Form 20-F
period 2001-12-31
ULTRAPAR HOLDINGS INC
filed 2002-05-29
CIK 1094972

As filed with the Securities and Exchange Commission on May 29, 2002
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ---------

                                   Form 20-F

                                   ---------

       [ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

           [X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 2001

                                       OR

         [ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        Commission File Number 001-14950

                                   ---------

                          ULTRAPAR PARTICIPACOES S.A.
             (Exact name of Registrant as specified in its charter)

      ULTRAPAR HOLDINGS INC.                   THE FEDERATIVE REPUBLIC OF BRAZIL
(Translation of Registrant's name               (Jurisdiction of incorporation
         into English)                                   or organization)

                                   ---------

                 Av. Brigadeiro Luiz Antonio, 1343, 9(0) Andar
                        Sao Paulo, SP, Brazil 01317-910
                          (Telephone: 55-11-3177-6513)
         (Address and telephone number of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act.

         Title of each class          Name of each exchange on which registered
         -------------------          -----------------------------------------
Preferred Shares, without par value*          New York Stock Exchange

---------
* Traded only in the form of American Depositary Shares (as evidenced by American Depositary Receipts) each representing 1,000 Preferred Shares which are registered under the Securities Act of 1933.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                      NONE

Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

                                     NONE

      The number of outstanding shares of each class of stock of Ultrapar
                  Participacoes S.A. as of December 31, 2001.

                  Common Shares               37,984,012,500
                  Preferred Shares            15,015,987,500

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                         Yes [X]             No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:

                        Item 17 [ ]          Item 18 [X]


===============================================================================

                               TABLE OF CONTENTS


                                                                           Page

INTRODUCTION ............................................................    1

FORWARD-LOOKING STATEMENTS...............................................    2

                                     PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS...........   3

ITEM 2.   OFFER STATISTICS AND EXPECTED TIME TABLE........................   3

ITEM 3.   KEY INFORMATION.................................................   3

A.        Selected Financial Data.........................................   3
B.        Capitalization and Indebtedness.................................   7
C.        Reasons for the Offer and Use of Proceeds.......................   7
D.        Risk Factors....................................................   8

ITEM 4.   INFORMATION ON THE COMPANY......................................  14

A.        History and Development of the Company..........................  14
B.        Business Overview...............................................  15
C.        Organizational Structure........................................  44
D.        Property, Plants and Equipment..................................  44

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS....................  49

A.        Operating Results...............................................  49
B.        Liquidity and Capital Resources.................................  55
C.        Research and Development, Patents and Licenses, etc.............  58
D.        Trend Information...............................................  58

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES....................... 59

A.        Directors and Senior Management.................................. 59
B.        Compensation..................................................... 61
C.        Board Practices.................................................. 61
D.        Employees........................................................ 62
E.        Share Ownership.................................................. 62

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS................ 64

A.        Major Shareholders............................................... 64
B.        Interests of Expert and Counsel.................................. 65

ITEM 8.   FINANCIAL INFORMATION............................................ 65

A.        Consolidated Statements and Other Financial Information.......... 65
B.        Significant Changes.............................................. 68

ITEM 9.   THE OFFER AND LISTING............................................ 68

A.        Offer and Listing Details........................................ 68
B.        Plan of Distribution............................................. 68
C.        Markets.......................................................... 68
D.        Selling Shareholders............................................. 68
E.        Dilution......................................................... 69
F.        Expenses of the Issue............................................ 69

ITEM 10.  ADDITIONAL INFORMATION........................................... 69

A.        Share Capital.................................................... 69
B.        Memorandum and Articles of Association........................... 69
C.        Material Contracts............................................... 69
D.        Exchange Controls................................................ 69

E.        Taxation......................................................... 71
F.        Dividends and Paying Agents...................................... 77
G.        Statement by Experts............................................. 77
H.        Documents on Display............................................. 77
I.        Subsidiary Information........................................... 77

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK....... 77

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES........... 78

                                 PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.................. 78

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
          USE OF PROCEEDS.................................................. 79

ITEM 15.  [Reserved]....................................................... 79

ITEM 16.  [Reserved]....................................................... 79

                                 PART III

ITEM 17.  FINANCIAL STATEMENTS............................................. 79

ITEM 18.  FINANCIAL STATEMENTS............................................. 79

ITEM 19.  EXHIBITS......................................................... 79

GLOSSARY ..................................................................G-1

                                  INTRODUCTION

     In this annual report on Form 20-F, "Ultrapar", "we", "us" and "our" refer to Ultrapar Participacoes S.A. "Ultragaz" refers to Ultragaz Participacoes S.A. together with its subsidiaries. "Oxiteno" refers to Oxiteno S.A. Industria e Comercio, together with its subsidiaries. "Ultra S.A." refers to Ultra S.A. Participacoes. "Ultracargo" refers to Ultracargo Participacoes Ltda. "Tequimar" refers to Terminal Quimico de Aratu S.A. "Transultra" refers to Transultra S.A. Armazenamento e Transporte Especializado.

     All references herein to the "real", "reais", or "R$" are to the Brazilian real, the official currency of Brazil. All references to "U.S. dollars", "dollars" or "U.S.$" are to United States dollars.

     We have changed the basis of presentation of our consolidated financial statements. The consolidated financial statements included herein are prepared in accordance with accounting principles determined by the Brazilian corporate law. According to the Brazilian corporate law method:

     o price-level adjustment was discontinued as of January 1, 1996 and is no longer permitted; and

     o discounting of fixed rate monetary assets and liabilities is prohibited.

     In prior years, the financial statements included in our annual reports on Form 20-F were prepared in accordance with generally accepted accounting principles in Brazil, or Brazilian GAAP. According to the Brazilian GAAP accounting method:

     o certain effects of inflation are recognized and data from prior periods is restated in constant Brazilian reais; and

     o present value discounting of fixed rate monetary assets and liabilities is required when the effect is material.

     During periods when Brazil had high inflation rates, the Brazilian corporate law method to adjust for the effects of inflation was not a comprehensive method that resulted in all amounts being presented in a currency of equivalent purchasing power. Therefore, the use of the Brazilian corporate law method in the financial statements presented in our prior annual reports would have been inconsistent with the requirements of the U.S. securities laws. Brazilian companies have received informal permission from the United States Securities Commission, the SEC, to file their financial statements in accordance with the Brazilian corporate law, rather than in accordance with Brazilian GAAP. Since as of December 31, 1997 the Brazilian corporate law method represents a comprehensive basis of accounting that provides a more meaningful presentation than that provided by Brazilian GAAP, and is required to be used in distributions to shareholders in Brazil, our consolidated financial statements are presented in this annual report in accordance with the accounting principles determined by the Brazilian corporate law. For a consistent presentation and to enable period-to-period comparison, financial information presented in this annual report has been restated for all periods presented in accordance with the Brazilian corporate law method.

     Before December 31, 1995, the Brazilian corporate law required a specific method of accounting to recognize the effects of inflation, utilizing a government-sanctioned index known as Unidade Fiscal de Referencia, or UFIR. Pursuant to this method, we charged the price-level adjustment to the net carrying value of certain assets (including permanent assets, inter-company current accounts and certain other assets) and credited such price-level adjustment to the income statement. Likewise, we adjusted opening shareholders' equity and charged the amount of such adjustment to the income statement. Our income statement would therefore reflect a net monetary correction gain (if permanent assets and inter-company current accounts are funded by third party financing) or loss (if shareholders' equity exceeds the carrying value of permanent assets). We also took into account the net monetary correction gain or loss in the determination of taxable income. However, this method did not provide for restatement of inventories, when applicable, restatement of advances received from customers, restatement of individual line items in the income statement and recognition of the effects of inflation expectation included in receivables and payments subject to settlement at future dates, nor presentation of the past and current financial statements in constant currency. Beginning on January 1, 1996, the Brazilian corporate law, but not Brazilian GAAP, prohibited the recognition in financial statements of the effects of inflation and required balances and transactions to be expressed in nominal reais.

     The change in the basis of accounts also affected the presentation of balances under generally accepted accounting principles in the United States, or U.S. GAAP.

     See Note 2 and 19 I (b) of the consolidated financial statements for a discussion of the impact of the change in the basis of presentation described above in the reconciliation of net equity and net income to U.S. GAAP.

     This annual report contains translations of certain real amounts into U.S. dollars at specified rates solely for the convenience of the reader. The commercial selling rate is used in this annual report rather than the noon buying rate in New York City as reported by the Federal Reserve Bank of New York because the noon buying rate was not consistently reported for reais during the periods shown in this annual report. These translations should not be construed as representations that the real amounts actually represent these U.S. dollar amounts or could be or could have been converted into U.S. dollars at the rate indicated or at any other rate. Unless otherwise indicated, the exchange rate of real amounts into U.S. dollars was R$2.3204 to U.S.$1.00 at December 31, 2001, based on the commercial selling rate as reported by Banco Central do Brasil, known as the Central Bank of Brazil, or the Central Bank.

     Some of the figures included in this annual report may not sum due to rounding.

     We will provide without charge to each person to whom this report is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference into this annual report (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to Ultrapar Participacoes S.A., Av. Brigadeiro Luiz Antonio, 1343, 9(0) Andar, Sao Paulo, SP, Brazil 01317-910, Attention: Director, Investor Relations. Telephone requests may be directed to 55-11-3177-6513.

                           FORWARD-LOOKING STATEMENTS

     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this annual report contains information that is forward-looking, including but not limited to:

     o    trends affecting our financial condition or results of operations;

     o    the effects of operating in a competitive environment;

     o    acquisitions or investments which we may make in the future;

     o    our capital expenditures plan; and

     o    the outcome of certain legal proceedings.

     Forward-looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future" or similar expressions. Such forward-looking information involves risks and uncertainties that could significantly affect expected results. The risks and uncertainties include, but are not limited to:

     o uncertainties relating to political and economic conditions in Brazil;

     o    inflation and exchange rate risks; and

     o    the impact of regulatory reform and increased competition.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIME TABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A.   Selected Financial Data

     The following tables present selected consolidated financial information for Ultrapar. You should read these tables in conjunction with our annual financial statements, and the notes thereto, included elsewhere in this annual report. We have derived the selected consolidated financial information of Ultrapar for each of the years 1997 through 2001 from our annual financial statements, including the consolidated balance sheets at December 31, 2000 and 2001 and the related consolidated statements of operations, changes in shareholders' equity and changes in financial position for the three years ended December 31, 2001 and notes thereto included elsewhere in this annual report.

     Our consolidated financial statements are prepared in accordance with the Brazilian corporate law, which differs in certain material respects from generally accepted accounting principles in the United States, or U.S. GAAP. See note 19 to our consolidated financial statements for a summary of the differences between the Brazilian corporate law and U.S. GAAP of shareholders' equity as of December 31, 2000 and 2001 and net income for the years ended December 31, 1999, 2000 and 2001.

     In prior years, the financial statements included in our annual reports on Form 20-F were prepared in accordance with generally accepted accounting principles in Brazil, or Brazilian GAAP, which requires the recognition of certain effects of inflation and the restatement of data from prior periods in constant Brazilian reais. In addition, Brazilian GAAP requires present value discounting of fixed rate monetary assets and liabilities when its effect is material. In order to enable period-to-period comparison and for a consistent presentation, financial information presented in this annual report has been restated for all periods presented in accordance with the Brazilian corporate law. See Note 2 of our consolidated financial statements for a discussion of the impact of the change in the basis of presentation to the Brazilian corporate law method. The selected financial information should be read in conjunction with "Item 5. Operating and Financial Review and Prospects."

     Certain of the information in reais herein has been translated into U.S. dollars using the commercial selling rate as of December 31, 2001, of R$2.3204 per U.S.$1.00. These translations are presented solely for the convenience of the reader and should not be construed as implying that local currency amounts represent, or could have been, or could be, converted into U.S. dollars at such rates or any rate.

                                       Ultrapar Participacoes S.A. and Subsidiaries

                                                                              Year Ended December 31,
                                                 ---------------------------------------------------------------------------------
                                                    1997          1998           1999          2000          2001         2001(1)
                                                 ----------    ----------     ----------    ----------    ----------    ----------
                                                     (in millions of reais, or millions of U.S. dollars, where indicated, except per share data)
Consolidated Income Statement Data:
Brazilian corporate law:                             R$            R$             R$            R$            R$            US$
Gross sales and services revenue............... R$1,127.5      R$1,331.3     R$1,927.0      R$2,301.2     R$2,862.5    U.S.$1,233.8
Sales and service tax..........................    (223.4)        (287.6)       (332.4)        (423.2)       (577.8)         (249.0)
                                                ---------      ---------     ---------      ---------     ---------    ------------
Net Sales......................................     904.1        1,043.7       1,594.6        1,878.0       2,284.7           984.6
Cost of goods and services sold................    (662.0)        (746.3)     (1,106.7)      (1,399.6)     (1,698.3)         (732.0)
                                                ---------      ---------     ---------      ---------     ---------    ------------
Gross profit...................................     242.1          297.4         487.9          478.4         586.4           252.6
Operating (expenses) revenues
Selling, general and administrative............    (170.2)        (195.1)       (233.6)        (266.2)       (317.7)         (136.9)
Other..........................................       3.8            4.1           3.8            1.3          10.2             4.4
                                                ---------      ---------     ---------      ---------     ---------    ------------
Total operating expenses.......................    (166.4)        (191.0)       (229.8)        (264.9)       (307.5)         (132.5)
                                                ---------      ---------     ---------      ---------     ---------    ------------
Operating profit...............................      75.7          106.4         258.1          213.5         278.9           120.1
Net financial income (expenses)................       0.1           (0.9)        (34.4)          43.4         (31.1)          (13.4)
Other non-operating income (expenses)..........       0.1           (6.5)        (18.3)         (16.5)        (17.0)           (7.3)
                                                ---------      ---------     ---------      ---------     ---------    ------------
Income before income tax and social
     contribution..............................      75.9           99.0         205.4          240.4         230.8            99.4
Income tax and social contribution.............     (13.2)         (14.5)        (40.6)         (47.3)        (27.5)          (11.6)
                                                ---------      ---------     ---------      ---------     ---------    ------------
Income before equity earnings and
     minority interest.........................      62.7           84.5         164.8          193.1         203.3            87.8
                                                ---------      ---------     ---------      ---------     ---------    ------------
Equity in earnings (losses) of affiliates .....       0.2           (5.7)         (3.2)           9.6           1.9             0.8
Minority interest..............................     (27.8)         (34.3)        (73.7)         (74.2)        (73.0)          (31.5)
                                                ---------      ---------     ---------      ---------     ---------    ------------
Net income ....................................    R$35.1         R$44.5        R$87.9        R$128.5       R$132.2       U.S.$57.1
                                               =====================================================================================
Net Income per thousand shares(2).............        0.9            1.2           1.7            2.4           2.5             1.1
                                                ---------      ---------     ---------      ---------     ---------    ------------
Dividends per thousand common shares (3)......       3.70           3.70          0.48           0.57          4.20            1.80
                                                ---------      ---------     ---------      ---------     ---------    ------------
Dividends per thousand preferred shares (3)(4)         --             --          0.53           0.63          4.63            2.00

U.S. GAAP:
Net income....................................       30.7           59.9          98.7          123.8         123.0            53.0
Net income per thousand common shares(2)......        0.8            1.6           2.2            2.2           2.2             0.9
Net income per thousand preferred
     shares(2)(4).............................         --             --           2.5            2.6           2.5             1.1

Other financial data (Brazilian corporate
  law)(5)
Cash flow from operating activities(6)........      103.4          213.4         373.9          302.7         339.7           146.4
Cash flow from investing activities(6)........      (95.3)        (115.9)        (96.4)        (170.5)       (206.7)          (89.1)
Cash flow from financing activities(6)........      113.2          (18.4)        233.3         (126.6)       (339.2)         (146.2)

Depreciation and amortization(7)..............       59.0           66.4          78.9           90.8         102.4            44.1
EBITDA(8).....................................      134.1          172.7         337.0          304.3         372.5           160.6
Number of common shares (in millions) (9).....        2.7            2.7      37,984.0       37,984.0      37,984.0              --
Number of preferred shares (in millions) (9)..         --             --      15,016.0       15,016.0      15,016.0              --

---------
(1) The real amounts for 2001 have been converted using the exchange rate of U.S.$1.00 = R$2.3204, the commercial selling rate as reported by the Central Bank on December 31, 2001. You should not construe currency conversions contained in this annual report as representations that the real amounts actually represent such dollar amounts. Additionally, you should not construe these conversions as representations that these real amounts have been, could have been or could be converted into dollars at these or any other rates of exchange. See "-- Exchange Rates."

(2) Although not consistent with the Brazilian corporate law, for the convenience of the reader, the amounts disclosed in the row labeled Net Income (loss) per thousand shares give retroactive effect to the 15,000:1 stock split which occurred in July 1999. One ADS represents 1,000 preferred shares. Common shares and preferred shares each represent the same economic interest in Ultrapar.

(3) See "Item 8. Financial Information - Consolidated Statements and other Financial Information - Dividend and Distribution Policy" for information regarding declaration and payment of dividends.

(4)  Prior to 1999, Ultrapar had no preferred shares outstanding.

(5) Cash flow and EBITDA information has been derived from our Brazilian corporate law financial statements.

(6)  See Note 17 (V)(h) of our consolidated financial statements.

(7) Depreciation represents depreciation expenses included in cost of goods and services sold and in selling, general and administrative expenses.

(8) EBITDA is a measure widely used to approximate operating cash flows. The inclusion of information on EBITDA is intended to present a measure of our ability to generate cash from our operations. EBITDA is equal to operating profit plus depreciation and amortization expenses. EBITDA is not a measure of financial performance under U.S. GAAP or the Brazilian corporate law and has been provided for the convenience of the reader. EBITDA should not be considered an alternative to net income as a measure of operating performance or to cash flows from operations as a measure of liquidity.

(9) Figures from 1999 to 2001 take into account the 15,000:1 stock split which occurred in July 1999 as well as the capital increase of 12.5 billion shares.

                                         Ultrapar Participacoes S.A. and Subsidiaries

                                                                          As of December 31,
                                                      -----------------------------------------------------------------
                                                       1997       1998       1999       2000        2001       2001(1)
                                                      -------    -------    -------    -------    -------    ----------
                                                      (in millions of reais, or millions of U.S. dollars, where
                                                                              indicated)
Consolidated Balance Sheet data:
Brazilian corporate law                                  R$         R$         R$         R$        R$           US$
Current assets:
Cash and marketable securities...................     R$274.9    R$345.7    R$856.6    R$862.2    R$656.0    U.S.$282.7
Trade accounts receivable........................        72.7       78.6      119.0      139.2      149.2          64.3
Inventories......................................        69.5       63.6       79.1       86.5       94.5          40.7
Other............................................        36.3       44.5       58.2      102.9      145.5          62.7
                                                      -------    -------    -------    -------    -------    ----------
     Total current assets........................       453.4      532.4    1,112.9    1,190.8    1,045.2         450.4

Long-term assets:
Related parties..................................         6.8        4.9        1.5        1.5        1.7           0.7
Other credits....................................        13.4       22.2       32.5       34.3       40.3          17.4
                                                      -------    -------    -------    -------    -------    ----------
     Total long-term assets......................        20.2       27.1       34.0       35.8       42.0          18.1
Permanent assets:
Investments                                             103.4       85.1       78.2       87.8       88.8          38.3
Property, plant and equipment                           709.7      722.8      665.7      655.9      707.9         305.1
Deferred charges                                         19.1       27.5       31.8       44.2       68.1          29.3
                                                      -------    -------    -------    -------    -------    ----------
     Total permanent assets......................       832.2      835.4      775.7      787.9      864.8         372.7
                                                      -------    -------    -------    -------    -------    ----------
     Total Assets................................     1,305.8    1,394.9    1,922.6    2,014.5    1,952.0         841.2

Current liabilities:
Suppliers........................................        39.9       39.7       73.0       86.8       88.4          38.1
Financings.......................................       103.8      155.1      190.1      134.1      124.5          53.6
Salaries and payroll taxes.......................        28.1       31.4       38.2       44.7       50.2          21.6
Other............................................        49.9       47.6       55.0       56.0       60.8          26.2
                                                      -------    -------    -------    -------    -------    ----------
     Total current liabilities...................       221.7      273.8      356.3      321.6      323.9         139.5
Long-term liabilities:
Financings.......................................       256.8      244.2      279.1      291.8      290.2         125.1
Related parties..................................         9.9       13.4       12.8       11.6       11.0           4.7
Other............................................        29.7       37.5       60.4       80.6       87.2          37.6
                                                      -------    -------    -------    -------    -------    ----------
     Total long-term liabilities.................       296.4      295.1      352.3      384.0      388.4         167.4
Minority interest................................       342.3      351.9      394.4      411.2      439.8         189.5

Shareholders' equity:
Restated, realized capital.......................        90.3      101.0      433.9      433.9      433.9         187.0
Revaluation reserve..............................       105.7       91.2       53.5       29.1       25.9          11.2
Reserves and retained earnings...................       249.4      281.9      332.2      434.7      340.1         146.6
                                                      -------    -------    -------    -------    -------    ----------
     Total shareholders' equity..................       445.4      474.1      819.6      897.7      799.9         344.8
                                                      -------    -------    -------    -------    -------    ----------

Total liabilities and shareholders' equity.......     1,305.8    1,394.9    1,922.6    2,014.5    1,952.0         841.2

U.S. GAAP:
Total Assets.....................................     1,251.9    1,274.3    1,838.0    1,967.6    1,892.0         815.5
Shareholders' equity.............................       347.4      388.2      760.1      854.6      748.5         322.6

---------
(1) The real amounts for 2001 have been converted using the exchange rate of U.S.$1.00 = R$2.3204, the commercial selling rate as reported by the Central Bank on December 31, 2001. You should not construe currency conversions contained in this annual report as representations that the real amounts actually represent such dollar amounts. Additionally, you should not construe these conversions as representations that these real amounts have been, could have been or could be converted into dollars at these or any other rates of exchange.

   Exchange Rates

     There are two principal foreign exchange markets in Brazil:

     o    the commercial rate exchange market, and

     o    the floating rate exchange market

     Most trade and financial foreign exchange transactions are carried out on the commercial rate exchange market. These transactions include the purchase or sale of shares or the payment of dividends or interest with respect to shares. Foreign currencies may only be purchased through a Brazilian bank authorized to operate in these markets. In both markets, rates are freely negotiated but may be strongly influenced by Central Bank intervention. On January 25, 1999, the Brazilian government announced the unification of the exchange positions of the Brazilian banks in the floating rate exchange market and commercial rate exchange market, which led to a convergence in the pricing and liquidity of both markets. Since February 1, 1999 the floating market rate has been the same as the commercial market rate. However, there is no guarantee that the rates will continue to be the same in the future.

     From its introduction on July 1, 1994 through March 1995, the real appreciated against the U.S. dollar. In 1995, the Central Bank announced that it would intervene in the market and buy or sell U.S. dollars, establishing a band in which the exchange rate between the real and the U.S. dollar could fluctuate. This policy resulted in a gradual devaluation of the real relative to the U.S. dollar. On January 13, 1999, the band was set between R$1.20 and R$1.32 per U.S.$1.00. Two days later, on January 15, 1999, due to market pressures, the Central Bank abolished the band system and allowed the real/U.S. dollar exchange rate to float freely. As a result, the exchange rate dropped to R$2.1647 per U.S.$1.00 on March 3, 1999. Since then, the exchange rate has been established by the interbank market, and has fluctuated considerably. In the past, the Central Bank has intervened occasionally to control unstable movements in the foreign exchange rate. It is not possible to predict whether the Central Bank will continue to let the real float freely or whether the real will remain at its present level. Accordingly, it is not possible to predict what impact the Brazilian government's exchange rate policies may have on us. The Brazilian government could impose a band system in the future or the real could devalue or appreciate substantially. See - "Risk Factors -- Risks Relating to Brazil."

     The following table sets forth information on prevailing commercial selling rates for the periods indicated.

                                                       Exchange rates of nominal reais per U.S.$1.00
                                                   --------------------------------------------------------
Year ended                                         High             Low           Average        Period-End
---------------------------------------------      -----           -----          -------        ----------
December 31, 1997...........................       1.116           1.033          1.088(1)         1.116
December 31, 1998...........................       1.209           1.111          1.168(1)         1.209
December 31, 1999...........................       2.165           1.208          1.851(1)         1.789
December 31, 2000...........................       1.985           1.723          1.835(1)         1.955
December 31, 2001 ..........................       2.801           1.936          2.353(1)         2.320
Month ended
---------------------------------------------
November 30, 2001 ..........................       2.682           2.460          2.571(2)         2.529
December 31, 2001 ..........................       2.467           2.293          2.380(2)         2.320
January 31, 2002............................       2.438           2.293          2.366(2)         2.418
February 28, 2002...........................       2.469           2.348          2.409(2)         2.438
March 31, 2002..............................       2.366           2.324          2.345(2)         2.324
April 30, 2002..............................       2.369           2.271          2.320(2)         2.363

(1)  Average of the rates on the last day of each month in the period.
(2)  Average of the high and low exchange rates for each month.
Source: Central Bank

B.   Capitalization and Indebtedness

     Not applicable.

C.   Reasons for the Offer and Use of Proceeds

     Not applicable.

D.   Risk Factors

     Risks Relating to Ultrapar and the Liquefied Petroleum Gas Distribution Industry

  Ultragaz, our Liquefied Petroleum Gas distribution subsidiary, currently depends entirely upon Petrobras for its supply of Liquefied Petroleum Gas, or LPG.

     Historically, Petrobras has enjoyed a constitutional monopoly in the production and importation of petroleum products in Brazil. Although the Brazilian government removed Petrobras' monopoly from the Federal Constitution in November 1995, Petrobras effectively still remains the sole provider of LPG in Brazil. See "Item 4. Information on the Company -- Business Overview -- Distribution of Liquefied Petroleum Gas -- Industry and Regulatory Overview." This may change in the future as LPG prices charged by Petrobras in the domestic market are currently at about the same levels as prices charged in the international market, thus making imports more competitive. At present, however, any interruption in the supply of LPG from Petrobras immediately affects Ultragaz's ability to provide LPG to its customers.

  Government deregulation of LPG prices will cause the refinery prices to fluctuate according to the international markets and may affect our revenues and operating margin.

     The Brazilian government has historically regulated both the refinery price of LPG, which is the price we pay Petrobras and is thus a component of our cost of goods sold, and the retail price of LPG, which is the price we charge customers and is thus a component of our gross sales revenue. In the 1990's, the Brazilian government began to deregulate both prices and, by May 2001, the retail store prices in Brazil were no longer regulated. Since January 2002, the LPG refinery price has been set by Petrobras, and is adjusted to the average international price (following the Mont Belvieu reference), plus approximately U.S.$ 50 per ton to pass through handling expenses.

     In this new deregulated environment, the refinery price fluctuates according to the international markets, while the retail store price depends on a number of factors, including the level of competition, brand recognition and the relative prices of the energy sources that compete with LPG. If we are not able to pass on increases in the refinery price to our customers by increasing the retail store prices, our operating margins may be adversely affected.

  LPG competes with alternative sources of energy.

     LPG competes with natural gas, wood, diesel, fuel oil and electric energy. Natural gas is currently less expensive than LPG for industrial consumers who purchase large volumes, but it is substantially more expensive in the residential segment, since its supply requires significant investments in pipelines. In 2001, the overall Brazilian LPG market decreased by 0.5% in part due to an increase in use of natural gas derived from the Brazil-Bolivia pipeline. If an alternative source of energy replaces LPG in the future, our business will suffer. See "Item 4. Information On the Company -- Business Overview -- Distribution of Liquefied Petroleum Gas -- Competition."

Risks Relating to Ultrapar and the Petrochemical and Chemical Industries

  Ethylene, the principal raw material used in our petrochemical operations, comes from limited supply sources.

     Oxiteno purchases its principal raw material, ethylene, from two of Brazil's three naphtha crackers, which are the sole sources of ethylene in Brazil. Copene-Petroquimica do Nordeste S.A., known as Copene, supplies all of our ethylene requirements at our plant located at Camacari, and Petroquimica Uniao S.A., known as PQU, supplies all of our ethylene requirements at our plant located at Maua. Because of ethylene's characteristics, it is difficult and expensive to store and transport, and cannot be easily imported into Brazil. Thus, like other second generation petrochemical companies, we are entirely dependent on ethylene produced at Copene and PQU for our supply of ethylene at our plants located near those crackers and our ability to operate those plants.

     Oxiteno does not maintain any significant storage of ethylene, and unexpected interruptions in supply from Copene and PQU have an immediate impact on our production and results of operations. We have a long-term contract with Copene, which expires in 2012, setting forth the volume of ethylene that Copene will supply and the amount that we will purchase. Unlike Copene, PQU usually does not enter into long-term supply contracts with its customers. If we further expand our production capacity, there is no assurance that we will be able to obtain additional ethylene requirements from Copene and PQU.

     In addition, due to Petrobras' historical monopoly over the production and importation of oil and oil related products, Copene and PQU purchase most of their naphtha from Petrobras and, as a result, their ability to supply ethylene to second generation petrochemical companies, including Oxiteno, is largely dependent on Petrobras. Although Copene has begun to import naphtha from alternative sources, currently, Petrobras is still the principal supplier of naphtha to crackers, and any interruption in the supply of naphtha from Petrobras to Copene and PQU could adversely impact Copene's and PQU's ability to supply ethylene to Oxiteno.

  The Brazilian petrochemical industry may become more cyclical.

     Decreasing Brazilian tariff rates on petrochemical products, increased demand for such products in Brazil, and the ongoing integration of regional and world markets for commodities, among other factors, have contributed to the increasing integration of the Brazilian petrochemical industry into the international petrochemical marketplace. The international petrochemical market is cyclical in nature, with alternating periods of tight supply, increased prices and high margins, and of over-capacity, declining prices and low margins. Accordingly, prices of certain of our products in Brazil are becoming more closely related to price trends in the global market. As a consequence, events affecting the economics of the world petrochemical industry could have a material adverse effect on our business, financial condition and results of operations.

     One of the key determinants of the prices for certain of our products is the price that importers must pay when importing these products. Prices paid by importers are based, in part, on transportation costs and tariff rates. Consequently, tariff rates imposed by the Brazilian government affect the prices we can charge for our products. Because the Brazilian government has historically used import and export tariffs to effect economic policies, tariffs, particularly those imposed on petrochemical products, have varied appreciably. The import tariffs on the main categories of products that we produce are between 13% and 16%. Decreases in Brazilian import tariff rates for petrochemical products would reduce our competitive price advantage over imported petrochemical products.

     Approximately 11%, 12% and 10% of Oxiteno's revenues from petrochemical products were attributable to sales in Argentina in 2001, 2000 and 1999, respectively. The continuation of the Argentine recession could adversely affect our business, financial condition and results of operations to the extent our customers in Argentina purchase fewer of our petrochemical products. In the first quarter of 2002, 4% of Oxiteno's revenues from petrochemical products were attributable to sales in Argentina.

   The price of ethylene is subject to fluctuations in international oil prices.

     The price of ethylene, which is the principal component of our cost of goods sold in the petrochemicals business, is directly linked to the price of naphtha which, in turn, is primarily linked to the price of crude oil. Consequently, ethylene prices are subject to fluctuations in international oil prices. A significant increase in the price of crude oil and, consequently, naphtha and ethylene, could have a material adverse effect on our results of operations.

  Our insurance coverage may be insufficient to cover losses that we might incur.

     The operation of any chemical manufacturing plant and the distribution of petrochemicals involve substantial risks of property contamination and personal injury and may result in material costs and liabilities. We maintain insurance policies that cover material damages caused by leakages of toxic substances and other events that we are able to eliminate within 72 hours. The occurrence of losses or other liabilities that are not covered by insurance or that exceed our insurance limits could result in significant unexpected additional costs.

  We may be adversely affected by the imposition and enforcement of more stringent environmental laws and regulations.

     We are subject to stringent environmental laws and regulations in Brazil. Changes in these laws and regulations, or changes in the enforcement policy of existing laws and regulations, could adversely affect us. In addition, it is possible that new laws or additional regulations will come into force, or that the relevant enforcement agencies will seek a more stringent interpretation of existing laws and regulations that would require us to spend additional funds on environmental matters in order to continue to keep our plants and operations in compliance.

  The production of petrochemicals and chemicals is inherently hazardous.

     The complex manufacturing operations we perform at our plants involve a variety of safety and other operating risks, including the handling, production and transportation of highly flammable, explosive and toxic materials. Equipment breakdowns, natural disasters, and delays in obtaining imports or required replacement parts or equipment can also affect our manufacturing operations. We cannot completely eliminate the risks inherent in the petrochemical and chemical manufacturing process.

Risks Relating to Ultrapar Generally

  If Tequimar is unable to renew its expired lease of the land underlying its Aratu plant, there could be a significant decline in Tequimar's revenues and a resulting impact on us.

     Tequimar's Aratu plant is situated on land which it leases from the port authority of the state of Bahia, Cia. Docas do Estado da Bahia, known as CODEBA. The lease expired in 1998 and has yet to be renewed as of the date of this annual report due to CODEBA's position that the lease should be subject to a public auction. Tequimar is currently disputing the CODEBA decision to seek public bids for the lease. If CODEBA proceeds with the public auction, Tequimar could lose its lease. In the event Tequimar is required by CODEBA to vacate the Aratu site, it will be forced to abandon its facilities located there but will be indemnified by CODEBA with respect to such facilities' value. Tequimar's operations at the Aratu facility contributed R$29 million in net sales and R$14 million in EBITDA to Ultrapar in 2001.

  We are currently controlled by our senior management, which substantially limits the ability of non-management shareholders to control the direction of our business.

     Our senior management indirectly controls approximately 69% of our voting share capital through their control of Ultra S.A. This level of control enables the management to elect the majority of our directors and to determine the outcome of all actions requiring shareholder approval. See "Item 7. Major Shareholders and Related Party Transactions -- Major Shareholders -- Shareholders' Agreement of Ultra S.A.."

  Our status as a holding company may limit our ability to pay dividends on the preferred shares.

     As a holding company, we have no significant operating assets other than our ownership of shares of our subsidiaries. Substantially all of our operating income comes from our subsidiaries, which are also holding companies. Consequently, our ability to pay you dividends depends solely upon our receipt of dividends and other cash flows from our subsidiaries.

Risks Relating to the Preferred Shares and the American depositary shares, or ADSs

  The ADSs generally do not give you voting rights.

     The ADSs represent our preferred shares. Under Brazilian law and our by-laws, holders of preferred shares generally do not have the right to vote at shareholder meetings. This means, among other things, that you are not entitled to vote on important corporate transactions including mergers or consolidations with other companies.

  The preferred shares and ADSs do not entitle you to a fixed or minimum dividend.

     Under Brazilian corporate law and our by-laws, unless our board of directors decides otherwise, we must pay our shareholders a mandatory distribution equal to at least 50% of our net income as adjusted for this purpose. Therefore, whether or not you receive a dividend depends on the amount of the mandatory distribution, if any, and whether the board of directors exercises its discretion to suspend these payments. See "Item 8. Financial Information -- Consolidated Statements and Other Financial Information -- Distribution Policy and Dividends" for a more detailed discussion on mandatory distributions.

  You might be unable to exercise preemptive rights with respect to the preferred shares.

     In the event of a capital increase which would maintain or increase the proportion of capital represented by preferred shares, preferred shareholders would have preemptive rights to subscribe to newly issued preferred shares. In the event of a capital increase which would maintain or reduce the proportion of capital represented by preferred shares, preferred shareholders would have preemptive rights to subscribe for preferred shares in proportion to their shareholdings and for common shares only to the extent necessary to prevent dilution of their interest in the company.

     ADS holders may not be able to exercise preemptive rights relating to the preferred shares underlying the ADSs unless a registration statement under the United States Securities Act of 1933, or the Securities Act, as amended, is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and therefore, we cannot assure you that any such registration statement will be filed. Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse.

  If you exchange the ADSs for preferred shares, you risk losing certain foreign currency remittance and Brazilian tax advantages.

     The ADSs benefit from the depositary's certificate of foreign capital registration, which permits the depositary to convert dividends and other distributions with respect to the preferred shares into foreign currency and remit the proceeds abroad. If you exchange your ADSs for preferred shares, you will be entitled to rely on the depositary's certificate of foreign capital registration for five business days from the date of exchange. Thereafter, you will not be able to remit abroad non-Brazilian currency unless you obtain your own certificate of foreign capital registration or you qualify under Resolution 2,689 of the Central Bank dated January 26, 2000, known as Resolution 2,689, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration. If you do not qualify under Resolution 2,689, you will generally be subject to less favorable tax treatment on distributions with respect to the preferred shares. We cannot assure you that the depositary's certificate of registration or any certificate of foreign capital registration obtained by you may not be affected by future legislative or regulatory changes, or that additional Brazilian law restrictions applicable to your investment in the ADSs may not be imposed in the future. For a more complete description of Brazilian tax regulations, see "Item 10. Additional Information -- Taxation -- Brazil."

  The relative volatility and illiquidity of the Brazilian securities markets may adversely affect you.

     Investing in securities, such as the preferred shares or ADSs, of issuers from emerging market countries, including Brazil, involves a higher degree of risk than investing in securities of issuers from more developed countries. For the reasons above, investments involving risks relating to Brazil, such as investments in ADSs, are generally considered speculative in nature and are subject to certain economic and political risks, including but not limited to:

     o changes to the regulatory, tax, economic and political environment that may affect the ability of investors to receive payment, in whole or in part, in respect of their investments; and

     o restrictions on foreign investment and on repatriation of capital invested.

     The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may substantially limit your ability to sell the preferred shares underlying your ADSs at a price and time at which you wish to do so. The Sao Paulo Stock Exchange, known as Bovespa, the only Brazilian stock exchange, had a market capitalization of approximately U.S.$185 billion as of December 31, 2001 and an average monthly trading volume of approximately U.S.$5.4 billion for 2001. In comparison, the NYSE had a market capitalization of U.S.$16 trillion as of December 31, 2001 and an average monthly trading volume of approximately U.S.$874 billion for 2001.

     There is also significantly greater concentration in the Brazilian securities market. The ten largest companies in terms of market capitalization represented approximately 48.6% of the aggregate market capitalization of the Bovespa as of December 31, 2001. The top ten stocks in terms of trading volume accounted for approximately 53.8% of all shares traded on the Bovespa in 2001.

   Our Share Price May Be Affected By Shares Eligible for Future Sale.

     We currently have 15,015,987,500 preferred shares and 37,984,012,500 common shares outstanding. Substantially all of the preferred shares and ADSs representing preferred shares are held by the public. Substantially all of the common shares are held by two stockholders. Mrs. Daisy Igel, the daughter of Ultrapar's founder, holds 9,801,825,000 common shares, and Ultra S/A, a company controlled by Ultrapar's management, holds 26,390,251,250 common shares. There are no agreements among stockholders that would prevent any holder of common shares from selling those shares. Any sale of a large block of common shares could negatively affect the market value of the preferred shares and ADSs, even though the common shares are not convertible into preferred shares without the consent of a majority of our common stockholders.

  If we were treated as a Passive Foreign Investment Company, U.S. Holders of ADSs would be subject to disadvantageous rules under the U.S. tax laws.

     Please see "Item 10. Additional Information -- Taxation -- United States" for a description of the passive foreign investment company, or PFIC, rules. If we are characterized as a PFIC in any year, U.S. holders of ADSs could be subject to unfavorable U.S. federal income tax treatment. Although we do not believe that we were a PFIC in 2001, there can be no assurance that our business and activities will not lead to PFIC status for us in the future. PFIC classification is a factual determination made annually and thus may be subject to change.

Risks Relating to Brazil

  The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on our business and the market price of the preferred shares.

     The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in policy. The government's actions to control inflation and effect other policies have often involved wage and price controls, currency devaluations, capital controls, and limits on imports, among other things. Our business, financial condition and results of operations may be adversely affected by changes in policy involving tariffs, exchange controls and other matters, as well as factors such as:

     o    currency fluctuations;

     o    inflation;

     o    price instability;

     o    interest rates;

     o    tax policy; and

     o    other political, social and economic developments in or affecting
          Brazil.

     Our business could be significantly affected by political instability in Brazil. The next presidential elections are to occur in October 2002 and Brazilian law does not allow President Fernando Henrique Cardoso, now serving a second term, to serve a third term. Changes in the composition of the government coalition, in the identity of ruling local parties, in the cabinet or in the presidency may potentially undermine investor confidence or produce policy changes that may adversely affect our operations and/or the price of our preferred shares and ADSs.

  Inflation, and certain governmental measures to combat inflation, may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

     Brazil has historically experienced extremely high rates of inflation. Since the introduction of the real in July 1994 under the Real Plan, Brazil's inflation rate has been substantially lower than in previous periods. Inflation, as measured by the Indice Geral de Precos -- Mercado, the general market price index in Brazil, or IGP-M, fell to 1.8% in 1998 before increasing to 20.1% in 1999 as a result of the devaluation of the real beginning in January 1999, and decreasing again to 10.4% in 2001. There can be no assurance that the recent lower levels of inflation will continue. Future governmental actions, including actions to adjust the value of the real, may trigger increases in inflation. Our cash operating expenses are substantially all in reais and tend to increase with Brazilian inflation because our suppliers and providers generally increase prices to reflect the depreciation of the value of the currency. As expressed in U.S. dollars, however, these increases are typically offset at least in part by the effect of the appreciation of the U.S. dollar against the real. If the rate of Brazilian inflation increases more rapidly than the rate of appreciation of the U.S. dollar, then, as expressed in U.S. dollars, our operating expenses may increase and (assuming constant U.S. dollar sales prices) our profit margins decrease.

  Fluctuations in the value of the Brazilian currency against the value of the U.S. dollar may result in uncertainty in the Brazilian economy and the Brazilian securities market, which may adversely affect our financial condition and results of operations and, consequently, the market value of the preferred shares and ADSs.

     The Brazilian currency has historically suffered frequent devaluations. In the past, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Although over long periods devaluations of the Brazilian currency generally have correlated with the rate of inflation in Brazil, devaluations over shorter periods have resulted in significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies.

     In 1999, the real depreciated 48% against the U.S. dollar, and in 2000 it depreciated 9%. During 2001, the real experienced a period of significant depreciation, in part due to the economic uncertainties in Argentina, the global economic slowdown and the energy crisis in Brazil. The real depreciated 18.7% against the U.S. dollar during 2001. There are no guarantees that the exchange rate between the real and the U.S. dollar will stabilize at a current levels or that the real will appreciate against the U.S. dollar.

     Devaluation of the real and continued currency instability could affect our ability to meet our foreign currency obligations in the future and result in a monetary loss relating to this indebtedness. See "Item 5. Operating and Financial Review and Prospects -- Trend Information" for information about our hedging policy. In addition, fluctuations in the value of the real relative to the U.S. dollar can affect the market value of the ADSs. Devaluation may reduce the U.S. dollar value of distributions and dividends on the ADSs and may also reduce the market value of the preferred shares and the ADSs.

  Restrictions on the movement of capital out of Brazil may hinder your ability to receive dividends and distributions on, and the proceeds of any sale of, the preferred shares.

     From time to time the Brazilian government may impose restrictions on capital outflow that would hinder or prevent the custodian who acts on behalf of the depositary for the ADSs from converting proceeds from the preferred shares underlying the ADSs into U.S. dollars and remitting those proceeds abroad. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil's balance of payments or reasons to foresee a serious imbalance.

     The Brazilian government imposed remittance restrictions for approximately six months in 1989 and early 1990. If enacted, similar restrictions would hinder or prevent the conversion of dividends, distributions or the proceeds from any sale of preferred shares from reais into U.S. dollars and the remittance of the U.S. dollars abroad. In such a case, the custodian, acting on behalf of the depositary, will hold the reais it cannot convert for the account of the holders of ADSs who have not been paid. The depositary will not invest the reais and will not be liable for interest on those amounts. Furthermore, any reais so held will be subject to devaluation risk.

  Developments in other emerging markets, including Argentina, may adversely affect the market price of the preferred shares and ADSs.

     Economic and market conditions in other emerging market countries, especially those in Latin America, influence the market for securities issued by Brazilian companies and investors' perception of economic conditions in Brazil. After prolonged periods of recession, followed by political instability, Argentina in 2001 announced it would not service its public debt. In order to address the worsening economic and social crisis, the Argentine government abandoned its decade-old fixed dollar-peso exchange rate, allowing the currency to float. The Argentine peso experienced a 114.3% devaluation against the U.S. dollar from January 11 to March 31, 2002.

     The Argentine crisis may also affect the perception of risk in Brazil by foreign investors. Although the expectation of many that a similar problem would follow in Brazil has not materialized, the volatility in market prices for Brazilian securities increased in early 2001. Nonetheless, if events in Argentina continue to deteriorate, they may adversely affect our ability to borrow funds at an acceptable interest rate or to raise equity capital when and if there should be a need. Accordingly, adverse developments in Argentina or in other emerging market countries could lead to a reduction in the demand for, and market price of, the preferred shares and the ADSs. In addition, the continuation of the Argentine recession and the recent devaluation of the Argentine peso could adversely affect the Brazilian economy, as Argentina is one of Brazil's principal trading partners, accounting for 8.6% of Brazil's exports in 2001.

ITEM 4. INFORMATION ON THE COMPANY

A.   History and Development of the Company

     Ultrapar Participacoes S.A. was incorporated on December 20, 1953. We trace our origins to 1937, when Ernesto Igel established Companhia Ultragaz S.A., known as Companhia Ultragaz, and introduced LPG for home cooking in Brazil. We also pioneered the development of the petrochemical industry in Brazil, which led to the founding of Oxiteno in 1970 at the newly established Maua petrochemical complex in Sao Paulo. Ultrapar is controlled by its current senior management through Ultra S.A.

     On October 6, 1999, we concluded the public offering of 12,500,000,000 preferred shares in the primary portion of our initial public offering, or IPO. On the same date, some of our shareholders concluded the public offering of an additional 2,441,301,000 preferred shares in the secondary portion of our IPO. Of the total number of shares offered, approximately 20% were placed in Brazil and 80% were placed internationally, with the internationally offered shares being traded in the form of ADSs on the New York Stock Exchange. The total proceeds to us from the IPO amounted to approximately R$330.6 million.

     Our principal executive office is located at Avenida Brigadeiro Luiz Antonio, 1343, 9(0) andar, 01317-910, Sao Paulo, SP, Brazil. Our telephone number is 55-11-3177-6513. Our internet website address is http://www.ultra.com.br.

     Our agent for service of process in the United States is C.T. Corporation System, located at 1633 Broadway, New York, New York 10019.

  Recent Developments

     On October 22, 2001, our board of directors approved a repurchase program for a maximum amount of 1,494,130,100 of our preferred shares, without reduction of capital stock, for cancellation or to be held in treasury for future sale. This share repurchase program was extended for ninety days on January 18, 2002. On April 18, 2002, the program was extended again for an additional ninety days. As of the date of this annual report we have not yet repurchased shares under this program.

     In March 2002, Oxiteno made a tender offer for the acquisition of the shares of its subsidiary Oxiteno Nordeste S.A. Industria e Comercio, known as Oxiteno Nordeste. The tender offer was completed on April 16, 2002, through the acquisition of 93,871 shares of Oxiteno Nordeste by Oxiteno, representing approximately 73.3% of the shares held by minority shareholders. Oxiteno increased its share ownership from 97% to 98.9% for approximately R$4.4 million.

  Capital Expenditures

     The following table shows our capital expenditures for the periods indicated.

                                              Year Ended December 31,
                                        ---------------------------------
Company                                    2001         2000       1999
--------------------------------------- ---------   ---------   ---------
                                             (in millions of reais)
Ultragaz............................... R$  148.2   R$  120.4   R$   62.3
Oxiteno................................      42.9        49.9        21.0
Ultracargo.............................      11.9        11.6        10.4
Others.................................       0.1         0.5         0.8
                                        ---------   ---------   ---------
Total.................................. R$  203.1   R$  182.4   R$   94.5
                                        =========   =========   =========

     Oxiteno's capital expenditures in 2001 were mainly due to an expansion of the production capacity for purified ethylene oxide and ethanolamines and to modernize its industrial plants.

     Ultragaz's capital expenditures in 2001 were related to expansion in the non-residential segment, and also to the construction of new filling plants and the acquisition of new cylinders.

B.   Business Overview

     As a major Brazilian industrial group, we play an important role in the LPG distribution sector and in the production of petrochemicals and chemicals. We are also engaged in the storage and transportation of LPG and chemical and petrochemical products.

Distribution of Liquefied Petroleum Gas

     We conduct LPG distribution through Ultragaz. Founded in 1937, Ultragaz was the first LPG distributor in Brazil and has continuously been one of the leading companies in the Brazilian LPG market.

     Ultragaz operates in the residential and non-residential markets in several of the most populous states of Brazil, including Sao Paulo, Rio de Janeiro and Bahia. Ultragaz sells LPG to residential customers through its own retail stores as well as independent retail stores, and also through its own fleet of trucks, with door-to-door sales. To the non-residential market, it sells LPG through its own fleet of trucks and through independent dealers.

     In 2001, Ultragaz sold 1.35 million tons of LPG, representing a 19.3% share of the Brazilian LPG market, and a share of approximately 36% of the LPG market in the state of Sao Paulo. Sao Paulo has the largest state economy in Brazil, representing approximately 35% of Brazil's GDP, and a population of approximately 37 million. Ultragaz estimates that its LPG is sold to approximately 6.7 million households and 15 thousand commercial and industrial clients in Brazil.

  Industry and Regulatory Overview

     LPG is a fuel derived as a by-product from the oil and natural gas refining process and is used in Brazil in the residential sector and the non-residential sector, which includes the commercial sector and industrial sectors. LPG has the following primary uses in Brazil:

     o residential sector: primarily cooking and, increasingly, water heating;

     o commercial sector: cooking and water heating in shopping malls, hotels, condominiums, restaurants, laundries and hospitals; and

     o industrial sector: heating applications, such as heating kilns in the ceramics industry and welding in the metallurgical industry.

  LPG Distribution System

     The diagram below outlines the LPG distribution process.

                               [GRAPHIC OMITTED]

     In 2000, which is the most recent year for which official statistics are available, LPG represented approximately 3.2% of all energy used in Brazil. In 2001, 71% of the LPG consumed in Brazil was used for domestic purposes, primarily for cooking, with the remaining 29% used for commercial and industrial purposes. The use of LPG for domestic heating in Brazil is insubstantial compared with such use in other industrialized and emerging countries, primarily because of Brazil's generally warm climate. Because LPG is not used to a significant extent for domestic heating in Brazil, overall consumption of LPG per capita is lower in Brazil compared to countries where domestic heating is a major element of LPG demand. There is also substantially less seasonality in Brazilian demand.

     Prior to 1990, extensive governmental regulation of the LPG industry essentially limited the use of LPG to domestic cooking. Since 1990, regulations allow the use of LPG for certain commercial and industrial uses. As a result, the industrial use of LPG has been increasing significantly. In the industrial sector, LPG competes with wood, natural gas, fuel oil and electrical energy.

     The primary international suppliers of LPG are major oil companies and independent producers of both natural gas liquids and oil. However, due to Petrobras' monopoly over the production and importation of petroleum and petroleum products until the end of 2001, Petrobras is currently the sole supplier of LPG in Brazil. We anticipate that this scenario might change in the future, due to the economic feasibility of importation of LPG.

     The LPG distribution industry in Brazil currently consists of approximately eighteen LPG distribution companies or groups of companies; and is regulated by the National Agency for Oil, or ANP, which reports to the Ministry of Mines and Energy. The LPG distribution industry comprises the purchase of LPG from Petrobras, filling LPG cylinders and bulk delivery trucks at filling stations, selling LPG to end users, controlling product quality and providing technical assistance to LPG consumers. See "-- Distribution and Transportation."

     LPG produced by Petrobras, which represents approximately 65% of total demand in Brazil, is transported in pipelines and by trucks from Petrobras' production and storage facilities to filling stations maintained by LPG distributors. The balance is imported by Petrobras into Brazil and stored in large storage facilities maintained by Petrobras. The imported LPG is then transported from the storage facilities by pipeline and truck to the LPG distributors' filling stations.

     LPG can be delivered to end users either in cylinders or in bulk. The cylinders are filled in the LPG distributors' filling stations and transported to end users by truck either by the LPG distributors themselves or independent dealers. Distribution to the residential sector is carried out through two principal channels:

     o    home delivery of LPG cylinders; and

     o    the sale of LPG cylinders in retail stores and at filling stations.

     In both cases, the cylinders are either delivered by the LPG distributors themselves or by independent dealers. Bulk delivery is the principal delivery method in the industrial and commercial markets and is increasingly used in the commercial market in place of delivery in cylinders. In the case of bulk delivery, LPG is pumped directly into tanker trucks at filling stations, transported to the customer's premises in the truck and pumped into a bulk storage tank located at the customer's premises.

     As of December 2001, the four largest LPG distributors in Brazil were AgipLiquigas S.A., known as AgipLiquigas, a subsidiary of AgipPetroli SpA, an Italian conglomerate; Ultragaz; Nacional Gas Butano Ltda., known as Butano, which is controlled by a Brazilian family; and Supergasbras S.A., known as Supergasbras, which is jointly controlled by SHV Energy and the founding Brazilian family.

     The Role of the Brazilian Government. In common with other portions of the oil and gas industry in Brazil, the sale and distribution of LPG in Brazil was historically regulated by the Brazilian government. The period from 1960 until 1990 was characterized by heavy governmental regulation of the LPG industry, including price controls, regulation of the areas in which each LPG distributor could operate, regulation of the services offered by LPG distributors and governmental quotas for the LPG sold by LPG distributors, which effectively restricted the growth of the larger LPG distributors. In 1990, the government embarked upon a deregulation process with a view to establishing a largely unregulated LPG market. This process included easing the requirements for the entry into the market of new LPG distribution companies, reducing certain administrative burdens and removing restrictions regarding the areas in which LPG distributors could conduct their business and their sales quota. There are no restrictions on foreign ownership of LPG companies.

     Up to the end of 2001, the refinery price charged by Petrobras to the LPG distributors was determined by the Brazilian government and was the same for all LPG distributors in all regions of Brazil. Historically, refinery prices have been subsidized by the Brazilian government and therefore have been lower than the annual average international LPG price. In January 2002, the government completed the LPG sector deregulation process, and abolished subsidies to refinery prices. The CIDE, a new tax, replaced the PPE, and is equally applied to both domestic and imported products. As a consequence, as of January 2002, the Brazilian government no longer controls LPG prices. On March 31, 2002 the refinery price charged by Petrobras was approximately U.S.$212 per ton and the international LPG price was approximately U.S.$192. Increased competition from imports may result in a decrease of LPG domestic prices as was the case with other oil related products that compete with international products in a deregulated market.

     The Role of Petrobras. Petrobras, Brazil's national oil company, had a legal monopoly in the exploration, production, refining, importing and transporting of crude oil and oil products in Brazil and Brazil's continental waters since its establishment in 1953. This monopoly was confirmed in Brazil's Federal Constitution enacted in 1988. As a result of this monopoly, Petrobras has historically been the sole supplier in Brazil of oil and oil-related products, including naphtha and LPG.

     In November 1995, Petrobras' monopoly was removed from the Federal Constitution by a constitutional amendment approved by the Brazilian National Congress. According to this amendment, other state and private companies would be able to compete with Petrobras in virtually all fields in which Petrobras operated. This amendment was implemented through Law No. 9,478, dated August 6, 1997, which effectively allowed the continuance of Petrobras' monopoly for a maximum period of three years. Law No. 9,478 prescribed that the termination of Petrobras' monopoly would be accompanied by the deregulation of prices for oil, gas and oil products, and created a new regulatory agency, the ANP, to oversee oil-related activities. In January 2002, the creation and implementation of the CIDE, a new tax applicable to both domestic and imported products, marked the end of the government's subsidy of refinery prices. Consequently, the refinery LPG prices increased by approximately 23%, equivalent to international reference prices (following the Mont Belvieu reference) plus an average of U.S.$50 per ton to pass through handling expenses.

     The Role of the ANP. The ANP is responsible for the control, supervision and implementation of the government's oil and gas policies. The ANP regulates all aspects of the production, distribution and sale of oil and oil products in Brazil, product quality standards, and minimum storage capacities required to be maintained by distributors.

     In order to operate in Brazil, an LPG distributor must be licensed with the ANP and must comply with certain minimum operating requirements, including:

     o    maintaining sufficient storage capacity for LPG;

     o    maintaining an adequate number of LPG cylinders;

     o    using cylinders which are stamped with the distributor's own brand;

     o    having its own filling plants;

     o    conducting appropriate maintenance on its own LPG filling plants;

     o    having a minimum paid in capital of at least R$10 million;

     o demonstrating financial wherewithal, either by owner's equity, insurance, or a bank guarantee; and

     o complying with Sistema Unico de Cadastramento Unificado de Fornecedores, or SICAF, the Brazilian unified system of suppliers' records.

     LPG distributors are required to provide the ANP with monthly reports showing their previous month's sales and the volume of LPG ordered from Petrobras for the next four months. The ANP limits the volume of LPG which may be ordered by each distributor based on the number of cylinders that the distributor has, and also its infra-structure for the LPG distribution. Based on the information provided by the LPG distributors, Petrobras supplies the volume of LPG ordered, provided its production and imports of LPG are sufficient to meet the demand.

     LPG distribution to the end consumer may be carried out directly by the LPG distribution companies or by independent dealers contracted by them. Each LPG distributor must provide the ANP with information regarding its independent dealers on a monthly basis. The construction of LPG filling plants and storage facilities is subject to the prior approval of the ANP, and filling plants and storage facilities may only begin operations after ANP inspection.

     In addition to the ANP regulations, LPG distribution companies are subject to all federal, state and local government regulation and supervision generally applicable to companies engaged in business in Brazil, including labor laws, social security laws, public health, consumer protection and environmental laws, securities laws and antitrust laws.

     The Self-Regulatory Code. In August 1996, most of the Brazilian LPG distributors, representing more than 90% of the market, cylinder manufacturers, LPG transportation companies and certain LPG retail stores, under the supervision of the Brazilian government, entered into a statement of intent regarding the establishment of a program for "requalifying" LPG cylinders (a process under which they undergo safety and quality checks) and other safety procedures, known as the "Self-Regulatory Code" or Codigo de Auto-Regulamentacao. See "--Swapping Centers and Requalification." Before the Self-Regulatory Code came into effect, certain LPG distributors, not including Ultragaz, would fill cylinders stamped with another distributor's brand. This practice resulted in a low level of investment in new cylinders, giving rise to concerns regarding the safety of older cylinders. The Self-Regulatory Code provides, among other things, that:

     o each LPG distributor may only fill and sell cylinders that are stamped with its own trademark;

     o each LPG distributor is responsible for the quality and safety control of its cylinders; and

     o each LPG distributor must maintain a sufficient number of cylinders to service its sales volume.

     Under the Ministry of Mines and Energy Normative Ruling No. 334 of November 1, 1996, or Ruling 334, any party that defaults on its obligations under the Self-Regulatory Code will be subject to the penalties provided by law, ranging from payment of a fine and suspension of supply of LPG to such party to suspension of such party's LPG distribution operations.

     Ruling 334 sets forth the following timetable for the implementation of the measures adopted under the Self-Regulatory Code:

     o the construction of at least 15 swapping centers, starting in November 1996 (See "--Swapping Centers and Requalification);

     o    the filling of third-party cylinders to have ceased by October 1997;

     o 68.8 million cylinders, manufactured before 1991, to have been requalified by November 1, 2006; and

     o 12.8 million cylinders, manufactured between 1992 and 1996, to have been requalified by November 1, 2011.

     Ultragaz itself is required to requalify 13.8 million cylinders by November 2006 and an additional 1.3 million cylinders by November 2011. As of December 31, 2001, Ultragaz had requalified 5.6 million cylinders.

     Environmental, Health and Safety Standards. LPG distributors are subject to Brazilian federal, state and local laws and regulations relating to the protection of the environment, public health and safety. Ultragaz is regulated at the federal level primarily by the National Council of the Environment, or Conselho Nacional do Meio Ambiente - CONAMA.

     Federal and state environmental laws and regulations require LPG distributors to obtain operating permits from the state environmental agencies and from the fire department. In addition, Ultragaz must satisfy regulatory authorities that the operation, maintenance and reclaiming of facilities is in compliance with regulations and not prejudicial to the environment. Civil, administrative and criminal sanctions, including fines and the revocation of licenses, may apply to violations of environmental regulations. Under applicable law, Ultragaz is strictly liable for environmental damages. In addition, regulations establish standard procedures for transporting, delivering and storing LPG and for testing and requalification of LPG cylinders.

     Ultragaz also is subject to federal, state and local laws and regulations that prescribe occupational health and safety standards. In accordance with such laws and regulations, Ultragaz is required to report on its occupational health and safety records on a yearly basis to the local office of the Ministry of Labor in each of the states in which it operates. In addition, Ultragaz is subject to all federal, state and local governmental regulation and supervision generally applicable to companies doing business in Brazil, including labor laws, social security laws, public health and consumer protection laws. See "--Environmental Matters."

   Ultragaz

     Our subsidiary, Ultragaz, is one of the largest LPG distributors in Brazil with a 19.3% market share in December 2001, and is one of the leading companies in LPG distribution to the residential, industrial and commercial sectors in Brazil. Founded in 1937, Ultragaz was the first LPG distributor in Brazil.

     History. Since 1937, when Ultragaz' founder, Ernesto Igel, introduced LPG for domestic cooking to the Brazilian population, gas stoves have replaced traditional wood and, to a lesser extent, alcohol, kerosene and coal gas stoves. When Ultragaz began operations, it had a fleet of three trucks and 166 customers. Today, Ultragaz sells its LPG to an estimated 6.7 million households through its own fleet of trucks and approximately 2,700 independent dealers.

     Companhia Ultragaz is now one of Ultragaz Participacoes S.A.'s three operating subsidiaries. In October 1967, Ultragaz, together with other LPG distributors, founded Utingas Armazenadora S.A., an LPG storage company with bases in the states of Sao Paulo and Parana. Ultragaz has a 56% controlling interest in Utingas. See "-- Storage of LPG." In 1980, Ultragaz acquired a 90% share in Bahiana Distribuidora de Gas Ltda., known as Bahiana, which distributes LPG primarily to residential customers in the northeast region of Brazil. In August 1999, Ultragaz acquired the remaining 10% of Bahiana. Currently, we own 77% of the voting capital and total capital of Ultragaz.

     Distribution. As of December 2001, Ultragaz operated 16 filling plants located in its principal operating areas, and currently expects to open a new filling plant in 2002, in the state of Minas Gerais. Ultragaz's distribution in the residential market includes sales through its own home delivery service, its own retail stores and independent dealers that make home deliveries and carry out other retail distribution. In this market, Ultragaz uses 13 kg cylinders, under the ANP standards and painted blue, which is an important element of the "Ultragaz" brand recognition.

     Ultragaz distributes LPG to the commercial markets both in large cylinders and in bulk. Since 1994, Ultragaz has invested in its small bulk facilities, including bob-tail trucks, which deliver LPG in bulk to commercial and industrial customers that could not easily receive LPG from the more traditional large bulk equipment. Ultragaz installs stationary tanks at its customers' facilities, under long-term supply contracts which are generally for a term of approximately two to five years. Ultragaz has a leadership position in the non-residential distribution market.

     The residential LPG market in Brazil is a mature market and Ultragaz expects that growth in demand in this market will be slow, in line with increases in the number of LPG consuming households and in population. Ultragaz believes that the non-residential market offers significant growth opportunities, mainly due to the replacement of other energy sources by LPG for a variety of applications. When compared to other energy sources, LPG is a clean, portable and economic energy source. Ultragaz's sales in this market increased by an average annual rate of approximately 20% from 1996 to 2001.

     The following table shows the annual volume and the compounded average growth rate (CAGR) of LPG sales in the Brazilian market and of Ultragaz's sales for the periods indicated.

Local LPG Market            1997    1998    1999    2000    2001
(in million ton)          ----------------------------------------
Non-Residential              21%     24%     26%     28%     29%
Residential                  79%     76%     74%     72%     71%
Total                       6.33   6.56     6.82    6.96    6.88

CAGR 2.1%

Ultragaz                    1997    1998    1999    2000    2001
(in million ton)          ----------------------------------------
Non-Residential              24%     30%     34%     38%     39%
Residential                  76%     70%     66%     62%     61%
Total                       1.11    1.17    1.24    1.29    1.35

CAGR 4.9%

     Ultragaz believes that it has certain competitive advantages in the current business environment. These advantages include: the concentration of several of its markets in major population centers in Brazil which facilitate economies of scale in the distribution logistics; strong brand name recognition; strong management with detailed knowledge of the Brazilian markets, based in part on Ultragaz's involvement at all levels in the distribution of LPG to its customers; and a reputation for quality, reliability, safety and efficiency.

  Markets and Marketing

     Markets. In 1937, when Ultragaz began its operations, it served only the southeast region. Currently, Ultragaz is present in almost all of Brazil's significant population centers.

     Ultragaz's operating margins in the residential sector vary from region to region depending upon Ultragaz's market share in the region, the volume of LPG sold through home distribution rather than through stores and the prices negotiated with independent dealers. In 1995, Ultragaz began a program to increase its non-residential sales through investment in its bulk delivery capabilities. Ultragaz's customers in the commercial sector include shopping malls, hotels, condominiums, restaurants, laundries and hospitals. Ultragaz's industrial customers principally comprise companies in the glass, metallurgic, automobile and food sectors.

     The non-residential market represented approximately 39% of Ultragaz's net sales and a greater percentage of its operating profit. LPG delivery costs per ton are lower in the case of bulk delivery as compared to delivery in cylinders.

     The following table sets forth Ultragaz's LPG sales volumes by region and certain financial information relating to Ultragaz's sales for the periods indicated:

                                               Year Ended December 31,
                                    -------------------------------------------
LPG Sold                                 2001           2000            1999
----------------------------------- ------------   ------------    ------------
                                       (in thousands of tons, except where
                                              otherwise indicated)
Greater Sao Paulo..................        349.9          338.5           327.0
Southeast..........................        512.8          468.7           441.5
Northeast..........................        313.9          292.2           281.2
South..............................        168.4          188.9           192.6
                                    ------------   ------------    ------------
    Total..........................      1,344.9        1,288.3         1,242.3
                                    ============   ============    ============
Net Sales(1)....................... R$   1,381.1   R$   1,125.9    R$     937.4
Operating profit(1)................        101.2           98.6           100.7

---------
(1)  In millions of reais.

     Marketing. Ultragaz's marketing strategy in the residential market is to increase its market share by expanding its geographic reach into new regions and by protecting and enhancing its market share in its existing operating regions by increasing service quality.

     The marketing strategy for the non-residential segment is to continue focusing on product and service innovation and brand building. In addition, Ultragaz supplies its most important commercial customers by bulk delivery under long-term contracts, which are generally for a term of approximately two to five years. The long-term contract with the customer may help to enhance the stability of Ultragaz's sales, and places Ultragaz in a better position to retain the customer's future business, since a customer must incur costs to switch LPG distributors, as the tanks' installation at the customers' facilities is part of Ultragaz' investment. See "-- Distribution and Transportation."

     In addition, Ultragaz has a team of employees responsible for, among other things, researching the needs of each non-residential customer and developing feasible applications for LPG.

  Supply of LPG

     The arrangements for ordering and purchasing LPG from Petrobras are set forth in a one year contract entered into in February 2000. Although this contract has expired, its renewal is being negotiated, and Petrobras has been supplying LPG to Ultragaz under the same conditions. According to this contract, the supply of LPG ordered is guaranteed unless a force majeure event occurs. The contract provides that Ultragaz must submit rolling estimates of its orders and limits the ability to change orders thereafter. By the 20th day of each month, Ultragaz must submit its order for the next four months. Ultragaz is entitled to change the order by 3% for the first month, 5% for the second month and 7% for the third month. There are no limits with respect to order changes for the fourth month. In addition, the contract provides that, in the case of a shortage in the supply of LPG, Petrobras must treat Ultragaz and other LPG distributors equally.

     The termination of Petrobras monopoly allows LPG distributors, including Ultragaz, to diversify their sources of supply.

  Storage of LPG

     Current Storage Capacity. In common with other LPG distributors, Ultragaz has limited storage capacity, representing approximately two and a half days' supply of LPG, based on its average LPG sales in 2001. Petrobras also maintains approximately three and a half days' supply of LPG at its refineries and other facilities. Accordingly, any interruption in the production of LPG can result in shortages, such as the one that occurred during the Petrobras strike in 1995. The limited storage capacity of the LPG distributors and Petrobras is mitigated to a limited extent by the fact that LPG inventory is also maintained by end users, particularly in the residential sector, where customers maintain on average two LPG cylinders at home to ensure a continuous supply of LPG between deliveries. Ultragaz estimates that, on average, one such cylinder will be full at any time, representing approximately one month's supply of LPG for the average household.

     Ultragaz's total storage capacity of 15.1 thousand tons consists of its storage capacity at its filling plants of 10.8 thousand tons and its proportional share of the storage capacity of Utingas of 4.2 thousand tons.

     Ultragaz's storage capacity consists of large LPG tanks at each of its filling plants located throughout the regions in which it operates. Primary filling plants receive LPG directly from Petrobras by pipeline; secondary filling plants are supplied by truck; and satellite plants primarily hold LPG which is used to fill bob-tail trucks for small bulk distribution to customers that are not located near a primary or secondary filling plant in order to optimize the LPG distribution process. See " -- Property, Plants and Equipment -- Ultragaz."

     Utingas. Utingas is an LPG storage company, established in 1967, and is 56% owned by Ultragaz and 44% owned by other LPG distributors. Utingas has total storage capacity of 7 thousand tons of LPG. Its storage facilities are located in the city of Santo Andre, in the state of Sao Paulo, representing 6 thousand tons of storage capacity, and in the city of Araucaria, in the state of Parana in the south of Brazil, representing 1 thousand tons of storage capacity. Under Utingas' by-laws, each of its shareholders is entitled to use a proportion of Utingas' total storage capacity equal to such shareholder's proportionate ownership of Utingas at an agreed basic price. At present, Ultragaz uses only 2.5 thousand tons of the 4.2 thousand tons available to it at the Utingas facilities. Any storage capacity which is not used by Utingas' shareholders pursuant to their basic entitlements, is leased by Utingas at market rates. In 2001, Utingas' net sales, after eliminating sales to Ultragaz, were R$16.4 million, representing approximately 1% of Ultragaz's net sales on a consolidated basis.

     Future Storage Requirements. Historically, because of Petrobras' monopoly in the production and importation of LPG, LPG distributors have not invested in substantial storage capacity. Ultragaz expects that in a deregulated environment it will be able to diversify its sources of LPG supply. Although Ultragaz has not yet determined its sourcing strategy, Ultragaz believes that any LPG distributor that decides to diversify its supply of LPG through importation needs to substantially increase its storage capacity primarily because the importation of LPG would generally only be economical if carried out on a large scale. Ultragaz's management believes that Ultragaz, along with the other LPG distributors, has several alternatives to address the need for increased storage capacity including agreements with Petrobras for the use of Petrobras' storage facilities, joint ventures, joint investments with other LPG distributors and its own additional investments.

  Distribution and Transportation

     Ultragaz distributes LPG to customers in each of the residential and non-residential markets in Brazil.

     In the residential market, Ultragaz's distribution of LPG is carried out through three principal channels: home delivery by Ultragaz, sales through Ultragaz's own retail stores, and distribution by independent dealers, both through home delivery and retail stores.

     In the non-residential market, distribution is carried out through bulk delivery and in cylinders. Bulk delivery, substantially all of which is carried out by Ultragaz's own delivery personnel, is comprised of large bulk deliveries by tanker trucks and small bulk deliveries by bob-tail trucks. LPG is delivered in 20kg, 45kg and 90kg cylinders to commercial and industrial users by Ultragaz's own delivery personnel.

     The following table sets forth the volume of sales in tons of LPG by Ultragaz to its residential and non-residential customers for the periods indicated:

                                             Year Ended December 31,
                                          -----------------------------
Customer Category                           2001      2000        1999
----------------------------------------- -------    -------    -------
                                             (in thousands of tons)
   Residential Customers:
     Home delivery by Ultragaz...........    86.5       92.3      106.2
     Ultragaz retail stores..............     5.6        8.4       12.9
     Independent dealers(1)..............   733.8      693.2      695.5
                                          -------    -------    -------
Total residential sales..................   825.8      793.9      814.6
                                          -------    -------    -------
Total non-residential sales..............   519.1      494.4      427.7
                                          -------    -------    -------
         Total........................... 1,344.9    1,288.3    1,242.3
                                          =======    =======    =======

---------
(1)  Includes home delivery and distribution through dealers' stores.

     Distribution Channels for Residential Market. Ultragaz estimates that its LPG is delivered to approximately 6.7 million homes in Brazil. Ultragaz delivers LPG directly through its own structure, including 56 retail stores, to approximately 2 million homes, and approximately 2,700 independent dealers deliver Ultragaz's LPG to the remaining 4.7 million homes.

     The volume of residential sales that Ultragaz can make is related to the number of cylinders that it owns together with cylinders owned by Ultragaz's independent dealers. Ultragaz estimates that as of December 31, 2001, there were approximately 16.4 million 13 kg Ultragaz cylinders in the market.

     Home Delivery by Ultragaz. Ultragaz makes regular home deliveries in several major cities in the areas where it operates. The principal factor in determining the areas in which Ultragaz carries out its own home delivery is whether the area offers the necessary economies of scale, which is a function of the size and concentration of the relevant market and Ultragaz's market share. Accordingly, Ultragaz carries out its own home deliveries in the principal urban centers in the areas in which it operates. In the remaining portions of the regions in which Ultragaz operates, home deliveries of Ultragaz LPG are made by independent dealers.

     Ultragaz's strategy includes retaining its own distribution capability, as Ultragaz believes that being close to its customers is a significant advantage in developing its distribution and marketing strategies. The service associated with Ultragaz's home delivery of LPG cylinders is an important aspect in Ultragaz's strategy to position itself in the residential market. Ultragaz delivery is carried out by delivery personnel wearing Ultragaz uniforms and operating from vehicles displaying the Ultragaz logo and insignia. Ultragaz seeks to develop the service associated with the brand by having delivery personnel give safety advice to residential customers at the time of delivery and by scheduling deliveries on the same day in each week for each area served by Ultragaz.

     For home and stores delivery Ultragaz has a fleet of 692 trucks. As of December 31, 2001, 1,940 of Ultragaz's 4,022 employees were employed in the transportation and distribution of LPG.

     Ultragaz Stores. Ultragaz operates 56 stores: 9 in greater Sao Paulo, 22 in the southeast region, 14 in the northeast region and 11 in the south region. Ultragaz has one store at each of its filling plants.

     Independent Dealers. Ultragaz' independent dealers network ranges from distribution companies which operate up to 16 vehicles and which carry out extensive home delivery to individual retail stores which sell small quantities of LPG cylinders. No special licenses are required for stores that sell LPG cylinders, although each municipality establishes safety regulations applicable to such stores, including the minimum proximity of such stores to certain locations, such as schools. As of December 31, 2001, Ultragaz had 389 distributors in the greater Sao Paulo area, 758 distributors in the southeast region, 701 distributors in the northeast region and 852 distributors in the south region. In 2001, approximately 89% of Ultragaz's residential sales volume were made through independent dealers.

     The terms of agreements with certain independent dealers provide that the dealer must use the Ultragaz trademark and require that the vehicles used for deliveries and the uniforms worn by delivery personnel display the Ultragaz logo. In such cases, all proprietary rights in the trademark and logo are retained by Ultragaz. Most independent dealers are Ultragaz's exclusive representatives. Under these arrangements, the dealer agrees not to deliver any LPG cylinders other than Ultragaz cylinders and Ultragaz agrees that it will not enter into dealer agreements with any other LPG distribution companies within the areas the representatives operate.

     In order to strengthen the relationship with its independent dealers network, Ultragaz has created the project SOMAR - Marketing Solutions Applied to Independent Dealers, recommending changes to their operating procedures, helping to improve the efficiency of their operations and encouraging the adoption of best practices. Ultragaz believes that improving the efficiency of independent dealers is a key factor to improve the profitability of the distribution chain of LPG.

     Distribution Channels to Non-Residential Consumers. Ultragaz has three principal distribution methods for industrial and commercial consumers: large cylinders, small bulk and large bulk.

     Ultragaz uses large cylinders, i.e. 20 kg, 45 kg and 90 kg cylinders, for delivery to commercial users and also to small industrial users. Large bulk distribution, classified by Ultragaz as consumption of more than 5 tons per month and comprised almost exclusively of industrial users, is made by tanker trucks that deliver the LPG directly to the storage tanks located at the customers' premises. Small bulk distribution, classified by Ultragaz as consumption of between 0.5 and 5 tons per month and comprised of commercial users and smaller industrial users, is made by bob-tail trucks, to enable delivery to be made to commercial users whose tanks are not readily accessible by traditional bulk delivery equipment. Ultragaz uses the UltraSystem trade name in connection with its small bulk distribution through bob-tail trucks. Ultragaz makes bulk sales directly to customers using its own fleet and transportation provided by third parties, including Transultra.

     Ultragaz makes deliveries to its commercial and industrial customers in cylinders and in bulk. Ultragaz's strategy is to make substantially all of its deliveries to commercial and industrial users in bulk and, as a result, Ultragaz is currently investing in its bulk delivery capability.

     Bulk delivery may only be effected where the customer maintains an LPG storage tank. Ultragaz installs a tank at the customer's premises and enters into a long-term contract with the customer for the supply and purchase of LPG. Ultragaz's bulk supply contracts vary in term between two years and five years. Such contracts provide for a fixed price over the term of the contract, subject to adjustments in response to changes in the refinery prices Petrobras charges. See "-- Markets and Marketing."

     A key element of Ultragaz's bulk strategy is to convert its most important commercial and industrial customers to bulk delivery. Bulk delivery has advantages both for Ultragaz and the customer as compared to the delivery of LPG in cylinders and bulk distribution has a lower cost per ton than distribution in cylinders. In addition, long-term contracts ensure a stable supply relationship for the term of the contract. Because bulk storage provides a larger quantity of LPG at the customer's premises, and thus a more reliable supply of LPG, consumption tends to increase when customers move from cylinders to bulk distribution. The terms of bulk supply contracts generally provide that the tank is installed at the expense of Ultragaz and that Ultragaz retains ownership of the tank. The terms of the bulk supply contracts also provide that the tank provided by Ultragaz may only be filled with LPG delivered by Ultragaz. At the expiration of the bulk contract, the contract may either be renegotiated or the tank removed by Ultragaz. As the installation of the tank represents a significant investment for Ultragaz, Ultragaz seeks to ensure that its return on the investment is realized within the period of the original bulk contract with the customer. See "-- Markets and Marketing."

     Payment Terms. Ultragaz's sales through its retail stores and through home delivery are made on a cash basis. Ultragaz's sales to independent dealers and to industrial and commercial users are paid within 10 to 30 days after delivery.

  Swapping Centers and Requalification

     Swapping Centers. Pursuant to the Self-Regulatory Code, the LPG distributors have established sixteen operating swapping centers to facilitate the return of third-party cylinders to the appropriate distributor. Under the Self-Regulatory Code, while LPG distributors may pick up any empty LPG cylinders tendered by customers in exchange for full LPG cylinders, whether or not such empty cylinders were put in circulation by that distributor, after October 1997, LPG distributors were not permitted to re-fill third-party cylinders. Accordingly, LPG distributors may deliver third-party cylinders to a swapping center where such cylinders may be exchanged for cylinders placed in circulation by such LPG distributor. The swapping centers currently charge a fee of R$0.14 per LPG cylinder exchanged at the swapping center. In areas where only one LPG distributor has a sizable market share, it is often the practice to use the facilities of that distributor as an unofficial swapping center for which there may be an additional cost.

     Prior to the establishment of the swapping centers, Ultragaz incurred significant costs associated with the return of its own cylinders, as it did not follow the widespread industry practice of filling third-party cylinders. Ultragaz estimates its costs relating to swapping centers and cylinder returns were approximately R$3.7 million, R$3.9 million and R$ 4.8 million in 1999, 2000 and 2001, respectively. As the swapping centers represent a sharing between the LPG distributors of the costs of returning third-party LPG cylinders, Ultragaz's costs associated with the return of its cylinders was reduced significantly when the swapping centers were created, but then increased due to the geographic expansion of Ultragaz. Ultragaz estimates that costs associated with swapping centers and the return of cylinders in 2002 will be approximately R$5 million.

     Requalification of Cylinders. The useful life of a cylinder varies depending on a number of factors, the most important of which are the extent to which the cylinder has been subject to corrosion from the atmosphere and whether the cylinder has been damaged. The Self-Regulatory Code provides that all cylinders must be requalified after their first 15 years' use, and every 10 years thereafter. Each cylinder is visually inspected for damage and corrosion to determine if it is of a sufficient quality to be requalified or if it should be discarded as scrap metal. In the case of cylinders which pass the quality and safety checks, several procedures are followed before the cylinders are stamped with the year of requalification and the next year in which they are due for requalification. Ultragaz currently carries out approximately 90% of its requalification operations in its own plants.

   Competition

     Ultragaz's main competitors are AgipLiquigas, Butano, Supergasbras and Minasgas S.A., known as Minasgas. AgipLiquigas, a subsidiary of AgipPetroli SpA, the Italian oil and gas conglomerate, has been operating in the Brazilian LPG distribution sector for over 40 years. Butano is a domestic Brazilian LPG distributor which has been present in the market for over 45 years. Supergasbras and Minasgas were incorporated in 1946 and 1955, respectively, and operate mainly in the south, southeast and mid-west regions. SHV Energy is a major multinational LPG distributor, which entered the Brazilian LPG market in 1995 with the acquisition of interests in Supergasbras and Minasgas, both established Brazilian LPG companies. SHV Energy shares control of Supergasbras with the original controlling family and owns 100% of Minasgas.

                                               Market Share on
               LPG Distributor                December 31, 2001*
               ----------------------------   ------------------
               AgipLiquigas                          20.7%
               Ultragaz                              19.3%
               Butano                                19.0%
               Supergasbras                          13.2%
               Minasgas                              10.4%
               Other                                 17.4%
               Total                                100.0%
               * Source: Sindigas

     Prior to 1990, under the system of governmental regulation then in effect, the areas in which LPG distributors were permitted to operate were specified by the government and each LPG distributor was allotted quotas limiting its LPG sales in each geographic region in which it operated. These quotas effectively limited the growth of larger

LPG distributors and limited competition among the LPG distributors. These restrictions were lifted as part of the deregulation process, resulting in a substantial increase in competition among domestic LPG distributors.

     As the residential market for LPG is a mature market with relatively low consumption growth, competition in the residential sector is based largely upon attempts by the LPG distributors to increase market share at the expense of their competitors. LPG distributors in the residential market compete primarily on brand awareness and reliability of delivery and the service provided to customers in connection with the supply of LPG. Ultragaz believes that it is competitive in all of these respects, with a strong brand recognition based on its safety, reliability of delivery and service. As all LPG distributors currently purchase all of their LPG requirements from Petrobras, and Petrobras supplies all LPG distributors at the same price, LPG distributors compete on the basis of efficiencies in distribution and delivery rather than on the cost of supply of LPG. As Ultragaz's principal markets, including the cities of Sao Paulo, Salvador and Curitiba, contain heavy concentrations of residential consumers, distribution to this market can be carried out with the greatest economies of scale resulting in lower distribution costs to Ultragaz.

     Since May 2001, LPG retail store prices throughout Brazil have been freely determined by each LPG distributor, without governmental interference. The retail store price will increasingly depend on a number of factors including the level of competition among LPG distributors in a particular region and on brand recognition.

     In addition to competing with other LPG distributors, Ultragaz competes with other energy companies that offer alternative energy sources to LPG, such as fuel oil, electricity, wood and natural gas.

     While fuel oil is somewhat less expensive than LPG, LPG has some performance and environmental advantages over fuel oil in industrial use. When compared to other energy sources, LPG is a clean, portable and economic alternative. In addition, Brazil faces a potential electricity generation problem. In the second half of 2001, Brazil experienced an electricity shortage that led the government to implement rationing measures. It is anticipated that there could be future shortages of electricity in Brazil unless the country's generating capacity is substantially increased in the near future. Natural gas is currently less expensive than LPG for large volume industrial consumers, although substantially more expensive than LPG in the residential market, since its supply requires significant investments.

     The following chart provides a comparison of the consumer prices charged for LPG in Brazil to consumer prices of other sources of energy in U.S. dollars per million BTU as of January 2002. The price of natural gas for industrial purposes is based on a monthly consumption of 300 thousand tons.

          ----------------------------------------------------
          Diesel                                        10.46
          Gasoline                                      20.98
          ----------------------------------------------------
          Electricity Domestic                          22.34
          Natural Gas Domestic                          20.46
          LPG delivered at home                         15.89
          LPG at the point of Sale                      11.63
          ----------------------------------------------------
          Electricity Industrial                        10.59
          Fuel Oil A1                                    5.03
          Natural Gas Industrial                         6.30
          LPG Industrial                                10.41
          ----------------------------------------------------

     Due to an increase in demand of electric energy in Brazil and the increase in availability of natural gas through the Brazil-Bolivia pipeline, the Brazilian government is promoting the construction of thermoelectric power plants, which use natural gas. We believe that natural gas will be used in Brazil primarily for electricity generation, as it was during the first few years of operation of the pipeline.

  Environmental Matters

     Ultragaz is subject to the Brazilian federal, state and local laws and regulations relating to the protection of the environment. Pursuant to specific regulation, each of Ultragaz's bottling units are required to obtain operating permits from the state environmental agencies and from the fire department. See "-- Industry and Regulatory Overview."

  Insurance

     Ultragaz maintains adequate insurance policies covering a number of risks to which it believes to be exposed, including damages and/or losses caused by fire, lightning, explosion of any nature, flooding, aircraft crashes, smoke and electrical damage, covering the filling plants and satellite stations, and also the pipelines owned and/or used by Utingas.

     Our insurance for civil liabilities covering damages and/or losses to third-parties due to accidents related to commercial/industrial operations and/or distribution and trade of products and services in the aggregate amount of U.S.$150 million also covers Ultragaz.

     Ultragaz management and its advisers believe that this insurance coverage is in line with industry standards in Brazil.

Petrochemicals and Chemicals

     We conduct petrochemical and chemical activities through Oxiteno, the sole Brazilian producer of ethylene oxide, ethylene glycol, ethanolamines, glycol ethers and methyl-ethyl-ketone, known as MEK. Oxiteno is also a major producer of specialty chemicals. Oxiteno's products are used in many industries, including polyester, packaging, paints and varnishes and cosmetics. In 2001, Oxiteno sold 446 thousand tons of chemical and petrochemical products. Oxiteno is a publicly traded company. We indirectly own 65.4% of the voting share capital and 47.9% of the total share capital of Oxiteno.

  Industry and Regulatory Overview

     The petrochemical industry transforms crude oil by-products or natural gas into widely used consumer and industrial goods. The Brazilian petrochemical industry is generally organized into three sectors, each characterized by the stage of transformation of various petrochemical feedstocks: first generation companies, second generation companies and third generation companies.

     First Generation Companies. Brazil's first generation companies, which are referred to as "crackers", break down or "crack" naphtha, their principal feedstock, into basic petrochemicals. The crackers currently purchase their naphtha, which is a by-product of the oil refining process, from Petrobras. The basic petrochemicals produced by the crackers include olefins, primarily ethylene, propylene and butadiene and aromatics, such as benzene, toluene and xylenes. Copene, Companhia Petroquimica do Sul, known as Copesul, and PQU -- Brazil's three crackers -- sell these basic petrochemicals to second generation companies. The basic petrochemicals, which are in the form of either gases or liquids, are transported to the second generation companies through pipelines for further processing.

     Second Generation Companies. Second generation companies process the basic petrochemicals purchased from the crackers to produce intermediate petrochemicals, such as:

     o polyethylene, ethylene oxide, polystyrene and polyvinylchloride , or PVC, each produced from ethylene;

     o polypropylene, oxo-alcohols and acrylonitrile, each produced from propylene;

     o    caprolactam, produced from benzene;

     o    purified terephtalic acid, or PTA, produced from p-xylene; and

     o styrene butadiene rubber, or SBR, and polybutadiene, each produced from butadiene.

     There are approximately 50 second generation companies operating in Brazil, including Oxiteno. The intermediate petrochemicals are produced in solid form as plastic pellets or powders and in liquid form and are transported through roads, railroads or by ship to third generation companies.

     Third Generation Companies. Third generation companies, known as transformers, purchase the intermediate petrochemicals from the second generation companies and transform them into final products, including:

     o    plastics produced from polyethylene, polypropylene and PVC;

     o    acrylic fibers produced from acrylonitrile;

     o    polyester produced from PTA and ethylene glycol;

     o    nylon produced from caprolactam; and

     o    elastomers produced from butadiene.

     The third generation companies produce a variety of consumer and industrial goods, including containers and packaging materials, such as bags, film and bottles, textiles, detergents and paints as well as automobile parts, toys and consumer electronic goods. There are over 6,000 third generation companies operating in Brazil.

     Petrochemical Complexes. The production of first and second generation petrochemicals in Brazil centers around three complexes. These are the Northeast Complex, the Sao Paulo Petrochemical Complex, and the Southern Petrochemical Complex. Each complex has a single first generation producer or cracker, and several second generation companies that purchase feedstock from the crackers.

     The Northeast Complex, located in the municipality of Camacari in the state of Bahia, began operations in 1978. The Northeast Complex consists of approximately 21 second generation companies, including Oxiteno, situated around Copene as the cracker. Copene has at present an ethylene production capacity of 1.28 million tons per annum.

     The Sao Paulo Complex, at Capuava in the state of Sao Paulo, was created in 1972 and is the oldest petrochemical complex in Brazil. Its cracker, PQU, supplies first generation petrochemicals to 25 second generation companies including Oxiteno. PQU has an ethylene production capacity of 500,000 metric tons per annum.

     The Southern Complex, located in the municipality of Triunfo in the southern state of Rio Grande do Sul, is based around the raw materials center, Copesul, and includes 7 second generation companies. Copesul has an ethylene production capacity of 1.135 million metric tons per annum.

                               [GRAPHIC OMITTED]

     Graphic shows a map of Brazil noting the location of the Northeast, Sao Paulo and Southern petrochemical complexes.

     Structure of the Chemical and Petrochemical Sectors. The current structure of the petrochemical complexes reflects the Brazilian government's plan, developed during the 1970s, to establish a domestic petrochemical industry to serve Brazilian markets. First and second generation companies are located within close proximity of each other to integrate the common use of facilities and to facilitate feedstock delivery. Even after the privatization of the crackers and second generation companies, production capacity expansions at these facilities continue to be coordinated to ensure that demand meets the supply of petrochemicals. The infrastructure that developed around or near the complexes further fostered the interdependence of first and second generation companies, as limited facilities were constructed to facilitate the transportation and storage of feedstock for importation or exportation.

     The Brazilian government developed the Brazilian petrochemical industry by promoting the formation of tripartite joint ventures among the Brazilian government, foreign petrochemical companies and private Brazilian investors. Petrobras' majority-owned subsidiary, Petroquisa, participated in each joint venture as the representative of the Brazilian government; a foreign petrochemical company provided technology; and a Brazilian private sector company provided management.

     In 1992, the Brazilian government began a privatization program to reduce significantly its interests in, and influence over, the petrochemical industry, particularly with respect to first and second generation companies. This program was designed to increase private investment in the petrochemical industry and to spur its consolidation and rationalization. As a result of privatization auctions, the Brazilian government's ownership of the voting stock of Copesul, Copene, and PQU has been reduced, and the second generation companies' ownership of the voting stock of the crackers has increased.

     The following table sets forth the interests held in the crackers' voting stock before the privatization of each of them and as of December 31, 2001.

                            Before Privatization                                       As at December 31, 2001
                     --------------------------------                              --------------------------------
                                     2nd                                                           2nd
                     Government   Generation   Others   Date of Privatization      Government   Generation   Others
                     ----------   ----------   ------   ---------------------      ----------   ----------   ------
Copesul............     67.2%        2.1%      30.7%    May 15, 1992                  15.6%        58.9%      26.1%
PQU ...............     67.8%       31.9%       0.3%    January 24, 1994              17.5%        60.5%      22.0%
Copene.............     48.2%       50.4%       1.4%    August 15, 1995               15.4%        60.1%      24.5%

     In July 2001, the Odebrecht and Mariani groups acquired control of Copene with the intent of consolidating in one company, Braskem, Copene's activities and those of several second generation petrochemical companies (OPP, Trikem and Nitrocarbono).

     Role of Petrobras. Naphtha is the feedstock used in Brazil for the production of basic petrochemicals such as ethylene and propylene. Petrobras is the sole naphtha supplier in Brazil, even though its legal monopoly ended in August 2000. See "-- Distribution of Liquefied Petroleum Gas -- Industry and Regulatory Overview" for a discussion of the termination of the Petrobras monopoly. Due to constraints of Petrobras' refining capacity, Petrobras imported approximately 30% of the naphtha it sold in Brazil in 2001. Copene, the largest petrochemical cracker in Brazil, has initiated investments in facilities that will enable it to import naphtha directly.

     The Ministry of Finance and the Ministry of Mines and Energy regulate the price at which Petrobras sells naphtha. According to their regulations, naphtha prices were to be freely negotiated between Petrobras and the petrochemical crackers as of August 9, 2000. In July 2000, the naphtha price was 9% above the Amsterdam, Rotterdam and Antwerp Region price, known as the ARA price, which is the international reference price. In October 2000, the petrochemical crackers and Petrobras agreed on a new naphtha price adjustment formula, which essentially leads to a domestic naphtha price that is 3% above the ARA price. Currently the naphtha price is U.S.$7.00 per ton higher than the ARA price and is being negotiated between the crackers and Petrobras.

     Environmental, Health and Safety Standards. Oxiteno is subject to Brazilian federal, state and local laws and regulations governing the protection of the environment. Oxiteno is regulated at the federal level primarily by the Brazilian Institute of the Environment and Renewable Natural Resources, or Instituto Brasileiro de Meio Ambiente e Recursos Naturais Renovaveis -- IBAMA, and by CONAMA.

     Pursuant to federal and state environmental laws and regulations, Oxiteno is required to obtain permits for its manufacturing facilities. Authorities in the state where a plant is located may regulate its operations by prescribing specific environmental standards in its operating permits. These environmental standards are prescribed and updated by governmental regulations. In addition, Oxiteno must satisfy regulatory authorities that the operation, maintenance, and reclaiming of facilities are in compliance with regulations and are not prejudicial to the environment.

     Environmental regulations apply to all operations of Oxiteno, and in particular to the discharge, handling and disposal of gaseous, liquid and solid products and by-products of Oxiteno's manufacturing activities. Rules issued by CONAMA and by state authorities also prescribe preventive measures relating to environmental pollution and waste treatment requirements. In addition, the transportation and storage of Oxiteno's products and supplies are subject to specific standards designed to prevent spills, leakages and other accidents.

     Historically, environmental regulations have imposed increasingly strict standards, higher fines, and greater exposure to liability and increased operating costs and capital expenditures. In addition, civil, administrative and criminal sanctions, including fines and the revocation of licenses may apply to violations of environmental regulations. Under applicable law, Oxiteno is strictly liable for environmental damages. Oxiteno actively participates in the "responsible care program", which establishes international standards for environmental and occupational health and safety practices for chemical manufacturers.

     Oxiteno also is subject to federal, state and local laws and regulations that prescribe occupational health and safety standards. In accordance with such laws and regulations, Oxiteno is required to report on its occupational, health and safety records on a yearly basis to the local office of the Ministry of Labor in each of the states in which it operates.

     In addition, Oxiteno is subject to all federal, state and local government regulation and supervision generally applicable to companies doing business in Brazil, including labor laws, social security laws, public health, consumer protection, securities laws and antitrust laws.

     In March 2002, Oxiteno obtained the SA 8000 certificate, which imposes certain requirements related to social responsibility. Health, safety, labor relationships and compliance with legislation are issues covered by the SA 8000 certificate.

  Oxiteno

     We conduct petrochemical and chemical activities through our subsidiary Oxiteno, a second generation company, in which we indirectly own 65.4% of the voting capital and 47.9% of the total capital. Oxiteno's products are used in many domestic and international industries, including polyester, packaging, paints and varnishes and cosmetics. In 2001, Oxiteno sold 446 thousand tons of chemical and petrochemical products.

     Oxiteno believes that it has certain competitive advantages, including:

     o its position as the sole Mercosul producer of ethylene oxide and certain derivatives;

     o    technologically advanced production processes;

     o a research and development center for the improvement of production processes and for the development of new applications for its products;

     o    economies of scale and operating flexibility;

     o    a high quality workforce; and

     o    a production capacity higher than the Brazilian demand.

     History. We entered the chemical industry in 1965 and, until 1970, we concentrated on the production of fertilizers. In 1970, we entered the petrochemical industry, as one of the founding partners of Oxiteno. Oxiteno began operations in 1973 with the production of ethylene oxide and ethylene oxide derivatives at its plant in the Sao Paulo Petrochemical Complex, the first ethylene oxide plant in South America. In 1974, we sold our fertilizer operations to concentrate on the production of ethylene oxide and its derivatives.

     During the 1970's, we, through our subsidiaries, acquired various specialty chemical operations. In 1978, Oxiteno began operations at the Camacari plant in the Northeast Complex, which was expanded in 1997 to significantly increase its ethylene oxide capacity production. See "-- Property, Plants and Equipment-Oxiteno." In 1986, some of Oxiteno's founding shareholders sold their respective interests in Oxiteno. Oxiteno became a publicly traded company, and its common and preferred shares are currently listed on the Bovespa under the ticker symbols "OXIT3" and "OXIT4", respectively.

  Products and Markets

     Products. Oxiteno's products can be divided into two principal groups: commodity chemicals and specialty chemicals. "Commodity" chemicals are generally higher-volume products, with standard features, while "specialty" chemicals tend to be lower-volume products sold on the basis of chemical composition and suitability to meet a particular end-use requirement. Oxiteno's principal commodity chemicals are ethylene oxide, several derivatives of ethylene oxide, including ethylene glycol, ethanolamines, glycol ethers and glycol ether acetates, and MEK. Oxiteno's principal specialty chemicals include a wide variety of products that are used as surfactants, softeners, dispersants, emulsifiers and hydraulic fluids.

     The following chart outlines the principal raw materials used by Oxiteno and the intermediate and final products produced by Oxiteno.

             Major Raw Materials, Intermediates and Final Products

                               [OBJECT OMITTED]

     The fact that the production of ethylene by Brazilian crackers is already committed to existing second generation companies, coupled with the significant investment needed for the construction of a new cracker, constitute barriers for the entry of new local producers in this market. In addition, the characteristics of ethylene oxide (highly flammable at room temperature and atmospheric pressure), make the importation of this product difficult. Ethylene derivatives are regularly imported by the major international petrochemical companies and by international and domestic trading companies.

     The Brazilian petrochemical industry primarily serves the domestic market, but also sells products in the international market. While Oxiteno sells most of its specialty and commodity chemical products in Brazil, it exports a portion of its products to over 35 countries in Asia, Latin America, Europe and North America. In 1999, 2000 and 2001, Oxiteno derived 24%, 30% and 28%, respectively, of its gross sales from exports.

     The following table sets forth Oxiteno's sales volume for each category of its products for the periods indicated.

                                                   Year Ended December 31,
                                             -----------------------------------
Category                                        2001        2000          1999
------------------------------------------   ---------    ---------    ---------
                                                      (in metric tons)
Commodity Products
     Ethylene Oxide ....................       12,907       14,385       15,393
     Ethylene Glycols ..................      248,570      236,696      245,704
     Ethanolamines .....................       18,180       18,727       20,683
     Glycol Ethers .....................       23,637       21,542       24,537
     Acetates ..........................       17,674       16,393       14,950
     Methyl Ethyl Ketone ...............       24,544       33,429       28,160
                                             --------     --------     --------
         Total .........................      345,512      341,172      349,427
                                             ========     ========     ========
Specialty Products
     Blends ............................       12,110       11,303       10,703
     Ethoxylated Alcohols ..............       12,866       14,056       11,651
     Ethoxylated alkylphenols ..........       27,216       21,512       19,203
     Ethoxylated Fatty Esters ..........        3,639        3,271        3,318
     Ployethyleneglycols ...............        5,098        4,574        3,998
     Sulphonates/Sulphates .............       23,350       16,922       10,693
     Other(1) ..........................       15,851       15,310       15,196
                                             --------     --------     --------
         Total .........................      100,129       86,948       74,762
                                             ========     ========     ========

TOTAL ..................................      445,641      428,120      424,189

                                             ========     ========     ========

Exports ................................      188,957      188,916      157,816
                                             --------     --------     --------
Domestic ...............................      256,684      239,204      266,373
                                             ========     ========     ========
---------
(1) Includes alcohol, catalysts, EO/PO copolymers, fatty esters, other ethoxylated, other formulated, polymerics.

     Commodity Products.

     The following are Oxiteno's principal commodity products and their principal uses and markets.

     Ethylene oxide. Ethylene oxide is a colorless and highly flammable gas at room temperature and atmospheric pressure. Ethylene oxide is produced in a continuous production process by gaseous phase catalytic partial oxidation of ethylene by oxygen at high temperature and pressure. In 2001, Oxiteno used approximately 95% of its ethylene oxide production in the production of derivatives and sold the remaining 5% to other petrochemical companies.

     Ethylene glycols. The principal ethylene glycol produced by Oxiteno is mono-ethylene glycol, known as MEG. Oxiteno also produces di- and tri-ethylene glycol. Mono-ethylene glycol is a clear, non-flammable, non-volatile liquid at room temperature and atmospheric pressure. Ethylene glycols are produced in a continuous process from an ethylene oxide solution. In 2001, approximately 67% of the ethylene glycol produced by Oxiteno was sold to chemical companies for the manufacture of polyester fibers and polyethylene terephthalate known as PET, with the remainder sold for use in the production of antifreeze, brake fluids, solvent and other chemicals.

     Ethanolamines. Ethanolamines, comprising mono-, di-, and tri-ethanolamines, are clear, non-flammable, non-volatile liquids at room temperature and atmospheric pressure. Ethanolamines are produced in a continuous process whereby ethylene oxide and ammoniacal solutions are fed to a multiple-stage tubular reactor. Ethanolamines are largely used in the manufacture of surfactants and in gas purification for removal of acid gases, such as carbon dioxide and hydrogen sulfide. Mono-ethanolamine is also used in the manufacture of ethyleneamines and surfactants. The major markets for di-ethanolamine are for natural gas stabilization and surfactants and herbicides production. Tri-ethanolamine is widely used in surfactants.

     Glycol ethers. Ethylene oxide-based glycol ethers are clear, flammable and volatile liquids at room temperature and atmospheric pressure. Glycol ethers are produced by combining ethylene oxide with an anhydrous alcohol, usually methyl, ethyl or butyl alcohol. In 2001, substantially all of the glycol ethers produced by Oxiteno were sold for use as solvents for formulations such as paints, inks and cleaning fluids, with the remainder sold for use in non-solvent applications, including use as an anti-icing agent in jet fuel, as fluids for hydraulic systems, and as chemical intermediates for plasticizers and other compounds.

     Glycol ether acetates. Glycol ether acetates are clear, flammable, non-volatile liquids at room temperature and atmospheric pressure. Glycol ether acetates are produced in a continuous process whereby acetic acid and glycol ether are fed into a reactor operating at mild temperature and pressure. Ethyl-glycol ether acetate is a versatile solvent for nitrocellulose and acrylic lacquers, for varnish removers, for wood stains and also as a retarding agent for thinner preparation. Butyl-glycol ether acetate is a solvent for polyurethane systems and a coalescent aid in latex paints.

     Methyl-ethyl-ketone. MEK, a clear, volatile, flammable liquid at room temperature and atmospheric pressure, is Oxiteno's principal commodity chemical not produced from ethylene oxide. MEK is used as a fast evaporation solvent for thinners, paints, lacquers and adhesives and also as an active solvent for several resins such as cellulosics, acrylics, polyesters, polyuretanics, PVC, neoprene and maleic.

     Specialty Chemicals. The following chart sets forth Oxiteno's principal specialty chemical products and their principal uses and markets.

Major Markets                      Specialty Chemicals                        Uses
---------------------------        ----------------------------------------   -------------------------------------------------
Detergents.................        Alkylbenzene sulfonic acids,               Dispersants, solubilizing agents,
                                   alkylsulfates, alkyl ether sulfates,       emulsifiers, foam stabilizers,
                                   ethoxylated alkylphenols, ethoxylated      adjuvants, moisteners, detergent bases
                                   fatty alcohols, polyethyleneglycols,
                                   alkanolamides, betaines,
                                   sulphosuccinates, block copolymers EO/PO

Agricultural Chemicals.....        Ethoxylated fatty amines, ethoxylated      Emulsifiers, moisteners, dispersants,
                                   alkylphenols, alkyl ether sulfates,        humectants
                                   blends, naphthalene sulfonate,
                                   ethoxylated vegetable oil, copolymers
                                   EO/PO

Cosmetics..................        Alkyl sulfates, alkyl ether sulfates,      Emollients, densifiers, emulsifiers,
                                   betaines, ethoxylated fatty alcohols,      foam stabilizers, adjuvants, moisteners,
                                   polyethyleneglycols, alkanolamides,        detergent
                                   ethoxylated sorbitan esters, sorbitan
                                   fatty esters

Foods......................        Sorbitan fatty esters, ethoxylated         Emulsifiers, stabilizers, dispersants
                                   sorbitan esters

Textiles...................        Ethoxylated alkylphenols, ethoxylated      Antistatic agents, lubricants,
                                   fatty alcohols, ethoxylated vegetable      softeners, emulsifiers, antifoamers,
                                   oils, ethoxylated fatty amines             mercerizing additives, humectants, low
                                                                              foam detergents

Leather....................        Ethoxylated alkylphenols,                  Depilatory agents, degreasers,
                                   polyethyleneglycols, naphthalenes,         dispersants, softeners, synthetic tannins
                                   sulfonates

Oil Field Chemicals........        Block copolymers EO/PO, condensed          Dispersants, surfactants, emulsion
                                   naphthalenes, sulphonates, sorbitan        preventers
                                   fatty esters

     Domestic Sales. The following chart shows Oxiteno's domestic market sales volumes by market segment for the periods indicated.

                                               Year Ended December 31,
                                        -----------------------------------
Market Sector                             2001          2000          1999
-------------------------------------   -------       -------       -------
                                                  (in metric tons)
Polyester ...........................    83,632        77,148       112,991
Paints and varnishes ................    16,465        14,587        16,305
Chemical Industries .................    22,994        25,901        23,510
Detergents ..........................    21,365        18,908        17,451
Hydraulic fluids ....................    15,188        16,323        17,555
Agricultural chemicals ..............    11,920         9,813         9,106
Resins ..............................    17,441        15,191        16,666
Cosmetics ...........................    15,285        10,087         6,437
Leather / Paper .....................     7,725         6,867         5,747
Textiles ............................     4,822         4,632         3,848
Food ................................     2,765         2,396         2,345
Oilfield applications ...............     5,117         4,724         3,284
Distributors ........................    25,533        26,610        26,984
Others(1) ...........................     6,432         6,017         4,144
                                        -------       -------       -------
Total domestic market ...............   256,684       239,204       266,373
                                        =======       =======       =======
---------
(1) Others includes catalysts producers, civil construction companies, pharmaceutical and veterinary companies.

     In the domestic market, the polyester market constitutes the largest market for Oxiteno's products. MEG produced by Oxiteno is sold to chemical companies that manufacture polyester fiber, which is used to make a variety of fabrics, and is also sold to producers of PET, which is a polymer used to make packaging, such as soft drink bottles.

     A great portion of Oxiteno's product prices in the domestic market are set by reference to international contract prices in U.S. dollar, as they are commodity chemicals, but are denominated in reais. The sales are made on a negotiated basis rather than pursuant to long-term written contracts. In the case of specialty chemicals which meet the requirements of a particular demand and which are not subject to ready substitution by imports, Oxiteno's pricing is more flexible and takes into account the value-added to its customers by the particular specialty chemical.

     Oxiteno's sales force in the domestic market consists of 40 persons, organized by industry sector. In 2001, over 90% of Oxiteno's sales in the domestic market were made directly by Oxiteno. The remaining sales, principally to smaller regional customers, were made through independent dealers.

     Oxiteno's principal customers in the domestic Brazilian market include Rhodia-Ster Fibras e Resinas Ltda., which principally purchases ethylene glycols, Clariant S.A., which principally purchases ethylene oxide and ethoxylated products, and IGL Indl. Ltda, which principally purchases sulphates. In 2001, Oxiteno's ten largest customers in the domestic market accounted for 40% of domestic market revenues. Oxiteno believes that by distributing its products to a variety of markets it is able to protect itself, to a certain extent, from the effects of a decrease in economic activity in any particular market.

     Export Sales. The following table sets forth Oxiteno's sales by volume in tons for each geographic market served by Oxiteno in the periods indicated.

                                                Year Ended December 31,
                                  ------------------------------------------------
                                        2001             2000             1999
                                  ------------------------------------------------
Region                                 (in metric tons and percentage of total)
-------------------------------   ------------------------------------------------
Mercosul (not including Brazil)    51,043    27%    52,827    28%    44,573    28%
Other Latin America ...........     3,113     2      2,603     1      3,096     2
USA/Canada ....................    30,177    16     31,474    17     15,814    10
Europe ........................    31,247    17     22,016    12     11,749     7
South Africa ..................     5,321     3      2,218     1      3,085     2
Far East ......................    67,714    36     77,594    41     78,740    50
Australia .....................   342,000     0        184     0        804     1
                                  -------   ---    -------   ---    -------   ---
     Total ....................   188,957   100%   188,916   100%   157,861   100%
                                  =======   ===    =======   ===    =======   ===

     Oxiteno exports a wide variety of chemical products including glycols, MEK, ethoxylated alkylphenols, glycol ether acetates, glycol ethers, ethanolamines, ethoxylated fatty amines and other ethoxylated products. In the international market, Oxiteno sells both to industrial customers, including Eastman Argentina S.R.L, Unilever de Argentina S.A. and Cognis S.A., as well as trading companies and other third-party distributors. Oxiteno's largest customer in the international market is a major European trading company for glycol, which accounted for approximately 22% of international revenues in 2001. In the same period, two other customers each accounted for more than 10% of Oxiteno's sales in the international market. In most cases, Oxiteno's sales prices for its commodity chemicals in both the domestic and export markets are based on international "contract" prices rather than international spot prices. International contract prices are fixed by reference to published data regarding the price at which the relevant product has been sold by industry participants.

     In general, Oxiteno's operating margins on products sold in the export market are substantially lower than operating margins for similar products sold in the domestic market. Nevertheless, Oxiteno considers it very important to maintain a presence in markets outside of Brazil, partially because the domestic market is currently not large enough to accommodate all of its sales. Oxiteno intends to shift sales to the domestic market as local demand for its products increases, but will continue its presence in the export market.

     Customers. Oxiteno's customers for its commodity chemicals are principally chemical companies, surface coating producers and polyester producers, and its customers for specialty chemicals comprise a variety of industrial and commercial enterprises including brake fluid distributors, agrochemical producers, manufacturers of food additives and manufacturers of detergents and cosmetics.

  Competition

     Since 1994, with the opening of foreign trade in Brazil, Oxiteno has faced increasing competition from imports from multinational petrochemical companies. As imported products are mostly commodity chemicals, competition is based principally on price. However, factors such as product quality, timely delivery, reliability of supply and technical service and support are also important competitive factors. Oxiteno, as a local producer, believes it has a competitive advantage over imports with regard to certain of these criteria.

     Oxiteno's principal competitors are Shell Brasil Ltda., Union Carbide Quimica Ltda., Exxon Quimica Ltda., Ipiranga Comercial Quimica S.A., Productora de Alcoholes Hidratados C.A. and BASF S.A. Importers incur additional costs when selling their products in the Brazilian market, due to import tariffs and additional freight charges.

     Oxiteno estimates that its share of the domestic market in 2001 was approximately 70%. In the case of specialty chemicals, Oxiteno competes primarily with other Brazilian producers and price, although important, is a less decisive competitive factor than with true commodity chemicals, while conformity with specifications, product performance and reliability of service are comparatively more important. Access to technology and research and development are important factors with regard to conformity to specifications and product performance, especially in the development of new products to meet customers' needs. As Oxiteno competes with companies that have greater technology and research and development resources, its strategy involves ensuring access to technology through purchases of technology, licensing and joint ventures, if appropriate opportunities become available.

  Transportation and Storage

     As of December 31, 2001, Oxiteno had a total storage capacity of 75 thousand cubic meters, of which 45.3 thousand cubic meters were located in its plants and the remaining was leased from third parties. Oxiteno leases storage capacity from Tequimar on an arm's length basis and also from unaffiliated storage companies. See "-- Business Overview -- Transportation and Storage -- Tequimar."

     Raw materials such as ethylene, oxygen, rafinate II and ammonia are transported to Oxiteno's plants by pipeline and other raw materials are transported by truck.

     In 2001, 53% of Oxiteno's products were transported directly to customers by truck and 4% were transported by truck to a sea terminal for coastal transportation to other ports in Brazil and further delivery by truck. The remaining 43%, representing most of Oxiteno's sales in the international market, were transported by ship.

  Raw Materials

     Oxiteno's principal raw material is ethylene. In 2001, ethylene accounted for approximately 54% of Oxiteno's variable costs of production and approximately 45% of its total cost of goods sold. Oxiteno's other principal raw materials include ethyl, butyl and lauryl alcohols, oxygen, acetic acid and rafinate II.

     Ethylene Supply. Ethylene is used for the production of ethylene oxide at the Camacari plant and the Maua plant. Copene supplies all of Oxiteno's ethylene requirements for the Camacari plant and PQU supplies all of Oxiteno's ethylene needs at the Maua plant. The Camacari plant and the Maua plant are connected by pipeline with Copene and PQU, respectively, thus minimizing the costs of delivery of ethylene and helping to ensure the reliability of supply.

     Oxiteno has a long-term contract with Copene relating to the volume of ethylene to be supplied to, and purchased by, Oxiteno. This contract expires in 2012. Pursuant to this agreement, Copene is required to supply Oxiteno with up to 197 thousand tons of ethylene per year, and Oxiteno is required to purchase at least 138 thousand tons per year. The contract does not provide a price for the ethylene, but provides that the price will be negotiated between the parties from time to time and will be the same for all buyers of ethylene. The price is currently set pursuant to a margin sharing agreement between Copene and its customers, including Oxiteno. In the case of PQU, Oxiteno, like other purchasers from PQU, does not have a long term contract relating to the volume or price of ethylene supplied.

     The following table sets forth information regarding Oxiteno's usage of ethylene at its Camacari and Maua plants for the periods indicated.

                                 Oxiteno's ethylene usage
                            ------------------------------------
                                  Year Ended December 31,
                            ------------------------------------
          Plant             2001    2000    1999    1998    1997
-------------------------   ----    ----    ----    ----    ----
                                        (in thousands of tons)
Camacari.................    185     173     183     178     138
Maua ....................     42      40      41      39      41

     Ethylene is difficult and expensive to store and transport, as it must be kept at a temperature below -200 degrees Fahrenheit or -100 degrees Celsius during storage and transportation. As a result, ethylene is not imported or exported in substantial quantities. Accordingly, the naphtha crackers, including Copene and PQU, are largely dependent for their sales upon the second generation petrochemical companies, such as Oxiteno, located in the respective petrochemical complexes.

     Correspondingly, Oxiteno is entirely dependent on Copene and PQU for the supply of ethylene to its Camacari and Maua plants and, therefore, for its ability to operate such plants, since imports of ethylene from other producers are not readily available. Oxiteno does not maintain any significant storage of ethylene and any unexpected interruptions in supply from the crackers would have an immediate impact on Oxiteno's production. The last unexpected interruption in the ethylene supply was in 1993, due to a pipeline fire that affected the naphtha delivery from Petrobras to Copene, which caused a shutdown in Copene's naphtha cracking operations, resulting in a 14-day shutdown in the Camacari plant's operations.

     In 2001, Copene and PQU had annual ethylene production capacity of 1.2 million tons and 500 thousand tons, respectively. The deregulation and the termination of Petrobras' monopoly in the production and importation of oil and oil related products could impact the supply and price of naphtha significantly in the future. See " -- Price of Ethylene" and "-- Industry and Regulatory Overview."

     Price of Ethylene. The price of ethylene supplied by Copene to Oxiteno for the production of goods to be sold in Brazil is determined in a margin sharing agreement entered into in March 1997, and is the same for all of Copene's ethylene customers. Prior to March 1997, the price of ethylene was negotiated between Copene and its ethylene customers on a monthly basis.

     Under the margin sharing arrangement, the price paid for ethylene depends upon the weighted average market price charged by the ethylene customers in the Brazilian market during the previous month for a basket of goods derived from ethylene. The weight of each product in the basket depends upon the relative proportion of the total supply of ethylene used in the production of such product as compared with the other products in the basket. Certain cost elements are then deducted from the weighted average price. The remaining "margin" after the deduction of such cost elements from the average weighted price is shared between Copene and the ethylene customers based on the respective investment of Copene and such customers. The respective investments are calculated based on U.S. benchmarks rather than the actual investments of the parties.

     A different margin sharing arrangement is currently in place with respect to products produced from ethylene for the export market. Under this arrangement, the price paid for ethylene depends upon the gross margin of each export transaction of Copene's customers. Subject to certain limits, the resulting margin is divided by 45% for Copene and by 55% to the exporters.The following chart shows price information per metric ton for ethylene used in the production of products to be sold in Brazil charged by Copene and PQU for the years indicated.

Year ended December 31,                                                  Copene            PQU
----------------------------------------------------------------------------------------------------
1999                                                                  (in reais per metric ton)
     First Quarter............................................       R$  532.33       R$  616.67
     Second Quarter...........................................           592.33           679.00
     Third Quarter............................................           700.33           779.67
     Fourth Quarter...........................................           858.00           904.00
High price....................................................           922.00           985.00
Low price.....................................................           485.00           574.00
Average.......................................................           670.75           744.83
2000
     First Quarter ...........................................       R$1,035.67       R$1,091.67
     Second Quarter...........................................         1,068.00         1,137.00
     Third Quarter............................................         1,159.67         1,224.33
     Fourth Quarter...........................................         1,217.00         1,272.67
High price....................................................         1,217.00         1,288.00
Low price.....................................................           990.00         1,036.00
Average.......................................................         1,120.08         1,181.42
2001
     First Quarter............................................       R$1,138.33       R$1,247.67
     Second Quarter...........................................         1,226.33         1,300.33
     Third Quarter............................................         1,253.00         1,314.67
     Fourth Quarter...........................................         1,207.08         1,273.00
High price....................................................         1,360.00         1,397.00
Low price.....................................................         1,089.00         1,179.00
Average.......................................................         1,206.19         1,283.93

     As naphtha accounts for approximately 90% of variable costs of ethylene production, fluctuations in the price of naphtha strongly influence fluctuations in the price of ethylene. Because the main determinant of the price of naphtha is the price of crude oil, the price of naphtha, and thus ethylene, is subject to fluctuations based on changes in the international oil price. See "Item 3. Key Information-- Risk Factors-- Risks Relating to Ultrapar and the Petrochemical and Chemical Industries."

     The current price for naphtha paid by Brazil's naphtha crackers is negotiated between those crackers and Petrobras and is currently determined using a formula that leads to a domestic naphtha price that is 3% above the ARA price. See "--Industry and Regulatory Overview." Any increases in the price of naphtha, and thus ethylene, could have a material adverse effect on the business of Oxiteno, particularly as increased international competition in the petrochemical industry could make it difficult for Oxiteno to pass on price increases to its customers.

     Other Materials. In 2001, other raw materials, comprising principally oxygen, lauryl alcohol, ethanol, butyl alcohol, acetic acid, rafinate II, lauric oil, nonene, phenol, primary fatty amine, fusel oil and LAB accounted for approximately 34% of Oxiteno's variable costs and 28% of its total costs of sales.

     Oxiteno generally obtains these other raw materials from a variety of sources, with the exception of phenol, which Oxiteno purchases principally from a single supplier. Oxiteno uses oxygen in the production of ethylene oxide. Oxygen for the Camacari plant is purchased pursuant to a long-term contract with White Martins and Copene, which expires in 2010. Oxygen for the Maua plant is purchased from Oxicap, Oxiteno's joint venture with Air Liquide.

     C4, used for the production of MEK at the Triunfo plant, is purchased from Copesul, the naphtha cracker in the Southern Complex.

     Utilities. Steam, electric power and natural gas are the main utilities required for Oxiteno's production. Part of the electricity and steam used by Oxiteno is generated internally and part is purchased from electricity companies and third-party suppliers of steam in the regions where Oxiteno's plants are located. Natural gas is purchased from local companies.

   Tax-Exempt Status

     Oxiteno has an income tax exemption on operating profits from sales of all of its products at the Camacari plant through the year 2006. This tax exemption was obtained pursuant to legislation offering fiscal incentives to industrial companies located in the northeast region of Brazil and common to all of the companies in the Northeast Complex, including Copene. The full rate of income tax is currently 25%. Amounts which would otherwise be payable as income tax are charged to income and credited to a reserve account in shareholders' equity. After 2006, the income resulting from the Camacari plant operation will be subject to income tax at the rate of 19%. However, no assurance can be given that the applicable legislation will not be changed.

   Maintenance and Quality Control

     Oxiteno carries out a program of preventive maintenance at each of its plants and utilizes statistical analysis to help predict production problems. The stoppages due to the maintenance program take place at the same time as the stoppages for the change of the ethylene oxide catalyst. In the case of the ethylene oxide and ethylene glycol units at the Maua and Camacari plants, which have continuous production processes, maintenance is preferably scheduled for periods when the relevant cracker, which supplies ethylene to the plant, is scheduled to be shut down for maintenance. Each cracker is typically shut down for maintenance for a period of approximately 20 days approximately every 36 to 48 months. The same happens to the Triunfo plant, which receives butene from Copesul. In the case of the other production units at such plants and the Tremembe plants, maintenance is performed during scheduled breaks in production. Oxiteno uses its own employees for specialized maintenance and uses third-party contractors for routine maintenance. In addition, Oxiteno has a team of employees responsible for quality control that operates continuously. As of December 31, 2001, Oxiteno had 102 employees engaged in maintenance.

   Health, Safety and Environmental Matters

     Oxiteno is subject to the environmental laws and regulations of the states in which it operates, which specify and detail federal legislation on these matters. See "-- Industry and Regulatory Overview." Oxiteno continuously monitors its compliance with federal, state and municipal legislation applicable to its various places of operation. In addition, Oxiteno voluntarily complies with the standards set forth by the Responsible Care Program, promulgated by ABIQUIM, the Brazilian Chemical Industries Association.

     Each of Oxiteno's plants is licensed by the local state environmental authorities. Licenses granted in certain states are valid for a fixed period and then must be renewed. The licenses for the Tremembe and Naua plants are for an unlimited duration. The term of the other licenses varies according to applicable legislation and to the periodic inspections performed by environmental authorities. Currently, Oxiteno possesses all legally required licenses for its operations.

     Waste products from the industrial plants are discharged according to the legal requirements. Liquid waste products are discharged and treated in a treatment center owned by Oxiteno or by petrochemical complexes where the company has activities. Solid waste products are preferably reprocessed in cement furnaces. Where the reprocessing is not recommended, these products are incinerated or deposited on locations owned by Oxiteno. Oxiteno often controls these discharge areas, and does not have any significant environmental liability.

     Our indexes relating to health and safety are comparable to the international standards, and are a priority in Oxiteno's activities and in the action plans for the upcoming years.

   Insurance

     Oxiteno has several insurance policies covering a number of risks to which it believes it is exposed. In addition, Oxiteno maintains insurance policies covering pecuniary damages. Its insurance policy for "all risks" covers its assets and inventories against the risks to which they are exposed and also against losses due to accidents related to these risks. Oxiteno's management and its advisers believe that this insurance coverage is in line with chemical and petrochemical industries standards in Brazil.

Transportation and Storage

     We conduct transportation and storage activities through Ultracargo, one of the leading providers of integrated transportation and storage services to the LPG, petrochemical and chemical industries in Brazil. Ultracargo's subsidiary, Transultra, operates a fleet of tanker trucks and provides transportation services to the LPG distribution industry and the petrochemical and chemical industries. Ultracargo's subsidiary, Tequimar, provides storage facilities to most of the companies in the Northeast Complex and other chemical companies, and also maintains and operates storage facilities at port terminals for the storage of petrochemical and chemical products. See "--Petrochemicals and Chemicals--Industry and Regulatory Overview."

     The following table sets forth Ultracargo net revenues by region for the periods indicated:

                                                      Year Ended December 31,
                  -------------------------------------------------------------------------------------------
                              2001                             2000                           1999
                  ---------------------------       --------------------------      -------------------------
                  Net Sales        Percentage       Net Sales       Percentage      Net Sales      Percentage
                  ---------        ----------       ---------       ----------      ---------      ----------
                                           (in thousands of reais, except percentages)
Northeast......   R$ 60,431            57%           R$52,755           56%          R$47,562          60%
Southeast......      43,305            41              40,019           42             30,507          38
South..........       1,592             2               1,430            2              1,273           2
                   --------           -----          --------          -----          -------         ---
     Total.....   R$105,328           100.0%         R$94,204          100.0%        R$79,342         100%
                   ========           =====          ========          =====          =======         ===

     Ultracargo owns 100% of the voting capital of Transultra and 80% of the voting capital of Tequimar. The remaining 20% of Tequimar's voting stock is indirectly owned by Ultrapar.

     Ultracargo is seeking to integrate these two businesses by means of intermodal terminals which will increase operating efficiencies. Also, Ultracargo is implementing training programs for its personnel, in order to improve relationships with customers.

     An example of this integration is the new intermodal terminal built by Ultracargo in the state of Sao Paulo in response to its strategic decision to manage bulk solids and position itself as a logistics operator. The terminal provides storage for solid, liquid and gaseous products as well as intermodal transportation. Today, its main activities include the storage of products originating from Argentina and the Camacari petrochemical complex for future distribution throughout Brazil.

     Ultracargo has also implemented the Integrated Transport System (SIT), which will result in a greater level of automation and control over transport operations. This system integrates data from all of its plants and branches through established dedicated lines.

   Transultra

     Transultra's principal market for transportation is the chemical and petrochemical industry, for which transportation is provided by truck between and among port terminals and first, second and third generation petrochemical companies operating at the various petrochemical complexes. Transultra has established long-standing relationships with significant companies in the chemical and petrochemical industries, and provides its services on a negotiated basis with individual customers. No written contracts for the provision of services are customarily entered into in the transportation industry. Transultra obtained ISO 9002 certifications for its Capuava operations in 1997 and for its Camacari operations in 1999. In 2001, Transultra was the first company in the sector to receive the SASSMAQ Certificate, granted by the ABIQUIM, the Brazilian Chemical Industries Association, to companies that employ procedures that guarantee operational safety while respecting the environment and health of their workers.

     Transultra offers transportation services for LPG, chemical and petrochemical products in several major industrial regions in Brazil, as well as in Chile and Argentina. In 2001, Transultra operated a fleet of approximately 148 tractors and 400 trailers and, in 2000 and 2001, transported 2,168 and 2,559 thousand tons, respectively. Transultra estimates that its total share of its targeted chemical markets, excluding its participation in LPG transportation, is around 18%.

     Transultra also operates a fleet of tanker trucks and provides transportation services to the LPG distribution industry. In the LPG distribution industry, Transultra provides transportation from Petrobras' facilities to filling stations operated by LPG distributors, principally Ultragaz, and also provides a limited amount of transportation service in the bulk delivery market. Transultra provides 98% of its transportation service in the LPG industry to Ultragaz. All transactions between Transultra and Ultragaz or Oxiteno are carried out on an arm's length basis.

     In 1997 Transultra began operating in the market for bulk transport of solid products, an important segment of the transport business in the domestic market in which products are transported utilizing special silos and semitrailers. Transultra believes that there is significant opportunity for growth in this market. In 2001, Transultra transported approximately 121 thousand tons of solid products.

   Tequimar

     Tequimar provides storage facilities to Copene and most of the second generation petrochemical companies in the Northeast Complex, including Oxiteno, as well as other chemical companies. It also maintains and operates port terminals for the storage of chemical and petrochemical products at the Aratu Port in the state of Bahia, the Suape port industrial complex in the state of Pernambuco, the Maceio terminal in the state of Alagoas, the Santos marine terminal in the state of Sao Paulo, and the intermodal terminal in the city of Paulinia in the state of Sao Paulo, known as TIP. Tequimar estimates that its total share of the Brazilian liquid storage market is 30%, the largest share in the Brazilian market. In 1997, Tequimar increased its capacity at the Aratu terminal, the major port serving the Northeast Complex, and now owns 70% of the storage capacity at this port. In 1997, Tequimar was awarded the ISO 9002 certificate for many of its storage operations.

   Environmental Matters

     Ultracargo is subject to Brazilian federal and state laws and regulations relating to the protection of the environment.

   Insurance

     Ultracargo maintains insurance policies covering a number of risks, in particular those relating to the transportation and storage of chemical and petrochemical products. Transportation activities are covered by policies covering damages caused by accidents and stolen cargo.

     Both Ultracargo's properties and Tequimar's pipelines are insured against fire, lightning, explosion, flooding, aircraft crash, smoke and electrical damages.

     Ultracargo also maintains insurance policies for civil liabilities. The storage operations are insured by policies covering damages to products in storage, including contamination.

     Ultracargo's management and its advisers believe that the insurance maintained covers in all material respects the risks to which Ultracargo is exposed, and that it is consistent with industry practices in Brazil.

C.   Organizational Structure

     The following chart shows our current organizational structure, including our principal intermediate holding companies and operating companies. Percentages represent approximate ownership of voting share capital and total capital (voting capital/total capital).

                               [GRAPHIC OMITTED]

     We conduct LPG distribution through our subsidiary Ultragaz Participacoes S.A., of which we own 77% of the total share capital. The remaining 23% of Ultragaz Participacoes S.A.'s share capital is held by Ultra S.A. Ultragaz Participacoes S.A. operates through its three primary subsidiaries, Companhia Ultragaz S.A., Bahiana and Utingas. Companhia Ultragaz and Bahiana operate in the bottling and distribution of LPG. Bahiana operates primarily in the northeast region of Brazil and Companhia Ultragaz serves the other regions of the country. Utingas is an LPG storage company, with facilities in the states of Sao Paulo and Parana.

     We conduct petrochemical and chemical activities through our subsidiary Oxiteno, of which we own 47.9% of the total share capital and 65.4% of the voting capital. Oxiteno operates in the petrochemical and chemical segment directly and through its subsidiary, Oxiteno Nordeste. Oxiteno operates two plants located in the state of Sao Paulo, and Oxiteno Nordeste operates one plant in Camacari, in the state of Bahia, and a second plant in Triunfo, in the state of Rio Grande do Sul.

     Ultracargo conducts our transportation and our storage activities through its subsidiaries Transultra and Tequimar, respectively. Transultra provides transportation services throughout Brazil and in Argentina and Chile. Tequimar maintains storage facilities at four port terminals located near two of the main petrochemical complexes in Brazil: Camacari and Sao Paulo.

     All of our subsidiaries are organized under the laws of the Federative Republic of Brazil.

D.   Property, Plants and Equipment

   Ultragaz

     Plant. Ultragaz's LPG distribution network includes 16 filling plants, including 9 primary plants and 7 secondary plants. LPG is transported to Ultragaz's primary plants through a pipeline from Petrobras' facilities, and to its secondary filling plants by truck. Ultragaz maintains storage facilities for LPG cylinders and satellite bulk distribution plants at strategic locations in order to maintain supplies of LPG closer to its customer bases and thus to reduce transportation costs. Substantially all of the LPG transported by truck from Petrobras to Ultragaz's secondary plants is transported in Transultra's fleet of tanker trucks on an arm's length basis. LPG is stored in the filling plants in large LPG storage tanks with a capacity of 60 tons per tank. In the case of LPG to be delivered in bulk, the LPG is pumped directly from the storage tanks into the bulk tankers. In the case of LPG to be delivered in cylinders, the LPG is pumped from the storage tanks into a number of filling heads, which deliver the LPG into cylinders.

     When cylinders are delivered to the plant they are initially assessed to determine if they are required to be requalified, and if so, are either processed at the plant or by third-party contractors.

     The following table sets forth the total current storage and total filling capacity and monthly actual filling volumes during 2001 for each of Ultragaz's primary and secondary filling stations and satellite stations in each geographic area in which Ultragaz operates.

                                                                                        Average
                                                             Storage      Filling       Actual        Idle
    Location                  Plant              Type       capacity     Capacity       Filling     Capacity
    --------                  -----              ----       --------     --------       -------     --------
                                                            (in tons)  (in tons per  (in tons per    (% of
                                                                           month)        month)     capacity)
Greater Sao Paulo      Maua                    Satellite        540           --            --          --
                       Capuava                 Primary          720       13,000         9,300         28%
                       Santos                  Primary          960        3,770         3,116         17%
                       Ipiranga                Satellite        660           --            --          --
                       Barueri                 Secondary      1,510        4,410         3,391         23%

Southeast Region       Paulinia                Primary        1,008        8,657         7,007         19%
                       Sao Jose dos Campos     Primary          360        3,500         3,515          0%
                       Sao Jose do Rio Preto   Satellite         54           --            --          --
                       Aracatuba               Secondary        180        2,458         2,444          1%
                       Ribeirao Preto          Secondary        180        4,000         3,679          8%
                       Bauru                   Satellite         60           --            --          --
                       Goiania (1)             Secondary        180        3,200         1,115         65%
                       Pouso Alegre            Satellite         60           --            --          --
                       Duque de Caxias (2)     Primary          504        4,500         3,455         23%

Southern Region        Cascavel                Satellite        120
                       Araucaria               Primary          240       10,200         6,100         40%
                       Canoas                  Primary          600        4,116         2,486         40%
                       Londrina                Satellite         60           --            --          --
                       Blumenau                Satellite         32           --            --          --
                       Chapeco                 Satellite         60           --            --          --
                       Florianopolis           Satellite         32           --            --          --
                       Joinville               Satellite         32           --            --          --
                       Caxias do Sul           Satellite         60           --            --          --

Northeast Region       Mataripe                Primary          840       12,331        10,668         13%
                       Juazeiro                Satellite         56           --            --          --
                       Aracaju                 Secondary        240        3,770         2,988         21%
                       Suape                   Primary          504        5,795         4,090         29%
                       Ilheus                  Secondary        336        4,769         3,561         25%
                       Caucaia (3)             Secondary        420        4,500         2,772         38%
                       Piraja                  Satellite         57           --            --          --
         Total.............................................  10,665       92,976        69,687         25%

---------
(1)  Operations started in September 2000.
(2)  Operations started in the second half of 2001.
(3)  Operations started in February 2002.

     In line with its strategy of geographic expansion, Ultragaz has been investing in new filling plants in its target markets. Over the last four years, six new filling plants started operations, including Goiania in the state of Goias, Caucaia in the state of Ceara and Duque de Caxias in the state of Rio de Janeiro. In 2002, another filling plant will start operations in Betim in the state of Minas Gerais. In addition, Ultragaz maintains its head office in the city of

Sao Paulo and regional offices in the areas in which it operates. Ultragaz also maintains 66 retail stores, including outlets at each of its plants.

     Equipment. LPG cylinders are manufactured from steel and are fitted with a collar at the top of the cylinder and a rim at the base of the cylinder. The cylinders are fitted with a valve through which the cylinder is filled and through which the LPG is discharged during use. The 13 kg cylinders, which are used in the residential sector, also have a safety plug, which is designed to discharge LPG if the temperature in the cylinder exceeds a certain limit. 13 kg cylinders are approximately 46 centimeters high, one meter in circumference and weigh approximately 26.6 kg when full.

     All of Ultragaz's cylinders are painted in a shade of blue that corresponds to the Ultragaz logo. Ultragaz believes that its use of distinctive blue cylinders has been an important element in developing consumer awareness of the Ultragaz brand.

     Ultragaz has a number of alternative sources of supply for most types of cylinders and tanks. Each cylinder manufactured for Ultragaz is stamped with the Ultragaz logo and the month and year of manufacture by the manufacturer. In 2001, the average market price per cylinder for 13kg cylinders, 20kg cylinders and 45kg cylinders was approximately R$33.00, R$150.00 and R$155.00, respectively.

     The tanker trucks are used to distribute LPG in both the small bulk and large bulk markets. In the small bulk market, Ultragaz uses the "UltraSystem" trade name and delivers LPG using bob-tail trucks, which are fitted with a longer delivery hose, in order to be able to access tanks of commercial and smaller industrial users. The bob-tail trucks have a capacity ranging from 6 to 9 tons and can fill tanks with a capacity ranging from 45kg to 125kg. In the large bulk markets, Ultragaz delivers LPG in larger tanker trucks with an average capacity of 20 tons, which fill tanks with a capacity ranging from 30 to 60 tons.

   Oxiteno

     Oxiteno has four plants, including the Camacari plant in the Northeast Complex, the Maua plant in the Sao Paulo Complex, the Triunfo plant in the Southern Complex and the Tremembe plant in the state of Sao Paulo. On average, Oxiteno spends R$30 million per year in maintenance of its equipment and facilities.

     The following table sets forth the principal product lines and capacity of Oxiteno's plants.

                                                                       Maximum Capacity             Production
                                                                    (thousands of metric       (thousands of metric
                                                                       tons per year)             tons per year)
                                                                   ----------------------     ----------------------
       Plant                       Product Lines                   1999     2000     2001     1999     2000     2001
--------------------   --------------------------------------      ----     ----     ----     ----     ----     ----
Camacari............   Ethylene Oxide and Derivatives........       690      690      705      511      506      558
Maua................   Ethylene Oxide and Derivatives and
                           Specialty Chemicals...............       189      189      209      151      147      147
Tremembe............   Specialty Chemicals...................        58       58       60       20       29       36
Triunfo.............   MEK ..................................        33       33       33       29       33       26

     Maximum capacity at the Camacari and Maua plants is the sum of each plant's ethylene oxide capacity and the capacities of its production units for ethylene oxide derivatives. However, as the aggregate capacity for ethylene oxide derivatives at these plants demands more ethylene oxide than the plant's effective ethylene oxide capacity, the plant's actual production of derivatives is less than the capacity. Oxiteno's production capacity of ethylene oxide derivatives results in a degree of operating flexibility to the company, which enables it, to a certain extent, to mitigate the effects of reductions in demand for certain products resulting from downturns in the petrochemical business cycle. During such downturns, Oxiteno is able, to a certain extent, to switch production to products which are less affected by the cyclical downturn, switching its ethylene oxide output between production units for derivative products depending on relative demand.

     Oxiteno generally produces its commodity petrochemical products through continuous production processes and produces specialty chemicals through batch processes.

     Camacari Plant. The Camacari plant, located in the Northeast Complex, was built by Oxiteno and commenced production in 1978. The Camacari plant produces ethylene oxide and ethylene oxide derivatives, such as ethylene glycols, ethanolamines, glycol ethers and ethoxylated derivatives. In addition to the production units, the Camacari plant has drumming, warehouse, and cogeneration of electricity and steam and maintenance facilities. As of December 31, 2001, Oxiteno had 220 employees at the Camacari plant.

     In late 1994, Oxiteno commenced a major modernization project at the Camacari plant, involving the addition of 105 thousand tons of ethylene oxide capacity. The new capacity began producing ethylene oxide in July 1997. Since the scale of production is one of the most important factors in the costs of production of ethylene oxide and derivatives, the Camacari expansion has contributed to a significant reduction of its unit costs. Productivity improved by 74% from 1996 to 2001. In particular, while the expansion project increased Oxiteno's ethylene oxide capacity by 80%, there was no major increase in the labor force at the plant. Oxiteno believes that the scale of ethylene oxide production at its Camacari plant is comparable with some of the largest ethylene oxide plants in the world. Oxiteno also believes that the Camacari plant is currently the largest ethylene oxide plant in Latin America.

     The following table sets forth the current production capacity of the Camacari plant for each of its principal products.

        Units                                          Current Capacity
        ------------------------------------------ -------------------------
                                                   (in metric tons per year)
        Ethylene Oxide............................          260,000
        Ethylene Glycols..........................          285,000
        Ethanolamines.............................           45,000
        Glycol Ethers.............................           25,000
        Ethoxylated derivatives...................          100,000

     In the table above and in the table immediately following, the capacity shown for each derivative of ethylene oxide represents the maximum amount of such product, which Oxiteno could produce each year based on the capacity of the relevant production unit. As Oxiteno's capacity for ethylene oxide derivatives exceeds its ethylene oxide production capacity, Oxiteno cannot produce the maximum amount of each derivative product in any year and, accordingly, actual production of ethylene oxide derivatives is less than capacity.

     Maua plant. The Maua plant, located in the Sao Paulo Complex, was the first plant built by Oxiteno and commenced production in 1974. The Maua plant has process units for ethylene oxide, ethylene glycols, glycol ethers, glycol ether acetates, natural alcohols and ethoxylated derivatives. In addition to the production units, the plant has drumming, storage, warehouse and maintenance facilities and also houses Oxiteno's principal research and development laboratory. As of December 31, 2001, Oxiteno had 307 employees at the Maua plant.

     The following table sets forth the current production capacity of the Maua plant for each of its principal products.

        Units                                          Current Capacity
        ------------------------------------------ -------------------------
                                                   (in metric tons per year)
        Ethylene Oxide............................          52,000
        Ethylene Glycols..........................          25,000
        Glycol Ethers.............................          35,000
        Acetates..................................          32,000
        C4+C5 Alcohols............................          10,000
        Ethoxylated Derivatives...................          16,500
        Alkylation................................          17,300
        Hydraulic fluids .........................          30,000
        Esterification............................           3,100
        Emulsification............................           1,300

     Tremembe Plant. The Tremembe plant, located at Bairro dos Guedes, Tremembe, in the state of Sao Paulo, has three principal production units, a sulfonation/sulfation unit and two multipurpose units. The Tremembe plant commenced production in 1970 and was subsequently acquired by us in 1985. In addition to the principal production units, other facilities at the plant include a quality control laboratory, a warehouse and a maintenance shop. As of December 31, 2001, Oxiteno had 107 employees at the Tremembe plant.

     The following table shows the current capacity of the principal units at the Tremembe plant.

        Units                                          Current Capacity
        ------------------------------------------ -------------------------
                                                   (in metric tons per year)
        Esterification............................           5,000
        Amidification.............................           5,000
        Polymerization............................           2,500
        Specialties...............................           2,000
        Sulfonation/Sulfation.....................          30,000
        Betaines..................................          10,000
        Hydraulic fluids .........................           3,000
        Naphthalenes Sulfonates...................           3,000

     Triunfo Plant. The Triunfo plant is located in the Southern Complex. The Triunfo plant was built by Oxiteno and started production in October 1989. It had been inactive for two years when, in 1995, Oxiteno recommenced production of MEK at this plant. The Triunfo plant has two process units, one for the production of secondary butyl alcohol, which is used in the production of MEK, and one for the production of MEK. In addition to these production units, the Triunfo plant also has warehouse and maintenance facilities. As of December 31, 2001, Oxiteno had 53 employees at the Triunfo plant.

     The following table shows the current capacity of the principal units at the Triunfo plant.

        Units                                          Current Capacity
        ------------------------------------------ -------------------------
                                                   (in metric tons per year)
        Methyl-Ethyl-Ketone (MEK).................           40,000
        Secondary Butyl Alcohol...................           35,000

     ISO 9001 Quality Systems Certificates. In 1995, the management and the research and development departments of the Maua and Camacari plants were awarded the ISO 9001 quality system certificate. The Tremembe plant was awarded the ISO 9001 certificate in 1996; and the Triunfo plant was awarded the ISO 9001 certificate in 1997. The ISO 9001 certificate acknowledges the adequate maintenance of a management system committed to quality improvement in all of Oxiteno's departments. In 2001, each department at Oxiteno was awarded the ISO 9001 certificate, already in accordance with the 2000 requirements.

     ISO 14001 Environment Certificate. In January 2001, the management and the research and development departments of the Triunfo plant were awarded the ISO 14001 certificate. The remaining departments are expected to be awarded such certificate at the end of 2002. The ISO 14001 certificate acknowledges the adequate maintenance of a management system committed to environmental preservation.

     SA 8000 Certificate. Oxiteno was the first chemical and petrochemical company in Brazil to receive the SA 8000 certificate, which establishes quality management systems requirements related to social responsibility. The SA 8000 certificate addresses issues such as health, safety, labor relationship and compliance with applicable legislation.

     QS 9000 Certificate. In 1998, Oxiteno was awarded the QS 9000 certificate, which establishes management requirements for the automobile sector, in connection with its sales of chemical products to this sector. Oxiteno was the first Brazilian company to receive this certificate.

   Tequimar

     The following table sets forth the principal products stored at and the storage capacity of Tequimar's plants.

Plant                                                Product Lines                                Capacity (in m3)
------------------------- ----------------------------------------------------------------------- ----------------
Aratu (BA)............... Glycols, aromatics, acrylates, acrylonitrile, EDC, TDI, normal paraffins, linear alkyl benzene (LAB), linear alkyl sulphonate-LAS,
                          methanol, ethers, alcohols.............................................      131,450
Suape (PE)............... Fuels, VAM, acetic acid, styrene, butadiene............................       34,850
Maceio (AL).............. Alcohol, soybean oil...................................................       12,800
TIP Granel (SP).......... PET....................................................................        1,881
TIP Quimico (SP)......... Para-xylene,LAB, LAS...................................................        8,000

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   Operating Results

   Overview

     The principal businesses consolidated under Ultrapar are:

     o    the LPG distribution business, consolidated under Ultragaz;

     o    the chemical and petrochemical business, consolidated under Oxiteno;
          and

     o the transportation and storage businesses, consolidated under Ultracargo.

     The following table sets forth the contribution of each of these businesses to our net sales in 2001, 2000 and 1999. Intercompany transactions are eliminated upon the consolidation at the Ultrapar level.

                                                  Year Ended December 31,
                  ---------------------------------------------------------------------------------------
                             2001                           2000                          1999
                  --------------------------      -------------------------      ------------------------
                  Net Sales       Percentage      Net Sales      Percentage      Net Sales     Percentage
                  ---------       ----------      ---------      ----------      ---------     ----------
                                         (in millions of reais, except percentages)
Ultragaz.......   R$1,380.9          60.5%        R$1,125.7         60.0%        R$  937.3        58.8%
Oxiteno........       832.1          36.4             686.1         36.5             587.5        36.8
Ultracargo.....        71.7           3.1              66.1          3.5              56.6         3.5
Others.........        --            --                 0.1                           13.2         0.8
                  ---------         -----         ---------        -----         ---------       -----
     Total.....   R$2,284.7         100.0%        R$1,878.0        100.0%        R$1,594.6       100.0%
                  =========         =====         =========        =====         =========       =====

   Presentation of Financial Information

     The following discussion should be read together with our financial statements, including the notes thereto, appearing elsewhere in this document. Our financial statements have been prepared in accordance with the Brazilian corporate law and contain in the notes a description of the principal differences between the Brazilian corporate law and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders' equity for and as of the end of the periods covered.

     For your convenience, certain information has been converted into U.S. dollars at the rate of R$2.3204 per U.S.$1.00, the commercial selling rate reported by the Central Bank on December 31, 2001.

     All companies in Brazil are required to prepare financial statements on the basis of the accounting methodology introduced in 1976 through the Brazilian corporate law, Law No. 6,404, which, as of dates and for periods ended prior to January 1, 1996, provides for monetary correction to compensate for the effects of inflation on the financial statements. Companies registered with the Comissao de Valores Mobiliarios, or CVM, in addition to preparing financial statements in accordance with the Brazilian corporate law methodology, have, for periods ended, and as of dates prior to January 1, 1996, the choice to prepare financial statements in accordance with the CVM methodology, which provides for comprehensive monetary correction of the financial statements. The CVM methodology of adjusting for the effects of inflation is more encompassing than that required by the Corporate Law methodology. See Note 2 to the audited financial statements.

     The index used to adjust our financial statements until December 31, 1995 was the UFIR. For the year ended December 31, 1997, our financial statements were adjusted for inflation by using the Indice Geral de Precos Disponibilidade Interna, Or IGP-DI. See "-- U.S. GAAP Reconciliation" and Note 2 and 19(I)(a) and (b) of our consolidated financial statements.

     The table below shows the inflation rate for the periods indicated, as measured by the IGP-DI Index, published by Fundacao Getulio Vargas, as well as the devaluation of the Brazilian currency against the U.S. dollar.

                                                                    Year Ended December 31,
                                                           ----------------------------------------
Index                                                        1999            2000            2001
--------------------------------------------------------   --------        --------        --------
 General Price Index--IGP-DI............................      20%             10%             10%
 Devaluation of the real against the U.S. dollar........      48%              9%             19%

     Our consolidated financial statements are presented in this annual report in accordance with the accounting principles determined by the Brazilian corporate law, rather than in accordance with Brazilian GAAP. See "Introduction." For a consistent presentation and to enable period-to-period comparison, financial information presented in this annual report has been restated for all periods presented in accordance with the Brazilian corporate law method and thus differs from financial information reported in previous annual reports for 2000 and 1999.

   Discussion of Critical Accounting Policies

     In connection with the preparation of the financial statements included in this annual report, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operation often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to each critical accounting policy described as follows:

     o    revenue recognition and accounts receivable;

     o    costs and inventory valuation;

     o    goodwill, intangible assets and amortization;

     o    impairment of assets;

     o    deferred taxes; and

     o    contingent liabilities

     Revenue Recognition and Accounts Receivable

     Revenue is recognized as our clients take delivery of purchased goods or services. In the gas segment 12 percent of our sales are cash sales. The balance of our sales in the gas segment as well as our sales to the Brazilian market in the chemicals segment and our sales in the transportation and storage businesses are credit sales, with a collection period of up to 61 days - see note 19V(b) for additional information about our credit policies. Our accounts receivables from these sales do not accrue interest or indexation charges.

     Revenue from our exports in the chemical segment is recognized when products are delivered to the customer or services performed, when the transfer of risks, rights and obligations associated with the ownership of the products take place. Typically, we finance our exports through US dollar denominated debt instruments provided by banks with maturities and amounts that match the terms of each export so financed. The average collection period for exports is 67 days after shipping. No interest accrues on these exports. However, with respect to our exports which are not financed, we accrue on a monthly basis the exchange rate variations from the date of shipment to the payment date.

     The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers and is included in selling expenses; no adjustment is made to net sales revenue. To establish the allowance for doubtful accounts our management constantly evaluates the amount and characteristics of our accounts receivable. When significant delays occur and the likelihood of receiving these payments decreases, a provision is made. In case receivables in arrears are guaranteed or there are reasonable grounds to believe they will be paid, no provision is made. In December 2001, we made provisions for some of our clients in Argentina. See Note 12 to our consolidated financial statements.

     Costs and inventory valuation

     Inventories are comprised of finished goods, raw materials, including liquefied petroleum gas (LPG), cylinders for resale and materials for consumption. We account for these items at the average cost of purchase or production. In case the replacement or realization values are lower than the average cost, we use the lower amount. However, this has not been the case in the periods presented in the financial statements included in this annual report.

     Goodwill, Intangible Assets and Amortization

     We have made acquisitions in the past that, under U.S. GAAP, as of December 31, 2001, included R$ 10.7 million of goodwill. We have no other intangible assets recorded in our financial statements. We have been amortizing goodwill on a straight line basis over a total period of 20 years, with 9 years still remaining as of December 31, 2001. See Note 19V to our consolidated financial statements for additional details regarding goodwill.

     "Impairment" of assets

     As required under Brazilian corporate law and U.S. GAAP, we perform cash flow studies to determine if the accounting value of our assets, namely our fixed assets, is compatible with the profitability resulting from their use. If the profitability is lower than the accounting value, the asset will be subject to a provision for impairment. As noted in Note 19V(c) to our consolidated financial statements, this has not happened to date, and there are no provisions for impairment recorded in our consolidated financial statements.

     Deferred Taxes

     We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. We regularly review the deferred tax assets for recoverability and establish a valuation allowance, as required, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. In the event we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we evaluate the need to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in an increase in our effective tax rate. See Note 16 to our consolidated financial statements for additional discussion about taxes.

     Contingencies

     We are currently involved in certain legal and administrative proceedings that arise from our normal course of business, as described in Notes 10 and 12 to our financial statements and in "Item 8. Financial Information - Consolidated Statements and Other Information - Legal Proceedings" of this annual report. We believe that the extent to which these contingencies are recognized in our financial statements is adequate. It is our policy to record accrued liabilities in regard to contingencies that could have a material adverse impact on the result of our operations or our financial condition, to the extent not covered by insurance, and that are probable to occur in the opinion of our legal advisers.

   Results of Operations - Year Ended December 31, 2001 Compared to Year Ended December 31, 2000.

     Net Sales. Our net sales increased 22%, to R$2,284.7 million in 2001 from R$1,878.0 million in 2000, due to: (i) an increase in Ultragaz's net sales of 23%, to R$1,381.1 million in 2001 from R$1,125.9 million in 2000 and (ii) an increase in Oxiteno's net sales of 21%, to R$ 832.2 million in 2001 from R$686.2 million in 2000. The increase in Ultragaz's net sales was due in part to sales volume growth of 4.4% in 2001, while the overall Brazilian LPG market decreased by 0.5%, mainly due to an increase in use of natural gas derived from the Brazil-Bolivia pipeline. The increase in Ultragaz's net sales was also a consequence of the increase of 18% in the R$ per ton net sales, due to increases in the refinery prices charged by Petrobras. At Oxiteno, sales volume increased by 4% compared to 2000. At Ultracargo, net revenue increased by 12% in 2001, reaching R$105.3 million.

     Cost of Goods Sold and Gross Profit. Our cost of goods sold increased by 21%, to R$1,698.3 million in 2001 from R$1,399.6 million in 2000, mainly due to a 25% increase in cost of goods sold at Ultragaz, to R$1,105.2 million in 2001 from R$886.6 million in 2000, basically due to the adjustment of LPG prices charged by Petrobras in the domestic market to prices charged in the international market. At Oxiteno, cost of goods sold increased by 16%, to R$563.8 million in 2001 from R$484.6 million in 2000. This increase was mainly due to the impact of the devaluation of the exchange rate on the price of raw materials, which is linked to the U.S. dollar variation.

     Our gross profit increased by 23%, to R$586.4 million in 2001 from R$478.4 million in 2000. Both Ultragaz and Oxiteno contributed to this increase. At Ultragaz, gross profit in 2001 was R$275.9 million, representing an increase of 15% compared to 2000. At Oxiteno, gross profit reached R$268.4 million in 2001, representing an increase of 33% compared to 2000.

     Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 19%, to R$317.7 million in 2001 from R$266.2 million in 2000, mainly due to the increase of expenses at Ultragaz.

     At Ultragaz, depreciation expenses increased to R$61.9 million in 2001 from R$42.3 million in 2000, due to an increase in fixed assets as a result of an increase in investments. Other expenses increased to R$115.5 million in 2001 from R$102.9 million in 2000, mainly due to non-recurring expenses related to marketing campaigns and sales promotions as a result of pre-sales activities and the opening of new filling plants.

     At Oxiteno, selling, general and administrative expenses increased by 14%, to R$123.7 million in 2001 from R$108.0 million in 2000. This increase was mainly due to an increase in selling expenses, to R$53.9 million in 2001 from R$43.2 million in 2000, as a result of the bad debt provision of R$6.1 million, related to the worsening of the Argentina crisis, and to an increase of international freight costs, impacted by the devaluation of the real against the U.S. dollar.

     Net Financial Income (Expense). We recorded a net financial expense of R$31.1 million in 2001, compared to net financial income of R$43.4 million in 2000, mainly due to the impact of the currency devaluation on our U.S. dollar-linked liabilities. At December 31, 2001, our total cash position was R$656.0 million, of which R$294.6 million was held in U.S. dollar indexed assets. The distribution of extraordinary dividends in September 2001, in the amount of R$200.1 million, decreased our revenues from investments in marketable securities in the fourth quarter of 2001. Total debt at December 31, 2001 was R$414.7 million, and the amount of liabilities in foreign currency was R$205.2 million.

     Non-operating Income (Expense). Our net non-operating expenses increased by 3% to R$17.0 million in 2001, from R$16.5 million in 2000.

     Income before taxes, equity earnings and minority interest. Income before taxes, equity earnings and minority interest decreased by 4% to R$230.8 million in 2001 from R$240.4 million in 2000.

     Equity in earnings of affiliates. This account registered a gain of R$1.9 million in 2001 compared to a gain of R$9.6 million in 2000. This reduction is primarily due to a decrease in Copene's results of operations in 2001. Our subsidiary Oxiteno has a 10.4% ownership interest in Norquisa, Copene's parent company.

     Minority Interest. Minority interest decreased to R$73.0 million in 2001, from R$74.2 million in 2000, principally due to a reduction of income before taxes at Ultragaz.

     Net Income. Our net income increased to R$132.2 million in 2001 from R$128.5 million in 2000, primarily due to Oxiteno's results.

     EBITDA. Our EBITDA increased by 22% to R$372.5 million in 2001 from R$304.3 million in 2000. Ultragaz's EBITDA increased by 16%, to R$163.0 million in 2001 from R$140.9 million in 2000. Oxiteno's EBITDA increased by 34%, to R$176.8 million in 2001 from R$132.4 million in 2000. Our EBITDA margin remained stable at 16%.

   Results of Operations - Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

     Net Sales. Our net sales increased by 18% to R$1,878.0 million in 2000 from R$1,594.6 million in 1999, principally as a result of an increase in net sales at Ultragaz and Oxiteno. Ultragaz's net sales increased by 20% to R$1,125.9 million in 2000 from R$937.4 million in 1999. Oxiteno's net sales increased by 17%, to R$686.2 million in 2000 from R$587.5 million in 1999.

     Ultragaz's net sales increased due to an increase in sales volume to 1,288.3 thousand tons in 2000, from 1,242.3 thousand tons in 1999, and to an overall increase in prices.

     Oxiteno's sales volume increased by 1% to 428.2 thousand tons in 2000 from
424.2 thousand tons in 1999. Oxiteno's average prices in reais increased from 1999 to 2000, as a result of the recovery of international petrochemical prices due to higher oil and oil derivative prices.

     Cost of Goods Sold and Gross Profit. Our cost of goods sold increased by 26% (compared to a 18% increase in net sales) to R$1,399.6 million in 2000 from R$1,106.7 million in 1999, primarily due to a 37% increase in Oxiteno's cost of goods sold to R$484.6 million in 2000 from R$353.7 million in 1999. The increase in Oxiteno's cost of goods sold was primarily due to higher ethylene prices as a consequence of the higher naphtha prices. Ultragaz's cost of goods sold increased by 23% to R$886.6 million in 2000 from R$722.0 million in 1999, primarily as a result of the higher refinery price charged by Petrobras, as a consequence of higher international LPG prices.

     Our gross profit decreased by 2% to R$478.4 million in 2000 from R$487.9 million in 1999, as a result of a decrease in Oxiteno's gross profit to R$201.6 million in 2000 (a 14% decrease from gross profit in 1999). Ultragaz's gross profit in 2000 was R$239.3 million, representing a decrease of 11% compared to 1999.

     Selling, General and Administrative expenses. Our selling, general and administrative expenses increased by 14%, to R$266.2 million in 2000 from R$233.6 million in 1999, primarily as a result of an increase of Ultragaz's expenses.

     Ultragaz's depreciation expenses increased to R$42.3 million in 2000, from R$33.6 million in 1999, due to an increase in fixed assets derived from the high level of investments made. Other expenses increased to R$102.9 million in 2000 from R$83.9 million in 1999, due mainly to salary increases resulting from labor agreements, and to an increase in the number of employees, resulting from the opening of new filling plants.

     Oxiteno's selling, general and administrative expenses increased by 13% to R$108.0 million in 2000 from R$95.5 million in 1999. The R$12.5 million increase results from an increase in export sales, which increased the selling expenses by R$4.0 million, and from a bad debt provision of R$2.5 million in June 2000, to account for an eventual loss resulting from default by a South African distributor. In addition, administrative expenses increased R$6.0 million due to salary increases implemented by labor agreements.

     Net Financial Income (Expense). We recorded a net financial income of R$43.4 million in 2000, compared to a net financial expense of R$34.4 million in 1999, driven mainly by the currency devaluation that occurred in January

1999, which negatively affected our financial results for that year, and by an increase in our financial income due to an increase in our cash position in 2000. At December 31, 2000, our cash position was R$862.2 million of which R$
65.6 million were held in U.S dollar indexed assets, and our total debt was R$425.9 million, of which R$213.3 million were linked to the U.S. dollar. In relation to December 31, 1999, our net cash position increased by R$49.0 million.

     Non-operating Income (Expense). Our net non-operating expense decreased by 11% to R$16.5 million in 2000 from R$18.3 million in 1999.

     Income before taxes, equity earnings and minority interest. Income before taxes, equity earnings and minority interest increased by 17% to R$240.4 million in 2000 from R$205.4 million in 1999, principally due to the above mentioned improvement in our financial results, and to a lesser extent, to a 17% decrease in our operating profit to R$213.5 million in 2000 from R$258.1 million in 1999.

     Equity in earnings of affiliates. This account registered a gain of R$9.6 million in 2000 compared to a loss of R$3.2 million in 1999. This increase is primarily due to an improvement in Copene's results of operation in 2000. Our subsidiary Oxiteno has a 10.4% ownership interest in Norquisa, Copene's parent company.

     Minority Interest. Minority interest increased by 1% to R$74.2 million in 2000 from R$73.7 million in 1999.

     Net Income. Our net income increased to R$128.5 million in 2000 from R$87.9 million in 1999, primarily due to the improvement in our net financial income in 2000.

     EBITDA. Our EBITDA decreased by 10% to R$304.3 million in 2000 from R$337.0 million in 1999. Ultragaz's EBITDA increased by 5% to R$140.9 million in 2000 from R$134.3 million in 1999. Oxiteno's EBITDA decreased by 24% to R$132.4 million in 2000 from R$175.3 million in 1999, mainly due to a decrease in operating profits resulting from higher ethylene prices. EBITDA margin decreased to 16% in 2000 from 21% in 1999.

   Inflation

     See "--Presentation of Financial Information" for a discussion of accounting presentation relating to inflation.

   Currency Fluctuations

     The principal foreign exchange risk we face arises from our U.S. dollar indebtedness and from our U.S. dollar denominated operating expenses.

     A portion of our debt obligations is denominated in U.S. dollars. In addition, a portion of our operating expenses, including certain raw materials, is denominated in or indexed to U.S. dollars. Most of our revenues are denominated in reais, although sales prices of products of the chemicals segment are linked to international market prices established in U.S. dollars. As a result, we are exposed to currency exchange risks that may adversely affect our business, financial condition and results of operations, as well as our ability to meet our debt service obligations. However, the fact that some of our revenues are linked to U.S. dollars as well as our policy of managing the foreign exchange risk of our foreign currency indebtedness may, to a certain extent, offset this effect.

     Our policy is to manage the risk of all scheduled disbursements related to liabilities in foreign currency by investing in U.S. dollar-denominated mutual funds and foreign currency/interest swap contracts, under which we pay variable interest in Brazilian currency based on the interbank certificate of deposit rate, or CDI, and receive fixed interest in U.S. currency. As of December 31, 2001, our total debt was R$414.7 million, and our total liabilities in foreign currency were R$217.4 million. At December 31, 2001, our total cash position, including marketable securities, was R$656.0 million, of which R$304.8 million were held in U.S. dollar indexed assets.

   Government Policies

     Brazilian economic, fiscal, monetary and political policies and factors have affected us in the past and will affect us in the future. See "Item 3. Key Information--Risk Factors--Risks relating to Brazil" for a description of some of these policies and factors that can affect our results.

B.   Liquidity and Capital Resources

   Sources of Funds

     Our cash flow from operations was R$339.7 million, R$302.7 million and R$373.9 million in 2001, 2000 and 1999, respectively. Cash flow from borrowings amounted to R$54.4 million, R$66.9 million and R$43.7 million in 2001, 2000 and 1999, respectively. In connection with our IPO in 1999, we raised net proceeds of approximately R$330.6 million. We believe we have sufficient working capital for our present requirements.

   Uses of Funds

     Acquisitions of property, plant and equipment consumed cash of R$145.7 million, R$143.5 million and R$70.0 million in 2001, 2000 and 1999, respectively. Payment of dividends and interest on shareholders' equity consumed cash flow of R$244.3 million, R$52.7 million and R$33.3 million in 2001, 2000 and 1999, respectively. Repayment of debt consumed cash flow of R$85.3 million, R$70.4 million and R$93.2 million in 2001, 2000 and 1999, respectively.

   Debt

     As of December 31, 2001, our long-term debt (including the short-term portion of long-term debt) was as follows:

                                                                                                  Principal amount
Debt                                                                   Interest Payable              outstanding
-------------------------------------------------------------  -------------------------------  --------------------
                                                                                               (in millions of reais)
U.S. dollar-denominated loans:
IFC..........................................................             9.4%                        R$23.3
Eximbank and others..........................................         5.9% to 10.5%                      8.7
Bonds........................................................              9%                          139.6
Trade Related................................................          2.8% to 6%                       33.6
Real-denominated loans:
Banco Nacional de Desenvolvimento Economico e Social -
BNDES (1) ...................................................  UMBNDES plus 10.2% to 11.8%              10.4
                                                                  TJLP plus 1.8% to 6%                 181.4
                                                                     IGP-M plus 6.5%                    16.2
Repass Loans (1).............................................         TJLP plus 4%                       1.5
                                                                                                     -------
     Total...................................................                                        R$414.7
                                                                                                     =======

---------
(1) The TJLP is a nominal interest rate established on a quarterly basis. In 2001, the TJLP amounted to 9.5% per year. The UMBNDES is based on the average cost of the BNDES's currency basket. The currency basket is a bundle of BNDES debt obligations in foreign currencies.

     Our long-term debt as of December 31, 2001 matures in accordance with the following schedule:

                                                              Amount
       Year ending December 31,                       (in million of  reais)
       2003 ........................................         R$ 72.7
       2004 ........................................            39.1
       2005 ........................................           161.3
       2006 and thereafter..........................            17.1
                                                      ----------------------
       Total........................................         R$290.2
                                                      ======================

     As of December 31, 2001, R$36.4 million of our debt was secured by property, plant and equipment, R$16.3 million was secured by shares of affiliated companies and R$60.6 million was secured by third party guarantees.

     We and our subsidiary Ultragaz are subject to covenants as guarantors in accordance with the terms of an indenture relating to the issuance by Companhia Ultragaz of U.S.$60,000,000 of notes, which mature in 2005 and have put and call options in June 2002. Such covenants restrict our ability to incur indebtedness, constitute liens, make dividend payments and other distributions and conduct sale-leaseback transactions, mergers and asset sales. Companhia Ultragaz is in compliance with such covenants and believes that they do not significantly restrict its ability to manage its activities.

     In May 2002, Companhia Ultragaz assigned its right to repurchase the notes under the put and call option to LPG International Inc., a subsidiary of Ultragaz Participacoes S.A. LPG International Inc. entered into a syndicated loan which matures in August 2004 to finance the repurchase of the notes. In May 2002, LPG International Inc. exercised the call and purchased the notes. The notes remain outstanding and Companhia Ultragaz remains subject to the note covenants.

     Oxiteno and its subsidiary Oxiteno Nordeste S.A. are also subject to covenants contained in a loan agreement entered into with the International Finance Corporation, which restrict their ability to incur indebtedness, constitute liens, make dividend payments and other distributions, and conduct consolidations, mergers and asset sales.

     None of these covenants have restricted our ability to conduct our business in the ordinary course as of the date of this annual report.

     As a result of the devaluation of the real in January 1999, our dollar-denominated debt generated a significant accounting loss. As of December 31, 2001, we had R$217.4 million in dollar-denominated debt and R$304.8 million in dollar-denominated assets. See Note 12 of our consolidated financial statements.

     The contractual obligations of the company for the next years are as follows (in million of reais):

Contractual Obligations                            Total        2002     2003 to 2004  2005 to 2006  2007 to 2012
--------------------------------------------   -----------  -----------  ------------  ------------  ------------
  Long-Term Debt............................        290.2           -        111.8         173.9           4.5
  Unconditional Purchase Obligations........      2,014.0       183.1        366.2         366.2       1,098.5
                                               -----------  -----------  ------------  ------------  ------------
Total Contractual Cash Obligations..........      2,304.2       183.1        478.0         540.1       1,103.0
                                               -----------  -----------  ------------  ------------  ------------

---------
     (1) The unconditional purchase obligation refers to the long-term contract that we have with Copene, regarding the minimum annual volume of 138,000 tons of ethylene that we are obligated to purchase, until 2012. This contract does not define the price for the ethylene, so the amount in reais is based on the ethylene price as of December 31, 2001.

   Investments and Capital Expenditures

     Investments. In November 1997, Ultracargo acquired the shares it did not already own in Tequimar, Ultracargo's operating subsidiary for its storage business, from Copene and from the public, for a total of R$28.1 million. As a result of this operation, we indirectly control 100% of Tequimar's total voting share capital. We financed the purchase mainly with internal cash flow.

     In August 1999, we acquired the remaining 10% of the total voting share capital of Bahiana.

     On May 23, 2001, we acquired the 35% voting interest of Transultra, that we did not already own, from Petrobras Distribuidora S.A. We made this acquisition through our wholly-owned subsidiary, Ultracargo, in an auction held at the Bovespa. The acquisition value corresponded to the minimum price at the auction, which was set at R$21 million. Of that amount, 5% was paid in cash, and the remaining 95% was paid with government securities.

     In March 2002, Oxiteno made a tender offer for the acquisition of the shares of its subsidiary Oxiteno Nordeste. The tender offer was completed on April 16, 2002, through the acquisition of 93,871 shares of Oxiteno Nordeste by Oxiteno, representing approximately 73.3% of the shares held by minority shareholders. Oxiteno increased its share ownership from 97% to 98.9% for approximately R$4.4 million.

     Capital Expenditures. The following table shows our capital expenditures for property, plant and equipment in 2001, 2000 and 1999, as well as the projections for 2002.

                                         Projected for the
                                            Year Ended
                                            December 31,                Year Ended December 31,
                                         -----------------     ----------------------------------------
                                                2002             2001             2000            1999
                                              -------          -------          -------          ------
                                                                (in millions of reais)
Ultragaz ...........................          R $90.0          R$148.2          R$120.4          R$62.3
Oxiteno ............................             40.0             42.0             49.9            21.0
Ultracargo .........................             10.0             11.9             11.6            10.4
Other ..............................             --                0.1              0.5             0.8
                                              -------          -------          -------          ------
   Total ...........................          R$140.0          R$203.1          R$182.4          R$94.5
                                              =======          =======          =======          ======

     Oxiteno's estimated capital expenditures for 2002 include the expansion of its production capacity, the implementation of quality programs and of Enterprise Resource Planning, or ERP, a management integration software, and include the modernization and renewal of its industrial plants.

     At Ultragaz, 2001 investments included the expansion of its operations to the non-residential segment, the building of new filling plants and the acquisition of new cylinders. In 2002, Ultragaz intends to maintain this investment strategy.

     In 2001, Ultracargo invested in the renewal and expansion of its operating capacity. For 2002, the company expects to invest in the expansion of its units.

   U.S. GAAP Reconciliation

     Our net income under the Brazilian corporate law for the years ended December 31, 2001, 2000 and 1999 was R$132.2 million, R$128.5 million and R$87.9 million, respectively. Under U.S. GAAP, we have reported net income of R$123.0 million, R$123.8 million and R$98.7 million for the years ended December 31, 2001, 2000 and 1999, respectively.

     Our shareholders' equity under the Brazilian corporate law as of December 31, 2001 and 2000, was R$799.9 million and R$897.7 million, respectively. Under U.S. GAAP, we would have reported shareholders' equity of R$748.5 million and R$854.6 million as of December 31, 2001 and 2000, respectively.

     In 1999, we had higher expenses under Brazilian corporate law due to the obligation to charge the expenses related to the IPO against our net income, whereas under U.S. GAAP these expenses are included directly in our shareholders' equity.

     The reconciliation of our net income and shareholders' equity to U.S. GAAP, includes the effects of inflation using the IGP-DI and the UFIR indexes. The principal differences other than inflation accounting between the Brazilian corporate law and U.S. GAAP that affect our net income and shareholders' equity, relate to the treatment of the following items:

     o    capitalized interest;

     o    fixed assets revaluation reversal;

     o    reversal of deferred charges;

     o restatement of property, plant and equipment to adjust for the effects of inflation between January 1, 1996 and December 31, 1997, and its respective depreciation, not required by the Brazilian corporate law;

     o    deferred tax effects on the foregoing adjustments;

     o    differences in equity accounting;

     o    securities available for sale;

     o    purchase value adjustments relating to business combinations;

     o    accounting for IPO expenses; and

     o    mark-to-market of financial instruments.

     See Note 19 to our consolidated financial statements for a description of these differences as they relate to us and a reconciliation to U.S. GAAP of net income and total shareholders' equity.

C.   Research and Development, Patents and Licenses, etc.

     Ultragaz' research and development activities focus primarily in two areas. Firstly, Ultragaz has developed products such as Ultracort for alternative cutting fuel, and is developing the use of LPG for agribusiness purposes, including for grain drying and for the thermal control of noxious weeds. Secondly, Ultragaz is exploring certain uses for LPG, such as gas power generators, LPG vaporizers, indoor space heating and gas refrigerators.

     Oxiteno conducts extensive research and development activities, principally related to the application of specialty chemicals and production process improvements. Oxiteno's principal research, development and engineering facility is located at the Maua plant. As of December 31, 2001, 115 Oxiteno employees were engaged in research, development and engineering activities. Oxiteno's expenditures on research and development in 2001, 2000 and 1999 were R$10.2 million, R$9.5 million and R$9.5 million, respectively. Oxiteno purchases and licenses technology from time to time, particularly for the development of specialty chemical products.

D.   Trend Information

   Deregulation of the Oil and LPG Industries in Brazil

     Termination of Petrobras' Monopoly. Historically, Petrobras has been the only supplier of LPG to the distribution market. Petrobras has also been the only supplier of naphtha, which is the raw material used by the first generation petrochemical industries. Notwithstanding the termination of Petrobras' legal monopoly in August 2000, Petrobras effectively remains the principal naphtha supplier in Brazil. In the LPG sector, Petrobras remained the sole provider to the Brazilian market until December 2001, when the government ended the sector deregulation process, and officially opened the market to the importation of LPG. We expect domestic prices to reflect international prices. Currently, the naphtha price is U.S.$7.00 per ton above the international reference (ARA), and the LPG price, is U.S.$50.00 per ton above the international price (following the Mont Belvieu reference).

     Deregulation of LPG Prices. The Brazilian government has historically regulated both the refinery price and the retail price of LPG. Since the mid-1990's, the government has promoted the deregulation process of these prices. As of December 2000, the government had deregulated the LPG retail prices in the states of Sao Paulo, Rio de Janeiro, Minas Gerais, Espirito Santo, Parana, Santa Catarina and Rio Grande do Sul and, by May 2001, had deregulated the retail price in the remaining northeast and mid-west regions. In January 2002, the government created the CIDE, a new tax which replaces the PPE and is applied equally to both domestic and imported products. Currently, LPG prices charged by Petrobras in the domestic market are at about the same levels as prices charged in the international market plus an average of U.S.$ 50 per ton, to pass through handling expenses. Prior to deregulation, the government's control of the refinery and the retail store prices tended to reduce the volatility of our LPG distribution business's operating margins. In a deregulated environment, the refinery price of LPG is expected to fluctuate according to the international market. In case of an increase in the LPG refinery price, Brazilian LPG distributors, including Ultragaz, will have to maintain their operating margins by increasing their prices and/or improving their operating performance.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

   Our Management

     The following table sets forth the names and positions of our directors and executive officers.

                                                                                          Years with
Name                                               Position                               the Company       Age
-------------------------------------------------  -----------------------------------   -------------   ---------
Board of Directors
Paulo Guilherme Aguiar Cunha.....................  Chairman                                    34            62
Lucio de Castro Andrade Filho....................  Vice Chairman                               24            57
Ana Maria Levy Villela Igel......................  Director                                     3            60
Renato Ochman....................................  Director                                     2            42
Nildemar Secches.................................  Director                                    --            53
Paulo Vieira Belotti.............................  Director                                     3            70

Executive Officers
  Paulo Guilherme Aguiar Cunha...................  Chief Executive Officer                     34            62
  Lucio de Castro Andrade Filho..................  Vice-President                              24            57
  Fabio Schvartsman..............................  Chief Financial Officer,                    17            48
                                                        Ultrapar
  Jose Carlos Guimaraes de Almeida...............  Chief Operating Officer,                    41            67
                                                        Ultragaz
  Pedro Wongtschowski............................  Chief Operating Officer, Oxiteno            24            56

     Paulo Guilherme Aguiar Cunha. Mr. Cunha is our chief executive officer and chairman of our board of directors. Mr. Cunha joined Ultrapar in 1967 and was appointed vice-president in 1973 and chief executive officer in 1981. Mr. Cunha has also served as a member of the National Monetary Council, BNDESPAR, a subsidiary of BNDES, ABNT, known as the National Standards Institute, and as chief executive officer of IBP, the Brazilian Petroleum Institute. Mr. Cunha is the vice-president of ABIQUIM, the Brazilian Association of Chemical Companies, a board member of the Superior Council of Economy and of the Consultative Council for Industry of FIESP, the state of Sao Paulo Industry Association, the founder and member of the board of IEDI - Research Institution for the Industrial Development, a member of the board of CSN - Companhia Siderurgica Nacional and of Monteiro Aranha. Mr. Cunha is also a member of the board of IBMEC Business School and of the board of IPT - Technological Research Institution. Mr. Cunha received a degree in industrial mechanical engineering from Catholic University in Rio de Janeiro in 1962. Mr. Cunha also was a Professor of Engineering at Catholic University and at the Federal University of Rio de Janeiro from 1963 to 1966.

     Ana Maria Levy Villela Igel. Ms. Villela Igel joined us as a member of the board of directors in October 1998. She is also a member of the Board of Directors of Ultra S.A. and Igel Participacoes, or Igel. She has served as a secretary in the finance department at the United Nations and as a counselor for CIEE-Centro de Integracao Empresa Escola, an organization which assists students in transitioning to the professional environment, and as a counselor and member of the Executive Committee of Alumni Association - Bi-National Cultural Center. She is also involved in several organizations that promote social welfare activities for children and the elderly throughout Brazil.

     Renato Ochman. Mr. Ochman joined us in April 2001 as a member of the board of directors. Mr. Ochman is a partner in the law firm Ochman Advogados Associados S/C and General Secretary of the Chamber of Commerce and Industry of Brazil-Israel. Mr. Ochman is a member of the Youth's Committee of the United Nations - Brazil and is also a member of the audit committee of the Association for Assistance to Handicapped Infants. Previously, Mr. Ochman taught commercial law at the Fundacao Getulio Vargas and acted as legal counsel for the Brazilian Association of Supermarkets. Mr. Ochman has obtained a law degree from the Catholic University of Rio Grande do Sul and a commercial law masters degree and post-graduate degree from the Catholic University of Sao Paulo.

     Nildemar Sechhes. Mr. Secches joined us in April 2002 as a member of the board of directors. Mr. Secches is the chief executive officer of Empresas Perdigao since 1995, chief executive officer of ABEF -- Brazilian Association of Chicken Producers and Exporters and vice-president of ABIPECS -- Brazilian Association of Pork Producers and Exporters Industries. Mr. Sechhes is also a member of the board of WEG S.A. From 1972 to 1990 , Mr. Secches worked for Banco Nacional de Desenvolvimento Economico e Social - BNDES, serving as an executive officer from 1987 to 1990. From 1990 to 1994, Mr. Secches served as chief executive officer of Grupo Iochpe-Maxion. Mr. Secches received a degree in mechanical engineering from the University of Sao Paulo, a Master's Degree in Finance from Pontificia Universidade Catolica of Rio de Janeiro and a Doctoral Degree in Economics from the University of Campinas (state of Sao Paulo).

     Paulo Vieira Belotti. Mr. Belotti joined us in October 1998 as a member of our board of directors. Mr. Belotti has also served as chief executive officer of several companies including Petrobras Distribuidora S.A., Petrobras Mineracao S.A., Petrobras Quimica S.A., Petrobras Comercio Internacional S.A., Petrobras Fertilizantes S.A. and Norcell S.A. He has also served as a member of the board of directors of Nordon Industria Metalurgica S.A. Mr. Belotti received a degree in civil engineering from the National School of Engineering at the University of Brazil, a bachelor's degree in mathematics from the University of Guanabara and a degree in nuclear engineering from Oak Ridge School of Technology in Tennessee.

     Lucio de Castro Andrade Filho. Mr. Andrade Filho is the vice chairman of our board of directors and vice president executive officer. He joined Ultrapar in 1977 and has also been a member of the board of directors of Oxiteno and Oxiteno Nordeste since 1993. Mr. Andrade Filho has held a number of positions at Ultrapar in both the LPG and the chemical and petrochemical businesses. Mr. Andrade Filho is also the chief executive officer of GLP-- Qualidade Compartilhada, an LPG industry association and a member of the board of directors of the Brazilian Petroleum Institute or Instituto Brasileiro de Petroleo - IBP. Mr. Andrade Filho received degrees in civil engineering and in administration from Mackenzie University in Sao Paulo in 1968 and 1972, respectively.

     Jose Carlos Guimaraes de Almeida. Mr. Almeida joined Ultrapar in 1960 and has served as an executive officer since 1985 and as a member of the board of directors of Ultragaz since 1982. Mr. Almeida is the chief operating officer of Ultrapar's LPG distribution business. Prior to joining us, Mr. Almeida was the Chief Executive Officer of Ultralar Aparelhos e Servicos S.A., general superintendent and member of the consultative council of Ultracred Credito, Financiamento e Investimentos S.A., treasury officer of Unidade Interamericana de Publicidade, and director general of Vedebrasil II Participacoes S.A., the holding company in Brazil of Vendex International. Since 1990, Mr. Almeida has been the chief executive officer of Metalplus-Metalurgica Plus S.A. and of Plenogas Ditribuidora de Gas S.A. Mr. Almeida received a degree in civil engineering in 1962 from Pontificia Universidade Catolica of Rio de Janeiro and a Master's Degree in Economic Engineering.

     Fabio Schvartsman. Mr. Schvartsman joined Ultrapar in 1985 and has held a number of positions, including planning officer, planning and control officer and financial superintendent officer. Mr. Schvartsman has served as our executive officer since 1990 and as a director of Companhia Ultragaz since 1994. Prior to joining us, Mr. Schvartsman worked in the finance area at Duratex S.A. Mr. Schvartsman is our chief financial officer and our investor relations officer. Mr. Schvartsman received a degree in production engineering and a master's degree in business administration from the Business School of Sao Paulo/Getulio Vargas Foundation in 1979.

     Pedro Wongtschowski. Mr. Wongtschowski has served as executive officer since 1985. Mr.Wongtschowski was employed at our former chemical fertilizer company from 1970 until 1972 and rejoined Ultrapar in 1977. Mr. Wongtschowski is also the chief executive officer of the superior council of ABEQ- Brazilian Association of Chemical Engineering, vice-chairman of the board of directors of Tequimar and a member of the board of directors of ABIQUIM - Brazilian Chemical Industries Association and APLA-Latin American Petrochemical and Chemical Associations. Mr. Wongtschowski is the chief operating officer of our chemical and petrochemical businesses. Mr. Wongtschowski received a degree in chemical engineering, master's degree in chemical engineering and a doctoral degree in chemical engineering from the University of Sao Paulo. Mr. Wongtschowski is the author of the book "Industria Quimica - Riscos e Oportunidades" (Chemical Industry - Risks and Opportunities), published in 1999.

B.   Compensation

     For the year ended December 31, 2001, the aggregate compensation of all our directors and executive officers was approximately R$3.7 million. Except for the provisions related to Ultraprev - Associacao de Previdencia Complementar, known as Ultraprev, which manages our pension plan, we have not set aside or accrued any additional amounts for pension, retirement or similar benefits for our directors and executive officers. See "- Employees."

     On April 27, 2001, our shareholders approved a stock option plan for our management and senior employees, and those at our subsidiaries. Management of this plan will be conducted by an implementation committee, comprised of at least three members elected by the board of directors. The committee will have the authority to select the beneficiaries of this plan and to determine the dates on which options for Ultrapar shares may be exercised. As of March 31, 2002, no options had been granted under this plan.

C.   Board Practices

     We are managed by a board of directors (i.e., Conselho de Administracao) which consists of no fewer than four and no more than six members, all of them shareholders, as prescribed by the Brazilian corporate law, as well as by our executive officers (i.e., Diretoria).

     Board of Directors. Our board of directors generally meets quarterly or whenever called together by its chairman or by any two directors. Each board of directors meeting requires a quorum of a minimum of three members, including the chairman or the vice-chairman. The board of directors is responsible for the general business policies of Ultrapar, for electing the executive officers and supervising their management of Ultrapar, and for deliberating capital increases up to the authorized capital, on distributions of dividends and interest on shareholders' equity, investments in other companies, Ultrapar's dissolution or incorporation and the appointment of independent auditors.

     Members of our board of directors are appointed by our shareholders for a period of one year and may be reelected.

     According to Law 10,303, dated October 31, 2001, shareholders that are not a controlling shareholder but together hold (i) preferred shares representing at least 10% of our total share capital; or (ii) common shares representing at least 15% of our voting capital; are entitled to appoint one member and its respective alternate to our board of directors. If no group of common or preferred shareholders meets the thresholds described above, shareholders holding preferred or common shares representing at least 10% of our total share capital are entitled to combine their holdings to appoint one member and its respective alternate to our board of directors. Until 2005, the board members that may be elected by holders of preferred shares representing 10% of our capital or by the combined holdings of holders of preferred and common shares are to be chosen from a list of three names drawn up by the controlling shareholder. These holders have to prove the continuing ownership of the shares demanded, during a period of at least three months, immediately before the annual shareholders' meeting. Any board members elected by minority shareholders will have veto powers on the selection of our independent auditors.

     Executive Officers. Our executive officers include our chief executive officer and a minimum of three and a maximum of six other members. The executive officers work as a board and are responsible for our day-to-day management. Each of our current executive officers has been appointed by the board of directors for a one-year term, which began on April 29, 2002 and may remain in office until reappointed or replaced. Executive officers may be successively reappointed.

     Audit Committee. Under the Brazilian corporate law and our by-laws, we are not required to, and currently do not, maintain a permanent audit committee. We would, however, be required to establish an audit committee upon the request of shareholders who, in the aggregate, hold 2% of the common shares or 1% of the preferred shares. The primary responsibility of the audit committee, which, if established, would act independently from our management and external auditors, would be to review our financial statements and report on them to our shareholders.

D.   Employees

     As of December 31, 2001, Ultrapar had 5,592 employees.

     The following table sets forth Ultrapar's number of employees per line of business at the dates indicated.

                                                       As of December 31,
                                                  ---------------------------
    Business                                       1999       2000       2001
    -----------------------------------------     -----      -----      -----
    LPG Distribution.........................     3,906      4,014      4,022
    Chemical and petrochemical...............       892        911        902
    Transportation and storage service.......       600        596        627
    Others...................................        46         38         41
                                                  -----      -----      -----
       Total.................................     5,444      5,559      5,592
                                                  =====      =====      =====

     Ultragaz's employees are covered by a collective bargaining agreement with the union representing the employees in the LPG industry.

     According to Brazilian legislation, Oxiteno's employees are represented by labor unions, and are currently covered by five collective bargaining agreements, which are renewed annually.

     Tequimar's employees are covered by a collective bargaining agreement entered into between their trade union and Tequimar, and Transultra's employees are covered by a collective bargaining agreement entered into between their trade union and Transultra.

     On February 15, 2001, our board of directors approved the adoption of a defined contribution pension plan to be sponsored by Ultrapar and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev - Associacao de Previdencia Complementar, known as Ultraprev, since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee's reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective contribution in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective contribution over a period of 5 to 25 years. The sponsoring company does not guarantee the amounts or the duration of the benefits received by each employee that retires. The total number of participating employees at December 2001 was 4,939. To date, there are no retired employees under the plan.

     In general, we consider our employee relations to be good.

E.   Share Ownership

     The table below sets forth the number of our common shares beneficially owned by each of our directors and executive officers.

Name                                                Number of Common Shares        Percentage
-----------------------------------------------     -----------------------      --------------
Board of Directors
Paulo Guilherme Aguiar Cunha...................           3,926,121,437                10.3%
Lucio de Castro Andrade Filho..................           1,073,102,570                 2.8
Ana Maria Levy Villela Igel....................           7,119,955,720                18.7
Renato Ochman..................................                  15,000                --
Nildemar Secches...............................                  15,000                --
Paulo Vieira Belotti...........................                  15,000                --

Executive Officers(1)
Fabio Schvartsman..............................             456,552,742                 1.2
Jose Carlos Guimaraes de Almeida...............             536,543,643                 1.4
Pedro Wongtschowski............................             456,552,742                 1.2

---------
(1) Mr. Cunha's and Mr. Andrade Filho's total beneficial ownership in us is included in the board of directors figures.

     Our board members and executive officers beneficially own our common shares primarily through their participation in holding companies that control Ultrapar. See "Item 7. Major Shareholders and Related Party Transactions -- Major Shareholders." All of our common shares carry the same voting rights. Our preferred shares are non-voting shares. Each ADS represents 1,000 preferred shares.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

     The following table sets forth certain information regarding the beneficial ownership of our common shares as of December 31, 2001.

                                                                   Common Shares
                                                          ----------------------------
                    Shareholder                               Shares            %
          -----------------------------------------       -------------     ----------
                                                                  (in thousands)
          Gipoia Participacoes Ltda................         15,055,755         39.6%
          Ultra S.A. Participacoes.................         11,334,481         29.8
          Daisy Igel...............................
             Parth Investments Company.............          9,311,730         24.5
             Ultra-- DI Participacoes S.A..........            490,095          1.3
          Others...................................          1,791,952          4.8
                Total..............................         37,984,013        100.0%

     At December 31, 2001, approximately 5.3 billion preferred shares were held by international investors in the form of ADSs.

     Until September 1998, we were controlled by Pery Igel, the son of Ernesto Igel, founder of Ultragaz and our group. In 1984, Pery Igel put in place a succession plan for the transfer of our control from him to our executive officers. This succession plan allowed for a smooth transition of control following Mr. Igel's death in September 1998. Daisy Igel, Pery Igel's sister, controls Parth Investments Company and Ultra -- DI Participacoes S.A., which together hold 18.5% of our total share capital.

   Ownership and Capital Structure of Ultra S.A.

     Ultra S.A. owns directly and, through Gipoia Participacoes Ltda., indirectly, approximately 69% of our voting shares. The voting stock of Ultra S.A. is, in turn, currently owned as to approximately 49.5% by Igel Participacoes S.A., known as Igel, 49.5% by Avare Participacoes S.A., known as Avare, 0.2% by Ana Maria Levy Villela Igel and 0.8% by Paulo Guilherme Aguiar Cunha, our chief executive officer and chairman of our board of directors. Igel is a holding company, which holds the interests of certain members of Pery Igel's family.

     Avare is a holding company, which is 69% owned and controlled by certain members of our senior management. The remaining shares in Avare are owned by the family of Helio Beltrao and by Pery Igel's heirs. Helio Beltrao was one of our former executive officers and directors. The management shareholders' holdings in Avare were transferred to them by Pery Igel on terms that each management shareholder should remain a member of our management team until December 31, 2004.

     In addition to his participation in Avare as a management shareholder, Mr. Cunha holds 519,209 shares in Ultra S.A., representing 0.8% of its voting share capital, which were transferred to him by Pery Igel pursuant to an arrangement under Brazilian law similar in certain respects to a trust. Under this arrangement, Mr. Cunha was given temporary ownership of these shares subject to Mr. Pery Igel's right to vote the shares, until December 16, 2004, provided that he remain involved as a member of our management team until such date and complies with certain other conditions. Upon Mr. Igel's death, the voting rights in these shares passed to Mr. Cunha. Ownership of these shares passes to Mr. Igel's children on December 16, 2004 unless any of the children predeceases Mr. Cunha, in which event a proportionate amount of such shares become the absolute property of Mr. Cunha. If Mr. Cunha passes away before the transfer of the shares, such shares will be property of Mr. Igel's children.

   Shareholders' Agreement of Ultra S.A.

     On May 22, 1997, Ultra S.A.'s shareholders entered into the "2004 Shareholders' Agreement", which sets forth that (i) the holding companies Igel and Avare will be liquidated on December 16, 2004, and each of their respective shareholders will directly receive, as capital reimbursement for the liquidation of both companies, shares of Ultra S.A. and (ii) after December 16, 2004, all the shareholders of Ultra S.A. shall give each other the right of first refusal in the acquisition of Ultra S.A. shares and the corresponding subscription rights relating thereto, except with respect to the transfer of shares to a shareholder's spouse or direct descendant or ascendant.

     The term of the 2004 Shareholders' Agreement is five years from the date on which the current shareholders of Avare and Igel directly receive shares of Ultra S.A., which is expected to take place on December 16, 2004, as described above.

Related Party Transactions

     We and our subsidiaries and affiliated companies enter into intercompany loans on a regular basis. In certain cases, group companies maintain offsetting credits and debits on matching terms. In the case of intercompany loans involving Oxiteno, Utingas and Transultra, loans are made on an arm's length basis. In the case of intercompany loans among Ultrapar and other subsidiaries and affiliates, loans may be extended on other financial terms so as to maximize consolidated profits at the Ultrapar level. See Note 15 to our consolidated financial statements for a detailed breakdown of intercompany loans as of December 31, 2001.

     Transultra provides transportation services to Ultragaz and Oxiteno on arm's length terms. Similarly, Tequimar leases storage capacity for chemicals and petrochemicals to Oxiteno on arm's length terms. In 2001 and 2000, payments from Utragaz and Oxiteno to Transultra in connection with these services totaled R$25.4 million and R$4 million, respectively. In 2001, payments from Oxiteno to Tequimar in connection with the leased storage capacity totaled R$3.9 million.

     Utingas' by-laws allow each of its shareholders to use a proportion of Utingas' total storage capacity equal to such shareholders' proportionate ownership of Utingas. Accordingly, Ultragaz is entitled to use 4.2 thousand tons of LPG storage capacity at Utingas' facilities, which reflects Ultragaz's 56% ownership in Utingas. Ultragaz currently uses approximately 2.5 thousand tons of such capacity. The amount of payments made by Ultragaz to Utingas in 2001 with respect to the use of storage capacity at Utingas' facilities totaled R$3.6 million.

     Oxiteno purchases all of its ethylene requirements from Copene and PQU on an arm's length basis. Payments from Oxiteno to PQU totaled R$65.4 million in 2001. Payments from Oxiteno to Copene totaled R$268.2 million in 2001.

     Ultragaz provides financial and administrative services to some of our subsidiaries and affiliates on an arm's length basis. The cost of these services is approximately R$16.8 million in 2001. We, along with Ultragaz and Oxiteno, lease office space from Imaven on an arm's length basis in the building in Sao Paulo in which our head offices are located. The total amount of rent payments under these leases is R$6.7 million in 2001.

B.   Interests of Expert and Counsel

     Not applicable.

ITEM 8.     FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

     For our financial statements and notes thereto see Item 19.

   Dividend and Distribution Policy

     Under the Brazilian corporate law, shareholders are generally entitled to receive an annual mandatory distribution set forth in each company's by-laws, which may not be lower than 25%. If a company's by-laws are silent, the percentage is deemed to be 50%. Our by-laws provide for a mandatory distribution equal to 50% of the distributable amount. In addition, under the Brazilian corporate law and our by-laws, the amount we distribute in respect of each preferred share must be equal to 110% of the amount we distribute in respect of each of our common shares. "Distributable amount" means a company's net income as determined in accordance with the Brazilian corporate law, as reduced by (i) accumulated losses for prior years, and (ii) amounts allocated to the legal reserve and other reserves established in accordance with law, and as increased by the reversal of any reserve established in a prior year. A company is permitted to allocate to a reserve all income from equity gains in subsidiaries that are not distributed to the company in the form of cash dividends. When such gains are distributed to the company in the form of cash dividends, the company is required to reverse the reserve. See "Item 3. Key Information -- Risk Factors -- Risks Relating to the Preferred Shares and ADSs." In addition to the mandatory distribution, the board of directors may recommend to the shareholders payment of interim distributions from other funds legally available therefor. Any payment of an interim distribution may be set off against the amount of the mandatory distribution for that fiscal year.

     In addition to dividends, Brazilian companies may distribute "interest on shareholders' equity", which payments may be treated by a company as an expense for income tax purposes. Payments of interest on shareholders' equity may be made at the discretion of our board of directors, subject to the approval of the holders of our common stock. Payments of interest on shareholders' equity, net of withholding tax, may be used to satisfy a company's mandatory distribution obligation. The rate of such interest may not exceed the Taxa de Juros de Longo Prazo , or TJLP, the long-term interest rate published by BNDES -- Banco Nacional de Desenvolvimento Economico e Social, the Brazilian development bank, for the applicable period, and its payment is conditioned upon the existence of profits, calculated prior to the deduction of the interest being paid, or of retained earnings, in an amount equivalent or superior to twice the interest being paid.

     Under the Brazilian corporate law, a company may suspend the mandatory distribution either in the form of dividends or payments of interest on shareholders' equity if its board of directors determines prior to the annual shareholders' meeting that payment of the mandatory distribution for the preceding fiscal year would be inadvisable in view of the company's financial condition. The holders of common stock must ratify such determination at the annual shareholders' meeting and any such determination must be reported to the CVM within five days of the relevant shareholders' meeting. Under Brazilian law, mandatory distributions that are suspended and not offset against losses in future years must be paid as soon as the financial condition of the company permits.

     In 2001, Ultrapar distributed dividends amounting to R$212 million. Of this amount, R$87 million relates to the distributable amount. We do not intend to pay dividends in excess of the distributable amount on a regular basis.

   Legal Proceedings

     Ultragaz, together with other LPG distributors, is a defendant in a suit brought by Servgas Distribuidora de Gas S.A., known as Servgas, an LPG bottling and distribution company, seeking to change the rule that prohibits LPG distributors from filling LPG cylinders stamped with the brand of another distributor. In March 1996, the court ruled against Servgas. Servgas appealed, and the appeal is in the final stages of review.

     In December 1996, Companhia Ultragaz and Bahiana filed a suit against the former Departamento Nacional de Combustiveis - DNC, which has been replaced by the Agencia Nacional do Petroleo - ANP, and Petrobras claiming reimbursement of approximately R$7.4 million from the Freight Price Unification System Fund, or Frete de Unificacao de Precos -- FUP, also known as the Fund, in relation to LPG shipments by the plaintiffs in 1992 and 1993. The Fund, which is controlled by the ANP, was created to maintain uniform LPG prices throughout Brazil by reimbursing LPG distributors for freight costs incurred in shipping LPG in Brazil. This price maintenance system was terminated in 1994. The former DNC suspended certain payments from the Fund in 1993 due to alleged wrongful claims for reimbursement by LPG distributors. A preliminary order in favor of the plaintiffs was made in December 1996, pursuant to which the plaintiffs received R$8.1 million from the Fund. The former DNC and Petrobras have filed an appeal and the parties are currently awaiting the outcome of this appeal. If the preliminary order is overturned by a higher court, the plaintiffs would be required to repay such R$8.1 million to the Fund. Based on the advice of counsel, Ultragaz believes that it is unlikely that the preliminary order will be overturned.

     Ultragaz is the defendant in approximately 565 legal suits arising from its normal business activities, including approximately 400 labor claims. Although the amount of any liability that could arise with respect to these actions cannot be accurately determined, Ultragaz believes that such actions, if decided adversely to Ultragaz, would not, individually or in the aggregate, have a material adverse effect on the financial condition of Ultragaz.

     In particular, Ultragaz is the defendant in 70 wrongful death suits in which the plaintiffs are claiming damages for the loss of economic benefit and for pain and suffering arising from fires or gas explosions caused by LPG cylinders or accidents caused by Ultragaz trucks. With the exception of one such case in which the plaintiff is claiming approximately R$600,000, the amount claimed in any individual suit ranges from R$10,000 to R$150,000. Such amounts are generally covered by Ultragaz's third-party insurance policies, subject to the terms of such policies. Civil suits are generally followed by criminal investigation procedures, which can result in criminal liability for Ultragaz employees if such employees have been criminally negligent. For those suits involving death or permanent disabilities, the value of the claim is established by the courts and is based on the average salary and age of the victim. In addition, Ultragaz is involved in approximately six labor claims brought by former employees claiming damages and, in some cases, reinstatement of employment, in respect of injuries incurred in delivering LPG cylinders.

     Ultragaz is a defendant in legal suits relating to damages caused by an explosion in 1996 in a shopping mall in the city of Osasco. The largest single claim involving Ultragaz is an insurance subrogation claim for approximately R$9 million brought against Ultragaz, the builder of the shopping mall, the management of the shopping mall and the engineer responsible for the building's project. In addition, individual suits filed by victims of the explosion claim damages from Ultragaz for the loss of economic benefit and for pain and suffering in an aggregate amount of approximately R$26 million. Subsequently, a public prosecutor commenced an action, in which Ultragaz was not named as a defendant, for the benefit of all victims using a procedural mechanism similar to a class action.

     Ultragaz believes that it has produced evidence that defective gas pipes in the shopping mall caused the accident and that Ultragaz's on-site LPG storage facilities did not contribute to the explosion. Ultragaz believes that the class action brought by the public prosecutor deters individual suits directed at Ultragaz. Ultragaz also believes that its insurance coverage for damages up to R$50 million is sufficient to cover the aggregate amount of all claims filed.

     Oxiteno is the defendant in approximately 65 labor proceedings and 25 civil and tax proceedings arising in the normal course of its business. In common with other Brazilian companies, Oxiteno is currently disputing the constitutional validity of a number of taxes. In addition, Oxiteno is disputing the amounts payable by it in relation to certain sales taxes. The aggregate amount of outstanding tax claims against Oxiteno is approximately R$2 million.

     Ultragaz, Oxiteno and several of our other subsidiaries filed individual suits against the Brazilian fiscal authorities contesting the increase in certain taxes introduced by Law 9,718 of November 28, 1998. Law 9,718 increased taxation on gross sales by 1% and introduced a taxation of 3.65% on gross financial income. Furthermore, Law 9,718 introduced a mechanism by which certain of Ultragaz's taxes on sales would be withheld by Petrobras, thereby effectively increasing overall taxation for Ultragaz. Based on our legal proceedings regarding Law 9,718, we were granted preliminary injunctions allowing our subsidiaries to continue to pay taxes according to regulations prevailing prior to the introduction of Law 9,718. Nevertheless, we have taken full provisions for the increase in taxation. These provisions amounted to R$49.3 million in December 31, 2001, of which R$31.3 million corresponded to Ultragaz and R$10.5 million to Oxiteno. In the event we lose these lawsuits, the amounts provisioned would be payable to the tax authorities, but would not affect our statement of operations.

     Our indirect subsidiary Tequimar obtained a favorable ruling on its suit contesting the payment of social contribution on net income introduced by Law 7,689/88. The decision was a final ruling, however, the Federal Government filed an action to overturn it. Tequimar has accrued a liability for the unpaid social contribution in the amount of R$10.4 million.

     The Petrochemical Industry Labor Union, which represents the employees of the indirect subsidiary Oxiteno Nordeste, filed class action suits against Oxiteno Nordeste in 1991 demanding compliance with the adjustments established in collective labor agreements or other specific indexes, in lieu of the salary policies effectively practiced. Based on the opinion of its legal advisors, who analyzed the final ruling of the Federal Supreme Court, known as STF, on the class action suit in which the labor union is a plaintiff, as well as the status of the specific suit against Oxiteno Nordeste, our management does not believe that it is necessary to record a provision at December 31, 2001.

B.   Significant Changes

     None.

ITEM 9.     THE OFFER AND LISTING

A.   Offer and Listing Details

     On October 6, 1999, we concluded an initial public offering of our preferred shares, which commenced trading on the Bovespa and on the New York Stock Exchange, in the form of ADSs. Our preferred shares were issued at R$26.45 per thousand shares, corresponding to U.S.$13.50 per ADS, with each ADS representing 1,000 preferred shares.

     The following table sets forth trading information for our ADSs, as reported by the New York Stock Exchange, and for our preferred shares, as reported by Bovespa, for the periods indicated.

                                                             Price per ADS in U.S.   Price per 1,000 Preferred Shares
                                                                     dollars                      in reais
                                                           ------------------------ ----------------------------------
Year ended                                                     High           Low           High            Low
--------------------------------------------------------   ------------------------ ----------------------------------
December 31, 1999.......................................      13.56          8.50         25.50           18.51
December 31, 2000.......................................      13.56          8.00         25.00           15.00
December 31, 2001 ......................................      10.75          4.95         21.65           14.00

Quarter ended
--------------------------------------------------------
March 31, 2000..........................................      13.56         10.19         25.00           18.10
June 30, 2000...........................................      11.63          8.00         20.50           15.00
September 31, 2000......................................      12.38          9.69         22.60           17.60
December 31, 2000.......................................      11.75          8.25         21.60           16.70
March 31, 2001..........................................      10.75          8.56         21.20           17.00
June 30, 2001...........................................       8.90          6.55         19.50           16.50
September 31, 2001......................................       8.24          5.10         21.65           14.00
December 31, 2001.......................................       7.99          4.95         18.80           14.00
March 31, 2002 .........................................       9.32          7.65         22.00           18.10

Month ended
--------------------------------------------------------
November 30, 2001 ......................................       7.00          5.10         17.50           15.00
December 31, 2001 ......................................       7.99          6.60         18.80           16.50
January 31, 2002........................................       8.50          7.65         20.41           18.10
February 28, 2002.......................................       8.80          7.95         21.99           20.00
March 31, 2002..........................................       9.32          8.65         22.00           20.00
April 30, 2002..........................................       9.55          8.40         22.00           20.00

B.   Plan of Distribution

     Not applicable.

C.   Markets

     Our preferred shares are listed on the Sao Paulo Stock Exchange under the ticker symbol "UGPA4" and the ADSs are listed on the New York Stock Exchange under the symbol "UGP."

D.   Selling Shareholders

     Not applicable.

E.   Dilution

     Not applicable.

F.   Expenses of the Issue

     Not applicable.

ITEM 10.      ADDITIONAL INFORMATION

A.   Share Capital

     Not applicable.

B.   Memorandum and Articles of Association

     Ultrapar Participacoes S.A. is registered with the commercial registry of the state of Sao Paulo under the registration number 35.300.109.724. Pursuant to Chapter I, Article 3 of our by-laws, the corporate purpose of Ultrapar is the "investment of its capital in the trade, industry and agriculture and in companies providing services, upon the subscription for or acquisition of shares or quotas in companies."

     There are no provisions in our by-laws with respect to (i) a director's power to vote on proposals in which the director is materially interested, (ii) a director's power to vote compensation to him or herself in the absence of an independent quorum, (iii) borrowing powers exercisable by the directors, (iv) age limits for retirement of directors, (v) required shareholding for director qualification, (vi) anti-takeover mechanisms or other procedures designed to delay, defer or prevent changes in control of Ultrapar, (vii) disclosure of share ownership, (viii) redemption of shares, (ix) sinking funds, or (x) liability to further capital calls by the company. More detailed information with respect to our shares, shareholder rights, and limitations on share ownership, is incorporated herein by reference to our Registration Statement on Form F-1, Registration Number 33-10818, declared effective by the Securities and Exchange Commission on October 6, 1999.

C.   Material Contracts

     Shareholders' Agreement

     On March 22, 2000, the controlling shareholders of Ultrapar entered into a shareholders' agreement designed to ensure the equal treatment of all non-controlling shareholders in the event of any change in control. Pursuant to the agreement, any transfer of control of Ultrapar, either directly or indirectly, may only be executed in conjunction with a public tender offer by the acquiring entity to purchase the shares of all minority shareholders in the same proportion and under the same price and payment terms as those offered to the controlling shareholders. The agreement provides that there will be no discount or price differentiation between the shares in the public tender offer and those being sold by the controlling shareholders. The offer must be made on both the Sao Paulo Stock Exchange and the New York Stock Exchange.

     We did not enter into any material contract in 2001.

D.   Exchange Controls

     There are no restriction on ownership of our preferred shares by individual or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of our shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investment be registered with the Central Bank and CVM.

     Foreign investors may register their investment under Law No. 4,131 of September 3, 1962 or Resolution No. 2,689 of January 26, 2000 of the National Monetary Council. Registration under Resolution No. 2,689 affords favorable tax treatment to foreign investors who are not residents in a tax haven jurisdiction (i.e. country that does not impose income tax or where the maximum income tax rate is lower than 20%), as defined by Brazilian tax laws.

     Under Resolution No. 2,689, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.

     Under Resolution No. 2,689, a foreign investor must:

     o appoint at least one representative in Brazil, with powers to perform actions relating to its investment,

     o    appoint an authorized custodian in Brazil for its investment,

     o    register as a foreign investor with the CVM, and

     o    register its foreign investment with the Central Bank.

     Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or through organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will.

     Resolution No. 1,927 of the National Monetary Council, which is the restated and amended Annex V to Resolution No. 1,289, the Annex V Regulations, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. Accordingly, the proceeds from the sale of ADSs by holders of American depositary receipts outside Brazil are free of Brazilian foreign investment controls and holders of the ADSs who are not resident in a tax haven jurisdiction will be entitled to favorable tax treatment.

     The right to convert dividend payments and proceeds from the sale of our capital stock into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investment be registered with the Central Bank. Restrictions on the remittance of foreign capital abroad could hinder or prevent the custodian for the preferred shares represented by ADSs, or holders who have exchanged ADSs for preferred shares, from converting dividends, distributions or the proceeds from any sale of preferred shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Delays in, or refusal to grant any required government approval for conversions of Brazilian currency payments and remittances abroad of the preferred shares underlying the ADSs could adversely affect holders of ADSs.

     We have obtained a certificate of registration in the name of Bank of New York, the depositary. The custodian on behalf of the depositary maintains this certificate. Pursuant to this certificate, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred shares represented by ADSs into foreign currency and to remit the proceeds outside Brazil. If a holder exchanges ADSs for preferred shares, such holder may continue to rely on the depositary's certificate of capital registration for only five business days after such exchange. After that, such holder must seek to register its investment directly with the Central Bank. Thereafter, unless the holder has registered its investment with the Central Bank, such holder may not convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred class A shares. Such holder generally will be subject to less favorable Brazilian tax treatment than a holder of ADSs.

     There are two principal foreign exchange markets in Brazil:

     o    the commercial rate exchange market, and

     o    the floating rate exchange market.

     Most trade and financial foreign-exchange transactions, including transactions relating to the purchase or sale of shares or the payment of dividends or interest with respect to shares, are carried out on the commercial market. Only a Brazilian bank authorized to buy and sell currency in the commercial market may effect purchases of foreign currencies in that market. In both markets, rates are freely negotiated, but may be strongly influenced by Central Bank intervention. See "Item 3. Key Information--Selected Financial Data--Exchange Rates."

     Under Brazilian law, whenever there is a serious imbalance in Brazil's balance of payments or reasons to foresee a serious imbalance, the Brazilian government may impose temporary restriction on the remittance to foreign investors of the proceeds of their investment in Brazil, and on the conversion of Brazilian currency into foreign currencies. Such restrictions may hinder or prevent the custodian or holders who have exchanged ADSs for underlying preferred shares from converting distributions or the proceeds from any sale of such shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad.


E.   Taxation

   Brazil

     The following discussion summarizes the material Brazilian tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and, in the case of a holder of preferred shares, which has registered its investment in the preferred shares with the Central Bank as a U.S. dollar investment, in each case, a non-Brazilian holder. It is based on Brazilian law as currently in effect. Any change in such law may change the consequences described below. The following discussion summarizes the material tax consequences applicable under current Brazilian law to non-Brazilian holders of preferred shares or ADSs; it does not specifically address all of the Brazilian tax considerations applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult his or her own tax adviser concerning the Brazilian tax consequences of an investment in preferred shares or ADSs. It is emphasized that the tax consequences described below do not take into account tax treaties entered into by Brazil and other countries. Nevertheless, please note that Brazil has not entered into any tax treaty with the Unites States.

   Taxation of Dividends

     Cash dividends and other dividends paid by Brazilian corporations in property to the depositary in respect of the preferred shares, or to a non-Brazilian holder of the preferred shares, are not subject to withholding income tax in Brazil. Dividends relating to profits generated prior to January 1, 1996 are subject to withholding income tax at varying rates, depending on the year the profits were generated (1994 and 1995 - 15%, before 1994 - 25%).

   Payments on Shareholders' Equity

     Law No.9,249, dated December 26, 1995 permits Brazilian corporations to make distributions to shareholders of interest attributed to shareholders' equity. These distributions may be paid in cash. This interest is calculated in accordance with the daily pro rata variation of the Brazilian government's long-term interest rate, or TJLP, as determined by the Brazilian Central Bank from time to time, and cannot exceed the greater of:

     o 50% of net income, after the deduction of social contribution on net income and before the deduction of income tax provision and already considering the deduction of the own interest amount attributable to shareholders, related to the period in respect of which the payment is made; or

     o 50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

     Any payment of interest to shareholders, including holders of ADSs in respect of preferred shares, is subject to withholding income tax at the rate of 15% or 25% in the case of a shareholder domiciled in a tax heaven. These payments may be qualified, at their net value, as part of any mandatory dividend.

     To the extent that payments of interest on shareholders' equity are qualified as part of a mandatory dividend, the corporation is required to distribute an additional amount to ensure that the net amount received by shareholders, after payment of the applicable withholding income tax, is at least equal to the mandatory dividend.

     Distributions to non-Brazilians of interest attributed to shareholders' equity in respect of preferred shares, including the preferred shares underlying the ADSs, may be converted into U.S. dollars and remitted outside Brazil, subject to applicable exchange control.

   Taxation of Gains and Income

     Initially, it is important to highlight that in accordance with Brazilian law gains and income are treated differently for income tax purposes. The remuneration derived from any investment, which is not originated from transference of the ownership of such investment, by any nature qualifies as income. Differently, for tax purposes, the positive difference between the acquisition cost of the investment and the respective price derived from the transference of the ownership by any nature, such as in a sale, redemption, liquidating distribution, etc., qualifies as a gain.

     Gains generated outside Brazil by a non-Brazilian resident on the sale of preferred shares or ADSs to another non-Brazilian resident are not subject to Brazilian income tax.

     For purposes of Brazilian taxation, there are three types of non-Brazilian holders of ADSs or preferred shares:

     o market investors, which represent those non-Brazilian residents who register with the Central Bank and the CVM to invest in Brazil, in accordance with Resolution 2,689, or those investors holding ADSs;

     o ordinary non-Brazilian holders, which include any and all non-residents in Brazil who invest in the country through any other means; and

     o investors that reside in a tax haven, i.e., a country that does not impose income tax, or where the income tax rate is lower than 20%, regardless of registration under Resolution 2,689.

     The comments contained below are applicable to all non-Brazilian holders, including market investors, except where otherwise noted.

     The favorable tax treatment currently afforded to holders of ADSs and to market investors that do not reside in tax havens is also applicable to all non-Brazilian holders of preferred shares that have:

     o appointed a representative in Brazil with powers to take actions relating to their investment;

     o    appointed an authorized custodian in Brazil for their investments;

     o    registered as a foreign investor with the CVM; and

     o    registered their investment with the Central Bank.

     Under Resolution 2,689, assets held by foreign investors must be maintained under the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and the CVM. In addition, securities' trading is restricted to transactions carried out on a Brazilian stock exchange by certain qualified non-Brazilian holders.

     The difference between the amount previously registered, or the acquisition cost, as the case may be, and the average price of the preferred share is considered a capital gain subject to income tax at rate of 15%, except in the case of market investors who are not residents in a tax haven jurisdiction. The average price shall be calculated as follows:

     o the average price per preferred share on Brazilian stock exchange on which the greater number of such shares were sold on the day of deposit; or

     o if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold during the 15 preceding trading sessions.

     The withdrawal itself of preferred shares in exchange for the ADSs is not subject to any Brazilian income tax. On the receipt of the underlying preferred shares, the non-Brazilian holder will be entitled to register the U.S. dollar value of the shares with the Central Bank.

     Ordinary non-Brazilian holders , those not registered under Resolution 2,689, are also not subject to tax in Brazil on gains derived from sales of preferred shares and ADSs that occur outside of Brazil to persons who do not reside in Brazil. The proceeds of a redemption of, or liquidating distribution with respect to the ADSs, under the same conditions, are not subject to Brazilian taxes.

     With reference to proceeds of a redemption of, or a liquidating distribution with respect to preferred shares having as the paying source a Brazilian resident, the difference between the amount effectively received by the shareholder and the amount of foreign currency registered with the Central Bank translated into reais at the commercial market rate on the date of the redemption or liquidating distribution, will be treated as a capital gain derived from sale or exchange of shares not carried out on a Brazilian stock exchange market, afterwards being subject to income tax at the rate of 15%.

     Ordinary non-Brazilian holders are subject to withholding income tax at the rate of 15% on gains derived from sales or exchanges of the preferred shares in Brazil outside of the stock exchange market.

     Differently, ordinary non-Brazilian holders are subject to the income tax at a rate of 20% on gains derived from the sale or exchange of preferred shares that occur on a Brazilian stock exchange, and on gains derived from investments made through funds and the sale of stocks negotiated in the cash stock exchange market. In case the sale is made by a non-Brazilian holder that is not resident in a tax haven jurisdiction within five business days of the withdrawal of the preferred shares in exchange ADSs, and the proceeds are remitted abroad within the same five-day period, any capital gains derived from the sale will be exempt from the Brazilian withholding income tax.

     Equally, if the beneficiary is an investor qualified under Resolution 2,689, any capital gains derived from the sale will be exempt from the Brazilian withholding income tax.

     The gain obtained as a result of a transaction on a Brazilian stock exchange market is the difference between the amount in reais realized on the sale or exchange and the acquisition cost measured in reais, without any correction for inflation. The acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank translated into reais at the commercial market rate on the date of the sale or exchange.

     The income paid to market investors and/or to those investors holding ADSs will be subject to the withholding income tax at the rate of 10%, in case of remuneration from investments clubs and funds, swap transactions and transactions made in the future market outside the stock exchange market with any asset. Differently, the income derived from transactions of any other nature will be subject to the withholding income tax at the rate of 15%.

   Beneficiaries Residing or Domiciled in Tax Havens or Low Tax Jurisdictions

     Law No. 9,779, dated January 19, 1999 states that, with the exception of limited circumstances, any income or gains derived from transactions carried out by a beneficiary that resides or is domiciled in a country considered to be a tax haven are subject to the Brazilian withholding income tax at the rate of 25%. Accordingly, if the distribution of interest attributed to shareholders' equity is made to a beneficiary residing or domiciled in a tax haven, the income tax will apply at the rate of 25% instead of 15%.

     Dividends paid to beneficiaries that reside or are domiciled in a tax haven are not subject to the Brazilian withholding income tax.

     As already mentioned, non-Brazilian holders of ADSs or preferred shares which are resident in tax havens are also excluded from the tax treatment granted to holders of ADSs and market investors as of January 1, 2000, afterwards being subject to the same tax treatment applicable to ordinary non-Brazilian holders.

   Taxation of Foreign Exchange Transactions

     A financial transaction tax is imposed on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Although the current applicable rate for almost all foreign currency exchange transactions is zero, the Ministry of Finance may increase the rate at any time, up to 25%. However, any increased rates may only apply with respect to future transactions. In case of notes with put and/or call clause with respect to anticipation of its maturity, in which such right is exercised before a 90 day period counted from the issuance of the note, the rate will be of 5% instead of 0%.

   Taxation of Bonds and Securities Transactions

     Transactions involving bonds and securities, even if the transaction is made in the Brazilian stock exchange market, may be subject to the Tax on Financial Transactions - "IOF." The rate of IOF with respect to transactions involving preferred shares and ADSs is currently zero, although it may increase up to 1.5% per day of the terms of the securities, but only with respect to future preferred shares and ADSs transactions.

   Other Brazilian Taxes

     There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred shares or ADSs, except for gift and inheritance taxes imposed by some Brazilian states on gifts or bequests by individuals or entities not domiciled or domiciled in Brazil to individuals or entities domiciled or residing within such States. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred shares or ADSs.

     Transactions carried out by the depositary or by holders of preferred shares, which involve the transference of Brazilian currency from an account maintained with any Brazilian financial institution are subject to the CPMF tax at the rate of 0.38%. Under Amendment No. 31 to the Brazilian constitution, dated December 12, 2000, the 0.38% CPMF tax rate will be applicable from March 18, 2001 to June 17, 2002. However, another amendment to the constitution extending the term of this tax has been submitted to the Brazilian congress. If this amendment is approved, it will only become effective after 90 days from the date of its publication.

     The CPMF is withheld from the transferred amounts and collected in favor of the Brazilian IRS by the financial institution that carries out the relevant financial transaction. When the non-Brazilian holder transfers the proceeds derived from sale of preferred shares by a currency exchange transaction, the CPMF tax is imposed on the amount in reais to be remitted abroad.

   Registered Capital

     The amount of an investment in preferred shares held by a non-Brazilian holder that qualifies under Resolution 2,689 and obtains registration with the CVM, or by the depositary representing such holder, is eligible for registration with the Central Bank. The amount so registered is referred to as Registered Capital. Such registration allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized with respect to dispositions of, such preferred shares. The Registered Capital for each preferred share purchased in Brazil and deposited within the depositary will be equal to its purchase price in U.S. dollars. The Registered Capital for a preferred share that is withdrawn upon surrender of an ADS will be the U.S. dollar equivalent of (i) the average price of a preferred share on the Brazilian stock exchange on which the greatest number of such shares was sold on the day of withdrawal, or (ii) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar value of the preferred shares is determined on the basis of the average commercial market rates quoted by the Central Bank on the day of withdrawal or, if the average price of preferred shares is determined under clause (ii) of the preceding sentence, the average of such average quoted rates on the fifteen dates used to determine the average price of the preferred shares.

     A non-Brazilian holder of preferred shares may experience delays in affecting registration with the Central Bank, which may delay remittances abroad. Such a delay may adversely affect the amount in U.S. dollars received by the non-Brazilian holder.

United States

     The following is a discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs, but it does not purport to be a comprehensive description of all of the tax consideration that may be relevant to acquire preferred shares or ADSs, and does not address state, local or other tax laws. The discussion applies only to holders that hold preferred shares or ADSs as capital assets, and does not address special classes of holders, such as dealers in securities, financial institutions, insurance companies, tax exempt entities, persons owning, directly, indirectly or constructively, 10% or more of our voting shares, persons holding preferred shares or ADSs as part of a hedging or conversion transaction or straddle, persons entering into a "constructive sale" with respect to preferred shares or ADSs, persons whose functional currency is not the U.S. dollar, persons liable for alternative minimum tax, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, or persons who have ceased to be United States citizens or to be taxed as resident aliens. You are advised to consult your own tax advisers concerning the overall tax consequences to you, including the consequences under foreign, state and local laws, of the acquisition, ownership and disposition of preferred shares or ADSs.

     This discussion is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, all as currently in effect and changes to any of which may affect tax consequences described herein, possibly with retroactive effect. In addition, this discussion is based in part on representations of the depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement and any other related document will be performed in accordance with their terms.

     This discussion applies to you only if you are "U.S. Holder." For purposes of this discussion, a "U.S. Holder" is a beneficial owner of preferred shares or ADSs that is for U.S. federal income tax purposes (i) a citizen or resident of the United States of America, (ii) a corporation, or other entity taxable as a corporation, organized under the laws of the United States of America or any state thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

     U.S. Holders of ADSs will be treated for U.S. federal income tax purposes as owners of the preferred shares underlying the ADSs. Accordingly, except as noted, the U.S. federal income tax consequences discussed below apply equally to U.S. Holders of ADSs and preferred shares, and references to preferred shares should also be treated as references to ADSs. Exchanges of preferred shares for ADSs and ADSs for preferred shares will not be subject to U.S. federal income tax.

     Taxation of Dividends. Subject to the discussion below under the heading "Passive Foreign Investment Companies", distributions paid with respect to preferred shares, will be includable in the income of a U.S. Holder as ordinary dividend income to the extent paid out of current or accumulated earnings and profits of Ultrapar, as determined for U.S. federal income tax purposes. For purposes of these rules, the amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. In addition, the taxable amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed, and the amount of a distribution paid in reais will be measured by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by the custodian, in the case of ADSs, or the U.S. Holder, in the case of preferred shares directly held by a U.S. Holder. Dividends paid by us generally will constitute foreign source "passive" income for U.S. foreign tax credit purposes. Subject to certain limitations, Brazilian withholding tax, if any, paid in connection with any distribution with respect to preferred shares may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder if such U.S. Holder elects for that year to credit all foreign income taxes; otherwise, such Brazilian withholding tax may be taken as a deduction. U.S. Holders should consult their own tax advisors concerning the availability and utilization of the foreign tax credit.

     Taxation of Capital Gains. Subject to the discussion below under the heading "Passive Foreign Investment Companies", gain or loss realized by U.S. Holder upon the sale, exchange or other disposition of a preferred share will be subject to United States federal income tax as U.S. source capital gain or loss in an amount equal to the difference between the amount realized on the disposition of the preferred share and the U.S. Holder's tax basis in the preferred share. The gain or loss will be long term capital gain or loss if the U.S. Holder's holding period in the preferred share exceeds one year. U.S. Holders should consult their tax advisors regarding the United States federal tax treatment of capital gains, which may be taxed at lower rates than ordinary income for individuals, and losses, the deductibility of which is subject to limitations.

     Passive Foreign Investment Companies. Special U.S. tax rules apply to U.S. Holders that own shares in a passive foreign investment company, known as PFIC. In general, we will be classified as a PFIC in a particular taxable year if either:

     o 75% or more of our gross income consists of passive income, such as dividends, interest, rents and royalties; or

     o 50% or more of our assets, by value, determined on the basis of a quarterly average, consists of assets that produce, or are held for the production of, passive income.

     Based on a review of our income and assets, we believe that we were not a PFIC year 2001. However, since PFIC status depends upon the composition of a company's income and assets and the market value of its assets (including, among others, goodwill and less than 25 percent equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year.

     If we are a PFIC in any taxable year during which a U.S. Holder own preferred shares, gain recognized by such U.S. Holder on sale or other disposition of the preferred share will be allocated ratably over the U.S. Holder's holding period for the preferred share. The amounts allocated to the taxable year of the sale or other exchange and to any year before we become a PFIC will be taxable as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for that year for individuals or corporations, as appropriate, and an interest charge will be imposed on the amount allocated to such taxable year. Further, any distribution in respect of the preferred shares in excess of 125 percent of the average of the annual distribution on preferred shares received by the U.S. holder during the preceding three years or the U.S. Holder's holding period, whichever is shorter, will be subject to taxation as described above.

     However, so long as our preferred shares are treated as "marketable stock", a U.S. holder of our preferred shares may make a mark-to-market election. A U.S. Holder making this election will not be subject to the PFIC rules described above. Instead, such U.S. Holder will in general (i) include as ordinary income each year the excess, if any, of the fair market value of the shares at the end of the taxable year over the adjusted basis in such shares, and (ii) recognize the additional gain, if any, on sale or other disposition of the shares as ordinary income for that taxable year. Such U.S. Holder will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of the shares over their fair market value at the end of the taxable year or over their final sale or disposition prices, but only to the extent of the net amount of previously included income as a result of the mark-to-market election. Such U.S. Holder's basis will be adjusted to reflect any such income or loss amounts. For purposes of this election, preferred shares regularly traded on the New York Stock Exchange should be considered as "marketable stock."

     Special rules apply to determine the foreign tax credit with respect to withholding taxes imposed on distributions on shares in a PFIC. A U.S. Holder who owns preferred shares during any year that we are classified as a PFIC must file Internal Revenue Service Form 8621, describing any distributions received from the ownership of shares, any gain realized on the sale or other disposition of shares and information relevant to the mark-to-market election, if made.

   United States Backup Withholding and Information Reporting

     Payment of dividends and other proceeds in connection with the preferred shares made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding, unless the U.S. Holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or
(ii) provides a taxpayer identification number on a properly completed Form W-9 or a substituted form and certifies that no loss of exemption from back-up withholding has occurred. The amount of any backup withholding will be creditable against the U.S. Holder's federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

F.   Dividends and Paying Agents

     Not applicable.

G.   Statement by Experts

     Not applicable.

H.   Documents on Display

     Statements contained in this annual report as to the contents of any contract or other document referred to are not necessarily complete, and each of these statements is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit hereto. A copy of the complete annual report including the exhibits and schedules filed herewith may be inspected without charge at the public reference facilities maintained by the SEC in Judicial Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 233 Broadway, New York, New York 10279, and copies of all or any part of the annual report may be obtained from these offices upon payment of the fees prescribed by the SEC.

     We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, file periodic reports and other information with the SEC. However, as a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements and relating to short-swing profits reporting and liability.

     We furnish to The Bank of New York, as depositary, copies of all reports we are required to file with the SEC under the Exchange Act, including our annual reports in English, containing a brief description of our operations and our audited annual consolidated financial statements which are prepared in accordance with Brazilian corporate law and include a reconciliation to U.S. GAAP. In addition, we are required under the Deposit Agreement to furnish the depositary with copies of English translations to the extent required under the rules of the SEC of all notices of meetings of holders of preferred shares and other reports and communications that are generally made available to holders of preferred shares. Under certain circumstances, the depositary will arrange for the mailing, at our expense, of these notices, other reports and communications to all ADS holders.

I.   Subsidiary Information

     Not applicable.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to various market risks, primarily related to variable interest rates and foreign exchange rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange rates and interest rates. We do not enter into derivative financial instruments for speculative purposes. Our market risks are mitigated by our high level of financial investments.

     See Notes 3(m), 12 and 16(V)(d) and (e) to our consolidated financial statements for a discussion of the accounting policies for derivative instruments and information with respect to those financial instruments.

   Foreign Exchange Risk

     The real continues to fluctuate against the U.S. dollar. See "Item 3. Key Information--Selected Financial Data--Exchange Rates."

     A substantial portion of our debt obligations is denominated in U.S. dollars. In addition, a significant portion of our operating expenses, including certain raw materials, are denominated in or indexed to U.S. dollars. Most of our revenues are denominated in reais, although sales prices of products of the chemicals segment are linked to international market prices established in U.S. dollars. As a result, we are exposed to currency exchange risks that may adversely affect our business, financial condition and results of operations, as well as our ability to meet our debt service obligations. However, the extent to which our revenues are linked to U.S. dollars and our policy with respect to hedging our foreign currency indebtedness may offset this effect.

     Our policy is to manage the exchange risks of all scheduled disbursements related to our liabilities in foreign currency by investing in U.S. dollar-denominated mutual funds and foreign currency/interest swap contracts, under which we pay variable interest in Brazilian currency based on the interbank certificate of deposit rate, or CDI, and receive fixed interest in U.S. currency.

     As of December 31, 2001, Ultrapar had a position in floating rate versus U.S. dollar swap with maturity between January 2002 and December 2003, which fair value is approximately the book value as summarized in the table below (See Note 12 as per our Consolidated Financial Statements).

                                                  Expected Maturity Date
                                               -----------------------------
Interest Rate Swaps                               2002               2003
--------------------------------------         ----------         ----------
Variable to Fixed (R$ million)(**)               191.7               12.9
   Average pay rate(*)                          100% CDI           100% CDI
   Average receive rate                        US$ + 6.3%         US$ + 8.3%

Fixed to Variable (R$ million)(**)                9.6                 -
   Average pay rate                               9.7%                -
   Average receive rate(*)                      100% CDI              -

---------
(*)  CDI - Interbank Deposit Certificate
(**) Notional amount based on the average sell rate (PTax-800) as of December
     31, 2001

     Interest Rate Risk

     Substantially all of our debt obligations in Brazilian currency are subject to variable rates of interest based on either the TJLP or the IGP-M inflation index. Our foreign currency borrowings, however, are subject to fixed rates of interest. As of December 31, 2001, we did not have any derivative contracts outstanding which could limit exposure to variations in the TJLP or the IGP-M, primarily because such instruments are not affordably available in the Brazilian market. Nevertheless, our exposure to interest rate risk is partially limited by our Brazilian currency variable interest investments, which generally earn the overnight interest rates paid on interbank certificates of deposit. In addition to the exposure with respect to existing borrowings, we would be exposed to interest rate volatility with respect to any future debt issuance.

     The table below provides information about our debt obligations in U.S. dollars and in Brazilian currency that are subject to variable rates of interest. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates and interest rates (in millions of reais as of December 31, 2001):

                                                                                         Principal by year of maturity
                                                                               -----------------------------------------------------
                                                          Average   Estimated
                                                          Interest   fair
Debt                                                        Rate     value     2002     2003     2004     2005     2006   Thereafter
-------------------------------------------------------   --------  ---------  ----     ----     ----     ----     ----   ----------
U.S. dollar borrowings ................................      8.4%    205.2     52.0     14.0       --    139.2       --       --
Borrowings indexed to the
  UMBNDES .............................................     11.5%     10.4      1.6      2.5      3.0      1.8      1.4      0.1
Borrowings indexed to the TJLP ........................      3.3     182.9     68.9     54.3     33.8     17.5      8.4       --
Borrowings indexed to the IGP-M .......................      6.5      16.2      2.0      1.9      2.3      2.8      2.8      4.4
Subtotal ..............................................       --     414.7    124.5     72.7     39.1    161.3     12.6      4.5

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15.    [Reserved]

ITEM 16.    [Reserved]

PART III

ITEM 17.    FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.    FINANCIAL STATEMENTS

     We file the following financial statements, together with the report of independent accountants as part of this annual report:

Index to Consolidated Financial Statements

Report of Independent Public Accountants............................................................      F-2
Consolidated Balance Sheet at December 31, 2000 and 2001............................................      F-4
Consolidated Statement of Operations for the Years Ended December 31, 1999, 2000 and 2001...........      F-6
Consolidated Statement of Changes in Shareholders'
     Equity for the Years Ended December 31, 1999, 2000 and 2001....................................      F-7
Consolidated Statement of Changes in Financial Position for the Years Ended December 31, 1999, 2000
     and 2001.......................................................................................      F-9
Notes to the Consolidated Financial Statements......................................................      F-11

ITEM 19.    EXHIBITS

     We file the following documents as part of this annual report:

     1.   Ultrapar By-laws*

     2.   Ultra S.A.'s Shareholders' Agreement

     8.   List of Subsidiaries of Ultrapar

     10. Letter from Ultrapar regarding certain representations given by Arthur Andersen

---------
     * Incorporated by reference to Annual Report on Form 20-F for fiscal year ended December 31, 2000 (File No. 001-14950) filed with the SEC on May 25, 2001.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        ULTRAPAR PARTICIPACOES S.A.


                                        By: /s/ Fabio Schvartsman
                                            -----------------------------------
                                            Name:   Fabio Schvartsman
                                            Title:  Chief Financial Officer

Date: May 29, 2002

                                    GLOSSARY

Petrochemicals and Chemicals

Acetates Chemical substances derived from acetic acid, which are used as solvents in the production of paints and coatings.

Acetic Acid                   One of the largest produced organic acids and is
                              used in the production of acetates.

Acrylates                     Derivatives from acrylic acid, that are used in
                              the plastic industry.

Acrylonitrile                 Derivative compounds from propylene having a
                              nitrile group.

Alcohol Flammable liquid obtained by fermentation of sugary substances, or by synthetics operations.

Alcohol Sulfates              Fatty alcohol-derived sulfates, with surfactant
                              characteristics, mainly used in the production of detergents.

Alkanolamides                 Substances produced by reaction of fatty acids
                              with alcanolamines, mainly used as emulsifiers in cosmetic preparation.

Alkyl Benzene                 Substance with an aromatic ring and an aliphatic
                              chain.

Aromatics                     A major group of organic chemical compounds with
                              a ring shaped carbon chain. Aromatics are derived chiefly from petroleum and coal tar, and used to make a broad range of downstream chemical products.

Butadiene                     By-product of the cracking process; used
                              primarily as a feedstock for synthetic rubber, elastomers and fibers.

Butyl Alcohol                 An alcohol used primarily in the production of
                              solvents and plasticizers.

Commodity Chemicals           A term applied to chemical substances, which are
                              sold on a generic basis and, unlike specialty chemicals, are not generally manufactured to meet specific end-use performance characteristics.

Condensed Naphthalene         Polymer mainly used as a super-fluidizer and
                              curing agent for cement preparation.

Crackers First generation companies that thermally breakdown or "crack" ethane, naphtha and gas oil into basic petrochemicals, such as ethylene and propylene.

Dispersants                   Class of chemicals whose main property is to
                              maintain the stability of a mixture by preventing particles from settling out of the mixture.

EDC                           Ethylene Dichloride, raw material of VCM.

Elastomer                     Broad category of "rubber" polymers which may be
                              natural or synthetic, such as natural rubber, nitrile rubber and styrene-butadiene rubbers.

Emulsifiers                   A class of chemical generally used to promote the
                              dispersion of materials throughout a solution or mixture.

Ethanolamines                 Ethanolamines, comprising mono-, di-, and
                              tri-ethanolamines, are clear, non-flammable, liquids at atmospheric pressure and room temperature conditions, and are produced from ethylene oxide and ammonium.

Ethers Organic compound with one oxygen atom interpoled between two carbon atoms.

Ethoxylated Alcohol           Produced by reaction of ethylene oxide with
                              alcohols. Ethoxylated alcohols are used mainly as surfactants.

Ethoxylated Alkylphenols      Ethoxylated alkylphenols range from clear liquids
                              to colored solids and is produced by the reaction of ethylene oxide with alkylphenol.

Ethoxylated Fatty Alcohols    Substances produced by reaction of ethylene oxide
                              with fatty alcohols and are used mainly as a raw material for detergent production.

Ethoxylated Fatty Amines      Substances produced by reaction of ethylene oxide
                              with fatty amines and are used mainly as emulsifiers for agrochemicals.

Ethoxylated Fatty Esters/     Substances produced by reaction of ethylene oxide
Ethoxylated Vegetable Oil     with hydroxylated fatty esters and are used
                              mainly as emulsifiers in the cosmetic industry.

Ethoxylated Sorbitan Esters   Substances produced by reaction of ethylene oxide
                              with sorbitan esters and are mainly used as food emulsifiers, especially for bakery products.

Ethyl Alcohol                 A flammable liquid known as ethanol. It is used
                              as automotive fuel, alone or in mixture with gasoline, as solvent in personal care products, such as aftershave lotion and mouthwashes.

Ethylene A chemical substance, mainly derived from thermal cracking of ethane, gas oil and naphtha, and used to make polyethylene and many organic chemical intermediates, such as ethylene oxide, vinyl chloride, styrene and acetaldehyde.

Ethylene Glycols              Includes mono-, di-, tri- and other ethylene
                              glycols. Mono-ethylene glycol or MEG is a clear, non-flammable, non-volatile liquid at room temperature and atmospheric pressure. Ethylene glycols are produced from ethylene oxide.

Ethylene Oxide                Ethylene oxide is a colorless and highly
                              flammable gas at room temperature and atmospheric pressure and is produced by catalytic partial oxidation of ethylene by oxygen, at high temperature and pressure.

First Generation Company      A petrochemical cracker.

Fuels Any substance that envolves energy in a chemical reaction.

Glycol Ether Acetate          Flammable liquids at room temperature and
                              atmospheric pressure produced by reaction with acetic acid and glycol ether.

Glycols                       Alcohols containing two hydroxyl groups.

Glycol Ethers                 Substances produced by reaction of ethylene oxide
                              and an alcohol, or methyl, ethyl and butyl alcohol.

Hydraulic Fluids              Mixture of high molecular weight glycols and
                              glycol ethers used as cooling medium and mechanical action transmitters in automotive braking systems.

Lauryl Alcohol                Substance of twelve-carbon fatty alcohol raw
                              material for ethoxylated fatty alcohol, alcohol sulfate and ethoxylated alcohol sulfate production, which are intermediates for detergent production.

Linear Alkyl Benzene (LAB)    Straight chain alkyl benzene used as surfactant
                              intermediate.

Linear Alkyl Sulphonate (LAS) Straight chain alkyl benzene sulfate used as surfactant intermediate.

Lubricants                    Broad class of chemicals which are generally used
                              to provide a film between the moving parts of machines and engines.

Methyl Ethyl Ketone (MEK)     A clear, volatile, flammables liquid at room
                              temperature and atmospheric pressure and is mainly used as a solvent.

Metric Ton                    Equal to 1,000 kilograms (2,204.62 pounds).

Naphtha A by-product of crude oil refining which is used by crackers as feedstock.

Nitrile                       Organic compound containing CN group.

Normal Paraffins              Class of aliphatic hydrocarbons with a single
                              carbon chain.

Olefin Hydrocarbons with double bonds with the general chemical formula CnH2n. Olefins, along with aromatics, are produced mainly in crackers and are regarded as the "building blocks" of the petrochemical industry.

Paraxylene                    Organic compound with two methyl radicals in
                              p-position.

PET Polyethylene terephthalate, a polymer produced by polycondensation of ethylene glycol with either Dimethyl Terephthalate, or therephtalic acid. Used to produce fibers, resins and packaging such as carbonated soft drink bottles (PET bottle grade).

Phosphate Esters              Phosphoric acid derived esters, used primarily as
                              "detergent builders" in powder detergent production.

Polyethylene                  Intermediate petrochemical produced by second
                              generation companies from ethylene; used in many plastic applications.

Polyethylene Glycols          Ethylene oxide derived polymers used in many
                              applications, including as fillers, lubricants and viscosity builders.

Polystyrene                   Intermediate petrochemical produced by second
                              generation companies from styrene.

Polyvinyl Chloride            Intermediate petrochemical produced by companies
                              from basic petrochemicals.

Propylene                     A chemical substance, mainly derived as a co-
                              product with ethylene through the cracking process of gas oil or naphtha, often used to make polypropylene, which is a common plastic.

Rafinate II                   A by-product of naphtha cracking mainly composed
                              of butane and used in the production of MEK.

Sec-Butanol                   A secondary four-carbon atom alcohol obtained by
                              the hydration of butenes, contained in raffinate
                              II. Sec-butanol is the raw material for
                              methyl-ethyl-ketone production.

Second Generation Company     A producer of intermediate chemical products
                              based largely on raw materials purchased from upstream, first generation companies, also known as crackers.

Softeners                     A class of surfactant products mainly used as
                              co-agents in the textile industry and domestic laundries.

Solvents Chemical compounds, usually in liquid form, capable of dissolving another substance; often used as a medium in which other chemical reactions may take place.

Sorbitan Esters               Substances produced by the reaction of sorbitan
                              with fatty acids used as a raw material for ethoxylated sorbitan esters.

Soybean Oil                   Oil from soya beans

Styrene Aromatic compound with ethylene group. Monomer of polystyrene.

Specialty Chemicals           Chemicals which are usually produced in smaller
                              quantities than commodity chemicals and which performances are more relevant than the specification.

Stabilizers                   Chemicals which are used to prevent chemical
                              degradation of a product or chemical compound.

Sulfonates/Sulfates           Class of sulfur trioxide modified surfactants,
                              used as a raw material for detergent production.

Surfactants                   Generally defines a group of chemicals which,
                              when dissolved in a solvent, modify the liquid properties at a liquid/liquid or liquid/solid interface, including increased solubilization, foaming, frothing, emulsification, dispersing or wetting; a major end-use market for surfactants is the detergent market.

TDI Toluene diisocyanate used as raw material of polyurethane.

Third Generation Company      A producer that transforms intermediate products
                              into end products such as films, piping and containers.

Tons                          Metric tons.

VAM Vinyl acetate monomer. Monomer of PVA - polyvinyl acetate.

VCM                           Vinyl chloride monomer.

PRICEWATERHOUSECOOPERS [GRAPHIC]             [GRAPHIC] ANDERSEN




Ultrapar Participacoes S.A.
and Subsidiaries

Index to Consolidated Financial Statements

Report of Independent Public Accountants                                     F-2
Consolidated Balance Sheet at December 31, 2000 and 2001                     F-4
Consolidated Statement of Operations for the Years
    Ended December 31, 1999, 2000 and 2001                                   F-6
Consolidated Statement of Changes in Stockholders'
    Equity for the Years Ended December 31, 1999, 2000 and 2001              F-7
Consolidated Statement of Changes in Financial Position
    for the Years Ended December 31, 1999, 2000 and 2001                     F-9
Notes to the Consolidated Financial Statements                              F-11

PRICEWATERHOUSECOOPERS [GRAPHIC]             [GRAPHIC] ANDERSEN




Report of Independent Public Accountants


To the Board of Directors and Stockholders
Ultrapar Participacoes S.A.



1 We have audited the accompanying consolidated balance sheets of Ultrapar Participacoes S.A. (a Brazilian corporation) and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations, of changes in stockholders' equity and of changes in financial position for each of the three years in the period ended December 31, 2001, expressed in Brazilian reais, in conformity with accounting principles prescribed by Brazilian corporate law. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2 We conducted our audits in accordance with auditing standards generally accepted in Brazil and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3 In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ultrapar Participacoes S.A. and subsidiaries as of December 31, 2000 and 2001 and the results of their operations, the changes in stockholders' equity and the changes in their financial position for each of the three years in the period ended December 31, 2001 in conformity with accounting principles prescribed by Brazilian corporate law (Notes 2 and 3).

PRICEWATERHOUSECOOPERS [GRAPHIC]             [GRAPHIC] ANDERSEN



Ultrapar Participacoes S.A.


4 Accounting principles prescribed by Brazilian corporate law vary in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). A description of the significant differences between Brazilian corporate law and US GAAP and the approximate effects of those differences on net income and stockholders' equity are set forth in Note 19 of the notes to the consolidated financial statements.

     Sao Paulo, Brazil
     January 31, 2002

     /s/ PricewaterhouseCoopers               /s/ Arthur Andersen S/C

     PricewaterhouseCoopers                   Arthur Andersen S/C
     Auditores Independentes

Ultrapar Participacoes S.A. and Subsidiaries

Consolidated Balance Sheet at December 31
In millions of reais, unless otherwise stated
--------------------------------------------------------------------------------

Assets                                                                                      2000            2001
                                                                                    ------------    ------------
Current assets
    Cash and cash equivalents                                                              862.2           656.0
    Trade accounts receivable, net                                                         139.2           149.2
    Inventories                                                                             86.5            94.5
    Taxes recoverable                                                                       82.2           121.2
    Other                                                                                   18.6            20.9
    Prepaid expenses                                                                         2.1             3.4
                                                                                    ------------    ------------

                                                                                         1,190.8         1,045.2
                                                                                    ------------    ------------

Long-term receivables
    Related companies                                                                        1.5             1.7
    Deferred income tax and social contribution                                             23.0            27.3
    Judicial deposits                                                                        6.8             6.7
    Other                                                                                    4.5             6.3
                                                                                    ------------    ------------

                                                                                            35.8            42.0
                                                                                    ------------    ------------

Permanent assets
    Investments
       Associated companies                                                                 61.1            63.0
       Other                                                                                26.7            25.8
    Property, plant and equipment                                                          655.9           707.9
    Deferred charges                                                                        44.2            68.1
                                                                                    ------------    ------------

                                                                                           787.9           864.8
                                                                                    ------------    ------------

Total assets                                                                             2,014.5         1,952.0
                                                                                    ============    ============

Ultrapar Participacoes S.A. and Subsidiaries

Consolidated Balance Sheet at December 31
In millions of reais, unless otherwise stated                        (continued)
--------------------------------------------------------------------------------


Liabilities and stockholders' equity                                                        2000            2001
                                                                                    ------------    ------------
Current liabilities
    Financings                                                                             134.1           124.5
    Suppliers                                                                               86.8            88.4
    Salaries and related charges                                                            44.7            50.2
    Taxes                                                                                    8.6             5.8
    Dividends                                                                               27.1            33.6
    Income tax and social contribution                                                       4.6             2.0
    Other                                                                                   15.7            19.4
                                                                                    ------------    ------------

                                                                                           321.6           323.9
                                                                                    ------------    ------------
Long-term liabilities
    Financings                                                                             291.8           290.2
    Related companies                                                                       11.6            11.0
    Deferred income tax and social contribution                                             23.5            24.0
    Other taxes and contributions -  contingent liabilities                                 53.4            62.4
    Other                                                                                    3.7             0.8
                                                                                    ------------    ------------

                                                                                           384.0           388.4
                                                                                    ------------    ------------

Minority interest                                                                          411.2           439.8
                                                                                    ------------    ------------

Commitments and contingencies (Note 10)

Stockholders' equity
    Capital - authorized and issued - 37,984,012,500 common shares and
       15,015,987,500 preferred shares with no par value at
       December 31, 2000 and 2001                                                          433.9           433.9
    Revaluation reserve                                                                     29.1            25.9
    Revenue reserves                                                                       314.8           340.1
    Retained earnings                                                                      119.9
                                                                                    ------------    ------------

                                                                                           897.7           799.9
                                                                                    ------------    ------------

Total liabilities and stockholders' equity                                               2,014.5         1,952.0
                                                                                    ============    ============

The accompanying notes are an integral part of these consolidated financial statements.

Ultrapar Participacoes S.A. and Subsidiaries

Consolidated Statement of Operations
Years Ended December 31
In millions of reais, unless otherwise stated
--------------------------------------------------------------------------------

                                                                               1999                    2000                    2001
                                                               --------------------    --------------------    --------------------
Gross sales and service revenues                                            1,927.0                 2,301.2                 2,862.5
Returns and sales and service tax                                            (332.4)                 (423.2)                 (577.8)
                                                               --------------------    --------------------    --------------------

Net sales and services                                                      1,594.6                 1,878.0                 2,284.7
Cost of sales and services                                                 (1,106.7)               (1,399.6)               (1,698.3)
                                                               --------------------    --------------------    --------------------

Gross profit                                                                  487.9                   478.4                   586.4
                                                               --------------------    --------------------    --------------------

Operating (expenses) income
    Selling                                                                   (85.3)                  (95.8)                 (120.0)
    General and administrative                                               (106.8)                 (120.1)                 (127.8)
    Directors' fees                                                            (3.2)                   (3.5)                   (3.7)
    Depreciation and amortization                                             (38.3)                  (46.8)                  (66.2)
    Other operating income, net                                                 3.8                     1.3                    10.2
                                                               --------------------    --------------------    --------------------

                                                                             (229.8)                 (264.9)                 (307.5)
                                                               --------------------    --------------------    --------------------

Operating profit before financial results                                     258.1                   213.5                   278.9

    Financial income                                                          172.6                   140.0                   120.7
    Financial expenses                                                       (207.0)                  (96.6)                 (151.8)
    Expenses for public offering of shares                                    (15.8)
    Other non-operating expenses, net (Note 13)                                (2.5)                  (16.5)                  (17.0)
                                                               --------------------    --------------------    --------------------

                                                                              (52.7)                   26.9                   (48.1)
                                                               --------------------    --------------------    --------------------

Income before taxes, equity in earnings and
    Minority interests                                                        205.4                   240.4                   230.8
                                                               --------------------    --------------------    --------------------

Social contribution and income tax
    Current                                                                   (67.2)                  (81.7)                  (58.4)
    Deferred                                                                   (2.8)                    4.7                     3.9
    Benefit of tax holidays                                                    29.4                    29.7                    27.0
                                                               --------------------    --------------------    --------------------

                                                                              (40.6)                  (47.3)                  (27.5)
                                                               --------------------    --------------------    --------------------

Income before equity  in earnings and
    minority interests                                                        164.8                   193.1                   203.3
                                                               --------------------    --------------------    --------------------

       Equity in earnings (losses) of affiliates                               (3.2)                    9.6                     1.9
       Minority interests                                                     (73.7)                  (74.2)                  (73.0)
                                                               --------------------    --------------------    --------------------

Net income for the year                                                        87.9                   128.5                   132.2
                                                               ====================    ====================    ====================

Number of shares outstanding at year end                             53,000,000,000          53,000,000,000          53,000,000,000
                                                               ====================    ====================    ====================

Earnings per thousand shares - whole R$                                       1.658                   2.425                   2.494
                                                               ====================    ====================    ====================


The accompanying notes are an integral part of these consolidated financial statements.

Ultrapar Participacoes S.A. and Subsidiaries

Consolidated Statement of Changes in Stockholders' Equity
Years Ended December 31
In millions of reais, except amounts per thousand shares
--------------------------------------------------------------------------------

                                                                                  1999             2000             2001
                                                                         -------------    -------------    -------------
Common shares and preferred shares (Note 9)
    At the beginning of the year                                                 101.0            433.9            433.9
    Capitalization of revenue reserves                                             2.3
    Issuance of preferred shares                                                 330.6
                                                                         -------------    -------------    -------------

    At the end of the year                                                       433.9            433.9            433.9
                                                                         =============    =============    =============

Subsidiaries' revaluation reserve
    At the beginning of the year                                                  91.2             53.5             29.1
    Realization of revaluation reserve                                           (10.0)            (6.2)            (3.4)
    Reversal of revaluation reserves of associated companies                     (28.2)           (19.0)
    Social contribution and income tax on realization
       of revaluation reserves of subsidiary companies                             0.5              0.8              0.2
                                                                         -------------    -------------    -------------

    At the end of the year                                                        53.5             29.1             25.9
                                                                         =============    =============    =============

Revenue reserves

Legal reserve
    At the beginning of the year                                                   2.3              4.4             10.8
    Appropriation of net income                                                    4.4              6.4              6.6
    Transfer to share capital                                                     (2.3)
                                                                         -------------    -------------    -------------

    At the end of the year                                                         4.4             10.8             17.4
                                                                         -------------    -------------    -------------

Unrealized profits
    At the beginning of the year                                                 160.0            220.5            304.0
    Appropriation of net income                                                   65.0             83.5
    Transfer to unappropriated retained earnings                                  (4.5)                           (304.0)
                                                                         -------------    -------------    -------------

    At the end of the year                                                       220.5            304.0
                                                                         -------------    -------------    -------------

Retention of profits
    Transfer from unappropriated retained earnings                                                                 322.7
                                                                         -------------    -------------    -------------

At the end of the year                                                                                             322.7
                                                                         -------------    -------------    -------------

At the end of the year                                                           224.9            314.8            340.1
                                                                         =============    =============    =============

Ultrapar Participacoes S.A. and Subsidiaries

Consolidated Statement of Changes in Stockholders' Equity
Years Ended December 31
In millions of reais, except amounts per thousand shares             (continued)
--------------------------------------------------------------------------------

                                                                                       1999               2000               2001
                                                                            ---------------    ---------------    ---------------
Unappropriated retained earnings

At the beginning of the year                                                          119.6              107.3              119.9
Realization of revaluation reserve in subsidiaries                                      9.6                6.2                3.3
Effect of adoption of CVM Deliberation 273/98
    regarding deferred income tax                                                       2.7
Social contribution and income tax on realization
    of revaluation reserve of subsidiary companies                                     (1.9)              (1.1)              (0.5)
Spin-off of assets of Imaven and Imaven Fortaleza                                     (22.7)
Net income for the year                                                                87.9              128.5              132.2
Transfer to legal reserve                                                              (4.4)              (6.4)              (6.6)
Realization of the unrealized profits reserve                                           4.5                                 304.0
    Transfer to unrealized profits reserve                                            (65.0)             (83.5)
    Transfer to retention of profits reserve                                                                               (322.7)
Supplementary dividends (R$ 0.32 and R$ 0.35 per thousand common and
    thousand preferred shares, respectively)                                                                                (17.6)
Interest on own capital (R$ 0.27 and R$ 0.57 per thousand common shares, and R$ 0.30 and R$ 0.63 per thousand preferred shares in
    2000 and 2001, respectively)                                                                         (14.6)             (31.0)
Dividends (R$ 0.48, R$ 0.30 and R$ 3.32 per thousand
    common shares, and R$ 0.53, R$ 0.33 and R$ 3.65 per
    thousand preferred shares in 1999, 2000 and 2001,
     respectively)                                                                    (23.0)             (16.5)            (181.0)
                                                                            ---------------    ---------------    ---------------

At the end of the year                                                                107.3              119.9
                                                                            ===============    ===============    ===============

Total stockholders' equity at the end of the year                                     819.6              897.7              799.9
                                                                            ===============    ===============    ===============


The accompanying notes are an integral part of these consolidated financial statements.

Ultrapar Participacoes S.A. and Subsidiaries

Consolidated Statement of Changes in Financial Position
Years Ended December 31
In millions of reais, unless otherwise stated
--------------------------------------------------------------------------------

                                                                                   1999               2000               2001
                                                                        ---------------    ---------------    ---------------
Financial resources were provided by
    Operations
       Net income for the year                                                     87.9              128.5              132.2
       Expenses (income) not affecting working capital
           Depreciation and amortization                                           78.9               90.8              102.4
           Equity in the results of affiliates                                      3.2               (9.6)              (1.9)
           Long-term interest and monetary variations                              62.8               22.5               34.4
           Deferred income tax and social contribution                              2.8               (4.7)              (3.9)
           Minority interests                                                      73.7               74.2               73.0
           Residual value of disposed permanent assets                             33.2               29.4               31.2
           Other long-term taxes and contributions                                 12.0               25.5               10.6
           Loss (gain) on change in ownership percentage                           (4.3)               2.9
           Amortization of goodwill and negative goodwill
              on investments                                                        0.4                0.2               (8.7)
           Provision (reversal) for losses on investments                           5.5               (5.2)              (5.3)
                                                                        ---------------    ---------------    ---------------

                                                                                  356.1              354.5              364.0
                                                                        ---------------    ---------------    ---------------

    Proceeds from offering of shares to the public                                330.6

    Third parties
       Increase in long-term liabilities                                                               0.9
       Decrease in long-term receivables                                            2.4                2.9                0.5
       Dividends received                                                           2.1                                   1.3
       Loans                                                                       53.6               64.5               52.9
                                                                        ---------------    ---------------    ---------------

                                                                                   58.1               68.3               54.7
                                                                        ---------------    ---------------    ---------------

Total                                                                             744.8              422.8              418.7
                                                                        ---------------    ---------------    ---------------

Ultrapar Participacoes S.A. and Subsidiaries

Consolidated Statement of Changes in Financial Position
Years Ended December 31
In millions of reais, unless otherwise stated                        (continued)
--------------------------------------------------------------------------------

                                                                                       1999              2000              2001
                                                                             --------------    --------------    --------------
Financial resources were used for
    Permanent assets
       Investment                                                                       0.1               0.8
       Property, plant and equipment                                                   72.7             149.0             145.7
       Deferred charges                                                                21.7              32.6              57.4
                                                                             --------------    --------------    --------------

                                                                                       94.5             182.4             203.1
                                                                             --------------    --------------    --------------

    Dividends and interest on own capital, including
       minorities                                                                      65.0              54.3             250.8
                                                                             --------------    --------------    --------------

    Transfer from long-term liabilities to current liabilities                         82.0              71.3              86.7
    Decrease in long-term liabilities                                                                                      11.5
    Taxes on realization of revaluation reserve                                         2.1               0.7               0.7
    Decrease in minority interest                                                       3.2               1.5              13.8
                                                                             --------------    --------------    --------------

                                                                                       87.3              73.5             112.7
                                                                             --------------    --------------    --------------

Total funds used                                                                      246.8             310.2             566.6
                                                                             --------------    --------------    --------------

Increase (decrease) in working capital                                                498.0             112.6            (147.9)
                                                                             ==============    ==============    ==============

Changes in working capital
Current assets
    At the beginning of the year                                                      532.4           1,112.9           1,190.8
    At the end of the year                                                          1,112.9           1,190.8           1,045.2
                                                                             --------------    --------------    --------------

                                                                                      580.5              77.9            (145.6)
                                                                             --------------    --------------    --------------

Current liabilities
    At the beginning of the year                                                      273.8             356.3             321.6
    At the end of the year                                                            356.3             321.6             323.9
                                                                             --------------    --------------    --------------

                                                                                       82.5             (34.7)              2.3
                                                                             --------------    --------------    --------------

Increase (decrease) in working capital                                                498.0             112.6            (147.9)
                                                                             ==============    ==============    ==============

The accompanying notes are an integral part of these consolidated financial statements.

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


1    The Company and its Operations

     Ultrapar Participacoes S.A. (the "Company" or "Ultrapar") is a holding company organized under the laws of the Federative Republic of Brazil which, through its ownership of various operating subsidiaries, is engaged in the distribution of Liquefied Petroleum Gas (LPG) in Brazil, the production of chemicals and petrochemicals, and related services such as the storage and transportation of LPG and chemicals.

     The Company purchases the principal raw material for its chemical and petrochemical business (ethylene) from two of Brazil's three naphtha crackers. Petroleo Brasileiro S.A. - Petrobras is the sole source of supply for naphtha in Brazil. Petrobras is also the sole source of supply for LPG in Brazil.


2    Basis of Presentation of Financial Statements

     These financial statements were prepared according to the accounting practices emanating from the Brazilian corporate law (Law 6,404/76, as amended), and rules and instructions issued by the Brazilian Securities Commission (CVM), which include the indexation of permanent assets and stockholders' equity only December 31, 1995. Until the year ended December 31, 2000, the financial statements of the Company presented in documents filed with the Securities and Exchange Commission of the United States
     (SEC) were submitted pursuant to Brazilian GAAP, which required the continuation of full indexation using the constant currency method after January 1, 1996.

     These financial statements have been translated into English from the original statements issued in Portuguese. In addition, certain terminology changes have been made, and the notes to the financial statements have been expanded to conform them more closely to reporting practices prevailing in the United States of America.

(a)  Changes in the presentation of the financial statements

     In common with other Brazilian SEC registrants, the Company, as from the year ended December 31, 2000, has been granted the option to present its primary financial statements on the basis of accounting principles established under Brazilian corporate law. This accommodation arose from a position paper prepared by the "International Task Force" of the American Institute of Certified Public Accountants (AICPA).

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


     To harmonize the presentation format of financial statements to be used by stockholders in the United States with those used in the Brazilian market, management has prepared the Company's financial statements pursuant to the principles set forth in the Brazilian corporate law.

     All periods are presented according to the Brazilian corporate law, since the change in the reporting currency from reais of constant purchasing power of the latest balance sheet date to nominal reais requires a restatement of all periods presented, so as to maintain consistency in the presentation of the financial statements.

(b)  The corporate law method of inflation accounting

     The corporate law method provided a simplified methodology for accounting for the effects of inflation. It consisted of restating permanent assets (property, plant and equipment, investments and deferred charges) and stockholders' equity accounts using indices mandated by the Federal Government. The net effect of these restatements was credited or charged to the statement of operations in a single account, usually entitled "monetary correction adjustments" or "inflation adjustments". As described above, the corporate law method of inflation accounting was required to be discontinued after December 31, 1995.

(c)  The constant currency method of inflation accounting

     Under the constant currency method, all historical Brazilian real amounts in the financial statements and notes thereto are expressed in constant purchasing power as of the latest balance sheet date, in accordance with standards prescribed by CVM for publicly-traded companies. The constant currency method of inflation accounting remained effective even after the discontinuation of the corporate law method as of December 31, 1995.

(d) Summarized financial statements for the two preceding years in constant purchasing power currency

     The financial statements previously filed with the SEC for 1999 and 2000, which were prepared in accordance with the Brazilian constant currency method and stated in constant currency of December 31, 2000 purchasing power, are summarized below:

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


                                                       Condensed balance sheets
                                                    ---------------------------

                                                                    December 31
                                                    ---------------------------

                                                            1999           2000
                                                    ------------   ------------

Current assets                                           1,237.2        1,204.0
Long-term receivables                                       48.0           76.0
Permanent assets                                         1,159.0          986.6
                                                    ------------   ------------

                                                         2,444.2        2,266.6
                                                    ============   ============


Current liabilities                                        392.0          323.0
Long-term liabilities                                      399.5          389.2
Minority interest                                          579.3          508.4
Stockholders' equity                                     1,073.4        1,046.0
                                                    ------------   ------------

                                                         2,444.2        2,266.6
                                                    ============   ============


                                                  Condensed statement of income
                                                  -----------------------------

                                                       Years ended December 31,
                                                  -----------------------------

                                                            1999           2000
                                                  --------------   ------------

Net revenue                                              1,911.8        1,961.1
Gross profit                                               559.5          461.3
    Income before equity earnings and
    minority interest                                      136.7           36.7
Net income                                                  66.4           39.1

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


(e)  Reconciliation of corporate law and constant currency financial statements

     The reconciliation between stockholders' equity and net income (loss) under both methods is as follows:

                                                                                 Stockholders' equity                   Net income
                                                                           --------------------------   --------------------------

                                                                                          December 31      Years ended December 31
                                                                           --------------------------   --------------------------

                                                                                  1999           2000          1999           2000
                                                                           -----------    -----------   -----------    -----------
Corporate law financial statements before monetary restatement                   819.6          897.7          87.9          128.5
Monetary restatement through December 31, 2000                                    81.6                          8.8
                                                                           -----------    -----------   -----------    -----------

Corporate law financial statements monetarily restated                           901.2          897.7          96.7          128.5

Monetary restatement of permanent assets and equity                              165.7          120.0         (33.3)        (111.2)
Deferred income tax                                                               (1.2)          21.1          (1.5)          22.3
Monetary restatement of inventories and discount to
   present value of receivables and payables                                       7.7            7.2           4.5           (0.5)
                                                                           -----------    -----------   -----------    -----------


Consolidated constant currency
   financial statements                                                        1,073.4        1,046.0          66.4           39.1
                                                                           ===========    ===========   ===========    ===========

3    Summary of Accounting Policies

     The Company's accounting policies comply with Brazilian corporate law, which differ in certain respects from accounting principles generally accepted in the United States of America (US GAAP). Accordingly, additional information has been included in the financial statements to comply with the regulations of the SEC for foreign registrants. See Note 19 for further discussions of the differences and the reconciliations of stockholders' equity and net income under both sets of principles.

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


     The following is a summary of significant accounting policies followed in the preparation of the financial statements:

(a)  Consolidation principles

     The consolidated financial statements include the accounts of the Company and all of its subsidiaries in which the Company directly or indirectly controls more than 50% of the voting share capital, as listed below. All significant intercompany accounts and transactions are eliminated upon consolidation. The minority interests of consolidated subsidiaries in the Company's statement of operations and stockholders' equity are stated in specific accounts.

                                                                                          Company
                                                                        ownership interest - %(i)
                                                                     ----------------------------

                                                                                         December
                                                                     ----------------------------

                                                                          2000               2001
                                                                     ---------          ---------
Subsidiary companies
Ultragaz Participacoes S.A. (+)                                             77                 77
    Companhia. Ultragaz S.A.                                                86                 86
    Bahiana Distribuidora de Gas Ltda.                                     100                100
    Utingas Armazenadora S.A.                                               56                 56
Ultraquimica Participacoes S.A. (+)                                        100                100
    Ultraquimica Florestal Ltda.                                           100                100
    Melamina Ultra S.A. Industria Quimica                                   93                 93
    Oleoquimica do Nordeste Ltda.                                           60                100
    Oxiteno S.A. - Industria e Comercio (ii)                                48                 48
       Oxiteno International Corporation                                                      100
           Oxiteno Overseas Co.                                            100                100
       Camacari Renovada S.A.                                              100                100
       Oxiteno Nordeste S.A. - Industria e Comercio                         93                 97
       Terminal Quimico de Aratu S.A. - Tequimar (iii)                      19                 19
Ultracargo Participacoes Ltda. (+)                                         100                100
    Transultra S.A. Armazenamento e Transporte Especializado                65                100
    Terminal Quimico de Aratu S.A. Tequimar (iii)                           67                 80
Ultratecno Participacoes Ltda. (+)                                         100                100
Ultradata S/C Ltda. (+)                                                    100                100
Imaven Imoveis e Agropecuaria Ltda. (+)                                    100                100
    Imaven Importadora e Exportadora Ltda.                                  90                 98

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


      (i) Represents total ownership interest in both voting and non-voting stock. Indirect interests are stated at the percentage owned by the direct subsidiary.

      (ii) Consolidated since a controlled subsidiary company owns more than 50% of voting stock.

      (iii) Consolidated since two controlled subsidiary companies together own more than 50% of the voting stock.

      (+)   Direct subsidiary.

      At the extraordinary general meeting (EGM) held on December 26, 2001, approval was given to delist the shares and cancel the CVM registration of the indirect subsidiary company Oxiteno Nordeste S.A. Industria e Comercio. At this meeting, the subsidiary company Oxiteno S.A. Industria e Comercio declared that it would make a public offer for the purchase of all the outstanding Class B preferred shares of Oxiteno Nordeste S.A. Industria e Comercio through an auction to be held at the Sao Paulo Stock Exchange (BOVESPA), after approval by the CVM.

      On May 23, 2001, the subsidiary company Ultracargo Participacoes Ltda. acquired from Petrobras Distribuidora S.A. a 35% ownership interest, corresponding to 12,250,000 common shares, in the indirect subsidiary company Transultra S.A. Armazenamento e Transporte Especializado.

      The other activities involving indirect holdings derive from the purchase of minority interests in the indirect subsidiary companies Oxiteno Nordeste S.A. - Industria e Comercio and Oleoquimica do Nordeste Ltda., the capitalization of loans to indirect subsidiary company Imaven - Importadora e Exportadora Ltda. and payment of capital in the indirect subsidiary Oxiteno International Corporation through the delivery of shares in the indirect subsidiary Oxiteno Overseas Corporation.

(b)   Cash and cash equivalents

      This account comprises highly liquid temporary cash investments (with original maturity dates of three months or less or readily convertible to cash) which are carried at market value.

(c)   Trade accounts receivable

      Trade accounts receivable are stated at estimated net realizable values. The allowance for doubtful accounts is based on the estimated losses and considered by management to be sufficient to cover eventual losses on the realization of the accounts receivable.

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


     Discounted notes are deducted from the gross trade accounts receivable and represent R$ 44.3 at December 31, 2000 and R$ 49.6 at December 31, 2001.

(d)  Inventories

     Inventories are stated at the lower of the average cost of purchase (or production), and replacement or realizable values.

(e)  Other assets

     The other current assets and receivables are stated at the lower of cost or payable realizable values, including, when applicable, accrued earnings and monetary variations or provisions for eventual losses.

(f)  Investments in affiliated companies

     Investments in affiliated companies, where the Company owns more than 20% and less than 50% of the voting capital, and certain less than 20% - owned affiliates in which the Company owns more than 10% of the voting stock, are accounted for by the equity method. See Note 6.

(g)  Other investments

     Other investments are recorded at cost less provision for losses, if expected to be other than temporary.

(h)  Property, plant and equipment

     Property, plant and equipment are substantially stated at amounts established by independent technical appraisals. Revaluation increments arising from revaluing assets to appraised values are credited to the revaluation reserve component of stockholders' equity when recorded and subsequently transferred from the reserve to retained earnings as the related assets are depreciated or upon disposal.

     Depreciation of property, plant and equipment is computed on the straight-line method at the annual rates stated in Note 7.

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


(i)  Deferred charges

     Deferred charges primarily comprise expenditures incurred on the implementation of systems modernization projects (2000 - R$ 0.4, 2001 - R$ 11.0), which will be amortized over five to ten years, and expenditures for the installation of Ultrasystem equipment at customer locations (2000
     - R$ 41.1, 2001 - R$ 55.9), which will be amortized over the lives of the LPG supply contracts with these customers.

(j)  Income tax

     Income tax and social contribution (a federally mandated tax based on income) are accrued on taxable results at the applicable tax rates.

     The provision for income tax, when applicable, includes fiscal incentives. Deferred income tax and social contribution on temporary differences are established within the context of CVM Deliberation 273/98.

(k)  Other current liabilities

     Other current liabilities are stated at known or estimated amounts, including, whenever applicable, the corresponding financial charges and monetary variations incurred through each balance sheet date. The Company, due to periodic shutdowns for maintenance at its petrochemical units, recognizes a reserve to cover these costs, classified based on the expected utilization period.

(l)  Compensated absences

     The liability for future compensation for employee vacations is fully accrued earned.

(m) Assets and liabilities denominated in foreign currency or subject to indexation

     Assets and liabilities denominated in foreign currencies are translated into reais at the exchange rate reported by the Brazilian Central Bank (BACEN) at each balance sheet date. Exchange gains and losses are recognized in income.

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


     Assets and liabilities denominated in reais and contractually or legally subject to indexation are restated to the balance sheet date by applying the corresponding index, with gains and losses recognized in income.

(n)  Revenues and expenses

     Revenues from sales are recognized when products are delivered to the customer or services performed, when the transfer of risks, rights and obligations associated to the ownership of products takes place. Expenses are accounted for on the accrual basis. Advertising expenses, which are expensed as incurred, amounted to R$ 4.6, R$ 3.4 and R$ 6.6 in the years ended December 31, 1999, 2000 and 2001, respectively.

(o)  Cost of goods sold and services rendered

     Cost of goods sold and services rendered includes the cost of LPG, chemical and petrochemical products, distribution, transport and filling costs.

(p)  Earnings per share

     Earnings per share are calculated based on the total number of shares outstanding at each balance sheet date and do not reflect retroactively the impacts of stock splits.

(q)  Use of estimates

     The preparation of financial statements in accordance with Brazilian corporate law requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the periods presented. Actual results in the future could differ from those estimates.

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


(r)  Reclassifications

     Certain reclassifications have been made to prior year amounts in order to conform them to the current year presentation.


4    Taxes Recoverable

     Taxes recoverable mainly refer to R$ 59.6 (2000 - R$ 42.4) of Value-Added Tax on Sales and Services (ICMS) arising from the "tax substitution" procedure and credit balances and R$ 54.1 (2000 - R$ 36.2) of prepayment of income tax to be offset against future payments. Under the tax substitution procedure, the taxes which would be due through the final sale to the customer are effectively paid in advance using a theoretical mark-up over the original cost.


5    Inventories

                                                                   December 31
                                                           -------------------

                                                               2000       2001
                                                           --------   --------

     Finished products                                         45.2       60.1
     Raw materials                                             14.2       12.5
     Liquefied petroleum gas (LPG)                              6.8        7.9
     Consumption materials and cylinders for resale            20.3       14.0
                                                           --------   --------

                                                               86.5       94.5
                                                           ========   ========

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


6    Investments in Affiliated Companies

     A summary of financial information for the Company's equity investments is as follows:

                                                                                                 December 31, 1999
                               -----------------------------------------------------------------------------------
                                                                        Fabrica
                                     Plenogas           Oxicap       Carioca de         Nordeste        Quimica da
                                Distribuidora     Industria de    Catalisadores          Quimica   Bahia Industria
                                  De Gas S.A.      Gases Ltda.             S.A.             S.A.   e Comercio S.A.
                               --------------   --------------   --------------   --------------   ---------------
Shares or quotas held               1,384,308              125      125,536,199       60,426,077         3,174,500
Stockholders' equity -
  millions of reais                                        1.0             44.2            412.6              10.1
Net income (loss) for the
  year - millions of reais                                (0.1)             3.0             32.6
Percent stockholding                    33.33            25.00            20.00             8.73             45.56

                                                                                                       Year ended December 31, 1999
                               ----------------------------------------------------------------------------------------------------
                                                                        Fabrica
                                     Plenogas           Oxicap       Carioca de         Nordeste        Quimica da
                                Distribuidora     Industria de    Catalisadores          Quimica   Bahia Industria
                                  De Gas S.A.      Gases Ltda.             S.A.             S.A.   e Comercio S.A.            Total
                               --------------   --------------   --------------   --------------   ---------------   --------------
Changes in investments
  At the beginning of the year                             0.2             13.7             35.6               4.6             54.1
    Dividends                                                              (2.2)                                               (2.2)
    Write-off                                                                               (0.4)                              (0.4)
    Equity accounting                                                      (2.6)             0.9                               (1.7)
                               --------------   --------------   --------------   --------------   ---------------   --------------

  At the end of the year                                   0.2              8.9             36.1               4.6             49.8
                               ==============   ==============   ==============   ==============   ===============   ==============

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


                                                                                                 December 31, 2000
                               -----------------------------------------------------------------------------------
                                                                        Fabrica
                                     Plenogas           Oxicap       Carioca de         Nordeste        Quimica da
                                Distribuidora     Industria de    Catalisadores          Quimica   Bahia Industria
                                  De Gas S.A.      Gases Ltda.             S.A.             S.A.   e Comercio S.A.
                               --------------   --------------   --------------   --------------   ---------------
Shares or quotas held               1,384,308              125      125,536,199       60,426,077         3,174,500
Stockholders' equity -
   millions of reais                                       2.8             60.7            499.5              10.1
Net income (loss) for the
   year - millions of reais                               (0.3)             2.4             65.1
Percent stockholding                    33.33            25.00            20.00             8.73             45.56

                                                                                                       Year ended December 31, 2000
                               ----------------------------------------------------------------------------------------------------
                                                                        Fabrica
                                     Plenogas           Oxicap       Carioca de         Nordeste        Quimica da
                                Distribuidora     Industria de    Catalisadores          Quimica   Bahia Industria
                                  De Gas S.A.      Gases Ltda.             S.A.             S.A.   e Comercio S.A.            Total
                               --------------   --------------   --------------   --------------   ---------------   --------------
Changes in investments
  At the beginning of the year                             0.2              8.9             36.1               4.6             49.8
    Capital increase                                       0.6                                                                  0.6
    Equity accounting                                     (0.1)             3.2              7.6                               10.7
                               --------------   --------------   --------------   --------------   ---------------   --------------

  At the end of the year                                   0.7             12.1             43.7               4.6             61.1
                               ==============   ==============   ==============   ==============   ===============   ==============

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


                                                                                                 December 31, 2001
                               -----------------------------------------------------------------------------------
                                                                        Fabrica
                                     Plenogas           Oxicap       Carioca de         Nordeste        Quimica da
                                Distribuidora     Industria de    Catalisadores          Quimica   Bahia Industria
                                  De Gas S.A.      Gases Ltda.             S.A.             S.A.   e Comercio S.A.
                               --------------   --------------   --------------   --------------   ---------------
Shares or quotas held               1,384,308              125      125,536,199       60,426,077         3,174,500
Stockholders' equity -
  millions of reais                                        2.8             77.0            486.8              10.1
Net income (loss) for the
  year - millions of reais                                (0.3)            10.9             (4.6)
Percent stockholding                    33.33            25.00            20.00             8.73             45.56

                                                                                                       Year ended December 31, 2001
                               ----------------------------------------------------------------------------------------------------
                                                                        Fabrica
                                     Plenogas           Oxicap       Carioca de         Nordeste        Quimica da
                                Distribuidora     Industria de    Catalisadores          Quimica   Bahia Industria
                                  De Gas S.A.      Gases Ltda.             S.A.             S.A.   e Comercio S.A.            Total
                               --------------   --------------   --------------   --------------   ---------------   --------------
Changes in investments
  At the beginning of                                      0.7             12.1             43.7               4.6             61.1
    the year
      Dividends                                                            (0.9)            (0.4)                              (1.3)
      Reversal of revaluation
       reserve                                                                              (0.3)                              (0.3)
      Equity accounting                                                     4.2             (0.7)                               3.5
                               --------------   --------------   --------------   --------------   ---------------   --------------

  At the end of the year                                   0.7             15.4             42.3               4.6             63.0
                               ==============   ==============   ==============   ==============   ===============   ==============

The investments of the indirect subsidiary company Oxiteno S.A. - Industria e Comercio in the associated companies Oxicap Industria de Gases Ltda. and FCC - Fabrica Carioca de Catalisadores S.A. are recorded on the equity method based on financial statements at November 30, 2001. The investment of the indirect subsidiary company Oxiteno Nordeste S.A. - Industria e Comercio in the affiliated company Nordeste Quimica S.A. - Norquisa is evaluated by the equity method only until July 31, 2001, after which it no longer had an influence over the management of the company, as established in CVM Instruction 247/96. Subsequent to July 31, 2001, it is stated at cost.

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


7    Property, Plant and Equipment

                                                                                            December 31
                           ----------------------------------------------------------------------------

                                                            2000                                  2001
                           -------------------------------------  -------------------------------------
                                                                                                             Annual
                                  Cost,                                 Cost,                                depre-
                              including  Accumulated                including    Accumulated                ciation
                           revaluations depreciation         Net  revaluations  depreciation        Net   rates - %
                           ------------ ------------  ----------  ------------  ------------  ---------  ----------
Land                               33.1                     33.1         39.1                      39.1
Buildings                         286.0         87.5       198.5        302.2           97.7      204.5           4
Machinery and equipment           465.6        221.7       243.9        521.7          249.7      272.0     5 to 10
Gas tanks and cylinders           149.7         72.5        77.2        175.0           80.9       94.1          10
Vehicles                           84.7         55.2        29.5         90.6           60.4       30.2    20 to 30
Furniture and fixtures             12.2          8.1         4.1         10.0            3.2        6.8          10
Construction in progress
  and other                        83.8         14.2        69.6         78.2           17.0       61.2    10 to 20
                             ----------   ----------  ----------   ----------     ----------  ---------

                                1,115.1        459.2       655.9      1,216.8          508.9      707.9
                             ==========   ==========  ==========   ==========     ==========  =========

Capitalized interest amounted to R$ 8.5, R$ 7.6, and R$ 7.1 for the years ended December 31, 1999, 2000 and 2001, respectively.

Construction in progress refers mainly to renovations of the industrial complexes of the subsidiary companies. Imports in transit refer mainly to equipment and parts for the Ultrasystem project (small and medium-sized LPG installations for commercial and residential customers).

The parcels of land on which the Suape and Aratu terminals of the indirect subsidiary Terminal Quimico de Aratu S.A. - Tequimar were constructed belong, respectively, to the SUAPE Port Complex and to Companhia Docas do Estado da Bahia - CODEBA. The Suape land is under lease for ten years through 2005. The terms and amounts of the lease for the Aratu land are pending negotiation.

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


8    Loans

(a)  Composition

                                                                                                       December 31
                                                                                      ----------------------------

                                                  Index/                      Annual
                                                  currency               charges - %           2000           2001
                                                  ------------------  --------------  -------------  -------------
Foreign currency
   International Finance Corporation  (IFC)       US$                            9.4           29.4           23.3
   US$ 60 million - 9% Guaranteed notes
     due 2005                                     US$                            9.0          117.7          139.6
   Loans to finance acquisition of property,
     plant and equipment and inventories          US$                    5.9 to 10.5           18.6            8.7
   Short-term loans
     Pre-export financing                         US$                     2.8 to 6.0           47.6           33.6
                                                                                      -------------  -------------

Subtotal                                                                                      213.3          205.2
                                                                                      -------------  -------------

Local currency
   National Bank for Economic and                 UMBNDES               10.2 to 11.8            4.2           10.4
     Social Development (BNDES)
   Government Agency for Machinery                TJLP and IGP-M          1.8 to 6.5          169.8          169.9
     and Equipment Financing (FINAME)             TJLP                    1.8 to 5.5           34.8           27.7
   Pass-through loans                             TJLP                           4.0            3.7            1.5
   Short-term loans                                                          Various            0.1
                                                                                      -------------  -------------

Subtotal                                                                                      212.6          209.5
                                                                                      -------------  -------------

Total                                                                                         425.9          414.7

Less current maturities                                                                      (134.1)        (124.5)
                                                                                      -------------  -------------

Long-term                                                                                     291.8          290.2
                                                                                      =============  =============

The TJLP is a long-term nominal interest rate set by the government on a quarterly basis. The UMBNDES is a "basket" of currencies, representing the composition of BNDES's debt.

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


(b)  Maturities of the principal of long-term loans

                                                                 December 31,
                                                                         2001
                                                                 ------------

     2003                                                                72.7
     2004                                                                39.1
     2005                                                               161.3
     2006                                                                12.6
     after 2006                                                           4.5
                                                                 ------------

     Total                                                              290.2
                                                                 ============

(c)  Collateral

                                                                  December 31
                                                 ----------------------------

                                                          2000           2001
                                                 -------------   ------------
     Amount of borrowing secured by:
         Property, plant and equipment                    53.4           36.4
         Shares of affiliated companies                   15.1           16.3
         Third party guarantees                           89.5           60.6
                                                 -------------   ------------

                                                         158.0          113.3

     Unsecured borrowings                                267.9          301.4
                                                 -------------   ------------

                                                         425.9          414.7
                                                 =============   ============

(d)  Covenants

     With respect to the issue of the US$ 60 million 9% notes by the subsidiary Companhia Ultragaz S.A. (jointly and severally and unconditionally guaranteed by the Company and Ultragaz Participacoes S.A.), which fall due in 2005 and have put/call options exercisable in 2002, the Company has entered into covenants which, among other things, limit liens, indebtedness, certain payments, dividends and other payments of certain subsidiaries, transactions with stockholders and affiliates, sale-leaseback transactions and defined consolidations, mergers and asset sales. The Company is in compliance with such covenants and believes that they do not significantly restrict the ability to manage its activities.

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


     With respect to the loan from the IFC, the subsidiary Oxiteno Nordeste has entered into covenants which limit indebtedness of such subsidiary and of Oxiteno (guarantor of the loan), conditions for transactions with affiliates and subsidiaries of Oxiteno Nordeste and of Oxiteno, dividends, liens, transactions with stockholders, and certain investments, and defined consolidations, mergers and asset sales. The subsidiaries are in compliance with such covenants and believe that they do not significantly restrict the ability to manage their activities.


9    Stockholders' Equity

(a)  Capital

     The company is a listed corporation with shares traded on the Sao Paulo and New York Stock Exchanges. Subscribed and paid-in capital is represented by 53,000,000,000 shares with no nominal value, of which 37,984,012,500 are common and 15,015,987,500 are preferred. On December 31, 2001, 5,293,346,000 preferred shares were in circulation outside Brazil.

     Preferred shares are not convertible to common shares and have no right to vote, but their holders have the right to a dividend which is at least 10% greater than that paid to common stockholders, as well as priority over common shares on liquidation of the company, without a premium.

(b)  Subsidiaries' revaluation reserve

     This reserve represents the unrealized portion of the revaluation of the subsidiaries' property, plant and equipment.

     The realized portion of the revaluation reserve, based on depreciation, write-off or sale of the revalued assets of subsidiary and associated companies, is transferred to retained earnings, together with the corresponding tax effects recorded by the subsidiary and associated companies.

     In some cases, the taxes on the revaluation reserve of certain subsidiary and associated companies are recognized only on realization of this reserve, because the revaluations occurred prior to the publication of CVM Deliberation 183/95. The unrecognized deferred tax charges on these reserves total R$ 9.3 (2000 - R$ 10.0).

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


(c)  Revenue reserves

     Legal reserve

     Under Brazilian corporate legislation, the Company is required to appropriate 5% of annual earnings determined based on statutory accounting records, until the balance reaches 20% of capital stock, to a legal reserve which is restricted as to distribution. The reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

     Reserve for unrealized profits

     This reserve is established in conformity with the Brazilian corporate law, and realization normally occurs on the receipt of dividends, sale and reduction of investments. Considering the favorable financial conditions, management realized the full amount of this reserve in 2001 by transferring it to retained earnings and, consequently, included this amount in the calculation basis of the proposed dividends.

     Reserve for retention of profits

     This reserve is supported by the Company's investment program, as required by Brazilian corporate law.

(d)  Dividends

     Stockholders are assured in the by-laws of a minimum annual dividend of 50% of adjusted net income, calculated under the terms of Brazilian corporate law.

     The proposed dividends reflected in the Company's financial statements, subject to approval at the general stockholders meeting, are calculated under the terms of Brazilian corporate law, particularly articles 196 and 197, as follows:

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


                                                                           2001
                                                                     ----------

     Net income for the year                                              132.2
     Legal reserve transfer                                                (6.6)
     Reversal of reserve for unrealized profits                           245.2
                                                                     ----------

     Dividend calculation basis                                           370.8
                                                                     ==========

     Dividends proposed                                                   181.0
     Interest on own capital                                               31.0
                                                                     ----------

     Total dividends and interest on own capital                          212.0
                                                                     ==========

     Percentage of dividends and interest on own capital gross
     of income tax, in relation to the dividend calculation basis            57
                                                                     ==========

     Of the total amount of dividends and interest on own capital, the Company has distributed R$ 190.0 on an interim basis, leaving R$ 22.0 payable as of December 31, 2001.

     As permitted by Law 9249/95, in a meeting held on August 21, 2001, the Company's management approved the payment of interest on own capital to its stockholders, based on the TJLP rate, to be considered as part of the minimum compulsory dividend and as a deductible expense for the calculation of taxable income.

     Management has transferred the remaining balance of retained earnings to the Reserve for retention of profits, in order to support the business expansion project established in its investment plan.


10   Commitments and Contingencies

(a)  Disputed taxes, contributions and labor claims

     The Company and its subsidiaries are contesting the payment of certain taxes and contributions and have made court escrow deposits of equivalent or lesser amounts pending final legal decisions. In addition, the Company and its subsidiaries are exposed to labor claims filed by former employees. Management believes that the accrued liability for legal proceedings and accumulated interest, which is recorded in other liabilities, is sufficient to meet probable and reasonably estimable losses in the event of unfavorable rulings on these matters.

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


     Although there can be no assurance that the Company will prevail in every case, management does not believe that the ultimate disposition of tax, legal and labor contingencies not provided for will have a material effect on the Company's financial condition or results of operations.

     Probable losses, recorded as liabilities of the Company based on the advice of external legal counsel, are summarized below:

                                                                                       December 31
                                        ----------------------------------------------------------

                                                              2000                            2001
                                        --------------------------      --------------------------

                                          Judicial       Provision        Judicial       Provision
                                          deposits            made        deposits            Made
                                        ----------      ----------      ----------      ----------
     Income tax                                0.7             1.5             0.1             0.7
     Social contribution                       0.3             7.7                            10.4
     Labor claims                              3.3                             4.9             0.4
     Taxes on revenues                         1.1            43.6             0.1            50.9
     Other                                     1.4             0.6             1.6
                                        ----------      ----------      ----------      ----------

     Total claims                              6.8            53.4             6.7            62.4
                                        ==========      ==========      ==========      ==========

     The Company and its subsidiaries obtained preliminary injunctions to pay PIS (Social Integration Program) and COFINS (Social Contribution on Revenues) taxes without the changes introduced by Law 9,718. The companies are contesting the addition of 1% to the COFINS rate as well as incidence of PIS and COFINS on other revenue. However, the main issue concerns the collection of these taxes by the LPG supplier using the "tax substitution" procedure, which is described in Note 4, system instead of by the indirect subsidiary companies Companhia Ultragaz S.A. and Bahiana Distribuidora de Gas Ltda. The tax substitution procedure increased the calculation basis of PIS and COFINS to four times the LPG price charged by the refineries until June 30, 2000. After this date, the rates of theses taxes charges at the refineries were increased, the calculation basis was reduced to the refinery price, and the rates for the LPG distributors were reduced to zero. The amounts that were not paid, with respect the changes introduced by Law 9,718, were accrued in the financial statements of the Company and subsidiaries totaling R$ 49.3 (2000 - R$ 42.4).

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


     The indirect subsidiary Terminal Quimico de Aratu S.A. - Tequimar obtained a favorable ruling on its suit contesting the payment of social contribution on net income introduced by Law 7,689/88. The favorable decision to the subsidiary was a final ruling, however, the Federal Government filed an action to overturn the previous decision. The indirect subsidiary company has accrued a liability for the unpaid social contribution in the amount of R$ 10.4 (2000 - R$ 7.4).

     The Petrochemical Industry Labor Union, which represents the employees of the indirect subsidiary Oxiteno Nordeste S.A. - Industria e Comercio, filed class action suits against the Company in 1991 demanding compliance with the adjustments established in collective labor agreements or other specific indexes, in lieu of the salary policies effectively practiced. Based on the opinion of its legal advisors, who analyzed the final ruling of the Federal Supreme Court (STF) on the class action suit in which the labor union is a plaintiff, as well as the status of the specific suit against the indirect subsidiary, management does not believe that it is necessary to record a provision at December 31, 2001.

     The Company and its subsidiary companies have other ongoing administrative and judicial suits, which the internal and external legal advisors consider to be of low or remote risk; therefore, no provisions for possible losses on these cases have been recorded.

(b)  Environmental issues

     The Company and its subsidiaries are subject to federal, state and local laws and regulations relating to the environment. These laws generally provide for control of air and effluent emissions and require responsible parties to undertake remediation of hazardous waste disposal sites. Civil penalties may be imposed for non-compliance. The Company provides for remediation costs and penalties when a loss is probable and the amount is reasonably determinable. It is not presently possible to estimate the amount of all remediation costs that might be incurred or penalties that may be imposed; however, management does not presently expect that such costs and penalties, to the extent not previously provided for, will have a material effect on the Company's consolidated financial position or results of operations.

     At present management is aware of no unasserted environmental claims or assessments.

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


(c)  Take or pay commitments

     The indirect subsidiary Oxiteno Nordeste has a supply contract with Copene Petroquimica do Nordeste S.A., which establishes a minimum level of annual consumption of ethylene until 2012. If the minimum purchase commitment is not met, the subsidiary is obliged to pay a penalty of 40% of the current ethylene price for the quantity not purchased. The annual minimum purchase commitment and the actual consumption in the years ended December 31, 1999, 2000 and 2001, expressed in tons of ethylene, are summarized in the table below.

                                                                                        Actual demand
                                                            -----------------------------------------
                                       Minimum purchase
                                             commitment           1999           2000            2001
                                       ----------------     ----------     ----------     -----------
     In tons                                    137,900        183,505        173,067         184,772

(d)  Responsibilities for sureties and guarantees

     The Company is responsible for sureties and guarantees offered to subsidiary companies amounting to R$ 248.7 for the year ended December 31, 2001.


11   Financial Income and Expenses

                                                                                            Years ended December 31
                                                                             --------------------------------------

                                                                                   1999          2000          2001
                                                                             ----------    ----------    ----------
     Financial income

           Interest on cash and cash equivalents                                   80.4         126.0         103.3
           Indexation income and foreign exchange gains                            84.1           6.0          12.2
           Interest from customers                                                  2.1           1.6           4.0
           Other                                                                    6.0           6.4           1.2
                                                                             ----------    ----------    ----------

                                                                                  172.6         140.0         120.7
                                                                             ==========    ==========    ==========

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


                                                                                            Years ended December 31
                                                                             --------------------------------------

                                                                                   1999          2000          2001
                                                                             ----------    ----------    ----------
     Financial expenses

           Interest on loans                                                      (57.3)        (52.4)        (51.3)
           Banking charges                                                         (4.2)         (3.9)         (4.2)
           Indexation charges and foreign exchange losses                        (127.8)        (18.3)        (61.0)
           CPMF, PIS, COFINS and IOF taxes on financial transactions              (15.8)        (21.2)        (29.0)
           Other                                                                   (1.9)         (0.8)         (6.3)
                                                                             ----------    ----------    ----------

                                                                                 (207.0)        (96.6)       (151.8)
                                                                             ==========    ==========    ==========

12   Risks and Financial Instruments

     The main risk factors to which the Company and the subsidiary companies are exposed reflect strategic-operating and economic-financial aspects. The strategic-operating risks (such as demand, competition, technology and innovation, relevant structural changes in the industry, etc.) are addressed by the Company's management model. The economic-financial risks mainly reflect customer defaults, macroeconomic variables such as foreign exchange and interest rates, as well as the characteristics of the financial instruments used by the Company. These risks are managed through control policies, specific strategies and the determination of limits, as follows:

     Customer default - These risks are managed by specific rules for accepting customers and credit analysis and are mitigated by diversification of sales. The subsidiary companies Oxiteno S.A. - Industria e Comercio and Oxiteno Nordeste S.A. - Industria e Comercio recorded allowances of R$ 6.1 for probable losses on receivables from customers in Argentina. At December 31, 2001 receivables from Argentine customers amount to R$ 28.0, net of this provision.

     Interest rates - The Company and its subsidiary companies adopt conservative policies to raise and invest financial resources and to minimize the cost of capital. The investments of the Company and its subsidiaries are maintained in transactions linked to the Interbank Deposit Certificates (CDI) rate. A portion of the financial assets is destined for foreign currency risk management, as mentioned below. Raised funds originate from BNDES financings and from abroad, as shown in Note 8.

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


     Foreign exchange rate - The Company and the subsidiary companies use foreign currency risk management instruments available in the financial market to cover their liabilities in foreign currency. Given the volatile exchange fluctuations during the year 2001, the Company protected all of its foreign currency exposure. The following summary presents the assets and liabilities in foreign currency at December 31, 2001:

     Financings in foreign currency                                        205.2
     Accounts payable in U.S. dollars for imports                           12.2
                                                                        --------

     Total U.S. dollars liabilities                                        217.4
                                                                        --------

     Financial investments in foreign currency instruments                 213.4
     Financial investments in U.S. dollars                                  81.2
     Accounts receivable from foreign customers, net of advances
         on export contracts                                                10.2
                                                                        --------

     Total U.S. dollars assets                                             304.8
                                                                        --------

     Net U.S. dollars asset position                                        87.4
                                                                        ========

     The Company and its subsidiary companies recorded the net effect of the devaluation of the real in 2001 in net income for the year, and did not use the deferral option described in CVM Deliberation 404/01.

     Except for the holding of the indirect subsidiary company Oxiteno S.A. - Industria e Comercio in the capital of Petroquimica Uniao S.A., described below, financial instruments recorded in the December 31, 2001 financial statements were determined in conformity with the accounting criteria and practices described in the accompanying notes, and their book values approximate fair values.

     The investment in Petroquimica Uniao S.A., representing 1.95% of the total capital, was purchased in a privatization auction held in 1994, and is reflected in the financial statements at cost restated through December 31, 1995, of R$ 18.7. The market value of this investment at December 31, 2001, based on the quotation of the company's shares on the stock exchange, was approximately R$ 12.0. Management believes that the use of the cost method is appropriate, considering that the investment in Petroquimica Uniao S.A. is of a strategic and permanent nature, considering that the investee is an important supplier of raw material to Oxiteno S.A. Industria e Comercio. Additionally, the acquisition of this investment was made using long-term financing from the BNDES, at favorable interest rates compared to those available in the market.

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


13   Other Non-operating Expenses, Net

                                                                                     Years ended December 31
                                                                          ----------------------------------

                                                                              1999         2000         2001
                                                                          --------     --------     --------
     Net gain (loss) on disposal of investments, property,
         plant and equipment                                                   1.5         (3.3)       (12.4)
     Write off of deferred expenses related to unsuccessful bid
         for control of Copene Petroquimica do Nordeste S.A                                             (8.0)
     Reversal (provision) for losses on investments, projects
         and fixed assets                                                     (8.2)        (9.9)         3.4
     Gain (loss) on change in ownership percentage in
         investees                                                             4.3         (2.9)
     Other                                                                    (0.1)        (0.4)
                                                                          --------     --------     --------

     Net non-operating income (expenses)                                      (2.5)       (16.5)       (17.0)
                                                                          ========     ========     ========

14   Insurance Coverage

     The companies maintain insurance coverage in amounts considered sufficient to cover losses from eventual damage to assets, as well as their civil responsibility for involuntary, material and/or physical damages caused to third parties arising from their industrial and commercial operations, considering the nature of their activities and the advice of their insurance consultants.

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


15   Related Companies

     The Company and the subsidiary companies enter into a number of related party transactions with affiliated companies, including the purchase of data processing services, transport services, services related to the corporate headquarters building and the provision of financing, among others.

                                                                                   Loans               Trade accounts
                                                               -------------------------     ------------------------

                                                                   Assets    Liabilities     Receivables     Payables
                                                               ----------    -----------     -----------    ---------
     Serma Associacao dos Usuarios de Equipamentos de
         Processamentos de Dados e Servicos Correlatos                0.1            2.7
     Associacao dos Proprietarios e Locatarios EEI                    0.3
     Associacao dos Usuarios do Sistema de Comunicacao e
         do Edificio Ernesto Igel                                     0.4
     Petroquimica Uniao S.A.                                                                                      2.7
     Oxicap Industria de Gases Ltda.                                                                              0.5
     Agip do Brasil S.A.                                                                             0.2
     Quimica da Bahia Industria e Comercio S.A.                                      6.7
     Petroleo Brasileiro S.A. - Petrobras                                                                        32.0
     Metalplus - Metalurgica Plus S.A.                                               0.4
     Copagas Distribuidora de Gas S.A.                                                               0.1
     Minasgas S.A. Distribuidora de Gas Combustivel                                                  0.1
     Copene Petroquimica do Nordeste S.A                                                                          7.4
     Supergasbras Distribuidora de Gas S.A.                                                          0.2
     Cia. Termeletrica do Planalto Paulista - TPP                     0.9
     Plenogas - Distribuidora de Gas S.A.                                            1.2
                                                               ----------     ----------      ----------    ---------

     Total 2001                                                       1.7           11.0             0.6         42.6
                                                               ==========     ==========      ==========    =========

     Total 2000                                                       1.5           11.6             0.7         44.5
                                                               ==========     ==========      ==========    =========

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


                                                                             Transactions
                                                                             -----------------------------------------
                                                                                                             Financial
                                                                                                                income
                                                                                   Sales      Purchases      (expense)
                                                                             -----------     ----------     ----------
     Petroquimica Uniao S.A.                                                                       65.4
     Onogas S.A Comercio e Industria                                                 0.3
     Cetrel - Central de Tratamento de Efluentes                                                    0.9
     Oxicap Industria de Gases Ltda.                                                                3.8
     Agip do Brasil S.A.                                                             3.0
     Quimica da Bahia Industria e Comercio S.A.                                                                   (0.6)
     Petroleo Brasileiro S.A. - Petrobras                                                         898.8
     Servgas Distribuidora de Gas S.A.                                               0.7
     Petrogaz Distribuidora S.A.                                                     0.7
     Tegal - Terminal de Gases Ltda.                                                                0.2
     Copagas Distribuidora de Gas S.A.                                               1.2
     Petrobras Distribuidora S.A.                                                                   1.6
     Minasgas S.A. Distribuidora de Gas Combustivel                                  0.7
     Copene Petroquimica do Nordeste S.A                                             9.2          265.5
     Supergasbras Distribuidora de Gas S.A.                                          2.5
     Cia. Termeletrica do Planalto Paulista - TPP                                                                  0.1
                                                                             -----------     ----------     ----------

     Total 2001                                                                     18.3        1,236.2           (0.5)
                                                                             ===========     ==========     ==========

     Total 2000                                                                      9.6          977.9           (0.5)
                                                                             ===========     ==========     ==========

     Total 1999                                                                      8.4          816.2           (0.6)
                                                                             ===========     ==========     ==========

     The loan balances with Quimica da Bahia Industria e Comercio S.A. and with Cia. Termeletrica do Planalto Paulista - TPP are indexed to the Long-term Interest Rate (TJLP). The other loans do not have financial charges nor determined maturity dates. Sale and purchase transactions mainly refer to the purchase of raw materials, other materials and storage services, which are carried out based on normal prices and market conditions.

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


16   Income Taxes

(a)  Deferred income tax and social contribution

     The Company and its subsidiary companies recognize deferred tax assets and liabilities, which do not expire, arising from tax losses, temporary differences, inflationary profit, revaluation of property, plant and equipment and others, based on the assumption that these deferred tax effects will be realized through future operating profitability. Management expects to realize these deferred tax assets over a maximum period of three years.

     The deferred income tax and social contribution are presented in the following main groups:

                                                                                     December 31
                                                                       -------------------------

                                                                             2000           2001
                                                                       ----------     ----------
     Long-term receivable
     Deferred income tax and social contribution
         Expenses temporarily non-deductible in
            calculation of taxable income                                    18.2           24.1
         Tax losses available for offset, net of valuation
         Allowance                                                            4.8            3.2
                                                                       ----------     ----------

                                                                             23.0           27.3
                                                                       ==========     ==========
     Long-term liabilities
         Profits from abroad                                                 17.3           21.5
         Revaluations of property, plant and equipment                        2.9            2.5
         Deferred inflationary profit                                         3.3
                                                                       ----------     ----------

                                                                             23.5           24.0
                                                                       ==========     ==========

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


(b)  Income tax reconciliation

     Income tax and social contribution are reconciled to official tax rates as follows:

                                                                                        Years ended December 31
                                                                         --------------------------------------

                                                                               1999          2000          2001
                                                                         ----------    ----------    ----------
     Income before taxes, equity in earnings and
         minority interests                                                   205.4         240.4         230.8
                                                                         ----------    ----------    ----------

         Official tax rates - %                                                  37            34            34
                                                                         ----------    ----------    ----------

         Tax expense at statutory rates                                       (76.0)        (81.7)        (78.5)
         Adjustments to derive effective tax rate:
            Operating provisions, non-deductible expenses
               and non-taxable income                                          (4.8)         (2.6)          8.0
            Profit from abroad taxed at different rates                                      (2.1)         (4.2)
            Benefit for deductibility of interest on own capital                              5.4          10.5
            Other adjustments                                                  10.8           4.0           9.7
                                                                         ----------    ----------    ----------
                                                                              (70.0)        (77.0)        (54.5)

         Benefit of tax holidays                                               29.4          29.7          27.0
                                                                         ----------    ----------    ----------

         Tax and social contribution charges recorded in the
              statement of operations                                         (40.6)        (47.3)        (27.5)
                                                                         ==========    ==========    ==========

(c)  Tax loss carryforwards

     At December 31, 2001 the Company has a full valuation allowance against deferred tax assets of certain subsidiaries with limited prospects of generating taxable income, which amount to R$ 3.4 (2000 - R$ 3.4) with respect to income tax loss carryforwards and R$ 0.8 (2000 - R$ 0.8) with respect to social contribution loss.

     Tax loss carryforwards may be used to offset up to 30% of taxable income for future periods and do not expire.

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


(d)  Tax exemption

     The following indirect controlled companies obtained partial or total exemption of federal income tax in connection with a governmental program for the development of the Northeast Region of Brazil, as follows:

     Subsidiary company               Industrial unit                 Exemption - %    Termination
     ------------------------------   -----------------------------   -------------    -----------
     Oxiteno Nordeste S.A. -          Camacari plant                            100           2006
     Industria.e Comercio.

     Bahiana Distribuidora de Gas     Mataripe base                             100           2003
     Ltda.                            Ilheus and Aracaju bases                   50           2000
                                      Juazeiro base                             100           2004
                                      Suape base                                100           2007

     Terminal Quimico de Aratu S.A.   Aratu terminal                            100           2003
     - Tequimar                       Suape terminal
                                        Acetic acid and butadiene
                                            by-products                        37.5           2000
                                        Other products                          100           2005

     The subsidiary companies record the tax benefits from the partial or the total exemption from income tax in a specific capital reserve in stockholders' equity. In the consolidated statement of operations, these benefits are reported as "Benefit of tax holidays".

17   Stock Option Plan

     At the General Ordinary and Extraordinary Meeting of stockholders held on April 27, 2001, the stockholders approved the Stock Option Plan, to be offered to managers and employees in positions of responsibility of the Company and its subsidiary companies. No options had been granted under this plan up to December 31, 2001.

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


18   Employee Benefits and Private Pension Plan

     The Company and its subsidiary companies offer benefits to employees, such as life insurance, health care and a pension plan. In addition, they offer loans for the acquisition of vehicles and personal computers to employees of certain subsidiary companies. These benefits are recorded on the accrual basis and terminate at the end of the employment relationship.

     In August 2001, the Company and its subsidiary companies started to offer their employees a defined contribution pension plan. Adoption of this plan, which managed by Ultraprev - Associacao de Previdencia Complementar (Ultraprev), was approved at the Board of Directors Meeting held on February 15, 2001. Under the terms of the plan, the basic contribution of each participating employee is defined annually by the participant as between 0% and 11% of his /her salary. The sponsoring companies provide a matching contribution in an identical amount as the basic contribution. As participants retire, they may opt to receive monthly (i) a percentage varying between 0.5% and 1.0% of the fund accumulated in their name in Ultraprev or (ii) a fixed monthly amount which will extinguish the fund accumulated in the participant's name over a period of between 5 and 25 years. As such, neither the Company nor its subsidiary companies assume responsibility for guaranteeing the levels of amounts or periods of receipt for the participants that retire under this plan. In 2001, the Company and its subsidiary companies contributed R$ 1.2 to Ultraprev, which was recorded as an expense in the results of operations for the year. The total number of employee participants in December 2001 was 4,939, with no participants already retired.

     Additionally, Ultraprev has 3 active participants and 34 former employees receiving defined benefits according to the policies of a previous multi-employer plan. Considering that the fair market value of the plan's assets amply exceeds the present actuarial value of the accumulated benefit obligations, the sponsoring entities have not been contributing to the plan for these 37 participants. On the other hand, the sponsoring entities do not believe that it would be possible to recover any amounts from the plan, based on legislation applicable to closed private pension entities. As a result, no asset or liability relating to these participants has been recorded in the financial statements of the sponsoring companies.

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


19 Summary and Reconciliation of the Differences between Brazilian Corporate Law and US GAAP

I    Description of the GAAP differences

     The accounting policies of the Company comply with, and its financial statements are prepared in accordance with, Brazilian corporate law. Note 3 to the financial statements summarizes the accounting policies adopted by the Company. Accounting policies which differ significantly from US GAAP are summarized below.

(a)  Inflation accounting for the years ended in December 31, 1996 and 1997

     As discussed in Note 2, in the corporate law financial statements, accounting for the effects of inflation was discontinued as of December 31, 1995. Under US GAAP, Brazil was considered to be a hyper-inflationary economy until July 1, 1997, and the recognition of the effect of inflation was required until no later than December 31, 1997.

     In determining amounts under US GAAP, the effects of inflation for the years ended December 31, 1996 and 1997 were determined using the Indice Geral de Precos do Mercado- IGP-M index.

     As described in Note 2, in 2001 the Company changed its method of presenting its primary financial statements filed with the SEC. Through December 31, 2000, the primary financial statements were presented in accordance with Brazilian GAAP, which required the use of the constant currency methodology. Beginning in 2001, the Company has elected to present its primary financial statements, and the related reconciliation to accounting principles generally accepted in the United States of America (US GAAP), using the accounting principles determined by Brazilian corporate law.

     A reconciliation of the differences between the reconciled US GAAP balances as previously presented and as currently presented is as follows:

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


                                                                  Stockholders' equity          Net income for the
                                                                       at December, 31     year ended December, 31
                                                              ------------------------    ------------------------

                                                                    1999          2000          1999          2000
                                                              ----------    ----------    ----------    ----------
     Amounts as previously presented (in constant
        reais of purchasing power of December 31, 2000)            889.4         944.1          72.8          84.6
     Reversal of monetary restatements between
        January 1, 1998 and December 31, 2000                      (75.7)       (133.8)         (6.3)         (0.9)
     Deferred tax effects                                           44.9          68.3          41.5          11.7
     Minority interests                                            (98.5)        (24.0)         (9.3)         28.4
                                                              ----------    ----------    ----------    ----------

     Amounts currently presented (in nominal reais)                760.1         854.6          98.7         123.8
                                                              ==========    ==========    ==========    ==========

(b)  Inflation accounting methodology and indices

     Through December 31, 1995, the Company used indices established by the government to restate balances and transactions for purposes of its corporate law financial statements. Such indices do not necessarily represent changes in general price levels, as would be required under US GAAP.

     Because the Company's management believes that the General Price Index computed by Fundacao Getulio Vargas is the most appropriate and consistent measure of the general price inflation in Brazil and because of its availability, for US GAAP purposes the Company adopted the IGP-DI for purposes of restatement of its financial statements through December 31, 1995, replacing the government mandated index. This procedure is consistent with the recommendation by the Brazilian Task Force (organized under the AICPA International Practices Task Force to review the issue of the appropriate index to be used for preparing price-level adjusted financial statements of Brazilian companies filing with the SEC) of using the IGP-M or IGP-DI for such purposes. Thus, all non-monetary assets and liabilities were restated using the IGP-DI since the inception of the Company.

(c)  Reversal of fixed asset revaluations and related deferred tax liabilities

     For US GAAP reconciliation purposes, the revaluation of fixed assets and the related deferred tax effects recorded in the Brazilian corporate law financial statements have been eliminated in order to present fixed assets at historical cost less accumulated depreciation. Accordingly, the depreciation on such revaluation charged to income has also been eliminated for US GAAP reconciliation purposes.

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


(d)  Deferred charges

     Brazilian corporate law permits deferral of research and development costs and of pre-operating expenses incurred in the construction or expansion of a new facility until the facility begins commercial operations. Deferred charges are amortized over a period of five to ten years.

     For US GAAP reconciliation purposes, such amounts do not meet the conditions established for deferral and accordingly have been charged to income.

(e)  Investments in affiliates

     As from 1996 Brazilian corporate law requires certain less than 20% - owned affiliates in which an investor owns more than 10% of voting stock to be accounted for on the equity method.

     For US GAAP reconciliation purposes, less than 20% - owned affiliates have been accounted for on the basis of cost for all years presented.

(f)  Capitalization of interest costs in relation to construction in progress

     Under Brazilian corporate law, prior to January 1, 1996 the Company did not capitalize the interest cost of borrowed funds as part of the cost of the related asset. Under US GAAP, capitalization of borrowed funds during construction of major facilities is recognized as part of the cost of the related assets.

     Under US GAAP, interest on construction-period borrowings denominated in foreign currencies is capitalized using contractual interest rates, exclusive of foreign exchange or monetary correction gains or losses. Interest on construction-period borrowings denominated in reais is capitalized.

(g)  Income taxes

     Under Brazilian corporate law and US GAAP, the liability method of accounting for income taxes is followed.

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


     Under the Brazilian Constitution, prior to September 2001, the President could issue provisional measures which have the force of law for 30 days or upon rejection by the Congress, if earlier. Provisional measures were frequently reissued repetitively by the president after the 30-day period had passed. At December 31, 2000, the social contribution rate established by enacted law was 8%, and an outstanding provisional measure had changed the rate to 9% through December 31, 2002. The 9% rate was not enacted into permanent law until September 2001, as part of a constitutional amendment regarding the use of provisional measures.

     For the calculation of deferred taxes, Brazilian corporate law requires the use of the tax rate that is expected to be in effect when the temporary differences or tax loss carryforwards will be realized. When applying this rule, provisional measures which provide for changes in tax rates are considered to have been substantively enacted and are utilized to calculate the deferred taxes. At December 31, 2001, the enacted social contribution rate of 8% was used to calculate deferred taxes for US GAAP purposes. At December 31, 2001, the same social contribution rates were used to calculate deferred taxes in both the Brazilian corporate law financial statements and for US GAAP purposes.

     Under US GAAP, only enacted tax rates may be used to calculate deferred taxes. Tax rates for future periods which have been established by provisional measures are not considered to have been enacted and are ignored.

(h)  Acquisitions and business combinations

     Under Brazilian corporate law and US GAAP, business combinations are generally accounted for by the purchase method. However, under Brazilian corporate law, assets and liabilities of acquired entities are reflected at book values, whereas under US GAAP fair values are utilized.

     For US GAAP reconciliation purposes, fair values have been assigned to acquired assets and liabilities in business combinations in accordance with US practices applicable to each specific transaction. For US GAAP purposes, the balance of goodwill at December 31, 2001 is R$ 10.7, which was being amortized to income over 9 years. See Note 19 I (o) for changes to be implemented in 2002.

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


     Under Brazilian corporate law, purchases by subsidiaries of treasury stock from minority stockholders are initially recorded at cost. Upon cancellation of these shares, the difference between cost and the related book value of the subsidiary's stockholders' equity is recorded by the parent company and in the consolidated financial statements as a capital gain or loss. Direct purchases by the parent company of subsidiaries' stock from minority stockholders are recorded at cost, with the difference between cost and the related book value of the subsidiaries' stockholders' equity recorded as a capital gain or loss by the parent company and in the consolidated financial statements.

     Under US GAAP, purchases of treasury stock by subsidiaries from minority stockholders and direct purchases by the parent company of subsidiaries' stock from minority stockholders are recorded as step acquisitions under the purchase method, with assignment of the purchase price to the underlying assets and liabilities based on their fair values and recording of goodwill to the extent that the purchase price exceeds the proportionate amount of the net fair value of the assets and liabilities. No gain or loss is recognized upon either purchase or cancellation of the shares.

(i)  Earnings per share

     Under Brazilian corporate law, earnings per share are determined based upon the total number of shares, common and preferred, outstanding as of the end of the period, without giving retroactive effect to stock splits.

     Under US GAAP, earnings per share are determined based upon the weighted average number of shares outstanding during the period, giving retroactive effect to stock splits. Entities whose capital structures include non-convertible securities that may participate in dividends with common stock according to a predetermined formula should use the two-class method of computing earnings per share as described in Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128). The calculation of earnings per share under US GAAP is shown in Note 19V (a).

(j)  Available-for-sale securities

     Under Brazilian corporate law available-for-sale securities are generally carried at cost, less provisions charged to the statement of operations if a loss in value is considered to be other than temporary.

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


     For US GAAP reconciliation purposes, available-for-sale securities have been recorded at estimated market value, and the resulting adjustments have been recognized as a separate component of stockholders' equity, net of deferred tax effects, until realization. During the years presented, no securities classified under US GAAP as available-for-sale were disposed of.

(k)  Expenses for public offering of shares

     Costs associated with the offering of shares to the public are recorded as expenses under Brazilian corporate law. Under US GAAP these costs, net of related tax benefits, directly reduce the proceeds of the offering recorded in capital.

(l)  Accounting for financial instruments

     Brazilian corporate law does not specifically address the accounting for derivative financial instruments. In the Company's corporate law derivative financial instruments are recorded at net settlement price as determined on each balance sheet date, with gains and losses of designated hedge instruments deferred until realization of the hedged item.

     Under US GAAP, effective January 1, 2001, all derivative financial instruments must be reported at fair value on each balance sheet date. Also under US GAAP, the requirements for a derivative instrument to qualify for hedge accounting and deferral of gains and losses are more restrictive than under Brazilian corporate law.

(m)  Classification of debt with written put options

     Under Brazilian corporate law, debt instruments with put options are classified in the balance sheet based on the final maturity date, instead of the put option exercise date, unless there is sufficient persuasive evidence that a substantial portion of the debtholders will exercise the put option.

     Under US GAAP, the exercise date of the put option is considered when determining the balance sheet classification.

(n)  Financial statement note disclosures

     Brazilian corporate law requires, in general, less information to be disclosed in the notes to the financial statements than US GAAP. The additional disclosures required by US GAAP which are relevant to the accompanying financial statements are included in Note 19 V.

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


(o)  Recently issued accounting pronouncements

     In July 2001, the Financial Accounting Standards Board issued Statement No. 141, "Business Combinations ", and Statement No. 142, " Goodwill and Other Intangible Assets". Statement No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement No. 142 will be effective for the Company beginning in 2002, and requires that goodwill and intangible assets with indefinite useful lives no longer be amortized but instead tested for impairment at least annually. The Company currently has unamortized goodwill of approximately R$ 10.7, which will be subject to the transition provisions of Statement No. 142. Under the new rules, the Company would eliminate the amortization expense related to goodwill (which totalled R$ 0.6, R$ 0.7 and R$ 0.6 in 1999, 2000 and 2001, respectively). The Company is currently evaluating the full impact of adopting Statement No. 142.

     In June 2001, the Financial Accounting Standards Board issued Statement No. 143 "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 is effective for the Company beginning on January 1, 2002. The Company does not expect the adoption of Statement No. 143 to have a material effect on its financial position or results of operations.

     In August 2001, the Financial Accounting Standards Board issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets", which clarifies the accounting for asset impairments and changes the reporting of discontinued operations. Statement No. 144 is effective for the Company beginning in 2002. The Company does not expect the adoption of Statement No. 144 to have a material effect on its financial position or results of operations.

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


II Reconciliation of the differences between US GAAP and Brazilian corporate law in net income

                                                                                                Years ended December 31
                                                                                    -----------------------------------

                                                                                         1999         2000         2001
                                                                                    ---------    ---------    ---------
     Net income as reported under Brazilian corporate law                                87.9        128.5        132.2
                                                                                    ---------    ---------    ---------

     Reversal of revaluation adjustments
         Depreciation of property, plant and equipment                                   21.6         55.0          5.1
         Deferred tax effects                                                            (1.3)       (13.6)        (0.4)
         Minority interests                                                              (9.5)       (30.7)        (0.9)
                                                                                    ---------    ---------    ---------

                                                                                         10.8         10.7          3.8
                                                                                    ---------    ---------    ---------

     Inflation accounting for the years ended
        December  31, 1996 and 1997
          Property, plant and equipment - incremental depreciation                       (8.1)        (6.9)        (4.2)
           Inventories and other non-monetary assets - incremental cost of
                production                                                               (0.8)        (0.4)        (0.4)
                                                                                    ---------    ---------    ---------

                                                                                         (8.9)        (7.3)        (4.6)
            Deferred tax effects                                                          2.9          2.4          1.5
             Minority interests                                                           2.1          2.3          1.5
                                                                                    ---------    ---------    ---------

                                                                                         (3.9)        (2.6)        (1.6)
                                                                                    ---------    ---------    ---------

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


                                                                                        Years ended December 31
                                                                         --------------------------------------

                                                                               1999          2000          2001
                                                                         ----------    ----------    ----------
     Restatement  based on IGP-DI, replacing the government
        index for periods prior to 1996
          Property, plant and equipment                                        (9.1)         (0.8)          0.9
          Other non-monetary assets                                             1.4                         0.7
                                                                         ----------    ----------    ----------

                                                                               (7.7)         (0.8)          1.6
           Deferred tax effects                                                 2.5           0.2          (0.5)
           Minority interests                                                  (0.1)         (0.4)         (0.9)
                                                                         ----------    ----------    ----------

                                                                               (5.3)         (1.0)          0.2
                                                                         ----------    ----------    ----------

     Different criteria for
        Equity method of accounting                                             3.0          (8.9)         (7.3)
        Cancellation of subsidiaries' treasury stock                           (4.9)         (0.9)          0.9
        Deferred charges expensed                                              (4.3)        (12.4)        (14.1)
        Capitalization of interest costs during construction,
          net of depreciation                                                  (1.0)         (1.0)         (1.0)
        Fair value adjustments relating to accounting for
          derivative instruments and hedging activities                                                     4.1
        Other individually insignificant adjustments                           (0.7)         (1.1)         (1.0)
        Expenses for public offering of shares, net of tax benefits            13.9
                                                                         ----------    ----------    ----------

                                                                                6.0         (24.3)        (18.4)
        Deferred tax effects                                                    7.4           7.8           5.2
         Minority interests                                                    (3.2)          5.7           2.6
                                                                         ----------    ----------    ----------

                                                                               10.2         (10.8)        (10.6)
                                                                         ----------    ----------    ----------

        Fair value adjustments relating to business combinations               (1.5)         (1.5)         (1.5)
        Deferred tax effect                                                     0.5           0.5           0.5
                                                                         ----------    ----------    ----------

                                                                               (1.0)         (1.0)         (1.0)
                                                                         ----------    ----------    ----------

     Net income under US GAAP                                                  98.7         123.8         123.0
                                                                         ==========    ==========    ==========

     Basic earnings per thousand shares under US GAAP
        (in accordance with SFAS 128) - R$

     Basic earnings per thousand common shares                                 2.24          2.24          2.23
     Basic earnings per thousand preferred shares                              2.50          2.57          2.55

     Dilutive earning (losses) per thousand shares have not been disclosed, since the Company has no dilutive shares. The calculation of earnings per thousand shares is summarized in Note 19 V (a).

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


III Reconciliation of the differences between US and Brazilian corporate law in stockholders' equity

                                                                                       December 31
                                                                        --------------------------

                                                                              2000            2001
                                                                        ----------      ----------
     Stockholders' equity as reported under
         Brazilian corporate law                                             897.7           799.9
                                                                        ----------      ----------

     Reversal of revaluation adjustments
         Property, plant and equipment                                       (59.4)          (54.0)
         Deferred tax effects                                                  2.9             2.5
         Minority interests                                                   15.2            14.3
                                                                        ----------      ----------

                                                                             (41.3)          (37.2)
                                                                        ----------      ----------

     Inflation accounting for the years ended
         December 31, 1996 and 1997
             Property, plant and equipment                                    46.9            42.7
             Other non-monetary assets                                         7.6             7.2
                                                                        ----------      ----------

                                                                              54.5            49.9
             Deferred tax effects                                            (18.0)          (16.5)
             Minority interests                                              (14.9)          (13.4)
                                                                        ----------      ----------

                                                                              21.6            20.0
                                                                        ----------      ----------

     Restatement based on IGP-DI, replacing the government
         index for periods prior to 1996
             Property, plant and equipment                                    (1.8)           (0.9)
             Other non-monetary assets                                        (3.4)           (2.7)
                                                                        ----------      ----------

                                                                              (5.2)           (3.6)
             Deferred tax effects                                              1.7             1.2
             Minority interests                                                5.5             4.6
                                                                        ----------      ----------

                                                                               2.0             2.2
                                                                        ----------      ----------

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


                                                                                           December 31
                                                                             -------------------------

                                                                                   2000           2001
                                                                             ----------     ----------
     Different criteria for
        Equity method of accounting                                               (31.1)         (38.4)
        Cancellation of subsidiaries' treasury stock                               (7.3)          (6.4)
        Deferred charges                                                          (44.2)         (58.3)
        Capitalization of interest costs during
           construction, net of depreciation                                        5.1            4.1
        Fair value adjustments relating to accounting for
           derivative instruments                                                                  4.1
        Other individually insignificant adjustments                                1.4            1.0
                                                                             ----------     ----------

                                                                                  (76.1)         (93.9)
        Deferred tax effects                                                       29.2           34.4
        Minority interests                                                         16.8           19.6
                                                                             ----------     ----------

                                                                                  (30.1)         (39.9)
                                                                             ----------     ----------

        Fair value adjustments relating to
           business combinations                                                   10.8            9.3
        Deferred tax effect                                                        (3.6)          (3.1)
                                                                             ----------     ----------

                                                                                    7.2            6.2
                                                                             ----------     ----------

        Available-for-sale securities (temporary unrealized losses)                (8.0)          (8.7)
        Deferred tax effect                                                         2.7            2.9
        Minority interest                                                           2.8            3.1
                                                                             ----------     ----------

                                                                                   (2.5)          (2.7)
                                                                             ----------     ----------

     Approximate stockholders' equity under US GAAP                               854.6          748.5
                                                                             ==========     ==========

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


IV Statement of changes in stockholders' equity in accordance with US GAAP

                                                                                  Years ended December 31
                                                                   --------------------------------------

                                                                         1999          2000          2001
                                                                   ----------    ----------    ----------
     Stockholders' equity under US GAAP as
       of beginning of the year                                         388.2         760.1         854.6

        Additional paid in capital                                        0.7           0.7           0.7

        Net income for the year                                          98.7         123.8         123.0
        Dividends and interest on own capital                           (23.0)        (31.1)       (229.6)
        Spin-off of assets of Imaven and Imaven Fortaleza               (22.7)
        Unrealized losses (gains) on available-for-sale
          securities, net of tax                                          1.5           1.1          (0.2)
        Issuance of preferred shares                                    330.6
        Expenses for public offering of shares, net of tax              (13.9)
                                                                   ----------    ----------    ----------

     Stockholders' equity under US GAAP as
       of the end of the year                                           760.1         854.6         748.5
                                                                   ==========    ==========    ==========

     Comprehensive income (under FAS 130)

       Net income for the year                                           98.7         123.8         123.0
       Unrealized losses on available-for-sale investments                1.5           1.1          (0.2)
                                                                   ----------    ----------    ----------

     Total comprehensive income                                         100.2         124.9         122.8
                                                                   ==========    ==========    ==========

     Accumulated other comprehensive loss
       as of the end of the year                                         (3.6)         (2.5)         (2.7)
                                                                   ==========    ==========    ==========

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


V    Additional disclosures required by US GAAP

(a)  Earnings per share

     The following table provides a reconciliation of the numerators and denominators used in computing earnings per share and the allocation of distributed and undistributed income between common and preferred stockholders under the two-class method of computing earnings per share as required by SFAS 128.

                                                                                                            1999
                                                                 -----------------------------------------------

                                                                        Common        Preferred            Total
                                                                 -------------    -------------    -------------
     Distributed income                                                   20.5              2.5             23.0
     Undistributed income                                                 67.5              8.2             75.7
                                                                 -------------    -------------    -------------

     Net income                                                           88.0             10.7             98.7
                                                                 =============    =============    =============

     Weighted average shares outstanding (in thousands)             39,346,839        4,278,161
                                                                 -------------    -------------

     Earnings per thousand shares - whole R$                              2.24             2.50
                                                                 =============    =============

                                                                                                            2000
                                                                 -----------------------------------------------

                                                                        Common        Preferred            Total
                                                                 -------------    -------------    -------------
     Distributed income                                                   21.7              9.4             31.1
     Undistributed income                                                 63.5             29.2             92.7
                                                                 -------------    -------------    -------------

     Net income                                                           85.2             38.6            123.8
                                                                 =============    =============    =============

     Weighted average shares outstanding (in thousands)             37,984,013       15,015,987       53,000,000
                                                                 -------------    -------------    -------------

     Earnings per thousand shares - whole R$                              2.24             2.57
                                                                 =============    =============

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


                                                                                                            2001
                                                                 -----------------------------------------------

                                                                        Common        Preferred            Total
                                                                 -------------    -------------    -------------
     Distributed income                                                   60.6             26.4             87.0
     Distributed reserves                                                 87.1             37.9            125.0
     Supplementary dividends from net income
         for the year ended December 31, 2000                             12.2              5.4             17.6
                                                                 -------------    -------------    -------------

     Total distributions                                                 159.9             69.7            229.6
     Distributions from retained earnings                                (75.2)           (31.4)          (106.6)
                                                                 -------------    -------------    -------------

     Net income                                                           84.7             38.3            123.0
                                                                 =============    =============    =============


     Weighted average shares outstanding (in thousands)             37,984,013       15,015,987       53,000,000
                                                                 -------------    -------------    -------------

     Earnings per thousand shares - whole R$                              2.23             2.55
                                                                 =============    =============

(b)  Concentration of credit risk

     Financial instruments which potentially subject the Company to credit risk are cash and cash equivalents and trade receivables. The Company manages its credit risk with respect to cash equivalents by investing only in very short-term instruments with highly-rated financial institutions. In addition, investments are diversified in several institutions, and credit limits are established for each individual institution.

     The allowance for doubtful accounts at December 31, 2001 amounts to R$
     11.3 (2000 - R$ 3.8).

     Credit risk from accounts receivable is managed following specific criteria for each of the segments in which the Company operates, as follows:

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


     Chemical segment

     Oxiteno's customers for its commodity chemicals are principally chemical companies, surface coating producers and polyester resin producers, and customers for its specialty chemicals comprise a variety of industrial and commercial entreprises. No single customer or group accounts for more than 10% of total revenue. Management believes that by distributing its products to a variety of markets it is able to protect itself, to a certain extent, from the effects of negative trends in any particular market. Oxiteno acts as a member of a Credit Committee of the Brazilian chemical manufacturers which meets monthly to review the financial position of clients showing past due accounts.

     Historically, the Company has not experienced significant losses on trade receivables.

     The Company has discounted with financial institutions certain notes under export financing arrangements. If the original debtors fail to pay their obligations when due, the Company would be committed to repay such amounts. The amount of these contingent obligations was R$ 44.3 and R$
     49.6 at December 31, 2000 and 2001, respectively. Credit risk related to such notes, associated with the chemical segment, is managed following the criteria described above.

     Gas segment

     Ultragaz sells its products to the retail, commercial and industrial markets.

     Sales to the retail market are carried out directly by Ultragaz using cash terms, from which no significant credit risk exists, or through outside distributors. Credit risk in sales to outside distributors is reduced due to the large customer base, the ongoing control procedures that monitor the creditworthiness of distributors, and by short payment terms (20 days on average) that permit continuous monitoring of distributors'compliance.

     Sales to the commercial and industrial markets are made to customers which have signed a credit agreement with the Company and have provided personal guarantees or security. Periodic monitoring of these accounts is performed by specific staff with the support of financial information systems.

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


     No single customer or group accounts for more than 10% of total revenue.

     Historically, the Company has not experienced significant losses on trade receivables.

(c)  Impairment of long-lived assets

     SFAS 121- "Accounting for the Impairment of Long-lived Assets to be Disposed of" requires that an impairment loss be recognized when circumstances indicate that the carrying value of an asset may not be recoverable. Management reviews most long-lived assets, primarily property, plant and equipment to be held and used in the business, investments accounted for under the equity method and goodwill, for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or a group of assets may not be recoverable, and provisions deemed appropriate are recorded.

     Assets are grouped and evaluated for possible impairment at a plant level. Impairment is assessed on the basis of the expected undiscounted cash flows over the estimated remaining lives of the assets related to those plants.

(d)  Statement of cash flows

     Brazilian corporate law does not require the presentation of a statement of cash flows as required by US GAAP. Changes in working capital are presented in the statement of changes in financial position. US GAAP requires the presentation of a statement of cash flows describing a Company's cash flows from operating, financing and investing activities. Statements of cash flows using Brazilian corporate law information are as follows (the reconciling items to US GAAP under note II relate exclusively to operating activities):

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


                                                                                                Years ended December 31
                                                                                    -----------------------------------

                                                                                         1999         2000         2001
                                                                                    ---------    ---------    ---------
     Cash flows from operating activities
       Net income                                                                        87.9        128.5        132.2
       Adjustments to reconcile net income
           to cash provided by operating activities
              Depreciation and amortization                                              78.9         90.8        102.4
              Amortization of goodwill (negative goodwill), net                           0.4          0.2         (8.7)
              Loss on sale of property, plant and equipment                               4.7         29.1         21.9
              Unrealized foreign exchange and indexation losses on liabilities          125.7         31.0         74.1
              Increase (decrease) in provision for losses on investments                  5.5         (5.2)        (5.3)
              Equity in (earnings) the results of associated companies                    3.2         (9.6)        (1.9)
              Dividends received from affiliates                                          2.1                       1.3
              Deferred tax expense and social contribution                                2.8         (4.7)        (3.9)
              Provision for contested taxes on revenues                                  12.0         25.5         10.6
              Loss (gain) on change in ownership percentage of investees                 (4.3)         2.9
              Minority interest                                                          73.7         74.2         73.0
              Expenses for public offering of shares                                     15.8
              Other                                                                                   (0.2)         0.1
       Decrease (increase) in operating assets
          Trade accounts receivable                                                     (40.3)       (20.2)       (10.0)
          Taxes recoverable                                                             (10.8)       (39.3)       (39.0)
          Other receivables                                                              (2.8)        (3.7)        (2.3)
           Inventories                                                                  (15.5)        (7.3)        (8.0)
           Prepaid expenses                                                              (0.2)        (1.1)        (1.3)
       Increase (decrease) in operating liabilities
          Suppliers                                                                      33.3         13.8          1.6
          Accrued interest                                                               (3.2)        (2.6)        (0.8)
          Salaries and provision for vacation                                             6.8          6.5          5.5
          Taxes                                                                          (0.1)         1.4         (2.8)
          Income tax and social contribution                                             (6.0)        (4.9)        (2.6)
          Other                                                                           4.3         (2.4)         3.6
                                                                                    ---------    ---------    ---------

       Net cash provided by operating activities                                        373.9        302.7        339.7
                                                                                    ---------    ---------    ---------

     Cash flows from investing activities
        Additions to investments                                                         (0.1)        (0.8)
        Additions to property, plant and equipment                                      (70.0)      (143.5)      (145.7)
        Additions to deferred charges                                                   (21.7)       (32.6)       (57.4)
        Acquisition of minority interests                                                (9.6)        (1.5)       (13.8)
        Proceeds from sales of property, plant and equipment                              5.8          5.1          9.3
        Other                                                                            (0.8)         2.8          0.9
                                                                                    ---------    ---------    ---------

     Net cash used in investing activities                                              (96.4)      (170.5)      (206.7)
                                                                                    ---------    ---------    ---------

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


                                                                                                Years ended December 31
                                                                                 --------------------------------------

                                                                                       1999          2000          2001
                                                                                 ----------    ----------    ----------
     Cash flows from financing activities
       Short-term debt, net                                                            (4.1)        (70.7)        (51.5)
           Long-term loans
              Issuances                                                                43.7          66.9          54.4
              Repayments                                                              (93.2)        (70.4)        (85.3)
           Loans from affiliated companies
              Issuances                                                                10.0           2.9           3.9
              Repayments                                                               (7.1)         (4.5)         (5.2)
       Dividends paid                                                                 (33.3)        (52.7)       (244.3)
       Proceeds from issuance of preferred shares, net of expenses on issuance        314.8
       Other                                                                            2.5           1.9         (11.2)
                                                                                 ----------    ----------    ----------

       Net cash provided by (used in) financing activities                            233.3        (126.6)       (339.2)
                                                                                 ----------    ----------    ----------

     Net increase (decrease) in cash and cash equivalents                             510.8           5.6        (206.2)
       Cash and cash equivalents at the beginning of the year                         345.8         856.6         862.2
                                                                                 ----------    ----------    ----------

       Cash and cash equivalents at the end of the year                               856.6         862.2         656.0
                                                                                 ==========    ==========    ==========

     Supplemental disclosure of cash flow information
       Cash paid during the year for
           Interest, net of amounts capitalized                                        44.7          38.8          38.3
           Taxes on income                                                             21.2          44.7          20.6
       Non-cash transactions
           Direct supplier financing of acquisition
               of property, plant and equipment                                         2.7           5.5
           Distribution of Imaven assets to stockholders                               22.7

(e)  Segment information

     The Company has two reportable segments: the chemical segment and the gas segment. The chemical segment produces primarily ethylene oxide, ethylene glycols, ethanolamines and glycol ethers. The gas segment distributes LPG to retail, commercial and industrial consumers mainly in the States of Sao Paulo, Parana and Bahia. Although the Company is also engaged in transportation and storage of chemicals and real estate activities, none of such activities meets the criteria for a reportable segment. Reportable segments are strategic business units that offer different products and services. Each of the reportable segments has a responsible senior officer who reports to the Board of the Company. Intersegment sales are transacted at prices approximating those that the selling entity is able to obtain on external sales.

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


     Financial information about each of the Company's reportable segments, which is based on the segments' Brazilian corporate law accounting records, is as follows:

                                                                                      Year ended December 31, 1999
                                       ---------------------------------------------------------------------------

                                                Gas     Chemicals           Other    Eliminations     Consolidated
                                       ------------  ------------   -------------    ------------    -------------
Net revenues from sales to unaffiliated
  companies                                   937.4         593.4            63.8                          1,594.6
Intersegment sales                                                           23.5           (23.5)
                                       ------------  ------------   -------------    ------------    -------------

Net revenues                                  937.4         593.4            87.3           (23.5)         1,594.6
                                       ============  ============   =============    ============    =============

Operating profit before financial
  income (expense)                            100.7         141.2            16.2                            258.1
                                       ============  ============   =============    ============    =============

Financial income (expenses), net                                                                             (34.4)
Expenses for public offering of shares                                                                       (15.8)
Non-operating expense, net                                                                                    (2.5)
Equity in earnings (losses) of
affiliates                                                                                                    (3.2)
                                                                                                     -------------

Income before taxes and minority
interests                                                                                                    202.2
                                                                                                     =============

Additions to property, plant and
  equipment
  Brazilian corporate law                      40.9          22.2             9.6                             72.7
  US GAAP                                      40.9          22.2             9.6                             72.7
                                       ============  ============   =============    ============    =============

Depreciation and amortization charges
  Brazilian corporate law                      33.6          37.4             7.9                             78.9
  US GAAP                                      22.5          26.7             9.6            (1.2)            57.6
                                       ============  ============   =============    ============    =============

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


                                                                                      Year ended December 31, 2000
                                       ---------------------------------------------------------------------------

                                                Gas     Chemicals           Other    Eliminations     Consolidated
                                       ------------  ------------   -------------    ------------    -------------
Net revenues from sales to unaffiliated
  companies                                 1,125.9         693.0            59.1                          1,878.0
Intersegment sales                                                           34.7           (34.7)
                                       ------------  ------------   -------------    ------------    -------------

  Net revenues                              1,125.9         693.0            93.8           (34.7)         1,878.0
                                       ============  ============   =============    ============    =============

Operating profit before financial
  income (expense)                             98.6          97.0            17.9                            213.5
                                       ============  ============   =============    ============    =============

Financial income (expense), net                                                                               43.4
Non-operating expenses, net                                                                                  (16.5)
Equity in earnings (losses) of
affiliates                                                                                                     9.6
                                                                                                     -------------

Income before taxes and minority
interest                                                                                                     250.0
                                                                                                     =============


Additions to property, plant and
  equipment
  Brazilian corporate law                      89.6          49.0            10.4                            149.0
  US GAAP                                      89.6          49.0            10.4                            149.0
                                       ============  ============   =============    ============    =============
Depreciation and amortization charges
  Brazilian corporate law                      42.3          39.1             9.4                             90.8
  US GAAP                                      27.6          26.5            10.7            (1.2)            63.6
                                       ============  ============   =============    ============    =============

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


                                                                                      Year ended December 31, 2001
                                       ---------------------------------------------------------------------------

                                                Gas     Chemicals           Other    Eliminations     Consolidated
                                       ------------  ------------   -------------    ------------    -------------
Net revenues from sales to unaffiliated
  companies                                 1,381.1         840.6            63.0                          2,284.7
Intersegment sales                                                           40.3           (40.3)
                                       ------------  ------------   -------------    ------------    -------------

  Net revenues                              1,381.1         840.6           103.3           (40.3)         2,284.7
                                       ============  ============   =============    ============    =============

Operating profit before financial
income (expense)                              101.1         149.7            28.1                            278.9
                                       ============  ============   =============    ============    =============

Financial income (expense), net                                                                              (31.1)
Non-operating expense, net                                                                                   (17.0)
Equity in earnings of affiliates                                                                               1.9
                                                                                                     -------------

Income before taxes and minority
interest                                                                                                     232.7
                                                                                                     =============

Additions to property, plant and
  equipment
  Brazilian corporate law                      97.9          37.1            10.7                            145.7
  US GAAP                                      97.9          37.1            10.7                            145.7
                                       ============  ============   =============    ============    =============

Depreciation and amortization charges
  Brazilian corporate law                      61.9          31.2             9.3                            102.4
  US GAAP                                      36.1          29.7            10.3            (1.2)            74.9
                                       ============  ============   =============    ============    =============

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


                                                                                         December 31
                                                                  -----------------------------------

                                                                             2000               2001
                                                                  ----------------   ----------------
Identifiable assets - Brazilian corporate law
Gas                                                                         652.5              753.2
Chemical                                                                    937.4              986.7
Other                                                                       810.6              676.6
Eliminations                                                               (386.0)            (464.5)
                                                                  ---------------    ---------------

Total consolidated assets                                                 2,014.5            1,952.0
                                                                  ===============    ===============

Identifiable assets - US GAAP
Gas                                                                         611.0              699.5
Chemical                                                                    947.9              994.4
Other                                                                       794.3              657.4
Eliminations                                                               (385.6)            (459.3)
                                                                  ---------------    ---------------

Total consolidated assets                                                 1,967.6            1,892.0
                                                                  ===============    ===============

Investments in equity investees - Brazilian corporate law
Chemical                                                                     61.1               63.0
                                                                  ---------------    ---------------

Total consolidated                                                           61.1               63.0
                                                                  ===============    ===============

Investments in equity investees - US GAAP
Gas                                                                           1.2                1.5
Chemical                                                                     32.2               33.8
                                                                  ---------------    ---------------

Total consolidated                                                           33.4               35.3
                                                                  ===============    ===============

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


(f)  Geographical area information

     All long-lived assets are located in Brazil. The Company generates revenues from operations in Brazil as well as from exports of products to clients located in foreign countries as shown below:

                                                                        Years ended December 31
                                                     ------------------------------------------

                                                           1999            2000            2001
                                                     ----------      ----------      ----------
     Gross sales
         Brazil                                         1,759.2         2,064.1         2,595.7
         Foreign countries                                167.8           237.1           266.8
                                                     ----------      ----------      ----------

     Total                                              1,927.0         2,301.2         2,862.5
                                                     ==========      ==========      ==========

     Exports
         Latin America, other than Brazil                  67.3            84.8           107.8
         Far East                                          60.1            42.0            84.0
         Europe                                            21.9            26.4            31.4
         North America                                     13.4            80.9            33.3
         Other                                              5.1             3.0            10.3
                                                     ----------      ----------      ----------

                                                          167.8           237.1           266.8
                                                     ==========      ==========      ==========

(g)  Research and development expenses

     Total research and development expense amounted to R$ 9.5, R$ 9.5 and R$
     10.2 in the years ended December 31, 1999, 2000 and 2001, respectively.

(h)  Employee severance fund and termination payments

     The Company is required to contribute 8% of each employee's gross pay to an account maintained in the employee's name in the Government Severance Indemnity Fund (FGTS). No other contributions to the FGTS are required. Additionally, effective September 2001, the Company is required to pay an additional tax equal to 0.5% of gross pay. Contributions are expensed as incurred.

     Ultrapar Participacoes S.A. and Subsidiaries

     Notes to the Consolidated Financial Statements
     Expressed in millions of reais, unless otherwise stated
     ---------------------------------------------------------------------------


     Under Brazilian law, the Company is also required to pay termination benefits to employees who have been dismissed. The amount of the benefit is calculated as 40% of the accumulated contributions made by the Company to the FGTS during the employee's period of service. Additionally, effective September 2001, the company is required to pay a social tax of 10% of these accumulated contributions. The Company does not accrue for these termination costs before a decision to terminate has been made, since the benefits are neither probable nor reasonably estimable. Actual termination costs paid on dismissal totalled R$ 3.0, R$ 3.5 and R$ 3.8 in the years ended December 31, 1999, 2000 and 2001, respectively.


                                     * * *

                                 EXHIBIT INDEX


Exhibit Number
--------------

      1.        Ultrapar Bylaws*
      2.        Ultra S.A.'s Shareholders' Agreement
      8.        List of Subsidiaries of Ultrapar
     10. Letter from Ultrapar regarding certain representations given by Arthur Andersen

--------
     * Incorporated by reference to Annual Report on Form 20-F for fiscal year ended December 31, 2000 (File No. 001-14950) filed with the SEC on May 25, 2001.