Form 20-F
period 2002-12-31
ULTRAPAR HOLDINGS INC
filed 2003-06-06
CIK 1094972

As filed with the Securities and Exchange Commission on June 6, 2003
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 20-F

            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 2002
                                       OR
              TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        Commission File Number 001-14950

                          ULTRAPAR PARTICIPACOES S.A.
             (Exact name of Registrant as specified in its charter)

     ULTRAPAR HOLDINGS INC.                   THE FEDERATIVE REPUBLIC OF
                                                       BRAZIL
  (Translation of Registrant's              (Jurisdiction of incorporation
       name into English)                          or organization)

                                   ---------

          Av. Brigadeiro Luis Antonio, 1343, 9(0) Andar Sao Paulo, SP,
                                Brazil 01317-910
                          (Telephone: 55-11-3177-6482)
         (Address and telephone number of principal executive officers)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                                Name of each stock exchange on
      Title of each class                               which registered
 ------------------------------------           -------------------------------
 Preferred Shares, without par value*               New York Stock Exchange

                         ______________

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

         Securities registered or to be registered pursuant to Section
                               12(g) of the Act:
                                      NONE

       Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:
                                      NONE

           The number of outstanding shares of each class of stock of Ultrapar Participacoes S.A. as of December 31, 2002.

                   Common Shares            51.264.621.778
                   Preferred Shares         18.426.647.050

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

                            Yes   [X]   No   [_]

    Indicate by check mark which financial statement item the registrant has elected to follow:

                          Item 17 [_]     Item 18 [X]

===============================================================================

                               TABLE OF CONTENTS

INTRODUCTION ..............................................................  3
FORWARD-LOOKING STATEMENTS ................................................  5

PART I
ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS ............  6
ITEM 2.  OFFER STATISTICS AND EXPECTED TIME TABLE .........................  6
ITEM 3.  KEY INFORMATION ..................................................  6
ITEM 4.  INFORMATION ON THE COMPANY ....................................... 17
ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS ..................... 58
ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES ....................... 72
ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS ................ 78
ITEM 8.  FINANCIAL INFORMATION ............................................ 80
ITEM 9.  THE OFFER AND LISTING ............................................ 82
ITEM 10. ADDITIONAL INFORMATION ........................................... 83
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK ....... 92
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES ........... 94

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES .................. 94
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
         AND USE OF PROCEEDS .............................................. 94
ITEM 15. CONTROLS AND PROCEDURES .......................................... 94
ITEM 16. [Reserved] ....................................................... 94

PART III
ITEM 17. FINANCIAL STATEMENTS ............................................. 94
ITEM 18. FINANCIAL STATEMENTS ............................................. 94
ITEM 19. EXHIBITS ......................................................... 95

GLOSSARY .................................................................. 95
SIGNATURES ................................................................
CERTIFICATIONS PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002 ..

INTRODUCTION

  In this annual report, "Ultrapar", "we", "us" and "our" refer to Ultrapar Participacoes S.A. "Ultragaz" refers to Ultragaz Participacoes S.A. together with its subsidiaries. "Oxiteno" refers to Oxiteno S.A. Industria e Comercio, together with its subsidiaries. "Ultra S.A." refers to Ultra S.A. Participacoes. "Ultracargo" refers to Ultracargo Participacoes Ltda. "Tequimar" refers to Terminal Quimico de Aratu S.A. "Transultra" refers to Transultra Armazenamento e Transporte Especializado Ltda.

     All references herein to the "real", "reais", or "R$" are to the Brazilian real, the official currency of Brazil. All references to "U.S. dollars", "dollars" or "U.S.$" are to United States dollars.

  Some of the figures included in this annual report may not sum due to rounding.

  We will provide without charge to each person to whom this report is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference into this annual report (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to Ultrapar Participacoes S.A., Av. Brigadeiro Luiz Antonio, 1343, 9(0) Andar, Sao Paulo, SP, Brazil 01317-910, Attention: Director, Investor Relations. Telephone requests may be directed to 55-11-3177-6482.

  Financial Statements

  The audited consolidated balance sheets included in this annual report as of December 31, 2002 and 2001 and the related consolidated statements of income, cash flows, changes in financial position and changes in shareholders's equity for each of the years ended December 31, 2002, 2001 and 2000, including the notes thereto, are our consolidated financial statements. The selected financial information presented below should be read in conjunction with our consolidated financial statements and the notes thereto.

  The following paragraphs discuss some important features of the presentation of the selected financial information and our consolidated financial statements. These features should be kept in mind in evaluating the selected financial information and in reading "Item 5. Operating and Financial Review and Prospects"

  Accounting Methodologies in Brazil

  Until December 31, 1995, publicly-traded companies in Brazil were required to prepare financial statements pursuant to one of two methods: (1) the corporate law method, which was and remains valid for all legal purposes, including for determining income taxes and calculating mandatory minimum dividends; and (2) the constant currency method to present supplementary price-level adjusted financial statements pursuant to standards prescribed by the Brazilian securities commission, known as the Comissao de Valores Mobiliarios or CVM.

  o Corporate law method. The corporate law method, which we refer to as accounting practices adopted in Brazil in this annual report, provides a simplified methodology for accounting for the effects of inflation until December 31, 1995. This method consisted of restating permanent assets (property, plant and equipment; investments and deferred charges) and shareholders' equity accounts using indices mandated by the federal government. The net effect of these restatements was credited or charged to the statement of operations in a single caption, usually entitled "monetary correction adjustments" or "inflation adjustments".

  o Constant currency method. The Brazilian Institute of Independent Auditors, or IBRACON, and the Federal Accounting Council, or CFC, required inflation indexing, when the inflationary effect for the year is significant. Under the constant currency method, all historical Brazilian real amounts in the financial statements and notes thereto were expressed in constant purchasing power as of the latest balance sheet date, in accordance with standards prescribed by the CVM for publicly- traded entities.

  Changes in Reporting of Results of Operations

  In accordance with the discussion paper issued by the International Task Force of the American Institute of Certified Public Accountants (AICPA), as of January 1, 2000, Brazilian companies have been allowed to prepare their financial statements in accordance with the accounting practices adopted in Brazil as the primary basis of accounting in fillings with the U.S. Securities and Exchange Commission, or SEC. Previously, presentation in constant purchasing power was mandatory.

  Until 1999, our consolidated financial statements were prepared in accordance with the constant currency method. However, for local reporting purposes, we prepared our consolidated financial statements in accordance with the Brazilian Corporate Law and accounting standards and procedures established by the CVM.

  In order to conform the financial statements for the use of our shareholders in the United States of America to the same basis used in the primary market in Brazil, effective from January 1, 2000, our management elected to change the presentation of our consolidated financial statements to accounting practices adopted in Brazil. Given that this change constitutes a change in reporting currency, all prior methods have been restated to be in accordance with the accounting practices adopted in Brazil and to facilitate comparability with subsequent periods.

  Accounting practices adopted in Brazil and U.S. GAAP

  Our consolidated financial statements are prepared in accordance with accounting practices adopted in Brazil, which include accounting principles emanating from the Brazilian Corporate Law and accounting standards and procedures established by the CVM. Such accounting practices differ in certain material respects from accounting principles generally accepted in the United States of America, or U.S. GAAP. See note 23 to our consolidated financial statements for a summary of the differences between the accounting practices adopt in Brazil and U.S. GAAP, and a reconciliation to U.S. GAAP of shareholders' equity as of December 31, 2001 and 2002, and net income for each of the three years in the period ended December 31, 2002. As described above, current accounting practices in Brazil do not allow price-level accounting for periods after December 31, 1995. Under U.S. GAAP price-level adjusted accounting continued until July 1, 1997, when Brazil ceased to be considered a highly inflationary economy for U.S. GAAP purposes.

FORWARD-LOOKING STATEMENTS

  The declarations contained in this annual report in relation to our plans, forecasts, strategies, and projections about future events, are forward-looking statements which involve risks and uncertainties and which are therefore not guarantees of future results. Words such as "believe", "expect", "plan", "strategy", "prospect", foresee", estimate", "project", "anticipate", "can" and similar words are intended to identify forward-looking statements. We have made forward-looking statements which cover among other things, our:

o    strategy for marketing and operational expansion;

o    capital expenditures forecasts; and

o    development of additional sources of revenue.

These forward-looking statements are subject to risks and uncertainties, which could mean that our actual results and performance could differ significantly from those anticipated and therefore decisions should not be based exclusively on these forecasts. The risks and uncertainties include, but are not limited to:

o general economic and business conditions, including the crude oil prices and other commodities, refining margins and prevailing foreign exchange rates;

o    competition;

o    ability to produce and deliver products on a timely basis;

o anticipated trends in the liquefied petroleum gas, or LPG industry, including changes in capacity and industry price movements;

o    changes in official regulations;

o    receipt of official authorizations and licenses;

o    political, economic and social events in Brazil;

o    access to sources of financing and our level of debt;

o    other factors contained under Item 3 - "Key Information - Risk Factors".

PART I

ITEM 1.         IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
  Not applicable.



ITEM 2.         OFFER STATISTICS AND EXPECTED TIME TABLE
  Not applicable.


ITEM 3.         KEY INFORMATION

A.   Selected Financial Data

  The following tables present selected consolidated financial information at the dates and for each of the periods indicated. You should read these tables in conjunction with our consolidated financial statements, and the notes thereto, included elsewhere in this annual report. We have derived our selected consolidated financial information for each of the years 1998 through 2002 from our annual financial statements, including the consolidated balance sheets at December 31, 2001 and 2002 and the related consolidated statements of operations, changes in shareholders' equity and changes in financial position for the three years ended December 31, 2002.

  Our consolidated financial statements are prepared in accordance with accounting practices adopted in Brazil, which differ in certain material respects from accounting principles generally accepted in the United States of America, or U.S. GAAP. See note 23 to our consolidated financial statements for a summary of the differences between the accounting practices adopted in Brazil, and U.S. GAAP.

  Our selected financial information should be read in conjunction with "Item 5. Operating and Financial Review and Prospects."

Ultrapar Participacoes S.A. and Subsidiary

                                                                      Year Ended December 31,
                                                   ------------------------------------------------------------------------
                                                   2002            2001            2000           1999           1998
                                                   ------------------------------------------------------------------------
                                                           (in millions of reais, where indicated, except per share data)
Consolidated Income Statement Data:
Accounting practices adopted in Brazil:             R$              R$              R$             R$             R$
Gross sales and services                            3,795.3         2,862.5         2,301.2         1,927.0        1,331.3
Taxes on sales and services, rebates,
discounts and returns                                (800.8)         (577.8)         (423.2)         (332.4)        (287.6)
                                                  ---------       ---------       ---------       ---------       --------
Net Sales and Services                              2,994.5         2,284.7         1,878.0         1,594.6        1,043.7
Cost of  sales and services                        (2,247.1)       (1,698.3)       (1,399.6)       (1,106.7)        (746.3)
                                                  ---------       ---------       ---------       ---------       --------
Gross profit                                          747.4           586.4           478.4           487.9          297.4
Operating (expenses) income
Selling, general and administrative                  (382.3)         (317.7)         (266.2)         (233.6)        (195.1)
Other operating income, net                             0.4            10.2             1.3             3.8            4.1
                                                  ---------       ---------       ---------       ---------       --------
Total operating expenses                             (381.9)         (307.5)         (264.9)         (229.8)        (191.0)
                                                  ---------       ---------       ---------       ---------       --------
Operating income before financial items               365.5           278.9           213.5           258.1          106.4
Net financial income (expenses)                        28.5           (31.1)           43.4           (34.4)          (0.9)
Nonoperating expenses, net                            (44.1)          (17.0)          (16.5)          (18.3)          (6.5)
                                                  ---------       ---------       ---------       ---------       --------
Income before income and social
     contribution taxes                               349.9           230.8           240.4           205.4           99.0
Income and social contribution taxes                  (71.4)          (27.5)          (47.3)          (40.6)         (14.5)
                                                  ---------       ---------       ---------       ---------       --------
Income before equity in earnings (losses)
of associated companies and minority
  interest                                            278.5           203.3           193.1           164.8           84.5
                                                  ---------       ---------       ---------       ---------       --------
Equity in earnings (losses) of
  associated companies                                 (1.7)            1.9             9.6            (3.2)          (5.7)
Minority interest                                     (54.5)          (73.0)          (74.2)          (73.7)         (34.3)
                                                  ---------       ---------       ---------       ---------       --------
Net income                                            222.3           132.2           128.5            87.9           44.5

Net Income per thousand shares(1)                       3.6             2.5             2.4             1.7            1.2
                                                  ---------       ---------       ---------       ---------       --------

Dividends per thousand common shares(2)                1.00            4.20            0.57            0.48          3.70
                                                  ---------       ---------       ---------       ---------       --------
Dividends per thousand preferred shares (2)(3)         1.10            4.63            0.63            0.53            --

U.S. GAAP:
Net income                                           143.9           123.0           123.8            98.7           59.9
Basic and diluted earnings per
thousand common shares(1)                              2.3             2.2             2.2             2.2            1.6
Basic and diluted earnings per thousand
preferred shares(1)(3)                                 2.5             2.5             2.6             2.5             --
Other financial data (accounting practices
adopted in Brazil) (4)
Cash flows from operating activities(5)              468.8           339.7           302.7           373.9          213.4
Cash flows from investing activities(5)             (427.2)         (206.7)         (170.5)          (96.4)        (115.9)
Cash flows from financing activities(5)              (59.7)         (339.2)         (126.6)          233.3          (18.4)
Depreciation and amortization(6)                     121.8           102.4            90.8            78.9           66.3
EBITDA(7)                                            487.3           372.5           304.3           337.0          172.7
Number of common shares (in millions)(8)          51,264.6        37,984.0        37,984.0        37,984.0            2.7
Number of preferred shares (in
     millions) (8)                                18,426.6        15,016.0        15,016.0        15,016.0             --

(1) Although not consistent with the accounting practices adopted in Brazil, for the convenience of the reader, the amounts disclosed in the row labeled Net Income per thousand shares give retroactive effect to the 15,000:1 stock split which occurred in July 1999. One ADS represents 1,000 preferred shares. Common shares and preferred shares each represent the same economic interest in Ultrapar. In 2002, our capital increased by 16.7 billion shares in connection with our corporate restructuring and we therefore base this calculation on the annual weighted average of shares outstanding.

(2) See "Item 8. Financial Information - Consolidated Statements and other Financial Information - Dividend and Distribution Policy" for information regarding declaration and payment of dividends.

(3)  Prior to 1999, Ultrapar had no preferred shares outstanding.

(4) Cash flow and EBITDA information has been derived from our consolidated financial statements prepared in accordance with accounting practices adopted in Brazil.

(5)  See Note 23 (V)(f) to our consolidated financial statements.

(6) Depreciation represents depreciation expenses included in cost of goods and services sold and in selling, general and administrative expenses.

(7) EBITDA is a measure widely used to approximate operating income. Management uses EBITDA as one measure of assessing our ability to generate cash from our operations, along with other measures such as cash flows from operating activities. EBITDA is equal to operating profit plus depreciation and amortization expenses. EBITDA is not a measure of financial performance under U.S. GAAP or accounting practices adopted in Brazil. EBITDA should not be considered in isolation, or as an alternative to net income as a measure of operating performance or to cash flows from operations as a measure of liquidity.


                                                       Reconciliation of operating (expenses) income to EBITDA
                                                                       Year ended December 31,
                                                 ------------  ------------  ------------  ------------  -------------
                                                        2002          2001          2000          1999          1998
                                                 ------------  ------------  ------------  ------------  -------------
                                                                       (in millions of reais)
Operating (expenses) income                              365.5         278.9         213.5         258.1         106.4
Minus: non-cash operating income included in               -            (8.8)          -             -             -
"other operating income, net"
Depreciation and amortization                            121.8         102.4          90.8          78.9          66.3
EBITDA                                                   487.3         372.5         304.3         337.0         172.7
                                                         =====         =====         =====         =====         =====


(8) Figures from 1999 and 1998 take into account the 15,000:1 stock split which occurred in July 1999. In October 1999 our capital was increased by
     12.5 billion shares. In 2002, our capital was increased by 16.7 billion shares in connection with our 2002 corporate restructuring. See "Item 4 A
     - History and Development of the Company" for more information on our corporate restructuring.

Ultrapar Participacoes S.A. and Subsidiaries

                                                                  Year Ended December 31,
                                              ---------------------------------------------------------------
                                              2002          2001           2000           1999           1998
                                              ---------------------------------------------------------------
                                                       (in millions of reais, except per share data)

Consolidated Balance Sheet data:               R$            R$             R$             R$             R$
Accounting practices adopted in Brazil
Current assets:
Cash and cash equivalents                      637.9         656.0          862.2          856.6          345.7
Trade accounts receivable                      271.6         149.2          139.2          119.0           78.6
Inventories                                    106.3          94.5           86.5           79.1           63.6
Other                                          171.1         145.5          102.9           58.2           44.5
Total current assets                         1,186.9                      1,190.8        1,112.9          532.4
                                                           1,045.2

Long-term assets:
Related companies                                2.6           1.7            1.5            1.5            4.9
Other                                           44.8          40.3           34.3           32.5           22.2
Total long-term assets                          47.4          42.0           35.8           34.0           27.1

Permanent assets:
Investments                                     33.0          88.8           87.8           78.2           85.1
Property, plant and equipment                  779.5         707.9          655.9          665.7          722.8
Deferred charges                                81.1          68.1           44.2           31.8           27.5
Total permanent assets                         893.6         864.8          787.9          775.7          835.4
-------------------------------------------------------------------------------------------------------------------
Total Assets                                 2,127.9       1,952.0        2,014.5        1,922.6        1,394.9
-------------------------------------------------------------------------------------------------------------------


Current liabilities:
Suppliers                                      104.4          88.4           86.8           73.0           39.7
Financings                                     219.8         124.5          134.1          190.1          155.1
Salaries and related charges                    64.4          50.2           44.7           38.2           31.4
Other                                           79.6          60.8           56.0           55.0           47.6
Total current liabilities                      468.2         323.9          321.6          356.3          273.8

Long-term liabilities:
Financings                                     363.6         290.2          291.8          279.1          244.2
Related companies                               10.2          11.0           11.6           12.8           13.4
Other                                           63.8          87.2           80.6           60.4           37.5
Total long-term liabilities                    437.6         388.4          384.0          352.3          295.1
Total liabilities                              905.8         712.3          705.6          708.6          568.9

Minority interest                               31.0         439.8          411.2          394.4          351.9

Shareholders' equity:
Capital                                        664.0         433.9          433.9          433.9          101.0
Revaluation reserve                             26.0          25.9           29.1           53.5           91.2
Profits reserves and retained earnings         501.1         340.1          434.7          332.2          281.9
Total shareholders' equity                   1,191.1         799.9          897.7          819.6          474.1
-------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity   2,127.9       1,952.0        2,014.5        1,922.6        1,394.9
-------------------------------------------------------------------------------------------------------------------

U.S. GAAP:
Total Assets                                 2,013.3       1,892.0        1,967.6        1,838.0        1,274.3
Shareholders' equity                         1,076.5         748.5          854.6          760.1          388.2


 Exchange Rates

  There are two principal foreign exchange markets in Brazil:

  o    the commercial rate exchange market, and

  o    the floating rate exchange market

  The commercial market is dedicated principally to foreign exchange transactions and those transactions which require prior approval of the Brazilian monetary authorities such as the buying and selling of registered investments by foreign entities, the purchase or sale of shares or the payment of dividends or interest with respect to shares, among other transactions. Foreign currencies may only be purchased through banks domiciled in Brazil authorized to operate in these markets. In both markets, rates are freely negotiated but may be strongly influenced by Central Bank intervention. On January 25, 1999, the Brazilian government announced the unification of the exchange positions of the Brazilian banks in the floating rate exchange market and commercial rate exchange market, which led to a convergence in the pricing and liquidity of both markets. Since February 1, 1999 the floating market rate has been the same as the commercial market rate. However, there is no guarantee that the rates will continue to be the same in the future.

  From its introduction on July 1, 1994 through March 1995, the real appreciated against the U.S. dollar. In 1995, the Central Bank announced that it would intervene in the market and buy or sell U.S. dollars, establishing a band in which the exchange rate between the real and the U.S. dollar could fluctuate. This policy resulted in a gradual devaluation of the real relative to the U.S. dollar. On January 13, 1999, the band was set between R$1.20 and R$1.32 per U.S.$1.00. Two days later, on January 15, 1999, due to market pressures, the Central Bank abolished the band system and allowed the real/U.S. dollar exchange rate to float freely. As a result, the exchange rate dropped to R$2.165 per U.S.$1.00 on March 3, 1999. Since then, the exchange rate has been established by the market, and has fluctuated considerably, reporting a quotation of R$ 2.966 per US$ 1.00 on May 31, 2003. During this period, the Central Bank has intervened occasionally to control unstable movements in the foreign exchange rate. It is not possible to predict whether the Central Bank will continue to let the real float freely or whether the real will remain at its present level. Accordingly, it is not possible to predict what impact the Brazilian government's exchange rate policies may have on us. The Brazilian government could impose a band system in the future or the real could devalue or appreciate substantially. See - "Risk Factors -- Risks Relating to Brazil."

    The following table sets forth information on prevailing commercial selling rates for the periods indicated.


                              Exchange rates of nominal reais per US$ 1.00
Year Ended                High             Low           Average        Period-End
----------                ----             ---           -------        ----------
December 31, 1998         1.209           1.111          1.168(1)          1.209
December 31, 1999         2.165           1.208          1.851(1)          1.789
December 31, 2000         1.985           1.723          1.835(1)          1.955
December 31, 2001         2.801           1.936          2.353(1)          2.320
December 31, 2002         3.955           2.271          2.998(1)          3.533
Month Ended
December 31, 2002         3.798           3.428          3.613(2)          3.533
January 31, 2003          3.662           3.276          3.469(2)          3.526
February 28, 2003         3.658           3.493          3.576(2)          3.563
March 31, 2003            3.564           3.353          3.458(2)          3.353
April 30, 2003            3.336           2.890          3.113(2)          2.890
May 31, 2003              3.028           2.865          2.947(2)          2.966

(1) Average of the foreign exchange rates on the last day of each month in the period.
(2)  Average of the high and low foreign exchange rates for each month.
Source: Central Bank

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

  The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in policy. The government's actions to control inflation and effect other policies have often involved wage and price controls, currency devaluations, capital controls, and limits on imports, among other things. Our business, financial condition and results of operations may be adversely affected by changes in policy involving tariffs, exchange controls and other matters, as well as factors such as:

     o    currency fluctuations;

     o    inflation;

     o    social instability;

     o    price instability;

     o    energy shortages;

     o    monetary policy and interest rates;

     o    liquidity of domestic capital and lending markets;

     o    fiscal policy; and

     o other political, diplomatic, social and economic developments in or affecting Brazil.

  We cannot predict the effects that the policies of the administration of the new president Luiz Inacio Lula da Silva, who was elected in October 2002 and took office on January 2003, may have on Brazilian economic conditions or on our results of operations.

  The Brazilian government's actions to avoid economic instability as well as public speculation about possible future actions, may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities market.


 Inflation, and certain governmental measures to combat inflation, may contribute significantly to economic uncertainty in Brazil.

  Brazil has historically experienced extremely high rates of inflation. Since the introduction of the real in July 1994 under the Real Plan, Brazil's inflation rate has been substantially lower than in previous periods. The inflation rate, as measured by the Indice Geral de Precos -- Mercado, the general market price index in Brazil, or IGP-M, which was 1.8% in 1998, recorded an increase of 20.1% in 1999 as a result of the devaluation of the real beginning in January 1999, decreasing again to 10.0% in 2000 and 10.4% in 2001. In 2002, the inflation rate as measured by the IGP-M once more increased to reach 25.3%, reflecting the foreign exchange rate devaluation of 52.3%, largely the result of uncertainties and risks inherent in the Brazilian presidential succession campaign. During the period from January 1, 2003 to May 31, 2003, the real appreciated 16% against the U.S. dollar and inflationary pressures declined. Future governmental actions, including actions to adjust the value of the real in relation to the U.S. dollar, may trigger increases in inflation. Our cash operating expenses are substantially all in reais and tend to increase with Brazilian inflation because our suppliers and providers generally increase prices to reflect the depreciation of the value of the currency.

 Fluctuations in the value of the Brazilian currency against the value of the U.S. dollar may result in uncertainty in the Brazilian economy and the Brazilian securities market, which may adversely affect our financial condition and results of operations and, consequently, the market value of the preferred shares and ADSs.

  The Brazilian currency has historically suffered frequent devaluations. In the past, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Devaluations over shorter periods have resulted in significant fluctuations in the exchange rate between the real and the U.S. dollar and other currencies.

  In 1999, the real depreciated 48.0% against the U.S. dollar, as a result of the exchange rate crisis of that year. In 2000, the real depreciated 9.0% against the U.S. dollar, and in 2001 the real depreciated 18.7% against the U.S. dollar. Due to uncertainties as to the outcome of the presidential elections in October 2002 and the economic policy to be adopted by the new government, the real depreciated by 52.3% against the U.S. dollar during 2002. There are no guarantees that the exchange rate between the real and the U.S. dollar will stabilize at current levels or that the real will appreciate against the U.S. dollar. Although we have managed our existing U.S. dollar debt obligations in order to protect against fluctuations in the dollar/real exchange rate, we could in the future experience monetary losses relating to these fluctuations. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk - Foreign Exchange Risk" for information about our foreign exchange risk hedging policy. In addition, fluctuations in the value of the real relative to the U.S. dollar can affect the market value of the ADSs. Devaluation may reduce the U.S. dollar value of distributions and dividends on the ADSs and may also reduce the market value of the preferred shares and the ADSs.

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

 Developments in other emerging markets may adversely affect the results of our operations and the market price of the preferred shares and ADSs.

  As a general rule, international investors consider Brazil to be an emerging market economy. Consequently, economic conditions and the market for emerging market countries, especially those located in Latin America, influence investor's perceptions of Brazil and the evaluation of Brazilian companies' securities. Since the end of 1997, investors have shown a high degree of concern in relation to the risk of investing in emerging market economies due to the economic problems faced by some of these countries, including Asian countries, Russia and Argentina. Consequently, on occasions, Brazil has faced a significant outflow of U.S. dollars and at the same time Brazilian companies have shouldered the burden of higher financial costs. Brazilian securities or the Brazilian economy may continue to be negatively affected by events (including economic crises or currency fluctuations) that occur in other places and such events may adversely affect our businesses, financial condition, results of the operations, prospects and the value of our shares or ADSs.


Risks   relating  to  the  Preferred  Shares  and  the   American
depositary shares, or ADSs

 The ADSs generally do not give you voting rights.

  The ADSs represent our preferred shares. Under Brazilian law and our by-laws, holders of preferred shares do not have the right to vote at shareholder meetings. This means, among other things, that you are not entitled to vote on important corporate transactions including mergers or consolidations with other companies.

 The preferred shares and ADSs do not entitle you to a fixed or minimum dividend.

  Under accounting practices adopted in Brazil and our by-laws, unless our board of directors decides otherwise, we must pay our shareholders a mandatory distribution equal to at least 50% of our adjusted net income. Therefore, whether or not you receive a dividend depends on the amount of the mandatory distribution, if any, and whether the board of directors exercises its discretion to suspend these payments. See "Item 8. Financial Information -- Consolidated Statements and Other Financial Information -- Distribution Policy and Dividends" for a more detailed discussion on mandatory distributions.

 You might be unable to exercise preemptive rights with respect to the preferred shares.

  In the event of a rights offering or a capital increase, which would maintain or increase the proportion of capital represented by preferred shares, preferred shareholders would have preemptive rights to subscribe to newly issued preferred shares. In the event of a capital increase, which would maintain or reduce the proportion of capital represented by preferred shares, preferred shareholders would have preemptive rights to subscribe for preferred shares in proportion to their shareholdings and for common shares only to the extent necessary to prevent dilution of their interest in the company.

  The holders of ADSs may be unable to exercise their preemptive rights in relation to the preferred shares represented by the ADSs, unless we file a registration statement pursuant to the United States Securities Act of 1933 ("Securities Act"), or an exemption from the registration requirements applies. We are not obliged to file registration statements with respect to the preemptive rights and therefore do not assure holders that such a registration will be obtained. If the rights are not registered as required, the depository bank will try to sell the preemptive rights and you will have the right to the net sale value, if any. However, the preemptive rights will expire should the depositary not succeed in selling them.

 If you exchange the ADSs for preferred shares, you risk losing certain foreign currency remittance and Brazilian tax advantages.

  The ADSs benefit from the depositary's certificate of foreign capital registration, which permits the depositary to convert dividends and other distributions with respect to the preferred shares into foreign currency and remit the proceeds abroad. If you exchange your ADSs for preferred shares, you will be entitled to rely on the depositary's certificate of foreign capital registration for five business days from the date of exchange. Thereafter, you will not be able to remit abroad non-Brazilian currency unless you obtain your own certificate of foreign capital registration or you qualify under Resolution 2,689 of the Central Bank dated January 26, 2000, known as Resolution 2,689, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration. If you do not qualify under Resolution 2,689, you will generally be subject to less favorable tax treatment on distributions with respect to the preferred shares. The depositary's certificate of registration or any certificate of foreign capital registration obtained by you may be affected by future legislative or regulatory changes, and additional Brazilian law restrictions applicable to your investment in the ADSs may be imposed in the future. For a more complete description of Brazilian tax regulations, see "Item 10. Additional Information-- Taxation-- Brazil."

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

  Investing in securities, such as the preferred shares or ADSs, of issuers from emerging market countries, including Brazil, involves a higher degree of risk than investing in securities of issuers from more developed countries. For the reasons above, investments involving risks relating to Brazil, such as investments in ADSs, are generally considered speculative in nature and are subject to certain economic and political risks, including but not limited to:

     o changes to the regulatory, tax, economic and political environment that may affect the ability of investors to receive payments, in whole or in part, in respect of their investments; and

     o restrictions on foreign investment and on repatriation of capital invested.

  The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may limit your ability to sell the preferred shares underlying your ADSs at the price and time at which you wish to do so. The Sao Paulo Stock Exchange, known as Bovespa, the only Brazilian stock exchange, had a market capitalization of approximately U.S.$124 billion as of December 31, 2002 and an average monthly trading volume of approximately U.S.$4.0 billion for 2002. In comparison, the NYSE had a market capitalization of U.S.$13 trillion as of December 31, 2002 and an average monthly trading volume of approximately U.S.$859 billion for 2002.

  There is also a large concentration in the Brazilian securities market. The ten largest companies in terms of market capitalization represented approximately 48.2% of the aggregate market capitalization of the Bovespa as of December 31, 2002. The top ten stocks in terms of trading volume accounted for approximately 53.5% of all shares traded on the Bovespa in 2002. Ultrapar's average daily volume in 2002, 2001 and 2000 was R$ 1.233 thousand, R$ 787 thousand, and R$ 978 thousand, respectively.

 Our share price may be affected by shares eligible for future sale.

  Currently, our total capital consists of approximately 18.4 billion preferred shares and approximately 51.3 billion common shares. The public holds substantially all of our preferred shares and ADS representing preferred shares. Ultra S/A, a holding company, holds approximately 34.2 billion of our common shares, representing 67% of our voting capital. Two other shareholders, who may freely sell their respective shares, hold our remaining common shares. A sale of a large block of common shares could negatively affect the market value of the preferred shares and ADSs.

 If we were treated as a Passive Foreign Investment Company, U.S. Holders of ADSs would be subject to disadvantageous rules under the U.S. tax laws.

  If we are characterized as a passive foreign investment company, or PFIC, in any year, U.S. holders of ADSs could be subject to unfavorable U.S. federal income tax treatment. Although we do not believe that we were a PFIC in 2002, there can be no assurance that our business and activities will not lead to PFIC status for us in the future. PFIC classification is a factual determination made annually and thus may be subject to change. Please see "Item
10. Additional Information -- Taxation -- United States" for a description of the passive foreign investment company, or PFIC, rules.

  Risks Relating to Ultrapar and the Liquefied Petroleum Gas Distribution
  Industry

 Ultragaz, our LPG distribution subsidiary, currently depends upon Petrobras for its supply of LPG.

  Prior to 1995, Petrobras benefited from a constitutional monopoly in the production and importation of petroleum products in Brazil. Although the Brazilian government removed Petrobras' monopoly from the Federal Constitution in November 1995, Petrobras effectively remains the sole provider of LPG in Brazil. See "Item 4. Information on the Company -- Business Overview -- Distribution of Liquefied Petroleum Gas -- Industry and Regulatory Overview." This may change in the future as LPG prices charged by Petrobras in the domestic market grow closer to the prices charged in the international market. At present, however, any interruption in the supply of LPG from Petrobras immediately affects Ultragaz's ability to provide LPG to its customers.

 Government deregulation of LPG prices causes the refinery prices to fluctuate according to the international markets and may affect our revenues and operating margin.

  The Brazilian government has historically regulated the refinery price of LPG, which is the price we pay Petrobras and is thus a component of our cost of goods sold, and the retail price of LPG, which is the price we charge customers and is thus a component of our gross sales revenue. In the 1990's, the Brazilian government began to deregulate both prices. From May 2001, the retail store prices in Brazil were no longer regulated.

  In January 2002, Petrobras refinery prices, which are the LPG prices charged by Petrobras to the distributors, were deregulated and have thereafter been freely established by Petrobras, although subject to government intervention when deemed appropriate, such as occurred between August 2002 and October 2002. In this new deregulated environment, the refinery price fluctuates according to the international markets, while the retail store price depends on a number of factors, including the level of competition, brand recognition and the relative prices of the energy sources that compete with LPG. If we are not able to pass on increases in the refinery price to our customers by increasing the retail store prices, our operating margins may be adversely affected.

 LPG competes with alternative sources of energy.

  LPG competes with natural gas, wood, diesel, fuel oil and electric energy. Natural gas is currently less expensive than LPG for industrial consumers who purchase large volumes, but more expensive for residential consumers, since its supply requires significant investments in pipelines. In 2002, the overall Brazilian LPG market decreased by 4.8% in part due to an increase in the use of natural gas derived from the Brazil-Bolivia pipeline. The development of a new energy source in the future may adversely affect the LPG market and consequently, our business, financial results and results of operations. See "Item 4. Information On the Company -- Business Overview -- Distribution of Liquefied Petroleum Gas -- Competition."

 Risks  Relating to Ultrapar and the Petrochemical  and  Chemical
Industries

 Ethylene, the principal raw material used in our petrochemical operations, comes from limited supply sources.

  Oxiteno purchases its principal raw material, ethylene, from two of Brazil's three naphtha crackers, which are the sole sources of ethylene in Brazil. Braskem S.A., known as Braskem, supplies all of our ethylene requirements at our plant located at Camacari, and Petroquimica Uniao S.A., known as PQU, supplies all of our ethylene requirements at our plant located at Maua. Because of its characteristics, ethylene is difficult and expensive to store and transport, and cannot be easily imported into Brazil. Therefore, like other second-generation petrochemical companies, Oxiteno is almost totally dependent on ethylene produced at Braskem and PQU for its supply of ethylene. In 2002, Brazilian ethylene imports totaled 9,127 tons, representing less than 1% of Brazil's installed capacity.

  Oxiteno does not store significant quantities of ethylene, and reductions in supply from Braskem and PQU would have an immediate impact on our production and results of operations. We have a supply contract with Braskem, which expires in 2012, setting forth the volume of ethylene that Braskem will supply and the amount that Oxiteno will purchase. Unlike Braskem, PQU usually does not enter into long-term supply contracts with its customers. If we further expand our production capacity, there is no assurance that we will be able to obtain additional ethylene from Braskem and PQU.

  Unlike PQU, which acquires all of its naphtha requirements from Petrobras, Braskem made investments in its plant and equipment which allowed it to import 30% of its naphtha requirements in 2002, thus reducing its acquisition of supplies from Petrobras to 70%.

  While Braskem and Copesul imported naphtha during 2002, Petrobras is still the principal supplier of naphtha to crackers in Brazil, and any interruption in the supply of naphtha from Petrobras to the crackers could adversely impact their ability to supply ethylene to Oxiteno.

 The Brazilian petrochemical industry is very closely influenced by the performance of the international petrochemical industry and its cyclical behavior.

  The decrease in Brazilian tariff rates on petrochemical products, the increase in demand for such products in Brazil, and the ongoing integration of regional and world markets for commodities, among other factors, have contributed to the increasing integration of the Brazilian petrochemical industry into the international petrochemical marketplace. The international petrochemical market is cyclical in nature, with alternating periods of tight supply, increased prices and high margins, and of over-capacity, declining prices and low margins. Accordingly, prices of certain of our products in Brazil are becoming more closely related to price trends in the global market. As a consequence, events affecting the petrochemical industry worldwide could have a material adverse effect on our business, financial condition and results of operations.

  The reduction in import tariffs on petrochemical products can reduce our competitiveness in relation to imported products.

   Prices paid by importers of petrochemical products are partially based on transportation costs and tariff rates. Consequently, tariff rates imposed by the Brazilian government affect the prices we can charge for our products. The import tariffs on the main categories of products that we produce are between 13.5% and 15.5%. The Brazilian government's negotiation of major commercial and free trade agreements, principally with NAFTA and the European Union may result in reductions in Brazilian import duties on petrochemical products reducing the competitiveness of our products vis-a-vis imported petrochemical products.

        The price of ethylene is subject to fluctuations in international oil prices.

  The price of ethylene, which is the principal component of Oxiteno's cost of goods sold in the petrochemicals business, is directly linked to the price of naphtha which, in turn, is primarily linked to the price of crude oil. Consequently, ethylene prices are subject to fluctuations in international oil prices. A significant increase in the price of crude oil and, consequently, naphtha and ethylene, could have a material adverse effect on our results of operations.

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

  The complex manufacturing operations we perform at our plants involve a variety of safety and other operating risks, including the handling, production and transportation of highly inflammable, explosive and toxic materials. Equipment breakdowns, natural disasters, and delays in obtaining imports or required replacement parts or equipment can also affect our manufacturing operations. We cannot completely eliminate the risks inherent in the petrochemical and chemical manufacturing process.

Risks Relating to Ultrapar Generally

 We are currently controlled by our senior management, which substantially limits the ability of non-management shareholders to control the direction of our business.

  Our senior management indirectly controls approximately 67% of our voting share capital through their control of Ultra S.A. This level of control enables the management to elect the majority of our directors and to determine the outcome of all actions requiring shareholder approval. See "Item 7. Major Shareholders and Related Party Transactions -- Major Shareholders -- Shareholders' Agreement of Ultra S.A.."

 Our status as a holding company may limit our ability to pay dividends on the preferred shares.

  As a holding company, we have no significant operating assets other than our ownership of shares of our subsidiaries. Substantially all of our operating income comes from our subsidiaries. Consequently, our ability to pay you dividends depends solely upon our receipt of dividends and other cash flows from our subsidiaries.


ITEM 4.         INFORMATION ON THE COMPANY

A. History and Development of the Company

  We manage three businesses: Ultragaz, a distributor of liquefied petroleum gas, or LGP, Oxiteno, a chemical and petrochemical manufacturer, and Ultracargo, a chemicals, petrochemicals and LPG transportation and storage company.

  We were incorporated on December 20, 1953, with our origins going back to 1937, when Ernesto Igel founded Companhia Ultragaz S.A and brought LGP as a cooking gas to Brazil using cylinders acquired from Companhia Zeppelin. The gas stove began to replace the traditional wood stoves and to a lesser degree, kerosene and coal gas, which dominated the Brazilian kitchens at the time.

  In 1966, Transultra was formed to satisfy the demand for high quality transportation services and focused in both the transportation and storage of chemicals, petrochemicals and LPG. In 1978, Tequimar was founded for the specific purpose of operating the storage business.

  We were also pioneers in developing the Brazilian petrochemicals industry with the creation of Oxiteno in 1970, located in the Maua petrochemical complex in Sao Paulo. In 1986, Oxiteno established its own research and development center in order to respond to specific customer needs.

  Today, we deliver LPG to an estimated 7.5 million homes using our own fleet of vehicles and approximately 3,000 independent retailers. Oxiteno has four plants located at the three Brazilian petrochemical complexes and is one of the largest chemical companies in Brazil with activities in both domestic and international markets. Oxiteno's business begins in the second tier of the petrochemical transformation chain and also encompasses downstream activities in the specialty chemicals business serving more than 30 different market segments, particularly agricultural chemicals, food, cosmetics, leather, detergents, packaging for beverages, thread and polyester filaments, brake fluids, petroleum and paints and varnishes. Ultracargo is the only company in the market that offers an integrated transportation and liquid bulk storage service to the petrochemicals sector. Among other solutions,

Ultracargo offers, through its subsidiaries Transultra and Tequimar, integrated multimodal transportation, loading and unloading operations for its customers and the management of third party fleets. Ultracargo's high storage capacity together with the strategic location of its assets, facilitates product movement along its multi-modal logistics system.

  On October 6, 1999, we sold 12.5 billion preferred shares in a global primary offering. On the same date, we placed an additional 2.4 billion preferred shares through a secondary offering. Of the total number of shares offered, approximately 20% were placed in Brazil and 80% were placed internationally and currently trade on the New York Stock Exchange in the form of ADSs. We received total proceeds in the amount of approximately R$330.6 million from this offering.

  We have invested substantial amounts in our operations to ensure continued growth. At Ultragaz, we invested in the construction of a new gas filling plant, expanding our network geographically to cover practically the whole of Brazil. We have invested heavily in the distribution of bulk LGP for industrial customers, particularly the commercial sector, at the same time reformulating our distribution logistics. At Oxiteno, we have been investing in increased installed capacity and in the modernization of the company's industrial plants. Ultracargo has been investing in its truck fleet and storage capacity and has also renewed a 20-year rental contract of a site at Aratu in Bahia State with Cia. Docas do Estado da Bahia - CODEBA, renewable for an additional 20-years period.

  We have invested in information and technology in order to integrate the systems among our businesses and to improve decision-making efficiencies and upgrade our services.

  The following table shows our capital expenditures for the periods indicated:


                                   Year Ended December 31,
                          ----------------------------------------------
       Company            2002                 2001                 2000
       -------            ----                 ----                 ----
                            (in millions of reais)
       Ultragaz          130.6                148.2                120.4
       Oxiteno            55.8                 42.9                 49.9
       Ultracargo         36.2                 11.9                 11.6
       Others(1)           0.2                  0.1                  0.5
                         -----                -----                -----
       Total             222.8                203.1                182.4
                         =====                =====                =====

     (1) includes expenditures with our headquarters' maintenance which is performed by our wholly- owned subsidiary Imaven Imoveis e Agropecuaria Ltda.


  On May 23, 2001, we acquired the 35% voting interest of Transultra that we did not already own, from Petrobras Distribuidora S.A. We made this acquisition through our wholly owned subsidiary, Ultracargo, in an auction held at Bovespa. We paid the minimum price at the auction, which was R$21 million. Of that amount we paid 5% in cash, and the remaining 95% with government securities, that we acquired at a 62.7% discount for this purpose.

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

  On December 20, 2002, we completed our corporate restructuring process which we began on October 15, 2002. The effects of the corporate restructuring were:

o merger of Gipoia, owned by Ultra S.A., into Ultrapar, increasing Ultrapar's ownership in Ultragaz to 100% from 77% of the total share capital. Ultrapar issued approximately 7.8 billion common shares in connection with this merger.

o Ultrapar's "incorporation" of shares issued by Oxiteno, increasing Ultrapar's ownership in Oxiteno to 100% from 48% of the total share capital. The holders of approximately 12 million of Oxiteno's shares elected to exchange their shares for shares in Ultrapar, triggering the issue of approximately 5.4 billion common shares and 3.4 billion preferred shares by Ultrapar. We paid R$ 208.0 million representing approximately 13 million shares to Oxiteno's minority shareholders who exercised their statutory withdrawal rights.

  The table below shows the effects of the corporate restructuring in our share capital:

                                         Total
                                       capital            Number of shares
                                  (in millions    --------------------------------
                                     of reais)    Common shares   Preferred shares  Total shares
                                     ---------    -------------   ----------------  ------------

As of December 31, 2001                 433.9    37,984,012,500   15,015,987,500   53,000,000,000

shares issued for:
merger of Gipoia                         38.5     7,850,603,880             --      7,850,603,880

"incorporation" of Oxiteno's shares     191.6     5,430,005,398    3,410,659,550    8,840,664,948
                                        -----     -------------    -------------    -------------

As of December 31, 2002                 664.0    51,264,621,778   18,426,647,050   69,691,268,828
                                        =====    ==============   ==============   ==============


  The board of directors has approved a share repurchase program under which we can acquire our own preferred shares at market price and hold them in treasury for subsequent sale or cancellation. During the second quarter of 2002, we acquired 20.2 million preferred shares and in April 2003, we acquired an additional 32 million shares.


  Our principal executive office is located at Avenida Brigadeiro Luis Antonio, 1343, 9(0) andar, 01317-910, Sao Paulo, SP, Brazil. Our telephone number is 55-11-3177-6482. Our internet website address is http://www.ultra.com.br. Our agent for service of process in the United States is C.T. Corporation System, located at 1633 Broadway, New York, New York 10019.


B.   Business Overview

We are one of the leading Brazilian corporate groups with annual sales of more than R$ 3 billion. We have more than 5,000 employees and operate throughout practically the entire country. We are the second largest LPG distributor in Brazil, and the fifteenth largest in the world based on volumes sold. Oxiteno is the only producer of ethylene oxide and of some of its derivatives in the Mercosur area. We are also especially active in transportation and storage services for LPG as well as for chemical and petrochemical products.
Through Ultragaz, which sells LPG throughout Brazil except the Amazon region, we are the market leader in key states such as Bahia and Sao Paulo with a market share of 39% and 36%, respectively. In 2002, total sales exceeded 1.3 million tons, representing 19.6% of the entire domestic market. Ultragaz was responsible for 65% of our consolidated net revenue in 2002.

In 2002, Oxiteno, which produces ethylene oxide, solvents and specialty chemicals, reported total sales of 434 thousand tons of petrochemicals, which corresponds to a market share of approximately 70%. The chemical segment accounted for 32% of our consolidated net revenue in 2002.

Ultracargo, through its subsidiaries, Transultra with a fleet of 659 trucks and Tequimar with a total storage capacity of 200.581 m3, represented 4% of our consolidated net revenue in 2002.

Our competitive advantages

We believe Ultragaz's competitive advantages include:

o the concentration of several of its markets in the principal centers of Brazilian population, creating economies of scale in distribution logistics;

o    its strong brand recognition;

o a detailed knowledge of the Brazilian markets, partially based on Ultragaz's involvement at all levels of LPG distribution to its customers; and

o    its reputation for quality, reliability, safety and efficiency.

We believe Oxiteno's principal competitive advantages include:

o its status as the sole producer of ethylene oxide and its derivatives in the Mercosur area;

o its large production capacity in excess of Brazilian demand which acts as a barrier to the entry of new producers;

o its operational flexibility which enables it to optimize its sales mix in line with market conditions;

o    its plants which employ technologically advanced production processes;

o its advanced research and development centers for improving production processes and product uses; and

o    its highly skilled labor force.

We believe that Transultra's and Tequimar's integration between management and operations leads to important competitive advantages because Ultracargo is the only company in the market which is able to provide the petrochemical segment with integrated bulk liquid and liquefied transport and storage services. The commitment to occupational safety is a further competitive advantage.

The following map shows our operating areas:

[GRAPHIC OMITTED]

The following table shows social and economic indicators on the principal states in which we operate:

--------------------------------------------------------------------------------
State                   Population         Percentage of        Per Capita GDP
                       (in millions)       Brazilian GDP          (in reais)
--------------------------------------------------------------------------------
Rio Grande do Sul           10.2                 7.73                8,341
Parana                       9.6                 5.99                6,882
Sao Paulo                   37.0                33.67                9,995
Rio de Janeiro              14.4                12.52                9,571
Goias                        5.0                 1.97                4,316
Bahia                       13.1                 4.38                3,680
Sergipe                      1.8                 0.54                3,310
Alagoas                      2.8                 0.64                2,485
Pernambuco                   7.9                 2.64                3,673
Ceara                        7.4                 1.89                2,794
--------------------------------------------------------------------------------

Distribution of Liquefied Petroleum Gas

 Industry and Regulatory Overview

  LPG is a fuel derived as a by-product from the oil and natural gas refining process. In Brazil, refineries produce approximately 70% of local demand and the remaining 30% is imported. LPG has the following primary uses in Brazil:

     o Bottled segment: used primarily by residential consumers, for cooking and, increasingly, for water heating;

     o Bulk segment: used for cooking and water heating in shopping malls, hotels, condominiums, restaurants, laundries and hospitals; and for heating applications, such as heating kilns in the ceramics industry and welding in the metallurgical industry.

  The following chart shows the process for LPG distribution:

                               [GRAPHIC OMITTED]

     In 2002, 71% of the LPG consumed in Brazil was used for domestic purposes, primarily for cooking, and the remaining 29% was used for commercial and industrial purposes. The use of LPG for domestic heating in Brazil is immaterial compared with its use in other developed and emerging countries, primarily because of Brazil's generally warm climate. Because LPG is not used to a significant extent for domestic heating in Brazil, overall consumption of LPG per capita is lower in Brazil compared to countries where domestic heating is a major element of LPG demand. There is also substantially less seasonality in Brazilian demand. In 2001, the most recent year for which official statistics are available, LPG accounted for 4.6% of all energy consumed in Brazil.

     Prior to 1990, extensive governmental regulation of the LPG industry essentially limited the use of LPG to domestic cooking. Since 1990, regulations allow the use of LPG for certain commercial and industrial uses. As a result, the industrial use of LPG has been increasing significantly. In the industrial sector, LPG competes with wood, natural gas, fuel oil and electrical energy.

     The primary international suppliers of LPG are major oil companies and independent producers of both natural gas liquids and oil. However, due to Petrobras' monopoly over the production and importation of petroleum and petroleum products until the end of 2001, Petrobras is currently the sole supplier of LPG in Brazil. This scenario might change in the future due to the economic feasibility of importation of LPG.

     Currently, the LPG distribution industry in Brazil consists of approximately sixteen LPG distribution companies or groups of companies, and is regulated by the National Agency for Oil, or ANP, which reports to the Ministry of Mines and Energy. The LPG distribution industry includes purchasing LPG from Petrobras, filling LPG cylinders and bulk delivery trucks at filling stations, selling LPG to end users, controlling product quality and providing technical assistance to LPG consumers. See "- Distribution and Transportation."

     LPG produced by Petrobras, which represents approximately 70% of total demand in Brazil, is transported in pipelines and by trucks from Petrobras' production and storage facilities to filling stations maintained by LPG distributors. The balance is imported by Petrobras into Brazil and stored in large storage facilities maintained by Petrobras. The imported LPG is then transported from the storage facilities by pipeline and truck to the LPG distributors' filling stations.

     LPG can be delivered to end users either in cylinders or in bulk. The cylinders are filled in the LPG distributors' filling stations. Distribution to the bottled segment is carried out through two principal channels:

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

     As of December 2002, the four largest LPG distributors in Brazil were:

     o Agip do Brasil S.A., known as AgipLiquigas, a subsidiary of AgipPetroli SpA, an Italian conglomerate;

     o    Ultragaz;

     o Nacional Gas Butano Ltda., known as Butano, which is controlled by a Brazilian family; and

     o Supergasbras S.A., known as Supergasbras, which is jointly controlled by SHV Energy and the founding Brazilian family.

     The Role of the Brazilian Government. The Brazilian government historically regulated the sale and distribution of LPG in Brazil. The period from 1960 to 1990 was characterized by heavy governmental regulation, including price controls, regulation of the areas in which each LPG distributor could operate, regulation of the services offered by LPG distributors and governmental quotas for the LPG sold by LPG distributors, which effectively restricted the growth of the larger LPG distributors. In 1990, the government started a deregulation process with the purpose of establishing a largely unregulated LPG market. This process included easing the requirements for the entry into the market of new distribution companies, reducing certain administrative burdens and removing restrictions on the areas in which distributors could conduct their business and on sales quotas. There are no restrictions on foreign ownership of LPG companies.

     In 2001, distributors were allowed to establish their own retail prices, which were previously fixed. Until the end of 2001, the LPG refinery price, which is charged by Petrobras to all LGP distributors, was determined by the government and was the same for all LPG distributors in all regions of Brazil. Historically, refinery prices have been subsidized by the government and therefore have been lower than the annual average international LPG price. In January 2002, the government abolished subsidies to refinery prices, creating a new tax system, the CIDE, which equalized the tax charges on the local market with the exported product in order to open up the market for LPG. Consequently, from January 2002, Petrobras started to freely price LGP in the domestic market and adopted the international price plus surcharges as its benchmark. However, in August 2002, the ANP began intervening in prices fixed by Petrobras for the bottled segment, fearing the effects of the increases in international LPG prices. This policy continued through October 2002, when Petrobras was once again able to set its own prices for LPG. On December 31, 2002 the refinery price charged by Petrobras was approximately U.S.$222.70 per ton for the bottled segment and US$271.99 per ton for the bulk segment compared with an international price of US$282.83 per ton.

     The Role of Petrobras. Petrobras, Brazil's national oil company, had a legal monopoly in the exploration, production, refining, importing and transporting of crude oil and oil products in Brazil and Brazil's continental waters since its establishment in 1953. This monopoly was confirmed in Brazil's federal constitution enacted in 1988. As a result of this monopoly, Petrobras was historically the sole supplier in Brazil of oil and oil-related products, including naphtha and LPG.

     In November 1995, Petrobras' monopoly was removed from the federal constitution by a constitutional amendment approved by the Brazilian national congress. According to this amendment, other state and private companies would be able to compete with Petrobras in virtually all fields in which Petrobras operated. This amendment was implemented through Law No. 9,478, dated August 6, 1997, which effectively allowed the Petrobras' monopoly to continue for a maximum period of three years. Law No. 9,478 prescribed that the termination of Petrobras' monopoly would be accompanied by the deregulation of prices for oil, gas and oil products, and created a new regulatory agency, the ANP, to oversee oil-related activities. However, in practice, Petrobras still remains the sole LPG supplier in Brazil. This could change in the future since prices charged by Petrobras in the domestic market are close to those prevailing in the international market.

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

     LPG distributors are required to provide the ANP with monthly reports showing their previous month's sales and the volume of LPG ordered from Petrobras for the next four months. The ANP limits the volume of LPG which may be ordered by each distributor based on the number of cylinders that the distributor has, and also its infra-structure for the LPG distribution. Based on the information provided by the distributors, Petrobras supplies the volume of LPG ordered, provided its production and imports of LPG are sufficient to meet the demand.

     LPG distribution to the end consumer may be carried out directly by the LPG distribution companies or by independent dealers. Each LPG distributor must provide the ANP with information regarding its contracted independent dealers on a monthly basis. The construction of LPG filling plants and storage facilities is subject to the prior approval of the ANP, and filling plants and storage facilities may only begin operations after ANP inspection.

     In addition to the ANP regulations, LPG distribution companies are subject to all federal, state and local government regulation and supervision generally applicable to companies engaged in business in Brazil, including labor laws, social security laws, public health, consumer protection and environmental laws, securities laws and antitrust laws.

     The Self-Regulatory Code. In August 1996, most of the Brazilian LPG distributors, representing more than 90% of the market, cylinder manufacturers, LPG transportation companies and certain LPG retail stores, under the supervision of the Brazilian government, entered into a statement of intent regarding the establishment of a program for "requalifying" LPG cylinders (a process under which they undergo safety and quality checks) and other safety procedures, known as the "Self-Regulatory Code" or Codigo de Auto-Regulamentacao. See "-Swapping Centers and Requalification." Before the Self-Regulatory Code came into effect, certain LPG distributors, not including Ultragaz, would fill cylinders stamped with another distributor's brand. This practice resulted in a low level of investment in new cylinders, giving rise to concerns regarding the safety of older cylinders. The Self-Regulatory Code provides, among other things, that:

     o each LPG distributor may only fill and sell cylinders that are stamped with its own trademark;

     o each LPG distributor is responsible for the quality and safety control of its cylinders; and

     o each LPG distributor must maintain a sufficient number of cylinders to service its sales volume.

     Under the Ministry of Mines and Energy Normative Ruling No. 334 of November 1, 1996, or Ruling 334, any party that defaults on its obligations under the Self-Regulatory Code will be subject to the penalties in law, ranging from payment of a fine and suspension of supply of LPG to such party to suspension of such party's LPG distribution operations.

     Ruling 334 sets forth the following timetable for the implementation of the measures adopted under the Self-Regulatory Code:

     o the construction of at least 15 swapping centers, starting in November 1996 (See "- Cylinder Swapping Centers - Requalification of Cylinders);

     o    the filling of third-party cylinders to have ceased by October 1997;

     o by November 1, 2006, the requalification of 68.8 million cylinders manufactured up to 1991; and

     o by November 1, 2011, the requalification of 12.8 million cylinders manufactured between 1992 and 1996.

     Ultragaz itself is required to requalify 13.8 million cylinders by November 2006 and an additional 1.3 million cylinders by November 2011. As of December 31, 2002, Ultragaz had requalified 8.2 million cylinders.

     Environmental, Health and Safety Standards. LPG distributors are subject to Brazilian federal, state and local laws and regulations relating to the protection of the environment, public health and safety. Primarily the National Council of the Environment, or Conselho Nacional do Meio Ambiente - CONAMA, regulates Ultragaz at the federal level.

     Federal and state environmental laws and regulations require LPG distributors to obtain operating permits from the state environmental agencies and from the fire department. In addition, the distributors must satisfy regulatory authorities that the operation, maintenance and reclaiming of facilities is in compliance with regulations and not prejudicial to the environment. Civil, administrative and criminal sanctions, including fines and the revocation of licenses, may apply to violations of environmental regulations. Under applicable law, the distributors are strictly liable for environmental damages. In addition, regulations establish standard procedures for transporting, delivering and storing LPG and for testing and requalification of LPG cylinders.

     The distributors are also subject to federal, state and local laws and regulations that prescribe occupational health and safety standards. In accordance with such laws and regulations, distributors are mandatorily required to prepare reports on their occupational health and safety records on a yearly basis to the local office of the Ministry of Labor in each of the states in which they operate. In addition, they are also subject to all federal, state and local governmental regulation and supervision generally applicable to companies doing business in Brazil, including labor laws, social security laws, and public health and consumer protection laws. See "-Environmental Matters."

   Ultragaz

     We distribute LPG through Ultragaz. Founded in 1937, the company was the first LGP distributor in Brazil and continues to be one of the leading companies in the Brazilian LPG market.

     Ultragaz operates in the bottled and bulk segments in the most highly populated states in Brazil, including Sao Paulo, Rio de Janeiro and Bahia. The company sells LPG to the bottled segment through its own retail outlets and through independent dealers as well as its own truck fleet, which operates on a door-to-door basis. The bulk segment is serviced through its own truck fleet as well as its independent dealers.

     In 2002, Ultragaz sold 1.30 million tons of LPG, representing 19.6% of the Brazilian market and 36% of the market in Sao Paulo state. This state has the largest economy in Brazil, representing approximately 34% of the Brazilian GDP and has a population of approximately 37 million. Ultragaz estimates that it sells LPG to approximately 7.5 million homes and 35,715 commercial and industrial customers in Brazil.

     History. Since 1937, when Ultragaz' founder, Ernesto Igel, introduced LPG for domestic cooking to the Brazilian population, gas stoves have replaced traditional wood and, to a lesser extent, alcohol, kerosene and coal gas stoves. When Ultragaz began operations, it had a fleet of three trucks and 166 customers.

     Ultragaz has three operating subsidiaries:

o Companhia Ultragaz S.A., or Cia Ultragaz, the company that pioneered our LPG operations;

o Utingas Armazenadora S.A., or Utingas, which was incorporated in 1967 when Ultragaz and other LPG distributors joined to construct LPG storage facilities based in the states of Sao Paulo and Parana. Ultragaz currently controls 56% of the storage operations. See " - LPG Storage"; and

o Bahiana Distribuidora de Gas Ltda. - Bahiana, which is a wholly-owned subsidiary of Ultragaz.



     Distribution. As of December 2002, Ultragaz operated 16 filling plants located in its principal operating areas, and currently expects to open a new filling plant in 2003, in the state of Minas Gerais. Ultragaz's distribution in the bottled segment includes sales through home delivery service, its retail stores and independent dealers that make home deliveries and carry out other retail distribution. In this market, Ultragaz uses 13 kg cylinders, which conform to the ANP standards and are painted blue, an important element of the "Ultragaz" brand recognition.

     Ultragaz distributes LPG to the commercial market both in large cylinders and in bulk. Since 1994, Ultragaz has invested in its small bulk facilities, including bob-tail trucks, which deliver LPG in bulk to commercial and industrial customers that could not easily receive LPG from the more traditional large bulk equipment. Ultragaz installs fixed tanks backed by supply contracts with terms ranging from two to five years.

     The bottled LPG market in Brazil is a mature market and Ultragaz expects that over time demand in this market will grow slowly, in line with increases in the number of LPG consuming households and in population. Ultragaz believes that, over time, the bulk market offers more attractive growth opportunities, mainly due to the replacement of other energy sources by LPG for a variety of applications. When compared to other energy sources, LPG is a clean, portable and economic energy source.

     The following chart shows the annual volume and the compounded average growth rate (CAGR) of LPG sales in the Brazilian market and of Ultragaz's sales for the periods indicated.


                                [OBJECT OMITTED]


     In January 2002, LPG refinery prices charged by Petrobras to distributors began to be set by reference to international LPG prices, which resulted in domestic prices becoming sensitive to the effects of the real depreciation against foreign currencies. The depreciation of the real and the increases in LPG prices worldwide resulting from the war with Iraq led to an increase of approximately 123% in LPG refinery prices charged by Petrobras to distributors and resulted in a 5% decrease in domestic consumption. Ultragaz's volume sales dropped only by 3%, as the decrease in domestic consumption was partially offset by Ultragaz's increase in market share.



   Markets and Marketing

     Markets. When Ultragaz began its operations, it served only the southeast region of Brazil. Currently, Ultragaz is present in all of Brazil's significant population centers, with the exception of the northern region.

     The following table shows Ultragaz's LPG sales volumes by region, as well as certain financial information relating to Ultragaz for the periods indicated:



                                          Year Ended December 31,
------------------------------ -----------------------------------------------
LPG Sold                            2002             2001           2000
--------                            ----             ----           ----
                               (in thousands of tons, except where otherwise
                                                 indicated)
Southeast                                510.7          487.2           450.5
Northeast                                292.8          306.8           292.1
Southern Central Region                  499.1          550.9           545.7
     Total                             1,302.6        1,344.9         1,288.3
                                       -------        -------         -------

Net sales (1)                          1,942.7        1,381.1         1,125.9
Operating income (1)                     143.2          101.2            98.6

(1)  In millions of reais.


     Ultragaz's operating margins in the bottled market vary from region to region, depending on its market share and distribution channel in each region. In 1995, Ultragaz began a program to increase its bulk sales through investment in its bulk delivery capabilities. Ultragaz's customers in the commercial sector include shopping malls, hotels, condominiums, restaurants, laundries and hospitals. Ultragaz's industrial customers principally comprise companies in the food, metallurgical, steel-making and ceramics industry.

     The bulk market represented 41.6% of Ultragaz's net sales in 2002. LPG delivery costs per ton are lower for bulk delivery, which is the main form of delivery in the commercial and industrial sectors, as compared to delivery in cylinders.

     Ultragaz's marketing strategy in the bottled market is to increase its market share by expanding its geographic reach into new regions and by protecting and enhancing its market share in its existing operating regions by increasing service quality.

     The marketing strategy for the bulk segment is to continue focusing on product and service innovation and brand building. In addition, Ultragaz supplies its most important commercial customers by bulk delivery under long-term contracts, which are generally for a term of approximately two to five years. This type of contract enhances the stability of the company's sales since Ultragaz is responsible for the tank installation investment, and the change in LPG supplier would require the customer to reimburse Ultragaz for these installation investments.

     In addition, Ultragaz has a team of employees responsible for, among other things, researching the needs of each bulk customer and developing feasible applications for LPG.

   Supply of LPG

     Currently, Ultragaz acquires LPG solely from Petrobras. The arrangements for ordering and purchasing LPG from Petrobras are set forth in a one year contract entered into in February 2000. Although this contract has expired, its renewal is being negotiated, and Petrobras has been supplying LPG to Ultragaz under the same conditions as the expired contract. This contract (i) guarantees the supply of LPG ordered unless a force majeure event occurs, (ii) requires Ultragaz to submit rolling estimates of its orders, and (iii) limits the ability to change orders thereafter. By the 20th day of each month, Ultragaz must submit its order for the next four months. Ultragaz is entitled to change the order by 3% for the first month, 5% for the second month and 7% for the third month. There are no limits with respect to order changes for the fourth month. Additionally, this contract establishes that, in the case of a shortage in the supply of LPG, Petrobras must treat all LPG distributors equally.

     It is possible that LPG distributors, including Ultragaz could diversify their supply sources as a result of the end of Petrobras's monopoly, the equalization of the tax on domestic and imported LPG and the matching of Petrobras' prices with prevailing prices in the international market.

   Storage of LPG

     Ultragaz's storage capacity is limited. Based on its 2002 average LPG sales, Ultragaz can store approximately two and a half days' supply of LPG. Petrobras maintains approximately three and a half days' supply of LPG at its refineries and other facilities. Accordingly, any interruption in the production of LPG can result in shortages, such as the one that occurred during the Petrobras strike in 1995. The limited storage capacity of these LPG distributors and Petrobras is mitigated to a certain extent by the fact that LPG inventory is also maintained by end users, particularly in the bottled sector, where most customers maintain on average two LPG cylinders at home to ensure continued LPG supply between deliveries. Ultragaz estimates that, on average, one of these cylinders will be full at any time, representing approximately one month's supply of LPG for the average household.

     Ultragaz's total storage capacity of 15.0 thousand tons includes its storage capacity at its filling plants of 10.8 thousand tons, and its proportional share of the storage capacity at Utingas of 4.2 thousand tons.

     Ultragaz stores its LPG in large tanks at each of its filling plants located throughout the regions in which it operates. Primary filling plants receive LPG directly from Petrobras by pipeline; secondary filling plants are supplied by truck; and satellite plants primarily hold LPG which is used to fill bob-tail trucks for small bulk distribution to customers that are not located near a primary or secondary filling plant in order to optimize the LPG distribution process. See "-- Property, Plants and Equipment -- Ultragaz."

     Utingas. Utingas is an LPG storage company, owned 56% by Ultragaz and 44% owned by other LPG distributors. Utingas has a total LPG storage capacity of
7.5 thousand tons. Its storage facilities are located in the city of Santo Andre, in the state of Sao Paulo, representing 6.4 thousand tons of storage capacity, and in the city of Araucaria, in the state of Parana in the south of Brazil, representing 1.1 thousand tons of storage capacity. According to Utingas' by-laws, each of its shareholders is entitled to use Utingas' total storage capacity in proportion to such shareholder's equity ownership, and at an agreed basic price. Currently, Ultragaz uses only 2.5 thousand tons of the
4.2 thousand tons of storage capacity that it is entitled to at Utingas facilities. Any storage capacity which is not used by Utingas' shareholders pursuant to their basic entitlements, is leased by Utingas at market rates. In 2002, Utingas' net sales, excluding sales to Ultragaz, were R$12.7 million, representing approximately 1% of Ultragaz's net sales on a consolidated basis.

     Future Storage Requirements. Historically, Petrobras' monopoly in the production and importation of LPG, led LPG distributors not to invest substantially in storage capacity. Nevertheless, Ultragaz believes that a LPG distributor that decides to diversify its supply of LPG through importation will have to increase its storage capacity because the importation of LPG would only be economically viable if carried out on a large scale. Ultragaz's management believes that Ultragaz has several alternatives to address the need for increased storage capacity including joint ventures, joint investments with other LPG distributors and possible contracts with Petrobras for using existing storage facilities.

   Distribution and Transportation

     In the bottled market, Ultragaz uses three main channels of distribution:

     o    home delivery services;

     o    sales from its own retail stores; and

     o    distribution through independent dealers.

     In addition, Ultragaz makes bulk distribution deliveries of large volumes via tanker truck and smaller deliveries using bob-tail trucks.

     The following table shows Ultragaz's LPG sales volumes to the bottled and bulk markets:

                                            Year Ended December 31,
                                            -----------------------
Customer Category                      2002            2001          2000
-----------------------------------   -------       --------       --------
                                            (in thousands of tons)
   Bottled segment sales:
     Home delivery by Ultragaz           78.4           86.5          92.3
     Ultragaz retail stores               4.7            5.6           8.4
     Independent dealers(1)             715.2          733.7         693.2
                                      -------        -------       -------
Total bottled sales                     798.3          825.8         793.9
                                      -------        -------       -------
Total bulk sales                        504.3          519.1         494.4
                                      -------        -------       -------
Total sales                           1,302.6        1,344.9       1,288.3
                                      =======        =======       =======

(1) Includes home delivery and distribution through independent dealers' stores.

     Ultragaz estimates that it delivers LPG to 7.5 million homes, approximately 3.5 million of which are serviced through its own distribution network, including 60 retail stores, and the remaining 4.0 million homes through 3,000 independent dealers.

     Distribution Infrastructure. Ultragaz makes regular home deliveries in several cities located in the areas where it operates. The principal factor determining the areas in which Ultragaz operates on a home-delivery basis is that such an area should offer the necessary economies of scale, a function of the market's dimension and Ultragaz's market share. Consequently, Ultragaz makes its own home deliveries in the most important urban centers in which it operates. In the other regions in which Ultragaz operates, home deliveries of LPG are made through independent dealers.

     Ultragaz's strategy includes leveraging its own distribution infrastructure, since being close to its customers is a significant factor in determining its distribution and sales strategies. The services associated with Ultragaz's home deliveries strongly influence the ranking of the "Ultragaz" brand name in the bottled market. Deliveries are made by employees wearing Ultragaz uniforms, and driving vehicles with Ultragaz's logo. Ultragaz seeks to expand its home delivery services by having its delivery personnel provide safety recommendations to household customers and by programming deliveries on the same week-day in each covered area. Ultragaz is recognized by industry specialists for its sampling experience. Ultragaz, in partnership with consumer goods companies, distributes samples of soap and shampoo, among other things, thus providing additional attractions for its customers and adding value to its services.

     Ultragaz has a fleet of 647 trucks for delivering gas cylinders to homes and commercial establishments. On December 31, 2002, 2,352 of Ultragaz's, 4,156 employees, worked in LGP transportation and distribution. Ultragaz has 60 sales outlets distributed among geographic regions as follows:

     o    31 in the southern central region;

     o    17 in the southeastern region; and

     o    12 in the northeastern region.

     Ultragaz has a sales outlet in every filling station.

     Bottled sales capacity derives from the number of cylinders owned by Ultragaz and the number of cylinders owned by its independent dealers. Ultragaz estimates that as of December 31, 2002, there were 16.6 million 13 kg Ultragaz cylinders in the market.

     Independent Dealers. Ultragaz's independent dealers network ranges from distribution companies which operate up to 17 vehicles and carry out extensive home delivery to individual retail stores which sell small quantities of LPG cylinders. Except for those required by the fire department and the municipal authorities, no additional licenses are required for the sale of LPG cylinders. However, each municipality sets forth its own safety regulations applicable to stores that sell LPG, including a minimum distance from certain locations, such as schools. As of December 31, 2002, Ultragaz had 1,500 distributors in the southern central region, 800 distributors in the southeast region, and 700 distributors in the northeast region.. In 2002, approximately 90% of Ultragaz's bottled sales were made through independent dealers.

     The agreements entered into between Ultragaz and independent dealers require the use of the Ultragaz brand and the display of the Ultragaz logo in the delivery vehicles and in the uniforms worn by delivery personnel. Proprietary rights in the trademark and logo are retained by Ultragaz, duly registered with the National Institute of Industrial Property (INPI - Instituto Nacional de Propriedade Industrial). All contracted dealers are Ultragaz's exclusive representatives. Under the terms of the respective contracts, each dealer agrees not to deliver non-Ultragaz LPG cylinders.

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

     Distribution Channels to Bulk Consumers. Ultragaz has three principal distribution methods for industrial and commercial consumers: large cylinders, small bulk and large bulk.

     Ultragaz uses large cylinders, i.e. 20 kg, 45 kg and 90 kg cylinders, for delivery to commercial users and also to small industrial users. Large bulk distribution, classified by Ultragaz as consumption of more than 5tons per month and comprised almost exclusively of industrial users, is made by tanker trucks that deliver the LPG directly to the storage tanks located at the customers' premises. Small bulk distribution, classified by Ultragaz as consumption of between 0.5 and 5 tons per month and comprised of commercial users and smaller industrial users, is made by bob-tail trucks, to enable delivery to be made to commercial users whose tanks are not readily accessible by traditional bulk delivery equipment. Ultragaz uses the UltraSystem trade name in connection with its small bulk distribution through bob-tail trucks. Ultragaz makes bulk sales directly to customers using its own fleet and transportation provided by third parties, including Transultra.

     Ultragaz makes deliveries to its commercial and industrial customers in cylinders and in bulk. Ultragaz's strategy is to make substantially all of its deliveries to commercial and industrial users in bulk and, as a result, Ultragaz is currently investing in its bulk delivery capability.

     Bulk delivery may only be effected where the customer maintains an LPG storage tank. Ultragaz installs a tank at the customer's premises and enters into a long-term contract with the customer for the supply and purchase of LPG. The term of Ultragaz's bulk supply contracts ranges from two to five years. The contracts provide for a fixed price over the term of the contract, subject to adjustments in response to changes in the refinery prices Petrobras charges to the distributors. See "- Markets and Marketing."

     A key element of Ultragaz's bulk strategy is to convert its most important commercial and industrial customers from large cylinders to bulk delivery. Bulk delivery has advantages both for Ultragaz and the customer as compared to the delivery of LPG in cylinders and it also has a lower cost per ton. Additionally, long-term contracts ensure a stable supply relationship during the term of the contract. Because bulk storage provides a larger quantity of LPG at the customer's premises, and thus a more reliable supply of LPG, consumption tends to increase when customers move from cylinders to bulk distribution. The terms of bulk supply contracts generally provide that the tank is installed at the expense of Ultragaz and that Ultragaz retains ownership of the tank. The terms of the bulk supply contracts also provide that the tank provided by Ultragaz may only be filled with LPG delivered by Ultragaz. Upon its expiration, the contract may either be renegotiated or the tank removed by Ultragaz. As the installation of the tank represents a significant investment for Ultragaz, Ultragaz seeks to ensure that it realizes a return on this investment within the period of the original bulk contract. See "- Markets and Marketing."

     Payment Terms. Ultragaz's sales through its retail stores and through home delivery are made on a cash basis. Ultragaz's sales to independent dealers and to industrial and commercial users are paid within 10 to 30 days from delivery.


   Cylinder Swapping Centers

     Pursuant to the Self-Regulatory Code, the LPG distributors have established sixteen operating swapping centers to facilitate the return of third-party cylinders to the appropriate distributor. Under the Self-Regulatory Code, while LPG distributors may pick up any empty LPG cylinders tendered by customers in exchange for full LPG cylinders, whether or not such empty cylinders were put in circulation by that distributor, after October 1997, LPG distributors were not permitted to refill third-party cylinders. Accordingly, LPG distributors may deliver third-party cylinders to a swapping center where such cylinders may be exchanged for cylinders placed in circulation by such LPG distributor. The swapping centers currently charge a fee of R$0.16 per exchanged LPG cylinder. In areas where only one LPG distributor has a sizable market share, it is customary to use the facilities of that distributor as an unofficial swapping center for which there may be an additional cost.

     Prior to the establishment of the swapping centers, Ultragaz incurred significant costs associated with the return of its cylinders, as it did not follow the widespread industry practice of filling third-party cylinders. Ultragaz estimates its costs relating to swapping centers and cylinder returns were approximately R$ 6.2 million, R$4.8 million and R$3.9 million in 2002, 2001 and 2000, respectively. As the swapping centers costs are shared between LPG distributors, Ultragaz's costs from the return of cylinders were significantly reduced when the swapping centers were created, but have since then increased due to Ultragaz's geographic expansion. Ultragaz estimates that costs associated with swapping centers and the return of cylinders in 2003 will be approximately R$7 million.

     Requalification of Cylinders. The useful life of a cylinder varies depending on a number of factors, the most important of which are the extent to which the cylinder has been exposed to corrosion from the atmosphere and whether the cylinder has been damaged. The Self-Regulatory Code provides that all cylinders must be requalified after their first 15 years' use, and every 10 years thereafter. Each cylinder is visually inspected for damage and corrosion to determine if it can be requalified or if it should be discarded as scrap metal. In the case of cylinders which pass the quality and safety checks, several procedures are followed before the cylinders are stamped with the year of requalification and the next year in which they are due for requalification.

     Ultragaz currently carries out approximately 85% of its requalification operations in its own plants.

   Competition

     Ultragaz's main competitors are:

     o Agip do Brasil S.A. known as Agipliquigas, a subsidiary of AgipPetroli SpA, the Italian oil and gas conglomerate, which has been operating in the Brazilian LPG distribution sector for more than 40 years;

     o Butano, a domestic Brazilian LPG distributor which has been present in the market for more than 45 years;

     o Supergasbras, which was incorporated in 1946, operates mainly in the south, southeast and mid-west regions and is controlled by SHV Energy, a major multinational LPG distributor, and Supergasbras' original founding family and;

     o Minasgas S.A., known as Minasgas, which was incorporated in 1955, operates mainly in the south, southeast and mid-west regions and is controlled by SHV Energy.

     The following table sets forth the market share of Ultragaz and its competitors:

                                           Year Ended December 31,
                                           -----------------------
LPG Distributor                  2002               2001               2000
---------------                  ----               ----               ----
AgipLiquigas                     21.2%              20.7%              21.3%
Ultragaz                         19.6%              19.3%              18.4%
Butano                           19.4%              19.0%              19.4%
Supergasbras                     12.8%              13.2%              13.5%
Minasgas                         10.5%              10.4%              9.9%
Others                           16.5%              17.4%              17.5%
Total                           100.0%             100.0%             100.0%

Source: Sindigas

     Prior to 1990, the government specified the areas in which LPG distributors were permitted to operate and each LPG distributor was allocated a limit in its LPG sales for each Brazilian geographic region in which it operated. These limits impacted the growth of larger LPG distributors and limited competition among LPG distributors. These restrictions were removed as part of the deregulation process, resulting in a substantial increase in competition among domestic LPG distributors.

     The bottled market for LPG is a mature market with relatively low consumption growth and thus competition is largely based upon attempts by LPG distributors to increase market share at the expense of their competitors. LPG distributors in the bottled market compete primarily on brand awareness and reliability of delivery and the service provided to customers. Ultragaz believes that it is competitive in these aspects. As all LPG distributors currently purchase all of their LPG requirements from Petrobras, and Petrobras supplies all LPG distributors at the same price, LPG distributors compete on the basis of efficiencies in distribution and delivery rather than on the cost. Ultragaz's principal markets, including the cities of Sao Paulo, Salvador and Curitiba, contain heavy concentrations of residential consumers and therefore distribution to this market can be carried out with great economies of scale resulting in lower distribution costs to Ultragaz.

     Since May 2001, each LPG distributor, without governmental interference, has freely determined LPG retail store prices. The retail store price will depend on factors varying from the level of competition among LPG distributors in a particular region to brand recognition, value added services provided in connection to distribution and each distributor's logistics efficiency.

     In addition to the competition of other LPG distributors, Ultragaz competes with companies that offer alternative energy sources to LPG, such as fuel oil, electricity, wood and natural gas.

     While fuel oil is less expensive than LPG, LPG has performance and environmental advantages over fuel oil in industrial use. When compared to other energy sources, LPG is a clean, portable and economic alternative. Additionally, Brazil faces a potential electricity generation problem. In the second half of 2001, Brazil experienced an electricity shortage that led the government to implement rationing measures. There could be future shortages of electricity in Brazil unless its generating capacity is substantially increased in the near future. Natural gas is currently less expensive than LPG for large volume industrial consumers, although substantially more expensive than LPG in the bottled market, since its supply requires significant investments.

     The following chart provides a comparison between the consumer prices charged for LPG in Brazil and consumer prices of other energy sources in U.S. dollars per million of BTU, the British Thermal Unit, as of December 2002:

                               [OBJECT OMITTED]

(1) The price of natural gas for industrial purposes is based on a monthly consumption of 300 thousand tons.

     Due to an increase in demand of electric energy in Brazil and to an increase in availability of natural gas through the Brazil-Bolivia pipeline, the Brazilian government is promoting the construction of thermoelectric power plants, which use natural gas.

     Tax Exemption Rules. Pursuant to legislation which provides tax relief for industries located in the northeast region of Brazil, Ultragaz benefits from an income tax exemption on operating income with respect to the cylinder filling plants at Mataripe, Juazeiro and Suape. These exemptions will expire in 2003, 2004 and 2007, respectively. Tax exemptions amounted to R$ 5.4 million, R$ 1.6 million and R$ 3.0 million in 2002, 2001 and 2000 respectively. Amounts which are payable as income tax are charged to income and credited to a reserve account in shareholders' equity. We cannot guarantee that there will be no amendments to the current tax legislation.

   Environmental Matters

     Ultragaz is subject to the Brazilian federal, state and local laws and regulations relating to the protection of the environment. Pursuant to specific regulation, each of Ultragaz's filling plants is required to obtain operating permits from the state environmental agencies and from the fire department. See "- Industry and Regulatory Overview."

   Insurance

     Ultragaz maintains adequate insurance policies covering a number of risks to which it believes to be exposed, including damages and/or losses caused by fire, lightning, explosion of any nature, flooding, aircraft crashes, smoke and electrical damage, covering the filling plants and satellite stations, and also the pipelines owned and/or used by Utingas.

     Our third party insurance covers each company of the Ultrapar group and comprises two policies: one policy covers minor events and has a limit of R$ 1 million; the other policy covers possible events of a more serious nature and has a limit of R$ 150 million. The entire plan covers damages and/or losses that can eventually be caused to third parties due to accidents related to Ultragaz's commercial and industrial operations and/or distribution and commercial products and services.

     Ultragaz's management and its advisers believe that this insurance coverage is in line with industry standards in Brazil.

Petrochemicals and Chemicals

   Overview of the Sector and Applicable Regulations

     The petrochemical industry transforms crude oil by-products or natural gas into widely used consumer and industrial goods. The Brazilian petrochemical industry is generally divided between three sectors, depending on the stage of transformation of the petrochemical raw material. The companies which operate in these different stages are known as first generation companies, second generation companies and third generation companies.

     First Generation Companies. Brazil's first generation companies, which are referred to as "crackers", break down or "crack" naphtha, their principal feedstock, into basic petrochemicals. In Brazil, the crackers purchase their naphtha, which is a by-product of the oil refining process, from Petrobras, currently the only Brazilian producer and to a lesser degree, from imports. The basic petrochemicals produced by the crackers include olefins, primarily ethylene, propylene and butadiene and aromatics, such as benzene, toluene and xylenes. Braskem S.A, Companhia Petroquimica do Sul, known as Copesul, and Petroquimica Uniao, known as PQU, -- Brazil's three crackers -- sell these basic petrochemicals to second generation companies. The basic petrochemicals, which are in the form of either gases or liquids, are transported to the second generation companies through pipelines for further processing.

     Second Generation Companies. Second generation companies process the basic petrochemicals produced by the crackers to obtain intermediate petrochemicals, such as:

     o polyethylene, ethylene oxide, polystyrene and polyvinyl chloride , or PVC, each produced from ethylene;

     o polypropylene, oxo-alcohols and acrylonitrile, each produced from propylene;

     o    caprolactam, produced from benzene;

     o    purified terephtalic acid, or PTA, produced from p-xylene; and

     o styrene butadiene rubber, or SBR, and polybutadiene, each produced from butadiene.

     There are approximately 51 second generation companies operating in Brazil, including Oxiteno. The intermediate petrochemicals are produced in solid form as plastic pellets or powders and in liquid form and are transported through roads, railroads or by ship to third generation companies.

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

     Petrochemical Complexes. The production of first and second generation petrochemicals in Brazil centers around three complexes: the northeast complex, the Sao Paulo petrochemical complex, and the southern petrochemical complex. Each complex has a single first generation producer or cracker, and several second generation companies.

     The northeast complex, located in the municipality of Camacari in the state of Bahia, began operations in 1978. It consists of approximately 19 second generation companies, including Oxiteno, situated around Braskem as the cracker. Braskem currently has an ethylene production capacity of 1.2 million tons per annum.

     The Sao Paulo complex, at Capuava in the state of Sao Paulo, was created in 1972 and is the oldest petrochemical complex in Brazil. Its cracker, PQU, supplies first generation petrochemicals to 25 second generation companies including Oxiteno. PQU has an ethylene production capacity of 500,000 metric tons per annum.

     The southern complex, located in the municipality of Triunfo in the state of Rio Grande do Sul, is based around the raw materials cracker, Copesul, and includes 7 second generation companies. Copesul has an ethylene production capacity of 1.135 million metric tons per annum.

     The following map shows the location of Brazil's petrochemical complexes:

                               [OBJECT OMITTED]

     Structure of the Chemical and Petrochemical Sectors. The current structure of the petrochemical complexes reflects the plan developed by the Brazilian government during the 1970s, to establish a domestic petrochemical industry to serve Brazilian markets. First and second generation companies are located closely to each other to integrate the common use of facilities and to facilitate raw material delivery. Even after the privatization of the crackers and second generation companies, production capacity expansions at these facilities continue to be coordinated to ensure that demand meets the supply of petrochemicals. The infrastructure that developed around or near the complexes further fostered the interdependence of first and second generation companies, as limited facilities were constructed to facilitate the transportation and storage of feedstock for importation or exportation.

     The Brazilian government developed the local petrochemical industry by promoting the formation of joint ventures among the Brazilian government, foreign petrochemical companies and private Brazilian investors.

Petrobras' majority-owned subsidiary, Petroquisa, participated in each joint venture as the representative of the Brazilian government; a foreign petrochemical company provided technology; and a Brazilian private sector company provided management.

     In 1992, the Brazilian government began a privatization program that significantly reduced its interests in, and influence over, the petrochemical industry, particularly with respect to first and second generation companies. This program was designed to increase private investment in the petrochemical industry and to spur its consolidation and rationalization. As a result of privatization auctions, the Brazilian government's voting interests in Copesul, Braskem (formerly known as Copene), and PQU has been reduced, and the second generation companies' voting interest in the crackers has increased. In December 31, 2002 the government held 8.1% of Braskem's voting capital, 17.4% of PQU's voting capital and 15.6% of Copesul's voting capital.

     In July 2001, the Odebrecht and Mariani groups acquired control of Copene with the intent of consolidating in one single company, Braskem, Copene's activities and those of several second generation petrochemical companies (OPP, Trikem, Polialden and Nitrocarbono). In 2003, Braskem consolidated OPP and Nitrocarbono and took over the raw material supply contracts with the other second generation companies.

     Role of Petrobras. Naphtha is the raw material used in Brazil for the production of basic petrochemicals such as ethylene and propylene. Petrobras is still the only producer and the most important naphtha supplier in Brazil, even though its legal monopoly ended in August 2000. See "- Distribution of Liquefied Petroleum Gas -- Industry and Regulatory Overview" for a discussion of the termination of the Petrobras monopoly. Due to constraints of its refining capacity, Petrobras imported approximately 2.6% of the naphtha that it sold in Brazil in 2002. Braskem and Copesul together directly import about 28% of their naphtha requirements.

     Although the Ministry of Finance and the Ministry of Mines and Energy formerly regulated the price at which Petrobras sold naphtha, naphtha prices have been freely negotiated since August 9, 2000. In July 2000, the naphtha price was 9% above the Amsterdam, Rotterdam and Antwerp Region price, known as the ARA price, which is the international reference price. Currently, domestic naphtha prices are between 1% and 2% higher than the ARA price.

     Environmental, Health and Safety Standards. Petrochemical companies are subject to Brazilian federal, state and local laws and regulations governing the protection of the environment. At the federal level the main regulator is the Brazilian Institute of the Environment and Renewable Natural Resources, or Instituto Brasileiro de Meio Ambiente e Recursos Naturais Renovaveis -- IBAMA, and by CONAMA.

     In accordance with environmental laws and regulations, petrochemical companies are required to obtain licenses for their manufacturing facilities. Authorities in the state where a plant is located may regulate its operations by prescribing specific environmental standards in its operating licenses. Petrochemical companies must satisfy regulatory authorities that the operation, maintenance, and reclaiming of facilities comply with regulations and do not cause damage to the environment.

     Environmental regulations apply particularly to the discharge, handling and disposal of gaseous, liquid and solid products and by-products from manufacturing activities. Rules issued by CONAMA and by state authorities also prescribe preventive measures relating to environmental pollution and waste treatment requirements. In addition, the transportation, storage and supply of products are subject to specific standards designed to prevent spills, leakages and other accidents.

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

     Petrochemical companies are also subject to federal, state and local laws and regulations that establish occupational health and safety standards. According to such laws and regulations, these companies are also required to report on their occupational, health and safety records on a yearly basis to the local office of the Ministry of Labor in each of the states in which it operates. They are also subject to all federal, state and local government regulation and supervision generally applicable to companies doing business in Brazil, including labor laws, social security laws, public health, consumer protection, securities laws and antitrust laws.

   Oxiteno

     We operate in the chemical and petrochemical segment through the second generation company, Oxiteno, a wholly owned subsidiary of Ultrapar. Oxiteno is the only Brazilian producer of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers and methyl-ether-acetates, and also a major producer of specialty chemicals. Its products are used in a broad range of industrial sectors, such as polyester, packaging, paints, varnishes and cosmetics. In 2002, Oxiteno sold 434 thousand tons of chemical and petrochemical products.

   Products and Markets

     Oxiteno's products can be divided into two principal groups: commodity chemicals which are generally higher-volume products, with standard features and specialty chemicals which tend to be lower-volume products sold on the basis of chemical composition and suitability to meet a particular end-use requirement. Oxiteno's principal commodity chemicals are ethylene oxide, several derivatives of ethylene oxide, including ethylene glycol, ethanolamines, glycol ethers and glycol ether acetates, and MEK. Oxiteno's principal specialty chemicals include a wide variety of products that are used as surfactants, softeners, dispersants, emulsifiers, detergents and hydraulic fluids.

     The following chart outlines the principal raw materials used by Oxiteno and their intermediate and final products.

                               [GRAPHIC OMITTED]

     The production of ethylene by Brazilian crackers being committed to existing second generation companies, together with the significant investment needed for the construction of a new cracker, constitute entry barriers to new local ethylene oxide producers. In addition, the characteristics of ethylene oxide (highly inflammable at room temperature and atmospheric pressure), make importing of this product difficult. Ethylene derivatives are regularly imported by the major international petrochemical companies and by international and domestic trading companies.

     The Brazilian petrochemical industry primarily serves the domestic market, but also sells products in the international market. While Oxiteno sells most of its specialty and commodity chemical products in Brazil, it has an installed capacity in excess of domestic demand and exports the surplus to 42 countries in Asia, Latin America, Europe and North America. This excess production capacity is strategic and also acts as a barrier to new ethylene producers. In 2000, 2001 and 2002, Oxiteno derived 30%, 28% and 26%, respectively, of its gross sales from exports.



     The following table sets forth Oxiteno's sales volume for each category of its products for the periods indicated.


                                            Year Ended December 31,
                                            -----------------------
Category                          2002               2001               2000
--------                          ----               ----               ----
                                                (in metric tons)

Commodities
Ethylene Oxide                   12,293             12,907             14,385
Ethylene Glycols                224,663            248,570            236,696
Etanolamines                     18,389             18,180             18,727
Glycol Ethers                    25,450             23,637             21,542
Acetates                         15,253             17,674             16,393
Metil-Etil-Ketone                31,609             24,544             33,429
                                -------            -------            -------
Total                           327,657            345,512            341,172
                                -------            -------            -------

Specialty
Blends                           13,655             12,110             11,303
Ethyoxylated Alcohols            11,793             12,866             14,056
Ethyoxylated Alkyphenols         27,652             27,216             21,512
Ethyoxylated Fatty Esters         3,551              3,639              3,271
Polyethyleneglycols               6,666              5,098              4,574
Sulfonates / Sulfates            23,912             23,350             16,922
Others (1)                       18,577             15,850             15,310
                                -------            -------            -------
Total                           105,806            100,129             86,948
                                -------            -------            -------

                                -------            -------            -------
Total                           433,463            445,642            428,120
                                =======            =======            =======

Exports                         169,717            188,957            188,916
Domestic Market                 263,746            256,684            239,204

(1) Includes Alcohols, Catalysts, EO/PO, Fatty Esters, Other Ethhoxylates, Other Formulae, Polymerics.

     Commodity Products.

     The following are Oxiteno's principal commodity products and their principal uses and markets.

     Ethylene oxide. Ethylene oxide is a colorless and highly flammable gas at room temperature and atmospheric pressure. Ethylene oxide is produced in a continuous production process by gaseous phase catalytic partial oxidation of ethylene by oxygen at high temperature and pressure. In 2002, Oxiteno used approximately 95% of its ethylene oxide production in the production of derivatives and sold the remaining 5% to other petrochemical companies.

     Ethylene glycols. The principal ethylene glycol produced by Oxiteno is mono-ethylene glycol, known as MEG. Oxiteno also produces di- and tri-ethylene glycol. Mono-ethylene glycol is a clear, non-flammable, non-volatile liquid at room temperature and atmospheric pressure. Ethylene glycols are produced in a continuous process from an ethylene oxide solution. In 2002, approximately 61% of the ethylene glycol produced by Oxiteno was sold to chemical companies for the manufacture of polyester fibers and polyethylene terephthalate known as PET, with the remainder sold for use in the production of antifreeze, brake fluids, solvent and other chemicals.

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

     Glycol ethers. Ethylene oxide-based glycol ethers are clear, flammable and volatile liquids at room temperature and atmospheric pressure. Glycol ethers are produced by combining ethylene oxide with an anhydrous alcohol, usually methyl, ethyl or butyl alcohol. In 2002, substantially all of the glycol ethers produced by Oxiteno were sold for use as solvents for formulations such as paints, inks and cleaning fluids, with the remainder sold for use in non-solvent applications, including use as an anti-icing agent in jet fuel, as fluids for hydraulic systems, and as chemical intermediates for plasticizers and other compounds.

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

     Specialty Chemicals. The following table sets forth Oxiteno's principal specialty chemical products and their principal uses and markets.



Major Markets                      Specialty Chemicals                        Uses
-------------                      -------------------                        ----
Detergents                         Alkylbenzene sulfonic acids,               Dispersants, solubilizing agents,
                                   alkylsulfates, alkyl ether sulfates,       emulsifiers, foam stabilizers,
                                   ethoxylated alkylphenols, ethoxylated      adjuvants, moisteners, detergent bases
                                   fatty alcohols, polyethyleneglycols,
                                   alkanolamides, betaines,
                                   sulphosuccinates, block copolymers EO/PO
Agricultural Chemicals             Ethoxylated fatty amines, ethoxylated      Emulsifiers, moisteners, dispersants,
                                   alkylphenols, alkyl ether sulfates,        humectants
                                   blends, naphthalene sulfonate,
                                   ethoxylated vegetable oil, copolymers
                                   EO/PO
Cosmetics                          Alkyl sulfates, alkyl ether sulfates,      Emollients, densifiers, emulsifiers,
                                   betaines, ethoxylated fatty alcohols,      foam stabilizers, adjuvants, moisteners,
                                   polyethyleneglycols, alkanolamides,        detergent
                                   ethoxylated sorbitan esters, sorbitan
                                   fatty esters
Foods                              Sorbitan fatty esters, ethoxylated         Emulsifiers, stabilizers, dispersants
                                   sorbitan esters


Major Markets                      Specialty Chemicals                        Uses
-------------                      -------------------                        ----
Textiles                           Ethoxylated alkylphenols, ethoxylated      Antistatic agents, lubricants,
                                   fatty alcohols, ethoxylated vegetable      softeners, emulsifiers, antifoamers,
                                   oils, ethoxylated fatty amines             mercerizing additives, humectants, low
                                                                              foam detergents
Leather                            Ethoxylated alkylphenols,                  Depilatory agents, degreasers,
                                   polyethyleneglycols, naphthalenes,         dispersants, softeners, synthetic tannins
                                   sulfonates
Oil Field Chemicals                Block copolymers EO/PO, condensed          Dispersants, surfactants, emulsion
                                   naphthalenes, sulphonates, sorbitan        preventers
                                   fatty esters


     Domestic Sales. The following table shows Oxiteno's domestic market sales volumes by market segment for the periods indicated:

                                            Year Ended December 31,
Market sector                    2002                 2001              2000
-------------                    ----                 ----              ----
                                                (in metric tons)

Polyester                       74,149               83,632            77,148
Paints and varnishes            16,594               16,465            14,587
Chemical Industries             23,968               22,994            25,901
Detergents                      19,171               21,365            18,908
Hydraulic fluids                21,592               15,188            16,323
Agricultural chemical           12,352               11,920             9,813
Resins                          18,168               17,441            15,191
Cosmetics                       16,482               15,285            10,087
Leather / Paper                 11,592                7,725             6,867
Textiles                         5,314                4,822             4,632
Food                             2,714                2,765             2,396
Oilfield applications            4,810                5,117             4,724
Distributors                    27,984               25,533            26,610
Others (1)                       8,856                6,432             6,017
                               -------              -------           -------
Total domestic market          263,746              256,684           239,204
                               =======              =======           =======

(1) Others includes catalysts producers, civil construction companies, pharmaceutical and veterinary companies.

     In the Brazilian market, the polyester market constitutes the most important market for Oxiteno's products. MEG produced by Oxiteno is sold to chemical companies that manufacture polyester fiber, which is used to make a variety of fabrics, and is also sold to producers of PET, which is a polymer used to make packaging, such as soft drink bottles.

     A great portion of Oxiteno's product prices in the Brazilian market are set by reference to international contract prices in U.S. dollars, as they are commodity chemicals, but are denominated in reais. The sales are made on a negotiated basis rather than pursuant to long-term written contracts. In the case of specialty chemicals which meet the requirements of a particular demand and which are not subject to ready substitution by imports, Oxiteno's pricing is more flexible and takes into account the value-added to its customers by the particular specialty chemical.

     Oxiteno's sales force in the domestic market consists of 41 persons, organized by industry sector. In 2002, over 89% of Oxiteno's sales in the domestic market were made directly by its salesforce. The remaining sales, mainly to smaller regional customers, were made through independent dealers.

     Oxiteno's principal customers in the domestic market include Rhodia-Ster Fibras e Resinas Ltda., which principally purchases ethylene glycols, Clariant S.A., which principally purchases ethylene oxide and ethoxylated products, and IGL Ind. Ltda, which principally purchases sulfates. In 2002, Oxiteno's ten largest customers in the domestic market accounted for 42% of domestic market revenues. Oxiteno believes that by distributing its products to a variety of markets it is able to protect itself, to a certain extent, from the effects of a decrease in economic activity in any particular market.

     Export Sales. The following table sets forth Oxiteno's sales by volume in tons for each geographic market served by Oxiteno in the periods indicated.


                                                   Year Ended December 31,
                                      ------------------------------------------------------
Market                                   2002                2001               2000
---------------------------------     ---------------  -------------------  ----------------
                                         (in metric tons and percentage of the total)

Mercosur (not including Brazil)        33,124    20%       51,043    27%      52,827     28%
Remainder of Latin America              3,909     2%        3,113     2%       2,603      1%
Nafta                                  11,874     7%       30,177    16%      31,474     17%
Europe                                 39,984    23%       31,247    16%      22,016     12%
Africa                                  6,697     4%        5,321     3%       2,218      1%
Far East                               72,672    43%       67,714    36%      77,594     41%
Pacific Region                          1,317     1%          342     0%         184      0%
Middle East                               140     0%            0     0%           0      0%

                                      -------   ---       -------   ---      -------    ---
Total                                 169,717   100%      188,957   100%     188,916    100%
                                      =======   ===       =======   ===      =======    ===


     Oxiteno exports a wide variety of chemical products including glycols, MEK, ethoxylated alkylphenols, glycol ether acetates, glycol ethers, ethanolamines, ethoxylated fatty amines and other ethoxylated products. In the international market, Oxiteno sells both to industrial customers, including Voridian Argentina S.R.L, Unilever de Argentina S.A. and Cognis S.A., as well as trading companies and other third-party distributors. Oxiteno's largest customer in the international market is a major European trading company for glycol, which accounted for approximately 18% of international revenues in 2002. In the same period, two other customers each accounted for more than 10% of Oxiteno's sales in the international market.


     In most cases, Oxiteno's sales prices for its commodity chemicals in the domestic and export markets are based on international contract prices rather than international spot prices. International contract prices are fixed by reference to published data regarding the price at which industry participants have sold the relevant product.

     In general, Oxiteno's operating margins on products sold in the international market are substantially lower than operating margins for similar products sold in the domestic market. Nevertheless, Oxiteno deems it important to maintain a presence in international markets, partially because the domestic market is not large enough to accommodate all of its sales. Oxiteno intends to shift sales to the domestic market as local demand for its products increases, but will continue to export and will maintain its presence in the international market.

     Customers. Oxiteno's most important customers for its commodity chemicals are chemical companies, surface coating producers and polyester producers, and its customers for specialty chemicals comprise a variety of industrial and commercial enterprises including brake fluid distributors, agrochemical producers, manufacturers of food additives and manufacturers of detergents and cosmetics.

   Competition

     Oxiteno competes largely with imported products. Since 1990, it has had to operate in an increasingly competitive environment due to imports from international and transnational petrochemical industries. As imported products are mostly commodity chemicals, competition is based principally on price. However, factors such as product quality, timely delivery, reliability of supply and technical service and support are also important competitive factors. As a local producer, Oxiteno believes it has a competitive advantage over imports with regard to some of these factors.

     Oxiteno's principal competitors are Shell Brasil Ltda., Exxon Mobil Quimica Ltda., Dow Brasil S.A., Lyondell Quimica do Brasil Ltda., Cognis Brasil Ltda., Clariant S.A. and BASF S.A.. Importers incur additional costs when selling their products in the Brazilian market, due to import tariffs and additional freight charges.

     Oxiteno estimates that its Brazilian market share in 2002 was approximately 70%. In the case of specialty chemicals, Oxiteno competes primarily with other Brazilian producers and pricing is a less decisive competitive factor than with true commodity chemicals, while conformity with specifications, product performance and reliability of service are comparatively more important. Access to technology and research and development are important factors with regard to conformity to specifications and product performance, especially in the development of new products to meet customers' needs. As Oxiteno's competitors have greater technology and research and development resources, Oxiteno's strategy involves ensuring access to technology through its own research and development activity, licensing and joint ventures, if appropriate opportunities become available.

   Transportation and Storage

     As of December 31, 2002, Oxiteno had a total storage capacity of 73.2 thousand cubic meters, of which 42.9 thousand cubic meters were located in its plants and the remaining was leased from third parties. Oxiteno leases storage capacity from Tequimar on an arm's length basis and also from unaffiliated storage companies. See "- Business Overview -- Transportation and Storage -- Tequimar."

     Raw materials such as ethylene, oxygen, heavy C4 and ammonia are transported to Oxiteno's plants by pipeline and other raw materials are transported by truck.

     In 2002, 59% of Oxiteno's products were transported directly to customers by truck and 2% were transported by truck to a sea terminal for coastal transportation to other ports in Brazil and further delivery by truck. The remaining 39%, representing most of Oxiteno's sales in the international market, were transported by ship.

   Raw Materials

     Oxiteno's principal raw material is ethylene. In 2002, ethylene was responsible for 51% of Oxiteno's variable costs of production and approximately 43% of its total cost of goods sold. Among Oxiteno's other raw materials, the principal include ethyl, butyl and lauryl alcohols, oxygen, acetic acid and rafinate II.

     Ethylene Supply. Ethylene is used for the production of ethylene oxide at the Camacari plant and the Maua plant. Braskem and PQU supply all of Oxiteno's ethylene requirements for the Camacari plant and Maua plant, respectively, thorough pipelines, thus minimizing the costs of delivery of ethylene and helping to ensure the reliability of supply. "See Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources - Investments and Capital Expenditures".

     Oxiteno has a long-term contract with Braskem relating to the volume of ethylene to be supplied to, and purchased by, Oxiteno. This contract will expire in 2012. Pursuant to its terms, Braskem is required to supply Oxiteno with up to 197 thousand tons of ethylene per year, and Oxiteno is required to purchase at least 138 thousand tons per year. The contract does not provide a price for the ethylene, but provides that the price will be negotiated between the parties from time to time and will be the same for all buyers of ethylene. The price is currently established pursuant to a margin sharing agreement between Braskem and its customers, including Oxiteno. In the case of PQU, Oxiteno, like other purchasers from PQU, does not have a long term contract relating to the volume or price of ethylene supplied.

     The following table sets forth information regarding Oxiteno's usage of ethylene at its Camacari and Maua plants for the periods indicated.

                                       Year Ended December 31,
Plant                2002        2001           2000          1999        1998
-----                ----        ----           ----          ----        ----
                                       (in thousands of tons)
Camacari               165         185            173           183         178
Maua                    38          42             40            41          39

     Ethylene is difficult and expensive to store and transport, as it must be kept at a temperature below -200 degrees Fahrenheit or -100 degrees Celsius during storage and transportation. As a result, ethylene is not imported or exported in substantial quantities. Accordingly, the naphtha crackers, including Braskem and PQU, are largely dependent for their sales upon the second generation petrochemical companies, such as Oxiteno, located in the respective petrochemical complexes.

Conversely, since imports of ethylene from other producers are not readily available, Oxiteno depends entirely on Braskem and PQU for the supply of ethylene to its Camacari and Maua plants and, therefore for its ability to operate such plants. Oxiteno does not maintain any significant storage of ethylene and any unexpected interruptions in supply from the crackers would have an immediate impact on Oxiteno's production. The last unexpected interruption in the ethylene supply was in 1993, due to a pipeline fire that affected the naphtha delivery from Petrobras to Braskem, which caused a shutdown in the naphtha cracking operations, resulting in a 14-day shutdown in the Camacari plant's operations

     During the first half of 2002, there was a programmed stoppage at Braskem's pyrolysis I unit for expanding installed ethylene capacity. In the first quarter 2002, Oxiteno's ethylene quota was reduced by 32%. Problems involving the start-up extended the plant stoppage beyond schedule, restricting the volume of ethylene supplied in the second quarter of 2002 to 22% of the second quarter of 2001 volumes. In the second half of 2002 supplies were normalized.

     In 2002, Braskem and PQU had annual ethylene production capacity of 1.2 million tons and 500 thousand tons, respectively. See "- Price of Ethylene" and "- Industry and Regulatory Overview."

     Price of Ethylene. The price of ethylene supplied by Braskem to Oxiteno for the production of goods to be sold in Brazil is determined in a margin sharing agreement entered into in March 1997, and is the same for all of Braskem's ethylene customers. Prior to March 1997, the price of ethylene was negotiated between Braskem and its ethylene customers on a monthly basis.

     Under the margin sharing arrangement, the price paid for ethylene depends upon the weighted average market price charged by the ethylene customers in the Brazilian market during the previous month for a basket of goods derived from ethylene. The weight of each product in the basket depends upon the relative proportion of the total supply of ethylene used in the production of such product as compared with the other products in the basket. Certain cost elements are then deducted from the weighted average price. The remaining "margin" after the deduction of such cost elements from the average weighted price is shared between Braskem and the ethylene customers based on the respective investment of Braskem and such customers. The respective investments are calculated based on U.S.benchmarks rather than the actual investments of the parties.

     A different margin sharing arrangement is currently in place with respect to products produced from ethylene for the export market. Under this arrangement, the price paid for ethylene depends upon the gross margin of each export transaction of Braskem's customers. Subject to certain limits, the resulting margin is divided by 45% for Braskem and by 55% to the exporters.

     The following table shows the price list per metric ton for ethylene used in the production of products to be sold in Brazil charged by Braskem and PQU for the years indicated.



                                 Braskem
                           (formerly known as
                                 Copene)                       PQU
                        -------------------------   -------------------------
                                               (R$/ton)
2002
----
First Quarter                  1,099.67                      1,160.00
Second Quarter                 1,263.67                      1,268.67
Third Quarter                  1,360.67                      1,389.00
Fourth Quarter                 1,716.33                      1,671.33
Maximum Price                  1,900.00                      1,719.00
Minimum Price                  1,056.00                      1,134.00
Year Average                   1,360.08                      1,372.25

2001
----
First Quarter                  1,138.33                      1,247.67
Second Quarter                 1,226.33                      1,300.33
Third Quarter                  1,253.00                      1,314.67
Fourth Quarter                 1,207.08                      1,273.07
Maximum Price                  1,360.00                      1,397.00
Minimum Price                  1,089.00                      1,179.00
Year Average                   1,206.19                      1,283.93

2000
----
First Quarter                  1,035.67                      1,091.67
Second Quarter                 1,068.00                      1,137.00
Third Quarter                  1,159.67                      1,224.33
Fourth Quarter                 1,217.00                      1,272.67
Maximum Price                  1,217.00                      1,288.00
Minimum Price                    990.00                      1,036.00
Year Average                   1,120.08                      1,181.42

--------------------------------------------------------------------------------


     As naphtha accounts for approximately 90% of variable costs of ethylene production, fluctuations in the price of naphtha strongly influence fluctuations in the price of ethylene. Because the main determinant of the price of naphtha is the price of crude oil, the price of naphtha, and thus ethylene, is subject to fluctuations based on changes in the international oil price. See "Item 3. Key Information -- Risk Factors -- Risks Relating to Ultrapar and the Petrochemical and Chemical Industries."

     The current price for naphtha paid by Brazil's naphtha crackers is negotiated between those crackers and Petrobras and is currently determined using a formula that leads to a domestic naphtha price that is approximately 3% above the international price (ARA reference). See "--Industry and Regulatory Overview." Any increases in the price of naphtha, and thus ethylene, could have a material adverse effect on the business of Oxiteno, particularly as increased international competition in the petrochemical industry could make it difficult for Oxiteno to pass on price increases to its customers.

     Other Raw Materials. In 2002, other raw materials, principally oxygen, lauryl alcohol, ethanol, butyl alcohol, acetic acid, rafinate II, lauric oil, nonene, phenol, primary fatty amine, fusel oil and LAB accounted for approximately 49% of Oxiteno's variable costs and 41% of its total costs of sales (cost of goods sold).

Oxiteno generally obtains these other raw materials from a variety of sources, except for phenol, which Oxiteno purchases principally from a single supplier, Rhodia Poliamida Especialidades Ltda.

     Oxiteno uses oxygen in the production of ethylene oxide and purchases oxygen for the Camacari plant pursuant to a long-term contract with White Martins and Braskem which will expire in 2010. Oxygen for the Maua plant is purchased from Oxicap, Oxiteno's joint venture with Air Liquide.

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

   Tax-Exempt Status

     Pursuant to legislation which provides tax relief for industries located in the northeast region of Brazil, Oxiteno benefits from an income tax exemption on operating profits from sales of its products at the Camacari plant through 2006. Tax exemptions amounted to R$ 36.4 million, R$ 22.9 million and R$ 24.2 million in 2002, 2001 and 2000 respectively. Amounts payable as income tax are charged to income and credited to a reserve account in shareholders' equity. After 2006, the income resulting from the Camacari plant operation will continue to benefit from a partial income tax exemption, resulting in an income tax rate of 19% until 2008 and 22% until 2013. After 2013, Oxiteno will be liable for the full tax rate, currently 25%. We cannot guarantee that there will be no amendments to the current tax legislation.

   Maintenance and Quality Control

     Oxiteno carries out a program of preventive maintenance at each of its plants and uses statistical analysis to help predict production problems. The stoppages due to the maintenance program take place at the same time as the stoppages for the change of the ethylene oxide catalyst. In the case of the ethylene oxide and ethylene glycol units at the Maua and Camacari plants, which have continuous production processes, maintenance is preferably scheduled for periods when the relevant cracker, which supplies ethylene to the plant, is scheduled to be shut down for maintenance. Each cracker is typically shut down for maintenance for a period of approximately 20 days every 36 to 48 months. The same happens to the Triunfo plant, which receives butene from Copesul. In the case of the other production units at such plants and the Tremembe plants, maintenance is performed during scheduled breaks in production. Oxiteno uses its own employees for specialized maintenance and uses third-party contractors for routine maintenance. In addition, Oxiteno has a team of employees responsible for quality control that operates continuously. As of December 31, 2002, Oxiteno had 100 employees engaged in maintenance. "See - Overview of the Sector and Applicable Regulations".

   Health, Safety and Environmental Matters

     Oxiteno is subject to the environmental laws and regulations of the states in which it operates, which specify and detail federal legislation on these matters. See "-- Industry and Regulatory Overview." Oxiteno continuously monitors its compliance with federal, state and municipal legislation applicable to its various places of operation. In accordance with applicable law, Oxiteno is responsible for losses and damages of an environmental nature.

     The local state environmental authorities license each of Oxiteno's plants. Licenses granted in certain states are valid for a fixed period of time and then must be renewed. The licenses for the Tremembe and Maua plants were issued for an unlimited period of time. The terms of the other licenses vary according to the applicable legislation and to the periodic inspections performed by environmental authorities.

     Waste products from Oxiteno's industrial plants are discharged according to the legal requirements. Effluents are discharged and treated in Oxiteno's own treatment centers or by petrochemical complexes where the company has activities. Solid waste products are preferably reprocessed in cement furnaces. Where the reprocessing is not recommended, these products are incinerated or deposited in landfills owned by Oxiteno. Oxiteno periodically controls these discharge areas, not having any significant environmental liability.

     Our health and safety indicators are comparable to the international standards, and are a priority in Oxiteno's activities and in the action plans for the upcoming years.

     In March 2002, Oxiteno obtained a SA 8000 certification, which establishes the parameters for a Quality Management System focused on Social
Responsibility. This certification covers various matters, including health, safety, labor relations and compliance with the current legislation.

     Additionally, Oxiteno voluntarily complies with other requirements, such as those related to the responsible care program, issued by ABIQUIM, the Brazilian Chemical Industries Association, which sets forth international standards for environmental protection and occupational health as well as safety measures to be followed by chemical product manufacturers.

   Insurance

     In line with Ultrapar's policy, Oxiteno maintains various insurance policies which cover a broad range of risks to which it is exposed.

     In addition, Oxiteno maintains insurance policies covering pecuniary damages. Its insurance policy for "all risks" covers its assets and inventories against the risks to which they are exposed and also against losses due to accidents related to these risks.

     Our third party insurance covers each company of the Ultrapar group and comprises two policies: one policy covers minor events and has a limit of R$ 1million; the other policy covers possible events of a more serious nature and has a limit of R$ 150 million.

     Oxiteno's management and its advisers believe that this insurance coverage is in line with chemical and petrochemical industries standards in Brazil



Transportation and Storage

    Ultracargo

     We conduct our transportation and storage business through Ultracargo, one of the leading providers of integrated transportation and storage services to the LPG, petrochemical and chemical industries in Brazil. Among other solutions, Ultracargo offers, through its subsidiaries Transultra and Tequimar, integrated multimodal transportation, loading and unloading operations for its customers and the management of third party fleets. Ultracargo's subsidiary, Transultra, operates a fleet of tanker trucks and provides transportation services to the LPG distribution industry and the petrochemical and chemical industries. The storage services subsidiary Tequimar has a storage capacity of 200,581 m3, accounting for 70% of all tank capacity at the Aratu terminal in the State of Bahia, which serves South America's largest petrochemical complex. Tequimar is also present at the ports of Suape, Santos and Maceio, and provides support facilities in Camacari and Paulinia. See "--Petrochemicals and Chemicals--Industry and Regulatory Overview."

     Ultracargo holds 100% of Transultra's voting capital and 80% of Tequimar's voting capital. The remaining 20% of Tequimar's voting shares is held by Ultrapar.

     The following table sets forth Ultracargo net revenues by region for the periods indicated:


                                                         Year Ended December 31,
                                  2002                             2001                             2000
                       ------------------------------------------------------------------------------------------
                       Net Sales           %            Net Sales           %            Net Sales           %
                                           (in thousands of reais except percentages)
  North East            71,757             54%           60,431             57%           52,755             56%
  South East            57,210             44%           43,305             41%           40,019             42%
  South                  2,432              2%            1,592              2%            1,430              2%
                         -----              -             -----              -             -----              -
  Total                131,399            100%          105,328            100%           94,204            100%
                       =======            ===           =======            ===            ======            ===

     Ultracargo seeks to integrate the transportation and storage businesses by means of intermodal terminals and by establishing a new client relationship, as logistics operator. This integration between the management and operation of Transultra and Tequimar provides significant competitive advantages. Due to this combination, Ultracargo is the only company in the Brazilian market to offer integrated transport and bulk liquid and liquefied storage services to the petrochemical segment.

     An example of this integration is the new intermodal terminal built by Ultracargo in the state of Sao Paulo in response to its strategic decision to manage bulk solids and to position itself as a logistics operator. The terminal provides storage for solid, liquid and gaseous products as well as intermodal transportation. Today, its main activities include the storage of products originated from Argentina and the Camacari petrochemical complex for future distribution throughout Brazil.

     Ultracargo has also implemented the Integrated Transport System (SIT), which will result in a greater level of automation and control over transport operations. This system integrates data from all of its plants and branches through established dedicated lines, permitting the centralization of the data and the construction of a technological platform with a competitive edge in relation to the market.


   Transultra

     Transultra's principal market for transportation is the chemical and petrochemical industry, for which transportation is provided by truck between and among port terminals and first, second and third generation petrochemical companies operating at the various petrochemical complexes. Transultra has established long-term relationships with significant companies in the chemical and petrochemical industries, and provides its services on a negotiated basis with each individual customers. No written contracts for the rendering of services are customarily entered into in the transportation industry. Transultra obtained ISO 9002 certifications for its Capuava operations in 1997 and for its Camacari operations in 1999. In 2001, Transultra was the first company in the sector to receive the SASSMAQ Certificate, granted by the ABIQUIM, the Brazilian Chemical Industries Association, to companies that employ procedures that guarantee operational safety while respecting the environment and health of their workers.

     Transultra, through a fleet of tanker trucks, offers transportation services for LPG, chemical and petrochemical products in several major industrial regions in Brazil, as well as in Chile and Argentina. In 2002, Transultra operated a fleet of approximately 211 tractors and 448 trailers and, in 2001 and 2002, transported 2,559 and 2,460 thousand tons, respectively. Transultra estimates that its total share of its targeted chemical markets, excluding its participation in LPG transportation, is around 18%, while the remaining 82% of the market is divided among approximately 148 transportation companies.

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

     In 1997, Transultra began operating in the market for bulk transport of solid products, an important segment of the transport business in the domestic market in which products are transported utilizing special silos and semi-trailers. Transultra believes that there is significant opportunity for growth in this market. In 2002, Transultra transported approximately 150 thousand tons of solid products and entered into contracts with new customers which represented approximately a 16% increase in Transultra's 2002 revenues.

   Tequimar

     Tequimar provides storage facilities to Braskem and most of the second generation petrochemical companies in the northeast complex, including Oxiteno, as well as other chemical companies. It also maintains and operates port terminals for the storage of chemical and petrochemical products at the Aratu port in the state of Bahia, the Suape port industrial complex in the state of Pernambuco, the Maceio terminal in the state of Alagoas, the Santos marine terminal in the state of Sao Paulo, and the intermodal terminal in the city of Paulinia in the state of Sao Paulo, known as TIP. Tequimar estimates its total share of the Brazilian liquid storage market at 30%, the largest share in the Brazilian market. Tequimar currently owns 70% of the storage capacity at the Aratu port. In 1997, Tequimar obtained the ISO 9002 certification for most of its storage operations.

     In 2002, Ultracargo renewed the rental contracts of its principal terminals at Aratu and Suape until 2022 and 2030, respectively, with the objective of expanding its chemical product and derivative operations. The first expansion program has already been concluded, corresponding to an the increase of 20,000 cubic meters in storage area at the Aratu terminal. In 2002, Tequimar also began operating Braskem's raw material terminal, handling more than 1 million tons in its first year of activity.

   Environmental Matters

     Ultracargo is subject to Brazilian federal and state laws and regulations relating to the protection of the environment.

   Insurance

     Ultracargo maintains insurance policies covering a number of risks, in particular those relating to the transportation and storage of chemical and petrochemical products. Transportation activities are protected by policies covering damages caused by accidents and stolen cargo.

     Both Ultracargo's properties and Tequimar's pipelines are insured against fire, lightning, explosion, flooding, aircraft crash, smoke and electrical damages.

     Ultracargo also maintains insurance policies for civil liabilities. The storage operations are insured by policies covering damages to products in storage, including contamination.

     Our third party insurance covers each company of the Ultrapar group and comprises two policies: one policy covers minor events and has a limit of R$ 1million; the other policy covers possible events of a more serious nature and has a limit of R$ 150 million.

     Ultracargo's management and its advisers believe that the insurance maintained covers in all material respects the risks to which Ultracargo is exposed, and that it is consistent with industry practices in Brazil.

A. Organizational Structure

     The following chart shows our current organizational structure, including our principal intermediate holding companies and operating companies. Percentages represent approximate ownership of voting share capital and total capital (voting capital/total capital).


[GRAPHIC OMITTED]


     We conduct LPG distribution through our subsidiary Ultragaz Participacoes S.A., of which we own 100% of the total share capital. Ultragaz Participacoes S.A. operates through its three primary subsidiaries, Companhia Ultragaz S.A., Bahiana and Utingas. Companhia Ultragaz and Bahiana operate in the filling and distribution of LPG. Bahiana operates primarily in the northeast region of Brazil and Companhia Ultragaz serves the other Brazilian regions. Utingas is an LPG storage company, with facilities in the states of Sao Paulo and Parana.

     We conduct petrochemical and chemical activities through Oxiteno S.A., of which we own 100% of the total share capital. Oxiteno operates in the petrochemical and chemical segment directly and through its subsidiary, Oxiteno Nordeste S.A.. Oxiteno operates two plants located in the state of Sao Paulo, and Oxiteno Nordeste operates one plant in Camacari, in the state of Bahia, and a second plant in Triunfo, in the state of Rio Grande do Sul.

     Ultracargo conducts our transportation and storage business through its subsidiaries Transultra and Tequimar, respectively. Transultra provides transportation services throughout Brazil, as well as in Argentina and Chile. Tequimar maintains storage facilities at four port terminals located near two of the main petrochemical complexes in Brazil: Camacari and Sao Paulo.

     All of our subsidiaries are organized under the laws of the Federative Republic of Brazil.

B.       Property, Plants and Equipment

   Ultragaz

     Plant. Ultragaz's LPG distribution network includes 16 filling plants. Ultragaz also operates LPG storage bases, known as satellite bases for supplying our trucks. LPG is carried to the filling plants either via gas pipelines from Petrobras' installations, or by tanker truck. When LPG transportation is via gas pipeline the bases are known as primary and when transportation is via tanker truck, the bases are known as secondary. Ultragaz maintains storage facilities for LPG cylinders and satellite bulk distribution plants at strategic locations in order to maintain supplies closer to its customer bases and thus to reduce transportation costs. Substantially all of the LPG transported by truck from Petrobras to Ultragaz's secondary plants is transported by Transultra's fleet of tanker trucks on an arm's length basis. LPG is stored in the filling plants in large LPG storage tanks with a capacity of 60 tons per tank. In the case of LPG to be delivered in bulk, the LPG is pumped directly from the storage tanks into the bulk tankers. In the case of LPG to be delivered in cylinders, the LPG is pumped from the storage tanks into a number of filling heads, which deliver the LPG cylinders.

     The following table sets forth the total current storage and total filling capacity and monthly actual filling volumes during 2002 for each of Ultragaz's primary and secondary filling stations and satellite stations.



  Location             Base               Type        Storage Capacity     Filling Capacity  Filling average     Spare Capacity

                                                         (tons)             (ton / month)     (ton/month)         (% capacity)


South East           Maua               Satellite           540
                     Capuava            Primary             720                  13,000            11,658              10%
                     Santos             Primary             960                  3,770             2,776               26%
                     Sao Paulo          Satellite           600
                     Barueri            Primary             1,510                4,410             3,840               13%
                     Sao Jose dos CamposPrimary             360                  3,500             2,457               30%
                     Pouso Alegre       Satellite           60
                     Rio de Janeiro     Primary             500                  6,600             3,414               48%

Southern -Central    Paulinia           Primary             1,008                8,657             6,312               27%
Area
                     Sao Jose do Rio    Satellite           180
                     Preto
                     Aracatuba          Secondary           180                  2,458             2,452               0%
                     Ribeirao Preto     Secondary           180                  4,000             3,791               5%
                     Bauru              Satellite           60
                     Goiania            Secondary           180                  3,200             1,436               55%
                     Cascavel           Satellite           240
                     Araucaria          Primary             240                  10,200            5,312               48%
                     Canoas             Primary             600                  4,116             1,899               54%
                     Londrina           Satellite           60
                     Blumenau           Satellite           32
                     Chapeco            Satellite           60
                     Florianopolis      Satellite           34
                     Joinville          Satellite           32
                     Caxias do Sul      Satellite           60
                     Palhoca            Satellite           32

North East           Mataripe           Primary             956                  12,331            9,590               22%
                     Juazeiro           Satellite           56
                     Aracaju            Secondary           240                  3,770             2,402               36%
                     Suape              Primary             531                  5,795             3,659               37%
                     Ilheus             Secondary           336                  4,769             2,635               45%
                     Caucaia            Primary             420                  4,500             3,254               28%
                     Piraja             Satellite           56

TOTAL                                                       11,023               95,076            66,887              30%




     In line with its strategy of geographic expansion, Ultragaz has been investing in new filling plants in its target markets. Since 1999, six new filling plants started operations, including Goiania in the state of Goias, Caucaia in the state of Ceara and Duque de Caxias in the state of Rio de Janeiro. In 2003, another filling plant will start operations in Betim in the state of Minas Gerais.


     In addition, Ultragaz maintains headquarters in the city of Sao Paulo and regional offices in the areas in which it operates. Ultragaz also maintains 60 retail stores, including outlets at each of its plants.

     Equipment. LPG cylinders are manufactured from steel and are fitted with a collar at the top of the cylinder and a rim at the base of the cylinder. The cylinders are fitted with a valve through which the cylinder is filled and through which the LPG is discharged during use. The 13 kg cylinders, which are used in the bottled segment, also have a safety plug, which is designed to discharge LPG if the temperature in the cylinder exceeds a certain limit. 13 kg cylinders are approximately 46 centimeters high, one meter in circumference and weigh approximately 26.6 kg when full. Ultragaz's cylinders are painted blue. The company believes that the distinctive blue color has been important in developing consumer perception of the Ultragaz brand name.

     Ultragaz has a number of alternative sources of supply for most types of cylinders and tanks. Each cylinder manufactured for Ultragaz is stamped with the Ultragaz logo and the month and year of manufacture by the manufacturer. In 2002, the average market price per cylinder for 13kg cylinders, 20kg cylinders and 45kg cylinders was approximately R$42.00, R$210.00 and R$235.00, respectively.

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

   Oxiteno

     Oxiteno has four plants, including the Camacari plant in the northeast complex, the Maua plant in the Sao Paulo complex, the Triunfo plant in the southern complex and the Tremembe plant in the state of Sao Paulo. On average, Oxiteno spends approximately R$30 million per year in maintenance of its equipment and facilities.

     The following table sets forth the principal product lines and capacity of Oxiteno's plants.



                                                              Maximum Capacity                     Production
                                                           --------------------------     -------------------------
                                                            (thousands of metric              (thousands of metric
                                                               tons per year)                  tons per year)
 Plant              Product Lines                          2002       2001       2000       2002       2001     2000
 -----              -------------                          ----       ----       ----       ----       ----     ----
Camacari           Ethylene Oxide and Derivatives          715        705        690        483         558      506
                   Ethylene Oxide and Derivatives
Maua               and Specialty Chemicals                 222        209        189        145         147      147
Tremembe           Specialty Chemicals                      60         60         58         39          36       29
Triunfo            MEK                                      40         33         33         30          26       33

     Maximum capacity at the Camacari and Maua plants is the sum of each plant's ethylene oxide capacity and the total capacity of its production units for ethylene oxide derivatives. However, as the aggregate capacity for ethylene oxide derivatives at these plants demands more ethylene oxide than the plant's effective ethylene oxide capacity, the plant's actual production of derivatives is less than the capacity.


     However, the excess production capacity of ethylene oxide derivatives, results in a degree of operating flexibility to the company, which enables it, to mitigate the effects of reductions in demand for certain products resulting from downturns in the petrochemical business cycle. During such downturns, Oxiteno is able, to a certain extent, to switch production to products, which are less affected by the cyclical downturn, remanaging its ethylene oxide output between production units for derivative products depending on relative demand, besides the flexibility in orienting its production capacity.

     Oxiteno generally produces its commodity petrochemical products through continuous production processes and produces specialty chemicals through batch processes.

     Camacari Plant. The Camacari plant, located in the Northeast Complex, was built by Oxiteno and commenced production in 1978. The Camacari plant produces ethylene oxide and ethylene oxide derivatives, such as ethylene glycols, ethanolamines, glycol ethers and ethoxylated derivatives. In addition to the production units, the Camacari plant has drumming, warehouse, and cogeneration of electricity and steam and maintenance facilities. As of December 31, 2002, Oxiteno had 218 employees at the Camacari plant.

     In late 1994, Oxiteno commenced a major modernization project at the Camacari plant, involving the addition of 105 thousand tons of ethylene oxide capacity. The new capacity began producing ethylene oxide in July 1997. Since the scale of production is one of the most important factors in the costs of production of ethylene oxide and derivatives, the Camacari expansion has contributed to a significant reduction of its unit costs. Productivity improved by 74% from 1996 to 2002. Oxiteno believes that the scale of ethylene oxide production at its Camacari plant is comparable with some of the world largest ethylene oxide plants. Oxiteno also believes that the Camacari plant is currently the largest ethylene oxide plant in Latin America.

     The following table sets forth the current production capacity of the Camacari plant for each of its principal products.

Units                                                     Current Capacity
-----                                                -------------------------
                                                     (in metric tons per year)

Ethylene Oxide                                              260,000
Ethylene Glycols                                            285,000
Ethanolamines                                                45,000
Glycol Ethers                                                25,000
Ethoxylated derivatives                                     100,000

     In the table above and in the tables immediately following, the capacity shown for each derivative of ethylene oxide represents the maximum amount of such product, which Oxiteno could produce each year based on the capacity of the relevant production unit. As Oxiteno's capacity for ethylene oxide derivatives exceeds its ethylene oxide production capacity, Oxiteno cannot produce the maximum amount of each derivative product in any year and, accordingly, actual production of ethylene oxide derivatives is less than capacity.

     Maua plant. The Maua plant, located in the Sao Paulo complex, was the first plant built by Oxiteno and commenced production in 1974. The Maua plant has process units for ethylene oxide, ethylene glycols, glycol ethers, glycol ether acetates, natural alcohols and ethoxylated derivatives. In addition to the production units, the plant has drumming, storage, warehouse and maintenance facilities and also houses Oxiteno's principal research and development laboratory. As of December 31, 2002, Oxiteno had 226 employees at the Maua plant.

     The following table sets forth the current production capacity of the Maua plant for each of its principal products.

Units                                                          Capacity
-----                                                  ------------------------
                                                       (in metric tons per year)

Ethylene Oxide                                                 52,000
Ethylene Glycols                                               25,000
Glycol Ethers                                                  35,000
Acetates                                                       32,000
C4+C5 Alcohols                                                 10,000
Ethoxylated Derivatives                                        16,500
Alkylation                                                     17,300
Esterification                                                  3,100
Emulsification                                                  1,300
Hydraulic fluids                                               30,000

     Tremembe Plant. The Tremembe plant, located at Bairro dos Guedes, Tremembe, in the state of Sao Paulo, has three principal production units, a sulfonation/sulfation unit and two multipurpose units. The Tremembe plant commenced production in 1970 and was subsequently acquired by us in 1985. In addition to the principal production units, other facilities at the plant include a quality control laboratory, a warehouse and a maintenance shop. As of December 31, 2002, Oxiteno had 103 employees at the Tremembe plant.

     The following table shows the current capacity of the principal units at the Tremembe plant.

Units                                                        Capacity
-----                                                 -------------------------
                                                      (in metric tons per year)
Esterification                                                5,000
Amidification                                                 5,000
Polymerization                                                2,500
Specialties                                                   2,000
Sulfonation/Sulfation                                        30,000
Betaines                                                     10,000
Hydraulic fluids                                              3,000
Naphthalenes Sulfonates                                       3,000

     Triunfo Plant. The Triunfo plant is located in the southern complex. The Triunfo plant was built by Oxiteno and started production in October 1989. It had been inactive for two years when, in 1995, Oxiteno recommenced production of MEK at this plant. The Triunfo plant has two process units, one for the production of secondary butyl alcohol, which is used in the production of MEK, and one for the production of MEK. In addition to these production units, the Triunfo plant also has warehouse and maintenance facilities. As of December 31, 2002, Oxiteno had 53 employees at the Triunfo plant.

     The following table shows the current capacity of the principal units at the Triunfo plant.

Units                                                         Capacity
-----                                                --------------------------
                                                     (in  metric tons per year)
Methyl-Ethyl-Ketone (MEK)                                       40,000
Secondary Butyl Alcohol                                         35,000

     ISO 9001 Quality Systems Certifications. In 1995, the management and the research and development departments of the Maua and Camacari plants were awarded the ISO 9001 quality system certification. The Tremembe plant obtained the ISO 9001 certification in 1996; and the Triunfo plant obtained the ISO 9001 certification in 1997. The ISO 9001 certification acknowledges the adequate maintenance of a management system committed to quality improvement in all of Oxiteno's departments. In 2001, each department at Oxiteno was awarded the ISO 9001 certification in accordance with the 2000 requirements.

     ISO 14001 Environment Certification. In January 2001, the management and the research and development departments of the Triunfo plant obtained the ISO 14001 certification. In 2002, Triunfo plant's other areas obtained this certification. The ISO 14001 certification acknowledges the adequate maintenance of a management system committed to environmental preservation.

     SA 8000 Certification. Oxiteno was the first chemical and petrochemical company in Brazil to receive the SA 8000 certification, which establishes quality management systems requirements related to social responsibility. The SA 8000 certificate addresses issues such as health, safety, labor relationship and compliance with applicable legislation.

     QS 9000 Certification. In 1998, Oxiteno obtained the QS 9000 certificate, which establishes management requirements for the automobile sector, in connection with its sales of chemical products to this sector. Oxiteno was the first Brazilian company to receive this certification.

   Ultracargo

   Tequimar

     The following table sets forth the principal products stored at, and the storage capacity of, Tequimar's plants.


Plant                    Capacity (in m3)        Product Lines
-------------------------------------------------------------------------------------------------------------------------
Aratu (BA)                 131,450               Glycols,  aromatics,   acrylates,   acrylonitrile,   EDC,  TDI,  normal
                                                 paraffins,  linear alkyl benzene  (LAB),  linear alkyl  sulphonate-LAS, methanol, ethers, alcohols
Suape (PE)                 34,850                Fuels, VAM, acetic acid, styrene, butadiene
Maceio (AL)                12,800                Alcohol, soybean oil
Santos (SP)                11,000                Vinyl Chloride Monomer
TIP Granel (SP)             1,881                PET
TIP Quimico (SP)            8,600                Para-xylene,LAB, LAS



ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A  Operating Results

     You should read this discussion together with our consolidated financial statements, including the notes thereto, and other financial information included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with accounting practices adopted in Brazil and the accompanying notes contain a description of the principal differences between such practices and U.S. GAAP, and a reconciliation to U.S. GAAP of net income and shareholders' equity for the three years ended December 31, 2002. Our consolidated financial statements as of December 31, 2002 and for the year ended December 31, 2002 were audited by Deloitte Touche Tohmatsu Auditores Independentes. Our consolidated financial statements as of December 31, 2001 and for the years ended December 31, 2001 and 2000 were audited by other independent auditors.

     Overview

     Our three principal businesses are:

     o    the LPG distribution business, consolidated under Ultragaz;

     o    the chemical and petrochemical business, consolidated under Oxiteno;
          and

     o the transportation and storage businesses, consolidated under Ultracargo.

The following table sets forth the contribution of each of these businesses to our net sales in the three years ended December 31, 2002. Intercompany transactions are eliminated upon consolidation at the parent-company level. Ultragaz represents the sales to the LPG segment and Oxiteno represents sales to the chemical segment.


                                                            Year Ended December 31,
                       -------------------------------------------------------------------------------------------
                                     2002                             2001                             2000
                                     ----                             ----                             ----
                        Net Sales           %            Net Sales           %            Net Sales           %
                        ---------           -            ---------           -            ---------           -
                                            (in thousands of reais except percentages)
Ultragaz                1,942.1           64.9%          1,380.9           60.5%          1,125.7           60.0%
Oxiteno                   956.1           31.9%            832.1           36.4%            686.1           36.5%
Ultracargo                 96.3            3.2%             71.7            3.1%             66.2            3.5%
Total                   2,994.5          100.0%          2,284.7          100.0%          1,878.0          100.0%


     In 2002, our acquisition of ownership interests, excluding acquisition of treasury shares, consumed cash flows of R$ 212.6 million.

     Corporate Restructuring

     On December 20, 2002, we completed our corporate restructuring process which we began on October 15, 2002. The effects of the corporate restructuring were:

o merger of Gipoia, owned by Ultra S.A., into Ultrapar, increasing Ultrapar's ownership in Ultragaz to 100% from 77% of the total share capital. Ultrapar issued approximately 7.8 billion common shares in connection with this merger.

o Ultrapar's "incorporation" of shares issued by Oxiteno, increasing Ultrapar's ownership in Oxiteno to 100% from 48% of the total share capital. The holders of approximately 12 million of Oxiteno's shares elected to exchange their shares for shares in Ultrapar, triggering the issue of approximately 5.4 billion common shares and 3.4 billion preferred shares by Ultrapar. We paid R$ 208 million representing approximately 13 million shares to Oxiteno's minority shareholders who exercised their withdrawal rights.

     The table below shows the effects of the corporate restructuring in our share capital:



                                              Total capital               Number of shares
                                              (in millions     ----------------------------------
                                                of reais)      Common share      Preferred shares     Total shares
                                                ---------      ------------      ----------------     ------------

     As of December 31, 2001                      433.9      37,984,012,500      15,015,987,500     53,000,000,000

     shares issued for:
                       merger of Gipoia            38.5       7,850,603,880           -              7,850,603,880

     "incorporation" of Oxiteno's shares          191.6       5,430,005,398       3,410,659,550      8,840,664,948
                                                  -----       -------------       -------------      -------------
     As of December 31, 2002                      664.0      51,264,621,778      18,426,647,050     69,691,268,828
                                                  =====      ==============      ==============     ==============


     The charts below show our corporate structure before and after the restructuring with respect to the companies involved:


[Graphic Omitted]

     The exchange ratio of Gipoia's quotas and of Oxiteno's shares for shares in Ultrapar, was determined on the basis of economic and financial appraisals of both companies prepared by Banco Itau S.A. using the discounted cash flow method.

     Gipoia's and Oxiteno's shareholders' equity was determined by Ernst & Young Auditores Independentes S/C based on their book value for purposes of increasing our capital.

     In accordance with the merger terms and conditions, we included 100% of Ultragaz's and Oxiteno's results in our results of operations, beginning July 1, 2002, practically eliminating our minority interest.



   Brazilian Economic Background.

   Since all of our operating businesses are located in Brazil, we are significantly impacted by Brazil's economic and social conditions, including, but not limited to, gross domestic product, or GDP, growth rates, the domestic rate of inflation and exchange rate fluctuations.

   Gross Domestic Product

   After the introduction of the Real Plan in 1994, the Brazilian economy experienced some years of strong economic growth. However, in 1998, economic growth slowed down, hastened by a sharp devaluation of the real and a GDP increase of only 0.8% reported in 1999. In 2000, Brazil's GDP grew by 4.4% due to radical tax policies and a recovery in consumer confidence. In 2001, Brazil's GDP grew by only 1.5%, largely due to the Brazilian government's energy rationing program, the terrorist attacks of September 11, and the Argentine crisis. In 2002, Brazil's GDP grew by only 1.5%, as a result of the political instability surrounding the presidential elections of October 2002, which caused foreign exchange rate devaluation, and an increase in interest rates, and undermined consumer confidence.

   Our most sensitive operations to Brazil's GDP growth rates are transportation and storage, in the case of Ultracargo, and Oxiteno's domestic operations. Ultragaz's LPG sales to the commercial and industrial sectors are also affected by the Brazil's GDP growth, but to a lesser extent.


   Inflation

   Our cash operating expenses are substantially in reais and tend to increase with Brazilian inflation. The inflation rate, as measured by the Indice Geral de Precos -- Mercado, or IGP-M, was 1.8% in 1998. The inflation rate increased to 20.1% in 1999 as a result of the devaluation of the real beginning in January 1999, and decreased to 10.0% in 2000 and 10.4% in 2001. In 2002, the inflation rate as measured by the IGP-M increased to 25.3%, reflecting the foreign exchange rate devaluation of 52.3%, largely due to uncertainties and risks inherent in the Brazilian presidential succession campaign. During the period from January 1, 2003 to May 31, 2003, the real had appreciated against the US dollar by 16%, and there were strong indications of a decline in inflation as compared to 2002. Future governmental actions, including actions to adjust the value of the real in relation to the dollar, may increase inflation.

   The table below shows the inflation rate for the periods indicated, as measured by the IGP-M as well as the depreciation of the real against the U.S. dollar.


                                                       Year Ended December 31,
                                                       -----------------------
Index                                                  2002      2001      2000
-----                                                  ----      ----      ----
 General Price Index--IGP-M                             25%       10%       10%
 Devaluation of the real against the U.S. dollar        52%       19%        9%


   Currency Fluctuations

The principal foreign exchange risk we face arises from our U.S. dollar denominated operating expenses. A substantial portion of our debt obligations is denominated in U.S. dollars and is currently managed against currency devaluations. In addition, a significant portion of our operating expenses is denominated in, or indexed to, the U.S. dollar. Most of our revenues are denominated in reais, although sales prices of products of the chemicals segment are linked to international market prices established in U.S. dollars. As a result, we are exposed to currency exchange risks that may adversely affect our business, financial condition and results of operations.

     We manage the foreign exchange risk associated with the scheduled payments under the terms of our U.S. dollar indebtedness by investing in U.S. dollar-denominated mutual funds and foreign currency/interest swap contracts, under which we pay variable interest in reais based on the interbank certificate of deposit rate, or CDI, and receive fixed interest in U.S. currency. As of December 31, 2002, our total debt was R$583.4 million, of which R$361.4 million was denominated in foreign currency, including pre-export finance contracts and import payables. Our total cash position was R$637.9 million, of which R$546.3 million was composed of financial investments indexed to U.S. dollars, managed against fluctuations of exchange rates and foreign currency receivables. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk - Foreign Exchange Risk" and Note 12 and 16 to our consolidated financial statements.

   Government Policies

     Brazilian economic, fiscal, monetary and social policies and factors have affected us in the past and will affect us in the future. See "Item 3. Key Information--Risk Factors--Risks relating to Brazil" for a description of some of these policies and factors that can affect our results.

   Discussion of Critical Accounting Policies

     The presentation of our financial condition and results of operation often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have identified the following five of our accounting policies that can be considered "critical":

     o    revenue recognition and accounts receivable;

     o    costs and inventory valuation;

     o    impairment of assets;

     o    deferred taxes; and

     o    contingent liabilities

     o    Revenue Recognition and Accounts Receivable

     Revenue is recognized when title and risk of loss have been transferred to the customer and collection of the resulting receivables is reasonably assured. Revenue from product sales is recognized at time of delivery and acceptance by customer or shipment. Sales of services are recognized at time of performance. In the LPG segment, 11% of our sales are cash sales. Our remaining sales in the LPG segment as well as our domestic sales in the chemicals segment and our sales in the transportation and storage businesses are credit sales, with a collection period of up to 23 days on average for Ultragaz and 34 days on average for Oxiteno and Ultracargo- see note 23V(b) to our consolidated financial statements for additional information about our credit policies.

     Revenue from our exports in the chemical segment is recognized when products are shipped to the customer. The average collection period for exports is 54 days after shipping.

     The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers, as well as other receivables, and is included as selling expenses; no adjustment is made to net sales revenue. In order to establish the allowance for doubtful accounts, our management constantly evaluates the amount and characteristics of our accounts receivable. When significant delays occur and the likelihood of receiving these payments decreases, a provision is made. In case receivables in arrears are guaranteed or there are reasonable grounds to believe they will be paid, no provision is made. In December 2002, we recorded an additional provision at Ultragaz in the amount of R$ 8.3 million, in response to a market situation of sharply increased prices and reduced volumes, which led us to implement stricter monitoring of our customers' financial situations.

     o    Costs and inventory valuation

     Inventories are comprised of finished goods, raw materials, cylinders for resale and materials for consumption. Inventories are stated at the lower of cost or market. For periods presented in the consolidated financial statements included herein, inventories were recorded at average cost.



     o    "Impairment" of assets

     As required under the accounting practices adopted in Brazil and under U.S. GAAP, we perform cash flow studies to determine if the accounting value of our assets, namely our fixed assets, is compatible with the profitability resulting from their use. If the profitability is lower than the accounting value, the asset will be subject to a provision for impairment. As noted in
Note 23V(c) to our consolidated financial statements, this has not occurred to date, and there are no provisions for impairment recorded in our consolidated financial statements.

     o    Deferred Taxes

     We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. We regularly review the deferred tax assets for recoverability and establish a valuation allowance, as required, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. In the event we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we evaluate the need to establish a valuation allowance against all or a significant portion of our deferred tax assets, resulting in an increase in our effective tax rate. See Note 20 to our consolidated financial statements for additional information on taxes.

     o    Contingent liabilities

     We are currently involved in certain legal and administrative proceedings that arise from our normal course of business, as described in Notes 14 and 16 to our consolidated financial statements and in "Item 8. Financial Information
- Consolidated Statements and Other Information - Legal Proceedings" of this annual report. We believe that the extent to which these contingencies are recognized in our consolidated financial statements is adequate. It is our policy to record accrued liabilities in regard to contingencies that could have a material adverse impact on the result of our operations or our financial condition, to the extent not covered by insurance, and that are likely to occur in the opinion of our legal advisers.



   Results of Operations

     Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

     Net Sales. Our net sales increased by 31%, to R$2,994.5 million in 2002 from R$2,284.7 million in 2001.

     Ultragaz's net sales increased by 41%, to R$ 1,942.7 million in 2002 from R$ 1,381.1 million in 2001, reflecting an increase in LPG costs (and resulting higher sales prices) during the year. In January 2002, LPG refinery prices charged by Petrobras to distributors began to be set by reference to international LPG prices, which resulted in domestic prices becoming sensitive to the effects of the real depreciation against foreign currencies. The depreciation of the real and the increases in LPG prices worldwide resulting from the war with Iraq led to an increase of approximately 123% in LPG refinery prices charged by Petrobras to distributors and resulted in a 5% decrease in domestic consumption. The resulting increase in sales prices was partially offset by a reduction in volume sales by 3% to 1.30 million tons in 2002 from
1.34 tons in 2001.

     Oxiteno's net sales increased by 15%, to R$ 956.1 million in 2002 from R$
832.2 million in 2001. The depreciation of the real made Oxiteno's products more competitive in the international and the domestic markets, which contributed to the sales increase. During 2002, Oxiteno's sales volume decreased by 3%, largely due to ethylene supply restrictions from Braskem, following a long maintenance stoppage during the first half of 2002. In this scenario, Oxiteno sold a higher margin product mix, increasing its sales in Brazil.

     Ultracargo's net sales increased by 25%, to R$ 131.4 million in 2002 from R$ 105.3 million in 2001, mainly reflecting greater sales volumes at Transultra due to further expansion of its customer base.

     Cost of Goods Sold and Gross Profit. Our cost of goods sold increased by 32%, to R$2,247.1 million in 2002 from R$1.698,3 million in 2001.

     Ultragaz's cost of goods sold increased by 43%, to R$1,585.1 million in 2002 from R$1,105.2 million in 2001, principally due to increases on the refinery prices charged by Petrobras to distributors following the deregulation of domestic LPG prices in January 2002. Since then, Petrobras has adopted the international price plus the cost of importing the product as a benchmark.

     Oxiteno's cost of goods sold increased by 9%, to R$614.8 million in 2002 from R$563.8 million in 2001. This increase was largely due to increased ethylene prices, which are very sensitive to foreign exchange rate devaluation as well as higher international naphtha prices.

     Ultracargo's cost of goods sold increased by 31%, to R$ 82.8 million in 2002 from R$ 63.0 million in 2001. This increase reflected the higher prices of Tequimar's raw materials and the increase in diesel fuel.

     Our gross profit increased by 27%, to R$747.4 million in 2002 from R$586.4 million in 2001. Both Ultragaz and Oxiteno contributed to this increase. At Ultragaz, gross profit increased by 30%, to R$357.6 million in 2002 from R$
275.9 million in 2001. At Oxiteno, gross profit increased by 27%, to R$341.3 million in 2002 from R$ 268.4 million in 2001.

     Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 20%, to R$382.3 million in 2002 from R$317.7 million in 2001.

     At Ultragaz, depreciation expenses increased by 24%, to R$76.7 million in 2002 from R$61.9 million in 2001, due to an increase in fixed and deferred assets in line with the investments amounting to R$ 130.6 million in 2002. Selling expenses increased by 16% to R$ 76.6 million in 2002 from R$66.1 million in 2001, due to sales promotions and marketing campaigns and the creation of provisions for doubtful accounts in the amount of R$ 8.3 million in December 2002. General and administrative expenses increased by 31%, to R$ 64.5 million in 2002 from R$ 49.4 million in 2001, due to increases in salaries following changes in collective labor agreements and consultancy fees arising from the implementation of integrated systems.

     At Oxiteno, selling, general and administrative expenses increased by 15%, to R$142.4 million in 2002 from R$123.7 million in 2001, due to increased general and administrative expenses from R$66.9 million in 2001 to R$85.2 million in 2002, which resulted primarily from higher expenses associated with our profit sharing program, collective wage agreements and expenses related to consultancy and legal services provided in connection with the corporate restructuring which took place in 2002.

     Net Financial Income (Expense). We registered net financial income of R$28.5 million in 2002 compared with a net financial expense of R$31.1 million in 2001, principally due to our policy of hedging foreign exchange liabilities. Our consolidated cash position at December 31, 2002 was R$ 637.9 million, of which R$ 546.3 million were in U.S. dollar-indexed financial investments. Our total debt at December 31, 2002 was R$ 583.4 million, of which R$ 361.4 million was denominated in foreign currency. Notwithstanding the disbursement of R$
208.0 million to Oxiteno's dissenting shareholders who decided to sell their shares during the corporate restructuring, our net cash position at December 31, 2002 was R$ 54.5 million.

      Non-operating Income (Expense). Our net non-operating expenses increased by 159% to R$44.1 million in 2002 from R$ 17.0 million in 2001 due to the provisioning of R$ 40.5 million for our investment in Nordeste Quimica S.A. - Norquisa, a company engaged in the chemical and petrochemical businesses. We hold a 8.7% ownership interest in Norquisa, and this provision reflects an adjustment to our estimate of the market value of our share in Norquisa's assets.

     Equity in earnings of affiliates. This account registered a loss of R$1.7 million in 2002 compared to a gain of R$1.9 million in 2001 as a result of a loss of R$ 1.0 million in the 2002 results of operations of our affiliate Fabrica Carioca de Catalisadores S.A. - FCC, in which we held a 20% ownership interest, which we sold in November 2002.

     Minority Interest. Minority interest decreased by 25%, to R$54.5 million in 2002 from R$73.0 million in 2001. With the conclusion of the corporate restructuring in 2002, Oxiteno and Ultragaz become our wholly-owned subsidiaries. In accordance with the merger terms and conditions, we included 100% of Ultragaz's and Oxiteno's results in our results of operations beginning July 1, 2002, practically eliminating our minority interest.

Net Income. Our net income increased by 68%, to R$222.3 million in 2002 from R$132.2 million in 2001.

     EBITDA(1). Our EBITDA increased by 31%, to R$487.3 million in 2002 from R$372.5 million in 2001. Ultragaz's EBITDA increased by 35%, to R$219.8 million in 2002 from R$163.0 million in 2001. Oxiteno's EBITDA increased by 32%, to R$232.6 million in 2002 from R$176.8 million in 2001.



(1) EBITDA is a measure widely used to approximate operating income. Management uses EBITDA as one measure of assessing our ability to generate cash from our operations along with other measures such as cash flows from operating activities. EBITDA is equal to operating profit plus depreciation and amortization expenses. EBITDA is not a measure of financial performance under U.S. GAAP or accounting practices adopted in Brazil. EBITDA should not be considered in isolation, or as an alternative to net income as a measure of operating performance or to cash flows from operations as a measure of liquidity.


                                                           Ultrapar
                                        Reconciliation of operating (expenses) income
                                                   Year ended December 31,
                                                                                     2002           2001
                                                                                     ----           ----
                                                    (in millions of reais)
Operating (expenses) income                                                          365.5          278.9
Minus: non-cash operating income included in "other operating income, net"             -             (8.8)
Depreciation and amortization                                                        121.8          102.4
EBITDA                                                                               487.3          372.5
                                                                                     =====          =====


                                                           Ultragaz
                                        Reconciliation of operating (expenses) income
                                                   Year ended December 31,
                                                                                     2002           2001
                                                                                     ----           ----
                                                    (in millions of reais)
Operating (expenses) income                                                          143.2          101.1
Minus: non-cash operating income included in "other operating income,                 -               -
net"
Depreciation and amortization                                                         76.6           61.9
EBITDA                                                                               219.8          163.0
                                                                                     =====          =====


                                                           Oxiteno
                                        Reconciliation of operating (expenses) income
                                                   Year ended December 31,
                                                                                     2002           2001
                                                                                     ----           ----
                                                    (in millions of reais)
Operating (expenses) income                                                          203.4          149.7
Minus: non-cash operating income included in consolidation                            (4.8)          (4.1)
Depreciation and amortization                                                         34.0           31.2
EBITDA                                                                               232.6          176.8


      Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

     Net Sales. Our net sales increased by 22%, to R$2,284.7 million in 2001 from R$1,878.0 million in 2000, due to: (i) an increase in Ultragaz's net sales by 23%, to R$1,381.1 million in 2001 from R$1,125.9 million in 2000 and (ii) an increase in Oxiteno's net sales by 21%, to R$ 832.2 million in 2001 from R$686.2 million in 2000. The increase in Ultragaz's net sales was due in part to sales volume growth by 4.4% in 2001, while the overall Brazilian LPG market decreased by 0.5%, mainly due to an increase in use of natural gas derived from the Brazil-Bolivia pipeline. The increase in Ultragaz's net sales was also a consequence of the increase by 18% in the R$ per ton net sales, due to increases in the refinery prices charged by Petrobras. At Oxiteno, sales volume increased by 4% compared to 2000. At Ultracargo, net revenue increased by 12% in 2001, reaching R$105.3 million.

     Cost of Goods Sold and Gross Profit. Our cost of goods sold increased by 21%, to R$1,698.3 million in 2001 from R$1,399.6 million in 2000, mainly due to an increase of 25% in cost of goods sold at Ultragaz, to R$1,105.2 million in 2001 from R$886.6 million in 2000, basically due to the adjustment of LPG prices charged by Petrobras in the domestic market to prices charged in the international market. At Oxiteno, cost of goods sold increased by 16%, to R$563.8 million in 2001 from R$484.6 million in 2000. This increase was mainly due to the impact of the devaluation of the exchange rate on the price of raw materials, which is linked to the U.S. dollar variation.

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

     At Ultragaz, depreciation expenses increased to R$61.9 million in 2001 from R$42.3 million in 2000, due to an increase in fixed assets as a result of an increase in investments. Other expenses increased to R$115.5 million in 2001 from R$102.9 million in 2000, mainly due to expenses related to marketing campaigns and sales promotions as a result of pre-sales activities and the opening of new filling plants.

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

     Equity in earnings of affiliates. This account registered a gain of R$1.9 million in 2001 compared to a gain of R$9.6 million in 2000. This reduction is primarily due to a decrease in Norquisa's results of operations in 2001. Our subsidiary Oxiteno has a 8.7% ownership interest in Norquisa's total capital.

     Minority Interest. Minority interest decreased to R$73.0 million in 2001, from R$74.2 million in 2000, principally due to a reduction of income before taxes at Ultragaz.

     Net Income. Our net income increased to R$132.2 million in 2001 from R$128.5 million in 2000, primarily due to Oxiteno's results.

     EBITDA(1). Our EBITDA increased by 22% to R$372.5 million in 2001 from R$304.3 million in 2000. Ultragaz's EBITDA increased by 16%, to R$163.0 million in 2001 from R$140.9 million in 2000. Oxiteno's EBITDA increased by 34%, to R$176.8 million in 2001 from R$132.4 million in 2000.


(1) EBITDA is a measure widely used to approximate operating income. Management uses EBITDA as one measure of assessing our ability to generate cash from our operations along with other measures such as cash flows from operating activities. EBITDA is equal to operating profit plus depreciation and amortization expenses. EBITDA is not a measure of financial performance under U.S. GAAP or accounting practices adopted in Brazil. EBITDA should not be considered in isolation, or as an alternative to net income as a measure of operating performance or to cash flows from operations as a measure of liquidity.


                                                           Ultrapar
                                        Reconciliation of operating (expenses) income
                                                   Year ended December 31,
                                                                                     2001           2000
                                                                                     ----           ----
                                                    (in millions of reais)
Operating (expenses) income                                                          278.9          213.5
Minus: non-cash operating income included in "other operating income, net"            (8.8)           -
Depreciation and amortization                                                        102.4           90.8
EBITDA                                                                               372.5          304.3


                                                           Ultragaz
                                        Reconciliation of operating (expenses) income
                                                   Year ended December 31,
                                                                                     2001           2000
                                                                                     ----           ----
                                                    (in millions of reais)
Operating (expenses) income                                                          101.1           98.6
 Minus: non-cash operating income included in "other operating income,                 -              -
net"
Depreciation and amortization                                                         61.9           42.3
EBITDA                                                                               163.0          140.9


                                                           Oxiteno
                                        Reconciliation of operating (expenses) income
                                                   Year ended December 31,
                                                                                     2001           2000
                                                                                     ----           ----
                                                    (in millions of reais)
Operating (expenses) income                                                          149.7           97.0
 Minus: non-cash operating income included in consolidation                           (4.1)          (3.7)
Depreciation and amortization                                                         31.2           39.1
EBITDA                                                                               176.8          132.4


B. Liquidity and Capital Resources

     Our principal sources of liquidity arise from cash generated from short and long-term operations and loans. We believe that these sources will continue to be sufficient to satisfy our current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt and payment of dividends.

     From time to time, we examine the opportunities for acquisitions and investments with a view to investing, should a suitable opportunity arise. We would consider different types of investments, either direct or through subsidiaries, joint ventures, or affiliated companies. We would finance such investments using cash generated from our operations, through funding raised in the capital markets, through capital injections or through a combination of these methods.

   Sources of Funds

     Our cash flow from operations was R$468.8 million, R$339.7 million and R$302.7 million in 2002, 2001 and 2000 respectively. Cash flow from borrowings amounted to R$97.3 million, R$54.4 million and R$66.9 million in 2002, 2001 and 2000, respectively. We believe we have sufficient working capital for our present requirements.

   Uses of Funds

     Acquisitions of property, plant and equipment consumed cash of R$168.8 million, R$145.7 million and R$143.5 million in 2002, 2001 and 2000, respectively. Payment of dividends and interest on shareholders' equity consumed cash flow of R$60.9 million, R$244.3 million and R$52.7 million in 2002, 2001 and 2000, respectively. Repayment of debt consumed cash flow of R$98.2 million, R$85.3 million and R$70.4 million in 2002, 2001 and 2000, respectively.

The acquisition of ownership interests, excluding acquisition of treasury shares, consumed cash flows of R$ 212.6 million, R$ 13.8 million and R$ 1.5 million in 2002, 2001, and 2000, respectively. For more information on our investments and capital expenditures see "Investments and Capital
Expenditures".

   Debt

     As of December 31, 2002, our consolidated long-term debt (including the short-term portion of our long-term debt) was as follows:


                                                                                       Principal amount outstanding and
                                                                                        accrued interest until December
Debt                                                             Interest Payable                  31, 2002
                                                                                            (in millions of reais)
U.S. dollar-denominated loans:
  IFC                                                               US$ + 9.4%                      17.7
Eximbank and others                                              US$ + 1.8% to 6%                    3.8
Syndicated loan                                                     US$ + 7.2%                     212.5
Trade Related(1)                                                 US$ + 3% to 16.3%                 114.9
Real-denominated loans:
Banco Nacional de  Desenvolvimento  Economico e Social-       UMBNDES 10.6% to 12.5%                28.9
 BNDES (2)
                                                                  TJLP 1.5% to 6%                  187.5
                                                                  IGP-M plus 6.5%                   18.1
     Total                                                                                         583.4

(1) Include advances on foreign exchange contracts, loans from Banco Nacional de Desenvolvimento Economico e Social - BNDES, the Brazilian Development Bank and export payments, net of related operations.

(2) The TJLP is a nominal interest rate established on a quarterly basis. In 2002, the TJLP amounted to 9.87% per year. The UMBNDES is based on the average cost of the BNDES's currency basket. The currency basket is a bundle of BNDES debt obligations in foreign currencies


Our consolidated debt as of December 31, 2002 matures in accordance with the following schedule

                                                Amount
Year ending December 31,                 (in million of reais)
--------------------------------------------------------------
     2003                                       219.8
     2004                                       273.3
     2005                                        43.1
     2006                                        32.5
     2007                                        12.9
          and thereafter                          1.8
                                                -----
                                                583.4
                                                =====



     As of December 31, 2002, R$26.8 million of our consolidated debt was secured by property, plant and equipment, R$18.2 million was secured by shares of affiliated companies and R$42.2 million was secured by guarantees provided by minority shareholders. As of December 31, 2002, we guaranteed a portion of our subsidiaries' indebtedness in the amount of R$ 359.6 million.

     Our indirect subsidiary Companhia Ultragaz issued US$ 60 million 9% notes which were due in 2005 and had a put/call option exercisable in 2002. We and our subsidiary Ultragaz jointly, severally and unconditionally guaranteed these notes and are thus subject to covenants which restrict, among other things, our ability to incur indebtedness, constitute liens, make dividend payments and other distributions and conduct sale-leaseback transactions, mergers and asset sales.

     These notes were purchased in June 2002 by our indirect subsidiary, LPG International Inc., with funds obtained from a syndicated loan which matures in August 2004.

     Oxiteno and its subsidiary Oxiteno Nordeste S.A. are also subject to covenants contained in a loan agreement entered into with the International Finance Corporation, which restrict their ability to incur indebtedness, constitute liens, make dividend payments and other distributions, and conduct consolidations, mergers and asset sales.

     None of these covenants have restricted our ability to conduct our ordinary course of business as of the date of this annual report.

     Currently, our U.S. dollar-denominated liabilities are protected from local currency depreciation through financial instruments. As of December 31, 2002, we had R$546.3 million in dollar-denominated debt and R$361.4 million in dollar-denominated assets. See Note 16 to our consolidated financial statements.



   Off-Balance-Sheet Arrangements and Aggregate Contractual Obligations

     Our off-balance-sheet arrangements and aggregate contractual obligations for the next years are as follows:



                                                                             Payment Due by Period
                                             ----------------------------------------------------------------------------
                                                                            (in millions of reais)
                                                        Up to 3      Between 3     Between 1     Between 3     Beyond 5
Contractual Obligations                      Total      months     and 12 months  and 3 years   and 5 years      years
-----------------------                      -----      ------     -------------  -----------   -----------      -----
Short-Term and Long Term Debt                 583.4          60.3         159.5         316.4          45.4           1.8
Unconditional Purchase Obligations 1        1,128.0          28.2          84.6         225.6         225.6         564.0
Other Unconditional Obligations2               94.9           1.1           3.4           9.1           9.1          72.2
Off-balance sheet financing
     arrangements 3                             7.1           7.1
Total Contractual Cash Obligations          1,813.4          96.7         247.5         551.1         280.1         638.0
----------------------------------          -------          ----         -----         -----         -----         -----


(1) The unconditional purchase obligation refers to a take or pay contract that we have entered into with Braskem, which requires us to purchase an annual volume of 138 thousand tons of ethylene until 2012. If we fail to meet this obligation, we are required to pay a fine based on 40% of the annual volume of ethylene multiplied by the price for the ethylene. This contract does not define the price for the ethylene, so the amount in reais is based on the ethylene price as of December 31, 2002.

(2) Our subsidiary Terminal Quimico de Aratu S.A - Industria e Comercio has entered into contracts in connection with its harbor facilities in Aratu and Suape. The Aratu contract requires moving at least 1 million tons of products each year through 2022. The Suape contract requires moving at least 250 thousand tons of products each year through 2027. If annual movement in tons is lower than the contract requirements, Terminal Quimico de Aratu is required to pay the difference between the actual movement and the minimum contractual movement using the harbor duty rates in effect at the date established for payment. As of December 31, 2002, such rates were R$ 3.67 and R$ 3.44 for Aratu and Suape, respectively. Since entering into these contracts, Terminal Quimico de Aratu has complied with the minimum movement of products required by the contracts.

(3) Our off-balance sheet financing arrangements are related to the guarantees we issued to financial institutions in connection with amounts owed to those institutions by certain of our customers under vendor financing programs. The terms of the guarantees are the same as the terms of the related financing arrangements, which can be as short as 60 days or as long as 90 days. There are no recourse provisions or collateral that would enable us to recover any amounts paid to the financial institutions under these guarantees. In the event of payment of such guarantees to those financial institutions, we may recover the amount of such payment directly from our customers under the vendor transactions. At December 31, 2002, maximum potential future payments related to these guarantees amounted to R$ 7.1 million and we had not recorded any liability related to these guarantees.

   Investments and Capital Expenditures

     Investments

     On May 23, 2001, we acquired the 35% voting interest of Transultra that we did not already own, from Petrobras Distribuidora S.A. We made this acquisition through our wholly owned subsidiary, Ultracargo, in an auction held at Bovespa. We paid the minimum price at the auction, which was R$21 million. Of that amount we paid, 5% in cash, and the remaining 95% set with government securities, which we had previously acquired at a discount of 62.7% for this purpose.

     In March 2002, Oxiteno made a tender offer for the acquisition of the shares of its subsidiary Oxiteno Nordeste. The tender offer closed on April 16, 2002, when Oxiteno bought 93,871 shares of Oxiteno Nordeste, representing approximately 73.3% of the shares held by minority shareholders. Oxiteno increased its share ownership from 97% to 98.9% for approximately R$4.4 million.

     In November 2002, we sold our 20% stake in our indirect subsidiary Fabrica Carioca de Catalisadores S.A. -FCC for R$ 30.7 million.

     Capital Expenditures. The following table shows our capital expenditures for property, plant and equipment in the three years ended December 31, 2002, as well as the projections for 2003.

                                                           Projections for the
                                                               years ended
                Year Ended December 31,                        December 31,
               -------------------------                   --------------------
                2000      2001     2002                           2003
               -----     ------   ------                   -------------------
                                  (in millions of reais)

Ultragaz       120.4     148.2     130.6                          103.1
Oxiteno         49.9      42.9      55.8                           71.8
Ultracargo      11.6      11.9      36.2                           27.0
Others           0.5       0.1       0.2                            1.0
               -----     -----     -----                          -----
Total          182.4     203.1     222.8                          202.9
               =====     =====     =====                          =====

     At Oxiteno, capital expenditures in 2002 were directed to expand production capacity and quality and environmental control systems, and to replace old equipment. For 2003 capital expenditures will consist principally of the increase in production capacity, as well as the development of new products and the implementation of the Oracle system.

     At Ultragaz, investments in 2002 included the expansion of its operations to the small bulk segment, the building of new filling plants, the acquisition of new cylinders and the implementation of the Oracle system. In 2003, Ultragaz intends to continue this investment strategy.

     In 2002, Ultracargo upgraded and expanded its operating capacity and renewed the lease of the Aratu site with Cia. Docas do Estado da Bahia - CODEBA for 20 years. This lease is renewable for another 20 year-period. In 2003, Ultracargo expects to invest in the expansion of its units.

   U.S. GAAP Reconciliation

     Our net income under the accounting practices adopted in Brazil for the years ended December 31, 2002, 2001 and 2000 was R$222.3 million, R$132.2 million and R$128.5 million, respectively. Under U.S. GAAP, we have reported net income of R$143.9 million, R$123.0 million and R$123.8 million for the years ended December 31, 2002, 2001 and 2000, respectively.

     Our shareholders' equity under the accounting practices adopted in Brazil as of December 31, 2002 and 2001, was R$1,191.1 and R$799.9 million, respectively. Under U.S. GAAP, we would have reported shareholders' equity of R$1,076.5 million and R$748.5 million as of December 31, 2002 and 2001, respectively.

     The reconciliation of our net income and shareholders' equity to U.S. GAAP, includes the effects of the difference of inflation using the IGP-DI and the UFIR indexes. The principal differences other than nflation accounting between the accounting practices adopted in Brazil and U.S. GAAP that affect our net income and shareholders' equity, relate to the treatment of the following items:

     o    capitalized interest;

     o    fixed assets revaluation reversal;

     o    reversal of deferred charges;

     o restatement of property, plant and equipment to adjust for the effects of inflation between January 1, 1996 and December 31, 1997, and its respective depreciation, not required by the accounting practices adopted in Brazil;

     o    differences in equity accounting;

     o    securities available for sale;

     o purchase value adjustments relating to business combinations (including the 2002 corporate restructuring);

     o    accounting for IPO expenses;

     o    mark-to-market of financial instruments; and

     o    deferred tax effects on the foregoing adjustments.

     See Note 23 to our consolidated financial statements for a description of these differences as they relate to us and a reconciliation to U.S. GAAP of net income and total shareholders' equity.

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

     Oxiteno conducts extensive research and development activities, principally related to the application of specialty chemicals and production process improvements. Oxiteno's principal research, development and engineering facility is located at the Maua plant. As of December 31, 2002, 108 Oxiteno employees were engaged in research, development and engineering activities. Oxiteno's expenditures on research and development in 2002, 2001 and 2000 were R$10.9 million, R$10.2 million and R$9.5 million, respectively. Oxiteno purchases and licenses technology from time to time, particularly for the development of specialty chemical products.

D.   Trend Information

     See "- Operating Results" above.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

   Our Management

     The following table sets forth the names and positions of our directors and executive officers.

                                                                                Years with
                                                                                   the
Name                                         Position                            Company       Age
----------------------------------------     ---------------------------------  ----------     ---
Board of Directors
   Paulo Guilherme Aguiar Cunha              Chairman                               35         63
   Lucio de Castro Andrade Filho Vice        Chairman                               25         58
   Ana Maria Levy Villela Igel               Director                                4         61
   Renato Ochman                             Director                                3         43
   Nildemar Secches                          Director                                1         54
   Paulo Vieira Belotti Director                                                     4         71
   Olavo Egydio Monteiro de Carvalho         Director                                -         62
Executive Officers
   Paulo Guilherme Aguiar Cunha              Chief Executive Officer                35         63
   Lucio de Castro Andrade Filho             Vice-President                         25         58
   Fabio Schvartsman                         Chief Financial Officer, Ultrapar      18         49
   Jose Carlos Guimaraes de Almeida          Chief Operating Officer, Ultragaz      42         68
   Pedro Wongtschowski                       Chief Operating Officer, Oxiteno       25         57

     Paulo Guilherme Aguiar Cunha. Mr. Cunha is our chief executive officer and chairman of our board of directors. Mr. Cunha joined Ultrapar in 1967 and was appointed vice-president in 1973 and chief executive officer in 1981. Mr. Cunha has also been a member of the National Monetary Council, BNDESPAR, a subsidiary of BNDES, president of the Brazilian Association of Technical Standards - ABNT, and President of IBP, the Brazilian Petroleum Institute. Mr. Cunha is the vice-president of ABIQUIM, the Brazilian Chemical Industry Association, a board member of the Superior Council of Economy and of the Consultative Council for Industry of FIESP, the state of Sao Paulo Industry Association and ex-President of IEDI - Research Institution for the Industrial Development. He is also a member of the board of directors of Monteiro Aranha. Mr. Cunha is also a member of the board of IBMEC Business School and of the board of IPT - Technological Research Institution. Mr. Cunha received a degree in industrial mechanical engineering from Catholic University in Rio de Janeiro in 1962. Mr. Cunha also was a Professor of Engineering at the Catholic University and at the Federal University of Rio de Janeiro from 1963 to 1966.

     Ana Maria Levy Villela Igel. Ms. Villela Igel joined us as a member of the board of directors in October 1998. She is also a member of the board of directors of Ultra S.A. and Igel Participacoes, or Igel. She has served as a secretary in the finance department at the United Nations and as a counselor for CIEE-Centro de Integracao Empresa Escola , an organization which assists students in transitioning to the professional environment, and as a counselor and member of the executive committee of Alumni Association - Bi-National Cultural Center. She is also involved in several organizations that promote social welfare activities for children and the elderly throughout Brazil.

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

     Nildemar Secches. Mr. Secches joined us in April 2002 as a member of the board of directors. Mr. Secches is the chief executive officer of Empresas Perdigao since 1995, chief executive officer of ABEF -- Brazilian Association of Chicken Producers and Exporters and vice-president of ABIPECS -- Brazilian Association of Pork Producers and Exporters Industries. Mr. Secches is also a member of the board of WEG S.A. From 1972 to 1990, Mr. Secches worked for Banco Nacional de Desenvolvimento Economico e Social - BNDES, serving as an executive officer from 1987 to 1990. From 1990 to 1994, Mr. Secches served as chief executive officer of Grupo Iochpe-Maxion. Mr. Secches received a degree in mechanical engineering from the University of Sao Paulo, a master's degree in finance from Pontificia Universidade Catolica of Rio de Janeiro and a doctoral degree in economics from the University of Campinas (state of Sao Paulo).

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

     Olavo Egydio Monteiro de Carvalho. Mr. Monteiro de Carvalho joined our company in December 2002 as a member of the board of directors. He is chairman of the board of directors of Monteiro Aranha S.A. and a member on the board of Klabin S.A.. He is also a member of the Brazil-United States Business Council, member of the Brazil-Japan Conceptual Group and member of the board of Ad-Rio - Agencia de Desenvolvimento Economico do Estado do Rio de Janeiro (the Rio de Janeiro State Development Agency). He holds a mechanical engineering degree from Technische Hochschule in Munich.

     Lucio de Castro Andrade Filho. Mr. Andrade Filho is the vice chairman of our board of directors and vice president executive officer. He joined Ultrapar in 1977 and has also been a member of the board of directors of Oxiteno and Oxiteno Nordeste since 1993. Mr. Andrade Filho has held a number of positions at Ultrapar in both the LPG and the chemical and petrochemical businesses. Mr. Andrade Filho is also the chief executive officer of GLP -- Qualidade Compartilhada, an LPG industry association and a member of the board of directors of the Brazilian Petroleum Institute or Instituto Brasileiro de Petroleo - IBP. Mr. Andrade Filho received degrees in civil engineering and in administration from Mackenzie University in Sao Paulo in 1968 and 1972, respectively.

     Jose Carlos Guimaraes de Almeida. Mr. Almeida joined Ultrapar in 1960 and has served as an executive officer since 1985 and as a member of the board of directors of Ultragaz since 1982. Mr. Almeida is the chief operating officer of Ultrapar's LPG distribution business. Prior to joining us, Mr. Almeida was the Chief Executive Officer of Ultralar Aparelhos e Servicos S.A., general superintendent and member of the consultative council of Ultracred Credito, Financia mento e Investimentos S.A., treasury officer of Unidade Interamericana de Publicidade, and director general of Vedebrasil II Participacoes S.A., the holding company in Brazil of Vendex International. Mr. Almeida received a degree in civil engineering in 1962 from Pontificia Universidade Catolica of Rio de Janeiro and a master's degree in economic engineering.

     Fabio Schvartsman. Mr. Schvartsman joined Ultrapar in 1985 and has held a number of positions, including planning officer, planning and control officer and financial superintendent officer. Mr. Schvartsman has served as our executive officer since 1990. Prior to joining us, Mr. Schvartsman worked in the finance area at Duratex S.A. Mr. Schvartsman is our chief financial officer and our investor relations officer. Mr. Schvartsman received a degree in production engineering from Escola Politecnica da Universidade de Sao Paulo and a master's degree in business administration from the Business School of Sao Paulo/Getulio Vargas Foundation in 1979.

     Pedro Wongtschowski. Mr. Wongtschowski has served as executive officer since 1985. Mr. Wongtschowski was employed at our former chemical fertilizer company from 1970 until 1972 and rejoined Ultrapar in 1977. Mr. Wongtschowski is also the Chairman of the Board of the Brazilian Association for Chemical Engineering, Vice-President of the board of directors of ABIQUIM, Brazilian Chemical Industries Association, and Vice-President of Latin American Petrochemical and Chemical Associations - APLA. Mr. Wongtschowski is the chief operating officer of our chemical and petrochemical businesses. Mr. Wongtschowski received a degree in chemical engineering, master's degree in chemical engineering and a doctoral degree in chemical engineering from the Escola

Politecnica da Universidade de Sao Paulo. Mr. Wongtschowski is the author of the book "Industria Quimica - Riscos e Oportunidades" (Chemical Industry - Risks and Opportunities), published in 1999.

B.   Compensation

     For the year ended December 31, 2002, the aggregate compensation of all our directors and executive officers was approximately R$4.7 million. Except for the provisions related to Ultraprev - Associacao de Previdencia Complementar, known as Ultraprev, which manages our pension plan, we have not set aside or accrued any additional amounts for pension, retirement or similar benefits for our directors and executive officers. See "- Employees."

     On April 27, 2001, our shareholders approved a stock option plan for our management and senior employees, and for the management and senior employees of our subsidiaries. This plan will be managed by an implementation committee, comprised of at least three members elected by the board of directors. The committee will be responsible for selecting the beneficiaries of this plan and determining the dates on which options for our shares may be exercised. As of December 31, 2002, no options had been granted under this plan

C.   Board Practices

     We are managed by our board of directors (i.e., Conselho de Administracao) and by our executive officers (i.e., Diretoria).

     Board of Directors. Prior to December 20, 2002, our board of directors was limited to six members. Pursuant to our amended by-laws, our board of directors must consist of a minimum of four and a maximum of seven members. Our board of directors generally meets quarterly or whenever called together by its chairman or by any two directors. Each board of directors meeting requires a quorum of a minimum of three members, including the chairman or the vice-chairman. The board of directors is responsible for our general policies, for electing our executive officers and supervising their management, and for deliberating on capital increases up to the authorized capital, distributions of dividends and interest on shareholders' equity, investments in other companies, our dissolution or incorporation and the appointment of independent auditors. Pursuant to Brazilian law, each member of the board of directors must hold at least one of our common or preferred shares and is elected by the holders of our common shares at the Assembleia Geral, or the general shareholders' meeting.

     Members of the board of directors are elected by the common shareholders for a period of one year and may be reelected. According to Law 10,303/2001, dated October 31, 2001, minority shareholders that together hold common shares representing at least 15% of the voting capital, are entitled to appoint one board member. Minority holders of our voting shares and preferred shareholders that do not represent the minimum percentage required for the right to elect a member of the board of directors in the manner described above may jointly elect a single member to the board. In this case such shareholders should jointly represent a minimum of 10% of the corporate capital. Until the general shareholders' meeting of 2005, preferred shareholders have the right to elect a board member from a short list of three names drawn up by the controlling shareholder. As from the general shareholders' meeting of 2006, the election of this member will be unrestricted. In 2002, in order to give minority shareholders a more important role in our corporate governance, we granted them the right to elect a member to our board of directors. Mr. Nildemar Secches was elected to the board in April 2002, as the representative of the minority shareholders. Mr. Secches was reelected in 2003.

     For minority holders of voting shares and preferred shareholders to each or, alternatively, to jointly elect a member of the board of directors, they must prove uninterrupted title to a shareholding interest in our shares for a period of at least three months immediately prior to the holding of the general shareholders' meeting in order to exercise such rights.

     Law 10,303/2001 granted members of the board of directors elected by minority holders of voting shares and/or preferred shareholders, veto powers over the appointment and dismissal of our independent auditors, as long as such veto is duly justified.

     Executive Officers. Our executive officers include our chief executive officer and a minimum of three and a maximum of six other members. Each of our current executive officers has been appointed by the board of directors for a one-year term, which began on April 29, 2003 and may remain in office until the appointment of their substitute. Sitting members can be reelected for additional one-year terms.

     Fiscal Council. Under the Brazilian corporate law and our by-laws, we are not required to, and currently do not, maintain a permanent fiscal council. We would, however, be required to establish a fiscal council upon the request of shareholders who hold 2% of the common shares or 1% of the preferred shares, pursuant to CVM Instruction 324 of January 19, 2000. The primary responsibility of the fiscal council, which, if established, would act independently from our management and external auditors, would be to review our consolidated financial statements and report on them to our shareholders.

D.   Employees

     As of December 31, 2002, we had 5,822 employees.

     The following table sets forth our number of employees per line of business at the dates indicated.

                                    2002                2001               2000
                                    ----                ----               ----
Ultragaz                            4,156               4,022             4,014
Oxiteno                               912                 902               911
Ultracargo                            743                 627               596
Others(1)                              11                  41                38
Ultrapar                            5,822               5,592             5,559

     (1) includes headquarters maintenance personnel hired by our wholly-owned subsidiary, Imaven Imoveis e Agropecuaria Ltda.


     Ultragaz's employees are covered by a collective agreement with the union representing the employees in the LPG industry. According to Brazilian legislation, Oxiteno's employees are represented by labor unions, and are currently covered by five collective agreements, which are renewed annually.

     Tequimar's employees are covered by a collective agreement entered into between their trade union and Tequimar, and Transultra's employees are covered by a collective agreement entered into between their trade union and Transultra.

     On February 15, 2001, our board of directors approved the adoption of a defined contribution pension plan to be sponsored by Ultrapar and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev - Associacao de Previdencia Complementar, known as Ultraprev, since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee's reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective contribution in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective contribution over a period of 5 to 25 years. The sponsoring company does not guarantee the amounts or the duration of the benefits received by each employee that retires. The total number of participating employees as of December 2002 was 4,948. To date, there are no retired employees under the plan.

     In general, we consider our employee relations to be good.

E.   Share Ownership

     The table below sets forth the number of our common shares beneficially owned by each of our directors and executive officers as of May 31, 2003:

                                                   Number of                 Percentage of
Name                                             Common Shares               total shares
-------------------------------------            -------------               ------------
Board of Directors
  Paulo Guilherme Aguiar Cunha                   7,277,565,802                   10.4%
  Lucio de Castro Andrade Filho                  1,989,122,885                    2.9%
  Ana Maria Levy Villela Igel                    6,013,814,490                    8.6%
  Olavo Egydio Monteiro de Carvalho                488,818,292                    0.7%
  Renato Ochman                                         15,000                      --
  Nildemar Secches                                      15,000                      --
  Paulo Vieira Belotti                                  15,000                      --

Executive Officers(1)
  Fabio Schvartsman                                846,280,107                    1.2%
  Jose Carlos Guimaraes de Almeida                 994,553,684                    1.4%
  Pedro Wongtschowski                              846,280,107                    1.2%

(1) Mr. Cunha's and Mr. Andrade Filho's total share ownership is included above under the "Board of Directors".

     Our board members and executive officers beneficially own our common shares primarily through their participation in holding companies that control us. See "Item 7. Major Shareholders and Related Party Transactions -- Major Shareholders." All of our common shares carry the same voting rights. Our preferred shares are non-voting, except in limited circumstances. Each ADS represents 1,000 preferred shares.


ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

     The following table sets forth certain information regarding the beneficial ownership of our common shares as of May 31, 2003, after the corporate restructuring, and as of December 31, 2001, before the corporate restructuring:

                                                      May 31, 2003                               December 31, 2001
                                                      ------------                               -----------------
                                          Number of              Percentage of           Number of         Percentage of
                                          common                 outstanding             common            outstanding
Shareholder                               shares owned           common shares           shares owned      common shares
---------------------------------------   ------------           -------------           ------------      -------------
                                          (in thousands)                                 (in thousands)
Gipoia Participacoes S/C Ltda                   -                        -                    15,055,755           39.6
Ultra S.A. Participacoes                   34,193,119                 66.7                    11,334,481           29.8
Daisy Igel
   Parth Investments Company                9,311,730                 18.2                     9,311,730           24.5
   Ultra-- DI Participacoes S.A.              490,095                  1.0                       490,095            1.3
MASA Participacoes Petroquimicas Ltda       5,212,637                 10.2                             -              -
Others                                      2.057,041                  3.9                     1,791,952            4.8
Total                                      51,264,622                100.0                    37,984,013          100.0
                                           ----------                -----                    ----------          -----


     Due to the corporate restructuring we issued 13.3 billion common shares. For more information on the corporate restructuring, please see "Item 4. Information on the Company - History and Development of the Company".

     As of December 31, 2002, approximately 4.1 billion preferred shares were held by international investors in the form of ADSs.

     MASA Participacoes Petroquimicas Ltda. held approximately 7.1 million of Oxiteno's common shares and exchanged them for approximately 5.2 billion of our common shares in the corporate restructuring.

     Until September 1998, we were controlled by Pery Igel, the son of Ernesto Igel, founder of Ultragaz and our group. In 1984, Pery Igel put in place a succession plan for the transfer of our control from him to our executive officers. This succession plan allowed for a smooth transition of control following Mr. Igel's death in September 1998. Daisy Igel, Pery Igel's sister, controls Parth Investments Company and Ultra -- DI Participacoes S.A., which holds 19.2% of our common share capital.

   Ownership and Capital Structure of Ultra S.A.

     Ultra S.A. owns approximately 67% of our voting shares. The voting stock of Ultra S.A. is currently owned as follows:

     o    approximately 49.5% by Igel Participacoes S.A., known as Igel;

     o    49.5% by Avare Participacoes S.A., known as Avare;

     o    0.2% by Ana Maria Levy Villela Igel; and

     o 0.8% by Paulo Guilherme Aguiar Cunha, our chief executive officer and chairman of our board of directors.

     Igel is a holding company, which holds the interests of certain members of the family of Pery Igel, the son of our founder.

     Avare is a holding company, which is 69% owned and controlled by certain members of our senior management. The remaining shares in Avare are owned by the family of Helio Beltrao and by Pery Igel's heirs. Helio Beltrao is one of our former executive officers and directors. Pery Igel transferred a 69% ownership interest in Avare to our management under the condition that each member of our management team remains in his or her functions until December 31, 2004.

     In addition to his participation in Avare as a management shareholder, Mr. Cunha holds 0.8% of our voting stock through his ownership of 519,209 shares in Ultra S.A., which were transferred to him by Mr. Pery Igel pursuant to an arrangement under Brazilian law similar in certain respects to a trust. Under this arrangement, Mr. Cunha was given temporary ownership of these shares subject to Mr. Pery Igel's right to vote the shares, until December 16, 2004, provided that he remains a member of our management team until such date and complies with certain other conditions. Upon Mr. Igel's death, these shares' voting rights were transferred to Mr. Cunha. Ownership of these shares passes to Mr. Igel's children on December 16, 2004 unless any of the children predeceases Mr. Cunha, in which event a proportionate amount of such shares become the absolute property of Mr. Cunha. If Mr. Cunha passes away before the transfer of the shares, such shares will be property of Mr. Igel's children.

   Shareholders' Agreement of Ultra S.A.

     On May 22, 1997, Ultra S.A.'s shareholders entered into the "2004 Shareholders' Agreement", which sets forth that (i) the holding companies Igel and Avare will be extinguished on December 16, 2004, and each of their respective shareholders will directly receive, as capital reimbursement for the liquidation of both companies, shares of Ultra S.A. and (ii) after December 16, 2004, all the shareholders of Ultra S.A. shall give each other the right of first refusal in the acquisition of Ultra S.A. shares and the corresponding subscription rights relating thereto, except with respect to the transfer of shares to a shareholder's spouse or direct descendant or ascendant.

     The term of the 2004 Shareholders' Agreement is five years from the date on which the current shareholders of Avare and Igel directly receive shares of Ultra S.A., which is expected to take place on December 16, 2004, as described above.

B.   Related Party Transactions

     None of the members of our board of directors or executives or their close family members have any direct participation in any transactions involving the company or relevant to our businesses.

     We and our subsidiaries and affiliated companies enter into intercompany loans on a regular basis. In certain cases, group companies maintain offsetting credits and debits on matching terms. In the case of intercompany loans involving Utingas, loans are made on an arm's length basis. In the case of intercompany loans among Ultrapar and some of its subsidiaries and affiliates, loans may be extended on financial terms so as to maximize consolidated profits at the Ultrapar level. See Note 19 to our consolidated financial statements for a detailed breakdown of intercompany loans as of December 31, 2002.

     Transultra provides transportation services to Ultragaz and Oxiteno on arm's length terms. Similarly, Tequimar leases storage capacity for chemicals and petrochemicals to Oxiteno on arm's length terms. In 2002, payments from Utragaz and Oxiteno to Transultra in connection with these services totaled R$25.2 million and R$5 million, respectively. In 2002, payments from Oxiteno to Tequimar in connection with the leased storage capacity totaled R$4.5 million.

     Utingas' by-laws allow each of its shareholders to use a proportion of Utingas' total storage capacity equal to such shareholders' proportionate ownership of Utingas. Accordingly, Ultragaz is entitled to use 4.2 thousand tons of LPG storage capacity at Utingas' facilities, which reflects Ultragaz's 56% ownership in Utingas. Ultragaz currently uses approximately 2.5 thousand tons of such capacity. The amount of payments made by Ultragaz to Utingas in 2002 with respect to the use of storage capacity at Utingas' facilities totaled R$3.5 million.

     Oxiteno purchases all of its ethylene requirements from Braskem and PQU on an arm's length basis. Payments from Oxiteno to PQU totaled R$63.6 million in 2002. Payments from Oxiteno to Braskem totaled R$265.6 million in 2002.

     Our subsidiaries lease office space from Imaven Imoveis e Agropecuaria Ltda, or Imaven, our wholly-owned subsidiary, on an arm's length basis in the building in Sao Paulo in which our head offices are located. The total amount of rent payments under these leases is R$6.7 million in 2002.

     We guarantee a portion of our subsidiaries' indebtedness in the amount of R$ 359.6 as of December 31, 2002.

C.   Interests of Expert and Counsel

     Not applicable.


ITEM 8. FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

     For our consolidated financial statements and notes thereto see Item 18, "Financial Statements".

   Dividend and Distribution Policy

     Under the accounting practices adopted in Brazil, shareholders are generally entitled to receive an annual mandatory distribution set forth in each company's by-laws, which may not be lower than 25% of the distributable amount, as defined below. If a company's by-laws are silent, the percentage is deemed to be 50% of the distributable amount. Our by-laws provide for a mandatory distribution equal to 50% of the distributable amount. In addition, under the accounting practices adopted in Brazil and our by-laws, the amount we distribute in respect of each preferred share must be equal to 110% of the amount we distribute in respect of each of our common shares.

"Distributable amount" means a company's net income as determined in accordance with the accounting practices adopted in Brazil, as reduced by (i) accumulated losses for prior years, and (ii) amounts allocated to the legal reserve and other reserves established in accordance with accounting practices adopted in Brazil, and as increased by the reversal of any reserve established in a prior year. A company is permitted to allocate to a reserve all income from equity gains in subsidiaries that are not distributed to the company in the form of cash dividends. When such gains are distributed to the company in the form of cash dividends, the company is required to reverse the reserve. See "Item 3. Key Information -- Risk Factors -- Risks Relating to the Preferred Shares and ADSs." In addition to the mandatory distribution, the board of directors may recommend to the shareholders the payment of interim distributions from other funds that are legally available for such purposes. Any payment of an interim distribution may be set off against the amount of the mandatory distribution for that fiscal year.

     In addition to dividends, Brazilian companies may distribute "interest on shareholders' equity", which payments may be treated by a company as an expense for income tax purposes. Payments of interest on shareholders' equity may be made at the discretion of our board of directors, subject to the approval of the holders of our common shares. Payments of interest on shareholders' equity, net of withholding tax, may be used to satisfy a company's mandatory distribution obligation. The rate of such interest may not exceed the Taxa de Juros de Longo Prazo , or TJLP, the long-term interest rate published by BNDES -- Banco Nacional de Desenvolvimento Economico e Social, the Brazilian development bank, for the applicable period, and its payment is conditioned upon the existence of profits, calculated prior to the deduction of the interest being paid, or of retained earnings, in an amount equivalent or superior to twice the interest being paid.

     Under the accounting practices adopted in Brazil, a company may suspend the mandatory distribution either in the form of dividends or payments of interest on shareholders' equity if its board of directors determines prior to the general shareholders' meeting that payment of the mandatory distribution for the preceding fiscal year would be inadvisable in light of the company's financial condition. The holders of common shares must ratify such determination at the general shareholders' meeting, which must be reported to the CVM within five days of the relevant general shareholders' meeting. Under Brazilian law, mandatory distributions that are suspended and not offset against losses in future years must be paid as soon as the financial condition of the company permits.

     In 2002, we distributed dividends amounting to R$ 65 million. We cannot guarantee that we will be able to distribute the same amount of dividends in the future.

   Legal Proceedings

     Ultragaz, together with other LPG distributors, is a defendant in a suit brought by Servgas Distribuidora de Gas S.A., known as Servgas, an LPG bottling and distribution company, seeking to change the rule that prohibits LPG distributors from filling LPG cylinders stamped with the brand of another distributor. In March 1996, the court ruled against Servgas. Servgas appealed from this decision and the court ruled once again against Servgas. If Servgas does not appeal again, this case will be decided in our favor.

     In December 1996, Companhia Ultragaz and Bahiana filed a suit against the former Departamento Nacional de Combustiveis - DNC, which has been replaced by the Agencia Nacional do Petroleo - ANP, and Petrobras claiming reimbursement of approximately R$7.4 million from the Freight Price Unification System Fund, or Frete de Unificacao de Precos -- FUP, also known as the Fund, in relation to LPG shipments by the plaintiffs in 1992 and 1993. The Fund, which is controlled by the ANP, was created to maintain uniform LPG prices throughout Brazil by reimbursing LPG distributors for freight costs incurred in shipping LPG in Brazil. This price maintenance system was terminated in 1994. The former DNC suspended certain payments from the Fund in 1993 due to alleged wrongful claims for reimbursement by LPG distributors. A preliminary order in favor of the plaintiffs was made in December 1996, pursuant to which the plaintiffs received R$8.1 million from the Fund, including monetary correction. The former DNC and Petrobras have filed an appeal and the parties are currently awaiting the outcome of this appeal. If the preliminary order is overturned by a higher court, the plaintiffs would be required to repay such R$8.1 million to the Fund. Based on the advice of its counsel, Ultragaz believes that it is unlikely that the preliminary order will be overturned.

     Ultragaz is a defendant in approximately 565 legal suits arising from its normal business activities, including approximately 400 labor claims. Although the amount of any liability that could arise with respect to these actions cannot be accurately determined, Ultragaz believes that such actions, if decided adversely to Ultragaz, would not, individually or in the aggregate, have a material adverse effect on the financial condition of Ultragaz.

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

     Oxiteno is the defendant in approximately 78 labor proceedings and 22 civil and tax proceedings arising in the normal course of its business. In common with other Brazilian companies, Oxiteno is currently disputing the constitutional validity of some taxes. In addition, Oxiteno is disputing the amounts it is required to pay in connection with certain sales taxes. The aggregate amount of outstanding tax claims against Oxiteno is approximately R$4.5 million.

     Ultragaz, Oxiteno and several of our other subsidiaries filed individual suits against the Brazilian tax authorities contesting the increase in certain taxes introduced by Law 9,718 of November 28, 1998, which increased the COFINS tax rate by 1% and introduced taxes on gross financial income of 3.00% (COFINS) and 0.65% (PIS). Furthermore, Law 9,718 introduced a mechanism under which Ultragaz's contributions of PIS and COFINS on sales would be withheld by Petrobras, thereby effectively increasing overall taxation for Ultragaz. Our subsidiaries were granted preliminary injunctions which allowed them to continue to pay these contributions according to regulations applicable prior to Law 9,718. At the same time, until December 31, 2001, we had made provisions to contemplate these tax increases. In November 2002, based on our legal advisors' opinion, we opted to pay these provisioned amounts, except for the provision of the 3.65% tax on gross financial income. Amounts which were not paid to tax authorities remain provisioned in the financial statements, and totalled R$23.7 million on December 31, 2002, of which R$11.5 million relate to Ultragaz and R$3.8 million relate to Oxiteno. In the event we lose these lawsuits, we would have to pay these provisioned amounts to the tax authorities, but this would not affect our statement of operations.

     Our indirect subsidiary Tequimar obtained a favorable ruling on its suit contesting the payment of social contribution on net income introduced by Law 7,689/88. While the decision was final, the federal government filed an action to overturn it. Until December 31, 2001, this subsidiary company made a provision for a liability relating to an unpaid social contribution charge amounting to R$10.4 million. However, based on our legal advisors' opinion, on July 31, 2002, we opted to pay this contribution, in doing so, applying the benefits accruing from Provisional Measure 38 of May 14, 2002 and Joint Administrative Regulation SRF/PGFN 900 of July 19, 2002.

     The Petrochemical Industry Labor Union, which represents the employees of the indirect subsidiary Oxiteno Nordeste, filed class action suits against Oxiteno Nordeste in 1991 demanding compliance with the adjustments established in collective labor agreements or other specific indexes, in lieu of the salary policies effectively practiced. Based on the opinion of its legal advisors, who analyzed the final ruling of the Federal Supreme Court, known as STF, on the class action suit in which the labor union is a plaintiff, as well as the status of the specific suit against Oxiteno Nordeste, our management does not believe that it is necessary to record a provision as of December 31, 2002.

B.   Significant Changes

     Not applicable.


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

                                        Price per ADS in U.S.                 Price per 1,000 Preferred Shares
                                        ------------------------------------  ----------------------------------------
                                        dollars                               in reais
Year ended                              High               Low                High                   Low
--------------------------------------- ------------------ -----------------  ---------------------- -----------------
December 31, 2000                       13.56              8.00               25.00                  15.00
December 31, 2001                       10.75              4.95               21.65                  14.00
December 31, 2002                        9.55              5.00               26.40                  18.10

Quarter ended
---------------------------------------
March 31, 2001                          10.75              8.56               21.20                  17.00
June 30, 2001                            8.90              6.55               19.50                  16.50
September 30, 2001                       8.24              5.10               21.65                  14.00
December 31, 2001                        7.99              4.95               18.80                  14.00
March 31, 2002                           9.32              7.65               22.00                  18.10
June 30, 2002                            9.55              6.80               23.50                  19.50
September 30, 2002                       7.75              5.25               22.55                  19.00
December 31, 2002                        7.20              5.00               26.40                  20.30
March 31, 2003                           7.45              6.41               24.90                  21.95

Month ended
---------------------------------------
December 31, 2002                        7.20              6.40               26.40                  23.79
January 31, 2003                         7.45              6.53               24.90                  21.95
February 28, 2003                        6.90              6.41               24.49                  22.99
March 31, 2003                           6.90              6.59               23.50                  22.40
April 30, 2003                           8.28              6.94               25.10                  23.00
May 31, 2003                             8.35              7.38               24.15                  22.50

B.   Plan of Distribution

     Not applicable.

C.   Markets

     Our preferred shares are listed on the Sao Paulo Stock Exchange under the ticker symbol "UGPA4" and the ADSs are listed on the New York Stock Exchange under the symbol "UGP."

D.   Selling Shareholders

     Not applicable.

E.   Dilution

     Not applicable.

F.   Expenses of the Issue

     Not applicable.


ITEM 10. ADDITIONAL INFORMATION

A.   Share Capital

     Not applicable.

B.   Memorandum and By-laws

     We are registered with the commercial registry of the state of Sao Paulo under the registration number 35.300.109.724. Pursuant to chapter I, article 3 of our by-laws, our main corporate purpose is the investment of our capital in the trade, industry and agriculture and in companies providing services, upon the subscription for or acquisition of shares or quotas in companies.

     There are no provisions in our by-laws with respect to (i) a director's power to vote on proposals in which the director is materially interested, (ii) a director's power to vote compensation to him or herself in the absence of an independent quorum, (iii) borrowing powers exercisable by the directors, (iv) age limits for retirement of directors, (v) required shareholding for director qualification, (vi) anti-takeover mechanisms or other procedures designed to delay, defer or prevent changes in our control, (vii) disclosure of share ownership.

     More detailed information with respect to our shares, shareholder rights, and limitations on share ownership, is incorporated herein by reference to our Registration Statement on Form F-1, Registration Number 33-10818, declared effective by the Securities and Exchange Commission on October 6, 1999.

C.   Material Contracts

     Shareholders' Agreement

     On March 22, 2000, our controlling shareholders entered into a shareholders' agreement designed to ensure the equal treatment of all non-controlling shareholders in the event of any change in control. Pursuant to the agreement, any transfer of our control, either directly or indirectly, may only be executed in conjunction with a public tender offer by the acquiring entity to purchase the shares of all minority shareholders in the same proportion and under the same price and payment terms as those offered to the controlling shareholders. The agreement provides that there will be no discount or price differentiation between the shares in the public tender offer and those being sold by the controlling shareholders. The offer must be made on both the Sao Paulo Stock Exchange and the New York Stock Exchange.

     We did not enter into any material contract in 2002.

D.   Exchange Controls

     There are no restriction on ownership of our preferred shares by individual or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of our shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investment be registered with the Central Bank and the CVM.

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

     Under Resolution 2,689, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.

     Under Resolution 2,689, a foreign investor must:

     o appoint at least one representative in Brazil, with powers to perform actions relating to its investment,

     o    appoint an authorized custodian in Brazil for its investment,

     o    register as a foreign investor with the CVM, and

     o    register its foreign investment with the Central Bank.

     Additionally, the investor operating under the provisions of Resolution 2,689 must be registered with the Brazilian internal revenue service pursuant to the latter's Regulatory Instruction 200. This registration process is undertaken by the investor's legal representative in Brazil.

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

     Resolution No. 1,927 of the National Monetary Council, which is the restated and amended Annex V to Resolution No. 1,289, the Annex V Regulations, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. Accordingly, the proceeds from the sale of ADSs by holders of American depositary receipts outside Brazil are free of Brazilian foreign investment controls and holders of ADSs who are not resident in a tax haven jurisdiction will be entitled to favorable tax treatment.

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

E.   Taxation

   Brazil

     The following discussion summarizes the tax consequences in Brazil as these apply to the acquisition, ownership and disposition of preferred shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and, in the case of a holder of preferred shares, which has registered its investment in the preferred shares with the Central Bank as a U.S. dollar investment, in each case, a non-Brazilian holder. It is based on Brazilian law as currently in effect. Any change in the law may modify the consequences described below. The following discussion summarizes the material tax consequences applicable under current Brazilian legislation to non-Brazilian holders of preferred shares or ADSs; it does not specifically address all of the Brazilian tax considerations applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult his or her own tax adviser concerning the Brazilian tax consequences of an investment in preferred shares or ADSs. It is emphasized that the tax consequences described below do not take into account tax treaties entered into by Brazil and other countries. However, it is important to underline that Brazil does not have a double taxation agreement with the United States.

   Taxation of Dividends

     Dividends on shares and other dividends paid by Brazilian corporations in property to the depositary in respect of the preferred shares, or to a non-Brazilian holder of the preferred shares, are not subject to withholding income tax in Brazil. Dividends relating to profits generated prior to January 1, 1996 are subject to withholding income tax at varying rates, depending on the year the profits were generated (15% in 1994 and 1995).

   Payments on Shareholders' Equity

     Law 9,249, dated December 26, 1995 permits Brazilian companies to make distributions to shareholders of interest attributed to shareholders' equity. These distributions may be paid in cash. This interest is calculated in accordance with the daily pro rata variation of the Brazilian government's long-term interest rate, or TJLP, as determined by the Brazilian Central Bank from time to time, and cannot exceed the greater of:

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

     Any payment of interest to shareholders, including holders of ADSs in respect of preferred shares, is subject to withholding income tax at the rate of 15% or 25% in the case of a shareholder domiciled in a country, which is considered a tax haven under the Brazilian legislation. These payments may be qualified, at their net value, as part of any mandatory dividend.

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

   Taxation of Gains and Income

     Initially, it is important to highlight that in accordance with Brazilian law gains and income are treated differently for income tax purposes. The remuneration derived from any investment, which is not originated from the transfer of the ownership of such investment, by any nature qualifies as income. Differently, for tax purposes, the positive difference between the acquisition cost of the investment and the respective price derived from the transfer of the ownership by any nature, such as in a sale, redemption, liquidating distribution, etc., qualifies as a gain.

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

     The difference between the amount previously registered, or the acquisition cost, as the case may be, and the average price of the preferred share is considered a capital gain subject to income tax at rate of 15%, except in the case of market investors who are not residents in a tax haven jurisdiction, in which case the income tax rate will be 25%. The average price shall be calculated as follows:

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

     Ordinary non-Brazilian holders, those not registered under Resolution 2,689, are also not subject to tax in Brazil on gains derived from sales of preferred shares and ADSs that occur outside of Brazil to persons who do not reside in Brazil. The proceeds of a redemption of, or liquidating distribution with respect to the ADSs, under the same conditions, are not subject to Brazilian taxes.

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

   Beneficiaries Residing or Domiciled in Tax Havens or Low Tax Jurisdictions

     Law 9,779, dated January 19, 1999 states that, with the exception of limited circumstances, any income or gains derived from transactions carried out by a beneficiary that resides or is domiciled in a country considered to be a tax haven are subject to the Brazilian withholding income tax at the rate of 25%. Accordingly, if the distribution of interest attributed to shareholders' equity is made to a beneficiary residing or domiciled in a tax haven, the income tax will apply at the rate of 25% instead of 15%.

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

   Taxation of Foreign Exchange Transactions

     A financial transaction tax is imposed on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Although the current applicable rate for almost all foreign currency exchange transactions is zero, the ministry of finance may increase the rate at its sole discretion at any time, this merely requiring the issue of a Ministerial Administrative Rule. In this case the Brazilian legislation allows for such an increase to be made up to a maximum ceiling of 25%. However, any increase in the prevailing rate will only apply to future transactions. In case of notes with put and/or call clause with respect to anticipation of its maturity, in which such right is exercised before a 90 day period counted from the issuance of the note, the rate will be of 5% instead of 0%.

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

     Transactions carried out by the depositary or by holders of preferred shares, which involve the transfer of Brazilian currency from an account maintained with any Brazilian financial institution are subject to the CPMF tax at the rate of 0.38%. Under Amendment No. 37 to the Brazilian constitution, dated June 12, 2002, the 0.38% CPMF tax rate will be applicable until December 31, 2004.

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

United States

     The following is a discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to acquire preferred shares or ADSs, and does not address state, local or other tax laws. The discussion applies only to holders that hold preferred shares or ADSs as capital assets for tax purposes, and does not address special classes of holders, such as dealers and traders in securities or foreign currencies, financial institutions, insurance companies, tax exempt entities, persons owning, directly, indirectly or constructively, 10% or more of our voting shares, persons holding preferred shares or ADSs as part of a hedging or conversion transaction or straddle, persons entering into a "constructive sale" with respect to preferred shares or ADSs, persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar, persons liable for alternative minimum tax, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, or persons who have ceased to be United States citizens or to be taxed as resident aliens.

     You are advised to consult your own tax advisers concerning the overall tax consequences to you, including the consequences under foreign, state and local laws, of the acquisition, ownership and disposition of preferred shares or ADSs.

     This discussion is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, all as currently in effect and changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. In addition, this discussion is based in part on representations of the depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement and any other related document will be performed in accordance with their terms.

     This discussion applies to you only if you are a "U.S. Holder." For purposes of this discussion, a "U.S. Holder" is a beneficial owner of preferred shares or ADSs that is for U.S. federal income tax purposes (i) a citizen or resident of the United States of America, (ii) a corporation, or other entity taxable as a corporation, organized under the laws of the United States of America or any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

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

     The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Accordingly, the analysis of the creditability of Brazilian taxes described below could be affected by future actions that may be taken by the U.S. Treasury.

     Taxation of Dividends. Distributions paid with respect to preferred shares will be includable in the income of a U.S. Holder as ordinary dividend income to the extent paid out of current or accumulated earnings and profits of Ultrapar, as determined for U.S. federal income tax purposes. Under recently enacted legislation, dividends received by noncorporate U.S. Holders on preferred shares or ADSs may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. U.S. Holders should consult their own tax advisors regarding the implications of this new legislation in their particular circumstances. For purposes of these rules, the amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. In addition, the taxable amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed, and the amount of a distribution paid in reais will be measured by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by the custodian, in the case of ADSs, or the U.S. Holder, in the case of preferred shares directly held by a U.S. Holder. Dividends paid by us generally will constitute foreign source "passive" income for U.S. foreign tax credit purposes and will not be eligible for the dividends received deduction. Subject to certain limitations, Brazilian withholding tax, if any, paid in connection with any distribution with respect to preferred shares may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder if such U.S. Holder elects for that year to credit all foreign income taxes; otherwise, such Brazilian withholding tax may be taken as a deduction. U.S. Holders should consult their own tax advisors concerning the availability and utilization of the foreign tax credit.

     Taxation of Capital Gains. Subject to the discussion below under the heading "Passive Foreign Investment Companies", gain or loss realized by a U.S. Holder upon the sale, exchange or other disposition of a preferred share will be subject to United States federal income tax as U.S. source capital gain or loss in an amount equal to the difference between the amount realized on the disposition of the preferred share and the U.S. Holder's tax basis in the preferred share. The gain or loss will be long term capital gain or loss if the U.S. Holder's holding period in the preferred share exceeds one year. U.S. Holders should consult their tax advisors regarding the United States federal tax treatment of capital gains, which may be taxed at lower rates than ordinary income for individuals, and losses, the deductibility of which is subject to limitations.

     Passive Foreign Investment Companies. Special U.S. tax rules apply to U.S. Holders that own shares in a passive foreign investment company, known as a PFIC. In general, we will be classified as a PFIC in a particular taxable year if either:

     o 75% or more of our gross income consists of passive income, such as dividends, interest, rents and royalties; or

     o 50% or more of our assets, by value, determined on the basis of a quarterly average, consists of assets that produce, or are held for the production of, passive income.

     Based on a review of our income and assets, we believe that we were not a PFIC for U.S. federal income tax purposes in 2002. However, since PFIC status depends upon the composition of a company's income and assets and the market value of its assets (including, among others, less than 25 percent equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year.

     If we are treated as a PFIC in any taxable year during which a U.S. Holder owns preferred shares, gain recognized by such U.S. Holder on the sale or other disposition of the preferred shares will be allocated ratably over the U.S. Holder's holding period for the preferred shares. The amounts allocated to the taxable year of the sale or other exchange and to any year before we become a PFIC will be taxable as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for that year for individuals or corporations, as appropriate, and an interest charge will be imposed on the amount allocated to such taxable year. Further, any distribution in respect of the preferred shares in excess of 125 percent of the average of the annual distributions on preferred shares received by the U.S. Holder during the preceding three years or the U.S. Holder's holding period, whichever is shorter, will be subject to taxation as described above. Certain elections may be available (including a mark-to-market election) to U.S. persons that may mitigate the adverse consequences resulting from PFIC status.

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

F.   Dividends and Paying Agents

     Not applicable.

G.   Statement by Experts

     Not applicable.

H.   Documents on Display

     Statements contained in this annual report as to the contents of any contract or other document referred to are not necessarily complete, and each of these statements is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit hereto. A copy of the complete annual report including the exhibits and schedules filed herewith may be inspected without charge at the public reference facilities maintained by the SEC at Room 1024,450, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at 233 Broadway, New York, N.Y., 10279 and North Western Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 - 2511. Copies of such materials may be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports and other information may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which ADS are listed. In addition the SEC maintains a website that contains information filed electronically with the SEC, which can be accessed over the Internet at http://www.sec.gov.

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

     We furnish to The Bank of New York, as depositary, copies of all reports we are required to file with the SEC under the Exchange Act, including our annual reports in English, containing a brief description of our operations and our audited annual consolidated financial statements which are prepared in accordance with accounting practices adopted in Brazil and include a reconciliation to U.S. GAAP. In addition, we are required under the Deposit Agreement to furnish the depositary with copies of English translations to the extent required under the rules of the SEC of all notices of meetings of holders of preferred shares and other reports and communications that are generally made available to holders of preferred shares. Under certain circumstances, the depositary will arrange for the mailing, at our expense, of these notices, other reports and communications to all ADS holders.

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

     See Notes 3(k), 16 and 23 (V)(e) and (f) to our consolidated financial statements for a discussion of the accounting policies for derivative instruments and information with respect to those financial instruments.

   Interest Rate Risk

     Substantially all of our debt obligations in reais are subject to variable rates of interest based on either the TJLP or the IGP-M inflation index. Our foreign currency borrowings, however, are subject to fixed rates of interest. As of December 31, 2002, we did not have any derivative contracts outstanding which could limit exposure to variations in the TJLP or the IGP-M, primarily because such instruments are not available in the Brazilian market at reasonable prices. Nevertheless, our exposure to interest rate risk is partially limited by our Brazilian currency variable interest investments, which generally earn the overnight interest rates paid on interbank certificates of deposit. In addition to the exposure with respect to existing borrowings, we would be exposed to interest rate volatility with respect to any future debt issuance.

     The table below provides information about our debt obligations in U.S. dollars and in reais that are subject to variable rates of interest. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates and interest rates:

                                                                                           Principal by year of maturity
                                                                            --------------------------------------------------------
                                                                                     (in millions of reais as of December 31, 2002):
                                    Average                   Outstanding
(1) Debt                         Interest Rate   Fair Value     Debt R$     2003     2004    2005    2006    2007    Thereafter
---------------------------      -------------   ----------   -----------   ----     ----    ----    ----    ----    ----------
U.S. dollar
  borrowings                          7.2%         329.2          348.9     136.9    212.0     -       -       -           -
Borrowings indexed to the
  UMBNDES                            11.8%          28.7           28.9       5.4      8.3     6.5     5.8     2.9         -
Borrowings indexed to the
  TJLP                                3.1%         187.3          187.5      74.7     50.0    33.1    23.2     6.5         -
Borrowings indexed to the
IGP-M                                 6.5%          18.2           18.1       2.8      3.0     3.5     3.5     3.5         1.8
                                     ----          -----          -----     -----    -----    ----    ----    ----         ---
Subtotal                                           563.4          583.4     219.8    273.3    43.1    32.5    12.9         1.8
                                     ====          =====          =====     =====    =====    ====    ====    ====         ===

   Foreign Exchange Risk

     The real continues to heavily fluctuate against the U.S. dollars. See "Item 3. Key Information--Selected Financial Data--Exchange Rates."

     A substantial portion of our debt obligations is denominated in U.S. dollars. In addition, a significant portion of our operating expenses, including certain raw materials, are denominated in, or indexed to U.S. dollar. Most of our revenues are denominated in reais, although sales prices of products of the chemicals segment are linked to international market prices established in U.S. dollars. As a result, we are exposed to currency exchange risks that may adversely affect our business, financial condition and results of operations, as well as our ability to meet our debt service obligations.

     We manage the foreign exchange risks associated with the scheduled payments related to our liabilities by investing in U.S. dollar-denominated mutual funds and in foreign currency/interest swap contracts, under which we pay variable interest in reais based on the interbank certificate of deposit rate, or CDI, and receive fixed interest in U.S. currency.

     The table below summarizes the floating rate relative to the U.S. dollar swap position at December 31, 2002:

Swap                                                                                        Maturity
----------------------------------------------------------              ---------------------------------------------
                                                                           2003              2004             2005
                                                                           ----              ----             ----
Floating rate U.S. dollar coupon (in million of reais) (*)                 168.8             12.8             177.6
  Average receiving rate                                                US$ + 26.8%       US$ + 8.1%       US$ + 7.7%
  Average payment rate (**)                                              99.6% CDI        100.0% CDI       100.0% CDI

* Notional amount converted according to the commercial selling rate reported by Banco Central do Brasil (Ptax) at December 31, 2002

**   CDI - Interbank CD


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.


PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.


ITEM 15. CONTROLS AND PROCEDURES

     Within ninety days prior to the filing of this report, under management's supervision and with its participation, including our chief executive officer and chief financial officer, we performed an evaluation of our disclosure controls and procedures. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective for the purpose of collecting, analyzing and disclosing the information that we are required to disclose in the reports we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC's rules and forms. Our management necessarily applied its judgement in assessing the costs and benefits of such controls and procedures, which by their nature provide the only reasonable assurance regarding our control objectives.

     There have been no significant changes in our internal controls or other factors that could significantly affect internal controls subsequent to the date of their evaluation.

ITEM 16. [Reserved]

PART III

ITEM 17. FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of responding to this Item.


ITEM 18. FINANCIAL STATEMENTS

     We file the following consolidated financial statements, together with the reports of independent accountants, as part of this annual report:

Index to Consolidated Financial Statements                                  F-1
Report of the Deloitte Touche Tohmatsu Auditores Independentes dated
  January 24, 2003 as of and for the year ended December 31, 2002           F-2
Report of PricewaterhouseCoopers dated January 31, 2002 as of and
  for the two years ended December 31, 2001                                 F-3
Consolidated Balance Sheets at December 31, 2002 and 2001                   F-4
Consolidated Statements of Income for the years ended
  December 31, 2002, 2001 and 2000                                          F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 2002, 2001 and 2000                                          F-6
Consolidated Statement of Changes in Stockholders' equity
  for the Years Ended December 31, 2002, 2001 and 2000                      F-8
Consolidated Statement of Changes in Financial Position
  for the Years Ended December 31, 2002, 2001 and 2000                      F-9
Notes to the Consolidated Financial Statements                             F-10


ITEM 19. EXHIBITS

     We file the following documents as part of this annual report:

     1.1 Ultrapar by-laws, as revised on December 20, 2002 (English translation)

     2.1  Ultra S.A.'s shareholders' agreement *

     8.1  List of subsidiaries of Ultrapar

    10.1  Certification pursuant to Section 906 of the Sarbanes-Oxley
          Act of 2002

    10.2  Documents relating to our 2002 corporate restructuring**




* Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2001 (file No. 001-14950) filed with the SEC on May 29, 2002.

** Incorporated by reference to our current reports on Form 6-K filed with SEC on October 15, 2002, November 1, 2002 and December 6, 2002 (file No. 001-14950)

                                    GLOSSARY

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

Ethoxylated Fatty Esters/      Substances  produced by reaction of ethylene
Ethoxylated Vegetable Oil      oxide with hydroxylated fatty esters and are
                               used mainly as emulsifiers in the cosmetic industry.

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

Fuels Any substance that involves energy in a chemical reaction.

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

Soybean Oil                    Oil from soy beans

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


                                               ULTRAPAR PARTICIPACOES S.A.


                                               By: /s/ Fabio Schvartsman
                                                  -----------------------------
                                                  Name:  Fabio Schvartsman
                                                  Title: Chief Financial Officer

Date: June 6, 2003

    CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Paulo Guilherme Aguiar Cunha, certify that:

1. I have reviewed this annual report on Form 20-F of Ultrapar Participacoes S.A. (the "Registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and we have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     (b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons fulfilling the equivalent function):

     (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in the Registrant's internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



By: /s/ Paulo Guilherme Aguiar Cunha
   ------------------------------------

Name:   Paulo Guilherme Aguiar Cunha
Title:  Chief Executive Officer
Date:   June 6, 2003

    CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Fabio Schvartsman, certify that:

1. I have reviewed this annual report on Form 20-F of Ultrapar Participacoes S.A. (the "Registrant");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and we have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     (b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons fulfilling the equivalent function):

     (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in the Registrant's internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



By: /s/ Fabio Schvartsman
   -------------------------

Name:   Fabio Schvartsman
Title:  Chief Financial Officer
Date:   June 6, 2003

                 INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS


Index to the Consolidated Financial Statements...............................F-1

Report of the Deloitte Touche Tohmatsu Auditores Independentes
dated January 24, 2003 as of and for the year ended December 31, 2002........F-2

Report of PricewaterhouseCoopers  dated January 31, 2002 as of and for the two years ended December 31, 2001....................................F-3

Consolidated Balance Sheets as of December 31, 2002 and 2001.................F-5

Consolidated Statements of Income for the years ended
December 31, 2002, 2001 and 2000.............................................F-6

Consolidated Statements of Cash Flows the years ended
December 31, 2002, 2001 and 2000.............................................F-7

Statements of Changes in Stockholders' equity for the years ended
December 31, 2002, 2001 and 2000.............................................F-9

Consolidated Statements of Changes in Financial Position
for the years ended December 31, 2002, 2001 and 2000........................F-10

Notes to Consolidated Financial Statements..................................F-11

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Ultrapar Participacoes S.A.
Sao Paulo - SP - Brazil

1. We have audited the accompanying consolidated balance sheet of Ultrapar Participacoes S.A. and subsidiaries (Ultrapar) as of December 31, 2002, and the related consolidated statements of income, changes in stockholders' equity, and changes in financial position for the year then ended, all expressed in Brazilian reais. These financial statements are the responsibility of Ultrapar's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated balance sheet of Ultrapar as of December 31, 2001, and the related consolidated statements of income, changes in stockholders' equity, and changes in financial position for each of the two years in the period ended December 31, 2001 were audited by other auditors whose report, dated January 31, 2002, expressed an unqualified opinion on those statements.

2. We conducted our audit in accordance with auditing standards generally accepted in Brazil and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ultrapar as of December 31, 2002 and the results of its operations and changes in its stockholders' equity and financial position for the year then ended in conformity with accounting practices adopted in Brazil.

4. Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2002 and the determination of stockholders' equity and financial position at December 31, 2002 and 2001 to the extent summarized in Note 23.


January 24, 2003

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu
Auditores Independentes

PRICEWATERHOUSECOOPERS [GRAPHIC]




Report of Independent Public Accountants


To the Board of Directors and Stockholders
Ultrapar Participacoes S.A.



1 We have audited the accompanying consolidated balance sheets of Ultrapar Participacoes S.A. (a Brazilian corporation) and subsidiaries as of December 31, 2001, and the related consolidated statements of operations, of changes in stockholders' equity and of changes in financial position for each of the two years in the period ended December 31, 2001, expressed in Brazilian reais, in conformity with accounting practices adopted in Brazil. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

3 In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ultrapar Participacoes S.A. and subsidiaries as of December 31, 2001 and the results of their operations, the changes in stockholders' equity and the changes in their financial position for each of the two years in the period ended December 31, 2001 in conformity with accounting practices adopted in Brazil.

PRICEWATERHOUSECOOPERS [GRAPHIC]



Ultrapar Participacoes S.A.


4 Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). A description of the significant differences between accounting practices adopted in Brazil and US GAAP and the approximate effects of those differences on net income and stockholders' equity are set forth in Note 23 of the notes to the consolidated financial statements.

     Sao Paulo, Brazil
     January 31, 2002

     /s/ PricewaterhouseCoopers

     PricewaterhouseCoopers
     Auditores Independentes

ULTRAPAR PARTICIPACOES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001
(In millions of Brazilians reais - R$ )
------------------------------------------------------------------------------------------------------------------------------------
ASSETS                                         2002       2001          LIABILITIES                              2002        2001
------                                      ---------   --------       -----------                            ---------- -----------
CURRENT ASSETS                                                          CURRENT LIABILITIES
Cash and cash equivalents                        637.9      656.0       Financings                                 219.8       124.5
Trade accounts receivable                        271.6      149.2       Suppliers                                  104.4        88.4
Inventories                                      106.3       94.5       Salaries and related charges                64.4        50.2
Recoverable taxes                                115.1      121.2       Taxes                                        9.9         5.8
Other                                             52.8       20.9       Dividends payable                           49.0        33.6
Prepaid expenses                                   3.2        3.4       Income and social contribution taxes         1.9         2.0
                                             ---------   -------
                                               1,186.9    1,045.2       Other                                       18.8        19.4
                                             ---------   --------                                              ---------   ---------
                                                                                                                   468.2       323.9
                                                                                                               ---------   ---------
NONCURRENT ASSETS
Related companies                                  2.6        1.7       LONG-TERM LIABILITIES
Deferred income and social contribution taxes     33.3       27.3       Financings                                 363.6       290.2
Escrow deposits                                    7.0        6.7       Related companies                           10.2        11.0
Other                                              4.5        6.3       Deferred income and social
                                             ---------   --------         contribution taxes                        34.8        24.0
                                                  47.4       42.0       Other taxes and contibutions
                                             ---------   --------         - contingent liability                    28.1        62.4
                                                                        Other                                        0.9         0.8
                                                                                                               ---------   ---------
                                                                                                                   437.6       388.4
PERMANENT ASSETS                                                                                               ---------   ---------
Investments:                                                                                                        31.0       439.8
Associated companies                               6.9       63.0       MINORITY INTEREST                      ---------   ---------
Other                                             26.1       25.8
Property, plant and equipment                    779.5      707.9       STOCKHOLDERS' EQUITY
Deferred charges                                  81.1       68.1       Capital                                    664.0       433.9
                                             ---------   --------       Revaluation reserve                         26.0        25.9
                                                 893.6      864.8       Profits reserves                           501.1       340.1
                                                                                                               ---------   ---------
                                                                                                                 1,191.1       799.9
                                                                                                               ---------   ---------
                                             ---------   --------       TOTAL                                    2,127.9     1,952.0
TOTAL                                          2,127.9    1,952.0                                              =========   =========
                                             =========   ========

The notes are an integral part of the financial statements.

ULTRAPAR PARTICIPACOES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002,  2001 AND 2000
(In millions of Brazilians reais - R$, except for per share data)

-------------------------------------------------------------------------------------------------

                                                                   2002       2001       2000
                                                                 ---------- ---------- ----------
GROSS SALES AND SERVICES                                           3,795.3    2,862.5    2,301.2
Taxes on sales and services, rebates, discounts and returns         (800.8)    (577.8)    (423.2)
                                                                 ---------- ---------- ----------

NET SALES AND SERVICES                                             2,994.5    2,284.7    1,878.0
Cost of sales and services                                        (2,247.1)  (1,698.3)  (1,399.6)
                                                                 ---------- ---------- ----------

GROSS PROFIT                                                         747.4      586.4      478.4
                                                                 ---------- ---------- ----------
OPERATING (EXPENSES) INCOME
Selling                                                             (130.2)    (120.0)     (95.8)
General and administrative                                          (165.6)    (127.8)    (120.1)
Management compensation                                               (4.7)      (3.7)      (3.5)
Depreciation and amortization                                        (81.8)     (66.2)     (46.8)
Other operating income, net                                            0.4       10.2        1.3
                                                                 ---------- ---------- ----------
                                                                    (381.9)    (307.5)    (264.9)
                                                                 ---------- ---------- ----------

OPERATING INCOME BEFORE FINANCIAL ITEMS                              365.5      278.9      213.5
Financial income                                                     238.0      120.7      140.0
Financial expenses                                                  (209.5)    (151.8)     (96.6)
Nonoperating expenses, net                                           (44.1)     (17.0)     (16.5)
                                                                 ---------- ---------- ----------
                                                                     (15.6)     (48.1)      26.9
                                                                 ---------- ---------- ----------

INCOME BEFORE INCOME AND SOCIAL
 CONTRIBUTION TAXES, EQUITY IN EARNINGS
 (LOSSES) OF ASSOCIATED COMPANIES AND MINOROTY INTEREST              349.9      230.8      240.4
                                                                 ---------- ---------------------

INCOME AND SOCIAL CONTRIBUTION TAXES
Current                                                             (110.1)     (58.4)     (81.7)
Deferred                                                              (4.8)       3.9        4.7
Benefit of tax holidays                                               43.5       27.0       29.7
                                                                 ---------- ---------- ----------
                                                                     (71.4)     (27.5)     (47.3)
                                                                 ---------- ---------- ----------

INCOME BEFORE EQUITY IN EARNINGS OF
 ASSOCIATED COMPANIES AND MINORITY INTEREST                          278.5      203.3      193.1
 Equity in earnings (losses) of associated companies                  (1.7)       1.9        9.6
 Minority interest                                                   (54.5)     (73.0)     (74.2)
                                                                 ---------- ---------- ----------

NET INCOME                                                           222.3      132.2      128.5
                                                                 ========== ========== ==========

NET EARNINGS PER THOUSAND SHARES
 (BASED ON ANNUAL WEIGHTED AVERAGE OF SHARES OUTSTANDING ) - R$       3.62       2.49       2.43
                                                                 ========== ========== ==========

The notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(In millions of Brazilians reais - R$)

----------------------------------------------------------------------------------------------------------------------

                                                                                          2002      2001       2000
                                                                                       --------- ---------- ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                                 222.3      132.2     128.5
Adjustments to reconcile net income
 to cash provided by operating activities:
  Depreciation and amortization                                                            121.8      102.4      90.8
  Amortization of goodwill and negative goodwill on investments                             (0.4)      (8.7)      0.2
  Loss on sale of property, plant and equipment                                             25.4       21.9      29.1
  Foreign exchange and indexation losses on liabilities                                    118.5       74.1      31.0
  Allowance (reversal of provision) for losses on permanent assets                          40.6       (5.3)     (5.2)
  Equity in earnings (losses) of associated companies                                        1.7       (1.9)     (9.6)
  Proposed dividends and interest on capital (gross)                                         0.4        1.3         -
  Deferred income and social contribution taxes                                              4.8       (3.9)     (4.7)
  Other long-term taxes                                                                      8.6       10.6      25.5
  Loss (gain) on change in ownership percentage                                             (3.6)         -       2.9
  Minority interest                                                                         54.5       73.0      74.2
  Other                                                                                        -        0.1      (0.2)
  Decrease (increase) in operating assets:
     Trade accounts receivable                                                            (122.4)     (10.0)    (20.2)
     Recoverable taxes                                                                       6.1      (39.0)    (39.3)
     Other receivables                                                                     (31.9)      (2.3)     (3.7)
      Inventories                                                                          (11.8)      (8.0)     (7.3)
      Prepaid expenses                                                                       0.2       (1.3)     (1.1)
  Increase (decrease) in operating liabilities:
     Suppliers                                                                              16.0        1.6      13.8
     Accrued interest                                                                        0.4       (0.8)     (2.6)
     Salaries and related charges                                                           14.2        5.5       6.5
     Taxes                                                                                   4.1       (2.8)      1.4
     Income and social contribution taxes                                                   (0.1)      (2.6)     (4.9)
     Other                                                                                  (0.6)       3.6      (2.4)
                                                                                       --------- ---------- ---------
  Net cash provided by operating activities                                                468.8      339.7     302.7
                                                                                       --------- ---------- ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to investments                                                                       -          -      (0.8)
Additions to property, plant and equipment                                                (168.8)    (145.7)   (143.5)
Additions to deferred charges                                                              (51.3)     (57.4)    (32.6)
Acquisition of minority interests                                                         (212.6)     (13.8)     (1.5)
Acquisition of treasury shares                                                              (0.3)         -         -
Proceeds from sales of property, plant and equipment                                         4.5        9.3       5.1
Other                                                                                        1.3        0.9       2.8
                                                                                       --------- ---------- ---------
Net cash used in investing activities                                                     (427.2)    (206.7)   (170.5)
                                                                                       --------- ---------- ---------

                                                                                          2002      2001       2000
                                                                                       --------- ---------- ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Short-term debt, net                                                                        55.8      (51.5)    (70.7)
Long-term loans:
   Issuances                                                                                97.3       54.4      66.9
   Repayments                                                                              (98.2)     (85.3)    (70.4)
Loans from associated companies:
   Issuances                                                                                14.5        3.9       2.9
   Repayments                                                                              (16.8)      (5.2)     (4.5)
Dividends paid                                                                             (60.9)    (244.3)    (52.7)
Other                                                                                      (51.4)     (11.2)      1.9
                                                                                       --------- ---------- ---------
Net cash used in financing activities                                                      (59.7)    (339.2)   (126.6)
                                                                                       --------- ---------- ---------

Net increase (decrease) in cash and cash equivalents                                       (18.1)    (206.2)      5.6
Cash and cash equivalents at the beginning of the year                                     656.0      862.2     856.6
Cash and cash equivalents at the end of the year                                           637.9      656.0     862.2

Supplemental disclosure of cash flow information:
Cash paid during the year for:
   Interest, net of amounts capitalized                                                     46.6       38.3      38.8
   Taxes on income                                                                          52.3       20.6      44.7
Noncash investing and financing activities:
   Direct supplier financing of acquisition of property, plant and equipment                 2.7          -       5.5
   Capital contribution with investments in subsidiaries - Gipoia
     Participacoes Ltda.                                                                    38.5          -         -
   Acquisition of minority interest with issuance of shares - Oxiteno S.A. -
     Industria e Comercio                                                                  191.6          -         -

ULTRAPAR PARTICIPACOES S.A.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(In millions of Brazilians reais - R$, except for per share data)

------------------------------------------------------------------------------------------------------------------------------------
                                                                 Revaluation
                                                                  reserve of             Profit reserves
                                                                subsidiary and   ----------------------------
                                                                  associated           Retention  Unrealized Retained Treasury
                                                       Capital    companies     Legal  of profits   profits  earnings  shares  Total
                                                       -------- ---------------  ------ --------- ------------------- -------- -----
BALANCES AT DECEMBER 31, 1999                            433.9          53.5      4.4         -     220.5     107.3     -     819.6

Realization of revaluation reserve                           -          (6.2)       -         -         -       6.2     -         -
Income and social contribution taxes on realization
   of revaluation reserves of subsidiaries                   -           0.8        -         -         -      (1.1)    -      (0.3)
Reversal of revaluation reserves of subsidiaries             -         (19.0)       -         -         -         -     -     (19.0)
Net income                                                   -             -        -         -         -     128.5     -     128.5
Appropriation of net income:
  Legal reserve                                              -             -      6.4         -         -      (6.4)    -         -
  Reserve for unrealized profits                             -             -        -         -      83.5     (83.5)    -         -
  Interim dividends (R$ 0.30 and R$ 0.33 per thousand
    common and preferred shares, respectively)               -             -        -         -         -     (16.5)    -     (16.5)
  Interest on capital (R$ 0.27 and R$ 0.30 per thousand
    common and preferred shares, respectively)               -             -        -         -         -     (14.6)    -     (14.6)
                                                       -------- -------------  ------- --------- --------- --------------- ---------
BALANCES AT DECEMBER 31, 2000                            433.9          29.1     10.8         -     304.0     119.9     -    897.70

Realization of revaluation reserve                           -          (3.4)       -         -         -       3.3     -      (0.1)
Income and social contribution taxes on realization
  of revaluation reserves of subsidiaries                    -           0.2        -         -         -      (0.5)    -      (0.3)
Realization of profit reserve                                -             -        -         -    (304.0)    304.0     -         -
Supplementary dividends (R$ 0.32 and R$ 0.35 per
  thousand common and preferred shares, respectively)        -             -        -         -         -     (17.6)    -     (17.6)
Net income                                                   -             -        -         -         -     132.2     -     132.2
Appropriation of net income:
  Legal reserve                                              -             -      6.6         -         -      (6.6)    -         -
  Dividends for the year (R$ 3.32 and R$ 3.65 per
    thousand common and preferred shares, respectively)      -             -        -         -         -    (181.0)    -    (181.0)
  Interest on capital (R$ 0.57 and R$ 0.63 per thousand
    common and preferred shares, respectively)               -             -        -         -         -     (31.0)    -     (31.0)
  Retention of profits reserve                               -             -        -     322.7         -    (322.7)    -         -
                                                       ------- -------------  ------- --------- --------- --------- ----- ---------
BALANCES AT DECEMBER 31, 2001                            433.9          25.9     17.4     322.7         -         -     -     799.9

Capital increase due to merger                           230.1             -        -         -         -         -     -     230.1
Acquisition of treasury shares                               -             -        -         -         -         -  (0.3)     (0.3)
Revaluation due to merger                                    -           5.1        -         -         -         -     -       5.1
Realization of revaluation reserve                           -          (5.1)       -         -         -       4.4     -      (0.7)
Income and social contribution taxes on
  realization of revaluation reserves of subsidiaries        -           0.1        -         -         -      (0.4)    -      (0.3)
Net income                                                   -             -        -         -         -     222.3     -     222.3
Appropriation of net income:
  Legal reserve                                              -             -     11.1         -         -     (11.1)    -         -
  Interim dividends (R$ 0.37 and R$ 0.40  per thousand
    common and preferred shares, respectively)               -             -        -         -         -     (20.0)    -     (20.0)
  Proposed dividends payable (R$ 0.63 and R$ 0.69 per
    thousand common and preferred shares, respectively)      -             -        -         -         -     (45.0)    -     (45.0)
  Reserve for unrealized profits                             -             -        -         -      40.6     (40.6)    -         -
  Retention of profits reserve                               -             -        -     109.6         -    (109.6)    -         -

                                                       ------- -------------  ------- --------- --------- --------- ----- ---------
BALANCES AT DECEMBER 31, 2002                            664.0          26.0     28.5     432.3      40.6         -  (0.3)  1,191.1
                                                       ======= =============  ======= ========= ========= ========= ===== =========

The notes are an integral part of the financial statements.

ULTRAPAR PARTICIPACOES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2002,  2001 AND 2000
(In millions of Brazilians reais - R$)
---------------------------------------------------------------------------------------------------

                                                                         2002      2001      2000
                                                                      --------- --------- ---------
SOURCES OF FUNDS
Operations:
Net income                                                                222.3     132.2     128.5
Items not affecting working capital:
  Equity in earnings (losses) of associated companies                       1.7      (1.9)     (9.6)
  Depreciation and amortization                                           121.8     102.4      90.8
  Long-term interest and monetary variations                               98.3      34.4      22.5
  Deferred income and social contribution taxes                             4.8      (3.9)     (4.7)
  Minority interest                                                        54.5      73.0      74.2
  Net book value of permanent assets written off                           29.9      31.2      29.4
  Other long-term taxes                                                     8.6      10.6      25.5
  Gain on change in ownership percentage                                   (3.6)        -       2.9
  Amortization of negative goodwill on investments                         (0.4)     (8.7)      0.2
  Allowance (reversal of provision) for losses on permanent assets         40.6      (5.3)     (5.2)
                                                                       -------- --------- ---------
                                                                          578.5     364.0     354.5
                                                                      --------- --------- ---------
Third parties:
  Increase in long-term liabilities                                           -         -       0.9
  Decrease in noncurrent assets                                             0.6       0.5       2.9
  Dividends and interest on capital (gross)                                 0.4       1.3         -
  Working capital from merger                                               0.1         -         -
  Long-term financing                                                      68.7      52.9      64.5
                                                                       -------- --------- ---------
                                                                           69.8      54.7      68.3
                                                                       -------- --------- ---------
Total sources                                                             648.3     418.7     422.8
                                                                       -------- --------- ---------
USES OF FUNDS
Permanent assets:
  Investments                                                                 -         -       0.8
  Property, plant and equipment                                           171.5     145.7     149.0
  Deferred charges                                                         51.3      57.4      32.6
                                                                       -------- --------- ---------
                                                                          222.8     203.1     182.4
                                                                       -------- --------- ---------
Dividends and interest on capital                                          76.3     250.8      54.3
                                                                       -------- --------- ---------

Transfer from long-term to current liabilities                             86.0      86.7      71.3
Decrease in long-term liabilities                                          51.2      11.5         -
Acquisition of treasury shares                                              0.3         -         -
Acquisition of shares from minority stockholders                          212.5         -         -
Taxes on realization of revaluation reserve                                 0.8       0.7       0.7
Decrease in minority interest                                               1.0      13.8       1.5
                                                                       -------- --------- ---------
                                                                          351.8     112.7      73.5
                                                                       -------- --------- ---------
Total uses                                                                650.9     566.6     310.2
                                                                       -------- --------- ---------
INCREASE (DECREASE) IN WORKING CAPITAL                                     (2.6)   (147.9)    112.6
                                                                       ======== ========= =========
REPRESENTED BY
Current assets:
  At end of year                                                        1,186.9   1,045.2   1,190.8
  At beginning of year                                                  1,045.2   1,190.8   1,112.9
                                                                       -------- --------- ---------
                                                                          141.7    (145.6)     77.9
                                                                       -------- --------- ---------
Current liabilities:
  At end of year                                                          468.2     323.9     321.6
  At beginning of year                                                    323.9     321.6     356.3
                                                                       -------- --------- ---------
                                                                          144.3       2.3     (34.7)
                                                                       -------- --------- ---------
INCREASE (DECREASE) IN WORKING CAPITAL                                     (2.6)   (147.9)    112.6
                                                                       ======== ========= =========

The notes are an integral part of the financial statements.

ULTRAPAR PARTICIPACOES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(Amounts in millions of Brazilian reais - R$, unless otherwise stated)
-------------------------------------------------------------------------------

1.   OPERATIONS

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

     The Company purchases the principal raw material, ethylene, for its chemical and petrochemical business from two of Brazil's three naphtha crackers (Petroquimica Uniao and Braskem). Petroleo Brasileiro S.A. - Petrobras is the sole source of supply for naphtha. Petrobras is also the sole source of supply for LPG in Brazil.

2.   PRESENTATION OF THE FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING
     POLICIES

     These financial statements were prepared in accordance with accounting practices adopted in Brazil, which include the indexation of permanent assets and stockholders' equity through December 31, 1995.

     These financial statements have been translated into English from the original financial statements issued in Portuguese. In addition, certain terminology changes have been made and the notes to the financial statements have been expanded to conform them more closely to reporting practices prevailing in the United States of America.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting practices adopted in Brazil to record transactions and prepare the financial statements comply with those prescribed by Brazilian corporate law and specific standards established by the Brazilian Securities Commission (CVM), which differ in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP). See Note 23 for further discussions of the differences and the reconciliations of stockholders' equity and net income under both sets of principles.

     The following is a summary of significant accounting policies followed in the preparation of the financial statements:

     a)   Consolidation principles

          The consolidated financial statements include the accounts of the Company and all of its subsidiaries in which the Company directly or indirectly controls more than 50% of the voting share capital, as listed below. Intercompany investments, asset and liability balances, income and expenses, as well as the effects arising from significant intercompany transactions, were eliminated. Minority interest in subsidiary companies is presented separately in the financial statements.

                                                                                     Company ownership - % (i)
                                                                                              December
                                                                                   ------------------------------
                                                                                         2002           2001
                                                                                         ----           ----
          Subsidiary companies:
            Ultragaz Participacoes S.A. (+)                                               100             77
                Companhia Ultragaz S.A.                                                    86             86
                Bahiana Distribuidora de Gas Ltda.                                        100            100
                Utingas Armazenadora S.A.                                                  56             56
                LPG International Inc.                                                    100              -
            Ultraquimica Participacoes S.A. (+)                                           100            100
                Ultraquimica Florestal Ltda.                                                -            100
                Melamina Ultra S.A. Industria Quimica                                      93             93
                Oleoquimica do Nordeste Ltda.                                             100            100
            Oxiteno S.A. - Industria e Comercio (ii) (+)                                  100             48
                Oxiteno International Corporation                                         100            100
                  Oxiteno Overseas Co.                                                    100            100
                Camacari Renovada S.A.                                                      -            100
                Oxiteno Nordeste S.A. - Industria e Comercio                               99             97
                Terminal Quimico de Aratu S.A. - Tequimar (ii)                             19             19
            Ultracargo Participacoes Ltda. (+)                                            100            100
                Transultra - Armazenamento e Transporte Especializado Ltda.               100            100
                Terminal Quimico de Aratu S.A. - Tequimar (ii)                             80             80
            Ultratecno Participacoes Ltda. (+)                                            100            100
            Ultradata S/C Ltda. (+)                                                         -            100
            Imaven Imoveis e Agropecuaria Ltda. (+)                                       100            100
               Imaven Importadora e Exportadora Ltda.                                       -             98

          (i) Represents total ownership interest in both voting and nonvoting stock. Indirect interests are stated at the percentage owned by the direct subsidiary.
          (ii) Consolidated since a controlled subsidiary company owns more than 50% of voting stock.
          (+)  Direct subsidiary.

          In March 2002, the Company's subsidiary Oxiteno S.A. - Industria e Comercio made a public tender offer to acquire the outstanding shares of its subsidiary, Oxiteno Nordeste S.A. - Industria e Comercio. This public tender offer was concluded on April 16, 2002 with the acquisition of 93,871 shares, representing approximately 73.3% of the shares held by minority stockholders. Oxiteno S.A. - Industria e Comercio, which previously held 97% of the total capital of Oxiteno Nordeste S.A. - Industria e Comercio, increased to 99%.

          On May 22, 2002, the registration of Oxiteno Nordeste S.A. - Industria e Comercio as a public company with the Brazilian Securities Commission (CVM) was canceled. The total purchase price in connection with this transaction amounted to R$ 4.5.

          In November 2002, Imaven Importadora e Exportadora Ltda. and Camacari Renovada S.A. were liquidated, and Ultraquimica Florestal Ltda. and Ultradata S/C Ltda. were merged into Oleoquimica do Nordeste Ltda. and Ultraquimica Participacoes S.A., respectively.

     b)   Cash and cash equivalents

          Comprises highly liquid temporary cash investments (with original maturity dates of three months or less or readily convertible to cash).

     c)   Trade accounts receivable

          Trade accounts receivable are stated at estimated net realizable values. The allowance for doubtful accounts is based on the estimated losses and is considered by management to be sufficient to cover probable losses on the realization of accounts receivable.

     d)   Inventories

          Are stated at the average cost of acquisition (or production) or at market, or net realizable values, whichever is lower.

     e)   Investments in associated companies

          Investments in businesses not controlled by the Company, but over which it has significant influence, are accounted for using the equity method. See Note 9.

     f)   Other investments

          Other investments are recorded at cost less provision for losses, if expected to be other than temporary.

     g)   Property, plant and equipment

          Property, plant and equipment are stated at cost historical monetarily restated through December 31, 1995, and revaluation adjustments based on appraisal reports issued by independent appraisers, less accumulated depreciation. Revaluation increments are credited to the revaluation reserve component of stockholders' equity and subsequently transferred to retained earnings as the related assets are depreciated or disposed.

          Depreciation is calculated on the straight-line basis at the annual rates described in Note 10, based on the estimated useful lives of the assets.

     h)   Deferred charges

          Deferred charges mainly consist of costs incurred in the implementation of projects to install equipment at customers' facilities (Ultrasytem) and projects to modernize systems (implementation of Oracle System), as mentioned in Note 11.

     i)   Income taxes

          Income and social contribution taxes (a federally mandated tax based on income) are accrued on taxable results at the applicable tax rates.

          The accrual for income tax includes the effects of tax holidays, where applicable. Deferred income and social contribution taxes on temporary differences are recognized in accordance with CVM Resolution No. 273/98.

     j)   Compensated absences

          The liability for future compensation for employee vacations is fully accrued as earned.

     k) Assets and liabilities denominated in foreign currency or subject to indexation

          Assets and liabilities denominated in foreign currencies are translated into reais at the exchange rate reported by the Brazilian Central Bank (BACEN) at each balance sheet date. Exchange gains and losses are recognized in income.

          Assets and liabilities denominated in reais and contractually or legally subject to indexation are restated to the balance sheet date by applying the corresponding index, with related gains and losses recognized in income.

     l)   Revenues and expenses

          Revenues from sales are recognized when products are delivered to the customer or services performed and the transfer of risks, rights and obligations associated with the ownership of products take place. Expenses are accounted for on the accrual basis. Advertising expenses, which are expensed as incurred, amounted to R$ 8.8, R$ 6.6 and R$ 3.4 for the years ended December 31, 2002, 2001 and 2000, respectively. Shipping and handling costs, classified as selling expenses and expensed as incurred amounted to R$ 45.0, R$ 37.4 and R$
          31.2 for the years ended December 31, 2002, 2001 and 2000, respectively.

     m)   Cost of sales and services

          Costs of sales and services rendered include the cost of LPG, chemical and petrochemical products, distribution, transportation and filling costs.

     n)   Earnings per share

          Earnings per share are calculated based on the annual weighted average of total number of shares outstanding during each of the years where such earnings are reported.

     o)   Use of estimates

          The preparation of financial statements in accordance with accounting practices adopted in Brazil requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the periods presented. Although these estimates are based on management's best available knowledge of current and expected future events, actual results could be different from those estimates.

4.   CORPORATE REORGANIZATION

     In 2002, the Company effected a corporate reorganization, disclosed in a press release published on October 15, 2002, and approved at the Extraordinary Stockholders' Meeting held on October 30, 2002. This reorganization was primarily intended to: (i) streamline the corporate structure of subsidiaries and associated companies, (ii) reduce cost, and
     (iii) obtain concentration of capital market liquidity in one company.

     The main effects of the reorganization were:

     I) Merger of Gipoia Participacoes Ltda. (an entity under common control of the controlling shareholder of the Company): increase of the Company's interest in Ultragaz Participacoes S.A., from 77% to 100% of total capital, with the issuance of 7,850,603,880 common shares.

     II) Merger of Oxiteno S.A. - Industria e Comercio shares: increase of the Company's interest in Oxiteno S.A. - Industria e Comercio, from 48% to 100% of total capital. With the merger, 5,430,005,398 common shares and 3,410,659,550 preferred shares were issued by the Company to the non-controlling stockholders of Oxiteno S.A. - Industria e Comercio, who opted to remain with the Company in exchange for shares. Stockholders of Oxiteno S.A. - Industria e Comercio, who opted not to remain with the company, were paid a total of R$ 208.0, net of withholding income tax.

     The corporate reorganization was based on the balance sheets of Gipoia Participacoes Ltda. and Oxiteno S.A. - Industria e Comercio as of June 30, 2002. In accordance with the merger terms and conditions, the Company included 100% of results of Ultragaz Participacoes S.A. and Oxiteno S.A. - Industria e Comercio in its results of operations beginning July 1, 2002.

5.   CASH AND CASH EQUIVALENTS

     These investments, contracted with banks of good standing, are comprised substantially of fixed income securities, funds linked to interbank deposit (CDI) rates and currency hedge, which are stated at cost plus accrued income (on a "pro rata temporis" basis).

                                                         2002       2001
                                                      --------   --------
     Fixed income securities and funds                   417.9      556.7
     Foreign investments (*)                             127.0       81.1
     Bills of exchange                                       -        2.3
     Currency hedge (**)                                  39.5      (19.8)
     Cash                                                 53.5       35.7
                                                      --------   --------
                                                         637.9      656.0
                                                      ========   ========

     (*) Investments made by the indirect subsidiary Oxiteno Overseas Co., principally in money market funds.

     (**) Accumulated gains or losses on swap positions. The total amount hedged through these swaps is US$ 104.7.

6.   ACCOUNTS RECEIVABLE

                                                         2002       2001
                                                      --------   --------
     Local customers                                     246.0      148.4
     Foreign customers                                    81.4       59.8
     (-) Advances on foreign exchange contracts          (43.4)     (49.6)
     (-) Allowance for doubtful accounts                 (12.4)      (9.4)
                                                      --------   --------
                                                         271.6      149.2
                                                      ========   ========

7.   INVENTORIES

                                                         2002       2001
                                                      --------   --------
      Finished products                                   67.6       59.6
      Raw materials                                       20,1       15.4
      Liquefied Petroleum Gas (LPG)                        7.9        7.8
      Supplies and cylinders for resale                   10.7       11.7
                                                      --------   --------
                                                         106.3       94.5
                                                      ========   ========

8.   RECOVERABLE TAXES

     Represented, substantially, by credit balances of State Value-Added Tax
     (ICMS), Federal Excise Tax (IPI), and prepaid income and social contribution taxes, which can be offset against future taxes payable.

                                                          2002         2001
                                                      --------     --------
     Income and social contribution taxes                 68.3         54.1
     State Value-Added Tax - ICMS                         42.6         59.6
     Federal Excise Tax - IPI                              1.9          6.2
     Other                                                 2.3          1.3
                                                      --------     --------
                                                         115.1        121.2
                                                      ========     ========

9.   INVESTMENTS IN ASSOCIATED COMPANIES

     A summary of financial information for the Company's equity investments is as follows:

                                                                            2002
                                             ---------------------------------------------------------------------
                                                                                                      Quimica da
                                                Plenogas            Oxicap          Nordeste             Bahia
                                              Distribuidora      Industria de    Quimica S.A. -       Industria e
                                               de Gas S.A.       Gases Ltda.        Norquisa         Comercio S.A.
                                             ---------------------------------------------------------------------
     Number of shares or quotas held            1,384,308             125           60,426,077         3,174,500
     Adjusted net equity - R$                           -             2.5                    -              10.1
     Loss for the year - R$                             -            (0.3)                   -                 -
     Ownership percentage - %                       33.33           25.00                 8.73             45.56

                                                                                       2002
                                            ---------------------------------------------------------------------------------------
                                                                              Fabrica                        Quimica da
                                               Plenogas       Oxicap         Carioca de        Nordeste         Bahia
                                            Distribuidora   Industria de   Catalizadores   Quimica S.A. -   Industria e
                                              de Gas S.A    Gases Ltda.       S.A.-FCC         Norquisa      Comercio S.A.    Total
                                            ---------------------------------------------------------------------------------------
     Changes in investments:
      Balance at the beginning of the year          -           0.7             15.4             42.3             4.6         63.0
        Write-off of revaluation reserve            -             -             (2.7)               -               -         (2.7)
        Dividends received                          -             -             (0.4)               -               -         (0.4)
        Equity pick-up                              -          (0.1)            (1.0)               -               -         (1.1)
        Cost of investments sold                    -             -            (11.3)               -               -        (11.3)
        Allowance for loss                          -             -                -            (40.6)              -        (40.6)
                                            ---------------------------------------------------------------------------------------
      Balance at the end of the year                -           0.6                -              1.7             4.6          6.9
                                            =======================================================================================

                                                                                    2001
                                             ----------------------------------------------------------------------------------
                                                                                 Fabrica                          Quimica da
                                                Plenogas          Oxicap        Carioca de        Nordeste           Bahia
                                              Distribuidora    Industria de   Catalizadores    Quimica S.A. -     Industria e
                                               de Gas S.A.     Gases Ltda.       S.A.-FCC         Norquisa       Comercio S.A.
                                             ----------------------------------------------------------------------------------
     Number of shares or quotas held            1,384,308           125        125,536,199       60,426,077        3,174,500
     Adjusted net  equity - R$                          -           2.8               77.0            486.8             10.1
     Net income (loss) for the year - R$                -          (0.3)              10.9             (4.6)               -
     Ownership percentage - %                       33.33         25.00              20.00             8.73            45.56

                                                                                       2001
                                            ---------------------------------------------------------------------------------------
                                                                              Fabrica                        Quimica da
                                               Plenogas       Oxicap         Carioca de        Nordeste         Bahia
                                            Distribuidora   Industria de   Catalizadores   Quimica S.A. -   Industria e
                                              de Gas S.A    Gases Ltda.       S.A.-FCC         Norquisa      Comercio S.A.    Total
                                            ---------------------------------------------------------------------------------------
     Changes in investments:
      Balance at the beginning of the year          -           0.7             12.1             43.7             4.6         61.1
         Write-off of revaluation
            reserve                                 -             -                -             (0.3)              -         (0.3)
         Dividends received                         -             -             (0.9)            (0.4)              -         (1.3)
         Equity pick-up                             -             -              4.2             (0.7)              -          3.5
                                            ---------------------------------------------------------------------------------------
     Balance at the end of the year                 -           0.7             15.4             42.3             4.6         63.0
                                            =======================================================================================

                                                                                    2000
                                             ----------------------------------------------------------------------------------
                                                                                 Fabrica                          Quimica da
                                                Plenogas          Oxicap        Carioca de        Nordeste           Bahia
                                              Distribuidora    Industria de   Catalizadores    Quimica S.A. -     Industria e
                                               de Gas S.A.     Gases Ltda.       S.A.-FCC         Norquisa       Comercio S.A.
                                             ----------------------------------------------------------------------------------
     Number of shares or quotas held            1,384,308           125        125,536,199       60,426,077        3,174,500
     Adjusted net equity - R$                           -           2.8               60.7            499.5             10.1
     Net income (loss) for the year - R$                -          (0.3)               2.4             65.1                -
     Ownership percentage - %                       33.33         25.00              20.00             8.73            45.56

                                                                                       2000
                                            ---------------------------------------------------------------------------------------
                                                                              Fabrica                        Quimica da
                                               Plenogas       Oxicap         Carioca de        Nordeste         Bahia
                                            Distribuidora   Industria de   Catalizadores   Quimica S.A. -   Industria e
                                              de Gas S.A    Gases Ltda.       S.A.-FCC         Norquisa      Comercio S.A.    Total
                                            ---------------------------------------------------------------------------------------
     Changes in investments:                        -
       Balance at the beginning of the year         -           0.2              8.9             36.1             4.6         49.8
          Capital increase                          -           0.6                -                -               -          0.6
          Equity pick-up                            -          (0.1)             3.2              7.6               -         10.7
                                            ---------------------------------------------------------------------------------------
        Balance at the end of the year              -           0.7             12.1             43.7             4.6         61.1
                                            =======================================================================================

     In the financial statements, the investments of subsidiary Oxiteno S.A. - Industria e Comercio, in Oxicap Industria de Gases Ltda. and Quimica da Bahia Industria e Comercio S.A. are accounted for under the equity method based on their financial statements as of November 30, 2002, and the investment in the associated company Nordeste Quimica S.A. - Norquisa is accounted for under the equity method through July 31, 2001, based on the degree of management influence, as established by CVM Instruction No. 247/96, net of the allowance for loss on realization in the amount of R$
     40.6 (see Note 17).

     In November 2002, the Company sold its investment in associated company Fabrica Carioca de Catalisadores S.A. - FCC for R$ 30.7.

10.  PROPERTY, PLANT AND EQUIPMENT

                                                                  2002                                     2001
                                                   -----------------------------------    -----------------------------------
                                       Annual          Cost,                                 Cost,
                                    depreciation     including     Accumulated             including      Accumulated
                                     rates - %     revaluations   depreciation    Net     revaluations   depreciation    Net
                                    ------------   ------------   ------------   -----    ------------   ------------   -----
     Land                                               47.2              -       47.2         39.1                      39.1
     Buildings                            4            321.1         (109.9)     211.2        302.2          (97.7)     204.5
     Machinery and equipment           5 to 10         571.8         (287.0)     284.8        521.7         (249.7)     272.0
     Gas tanks and cylinders              10           197.7          (91.0)     106.7        175.0          (80.9)      94.1
     Vehicles                          20 to 30        107.5          (72.4)      35.1         90.6          (60.4)      30.2
     Furniture and fixtures               10            11.9           (4.2)       7.7         10.0           (3.2)       6.8
     Construction in progress             -             39.9              -       39.9         35.3               -      35.3
     Other                             10 to 20         72.7          (25.8)      46.9         42.9          (17.0)      25.9
                                                  ----------     ----------   --------   ----------     ----------   --------
                                                     1,369.8         (590.3)     779.5      1,216.8         (508.9)     707.9
                                                  ==========     ==========   ========   ==========     ==========   ========

     Capitalized interest amounted to R$ 6.6, R$ 7.1 and R$ 7.6 for the years ended December 31, 2002, 2001 and 2000, respectively.

     Construction in progress refers mainly to renovations of industrial complexes of subsidiaries. Other items primarily comprise computer equipment and commercial property rights.

     On July 11, 2002, the indirect subsidiary Terminal Quimico de Aratu S.A. - Tequimar won the auction and signed a contract for use of the site on which it operates the Aratu Terminal for another 20 years, renewable for the same period. The price paid by Tequimar in this transaction amounted to R$ 12.0, and will be amortized over 40 years, equivalent to annual amortization of R$ 0.3. In the course of this negotiation, Tequimar obtained a reduction of approximately R$ 0.2 in the annual cost of leasing this area.

11.  DEFERRED CHARGES

     Represented substantially by costs incurred in the implementation of systems modernization projects - R$ 19.9 (R$ 11.0 in 2001), being amortized over five to ten years, and expenditures for the installation of Ultrasystem equipment at customers' locations - R$ 58.0 (R$ 55.9 in 2001), being amortized over three years, which is the average life of the respective LPG supply contracts with these customers.

12.  FINANCINGS

     a)   Composition

                                                                 Index/        Annual interest
                  Description               2002     2001       Currency           rate - %           Maturity and amortization
          -------------------------------  ------   ------   -------------    -----------------    ---------------------------------
          Foreign currency:
             Eurobonds                          -    139.6        US$                9.0           See d) below
             International Finance
               Corporation - IFC             17.7     23.3        US$                9.38          Semiannually to 2003
             Syndicated loan                212.5        -        US$                7.15          Semiannually to 2004
             Financing for inventories
               and property additions         3.8      8.7        US$         From 1.75 to 6.01    Semiannually and annually to 2003
             Advances on foreign exchange
               contracts                     73.9     33.6        US$         From 3.04 to 10.5    Maximum of 219 days
             National Bank for Economic
               and Social Development
               (BNDES) - EXIM                17.8        -        US$                5.25          Quarterly to 2003
             Export prepayments              23.2        -        US$          From 8.0 to 16.3    Semiannually and annually to 2003
                                           ------   ------
          Subtotal                          348.9    205.2
                                           ------   ------

          Local currency:
             National Bank for Economic                                                            Monthly, quarterly and
               and Social Development       182.0    169.9    TJLP + IGP-M     From 1.5 to 6.5     semiannually to 2008
               (BNDES)                       28.9     10.4      UMBNDES      From 10.57 to 12.47   Monthly to 2007
             FINAME                          23.6     27.7        TJLP         From 1.8 to 4.4     Monthly to 2007
             Onlending operations               -      1.5        TJLP               4.0           Monthly to 2002
                                           ------   ------
          Subtotal                          234.5    209.5
                                           ------   ------
          Total financing                   583.4    414.7
                                           ------   ------
          Current                          (219.8)  (124.5)
                                           ------   ------
          Long-term                         363.6    290.2
                                           ======   ======

          TJLP = long-term interest rate

          IGP-M = general market price index

          UMBNDES = BNDES monetary unit. This is a "basket"of currencies, representing the composition of BNDES's debt.

          FINAME = government agency for machinery and equipment financing

     b)   Annual maturities of financings

                                                            2002
                                                         ---------
          2003                                               219.8
          2004                                               273.3
          2005                                                43.1
          2006                                                32.5
          2007                                                12.9
          Thereafter                                           1.8
                                                         ---------
                                                             583.4
                                                         =========

     c)   Collateral

                                                        December 31
                                                   ---------------------
                                                     2002         2001
                                                   --------     --------
          Amount of borrowings secured by:
             Property, plant and equipment             26.8         36.4
             Shares of associated companies            18.2         16.3
             Minority stockholder guarantees           42.2         60.6
                                                   --------     --------
                                                       87.2        113.3
                                                   ========     ========

          Other loans are guaranteed either by the Company (see Note 14.d), or by the future flow of export.

     d)   Covenants

          With respect to the loan from the IFC, the subsidiary Oxiteno Nordeste S.A. - Industria e Comercio has entered into covenants which limit indebtedness of such subsidiary and of Oxiteno S.A. - Industria e Comercio (guarantor of the loan), impose conditions for transactions with affiliates and subsidiaries of Oxiteno Nordeste and Oxiteno, and for dividends, establish liens, and limit transactions with stockholders, certain investments, and defined consolidations, mergers and asset sales. The subsidiaries are in compliance with such covenants and believe that they do not significantly restrict the ability to manage their activities.

     e)   Eurobonds

          The US$ 60 million 9% notes issued by the subsidiary, Companhia Ultragaz S.A. (jointly, severally and unconditionally guaranteed by the Company and Ultragaz Participacoes S.A.), which were due in 2005 and had a put/call exercisable in 2002, were purchased in June 2002 by the indirect subsidiary, LPG International Inc. using funds obtained from a syndicated loan maturing in August 2004.

13.  STOCKHOLDERS' EQUITY

     a)   Capital

          The Company is a listed corporation with shares traded on the Sao Paulo and New York Stock Exchanges. Subscribed and paid-up capital is represented by 69,691,268,828 shares without par value, consisting of 51,264,621,778 common and 18,426,647,050 preferred shares.

          On December 31, 2002, 4,112,155,000 preferred shares were outstanding in the New York Stock Exchange - NYSE, in the form of American Depositary Receipts - ADRs. The following table shows the effects of the corporate reorganization detailed in Note 4.

                                                                                Number of shares
                                                        Capital -      -----------------------------------
                       Events                          R$ millions         Common             Preferred               Total
          ----------------------------------------     -----------     --------------       --------------       --------------
          At December 31, 2001                            433.9        37,984,012,500       15,015,987,500       53,000,000,000

          Shares issued for:
             Merger of Gipoia Participacoes Ltda.          38.5         7,850,603,880                    -        7,850,603,880

             Merger of shares of Oxiteno
               S.A. - Industria e Comercio                191.6         5,430,005,398        3,410,659,550        8,840,664,948
                                                          -----         -------------        -------------        -------------

          At December 31, 2002                            664.0        51,264,621,778       18,426,647,050       69,691,268,828
                                                          =====        ==============       ==============       ==============

          Preferred shares are nonconvertible into common shares and nonvoting, entitle their holders to dividends at least 10% higher than those attributable to common shares, and have priority in capital redemption, without premium, in the event of liquidation of the Company.

     b)   Treasury shares

          The Company is authorized to acquire its own shares at market price, without capital reduction, to be held in treasury.

          In 2002, preferred shares were acquired at the average price of R$
          19.67 per thousand shares, and, after the corporate reorganization, 20,199,760 shares were held in treasury as of December 31, 2002.

     c)   Revaluation reserve

          This reserve reflects the revaluation write-up of assets of subsidiary and associated companies; realization occurs on depreciation, write-off or sale of the revalued assets and is transferred to retained earnings, net of the related tax effects.

          The realized portion of the revaluation reserve, based on depreciation, write-off or sale of the revalued assets of subsidiary and associated companies, is transferred to retained earnings, together with the corresponding tax effects recorded by the subsidiary and associated companies.

          In some cases, the taxes on the revaluation reserve of certain subsidiary and associated companies are recognized only on realization of this reserve, because the revaluations occurred prior to the publication of CVM Deliberation No. 183/95. The unrecognized deferred tax charges on these reserves total R$ 8.6 (R$ 9.3 in 2001).

     d)   Profit reserves

          Legal reserve
          -------------

          Under Brazilian corporate law, the Company is required to appropriate 5% of annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

          Reserve for unrealized profits
          ------------------------------

          This reserve is primarily comprised of undistributed equity earnings of subsidiaries and is established in conformity with article 197 of Brazilian corporate law; realization normally occurs on receipt of dividends or sale or write-off of investments.

          Reserve for retention of profits
          --------------------------------

          This reserve is supported by the investment program, in conformity with article 196 of Brazilian corporate law (as demonstrated in item e) below) and includes, both, a portion of net income and realization of revaluation reserves.

     e)   Dividends

          Stockholders are entitled to minimum annual dividend of 50% of adjusted net income, calculated under the terms of Brazilian corporate law.

          Proposed dividends as stated in the Company's financial statements, subject to approval at the Stockholders' Annual Meeting, are calculated under the terms of Brazilian corporate law, particularly articles 196 and 197, as follows:

                                                                  2002
                                                               --------
          Net income                                              222.3
          Legal reserve                                           (11.1)
          Retention of profits - article 196                     (105.6)
                                                               --------
          Compulsory dividends                                    105.6

          Reserve for unrealized profits                          (40.6)
             Interim dividends                                    (20.0)
             Proposed dividends payable                           (45.0)
                                                               --------
                                                                      -
                                                               ========

          Management proposes to transfer a portion of net income to the "Reserve for retention of profits", in order to support the business expansion project established in its investment plan.

          Of the total amount of dividends the Company has distributed R$ 20.0 on an interim basis and R$ 45.0 remain payable as of December 31, 2002.

14.  CONTINGENCIES AND COMMITMENTS

     a)   Disputed taxes, contributions and labor claims

          The Company and its subsidiaries are contesting the payment of certain taxes and contributions and have made escrow deposits of amounts pending final legal decisions. In addition, the Company and its subsidiaries are exposed to labor claims filed by former employees. Management believes that the accrued liability for legal proceedings and accumulated interest, which is recorded in other liabilities, is sufficient to meet probable and reasonably estimable losses in the event of unfavorable rulings on these matters.

          Although there can be no assurance that the Company will prevail in every case, management does not believe that the ultimate disposition of tax, legal and labor contingencies not provided for will have a material effect on the Company's financial condition or results of operations.

          Escrow deposits and accrual for probable losses based on the advice of external legal counsel, are summarized below:

                                                 2002                            2001
                                        ------------------------        -----------------------
                                         Escrow        Provision         Escrow       Provision
                                        deposits          made          deposits         made
                                        --------       ---------        --------      ---------
          Income tax                         -               -             0.1            0.7
          Social contribution                -             2.9               -           10.4
          Labor claims                     4.5             1.5             4.9            0.4
          Taxes on revenues                0.1            23.7             0.1           50.9
          Other                            2.4               -             1.6              -
                                      --------        --------        --------       --------
                                           7.0            28.1             6.7           62.4
                                      ========        ========        ========       ========

          The Company and its subsidiaries obtained preliminary injunctions to pay taxes on revenues (PIS and COFINS) without the changes introduced by Law No. 9,718/98, which increased the COFINS tax rate by 1%, as well as the extended incidence of PIS and COFINS on other revenues. The principal issue, however, concerned the collection of these taxes by the refinery that supplies LPG using the tax substitution system on behalf of the subsidiary companies, Companhia Ultragaz S.A. and Bahiana Distribuidora de Gas Ltda. The tax substitution method, which increased the calculation basis of PIS and COFINS by four times the LPG price changed by the refineries, continued until June 30, 2000, when the rates of these taxes were increased for the refineries and reduced to zero for distributors.

          However, based on legal counsel's opinion, Company management opted to pay, on November 26, 2002, the amounts previously accrued for the PIS and COFINS tax substitution, as well as the increase of 1% in the COFINS rate, taking advantage of the benefit provided in Executive Act No. 75 of October 24, 2002.

          The Company and its subsidiaries are still challenging the incidence of these taxes on other revenues. The unpaid amounts were accrued in the financial statements of the Company and its subsidiaries in the total of R$ 23.7 (R$ 49.3 in 2001).

          The indirect subsidiary Terminal Quimico de Aratu S.A. - Tequimar obtained a favorable decision on its lawsuit contesting the payment of the social contribution tax introduced by Law No. 7,689/88. The subsidiary obtained a favorable decision, however the Federal Government filed a motion for a new trial to reverse the previous decision. Based on legal counsel's opinion and the outcome of recent cases judged by the Federal Supreme Court, the subsidiary opted to pay this tax on July 31, 2002, using the tax benefit provided by Executive Act No. 38 of May 14, 2002, and Federal Revenue Authority Regulation No. 900 of July 19, 2002.

          The Petrochemical Industry Labor Union, which represents the employees of the indirect subsidiary Oxiteno Nordeste S.A. - Industria e Comercio, filed class action suits against the Company in 1991 demanding compliance with the adjustments established in collective labor agreements or other specific indices, in lieu of the salary policies effectively practiced by the Company. Based on the opinion of its legal advisors, who analyzed the final ruling of the Federal Supreme Court (STF) on the class action suit in which the labor union is a plaintiff, as well as the status of the specific suit against the indirect subsidiary, management does not believe that it is necessary to record a provision at December 31, 2002.

          The Company and its subsidiary companies have other ongoing administrative and judicial suits, which the internal and external legal advisors consider to be of low or remote risk; therefore, no provisions for possible losses on these cases have been recorded.

     b)   Environmental issues

          The Company and its subsidiaries are subject to federal, state and local laws and regulations relating to the environment. These laws generally provide for control of air and effluent emissions and require responsible parties to undertake remediation of hazardous waste disposal sites. Civil penalties may be imposed for noncompliance. The Company provides for remediation costs and penalties when a loss is probable and the amount is reasonably determinable. It is not presently possible to estimate the amount of all remediation costs that might be incurred or penalties that may be imposed; however, management does not presently expect that such costs and penalties, to the extent not previously provided for, will have a material effect on the Company's consolidated financial position or results of operations.

          At present, management is not aware of unasserted environmental claims or assessments.

     c)   Take or pay commitments

          The subsidiary Terminal Quimico de Aratu S.A - Tequimar has contracts with CODEBA - Companhia Docas do Estado da Bahia and Suape - Complexo Industrial Portuario Governador Eraldo Gueiros, in connection with its harbor facilities in Aratu and Suape, respectively. Such contracts establish minimum movement of products of 1,000,000 tons per year for Aratu effective through 2022 and 250,000 tons per year for Suape effective through 2027. If annual movement is less than the minimum required, the subsidiary is obligated to pay the difference between the actual movement and the minimum contractual movement using the harbor duty rates in effect at the date established for payment. As of December 31, 2002, such rates were R$ 3.67 and R$ 3.44 per tons for Aratu and Suape, respectively. The Company has been in compliance with the minimum movements of products in connection with these contracts since their inception.

          The indirect subsidiary Oxiteno Nordeste S.A. - Industria e Comercio has a supply contract with Braskem S.A. (formerly, of Copene Petroquimica do Nordeste S.A.) effective through 2012, which establishes a minimum annual ethylene consumption level. The minimum purchase commitment and the actual demand for the years ended December 31, 2002 and 2001, expressed in tons of ethylene, are summarized below. If the minimum purchase commitment is not met, the subsidiary is liable for a fine of 40% of the current ethylene price for the quantity not purchased.

                                                                                     Actual demand
                                       Minimum purchase         ----------------------------------------------------
                                          commitment               2002                 2001                 2000
                                       ----------------         ----------           ----------           ----------
          In tons                             137,900              164,354              184,772              173,067
                                         ============           ==========           ==========           ==========

     d)   Responsibilities for sureties and guarantees

          The Company is responsible for sureties and guarantees offered to subsidiary companies amounting to R$ 359.6 as of December 31, 2002.

15.  FINANCIAL INCOME AND EXPENSES

                                                                               2002            2001            2000
                                                                            ---------       ---------       ---------
     Financial income:
        Interest on cash and cash equivalents                                   188.2           103.3           126.0
        Monetary variation and foreign exchange gains                            44.6            12.2             6.0
        Interest from customers                                                   3.8             4.0             1.6
        Other                                                                     1.4             1.2             6.4
                                                                            ---------       ---------       ---------
                                                                                238.0           120.7           140.0
                                                                            =========       =========       =========
     Financial expenses:
        Interest on loans                                                       (56.3)          (51.3)          (52.4)
        Banking charges                                                          (4.1)           (4.2)           (3.9)
        Indexation charges and foreign exchange losses                         (112.2)          (61.0)          (18.3)
        CPMF, PIS, COFINS and IOF taxes on financial transactions               (32.9)          (29.0)          (21.2)
        Other                                                                    (4.0)           (6.3)           (0.8)
                                                                            ---------       ---------       ---------
                                                                               (209.5)         (151.8)          (96.6)
                                                                            =========       =========       =========

16.  RISKS AND FINANCIAL INSTRUMENTS

     The principal risk factors, to which the Company and the subsidiary companies are exposed reflect strategic-operating and economic-financial aspects. The strategic-operating risks (such as demand, competition, technology and innovation, relevant structural changes in the industry, etc.) are addressed by the Company's management model. The economic-financial risks mainly reflect customer defaults, macroeconomic variables such as foreign exchange and interest rates, as well as the characteristics of the financial instruments used by the Company. These risks are managed through control policies, specific strategies and the determination of limits, as follows:

     o Customer default - These risks are managed by specific policies for accepting customers and credit analysis and are mitigated by diversification of sales. Oxiteno S.A. - Industria e Comercio and Oxiteno Nordeste S.A. - Industria e Comercio have recorded allowances of R$ 6.8 (R$ 9.4 in 2001) for probable losses on receivables. Additionally, Companhia Ultragaz S.A., in response to a market situation of sharply increased prices and reduced volumes, implemented stricter monitoring of its customers' financial situations, resulting in the recording of an allowance for probable losses of R$ 8.3 on the realization of its accounts receivable.

     o Interest rates - The Company and its subsidiaries adopt conservative policies to obtain and invest funds and to minimize the cost of capital. The short-term investments of the Company and its subsidiaries are comprised substantially of transactions linked to interbank deposit (CDI) rates. A portion of the financial assets is destined for foreign currency hedges, as described below. Funds obtained originate from BNDES financing and from abroad, as described in Note 12.

     o Exchange rate - Basically, the subsidiaries use foreign currency hedge instruments available in the financial market to cover their liabilities denominated in foreign currencies. Given the volatility of exchange rates during 2002, the Company fully hedged its foreign currency exposure. Such hedges have amounts, periods and indices equivalent to bank loans denominated in foreign currencies, to which they are linked. The following summary shows the Company's foreign currency assets and liabilities, translated into Brazilian reais at December 31, 2002:

                                                                         Book value        Book value
                                                                         ----------        ----------
                                                                            2002               2001
          Assets:
             Currency swap transactions and interest                          381.0             213.4
             Foreign cash and cash equivalents                                127.3              81.2
             Receivables from foreign customers, net of advances
               on export contracts                                             38.0              10.2
                                                                         ----------        ----------
          Total                                                               546.3             304.8
                                                                         ----------        ----------
          Liabilities:
             Foreign currency financing                                       348.9             205.2
             Import transactions payables                                      12.5              12.2
                                                                         ----------        ----------
             Total                                                            361.4             217.4
                                                                         ----------        ----------
          Net asset position                                                  184.9              87.4
                                                                         ==========        ==========

          The exchange variation on cash and cash investments of the subsidiary Oxiteno Overseas Co. was recorded as financial income in the statement of income for the years ended 2002, 2001 and 2000, in the amount of R$ 44.1, R$ 12.8 and R$ 5.6, respectively. The Company and its subsidiaries recorded in income the net effect of the devaluation of the Brazilian real in 2001, and did not use the deferral option provided for by CVM Resolution No. 404/01. Except for the interest held by Oxiteno S.A. - Industria e

          Comercio in Petroquimica Uniao S.A., mentioned below, the other financial instruments recorded in the financial statements as of December 31, 2002 were accounted for in conformity with the accounting criteria and practices described in these notes.

          The investment in Petroquimica Uniao S.A., representing 1.95% of total capital, was acquired at a privatization auction held in 1994, and is presented in the financial statements at cost restated through December 31, 1995, amounting to R$ 18.7. The market value of this investment at December 31, 2002, based on the quotation of the investee's shares in the Sao Paulo Stock Exchange, was approximately R$ 12.6.

          Management believes that no valuation provision is necessary for this investment, in view of its clear strategic and permanent nature, since the investee is an important supplier of raw material to Oxiteno S.A. - Industria e Comercio. Also, the acquisition of this investment was made using long-term financing from BNDES, at favorable interest rates compared to those prevailing in the market.

17.  NON-OPERATING EXPENSES, NET

     Comprised substantially of the provision for loss, in the amount R$ 40.6, on the investment of Oxiteno Nordeste S.A. - Industria e Comercio in Nordeste Quimica S.A. - Norquisa, which reflects the estimated market value of the assets as well as the results on sales of permanent assets, especially on sales of cylinders and of the indirect participation in Fabrica Carioca de Catalisadores S.A. - FCC.

18.  INSURANCE COVERAGE

     Ultrapar maintains insurance coverage in amounts considered sufficient to cover losses from eventual damage to assets, as well as civil responsibility for involuntary, material and/or physical damages caused to third parties arising from its industrial and commercial operations, considering the nature of its activities and the advice of its insurance consultants.

19.  RELATED COMPANIES

                                                                                                  2002
                                                                         ----------------------------------------------------
                                                                                   Loans                    Trade accounts
                                                                         ------------------------      ----------------------
                                                                          Assets      Liabilities      Receivable     Payable
                                                                         --------     -----------      ----------     -------
     Serma Associacao dos Usuarios de Equipamentos de
       Processamento de Dados e Servicos Correlatos                           0.8            2.3               -           0.4
     Petroquimica Uniao S.A.                                                    -              -               -           3.6
     Oxicap Industria de Gases Ltda.                                            -              -               -           0.5
     Agip do Brasil S.A.                                                        -              -             0.2             -
     Quimica da Bahia Industria e Comercio S.A.                                 -            6.6               -             -
     Petroleo Brasileiro S.A. - Petrobras                                       -              -               -          13.9
     Copagaz Distribuidora de Gas S.A.                                          -              -             0.1             -
     Braskem S.A.                                                               -              -               -          13.1
     Supergasbras Distribuidora de Gas S.A.                                     -              -             0.1             -
     Cia. Termeletrica do Planalto Paulista - TPP                             1.0              -               -             -
     Plenogas Distribuidora de Gas S.A.                                         -            1.0               -             -
     Other related companies                                                  0.8            0.3             0.1           0.4
                                                                         --------       --------        --------      --------
     Total at December 31, 2002                                               2.6           10.2             0.5          31.9
                                                                         ========       ========        ========      ========
     Total at December 31, 2001                                               1.7           11.0             0.6          42.6
                                                                         ========       ========        ========      ========

                                                                                     2002
                                                                   ----------------------------------------
                                                                                 Transactions
                                                                   ----------------------------------------
                                                                                                  Financial
                                                                                                    income
                                                                     Sales         Purchases      (expenses)
                                                                   --------        ---------       --------
     Petroquimica Uniao S.A.                                              -             64.5              -
     Oxicap Industria de Gases Ltda.                                      -              4.9              -
     Agip do Brasil S.A.                                                3.3                -              -
     Quimica da Bahia Industria e Comercio S.A.                           -                -           (0.6)
     Petroleo Brasileiro S.A. - Petrobras                                 -          1,334.8              -
     Petrogaz Distribuidora S.A.                                        0.6              2.2              -
     Copagaz Distribuidora de Gas S.A.                                  1.1                -              -
     Braskem S.A.                                                      38.6            271.2              -
     Supergasbras Distribuidora de Gas S.A.                             1.9                -              -
     Cia. Termeletrica do Planalto Paulista - TPP                         -                -             0.2
     Other related companies                                            1.4              1.1              -
                                                                   --------         --------       --------
     Total - 2002                                                      46.9          1,678.7           (0.4)
                                                                   ========         ========       ========
     Total - 2001                                                      18.3          1,236.2           (0.5)
                                                                   ========         ========       ========
     Total - 2000                                                       9.6            977.9           (0.5)
                                                                   ========         ========       ========

     The loan balances with Quimica da Bahia Industria e Comercio S.A. and with Cia. Termeletrica do Planalto Paulista - TPP are indexed to the Long-term Interest Rate (TJLP). The other loans do not have financial charges nor maturity dates. Sale and purchase transactions are principally related to the purchase of raw materials, other materials and storage services, which occur based on normal arm's length prices and market conditions.

20.  INCOME TAXES

     a)   Deferred income and social contribution taxes

          The Company and its subsidiaries recognize deferred tax assets and liabilities, arising from tax operating losses, temporary differences, inflationary profit, revaluation of property, plant and equipment and others, based on the assumption that deferred tax assets will be realized through future operating profitability. Management expects to realize these deferred tax assets over a maximum period of three years. Deferred income and social contribution taxes arise from the following principal temporary differences:

                                                                                  2002           2001
                                                                                --------       --------
          Noncurrent assets:
             Deferred income and social contribution taxes on:
             Accruals that will be tax-deductible only when the
                expenses are incurred                                               27.6           24.1
             Income and social contribution tax loss carryforwards                   5.7            3.2
                                                                                --------       --------
                                                                                    33.3           27.3
                                                                                ========       ========
          Long-term liabilities:
             Deferred income and social contribution taxes on:
             Revaluation of property, plant and equipment                            2.1            2.5
             Income earned abroad                                                   32.7           21.5
                                                                                --------       --------
                                                                                    34.8           24.0
                                                                                ========       ========

     b)   Income tax reconciliation

          Income and social contribution taxes are reconciled to statutory tax rates as follows:

                                                                                 2002            2001             2000
                                                                               --------        --------         --------
          Income before taxes, equity in earnings and minority interest           350.0           230.8            240.4
          Statutory tax rates - %                                                  34.0            34.0             34.0
                                                                               --------        --------         --------
          Income and social contribution taxes at statutory tax rate             (119.0)          (78.5)           (81.7)

          Adjustments to reconcile the statutory tax rate to the
          effective tax rate:
             Operating provisions and nondeductible expenses/
                 nontaxable revenues                                               (1.2)            6.2             (1.5)
              Adjustments to estimated income                                       3.1             3.4              3.0
              Realization of inflationary profit                                      -             2.0                -
              Interest on capital paid                                              0.2            10.5              5.4
              Others                                                                0.1             1.3             (2.7)
                                                                               --------        --------         --------
          Income and social contribution taxes before tax credits                (116.8)          (55.1)           (77.5)

          Tax credits:
             Workers' meal program (PAT)                                            0.7             0.3              0.5
             Cultural incentives                                                    1.2             0.3                -
             Benefits of tax holidays                                              43.5            27.0             29.7
                                                                               --------        --------         --------
          Income and social contribution taxes per statement of income            (71.4)          (27.5)           (47.3)
                                                                               ========        ========         ========

          Current                                                                (110.1)          (58.4)           (81.7)
          Deferred                                                                 (4.8)            3.9              4.7
          Benefits of tax holidays                                                 43.5            27.0             29.7

     c)   Tax loss carryforwards

          At December 31, 2002 the Company has a full valuation allowance against deferred tax assets of certain subsidiaries with limited prospects of generating taxable income, which amount to R$ 1.3 (R$
          3.4 in 2001) with respect to income tax loss carryforwards and R$ 0.3 (R$ 0.8 in 2001) with respect to social contribution losses.

          Tax loss carryforwards may be used to offset up to 30% of taxable income for future periods and do not expire.

     d)   Tax exemption

          The following indirect controlled companies enjoy partial or total exemption of federal income tax in connection with a governmental program for the development of the Northeast Region of Brazil, as follows:

                                                                                              Exemption     Expiration
                           Subsidiary                                Units                       - %           date
          --------------------------------------------     ----------------------------       ---------     ----------
          Oxiteno Nordeste S.A. - Industria e Comercio     Camacari plant                        100           2006

          Bahiana Distribuidora de Gas Ltda.               Mataripe base                         100           2003
                                                           Juazeiro base                         100           2004
                                                           Suape base                            100           2007

          Terminal Quimico de Aratu S.A. - Tequimar        Aratu Terminal                        100           2003
                                                           Suape Terminal (acetic acid
                                                           and butadiene byproducts)             100           2005

          Tax benefits from income tax exemption are recorded in a specific capital reserve account in stockholders' equity by the subsidiaries. In the consolidated statements of income, these benefits are reported as "benefit of tax holidays".

          Bahiana Distribuidora de Gas Ltda. has certain requests under analysis by Federal Revenue authorities relating to the Ilheus and Aracaju bases which, once approved, will represent a reduction of 37.5% of income tax starting in 2003.

21.  STOCK OPTION PLAN

     At the General Ordinary and Extraordinary Stockholders' Meeting held on April 27, 2001, the stockholders approved the Stock Option Plan, to be offered to managers and employees in positions of responsibility of the Company and its subsidiaries. No options had been granted under this plan up to December 31, 2002.

22.  EMPLOYEE BENEFITS AND PRIVATE PENSION PLAN

     The Company and its subsidiaries offer benefits to their employees, such as life insurance, health care and a pension plan. In addition, they offer loans for the acquisition of vehicles and personal computers to employees of certain subsidiary companies. These benefits are recorded on the accrual basis and terminate at the end of the employment relationship.

     In August 2001, the Company and its subsidiaries began to offer their employees a defined contribution pension plan. Adoption of this plan, managed by Ultraprev - Associacao de Previdencia Complementar, was approved at the Board of Directors' Meeting on February 15, 2001. Under the terms of the plan, the basic contribution of each participating employee is defined annually by the participant between 0% and 11% of his/her salary. The sponsoring companies provide a matching contribution in an identical amount as the basic contribution. As participants retire, they may opt to receive monthly: (i) a percentage varying between 0.5% and 1.0% of the fund accumulated in their name at Ultraprev, or (ii) a fixed monthly amount which will extinguish the fund accumulated in the participant's name during a period of between 5 and 25 years. As such, neither the Company nor its subsidiaries assume responsibility for guaranteeing the levels of amounts or periods of receipt for the participants that retire under this plan. In 2002, the Company and its subsidiaries contributed R$ 2.9 (R$ 1.2 in 2001) to Ultraprev, which was charged to income for the year. The total number of employee participants as of December 31, 2002 was 4.9, with no participants retired to date.

     Additionally, Ultraprev has 2 active participants and 33 former employees receiving defined benefits according to the policies of a previous plan. Considering that the fair market value for the plan's assets significantly exceeds the present actuarial value of the accumulated benefit obligations, the sponsoring entities have not been contributing to the plan for these 35 participants. On the other hand, the sponsoring entities do not believe that it would be possible to recover any amounts from the plan, based on legislation applicable to closed private pension entities. As a result, no asset or liability relating to these participants has been recorded in the financial statements of the sponsoring companies.

23. SUMMARY AND RECONCILIATION OF THE DIFFERENCES BETWEEN ACCOUNTING PRACTICES ADOPTED IN BRAZIL AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (U.S. GAAP)

     I -  Description of the GAAP differences

          The consolidated financial statements of the Company are prepared in accordance with accounting practices adopted in Brazil, which comply with those prescribed by Brazilian corporate law and specific standards established by the Brazilian Securities Commission (CVM).
          Note 3 to the consolidated financial statements summarizes the accounting policies adopted by the Company. Accounting policies, which differ significantly from U.S. GAAP, are summarized below.

          a)  Inflation accounting

               As discussed in Note 2, the consolidated financial statements account for the effects of inflation, through December 31, 1995. Under U.S. GAAP, Brazil was considered to be a highly inflationary economy until July 1, 1997, and the recognition of the effect of inflation was required until no later than December 31, 1997.

               In determining amounts under U.S. GAAP, the effects of inflation for the years ended December 31, 1996 and 1997 were determined using the "Indice Geral de Precos -Disponibilidade Interna - IGP-DI" index, which is widely-accepted and respected index published monthly by the Fundacao Getulio Vargas.

               Through December 31, 1995, the Company used indices established by the government to restate balances and transactions for purposes of its corporate law financial statements. Such indices do not necessarily represent changes in general price levels, as would be required under U.S. GAAP.

               Because the Company's management believes that the "Indice Geral de Precos - Disponibilidade Interna - IGP-DI" is an appropriate and consistent measure of the general price inflation in Brazil and, because of its availability, for U.S. GAAP purposes, the Company adopted the IGP-DI for restatement of its financial statements through December 31, 1995, replacing the government mandated index. This procedure is consistent with the recommendation by the Brazilian Task Force (organized under the AICPA International Practices Task Force to review the issue of the appropriate index to be used for preparing price-level adjusted financial statements of Brazilian companies filing with the SEC) of using the IGP-M or IGP-DI for such purposes. Thus, all nonmonetary assets and liabilities were restated using the IGP-DI since the inception of the Company, through December 31, 1997.

          b) Reversal of fixed asset revaluations and related deferred tax liabilities

               For U.S. GAAP reconciliation purposes, the revaluation of fixed assets and the related deferred tax effects recorded in the financial statements prepared in accordance with accounting practices adopted in Brazil have been eliminated in order to present fixed assets at historical cost less accumulated depreciation. Accordingly, the depreciation on such revaluation charged to income has also been eliminated for U.S. GAAP reconciliation purposes.

          c)   Deferred charges

               Accounting practices adopted in Brazil permit the deferral of research and development costs and of pre-operating expenses incurred in the construction or expansion of a new facility until the facility begins commercial operations. Deferred charges are amortized over a period of five to ten years.

               For U.S. GAAP reconciliation purposes, such amounts do not meet the conditions established for deferral and, accordingly, have been charged to income and the related amortization under accounting practices adopted in Brazil have been reversed.

          d)   Investments in associated companies

               As from 1996 Brazilian corporate law allows certain less than 20% - owned associated companies in which an investor owns more than 10% of voting stock to be accounted for on the equity method.

               For U.S. GAAP reconciliation purposes, less than 20% - owned associated companies have been accounted for on the basis of cost for all years presented.

          e) Capitalization of interest in relation to construction in progress

               Under accounting practices adopted in Brazil, prior to January 1, 1996 the Company was not required to capitalize the interest cost of borrowed funds as part of the cost of the related asset. Under U.S. GAAP, capitalization of borrowed funds during construction of major facilities is recognized as part of the cost of the related assets.

               Under U.S. GAAP, interest on construction-period borrowings denominated in foreign currencies is capitalized using contractual interest rates, exclusive of foreign exchange or monetary correction gains or losses. Interest on construction-period borrowings denominated in reais is capitalized.

          f)   Income taxes

               Under accounting practices adopted in Brazil and U.S. GAAP, the liability method of accounting for income taxes is followed.

               Under accounting practices adopted in Brazil, the Company recognizes deferred income taxes based on the combined income tax of 34%. Such combined income tax rate includes 25% of income tax and 9% of social contribution. This 9% social contribution rate was based on a provisional measure whereas the rate established by enacted law was 8% until December 30, 2002, when such provisional measure was converted into law (Law No. 10,637 of December 30, 2002).

               Under U.S. GAAP, the provisional measures discussed are not considered to be enacted law. Therefore, for 2000 and 2001 the combined deferred tax effect calculated on temporary differences would be 33% rather than 34%.

          g)   Acquisitions and business combinations

               Under accounting practices adopted in Brazil assets and liabilities of acquired entities are reflected at book values.

               Under U.S. GAAP, generally, business combinations are accounted for by the purchase method utilizing fair values.

               For U.S. GAAP reconciliation purposes, fair values have been assigned to acquired assets and liabilities in business combinations in accordance with U.S. practices applicable to each specific transaction.

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

               Under U.S. GAAP, purchases of treasury stock by subsidiaries from minority stockholders and direct purchases by the parent company of subsidiaries' stock from minority stockholders are recorded as step acquisitions under the purchase method, with assignment of the purchase price to the underlying assets and liabilities based on their fair values and recording of goodwill to the extent that the purchase price exceeds the proportionate amount of the net fair value of the assets and liabilities. No gain or loss is recognized upon either purchase or cancellation of the shares.

               Corporate reorganization
               ------------------------

               As mentioned in Note 4, the Company effected a corporate reorganization of its major subsidiaries. The reorganization involved the exchange of minority interest in its subsidiary Oxiteno S.A. - Industria e Comercio for shares of the Company. Pursuant to Brazilian securities law, this subsidiary offered withdrawal rights to its minority shareholders. These withdrawal rights required the Company's subsidiary to buy back and cancel shares from minority shareholders who exercised their rights.

               Under accounting practices adopted in Brazil, the exchange of shares issued by the Company for minority interest in Oxiteno S.A. - Industria e Comercio was recorded based on the book value of the net assets of Oxiteno S.A. - Industria e Comercio, and the purchase price was considered to be the book value of the shares issued.

               Under U.S. GAAP, the Company has accounted for the reorganization of its subsidiary Oxiteno S.A. - Industria e Comercio as an acquisition of minority interest. The fair value of the consideration given (purchase price), including the cash paid on the exercise of the withdrawal rights of R$ 208.0, was R$ 428.9. The purchase price of this acquisition was R$ 32.9 lower than the fair value of net assets acquired. This difference was allocated as a reduction of property, plant and equipment acquired. As a result of the reorganization, the Company increased its interest in Oxiteno S.A. - Industria e Comercio to 100% and for U.S. GAAP purposes had full participation in the results of Oxiteno S.A. - Industria e Comercio beginning December 1, 2002 (see date of reorganization/acquisition below).

               Date of reorganization/acquisition
               ----------------------------------

               As mentioned in Note 4, under accounting practices adopted in Brazil, the corporate reorganization was based on the balance sheets as of June 30, 2002 and, as a consequence, the Company has full participation in the results of its subsidiaries beginning July 1, 2002.

               Under U.S. GAAP, the date of acquisition ordinarily is the date assets are received and other assets are given, liabilities are assumed or incurred, or equity interests are issued, which was considered to be October 31, 2002 and November 30, 2002 for the merger of Gipoia Participacoes Ltda. (an entity under common control of the controlling shareholder of the Company) and for the acquisition of minority interest in Oxiteno S.A. - Industria e Comercio, respectively. As a result, minority interest from July 1, 2002 to the acquisition dates under U.S. GAAP were excluded from the U.S. GAAP income of the Company in the amount of R$ 55.4.

          h)   Earnings per share

               Under accounting practices adopted in Brazil, it is permitted to determine earnings per share based upon the weighted average number of shares outstanding during each year that earnings are reported.

               Under U.S. GAAP, earnings per share are determined based upon the weighted average number of shares outstanding during the period, giving retroactive effect to stock splits. Entities whose capital structures include nonconvertible securities that may participate in dividends with common stock according to a predetermined formula should use the two-class method of computing earnings per share as described in the Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share". The calculation of earnings per share under U.S. GAAP is shown in Note 23.V.a).

          i)   Available-for-sale securities

               Under accounting practices adopted in Brazil, available-for-sale securities are generally carried at cost, less provisions charged to the statement of operations if a loss in value is considered to be other than temporary.

               For U.S. GAAP reconciliation purposes, available-for-sale securities have been recorded at estimated market value, and the resulting adjustments have been recognized as a separate component of stockholders' equity, net of deferred tax effects, until realization. During the years presented, no securities classified under U.S. GAAP as available-for-sale were disposed of.

          j)   Accounting for financial instruments

               In the Company's financial statements prepared in accordance with accounting practices adopted in Brazil financial instruments are recorded at net settlement price as determined on each balance sheet date and included as cash and cash equivalents.

               Under U.S. GAAP, effective January 1, 2001, all derivative financial instruments must be reported at fair value on each balance sheet date and classified as derivative asset or liability. Also under U.S. GAAP, the requirements for a derivative instrument to qualify for hedge accounting and deferral of gains and losses are more restrictive than under Brazilian corporate law.

          k)   Classification of export notes

               The Company has discounted with financial institutions certain notes under export financing arrangements with recourse. If the original debtors fail to pay their obligations when due, the Company would be required to repay such amounts. Under accounting practices adopted in Brazil such transactions are classified as a reduction of accounts receivable (see note 6). Under US GAAP, these transactions are recorded gross as accounts receivable and bank loans. As a consequence, current assets and liabilities under U.S. GAAP would be increased by R$ 43.4 and R$
               49.6 at December 31, 2002 and 2001, respectively. This GAAP difference has no net income or equity effect.

          l)   Financial statement note disclosures

               Under accounting practices adopted in Brazil, in general, certain information are required to be disclosed in the notes to the financial statements. The additional disclosures required by U.S. GAAP, which are relevant to the accompanying financial statements are included.

          m)   New accounting pronouncements

               SFAS No. 141 - "Business Combinations"
               --------------------------------------

               During June 2001, the Financial Accounting Standards Board
               (FASB) issued Statement of Financial Accounting Standards No. 141 (SFAS 141), "Business Combinations". SFAS 141 addresses financial accounting and reporting for business combinations. All business combinations in the scope of SFAS 141 are to be accounted for using one method, the purchase method. In addition, SFAS 141 requires that intangible assets be recognized as assets apart from goodwill if they meet two criteria: the contractual-legal criterion or the separability criterion. To assist in identifying acquired intangible assets, SFAS 141 also provides a list of intangible assets that meet either of those criteria. In addition to the disclosure requirements prescribed in Opinion 16, SFAS 141 requires disclosure of the primary reasons for a business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption. SFAS 141 also requires that when the amounts of goodwill and intangible assets acquired are significant to the purchase price paid, disclosure of other information about those assets is required, such as the amount of goodwill by reportable segment and the amount of the purchase price assigned to each major intangible asset class. The provisions of SFAS 141 apply to all business combinations initiated after June 30, 2001. SFAS 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The adoption of SFAS No. 141 on January 1, 2002 did not have any impact on the Company's financial statements.

               SFAS No. 142 - "Goodwill and Other Intangible Assets"
               -----------------------------------------------------

               During June 2001, FASB issue SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS No. 142 amends SFAS No. 121, "Accounting for the Impairment of Long Lived Assets and for long-lived Assets to Be Disposed Of", to exclude from its scope goodwill and intangible assets that are not amortized. SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provision of SFAS No. 142 is required to be applied starting with fiscal years beginning after December 15, 2001. The adoption of SFAS No. 142 on January 1, 2002 did not have any impact on the Company's financial statements.

               SFAS No. 143 - "Accounting for Asset Retirement Obligations"
               ------------------------------------------------------------

               During June 2001 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143 (SFAS No. 143), Accounting for Asset Retirement Obligations". SFAS No. 143 basically requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Under SFAS No. 143 the liability for an asset retirement obligation is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. In addition, disclosure requirements contained in SFAS No. 143 will provide more information about asset retirement obligations. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged. SFAS No. 143 was effective for the Company beginning on January 1, 2002 and did not have any impact on the Company's financial statements.

               SFAS No. 145 - "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002 of SFAS 145"
               --------------------------------------------------------------

               In April 2002, the FASB issued Statements of Accounting Standards No. 145, "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections as of April 2002" ("SFAS 145"). As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Boards Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." In addition, SFAS No. 145 amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. The Company does not believe that the adoption of SFAS No. 145 will have a material impact on the Company's financial statements.

               SFAS No. 146 -"Accounting for Costs Associated with Exit or Disposal Activities"
               -----------------------------------------------------------

               In June 2002, the FASB issued Statement of Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognised when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost as defined in EITF No. 94-3 was recognised at the date of an entity's commitment to an exit plan. SFAS No. 146 also concluded that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. The Company does not believe that the adoption of SFAS No. 146 will have a material impact on the Company's financial statements.

               FIN No. 45 - "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"
               ----------------------------------------------------------------

               In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN No. 45"). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN No. 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The Company has adopted the disclosure requirements but it is currently evaluating the impact of recognizing the fair values of certain guarantees it has issued.

     II - Reconciliation of the differences between U.S. GAAP and accounting practices adopted in Brazil in net income

                                                                                  2002            2001           2000
                                                                                 ------          ------         ------

          Net income as reported under accounting practices adopted in Brazil     222.3           132.2          128.5

          Reversal of revaluation adjustments:
            Depreciation of property, plant and equipment                           5.6             5.1           55.0
            Deferred tax effects                                                   (0.6)           (0.4)         (13.6)
            Minority interests                                                     (1.9)           (0.9)         (30.7)
                                                                                 ------          ------         ------
                                                                                    3.1             3.8           10.7
                                                                                 ------          ------         ------
          Inflation accounting:
            Property, plant and equipment - incremental depreciation               (4.6)           (3.3)          (7.7)
            Inventories and other nonmonetary assets                               (0.5)            0.3           (0.4)
                                                                                 ------          ------         ------
                                                                                   (5.1)           (3.0)          (8.1)

            Deferred tax effects                                                     1.7            1.0            2.6
            Minority interests                                                        -             0.6            1.9
                                                                                 ------          ------         ------
                                                                                   (3.4)           (1.4)          (3.6)
                                                                                 ------          ------         ------
          Different criteria for:
            Equity method of accounting                                            31.8            (7.3)          (8.9)
            Cancellation of subsidiaries' treasury stock                            0.9             0.9           (0.9)
            Deferred charges expensed:
              Cost                                                                (43.1)          (21.2)         (29.2)
              Accumulated amortization                                             35.2             7.1           16.8
            Depreciation of interest costs capitalized during construction         (1.0)           (1.0)          (1.0)
            Fair value adjustments relating to accounting for derivative
               instruments and hedging activities                                 (50.7)            4.1              -
            Other individually insignificant adjustments                           (1.2)           (1.0)          (1.1)
                                                                                 ------          ------         ------
                                                                                  (28.1)          (18.4)         (24.3)
            Deferred tax effects                                                    9.4             5.2            7.8
            Minority interests                                                      8.0             2.6            5.7
                                                                                 ------          ------         ------
                                                                                  (10.7)          (10.6)         (10.8)
                                                                                 ------          ------         ------
            Fair value adjustments relating to business combinations               (1.6)           (1.5)          (1.5)
            Deferred tax effect                                                     0.5             0.5            0.5
                                                                                 ------          ------         ------
                                                                                   (1.1)           (1.0)          (1.0)
                                                                                 ------          ------         ------
            Fair value adjustments relating to the acquisition of minority
              interest in Oxiteno S.A. - Industria e Comercio                     (13.8)              -              -
            Deferred tax effect                                                     2.9               -              -

            Effect on minority interest arising from difference in
              acquisition dates                                                   (55.4)              -              -
                                                                                 ------          ------         ------
                                                                                  (66.3)              -              -
                                                                                 ------          ------         ------
            Net income under U.S. GAAP                                            143.9           123.0          123.8
                                                                                 ======          ======         ======
          Basic earnings per thousand shares under U.S. GAAP (in accordance with SFAS No. 128) - R$:
              Basic earnings per thousand common shares                            2.28            2.23           2.24
              Basic earnings per thousand preferred shares                         2.51            2.55           2.57

               Dilutive earning (losses) per thousand shares have not been disclosed, since the Company has no dilutive shares. The calculation of earnings per thousand shares is summarized in
               Note 23.V.a).


    III - Reconciliation of the differences between U.S. GAAP and accounting practices adopted in Brazil in stockholders' equity

                                                                                 2002        2001
                                                                                -------    -------
          Stockholders' equity as reported under accounting practices
            adopted in Brazil                                                   1,191.1      799.9
                                                                                -------    -------
          Reversal of revaluation adjustments:
             Property, plant and equipment                                        (47.6)     (54.0)
             Deferred tax effects                                                   2.1        2.5
             Minority interests                                                     3.9       14.3
                                                                                -------    -------
                                                                                  (41.6)     (37.2)
                                                                                -------    -------
          Inflation accounting:
            Property, plant and equipment                                          37.2       41.8
            Other nonmonetary assets                                                4.0        4.5
                                                                                -------    -------
                                                                                   41.2       46.3
            Deferred tax effects                                                  (14.0)     (15.3)
            Minority interests                                                     (1.2)      (8.8)
                                                                                -------    -------
                                                                                   26.0       22.2
                                                                                -------    -------
          Different criteria for:
            Equity method of accounting                                            (6.6)     (38.4)
            Cancellation of subsidiaries' treasury stock                           (5.5)      (6.4)
            Deferred charges:
              Cost                                                               (152.6)    (109.5)
              Accumulated amortization                                             86.4       51.2
            Capitalization of interest costs during construction:
              Cost                                                                 12.8       12.8
              Accumulated amortization                                             (9.7)      (8.7)
            Fair value adjustments relating to accounting for
              derivative instruments                                              (46.6)       4.1
            Other individually insignificant adjustments                            0.5        1.0
                                                                                -------    -------
                                                                                 (121.3)     (93.9)
          Deferred tax effects                                                     44.3       34.4
          Minority interests                                                        9.9       19.6
                                                                                -------    -------
                                                                                  (67.1)     (39.9)
                                                                                -------    -------

          Fair value adjustments relating to business combinations:                 7.7        9.3
            Deferred tax effect                                                    (2.6)      (3.1)
                                                                                -------    -------
                                                                                    5.1        6.2
                                                                                -------    -------

            Fair value adjustments relating to acquisition of minority
              interest in Oxiteno S.A.-Industria e Comercio                       (39.4)         -
            Deferred tax effect                                                     7.9          -
                                                                                -------    -------
                                                                                  (31.5)         -

            Available-for-sale securities (temporary unrealized losses)            (8.2)      (8.7)
            Deferred tax effect                                                     2.7        2.9
            Minority interest                                                         -        3.1
                                                                                -------    -------
                                                                                   (5.5)      (2.7)
                                                                                -------    -------
            Stockholders' equity under U.S. GAAP                                1,076.5      748.5
                                                                                =======    =======

     IV - Statement of changes in stockholders' equity in accordance with U.S. GAAP

                                                                         2002       2001       2000
                                                                        -------    -------    -------
          Stockholders' equity under U.S. GAAP as of
            beginning of the year                                         748.5      854.6      760.1

            Additional paid-in capital                                      0.7        0.7        0.7
            Net income for the year                                       143.9      123.0      123.8
            Dividends and interest on own capital                         (65.0)    (229.6)     (31.1)
          Acquisition of treasury shares:                                  (0.3)         -          -
            Unrealized losses (gains) on available-for-sale
              securities, net of tax                                        0.3       (0.2)       1.1
            Issuance of common and preferred shares                       248.4          -          -

          Stockholders' equity under U.S. GAAP as
            of the end of the year                                      1,076.5      748.5      854.6

            Comprehensive income (under FAS No. 130):
              Net income for the year                                     143.9      123.0      123.8
              Unrealized losses on available-for-sale investments           0.3      (0.2)        1.1
                                                                        -------    -------    -------
          Total comprehensive income                                      144.2      122.8      124.9
                                                                        -------    -------    -------
          Accumulated other comprehensive loss as of
            the end of the year                                            (2.4)      (2.7)      (2.5)
                                                                        =======    =======    =======

     V -  Additional disclosures required by U.S. GAAP

          a)   Earnings per share

               The following table provides a reconciliation of the numerators and denominators used in computing earnings per share and the allocation of distributed and undistributed income between common and preferred stockholders under the two-class method of computing earnings per share as required by SFAS No. 128.

                                                                                        2002
                                                                     ------------------------------------------

                                                                        Common        Preferred        Total
                                                                     ------------  ---------------  -----------

               Distributed income                                            46.2             18.8         65.0
               Undistributed income                                          55.7             23.2         78.9
                                                                     ------------  ---------------  -----------

               Net income                                                   101.9             42.0        143.9
                                                                     ============  ===============  ===========

               Weighted average shares outstanding
                  (in thousands)                                       44,624,317       16,721,317   61,345,634
                                                                     ------------  ---------------  -----------

               Earnings per thousand shares - whole R$                       2.28             2.51
                                                                     ============  ===============

                                                                                        2001
                                                                     ------------------------------------------

                                                                        Common        Preferred        Total
                                                                     ------------  ---------------  -----------

               Distributed income                                            60.6             26.4         87.0
               Distributed reserves                                          87.1             37.9        125.0
               Supplementary dividends from net income for the
                 year ended December 31, 2000                                12.2              5.4         17.6
                                                                     ------------  ---------------  -----------

               Total distributions                                          159.9             69.7        229.6
               Distributions from retained earnings                         (75.2)           (31.4)      (106.6)
                                                                     ------------  ---------------  -----------

               Net income                                                    84.7             38.3        123.0
                                                                     ============  ===============  ===========

               Weighted average shares outstanding (in thousands)      37,984,013       15,015,987   53,000,000
                                                                     ------------  ---------------  -----------

               Earnings per thousand shares - whole R$                       2.23             2.55
                                                                     ============  ===============

                                                                                        2000
                                                                     -------------------------------------------

                                                                        Common        Preferred        Total
                                                                     ------------  ---------------  -----------

               Distributed income                                            21.7              9.4         31.1
               Undistributed income                                          63.5             29.2         92.7
                                                                     ------------  ---------------  -----------

               Net income                                                    85.2             38.6        123.8
                                                                     ============  ===============  ===========

               Weighted average shares outstanding
                  (in thousands)                                       37,984,013       15,015,987   53,000,000
                                                                     ------------  ---------------  -----------

               Earnings per thousand shares - whole R$                       2.24            2.57
                                                                     ============  ==============

          b)   Concentrations of credit risk

               Financial instruments which potentially subject the Company to credit risk are cash and cash equivalents and trade receivables. Based on the factors described below, the Company considers the risk of counterparty default to be minimal.

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

               Credit risk from accounts receivable is managed following specific criteria for each of the segments in which the Company operates, as follows:

               Chemical segment
               ----------------

               Oxiteno's customers for its commodity chemicals are principally chemical companies, surface coating producers and polyester resin producers, and customers for its specialty chemicals comprise a variety of industrial and commercial enterprises. No single customer or group accounts for more than 10% of total revenue. Management believes that by distributing its products to a variety of markets it is able to protect itself, to a certain extent, from the effects of negative trends in any particular market. Oxiteno acts as a member of a Credit Committee of the Brazilian chemical manufacturers which meets monthly to review the financial position of clients showing past-due accounts.

               Historically, the Company has not experienced significant losses on trade receivables.

               The Company has discounted with financial institutions certain notes under export financing arrangements. If the original debtors fail to pay their obligations when due, the Company would be committed to repay such amounts. The amount of these contingent obligations was R$ 43.4 and R$ 49.6 at December 31, 2002 and 2001, respectively. Credit risk related to such notes, associated with the chemical segment, is managed following the criteria described above.

               Gas segment
               -----------

               Ultragaz sells its products to the retail, commercial and industrial markets.

               Sales to the retail market are carried out directly by Ultragaz using cash terms, from which no significant credit risk exists, or through outside distributors. Credit risk in sales to outside distributors is reduced due to the large customer base, the ongoing control procedures that monitor the creditworthiness of distributors, and by short payment terms (23 days on average) that permit continuous monitoring of distributors' compliance.

               Sales to the commercial and industrial markets are made to customers, which have signed a credit agreement with the Company and have provided personal guarantees or collateral. Periodic monitoring of these accounts is performed by specific staff with the support of financial information systems.

               No single customer or group accounts for more than 10% of total revenue.

               Historically, the Company has not experienced significant losses on trade receivables.

               The total allowance for doubtful accounts, for both segments, at December 31, 2002 amounts to R$ 12.4 (R$ 9.4 in 2001).

               Company is Dependent on Few Major Suppliers
               -------------------------------------------

               The Company is dependent on third-party manufacturers for all of its supply of ethylene and LPG. In 2002, 2001 and 2000, products purchased from the Company's three largest suppliers accounted for approximately 74%, 72% and 69% of cost of sales and services, respectively. The Company is dependent on the ability of its suppliers to provide products on a timely basis and on favorable pricing terms. The loss of certain principal suppliers or a significant reduction in product availability from principal suppliers could have a material adverse effect on the Company. The Company believes that its relationships with its suppliers are satisfactory.

          c)   Impairment of long-lived assets

               The Company reviews the carrying value of property, plant, and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends, and prospects, as well as the effects of obsolescence, demand, competition, and other economic factors.

               No impairment has been recorded in the consolidated financial statements as of December 31, 2002.

          d)   Guarantees

               In addition to the guarantees disclosed in Note 12 and 14, the Company has issued guarantees to financial institutions related to amounts owed to those institutions by certain of its customers (vendor financing). The terms of the guarantees are equal to the terms of the related financing arrangements, which can be as short as 60 days or as long as 90 days. There are no recourse provisions or collateral that would enable the Company to recover any amounts paid to the financial institutions under these guarantees. In the event of payment of such guarantees to those financial institutions, the Company may recover the amount of such payment directly from its customers under the vendor transactions. Maximum potential future payments related to these guarantees amount to R$ 7.1. The Company has not recorded any liability related to these guarantees at December 31, 2002.

          e)   Fair value of financial instruments

               The fair value of financial instruments described in Note 16 approximates their book value, except for the fair value of currency swap transactions and interest, which is R$ 334.4 and R$ 217.5 at December 31, 2002 and 2001, respectively.

          f)   Statement of cash flows

               Accounting practices adopted in Brazil do not require the presentation of a statement of cash flows as required by U.S. GAAP. Changes in working capital are presented in the statement of changes in financial position. U.S. GAAP requires the presentation of a statement of cash flows describing the Company's cash flows from operating, financing and investing activities. Statements of cash flows derived from the information based on accounting practices adopted in Brazil information are as follows (the reconciling items to U.S. GAAP under item II relate exclusively to operating activities):

          g)   Segment information

               The Company has two reportable segments: the chemical segment and the gas segment. The chemical segment produces primarily ethylene oxide, ethylene glycols, ethanolamines and glycol ethers. The gas segment distributes LPG to retail, commercial and industrial consumers mainly in the States of Sao Paulo, Parana and Bahia. Although the Company is also engaged in transportation and storage of chemicals and real estate activities, none of such activities meets the criteria for a reportable segment. Reportable segments are strategic business units that offer different products and services. Each of the reportable segments has a responsible senior officer. Intersegment sales are transacted at prices approximating those that the selling entity is able to obtain on external sales.

               Financial information about each of the Company's reportable segments based on records in accordance with accounting practices adopted in Brazil is as follows:

                                                                                     2002
                                                        -------------------------------------------------------------
                                                            Gas       Chemicals   Other   Eliminations   Consolidated
                                                        ----------    ---------   -----   ------------   ------------
               Net revenues from sales to unassociated
                  companies                                1,942.7        966.3    85.5              -        2,994.5
               Intersegment sales                                -            -    42.2          (42.2)             -
                                                        ----------    ---------   -----   ------------   ------------
               Net revenues                                1,942.7        966.3   127.7          (42.2)       2,994.5
                                                        ==========    =========   =====   ============   ============

               Operating profit before financial income
                  (expense)                                  143.2        203.4    18.9              -          365.5
                                                        ==========    =========   =====   ============   ============

               Financial income (expenses), net                  -            -       -              -           28.5
               Nonoperating expense, net                         -            -       -              -          (44.1)
               Equity in losses of associated companies          -            -       -              -           (1.7)
                                                        ----------    ---------   -----   ------------   ------------

               Income before taxes and minority
                  interests                                      -            -       -              -          348.2
                                                        ==========    =========   =====   ============   ============

               Additions to property, plant and
                 equipment according to:
                   Accounting practices adopted in
                     Brazil                                   86.1         54.1    31.3              -          171.5
                   U.S. GAAP                                  86.1         54.1    31.3              -          171.5
                                                        ==========    =========   =====   ============   ============

               Depreciation and amortization charges
                 according to:
                   Accounting practices adopted in
                     Brazil                                   76.6         34.0    11.2              -          121.8
                   U.S. GAAP                                  42.4         31.9    11.1              -           85.4
                                                        ==========    =========   =====   ============   ============

                                                                                     2001
                                                        -------------------------------------------------------------
                                                            Gas       Chemicals   Other   Eliminations   Consolidated
                                                        ----------    ---------   -----   ------------   ------------
          Net revenues from sales to unassociated
            companies                                      1,381.1        840.6    63.0              -        2,284.7
          Intersegment sales                                     -            -    40.3          (40.3)             -
                                                        ----------    ---------   -----   ------------   ------------

          Net revenues                                     1,381.1        840.6   103.3          (40.3)       2,284.7
                                                        ==========    =========   =====   ============   ============

          Operating profit before financial income
             (expense)                                       101.1        149.7    28.1              -          278.9
                                                        ==========    =========   =====   ============   ============

          Financial income (expense), net                        -            -       -              -          (31.1)
          Nonoperating expense, net                              -            -       -              -          (17.0)
          Equity in earnings of associated
             companies                                           -            -       -              -            1.9
                                                        ----------    ---------   -----   ------------   ------------

          Income before taxes and minority interest              -            -       -              -          232.7
                                                        ==========    =========   =====   ============   ============

          Additions to property, plant and equipment
            according to:
              Accounting practices adopted in
                Brazil                                        97.9         37.1    10.7              -          145.7
              U.S. GAAP                                       97.9         37.1    10.7              -          145.7
                                                        ==========    =========   =====   ============   ============

          Depreciation and amortization charges
            according to:
              Accounting practices adopted in
                Brazil                                        61.9         31.2     9.3              -          102.4
              U.S. GAAP                                       36.1         29.7    10.3           (1.2)          74.9
                                                        ==========    =========   =====   ============   ============

                                                                                     2000
                                                        -------------------------------------------------------------
                                                            Gas       Chemicals   Other   Eliminations   Consolidated
                                                        ----------    ---------   -----   ------------   ------------
          Net revenues from sales to unassociated
             companies                                     1,125.9        693.0    59.1              -        1,878.0
          Intersegment sales                                     -            -    34.7          (34.7)             -
                                                        ----------    ---------   -----   ------------   ------------

          Net revenues                                     1,125.9        693.0    93.8          (34.7)       1,878.0
                                                        ==========    =========   =====   ============   ============

          Operating profit before financial
            income (expense)                                  98.6         97.0    17.9              -          213.5
                                                        ==========    =========   =====   ============   ============

          Financial income (expense), net                        -            -       -              -           43.4
          Nonoperating expenses, net                             -            -       -              -          (16.5)
          Equity in earnings of associated
            companies                                            -            -       -              -            9.6
                                                        ----------    ---------   -----   ------------   ------------

          Income before taxes and minority
            interest                                             -            -       -              -          250.0
                                                        ==========    =========   =====   ============   ============

          Additions to property, plant and equipment
            according to:
              Accounting practices adopted in
                Brazil                                        89.6         49.0    10.4              -          149.0
              U.S. GAAP                                       89.6         49.0    10.4              -          149.0
                                                        ==========    =========   =====   ============   ============
          Depreciation and amortization charges
            according to:
              Accounting practices adopted in
                Brazil                                        42.3         39.1     9.4              -           90.8
              U.S. GAAP                                       27.6         26.5    10.7           (1.2)          63.6
                                                        ==========    =========   =====   ============   ============

                                                                                                2002           2001
                                                                                             ---------      ---------

          Identifiable assets - accounting practices adopted in Brazil:
            Gas                                                                                  835.8          753.2
            Chemicals                                                                          1,041.6          986.7
            Other                                                                              1,014.5          676.6
            Eliminations                                                                          (764)        (464.5)
                                                                                             ---------      ---------
          Total consolidated assets                                                            2,127.9        1,952.0
                                                                                             =========      =========
          Identifiable assets - U.S. GAAP:
            Gas                                                                                  710.7          699.5
            Chemicals                                                                          1,052.4          994.4
            Other                                                                              1,019.4          657.4
            Eliminations                                                                        (769.2)        (459.3)
                                                                                             ---------      ---------
          Total consolidated assets                                                            2,013.3        1,892.0
                                                                                             =========      =========
          Investments in equity investees - accounting practices adopted in Brazil:
            Chemicals                                                                              6.9           63.0
                                                                                             ---------      ---------
          Total consolidated                                                                       6.9           63.0
                                                                                             =========      =========
          Investments in equity investees - U.S. GAAP:
            Gas                                                                                       -           1.5
            Chemicals                                                                                 -          33.8
                                                                                             ---------      ---------
          Total consolidated                                                                          -          35.3
                                                                                             =========      =========

          h)   Geographical area information

               All long-lived assets are located in Brazil. The Company generates revenues from operations in Brazil as well as from exports of products to clients located in foreign countries as shown below:

                                                             Years ended December 31
                                                         -------------------------------
                                                           2002       2001       2000
                                                         -------    -------    --------
               Gross sales:
                 Brazil                                  3,505.8    2,595.7     2,064.1
                 Foreign countries                         289.5      266.8       237.1
                                                         -------    -------    --------

               Total                                     3,795.3    2,862.5     2,301.2
                                                         =======    =======    ========

               Exports:
                 Latin America, other than Brazil           98.2      107.8        84.8
                 Far East                                   97.5       84.0        42.0
                 Europe                                     55.8       31.4        26.4
                 North America                              19.3       33.3        80.9
                 Other                                      18.7       10.3         3.0
                                                         -------    -------    --------

               Total                                        289.5     266.8       237.1
                                                         =======    =======    ========

          i)   Research and development expenses

               Total research and development expense amounted to R$ 10.9, R$
               10.2 and R$ 9.5 in the years ended December 31, 2002, 2001 and 2000, respectively.

          j)   Employee severance fund and termination payments

               The Company is required to contribute 8% of each employee's gross pay to an account maintained in the employee's name in the Government Severance Indemnity Fund (FGTS). No other contributions to the FGTS are required. Additionally, effective September 2001, the Company is required to pay an additional tax equal to 0.5% of gross pay. Contributions are expensed as incurred.

               Under Brazilian law, the Company is also required to pay termination benefits to employees who have been dismissed. The amount of the benefit is calculated as 40% of the accumulated contributions made by the Company to the FGTS during the employee's period of service. Additionally, effective September 2001, the Company is required to pay a social tax of 10% of these accumulated contributions. The Company does not accrue for these termination costs before a decision to terminate has been made, since the benefits are neither probable nor reasonably estimable. Actual termination costs paid on dismissal totaled R$ 3.0, R$ 3.8 and R$ 3.5 in the years ended December 31, 2002, 2001 and 2000, respectively.

                                 EXHIBIT INDEX


 Exhibit
   No.         Description
 -------       -----------

   1.1 Ultrapar by-laws, as revised on December 20, 2002 (English translation)

   2.1         Ultra S.A.'s shareholders' agreement*

   8.1         List of subsidiaries of Ultrapar

  10.1 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

  10.2         Documents relating to our 2002 corporate restructuring**



* Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2001 filed with the SEC on May 29, 2002. (file No. 001-14950)

** Incorporated by reference to our Current Report on Form 6-K filed with the SEC on October 15, 2002, November 1, 2002 and December 6, 2002 (file No. 001-14950).