Form 20-F
period 2003-12-31
ULTRAPAR HOLDINGS INC
filed 2004-06-25
CIK 1094972

As filed with the Securities and Exchange Commission on June 25, 2004
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------

                                   Form 20-F

                            ------------------------

     |_|    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

          |X|   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 2003

                                       OR

        |_|   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        Commission File Number 001-14950

                            ------------------------

                          ULTRAPAR PARTICIPACOES S.A.
             (Exact name of Registrant as specified in its charter)

   ULTRAPAR HOLDINGS INC.                      THE FEDERATIVE REPUBLIC OF BRAZIL
(Translation of Registrant's                    (Jurisdiction of incorporation
    name into English)                                  or organization)

                            ------------------------

                 Av. Brigadeiro Luis Antonio, 1343, 9(0) Andar
                        Sao Paulo, SP, Brazil 01317-910
                           Telephone: 55-11-3177-6695

Securities registered or to be registered pursuant to Section 12(b) of the Act.

   Title of each class           Name of each stock exchange on which registered
   -------------------           -----------------------------------------------
Preferred Shares, without                    New York Stock Exchange
       par value*

                            ------------------------

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

 Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      NONE

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:
                                      NONE

      The number of outstanding shares of each class of stock of Ultrapar
                  Participacoes S.A. as of December 31, 2003.

                   Common Shares            51,264,621,778
                   Preferred Shares         18,426,647,050

    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of
   1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               Yes |X|   No |_|

    Indicate by check mark which financial statement item the registrant has elected to follow:

                           Item 17 |_|   Item 18 |X|

===============================================================================

TABLE OF CONTENTS


INTRODUCTION ................................................................  3

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS ............................  3


PART I ......................................................................  5

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS ...........  5

ITEM 2.     OFFER STATISTICS AND EXPECTED TIME TABLE ........................  5

ITEM 3.     KEY INFORMATION .................................................  5

ITEM 4.     INFORMATION ON THE COMPANY ...................................... 18

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS .................... 59

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES ...................... 77

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS ............... 83

ITEM 8.     FINANCIAL INFORMATION ........................................... 85

ITEM 9.     THE OFFER AND LISTING ........................................... 88

ITEM 10.    ADDITIONAL INFORMATION .......................................... 90

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK ...... 98

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES .......... 99



PART II ..................................................................... 99

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES ................. 99

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
              USE OF PROCEEDS ............................................... 99

ITEM 15.    CONTROLS AND PROCEDURES .........................................100

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT ................................100

ITEM 16B.   CODE OF ETHICS ..................................................100

ITEM 16C.   COMPENSATION OF THE PRINCIPAL AUDITING COMPANY ..................100


PART III ....................................................................101

ITEM 17.    FINANCIAL STATEMENTS ............................................101

ITEM 18.    FINANCIAL STATEMENTS ............................................101

ITEM 19.    EXHIBITS ........................................................102


GLOSSARY ....................................................................103

INTRODUCTION



     In this annual report, "Ultrapar", "Company", "Registrant", "we", "us" and "our" refer to Ultrapar Participacoes S.A. "Ultragaz" refers to Ultragaz Participacoes Ltda. together with its subsidiaries. "Oxiteno" refers to Oxiteno S.A. Industria e Comercio, together with its subsidiaries. "Ultra S.A." refers to Ultra S.A. Participacoes. "Ultracargo" refers to Ultracargo Operacoes Logisticas e Participacoes Ltda, formerly Ultracargo Participacoes Ltda.

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

     Financial Statements

     The audited consolidated balance sheets included in this annual report as of December 31, 2003 and 2002 and the related consolidated statements of income, cash flows, changes in financial position and changes in shareholders' equity for each of the years ended December 31, 2003, 2002 and 2001, including the notes thereto, are our consolidated financial statements. The selected financial information presented below should be read in conjunction with our consolidated financial statements and the notes thereto.

     Accounting Practices Adopted in Brazil and U.S. GAAP

     Our consolidated financial statements are prepared in accordance with accounting practices adopted in Brazil, which include accounting principles emanating from the Brazilian Corporate Law and accounting standards and supplementary procedures established by the CVM. Such accounting practices differ in certain material respects from accounting principles generally accepted in the United States of America, or U.S. GAAP. See note 24 to our consolidated financial statements for a summary of the differences between the accounting practices adopted in Brazil and U.S. GAAP, and a reconciliation to U.S. GAAP of shareholders' equity as of December 31, 2003 and 2002, and net income for the years ended December 31, 2003, 2002 and 2001. As described above, current accounting practices in Brazil do not allow price-level accounting for periods after December 31, 1995. Under U.S. GAAP price-level adjusted accounting continued until July 1, 1997, when Brazil ceased to be considered a highly inflationary economy for U.S. GAAP purposes.


INFORMATION REGARDING FORWARD-LOOKING STATEMENTS


     The declarations contained in this annual report in relation to our plans, forecasts, expectations regarding future events, strategies, and projections, are forward-looking statements which involve risks and uncertainties and which are therefore not guarantees of future results. Words such as "believe", "expect", "plan", "strategy", "prospect", "foresee", estimate", "project", "anticipate", "can" and similar words are intended to identify forward-looking statements. We have made forward-looking statements which cover, among other things, our:

o    strategy for marketing and operational expansion;

o    capital expenditures forecasts; and

o    development of additional sources of revenue.

These forward-looking statements are subject to risks and uncertainties, which could mean that our actual results and performance could differ significantly from those anticipated and therefore the reader of this annual report should not base his or her decisions exclusively on these forecasts. The risks and uncertainties include, but are not limited to:

o general economic and business conditions, including the crude oil prices and other commodities, refining margins and prevailing foreign exchange rates;

o    competition;

o    ability to produce and deliver products on a timely basis;

o ability to anticipate trends in the liquefied petroleum gas, or LPG industry, including changes in capacity and industry price movements;

o    changes in official regulations;

o    receipt of official authorizations and licenses;

o    political, economic and social events in Brazil;

o    approval of Brazilian anti-trust authorities of the Shell Gas acquisition

o    access to sources of financing and our level of debt;

o    other factors contained under Item 3 - "Key Information - Risk Factors".

PART I


ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.



ITEM 2.           OFFER STATISTICS AND EXPECTED TIME TABLE

     Not applicable.



ITEM 3.           KEY INFORMATION


A.   Selected Financial Data

     We have selected the following consolidated financial data from our audited consolidated annual financial statements, for the periods indicated. You should read our selected financial data in conjunction with "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements and notes to the consolidated financial statements included in this annual report.

     The consolidated annual financial statements and notes thereto which comprise the financial statements for the fiscal years 2001, 2002 and 2003 and the consolidated balance sheets for December 31, 2003 and 2002 are shown as an exhibit to this Form 20-F. The consolidated income statement data for the fiscal years 1999 and 2000 and the consolidated balance sheet data for December 31, 1999, 2000 and 2001 are derived from our audited financial statements which are not included in this report.

     Our consolidated financial statements are prepared in Brazilian Reais in accordance with accounting practices adopted in Brazil, which differ in certain material respects from accounting principles generally accepted in the United States of America, or U.S. GAAP. See note 24 to our consolidated financial statements for a summary of the differences between the accounting practices adopted in Brazil, and U.S. GAAP.

Ultrapar Participacoes S.A. and Subsidiaries

                                                                              Year Ended December 31,
                                              ------------------------------------------------------------------------------------
                                               2003(1)          2003          2002           2001           2000           1999
                                              ---------      ---------      ---------      ---------      ---------      ---------
                                                  (in millions of U.S. dollars or Reais, where indicated, except per share data)
Consolidated Income Statement Data:
Accounting Practices Adopted in                   US$            R$             R$             R$             R$             R$
     Brazil:
Gross sales and services                        1,593.4        4,603.8        3,795.3        2,862.5        2,301.2        1,927.0
Taxes on sales and services, rebates,
discounts and returns                            (208.9)        (603.5)        (800.8)        (577.8)        (423.2)        (332.4)
                                              ---------      ---------      ---------      ---------      ---------      ---------
Net Sales and Services                          1,384.5        4,000.3        2,994.5        2,284.7        1,878.0        1,594.6
Cost of  sales and services                    (1,106.3)      (3,196.4)      (2,247.1)      (1,698.3)      (1,399.6)      (1,106.7)
                                              ---------      ---------      ---------      ---------      ---------      ---------
Gross profit                                      278.2          803.9          747.4          586.4          478.4          487.9
Operating income (expenses)
Selling, general and administrative              (158.8)        (458.9)        (382.3)        (317.7)        (266.2)        (233.6)
Other operating income, net                         2.3            6.6            0.4           10.2            1.3            3.8
                                              ---------      ---------      ---------      ---------      ---------      ---------
Total operating (expenses) income                (156.5)        (452.3)        (381.9)        (307.5)        (264.9)        (229.8)
Operating income before financial
     items                                        121.7          351.6          365.5          278.9          213.5          258.1
Financial (expenses) income                       (19.8)         (57.2)          28.5          (31.1)          43.4          (34.4)
Nonoperating income (expenses), net                 0.3            1.0          (44.1)         (17.0)         (16.5)         (18.3)
                                              ---------      ---------      ---------      ---------      ---------      ---------
Income before income and social
  contribution taxes, equity in
  earnings (losses) of affiliated
  companies and minorities
  interests                                       102.2          295.4          349.9          230.8          240.4          205.4
Income and social contribution
     taxes                                        (15.5)         (44.9)         (71.4)         (27.5)         (47.3)         (40.6)
                                              ---------      ---------      ---------      ---------      ---------      ---------
Income before equity in earnings
(losses) of associated companies and
minority interest                                  86.7          250.5          278.5          203.3          193.1          164.8
                                              ---------      ---------      ---------      ---------      ---------      ---------
Equity in earnings (losses) of
     associated companies                          (0.2)          (0.5)          (1.7)           1.9            9.6           (3.2)
Minority interest                                  (1.3)          (3.6)         (54.5)         (73.0)         (74.2)         (73.7)
                                              ---------      ---------      ---------      ---------      ---------      ---------
Net income                                         85.2          246.4          222.3          132.2          128.5           87.9

Net earnings per thousand shares(2)                 1.2            3.5            3.6            2.5            2.4            1.7
                                              ---------      ---------      ---------      ---------      ---------      ---------

Dividends per thousand common
     shares (3)                                     0.35           1.01           1.00           4.20           0.57           0.48
                                              ---------      ---------      ---------      ---------      ---------      ---------
Dividends per thousand preferred
     shares (3)(4)                                  0.38           1.11           1.09           4.63           0.63           0.53

U.S. GAAP:
Net income                                         99.8          288.3          143.9          123.0          123.8           98.7
Basic and diluted earnings per
thousand common shares(2)                           1.39           4.03           2.28           2.23           2.24           2.24
Basic and diluted earnings per thousand
preferred shares(2)(4)                              1.53           4.43           2.51           2.55           2.57           2.50

Other financial data (Accounting
Practices Adopted in Brazil) (5)
Cash flows from operating
     activities(6)                                107.8          311.4          468.8          339.7          302.7          373.9
Cash flows from investing
     activities(6)                               (135.4)        (391.3)        (427.2)        (206.7)        (170.5)         (96.4)
Cash flows from financing
     activities(6)                                  3.7           10.8          (59.7)        (339.2)        (126.6)         233.3
Depreciation and amortization(7)                   50.8          146.9          121.8          102.4           90.8           78.9
EBITDA(8)                                         172.5          498.5          487.3          372.5          304.3          337.0
Number of common shares (in
     millions) (9)                             51,264.6       51,264.6       51,264.6       37,984.0       37,984.0       37,984.0
Number of preferred shares (in
     millions)(9)                              18,426.6       18,426.6       18,426.6       15,016.0       15,016.0       15,016.0

     (1) Amounts in Reais for 2003 converted using the foreign exchange rate of US$ 1.00 = R$ 2.8892 which is the commercial rate reported by the Central Bank on December 31, 2003. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this annual report as statements that the amounts in Reais represent such amounts in US dollars. Additionally, you should not interpret such conversions as statements that the amounts in Reais have been, could have been or could be converted into US dollars at this or any other foreign exchange rates. See "Exchange Rates".

     (2) Net income per thousand shares is based on the weighted average of the shares outstanding at December 31. In 1999, although not consistent with accounting practices adopted in Brazil, for the convenience of the reader, the amounts disclosed give retroactive effect to the 15,000:1 stock split which occurred in July 1999. One ADS represents 1,000 preferred shares. Common shares and preferred shares each represent the same economic interest in Ultrapar.

     (3) See "Item 8. Financial Information - Consolidated Statements and other Financial Information - Dividend and Distribution Policy" for information regarding declaration and payment of dividends.

     (4)  Prior to 1999, Ultrapar had no preferred shares outstanding.

     (5) Cash flow and EBITDA information has been derived from our consolidated financial statements prepared in accordance with accounting practices adopted in Brazil and Brazilian Securities Commission (CVM guidelines).

     (6)  See Note 24 to our consolidated audited financial statements.

     (7) Depreciation and amortization represents depreciation and amortization expenses included in cost of goods and services sold and in selling, general and administrative expenses.

     (8) EBITDA is a measure widely used to approximate operating income. The inclusion of information on EBITDA is to provide a measure of assessing our ability to generate cash from our operations. EBITDA is equal to operating income before financial items plus depreciation and amortization expenses. EBITDA is not a measure of financial performance under U.S. GAAP or accounting practices adopted in Brazil, being supplied exclusively for the convenience of the reader. EBITDA should not be considered in isolation, or as an alternative to net income as a measure of operating performance or to cash flows from operations as a measure of liquidity. The EBITDA presented herein relates to the accounting practices adopted in Brazil, which is used in the primary financial statements included in this filing. Such EBITDA is expressly permitted by the standard-setter that establishes the accounting principles generally accepted for use in such financial statements and is included in the financial statements used in the Company's home country jurisdiction and market.

                                            Reconciliation of operating income before financial items to EBITDA
                                            -------------------------------------------------------------------
                                                                    Year ended December 31,
                                                                    -----------------------
                                                           (in millions of U.S. dollars or reais)
                                                ----------------------------------------------------------
                                                 2003        2003      2002      2001     2000       1999
                                                ----------------------------------------------------------
                                                  US$         R$        R$        R$       R$         R$
                                                ----------------------------------------------------------
          Operating income before financial
          items                                   121,7      351.6     365.5     278.9     213.5     258.1
          (+) Depreciation and amortization        50.8      146.9     121.8     102.4      90.8      78.9
          (-) Non-cash operating income
          included in "Nonoperating income
          (expenses), net"                                                        (8.8)
          EBITDA                                  172.5      498.5     487.3     372.5     304.3     337.0
                                                =======    =======   =======    ======   =======   =======


     (9) Number of shares at end of period. In 2002, our capital was increased by 16.7 billion shares in connection with our 2002 corporate restructuring.

Ultrapar Participacoes S.A. and Subsidiaries

                                                                              Year Ended December 31,
                                              ------------------------------------------------------------------------------------
                                               2003(1)          2003          2002           2001           2000           1999
                                              ---------      ---------      ---------      ---------      ---------      ---------
                                                  (in millions of U.S. dollars or Reais, where indicated, except per share data)
Consolidated Balance Sheet data:                 US$             R$            R$             R$             R$              R$
Accounting Practices Adopted in
Brazil
Current assets:
Cash and cash equivalents
                                                  196.9          568.8          637.9          656.0          862.2          856.6
Short term investments                             14.2           41.0
Trade accounts receivable                         111.6          322.3          278.0          149.2          139.2          119.0
Inventories                                        47.7          137.7          106.3           94.5           86.5           79.1
Recoverable taxes                                  40.0          115.5          115.1          121.2           82.2           42.8
Other                                              12.1           35.1           49.6           24.3           20.7           15.4
Total current assets                              422.5        1.220.4        1,186.9        1,045.2        1,190.8        1,112.9

Long-term assets:
Related companies                                   1.0            2.8            2.6            1.7            1.5            1.5
Deferred income and social                         21.2           61.4           33.3           27.3           23.0           18.5
contribution taxes
Other                                               6.6           19.0           11.5           13.0           11.3           14.0
Total long-term assets                             28.8           83.2           47.4           42.0           35.8           34.0

Permanent assets:
Investments                                        11.5           33.1           33.0           88.8           87.8           78.2
Property, plant and equipment                     335.2          968.6          779.5          707.9          655.9          665.7
Deferred charges                                   35.5          102.7           81.1           68.1           44.2           31.8
Total permanent assets                            382.2        1,104.4          893.6          864.8          787.9          775.7
-----------------------------------------------------------------------------------------------------------------------------------
Total Assets                                      833.5        2,408.0        2,127.9        1,952.0        2,014.5        1,922.6
-----------------------------------------------------------------------------------------------------------------------------------

Current liabilities:
Suppliers                                          31.3           90.3          104.4           88.4           86.8           73.0
Financing                                         132.1          381.6          219.8          124.5          134.1          190.1
Salaries and related charges                       25.9           74.7           64.4           50.2           44.7           38.2
Dividends                                          14.4           41.7           49.0           33.6           27.1           25.5
Other                                              15.4           44.5           30.6           27.2           28.9           29.5
Total current liabilities                         219.1          632.8          468.2          323.9          321.6          356.3

Long-term liabilities:
Financing                                         106.0          306.3          363.6          290.2          291.8          279.1
Related companies                                   3.1            9.0           10.2           11.0           11.6           12.8
Other taxes and contributions -                    14.2           40.9           28.5           62.4           53.4           21.5
contingency liabilities
Other                                              10.4           30.1           35.3           24.8           27.2           38.9
Total long-term liabilities                       133.7          386.3          437.6          388.4          384.0          352.3
Total liabilities                                 352.8        1,019.1          905.8          712.3          705.6          708.6

Minority interest                                  11.1           32.2           31.0          439.8          411.2          394.4

Shareholders' equity:
Capital                                           229.8          664.0          664.0          433.9          433.9          433.9
Revaluation reserve                                 6.2           17.8           26.0           25.9           29.1           53.5
Profits reserves and retained
earnings                                          233.6          674.9          501.1          340.1          434.7          332.2
Total shareholders' equity                        469.6    1.356.7            1,191.1          799.9          897.7          819.6
-----------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders'
equity                                            833.5        2,408.0        2,127.9        1,952.0        2,014.5        1,922.6
-----------------------------------------------------------------------------------------------------------------------------------

U.S. GAAP:
Total Assets
                                                  811.2        2,343.6        2,004.2        1,892.0        1,967.6        1,838.0
Shareholders' equity                              448.2        1,294.8        1,076.5          748.5          854.6          760.1

     (1) Amounts in Reais for 2003 converted using the foreign exchange rate of US$ 1.00 = R$ 2.8892 which is the commercial rate reported by the Central Bank on December 31 2003. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this annual report as statements that the amounts in Reais represent such values in U.S. dollars. Additionally, you should not interpret such conversions as statements that the amounts in Reais have been, could have been or could be converted into U.S. dollars at this or any other foreign exchange rates. See "Exchange Rates".

  Exchange Rates

     There are two principal foreign exchange markets in Brazil:

     o    the commercial rate exchange market, and

     o    the floating rate exchange market

     Each one of these markets is regulated separately. The commercial market is dedicated principally to foreign exchange transactions which require prior approval of the Brazilian monetary authorities, such as the buying and selling of registered investments by foreign entities, the purchase or sale of shares or the payment of dividends or interest with respect to shares, among other transactions. Foreign currencies may only be purchased through financial institutions domiciled in Brazil authorized to operate in these markets. The floating rate foreign exchange market is generally used for transactions not conducted through the commercial foreign exchange market. In both markets, rates are freely negotiated but may be strongly influenced by Central Bank intervention. Before February 1, 1999, the foreign exchange rate in each of these markets was established independently from one another, resulting in different rates during given periods. On January 25, 1999, the Brazilian government announced the unification of the exchange positions of the Brazilian banks in the floating rate exchange market and commercial rate exchange market, which led to a convergence in the pricing and liquidity of both markets. Since February 1, 1999 the floating market rate has been the same as the commercial market rate. However, there is no guarantee that the rates will continue to be the same in the future.

     Since the introduction of the Real in 1994 through 1998, the Central Bank maintained a band system exchange rate, under which the exchange rate between the Real and the U.S. dollar would fluctuate within a pre-established moving band. In January 1999, due to market pressures, the Central Bank abolished the band system and allowed the Real/U.S. dollar exchange rate to float freely. Since then, the exchange rate has been established by the market, and has fluctuated considerably, reporting a maximum quotation of R$ 3.955 per US$ 1.00 on October 22, 2002. During this period, the Central Bank has intervened occasionally to control unstable movements in the foreign exchange rate. It is not possible to predict whether the Central Bank will continue to let the Real float freely or whether the Real will remain at its present level. Accordingly, it is not possible to predict what impact the Brazilian government's exchange rate policies may have on us. The Brazilian government could impose a band system in the future or the Real could devalue or appreciate substantially. See
- "Risk Factors -- Risks Relating to Brazil."

     The following table sets forth information on prevailing commercial foreign exchange selling rates for the periods indicated.

                              Exchange rates of nominal Reais per US$ 1.00
Year  Ended               High          Low           Average         Period-End
----  -----               ----          ---           -------         ----------

December 31, 1999         2.165        1.208          1.851(1)          1.789
December 31, 2000         1.985        1.723          1.835(1)          1.955
December 31, 2001         2.801        1.936          2.353(1)          2.320
December 31, 2002         3.955        2.271          2.998(1)          3.533
December 31, 2003         3.662        2.822          3.060(1)          2.889
Month Ended
-----------
December 31, 2003         2.943        2.888          2.916(2)          2.889
January 31, 2004          2.941        2.802          2.872(2)          2.941
February 27, 2004         2.988        2.904          2.946(2)          2.914
March 31, 2004            2.941        2.875          2.908(2)          2.909
April 30, 2004            2.952        2.874          2.913(2)          2.945
May 31, 2004              3.205        2.957          3.081(2)          3.129

(1) Average of the foreign exchange rates on the last day of each month in the period.

(2)  Average of the high and low foreign exchange rates for each month.

Source: Central Bank

B.   Capitalization and Indebtedness

     Not applicable.

C.   Reasons for the Offer and Use of Proceeds

     Not applicable.

D.   Risk Factors

     The holders and potential purchasers of Ultrapar's shares or ADRs should carefully consider the risks described below.

     Our business, financial condition or results of operations could be materially affected by any of the risks and uncertainties described below. Additional risks not presently known to us, or that we currently deem immaterial, may also impair our financial condition and business operations.

     This annual report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below and elsewhere in this report.


Risks Relating to Brazil

     The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on our business and the market price of the preferred shares.

     The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in its economic policy. The government's actions to control inflation and effect other policies have often involved wage and price controls, currency devaluations, capital controls, and limits on imports, among other things. Our business, financial condition and results of operations may be adversely affected by changes in policy involving tariffs, exchange controls and other matters, as well as factors such as:

     o    currency fluctuations;

     o    inflation;

     o    social instability;

     o    price instability;

     o    energy shortages;

     o    monetary policy and interest rates;

     o    liquidity of domestic capital and lending markets;

     o    fiscal policy; and

     o other political, diplomatic, social and economic developments in or affecting Brazil.

     Luiz Inacio Lula da Silva, known as President Lula, a member of the Workers' Party, took office as President of Brazil on January 1, 2003. In the period prior to, and following President Lula's election, there was significant uncertainty with respect to the policies that the new government would adopt, including fears as to the introduction of macroeconomic policies radically different to those of the out-going government. While President Lula's government has adopted more conservative economic policies than expected by some observers, there is no certainty that such policies will be maintained or that President Lula will continue to adopt policies for stabilizing and liberalizing the economy. We are unable to foresee what fiscal, monetary, social security and other policies will be adopted by President Lula's government and if such policies will result in adverse consequences for the economy and our business, the results of our operations and our financial condition.

   Proposed changes in Brazilian labor and labor union law could impact company-labor relations

     In April 2003, the Lower Chamber of Congress resumed discussions on changes to Brazilian labor law. Labor relations are highly regulated under the current system. While this legislation still protects the fundamental rights of labor, the congressional commission preparing a new draft bill has proposed to introduce a greater flexibility into the rules that regulate labor relations in Brazil, enabling employers and employees to freely negotiate certain aspects of their relationship. A review of Brazilian labor union relations is also under discussion. It is expected that Congress will vote the labor union reform before the end of 2004 while the labor law reform will likely be voted in 2005. At this point, it is still unclear if the proposed changes, should they be approved by Congress, would be acceptable to employees and their respective labor unions. Should these changes be implemented, they could have an impact on our business.

   Inflation, and certain governmental measures to combat inflation, may contribute significantly to economic uncertainty in Brazil.

     Brazil has historically experienced extremely high rates of inflation. Since the introduction of the Real in July 1994 under the Real Plan, Brazil's inflation rate has been substantially lower than in previous periods. The inflation rate, as measured by the Indice Geral de Precos -- Mercado, the general market price index in Brazil, or IGP-M, which was 1.8% in 1998, recorded an increase of 20.1% in 1999 as a result of the devaluation of the Real beginning in January 1999, decreasing again to 10.0% in 2000 and 10.4% in 2001. In 2002, the inflation rate as measured by the IGP-M once more increased to reach 25.3%, reflecting the foreign exchange rate devaluation of 52.3%, largely the result of uncertainties and risks inherent in the Brazilian presidential succession campaign. In 2003 the Real appreciated 18.2% against the U.S. dollar and inflationary pressures declined, with the IGP-M recording 8.7% for the year. From January 1, 2004 until May, 2004 inflation rate as measured by the IGP-M was 5.3%. Future governmental actions, including actions to adjust the value of the Real in relation to the U.S. dollar, may trigger increases in inflation. Our cash operating expenses are substantially in Reais and tend to increase with Brazilian inflation.

   Fluctuations in the value of the Brazilian currency against the value of the U.S. dollar may result in uncertainty in the Brazilian economy and the Brazilian securities market, which may adversely affect our financial condition and results of operations and, consequently, the market value of the preferred shares and ADSs.

     The Brazilian currency has historically suffered frequent devaluations. In the past, the Brazilian government has implemented various economic plans and utilized a number of foreign exchange policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Devaluations over shorter periods have resulted in significant fluctuations in the exchange rate between the Real and the U.S. dollar and other currencies.

     In 1999, the Real depreciated 48.0% against the U.S. dollar, as a result of the exchange rate crisis of that year. In 2000, the Real depreciated 9.0% against the U.S. dollar, and in 2001 the Real depreciated 18.7% against the U.S. dollar. Due to uncertainties as to the outcome of the presidential elections in October 2002 and the economic policy to be adopted by the new government, the Real depreciated by 52.3% against the U.S. dollar during 2002. In 2003, with the maintenance of the existing macroeconomic policy by the new government, the Real appreciated 18.2% against the US dollar There are no guarantees that the exchange rate between the Real and the U.S. dollar will stabilize at current levels. Although we have managed our existing U.S. dollar debt obligations in order to protect against fluctuations in the dollar/Real exchange rate, we could in the future experience monetary losses relating to these fluctuations. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk - Foreign Exchange Risk" for information about our foreign exchange risk hedging policy. In addition, fluctuations in the value of the

Real relative to the U.S. dollar can affect the market value of the ADSs. Devaluation may reduce the U.S. dollar value of distributions and dividends on the ADSs and may also reduce the market value of the preferred shares and the ADSs.

   Restrictions on the movement of capital out of Brazil may hinder your ability to receive dividends and the proceeds of any sale of the preferred shares.

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

     The Brazilian government imposed remittance restrictions for approximately six months in 1989 and early 1990. If enacted, similar restrictions would hinder or prevent the conversion of dividends, distributions or the proceeds from any sale of preferred shares from Reais into U.S. dollars and the remittance of the U.S. dollars abroad. In such a case, the custodian, acting on behalf of the depositary, will hold the Reais it cannot convert and remit for the account of the holders of ADSs. The depositary will not invest the Reais and such amounts will not be liable for interest. Furthermore, any Reais so held will be subject to devaluation risk.


   Developments in other emerging markets may adversely affect the results of our operations and the market price of the preferred shares and ADSs.

     As a general rule, international investors consider Brazil to be an emerging market economy. Consequently, economic conditions and the market for emerging market countries, especially those located in Latin America, influence investor's perceptions of Brazil and the evaluation of Brazilian companies' securities. Since the end of 1997, investors have shown a high degree of concern in relation to the risk of investing in emerging market economies due to the economic problems faced by some of these countries, including Asian countries, Russia and Argentina. Consequently, on occasions, Brazil has faced a significant outflow of capital and at the same time Brazilian companies have shouldered the burden of higher financial costs. Brazilian securities or the Brazilian economy may continue to be negatively affected by events (including economic crises or currency fluctuations) that occur in other places and such events may adversely affect our businesses, financial condition, results of the operations, prospects and the value of our shares or ADSs.


   United States investors may not be able to obtain jurisdiction over or enforce judgements against us.

     We are a company incorporated under the laws of the Federal Republic of Brazil. All our board directors, executive officers and experts named in this annual report are residents of Brazil. All, or a substantial part of the assets pertaining to these individuals and to Ultrapar are located outside the United States. As a result, it is possible that investors may not be able to obtain jurisdiction over these individuals or Ultrapar in the United States, or enforce judgements handed down by United States courts of law based on provisions for civil liability under federal law in relation to securities of the United States or otherwise.


Risks relating to the Preferred Shares and the American depositary shares, or ADSs


   The ADSs generally do not give you voting rights.

     The ADSs represent our preferred shares. Generally under Brazilian law and in the case of our by-laws, holders of preferred shares do not have the right to vote at shareholders' meetings. This means, among other things, that holders of our ADSs are not entitled to vote on important corporate transactions including mergers or consolidations with other companies.

   The preferred shares and ADSs do not entitle you to a fixed or minimum dividend.

     Under accounting practices adopted in Brazil and our by-laws, unless otherwise proposed by the board of directors and approved by the voting shareholders in the Ordinary General Meeting, we must pay our shareholders a mandatory distribution equal to at least 50% of our adjusted net income. Therefore, whether or not you receive a dividend depends on the amount of the mandatory distribution, if any, and whether the board of directors and the voting shareholders exercise their discretion to suspend these payments. See "Item 8. Financial Information -- Consolidated Statements and Other Financial Information -- Distribution Policy and Dividends" for a more detailed discussion on mandatory distributions.


   You might be unable to exercise preemptive rights with respect to the preferred shares.

     In the event of a rights offering or a capital increase which would maintain or increase the proportion of capital represented by preferred shares, preferred shareholders would have preemptive rights to subscribe to newly issued preferred shares. In the event of a capital increase which would reduce the proportion of capital represented by preferred shares, preferred shareholders would have preemptive rights to subscribe for preferred shares in proportion to their shareholdings and for common shares only to the extent necessary to prevent dilution of their interest in the company.

     The holders of ADSs may be unable to exercise their preemptive rights in relation to the preferred shares represented by the ADSs, unless we file a registration statement pursuant to the United States Securities Act of 1933 or an exemption from the registration requirements applies. We are not obliged to file registration statements with respect to the preemptive rights and therefore do not assure holders that such a registration will be obtained. If the rights are not registered as required, the depository bank will try to sell the preemptive rights and you will have the right to the net sale value, if any. However, the preemptive rights will expire should the depositary not succeed in selling them.

   If you exchange the ADSs for preferred shares, you risk losing certain foreign currency remittance and Brazilian tax advantages.

     The ADSs benefit from the depositary's certificate of foreign capital registration, which permits the depositary to convert dividends and other distributions with respect to the preferred shares into foreign currency and remit the proceeds abroad. If you exchange your ADSs for preferred shares, you will be entitled to rely on the depositary's certificate of foreign capital registration for five business days from the date of exchange. Thereafter, you will not be able to remit abroad non-Brazilian currency unless you obtain your own certificate of foreign capital registration or you qualify under National Monetary Council Resolution 2,689 dated January 26, 2000, known as Resolution 2,689, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration. If you do not qualify under Resolution 2,689, you will generally be subject to less favorable tax treatment on distributions with respect to the preferred shares. The depositary's certificate of registration or any certificate of foreign capital registration obtained by you may be affected by future legislative or regulatory changes, and additional Brazilian law restrictions applicable to your investment in the ADSs may be imposed in the future. For a more complete description of Brazilian tax regulations, see "Item 10. Additional Information -- Taxation -- Brazil."


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

     The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may limit your ability to sell the preferred shares underlying your ADSs at the price and time at which you wish to do so. The Sao Paulo Stock Exchange, known as Bovespa, the only Brazilian stock exchange, had a market capitalization of approximately US$ 234.2 billion as of December 30, 2003 and an average monthly trading volume of approximately US$ 5.7 billion for 2003. In comparison, the NYSE had a market capitalization of U.S.$ 17.3 trillion as of December 31, 2003 and an average monthly trading volume of approximately U.S.$ 808 billion for 2003.

     There is also a large concentration in the Brazilian securities market. The ten largest companies in terms of market capitalization represented approximately 49.83% of the aggregate market capitalization of the Bovespa as of December 31, 2003. The top ten stocks in terms of trading volume accounted for approximately 52.4% of all shares traded on the Bovespa in 2003. Ultrapar's average daily volume at Bovespa in 2003, 2002 and 2001 was R$ 1,586 thousand, R$ 1,233 thousand, and R$ 787 thousand, respectively.


   Controls and restrictions on the remittance of foreign currency could negatively affect Ultrapar's capacity to make dividend payments to foreign investors.

     Brazilian law determines that whenever there is a serious imbalance in the Brazilian balance of payments, or reasons for believing that there will be a serious imbalance in the future, the Brazilian government can impose temporary restrictions on remittances of income on investments by foreign investors in Brazil. The probability that the Brazilian government might impose such restrictions can be determined by the level of the country's foreign currency reserves, the availability of currency in the foreign exchange markets on the maturity date of a payment, the amount of the Brazilian debt servicing requirement in relation to the economy as a whole, and the Brazilian policy towards the International Monetary Fund, among other factors. We are unable to give assurances that the Central Bank will not modify its policies or that the Brazilian government will not introduce restrictions or cause delays in payments by Brazilian entities of dividends relating to securities issued in the overseas capital markets up to the present.


   Our share price may be affected by shares eligible for future sale.

     Currently, our total capital consists of approximately 18.4 billion preferred shares and approximately 51.3 billion common shares. The public holds substantially all of our preferred shares and ADS representing preferred shares. Ultra S/A, a holding company, holds approximately 34.2 billion of our common shares, representing 67% of our voting capital. Two other shareholders, who may freely sell their respective shares, hold a substantial portion of our remaining common shares. A sale of a large block of common shares could negatively affect the market value of the preferred shares and ADSs.


   If we were treated as a Passive Foreign Investment Company (PFIC), U.S. Holders of ADSs would be subject to disadvantageous rules under the U.S. tax laws.

     If we are characterized as a passive foreign investment company, or PFIC, in any year, U.S. holders of ADSs could be subject to unfavorable U.S. federal income tax treatment. Although we do not believe that we were a PFIC in 2003, there can be no assurance that our business and activities will not lead to PFIC status for us in the future. PFIC classification is a factual determination made annually and thus may be subject to change. Please see "Item
10. Additional Information -- Taxation -- United States" for a description of the passive foreign investment company, or PFIC, rules.

     Risks Relating to Ultrapar


   Government deregulation of LPG prices has caused refinery prices to fluctuate according to the international markets and may affect our revenues and operating margin.

     The Brazilian government has historically regulated (i) the refinery price of LPG, which is the price we pay Petrobras and is thus a component of our cost of goods sold, and (ii) the retail price of LPG, which is the price we charge customers and is thus a component of our gross sales revenue. In the 1990's, the Brazilian government began to deregulate both prices. Since May 2001 the retail store prices in Brazil are no longer regulated.

     In January 2002, Petrobras refinery prices, which are the LPG prices charged by Petrobras to the distributors, were deregulated and have thereafter been freely established by Petrobras, although subject to government intervention when deemed appropriate, such as occurred between August 2002 and October 2002. In this new market, the refinery price tends to fluctuate according to the international markets, while the retail price depends on a number of factors, including the level of competition, brand recognition and the relative prices of the energy sources that compete with LPG. If we are not able to pass on increases in the refinery price to our customers by increasing the retail prices, our operating margins may be adversely affected.


   Ultragaz, our LPG distribution subsidiary, currently depends upon Petrobras for its supply of LPG.

     Prior to 1995, Petrobras benefited from a constitutional monopoly in the production and importation of petroleum products in Brazil. Although the Brazilian government removed Petrobras' monopoly from the Federal Constitution in November 1995, Petrobras effectively remains the sole provider of LPG in Brazil. See "Item 4. Information on the Company -- Business Overview -- Distribution of Liquefied Petroleum Gas -- Industry and Regulatory Overview." This may change in the future as LPG prices charged by Petrobras in the domestic market are similar to the prices charged in the international market. At present, however, any interruption in the supply of LPG from Petrobras immediately affects Ultragaz's ability to provide LPG to its customers.


   Currently we have no formal contract with Petrobras to supply LPG

     Ultragaz currently purchases all its LPG requirements from Petrobras although there is no formal LPG supply contract between the parties. The agreements for ordering and purchasing LPG from Petrobras are generally common to all LPG distributors - including Ultragaz. There have been no significant interruptions in the supply of LPG by Petrobras to the distributors with the exception of 1995 due to a 15-day strike by Petrobras employees. However we cannot guarantee that there will be no significant interruptions to LPG supplies in future.


   LPG competes with alternative sources of energy.

     LPG competes with natural gas, wood, diesel, fuel oil and electric energy. Natural gas is currently less expensive than LPG for industrial consumers who purchase large volumes, but more expensive for residential consumers, since its supply requires significant investments in pipelines. In 2003, the overall Brazilian LPG market decreased by 5.7% in part due to an increase in the use of natural gas. The development of alternatives sources of energy in the future may adversely affect the LPG market and consequently, our business, financial results and results of operations. See "Item 4. Information On the Company -- Business Overview -- Distribution of Liquefied Petroleum Gas -- Competition."


   The acquisition of Shell Gas LPG Brasil ("Shell Gas") is subject to Brazilian regulations and other anti-trust rules.

     Ultragaz is subject to regulation under Brazilian anti-trust rules. For this reason, the acquisition of the LPG distribution operations of Shell Gas is subject to approval by the Brazilian anti-trust authorities. The process is in the first of three phases of examination by the Brazilian anti-trust authorities. We cannot assure that the anti-trust authorities will approve the acquisition and the impact of such action in Ultrapar, in future.

   Ethylene, the principal raw material used in our petrochemical operations, comes from limited supply sources.

     Oxiteno, our subsidiary involved in the production and sale of chemical and petrochemical products, purchases its principal raw material, ethylene, from two of Brazil's three naphtha crackers, which are the sole sources of ethylene in Brazil. Braskem S.A. ("Braskem") supplies all of our ethylene requirements at our plant located at Camacari, and Petroquimica Uniao S.A. ("PQU") supplies all of our ethylene requirements at our plant located at Maua. Because of its characteristics, ethylene is difficult and expensive to store and transport, and cannot be easily imported into Brazil. Therefore, like other second-generation petrochemical companies, Oxiteno is almost totally dependent on ethylene produced at Braskem and PQU for its supply of ethylene. In 2003, Brazilian ethylene imports totaled 13,423 tons, representing less than 1% of Brazil's installed capacity.

     Due to ethylene's chemical characteristics, Oxiteno does not store significant quantities of ethylene, and reductions in supply from Braskem and PQU would have an immediate impact on our production and results of operations. We have a supply contract with Braskem, which expires in 2012, setting forth the volume of ethylene that Braskem will supply and the amount that Oxiteno will purchase. Unlike Braskem, PQU usually does not enter into long-term supply contracts with its customers. If we further expand our production capacity, there is no assurance that we will be able to obtain additional ethylene from Braskem and PQU.

     Unlike PQU, which acquires all of its naphtha requirements from Petrobras, Braskem made investments in its plant and equipment that allowed it to import approximately 25 to 30% of its naphtha requirements in 2003, thus reducing its dependence of supplies from Petrobras.

     While Braskem and Companhia Petroquimica do Sul ("Copesul"), the third naphtha cracker in Brazil imported naphtha during 2003, Petrobras is still the principal supplier of naphtha to crackers in Brazil, and any interruption in the supply of naphtha from Petrobras to the crackers could adversely impact their ability to supply ethylene to Oxiteno.


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

     The price of ethylene, which is the principal component of Oxiteno's cost of goods sold in the petrochemicals business, is directly linked to the price of naphtha which, in turn, is largely linked to the price of crude oil. Consequently, ethylene prices are subject to fluctuations in international oil prices. A significant increase in the price of crude oil and, consequently, naphtha and ethylene, could have a material adverse effect on our results of operations.

   The reduction in import tariffs on petrochemical products can reduce our competitiveness in relation to imported products.

     Final prices paid by importers of petrochemical products include transportation costs and tariff rates. Consequently, tariff rates imposed by the Brazilian government affect the prices we can charge for our products. The Brazilian government's negotiation of commercial and free trade agreements, principally with NAFTA and the European Union may result in reductions in Brazilian import duties on petrochemical products and may reduce the competitiveness of our products vis-a-vis imported petrochemical products.


   Our insurance coverage may be insufficient to cover losses that we might incur.

     The operation of any chemical manufacturing plant and the distribution of petrochemicals, as well as the operations of logistics of oil and chemical products and LPG distribution involve substantial risks of property contamination and personal injury and may result in material costs and liabilities. We maintain insurance policies that cover material damages caused by leakages of toxic substances and other events that we are able to eliminate within 72 hours. The occurrence of losses or other liabilities that are not covered by insurance or that exceed our insurance limits could result in significant unexpected additional costs.


   We may be adversely affected by the imposition and enforcement of more stringent environmental laws and regulations.

     We are subject to stringent environmental laws and regulations in Brazil. Changes in these laws and regulations, or changes in the enforcement policy of existing laws and regulations, could adversely affect us. In addition, it is possible that new laws or additional regulations will come into force, or that the relevant enforcement agencies will seek a more stringent interpretation of existing laws and regulations that would require us to spend additional funds on environmental matters in order to continue to keep our plants and operations in compliance with current legislation.


   The production of petrochemicals and chemicals is inherently hazardous.

     The complex manufacturing operations we perform at our plants involve a variety of safety and other operating risks, including the handling, production and transportation of highly inflammable, explosive and toxic materials. Equipment breakdowns, natural disasters, and delays in obtaining imports or required replacement parts or equipment can also affect our manufacturing operations. We cannot completely eliminate the risks inherent in the production process.


   We are currently controlled by our senior management, which substantially limits the ability of non-management shareholders to control the direction of our business.

     Until the end of 2004, our senior management indirectly controls, approximately 67% of our voting share capital through their control of Ultra S.A. This level of control enables the management to elect the majority of our directors and to determine the outcome of substantially all actions requiring shareholder approval. See "Item 7. Major Shareholders and Related Party Transactions -- Major Shareholders -- Shareholders' Agreement of Ultra S.A."


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

ITEM 4.           INFORMATION ON THE COMPANY


A.   History and Development of the Company

     Ultrapar Participacoes S.A. ("Ultrapar") is a sociedade anonima incorporated under the laws of the Federative Republic of Brazil. It has operations in LPG distribution, through Ultragaz, chemical production through Oxiteno and logistics of oil and chemical products through Ultracargo.

     We were incorporated on December 20, 1953, with our origins going back to 1937, when Ernesto Igel founded Companhia Ultragaz S.A and brought LPG to be used as cooking gas in Brazil using cylinders acquired from Companhia Zeppelin. The gas stove began to replace the traditional wood stoves and to a lesser degree, kerosene and coal gas, which dominated the Brazilian kitchens at the time.

     In 1966, Transultra Armazenamento e Transporte Especializado Ltda ("Transultra") was formed to satisfy the demand for high quality transportation services and focused in both the transportation and storage of chemicals, petrochemicals and LPG. In 1978, Terminal Quimica de Aratu - Tequimar ("Tequimar") was founded for the specific purpose of operating the storage business. Transultra and Tequimar are the operating subsidiaries of Ultracargo.

     We were also pioneers in developing the Brazilian petrochemicals industry with the creation of Oxiteno in 1970, located in the Maua petrochemical complex in Sao Paulo. In 1986, Oxiteno established its own research and development center in order to respond to specific customer needs.

     Today, we have a significant market presence in the business areas in which we operate. We are the leader in LPG distribution in Brazil through Ultragaz with a 24.3% market share, according to data prepared by Sindigas, the Brazilian Association of LPG distributors. We deliver LPG to an estimated 7.5 million households using our own vehicle fleet and also approximately 4,200 independent retailers. We are the only manufacturer of ethylene oxide and its derivatives in Brazil, with an extensive business in the domestic and international markets. Our petrochemical operations supply more than 30 market segments, particularly agricultural chemicals, food, cosmetics, leather, detergents, packaging for beverages, thread and polyester filaments, brake fluids, petroleum, paints and varnishes. Through Ultracargo, we are the leading logistics operator in the chemical and fuel products segments in Brazil. We offer integrated multimodal transportation, loading and unloading services and the management of third party fleets. Our high storage capacity together with the strategic location of our assets, facilitates product movement along an integrated multimodal logistics system.


Investments in Permanent Assets and Deferred Charges

     We have made substantial investments in our operations in the last five years. At Ultragaz, we have invested heavily in LPG bulk delivery distribution, restructuring our distribution logistics. We have also invested in the construction of filling plants over the past five years, expanding geographically our operations to give an almost nationwide coverage. At Oxiteno, we have invested in increasing installed production capacity and in the modernization of the industrial plants. Ultracargo has been investing in storage facilities and in its truck fleet in response to strong demand for logistic infrastructure in Brazil, deregulation of the oil and oil products industry and the strong growth in the international trade in vegetable oils and alcohol. In 2003, capital expenditures focused on the construction of the Santos and Tatui Intermodal Terminals, the Liquid Fuels Terminal in Montes Claros and fleet expansion. We have invested in information technology at all our businesses for integrating processes, improving the quality of information, increasing the response time in decision making and improving our services.

     The following table shows our capital expenditures in permanent assets and deferred charges in the years indicated below:

                                                  Year Ended December 31,
                                          -------------------------------------
        Company                            2003(1)         2002          2001
        -----------------------------     --------       ---------    ---------
                                            (in millions of reais)
        Ultragaz                             114.4         130.6         148.2
        Oxiteno                               58.1          55.8          42.9
        Ultracargo                            41.5          36.2          11.9
        Others2                                0.3           0.2           0.1
        Total Capex                          214.3         222.8         203.1
                                          --------       -------       -------
        Disposals                             (7.4)         (4.5)         (9.3)
        Total Capex, net of disposals        206.9         218.3         193.7
                                          ========       =======       =======


Equity Investments

     To maintain our growth and consolidate our position in the markets where we operate, in 2003 we acquired the Brazilian LPG distribution operations of Royal Dutch/Shell N.V. - Shell Gas, and also the chemical products assets of Berci Group in Mexico - CANAMEX.

     CANAMEX
     On December 4, 2003 we concluded the acquisition of the chemical business of the Berci Group (CANAMEX), a Mexican specialty chemicals company. CANAMEX has 2 plants in Mexico (Guadalajara and Coatzacoalcos), with an installed production capacity of 52,800 tons/year. The product line is similar to the products manufactured by Oxiteno, and in the case of some markets, complementary. At the time of acquisition, CANAMEX was operating at 25% of its installed capacity. The rationale behind the acquisition was to establish a greater presence in the Mexican petrochemical market and create a production and distribution platform for the United States. The acquisition amount was US$
10.25 million, without assuming any residual debt.

     Shell Gas
     On August 8 2003, we acquired the LPG distribution operations of Royal Dutch/Shell N.V. in Brazil, becoming leader in this segment with a 24.3% market share, according to data prepared by Sindigas, the Brazilian Association of LPG distributors. At the time of the acquisition, Shell Gas had an approximately 4.5% market share with six filling plants in the states of Sao Paulo, Minas Gerais, Bahia, Rio Grande do Sul and Goias. The acquisition price was R$ 170.6 million and included the purchase of 100% of the shares of Shell Gas, without assuming any residual debt. Approval from the Brazilian anti-trust authority
(CADE) for this acquisition is pending at the time of the writing.

     Corporate Restructuring
     On December 20, 2002, we completed a corporate restructuring process which we began on October 15, 2002. The effects of the corporate restructuring were:

o merger of Gipoia Ltda, a company which held a 23% direct stake in Companhia Ultragaz S.A. and was owned by Ultra S.A., into Ultrapar, increasing Ultrapar's ownership in Ultragaz to 100% from 77% of total share capital. Ultrapar issued approximately 7.8 billion common shares in connection with this merger.

o Ultrapar's "incorporation" of shares issued by Oxiteno, increasing Ultrapar's ownership in Oxiteno to 100% from 48% of total share capital. The holders of approximately 12 million of Oxiteno's shares elected to exchange their shares for shares in Ultrapar, triggering the issue of approximately 5.4 billion common shares

----------------------------------
1    Net of R$ 7.9 million of exchanged assets
2 Includes expenditures relating to maintenance of our headquarters which is performed by our wholly-owned subsidiary Imaven Imoveis e Agropecuaria Ltda.

     and 3.4 billion preferred shares by Ultrapar. We paid R$ 208.0 million representing approximately 13 million shares to Oxiteno's minority shareholders who exercised their statutory withdrawal rights.

     The table below shows the effects of the corporate restructuring in our share capital:

                                        Total capital            Number of shares
                                        (in millions   ------------------------------------
                                           of reais)     Common shares      Preferred shares      Total shares
-------------------------------------    ----------    ----------------   -----------------   -----------------

As of December 31, 2001                       433.9      37,984,012,500      15,015,987,500      53,000,000,000

Shares issued for:
Merger of Gipoia                               38.5       7,850,603,880           -               7,850,603,880

"incorporation" of Oxiteno's shares           191.6       5,430,005,398       3,410,659,550       8,840,664,948

                                         ----------    ----------------   -----------------   -----------------
As of December 31, 2002                       664.0      51,264,621,778      18,426,647,050      69,691,268,828
                                         ==========    ================   =================   =================

     Oxiteno Nordeste
     In March 2002, Oxiteno made a tender offer for the acquisition of the shares of its subsidiary Oxiteno Nordeste S.A. Industria e Comercio, known as Oxiteno Nordeste. The tender offer was completed on April 16, 2002, through the acquisition of 93,871 shares of Oxiteno Nordeste by Oxiteno, representing approximately 73.3% of the shares held by minority shareholders. Oxiteno increased its share ownership from 97% to 98.9% for approximately R$4.4 million.

     Transultra
     On May 23, 2001, we acquired the 35% voting interest of Transultra that we did not already own, from Petrobras Distribuidora S.A. We made this acquisition through our wholly owned subsidiary, Ultracargo, in an auction held at Bovespa. We paid the minimum price at the auction, which was R$21 million. Of that amount we paid 5% in cash, and the remaining 95% with government securities, that we acquired at a 62.7% discount for this purpose.

     Share Repurchase Program
     In October, 2001, the board of directors approved a share repurchase program under which we can acquire our own preferred shares at market price and hold them in treasury for subsequent sale or cancellation. During 2003 and 2002, we acquired a total of 87.9 million and 20.2 million preferred shares, respectively. From January 1, 2004 to May 31, 2004, we acquired a total of
183.8 million preferred shares.

     The following table shows our principal equity investments, in our companies and in new companies, for the indicated periods:

                                              Year Ended December 31,
                                       ------------------------------------
                    Company             2003(3)       2002          2001
                    ---------------    ---------   ----------    ----------
                                                 (in millions of reais)
                    Ultragaz              171.1           -            -
                    Oxiteno                32.5         212.6          0.1
                    Ultracargo              -             -           13.7
                    Others4                 2.1           0.4          -
                                       ---------   ----------    ----------
                    Total                 205.7         213.0         13.8
                                       ---------   ----------    ----------


     Our principal executive office is located at Avenida Brigadeiro Luis Antonio, 1343, 9(0) andar, 01317-910, Sao Paulo, SP, Brazil. Our telephone number is 55-11-3177-6482. Our Internet website address is http://www.ultra.com.br. Our agent for service of process in the United States is C.T. Corporation System, located at 1633 Broadway, New York, New York 10019.


B.   Business Overview

     We are one of the leading Brazilian corporate groups with net annual sales of more than R$ 4 billion. We have more than 6,000 employees and operate throughout practically the entire country. We are the largest LPG distributor in Brazil, and we estimate to be the seventh largest in the world based on volumes sold. Oxiteno is the only producer of ethylene oxide and of some of its derivatives in the Mercosur area. We are also especially active in providing logistical services for chemical and petrochemical products.

     Through Ultragaz, which sells LPG throughout Brazil except the Amazon region, we are the market leader in key states such as Bahia and Sao Paulo with a market share of 45% and 42%, respectively. In 2003, total sales exceeded 1.3 million tons of LPG. Ultragaz was responsible for 65.6% of our consolidated net revenue in 2003.

     In 2003, Oxiteno, which produces ethylene oxide, solvents and specialty chemicals, reported total sales of 474 thousand tons of petrochemicals. The chemical segment accounted for 30.9% of our consolidated net revenue in 2003.

     Ultracargo operates through a fleet of approximately 500 trucks. In the storage segment, Ultracargo has warehouses at port terminals and rail junctions used in the handling of chemical products, with a storage capacity of 207,781 m3. The logistics operation was responsible for 3.5% of consolidated net revenues in 2003.


     Our Strategy and Objectives

     Our principal objective is to create shareholder value. For this purpose, we seek to consolidate our presence in our chosen markets through growth opportunities, that allow for sustained expansion in our businesses, excellence in performance and profitability as well as improved technology in products and processes, while at the same time maintaining strong cash flows and a solid financial position.


-----------------------------
3 The difference between principal equity investments (excluding share repurchase program) of R$ 203.6 million above, and "Business combinations, net of cash acquired", of R$ 134.6 million shown in the 2003 Consolidated Statements of Cash Flows is substantially comprised of cash acquired and settlement of debt of Shell Gas (included in "Cash Flows from Financing Activities - Loans from Affiliated Companies")

4 Share repurchase program, included in the Consolidated Statement of Cash Flows under "Cash Flow from Financing Activities - Other"

     Our three businesses share certain values that drive their strategy:

     1) People - To motivate, attract and retain talent;

     2) Clients - To establish and maintain strong relationships with clients by understanding their current needs, anticipating their future requirements and providing continuous enhancement of products and services, at competitive prices;

     3) Costs - To continually reinforce a culture of providing high-quality products and services while maintaining rigorous cost control.


     Our Competitive Advantages

     We believe Ultragaz's principal competitive advantages include:

o strong brand name recognition, associated with quality, safety and efficiency;

o market concentration in the principal Brazilian population centers thus boosting economies of scale in distribution logistics and resulting in cost efficiencies;

o detailed knowledge of the Brazilian market, in part based on Ultragaz's involvement at all levels of LPG distribution to its clients; and

o    a highly efficient distribution network.


     We believe Oxiteno's principal competitive advantages include:

o its position as the sole producer of ethylene oxide and its derivatives in the Mercosur area;

o    its large production capacity in excess of Brazilian demand

o its operational flexibility which enables it to optimize its sales mix in line with market conditions;

o    its plants which employ technologically advanced production processes;

o its advanced research and development centers for improving production processes and product uses; and

o    its highly skilled labor force.


     We believe Ultracargo's principal competitive advantages include:

o its unique position as the only company in the market equipped to offer integrated transportation services and storage for the chemical products and fuels segment;

o    the location of its assets, and;

o    the commitment to operational safety.

The following map shows the geographic location of our operations:


                                [GRAPH OMITTED]



     The following table shows social and economic indicators for the principal states in Brazil in which we operate:

-------------------------------------------------------------------------------
State                     Population         Percentage of     Per Capita GDP
                         (in millions)       Brazilian GDP       (in reais)
-------------------------------------------------------------------------------
Rio Grande do Sul            10.2                7.73              8,341
Parana                        9.6                5.99              6,882
Sao Paulo                    37.0               33.67              9,995
Rio de Janeiro               14.4               12.52              9,571
Minas Gerais                 17.9                9.64              5,925
Espirito Santo                3.1                1.96              6,931
Goias                         5.0                1.97              4,316
Bahia                        13.1                4.38              3,680
Sergipe                       1.8                0.54              3,310
Alagoas                       2.8                0.64              2,485
Pernambuco                    7.9                2.64              3,673
Ceara                         7.4                1.89              2,794

-------------------------------------------------------------------------------
Source: Instituto Brasileiro de Geografia e Estatistica (IBGE) - Censo 2000

     Distribution of Liquefied Petroleum Gas

     Industry and Regulatory Overview

     LPG is a fuel derived from the oil and natural gas refining process. In Brazil, refineries produced approximately 80% of local demand in 2003 and the remaining 20% was imported. LPG has the following primary uses in Brazil:

o    Bottled segment: used primarily by residential consumers for cooking;

o Bulk segment: used primarily for cooking and water heating in shopping malls, hotels, residential buildings, restaurants, laundries and hospitals.

     The following chart shows the process for LPG distribution:

                                [GRAPH OMITTED]


     In 2003, the bottled segment represented 74% of the LPG distributed in Brazil, and was primarily used for cooking. The use of LPG for domestic heating in Brazil is immaterial compared with its use in other developed and emerging countries, primarily because of Brazil's generally warm climate. Consequently, consumer seasonality throughout the year is significantly smaller. In addition, because LPG is not used to a significant extent for domestic heating in Brazil, overall consumption of LPG per capita is lower in Brazil compared to countries where domestic heating is a major element of LPG demand, making low distribution cost a major competitive differential in the market for Brazilian LPG.

     Prior to 1990, extensive governmental regulation of the LPG industry essentially limited the use of LPG to domestic cooking. Since 1990, enacted regulations allow for the use of LPG for certain commercial and industrial uses and the use of LPG has increased accordingly.

     The primary international suppliers of LPG are major oil companies and independent producers of both natural gas liquids and oil. However, due to Petrobras' monopoly over the production and importation of petroleum and petroleum products until the end of 2001, Petrobras is currently the sole de facto supplier of LPG in Brazil.

     Currently, the LPG distribution industry in Brazil consists of 15 LPG distribution companies or groups of companies, and is regulated by the National Oil Agency, or ANP, which reports to the Ministry of Mines and Energy. The LPG distribution industry includes purchasing LPG from Petrobras, filling LPG cylinders and bulk delivery trucks at filling stations, selling LPG to end users, controlling product quality and providing technical assistance to LPG consumers. See "The Role of the ANP."

     LPG produced by Petrobras, which represented approximately 80% of total demand in Brazil in 2003, is transported in pipelines and by trucks from Petrobras' production and storage facilities to filling stations maintained by LPG distributors. The balance is imported by Petrobras into Brazil and stored in large storage facilities maintained by Petrobras. The imported LPG is then transported from the storage facilities by pipeline and truck to the LPG distributors' filling stations.

     LPG can be delivered to end users either in cylinders or in bulk. The cylinders are filled in the LPG distributors' filling stations. Distribution to the bottled segment is conducted through the use of cylinders via two principal channels:

     o    home delivery of LPG cylinders; and

     o    the sale of LPG cylinders in retail stores and at filling stations.

     In both cases, the cylinders are either delivered by the LPG distributors themselves or by independent dealers.

     Bulk delivery is the principal delivery method to large volume consumers, such as residential buildings, hospitals, small and medium businesses and industries. In the case of bulk delivery, LPG is pumped directly into tanker trucks at filling stations, transported to customers and pumped into a bulk storage tank located at the customer's premises.

     As of December 2003, the four largest LPG distributors in Brazil were:

     o    Ultragaz;

     o Agip do Brasil S.A., known as AgipLiquigas, a subsidiary of AgipPetroli SpA, an Italian conglomerate;

     o Nacional Gas Butano Ltda., known as Butano, which is controlled by a Brazilian family; and

     o Supergasbras S.A., known as Supergasbras, which is jointly controlled by SHV Energy and the founding Brazilian family.

     The Role of the Brazilian Government. The Brazilian government historically regulated the sale and distribution of LPG in Brazil. The period from 1960 to 1990 was characterized by heavy governmental regulation, including price controls, regulation of the areas in which each LPG distributor could operate, regulation of the services offered by distributors and governmental quotas for the LPG sold by distributors, thus restricting the growth of larger LPG distributors. In 1990, the government started a deregulation process with the purpose of establishing a largely unregulated LPG market. This process included easing the requirements for the entry into the market of new distribution companies, reducing certain administrative burdens and removing restrictions on the areas in which distributors could conduct their business and on sales quotas. There are currently no restrictions on foreign ownership of LPG companies.

     Since May 2001, distributors are allowed to freely establish retail prices, which were previously set by the government. Until the end of 2001, the LPG refinery price, which is charged by Petrobras to all LPG distributors, was determined by the government and was the same for all LPG distributors in all regions of Brazil. Historically, refinery prices have been subsidized by the government. In January 2002, the government abolished subsidies to refinery prices, creating a new tax system, the CIDE, which equalized the tax charges on the local market with the exported product in order to open up the market for LPG. Consequently, from January 2002, Petrobras started to freely price LPG in the domestic market and adopted the international price plus surcharges as its benchmark. However, in August 2002, the ANP intervened in the prices fixed by Petrobras for the bottled segment, fearing the effects of the increases in international LPG prices. This policy continued through October 2002, when the ANP control was lifted and Petrobras was once again able to set its own prices for LPG. In 2003, Petrobras' average refinery price was approximately US$
313.17 per ton compared with the average international price of US$ 299.10 per ton.

     The Role of Petrobras. Petrobras, Brazil's national oil and oil products company, has had a legal monopoly in the exploration, production, refining, importing and transporting of crude oil and oil products in Brazil and Brazil's continental waters since its establishment in 1953. This monopoly was confirmed in Brazil's federal constitution enacted in 1988. As a result, Petrobras was historically the sole supplier in Brazil of oil and oil-related products, including naphtha and LPG.

     In November 1995, Petrobras' monopoly was removed from the federal constitution by a constitutional amendment approved by the Brazilian Congress. According to this amendment, other state and private companies would be able to compete with Petrobras in virtually all fields in which Petrobras operated. This amendment was implemented through Law No. 9,478, dated August 6, 1997, which effectively allowed Petrobras' monopoly to continue for a maximum period of three years. Law No. 9,478 prescribed that the termination of Petrobras' monopoly would be accompanied by the deregulation of prices for oil, gas and oil products, and created a new regulatory agency, the ANP, to oversee oil-related activities. However, in practice, Petrobras still remains the sole LPG supplier in Brazil, even though there are no legal restrictions to the operation of other suppliers.

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

     In order to operate in Brazil, an LPG distributor must be licensed with the ANP and must comply with certain minimum operating requirements, including:

     o    maintenance of sufficient LPG storage capacity;

     o    maintenance of an adequate quantity of LPG cylinders;

     o    use of cylinders stamped with the distributor's own brand name;

     o    have its own filling plant;

     o    appropriate maintenance of LPG filling units;

     o distribute LPG exclusively in areas where it can provide technical assistance to the consumer either directly or indirectly through an authorized dealer;

     o full compliance with the Unified Suppliers Registration System - Sistema Unico de Cadastramento Unificado de Fornecedores - SICAF.

     LPG distributors are required to provide the ANP with monthly reports showing their previous month's sales and the volume of LPG ordered from Petrobras for the next four months. The ANP limits the volume of LPG that may be ordered by each distributor based on the number of cylinders and infra-structure owned by the distributor. Based on the information provided by the distributors, Petrobras supplies the volume of LPG ordered, provided its production and imports of LPG are sufficient to meet the demand.

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

     The Self-Regulatory Code. In August 1996, most of the Brazilian LPG distributors, representing more than 90% of the market, cylinder manufacturers, LPG transportation companies and certain LPG retail stores, under the supervision of the Brazilian government, entered into a statement of intent regarding the establishment of a program for "requalifying" LPG cylinders (a process under which they undergo safety and quality checks) and other safety procedures, known as the "Self-Regulatory Code" or Codigo de Auto-Regulamentacao. See "Cylinder Swapping and Requalification Centers." Before the Self-Regulatory Code came into effect, certain LPG distributors, not including Ultragaz, would fill cylinders stamped with another distributor's brand. This practice resulted in a low level of investment in new cylinders, giving rise to concerns regarding the safety of older cylinders. The Self-Regulatory Code provides, among other things, that:

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

     Ruling 334 sets forth the following timetable for the implementation of the measures adopted under the Self-Regulatory Code:

     o the construction of at least 15 cylinder swapping centers, starting in November 1996 (See "-- Cylinder Swapping Centers - Requalification of Cylinders);

     o    the filling of third-party cylinders to have ceased by October 1997;

     o by November 1, 2006, the requalification of 68.8 million cylinders manufactured up to 1991; and

     o by November 1, 2011, the requalification of 12.8 million cylinders manufactured between 1992 and 1996.

     Ultragaz itself is required to requalify 13.8 million cylinders by November 2006 and an additional 1.3 million cylinders by November 2011. As of December 31, 2003, Ultragaz had requalified 9.2 million cylinders.

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

     The distributors are also subject to federal, state and local laws and regulations that prescribe occupational health and safety standards. In accordance with such laws and regulations, it is mandatory for distributors to prepare reports on their occupational health and safety records on an annual basis to the local office of the Ministry of Labor in each of the states in which they operate. In addition, they are also subject to all federal, state and local governmental regulation and supervision generally applicable to companies doing business in Brazil, including labor laws, social security laws, and public health and consumer protection laws. See "--Environmental Matters."


     Ultragaz

     We distribute LPG through Ultragaz. Founded in 1937, the company was the first LPG distributor in Brazil and at present is the leading company by sales volume in the Brazilian LPG market.

     Ultragaz operates in the bottled and bulk segments, nation-wide, including the most highly populated states in Brazil, such as Sao Paulo, Rio de Janeiro and Bahia. The company sells LPG to the bottled segment through its own retail stores and through independent dealers as well as its own truck fleet, which operates on a door-to-door basis. The bulk segment is serviced through its own truck fleet.

     In August 2003, Ultragaz acquired Shell Gas, Royal Dutch/Shell N.V.'s LPG operations in Brazil for R$ 170.6 million, a price which included the purchase of the company's total equity without taking on any debt. Shell Gas had about 4.5% market share in Brazilian LPG distribution, selling approximately 287 thousand tons of LPG in 2002. With the acquisition, Ultragaz has become the Brazilian market leader in LPG. In 2003, Ultragaz sold 1.36 million tons of LPG, ending the year with a 24.3% share of the Brazilian market and about 41.9% of the market in Sao Paulo state, which is the largest economy in Brazil, representing approximately 34% of the Brazilian GDP and has a population of approximately 37 million. With the acquisition, Ultragaz has also improved its economies of scale for distribution and reduced its logistics cost. The acquisition was presented to the Brazilian anti-trust authority (CADE). We are currently awaiting CADE's final approval of the acquisition.

     History. Ultragaz was founded in 1937 and introduced the use of LPG for domestic cooking to the Brazilian population. In this period, Brazilians used wood stoves and, to a lesser extent, alcohol, kerosene and coal gas stoves. When Ultragaz began operations, it had a fleet of three trucks and 166 customers.

     Ultragaz has four operating subsidiaries:

o Companhia Ultragaz S.A., or Cia Ultragaz, the company that pioneered our LPG operations;

o Bahiana Distribuidora de Gas Ltda. - Bahiana, which is a wholly-owned subsidiary of Ultragaz.

o Shell Gas, acquired in August 2003 and subsequently, renamed SPGas Distribuidora de Gas Ltda.; and

o Utingas Armazenadora S.A., or Utingas, which was incorporated in 1967 when Ultragaz and other LPG distributors joined to construct LPG storage facilities based in the states of Sao Paulo and Parana. Ultragaz currently controls 56% of the storage operations. See "LPG Storage".


     Markets and Marketing

     When Ultragaz began its operations, it served only the southeast region of Brazil. Currently, Ultragaz is present in all of Brazil's significant population centers, with the exception of the Amazon region. Ultragaz provides this service through 16 filling plants in its principal operating areas.

     The following table shows Ultragaz's LPG sales volumes by region, as well as certain financial information relating to Ultragaz for the periods indicated:

                                                Year Ended December 31,
                                   ---------------------------------------------
LPG Sold                                2003            2002            2001
---------------------------------  ------------   ---------------   ------------
                                   (in thousands of tons, except where otherwise
                                                      indicated)


Sao Paulo                                 414             293             307
Rio de Janeiro                            158             130             104
Southern Central Region                   501             483             544
Northeast                                 289             397             390
     Total                              1,362           1,303           1,345
     -----                              -----           -----           -----

Net sales (1)                         2,622.7         1,942.7         1,381.1
Operating income (1)                    113.2           143.2           101.1

(1) In million of reais.

     Distribution in the bottled LPG segment includes direct home delivery and retail stores, both carried out by the company or its dealership network In this segment, 13 kg ANP (National Oil Agency) approved cylinders are used. In Ultragaz's case, the cylinders are painted blue which we believe is an important element in recognizing the "Ultragaz" brand. The company's operating margins in the bottled segment vary from region to region and reflect market share and distribution channel in the region.

     Until recently, Ultragaz's sales strategy for bottled LPG delivery was to increase market share through geographical expansion as well as protecting and incrementing market participation in regions where the company already operated. With the acquisition of Shell Gas, Ultragaz became the Brazilian market leader in LPG, intensifying its strategy of investing in the brand and protecting market share. The LPG bottled market in Brazil is a mature one and Ultragaz believes that growth in demand will be a function of increasing number of households consuming the product and the level of household income.

     Distribution to the bulk segment is largely carried out through 190 Kg storage tanks installed on its clients' premises. Since 1994, Ultragaz has been investing in small/medium size bulk delivery facilities and in bob-tail trucks, known as UltraSystem, which deliver LPG in bulk to commercial clients. Ultragaz's clients in the commercial sector include shopping centers, hotels, residential buildings, restaurants, laundries and hospitals. Ultragaz's trucks supply client's stationary tanks using a system that is quick, safe and cost effective.

     Ultragaz's industrial clients are made up mostly of companies in the food, metallurgical, steel and ceramics industries that have large fixed tanks at their plants and consume monthly volumes in excess of 5 tons of LPG. These clients represent a very small portion of Ultragaz's sales volume since, in the case of large volume consumers, Ultragaz is competing with other more competitive energy sources such as natural gas.

     Ultragaz supplies its bulk delivery clients on the basis of supply contracts with terms ranging from two to five years. This type of contract limits fluctuations in sales given that the installation of the tanks is carried out by Ultragaz, and any change in supplier would imply the client reimbursing Ultragaz's investments. The contract also requires that any tank supplied by Ultragaz may only be filled with LPG delivered by the company. When the bulk delivery contract expires, it can be renegotiated or the tank removed. Since the installation of the tank represents a significant investment for Ultragaz, the company seeks to achieve a return on its investment within the term of the contract.

     The company's strategy in the bulk segment is to continue its process of product and service innovation and in increasing the profile of its trade-mark. Ultragaz also has a team to verify needs of each client in the large bulk segment and develop practical solutions for using LPG as an energy source.


     The table below shows Ultragaz's sales of LPG to clients in the bottled and bulk markets:

                                               Fiscal year ending December 31
                                           -------------------------------------
Client Category                              2003          2002          2001
---------------------------------------    ---------     ---------     ---------
                                                    (in thousands of tons)
   Bottled LPG Segment via Cylinder:
     Residential Delivery by Ultragaz         114.4          78.4          86.5
     Ultragaz Retail Stores                     5.0           4.7           5.6
     Independent Dealers(1)                   770.6         715.2         733.7
                                           ---------     ---------     ---------
Total bottled segment                         890.0         798.3         825.8
                                           ---------     ---------     ---------
Total bulk segment                            472.0         504.3         519.1
                                           ---------     ---------     ---------
Total Sales                                 1,362.1       1,302.6       1,344.9
                                           =========     =========     =========

(1) Includes residential deliveries and distribution through retailers' stores.

     Distribution Infrastructure

     Ultragaz's distribution strategy includes having its own distribution infrastructure, since it believes being close to customers is a significant factor in successful distribution and sales strategies. The services associated with Ultragaz's home deliveries strongly influence the ranking of the "Ultragaz" brand name in the bottled market. Ultragaz seeks to expand its home delivery services by having its delivery personnel provide safety recommendations to household customers and by scheduling deliveries on the same week-day in each covered area. In both bottled and bulk segments deliveries are made by employees wearing Ultragaz uniforms, and driving vehicles with Ultragaz's logo. Ultragaz, in partnership with consumer goods companies, distributes samples of soap and shampoo, among other things, captivating its customers and adding value to its services. On December 31, 2003, of Ultragaz's 4,560 employees, 1,958 worked in the LPG transportation and distribution areas.

     Ultragaz delivers LPG to the bottled segment using a distribution network, which includes 65 company-owned retail stores, and approximately 4,200 independent dealers. Ultragaz has a fleet of 762 trucks for delivering gas cylinders to homes and commercial establishments. Ultragaz' retail stores are distributed as follows:

     o    17 in the southern central region;

     o    21 in Sao Paulo;

     o    17 in Rio de Janeiro; and

     o    10 in the northeastern region.

     Bottled sales capacity derives from the number of cylinders owned by Ultragaz and the number of cylinders owned by its independent dealers. Ultragaz estimates that as of December 31, 2003, there were 20 million 13 kg Ultragaz cylinders in the market.

     Independent Dealers. Ultragaz's independent distribution network ranges from large dealers, which carry out extensive home delivery, to single retail stores, which sell small quantities of LPG cylinders. Until the enactment of Rule 297 of ANP on November 18, 2003, independent dealers needed only to be registered with ANP for the sale of LPG cylinders. No licenses were required except for those required by the fire department and the municipal authorities. Rule 297 established that the independent dealers must be registered with ANP and comply with a list of pre-requisites contained in such rule, as well as those required by law for the storage of cylinders up to 90 kg. Also, each municipality sets forth its own safety regulations applicable to stores that sell LPG, including a minimum distance from certain locations, such as schools. As of December 31, 2003, Ultragaz had 2,142 distributors in the southern central region, 949 distributors in the southeast region, and 1,103 distributors in the northeast region. In 2003, approximately 87% of Ultragaz's bottled LPG sales were made through independent dealers.

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

     In order to strengthen the relationship with its network of independent dealers, Ultragaz has created the project SOMAR - Marketing Solutions Applied to Independent Dealers, recommending changes to their operating procedures, helping to improve the efficiency of their operations and encouraging the adoption of best practices. Ultragaz believes that improving the efficiency of independent dealers is a key factor to improve the profitability of the distribution chain of LPG.

     Distribution Channels to Bulk Consumers. Large bulk distribution, classified by Ultragaz as consumption of more than 5 tons per month and comprised almost exclusively of industrial users, is made by tanker trucks that deliver the LPG directly to the storage tanks located at the customers' premises. Small bulk distribution, classified by Ultragaz as consumption of between 0.5 and 5 tons per month and comprised of commercial users and smaller industrial users, is made primarily by bob-tail trucks, to enable delivery to be made to commercial users whose tanks are not readily accessible by traditional bulk delivery equipment. Ultragaz uses the UltraSystem trade name in connection with its small bulk distribution through bob-tail trucks. Ultragaz makes bulk sales directly to customers using its own fleet and transportation provided by Ultracargo and by third parties.

     Payment Terms. Ultragaz's sales through its retail stores and through home delivery are made on a cash basis. Ultragaz's sales to independent dealers and to industrial and commercial users have payment terms of 10 to 30 days.


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

     Prior to the establishment of the swapping centers, Ultragaz incurred significant costs associated with the return of its cylinders, as it did not follow the widespread industry practice of filling third-party cylinders. Ultragaz estimates its costs relating to swapping centers and cylinder returns were approximately R$6.6 million, R$ 6.2 million, and R$4.8 million in 2003, 2002, and 2001, respectively. As the swapping centers costs are shared amongst LPG distributors, Ultragaz's costs from the return of cylinders were significantly reduced when the swapping centers were created, but have since then increased due to Ultragaz's geographic expansion.

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

     In 2003, Ultragaz carried out approximately 85% of its requalification operations in its own plants.

     Supply of LPG

     Currently, Ultragaz purchases LPG exclusively from Petrobras although there is no formal LPG supply contract between the parties. The agreements for ordering and purchasing of LPG from Petrobras are generally common to all LPG distributors - including Ultragaz. There have been no significant interruptions in the supply of LPG by Petrobras to the distributors with the exception of 1995 due to a 15-day strike by Petrobras employees.

     It is possible that LPG distributors, including Ultragaz, could diversify their supply sources as a result of the end of Petrobras' monopoly, the equalization of the tax on domestic and imported LPG and the matching of Petrobras' prices with prevailing prices in the international market.

     Storage of LPG

     Ultragaz's storage capacity is limited. Based on its 2003 average LPG sales, Ultragaz can store approximately two and a half days' supply of LPG. Petrobras maintains approximately three and a half days' supply of LPG at its refineries and other facilities. Accordingly, any interruption in the production of LPG can result in shortages, such as the one that occurred during the Petrobras strike in 1995.

     Ultragaz's total storage capacity of 18.8 thousand tons includes its storage capacity at its filling plants of 14.6 thousand tons, and its proportional share of the storage capacity at Utingas of 4.2 thousand tons.

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

     Utingas. Utingas is an LPG storage company, owned 56% by Ultragaz and 44% owned by other LPG distributors. Utingas has a total LPG storage capacity of
7.5 thousand tons. Its storage facilities are located in the city of Santo Andre, in the state of Sao Paulo, representing 6.4 thousand tons of storage capacity, and in the city of Araucaria, in the state of Parana in the south of Brazil, representing 1.1 thousand tons of storage capacity. According to Utingas' by-laws, each of its shareholders is entitled to use Utingas' total storage capacity in proportion to such shareholder's equity ownership, and at an agreed basic price. Currently Ultragaz uses only 2.5 thousand tons of the
4.2 thousand tons of storage capacity that it is entitled to at Utingas facilities. Any storage capacity which is not used by Utingas' shareholders pursuant to their basic entitlements, is leased by Utingas at market rates. In 2003, Utingas' net sales, excluding sales to Ultragaz, were R$5.3 million, representing approximately 0.2% of Ultragaz's net sales on a consolidated basis.

     Future Storage Requirements. Due to the historical Petrobras monopoly in the production and importation of LPG, LPG distributors have historically not made substantial investment in storage capacity. Nevertheless, Ultragaz believes that a LPG distributor that decides to diversify its supply of LPG through importation will have to increase its storage capacity because the importation of LPG would only be economically viable if carried out on a large scale. Ultragaz's management believes that Ultragaz has several alternatives to address storage capacity including joint ventures, joint investments with other LPG distributors and possible contracts with Petrobras for using existing storage facilities.

     Competition

     Ultragaz's main competitors are:

     o AgipLiquigas, an Italian oil and gas conglomerate, which has been operating in the Brazilian LPG distribution sector for more than 40 years;

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

     The following table sets forth the market share of Ultragaz and its competitors:

                                       Year Ending December 31
                                       -----------------------
LPG Distributor               2003               2002               2001
---------------               ----               ----               ----
Ultragaz(*)                   24.3%              19.6%              19.3%
AgipLiquigas                  21.4%              21.2%              20.7%
Butano                        19.0%              19.4%              19.0%
Supergasbras                  12.7%              12.8%              13.2%
Minasgas                      10.9%              10.5%              10.4%
Others                        11.7%              16.5%              17.4%
Total                        100.0%             100.0%             100.0%

             (*) Includes sales volume of Shell Gas in 2003
             Source: Sindigas

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

     The bottled market for LPG is a mature market with relatively low consumption growth and thus competition is largely based upon attempts by LPG distributors to increase market share at the expense of their competitors. LPG distributors in the bottled market compete primarily on brand awareness and reliability of delivery and the service provided to customers. Ultragaz believes that it is competitive in these aspects. Since per capita consumption is small, low distribution costs is the critical factor in dictating profitability. Therefore, LPG distributors largely compete on the basis of efficiencies in distribution and delivery as all LPG distributors currently purchase all of their LPG requirements from Petrobras, and as Petrobras' refinery price charged to the distributors is the same to all LPG distributors. Ultragaz's principal markets, including the cities of Sao Paulo, Salvador and Curitiba, contain heavy concentrations of residential consumers and therefore distribution to this market can be carried out with great economies of scale resulting in lower distribution costs to Ultragaz. Additionally, Ultragaz enjoys low distribution costs to the bulk segment through UltraSystem.

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

     While fuel oil is less expensive than LPG, LPG has performance and environmental advantages over fuel oil in industrial use. When compared to other energy sources, LPG is a clean, portable and economic alternative. Natural gas is currently less expensive than LPG for large volume industrial consumers, although substantially more expensive than LPG in the bottled market. In addition, providing natural gas requires significant investments in distribution infrastructure.

     The following chart provides a comparison between the consumer prices charged for LPG in Brazil and consumer prices of other energy sources in U.S. dollars per million of BTU, the British Thermal Unit, as of December 2003:


                                [GRAPH OMITTED]


     (1) The price of natural gas for industrial purposes is based on a monthly consumption of 300 thousand tons.


     From January 2002, the LPG refinery price charged by Petrobras to its distributors was set at international market levels. This change has meant that domestic prices are now affected by the fluctuations in prices on the overseas market as well as foreign exchange rate variation. The Real's deprecation against the US dollar increased the ex-refinery price of LPG by approximately 123% in 2002, resulting in a 5% decline in consumption in the Brazilian market in the same year. This increase in LPG prices during 2002 continued to impact sales volume in 2003, which together with the average loss in disposable incomes in Brazil, translated into a 5.7% decline. Ultragaz posted a 4.6% growth in sales volumes during 2003, principally due to the acquisition of the LPG distribution business of Shell in Brazil in August 2003. Ignoring the additional volume from the acquisition of Shell Gas, Ultragaz posted an approximately 4.3% decline in sales volume.

     The following graph shows LPG annual sales volume for the Brazilian market and Ultragaz for the periods indicated:

                  [GRAPH OMITTED]            [GRAPH OMITTED]

     Tax Exemption Status

     Pursuant to legislation which provides tax relief for industries located in the northeast region of Brazil, Ultragaz benefits from an income tax exemption on operating income with respect to the filling plants at Mataripe, Juazeiro and Suape expiring in 2003, 2004 and 2007, respectively as well as a reduction of 25% on operating income at the filling plants in Ilheus and Aracaju, valid through 2008. The company filed a request in December 2003 on behalf of the Mataripe plant to the Northeast Development Agency - ADENE (responsible for this tax relief program) seeking a 75% reduction in income tax until 2012 for this base. On April 30, 2004, ADENE issued its report approving the reduction of 75% in income tax up to 2012. This report was submitted for the approval of the Brazilian Federal Revenue Authorities (Receita Federal), which is expected to announce its decision within 120 days from submission date. Should this period elapse without any such announcement then the reduction is considered as approved. Should this request not be approved, the reduction in income tax at this unit will be 25% through 2008 and 12.5% from 2009 to 2013. Bahiana has requests under analysis with the Federal Revenue Authorities relating to the Caucaia base, which, once approved, would represent a reduction of 75% of income tax until 2012 for this base. This reduction was approved by the Brazilian Internal Revenue Service on April 16, 2004. Tax exemptions amounted to R$ 3.7 million, R$ 5.4 million, R$ 1.6 million in 2003, 2002 and 2001 respectively. Amounts which are payable as income tax are charged to income and credited to a reserve account in shareholders' equity. We cannot guarantee that there will be no amendments to the current tax legislation.

     Environmental Matters

     Ultragaz is subject to the Brazilian federal, state and local laws and regulations relating to the protection of the environment. Pursuant to specific regulation, each of Ultragaz's filling plants is required to obtain operating permits from the state environmental agencies and from the fire department. See "-- Industry and Regulatory Overview."

     Quality

     Ultragaz was the first Brazilian company to accept responsibility for the safety of its cylinders and campaign for the self-regulation of the gas distribution sector. The company is still the only Brazilian LPG distributor with ISO (International Standards Organization) certification for excellence in quality management. All its filling plants are ISO 9001 certified and the plants at Piraja in the state of Bahia, Caucaia in the state of Ceara, Pouso Alegre in the state of Minas Gerais and Sao Jose dos Campos and Santos, in the state of Sao Paulo.

     Insurance

     Ultragaz maintains adequate insurance policies covering a number of risks to which it believes to be exposed, including damages and/or losses caused by fire, lightning, explosion of any nature, flooding, aircraft crashes and electrical damage, covering the filling plants and satellite stations, and also the pipelines owned and/or used by Utingas.

     Our third party insurance covers all the Ultrapar companies and comprises two policies: one policy covers minor events and has a limit of R$ 1 million and the other covers possible events of a more serious nature and has a limit of US$ 150 million. The entire plan covers damages and/or losses that can eventually be caused to third parties due to accidents related to Ultragaz's commercial and industrial operations and/or distribution and commercial products and services.

     Ultragaz's management and its advisors believe that this insurance coverage is in line with industry standards in Brazil.


     Petrochemicals and Chemicals

     Overview of the Sector and Applicable Regulations

     The petrochemical industry transforms crude oil or natural gas into widely used consumer and industrial goods. The Brazilian petrochemical industry is generally divided in three sectors, depending on the stage of transformation of the petrochemical raw material. The companies that operate in these different stages are known as first, second and third generation companies.

     First Generation Companies. Brazil's first generation companies, which are referred to as "crackers", break down or "crack" naphtha (a by-product of the oil refining process), their principal feedstock, into basic petrochemicals. In Brazil, the crackers supply their naphtha requirements from Petrobras and through imports. Currently, Petrobras is the only Brazilian producer of naphtha. The basic petrochemicals produced by the crackers include olefins, primarily ethylene, propylene and butadiene and aromatics, such as benzene, toluene and xylenes. Braskem S.A, Companhia Petroquimica do Sul, known as Copesul, and Petroquimica Uniao, known as PQU, -- Brazil's three crackers -- sell these basic petrochemicals to second generation companies. The basic petrochemicals, which are in the form of either gases or liquids, are transported to the second generation companies through pipelines for further processing.

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

     There are approximately 50 second generation companies operating in Brazil, including Oxiteno. The intermediate petrochemicals are produced in solid form (as plastic pellets or powders) and in liquid form and are transported through roads, railroads or by ship to third generation companies.

     Third Generation Companies. Third generation companies, known as transformers, purchase the intermediate petrochemicals from the second generation companies and transform them into final products, including:

     o polyester - a byproduct of PTA and ethylene glycol (ethylene glycols are byproducts of ethylene oxide)

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

     The southern complex, located in the municipality of Triunfo in the state of Rio Grande do Sul, is based around the raw materials cracker, Copesul, and includes 7 second generation companies. Copesul has an ethylene production capacity of 1.135 million metric tons per annum. Oxiteno does not purchase ethylene from Copesul.

     The following map shows the location of Brazil's petrochemical complexes:

                                [GRAPH OMITTED]

     Structure of the Chemical and Petrochemical Sectors. The current structure of the petrochemical complexes reflects the plan developed by the Brazilian government during the 1970s, to establish a domestic petrochemical industry to serve Brazilian markets. First and second generation companies are located closely to each other to integrate the common use of facilities and to optimize raw material supply. Historically, production capacity expansions at these facilities tend to be coordinated to ensure that demand meets the supply of petrochemicals. The infrastructure that developed around or near the complexes further fostered the interdependence of first and second generation companies, as limited facilities were constructed to facilitate the transportation and storage of feedstock for importation or exportation.

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

     In 1992, the Brazilian government began a privatization program that significantly reduced its interests in, and influence over, the petrochemical industry, particularly with respect to first and second generation companies. This program was designed to increase private investment in the petrochemical industry and to spur its consolidation and rationalization. As a result of privatization auctions, the Brazilian government's voting interests in Copesul, Braskem (formerly known as Copene), and PQU has been reduced, and the second generation companies' voting interest in the crackers has increased. In December 31, 2003 the government held 7.8% of Braskem's voting capital, 17.4% of PQU's voting capital and 15.6% of Copesul's voting capital.

     In July 2001, the Odebrecht and Mariani groups acquired control of Copene with the intent of consolidating in one single company, Braskem, Copene's activities and those of second generation petrochemical companies held by them (OPP, Trikem, Polialden and Nitrocarbono). As the sole ethylene oxide producer in Brazil, Oxiteno does not compete with those second generation companies.

     Role of Petrobras. Naphtha is the raw material used in Brazil for the production of basic petrochemicals such as ethylene and propylene. Petrobras is still the only producer and the most important naphtha supplier in Brazil, even though its legal monopoly ended in August 2000. See "-- Distribution of Liquefied Petroleum Gas -- Industry and Regulatory Overview" for a discussion of the termination of the Petrobras monopoly. Due to the constraints of Petrobras' refining capacity, Braskem imports directly 25% to 30% of its naphtha requirements and Copesul imports 45% to 50%.

     Naphtha prices have been freely negotiated since August 9, 2000. In July 2000, the naphtha price was 9% above the Amsterdam, Rotterdam and Antwerp Region price, known as the ARA price, which is the international reference price. Currently, domestic naphtha prices are approximately US$ 4.7/ton (2%) higher than the ARA price.

     Environmental, Health and Safety Standards. Petrochemical companies are subject to Brazilian federal, state and local laws and regulations governing the protection of the environment. At the federal level the main regulators are the Brazilian Institute of the Environment and Renewable Natural Resources, or Instituto Brasileiro de Meio Ambiente e Recursos Naturais Renovaveis -- IBAMA, and CONAMA.

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

     Oxiteno

     We operate in the chemical segment through the second generation company, Oxiteno, a wholly owned subsidiary of Ultrapar. Oxiteno is the only Brazilian producer of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers and methyl-ether-acetates, and also a major producer of specialty chemicals. With the exception of a small factory in Venezuela, Oxiteno is the only ethylene oxide producer in South America. Its products are used in a broad range of industrial sectors, such as polyester, packaging, paints, varnishes and cosmetics. In 2003, Oxiteno sold 474 thousand tons of chemical and petrochemical products.

     Oxiteno's strategic focus is to provide a broad coverage of the ethylene oxide and derivates market, maintaining a leading position in these markets that strengthens barriers to entry.

     Products and Markets

     Oxiteno's products can be divided into two principal groups: (i) commodity chemicals, which are generally higher-volume products, with standard features and (ii) specialty chemicals, which tend to be lower-volume products sold on the basis of chemical composition and suitability to meet a particular end-use requirement. Oxiteno's principal commodity chemicals are ethylene oxide, several derivatives of ethylene oxide, including ethylene glycol, ethanolamines, glycol ethers and glycol ether acetates, and MEK. Oxiteno's principal specialty chemicals include a wide variety of products that are used as surfactants, softeners, dispersants, emulsifiers and hydraulic fluids.

     The following chart outlines the principal raw materials used by Oxiteno and their intermediate and final products.

                                [GRAPH OMITTED]

     Supply of ethylene constitutes an entry barrier to new ethylene oxide producers in the country since the current production capacity of ethylene by Brazilian crackers is committed to existing second generation companies, and significant investments are needed for the construction of a new cracker. In addition, the characteristics of ethylene oxide (highly inflammable at room temperature and atmospheric pressure), make importing of this product generally uneconomical. However, ethylene oxide derivatives are regularly imported by the major international petrochemical companies and by international and domestic trading companies.


     The following table sets forth Oxiteno's sales volume for each category of its products for the periods indicated.

                                               Year Ended December 31,
                                    -------------------------------------------
Category                                2003            2002            2001
-------------------------------     ------------    -----------    ------------
                                                  (in metric tons)

Commodities
Ethylene Oxide                          12,461          12,293         12,907
Ethylene Glycols                       241,373         224,663        248,570
Etanolamines                            21,004          18,389         18,180
Glycol Ethers                           30,203          25,450         23,637
Acetates                                20,770          15,253         17,674
Metil-Etil-Ketone                       29,945          31,609         24,544
                                    ------------    -----------    ------------
Total                                  355,756         327,657        345,512
                                    ------------    -----------    ------------

Specialty
Blends                                  16,437          13,655         12,110
Ethyoxylated Alcohols                   13,304          11,793         12,866
Ethyoxylated Alkyphenols                28,376          27,652         27,216
Ethyoxylated Fatty Esters                4,703           3,551          3,639
Polyethyleneglycols                      7,279           6,666          5,098
Sulfonates / Sulfates                   24,363          23,912         23,350
Others (1)                              22,967          18,577         15,850
                                    ------------    -----------    ------------
Total                                  117,429         105,806        100,129
                                    ------------    -----------    ------------

CANAMEX(2)                                 966

Total                                  474,151         433,463        445,641
                                    ============    ===========    ============

Exports(3)                             191,139         169,717        188,957
Domestic Market                        283,012         263,746        256,684

(1) Includes Alcohols, Catalysts, EO/PO, Fatty Esters, Other Ethhoxylates, Other Formulae, Polymerics.

(2)  Sales volume in December, 2003

(3)  Includes CANAMEX sales volume


     Commodity Products

     The following are Oxiteno's principal commodity products and their principal uses and markets.

     Ethylene oxide. Ethylene oxide is a colorless and highly flammable gas at room temperature and atmospheric pressure. Ethylene oxide is produced in a continuous production process by gaseous phase catalytic partial oxidation of ethylene by oxygen at high temperature and pressure. In 2003, Oxiteno used approximately 96% of its ethylene oxide production in the production of derivatives and sold the remaining 4% to other petrochemical companies.

     Ethylene glycols. The principal ethylene glycol produced by Oxiteno is mono-ethylene glycol, known as MEG. Oxiteno also produces di- and tri-ethylene glycol. Mono-ethylene glycol is a clear, non-flammable, non-volatile liquid at room temperature and atmospheric pressure. Ethylene glycols are produced in a continuous process from an ethylene oxide solution. In 2003, approximately 58% of the ethylene glycol produced by Oxiteno was sold to chemical companies for the manufacture of polyester fibers and polyethylene terephthalate known as PET, with the remainder sold for use in the production of antifreeze, brake fluids, solvent and other chemicals.

     Ethanolamines. Ethanolamines, comprising mono-, di-, and tri-ethanolamines, are clear, non-flammable, non-volatile liquids at room temperature and atmospheric pressure. Ethanolamines are produced in a continuous process whereby ethylene oxide and ammoniacal solutions are fed to a multiple-stage tubular reactor. Ethanolamines are largely used in the manufacture of surfactants and in gas purification for removal of acid gases, such as carbon dioxide and hydrogen sulfide. Mono-ethanolamine is also used in the manufacture of ethyleneamines and surfactants. The major markets for di-ethanolamine are for natural gas stabilization and surfactants and herbicides production. Tri-ethanolamine is widely used in surfactants. A major end user of surfactants is the detergent market.

     Glycol ethers. Ethylene oxide-based glycol ethers are clear, flammable and volatile liquids at room temperature and atmospheric pressure. Glycol ethers are produced by combining ethylene oxide with an anhydrous alcohol, usually methyl, ethyl or butyl alcohol. In 2003, substantially all of the glycol ethers produced by Oxiteno were sold for use as solvents for formulations such as paints, inks and cleaning fluids, with the remainder sold for use in non-solvent applications, including use as an anti-icing agent in jet fuel, as fluids for hydraulic systems, and as chemical intermediates for plasticizers and other compounds.

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

     Specialty Chemicals. The following table sets forth Oxiteno's principal specialty chemical products and their principal uses and markets.

Major Markets                  Specialty Chemicals                        Uses
----------------------------   ----------------------------------------   ---------------------------------------
Detergents                     Alkylbenzene sulfonic acids,               Dispersants, solubilizing agents,
                               alkylsulfates, alkyl ether sulfates,       emulsifiers, foam stabilizers,
                               ethoxylated alkylphenols, ethoxylated      adjuvants, moisteners, detergent bases
                               fatty alcohols, polyethyleneglycols,
                               alkanolamides, betaines,
                               sulphosuccinates, block copolymers EO/PO
Agricultural Chemicals         Ethoxylated fatty amines, ethoxylated      Emulsifiers, moisteners, dispersants,
                               alkylphenols, alkyl ether sulfates,        humectants
                               blends, naphthalene sulfonate,
                               ethoxylated vegetable oil, copolymers
                               EO/PO
Cosmetics                      Alkyl sulfates, alkyl ether sulfates,      Emollients, densifiers, emulsifiers,
                               betaines, ethoxylated fatty alcohols,      foam stabilizers, adjuvants, moisteners,
                               polyethyleneglycols, alkanolamides,        detergent
                               ethoxylated sorbitan esters, sorbitan
                               fatty esters
Foods                          Sorbitan fatty esters, ethoxylated         Emulsifiers, stabilizers, dispersants
                               sorbitan esters
Textiles                       Ethoxylated alkylphenols, ethoxylated      Antistatic agents, lubricants,
                               fatty alcohols, ethoxylated vegetable      softeners, emulsifiers, antifoamers,
                               oils, ethoxylated fatty amines             mercerizing additives, humectants, low
                                                                          foam detergents
Leather                        Ethoxylated alkylphenols,                  Depilatory agents, degreasers,
                               polyethyleneglycols, naphthalenes,         dispersants, softeners, synthetic tannins
                               sulfonates
Oil Field Chemicals            Block copolymers EO/PO, condensed          Dispersants, surfactants, emulsion
                               naphthalenes, sulphonates, sorbitan        preventers
                               fatty esters

     The Brazilian petrochemicals industry seeks to prioritize demand from the domestic market, where there is greater value added, although sales are also made to the overseas market. While Oxiteno sells the larger part of its commodities and specialty chemicals in Brazil, production capacity exceeds domestic market demand, the company exporting surplus production to more than 48 countries in Asia, Latin America, Europe and North America. The company maintains production capacity above local demand for strategic reasons. In 2003, 2002 and 2001, 29%, 26% and 28% of Oxiteno's gross revenues were from exports.

     Domestic Sales. The following table shows Oxiteno's domestic market sales volumes by market segment for the periods indicated:

                                           Year Ended December 31,
                              -------------------------------------------------
Market sector                     2003             2002                2001
---------------------------   ------------     -------------       ------------
                                             (in metric tons)

Polyester                         72,660             74,149             83,632
Paints and varnishes              15,169             16,594             16,465
Chemical Industries               26,495             23,968             22,994
Detergents                        18,908             19,171             21,365
Hydraulic fluids                  24,024             21,592             15,188
Agricultural chemical             19,491             12,352             11,920
Resins                            16,946             18,168             17,441
Cosmetics                         15,709             16,482             15,285
Leather / Paper                   13,148             11,592              7,725
Textiles                           5,387              5,314              4,822
Food                               3,031              2,714              2,765
Oilfield applications              4,698              4,810              5,117
Distributors                      39,971             27,984             25,533
Others (1)                         7,375              8,856              6,432

                              ------------     -------------       ------------
Total domestic market            283,012            263,746            256,684
                              ============     =============       ============

     (1) Includes catalyzers, civil construction, pharmaceutical and veterinary product manufacturers.


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

     Oxiteno's sales force in the domestic market consists of 40 persons, organized by industry sector. In 2003, over 86% of Oxiteno's sales in the domestic market were made directly by its sales force. The remaining sales, mainly to smaller regional customers, were made through independent dealers.

     Oxiteno's principal customers in the domestic market include Mossi-Ghisolfi (former Rhodia Ster), which principally purchases ethylene glycols, Clariant S.A., which principally purchases ethylene oxide and ethoxylated products, and Industrias Gessy Lever Ltda (Unilever), which principally purchases surfactants. In 2003, Oxiteno's ten largest customers in the domestic market accounted for 42% of domestic market revenues. Oxiteno believes that by distributing its products to a variety of markets it is able to protect itself, to a certain extent, from the effects of a decrease in economic activity in any particular market.

     Export Sales. The following table sets forth Oxiteno's sales by volume in tons for each geographic market served by Oxiteno in the periods indicated.

                                                    Year Ended December 31,
                                    ----------------------------------------------------------
Market                                     2003               2002                  2001
----------------------------------  -----------------   -----------------   ------------------
                                            (in metric tons and percentage of the total)
Mercosur (not including Brazil)      53,343    28%          33,124    20%      51,043     27%
Remainder of Latin America            4,531     2%           3,909     2%       3,113      2%
Nafta                                12,463     7%          11,874     7%      30,177     16%
Europe                               21,644    11%          39,984    23%      31,247     16%
Africa                                7,656     4%           6,697     4%       5,321      3%
Far East                             87,296    46%          72,672    43%      67,714     36%
Pacific Region                        2,111     1%           1,317     1%         342      0%
Middle East                           1,130     1%             140     0%           0      0%

CANAMEX                                 966     0%

Total                               191,139   100%         169,717   100%     188,957    100%
                                   ========  =====        ========  =====    ========   =====

     Oxiteno exports a wide variety of chemical products including glycols, MEK, ethoxylated alkylphenols, glycol ether acetates, glycol ethers, ethanolamines, ethoxylated fatty amines and other ethoxylated products. In the international market, Oxiteno sells both to industrial customers, including Voridian Argentina S.R.L, Unilever de Argentina S.A. and Cognis S.A., as well as trading companies and other third-party distributors. Oxiteno's largest customer in the international market is a major European trading company for glycol, which accounted for approximately 29% of international revenues in 2003. In the same period, only two other customers individually accounted for more than 10% of Oxiteno's sales in the international market.

     With the acquisition in December 2003 of CANAMEX, a Mexican specialty chemicals company, Oxiteno expects to establish a growing presence in the Mexican market for specialty chemicals and create a distribution platform for its product sales to the United States. CANAMEX has two production units, manufacturing principally ethoxylates, which were operating at 25% production capacity on the acquisition date due to serious financial difficulties being faced by the company. Currently, about 81% of the company's sales are destined to the domestic Mexican market, largely for the food and textile segments. The remaining sales volume is exported, mainly to the United States.

     In 2003, Canamex's December sales' volume of 966 tons was incorporated in Oxiteno's results.

     In most cases, Oxiteno's sales prices for its commodity chemicals in the domestic and export markets are based on international contract prices rather than international spot prices. International contract prices are fixed by reference to published data regarding the price at which industry participants have sold the relevant product.

     In general, Oxiteno's operating margins on products sold in the international market are lower than operating margins for similar products sold in the domestic market. Nevertheless, Oxiteno deems it important to maintain a presence in international markets. Oxiteno intends to shift sales to the domestic market as local demand for its products increases, but will continue to export and will maintain its presence in the international market.

     Customers. Oxiteno's most important customers for its commodity chemicals are chemical companies, surface coating producers and polyester producers. In turn, the customers for specialty chemicals comprise a variety of industrial and commercial enterprises including brake fluid distributors, agrochemical producers, manufacturers of food additives and manufacturers of detergents and cosmetics.

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

     Oxiteno estimates that its Brazilian market share is approximately 70% on average. In the case of specialty chemicals, Oxiteno competes primarily with other Brazilian producers (which would buy ethylene oxide from Oxiteno) and pricing is a less decisive competitive factor than with true commodity chemicals, while conformity with specifications, product performance and reliability of service are comparatively more important. Access to technology and research and development are important factors with regard to conformity to specifications and product performance, especially in the development of new products to meet customers' needs. As Oxiteno's competitors have research and development resources, Oxiteno's strategy involves ensuring access to technology through its own research and development activity, licensing and joint ventures, if appropriate opportunities become available.

     Transportation and Storage

     As of December 31, 2003, Oxiteno had a total storage capacity of 73.1 thousand cubic meters, of which 42.9 thousand cubic meters were located in its plants and the remaining was leased from third parties. Oxiteno leases storage capacity from Ultracargo on an arm's length basis and also from unaffiliated storage companies.

     Raw materials such as ethylene, oxygen, heavy C4 and ammonia are transported to Oxiteno's plants by pipeline and other raw materials are transported by truck.

     In 2003, 54% of Oxiteno's products were transported directly to customers by truck and 7% were transported by truck to a sea terminal for coastal transportation to other ports in Brazil and further delivery by truck. The remaining 39%, representing most of Oxiteno's sales in the international market, were transported by ship.

     Raw Materials

     Oxiteno's principal raw material is ethylene. In 2003, ethylene was responsible for 52% of Oxiteno's variable costs of production and approximately 45% of its total cost of goods sold. Among Oxiteno's other raw materials, the principal include ethyl, butyl and lauryl alcohols, oxygen, acetic acid and rafinate II.

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

     Oxiteno has a long-term contract with Braskem relating to the volume of ethylene to be supplied to, and purchased by Oxiteno. This contract will expire in 2012. Pursuant to its terms, Braskem is required to supply Oxiteno with up to 197 thousand tons of ethylene per year, and Oxiteno is required to purchase at least 138 thousand tons per year. The contract does not provide a price for the ethylene, but provides that the price will be negotiated between the parties from time to time and will be the same for all buyers of ethylene. The price is currently established pursuant to a margin sharing mechanism between Braskem and its customers, including Oxiteno. In the case of PQU, Oxiteno, like other purchasers from PQU, does not have a long term contract relating to the volume or price of ethylene supplied.

     The following table sets forth information regarding Oxiteno's usage of ethylene at its Camacari and Maua plants for the periods indicated.

                                     Year Ended December 31,
                   ------------------------------------------------------------
Plant               2003         2002          2001         2000          1999
----------------   ------       ------        ------       ------        ------
                                      (in thousands of tons)
Camacari            189          165           185          173           183
Maua                 41           38            42           40            41


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

     First generation petrochemical companies undergo scheduled maintenance stoppages. Oxiteno anticipates these stoppages by building up inventory and provisioning costs. Oxiteno also uses these planned stoppages for regular maintenance work on its own plants and eventual substitution of catalyzers or for expansion in installed capacity. During the first half of 2002, there was a planned stoppage at Braskem's pyrolysis I unit for expanding installed ethylene capacity. Consequently, in the first quarter 2002, Oxiteno's ethylene quota was reduced by 32%. Problems involving the start-up extended the plant stoppage beyond schedule, restricting the volume of ethylene supplied in the second quarter of 2002 to 22% of the second quarter of 2001 volumes. In the second half of 2002 supplies were normalized. In July 2002, PQU shut down its plant for a scheduled stoppage, the first time in 6 years. Braskem's last scheduled downtime was in January 2004 and there were no problems in the re-start

     In 2003, Braskem and PQU had annual ethylene production capacity of 1.2 million tons and 500 thousand tons, respectively. See "Petrochemical Complexes
- Industry and Regulatory Overview."

     Price of Ethylene. The price of ethylene supplied by Braskem to Oxiteno for the production of goods to be sold in Brazil is determined by a margin sharing mechanism established in March 1997, and is the same for all of Braskem's ethylene customers. Prior to March 1997, the price of ethylene was negotiated between Braskem and its ethylene customers on a monthly basis.

     Under the margin sharing mechanism, the price paid for ethylene depends upon the weighted average market price charged by the ethylene customers in the Brazilian market during the previous month for a basket of goods derived from ethylene. The weight of each product in the basket depends upon the relative proportion of the total supply of ethylene used in the production of such product as compared with the other products in the basket. Certain cost elements are then deducted from the weighted average price. The remaining "margin" after the deduction of such cost elements from the average weighted price is shared between Braskem and the ethylene customers based on the respective investment of Braskem and such customers. The respective investments are calculated based on U.S. benchmarks rather than the actual investments of the parties.

     A different margin sharing mechanism is currently in place with respect to products produced from ethylene for the export market. Under this arrangement, the price paid for ethylene depends upon the gross margin of each export transaction of Braskem's customers. Subject to certain limits, the resulting margin is divided by 45% for Braskem and by 55% to the exporters.

     The following table shows Braskem and PQU listed prices for ethylene per metric ton for the periods indicated (the average for the indicated periods).

                                  Braskem (formerly Copene)          PQU
                                  ----------------------------  --------------
                                                      (R$/ton)
2003
------------------------------
First Quarter                                    1,944.00            2,009.33
Second Quarter                                   2,036.33            2,060.00
Third Quarter                                    1,555.33            1,703.33
Fourth Quarter                                   1,610.00            1,670.00
Maximum Price                                    2,439.00            2,280.00
Minimum Price                                    1,523.00            1,640.00
Year Average                                     1,786.42            1,860.67
2002
------------------------------
First Quarter                                    1,099.67            1,160.00
Second Quarter                                   1,263.67            1,268.67
Third Quarter                                    1,360.67            1,389.00
Fourth Quarter                                   1,716.33            1,671.33
Maximum Price                                    1,900.00            1,719.00
Minimum Price                                    1,056.00            1,134.00
Year Average                                     1,360.08            1,372.25
2001
------------------------------
First Quarter                                    1,138.33            1,247.67
Second Quarter                                   1,226.33            1,300.33
Third Quarter                                    1,253.00            1,314.67
Fourth Quarter                                   1,207.08            1,273.07
Maximum Price                                    1,360.00            1,397.00
Minimum Price                                    1,089.00            1,179.00
Year Average                                     1,206.19            1,283.93


     As naphtha accounts for approximately 73% of variable costs of ethylene production, fluctuations in the price of naphtha strongly influence fluctuations in the price of ethylene. Because the main determinant of the price of naphtha is the price of crude oil, the price of naphtha, and thus ethylene, is subject to fluctuations based on changes in the international oil price. The increases in the price of ethylene could affect Oxiteno's competitiveness in the petrochemical market. See "Item 3. Key Information -- Risk Factors -- Risks Relating to Ultrapar."

     The current price for naphtha paid by Brazil's naphtha crackers is negotiated between those crackers and Petrobras and is currently determined using a formula that leads to a domestic naphtha price that is approximately US$ 4.0 above the international price (ARA reference). See "--Industry and Regulatory Overview."

     Other Raw Materials. In 2003, other raw materials, principally oxygen, lauryl alcohol, ethanol, C4, butyl alcohol, acetic acid, alcohol, nonene, phenol, primary fatty amine, fusel oil and LAB accounted for approximately 35% of Oxiteno's variable costs and 30% of its total costs of sales (cost of goods sold).

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

     Tax-Exempt Status

     Pursuant to legislation which provides tax relief for industries located in the northeast region of Brazil, Oxiteno benefits from an income tax exemption on operating profits from sales of its products at the Camacari plant through 2006. Tax exemptions amounted to R$44.0 million, R$ 36.1 million, and R$ 22.9 million in 2003, 2002, and 2001 respectively. Amounts payable as income tax are charged to income and credited to a reserve account in shareholders' equity. After 2006, the income resulting from the Camacari plant operation will continue to benefit from a partial income tax exemption, resulting in an income tax rate of 19% until 2008 and 22% until 2013. After 2013, Oxiteno will be liable for the full tax rate, currently 25%. We cannot guarantee that there will be no amendments to the current tax legislation.

     Maintenance and Quality Control

     Oxiteno carries out a program of preventive maintenance at each of its plants and uses statistical analysis to help predict production problems. The stoppages due to the maintenance program take place at the same time as the stoppages for the change of the ethylene oxide catalyst. In the case of the ethylene oxide and ethylene glycol units at the Maua and Camacari plants, which have continuous production processes, maintenance is preferably scheduled for periods when the relevant cracker, which supplies ethylene to the plant, is scheduled to be shut down for maintenance. Each cracker is typically shut down for maintenance for a period of approximately 20 days every 36 to 48 months. The same happens to the Triunfo plant, which receives butane from Copesul. In the case of the other production units at such plants and the Tremembe plants, maintenance is performed during scheduled breaks in production. Oxiteno uses its own employees for specialized maintenance and uses third-party contractors for routine maintenance. In addition, Oxiteno has a team of employees responsible for quality control that operates continuously. As of December 31, 2003, Oxiteno had 101 employees engaged in maintenance.

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

     Our third party insurance covers each company of the Ultrapar group and comprises two policies: one policy covers minor events and has a limit of R$ 1million; the other policy covers possible events of a more serious nature and has a limit of US$ 150 million.

     Oxiteno's management and its advisors believe that this insurance coverage is in line with chemical and petrochemical industries standards in Brazil


     Logistics of Chemicals and Oil Products

     Ultracargo

     Ultracargo is the leader in integrated logistics - road transportation and storage services - for oil and chemical products in Brazil. Among the solutions the company offers, are road transportation facilities using its own and third party fleets, and storage services through warehousing facilities at port terminals and rail junctions for the handling of chemical and oil products. Transportation services include integrated multimodal transportation as well as the receiving and dispatching of customer's goods. Ultracargo also offers ship loading and unloading services, the operation of pipelines, logistics programming and installation engineering.

     Ultracargo operates a fleet of approximately 500 tanker trucks and provides transportation services to the LPG distribution and the chemical industries. It has a storage capacity of 207,781 m3, accounting for approximately 70% of all tank capacity for liquids at the Aratu terminal in the State of Bahia, which serves South America's largest petrochemical complex. Ultracargo is also present at the ports of Suape and Santos, and provides support facilities in Camacari and Paulinia. See "--Petrochemicals and Chemicals--Industry and Regulatory Overview."

     Ultracargo holds 100% of Transultra's voting capital and 80% of Tequimar's voting capital. The remaining 20% of Tequimar's voting shares is held by Ultrapar.

     The following table sets forth Ultracargo net revenues by region for the periods indicated:

                                     Year Ended December 31,
                 ---------------------------------------------------------------
                       2003                 2002                     2001
                 ----------------    ------------------       ------------------
                  Net Sales    %      Net Sales      %          Net Sales     %
                 ---------- -----    -----------  -----       ------------  ----
                            (in thousands of reais except percentages)
  North East       85,185     48%        71,757     54%           60,431     57%
  South East       87,637     49%        57,210     44%           43,305     41%
  South             4,290      3%         2,432      2%            1,592      2%
                 ---------- -----    -----------  -----       ------------  ----
  Total           177,112    100%       131,399    100%          105,328    100%
                 ========== =====    ===========  =====       ============  ====


     Ultracargo seeks to integrate the transportation and storage businesses by offering complete logistics solutions. Due to this combination, Ultracargo is the only company in the Brazilian market to offer integrated transport and bulk liquid and liquefied storage services to the petrochemical segment.

     An example of this integration is the new Paulinia intermodal terminal built by Ultracargo in the state of Sao Paulo in response to its strategic decision to manage bulk solids and to position itself as a logistics operator. The terminal provides storage for solid and liquid products as well as intermodal transportation. Today, its main activities include the storage of products originated from Argentina and the Camacari petrochemical complex for future distribution throughout Brazil.

     Ultracargo's history is one of pioneering logistics' solutions in the Brazilian market. It was the first company to install autotrack in trucks in 1994, enabling vehicles to be monitored in real time at any point of Mercosur. The company also implemented a radar operated tank measurement system in 1996, increasing the safety of product loading and unloading.

     In addition, Ultracargo has introduced Web-based systems allowing customers to monitor transportation and storage. These services include services such as e-cargo for producing customized reports and monitoring operations in real time and estoque.net, for consulting inventory positions - accessed through any Internet-enabled computer, which permits clients to effectively participate at all stages of transportation and storage.

     Ultracargo is also implementing the Integrated Transport System (SIT), which will result in a greater level of automation and control over transport operations. This system integrates data from all of its plants and branches through established dedicated lines, permitting the centralization of the data and the construction of a technological platform with a competitive edge in relation to the market.


     Transportation

     Ultracargo's principal market for transportation is the chemical industry, for which transportation is provided by truck between and among port terminals and first, second and third generation petrochemical companies operating at the various petrochemical complexes. Ultracargo has been establishing long-term relationships with key companies in the chemical industry, and provides its services on a negotiated basis with each individual customer.

     Ultracargo, through a fleet of tanker trucks, offers transportation services for LPG and chemical products in several major industrial regions in Brazil, as well as transportation services to Chile and Argentina. In 2003, Ultracargo operated a fleet of approximately 500 trucks and, in 2002 and 2003, transported 2,460 and 2,436 thousand tons, respectively.

     In the LPG distribution industry, Ultracargo provides transportation from Petrobras' facilities to filling stations of the distributors and between the distributors and their final industrial clients, although in this case, on a reduced scale.

     In 1997, Ultracargo began operating in the market for bulk transportation of solid products, an important segment of the transport business in the domestic market in which products are transported utilizing special silos and semi-trailers. Ultracargo believes that there are good opportunities for growth in this market. In 2003, Ultracargo transported approximately 200 thousand tons of solid products which accounted for approximately 9% of Ultracargo's 2003 revenues.


     Storage

     Ultracargo provides storage facilities to Braskem and most of the second-generation petrochemical companies in the Northeastern Petrochemical Complex, including Oxiteno. At the end of 2003, Ultracargo maintained five storage terminals - in Aratu and Camacari in the state of Bahia, in Paulinia and Santos in the state of Sao Paulo, and in Suape in the state of Pernambuco. Ultracargo has been investing in the expansion of storage capacity to meet demand for logistics infrastructure in Brazil. Currently, the company is investing in a new inter-modal terminal in Santos, and in early 2004 completed construction of an inter-modal terminal in Tatui in the state of Sao Paulo and is to inaugurate another in Montes Claros, in the state of Minas Gerais.

     The conclusion of the Santos Inter-modal Terminal, constructed in partnership with Crystalsev and Cargill/ Coinbra, is scheduled for the end of 2004. Ultracargo's investment in this terminal is budgeted at approximately R$ 60 million and has an occupied area of approximately 64,000 square meters and a total of 35,000 cubic meters of tankage space for chemical products. Crystalsev and Cargill/Coinbra are to invest in tankage space for 40,000 square meters of alcohol and 38,000 cubic meters of vegetable oils, respectively. This project will be Ultracargo's second port installation to integrate road, rail and maritime transportation systems, as in the case in Aratu.

     The new Montes Claros terminal will serve fuel distribution companies with a secondary distribution point. It will integrate road and rail systems and has a storage capacity of 4,400 cubic meters. The new Tatui terminal has a 2,250 square meter capacity and includes a branch rail link for the simultaneous unloading of four rail cars at a time.

     We believe that Ultracargo is the second largest company for chemical product and fuel storage, having approximately 19% of the total domestic tankage capacity for chemical products.


     Tax Exemption Status

     Pursuant to legislation which offers tax breaks to industries located in the North East region of Brazil, Ultracargo enjoys exemption from income tax on the total operating profits from its Aratu terminal as well as operating profits from acetic acids and butadiene product storage activities at the Suape Terminal, valid through 2003 and 2005, respectively. With respect to the Aratu terminal, in December 2003, the company filed a request with the Northeast Development Agency - ADENE, responsible for managing this fiscal incentives program, for a 75% reduction in income tax until 2012. On April 30, 2004, ADENE issued its report approving the reduction of 75% in income tax up to 2012. This report was submitted for the approval of the Brazilian Federal Revenue Authorities (Receita Federal), which is expected announce its decision within 120 days from the submission date. Should this period elapse without any such announcement then the reduction is considered approved. Should this not be approved, then this unit will be subject to income tax rate reduction of 25% through 2008 and 12.5% from 2009 through 2013. In 2003, 2002 and 2001, tax breaks totaled R$ 4.7 million, R$ 2.0 million and R$ 2.5 million, respectively. Values which are deducted for account of income tax are booked to the debit of the results account and to the credit of a shareholders' equity reserve account. We can give no assurance that the current legislation will not be altered.


     Quality

     In 2003, Ultracargo was reevaluated by SASSMAQ (Safety, Health, Environment and Quality Evaluation System), a program from ABIQUIM, the Brazilian Chemical Industries Association, as part of the Responsible Care Program. We were the first Brazilian company in the sector to go through this evaluation process. The purpose of the system is to ensure that service providers in this segment comply with the technical standards required by the chemical industry, thus reducing the risks in transportation and distribution. In addition, all the units have adapted their Quality Management System to ISO 9001:2000, in a process based on the continual upgrading and the servicing of specific customer needs.

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

     Our third party insurance covers each of the Ultrapar companies and comprises two policies: one policy covers minor events and has a limit of R$ 1million; the other policy covers possible events of a more serious nature and has a limit of US$ 150 million.

     Ultracargo's management and its advisors believe that the insurance maintained covers in all material respects the risks to which Ultracargo is exposed, and that it is consistent with industry practices in Brazil.

C.   Organizational Structure

The following chart shows our current organizational structure, including our principal intermediate holding companies and operating companies. Percentages represent approximate ownership of voting share capital and total capital (voting capital/total capital).

                                [GRAPH OMITTED]


Minority participations in Companhia Ultragaz are mainly held by NGButano (8% of voting capital).
Minority participations in Utingas are mainly held by Agip do Brasil and Supergasbras (31% and 7% of voting capital, respectively).


     We conduct LPG distribution through our subsidiary Ultragaz Participacoes Ltda., of which we own 100% of the total share capital. Ultragaz Participacoes Ltda. operates through its four primary subsidiaries, Companhia Ultragaz S.A., Bahiana, SP Gas and Utingas. The first three companies operate in the filling and distribution of LPG. Bahiana operates primarily in the northeast region of Brazil and Companhia Ultragaz together with SP Gas, serves the other Brazilian regions. Utingas is an LPG storage company, with facilities in the states of Sao Paulo and Parana.

     We conduct petrochemical and chemical activities through Oxiteno S.A., of which we own 100% of the total share capital. Oxiteno operates in the petrochemical and chemical segment directly and through its subsidiary, Oxiteno Nordeste S.A.. Oxiteno operates two plants located in the state of Sao Paulo, and Oxiteno Nordeste operates one plant in Camacari, in the state of Bahia, and a second plant in Triunfo, in the state of Rio Grande do Sul. Canamex was acquired in December 2003 and has two plants in Mexico,

     Ultracargo conducts chemical products and fuel logistics through its subsidiaries Transultra and Tequimar, respectively. Transultra provides transportation services throughout Brazil, as well as in Argentina and Chile. Tequimar maintains storage facilities at four port terminals located near two of the main petrochemical complexes in Brazil: Camacari and Sao Paulo.

D.   Property, Plants and Equipment

     Ultragaz

     Plant. Ultragaz's LPG distribution network includes 16 filling plants. Ultragaz also operates LPG storage bases, known as satellite bases for supplying our trucks. LPG is carried to the filling plants either via gas pipelines from Petrobras' installations, or by tanker truck. When LPG transportation is via gas pipeline the bases are known as primary and when transportation is via tanker truck, the bases are known as secondary. Ultragaz maintains storage facilities for LPG cylinders and satellite bulk distribution plants at strategic locations in order to maintain supplies closer to its customer bases and thus to reduce transportation costs. Substantially all of the LPG transported by truck from Petrobras to Ultragaz's secondary plants is transported by Ultracargo's fleet of tanker trucks on an arm's length basis. LPG is stored in the filling plants in large LPG storage tanks with a capacity of 60 tons per tank. In the case of LPG to be delivered in bulk, the LPG is pumped directly from the storage tanks into the bulk tankers. In the case of LPG to be delivered in cylinders, the LPG is pumped from the storage tanks into a number of filling heads, which deliver the LPG cylinders.

     The following table sets forth the total current storage and total filling capacity and monthly actual filling volumes during 2003 for each of Ultragaz's primary and secondary filling stations and satellite stations.


    Location             Base            Type       Total Storage           Filling        Filling average    Spare Capacity
                                                       Capacity            Capacity
                                                        (tons)           (ton / month)       (ton/month)       (% capacity)
---------------------------------------------------------------------------------------------------------------------------

Southeast        Capuava              Primary                    720          13,136                11,656             11%
                 Santos               Primary                    986           3,727                 2,809             25%
                 Sao Jose dos Campos  Primary                    960           5,164                 3,856             25%
                 Rio de Janeiro       Primary                    500           6,650                 5,240             21%
                 Barueri              Secondary                1,500           4,100                 4,220               -
                 Araraquara           Satellite                   60
                 Sao Paulo            Satellite                  600
                 Maua                 Satellite                  480
                 Pouso Alegre         Satellite                   60

Southern-Central Paulinia             Primary                  1,428          11,786                 8,832             25%
Area             Araucaria            Primary                    240           9,677                 6,623             32%
                 Canoas               Secondary                  720           3,752                 2,588             31%
                 Betim                Secondary                  938           4,316                 3,409             21%
                 Ribeirao Preto       Secondary                  180           3,950                 4,350               -
                 Goiania              Secondary                  360           3,512                 1,906             46%
                 Sao Jose do Rio      Satellite                   60
                 Preto
                 Aracatuba            Satellite
                                                                 180
                 Bauru                Satellite
                                                                  60
                 Cascavel             Satellite                  120
                 Londrina             Satellite
                                                                  60
                 Blumenau             Satellite
                                                                  60
                 Chapeco              Satellite
                                                                  60
                 Florianopolis        Satellite                   60
                 Joinville            Satellite                   60
                 Caxias do Sul        Satellite
                                                                  60
                 Joacaba              Satellite
                                                                  60
                 Dois Vizinhos        Satellite                   60
                 Palhoca              Satellite                   32
                 Ponta Grossa         Satellite                   57
                 Sorocaba             Satellite                  115

Northeast        Mataripe             Primary                  1,380          11,563                 9,352             19%
                 Suape                Primary                    500           3,292                 3,402               -
                 Caucaia              Secondary                  420           4,164                 3,675             12%
                 Aracaju              Secondary                  240           4,169                 2,355             44%
                 Ilheus               Secondary                  360           3,861                 2,274             41%
                 Maceio               Satellite                  692
                 Juazeiro             Satellite                   60
                 Joao Pessoa          Satellite                   60
                 Piraja               Satellite                   60

TOTAL                                                         14,608          96.819                76,547             21%
                                                            ---------       --------              ----------         -----

     In addition, Ultragaz maintains headquarters in the city of Sao Paulo and regional offices in the areas in which it operates. Ultragaz also maintains 65 retail stores, including outlets at each of its plants.

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

     Ultragaz has a number of alternative sources of supply for most types of cylinders and tanks. Each cylinder manufactured for Ultragaz is stamped with the Ultragaz logo and the month and year of manufacture by the manufacturer. In 2003, the average market price per cylinder for 13kg cylinders, 20kg cylinders and 45kg cylinders was approximately R$45.42, R$237.00 and R$184.20, respectively.

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


     Oxiteno

     Oxiteno has four plants in Brazil: Camacari, in the northeast complex, the Maua plant in the Sao Paulo complex, the Triunfo plant in the southern complex and the Tremembe plant in the state of Sao Paulo. On average, Oxiteno spends approximately R$30 million per year in maintenance of its equipment and facilities.

     The following table sets forth the ethylene oxide production capacity of Oxiteno's plants in Brazil:

                     Units                    Current Ethylene Capacity
                     -----                    -------------------------
                                              (in metric tons per year)
                     Camacari                                   260,000
                     Maua                                        52,000
                     Tremembe                                         -
                     Triunfo                                          -
                     Total                                      312,000


     Oxiteno generally produces its commodity petrochemical products through continuous production processes and produces specialty chemicals through batch processes.

     Camacari Plant. The Camacari plant, located in the Northeast Complex, was built by Oxiteno and commenced production in 1978. The Camacari plant produces ethylene oxide and ethylene oxide derivatives, such as ethylene glycols, ethanolamines, glycol ethers and ethoxylated derivatives. In addition to the production units, the Camacari plant has drumming, warehouse, and cogeneration of electricity and steam and maintenance facilities. As of December 31, 2003, Oxiteno had 215 employees at the Camacari plant.

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

     The following table sets forth the current production capacity of the Camacari plant for each of its principal products.

          Units                                        Current Capacity
          ------------------------------------------   -------------------------
                                                       (in metric tons per year)
          Ethylene Oxide                                            260,000
          Ethylene Glycols                                          285,000
          Ethanolamines                                              45,000
          Glycol Ethers                                              25,000
          Ethoxylated derivatives                                   100,000


     In the table above and in the tables immediately following, the capacity shown for each derivative of ethylene oxide represents the maximum amount of such product which Oxiteno could produce each year based on the capacity of the relevant production unit. As Oxiteno's capacity for ethylene oxide derivatives exceeds its ethylene oxide production capacity, Oxiteno can not produce the maximum amount of each derivative product in any year and, accordingly, actual production of ethylene oxide derivatives is less than its capacity.

     However, the excess production capacity of ethylene oxide derivatives provides a degree of operating flexibility which enables the company to mitigate the effects of reductions in demand for certain products resulting from downturns in the petrochemical business cycle. During such downturns, Oxiteno is able to switch production partially to products, which are less affected by the cyclical downturn, re-manage its ethylene oxide output between manufacturing units for derivative products depending on relative demand, besides the added flexibility such an excess provides in redirecting installed capacity.

     Maua plant. The Maua plant, located in the Sao Paulo Complex, was the first plant built by Oxiteno and commenced production in 1974. The Maua plant has process units for ethylene oxide, ethylene glycols, glycol ethers, glycol ether acetates, natural alcohols and ethoxylated derivatives. In addition to the production units, the plant has drumming, storage, warehouse and maintenance facilities and also houses Oxiteno's principal research and development laboratory. As of December 31, 2003, Oxiteno had 240 employees at the Maua plant.

     In 2003, the Maua plant started up a unit dedicated to the production of sodium isethionate, a surfactant which is one of the principal components used in the manufacturing of soap. This project was developed in conjunction with Oxiteno's client. In the light of this project, the client awarded Oxiteno with the Latin American supplier of the year award.

     The following table sets forth the current production capacity of the Maua plant for each of its principal products.

          Units                                        Capacity
          ------------------------------------------   -------------------------
                                                       (in metric tons per year)
          Ethylene Oxide                                             52,000
          Ethylene Glycols                                           25,000
          Glycol Ethers                                              35,000
          Acetates                                                   32,000
          C4+C5 Alcohols                                             10,000
          Ethoxylated Derivatives                                    25,000
          Alkylation                                                 17,300
          Esterification                                              3,100
          Emulsification                                              1,300
          Hydraulic fluids                                           30,000


     Tremembe Plant. The Tremembe plant, located at Bairro dos Guedes, Tremembe, in the state of Sao Paulo, has three principal production units, a sulfonation/sulfation unit and two multipurpose units. The Tremembe plant commenced production in 1970 and was subsequently acquired by us in 1985. In addition to the principal production units, other facilities at the plant include a quality control laboratory, a warehouse and a maintenance shop. As of December 31, 2003, Oxiteno had 108 employees at the Tremembe plant.

     The following table shows the current capacity of the principal units at the Tremembe plant.

          Units                                        Capacity
          ------------------------------------------   -------------------------
                                                       (in metric tons per year)
          Esterification                                              5,000
          Amidification                                               5,000
          Polymerization                                              2,500
          Specialties                                                 2,000
          Sulfonation/Sulfation                                      30,000
          Betaines                                                   10,000
          Hydraulic fluids                                            3,000
          Naphthalenes Sulfonates                                     3,000


     Triunfo Plant. The Triunfo plant is located in the Southern Complex. The Triunfo plant was built by Oxiteno and started production in October 1989. It had been inactive for two years when, in 1995, Oxiteno recommenced production of MEK at this plant. The Triunfo plant has two process units, one for the production of secondary butyl alcohol, which is used in the production of MEK, and one for the production of MEK. In addition to these production units, the Triunfo plant also has warehouse and maintenance facilities. As of December 31, 2003, Oxiteno had 53 employees at the Triunfo plant.

     The following table shows the current capacity of the principal units at the Triunfo plant.


          Units                                        Capacity
          ------------------------------------------   -------------------------
                                                       (in metric tons per year)
          Methyl-Ethyl-Ketone (MEK)                                 40,000
          Sec Butyl Alcohol                                         35,000


     With the acquisition of Canamex in December 2003, Oxiteno acquired two specialty chemical plants in Mexico. The Coatzacolacos plant has a production capacity of 28,800 tons per year of ethoxylates and has 33 employees. The Guadalajara plant has a production capacity of 24,000 tons per year of specialty chemicals and a labor force of 87.

     The following table sets forth Oxiteno's principal overseas production units, namely those of CANAMEX:


          Units                                        Capacity
          ------------------------------------------   -------------------------
                                                       (in metric tons per year)
          Ethoxylated Derivatives - Coatzacoalcos plant               28,800
          Ethoxylated Derivatives - Guadalajara plant                 12,000
          Esterification - Guadalajara plant                          12,000


     In 2003 CANAMEX operated at 25% of its installed capacity.


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


     Ultracargo

     The following table sets forth the principal products stored at, and the storage capacity of, Ultracargo's plants.


Plant                    Capacity (in m3) Product Lines
--------------------------------------------------------------------------------------------------------------
Aratu (BA)                   151,450      Glycols, aromatics, acrylates, acrylonitrile, EDC, TDI, normal paraffins, linear alkyl benzene (LAB), linear alkyl sulphonate-LAS, methanol, ethers, alcohols, caustic soda, vegetal oil, fuels
Suape (PE)                    34,850      Fuels, VAM, acetic acid, styrene, butadiene
Santos (SP)                   11,000      Vinyl Chloride Monomer
Paulinia Granel (SP)           1,881      PET
Paulinia Quimico (SP)          8,600      Phenol, LAB, LAS
Total                        207,781
-----                        -------


ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS


A.   Operating Results

     You should read this discussion together with our consolidated financial statements, including the notes thereto, and other financial information included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with accounting practices adopted in Brazil and the accompanying notes contain a description of the principal differences between such practices and U.S. GAAP, and a reconciliation to U.S. GAAP of net income and shareholders' equity for the three years ended December 31, 2003. Our consolidated financial statements for the fiscal years 2003 and 2002 ending December 31, 2003 and 2002 respectively, were audited by the independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes. Our consolidated financial statements for the fiscal year ended December 31, 2001 were audited by the independent registered public accounting firm, PricewaterhouseCoopers.


     Overview

     Our three principal businesses are:

     o    the LPG distribution business, consolidated under Ultragaz;

     o    the chemical and petrochemical business, consolidated under Oxiteno;
          and

     o    chemical products and fuel logistics, consolidated under Ultracargo.


     The following table sets forth the contribution of each of these businesses to our net sales in the three years ended December 31, 2003. Intercompany transactions are eliminated upon consolidation at the parent-company level.

                                       Year Ended December 31,
                 ---------------------------------------------------------------------
                       2003                      2002                      2001
                 -----------------         -----------------         -----------------
                 Net Sales     %           Net Sales     %           Net Sales     %
                 ---------   -----         ---------   -----         ---------   -----
                              (in thousands of reais except percentages)
Ultragaz          2,622.3    65.6%          1,942.1    64.9%          1,380.9    60.5%
Oxiteno           1,237.8    30.9%            956.1    31.9%            832.1    36.4%
Ultracargo          140.2     3.5%             96.3     3.2%             71.7     3.1%
                 ---------   -----         ---------   -----         ---------   -----
Total             4,000.3   100.0%          2,994.5   100.0%          2.284.7   100.0%
                 =========   =====         =========   =====         =========   =====


     Brazilian Economic Background

     Since most of our operating businesses are located in Brazil, we are significantly impacted by Brazil's economic and social conditions, including, but not limited to, gross domestic product, or GDP, growth rates, the domestic rate of inflation and exchange rate fluctuations.


     Gross Domestic Product

     After the introduction of the Real Plan in 1994, the Brazilian economy experienced some years of strong economic growth. However, in 1998, economic growth slowed down, hastened by a sharp devaluation of the Real and a GDP increase of only 0.8% reported in 1999. On the other hand, in 2000, Brazil's GDP grew by 4.4% due to a recovery in consumer confidence. In 2001, Brazil's GDP grew by only 1.5%, largely due to the lack of energy supply, the terrorist attacks of September 11, and the Argentine crisis. In 2002, Brazil's GDP grew by 1.5%, as a result of the political instability surrounding the presidential elections of October 2002, which caused foreign exchange rate devaluation, and an increase in interest rates, and undermined consumer confidence. In 2003, the GDP fell 0.2%, largely a reflection of the economic policy of holding the basic interest rate at high levels throughout the year as a means of controlling inflation.

     The operations most impacted by Brazilian GDP growth are sales of LPG to the commercial and industrial customers, Oxiteno's sales to the domestic market and Ultracargo's logistics operations. In addition, sales of LPG to residential customers are affected by the level of household income.

     Inflation and Currency Fluctuations

     Our cash operating expenses are substantially in reais and tend to increase with Brazilian inflation. The inflation rate, as measured by the Indice Geral de Precos -- Mercado, or IGP-M, was 1.8% in 1998. The inflation rate increased to 20.1% in 1999 as a result of the devaluation of the Real beginning in January 1999, and decreased to 10.0% in 2000 and 10.4% in 2001. In 2002, the inflation rate as measured by the IGP-M increased to 25.3%, reflecting the foreign exchange rate devaluation of 52.3%, largely due to uncertainties and risks inherent in the Brazilian presidential succession campaign. In 2003, the Real appreciated 18% against the US dollar, consequently diminishing inflationary pressures and resulting in an IGP-M of 8.7%. Future governmental actions, including actions to adjust the value of the Real in relation to the dollar, may increase inflation.

     The principal foreign exchange risk we face arises from certain U.S. dollar denominated costs and expenses. Although a substantial part of our debt is dollar-denominated, it is currently hedged against currency devaluation through the use of various swap financial instruments. Additionally, a significant part of our raw materials is also denominated or indexed to the U.S. dollar. A large part of our sales is denominated in reais, although prices practiced by the chemical segment are benchmarked to prices prevailing in the international markets and denominated in US dollars. Hence we are exposed to foreign exchange rate risks which could negatively impact our businesses, financial situation and operating results as well as the capacity to service our debt.

     The table below shows the inflation rate for the periods indicated, as measured by the IGP-M as well as the depreciation of the real against the U.S. dollar.


                                                       Year Ended December 31,
                                                      -------------------------
Index                                                  2003      2002     2001
----------------------------------------------------  -------   -------  ------
 General Price Index--IGP-M                             8.7%     25.3%    10.4%
 Devaluation of the real against the U.S. dollar      (18.2)%    52.3%    18.7%


     We manage the foreign exchange risk associated with the scheduled payments under the terms of our U.S. dollar indebtedness by investing in U.S. dollar-denominated securities and foreign currency/interest swap contracts, under which we pay variable interest in Reais based on the interbank certificate of deposit rate, or CDI, and receive fixed interest in U.S. currency. As of December 31, 2003 our total debt denominated in foreign currency was R$448.7 million, including pre-export finance contracts and import payables. At the same date our total asset position in foreign currency was R$500.9 million, composed of financial investments indexed to U.S. dollars, managed against fluctuations of exchange rates and foreign currency receivables. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk - Foreign Exchange Risk" and Note 12 and 17 to our consolidated financial statements.


     Government Policies

     Brazilian economic, fiscal, monetary and social policies and factors have affected us in the past and will affect us in the future. See "Item 3. Key Information--Risk Factors--Risks relating to Brazil" for a description of some of these policies and factors that can affect our results.


     Discussion of Critical Accounting Policies and Estimates

     The presentation of our financial condition and results of operations requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities and may affect the reported amount of them as well as our revenues and expenses. Actual results may differ from those estimated under different variables, assumptions or conditions, even though our management believes that its accounting estimates are reasonable. The following paragraphs review the critical accounting estimates that management considers most important for understanding our financial condition, results of operations and cash flows. An accounting estimate is considered a critical accounting estimate if it meets the following criteria:

o The accounting estimate requires management to make assumptions about matters that were highly uncertain at the time the accounting estimate was made; and

o Different estimates that management reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on our financial condition, results of operations or cash flows.


     We have identified the following seven of our accounting policies that can be considered critical:

     o    revenue recognition and accounts receivable;

     o    costs and inventory valuation;

     o    impairment of assets;

     o    deferred taxes; and

     o    contingent liabilities

     o    fair value of financial instruments

     o    useful life of property, plant and equipment



     o    Revenue Recognition and Accounts Receivable

     Revenue is recognized when title and risk of loss of the sold goods have been transferred to the customer and collection of the resulting receivables is reasonably assured. Revenue from local product sales is recognized at time of delivery and acceptance by customer. Sales of services are recognized at time of performance. In the LPG segment, 4.8% of our sales are cash sales. Our remaining sales in the LPG segment as well as our domestic sales in the chemicals segment and our sales in the transportation and storage businesses are credit sales, with a collection period in 2003 of 23 days on average for Ultragaz, 37 days on average for Oxiteno and 25 days on average for Ultracargo-see note 24V(b) to our consolidated financial statements for additional information about our credit policies.

     Revenue from our exports in the chemical segment is recognized when products are shipped to the customer. As from shipment date, shipped product risks are transferred to the customer in accordance with International Chamber of Commerce rules. The average collection period for exports is 46 days after shipping.

     We maintain allowances for doubtful accounts for estimated losses resulting from the subsequent inability of our customers to make required payments. The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers, as well as other receivables, and is included as selling expenses; no adjustment is made to net sales revenue. In order to establish the allowance for doubtful accounts, our management constantly evaluates the amount and characteristics of our accounts receivable. When significant delays occur and the likelihood of receiving these payments decreases, a provision is made. In case receivables in arrears are guaranteed or there are reasonable grounds to believe they will be paid, no provision is made. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required in future periods. However, because we can not predict with certainty the future financial stability of our customers, we can not guarantee that our reserves will continue to be adequate. Actual credit losses may be greater than the allowance we have established, which could have a significant impact on our selling expenses. See Note 24V(i) to our consolidated financial statements for additional information about our allowance for doubtful accounts.

     o    Costs and inventory valuation

     Inventories are comprised of finished goods, raw materials, cylinders for resale and materials for consumption. Inventories are stated at the average cost of acquisition or production, or net realizable value, whichever is lower. This net realizable value compares the selling price to third parties during the month in question to the average recorded cost. Should the average recorded cost be higher than the selling price, there is a provision for losses on the realization value of inventory, the latter being adjusted to the selling price. For periods presented in the consolidated financial statements included herein, inventories of raw materials were recorded at average acquisition cost.

     o    Impairment of assets

     We review the carrying value of property, plant, and equipment for impairment testing for events and circumstances which indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. This has not occurred to date, and there are no provisions for impairment recorded in our consolidated financial statements. In particular, in order to estimate the fair value of long-lived assets, we typically make various assumptions about the future prospects for the business relating to such asset, consider market factors specific to that business and estimate future cash flows to be generated by that business. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. Changes in assumptions and estimates that have a significant negative impact on our projected results could materially impact our reported financial results.


     o    Deferred Taxes

     We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. We periodically review the deferred tax assets for recoverability and establish a valuation allowance, as required, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. In the event we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we evaluate the need to establish a valuation allowance against all or a significant portion of our deferred tax assets, resulting in an increase in our effective tax rate, thereby decreasing net income. If we determine that we can realize a deferred tax in excess of our net recorded amount, we decrease the valuation allowance, thereby increasing net income. Significant management judgement is required in determining any valuation allowance. The principal uncertainty relates to the likelihood of future taxable income from the subsidiary that generated the deferred tax asset. A change in our projections of profitability could result in the need to record a valuation allowance against deferred tax assets, resulting in a negative impact of future results. See Note 20 to our consolidated financial statements for additional information on taxes.

     o    Contingent liabilities

     We are currently involved in certain legal and administrative proceedings that arise from our normal course of business as described in Note 18 to our consolidated financial statements and in "Item 8. Financial Information - Consolidated Statements and Other Information - Legal Proceedings" of this annual report. We believe that the extent to which these contingencies are recognized in our consolidated financial statements is adequate. It is our policy to record accrued liabilities in regard to contingencies that could have a material adverse impact on the result of our operations or our financial condition, to the extent not covered by insurance, and that are likely to occur in the opinion of the Company's management, based on information available to the Company including information obtained from its legal advisors. Future results of operations for any particular quarterly or annual period could be materially affected by changes in our assumptions, by the effectiveness of our strategies relating to these proceedings, by future developments in each matter being discussed or by changes in approach, such as a change in settlement strategy in dealing with these matters.

     o    Fair value of financial instruments

     We enter into foreign currency swap agreements in order to hedge our foreign exchange exposure. Under accounting practices adopted in Brazil, these swap agreements are recorded at their net settlement prices as determined on each balance sheet date in accordance with their contractual terms. In applying U.S. GAAP to our swap agreements we adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". The accounting required under SFAS 133 is broader than under accounting practices adopted in Brazil, especially with respect to the overall treatment and definition of a derivative, when to record a derivative, the classification of derivatives, and when to designate a derivative as a hedge. Under this method of accounting we adjusted our foreign currency swaps to their fair values, with changes in fair values being recognized in earnings. Note 24 to our financial statements provides additional information regarding the accounting of our swap agreements.

     In order to estimate fair values, we consider several variables, such as interest rates, discount rates, foreign exchange rates and future cash flows. Our most important source of information concerning these variables is the market projections of future exchange and interest rates provided by the Brazilian Mercantile & Future Exchange (BMF). We believe BMF to be the most adequate and reliable source of information available for our calculations.

However, given the volatility inherent in financial markets, estimates concerning the variables used to calculate fair values are subject to constant change. As a consequence, our judgment related to, among other issues, the behavior of these variables, the selection of sources of information and the timing of calculation, directly affects the fair values of our swaps and the amount of gains or losses recorded in the income statement under U.S. GAAP.


     o    Useful life of property, plant and equipment

     Our adopted depreciation rates are based on estimated useful lives of the underlying assets, derived from historical information available to us. We describe the depreciation rates we apply to our property, plant and equipment in Note 10 to our financial statements. In the event that we were to reduce the remaining useful lives of our property, plant and equipment in future periods, depreciation expense would increase, resulting in a negative impact on future results.


     Results of Operations

     The following table shows a summary of our results of operations for the fiscal years 2003, 2002 and 2001, according to the accounting practices adopted in Brazil:

                                                                      Year ended December 31,
                                                                      -----------------------
                                                             (in millions of reais, except percentages)
                                             ---------------------------------------------------------------------
                                                   2003          2002          2001        Var 03-02     Var 02-01
                                             ---------------------------------------------------------------------
  Net Sales Revenues                              4,000.3       2,994.5       2,284.7          34%          31%
  Cost of Goods Sold                            (3,196.4)     (2,247.1)     (1,698.3)          42%          32%
  Gross Profit                                      803.9         747.4         586.4           8%          27%
  Selling, General and Administrative             (458.9)       (382.3)       (317.7)          20%          20%
  Expenses
  Operating Income Before Financial Items           351.6         365.5         278.9         (4%)          31%
  Net Financial Income, (Expense)                  (57.2)          28.5        (31.1)       (301%)         192%
  Non-operating Income (Expense)                      1.0        (44.1)        (17.0)         102%       (159%)
  Equity in earnings of affiliates                  (0.5)         (1.7)           1.9          71%       (189%)
  Minority Interest                                 (3.6)        (54.5)        (73.0)        (93%)        (25%)
  Net Income                                        246.4         222.3         132.2          11%          68%
  ----------------------------------------------------------------------------------------------------------------


     Year Ended December 31, 2003 Compared to Year Ended December 31, 2002


     Net Sales. Net sales increased by 34%, to R$ 4,000.3 million in 2003 from R$ 2,994.5 million in 2002.

     Ultragaz's net sales were R$ 2,622.7 million in 2003, a growth of 35% in relation to the R$ 1,942.7 million in 2002. The falling disposable incomes in Brazil, mainly a consequence of the weak economic activity which characterized the first semester of 2003, allied with the increase of 42% in Petrobras' refinery LPG prices to distributors, which contributed to the retail prices increase during 2003, contributed to an overall 5.7% volume decline in the LPG distribution market. Ultragaz reported a year over year increase of 5% in sales volume to 1,362.1 thousand tons from 1,302.7 thousand tons, principally due to the acquisition of Shell Gas in August 2003. Excluding the sales volume from the Shell Gas, Ultragaz 2003 sales volume decreased 4.3%.

     Oxiteno's net sales increased to R$ 1,237.8 million in 2003, a 29% growth in relation to R$ 956.1 million in 2002. Oxiteno's sales volume was 474.2 thousand tons, a growth of 9% compared with 433.5 thousand tons in 2002, mainly a result of (i) the greater penetration in the agrochemical segment; (ii) the acquisition of new clients, including through import substitution, in several of Oxiteno's segments; (iii) the increase of exports and (iv) the acquisition of Canamex. The growth in sales volume, which accounted for approximately 30% of net sales increase, was accompanied by (i) a price improvement in U.S. dollars, in the company's principal products on the international market; and
(ii) a better sales mix, thanks to an improvement in the domestic market demand in the second half of 2003. These three effects accounted for approximately 79% of net sales increase.

     Ultracargo's net sales increased to R$ 177.1 million in 2003, a growth of 35% over 2002, when net sales were R$ 131.5 million. The improvement in net sales reflects investments in expanding services, mainly related to new clients in the transportation segment and to the 20 thousand m3 of additional capacity at the Aratu terminal in the storage segment. These have resulted in a 26% increase in total kilometers covered by the truck fleet and a 8% increase in product volumes held in storage.


     The following table illustrates the change in sales in each of our segments:


                                       Year ended December 31,
                              (in millions of Reais, except percentages)
                             ---------------------------------------------
                                   2003           2002       Var 03-02
                             --------------------------------------------
Ultragaz                          2,622.7       1,942.7          35%
Oxiteno                           1,237.8         956.1          29%
Ultracargo                          177.1         131.5          35%


     Cost of Goods Sold and Gross Profit. The cost of goods sold increased by 42% to R$ 3,196.4 million in 2003 from R$ 2,247,1 million in 2002.

     Ultragaz's cost of goods sold increased 42% to R$ 2,256.3 million in 2003 from R$ 1,585.1 million in 2002, largely the result of increased sales volume and the higher year-on-year LPG prices charged by Petrobras to the distributors (refinery prices).

     Oxiteno's cost of goods sold rose by 40% to R$ 863.6 million in 2003 from R$ 614.8 million in 2002. This increase was mainly due to the higher sales volumes as well as increase in ethylene prices, the later directly impacted by stronger naphtha prices on the international market. In 2003, the increase in the cost of ethylene (including increases in prices and volumes consumed) accounted for 49% of Oxiteno's increase in the cost of goods sold. In addition, Oxiteno increased its sales volume of specialty chemicals, which have a higher unit cost in spite of better margins, by 11% from 2002 to 2003. Ultracargo's cost of goods sold increased 38% to R$ 113.9 million in 2003 from R$ 82.8 million in 2002. This increase is a reflection of increased nitrogen costs, widely used for cleaning storage tanks, and increased product transportation costs, in turn due to higher third-party freights, in addition to the increased costs of fuel, tires and spare parts for maintenance.

     Our gross profit increased by 8% to R$ 803.9 million in 2003 from R$ 747.4 million in 2002. Ultragaz's gross profit in 2003 was R$ 366.3 million, 2% higher than the gross profit of R$ 357.6 million reported in 2002. At Oxiteno, gross profit was R$ 374.2 million in 2003, a 10% growth compared with R$ 341.3 million reported in 2002. At Ultracargo, gross profit was R$ 63.2 million in 2003, corresponding to an increase of 30% compared with R$ 48.6 million in 2002.

     Selling, General and Administrative Expenses. Our selling, general and administrative expenses grew 20% to R$458.9 million in 2003 from R$382.3 million in 2002.

     At Ultragaz, selling general and administrative expenses increased by 17% to R$ 254.1 million in 2003 from R$ 217.8 million in 2002. This increase was the result of (i) the 24% increase in depreciation and amortization to R$95.1 million in 2003 from R$ 76.7 million in 2002, due to the investments of R$
114.4 million in fixed and deferred assets in 2003; (ii) the acquisition of Shell Gas and; (iii) the increase in payroll expenses due to collective labor agreements during the year.

     At Oxiteno, selling, general and administrative expenses were up by 20% to R$ 171.2 million in 2003 from R$ 142.4 million in 2002, principally the result of an increase in selling and commercial expenses to R$ 76.9 million in 2003 from R$ 53.6 million in 2002, due to the increase in sales volume and in the cost of freight.

     Ultracargo's selling, general and administrative expenses rose 25% to R$
39.4 million in 2003 from R$ 31.5 million in 2002. The increase was a function of higher general and administrative expenses principally as a result of wage increases following collective labor agreements negotiated in 2003 and higher headcount, related to increased client base, notably in the transportation segment.

     Operating income before financial items. Our operating income before financial items decreased by 4% to R$ 351.6 million in 2003 from R$ 365.5 million in 2002. This was mainly a consequence of the increase of depreciation and amortization expenses at Ultragaz. Ultragaz's operating income in 2003 was R$ 113.2 million, R$ 30.0 million lower compared to 2002. At Oxiteno, operating income was R$ 207.0 million in 2003, R$ 7.1 million higher than in 2002. At Ultracargo, operating income was R$ 24.7 million in 2003, corresponding to an increase of 40% compared with 2002.

     The following table illustrates certain consolidated income data as a percentage of revenue for all periods indicated:


                                                      2003          2002
                                                    -----------------------
Net Sales Revenues                                    100%          100%
Cost of Goods Sold                                     80%           75%
          Gross Profit                                 20%           25%
Selling, General and Administrative Expenses           11%           13%
          Operating Income Before Financial Items       9%           12%


     Net Financial Income (Expense). We recorded a net financial expense of R$
57.2 million in 2003, compared with a net financial income of R$ 28.5 million in 2002. This change was affected by (i) the reduction in financial investments, principally due to the disbursement of R$ 170.6 million for the acquisition of Shell Gas in August 2003, (ii) the reduction in the prevailing interest rates on financial investments (benchmarked to the CDI -Interbank Deposit Rate) and (iii) the effect of the appreciation of the Real on our net foreign exchange exposure, which is mainly comprised of our overseas investments (in US dollars).

     We ended the year with net debt5 of R$ 78.1 million. We had a net foreign exchange rate exposure of R$ 52.2 million, comprised of US dollars financial investments of R$ 21.1 million and R$ 31.1 million currency exposure related to our investment in Canamex.



                [GRAPH OMITTED]                    [GRAPH OMITTED]


     Non-operating Income (Expense). We posted a net non-operating income of R$
1.0 million in 2003 versus a net non-operating expense of R$ 44.1 million in 2002, the latter due to the provision of R$ 40.5 million for our investment in Nordeste Quimica S.A., a holding company with stakes in the chemical and petrochemical industry in Brazil.

     Equity in earnings of affiliates. Our affiliates generated expenses of R$
0.5 million in 2003 compared to a loss of R$ 1.7 million in 2002, as a consequence of a loss of R$ 1.0 million in the 2002 results of operations of our affiliate Fabrica Carioca de Catalisadores S.A. - FCC, in which we held a 20% ownership interest and sold in November 2002.


----------------------------
5 Long and short term debt, net of short-term investments and cash and cash equivalents

     Minority Interest. The minority interest fell 93% to R$ 3.6 million in 2003 from R$ 54.5 million in 2002, largely as a result of the corporate restructuring in 2002, pursuant to which Ultragaz and Oxiteno became wholly owned subsidiaries. In accordance with the merger terms, we included 100% of Ultragaz's and Oxiteno's results in our operating results as from July 1, 2002, practically eliminating the impact of minority interest item in our results in 2003.

     Net Income. As a result of the foregoing, our net income grew 11% to R$
246.4 million in 2003 from R$ 222.3 million in 2002.

     EBITDA (1). Our EBITDA increased by 2% to R$ 498.5 million in 2003 from R$
487.3 million in 2002. Ultragaz's EBITDA fell 5% to R$ 208.2 million in 2003 from R$ 219.8 million in 2002. Oxiteno's EBITDA increased by 5% to R$ 243.2 million in 2003 from R$ 232.7 million in 2002. Ultracargo's EBITDA rose 37% to R$ 40.0 million in 2003 from R$ 29.2 million in 2002.

     (1) EBITDA is a measure widely used to approximate operating income. Management uses EBITDA as a measure of our ability to generate cash from our operations. EBITDA is equal to operating income before financial items plus depreciation and amortization expenses. EBITDA is not a measure of financial performance under USGAAP or accounting practices adopted in Brazil, and is included in this report exclusively for the reader's convenience. EBITDA should not be considered an alternative to net income as a measure of operating performance nor to operating cash flows as a measure of liquidity. The EBITDA presented herein relates to the accounting practices adopted in Brazil, which is used in the primary financial statements included in this filing. Such EBITDA is expressly permitted by the standard-setter that establishes the accounting principles generally accepted for use in such financial statements and is included in the financial statements used in the Company's home country jurisdiction and market.

     The tables below provide a reconciliation of operating income before financial items to EBITDA:

                                    Ultrapar
      Reconciliation of operating income before financial items to EBITDA
                            Year ended December 31,
                                                            2003        2002
                                                            ----        ----
                             (in millions of Reais)
Operating income before financial items                     351.6       365.5
Depreciation and amortization                               146.9       121.8
EBITDA                                                      498.5       487.3
                                                            =====       =====

                                    Ultragaz
      Reconciliation of operating income before financial items to EBITDA
                            Year ended December 31,
                                                             2003        2002
                                                            -----       -----
                             (in millions of Reais)
Operating income before financial items                     113.2       143.2
Depreciation and amortization                                95.0        76.6
EBITDA                                                      208.2       219.8
                                                            =====       =====

                                    Oxiteno
      Reconciliation of operating income before financial items to EBITDA
                            Year ended December 31,
                                                             2003        2002
                                                            -----       -----
                             (in millions of Reais)
Operating income before financial items                     207.0       199.9
Depreciation and amortization                                36.2        32.8
EBITDA                                                      243.2       232.7
                                                            =====       =====

                                   Ultracargo
      Reconciliation of operating income before financial items to EBITDA
                            Year ended December 31,
                                                             2003        2002
                                                            -----       -----
                             (in millions of Reais)
Operating income before financial items                      24.7        17.6
Depreciation and amortization                                15.3        11.6
EBITDA                                                       40.0        29.2
                                                            =====       =====

     Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

     Net Sales. Our net sales increased by 31%, to R$ 2,994.5 million in 2002 from R$ 2,284.7 million in 2001.

     Ultragaz's net sales increased by 41%, to R$ 1,942.7 million in 2002 from R$ 1,381.1 million in 2001, reflecting an increase in LPG sales prices during the year. In January 2002, LPG refinery prices charged by Petrobras to distributors began to be set by reference to international LPG prices, which resulted in domestic prices becoming sensitive to the effects of the Real depreciation against foreign currencies. The depreciation of the Real and the increases in LPG prices worldwide resulting from the war with Iraq led to an increase of approximately 123% in LPG refinery prices charged by Petrobras to distributors and resulted in a 5% decrease in domestic consumption. At Ultragaz, the resulting increase in sales prices was partially offset by a reduction in volume sales by 3% to 1.30 million tons in 2002 from 1.34 million tons in 2001.

     Oxiteno's net sales increased by 15%, to R$ 956.1 million in 2002 from R$
832.1 million in 2001. The depreciation of the Real made Oxiteno's products more competitive in the international and the domestic markets, which contributed to the sales increase. During 2002, Oxiteno's sales volume decreased by 3%, largely due to ethylene supply restrictions from Braskem, following a long maintenance stoppage during the first half of 2002. In this scenario, Oxiteno sold a higher margin product mix, increasing its sales in Brazil.

     Ultracargo's net sales increased by 25%, to R$ 131.5 million in 2002 from R$ 105.4 million in 2001, mainly reflecting greater sales volumes in the transportation segment due to expansion of its customer base.

                                          Year ended December 31,
                                 (in millions of Reais, except percentages)
                               -----------------------------------------------
                                      2002            2001       Var 02-01
                               ----------------------------------------------
Ultragaz                                  1,942.7       1,381.1          41%
Oxiteno                                     956.1         832.1          15%
Ultracargo                                  131.5         105.4          25%

     Cost of Goods Sold and Gross Profit. Our cost of goods sold increased by 32%, to R$ 2,247.1 million in 2002 from R$ 1,698.3 million in 2001.

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

     Ultracargo's cost of goods sold increased by 31%, to R$ 82.8 million in 2002 from R$ 63.0 million in 2001. This increase reflected the higher prices of nitrogen, the main raw material in the storage segment, and the increase in diesel fuel.

     Our gross profit increased by 27%, to R$ 747.4 million in 2002 from R$
586.4 million in 2001. Both Ultragaz and Oxiteno contributed to this increase. At Ultragaz, gross profit increased by 30%, to R$ 357.6 million in 2002 from R$
275.9 million in 2001. At Oxiteno, gross profit increased by 27%, to R$ 341.3 million in 2002 from R$ 268.4 million in 2001.

     Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 20%, to R$ 382.3 million in 2002 from R$
317.7 million in 2001.

     At Ultragaz, depreciation and amortization expenses increased by 24%, to R$76.7 million in 2002 from R$61.9 million in 2001, due to an increase in fixed and deferred assets in line with the investments amounting to R$ 130.6 million in 2002. Selling expenses increased by 16% to R$ 76.6 million in 2002 from R$66.1 million in 2001, due to sales promotions and marketing campaigns and the creation of provisions for doubtful accounts in the amount of R$ 8.3 million in December 2002. General and administrative expenses increased by 31%, to R$ 64.5 million in 2002 from R$ 49.4 million in 2001, due to increases in salaries following changes in collective labor agreements and consultancy fees arising from the implementation of integrated systems.

     At Oxiteno, selling, general and administrative expenses increased by 15%, to R$ 142.4 million in 2002 from R$ 123.7 million in 2001, due to increased general and administrative due to primarily of higher expenses associated with our profit sharing program, collective wage agreements and expenses related to consultancy and legal services provided in connection with the corporate restructuring which took place in 2002.

     Operating income before financial items. Our operating income before financial items increased by 31% to R$ 365.5 million in 2002 from R$ 278.9 million in 2001. This was mainly a consequence of (i) the improvement in Oxiteno's competitiveness in the domestic market due to the depreciation of the Real; and (ii) the increase in LPG prices, as a result of the 123% increase in LPG refinery prices charged by Petrobras to distributors during 2002. Ultragaz's operating income before financial items in 2002 was R$ 143.2 million, R$ 42.1 million higher compared to 2001. At Oxiteno, operating income before financial items was R$ 199.9 million in 2002, R$ 53.3 million higher than in 2001. At Ultracargo, operating income before financial items was R$
17.6 million in 2002, R$ 9.8 million lower compared to 2001.

                                                      2002          2001
                                                  ----------------------------
Net Sales Revenues                                         100%          100%
Cost of Goods Sold                                          75%           74%
    Gross Profit                                            25%           26%
Selling, General and Administrative Expenses                13%           14%
    Operating Income Before Financial Items                 12%           12%

     Net Financial Income (Expense). We registered net financial income of R$
28.5 million in 2002 compared with a net financial expense of R$ 31.1 million in 2001, principally due to our policy of hedging foreign exchange liabilities. Our consolidated cash position at December 31, 2002 was R$ 637.9 million, of which R$ 546.3 million were in U.S. dollar-indexed financial investments. Our total debt at December 31, 2002 was R$ 583.4 million, of which R$ 377.8 million was denominated in foreign currency. Notwithstanding the disbursement of R$
208.0 million to Oxiteno's dissenting shareholders who decided to sell their shares during the corporate restructuring, our net cash position at December 31, 2002 was R$ 54.5 million.

     Non-operating Income (Expense). Our net non-operating expenses increased by 159% to R$ 44.1 million in 2002 from R$ 17.0 million in 2001 due to the provisioning of R$ 40.5 million for our investment in Nordeste Quimica S.A. - Norquisa, a company engaged in the chemical and petrochemical businesses. We held a 8.7% ownership interest in Norquisa, and following the creation of Braskem, we adjusted the value of this investment to reflect our estimate of its market value. The R$ 17.0 million of non-operating expense in 2001 referred mainly to net expense on disposal of investments, property, plant and equipment.

     Equity in earnings of affiliates. This account registered a loss of R$ 1.7 million in 2002 compared to a gain of R$ 1.9 million in 2001 as a result of a loss of R$ 1.0 million in the 2002 results of operations of our affiliate Fabrica Carioca de Catalisadores S.A. - FCC, in which we held a 20% ownership interest, which we sold in November 2002.

     Minority Interest. Minority interest decreased by 25%, to R$ 54.5 million in 2002 from R$ 73.0 million in 2001. With the conclusion of the corporate restructuring in 2002, Oxiteno and Ultragaz become our wholly-owned subsidiaries. In accordance with the merger terms and conditions, we included 100% of Ultragaz's and Oxiteno's results in our results of operations beginning July 1, 2002, practically eliminating our minority interest.

     Net Income. Our net income increased by 68%, to R$222.3 million in 2002 from R$132.2 million in 2001.

     The tables below provide a reconciliation of operating income before financial items to EBITDA:

     EBITDA(1). Our EBITDA increased by 31%, to R$ 487.3 million in 2002 from R$ 372.5 million in 2001. Ultragaz's EBITDA increased by 35%, to R$219.8 million in 2002 from R$ 163.0 million in 2001. Oxiteno's EBITDA increased by 32%, to R$ 232.7 million in 2002 from R$ 176.8 million in 2001.

     (1) EBITDA is a measure widely used to approximate operating income. Management uses EBITDA as a measure of our ability to generate cash from our operations. EBITDA is equal to operating income before financial items plus depreciation and amortization expenses. EBITDA is not a measure of financial performance under USGAAP or accounting practices adopted in Brazil, and is included in this report exclusively for the reader's convenience. EBITDA should not be considered an alternative to net income as a measure of operating performance nor to operating cash flows as a measure of liquidity. The EBITDA presented herein relates to the accounting practices adopted in Brazil, which is used in the primary financial statements included in this filing. Such EBITDA is expressly permitted by the standard-setter that establishes the accounting principles generally accepted for use in such financial statements and is included in the financial statements used in the Company's home country jurisdiction and market.

                                    Ultrapar
      Reconciliation of operating income before financial items to EBITDA
                            Year ended December 31,
                                                             2002         2001
                                                             ----         ----
                             (in millions of Reais)
Operating income before financial items                     365.5        278.9
(+) Depreciation and amortization                           121.8        102.4
(-) Non-cash operating income included
    in "Nonoperating income (expenses), net"                  -           (8.8)
EBITDA                                                      487.3        372.5
                                                            =====        =====

                                    Ultragaz
      Reconciliation of operating income before financial items to EBITDA
                            Year ended December 31,
                                                             2002         2001
                                                             ----         ----
                             (in millions of Reais)
Operating income before financial items                     143.2        101.1
Depreciation and amortization                                76.6         61.9
EBITDA                                                      219.8        163.0
                                                            =====        =====


                                    Oxiteno
      Reconciliation of operating income before financial items to EBITDA
                            Year ended December 31,
                                                             2002         2001
                                                             ----         ----
                             (in millions of Reais)
Operating income before financial items                     199.9        146.6
Depreciation and amortization                                32.8         30.2
EBITDA                                                      232.7        176.8
                                                            =====        =====


                                   Ultracargo
      Reconciliation of operating income before financial items to EBITDA
                            Year ended December 31,
                                                             2002        2001
                             (in millions of Reais)
Operating income before financial items                      17.6         27.4
(+) Depreciation and amortization                            11.6          9.5
(-) Non-cash operating income included in "Nonoperating
    income (expenses), net"                                   -           (8.8)
EBITDA                                                       29.2         28.1
                                                            =====        =====

B.       Liquidity and Capital Resources

     Our principal sources of liquidity are cash generated from operations and loans. We believe that these sources will continue to be sufficient to satisfy our current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt and payment of dividends.

     From time to time, we examine the opportunities for acquisitions and investments. We would consider different types of investments, either direct or through subsidiaries, joint ventures, or affiliated companies. We would finance such investments using cash generated from our operations, through funding raised in the capital markets, through capital injections or through a combination of these methods.

   Sources of Funds

     Our cash flow from operations was R$ 311.4 million, R$ 468.8 million and R$ 339.7 million in 2003, 2002 and 2001 respectively. Compared to 2002, our cash flow from operations decreased R$ 157.4 million in 2003, mainly reflecting the decrease in our financial results due to the increase in net debt and the effect of the appreciation of the Real, in our US dollar denominated investment. Our cash flow from operations increased R$ 129.1 million from 2001 to 2002 mainly due to the increase of our operating and financial results.

     Cash flow from financing amounted to R$ 264.7 million, R$97.3 million and R$54.4 million in 2003, 2002 and 2001 respectively. The increase in cash flow from financing in 2003, compared to 2002, was mainly due to the increase in export prepayments financing used to finance acquisitions. We believe we have sufficient working capital for our present requirements.

   Uses of Funds

     Acquisitions of property, plant and equipment consumed cash of R$ 171.2 million, R$168.8 million and R$145.7 million in 2003, 2002 and 2001, respectively. Additions to deferred charges, mainly composed of UltraSystem installations, consumed cash of R$ 51.0 million, R$ 51.3 million and R$ 57.4 million in 2003, 2002 and 2001. Payment of dividends and interest on shareholders' equity consumed cash flow of R$ 80.1 million, R$60.9 million and R$244.3 million in 2003, 2002 and 2001, respectively. Repayment of debt consumed cash flow of R$ 119.5 million, R$98.2 million and R$85.3 million in 2003, 2002 and 2001 respectively.

     The acquisition of ownership interests, including the acquisitions of Shell Gas and Canamex in 2003 and the acquisition of Oxiteno's minority interests in 2002, but excluding acquisition of treasury shares, consumed cash flows of R$ 203.6 million6, R$ 212.6 million and R$ 13.8 million in 2003, 2002 and 2001 respectively. For more information on our investments and capital expenditures see "Investments".

   Debt

     As of December 31, 2003, our consolidated short and long term debt was as follows:

                                                                                 Principal amount outstanding and
                                                                                accrued interest until December 31,
Debt                                                     Interest Payable                      2003
-------------------------------------------------------------------------------------------------------------------
                                                                                      (in millions of Reais)
Foreign currency denominated loans:

Syndicated Loan                                             US$ + 4.3%                           173.6
Export prepayment(7)                                    US$ + 4.1% to 6.9%                       205.1
Advances on Foreign Exchange Contracts                  US$ + 1.3% to 5.3%                        24.9
Financing of Inventories and Property Plant &           US$ + 7.3% to 8.0%                        11.4
Equipment
BNDES - National Bank for Economic and Social         UMBNDES + 9.0% to 10.9%                     23.2
Development (8)
Working capital loan (9)                                Mex$ + TIIE + 1.4%                         0.5

Real-denominated loans:

BNDES - National Bank for Economic and Social
Development (10)                                     TJLP or IGPM 1.5% to 6.5%                   159.3
                                                         TJLP 1.8% to 4.0%                        28.9
                                                               TJLP                                5.3
                                                                                                 -----
Total loans:                                                                                     632.2
Unrealized losses on swaps transactions                                                           55.7
  Total                                                                                          687.9
                                                                                                 =====
--------------------
6    The difference between principal equity investments (excluding share repurchase program) of R$ 203.6 million above and "Business combinations, net of cash acquired", of R$ 134.6 million shown in the 2003 Consolidated
     Statements of Cash Flows is substantially comprised of cash acquired and settlement of debt of Shell Gas (included in "Cash Flows From Financing
     Activities - Loans from Affiliated Companies")

7    Net of linked operations

8 UMBNDES is based on the average currency basket of the BNDES. The currency basket is a composition of all BNDES foreign currency debts

9    TIIE is the Mexican interbank interest rate

10 TJLP (Long Term Interest Rate) is a nominal rate of interest established quarterly. In 2003, TJLP was fixed at 11.5% p.a.


     Our consolidated debt as of December 31, 2003 had the following maturity schedule:

                                                Amount
Year  ending December 31,                (in million of reais)
-----------------------------------------------------------------
     2004                                         325.9
     2005                                         160.8
     2006                                          94.7
     2007                                          34.6
     2008                                          15.2
     2009                                           1.0
                                                  -----
                                                  632.2
                                                  =====

     As of December 31, 2003, R$ 34.3 million of our consolidated debt was secured by property, plant and equipment, R$17.1 million was secured by shares of affiliated companies and R$17.6 million was secured by guarantees provided by minority shareholders. As of December 31, 2003, we guaranteed a portion of our subsidiaries' indebtedness in the amount of R$ 571.4 million.

     In 1997, our indirect subsidiary Companhia Ultragaz issued US$ 60 million in a 9% US dollar-denominated Eurobond due in 2005 with a put/call option exercisable in 2002. We and our subsidiary Ultragaz jointly, severally and unconditionally guaranteed this Eurobond and are thus subject to covenants which restrict, among other things, our ability to incur indebtedness, constitute liens, make dividend payments and other distributions and conduct sale-leaseback transactions, mergers and asset sales. None of these covenants have restricted our ability to conduct our ordinary course of business as of the date of this annual report. This Eurobond was purchased in June 2002 by our indirect subsidiary, LPG International Inc., with funds obtained from a syndicated loan, with maturity in August 2004. In January 2004, taking advantage of surplus international liquidity, this syndicated loan was refinanced through a new Eurobond issue by LPG with the same term and maturity of the original bond.

       Investments

     The table set forth below shows our investments in acquisitions of shareholding stakes. For more details on these acquisitions see "Item 4 - Information on the Company"

                                      Year ending December 31,
                                 --------------------------------
         Company                 2003(11)        2002        2001
         ----------------        ----            ----        ----
                                       (in million of reais)
         Ultragaz                 171.1           -            -
         Oxiteno                   32.5         212.6          0.1
         Ultracargo                 -             -           13.7
         Others(12)                 2.1           0.4          -
                                  -----         -----         ----
         Total                    205.7         213.0         13.8
                                  -----         -----         ----
-------------------------
11 The difference between principal equity investments (excluding share repurchase program) of R$ 203.6 million above and "Business combinations, net of cash acquired", of R$ 134.6 million shown in the 2003 Consolidated Statements of Cash Flows is substantially comprised of cash acquired and settlement of debt of Shell Gas (included in "Cash Flows From Financing Activities - Loans from Affiliated Companies")

12 Share repurchase program, included in the Consolidated Statement of Cash Flows under "Cash Flows From Financing Activities - Other"

       Investments Permanent Assets and Deferred Charges

     The following table sets forth our investments in permanent assets and deferred charges in 2003, 2002 and 2001 and the projections for 2004.


                                                                                               Projections for
                                                                                               the years ended
                                                 Year Ended December 31,                         December 31,
                                    ------------------------------------------------           ---------------
                                       2001               2002                2003(13)               2004
                                       ----               ----                ----                   ----
                                                           (in millions of reais)
Ultragaz                              148.2               130.6                114.4                 86.8
Oxiteno                                42.9                55.8                 58.1                 69.5
Ultracargo                             11.9                36.2                 41.5                 75.1
Others14                                0.1                 0.2                  0.3                  1.6
Total Capex                           203.1               222.8                214.3                233.0
Disposals                              (9.3)               (4.5)                (7.4)               (10.0)
Total Capex, net of disposals         193.7               218.3                206.9                223.0
                                      =====               =====                =====                =====

     Ultragaz. In 2003, Ultragaz's investments were focused principally on expanding the small bulk business segment (UltraSystem), replacement of cylinders and the installation of the integrated ERP system. In 2002 and 2001, investments included the expansion of its operations to the small bulk segment, the building of new filling plants, the acquisition of new cylinders and the installation of the integrated ERP system.

     In 2004, Ultragaz intends to reduce its investments as a reflection of the consolidation of its recent geographic expansion and the acquisition of Shell Gas.

     Oxiteno. At Oxiteno, capital expenditures in 2003 were largely for the development of new products, increase in installed capacity and the installation of the ERP system. In 2002, capital expenditures were directed to expand production capacity and quality and environmental control systems, and to replace old equipment. Oxiteno's capital expenditures in 2001 were mainly due to an expansion of the production capacity for purified ethylene oxide and ethanolamines and to modernize its industrial plants

     In 2004, Oxiteno's intention is to invest in upgrading quality and increasing safety and environmental control aspects.

     Ultracargo. Ultracargo's investments in 2003 continued to be focused on the opportunities arising from the greater demand for infrastructural logistics in Brazil, the deregulation of oil and oil derivates and the growth in exports of vegetable oils and alcohol. In 2003, the company's principal investments went to the construction of the Santos and Tatui Intermodal Terminals, Montes Claros Liquid Fuels Terminal and fleet expansion. In 2002, Ultracargo upgraded and expanded its operating capacity and renewed the lease of the Aratu site with Cia. Docas do Estado da Bahia - CODEBA for 20 years. This lease is renewable for another 20 year-period. In 2001, Ultracargo's capital expenditures were directed to the renewal and expansion of its operating capacity.

       Ultracargo intends to further intensify this investment strategy in 2004.

------------------------
13   Net of R$ 7.9 million of exchanged assets

14 Includes expenditures related to maintenance of our headquarters which is performed by our wholly-owned subsidiary Imaven Imoveis e Agropecuaria Ltda.

   U.S. GAAP Reconciliation

     Our net income under the accounting practices adopted in Brazil for the years ended December 31, 2003, 2002, and 2001 was R$246.4 million, R$222.3 million and R$132.2 million, respectively. Under U.S. GAAP, we have reported net income of R$ 288.3 million, R$143.9 million and R$123.0 million for the years ended December 31, 2003, 2002 and 2001, respectively.

     Our shareholders' equity under the accounting practices adopted in Brazil as of December 31, 2003 and 2002 was R$ 1,356.7 million and R$1,191.1 million, respectively. Under U.S. GAAP, we have reported shareholders' equity of R$ 1,294.8 million and R$1,076.5 million as of December 31, 2003 and 2002, respectively.

     The reconciliation of our net income and shareholders' equity to U.S. GAAP includes the effects of the difference in inflation measurement using the IGP-DI and the UFIR indexes through the end of 1995. Other than inflation accounting, the principal differences between the accounting practices adopted in Brazil and U.S. GAAP that affect our net income and shareholders' equity relate to the treatment of the following items:

     o    capitalized interest;

     o    fixed assets revaluation reversal;

     o    reversal of deferred charges;

     o restatement of property, plant and equipment to adjust for the effects of inflation between January 1, 1996 and December 31, 1997, and its respective depreciation, not required by the accounting practices adopted in Brazil;

     o    differences in equity accounting;

     o    differences in goodwill accounting;

     o    securities available for sale;

     o purchase value adjustments relating to business combinations (including the 2002 corporate restructuring);

     o    accounting for IPO expenses;

     o    mark-to-market of financial instruments; and

     o    deferred tax effects on the foregoing adjustments.

     The main difference of accounting practices adopted in Brazil that impacted net income under U.S. GAAP, negatively in 2002 and positively in 2003, refers to the marking-to-market of financial instruments. See Note 24 to our consolidated financial statements for a description of the differences above as they relate to us and a reconciliation to U.S. GAAP of net income and total shareholders' equity.

C.       Research and Development, Patents and Licenses, etc.

     Ultragaz maintains a program of research and development of new products and services. For example, it has developed Ultracort, an alternative cutting fuel, and is developing the use of LPG for a wide variety of segments such as textiles, ceramics and agribusiness - including grain drying and weed control. Ultragaz has also developed certain uses for LPG such as gas generators, vaporizers, indoor space heaters and gas refrigerators. This equipment can be seen in operation in several Ultragaz showrooms displaying the multiple uses of LPG in the household.

     Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. Oxiteno's leading research and development and engineering facility is located at the Maua plant.

     As of December 31, 2003, 109 employees of Oxiteno were engaged in research and development and engineering activities. Oxiteno's R&D expenditures in 2003, 2002 and 2001 were R$ 13.4 million, R$ 10.9 million and R$ 10.2 million, respectively. From time to time, Oxiteno purchases and licenses technology, particularly for the development of specialty chemicals.

D.       Trend Information

     See "- Operating Results" above.

E.       Off Balance Sheet Arrangements


     Our subsidiaries have provided guarantees to financial institutions related to amounts owed to those institutions by certain of their customers (vendor financing). The terms of the guarantees are equal to the terms of the related financing arrangements, ranging between 30 and 210 days. There exists no recourse provision that would enable us or our subsidiaries to recover any amount paid to the financial institutions under these guarantees. In the event that the financial institutions exercise these guarantees, we may recover the amount paid directly from our customers under the vendor contract. At December 31, 2003, the maximum potential payment under these guarantees totaled R$ 19.8 million, which represented a R$ 12.7 million increase over 2002. This increase was mainly due to new clients that usually operate with financing arrangements of 210 days. The use of vendor financing was the best alternative to make feasible the financing conditions of these clients. If we stop using this financing instrument, our competitiveness with these clients may be affected. At December 31, 2003, the Company has not recorded any liability related to these guarantees in the balance sheet under accounting practices adopted in Brazil.

F.       Tabular disclosure of Contractual Obligations

     The following table summarizes our known contractual obligations, as of December 31, 2003:

                                                                Payment Due by Period
                                                -----------------------------------------------------
                                                               (in millions of Reais)
                                                               Between 1     Between 3    More than 5
Contractual Obligations                Total   Up to 1 year   and 3 years   and 5 years      years
-----------------------------         -------  ------------   -----------   -----------   -----------
Long Term Debt                          306.3             -         255.5          49.8           1.0
Purchase Obligations(1)                 980.1         108.9         217.8         217.8         435.6
Operating Leases(2)                      90.4           4.5           9.1           9.1          67.7
Total Contractual Obligations         1,376.8         113.4         482.3         276.7         504.4
-----------------------------         -------         -----         -----         -----         -----

     (1) The purchase obligation relates to a long-term contract, with Braskem under which we are committed to purchase at least 138,000 tons of ethylene annually through 2012. In the event that this commitment is not met, we are obliged to pay a fine of a maximum of 40% of the annual ethylene volume, multiplied by the price of the ethylene. This contract does not establish the price of ethylene and for this reason the amount in Reais is based on the purchase price as at December 31, 2003.

     (2) Our subsidiary company Terminal Quimico de Aratu S.A. - Industria e Comercio has contracts with CODEBA - Companhia Docas do Estado da Bahia, and Complexo Industrial Portuario Governador Eraldo Gueiros, related to the latter's harbor facilities in Aratu and Suape, respectively. These contracts establish a minimum movement of products of 1,000,000 tons per year in Aratu effective through 2022 and 250,000 tons per year in Suape effective through 2027. If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement based on the port tariff rates on the date established for payment. As of December 31, 2003, these rates were R$ 3.67 for Aratu and R$ 3.44 for Suape. The Company has been in compliance with the minimum movement of products since the inception of the contracts.


ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

     Our Management

     The following table sets forth the names and positions of our directors and executive officers.

                                                                                Years with
Name                                         Position                          the Company        Age
------------------------------------         -----------------------------     -----------        ---
Board of Directors
  Paulo Guilherme Aguiar Cunha               Chairman                               36             64
  Lucio de Castro Andrade Filho              Vice Chairman                          26             59
       Ana Maria Levy Villela Igel           Director                                6             62
  Renato Ochman                              Director                                3             44
  Nildemar Secches                           Director                                2             55
  Paulo Vieira Belotti                       Director                                6             72
  Olavo Egydio Monteiro de Carvalho          Director                                1             62

Executive Officers
  Paulo Guilherme Aguiar Cunha               Chief Executive Officer                36             64
  Lucio de Castro Andrade Filho              Vice-President                         26             59
       Fabio Schvartsman                     Chief Financial Officer,               19             50
                                                  Ultrapar
  Jose Carlos Guimaraes de Almeida           Chief Operating Officer,               43             69
                                                  Ultragaz
  Pedro Wongtschowski                        Chief Operating Officer,               26             58
                                                  Oxiteno

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

     Lucio de Castro Andrade Filho. Mr. Andrade Filho is the vice chairman of our board of directors and vice president executive officer. He joined Ultrapar in 1977. Mr. Andrade Filho has held a number of positions with Ultrapar's subsidiaries in both the LPG as well as logistics, engineering and chemicals segments. Mr. Andrade Filho is also the chief executive officer of GLP -- Qualidade Compartilhada, an LPG industry association and a member of the board of directors of the Brazilian Petroleum Institute (Instituto Brasileiro de Petroleo - IBP). Mr. Andrade Filho received degrees in civil engineering and in administration from Mackenzie University in Sao Paulo in 1968 and 1972, respectively.

     Jose Carlos Guimaraes de Almeida. Mr. Almeida joined Ultrapar in 1960 and has served as an executive officer since 1985 and as a member of the board of directors of Ultragaz since 1982. Mr. Almeida is the chief operating officer of Ultrapar's LPG distribution business. Mr. Almeida was the Chief Executive Officer of Ultralar Aparelhos e Servicos S.A., general superintendent and member of the consultative council of Ultracred Credito, Financiamento e Investimentos S.A., treasury officer of Unidade Interamericana de Publicidade, and director general of Vedebrasil II Participacoes S.A., the holding company in Brazil of Vendex International. Since 2003, Mr. Almeida has been a member of the Board of Sindigas - the National Union of Liquefied Petroleum Gas Distribution Companies. Mr. Almeida received a degree in civil engineering in 1962 from Pontificia Universidade Catolica of Rio de Janeiro and a master's degree in economic engineering.

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

     Pedro Wongtschowski. Mr. Wongtschowski has served as executive officer since 1985. Mr. Wongtschowski was employed at our chemical fertilizer company from 1970 until 1972 and rejoined Ultrapar in 1977. Mr. Wongtschowski is also the Chairman of the Board of the Brazilian Association for Chemical Engineering, Vice-President of the board of directors of ABIQUIM, Brazilian Chemical Industries Association, and Vice-President of Latin American Petrochemical and Chemical Associations - APLA. Mr. Wongtschowski is the chief operating officer of our chemical and petrochemical businesses. Mr. Wongtschowski received a degree in chemical engineering, master's degree in chemical engineering and a doctoral degree in chemical engineering from the Escola Politecnica da Universidade de Sao Paulo. Mr. Wongtschowski is the author of the book "Industria Quimica - Riscos e Oportunidades" (Chemical Industry - Risks and Opportunities), published in 2002 (2nd edition).

B.       Compensation

     For the year ended December 31, 2003, the aggregate compensation of our directors and executive officers was approximately R$ 10.8 millions. A portion of such amount is represented by variable compensation, dependent on business performance as measured by metrics such as Economic Value Added - EVA and EBITDA. Except for the expenses related to Ultraprev - Associacao de Previdencia Complementar, known as Ultraprev, which manages our pension plan, we have not set aside or accrued any additional amounts for pension, retirement or similar benefits for our directors and executive officers. See "- Employees."

     On April 27, 2001, the General Shareholders' Meeting approved a plan for granting stock options ("The Stock Option Plan") to members of management and employees in executive positions in the Company and its subsidiaries. On November 26, 2003, the Extraordinary General Shareholders' Meeting approved certain amendments to the original plan of 2001 (the "Deferred Stock Plan"). In the Deferred Stock Plan, certain members of management can enjoy the rights on preferred shares held as treasury stock, the ownership of the shares being retained by Ultrapar. The Deferred Stock Plan provides for the transfer of the ownership of the shares to those eligible members after ten years from their initial concession, conditional on an uninterrupted labor relationship between the Deferred Stock Plan participant and the Company during the period. The Board of Directors shall determine the volume of shares to which each eligible participant shall have rights. The total number and type of shares to be used for the purposes of the Deferred Stock Plan shall always be subject to the availability in treasury of such shares. It is incumbent on Ultrapar's Executive Board to select which members of management that shall be eligible for the plan and propose the number of shares in each case for approval by the Board of Directors. As of December 31, 2003, the amount granted to the Company's executives, including tax charges, totaled R$ 5.0 million. This amount will be amortized over a ten year period, the amortization for 2003 amounting to R$ 42 thousand and being registered as an operational expense for the 2003 fiscal year.

C.       Board Practices

     We are managed by our board of directors (i.e., Conselho de Administracao) and by our executive officers (i.e., Diretoria).

     Board of Directors. Prior to December 20, 2002, our board of directors was limited to six members. Pursuant to our amended by-laws, our board of directors must consist of a minimum of four and a maximum of seven members. Our board of directors generally meets quarterly or whenever called by its chairman or by any two directors. During 2003, seven board meetings were held. Each meeting of the board of directors requires a quorum of a minimum of three members, including the chairman or the vice-chairman. The board of directors is responsible for our general policies, for electing our executive officers and supervising their management, and for deliberating on capital increases up to the authorized capital, distributions of dividends and interest on shareholders' equity, investments in other companies, our dissolution or incorporation and the appointment of independent auditors. Pursuant to Brazilian law, each member of the board of directors must hold at least one of our common or preferred shares and be elected by the holders of our common shares at the Assembleia Geral, or the General Shareholders' Meeting.

     Members of the board of directors are elected by the common shareholders for a period of one year and may be reelected. According to Law 10,303/2001, dated October 31, 2001, minority shareholders that together hold common shares representing at least 15% of the voting capital, are entitled to appoint one board member. Minority holders of our voting shares and preferred shareholders that do not represent the minimum percentage required for the right to elect a member of the board of directors in the manner described above may jointly elect a single member to the board. In this case such shareholders should jointly represent a minimum of 10% of the corporate capital. Until the general shareholders' meeting of 2005, preferred shareholders have the right to elect a board member from a short list of three names drawn up by the controlling shareholder. As from the general shareholders' meeting of 2006, the election of this member will be unrestricted. In 2002, in order to give minority shareholders a more important role in our corporate governance, we granted them the right to elect a member to our board of directors. Mr. Nildemar Secches was elected to the board in April 2002, as the representative of the minority shareholders. Mr. Secches was reelected in 2003 and in the General Shareholders' Meeting held on April 26, 2004.

     Minority holders of voting shares and preferred shareholders must prove uninterrupted title to a shareholding interest in our shares for a period of at least three months immediately prior to the holding of the General Shareholders' Meeting in order to exercise their rights related to election of directors.

     Law 10,303/2001 granted members of the board of directors elected by minority holders of voting shares and/or preferred shareholder, veto powers over the appointment and dismissal of our independent auditors, provided such veto is reasonably justified.

     Executive Officers. Our executive officers include our chief executive officer and a minimum of three and a maximum of six other members. Each of our current executive officers has been appointed by the board of directors for a one-year term, which began on April 26, 2004 and may remain in office until the appointment of his substitute. Sitting members can be reelected for additional one-year terms.

     Fiscal Council. Under the Brazilian corporate law and our by-laws, we are not required to, and currently do not, maintain a permanent fiscal council. We would, however, be required to establish a fiscal council upon the request of shareholders who hold 2% of the common shares or 1% of the preferred shares, pursuant CVM Instruction 324 of January 19, 2000 that altered the percentages referred to in Article 161, Paragraph 2 of Law 6,404/76, based on its prerogative established in Article 291 of Law 6,404/76. The primary responsibility of the fiscal council, which, if established, would act independently from our management and external auditors, would be to review our consolidated financial statements and report on them to our shareholders.

     The U.S. SEC has adopted a new rule that prohibits the New York Stock Exchange ("NYSE") from listing, or continuing to list, any security of any issuer, unless the issuer has an audit committee or an equivalent body (see following paragraph) which, among other things:

     o    is comprised solely of directors who are considered independent,

     o is responsible for the appointment, compensation, retention and oversight of the issuer's outside auditor, who must report directly to the audit committee,

     o has procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters,

     o has the authority to engage independent counsel and other advisors, and

     o is provided appropriate funding, as it determines, to compensate the auditors and otherwise carry out its functions.

     A non-U.S. issuer, such as Ultrapar, has until July 31, 2005 to adopt an audit committee. Alternatively, the SEC has stated that non-US issuers will be exempt from these requirements if, prior to July 31, 2005, they establish, according to their local law or regulations, another body that acts as an audit committee, if that body:

     o is independent of the Board of Directors and is not elected by management;

     o if that body is not permitted by law to perform the functions set forth in the last four bullets of the preceding sentence,

     o to the extent that shareholders vote on or approve such matters and the issuer provides a recommendation or nomination regarding such matters, that body is responsible for making the recommendation or nomination and

     o if the board of directors is not permitted by law or stock exchange rules to delegate such responsibilities, the body is given non-binding advisory powers and such other responsibilities regarding such matters as are permitted by law.

     Corporate Governance. We are incorporated under the laws of Brazil and we are subject to Brazilian laws related to corporate governance. Under Brazilian law, there are no regulatory requirements with respect to corporate governance such as (i) the independence of our board of directors, (ii) meetings of non-management directors, (iii) the establishment and composition of certain board committees or (iv) the adoption and disclosure of corporate governance guidelines or codes of business conduct and ethics. As a non-US issuer we are exempt from adopting certain NYSE corporate governance requirements and other requirements will only apply to us in the future. However, we aim to ensure that best practices, recommendations and standards of corporate governance are employed in our functioning and operations. We have adopted corporate governance guidelines, such as the requirement that the Board of Directors be mainly comprised of independent members and the issuance of a code of ethics for senior officers that we believe are in compliance with U.S. corporate governance standards.

     We are currently working to comply with all Sarbanes-Oxley and NYSE requirements within the stated time frame.

D.       Employees

     As of December 31, 2003, we had 6,465 employees.

     The following table sets forth our number of employees per line of business at the dates indicated.

                          Number of employees
     ----------------------------------------------------------
                         (as of December 31,)
                         2003          2002          2001
                         ----          ----          ----
     Ultragaz            4,560         4,156         4,022
     Oxiteno             1,078           912           902
     Ultracargo            815           743           627
     Outros(1)              12            11            41
                         -----         -----         -----
     Ultrapar            6,465         5,822         5,592
                         =====         =====         =====
(1) Includes headquarters maintenance personnel hired by our wholly-owned subsidiary, Imaven Imoveis e Agropecuaria Ltda.


     Ultragaz's employees are covered by a collective agreement with the union representing the employees in the LPG industry. According to Brazilian legislation, Oxiteno's employees are represented by labor unions, and are currently covered by five collective agreements, which are renewed annually.

     All Ultracargo's employees are covered by a collective agreement, which incorporates clauses of a social, financial, labor union and labor relations nature signed by the companies, labor unions and employees.

     In February 2001, our board of directors approved the adoption of a defined contribution pension plan to be sponsored by Ultrapar and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev - Associacao de Previdencia Complementar, known as Ultraprev, since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee's reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective contribution in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective contribution over a period of 5 to 25 years. The sponsoring company does not guarantee the amounts or the duration of the benefits received by each employee that retires. The total number of participating employees as of December 31, 2003 was 5,160. To date, there are no retired employees under the plan.

     In general, we consider our employee relations to be good.

E.       Share Ownership

     The table below sets forth the number of our total shares (common and preferred shares) beneficially owned by each of our directors and executive officers as of December 31, 2003.

                                                        % of       Number(1) of     % of                         % of
                                      Number(1) of     common       preferred     preferred    Number(1) of     total
Name                                 common shares     shares         shares        shares     total shares     shares
-----------------------------------  -------------     ------      ------------   ---------    ------------     ------
Board of Directors
       Paulo Guilherme Aguiar                              9.93%        3,864.7        0.02%
      Cunha                            5,093,016.4                                               5,096,881.1      7.31%
       Lucio de Castro Andrade                             2.72%              -            -
      Filho                            1,392,039.2                                               1,392,039.2      2.00%
        Ana Maria Levy Villela
      Igel                             9,039,648.5        17.63%      111,978.3        0.61%     9,151,626.8     13.13%
  Olavo Egydio Monteiro de Carvalho      406,585.7         0.79%      118,356.0        0.64%       524,941.6      0.75%
  Renato Ochman                               15.0            -               -            -            15.0         -
  Nildemar Secches                            15.0            -               -            -            15.0         -
  Paulo Vieira Belotti                        15.0            -               -            -            15.0         -

Executive Officers
       Fabio Schvartsman                 592,246.4         1.16%              -            -       592,246.4      0.85%
  Jose Carlos Guimaraes de Almeida       696,012.1         1.36%              -            -       696,012.1      1.00%
  Pedro Wongtschowski                    592,246.4         1.16%        2,281.2        0.01%       594,527.6      0.85%

1 Number in thousand shares


     Our board members and executive officers beneficially own our shares primarily through their participation in holding companies that control us. See "Item 7. Major Shareholders and Related Party Transactions -- Major Shareholders." All of our common shares carry the same voting rights. Our preferred shares are non-voting, except in limited circumstances. Each ADS represents 1,000 preferred shares.

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

     The following table sets forth certain information regarding the ownership of our common shares as of December 31, 2003:

                                                        December 31, 2003
                                                        -----------------
                                                         Common
Shareholders                                             Shares               %
--------------------------------------------         ------------        ------
                                                  (in thousands)
     Ultra S.A. Participacoes                       34,193,119            66.7
     Parth Investments Company                                            18.2
                                                     9,311,730
     Ultra-- DI Participacoes S.A.                                         1.0
                                                       490,095
     MASA Participacoes Petroquimicas Ltda.          5,212,637            10.2
     Others                                          2,057,041             3.9
                                                    ----------           -----
      Total                                         51,264,622           100.0
                                                    ==========           =====

     Due to the corporate restructuring in 2002, we issued 13.3 billion common shares in December 2002. MASA Participacoes Petroquimicas Ltda. held approximately 7.1 million of Oxiteno's common shares and exchanged them for approximately 5.2 billion of our common shares.

     For more information on the corporate restructuring, please see "Item 4. Information on the Company - History and Development of the Company".

     Until September 1998, we were controlled by Pery Igel, the son of Ernesto Igel, founder of Ultragaz and our group. In 1984, Pery Igel put in place a succession plan for the transfer of our control from him to our executive officers. This succession plan allowed for a smooth transition of control following Mr. Igel's death in September 1998. Daisy Igel, Pery Igel's sister, controls Parth Investments Company and Ultra -- DI Participacoes S.A., which hold 19.2% of our common shares.

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

     On December 31, 2003 approximately 4.8 billion preferred shares were held by international investors in the form of American Depository Shares (ADS).

   Ownership and Capital Structure of Ultra S.A.

     Ultra S.A. owns approximately 67% of Ultrapar's voting shares. The voting stock of Ultra S.A. is currently owned as follows:

     o    approximately 49.5% by Igel Participacoes S.A., known as Igel;

     o    49.5% by Avare Participacoes S.A., known as Avare;

     o    0.2% by Ana Maria Levy Villela Igel; and

     o 0.8% by Paulo Guilherme Aguiar Cunha, our chief executive officer and chairman of our board of directors.

     Igel is a holding company which holds the interests of certain members of the family of Pery Igel. Avare is a holding company, which is 69% owned and controlled by certain members of our senior management. The remaining shares in Avare are owned by the family of Helio Beltrao and by Pery Igel's heirs. Helio Beltrao is a former executive officer of Ultrapar. Pery Igel transferred a 69% ownership interest in Avare to our management under the condition that each member of our management team would remain in his or her functions until December 31, 2004.

     In addition to his participation in Avare as one of the management shareholders, Mr. Cunha holds 0.8% of the voting stock in Ultra S.A., which were transferred to him by Mr. Pery Igel pursuant to an arrangement under Brazilian law similar in certain respects to a trust. Under this arrangement, Mr. Cunha was given temporary ownership of these shares until December 16, 2004, provided that he remains a member of our management team until such date and complies with certain other conditions. Upon Mr. Igel's death, these shares' voting rights were transferred to Mr. Cunha. Ownership of these shares passes to Mr. Igel's children on December 16, 2004 unless any of the children predeceases Mr. Cunha, in which event a proportionate amount of such shares become the absolute property of Mr. Cunha. If Mr. Cunha passes away before the transfer of the shares, such shares will be property of Mr. Igel's children.

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

B.       Related Party Transactions

     None of the members of our board of directors or executives or their close family members have any direct participation in any material transaction involving the Company or relevant to our businesses.

     We and our subsidiaries and affiliated companies enter into intercompany loans on a regular basis. In certain cases, group companies maintain offsetting credits and debits on matching terms. In the case of intercompany loans involving Utingas, loans are made on an arm's length basis. In the case of intercompany loans among Ultrapar and some of its subsidiaries and affiliates, loans may be extended on financial terms so as to maximize consolidated profits at the Ultrapar level. See Note 19 to our consolidated financial statements for a detailed breakdown of intercompany loans as of December 31, 2003.

     Transultra provides transportation services to Ultragaz and Oxiteno on arm's length terms. Similarly, Tequimar leases storage capacity for chemicals and petrochemicals to Oxiteno on arm's length terms. In 2003, payments from Ultragaz and Oxiteno to Transultra in connection with these services totaled R$25.3 million and R$5.7 million, respectively. In 2003, payments from Oxiteno to Tequimar in connection with the leased storage capacity totaled R$6.4 million.

     Utingas' by-laws provides for each of its shareholders to use a proportion of Utingas' total storage capacity equal to such shareholders' proportionate ownership of Utingas. Accordingly, Ultragaz is entitled to use 4.2 thousand tons of LPG storage capacity at Utingas' facilities, reflecting Ultragaz's 56% ownership in Utingas. Ultragaz currently uses approximately 2.5 thousand tons of such capacity. The amount of payments made by Ultragaz to Utingas in 2003 with respect to the use of storage capacity at Utingas' facilities totaled R$2.2 million.

     Ultragaz purchases LPG requirements from Petrobras on an arm's length basis. Payments from Ultragaz to Petrobras totaled R$ 1.818 million in 2003.

     Oxiteno purchases all of its ethylene requirements from Braskem and PQU on an arm's length basis. Payments from Oxiteno to PQU totaled R$ 93.8 million in 2003. Payments from Oxiteno to Braskem totaled R$ 412.4 million in 2003.

     Our subsidiaries lease office space from Imaven Imoveis e Agropecuaria Ltda, or Imaven, our wholly-owned subsidiary, on an arm's length basis in the building in Sao Paulo in which our head offices are located. The sole activity of Imaven is the ownership of the mentioned building. The total amount of rent payments under these leases is R$ 6.7 million in 2003.

     We are guarantors of a portion of our subsidiaries' indebtedness in the amount of R$ 571.4 million as of December 31, 2003.

C.       Interests of Expert and Counsel

     Not applicable.


ITEM 8.  FINANCIAL INFORMATION

A.       Consolidated Statements and Other Financial Information

     For our consolidated financial statements and notes thereto see Item 18, "Financial Statements".

   Dividend and Distribution Policy

     Under the Brazilian corporate law, shareholders are generally entitled to receive an annual mandatory distribution set forth in each company's by-laws, which may not be lower than 25% of the Distributable Amount, (as defined below). If a company's by-laws are silent, the percentage is deemed to be 50% of the Distributable Amount. Our by-laws provide for a mandatory distribution equal to 50% of the "Distributable Amount". In addition, until May 18, 2004, under our by-laws, the amount we distributed in respect of each preferred share was equal to 110% of the amount we distributed in respect of each of our common shares. On May 18, 2004, we held an Extraordinary General Meeting which approved amendments of our Bylaws. The amendments were (i) the registration in our Bylaws of tag along rights for all Company shareholders, at 100% of the offer price; and (ii) to make the dividend right of preferred shareholders equal to those of common shareholders by abolishing the right of preferred shareholders to receive dividends at least 10% (ten per cent) higher than those received by common shareholders. "Distributable amount" means a company's net income as determined in accordance with the accounting practices adopted in Brazil, as reduced by (i) accumulated losses for prior years, and (ii) amounts allocated to the legal reserve and other reserves established in accordance with accounting practices adopted in Brazil, and as increased by the reversal of any reserve established in a prior year. A company is permitted to allocate to reserves all income from equity gains in subsidiaries that are not distributed to the company in the form of cash dividends. When such gains are distributed to the company in the form of cash dividends, the company is required to reverse the reserve. See "Item 3. Key Information -- Risk Factors -- Risks Relating to the Preferred Shares and ADSs." In addition to the mandatory distribution, the board of directors may recommend to the shareholders the payment of interim distributions from other funds that are legally available for such purposes. Any payment of an interim dividend may be set off against the amount of the mandatory dividend distribution for that fiscal year.

     In addition to dividends, Brazilian companies may distribute interest attributed to shareholders' equity, which payments may be treated by a company as an expense for income tax purposes. Payments of interest attributed to shareholders' equity may be made at the discretion of our Board of Directors, subject to the approval of the holders of our common shares. Payments of interest attributed to shareholders' equity, net of withholding tax, may be used to satisfy a company's mandatory distribution obligation. This interest is calculated in accordance with the daily pro rata variation of the Brazilian government's long-term interest rate, (TJLP), as determined by the Brazilian Central Bank from time to time, and cannot exceed the greater of:

     o 50% of net income (after the deduction of social contribution on net income and before the deduction of the income tax provision and interest on equity attributable to shareholders) related to the period in respect of which the payment is made; or

     o    50% of the sum of retained earnings and revenue reserves.

     Under Brazilian corporate law, a company may suspend the mandatory distribution either in the form of dividends or payments of interest on shareholders' equity if its board of directors determines prior to the general shareholders' meeting that payment of the mandatory distribution for the preceding fiscal year would be inadvisable in light of the company's financial condition. The holders of common shares must ratify such determination at the general shareholders' meeting, which must be reported to the CVM within five days of the relevant general shareholders' meeting. Under Brazilian law, mandatory distributions that are suspended and not offset against losses in future years must be paid as soon as the financial condition of the company permits.

     In 2003, we distributed dividends amounting to R$ 72 million, representing 29% of net income for the period.

The following graph shows the trend in dividend distribution since 1998:


                                [GRAPH OMITTED]


     We can not provide any assurances similar amounts will be distributed in future fiscal years.

     Legal Proceedings

     Ultragaz is a defendant in approximately 800 legal suits arising from its normal business activities, including approximately 400 labor claims. Although the amount of any liability that could arise with respect to these actions cannot be accurately determined, Ultragaz believes that such actions, if decided adversely to Ultragaz, would not, individually or in the aggregate, have a material adverse effect on the financial condition of Ultragaz.

     In particular, Ultragaz is the defendant in 20 bodily harm suits in which the plaintiffs are claiming damages for the loss of economic benefit and for pain and suffering arising from fires or gas explosions caused by LPG cylinders or accidents caused by Ultragaz trucks. With the exception of 2 cases involving death due to the explosion of a cylinder and bodily harm due to an accident with an Ultragaz vehicle, claims for which total R$ 2.4 million, according to Ultragaz's estimate, the amount claimed in any individual suit ranges from R$20,000 to R$200,000. Such amounts are generally covered by Ultragaz's third-party insurance policies, subject to the terms of such policies. Civil suits are generally followed by criminal investigation procedures, which can result in criminal liability for Ultragaz employees if such employees have been criminally negligent. For those suits involving death or permanent disabilities, the value of the claim is established by the courts and is based on the average salary and age of the victim. In addition, Ultragaz is involved in approximately thirty labor claims brought by former employees claiming damages and, in some cases, reinstatement of employment, in respect of injuries incurred in delivering LPG cylinders.

     Ultragaz is a defendant in legal suits relating to damages caused by an explosion in 1996 in a shopping mall in the city of Osasco. The largest single claim involving Ultragaz is an insurance subrogation claim for approximately R$ 9 million brought against Ultragaz, the builder of the shopping mall, the management of the shopping mall and the engineer responsible for the building's project. In addition, individual suits were filed by victims of the explosion claiming damages from Ultragaz for the loss of economic benefit and for pain and suffering. Subsequently, a public prosecutor commenced a further civil suit, in which Ultragaz was not named as a defendant, for the benefit of all victims using a procedural mechanism similar to a class action suit. Ultragaz believes that it has produced evidence that defective gas pipes in the shopping mall caused the accident and that Ultragaz's on-site LPG storage facilities did not contribute to the explosion. Ultragaz believes that the class action suit brought by the public prosecutor deters individual suits directed at the company. In June 2002, the management of the shopping mall filed a suit against Ultragaz for the reimbursement of medical and legal fees as well as expenses relating to the reconstruction of the mall. No ruling has yet been given on this suit. Ultragaz believes that its accident insurance is more than enough to cover the amount being claimed.

     Oxiteno is the defendant in approximately 136 judicial proceedings arising in the normal course of its business. In common with other Brazilian companies, Oxiteno is currently disputing the constitutional validity of some taxes. In addition, Oxiteno is disputing the amounts it is required to pay in connection with certain sales taxes. The aggregate amount of outstanding tax claims against Oxiteno is approximately R$4.0 million.

     The Petrochemical Industry Labor Union, which represents the employees of our indirect subsidiary Oxiteno Nordeste S.A., filed class action suits against Oxiteno Nordeste in 1991 demanding compliance with the adjustments established in collective labor agreements or other specific indexes, in lieu of the salary policies effectively practiced. Based on information from its legal advisors, who analyzed the final ruling of the Federal Supreme Court, known as STF, on the class action suit in which the labor union is a plaintiff, as well as the status of the specific suit against Oxiteno Nordeste, our management does not believe that it is necessary to record a provision as of December 31, 2003.

     Ultragaz, Oxiteno and several of our other subsidiaries filed individual suits against the Brazilian tax authorities contesting the increase in certain taxes introduced by Law 9,718 of November 28, 1998, which increased the COFINS tax rate by 1% and introduced taxes on financial and other income of 3.00% (COFINS) and 0.65% (PIS). Furthermore, Law 9,718 introduced a mechanism under which Ultragaz's contributions of PIS and COFINS on sales would be withheld by Petrobras, thereby effectively increasing overall taxation for Ultragaz. Our subsidiaries were granted preliminary injunctions which allowed them to continue to pay these contributions according to regulations applicable prior to Law 9,718. At the same time, we had made provisions to contemplate these tax increases. In November 2002, based on our legal advisors' opinion, we opted to pay these provisioned amounts, except for the provision of the 3.65% tax on gross financial and other income. Amounts which were not paid to tax authorities remain provisioned in the financial statements, and totaled R$ 30.5 million on December 31, 2003, of which R$ 14.8 million relate to Ultragaz and R$4.8 million relate to Oxiteno. In the event we lose these lawsuits, we would have to pay these provisioned amounts to the tax authorities, but this would not affect our statement of operations.

     The table summarizes our provisions related to legal proceedings as of December 31, 2003:


                                                    2003
                                           (in millions of reais)
Social contribution taxes on net income                       2.9
Labor claims                                                  0.9
PIS and Cofins on other gains                                30.5
Other(*)                                                      6.6
Total                                                        40.9
-----                                                        ----
(*) comprised of SPGas's tax and labor provisions

     Antitrust matters

     CADE is currently reviewing our acquisition of the LPG distribution operations of Royal Dutch/Shell N.V. - Shell Gas in Brazil. We submitted the so-called concentration act to the antitrust authorities, "Secretaria de Direito Economico do Ministerio da Justica" (SDE) and "Secretaria de Acompanhamento Economico do Ministerio da Fazenda" (SAE), in August 2003. In September 2003, SAE requested further information regarding the Brazilian LPG market and the operations of both Ultragaz and Shell Gas. In November 2003, an association of LPG resellers, ANERGAS, incorporated after the acquisition of Shell Gas, filed a petition with the SDE, requesting the SDE to order Ultragaz and Shell Gas to refrain from going forward with the transaction alleging the protection of the market conditions for the Shell Gas franchisees. The SDE denied ANERGAS request and sent its opinion to CADE in January 2004. In March 2004, Brazilian oil and gas regulatory body, "Agencia Nacional do Petroleo"
(ANP), issued a recommendation to SDE approving the transaction without restrictions. Presently we are awaiting for CADE's final approval.

B.       Significant Changes

     None.

ITEM 9.  THE OFFER AND LISTING

A.       Offer and Listing Details

     On October 6, 1999, we concluded an initial public offering of our preferred shares, which commenced trading on the Bovespa and on the New York Stock Exchange, in the form of ADSs. Our preferred shares were issued at R$26.45 per thousand shares, corresponding to US$13.50 per ADS, with each ADS representing 1,000 preferred shares.

     The following table sets forth trading information for our ADSs, as reported by the New York Stock Exchange, and for our preferred shares, as reported by Bovespa, for the periods indicated.


                           Price per ADS in U.S.      Price per 1,000 Preferred
                                  dollars                   Shares in Reais
                           ---------------------      -------------------------
Year  ended                  High           Low           High           Low
-------------------------  --------      ---------      --------      ---------
December 31, 1999           13.56          8.50          25.50         18.51
December 31, 2000           13.56          8.00          25.00         15.00
December 31, 2001           10.75          4.95          21.65         14.00
December 31, 2002            9.55          5.00          26.40         18.10
December 31, 2003           12.97          6.41          37.70         21.95
Quarter ended
-------------------------  --------      ---------      --------      ---------
March 31, 2002               9.32          7.65          22.00         18.10
June 30, 2002                9.55          6.80          23.50         19.50
September 30, 2002           7.75          5.25          22.55         19.00
December 31, 2002            7.20          5.00          26.40         20.30
March 31, 2003               7.45          6.41          26.40         21.95
June 30, 2003                9.22          6.94          26.80         22.50
September 30, 2003          10.60          8.69          30.99         25.35
December 31, 2003           12.97         10.25          37.70         30.00
March 31, 2004              13.45         11.25          38.01         33.03
Month ended
-------------------------  --------      ---------      --------      ---------
December 31, 2003           12.97         10.75          37.70         31.69
January 31, 2004            13.45         11.25          38.01         33.50
February 28, 2004           12.98         11.45          37.50         34.00
March 31, 2004              12.44         11.27          36.99         33.03
April 30, 2004              11.95         10.60          34.65         31.00
May 31, 2004                10.70          8.70          32.00         27.10

B.       Plan of Distribution

     Not applicable.

C.       Markets

     Our preferred shares are listed on the Sao Paulo Stock Exchange under the ticker symbol "UGPA4" and the ADSs are listed on the New York Stock Exchange under the symbol "UGP."

D.       Selling Shareholders

     Not applicable.

E.       Dilution

     Not applicable.

ITEM 10.  ADDITIONAL INFORMATION


A.       Share Capital

     Not applicable.

B.       Memorandum and By-laws

     We are registered with the commercial registry of the state of Sao Paulo under the registration number 35,300,109,724. Pursuant to chapter I, article 3 of our by-laws, our main corporate purpose is the investment of our capital in the trade, industry and agriculture and in companies providing services, upon the subscription for or acquisition of shares or quotas in companies.

     More detailed information with respect to our shares, shareholder rights, and limitations on share ownership, is incorporated herein by reference to our Registration Statement on Form F-1, Registration Number 33-10818, declared effective by the Securities and Exchange Commission on October 6, 1999.

C.       Material Contracts

     In 1997, our indirect subsidiary Companhia Ultragaz issued US$ 60 million in a 9% US dollar-denominated Eurobond due in 2005 with a put/call option exercisable in 2002. We and our subsidiary Ultragaz jointly, severally and unconditionally guaranteed this Eurobond and are thus subject to covenants which restrict, among other things, our ability to incur indebtedness, constitute liens, make dividend payments and other distributions and conduct sale-leaseback transactions, mergers and asset sales. None of these covenants have restricted our ability to conduct our ordinary course of business as of the date of this annual report. This Eurobond was purchased in June 2002 by our indirect subsidiary, LPG International Inc., with funds obtained from a syndicated loan, with maturity in August 2004. In January 2004, taking advantage of surplus international liquidity, this syndicated loan was refinanced through a new Eurobond issue by LPG with the same maturity of the original bond.

     On March 22, 2000, our controlling shareholders entered into a shareholders' agreement designed to ensure the equal treatment of all non-controlling shareholders in the event of any change in control. On May 18, 2004, the Extraordinary General Shareholders Meeting and the Special Meeting of Preferred Shareholders approved an amendment of our Bylaws to register Tag Along Rights for all Company shareholders, at 100% of the offer price. The registration of the Tag Along Rights in our Bylaws is intended to improve on the rights already conceded through the Shareholders Agreement. For information regarding the Shareholders Agreement, see "Item 7 - Major Shareholders and Related Party Transactions, Major Shareholders".

     Other material contracts are described in other sections of this report. For information regarding the acquisition of Shell Gas, see "Item 4 - Information on the Company, Equity Investments". For information regarding our contract with Braskem relating to the supply of ethylene, see "Item 4 - Information on the Company, Oxiteno, Raw Materials" and Item 5 - Contractual Financial Obligations".

D.       Exchange Controls

     There are no restrictions on ownership of our preferred shares by individual or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of our shares into foreign currency and to remit such amounts abroad is subject to restrictions under foreign investment legislation which generally require, among other things, that the relevant investment be registered with the Central Bank and the CVM.

     Foreign investors may register their investment under Law 4,131 of September 3, 1962 or Resolution 2,689. Registration under Resolution 2,689 affords favorable tax treatment to foreign investors who are not residents in a tax haven jurisdiction (i.e. countries that do not impose income tax or where the maximum income tax rate is lower than 20%), as defined by Brazilian tax laws.

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

     Additionally, the investor operating under the provisions of Resolution 2,689 must be registered with the Brazilian internal revenue service ("Receita Federal") pursuant to the latter's Regulatory Instruction 200. This registration process is undertaken by the investor's legal representative in Brazil.

     Securities and other financial assets held by foreign investors pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or through organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will.

     Resolution 1,927 of the National Monetary Council provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. Accordingly, the proceeds from the sale of ADSs by holders of American depositary receipts outside Brazil are free of Brazilian foreign investment controls and holders of ADSs who are not resident in a tax haven jurisdiction will be entitled to favorable tax treatment.

     The right to convert dividend payments and proceeds from the sale of our shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investment be registered with the Central Bank. Restrictions on the remittance of foreign capital abroad could hinder or prevent the custodian for the preferred shares represented by ADSs, or holders who have exchanged ADSs for preferred shares, from converting dividends, distributions or the proceeds from any sale of preferred shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Delays in, or refusal to, granting the required government approval for conversions of Brazilian currency payments and remittances abroad could adversely affect holders of ADSs.

     We have obtained a certificate of registration in the name of Bank of New York, the depositary. Pursuant to this certificate, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred shares represented by ADSs into foreign currency and to remit the proceeds outside Brazil. If a holder exchanges ADSs for preferred shares, such holder may continue to rely on the depositary's certificate of capital registration for only five business days after such exchange. After that, such holder must seek to register its investment directly with the Central Bank. Thereafter, unless the holder has registered its investment with the Central Bank, such holder may not convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred shares. Such holder generally will be subject to less favorable Brazilian tax treatment than a holder of ADSs.

     There are two principal foreign exchange markets in Brazil:

     o    the commercial rate exchange market, and

     o    the floating rate exchange market.

     Most trade and financial foreign-exchange transactions, including transactions relating to the purchase or sale of shares or the payment of dividends or interest with respect to shares, are carried out on the commercial market. Only financial institutions authorized to buy and sell currency in the commercial market may effect purchases of foreign currencies in that market. In both markets, rates are freely negotiated, but may be strongly influenced by Central Bank intervention. See "Item 3. Key Information--Selected Financial Data--Exchange Rates."

     Under Brazilian law, whenever there is a serious imbalance in Brazil's balance of payments or reasons to foresee a serious imbalance, the Brazilian government may impose temporary restriction on the remittance of foreign currency abroad and on the conversion of Brazilian currency into foreign currencies. Such restrictions may hinder or prevent the custodian or holders who have exchanged ADSs for underlying preferred shares from converting distributions or the proceeds from any sale of such shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad.

E.       Taxation

     Brazil

     The following discussion summarizes the tax consequences in Brazil as these apply to the acquisition, ownership and sale of preferred shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and, in the case of a holder of preferred shares, which has registered its investment in preferred shares with the Central Bank as a U.S. dollar investment. This explanation is based on Brazilian law as currently in effect. Any change in the law may modify the consequences described below. The following discussion summarizes the material tax consequences applicable under current Brazilian legislation to non-Brazilian holders of preferred shares or ADSs; it does not specifically address all of the Brazilian tax considerations applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult his or her own tax adviser concerning the Brazilian tax consequences of an investment in preferred shares or ADSs. It is important to note that the tax consequences described below do not take into account tax treaties entered into by Brazil and/or reciprocal agreements signed between Brazil and any other country.

     Taxation on Dividends

     In principle, dividends on shares and other dividends paid by Brazilian corporations in kind to the foreign domiciled beneficiary in respect of the preferred shares, are not subject to withholding income tax in Brazil. Dividends relating to profits generated prior to January 1, 1996 are subject to withholding income tax at varying rates, depending on the year the profits were generated (15% in 1994 and 1995).

     Payments on shareholders' equity

     Law 9,249, dated December 26, 1995 permits Brazilian companies to make distributions to shareholders of interest attributed to shareholders' equity. This interest is calculated in accordance with the daily pro rata variation of the Brazilian government's long-term interest rate, (TJLP), as determined by the Brazilian Central Bank from time to time, and cannot exceed the greater of:

     o 50% of net income (after the deduction of social contribution on net income and before the deduction of the income tax provision and interest on equity attributable to shareholders) related to the period in respect of which the payment is made; or

     o    50% of the sum of retained earnings and revenue reserves.

     Any payment of interest to shareholders (including holders of ADSs in respect of preferred shares), is subject to withholding income tax at the rate of 15% or 25% in the case of a shareholder domiciled in a country, which under the Brazilian legislation, is considered a tax haven (a country which does not tax income or taxes it at a maximum of less than 20%). Additionally, these payments may be qualified, at their net value, as an integral part of any minimum mandatory dividend.

     If payments of interest attributed to shareholders' equity are qualified as part of a mandatory dividend, the corporation is required to distribute an additional amount to ensure that the net amount received by shareholders, after payment of the applicable withholding income tax, is at least equal to the mandatory dividend.

     Distributions of interest attributed to shareholders' equity to non-Brazilian investors in respect of preferred shares, including the preferred shares underlying the ADSs, may be converted into U.S. dollars and remitted from Brazil, subject to the prevailing exchange controls.

     Taxation of Gains and Income

     According to Brazilian law, capital gains and income are treated differently for income tax purposes. Income is defined as remuneration derived from any investment, not originating from the transfer of ownership of such an investment in any form. For tax purposes, capital gains are defined as the positive difference between the acquisition cost of the investment and the respective price derived from the transfer of the ownership in any form (such as a sale, liquidating distribution, redemption etc.).

     The capital gains obtained as a result of a transaction executed via the Brazilian Stock Exchange is the difference between the value in Reais realized through the sale or swap in securities and the acquisition cost in Reais, without any monetary restatement for inflation. The acquisition cost registered as an investment with the Central Bank of Brazil is calculated using the value registered in foreign currency at the Central Bank, converted to Reais at the commercial US dollar rate on the date of sale or swap in securities.

     As at October 31, 2003, the capital gains realized outside Brazil by a non-resident as a result of the sale of preferred shares or ADSs to another non-resident were not subject to Brazilian income tax. However, pursuant to
Article 26 of Law 10,833, published on December 29, 2003, the sale of property located in Brazil involving non-resident investors could be subject to Brazilian income tax as from February 1 2004. Our understanding is that ADSs do not qualify as property located in Brazil. Insofar as the regulatory norm referred to in Article 26 is recent and generic and has not been tested through the administrative or judicial courts, we are unable to evaluate what the final ruling on the matter will be.

     For the purpose of Brazilian taxation, there are two types of non-resident holders of ADSs or preferred shares:

     a) market investors, including those investors holding ADSs, not resident in tax havens, which represent those non-resident investors who register with the CVM or the Central Bank of Brazil, pursuant to Resolution 2,689 of the National Monetary Council (market investors); and

     b) ordinary non-resident investors, which include any and all non-residents in Brazil which invest in the country through any other means and investors that reside in tax havens, irrespective of their registration or otherwise in accordance with Resolution 2,689.

     The investors described in (a) above are subject to a more favorable tax treatment in Brazil, described below. The deposit of ADSs for preferred shares could be subject to an income tax rate of 15%, or 25% for investors domiciled in tax havens, when the amount originally registered as an investment in foreign currency with the Central Bank is less than the average price of the preferred shares. The average price of the preferred shares is calculated according to (i) data from the Brazilian stock exchange in which the greater number of such shares were traded on the day of the deposit; or (ii) if no preferred share was sold on that day, the average price on the Brazilian stock exchange in which the greatest number of preferred shares were traded, in the last 15 business days.

     On the receipt of the preferred shares, the non-resident investor is obliged to register the share value in foreign currency with the Central Bank of Brazil. The conversion of preferred shares in ADSs is not subject to Brazilian income tax. The capital gains resulting from the sale of preferred shares on the Brazilian stock exchanges by non-resident investors not domiciled in tax havens, and registered in accordance with Resolution 2,689, are exempt from income tax. In the case of capital gains resulting from the sale of preferred shares on the Brazilian stock exchanges, (i) by non-resident investors not registered in accordance with Resolution 2,689, or (ii) by non-resident investors, domiciled in tax havens (irrespective of being registered or otherwise pursuant to Resolution 2689), the rate of income tax will be 20%.

     Capital gains obtained from the sale of preferred shares not conducted through the Brazilian stock exchanges by non-resident investors, are subject to income tax of 15%, or 25% in the case of non-resident investors domiciled in tax havens.

     Non-resident investors which are not resident in tax havens, must comply with the following conditions of Resolution 2,689, to obtain the more favorable tax treatment:

     o Appoint a representative in Brazil with powers to take actions relating to their investment;

     o    Appoint a custodian in Brazil for their investments;

     o    Be registered as a foreign investor with the CVM; and

     o    Register their investment with the Central Bank of Brazil.

       Under Resolution 2,689, assets held by foreign investors must be maintained under the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank of Brazil and the CVM. Additionally, securities trading is restricted to transactions carried out on Brazilian stock exchanges by certain qualified non-Brazilian investors.

     The proceeds from the redemption of the ADSs, or the distribution on the occasion of the liquidation of the same ADSs, under the same conditions, is exempt from Brazilian income tax.

     With reference to proceeds of a redemption of, or a liquidating distribution with respect to, preferred shares having as the paying source a Brazilian resident, the positive difference between the amount effectively received by the shareholder and the amount of foreign currency registered with the Central Bank of Brazil translated into Reais at the commercial rate on the date of the redemption or liquidating distribution, will be treated as a capital gain derived from sale or switch of shares not carried out on a Brazilian stock exchange, being subject to income tax at the rate of 15% or 25% in the case of investors domiciled in tax havens.

     Taxation of Foreign Exchange Transactions. A financial transaction tax ("IOF") is imposed on the conversion of Reais into foreign currency and on the conversion of foreign currency into Reais. Although the current applicable rate for almost all foreign currency exchange transactions is zero, the Ministry of Finance can increase the rate at its sole discretion at any time, by merely issuing a Ministerial Administrative Rule. In this case, the Brazilian legislation allows for such an increase to be made up to a maximum ceiling of 25%. However, any increase in the prevailing rate will only apply to future transactions.

     Taxation of Bonds and Securities' Transactions. Transactions involving bonds and securities, even if the transaction is conducted over the Brazilian stock exchange, may be subject to the Tax on Financial Transactions - IOF. The rate of IOF with respect to transactions involving preferred shares and ADSs is currently zero, although it can increased up to a ceiling of 1.5% per day on the income from the securities, but only with respect to future transactions involving preferred shares and ADSs.

     Other Brazilian Taxes. There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or sale of preferred shares or ADSs, except for gift and inheritance taxes imposed by some Brazilian states on gifts by individuals or entities not domiciled or resident in Brazil to individuals or entities domiciled or residing in such states. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred shares or ADSs.

     Transactions carried out by the depositary or by holders of preferred shares, which involve the transfer of Brazilian currency from an account maintained with any Brazilian financial institution are subject to the CPMF tax at the rate of 0.38%. Under Amendment 42 to the Brazilian constitution, dated December 19 2003, the 0.38%

CPMF tax rate will be applicable until December 31, 2007. The CPMF is withheld from the transferred amounts and collected by the financial institution that carries out the financial transaction. Financial transfers to and from Brazil relating operations for acquiring preferred shares on the stock exchange by non-resident investors are not subject to the CPMF tax

     Registered Capital. The amount of an investment in preferred shares held by a non-Brazilian holder that qualifies under Resolution 2,689 and obtains registration with the CVM, or by the depositary representing such holder, is eligible for registration with the Central Bank (the amount so registered is referred to as "Registered Capital"); such registration allows the repatriation of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized with respect to the sale of such preferred shares. The Registered Capital for each preferred share purchased in Brazil and deposited with the depositary will be equal to its purchase price in U.S. dollars. The Registered Capital for a preferred share that is withdrawn upon surrender of an ADS will be the U.S. dollar equivalent of (i) the average price of a preferred share on the Brazilian stock exchange on which the greatest number of such shares was sold on the day of withdrawal, or (ii) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar value of the preferred shares is determined on the basis of the average commercial market rates quoted by the Central Bank on the day of withdrawal or, if the average price of preferred shares is determined under clause (ii) of the preceding sentence, the average of such average quoted rates on the fifteen dates used to determine the average price of the preferred shares.

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

     You are advised to consult your own tax advisors concerning the overall tax consequences to you, including the consequences under foreign, state and local laws, of the acquisition, ownership and disposition of preferred shares or ADSs.

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

     In general, U.S. Holders of ADSs will be treated for U.S. federal income tax purposes as owners of the preferred shares underlying the ADSs. Accordingly, except as noted, the U.S. federal income tax consequences discussed below apply equally to U.S. Holders of ADSs and preferred shares, and references to preferred shares should also be treated as references to ADSs. Exchanges of preferred shares for ADSs and ADSs for preferred shares will not be subject to U.S. federal income tax.

     The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Such actions would also be inconsistent with claiming the 15% rate applicable to non-corporate holders. Accordingly, the analysis of the creditability of Brazilian taxes and the availability of the 15% rate received by certain non-corporate holders described below could be affected by actions that may be taken by the parties to whom ADSs are pre-released.

     Taxation of Dividends. Distributions paid with respect to preferred shares will be includable in the income of a U.S. Holder as ordinary dividend income to the extent paid out of current or accumulated earnings and profits of Ultrapar, as determined for U.S. federal income tax purposes. Under recently enacted legislation, dividends received by non-corporate U.S. Holders on preferred shares or ADSs may be subject to U.S. federal income tax at lower rates (generally 15%) than other types of ordinary income if certain conditions are met. U.S. Holders should consult their own tax advisors regarding the implications of this new legislation in their particular circumstances. For purposes of these rules, the amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. In addition, the taxable amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed, and the amount of a distribution paid in reais will be measured by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by the custodian, in the case of ADSs, or the U.S. Holder, in the case of preferred shares directly held by a U.S. Holder. Dividends paid by us generally will constitute foreign source "passive" income for U.S. foreign tax credit purposes and will not be eligible for the dividends received deduction. Subject to certain limitations, Brazilian withholding tax, if any, paid in connection with any distribution with respect to preferred shares may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder if such U.S. Holder elects for that year to credit all foreign income taxes; otherwise, such Brazilian withholding tax may be taken as a deduction. U.S. Holders should consult their own tax advisors concerning the availability and utilization of the foreign tax credit.

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

     Based on a review of our income and assets, we believe that we were not a PFIC for U.S. federal income tax purposes in 2003. However, since PFIC status depends upon the composition of a company's income and assets and the market value of its assets (including, among others, less than 25 percent equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

     United States Backup Withholding and Information Reporting

     Payment of dividends and other proceeds in connection with the preferred shares made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding, unless the U.S. Holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or
(ii) provides a taxpayer identification number on a properly completed Form W-9 or a substitute form and certifies that no loss of exemption from back-up withholding has occurred. The amount of any backup withholding will be creditable against the U.S. Holder's federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

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

     We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 as amended, and, in accordance therewith, file periodic reports and other information with the SEC. However, as a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements and relating to short-swing profits reporting and liability.

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

     See Notes 3(l), 17 and 24(v)(e) and (j) to our consolidated financial statements for a discussion of the accounting policies for derivative instruments and information with respect to those financial instruments.

     Interest Rate Risk

     Substantially all of our debt obligations in reais are subject to variable rates of interest based on either the TJLP or the IGP-M inflation index. Our foreign currency borrowings, however, are substantially subject to fixed rates of interest. As of December 31, 2003, we did not have any derivative contracts outstanding which could limit exposure to variations in the TJLP or the IGP-M, primarily because such instruments are not available in the Brazilian market at reasonable prices. Nevertheless, our exposure to interest rate risk is partially limited by our Brazilian currency variable interest investments, which generally earn the overnight interest rates paid on interbank certificates of deposit. In addition to the exposure with respect to existing borrowings, we would be exposed to interest rate volatility with respect to any future debt issuance.

     The table below provides information about our debt obligations in foreign currency and in Reais that are subject to variable rates of interest. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates and interest rates:


                                                                             Principal by year of maturity
                                                                    (in millions of Reais as of December 31, 2003):
                                                                ---------------------------------------------------------
                       Average
                       Interest                  Outstanding
Debt                     Rate      Fair Value      Debt R$      2004      2005     2006      2007      2008    Thereafter
--------------------   --------    ----------    -----------    ----      ----     ----      ----      ----    ----------
U.S. dollar               5.1%         425.3        415.0     249.5     101.0     45.3       9.6       9.6
borrowings
Borrowings indexed       10.2%          23.7         23.2       7.7       6.3      5.8       3.2       0.2
to the UMBNDES
Borrowings indexed        1.4%           0.5          0.5       0.5         -        -         -         -           -
to the TIE
Borrowings indexed        2.9%         176.4        176.4      64.5      49.6     39.8      18.0       3.5          1.0
to the TJLP
Borrowings indexed        6.5%          17.1         17.1       3.7       3.9      3.8       3.8       1.9
to the IGP-M
                         ----          -----        -----     -----     -----     ----      ----      ----          ---
Subtotal                               643.0        632.2     325.9     160.8     94.7      34.6      15.2          1.0
                         ====          =====        =====     =====     =====     ====      ====      ====          ===
Unrealized losses on                    34.4         55.7      55.7
swaps transactions
Total                                  677.4        687.9     381.6     160.8     94.7      34.6      15.2          1.0
                         ====          =====        =====     =====     =====     ====      ====      ====          ===


Foreign Exchange Risk

     A substantial portion of our debt obligations is denominated in U.S. dollars. In addition, a significant portion of our raw materials, are denominated in, or indexed to U.S. dollar. Most of our revenues are denominated in reais, although sales prices of products of the chemicals segment are linked to international market prices established in

U.S. dollars. As a result, we are exposed to currency exchange risks that may adversely affect our business, financial condition and results of operations, as well as our ability to meet our debt service obligations.

     We manage the foreign exchange risks associated with the scheduled payments related to our debt obligations by investing in U.S. dollar-denominated assets and in foreign currency/interest swap contracts, under which we pay variable interest in reais based on the interbank certificate of deposit rate, or CDI, and receive fixed interest in U.S. currency.

     The table below summarizes our U.S. dollar net swap position at December 31, 2003:


Swap                                                                         Maturity
--------------------------------------------      ------------------------------------------------------------
                                                        2004                 2005             2006 thereafter
                                                  ----------------     ---------------       -----------------
Floating rate of swaps (in million of reais)(*)         47.4                 238.9                  48.3
  Average receiving rate                             US$ + 15.0%          US$ + 7.1%             US$ + 6.2%
  Average payment rate (**)                       100.0% CDI - 3.3%    100.0% CDI - 0.6%     100.0% CDI - 1.6%

    *     Notional  amount  converted  according to the  commercial  selling rate  reported by Banco Central do Brasil
          (Ptax) at December 31, 2003
    **    CDI - Interbank CD


     The table below summarizes our Mexican Peso swap position at December 31, 2003:


Swap                                                                         Maturity
--------------------------------------------      ------------------------------------------------------------
                                                        2004                 2005             2006 thereafter
                                                  ----------------     ---------------       -----------------
Floating rate of swaps (in million of reais)(*)            -                   -                    31.1
  Average receiving rate                                   -                   -                     US$%
  Average payment rate (**)                                -                   -                 Mex$ + 5.8%

     * Notional amount converted according to the commercial selling rate reported by Banco Central do Brasil (Ptax) at December 31, 2003

     **   Mex$: Mexican peso



ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     The Extraordinary General Shareholders' Meeting and the Special Meeting of Preferred Shareholders held on May 18, 2004, approved amendments of Ultrapar's Bylaws, pursuant to articles 135 and 136 of Law 6,404/76. The amendments (i) registered in the Ultrapar's Bylaws Tag Along Rights for all Company shareholders, at 100% of the offer price; and (ii) gave common and preferred shareholders the right to equal dividends. The purpose of these amendments is to further align the interests of common and preferred shareholders. The registration of the Tag Along Rights in the Company's Bylaws is intended to improve on the rights already conceded on March 22, 2000 through Ultra S.A.'s Shareholders Agreement.

ITEM 15. CONTROLS AND PROCEDURES

     On December 31, 2003, under management's supervision and with its participation, including our chief executive officer and chief financial officer, we performed an evaluation of our disclosure controls and procedures for the period relating to the information contained in this 20F report. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective at the reasonable assurance level for the purpose of collecting, analyzing and disclosing the information that we are required to disclose in the reports we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC's rules and forms. Our management necessarily applied its judgement in assessing the costs and benefits of such controls and procedures.

     There have been no significant changes in our internal controls over financial reporting or other factors during the annual period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16.  [Reserved]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

     Under Brazilian Corporate Law, we are not required to, and currently do not maintain, a permanent audit committee. Consequently, we do not currently have a financial expert performing audit functions. We are currently working to ensure our compliance with all provisions of the Sarbanes-Oxley Act of 2002 in the appropriate manner and within the established time frame, including requirements relating to the appointment of a financial expert.

ITEM 16B.  CODE OF ETHICS

     We have adopted a code of ethics which covers (i) the Board of Directors;
(ii) the Executive Board (including the chief executive officer and the chief financial officer); (iii) the Fiscal Committee of Ultrapar, when installed;
(iv) the Board of Directors and Executive Board of its subsidiaries; and (v) remaining bodies with technical or advisory functions that are directly subordinated to the Board of Directors, to the Executive Board or to the Fiscal Committee of Ultrapar. The objective of this code is (i) to reduce the subjectivity of personal interpretations of ethical principles; (ii) to be a formal and institutional benchmark for the professional conduct of the employees, including the ethical handling of actual or apparent conflicts of interests, becoming a standard for the internal and external relationship of the Company with its stakeholders, namely: shareholders, clients, employees, partners, suppliers, service providers, labor unions, competitors, society, government and the communities in which it operates; and (iii) to ensure that the daily concerns with efficiency, competitiveness and profitability do not override ethical behavior.

     Our code of ethics complies with the provisions of the Sarbanes-Oxley Act of 2002. A copy of our code of ethics is filed as an attachment to this document.

ITEM 16C. COMPENSATION OF THE PRINCIPAL AUDITING COMPANY

     The relationship with our independent auditors in respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the auditor. We currently do not have an audit committee. Our board of directors approves our financial statements, the performance by our auditors of audit and permissible non-audit services, and associated fees, fulfilling the function of an audit committee. For the fiscal years ending December 31, 2003 and 2002, Deloitte Touche Tohmatsu Auditores Independentes ("Deloitte") acted as our independent registered public accounting firm.

     The following table describes the total amount billed to us by Deloitte for services performed in 2002 and 2003 and the respective remuneration for these services.


                                                  2003             2002
                                                --------         --------
                                                 (in thousands of Reais)
Audit Fees................................        728.5            546.6
Audit Related Fees........................            -             26.2
Tax Fees..................................          7.0                -
All Other Fees............................         14.0                -
Total for Consolidated Audit..............        749.5            572.8
                                                  -----            -----

     "Audit Fees" are the aggregate fees billed by Deloitte Touche Tohmatsu for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. "Audit-Related Fees" are fees charged by Deloitte Touche Tohmatsu for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and represent due diligence services related to potential and non-completed acquisitions. "Tax Fees" are fees for professional services rendered by Deloitte Touche Tohmatsu for tax advice services. Fees disclosed under the category "All Other Fees" represent services rendered in connection to transfer pricing training.

PART III

ITEM 17. FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

     We file the following consolidated financial statements, together with the reports of independent registered public accounting firms, as part of this annual report:

Index to consolidated financial statements .................................F-1

Report of independent registered public accounting firm dated January 30,
2004, (except for Note 24 as to which the date is March 19, 2004; for Note
23.b as to which the dates are April 16, 2004 and April 30, 2004 and for
Note 23.c as to which the date is May 18, 2004) for the fiscal years ended December 31, 2003 and 2002 issued by Deloitte Touche Tohmatsu Auditores
Independentes ..............................................................F-3

Report of independent registered public accounting firm dated January 31,
2002 for the fiscal year ended December 31, 2001 issued by
PricewaterhouseCoopers Auditores Independentes .............................F-4

Consolidated Balance Sheet at December 31, 2003 and 2002 ...................F-6

Consolidated statement of income for the years ended December 31, 2003,
2002 and 2001 ..............................................................F-7

Consolidated statements of changes in stockholders' equity for the years ended December 31, 2003, 2002 and 2001 .....................................F-8

Consolidated statements of changes in financial position for the years ended December 31, 2003, 2002 and 2001 .....................................F-9

Notes to the consolidated financial statements for the years ended
December 31, 2003, 2002 and 2001............................................F-10

ITEM 19. EXHIBITS

   We file the following documents as part of this Annual Report Form 20F:

    1.1  Ultrapar bylaws, revised on May 22, 2004

    2.1  Shareholders' Agreement relating to Tag Along Rights.*

    2.2 The instrument defining the rights of holders of the long-term debt securities of Ultrapar and its subsidiaries, specifically the Eurobond issued in January of 2004, is omitted pursuant to Section 2(b)(i) of the Instructions as to Exhibits of Form 20-F. Ultrapar hereby agrees to furnish copies of these instruments to the Securities and Exchange Commission upon request.

    4.1  Contract for the supply of ethylene between Braskem and Oxiteno**

    4.2 Shares Sale and Purchase Agreement related to the sale and purchase of the entire share capital of Shell Gas (LPG) Brasil S.A.

    8.1  List of Ultrapar's subsidiaries

    11.1 Code of ethics

    12.1 Section 302 Certification by the Chief Executive Officer

    12.2 Section 302 Certification by the Chief Financial Officer

    13.1 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of
         2002

    15.1 Documentation with respect to our corporate restructuring of 2002 ***

--------------------
      * Incorporated by reference to the Annual Report Form 20-F for the fiscal year ended December 31 1999 (file 001-14950) filed with the SEC on May 16 2000.

      ** Incorporated by reference to Item 10.7 of the Exhibits filed with the Company's Registration Statement on Form F-1, (file 333-10818).

     *** Incorporated by reference in Forms 6-K, filed with SEC on October 15, 2002, November 1, 2002 and December 6, 2002 (file 001-14950).

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

Ethoxylated Fatty Esters/               Substances produced by reaction of ethylene oxide with hydroxylated fatty esters and are used mainly as emulsifiers in the cosmetic industry.

Ethoxylated Vegetable Oil

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

Sec-Butanol                             A secondary four-carbon atom alcohol obtained by the hydration of butanes, contained in raffinate II. Sec-butanol is the raw material for methyl-ethyl-ketone production.

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


                                     ULTRAPAR PARTICIPACOES S.A.


                                     By:     /s/ Fabio Schvartsman
                                             ----------------------------------
                                             Name:     Fabio Schvartsman
                                             Title:    Chief Financial Officer

Date: June 25, 2004

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of independent registered public accounting firm
dated January 30, 2004, (except for Note 24 as to which the
date is March 19, 2004; for Note 23.b as to which the dates
are April 16, 2004 and April 30, 2004 and for Note 23.c as
to which the date is May 18, 2004) for the fiscal years
ended December 31, 2003 and 2002 issued by Deloitte Touche
Tohmatsu Auditores Independentes............................................F-3

Report of independent registered public accounting firm dated January 31, 2002 for the fiscal year ended December 31, 2001 issued by PricewaterhouseCoopers
Auditores Independentes.....................................................F-4

Consolidated Balance Sheet at December 31, 2003 and 2002....................F-6

Consolidated statement of income for the years ended December 31,
2003, 2002 and 2001......................................................... F-7

Consolidated statements of changes in stockholders' equity
for the years ended December 31, 2003, 2002 and 2001........................F-8

Consolidated statements of changes in financial position for the years ended December
31, 2003, 2002 and 2001.....................................................F-9

Notes to the consolidated financial statements for the years ended December 31, 2003, 2002 and 2001......................................F-10

              Ultrapar Participacoes S.A. and Subsidiaries

              Financial Statements for the Years Ended
              December 31, 2003, 2002 and 2001 and
              Report of Independent Registered Public
              Accounting Firm




              Deloitte Touche Tohmatsu Auditores Independentes

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
-------------------------------------------------------

To the Board of Directors and Stockholders of
Ultrapar Participacoes S.A.
Sao Paulo - SP - Brazil
-----------------------

1. We have audited the accompanying consolidated balance sheets of Ultrapar Participacoes S.A. and subsidiaries (Ultrapar) as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity, and changes in financial position for each of the two years in the period ended December 31, 2003, all expressed in Brazilian reais. These financial statements are the responsibility of Ultrapar's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated statements of income, changes in stockholders' equity, and changes in financial position of Ultrapar for the year ended December 31, 2001 were audited by other auditors whose report, dated January 31, 2002, expressed an unqualified opinion on those statements.

2. We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

3. In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ultrapar as of December 31, 2003 and 2002, and the results of its operations, changes in its stockholders' equity and its financial position for each of the two years in the period ended December 31, 2003 in conformity with accounting practices adopted in Brazil.

4. Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). The application of the latter would have affected the determination of net income for each of the two years in the period ended December 31, 2003 and the determination of stockholders' equity at December 31, 2003 and 2002 to the extent summarized in Note 24.

January 30, 2004, except for Note 24 as to which the date is March 19, 2004, for
Note 23.b) as to which the dates are April 16, 2004 and April 30, 2004 and for
Note 23.c) as to which the date is May 18, 2004.


/s/ Deloitte Touche Tohmatsu

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Ultrapar Participacoes S.A.


1. We have audited the accompanying consolidated statements of income, of changes in stockholders' equity and of changes in financial position of Ultrapar Participacoes S.A. (a Brazilian corporation) and subsidiaries for the year ended December 31, 2001, expressed in Brazilian reais, in conformity with accounting practices adopted in Brazil. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in Brazil and standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations, the changes in stockholders' equity and the changes in financial position of Ultrapar Participacoes S.A. and subsidiaries for the year ended December 31, 2001 in conformity with accounting practices adopted in Brazil.

Ultrapar Participacoes S.A.


4. Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). Information relating to the nature and effect of such differences is presented in Note 24 of the notes to the consolidated financial statements.


Sao Paulo, Brazil
January 31, 2002


/s/ Pricewaterhouse Coopers

PricewaterhouseCoopers
Auditores Independentes

ULTRAPAR PARTICIPACOES S.A. AND SUBSIDIARIES
--------------------------------------------

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002
(In millions of
Brazilian reais - R$)
--------------------------------------------------------------------------------

ASSETS                                                         2003       2002
------                                                        -------   -------
CURRENT ASSETS
Cash and cash equivalents                                       568,8     637,9
Short-term investments                                           41,0        --
Trade accounts receivable                                       322,3     278,0
Inventories                                                     137,7     106,3
Recoverable taxes                                               115,5     115,1
Other                                                            32,3      46,4
Prepaid expenses                                                  2,8       3,2
                                                              -------   -------
                                                              1.220,4   1.186,9
                                                              -------   -------

NONCURRENT ASSETS
Related companies                                                 2,8       2,6
Deferred income and social contribution taxes                    61,4      33,3
Escrow deposits                                                   9,9       7,0
Other                                                             9,1       4,5
                                                              -------   -------
                                                                 83,2       47,4
                                                              -------   -------

PERMANENT ASSETS
Investments:
   Affiliated companies                                           5,7       7,1
   Other                                                         27,4      25,9
Property, plant and equipment, net                              968,6     779,5
Deferred charges, net                                           102,7      81,1
                                                              -------   -------
                                                              1.104,4     893,6
                                                              -------   -------

TOTAL                                                         2.408,0   2.127,9
                                                              =======   =======


LIABILITIES                                                    2003      2002
-----------                                                   -------   -------

CURRENT LIABILITIES
Financing                                                       381,6     219,8
Suppliers                                                        90,3     104,4
Payroll and related charges                                      74,7      64,4
Taxes                                                            12,7       9,9
Dividends payable                                                41,7      49,0
Income and social contribution taxes                              6,6       1,9
Other                                                            25,2      18,8
                                                              -------   -------
                                                                632,8     468,2
                                                              -------   -------

LONG-TERM LIABILITIES
Financing                                                       306,3     363,6
Related companies                                                 9,0      10,2
Deferred income and social contribution taxes                    28,7      34,8
Other taxes and contributions - contingent
  liability                                                      40,9      28,5
Other                                                             1,4       0,5
                                                              -------   -------
                                                                386,3     437,6
                                                              -------   -------

MINORITY INTEREST                                                32,2      31,0
                                                              -------   -------

STOCKHOLDERS' EQUITY
Capital                                                         664,0     664,0
Revaluation reserve                                              17,8      26,0
Profit reserves                                                 677,4     501,5
Treasury shares                                                 (2,5)     (0,4)
                                                              -------   -------
                                                              1.356,7   1.191,1
                                                              -------   -------

TOTAL                                                         2.408,0   2.127,9
                                                              =======   =======


The accompanying notes are an integral part of these financial statements.
-------------------------------------------------------------------------------

ULTRAPAR PARTICIPACOES S.A. AND SUBSIDIARIES
--------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001 (In
millions of Brazilian reais - R$, except for per share data)
------------------------------------------------------------------------------------------------

                                                                    2003       2002       2001
                                                                  --------   --------   --------

GROSS SALES AND SERVICES                                           4.603,8    3.795,3    2.862,5
Taxes on sales and services, rebates, discounts and returns         (603,5)    (800,8)    (577,8)
                                                                  --------   --------   --------
NET SALES AND SERVICES                                             4.000,3    2.994,5    2.284,7
Cost of sales and services                                        (3.196,4)  (2.247,1)  (1.698,3)
                                                                  --------   --------   --------

GROSS PROFIT                                                         803,9      747,4      586,4
                                                                  --------   --------   --------

OPERATING (EXPENSES) INCOME
Selling                                                             (163,7)    (130,2)    (120,0)
General and administrative                                          (188,6)    (165,6)    (127,8)
Management compensation                                               (5,2)      (4,7)      (3,7)
Depreciation and amortization                                       (101,4)     (81,8)     (66,2)
Other operating income, net                                             6,6       0,4       10,2
                                                                   --------   --------   --------
                                                                     (452,3)   (381,9)    (307,5)
                                                                   --------   --------   --------

OPERATING INCOME BEFORE FINANCIAL ITEMS                               351,6     365,5      278,9
Financial income (expenses), net                                     (57,2)      28,5      (31,1)
Nonoperating income (expenses), net                                     1,0     (44,1)     (17,0)
                                                                   --------   --------   --------
                                                                      (56,2)    (15,6)     (48,1)
                                                                   --------   --------   --------

INCOME BEFORE INCOME AND SOCIAL
   CONTRIBUTION TAXES, EQUITY IN EARNINGS
   (LOSSES) OF AFFILIATED COMPANIES AND MINORITY INTEREST             295,4     349,9      230,8

INCOME AND SOCIAL CONTRIBUTION TAXES
Current                                                             (113,0)    (110,1)     (58,4)
Deferred                                                               15,7      (4,8)       3,9
Benefit of tax holidays                                                52,4      43,5       27,0
                                                                   --------   --------   --------
                                                                      (44,9)    (71,4)     (27,5)
                                                                   --------   --------   --------

INCOME BEFORE EQUITY IN EARNINGS (LOSSES) OF
   AFFILIATED COMPANIES AND MINORITY INTEREST                         250,5     278,5      203,3
   Equity in earnings (losses) of associated companies                (0,5)      (1,7)       1,9
   Minority interest                                                  (3,6)     (54,5)     (73,0)
                                                                   --------   --------   --------

NET INCOME                                                            246,4     222,3      132,2
                                                                   ========   ========   ========
NET EARNINGS PER THOUSAND SHARES
   (BASED ON ANNUAL WEIGHTED AVERAGE OF SHARES OUTSTANDING) - R$       3,54       3,62       2,49
                                                                   ========   ========   ========


The accompanying notes are an integral part of these financial statements.
-------------------------------------------------------------------------------------------------

                                                                                               F-7

ULTRAPAR PARTICIPACOES S.A. AND SUBSIDIARIES
--------------------------------------------

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(In millions of Brazilian reais - R$)
-----------------------------------------------------------------------------------------------------------------------------------


                                                      Revaluation               Profit
                                                        reserve                reserves
                                                     of subsidiary      --------------------------
                                          Capital    and affiliated            Retention   Unrealized   Retained   Treasury
                                Capital   reserve       companies     Legal   of profits     profits    earnings    shares    Total
                                -------   -------    --------------   -----   ----------   ----------   --------   --------   -----

BALANCES AT DECEMBER 31, 2000     433,9        --              29,1    10,8           --        304,0      119,9         --   897,7

Realization of
  revaluation reserve                --        --              (3,4)     --           --           --        3,3         --    (0,1)

Income and social contribution
  taxes on realization of
  revaluation reserve of
  subsidiaries                       --        --               0,2      --           --           --       (0,5)        --    (0,3)

Realization
  of profit reserves                 --        --                --      --           --       (304,0)     304,0         --      --

Supplementary dividends
  (R$0.32 and R$0.65
  per thousand common and
  preferred shares,
  respectively)                      --        --                --      --           --           --      (17,6)        --   (17,6)

Net income                           --        --                --      --           --           --      132,2         --   132,2

Appropriation
  of net income:

   Legal reserve                     --        --                --     6,6           --           --       (6,6)        --      --

   Dividends for the year
     (R$3.32 and R$3.65
     per thousand common
     and perferred shares,
     respectively)                   --        --                --      --           --           --     (181,0)        --  (181,0)

   Interest on capital
     (R$0.57 and R$0.63
     per thousand common
     and preferred shares,
     respectively)                   --        --                --      --           --           --      (31,0)        --   (31,0)

   Retention of profit
     reserves                        --        --                --      --        322,7           --     (322,7)        --      --
                                -------   -------    --------------   -----   ----------   ----------   --------   --------   -----

BALANCES AT DECEMBER 31, 2001     433,9        --              25,9    17,4        322,7           --         --         --   799,9

Capital increase due
  to merger                       230,1        --                --      --           --           --         --         --   230,1

Acquisition of treasury
  shares                             --        --                --      --           --           --         --       (0,3)   (0,3)

Revaluation due to
  merger                             --        --               5,1      --           --           --         --         --     5,1

Realization of revaluation
  reserve                            --        --              (5,1)     --           --           --        4,4         --    (0,7)

Income and social contribution
  taxes on realization of
  revaluation reserve of
  subsidiaries                       --        --               0,1      --           --           --       (0,4)        --    (0,3)

Net income                           --        --                --      --           --           --      222,3         --   222,3

Appropriation of net income:
  Legal reserve                      --        --                --    11,1           --           --      (11,1)        --      --

  Interim dividends
    (R$0.37 and R$0.40 per
    thousand common and
    preferred shares,
    respectively)                    --        --                --      --           --           --      (20,0)        --   (20,0)

  Proposed dividends
    payable (R$0.63 and
    R$0.69 per thousand
    common and preferred
    shares, respectively)            --        --                --      --           --           --      (45,0)        --   (45,0)

   Reserve for unrealized
     profits                         --        --                --      --           --         40,6      (40,6)        --      --

   Retention of profit
     reserves
                                     --        --                --      --        109,6           --     (109,6)        --      --
                                -------   -------    --------------   -----   ----------   ----------   --------   --------   -----

BALANCES AT DECEMBER 31, 2002     664,0        --              26,0    28,5        432,3         40,6         --       (0,3)1.191,1

Acquisition of treasury
  shares                             --        --                --      --           --           --         --       (2,2)   (2,2)

Sale of treasury
  shares                             --       1,1                --      --           --           --         --        2,5     3,6

Realization of revaluation
  reserve                            --        --              (8,2)     --           --           --        1,7         --    (6,5)

Income and social contribution
  taxes on realization of
  revaluation reserve of
  subsidiaries                       --        --                --      --           --           --       (0,1)        --    (0,1)

Realization of profit
  reserves                           --        --                --      --           --        (40,6)      40,6         --      --

Net income                           --        --                --      --           --           --      246,4         --   246,4

Appropriation of net income:

   Legal reserve                     --        --                --    12,3           --           --      (12,3)        --      --

   Interim dividends (R$0.46
     and R$0.51 per thousand
     common and preferred
     shares, respectively)           --        --                --      --           --           --      (33,0)        --   (33,0)

   Proposed dividends payable
     (R$0.55 and R$0.60 per
     thousand common and
     preferred shares,
     respectively)                   --        --                --      --           --           --      (39,0)        --   (39,0)

   Reserve for unrealized
     profits                         --        --                --      --           --         85,6      (85,6)        --      --

   Retention of profit
     reserves                        --        --                --      --        118,7           --     (118,7)        --      --
                                -------   -------    --------------   -----   ----------   ----------   --------   --------   -----

BALANCES AT DECEMBER 31, 2003
(PARENT COMPANY)                  664,0       1,1              17,8    40,8        551,0         85,6         --         -- 1.360,3

Sale of treasury shares (see
  Note 13.g))                        --      (1,1)               --      --           --           --         --       (2,5)   (3,6)
                                -------   -------    --------------   -----   ----------   ----------   --------   --------   -----

BALANCES AT DECEMBER 31, 2003
(CONSOLIDATED)                    664,0        --              17,8    40,8        551,0         85,6         --       (2,5)1.356,7
                                =======   =======    ==============   =====   ==========   ==========   ========   ======== =======
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                                 F-8

ULTRAPAR PARTICIPACOES S.A. AND SUBSIDIARIES
--------------------------------------------

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE YEARS
ENDED DECEMBER 31, 2003, 2002 AND 2001
(In millions of Brazilian reais - R$)
-------------------------------------------------------------------------------

                                                               2003      2002      2001
                                                             -------   -------   -------
SOURCES OF FUNDS
Operations:
   Net income                                                  246,4     222,3     132,2
   Items not affecting working capital:
     Equity in earnings (losses) of affiliated companies         0,5       1,7      (1,9)
     Depreciation and amortization                             145,4     121,8     102,4
     Long-term interest and monetary variations                (30,3)     98,3      34,4
     Deferred income and social contribution taxes             (15,7)      4,8      (3,9)
     Minority interest                                           3,6      54,5      73,0
     Net book value of permanent assets written off             22,2      29,9      31,2
     Other long-term taxes                                       3,9       8,6      10,6
     Gain on change in ownership percentage                       --      (3,6)       --
     Amortization of negative goodwill on investments            2,8      (0,4)     (8,7)
     Allowance (realization of provision) for losses
        on permanent assets                                     (0,4)     40,6      (5,3)
                                                             -------   -------   -------
                                                               378,4     578,5     364,0
                                                             -------   -------   -------
Third parties:
   Increase in long-term liabilities                             2,8        --        --
   Decrease in noncurrent assets                                  --       0,6       0,5
   Dividends and interest on capital (gross)                      --       0,4       1,3
   Working capital from merger                                    --       0,1        --
   Long-term financing                                         258,6      68,7      52,9
                                                             -------   -------   -------
                                                               261,4      69,8      54,7
                                                             -------   -------   -------
Total sources                                                  639,8     648,3     418,7
                                                             -------   -------   -------

USES OF FUNDS
Permanent assets:
   Investments                                                   1,7        --        --
   Property, plant and equipment                               299,5     171,5     145,7
   Deferred charges                                             87,2      51,3      57,4
                                                             -------   -------   -------
                                                               388,4     222,8     203,1
                                                             -------   -------   -------

Dividends and interest on capital                               72,9      76,3     250,8

Transfer from long-term to current liabilities                 280,4      86,0      86,7
Decrease in long-term liabilities                                 --      51,2      11,5
Increase in noncurrent assets                                   26,0        --        --
Acquisition of treasury shares                                   2,2       0,3        --
Acquisition of shares from minority stockholders                  --     212,5        --
Taxes on realization of revaluation reserve                      0,2       0,8       0,7
Decrease in minority interest                                    0,8       1,0      13,8
                                                             -------   -------   -------
                                                               309,6     351,8     112,7
                                                             -------   -------   -------
Total uses                                                     770,9     650,9     566,6
                                                             -------   -------   -------

DECREASE IN WORKING CAPITAL                                   (131,1)     (2,6)   (147,9)
                                                             =======   =======   =======

REPRESENTED BY
Current assets:
   At end of year                                            1.220,4   1.186,9   1.045,2
   At beginning of year                                      1.186,9   1.045,2   1.190,8
                                                             -------   -------   -------
                                                                33,5     141,7    (145,6)
                                                             -------   -------   -------
Current liabilities:
-----------------------------------------------------------------------------------------
                                                                                      F-9

Ultrapar Participacoes S.A. and Subsidiaries


                  ULTRAPAR PARTICIPACOES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts in millions of Brazilian reais - R$, unless otherwise stated)
--------------------------------------------------------------------------------

1.   OPERATIONS

     Ultrapar Participacoes S.A. (the "Company" or "Ultrapar") is a holding company organized under the laws of the Federative Republic of Brazil which, through its ownership of various operating subsidiaries, is engaged in the distribution of Liquefied Petroleum Gas (LPG) in Brazil (Ultragaz), the production and sales of chemicals (Oxiteno), and logistic services of chemical products and fuel (Ultracargo).

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

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting practices adopted in Brazil to record transactions and prepare the financial statements comply with those prescribed by Brazilian corporate law and specific standards established by the Brazilian Securities Commission (CVM), which differ in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP). See Note 24 for further discussions of the differences and the reconciliations of stockholders' equity and net income under both sets of principles.

     The following is a summary of significant accounting policies followed in the preparation of the financial statements:

Ultrapar Participacoes S.A. and Subsidiaries


     a)   Consolidation principles

          The consolidated financial statements include the accounts of the Company and all of the subsidiaries in which the Company directly or indirectly controls more than 50% of the voting share capital, as listed below. Intercompany investments, asset and liability balances, income and expenses, as well as the effects arising from significant intercompany transactions, have been eliminated. Minority interest in subsidiary companies is presented separately in the financial statements.

                                                                              Ownership -%
                                                                              ------------
                                                                        2003                 2002
                                                                  ------------------   -----------------
                                                                  Direct    Indirect   Direct   Indirect
                                                                  ------    --------   ------   --------
          Ultragaz Participacoes Ltda.                             100          -       100          -
            Companhia Ultragaz S.A.                                  -         86         -         86
              SPGas Distribuidora de Gas S.A.                        -         86         -          -
            Bahiana Distribuidora de Gas Ltda.                       -        100         -        100
            Utingas Armazenadora S.A.                                -         56         -         56
            LPG International Inc.                                   -        100         -        100
          Ultracargo - Operacoes Logisticas e Participacoes Ltda.  100          -       100          -
            Melamina Ultra S.A. Industria Quimica                    -         93         -         93
            Transultra - Armazenamento e Transporte
              Especializado Ltda.                                    -        100         -        100
            Terminal Quimico de Aratu S.A. - Tequimar                -         99         -         99
          Oxiteno S.A. - Industria e Comercio                      100          -       100          -
            Oxiteno Nordeste S.A. - Industria e Comercio             -         99         -         99
            Barrington S.L.                                          -        100         -          -
              Canamex Quimicos S.A. de C.V.                          -        100         -          -
            Oxiteno International Co.                                -        100         -        100
              Oxiteno Overseas Co.                                   -        100         -        100
          Imaven Imoveis e Agropecuaria Ltda.                      100          -       100          -


          In 2002, the Company undertook a corporate reorganization, disclosed in a relevant fact published on October 15, 2002 and approved at the Extraordinary Stockholders' Meeting of October 30, 2002. This reorganization was primarily aimed at: (i) streamlining the corporate structure of subsidiaries and affiliated companies, (ii) cost rationalization, and (iii) concentration of capital market liquidity in one company.

          The corporate reorganization was based on the balance sheets as of June 30, 2002. As a consequence, the Company has full participation in the results of Ultragaz Participacoes Ltda. and Oxiteno S.A. - Industria e Comercio as from July 1, 2002.

          On August 8, 2003, the Company acquired, through its subsidiary Companhia Ultragaz S.A., the LPG distribution operation of Shell Petroleum N.V. in Brazil (SPGas Distribuidora de Gas S.A.). The disbursement for this acquisition was R$ 170.6, for the purchase of 100% of this company's shares and the extinguishment of its debts. The 2003 financial statements include the account balances and transactions of the company since its acquisition in August 2003. This acquisition generated goodwill of R$ 24.4, which was based on the expected future profitability of the company, and is being amortized over a period of five years, starting August 2003.

Ultrapar Participacoes S.A. and Subsidiaries


          On December 4, 2003, the Company acquired, through its subsidiary Barrington S.L, the chemical business of the Berci Group in Mexico (CANAMEX - Canamex Quimicos S.A. de C.V.). The cost of this acquisition was US$ 10.3 million, free of debt. The 2003 financial statements include the account balances and transactions of the company since its acquisition in December 2003.

          On December 31, 2003, the Company merged the subsidiaries Ultratecno Participacoes Ltda. into Ultragaz Participacoes Ltda., Ultracargo Participacoes Ltda. into Oleoquimica do Nordeste Ltda., and the latter into Ultracargo - Operacoes Logisticas e Participacoes Ltda. (new name of Ultraquimica Participacoes Ltda.), in order to reduce costs.

     b)   Cash and cash equivalents

          Cash and cash equivalents comprise liquid temporary cash investments (with original maturity dates of three months or less and readily convertible to cash).

     c)   Short-term investments

          Short-term investments are stated at the lower of cost, plus accrued income earned, or market value.

     d)   Trade accounts receivable

          Trade accounts receivable are stated at estimated net realizable values. The allowance for doubtful accounts is based on estimated losses and is considered by management to be sufficient to cover probable losses on the realization of accounts receivable.

     e)   Inventories

          Inventories are stated at the average cost of acquisition or production, or net realizable value, whichever is lower.

     f)   Investments in affiliated companies

          Investments in businesses not controlled by the Company, but over which it has significant influence, are accounted for using the equity method (see Note 9).

     g)   Other investments

          Other investments are recorded at cost less provision for losses, if expected to be other than temporary.

     h)   Property, plant and equipment

          Property, plant and equipment are stated at historical cost, monetarily restated through December 31, 1995, and revaluation adjustments based on appraisal reports issued by independent appraisers, less accumulated depreciation. Revaluation increments are credited to the revaluation reserve component of stockholders' equity and subsequently transferred to retained earnings as the related assets are depreciated or disposed of.

Ultrapar Participacoes S.A. and Subsidiaries


          Depreciation is calculated on the straight-line basis at the annual rates described in Note 10, based on the estimated useful lives of the assets.

     i)   Deferred charges


          Deferred charges consist mainly of costs incurred in the implementation of projects to install equipment at customers' facilities, projects to modernize systems, and goodwill arising from acquisition of subsidiaries, as mentioned in Note 11.

     j)   Income taxes

          Income and social contribution taxes (a federally mandated tax based on income) are accrued on taxable results at the applicable tax rates.

          The accrual for income tax includes the effects of tax holidays, where applicable. Deferred income and social contribution taxes on temporary differences are recognized in accordance with CVM Resolution No. 273/98.

     k)   Compensated absences

          The liability for future compensation for employee vacations is fully accrued as earned.

     l) Assets and liabilities denominated in foreign currency or subject to indexation

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

     m)   Revenues and expenses

          Revenues from sales are recognized when products are delivered to the customer or services performed, and the transfer of risks, rights and obligations associated with the ownership of products takes place. Expenses are recognized on the accrual basis. Advertising expenses, which are expensed as incurred, amounted to R$ 6.7, R$ 8.8 and R$ 6.6 for the years ended December 31, 2003, 2002 and 2001, respectively. Shipping and handling costs, classified as selling expenses and expensed as incurred, amounted to R$ 66.5, R$ 45.0 and R$ 37.4 for the years ended December 31, 2003, 2002 and 2001, respectively.

     n)   Cost of sales and services

          Costs of sales and services rendered include the cost of LPG, chemical products, distribution, transportation and filling costs.

Ultrapar Participacoes S.A. and Subsidiaries


     o)   Earnings per share

          Earnings per share are calculated based on the annual weighted average shares outstanding during each of the years where such earnings are reported.

     p)   Use of estimates

          The preparation of financial statements in accordance with accounting practices adopted in Brazil requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the years presented. Although these estimates are based on management's best available knowledge of current and expected future events, actual results could be different from those estimates.

     q)   Reclassifications

          Certain balances have been reclassified for better comparison of the financial statements.


4.   CASH AND CASH EQUIVALENTS

     Cash equivalents consist of investments, contracted with banks of good standing, and include fixed income securities, funds linked to interbank deposit (CDI) rates and currency hedge, which are stated at cost plus accrued income (on a "pro rata temporis" basis).

                                                         2003      2002
                                                         ----      ----

     Fixed income securities and funds                  489.5     417.9
     Foreign investments (a)                             32.6     127.0
     Net income from swaps operations (b)                   -      39.5
     Cash                                                46.7      53.5
                                                        -----     -----
                                                        568.8     637.9
                                                        =====     =====

     (a) Investments made by the indirect subsidiary Oxiteno Overseas Co. in money market funds and debt securities.

     (b)  Accumulated gain on swaps positions (see Note 17).


5.   SHORT-TERM INVESTMENTS

     Our short-term investments relate to the amount invested by the indirect subsidiary Oxiteno Overseas Co. in debt securities of U.S. and Brazilian corporations.

Ultrapar Participacoes S.A. and Subsidiaries


6.   ACCOUNTS RECEIVABLE

                                                         2003      2002
                                                         ----      ----

     Local customers                                    299.8     251.2
     Foreign customers                                   71.3      81.4
     (-) Advances on foreign exchange contracts         (31.5)    (43.4)
     (-) Allowance for doubtful accounts                (17.3)    (11.2)
                                                        -----     -----
                                                        322.3     278.0
                                                        =====     =====


7.   INVENTORIES

                                                         2003      2002
                                                         ----      ----

     Finished products                                   78.4      67.6
     Liquefied Petroleum Gas (LPG)                       22.7       7.9
     Raw materials                                       25.4      20,1
     Supplies and cylinders for resale                   11.2      10.7
                                                        -----     -----
                                                        137.7     106.3
                                                        =====     =====


8.   RECOVERABLE TAXES

     Represented, substantially, by credit balances of State Value-Added Tax (State VAT - ICMS), Federal Excise Tax (IPI), and prepaid income and social contribution taxes, which can be offset against future taxes payable.

                                                        2003      2002
                                                        ----      ----

     Income and social contribution taxes               64.2      68.3
     State Value-Added Tax (State VAT - ICMS)           40.7      42.6
     Federal Excise Tax (IPI)                            2.8       1.9
     Other                                               7.8       2.3
                                                       -----     -----
                                                       115.5     115.1
                                                       =====     =====


9.   INVESTMENTS IN AFFILIATED COMPANIES

     A summary of financial information for the Company's equity investments is as follows:

                                                         2003
                                             -------------------------------
                                                                 Quimica da
                                                Oxicap             Bahia
                                             Industria de       Industria e
                                             Gases Ltda.       Comercio S.A.
                                             -----------       -------------

     Number of shares or quotas held                125           3,174,501
     Adjusted net equity - R$                       3.8                10.1
     Net income for the year - R$                   1.4                   -
     Ownership - %                                25.00               45.56

Ultrapar Participacoes S.A. and Subsidiaries


                                                                   2003
                                             -------------------------------------------------
                                                               Quimica da
                                                Oxicap            Bahia
                                             Industria de      Industria e
                                             Gases Ltda.      Comercio S.A.    Other     Total
                                             ------------     -------------    -----     -----
     Changes in investments:
       Balance at the beginning of the year        0.6                4.6      1.9       7.1
          Equity pick-up                           0.3                  -        -       0.3
          Write-off                                  -                  -     (1.7)     (1.7)
       Balance at the end of the year              0.9                4.6      0.2       5.7


                                                                  2002
                                             -------------------------------------------------
                                                                                  Quimica da
                                                Oxicap          Nordeste             Bahia
                                             Industria de    Quimica S.A. -       Industria e
                                              Gases Ltda.       Norquisa         Comercio S.A.
                                             ------------    -------------       -------------
     Number of shares or quotas held                125        60,426,077          3,174,500
     Adjusted net equity - R$                       2.5                 -               10.1
     Loss for the year - R$                        (0.3)                -                  -
     Ownership - %                                25.00              8.73              45.56

                                                                       2002
                                   ---------------------------------------------------------------------------------
                                    Oxicap       Fabrica                        Quimica da
                                   Industria   Carioca de       Nordeste           Bahia         Imaven II
                                   de Gases   Catalizadores   Quimica S.A. -    Industria e    Agropecuaria
                                   Ltda.        S.A. - FCC      Norquisa        Comercio S.A.       S.A.       Total
                                   ---------  -------------   --------------    -------------  -------------   -----
     Changes in investments:
       Balance at the beginning
         of the year                   0.7          15.4           42.3               4.6              -       63.0
           Write-off of
             revaluation reserve         -          (2.7)             -                 -              -      (2.7)
           Dividends received            -          (0.4)             -                 -              -      (0.4)
           Equity pick-up             (0.1)         (1.0)             -                 -              -      (1.1)
           Cost of investments
             sold                        -         (11.3)             -                 -              -     (11.3)
           Business combination          -             -              -                 -            0.2       0.2
           Allowance for loss            -             -          (40.6)                -              -     (40.6)
                                      -----        ------         ------             ----           ----     ------
       Balance at the end of the
         year                          0.6             -            1.7               4.6            0.2       7.1
                                      =====        ======         ======             ====           ====     ======


                                                                                 2001
                                                      -------------------------------------------------------------
                                                                        Fabrica                        Quimica da
                                                         Oxicap        Carioca de       Nordeste          Bahia
                                                      Industria de   Catalisadores    Quimica S.A. -   Industria e
                                                       Gases Ltda.     S.A. - FCC      Norquisa       Comercio S.A.
                                                      ------------   -------------    --------------  -------------

     Number of shares or quotas held                        125      125,536,199     60,426,077         3,174,500
     Adjusted net equity - R$                               2.8             77.0          486.8              10.1
     Net income (loss) for the year - R$                   (0.3)            10.9           (4.6)                -
     Ownership - %                                        25.00            20.00           8.73             45.56

Ultrapar Participacoes S.A. and Subsidiaries


                                                                              2001
                                                ---------------------------------------------------------------------
                                                                 Fabrica                      Quimica da
                                                   Oxicap      Carioca de       Nordeste         Bahia
                                                Industria de  Catalisadores  Quimica S.A. -   Industria e
                                                Gases Ltda.    S.A. - FCC       Norquisa     Comercio S.A.   Total
                                                ------------  -------------  --------------  -------------   -----
     Changes in investments:
        Balance at the beginning of the year           0.7          12.1            43.7             4.6    61.1
         Write-off of revaluation reserve                -             -            (0.3)              -    (0.3)
         Dividends received                              -          (0.9)           (0.4)              -    (1.3)
         Equity pick-up                                  -           4.2            (0.7)              -     3.5
                                                       ---          ----            -----            ---    -----
       Balance at the end of the year                  0.7          15.4            42.3             4.6    63.0


     In the financial statements, the investments of the subsidiary Oxiteno S.A.
     - Industria e Comercio in the affiliated companies Oxicap Industria de Gases Ltda. and Quimica da Bahia Industria e Comercio S.A. are carried under the equity method based on their financial statements as of November 30, 2003.


10.  PROPERTY, PLANT AND EQUIPMENT, NET


                                                              2003                              2002
                                                --------------------------------  --------------------------------
                                     Annual        Cost,                             Cost,
                                  depreciation   including   Accumulated           including   Accumulated
                                    rates - %   revaluation depreciation    Net   revaluation  depreciation   Net
                                  ------------  ----------- ------------   -----  -----------  ------------  -----
     Land                               -           46.9            -       46.9        47.2           -      47.2
     Buildings                       4 to 5        356.8       (123.1)     233.7       321.1      (109.9)    211.2
     Machinery and equipment         5 to 10       610.0       (286.2)     323.8       571.8      (287.0)    284.8
     Gas tanks and cylinders           10          380.3       (192.3)     188.0       197.7       (91.0)    106.7
     Vehicles                       20 to 30       127.4        (86.1)      41.3       107.5       (72.4)     35.1
     Furniture and fixtures            10           15.5         (5.4)      10.1        11.9        (4.2)      7.7
     Construction in progress           -           46.3            -       46.3        39.9           -      39.9
     Other                          10 to 30       117.6        (39.1)      78.5        72.7       (25.8)     46.9
                                                 1,700.8       (732.2)     968.6     1,369.8      (590.3)    779.5


     Property, plant and equipment include net capitalized interest cost of R$
     6.0 and R$ 6.6 as of December 31, 2003 and 2002, respectively.

     Construction in progress refers mainly to construction of TLS - Terminal Liquido de Santos and Terminal Intermodal de Montes Claros, both investments of the subsidiary Terminal Quimico de Aratu S.A. - Tequimar, and renovations of the industrial complexes of other subsidiaries.

     Other is comprised of computer equipment in the amount of R$ 19.6 (2002 - R$ 13.2), software in the amount of R$ 29.9 (2002 - R$ 5.2) and commercial property rights, mainly those described below.

     o On July 11, 2002, the indirect subsidiary Terminal Quimico de Aratu S.A. - Tequimar won the auction and signed a contract for use of the site on which it operates the Aratu Terminal for another 20 years, renewable for the same period. The amount paid by Tequimar was R$ 12.0 and is being amortized over 40 years, equivalent to annual amortization of R$ 0.3.

Ultrapar Participacoes S.A. and Subsidiaries


     o Further, the subsidiary Terminal Quimico de Aratu S.A. - Tequimar has a lease contract of the area adjacent to the Santos harbor for a period of 20 years, which allows it to build, operate and exploit the terminal, intended for the reception, storage, movement and distribution of liquid bulk. The price paid by Tequimar was R$ 3.8 and will be amortized over a period of 40 years, as from the beginning of its operations, expected to be in November 2004.


11.  DEFERRED CHARGES, NET

     Represented substantially by costs incurred in the implementation of systems modernization projects - R$ 3.2 (2002 - R$ 19.9), amortizable over five to ten years, and for the installation of Ultrasystem equipment at customers' locations - R$ 56.8 (2002 - R$ 58.0), to be amortized over the periods of the LPG supply contracts with these customers. Deferred charges also includes the goodwill from the acquisition of SPGas Distribuidora de Gas S.A., as described in Note 3.

Ultrapar Participacoes S.A. and Subsidiaries


12.  FINANCING

     a)   Composition

                                                                         Annual
                                                          Index/        interest
                   Description            2003   2002    Currency       rate - %       Maturity and amortization
                   -----------            ----   ----    --------       --------       -------------------------
          Foreign currency:

            International Finance
              Corporation - IFC              -   17.7       US$           9.38

            Working capital loan           0.5      -       Mex$           1.4           28 days

            Syndicated loan (*)          173.6  212.5       US$           4.25           Semiannually to 2004

            Financing for inventories
             and property additions       11.4    3.8       US$           From 7.3 to    Semiannually and annually to
                                                                           8.0            2004

            Advances on foreign exchange
              contracts                   24.9   73.9       US$           From 1.3 to    Maximum of 58 days
                                                                           5.31
            National Bank for Economic
              and Social Development
              (BNDES)                     23.2   28.9     UMBNDES         From 9.01 to   Monthly to 2008
                                                           (**)            10.91

            National Bank for Economic
              and Social Development
              (BNDES) - Exim                 -   17.8       US$           5.25

            Export prepayments           205.1   23.2       US$           From 4.1 to    Monthly, semiannually and
                                         -----   ----                      6.85           annually to 2008
          Subtotal                       438.7  377.8

          Unrealized losses on swaps
            transactions                  55.7      -
                                         -----  -----
          Subtotal                       494.4  377.8

          Local currency:

            National Bank for Economic
              and Social Development
              (BNDES)                    159.3  182.0       TJLP or       From 1.5 to    Monthly and semiannually to
                                                             IGP-M         6.5            2008

            FINAME                        28.9   23.6       TJLP          From 1.8 to    Monthly to 2008
                                                                           4.0

            Onlending operations           5.3      -       TJLP          (2.0)          Monthly to 2009
                                         -----  -----
          Subtotal
                                         193.5  205.6
                                         -----  -----
          Total financing                687.9  583.4
                                         -----  -----
          Current liabilities           (381.6)(219.8)
                                         -----  -----
          Long-term liabilities          306.3  363.6
                                         =====  =====


     (*) On December 11, 2003, the subsidiary LPG International Inc. renegotiated the interest of 7.15% per year to 4.25% per year.

     (**) UMBNDES = BNDES monetary unit. This is a "basket" of currencies representing the composition of BNDES' foreign currency debt. Approximately 76% of this "basket" is linked to the U.S. dollar.

          TJLP - long-term interest rate.

          IGP-M - general market price index.

          FINAME - government agency for machinery and equipment financing.

     b)   Annual maturities of long-term financing

                                                           2003
                                                           ----

          2005                                            160.8
          2006                                             94.7
          2007                                             34.6
          2008                                             15.2
          2009                                              1.0
                                                          -----
                                                          306.3
                                                          =====

Ultrapar Participacoes S.A. and Subsidiaries


     c)   Eurobonds

          In June 1997, the subsidiary Companhia Ultragaz S.A. issued eurobonds in the total amount of US$ 60 million, maturing in 2005, with put/call options in 2002, and guaranteed by Ultrapar Participacoes S.A. and Ultragaz Participacoes Ltda. In June 2002, the subsidiary LPG International Inc. exercised the call option for these securities using funds from a syndicated loan in the same amount, maturing in August 2004 and prepaid in January 2004 as stated in Note 23.

     d)   Collateral

          Certain financing is collateralized by liens on property, plant and equipment, stockholdings, and promissory notes and guarantees provided by the Company and its subsidiaries, as shown below:

                                                             2003       2002
                                                             ----       ----

          Amount of borrowings secured by:
             Property, plant and equipment                   34.3       26.8
             Shares of affiliated  companies                 17.1       18.2
             Minority stockholders' guarantees               17.6       42.2
                                                             ----       ----
                                                             69.0       87.2
                                                             ====       ====

          Other loans are guaranteed either by the Company, or by the future flow of export.

          The Company is responsible for sureties and guarantees offered on behalf of its subsidiaries, amounting to R$ 571.4.

          The Company's subsidiaries have issued guarantees to financial institutions related to amounts owed to those institutions by certain of their customers (vendor financing). There are no recourse provisions or collateral that would enable the Company or its subsidiaries to recover any amounts paid to the financial institutions under these agreements. In the event of payment of such guarantees to those financial institutions, the subsidiaries may recover the amount of such payment directly from their customers through trade collection. Maximum future payments related to these guarantees amount to R$ 19.8 (2002 - R$ 7.1), with terms ranging from 30 to 210 days. As of December 31, 2003, the Company has not recorded any liability related to these guarantees.


13.  STOCKHOLDERS' EQUITY

     a)   Capital

          The Company is a public corporation with shares traded on the Sao Paulo and New York Stock Exchanges - NYSE. Subscribed and paid-up capital is represented by 69,691,268,828 shares without par value, consisting of 51,264,621,778 common and 18,426,647,050 preferred shares.

          On December 31, 2003, 4,823,058,000 preferred shares were outstanding in the U.S. market, in the form of American Depositary Receipts - ADRs.

Ultrapar Participacoes S.A. and Subsidiaries


          Preferred shares are nonconvertible into common shares and nonvoting, entitle their holders to dividends at least 10% higher than those attributable to common shares, and have priority in capital redemption, without premium, in the event of liquidation of the Company. See Note 23.c).

     b)   Treasury shares

          The Company was authorized to acquire its own shares at market price, without capital reduction, to be held in treasury and subsequent disposal, in accordance with the provisions set forth by the Brazilian Securities Commission (CVM) Instructions No. 10 of February 14, 1980 and No. 268 of November 13, 1997.

          In 2003, 87,900 thousand preferred shares were acquired at the average cost of R$ 24.73 (whole Brazilian reais), with a minimum cost of R$
          22.50 (whole Brazilian reais) and a maximum cost of R$ 31.30 (whole Brazilian reais) per thousand shares.

          As of December 31, 2003, the consolidated financial statements recorded 108,100 thousand preferred shares in treasury, which were acquired at the average cost of R$ 23.79 (whole Brazilian reais) per thousand shares.

          The market price of these shares in treasury on December 31, 2003 on the Sao Paulo Stock Exchange (BOVESPA) totaled R$ 37.29 (whole Brazilian reais) per thousand shares.

     c)   Capital reserve

          The capital reserve in the amount of R$ 1.1 reflects the gain on disposal of shares issued by the Company and held in treasury by some of the Company's subsidiaries, at the price of R$ 34.87 (whole Brazilian reais) per thousand shares. Executives of these subsidiaries have been given the usufruct of such shares, as described in Note 21.

     d)   Revaluation reserve

          This reserve reflects the revaluation write-up of assets of subsidiaries and affiliated companies and is realized based on depreciation, write-off or sale of these revalued assets, including the related tax effects.

          In some cases, taxes on the revaluation reserve of certain subsidiaries and affiliated companies are recognized only on realization of this reserve since the revaluation occurred prior to the publication of CVM Resolution No. 183/95. Deferred tax charges on these reserves total R$ 7.6 (2002 - R$ 8.5).

     e)   Profit reserves

          Legal reserve
          -------------

          Under Brazilian corporate law, the Company is required to appropriate 5% of annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

Ultrapar Participacoes S.A. and Subsidiaries


          Reserve for retention of profits
          --------------------------------

          This reserve is supported by the investment program, in conformity with article 196 of Brazilian corporate law, and includes both a portion of net income and realization of revaluation reserve.

          Reserve for unrealized profits
          ------------------------------

          This reserve is established in conformity with article 197 of Brazilian corporate law, based on the equity in subsidiaries and affiliated companies. The realization of reserve normally occurs on receipt of dividends, sale and write-off of investments.

     f)   Dividends and appropriation of net income

          According to the Company's bylaws, the stockholders are entitled to a minimum annual dividend of 50% of adjusted net income, calculated under the terms of accounting practices adopted in Brazil.

          Proposed dividends as stated in the Company's financial statements, subject to approval at the Stockholders' Annual Meeting, are as follows:

                                                                         2003
                                                                         ----

          Net income                                                     246.4
          Legal reserve                                                  (12.3)
          Retention of profits - article 196                            (117.1)
          Realization of unrealized profit reserve                        40.6
                                                                         -----
          Compulsory dividends                                           157.6

          Reserve for unrealized profits                                 (85.6)
            Interim dividends  (R$ 0.46 and
              R$ 0.51 per thousand common and
              preferred shares, respectively)                            (33.0)
            Proposed dividends (R$ 0.55
              and R$ 0.60 per thousand common and
              preferred shares, respectively)                            (39.0)
                                                                         -----
                                                                             -
                                                                         =====

          Management proposes to retain the balance of net income in the "Reserve for retention of profits" account, in order to support the business expansion project established in its investment plan.

     g) Reconciliation of stockholders' equity - parent company and consolidated

          Stockholders' equity - parent  company                    1,360.3
          Treasury shares held by subsidiaries -
             net of realization                                        (2.5)
          Capital reserve arising from sale of
             treasury shares to subsidiaries -
             net of realization                                        (1.1)
                                                                    -------
          Stockholders' equity - consolidated                       1,356.7
                                                                    =======

Ultrapar Participacoes S.A. and Subsidiaries


14.  NONOPERATING INCOME (EXPENSES), NET

     Refers principally to the result on sales of permanent assets, especially cylinders for the year ended December 31, 2003. For the year ended December 31, 2002, refers principally to the recognition of provision for loss, in the amount R$ 40.6, of the investment of Oxiteno Nordeste S.A. - Industria e Comercio in Nordeste Quimica S.A. - Norquisa. For the year ended December 31, 2001, refers to loss on disposal of investments and property, plant and equipment in the amount of R$ 12.4, write-off of deferred charges related to unsuccessful bid for Copene Petroquimica do Nordeste S.A. in the amount of R$ 8.0 and reversal for losses on investments, projects and fixed assets in the amount of R$ 3.4.


15.  RECONCILIATION OF EBITDA

     As recommended by the CVM in its annual orientation document for the preparation of financial statements, the Company is presenting its method for calculating EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), as shown in the table below:

                                                       2003                                2002          2001
                                 ----------------------------------------------------  ------------  ------------
                                 Ultragaz   Oxiteno  Ultracargo  Other   Consolidated  Consolidated  Consolidated
                                 --------   -------  ----------  -----   ------------  ------------  ------------
     Operating income               113.2    207.0      24.7      6.7        351.6         365.5         278.9
     (+) Depreciation and
       amortization                  95.0     36.2      15.3      0.4        146.9         121.8         102.4
     Other                              -        -         -        -            -             -          (8.8)
                                    -----    -----      ----      ---        -----         -----         -----
     EBITDA                         208.2    243.2      40.0      7.1        498.5         487.3         372.5
                                    =====    =====      ====      ===        =====         =====         =====

16.  SEGMENT INFORMATION

     The Company has three reportable segments: gas, chemical and logistics. The gas segment distributes LPG to retail, commercial and industrial consumers mainly in the South, Southeast and Northeast areas of Brazil. The chemical segment produces primarily ethylene oxide, ethylene glycols, ethanolamines and glycol ethers. The logistics segment operates storage and transportation, mainly in the Southeast and Northeast areas of the country. Reportable segments are strategic business units that offer different products and services. Each of the reportable segments has a senior officer responsible for managing the segment. Intersegment sales are transacted at prices that approximate those that the selling entity is able to obtain on external sales. The principal financial information about each of the Company's reportable segments is as follows:

                                                           2003                                 2002          2001
                                     ----------------------------------------------------   ------------  ------------
                                     Ultragaz   Oxiteno   Ultracargo  Other  Consolidated   Consolidated  Consolidated
                                     --------   -------   ----------  -----  ------------   ------------  ------------
     Net sales                        2,622.3   1,237.8       140.2      -       4,000.3        2,994.5       2,284.7
     Operating income before
       financial items                  113.2     207.0        24.7    6.7         351.6          365.5         278.9
     EBITDA                             208.2     243.2        40.0    7.1         498.5          487.3         372.5
     Total assets                     1,010.9   1,075.2       269.4   52.5       2,408.0        2,127.9       1,952.0

     Disclosures of segments in accordance with U.S. GAAP are made in Note 24.V.k.).

Ultrapar Participacoes S.A. and Subsidiaries


17.  RISKS AND FINANCIAL INSTRUMENTS

     The main risk factors that the Company and its subsidiaries are exposed to reflect strategic- -operating and economic-financial aspects. Strategic-operating risks (such as demand behavior, competition, technological innovation and significant structural changes in industry, among others) are addressed by the Company's management model. Economic- -financial risks mainly reflect customer default and macroeconomic variables such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company. These risks are managed through control policies, specific strategies and the determination of limits, as follows:

     o Customer default - These risks are managed by specific policies for accepting customers and credit analysis and are mitigated by diversification of sales. Oxiteno S.A. - Industria e Comercio and Oxiteno Nordeste S.A. - Industria e Comercio held R$ 3.5 (2002 - R$ 6.8) and Ultragaz Participacoes Ltda. held R$ 17.4 (2002 - R$ 8.2) of allowances for potential losses on receivables as of December 31, 2003. The increase in the accrual of Ultragaz Participacoes Ltda. is substantially composed of accruals already existing in Shell's LPG business, acquired on August 8, 2003.

     o Interest rates - The Company and its subsidiaries adopt conservative policies to obtain and invest funds and to minimize the cost of capital. The temporary cash investments of the Company and its subsidiaries are substantially comprised of transactions linked to the interbank deposit (CDI) rates, as described in Note 4. A portion of the financial assets is destined for foreign currency hedges, as mentioned below. Funds obtained originate from BNDES financing and from abroad, as mentioned in Note 12.

     o Exchange rate - The Company's subsidiaries use foreign currency swap (mainly U.S. dollar to CDI) instruments available in the financial market to cover assets and liabilities in foreign currency, with the objective of reducing the effects of exchange rate variation in their results. Such swaps have amounts, periods and indexes equivalent to the assets and liabilities in foreign currency, to which they are linked. The following summary shows the assets and liabilities in foreign currency, translated into Brazilian reais at December 31, 2003:

                                                             Book     Book
                                                            value    value
                                                            -----    -----
                                                             2003     2002
                                                             ----     ----

        Assets:
          Investment in foreign currency and swaps          395.3    381.0
          Foreign cash and cash equivalents                  77.6    127.3
          Receivables from foreign customers,
            net of advances
            on export contracts                              28.0     38.0
                                                            -----    -----
        Total                                               500.9    546.3
                                                            -----    -----

        Liabilities:
          Foreign currency financing                        438.7    377.8
          Import transactions payable                        10.0     12.5
                                                            -----    -----
        Total                                               448.7    390.3
                                                            -----    -----
        Net asset position                                   52.2    156.0
                                                            =====    =====

Ultrapar Participacoes S.A. and Subsidiaries


     Given the characteristics of the financial instruments described above, management believes that the net market values approximate the net book values of these financial instruments. The exchange rate variation related to cash and banks, temporary cash investments and investments of foreign subsidiaries was recorded as financial expenses in the statement of income for the year ended December 31, 2003, in the amount of R$ 24.3 (2002 - financial income of R$ 44.1 and 2001 - financial income of R$ 12.8). Other financial instruments recorded in the financial statements as of December 31, 2003 and 2002 were determined in conformity with the accounting criteria and practices described in the respective notes.

18.  CONTINGENCIES AND COMMITMENTS

     a)   Civil, tax and labor lawsuits

          The Petrochemical Industry Labor Union, of which the employees of Oxiteno Nordeste S.A. - Industria e Comercio are members, filed a class action suit against the subsidiary in 1991, demanding compliance with the adjustments established in collective labor agreements, in lieu of the salary policies effectively followed. At the same time, the employers' association proposed a collective labor dispute for the interpretation and clarification of the fourth clause of the agreement. Based on the opinion of its legal counsel, who analyzed the decision of the Federal Supreme Court (STF) in the collective dispute as well as the status of the individual lawsuit of the subsidiary, management believes that a reserve for a potential loss is not necessary as of December 31, 2003.

          The subsidiary Companhia Ultragaz S.A. is a defendant in lawsuits relating to damages caused by an explosion in 1996 in a shopping mall in the city of Osasco, State of Sao Paulo. Such lawsuits involve: (i) individual suits filed by victims of the explosion claiming damages from Ultragaz for the loss of economic benefit and for pain and suffering, (ii) reimbursement of expenses of management of the shopping mall and its insurance company, and (iii) class action suit seeking indemnification for material damages and pain and suffering for all the victims injured and deceased. The subsidiary believes that it has presented evidence that defective gas pipes in the shopping mall caused the accident and that Ultragaz's on-site LPG storage facilities did not contribute to the explosion. It has obtained a favorable judgment in all lawsuits which have been judged to date. Further, Ultragaz also believes that its insurance coverage is sufficient to cover the aggregate amount of all claims filed.

          The Company and its subsidiaries obtained injunctions to pay PIS and COFINS (taxes on revenues) without changes introduced by Law No. 9,718/98 in its original version. The questioning refers to the levy of these taxes on gains other than revenues. The unpaid amounts were recorded in the financial statements of the Company and its subsidiaries, totaling R$ 30.5 (2002 - R$ 24.1).

          The main fiscal discussions of the Company and subsidiaries refer to the taxation of PIS and COFINS (as detailed in the preceding paragraph) and the taxation of income earned abroad (as stated in Note 20.a)). The potential losses on these discussions are accrued in long-term liabilities as other taxes and deferred income and social contribution taxes, respectively.

Ultrapar Participacoes S.A. and Subsidiaries


          The Company and its subsidiaries have other ongoing administrative and judicial proceedings; the Company's legal counsel considers the risks of these proceedings to be low or remote and, therefore, no accrual for potential losses has been recorded.

          Although there is no assurance that the Company will prevail in all cases, management does not believe that the ultimate resolution of tax, civil and labor contingencies not provided for will have a material effect on the Company's financial position or results of operations.

          Escrow deposits and provisions are summarized below:

                                                              2003                      2002
                                                      ---------------------     ---------------------
                                                       Escrow     Provision      Escrow     Provision
                                                      deposits       made       deposits       made
                                                      --------    ---------     --------    ---------
          Social contribution taxes on net income          -         2.9            -           2.9
          Labor claims                                   7.5         0.9          4.5           1.5
          PIS and COFINS on other gains                    -        30.5          0.1          24.1
          Other                                          2.4         6.6          2.4             -
                                                         ---         ---          ---          ----
                                                         9.9        40.9          7.0          28.5
                                                         ===        ====          ===          ====

     b)   Take or pay commitments

          The subsidiary Terminal Quimico de Aratu S.A. - Tequimar has contracts with CODEBA - Companhia Docas do Estado da Bahia and Complexo Industrial Portuario Governador Eraldo Gueiros, in connection with its harbor facilities in Aratu and Suape, respectively. Such contracts establish minimum cargo movement of 1,000,000 tons per year for Aratu, effective through 2022, and 250,000 tons per year for Suape, effective through 2027. If annual movement is less than the minimum required, the subsidiary is required to pay the difference between the actual movement and the minimum contractual movement using the harbor rates in effect at the date established for payment. As of December 31, 2003, such rates were R$ 3.67 and R$ 3.44 per ton for Aratu and Suape, respectively. The Company has been in compliance with the minimum cargo movement since the inception of the contracts.

          Oxiteno Nordeste S.A. - Industria e Comercio has a supply contract with Braskem S.A., effective through 2012, which establishes a minimum annual ethylene consumption level. The minimum purchase commitment and the actual demand for the years ended December 31, 2003 and 2002, expressed in tons of ethylene, are summarized below. If the minimum purchase commitment is not met, the subsidiary is liable for a fine of 40% of the current ethylene price for the quantity not purchased.

                                               Minimum
                                               purchase
                                              commitment       Actual demand
                                              ----------       -------------
                                                              2003        2002
                                                              ----        ----

          In tons                                137,900     188,850     164,534
                                                 =======     =======     =======

Ultrapar Participacoes S.A. and Subsidiaries


     c)   Insurance coverage for subsidiaries

          The subsidiaries maintain insurance policies in amounts considered sufficient to cover potential losses from damage to assets, as well as for civil responsibility for involuntary, material and/or physical damages caused to third parties arising from their industrial and commercial operations, considering the nature of their activities and the advice of their insurance consultants.

19.  RELATED COMPANIES

                                                                               2003
                                                            ---------------------------------------------
                                                                  Loans                Trade accounts
                                                            --------------------   ----------------------
                                                            Assets   Liabilities   Receivable     Payable
                                                            ------   -----------   ----------     -------
     Serma Associacao dos Usuarios de Equipamentos de
       Processamentos de Dados e Servicos Correlatos         1.2          0.6              -        0.8
     Petroquimica Uniao S.A.                                   -            -              -        3.5
     Oxicap Industria de Gases Ltda.                         0.2            -              -        0.6
     Quimica da Bahia Industria e Comercio S.A.                -          7.2              -          -
     Petroleo Brasileiro S.A. - Petrobras                      -            -              -        1.3
     Braskem S.A.                                              -            -              -        4.1
     Cia. Termeletrica do Planalto Paulista - TPP            1.3            -              -          -
     Plenogas - Distribuidora de Gas S.A.                      -          0.9              -          -
     Other                                                   0.1          0.3              -        0.4
     Total at December 31, 2003                              2.8          9.0              -       10.7
     Total at December 31, 2002                              2.6         10.2            0.5       31.9

                                                                                   2003
                                                                   --------------------------------
                                                                      Transactions        Financial
                                                                      ------------          income
                                                                   Sales    Purchases     (expenses)
                                                                   -----    ---------     ----------

     Petroquimica Uniao S.A.                                            -          93.7            -
     Oxicap Industria de Gases Ltda.                                    -           6.5            -
     Agip do Brasil S.A.                                              2.6             -            -
     Quimica da Bahia Industria e Comercio S.A.                         -             -         (0.8)
     Petroleo Brasileiro S.A. - Petrobras                               -       1,818.7            -
     Copagaz Distribuidora de Gas S.A.                                0.3             -            -
     Braskem S.A.                                                    53.3         403.4            -
     Supergasbras Distribuidora de Gas S.A.                           1.0             -            -
     Cia. Termeletrica do Planalto Paulista - TPP                       -             -          0.2
     Other                                                            0.6           1.5            -
             ----                                                    ----       -------         ----
     Total - 2003                                                    57.8       2,323.8         (0.6)
             ====                                                    ====       =======         ====

     Total - 2002                                                    46.9       1,678.7         (0.4)
             ====                                                    ====       =======         ====

     Total - 2001                                                    18.3       1,236.2         (0.5)
             ====                                                    ====       =======         ====

     The loan balances with Quimica da Bahia Industria e Comercio S.A. and Cia. Termeletrica do Planalto Paulista - TPP are indexed based on the Brazilian long-term interest rate (TJLP). The other loans do not have financial charges. Transactions refer principally to purchases of raw material, other materials and storage services, carried out at usual market prices and conditions.

Ultrapar Participacoes S.A. and Subsidiaries


20.  INCOME TAXES

     a)   Deferred income and social contribution taxes

          The Company and its subsidiaries recognize tax assets and liabilities which do not expire, arising from tax loss carryforwards, temporary add-backs, revaluation of property, plant and equipment, and others. The tax credits are substantiated by continued operating profitability. Management expects to realize these tax credits over a maximum period of three years. Deferred income and social contribution taxes are presented in the following principal categories:

                                                                          2003    2002
                                                                          ----    ----
          Noncurrent assets:
            Deferred income and social contribution taxes on:
              Accruals tax deductible only when expenses are incurred     48.6     27.6
              Income and social contribution tax loss carryforwards       12.8      5.7
                                                                          ----     ----
                                                                          61.4     33.3
                                                                          ====     ====
          Long-term liabilities:
            Deferred income and social contribution taxes on:
              Revaluation of property, plant and equipment                 2.1      2.1
              Income earned abroad                                        26.6     32.7
                                                                          ----     ----
                                                                          28.7     34.8
                                                                          ====     ====

Ultrapar Participacoes S.A. and Subsidiaries


     b)   Income tax reconciliation

          Income and social contribution taxes are reconciled to statutory tax rates as follows:

                                                                                  2003       2002       2001
                                                                                  ----       ----       ----
          Income before taxes, equity in subsidiaries associates and
            minority interest                                                     295.4      349.9     230.8
          Official tax rates - %                                                   34.0       34.0      34.0
                                                                                  -----      -----     -----

          Income and social contribution taxes at official rate                  (100.4)    (119.0)    (78.5)

          Adjustments to the effective tax rate:
            Nondeductible expenses/nontaxable revenues                              2.3       (1.2)      6.2
            Adjustments to estimated income                                         1.1        3.1       3.4
            Realization of inflationary profit                                        -          -       2.0
            Interest on capital paid                                                  -        0.2      10.5
            Other                                                                  (0.6)       1.3       1.6
                                                                                  -----     ------     -----
          Income and social contribution taxes before tax credits                 (97.6)    (115.6)    (54.8)


          Tax credits:
            Workers' meal program (PAT)                                             0.3        0.7       0.3
            Benefits of tax holidays                                               52.4       43.5      27.0
                                                                                  -----     ------     -----
          Income and social contribution taxes per statement of income            (44.9)     (71.4)    (27.5)
                                                                                  =====      =====     =====

          Current                                                                (113.0)    (110.1)    (58.4)
          Deferred                                                                 15.7       (4.8)      3.9
          Benefits of tax holidays                                                 52.4       43.5      27.0

     c)   Tax loss carryforwards

          Tax loss carryforwards may be used to offset up to 30% of taxable income for future periods and do not expire.

Ultrapar Participacoes S.A. and Subsidiaries


     d)   Tax exemption

          The following indirect subsidiaries have partial or total exemption from income tax in connection with a government program for the development of the Northeast Region of Brazil, as follows:

                                                                                           Exemption   Expiration
                           Subsidiary                                 Bases                   - %          date
                           ----------                                 -----                ---------   ----------
         Oxiteno Nordeste S.A. - Industria e Comercio     Camacari plant                        100       2006

         Bahiana Distribuidora de Gas Ltda.               Mataripe base (*)                     100       2003
                                                          Juazeiro base                         100       2004
                                                          Suape base                            100       2007
                                                          Ilheus base                            25       2008
                                                          Aracaju base                           25       2008

         Terminal Quimico de Aratu S.A. - Tequimar        Aratu Terminal (*)                    100       2003
                                                          Suape Terminal (acetic acid
                                                          and butadiene byproducts)             100       2005


          (*) In December 2003, requests were filed with Agencia de Desenvolvimento do Nordeste (ADENE), the agency in charge of managing this incentive program, seeking a 75% reduction in income tax until 2013 for these bases. Such requests are still pending approval by ADENE. In the case they are not approved, the income tax reduction of these bases will be 25% until 2008 and 12.5% from 2009 to 2013. See Note 23.b).

          Tax benefits from income tax reduction for activities eligible for tax incentives were recorded in a specific capital reserve account in stockholders' equity by the subsidiaries benefited from tax incentives. In the consolidated statements of income, these benefits are reported as "Benefit of tax holidays".

          The subsidiary Bahiana Distribuidora de Gas Ltda. has requests under analysis by the Federal Revenue Authorities relating to Caucaia base, which, once approved, would represent a reduction of 75% of income tax until 2012 for this base. See Note 23.b).

21.  STOCK PLAN

     At the Extraordinary Stockholders' Meeting held on November 26, 2003, a benefit plan was approved for management of the Company and its subsidiaries, which provides for: (i) the initial grant of usufruct of shares issued by the Company and held in treasury by the subsidiaries in which the beneficiaries are employed, and (ii) the transfer of the beneficial ownership of the shares after ten years from the initial concession provided that the professional relationship between the beneficiary and the Company and subsidiaries is not interrupted. The total value granted to executives in December 2003, including taxes, was R$ 5.0. This value is being amortized over a period of ten years.

Ultrapar Participacoes S.A. and Subsidiaries


22.  EMPLOYEE BENEFITS AND PRIVATE PENSION PLAN (CONSOLIDATED)

     The Company and its subsidiaries offer benefits to their employees, such as life insurance, health care and a pension plan. In addition, they offer loans for the acquisition of vehicles and personal computers to employees of certain subsidiary companies. These benefits are recorded on the accrual basis and terminate at the end of the employment relationship.

     In August 2001, the Company and its subsidiaries began to offer their employees a defined contribution pension plan. Adoption of this plan, managed by Ultraprev - Associacao de Previdencia Complementar, was approved at the Board of Directors' Meeting on February 15, 2001. Under the terms of the plan, the basic contribution of each participating employee is defined annually by the participant between 0 and 11% of his/her salary. The sponsoring companies provide a matching contribution in an identical amount as the basic contribution. As participants retire, they may opt to receive monthly: (i) a percentage varying between 0.5% and 1.0% of the fund accumulated in their name at Ultraprev, or (ii) a fixed monthly amount which will extinguish the fund accumulated in the participant's name during a period of between 5 and 25 years. As such, neither the Company nor its subsidiaries assume responsibility for guaranteeing the levels of amounts or periods of receipt for the participants that retire under this plan. In 2003, the Company and its subsidiaries contributed R$ 3.4 (R$ 2.9 in 2002 and R$ 1.2 in 2001) to Ultraprev, which was charged to income for the year. The total number of employee participants as of December 31, 2003 was 5,115, with no participants retired to date.

     Additionally, Ultraprev has 2 active participants and 34 former employees receiving defined benefits according to the policies of a previous plan. Considering that the fair market value for the plan's assets significantly exceeds the present actuarial value of the accumulated benefit obligations, the sponsoring entities have not been contributing to the plan for these 36 participants. On the other hand, the sponsoring entities do not believe that it would be possible to recover any amounts from the plan, based on legislation applicable to closed private pension entities. As a result, no asset or liability relating to these participants has been recorded in the financial statements of the sponsoring companies.

23.  SUBSEQUENT EVENTS

     a) In January 2004, the subsidiary LPG International Inc. issued eurobonds in the amount of US$ 60 million, maturing in June 2005 and having an interest rate of 3.5% per year. Funds from issuance were used to repay loans, as stated in Note 12.

     b) On April 30, 2004, ADENE issued reports approving the income tax reduction until 2012 for the Mataripe and Aratu bases of subsidiaries Bahiana Distribuidora de Gas Ltda. and Terminal Quimico de Aratu S.A.
          - Tequimar, as mentioned in Note 20.d). These reports were submitted for approval to the Federal Revenue Service that will issue its opinion in a maximum of 120 days. If such opinion is not issued after this period, the reductions are considered as approved.

          The reduction of 75% of income tax until 2012 for the Caucaia unit of subsidiary Bahiana Distribuidora de Gas Ltda. was approved by the Federal Revenue Service on April 16, 2004 for having elapsed the period of 120 days.

Ultrapar Participacoes S.A. and Subsidiaries


     c) Preferred shares are nonconvertible into common shares and nonvoting, and have priority in capital redemption, without premium, in the event of liquidation of the Company. Until May 18, 2004 preferred shares entitled their holders to dividends at least 10% higher than those attributable to common shares. The Special Meeting of the Preferred Shareholders and the Extraordinary General Shareholders' Meeting of Ultrapar, held on May 18, 2004, approved the amendment of article 12 of the Company's bylaws, to make the dividend right of preferred shareholders equal to those of common shareholders by abolishing the right of preferred shareholders to receive dividends at least 10% higher than those received by common shareholders.

24. SUMMARY AND RECONCILIATION OF THE DIFFERENCES BETWEEN ACCOUNTING PRACTICES ADOPTED IN BRAZIL AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (U.S. GAAP)


     I - Description of GAAP differences

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

     a)   Inflation accounting

          As discussed in Note 2, the consolidated financial statements account for the effects of inflation, through December 31, 1995. Under U.S. GAAP, Brazil was considered to be a highly inflationary economy until July 1, 1997, and the recognition of the effect of inflation was required until December 31, 1997.

          In determining amounts under U.S. GAAP, the effects of inflation for the years ended December 31, 1996 and 1997 were determined using the "Indice Geral de Precos -Disponibilidade Interna - IGP-DI" index, which is widely-accepted and respected index published monthly by the Fundacao Getulio Vargas.

          Through December 31, 1995, the Company used indexes established by the government to restate balances and transactions for purposes of its corporate law financial statements. Such indexes do not necessarily represent changes in general price levels, as would be required under U.S. GAAP.

Ultrapar Participacoes S.A. and Subsidiaries


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

     c)   Deferred charges

          Accounting practices adopted in Brazil permit the deferral of research and development costs and of preoperating expenses incurred in the construction or expansion of a new facility until the facility begins commercial operations. Deferred charges are amortized over a period of five to ten years.

          For U.S. GAAP reconciliation purposes, such amounts do not meet the conditions established for deferral and, accordingly, have been charged to income and the related amortization under accounting practices adopted in Brazil has been reversed.

     d)   Investments in affiliated companies

          As from 1996, Brazilian corporate law allows certain less than 20% - owned affiliated companies in which an investor owns more than 10% of voting stock to be accounted for on the equity method. In addition, certain more than 20% and less than 50% - owned affiliated companies deemed not significant in relation to their parent company are accounted at cost.

          For U.S. GAAP reconciliation purposes, less than 20% - owned affiliated companies have been accounted for on the basis of cost and more than 20% and less than 50% - owned affiliated companies have been accounted for on the equity method for all years presented.

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

Ultrapar Participacoes S.A. and Subsidiaries


          Under U.S. GAAP, interest on construction-period borrowings denominated in foreign currencies is capitalized using contractual interest rates, exclusive of foreign exchange or monetary correction gains or losses. Interest on construction-period borrowings denominated in Brazilian reais is capitalized.

     f)   Income taxes

          Under accounting practices adopted in Brazil and U.S. GAAP, the liability method of accounting for income taxes is followed.

          Under accounting practices adopted in Brazil, the Company recognizes deferred income taxes based on the combined income tax of 34%. Such combined income tax rate includes 25% of income tax and 9% of social contribution tax. This 9% social contribution rate was based on a provisional measure whereas the rate established by enacted law was 8% until December 30, 2002, when such provisional measure was converted into law (Law No. 10,637 of December 30, 2002).

          Under U.S. GAAP, the provisional measures discussed are not considered to be enacted law. Therefore, for 2001 the combined deferred tax effect calculated on temporary differences would be 33% rather than 34%.

     g)   Acquisitions and business combinations

          Under accounting practices adopted in Brazil, assets and liabilities of acquired entities are reflected at book values. Goodwill is amortized on straight-line basis over the periods estimated to be benefited.

          Under U.S. GAAP, business combinations are accounted for by the purchase method utilizing fair values. Goodwill is not amortized and should be tested for impairment. An impairment test of goodwill is performed annually or more frequently if events or changes in circumstances indicate that the goodwill might be impaired. Such impairment test is performed utilizing a two-step method. The first step compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step is performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill.

          For U.S. GAAP reconciliation purposes, fair values have been assigned to acquired assets and liabilities in business combinations in accordance with U.S. practices applicable to each specific transaction.

          Under Brazilian corporate law, purchases by subsidiaries of treasury stock from minority stockholders are initially recorded at cost. Upon cancellation of these shares, the difference between cost and the related book value of the subsidiary's stockholders' equity is recorded by the parent company and in the consolidated financial statements as a capital gain or loss. Direct purchases by the parent company of the subsidiaries' stock from minority stockholders are recorded at cost, with the difference between cost and the related book value of the subsidiaries' stockholders' equity recorded as a capital gain or loss by the parent company and in the consolidated financial statements.

Ultrapar Participacoes S.A. and Subsidiaries


          Under U.S. GAAP, purchases of treasury stock by subsidiaries from minority stockholders and direct purchases by the parent company of the subsidiaries' stock from minority stockholders are recorded as step acquisitions under the purchase method, with assignment of the purchase price to the underlying assets and liabilities based on their fair values and recording of goodwill to the extent that the purchase price exceeds the proportionate amount of the net fair value of the assets and liabilities. No gain or loss is recognized upon either purchase or cancellation of the shares.

          Corporate reorganization - 2002
          -------------------------------

          As mentioned in Note 3, in 2002, the Company effected a corporate reorganization of its major subsidiaries. The reorganization involved the exchange of minority interest in its subsidiary Oxiteno S.A. - Industria e Comercio for shares of the Company. Pursuant to Brazilian securities law, this subsidiary offered withdrawal rights to its minority stockholders. These withdrawal rights required the Company's subsidiary to buy back and cancel shares from minority stockholders who exercised their rights.

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

          Date of reorganization/acquisition - 2002
          -----------------------------------------

          As mentioned in Note 3, under accounting practices adopted in Brazil, the corporate reorganization was based on the balance sheets as of June 30, 2002 and, as a consequence, the Company has full participation in the results of its subsidiaries as from July 1, 2002.

          Under U.S. GAAP, the date of acquisition ordinarily is the date assets are received and other assets are given, liabilities are assumed or incurred, or equity interests are issued, which was considered to be October 31 and November 30, 2002 for the merger of Gipoia Participacoes Ltda. (an entity under common control of the controlling stockholder of the Company) and for the acquisition of minority interest in Oxiteno S.A. - Industria e Comercio, respectively. As a result, minority interest from July 1, 2002 to the acquisition dates under U.S. GAAP were excluded from the U.S. GAAP income of the Company in the amount of R$ 55.4.

Ultrapar Participacoes S.A. and Subsidiaries


          Acquisition of SPGas Distribuidora de Gas S.A. ("SPGas") - 2003
          ---------------------------------------------------------------

          As mentioned in Note 3, on August 8, 2003, the Company acquired 100% of the outstanding common shares of SPGas. The results of SPGas operations have been included in the consolidated financial statements since that date. SPGas is a distributor of LPG in Brazil. As a result of this acquisition, the Company is expected to be the leading distributor of LPG in Brazil.

          The cost of acquisition included the purchase price amounting to R$
          107.9 net of the debt settled and other direct costs amounting to R$ 1.1.

          Under U.S. GAAP, the Company has recorded such acquisition based on the fair value of the assets acquired and liabilities assumed and determined goodwill in accordance with the purchase method of accounting prescribed by Statement of Financial Accounting Standards ("SFAS") 141, "Business Combinations", which is completed and resulted in the identification of goodwill as shown below.

          The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

                                                                          R$
                                                                          --

          Current assets                                                 27.6
          Property, plant and equipment                                  98.6
          Other assets                                                   26.6
                                                                        -----
          Total assets acquired                                         152.8
                                                                        -----

          Current liabilities, including
           short-term debt of R$ 62.7                                    73.3
          Long-term liabilities                                          10.4
                                                                        -----
          Liabilities assumed                                            83.7
                                                                        -----
          Net assets                                                     69.1
                                                                        =====

          Interest acquired                                              100%

          Net assets acquired                                            69.1
          Total cost of acquisition                                     109.0
                                                                        -----

          Goodwill recorded under U.S. GAAP                              39.9

          Goodwill recorded under accounting
           practices adopted in Brazil                                  (24.4)

          Other direct costs recorded as deferred
           charges for accounting practices adopted
           in Brazil                                                     (1.1)

          Goodwill difference between U.S. GAAP
           and accounting practices adopted in
           Brazil (see the stockholders' equity
           reconciliation)                                               14.4

          The purchase price allocation did not result in the identification of any intangible assets related to this acquisition.

          The full amount of goodwill related to this business combination was assigned to the gas segment. This goodwill is not deductible for tax purposes.

Ultrapar Participacoes S.A. and Subsidiaries


          The following summary presents the Company's unaudited pro forma consolidated results of operations for the years ended December 31, 2003 and 2002, in accordance with accounting practices adopted in Brazil, as if the SPGas acquisition had been completed at the beginning of each period. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results:

          Amounts under Accounting practices adopted in Brazil       2003        2002
          ----------------------------------------------------       ----        ----
          Net sales and services                                  4,283.0     3,369.0
          Operating income before financial items                   324.8       357.8
          Net income                                                224.6       218.0
          Net earnings per thousand shares - whole R$                3.23        3.55

          Acquisition of Canamex Quimicos S.A. de C.V. ("Canamex") - 2003
          ---------------------------------------------------------------

          As mentioned in Note 3, on December 4, 2003, the Company acquired 100% of the outstanding common shares of Canamex. The results of Canamex's operations have been included in the consolidated financial statements since that date. Canamex is engaged in the production and sales of chemicals in Mexico. As a result of the acquisition, the Company is expected to expand its activities outside of Brazil.

          The cost of acquisition was R$ 32.3, composed of purchase price amounting to R$ 30.5 and other direct costs amounting to R$ 1.8. The net assets acquired amounted to R$ 29.7, composed of net assets of R$
          39.7 and liabilities assumed of R$ 10.0.

          The Company has recorded such acquisition based on the fair value of assets acquired and liabilities assumed and determined goodwill in accordance with the purchase method of accounting prescribed by SFAS 141, which is completed and resulted in the identification of goodwill amounting to R$ 2.6. This goodwill is not deductible for tax purposes.

     h)   Earnings per share

          Under accounting practices adopted in Brazil, it is permitted to determine earnings per share based upon the weighted average number of shares outstanding during each year that earnings are reported.

          Under U.S. GAAP, earnings per share are determined based upon the weighted average number of shares outstanding during the period, giving retroactive effect to stock splits. Entities whose capital structures include nonconvertible securities that may participate in dividends with common stock according to a predetermined formula should use the two-class method of computing earnings per share as described in SFAS 128, "Earnings per Share". The calculation of earnings per share under U.S. GAAP is shown in Note 24.V.a).

Ultrapar Participacoes S.A. and Subsidiaries


     i)   Available-for-sale securities

          Equity securities
          -----------------

          Under accounting practices adopted in Brazil, available-for-sale equity securities are generally carried at cost, less provisions charged to the statement of operations if a loss in value is considered to be other than temporary.

          For U.S. GAAP reconciliation purposes, available-for-sale equity securities have been recorded at estimated market value, and the resulting adjustments, in the amount of R$ 1.5 (income), R$ 2.4 (loss) and R$ 2.7 (loss) as of December 31, 2003, 2002 and 2001, respectively, net of deferred tax effects and minority interest, when applicable, have been recognized as a separate component of stockholders' equity until realization. During the years presented, no securities classified under U.S. GAAP as available-for-sale were disposed of.

          Debt securities
          ---------------

          Under accounting practices adopted in Brazil, available-for-sale debt securities are generally carried at cost, plus interest income earned less provisions, when applicable, charged to the statement of operations to reduce its carrying value to market value.

          For U.S. GAAP reconciliation purposes, available-for-sale debt securities have been recorded at estimated market value, and the resulting adjustment, in the amount of R$ 0.4 (loss) as of December 31, 2003, has been recognized as a separate component of stockholders' equity, net of deferred tax effects, until realization. During the year presented, no debt securities classified under U.S. GAAP as available-for-sale were disposed of.

     j)   Accounting for derivative financial instruments

          In the Company's financial statements prepared in accordance with accounting practices adopted in Brazil derivative financial instruments are recorded at net settlement price as determined on each balance sheet date.

          Under U.S. GAAP, effective January 1, 2001, all derivative financial instruments must be reported at fair value on each balance sheet date and classified as derivative asset or liability. Also under U.S. GAAP, the requirements for a derivative instrument to qualify for hedge accounting and deferral of gains and losses are more restrictive than under Brazilian corporate law.

     k)   Accounting for stock plan

          As mentioned in Note 21, the Company has approved a stock plan on November 26, 2003. Based on the provisions of this plan, on December 17, 2003 the Company granted 104,000 thousand restricted shares to two executives. The grant-date fair value of these shares is R$ 34.87 (whole Brazilian reais) per thousand shares. These executives have the right to receive dividends on these shares provided that the professional relationship between them and the Company and its subsidiaries is not interrupted. These shares will cliff vest after ten years of the initial award.

Ultrapar Participacoes S.A. and Subsidiaries


          Under Brazilian GAAP, the Company records compensation costs from its stock plan similarly to the requirements of APB Opinion No. 25, "Accounting for Stock Issued to Employees", using the intrinsic value of the award. Compensation cost is charged to earnings on a straight-line basis.

          No adjustments are included in the U.S. GAAP reconciliation related to the Company's stock plan since the Company applies APB Opinion No. 25 to account for the plan for U.S. GAAP purposes. The Company has not disclosed the pro forma information required under SFAS 123, "Accounting for Stock-based Compensation", as amended by SFAS 148, "Accounting for Stock-based Compensation - Transition and Disclosure", since the results of using the fair value method to record compensation expense would be the same as under the intrinsic value method.

          For U.S. GAAP purposes, dividends declared under these unvested restricted shares are accounted initially as a charge to retained earnings. If the restricted shares do not vest all previously declared dividends associated with the restricted shares are reversed from retained earnings and charged to compensation expense. As of December 31, 2003, accumulated dividends declared under these unvested restricted are "de minimis".

     l)   Fair value of guarantees under FIN 45

          Under accounting practices adopted in Brazil, the Company is not required to record any liability related to guarantees given to third parties unless contingent obligations to make future payments under the guarantees are probable.

          Under accounting practices adopted in Brazil, as of December 31, 2003, the Company has not recorded any liability related to these guarantees, as disclosed in Note 12.

          Under U.S. GAAP, for the year ended December 31, 2003, the Company recognizes, at the inception of a guarantee (issued or modified after December 31, 2002), a liability for the fair value of the obligation undertaken in issuing guarantees in accordance with FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". In the event that, at inception of the guarantee, the Company is required to recognize a liability under SFAS 5, "Accounting for Contingencies", the liability initially recognized would be the greater of: (a) the amount of fair value of the value of the obligation undertaken in issuing guarantee, or (b) the contingent liability amount required to be recognized at inception of the guarantee by applying SFAS 5. As of December 31, 2002, the Company adopted the disclosure requirements of FIN 45.

          Under U.S. GAAP, the Company recorded a liability of R$ 0.5 (R$ 0.3 - net of income tax effects) related to these guarantees issued after December 31, 2002 based on their fair value.

Ultrapar Participacoes S.A. and Subsidiaries


     m)   Classification of export notes

          The Company has discounted with financial institutions certain notes under export financing arrangements with recourse. If the original debtors fail to pay their obligations when due, the Company would be required to repay such amounts. Under accounting practices adopted in Brazil, such transactions are classified as a reduction of accounts receivable (see Note 6). Under U.S. GAAP, these transactions are recorded gross as accounts receivable and bank loans. As a consequence, current assets and liabilities under U.S. GAAP would be increased by R$ 31.5 and R$ 43.4 at December 31, 2003 and 2002, respectively. This GAAP difference has no net income or equity effect.

     n)   Financial statement note disclosures

          Under accounting practices adopted in Brazil, in general, certain information is required to be disclosed in the notes to the financial statements. The additional disclosures required by U.S. GAAP, which are relevant to the accompanying financial statements, are included herein.

     o)   New accounting pronouncements

          SFAS 149, "Amendment of Statement No. 133 on Derivative Instruments
          -------------------------------------------------------------------
          and Hedging Activities"
          -----------------------

          In April 2003, the Financial Accounting Standards Board ("FASB") issued SFAS 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities", which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 149 clarifies the circumstances under which a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133. In addition, SFAS 149 clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 amends certain other existing pronouncements, resulting in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for relationships designated after June 30, 2003 and is to be applied prospectively. The adoption of SFAS 149 did not have any impact on the Company's financial statements.

          SFAS 150, "Accounting for Certain Financial Instruments with
          ------------------------------------------------------------
          Characteristics of both Liabilities and Equity"
          -----------------------------------------------

          In May 2003, FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The statement requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 affects an issuer's accounting for three types of freestanding financial instruments, namely:

          o Mandatory redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

Ultrapar Participacoes S.A. and Subsidiaries


          o Instruments, other than outstanding shares, that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.

          o Obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares.

          SFAS 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and, otherwise, is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of SFAS 150 did not have any impact on the Company's financial statements.

          FIN 45, "Guarantor's Accounting and Disclosure Requirements for
          ---------------------------------------------------------------
          Guarantees, Including Indirect Guarantees of Indebtedness of Others"
          --------------------------------------------------------------------

          In November 2002, FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material impact on the Company's financial statements, as discussed in Note 24.I.l.

          FIN 46, "Consolidation of Variable Interest Entities"
          -----------------------------------------------------

          In January 2003, FASB issued FASB Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities", an Interpretation of APB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity' if the equity investors in the entity did not have the characteristics of a controlling financial interest or did not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective for all new variable interest entities created or acquired after January 31, 2003. However, during October 2003, FASB deferred the effective date of FIN 46 until the end of the first interim or annual period ending after December 15, 2003. This deferral did not affect the implementation date for many foreign private issuers, which continued to be the beginning of the first annual period ending after December 15, 2003.

Ultrapar Participacoes S.A. and Subsidiaries


          In December 2003, FIN 46 was substantially revised and a new interpretation FIN 46 (revised) was issued. FASB partially delayed FIN 46's effective date (for most public companies) until no later than the end of the first reporting period ending after March 15, 2004. The delay notwithstanding, public companies must apply either FIN 46 or FIN 46R to special-purpose entities (SPEs) no later than the end of the first reporting period ending after December 15, 2003. FIN 46R did not have any impact on the Company's operations in 2003, and it is expected that it will not have any impact on the Company's operations in 2004.

Ultrapar Participacoes S.A. and Subsidiaries


    II - Reconciliation of the differences between U.S. GAAP and accounting practices adopted in Brazil in net income

                                                                                Note 24.I.    2003     2002     2001
                                                                                ----------    ----     ----     ----
     Net income as reported under accounting practices adopted in Brazil                     246.4    222.3    132.2

     Reversal of revaluation adjustments:                                           b)
       Depreciation of property, plant and equipment                                           4.8      5.6      5.1
       Deferred tax effects                                                                   (0.1)    (0.6)    (0.4)
       Minority interests                                                                     (1.2)    (1.9)    (0.9)
                                                                                              ----     ----     ----
                                                                                               3.5      3.1      3.8
                                                                                              ----     ----     ----
     Inflation accounting:                                                          a)
       Property, plant and equipment - incremental depreciation                               (5.1)    (4.6)    (3.3)
       Inventories and other nonmonetary assets                                               (0.4)    (0.5)     0.3
                                                                                              ----     ----     ----
                                                                                              (5.5)    (5.1)    (3.0)
       Deferred tax effects                                                                    1.9      1.7      1.0
       Minority interests                                                                      0.2        -      0.6
                                                                                              ----     ----     ----
                                                                                              (3.4)    (3.4)    (1.4)
                                                                                              ----     ----     ----
     Different criteria for:
       Equity method of accounting                                                  d)         1.9     31.8     (7.3)
       Cancellation of subsidiaries' treasury stock                                 g)         0.8      0.9      0.9
       Deferred charges expensed:                                                   c)
         Cost                                                                                (38.3)   (43.1)   (21.2)
         Accumulated amortization                                                             39.0     35.2      7.1
       Depreciation of interest costs capitalized during construction               e)        (1.0)    (1.0)    (1.0)
                                                                                              ----     ----     ----
       Reversal of goodwill amortization                                            g)         3.1        -        -
       Fair value adjustments relating to accounting for derivative instruments
         and hedging activities                                                     j)        67.9    (50.7)     4.1

       Other individually insignificant adjustments                               i), 1)      (0.8)    (1.2)    (1.0)
                                                                                              72.6    (28.1)   (18.4)
       Deferred tax effects                                                         f)       (25.9)     9.4      5.2
       Minority interests                                                                     (5.9)     8.0      2.6
                                                                                              ----     ----     ----
                                                                                              40.8    (10.7)   (10.6)
                                                                                              ----     ----     ----

       Fair value adjustments relating to business combinations                     g)        (1.5)    (1.6)    (1.5)
       Deferred tax effects                                                                    0.5      0.5      0.5
                                                                                              ----     ----     ----
                                                                                              (1.0)    (1.1)    (1.0)
                                                                                              ----     ----     ----
       Fair value adjustments relating to acquisition of minority interest in
         Oxiteno S.A. - Industria e Comercio                                        g)         3.0    (13.8)       -
       Deferred tax effects                                                                   (0.4)     2.9        -
                                                                                              ----     ----     ----
                                                                                               2.6    (10.9)       -
                                                                                              ----     ----     ----
       Fair value adjustments relating to the acquisition of SPGas Distribuidora
         de Gas S.A.                                                                g)        (0.1)       -        -

       Fair value adjustments relating to the acquisition of Canamex Quimicos
         S.A. de C.V.                                                               g)        (0.7)       -        -
       Deferred tax effects                                                                    0.2        -        -
                                                                                              ----     ----     ----
                                                                                              (0.5)       -        -
       Effect on minority interest arising from difference in acquisition dates     g)           -    (55.4)       -
                                                                                              ----     ----     ----
     Net income under U.S. GAAP                                                              288.3    143.9    123.0
                                                                                             =====    =====    =====

     Basic earnings per thousand shares under U.S. GAAP
       (in accordance with SFAS 128) - R$:                                          h)
         Basic earnings per thousand common shares                                            4.03     2.28     2.23
         Basic earnings per thousand preferred shares                                         4.43     2.51     2.55

     Dilutive earning (losses) per thousand shares have not been disclosed, since the Company has no dilutive shares. The calculation of earnings per thousand shares is summarized in Note 24.V.a).

Ultrapar Participacoes S.A. and Subsidiaries


   III - Reconciliation of the differences between U.S. GAAP and accounting practices adopted in Brazil in stockholders' equity

                                                                                        Note 24.I.    2003       2002
                                                                                        ----------    ----       ----
     Stockholders' equity as reported under accounting practices adopted in Brazil                  1,356.7    1,191.1
     Reversal of revaluation adjustments:                                                  b)
       Property, plant and equipment                                                                  (36.3)     (47.6)
       Deferred tax effects                                                                             2.1        2.1
       Minority interests                                                                               2.7        3.9
                                                                                                      -----      -----
                                                                                                      (31.5)     (41.6)
                                                                                                      -----      -----
     Inflation accounting:                                                                 a)
       Property, plant and equipment                                                                   32.1       37.2
       Other nonmonetary assets                                                                         3.6        4.0
                                                                                                      -----      -----
                                                                                                       35.7       41.2
     Deferred tax effects                                                                             (12.1)     (14.0)
     Minority interests                                                                                (1.0)      (1.2)
                                                                                                      -----      -----
                                                                                                       22.6       26.0
                                                                                                      -----      -----
     Different criteria for:
       Equity method of accounting                                                         d)          (4.7)      (6.6)
       Cancellation of subsidiaries' treasury stock                                        g)          (4.7)      (5.5)
       Deferred charges:                                                                   c)
         Cost                                                                                        (195.6)    (152.6)
         Accumulated amortization                                                                     126.8       86.4
       Capitalization of interest costs during construction:                               e)
         Cost                                                                                          12.8       12.8
         Accumulated amortization                                                                     (10.7)      (9.7)
       Reversal of goodwill recorded at SPGas before acquisition                           g)          (7.1)         -
       Reversal of goodwill amortization of SPGas acquisition under BR GAAP                g)           1.6          -
       Fair value adjustments relating to accounting for derivative instruments            j)          21.3      (46.6)

       Other individually insignificant adjustments                                      i), l)        (0.2)       0.5
                                                                                                      -----      -----
                                                                                                      (60.5)    (121.3)
       Deferred tax effects                                                                            22.6       44.3
       Minority interests                                                                               5.1        9.9
                                                                                                      -----      -----
                                                                                                      (32.8)     (67.1)
                                                                                                      -----      -----
       Fair value adjustments relating to business combinations:                           g)           6.2        7.7
         Deferred tax effect                                                                           (2.1)      (2.6)
                                                                                                      -----      -----
                                                                                                        4.1        5.1
                                                                                                      -----      -----
       Fair value adjustments relating to acquisition of minority interest in
         Oxiteno S.A. - Industria e Comercio                                               g)         (36.4)     (39.4)
       Deferred tax effects                                                                             7.5        7.9
                                                                                                      -----      -----
                                                                                                      (28.9)     (31.5)
                                                                                                      -----      -----
       Adjustments relating to the acquisition of  SPGas Distribuidora de Gas S.A.:        g)
         Fair value adjustments                                                                       (10.0)         -
         Deferred tax effects                                                                           3.4          -
         Goodwill difference between U.S. GAAP and accounting practices
          adopted in Brazil                                                                            14.4          -
         Minority interest                                                                             (1.1)         -
                                                                                                      -----      -----
                                                                                                        6.7          -
       Adjustments relating to the acquisition of Canamex Quimicos S.A. de C.V.:           g)
         Fair value adjustments                                                                        (1.8)         -
         Deferred tax effects                                                                           0.6          -
         Goodwill difference between U.S. GAAP and Accounting practices
          adopted in Brazil                                                                             0.7          -
                                                                                                      -----      -----
                                                                                                       (0.5)         -
       Available-for-sale securities (temporary unrealized losses)                         i)          (2.5)      (8.2)
       Deferred tax effects                                                                             0.9        2.7
                                                                                                      -----      -----
                                                                                                       (1.6)      (5.5)
                                                                                                      -----      -----
     Stockholders' equity under U.S. GAAP                                                           1,294.8    1,076.5
                                                                                                    =======    =======

Ultrapar Participacoes S.A. and Subsidiaries


     IV - Statement of changes in stockholders' equity in accordance with U.S. GAAP

                                                                       2003        2002       2001
                                                                     --------    --------   --------
     Stockholders' equity under U.S. GAAP as of
       beginning of the year                                          1,076.5       748.5      854.6

       Additional paid-in capital                                         0.7         0.7        0.7
       Net income                                                       288.3       143.9      123.0
       Dividends and interest on own capital                            (72.0)      (65.0)    (229.6)
     Acquisition of treasury shares:                                     (2.2)       (0.3)         -
       Unrealized losses (gains) on available-for-sale
         equity securities, net of tax                                    3.9         0.3       (0.2)
       Unrealized losses on available-for-sale
         debt securities, net of tax                                     (0.4)          -          -
       Issuance of common and preferred shares                              -       248.4          -
                                                                     --------    --------   --------

     Stockholders' equity under U.S. GAAP as
       of the end of the year                                         1,294.8     1,076.5      748.5
                                                                     ========    ========   ========

     Comprehensive income (under SFAS 130):
       Net income                                                       288.3       143.9      123.0
       Unrealized losses (gains) on available-for-sale
         equity securities, net of tax                                    3.9         0.3       (0.2)
       Unrealized losses on available-for-sale                                          -
         debt securities, net of tax                                     (0.4)                     -
                                                                     --------    --------   --------
     Total comprehensive income                                         291.8       144.2      122.8
                                                                     ========    ========   ========

     Accumulated other comprehensive income (loss)
       as of the end of the year                                          1.1        (2.4)      (2.7)
                                                                     ========    ========   ========

     V - Additional disclosures required by U.S. GAAP

     a)   Earnings per share

          The following table provides a reconciliation of the numerators and denominators used in computing earnings per share and the allocation of distributed and undistributed income between common and preferred stockholders under the two-class method of computing earnings per share as required by SFAS 128.

Ultrapar Participacoes S.A. and Subsidiaries


                                                                                      2003
                                                                   ----------------------------------------
                                                                       Common      Preferred          Total
                                                                   ----------     ----------     ----------

         Distributed income                                              51.7           20.3           72.0
         Undistributed income                                           154.9           61.4          216.3
         Net income                                                     206.6           81.7          288.3
                                                                   ----------     ----------     ----------
         Weighted average shares outstanding
           (in thousands)                                          51,264,622     18,426,647     69,691,269
                                                                   ----------     ----------     ----------

         Earnings per thousand shares - whole R$                         4.03           4.43
                                                                   ==========     ==========


                                                                                      2002
                                                                   ----------     ----------     ----------
                                                                       Common      Preferred          Total
                                                                   ----------     ----------     ----------

         Distributed income                                              46.2           18.8           65.0
         Undistributed income                                            55.7           23.2           78.9
         Net income                                                     101.9           42.0          143.9
                                                                   ----------     ----------     ----------
         Weighted average shares outstanding
           (in thousands)                                          44,624,317     16,721,317     61,345,634
                                                                   ----------     ----------     ----------

         Earnings per thousand shares - whole R$                         2.28           2.51
                                                                   ==========     ==========


                                                                                      2001
                                                                   ----------------------------------------
                                                                       Common      Preferred          Total
                                                                   ----------     ----------     ----------

         Distributed income                                              60.6           26.4           87.0
         Distributed reserves                                            87.1           37.9          125.0
         Supplementary dividends from net income for
           the year ended December 31, 2000                              12.2            5.4           17.6
         Total distributions                                            159.9           69.7          229.6
         Distributions from retained earnings                           (75.2)         (31.4)        (106.6)
         Net income                                                      84.7           38.3          123.0
                                                                   ----------     ----------     ----------
         Weighted average shares outstanding (in
           thousands)                                              37,984,013     15,015,987     53,000,000
                                                                   ----------     ----------     ----------

         Earnings per thousand shares - whole R$                         2.23           2.55
                                                                   ==========     ==========

     b)   Concentrations of credit risk

          Financial instruments which potentially subject the Company to credit risk are cash and cash equivalents, short-term investments and trade receivables. Based on the factors described below, the Company considers the risk of counterparty default to be minimal.

Ultrapar Participacoes S.A. and Subsidiaries


          The Company manages its credit risk with respect to cash equivalents by investing only in liquid instruments with highly-rated financial institutions. In addition, investments are diversified in several institutions, and credit limits are established for each individual institution.

          Credit risk from accounts receivable is managed following specific criteria for each of the segments in which the Company operates, as follows:

          Chemical segment (Oxiteno)
          --------------------------

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

          Gas segment (Ultragaz)
          ----------------------

          Ultragaz sells its products to the retail, commercial and industrial markets.

          Sales to the retail market are carried out directly by Ultragaz using cash terms, from which no significant credit risk exists, or through outside distributors. Credit risk in sales to outside distributors is reduced due to the large customer base, the ongoing control procedures that monitor the creditworthiness of distributors, and by short-term payment (23 days on average) that permit continuous monitoring of distributors' compliance.

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

          Logistic segment (Ultracargo)
          -----------------------------

          The main customers of Ultracargo are chemical companies. The average-term payment is 25 days.

          Historically, the Company has not experienced significant losses on trade receivables.

Ultrapar Participacoes S.A. and Subsidiaries


          Company is dependent on few major suppliers
          -------------------------------------------

          The Company is dependent on third-party manufacturers for all of its supply of ethylene and LPG. In 2003, 2002 and 2001, products purchased from the Company's three largest suppliers accounted for approximately 72%, 74% and 72% of cost of sales and services, respectively. The Company is dependent on the ability of its suppliers to provide products on a timely basis and on favorable pricing terms. The loss of certain principal suppliers or a significant reduction in product availability from principal suppliers could have a material adverse effect on the Company. The Company believes that its relationship with its suppliers is satisfactory.

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

          No impairment has been recorded in the consolidated financial statements as of December 31, 2003.

     d)   Impairment of goodwill

          Under U.S. GAAP financial statements, goodwill consists of the excess of the cost paid for the acquisitions of SPGas and Canamex over the net of the fair value assigned to assets acquired and liabilities assumed of these companies.

          The Company has recorded the following amounts of goodwill under the U.S. GAAP financial statements:

                        Description                                      2003
          ----------------------------------------                       ----

          Gas segment (Ultragaz):
            Goodwill on the acquisition of  SPGas                        39.9

          Chemical segment (Oxiteno):
            Goodwill on the acquisition of Canamex                        2.6

          As mentioned in Note 24.g), goodwill is not amortized and should be tested for impairment. The first impairment test will be made in 2004, considering that the acquisitions were concluded in the second semester of 2003.

Ultrapar Participacoes S.A. and Subsidiaries


     e)   Intangible assets subject to amortization

          The Company's intangible assets subject to amortization are mainly composed of software and commercial property rights. These intangible assets are classified as other property, plant and equipment (see Note
          10).

                                                                 2003
                                             ------------------------------------------
                                                         Commercial
                                                          property
                                             Software      rights       Other     Total
                                             --------    ----------     -----     -----
         Gross                                   40.6          12.0      17.8      70.4
         Accumulated amortization               (10.7)         (0.4)    (10.0)    (21.1)
                                             --------    ----------     -----     -----
         Net                                     29.9          11.6       7.8      49.3
                                             ========    ==========     =====     =====


                                                               2002
                                             ------------------------------------------
                                                         Commercial
                                                          property
                                             Software      rights       Other     Total
                                             --------    ----------     -----     -----

         Gross                                    8.8          12.0      19.8      40.6
         Accumulated amortization                (3.5)         (0.1)    (10.2)    (13.8)
                                             --------    ----------     -----     -----
         Net                                      5.3          11.9       9.6      26.8
                                             ========    ==========     =====     =====

          Aggregate amortization expense for the above intangible assets amounted to R$ 21.1, R$ 13.8 and R$ 8.7 for the years ended December 31, 2003, 2002 and 2001, respectively.

          The estimated aggregate amortization expense for the next five years is as follows:

         2004                                                            11.2
         2005                                                            10.7
         2006                                                            10.4
         2007                                                             6.6
         2008                                                             0.3
         Thereafter                                                      10.1
         Total                                                           49.3

     f)   Fair value of financial instruments

          The fair value of foreign cash and cash equivalents, receivables from foreign customers, net of advances on export contracts and import transactions payable approximates to their book value as disclosed in
          Note 17. Fair values of investment in foreign currency and swaps are R$ 416.6 and R$ 334.4 at December 31, 2003 and 2002, respectively, and fair values of foreign currency financings are R$ 449.5 and 357.9 at December 31, 2003 and 2002, respectively.

Ultrapar Participacoes S.A. and Subsidiaries


     g)   Environmental issues

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

     h)   Financial income and expenses, net

                                                               2003      2002      2001
                                                              -----     -----     -----
         Interest on cash and cash equivalents                105.7     102.7     121.3
         Interest from customers                                5.4       3.9       4.0
         Interest on loans                                    (56.9)    (49.3)    (49.2)
         Bank charges                                          (6.7)     (7.5)     (5.5)
         Monetary variation, net                              (67.9)      8.7     (70.0)
         Other                                                 (1.7)      2.9      (2.7)
         CPMF, PIS, COFINS and IOF taxes on financial
            transactions                                      (35.1)    (32.9)    (29.0)
                                                              -----     -----     -----
         Total                                                (57.2)     28.5     (31.1)
                                                              =====     =====     =====

     i) Supplementary information - valuation and qualifying accounts for accounts receivable (see Note 6)

                                                                   Allowance for
                                                                      doubtful
                                                                      accounts
                                                                   -------------
         Balance as of December 31, 2000                                 3.8
         Additions - costs and expenses                                  7.8
         Deductions - trade accounts receivable                         (2.3)
                                                                       -----
         Balance as of December 31, 2001                                 9.4
         Additions - costs and expenses                                  9.1
         Deductions - trade accounts receivable                         (7.3)
                                                                       -----
         Balance as of December 31, 2002                                11.2
         Additions - costs and expenses (*)                             31.1
         Deductions - trade accounts receivable                        (25.0)
                                                                       -----
         Balance as of December 31, 2003                                17.3
                                                                       =====

          (*) Include transfer of valuation allowances for doubtful accounts previously recorded at SPGas Distribuidora de Gas S.A. in the amount of R$ 11.2.

Ultrapar Participacoes S.A. and Subsidiaries


     j)   Statement of cash flows

          Accounting practices adopted in Brazil do not require the presentation of a statement of cash flows as required by U.S. GAAP. Changes in working capital are presented in the statement of changes in financial position. U.S. GAAP requires the presentation of a statement of cash flows describing the Company's cash flows from operating, financing and investing activities. Statements of cash flows derived from the information based on accounting practices adopted in Brazil information are as follows (the reconciling items to U.S. GAAP under item II relate exclusively to operating activities).

                                                                                           2003      2002     2001
                                                                                         ------    ------   ------
         CASH FLOWS FROM OPERATING ACTIVITIES
         Net income                                                                       246.4     222.3    132.2
         Adjustments to reconcile net income
            to cash provided by operating activities:
              Depreciation and amortization                                               146.9     121.8    102.4
              Amortization of negative goodwill                                               -         -     (8.7)
              Gain on sale of property, plant and equipment                                 7.6      25.4     21.9
              Foreign exchange and indexation losses on liabilities                       (54.5)    118.5     74.1
              Allowance (realization of provision) for losses on permanent assets          (0.4)     40.6     (5.3)
              Equity in earnings (losses) of affiliated companies                           0.5       1.7     (1.9)
              Proposed dividends and interest on capital (gross)                              -       0.4      1.3
              Deferred income and social contribution taxes                               (15.7)      4.8     (3.9)
              Other long-term taxes                                                         3.9       8.6     10.6
              Loss (gain) on change in ownership percentage                                   -      (3.6)       -
              Minority interest                                                             3.6      54.5     73.0
              Other                                                                           -      (0.4)     0.1
            Decrease (increase) in operating assets:
              Short-term investments                                                       (0.5)        -        -
              Trade accounts receivable                                                    (9.0)   (122.4)   (10.0)
              Recoverable taxes                                                             6.3       6.1    (39.0)
              Other receivables                                                             5.7     (31.9)    (2.3)
              Inventories                                                                 (20.0)    (11.8)    (8.0)
              Prepaid expenses                                                              0.6       0.2     (1.3)
            Increase (decrease) in operating liabilities:
              Suppliers                                                                   (24.9)     16.0      1.6
              Accrued interest                                                             (1.0)      0.4     (0.8)
              Salaries and related charges                                                  8.5      14.2      5.5
              Taxes                                                                         2.2       4.1     (2.8)
              Income and social contribution taxes                                          4.7      (0.1)    (2.6)
              Other                                                                         0.5      (0.6)     3.6
                                                                                         ------    ------   ------
            Net cash provided by operating activities                                     311.4     468.8    339.7
                                                                                         ------    ------   ------

         CASH FLOWS FROM INVESTING ACTIVITIES
         Additions to short-term investments                                              (40.5)        -        -
         Additions to investments                                                          (1.7)        -        -
         Business combinations, net of cash acquired                                     (134.6)        -        -
         Additions to property, plant and equipment                                      (171.2)   (168.8)  (145.7)
         Additions to deferred charges                                                    (51.0)    (51.3)   (57.4)
         Acquisition of minority interests                                                 (0.5)   (212.6)   (13.8)
         Proceeds from sales of property, plant and equipment                              15.2       4.5      9.3
         Other                                                                             (7.0)      1.0      0.9
                                                                                         ------    ------   ------
         Net cash used in investing activities                                           (391.3)   (427.2)  (206.7)
                                                                                         ------    ------   ------

Ultrapar Participacoes S.A. and Subsidiaries

                                                                                           2003      2002     2001
                                                                                         ------    ------   ------
         CASH FLOWS FROM FINANCING ACTIVITIES
         Short-term debt, net                                                              19.6      55.8    (51.5)
         Long-term loans:
            Issuances                                                                     264.7      97.3     54.4
            Repayments                                                                   (119.5)    (98.2)   (85.3)
         Loans from affiliated companies:
            Issuances                                                                      20.7      14.5      3.9
            Repayments                                                                    (86.7)    (16.8)    (5.2)
         Dividends paid                                                                   (80.1)    (60.9)  (244.3)
         Other                                                                             (7.9)    (51.4)   (11.2)
                                                                                         ------    ------   ------
         Net cash provided by (used in) financing activities                               10.8     (59.7)  (339.2)
                                                                                         ------    ------   ------

         Net decrease in cash and cash equivalents                                        (69.1)    (18.1)  (206.2)
         Cash and cash equivalents at the beginning of the year                           637.9     656.0    862.2
                                                                                         ------    ------   ------
         Cash and cash equivalents at the end of the year                                 568.8     637.9    656.0
                                                                                         ======    ======   ======

         SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
         Cash paid during the year for:
            Interest, net of amounts capitalized                                           51.3      46.6     38.3
            Taxes on income                                                                25.0      52.3     20.6
         Noncash investing and financing activities:
            Direct supplier financing of acquisition of property, plant and equipment         -       2.7        -
            Capital contribution with investments in subsidiaries - Gipoia
              Participacoes Ltda.                                                             -      38.5        -
            Acquisition of minority interest with issuance of shares - Oxiteno S.A. -
              Industria e Comercio                                                            -     191.6        -
            Acquisition of businesses:
              Fair value of assets acquired                                               232.1         -        -
              Fair value of liabilities assumed                                           (93.7)        -        -
                                                                                         ------    ------   ------
              Purchase price                                                              138.4         -        -
              Cash acquired                                                                (3.8)        -        -
                                                                                         ------    ------   ------
              Purchase price, net of cash acquired                                        134.6         -        -
                                                                                         ======    ======   ======

Ultrapar Participacoes S.A. and Subsidiaries


     k)   Segment information

          Financial information about each of the Company's reportable segments based on records in accordance with accounting practices adopted in Brazil is as follows:

                                                                                           2003      2002        2001
                                                                                        -------   -------     -------
         Net revenue from sales to unassociated companies:
           Gas                                                                          2,622.3   1,942.1     1,380.9
           Chemical                                                                     1,237.8     956.1       832.1
           Logistics                                                                      140.2      96.3        71.7
           Other                                                                              -         -           -
                                                                                        -------   -------     -------
                                                                                        4,000.3   2,994.5     2,284.7

         Intersegment:
           Gas                                                                              0.4       0.6         0.2
           Chemical                                                                           -         -           -
           Logistics                                                                       36.9      35.2        33.7
           Other                                                                            6.4       6.4         6.4
                                                                                        -------   -------     -------
           Eliminations                                                                    43.7      42.2        40.3

         Net revenues:
           Gas                                                                          2,622.7   1,942.7     1,381.1
           Chemical                                                                     1,237.8     956.1       832.1
           Logistics                                                                      177.1     131.5       105.4
           Other                                                                            6.4       6.4         6.4
           Eliminations                                                                   (43.7)    (42.2)      (40.3)
                                                                                        -------   -------     -------
                                                                                        4,000.3   2,994.5     2,284.7
                                                                                        -------   -------     -------
         Operating profit before financial income (expenses):
           Gas                                                                            113.2     143.2       101.1
           Chemical                                                                       207.0     199.9       146.6
           Logistics                                                                       24.7      17.6        27.4
           Other                                                                            6.7       4.8         3.8
                                                                                        -------   -------     -------
                                                                                          351.6     365.5       278.9
                                                                                        -------   -------     -------

           Financial income (expenses), net                                               (57.2)     28.5       (31.1)
           Nonoperating income (expenses), net                                              1.0     (44.1)      (17.0)
           Equity in losses of affiliated companies                                        (0.5)     (1.7)        1.9
                                                                                        -------   -------     -------
                                                                                          (56.7)    (17.3)      (46.2)
                                                                                        -------   -------     -------
         Income before taxes and minority interests                                       294.9     348.2       232.7
                                                                                        -------   -------     -------

Ultrapar Participacoes S.A. and Subsidiaries

                                                                                           2003      2002        2001
                                                                                        -------   -------     -------
         Additions to property, plant and equipment according to:
           Accounting practices adopted in Brazil:
             Gas                                                                           78.8      86.1        97.9
             Chemical                                                                      51.9      49.9        36.1
             Logistics                                                                     40.2      35.4        11.7
             Other                                                                          0.3       0.1           -
                                                                                        -------   -------     -------
                                                                                          171.2     171.5       145.7
                                                                                        -------   -------     -------
           U.S. GAAP:
             Gas                                                                           78.8      86.1        97.9
             Chemical                                                                      51.9      49.9        36.1
             Logistics                                                                     40.2      35.4        11.7
             Other                                                                          0.3       0.1           -
                                                                                        -------   -------     -------
                                                                                          171.2     171.5       145.7
                                                                                        -------   -------     -------

         Depreciation and amortization charges according to:
           Accounting practices adopted in Brazil:
             Gas                                                                           95.0      76.6        61.9
             Chemical                                                                      36.2      32.8        30.2
             Logistics                                                                     15.3      11.6         9.5
             Other                                                                          0.4       0.8         0.8
                                                                                        -------   -------     -------
                                                                                          146.9     121.8       102.4
                                                                                        -------   -------     -------
           U.S. GAAP:
              Gas                                                                          47.9      42.4        36.1
              Chemical                                                                     34.0      30.6        28.6
              Logistics                                                                    16.5      12.3        10.1
              Other                                                                         0.1       0.1         0.1
                                                                                        -------   -------     -------
                                                                                           98.5      85.4        74.9
                                                                                        -------   -------     -------

         Identifiable assets - accounting practices adopted in
           BR GAAP:
             Gas                                                                        1,010.9     828.0
             Chemical                                                                   1,075.2   1,021.1
             Logistics                                                                    269.4     129.0
             Other                                                                         52.5     149.8
                                                                                        -------   -------
                                                                                        2,408.0   2,127.9
                                                                                        -------   -------

         Identifiable assets - accounting practices adopted in
           U.S. GAAP:
             Gas                                                                          965.4     735.0
             Chemical                                                                   1,093.8   1,031.6
             Logistics                                                                    273.0     133.0
             Other                                                                         11.4     104.6
                                                                                        -------   -------
                                                                                        2,343.6   2,004.2
                                                                                        =======   =======

Ultrapar Participacoes S.A. and Subsidiaries


          Additional information about business segments can be found in Note
          16.

                                                                                                     2003        2002
                                                                                                     ----        ----
         Investments in equity investees - accounting practices adopted in Brazil:
           Chemical                                                                                   5.5         6.9
           Other                                                                                      0.2         0.2
                                                                                                     ----        ----
         Total consolidated                                                                           5.7         7.1
                                                                                                     ----        ----

          See Note 9 for details of investment in equity investees.

     l)   Geographical area information

          All long-lived assets are located in Brazil, except for long-lived assets located in Mexico, in the amount of R$ 18.9, as of December 31, 2003.

          The Company generates revenues from operations in Brazil and, as from December, 2003, from Mexico, as well as from exports of products to clients located in foreign countries as shown below:

                                                                                           2003      2002        2001
                                                                                        -------   -------     -------
         Gross sales:
           Brazil                                                                       4,182.0   3,505.8     2,595.7
           Latin America, other than Brazil                                               162.5      98.2       107.8
           Far East                                                                       168.2      97.5        84.0
           Europe                                                                          42.3      55.8        31.4
           North America                                                                   21.3      19.3        33.3
           Other                                                                           27.5      18.7        10.3
           ------                                                                       -------   -------     -------
         Total                                                                          4,603.8   3,795.3     2,862.5
                                                                                        =======   =======     =======

     m)   Research and development expenses

          Total research and development expenses amounted to R$ 13.4, R$ 10.9 and R$ 10.2 for the years ended December 31, 2003, 2002 and 2001, respectively.

     n)   Employee severance fund and termination payments

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

Ultrapar Participacoes S.A. and Subsidiaries


          Under Brazilian law, the Company is also required to pay termination benefits to employees who have been dismissed. The amount of the benefit is calculated as 40% of the accumulated contributions made by the Company to the FGTS during the employee's period of service. Additionally, effective September 2001, the Company is required to pay a social tax of 10% of these accumulated contributions. The Company does not accrue for these termination costs before a decision to terminate has been made, since the benefits are neither probable nor reasonably estimable. Actual termination costs paid on dismissal totaled R$ 3.4, R$ 3.0 and R$ 3.8 for the years ended December 31, 2003, 2002 and 2001, respectively.


--------------------------------------------------------------------------------
                                                                            F-56

                        EXHIBIT INDEX


1.1     Ultrapar bylaws, revised on May 22, 2004

2.1     Shareholders' Agreement relating to Tag Along Rights.*

2.2 The instrument defining the rights of holders of the long-term debt securities of Ultrapar and its subsidiaries, specifically the Eurobond issued in January of 2004 is omitted pursuant to Section 2(b)(i) of the Instructions as to Exhibits of Form 20-F. Ultrapar hereby agrees to furnish copies of these instruments to the Securities and Exchange Commission upon request.

4.1     Contract for the supply of ethylene between Braskem and Oxiteno**

4.2 Shares Sale and Purchase Agreement related to the sale and purchase of the entire share capital of Shell Gas (LPG) Brasil S.A.

8.1     List of Ultrapar's subsidiaries

11.1    Code of ethics

12.1    Section 302 Certification by the Chief Executive Officer

12.2    Section 302 Certification by the Chief Financial Officer

13.1    Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1    Documentation with respect to our corporate restructuring of 2002 ***

--------------------------
* Incorporated by reference to the Annual Report Form 20-F for the fiscal year ended December 31 1999 (file 001-14950) filed with the SEC on May 16 2000.

** Incorporated by reference to Item 10.7 of the Exhibits filed with the Company's Registration Statement on Form F-1, (file 333- 10818).

*** Incorporated by reference in Forms 6-K, filed with SEC on October 15, 2002, November 1, 2002 and December 6, 2002 (file 001- 14950).