Form 20-F
period 2004-12-31
ULTRAPAR HOLDINGS INC
filed 2005-06-24
CIK 1094972

As filed with the Securities and Exchange Commission on June 24, 2005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-14950

ULTRAPAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its charter)

ULTRAPAR HOLDINGS INC.	THE FEDERATIVE REPUBLIC OF BRAZIL
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Av. Brigadeiro Luis Antônio, 1343, 9º Andar
São Paulo, SP, Brazil 01317-910
Telephone: 55-11-3177-6695

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each stock exchange on which registered
Preferred shares, without par value*	New York Stock Exchange

* Traded only in the form of American Depositary Shares (as evidenced by American Depositary Receipts) each representing 1,000 Preferred Shares which are registered under the Securities Act of 1933.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
NONE

The number of outstanding shares of each class of stock of Ultrapar Participações S.A. as of April 29, 2005.

Common Shares	49,429,897,261
Preferred Shares	31,895,512,588

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐	Item 18 ☒

i

INTRODUCTION

     Ultrapar is one of Brazil’s leading corporate groups. We are engaged in the distribution of liquified petroleum gas, or LPG, production of chemicals, and the provision of integrated logistics services. Our wholly-owned subsidiary, Ultragaz, is the largest LPG distributor in Brazil with a national market share of 24%. In the chemicals business, our wholly-owned subsidiary, Oxiteno, is the sole producer of ethylene oxide and its principal derivatives in the Mercosur area (comprising Brazil, Argentina, Paraguay and Uruguay) and a major producer of specialty chemicals. Through our wholly-owned subsidiary, Ultracargo, we believe we are a leading provider of integrated road transport, storage and handling services for chemicals and fuels.

PRESENTATION OF INFORMATION

     The audited consolidated balance sheets as of December 31, 2004 and 2003 and the related consolidated statements of income, cash flows, changes in financial position and changes in shareholders’ equity, including the notes thereto, for the years ended December 31, 2004, 2003 and 2002, included herein, are our consolidated financial statements. The audited consolidated balance sheets as of December 31, 2002, 2001 and 2000 and the related consolidated statements of income, cash flows, changes in financial position and changes in shareholders’ equity, including the notes thereto at for the years ended December 31, 2001 and 2000 are not included in this annual report. The financial information presented in this annual report should be read in conjunction with our consolidated financial statements.

     As discussed in note 25 V p) to our consolidated financial statements, the consolidated statements of cash flows for the years ended December 31, 2004, 2003 and 2002 have been restated to reflect the disclosure of exchange rate changes on cash and cash equivalents denominated in foreign currencies, which had been previously classified as cash flow from operating activities. These changes did not impact the total amount of cash flows or of cash and cash equivalents reported in 2004, 2003 and 2002. As a consequence, net cash provided by operating activities increased to R$539.6 million, compared to R$535.6 million previously reported for 2004, increased to R$331.2 million, compared to R$311.4 million previously reported for 2003 and decreased to R$425.2 million, compared to R$468.8 million previously reported for 2002.

     All references herein to the “real,” “reais,” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “U.S.$” are to United States dollars.

     On May 31, 2005 the exchange rate for reais into U.S. dollars was R$2.404 to U.S.$1.00, based on the commercial selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank. The commercial selling rate was R$2.654 to U.S.$1.00 at December 31, 2004 and R$2.889 to U.S.$1.00 at December 31, 2003. The real/dollar exchange rate fluctuates widely, and the current commercial selling rate may not be indicative of future exchange rates. See “Item 3A. Selected Consolidated Financial Data—Exchange rates” for information regarding exchange rates for the Brazilian currency.

     Solely for the convenience of the reader, we have translated some amounts included in “Item 3A. Selected consolidated financial information” and elsewhere in this annual report from reais into U.S. dollars using the commercial selling rate as reported by the Central Bank at December 31, 2004 of R$2.654 to U.S.$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. Such translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

     Segment information for our businesses are presented on an unconsolidated basis. Consequently, intercompany transactions have not been eliminated in segment information and therefore this information will not sum to consolidated financial information provided. See “Item 7B. Related Party Transactions” for more information.

     Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

     Brazilian GAAP and U.S. GAAP

     Our consolidated financial statements are prepared in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”), which include accounting principles emanating from the Brazilian corporate law and accounting standards and supplementary procedures established by the CVM (the Brazilian Securities and Exchange Commission) and the Brazilian Institute of Independent Auditors (Instituto dos Auditores Independentes do Brasil), or IBRACON. Such accounting practices differ in certain material respects from accounting principles generally accepted in the United States of America, or U.S. GAAP. See note 25 to our consolidated financial statements for a summary of the differences between Brazilian GAAP and U.S. GAAP, and a reconciliation of shareholders’ equity as of December 31, 2004 and 2003 and net income for the years ended December 31, 2004, 2003 and 2002 from Brazilian GAAP to U.S. GAAP.

     Market share information

     All market share information for the LPG business in Brazil is obtained from Sindigás, the Brazilian Association of LPG distributors. Unless otherwise specified, all macro economic data is obtained from Instituto Brasileiro de Geografia e Estatística—IBGE, Fundação Getúlio Vargas—FGV and the Central Bank.

FORWARD-LOOKING STATEMENTS

     The statements contained in this annual report in relation to our plans, forecasts, expectations regarding future events, strategies, and projections, are forward-looking statements which involve risks and uncertainties and which are therefore not guarantees of future results. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or revise any forward-looking statements after we distribute this annual report because of new information, future events and other factors. Words such as “believe,” “expect,” “may,” “will,” “plan,” “strategy,” “prospect,” “foresee,” estimate,” “project,” “anticipate,” “can,” “intend” and similar words are intended to identify forward-looking statements. We have made forward-looking statements which cover, among other things, our:

  strategy for marketing and operational expansion;

  capital expenditures forecasts; and

  development of additional sources of revenue.

These forward-looking statements are subject to risks and uncertainties, which could mean that our actual results and performance could differ significantly from those anticipated and that anticipated events or circumstances might not occur. The risks and uncertainties include, but are not limited to:

  general economic and business conditions, including the price of crude oil and other commodities, refining margins and prevailing foreign exchange rates;

  competition;

  ability to produce and deliver products on a timely basis;

  ability to anticipate trends in the LPG industry, including changes in capacity and industry price movements;

  changes in official regulations;

  receipt of official authorizations and licenses;

  political, economic and social events in Brazil;

  approval of Brazilian antitrust authorities of the Shell Gás acquisition;

  access to sources of financing and our level of debt;

  ability to integrate acquisitions;

  regulatory issues relating to acquisitions;

  availability of tax benefits and

  other factors contained in this 20-F under “Item 3D. Risk Factors”

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIME TABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Consolidated Financial Data

     We have selected the following consolidated financial data from our audited consolidated annual financial statements, for the periods indicated. You should read our selected financial data in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes to the consolidated financial statements included in this annual report.

     Our consolidated financial statements are prepared in Brazilian reais in accordance with accounting practices adopted in Brazil, which differ in certain material respects from accounting principles generally accepted in the United States of America, or U.S. GAAP. See note 25 to our consolidated financial statements for a summary of the differences between the accounting practices adopted in Brazil, and U.S. GAAP.

     The following table presents our selected financial information at the dates and for each of the periods indicated in Brazilian GAAP. The consolidated balance sheet information as of December 31, 2004 and 2003 and the consolidated statements of income, cash flows, changes in financial position and changes in shareholders’ equity for the years ended December 31, 2004, 2003 and 2002 are derived from our audited consolidated financial statements included in this annual report. The consolidated balance sheet information as of December 31, 2002, 2001 and 2000 and the related consolidated statements of income, cash flows, changes in financial position and changes in shareholders’ equity for the years ended December 31, 2001 and 2000 are derived from our audited consolidated financial statements that are not included in this annual report.

	Year Ended December 31,

	2004 (1)	2004	2003	2002	2001	2000
	U.S.$	R$	R$	R$	R$	R$

	(in millions of U.S. dollars or reais, where indicated, except per share data)
Consolidated income statement data:
Gross sales and services	1,978.1	5,250.6	4,603.8	3,795.3	2,862.5	2,301.2
Taxes on sales and services, rebates, discounts and
returns	(175.7)	(466.4)	(603.5)	(800.8)	(577.8)	(423.2)

Net sales and services	1,802.4	4,784.2	4,000.3	2,994.5	2,284.7	1,878.0
Cost of sales and services	(1,382.6)	(3,669.9)	(3,196.4)	(2,247.1)	(1,698.3)	(1,399.6)

Gross profit	419.8	1,114.3	803.9	747.4	586.4	478.4
Operating (expenses) income
Selling, general and administrative expenses	(209.4)	(555.9)	(458.9)	(382.3)	(317.7)	(266.2)
Other operating income, net	2.1	5.5	6.6	0.4	10.2	1.3

Total operating expenses	(207.3)	(550.4)	(452.3)	(381.9)	(307.5)	(264.9)

Operating income before financial items	212.5	563.9	351.6	365.5	278.9	213.5
Financial income (expenses), net	(17.0)	(45.0)	(57.2)	28.5	(31.1)	43.4
Non-operating (expenses) income, net	(6.0)	(16.0)	1.0	(44.1)	(17.0)	(16.5)

Income before income and social contribution taxes,
equity in earnings (losses) of affiliated companies
and minority interest	189.5	502.9	295.4	349.9	230.8	240.4
Income and social contribution taxes	(31.3)	(83.0)	(44.9)	(71.4)	(27.5)	(47.3)

	Year Ended December 31,

	2004 (1)	2004	2003	2002	2001	2000
	U.S.$	R$	R$	R$	R$	R$

	(in millions of U.S. dollars or reais, where indicated, except per share data)
Income before equity in earnings (losses) of affiliated
companies and minority interest	158.2	419.9	250.5	278.5	203.3	193.1
Equity in earnings (losses) of affiliated companies	—	—	(0.5)	(1.7)	1.9	9.6
Minority interest	(2.0)	(5.4)	(3.6)	(54.5)	(73.0)	(74.2)

Net income	156.2	414.5	246.4	222.3	132.2	128.5

Net earnings per thousand shares(2)	2.24	5.95	3.54	3.62	2.49	2.42

Dividends per thousand common shares(3)	0.89	2.36	1.01	1.00	4.20	0.57

Dividends per thousand preferred shares(3)	0.89	2.36	1.11	1.09	4.63	0.63

Other financial data(4)
Cash flows from operating activities (restated)(5)	203.3	539.6	331.2	425.2	339.7	302.7
Cash flows from investing activities(5)	(114.2)	(303.1)	(391.3)	(427.2)	(206.7)	(170.5)
Cash flows from financing activities(5)	(66.6)	(176.8)	10.8	(59.7)	(339.2)	(126.6)
Depreciation and amortization(6)	65.1	172.7	146.9	121.8	102.4	90.8
Adjusted EBITDA(7)	277.5	736.6	498.5	487.3	372.5	304.3
Net cash (debt)(8)	17.3	46.0	(78.1)	54.5	241.3	436.3
Number of common shares (in millions)	51,264.6	51,264.6	51,264.6	51,264.6	37,984.0	37,984.0
Number of preferred shares (in millions)	18,426.6	18,426.6	18,426.6	18,426.6	15,016.0	15,016.0
U.S. GAAP:
Net income	156.1	414.3	288.3	143.9	123.0	123.8
Basic earnings per thousand common shares(9)	1.95	5.18	3.48	1.97	1.94	1.96
Basic earnings per thousand preferred shares(9)	1.95	5.18	3.82	2.16	2.14	2.15
Depreciation and amortization	47.7	126.6	98.5	85.4	74.9	63.6

(1)	The real amounts for December 31, 2004 have been converted into dollars using the exchange rate of U.S.$1.00 = R$2.654, which is the commercial rate reported by the Central Bank on this date. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this annual report as a statement that the amounts in reais currently represent such values in U.S. dollars. Additionally, you should not interpret such conversions as statements that the amounts in reais have been, could have been or could be converted into U.S. dollars at this or any other foreign exchange rates. See “Item 3A. Selected Consolidated Financial Data— Exchange rates.”

(2)	Net earnings per thousand shares is calculated on the weighted average shares outstanding during each of the periods presented. Under Brazilian GAAP, net earnings per thousand shares are not retroactively adjusted for the stock dividend described under “Item 4B. Business Overview—Recent Developments.”

(3)	See “Item 8A. Consolidated Statements and Other Financial Information—Dividend policy” for information regarding declaration and payment of dividends. Dividends per thousand shares do not reflect any adjustments related to the stock dividend described under “Item 4B. Business Overview—Recent Developments.”

(4)	Cash flow information has been derived from our consolidated financial statements prepared in accordance with Brazilian GAAP. Cash flows from operations for the years 2004, 2003 and 2002 have been restated as described in Note 25 V p) to our consolidated financial statements.

(5)	See Note 25(V)(i) to our consolidated financial statements.

(6)	Represents depreciation and amortization expenses included in cost of sales and services and in selling, general and administrative expenses.

(7)	The inclusion of adjusted EBITDA information is to provide a measure of assessing our ability to generate cash from our operations. Adjusted EBITDA is equal to operating income before financial items plus depreciation and amortization. In managing our business we rely on adjusted EBITDA as a means of assessing our operating performance and a portion of our management’s compensation and employee profit sharing plan is linked to adjusted EBITDA performance. Because adjusted EBITDA excludes interest, income taxes, depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or effective tax rates, or levels of depreciation and amortization. Accordingly, we believe that this type of measurement is useful for comparing general operating performance from period to period and making certain related management decisions. We also calculate adjusted EBITDA in connection with covenants related to some of our financings. We believe that adjusted EBITDA enhances the understanding of our financial performance and our ability to satisfy principal and interest obligations with respect to our indebtedness as well as to fund capital expenditures and working capital requirements. Adjusted EBITDA is not a measure of financial performance under U.S. GAAP or Brazilian GAAP. Adjusted EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance or as a substitute for cash flows from operations or as a measure of liquidity. Adjusted EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such a financial expenses and income taxes, depreciation or capital expenditures and associated charges. The adjusted EBITDA presented herein relates to Brazilian GAAP, which is used in the primary financial statements included in this filing. This adjusted EBITDA calculation is expressly permitted by the Brazilian regulators that establish the accounting principles generally accepted for use in such financial statements and is included in the financial statements published in Brazil. See note 16 to our consolidated financial statements for a reconciliation of adjusted EBITDA to information in our financial statements.

The tables below provide a reconciliation of net income to adjusted EBITDA and of operating income before financial items to adjusted EBITDA for the years ended December 31, 2004, 2003, 2002, 2001 and 2000:
	Ultrapar

	Reconciliation of net income to adjusted EBITDA

	Year ended December 31,

	2004	2003	2002	2001	2000

	(in millions of reais)

Net income	414.5	246.4	222.3	132.2	128.5
Minority interest	5.4	3.6	54.5	73.0	74.2
Equity in (earnings) losses of affiliated companies	—	0.5	1.7	(1.9)	(9.6)
Income and social contributions taxes	83.0	44.9	71.4	27.5	47.3
Non-operating expenses (income), net	16.0	(1.0)	44.1	17.0	16.5
Financial (income) expenses, net	45.0	57.2	(28.5)	31.1	(43.4)
Depreciation and amortization	172.7	146.9	121.8	102.4	90.8
Non-cash operating income included in “Operating income
(expenses), net”	—	—	—	(8.8)	—

Adjusted EBITDA	736.6	498.5	487.3	372.5	304.3

	Ultrapar

	Reconciliation of operating income before financial items to adjusted EBITDA

	Year ended December 31,

	2004	2003	2002	2001	2000

	(in millions of reais)

Operating income before financial items	563.9	351.6	365.5	278.9	213.5
Depreciation and amortization	172.7	146.9	121.8	102.4	90.8
Non-cash operating income included in “Operating income
(expenses), net”	—	—	—	(8.8)	—

Adjusted EBITDA	736.6	498.5	487.3	372.5	304.3

	Ultragaz

	Reconciliation of operating income before financial items to adjusted EBITDA

	Year ended December 31,

	2004	2003	2002	2001	2000

	(in millions of reais)
Operating income before financial items	152.7	113.2	143.2	101.1	98.6
Depreciation and amortization	116.2	95.0	76.6	61.9	42.3

Adjusted EBITDA	268.9	208.2	219.8	163.0	140.9

	Oxiteno

	Reconciliation of operating income before financial items to adjusted EBITDA

	Year ended December 31,

	2004	2003	2002	2001	2000

	(in millions of reais)
Operating income before financial items	382.9	207.0	199.9	146.6	94.4
Depreciation and amortization	38.1	36.2	32.8	30.2	38.0

	Oxiteno

	Reconciliation of operating income before financial items to adjusted EBITDA

	Year ended December 31,

	2004	2003	2002	2001	2000

	(in millions of reais)
Adjusted EBITDA	421.0	243.2	232.7	176.8	132.4

	Ultracargo

	Reconciliation of operating income before financial items to adjusted EBITDA

	Year ended December 31,

	2004	2003	2002	2001	2000

	(in millions of reais)
Operating income before financial items	23.0	24.7	17.6	27.4	16.3
Depreciation and amortization	17.5	15.3	11.6	9.5	9.6
Non-cash operating income included in “Operating income
(expenses), net”	—	—	—	(8.8)	—

Adjusted EBITDA	40.5	40.0	29.2	28.1	25.9

(8)	Net cash (debt) is included in this document in order to provide the reader with information relating to our overall indebtedness and financial position. Net cash (debt) is not a measure of financial performance or liquidity under U.S. GAAP or Brazilian GAAP. The table below provides a reconciliation of our consolidated balance sheet data to the net cash (debt) positions shown in the table, for the years ended December 2004, 2003, 2002, 2001 and 2000.

	Ultrapar

	Reconciliation of cash and cash equivalents to net cash (debt)

	Year ended December 31,

	2004	2003	2002	2001	2000

	(in millions of reais)
Cash and cash equivalents	624.5	568.8	637.9	656.0	862.2
Short-term investments	22.4	41.0	0.0	0.0	0.0
Long-term investments	38.8	0.0	0.0	0.0	0.0
Short-term financing	(381.6)	(381.6)	(219.8)	(124.5)	(134.1)
Long-term financing	(258.1)	(306.3)	(363.6)	(290.2)	(291.8)

Net cash (debt) position	46.0	(78.1)	54.5	241.3	436.3

(9)	The calculation of earnings per thousand shares is retroactively adjusted for the stock dividend described under “Item 4A. History of the Company ” for all the periods presented.

	Year Ended December 31,

	2004 (1)	2004	2003	2002	2001	2000
	U.S.$	R$	R$	R$	R$	R$

	(in millions of U.S. dollars or reais, where indicated)
Consolidated balance sheet data
Current assets
Cash and cash equivalents	235.3	624.5	568.8	637.9	656.0	862.2
Short-term investments	8.4	22.4	41.0	—	—	—
Trade accounts receivables	139.1	369.3	322.3	278.0	149.2	139.2
Inventories	77.6	206.0	137.7	106.3	94.5	86.5
Recoverable taxes	37.7	100.1	115.5	115.1	121.2	82.2
Other	8.5	22.6	33.4	49.6	24.3	20.7

Total current assets	506.6	1,344.9	1,218.7	1,186.9	1,045.2	1,190.8
Long-term assets
Long-term investment	14.6	38.8	—	—	—	—
Related companies	1.2	3.1	2.8	2.6	1.7	1.5
Deferred income and social contribution taxes	23.8	63.3	61.4	33.3	27.3	23.0
Recoverable taxes	3.6	9.5	—	—	—	—
Other	10.8	28.6	20.7	11.5	13.0	11.3

Total long-term assets	54.0	143.3	84.9	47.4	42.0	35.8
Permanent assets
Investments	12.0	31.8	33.1	33.0	88.8	87.8
Property, plant and equipment, net	394.6	1,047.4	968.6	779.5	707.9	655.9
Deferred charges, net	37.6	99.8	102.7	81.1	68.1	44.2

Total permanent assets	444.2	1,179.0	1,104.4	893.6	864.8	787.9

TOTAL ASSETS	1,004.8	2,667.2	2,408.0	2,127.9	1,952.0	2,014.5
Current liabilities
Financing	143.8	381.6	381.6	219.8	124.5	134.1
Suppliers	38.4	102.0	90.3	104.4	88.4	86.8
Payroll and related charges	35.5	94.1	74.7	64.4	50.2	44.7
Dividends payable	28.1	74.7	41.7	49.0	33.6	27.1
Other	12.3	32.7	44.5	30.6	27.2	28.9

Total current liabilities	258.1	685.1	632.8	468.2	323.9	321.6
Long-term liabilities
Financing	97.2	258.1	306.3	363.6	290.2	291.8
Related companies	3.3	8.8	9.0	10.2	11.0	11.6
Other taxes and contributions—contingent liability	19.6	52.1	40.9	28.5	62.4	53.4
Other	13.0	34.4	30.1	35.3	24.8	27.2

Total long-term liabilities	133.1	353.4	386.3	437.6	388.4	384.0

TOTAL LIABILITIES	391.2	1,038.5	1,019.1	905.8	712.3	705.6
Minority interest	10.6	28.2	32.2	31.0	439.8	411.2
Shareholders’ equity
Capital	250.2	664.0	664.0	664.0	433.9	433.9
Capital reserve	—	0.1	—	—	—	—
Revaluation reserve	6.2	16.4	17.8	26.0	25.9	29.1
Profit reserves	346.6	920.0	674.9	501.1	340.1	434.7

Total shareholders’ equity	603.0	1,600.5	1,356.7	1,191.1	799.9	897.7
TOTAL LIABILITIES AND SHAREHOLDERS’
EQUITY	1,004.8	2,667.2	2,408.0	2,127.9	1,952.0	2,014.5
U.S. GAAP:
Total assets	978.0	2,595.9	2,343.6	2,004.2	1,892.0	1,967.6
Total shareholders’ equity	582.4	1,545.8	1,294.8	1,076.5	748.5	854.6

(1)	The real amounts for December 31, 2004 have been converted into dollars using the exchange rate of U.S.$1.00 = R$2.654, which is the commercial rate reported by the Central Bank on this date. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this annual report as a statement that the amounts in reais currently represent such values in U.S. dollars. Additionally, you should not interpret such conversions as statements that the amounts in reais have been, could have been or could be converted into U.S. dollars at this or any other foreign exchange rates. See “Item 3A. Selected Consolidated Financial Data— Exchange Rates.”

Exchange Rates

     Before March 14, 2005, there were two principal foreign exchange markets in Brazil, in which notes were freely negotiated but could be strongly influenced by Central Bank intervention:

  the commercial rate exchange market dedicated principally to trade and financial foreign exchange transactions such as the buying and selling of registered investments by foreign entities, the purchase or sale of shares, or the payment of dividends or interest with respect to shares; and

  the floating rate exchange market that was generally used for transactions not conducted through the commercial foreign exchange market.

     On March 4, 2005, the National Monetary Council enacted Resolution No. 3265, pursuant to which the commercial rate exchange market and the floating rate exchange market were unified in a sole exchange market, effective as of March 14, 2005. The new regulation allows, subject to certain procedures and specific regulatory provisions, the purchase and sale of foreign currency and the international transfer of reais by a person or legal entity, without limitation of the amount involved, provided, however, the legality of the transaction. Foreign currencies may only be purchased through financial institutions domiciled in Brazil authorized to operate in the exchange market.

     Following the introduction of the real in 1994 and through 1998, the Central Bank maintained a band system exchange rate, under which the exchange rate between the real and the U.S. dollar would fluctuate within a pre-established moving band. In January 1999, due to market pressures, the Central Bank abolished the band system and allowed the real/U.S. dollar exchange rate to float freely. Since then, the exchange rate has been established by the market and has fluctuated considerably, reporting a maximum quotation of R$3.955 per U.S.$ 1.00 on October 22, 2002. Since the liberalization of the exchange rate, the Central Bank has intervened occasionally to control unstable movements in the foreign exchange rate. It is not possible to predict whether the Central Bank will continue to let the real float freely or whether the real will remain at its present level. Accordingly, it is not possible to predict what impact the Brazilian government’s exchange rate policies may have on us. The Brazilian government could impose a band system in the future or the real could devalue or appreciate substantially. See “Item 3D. Risk factors—Risks relating to Brazil.”

     On May 31, 2005, the exchange rate for reais into U.S. dollars was R$2.404 to U.S.$1.00, based on the commercial selling rate as reported by the Central Bank. The following table sets forth information on prevailing commercial foreign exchange selling rates for the periods indicated, as published by the Central Bank on its electronic information system, SISBACEN, using PTAX 800, Option 5.

	Exchange rates of nominal reais per U.S.$1.00

Year Ended	High	Low	Average		Period-End

December 31, 2000	1.985	1.723	1.835	(1)	1.955
December 31, 2001	2.801	1.936	2.353	(1)	2.320
December 31, 2002	3.955	2.271	2.998	(1)	3.533
December 31, 2003	3.662	2.822	3.060	(1)	2.889
December 31, 2004	3.205	2.654	2.917	(1)	2.654
Month Ended

December 31, 2004	2.787	2.654	2.721	(2)	2.654
January 31, 2005	2.722	2.625	2.674	(2)	2.625
February 28, 2005	2.632	2.562	2.597	(2)	2.595
March 31, 2005	2.762	2.601	2.682	(2)	2.666
April 29, 2005	2.660	2.520	2.590	(2)	2.531
May 31, 2005	2.515	2.378	2.447	(2)	2.404

(1)	Average of the foreign exchange rates on the last day of each month in the period.

(2)	Average of the high and low foreign exchange rates for each month.

B. Capitalization and Indebtedness

     Not applicable.

C. Reasons for the Offer and Use of Proceeds

     Not applicable.

D. Risk Factors

     You should carefully consider the risks described below, as well as the other information contained in this annual report in evaluating an investment in our preferred shares or ADSs. Our business, results of operations or financial condition could be harmed if any of these materializes and, as a result, the trading price of the preferred shares or the ADSs could decline and you could lose a substantial part or even all of your investment.

     We have included information in these risk factors concerning Brazil based on information that is publicly available.

Risks Relating to Ultrapar

Government deregulation of LPG prices has caused refinery prices to fluctuate according to the international markets and may affect our revenues and operating margin.

     The Brazilian government has historically regulated both the refinery price of LPG, which is the price we pay Petrobras and is thus a component of our cost of sales and services, and the retail price of LPG, which is the price we charge customers and is thus a component of our net sales and services. In the 1990’s, the Brazilian government began to deregulate both prices. From May 2001 the retail store prices in Brazil ceased to be regulated.

     In January 2002, Petrobras refinery prices, which are the LPG prices charged by Petrobras to distributors, including us, were deregulated and they have thereafter been freely established by Petrobras, although subject to government intervention when deemed appropriate, which occurred between August 2002 and October 2002. In this new market environment, the refinery price tends to fluctuate according to the international markets, while the retail price depends on a number of factors, including the level of competition, brand recognition and the relative prices of the energy sources that compete with LPG.

     Fluctuations in LPG refinery prices affect our costs of sales and services. Therefore, if we are not able to pass on increases in the refinery price to our distribution network and/or improve our operational efficiency, our operating margins may be adversely affected. See “Item 5A. Operating Results—Results of Operations” for a discussion on the effect of fluctuations of LPG prices on our net sales and services.

Petrobras is effectively the only supplier of LPG in Brazil. LPG distributors in Brazil, including Ultragaz, do not have formal contracts with Petrobras for the supply of LPG. Any interruption in the supply of LPG from Petrobras immediately affects Ultragaz’s ability to provide LPG to its customers.

     Prior to 1995, Petrobras benefited from a constitutional monopoly in the production and importation of petroleum products in Brazil. Although the Brazilian government removed Petrobras’s monopoly from the Federal Constitution in November 1995, Petrobras effectively remains the sole provider of LPG in Brazil. Currently, Ultragaz and all other LPG distributors in Brazil purchase all or nearly all LPG from Petrobras. Ultragaz’s net sales and services represented 62.0% of our consolidated net sales and services for the year ended December 31, 2004. The last significant interruption in the supply of LPG by Petrobras to the distributors occurred in 1995 due to a 15-day strike by Petrobras employees. See “Item 4B. Business Overview—Distribution of liquefied petroleum gas—Industry and regulatory overview.” Furthermore, all Brazilian LPG distributors, including Ultragaz, currently purchase all their LPG requirements from Petrobras without a formal LPG supply contract. The procedures for ordering and purchasing LPG from Petrobras are generally common to all LPG distributors—including Ultragaz. For more details, see “Item 4B. Business Overview—Ultragaz—Supply of LPG.”

     Significant interruptions to LPG supplies from Petrobras may occur in the future. Any interruption in the supply of LPG from Petrobras immediately affects Ultragaz’s ability to provide LPG to its customers. If we are not able to obtain an adequate supply of LPG from Petrobras under acceptable terms, we may seek to meet our demands through LPG purchased on the international market. The cost of LPG on the international market is currently more expensive than the LPG we obtain through Petrobras.

Intense competition in the LPG distribution market may affect our operating margins.

     The Brazilian LPG market is very competitive in all segments—residential, commercial and industrial. Petrobras, our supplier of LPG, and other major companies with greater resources than we possess have entered the Brazilian LPG distribution market. Intense competition in the LPG distribution market could lead to lower sales volumes and increased marketing expenses which may have a material adverse effect on our operating margins. See “Item 4B. Business Overview—Distribution of liquefied petroleum gas—Industry and regulatory overview—The role of Petrobras” and “Business—Distribution of liquefied petroleum gas—Competition.”

LPG competes with alternative sources of energy. Competition with and the development of alternate sources of energy in the future may adversely affect the LPG market.

     LPG competes with natural gas, wood, diesel, fuel oil and electricity. Natural gas is currently the principal source of energy against which we compete. Natural gas is currently less expensive than LPG for industrial consumers who purchase large volumes, but more expensive for residential consumers. In addition, supply of natural gas requires significant investments in pipelines. The development of alternative sources of energy in the future may adversely affect the LPG market and consequently our business, financial results and results of operations. See “Item 4B. Business Overview—Distribution of liquefied petroleum gas—Competition.”

The acquisition of Shell Gás is subject to Brazilian regulations and other antitrust rules. Our future business, financial condition and results of operations would be adversely affected if we do not gain approval of the acquisition.

     Ultragaz is subject to regulation under Brazilian antitrust rules. For this reason, the acquisition of Shell Gás (LPG) Brasil S.A., or Shell Gás, is still subject to approval by the Brazilian antitrust authorities, although these operations have been fully integrated into our business. The process is in the first of three phases of examination by the Brazilian antitrust authorities. A ruling requiring us to dispose of some of the acquired assets or to unwind the acquisition would adversely affect our future business, financial condition and results of operations.

Ethylene, the principal raw material used in our petrochemical operations, comes from limited supply sources. Any reduction in the supply of ethylene would have an immediate impact on Oxiteno’s production and results of operation.

     All second generation petrochemical producers in Brazil that use ethylene as their key raw material, including Oxiteno, our subsidiary involved in the production and sale of chemical and petrochemical products, purchase ethylene from Brazilian suppliers. Approximately 32% of our net revenues are derived from the sale of chemical products that require ethylene. Oxiteno purchases ethylene from two of Brazil’s three naphtha crackers, which are the sole sources of ethylene in Brazil. Braskem S.A., or Braskem, supplies all of our ethylene requirements at our plant located at Camaçari pursuant to a long-term contract, and Petroquímica União S.A., or PQU, supplies all of our ethylene requirements at our plant located at Mauá. Oxiteno, like other purchasers from PQU, does not have a long-term contract for the purchase of ethylene from PQU. Because of its characteristics, ethylene is difficult and expensive to store and transport, and cannot be easily imported into Brazil. Therefore, Oxiteno is almost totally dependent on ethylene produced at Braskem and PQU for its supply of ethylene. For the year ended December 31, 2004, Brazilian ethylene imports totaled approximately 3,975 tons, representing less than 1% of Brazil’s installed capacity.

     Due to ethylene’s chemical characteristics, Oxiteno does not store significant quantities of ethylene, and reductions in supply from Braskem and PQU would have an immediate impact on our production and results of operations. If we further expand our production capacity, there is no assurance that we will be able to obtain additional ethylene from Braskem and PQU.

     In addition, Petrobras is the principal supplier of naphtha to crackers in Brazil, and any interruption in the supply of naphtha from Petrobras to the crackers could adversely impact their ability to supply ethylene to Oxiteno.

The Brazilian petrochemical industry is very closely influenced by the performance of the international petrochemical industry and its cyclical behavior.

     The international petrochemical market is cyclical in nature, with alternating periods of tight supply, increased prices and high margins, and over capacity, declining prices and low margins. The decrease in Brazilian tariff rates on petrochemical products, the increase in demand for such products in Brazil, and the ongoing integration of regional and world markets for commodities, among other factors, have contributed to the increasing integration of the Brazilian petrochemical industry into the international petrochemical marketplace. As a consequence, events affecting the petrochemical industry worldwide could have a material adverse effect on our business, financial condition and results of operations.

The price of ethylene is subject to fluctuations in international oil prices.

     The price of ethylene, which is the principal component of Oxiteno’s cost of sales and services, is directly linked to the price of naphtha which, in turn, is largely linked to the price of crude oil. Consequently, ethylene prices are subject to fluctuations in international oil prices. A significant increase in the price of crude oil and, consequently, naphtha and ethylene, could increase our costs which could have a material adverse effect on our results of operations.

The reduction in import tariffs on petrochemical products can reduce our competitiveness in relation to imported products.

     Final prices paid by importers of petrochemical products include import tariffs. Consequently, import tariffs imposed by the Brazilian government affect the prices we can charge for our products. The Brazilian government’s negotiation of commercial and free trade agreements, principally with NAFTA and the European Union, may result in reductions in Brazilian import duties on petrochemical products, which generally range between 12% and 14%, and may reduce the competitiveness of our products vis-à-vis imported petrochemical products.

We may be adversely affected by the imposition and enforcement of more stringent environmental laws and regulations.

     We are subject to stringent environmental laws and regulations in Brazil and Mexico. Petrochemical companies like ours are required to obtain licenses for their manufacturing facilities from environmental authorities which may also regulate their operations by prescribing specific environmental standards in their operating licenses. Environmental regulations apply particularly to the discharge, handling and disposal of gaseous, liquid and solid products and by-products from manufacturing activities. Changes in these laws and regulations, or changes in the enforcement policy of these laws and regulations, could adversely affect us by increasing our cost of compliance or operation. In addition, it is possible that new laws or additional regulations will come into force, or that the relevant enforcement agencies will seek a more stringent interpretation of existing laws and regulations that would require us to spend additional funds on environmental matters in order to continue to keep our plants and operations in compliance with current legislation. See “Item 4B. Business Overview—Distribution of liquefied petroleum gas—Industry and regulatory overview—Environmental, health and safety standards,” “Business—Petrochemicals and chemicals— Overview of the sector and applicable regulations—Environmental, health and safety standards” and “Business—Logistics of chemical products and fuels—Ultracargo—Transportation regulation.”

The production, storage and transportation of petrochemicals and chemicals are inherently hazardous.

     The complex manufacturing operations we perform at our plants involve a variety of safety and other operating risks, including the handling, production and transportation of highly inflammable, explosive and toxic materials. These risks could result in personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage. A sufficiently large accident at one of our plants or storage facilities could force us to suspend our operations temporarily and result in significant remediation costs and lost revenue. In addition, insurance proceeds may not be available on a timely basis and may be insufficient to cover all losses. Equipment breakdowns, natural disasters, and delays in obtaining imports or required replacement parts or equipment can also affect our manufacturing operations and consequently our results from operations.

Our insurance coverage may be insufficient to cover losses that we might incur.

     The operation of any chemical manufacturing plant and the distribution of petrochemicals, as well as the operations of logistics of oil and chemical products and LPG distribution involve substantial risks of property contamination and personal injury and may result in material costs and liabilities. The occurrence of losses or other liabilities that are not covered by insurance or that exceed the limits of our insurance coverage could result in significant unexpected additional costs.

The suspension, cancellation or non-renewal of certain federal tax benefits may adversely affect our results of operations.

     We are entitled to federal tax benefits providing for income tax exemption or reduction for our activities in the northeast region of Brazil. These benefits may be cancelled or suspended if we do not comply with our commitment not to distribute to our shareholders the amounts under the benefits or if the relevant tax authorities decide to suspend or cancel our benefits. As a result, we may become liable for the payment of related taxes at the full tax rates. If we are not able to renew the tax benefits, or if we are only able to renew them under terms that are substantially less favorable than expected, our results of operations may be adversely affected. Tax exemptions amounted to R$93.5 million, R$52.4 million and R$43.5 million, respectively, for the years ended December 31, 2004, 2003 and 2002. See “Item 4B. Business Overview—Distribution of liquefied petroleum gas—Ultragaz—Tax exemption status,” “Business— Petrochemicals and chemicals—Oxiteno—Tax exemption status” and “Business—Logistics of chemical products and fuels—Ultracargo—Tax exemption status.”

     The federal tax authorities may decline to renew these benefits or may modify the terms upon which such renewals will be granted. The failure to renew such benefits on favorable terms could adversely affect our results of operations.

We are currently controlled by members of our founding family and our senior management, which substantially limits the ability of other shareholders to control the direction of our business.

     Our senior management and the members of our founding family indirectly control, approximately 66% of our voting share capital through their control of Ultra S.A. This level of control enables Ultra to elect the majority of our directors and to determine the outcome of substantially all actions requiring shareholder approval. See “Item 7A. Major Shareholders—Shareholders’ agreement of Ultra S.A.”

Our status as a holding company may limit our ability to pay dividends on the preferred shares and consequently, on the ADSs.

     As a holding company, we have no significant operating assets other than our ownership of shares of our subsidiaries. Substantially all of our operating income comes from our subsidiaries. Consequently, our ability to pay you dividends depends solely upon our receipt of dividends and other cash flows from our subsidiaries.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions could adversely affect our business and the market price of our preferred shares and the ADSs.

     The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in policy and regulations. The Brazilian government’s actions to control inflation and effect other policies and regulations have often involved wage and price controls, currency devaluations, capital controls, and limits on imports, among other measures. Our business, financial condition and results of operations may be adversely affected by changes in policy or regulations involving or affecting tariffs, exchange controls and other matters, as well as factors such as:

  currency fluctuations;

  inflation;

  interest rates;

  price instability;

  energy shortages;

  liquidity of domestic capital and lending markets;

  fiscal policy; and

  other political, diplomatic, social and economic developments in or affecting Brazil.

     Uncertainty over whether the Brazilian government may implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers. These and other future developments in the Brazilian economy and governmental policies may adversely affect us and our business and results of operations and may adversely affect the trading price of the ADSs and our preferred shares.

Inflation and certain governmental measures to curb inflation may contribute significantly to economic uncertainty in Brazil and could harm our business and the market value of the ADSs and our preferred shares.

     Brazil has in the past experienced extremely high rates of inflation. Inflation and some of the Brazilian government’s measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy. Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. According to the Índice Geral de Preços-Mercado, or IGP-M, a general price inflation index, the Brazilian general price inflation rates were 25.3%, 8.7% and 12.4% in 2002, 2003 and 2004, respectively and 2.2% from January 1 through May 31, 2005.

     Brazil may experience high levels of inflation in the future. Our cash operating expenses are substantially in reais and tend to increase with Brazilian inflation. Inflationary pressures may also hinder our ability to access foreign financial markets or may lead to further government intervention in the economy, including the introduction of government policies that could harm our business or adversely affect the market value of our preferred shares and, as a result, our ADSs.

Exchange rate instability may adversely affect our financial condition and results of operations and the market price of the ADSs and our preferred shares.

     As a result of inflationary pressures, the Brazilian currency has been devalued periodically during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Although over long periods depreciation of the Brazilian currency generally has correlated with the rate of inflation in Brazil, devaluation over shorter periods has resulted in significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies.

     The real depreciated against the U.S. dollar by 9.0% in 2000 and by 18.7% in 2001. In 2002, the real depreciated 52.3% against the U.S. dollar, due in part to political uncertainty surrounding the Brazilian presidential elections and the global economic slowdown. Although the real appreciated 18.2% against the U.S. dollar in 2003, 8.1% in 2004 and a further 9.4% from January 1 through May 31, 2005, no assurance can be given that the real will not depreciate or be devalued against the U.S. dollar again. See “Item 3A. Selected Consolidated Financial Data—Exchange rates.”

     There are no guarantees that the exchange rate between the real and the U.S. dollar will stabilize at current levels. Although we have managed our existing U.S. dollar debt obligations in order to protect against fluctuations in the dollar/real exchange rate, we could in the future experience monetary losses relating to these fluctuations. See “Item 11. Quantitative and qualitative disclosures about market risk—Foreign exchange risk” for information about our foreign exchange risk hedging policy.

     Depreciations of the real relative to the U.S. dollar also create additional inflationary pressures in Brazil that may negatively affect us. Depreciations generally curtail access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciations also reduce the U.S. dollar value of distributions and dividends on the ADSs and the U.S. dollar equivalent of the market price of our preferred shares and, as a result, the ADSs. On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments, as well as to a dampening of export-driven growth.

Developments and the perception of risk in other countries, especially emerging market countries may adversely affect the results of our operations and the market price of the preferred shares and ADSs.

     The market value of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including ours. This could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

United States investors may not be able to obtain jurisdiction over or enforce judgments against us.

     We are a company incorporated under the laws of the Federative Republic of Brazil. All members of our Board of Directors, executive officers and experts named in this annual report are residents of Brazil. All or a substantial part of the assets pertaining to these individuals and to Ultrapar are located outside the United States. As a result, it is possible that investors may not be able to obtain jurisdiction over these individuals or Ultrapar in the United States, or enforce judgments handed down by United States courts of law based on provisions for civil liability under federal law in relation to securities of the United States or otherwise.

Risks Relating to the Preferred Shares and the American Depositary Shares

The preferred shares and the ADSs generally do not give you voting rights.

     Generally under Brazilian corporate law and in the case of our by-laws, holders of preferred shares do not have the right to vote at shareholders’ meetings except in limited circumstances. This means, among other things, that holders of our preferred shares and our ADSs, which represent preferred shares, are not entitled to vote on important corporate transactions including mergers or consolidations with other companies. See “Item 10B. Memorandum and By-laws.”

The preferred shares and ADSs do not entitle you to a fixed or minimum dividend.

     Under our by-laws, unless otherwise proposed by the Board of Directors and approved by the voting shareholders in the Annual General Meeting, we must pay our shareholders a mandatory distribution equal to at least 50% of our adjusted net income. The net income may be capitalized, used to set off losses and/or retained in accordance with the Brazilian corporate law and may not be available for the payment of dividends. Therefore, whether or not you receive a dividend depends on the amount of the mandatory distribution, if any, and whether the Board of Directors and the voting shareholders exercise their discretion to suspend these payments. See “Item 8. Consolidated Statements and Other Financial Information—Dividend Policy” for a more detailed discussion on mandatory distributions.

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

     Our by-laws establish that the Board of Directors may exclude preemptive rights to the current shareholders, holding either common or preferred shares, in the case of an offering of new shares to be sold on a registered stock exchange or through public subscription.

     The holders of preferred shares or ADSs may be unable to exercise their preemptive rights in relation to the preferred shares represented by the ADSs, unless we file a registration statement pursuant to the United States Securities Act of 1933 or an exemption from the registration requirements applies. We are not obliged to file registration statements with respect to the preemptive rights and therefore do not assure holders that such a registration will be obtained. If the rights are not registered as required, the depositary will try to sell the preemptive rights held by holder of the ADSs and you will have the right to the net sale value, if any. However, the preemptive rights will expire without compensation to you should the depositary not succeed in selling them.

If you exchange the ADSs for preferred shares, you risk losing certain foreign currency remittance and Brazilian tax advantages.

     The ADSs benefit from the depositary’s certificate of foreign capital registration, which permits the depositary to convert dividends and other distributions with respect to the preferred shares into foreign currency and remit the proceeds abroad. If you exchange your ADSs for preferred shares, you will be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, you will not be able to remit abroad non-Brazilian currency unless you obtain your own certificate of foreign capital registration or you qualify under National Monetary Council Resolution 2,689 dated January 26, 2000, known as Resolution 2,689, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration. If you do not qualify under Resolution 2,689, you will generally be subject to less favorable tax treatment on distributions with respect to the preferred shares. The depositary’s certificate of registration or any certificate of foreign capital registration obtained by you may be affected by future legislative or regulatory changes, and additional Brazilian law restrictions applicable to your investment in the ADSs may be imposed in the future. For a more complete description of Brazilian tax regulations, see “Item 10E. Taxation—Brazilian tax consequences.”

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

     The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may limit your ability to sell the preferred shares underlying your ADSs at the price and time at which you wish to do so. The São Paulo Stock Exchange, known as Bovespa, the only Brazilian stock exchange, had a market capitalization of approximately U.S.$341 billion as of December 31, 2004 and an average monthly trading volume of approximately U.S.$8.7 billion for 2004. In comparison, the New York Stock Exchange had a market capitalization of U.S.$19.8 trillion as of December 31, 2004 and an average monthly trading volume of approximately U.S.$968 billion for 2004.

     There is also a large concentration in the Brazilian securities market. The ten largest companies in terms of market capitalization represented approximately 49% of the aggregate market capitalization of the Bovespa as of December 31, 2004. The top ten stocks in terms of trading volume accounted for approximately 48% of all shares traded on the Bovespa in 2004. Ultrapar’s average daily volume on both stock exchanges in 2004, 2003 and 2002 was R$3.7 million, R$1.6 million and R$1.2 million, respectively.

Controls and restrictions on the remittance of foreign currency could negatively affect your ability to convert and remit dividends, distributions or the proceeds from the sale of our preferred shares, Ultrapar’s capacity to make dividend payments to non- Brazilian investors and the market price of our preferred shares and ADSs.

     Brazilian law provides that whenever there is a serious imbalance in the Brazilian balance of payments, or reasons for believing that there will be a serious imbalance in the future, the Brazilian government can impose temporary restrictions on remittances of income on investments by non-Brazilian investors in Brazil. The probability that the Brazilian government might impose such restrictions is related to the level of the country’s foreign currency reserves, the availability of currency in the foreign exchange markets on the maturity date of a payment, the amount of the Brazilian debt servicing requirement in relation to the economy as a whole, and the Brazilian policy towards the International Monetary Fund, among other factors. We are unable to give assurances that the Central Bank will not modify its policies or that the Brazilian government will not introduce restrictions or cause delays in payments by Brazilian entities of dividends relating to securities issued in the overseas capital markets up to the present. Such restrictions or delays could negatively affect your ability to convert and remit dividends, distributions or the proceeds from the sale of our preferred shares, Ultrapar’s capacity to make dividend payments to non-Brazilian investors and the market price of our preferred shares and the ADSs.

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of our ADSs.

     According to Law No. 10,833, enacted on December 29, 2003, the disposition of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil. In the event that the disposition of assets is interpreted to include a disposition of our ADSs, this tax law could result in the imposition of withholding taxes on a disposition of our ADSs by a non-resident of Brazil to another non-resident of Brazil. Due to the fact that Law No. 10,833 has been enacted and no judicial guidance as to its application yet exists, we are unable to predict whether an interpretation applying such tax laws to dispositions of the ADSs between non-residents could ultimately prevail in the courts of Brazil.

Substantial sales of our shares or our ADSs could cause the price of our preferred shares or our ADSs to decrease.

     Shareholders of Ultra have the right to withdraw and convert common shares owned through Ultra into our preferred shares as more fully described under “Item 7A. Major Shareholders—Shareholders’ agreement of Ultra S.A. Participações”. Two other shareholders, who may freely sell their respective shares, hold a substantial portion of our remaining common shares. A sale of a significant number of shares could negatively affect the market value of the preferred shares and ADSs. The market price of our preferred shares and the ADSs could drop significantly if the holders of shares or the ADSs sell them or the market perceives that they intend to sell them.

If we were treated as a Passive Foreign Investment Company, U.S. Holders of our preferred shares or our ADSs would be subject to disadvantageous rules under the U.S. tax laws.

     If we are characterized as a passive foreign investment company, or PFIC, in any year, U.S. holders of our preferred shares or our ADSs could be subject to unfavorable U.S. federal income tax treatment. Although we do not believe that we were a PFIC in 2004 and we do not expect to be a PFIC in the foreseeable future, there can be no assurance that our business and activities will not lead to PFIC status for us in the future. PFIC classification is a factual determination made annually and thus is subject to change. See “Item 10E. Taxation—U.S. federal income tax consequences” for a description of the PFIC rules.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

     Ultrapar Participações S.A., or Ultrapar, is a sociedade anônima incorporated under the laws of the Federative Republic of Brazil. We have a significant market presence in the business areas in which we operate. We are the leader in LPG distribution in Brazil through Ultragaz with a 24% market share and the sixth largest independent distributor in the world in terms of volume sold. We deliver LPG to an estimated 10.5 million households using our own vehicle fleet and also approximately 4,400 independent retailers. We are the only producer of ethylene oxide and its principal derivatives in the Mercosur region with an extensive business in the domestic and international markets. Through Ultracargo, we are a leading provider of integrated logistics of chemical products and fuels in Brazil. We offer integrated multimodal transportation, loading and unloading services and the management of third party fleets. Our high storage capacity together with the strategic location of our assets, facilitates product movement along an integrated multimodal logistics system.

     We were incorporated on December 20, 1953, with our origins going back to 1937, when Ernesto Igel founded Companhia Ultragaz S.A and brought LPG to be used as cooking gas in Brazil using cylinders acquired from Companhia Zeppelin. The gas stove began to replace the traditional wood stove and, to a lesser degree, kerosene and coal, which dominated the Brazilian kitchens at the time.

     In 1966, Transultra Armazenamento e Transporte Especializado Ltda, or Transultra was formed to satisfy the demand for high quality transportation services and focused in the transportation of chemicals, petrochemicals and LPG. In 1978, Terminal Químico de Aratu—Tequimar, or Tequimar was founded for the specific purpose of operating the storage business. Transultra and Tequimar are operating subsidiaries of Ultracargo.

     We were also one of the pioneers in developing the Brazilian petrochemicals industry with the creation of Oxiteno in 1970, located in the Mauá petrochemical complex in São Paulo. In 1986, Oxiteno established its own research and development center in order to respond to specific customer needs.

     In 1997, through Ultragaz, we introduced UltraSystem – a small bulk distribution system to commercial and industrial segments; and we started the process of geographical expansion through the construction of new LPG filing plants. We also concluded the expansion of capacity of Oxiteno’s industrial unit in Camaçari Petrochemical Complex, in the state of Bahia.

     On October 6, 1999, we concluded our Initial Public Offering of preferred shares, listing our shares on the São Paulo Stock Exchange (BOVESPA) and on the New York Stock Exchange (NYSE).

     In 1999 the new Paulínia Intermodal terminal constructed by Ultracargo in the state of São Paulo started operations providing storage for solid and liquid products as well as intermodal transportation.

     In 2000 Ultragaz started the construction of four new filing plants, therefore covering the entire Brazilian territory. In August 2000 the first of the four new plants, located in Goiânia, in the state of Goiás, started operations. In 2001 Ultragaz started two new plants: in Fortaleza, in the state of Ceará, and in Duque de Caxias, in the state of Rio de Janeiro. In 2002 the company started operations in the new plant of Betim, in the state of Minas Gerais.

     On March 22, 2000, our controlling shareholders entered into a shareholders’ agreement designed to ensure the equal treatment to all non-controlling shareholders in the event of any change in control.

     On May 23, 2001, we acquired the 35% voting interest of Transultra that we did not already own, from Petrobras Distribuidora S.A. We made this acquisition through our wholly owned subsidiary, Ultracargo, in an auction held at Bovespa.

     In March 2002, Oxiteno made a tender offer for the acquisition of the shares of its subsidiary Oxiteno Nordeste S.A. Indústria e Comércio, known as Oxiteno Nordeste. The tender offer was completed on April 16, 2002, through the acquisition of 93,871 shares of Oxiteno Nordeste by Oxiteno, representing approximately 73.3% of the shares held by minority shareholders. Oxiteno increased its share ownership from 97% to 98.9% for approximately R$4.4 million.

     On December 20, 2002, we completed a corporate restructuring process which we began on October 15, 2002. The effects of the corporate restructuring were:

  merger of Gipóia Ltda, a company which held a 23% direct stake in Ultragaz and was owned by Ultra S.A., into Ultrapar, increasing Ultrapar’s ownership in Ultragaz to 100% from 77% of total share capital. Ultrapar issued approximately 7.8 billion common shares in connection with this merger.

  Exchange of shares issued by Oxiteno for shares issued by Ultrapar, increasing Ultrapar’s ownership in Oxiteno to 100% from 48% of total share capital. The holders of approximately 12 million of Oxiteno’s shares elected to exchange their shares for shares in Ultrapar, triggering the issue of approximately 5.4 billion common shares and 3.4 billion preferred shares by Ultrapar. We paid R$208.1 million representing approximately 13 million shares to Oxiteno’s minority shareholders who exercised their statutory withdrawal rights.

The table below shows the effects of the corporate restructuring in our share capital:

	Total capital (in millions of reais)	Common shares	Preferred shares	Total shares

As of December 31, 2001	433.9	37,984,012,500	15,015,987,500	53,000,000,000

Shares issued for:
Merger of Gipóia	38.5	7,850,603,880	—	7,850,603,880

Incorporation of Oxiteno’s shares	191.6	5,430,005,398	3,410,659,550	8,840,664,948

As of December 31, 2002	664.0	51,264,621,778	18,426,647,050	69,691,268,828

     In August 2003, Ultragaz acquired Shell Gás, Royal Dutch/Shell N.V.’s LPG operations in Brazil for a total consideration of R$170.6 million. With the acquisition, Ultragaz has become the Brazilian market leader in LPG with a 24% share of the Brazilian market.

     On December 4, 2003 we concluded the acquisition of the chemical business of the Berci Group (CANAMEX), a Mexican specialty chemicals company. CANAMEX has 2 plants in Mexico (Guadalajara and Coatzacoalcos). The acquisition amount was U.S.$10.25 million, without assuming any residual debt. In June 30, 2004 we acquired the operational assets of Rhodia Especialidades S.A. de C.V. in Mexico for U.S.$2.7 million. Both acquisitions had the target to establish a stronger presence in the Mexican petrochemical market and to create a production and distribution platform to the United States.

     On May 18, 2004, at an Extraordinary General Meeting, the shareholders of Ultrapar approved the addition of tag-along rights to the company’s bylaws, for all shareholders, at 100% of the offer price, which has improved a right that was already conceived through a shareholder agreement Ultrapar of March 22, 2000.

     On September 22, 2004, the shareholders of Ultra S.A., a holding company that controls Ultrapar, signed a shareholders’ agreement which primarily aimed at maintaining the controlling shareholder block in Ultrapar.

     Igel Participações S.A. and Avaré Participações S.A., former controlling shareholders of Ultra S.A., were dissolved on December 16, 2004, and their shareholders received shares in Ultra S.A. as reimbursement for their shares in the respective paid-up capital, in the same proportion and of the same share class as previously held by Igel and Avaré.

Recent Developments

     At our Board of Directors’ meeting held on February 2, 2005, our directors approved a stock dividend of 10,453,690,324 preferred shares of Ultrapar, or 15 shares for each 100 outstanding common or preferred shares on February 16, 2005. As a result of the stock dividend, we have issued 10,453,690,324 new preferred shares to our shareholders through a capitalization of reserves.

     At an extraordinary shareholders’ meeting held on February 22, 2005, our shareholders approved the issuance of additional preferred shares by us to permit certain shareholders, including Ultra, to exchange common shares of Ultrapar held indirectly by them into preferred shares at a ratio of one common share for one preferred share. Common shares tendered for exchange into preferred shares were cancelled.

     In April 2005, we concluded a primary and secondary offering of our preferred shares. The offering was comprised of 7,869,671,318 preferred shares owned by Monteiro Aranha S.A. and certain shareholders of Ultra S.A., and 1,180,450,697 newly issued preferred shares pursuant to an overallotment option. Shares were distributed at a price of R$40.00 offered per thousand preferred shares, totalling approximately R$362 million. At the end of the distribution, Ultrapar’s total capital increased by R$ 47 million, for a total of approximatelly R$946 million. We have now 81,325,409,849 shares outstanding, being 49,429,897,261 common shares and 31,895,512,588 preferred shares.

     On April 8, 2005, we completed our first issue of debentures, not convertible into shares of Ultrapar, unsecured and without special privileges, amounting to R$300 million with a term of 3 years, at a rate of 102.5% of CDI.

     On June 20, 2005, we entered in to a third supplemental indenture to the Eurobond we issued in 1997 extending its maturity to 2020. Our indirect subsidiary Oxiteno Overseas Corporation is the new holder of the Eurobond.

Investments

     We have made substantial investments in our operations in the last five years. At Ultragaz, we have invested heavily in LPG small bulk delivery distribution (UltraSystem), restructuring our distribution logistics. We have also invested in the construction of filling plants over the past five years, expanding our operations geographically to achieve an almost nationwide coverage. Oxiteno has invested in increasing installed production capacity, in the modernization of its industrial plants and in the development of new products. Ultracargo has invested in storage facilities and in the truck fleet in response to strong demand for a better logistics infrastructure in Brazil, deregulation of the oil and oil products industry and the strong growth in the international trade of vegetable oils and alcohol. We have invested in information technology at all our businesses for integrating processes, improving the quality of information, increasing the response time in decision making and improving our services.

     We have also made several acquisitions to maintain our growth and to consolidate our position in the markets where we operate. In 2002, we acquired minority shareholders’ interests in Oxiteno for R$212.6 million. In 2003, we acquired the Brazilian LPG distribution operations of Royal Dutch/Shell N.V. The operations of Shell Gás have been fully integrated in our LPG distribution business. In addition, we entered the petrochemical production market in Mexico through the acquisition of Canamex, a specialty chemicals company, in December 2003 for $10.3 million, and the acquisition of the operating assets of Rhodia Especialidades Mexico for U.S. $2.7 million in June 2004. These two were motivated by our desire to establish a presence in the Mexican petrochemical market as a platform for production and distribution to supply the United States market, and to diversify geographically Oxiteno’s production facilities.

Investments in Permanent Assets and Deferred Charges

     The following table shows our capital expenditures in permanent assets and deferred charges in the years indicated below:

	Year ended December 31,

	2004	2003	2002

	(in millions of reais)
Ultragaz	94.0	114.4	130.6
Oxiteno	86.8	58.1	55.8
Ultracargo	92.2	41.5	36.2
Others(1)	0.7	0.3	0.2

Total capital expenditures	273.7	214.3	222.8
Disposals	(6.0)	(7.4)	(4.5)

Total capital expenditures, net of disposals	267.7	206.9	218.3

(1)	Includes expenditures related to maintenance of our headquarters which is performed by our wholly owned subsidiary Imaven Imóveis e Agropecuária Ltda.

     At Ultragaz, our investment strategy has been to expand the small bulk delivery distribution and to expand our geographic coverage. During the year ended December 31, 2004, investments focused on expanding the small bulk market segment (UltraSystem), on fleet renewal and on the replacement of cylinders. In 2003 and 2002, in addition to the items previously listed, Ultragaz also invested in the installation of the integrated ERP system and in the building of new filling plants.

     At Oxiteno, during the year ended December 31, 2004, capital expenditures were largely focused on the modernization of industrial plants, the development of new products and increasing installed production capacity of specialty chemicals. In addition, in 2003 and 2002 we made significant investments in the installation of the ERP system and on quality and environmental control systems.

     At Ultracargo, during previous years we have invested in expanding our storage facilities and truck fleet. For the year ended December 31, 2004 and 2003, Ultracargo’s capital expenditures focused on the construction of the Santos and Tatuí Intermodal Terminals, the Liquid Fuels Terminal in Montes Claros, and fleet expansion. In 2002, Ultracargo upgraded and expanded its operating capacity and renewed its lease of the Aratu site with Docas do Estado da Bahia—CODEBA for 20 years.

     Ultrapar’s planned capital expenditures in 2005 are R$299 million. Of this amount, investments in Ultragaz should amount to approximately R$83 million, a 7% reduction as compared to 2004, as part of its strategy of focusing on productivity and efficiency. At Oxiteno, investments are expected to amount to approximately R$181 million in 2005, higher than in recent years mainly due to investments in expanding our production capacity of specialty chemicals and in the new production plant of fatty alcohol. In 2005, Ultracargo will maintain its strategy of investing in storage.

     Investment in fatty alcohol plant. On February 16, 2005, we announced that we will invest, through our subsidiary Oxiteno, approximately U.S.$94 million in the next two years for the construction of a fatty alcohols production plant, with co-production of fatty acids and glycerin. This plant will be a pioneer unit in Latin America for the production of fatty alcohols. Fatty alcohol is a raw material used in the manufacture of specialty chemicals derived from ethylene oxide, widely used in the production of personal care products and also has various applications in domestic cleaning products, agrichemicals and textiles, among others. Fatty alcohol and its derivatives are currently imported and already widely used in Oxiteno’s surfactant line. We are the largest consumer of fatty alcohols in Brazil and we estimate that 30% of the total volume produced by the new plant will be used by us. Total production capacity should amount to approximately 100,000 tons per year, considering the entire product line. Besides adding value to the existing surfactants product line, this new plant is expected to generate additional net sales of U.S.$80 million/year when running at full capacity. We expect that the plant will be operational in the first half of 2007.

     Other projects under study. We have signed a protocol with Petróleo Brasileiro S.A., or Petrobras, to study the viability of a project to produce basic petrochemicals, including ethylene, from heavy oil. Currently, we purchase ethylene from Brazilian suppliers whose production is based on naphtha. We have not made a commitment to invest in this project should it prove to be viable and we can give no assurance that the project will prove viable or, if so, that we will participate or make an investment in such project.

     We are also studying the viability of building a pipeline together with Petrobras to transport ethanol from the producing regions of Riberão Preto to Paulínia, one of Brazil’s principal centers of ethanol distribution. We have not made a commitment to invest in this project should it prove to be viable and we can give no assurance that the project will prove viable or, if so, that we will participate or make an investment in such project.

Equity Investments

     The table below shows our investments in shareholding stakes for the years ended December 31, 2004, 2003 and 2002.

	Year ended December 31,

	2004	2003(1)	2002

	(in millions of reais)
Ultragaz	10.3	171.1	—
Oxiteno	—	32.5	212.6
Ultracargo	—	—	—
Others(2)	6.8	2.1	0.4

Total	17.1	205.7	213.0

(1)	The difference between principal equity investments (excluding the share repurchase program) of R$203.6 million above and “Business combinations, net of cash acquired,” of R$134.6 million, shown in the consolidated statement of cash flow in our 2003 consolidated financial statements, is substantially comprised of cash acquired and settlement of debt of Shell Gás (included in “Cash flow from financing activities—Loans from affiliated companies”).

(2)	Share repurchase program, included in our consolidated statement of cash flows under “Cash flows from financing activities—Other.”

     Our principal executive office is located at Avenida Brigadeiro Luis Antônio, 1343, 9º andar, 01317-910, São Paulo, SP, Brazil. Our telephone number is 55-11-3177-6482. Our Internet website address is http://www.ultra.com.br. Our agent for service of process in the United States is C.T. Corporation System, located at 1633 Broadway, New York, New York 10019.

B. Business Overview

     We are one of Brazil’s leading corporate groups. We are engaged in the distribution of LPG, the production of chemicals, and the provision of integrated logistics services. Our wholly-owned subsidiary, Ultragaz, is the largest LPG distributor in Brazil with a national market share of 24%. In the chemicals business, our wholly-owned subsidiary, Oxiteno, is the sole producer of ethylene oxide and its principal derivatives in the Mercosur area (comprising Brazil, Argentina, Paraguay and Uruguay) and a major producer of specialty chemicals. Through our wholly-owned subsidiary, Ultracargo, we believe we are a leading provider of integrated road transport, storage and handling services for chemicals and fuels.

     The following chart simplifies our current organizational structure. For a more detailed information about our current organizational structure, see “Item 4C. Information on the Company - Organizational Structure”.

Voting capital/ Total capital

Our Strengths

Leading market positions across businesses

     Ultragaz is the largest LPG distributor in Brazil. It has a national market share of 24% and is present in every state, excluding the north region, reaching more than 10.5 million homes. For the year ended December 31, 2004, Ultragaz’s total volume sold reached 1.5 million tons of LPG.

     Oxiteno is the sole producer of ethylene oxide and its principal derivatives in the Mercosur region and is also a major producer of specialty chemicals. Our chemical operations supply a broad range of market segments, particularly agricultural chemicals, food, cosmetics, leather, detergents, packaging for beverages, thread and polyester filaments, brake fluids, petroleum, paints and varnishes. For the year ended December 31, 2004, Oxiteno sold approximately 518 thousand tons of chemical products. In the Brazilian market for these products we compete principally with imports. Imports of ethylene glycol and methyl-ethyl-ketone, two of our most important products, represented approximately 30% and 10% respectively, of the volumes sold in Brazil during the year ended December 31, 2004.

     Ultracargo is a leading provider of integrated logistics for chemicals and fuels, with 21% of Brazil’s tank storage capacity for chemical products. Ultracargo accounts for approximately 71% of all tank capacity for liquids at the Aratu terminal in the State of Bahia, which serves South America’s largest petrochemical complex.

Balanced business mix

     Our operations encompass the distribution of LPG, the production of ethylene oxide and its derivatives and the transportation and storage of chemicals and fuels. We believe our businesses provide us with increased financial capability and flexibility across the businesses in which we operate. Our balanced business mix makes us less vulnerable to economic fluctuations and allows us to pursue growth opportunities as they arise in any of our business segments.

Highly efficient LPG distribution network

     In addition to making direct sales of bottled LPG, Ultragaz is the only LPG distributor in Brazil with an exclusive network of independent dealers. This network comprises approximately 4,400 dealers who exclusively represent Ultragaz. This has enabled Ultragaz to control the quality and productivity of its dealers leading to a strong brand name recognition associated with quality, safety and efficiency, and also allows frequent contact with its customers. In addition, Ultragaz was the first to introduce LPG small bulk delivery in Brazil, with lower distribution cost than bottled distribution, and over the years has built a strong client base.

Flexibility across the petrochemical cycle

     Oxiteno is the sole producer of ethylene oxide and its principal derivatives in the Mercosur region. Approximately 96% of its ethylene oxide production is used internally in the production of ethylene oxide derivatives which can be classified in two groups: specialty and commodity chemicals. Oxiteno is a major producer of specialty chemicals, which are traditionally products with better margins and less exposure to petrochemical cycles than commodity chemicals.

Cost efficient operations

     Oxiteno’s operations have a high degree of production efficiency derived from scale similar to that of the largest producers in the world. Ultragaz has significant market presence in densely populated areas which allows it to operate its filling plants and distribution system with a high level of capacity utilization and efficiency.

Strong operational track record

     Our business has exhibited a solid operational track record. During the last five years, we experienced consolidated annual compounded average growth rates of 25% in adjusted EBITDA and 34% in net income, in spite of the overall macroeconomic volatility in Brazil during this same period. This growth has been driven by the operational performance of all our businesses.

Experienced management team

     We are led by a strong and experienced management team with a proven track record in the LPG, petrochemical and specialized logistics industries. Our senior management team possesses an average of 26 years of experience in the relevant industries, is a significant shareholder in our company, and has a performance-linked remuneration based on an economic value-added model (EVA®).

Alignment of shareholders’ interests

     Our by-laws provide important rights that align the interests of all our shareholders, including our controlling shareholders, management shareholders and minority shareholders. If our controlling shareholders sell their controlling stake in our Company, our by-laws provide that holders of our preferred and common shares are entitled to sell their shares in a public tender offer at the same price and with the same payment terms as our controlling shareholders.

Our Strategy

Build on the strength of our LPG brand

     Our LPG distribution business has a high brand recognition associated with quality, safety and efficiency. We intend to reinforce this market perception by continuing to supply high quality products and services and introducing new services and distribution channels.

Maintain exclusivity in LPG distribution

     We intend to preserve our strong relationship with dealers by keeping their distribution exclusivity and avoiding geographic overlap. We plan to continue to invest in training our dealers, in order to maximize efficiency, further strengthen our relationships with them and promote the high standards of our distribution network. In parallel, we plan to increase our operational efficiency and productivity at Ultragaz.

Expand capacity at Oxiteno

     We intend to continue to expand Oxiteno’s production capacity ahead of demand in Brazil. As we expand, we plan to continue our efforts to apply the best global practices to Oxiteno’s plants and production processes with a view to remain technologically competitive.

Continue to enhance product mix at Oxiteno

     We plan to increase Oxiteno’s capacity to produce a variety of value-added ethylene oxide derivatives in order to optimize its sales mix across petrochemical cycles. Oxiteno’s investments in research and development has resulted in the introduction of 135 new applications for its products during the last three years. Oxiteno will continue to invest in research and development focused on developing new product applications to meet clients’ needs. In addition, we intend to focus Oxiteno’s sales on the domestic market, which allows us to have higher margins.

Maintain financial strength

     We seek to maintain a sound financial position to allow us to pursue investment opportunities and enhance our shareholders’ return on their investment in our Company. Our net cash position for the year ended December 31, 2004 was R$46 million. Additionally, all foreign currency denominated debt is hedged until its maturity.

     We have been consistently distributing dividends to our shareholders. During the last five years we have paid yearly dividends representing an average of approximately 49% of our net income.

Continue to grow our businesses

     Our main objective is to enhance shareholder value and strengthen our market presence by growing our business. Historically, we have grown our business organically and through acquisitions. We intend to continue this strategy, both domestically and internationally.

Key Financial Information

     The table below sets forth certain financial information for us and our principal businesses(1).

	Year ended December 31,

	2004	2003	2002	2001	2000

Net sales and services	(in millions of reais)
Ultrapar	4,784.2	4,000.3	2,994.5	2,284.7	1,878.0
Ultragaz	2,968.1	2,622.7	1,942.7	1,381.1	1,125.7
Oxiteno	1,662.7	1,237.8	956.1	832.1	686.1
Ultracargo	197.3	177.1	131.5	105.4	94.2
Adjusted EBITDA(2)
Ultrapar	736.6	498.5	487.3	372.5	304.3
Ultragaz	268.9	208.2	219.8	163.0	140.9
Oxiteno	421.0	243.2	232.7	176.8	132.4
Ultracargo	40.5	40.0	29.2	28.1	25.9
Net Income
Ultrapar	414.5	246.4	222.3	132.2	128.5
Net cash (debt) (3):

	Year ended December 31,

	2004	2003	2002	2001	2000

	(in millions of reais)
Ultrapar	46.0	(78.1)	54.5	241.3	436.3

(1)	Segment information for our businesses are presented on an unconsolidated basis. See “Presentation of information” for more information.

(2)	See footnote 7 under “Item 3A. Selected Consolidated Financial Data” for a more complete discussion of adjusted EBITDA and its reconciliation to information in our financial statements.

(3)	See footnote 8 under “Item 3A. Selected Consolidated Financial Data” for a more complete discussion of net cash (debt) and its reconciliation to information in our financial statements.

Distribution of Liquefied Petroleum Gas

     Industry and Regulatory Overview

     LPG is a fuel derived from the oil and natural gas refining process. In Brazil, approximately 85% of local demand in 2004 was produced in local refineries and the remaining 15% was imported. LPG has the following primary uses in Brazil:

  Bottled LPG—used primarily by residential consumers for cooking; and

  Bulk LPG—used primarily for cooking and water heating in shopping malls, hotels, residential buildings, restaurants, laundries and hospitals.

     The following chart shows the process of LPG distribution:

     Historically, bottled LPG has represented more than 70% of the LPG distributed in Brazil, and is primarily used for cooking. The use of LPG for domestic heating in Brazil is immaterial compared with its use in other developed and emerging countries, primarily because of Brazil’s generally warm climate. Consequently, consumer seasonality throughout the year is significantly smaller. In addition, because LPG is not used to a significant extent for domestic heating in Brazil, overall consumption of LPG per capita is lower in Brazil compared to countries where domestic heating is a major element of LPG demand, making low distribution cost a major competitive differential in the market for Brazilian LPG.

     Prior to 1990, extensive governmental regulation of the LPG industry essentially limited the use of LPG to domestic cooking. Since 1990, regulations have permitted the use of LPG for certain commercial and industrial uses, and the use of LPG has increased accordingly.

     The primary international suppliers of LPG are major oil companies and independent producers of both natural gas liquids and oil. However, due to Petrobras’s monopoly over the production and importation of petroleum and petroleum products until the end of 2001, Petrobras is currently the sole de facto supplier of LPG in Brazil.

     Currently, the LPG distribution industry in Brazil consists of 14 LPG distribution companies or groups of companies, and is regulated by the National Oil Agency, or ANP, which reports to the Ministry of Mines and Energy. The LPG distribution industry includes purchasing LPG from Petrobras, filling LPG cylinders and bulk delivery trucks at filling stations, selling LPG to dealers and end users, controlling product quality and providing technical assistance to LPG consumers. See “—The role of the ANP.”

     LPG produced by Petrobras, which represented approximately 85% of total LPG sold in Brazil in 2004, is transported in pipelines and by trucks from Petrobras’s production and storage facilities to filling stations maintained by LPG distributors. The balance is imported by Petrobras into Brazil and stored in large storage facilities maintained by Petrobras. The imported LPG is then transported from the storage facilities by pipeline and truck to the LPG distributors’ filling stations.

     LPG can be delivered to end users either in cylinders or in bulk. The cylinders are filled in the LPG distributors’ filling stations. Distribution of bottled LPG is conducted through the use of cylinders via two principal channels:

  home delivery of LPG cylinders; and

  the sale of LPG cylinders in retail stores and at filling stations.

     In both cases, the cylinders are either delivered by the LPG distributors themselves or by independent dealers.

     Bulk delivery is the principal delivery method to large volume consumers, such as residential buildings, hospitals, small and medium-sized businesses and industries. In the case of bulk delivery, LPG is pumped directly into tanker trucks at filling stations, transported to customers and pumped into a bulk storage tank located at the customer’s premises.

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

     Since May 2001, distributors have been allowed to freely establish retail prices, which were previously set by the government. Until the end of 2001, the LPG refinery price, which is charged by Petrobras to all LPG distributors, was determined by the government and was the same for all LPG distributors in all regions of Brazil. Historically, refinery prices have been subsidized by the government. In January 2002, the government abolished subsidies to refinery prices and created a new tax system, the CIDE, which equalized the tax charges on the local market with the imported product in order to open up the market for LPG. Consequently, from January 2002, Petrobras started to freely price LPG in the domestic market, adopting the international price plus surcharges as its benchmark. However, the Petrobras price of LPG is still subject to government intervention when the government deems appropriate, such as occurred between August and October of 2002. Prices of LPG in reais have been unchanged since May 2003. In 2004, Petrobras’s average refinery price was approximately U.S.$ 319.36 per ton compared with the average international price of U.S.$ 389.97 per ton.

     The role of Petrobras. Petrobras, Brazil’s national oil and oil products company, had had a legal monopoly in the exploration, production, refining, importing and transporting of crude oil and oil products in Brazil and Brazil’s continental waters since its establishment in 1953. This monopoly was confirmed in Brazil’s federal constitution enacted in 1988. As a result, Petrobras was historically the sole supplier in Brazil of oil and oil-related products, including naphtha and LPG.

     In November 1995, Petrobras’s monopoly was removed from the federal constitution by a constitutional amendment approved by the Brazilian Congress. According to this amendment, other state and private companies would be able to compete with Petrobras in virtually all fields in which Petrobras operated. This amendment was implemented through Law No. 9,478, dated August 6, 1997, which effectively allowed Petrobras’s monopoly to continue for a maximum period of three years. Law No. 9,478 prescribed that the termination of Petrobras’s monopoly would be accompanied by the deregulation of prices for oil, gas and oil products, and created a new regulatory agency, the ANP, to oversee oil-related activities. However, in practice, Petrobras still remains the sole LPG supplier in Brazil, even though there are no legal restrictions to the operation of other suppliers.

     On June 25, 2004, Petrobras entered the LPG distribution market in Brazil through the acquisition of Agip do Brasil S.A. which had a market share of 21.8% for the year 2004.

     The role of the ANP. The ANP is responsible for the control, supervision and implementation of the government’s oil and gas policies. The ANP regulates all aspects of the production, distribution and sale of oil and oil products in Brazil, product quality standards, and minimum storage capacities required to be maintained by distributors.

     In order to operate in Brazil, an LPG distributor must be licensed with the ANP and must comply with certain minimum operating requirements, including:

  maintenance of sufficient LPG storage capacity;

  maintenance of an adequate quantity of LPG cylinders;

  use of cylinders stamped with the distributor’s own brand name;

  possession of its own filling plant;

  appropriate maintenance of LPG filling units;

  distribution of LPG exclusively in areas where it can provide technical assistance to the consumer either directly or indirectly through an authorized dealer; and

  full compliance with the Unified Suppliers Registration System—Sistema Único de Cadastramento Unificado de Fornecedores—SICAF.

     LPG distributors are required to provide the ANP with monthly reports showing their previous month’s sales and the volume of LPG ordered from Petrobras for the next four months. The ANP limits the volume of LPG that may be ordered by each distributor based on the number of cylinders and infrastructure owned by the distributor. Based on the information provided by the distributors, Petrobras supplies the volume of LPG ordered, provided its production and imports of LPG are sufficient to meet the demand.

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

     The self-regulatory code. In August 1996, most of the Brazilian LPG distributors, representing more than 90% of the market, cylinder manufacturers, LPG transportation companies and certain LPG retail stores, under the supervision of the Brazilian government, entered into a statement of intent regarding the establishment of a program for “requalifying” LPG cylinders (a process under which they undergo safety and quality checks) and other safety procedures, known as the “Self-Regulatory Code” or Código de Auto-Regulamentação. See “—Cylinder swapping centers and requalification of cylinders.” Before the Self-Regulatory Code came into effect, certain LPG distributors, not including Ultragaz, would fill cylinders stamped with another distributor’s brand. This practice resulted in a low level of investment in new cylinders, giving rise to concerns regarding the safety of older cylinders. The Self-Regulatory Code provides, among other things, that:

  each LPG distributor may only fill and sell cylinders that are stamped with its own trademark;

  each LPG distributor is responsible for the quality and safety control of its cylinders; and

  each LPG distributor must maintain a sufficient number of cylinders to service its sales volume.

     Under the Ministry of Mines and Energy Normative Ruling No. 334 of November 1, 1996, or Ruling 334, any party that defaults on its obligations under the Self-Regulatory Code will be subject to the legal penalties, ranging from payment of a fine and suspension of supply of LPG to such party to suspension of such party’s LPG distribution operations.

     Ruling 334 sets forth the following timetable for the implementation of the measures adopted under the Self-Regulatory Code:

  the construction of at least 15 cylinder swapping centers, starting in November 1996 (See “—Cylinder swapping centers and requalification of cylinders”);

  the filling of third party cylinders to have ceased by October 1997;

  by November 1, 2006, the requalification of 68.8 million cylinders manufactured up to 1991; and

  by November 1, 2011, the requalification of 12.8 million cylinders manufactured between 1992 and 1996.

     Ultragaz itself is required to requalify 13.8 million cylinders by November 2006 and an additional 1.3 million cylinders by November 2011. Ultragaz has already requalified more than two-thirds of its cylinders.

     Environmental, health and safety standards. LPG distributors are subject to Brazilian federal, state and local laws and regulations relating to the protection of the environment, public health and safety. The National Council of the Environment, or Conselho Nacional do Meio Ambiente—CONAMA, and the Ministry of Labor, or Ministério do Trabalho, are the primary environmental regulators of Ultragaz at the federal level.

     Brazilian federal and state environmental laws and regulations require LPG distributors to obtain operating permits from the state environmental agencies and from the fire department. In order to obtain such permits, distributors must satisfy regulatory authorities that the operation, maintenance and reclaiming of facilities are in compliance with regulations and are not prejudicial to the environment. In addition, regulations establish standard procedures for transporting, delivering and storing LPG and for testing and requalification of LPG cylinders. Civil, administrative and criminal sanctions, including fines and the revocation of licenses, may apply to violations of environmental regulations. Under applicable law, distributors are strictly liable for environmental damages.

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

     Ultragaz

     We distribute LPG through Ultragaz. Founded in 1937, we were the first LPG distributor in Brazil. At that time, Brazilians used wood stoves and, to a lesser extent, alcohol, kerosene and coal stoves. At present Ultragaz is the leading company by sales volume in the Brazilian LPG market.

     Ultragaz operates in the distribution of both bottled and bulk LPG, nation-wide, including the most highly populated states in Brazil, such as São Paulo, Rio de Janeiro and Bahia and sells bottled LPG through its own retail stores and through independent dealers as well as its own truck fleet, which operates on a door-to-door basis. Bulk LPG is serviced through its own truck fleet.

     In August 2003, Ultragaz acquired Shell Gás, Royal Dutch/Shell N.V.’s LPG operations in Brazil for a total price of R$170.6 million. Shell Gás had about 4.5% market share in Brazilian LPG distribution, selling approximately 287,400 tons of LPG in 2002. With this acquisition, Ultragaz has become the Brazilian market leader in LPG with a 24% share of the Brazilian market at the date of the acquisition and has also improved its economies of scale for distribution and reduced its logistics cost.

     Ultragaz has four operating subsidiaries:
  Companhia Ultragaz S.A., or Cia. Ultragaz, the company that pioneered our LPG operations;

  Bahiana Distribuidora de Gas Ltda., or Bahiana, which is a wholly owned subsidiary of Ultragaz.

  Shell Gás, acquired in August 2003 and subsequently renamed SP Gás Distribuidora de Gás Ltda.; and

  Utingás Armazenadora S.A., or Utingás, which was incorporated in 1967 when Ultragaz and other LPG distributors joined to construct LPG storage facilities based in the states of São Paulo and Paraná. Ultragaz currently controls 56% of the storage operations. See “—Storage of LPG.”

     Markets and marketing. When Ultragaz began its operations, it served only the southeast region of Brazil. Currently, Ultragaz is present in all of Brazil’s significant population centers, with the exception of the north region. Ultragaz provides this service through 16 filling plants in its principal operating areas.

     Distribution of bottled LPG includes direct home delivery and retail stores, both carried out by Ultragaz or its dealership network using 13 kg ANP (National Oil Agency) approved cylinders. In the case of Ultragaz, the cylinders are painted blue, which we believe is an important element in recognizing the “Ultragaz” brand. Ultragaz’s operating margins for bottled LPG vary from region to region and reflect market share and distribution channel in the region.

     Until recently, Ultragaz’s sales strategy for bottled LPG delivery was to increase market share through geographical expansion as well as protecting and incrementing market participation in regions where it already operated. With the acquisition of Shell Gás, Ultragaz became the Brazilian market leader in LPG, and the focus of its strategy evolved to investing in the brand and protecting market share. The LPG bottled market in Brazil is a mature one and Ultragaz believes that growth in demand will be a function of increasing number of households consuming the product and the level of household income.

     Distribution of bulk LPG is largely carried out through 190 kg storage tanks installed on its clients’ premises. Since 1994, Ultragaz has been investing in small/medium size bulk delivery facilities and in bob-tail trucks, known as UltraSystem, which deliver LPG in bulk to commercial clients. Ultragaz’s clients in the commercial sector include shopping centers, hotels, residential buildings, restaurants, laundries and hospitals. Ultragaz’s trucks supply client’s stationary tanks using a system that is quick, safe and cost effective.

     Ultragaz’s industrial clients are made up mostly of companies in the food, metallurgical, steel and ceramics industries that have large fixed tanks at their plants and consume monthly volumes in excess of 5 tons of LPG. These clients represent a very small portion of Ultragaz’s sales volume since, in the case of large volume consumers, Ultragaz is competing with other highly competitive energy sources such as natural gas.

     Ultragaz supplies its bulk delivery clients on the basis of supply contracts with terms ranging from two to five years. This type of contract limits fluctuations in sales given that the installation of the tanks is carried out by Ultragaz, and any change in supplier would imply the client reimbursing Ultragaz’s investments. The contract also requires that any tank supplied by Ultragaz may only be filled with LPG delivered by the company. When the bulk delivery contract expires, it can be renegotiated or the tank removed. Since the installation of the tank represents a significant investment for Ultragaz, it seeks to achieve a return on its investment within the term of the contract.

     Ultragaz’s strategy for bulk LPG distribution is to continue its process of product and service innovation and in increasing the profile of its trade-mark. Ultragaz also has a team to identify needs of each bulk LPG client and develop practical solutions for using LPG as an energy source.

     The table below shows Ultragaz’s sales of LPG to clients of bottled and bulk LPG:

		Year ended December 31,

	Client category	2004	2003	2002

		(in thousands of tons)
	Bottled LPG cylinder
	Residential delivery by Ultragaz	178.8	114.4	78.4
	Ultragaz retail stores	7.0	5.0	4.7
	Independent dealers(1)	866.0	770.6	715.2

	Total bottled LPG	1,051.8	890.0	798.3
	Total bulk LPG	496.7	472.0	504.3

	Total tons delivered	1,548.5	1,362.1	1,302.6

(1)	Includes residential deliveries and distribution through retailers’ stores.

     Distribution infrastructure. Ultragaz’s distribution strategy includes having its own distribution infrastructure, since it believes proximity to customers is a significant factor in successful distribution and sales strategies. The services associated with Ultragaz’s home deliveries strongly influence the ranking of the “Ultragaz” brand name in the bottled market. Ultragaz seeks to expand its home delivery services by having its delivery personnel provide safety recommendations to household customers and by scheduling deliveries on the same week-day in each covered area. For both bottled and bulk LPG, deliveries are made by employees wearing Ultragaz uniforms and driving vehicles with Ultragaz’s logo. Ultragaz, in partnership with consumer goods companies, distributes samples of soap and shampoo, among other things, to encourage customer loyalty and add value to its services.

     Ultragaz delivers bottled LPG using a distribution network, which in 2004 included 90 company-owned retail stores, and approximately 4,400 independent dealers. In 2004, Ultragaz had a fleet of 762 vehicles for delivering gas cylinders to homes and commercial establishments.

     Bottled sales capacity derives from the number of cylinders owned by Ultragaz and the number of cylinders owned by its independent dealers. Ultragaz estimates that as of December 31, 2004, there were 20 million 13 kg Ultragaz cylinders in the market.

     Independent dealers. Ultragaz’s independent distribution network ranges from large dealers, which carry out extensive home delivery, to single retail stores, which sell small quantities of LPG cylinders. Until the enactment of ANP Rule 297 on November 18, 2003, independent dealers needed only to be registered with ANP for the sale of LPG cylinders. No licenses were required except for those required by the fire department and the municipal authorities. Rule 297 established that the independent dealers must be registered with ANP and comply with a list of pre-requisites contained in such rule, as well as those required by law for the storage of cylinders up to 90 kg. Also, each municipality sets forth its own safety regulations applicable to stores that sell LPG, including a minimum distance from certain locations, such as schools. For the year ended December 31, 2004, approximately 82% of Ultragaz’s bottled LPG sales were made through independent dealers.

     The agreements entered into between Ultragaz and independent dealers require the use of the Ultragaz brand and the display of the Ultragaz logo in the delivery vehicles and in the uniforms worn by delivery personnel. Proprietary rights in the trademark and logo are retained by Ultragaz, duly registered with the National Institute of Industrial Property (INPI—Instituto Nacional de Propriedade Industrial). All contracted dealers are Ultragaz’s exclusive representatives. Under the terms of the respective contracts, each dealer agrees not to deliver non-Ultragaz LPG cylinders.

     In order to strengthen the relationship with its network of independent dealers, Ultragaz has created project SOMAR (Marketing Solutions Applied to Independent Dealers), as part of which it recommends changes to dealers’ operating procedures, helps to improve the efficiency of their operations and encourages their adoption of best practices. Ultragaz believes that improving the efficiency of independent dealers is a key factor to improve the profitability of the distribution chain of LPG.

     Distribution channels to bulk consumers. Large bulk distribution, classified by Ultragaz as consumption of more than five tons per month and comprised almost exclusively of industrial users, is made by tanker trucks that deliver the LPG directly to the storage tanks located at the customers’ premises. Small bulk distribution, classified by Ultragaz as consumption of between 0.5 and five tons per month and comprised of commercial users and smaller industrial users, is made primarily by bob-tail trucks, to enable delivery to be made to commercial users whose tanks are not readily accessible by traditional bulk delivery equipment. Ultragaz uses the UltraSystem trade name in connection with its small bulk distribution through bob-tail trucks. Ultragaz makes bulk sales directly to customers using its own fleet and transportation provided by Ultracargo and by third parties.

     Payment terms. Ultragaz’s sales through its retail stores and through home delivery are made on a cash basis. Ultragaz’s sales to independent dealers and to industrial and commercial users have payment terms of 10 to 30 days.

     Cylinder swapping centers. Pursuant to the Self-Regulatory Code, the LPG distributors have established sixteen operating swapping centers to facilitate the return of third-party cylinders to the appropriate distributor. Under the Self-Regulatory Code, while LPG distributors may pick up any empty LPG cylinders tendered by customers in exchange for full LPG cylinders, whether or not such empty cylinders were put in circulation by that distributor, after October 1997, LPG distributors were not permitted to refill third-party cylinders. Accordingly, LPG distributors may deliver third-party cylinders to a swapping center where such cylinders may be exchanged for cylinders placed in circulation by such LPG distributor. The swapping centers currently charge a fee of R$0.16 per exchanged LPG cylinder. In areas where only one LPG distributor has a sizable market share, it is customary to use the facilities of that distributor as an unofficial swapping center for which that distributor may charge an additional fee.

     Prior to the establishment of the swapping centers, Ultragaz incurred significant costs associated with the return of its cylinders, as it did not follow the widespread industry practice of filling third-party cylinders. As the swapping centers costs are shared amongst LPG distributors, Ultragaz’s costs from the return of cylinders were significantly reduced when the swapping centers were created, but have since then increased due to Ultragaz’s geographic expansion.

     Requalification of cylinders. The useful life of a cylinder varies depending on a number of factors, the most important of which are the extent to which the cylinder has been exposed to corrosion from the atmosphere and whether the cylinder has been damaged. The Self-Regulatory Code provides that all cylinders must be requalified after their first 15 years’ use, and every 10 years thereafter. Each cylinder is visually inspected for damage and corrosion to determine if it can be requalified or if it should be discarded as scrap metal. In the case of cylinders which pass the quality and safety checks, several procedures are followed before the cylinders are stamped with the year of requalification and the next year in which they are due for requalification.

     Supply of LPG. Currently, Ultragaz and all other LPG distributors in Brazil purchase all or nearly all LPG from Petrobras without a formal LPG supply contract. The procedures for ordering and purchasing LPG from Petrobras are generally common to all LPG distributors, including Ultragaz, which basically consists of ordering LPG from Petrobras four months in advance and Petrobras delivers LPG for each month at the beginning of such month. There have been no significant interruptions in the supply of LPG by Petrobras to the distributors with the exception of an interruption in 1995 due to a 15-day strike by Petrobras employees.

     It is possible that LPG distributors, including Ultragaz, could diversify their supply sources as a result of the end of Petrobras’s constitutional monopoly, the equalization of the tax on domestic and imported LPG and the matching of Petrobras’s prices with prevailing prices in the international market.

     Storage of LPG. In 2004, Ultragaz’s storage capacity was approximately 18,300 tons. Based on its 2004 average LPG sales, Ultragaz could store approximately three and a half days’ supply of LPG. Petrobras maintains approximately three and a half days’ supply of LPG at its refineries and other facilities. Accordingly, any interruption in the production of LPG can result in shortages, such as the one that occurred during the Petrobras strike in 1995.

     Ultragaz stores its LPG in large tanks at each of its filling plants located throughout the regions in which it operates. Primary filling plants receive LPG directly from Petrobras by pipeline; secondary filling plants are supplied by truck; and satellite plants primarily hold LPG which is used to fill bob-tail trucks for small bulk distribution to customers that are not located near a primary or secondary filling plant in order to optimize the LPG distribution process. See “Item 4D. Information on the Company—Property, plants and equipment.”

     Future storage requirements. Due to the historical Petrobras monopoly in the production and importation of LPG, LPG distributors have historically not made substantial investment in storage capacity. Nevertheless, Ultragaz believes that an LPG distributor that decides to diversify its supply of LPG through importation will have to increase its storage capacity because the importation of LPG would only be economically viable if carried out on a large scale. Ultragaz’s management believes that Ultragaz has several alternatives to address storage capacity including joint ventures, joint investments with other LPG distributors and possible contracts with Petrobras for using existing storage facilities.

   Competition. Ultragaz’s main competitors are:

  SHV Gas, formed by the merger of Minasgás S.A. and Supergasbrás S.A. and controlled by SHV Energy, a major multinational LPG distributor, which operates through its two separate brands, “Minasgás” and “Supergasbrás”;

  Liquigás, formerly controlled by ENI Group and acquired by Petrobras in June 2004, which has been operating in the Brazilian LPG distribution sector for more than 40 years; and

  Butano, a domestic Brazilian LPG distributor which has been present in the market for more than 45 years.

     The following table sets forth the market share of Ultragaz and its competitors:

	Year ended December 31,

LPG Distributor	2004	2003	2002

Ultragaz (1)	24.1%	21.8%	19.6%
SHV Gas (2)	20.5%	17.1%	16.8%
Liquigás	21.8%	21.7%	21.2%
Butano	18.7%	19.0%	19.4%
Others	14.9%	20.4%	23.0%

Total tons delivered	100.0%	100.0%	100.0%

(1)	Includes sales volume of Shell Gás since its acquisition in August 2003.

(2)	Proportional to SHV equity stakes in the operating companies. As of July 2004, SHV Gas owned 100% of its operating subsidiaries in Brazil.

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

     The bottled market for LPG is a mature market with relatively low consumption growth and thus competition is largely based upon attempts by LPG distributors to increase market share at the expense of their competitors. LPG distributors in the bottled market compete primarily on brand awareness and reliability of delivery and the service provided to customers. Ultragaz believes that it is competitive in these aspects. Since per capita consumption is small, low distribution costs is the critical factor in dictating profitability. Therefore, LPG distributors largely compete on the basis of efficiencies in distribution and delivery as all LPG distributors currently purchase all of their LPG requirements from Petrobras, and as Petrobras’s refinery price charged to the distributors is the same to all LPG distributors. Ultragaz’s principal markets, including the cities of São Paulo, Salvador and Curitiba, contain heavy concentrations of residential consumers and therefore distribution to this market can be carried out with great economies of scale resulting in lower distribution costs to Ultragaz. Additionally, Ultragaz enjoys low bulk LPG distribution costs through UltraSystem.

     In addition to competing with other LPG distributors, Ultragaz competes with companies that offer alternative energy sources to LPG, mainly natural gas, and other sources such as wood, diesel, fuel oil and electricity. Natural gas is currently the principal source of energy against which we compete. Natural gas is currently less expensive than LPG for industrial consumers who purchase large volumes, but more expensive for residential consumers. In addition, supply of natural gas requires significant investments in pipelines. While fuel oil is less expensive than LPG, LPG has performance and environmental advantages over fuel oil in industrial use.

     From January 2002, the LPG refinery price charged by Petrobras to its distributors was set at international market levels. This change has meant that domestic prices might be affected by the fluctuations in prices on the overseas market as well as foreign exchange rate variation. The real’s depreciation against the U.S. dollar increased the ex-refinery price of LPG by approximately 123% in 2002, resulting in a 5% decline in consumption in the Brazilian market in the same year. This increase in LPG prices during 2002 continued to impact sales volume in 2003, which together with the average loss in disposable incomes in Brazil, translated into a 6% decline. Ultragaz posted a 5% growth in sales volumes during 2003, principally due to the acquisition of the LPG distribution business of Shell in Brazil in August 2003. Ignoring the additional volume from the acquisition of Shell Gás, Ultragaz posted an approximately 4% decline in sales volume. For the year ended December 31, 2004, growth in the Brazilian economy, improvement in personal incomes among the population and the enhanced stability of the LPG price charged by Petrobras contributed to the increase of the LPG sales in the Brazilian market, which reported an increase of approximately 3% compared to 2003. For this period, Ultragaz’s sales volume increased 14% compared to 2003, due to the acquisition of Shell Gás in August 2003 and growth in the LPG market.

The following graph shows LPG sales volume for the Brazilian market and Ultragaz for the periods indicated:

     Tax exemption status. Pursuant to legislation which provides tax relief for industries located in the northeast region of Brazil, Ultragaz benefits from an income tax exemption on operating income with respect to the filling plant at Suape, expiring in 2007, a 75% tax reduction at the Mataripe and Caucáia filling plants, expiring in 2013 and 2012, respectively, and a 25% reduction at the filling plants in Ilhéus and Aracaju, valid through 2008. Tax exemptions amounted to R$7.3 million, R$3.7 million and R$5.4 million for the years ended December 31, 2004, 2003 and 2002 respectively. We cannot guarantee that there will be no amendments to the current tax legislation. For further information see Note 21 to our consolidated financial statements.

     Quality. We are still the only Brazilian LPG distributor with ISO (International Standards Organization) certification for excellence in quality management. All our filling plants are ISO 9001 certified.

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

     First generation companies. Brazil’s first generation companies, which are referred to as “crackers,” break down or “crack” naphtha (a by-product of the oil refining process), their principal feedstock, into basic petrochemicals. In Brazil, the crackers supply their naphtha requirements from Petrobras and through imports. Currently, Petrobras is the only Brazilian producer of naphtha. The basic petrochemicals produced by the crackers include olefins, primarily ethylene, propylene and butadiene, and aromatics, such as benzene, toluene and xylenes. Braskem S.A, Companhia Petroquímica do Sul, known as Copesul, and Petroquímica União, known as PQU—Brazil’s three crackers—sell these basic petrochemicals to second generation companies. The basic petrochemicals, which are in the form of either gases or liquids, are transported to the second generation companies through pipelines for further processing.

     Second generation companies. Second generation companies process the basic petrochemicals produced by the crackers to obtain intermediate petrochemicals, such as:

  polyethylene, ethylene oxide, polystyrene and polyvinyl chloride, or PVC, each produced from ethylene;

  polypropylene, oxo-alcohols and acrylonitrile, each produced from propylene;

  styrene butadiene rubber, or SBR, and polybutadiene, each produced from butadiene caprolactam, produced from benzene; and

  purified terephtalic acid, or PTA, produced from p-xylene.

     In 2004, there were approximately 50 second generation companies operating in Brazil, including Oxiteno. The intermediate petrochemicals are produced in solid form (as plastic pellets or powders) and in liquid form and are transported through roads, railroads or by ship to third generation companies.

     Third generation companies. Third generation companies, known as transformers, purchase the intermediate petrochemicals from the second generation companies and transform them into final products, including:

  polyester—produced from PTA and ethylene glycol (ethylene glycols produced from ethylene oxide);

  plastics produced from polyethylene, polypropylene and PVC;

  elastomers produced from butadiene;

  acrylic fibers produced from acrylonitrile; and

  nylon produced from caprolactam.

     Third generation companies produce a variety of consumer and industrial goods, including containers and packaging materials, such as bags, film and bottles, textiles, detergents and paints as well as automobile parts, toys and consumer electronic goods. There are over 6,000 third generation companies operating in Brazil.

     Petrochemical complexes. The production of first and second generation petrochemicals in Brazil centers around three complexes: the northeast complex, the São Paulo petrochemical complex, and the southern petrochemical complex. Each complex has a single first generation producer or cracker, and several second generation companies.

     The northeast complex, located in the municipality of Camaçari in the state of Bahia, began operations in 1978. It consists of approximately 19 second generation companies, including Oxiteno, situated around Braskem. Braskem currently has an ethylene production capacity of 1.3 million tons per annum.

     The São Paulo complex, at Capuava in the state of São Paulo, was created in 1972 and is the oldest petrochemical complex in Brazil. Its cracker, PQU, supplies first generation petrochemicals to 25 second generation companies including Oxiteno. PQU has an ethylene production capacity of 500,000 tons per annum.

     The southern complex, located in the municipality of Triunfo in the state of Rio Grande do Sul, is based around the raw materials cracker, Copesul, and includes seven second generation companies. Copesul has an ethylene production capacity of 1.1 million tons per annum. Oxiteno does not purchase ethylene from Copesul.

     Role of Petrobras. Naphtha is the raw material used in Brazil for the production of basic petrochemicals such as ethylene and propylene. Petrobras is still the only producer and the most important naphtha supplier in Brazil, even though its legal monopoly ended in August 2000. See “—Distribution of liquefied petroleum gas—Industry and regulatory overview” for a discussion of the termination of the Petrobras monopoly.

     Naphtha prices have been freely negotiated since August 9, 2000. In July 2000, the domestic naphtha price was 9% above the Amsterdam, Rotterdam and Antwerp Region price, known as the ARA price, which is the international reference price. In 2004, the domestic naphtha price was approximately U.S.$ 8.5/ton lower or 2% lower than the international reference price.

     Environmental, health and safety standards. Petrochemical companies are subject to Brazilian federal, state and local laws and regulations governing the protection of the environment. At the federal level the main regulators are CONAMA and the Ministry of Labor.

     In accordance with environmental laws and regulations, petrochemical companies are required to obtain licenses for their manufacturing facilities from competent environmental authorities, which may also regulate its operations by prescribing specific environmental standards in its operating licenses. Petrochemical companies must satisfy regulatory authorities that the operation, maintenance, and reclaiming of facilities comply with regulations and do not cause damage to the environment.

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

     Petrochemical companies are also subject to federal, state and local laws and regulations that establish occupational health and safety standards. In accordance with such laws and regulations, these companies are also required to report on their occupational, health and safety records on a yearly basis to the local office of the Ministry of Labor in each of the states in which they operate. They are also subject to all federal, state and local government regulation and supervision generally applicable to companies doing business in Brazil, including labor laws, social security laws, public health, consumer protection, securities laws and antitrust laws.

      Oxiteno

     We operate in the chemical sector through the second generation company, Oxiteno, a wholly owned subsidiary of Ultrapar. According to “Ethylene Oxide & Glycol World Supply & Demand Report 2003/04” report, from PCI – Xylenes & Polyesters Ltd, Oxiteno is the only Brazilian producer of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers and methyl-ether-acetates, and also a major producer of specialty chemicals. With the exception of a small factory in Venezuela, Oxiteno is the only ethylene oxide producer in South America. Its products are used in a broad range of industrial sectors, such as polyester, packaging, paints, varnishes and cosmetics. During the year ended December 31, 2004, Oxiteno sold approximately 518 thousand tons of chemical and petrochemical products.

     Oxiteno’s strategic focus is to provide a broad coverage of the ethylene oxide and derivates market, maintaining a leading position in these markets that strengthens barriers to entry. Oxiteno’s strategy is to increase its specialty chemical production capacity and its geographic reach.

     Products and markets. Although a portion of Oxiteno’s products could be classified as either a commodity or a specialty chemical depending on the use of each product by our customer, for ease of understanding, Oxiteno’s products are here divided into two principal groups: (i) commodity chemicals, which are generally higher-volume products, with standard specifications, and (ii) specialty chemicals, which tend to be lower-volume products sold on the basis of chemical features and suitability to meet a particular end-use requirement. Oxiteno’s principal commodity chemicals are ethylene oxide, ethylene glycol and methyl-ethyl-ketone, or MEK. Oxiteno’s principal specialty chemicals include a wide variety of products that are used as surfactants, softeners, dispersants, emulsifiers and hydraulic fluids.

     The following chart outlines the principal raw materials used by Oxiteno and their intermediate and final products.

Ethylene
Oxygen
Phenol
Methyl Alcohol
Ethyl Alcohol
Butyl Alcohol
ETHYLENE OXIDE
Ethylene Glycols
MEG, DEG, TEG
Phenylglycol Ethers
ULTRASOLVE
Methylglycol Ethers
EMMEG, EMDEG, EMTEG
Ethylglycol Ethers
EEMEG, EEDEG, EETEG
Butylglycol Ethers
EBMEG, EBDEG, EBTEG
Ethylene Oxide
Acetic Acid
Acetic Acid
Ethylene Oxide
Propylene Oxide
Engine Coolants
ULTRAFLUID AC
Polyethylene Glycols
ULTRAPEG
Glycol and PEG Esters
ALKEST
Brake Fluids
ULTRAFLUID D
Ethylglycol Acetate
AEEMEG
Butylglycol Acetate
AEBMEG
EO/PO Alcohols
ULTRARIC
Fusel Oil
Natural Alcohols
Acetic Acid
Natural Alcohol Acetates
Butene
sec-Butyl Alcohol
Methylethylketone
MEK
Ammonia
Nonene
Phenol
Bisphenol
Fatty Amines
Natural Oils
Nonylphenol
Dinonylphenol
ETHYLENE OXIDE
Ethanolamines
MEA, DEA, TEA
Ethoxylated Nonylphenols
ULTRANEX
Ethoxylated Dinonylphenols
ULTRANEX DNP
Ethoxylated Bisphenols
ULTRATINT BP
Ethoxylated Fatty Amines
ULTRAMINA
Ethoxylated Vegetable Oils
ULTROIL
Vegetable Oils
P_2O_5
Alkanolamides
ALKOLAN PK / ALKOLAN CO
Phosphoric Esters
ALKIFOS
Fatty Acids
Sorbitol
Fatty Amidoamines
Fatty Esters
ALKEST
Sorbitan Esters
ALKEST SP
Sodium Monochloro
Acetate
Betaines
ALKOLAN CP
ETHYLENE OXIDE
Ethoxylated Sorbitan Esters
ALKEST TW
Ethoxylated Fatty Acids
ULTRACIDE
Propylene
Oxide
EO/PO Fatty Alcohols
ALKOMOL
Fatty Alcohols
Ethoxylated Fatty Alcohols
UNITOL
$NaHSO_3$
Maleic
Anhydride
Sulfosuccinates
ALKONIX
Alkylbenzene
Formaldehyde
Naphthalene
Isopropyl Alcohol
SO_3
Alkyl Ether Sulfates
ALKOPON
Alkyl Sulfates
ALKOPON
Alkylbenzene Sulfonates
SULFONIC
Condensed Naphthalene Sulfonates
SULFOGEN
Propylnaphthalene Sulfonates
SULFOGEN
Acrylic Acid
Polyacrylates
ULTRASPERSE
Raw materials
Products and intermediates

     Commodity products. The following are Oxiteno’s principal commodity products and their principal uses and markets:

     Ethylene oxide. Ethylene oxide is a colorless and highly flammable gas at room temperature and atmospheric pressure. Ethylene oxide is produced in a continuous production process by gaseous phase catalytic partial oxidation of ethylene by oxygen at high temperature and pressure. In 2004, Oxiteno used approximately 96% of its ethylene oxide production in the production of derivatives and sold the remaining 4% to other petrochemical companies.

     Ethylene glycols. The principal ethylene glycol produced by Oxiteno is mono-ethylene glycol, known as MEG. Oxiteno also produces di- and tri-ethylene glycol. Mono-ethylene glycol is a clear, non flammable, non volatile liquid at room temperature and atmospheric pressure. Ethylene glycols are produced in a continuous process from an ethylene oxide solution and principally sold to chemical companies for the manufacture of polyester fibers and polyethylene terephthalate, known as PET, with the remainder sold for use in the production of antifreeze, brake fluids, solvent and other chemicals.

     Methyl-ethyl-ketone. Methyl-ethyl-ketone, or MEK, a clear, volatile, flammable liquid at room temperature and atmospheric pressure, is Oxiteno’s principal commodity chemical not produced from ethylene oxide. MEK is used as a fast evaporation solvent for thinners, paints, lacquers and adhesives and also as an active solvent for several resins such as cellulosics, acrylics, polyesters, polyuretanics, PVC, neoprene and maleic.

     Specialty chemicals. The following table sets forth Oxiteno’s principal specialty chemical products and their principal uses and markets.

Major Markets	Specialty Chemicals	Uses

Detergents	Alkylbenzene sulfonic acids, alkylsulfates, alkyl	Dispersants, solubilizing agents,
	ether sulfates, ethoxylated alkylphenols,	emulsifiers, foam stabilizers,
	ethoxylated fatty alcohols, polyethyleneglycols,	adjuvants, moisteners, detergent
	alkanolamides, betaines, sulphosuccinates, block	bases
copolymers EO/PO

Agricultural chemicals	Ethoxylated fatty amines, ethoxylated	Emulsifiers, moisteners,
	alkylphenols, alkyl ether sulfates, blends,	dispersants, humectants
naphthalene sulfonate, ethoxylated vegetable oil,
copolymers EO/PO

Cosmetics	Alkyl sulfates, alkyl ether sulfates, betaines,	Emollients, densifiers,
	ethoxylated fatty alcohols, polyethyleneglycols,	emulsifiers, foam stabilizers,
	alkanolamides, ethoxylated sorbitan esters,	adjuvants, moisteners, detergent
sorbitan fatty esters

Foods	Sorbitan fatty esters, ethoxylated sorbitan esters	Emulsifiers, stabilizers,
	Emulsifiers, stabilizers, dispersants	dispersants

Textiles	Ethoxylated alkylphenols, ethoxylated fatty	Antistatic agents, lubricants,
	alcohols, ethoxylated vegetable oils, ethoxylated	softeners, emulsifiers,
	fatty amines Antistatic agents, lubricants,	antifoamers, mercerizing
	softeners, emulsifiers, antifoamers, mercerizing	additives, humectants, low foam
	additives, humectants, low foam detergents	detergents

Leather	Ethoxylated alkylphenols, polyethyleneglycols,	Depilatory agents, degreasers,
	naphthalenes, sulfonates	dispersants, softeners, synthetic
tannins
Oil field chemicals	Block copolymers EO/PO, condensed	Dispersants, surfactants,
	naphthalenes, sulphonates, sorbitan fatty esters	emulsion preventers

     Domestic sales. The Brazilian petrochemicals industry seeks to prioritize demand from the domestic market, where there is greater value added, although sales are also made to the overseas market. While Oxiteno sells the larger part of its commodities and specialty chemicals in Brazil, production capacity exceeds domestic market demand, with Oxiteno exporting surplus production to more than 48 countries in Asia, Latin America, Europe and North America. Oxiteno maintains production capacity above local demand for strategic reasons. For the years ended December 31, 2004, 2003 and 2002, 32%, 34% and 30% of Oxiteno’s net sales and services, respectively, were from exports. For the years ended December 31, 2004, 2003 and 2002, 34%, 40% and 39% of Oxiteno’s volume, respectively, were from exports.

     In the Brazilian market, mono-ethylene glycol, or MEG, produced by Oxiteno, is sold mainly to chemical companies that manufacture polyester fiber, which is used to produce a variety of fabrics, and is also sold to producers of polyethylene terephthalate, or PET, which is a polymer used to make packaging, such as soft drink bottles. The polyester market constitutes the single most important market for Oxiteno’s products representing approximately 24% of its sales in 2004. The remainder of Oxiteno’s domestic sales are made to roughly ten different industry segments, from chemical industries to cosmetics and leather.

      The following table shows Oxiteno’s domestic market sales volume by market segment for the period indicated:

	Year Ended December 31,

Market sector	2004	2003	2002

	(in thousand metric tons)

Polyester (fabrics and PET)	83.0	72.7	74.1
Paints and varnishes	16.9	15.2	16.6
Chemical Industries	34.0	26.5	24.0
Detergents	25.3	18.9	19.2
Hydraulic fluids	26.1	24.0	21.6
Agricultural chemical	38.5	19.5	12.4
Resins	20.8	16.9	18.2
Cosmetics	13.8	15.7	16.5
Leather	12.2	13.2	11.6
Textiles	6.0	5.4	5.3
Food	2.8	3.0	2.7
Distributors	47.8	40.0	28.0
Others (1)	14.2	12.0	13.5

Total domestic market	341.4	283.0	263.7

(1) Includes catalyzers, civil construction, pharmaceutical and veterinary product manufacturers.

     Many of Oxiteno’s product prices in the Brazilian market are set by reference to international contract prices in U.S. dollars, as they are commodity chemicals, although the prices are denominated in reais. Sales are made on a negotiated basis rather than pursuant to long-term written contracts. In the case of specialty chemicals, which meet the requirements of particular customer needs, therefore having higher value added, and which are not always subject to ready substitution by imports, Oxiteno’s pricing is more flexible.

     Export sales. Oxiteno’s export sales are made principally to customers in the Far East and in the Mercosur region. In the Far East, Oxiteno exports principally to South Korea, China and Taiwan.

     The following table sets forth Oxiteno’s sales by volume for each geographic market served by Oxiteno in the periods indicated:

	Year Ended December 31,

Market	2004		2003		2002

	(in thousand metric tons and percentage of the total)

Mercosur (not including Brazil )	72.8	41%	53.3	28%	33.1	20%
Remainder of Latin America	6.5	4%	4.5	2%	3.9	2%
NAFTA	8.5	5%	12.5	7%	11.9	7%
Europe	11.0	6%	21.6	11%	40.0	23%
Africa	6.0	3%	7.7	4%	6.7	4%
Far East	54.5	31%	87.3	46%	72.8	43%
Pacific Region	1.2	1%	2.1	1%	1.2	1%
Middle East	0.5	0%	1.1	1%	0.1	0%

CANAMEX (1)	15.8	9%	1.0	0%	0	0%

Total	176.8	100%	191.1	100%	169.7	100%

(1) Canamex sales volume to the local market (Mexico) and exports

     Oxiteno exports a wide variety of chemical products including glycols, MEK, ethoxylated alkylphenols, glycol ether acetates, glycol ethers, ethanolamines, ethoxylated fatty amines and other ethoxylated products.

     With the acquisition in December 2003 of Canamex, a Mexican specialty chemicals company, Oxiteno expects to establish a growing presence in the Mexican market for specialty chemicals and create a distribution platform for its product sales to the United States. Canamex has two production units, manufacturing principally ethoxylates, which were operating at 25% production capacity on the acquisition date due to serious financial difficulties being faced by Canamex. Currently, most of Canamex’s sales are destined to the domestic Mexican market, largely for the food and textile segments. The remaining sales volume is exported, mainly to the United States.

     For the year ended December 31, 2004, Canamex’s sales volume of 15,764 tons was incorporated in Oxiteno’s results.

     In most cases, Oxiteno’s sales prices for its commodity chemicals in the domestic and export markets are based on international contract prices rather than international spot prices. International contract prices are fixed by reference to published data regarding the price at which industry participants have sold the relevant product.

     In general, Oxiteno’s operating margins on products sold in the international market are lower than operating margins for similar products sold in the domestic market. Nevertheless, Oxiteno deems it important to maintain a presence in international markets. Oxiteno intends to shift sales to the domestic market as local demand for its products increases, but will continue to export and will maintain its presence in the international market.

     Customers. Oxiteno’s most important customers for its commodity chemicals are chemical companies, surface coating producers and polyester producers. In turn, the customers for specialty chemicals comprise a variety of industrial and commercial enterprises including brake fluid distributors, agrochemical producers, manufacturers of food additives and manufacturers of detergents and cosmetics. Oxiteno believes that by distributing its products to a variety of markets it is able to protect itself, to a certain extent, from the effects of a decrease in economic activity in any particular market.

     Oxiteno’s principal customers in the domestic market include Mossi-Ghisolfi (formerly Rhodia Ster), which principally purchases ethylene glycols, Clariant S.A., which principally purchases ethylene oxide and ethoxylated products, and Indústrias Gessy Lever Ltda (Unilever), which principally purchases surfactants. In 2004, Oxiteno’s ten largest customers in the domestic market accounted for 28% of total market revenues, including exports. No single customer accounted for more than 10% of Oxiteno’s domestic market revenues. In the international market, Oxiteno sells both to industrial customers, including Voridian Argentina S.R.L., Unilever de Argentina S.A. and Cognis S.A., as well as trading companies and other third-party distributors. Oxiteno’s largest customer in the international market is Oxyde Chemicals, Inc., a major European trading company for glycol, which accounted for approximately 7% of total market revenues in 2004. In the same period, only three other customers individually accounted for more than 10% of Oxiteno’s sales in the international market.

     Competition. Oxiteno competes largely with imported products. Since 1990, it has had to operate in an increasingly competitive environment due to imports from international and transnational petrochemical industries. As imported products are mostly commodity chemicals, competition is based principally on price. Importers incur additional costs when selling their products in the Brazilian market, due to import tariffs which generally range between 12% and 14%, and additional freight charges. However, factors such as product quality, timely delivery, reliability of supply and technical service and support are also important competitive factors. Because it is a local producer, Oxiteno believes it has a particular competitive advantage over imports with regard to timely delivery and reliability of supply.

     In the case of specialty chemicals, Oxiteno competes primarily with other Brazilian producers (which buy ethylene oxide from Oxiteno) and pricing is a less decisive competitive factor than with true commodity chemicals, while conformity with specifications, product performance and reliability of service are comparatively more important. Access to technology and research and development are important factors with regard to conformity to specifications and product performance, especially in the development of new products to meet customers’ needs. As Oxiteno’s competitors have research and development resources, Oxiteno’s strategy involves ensuring access to technology through its own research and development activity, licensing and joint ventures, if appropriate opportunities become available.

     Oxiteno’s principal competitors are Shell Brasil Ltda., Exxon Mobil Química Ltda., Dow Brasil S.A., Lyondell Química do Brasil Ltda., Cognis Brasil Ltda., Clariant S.A. and BASF S.A.

     Research and development. Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. As of December 31, 2004, 105 employees of Oxiteno were engaged in research and development and engineering activities. Oxiteno’s research and development expenditures in 2004, 2003 and 2002 were R$15.3 million, R$13.4 million and R$11.4 million, respectively. In 2004 Oxiteno founded its own “Science and Technology Council”, with six of the world’s major specialists in tensoactives being members. The Council, which first met from December 7 to 10, 2004, analysed critically the company’s research and development projects portfolio, as well as the methodology used. Many of these recommendations will enable the company to increase its efficiency in research and development, as well as enlarge its partnerships with international entities.

     Raw materials. Oxiteno’s principal raw material is ethylene. For the year ended December 31, 2004, ethylene was responsible for 52% of Oxiteno’s variable costs of production and approximately 46% of its total cost of sales and services. Among Oxiteno’s other raw materials, the principal include C4, ethyl, butyl and lauryl alcohols, oxygen, acetic acid and rafinate II.

     Supply of ethylene constitutes an obstacle to entry for new ethylene oxide producers in the country since the current production capacity of ethylene by Brazilian crackers is committed to existing second generation companies, including Oxiteno, and significant investments are needed for the construction of a new cracker. Ethylene is difficult and expensive to transport and store because it must be kept at a temperature below -200 degrees Fahrenheit (-100 degrees Celsius) during transportation and storage, therefore importing and exporting of ethylene is generally uneconomical. Accordingly, the naphtha crackers, including Braskem and PQU, are largely dependent for their sales upon the second generation petrochemical companies, such as Oxiteno, located in the respective petrochemical complexes. However, ethylene oxide derivatives are regularly imported by the major international petrochemical companies and by international and domestic trading companies.

     Ethylene supply. Ethylene is used for the production of ethylene oxide at the Camaçari plant and the Mauá plant. Braskem and PQU supply all of Oxiteno’s ethylene requirements for the Camaçari plant and Mauá plant, respectively, through pipelines, thus minimizing the costs of delivery of ethylene and helping to ensure the reliability of supply. See “Item 10B. Business Overview—Petrochemicals and chemicals—Overview of the sector and applicable regulations.”

     Oxiteno has a long-term, non-exclusive contract with Braskem relating to the volume of ethylene to be supplied to, and purchased by Oxiteno to be used in its Camaçari plant. This contract will expire in 2012. The contract is automatically renewed for additional periods of 5 years, unless one of the parties elects not to renew the contract by giving 36 months advance notice. Pursuant to its terms, Braskem is required to supply Oxiteno with up to 197,000 tons of ethylene per year, and Oxiteno is required to purchase at least 138,000 tons per year. By October 30 of each year, Oxiteno must inform Braskem of its desired purchase volume for the next year, within minimum and maximum limits established by the agreement. This volume must be confirmed by Braskem by December 10 of the given year. The contract does not provide a price for the ethylene, but provides that the price will be negotiated between the parties from time to time and will be the same for all buyers of ethylene. The price is currently established pursuant to a margin sharing mechanism between Braskem and its customers, including Oxiteno. Oxiteno must obtain Braskem’s consent in order to sell any excess ethylene. The ethylene supply contract with Braskem also provides ethylene specifications, method of delivery and the measurement of the volumes supplied. In the case of PQU, Oxiteno, like other purchasers from PQU, does not have a long-term contract relating to the volume or price of ethylene supplied.

     Oxiteno does not maintain any significant storage of ethylene and any unexpected interruptions in supply from the crackers would have an immediate impact on Oxiteno’s production. The last unexpected interruption in the ethylene supply was in 1993, due to a pipeline fire that affected the naphtha delivery from Petrobras to Braskem, which caused a shutdown in the naphtha cracking operations, resulting in a 14-day shutdown in the Camaçari plant’s operations.

     First generation petrochemical companies undergo scheduled maintenance stoppages. Oxiteno anticipates these stoppages by building up inventory and provisioning costs. Oxiteno also uses these planned stoppages for regular maintenance work on its own plants and eventual substitution of catalyzers or for expansion in installed capacity. During the first half of 2002, there was a planned stoppage at Braskem’s pyrolysis I unit for expanding installed ethylene capacity. Consequently, in the first quarter 2002, Oxiteno’s ethylene quota was reduced by 32% as compared to the first quarter of 2001. In addition, problems involving the start-up extended the plant stoppage beyond schedule, restricting the volume of ethylene supplied in the second quarter of 2002 to 22% of the second quarter of 2001 volumes. In the second half of 2002 supplies were normalized. In July 2002, PQU shut down its plant for a scheduled stoppage, the first time in six years. Braskem’s last scheduled downtime was in January 2004 and there were no problems in the re-start.

     Price of ethylene. The price of ethylene supplied by Braskem to Oxiteno for the production of goods to be sold in Brazil is determined by a margin sharing mechanism established in March 1997, and is the same for all of Braskem’s ethylene customers. Prior to March 1997, the price of ethylene was negotiated between Braskem and its ethylene customers on a monthly basis.

     Under the margin sharing mechanism, the price paid for ethylene depends upon the weighted average market price charged by the ethylene customers in the Brazilian market during the previous month for a basket of goods derived from ethylene. The weight of each product in the basket depends upon the relative proportion of the total supply of ethylene used in the production of such product as compared with the other products in the basket. Certain cost elements are then deducted from the weighted average price. The remaining “margin” after the deduction of such cost elements from the average weighted price is shared between Braskem and the ethylene customers based on the respective investment of Braskem and such customers. The respective investments are calculated based on U.S. benchmarks rather than the actual investments of the parties.

     A different margin sharing mechanism is currently in place with respect to products produced from ethylene for the export market. Under this arrangement, the price paid for ethylene depends upon the gross margin of each export transaction of Braskem’s customers. Subject to certain limits, the resulting margin is divided by 45% for Braskem and by 55% to the exporters.

     The following table shows Braskem and PQU listed prices for ethylene per metric ton for the periods indicated (period averages, except for maximum and minimum prices):

	Braskem	PQU

	(R$/ton)
2004

First Quarter	1,970.33	1,981.67
Second Quarter	2,155.00	2,259.67
Third Quarter	2,395.67	2,463.33
Fourth Quarter	2,713.39	2,835.12
Maximum Price	2,925.18	2,933.35
Minimum Price	1,752.00	1,760.00
Year Average	2,308.60	2,384.95
2003

First Quarter	1,944.00	2,009.33
Second Quarter	2,036.33	2,060.00
Third Quarter	1,555.33	1,703.33
Fourth Quarter	1,610.00	1,670.00
Maximum Price	2,439.00	2,280.00
Minimum Price	1,523.00	1,640.00
Year Average	1,786.42	1,860.67
2002

First Quarter	1,099.67	1,160.00
Second Quarter	1,263.67	1,268.67
Third Quarter	1,360.67	1,389.00
Fourth Quarter	1,716.33	1,671.33
Maximum Price	1,900.00	1,719.00
Minimum Price	1,056.00	1,134.00
Year Average	1,360.08	1,372.25

     As naphtha accounts for approximately 68% of total costs of ethylene production, fluctuations in the price of naphtha strongly influence fluctuations in the price of ethylene. Because the main determinant of the price of naphtha is the price of crude oil, the price of naphtha, and thus ethylene, is subject to fluctuations based on changes in the international oil price. The increases in the price of ethylene could affect Oxiteno’s competitiveness in the petrochemical market. See “Item 3D. Risk factors—Risks relating to Ultrapar.”

     The current price for naphtha paid by Brazil’s naphtha crackers is negotiated between those crackers and Petrobras and is currently determined using a formula that leads to a domestic naphtha price that is approximately U.S.$ 8.5/ton lower or 2% lower than the international reference price. See “—Industry and regulatory overview.”

     Other raw materials. For the year ended December 31, 2004, other raw materials, principally oxygen, lauryl alcohol, ethanol, C4, butyl alcohol, acetic acid, alcohol, nonene, phenol, primary fatty amine, fuel oil and LAB accounted for approximately 32% of Oxiteno’s variable costs and 28% of its total costs of sales and services.

     Oxiteno generally obtains these other raw materials from a variety of sources, except for phenol, which Oxiteno purchases principally from a single supplier, Rhodia Poliamida Especialidades Ltda.

     Utilities. Steam, electric power and natural gas are the main utilities required for Oxiteno’s production. Part of the electricity and steam used by Oxiteno is generated internally and part is purchased from electricity companies and third-party suppliers of steam in the regions where Oxiteno’s plants are located. Natural gas is purchased from local companies.

     Tax exemption status. Pursuant to legislation which provides tax relief for industries located in the northeast region of Brazil, Oxiteno benefits from an income tax exemption on operating profits from sales of its products at the Camaçari plant through 2006. Tax exemptions amounted to R$81.9 million, R$44.0 million and R$36.1 million for the years ended December 31, 2004, 2003 and 2002, respectively. Given the modernization and expansion of our plant, we intend to renew with the tax authorities a reduction of 75% income tax from 2007 to 2013. If this benefit is not obtained, after 2006 the income resulting from the Camaçari plant operation will continue to benefit from a partial income tax exemption, resulting in an income tax rate of 19% until 2008 and 22% until 2013. After 2013, Oxiteno will be liable for the full tax rate, currently 25%. We can not guarantee that there will be no amendments to the current tax legislation. For further information see Note 21 to our consolidated financial statements.

     Maintenance and quality control. Oxiteno carries out a program of preventive maintenance at each of its plants and uses statistical analysis to help predict production problems. The stoppages due to the maintenance program take place at the same time as the stoppages for the change of the ethylene oxide catalyst. In the case of the ethylene oxide and ethylene glycol units at the Mauá and Camaçari plants, which have continuous production processes, maintenance is preferably scheduled for periods when the relevant cracker, which supplies ethylene to the plant, is scheduled to be shut down for maintenance. Each cracker is typically shut down for maintenance for a period of approximately 20 days every 36 to 48 months. The same happens to the Triunfo plant, which receives butane from Copesul. In the case of the other production units at such plants and the Tremembé plants, maintenance is performed during scheduled breaks in production. Oxiteno uses its own employees for specialized maintenance and uses third-party contractors for routine maintenance. In addition, Oxiteno has a team of employees responsible for quality control that operates continuously.

     Health, safety and environmental matters. Oxiteno continuously monitors its compliance with federal, state and municipal legislation applicable to its various places of operation. In accordance with applicable law, Oxiteno is strictly liable for losses and damages of an environmental nature. See “—Industry and regulatory overview.”

     Each of Oxiteno’s plants is licensed by the competent environmental authorities. Licenses granted are valid for a fixed period of time and then must be renewed. The other terms of the licenses vary according to the applicable legislation and to the periodic inspections performed by environmental authorities.

     Waste products from Oxiteno’s industrial plants are discharged in accordance with legal requirements. Effluents are discharged and treated in Oxiteno’s own treatment centers or by petrochemical complexes where it has activities. Oxiteno seeks to reprocess solid waste products in cement furnaces. Where reprocessing is not possible, these products are incinerated or deposited in landfills owned by Oxiteno. Oxiteno periodically monitors these discharge areas and to date there are no significant liabilities.

     Oxiteno’s health and safety indicators are comparable to relevant international standards and are a priority in Oxiteno’s activities and in the action plans for the upcoming years.

     In March 2002, Oxiteno obtained an SA 8000 certification, which establishes the parameters for a Quality Management System Focused on Social Responsibility. This certification covers various matters, including health, safety, labor relations and compliance with the current legislation.

     In addition to the legal requirements, Oxiteno intends to voluntarily comply with other requirements, such as those related to the Responsible Care Program, issued by ABIQUIM, the Brazilian Chemical Industries Association, which sets forth international standards for environmental protection and occupational health as well as safety measures to be followed by chemical product producers.

Logistics of Chemical Products and Fuels

   Ultracargo

     Ultracargo is a leading provider of integrated logistics for chemical products and fuels in Brazil. Ultracargo’s main differential is to integrate different modals – road transportation facilities to storage facilities through warehousing at port terminals and rail junctions for the handling of chemical products and fuels. Transportation services include integrated multimodal transportation as well as the receiving and dispatching of customer’s goods.

Ultracargo also offers ship loading and unloading services, the operation of pipelines, logistics programming and installation engineering. Ultracargo is the only company in the Brazilian market to offer integrated transport and bulk liquid and liquefied storage services to the petrochemical industry. Ultracargo’s ten largest clients accounted for 77% of its revenues in 2004, with its three largest clients, Braskem, Ultragaz and Air Liquide accounting for 21%, 12% and 10%, respectively, of Ultracargo’s revenues.

     Ultracargo’s strategic location of its operations, close to the main Brazilian port terminals, railroad junctions and roads, is one of the company’s main strengths and a key driver of integrated services profitability. In 2004, Ultracargo accounted for approximately 71% of all tank capacity for liquids at the Aratu Terminal in the State of Bahia, which serves South America’s largest petrochemicals complex. The company is also present in the port of Santos, in the state of São Paulo, responsible for approximately 27% of the Brazilian foreign trade (US$ 159 billion in 2004). In 2004, aiming at benefiting from the location and the integration between modals, Ultracargo inaugurated two new intermodal terminals. The Tatuí Intermodal Terminal has been designed to store petrochemical resins coming by railroad from the Triunfo Petrochemical Complex, for subsequent road distribution throughout the state. The Montes Claros Intermodal Terminal integrates storage, rail and road systems and has been designed as a secondary distribution point for fuel distribution companies.

     In 2004, Ultracargo operated a fleet of approximately 529 tanker trucks and, as of December 31, 2004 had a storage capacity of 207,151 cubic meters and 11,200 square meters.

     Ultracargo’s history is one of pioneering logistics solutions in the Brazilian market. Ultracargo implemented a radar operated tank measurement system in 1996, increasing the safety of product loading and unloading. In addition, Ultracargo has introduced web-based systems allowing customers to monitor transportation and storage. This includes services such as e-cargo for producing customized reports and monitoring operations in real time and estoque.net, for consulting inventory positions— accessed through any Internet-enabled computer, which permits clients to effectively participate at all stages of transportation and storage.

     Transportation. Ultracargo’s principal market for transportation is the chemical industry, for which transportation is provided by trucks between and among port terminals and first, second and third generation petrochemical companies operating at the various petrochemical complexes. Ultracargo has been establishing long-term relationships with key companies in the chemical industry, and provides its services on a negotiated basis with each individual customer.

     Ultracargo, through a fleet of tanker trucks, offers transportation services for LPG and chemical products in several major industrial regions in Brazil, as well as transportation services to Chile and Argentina. In 2004, Ultracargo operated a fleet of approximately 529 trucks and, in the years ended December 31, 2004, 2003 and 2002, transported approximately 2.6 million, 2.4 million and 2.5 million tons, respectively.

     In the LPG distribution industry, Ultracargo provides transportation from Petrobras’s facilities to filling stations of the distributors and between the distributors and their final industrial clients, although in this case, on a reduced scale.

     In 1997, Ultracargo began operating in the market for bulk transportation of solid chemical products, an important sector of the transport business in the domestic market in which products are transported utilizing special silos and semi-trailers. Ultracargo believes that there are good opportunities for growth in this market. For the year ended December 31, 2004, Ultracargo transported approximately 364,000 tons of solid chemical products which accounted for approximately 16% of Ultracargo’s revenues in this period.

     Transportation regulation. Ultracargo’s principal market for transportation is the chemical industry. Therefore, besides the general Brazilian transports regulation (National Code of Traffic—Law 9,503/1997), Ultracargo is subject to specific legislation that rules the transportation of hazardous products, mainly Decree 96,044/88 and Portaria 204 of the Ministry of Transportation. According to these regulations vehicles that transport hazardous materials must have clear indication of what kind of products they are transporting as well as carry symbols identifying that the material is inflammable. The vehicle is also subject to INMETRO— Instituto Nacional de Metrologia, Normalização e Qualidade Industrial—inspection every three years in order to attest that it complies with the current legislation. The regulation also provides specific rules regarding parking, travel itinerary, documentation and emergency procedures. Violations to the legislation are subject to monetary fines and cancellation of the registry for products transportation.

     Storage. Ultracargo provides storage facilities to Braskem and most of the second-generation petrochemical companies in the Northeastern Petrochemical Complex, including Oxiteno. Transactions between Ultracargo and Oxiteno are carried out strictly on an arm’s-length basis. At the end of 2003, Ultracargo maintained five storage terminals—in Aratu and Camaçari in the state of Bahia, in Paulínia and Santos in the state of São Paulo, and in Suape in the state of Pernambuco. In early 2004, Ultracargo completed construction of an intermodal terminal in Tatuí in the state of São Paulo and later in the year inaugurated another in Montes Claros, in the state of Minas Gerais.

     The completion of the Santos Intermodal Terminal, constructed in partnership with Crystalsev and Cargill/ Coinbra, is scheduled for the second half of 2005. Ultracargo’s investment in this terminal is budgeted at approximately R$80 million and has an occupied area of approximately 64,000 square meters and a total of 33,500 cubic meters of tankage space for chemical products. Crystalsev and Cargill/ Coinbra are to invest in tankage space for 40,000 cubic meters of alcohol and 38,000 cubic meters of vegetable oils, respectively. This project will be Ultracargo’s second port installation to integrate road, rail and maritime transportation systems, the first being Aratu.

     We believe that Ultracargo is the second largest company in Brazil providing chemical product and fuel storage, having in 2004 approximately 21% of the total domestic tankage capacity for chemical products.

     Tax exemption status. Pursuant to legislation which offers tax relief to industries located in the northeast region of Brazil, Ultracargo enjoys a 75% reduction in income tax on the total operating profits from its Aratu terminal as well as an exemption on operating profits from acetic acids and butadiene product storage activities at the Suape Terminal, valid through 2012 and 2005, respectively. For the years ended December 31, 2004, 2003 and 2002, tax breaks totaled R$4.2 million, R$4.7 million and R$2.0 million, respectively. We cannot assure you that there will be no amendments to the current legislation. For further information see Note 21 to our consolidated financial statements.

     Quality. In 2003, Ultracargo was reevaluated by SASSMAQ (Safety, Health, Environment and Quality Evaluation System), a program from ABIQUIM, the Brazilian Chemical Industries Association, as part of the Responsible Care Program. We were the first Brazilian company in the sector to go through this evaluation process. The purpose of the system is to ensure that service providers in this industry comply with the technical standards required by the chemical industry, thus reducing the risks in transportation and distribution. In addition, all the units have adapted their Quality Management System to ISO 9001:2000, in a process based on the continual upgrading and the servicing of specific customer needs.

Insurance

      We maintain insurance policies covering a number of risks to which we believe we are exposed.

     Our third party insurance covers each of our companies and comprises two policies: one policy covers minor events and has a limit of R$1.0 million and the other covers possible events of a more serious nature and has a limit of U.S.$ 150.0 million.

     We believe that this insurance covers, in all material respects, the risks to which we are exposed and is in line with industry standards in Brazil.

C. Organizational Structure

      The following chart shows our current organizational structure(1) for our principal subsidiaries:

(1)	Percentages represent approximate ownership of voting share capital and total capital (voting capital/total capital)

(2)	Minority participations in Utingás are mainly held by Liquigás Distribuidora S.A. and SHV Gas (31% and 7% of voting capital, respectively).

     We conduct LPG distribution through our wholly-owned subsidiary, Ultragaz. Ultragaz operates through its four primary subsidiaries, Companhia Ultragaz S.A., Bahiana, SP Gás and Utingás. The first three companies operate in the filling and distribution of LPG cylinders. Bahiana operates primarily in the northeast region of Brazil, and Companhia Ultragaz and SP Gas serve the rest of Brazil. Utingás is an LPG storage company, with facilities in the states of São Paulo and Paraná.

     We conduct petrochemical and chemical activities through our wholly-owned subsidiary, Oxiteno. Oxiteno operates in the petrochemical and chemical sector directly and through its subsidiaries, Oxiteno Nordeste S.A. and Canamex. Oxiteno operates two plants located in the state of São Paulo, and Oxiteno Nordeste operates one plant in Camaçari, in the state of Bahia, and a second plant in Triunfo, in the state of Rio Grande do Sul. We acquired Canamex, which has two plants in Mexico, in December 2003.

     We conduct chemical products and fuel logistics through our wholly-owned subsidiary, Ultracargo, which operates through its subsidiaries Transultra and Tequimar. Transultra provides transportation services throughout Brazil, as well as in Argentina and Chile. Tequimar maintains storage facilities at four port terminals located near two of the main petrochemical complexes in Brazil: Camaçari and São Paulo.

D. Property, Plants and Equipment

Ultragaz

     Plants. Ultragaz’s LPG distribution network includes 16 filling plants. LPG is carried to the filling plants either via gas pipelines from Petrobras’ installations, or by tanker truck. When LPG transportation is via gas pipeline the bases are known as primary and when transportation is via tanker truck, the bases are known as secondary. Ultragaz also operates LPG storage bases, known as satellite bases for supplying our trucks. Ultragaz maintains storage facilities for LPG cylinders and satellite bulk distribution plants at strategic locations in order to maintain supplies closer to its customer bases and thus to reduce transportation costs. Substantially all of the LPG transported by truck from Petrobras to Ultragaz’s secondary plants is transported by Ultracargo’s fleet of tanker trucks on an arm’s length basis. LPG is stored in the filling plants in large LPG storage tanks with a capacity of 60 tons per tank. In the case of LPG to be delivered in bulk, the LPG is pumped directly from the storage tanks into the bulk tankers. In the case of LPG to be delivered in cylinders, the LPG is pumped from the storage tanks into a number of filling heads, which deliver the LPG cylinders.

     The following table sets forth the total storage capacity, total filling capacity (assuming one 8-hour shift per day) during 2004 and the 2004 average filling utilization for each of Ultragaz’s primary and secondary filling stations and satellite stations.

Base	Type	Total storage capacity	Filing capacity	2004 average filling utilization rate

		(in tons)	(in tons per month)
Capuava	Primary	720	13,136		94%
Santos	Primary	960	3,727		78%
São José dos Campos	Primary	960	5,164	*	104%
Rio de Janeiro	Primary	480	7,355		96%
Barueri	Secondary	1,500	4,200	*	123%
Araraquara	Satellite	60
Mauá	Satellite	720
Pouso Alegre	Satellite	60

Paulínia	Primary	1,488	11,786		81%
Araucária	Primary	240	9,677		79%
Canoas	Secondary	720	4,650		79%
Betim	Secondary	1,080	4,600	*	106%
Ribeirão Preto	Secondary	180	3,950	*	126%
Goiânia	Secondary	360	3,620		82%
São José do Rio Preto	Satellite	60
Araçatuba	Satellite	180
Bauru	Satellite	60
Cascavel	Satellite	120
Londrina	Satellite	60
Blumenau	Satellite	60
Chapecó	Satellite	60
Florianópolis	Satellite	60
Joinville	Satellite	60
Caxias do Sul	Satellite	60
Joaçaba	Satellite	60
Dois Vizinhos	Satellite	60
Ponta Grossa	Satellite	60
Sorocaba	Satellite	120

Base	Type	Total storage capacity	Filing capacity		2004 average filling utilization rate

		(in tons)	(in tons per month)
Mataripe	Primary	1,270	10,550		96%
Suape	Primary	480	3,844	*	101%
Caucáia	Secondary	300	4,288		93%
Aracajú	Secondary	240	4,259		64%
Ilhéus	Secondary	360	3,000		85%
Maceió	Satellite	692
Juazeiro	Satellite	60
João Pessoa	Satellite	60
Pirajá	Satellite	60

Total		14,130	97,806		92%

*	These bases operated above capacity with more than one 8-hour shift per day.

     In addition, Ultragaz maintains headquarters in the city of São Paulo and regional offices in the areas in which it operates. Ultragaz also maintains 90 retail stores.

Oxiteno

     Oxiteno has four plants in Brazil: Camaçari, in the northeast complex, the Mauá plant in the São Paulo complex, the Triunfo plant in the southern complex and the Tremembé plant in the state of São Paulo.

      The following table sets forth the current ethylene oxide production capacity of Oxiteno’s plants in Brazil:

Units	Capacity

(in tons per year)
Camaçari	260,000
Mauá	52,000
Tremembé	—
Triunfo	—

Total	312,000

     Ethylene oxide is primarily an intermediate material used in the production of ethylene oxide derivatives—only approximately 4% of Oxiteno’s sales volume in the year ended December 31, 2004 were ethylene oxide. Therefore, the total production capacities of a plant may not be determined by adding the capacities of ethylene oxide and its derivatives.

     Camaçari plant. The Camaçari plant, located in the Northeast Complex, was built by Oxiteno and commenced production in 1978. The Camaçari plant produces ethylene oxide and ethylene oxide derivatives, such as ethylene glycols, ethanolamines, glycol ethers and ethoxylated derivatives. In July 1997, a major modernization of this plant was completed adding 105 thousand tons of ethylene oxide capacity.

      The following table sets forth the production capacity of the Camaçari plant for each of its principal products.

Units	Capacity

(in metric tons per year)
Ethylene oxide	260,000
Ethylene glycols	285,000
Ethanolamines	45,000
Glycol ethers	25,000
Ethoxylated derivatives	130,000

      In 2004, the Camaçari plant operated at approximately 93% of its production capacity.

     As Oxiteno’s capacity for ethylene oxide derivatives exceeds its ethylene oxide production capacity, Oxiteno can not produce the maximum amount of each derivative product in any year and, accordingly, actual production of ethylene oxide derivatives is less than its capacity showed in the table above and in the tables immediately following.

     However, the excess production capacity of ethylene oxide derivatives provides a degree of operating flexibility which enables the company to switch production partially to products, re-manage its ethylene oxide output for derivative products depending on relative demand, mitigating the effects of reductions in demand for certain products resulting from downturns in the petrochemical business cycle.

     Mauá plant. The Mauá plant, located in the São Paulo Complex, was the first plant built by Oxiteno and commenced production in 1974. The Mauá plant has process units for ethylene oxide, ethylene glycols, glycol ethers, glycol ether acetates, natural alcohols and ethoxylated derivatives. In addition to the production units, the plant has drumming, storage, warehouse and maintenance facilities and also houses Oxiteno’s principal research and development laboratory.

     The following table sets forth the current production capacity of the Mauá plant for each of its principal products.

Units	Capacity

(in metric tons per year)
Ethylene Oxide	52,000
Ethylene Glycols	25,000
Glycol Ethers	40,000
Acetates	32,000
C4+C5 Alcohols	10,000
Ethoxylated Derivatives	25,000
Alkylation	17,000
Esterification	4,000
Emulsification	3,000
Hydraulic fluids	30,000

      In 2004, the Mauá plant operated at approximately 88% of its production capacity.

     Tremembé plant. The Tremembé plant, located at Bairro dos Guedes, Tremembé, in the state of São Paulo, has three principal production units, a sulfonation/sulfation unit and two multipurpose units. The Tremembé plant commenced production in 1970 and was subsequently acquired by us in 1985.

      The following table shows the current capacity of the principal units at the Tremembé plant

Units	Capacity

(in metric tons per year)
Esterification	10,000
Specialties	12,000
Sulfonation/Sulfation	30,000
Betaines	10,000
Hydraulic fluids	3,000
Naphthalenes Sulfonates	5,000

      In 2004, the Tremembé plant operated at approximately 72% of its production capacity.

     Triunfo plant. The Triunfo plant is located in the Southern Complex. The Triunfo plant was built by Oxiteno and started production in October 1989. The Triunfo plant has two process units, one for the production of secondary butyl alcohol, which is used in the production of MEK, and one for the production of MEK.

      The following table shows the current capacity of the principal units at the Triunfo plant.

Units	Capacity

(in metric tons per year)
Methyl-ethyl-ketone (MEK)	35,000
Sec butyl alcohol	40,000

      In 2004, the Triunfo plant operated at approximately 100% of its production capacity.

     With the acquisition of Canamex in December 2003, Oxiteno acquired two specialty chemical plants in Mexico. As of December 31, 2004, the Coatzacolacos plant has a production capacity of 30,000 tons per year of ethoxylates and the Guadalajara plant has a production capacity of 24,000 tons per year of specialty chemicals. In December 2004, the Guadalajara and the Coatzacoalcos plants operated at approximately 50% and 65% of their production capacity, respectively.

      The following table sets forth Oxiteno’s overseas production plants:

Units	Capacity

(in metric tons per year)
Ethoxylated derivatives—Coatzacoalcos plant	30,000
Ethoxylated derivatives—Guadalajara plant	12,000
Esterification—Guadalajara plant	12,000

Ultracargo

     The following tables set forth the principal products stored at, and the storage capacity of, Ultracargo’s plants at December 31, 2004, and the average utilization of Ultracargo’s plants during 2004.

Plant	Capacity (in cubic meters)	Average utilization %	Product Lines

Aratu (Bahia)	151,600	96%	Glycols, aromatics, acrylates, acrylonitrile, EDC, TDI, normal paraffins, linear alkyl benzene (LAB), linear alkyl sulphonate-LAS, methanol, ethers, alcohols, caustic soda, vegetal oil, fuels

Suape (Pernambuco)	34,850	100%	Fuels, VAM, acetic acid, styrene, butadiene

Santos (São Paulo)	10,220	100%	Vinyl Chloride Monomer

Paulínia Granel (São Paulo)	1,881	100%	PET

Paulínia Químico (São Paulo)	8,600	100%	Phenol, LAB, LAS

Total	207,151	97%

Plant	Handling capacity (in cubic meters)	Handling Rate	Product Line

Montes Claros	20,000	61%	Fuels
Total	20,000	61%

Plant	Capacity (in square meters)	Average utilization %	Product Lines

Paulínia (São Paulo)	6,000	98%	PET (bag), poliethylene (bag), LAS
Tatuí (São Paulo)	2,400	19%	Poliethylene, polipropilene (bags)
Camaçari (Bahia)	2,800	100%	Poliethylene, polipropilene (bags)

Total	11,200	81%

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

     You should read this discussion together with our consolidated financial statements, including the notes thereto, and other financial information included elsewhere in this annual report and in conjunction with the financial information included under “Item 3A. Selected consolidated financial information.” Our consolidated financial statements have been prepared in accordance with Brazilian GAAP and the accompanying notes contain a description of the principal differences between such practices and U.S. GAAP, and a reconciliation to U.S. GAAP of net income for each of the three years in the period ended December 31, 2004 and shareholders’ equity for the periods ended December 31, 2004 and 2003. Our consolidated financial statements for the years ended December 31, 2004, 2003 and 2002 were audited by the independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes.

Overview

      Our three principal businesses are:

  the LPG distribution business, conducted by our wholly-owned subsidiary Ultragaz;

  the chemical and petrochemical business, conducted by our wholly-owned subsidiary Oxiteno; and

  logistical services for oil and chemical products, conducted by our wholly-owned subsidiary Ultracargo.

     Ultragaz sells LPG to the residential, commercial and industrial market segments. Oxiteno produces ethylene oxide and its principal derivatives, and is also a significant producer of specialty chemicals. It manufactures approximately 700 products used in various industrial sectors such as polyethylene terephthalate, or PET, packaging, polyester, textiles, paints, cosmetics and detergents. Ultracargo operates a fleet of trucks specializing in the transport of chemical products and fuels and maintains storage facilities at railroad junctions and port terminals.

Brazilian economic background

     Since most of our operating businesses are located in Brazil, we are significantly affected by Brazil’s economic and social conditions, including, but not limited to, gross domestic product, or GDP, growth rates, the domestic rate of inflation and exchange rate fluctuations.

     Gross domestic product. After the introduction of the real Plan in 1994, the Brazilian economy experienced some years of strong economic growth. However, in 1998, economic growth slowed down, followed by a sharp devaluation of the real and GDP increased by 0.8% in 1999. On the other hand, in 2000, Brazil’s GDP grew by 4.4% . In 2001, Brazil’s GDP grew by only 1.5%, largely due to the lack of energy supply, the terrorist attacks of September 11, and the Argentine crisis. In 2002, Brazil’s GDP grew by 1.5%, as a result of the political instability surrounding the presidential elections of October 2002, which caused foreign exchange rate devaluation, and an increase in interest rates, and undermined consumer confidence. In 2003, the GDP grew 0.5%, largely a reflection of the economic policy of holding the basic interest rate at high levels throughout the year as a means of controlling inflation. As government became more confident regarding inflation trends, interest rates were lowered, and Brazilian GDP grew by 4.9% in 2004. Our operations are significantly impacted by Brazilian GDP growth, specifically, sales of LPG to the commercial and industrial customers, Oxiteno’s sales to the domestic market and

Ultracargo’s logistics operations. In addition, sales of LPG to residential customers are affected by the level of household income.

     Inflation and currency fluctuations. Our cash operating expenses are substantially in reais and tend to increase with inflation. However, a significant portion of our costs of sales and services rendered are linked to the U.S. dollar and are not substantially affected by the Brazilian inflation rate. In addition, some of our real-denominated debt is indexed to take into account the effects of inflation. The inflation rate, as measured by the Índice Geral de Preços—Mercado, or IGPM, was 1.8% in 1998. The inflation rate increased to 20.1% in 1999 as a result of the devaluation of the real beginning in January 1999, and decreased to 10.0% in 2000 and 10.4% in 2001. In 2002, the inflation rate as measured by the IGP-M increased to 25.3%, reflecting the foreign exchange rate devaluation of 52.3%, largely due to uncertainties and risks inherent in the Brazilian presidential succession campaign. In 2003, the real appreciated 18% against the U.S. dollar, consequently diminishing inflationary pressures and resulting in an IGP-M of 8.7% . In 2004, the real appreciated further against the U.S. dollar and IGP-M for the year was 12.4% . From January 1 through May 31, 2005, the real ontinued to appreciate against the U.S. dollar and inflation increased by 2.2%. Future governmental actions, including actions to adjust the value of the real in relation to the dollar, may increase inflation.

     The principal foreign exchange risk we face arises from certain U.S. dollar denominated costs and expenses. Although a substantial part of our debt is dollar-denominated, it is currently hedged against currency devaluation through the use of various derivative instruments. Additionally, a significant part of our raw materials is also denominated or indexed to the U.S. dollar. A large part of our sales is denominated in reais, although prices in the chemical business are benchmarked to prices prevailing in the international markets and denominated in U.S. dollars. Hence, we are exposed to foreign exchange rate risks which could negatively impact our businesses, financial situation and operating results as well as our capacity to service our debt.

     The table below shows the inflation rate for the periods indicated, as measured by the IGP-M as well as the devaluation of the real against the U.S. dollar.

	Year ended December 31,

Index	2004	2003	2002

General Price Index—IGP-M	12.4%	8.7%	25.3%
Devaluation (appreciation) of the real against the U.S. dollar	(8.1)%	(18.2)%	52.3%

     We manage the foreign exchange risk associated with the scheduled payments under the terms of our U.S. dollar indebtedness by investing in U.S. dollar-denominated securities and foreign currency/interest swap contracts, under which we pay variable interest in reais based on the interbank certificate of deposit rate, or CDI, and receive fixed interest in U.S. currency. As of December 31, 2004 our total debt denominated in foreign currency was R$359.1 million, including pre-export finance contracts and import payables. At the same date our total asset position in foreign currency was R$410.6 million, composed of investments indexed to U.S. dollars and swap instruments used to manage fluctuations of exchange rates and foreign currency receivables exposures. See “Item 11. Quantitative and qualitative disclosures about market risk—Foreign exchange risk” for information about our foreign exchange risk hedging policy and Notes 12 and 18 to our consolidated financial statements.

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

      We have identified the following four of our accounting policies that can be considered critical.

     Allowance for doubtful accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the subsequent inability of our customers to make required payments. The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers, as well as other receivables, and is included as selling expenses; no adjustment is made to net sales and services revenue. In order to establish the allowance for doubtful accounts, our management constantly evaluates the amount and characteristics of our accounts receivable. When significant delays occur and the likelihood of receiving these payments decreases, a provision is made. In case receivables in arrears are guaranteed or there are reasonable grounds to believe they will be paid, no provision is made. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required in future periods. However, because we can not predict with certainty the future financial stability of our customers, we can not guarantee that our reserves will continue to be adequate. Actual credit losses may be greater than the allowance we have established, which could have a significant impact on our selling expenses. See Note 25v(h) to our consolidated financial statements for additional information about our allowance for doubtful accounts.

     Deferred Taxes. We recognize deferred tax assets and liabilities which do not expire, arising from tax loss carry forwards, temporary add-backs, revaluation of property, plant and equipment and other procedures. We periodically review the deferred tax assets for recoverability and establish a valuation allowance, as required, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. In the event we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we evaluate the need to establish a valuation allowance against all or a significant portion of our deferred tax assets, resulting in an increase in our effective tax rate, thereby decreasing net income. If we determine that we can realize a deferred tax in excess of our net recorded amount, we decrease the valuation allowance, thereby increasing net income. Significant management judgment is required in determining any valuation allowance. The principal uncertainty relates to the likelihood of future taxable income from the subsidiary that generated the deferred tax asset. A change in our projections of profitability could result in the need to record a valuation allowance against deferred tax assets, resulting in a negative impact of future results. See Note 21 to our consolidated financial statements for additional information on taxes.

     Contingent liabilities. We are currently involved in certain legal and administrative proceedings that arise from our normal course of business as described in Note 19 to our consolidated financial statements and “Item 8, Financial Information – Legal Proceedings” We believe that the extent to which these contingencies are recognized in our consolidated financial statements is adequate. It is our policy to record accrued liabilities in regard to contingencies that can be reasonably estimated and could have a material adverse impact on the result of our operations or our financial condition, to the extent not covered by insurance, and that are likely to occur in the opinion of our management, based on information available to us including information obtained from our legal advisors. Future results of operations for any particular quarterly or annual period could be materially affected by changes in our assumptions, by the effectiveness of our strategies relating to these proceedings, by future developments in each matter being discussed or by changes in approach, such as a change in settlement strategy in dealing with these matters.

     Fair value of financial instruments. We enter into foreign currency swap agreements in order to hedge our foreign exchange exposure. Under Brazilian GAAP, these swap agreements are recorded at their net settlement prices as determined on each balance sheet date in accordance with their contractual terms. In applying U.S. GAAP to our swap agreements we adopted SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.” The accounting required under SFAS 133 is broader than under Brazilian GAAP, especially with respect to the overall treatment and definition of a derivative, when to record a derivative, the classification of derivatives, and when to designate a derivative as a hedge. Under this method of accounting we adjusted our foreign currency swaps to their fair values, with changes in fair values being recognized in earnings. Note 25 to our consolidated financial statements provides additional information regarding the accounting of our swap agreements.

     In order to estimate fair values, we consider several variables, such as interest rates, discount rates, foreign exchange rates and future cash flows. Our most important sources of information concerning these variables are the market projections of future exchange and interest rates provided by the Brazilian Mercantile & Future Exchange (BMF). We believe BMF to be the most adequate and reliable source of information available for our calculations. However, given the volatility inherent in financial markets, estimates concerning the variables used to calculate fair values are subject to constant change. As a consequence, our judgment related to, among other issues, the behavior of these variables, the selection of sources of information and the timing of calculation, directly affects the fair values of our swaps and the amount of gains or losses recorded in the income statement under U.S. GAAP.

Results of operations

     The following discussion of our results of operations is based on the financial information derived from our consolidated financial statements prepared in accordance with Brazilian GAAP.

      Year ended December 31, 2004 compared to the year ended December 31, 2003.

     The following table shows a summary of our results of operations for the year ended December 31, 2004 and 2003:

	Year ended December 31, 2004	Percentage of net sales and services	Year ended December 31, 2003	Percentage of net sales and services	Percent change

		(in millions of reais, except percentages)
Net sales and services	4,784.2	100%	4,000.3	100%	20%
Cost of sales and services	(3,669.9)	77%	(3,196.4)	80%	15%

Gross profit	1,114.3	23%	803.9	20%	39%
Selling, general and administrative expenses	(555.9)	11%	(458.9)	11%	21%
Other operating income, net	5.5	0%	6.6	0%	(17)%

Operating income before financial items	563.9	12%	351.6	9%	60%
Financial income (expense), net	(45.0)	1%	(57.2)	1%	(21)%
Non-operating income (expense), net	(16.0)	0%	1.0	0%	—
Income and social contribution taxes	(83.0)	2%	(44.9)	1%	85%
Minority interest/equity in earnings of affiliates	(5.4)	0%	(4.1)	0%	32%

Net income	414.5	9%	246.4	6%	68%
Adjusted EBITDA(1)	736.6		498.5		48%

(1)	See footnote 7 under “Item 3A. Selected Consolidated Financial Data” for a more complete discussion of adjusted EBITDA and its reconciliation to information in our financial statements.

     Net sales and services. Net sales and services increased by 20%, to R$4,784.2 million for the year ended December 31, 2004 from R$4,000.3 million for the year ended December 31, 2003.

      The following table illustrates the change in sales in each of our segments:

	Year ended December 31,

	2004	2003	Percent change

	(in millions of reais, except percentages)
Ultragaz	2,968.1	2,622.7	13%
Oxiteno	1,662.7	1,237.8	34%

	Year ended December 31,

	2004	2003	Percent change

Ultracargo	197.3	177.1	11%

     Ultragaz’s net sales and services were R$2,968.1 million for the year ended December 31, 2004, a growth of 13% in relation to the R$2,622.7 million in 2003. The increase in net sales was principally due to an increase in sales volume while LPG prices (refinery and retail) remained stable during the year. Ultragaz’s sales volume grew 14% compared to 2003, primarily due to the acquisition of Shell Gás in August 2003, which at that time accounted for 4.5% of the Brazilian market, and also due to the approximately 3% growth in the LPG market as a whole. We believe that this increase is largely a reflection of growth in the Brazilian economy and the increase in personal income among the population accompanied by a leveling-off of the price of LPG charged by Petrobras.

     Oxiteno’s net sales and services increased to R$1,662.7 million in the year ended December 31, 2004, a 34% growth compared to R$1,237.8 million for 2003. Oxiteno’s sales volume was approximately 518,200 tons in this period, 9% higher than the 474,100 in 2003, mainly due to (i) stronger domestic sales, partially compensated by lower exports, resulting in additional 29.3 thousand tons sold, and (ii) the acquisition of Canamex, which contributed with incremental 14.8 thousand tons. In addition to the 9% increase in sales volume, the 34% higher net sales and services was driven by the recovery of petrochemical commodities prices in the international market and enhanced sales mix.

     Ultracargo’s net sales and services increased to R$197.3 million for the year ended December 31, 2004, a growth of 11% compared to 2003, with net sales of R$177.1 million. The improvement in net sales and services reflects the increased volume of operations (R$4.9 million) and higher contractual tariffs (R$14.7 million). Ultracargo’s average stored volumes of liquids and gases increased by 4% for the year ended December 31, 2004 compared to 2003, as a result of a growth in its number of customers and increased economic activity. Stored volumes of solid chemicals saw an increase of 47% for the year ended December 31, 2004 compared to 2003, mainly due to the startup of the Tatuí Terminal.

     Cost of sales and services. Cost of sales and services increased by 15% to R$3,669.9 million in the year ended December 31, 2004, from R$3,196.4 million for the year ended December 31, 2003.

     Ultragaz’s cost of sales and services increased 12% to R$2,519.8 million for the year ended December 31, 2004 from R$2,256.3 million in 2003, largely the result of an increase of 14% in sales volume.

     Oxiteno’s cost of sales and services rose by 24% to R$1,069.0 million for the year ended December 31, 2004 from R$863.6 million in 2003. This increase was mainly due to (i) a 9% growth in sales volumes and an increase in some raw material prices, the latter directly impacted by stronger naphtha prices on the international market, both effects contributed to an increase of approximately R$156.3 million in the cost of sales and services, and (ii) the consolidation of Canamex, which contributed to a increase of R$46.3 million in the cost of sales and services. In addition, Oxiteno increased its sales volume of specialty chemicals, which have higher unit costs, and higher margins, by 23% compared to 2003.

     Ultracargo’s cost of sales and services increased 10% to R$125.0 million in the year ended December 31, 2004 from R$113.9 million in 2003. This increase is mainly a reflection of (i) a R$2.1 million increase in personnel costs due to annual collective wage agreements and expansion in the size of the workforce to meet the demands of new clients and new operations, (ii) a R$3.8 million increase in costs of fuel, tires and spare parts, and (iii) a R$2.0 million increase in third-party freight costs and (iv) a R$1.1 million increase in nitrogen costs, used for cleaning storage tanks.

     Gross profit. Our gross profit increased by 39% to R$1,114.3 million for the year ended December 31, 2004 from R$803.9 million in 2003. Ultragaz’s gross profit was R$448.3 million, 22% higher than the gross profit of R$366.4 million reported for 2003. Oxiteno’s gross profit was R$593.7 million, a 59% increase compared with R$374.2 million reported in 2003. Ultracargo’s gross profit was R$72.3 million for the year ended December 31, 2004, corresponding to an increase of 14% compared with R$63.2 million for the year ended December 31, 2003.

     Selling, general and administrative expenses. Our selling, general and administrative expenses grew 21% to R$555.9 million for the year ended December 31, 2004 from R$458.9 million for the year ended December 31, 2003.

     Ultragaz’s selling, general and administrative expenses increased by 17% to R$298.2 million for the year ended December 31, 2004 from R$254.1 million in 2003. This increase was principally due to (i) a 22% increase in depreciation and amortization to R$116.2 million for the year ended December 31, 2004 from R$95.0 million in 2003, resulting from the acquisition of Shell Gás in August 2003 and investments in fixed and deferred assets, (ii) an increase of 14% in sales volume, which increased selling expenses in approximately R$11.9 million; and (iii) the collective labor agreement negotiated during the year which increased payroll expenses in R$7.2 million.

     Oxiteno’s selling, general and administrative expenses increased by 24% to R$213.1 million for the year ended December 31, 2004 from R$171.2 million in 2003, principally the result of (i) higher personnel expenses, due to a R$8.3 million increase in annual collective wage agreements negotiated for the period and a R$11.1 million increase in the provision for employee profit sharing, in line with the company’s improved performance and (ii) the consolidation of R$9.7 million in expenses of Canamex.

     Ultracargo’s selling, general and administrative expenses rose 29% to R$50.8 million for the year ended December 31, 2004 from R$39.4 million in 2003. General and administrative expenses increased R$11.5 million, principally as a result of (i) wage increases of R$2.6 million for 2004 per the terms of collective labor agreements; (ii) a larger number of employees needed to service our increased customer base, notably in the transportation sector, which contributed R$3.8 million to general and administrative expenses, and (iii) higher IT expenses.

     Operating income before financial items. Our operating income before financial items increased 60% to R$563.9 million for the year ended December 31, 2004 from R$351.6 million in 2003. This was mainly due to the increase in Oxiteno’s and Ultragaz’s operating results. Ultragaz’s operating income before financial items for the year ended December 31, 2004 was R$152.7 million, a R$39.5 million increase compared to 2003. At Oxiteno, operating income before financial items was R$382.9 million for the year ended December 31, 2004, an 85% increase compared to R$207.0 million in 2003. Ultracargo’s operating income before financial items was R$23.0 million for the year ended December 31, 2004, a 7% decrease compared to the R$24.7 million in 2003.

     Financial income (expense), net. We reported net financial expenses of R$45.0 million for the year ended December 31, 2004, a decrease of 21% compared to a net financial expense of R$57.2 million in 2003 primarily related to the decrease of our net debt position.

     As of December 31, 2004, we had a net cash position of R$46.0 million and a net asset foreign exchange rate exposure of R$51.5 million. As of December 31, 2004 our total debt denominated in foreign currency was R$359.1 million, including pre-export finance contracts and import payables. At the same date our total asset position in foreign currency was R$410.6 million, composed of investments indexed to U.S. dollars and swap instruments used to manage fluctuations of exchange rates and foreign currency receivables exposures. See footnote 8 under “Item 3A. Selected Consolidated Financial Data” for a more complete discussion of net cash (debt) and its reconciliation to information in our financial statements.

     Non-operating income (expense), net. We posted a net non-operating expense of R$16.0 million for the year ended December 31, 2004 compared to a net non-operating income of R$1.0 million in 2003. This net expense is primarily attributable to the scrapping of storage cylinders by Ultragaz in 2004.

     Income and social contribution taxes. Income and social contribution tax expenses amounted to R$83.0 million for the year ended December 31, 2004 an increase of 85% from R$44.9 million in 2003. This increase is in line with the growth in our operating results.

     Minority interest/equity in earnings of affiliates. Minority interest was R$5.4 million for the year ended December 31, 2004, compared to R$3.6 million in 2003. Minority interest reflects our remaining minority stakes in certain subsidiaries, such as Cia. Ultragaz S.A. and Tequimar, not wholly-owned by us.

     Net income. As a result of the foregoing, net income for the year ended December 31, 2004 was R$414.5 million, an increase of 68% compared to R$246.4 million in 2003.

     Adjusted EBITDA. Adjusted EBITDA increased by 48% to R$736.6 million for the year ended December 31, 2004, from R$498.5 million in 2003. Ultragaz posted adjusted EBITDA of R$268.9 million for the year ended December 31, 2004, 29% higher than the figure in 2003. Factors behind this growth included: (i) our acquisition of Shell Gás and our ensuing gains in scale, and (ii) the growth seen in Brazil’s LPG market. Oxiteno’s adjusted EBITDA amounted to R$421.0 million for the year ending December 31, 2004, representing an increase of 73% compared to 2003. This performance reflected an increase in sales volume due to new contracts, growth of the Brazilian economy, an increased sales focus on specialty chemicals and improved prices for petrochemical commodities. Ultracargo reported adjusted EBITDA of R$40.5 million for the year ended December 31, 2004, a 1% increase compared to R$40.0 million in 2003. See footnote 7 under “Item 3A. Selected Consolidated Financial Data” for a more complete discussion of adjusted EBITDA and its reconciliation to information in our financial statements.

      Year ended December 31, 2003 compared to the year ended December 31, 2002.

     The following table shows a summary of our results of operations for the years ended December 31, 2003 and 2002:

	Year ended December 31, 2003	Percentage of net sales and services	Year ended December 31, 2002	Percentage of net sales and services	Percent change

		(in millions of reais, except percentages)
Net sales and service	4,000.3	100%	2,994.5	100%	34%
Cost of sales and services	(3,196.4)	80%	(2,247.1)	75%	42%
Gross profit	803.9	20%	747.4	25%	8%
Selling, general and administrative expenses	(458.9)	11%	(382.3)	13%	20%
Other operating income, net	6.6	0%	0.4	0%	—

Operating income before financial items	351.6	9%	365.5	12%	(4)%
Financial expense, net	(57.2)	1%	28.5	1%	—
Non-operating income (expense), net	1.0	0%	(44.1)	1%	—
Income and social contribution taxes	(44.9)	1%	(71.4)	2%	(37)%
Minority interest/equity in earnings of
affiliates	(4.1)	0%	(56.2)	2%	(93)%
Net income	246.4	6%	222.3	7%	11%
Adjusted EBITDA(1)	498.5		487.3		2%

(1)	See footnote 7 under “Item 3A. Selected Consolidated Financial Data” for a more complete discussion of adjusted EBITDA and its reconciliation to information in our financial statements.

     Net sales and services. Net sales and services increased by 34%, to R$4,000.3 million in 2003 from R$2,994.5 million in 2002.

      The following table illustrates the change in net sales and services in each of our segments:

	Year ended December 31,

	2003	2002	Percent change

	in millions of reais, except percentages)
Ultragaz	2,622.7	1,942.7	35%
Oxiteno	1,237.8	956.1	29%
Ultracargo	177.1	131.5	35%

     Ultragaz’s net sales and services were R$2,622.7 million in 2003, an increase of 35% compared to R$1,942.7 million in 2002. The falling disposable income in Brazil, mainly a consequence of the weak economic activity which characterized the first semester of 2003, together with the increase of 42% in Petrobras’ refinery LPG prices to distributors, which contributed to the retail prices increase during 2003, contributed to an overall 5.7% volume decline in the LPG distribution market. Ultragaz reported a year over year increase of 5% in sales volume to 1,362.1 thousand tons from 1,302.7 thousand tons, principally due to the acquisition of Shell Gás in August 2003. Excluding the sales volume from Shell Gás, Ultragaz’s 2003 sales volume decreased 4.3% compared to 2002.

     Oxiteno’s net sales and services were R$1,237.8 million in 2003, an increase of 29% compared to R$956.1 million in 2002. Oxiteno’s sales volume in 2003 was 474,100 tons, a growth of 9% compared with 433,500 tons in 2002, mainly a result of (i) its greater penetration in the agrochemical sector, which contributed to an increase in sales volume of 7.1 thousand tons, (ii) the acquisition of new clients, including through import substitution, in several of Oxiteno’s sectors, and (iii) the increase of 20.5 thousand tons in exports. The growth in sales volume, which contributed to an increase of R$83.6 million in net sales and services, was accompanied by (i) a price improvement, in U.S. dollars, in Oxiteno’s principal products on the international market, and (ii) a better sales mix, due to the increased demand in the domestic market in the second half of 2003, with both factors accounting for the balance of the increase in net sales and services.

     Ultracargo’s net sales and services increased to R$177.1 million in 2003, a growth of 35% over 2002, when net sales and services were R$131.5 million. This increase in net sales and services reflected investments in expanding services, mainly related to new clients in the transportation sector and to the 20,000 cubic meters of additional capacity at the Aratu terminal in the storage sector. These resulted in a 26% increase in total kilometers covered by the truck fleet and an 8% increase in product volumes held in storage.

     Cost of sales and services. Cost of sales and services increased by 42% to R$3,196.4 million in 2003 from R$2,247.1 million in 2002.

     Ultragaz’s cost of sales and services increased 42% to R$2,256.3 million in 2003 from R$1,585.1 million in 2002, largely the result of the 5% higher sales volume and increased LPG refinery prices charged by Petrobras to distributors.

     Oxiteno’s cost of sales and services rose by 40% to R$863.6 million in 2003 from R$614.8 million in 2002. This increase was due to the 9% higher sales volumes as well as an increase in ethylene prices, the latter directly impacted by stronger naphtha prices on the international market. In 2003, the increase in the cost of ethylene accounted for 51% of Oxiteno’s increase in the cost of sales and services. In addition, Oxiteno increased its sales volume of specialty chemicals, which have a higher unit cost, and higher margins, by 11% from 2002 to 2003.

     Ultracargo’s cost of sales and services increased 38% to R$113.9 million in 2003 from R$82.8 million in 2002. This increase reflected (i) a R$10.3 million increase in third-party freight costs, (ii) an R$8.8 million increase in costs of fuel, tires and spare parts for maintenance and (iii) R$0.9 million increase in the cost of nitrogen, used for cleaning storage tanks.

     Gross profit. Our gross profit increased by 8% to R$803.9 million in 2003 from R$747.4 million in 2002. Ultragaz’s gross profit in 2003 was R$366.3 million, 2% higher than the gross profit of R$357.6 million reported in 2002. Oxiteno’s gross profit was R$374.2 million in 2003, a 10% growth compared with R$341.3 million reported in 2002. Ultracargo’s gross profit was R$63.2 million in 2003, corresponding to an increase of 30% compared with R$48.6 million in 2002.

     Selling, general and administrative expenses. Selling, general and administrative expenses grew 20% to R$458.9 million in 2003 from R$382.3 million in 2002.

     Ultragaz’s selling general and administrative expenses increased by 17% to R$254.1 million in 2003 from R$217.1 million in 2002. This increase was the result of (i) a 24% increase in depreciation and amortization to R$95.0 million in 2003 from R$76.6 million in 2002, mainly due to the investment of R$114.4 million in fixed and deferred assets in 2003; (ii) the acquisition of Shell Gás and; (iii) the collective labor agreement negotiated during the year which increased payroll expenses.

     Oxiteno’s selling, general and administrative expenses increased by 20% to R$171.2 million in 2003 from R$142.4 million in 2002, principally the result of an increase in selling and commercial expenses to R$76.9 million in 2003 from R$53.6 million in 2002. This increase was mainly due to the 9% growth in sales volume and increases in the cost of freight, which together contributed to a R$21.2 million increase in selling expenses.

     Ultracargo’s selling, general and administrative expenses rose 25% to R$39.4 million in 2003 from R$31.5 million in 2002. The increase was a function of general and administrative expenses R$7.8 million higher in 2003, compared to 2002, principally as a result of R$6.0 million in wage increases for 2003 per the terms of collective labor agreements and higher headcount, related to increased client base, notably in the transportation sector.

     Operating income before financial items. Operating income before financial items decreased by 4% to R$351.6 million in 2003 from R$365.5 million in 2002. This was mainly a consequence of the increase of depreciation and amortization expenses at Ultragaz. Ultragaz’s operating income before financial items in 2003 was R$113.2 million, a decrease of 21% compared to R$143.2 million in 2002. Oxiteno’s operating income before financial items was R$207.0 million in 2003, an increase of 4% compared to R$199.9 million in 2002. Ultracargo’s operating income before financial items was R$24.7 million in 2003, an increase of 40% compared with R$17.6 million in 2002.

     Financial income (expense), net. We recorded a net financial expense of R$57.2 million in 2003, compared with a net financial income of R$28.5 million in 2002. This change was caused principally by (i) a reduction in financial investments, principally due to the lower levels of cash available for investment following the payment of R$170.6 million for the acquisition of Shell Gás in August 2003 and the acquisition of minority shareholdings of Oxiteno in December 2002, (ii) a reduction in the prevailing interest rates on financial investments (benchmarked to the CDI—Interbank Deposit Rate) and (iii) the effect of the appreciation of the real on our net foreign exchange exposure.

     As of December 31, 2003, we had net debt of R$78.1 million. We had a net foreign exchange rate exposure of R$52.2 million, comprised of U.S. dollar financial investments of R$21.1 million and R$31.1 million currency exposure related to our investment in Canamex. See footnote 8 under “Item 3A. Selected Consolidated Financial Data” for a more complete discussion of net cash (debt) and its reconciliation to information in our financial statements.

     Non-operating income (expense). We posted a net non-operating income of R$1.0 million in 2003 versus a net non-operating expense of R$44.1 million in 2002, the latter due to the provision of R$40.6 million for our investment in Nordeste Química S.A., a holding company with stakes in the chemical and petrochemical industry in Brazil.

     Equity in earnings of affiliates. Our affiliates generated a loss of R$0.5 million in 2003 compared to a loss of R$1.7 million in 2002. The result of 2002 is mainly a consequence of a loss of R$1.0 million in our affiliate Fábrica Carioca de Catalisadores S.A.—FCC, in which we held a 20% ownership interest. This interest was sold in November 2002.

     Minority interest. Minority interest fell 93% to R$3.6 million in 2003 from R$54.5 million in 2002, largely as a result of the corporate restructuring in 2002, pursuant to which Ultragaz and Oxiteno became wholly owned subsidiaries. In accordance with Brazilian GAAP, we included 100% of Ultragaz’s and Oxiteno’s results in our operating results as from July 1, 2002, practically eliminating the impact of minority interest item in our results in 2003.

     Net income. As a result of the foregoing, net income grew 11% to R$246.4 million in 2003 from R$222.3 million in 2002.

     Adjusted EBITDA. Our adjusted EBITDA increased by 2% to R$498.5 million in 2003 from R$487.3 million in 2002. Ultragaz’s adjusted EBITDA fell 5% to R$208.2 million in 2003 from R$219.8 million in 2002. Oxiteno’s adjusted EBITDA increased by 5% to R$243.2 million in 2003 from R$232.7 million in 2002. Ultracargo’s adjusted EBITDA rose 37% to R$40.0 million in 2003 from R$29.2 million in 2002. See footnote 7 under “Item 3A.

Selected Consolidated Financial Data” for a more complete discussion of adjusted EBITDA and its reconciliation to information in our financial statements.

B. Liquidity and Capital Resources

     Our principal sources of liquidity are cash generated from operations and financing. We believe that these sources will continue to be sufficient to satisfy our current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt and payment of dividends.

     From time to time, we examine the opportunities for acquisitions and investments. We consider different types of investments, either direct or through subsidiaries, joint ventures, or affiliated companies. We finance such investments using cash generated from our operations, through funding raised in the capital markets, through capital increases or through a combination of these methods.

Sources and uses of funds

     Net cash flow from operations was R$539.6 million, R$331.2 million and R$425.2 million for 2004, 2003 and 2002, respectively. Our cash flow from operations increased R$208.4 million in 2004 compared to 2003, mainly reflecting increases in our operating income. Our cash flow from operations decreased R$94.0 million in 2003 compared to 2002, mainly reflecting the decrease in our financial results due to the increase in net debt and the effect of the appreciation of the real in our U.S. dollar denominated investments.

     Net cash flow from financing activities amounted to R$(176.8) million, R$10.8 million and R$(59.7) million in the years ended December 31, 2004, 2003 and 2002, respectively. The negative cash flow from financing activities for the year ended December 31, 2004 is largely due to (i) a R$52.2 million increase in dividends paid, and (ii) the partial repayment of export prepayments financing activities used to finance acquisitions in 2003. The increase in cash flow from financing in 2003, compared to 2002 was mainly due to the increase in export prepayments financing used to finance acquisitions.

     Investing activities consumed net cash of R$303.1 million, R$391.3 million and R$427.2 million in the year ended December 31, 2004, 2003 and 2002, respectively. Acquisitions of property, plant and equipment and additions to deferred charges consumed R$273.7 million, R$214.4 million and R$220.1 million in 2004, 2003 and 2002, respectively. For the year ended December 31, 2004, investing activities were mainly composed of fixed asset modernization, expansion of production capacity for specialty chemicals, construction of the Santos Intermodal Terminal and expansion of our transport fleet.

     We made several acquisitions during the period presented in this annual report which are reflected in our results from operations and financial condition. The acquisition of ownership interests, including the acquisitions of Nacional Investimentos S.A.’s interest in Ultragaz and the operating assets of Rhodia Especialidades Mexico in 2004 used cash of R$18.4 million. The acquisition of Shell Gás and Canamex in 2003 consumed cash of R$203.6 million. The acquisition of Oxiteno’s minority interests in 2002 consumed cash of R$212.6 million. None of these acquisitions is “significant” as defined in Rule 11- 01(b) of Regulation S-X of the Securities Act of 1933, as amended. For more information on our investments and capital expenditures, see “—Investments.”

     We believe we have sufficient working capital for our present requirements. We have R$381.6 million in debt maturing from January 2005 through December 2005. Additionally we have a R$299 million capital expenditures budget for 2005. In March 2005 we issued a R$300 million bond in the Brazilian market, due 2008. The proceeds from this bond offering and any proceeds from the primary offering will be used to meet, in part, these requirements for cash. As of December 2004 we had R$685.7 million in cash, cash equivalents, short and long term investments.

     We anticipate that will spend approximately R$2.6 billion to meet the long-term contractual obligations described in Tabular Disclosure of Contractual Obligations below and budgeted capital expenditures We expect to meet these cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financing and the refinancing of our indebtedness as it becomes due.

Debt

     As of December 31, 2004, our consolidated short and long-term debt was as follows:

Debt	Currency	Interest Rate(1)	Principal amount of outstanding and accrued interest through December 31,

			2004	2003		2002

			(in millions of reais)
Foreign currency-denominated loans:
Eurobonds	U.S.$	3.5%	151.5	—		—
Export prepayment (2)	U.S.$	4.22% to 6.85%	129.8	205.1		23.2
Advances on Foreign Exchange Contracts	U.S.$	2.0% to 2.86%	3.3	24.9		73.9
BNDES—National Bank for Economic and	UMBND
Social Development	ES (3)	10.91%	20.8	23.2		28.9
BNDES—National Bank for Economic and Social Development	U.S.$	—	—	—		17.8
Financing of Inventories and Property Plant & Equipment	MX$ (4)	TIIE(4)+ 2.0%	8.8	11.4	(5)	3.8	(5)
Working capital loan	MX$ (4)	TIIE(4)+ 1.4%	0.5	0.5		—
Foreign Financing	U.S.$	LIBOR + 2.0%	32.2	—		—
International Finance Corporation—IFC	U.S.$	—	—	—		17.7
Syndicated loan (6)	U.S.$	—	—	173.6		212.5

Real-denominated loans:
BNDES-National Bank for Economic and		TJLP(7)+ 3.0%
Social Development	R$	to 3.85%	130.2	142.2		163.8
BNDES-National Bank for Economic and Social Development	R$	IGPM(8)+ 6.5%	15.5	17.1		18.2
FINEP—Research and Projects Financing	R$	TJLP(7)-2.0%	24.4	5.3		—
FINAME—Financing for Machines and		TJLP(7)+ 1.8%
Equipment	R$	to 4.85%	34.1	28.9		23.6
Total loans	R$		551.1	632.2		583.4

Unrealized losses on swaps transactions			88.6	55.7		0

Total			639.7	687.9		583.4

(1)	Interest rate only as of 2004.

(2)	Net of linked operations.

(3)	UMBNDES is based on the average currency basket of the BNDES. The currency basket is a composition of all BNDES foreign currency debts.

(4)	MX$ is the Mexican currency and TIIE is the Mexican interbank interest rate.

(5)	In 2002 and 2003 the currency of Financing of Inventories and Property Plant & Equipment is U.S.$.

(6)	On December 11, 2003, LPG International renegotiated the interest rate from 7.15% per year to 4.25% per year.

(7)	TJLP (Long Term Interest Rate) is a nominal rate of interest established quarterly. On December 31, 2004, TJLP was fixed at 9.75% p.a.

(8)	IGPM is the General Market Price Index in Brazil.

Our consolidated debt as of December 31, 2004 had the following maturity schedule:

Maturity	Amount

(in millions of reais)
January 1, 2005 to December 31, 2005	381.6
January 1, 2006 to December 31, 2006	109.3
January 1, 2007 to December 31, 2007	57.3
January 1, 2008 to December 31, 2008	36.9
January 1, 2009 to December 31, 2009	54.6

Total	639.7

     As of December 31, 2004, R$39.0 million of our consolidated debt was secured by property, plant and equipment, R$15.5 million was secured by shares of affiliated companies and R$15.5 million was secured by guarantees provided by minority shareholders. As of December 31, 2004, we guaranteed a portion of our subsidiaries’ indebtedness in the amount of R$533.1 million.

     In 1997, our indirect subsidiary Companhia Ultragaz issued U.S.$ 60 million in a 9% U.S. dollar denominated Eurobond due in 2005 with a put/call option exercisable in 2002. We and our subsidiary Ultragaz jointly, severally and unconditionally guaranteed this Eurobond and are thus subject to covenants which restrict, among other things, our ability to incur indebtedness, grant liens, make dividend payments and other distributions and conduct sale-leaseback transactions, mergers and asset sales. None of these covenants has restricted our ability to conduct our ordinary course of business as of the date of this annual report. This Eurobond was purchased in June 2002 by our indirect subsidiary, LPG International Inc., with funds obtained from a syndicated loan with maturity in August 2004. In January 2004, taking advantage of surplus international liquidity, this syndicated loan was refinanced through a new Eurobond issued by LPG International Inc. with an annual interest rate of 3.5% and maturity in June 2005. The new Eurobond benefits from a first priority pledge over the original Eurobond granted by LPG International Inc. On June 20, 2005, we entered in to a third supplemental indenture to this bond extending its maturity to 2020. Our indirect subsidiary Oxiteno Overseas Corporation is the new holder of the Eurobond.

      On April 8, 2005, we issued a R$300 million bond in the Brazilian market due in 2008 at a rate of 102.5% of CDI.

Investments

      Equity investments

     The table below shows our investments in shareholding stakes for the years ended December 31, 2004, 2003 and 2002. For more details on these acquisitions see “Item 4A. History and Development of the Company—Investments.”

	Year ended December 31,

Company	2004	2003(1)	2002

	(in millions of reais)
Ultragaz	10.3	171.1	—
Oxiteno	—	32.5	212.6
Ultracargo	—	—	—
Others(2)	6.8	2.1	0.4

Total	17.1	205.7	213.0

(1)	The difference between principal equity investments (excluding the share repurchase program) of R$203.6 million above and “Business combinations, net of cash acquired,” of R$134.6 million, shown in the consolidated statement of cash flow in our 2003 consolidated financial statements, is substantially comprised of cash acquired and settlement of debt of Shell Gás (included in “Cash flow from financing activities—Loans from affiliated companies”).

(2)	Share repurchase program included in our consolidated statement of cash flows under “Cash flows from financing activities—Other.”

     Investments in permanent assets and deferred charges

     The following table sets forth our investments in permanent assets and deferred charges for the years ended December 31, 2004, 2003 and 2002.

	Year ended December 31,

	2004	2003	2002

	(in millions of reais)
Ultragaz	94.0	114.4	130.6
Oxiteno	86.8	58.1	55.8
Ultracargo	92.2	41.5	36. 2
Others(1)	0.7	0.3	0.2

Total capital expenditures	273.7	214.3	222.8
Disposals	(6.0)	(7.4)	(4.5)

Total capital expenditures, net of disposals	267.7	206.9	218.3

(1)	Includes expenditures related to maintenance of our headquarters which is performed by our wholly-owned subsidiary Imaven Imóveis e Agropecuária Ltda.

     At Ultragaz, our investment strategy has been to expand the small bulk delivery distribution and to expand our geographic coverage. During the year ended December 31, 2004, investments focused on expanding the small bulk market segment (UltraSystem), on fleet renewal and on the replacement of cylinders. In 2003 and 2002, in addition to the items previously listed, Ultragaz also invested in the installation of the integrated ERP system and in the building of new filling plants.

     At Oxiteno, during the year ended December 31, 2004, capital expenditures were largely focused on the modernization of industrial plants, the development of new products and increasing installed production capacity of specialty chemicals. In addition, in 2003 and 2002 we made significant investments in the installation of the ERP system and on quality and environmental control systems.

     At Ultracargo, during previous years we have invested in expanding our storage facilities and truck fleet. For the year ended December 31, 2004 and 2003, Ultracargo’s capital expenditures focused on the construction of the Santos and Tatuí Intermodal Terminals, the Liquid Fuels Terminal in Montes Claros, and fleet expansion. In 2002, Ultracargo upgraded and expanded its operating capacity and renewed its lease of the Aratu site with Docas do Estado da Bahia—CODEBA for 20 years.

     Ultrapar’s planned capital expenditures in 2005 are R$299 million. Of this amount, investments in Ultragaz should amount to approximately R$83 million, a 7% reduction as compared to 2004, as part of its strategy of focusing on productivity and efficiency. At Oxiteno, investments are expected to amount to approximately R$181 million in 2005, higher than in recent years mainly due to investments in expanding our production capacity of specialty chemicals and in the new production plant of fatty alcohol. In 2005, Ultracargo will maintain its strategy of investing in storage facilities and truck fleet. Ultracargo expects to invest approximately R$35 million in 2005.

U.S. GAAP reconciliation

     Our net income under Brazilian GAAP was R$414.5 million, R$246.4 million and R$222.3 million for the years ended December 31, 2004, 2003 and 2002, respectively. Under U.S. GAAP, we had net income of R$414.3 million, R$288.3 million and R$143.9 million, respectively, for the years ended December 31, 2004, 2003 and 2002, respectively.

     Our shareholders’ equity under Brazilian GAAP as of December 31, 2004 and 2003 was R$1,600.5 million and R$1,356.7 million, respectively. Under U.S. GAAP, we had shareholders’ equity of R$1,545.8 million and R$1,294.8 million, respectively, as of December 31, 2004, 2003.

     The principal differences between Brazilian GAAP and U.S. GAAP that affect our net income and shareholders’ equity relate to the treatment of the following items:

  capitalized interest;

  fixed assets revaluation reversal;

  reversal of deferred charges;

  restatement of property, plant and equipment to adjust for the effects of inflation between January 1, 1996 and December 31, 1997, and its respective depreciation, not required by Brazilian GAAP;

  differences in equity accounting;

  differences in goodwill accounting;

  securities available for sale;

  purchase value adjustments relating to business combinations (including the 2002 corporate restructuring);

  marking-to-market of financial instruments; and

  deferred tax effects on the foregoing adjustments.

     The main difference of Brazilian GAAP that impacted net income under U.S. GAAP, negatively in 2002 and positively in 2003, refers to the marking-to-market of financial instruments. See Note 25 to our consolidated financial statements for a description of the differences above as they relate to us and a reconciliation to U.S. GAAP of net income and total shareholders’ equity.

C. Research and Development, Patents and Licenses, etc.

Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. As of December 31, 2004, 105 employees of Oxiteno were engaged in research and development and engineering activities. Oxiteno’s research and development expenditures in 2004, 2003 and 2002 were R$15.3 million, R$13.4 million and R$11.4 million, respectively. In 2004 Oxiteno founded its own “Science and Technology Council”, with six of the world’s major specialists in tensoactives being members. The Council, which first met from December 7 to 10, 2004, analysed critically the company’s research and development projects’ portfolio, as well as the methodology used. Many of these recommendations will enable the company to increase its efficiency in research and development, as well as enlarge its partnerships with international entities.

D. Trend Information

     See “—Operating Results” above.

E. Off Balance Sheet Arrangements

     Our subsidiaries have provided guarantees to financial institutions related to amounts owed to those institutions by certain of their customers (vendor financing). The guarantees have a term of up to 210 days and are equal to the terms of the related financing arrangements. There exists no recourse provision that would enable us or our subsidiaries to recover any amount paid to the financial institutions under these guarantees. In the event that the financial institutions exercise these guarantees, we are entitled to recover the amount paid directly from our customers under the vendor contracts. At December 31, 2004, the maximum potential payment under these guarantees totaled R$45.2 million, which represented a R$25.4 million increase over December 31, 2003. This increase was mainly due to increased sales to clients that operate with financing arrangements of 210 days. The use of vendor financing was the best alternative to make financing available to these clients. If we stop using this financing instrument, our competitiveness with these clients may be affected. At December 31, 2004, we had not recorded any liability related to these guarantees under Brazilian GAAP.

F. Tabular Disclosure of Contractual Obligations

     The following table summarizes our contractual obligations, as of December 31, 2004:

	Payment due by period

Contractual obligations	Total	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years

			(in millions of reais)
Short term financing	282.7	282.7	—	—	—
Long term financing	357.0	98.9	166.6	91.5	—
Estimated interest payments on financing(1)(2)	65.3	28.9	27.7	8.7	—
Estimated payments under swap agreements(1)	79.6	72.6	7.6	(0.7)	—
Estimated planned funding of pension and other
postretirement benefit obligations(1)	137.2	3.8	8.2	8.8	116.5
Purchase obligations(3)	1,601.6	200.2	400.4	400.4	600.6
Operating leases(4)	82.6	4.5	9.0	9.0	60.1
Total contractual obligations	2,606.0	691.6	619.5	517.7	777.2

(1)	The estimated interest payment amount was calculated based on macro-economic assumptions including, on average for the period, principally (i) a 14% CDI interest rate, (ii) a 5% variation in the reais to U.S. dollar exchange rate, (iii) a 5% inflation rate, and (iv) an 8% TJLP rate. See “—Debt” and Note 12 to our consolidated financial statements for more information about the maturity of our debt and applicable interest rates. See Note 12 and Note 25 IV f) to our consolidated financial statements for more information on the maturity and the fair value of our swap agreements. See Note 23 to our consolidated financial statements for more information relating to our estimated planned funding of pensions and other postretirement benefit obligations.

(2)	Includes estimated interest payments on our short- and long-term debt.

(3)	The purchase obligation relates to a long-term contract, with Braskem under which we are committed to purchase at least 138,000 tons of ethylene annually through 2012. In the event that this commitment is not met, we are obliged to pay a fine of a maximum of 40% of the annual ethylene volume, multiplied by the price of ethylene. This contract does not establish the price of ethylene and for this reason the amount in reais is based on the purchase price as at December 31, 2004.

(4)	Our subsidiary company Terminal Químico de Aratu S.A.—Indústria e Comércio has contracts with CODEBA—Companhia Docas do Estado da Bahia, and Complexo Industrial Portuário Governador Eraldo Gueiros, related to the harbor facilities in Aratu and Suape, respectively. These contracts establish a minimum movement of products of 1,000,000 tons per year in Aratu effective through 2022 and 250,000 tons per year in Suape effective through 2027. If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement based on the port tariff rates on the date established for payment. As of December 31, 2004, these rates were R$3.67 for Aratu and R$3.44 for Suape. The Company has been in compliance with the minimum movement of products since the inception of the contracts.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

     The following table lists the current members of our Board of Directors and senior management.

Name	Position	Years with the Company	Age

Board of Directors
Paulo Guilherme Aguiar Cunha	Chairman	37	65
Lucio de Castro Andrade Filho	Vice Chairman	27	60
Ana Maria Levy Villela Igel	Director	7	62
Renato Ochman	Director	4	45
Nildemar Secches	Director	3	56
Paulo Vieira Belotti	Director	7	72
Olavo Egydio Monteiro de
Carvalho	Director	2	63

Executive Officers
Paulo Guilherme Aguiar Cunha	Chief Executive Officer	37	65
Lucio de Castro Andrade Filho	Vice-President	27	60
Fabio Schvartsman	Chief Financial and Investor
	Relations Officer, Ultrapar	20	51
Pedro Wongtschowski	Officer, Oxiteno	27	59
Pedro Jorge Filho (1)	Officer, Ultragaz	28	50
Eduardo de Toledo (1)	Officer, Ultracargo	19	40

(1) New officers appointed at a meeting of the Board of Directors held on April 13, 2005. José Carlos Guimarães de Almeida, former officer in charge of Ultragaz, has retired.

     Summarized below is information regarding the business experience, areas of experience and principal outside business interest of the current members of our Board of Directors and our senior management.

     Paulo Guilherme Aguiar Cunha. Mr. Cunha is our chief executive officer and chairman of our board of directors since 1998. Mr. Cunha is also the chief executive officer of Oxiteno since 1981 and a member of the board of directors of Monteiro Aranha since 1997. Mr. Cunha joined Ultrapar in 1967 and was appointed vice president in 1973 and chief executive officer in 1981. Mr. Cunha has also been a member of the National Monetary Council, BNDESPAR, a subsidiary of BNDES, president of the Brazilian Association of Technical Standards—ABNT, and President of IBP, the Brazilian Petroleum Institute. Mr. Cunha is the vice-president of ABIQUIM, the Brazilian Chemical Industry Association, a board member of the Superior Council of Economy and of the Consultative Council for Industry of FIESP, the state of São Paulo Industry Association and ex-President of IEDI—Research Institution for the Industrial Development. Mr. Cunha is also a member of the board of IBMEC Business School and of the board of IPT—Technological Research Institution. Mr. Cunha received a degree in industrial mechanical engineering from Catholic University in Rio de Janeiro in 1962. Mr. Cunha also was a Professor of Engineering at the Catholic University and at the Federal University of Rio de Janeiro from 1963 to 1966.

     Lucio de Castro Andrade Filho. Mr. Andrade Filho is the vice chairman of our board of directors since 1998. He is also vice president of Ultrapar since 1982, director of Ultracargo since 1977, a member of the board of Ultra S.A. since 1982, a director of Tequimar since 1996, a director of Ultragaz since 1994 and a member of the board of directors of Oxiteno Nordeste since 1997. He joined Ultrapar in 1977. Mr. Andrade Filho has held a number of positions with Ultrapar’s subsidiaries in both the LPG as well as logistics, engineering and chemicals segments. Mr. Andrade Filho is also the chief executive officer of GLP—Qualidade Compartilhada, an LPG industry association and a member of the board of directors of the Brazilian Petroleum Institute (Instituto Brasileiro de Petroleo—IBP). Mr. Andrade Filho received degrees in civil engineering and in administration from Mackenzie University in São Paulo in 1968 and 1972, respectively.

     Ana Maria Levy Villela Igel. Ms. Villela Igel joined us as a member of the board of directors in October 1998. She is also a member of the board of directors of Ultra S.A. since 1988. She has served as a secretary in the finance department at the United Nations and as a counselor for CIEE—Centro de Integração Empresa Escola, an organization which assists students in transitioning to the professional environment, and as a counselor and member of the executive committee of Alumni Association—Bi- National Cultural Center. She is also involved in several organizations that promote social welfare activities for children and the elderly throughout Brazil.

     Renato Ochman. Mr. Ochman joined us in April 2001 as a member of the board of directors. Mr. Ochman is a partner in the law firm Ochman Advogados Associados S/C and General Secretary of the Chamber of Commerce and Industry of Brazil-Israel. Mr. Ochman is a member of the Youth’s Committee of the United Nations—Brazil, a member of the Board of Grendene and is also a member of the audit committee of the Association for Assistance to Handicapped Infants. Previously, Mr. Ochman taught commercial law at the Fundação Getúlio Vargas and acted as legal counsel for the Brazilian Association of Supermarkets. Mr. Ochman has obtained a law degree from the Catholic University of Rio Grande do Sul and a commercial law masters degree and post-graduate degree from the Catholic University of São Paulo.

     Nildemar Secches. Mr. Secches joined us in April 2002 as a member of the board of directors. Mr. Secches is the chief executive officer of Empresas Perdigão since 1995. Mr. Secches is also a member of the board of WEG S.A. From 1972 to 1990, Mr. Secches worked for Banco Nacional de Desenvolvimento Econômico e Social—BNDES, serving as an executive officer from 1987 to 1990. From 1990 to 1994, Mr. Secches served as chief executive officer of Grupo Iochpe-Maxion. Mr. Secches was also chief executive officer of ABEF— Brazilian Association of Chicken Producers and Exporters and vice-president of ABIPECS—Brazilian Association of Pork Producers and Exporters Industries. Mr. Secches received a degree in mechanical engineering from the University of São Paulo, a master’s degree in finance from Pontifícia Universidade Católica of Rio de Janeiro and a doctoral degree in economics from the University of Campinas (state of São Paulo).

     Paulo Vieira Belotti. Mr. Belotti joined us in October 1998 as a member of our board of directors. Mr. Belotti has also served as chief executive officer of several companies including Petrobras Distribuidora S.A., Petrobras Mineração S.A., Petrobras Química S.A., Petrobras Comércio Internacional S.A., Petrobras Fertilizantes S.A. and Norcell S.A. He has also served as a member of the board of directors of Nordon Indústria Metalúrgica S.A. Mr. Belotti received a degree in civil engineering from the National School of Engineering at the University of Brazil, a bachelor’s degree in mathematics from the University of Guanabara and a degree in nuclear engineering from Oak Ridge School of Technology in Tennessee.

     Olavo Egydio Monteiro de Carvalho. Mr. Monteiro de Carvalho joined our company in December 2002 as a member of the board of directors. He is chairman of the board of directors of Monteiro Aranha S.A. and a member on the board of Klabin S.A.. He is also a member of the Brazil-United States Business Council, member of the Brazil-Japan Conceptual Group and member of the board of Ad-Rio— Agência de Desenvolvimento Econômico do Estado do Rio de Janeiro (the Rio de Janeiro State Development Agency). He holds a mechanical engineering degree from Technische Hochschule in Munich.

     Fabio Schvartsman. Mr. Schvartsman is our Chief Financial Officer since 1990 and our Investor Relations Officer since 1999. Mr. Schvartsman is also director of Ultragaz since 1990, member of the board of directors of Ultraprev since 1995, Ultra S.A. since 1998, Tequimar since 1998 and Oxiteno Nordeste since 2003. Prior to joining us, Mr. Schvartsman worked in the finance area at Duratex S.A. Mr. Schvartsman is our chief financial officer and our investor relations officer. Mr. Schvartsman received a degree in production engineering from Escola Politécnica da Universidade de São Paulo and a master’s degree in business administration from the Business School of São Paulo/Getúlio Vargas Foundation in 1979.

     Pedro Wongtschowski. Mr. Wongtschowski has served as an officer since 1985. Mr. Wongtschowski is also a member of the board of directors of Ultraprev since 1989 and of Oxiteno Nordeste since 2003, and an officer of Oxiteno and Oxiteno since 1992. Mr. Wongtschowski was employed at our chemical fertilizer company from 1970 until 1972 and rejoined Ultrapar in 1977. Mr. Wongtschowski is also the Chairman of the Board of the Brazilian Association for Chemical Engineering, Vice-President of the board of directors of ABIQUIM, Brazilian Chemical Industries Association, and Vice-President of Latin American Petrochemical and Chemical Associations—APLA. Mr. Wongtschowski is an officer of our chemical and petrochemical businesses. Mr. Wongtschowski received a degree in chemical engineering, master’s degree in chemical engineering and a doctoral degree in chemical engineering from the Escola Politécnica da Universidade de São Paulo. Mr. Wongtschowski is the author of the book “Indústria Química—Riscos e Oportunidades” (Chemical Industry—Risks and Opportunities), published in 2002 (2nd edition).

     Pedro Jorge Filho. Mr. Jorge is an officer of Ultrapar since April 2005. He has been with the company since 1977, and has held a number of positions with the company, including officer at Utingás and director of Engineering and Marketing at Ultragaz. Mr. Jorge was also responsible for the south-eastern and central-western regions. Mr. Jorge Filho became Ultragaz’s chief operating officer in 2002. He holds a degree in Industrial and Chemical Engineering from Universidade Mackenzie. He also holds a certificate from the program “Programa de Gestão Avançada” at INSEAD, in Fontainebleau, France in 1998, and from the program “HR’s – Contribution to Continous Improvement” at Instituto IESE of Universidade de Navarra - Barcelona, Spain in 1999.

     Eduardo de Toledo. Mr Toledo is an officer of Ultrapar since April 2005. He joined the company in 1987 at Ultrapar controlling area. Mr. Toledo was responsible for the treasury department between 1990 and 1996. From 1996 to 2003, he has held the position of Administrative and Controlling officer at Oxiteno. Mr. Toledo has been Ultracargo’s Chief Operating Officer since 2003. He is also member of the board of directors of Odontoprev S.A. He holds Bachelor of Science degrees in Industrial Engineering (Escola Politécnica da Universidade de São Paulo) and Economics (Faculdade de Economia e Administração da Universidade de São Paulo). Mr. Toledo received a degree in the “International Executive Program” at INSEAD, in Fontainebleau, France in 1995. He taught, for 4 years, the subject of Introduction to Accounting and Expense (“Introdução à Contabilidade e Custos”) at Fundação Carlos Alberto Vanzolini – Universidade de São Paulo.

B. Compensation

     For the year ended December 31, 2004, the aggregate compensation of our directors and executive officers was approximately R$11.6 million. A portion of such amount is represented by variable compensation, dependent on business performance as measured by metrics such as Economic Value Added—EVA and adjusted EBITDA. Except for the expenses related to Ultraprev—Associação de Previdência Complementar, known as Ultraprev, which manages our pension plan, we have not set aside or accrued any additional amounts for pension, retirement or similar benefits for our directors and executive officers. See “—Employees.”

     On April 27, 2001, the General Shareholders’ Meeting approved a plan for granting stock options (“The Stock Option Plan”) to members of management and employees in executive positions in the Company and its subsidiaries. On November 26, 2003, the Extraordinary General Shareholders’ Meeting approved certain amendments to the original plan of 2001 (the “Deferred Stock Plan”). In the Deferred Stock Plan, certain members of management have the voting and economic rights of preferred shares held as treasury stock and the ownership of these shares is retained by Ultrapar. The Deferred Stock Plan provides for the transfer of the ownership of the shares to those eligible members of management after ten years from the initial concession of the rights subject to uninterrupted employment of the Deferred Stock Plan participant by the Company during the period. The Board of Directors determines the number of shares to which each eligible participant shall have rights. The total number of shares to be used for the Deferred Stock Plan is subject to the availability in treasury of such shares. It is incumbent on Ultrapar’s executive officers to select the members of management eligible for the plan and propose the number of shares in each case for approval by the Board of Directors. As of December 31, 2004, the amount granted to the Company’s executives, including tax charges, totaled R$7.6 million. This amount is amortized over a ten year period, the amortization for 2004 amounts to R$567 thousand and is recorded as an operational expense for 2004.

C. Board Practices

     We are managed by our board of directors (i.e., Conselho de Administração) and by our executive officers (i.e., Diretoria). Prior to December 20, 2002, our Board of Directors was limited to six members. Pursuant to our amended by-laws, our Board of Directors must consist of a minimum of four and a maximum of seven members. Our Board of Directors consists of seven members, of which four are independent, non- executive members and two are executive officers. Our Board of Directors generally meets quarterly or whenever called by its chairman or by any two directors. During 2004, eight board meetings were held. Each meeting of the Board of Directors requires a quorum of a minimum of three members, including the chairman or the vice-chairman. The Board of Directors is responsible for our general policies, for electing our executive officers and supervising their management, and for deliberating on capital increases up to the authorized capital, distributions of dividends and interest on shareholders’

equity, investments in other companies, our dissolution or incorporation and the appointment of independent auditors. Pursuant to Brazilian law, each member of the Board of Directors must hold at least one of our common or preferred shares and be elected by the holders of our common shares at the General Shareholders’ Meeting.

     Members of the Board of Directors are elected by the common shareholders for a period of one year and may be reelected. According to Law 10,303/2001, minority shareholders that together hold common shares representing at least 15% of the voting capital, are entitled to appoint one Board member. Holders of preferred shares representing 10% or more of our capital stocks have the right to elect one member of our Board of Directors. Minority holders of our voting shares and preferred shareholders that do not represent the minimum percentage required for the right to elect a member of the Board of Directors in the manner described above may jointly elect a single member to the Board. In this case such shareholders should jointly represent a minimum of 10% of the corporate capital. Until the general shareholders’ meeting of 2005, preferred shareholders had the right to elect a Board member from a short list of three names drawn up by the controlling shareholder. As from the general shareholders’ meeting of 2006, the election of this member will be unrestricted. In 2002, we granted our minority shareholders the right to elect a member of our Board of Directors, a corporate governance change that Brazilian companies are not required to make until 2006. Mr. Nildemar Secches was elected to the Board in April 2002, as the representative of the minority shareholders. Mr. Secches was reelected in 2003 and in 2004. In 2005, although the minority shareholders did not obtain the minimum percentage required for the right to elect a member of the board of directors, Mr. Secches was reelected by Ultra S.A.

     Minority holders of voting shares and preferred shareholders must prove uninterrupted title to a shareholding interest in our shares for a period of at least three months immediately prior to the holding of the general shareholders’ meeting in order to exercise their rights related to election of directors.

     Law 10,303/2001 granted members of the Board of Directors elected by minority holders of voting shares and/or preferred shareholder, veto powers over the appointment and dismissal of our independent auditors, provided such veto is reasonably justified.

Executive Officers

     Our executive officers include our chief executive officer and a minimum of three and a maximum of five other members. Each of our current executive officers has been appointed by the Board of Directors for a one-year term, which began on April 13, 2005 and may remain in office until the Board of Directors meeting that will appoint the Executive Officers in 2006. Sitting members can be reelected for additional one-year terms.

Fiscal Council

     Under Brazilian corporate law and our by-laws, we are not required to, and currently do not, maintain a permanent fiscal council. We would, however, be required to establish a fiscal council upon the request of shareholders who hold 2% of the common shares or 1% of the preferred shares, pursuant CVM Instruction 324 of January 19, 2000. The primary responsibility of the fiscal council, which, if established, would act independently from our management and external auditors, would be to review our consolidated financial statements and report on them to our shareholders.

     Rule 10A-3 (a)(5)(A) of the Act requires foreign issuers to adopt an audit committee or an equivalent body by July 31, 2005. The audit committee must, among other things (i) be comprised solely of directors who are considered independent; (ii) be responsible for the appointment, compensation, retention and oversight of the issuer’s outside auditor, who must report directly to the audit committee; (iii) have procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters; (iv) have the authority to engage independent counsel and other advisors; and (v) be provided with appropriate funding, as it determines, to compensate the auditors.

     We are currently working to install an audit committee or a permanent fiscal council, which will have the same functions and responsibilities of an audit committee, within SEC’s required time frame.

Corporate Governance

     We are incorporated under the laws of Brazil and we are subject to Brazilian laws related to corporate governance. Under Brazilian law, there are no regulatory requirements with respect to corporate governance such as (i) the independence of our Board of Directors, (ii) meetings of non-management directors, (iii) the establishment and composition of certain board committees or (iv) the adoption and disclosure of corporate governance guidelines or codes of business conduct and ethics. As a non-U.S. issuer we are exempt from adopting certain New York Stock Exchange corporate governance requirements and other requirements will only apply to us in the future. However, we aim to ensure that best practices, recommendations and standards of corporate governance are employed in our functioning and operations. We have adopted corporate governance guidelines, such as the requirement that a majority of the members of the Board of Directors be independent, and the implementation of a code of ethics for senior officers that we believe is in compliance with applicable U.S. corporate governance requirements.

D. Employees

     As of December 31, 2004, we had 6,724 employees.

     The following table sets forth our number of employees per line of business at the dates indicated.

	Number of employees

	2004	2003	2002

Ultragaz	4,624	4,560	4,156
Oxiteno	1,121	1,078	912
Ultracargo	966	815	743
Others(1)	13	12	11
Ultrapar	6,724	6,465	5,822

(1)	Includes headquarters maintenance personnel hired by our wholly-owned subsidiary, Imaven Imóveis e Agropecuária Ltda.

     Ultragaz’s employees are covered by collective agreements with the labor unions representing the employees in the LPG industry. According to Brazilian legislation, Oxiteno’s employees are represented by labor unions, and are currently covered by collective agreements, which are renewed annually.

     All Ultracargo’s employees are covered by a collective agreement, which incorporates clauses of a social, financial, labor union and labor relations nature signed by the companies, labor unions and employees.

     In February 2001, our Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by Ultrapar and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev—Associação de Previdência Complementar, known as Ultraprev, since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective contribution in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective contribution over a period of 5 to 25 years. The sponsoring company does not guarantee the amounts or the duration of the benefits received by each employee that retires. The total number of participating employees as of December 31, 2004 was 5,560.

E. Share Ownership

     In accordance with our by-laws, there are two classes of capital stock authorized and outstanding, the common shares and the preferred shares, of which only the common shares have voting rights.

     The table below sets forth the number of our total shares (common and preferred shares) beneficially owned by each of our directors and executive officers as of April 29, 2005

	Common		Preferred		Total

	Shares	%	Shares	%	Shares	%

	(in thousands, except percentages)
Board of directors(1)
Paulo Guilherme Aguiar Cunha(2)	4,901,582	10%	4,447	0%	4,906,029	6%
Lucio de Castro Andrade Filho(2)	1,392,039	3%	2	0%	1,392,041	2%
Ana Maria Levy Villela Igel	9,039,649	18%	846,709	3%	9,886,358	12%
Olavo Egydio Monteiro de Carvalho	406,779	1%	78,965	0%	485,743	1%
Renato Ochman	15	0%	2	0%	17	0%
Nildemar Secches	15	0%	2	0%	17	0%
Paulo Vieira Belotti	15	0%	2	0%	17	0%
Executive officers(1)
Fabio Schvartsman	592,247	1%	—	0%	592,247	1%
Pedro Wongtschowski	592,247	1%	—	0%	592,247	1%
Pedro Jorge Filho	-	0%	64,975	0%	64,975	0%
Eduardo de Toledo	-	0%	64,975	0%	64,975	0%
Board of directors and	16,924,588	34%	1,060,079	3%	17,984,667	22%
Executive officers
Total	49,429,897		31,895,513		81,325,410

(1)	Our board members and executive officers beneficially own additional shares primarily through their participation in the holding company Ultra S.A. Participações. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”
(2)	These individuals are also executive officers.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

     The table below shows the current capital stock of Ultrapar, after giving effect to the transactions below:

	Common		Preferred		Total

	Shares	%	Shares	%	Shares	%

	(in thousands, except percentages)

Shareholders
Ultra S.A. Participações	32,646,714	66%	0	0%	32,646,714	40%
Parth Investments Company(1)	9,311,730	19%	1,396,760	4%	10,708,490	13%
Monteiro Aranha S.A	5,212,637	11%	1,011,887	3%	6,224,524	8%
Ultra-DI Participações S.A.(1)	490,095	1%	73,514	1%	563,609	1%
Others	1,768,721	3%	29,413,352	92%	31,182,073	38%
Total	49,429,897	100%	31,895,513	100%	81,325,410	100%

(1)	Parth Investments Company and Ultra-DI Participações S.A., which together hold 19.8% of our common shares, are controlled by Daisy Igel.

     At our Board of Directors’ meeting held on February 2, 2005, our directors approved a stock dividend of 10,453,690,324 preferred shares of Ultrapar, or 15 shares for each 100 outstanding common or preferred shares on February 16, 2005. As a result of the stock dividend, we have issued 10,453,690,324 new preferred shares to our shareholders through a capitalization of reserves.

     At an extraordinary shareholders’ meeting held on February 22, 2005, our shareholders approved the issuance of additional preferred shares by us to permit certain shareholders, including Ultra, to exchange common shares of

Ultrapar held indirectly by them into preferred shares at a ratio of one common share for one preferred share. Common shares tendered for exchange into preferred shares were cancelled.

     On April 27, we concluded the primary and secondary distribution of our preferred shares. The distribution comprised the secondary public distribution of 7,869,671,318 preferred shares owned by Monteiro Aranha S.A. and certain shareholders of Ultra S.A., and 1,180,450,697 new preferred shares issued by the company and object of the primary distribution. At the end of the primary and secondary offering total capital amounted to 81,325,410 thousand shares, being 49,429,897 common shares and 31,895,513 preferred shares.

Ownership And Capital Structure Of Ultra S.A. Participações

     Ultra S.A. Participações, or Ultra S.A., owns approximately 66% of Ultrapar’s voting shares. Historically, the voting stock of Ultra S.A. was owned primarily by two holding companies, Igel Participações S.A. and Avaré Participações S.A., owned primarily by members of the Igel family and certain members of our senior management, respectively. Igel Participações S.A. and Avaré Participações S.A. were dissolved on December 16, 2004, and the shares of Ultra owned by these companies were distributed to their respective shareholders.

     The capital stock of Ultra S.A. is currently owned as follows:

	Common		Preferred		Total

	Shares	%	Shares	%	Shares	%

Shareholders
Fabio Igel	5,912,469	9%	1,768,275	7%	7,680,744	9%
Rogério Igel	6,876,245	11%	2,062,989	8%	8,939,234	10%
Joyce Igel de Castro Andrade(1)	6,876,246	11%	2,062,989	8%	8,939,235	10%
Marcia Igel Joppert	6,876,246	11%	2,062,988	8%	8,939,234	10%
Christy Participações Ltda	6,425,199	10%	4,990,444	20%	11,415,643	13%
José Carlos Guimarães de Almeida	188,774	0%	—	—	188,774	0%

Directors and officers
Paulo Guilherme Aguiar de Cunha	13,294,109	21%	—	—	13,294,109	15%
Ana Maria Levy Villela Igel	9,764,689	15%	12,395,100	49%	22,159,789	25%
Lucio de Castro Andrade Filho(1)	3,775,470	6%	—	—	3,775,470	4%
Fabio Schvartsman	1,606,301	3%	—	—	1,606,301	2%
Pedro Wongtschowski	1,606,301	3%	—	—	1,606,301	2%

Directors and Officers	30,046,870	48%	12,395,100	49%	42,441,970	48%

(1)	Lucio de Castro Andrade Filho and Joyce Igel de Castro Andrade are husband and wife.

Shareholders’ Agreements

     On March 22, 2000, our controlling shareholders entered into a shareholders’ agreement designed to ensure the equal treatment of all non-controlling shareholders in the event of any change in control. On May 18, 2004, the Extraordinary General Shareholders Meeting and the Special Meeting of Preferred Shareholders approved an amendment of our Bylaws to register Tag Along Rights for all Company shareholders, at 100% of the offer price. The registration of the Tag Along Rights in our Bylaws is intended to improve on the rights already conceded through the Shareholders Agreement.

     On September 22, 2004, the shareholders of Ultra S.A. entered into a new Shareholders’ Agreement(the “New Shareholders’ Agreement”) replacing a prior Shareholders’ Agreement entered into on May 22, 1997, to ensure the continuation of the controlling shareholder block upon the contemplated dissolution and distribution of Ultra S.A. shares held by its shareholders, Igel Participações S.A. and Avaré Participações S.A.

     The New Shareholders’ Agreement has a term of five years from December 16, 2004 and provides principally that:

  all shares of Ultrapar that are held by Ultra will be voted as a block;

  the Ultra S.A. shares will be voted in accordance with the instructions of the absolute majority of its common shares except for certain significant matters (including changes to the by-laws of either company changes to our capital structure, mergers, material acquisitions or sales of assets, and election of Board members) which require the vote of 66% of the common shares.

  the Chairman of our Board of Directors must convene a meeting of, and provide all requested information and available documents to, all parties to the New Shareholders’ Agreement before or after any meeting of our Board of Directors considering key issues such as our strategic plan and general policies, our organizational structure, the election of executive officers, our dividend policy, and any other material decisions as determined by the Board of Directors.

  any party purchasing shares of Ultra S.A. must agree to be bound by the terms of the New Shareholders’ Agreement; and

  any party to the New Shareholders’ Agreement may exchange his or her shares in Ultra S.A. into our preferred shares at an exchange ratio necessary to obtain the same percentage of our capital stock as was held in Ultra S.A., unless the exchange would result in (i) Ultra S.A. no longer having more than the majority of our voting shares or (ii) a violation of the number of preferred shares as a percentage of total capital stock legally permitted to be issued by us or by Ultra S.A.

B. Related Party Transactions

     None of the members of our board of directors or executives or their family members has any direct participation in any material transaction involving the Company or that is relevant to our businesses.

     We and our subsidiaries and affiliated companies enter into intercompany loans on a regular basis. In certain cases, group companies maintain offsetting credits and debits on matching terms. In the case of intercompany loans among Ultrapar and some of its subsidiaries and affiliates, loans may be extended on financial terms so as to maximize consolidated profits at the Ultrapar level. See Note 20 to our consolidated financial statements for a detailed breakdown of intercompany loans as of December 31, 2004.

     Transultra provides transportation services to Ultragaz and Oxiteno on arm’s length terms. Similarly, Tequimar leases storage capacity for chemicals to Oxiteno on arm’s length terms. In 2004, payments from Ultragaz and Oxiteno to Transultra in connection with these services totaled R$26.3 million and R$9.9 million, respectively. For this same period, payments from Oxiteno to Tequimar in connection with the leased storage capacity totaled R$7.5 million.

     Utingás’s by-laws provide for each of its shareholders to use a proportion of Utingás’s total storage capacity equal to such shareholder’s proportionate ownership of Utingás. Accordingly, Ultragaz is entitled to use 4.2 thousand tons of LPG storage capacity at Utingás’ facilities, reflecting Ultragaz’s 56% ownership in Utingás. The amount of payments made by Ultragaz to Utingás in 2004 with respect to the use of storage capacity at Utingás’ facilities totaled R$2.9 million.

     Our subsidiaries lease office space from Imaven Imóveis e Agropecuária Ltda, or Imaven, our wholly owned subsidiary, on an arm’s length basis in the building in São Paulo in which our head offices are located. The sole activity of Imaven is the ownership of the mentioned building. The total amount of rent payments under these leases is R$6.7 million in 2004.

     We are guarantors of a portion of our subsidiaries’ indebtedness in the amount of R$533.1 million as of December 31, 2004.

C. Interests of Expert and Counsel

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

     For our consolidated financial statements and notes thereto see Item 18, “Financial Statements”.

Dividend and Distribution Policy

Dividend policy

     The by-laws of a Brazilian company may establish a minimum percentage of the profit that must be paid to shareholders as mandatory dividends. The amounts due as dividends may be paid as interest on net equity. Our bylaws provide for a mandatory distribution equal to 50% of the Distributable Amount (as defined below). In addition, until May 18, 2004, under our by-laws, the amount we distributed in respect of each preferred share was equal to 110% of the amount we distributed in respect of each of our common shares. On May 18, 2004, we held an Extraordinary General Meeting which approved amendments of our by-laws. The amendments were (i) the registration in our by-laws of tag along rights for all Company shareholders, at 100% of the offer price which provisions were previously provided for in our 2000 shareholders’ agreement; and (ii) to make the dividend right of preferred shareholders equal to those of common shareholders by abolishing the right of preferred shareholders to receive dividends at least 10% (ten per cent) higher than those received by common shareholders.

     Brazilian corporate law defines the “net profit” as the results of the relevant fiscal year, reduced by accumulated losses of prior fiscal years, provisions for income tax and social contribution on the net profit for such fiscal year, and amounts allocated to employees’ and management’s participation on the results in such fiscal year. The amount available for distribution of dividends, referred to as the “Distributable Amount,” is the net profit, as reduced or increased by the following:

  amounts allocated to the legal reserve;

  amounts allocated to the statutory reserve, if any;

  amounts allocated to the contingency reserve, if required;

  amounts allocated to the unrealized profit reserve;

  amounts allocated to the retained profit reserve;

  reversions of reserves registered in prior years, in accordance with Brazilian GAAP; and

  reversions of the amounts allocated to the unrealized profit reserve, when realized and not absorbed by losses.

     Legal reserves. We are required to maintain a legal reserve to which we must allocate 5% of our net profit until the amount of our legal reserve equals 20% of paid-in capital. We are not required to make any allocations to the legal reserve for any fiscal year in which such reserve, when added to our capital reserves, exceeds 30% of our capital stock. Accumulated losses, if any, may be charged against the legal reserve. Other than that, the legal reserve can only be used to increase our capital.

     Statutory reserves. Under Brazilian corporate law, any corporation may create statutory reserves, in which case it shall be provided in its respective bylaws. In this case, the bylaws must also indicate the reserve purpose, allocation criteria and maximum amount of reserve. Our bylaws do not provide for, and thus we do not maintain, a statutory reserve.

     Contingency reserves. Under Brazilian corporate law, our shareholders may decide, upon a proposal of our board of directors, to allocate a discretionary amount of our net profit to a contingency reserve for estimated future losses which are deemed probable. The distributable amount may be further increased by the reversal of such reserve in the fiscal year when the reasons that justified the creation of such reserve cease to exist or in which the anticipated loss occurs. Accordingly, there is no specific percentage of net profit allocable to this type of reserve.

     Unrealized profits reserves. Under Brazilian corporate law, when the mandatory dividend amount exceeds the realized net profit in a given fiscal year, our shareholders may elect, upon a proposal of our board of directors, to allocate some or all of the excess dividend amount to an unrealized profits reserves. Brazilian corporate law defines “realized” net profit as the amount by which the Company’s net profits exceed the sum of (1) its net positive results, if any, from the equity method of accounting for earnings and losses of the Company’s subsidiaries and certain of its affiliates and (2) the profits, gains or returns that will be received by the Company after the end of the next fiscal year. The distributable amount is increased by the profits that were allocated to such reserve when they are realized.

     Retained profits reserve. Under Brazilian corporate law, our shareholders may decide to retain a discretionary amount of the our net profit that is provided for in a budget approved in the general shareholders’ meeting, upon the proposal of its board of directors, for the expansion of the our installations and other investment projects. After the conclusion of the relevant investments, we may retain the reserve until the shareholders approve the transfer of the reserve, in full or in part, to its capital or to the accumulated profits reserve. In accordance with Brazilian corporate law, if a project to which part of the reserve has been allocated has a term exceeding one year, the budget for such project must be approved by the general shareholders’ meeting each fiscal year through the conclusion of the project.

     Brazilian corporate law provides that all statutory allocations of net profit, including the unrealized profits reserve and the reserve for investment projects, are subject to approval by the shareholders voting at a general shareholders’ meeting and may be used for capital increases or for the payment of dividends in subsequent years. The legal reserve is also subject to approval by the general shareholders’ meeting and may be transferred to capital or used to absorb losses, but are not available for the payment of dividends in subsequent years.

     The balance for the profit reserve accounts, except for the contingency reserve and unrealized profits reserve, may not exceed the share capital. If this happens, our shareholders must determine whether the excess will be applied to pay in the subscribed and unpaid capital, to increase and pay in the subscribed stock capital or to distribute dividends.

     The profits unallocated to the accounts mentioned above must be distributed as dividends.

     A company is permitted to allocate to the unrealized profits reserves all income from equity gains in subsidiaries that are not distributed to the company in the form of cash dividends. When such gains are distributed to the company in the form of cash dividends, the company is required to reverse the reserve. See “Item 3D. Risk factors—Risks relating to the preferred shares and ADSs.” In addition to the mandatory distribution, the Board of Directors may recommend to the shareholders the payment of interim distributions from other funds that are legally available for such purposes. Any payment of an interim dividend may be set off against the amount of the mandatory dividend distribution for that fiscal year.

     As an alternative form of payment of dividends, Brazilian companies may distribute interest attributed to shareholders’ equity, which payments may be treated by a company as a deductible expense for income tax and social contribution purposes. Payments of interest attributed to shareholders’ equity may be made at the discretion of our Board of Directors, subject to the approval of the holders of our common shares. Payments of interest attributed to shareholders’ equity, net of withholding tax, may be used to satisfy a company’s mandatory distribution obligation. This interest is calculated in accordance with the daily pro rata variation of the Brazilian government’s long-term interest rate, (TJLP), as determined by the Brazilian Central Bank from time to time, and cannot exceed the greater of:

  50% of net income (after the deduction of the social contribution on profits and before the provision for corporate income tax and the amounts attributable to shareholders as net interest on equity) related to the period in respect of which the payment is made; or

  50% of the sum of retained profits and profit reserves in the beginning of the period with respect to which the payment is made.

     Under Brazilian corporate law, a company may suspend the mandatory distribution either in the form of dividends or payments of interest on shareholders’ equity if the general shareholders’ meeting determines based on Board of Directors’ proposal, reviewed by the fiscal council if it is in place at the time, that payment of the mandatory distribution for the preceding fiscal year would be inadvisable in light of the company’s financial condition. Our managers must report to the CVM such suspension within five days of the relevant general shareholders’ meeting. Under Brazilian law, mandatory distributions that are suspended and not offset against losses in future years must be paid as soon as the financial condition of the company permits.

     We declare and pay dividends and/or interest attributed to shareholders’ equity, pursuant to Brazilian corporate law and our by-laws. Our Board of Directors may approve the distribution of dividends and/or interest attributed to shareholders’ equity, calculated based on our annual or semi-annual financial statements or on financial statements relating to shorter periods. The amount of any distributions will depend on a series of factors, such as our financial condition, prospects, macroeconomic conditions, tariff adjustments, regulatory changes, growth strategies and other issues our Board of Directors and our shareholders may consider relevant.

     For 2004 and 2003, we declared dividends to our shareholders in the amounts of R$164 million and R$72 million, corresponding to 40% and 29% of our net income for each period, respectively.

     The following table sets forth the dividends per 1,000 shares distributed by us with respect to our capital stock in the past five years.

Dividend history

Year declared	Common shares	Preferred shares	Common shares	Preferred shares

	(in reais per thousand shares)		(in U.S.$ per thousand shares)(1)
2000	0.57	0.63	0.30	0.33
2001	4.20	4.63	1.61	1.77
2002	1.00	1.09	0.30	0.33
2003	1.01	1.11	0.34	0.38
2004	2.36	2.36	0.84	0.84

(1)	The amounts in reais have been converted into dollars using the exchange rates at each respective payment date.

     Holders of our preferred shares are entitled to receive dividends declared by us solely from the date of the subscription and/or acquisition of such shares.

Payment of dividends

     Within the four months following the end of each fiscal year, our shareholders are required to hold an annual shareholders’ meeting to decide, among other things, on the allocation of our net profits with respect to the fiscal year ended immediately prior to the shareholders’ meeting and the payment of an annual dividend. Additionally, interim dividends may be declared by our Board of Directors. Under Brazilian corporate law, dividends are generally required to be paid within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which such dividend was declared. Unclaimed dividends revert to us three years after the date when we begin to pay such declared dividends.

     Shareholders who are not residents of Brazil must register with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted in foreign currency outside of Brazil. The preferred shares underlying the ADSs will be held in Brazil by the Custodian, Banco Itaú S.A., as agent for the Depositary. For purposes of the registration requirement, the Depositary is deemed to be the stockholder of the preferred shares underlying the ADSs. The Depositary will register such preferred shares with the Central Bank.

     Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the Custodian on behalf of the Depositary. The Custodian will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the Depositary for distribution to holders of ADSs. See “Description of American Depositary Receipts” in Registration Statement filed on Form F-1, declared effective on April 12, 2005. In the event that the Custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that may occur before such dividends are converted and remitted. See “Item 3A. Selected Consolidated Financial Data—Exchange rates” and “Item 3D. Risk factors—Risks relating to Brazil.” Dividends in respect of the preferred shares paid to shareholders who are not Brazilian residents, including holders of ADSs, are exempt from Brazilian withholding tax except for dividends declared based on profits generated prior to December 31, 1995. Distributions of interest on net worth are currently subject to withholding tax at a rate of 15%, or 25% in the case of a shareholder domiciled in a tax haven. See “Item 10E. Taxation—Brazilian tax consequences.”

Legal proceedings

     We are party to administrative proceedings and lawsuits that are incidental to the normal course of our business. We believe that our provisions for legal proceedings are sufficient to meet probable and reasonably estimable losses in the event of unfavorable court decisions and that the ultimate outcome of these matters will not have a material effect on our financial condition or results of operations. The majority of our legal proceedings are pending in the courts of the States of São Paulo, Minas Gerais, Rio de Janeiro, Rio Grande do Sul and Bahia.

     Labor matters

     We are involved in legal proceedings with former and current employees mainly relating to overtime, health and safety premiums and job reintegration. Although we can not estimate the exact amount involved in these labor claims, we believe in the event they are decided against us they would not, collective or individually, have a material adverse effect on our financial condition or results of operation.

     The Petrochemical Industry Labor Union, which represents the employees of our indirect subsidiary Oxiteno Nordeste S.A., filed class action suits against Oxiteno Nordeste in 1990 demanding compliance with the adjustments established in collective labor agreements or other specific indexes, in lieu of the salary policies effectively practiced. The class action suits were originated in the courts of the State of Bahia. In May 2005, the Brazilian Supreme Court (Supremo Tribunal Federal) rejected the argument of the petrochemical industry labor union. The union can appeal this decision. Based on information from our legal advisors that our views will prevail in this matter, our management does not believe that it is necessary to record a provision with respect to this matter.

      Civil claims

     The civil claims against us relate mainly to accidents originated form fires or explosions of LPG cylinders and traffic accidents with Ultragaz and Ultracargo trucks.

     There are also approximately 100 claims filed by former employees of Ultragaz, regarding bodily harm suits in which the plaintiffs are claiming damages for the loss of economic benefit and for pain and suffering arising from labor accidents. According to Ultragaz’s estimate, our exposure in any individual suit ranges from R$30,000 to R$250,000. Such amounts are generally covered by Ultragaz’s third-party insurance policies, subject to the terms of such policies. For those suits involving death or permanent disabilities, the value of the claim is established by the courts and is based on the average salary and age of the victim.

     Ultragaz is a defendant in legal suits filed in the state of São Paulo relating to damages caused by an explosion in 1996 in a shopping mall in the city of Osasco. The largest single claim involving Ultragaz is an insurance subrogation claim filed with the 38° Civil Court of the City of São Paulo for approximately R$9 million brought against Ultragaz, the builder of the shopping mall, the management of the shopping mall and the engineer responsible for the building’s project. This claim is currently being reviewed by the superior courts of the State of São Paulo. Between 1996 and 2002, individual suits were filed by victims of the explosion claiming damages from Ultragaz for the loss of economic benefit and for pain and suffering. Of the 49 individual suits files, 46 have already been decided in our favor by the lower courts of the city of São Paulo. The plaintiffs have appealed to the superior courts of the State of São Paulo and are currently awaiting the results. In June 2002, the management of the shopping mall filed a suit against Ultragaz with the 37° Civil Court of the City of São Paulo for the reimbursement of medical and legal fees as well as expenses relating to the reconstruction of the mall. No ruling has yet been given on this suit. Ultragaz believes that it has produced evidence that defective gas pipes in the shopping mall caused the accident and that Ultragaz’s on-site LPG storage facilities did not contribute to the explosion.

     Tax matters

     We filed suits challenging the constitutionality of several taxes that affect us with the federal courts. Among the main tax matters are individual lawsuits filed by Ultragaz, Oxiteno and some of our subsidiaries against the Brazilian tax authorities contesting the increase in certain taxes introduced by Law 9,718 of November 28, 1998. Among other things, Law 9,718 introduced a mechanism under which Ultragaz’s contributions of PIS and COFINS on sales would be withheld by Petrobras, thereby effectively increasing overall taxation for Ultragaz. Our subsidiaries were granted preliminary injunctions which allowed them to continue to pay these contributions according to regulations applicable prior to Law 9,718. At the same time, we had made provisions to contemplate these tax increases. In November 2002, based on our legal advisors’ opinion, we opted to pay these provisioned amounts, except for the provision of the taxation of gross financial and other income. Amounts which were not paid to tax authorities remain provisioned in the financial statements, and totaled R$33.7 million at December 31, 2004. In the event we lose these lawsuits, we would have to pay these provisioned amounts to the tax authorities, but this would not affect our statement of operations.

     Utingás is challenging an ISS (service tax) assessment presently under judgment at the judicial level in the state of São Paulo. The subsidiary’s legal advisors classify the risk as being low, since a significant part of the decisions already announced were favorable to the subsidiary and its case is supported by the opinion of a renowned tax specialist. The total amount at risk as of December 31, 2004 is R$25.4 million. We believe that a reserve for a potential loss is not currently necessary.

     The table below summarizes our provisions related to legal proceedings as of December 31, 2004, 2003 and 2002:

	2004	2003	2002

	(in millions of reais)
Social contribution taxes on net income	2.9	2.9	2.9
Labor claims	2.0	0.9	1.5
PIS and COFINS on other gains	33.7	30.5	24.1
ICMS	9.4	0	0
Other	4.1	6.6	0

Total	52.1	40.9	28.5

     Antitrust matters

     CADE, the Brazilian antitrust authority, is currently reviewing our acquisition of the LPG distribution operations of Royal Dutch/Shell N.V.—Shell Gás in Brazil. In November 2003, an association of LPG resellers, ANERGÁS, incorporated after the acquisition of Shell Gás, filed a petition with the Economic Policy Bureau, a division of the Ministry of Justice or SDE, requesting the SDE to order Ultragaz and Shell Gás to refrain from going forward with the transaction alleging protection of market conditions for the Shell Gás franchisees. The SDE denied

ANERGÁS request and sent its opinion to CADE in January 2004. In March 2004, Brazilian oil and gas regulatory body, “Agência Nacional do Petróleo” (ANP), issued a recommendation to SDE approving the transaction without restrictions. CADE has not yet issued its final approval.

     There are two proceedings at the SDE against all Brazilian LPG distributors, including Ultragaz and SPGás. These proceedings aim to verify anti-competitive market practices in certain regions. According to our legal advisors the possibility of loss in these proceedings is remote.

B. Significant Changes

     None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

     The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on The New York Stock Exchange, in U.S. dollars, and the preferred shares on the São Paulo Stock Exchange, in reais:

	New York Stock Exchange			São Paulo Stock Exchange

Year ended	HIGH	LOW	VOLUME(1)	HIGH	LOW	VOLUME(1)

	(in U.S.$ per ADS)			(in reais per thousand preferred shares)
December 31, 2000	13.56	8.00	27,542	25.00	15.00	22,522
December 31, 2001	10.75	4.95	21,107	21.65	14.00	24,653
December 31, 2002	9.55	5.00	17,582	26.40	18.10	40,360
December 31, 2003	12.97	6.41	16,739	37.70	21.95	39,398
December 31, 2004	20.00	8.70	21,409	53.50	27.10	71,265

Year ended December 31, 2003

First quarter	7.45	6.41	10,068	24.90	21.95	19,389
Second quarter	9.22	6.94	16,515	26.80	22.50	45,073
Third quarter	10.60	8.69	11,703	30.99	25.35	26,077
Fourth quarter	12.97	10.25	28,139	37.70	30.00	67,143

Year ended December 31, 2004

First quarter	13.45	11.25	18,344	38.01	33.03	48,036
Second quarter	11.95	8.70	14,759	34.65	27.10	54,070
Third quarter	15.96	10.05	19,823	46.01	30.10	96,567
Fourth quarter	20.00	14.47	32,511	53.50	42.24	86,386

Quarter ended March 30, 2005

March 30, 2005(2)	20.26	15.46	45,290	53.49	42.00	80,421

Month ended

December 31, 2004	20.00	18.07	47,277	53.50	50.00	110,732
January 31, 2005	20.26	17.57	15,047	53.49	48.80	63,524
February 28, 2005(2)	19.12	16.00	61,803	49.50	43.00	108,581
March 31, 2005(2)	17.75	15.46	58,533	47.85	42.00	72,741
April 29, 2005(2)	18.49	15.35	94,824	46.30	39.99	144,045
May 31, 2005 (2)	19.00	16.00	54,938	46.00	40.00	76,138

(1)	Average daily trading volume

(2)	Prices after giving effect to the stock dividend of 15 shares for each 100 shares approved at our Board of Directors meeting held on February 2, 2005

B. Plan of Distribution

      Not applicable.

C. Markets

     Our preferred shares are listed on the São Paulo Stock Exchange under the ticker symbol “UGPA4” and the ADSs are listed on the New York Stock Exchange under the symbol “UGP.”

D. Selling Shareholders

      Not applicable.

E. Dilution

      Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

      Not applicable.

B. Memorandum and By-laws

     We are registered with the commercial registry of the state of São Paulo under the registration number 35,300,109,724. Pursuant to chapter I, article 3 of our by-laws, our main corporate purpose is the investment of our capital in the trade, industry and agriculture and in companies providing services, upon the subscription for or acquisition of shares or quotas in companies.

     More detailed information with respect to our shares, shareholder rights, and limitations on share ownership, is incorporated herein by reference to our Registration Statement on Form F-1, Registration Number 333-122496, declared effective by the Securities and Exchange Commission on April 12, 2005.

C. Material Contracts

     In 1997, our indirect subsidiary Companhia Ultragaz issued U.S.$60 million in a 9% US dollar-denominated Eurobond due in 2005 with a put/call option exercisable in 2002. We and our subsidiary Ultragaz jointly, severally and unconditionally guaranteed this Eurobond and are thus subject to covenants which restrict, among other things, our ability to incur indebtedness, constitute liens, make dividend payments and other distributions and conduct sale-leaseback transactions, mergers and asset sales. None of these covenants have restricted our ability to conduct our ordinary course of business as of the date of this annual report. This Eurobond was purchased in June 2002 by our indirect subsidiary, LPG International Inc., with funds obtained from a syndicated loan, with maturity in August 2004. In January 2004, taking advantage of surplus international liquidity, this syndicated loan was refinanced through a new Eurobond issue by LPG with the same maturity of the original bond. On June 20, 2005, we entered in to a third supplemental indenture to this bond extending its maturity to 2020. Our indirect subsidiary Oxiteno Overseas Corporation is the new holder of the Eurobond.

     On March 22, 2000, our controlling shareholders entered into a shareholders’ agreement designed to ensure the equal treatment of all non-controlling shareholders in the event of any change in control. On May 18, 2004, the Extraordinary General Shareholders Meeting and the Special Meeting of Preferred Shareholders approved an amendment of our Bylaws to register Tag Along Rights for all Company shareholders, at 100% of the offer price. The registration of the Tag Along Rights in our Bylaws is intended to improve on the rights already conceded through the Shareholders Agreement.

     On September 22, 2004, the shareholders of Ultra S.A. entered into a new shareholders’ agreement replacing a prior shareholders’ agreement entered into on May 22, 1997, to ensure the continuation of the controlling shareholder block upon the contemplated dissolution and distribution of Ultra S.A. shares held by its shareholders, Igel Participações S.A. and Avaré Participações S.A. For information regarding the shareholders agreements, see “Item 7 – Major Shareholders and Related Party Transactions, Major Shareholders”.

     On April 8, 2005, we completed our first issue of debentures, not convertible into shares of Ultrapar, unsecured and without special privileges, amounting to R$300 million with a term of 3 years, at a rate of 102.5% of CDI.

     Other material contracts are described in other sections of this report. For information regarding the acquisition of Shell Gás, see “Item 4—Information on the Company, Equity Investments”. For information regarding our contract with Braskem relating to the supply of ethylene, see “Item 4—Information on the Company, Oxiteno, Raw Materials” and “Item 5—Contractual Financial Obligations”. For information regarding our take or pay contract with CODEBA, see “Item 5—Contractual Financial Obligations”.

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

     Foreign investors may register their investment in our shares under Law 4,131 of September 3, 1962 or Resolution 2,689 of January 26, 2000. Registration under Resolution 2,689 affords favorable tax treatment to non-Brazilian investors who are not residents in a tax haven jurisdiction (i.e. countries that do not impose income tax or where the maximum income tax rate is lower than 20%), as defined by Brazilian tax laws.

     Under Resolution 2,689, non-Brazilian investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution 2,689, the definition of non-Brazilian investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.

      Under Resolution 2,689, a non-Brazilian investor must:
  appoint at least one representative in Brazil, with powers to perform actions relating to its investment;

  appoint an authorized custodian in Brazil for its investment;

  register as a non-Brazilian investor with the CVM; and

  register its foreign investment with the Central Bank.

     Additionally, the investor operating under the provisions of Resolution 2,689 must be registered with the Brazilian internal revenue service (“Receita Federal”) pursuant to the latter’s Regulatory Instruction 200. This registration process is undertaken by the investor’s legal representative in Brazil.

     Securities and other financial assets held by non-Brazilian investors pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or through organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will. See “Item 10E. Taxation-Brazilian tax consequences” for more information.

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

     We have obtained a certificate of registration in the name of The Bank of New York, the depositary. Pursuant to this certificate, the custodian and the depositary are able to convert dividends and other distributions with respect to the preferred shares represented by ADSs into foreign currency and to remit the proceeds outside Brazil. If a holder exchanges ADSs for preferred shares, such holder may continue to rely on the depositary’s certificate of capital registration for only five business days after such exchange. After that, such holder must seek to register its investment directly with the Central Bank. Thereafter, unless the holder has registered its investment with the Central Bank, such holder may not convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred shares. Such holder generally will be subject to less favorable Brazilian tax treatment than a holder of ADSs.

     Before March 14, 2005, there were two principal foreign exchange markets in Brazil, in which notes were freely negotiated but could be strongly influenced by Central Bank intervention:

  the commercial rate exchange market dedicated principally to trade and financial foreign exchange transactions such as the buying and selling of registered investments by foreign entities, the purchase or sale of shares, or the payment of dividends or interest with respect to shares; and

  the floating rate exchange market that was generally used for transactions not conducted through the commercial foreign exchange market.

     On March 4, 2005, the National Monetary Council enacted Resolution No. 3265, pursuant to which the commercial rate exchange market and the floating rate exchange market were unified in a sole exchange market, effective as of March 14, 2005. The new regulation allows, subject to certain procedures and specific regulatory provisions, the purchase and sale of foreign currency and the international transfer of reais by a person or legal entity, without limitation of the amount involved, provided, however, the legality of the transaction.

     Under Brazilian law, whenever there is a serious imbalance in Brazil’s balance of payments or reasons to foresee a serious imbalance, the Brazilian government may impose temporary restriction on the remittance of foreign currency abroad and on the conversion of Brazilian currency into foreign currencies. Such restrictions may hinder or prevent the custodian or holders who have exchanged ADSs for underlying preferred shares from converting distributions or the proceeds from any sale of such shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad.

E. Taxation

     This description does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of investors or that are generally assumed to be known by investors.

     This summary is based upon tax laws of Brazil and the United States as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. You should consult your own tax advisors as to the Brazilian, United States or other tax consequences of the purchase, ownership and disposition of preferred shares or ADSs, including, in particular, the effect of any non U.S., state or local tax laws.

     Although there is presently no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of preferred shares or ADSs.

Brazilian Tax Consequences

     The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of our preferred shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and, in the case of preferred shares, has registered its investment in such securities with the Central Bank as a U.S. dollar investment (in each case, a Non-Brazilian Holder). Pursuant to Brazilian law, investors may invest in the preferred shares under Resolution No. 2,689.

     Resolution No. 2,689 allows non-Brazilian investors to invest in almost all financial assets and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that some requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of non-Brazilian investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered outside of Brazil.

     Pursuant to Resolution No. 2,689, non-Brazilian investors must: (a) appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment; (b) complete the appropriate non-Brazilian investor registration form; (c) register as a non-Brazilian investor with the Brazilian securities commission; and (d) register the foreign investment with the Central Bank.

     Securities and other financial assets held by non-Brazilian investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, occurring upon the death of an investor by operation of law or will or as a consequence of the delisting of the relevant shares from a stock exchange and the cancellation of the registration with the CVM.

     Taxation of dividends. Dividends, including dividends in kind, paid by us to the depositary in respect of the preferred shares underlying the ADSs or to a Non-Brazilian Holder in respect of preferred shares generally will not be subject to Brazilian income withholding tax provided that they are paid out of profits generated as of or after January 1, 1996. Dividends relating to profits generated prior to December 31, 1995 are subject to a Brazilian withholding tax of 15% to 25% according to the tax legislation applicable to each corresponding year.

     Taxation of gains. Gains realized outside Brazil by a Non-Brazilian Holder on the disposition of ADSs to another Non- Brazilian Holder are not currently subject to Brazilian tax. However, according to Law No. 10,833, enacted on December 29, 2003, or Law No. 10,833, the disposition of assets located in Brazil by a Non- Brazilian Holder, whether to other Non-Brazilian Holders or Brazilian holders, may become subject to taxation in Brazil. Although we believe that the ADSs do not fall within the definition of assets located in Brazil for purposes of Law No. 10,833, considering the general and unclear scope of such provisions and the lack of a judicial court ruling in respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil.

     For purposes of Brazilian taxation, there are two types of Non-Brazilian Holders of preferred shares or ADSs: (a) Non-Brazilian Holders that are not resident or domiciled in a tax haven jurisdiction (i.e., a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the internal legislation imposes restrictions to disclosure of shareholding composition or the ownership of the investment), and that, in the case of holders of preferred shares, are registered before the Central Bank and the CVM to invest in Brazil in accordance with Resolution No. 2,689; and (b) other Non-Brazilian Holders, which include any and all non-residents of Brazil who invest in equity securities of Brazilian companies through any other means and all types of investors that are located in a tax haven jurisdiction. The investors mentioned in item (a) above are subject to a favorable tax regime in Brazil, as described below.

     The deposit of preferred shares in exchange for ADSs may be subject to Brazilian tax on capital gains at the rate of 15%, or 25% in the case of investors domiciled in a tax haven jurisdiction, if the amount previously registered with the Central Bank as a foreign investment in the preferred shares is lower than (a) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or (b) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the amount previously registered and the average price of the preferred shares calculated as above will be considered to be a capital gain. Such taxation is not applicable in the case of investors registered under Resolution No. 2,689 which are not located in a tax haven jurisdiction, which are currently tax exempt from income tax in such transaction.

     The withdrawal of ADSs in exchange for preferred shares is not subject to Brazilian tax. Upon receipt of the underlying preferred shares, a Non-Brazilian Holder registered under Resolution No. 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described below.

     As a general rule, Non-Brazilian Holders registered under Resolution No. 2,689 that are not located in a tax haven jurisdiction are subject to income tax at a rate of 15% on gains realized on sales or exchanges of preferred shares outside a Brazilian stock exchange. With reference to proceeds of a redemption or of a liquidating distribution with respect to the preferred shares, the difference between the amount effectively received by the shareholder and the amount of foreign currency registered with the Central Bank, translated into reais at the commercial market rate on the date of the redemption or liquidating distribution, will be also subject to income tax at a rate of 15% provided that such transactions are treated as a sale or exchange not carried out on a Brazilian stock exchange. In both cases, if the Non- Brazilian Holders are located in tax haven jurisdictions, the applicable rate is 25%. Gains realized arising from transactions on a Brazilian stock exchange by an investor registered under Resolution No. 2,689 that is not located in a tax haven jurisdiction are exempt from Brazilian income tax. This preferential treatment under Resolution No. 2,689 does not apply to Non-Brazilian Holders of the preferred shares or ADSs that are resident in a tax haven jurisdiction, in which case, gains realized on transactions performed by such holder on the Brazilian stock exchange are subject to the same tax rate that is applicable to a Brazilian resident. Pursuant to Law No. 11,033 of December 21, 2004, the rate applicable to Brazilian residents in transactions entered in to as of January 1, 2005 was established at 15%, being also subject to a withholding tax of 0.005% (to be offset against tax due on eventual capital gains).

     Therefore, Non-Brazilian Holders are subject to income tax at a rate of 15% on gains realized on sales or exchanges in Brazil of preferred shares that occur on a Brazilian stock exchange, unless such sale is made by a Non-Brazilian Holder that is not resident in a tax haven jurisdiction, and (a) such a sale is made within five business days of the withdrawal of such preferred shares in exchange for ADSs and the proceeds of such sale are remitted abroad within such five-day period, or (b) such a sale is made under Resolution No. 2,689 by Non-Brazilian Holders that register with the CVM. In these two cases the transaction will be tax exempt.

     The “gain realized’” as a result of a transaction on a Brazilian stock exchange is the difference between the amount in Brazilian currency realized on the sale or exchange of the shares and their acquisition cost, without any correction for innovation. The “gain realized” as a result of a transaction that occurs other than on a Brazilian stock exchange, with shares that are registered under a certificate of registration of investment (other than under Resolution No. 2,689), will be calculated based on the foreign currency amount registered with the Central Bank which will be translated into reais at the commercial market rate of the date of such sale or exchange. There can be no assurance that the current preferential treatment for holders of ADSs and Non-Brazilian Holders of preferred shares under Resolution No. 2,689 will continue or will not be changed in the future. Reductions in the tax rate provided for by Brazil’s tax treaties do not apply to tax on gains realized on sales or exchanges of preferred shares.

     Any exercise of preemptive rights relating to the preferred shares or ADSs will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to preferred shares by the depositary on behalf of holders of ADSs will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of preferred shares.

     Distributions of interest attributable to shareholders’ equity. In accordance with Law No. 9,249, dated December 26, 1995, as amended, Brazilian corporations may make payments to shareholders characterized as distributions of interest on the company’s shareholders’ equity. Such interest is calculated by reference to the Taxa de Juros de Longo Prazo (Long-Term Interest Rate), or TJLP, as determined by the Central Bank from time to time and cannot exceed the greater of:

  50% of net income (after social contribution on profits and before taking such distribution and any deductions for corporate income tax into account) for the period in respect of which the payment is made; or

  50% of the sum of retained profits and profits reserves.

     Distributions of interest on shareholders’ equity in respect of the preferred shares paid to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, are subject to Brazilian income withholding tax at the rate of 15%, or 25% in case of shareholders domiciled in a tax haven jurisdiction. The distribution of interest on shareholders’ equity may be determined by our Board of Directors. We cannot assure you that our Board of Directors will not determine that future distributions of profits may be made by means of interest on shareholders’ equity instead of by means of dividends.

     The amounts paid as distribution of interest on shareholders’ equity are deductible for corporate income tax and social contribution on profit, both of which are taxes levied on our profits, as far as the limits and rules described above are observed by us.

     Other relevant Brazilian taxes. There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred shares or ADSs by a Non-Brazilian Holder except for gift and inheritance taxes which are levied by some states of Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or domiciled within the state to individuals or entities resident or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of preferred shares or ADSs. Pursuant to Decree 4,494 of December 3, 2002, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment in the preferred shares and ADSs and those made under Resolution No. 2,689, is potentially subject to an exchange transactions tax (Imposto Sobre Operações Financeiras— IOF/Câmbio), although at present the rate of such tax is generally zero percent. Under Law No. 8,894 of June 21, 1994, or Law No. 8,894, such IOF tax rate may be increased at any time to a maximum of 25%, but any such increase will only be applicable to transactions occurring after such increase becomes effective.

     Law No. 8,894 creates the Tax on Bonds and Securities Transactions (IOF/Títulos), which may be imposed on any transactions involving bonds and securities effected in Brazil, even if there transactions are performed on a Brazilian stock exchange. As a general rule, the rate of this tax is currently zero but the executive branch may increase such rate up to 1.5% per day, but only with respect to future transactions. Financial transfers are taxed by the Contribuição Provisória sobre Movimentação Financeira, or CPMF, at a rate of 0.38% . The CPMF is levied upon the remittance of proceeds on the amount converted in reais of the transaction and is required to be withheld by the financial institution that carries out the transaction. Currently, the funds transferred from a bank account to acquire shares on the Brazilian stock exchange are exempt from CPMF. The funds transferred abroad resulting from the disposal of these shares on the Brazilian Stock Exchange are also exempt from CPMF.

U.S. Federal Income Tax Consequences

     The following is a discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to preferred shares or ADSs, and does not address state, local or other tax laws. The discussion applies only to holders that hold preferred shares or ADSs as capital assets for tax purposes, and does not address special classes of holders, such as dealers and traders in securities or foreign currencies, financial institutions, insurance companies, tax exempt entities, persons owning, directly, indirectly or constructively, 10% or more of our voting shares, persons holding preferred shares or ADSs as part of a hedging or conversion transaction or straddle, persons entering into a “constructive sale” with respect to preferred shares or ADSs, persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar, persons liable for alternative minimum tax, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, or persons who have ceased to be United States citizens or to be taxed as resident aliens, or persons who acquired our ADSs or preferred shares pursuant to the exercise of any employee stock option or otherwise as compensation.

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

     This discussion applies to you only if you are a “U.S. Holder.” For purposes of this discussion, a “U.S. Holder” is a beneficial owner of preferred shares or ADSs that is for U.S. federal income tax purposes (i) a citizen or resident of the United States of America, (ii) a corporation, or other entity taxable as a corporation, organized under the laws of the United States of America or any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source. We believe, and this discussion assumes, that we are not, and will not become, a passive foreign investment company (as discussed below).

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

     The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Such actions would also be inconsistent with claiming the 15% rate applicable to non-corporate holders. Accordingly, the analysis of the creditability of Brazilian taxes and the availability of the 15% rate received by certain non-corporate holders, each as described below, could be affected by actions that may be taken by the parties to whom ADSs are pre-released.

     Taxation of dividends. Distributions paid with respect to preferred shares will be includable in the income of a U.S. Holder as ordinary dividend income to the extent paid out of current or accumulated earnings and profits of Ultrapar, as determined for U.S. federal income tax purposes. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends received by non-corporate U.S. Holders on preferred shares or ADSs may be subject to U.S. federal income tax at lower rates (generally 15%) than other types of ordinary income. U.S. Holders should consult their own tax advisors regarding the implications of this new legislation in their particular circumstances. For purposes of these rules, the amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. In addition, the taxable amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed, if any, and the amount of a distribution paid in reais will be measured by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by the depositary, in the case of ADSs, or the U.S. Holder, in the case of preferred shares directly held by a U.S. Holder. The U.S. Holder may have foreign currency gain or loss if the amount of such dividend is not converted into U.S. dollars on the date of its receipt.

     Dividends paid by us generally will be treated as foreign source dividend income to U.S. Holders and will not be eligible for the dividends received deduction. Subject to certain limitations, and the discussion above regarding concerns expressed by the U.S. Treasury, Brazilian withholding tax, if any, paid in connection with any distribution with respect to preferred shares may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder if such U.S. Holder elects for that year to credit all foreign income taxes; otherwise, such Brazilian withholding tax may be taken as a deduction. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. U.S. Holders should consult their own tax advisors concerning the availability and utilization of the foreign tax credit.

     Taxation of capital gains. Gain or loss realized by a U.S. Holder upon the sale, exchange or other disposition of a preferred share or ADS will be subject to United States federal income tax as U.S. source capital gain or loss in an amount equal to the difference between the amount realized on the disposition of the preferred share or ADS and the U.S. Holder’s tax basis in the preferred share or ADS. The gain or loss will be long term capital gain or loss if the U.S. Holder’s holding period in the preferred share or ADS exceeds one year. If a Brazilian tax is imposed on the sale or disposition of preferred shares or ADS, and the U.S. Holder does not receive significant foreign source income from other sources, the U.S. Holder may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian tax. U.S. Holders should consult their tax advisors regarding the United States federal tax treatment of capital gains, which may be taxed at lower rates than ordinary income for individuals, and losses, the deductibility of which is subject to limitations.

     Passive foreign investment companies. Special U.S. tax rules apply to U.S. Holders that own shares or ADSsin a passive foreign investment company, known as a PFIC. In general, we will be classified as a PFIC in a particular taxable year if either:

  75% or more of our gross income consists of passive income, such as dividends, interest, rents and royalties; or

  50% or more of our assets, by value, determined on the basis of a quarterly average, consists of assets that produce, or are held for the production of, passive income.

     Based on a review of our income and assets, we believe that we are not a PFIC for U.S. federal income tax purposes and we do not expect to be a PFIC in the foreseeable future. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year.

     If we are treated as a PFIC in any taxable year during which a U.S. Holder owns preferred shares or ADSs , gain recognized by such U.S. Holder on the sale or other disposition of the preferred shares or ADSs will be allocated ratably over the U.S. Holder’s holding period for the preferred shares. The amounts allocated to the taxable year of the sale or other exchange and to any year before we become a PFIC will be taxable as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for that year for individuals or corporations, as appropriate, and an interest charge will be imposed on the amount allocated to such taxable year. Further, any distribution in respect of the preferred shares or ADSs in excess of 125 percent of the average of the annual distributions on preferred shares or ADSs received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, will be subject to taxation as described above. Certain elections may be available (including a mark-to-market election) to U.S. persons that may mitigate the adverse consequences resulting from PFIC status.

     United States backup withholding and information reporting. Payment of dividends and other proceeds in connection with the preferred shares or ADSs made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding, unless the U.S. Holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) in the case of backup withholding, provides a taxpayer identification number on a properly completed Form W-9 or a substitute form and certifies that no loss of exemption from back-up withholding has occurred. The amount of any backup withholding will be creditable against the U.S. Holder’s federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

     Statements contained in this annual report as to the contents of any contract or other document referred to are not necessarily complete, and each of these statements is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit hereto. A copy of the complete annual report including the exhibits and schedules filed herewith may be inspected without charge at the public reference facilities maintained by the SEC at Room 1024,450, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC’s regional offices located at 233 Broadway, New York, N.Y., 10279 and North Western Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 – 2511. Copies of such materials may be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports and other information may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which ADS are listed. In addition the SEC maintains a website that contains information filed electronically with the SEC, which can be accessed over the Internet at http://www.sec.gov.

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

     We also file financial statements and other periodic reports with the CVM located as Rua Sete de Setembro, 111, Rio de Janeiro, Brazil 20159-900.

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

     See Notes 4, 18 and 25(k) to our consolidated financial statements for a discussion of the accounting policies for derivative instruments and information with respect to those financial instruments.

Interest rate risk

     Substantially all of our debt obligations in reais are subject to variable rates of interest based on either the TJLP or the IGP-M inflation index. Our foreign currency borrowings, however, are substantially subject to fixed rates of interest. As of December 31, 2004, we did not have any derivative contracts outstanding which could limit exposure to variations in the TJLP or the IGP-M, primarily because such instruments are not available in the Brazilian market at reasonable prices. Nevertheless, our exposure to interest rate risk is partially limited by our Brazilian currency variable interest investments, which generally earn the overnight interest rates paid on interbank certificates of deposit. In addition to the exposure with respect to existing borrowings, we would be exposed to interest rate volatility with respect to any future debt issuance.

     The table below provides information as of December 31, 2004 about our debt obligations in foreign currency and in reais that are subject to variable rates of interest. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates and interest rates:

				Principal by year of maturity

Debt	Average interest rate	Fair Outstanding value	Outstanding debt R$	2005	2006	2007	2008	2009

				(in millions of reais)
U.S. dollar borrowings	5.0%	320.5	316.7	225.6	41.6	8.8	8.8	31.9

				Principal by year of maturity

Debt	Average interest rate	Fair value	Outstanding debt R$	2005	2006	2007	2008	2009

	(in millions of reais)
Borrowings indexed to the
UMBNDES	10.2%	20.5	20.8	6.2	7.0	4.7	1.9	1.0
Borrowings indexed to the
TIIE + MX$	2.0%	9.3	9.3	0.5	—	—	—	8.8
Borrowings indexed to the
TJLP	2.5%	186.3	188.8	56.0	56.4	39.5	24.0	12.9
Borrowings indexed to the
IGP-M	6.5%	15.5	15.5	4.7	4.3	4.3	2.2	—

Subtotal		552.1	551.1	293.0	109.3	57.3	36.9	54.6
Unrealized losses on swaps
transactions		79.6	88.6	73.2	12.2	2.2	1.0	—

Total		631.7	639.7	366.2	121.5	59.5	37.9	54.6

Foreign exchange risk

     A substantial portion of our debt obligations is denominated in U.S. dollars. In addition, a significant portion of our raw materials, are denominated in, or indexed to, U.S. dollar. Most of our revenues are denominated in reais, although sales prices of products of the chemicals segment are linked to international market prices established in U.S. dollars. As a result, we are exposed to currency exchange risks that may adversely affect our business, financial condition and results of operations, as well as our ability to meet our debt service obligations.

     We manage the foreign exchange risks associated with the scheduled payments related to our debt obligations by investing in U.S. dollar-denominated assets and in foreign currency swap contracts, under which we pay variable interest in reais based on the interbank certificate of deposit rate, or CDI, and receive fixed interest in U.S. currency.

The table below summarizes our U.S. dollar net swap position at December 31, 2004:

	Maturity

Swap	2005	2006	2007 and thereafter

Notional amount of swaps (in millions of
reais)(1)	200.3	32.9	11.5
Average receiving rate	U.S.$ + 7.3%	U.S.$ + 6.3%	U.S.$ + 6.2%
Average payment rate(2)			100% CDI –
	100% CDI – 0.7%	100% CDI – 1.9%	1%

(1)	Notional amount converted according to the commercial selling rate reported by Banco Central do Brasil (Ptax) at December 31, 2004

(2)	CDI – Interbank Certificate of Deposit Rate

     We also manage the foreign exchange risks related to our U.S. dollar denominated and Mexican currency denominated assets through foreign currency hedge contracts, as follows:

	Maturity

Swap	2005	2006	2007 thereafter

Notional amount of swaps (in millions of	—	28.5	—

reais)(1)
Average receiving rate	—	U.S.$	—
Average payment rate(2)	—	MX$ + 5.8%	—

(1)	Notional amount converted according to the commercial selling rate reported by Banco Central do Brasil (Ptax) at December 31, 2004.

(2)	MX$ is the Mexican currency.

Maturity

Non-deliverable forward (NDF)	2005

Notional amount of NDF (in millions of reais)(1)	51.8
Average receiving rate	R$
Average payment rate	U.S.$

(1)	Notional amount converted according to the commercial selling rate reported by Banco Central do Brasil (Ptax) at December 31, 2004.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     On September 22, 2004, the shareholders of Ultra S.A., a holding company that controls Ultrapar, signed a shareholders’ agreement which primarily aimed at maintaining the controlling shareholder block in Ultrapar. For more information, see “Item 7 – Major Shareholders and Related Party Transactions, Major Shareholders”.

ITEM 15. CONTROLS AND PROCEDURES

     As of December 31, 2004, under management’s supervision and with its participation, including our chief executive officer and chief financial officer, we performed an evaluation of our disclosure controls and procedures for the period relating to the information contained in this 20F report. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective at the reasonable assurance level for the purpose of collecting, analyzing and disclosing the information that we are required to disclose in the reports we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures.

     There have been no significant changes in our internal controls over financial reporting or other factors during the annual period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     As of yet, we have not appointed an “audit committee financial expert” as defined by the SEC. Foreign issuers are not required to have an “audit committee” as defined in Exchange Act Rule 10A-3(a)(5)(A) until July 31, 2005. We are working to establish an audit committee or a permanent fiscal council and have the financial expert appointed as of the SEC’s requirements.

ITEM 16B. CODE OF ETHICS

     We have a code of ethics which covers (i) the Board of Directors; (ii) the Executive Board (including the chief executive officer and the chief financial officer); (iii) the Fiscal Committee of Ultrapar, when installed; (iv) the Board of Directors and Executive Board of its subsidiaries; and (v) remaining bodies with technical or advisory functions that are directly subordinated to the Board of Directors, to the Executive Board or to the Fiscal Committee of Ultrapar. The objective of this code is (i) to reduce the subjectivity of personal interpretations of ethical principles; (ii) to be a formal and institutional benchmark for the professional conduct of the employees, including the ethical handling of actual or apparent conflicts of interests, becoming a standard for the internal and external relationship of the Company with its stakeholders, namely: shareholders, clients, employees, partners, suppliers, service providers, labor unions, competitors, society, government and the communities in which it operates; and (iii) to ensure that the daily concerns with efficiency, competitiveness and profitability do not override ethical behavior.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The relationship with our independent auditors in respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the auditor. We currently do not have an audit committee. Our board of directors approves our financial statements, the performance by our auditors of audit and permissible non-audit services, and associated fees, fulfilling the function of an audit committee. For the fiscal years ending December 31, 2004, 2003 and 2002, Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”) acted as our independent registered public accounting firm.

     The following table describes the total amount billed to us by Deloitte for services performed in 2004 and 2003 and the respective remuneration for these services.

	2004	2003

	(in thousands of reais)
Audit Fees	841.0	728.5
Audit Related Fees	90.0	—
Tax Fees	71.5	7.0
All Other Fees	—	14.0
Total Consolidated Audit Fees	1,002.5	749.5

     “Audit Fees” are the aggregate fees billed by Deloitte Touche Tohmatsu for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. “Audit-Related Fees” are fees charged by Deloitte Touche Tohmatsu for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and in 2004 is mainly related to audit services on the Eurobond issuance by LPG International, Inc. in January, 2004. “Tax Fees” are fees for professional services rendered by Deloitte Touche Tohmatsu for tax advice services. Fees disclosed under the category “All Other Fees” represent services rendered in connection to transfer pricing training.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not required for the year ended December 31, 2004.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     In October 2001, the Board of Directors approved a share repurchase program under which we can acquire our own preferred shares at market price and hold them in treasury for subsequent sale or cancellation. During 2002 and 2003, we acquired a total of 20.2 million and 87.9 million preferred shares, respectively. From January 1, 2004 to September 23, 2004, we acquired a total of 219.6 million preferred shares. The last share repurchase program expired on September 23, 2004 and was not renewed by us. Of the 327.7 million shares repurchased since approval of the program in 2001, we have granted 145 million preferred shares as deferred stock compensation to our executive officers under our Deferred Stock Plan. See “Management—Compensation.”

       The table below shows all repurchases by us of our preferred shares during 2004:

Period	Total number of shares purchased	Average price paid per 1,000 shares in reais	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or program

	(in thousands of
	shares)		(in thousands of shares)
January 1, 2004 – January 31, 2004	0	—	0	1,722,752
February 1, 2004 – February 29, 2004	0	—	0	1,722,752
March 1, 2004 – March 31, 2004	17,300	34.41	17,300	1,705,452
April 1, 2004 – April 30, 2004	17,300	33.65	17,300	1,688,152
May 1, 2004 – May 31, 2004	149,200	29.04	149,200	1,538,952
June 1, 2004 – June 30, 2004	22,100	30.62	22,100	1,516,852
July 1, 2004 – July 31, 2004	13,700	30.95	13,700	1,503,152
August 1, 2004 – August 31, 2004	0		0	1,503,152
September 1, 2004 – September 30, 2004	0		0	1,503,152
October 1, 2004 – October 31, 2004	0		0	0
November 1, 2004 – November 30, 2004	0		0	0
December 1, 2004 – December 31, 2004	0		0	0

Total shares repurchased during 2004	219,600		219,600

Note: Our latest share repurchase program approving the repurchase of 1,733,453 thousand shares was announced on September 25, 2003 and expired on September 23, 2004.

PART III

ITEM 17. FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

     We file the following consolidated financial statements together with the reports of independent registered public accountants firms, as part of this annual report:

 ITEM 19. EXHIBITS

           We file the following documents as part of this Annual Report Form 20F:

1.1	Bylaws of Ultrapar, as amended on April 27, 2005

2.1	Shareholders’ Agreement dated September 22, 2004 (incorporated by reference to Exhibit 10.3 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005).

4.1	Contract for the supply of ethylene between Braskem and Oxiteno (incorporated by reference to Exhibit 10.1to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005).

4.2	Shares Sale and Purchase Agreement related to the sale and purchase of the entire share capital of Shell Gás (LPG) Brasil S.A. (incorporated by reference to Exhibit 10.2 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005).

4.3	Form of agreement between Ultragaz and independent dealers (incorporated by reference to Exhibit 10.4 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005).

4.4	Take or pay agreement between Tequimar and CODEBA (incorporated by reference to Exhibit 10.5 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005).

4.5	Contract for the 1st issue of simple, non-convertible debentures, unsecured and without special privileges, in a single series, for public distribution, dated of February 16, 2005 (incorporated by reference our report on Form 6-K filed on March 1, 2005).

6.1	Statement regarding computation of per share earnings (incorporated by reference to note 25(V)(a) to our consolidated financial statements included in this annual report).

8.1	List of subsidiaries of Ultrapar (incorporated by reference to note 3 to our consolidated financial statements included in this annual report).

11.1	Code of ethics (incorporated by reference to Exhibit 11.1 to our annual report filed on Form 20-F filed on June 25, 2004).

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certification of Chief Executive Officer and Chief Financial and Investor Relations Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Documentation with respect to our corporate restructuring of 2002 (incorporated by reference in Forms 6- K, filed with the SEC on October 15, 2002, November 1, 2002 and December 6, 2002).

     There are omitted from the exhibits filed with or incorporated by reference into this annual report certain promissory notes and other instruments and agreements with respect to long-term debt of our company, none of which authorizes securities in a total amount that exceeds 10% of the total assets of our company. We hereby agree to furnish to the Securities and Exchange Commission copies of any such omitted promissory notes or other instruments or agreements as the Commission requests.

GLOSSARY

Acetates	Chemical substances derived from acetic acid, which are used as solvents in the production of paints and coatings.

Acetic Acid	One of the largest produced organic acids and is used in the production of acetates.

Acrylates	Derivatives from acrylic acid, that are used in the plastic industry.

Acrylonitrile	Derivative compounds from propylene having a nitrile group.

Alcohol	Flammable liquid obtained by fermentation of sugary substances, or by synthetics operations.

Alcohol Sulfates	Fatty alcohol-derived sulfates, with surfactant characteristics, mainly used in the production of detergents.

Alkanolamides	Substances produced by reaction of fatty acids with alcanolamines, mainlyused as emulsifiers in cosmetic preparation.

Alkyl Benzene	Substance with an aromatic ring and an aliphatic chain.

Aromatics	A major group of organic chemical compounds with a ring shaped carbon chain. Aromatics are derived chiefly from petroleum and coal tar, and used make a broad range of downstream chemical products.

Butadiene	By-product of the cracking process; used primarily as a feedstock for syntheticrubber, elastomers and fibers.

Butyl Alcohol	An alcohol used primarily in the production of solvents and plasticizers.

Commodity Chemicals	A term applied to chemical substances, which are sold on a generic basis and, unlike specialty chemicals, are not generally manufactured to meet specific end-use performance characteristics.

Condensed Naphthalene	Polymer mainly used as a super-fluidizer and curing agent for cement preparation.

Crackers	First generation companies that thermally breakdown or “crack” ethane,naphtha and gas oil into basic petrochemicals, such as ethylene and propylene.

Dispersants	Class of chemicals whose main property is to maintain the stability of amixture by preventing particles from settling out of the mixture.

EDC	Ethylene Dichloride, raw material of VCM.

Elastomer	Broad category of “rubber” polymers which may be natural or synthetic, such as natural rubber, nitrile rubber and styrene-butadiene rubbers.

Emulsifiers	A class of chemical generally used to promote the dispersion of materials throughout a solution or mixture.

Ethanolamines	Ethanolamines, comprising mono-, di-, and tri-ethanolamines, are clear,non-flammable, liquids at atmospheric pressure and room temperature conditions, and are produced from ethylene oxide and ammonium.

Ethers	Organic compound with one oxygen atom interpoled between two carbon atoms.
.
Ethoxylated Alcohol	Produced by reaction of ethylene oxide with alcohols. Ethoxylated alcohols are used mainly as surfactants.

Ethoxylated Alkylphenols	Ethoxylated alkylphenols range from clear liquids to colored solids and is produced by the reaction of ethylene oxide with alkylphenol.

Ethoxylated Fatty Alcohols	Substances produced by reaction of ethylene oxide with fatty alcohols and are used mainly as a raw material for detergent production.
.
Ethoxylated Fatty Amines	Substances produced by reaction of ethylene oxide with fatty amines and are used mainly as emulsifiers for agrochemicals.

Ethoxylated Fatty Esters/	Substances produced by reaction of ethylene oxide with hydroxylated fatty esters and are used mainly as emulsifiers in the cosmetic industry.

Ethoxylated Vegetable Oil

Ethoxylated Sorbitan Esters	Substances produced by reaction of ethylene oxide with sorbitan esters and are mainly used as food emulsifiers, especially for bakery products.
.
Ethyl Alcohol	A flammable liquid known as ethanol. It is used as automotive fuel, alone or in mixture with gasoline, as solvent in personal care products, such as aftershave lotion and mouthwashes.

Ethylene	A chemical substance, mainly derived from thermal cracking of ethane, gas oiland naphtha, and used to make polyethylene and many organic chemical intermediates, such as ethylene oxide, vinyl chloride, styrene and acetaldehyde.

Ethylene Glycols	Includes mono-, di-, tri- and other ethylene glycols. Mono-ethylene glycol or MEG is a clear, non-flammable, non-volatile liquid at room temperature and atmospheric pressure. Ethylene glycols are produced from ethylene oxide.

Ethylene Oxide	Ethylene oxide is a colorless and highly flammable gas at room temperature and atmospheric pressure and is produced by catalytic partial oxidation of ethylene by oxygen, at high temperature and pressure.

First Generation Company	A petrochemical cracker.

Fuels	Any substance that involves energy in a chemical reaction.

Glycol Ether Acetate	Flammable liquids at room temperature and atmospheric pressure produced by reaction with acetic acid and glycol ether.
.
Glycols	Alcohols containing two hydroxyl groups.

Glycol Ethers	Substances produced by reaction of ethylene oxide and an alcohol, or methyl, ethyl and butyl alcohol.

Hydraulic Fluids	Mixture of high molecular weight glycols and glycol ethers used as cooling medium and mechanical action transmitters in automotive braking systems.

Lauryl Alcohol	Substance of twelve-carbon fatty alcohol raw material for ethoxylated fattyalcohol, alcohol sulfate and ethoxylated alcohol sulfate production, which areintermediates for detergent production.

Linear Alkyl Benzene (LAB)	Straight chain alkyl benzene used as surfactant intermediate.

Linear Alkyl Sulphonate (LAS)	Straight chain alkyl benzene sulfate used as surfactant intermediate.

Lubricants	Broad class of chemicals which are generally used to provide a film between the moving parts of machines and engines.

Methyl Ethyl Ketone (MEK)	A clear, volatile, flammables liquid at room temperature and atmospheric pressure and is mainly used as a solvent.

Metric Ton	Equal to 1,000 kilograms (2,204.62 pounds).

Naphtha	A by-product of crude oil refining which is used by crackers as feedstock.

Nitrile	Organic compound containing CN group.

Normal Paraffins	Class of aliphatic hydrocarbons with a single carbon chain.

Olefin	Hydrocarbons with double bonds with the general chemical formula CnH2n Olefins, along with aromatics, are produced mainly in crackers and areregarded as the “building blocks” of the petrochemical industry.

Paraxylene	Organic compound with two methyl radicals in p-position.

PET	Polyethylene terephthalate, a polymer produced by polycondensation of ethylene glycol with either Dimethyl Terephthalate, or therephtalic acid. Used to produce fibers, resins and packaging such as carbonated soft drink bottles (PET bottle grade).

Phosphate Esters	Phosphoric acid derived esters, used primarily as “detergent builders” inpowder detergent production.

Polyethylene	Intermediate petrochemical produced by second generation companies from ethylene; used in many plastic applications.

Polyethylene Glycols	Ethylene oxide derived polymers used in many applications, including as fillers, lubricants and viscosity builders.

Polystyrene	Intermediate petrochemical produced by second generation companies from styrene.
.
Polyvinyl Chloride	Intermediate petrochemical produced by companies from basic petrochemicals.

Propylene	A chemical substance, mainly derived as a co- product with ethylene through the cracking process of gas oil or naphtha, often used to make polypropylene, which is a common plastic.

Rafinate II	A by-product of naphtha cracking mainly composed of butane and used in the production of MEK.

Sec-Butanol	A secondary four-carbon atom alcohol obtained by the hydration of butanes, contained in raffinate II. Sec-butanol is the raw material for methyl-ethyl-ketone production.

Second Generation Company	A producer of intermediate chemical products based largely on raw materials purchased from upstream, first generation companies, also known as crackers.

Softeners	A class of surfactant products mainly used as co-agents in the textile industry and domestic laundries.

Solvents	Chemical compounds, usually in liquid form, capable of dissolving another substance; often used as a medium in which other chemical reactions may take place.

Sorbitan Esters	Substances produced by the reaction of sorbitan with fatty acids used as a raw material for ethoxylated sorbitan esters.

Soybean Oil	Oil from soy beans

Styrene	Aromatic compound with ethylene group. Monomer of polystyrene.

Specialty Chemicals	Chemicals which are usually produced in smaller quantities than commodity chemicals and which performances are more relevant than the specification.

Stabilizers	Chemicals which are used to prevent chemical degradation of a product or chemical compound.

Sulfonates/Sulfates	Class of sulfur trioxide modified surfactants, used as a raw material for detergent production.

Surfactants	Generally defines a group of chemicals which, when dissolved in a solvent, modify the liquid properties at a liquid/liquid or liquid/solid interface, including increased solubilization, foaming, frothing, emulsification,dispersing or wetting; a major end-use market for surfactants is the detergentmarket.

TDI	Toluene diisocyanate used as raw material of polyurethane.

Third Generation Company	A producer that transforms intermediate products into end products such as films, piping and containers.

Tons	Metric tons.

VAM	Vinyl acetate monomer. Monomer of PVA – polyvinyl acetate.

VCM	Vinyl chloride monomer.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR PARTICIPAÇÕES S.A.

By:	/s/ Paulo Guilherme Aguiar Cunha

Name:	Paulo Guilherme Aguiar Cunha
Title:	Chief Executive Officer

By:	/s/ Fabio Schvartsman

Name:	Fabio Schvartsman
Title:	Chief Financial and Investor Relations Officer

Date: June 24, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Ultrapar Participações S.A.

São Paulo - SP - Brazil

1. We have audited the accompanying consolidated balance sheets of Ultrapar Participações S.A. and subsidiaries (“Ultrapar”) as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders’ equity, and changes in financial position for each of the three years in the period ended December 31, 2004, all expressed in Brazilian reais. These financial statements are the responsibility of Ultrapar’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3. In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ultrapar as of December 31, 2004 and 2003, and the results of its operations, changes in its stockholders’ equity and its financial position for each of the three years in the period ended December 31, 2004 in conformity with accounting practices adopted in Brazil.

4. As discussed in Note 25.V.p) to the consolidated financial statements, the statements of cash flows for the years ended December 31, 2004, 2003 and 2002 have been restated.

5. Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). The Company has presented the nature and effect of such differences in Note 25 to the consolidated financial statements.

February 4, 2005, except for Note 24 as to which the date is February 16, 2005 and for Note 25 as to which the date is March 16, 2005

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

Ultrapar Participações S.A. and Subsidiaries

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003

(In millions of Brazilian reais-R$)

	2004	2003
ASSETS
CURRENT ASSETS
Cash and cash equivalents	624.5	568.8
Short-term investments	22.4	41.0
Trade accounts receivable, net	369.3	322.3
Inventories	206.0	137.7
Recoverable taxes	100.1	115.5
Other	17.1	30.6
Prepaid expenses	5.5	2.8

	1,344.9	1,218.7

LONG-TERM ASSETS
Long-term investments	38.8	-
Related companies	3.1	2.8
Deferred income and social contribution taxes	63.3	61.4
Escrow deposits	14.1	9.9
Recoverable taxes	9.5	-
Trade accounts receivable	11.9	8.8
Other	2.6	2.0

	143.3	84.9

PERMANENT ASSETS
Investments:
Subsidiary and affiliated companies	5.9	5.7
Other	25.9	27.4
Property, plant and equipment, net	1,047.4	968.6
Deferred charges, net	99.8	102.7

	1,179.0	1,104.4

TOTAL	2,667.2	2,408.0

Ultrapar Participações S.A. and Subsidiaries

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2004 AND 2003

(In millions of Brazilian reais-R$)

	2004	2003
LIABILITIES
CURRENT LIABILITIES
Financing	381.6	381.6
Suppliers	102.0	90.3
Payroll and related charges	94.1	74.7
Taxes	11.8	12.7
Dividends payable	74.7	41.7
Income and social contribution taxes	3.0	6.6
Other	17.9	25.2

	685.1	632.8

LONG-TERM LIABILITIES
Financing	258.1	306.3
Related companies	8.8	9.0
Deferred income and social contribution taxes	32.1	28.7
Other taxes and contributions-contingent liabilities	52.1	40.9
Other	2.3	1.4

	353.4	386.3

MINORITY INTEREST	28.2	32.2

STOCKHOLDERS’ EQUITY
Capital	664.0	664.0
Capital reserve	0.1	-
Revaluation reserve	16.4	17.8
Profit reserves	929.0	677.4
Treasury shares	(9.0)	(2.5)

	1,600.5	1,356.7

TOTAL	2,667.2	2,408.0

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In millions of Brazilian reais-R$, except per share data)

	2004	2003	2002
GROSS SALES AND SERVICES	5,250.6	4,603.8	3,795.3
Deductions	(466.4)	(603.5)	(800.8)

NET SALES AND SERVICES	4,784.2	4,000.3	2,994.5
Cost of sales and services	(3,669.9)	(3,196.4)	(2,247.1)

GROSS PROFIT	1,114.3	803.9	747.4

OPERATING INCOME (EXPENSES)
Selling	(193.7)	(163.7)	(130.2)
General and administrative	(232.1)	(188.6)	(165.6)
Management compensation	(5.4)	(5.2)	(4.7)
Depreciation and amortization	(124.7)	(101.4)	(81.8)
Other operating income, net	5.5	6.6	0.4

	(550.4)	(452.3)	(381.9)

OPERATING INCOME BEFORE FINANCIAL ITEMS	563.9	351.6	365.5
Financial income (expenses), net	(45.0)	(57.2)	28.5
Nonoperating income (expenses), net	(16.0)	1.0	(44.1)

	(61.0)	(56.2)	(15.6)

INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES, EQUITY IN LOSSES OF AFFILIATED COMPANIES AND MINORITY INTEREST	502.9	295.4	349.9

INCOME AND SOCIAL CONTRIBUTION TAXES
Current	(175.0)	(113.0)	(110.1)
Deferred	(1.5)	15.7	(4.8)
Benefit of tax holidays	93.5	52.4	43.5

	(83.0)	(44.9)	(71.4)

INCOME BEFORE EQUITY IN LOSSES OF AFFILIATED COMPANIES AND MINORITY INTEREST	419.9	250.5	278.5
Equity in losses of affiliated companies	-	(0.5)	(1.7)
Minority interest	(5.4)	(3.6)	(54.5)

NET INCOME	414.5	246.4	222.3

NET EARNINGS PER THOUSAND SHARES (BASED ON ANNUAL WEIGHTED AVERAGE OF SHARES OUTSTANDING)-R$	5.95	3.54	3.62

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

ULTRAPAR PARTICIPAÇÕES S.A.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In millions of Brazilian reais-R$)

	Capital	Capital reserve	Revaluation reserve of subsidiary and affiliated companies	Profit reserves			Retained earnings	Treasury shares	Total
				Legal	Retention of profits	Unrealized profits
BALANCES AT DECEMBER 31, 2001	433.9	-	25.9	17.4	322.7	-	-	-	799.9

Capital increase due to merger	230.1	-	-	-	-	-	-	-	230.1
Acquisition of treasury shares	-	-	-	-	-	-	-	(0.3)	(0.3)
Revaluation due to merger	-	-	5.1	-	-	-	-	-	5.1
Realization of revaluation reserve	-	-	(5.1)	-	-	-	4.4	-	(0.7)
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	-	-	0.1	-	-	-	(0.4)	-	(0.3)
Net income	-	-	-	-	-	-	222.3	-	222.3
Appropriation of net income:
Legal reserve	-	-	-	11.1	-	-	(11.1)	-	-
Interim dividends (R$0.37 and R$0.40 per thousand common and preferred shares, respectively)	-	-	-	-	-	-	(20.0)	-	(20.0)
Proposed dividends payable (R$0.63 and R$0.69 per thousand common and preferred shares, respectively)	-	-	-	-	-	-	(45.0)	-	(45.0)
Reserve for unrealized profits	-	-	-	-	-	40.6	(40.6)	-	-
Retention of profit reserves	-	-	-	-	109.6	-	(109.6)	-	-

BALANCES AT DECEMBER 31, 2002	664.0	-	26.0	28.5	432.3	40.6	-	(0.3)	1,191.1

Acquisition of treasury shares	-	-	-	-	-	-	-	(2.2)	(2.2)
Realization of revaluation reserve	-	-	(8.2)	-	-	-	1.7	-	(6.5)
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	-	-	-	-	-	-	(0.1)	-	(0.1)
Realization of profit reserves	-	-	-	-	-	(40.6)	40.6	-	-
Net income	-	-	-	-	-	-	246.4	-	246.4
Appropriation of net income:
Legal reserve	-	-	-	12.3	-	-	(12.3)	-	-
Interim dividends (R$0.46 and R$0.51 per thousand common and preferred shares, respectively)	-	-	-	-	-	-	(33.0)	-	(33.0)
Proposed dividends payable (R$0.55 and R$0.60 per thousand common and preferred shares, respectively)	-	-	-	-	-	-	(39.0)	-	(39.0)
Reserve for unrealized profits	-	-	-	-	-	85.6	(85.6)	-	-
Retention of profit reserves	-	-	-	-	118.7	-	(118.7)	-	-

BALANCES AT DECEMBER 31, 2003	664.0	-	17.8	40.8	551.0	85.6	-	(2.5)	1,356.7

Acquisition of treasury shares, net of sales	-	0.1	-	-	-	-	-	(6.5)	(6.4)
Realization of revaluation reserve	-	-	(1.4)	-	-	-	1.4	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	-	-	-	-	-	-	(0.1)	-	(0.1)
Realization of profit reserve	-	-	-	-	-	(85.6)	85.6	-	-
Net income	-	-	-	-	-	-	414.5	-	414.5
Appropriation of net income:
Legal reserve	-	-	-	20.8	-	-	(20.8)	-	-
Reserve for unrealized profits	-	-	-	-		118.3	(118.3)	-	-
Retention of profit reserves	-	-	-	-	198.1	-	(198.1)	-	-
Interim dividends (R$1.33 per thousand common and preferred shares)	-	-	-	-	-	-	(92.4)	-	(92.4)
Proposed dividends payable (R$1.03 per thousand common and preferred shares)	-	-	-	-	-	-	(71.8)	-	(71.8)

BALANCES AT DECEMBER 31, 2004	664.0	0.1	16.4	61.6	749.1	118.3	-	(9.0)	1,600.5

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In millions of Brazilian reais-R$)

	2004	2003	2002
SOURCES OF FUNDS
Operations:
Net income	414.5	246.4	222.3
Items not affecting working capital:
Equity in losses of affiliated companies	-	0.5	1.7
Depreciation and amortization	172.7	146.9	121.8
PIS and COFINS credit on depreciation	3.0	0.8	-
Long-term interest and monetary variations	22.6	(30.3)	98.3
Deferred income and social contribution taxes	1.5	(15.7)	4.8
Minority interest	5.4	3.6	54.5
Net book value of permanent assets written off	24.1	22.7	29.9
Other long-term taxes	8.0	3.9	8.6
Gain on change in ownership percentage	-	-	(3.6)
Amortization of negative goodwill on investments	-	-	(0.4)
Allowance (realization of provision) for losses on permanent assets	(1.3)	(0.4)	40.6

	650.5	378.4	578.5

Stockholders:
Disposal of treasury shares	0.4	-	-

Third parties:
Increase in long-term liabilities	-	2.8	-
Decrease in long-term assets	-	-	0.6
Dividends and interest on capital (gross)	-	-	0.4
Working capital from merger	-	-	0.1
Long-term financing	293.0	258.6	68.7

	293.0	261.4	69.8

Total sources	943.9	639.8	648.3

USES OF FUNDS
Permanent assets:
Investments	0.2	1.7	-
Property, plant and equipment	227.2	299.5	171.5
Deferred charges	48.3	87.2	51.3

	275.7	388.4	222.8

Dividends and interest on capital	165.2	72.9	76.3
Transfer from long-term to current liabilities	354.6	280.4	86.0
Decrease in long-term liabilities	-	-	51.2
Increase in long-term assets	59.1	27.7	-
Acquisition of treasury shares	6.8	2.2	0.3
Acquisition of shares from minority stockholders	8.5	-	212.5
Taxes on realization of revaluation reserve	0.1	0.2	0.8
Decrease in minority interest	-	0.8	1.0

	429.1	311.3	351.8

Total uses	870.0	772.6	650.9

INCREASE (DECREASE) IN WORKING CAPITAL	73.9	(132.8)	(2.6)

REPRESENTED BY
Current assets:
At end of year	1,344.9	1,218.7	1,186.9
At beginning of year	1,218.7	1,186.9	1,045.2

	126.2	31.8	141.7

Current liabilities:
At end of year	685.1	632.8	468.2
At beginning of year	632.8	468.2	323.9

	52.3	164.6	144.3

INCREASE (DECREASE) IN WORKING CAPITAL	73.9	(132.8)	(2.6)

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

1.    Operations

Ultrapar Participações S.A. (the “Company” or “Ultrapar”) is a holding company organized under the laws of the Federative Republic of Brazil, which, through its operating subsidiaries, is engaged in the distribution of Liquefied Petroleum Gas (LPG) in Brazil (Ultragaz), the production and sale of chemicals (Oxiteno), and logistic services of chemicals and fuels (Ultracargo).

2.    Presentation of the Financial Statements and Significant Accounting Policies

These financial statements were prepared in accordance with accounting practices adopted in Brazil. They have been translated into English from the original financial statements issued in Portuguese. In addition, certain terminology changes have been made and the notes to the financial statements have been adjusted to conform them more closely to reporting practices prevailing in the United States of America.

3.    Summary of Significant Accounting Policies

The accounting practices adopted in Brazil to record transactions and prepare the financial statements comply with those prescribed by Brazilian corporate law and specific standards established by the Brazilian Securities Commission (CVM), which differ in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP). See Note 25 for further discussions of these differences and a reconciliation of stockholders’ equity and net income under both sets of principles.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

The following is a summary of significant accounting policies followed in the preparation of the financial statements:

a)    Consolidation principles

The consolidated financial statements include the accounts of the Company and all of the subsidiaries in which the Company directly or indirectly controls more than 50% of the voting share capital, as listed below. Intercompany investments, asset and liability balances, income and expenses, as well as the effects arising from significant intercompany transactions, have been eliminated. Minority interest in subsidiaries is presented separately in the financial statements.

	Ownership-%
	2004		2003
	Direct	Indirect	Direct	Indirect
Ultragaz Participações Ltda.	100	-	100	-
Companhia Ultragaz S.A.	-	94	-	86
SPGás Distribuidora de Gás Ltda.	-	94	-	86
Bahiana Distribuidora de Gás Ltda.	-	100	-	100
Utingás Armazenadora S.A.	-	56	-	56
LPG International Inc.	-	100	-	100
Ultracargo-Operações Logísticas e Participações Ltda.	100	-	100	-
Melamina Ultra S.A. Indústria Química	-	99	-	93
Transultra-Armazenamento e Transporte Especializado Ltda.	-	100	-	100
Terminal Químico de Aratu S.A.-Tequimar	-	99	-	99
Oxiteno S.A.-Indústria e Comércio	100	-	100	-
Oxiteno Nordeste S.A.-Indústria e Comércio	-	99	-	99
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	-	100	-	-
Barrington S.L.	-	100	-	100
Canamex Químicos S.A. de C.V.	-	100	-	100
Oxiteno International Co.	-	100	-	100
Oxiteno Overseas Co.	-	100	-	100
Imaven Imóveis e Agropecuária Ltda.	100	-	100	-

On August 8, 2003, the Company acquired, through its subsidiary Companhia Ultragaz S.A., the LPG distribution business of Shell Petroleum N.V. in Brazil (SPGás Distribuidora de Gás Ltda.). This acquisition amounted to R$170.6, for the purchase of 100% of the company’s shares and the extinguishment of its debt. The financial statements include the account balances and transactions of the acquired business since August 2003. The goodwill of R$24.4 on this acquisition is based on its expected future profitability and is being amortized over five years, beginning August 2003.

On December 4, 2003, the Company acquired, through its subsidiary Barrington S.L., the chemical business of the Berci Group in Mexico (CANAMEX-Canamex Químicos S.A. de C.V.). This acquisition amounted to US$10.3 million, without assumption of any debt. The financial statements include the account balances and transactions of the acquired business since December 2003.

On December 31, 2003, in order to reduce costs, the Company merged the subsidiaries Ultratecno Participações Ltda. into Ultragaz Participações Ltda., Ultracargo Participações Ltda. into Oleoquímica do Nordeste Ltda., and the latter into Ultracargo-Operações Logísticas e Participações Ltda.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

On December 29, 2004, the Company acquired, through its subsidiary Ultragaz Participações Ltda., an additional 7.31% of Companhia Ultragaz S.A. total share capital. This acquisition amounted to R$10.0, with a goodwill of R$1.8 based on its expected future profitability to be amortized over five years, beginning January 2005.

b)    Cash and cash equivalents

Cash and cash equivalents comprise highly-liquid temporary cash investments (with maturities of three months or less when acquired and readily convertible to cash).

c)    Short-term investments

Short-term investments are stated at the lower of cost plus accrued income earned or market value.

d)    Trade accounts receivable

Trade accounts receivable are stated at estimated net realizable values. The allowance for doubtful accounts is based on estimated losses and is considered by management to be sufficient to cover probable losses on accounts receivable.

e)    Inventories

Inventories are stated at the lower of average cost of acquisition or production or net realizable value.

f)    Long-term investments

Long-term investments are stated at cost plus accrued income earned.

g)    Investments in affiliated companies

Investments in operative companies not controlled by the Company, but over which it has significant influence, are accounted for using the equity method (see Note 9).

h)    Other investments

Other investments are recorded at cost less provision for losses, if expected to be other than temporary.

i)    Property, plant and equipment

Property, plant and equipment are stated at historical cost, monetarily restated through December 31, 1995, and revaluation adjustments based on appraisal reports issued by independent appraisers, less accumulated depreciation. Revaluation increases are credited to the revaluation reserve component of stockholders’ equity and subsequently transferred to retained earnings as the related assets are depreciated or disposed of.

Depreciation is calculated on a straight-line basis at the annual rates described in Note 10, and is based on the estimated useful lives of the corresponding assets.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

j)    Deferred charges

Deferred charges consist mainly of costs incurred in the installation of equipment at customers’ facilities, projects to modernize information systems, and goodwill arising from acquisition of subsidiaries, as mentioned in Note 11.

k)    Income and social contribution taxes

Income and social contribution taxes (the latter of which is a federally mandated tax based on income) are accrued on taxable income at the applicable rates.

The accrual for income tax includes the effects of tax holidays, where applicable. Deferred income and social contribution taxes on temporary differences are recognized in accordance with CVM Resolution No. 273/98, as mentioned in Note 21.

l)    Compensated absences

The liability for future compensation for employee vacations is fully accrued as earned.

m)    Assets and liabilities denominated in foreign currency or subject to indexation

Assets and liabilities denominated in foreign currencies are translated into Brazilian reais at the exchange rate reported by the Brazilian Central Bank (BACEN) at each balance sheet date. Transaction gains and losses are recognized in income.

Assets and liabilities denominated in reais and contractually or legally subject to indexation are restated to the balance sheet date by applying the corresponding index, with related gains and losses recognized in income.

n)    Revenues and expenses

Revenues from sales are recognized when products are delivered to the customer or services are performed, and the transfer of risks, rights and obligations associated with the ownership of products takes place. Expenses are recognized on the accrual basis. Advertising expenses, which are expensed as incurred, amounted to R$6.3, R$6.7 and R$8.8 for the years ended December 31, 2004, 2003 and 2002, respectively. Shipping and handling costs, classified as selling expenses and expensed as incurred, amounted to R$63.4, R$66.5 and R$45.0 for the years ended December 31, 2004, 2003 and 2002, respectively.

o)    Cost of sales and services

Cost of sales and services provided includes raw materials (mainly LPG and chemicals) and production, distribution, storage and filling costs.

p)    Earnings per share

Earnings per share are calculated based on the annual weighted average of shares outstanding during each of the years presented.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

q)    Use of estimates

The preparation of financial statements in accordance with accounting practices adopted in Brazil requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and the reported amounts of revenues, costs and expenses for the years presented. Although these estimates are based on management’s best available knowledge of current and expected future events, actual results could differ from those estimates.

r)    Basis for translation of the financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries are translated into Brazilian reais at the current exchange rate. The criteria for preparation of the financial statements have been adapted to conform to accounting practices adopted in Brazil.

s)    Reclassification

The balance sheet information of 2003 related to other current assets has been reclassified for better year to year comparison.

4.    Cash and Cash Equivalents

Cash equivalents consist of investments, contracted with banks of good standing, substantially represented by certificates of deposit and funds linked to the Brazilian interbank certificates of deposit (CDI) rate, as well as by foreign investments, and are stated at cost plus accrued income (on a “pro rata temporis” basis).

	2004	2003
Certificates of deposit and funds	536.3	489.5
Foreign investments (a)	46.9	32.6
Cash	41.3	46.7

Total	624.5	568.8

(a)	Investments made by the indirect subsidiary Oxiteno Overseas Co. mainly in money market funds and debt securities.

5.    Short and Long-term Investments

Short-term investments relate to the amount invested by the indirect subsidiary Oxiteno Overseas Co. in debt securities of U.S. and Brazilian corporations.

Long-term investments are mainly represented by a debt security of an European corporation denominated in U.S. dollars, bearing interest of six-month LIBOR plus interest of 3.25% per annum and maturing on September 27, 2009.

Short-term investments are classified as available for sale. Long-term investments are classified as held to maturity.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

6.    Trade Accounts Receivable, Net

	2004	2003
Domestic customers	353.9	299.8
Foreign customers	91.5	71.3
(-) Advances on foreign exchange contracts	(55.5)	(31.5)
(-) Allowance for doubtful accounts	(20.6)	(17.3)

Total	369.3	322.3

7.    Inventories

	2004	2003
Finished products	115.9	78.4
Liquefied Petroleum Gas (LPG)	23.0	22.7
Raw materials	49.3	25.4
Supplies and cylinders for resale	17.8	11.2

Total	206.0	137.7

8.    Recoverable Taxes

Represented, substantially, by credit balances of ICMS (State VAT), IPI (Federal excise tax), PIS and COFINS (taxes on revenue), as well as prepaid income and social contribution taxes, which can all be offset against future taxes payable.

	2004	2003
Income and social contribution taxes	57.2	64.2
State Value-Added Tax (ICMS)	31.1	40.7
Federal Excise Tax (IPI)	0.2	2.8
PIS and COFINS	7.3	2.4
Other, mainly VAT of Canamex Químicos S.A. de C.V.	4.3	5.4

Total	100.1	115.5

9.    Investments in Affiliated Companies

A summary of financial information for the Company’s equity investments is as follows:

	December 31, 2004
	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.
Number of shares or quotas held	156	3,174,501
Adjusted net equity-R$	5.3	10.1
Net income for the year-R$	0.7	-
Ownership-%	25.00	45.56

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

	2004
	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Other	Total
Changes in investments:
Balance at the beginning of year	0.9	4.6	0.2	5.7
Capital increase	0.2	-	-	0.2
Write-off	-	-	(0.2)	(0.2)
Equity pick-up	0.2	-	-	0.2

Balance at the end of year	1.3	4.6	-	5.9

	December 31, 2003
	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.
Number of shares or quotas held	125	3,174,501
Adjusted net equity-R$	3.8	10.1
Net income for the year-R$	1.4	-
Ownership-%	25.00	45.56

	2003
	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Other	Total
Changes in investments:
Balance at the beginning of year	0.6	4.6	1.9	7.1
Equity pick-up	0.3	-	-	0.3
Write-off	-	-	(1.7)	(1.7)

Balance at end of year	0.9	4.6	0.2	5.7

	December 31, 2002
	Oxicap Indústria de Gases Ltda.	Nordeste Química S.A.- Norquisa	Química da Bahia Indústria e Comércio S.A.
Number of shares or quotas held	125	60,426,077	3,174,500
Adjusted net equity-R$	2.5	-	10.1
Loss for the year-R$	(0.3)	-	-
Ownership-%	25.00	8.73	45.56

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

	2002
	Oxicap Indústria de Gases Ltda.	Fábrica Carioca de Catalizadores S.A.-FCC	Nordeste Química S.A.- Norquisa	Química da Bahia Indústria e Comércio S.A.	Imaven II Agropecuária S.A.	Total
Changes in investments:
Balance at the beginning of the year	0.7	15.4	42.3	4.6	-	63.0
Write-off of revaluation reserve	-	(2.7)	-	-	-	(2.7)
Dividends received	-	(0.4)	-	-	-	(0.4)
Equity pick-up	(0.1)	(1.0)	-	-	-	(1.1)
Cost of investment sold	-	(11.3)	-	-	-	(11.3)
Business combination	-	-	-	-	0.2	0.2
Allowance for loss	-	-	(40.6)	-	-	(40.6)

Balance at the end of the year	0.6	-	1.7	4.6	0.2	7.1

The investment of Oxiteno S.A.-Indústria e Comércio in the affiliated company Oxicap Indústria de Gases Ltda. is carried under the equity method based on Oxicap’s financial statements as of November 30, 2004. The investment of Oxiteno Nordeste S.A.-Indústria e Comércio in the affiliated company Química da Bahia Indústria e Comércio S.A. is not based on the equity method, since the affiliated company’s operations are dormant and management evaluates that its carrying value is adequate.

10.    Property, Plant and Equipment, Net

		2004			2003
	Annual depreciation rates-%	Cost, including revaluation	Accumulated depreciation	Net	Cost, including revaluation	Accumulated depreciation	Net
Land	-	46.3	-	46.3	46.9	-	46.9
Buildings	4 to 5	380.3	(136.6)	243.7	356.8	(123.1)	233.7
Machinery and equipment	5 to 10	688.5	(326.6)	361.9	610.0	(286.2)	323.8
Gas tanks and cylinders	10	328.5	(161.5)	167.0	380.3	(192.3)	188.0
Vehicles	20 to 30	146.8	(101.4)	45.4	127.4	(86.1)	41.3
Furniture and fixtures	10	18.3	(6.7)	11.6	15.5	(5.4)	10.1
Construction in progress	-	96.9	-	96.9	46.3	-	46.3
Other	2.5 to 30	128.8	(54.2)	74.6	117.6	(39.1)	78.5

Total		1,834.4	(787.0)	1,047.4	1,700.8	(732.2)	968.6

Property, plant and equipment include net capitalized interest cost of R$5.4 and R$6.0 as of December 31, 2004 and 2003, respectively.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

Construction in progress refers mainly to the construction of the Santos Intermodal Terminal (TIS) of subsidiary Terminal Químico de Aratu S.A.-Tequimar, as well as improvements of other subsidiaries’ plants.

Other comprises computer equipment in the amount of R$17.2 (2003-R$19.6), software in the amount of R$27.7 (2003-R$29.9) and commercial property rights, mainly those described below.

➢	On July 11, 2002, the indirect subsidiary Terminal Químico de Aratu S.A.-Tequimar signed a contract for use of the site on which it operates its Aratu Terminal for 20 years, renewable for another 20 years. The amount of R$12.0 paid by Tequimar is being amortized over 40 years, equivalent to an annual amortization of R$0.3.

➢	Further, Terminal Químico de Aratu S.A.-Tequimar has a 20-year lease of an area adjacent to the Santos harbor which allows it to build, operate and exploit the terminal, intended for the distribution of liquid bulk. The price paid by Tequimar was R$3.8 and will be amortized until December 31, 2022, as from the beginning of its operations, expected to occur in April 2005.

11.    Deferred Charges, Net

Deferred charges are substantially represented by costs incurred in the implementation of information systems in the amount of R$2.0 (2003-R$3.2), amortized over five to ten years, and by costs related to the installation of Ultrasystem equipment at customers’ premises in the amount of R$56.0 (2003-R$56.8), amortized over the term of the LPG supply contracts with these customers. Deferred charges also include the goodwill from acquisitions mentioned in Note 3.a).

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

12.    Financing

a)    Composition

Description	2004	2003	Index/ Currency	Annual interest rate-%	Maturity and amortization
Foreign currency:
Eurobonds	151.5	-	US$	3.5	Semiannually to 2005
Working capital loan	0.5	0.5	MX$ + TIIE (*)	1.4	Monthly to 2005
Syndicated loan	-	173.6	US$	4.25	Semiannually to 2004
Foreign financing	32.2	-	US$ + LIBOR	2.0	Semiannually to 2009
Financing for inventories and property additions	8.8	11.4	MX$ + TIIE (*)	2.0	Semiannually to 2009
Advances on foreign exchange contracts	3.3	24.9	US$	From 2.0 to 2.86	Maximum of 58 days
National Bank for Economic and Social Development (BNDES)	20.8	23.2	UMBNDES (**)	10.91	Monthly to 2009
Export prepayments	129.8	205.1	US$	From 4.22 to 6.85	Monthly, semiannually and annually to 2008

Subtotal	346.9	438.7
Unrealized losses on swap transactions	88.6	55.7

Subtotal	435.5	494.4

Local currency:
National Bank for Economic and Social Development (BNDES)	130.2	142.2	TJLP	From 3.0 to 3.85	Monthly to 2009
National Bank for Economic and Social Development (BNDES)	15.5	17.1	IGP-M	6.5	Semiannually until 2008
FINAME	34.1	28.9	TJLP	From 1.8 to 4.85	Monthly to 2009
FINEP	24.4	5.3	TJLP	(2.0)	Monthly to 2009

Subtotal	204.2	193.5

Total financing	639.7	687.9

Current liabilities	(381.6)	(381.6)

Long-term liabilities	258.1	306.3

(*)	MX$ = Mexican pesos, TIIE = Mexican break-even interbank interest rate.
(**)	UMBNDES = BNDES monetary unit. This is a “basket” of currencies representing the composition of BNDES’ debt in foreign currency, 84% of which is linked to the U.S. dollar.
TJLP-long-term	interest rate.

IGP-M-general market price index.

FINAME-government agency for machinery and equipment financing.

FINEP-research and projects financing

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

b)    Annual maturities of long-term financing

2004
2006	109.3
2007	57.3
2008	36.9
2009	54.6

Total	258.1

c)    Eurobonds

In June 1997, the subsidiary Companhia Ultragaz S.A. issued Eurobonds in the total amount of US$60 million, maturing in 2005, with put/call options in 2002, and guaranteed by Ultrapar and Ultragaz Participações Ltda. In June 2002, the subsidiary LPG International Inc. exercised the call option for these securities using funds from a loan in the same amount, that matured in August 2004. However, in January 2004 LPG International Inc. issued Eurobonds in the total amount of US$60 million, maturing in June 2005 and with an annual interest rate of 3.5%. The proceeds from the issuance were used to settle the loan.

The Eurobonds are subject to covenants that provide for restrictions on, among other things, Ultrapar’s ability to incur indebtedness, pay dividends and other distributions, and conduct merger and acquisition transactions. None of these covenants have restricted the Company’s ability to conduct its business to date.

d)    Collateral

A portion of the financing is collateralized by liens on property, plant and equipment, shares of investee and guarantees provided by the Company and its subsidiaries and by minority stockholders, as shown below:

	2004	2003
Amount of financing secured by:
Property, plant and equipment	39.0	34.3
Shares of investee	15.5	17.1
Minority stockholders’ guarantees	15.5	17.6

Total	70.0	69.0

The Company is responsible for sureties and guarantees offered on behalf of its subsidiaries, amounting to R$533.1 (2003-R$571.4). Financing and advances on exports are guaranteed by the future flow of exports.

Certain subsidiaries have issued guarantees to financial institutions related to amounts owed to those institutions by certain of their customers (vendor financing). There are no recourse provisions or collaterals that would enable the Company or its subsidiaries to recover any amounts paid to the financial institutions under these agreements. In the event such payments are made, the subsidiaries may recover such amounts paid directly from their customers. Maximum future payments related to these

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

guarantees amount to R$45.2 (2003-R$19.8), with terms ranging up to 210 days. As of December 31, 2004, the Company and its subsidiaries have not suffered any losses related to these guarantees, neither recorded any liability related to them.

13.    Stockholders’ Equity

a)    Capital

The Company is a listed corporation with shares traded on the São Paulo and New York Stock Exchanges-NYSE. According to the Company’s bylaws, its Board of Directors is authorized to approve capital increases up to R$1,000. As of December 31, 2004 and 2003 subscribed and paid-up capital is represented by 69,691,268,828 shares without par value, comprising 51,264,621,778 common and 18,426,647,050 preferred shares. As of December 31, 2004 and 2003 outstanding shares is represented by 69,501,952,709 and 69,687,169,068 shares, respectively, comprising 51,258,005,419 and 51,264,621,778 common shares, respectively, and 18,243,947,290 and 18,422,547,290 preferred shares, respectively.

As of December 31, 2004, 4,984 million preferred shares were outstanding abroad, in the form of American Depositary Receipts-ADRs.

Preferred shares are not convertible into common shares, do not entail voting rights, and have priority in capital redemption, without premium, in the event of liquidation of the Company.

Until May 18, 2004, preferred shares entitled their holders to dividends at least 10% higher than those attributable to common shares. On that date a Special Meeting of Preferred Stockholders and an Extraordinary Stockholders’ Meeting of Ultrapar approved equalizing the dividends of common and preferred shares.

b)    Treasury shares

The Company was authorized to acquire its own shares at market price, without capital reduction, to be held in treasury for subsequent sale or cancellation, in accordance with the provisions set forth by Brazilian Securities Commission (CVM) Instructions No. 10 of February 14, 1980 and No. 268 of November 13, 1997.

In 2004, 219,600 thousand preferred shares were acquired at the average cost of R$30.19 (whole Brazilian reais), with a minimum cost of R$27.5 (whole Brazilian reais) and a maximum cost of R$34.8 (whole Brazilian reais) per thousand shares.

As of December 31, 2004, the Company and its subsidiaries held 327,700 thousand preferred shares (182,700 thousand preferred shares, net of shares provided to certain executives of these subsidiaries as described in Note 22) and 6,616 thousand common shares in treasury, which had been acquired at the average cost of R$28.08 (whole Brazilian reais) and R$19.30 (whole Brazilian reais) per thousand shares, respectively.

The market price of shares issued by the Company as of December 31, 2004 on the São Paulo Stock Exchange (BOVESPA) was R$51.00 (whole Brazilian reais) per thousand preferred shares.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

c)    Capital reserve

The capital reserve in the amount of R$0.1 reflects the result of the sale of shares from the Company to certain subsidiaries, at the price of R$38.27 (whole Brazilian reais) per thousand shares. These shares were provided to certain executives of these subsidiaries as described in Note 22.

d)    Revaluation reserve

This reserve reflects the revaluation write-up of assets of subsidiaries and is realized based on depreciation, write-off or sale of these revalued assets, including the related tax effects.

In some cases, taxes on the revaluation reserve of certain subsidiaries are recognized only on realization of this reserve since the revaluation occurred prior to the publication of CVM Resolution No. 183/95. Deferred tax charges on these reserves total R$7.8 (2003-R$7.6).

e)    Profit reserves

Legal reserve

Under Brazilian corporate law, the Company is required to appropriate 5% of annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

Reserve for retention of profits

This reserve is supported by the Company’s investment program, in conformity with article 196 of Brazilian corporate law, and includes both a portion of net income and the realization of the revaluation reserve.

Unrealized profit reserve

This reserve is established in conformity with article 197 of Brazilian corporate law, based on the equity pick-up in subsidiaries and affiliated companies. The realization of this reserve usually occurs on receipt of dividends, sale and write-off of investments.

f)    Dividends and appropriation of net income

According to the Company’s bylaws, stockholders are entitled to a minimum annual dividend of 50% of adjusted net income, calculated under the terms of accounting practices adopted in Brazil.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

Proposed dividends as shown in the Company’s financial statements, subject to approval at the Stockholders’ Annual Meeting, are as follows:

2004
Net income	414.5
Legal reserve	(20.8)
Retention of profits	(196.8)
Realization of unrealized profit reserve	85.6

Compulsory dividends	282.5
Reserve for unrealized profits	(118.3)
Interim dividends (R$1.33 (whole Brazilian reais) per thousand common and preferred shares)	(92.4)
Proposed dividends (R$1.03 (whole Brazilian reais) per thousand common and preferred shares)	(71.8)

Management proposes to retain the balance of net income in the retention of profits reserve, in order to support the business expansion project established in its investment plan.

14.    Financial Income and (expenses), Net

	2004	2003	2002
Interest on cash and cash equivalents, short and long-term investments	72.1	105.7	102.7
Interest on trade accounts receivables	4.9	5.4	3.9
Interest on financings	(45.2)	(56.9)	(49.3)
Bank charges	(12.2)	(6.7)	(7.5)
Monetary and exchange variation, including financial expenses from currency swap transactions	(37.2)	(67.9)	8.7
CPMF, PIS, COFINS and IOF, taxes on financial transactions	(26.3)	(35.1)	(32.9)
Other	(1.1)	(1.7)	2.9

Total	(45.0)	(57.2)	28.5

15.    Nonoperating Income (expenses), Net

The amounts included in this caption principally refer to the results of the disposal of permanent assets, especially LPG cylinders, for the years ended December 31, 2004 and 2003. Included in 2004 is also the write-off of the investment in the affiliated company Extracta Moléculas Naturais S.A. The amount for the year ended December 31, 2002 mainly refers to the write-off in the amount of R$40.6, of the investment in the affiliated company Nordeste Química S.A.-Norquisa.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

16.    Reconciliation of Ebitda

As expressly permitted by the CVM in its annual orientation guide for the preparation of financial statements, the Company is presenting its method for calculating EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), as shown in the table below:

	2004					2003	2002
	Ultragaz	Oxiteno	Ultracargo	Other	Consolidated	Consolidated	Consolidated
Operating income before financial items	152.7	382.9	23.0	5.3	563.9	351.6	365.5
(+) Depreciation and amortization	116.2	38.1	17.5	0.9	172.7	146.9	121.8

EBITDA	268.9	421.0	40.5	6.2	736.6	498.5	487.3

17.    Segment Information

The Company has three reportable segments: gas, chemical and logistics. The gas segment distributes LPG to residential, commercial and industrial consumers mainly in the South, Southeast and Northeast regions of Brazil. The chemical segment primarily produces ethylene oxide derivatives. Operations in the logistics segment include storage and transportation of chemicals and fuels, mainly in the Southeast and Northeast regions of the country. Reportable segments are strategic business units that provide different products and services. Intersegment sales are transacted at prices that are freely negotiated and approximate those that the selling entity is able to obtain with third parties.

The principal financial information about each of the Company’s reportable segments is as follows:

	2004					2003	2002
	Ultragaz	Oxiteno	Ultracargo	Other	Consolidated	Consolidated	Consolidated
Net sales, net of intercompany transactions	2,967.7	1,662.9	153.6	-	4,784.2	4,000.3	2,994.5
Operating income before financial items	152.7	382.9	23.0	5.3	563.9	351.6	365.5
EBITDA	268.9	421.0	40.5	6.2	736.6	498.5	487.3
Total assets	1,008.2	1,296.8	331.6	30.6	2,667.2	2,408.0	2,127.9

Disclosures of segments in accordance with U.S. GAAP are made in Note 25.V.j).

18.    Risks and Financial Instruments

The main risk factors to which the Company and its subsidiaries are exposed reflect strategic-operating and economic-financial aspects. Strategic-operating risks (such as behavior of demand, competition, technological innovation and significant structural changes in industry, among others) are addressed by the Company’s management model. Economic-financial risks mainly reflect customer default and macroeconomic variables such as exchange and interest rates, as well as the characteristics of the

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

financial instruments used by the Company. These risks are managed through control policies, specific strategies and the determination of limits, as follows:

➢	Customer default-These risks are managed by specific policies for accepting customers and analyzing credit and are mitigated by diversification of sales. As of December 31, 2004, the Company and its subsidiaries maintained R$26.2 (2003-R$21.8) as an allowance for doubtful accounts receivable.

➢	Interest rates-The Company and its subsidiaries adopt conservative policies to obtain and invest funds and to minimize the cost of capital. The temporary cash investments of the Company and its subsidiaries substantially comprise transactions linked to the interbank deposit (CDI) rates, as described in Note 4. Funds obtained originate from BNDES and foreign currency financing, as mentioned in Note 12.

➢	Exchange rate-The Company’s subsidiaries use foreign currency swap instruments (mainly U.S. dollar to CDI) available in the financial market to cover assets and liabilities in foreign currency, so as to reduce the exchange rate variation effects on their results. Such swap instruments have amounts, periods and indexes equivalent to the assets and liabilities in foreign currency, to which they are linked. The following summary shows assets and liabilities in foreign currency, translated into Brazilian reais at December 31, 2004 and 2003 at the corresponding year end exchange rates:

	Book value
	2004	2003
Assets:
Investments abroad and swap instruments	266.6	395.3
Foreign cash and cash equivalents, short and long-term investments	109.0	77.6
Receivables from foreign customers, net of advances on foreign exchange contracts	35.0	28.0

Total	410.6	500.9

Liabilities:
Foreign currency financing	346.9	438.7
Import transactions payable	12.2	10.0

Total	359.1	448.7

Net asset position	51.5	52.2

The exchange rate variation related to cash and cash equivalents and financial investments in foreign currencies was recorded as financial expense in the consolidated statement of income for the year ended December 31, 2004, in the amount of R$11.0 (2003-financial expense of R$24.3 and 2002-financial income of R$44.1).

19.    Contingencies and Commitments

a)    Labor, civil and tax lawsuits

The Petrochemical Industry Labor Union, of which the employees of Oxiteno Nordeste S.A.-Indústria e Comércio are members, filed a lawsuit against the subsidiary in 1990, demanding compliance with the adjustments established in collective labor agreements, in lieu of the salary policies effectively followed. At the same time, the employers’ association proposed a collective labor dispute for the interpretation

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

and clarification of the fourth clause of the agreement. Based on the opinion of its legal counsel, who analyzed the last decision of the Federal Supreme Court (STF) in the collective bargaining as well as the status of the individual lawsuit of the subsidiary, management believes that a reserve for a potential loss is not necessary as of December 31, 2004.

Companhia Ultragaz S.A. is a defendant in lawsuits relating to damages caused by an explosion in 1996 in a shopping mall in the city of Osasco, State of São Paulo. Such lawsuits involve: (i) individual lawsuits filed by victims of the explosion claiming damages from Ultragaz for the loss of economic benefit and for pain and suffering, (ii) reimbursement of expenses of management of the shopping mall and its insurance company, and (iii) a class action lawsuit seeking indemnification for material damages and pain and suffering for all the victims injured and deceased. Management believes that it has presented evidence that defective gas pipes in the shopping mall caused the accident and that Ultragaz’s on-site LPG storage facilities did not contribute to the explosion. It has obtained a favorable judgment in all lawsuits which have been judged to date. The subsidiary has insurance for this contingency. In case all lawsuits were to be decided against the subsidiary, the maximum amount payable as of December 31, 2004 would be R$36.7. The Company has not recorded an accrual for this amount since it assesses the likelihood of this contingency substantially as remote.

The Company and its subsidiaries have obtained injunctions to pay PIS and COFINS (taxes on revenues) without the changes introduced by Law No. 9,718/98 in its original version. Law No. 9,718/98 increased the PIS and COFINS taxes on revenues, by, among other things, increasing taxation on sales by one percentage point and expanding the levy of these taxes to other sources of income, such as gross financial gains. The Company and its subsidiaries obtained preliminary injunctions to the application of these tax increases allowing the Company to pay the PIS and COFINS taxes without the increases of Law No. 9,718/98. In 2002, given that a number of cases related to the issue of tax increases on sales had been decided in favor of the Brazilian fiscal authorities, the Company and its subsidiaries opted to pay such increase and only continue to dispute the levy of PIS and COFINS on other sources of income. This dispute mainly affects subsidiaries Cia. Ultragaz S.A. and Oxiteno S.A. Indústria e Comércio. If the Company and its subsidiaries fail to win the dispute, the total maximum amount that would be paid is fully accrued in the Company’s consolidated balance sheet and amounts to R$33.7 as of December 31, 2004 (R$30.5 as of December 31, 2003).

The main tax disputes of the Company and its subsidiaries refer to the taxation of PIS and COFINS (as detailed in the preceding paragraph) and the taxation of income earned abroad (as stated in Note 21.a)).

The tax issue related to income earned abroad refers to the requirement, by the Brazilian fiscal authorities, that income earned by foreign subsidiaries should be taxed in Brazil, even if such income has not been made available to the Brazilian parent company. This issue principally affects subsidiary’s Oxiteno S.A. Indústria e Comércio participation in the earnings of indirect subsidiary Oxiteno Overseas Co. The total maximum amount that could be paid regarding this issue is fully accrued in the Company’s consolidated balance sheet and amounts to R$30.5 as of December 31, 2004 (R$26.6 as of December 31, 2003).

The potential losses on these discussions are accrued in long-term liabilities as other contributions and taxes and deferred income and social contribution taxes. In addition, Oxiteno S.A.-Indústria e Comércio has accrued R$7.3 related to a potential loss on an ICMS (value-added tax) assessment presently under judgment at the administrative level. The subsidiary currently awaits a decision on its appeal filed in July 2004.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

Utingás Armazenadora S.A. is challenging an ISS (service tax) assessment presently under judgment at the judicial level. The subsidiary’s legal advisors classify the risk as being low, since a significant part of the decisions already announced were favorable to the subsidiary and its case supported by the opinion of a renowned tax specialist. The total amount at risk updated as of December 31, 2004 is R$25.4. Management believes that a reserve for a potential loss is not necessary as of December 31, 2004.

The Company and its subsidiaries have other ongoing administrative and judicial proceedings. Legal counsel classified the risks of these proceedings as possible or remote and, therefore, not probable, and as a result, no reserves for losses on these proceedings have been recorded.

Although there is no assurance that the Company and its subsidiaries will prevail in all cases, management does not believe that the ultimate resolution of unaccrued tax, civil and labor contingencies would have a material effect on the Company’s financial position or results of operations.

Escrow deposits and provisions are summarized below:

	2004		2003
	Escrow deposits	Provision made	Escrow deposits	Provision made
Social contribution taxes on net income	-	2.9	-	2.9
Labor claims	9.9	2.0	7.5	0.9
PIS and COFINS on other gains	0.1	33.7	-	30.5
ICMS	0.5	9.4	-	-
Other	3.6	4.1	2.4	6.6

Total	14.1	52.1	9.9	40.9

b)    Take or pay commitments

Terminal Químico de Aratu S.A.-Tequimar has contracts with CODEBA-Companhia Docas do Estado da Bahia and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its harbor facilities in Aratu and Suape, respectively. Such contracts establish minimum cargo movement of 1,000,000 tons per year for Aratu, effective through 2022, and 250,000 tons per year for Suape, effective through 2027. If annual movement is less than the established minimum, the subsidiary is required to pay the difference between the actual movement and the minimum contractual movement using the harbor rates in effect at the date of payment. As of December 31, 2004, such rates were R$3.67 and R$3.44 per ton for Aratu and Suape, respectively. The subsidiary has met the minimum cargo movement requirements since inception of the contracts. At December 31, 2004, future minimum lease payments under these operating leases are: 2005-R$4.5, 2006-R$4.5, 2007-R$4.5, 2008-R$4.5, 2009-R$4.5 and thereafter R$60.1. A substantial part of these leases are paid directly to the port authorities by Tequimar’s customers. The part of such lease expenses paid by Tequimar amounted to R$1.6 in 2004, R$1.4 in 2003 and R$1.2 in 2002.

Oxiteno Nordeste S.A.-Indústria e Comércio has a supply contract with Braskem S.A., effective through 2012, which establishes a minimum annual ethylene consumption level. The minimum purchase commitment and the actual demand for the years ended December 31, 2004 and 2003, expressed in tons

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

of ethylene, are summarized below. If the minimum purchase commitment is not met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased.

	Minimum purchase commitment	Actual demand
		2004	2003
		Unaudited	Unaudited
In tons	137,900	192,439	188,850

At December 31, 2004, future minimum purchase commitments under this contract, based on the price prevailing at that date, are: 2005-R$200.2, 2006-R$200.2, 2007-R$200.2, 2008-R$200.2, 2009-R$200.2 and thereafter-R$600.6. Total purchases made under this contract were R$576.9 in 2004, R$403.4 in 2003 and R$271.2 in 2002.

c)    Insurance coverage for subsidiaries

It is management’s practice to maintain insurance policies in amounts considered sufficient to cover potential losses on assets, as well as for civil responsibility for involuntary and material damages and/or bodily harm caused to third parties arising from the Company’s subsidiaries industrial and commercial operations, considering the nature of their activities and the advice of their insurance consultants.

20.    Related Companies

The balances and transactions with related parties are as follows:

	2004
	Loans		Trade accounts
	Assets	Liabilities	Receivable	Payable
Química da Bahia Indústria e Comércio S.A.	-	7.7	-	-
Serma Associação dos Usuários de Equipamentos de Processamentos de Dados e Serviços Correlatos	1.6	-	-	0.8
Petroquímica União S.A.	-	-	-	7.0
Oxicap Indústria de Gases Ltda.	-	-	-	0.7
Liquigás Distribuidora S.A.	-	-	0.1	-
Petróleo Brasileiro S.A.-Petrobras	-	-	1.4	-
Braskem S.A.	-	-	-	32.8
Cia. Termelétrica do Planalto Paulista-TPP	1.4	-	-	-
Plenogás-Distribuidora de Gás Ltda.	-	0.9	-	-
Other	0.1	0.2	-	0.5

Total at December 31, 2004	3.1	8.8	1.5	41.8

Total at December 31, 2003	2.8	9.0	-	10.7

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

	2004
	Transactions		Financial income (expenses)
	Sales	Purchases
Química da Bahia Indústria e Comércio S.A.	-	-	(0.7)
Petroquímica União S.A.		128.7	-
Oxicap Indústria de Gases Ltda.		7.7	-
Liquigás Distribuidora S.A.	3.0	-	-
Petróleo Brasileiro S.A.-Petrobras	-	2,090.9	-
Copagaz Distribuidora de Gás S.A.	0.5	-	-
Braskem S.A.	93.4	576.9	-
Supergasbras Distribuidora de Gás S.A.	1.0	-	-
Cia. Termelétrica do Planalto Paulista-TPP	-	-	0.2
Other	0.4	1.7	-

Total 2004	98.3	2,805.9	(0.5)

Total 2003	57.8	2,323.8	(0.6)

Total 2002	46.9	1,678.7	(0.4)

The loan balances with Química da Bahia Indústria e Comércio S.A. and Cia. Termelétrica do Planalto Paulista-TPP are adjusted based on the Brazilian long-term interest rate (TJLP). Other loans do not have financial charges. Purchase and sale transactions refer principally to purchases of raw materials, other materials and storage and transportation services, carried out at market prices and conditions.

21.    Income and Social Contribution Taxes

The Company and its subsidiaries recognize tax assets and liabilities, which do not expire, arising from tax loss carryforwards, temporary add-backs, revaluation of property, plant and equipment, and other procedures. Tax credits are based on the continuing profitability from operations. Management expects to realize these tax credits over a maximum period of three years.

a)    Deferred income and social contribution taxes

Deferred income and social contribution taxes are presented in the following principal categories:

	2004	2003
Long-term assets:
Deferred income and social contribution taxes on:
Accruals which are tax deductible only when expenses are incurred	51.2	48.6
Income and social contribution on tax loss carryforwards	12.1	12.8

Total	63.3	61.4

Long-term liabilities:
Deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	1.6	2.1
Income earned abroad	30.5	26.6

Total	32.1	28.7

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

b)    Reconciliation of income and social contribution taxes to statutory tax rates

	2004	2003	2002
Income before taxes, equity in subsidiaries and affiliated companies and minority interest	502.9	295.4	349.9
Official tax rates-%	34.0	34.0	34.0

Income and social contribution taxes at official rate	(171.0)	(100.4)	(119.0)
Adjustments to the effective tax rate:
Operating provisions and nondeductible expenses/nontaxable income	(5.2)	2.3	(1.2)
Adjustments to estimated income	(0.3)	1.1	3.1
Interest on capital paid	-	-	0.2
Employees’ Meal Program (PAT)	0.6	0.3	0.7
Other adjustments	(0.6)	(0.6)	1.3

Income and social contribution taxes before tax benefits	(176.5)	(97.3)	(114.9)
Benefits of tax holidays	93.5	52.4	43.5

Income and social contribution taxes per statement of income	(83.0)	(44.9)	(71.4)

Current	(175.0)	(113.0)	(110.1)
Deferred	(1.5)	15.7	(4.8)
Benefits of tax holidays	93.5	52.4	43.5

c)    Tax loss carryforwards

Tax loss carryforwards may be used to offset up to 30% of future taxable income and do not expire.

d)    Tax exemption

The following indirect subsidiaries have partial or total exemption from income tax in connection with a government program for the development of the Northeast Region of Brazil:

Subsidiary	Bases	Exemption-%	Expiration date
Oxiteno Nordeste S.A.-Indústria e Comércio	Camaçari plant	100	2006
Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2013
	Juazeiro base	100	2004
	Suape base	100	2007
	Ilhéus base	25	2008
	Aracaju base	25	2008
	Caucaia base	75	2012
Terminal Químico de Aratu S.A.-Tequimar	Aratu Terminal	75	2012
	Suape Terminal (acetic acid and butadiene byproducts)	100	2005

Tax benefits from income tax reduction for activities eligible for tax incentives were recorded in a specific account in stockholders’ equity of the respective subsidiaries, and recognized as benefits of tax holidays in the Company’s statement of income.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

22.    Stock Compensation Plan

The Extraordinary Stockholders’ Meeting held on November 26, 2003 approved a compensation plan for management of the Company and its subsidiaries, which provides for: (i) the initial grant of usufruct of shares issued by the Company and held in treasury by the subsidiaries in which the beneficiaries are employed, and (ii) the transfer of the beneficial ownership of the shares after ten years of the initial concession provided that the professional relationship between the beneficiary and the Company and its subsidiaries is not interrupted. The total value granted to executives until December 2004, including taxes, was R$7.7 (2003-R$5.0). Such value is being amortized over a period of ten years and the amortization related to the year ended December 31, 2004, in the amount of R$0.6, was recorded as an operating expense of the period.

23.    Employee Benefits and Private Pension Plan

The Company and its subsidiaries offer benefits to their employees, such as life insurance, health care and a pension plan. In addition, certain subsidiaries offer loans for the acquisition of vehicles and personal computers to some of their employees. These benefits are recorded on the accrual basis and terminate at the end of the employment relationship.

In August 2001, the Company and its subsidiaries began to offer their employees a defined contribution pension plan, managed by Ultraprev-Associação de Previdência Complementar. Under the terms of the plan, the basic contribution of each participating employee is defined annually by the participant between 0% and 11% of his/her salary. The sponsoring companies provide a matching contribution to the basic contribution. As participants retire, they may opt to receive monthly: (i) a percentage varying between 0.5% and 1.0% of the fund accumulated in his/her name at Ultraprev, or (ii) a fixed monthly amount that will extinguish the fund accumulated in his/her name in a period between 5 and 25 years. As such, neither the Company nor its subsidiaries assume responsibility for guaranteeing amounts or periods of receipt for the participants that retire. In 2004, the Company and its subsidiaries contributed R$4.0 (R$3.4 in 2003 and R$2.9 in 2002) to Ultraprev, which was charged to income for the year. The total number of employee participants as of December 31, 2004 was 5,503, with no participants retired to date. Additionally, Ultraprev has 1 active participant and 33 former employees receiving benefits according to the policies of a previous plan.

24.    Subsequent Events

a) The Extraordinary Stockholders’ Meeting held on February 2, 2005 approved the issuance by the Company and the public distribution in a single block of 30,000 (thirty thousand) non-convertible debentures with nominal unit value of R$10,000.00 (ten thousand Brazilian reais), resulting in a total amount of R$300.0. The proceeds obtained from these debentures will be used to retire short-term debt and/or other general corporate purposes.

b) According to the press release issued on February 3, 2005, Monteiro Aranha S.A. and certain stockholders of Ultra S.A. disclosed their intention to undertake a secondary public distribution of Ultrapar shares. The request for this offer was filed with the Brazilian Securities Commission (CVM) and U.S. Security Exchange Commission (SEC), and is subject to the approval of both agencies.

To prepare this offering, the Board of Directors approved on February 2, 2005 a stock dividend, effected through the capitalization of part of the Company’s reserve for retention of profits, with the issuance of

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

10.5 billion of new preferred shares, to be distributed to stockholders in the proportion of 15 new preferred shares for each of 100 common or preferred shares held. As from February 11, 2005, the shares are trading “ex-stock dividend rights” on both the São Paulo and New York Stock Exchanges.

25.    Summary and Reconciliation of the Differences Between Accounting Practices          Adopted in Brazil and Accounting Principles Generally Accepted in the United          States of America (U.S. GAAP)

I-Description of GAAP differences

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

a)    Inflation accounting

As mentioned in Note 3.i), the consolidated financial statements account for the effects of inflation, through December 31, 1995. Under U.S. GAAP, Brazil was considered to be a highly inflationary economy until July 1, 1997, and the effect of inflation was recognized until December 31, 1997.

In determining amounts under U.S. GAAP, the effects of inflation for the years ended December 31, 1996 and 1997 were determined using the “Índice Geral de Preços -Disponibilidade Interna-IGP-DI” index, which is widely-accepted and respected index published monthly by the Fundação Getúlio Vargas.

Through December 31, 1995, the Company used indexes established by the government to restate balances and transactions for purposes of its corporate law financial statements. Such indexes do not necessarily represent changes in general price levels, as would be required under U.S. GAAP.

Because the Company’s management believes that the “Índice Geral de Preços-Disponibilidade Interna-IGP-DI” is an appropriate and consistent measure of the general price inflation in Brazil and because of its availability, for U.S. GAAP purposes the Company adopted the IGP-DI for restatement of its financial statements through December 31, 1995, replacing the government mandated index. This procedure is consistent with the recommendation by the Brazilian Task Force (organized under the AICPA International Practices Task Force to review the issue of the appropriate index to be used for preparing price-level adjusted financial statements of Brazilian companies filing with the SEC) of using the IGP-M or IGP-DI for such purposes. Thus, all nonmonetary assets and liabilities were restated using the IGP-DI since the inception of the Company, through December 31, 1997.

b)    Reversal of fixed asset revaluations and related deferred tax liabilities

For U.S. GAAP reconciliation purposes, the revaluation of fixed assets and the related deferred income tax effects recorded in the financial statements prepared in accordance with accounting practices adopted in Brazil have been eliminated in order to present fixed assets at historical cost less accumulated depreciation. Accordingly, the depreciation on such revaluation charged to income has also been eliminated for U.S. GAAP reconciliation purposes.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

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

d)    Investments in affiliated companies

As from 1996, Brazilian corporate law allows certain less than 20% owned affiliated companies in which an investor owns more than 10% of voting stock to be accounted for under the equity method. In addition, certain more than 20% and less than 50% owned affiliated companies deemed not significant in relation to their parent company are accounted at cost.

For U.S. GAAP reconciliation purposes, less than 20% owned affiliated companies have been accounted for on the basis of cost and more than 20% and less than 50% owned affiliated companies have been accounted for on the equity method for all years presented.

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

Under U.S. GAAP, interest on construction-period financing denominated in foreign currencies is capitalized using contractual interest rates, exclusive of foreign exchange or monetary correction gains or losses. Interest on construction-period financing denominated in Brazilian reais is capitalized.

f)    Acquisitions and business combinations

Under accounting practices adopted in Brazil, assets and liabilities of acquired entities are reflected at book values. Goodwill is represented by the excess of purchase price paid over the book value of net assets and is amortized on a straight-line basis over the periods estimated to be benefited.

Under U.S. GAAP, business combinations are accounted for by the purchase method utilizing fair values. Goodwill is not amortized and should be tested for impairment. An impairment test of goodwill is performed annually or more frequently if events or changes in circumstances indicate that the goodwill might be impaired. Such impairment test is performed utilizing a two-step method. The first step compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step is performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the implied fair value of reporting unit goodwill is lower than the carrying amount of such goodwill, an impairment loss is recognized.

Under Brazilian corporate law, purchases by subsidiaries of their own stock from minority stockholders are initially recorded at cost. Upon cancellation of these shares, the difference between cost and the

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

related book value of the subsidiary’s stockholders’ equity is recorded by the parent company and in the consolidated financial statements as a capital gain or loss. Direct purchases by the parent company of the subsidiaries’ stock from minority stockholders are recorded at cost, with the difference between cost and the related book value of the subsidiaries’ stockholders’ equity recorded as positive or negative goodwill by the parent company and in the consolidated financial statements.

Under U.S. GAAP, purchases of treasury stock by subsidiaries from minority stockholders and direct purchases by the parent company of the subsidiaries’ stock from minority stockholders are recorded as step acquisitions under the purchase method, with assignment of the purchase price to the underlying assets and liabilities based on their fair values and recording of goodwill to the extent that the purchase price exceeds the proportionate amount of the net fair value of the assets and liabilities. No gain or loss is recognized upon either purchase or cancellation of the shares.

Corporate reorganization-2002

In 2002, the Company effected a corporate reorganization of its major subsidiaries. The reorganization involved the exchange of minority interest in its subsidiary Oxiteno S.A.-Indústria e Comércio for shares of the Company. Pursuant to Brazilian securities law, this subsidiary offered withdrawal rights to its minority stockholders. These withdrawal rights required the Company’s subsidiary to buy back and cancel shares from minority stockholders who exercised their rights.

Under accounting practices adopted in Brazil, the exchange of shares issued by the Company for minority interest in Oxiteno S.A.-Indústria e Comércio was recorded based on the book value of the net assets of Oxiteno S.A.-Indústria e Comércio, and the purchase price was considered to be the book value of the shares issued.

Under U.S. GAAP, the Company has accounted for the reorganization of its subsidiary Oxiteno S.A.-Indústria e Comércio as an acquisition of minority interest. The fair value of the consideration given (purchase price), including the cash paid on the exercise of the withdrawal rights of R$208.0, was R$428.9. The purchase price of this acquisition was R$32.9 lower than the fair value of net assets acquired. This difference was recorded as a reduction of property, plant and equipment acquired. As a result of the reorganization, the Company increased its interest in Oxiteno S.A.-Indústria e Comércio to 100% and for U.S. GAAP purposes had full participation in the results of Oxiteno S.A.-Indústria e Comércio beginning December 1, 2002 (see date of reorganization/acquisition below).

Date of reorganization/acquisition-2002

Under accounting practices adopted in Brazil, the corporate reorganization was based on the balance sheets of June 30, 2002 and, as a consequence, the Company has full participation in the results of its subsidiaries as from July 1, 2002.

Under U.S. GAAP, the date of acquisition ordinarily is the date assets are received and other assets are given, liabilities are assumed or incurred, or equity interests are issued, which was considered to be October 31 and November 30, 2002 for the merger of Gipóia Participações Ltda. (an entity under common control of the controlling stockholder of the Company) and for the acquisition of minority interest in Oxiteno S.A.-Indústria e Comércio, respectively. As a result, minority interest from July 1, 2002 to the acquisition dates under U.S. GAAP was excluded from the 2002 U.S. GAAP income of the Company in the amount of R$55.4.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

Acquisition of SPGás Distribuidora de Gás Ltda. (“SPGás”)-2003

As mentioned in Note 3, on August 8, 2003, the Company acquired 100% of the outstanding common shares of SPGás. The results of SPGás operations have been included in the consolidated financial statements since that date. SPGás is a distributor of LPG in Brazil. As a result of this acquisition, the Company expected to become the leading distributor of LPG in Brazil.

The cost of acquisition included the purchase price, amounting to R$107.9, net of the debt settled, and other direct costs, amounting to R$1.1.

Under U.S. GAAP, the Company has recorded such acquisition based on the fair value of the assets acquired and liabilities assumed and determined goodwill in accordance with the purchase method of accounting prescribed by Statement of Financial Accounting Standards (“SFAS”) 141, “Business Combinations”, which resulted in the identification of goodwill as shown below.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

R$
Current assets	27.6
Property, plant and equipment	98.6
Other assets	26.6

Total assets acquired	152.8

Current liabilities, including short-term debt of R$62.7	73.3
Long-term liabilities	10.4

Liabilities assumed	83.7

Net assets	69.1

Interest acquired	100%

Net assets acquired	69.1
Total cost of acquisition	109.0

Goodwill recorded under U.S. GAAP	39.9

Goodwill recorded under accounting practices adopted in Brazil	(24.4)
Other direct costs recorded as deferred charges for accounting practices adopted in Brazil	(1.1)
Goodwill difference between U.S. GAAP and accounting practices adopted in Brazil (see stockholders’ equity reconciliation)	14.4

The purchase price allocation did not result in the identification of any intangible assets related to this acquisition.

The full amount of goodwill related to this business combination was assigned to the gas segment. This goodwill is not deductible for tax purposes.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

The following summary presents the Company’s unaudited pro forma consolidated results of operations for the years ended December 31, 2003 and 2002, in accordance with accounting practices adopted in Brazil, as if the SPGás acquisition had been completed at the beginning of each period. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results:

Amounts under accounting practices adopted in Brazil	2003	2002
Net sales and services	4,283.0	3,369.0
Operating income before financial items	324.8	357.8
Net income	224.6	218.0
Net earnings per thousand shares-whole R$	3.23	3.55

Acquisition of Canamex Químicos S.A. de C.V. (“Canamex”)-2003

As mentioned in Note 3, on December 4, 2003, the Company acquired 100% of the outstanding common shares of Canamex. The results of Canamex’s operations have been included in the consolidated financial statements since that date. Canamex is engaged in the production and sales of chemicals in Mexico. As a result of the acquisition, the Company is expected to expand its activities outside of Brazil.

The cost of acquisition was R$32.3, composed of purchase price amounting to R$30.5 and other direct costs amounting to R$1.8. The fair value of the net assets acquired amounted to R$29.7, composed of assets of R$39.7 and liabilities assumed of R$10.0.

The Company has recorded such acquisition based on the fair value of assets acquired and liabilities assumed and determined goodwill in accordance with the purchase method of accounting prescribed by SFAS 141, which resulted in the identification of goodwill amounting to R$2.6. This goodwill is not deductible for tax purposes.

Acquisition of subsidiary shares from minority stockholders-2004

As mentioned in Note 3, on December 29, 2004 the Company acquired, through its subsidiary Ultragaz Participações Ltda., an additional 7.31% of Companhia Ultragaz S.A. total share capital. This acquisition amounted to R$10.0. Under accounting practices adopted in Brazil, the goodwill of R$1.8 generated in this acquisition was based on its expected future profitability and will be amortized over five years beginning January 2005. As a result of this acquisition, the Company increased its indirect interest in Companhia Ultragaz S.A. to 94%.

Under U.S. GAAP, the Company has accounted for this transaction as an acquisition of minority interest. The purchase price of this acquisition was R$3.7 million, net of tax, higher than the historical book value recorded under U.S. GAAP. This difference was preliminarily allocated as an increase of property, plant and equipment, in the amount of R$3.2 million (net of deferred income taxes) and as an increase of inventories, in the amount of R$0.5 million (net of deferred income taxes), based on the estimated fair value of the net assets of Companhia Ultragaz S.A. The Company is in the process of performing valuations of certain assets; thus, the allocation of the purchase price is subject to refinement.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

g)    Earnings per share

Under accounting practices adopted in Brazil, it is permitted to determine earnings per share based upon the weighted average number of shares outstanding during each year that earnings are reported. Subsequent changes in the Company’s share capital are not retroactively reflected in the disclosure of number of shares outstanding and in the calculation of earnings per share under accounting practices adopted in Brazil.

Under U.S. GAAP, earnings per share are determined based upon the weighted average number of shares outstanding during the period, giving retroactive effect to stock dividends and stock splits. Entities whose capital structures include nonconvertible securities that may participate in dividends with common stock according to a predetermined formula should use the two-class method of computing earnings per share as described in SFAS 128, “Earnings per Share”. The calculation of earnings per share under U.S. GAAP is shown in Note 25.V.a) and is retroactively adjusted for the stock dividend mentioned in Note 24.b).

h)    Available-for-sale securities

Equity securities

Under accounting practices adopted in Brazil, available-for-sale equity securities are generally carried at cost, less provision charged to the statement of income if a loss in value is considered to be other than temporary.

For U.S. GAAP reconciliation purposes, the available-for-sale equity security has been recorded at estimated fair value, and the resulting accumulated adjustment, in the amount of R$11.0 (positive) and R$1.5 (positive) as of December 31, 2004 and 2003, respectively, net of deferred tax effect and minority interest, when applicable, has been recognized as a separate component of stockholders’ equity until realization. The estimated fair values of the equity security carried by the Company are R$32.6 and R$18.2 as of December 31, 2004 and 2003, respectively. During the years presented, no equity security classified under U.S. GAAP as available-for-sale was disposed of.

Debt securities

Under accounting practices adopted in Brazil, available-for-sale debt securities are generally carried at cost, plus interest income earned less provisions, when applicable, charged to the statement of income to reduce its carrying value to market value.

For U.S. GAAP reconciliation purposes, available-for-sale debt securities have been recorded at estimated fair value, and the resulting accumulated adjustment, in the amount of R$0.8 (negative) as of December 31, 2004 (2003-R$0.4-negative), has been recognized as a separate component of stockholders’ equity, net of deferred tax effects and minority interest, when applicable, until realization.

As of December 31, 2004 and 2003, the fair values of available-for-sale debt securities amount to R$22.4 and R$41.0, respectively, and the gross unrealized losses amount to R$1.2 and R$0.6, respectively.

As of December 31, 2004, R$19.6 of total available-for-sale debt securities mature within one year and R$2.8 mature between one and two years.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

For the year ended December 31, 2004, the Company sold debt securities for R$18.7, generating a gross realized loss of R$2.2, recorded in the statement of income. The cost of such securities was based on specific identification.

i)    Accounting for derivative financial instruments

In the Company’s financial statements prepared in accordance with accounting practices adopted in Brazil derivative financial instruments are recorded at net settlement price as determined on each balance sheet date.

Under U.S. GAAP, effective January 1, 2001, all derivative financial instruments must be reported at fair value on each balance sheet date and classified as a derivative asset or liability. Also under U.S. GAAP, the requirements for a derivative instrument to qualify for hedge accounting and deferral of gains and losses are more restrictive than under Brazilian corporate law.

The following table provides a detail of our derivative financial instruments outstanding at the end of each year for which income statement is being presented.

	2004
Descrip- tion	Notional amount		Receive side	Pay side	Book value	Fair value -U.S. GAAP	Adjust- ment
	Receive currency	Pay currency	Interest rate	Interest rate
Swap	US$50.3	R$136.0	7.2% to 8.0% fixed	100% of CDI -variable	(54.7)	(50.8)	3.9
Swap	US$10.8	MXN122.0	-	5.8% fixed	(1.9)	(2.0)	(0.1)
Forward	R$57.2 (**)	US$19.5	-	US$2.78 to US$2.95 (*)	5.0	5.0	-
Swap	R$5.4	US$2.0	101.5% of CDI -variable	2.5 % fixed	0.1	0.1	-
Swap	US$43.9	R$130.4	4.2% to 6.9% fixed	87% to 100% of CDI -variable	(37.1)	(31.9)	5.2

Total					(88.6)	(79.6)	9.0

(*) Conversion exchange rate at maturity
(**) Amount to be received at maturity.

	2003
Descrip- tion	Notional amount		Receive side	Pay side	Book value	Fair value -U.S. GAAP	Adjust- ment
	Receive currency	Pay currency	Interest rate	Interest rate
Swap	US$53.9	R$145.8	7.2% to 8.7% fixed	100% of CDI -variable	(23.7)	(13.9)	9.8
Swap	US$10.8	MXN122.0	-	5.8% fixed	(0.4)	(1.3)	(0.9)
Swap	R$63.5	US$22.0	96.1% to 100.5% of CDI-variable	2.0% fixed	1.7	1.4	(0.3)
Swap	US$69.4	R$206.0	4.2% to 6.9% fixed	87% to 100% of CDI -variable	(21.5)	(9.6)	11.9
Swap	US$8.4	R$29.5	11.1% to 11.6% fixed	100% to 152% of CDI - variable	(8.2)	(7.7)	0.5
Swap	US$3.1	R$9.2	0% to 10.9% fixed	22.4% to 103.9% of CDI -variable	(0.7)	(0.6)	0.1
Swap	US$3.1	R$10.9	10.9% to 16.7% fixed	100% of CDI -variable	(2.9)	(2.7)	0.2

Total					(55.7)	(34.4)	21.3

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

	2002
Descrip- tion	Notional amount		Receive side	Pay side	Book value	Fair value -U.S. GAAP	Adjust- ment
	Receive currency	Pay currency	Interest rate	Interest rate
Swap	US$57.9	R$156.6	6.3% to 8.7% fixed	100% of CDI-variable	40.2	(6.2)	(46.4)
Swap	US$20.5	R$72.9	22.2% to 42.8% fixed	99% to 100% of CDI -variable	(3.5)	(2.6)	0.9
Swap	US$5.0	R$19.4	40% fixed	99% of CDI-variable	1.0	1.7	0.7
Swap	US$1.4	R$3.3	4.8% to 6.1% fixed	100% of CDI-variable	1.3	0.9	(0.4)
Swap	US$1.0	R$2.5	3.9% to 8.1% fixed	100% of CDI-variable	0.7	0.5	(0.2)
Swap	US$4.5	R$11.4	8.3% to 8.8% fixed	100% of CDI-variable	3.5	2.0	(1.5)
Swap	US$3.3	R$12.2	22.1% to 42.6% fixed	100% of CDI-variable	(0.3)	(0.2)	0.1
Swap	US$8.0	R$25.9	22.3% to 28.1% fixed	98% to 100% of CDI-variable	(3.5)	(3.2)	0.3
Swap	R$10.9	US$3.0	100% of CDI-variable	44.7% fixed	0.1	-	(0.1)

Total					39.5	(7.1)	(46.6)

j)    Accounting for stock compensation plan

As mentioned in Note 22, the Company has approved a stock compensation plan on November 26, 2003. Based on the provisions of this plan, on October 4, 2004 and December 17, 2003 the Company, respectively, granted 41,000 thousand and 104,000 thousand restricted shares to certain executives at no costs to them. The grant-date fair value of these shares was R$46.90 and R$34.87 (whole Brazilian reais) per thousand shares on October 4, 2004 and December 17, 2003, respectively. These executives have the right to receive dividends on these shares provided that the professional relationship between them and the Company and its subsidiaries is not interrupted. These shares will cliff vest after ten years of the initial award.

Under Brazilian GAAP, the Company records compensation costs from its stock compensation plan similarly to the requirements of APB Opinion No. 25, “Accounting for Stock Issued to Employees”, using the intrinsic value of the award. Compensation cost is charged to earnings on a straight-line basis.

No adjustments are included in the U.S. GAAP reconciliation related to the Company’s stock compensation plan since the Company applies APB Opinion No. 25 to account for the plan for U.S. GAAP purposes. The Company has not disclosed the pro forma information required under SFAS 123, “Accounting for Stock-based Compensation”, as amended by SFAS 148, “Accounting for Stock-based Compensation-Transition and Disclosure”, since the results of using the fair value method to record compensation expense would be the same as under the intrinsic value method.

For U.S. GAAP purposes, dividends declared under these unvested restricted shares are accounted for initially as a charge to retained earnings. If the restricted shares do not vest, all previously declared dividends associated with the restricted shares are reversed from retained earnings and charged to compensation expense. As of December 31, 2004, accumulated dividends declared under all unvested restricted shares outstanding amounted to R$0.3.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

k)    Fair value of guarantees under FIN 45

Under accounting practices adopted in Brazil, the Company is not required to record any liability related to guarantees given to third parties unless contingent obligations to make future payments under the guarantees are probable.

Under accounting practices adopted in Brazil, as of December 31, 2004, the Company has not recorded any liability related to these guarantees, as disclosed in Note 12.

Under U.S. GAAP, the Company recognizes, at the inception of a guarantee (issued or modified after December 31, 2002), a liability for the fair value of the obligation undertaken in issuing guarantees in accordance with FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. In the event that, at inception of the guarantee, the Company is required to recognize a liability under SFAS 5, “Accounting for Contingencies”, the liability initially recognized would be the greater of: (a) the amount of fair value of the value of the obligation undertaken in issuing guarantee, or (b) the contingent liability amount required to be recognized at inception of the guarantee by applying SFAS 5. As of December 31, 2002, the Company adopted the disclosure requirements of FIN 45.

Under U.S. GAAP, as of December 31, 2004 and 2003 the Company recorded a liability in the amount of R$0.6 and R$0.5, respectively, related to these guarantees based on their fair value. The respective offsetting entry of this liability was recorded as an expense at the time those guarantees were issued. The Company reduces the liability (by a credit to earnings) as it is released from risk under the guarantees.

l)    Translation adjustments-Canamex

Under accounting practices adopted in Brazil, assets and liabilities of foreign subsidiaries are translated into Brazilian reais at the exchange rate in effect at the end of the reporting period, and revenues, expenses, gains and losses are translated into Brazilian reais at the exchange rates prevailing in the end of each month. The net translation gain or loss is reported, net of tax, in the statement of income as “Other operating income (loss)”.

Under U.S. GAAP, the functional currency of Canamex Químicos S.A. de C.V. (“Canamex”) is the Mexican Peso. As a consequence, the financial statements of Canamex are translated into Brazilian reais in accordance with the criteria set forth in Statement of Financial Accounting Standards No. 52 (“SFAS 52”). Under these criteria, assets and liabilities are translated into Brazilian reais at the exchange rate in effect at the end of the reporting period, and revenues, expenses, gains and losses are translated into Brazilian reais at the average rates prevailing during the respective months. The net translation gain or loss resulting from this translation process is excluded from income and is presented as cumulative translation adjustments (CTA) in “Other comprehensive income (loss)” as a separate component of stockholders’ equity.

As a result of this difference, the net translation gain or loss, net of tax, reported in the statement of income under accounting practices adopted in Brazil in the amount of R$1.8 for the year ended December 31, 2004 was reclassified to “Accumulated other comprehensive income (loss)” in stockholders’ equity under U.S. GAAP. Such difference has no total stockholders’ equity effect.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

m)    Classification of export notes

Certain subsidiaries of the Company have discounted certain export notes under recourse financing arrangements with financial institutions operating in Brazil. If the original debtors fail to pay their obligations when due, these subsidiaries would be required to repay the financed amounts. Under accounting practices adopted in Brazil, such transactions are classified as a reduction of accounts receivable as mentioned in Note 6. Under U.S. GAAP, these transactions are recorded gross as accounts receivable and bank loans. As a consequence, current assets and liabilities under U.S. GAAP would be increased by R$55.5 and R$31.5 at December 31, 2004 and 2003, respectively. This U.S. GAAP difference has no net income or equity effect.

n)    Operating income

Under accounting practices adopted in Brazil, nonoperating income (expenses) includes certain items that would be classified within operating income for U.S. GAAP purposes. These items amounted to R$15.1 (loss), R$5.3 (loss) and R$13.3 (loss) for the years ended December 31, 2004, 2003 and 2002, respectively and are composed as follows:

	2004	2003	2002
Operating items under U.S. GAAP:
Loss on disposals of fixed assets	(15.1)	(5.3)	(13.3)
Other items included in nonoperating income (expenses):
Write off of investment in Norquisa	-	-	(40.6)
Gain (loss) on disposal of investments	(0.9)	6.1	6.2
Gain on change of ownership interest in investee	-	-	3.6
Other	-	0.2	-

Total nonoperating income (expenses), net reported under accounting practices adopted in Brazil	(16.0)	1.0	(44.1)

o)    Financial statement note disclosures

Under accounting practices adopted in Brazil, a certain set of information is required to be disclosed in the notes to the financial statements. The additional disclosures required by U.S. GAAP, which are relevant to the accompanying financial statements, are included herein.

p)    New pronouncements

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs”, an amendment of ARB No. 43, Chapter 4, which amends Chapter 4 of ARB No. 43, that deals with inventory pricing. The Statement clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and spoilage. Under previous guidance, paragraph 5 of ARB No. 43, Chapter 4, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs might be considered to be so abnormal, under certain circumstances, as to require treatment as current period charges. This Statement eliminates the criterion of “so abnormal” and requires that those items be recognized as current period charges. Also, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The effective date of this Statement is fiscal

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

years beginning after June 1, 2005, although earlier application is permitted for fiscal years beginning after the date of issuance of this Statement. Retroactive application is not permitted. Management is analyzing the requirements of this new Statement and believes that its adoption will not have any significant impact on the Company’s financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets”, an amendment of APB No. 29. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. Management will apply this Statement in the event exchanges of nonmonetary assets occur in fiscal periods beginning after June 15, 2005.

In September 2004, the FASB issued FSP EITF Issue 03-1-1, which delayed the effective date of paragraphs 10-20 of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. Paragraphs 10-20 of EITF Issue No. 03-1 give guidance on how to evaluate and recognize an impairment loss that is other that temporary. Application of these paragraphs has been deferred pending issuance of proposed FSP EITF Issue 03-1a. Management is analyzing the requirements of this new EITF and believes that its adoption will not have any significant impact on the Company’s financial position and results of operations.

At its March 31, 2004 meeting, the Emerging Issues Task Force (EITF) reached final consensus on EITF Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, “Earnings Per Share”. Typically, a participating security is entitled to share in a company’s earnings, often via a formula tied to dividends on the company’s common stock. The issue clarifies what is meant by the term participating security, as used in Statement 128. When an instrument is deemed to be a participating security, it has the potential to significantly reduce basic earnings per common share because the Two-Class Method must be used to compute the instrument’s effect on earnings per share. The consensus also covers other instruments whose terms include a participation feature. The consensus also addresses the allocation of losses. If undistributed earnings must be allocated to participating securities under the Two-Class Method, losses should also be allocated. However, EITF 03-6 limits this allocation only to situations when the security has: (1) the right to participate in the earnings of the company, and (2) an objectively determinable contractual obligation to share in net losses of the company.

The consensus reached in EITF 03-6 are effective for fiscal periods beginning after March 31, 2004. EPS in prior periods must be retroactively adjusted in order to comply with the consensus decisions reached in EITF 03-6. EPS calculation for the Company is shown in Note 25.V.a).

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123-R, “Share-Based Payment”. This Statement addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for: (a) equity instruments of the company, such as stock compensation, or (b) liabilities, such as those related to performance units, that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. The Company currently accounts for stock compensation using the intrinsic value method prescribed in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS 123-R, which is effective for the Company beginning in the first quarter of fiscal year 2006, eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, and generally requires that such transactions be accounted for using prescribed fair-value-based methods. Management is currently analyzing the requirements of this new Statement and its potential impact on the Company’s financial position, results of operations or cash flows.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

II-Reconciliation of the differences between U.S. GAAP and accounting practices adopted in Brazil in net income

	Note 25.I.		2004	2003	2002
Net income as reported under accounting practices adopted in Brazil			414.5	246.4	222.3
Reversal of revaluation adjustments:	b	)
Depreciation of property, plant and equipment			2.9	4.8	5.6
Deferred tax effects			(0.4)	(0.1)	(0.6)
Minority interests			(0.3)	(1.2)	(1.9)

			2.2	3.5	3.1

Inflation accounting:	a	)
Property, plant and equipment-incremental depreciation			(3.4)	(5.1)	(4.6)
Inventories and other nonmonetary assets			(0.6)	(0.4)	(0.5)

			(4.0)	(5.5)	(5.1)
Deferred tax effects			1.3	1.9	1.7
Minority interests			0.1	0.2	-

			(2.6)	(3.4)	(3.4)

Different criteria for:
Equity method of accounting	d	)	2.1	1.9	31.8
Cancellation of subsidiaries’ treasury stock	f	)	0.9	0.8	0.9
Deferred charges expensed:	c	)
Cost			(42.9)	(38.3)	(43.1)
Amortization			40.1	39.0	35.2
Depreciation of interest costs capitalized during construction	e	)	(0.8)	(1.0)	(1.0)
Reversal of goodwill amortization	f	)	8.5	3.1	-
Fair value adjustments relating to accounting for derivative instruments and hedging activities	i	)	(12.3)	67.9	(50.7)
Translation adjustments-Canamex	l	)	2.6	-	-
Other individually insignificant adjustments	h	), k)	(0.3)	(0.8)	(1.2)

			(2.1)	72.6	(28.1)
Deferred tax effects			(0.6)	(25.9)	9.4
Minority interests			(0.4)	(5.9)	8.0

			(3.1)	40.8	(10.7)

Fair value adjustments relating to business combinations	f	)	(1.6)	(1.5)	(1.6)
Deferred tax effects			0.5	0.5	0.5

			(1.1)	(1.0)	(1.1)

Fair value adjustments relating to acquisition of minority interest in Oxiteno S.A.-Indústria e Comércio	f	)	4.6	3.0	(13.8)
Deferred tax effects			(0.9)	(0.4)	2.9

			3.7	2.6	(10.9)

Fair value adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.	f	)	1.5	(0.1)	-
Deferred tax effects			(0.5)	-	-
Minority interests			(0.1)	-	-

			0.9	(0.1)	-

Fair value adjustments relating to the acquisition of Canamex Químicos S.A. de C.V.	f	)	(0.3)	(0.7)	-
Deferred tax effects			0.1	0.2	-

			(0.2)	(0.5)	-
Effect on minority interest arising from difference in acquisition dates	f	)	-	-	(55.4)

Net income under U.S. GAAP			414.3	288.3	143.9

Basic earnings per thousand shares under U.S. GAAP (in accordance with SFAS 128)-R$:	g	)
Basic earnings per thousand common shares (*)			5.18	3.48	1.97
Basic earnings per thousand preferred shares (*)			5.18	3.82	2.16

(*)	The calculation of earnings per thousand shares is summarized in Note 25.V.a), which is retroactively adjusted to the stock dividend mentioned in Note 24.b).
Dilutive earning (losses) per thousand shares has not been disclosed, since the Company has no dilutive shares.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

III-Reconciliation of the differences between U.S. GAAP and accounting practices adopted in Brazil in stockholders’ equity

	Note 25.I.		2004	2003
Stockholders’ equity as reported under accounting practices adopted in Brazil			1,600.5	1,356.7
Reversal of revaluation adjustments:	b	)
Property, plant and equipment			(33.4)	(36.3)
Deferred tax effects			1.6	2.1
Minority interests			1.3	2.7

			(30.5)	(31.5)

Inflation accounting:	a	)
Property, plant and equipment			28.7	32.1
Other nonmonetary assets			3.0	3.6

			31.7	35.7
Deferred tax effects			(10.8)	(12.1)
Minority interests			(0.5)	(1.0)

			20.4	22.6

Different criteria for:
Equity method of accounting	d	)	(2.6)	(4.7)
Cancellation of subsidiaries’ treasury stock	f	)	(3.8)	(4.7)
Deferred charges:	c	)
Cost			(238.5)	(195.6)
Accumulated amortization			166.9	126.8
Capitalization of interest costs during construction:	e	)
Cost			12.8	12.8
Accumulated amortization			(11.5)	(10.7)
Reversal of goodwill recorded at SPGás before acquisition	f	)	(3.5)	(7.1)
Reversal of goodwill amortization of SPGás acquisition under BR GAAP	f	)	6.5	1.6
Fair value adjustments relating to accounting for derivative instruments	i	)	9.0	21.3
Other individually insignificant adjustments	h	), k)	(0.7)	(0.2)

			(65.4)	(60.5)
Deferred tax effects			23.0	22.6
Minority interests			2.3	5.1

			(40.1)	(32.8)

Fair value adjustments relating to business combinations:	f	)	4.6	6.2
Deferred tax effect			(1.6)	(2.1)

			3.0	4.1

Fair value adjustments relating to acquisition of minority interest in Oxiteno S.A.-Indústria e Comércio	f	)	(31.8)	(36.4)
Deferred tax effects			6.6	7.5

			(25.2)	(28.9)

Adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.:	f	)
Fair value adjustments			(8.5)	(10.0)
Deferred tax effects			2.9	3.4
Goodwill difference between U.S. GAAP and accounting practices adopted in Brazil			14.4	14.4
Minority interest			(0.2)	(1.1)

			8.6	6.7

Adjustments relating to the acquisition of Canamex Químicos S.A. de C.V.:	f	)
Fair value adjustments			(2.1)	(1.8)
Deferred tax effects			0.7	0.6
Goodwill difference between U.S. GAAP and accounting practices adopted in Brazil			0.7	0.7

			(0.7)	(0.5)

Fair value adjustments relating to acquisition of minority interest in Companhia Ultragaz S.A.	f	)	5.6	-
Deferred tax effects			(1.9)	-
Goodwill difference between U.S. GAAP and accounting practices adopted in Brazil			(1.8)	-

			1.9	-

Available-for-sale equity securities (temporary unrealized losses)	h	)	11.9	(2.5)
Deferred tax effects			(4.0)	0.9

			7.9	(1.6)

Stockholders’ equity under U.S. GAAP			1,545.8	1,294.8

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

IV-Statement of changes in stockholders’ equity in accordance with U.S. GAAP

	2004	2003	2002
Stockholders’ equity under U.S. GAAP as of beginning of the year	1,294.8	1,076.5	748.5
Additional paid-in capital	0.4	0.7	0.7
Net income	414.3	288.3	143.9
Dividends and interest on own capital	(164.2)	(72.0)	(65.0)
Acquisition of treasury shares	(6.8)	(2.2)	(0.3)
Unrealized gains on available-for-sale equity securities, net of tax	9.5	3.9	0.3
Unrealized losses on available-for-sale debt securities, net of tax	(0.4)	(0.4)	-
Translation adjustment-Canamex-net of tax	(1.8)	-	-
Issuance of common and preferred shares	-	-	248.4

Stockholders’ equity under U.S. GAAP as of the end of the year	1,545.8	1,294.8	1,076.5

Comprehensive income (under SFAS 130):
Net income	414.3	288.3	143.9
Unrealized gains on available-for-sale equity securities, net of tax	9.5	3.9	0.3
Unrealized losses on available-for-sale debt securities, net of tax	(0.4)	(0.4)	-
Translation adjustment-Canamex-net of tax	(1.8)	-	-

Total comprehensive income	421.6	291.8	144.2

Accumulated other comprehensive income (loss) as of the end of the year	8.4	1.1	(2.4)

V-Additional disclosures required by U.S. GAAP

a)    Earnings per share

The following table provides a reconciliation of the numerators and denominators used in computing earnings per share and the allocation of distributed and undistributed income between common and preferred stockholders under the two-class method of computing earnings per share as required by SFAS 128. The calculation of earnings per thousand shares as summarized below is retroactively adjusted for the stock dividend mentioned in Note 24.b).

	2004
Retroactively adjusted for the stock dividend	Common	Preferred	Total
Distributed income	105.2	59.0	164.2
Undistributed income	160.3	89.8	250.1

Net income under U.S. GAAP	265.5	148.8	414.3

Weighted average shares outstanding (in thousands)	51,257,013	28,718,820	79,975,833

Earnings per thousand shares-whole R$	5.18	5.18

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

	2003
Retroactively adjusted for the stock dividend	Common	Preferred	Total
Distributed income	44.5	27.5	72.0
Undistributed income	133.7	82.6	216.3

Net income under U.S. GAAP	178.2	110.1	288.3

Weighted average shares outstanding (in thousands)	51,264,622	28,805,913	80,070,535

Earnings per thousand shares-whole R$	3.48	3.82

	2002
Retroactively adjusted for the stock dividend	Common	Preferred	Total
Distributed income	39.7	25.3	65.0
Undistributed income	48.1	30.8	78.9

Net income under U.S. GAAP	87.8	56.1	143.9

Weighted average shares outstanding (in thousands)	44,624,317	25,909,612	70,533,929

Earnings per thousand shares-whole R$	1.97	2.16

b)    Concentrations of credit risk

Financial instruments which potentially subject the Company to credit risk are cash and cash equivalents, financial investments and trade receivables. Based on the factors described below, the Company considers the risk of counterparty default to be minimal.

The Company manages its credit risk with respect to cash equivalents and financial investments by investing only in liquid instruments with highly-rated financial institutions. In addition, investments are diversified in several institutions, and credit limits are established for each individual institution.

Credit risk from accounts receivable is managed following specific criteria for each of the segments in which the Company operates, as follows:

Chemical segment (Oxiteno)

Oxiteno’s customers of commodity chemicals are principally chemical companies, surface coating producers and polyester resin producers, while customers of specialty chemicals comprise a variety of industrial and commercial enterprises. No single customer or group accounts for more than 10% of total revenue. Management believes that by distributing its products to a variety of markets it is able to protect itself, to a certain extent, from the effects of negative trends in any particular market. Oxiteno acts as a member of a Credit Committee of the Brazilian chemical manufacturers which meets monthly to review the financial position of clients showing past-due accounts.

Historically, the Company has not experienced significant losses on trade receivables.

Gas segment (Ultragaz)

Ultragaz sells its products to the residential, commercial and industrial markets.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

Sales to the residential market are carried out directly by Ultragaz using cash terms, from which no significant credit risk exists, or through outside distributors. Credit risk in sales to outside distributors is reduced due to the large customer base, the ongoing control procedures that monitor the creditworthiness of distributors, and by short payment terms (24 days on average) that permit continuous monitoring of distributors’ compliance.

Sales to the commercial and industrial markets are usually made to customers that have signed a credit agreement with the Company and have provided guarantees or collateral. Periodic monitoring of these accounts is performed by specific staff with the support of financial information systems.

No single customer or group accounts for more than 10% of total revenue.

Historically, the Company has not experienced significant losses on trade receivables.

Logistic segment (Ultracargo)

The main customers of Ultracargo are chemical companies. The average-term payment is 34 days.

Historically, the Company has not experienced significant losses on trade receivables.

Company is dependent on few major suppliers

The Company is dependent on third-party manufacturers for all of its supply of ethylene and LPG. In 2004, 2003 and 2002, products purchased from the Company’s three largest suppliers accounted for approximately 76%, 72% and 74% of cost of sales and services, respectively. The Company is dependent on the ability of its suppliers to provide products on a timely basis and on favorable pricing terms. The loss of certain principal suppliers or a significant reduction in product availability from principal suppliers could have a material adverse effect on the Company. The Company believes that its relationship with its suppliers is satisfactory.

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

No impairment has been recorded in the consolidated financial statements as of December 31, 2004.

d)    Impairment of goodwill

Under U.S. GAAP financial statements, goodwill consists of the excess of the cost paid for the acquisitions of SPGás and Canamex over the net of the fair value assigned to assets acquired and liabilities assumed of these companies.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

The Company has recorded the following amounts of goodwill under the U.S. GAAP financial statements:

Description	2004	2003
Gas segment (Ultragaz):
Goodwill on the acquisition of SPGás	39.9	39.9

Chemical segment (Oxiteno):
Goodwill on the acquisition of Canamex	2.6	2.6

As mentioned in Note 25.I.f), goodwill is not amortized and is tested for impairment annually.

e)    Intangible assets subject to amortization

The Company’s intangible assets subject to amortization are mainly composed of software and commercial property rights. These intangible assets are classified as other property, plant and equipment (see Note 10).

	2004
	Software	Commercial property rights	Other	Total
• Gross	45.4	15.8	18.4	79.6
• Accumulated amortization	(17.7)	(0.7)	(12.7)	(31.1)

• Net	27.7	15.1	5.7	48.5

	2003
	Software	Commercial property rights	Other	Total
• Gross	40.6	15.8	14.0	70.4
• Accumulated amortization	(10.7)	(0.4)	(10.0)	(21.1)

• Net	29.9	15.4	4.0	49.3

Aggregate amortization expense for the above intangible assets amounted to R$31.1, R$21.1 and R$13.8 for the years ended December 31, 2004, 2003 and 2002, respectively.

The estimated aggregate amortization expense for the next five years is as follows:

2005	11.5
2006	10.1
2007	9.2
2008	6.0
2009	1.2
Thereafter	10.5

Total	48.5

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

f)    Fair value of financial instruments

The fair values of cash and cash equivalents, short and long-term investments, receivables from foreign customers, net of advances on export contracts and import transactions payable approximate their book values, as disclosed in Note 18. Fair values of investments abroad and swap instruments are R$275.6 and R$416.6 at December 31, 2004 and 2003, respectively, and fair values of foreign currency financings are R$350.3 and R$449.5 at December 31, 2004 and 2003, respectively.

g)    Environmental issues

The Company and its subsidiaries are subject to federal, state and local laws and regulations relating to the environment. These laws generally provide for control of air and effluent emissions and require responsible parties to undertake remediation of hazardous waste disposal sites. Civil penalties may be imposed for noncompliance. The Company provides for remediation costs and penalties when a loss is probable and the amount is reasonably determinable. It is not presently possible to estimate the amount of all remediation costs that might be incurred or penalties that may be imposed; however, management does not presently expect that such costs and penalties will have a material effect on the Company’s consolidated financial position or results of operations. Recurring costs associated with managing hazardous substances and pollution in ongoing operations, mainly composed of costs for treatment of effluents and for incinerations, amounted to R$2.7, R$2.0 and R$1.8 for the years ended December 31, 2004, 2003 and 2002, respectively. Capital expenditures to limit or monitor hazardous substances and pollutants amounted to R$4.2, R$2.8 and R$4.7 for the years ended December 31, 2004, 2003 and 2002, respectively. We have no historical mandated expenditures to remediate previously contaminated sites, and other infrequent or non-recurring clean-up expenditures that can be anticipated but which are not required in the present circumstances.

h)    Supplementary information-valuation and qualifying accounts for accounts receivable

Allowance for doubtful accounts
Balance as of December 31, 2001	9.4
Additions-costs and expenses	9.1
Deductions write-off of trade accounts receivable	(7.3)

Balance as of December 31, 2002	11.2
Additions-costs and expenses	11.1
Additions-balance consolidated from acquisition (*)	11.2
Deductions-write-off of trade accounts receivable	(11.7)

Balance as of December 31, 2003	21.8
Additions-costs and expenses	22.8
Deductions-write-off of trade accounts receivable	(18.4)

Balance as of December 31, 2004	26.2

(*)	Refer to valuation allowances for doubtful accounts previously recorded at SPGás Distribuidora de Gás Ltda.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

Allowance for doubtful accounts in the amount of R$20.6 and R$17.3 are recorded in current trade accounts receivable as of December 31, 2004 and 2003, respectively (see Note 6), and R$5.6 and R$4.5 are recorded in long-term trade accounts receivable as of December 31, 2004 and 2003, respectively.

i)    Statement of cash flows

Accounting practices adopted in Brazil do not require the presentation of a statement of cash flows as required by U.S. GAAP. Changes in working capital are presented in the statement of changes in financial position. U.S. GAAP requires the presentation of a statement of cash flows describing the Company’s cash flows from operating, financing and investing activities. Statements of cash flows derived from the information based on accounting practices adopted in Brazil are as follows (the reconciling items to U.S. GAAP under item II relate exclusively to operating activities):

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES	Restated-Note 25.V.p)
Net income	414.5	246.4	222.3
Adjustments to reconcile net income to cash provided by operating activities:
Interest income on investments	(0.4)	(0.5)	-
Depreciation and amortization	172.7	146.9	121.8
PIS and COFINS credit on depreciation	3.0	0.8	-
Loss on disposals of permanent assets	17.3	7.6	25.4
Foreign exchange and indexation (gains) losses	2.2	(34.7)	74.9
Allowance (realization of provision) for losses on permanent assets	(1.3)	(0.4)	40.6
Equity in losses of affiliated companies	-	0.5	1.7
Dividends and interest on capital	-	-	0.4
Deferred income and social contribution taxes	1.5	(15.7)	4.8
Other long-term taxes	8.0	3.9	8.6
Gain on change in ownership percentage	-	-	(3.6)
Minority interest	5.4	3.6	54.5
Other	2.9	-	(0.4)
Decrease (increase) in operating assets:
Trade accounts receivable	(47.0)	(9.0)	(122.4)
Recoverable taxes	15.4	5.5	6.1
Inventories	(68.3)	(20.0)	(11.8)
Prepaid expenses	(2.7)	0.6	0.2
Other	(3.3)	5.7	(31.9)
Increase (decrease) in operating liabilities:
Suppliers	11.8	(24.9)	16.0
Accrued interest	0.2	(1.0)	0.4
Salaries and related charges	19.4	8.5	14.2
Taxes	(0.9)	2.2	4.1
Income and social contribution taxes	(3.6)	4.7	(0.1)
Other	(7.2)	0.5	(0.6)

Net cash provided by operating activities	539.6	331.2	425.2

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

	2004	2003	2002
CASH FLOWS FROM INVESTING ACTIVITIES	Restated-Note 25.V.p)
Additions to short-term investments	(2.6)	(40.5)	-
Proceeds from sales of short-term investments	18.7	-	-
Additions to long-term investments	(41.7)	-	-
Additions to investments	(0.2)	(1.7)	-
Business combinations, net of cash acquired	-	(134.6)	-
Additions to property, plant and equipment	(227.2)	(163.4)	(168.8)
Additions to deferred charges	(46.5)	(51.0)	(51.3)
Acquisition of minority interests	(10.3)	(0.5)	(212.6)
Proceeds from sales of property, plant and equipment	6.0	7.4	4.5
Other	0.7	(7.0)	1.0

Net cash used in investing activities	(303.1)	(391.3)	(427.2)

CASH FLOWS FROM FINANCING ACTIVITIES
Short-term debt, net	(75.0)	19.6	55.8
Long-term loans:
Issuances	293.1	264.7	97.3
Repayments	(255.4)	(119.5)	(98.2)
Loans from affiliated companies:
Issuances	64.5	20.7	14.5
Repayments	(65.8)	(86.7)	(16.8)
Dividends paid	(132.3)	(80.1)	(60.9)
Other	(5.9)	(7.9)	(51.4)

Net cash provided by (used in) financing activities	(176.8)	10.8	(59.7)

Effect of exchange rate changes on cash and cash equivalents	(4.0)	(19.8)	43.6

Net increase (decrease) in cash and cash equivalents	55.7	(69.1)	(18.1)
Cash and cash equivalents at the beginning of the year	568.8	637.9	656.0

Cash and cash equivalents at the end of the year	624.5	568.8	637.9

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest, net of amounts capitalized	25.3	51.3	46.6
Income taxes	49.6	25.0	52.3
Noncash investing and financing activities:
Direct supplier financing of acquisition of property, plant and equipment	-	-	2.7
Capital contribution with investments in subsidiaries-Gipóia Participações Ltda.	-	-	38.5
Acquisition of minority interest with issuance of shares-Oxiteno S.A.-Indústria e Comércio	-	-	191.6
Acquisition of businesses:
Fair value of assets acquired, including goodwill	-	232.1	-
Fair value of liabilities assumed	-	(93.7)	-

Purchase price	-	138.4	-
Cash acquired	-	(3.8)	-

Purchase price, net of cash acquired	-	134.6	-

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

j)    Segment information

Financial information about each of the Company’s reportable segments based on records in accordance with accounting practices adopted in Brazil is as follows:

	2004	2003	2002
Net revenue from sales to unassociated companies:
Gas	2,967.7	2,622.3	1,942.1
Chemical(1)	1,662.9	1,237.8	956.1
Logistics	153.6	140.2	96.3
Other	-	-	-

	4,784.2	4,000.3	2,994.5

Intersegment:
Gas	0.4	0.4	0.6
Chemical	(0.2)	-	-
Logistics	43.7	36.9	35.2
Other	6.4	6.4	6.4

Elimination	50.3	43.7	42.2

Net revenues:
Gas	2,968.1	2,622.7	1,942.7
Chemical	1,662.7	1,237.8	956.1
Logistics	197.3	177.1	131.5
Other	6.4	6.4	6.4
Elimination	(50.3)	(43.7)	(42.2)

	4,784.2	4,000.3	2,994.5

Operating profit before financial income (expenses):
Gas	152.7	113.2	143.2
Chemical	382.9	207.0	199.9
Logistics	23.0	24.7	17.6
Other	5.3	6.7	4.8

	563.9	351.6	365.5

Financial income (expenses), net	(45.0)	(57.2)	28.5
Nonoperating income (expenses), net	(16.0)	1.0	(44.1)
Equity in losses of affiliated companies	-	(0.5)	(1.7)

	(61.0)	(56.7)	(17.3)

Income before taxes and minority interests	502.9	294.9	348.2

(1)	Net revenue from sales to unassociated companies of the chemical segment includes the amounts of R$638.3, R$480.1 and R$313.8 for the years ended December 31, 2004, 2003 and 2002, respectively, related to Glycols. Glycols is the only one of our chemical products families that represents more than 10% of total sales. An important portion of our products could be classified as a commodity and a specialty chemical, depending on the use of such products by our customers. As a consequence we consider that an exact split of sales between commodity and specialty chemicals would be impractical.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

	2004	2003	2002
Additions to property, plant and equipment according to:
Accounting practices adopted in Brazil:
Gas	51.8	78.8	86.1
Chemical	85.4	51.9	49.9
Logistics	89.2	40.2	35.4
Other	0.8	0.3	0.1

	227.2	171.2	171.5

U.S. GAAP:
Gas	51.8	78.8	86.1
Chemical	85.4	51.9	49.9
Logistics	89.2	40.2	35.4
Other	0.8	0.3	0.1

	227.2	171.2	171.5

Depreciation and amortization charges according to:
Accounting practices adopted in Brazil:
Gas	116.2	95.0	76.6
Chemical	38.1	36.2	32.8
Logistics	17.6	15.3	11.6
Other	0.8	0.4	0.8

	172.7	146.9	121.8

U.S. GAAP:
Gas	69.5	47.9	42.4
Chemical	36.7	34.0	30.6
Logistics	20.3	16.5	12.3
Other	0.1	0.1	0.1

	126.6	98.5	85.4

Identifiable assets-accounting practices adopted in Brazil:
Gas	1,008.2	1,010.9	828.0
Chemical	1,296.8	1,075.2	1,021.1
Logistics	331.6	269.4	129.0
Other	30.6	52.5	149.8

	2,667.2	2,408.0	2,127.9

Identifiable assets-U.S. GAAP:
Gas	969.2	965.4	735.0
Chemical	1,290.0	1,093.8	1,031.6
Logistics	330.7	273.0	133.0
Other	6.0	11.4	104.6

	2,595.9	2,343.6	2,004.2

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

Additional information about business segments can be found in Note 17.

	2004	2003
Investments in equity investees-accounting practices adopted in Brazil:
Chemical	5.9	5.5
Other	-	0.2

Total consolidated	5.9	5.7

See Note 9 for details of investment in equity investees.

k)    Geographical area information

All long-lived assets are located in Brazil, except for long-lived assets located in Mexico, in the amount of R$26.4, as of December 31, 2004 (2003-R$18.9).

The Company generates revenues from operations in Brazil and, as from December 2003, from Mexico, as well as from exports of products to clients located in foreign countries as shown below:

	2004	2003	2002
Gross sales:
Brazil	4,713.5	4,182.0	3,505.8
Latin America, other than Brazil	283.5	162.5	98.2
Far East	166.6	168.2	97.5
Europe	36.3	42.3	55.8
North America	24.6	21.3	19.3
Other	26.1	27.5	18.7

Total	5,250.6	4,603.8	3,795.3

l)    Research and development expenses

Total research and development expenses amounted to R$15.4, R$13.4 and R$11.4 for the years ended December 31, 2004, 2003 and 2002, respectively.

m)    Employee severance fund and termination payments

The Company is required to contribute 8% of each employee’s gross pay to an account maintained in the employee’s name in the Government Severance Indemnity Fund (FGTS). No other contributions to the FGTS are required. Additionally, effective September 2001, the Company is required to pay an additional tax equal to 0.5% of gross pay. Contributions are expensed as incurred.

Under Brazilian law, the Company is also required to pay termination benefits to employees who have been dismissed. The amount of the benefit is calculated as 40% of the accumulated contributions made by the Company to the FGTS during the employee’s period of service. Additionally, effective September 2001, the Company is required to pay a social tax of 10% of these accumulated contributions. The Company does not accrue for these termination costs before a decision to terminate has been made, since the benefits are neither probable nor reasonably estimable. Actual termination costs paid on dismissal totaled R$4.1, R$4.0 and R$3.0 for the years ended December 31, 2004, 2003 and 2002, respectively.

Ultrapar Participações S.A. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For the Years Ended December 31, 2004, 2003 and 2002

(Amounts in millions of Brazilian reais-R$, unless otherwise stated)

n)    Changes in number of shares

The following table presents changes in number of shares issued, held in treasury and outstanding for each of the three year periods ended December 31, 2004:

	Shares Issued			Treasury shares			Outstanding shares
	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total
	(in thousand)	(in thousand)	(in thousand)	(in thousand)	(in thousand)	(in thousand)	(in thousand)	(in thousand)	(in thousand)
Shares at December 31, 2001	37,984,012	15,015,988	53,000,000			-	37,984,012	15,015,988	53,000,000
Issuance of shares	13,280,610	3,410,659	16,691,269			-	13,280,610	3,410,659	16,691,269
Acquisitions of treasury shares			-		20,200	20,200	-	(20,200)	(20,200)
Shares at December 31, 2002	51,264,622	18,426,647	69,691,269	-	20,200	20,200	51,264,622	18,406,447	69,671,069
Acquisitions of treasury shares			-		87,900	87,900	-	(87,900)	(87,900)
Shares granted to executives			-		(104,000)	(104,000)	-	104,000	104,000
Shares at December 31, 2003	51,264,622	18,426,647	69,691,269	-	4,100	4,100	51,264,622	18,422,547	69,687,169
Acquisitions of treasury shares			-	6,616	219,600	226,216	(6,616)	(219,600)	(226,216)
Shares granted to executives			-		(41,000)	(41,000)	-	41,000	41,000
Shares at December 31, 2004	51,264,622	18,426,647	69,691,269	6,616	182,700	189,316	51,258,006	18,243,947	69,501,953

o)    Aggregate transaction gains and losses

Total aggregate transaction gains and losses included in financial income or expense amounted to R$17.2 (gain), R$56.0 (gain) and R$64.4 (loss) for the years ended December 31, 2004, 2003 and 2002, respectively.

p)    Restatement of consolidated statements of cash flows

Subsequent to the issuance of the Company’s consolidated financial statements for the year ended December 31, 2004, management determined that certain cash flows should be reclassified in the consolidated statements of cash flows for the years ended December 31, 2004, 2003 and 2002. Cash flows from operating activities have been restated to reflect the adjustments in our consolidated statements of cash flows. These changes did not impact the total amount of cash and cash equivalents reported in 2004, 2003 and 2002.

The reclassification relates to the effect of exchange rate changes on cash and cash equivalents held in foreign currencies, which had been classified in cash flows from operating activities.

	2004		2003		2002
	As previously reported	As restated	As previously reported	As restated	As previously reported	As restated
Net cash provided by operating activities	535.6	539.6	311.4	331.2	468.8	425.2
Effect of exchange rates on cash and cash equivalents	-	(4.0)	-	(19.8)	-	43.6