Form 20-F
period 2005-12-31
ULTRAPAR HOLDINGS INC
filed 2006-05-05
CIK 1094972

As filed with the Securities and Exchange Commission on May 5, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 001-14950

ULTRAPAR PARTICIPAÇÕES S.A.

(Exact name of Registrant as specified in its charter)

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s name into English)

The Federative Republic of Brazil

(Jurisdiction of incorporation or organization)

Av. Brigadeiro Luis Antônio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

Telephone: 55-11-3177-6695

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Preferred Shares, without par value*	New York Stock Exchange

* Traded only in the form of American Depositary Shares (as evidenced by American Depositary Receipts) each representing 1 Preferred Share which are registered under the Securities Act of 1933.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding shares of each class as of May 5, 2006.

Title of Class	Number of Shares Outstanding
Common Stock	49,429,897
Preferred Stock	31,895,512

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes    ☒  No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-accelerated Filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes    ☒  No

i

INTRODUCTION

Ultrapar is one of Brazil’s leading corporate groups. We are engaged in the distribution of liquefied petroleum gas, or LPG, production of chemicals, and the provision of integrated logistics services. Our wholly-owned subsidiary, Ultragaz, is the largest LPG distributor in Brazil with a national market share of approximately 24%. In the chemicals business, our wholly-owned subsidiary, Oxiteno, is the sole producer of ethylene oxide and its principal derivatives in the Mercosur area (comprising Brazil, Argentina, Paraguay and Uruguay) and a major producer of specialty chemicals. Through our wholly-owned subsidiary, Ultracargo, we believe we are a leading provider of integrated road transport, storage and handling services for chemicals and fuels.

PRESENTATION OF INFORMATION

The audited consolidated balance sheets as of December 31, 2005 and 2004 and the related consolidated statements of income, cash flows, changes in financial position and changes in shareholders’ equity, including the notes thereto, for the years ended December 31, 2005, 2004 and 2003, included herein, are our consolidated financial statements. The audited consolidated balance sheets as of December 31, 2003, 2002 and 2001 and the related consolidated statements of income, cash flows, changes in financial position and changes in shareholders’ equity, including the notes thereto for the years ended December 31, 2002 and 2001 are not included in this annual report. The financial information presented in this annual report should be read in conjunction with our consolidated financial statements.

All references herein to the “real,” “reais,” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “U.S.$” are to United States dollars.

On April 30, 2006 the exchange rate for reais into U.S. dollars was R$2.089 to U.S.$1.00, based on the commercial selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank. The commercial selling rate was R$2.341 to U.S.$1.00 at December 31, 2005 and R$2.654 to U.S.$1.00 at December 31, 2004. The real/dollar exchange rate fluctuates widely, and the current commercial selling rate may not be indicative of future exchange rates. See “Item 3A. Selected Consolidated Financial Data—Exchange Rates” for information regarding exchange rates for the Brazilian currency.

Solely for the convenience of the reader, we have translated some amounts included in “Item 3A. Selected Consolidated Financial Information” and elsewhere in this annual report from reais into U.S. dollars using the commercial selling rate as reported by the Central Bank at December 31, 2005 of R$2.341 to U.S.$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. Such translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

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

Brazilian GAAP and U.S. GAAP

Our consolidated financial statements are prepared in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”), which include accounting principles emanating from the Brazilian corporate law and accounting standards and supplementary procedures established by the CVM (the Brazilian Securities and Exchange Commission) and the Brazilian Institute of Independent Auditors (Instituto dos Auditores Independentes do Brasil),

or IBRACON. Such accounting practices differ in certain material respects from accounting principles generally accepted in the United States of America, or U.S. GAAP. See Note 24 to our consolidated financial statements for a summary of the differences between Brazilian GAAP and U.S. GAAP, and a reconciliation of shareholders’ equity as of December 31, 2005 and 2004 and net income for the years ended December 31, 2005, 2004 and 2003 from Brazilian GAAP to U.S. GAAP.

Market share and economic information

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

FORWARD-LOOKING STATEMENTS

The statements contained in this annual report in relation to our plans, forecasts, expectations regarding future events, strategies, and projections, are forward-looking statements which involve risks and uncertainties and which are therefore not guarantees of future results. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or revise any forward-looking statements after we distribute this annual report because of new information, future events and other factors. Words such as “believe,” “expect,” “may,” “will,” “plan,” “strategy,” “prospect,” “foresee,” estimate,” “project,” “anticipate,” “can,” “intend” and similar words are intended to identify forward-looking statements. We have made forward-looking statements which cover, among other things, our:

•	strategy for marketing and operational expansion;

•	capital expenditures forecasts; and

•	development of additional sources of revenue.

These forward-looking statements are subject to risks and uncertainties, which could mean that our actual results and performance could differ significantly from those anticipated and that anticipated events or circumstances might not occur. The risks and uncertainties include, but are not limited to:

•	general economic and business conditions, including the price of crude oil and other commodities, refining margins and prevailing foreign exchange rates;

•	competition;

•	ability to produce and deliver products on a timely basis;

•	ability to anticipate trends in the LPG industry, including changes in capacity and industry price movements;

•	changes in official regulations;

•	receipt of official authorizations and licenses;

•	political, economic and social events in Brazil;

•	approval of Brazilian antitrust authorities of the Shell Gás acquisition;

•	access to sources of financing and our level of debt;

•	ability to integrate acquisitions;

•	regulatory issues relating to acquisitions;

•	availability of tax benefits and

•	other factors contained in this 20-F under “Item 3D. Risk Factors”

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

The following table presents our selected financial information at the dates and for each of the periods indicated in Brazilian GAAP, and U.S. GAAP where indicated. The consolidated balance sheet information as of December 31, 2005 and 2004 and the consolidated statements of income, cash flows, changes in financial position and changes in shareholders’ equity for the years ended December 31, 2005, 2004 and 2003 are derived from our audited consolidated financial statements included in this annual report. The consolidated balance sheet information as of December 31, 2003, 2002 and 2001 and the related consolidated statements of income, cash flows, changes in financial position and changes in shareholders’ equity for the years ended December 31, 2002 and 2001 are derived from our audited consolidated financial statements that are not included in this annual report.

	Year Ended December 31,
	2005(1)	2005	2004	2003	2002	2001
	(in millions of U.S.dollars or reais, where indicated, except per share data)
Consolidated Income Statement Data:
	US$	R$	R$	R$	R$	R$

Gross sales and services	2,203.6	5,158.0	5,250.6	4,603.8	3,795.3	2,862.5
Taxes on sales and services, rebates, discounts and returns	(198.3)	(464.2)	(466.4)	(603.5)	(800.8)	(577.8)

Net Sales and Services	2,005.3	4,693.8	4,784.2	4,000.3	2,994.5	2,284.7
Cost of sales and services	(1,616.4)	(3,783.4)	(3,669.9)	(3,196.4)	(2,247.1)	(1,698.3)

Gross profit	388.9	910.4	1,114.3	803.9	747.4	586.4
Operating (expenses) income
Selling, general and administrative expenses	(235.7)	(551.7)	(555.9)	(458.9)	(382.3)	(317.7)
Other operating income, net	(0.2)	(0.4)	5.5	6.6	0.4	10.2

Total operating expenses	(235.9)	(552.1)	(550.4)	(452.3)	(381.9)	(307.5)

Operating income before financial items	153.0	358.3	563.9	351.6	365.5	278.9
Financial (expenses) income, net	(11.7)	(27.3)	(45.0)	(57.2)	28.5	(31.1)
Nonoperating (expenses) income, net	(0.8)	(1.8)	(16.0)	1.0	(44.1)	(17.0)

Income before income and social contribution taxes, equity in earnings (losses) of affiliated companies and minority interest	140.5	329.2	502.9	295.4	349.9	230.8
Income and social contribution taxes	(12.3)	(28.8)	(83.0)	(44.9)	(71.4)	(27.5)

Income before equity in earnings (losses) of affiliated companies and minority interest	128.2	300.4	419.9	250.5	278.5	203.3
Equity in earnings (losses) of affiliated companies	0.7	1.6	—	(0.5)	(1.7)	1.9
Minority interest	(1.2)	(2.8)	(5.4)	(3.6)	(54.5)	(73.0)

Net income	127.7	299.2	414.5	246.4	222.3	132.2

Net earnings per share (2)	1.59	3.73	5.95	3.54	3.62	2.49

Dividends per common share (3)	0.82	1.93	2.36	1.01	1.00	4.20

Dividends per preferred share (3)	0.82	1.93	2.36	1.11	1.09	4.63

Other financial data (4)
Cash flows from operating activities (5)	175.2	410.0	539.6	331.2	425.2	339.7
Cash flows from investing activities (5)	(288.9)	(676.3)	(303.1)	(391.3)	(427.2)	(206.7)
Cash flows from financing activities (5)	325.5	762.0	(176.8)	10.8	(59.7)	(339.2)
Depreciation and Amortization(6)	80.2	187.7	172.7	146.9	121.8	102.4
Adjusted EBITDA(7)	233.3	546.0	736.6	498.5	487.3	372.5
Net cash (debt) (8)	81.7	191.2	46.0	(78.1)	54.5	241.3
Number of common shares (in thousands) (9)	49,429.9	49,429.9	51,264.6	51,264.6	51,264.6	37,984.0
Number of preferred shares (in thousands) (9)	31,895.5	31,895.5	18,426.6	18,426.6	18,426.6	15,016.0

U.S. GAAP:
Net income	124.8	292.1	414.3	288.3	143.9	123.0
Basic and diluted earnings per common share (10)	1.54	3.61	5.18	3.48	1.97	1.94
Basic and diluted earnings per preferred share (10)	1.54	3.61	5.18	3.82	2.16	2.14
Depreciation and amortization	58.7	137.4	126.6	98.5	85.4	74.9

(1)	The real amounts for December 31, 2005 have been converted into dollars using the exchange rate of U.S.$1.00 = R$2.341, which is the commercial rate reported by the Central Bank on this date. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this annual report as a statement that the amounts in reais currently represent such values in U.S. dollars. Additionally, you should not interpret such conversions as statements that the amounts in reais have been, could have been or could be converted into U.S. dollars at this or any other foreign exchange rates. See “Item 3A. Selected Consolidated Financial Data—Exchange Rates.”

(2)	Net earnings per share are calculated on the weighted average shares outstanding during each of the periods presented. Under Brazilian GAAP, net earnings per share are not retroactively adjusted for the stock dividend but are retroactively adjusted for the reverse stock split described under “Item 4B. Business Overview.”
(3)	See “Item 8A. Consolidated Statements and Other Financial Information—Dividend and Distribution policy” for information regarding declaration and payment of dividends. Dividends per share do not reflect any adjustments related to the stock dividend described under “Item 4B. Business Overview”
(4)	Cash flow information has been derived from our consolidated financial statements prepared in accordance with Brazilian GAAP.
(5)	See Note 24(V)(i) to our consolidated financial statements.
(6)	Represents depreciation and amortization expenses included in cost of sales and services and in selling, general and administrative expenses.
(7)	The inclusion of adjusted EBITDA information is to provide a measure of assessing our ability to generate cash from our operations. Adjusted EBITDA is equal to operating income before financial items plus depreciation and amortization. In managing our business we rely on adjusted EBITDA as a means of assessing our operating performance and a portion of our management’s compensation and employee profit sharing plan is linked to adjusted EBITDA performance. Because adjusted EBITDA excludes interest, income taxes, depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or effective tax rates, or levels of depreciation and amortization. Accordingly, we believe that this type of measurement is useful for comparing general operating performance from period to period and making certain related management decisions. We also calculate adjusted EBITDA in connection with covenants related to some of our financings. We believe that adjusted EBITDA enhances the understanding of our financial performance and our ability to satisfy principal and interest obligations with respect to our indebtedness as well as to fund capital expenditures and working capital requirements. Adjusted EBITDA is not a measure of financial performance under U.S. GAAP or Brazilian GAAP. Adjusted EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance or as a substitute for cash flows from operations or as a measure of liquidity. Adjusted EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such a financial expenses and income taxes, depreciation or capital expenditures and associated charges. The adjusted EBITDA presented herein relates to Brazilian GAAP, which is used in the primary financial statements included in this filing. This adjusted EBITDA calculation is expressly permitted by the Brazilian regulators that establish the accounting principles generally accepted for use in such financial statements and is included in the financial statements published in Brazil.

The tables below provide a reconciliation of net income to adjusted EBITDA and of operating income before financial items to adjusted EBITDA for the years ended December 31, 2005, 2004, 2003, 2002 and 2001:

	Ultrapar
	Reconciliation of net income to adjusted EBITDA
	Year ended December 31,
	2005	2004	2003	2002	2001
	(in millions of reais)
Net income	299.2	414.5	246.4	222.3	132.2
Minority interest	2.8	5.4	3.6	54.5	73.0
Equity in (earnings) losses of affiliated companies	(1.6)	—	0.5	1.7	(1.9)
Income and social contributions taxes	28.8	83.0	44.9	71.4	27.5
Non-operating expenses (income), net	1.8	16.0	(1.0)	44.1	17.0
Financial (income) expenses, net	27.3	45.0	57.2	(28.5)	31.1
Depreciation and amortization	187.7	172.7	146.9	121.8	102.4
Non-cash operating income included in “Operating income (expenses), net”	—	—	—	—	(8.8)

Adjusted EBITDA	546.0	736.6	498.5	487.3	372.5

	Ultrapar
	Reconciliation of operating income before financial items to adjusted EBITDA
	Year ended December 31,
	2005	2004	2003	2002	2001
	(in millions of reais)
Operating income before financial items	358.3	563.9	351.6	365.5	278.9
Depreciation and amortization	187.7	172.7	146.9	121.8	102.4
Non-cash operating income included in “Operating income (expenses), net”	—	—	—	—	(8.8)

Adjusted EBITDA	546.0	736.6	498.5	487.3	372.5

	Ultragaz
	Reconciliation of operating income before financial items to adjusted EBITDA
	Year ended December 31,
	2005	2004	2003	2002	2001
	(in millions of reais)
Operating income before financial items	77.8	152.7	113.2	143.2	101.1
Depreciation and amortization	117.3	116.2	95.0	76.6	61.9

Adjusted EBITDA	195.1	268.9	208.2	219.8	163.0

	Oxiteno
	Reconciliation of operating income before financial items to adjusted EBITDA
	Year ended December 31,
	2005	2004	2003	2002	2001
	(in millions of reais)
Operating income before financial items	257.9	382.9	207.0	199.9	146.6
Depreciation and amortization	42.3	38.1	36.2	32.8	30.2

Adjusted EBITDA	300.2	421.0	243.2	232.7	176.8

	Ultracargo
	Reconciliation of operating income before financial items to adjusted EBITDA
	Year ended December 31,
	2005	2004	2003	2002	2001
	(in millions of reais)
Operating income before financial items	17.2	23.0	24.7	17.6	27.4
Depreciation and amortization	27.1	17.5	15.3	11.6	9.5
Non-cash operating income included in “Operating income (expenses), net”	—	—	—	—	(8.8)

Adjusted EBITDA	44.3	40.5	40.0	29.2	28.1

(8)	Net cash (debt) is included in this document in order to provide the reader with information relating to our overall indebtedness and financial position. Net cash (debt) is not a measure of financial performance or liquidity under U.S. GAAP or Brazilian GAAP. The table below provides a reconciliation of our consolidated balance sheet data to the net cash (debt) positions shown in the table, for the years ended December 2005, 2004, 2003, 2002 and 2001.

	Ultrapar
	Reconciliation of cash and cash equivalents to net cash (debt)
	Year ended December 31,
	2005	2004	2003	2002	2001
	(in millions of reais)
Cash and cash equivalents	1,114.2	624.5	568.8	637.9	656.0

	Ultrapar
	Reconciliation of cash and cash equivalents to net cash (debt)
	Year ended December 31,
	2005	2004	2003	2002	2001
	(in millions of reais)
Short-term investments	184.8	22.4	41.0	—	—
Long-term investments	372.7	38.8	—	—	—
Short-term financing	(184.0)	(381.6)	(381.6)	(219.8)	(124.5)
Short-term debentures	(17.9)	—	—	—	—
Long-term financing	(978.6)	(258.1)	(306.3)	(363.6)	(290.2)
Long-term debentures	(300.0)	—	—	—	—

Net cash (debt) position	191.2	46.0	(78.1)	54.5	241.3

(9)	The number of shares is retroactively adjusted for the reverse stock split.
(10)	The calculation of earnings per share is retroactively adjusted for stock dividend and reverse stock split for all the periods presented.

	As of December 31,
	2005(1)	2005	2004	2003	2002	2001
	(in millions of U.S.dollars or reais, where indicated)
Consolidated Balance Sheet Data:
	US$	R$	R$	R$	R$	R$
Current assets
Cash and cash equivalents	476.0	1,114.2	624.5	568.8	637.9	656.0
Short-term investment	79.0	184.8	22.4	41.0	—
Trade accounts receivable	146.7	343.3	369.3	322.3	278.0	149.2
Inventories	81.9	191.7	210.3	137.7	106.3	94.5
Recoverable Taxes	26.9	62.9	73.0	115.5	115.1	121.2
Other	16.7	39.4	45.4	33.4	49.6	24.3

Total current assets	827.2	1,936.3	1,344.9	1,218.7	1,186.9	1,045.2

Long-term assets
Long-term investments	159.2	372.7	38.8	—	—	—
Related companies	1.6	3.7	3.1	2.8	2.6	1.7
Deferred income and social contribution taxes	26.1	61.0	36.3	61.4	33.3	27.3
Recoverable Taxes	20.0	46.8	36.6	—	—	—
Other	23.6	55.4	28.5	20.7	11.5	13.0

Total long-term assets	230.5	539.6	143.3	84.9	47.4	42.0

Permanent assets
Investments	13.8	32.3	31.8	33.1	33.0	88.8
Property, plant and equipment, net	458.3	1,072.7	1,047.4	968.6	779.5	707.9
Deferred charges, net	42.0	98.3	99.8	102.7	81.1	68.1

Total permanent assets	514.1	1,203.3	1,179.0	1,104.4	893.6	864.8

TOTAL ASSETS	1,571.8	3,679.2	2,667.2	2,408.0	2,127.9	1,952.0

Current liabilities
Loans, financing and debentures	86.3	201.9	381.6	381.6	219.8	124.5
Trade accounts payable	38.8	90.9	102.0	90.3	104.4	88.4
Payroll and related charges	28.2	66.1	94.1	74.7	64.4	50.2
Dividends payable	44.4	103.9	74.7	41.7	49.0	33.6
Other	10.9	25.5	33.0	44.5	30.6	27.2

Total current liabilities	208.6	488.3	685.4	632.8	468.2	323.9

Long-term liabilities
Loans, financing and debentures	546.2	1,278.6	258.1	306.3	363.6	290.2
Related companies	2.1	5.0	8.8	9.0	10.2	11.0
Other taxes and contributions	26.0	60.8	52.1	40.9	28.5	62.4
Other	11.5	26.8	34.1	30.1	35.3	24.8

Total long-term liabilities	585.8	1,371.2	353.1	386.3	437.6	388.4
TOTAL LIABILITIES	794.4	1,859.5	1,038.5	1,019.1	905.8	712.3

Minority Interest	12.6	29.6	28.2	32.2	31.0	439.8

Stockholder’s equity
Capital	404.2	946.0	664.0	664.0	664.0	433.9
Capital reserve	0.1	0.3	0.1	—
Revaluation reserve	6.4	15.0	16.4	17.8	26.0	25.9
Reserves and retained earnings	354.1	828.8	920.0	674.9	501.1	340.1

TOTAL STOCKHOLDER’S EQUITY	764.8	1,790.1	1,600.5	1,356.7	1,191.1	799.9

TOTAL LIABILITIES STOCKHOLDER’S EQUITY	1,571.8	3,679.2	2,667.2	2,408.0	2,127.9	1,952.0
U.S.GAAP
Total assets	1,544.9	3,616.1	2,595.9	2,343.6	2,004.2	1,892.0
Total stockholders’ equity	736.5	1,723.9	1,545.8	1,294.8	1,076.5	748.5

(1)	The real amounts for December 31, 2005 have been converted into dollars using the exchange rate of U.S.$1.00 = R$2.341, which is the commercial rate reported by the Central Bank on this date. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this annual report as a statement that the amounts in reais currently represent such values in U.S. dollars. Additionally, you should not interpret such conversions as statements that the amounts in reais have been, could have been or could be converted into U.S. dollars at this or any other foreign exchange rates. See “Item 3A. Selected Consolidated Financial Data—Exchange Rates.”

Exchange Rates

Before March 14, 2005, there were two principal foreign exchange markets in Brazil, in which notes were freely negotiated but could be strongly influenced by Central Bank intervention:

•	the commercial rate exchange market dedicated principally to trade and financial foreign exchange transactions such as the buying and selling of registered investments by foreign entities, the purchase or sale of shares, or the payment of dividends or interest with respect to shares; and

•	the floating rate exchange market that was generally used for transactions not conducted through the commercial foreign exchange market.

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

On April 30, 2006, the exchange rate for reais into U.S. dollars was R$2.089 to U.S.$1.00, based on the commercial selling rate as reported by the Central Bank. The following table sets forth information on prevailing commercial foreign exchange selling rates for the periods indicated, as published by the Central Bank on its electronic information system, SISBACEN, using PTAX 800, Option 5.

	Exchange rates of nominal reais per U.S.$1.00
	High	Low	Average		Period-End
Year Ended
December 31, 2001	2.801	1.936	2.353	(1)	2.320
December 31, 2002	3.955	2.271	2.998	(1)	3.533
December 31, 2003	3.662	2.822	3.060	(1)	2.889
December 31, 2004	3.205	2.654	2.917	(1)	2.654
December 31, 2005	2.762	2.163	2.412	(1)	2.341
Month Ended
November 30, 2005	2.252	2.163	2.211	(2)	2.207
December 31, 2005	2.374	2.180	2.277	(2)	2.341
January 31, 2006	2.346	2.212	2.279	(2)	2.216
February 28, 2006	2.222	2.118	2.170	(2)	2.136
March 31, 2006	2.224	2.107	2.165	(2)	2.172
April 30, 2006	2.154	2.089	2.122	(2)	2.089

(1)	Average of the foreign exchange rates on the last day of each month in the period.
(2)	Average of the high and low foreign exchange rates for each month.

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

Prior to 1995, Petrobras benefited from a constitutional monopoly in the production and importation of petroleum products in Brazil. Although the Brazilian government removed Petrobras’s monopoly from the Federal Constitution in November 1995, Petrobras effectively remains the sole provider of LPG in Brazil. Currently, Ultragaz and all other LPG distributors in Brazil purchase all or nearly all LPG from Petrobras. Ultragaz’s net sales and services represented 61.8% of our consolidated net sales and services for the year ended December 31, 2005. The last significant interruption in the supply of LPG by Petrobras to the distributors occurred in 1995 due to a 15-day strike by Petrobras employees. See “Item 4B. Business Overview—Distribution of Liquefied Petroleum Gas—Industry and Regulatory Overview.” Furthermore, all Brazilian LPG distributors, including Ultragaz, currently purchase all their LPG requirements from Petrobras without a formal LPG supply contract. The procedures for ordering and purchasing LPG from Petrobras are generally common to all LPG distributors—including Ultragaz. For more details, see “Item 4B. Business Overview—Ultragaz—Supply of LPG.”

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

The acquisition of Shell Gás is subject to Brazilian antitrust regulation. Our future business, financial condition and results of operations would be adversely affected if we do not gain approval of the acquisition.

Ultragaz is subject to regulation under Brazilian antitrust rules. For this reason, the acquisition of Shell Gás (LPG) Brasil S.A., or Shell Gás, is still subject to approval by the Brazilian antitrust authorities, although these operations have been fully integrated into our business. The process is in the final phase of examination by the Brazilian antitrust authorities. A ruling requiring us to dispose of some of the acquired assets or to unwind the acquisition would adversely affect our future business, financial condition and results of operations.

Ethylene, the principal raw material used in our petrochemical operations, comes from limited supply sources. Any reduction in the supply of ethylene would have an immediate impact on Oxiteno’s production and results of operation.

All second generation petrochemical producers in Brazil that use ethylene as their key raw material, including Oxiteno, our subsidiary involved in the production and sale of chemical and petrochemical products, purchase ethylene from Brazilian suppliers. Approximately 27% of our net sales are derived from the sale of chemical products that require ethylene. Oxiteno purchases ethylene from two of Brazil’s three naphtha crackers, which are the sole sources of ethylene in Brazil. Braskem S.A., or Braskem, supplies all of our ethylene requirements at our plant located at Camaçari pursuant to a long-term contract, and Petroquímica União S.A., or PQU, supplies all of our ethylene requirements at our plant located at Mauá. Oxiteno, like other purchasers from PQU, does not have a long-term contract for the purchase of ethylene from PQU. Because of its characteristics, ethylene is difficult and expensive to store and transport, and cannot be easily imported into Brazil. Therefore, Oxiteno is almost totally dependent on ethylene produced at Braskem and PQU for its supply of ethylene. For the year ended December 31, 2005, Brazilian ethylene imports totaled approximately 6,022 tons, representing less than 1% of Brazil’s installed capacity.

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

The international petrochemical market is cyclical in nature, with alternating periods of tight supply, increased prices and high margins, and overcapacity, declining prices and low margins. The decrease in Brazilian tariff rates on petrochemical products, the increase in demand for such products in Brazil, and the ongoing integration of regional and world markets for commodities, among other factors, have contributed to the increasing integration of the Brazilian petrochemical industry into the international petrochemical marketplace. As a consequence, events affecting the petrochemical industry worldwide could have a material adverse effect on our business, financial condition and results of operations.

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

We are subject to stringent environmental laws and regulations in Brazil and Mexico. Petrochemical companies like ours are required to obtain licenses for their manufacturing facilities from environmental authorities which may also regulate their operations by prescribing specific environmental standards in their operating licenses. Environmental regulations apply particularly to the discharge, handling and disposal of gaseous, liquid and solid products and by-products from manufacturing activities. Changes in these laws and regulations, or changes in the enforcement policy of these laws and regulations, could adversely affect us by increasing our cost of compliance or operation. In addition, it is possible that new laws or additional regulations will come into force, or that the relevant enforcement agencies will seek a more stringent interpretation of existing laws and regulations that would require us to spend additional funds on environmental matters in order to continue to keep our plants and operations in compliance with current legislation. See “Item 4B. Business Overview—Distribution of Liquefied Petroleum Gas—Industry and Regulatory Overview—Environmental, health and safety standards,” “Item 4B. Business Overview—Petrochemicals and Chemicals— Overview of the sector and applicable regulations—Environmental, health and safety standards” and “Item 4B. Business Overview—Logistics of Chemical Products and Fuels—Ultracargo— Transportation— Transportation Regulation.”

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

The operation of any chemical manufacturing plant and the distribution of petrochemicals, as well as the operations of logistics of oil and chemical products and LPG distribution involve substantial risks of property contamination and personal injury and may result in material costs and liabilities. Although we believe that current insurance levels are adequate, the occurrence of losses or other liabilities that are not covered by insurance or that exceed the limits of our insurance coverage could result in significant unexpected additional costs.

The suspension, cancellation or non-renewal of certain federal tax benefits may adversely affect our results of operations.

We are entitled to federal tax benefits providing for income tax exemption or reduction for our activities in the northeast region of Brazil. These benefits may be cancelled or suspended if we do not comply with our commitment not to distribute to our shareholders the amounts under the benefits or if the relevant tax authorities decide to suspend or cancel our benefits. As a result, we may become liable for the payment of related taxes at the full tax rates. If we are not able to renew the tax benefits, or if we are only able to renew them under terms that are substantially less favorable than expected, our results of operations may be adversely affected. Tax exemptions amounted to R$63.8 million, R$93.5 million and R$52.4 million, respectively, for the years ended December 31,

2005, 2004 and 2003. See “Item 4B. Business Overview—Distribution of Liquefied Petroleum Gas—Ultragaz—Tax exemption status,” “Item 4B. Business Overview— Petrochemicals and Chemicals—Oxiteno—Tax exemption status” and “Item 4B. Business Overview—Logistics of Chemical Products and Fuels—Ultracargo—Tax exemption status.”

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

Our senior management and the members of our founding family indirectly control approximately 66% of our voting share capital through their control of Ultra S.A. This level of control enables Ultra to elect the majority of our directors and to determine the outcome of substantially all actions requiring shareholder approval. See “Item 7A. Major Shareholders—Shareholders’ Agreements.”

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

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in policy and regulations. The Brazilian government’s actions to control inflation and effect other policies and regulations have often involved wage and price controls, currency devaluations, capital controls, and limits on imports, among other measures. Our business, financial condition and results of operations may be adversely affected by changes in policy or regulations involving or affecting tariffs, exchange controls and other matters, as well as factors such as:

•	currency fluctuations;

•	inflation;

•	interest rates;

•	price instability;

•	energy shortages;

•	liquidity of domestic capital and lending markets;

•	fiscal policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

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

A presidential election will be held in Brazil in October 2006. The President of Brazil has considerable power to determine governmental policies and actions relating to the Brazilian economy that may consequently affect the operations and financial performance of businesses, such as our company. The presidential election may result in changes in existing governmental policies, and the post-election administration—even if President Luiz Inácio Lula da Silva is reelected—may seek to implement new policies. We cannot predict what policies the Brazilian government will adopt and whether these policies will negatively affect the economy or our business and financial performance.

Inflation and certain governmental measures to curb inflation may contribute significantly to economic uncertainty in Brazil and could harm our business and the market value of the ADSs and our preferred shares.

Brazil has in the past experienced extremely high rates of inflation. Inflation and some of the Brazilian government’s measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy. Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. According to the Índice Geral de Preços-Mercado, or IGP-M, a general price inflation index, the Brazilian general price inflation rates were 25.3%, 8.7%, 12.4% and 1.2% in 2002, 2003, 2004 and 2005, respectively.

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

The real depreciated against the U.S. dollar by 18.7% in 2001. In 2002, the real depreciated 52.3% against the U.S. dollar, due in part to political uncertainty surrounding the Brazilian presidential elections and the global economic slowdown. Although the real has appreciated since then (18.2% in 2003, 8.1% in 2004, 11.8% in 2005, and a further 10.7% from January to April 2006), no assurance can be given that the real will not depreciate or be devalued against the U.S. dollar again. See “Item 3A. Selected Consolidated Financial Data—Exchange Rates.”

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

Although a large part of our sales is denominated in reais, prices and certain costs (especially ethylene) in the chemical business are benchmarked to prices prevailing in the international markets. Hence, we are exposed to foreign exchange rate risks that could materially adversely affect our business, financial condition and results of operations as well as our capacity to service our debt.

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

Investing in securities, such as the preferred shares or ADSs, of issuers from emerging market countries, including Brazil, involves a higher degree of risk than investing in securities of issuers from more developed countries. For the reasons above, investments involving risks relating to Brazil, such as investments in ADSs, are generally considered speculative in nature and are subject to certain economic and political risks, including but not limited to:

•	changes to the regulatory, tax, economic and political environment that may affect the ability of investors to receive payments, in whole or in part, in respect of their investments; and

•	restrictions on foreign investment and on repatriation of capital invested.

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may limit your ability to sell the preferred shares underlying your ADSs at the price and time at which you wish to do so. The São Paulo Stock Exchange, known as Bovespa, the only Brazilian stock exchange, had a market capitalization of approximately U.S.$482 billion as of December 31, 2005 and an average monthly trading volume of approximately U.S.$13.8 billion for 2005. In comparison, the New York Stock Exchange had a market capitalization of U.S.$21.4 trillion as of December 31, 2005 and an average monthly trading volume of approximately U.S.$1.2 trillion for 2005.

There is also a large concentration in the Brazilian securities market. The ten largest companies in terms of market capitalization represented approximately 52% of the aggregate market capitalization of the Bovespa as of December 31, 2005. The top ten stocks in terms of trading volume accounted for approximately 51% of all shares traded on the Bovespa in 2005. Ultrapar’s average daily volume on both stock exchanges in 2005, 2004 and 2003 was R$5.5 million, R$3.7 million and R$1.6 million, respectively.

Controls and restrictions on the remittance of foreign currency could negatively affect your ability to convert and remit dividends, distributions or the proceeds from the sale of our preferred shares, Ultrapar’s capacity to make dividend payments to non-Brazilian investors and the market price of our preferred shares and ADSs.

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

Shareholders of Ultra have the right to withdraw and convert common shares owned through Ultra into our preferred shares as more fully described under “Item 7A. Major Shareholders—Shareholders’ Agreements”. Two other shareholders, who may freely sell their respective shares, hold a substantial portion of our remaining common shares. A sale of a significant number of shares could negatively affect the market value of the preferred shares and ADSs. The market price of our preferred shares and the ADSs could drop significantly if the holders of shares or the ADSs sell them or the market perceives that they intend to sell them.

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

A. History and Development of the Company

Ultrapar Participações S.A., or Ultrapar, is a sociedade anônima incorporated under the laws of the Federative Republic of Brazil. We have a significant market presence in the business areas in which we operate. We are the leader in LPG distribution in Brazil through Ultragaz with a 24% market share and the sixth largest independent distributor in the world in terms of volume sold. We deliver LPG to an estimated 10 million households using our own vehicle fleet and also approximately 4,500 independent retailers. We are the only producer of ethylene oxide and its principal derivatives in the Mercosur region with an extensive business in the domestic and international markets. Through Ultracargo, we are a leading provider of integrated logistics of chemical products and fuels in Brazil. We offer integrated multimodal transportation, loading and unloading services and the management of third party fleets. Our high storage capacity together with the strategic location of our assets, facilitates product movement along an integrated multimodal logistics system.

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

We were also one of the pioneers in developing the Brazilian petrochemicals industry with the creation of Oxiteno in 1970, located in the Mauá petrochemical complex in São Paulo. In 1974, Oxiteno inaugurated its second industrial unit, in the Camaçari petrochemical complex in Bahia. In 1986, Oxiteno established its own research and development center in order to respond to specific customer needs.

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

In 1999, the new Paulínia Intermodal terminal constructed by Ultracargo in the state of São Paulo started operations providing storage for solid and liquid products as well as intermodal transportation.

In 2000, Ultragaz started the construction of four new filling plants, therefore covering the entire Brazilian territory. In August 2000, the first of the four new plants, located in Goiânia, in the state of Goiás, started operations. In 2001, Ultragaz started two new plants: in Fortaleza, in the state of Ceará, and in Duque de Caxias, in the state of Rio de Janeiro. In 2002, the company started operations in the new plant of Betim, in the state of Minas Gerais.

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

On December 20, 2002, we completed a corporate restructuring process which we began on October 15, 2002. The effects of the corporate restructuring were:

•	Merger of Gipóia Ltda, a company which held a 23% direct stake in Ultragaz and was owned by Ultra S.A., into Ultrapar, increasing Ultrapar’s ownership in Ultragaz to 100% from 77% of total share capital. Ultrapar issued approximately 7.8 billion common shares in connection with this merger.

•	Exchange of shares issued by Oxiteno for shares issued by Ultrapar, increasing Ultrapar’s ownership in Oxiteno to 100% from 48% of total share capital. The holders of approximately 12 million of Oxiteno’s shares elected to exchange their shares for shares in Ultrapar, triggering the issue of approximately 5.4 billion common shares and 3.4 billion preferred shares by Ultrapar. We paid R$208.1 million representing approximately 13 million shares to Oxiteno’s minority shareholders who exercised their statutory withdrawal rights.

The table below shows the effects of the corporate restructuring in our share capital:

	Total capital (in millions of reais)	Common shares	Preferred shares	Total shares
As of December 31, 2001	433.9	37,984,012,500	15,015,987,500	53,000,000,000

Shares issued for:
Merger of Gipóia	38.5	7,850,603,880	—	7,850,603,880

Incorporation of Oxiteno’s shares	191.6	5,430,005,398	3,410,659,550	8,840,664,948

As of December 31, 2002	664.0	51,264,621,778	18,426,647,050	69,691,268,828

In August 2003, Ultragaz acquired Shell Gás, Royal Dutch/Shell N.V.’s LPG operations in Brazil for a total consideration of R$170.6 million. With the acquisition, Ultragaz has become the Brazilian market leader in LPG with a 24% share of the Brazilian market.

On December 4, 2003, we concluded the acquisition of the chemical business of the Berci Group (CANAMEX), a Mexican specialty chemicals company. CANAMEX has 2 plants in Mexico (Guadalajara and Coatzacoalcos). The acquisition amount was U.S.$10.25 million, without assuming any residual debt. In June 30, 2004, we acquired the operational assets of Rhodia Especialidades S.A. de C.V. in Mexico for U.S.$2.7 million. Both acquisitions had the target to establish a stronger presence in the Mexican petrochemical market and to create a production and distribution platform to the United States.

On May 18, 2004, at an Extraordinary General Meeting, the shareholders of Ultrapar approved the addition of tag-along rights to the company’s by-laws, for all shareholders, at 100% of the offer price, which has improved a right that was already conceived through a shareholders agreement dated March 22, 2000.

On September 22, 2004, the shareholders of Ultra S.A., a holding company that controls Ultrapar, signed a shareholders’ agreement that primarily aimed at maintaining the controlling shareholder block in Ultrapar.

Igel Participações S.A. and Avaré Participações S.A., former controlling shareholders of Ultra S.A., were dissolved on December 16, 2004, and their shareholders received shares in Ultra S.A. as reimbursement for their shares in the respective paid-up capital, in the same proportion and of the same share class as previously held by Igel and Avaré.

In December 2004, we invested R$10.0 million to acquire a 7.3% interest in Companhia Ultragaz from Nacional Investimentos S.A.

At our Board of Directors’ meeting held on February 2, 2005, our directors approved a stock dividend of 10,453,690,324 preferred shares of Ultrapar, or 15 shares for each 100 outstanding common or preferred shares as of February 16, 2005. As a result of the stock dividend, we have issued 10,453,690,324 new preferred shares to our shareholders through a capitalization of reserves. At an extraordinary shareholders’ meeting held on February 22, 2005, our shareholders approved the issuance of additional preferred shares of Ultrapar to permit certain shareholders, including Ultra, to exchange common shares of Ultrapar held by them into preferred shares at a ratio of one common share for one preferred share. Common shares tendered for exchange into preferred shares were cancelled.

On April 8, 2005, we completed our first offering of unsecured debentures in the aggregate principal amount of R$300 million with a term of 3 years, at a rate of 102.5% of CDI. Standard & Poor’s assigned the company and its debentures its brAA+ corporate credit rating from its Brazil National Scale.

On April 28, 2005, we concluded a primary and secondary offering of our preferred shares. The offering was comprised of 7,869,671,318 preferred shares owned by Monteiro Aranha S.A. and certain shareholders of Ultra S.A., and 1,180,450,697 newly issued preferred shares pursuant to an overallotment option. Shares were distributed at a price of R$40.00 per thousand preferred shares, totaling approximately R$362 million. At the end of the distribution, Ultrapar’s total capital increased by R$ 47 million, to a total of approximately R$946 million, and there were 81,325,409,849 total shares outstanding, with 49,429,897,261 common shares and 31,895,512,588 preferred shares.

At a special meeting of our shareholders held on July 20, 2005, our shareholders approved a reverse stock split of all our issued common and preferred shares. As a result, each 1,000 shares of any class would be converted into 1 share of each such class. In connection with this reverse stock split, we authorized a change to the ADS ratio of our ADR program from 1 ADS representing 1,000 preferred shares to 1 ADS representing 1 preferred share. This reverse stock split and ratio change became effective on August 23, 2005. As a result of the reverse stock split, we have amended our by-laws. As of April 30, 2006, we had 81,325,409 shares outstanding, with 49,429,897 common shares and 31,895,512 preferred shares.

In July 2005, Ultracargo inaugurated a new terminal in Santos, its second port installation that integrates road, rail and maritime transportation systems. The new terminal has a storage capacity of 33,500 m³ for chemical products, 40,000 m³ for ethanol and 38,000 m³ for vegetable oil.

On December 20, 2005, Ultrapar, through its subsidiary LPG International Inc., issued U.S.$250 million in notes in the international market, with the aim of lengthening the company’s debt profile, financing possible acquisitions and other corporate purposes. The notes mature in December 2015, have a coupon of 7.25% pa and were priced at 98.75% of par value, resulting in a yield of 7.429%pa. Standard & Poor’s assigned its BB+ credit rating on a global scale for the company and the securities issued. The credit rating is above the credit rating of Brazilian sovereign debt, and only one degree below that of investment grade.

Investments

We have made substantial investments in our operations in the last five years. At Ultragaz, we have invested heavily in LPG small bulk delivery distribution (UltraSystem) and in the restructuring of our distribution logistics. We have also invested in the consolidation of our national coverage over the past years. Oxiteno has invested in increasing installed production capacity, mainly for specialty chemical production, in the modernization of its industrial plants and in the development of new products. Ultracargo has invested in storage facilities and in the truck fleet in response to strong demand for a better logistics infrastructure in Brazil, deregulation of the oil and oil products industry and the strong growth in the international trade of vegetable oils and alcohol. We have invested in information technology at all our businesses for integrating processes, improving the quality of information, increasing the response time in decision making and improving our services.

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

Investments in Permanent Assets and Deferred Charges

The following table shows our capital expenditures in permanent assets and deferred charges in the years indicated below:

	Year ended December 31,
	2005	2004	2003
	(in millions of reais)
Ultragaz	89.4	94.0	114.4
Oxiteno	96.3	86.8	58.2
Ultracargo	44.4	92.2	41.5
Others(1)	0.6	0.7	0.3

Total capital expenditures	230.7	273.7	214.4
Disposals	(12.0)	(6.0)	(7.4)

Total capital expenditures, net of disposals	218.7	267.7	207.0

(1)	Includes expenditures related to maintenance of our headquarters which is performed by our wholly owned subsidiary Imaven Imóveis e Agropecuária Ltda.

At Ultragaz, our recent investment strategy has been to expand small bulk delivery distribution, to consolidate our geographic coverage and to invest in the modernization of our assets. During the years ended December 31, 2005 and 2004, investments focused on expanding the small bulk market segment (UltraSystem), on fleet renewal and on the replacement of cylinders. In 2003, in addition to the items previously listed, Ultragaz also invested in the installation of the integrated ERP system.

At Oxiteno, during the years ended December 31, 2005 and 2004, capital expenditures were largely focused on increasing installed production capacity of specialty chemicals, the modernization of industrial plants, and the development of new products. In addition, in 2003, we made significant investments in the installation of the ERP system and on quality and environmental control systems.

At Ultracargo, during previous years we have invested in expanding our storage facilities and truck fleet. For the years ended December 31, 2005, 2004 and 2003, Ultracargo’s capital expenditures focused on the construction of Santos Intermodal Terminal, the Liquid Fuels Terminal in Montes Claros and fleet expansion.

Ultrapar’s planned capital expenditures in 2006 are R$388 million, R$238 million of which will be allocated to investments in expansion at Oxiteno, principally on the new plant for the production of fatty alcohols, the expansion of the installed production capacity of specialty chemicals and ethylene oxide, as well as ongoing improvement projects in quality, safety and environmental protection. At Ultragaz, R$90 million has been budgeted for quality and productivity improvements—including IT projects to provide support for the program to modify its distribution structure and sales channels, aiming at enhancing the operation’s profitability—and in the expansion of small bulk distribution. The investments in Ultracargo will be allocated to expanding storage capacity and enlarging its truck fleet.

Investment in fatty alcohol plant. On February 16, 2005, we announced that we will invest, through our subsidiary Oxiteno, approximately U.S.$100 million in the next two years for the construction of a fatty alcohols production plant, with co-production of fatty acids and glycerin. This plant will be a pioneer unit in Latin America for the production of fatty alcohols. Fatty alcohol is a raw material used in the manufacture of specialty chemicals derived from ethylene oxide, widely used in the production of personal care products and also has various applications in domestic cleaning products, agrichemicals and textiles, among others. Fatty alcohol and its derivatives are currently imported and already widely used in Oxiteno’s surfactant line. We are the largest consumer of fatty alcohols in Brazil and we estimate that 30% of the total volume produced by the new plant will be used by us. Total production capacity should amount to approximately 100,000 tons per year, considering the entire product line. Besides adding value to the existing surfactants product line, this new plant is expected to generate additional net sales of U.S.$80 million/year when running at full capacity. We expect that the plant will be operational in the first half of 2007.

Other projects under study. We have signed a protocol with Petróleo Brasileiro S.A., or Petrobras, to study the feasibility of a project to produce basic petrochemicals, including ethylene, from heavy oil. Currently, we purchase ethylene from Brazilian suppliers whose production is based on naphtha. We have hired Technip Italy Spa, an engineering company, to help us in the assessment of available technologies, optimization of the conceptual project and pilot tests. Together with our partner Petrobras, we have chosen to locate the project in the municipalities of Itaboraí and São Gonçalo, in Rio de Janeiro state. We have not made any commitments to invest in this project should it prove to be feasible and we can give no assurance that the project will prove feasible or, if so, that we will participate or make an investment in such project.

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

Equity Investments

The table below shows our investments in shareholding stakes for the years ended December 31, 2005, 2004 and 2003.

	Year ended December 31,
	2005	2004	2003(1)
	(in millions of reais)
Ultragaz	—	10.3	171.1
Oxiteno	—	—	32.5
Ultracargo	—	—	—
Others(2)	—	6.8	2.1

Total	—	17.1	205.7

(1)	The difference between equity investments (excluding the share repurchase program) of R$203.6 million above and “Business combinations, net of cash acquired,” of R$134.6 million, shown in the consolidated statement of cash flow in our 2003 consolidated financial statements, is substantially comprised of cash acquired and settlement of debt of Shell Gás (included in “Cash flow from financing activities—Loans from affiliated companies”).
(2)	Share repurchase program, included in our consolidated statement of cash flows under “Cash flows from financing activities—Other.”

The main equity investment made in the last three years is the acquisition of Shell Gás, Royal Dutch/Shell N.V.’s LPG operations in Brazil, in August 2003, for a total consideration of R$170.6 million. Following the acquisition, Ultragaz became the Brazilian market leader in LPG with a 24% share of the Brazilian market.

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

The following chart simplifies our current organizational structure. For a more detailed information about our current organizational structure, see “Item 4C. Information on the Company—Organizational Structure”.

Our Strengths

Leading market positions across businesses

Ultragaz is the largest LPG distributor in Brazil. It has a national market share of 24% and is present in every state, excluding the north region, reaching approximately 10 million homes. For the year ended December 31, 2005, Ultragaz’s total volume sold reached 1.5 million tons of LPG.

Oxiteno is the sole producer of ethylene oxide and its principal derivatives in the Mercosur region and is also a major producer of specialty chemicals. Our chemical operations supply a broad range of market segments, particularly agricultural chemicals, food, cosmetics, leather, detergents, packaging for beverages, thread and polyester filaments, brake fluids, petroleum, paints and varnishes. For the year ended December 31, 2005, Oxiteno sold approximately 525 thousand tons of chemical products. In the Brazilian market for these products we compete principally with imports. Imports of ethylene glycol and methyl-ethyl-ketone, two of our most important products, represented approximately 24% and 6% respectively, of the volumes sold in Brazil during the year ended December 31, 2005.

Ultracargo is a leading provider of integrated logistics for chemicals and fuels, with 21% of Brazil’s tank storage capacity for chemical products in 2004, according to the latest available data. In 2004, Ultracargo accounted for approximately 71% of all tank capacity for liquids at the Aratu terminal in the State of Bahia, which serves South America’s largest petrochemical complex.

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

Highly efficient LPG distribution network

In addition to making direct sales of bottled LPG, Ultragaz is the only LPG distributor in Brazil with an exclusive network of independent dealers. This network comprises approximately 4,500 dealers who represent Ultragaz. This has enabled Ultragaz to control the quality and productivity of its dealers leading to a strong brand name recognition associated with quality, safety and efficiency, and also allows frequent contact with its customers. In addition, Ultragaz was the first to introduce LPG small bulk delivery in Brazil, with lower distribution cost than bottled distribution, and over the years has built a strong client base.

Flexibility across the petrochemical cycle

Oxiteno is the sole producer of ethylene oxide and its principal derivatives in the Mercosur region. Approximately 97% of its ethylene oxide production is used internally in the production of ethylene oxide derivatives which can be classified in two groups: specialty and commodity chemicals. Oxiteno is a major producer of specialty chemicals, which are traditionally products with better margins and less exposure to petrochemical cycles than commodity chemicals.

Cost efficient operations

Oxiteno’s operations have a high degree of production efficiency derived from scale similar to that of the largest producers in the world. Ultragaz has significant market presence in densely populated areas which allows it to operate its filling plants and distribution system with a high level of capacity utilization and efficiency.

Strong operational track record

Our business has exhibited a solid operational track record. During the last five years, we experienced a consolidated annual compounded average growth rate of 23% in net income, in spite of the overall macroeconomic volatility in Brazil during this same period. This growth has been driven by the operational performance of all our businesses.

Experienced management team

We are led by a strong and experienced management team with a proven track record in the LPG, petrochemical and specialized logistics industries. Our senior management team possesses an average of 27 years of experience in the relevant industries, is a significant shareholder in our company, and has a performance-linked remuneration based on an economic value-added model (EVA®).

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

Continuously improve cost and capital efficiency in LPG distribution

We plan to continue to invest in the cost and capital efficiency of our distribution system. Current initiatives include the enhanced discipline in capital allocation and a program to revise Ultragaz’s distribution structure, both prompted by changing market conditions such as market stability and new sales channels.

Expand capacity at Oxiteno

We intend to continue to expand Oxiteno’s production capacity ahead of demand in Brazil. As we expand, we plan to continue our efforts to apply the best global practices to Oxiteno’s plants and production processes with a view to remain technologically competitive.

Continue to enhance product mix at Oxiteno

We plan to increase Oxiteno’s capacity to produce a variety of value-added ethylene oxide derivatives in order to optimize its sales mix across petrochemical cycles. Oxiteno’s investments in research and development has resulted in the introduction of 112 new applications for its products during the last three years. Oxiteno will continue to invest in research and development focused on developing new product applications to meet clients’ needs. In addition, we intend to focus Oxiteno’s sales on the domestic market, which allows us to have higher margins.

Maintain financial strength

We seek to maintain a sound financial position to allow us to pursue investment opportunities and enhance our shareholders’ return on their investment in our Company. Our net cash position for the year ended December 31, 2005 was R$191 million. Additionally, all foreign currency denominated debt is hedged until its maturity.

We have been consistently distributing dividends to our shareholders. During the last five years we have paid yearly dividends representing an average of approximately 52% of our net income.

Continue to grow our businesses

Our principal corporate objective is to enhance shareholder value and strengthen our market presence by growing our business. Historically, we have grown our business organically and through acquisitions and we intend to continue this strategy. To complement Ultrapar’s leading market positions in Brazil, we are also focused on expansion abroad, which we commenced with the acquisition of specialty chemicals producer Canamex in Mexico in 2003. In 2005, we prepared ourselves financially for the next phase of international expansion, raising approximately U.S.$450 million in long-term financing in the global capital markets.

Key Financial Information

The table below sets forth certain financial information for us and our principal businesses(1).

	Year ended December 31,
	2005	2004	2003	2002	2001
	(in millions of reais)
Net sales and services
Ultrapar	4,693.8	4,784.2	4,000.3	2,994.5	2,284.7
Ultragaz	2,902.4	2,968.1	2,622.7	1,942.7	1,381.1
Oxiteno	1,610.1	1,662.7	1,237.8	956.1	832.1
Ultracargo	234.2	197.3	177.1	131.5	105.4
Adjusted EBITDA(2)
Ultrapar	546.0	736.6	498.5	487.3	372.5
Ultragaz	195.1	268.9	208.2	219.8	163.0
Oxiteno	300.2	421.0	243.2	232.7	176.8
Ultracargo	44.3	40.5	40.0	29.2	28.1
Net Income
Ultrapar	299.2	414.5	246.4	222.3	132.2
Net cash (debt) (3):
Ultrapar	191.2	46.0	(78.1)	54.5	241.3

(1)	Segment information for our businesses are presented on an unconsolidated basis. See “Presentation of information” for more information.

(2)	See footnote 7 under “Item 3A. Selected Consolidated Financial Data” for a more complete discussion of adjusted EBITDA and its reconciliation to information in our financial statements.

(3)	See footnote 8 under “Item 3A. Selected Consolidated Financial Data” for a more complete discussion of net cash (debt) and its reconciliation to information in our financial statements.

Distribution of Liquefied Petroleum Gas

Industry and Regulatory Overview

LPG is a fuel derived from the oil and natural gas refining process. In Brazil, approximately 92% of local demand in 2005 was produced in local refineries and the remaining 8% was imported. LPG has the following primary uses in Brazil:

•	Bottled LPG—used primarily by residential consumers for cooking; and

•	Bulk LPG—used primarily for cooking and water heating in shopping malls, hotels, residential buildings, restaurants, laundries and hospitals.

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

The primary international suppliers of LPG are major oil companies and independent producers of both natural gas liquids and oil. However, due to Petrobras’s monopoly over the production and import of petroleum and petroleum products until the end of 2001, Petrobras is currently the sole de facto supplier of LPG in Brazil.

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

LPG produced by Petrobras, which represented approximately 92% of total LPG sold in Brazil in 2005, is transported in pipelines and by trucks from Petrobras’s production and storage facilities to filling stations maintained by LPG distributors. The balance is imported by Petrobras into Brazil and stored in large storage facilities maintained by Petrobras. The imported LPG is then transported from the storage facilities by pipeline and truck to the LPG distributors’ filling stations.

LPG can be delivered to end users either in cylinders or in bulk. The cylinders are filled in the LPG distributors’ filling stations. Distribution of bottled LPG is conducted through the use of cylinders via two principal channels:

•	home delivery of LPG cylinders; and

•	the sale of LPG cylinders in retail stores and at filling stations.

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

Since May 2001, distributors have been allowed to freely establish retail prices, which were previously set by the government. Until the end of 2001, the LPG refinery price, which is charged by Petrobras to all LPG distributors, was determined by the government and was the same for all LPG distributors in all regions of Brazil. Historically, refinery prices have been subsidized by the government. In January 2002, the government abolished subsidies to refinery prices and created a new tax system, the CIDE, which equalized the tax charges on the local market with the imported product in order to open up the market for LPG. Consequently, from January 2002, Petrobras started to freely price LPG in the domestic market, adopting the international price plus surcharges as its benchmark. However, the Petrobras price of LPG is still subject to government intervention when the government deems appropriate, such as occurred between August and October of 2002. Prices of LPG in reais have been unchanged since May 2003. In 2005, Petrobras’s average refinery price was approximately U.S.$387 per ton compared with the average international price of U.S.$484 per ton.

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

On June 25, 2004, Petrobras entered the LPG distribution market in Brazil through the acquisition of Agip do Brasil S.A. which had a market share of 21.8% for the year 2004. Agip’s market share remained unchanged in 2005, the first full year of operations following its acquisition by Petrobras.

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

In order to operate in Brazil, an LPG distributor must be licensed with the ANP and must comply with certain minimum operating requirements, including:

•	maintenance of sufficient LPG storage capacity;

•	maintenance of an adequate quantity of LPG cylinders;

•	use of cylinders stamped with the distributor’s own brand name;

•	possession of its own filling plant;

•	appropriate maintenance of LPG filling units;

•	distribution of LPG exclusively in areas where it can provide technical assistance to the consumer either directly or indirectly through an authorized dealer; and

•	full compliance with the Unified Suppliers Registration System—Sistema Único de Cadastramento Unificado de Fornecedores—SICAF.

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

The self-regulatory code. In August 1996, most of the Brazilian LPG distributors, representing more than 90% of the market, cylinder manufacturers, LPG transportation companies and certain LPG retail stores, under the supervision of the Brazilian government, entered into a statement of intent regarding the establishment of a program for “requalifying” LPG cylinders (a process under which they undergo safety and quality checks) and other safety procedures, known as the “Self-Regulatory Code” or Código de Auto-Regulamentação. See “—Ultragaz—Cylinder swapping centers” and “—Ultragaz—Requalification of cylinders.” Before the Self-Regulatory Code came into effect, certain LPG distributors, not including Ultragaz, would fill cylinders stamped with another distributor’s brand. This practice resulted in a low level of investment in new cylinders, giving rise to concerns regarding the safety of older cylinders. The Self-Regulatory Code provides, among other things, that:

•	each LPG distributor may only fill and sell cylinders that are stamped with its own trademark;

•	each LPG distributor is responsible for the quality and safety control of its cylinders; and

•	each LPG distributor must maintain a sufficient number of cylinders to service its sales volume.

Under the Ministry of Mines and Energy Normative Ruling No. 334 of November 1, 1996, or Ruling 334, any party that defaults on its obligations under the Self-Regulatory Code will be subject to the legal penalties, ranging from payment of a fine and suspension of supply of LPG to such party to suspension of such party’s LPG distribution operations.

Ruling 334 sets forth the following timetable for the implementation of the measures adopted under the Self-Regulatory Code:

•	the construction of at least 15 cylinder swapping centers, starting in November 1996 (See “—Ultragaz—Cylinder swapping centers” and “—Ultragaz—Requalification of cylinders”);

•	the filling of third-party cylinders to have ceased by October 1997;

•	by November 1, 2006, the requalification of 68.8 million cylinders manufactured up to 1991; and

•	by November 1, 2011, the requalification of 12.8 million cylinders manufactured between 1992 and 1996.

Ultragaz itself is required to requalify 13.8 million cylinders by November 2006 and an additional 1.3 million cylinders by November 2011. As of December 31, 2005, Ultragaz had already requalified approximately 90% of these cylinders.

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

Ultragaz has four operating subsidiaries:

•	Companhia Ultragaz S.A., or Cia. Ultragaz, the company that pioneered our LPG operations;

•	Bahiana Distribuidora de Gas Ltda., or Bahiana, which is a wholly-owned subsidiary of Ultragaz;

•	Shell Gás, acquired in August 2003 and subsequently renamed SP Gás Distribuidora de Gás Ltda.; and

•	Utingás Armazenadora S.A., or Utingás, which was incorporated in 1967 when Ultragaz and other LPG distributors joined to construct LPG storage facilities based in the states of São Paulo and Paraná. Ultragaz currently controls 56% of the storage operations. See “—Storage of LPG.”

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

Ultragaz supplies its bulk delivery clients on the basis of supply contracts with terms ranging from two to five years. This type of contract limits fluctuations in sales given that the installation of the tanks is carried out by Ultragaz, and any change in supplier would imply the client reimbursing Ultragaz’s investments. The contract also requires that any tank supplied by Ultragaz may only be filled with LPG delivered by the company. When the bulk delivery contract expires, it can be renegotiated or the tank is removed. Since the installation of the tank represents a significant investment for Ultragaz, it seeks to achieve a return on its investment within the term of the contract.

Ultragaz’s strategy for bulk LPG distribution is to continue its process of product and service innovation and in increasing the profile of its trademark. Ultragaz also has a team to identify needs of each bulk LPG client and develop practical solutions for using LPG as an energy source.

The table below shows Ultragaz’s sales of LPG to clients of bottled and bulk LPG:

	Year ended December 31,
Client category	2005	2004	2003
	(in thousands of tons)
Bottled LPG cylinder
Residential delivery by Ultragaz	137.6	178.8	114.3
Ultragaz retail stores	3.6	7.0	5.0
Independent dealers(1)	904.7	866.0	770.6

Total bottled LPG	1,045.8	1,051.8	890.0
Total bulk LPG	484.9	496.7	472.0

Total tons delivered	1,530.7	1,548.5	1,362.1

(1)	Includes residential deliveries and distribution through retailers’ stores.

Distribution infrastructure. Ultragaz’s distribution strategy includes having its own distribution infrastructure, since it believes proximity to customers is a significant factor in successful distribution and sales strategies. The services associated with Ultragaz’s home deliveries strongly influence the ranking of the “Ultragaz” brand name in the bottled market. Ultragaz seeks to expand its home delivery services by having its delivery personnel provide safety recommendations to household customers and by scheduling deliveries on the same weekday in each covered area. For both bottled and bulk LPG, deliveries are made by employees wearing Ultragaz uniforms and driving vehicles with Ultragaz’s logo. Ultragaz, in partnership with consumer goods companies, distributes samples of soap and shampoo, among other things, to encourage customer loyalty and add value to its services.

Ultragaz delivers bottled LPG using a distribution network, which in 2005 included 94 company-owned retail stores, and approximately 4,500 independent dealers. In 2005, Ultragaz had a fleet of 754 vehicles for delivering gas cylinders to homes and commercial establishments.

Bottled sales capacity derives from the number of cylinders owned by Ultragaz and the number of cylinders owned by its independent dealers. Ultragaz estimates that as of December 31, 2005, there were 20 million 13kg Ultragaz cylinders in the market.

Independent dealers. Ultragaz’s independent distribution network ranges from large dealers, which carry out extensive home delivery, to single retail stores, which sell small quantities of LPG cylinders. Until the enactment of ANP Rule 297 on November 18, 2003, independent dealers needed only to be registered with ANP for the sale of LPG cylinders. No licenses were required except for those required by the fire department and the municipal authorities. Rule 297 established that the independent dealers must be registered with ANP and comply with a list of prerequisites contained in such rule, as well as those required by law for the storage of cylinders up to 90 kg. Also, each municipality sets forth its own safety regulations applicable to stores that sell LPG, including a minimum distance from certain locations, such as schools. For the year ended December 31, 2005, approximately 87% of Ultragaz’s bottled LPG sales were made through independent dealers.

The agreements entered into between Ultragaz and independent dealers require the use of the Ultragaz brand and the display of the Ultragaz logo in the delivery vehicles and in the uniforms worn by delivery personnel. Proprietary rights in the trademark and logo are retained by Ultragaz and are duly registered with the National Institute of Industrial Property (INPI—Instituto Nacional de Propriedade Industrial). All contracted dealers are Ultragaz’s exclusive representatives. Under the terms of the respective contracts, each dealer agrees not to deliver non-Ultragaz LPG cylinders.

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

Cylinder swapping centers. Pursuant to the Self-Regulatory Code, the LPG distributors have established sixteen operating swapping centers to facilitate the return of third-party cylinders to the appropriate distributor. Under the Self-Regulatory Code, while LPG distributors may pick up any empty LPG cylinders tendered by customers in exchange for full LPG cylinders, whether or not such empty cylinders were put in circulation by that distributor, after October 1997, LPG distributors were not permitted to refill third-party cylinders. Accordingly, LPG distributors may deliver third-party cylinders to a swapping center where such cylinders may be exchanged for cylinders placed in circulation by such LPG distributor. The swapping centers currently charge a fee of R$0.19 per exchanged LPG cylinder. In areas where only one LPG distributor has a sizable market share, it is customary to use the facilities of that distributor as an unofficial swapping center for which that distributor may charge an additional fee.

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

Storage of LPG. In 2005, Ultragaz’s storage capacity was approximately 17,900 tons. Based on its 2005 average LPG sales, Ultragaz could store approximately two days’ supply of LPG. Petrobras maintains approximately three and a half days’ supply of LPG at its refineries and other facilities. Accordingly, any interruption in the production of LPG can result in shortages, such as the one that occurred during the Petrobras strike in 1995.

Ultragaz stores its LPG in large tanks at each of its filling plants located throughout the regions in which it operates. Primary filling plants receive LPG directly from Petrobras by pipeline; secondary filling plants are supplied by truck; and satellite plants primarily hold LPG which is used to fill bob-tail trucks for small bulk distribution to customers that are not located near a primary or secondary filling plant in order to optimize the LPG distribution process. See “Item 4D. Property, Plants and Equipment.”

Competition. Ultragaz’s main competitors are:

•	SHV Gas, formed by the merger of Minasgás S.A. and Supergasbrás S.A. and controlled by SHV Energy, a major multinational LPG distributor, which operates through its two separate brands, “Minasgás” and “Supergasbrás”;

•	Liquigás, formerly controlled by ENI Group and acquired by Petrobras in June 2004, which has been operating in the Brazilian LPG distribution sector for more than 40 years; and

•	Butano, a domestic Brazilian LPG distributor which has been present in the market for more than 45 years.

The following table sets forth the market share of Ultragaz and its competitors:

	Year ended December 31,
LPG Distributor	2005	2004	2003
Ultragaz (1)	24.0%	24.1%	21.8%
SHV Gas (2)	23.4%	20.5%	17.1%
Liquigás.	21.8%	21.8%	21.7%
Butano.	18.3%	18.7%	19.0%
Others	12.5%	14.9%	20.4%

Total tons delivered	100.0%	100.0%	100.0%

(1)	Includes sales volume of Shell Gás since its acquisition in August 2003.
(2)	Proportional to SHV equity stakes in the operating companies. As of July 2004, SHV Gas owned 100% of its operating subsidiaries in Brazil.

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

From January 2002, the LPG refinery price charged by Petrobras to its distributors was set at international market levels. This change has meant that domestic prices may be affected by the fluctuations in prices on the overseas market as well as foreign exchange rate variation. The real’s depreciation against the U.S. dollar increased the ex-refinery price of LPG by approximately 123% in 2002, resulting in a 5% decline in consumption in the

Brazilian market in the same year. This increase in LPG prices during 2002 continued to impact sales volume in 2003, which together with the average loss in disposable incomes in Brazil, translated into a 6% decline. Ultragaz posted a 5% growth in sales volumes during 2003, principally due to the acquisition of the LPG distribution business of Shell in Brazil in August 2003. Ignoring the additional volume from the acquisition of Shell Gás, Ultragaz posted an approximately 4% decline in sales volume. For the year ended December 31, 2004, growth in the Brazilian economy, improvement in personal incomes among the population and the enhanced stability of the LPG price charged by Petrobras contributed to the increase of the LPG sales in the Brazilian market, which reported an increase of approximately 3% compared to 2003. For this period, Ultragaz’s sales volume increased 14% compared to 2003, due to the acquisition of Shell Gás in August 2003 and growth in the LPG market. In the year ended December 31, 2005, the weaker performance of the Brazilian economy, driven by high interest rates, led to a 1% decline in both the LPG market and Ultragaz sales.

The following graph shows LPG sales volume for the Brazilian market and Ultragaz for the periods indicated:

Source: Sindigás

Tax exemption status. Pursuant to legislation which provides tax relief for industries located in the northeast region of Brazil, Ultragaz benefits from an income tax exemption on operating income with respect to the filling plant at Suape, expiring in 2007, a 75% tax reduction at the Mataripe and Caucáia filling plants, expiring in 2013 and 2012, respectively, and a 25% reduction at the filling plants in Ilhéus and Aracaju, valid through 2008. Tax exemptions amounted to R$ 4.7 million, R$7.3 million and R$3.7 million for the years ended December 31, 2005, 2004 and 2003 respectively. We cannot guarantee that there will be no amendments to the current tax legislation. For further information see Note 21 to our consolidated financial statements.

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

First generation companies. Brazil’s first generation companies, which are referred to as “crackers,” break down or “crack” naphtha (a by-product of the oil refining process), their principal feedstock, into basic petrochemicals. In Brazil, the crackers supply their naphtha requirements from Petrobras and through imports. Currently, Petrobras is the only Brazilian producer of naphtha. The basic petrochemicals produced by the crackers include olefins, primarily ethylene, propylene and butadiene, and aromatics, such as benzene, toluene and xylenes. Braskem S.A, Companhia Petroquímica do Sul, known as Copesul, and Petroquímica União, known as PQU—

Brazil’s three crackers—sell these basic petrochemicals to second generation companies. The basic petrochemicals, which are in the form of either gases or liquids, are transported to the second generation companies through pipelines for further processing.

Second generation companies. Second generation companies process the basic petrochemicals produced by the crackers to obtain intermediate petrochemicals, such as:

•	polyethylene, ethylene oxide, polystyrene and polyvinyl chloride, or PVC, each produced from ethylene;

•	polypropylene, oxo-alcohols and acrylonitrile, each produced from propylene;

•	styrene butadiene rubber, or SBR, and polybutadiene, each produced from butadiene

•	caprolactam, produced from benzene; and

•	purified terephtalic acid, or PTA, produced from p-xylene.

In 2005, there were approximately 45 second generation companies operating in Brazil, including Oxiteno. The intermediate petrochemicals are produced in solid form (as plastic pellets or powders) and in liquid form and are transported through roads, railroads or by ship to third generation companies.

Third generation companies. Third generation companies, known as transformers, purchase the intermediate petrochemicals from the second generation companies and transform them into final products, including:

•	polyester—produced from PTA and ethylene glycol (ethylene glycols produced from ethylene oxide);

•	plastics produced from polyethylene, polypropylene and PVC;

•	elastomers produced from butadiene;

•	acrylic fibers produced from acrylonitrile; and

•	nylon produced from caprolactam.

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

The northeast complex, located in the municipality of Camaçari in the state of Bahia, began operations in 1978. It consists of approximately 15 second generation companies, including Oxiteno, situated around Braskem. Braskem currently has an ethylene production capacity of 1.3 million tons per annum.

The São Paulo complex, at Capuava in the state of São Paulo, was created in 1972 and is the oldest petrochemical complex in Brazil. Its cracker, PQU, supplies first generation petrochemicals to 23 second generation companies including Oxiteno. PQU has an ethylene production capacity of 500,000 tons per annum.

The southern complex, located in the municipality of Triunfo in the state of Rio Grande do Sul, is based around the raw materials cracker, Copesul, and includes seven second generation companies. Copesul has an ethylene production capacity of 1.1 million tons per annum. Oxiteno does not purchase ethylene from Copesul. Oxiteno purchases C4 from Copesul, a raw material used in the production of Methyl-ethyl-ketone, or MEK.

In December 2005, RioPol, located in the state of Rio de Janeiro, started operations of its ethylene production plant based on natural gas. RioPol has an ethylene production capacity of 520,000 tons per year. All of RioPol’s ethylene production is used in its own polyethylene production.

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

Naphtha prices have been freely negotiated since August 9, 2000. In July 2000, the domestic naphtha price was 9% above the Amsterdam, Rotterdam and Antwerp Region price, known as the ARA price, which is the international reference price. The average domestic price in 2005 was at the same level as the average international reference price.

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

Oxiteno

We operate in the chemical sector through the second generation company, Oxiteno, a wholly-owned subsidiary of Ultrapar. According to the “Ethylene Oxide & Glycol World Supply & Demand Report 2004/05” report, from PCI – Xylenes & Polyesters Ltd, Oxiteno is the only Brazilian producer of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers and methyl-ether-acetates. Oxiteno is also a major producer of specialty chemicals. With the exception of a small plant in Venezuela, Oxiteno is the only ethylene oxide producer in South America. Its products are used in a broad range of industrial sectors, such as polyester, packaging, paints, varnishes and cosmetics. During the year ended December 31, 2005, Oxiteno sold approximately 525 thousand tons of chemical and petrochemical products.

Oxiteno’s strategic focus is to provide a broad coverage of the ethylene oxide and derivatives, maintaining a leading position in these markets that strengthens barriers to entry. Oxiteno’s strategy is to increase its specialty chemical production capacity and its geographic reach.

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

Commodity products. The following are Oxiteno’s principal commodity products and their principal uses and markets:

Ethylene oxide. Ethylene oxide is a colorless and highly flammable gas at room temperature and atmospheric pressure. Ethylene oxide is produced in a continuous production process by gaseous phase catalytic partial oxidation of ethylene by oxygen at high temperature and pressure. In 2005, Oxiteno used approximately 97% of its ethylene oxide production in the production of derivatives and sold the remaining 3% to other petrochemical companies.

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

Specialty chemicals. The following table sets forth Oxiteno’s principal specialty chemical products and their principal uses and markets.

Major Markets	Specialty Chemicals	Examples of uses and effects

Detergents	Alkylbenzene sulfonic acids, alkylsulfates, alkyl ether sulfates, ethoxylated alkylphenols, ethoxylated fatty alcohols, polyethyleneglycols, alkanolamides, betaines, sulphosuccinates, block copolymers EO/PO	Used in detergents, the specialty chemicals are added mainly to improve cleaning power and foaming and to reduce skin irritability

Agricultural chemicals	Ethoxylated fatty amines, ethoxylated alkylphenols, alkyl ether sulfates, blends, naphthalene sulfonate, ethoxylated vegetable oil, copolymers EO/PO	Used as part of the composition of agricultural chemical defensives, such as herbicides. Increases its efficiency, such as better soil penetration and improved adherence of the products to plant surfaces

Cosmetics	Alkyl sulfates, alkyl ether sulfates, betaines, ethoxylated fatty alcohols, polyethyleneglycols, alkanolamides, ethoxylated sorbitan esters, sorbitan fatty esters	Used in cosmetics as moisturizers, detergents for foaming and residue removal, and reduction of eye irritation in shampoos

Foods	Sorbitan fatty esters, ethoxylated sorbitan esters Emulsifiers, stabilizers, dispersants	Principally used as additives for breads and cakes, improving their texture and consistency, as well as used as an emulsifier responsible for ice cream creaminess

Textiles	Ethoxylated alkylphenols, ethoxylated fatty alcohols, ethoxylated vegetable oils, ethoxylated fatty amines Antistatic agents, lubricants, softeners, emulsifiers, antifoamers, mercerizing additives, humectants, low foam detergents	Used in the processing of textiles, improving spinning and weaving performance. Permits greater evenness in the mixing of fibers, dyeing, bleaching and improving the softness of the final cloth

Major Markets	Specialty Chemicals	Examples of uses and effects
Leather	Ethoxylated alkylphenols, polyethyleneglycols, naphthalenes, sulfonates	Applied from the beginning of the leather processing stage up to the finishing stage, as an emulsifier, detergent, degreaser, dispersant, moistener, color penetrating agent and vulcanization additive (manufacture of soles)

Oil field chemicals	Block copolymers EO/PO, condensed naphthalenes, sulphonates, sorbitan fatty esters	Used directly as hydraulic fluids in vehicles. Brake fluids guarantee brake system performance and safe braking. Cooling liquids help in cooling the motor and maintaining the correct operating temperature

Domestic sales. The Brazilian petrochemicals industry seeks to prioritize demand from the domestic market, where there is greater value added, although sales are also made to the overseas market. While Oxiteno sells the larger part of its commodities and specialty chemicals in Brazil, production capacity exceeds domestic market demand, with Oxiteno exporting surplus production to more than 48 countries in Asia, Latin America, Europe and North America. Oxiteno maintains production capacity above local demand for strategic reasons. For the years ended December 31, 2005, 2004 and 2003, 29%, 32% and 34% of Oxiteno’s net sales, respectively, were from exports. For the years ended December 31, 2005, 2004 and 2003, 30%, 34% and 40% of Oxiteno’s volume, respectively, were from exports.

In the Brazilian market, mono-ethylene glycol, or MEG, produced by Oxiteno, is sold mainly to chemical companies that manufacture polyester fiber, which is used to produce a variety of fabrics, and is also sold to producers of polyethylene terephthalate, or PET, which is a polymer used to make packaging, such as soft drink bottles. The polyester market constitutes the single most important market for Oxiteno’s products representing approximately 26% of its sales in Brazil in 2005. The remainder of Oxiteno’s domestic sales are made to roughly ten different industry segments, from chemical industries to cosmetics and leather.

The following table shows Oxiteno’s domestic market sales volume by market segment for the period indicated:

	Year Ended December 31,
Market sector	2005	2004	2003
	(in thousand metric tons)
Polyester (fabrics and PET)	94.8	83.0	72.7
Paints and varnishes	20.7	16.9	15.2
Chemical Industries	37.8	34.0	26.5
Detergents	30.3	25.3	18.9
Hydraulic fluids	28.4	26.1	24.0
Agricultural chemical	43.2	38.5	19.5
Resins	16.3	20.8	16.9
Cosmetics	16.3	13.8	15.7
Leather	11.8	12.2	13.2
Textiles	5.9	6.0	5.4
Food	3.2	2.8	3.0
Distributors	44.1	47.8	40.0
Others (1)	12.4	14.2	12.0

Total domestic market	365.3	341.4	283.0

(1)	Includes catalyzers, civil construction, pharmaceutical and veterinary product manufacturers.

Many of Oxiteno’s commodity product prices in the Brazilian market are set by reference to international contract prices in U.S. dollars, although the prices are denominated in reais. For specialty products, sales are individually negotiated and are generally not made pursuant to long-term written contracts. Specialty chemicals are designed to meet specific customer needs and are not easily substituted by imported products. Accordingly, specialty chemicals have a higher value added and Oxiteno has more flexibility in pricing for these products.

Sales outside Brazil. Oxiteno’s export sales are made principally to customers in the Far East and in the Mercosur region. In the Far East, Oxiteno exports principally to South Korea, China and Taiwan.

The following table sets forth Oxiteno’s sales by volume for each geographic market served by Oxiteno in the periods indicated:

	Year Ended December 31,
Market	2005		2004		2003
	(in thousand metric tons and percentage of the total)
Mercosur (not including Brazil)	62.7	39%	72.8	41%	53.3	28%
Remainder of Latin America	7.1	4%	6.5	4%	4.5	2%
NAFTA	7.4	5%	8.5	5%	12.5	7%
Europe	23.2	14%	11.0	6%	21.6	11%
Africa	4.6	3%	6.0	3%	7.7	4%
Far East	34.5	22%	54.5	31%	87.3	46%
Pacific Region	0.6	0%	1.2	1%	2.1	1%
Middle East	0.2	0%	0.5	0%	1.1	1%

CANAMEX (1)	19.1	12%	15.8	9%	1.0	0%

Total	159.4	100%	176.8	100%	191.1	100%

(1)	Canamex sales volume to the local market (Mexico) and exports

Oxiteno exports a wide variety of chemical products including glycols, MEK, ethoxylated alkylphenols, glycol ether acetates, glycol ethers, ethanolamines, ethoxylated fatty amines and other ethoxylated products.

With the acquisition in December 2003 of Canamex, a Mexican specialty chemicals company, Oxiteno expects to establish a growing presence in the Mexican market for specialty chemicals and create a distribution platform for its product sales to the United States. Canamex has two production units, manufacturing principally ethoxylates, which were operating at 25% production capacity on the acquisition date due to serious financial difficulties being faced by Canamex. Currently, most of Canamex’s sales are destined to the domestic Mexican market, largely for the food, agrichemical, oil and textile segments. The remaining sales volume is exported, mainly to the United States.

For the year ended December 31, 2005, Canamex’s sales volume of 19,087 tons was incorporated in Oxiteno’s results.

In most cases, Oxiteno’s sales prices for its commodity chemicals in the export markets are based on international contract prices rather than international spot prices. International contract prices are fixed by reference to published data regarding the price at which industry participants have sold the relevant product. In general, Oxiteno’s operating margins on products sold in the international market are lower than operating margins for similar products sold in the domestic market. Nevertheless, Oxiteno deems it important to maintain a presence in international markets. Oxiteno intends to shift sales to the domestic market as local demand for its products increases, but will continue to export and will maintain its presence in the international market.

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

Oxiteno’s principal customers in the domestic market include Mossi-Ghisolfi (formerly Rhodia Ster), which principally purchases ethylene glycols, Monsanto, which principally purchases ethanolamines, Clariant S.A., which principally purchases ethylene oxide and ethoxylated products, Indústrias Gessy Lever Ltda (Unilever), which principally purchases surfactants, and Braskem S.A., which principally purchases ethylene glycol. In the international market, Oxiteno sells both to industrial customers, including Voridian Argentina S.R.L., Unilever de Argentina S.A. and Cognis S.A., as well as trading companies and other third-party distributors. Oxiteno’s largest customer in the international market is Oxyde Chemicals, Inc., a major European trading company for glycol, which accounted for approximately 5% of Oxiteno’s total revenues in 2005. In 2005, Oxiteno’s ten largest customers accounted for 37% of its net sales. No single customer accounted for more than 10% of Oxiteno’s net sales in such year.

Competition. Oxiteno competes in the domestic market largely with imported products. Since 1990, it has had to operate in an increasingly competitive environment due to imports from international and transnational petrochemical industries. As imported products are mostly commodity chemicals, competition is based principally on price. Importers incur additional costs when selling their products in the Brazilian market, due to import tariffs which generally range between 12% and 14%, and additional freight charges. However, factors such as product quality, timely delivery, reliability of supply and technical service and support are also important competitive factors. Because it is a local producer, Oxiteno believes it has a particular competitive advantage over imports with regard to timely delivery and reliability of supply.

In the case of specialty chemicals, Oxiteno competes primarily with other Brazilian producers (which buy ethylene oxide from Oxiteno) and pricing is a less decisive competitive factor than with true commodity chemicals, while conformity with specifications, product performance and reliability of service are comparatively more important. Access to technology, technical assistance and research & development are important factors with regard to conformity to specifications and product performance, especially in the development of new products to meet customers’ needs. Oxiteno’s strategy involves ensuring access to technology through its own research & development activity, licensing and joint ventures, if appropriate opportunities become available.

Oxiteno’s principal competitors are Shell Brasil Ltda., Exxon Mobil Química Ltda., Dow Brasil S.A., Lyondell Química do Brasil Ltda., Cognis Brasil Ltda., Clariant S.A. and BASF S.A.

Research and development. Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. As of December 31, 2005, 109 employees of Oxiteno were engaged in research and development and engineering activities. Oxiteno’s research and development expenditures in 2005, 2004 and 2003 were R$17.4 million, R$15.4 million and R$13.4 million, respectively. In 2004, Oxiteno founded its own “Science and Technology Council”, with six of the world’s major specialists in tensoactives being members. The Council, which first met from December 7 to 10, 2004 and again in September 2005, analyzes critically the company’s research and development projects portfolio, as well as the methodology used. These recommendations enable the company to increase its efficiency in research and development, as well as enlarge its partnerships with international entities.

Raw materials. Oxiteno’s principal raw material is ethylene. For the year ended December 31, 2005, ethylene was responsible for 52% of Oxiteno’s variable costs of production and approximately 46% of its total cost of sales and services. Among Oxiteno’s other raw materials, the principal include butenes, ethyl, butyl and lauryl alcohols, oxygen and acetic acid.

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

Ethylene supply. Ethylene is used for the production of ethylene oxide at the Camaçari plant and the Mauá plant. Braskem and PQU supply all of Oxiteno’s ethylene requirements for the Camaçari plant and Mauá plant, respectively, through pipelines, thus minimizing the costs of delivery of ethylene and helping to ensure the reliability of supply. See “Petrochemicals and Chemicals—Overview of the sector and applicable regulations.”

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

First generation petrochemical companies undergo scheduled maintenance stoppages. Oxiteno anticipates these stoppages by building up inventory and provisioning costs. Oxiteno also uses these planned stoppages for regular maintenance work on its own plants or eventual substitution of catalyzers or for expansion in installed capacity. During the first half of 2002, there was a planned stoppage at Braskem’s pyrolysis I unit for expanding installed ethylene capacity. Consequently, in the first quarter 2002, Oxiteno’s ethylene quota was reduced by 32% as compared to the first quarter of 2001. In addition, problems involving the start-up extended the plant stoppage beyond schedule, restricting the volume of ethylene supplied in the second quarter of 2002 to 22% of the second quarter of 2001 volumes. In the second half of 2002 supplies were normalized. In July 2002, PQU shut down its plant for a scheduled stoppage, the first time in six years. Braskem’s last scheduled downtime was in January 2004 and there were no problems in the re-start.

Price of ethylene. The price of ethylene supplied by Braskem to Oxiteno for the production of goods to be sold in Brazil is determined by a margin sharing mechanism established in March 1997. Prior to March 1997, the price of ethylene was negotiated between Braskem and its ethylene customers on a monthly basis.

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

The following table shows the listed prices provided by Braskem and PQU for ethylene per metric ton for the periods indicated (period averages, except for maximum and minimum prices):

	Braskem	PQU
	(R$/ton)
2005
First Quarter	2,566.00	2,766.33
Second Quarter	2,623.67	2,703.33
Third Quarter	2,286.33	2,409.33
Fourth Quarter	2,561.67	2,600.33
Maximum Price in Year	2,750.00	2,850.00
Minimum Price in Year	2,281.00	2,350.00
Year Average	2,509.42	2,619.92

2004
First Quarter	1,970.33	1,981.67
Second Quarter	2,155.00	2,259.67
Third Quarter	2,395.67	2,463.33
Fourth Quarter	2,713.39	2,835.12
Maximum Price in Year	2,925.18	2,933.35
Minimum Price in Year	1,752.00	1,760.00
Year Average	2,308.60	2,384.95

2003
First Quarter	1,944.00	2,009.33
Second Quarter	2,036.33	2,060.00
Third Quarter	1,555.33	1,703.33
Fourth Quarter	1,610.00	1,670.00
Maximum Price in Year	2,439.00	2,280.00
Minimum Price in Year	1,523.00	1,640.00
Year Average	1,786.42	1,860.67

As naphtha is the main raw material for the production of ethylene in Brazil, fluctuations in the price of naphtha strongly influence fluctuations in the price of ethylene. Because the main determinant of the price of naphtha is the price of crude oil, the price of naphtha, and thus ethylene, is subject to fluctuations based on changes in the international oil price. The increases in the price of ethylene could affect Oxiteno’s competitiveness in the petrochemical market. See “Item 3D. Risk Factors—Risks Relating to Ultrapar.”

For the portion of naphtha acquired in the domestic market, the current price for naphtha paid by the crackers is negotiated between those crackers and Petrobras. The average domestic price of naphtha in 2005 was at the same level as the average international reference price. See “—Distribution of Liquefied Petroleum Gas—Industry and Regulatory Overview.”

Other raw materials. For the year ended December 31, 2005, other raw materials, principally oxygen, lauryl alcohol, ethanol, C4, butyl alcohol, acetic acid, alcohol, nonene, phenol, primary fatty amine, fuel oil and LAB accounted for approximately 30% of Oxiteno’s variable costs and 26% of its total costs of sales and services.

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

Tax exemption status. Pursuant to legislation that provides tax relief for industries located in the northeast region of Brazil, Oxiteno benefits from an income tax exemption on operating profits from sales of its products at the Camaçari plant through 2006. Tax exemptions amounted to R$ 56.0 million, R$81.9 million and R$44.0 million for the years ended December 31, 2005, 2004 and 2003, respectively. Given the modernization and expansion of our plant, we intend to renew with the tax authorities a reduction of 75% income tax from 2007 to 2013. If this benefit is not obtained, after 2006 the income resulting from the Camaçari plant operation will continue to benefit from a partial income tax exemption, resulting in an income tax rate of 19% until 2008 and 22% until 2013. After 2013, Oxiteno will be liable for the full tax rate, currently 25%. We cannot guarantee that there will be no amendments to the current tax legislation. For further information see Note 21 to our consolidated financial statements.

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

Health, safety and environmental matters. Oxiteno continuously monitors its compliance with federal, state and municipal legislation applicable to its various places of operation. In accordance with applicable law, Oxiteno is strictly liable for losses and damages of an environmental nature. See “—Distribution of Liquefied Petroleum Gas—Industry and Regulatory Overview.”

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

In addition to the legal requirements, Oxiteno voluntarily complies with other requirements, such as those related to the Responsible Care Program, issued by ABIQUIM, the Brazilian Chemical Industries Association, which sets forth international standards for environmental protection and occupational health as well as safety measures to be followed by chemical product producers.

Logistics of Chemical Products and Fuels

Ultracargo

Ultracargo is a leading provider of integrated logistics for chemical products and fuels in Brazil. Ultracargo’s main differential is to integrate different modals—road transportation facilities to storage facilities through warehousing at port terminals and rail junctions for the handling of chemical products and fuels. Transportation services include integrated multimodal transportation as well as the receiving and dispatching of customer’s goods. Ultracargo also offers ship loading and unloading services, the operation of pipelines, logistics programming and installation engineering. Ultracargo is the only company in the Brazilian market to offer integrated transport and bulk liquid and liquefied storage services to the petrochemical industry. Ultracargo’s ten largest clients accounted for 64% of its revenues in 2005, with its three largest clients, Braskem, Air Liquide and Oxiteno accounting for 19%, 10% and 8%, respectively, of Ultracargo’s revenues.

Ultracargo’s strategic location of its operations, close to the main Brazilian port terminals, railroad junctions and roads, is one of the company’s main strengths and a key driver of integrated services profitability. The latest available data shows that Ultracargo accounted for approximately 71% of all tank capacity for liquids at the Aratu Terminal in the State of Bahia, which serves South America’s largest petrochemicals complex. The company is also present in the port of Santos, in the state of São Paulo, which was responsible for approximately 27% of the Brazilian foreign trade in 2005 (U.S.$ 192 billion in 2005). The Santos Intermodal Terminal (TIS) is the second largest storage facility operated by Ultracargo and was inaugurated in mid-2005.

As of December 31, 2005, Ultracargo operated a fleet of approximately 560 tanker trucks and a storage capacity of 324,877 cubic meters and 11,200 square meters.

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

Ultracargo, through a fleet of tanker trucks, offers transportation services for LPG and chemical products in several major industrial regions in Brazil, as well as transportation services to Chile and Argentina. In 2005, Ultracargo operated a fleet of approximately 560 trucks and, in the years ended December 31, 2005, 2004 and 2003, transported approximately 2.7 million, 2.6 million and 2.4 million tons, respectively.

In the LPG distribution industry, Ultracargo provides transportation from Petrobras’s facilities to filling stations of the distributors and between the distributors and their final industrial clients, although in this case, on a reduced scale.

In 1997, Ultracargo began operating in the market for bulk transportation of solid chemical products, an important sector of the transport business in the domestic market in which products are transported utilizing special silos and semi-trailers. Ultracargo believes that there are good opportunities for growth in this market. For the year ended December 31, 2005, Ultracargo transported approximately 372,000 tons of solid chemical products which accounted for approximately 18% of Ultracargo’s revenues in this period.

Transportation regulation. Ultracargo’s principal market for transportation is the chemical industry. Therefore, besides the general Brazilian transports regulation (National Code of Traffic—Law 9,503/1997), Ultracargo is subject to specific legislation that rules the transportation of hazardous products, mainly Decree 96,044/88 and Portaria 204 of the Ministry of Transportation. According to these regulations vehicles that transport hazardous materials must have clear indication of what kind of products they are transporting as well as carry symbols identifying that the material is inflammable. The vehicle is also subject to INMETRO— Instituto Nacional de Metrologia, Normalização e Qualidade Industrial—inspection every three years in order to attest that it complies with the current legislation. The regulation also provides specific rules regarding parking, travel itinerary, documentation and emergency procedures. Violations of the legislation are subject to monetary fines and cancellation of the registry for products transportation.

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

Ultracargo completed the construction of a new intermodal terminal in Santos (TIS) in mid 2005. This project is Ultracargo’s second port installation to integrate road, rail and maritime transportation systems, the first being Aratu. Ultracargo’s investment in this terminal was approximately R$80 million. The terminal occupies an area of approximately 64,000 square meters that hosts 33,500 cubic meters of tankage space for chemical products, 40,000 cubic meters for alcohol and 38,000 cubic meters for vegetable oils. The terminal was built in partnership with Crystalsev and Cargill/ Coinbra.

Tax exemption status. Pursuant to legislation which offers tax relief to industries located in the northeast region of Brazil, Ultracargo enjoys a 75% reduction in income tax on the total operating profits from its Aratu terminal, valid through 2012. The tax exemption on operating profits from acetic acids and butadiene product storage activities at the Suape Terminal expired in December 2005. A request was filed with ADENE (Northeast Region Development Agency), the agency responsible for this tax benefits program, seeking a 75% income tax reduction until 2015 for the Suape Terminal, which is still pending approval. Should the request not be approved, these activities will enjoy income tax reductions of 25% until 2008 and 12.5% from 2009 to 2013. For the years ended December 31, 2005, 2004 and 2003, tax breaks totaled R$3.1 million, R$3.4 million and R$3.8 million, respectively. We cannot assure that there will be no amendments to the current legislation. For further information see Note 21 to our consolidated financial statements.

Quality. In 2005, Ultracargo was reevaluated by SASSMAQ (Safety, Health, Environment and Quality Evaluation System), a program from ABIQUIM, the Brazilian Chemical Industries Association, as part of the Responsible Care Program. We were the first Brazilian company in the sector to go through this evaluation process. The purpose of the system is to ensure that service providers in this industry comply with the technical standards required by the chemical industry, thus reducing the risks in transportation and distribution. In addition, all the units have adapted their Quality Management System to ISO 9001:2000 in a process based on the continual upgrading and the servicing of specific customer needs. Paulínia Intermodal Terminal (TIP) obtained the ISO 14000 certification in 2004.

Insurance

We maintain insurance policies covering all our facilities and which we consider appropriate to cover the risks to which we believe we are exposed, including loss and damage from fire, lightning, explosion of any nature, windstorm, plane crash and electrical damage. Our insurance policies provide coverage of up to a maximum of U.S.$240 million.

Oxiteno S.A. Indústria e Comércio and its subsidiaries, Oxiteno Nordeste S.A. Indústria e Comércio and Canamex Químicos S.A. de C.V., also maintain business interruption insurance against losses from potential accidents affecting their assets, with coverage of up to a maximum of U.S.$128 million.

We have additional insurance that covers all of our companies, with coverage of up to a maximum of U.S.$150 million, for losses and damage incurred by third parties as a result of any accidents that occur in connection with our commercial/industrial operations and/or the distribution and sale of our products and services.

Finally, we also have group life insurance, personal accident insurance, health insurance and domestic and international transportation insurance.

We believe that this insurance covers, in all material respects, the risks to which we are exposed and is in line with industry standards in Brazil. However, the occurrence of losses or other liabilities that are not covered by insurance or that exceed the limits of our insurance coverage could result in significant unexpected additional costs to us.

C. Organizational Structure

The following chart shows our current organizational structure(1) for our principal subsidiaries:

(1)	Percentages represent approximate ownership of voting share capital and total capital (voting capital/total capital).
(2)	Minority participations in Utingás are mainly held by Liquigás Distribuidora S.A. and SHV Gas (31% and 8% of voting capital, respectively).

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

We conduct petrochemical and chemical activities through our wholly-owned subsidiary, Oxiteno. Oxiteno operates in the petrochemical and chemical sector directly and through its subsidiaries, Oxiteno Nordeste S.A. and Canamex. Oxiteno operates two plants located in the state of São Paulo, and Oxiteno Nordeste operates one plant in Camaçari, in the state of Bahia, and a second plant in Triunfo, in the state of Rio Grande do Sul. We acquired Canamex, which has two plants in Mexico, in December 2003. Oleoquímica is the subsidiary through which we are constructing the fatty alcohol plant.

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

Ultragaz, Oxiteno and Ultracargo are each incorporated under the laws of Brazil.

D. Property, Plants and Equipment

Ultragaz

Plants. Ultragaz’s LPG distribution network includes 16 filling plants. LPG is carried to the filling plants either via gas pipelines from Petrobras’ installations, or by tanker truck. When LPG transportation is via gas pipeline the bases are known as primary and when transportation is via tanker truck, the bases are known as secondary. Ultragaz also operates LPG storage bases, known as satellite bases for supplying our trucks. Ultragaz maintains storage facilities for LPG cylinders and satellite bulk distribution plants at strategic locations in order to maintain supplies closer to its customer bases and thus to reduce transportation costs. Substantially all of the LPG transported by truck from Petrobras to Ultragaz’s secondary plants is transported by Ultracargo’s fleet of tanker trucks on an arm’s-length basis. LPG is stored in the filling plants in large LPG storage tanks with a capacity of 60 tons per tank. In the case of LPG to be delivered in bulk, the LPG is pumped directly from the storage tanks into the bulk tankers. In the case of LPG to be delivered in cylinders, the LPG is pumped from the storage tanks into a number of filling heads, which deliver the LPG cylinders.

The following table sets forth the total storage capacity, total filling capacity (assuming one 8-hour shift per day) during 2005 and the 2005 average filling utilization for each of Ultragaz’s primary and secondary filling stations and satellite stations.

Base	Type	Total storage capacity	Filing capacity		2005 average filling utilization rate
		(in tons)	(in tons per month)
Capuava	Primary	720	13,136		95%
Santos	Primary	960	3,727		74%
São José dos Campos	Primary	960	4,062	*	109%
Rio de Janeiro	Primary	500	8,029		87%
Barueri	Secondary	1,500	4,100	*	137%
Araraquara	Satellite	60
Mauá	Satellite	720
Pouso Alegre	Satellite	60

Paulínia	Primary	1,500	8,403	*	111%
Araucária	Primary	240	9,677		83%
Canoas	Secondary	600	4,694		83%
Betim	Secondary	882	4,316	*	106%
Ribeirão Preto	Secondary	180	4,679	*	109%
Goiânia	Secondary	360	3,512		85%
São José do Rio Preto	Satellite	60
Araçatuba	Satellite	180
Bauru	Satellite	60
Cascavel	Satellite	120
Londrina	Satellite	60
Blumenau	Satellite	60
Chapecó	Satellite	60
Florianópolis	Satellite	60
Joinville	Satellite	60

Base	Type	Total storage capacity	Filing capacity		2005 average filling utilization rate
		(in tons)	(in tons per month)
Caxias do Sul	Satellite	60
Joaçaba	Satellite	60
Dois Vizinhos	Satellite	60
Ponta Grossa	Satellite	57
Sorocaba	Satellite	115

Mataripe	Primary	1,140	13,512		75%
Suape	Primary	500	3,292	*	125%
Caucáia	Secondary	300	4,164		98%
Aracajú	Secondary	240	4,169		67%
Ilhéus	Secondary	360	3,861		66%
Maceió	Satellite	692
Juazeiro	Satellite	60
João Pessoa	Satellite	60
Pirajá	Satellite	60

Total		13,726	97,333		92%

*	These bases operated above capacity with more than one 8-hour shift per day.

In addition, Ultragaz maintains headquarters in the city of São Paulo and regional offices in the areas in which it operates. Ultragaz also maintains 94 retail stores.

Oxiteno

Oxiteno has four plants in Brazil: Camaçari, in the northeast complex, the Mauá plant in the São Paulo complex, the Triunfo plant in the southern complex and the Tremembé plant in the state of São Paulo.

The following table sets forth the current ethylene oxide production capacity of Oxiteno’s plants in Brazil:

Units	Capacity
(in tons per year)
Camaçari.	260,000
Mauá	52,000
Tremembé	—
Triunfo	—

Total .	312,000

Ethylene oxide is primarily an intermediate material used in the production of ethylene oxide derivatives—only approximately 3% of Oxiteno’s sales volume in the year ended December 31, 2005 were ethylene oxide. Therefore, Oxiteno’s total production output may not be determined by adding the capacities of ethylene oxide and its derivatives.

As Oxiteno’s capacity for ethylene oxide derivatives exceeds its ethylene oxide production capacity. Oxiteno cannot produce the maximum amount of each derivative product in any year and, accordingly, actual production of ethylene oxide derivatives is less than its capacity shown in the tables below.

However, the excess production capacity of ethylene oxide derivatives provides a degree of operating flexibility that enables the company to switch production partially to other products and re-manage its ethylene oxide output for derivative products depending on relative demand, thus mitigating the effects of reductions in demand for certain products resulting from downturns in the petrochemical business cycle.

Camaçari plant. The Camaçari plant, located in the Northeast Complex, was built by Oxiteno and commenced production in 1978. The Camaçari plant produces ethylene oxide and ethylene oxide derivatives, such as ethylene glycols, ethanolamines, glycol ethers and ethoxylated derivatives. In July 1997, a major modernization of this plant was completed adding 105 thousand tons of ethylene oxide production capacity.

The following table sets forth the production capacity of the Camaçari plant for each of its principal products.

Units	Capacity
(in metric tons per year)
Ethylene oxide	260,000
Ethylene glycols	285,000
Ethanolamines	45,000
Glycol ethers	25,000
Ethoxylated derivatives	130,000

In 2005, the Camaçari plant operated at approximately 92% of its production capacity.

Mauá plant. The Mauá plant, located in the São Paulo Complex, was the first plant built by Oxiteno and it commenced production in 1974. The Mauá plant has process units for ethylene oxide, ethylene glycols, glycol ethers, glycol ether acetates, natural alcohols and ethoxylated derivatives. In addition to the production units, the plant has drumming, storage, warehouse and maintenance facilities and also houses Oxiteno’s principal research and development laboratory.

The following table sets forth the current production capacity of the Mauá plant for each of its principal products.

Units	Capacity
(in metric tons per year)
Ethylene Oxide	52,000
Ethylene Glycols	35,000
Glycol Ethers	40,000
Acetates	32,000
C4+C5 Alcohols	10,000
Ethoxylated Derivatives	25,000
Alkylation	17,000
Esterification	4,000
Emulsification	3,000
Hydraulic fluids	30,000

In 2005, the Mauá plant operated at approximately 83% of its production capacity.

Tremembé plant. The Tremembé plant, located at Bairro dos Guedes, Tremembé, in the state of São Paulo, has three principal production units, a sulfonation/sulfation unit and two multipurpose units. The Tremembé plant commenced production in 1970 and was subsequently acquired by us in 1985.

The following table shows the current capacity of the principal units at the Tremembé plant

Units	Capacity
(in metric tons per year)
Esterification	10,000
Specialties	15,000
Sulfonation/Sulfation	30,000
Betaines	10,000

Units	Capacity
(in metric tons per year)
Hydraulic fluids	3,200
Naphthalenes Sulfonates	5,000
Agricultural Blends	11,000

In 2005, the Tremembé plant operated at approximately 87% of its production capacity.

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

In 2005, the Triunfo plant operated at approximately 81% of its production capacity.

With the acquisition of Canamex in December 2003, Oxiteno acquired two specialty chemical plants in Mexico. As of December 31, 2005, the Coatzacolacos plant has a production capacity of 44,000 tons per year of ethoxylates and the Guadalajara plant has a production capacity of 24,000 tons per year of specialty chemicals. In December 2005, the Guadalajara and the Coatzacoalcos plants operated at approximately 58% and 47% of their production capacity, respectively.

The following table sets forth Oxiteno’s overseas production plants:

Units	Capacity
(in metric tons per year)
Ethoxylated derivatives—Coatzacoalcos plant	44,000
Ethoxylated derivatives—Guadalajara plant	12,000
Esterification—Guadalajara plant	12,000

Ultracargo

The following tables set forth the principal products stored at, and the storage capacity operated by, Ultracargo’s plants at December 31, 2005, and the average utilization of Ultracargo’s plants during 2005.

Plant	Capacity (in cubic meters)	Average utilization %	Product Lines
Aratu (Bahia)	156,450	99%	Glycols, aromatics, acrylates, acrylonitrile, EDC, TDI, normal paraffins, linear alkyl benzene (LAB), linear alkyl sulphonate- LAS, methanol, ethers, alcohols, caustic soda, vegetable oil, fuels
Montes Claros (Minas Gerais)	4,400	83%	Fuels
Suape (Pernambuco)	37,350	95%	Fuels, VAM, acetic acid, styrene, butadiene
Santos (São Paulo)	4,696	100%	Vinyl Chloride Monomer
Santos – TIS¹ (São Paulo) (including third-party facilities operated by Ultracargo)	111,500	21%	Styren monomer, mineral oil, EDC, linear alkyl benzene – LAS, alcohols (including ethanol), vegetable oil.

Plant	Capacity (in cubic meters)	Average utilization %	Product Lines
Paulínia Granel (São Paulo)	1,881	100%	PET
Paulínia Químico (São Paulo)	8,600	100%	Phenol, LAB, LAS

Total	324,877	85%

Plant	Capacity (in square meters)	Average utilization %	Product Lines
Paulínia (São Paulo)	6,000	85	Chemical and other packed goods
Tatuí (São Paulo)	2,400	76	Chemical and other packed goods
Camaçari (Bahia)	2,800	91	Chemical and other packed goods

Total	11,200	84%

¹	The average utilization of the TIS was calculated based on the period the terminal was operational.

As of December 31, 2005, R$53.8 million of our consolidated debt was secured by property, plant and equipment.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

You should read this discussion together with our consolidated financial statements, including the notes thereto, and other financial information included elsewhere in this annual report and in conjunction with the financial information included under “Item 3A. Selected Consolidated Financial Information.” Our consolidated financial statements have been prepared in accordance with Brazilian GAAP and the accompanying notes contain a description of the principal differences between such practices and U.S. GAAP, and a reconciliation to U.S. GAAP of net income for each of the three years in the period ended December 31, 2005 and shareholders’ equity for the periods ended December 31, 2005 and 2004. Our consolidated financial statements for the years ended December 31, 2005, 2004 and 2003 were audited by the independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes.

Overview

Our three principal businesses are:

•	the LPG distribution business, conducted by our wholly-owned subsidiary Ultragaz;

•	the chemical and petrochemical business, conducted by our wholly-owned subsidiary Oxiteno; and

•	logistical services for oil and chemical products, conducted by our wholly-owned subsidiary Ultracargo.

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

Gross domestic product. After the introduction of the real Plan in 1994, the Brazilian economy experienced some years of strong economic growth. However, in 1998, economic growth slowed down, followed by a sharp devaluation of the real and GDP increased by 0.8% in 1999. On the other hand, in 2000, Brazil’s GDP grew by 4.4%. In 2001, Brazil’s GDP grew by only 1.5%, largely due to the lack of energy supply, the terrorist attacks of September 11, and the Argentine crisis. In 2002, Brazil’s GDP grew by 1.5%, as a result of the political instability surrounding the presidential elections of October 2002, which caused foreign exchange rate devaluation, and an increase in interest rates, and undermined consumer confidence. In 2003, the GDP grew 0.5%, largely a reflection of the economic policy of holding the basic interest rate at high levels throughout the year as a means of controlling inflation. As government became more confident regarding inflation trends, interest rates were lowered, and Brazilian GDP grew by 4.9% in 2004. However, in order to meet inflation targets, the Central Bank increased interest rates again in 2005, and GDP growth decreased to 2.3% in the year ended December 31, 2005. Our operations are significantly impacted by Brazilian GDP growth, specifically, sales of LPG to the commercial and industrial customers, Oxiteno’s sales to the domestic market and Ultracargo’s logistics operations. In addition, sales of LPG to residential customers are affected by the level of household income, which often bears a relation to GDP performance.

Inflation and currency fluctuations. Our cash operating expenses are substantially in reais and tend to increase with inflation. However, a significant portion of our costs of sales and services rendered are linked to the U.S. dollar and are not substantially affected by the Brazilian inflation rate. In addition, some of our real-denominated debt is indexed to take into account the effects of inflation. The inflation rate, as measured by the Índice Geral de Preços—Mercado, or IGP-M, was 1.8% in 1998. The inflation rate increased to 20.1% in 1999 as a result of the devaluation of the real beginning in January 1999, and decreased to 10.0% in 2000 and 10.4% in 2001. In 2002, the inflation rate as measured by the IGP-M increased to 25.3%, reflecting the foreign exchange rate devaluation of 52.3%, largely due to uncertainties and risks inherent in the Brazilian presidential succession campaign. In 2003, the real appreciated 18% against the U.S. dollar, consequently diminishing inflationary pressures and resulting in an IGP-M of 8.7%. In 2004, the real appreciated further against the U.S. dollar and IGP-M for the year was 12.4%. In 2005, the real continued to appreciate against the U.S. dollar, which, together with the increased interest rates, resulted in an inflation rate of 1.2%, as measured by the IGP-M. Future governmental actions, including actions to adjust the value of the real in relation to the dollar, may increase inflation.

The principal foreign exchange risk we face arises from certain U.S. dollar denominated costs and expenses. Although a substantial part of our debt is dollar-denominated, it is currently hedged against currency devaluation through the use of various derivative instruments or matching investments in the same currency. Additionally, a significant part of our raw materials is also denominated or indexed to the U.S. dollar. A large part of our sales is denominated in reais, although prices in the chemical business are benchmarked to prices prevailing in the international markets and denominated in U.S. dollars. Hence, we are exposed to foreign exchange rate risks which could negatively impact our businesses, financial situation and operating results as well as our capacity to service our debt.

The table below shows the inflation rate for the periods indicated, as measured by the IGP-M as well as the devaluation of the real against the U.S. dollar.

	Year ended December 31,
Index	2005	2004	2003
General Price Index—IGP-M	1.2%	12.4%	8.7%
Devaluation (appreciation) of the real against the U.S. dollar	(11.8)%	(8.1)%	(18.2)%

We manage the foreign exchange risk associated with the scheduled payments under the terms of our U.S. dollar indebtedness by investing in U.S. dollar-denominated securities and foreign currency/interest swap contracts, under which we pay variable interest in reais based on the interbank certificate of deposit rate, or CDI, and receive fixed interest in U.S. currency. As of December 31, 2005 our total obligations denominated in foreign currency were R$860.3 million, including pre-export finance contracts and import payables. At the same date our total asset position in foreign currency was R$873.9 million, composed of investments indexed to U.S. dollars and swap instruments used to manage fluctuations of exchange rates and foreign currency receivables exposures. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign exchange risk” for information about our foreign exchange risk hedging policy and Notes 12 and 18 to our consolidated financial statements.

Discussion of critical accounting policies and estimates

The presentation of our financial condition and results of operations requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities and may affect the reported amount of them as well as our revenues and expenses. Actual results may differ from those estimated under different variables, assumptions or conditions, even though our management believes that its accounting estimates are reasonable. The following paragraphs review the critical accounting estimates that management considers most important for understanding our financial condition, results of operations and cash flows. An accounting estimate is considered a critical accounting estimate if it meets the following criteria:

•	The accounting estimate requires management to make assumptions about matters that were highly uncertain at the time the accounting estimate was made; and

•	Different estimates that management reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on our financial condition, results of operations or cash flows.

We have identified the following four of our accounting policies that can be considered critical.

Allowance for doubtful accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the subsequent inability of our customers to make required payments. The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers, as well as other receivables, and is included as selling expenses; no adjustment is made to net sales and services revenue. In order to establish the allowance for doubtful accounts, our management constantly evaluates the amount and characteristics of our accounts receivable. When significant delays occur and the likelihood of receiving these payments decreases, a provision is made. In case receivables in arrears are guaranteed or there are reasonable grounds to believe they will be paid, no provision is made. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required in future periods. However, because we cannot predict with certainty the future financial stability of our customers, we cannot guarantee that our reserves will continue to be adequate. Actual credit losses may be greater than the allowance we have established, which could have a significant impact on our selling expenses. See Note 24V(h(a)) to our consolidated financial statements for additional information about our allowance for doubtful accounts.

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

Contingent liabilities. We are currently involved in certain legal and administrative proceedings that arise from our normal course of business as described in Note 19 to our consolidated financial statements and “Item 8. Financial Information – Legal Proceedings” We believe that the extent to which these contingencies are recognized in our consolidated financial statements is adequate. It is our policy to record accrued liabilities in regard to contingencies that can be reasonably estimated and could have a material adverse impact on the result of our operations or our financial condition, to the extent not covered by insurance, and that are likely to occur in the opinion of our management, based on information available to us including information obtained from our legal advisors. Future results of operations for any particular quarterly or annual period could be materially affected by changes in our assumptions, by the effectiveness of our strategies relating to these proceedings, by future developments in each matter being discussed or by changes in approach, such as a change in settlement strategy in dealing with these matters.

Fair value of financial instruments. We enter into foreign currency swap agreements in order to hedge our foreign exchange exposure. Under Brazilian GAAP, these swap agreements are recorded at their net settlement prices as determined on each balance sheet date in accordance with their contractual terms. In applying U.S. GAAP to our swap agreements we adopted SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.” The accounting required under SFAS 133 is broader than under Brazilian GAAP, especially with respect to the overall treatment and definition of a derivative, when to record a derivative, the classification of derivatives, and when to designate a derivative as a hedge. Under this method of accounting we adjusted our foreign currency swaps to their fair values, with changes in fair values being recognized in earnings. Note 24I (i) to our consolidated financial statements provides additional information regarding the accounting of our swap agreements.

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

Year ended December 31, 2005 compared to the year ended December 31, 2004.

The following table shows a summary of our results of operations for the years ended December 31, 2005 and 2004:

	Year ended December 31, 2005	Percentage of net sales and services	Year ended December 31, 2004	Percentage of net sales and services	Percent change
	(in millions of reais, except percentages)
Net sales and services	4,693.8	100%	4,784.2	100%	(2)%
Cost of sales and services	(3,783.4)	81%	(3,669.9)	77%	3%

Gross profit	910.4	19%	1,114.3	23%	(18)%
Selling, general and administrative expenses	(551.7)	12%	(555.9)	12%	(1)%
Other operating income (expense), net	(0.4)	0%	5.5	0%	(107)%

Operating income before financial items	358.3	8%	563.9	12%	(36)%
Financial income (expense), net	(27.3)	1%	(45.0)	1%	(39)%

Non-operating income (expense), net	(1.8)	0%	(16.0)	0%	(89)%
Income and social contribution taxes	(28.8)	1%	(83.0)	2%	(65)%
Minority interest/equity in earnings of affiliates	(1.2)	0%	(5.4)	0%	(78)%

Net income	299.2	6%	414.5	9%	(28)%
Adjusted EBITDA(1)	546.0		736.6		(26)%

(1)	See footnote 7 under “Item 3A. Selected Consolidated Financial Data” for a more complete discussion of adjusted EBITDA and its reconciliation to information in our financial statements.

Net sales and services. Net sales and services for the year ended December 31, 2005 decreased to R$4,693.8 million from R$4,784.2 million for the year ended December 31, 2004.

The following table illustrates the change in sales in each of our segments:

	Year ended December 31,		Percent change
	2005	2004
	(in millions of reais)
Ultragaz	2,902.4	2,968.1	(2)%
Oxiteno	1,610.1	1,662.7	(3)%
Ultracargo	234.2	197.3	19%

Ultragaz’s net sales and services were R$2,902.4 million for the year ended December 31, 2005, a decrease of 2% compared to R$2,968.1 million for the year ended December 31, 2004. The decrease in net sales was largely driven by the 1% lower sales volume and the effect of a retraction in the Brazilian LPG market.

Oxiteno’s net sales and services decreased to R$1,610.1million for the year ended December 31, 2005, a 3% reduction compared to R$1,662.7 million for the year ended December 31, 2004. The decrease in Oxiteno’s net sales and services was mainly due to the 17% appreciation in the Brazilian real against the U.S. dollar in 2005 compared to 2004, since prices at Oxiteno are benchmarked to prices prevailing in the international markets. The appreciation of the real was partially offset by an improvement in sales mix, with sales growth in the domestic market. Domestic sales grew as a function of the increased market share in the customers served by Oxiteno, mainly in the cosmetics and detergents, paints and varnishes and polyester industries.

Ultracargo’s net sales and services increased to R$234.2 million for the year ended December 31, 2005, a growth of 19% compared to R$197.3 million for the year ended December 31, 2004. This increase in net sales and services reflects an increased volume of operations and contractual tariffs readjustments. Ultracargo’s average stored volumes of liquids and gases increased by 8% for the year ended December 31, 2005 compared to the same period in 2004, largely as a result of a growth in its number of customers and the commencement of operations of the Santos Terminal in July 2005 and the Montes Claros Terminal in November 2004. Total kilometers traveled by Ultracargo’s transport segment increased by 5% for the year ended December 31, 2005 compared to 2004.

Cost of sales and services. Cost of sales and services increased by 3% to R$3,783.4 million for the year ended December 31, 2005, compared to R$3,669.9 million for the year ended December 31, 2004.

Ultragaz’s cost of sales and services were nearly unchanged at R$2,530.8 million for the year ended December 31, 2005, compared to R$2,519.8 million for the year ended December 31, 2004, despite a 1% decrease in sales volume, primarily as a result of the increases in the cost of fuel and freight.

Oxiteno’s cost of sales and services rose by 8% to R$1,150.7 million for the year ended December 31, 2005 from R$1,069.0 million in 2004. This increase was mainly due to (i) an increase in the cost of raw materials, particularly ethylene, arising from higher oil prices and (ii) the growth in sales volumes.

Ultracargo’s cost of sales and services increased 24% to R$154.9 million for the year ended December 31, 2005 from R$125.0 million for the year ended December 31, 2004. This increase was principally attributable to its new operations in Santos and Montes Claros intermodal terminals and was comprised of (i) a R$10.9 million increase in third-party freight costs and costs of fuel, tires and spare parts (ii) a R$9.6 million increase in depreciation due to an increase in permanent assets and (iii) a R$3.2 million increase in personnel costs under its annual collective wage agreements and expansion in the size of the workforce to staff its new operations.

Gross profit. Gross profit decreased by 18% to R$910.4 million for the year ended December 31, 2005 from R$1,114.3 million for the year ended December 31, 2004. Ultragaz’s gross profit was R$371.6 million for the year ended December 31, 2005, 17% lower than the gross profit of R$448.3 million reported in 2004. Oxiteno’s gross profit was R$459.4 million for the year ended December 31, 2005, a 23% decrease compared with R$593.7 million in 2004. Ultracargo’s gross profit was R$79.3 million for the year ended December 31, 2005, a 10% increase compared with R$72.3 million in 2004.

Selling, general and administrative expenses. Our selling, general and administrative expenses decreased by 1% to R$551.7 million for the year ended December 31, 2005 from R$555.9 million for the year ended December 31, 2004.

Ultragaz’s selling, general and administrative expenses decreased by 2% to R$291.9 million for the year ended December 31, 2005 from R$298.2 million for the year ended December 31, 2004. This decrease reflects (i) a decrease of 1% in sales volume; (ii) expense rationalization programs and optimization initiatives developed during the year; and (iii) lower provision for employee profit sharing.

Oxiteno’s selling, general and administrative expenses decreased by 5% to R$203.3 million for the year ended December 31, 2005 from R$213.1 million in 2004, principally as a result of (i) lower provision for employee profit sharing and (ii) lower export freight expenses due to lower export sales.

Ultracargo’s selling, general and administrative expenses rose 22% to R$61.9 million for the year ended December 31, 2005 from R$50.8 million in 2004. General and administrative expenses increased R$11.0 million, principally as a result of (i) higher operational volume and (ii) wage increases in accordance with the terms of its annual collective wage agreements.

Operating income before financial items. Our operating income before financial items decreased by 36% to R$358.3 million for the year ended December 31, 2005 from R$563.9 million for the year ended December 31, 2004. This was mainly due to the decrease in Ultragaz’s and Oxiteno’s operating results. Ultragaz’s operating income before financial items for the year ended December 31, 2005 was R$77.8 million, a 49% decrease compared to R$152.7 million in 2004. At Oxiteno, operating income before financial items was R$257.9 million for the year ended December 31, 2005, a 33% decrease compared to R$382.9 million in 2004. Ultracargo’s operating income before financial items was R$17.2 million for the year ended December 31, 2005, a 25% decrease compared to the R$23.0 million in 2004.

Financial income (expense), net. We reported net financial expenses of R$27.3 million for the year ended December 31, 2005, a decrease of 39% compared to a net financial expense of R$45.0 million for the year ended December 31, 2004. The R$17.7 million improvement was principally due to the R$56.7 million increase in interest income from financial investments, as a result of our higher average cash position, which was partially offset by the R$ 39.1 million increase in interest expenses.

As of December 31, 2005, we had a net cash position of R$191.2 million and a net asset foreign exchange rate exposure of R$13.6 million. As of December 31, 2005 our total liabilities denominated in foreign currency was R$860.3 million, including pre-export finance contracts and import payables. At the same date our total asset position in foreign currency was R$873.9 million, composed of investments indexed to U.S. dollars and swap instruments used to manage fluctuations of exchange rates and foreign currency receivables exposures. See footnote 8 under “Item 3A. Selected Consolidated Financial Data” for a more complete discussion of net cash (debt) and its reconciliation to information in our financial statements.

Non-operating income (expense), net. We reported a net non-operating expense of R$1.8 million for the year ended December 31, 2005 compared to a net non-operating expense of R$16.0 million for the year ended December 31, 2004. This net expense is primarily attributable to the scrapping of storage cylinders by Ultragaz in both periods.

Income and social contribution taxes. Income and social contribution tax expenses amounted to R$28.8 million for the year ended December 31, 2005, a decrease of 65% from R$83.0 million for the year ended December 31, 2004. This decrease is primarily due to lower pre-tax profit and an increase in non-taxable revenues.

Minority interest/equity in earnings of affiliates. Minority interest and equity in earnings of affiliates was R$1.2 million for the year ended December 31, 2005, compared to R$5.4 million for the same period in 2004. Minority interest reflects remaining minority stakes in certain of our subsidiaries, such as Utingás Armazenadora S.A. and Cia. Ultragaz S.A., which are not wholly-owned by us. The decrease in minority interest for the year ended December 31, 2005 compared to 2004 is due to a decrease in the results of operations of these subsidiaries. In addition, Ultrapar invested R$10.0 million to acquire a 7.3% interest in Companhia Ultragaz held by Nacional Investimentos S.A. in December 2004, which reduced minority interests in the company.

Net income. As a result of the foregoing, net income for the year ended December 31, 2005 was R$299.2 million, a decrease of 28% compared to R$414.5 million in 2004.

Adjusted EBITDA. Adjusted EBITDA decreased by 26% to R$546.0 million for the year ended December 31, 2005, from R$736.6 million for the year ended December 31, 2004. Ultragaz reported adjusted EBITDA of R$195.1 million for the year ended December 31, 2005, a 27% decrease compared to 2004, driven by the reduction of 1% in the LPG market and the impact of oil price increases on the company’s distribution costs. Oxiteno’s adjusted EBITDA amounted to R$300.2 million for the year ended December 31, 2005, a 29% decrease compared to 2004. This decrease was principally attributable to the appreciation of the real and the increase in the cost of raw materials, especially ethylene, driven by higher oil prices. Ultracargo reported adjusted EBITDA of R$44.3 million for the year ended December 31, 2005, a 9% increase compared to R$40.5 million in 2004, principally as a result of expansion in operational volume. See footnote 7 under “Item 3A. Selected Consolidated Financial Data” for a more complete discussion of adjusted EBITDA and its reconciliation to information in our consolidated financial statements.

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

Ultracargo’s selling, general and administrative expenses rose 29% to R$50.8 million for the year ended December 31, 2004 from R$39.4 million in 2003. General and administrative expenses increased R$11.5 million, principally as a result of (i) wage increases of R$2.6 million for 2004 per the terms of collective labor agreements; (ii) a larger number of employees needed to service our increased customer base, notably in the transportation sector, which contributed R$3.8 million to general and administrative expenses; and (iii) higher IT expenses.

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

Sources and uses of funds

Net cash flow from operations was R$ 410.0 million, R$539.6 million and R$331.2 million for 2005, 2004 and 2003, respectively. Our cash flow from operations decreased R$129.6 million in 2005 compared to 2004, mainly reflecting the decrease in our net income. Our cash flow from operations increased R$208.4 million in 2004 compared to 2003, mainly reflecting increases in our operating income.

Net cash flow from financing activities amounted to R$ 762.0 million, R$(176.8) million and R$10.8 million in the years ended December 31, 2005, 2004 and 2003, respectively. The increase in cash flow from financing in 2005, compared to 2004 was mainly due to the issue of (i) R$300 million in debentures in the domestic market in April 2005 and (ii) U.S.$250 million in notes in the international market in December 2005. The negative cash flow from financing activities for the year ended December 31, 2004 is largely due to (i) a R$52.2 million increase in dividends paid, and (ii) the partial repayment of export prepayments financing activities used to finance acquisitions in 2003.

Investing activities consumed net cash of R$ 676.3 million, R$303.1 million and R$391.3 million in the years ended December 31, 2005, 2004 and 2003, respectively. Acquisitions of property, plant and equipment and additions to deferred charges consumed R$ 230.7 million, R$273.7 million and R$214.4 million in 2005, 2004 and 2003, respectively. For the year ended December 31, 2005, investing activities were mainly composed of fixed asset modernization, expansion of production capacity for specialty chemicals and the investment of the cash proceeds from debt issuances in the domestic and international markets in government securities and other financial products.

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

We believe we have sufficient working capital for our present requirements. We have R$201.9 million in debt maturing from January 2006 through December 2006. Additionally we have a R$388 million capital expenditures budget for 2006.

On December 20, 2005, we issued U.S.$250 million in notes with a ten-year term in the international capital markets. The proceeds from these notes will be used to refinance existing debt obligations, extend maturities, fund potential acquisitions and for general corporate purposes.

As of December 2005, we had R$1,671.7 million in cash, cash equivalents, short-and long-term investments.

We anticipate that we will spend approximately R$2.3 billion in the next five years to meet long-term contractual obligations described in the Tabular Disclosure of Contractual Obligations below and budgeted capital expenditures. We expect to meet these cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financing and the refinancing of some of our indebtedness as it becomes due.

Debt

As of December 31, 2005, our consolidated short-and long-term debt was as follows:

Debt	Currency	Interest Rate(1)	Principal amount of outstanding and accrued interest through December 31,
			2005	2004	2003
			(in millions of reais)
Foreign currency-denominated loans:
Notes due in 2005	U.S.$	—		151.5	—
Syndicated loan	U.S.$	5.05	140.6	—	173.6
Notes due in 2015	U.S.$	7.25%	586.5	—	—
Export prepayment(2)	U.S.$	4.22% to 6.85%	44.9	129.8	205.1
Advances on Foreign Exchange Contracts	U.S.$	3.90% to 4.88%	9.8	3.3	24.9
BNDES—National Bank for Economic and Social Development	UMBNDES(3)	8.76% to 10.91%	22.3	20.8	23.2
BNDES—National Bank for Economic and Social Development	U.S.$	10.96%	0.3	—	—
Financing of Inventories and Property Plant & Equipment	MX$(4)	TIIE(4) +1.5% to 2.0%	11.0	8.8	11.4	(5)
Working capital loan	MX$(4)	TIIE(4) + 1.0%	0.4	0.5	0.5
Foreign Financing	U.S.$	LIBOR + 2.0%	28.5	32.2	—

Real-denominated loans:
BNDES-National Bank for Economic and Social Development	R$	TJLP(6) + 1.5% to 4.85%	173.0	130.2	142.2
BNDES-National Bank for Economic and Social Development	R$	IGPM(7) + 6.5%	11.2	15.5	17.1
FINEP—Research and Projects Financing	R$	TJLP(6) -2.0%	38.1	24.4	5.3
FINAME—Financing for Machines and Equipment	R$	TJLP(6) + 1.8% to 4.85%	47.7	34.1	28.9
Debentures	R$	102.5% of CDI	317.9	—	—
Other	R$		0.2	—	—
Total loans	R$		1,432.4	551.1	632.2

Unrealized losses on swaps transactions			48.1	88.6	55.7

Total			1,480.5	639.7	687.9

(1)	Interest rate only as of 2005.
(2)	Net of linked operations.
(3)	UMBNDES is based on the average currency basket of the BNDES. The currency basket is a composition of all BNDES foreign currency debts.
(4)	MX$ is the Mexican currency and TIIE is the Mexican interbank interest rate.
(5)	The amount of Financing of Inventories and Property Plant & Equipment in 2003 is denominated in U.S.dollars.
(6)	TJLP (Long-Term Interest Rate) is a nominal rate of interest established quarterly. On December 31, 2004, TJLP was fixed at 9.75% p.a.
(7)	IGPM is the General Market Price Index in Brazil.

Our consolidated debt as of December 31, 2005 had the following maturity schedule:

Maturity	Amount
(in millions of reais)
January 1, 2006 to December 31, 2006	201.9
January 1, 2007 to December 31, 2007	94.0
January 1, 2008 to December 31, 2008	515.5
January 1, 2009 to December 31, 2009	75.0
January 1, 2010 to December 31, 2010	9.0
Thereafter	585.1

Total	1,480.5

As of December 31, 2005, R$53.8 million of our consolidated debt was secured by property, plant and equipment, R$11.2 million was secured by shares of affiliated companies and by guarantees provided by minority shareholders. As of December 31, 2005, we guaranteed a portion of our subsidiaries’ indebtedness in the amount of R$1,017.9 million.

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

This Eurobond was purchased in June 2002 by our indirect subsidiary, LPG International Inc., with funds obtained from a syndicated loan with maturity in August 2004. In January 2004, taking advantage of surplus international liquidity, this syndicated loan was refinanced through a new Eurobond issued by LPG International Inc. with an annual interest rate of 3.5% and maturity in June 2005. On June 20, 2005, we entered in to a third-supplemental indenture related to the bond issued by Companhia Ultragaz extending its maturity to 2020. Our indirect subsidiary Oxiteno Overseas Corporation is the new holder of this Eurobond, and financed its acquisition through a U.S.$60 million syndicated loan maturing in June 2008 at an annual interest rate of 5.05%.

On April 8, 2005, we issued a R$300 million debenture in the Brazilian market due in 2008 at a rate of 102.5% of CDI.

On December 20, 2005, Ultrapar, through its subsidiary LPG International Inc., issued U.S.$250 million in notes in the international market, with the aim of lengthening the company’s debt profile, financing possible acquisitions and other corporate purposes. The notes mature in December 2015, have a coupon of 7.25% pa and were priced at 98.75% of par value, resulting in a yield to maturity of 7.429% pa. Standard & Poor’s assigned its BB+ credit rating on a global scale for the company and the securities issued. The credit rating is above the credit rating of Brazilian sovereign debt and only one degree below that of investment grade.

Investments

Equity investments

The table below shows our investments in shareholding stakes for the years ended December 31, 2005, 2004 and 2003. For more details on these acquisitions see “Item 4A. History and Development of the Company—Investments.”

Company	Year ended December 31,
	2005	2004	2003(1)
	(in millions of reais)
Ultragaz	—	10.3	171.1

Company	Year ended December 31,
	2005	2004	2003(1)
	(in millions of reais)
Oxiteno	—	—	32.5
Ultracargo	—	—	—
Others(2)	—	6.8	2.1

Total	—	17.1	205.7

(1)	The difference between equity investments (excluding the share repurchase program) of R$203.6 million above and “Business combinations, net of cash acquired,” of R$134.6 million, shown in the consolidated statement of cash flow in our 2003 consolidated financial statements, is substantially comprised of cash acquired and settlement of debt of Shell Gás (included in “Cash flow from financing activities—Loans from affiliated companies”).
(2)	Share repurchase program included in our consolidated statement of cash flows under “Cash flows from financing activities—Other.”

Investments in permanent assets and deferred charges

The following table sets forth our investments in permanent assets and deferred charges for the years ended December 31, 2005, 2004 and 2003.

	Year ended December 31,
	2005	2004	2003
	(in millions of reais)
Ultragaz	89.4	94.0	114.4
Oxiteno	96.3	86.8	58.2
Ultracargo	44.4	92.2	41.5
Others(1)	0.6	0.7	0.3

Total capital expenditures	230.7	273.7	214.4
Disposals	(12.0)	(6.0)	(7.4)

Total capital expenditures, net of disposals	218.7	267.7	207.0

(1)	Includes expenditures related to maintenance of our headquarters which is performed by our wholly-owned subsidiary Imaven Imóveis e Agropecuária Ltda.

At Ultragaz, our investment strategy has been to expand the small bulk delivery distribution, enhance our assets and to consolidate our geographic coverage. During the years ended December 31, 2005 and 2004, investments focused on expanding the small bulk market segment (UltraSystem), on fleet renewal and on the replacement of cylinders. In 2003, in addition to the items previously listed, Ultragaz also invested in the installation of the integrated ERP system.

At Oxiteno, during the years ended December 31, 2005 and 2004, capital expenditures were largely focused on increasing installed production capacity of specialty chemicals, the modernization of industrial plants, and the development of new products. In addition, in 2003, we made significant investments in the installation of the ERP system and on quality and environmental control systems.

At Ultracargo, during previous years we have invested in expanding our storage facilities and truck fleet. For the years ended December 31, 2005 and 2004, Ultracargo’s capital expenditures focused on the construction of the Santos terminal and on fleet expansion.

Ultrapar’s planned capital expenditures in 2006 are R$388 million, R$ 238 million of which will be allocated to investments in expansion at Oxiteno, principally on the new plant for the production of fatty alcohol, the expansion of the installed production capacity of specialty chemicals and ethylene oxide, as well as ongoing improvement projects in quality, safety and the environment. At Ultragaz, R$ 90 million has been budgeted for quality and productivity improvements—including IT projects to provide support for the optimization of sales channels—and for the expansion of Ultragaz’s small bulk distribution system. The investments in Ultracargo will be allocated to expanding storage capacity and enlarging its truck fleet.

U.S. GAAP reconciliation

Our net income under Brazilian GAAP was R$299.2 million, R$414.5 million and R$246.4 million for the years ended December 31, 2005, 2004 and 2003, respectively. Under U.S. GAAP, we had net income of R$292.1 million, R$414.3 million and R$288.3 million, respectively, for the years ended December 31, 2005, 2004 and 2003, respectively.

Our shareholders’ equity under Brazilian GAAP as of December 31, 2005 and 2004 was R$ 1,790.1 million and R$1,600.5 million, respectively. Under U.S. GAAP, we had shareholders’ equity of R$1,723.9 million and R$1,545.8 million, respectively, as of December 31, 2005 and 2004.

The principal differences between Brazilian GAAP and U.S. GAAP that affect our net income and shareholders’ equity relate to the treatment of the following items:

•	capitalized interest;

•	fixed assets revaluation reversal;

•	reversal of deferred charges;

•	restatement of property, plant and equipment to adjust for the effects of inflation between January 1, 1996 and December 31, 1997, and its respective depreciation, not required by Brazilian GAAP;

•	differences in equity accounting;

•	differences in goodwill accounting;

•	securities available for sale;

•	purchase value adjustments relating to business combinations (including the 2002 corporate restructuring);

•	fair value adjustments of derivatives; and

•	deferred tax effects on the foregoing adjustments.

The main difference of Brazilian GAAP that impacted net income under U.S. GAAP, positively in 2003, refers to the fair value adjustments of derivatives. See Note 24 to our consolidated financial statements for a description of the differences above as they relate to us and a reconciliation to U.S. GAAP of net income and total shareholders’ equity.

C. Research and Development, Patents and Licenses, etc.

Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. As of December 31, 2005, 109 employees of Oxiteno were engaged in research and development and engineering activities. Oxiteno’s research and development expenditures in 2005, 2004 and 2003 were R$17.4 million, R$15.4 million and R$13.4 million, respectively. In 2004, Oxiteno founded its own “Science and Technology Council”, with six of the world’s major specialists in tensoactives being members. The Council, which first met from December 7 to 10, 2004, analyzed critically the company’s research and development projects’ portfolio, as well as the methodology used. Many of these recommendations will enable the company to increase its efficiency in research and development, as well as enlarge its partnerships with international entities. In December 2005, Oxiteno signed a contract with PMD—Project Management and Development Co., or PMD, a private Saudi-Arabian company with their head-office in the industrial city of Al Jubail, for the license of technologies for the production of ethanolamines and ethoxylates. The technologies licensed by Oxiteno will be used in the petrochemical complex located in Al Jubail, currently being built by PMD. The plants that will use the Oxiteno technologies will have a production capacity of 100,000ton/year of ethanolamines and 40,000ton/year of ethoxylates.

D. Trend Information

See “—Operating Results” above.

E. Off Balance Sheet Arrangements

Our subsidiaries have provided guarantees to financial institutions related to amounts owed to those institutions by certain of their customers (vendor financing). The guarantees have a term of up to 210 days and are equal to the terms of the related financing arrangements. There exists no recourse provision that would enable us or our subsidiaries to recover any amount paid to the financial institutions under these guarantees. In the event that the financial institutions exercise these guarantees, we are entitled to recover the amount paid directly from our customers under the vendor contracts. At December 31, 2005, the maximum potential payment under these guarantees totaled R$33.2 million, which represented a R$12.0 million decrease over December 31, 2004. This decrease was mainly due to lower sales to clients that utilize these financing arrangements At December 31, 2005, in accordance with Brazilian GAAP, we did not record any liability on our consolidated financial statements related to these guarantees.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations, as of December 31, 2005:

		Payment due by period
Contractual obligations	Total	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
		(in millions of reais)
Financing	1,480.5	201.9	609.5	84.0	585.1
Estimated interest payments on financing(1)(2)	744.2	135.1	199.5	108.8	300.8
Estimated payments under swap agreements(1)	54.2	2.6	8.1	43.5	—
Estimated planned funding of pension and other postretirement benefit obligations(1)	172.2	5.2	11.2	12.4	143.4
Purchase obligations(3)	1,202.6	171.8	343.6	343.6	343.6
Operating leases(4)	78.8	4.5	9.0	9.0	56.3
Total contractual obligations	3,732.5	521.1	1,180.9	601.3	1,429.2

(1)	The estimated interest payment amount was calculated based on macro-economic assumptions including, on average for the period, principally (i) a 15% CDI interest rate, (ii) a 5% variation in the reais to U.S. dollar exchange rate, (iii) a 4% inflation rate, and (iv) an 7% TJLP rate. See “—Debt” and Note 12 to our consolidated financial statements for more information about the maturity of our debt and applicable interest rates. See Note 12 and Note 24 V (f) to our consolidated financial statements for more information on the maturity and the fair value of our swap agreements. See Note 23 to our consolidated financial statements for more information relating to our estimated planned funding of pensions and other postretirement benefit obligations.
(2)	Includes estimated interest payments on our short- and long-term debt.
(3)	The purchase obligation relates to a long-term contract, with Braskem under which we are committed to purchase at least 138,000 tons of ethylene annually through 2012. In the event that this commitment is not met, we are obliged to pay a fine of a maximum of 40% of the annual ethylene volume, multiplied by the price of ethylene. This contract does not establish the price of ethylene and for this reason the amount in reais is based on the purchase price as at December 31, 2005.
(4)	Our subsidiary company Terminal Químico de Aratu S.A.—Indústria e Comércio has contracts with CODEBA—Companhia Docas do Estado da Bahia, and Complexo Industrial Portuário Governador Eraldo Gueiros, related to the harbor facilities in Aratu and Suape, respectively. These contracts establish a minimum movement of products of 1,000,000 tons per year in Aratu effective through 2022 and 250,000 tons per year in Suape effective through 2027. If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement based on the port tariff rates on the date established for payment. As of December 31, 2005, these rates were R$3.67 for Aratu and R$3.44 for Suape. The Company has been in compliance with the minimum movement of products since the inception of the contracts.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table lists the current members of our Board of Directors and senior management.

Name	Position	Years with the Company	Age
Board of Directors
Paulo Guilherme Aguiar Cunha	Chairman	38	66
Lucio de Castro Andrade Filho	Vice Chairman	28	61
Ana Maria Levy Villela Igel	Director	8	63
Renato Ochman	Director	5	46
Nildemar Secches	Director	4	57
Paulo Vieira Belotti	Director	8	74
Olavo Egydio Monteiro de Carvalho	Director	3	64

Executive Officers
Paulo Guilherme Aguiar Cunha	Chief Executive Officer	38	66
Lucio de Castro Andrade Filho	Vice-President	28	61
Fabio Schvartsman	Chief Financial and Investor Relations Officer, Ultrapar	21	52
Pedro Wongtschowski	Officer, Oxiteno	28	60
Pedro Jorge Filho	Officer, Ultragaz	29	52
Eduardo de Toledo	Officer, Ultracargo	20	41

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

Ana Maria Levy Villela Igel. Ms. Villela Igel joined us as a member of the board of directors in October 1998. She is also a member of the board of directors of Ultra S.A. since 1988. She has served as a secretary in the finance department at the United Nations and as a counselor for CIEE—Centro de Integração Empresa Escola, an organization which assists students in transitioning to the professional environment, and as a counselor and member of the executive committee of Alumni Association—Bi-National Cultural Center. She is also involved in several organizations that promote social welfare activities for children and the elderly throughout Brazil.

Renato Ochman. Mr. Ochman joined us in April 2001 as a member of the board of directors. Mr. Ochman is a partner in the law firm Ochman, Real Amadeo Advogados Associados S/C and General Secretary of the Chamber of Commerce and Industry of Brazil-Israel. Mr. Ochman is a member of the Youth’s Committee of the United Nations—Brazil, a member of the Board of Grendene and is also a member of the audit committee of the Association for Assistance to Handicapped Infants. Previously, Mr. Ochman taught commercial law at the Fundação Getúlio Vargas and acted as legal counsel for the Brazilian Association of Supermarkets. Mr. Ochman has obtained a law degree from the Catholic University of Rio Grande do Sul and a commercial law masters degree and post-graduate degree from the Catholic University of São Paulo.

Nildemar Secches. Mr. Secches joined us in April 2002 as a member of the board of directors. Mr. Secches is the chief executive officer of Empresas Perdigão since 1995. Mr. Secches is also a member of the board of WEG S.A. From 1972 to 1990, Mr. Secches worked for Banco Nacional de Desenvolvimento Econômico e Social—BNDES, serving as an executive officer from 1987 to 1990. From 1990 to 1994, Mr. Secches served as chief executive officer of Grupo Iochpe-Maxion. Mr. Secches was chief executive officer of ABEF— Brazilian Association of Chicken Producers and Exporters and vice-president of ABIPECS—Brazilian Association of Pork Producers and Exporters Industries. Mr. Secches received a degree in mechanical engineering from the University of São Paulo, a master’s degree in finance from Pontifícia Universidade Católica of Rio de Janeiro and a doctoral degree in economics from the University of Campinas (state of São Paulo).

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

Olavo Egydio Monteiro de Carvalho. Mr. Monteiro de Carvalho joined our company in December 2002 as a member of the board of directors. He is chairman of the board of directors of Monteiro Aranha S.A. and a member on the board of Klabin S.A. He is also a member of the Brazil-United States Business Council, member of the Brazil-Japan Conceptual Group and President of Ad-Rio— Agência de Desenvolvimento Econômico do Estado do Rio de Janeiro (the Rio de Janeiro State Development Agency). He holds a mechanical engineering degree from Technische Hochschule in Munich.

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

Pedro Jorge Filho. Mr. Jorge is an officer of Ultrapar since April 2005. He has been with the company since 1977, and has held a number of positions with the company, including officer at Utingás and director of Engineering and Marketing at Ultragaz. Mr. Jorge was also responsible for the south-eastern and central-western regions. Mr. Jorge Filho became Ultragaz’s chief operating officer in 2002. He holds a degree in Industrial and Chemical Engineering from Universidade Mackenzie. He also holds a certificate from the Advanced Management Program at INSEAD, in Fontainebleau, France in 1998, and from the program “HR’s – Contribution to Continous Improvement” at Instituto IESE of Universidade de Navarra—Barcelona, Spain in 1999.

Eduardo de Toledo. Mr Toledo is an officer of Ultrapar since April 2005. He joined the company in 1987 at Ultrapar controlling area. Mr. Toledo was responsible for the treasury department between 1990 and 1996. From 1996 to 2003, he has held the position of Administrative and Controlling Officer at Oxiteno. Mr. Toledo has been Ultracargo’s Chief Operating Officer since 2003. He is also member of the board of directors of Odontoprev S.A. He holds Bachelor of Science degrees in Industrial Engineering (Escola Politécnica da Universidade de São Paulo) and Economics (Faculdade de Economia e Administração da Universidade de São Paulo). Mr. Toledo received a degree in the “International Executive Program” at INSEAD, in Fontainebleau, France in 1995. He taught, for 4 years, the subject of Introduction to Accounting and Expense at Fundação Carlos Alberto Vanzolini – Universidade de São Paulo.

B. Compensation

For the year ended December 31, 2005, the aggregate compensation of our directors and executive officers was approximately R$11.8 million. A portion of such amount is represented by variable compensation, dependent on business performance as measured by metrics such as Economic Value Added—EVA and adjusted EBITDA. Except for the expenses related to Ultraprev—Associação de Previdência Complementar, known as Ultraprev, which manages our pension plan, we have not set aside or accrued any additional amounts for pension, retirement or similar benefits for our directors and executive officers. See “—Employees.”

On April 27, 2001, the General Shareholders’ Meeting approved a plan for granting stock options (“The Stock Option Plan”) to members of management and employees in executive positions in the Company and its subsidiaries. On November 26, 2003, the Extraordinary General Shareholders’ Meeting approved certain amendments to the original plan of 2001 (the “Deferred Stock Plan”). In the Deferred Stock Plan, certain members of management have the voting and economic rights of preferred shares held as treasury stock and the ownership of these shares is retained by Ultrapar. The Deferred Stock Plan provides for the transfer of the ownership of the shares to those eligible members of management after ten years from the initial concession of the rights subject to uninterrupted employment of the Deferred Stock Plan participant by the Company during the period. The Board of Directors determines the number of shares to which each eligible participant shall have rights. The total number of shares to be used for the Deferred Stock Plan is subject to the availability in treasury of such shares. It is incumbent on Ultrapar’s executive officers to select the members of management eligible for the plan and propose the number of shares in each case for approval by the Board of Directors. As of December 31, 2005, the amount granted to the Company’s executives, including tax charges, totaled R$8.9 million. This amount is amortized over a ten year period, the amortization for 2005 amounts to R$776 thousand and is recorded as an operational expense for 2005.

C. Board Practices

We are managed by our board of directors (i.e., Conselho de Administração) and by our executive officers (i.e., Diretoria). Prior to December 20, 2002, our Board of Directors was limited to six members. Pursuant to our amended by-laws, our Board of Directors must consist of a minimum of four and a maximum of seven members. Our Board of Directors consists of seven members, of which four are independent, non- executive members and two are executive officers. Our Board of Directors generally meets quarterly or whenever called by its chairman or by any two directors. During 2005, fourteen board meetings were held. Each meeting of the Board of Directors requires a quorum of a minimum of three members, including the chairman or the vice-chairman. The Board of Directors is responsible for our general policies, for electing our executive officers and supervising their management, and for deliberating on capital increases up to the authorized capital, distributions of dividends and interest on shareholders’ equity, investments in other companies, our dissolution or incorporation and the appointment of independent auditors. Pursuant to Brazilian law, each member of the Board of Directors must hold at least one of our common or preferred shares and be elected by the holders of our common shares at the General Shareholders’ Meeting.

Members of the Board of Directors are elected by the common shareholders for a period of one year and may be reelected. According to Law 10,303/2001, minority shareholders that together hold common shares representing at least 15% of the voting capital, are entitled to appoint one Board member. Holders of preferred shares representing 10% or more of our capital stocks have the right to elect one member of our Board of Directors. Minority holders of our voting shares and preferred shareholders that do not represent the minimum percentage required for the right to elect a member of the Board of Directors in the manner described above may jointly elect a single member to the Board. In this case such shareholders should jointly represent a minimum of 10% of the corporate capital. Until the general shareholders’ meeting of 2005, preferred shareholders had the right to elect a Board member from a short list of three names drawn up by the controlling shareholder. As from the general shareholders’ meeting of 2006, the election of this member will be unrestricted. In 2002, we granted our minority shareholders the right to elect a member of our Board of Directors, a corporate governance change that Brazilian companies were not required to make until 2006.

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

Executive Officers

Our executive officers include our chief executive officer and a minimum of three and a maximum of five other members. Each of our current executive officers has been appointed by the Board of Directors for a one-year term, which began on April 27, 2006, and they may remain in office until the Board of Directors meeting that will appoint the executive officers in 2007. Sitting members can be reelected for additional one-year terms.

Fiscal Council and Audit Committee

Brazilian Corporate Law requires us to establish a Fiscal Council (conselho fiscal), which may be permanent or temporary. A permanent Fiscal Council is required to be formed when requested by 10% of our voting shareholders or 5% of our non-voting shareholders in a general shareholders’ meeting. Once formed, a permanent Fiscal Council remains in place indefinitely without any further action required by our shareholders. A temporary Fiscal Council is also required to be formed when requested by 10% of our voting shareholders or 5% of our non-voting shareholders in a general shareholders’ meeting, but remains in place only until the following general shareholders’ meeting. At such general shareholders’ meeting the temporary Fiscal Council may be reconstituted by our shareholders. In July 2005, following the request of the required percentage of shareholders, our by-laws were revised to provide for a Fiscal Council with permanent activities. Our Fiscal Council acts as an audit committee pursuant to the requirements of the Sarbanes-Oxley Act. Under Rule 10A-3(c)(3) of the Exchange Act, non-U.S. issuers, such as Ultrapar, are exempt from the audit committee requirements of Section 303A of the New York Stock Exchange Listed Company Manual if they establish, according to their local law or regulations, another body that acts as an audit committee.

Our Fiscal Council is comprised of five members and their respective alternate members. The Fiscal Council is a separate corporate body independent of our management and our external independent registered public accounting firm. According to the Brazilian Corporate Law, the Fiscal Council must meet at least four times per year. Since its establishment, in July 2005, our Fiscal Council has been meeting on a monthly basis, and in 2005, they held five meetings. Our Fiscal Concil is responsible for reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with applicable accounting, internal control and auditing requirements and in compliance with the provisions of Brazilian corporate law; the forms of the CVM and requirements for listing on the BOVESPA; the rules of the SEC and the requirements for listing on the New York Stock Exchange. Our Fiscal

Council also (1) makes recommendations to our board of directors regarding the appointment, retention and oversight of our independent auditors, (2) discusses matters related to interim and annual financial statements with the management of the company and the independent auditors, (3) reviews and evaluates the performance of internal auditing and (4) discusses matters related to effectiveness of the internal controls of the company with management and independent auditors. Our Fiscal Council is supporting the implementation by the company of improved procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. Our Fiscal Council may hire outside advisors to assist it with matters related to the course of their duties, and such expenses are covered by the company.

The members of our Fiscal Council are elected by our shareholders at the annual general shareholders’ meeting for one-year terms and are eligible for reelection. The terms of the members of our Fiscal Council expire at the next annual general shareholders’ meeting. Under the Brazilian Corporation Law, individuals who are members of our board of directors or our board of executive officers or are employees or spouses or relatives of any member of our management are not eligible to serve on the Fiscal Council. To be eligible to serve on our Fiscal Council, a person must be a resident of Brazil and either a university graduate or has been a company officer or Fiscal Council member of another Brazilian company for at least three years prior to election to our Fiscal Council.

On April 27, 2006, the General Shareholders’ Meeting approved compensation for the members of the Fiscal Council of R$6,000 per month for each effective (non-alternate) member.

The following table lists the current members of our Fiscal Council and their alternates who served on the Fiscal Council during 2005:

Name	First Year of Appointment
Wolfgang Eberhard Rohrbach	2005
John Michael Pimenta de Moraes Streithorst	2005
Ricardo José Arruda de Negreiros (alternate)	2005
Flavio César Maia Luz	2005
Argemiro Pasetto Jr. (alternate)	2005
Mário Probst	2005
Katuyoshi Utiyama (alternate)	2005
Raul Murgel Braga	2005
Pedro Ozires Predeus (alternate)	2005

An election of the Fiscal Council was held on April 27, 2006, which reelected all the members and elected an alternate member for Wolfgang Eberhard Rohrbach, Miss Tânia Maria Camilo.

Summarized below is information regarding the business experience, areas of experience and principal outside business interests of the current members of our Fiscal Council.

Flavio César Maia Luz. Mr. Luz is our Fiscal Council member since 2005. Mr. Luz is corporate and finance vice-president of Cofra Latin America Ltda – C&A Group since 2001. From 1999 to 2001, Mr. Luz served as executive director and Vice-President of the board of directors at Eletropaulo. From 1976 to 1998, Mr. Luz worked at Duratex, where he occupied the Executive Vice-President position from 1993 to 1998. Mr. Luz received a degree in civil engineering from Escola Politécnica da Universidade de São Paulo and a post-graduate degree in business administration from Escola de Administração de Empresas de São Paulo da Fundação Getúlio Vargas. He also holds certificates of continuing education programs in the Finance and Marketing areas, from Harvard Business School and Stanford University, respectively.

Mario Probst. Mr. Probst served as partner at KPMG Auditores Independentes from 1991 to 2004, and is currently retired. Mr. Probst is a counselor at Fundação Viconde de Porto Seguro and a member of Fiscal Council at Hospital Alemão Oswaldo Cruz. Mr. Probst received a degree in business administration from Escola de Administração de Empresas de São Paulo da Fundação Getúlio Vargas and accountancy from Faculdade de Ciências Políticas e Econômicas do Rio de Janeiro.

John MichaelPimenta de Moraes Streithorst. Mr. Streithorst manages the private equity department at Neo Gestão de Recursos Ltda. Mr. Streithorst has formerly served as partner-director of Icatu Equity Partners, which main partners are Icatu Group, Prudential Insurance, Banco Alfa S.A., Unibanco S.A. and the IFC. Mr. Streithorst has also served as member of the board of directors and the Fiscal Council of many companies such as Brazil Fast Food (controlling shareholder of Bob’s Fast Food and listed at NASDAQ), American Glass Products, Refrigerantes Frevo and Biscoitos Mabel. He was executive officer at Idéiasnet S.A. and has formerly worked with the Capital Markets and Mergers and Acquisition departments at Banco Icatu and Banco Pactual, respectively. Mr. Streithorst received a degree in Computer Science from Universidade de Campinas – Unicamp.

Raul Murgel Braga. Mr. Braga served as legal consultant at Ultrapar until 1992 and at Getec Group until 1997. He also served as President of Ultraprev, President of the Fiscal Council at Copene - Petroquímica do Nordeste S.A. and Globex, until March, 2002 and April, 2005, respectively, and as a member of the Fiscal Council at Oxiteno S.A. until December 2002. Mr. Braga received a law degree from Faculdade Nacional de Direito da Universidade do Brasil, in Rio de Janeiro.

Wolfgang Ebehard Rohrbach. Mr. Rohrbach is the investment controller at Monteiro Aranha Group, and a member of the Fiscal Council of its affiliates, including Klabin S.A. Mr. Rohrbach also served as member of the Fiscal Council at Ericsson, Volkswagen do Brasil, Matel Tecnologia de Teleinformática S.A. – MATEC and Oxiteno S.A. Indústria e Comércio. As member of the Fiscal Council of Ericsson do Brasil he introduced the Audit Committee in the company. Mr. Rohrbach received a degree in economics from Universidade de São Paulo.

Corporate Governance

We are incorporated under the laws of Brazil and we are subject to Brazilian laws related to corporate governance. Under Brazilian law, there are no regulatory requirements with respect to corporate governance such as (i) the independence of our Board of Directors, (ii) meetings of non-management directors, (iii) the establishment and composition of certain board committees or (iv) the adoption and disclosure of corporate governance guidelines or codes of business conduct and ethics. As a non-U.S. issuer we are exempt from adopting certain New York Stock Exchange corporate governance requirements and other requirements will only apply to us in the future. However, we aim to ensure that best practices, recommendations and standards of corporate governance are employed in our functioning and operations. We have adopted corporate governance guidelines, such as the requirement that a majority of the members of the Board of Directors be independent, the implementation of a code of ethics for senior officers and the implementation of the audit committee, which we believe are in compliance with applicable U.S. corporate governance requirements.

In 2000, the São Paulo Stock Exchange, or the BOVESPA, introduced three special listing segments, known as Level 1 and 2 of Differentiated Corporate Governance Practices and New Market (Novo Mercado), aiming at fostering a secondary market for securities issued by Brazilian companies with securities listed on the BOVESPA, by prompting such companies to follow good practices of corporate governance. The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law. These rules generally increase shareholders’ rights and enhance the disclosure of information provided to shareholders.

In October 2005, we entered into an agreement with the BOVESPA and have complied with the requirements to become a Level 1 company. In becoming a Level 1 company, we have:

•	ensured that shares representing at least 25% of our total share capital are available for trading;

•	adopted offering procedures that favor widespread ownership of our shares whenever making a public offering;

•	complied with minimum quarterly disclosure standards;

•	followed stricter disclosure policies with respect to transactions involving our securities made by our controlling shareholder and our directors and executive officers;

•	disclosed any existing shareholders agreements and stock option plans; and

•	made a schedule of corporate events available to our shareholders.

D. Employees

As of December 31, 2005, we had 6,992 employees.

The following table sets forth our number of employees per line of business at the dates indicated.

	Number of employees
	2005	2004	2003
Ultragaz	4,424	4,438	4,381
Oxiteno	1,210	1,121	1,078
Ultracargo	1,151	966	815
Others(1)	207	199	191
Ultrapar	6,992	6,724	6,465

(1)	Includes headquarters personnel from the maintenance, IT, finance and accountant departments.

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

In February 2001, our Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by Ultrapar and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev—Associação de Previdência Complementar, known as Ultraprev, since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective contribution in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective contribution over a period of 5 to 25 years. The sponsoring company does not guarantee the amounts or the duration of the benefits received by each employee that retires. The total number of participating employees as of December 31, 2005 was 5,975.

E. Share Ownership

In accordance with our by-laws, there are two classes of capital stock authorized and outstanding, the common shares and the preferred shares, of which only the common shares have voting rights.

The table below sets forth the number of our total shares (common and preferred shares) beneficially owned by each of our directors and executive officers as of April 30, 2006, including through their participation in our controlling parent company Ultra S.A. Participações.

	Common		Preferred		Total
	Shares	%	Shares	%	Shares	%
Board of directors
Paulo Guilherme Aguiar Cunha(1) (2)	4,414,893	10%	4,448	0%	4,419,341	5%
Lucio de Castro Andrade Filho(1) (2)	1,392,038	3%	2	0%	1,392,040	2%
Ana Maria Levy Villela Igel(1)	9,039,645	18%	846,708	3%	9,886,353	12%
Olavo Egydio Monteiro de Carvalho	406,779	1%	78,965	0%	485,744	1%
Renato Ochman	15	0%	2	0%	17	0%
Nildemar Secches	15	0%	2	0%	17	0%
Paulo Vieira Belotti	15	0%	2	0%	17	0%
Executive officers
Fabio Schvartsman(1)	592,246	1%	—	0%	592,246	1%
Pedro Wongtschowski(1)	592,246	1%	—	0%	592,246	1%
Pedro Jorge Filho	—	0%	69,975	0%	69,975	0%
Eduardo de Toledo	—	0%	69,975	0%	69,975	0%
Board of directors and Executive officers	16,437,894	33%	1,070,078	3%	17,507,972	22%
Total	49,429,897		31,895,512		81,325,409

(1)	Individuals who beneficially own shares primarily through their participation in the holding company Ultra S.A. Participações. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”
(2)	These individuals are also executive officers.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The table below shows the current capital stock of Ultrapar, after giving effect to the transactions below:

	Common		Preferred		Total
	Shares	%	Shares	%	Shares	%
Shareholders
Ultra S.A. Participações	32,646,696	66%	12	0%	32,646,708	40%
Parth Investments Company(1)	9,311,730	19%	1,396,759	4%	10,708,489	13%
Monteiro Aranha S.A.	5,212,637	11%	1,011,888	3%	6,224,525	8%
Ultra-DI Participações S.A.(1)	490,095	1%	73,514	0%	563,609	1%
Others	1,768,739	3%	29,413,339	93%	31,182,078	38%
Total	49,429,897	100%	31,895,512	100%	81,325,409	100%

(1)	Parth Investments Company and Ultra-DI Participações S.A., which together hold 19.8% of our common shares, are controlled by Daisy Igel.

At our Board of Directors’ meeting held on February 2, 2005, our directors approved a stock dividend of 10,453,690,324 preferred shares of Ultrapar, or 15 shares for each 100 outstanding common or preferred shares on February 16, 2005. As a result of the stock dividend, we have issued 10,453,690,324 new preferred shares to our shareholders through a capitalization of reserves.

At an extraordinary shareholders’ meeting held on February 22, 2005, our shareholders approved the issuance of additional 1,838,728,517 preferred shares by us to permit certain shareholders, including Ultra, to exchange common shares of Ultrapar held indirectly by them into preferred shares at a ratio of one common share for one preferred share according to the provisions of the Ultra S.A. Shareholders Agreement. Common shares tendered for exchange into preferred shares were cancelled.

On April 27, we concluded the primary and secondary distribution of our preferred shares. The distribution comprised the secondary public distribution of 7,869,671,318 preferred shares owned by Monteiro Aranha S.A. and certain shareholders of Ultra S.A., and 1,180,450,697 new preferred shares issued by the company and object of the primary distribution. At the end of the primary and secondary offering total capital amounted to 81,325,410 thousand shares, being 49,429,897 thousand common shares and 31,895,513 thousand preferred shares.

At a special meeting of our shareholders held on July 20, 2005, our shareholders approved a reverse stock split of all our issued common and preferred shares. As a result, each 1,000 shares of any class would be converted into 1 share of each such class. In connection with this reverse stock split, we authorized a change to the ADS ratio of our ADR program from 1 ADS representing 1,000 preferred shares to 1 ADS representing 1 preferred share. This reverse stock split and ratio change became effective on August 23, 2005. As a result of the stock split, we have amended our by-laws.As of April 30, 2006, we had 81,325,409 shares outstanding, with 49,429,897 common shares and 31,895,512 preferred shares.

Ownership And Capital Structure Of Ultra S.A. Participações

As of April 30, 2006, Ultra S.A. Participações, or Ultra S.A., owned approximately 66% of Ultrapar’s voting shares. Historically, the voting stock of Ultra S.A. was owned primarily by two holding companies, Igel Participações S.A. and Avaré Participações S.A., owned primarily by members of the Igel family and certain members of our senior management, respectively. Igel Participações S.A. and Avaré Participações S.A. were dissolved on December 16, 2004, and the shares of Ultra owned by these companies were distributed to their respective shareholders.

As of April 30, 2006, the capital stock of Ultra S.A. was owned as follows:

	Common		Preferred		Total
	Shares	%	Shares	%	Shares	%
Shareholders
Fabio Igel	5,912,469	9%	1,768,275	7%	7,680,744	9%
Rogério Igel	4,634,187	7%	1,130,519	4%	5,764,706	7%
Joyce Igel de Castro Andrade	6,876,246	11%	2,062,989	8%	8,939,235	10%
Marcia Igel Joppert	6,876,246	11%	2,062,988	8%	8,939,234	10%
Christy Participações Ltda	6,425,199	10%	4,990,444	20%	11,415,643	13%
Others	3,750,831	6%	932,571	4%	4,683,402	5%
Shareholders	34,475,178	55%	12,947,786	51%	47,422,964	54%

Directors and officers
Paulo Guilherme Aguiar de Cunha	11,974,109	19%	—	—	11,974,109	14%
Ana Maria Levy Villela Igel	9,764,689	15%	12,395,100	49%	22,159,789	25%
Lucio de Castro Andrade Filho	3,775,470	6%	—	—	3,775,470	4%
Fabio Schvartsman	1,606,301	3%	—	—	1,606,301	2%
Pedro Wongtschowski	1,606,301	3%	—	—	1,606,301	2%

Directors and Officers	28,726,870	45%	12,395,100	49%	41,121,970	46%

Total	63,202,048	100%	25,342,886	100%	88,544,934	100%

All of the securities are held in Brazil and there are 18 record holders of these securities in Brazil.

Shareholders’ Agreements

On March 22, 2000, our controlling shareholders entered into a shareholders’ agreement designed to ensure the equal treatment of all non-controlling shareholders in the event of any change in control. On May 18, 2004, the Extraordinary General Shareholders Meeting and the Special Meeting of Preferred Shareholders approved an amendment of our by-laws to register tag along rights for all Company shareholders, at 100% of the offer price. The registration of the tag along rights in our by-laws is intended to improve on the rights already conceded through the Shareholders Agreement.

On September 22, 2004, the shareholders of Ultra S.A. entered into a new Shareholders’ Agreement (the “New Shareholders’ Agreement”) replacing a prior Shareholders’ Agreement entered into on May 22, 1997, to ensure the continuation of the controlling shareholder block upon the contemplated dissolution and distribution of Ultra S.A. shares held by its shareholders, Igel Participações S.A. and Avaré Participações S.A.

The New Shareholders’ Agreement has a term of five years from December 16, 2004 and provides principally that:

•	all shares of Ultrapar that are held by Ultra will be voted as a block;

•	the Ultra S.A. shares will be voted in accordance with the instructions of the absolute majority of its common shares except for certain significant matters (including changes to the by-laws of either company, changes to our capital structure, mergers, material acquisitions or sales of assets, and election of Board members) which require the vote of 66% of the common shares.

•	the Chairman of our Board of Directors must convene a meeting of, and provide all requested information and available documents to, all parties to the New Shareholders’ Agreement before or after any meeting of our Board of Directors considering key issues such as our strategic plan and general policies, our organizational structure, the election of executive officers, our dividend policy, and any other material decisions as determined by the Board of Directors.

•	any party purchasing shares of Ultra S.A. must agree to be bound by the terms of the New Shareholders’ Agreement; and

•	any party to the New Shareholders’ Agreement may exchange his or her shares in Ultra S.A. into our preferred shares at an exchange ratio necessary to obtain the same percentage of our capital stock as was held in Ultra S.A., unless the exchange would result in (i) Ultra S.A. no longer having more than the majority of our voting shares or (ii) a violation of the number of preferred shares as a percentage of total capital stock legally permitted to be issued by us or by Ultra S.A.

B. Related Party Transactions

None of the members of our board of directors or executives or their family members has any direct participation in any material transaction involving the Company or that is relevant to our businesses.

Utingás’s by-laws provide for each of its shareholders to use a proportion of Utingás’s total storage capacity equal to such shareholder’s proportionate ownership of Utingás. Accordingly, Ultragaz is entitled to use 4.2 thousand tons of LPG storage capacity at Utingás’s facilities, reflecting Ultragaz’s 56% ownership in Utingás. The amount of payments made by Ultragaz to Utingás in 2005 with respect to the use of storage capacity at Utingás’s facilities totaled R$2.8 million.

See Note 20 to our consolidated financial statements for a detailed breakdown of related party transactions as of December 31, 2005.

C. Interests of Expert and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

For our consolidated financial statements and notes thereto see “Item 18. Financial Statements.”

Dividend and Distribution Policy

Dividend policy

The by-laws of a Brazilian company may establish a minimum percentage of the profit that must be paid to shareholders as mandatory dividends. The amounts due as dividends may be paid as interest on net equity. Our by-laws provide for a mandatory distribution equal to 50% of the Distributable Amount (as defined below). In addition, until May 18, 2004, under our by-laws, the amount we distributed in respect of each preferred share was equal to 110% of the amount we distributed in respect of each of our common shares. On May 18, 2004, we held an Extraordinary General Meeting which approved amendments of our by-laws. The amendments were (i) the registration in our by-laws of tag along rights for all Company shareholders, at 100% of the offer price which provisions were previously provided for in our 2000 shareholders’ agreement; and (ii) to make the dividend right of preferred shareholders equal to those of common shareholders by abolishing the right of preferred shareholders to receive dividends at least 10% (ten percent) higher than those received by common shareholders.

Brazilian corporate law defines the “net profit” as the results of the relevant fiscal year, reduced by accumulated losses of prior fiscal years, provisions for income tax and social contribution on the net profit for such fiscal year, and amounts allocated to employees’ and management’s participation on the results in such fiscal year. The amount available for distribution of dividends, referred to as the “Distributable Amount,” is the net profit, as reduced or increased by the following:

•	amounts allocated to the legal reserve;

•	amounts allocated to the statutory reserve, if any;

•	amounts allocated to the contingency reserve, if required;

•	amounts allocated to the unrealized profit reserve;

•	amounts allocated to the retained profit reserve;

•	reversions of reserves registered in prior years, in accordance with Brazilian GAAP; and

•	reversions of the amounts allocated to the unrealized profit reserve, when realized and not absorbed by losses.

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

Statutory reserves. Under Brazilian corporate law, any corporation may create statutory reserves, in which case it shall be provided in its respective by-laws. In this case, the by-laws must also indicate the reserve purpose, allocation criteria and maximum amount of reserve. Our by-laws do not provide for, and thus we do not maintain, a statutory reserve.

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

As an alternative form of payment of dividends, Brazilian companies may distribute interest attributed to shareholders’ equity, which payments may be treated by a company as a deductible expense for income tax and social contribution purposes. Payments of interest attributed to shareholders’ equity may be made at the discretion of our Board of Directors, subject to the approval of the holders of our common shares. Payments of interest attributed to shareholders’ equity, net of withholding tax, may be used to satisfy a company’s mandatory distribution obligation. This interest is calculated in accordance with the daily pro rata variation of the Brazilian government’s long-term interest rate, (TJLP), as determined by the Central Bank from time to time, and cannot exceed the greater of:

•	50% of net income (after the deduction of the social contribution on profits and before the provision for corporate income tax and the amounts attributable to shareholders as net interest on equity) related to the period in respect of which the payment is made; or

•	50% of the sum of retained profits and profit reserves in the beginning of the period with respect to which the payment is made.

Under Brazilian corporate law, a company may suspend the mandatory distribution either in the form of dividends or payments of interest on shareholders’ equity if the shareholders at the general shareholders’ meeting determine, based on the Board of Directors’ proposal, which is reviewed by the Fiscal Council, that payment of the mandatory distribution for the preceding fiscal year would be inadvisable in light of the company’s financial condition. Our managers must report to the CVM such suspension within five days of the relevant general shareholders’ meeting. Under Brazilian law, mandatory distributions that are suspended and not offset against losses in future years must be paid as soon as the financial condition of the company permits.

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

For 2005 and 2004, we declared dividends to our shareholders in the amounts of R$157 million and R$164 million, corresponding to 53% and 40% of our net income for each period, respectively.

The following table sets forth the dividends per share distributed by us with respect to our capital stock in the past five years.

Dividend history

Year declared	Common shares	Preferred shares	Common shares	Preferred shares
	(in reais per share)		(in U.S.$ per share) (1)
2001(2)	4.20	4.63	1.61	1.77
2002(2)	1.00	1.09	0.30	0.33
2003(2)	1.01	1.11	0.34	0.38
2004(2)	2.36	2.36	0.84	0.84
2005	1.94	1.94	0.83	0.83

(1)	The amounts in reais have been converted into dollars using the exchange rates at each respective payment date.
(2)	Dividends per share were not retroactively adjusted for the stock dividend described under “Item 4B. Business Overview.”

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

Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the Custodian on behalf of the Depositary. The Custodian will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the Depositary for distribution to holders of ADSs. See “Description of American

Depositary Receipts” in our Registration Statement filed on Form F-1, declared effective on April 12, 2005. In the event that the Custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that may occur before such dividends are converted and remitted. See “Item 3A. Selected Consolidated Financial Data—Exchange Rates” and “Item 3D. Risk factors—Risks Relating to Brazil.” Dividends in respect of the preferred shares paid to shareholders who are not Brazilian residents, including holders of ADSs, are exempt from Brazilian withholding tax except for dividends declared based on profits generated prior to December 31, 1995. Distributions of interest on net worth are currently subject to withholding tax at a rate of 15%, or 25% in the case of a shareholder domiciled in a tax haven. See “Item 10E. Taxation—Brazilian Tax Consequences.”

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

Labor matters

We are involved in legal proceedings with former and current employees mainly relating to overtime, health and safety premiums and job reintegration. Although we cannot estimate the exact amount involved in these labor claims, we believe in the event they are decided against us they would not, collective or individually, have a material adverse effect on our financial condition or results of operation. Our total payments relating to labor matters, charged as operational expenses to the consolidated statement of income, were R$3.0 million in 2005, R$4.2 million in 2004 and R$3.5 million in 2003.

The Petrochemical Industry Labor Union, of which the employees of our indirect subsidiary Oxiteno Nordeste S.A. Indústria e Comércio are members, filed a lawsuit against Oxiteno Nordeste in 1990, demanding that Oxiteno Nordeste comply with salary adjustments set forth in applicable collective labor agreements, in lieu of the salary policies Oxiteno Nordeste effectively followed. The union also proposed a new collective bargaining agreement, which included an interpretation and clarification of the fourth clause of the previous collective bargaining agreement, which described the relevant salary policies that Oxiteno Nordeste was to follow. Based on the opinion of our legal counsel, who analyzed the last decision of the Federal Supreme Court (STF) on the collective bargaining agreement as well as the status of the individual lawsuit of our subsidiary regarding such agreement, our management believes that an accrual for a potential loss was not necessary as of December 31, 2005. See Note 19 (a) to our consolidated financial statements.

Civil claims

The civil claims against us relate mainly to accidents originated from fires or explosions of LPG cylinders and traffic accidents with Ultragaz and Ultracargo trucks.

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

Ultragaz is a defendant in legal suits filed in the state of São Paulo relating to damages caused by an explosion in 1996 in a shopping mall in the city of Osasco. The largest single claim involving Ultragaz is an insurance subrogation claim filed with the 38° Civil Court of the City of São Paulo for approximately R$9 million brought against Ultragaz, the builder of the shopping mall, the management of the shopping mall and the engineer responsible for the building’s project. This claim is currently being reviewed by the superior courts of the State of São Paulo. Between 1996 and 2002, individual suits were filed by victims of the explosion claiming damages from Ultragaz for the loss of economic benefit and for pain and suffering. Of the 54 lawsuits which have resulted in judicial decisions as of December 31, 2005, 53 were judgments favorable to us. The one unfavorable decision, which we may appeal, was for a damage amount of seventeen thousands reais. The plaintiffs have appealed to the superior courts of the State of São Paulo. Only one of the cases was decided in the court of appeal against us on a non-unanimous basis and the court awarded a low indemnity to the plaintiff. We have already appealed this decision. The remaining suits are currently awaiting decisions in the superior courts. In June 2002, the management of the shopping mall filed a suit against Ultragaz with the 37° Civil Court of the City of São Paulo for the reimbursement of medical and legal fees as well as expenses relating to the reconstruction of the mall. No ruling has yet been given on this suit. In 2003, a civil action was filed against Ultragaz and the management of the shopping mall by an association for the protection of the victims of the explosion. In March 2006, the judge of the 5º Civil Court of the City of Osasco decided the claim in our favor based on the complete lack of evidence of any responsibility of Ultragaz in relation to the explosion. Ultragaz believes that it has produced evidence that defective gas pipes in the shopping mall caused the accident and that Ultragaz’s on-site LPG storage facilities did not contribute to the explosion.

Tax matters

We filed suits challenging the constitutionality of several taxes applicable to us. Among the main tax matters are individual lawsuits filed by Ultragaz, Oxiteno and some of our subsidiaries against the Brazilian tax authorities contesting the increase in certain taxes introduced by Law 9,718 of November 28, 1998. We obtained injunctions to pay contributions to PIS and COFINS without the changes introduced by Law 9,718 of November 28, 1998 in its original version. The ongoing questioning refers to the levy of these taxes on sources of income other than revenues. The unpaid amounts were recorded in our financial statements, totaling R$37.0 million as of December 31, 2005. Recently, the Federal Supreme Court (STF) decided a case with the same dispute in favor of the taxpayer. Although it is a favorable precedent, the decision does not automatically apply to lawsuits filed by other companies, since each company has to await judgment of its own lawsuit. In addition to the accrued amount, some of our subsidiaries have been unsuccessful in obtaining an injunction and, accordingly, have been paying the taxes. Thus, should there be final favorable outcomes for our subsidiaries in all lawsuits, we estimate that the total positive effect on income before income and social contribution taxes could reach R$56.5 million, net of attorney’s fees. In the event we lose these lawsuits, we would have to pay these provisioned amounts to the tax authorities, but this would not affect our statement of operations.

Utingás has been challenging an ISS (service tax) assessment issued by the municipal government of Santo André, in the state of São Paulo. Utingás’s legal advisors classify the risk as being low, since a significant portion of the lower-court decision on this matter was favorable to Utingás. Utingás’s positionis supported by the opinion of a tax specialist. The updated unprovisioned amount of the contingency as of December 31, 2005 was R$30.0 million. We believe that a reserve for a potential loss is not currently necessary.

Oxiteno and its subsidiary Oxiteno Nordeste accrued R$14.5 million for ICMS tax assessments that were adjudicated by lower-level administrative courts. Oxiteno and Oxiteno Nordeste are currently awaiting decision on the appeal.

On October 7, 2005, through our indirect subsidiaries in the LPG business, we filed for and obtained an injunction to support the offset of PIS and COFINS credits against other federal taxes, notably income and social contribution taxes. In accordance with this injunction, these subsidiaries have been making escrow deposits for these debits and recognizing the corresponding liability for this purpose.

We have other ongoing administrative and judicial proceedings. Our legal counsel classified the risks relating to these proceedings as possible and/or remote and, therefore, no reserves for potential losses relating to these proceedings have been recorded.

The table below summarizes our provisions related to legal proceedings as of December 31, 2005, 2004 and 2003:

	2005	2004	2003
	(in millions of reais)
Social contribution taxes on net income	9.3	2.9	2.9
Labor claims	—	2.0	0.9
PIS and COFINS on other gains	37.0	33.7	30.5
ICMS	14.5	9.4	0.0
Other	—	4.1	6.6

Total	60.8	52.1	40.9

Antitrust matters

CADE, the Brazilian antitrust authority, is currently reviewing our acquisition of the LPG distribution operations of Royal Dutch/Shell N.V.—Shell Gás in Brazil in August 2003. A subdivision of CADE (“Secretaria de Acompanhamento Econômico”) issued its opinion on the matter and approved the acquisition, but with a recommendation for us to sell the assets acquired in the States of Bahia and Sergipe. Two other subdivisions of CADE (“Secretaria de Direito Econômico”, or SDE, and “Procuradoria do CADE”) issued their opinions approving the transaction without restrictions. The transaction will soon be analyzed by CADE’s board (“Plenário”) and in our legal counsel’s opinion CADE will approve the acquisition without restrictions.

The subsidiaries Companhia Ultragaz S.A. and SPGás Distribuidora de Gás Ltda. are parties to an administrative proceeding at the SDE, in which they have been accused of engaging in anti-competitive practices in the State of Minas Gerais in 2001. In September 2005, the SDE issued a technical notice recommending CADE to rule against the companies involved in this proceeding. We believe that there is no evidence to support the allegations of anti-competitive practices. In view of the arguments presented by Companhia Ultragaz S.A. and SPGás Distribuidora de Gás Ltda., the fact that the technical notice has no binding effect on CADE’s decision, and our legal counsel’s opinion, the subsidiaries did not record a provision for this issue. Should CADE’s decision be unfavorable, the issue would be brought to judicial courts.

B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on The New York Stock Exchange, in U.S. dollars, and the preferred shares on the São Paulo Stock Exchange, in reais:

	New York Stock Exchange			São Paulo Stock Exchange
Year ended	HIGH	LOW	VOLUME(1)	HIGH	LOW	VOLUME(1)
	(in U.S.$ per ADS)			(in reais per preferred share)
December 31, 2001	10.75	4.95	21,107	21.65	14.00	24,653
December 31, 2002	9.55	5.00	17,582	26.40	18.10	40,360
December 31, 2003	12.97	6.41	16,739	37.70	21.95	39,398
December 31, 2004	20.00	8.70	21,409	53.50	27.10	71,265
December 31, 2005	14.44	13.83	57,368	32.76	31.50	79,784

Year ended December 31, 2004
First quarter	13.45	11.25	18,344	38.01	33.03	48,036
Second quarter	11.95	8.70	14,759	34.65	27.10	54,070
Third quarter	15.96	10.05	19,823	46.01	30.10	96,567
Fourth quarter	20.00	14.47	32,511	53.50	42.24	86,386

Year ended December 31, 2005
First quarter(2)	19.12	15.28	45,124	48.52	43.06	81,615
Second quarter(2)	19.43	15.35	73,161	45.00	41.10	95,090
Third quarter(2)	18.00	14.13	59,513	41.00	35.10	78,689
Fourth quarter(2)	17.40	13.36	50,841	38.75	32.31	64,515

Quarter ended March 31, 2006
First quarter(2)	18.37	17.66	96,398	39.80	32.44	73,065

Month ended
November 30, 2005(2)	16.43	16.01	76,953	35.90	32.30	48,970
December 31, 2005(2)	16.60	13.36	33,300	35.50	32.31	76,195
January 31, 2006(2)	15.51	15.05	90,385	34.05	32.50	61,600
February 28, 2006(2)	17.50	16.93	114,611	36.00	32.44	98,678
March 31, 2006(2)	18.37	17.66	86,583	39.80	35.40	63,487
April 30, 2006(2)	18.00	17.61	45,405	38.35	34.80	53,442

(1)	Average daily trading volume
(2)	Prices after giving effect to the stock dividend of 15 shares for each 100 shares approved at our Board of Directors meeting held on February 2, 2005

The prices and volumes are retroactively adjusted for the reverse stock split described under “Item 4A. History and Development of the Company.”

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

C. Material Contracts

In 1997, our indirect subsidiary Companhia Ultragaz issued U.S.$60 million in a 9% US dollar-denominated Eurobond due in 2005 with a put/call option exercisable in 2002. We and our subsidiary Ultragaz jointly, severally and unconditionally guaranteed this Eurobond and are thus subject to covenants which restrict, among other things, our ability to incur indebtedness, constitute liens, make dividend payments and other distributions and conduct sale-leaseback transactions, mergers and asset sales. None of these covenants have restricted our ability to conduct our ordinary course of business as of the date of this annual report. This Eurobond was purchased in June 2002 by our indirect subsidiary, LPG International Inc., with funds obtained from a syndicated loan, with maturity in August 2004. In January 2004, taking advantage of surplus international liquidity, this syndicated loan was refinanced through a new Eurobond issue by LPG with the same maturity of the original bond. On June 20, 2005, we entered in to a third supplemental indenture to this bond extending its maturity to 2020. Our indirect subsidiary Oxiteno Overseas Corporation is the new holder of the Eurobond, and financed the acquisition of this bond through a U.S.$60 million syndicated loan maturing in June 2008, at an annual interest rate of 5.05%.

On March 22, 2000, our controlling shareholders entered into a shareholders’ agreement designed to ensure the equal treatment of all non-controlling shareholders in the event of any change in control. On May 18, 2004, the Extraordinary General Shareholders Meeting and the Special Meeting of Preferred Shareholders approved an amendment of our by-laws to register tag along rights for all Company shareholders, at 100% of the offer price. The registration of the tag along rights in our by-laws is intended to improve on the rights already conceded through the Shareholders Agreement.

On September 22, 2004, the shareholders of Ultra S.A. entered into a new shareholders’ agreement replacing a prior shareholders’ agreement entered into on May 22, 1997, to ensure the continuation of the controlling shareholder block upon the contemplated dissolution and distribution of Ultra S.A. shares held by its shareholders, Igel Participações S.A. and Avaré Participações S.A. For information regarding the shareholders agreements, see “Item 7 – Major Shareholders and Related Party Transactions, Major Shareholders.”

On April 8, 2005, we completed our first issue of debentures, not convertible into shares of Ultrapar, unsecured and without special privileges, amounting to R$300 million with a term of 3 years, at a rate of 102.5% of CDI.

On December 20, 2005, Ultrapar, through its subsidiary LPG International Inc., issued U.S.$250 million in notes in the international market, with the aim of lengthening the company’s debt profile, financing possible acquisitions and other corporate purposes. The notes mature in December 2015, have a coupon of 7.25%pa and were priced at 98.75% of par value, resulting in a yield to maturity of 7.429%pa. Standard & Poor’s assigned its BB+ credit rating on a global scale for the company and the securities issued. The credit rating is above the credit rating of Brazilian sovereign debt and only one degree below that of investment grade. The notes:

•	are unsecured unsubordinated obligations of LPG International Inc., ranking equally in right of payment with all existing and future unsecured unsubordinated obligations of LPG International Inc.;

•	are issued in an original aggregate principal amount of U.S.$250,000,000 in minimum denominations of U.S.$100,000 of original principal amount and integral multiples of U.S.$1,000 above such amount;

•	bear interest commencing the date of issue at 7.25% per annum on the outstanding principal amount, payable semiannually on each June 20 and December 20 of each year, commencing June 20, 2006 to holders of record on the June 5 or December 5 immediately preceding the interest payment date;

•	bear interest on overdue principal, and pay interest on overdue interest, at 1% per annum higher than the per annum rate set forth on the cover of the offering memorandum for the notes;

The notes will be redeemable at the option of LPG International Inc. at any time or from time to time prior to their maturity, upon no more than 60 and not less than 30 days’ notice to the noteholders by mail. LPG International Inc. may redeem the notes either as a whole or in part at a redemption price equal to the greater of (i) 100% of the principal amount of the notes being redeemed and (ii) the sum of the present values of each remaining scheduled payment of principal and interest thereon (exclusive of any such interest accrued to the date of redemption) discounted (for purposes of determining present value) to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 50 basis points, plus accrued interest thereon to the date of redemption.

The guarantees for the notes are unsecured unsubordinated obligations of Ultrapar and Oxiteno, ranking equally in right of payment with all existing and future unsecured unsubordinated obligations of Ultrapar and Oxiteno.

The notes and the guarantees have the benefit of registration rights pursuant to a Registration Rights Agreement dated as of December 20, 2005, under which the notes and the guarantees will be required to be exchanged for notes and guarantees identical in terms to the original notes and guarantees except for restrictions on transfer, in a transaction registered with the Securities and Exchange Commission, prior to September 30, 2006.

Other material contracts are described in other sections of this report. For information regarding the acquisition of Shell Gás, see “Item 4A.—History and Development of the Company—Investments—Equity Investments”. For information regarding our contract with Braskem relating to the supply of ethylene, see “Item4B.—Business Overview—Petrochemicals and Chemicals—Oxiteno—Raw materials” and “Item 5F.—Tabular Disclosure of Contractual Obligations.” For information regarding our take or pay contract with CODEBA, see “Item 5F.—Tabular Disclosure of Contractual Obligations.”

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

Under Resolution 2,689, a non-Brazilian investor must:

•	appoint at least one representative in Brazil, with powers to perform actions relating to its investment;

•	appoint an authorized custodian in Brazil for its investment;

•	register as a non-Brazilian investor with the CVM; and

•	register its foreign investment with the Central Bank.

Additionally, the investor operating under the provisions of Resolution 2,689 must be registered with the Brazilian internal revenue service (“Receita Federal”) pursuant to the latter’s Regulatory Instruction 568, dated as of September 8, 2005. This registration process is undertaken by the investor’s legal representative in Brazil.

Securities and other financial assets held by non-Brazilian investors pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or through organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will. See “Item 10E. Taxation—Brazilian Tax Consequences” for more information.

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

Before March 14, 2005, there were two principal foreign exchange markets in Brazil, in which notes were freely negotiated but could be strongly influenced by Central Bank intervention:

•	the commercial rate exchange market dedicated principally to trade and financial foreign exchange transactions such as the buying and selling of registered investments by foreign entities, the purchase or sale of shares, or the payment of dividends or interest with respect to shares; and

•	the floating rate exchange market that was generally used for transactions not conducted through the commercial foreign exchange market.

On March 4, 2005, the National Monetary Council enacted Resolution No. 3265, pursuant to which the commercial rate exchange market and the floating rate exchange market were unified in a sole exchange market, effective as of March 14, 2005. The new regulation allows, subject to certain procedures and specific regulatory provisions, the purchase and sale of foreign currency and the international transfer of reais by a person or legal entity, without limitation of the amount involved, provided that the transaction is legal.

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

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of preferred shares or ADSs.

Brazilian Tax Consequences

General. The following discussion summarizes the main Brazilian tax consequences of the acquisition, ownership and disposition of our preferred shares or ADSs, as the case may be, by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and, in the case of preferred shares, has registered its investment in such securities with the Central Bank as a U.S. dollar investment (in each case, a Non-Brazilian Holder). The following discussion does not address all of the Brazilian tax considerations applicable to any particular Non-Brazilian Holder. Therefore, each Non-Brazilian Holder should consult his or her own tax adviser concerning the Brazilian tax consequences of an investment in our preferred shares or ADSs.

Taxation of dividends. Dividends paid by us, including stock dividends and other dividends paid in property, to the depositary in respect of the preferred shares, or to a Non-Brazilian Holder in respect of preferred shares, are currently exempted from withholding tax in Brazil to the extent that the dividends are paid out of profits after January 1, 1996. Dividends relating to profits generated prior to January 1, 1996 may be subject to Brazilian withholding tax at varying rates, depending on the year the profits were generated.

Payments of Interest on Capital. Law No. 9,249, dated as of December 26, 1995, as amended, permits Brazilian corporations to make distributions to shareholders of interest on net equity, or interest attributed to shareholders’ equity. These distributions may be paid in cash. Such payments represent a deductible expense from the payor’s income tax and social contribution tax basis. This interest is limited to the daily pro rata variation of the Federal Government’s long-term interest rate, as determined by the Central Bank from time to time, and cannot exceed the greater of:

•	50% of net income (before taxes for social contribution on net profits, income tax, and the deduction of the interest attributable to shareholders’ equity) for the period in respect of which the payment is made; or

•	50% of retained earnings as of the date of the beginning of the period in respect of which the payment is made.

Any payment of interest on capital to shareholders (including holders of ADSs in respect of preferred shares) is subject to a withholding tax at a rate of 15%. These payments may be included, at their net value, as part of any mandatory dividend.

To the extent that payments of interest on capital are included as part of a mandatory dividend, we are required to distribute an additional amount to ensure that the net amount received by shareholders, after payment of the applicable withholding tax is at least equal to the mandatory dividend.

Distributions of interest on net equity to foreign holders may be converted into U.S. dollars and remitted outside Brazil, subject to applicable exchange controls, to the extent that the investment is registered with the Central Bank.

We cannot assure you if our Board of Directors will determine that future distributions should be made by means of dividends or interest on capital.

Taxation of gains. For purposes of Brazilian taxation, there are two types of Non-Brazilian Holders of ADSs or preferred shares:

•	market investors, which represent those non-Brazilian residents who register with the Central Bank and the CVM to invest in Brazil, in accordance with Resolution No. 2,689 of the National Monetary Council; and

•	ordinary Non-Brazilian Holders, which include any and all non-residents in Brazil who invest in the country through any other means.

The comments contained below are applicable to all Non-Brazilian Holders, including Non-Brazilian Holders investing under Resolution No. 2,689, except where otherwise noted.

Resolution No. 2,689 grants favorable tax treatment to all Non-Brazilian Holders of preferred shares, provided the relevant disposal of the shares occurs on the Brazilian stock exchange and the following conditions are met:

•	such holder appoints a representative in Brazil with powers to take action relating to their investment;

•	such holder appoints an authorized custodian in Brazil for their investments;

•	such holder registers as a foreign investor with the CVM; and

•	such holder registers their investment with the Central Bank.

As mentioned, the sale of preferred shares by U.S. market investors carried out on the Brazilian stock exchange is exempted from tax on gains. We cannot assure you that the current preferential treatment for U.S. market investors under Resolution No. 2,689 will continue in the future.

The sale of preferred shares that occurs outside of the Brazilian stock exchange will be subject to the same tax treatment applicable to U.S. Holders. The redemption or distribution of proceeds deriving from the liquidation of preferred shares will be treated as a sale carried outside of the Brazilian stock exchange.

Non-Brazilian Holders

Non-Brazilian Holders are subject to income tax at a 15% rate, as of January 1, 2005, on gains realized on the sale, redemption or distribution of proceeds deriving from the liquidation of preferred shares.

With respect to the cost of acquisition used for calculating such gains, Brazilian law has conflicting provisions regarding the currency in which such amount must be determined. As a general rule, gains realized as a result of a disposition transaction of preferred shares or ADSs are the positive difference between the amount realized on the sale or exchange of the security and its acquisition cost. There is a controversy regarding the currency that should be considered for the purposes of determining the acquisition cost of the investment in Brazil. In sum, the controversy refers to whether the acquisition cost shall be determined based on the amount in foreign currency or the amount in local currency registered with the Central Bank.

As of January 1, 2005 the purchase price of preferred shares sold on the Brazilian stock exchange is subject to a withholding tax rate of 0.005%, except in case of Non-Brazilian Holders, which invest in Brazil pursuant to Resolution No. 2,689. This tax may be offset against the 15% income tax due on the gains realized upon the sale of the preferred shares. The withholding tax must be withheld by one of the following entities: (i) the agent receiving the sale or disposition order from the client; (ii) the stock exchange responsible for registering the transactions; or (iii) the entity responsible for the settlement and payment of the transactions.

Any exercise of preemptive rights relating to the preferred shares will not be subject to Brazilian taxation. Conversely, any gain on the sale or assignment of preemptive rights relating to the preferred shares by the depositary on behalf of the holders of ADSs or by a Non-Brazilian Holder of preferred shares will be subject to the same rules of taxation applicable to the sale or assignment of preferred shares. The maximum rate is currently 5%.

Sale of ADS and preferred shares by U.S. Holders to other non-residents in Brazil

Pursuant to Article 26 of Law No. 10,833, published on December 29, 2003, the sale of property located in Brazil involving non-resident investors is subject to Brazilian income tax as of February 1, 2004. Our understanding is that ADSs do not qualify as property located in Brazil and, thus, should not be subject to the Brazilian withholding tax. Insofar, as the regulatory norm referred to in Article 26, is recent and generic and has not been tested through the administrative or judicial courts, we are unable to assure the final outcome of such discussion.

Gains on the exchange of ADS for preferred shares

The exchange of ADSs for preferred shares is not subject to Brazilian tax. Non-Brazilian Holders may exchange its ADSs for the underlying preferred shares, sell the preferred shares on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days from the date of exchange (in reliance on the depositary’s electronic registration), with no tax consequences.

Upon receipt of the underlying preferred shares in exchange for ADSs, Non-Brazilian Holders may also elect to register with the Central Bank the U.S. dollar value of such preferred shares as a foreign portfolio investment under Resolution No. 2,689, which will entitle them to the tax treatment discussed above under “Taxation of Gains” in connection with “U.S. market investors”.

Alternatively, the Non-Brazilian Holder is also entitled to register with the Central Bank the U.S. dollar value of such preferred shares as a foreign direct investment under Law 4,131/62, in which case the respective sale would be subject to the tax treatment discussed above under “Taxation of Gains—Non-Brazilian Holders” in connection with ordinary Non-Brazilian Holders.

Gains on the exchange of preferred shares for ADS

The deposit of preferred shares in exchange for the ADSs may be subject to Brazilian income tax on capital gains if the amount previously registered with the Central Bank as a foreign investment in preferred shares or, in the case of other market investors under Resolution No. 2,689, the acquisition cost of the preferred shares, as the case may be, is lower than:

•	the average price per preferred share on the Brazilian stock exchange on which the greatest number of such preferred shares were sold on the day of the deposit; or

•	if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold during the 15 preceding trading sessions.

The difference between the amount previously registered, or the acquisition cost, as the case may be, and the average price of the preferred shares, calculated as set forth above, is considered a capital gain subject to income tax at a rate of 15%.

Beneficiaries Residing or Domiciled in Tax Havens or Low-Tax Jurisdictions.

Law No. 9,430, dated as of December 27, 1996 defines low-tax jurisdictions as those that do not tax income or impose a rate lower than 20%.

Law No. 9,779, dated as of January 19, 1999, states that, except under limited circumstances, any income derived from operations by a beneficiary that resides or is domiciled in a country considered to be a tax haven is subject to income tax to be withheld by the source at a rate of 25%.

Accordingly, if the distribution of interest attributed to shareholders’ equity is made to a beneficiary residing or domiciled in a tax haven, the applicable income tax will be at a rate of 25% instead of 15%. The increased rate also applies for capital gains earned in transactions not carried out on the Brazilian stock exchange and which are paid to residents of low-tax jurisdictions as of February 2004. However, the increased rate does not apply to dividends distributions, which remain exempted even if the beneficiary resides in a low-tax jurisdiction.

In accordance with Law No. 9,959, Non-Brazilian Holders of ADSs or preferred shares which are resident in tax havens are also excluded from the tax incentives granted to holders of ADSs and investors under Resolution No. 2,689 as of January 1, 2000 and will be subject to the same tax treatment applicable to holders that are resident or domiciled in Brazil in case of transactions not carried out on the Brazilian stock exchange.

Taxation of Foreign Exchange Transactions. A financial transaction tax is imposed on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Although the current applicable rate for almost all foreign currency exchange transactions is zero, the Ministry of Finance may increase the rate at any time, up to 25%. However, it may only do so with respect to future transactions.

Taxation of Bonds and Securities Transactions. Law No. 8,894, dated as of June 21, 1994, created the Tax on Financial Transactions, or IOF, which may be imposed on any transaction involving bonds and securities, even if the transaction includes Brazilian stock, futures or commodities exchanges. The rate of IOF/Títulos with respect to transactions of preferred shares and ADSs is currently zero, although the executive branch may increase the rate up to 1.5% per day of the terms of the securities, but only with respect to future transactions relating to preferred shares or ADSs.

Other Brazilian Taxes. Some Brazilian states impose gift and inheritance tax on gifts or bequests made by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred shares or ADSs.

Contribuição Provisória sobre Movimentacao Financeira, or CPMF, is imposed on bank account debits at 0.38%. Constitutional Amendment No. 42/2003 approved the continued imposition of the CPMF tax until December 31, 2007. The responsibility for the collection of the CPMF tax is borne by the financial institution that carries out the relevant financial transaction.

Additionally, when the Non-Brazilian Holder transfers the proceeds from the sale or assignment of preferred shares by a currency exchange transaction, the CPMF tax will be levied on the amount to be remitted abroad in reais. If we perform any exchange transaction in connection with ADSs or preferred shares, we will bear the CPMF tax.

Non-Brazilian Holders investing in the Brazilian stock exchange are granted a CPMF exemption upon the entrance of funds into Brazil and the remittance abroad.

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

This discussion is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, all as currently in effect and changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. In addition, this discussion is based in part on representations of the depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement and any other related document will be performed in accordance with its terms.

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

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Such actions would also be inconsistent with claiming the 15% rate applicable to non-corporate holders. Accordingly, the analysis of the creditability of Brazilian taxes and the availability of the 15% rate received by certain non-corporate holders, each as described below, could be affected by actions that may be taken by the parties to whom ADSs are pre-released.

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

Taxation of capital gains. Gain or loss realized by a U.S. Holder upon the sale, exchange or other disposition of a preferred share or ADS will be subject to United States federal income tax as U.S. source capital gain or loss in an amount equal to the difference between the amount realized on the disposition of the preferred share or ADS and the U.S. Holder’s tax basis in the preferred share or ADS. The gain or loss will be long term capital gain or loss if the U.S. Holder’s holding period in the preferred share or ADS exceeds one year. If a Brazilian income tax is imposed on the sale or disposition of preferred shares or ADS, and the U.S. Holder does not receive significant foreign source income from other sources, the U.S. Holder may not be able effectively to credit such Brazilian tax against its U.S. tax liability. U.S. Holders should consult their tax advisors regarding the United States federal tax treatment of capital gains, which may be taxed at lower rates than ordinary income for individuals, and losses, the deductibility of which is subject to limitations.

Passive foreign investment company. Special U.S. tax rules apply to U.S. Holders that own shares or ADSs in a passive foreign investment company, known as a PFIC. In general, we will be classified as a PFIC in a particular taxable year if either:

•	75% or more of our gross income consists of passive income, such as dividends, interest, rents and royalties; or

•	50% or more of our assets, by value, determined on the basis of a quarterly average, consists of assets that produce, or are held for the production of, passive income.

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

If we are treated as a PFIC in any taxable year during which a U.S. Holder owns preferred shares or ADSs, gain recognized by such U.S. Holder on the sale or other disposition of the preferred shares or ADSs will be allocated ratably over the U.S. Holder’s holding period for the preferred shares. The amounts allocated to the taxable year of the sale or other exchange and to any year before we become a PFIC will be taxable as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for that year for individuals or corporations, as appropriate, and an interest charge will be imposed on the amount allocated to such taxable year. Further, any distribution in respect of the preferred shares or ADSs in excess of 125 percent of the average of the annual distributions on preferred shares or ADSs received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, will be subject to taxation as described above. Certain elections may be available (including a mark-to-market election) to U.S. persons that may mitigate the adverse consequences resulting from PFIC status.

In addition, if we are treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate holders will not apply in that year or the next year.

United States backup withholding and information reporting. Payment of dividends and other proceeds in connection with the preferred shares or ADSs made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and maybe subject to backup withholding unless the U.S. Holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) in the case of backup withholding, provides a taxpayer identification number on a properly completed Internal Revenue Service Form W-9 or a substitute form and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding is creditable against the U.S. Holder’s federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

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

See Notes 4, 18 and 24 I (i) to our consolidated financial statements for a discussion of the accounting policies for derivative instruments and information with respect to financial instruments.

Interest rate risk

Substantially all of our debt obligations in reais are subject to variable rates of interest based on either the TJLP, the CDI interest rate or the IGP-M inflation index. Our foreign currency borrowings, however, are substantially subject to fixed rates of interest. As of December 31, 2005, we did not have any derivative contracts outstanding which could limit exposure to variations in the TJLP or the IGP-M, primarily because such instruments are not available in the Brazilian market at reasonable prices. Nevertheless, our exposure to interest rate risk is partially limited by our Brazilian currency variable interest investments, which generally earn the overnight interest rates paid on CDI. In addition to the exposure with respect to existing borrowings, we would be exposed to interest rate volatility with respect to any future debt issuance.

The table below provides information as of December 31, 2005 about our debt obligations in foreign currency and in reais that are subject to variable and fixed rates of interest. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates and interest rates:

	Average interest rate	Fair value	Outstanding debt R$	Principal by year of maturity*
Debt				2006	2007	2008	2009	2010 and thereafter
	(in millions of reais)
U.S. dollar borrowings	6.8%	810.7	810.6	41.0	7.9	148.3	28.2	585.2
Borrowings indexed to the UMBNDES	10.1%	22.7	22.3	8.2	6.6	4.2	2.8	0.5
Borrowings indexed to the TIIE + MX$	1.8%	11.4	11.4	2.2	3.3	2.7	2.7	0.5
Borrowings indexed to the TJLP	2.8%	257.4	258.8	79.7	71.8	58.1	41.3	7.9
Borrowings indexed to the CDI	102.5% of CDI	318.4	317.9	17.9	—	300.0	—	—
Borrowings indexed to the IGP-M	6.5%	11.2	11.2	4.6	4.4	2.2	—	—
Others		0.2	0.2	0.2	—	—	—	—

Subtotal		1,432.0	1,432.4	153.8	94.0	515.5	75.0	594.1
Unrealized losses on swaps transactions		50.7	48.1	26.7	5.4	16.0	—	—

Total		1,482.7	1,480.5	180.5	99.4	531.5	75.0	594.1

*	Figures in 2006 include interest accrued until December 31, 2005

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

We manage the foreign exchange risks associated with the scheduled payments related to our obligations by investing in U.S. dollar-denominated assets and in foreign currency swap contracts, under which we pay variable interest in reais based on the interbank certificate of deposit rate, or CDI, and receive fixed interest in U.S. currency.

The table below presents our U.S. dollar net swap position at December 31, 2005:

	Maturity
Swap	2006	2007	2008 and thereafter
Notional amount of swaps (in millions of reais)(1)	39.1	13.3	128.1
Average receiving rate	U.S.$ + 5.5%	U.S.$ + 5.6%	U.S.$ + 5.1%
Average payment rate(2)	100% CDI – 1.5%	100% CDI – 0.4%	100% CDI +0.3%

(1)	Notional amount converted according to the commercial selling rate reported by Banco Central do Brasil (Ptax) at December 31, 2005
(2)	CDI – Interbank Certificate of Deposit Rate

We also manage the foreign exchange risks related to our U.S. dollar denominated and Mexican currency denominated assets through foreign currency hedge contracts, as follows:

	Maturity
Swap	2006	2007	2008 and thereafter
Notional amount of swaps (in millions of reais)(1)	25.2	—	—
Average receiving rate	U.S.$	—	—
Average payment rate(2)	MX$ + 5.8%	—	—

(1)	Notional amount converted according to the commercial selling rate reported by Banco Central do Brasil (Ptax) at December 31, 2005.
(2)	MX$ is the Mexican currency.

Maturity
Swap	2006
Notional amount of swaps (in millions of reais)(1)	97.6
Average receiving rate	100% CDI –0.2%
Average payment rate	U.S.$ + 3.6%

(1)	Notional amount converted according to the commercial selling rate reported by Banco Central do Brasil (Ptax) at December 31, 2005.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

At the Special Meeting of the Preferred Shareholders of Ultrapar held on May 18, 2004, our preferred shareholders approved a change in dividend rights to make the dividend right of preferred shareholders equal to those of common shareholders by abolishing the right of preferred shareholders to receive dividends that are at least 10% (ten percent) higher than those received by common shareholders.

On May 18, 2004, we held an Extraordinary General Meeting which approved amendments of our by-laws. The amendments were (i) the registration in our by-laws of tag along rights for all Company shareholders, at 100% of the offer price, a provision that was previously provided for in our 2000 shareholders’ agreement; and (ii) to make the dividend right of preferred shareholders equal to those of common shareholders as described above.

On September 22, 2004, the shareholders of Ultra S.A., a holding company that controls Ultrapar, signed a shareholders’ agreement that primarily aimed at maintaining the controlling shareholder block in Ultrapar. For more information, see “Item 7— Major Shareholders and Related Party Transactions, Major Shareholders”.

ITEM 15. CONTROLS AND PROCEDURES

As of December 31, 2005, under management’s supervision and with its participation, including our chief executive officer and chief financial officer, we performed an evaluation of our disclosure controls and procedures for the period relating to the information contained in this 20F report. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective as of December 31, 2005 at the reasonable assurance level for the purpose of collecting, analyzing and disclosing the information that we are required to disclose in the reports we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures.

There have been no significant changes in our internal controls over financial reporting or other factors during the annual period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

In July 2005, our by-laws were revised to provide for the establishment of a Fiscal Council with permanent activities comprised of no less than three and no more than five members and their respective alternate members. The Fiscal Council is a separate corporate body independent of our management and our external independent registered public accounting firm.

Our Fiscal Council acts as an audit committee pursuant to the requirements of the Sarbanes-Oxley Act. Under Rule 10A-3(c)(3) of the Exchange Act, non-U.S. issuers, such as Ultrapar, are exempt from the audit committee requirements of Section 303A of the New York Stock Exchange Listed Company Manual if they establish, according to their local law or regulations, another body that acts as an audit committee.

Ultrapar has determined that it will not appoint an audit committee financial expert. We believe that more than one of our Fiscal Council members have the skills, experience and education that qualify them to be an audit committee financial expert, as defined by current SEC rules.

ITEM 16B. CODE OF ETHICS

We have a code of ethics which covers (i) the Board of Directors; (ii) the Executive Board (including the chief executive officer and the chief financial officer); (iii) the Fiscal Council of Ultrapar; (iv) the Board of Directors and Executive Board of its subsidiaries; and (v) remaining bodies with technical or advisory functions that are directly subordinated to the Board of Directors, to the Executive Board or to the Fiscal Committee of Ultrapar. The objective of this code is (i) to reduce the subjectivity of personal interpretations of ethical principles; (ii) to be a formal and institutional benchmark for the professional conduct of the employees, including the ethical handling of actual or apparent conflicts of interests, becoming a standard for the internal and external relationship of the Company with its stakeholders, namely: shareholders, clients, employees, partners, suppliers, service providers, labor unions, competitors, society, government and the communities in which it operates; and (iii) to ensure that the daily concerns with efficiency, competitiveness and profitability do not override ethical behavior.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The relationship with our independent auditors in respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the auditor. Our board of directors approves our financial statements, the performance by our auditors of audit and permissible non-audit services, and associated fees, supported by our Fiscal Council, which acts as an audit committee pursuant to the requirements of the Sarbanes-Oxley Act. See “Item 6C. Board Practices—Fiscal Council and Audit Committee” for more information about the responsibilities of the Fiscal Council. For the fiscal years ending December 31, 2005, 2004, 2003 and 2002, Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”) acted as our independent registered public accounting firm.

The following table describes the total amount billed to us by Deloitte for services performed in 2005 and 2004 and the respective remuneration for these services.

	2005	2004
	(in thousands of reais)
Audit Fees	1,116.1	841.0
Audit Related Fees	347.1	90.0
Tax Fees	76.1	71.5
All Other Fees	—	—
Total Consolidated Audit Fees	1,539.3	1,002.5

“Audit Fees” are the aggregate fees billed by Deloitte Touche Tohmatsu for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. “Audit-Related Fees” are fees charged by Deloitte Touche Tohmatsu for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and in 2005 were principally related to audit services on the comfort letter relating to the primary and secondary offering of our preferred shares in April 2005. “Tax Fees” are fees for professional services rendered by Deloitte Touche Tohmatsu for tax advice services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

In July 2005, our by-laws were revised to provide for the establishment of a permanent Fiscal Council. Our Fiscal Council also acts as an audit committee pursuant to the requirements of the Sarbanes-Oxley Act. Under Rule 10A-3(c)(3) of the Exchange Act, non-U.S. issuers, such as Ultrapar, are exempt from the audit committee requirements of Section 303A of the New York Stock Exchange Listed Company Manual if they establish, according to their local law or regulations, another body that acts as an audit committee. See “Item 6C. Directors, Senior Management and Employees—Fiscal Council and Audit Committee”.

The Fiscal Council meets the following requirements of the general exemption contained in Rule 10A-3(c)(3):

•	the Fiscal Council is established pursuant to Brazilian Corporate Law and our by-laws;

•	under the requirements of Brazilian Corporate Law, our Fiscal Council is a separate body from our board of directors;

•	the Fiscal Council is not elected by Ultrapar’s management and no executive officer of Ultrapar is a member of the Fiscal Council;

•	all of the members of the Fiscal Council meet the independence requirements from Ultrapar, the management and the auditors, as set forth by Brazilian Corporate Law and/or listing provisions in Brazil;

•	the Fiscal Council makes recommendations to our board of directors regarding the appointment, retention and oversight of the work of the independent auditors engaged for the purpose of preparing or issuing audit reports for Ultrapar;

•	the Fiscal Council adopted a complaints procedure in accordance with Rule 10A-3(b)(3) of the Exchange Act;

•	the Fiscal Council is authorized to engage independent counsel and other advisers, as it deems appropriate; and

•	Ultrapar has provided for appropriate funding, as determined by the Fiscal Council, for the payment of (i) compensation to Ultrapar’s auditors engaged for the purpose of issuing audit reports, (ii) compensation to independent counsel and other advisers engaged by the Fiscal Council, and (iii) ordinary administrative expenses of the Fiscal Council in carrying out its duties.

Ultrapar’s reliance on Rule 10A-3(c)(3) does not, in its opinion, materially adversely affect the ability of its Fiscal Council to act independently and to satisfy the other requirements of Rule 10A-3.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We did not purchase any of our common or preferred shares in 2005.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

We file the following consolidated financial statements together with the reports of independent registered public accountants firms, as part of this annual report:

ITEM 19. EXHIBITS

We file the following documents as part of this Annual Report Form 20F:

1.1	By-laws of Ultrapar, as amended on April 27, 2006.

2.1	Shareholders’ Agreement dated September 22, 2004 (incorporated by reference to Exhibit 10.3 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005).

2.2	Indenture, dated as of December 20, 2005, among LPG International Inc., as Issuer, Ultrapar Participações S.A. and Oxiteno S.A. Indústria e Comércio, as Guarantors, JPMorgan Chase Bank, N.A., as Trustee, Transfer Agent and Registrar, J.P. Morgan Trust Bank LTD., as Principal Payment Agent and J.P. Morgan Bank Luxembourg S.A., as Luxembourg Paying Agent, Luxembourg Transfer Agent and Luxembourg Listing Agent.

2.3	Amendment dated as of March 31, 2006 to the Indenture dated as of December 20, 2005.

4.1	Contract for the supply of ethylene between Braskem and Oxiteno (incorporated by reference to Exhibit 10.1 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005).

4.2	Shares Sale and Purchase Agreement related to the sale and purchase of the entire share capital of Shell Gás (LPG) Brasil S.A. (incorporated by reference to Exhibit 10.2 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005).

4.3	Form of agreement between Ultragaz and independent dealers (incorporated by reference to Exhibit 10.4 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005).

4.4	Take or pay agreement between Tequimar and CODEBA (incorporated by reference to Exhibit 10.5 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005).

4.5	Contract for the 1st issue of simple, non-convertible debentures, unsecured and without special privileges, in a single series, for public distribution, dated of February 16, 2005 (incorporated by reference our report on Form 6-K filed on March 1, 2005).

6.1	Statement regarding computation of per share earnings (incorporated by reference to Note 24(V)(a) to our consolidated financial statements included in this annual report).

8.1	List of subsidiaries of Ultrapar (incorporated by reference to Note 3(a) to our consolidated financial statements included in this annual report).

11.1	Code of ethics (incorporated by reference to Exhibit 11.1 to our annual report filed on Form 20-F filed on June 25, 2004).

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Documentation with respect to our corporate restructuring of 2002 (incorporated by reference in Forms 6-K, filed with the SEC on October 15, 2002, November 1, 2002 and December 6, 2002).

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

GLOSSARY

Acetates	Chemical substances derived from acetic acid, which are used as solvents in the production of paints and coatings.

Acetic Acid	One of the largest produced organic acids and is used in the production of acetates.

Acrylates	Derivatives from acrylic acid, that are used in the plastic industry.

Acrylonitrile	Derivative compounds from propylene having a nitrile group.

Alcohol	Flammable liquid obtained by fermentation of sugary substances, or by synthetics operations.

Alcohol Sulfates	Fatty alcohol-derived sulfates, with surfactant characteristics, mainly used in the production of detergents.

Alkanolamides	Substances produced by reaction of fatty acids with alcanolamines, mainly used as emulsifiers in cosmetic preparation.

Alkyl Benzene	Substance with an aromatic ring and an aliphatic chain.

Aromatics	A major group of organic chemical compounds with a ring shaped carbon chain. Aromatics are derived chiefly from petroleum and coal tar, and used to make a broad range of downstream chemical products.

Butadiene	By-product of the cracking process; used primarily as a feedstock for synthetic rubber, elastomers and fibers.

Butyl Alcohol	An alcohol used primarily in the production of solvents and plasticizers.

Commodity Chemicals	A term applied to chemical substances, which are sold on a generic basis and, unlike specialty chemicals, are not generally manufactured to meet specific end-use performance characteristics.

Condensed Naphthalene	Polymer mainly used as a super-fluidizer and curing agent for cement preparation.

Crackers	First generation companies that thermally breakdown or “crack” ethane, naphtha and gas oil into basic petrochemicals, such as ethylene and propylene.

Dispersants	Class of chemicals whose main property is to maintain the stability of a mixture by preventing particles from settling out of the mixture.

EDC	Ethylene Dichloride, raw material of VCM.

Elastomer	Broad category of “rubber” polymers which may be natural or synthetic, such as natural rubber, nitrile rubber and styrene-butadiene rubbers.

Emulsifiers	A class of chemical generally used to promote the dispersion of materials throughout a solution or mixture.

Ethanol	Flammable liquid obtained by fermentation of sugary substances, largely used as fuel for vehicles.

Ethanolamines	Ethanolamines, comprising mono-, di-, and tri-ethanolamines, are clear, non-flammable, liquids at atmospheric pressure and room temperature conditions, and are produced from ethylene oxide and ammonium.

Ethers	Organic compound with one oxygen atom interpoled between two carbon atoms.

Ethoxylated Alcohol	Produced by reaction of ethylene oxide with alcohols. Ethoxylated alcohols are used mainly as surfactants.

Ethoxylated Alkylphenols	Ethoxylated alkylphenols range from clear liquids to colored solids and is produced by the reaction of ethylene oxide with alkylphenol.

Ethoxylated Fatty Alcohols	Substances produced by reaction of ethylene oxide with fatty alcohols and are used mainly as a raw material for detergent production.

Ethoxylated Fatty Amines	Substances produced by reaction of ethylene oxide with fatty amines and are used mainly as emulsifiers for agrochemicals.

Ethoxylated Fatty Esters/	Substances produced by reaction of ethylene oxide with hydroxylated fatty esters and are used mainly as emulsifiers in the cosmetic industry.

Ethoxylated Vegetable Oil

Ethoxylated Sorbitan Esters	Substances produced by reaction of ethylene oxide with sorbitan esters and are mainly used as food emulsifiers, especially for bakery products.

Ethyl Alcohol	A flammable liquid known as ethanol. It is used as automotive fuel, alone or in mixture with gasoline, as solvent in personal care products, such as aftershave lotion and mouthwashes.

Ethylene	A chemical substance, mainly derived from thermal cracking of ethane, gas oil and naphtha, and used to make polyethylene and many organic chemical intermediates, such as ethylene oxide, vinyl chloride, styrene and acetaldehyde.

Ethylene Glycols	Includes mono-, di-, tri- and other ethylene glycols. Mono-ethylene glycol or MEG is a clear, non-flammable, non-volatile liquid at room temperature and atmospheric pressure. Ethylene glycols are produced from ethylene oxide.

Ethylene Oxide	Ethylene oxide is a colorless and highly flammable gas at room temperature and atmospheric pressure and is produced by catalytic partial oxidation of ethylene by oxygen, at high temperature and pressure.

Fatty Alcohol	Fatty alcohol is an alcohol derived from fat or vegetable oil (natural fatty alcohol) or petrochemical sources (synthetic fatty alcohol), largely used in the cosmetics and detergents production.

First Generation Company	A petrochemical cracker.

Fuels	Any substance that involves energy in a chemical reaction.

Glycol Ether Acetate	Flammable liquids at room temperature and atmospheric pressure produced by reaction with acetic acid and glycol ether.

Glycols	Alcohols containing two hydroxyl groups.

Glycol Ethers	Substances produced by reaction of ethylene oxide and an alcohol, or methyl, ethyl and butyl alcohol.

Hydraulic Fluids	Mixture of high molecular weight glycols and glycol ethers used as cooling medium and mechanical action transmitters in automotive braking systems.

Lauryl Alcohol	Substance of twelve-carbon fatty alcohol raw material for ethoxylated fatty alcohol, alcohol sulfate and ethoxylated alcohol sulfate production, which are intermediates for detergent production.

Linear Alkyl Benzene (LAB)	Straight chain alkyl benzene used as surfactant intermediate.

Linear Alkyl Sulphonate (LAS)	Straight chain alkyl benzene sulfate used as surfactant intermediate.

Lubricants	Broad class of chemicals which are generally used to provide a film between the moving parts of machines and engines.

Methyl Ethyl Ketone (MEK)	A clear, volatile, flammables liquid at room temperature and atmospheric pressure and is mainly used as a solvent.

Metric Ton	Equal to 1,000 kilograms (2,204.62 pounds).

Naphtha	A by-product of crude oil refining which is used by crackers as feedstock.

Nitrile	Organic compound containing CN group.

Normal Paraffins	Class of aliphatic hydrocarbons with a single carbon chain.

Olefin	Hydrocarbons with double bonds with the general chemical formula CnH2n. Olefins, along with aromatics, are produced mainly in crackers and are regarded as the “building blocks” of the petrochemical industry.

Paraxylene	Organic compound with two methyl radicals in p-position.

PET	Polyethylene terephthalate, a polymer produced by polycondensation of ethylene glycol with either Dimethyl Terephthalate, or therephtalic acid. Used to produce fibers, resins and packaging such as carbonated soft drink bottles (PET bottle grade).

Phosphate Esters	Phosphoric acid derived esters, used primarily as “detergent builders” in powder detergent production.

Polyethylene	Intermediate petrochemical produced by second generation companies from ethylene; used in many plastic applications.

Polyethylene Glycols	Ethylene oxide derived polymers used in many applications, including as fillers, lubricants and viscosity builders.

Polystyrene	Intermediate petrochemical produced by second generation companies from styrene.

Polyvinyl Chloride	Intermediate petrochemical produced by companies from basic petrochemicals.

Propylene	A chemical substance, mainly derived as a co-product with ethylene through the cracking process of gas oil or naphtha, often used to make polypropylene, which is a common plastic.

Rafinate II	A by-product of naphtha cracking mainly composed of butane and used in the production of MEK.

Sec-Butanol	A secondary four-carbon atom alcohol obtained by the hydration of butanes, contained in raffinate II. Sec-butanol is the raw material for methyl-ethyl-ketone production.

Second Generation Company	A producer of intermediate chemical products based largely on raw materials purchased from upstream, first generation companies, also known as crackers.

Softeners	A class of surfactant products mainly used as co-agents in the textile industry and domestic laundries.

Solvents	Chemical compounds, usually in liquid form, capable of dissolving another substance; often used as a medium in which other chemical reactions may take place.

Sorbitan Esters	Substances produced by the reaction of sorbitan with fatty acids used as a raw material for ethoxylated sorbitan esters.

Soybean Oil	Oil from soy beans

Styrene	Aromatic compound with ethylene group. Monomer of polystyrene.

Specialty Chemicals	Chemicals which are usually produced in smaller quantities than commodity chemicals and which performances are more relevant than the specification.

Stabilizers	Chemicals which are used to prevent chemical degradation of a product or chemical compound.

Sulfonates/Sulfates	Class of sulfur trioxide modified surfactants, used as a raw material for detergent production.

Surfactants	Generally defines a group of chemicals which, when dissolved in a solvent, modify the liquid properties at a liquid/liquid or liquid/solid interface, including increased solubilization, foaming, frothing, emulsification, dispersing or wetting; a major end-use market for surfactants is the detergent market.

TDI	Toluene diisocyanate used as raw material of polyurethane.

Third Generation Company	A producer that transforms intermediate products into end products such as films, piping and containers.

Tons	Metric tons.

VAM	Vinyl acetate monomer. Monomer of PVA – polyvinyl acetate.

VCM	Vinyl chloride monomer.

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

Date: May 5, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Ultrapar Participações S.A.

São Paulo - SP - Brazil

1.	We have audited the accompanying consolidated balance sheets of Ultrapar Participações S.A. and subsidiaries (“Ultrapar”) as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders’ equity, and changes in financial position for each of the three years in the period ended December 31, 2005, all expressed in Brazilian reais. These financial statements are the responsibility of Ultrapar’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ultrapar as of December 31, 2005 and 2004, and the results of its operations, changes in its stockholders’ equity and its financial position for each of the three years in the period ended December 31, 2005 in conformity with accounting practices adopted in Brazil.

4.	Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). The Company has presented the nature and effect of such differences in Note 24 to the consolidated financial statements.

/s/ Deloitte Touche Tohmatsu

January 31, 2006, except for Note 24 as to which the date is April 11, 2006

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004

(In millions of Brazilian reais - R$)

ASSETS	2005	2004
CURRENT ASSETS
Cash and cash equivalents	1,114.2	624.5
Short-term investments	184.8	22.4
Trade accounts receivable, net	343.3	369.3
Inventories	191.7	210.3
Recoverable taxes	62.9	73.0
Deferred income and social contribution taxes	22.0	26.9
Other	8.6	13.0
Prepaid expenses	8.8	5.5

	1,936.3	1,344.9

LONG-TERM ASSETS
Long-term investments	372.7	38.8
Related companies	3.7	3.1
Deferred income and social contribution taxes	61.0	36.3
Escrow deposits	22.5	14.1
Recoverable taxes	46.8	36.6
Trade accounts receivable, net	19.2	11.9
Other	13.7	2.5

	539.6	143.3

PERMANENT ASSETS
Investments:
Subsidiary and affiliated companies	4.2	5.9
Other	28.1	25.9
Property, plant and equipment, net	1,072.7	1,047.4
Deferred charges, net	98.3	99.8

	1,203.3	1,179.0

TOTAL	3,679.2	2,667.2

LIABILITIES AND STOCKHOLDERS’ EQUITY	2005	2004
CURRENT LIABILITIES
Financing	184.0	381.6
Debentures	17.9	—
Suppliers	90.9	102.0
Payroll and related charges	66.1	94.1
Taxes payable	11.3	11.8
Dividends payable	103.9	74.7
Deferred income and social contribution taxes	0.2	0.3
Income and social contribution taxes	0.6	3.0
Other	13.4	17.9

	488.3	685.4

LONG-TERM LIABILITIES
Financing	978.6	258.1
Debentures	300.0	—
Related companies	5.0	8.8
Deferred income and social contribution taxes	24.1	31.8
Other taxes and contributions - contingent liabilities	60.8	52.1
Other	2.7	2.3

	1,371.2	353.1

MINORITY INTEREST	29.6	28.2

STOCKHOLDERS’ EQUITY
Capital	946.0	664.0
Capital reserve	0.3	0.1
Revaluation reserve	15.0	16.4
Profit reserves	837.5	929.0
Treasury shares	(8.7)	(9.0)

	1,790.1	1,600.5

TOTAL	3,679.2	2,667.2

The accompanying notes are an integral part of these financial statements.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In millions of Brazilian reais - R$, except for earnings per share)

	2005	2004	2003
GROSS SALES AND SERVICES	5,158.0	5,250.6	4,603.8
Deductions	(464.2)	(466.4)	(603.5)

NET SALES AND SERVICES	4,693.8	4,784.2	4,000.3
Cost of sales and services	(3,783.4)	(3,669.9)	(3,196.4)

GROSS PROFIT	910.4	1,114.3	803.9

OPERATING (EXPENSES) INCOME
Selling	(187.6)	(193.7)	(163.7)
General and administrative	(237.8)	(237.5)	(193.8)
Depreciation and amortization	(126.3)	(124.7)	(101.4)
Other operating income, net	(0.4)	5.5	6.6

	(552.1)	(550.4)	(452.3)

OPERATING INCOME BEFORE FINANCIAL ITEMS	358.3	563.9	351.6
Financial income (expenses), net	(27.3)	(45.0)	(57.2)
Nonoperating income (expenses), net	(1.8)	(16.0)	1.0

	(29.1)	(61.0)	(56.2)

INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES, EQUITY IN GAIN (LOSSES) OF AFFILIATED COMPANIES AND MINORITY INTEREST	329.2	502.9	295.4

INCOME AND SOCIAL CONTRIBUTION TAXES
Current	(113.1)	(175.0)	(113.0)
Deferred	20.5	(1.5)	15.7
Benefit of tax holidays	63.8	93.5	52.4

	(28.8)	(83.0)	(44.9)

INCOME BEFORE EQUITY IN GAIN (LOSSES) OF AFFILIATED COMPANIES AND MINORITY INTEREST	300.4	419.9	250.5
Equity in gain (losses) of affiliated companies	1.6	—	(0.5)
Minority interest	(2.8)	(5.4)	(3.6)

NET INCOME	299.2	414.5	246.4

NET EARNINGS PER SHARE (BASED ON ANNUAL WEIGHTED AVERAGE OF SHARES OUTSTANDING) - R$, AFTER REVERSE STOCK SPLIT - SEE NOTE 13	3.73	5.95	3.54

The accompanying notes are an integral part of these financial statements.

ULTRAPAR PARTICIPAÇÕES S.A.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In millions of Brazilian reais - R$)

			Revaluation reserve of subsidiary and affiliated companies	Profit reserves
	Capital	Capital reserve		Legal	Retention of profits	Unrealized profits	Retained earnings	Treasury shares	Total
BALANCES AT DECEMBER 31, 2002	664.0	—	26.0	28.5	432.3	40.6	—	(0.3)	1,191.1

Acquisition of treasury shares	—	—	—	—	—	—	—	(2.2)	(2.2)
Realization of revaluation reserve	—	—	(8.2)	—	—	—	1.7	—	(6.5)
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	—	—	—	—	—	—	(0.1)	—	(0.1)
Realization of profit reserves	—	—	—	—	—	(40.6)	40.6	—	—
Net income	—	—	—	—	—	—	246.4	—	246.4
Appropriation of net income:
Legal reserve	—	—	—	12.3	—	—	(12.3)	—	—
Interim dividends (R$0.46 and R$0.51 per thousand common and preferred shares, respectively)	—	—	—	—	—	—	(33.0)	—	(33.0)
Proposed dividends payable (R$0.55 and R$0.60 per thousand common and preferred shares, respectively)	—	—	—	—	—	—	(39.0)	—	(39.0)
Reserve for unrealized profits	—	—	—	—	—	85.6	(85.6)	—	—
Retention of profit reserves	—	—	—	—	118.7	—	(118.7)	—	—

BALANCES AT DECEMBER 31, 2003	664.0	—	17.8	40.8	551.0	85.6	—	(2.5)	1,356.7

Acquisition of treasury shares, net of sales	—	0.1	—	—	—	—	—	(6.5)	(6.4)
Realization of revaluation reserve	—	—	(1.4)	—	—	—	1.4	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	—	—	—	—	—	—	(0.1)	—	(0.1)
Realization of profit reserve	—	—	—	—	—	(85.6)	85.6	—	—
Net income	—	—	—	—	—	—	414.5	—	414.5
Appropriation of net income:
Legal reserve	—	—	—	20.8	—	—	(20.8)	—	—
Reserve for unrealized profits	—	—	—	—		118.3	(118.3)	—	—
Retention of profit reserves	—	—	—	—	198.1	—	(198.1)	—	—
Interim dividends (R$1.33 per thousand common and preferred shares)	—	—	—	—	—	—	(92.4)	—	(92.4)
Proposed dividends payable (R$1.03 per thousand common and preferred shares)	—	—	—	—	—	—	(71.8)	—	(71.8)

BALANCES AT DECEMBER 31, 2004	664.0	0.1	16.4	61.6	749.1	118.3	—	(9.0)	1,600.5

Capital increase:
Public offering	47.1	—	—	—	—	—	—	—	47.1
Reserves	234.9	—	—	—	(234.9)	—	—	—	—
Sale of treasury shares	—	0.2	—	0.1	—	—	—	0.3	0.6
Realization of revaluation reserve	—	—	(1.4)	—	—	—	1.4	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	—	—	—	—	—	—	(0.2)	—	(0.2)
Realization of profit reserve	—	—	—	—	—	(89.2)	89.2	—	—
Net income	—	—	—	—	—	—	299.2	—	299.2
Appropriation of net income:									—
Legal reserve	—	—	—	15.0	—	—	(15.0)	—	—
Interim dividends (R$0.70 per common and preferred share - after reverse stock split, see Note 13)	—	—	—	—	—	—	(57.1)	—	(57.1)
Proposed dividends payable (R$1.23 per common and preferred share)	—	—	—	—	—	—	(100.0)	—	(100.0)
Reserve for unrealized profits	—	—	—	—	—	74.2	(74.2)	—	—
Retention of profit reserves	—	—	—	—	143.3	—	(143.3)	—	—

BALANCES AT DECEMBER 31, 2005	946.0	0.3	15.0	76.7	657.5	103.3	—	(8.7)	1,790.1

The accompanying notes are an integral part of these financial statements.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In millions of Brazilian reais - R$)

	2005	2004	2003
SOURCES OF FUNDS
Operations:
Net income	299.2	414.5	246.4
Items not affecting working capital:
Equity in losses of affiliated companies	(1.6)	—	0.5
Depreciation and amortization	187.7	172.7	146.9
PIS and COFINS credit on depreciation	1.4	3.0	0.8
Long-term interest and monetary variations	(44.0)	22.6	(30.3)
Deferred income and social contribution taxes	(32.3)	28.1	11.7
Minority interest	2.8	5.4	3.6
Net book value of permanent assets written off	16.6	24.1	22.7
Other long-term taxes	5.1	8.0	3.9
Reversal of provision for probable losses on permanent assets	—	(1.3)	(0.4)
Other	0.7	0.5	—

	435.6	677.6	405.8

Stockholders:
Capital increase due to secondary public offering	47.1	—	—

	47.1	—	—

Third parties:
Increase in long-term liabilities	—	—	2.8
Long-term financing and debentures	1,164.9	293.1	258.6

	1,164.9	293.1	261.4

Total sources	1,647.6	970.7	667.2

USES OF FUNDS
Permanent assets:
Investments	—	—	1.7
Property, plant and equipment	179.4	227.2	299.5
Deferred charges	51.3	48.3	87.2

	230.7	275.5	388.4

Dividends and interest on capital	158.7	165.2	72.9

Transfer from long-term to current liabilities	134.2	354.6	280.4
Decrease in long-term liabilities	3.9	—	—
Increase in long-term assets	331.4	86.4	55.1
Acquisition of treasury shares	—	6.8	2.2
Acquisition of shares from minority stockholders	—	8.5	—
Taxes on realization of revaluation reserve	0.2	0.1	0.2
Decrease in minority interest	—	—	0.8

	469.7	456.4	338.7

Total uses	859.1	897.1	800.0

INCREASE (DECREASE) IN WORKING CAPITAL	788.5	73.6	(132.8)

REPRESENTED BY
Current assets:
At end of year	1,936.3	1,344.9	1,218.7
At beginning of year	1,344.9	1,218.7	1,186.9

	591.4	126.2	31.8

Current liabilities:
At end of year	488.3	685.4	632.8
At beginning of year	685.4	632.8	468.2

	(197.1)	52.6	164.6

INCREASE (DECREASE) IN WORKING CAPITAL	788.5	73.6	(132.8)

The accompanying notes are an integral part of these financial statements.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts in millions of Brazilian reais - R$, unless otherwise stated)

1.	OPERATIONS

Ultrapar Participações S.A. (the “Company” or “Ultrapar”) is a holding company organized under the laws of the Federative Republic of Brazil, which, through its operating subsidiaries, is engaged in the distribution of Liquefied Petroleum Gas (LPG) (Ultragaz), the production and sale of chemicals (Oxiteno), and logistic services of chemicals and fuels (Ultracargo).

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

The accounting practices adopted in Brazil to record transactions and prepare the financial statements comply with those prescribed by Brazilian corporate law and specific standards established by the Brazilian Securities Commission (CVM), which differ in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP). See Note 24 for further discussions of these differences and a reconciliation of stockholders’ equity and net income under both sets of principles.

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

Ultrapar Participações S.A. and Subsidiaries

	Ownership - %
	2005		2004
	Direct	Indirect	Direct	Indirect
Ultragaz Participações Ltda.	100	—	100	—
Companhia Ultragaz S.A.	—	99	—	94
SPGás Distribuidora de Gás Ltda.	—	99	—	94
Bahiana Distribuidora de Gás Ltda.	—	100	—	100
Utingás Armazenadora S.A.	—	56	—	56
LPG International Inc.	—	100	—	100
Ultracargo - Operações Logísticas e Participações Ltda.	100	—	100	—
Melamina Ultra S.A. Indústria Química	—	99	—	99
Transultra - Armazenamento e Transporte Especializado Ltda.	—	100	—	100
Terminal Químico de Aratu S.A. - Tequimar	—	99	—	99
Oxiteno S.A. - Indústria e Comércio	100		100	—
Oxiteno Nordeste S.A. - Indústria e Comércio	—	99	—	99
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	—	100	—	100
Barrington S.L.	—	100	—	100
Canamex Químicos S.A. de C.V.	—	100	—	100
Oxiteno International Co.	—	100	—	100
Oxiteno Overseas Co.	—	100	—	100
Imaven Imóveis e Agropecuária Ltda.	100	—	100	—

On August 8, 2003, the Company, through its subsidiary Companhia Ultragaz S.A., acquired the LPG distribution business of Shell Petroleum N.V. in Brazil (SPGás Distribuidora de Gás Ltda.). This acquisition amounted to R$170.6, for the purchase of 100% of the company’s shares and the repayment of its debt. The financial statements include the account balances and transactions of the acquired business since August 2003. The goodwill of R$24.4 on this acquisition is based on its expected future profitability and is amortized over five years, starting August 2003.

On December 4, 2003, the Company, through its subsidiary Barrington S.L., acquired the chemical business of the Berci Group in Mexico (Canamex Químicos S.A. de C.V.). This acquisition amounted to US$10.3 million, without assumption of any debt. The financial statements include the account balances and transactions of the acquired business since December 2003.

On December 31, 2003, in order to reduce costs, the Company merged the subsidiaries Ultratecno Participações Ltda. into Ultragaz Participações Ltda., Ultracargo Participações Ltda. into Oleoquímica do Nordeste Ltda., and the latter into Ultracargo - Operações Logísticas e Participações Ltda.

On December 29, 2004, the Company, through its subsidiary Ultragaz Participações Ltda., acquired an additional 7.31% of Companhia Ultragaz S.A. total share capital. This acquisition amounted to R$10.0, with goodwill of R$1.8, based on its expected future profitability, being amortized over five years, starting January 2005.

On April 29, 2005 the Ultragaz Participações Ltda. conducted a capital increase in its subsidiary Companhia Ultragaz S.A. increasing its ownership interest from 93.94% to 98.53%.

Ultrapar Participações S.A. and Subsidiaries

b)	Cash and cash equivalents

Cash and cash equivalents comprise highly-liquid temporary cash investments (with maturities of three months or less when acquired and readily convertible to cash).

c)	Short-term investments

Short-term investments are stated at the lower of cost plus accrued income earned (on a “pro rata temporis” basis), or market value.

d)	Trade accounts receivable

Trade accounts receivable are stated at estimated net realizable values. The allowance for doubtful accounts is based on estimated losses and is considered by management to be sufficient to cover probable losses on accounts receivable.

e)	Inventories

Inventories are stated at the lower of average cost of acquisition or production, market or net realizable value.

f)	Long-term investments

Long-term investments are stated at cost plus accrued income earned (on a “pro rata temporis” basis), which approximates market value.

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

Ultrapar Participações S.A. and Subsidiaries

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

Revenues from sales are recognized when products are delivered to the customer or services are performed, and the transfer of risks, rights and obligations associated with the ownership of products takes place. Expenses are recognized on the accrual basis. Advertising expenses, which are expensed as incurred, amounted to R$3.8, R$6.3 and R$6.7 for the years ended December 31, 2005, 2004 and 2003, respectively. Shipping and handling costs, classified as selling expenses and expensed as incurred, amounted to R$69.0, R$63.4 and R$66.5 for the years ended December 31, 2005, 2004 and 2003, respectively.

o)	Cost of sales and services

Cost of sales and services provided includes raw materials (mainly LPG and chemicals) and production, distribution, storage and filling costs.

p)	Earnings per share

Earnings per share are calculated based on the annual weighted average of shares outstanding during each of the years presented, giving retroactive effect to stock splits. Stock dividends are not included in such retroactive earnings per share calculation. See Note 13.

Ultrapar Participações S.A. and Subsidiaries

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

r)	Basis for translation of the financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries are translated into Brazilian reais at the current exchange rate in effect at the balance sheet date. The criteria for preparation of the financial statements have been adapted to conform to accounting practices adopted in Brazil.

s)	Reclassification

Certain balance sheet items of December 31, 2004 have been reclassified to confirm with 2005 presentation.

4.	CASH AND CASH EQUIVALENTS

Cash equivalents consist of investments, contracted with banks of good standing, are mostly represented by certificate of deposits and funds linked to the Brazilian interbank certificates of deposit (CDI) rate, and are stated at cost plus accrued income on a “pro rata temporis” basis. In addition as of December 31, 2005, funds in the amount of R$410.1, raised through notes issued by the subsidiary of LPG International Inc. were invested in U.S. dollars in certificates of deposit issued by foreign banks of good standing.

	2005	2004
Certificate of deposits and funds	571.8	536.3
Foreign investments (a)	509.7	46.9
Cash	32.7	41.3

Total	1,114.2	624.5

(a)	Investments made by the indirect subsidiaries Oxiteno Overseas Co., Oxiteno International Co. and Canamex Químicos S.A. de C.V., in certificate of deposits, Brazilian corporate securities and investment grade securities.

Ultrapar Participações S.A. and Subsidiaries

5.	SHORT AND LONG-TERM INVESTMENTS

Short-term investments relate to the amount invested by the indirect subsidiary Oxiteno Overseas Co. in debt securities of U.S. and Brazilian corporations. As of December 31, 2005, funds in the amount of R$175.8, raised through notes issued by the subsidiary of LPG International Inc. were invested in certificates of deposit denominated in U.S. dollars issued by foreign banks of good standing.

Long-term investments are mainly represented by a debt security of an European corporation denominated in U.S. dollars, bearing interest of six-month LIBOR plus interest of 3.25% per annum and maturing on September 27, 2009 and by notes issued by the Austrian Government.

	2005	2004
Short - term investment	184.8	22.4
Long - term investment	372.7	38.8

	557.5	61.2

6.	TRADE ACCOUNTS RECEIVABLE, NET

	2005	2004
Domestic customers	367.5	371.4
Foreign customers	60.9	91.5
(-) Advances on foreign exchange contracts	(39.0)	(55.5)
(-) Allowance for doubtful accounts	(26.9)	(26.2)

	362.5	381.2

Current portion	343.3	369.3

Long-term portion	19.2	11.9

Ultrapar Participações S.A. and Subsidiaries

7.	INVENTORIES

	2005			2004
	Cost	Provision for losses	Net	Cost	Provision for losses	Net
Finished products	103.3	(1.8)	101.5	118.2	(2.3)	115.9
Work in process	1.1	—	1.1	0.4	—	0.4
Raw materials	43.3	(0.1)	43.2	49.5	(0.1)	49.4
Liquefied Petroleum Gas (LPG)	23.1	—	23.1	23.0	—	23.0
Supplies and cylinders for resale	18.2	(0.9)	17.3	17.8	(0.5)	17.3
Advances to suppliers - mainly LPG	5.5	—	5.5	4.3	—	4.3

Total	194.5	(2.8)	191.7	213.2	(2.9)	210.3

8.	RECOVERABLE TAXES

Represented, substantially, by credit balances of ICMS (State VAT), IPI (Federal VAT), PIS and COFINS (taxes on revenue), and prepaid income and social contribution taxes, which can all be offset against future taxes payable.

	2005	2004
Income and social contribution taxes	68.0	57.2
ICMS	70.9	74.3
Provision for losses - ICMS (*)	(36.0)	(33.7)
PIS and COFINS	3.0	7.3
IPI	0.2	0.2
VAT of subsidiary Canamex Químicos S.A. de C.V.	3.5	3.7
Other	0.1	0.6

Total	109.7	109.6

Current portion	62.9	73.0

Long - term portion	46.8	36.6

(*)	The provision refers to balances that the Company’s subsidiaries estimate not being able to recover in the future.

Ultrapar Participações S.A. and Subsidiaries

9.	INVESTMENTS IN AFFILIATED COMPANIES

A summary of financial information for the Company’s equity investments is as follows:

	December 31, 2005
	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.
Number of shares or quotas held	156	1,493,120
Net equity - R$	5.7	5.5
Net income for the year - R$	0.4	(0.4)
Ownership interest - %	25.00	50.00

	2005
	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Total
Changes in investments:
Balance at beginning of year	1.3	4.6	5.9
Equity pick-up	0.1	1.5	1.6
Stock redemption received	—	(3.3)	(3.3)

Balance at end of year	1.4	2.8	4.2

	December 31, 2004
	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.
Number of shares or quotas held	156	3,174,501
Net equity - R$	5.3	10.1
Net income for the year - R$	0.7	—
Ownership interest - %	25.00	45.56

	2004
	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Other	Total
Changes in investments:
Balance at beginning of year	0.9	4.6	0.2	5.7
Capital increase	0.2	—	—	0.2
Equity pick-up	0.2	—	—	0.2
Write-off	—	—	(0.2)	(0.2)

Balance at end of year	1.3	4.6	—	5.9

Ultrapar Participações S.A. and Subsidiaries

	December 31, 2003
	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.
Number of shares or quotas held	125	3,174,501
Net equity - R$	3.8	10.1
Net income for the year - R$	1.4	—
Ownership interest - %	25.00	45.56

	2003
	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Other	Total
Changes in investments:
Balance at beginning of year	0.6	4.6	1.9	7.1
Equity pick-up	0.3	—	—	0.3
Write-off	—	—	(1.7)	(1.7)

Balance at end of year	0.9	4.6	0.2	5.7

The investment of subsidiary Oxiteno S.A. - Indústria e Comércio in the affiliated company Oxicap Indústria de Gases Ltda. is carried under the equity method based on the affiliate’s financial statements as of November 30, 2005. The investment of subsidiary Oxiteno Nordeste S.A. - Indústria e Comércio in the affiliated company Química da Bahia Indústria e Comércio S.A. is carried under the equity method based on the affiliate’s financial statements as of December 31, 2005.

The financial statements of Oxicap Indústria de Gases Ltda. and Química da Bahia Indústria e Comércio S.A. were audited by other independent auditors.

10.	PROPERTY, PLANT AND EQUIPMENT

		2005				2004
	Annual depreciation rates - %	Cost, including revaluation	Accumulated depreciation	Allowance for realization	Net amount	Cost, including revaluation	Accumulated depreciation	Allowance for realization	Net amount
Land	—	48.1	—	—	48.1	46.3	—	—	46.3
Buildings	4 to 5	431.6	(151.9)	—	279.7	380.3	(136.6)	—	243.7
Machinery and equipment	5 to 10	800.8	(373.0)	(0.4)	427.4	689.5	(326.6)	(1.0)	361.9
Gas tanks and cylinders	10	339.9	(189.6)	—	150.3	328.5	(161.5)	—	167.0
Vehicles	20 to 30	167.8	(119.7)	—	48.1	146.8	(101.4)	—	45.4
Furniture and fixtures	10	22.1	(8.4)	—	13.7	18.3	(6.7)	—	11.6
Construction in progress	—	29.6	—	—	29.6	96.9	—	—	96.9
Other	2.5 to 30	148.2	(71.8)	(0.6)	75.8	128.8	(54.2)	—	74.6

Total		1,988.1	(914.4)	(1.0)	1,072.7	1,835.4	(787.0)	(1.0)	1,047.4

Property, plant and equipment include net capitalized interest cost of R$4.9 and R$5.4 as of December 31, 2005 and 2004, respectively.

Construction in progress refers substantially to improvements of subsidiaries’ plants.

Ultrapar Participações S.A. and Subsidiaries

Buildings include R$61.5 (R$23.1 in 2004) of improvement in third party properties that are being amortized on straight-line basis at 4%p.a.

Other refers to computer equipment in the amount of R$15.0 (R$17.2 in 2004), software in the amount of R$24.4 (R$27.7 in 2004), and commercial property rights, mainly those described below:

•	On July 11, 2002, the indirect subsidiary Terminal Químico de Aratu S.A. - Tequimar signed a contract for use of the site on which it operates its Aratu Terminal for 20 years, renewable for another 20 years. The amount of R$12.0 paid by Tequimar is being amortized from August, 2002 to July 2042.

•	Further, Terminal Químico de Aratu S.A. - Tequimar has a 20-year lease of an area adjacent to the Santos harbor which allows it to build, operate and exploit the terminal, intended for the distribution of liquid bulk renewable for another 20 years. The price paid by Tequimar was R$3.8 and is being amortized from August 2005 until December 2022.

11.	DEFERRED CHARGES, NET

Deferred charges are substantially represented by costs incurred in the implementation of information systems in the amount of R$8.7 (R$2.0 in 2004), amortized over five to ten years, and by costs related with the installation of Ultrasystem equipment at customers’ premises in the amount of R$60.3 (R$56.0 in 2004), amortized over the average term of the LPG supply contracts with these customers. Deferred charges also include the goodwill from acquisitions mentioned in Note 3.a) in the amount of R$10.8 (R$21.7 in 2004), and expenses on studies and projects.

Ultrapar Participações S.A. and Subsidiaries

12.	LOANS, FINANCING AND DEBENTURES

a)	Composition

Description	2005	2004	Index/ Currency	Annual interest rate 2005 - %	Maturity and amortization
Foreign currency:
Notes (b)	—	151.5	US$	3.5	Semiannually to 2005
Notes (b)	586.5	—	US$	7.25	Semiannually to 2015
Working capital loan	0.4	0.5	MX$ + TIIE (i)	1.0	Monthly to Jan/2006
Syndicated loan (b)	140.6	—	US$	5.05	Semiannually to 2008
Foreign financing	28.5	32.2	US$ + LIBOR	2.0	Semiannually to 2009
Financing for inventories and property additions	11.0	8.8	MX$ + TIIE (i)	From 1.5 to 2.0	Semiannually to 2010
Advances on foreign exchange contracts	9.8	3.3	US$	From 3.90 to 4.88	Maximum of 57 days
National Bank for Economic and Social Development (BNDES)	22.3	20.8	UMBNDES (ii)	From 8.76 to 10.91	Monthly to 2010
National Bank for Economic and Social Development (BNDES)	0.3	—	US$	10.96	Beginning November 2006, monthly to 2010
Export prepayments	44.9	129.8	US$	From 4.22 to 6.85	Semiannually to 2008

Subtotal	844.3	346.9
Unrealized losses on swap transactions	48.1	88.6

Subtotal	892.4	435.5

Local currency:
National Bank for Economic and Social Development (BNDES)	173.0	130.2	TJLP (iii)	From 1.5 to 4.85	Monthly to 2010
National Bank for Economic and Social Development (BNDES)	11.2	15.5	IGP-M (iv)	6.5	Semiannually to 2008
Government Agency for Machinery and Equipment Financing (FINAME)	47.7	34.1	TJLP (iii)	From 1.8 to 4.85	Monthly to 2010
Research and projects financing (FINEP)	38.1	24.4	TJLP (iii)	(2.0)	Monthly to 2009
Debentures (c)	317.9	—	CDI (v)	102.5	Semiannually to 2008
Other	0.2	—

Subtotal	588.1	204.2

Total financing and debentures	1,480.5	639.7

Current liabilities	(201.9)	(381.6)

Long-term liabilities	1,278.6	258.1

(i)	MX$ = Mexican pesos, TIIE = Mexican break-even interbank interest rate.
(ii)	UMBNDES = BNDES monetary unit. This is a “basket” of currencies representing the composition of BNDES’ debt in foreign currency, 88% of which is linked to the U.S. dollar.
(iii)	TJLP = long-term interest rate.
(iv)	IGP-M = general market price index
(v)	CDI = Interbank deposit rate

Ultrapar Participações S.A. and Subsidiaries

Annual maturities of long-term financing

	2005	2004
2006	—	109.3
2007	94.0	57.3
2008	515.5	36.9
2009	75.0	54.6
2010	9.0	—
Thereafter	585.1	—

Total	1,278.6	258.1

b)	Notes and syndicated loan

In June 1997, the subsidiary Companhia Ultragaz S.A. issued US$60 million in notes, maturing in 2005. In June 2005, maturity was extended to June 2020. In January 2004, the subsidiary LPG International Inc. issued US$60 million in notes to acquire the notes of Companhia Ultragaz S.A. In June 2005, the subsidiary LPG International Inc. which held all notes issued by Companhia Ultragaz S.A., sold them to the subsidiary Oxiteno Overseas Corporation, which financed the acquisition through a syndicated loan in the amount of US$60 million maturing in June 2008, with annual interest rate of 5.05%. The loan was guaranteed by the Company and Oxiteno S.A. Indústria e Comércio, which, among other obligations, assumed commitment of maintaining the financial index determined by the ratio between net debt and consolidated EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) lesser or equal to 3.5, and the ratio between consolidated EBITDA and consolidated net financial expenses greater than or equal to 1.5. The subsidiary LPG International Inc. used the proceeds from the sale of notes of Companhia Ultragaz S.A. to redeem notes issued by it.

In December 2005, the subsidiary LPG International Inc. issued notes in the amount of US$250 million, maturing in December 2015, with annual interest rate of 7.25% paid semiannually, with the first payment scheduled for June 2006. The issue price was 98.75% of the notes’ face value, which represented a total yield for investors of 7.429% per annum upon issuance. The notes were guaranteed by the Company and by Oxiteno S.A. Indústria e Comércio.

As a result of the issuance of notes and the loan, the Company and its subsidiaries mentioned above are subject to covenants that limit, among other things, their ability to incur indebtedness and establish liens on assets, engage in mergers and acquisitions, conduct transactions with securities issued by it, and conduct transactions with affiliated companies. The restrictions imposed on the Company and its subsidiaries are usual in operations of this nature and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries

c)	Debentures

On February 2, 2005, the Extraordinary Stockholders’ Meeting approved the issuance by the Company and the public distribution in a single series of 30,000 nonconvertible debentures with nominal unit value of R$10.00 (ten thousand reais), totaling R$300.

On March 30, 2005, the Company’s Board of Directors, empowered by the Extraordinary Stockholders’ Meeting, approved the interest rate determined through a bookbuilding process on the same date.

On April 6, 2005, the CVM registered the operation, and funds of R$304.9, net of commission, were received on April 8, 2005.

Characteristics of the debentures are:

Nominal unit value:	R$10.00 (ten thousands reais).

Final maturity:	March 1, 2008.

Nominal value payment:	Lump sum at final maturity.

Yield:	102.5% of CDI.

Yield payment:	Semiannually, beginning March 1, 2005.

Repricing:	None.

The debentures are subject to commitments that restrict, among other things, certain operations of merger or spin-off, as well as the disposal of operating assets that would result in a reduction of more than 25% of consolidated net sales, and include the obligation to maintain a consolidated net debt to EBITDA ratio less than or equal to 3.5. Thus far, none of these commitments have restricted the ability of Company and its subsidiaries’ to conduct business.

d)	Collateral

A portion of the financing is collateralized by liens on property, plant and equipment, shares of investee and guarantees provided by the Company and its subsidiaries and by minority stockholders, as shown below:

	2005	2004
Amount of financing secured by:
Property, plant and equipment	53.8	39.0
Shares of investee minority and stockholders’ guarantees	11.2	15.5

Total	65.0	54.5

Other loans are collateralized by guarantees issued by Company and by the future flow of exports. The Company is responsible for sureties and guarantees offered on behalf of its subsidiaries, amounting to R$1,017.9 (R$533.1 in 2004.).

Ultrapar Participações S.A. and Subsidiaries

Certain subsidiaries have issued guarantees to financial institutions related to amounts owed to those institutions by certain of their customers (vendor financing). There are no recourse provisions or collaterals that would enable the Company or its subsidiaries to recover any amounts paid to the financial institutions under these agreements. In the event such payments are made, the subsidiaries may recover such amounts paid directly from their customers. Maximum future payments related to these guarantees amount to R$33.2 (R$45.2 in 2004), with terms of up to 210 days. As of December 31, 2005, the Company and its subsidiaries have not incurred any loss nor recorded any liability related these guarantees.

Certain subsidiaries have conducted “supplier finance” transactions, in which banks advance to suppliers the proceeds from sales made to the subsidiaries, which issue an acceptance of such advance. These operations have an average term of nine days and are recorded as bank loans, since the suppliers received the funds from the banks, using the subsidiaries’ credit. The amount as of December 31, 2005 totalized R$0.2. Financial income related to this operation for the year ended December 31, 2005 amounted to eighteen thousands reais.

13.	STOCKHOLDERS’ EQUITY

a)	Capital

The Company is a listed corporation with shares traded on the São Paulo and New York Stock Exchanges. Subscribed and paid-up capital is represented by 81,325,409 shares without par value, comprised of 49,429,897 common shares and 31,895,512 preferred shares.

Ultrapar Participações S.A. and Subsidiaries

The table below represents changes in shares and capital occurred in 2005:

	R$ thousand	Total shares
Events	Capital	Common	Preferred	Total
As of December 31, 2004	664.0	51,264,621,778	18,426,647,050	69,691,268,828

Stock dividends:
On February 2, 2005 the Board of Directors approved an issuance of 10,453,690,324 preferred shares, to be distributed among the stockholders in the proportion of 15 preferred shares to 100 common or preferred shares held.	234.9	—	10,453,690,324	10,453,690,324

Conversion of common shares into preferred shares:
At the Extraordinary Stockholders’ Meeting held on February 22, 2005, the stockholders approved the conversion of 1,834,724,517 common shares into preferred shares.	—	(1,834,724,517)	1,834,724,517	—

Supplementary issuance of preferred shares:
The Board of Directors’ Meeting held on April 25, 2005 approved an issuance of 1,180,450,697 preferred shares to supply the excess of demand in the distribution of preferred shares, held simultaneously in Brazil and abroad, with a price of R$40.00 per thousand shares.	47.1	—	1,180,450,697	1,180,450,697

As of June 30, 2005	946,0	49,429,897,261	31,895,512,588	81,325,409,849

Reverse stock split:
The Extraordinary Stockholders’ Meeting held on July 20, 2005 approved reverse stock split, attributing 1 (one) share in substitution for every 1,000 (thousand) existing shares. Likewise, each American Depositary Share—ADS, previously representative of a lot of 1,000 (thousand) preferred shares, became representative of 1 (one) preferred share.	—	49,429,897	31,895,512	81,325,409

As of December 31, 2005	946.0	49,429,897	31,895,512	81,325,409

As of December 31, 2005, 9,902,405 thousand preferred shares were outstanding abroad, in the form of American Depositary Receipts - ADRs.

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

At the beginning of 2000, the Company granted, through a stockholders agreement, tag—along rights, which assure to minority stockholders identical conditions to those negotiated by the controlling shareholders in case of disposal of shareholding control of the Company. The tag-along rights guarantee 100% of the offer price for all types of shares issued by the Company. On May 18, 2004, the Company included the tag-along rights in its bylaws.

The Company is authorized to increase its capital, regardless of amendment to the bylaws, through a resolution of the Board of Directors, until it reaches R$1,500,000 (one billion and five hundred million reais), by means of issuance of common or preferred shares, without keeping the existing ratio, observing the limit of 2/3 of preferred shares, to the total of the shares issued.

Ultrapar Participações S.A. and Subsidiaries

b)	Treasury shares

The Company acquired its own shares at market price, without capital reduction, for holding in treasury and subsequent disposal or cancellation, in accordance with the provisions of Brazilian Securities Commission (CVM) Instructions No. 10 of February 14, 1980 and No. 268 of November 13, 1997.

As of December 31, 2005, the Company and its subsidiaries held 377,847 preferred shares (182,697 preferred shares, net of shares provided to certain executives of these subsidiaries as described in Note 22) and 6,617 common shares in treasury, which had been acquired at the average cost of R$24.35 (whole Brazilian reais) and R$19.30 (whole Brazilian reais) per share, respectively. The average acquisition cost, was adjusted to reflect the stock dividends and reverse stock split, according to the table above.

The market price of preferred shares issued by the Company as of December 31, 2005 on the BOVESPA (São Paulo Stock Exchange) was R$32.50.

c)	Capital reserve

The capital reserve in the amount of R$0.3 reflects the goodwill of the sale of shares to be held in treasury in the Company’s subsidiaries, at the average price of R$33.21 (whole Brazilian reais) per share. These shares were provided to certain executives of these subsidiaries as described in Note 22.

d)	Revaluation reserve

This reserve reflects the revaluation write-up of assets of subsidiaries and is realized based upon depreciation, write-off or disposal of revalued assets, including the related tax effects.

In some cases, taxes on the revaluation reserve of certain subsidiaries are recognized only upon the realization of this reserve since the revaluation occurred prior to the publication of CVM Resolution No.183/95. Taxes on these reserves are R$7.3 (R$7.8 in 2004).

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

Ultrapar Participações S.A. and Subsidiaries

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

Proposed dividends as stated in the Company’s financial statements, subject to approval at the Annual Stockholders’ Meeting, are as follows:

2005
Net income	299.2
Legal reserve	(15.0)
Retention of profits	(142.1)
Realization of unrealized profit reserve	89.2

Compulsory dividends	231.3

Reserve for unrealized profits	(74.2)
Interim dividends (R$0.703817 (whole Brazilian reais) per common and preferred share after reverse stock split; see Note 13)	(57.1)
Proposed dividends (R$1.232498 (whole Brazilian reais) per common and preferred share)	(100.0)

14.	FINANCIAL INCOME AND (EXPENSES), NET

	2005	2004	2003
Financial income:
Interest on cash and cash equivalents, short and long-term investments	128.8	72.1	105.7
Interest on trade accounts receivables	5.1	4.9	5.4
Monetary and exchange variation income	(17.8)	(10.4)	(27.6)
Other	2.6	2.3	2.2

	118.7	68.9	85.7
Financial expense:
Interest on financing	(42.9)	(45.2)	(56.9)
Interest on debentures	(41.4)	—	—
Bank charges	(17.1)	(12.2)	(6.7)
Monetary and exchange variation expenses	32.3	25.7	82.3
Financial results from currency swap transactions	(48.8)	(52.6)	(122.6)
CPMF, PIS, COFINS and IOF taxes on financial transactions	(25.6)	(26.3)	(35.1)
Other	(2.5)	(3.3)	(3.9)

	(146.0)	(113.9)	(142.9)

Total	(27.3)	(45.0)	(57.2)

Ultrapar Participações S.A. and Subsidiaries

15.	NONOPERATING INCOME (EXPENSES), NET

Refers mainly to the result of the disposal of permanent assets, especially LPG cylinders, as well as the write-off, in 2004, of the investment in the affiliated Extracta Moléculas Naturais S.A. in the amount of R$1.6.

16.	RECONCILIATION OF EBITDA

As expressly permitted by the CVM in its annual orientation guide for the preparation of financial statements, the Company is presenting its method for calculating EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), as shown in the table below:

	2005					2004	2003
	Ultragaz	Oxiteno	Ultracargo	Other	Consolidated	Consolidated	Consolidated
Operating income	77.8	257.9	17.2	5.4	358.3	563.9	351.6
(+) Depreciation and amortization	117.3	42.3	27.1	1.0	187.7	172.7	146.9

EBITDA	195.1	300.2	44.3	6.4	546.0	736.6	498.5

17.	SEGMENT INFORMATION

The Company has three reportable segments: gas, chemical and logistics. The gas segment distributes LPG to residential, commercial and industrial consumers mainly in the South, Southeast and Northeast regions of Brazil. The chemical segment primarily produces ethylene oxide, ethylene glycols, ethanolamines and etherglycols. Operations in the logistics segment include storage and transportation, mainly in the Southeast and Northeast regions of Brazil. Reportable segments are strategic business units that provide different products and services. Intersegment sales are transacted at prices that are freely negotiated and approximate those that the selling entity is able to obtain with third parties.

The principal financial information about each of the Company’s reportable segments is as follows:

	2005					2004	2003
	Ultragaz	Oxiteno	Ultracargo	Other	Consolidated	Consolidated	Consolidated
Net sales, net of intercompany transactions	2,901.7	1,609.9	182.2	—	4,693.8	4,784.2	4,000.3
Operating income before financial items	77.8	257.9	17.2	5.4	358.3	563.9	351.6
EBITDA	195.1	300.2	44.3	6.4	546.0	736.6	498.5

Total assets	944.6	2,020.6	317.7	396.3	3,679.2	2,667.2	2,408.0

Disclosures of segments in accordance with U.S. GAAP are made in Note 24.V.j).

Ultrapar Participações S.A. and Subsidiaries

18.	RISKS AND FINANCIAL INSTRUMENTS

The main risk factors to which the Company and its subsidiaries are exposed reflect strategic-operating and economic-financial aspects. Strategic-operating risks (such as behavior of demand, competition, technological innovation and significant structural changes in industry, among others) are addressed by the Company’s management model. Economic-financial risks mainly reflect customer default and macroeconomic variables such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company. These risks are managed through control policies, specific strategies and the determination of limits, as follows:

•	Customer default - These risks are managed by specific policies for accepting customers and analyzing credit and are mitigated by diversification of sales. As of December 31, 2005, the subsidiaries Oxiteno S.A. Indústria e Comércio and Oxiteno Nordeste S.A. Indústria e Comércio maintained R$0.8 (2004 - R$2.1) and the subsidiaries of Ultragaz Participações Ltda, maintained R$25.2 (2004 - R$23.1) as an allowance for doubtful accounts.

•	Interest rates - The Company and its subsidiaries adopt conservative policies to obtain and invest funds and to minimize the cost of capital. The temporary cash investments of the Company and its subsidiaries are described in Note 4. Funds obtained from the BNDES, debentures and foreign currency financing are disclosed in Note 12.

•	Exchange rate - The Company’s subsidiaries use foreign currency swap instruments (mainly US$ to CDI) available in the financial market to cover assets and liabilities in foreign currency, so as to reduce the exchange rate variation effects on their results. Such swap instruments have amounts, periods and indexes equivalent to the assets and liabilities in foreign currency to which they are linked. The following summary shows assets and liabilities in foreign currency, translated into Brazilian reais at December 31, 2005 and 2004 at the corresponding year end exchange rates:

	2005	2004
Assets:
Investments abroad and swap instruments	126.2	266.6
Foreign cash and cash equivalents, short and long-term investments	725.7	109.0
Receivables from foreign customers, net of advances on foreign exchange contracts	22.0	35.0

Total	873.9	410.6

Liabilities:
Foreign currency financing	844.3	346.9
Import transactions payables	16.0	12.2

Total	860.3	359.1

Net asset position	13.6	51.5

The exchange rate variation related to cash and cash equivalents, short and long-term investments in foreign currencies was recorded as financial expense in the consolidated statement of income for the year ended December 31, 2005, in the amount of R$9.4 (financial expense in 2004 of R$11.0 and financial expense in 2003 of R$24.3).

•	Market value of financial instruments

Market value of financial instruments as of December 31, 2005 and 2004 are as follow:

	2005		2004
	Book value	Market value	Book value	Market value
Financial assets:
Cash and cash equivalents	1,114.2	1,114.2	624.5	624.5
Short-term investments	184.8	184.8	22.4	22.4
Long-term investments	372.7	372.7	38.8	38.8

	1,671.7	1,671.7	685.7	685.7

Financial liabilities:
Current and long-term financing and swaps	1,162.6	1,164.4	639.7	631.7
Current and long-term debentures	317.9	318.5	—	—

	1,480.5	1,482.9	639.7	631.7

Investment:
Other	18.7	23.7	18.7	32.6

The market value of financial instruments was obtained through the commonly used marking to market methodology, which consists of carrying the balances of the instruments until the maturity at the respective contracted rates, discounting them to present value at market rates as of December 31, 2005 and 2004. The market value of other investments is based on the share price trading on the BOVESPA - São Paulo Stock Exchange in December 31, 2005 and 2004.

19.	CONTINGENCIES AND COMMITMENTS

a)	Labor, civil and tax lawsuits

The Petrochemical Industry Labor Union, of which the employees of Oxiteno Nordeste S.A. - Indústria e Comércio are members, filed a lawsuit against the subsidiary in 1990, demanding compliance with the adjustments established in a collective labor agreements, in lieu of the salary policies effectively followed. At the same time, the employers’ association proposed a collective bargaining for the interpretation and clarification of the fourth clause of the agreement. Based on the opinion of its legal counsel, who analyzed the last decision of the Federal Supreme Court (STF) on the collective bargaining as well as the status of the individual lawsuit of the subsidiary, management believes that an accrual for a potential loss is not necessary as of December 31, 2005.

The subsidiaries Companhia Ultragaz S.A. and SPGás Distribuidora de Gás Ltda. are parties to an administrative proceeding at the SDE (Economic Law Department), linked to CADE (Administrative Council for Economic Defense), under the allegation of anticompetitive practice in certain municipalities of the State of Minas Gerais in 2001. In September 2005, the SDE issued a technical notice recommending to CADE a ruling against the companies involved in this proceeding. In their defense, the subsidiaries’ arguments, among others, are that: (i) under the terms of the notice issued by the Company’s chief executive officer on July 4, 2000, the subsidiaries’ employees were forbidden to discuss with third parties matters related to prices; and (ii) no consistent evidence was attached to the proceeding’s records, and the SDE acknowledged its failure in the attempt to prove the practice. In view of the arguments presented, the fact that the technical notice has no binding effect on CADE’s decision, and their legal counsel’s opinion, the subsidiaries did not record a provision for this issue. Should CADE’s decision be unfavorable, the subsidiaries could still discuss the issue at the judicial level.

The subsidiary Companhia Ultragaz S.A. is a defendant in lawsuits relating to damages caused by an explosion in 1996 in a shopping mall in the city of Osasco, State of São Paulo. Such lawsuits involve: (i) individual suits filed by victims of the explosion claiming damages from Ultragaz for the loss of economic benefit and for pain and suffering, (ii) reimbursement of expenses from management of the shopping mall and its insurance company, and (iii) a class action lawsuit seeking indemnification for material damages and pain and suffering for all the victims injured and deceased. The subsidiary believes that it has presented evidence that defective gas pipes in the shopping mall caused the accident and that Ultragaz’s on-site LPG storage facilities did not contribute to the explosion. Of the 54 lawsuits judged thus far, a favorable judgment was obtained for 53, with 1 unfavorable decision, which is still subject to appeal, and whose amount, should the decision be upheld, is seventeen thousands reais. The subsidiary has insurance for this contingency, and the uninsured contingent amount is R$39.6. The Company has not recorded any provision for this amount, since it believes the probability of loss is remote.

The Company and its subsidiaries obtained injunctions to pay PIS and COFINS (taxes on revenues) without the changes introduced by Law No. 9718/98 in its original version. The ongoing questioning refers to the levy of these taxes on sources of income other than revenues. The unpaid amounts were recorded in the financial statements of the Company and its subsidiaries, totaling R$37.0 as of December 31, 2005 (2004 - R$33.7). Recently the Federal Supreme Court (STF) has decided the matter favorable to the taxpayer. Although it is a precedent, the effect of this decision does not automatically apply to all the companies, since they have to await judgment of their own lawsuit. In addition to the accrued amount, the Company has subsidiaries that have been unsuccessful in obtaining an injunction and, accordingly, have been paying the taxes. Thus, should there be final favorable outcomes for the subsidiaries in all lawsuits, the Company estimates that the total positive effect on income before income and social contribution tax should reach R$56.5, net of attorney’s fees.

The subsidiary Oxiteno S.A. - Indústria e Comércio and its subsidiary Oxiteno Nordeste S.A. Indústria e Comércio accrued R$14.5 (2004 - R$7.3) for ICMS tax assessments being judged at lower-level administrative courts. The subsidiaries are currently awaiting a decision on the appeal.

The subsidiary Utingás Armazenadora S.A. has been challenging an court ISS tax assessments issued by the municipal government of Santo André. Legal counsel of the subsidiary classifies the risk as low, since a significant portion of the lower-court decisions was favorable to the subsidiary. The thesis defended by the subsidiary is supported by the opinion of a renowned tax specialist. The unprovisioned updated amount of the contingency as of December 31, 2005 is R$30.0 (R$25.4 as of December 31, 2004).

On October 07, 2005 the subsidiaries of Ultragaz Participações Ltda. filed for and obtained an injunction to support the offset of PIS and COFINS credits against other federal taxes, notably income and social contribution taxes. According to the injunction obtained, the subsidiaries have been making escrow deposits for these debits and recognizing the corresponding liability for this purpose.

The Company and its subsidiaries have other ongoing administrative and judicial proceedings. Legal counsel classified the risks on these proceedings as possible and/or remote and, therefore, no reserves for potential losses on these proceedings have been recorded.

Escrow deposits and provisions are summarized below:

	2005		2004
	Escrow deposits	Provision made	Escrow deposits	Provision made
Income and Social contribution tax on net income	6.1	9.3	—	2.9
Labor claims	11.8	—	9.9	2.0
PIS and COFINS on other gains	0.1	37.0	0.1	33.7
ICMS	0.8	14.5	0.5	9.4
Other	3.7	—	3.6	4.1

Total	22.5	60.8	14.1	52.1

b)	Take or pay commitments

Terminal Químico de Aratu S.A. - Tequimar has contracts with CODEBA - Companhia Docas do Estado da Bahia and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with their port facilities in Aratu and Suape, respectively. Such contracts establish minimum cargo movement of 1,000,000 tons per year for Aratu, effective through 2022, and 250,000 tons per year for Suape, effective through 2027. If annual movement is less than the established minimum, the subsidiary is required to pay the difference between the actual movement and the minimum contractual movement using the port rates in effect at the date of payment. As of December 31, 2005, such rates were R$3.67 and R$3.44 per ton for Aratu and Suape, respectively. The subsidiary has met the minimum cargo movement limits since inception of the contracts. At

December 31, 2005, future minimum lease payments under these operating leases are: 2006 - R$4.5, 2007 - R$4.5, 2008 - R$4.5, 2009 - R$4.5, 2010 - R$4.5 and thereafter R$56.3. A substantial part of these leases are paid directly to the port authorities by Tequimar’s customers. The part of such lease expenses paid by Tequimar amounted to R$2.0 in 2005, R$1.6 in 2004 and R$1.4 in 2003.

Oxiteno Nordeste S.A. - Indústria e Comércio has a supply contract with Braskem S.A., effective through 2012, which establishes a minimum annual consumption level of ethylene per year. The minimum purchase commitment and the actual demand for the years ended December 31, 2005 and 2004, expressed in tons of ethylene, are summarized below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased.

	Minimum purchase commitment	Actual demand (real)
		2005 Unaudited	2004 Unaudited
In tons	137,900	192,190	192,439

At December 31, 2005, future minimum purchase commitments under this contract, based on the price prevailing at that date, are: 2006 - R$171.8, 2007 - R$171.8, 2008 - R$171.8, 2009 - R$171.8, 2010 - R$171.8 and thereafter - R$343.6. Total purchases made under this contract were R$624.9 in 2005, R$576.9 in 2004 and R$403.4 in 2003.

c)	Insurance coverage for subsidiaries

The Company has appropriate insurance policies to cover various risks, including loss and damage from fire, lightning, explosion of any nature, windstorm, plane crash and electrical damage, among others, protecting the units and other branches of all subsidiaries. The estimated amount of insured assets is US$240 million.

For the units of Oxiteno S.A. Indústria e Comércio, Oxiteno Nordeste S.A. Indústria e Comércio and Canamex Químicos S.A. de C.V., there is also a loss of income insurance against losses from potential accidents related to their assets, in the amount of US$128 million.

A civil liability insurance program covers all the Group companies, with a coverage of US$150 million, for losses and damages from accidents caused by third parties, related to the commercial/industrial operations and/or distribution and sale of products and services.

Group life insurance, personal accident insurance, health insurance, and domestic and international transportation insurance are also contracted.

20.	RELATED COMPANIES

The balances and transactions with related parties are as follows:

	2005
	Loans		Trade accounts
	Assets	Liabilities	Receivable	Payable
Química da Bahia Indústria e Comércio S.A.	—	3.9	—	—
Serma Associação dos Usuários de Equipamentos de Processamentos de Dados e Serviços Correlatos	3.7	—	—	—
Petroquímica União S.A.	—	—	—	5.1
Oxicap Indústria de Gases Ltda.	—	—	—	0.7
Liquigás Distribuidora S.A.	—	—	0.1	—
Petróleo Brasileiro S.A. - Petrobras	—	—	2.1	—
Braskem S.A.	—	—	—	21.0
Plenogás - Distribuidora de Gás S.A.	—	0.9	—	—
Other	—	0.2	0.1	—

Total at December 31, 2005	3.7	5.0	2.3	26.8

Total at December 31, 2004	3.1	8.8	1.5	41.8

	2005
			Financial Income (expenses)
	Transactions
	Sales	Purchases
Petroquímica União S.A.	—	128.9	—
Oxicap Indústria de Gases Ltda.	—	8.3	—
Liquigás Distribuidora S.A.	2.9	—	—
Petróleo Brasileiro S.A. - Petrobras	—	2,015.5	—
Copagaz Distribuidora de Gás Ltda.	0.7	—	—
Braskem S.A.	78.5	624.9	—
SHV Gás Brasil Ltda.	0.2	—	—
Other	0.4	—	—

Total 2005	82.7	2,777.6	—

Total 2004	98.3	2,805.9	(0.5)

Total 2003	57.8	2,323.8	(0.6)

The loan balance with Química da Bahia Indústria e Comércio S.A. is adjusted based on the Brazilian long-term interest rate (TJLP). Other loans are not subject to financial charges. Purchase and sale transactions refer, substantially, to purchases of raw materials, other materials and storage and transportation services, carried out at market prices and conditions.

21.	INCOME AND SOCIAL CONTRIBUTION TAXES

a)	Deferred income and social contribution taxes

The Company and its subsidiaries recognize tax assets and liabilities, which do not expire, arising from tax loss carryforwards, temporary add-backs, revaluation of property, plant and equipment and other procedures. Tax credits are based on the continuing profitability from operations. Management expects to realize these tax credits over a maximum period of three years. Deferred income and social contribution taxes are presented in the following principal categories:

	2005	2004
Assets:
Deferred income and social contribution taxes on:
Provision for losses in assets	22.8	21.6
Provision for contingencies	17.1	15.4
Other provisions	18.8	14.1
Income and social contribution on tax loss carryforwards	24.3	12.1

Total	83.0	63.2

Current portion	22.0	26.9
Long - term portion	61.0	36.3

Liabilities:
Deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	1.2	1.6
Income earned abroad	23.1	30.5

Total	24.3	32.1

Current portion	0.2	0.3
Long - term portion	24.1	31.8

b)	Reconciliation of income and social contribution taxes to statutory tax rates

	2005	2004	2003
Income before taxes, equity in subsidiaries and affiliated companies and minority interest	329.2	502.9	295.4
Official tax rates - %	34.0	34.0	34.0

Income and social contribution taxes at official rates	(111.9)	(171.0)	(100.4)

Adjustments to the effective tax rate:
Operating provisions and nondeductible expenses/nontaxable income	17.8	(5.2)	2.3
Adjustments to estimated income	1.1	(0.3)	1.1
Employees’ Meal Program (PAT)	0.5	0.6	0.3
Other adjustments	(0.1)	(0.6)	(0.6)

Income and social contribution taxes before tax benefits	(92.6)	(176.5)	(97.3)

Benefits of tax holidays - ADENE	63.8	93.5	52.4
Income and social contribution taxes per statement of income	(28.8)	(83.0)	(44.9)

Current	(113.1)	(175.0)	(113.0)
Deferred	20.5	(1.5)	15.7
Benefits of tax holidays - ADENE	63.8	93.5	52.4

c)	Tax loss carryforwards

Tax loss carryforwards may be used to offset up to 30% of future taxable income and do not expire.

d)	Tax exemption

The following indirect subsidiaries have partial or total exemption from income tax in connection with a government program for the development of the Northeast Region of Brazil:

Subsidiary	Unit	Exemption - %	Expiration date
Oxiteno Nordeste S.A. - Indústria e Comércio	Camaçari plant	100	2006

Bahiana Distribuidora de Gás Ltda.	Mataripe unit	75	2013
	Suape unit	100	2007
	Ilhéus unit	25	2008
	Aracaju unit	25	2008
	Caucaia unit	75	2012

Terminal Químico de Aratu S.A. - Tequimar	Aratu Terminal	75	2012
	Suape Terminal (acetic acid and butadiene byproducts) (*)	100	2005

(*)	In December of 2005, this unit’s exemption expired and a request was filed with ADENE (Northeast Development Agency), the agency in charge of managing this incentive program, seeking a 75% income tax reduction until 2015, which approval is still pending. Should the request not be approved, this unit’s income tax reduction will be 25% until 2008 and 12.5% from 2009 to 2013.

22.	STOCK COMPENSATION PLAN

The Extraordinary Stockholders’ Meeting held on November 26, 2003 approved a compensation plan for management of the Company and its subsidiaries, which provides for: (i) the initial grant of usufruct of shares issued by the Company and held in treasury by the subsidiaries in which the beneficiaries are employed, and (ii) the transfer of the beneficial ownership of the shares after ten years of the initial concession provided that the professional relationship between the beneficiary and the Company and its subsidiaries is not interrupted. The total value granted to executives until December 2005, including taxes, was R$8.9 (R$7.7 in 2004). Such value is being amortized over a period of ten years and the amortization related to the year ended December 31, 2005, in the amount of R$0.8 (R$0.6 in 2004), was recorded as an operating expense of the period.

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

In August 2001, the Company and its subsidiaries began to offer their employees a defined contribution pension plan, managed by Ultraprev - Associação de Previdência Complementar. Under the terms of the plan, the basic contribution of each participating employee is defined annually by the participant between 0% and 11% of his/her salary. The sponsoring companies provide a matching contribution to the basic contribution. As participants retire, they may opt to receive monthly: (i) a percentage varying between 0.5% and 1.0% of the fund accumulated in his/her name at Ultraprev, or (ii) a fixed-monthly amount that will extinguish the fund accumulated in his/her name in a period between 5 and 25 years. As such, neither the Company nor its subsidiaries assume responsibility for guaranteeing amounts or periods of receipt for the participants that retire. In 2005, the Company and its subsidiaries contributed R$3.0 (R$4.0 - 2004 and R$3.4 - 2003) to Ultraprev, which was charged to income for the year. The total number of employee participants as of December 31, 2005 was 5,975, with no participants retired to date. Additionally, Ultraprev has 1 active participant and 31 former employees receiving benefits according to the policies of a previous plan.

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

In determining amounts under U.S. GAAP, the effects of inflation for the years ended December 31, 1996 and 1997 were determined using the “Índice Geral de Preços -Disponibilidade Interna - IGP-DI” index, which is widely-accepted and respected index published monthly by the Fundação Getúlio Vargas.

Through December 31, 1995, the Company used indexes established by the government to restate balances and transactions for purposes of its corporate law financial statements. Such indexes do not necessarily represent changes in general price levels, as would be required under U.S. GAAP.

Because the Company’s management believes that the “Índice Geral de Preços - Disponibilidade Interna - IGP-DI” is an appropriate and consistent measure of the general price inflation in Brazil and because of its availability, for U.S. GAAP purposes the Company adopted the IGP-DI for restatement of its financial statements through December 31, 1995, replacing the government mandated index. This procedure is consistent with the recommendation by the Brazilian Task Force (organized under the AICPA International Practices Task Force to review the issue of the appropriate index to be used for preparing price-level adjusted financial statements of Brazilian companies filing with the SEC) of using the IGP-M or IGP-DI for such purposes. Thus, all nonmonetary assets and liabilities were restated using the IGP-DI since the inception of the Company, through December 31, 1997.

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

Under Brazilian corporate law, purchases by subsidiaries of their own stock from minority stockholders are initially recorded at cost. Upon cancellation of these shares, the difference between cost and the related book value of the subsidiary’s stockholders’ equity is recorded by the parent company and in the consolidated financial statements as a capital gain or loss. Direct purchases by the parent company of the subsidiaries’ stock from minority stockholders are recorded at cost, with the difference between cost and the related book value of the subsidiaries’ stockholders’ equity recorded as positive or negative goodwill by the parent company and in the consolidated financial statements.

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

Acquisition of SPGás Distribuidora de Gás Ltda. (“SPGás”) - 2003

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

The following summary presents the Company’s unaudited pro forma consolidated results of operations for the years ended December 31, 2003, in accordance with accounting practices adopted in Brazil, as if the SPGás acquisition had been completed at the beginning of each period. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results:

Amounts under accounting practices adopted in Brazil	2003
Net sales and services	4,283.0
Operating income before financial items	324.8
Net income	224.6
Net earnings per thousand shares - whole R$	3.23

Acquisition of Canamex Químicos S.A. de C.V. (“Canamex”) - 2003

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

Acquisition of subsidiary shares from minority stockholders - 2004

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

Under U.S. GAAP, the Company has accounted for this transaction as an acquisition of minority interest. The purchase price of this acquisition was R$3.7 million, net of tax, higher than the historical book value recorded under U.S. GAAP. This difference was allocated as an increase of property, plant and equipment, in the amount of R$3.2 million (net of deferred income taxes) and as an increase of inventories, in the amount of R$0.5 million (net of deferred income taxes), based on the estimated fair value of the net assets of Companhia Ultragaz S.A.

g)	Earnings per share

Under accounting practices adopted in Brazil, it is permitted to determine earnings per share based upon the weighted average number of shares outstanding during each year that earnings are reported. Subsequent changes in the Company’s share capital, such as stock dividends, are not retroactively reflected in the disclosure of number of shares outstanding and in the calculation of earnings per share under accounting practices adopted in Brazil, except for the reverse stock split.

Under U.S. GAAP, earnings per share are determined based upon the weighted average number of shares outstanding during the period, giving retroactive effect to stock dividends and stock splits. Entities whose capital structures include nonconvertible securities that may participate in dividends with common stock according to a predetermined formula should use the two-class method of computing earnings per share as described in SFAS 128, “Earnings per Share”. Nonvested shares granted to certain executives of the Company as disclosed in Note 24 I k) are not included in the computation of basic earnings per share even though the shares are legally issued, since such shares are considered contingently returnable because if the executives do not render the requisite service, the shares are returned to the Company. These nonvested shares are included in diluted earnings per share applying the treasury stock method. The calculation of earnings per share under U.S. GAAP is shown in Note 24.V.a).

The Extraordinary Stockholders’ Meeting held on July 20, 2005 approved a reverse stock split of the Company’s shares, attributing 1 (one) share in substitution for every 1,000 (thousand) existing shares. Likewise, each American Depositary Share ADS, previously representative of a lot of 1,000 (thousand) preferred shares, became representative of 1 (one) preferred share.

h)	Available-for-sale securities

Equity securities

Under accounting practices adopted in Brazil, available-for-sale equity securities are generally carried at cost, less provision charged to the statement of income if a loss in value is considered to be other than temporary.

For U.S. GAAP reconciliation purposes, the available-for-sale equity security has been recorded at estimated fair value, and the resulting accumulated adjustment, in the amount of R$5.1 (positive) and R$11.0 (positive) as of December 31, 2005 and 2004, respectively, net of deferred tax effect, when applicable, has been recognized as a separate component of stockholders’ equity until realization. The estimated fair values of the equity security carried by the Company are R$23.7 and R$32.6 as of December 31, 2005 and 2004, respectively. During the years presented, no equity security classified under U.S. GAAP as available-for-sale was disposed of.

Debt securities

Under accounting practices adopted in Brazil, available-for-sale debt securities are generally carried at cost, plus interest income earned less provisions, when applicable, charged to the statement of income to reduce its carrying value to market value.

For U.S. GAAP reconciliation purposes, available-for-sale debt securities have been recorded at estimated fair value, and the resulting accumulated adjustment, in the amount of zero in 2005 (R$0.8 - negative in 2004), has been recognized as a separate component of stockholders’ equity, net of deferred tax effects and minority interest, when applicable, until realization.

As of December 31, 2005 and 2004, the fair values of available-for-sale debt securities amount to R$177.8 and R$21.2, respectively, and the gross unrealized losses amount to zero in 2005 (R$1.2 in 2004).

As of December 31, 2005, the total amount of available-for-sale debt securities mature within one year.

For the year ended December 31, 2005, the Company sold debt securities for R$12.6 (2004 - R$18.7), generating a gross realized loss of R$3.0 (2004 - R$2.2), recorded in the statement of income. The cost of such securities was based on specific identification.

Ultrapar Participações S.A. and Subsidiaries

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

2005
	Notional amount		Receive side	Pay side	Book value Gain (loss)	Fair value - U.S. GAAP Gain (loss)	Adjustment Gain (loss)
Description	Receive currency	Pay currency	Interest rate	Interest rate
Swap	US$58.9	R$142.4	5.1 fixed	101.7% to 102% of CDI - variable	(15.2)	(16.7)	(1.5)
Swap	US$10.8	MXN122.0	—	5.8% fixed	(3.3)	(5.2)	(1.9)
Swap	US$1.4	R$3.3	—	36.9% to 101.3% of CDI - variable	0.1	—	(0.1)
Swap	R$9.0	US$4.0	74.4% to 79.0% of CDI - variable	—	(0.2)	(0.2)	—
Swap	R$84.3	US$37.7	99.6% to 104.5% of CDI - variable	4% fixed	(2.0)	(1.5)	0.5
Swap	US$16.7	R$49.3	4.2% to 6.9% fixed	84.7% to 94.2% of CDI - variable	(27.5)	(27.1)	0.4

Total					(48.1)	(50.7)	(2.6)

2004
	Notional amount			Receive side	Pay side	Book value Gain (loss)	Fair value - U.S. GAAP Gain (loss)	Adjustment Gain (loss)
Description	Receive currency		Pay currency	Interest rate	Interest rate
Swap	US$50.3		R$136.0	7.2% to 8.0% fixed	100% of CDI - variable	(54.7)	(50.8)	3.9
Swap	US$10.8		MXN122.0	—	5.8% fixed	(1.9)	(2.0)	(0.1)
Forward	R$57.2	(**)	US$19.5	—	US$2.78 to US$2.95 (*)	5.0	5.0	—
Swap	R$5.4		US$2.0	101.5%of CDI - variable	2.5% fixed	0.1	0.1	—
Swap	US$43.9		R$130.4	4.2% to 6.9% fixed	87% to 100% of CDI - variable	(37.1)	(31.9)	5.2

Total						(88.6)	(79.6)	9.0

(*)	Conversion exchange rate at maturity.
(**)	Amount to be received at maturity.

2003
	Notional amount		Receive side	Pay side	Book value Gain (loss)	Fair value - U.S. GAAP Gain (loss)	Adjustment Gain (loss)
Description	Receive currency	Pay currency	Interest rate	Interest rate
Swap	US$53.9	R$145.8	7.2% to 8.7% fixed	100% of CDI - variable	(23.7)	(13.9)	9.8
Swap	US$10.8	MXN122.0	—	5.8% fixed	(0.4)	(1.3)	(0.9)
Swap	R$63.5	US$22.0	96.1% to 100.5% of CDI - variable	2.0% fixed	1.7	1.4	(0.3)
Swap	US$69.4	R$206.0	4.2% to 6.9% fixed	87% to 100% of CDI - variable	(21.5)	(9.6)	11.9
Swap	US$8.4	R$29.5	11.1% to 11.6% fixed	100% to 152% of CDI - variable	(8.2)	(7.7)	0.5
Swap	US$3.1	R$9.2	0% to 10.9% fixed	22.4% to 103.9% of CDI - variable	(0.7)	(0.6)	0.1
Swap	US$3.1	R$10.9	10.9% to 16.7% fixed	100% of CDI - variable	(2.9)	(2.7)	0.2

Total					(55.7)	(34.4)	21.3

Ultrapar Participações S.A. and Subsidiaries

j)	Expenses for public offering of shares

Under accounting practices adopted in Brazil, costs associated with the offering of shares to the public, in the amount of R$2.4, are recorded as financial expenses in 2005.

Under U.S.GAAP, these costs directly reduce the proceeds of the offering recorded in capital.

k)	Accounting for stock compensation plan

As mentioned in Note 22, the Company has approved a stock compensation plan on November 26, 2003. Based on the provisions of this plan, on December 14, 2005, October 4, 2004 and December 17, 2003 the Company, respectively, granted 28,400, 47,150(*) and 119,600(*) restricted shares to certain executives at no costs to them. The grant-date fair value of these shares was R$32.83, R$ 40.78(*) and 30.32(*) (whole Brazilian reais) per shares on December 14, 2005, October 4, 2004, and December 17, 2003 respectively. These executives have the right to receive dividends on these shares provided that the professional relationship between them and the Company and its subsidiaries is not interrupted. These shares will cliff vest after ten years of the initial award.

(*)	Retroactively adjusted for the stock dividend and reverse stock split as mentioned in Note 24.I.g).

Under Brazilian GAAP, the Company records compensation costs from its stock compensation plan similarly to the requirements of APB Opinion No. 25, “Accounting for Stock Issued to Employees”, using the intrinsic value of the award. Compensation cost is charged to earnings on a straight-line basis.

No adjustments are included in the U.S. GAAP reconciliation related to the Company’s stock compensation plan since the Company applies APB Opinion No. 25 to account for the plan for U.S. GAAP purposes. The Company has not disclosed the pro forma information required under SFAS 123, “Accounting for Stock-based Compensation”, as amended by SFAS 148, “Accounting for Stock-based Compensation Transition and Disclosure”, since the results of using the fair value method to record compensation expense would be the same as under the intrinsic value method.

For U.S. GAAP purposes, dividends declared under these unvested restricted shares are accounted for initially as a charge to retained earnings. If the restricted shares do not vest, all previously declared dividends associated with the restricted shares are reversed from retained earnings and charged to compensation expense. As of December 31, 2005, accumulated dividends declared under all unvested restricted shares outstanding amounted to R$0.5 (2004 - R$0.3).

Ultrapar Participações S.A. and Subsidiaries

l)	Fair value of guarantees under FIN 45

Under accounting practices adopted in Brazil, the Company is not required to record any liability related to guarantees given to third parties unless contingent obligations to make future payments under the guarantees are probable.

Under accounting practices adopted in Brazil, as of December 31, 2005, the Company has not recorded any liability related to these guarantees, as disclosed in Note 12.

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

Under U.S. GAAP, as of December 31, 2005 and 2004 the Company recorded a liability in the amount of R$0.3 and R$0.6, respectively, related to these guarantees based on their fair value. The respective offsetting entry of this liability was recorded as an expense at the time those guarantees were issued. The Company reduces the liability (by a credit to earnings) as it is released from risk under the guarantees.

m)	Translation adjustments - Canamex

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

As a result of this difference, the net translation gain or loss, net of tax, reported in the statement of income under accounting practices adopted in Brazil in the amount of R$3.0 (gain) for the year ended December 31, 2005 (2004 - R$1.8 (loss)) was reclassified to “Accumulated other comprehensive income (loss)” in stockholders’ equity under U.S. GAAP. Such difference has no total stockholders’ equity effect.

Ultrapar Participações S.A. and Subsidiaries

n)	Classification of export notes

Certain subsidiaries of the Company have discounted certain export notes under recourse financing arrangements with financial institutions operating in Brazil. If the original debtors fail to pay their obligations when due, these subsidiaries would be required to repay the financed amounts. Under accounting practices adopted in Brazil, such transactions are classified as a reduction of accounts receivable as mentioned in Note 6. Under U.S. GAAP, these transactions are recorded gross as accounts receivable and bank loans. As a consequence, current assets and liabilities under U.S. GAAP would be increased by R$39.0 and R$55.5 at December 31, 2005 and 2004, respectively. This U.S. GAAP difference has no net income or equity effect.

o)	Operating income

Under accounting practices adopted in Brazil, nonoperating income (expenses) includes certain items that would be classified within operating income for U.S. GAAP purposes. These items amounted to R$1.6 (loss), R$15.1 (loss) and R$5.3 (loss) for the years ended December 31, 2005, 2004 and 2003, respectively, and are composed as follows:

	2005	2004	2003
Operating items under U.S. GAAP - Loss on disposals of fixed assets	(1.6)	(15.1)	(5.3)
Other items included in nonoperating income (expenses):
Gain (loss) on disposal of investments	(0.2)	(0.9)	6.1
Other	—	—	0.2

Total nonoperating income (expenses), net reported under accounting practices adopted in Brazil	(1.8)	(16.0)	1.0

p)	Financial statement note disclosures

Under accounting practices adopted in Brazil, a certain set of information is required to be disclosed in the notes to the financial statements. The additional disclosures required by U.S.GAAP, which are relevant to the accompanying financial statements, are included herein.

q)	New pronouncements

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs-an amendment of ARB No. 43.” The Statement requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage to be recognized as current period charges. This Statement eliminates the criterion of “so abnormal” and requires that the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement shall apply prospectively and are effective for inventory costs incurred by the Company after December 31, 2005. The Company will adopt this Statement as of January 1, 2006. The impact of adopting these new rules is dependent on events that could occur in future periods, and as such, an estimate of the impact cannot be determined until the event occurs in future periods.

Ultrapar Participações S.A. and Subsidiaries

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB No. 29.” This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. Management will apply these standards in the event exchanges of nonmonetary assets occur after such date.

In November 2005, the FASB issued FSP FAS 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, which outlines a three-step model for identifying investment impairments in debt and equity securities within the scope of Statement 115 and cost-method investments. The three steps involve (1) determining whether the investment is impaired, (2) evaluating whether the impairment is other-than- temporary, and (3) if the impairment is other-than-temporary, recognizing an impairment loss. The FSP carries forward the disclosure requirements of issue 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The Company will begin applying this guidance as of January 1, 2006 as circumstances arise.

In July 2005, the FASB issued FSP No. APB 18-1, “Accounting By an Investor for Its Proportionate Share of Accumulated Other Comprehensive Income of an Investee Accounted for Under The Equity Method in Accordance with APB Opinion No. 18 Upon a Loss of Significant Influence”, which requires that when equity method accounting ceases upon the loss of significant influence of an investee, the investor’s proportionate share of the investee’s other comprehensive income should be offset against the carrying value of the investment. To the extent this results in a negative carrying value, the investor should adjust the carrying value to zero and record the residual balance through earnings. The Company will apply this Statement in the fiscal period beginning January 1, 2006 as the need arises.

In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3”. SFAS 154 requires retrospective application to financial statements of prior periods for changes in accounting principles as if such principles had always been used. The cumulative effect of the change is reflected in the carrying value of assets and liabilities as of the first period presented and the offsetting adjustments are recorded to opening retained earnings. This statement is effective January 1, 2006. The Company will apply this statement as of January 1, 2006 as such changes in accounting principles occur.

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”. This statement requires companies to recognize a liability for the fair value of a legal obligation to perform asset retirement obligations that are conditional on a future event if the amount can be reasonably estimated. This statement becomes effective on December 31, 2005. Management has previously evaluated the application of FASB Statement No. 143 to its operations and concluded that no material effects would be expected.

Ultrapar Participações S.A. and Subsidiaries

II - Reconciliation of the differences between U.S. GAAP and accounting practices adopted in Brazil in net income

	Note 24.I.	2005	2004	2003
Net income as reported under accounting practices adopted in Brazil		299.2	414.5	246.4

Reversal of revaluation adjustments:	b)
Depreciation of property, plant and equipment		2.8	2.9	4.8
Deferred tax effects		(0.4)	(0.4)	(0.1)
Minority interests		(0.1)	(0.3)	(1.2)

		2.3	2.2	3.5

Inflation accounting:	a)
Property, plant and equipment - incremental depreciation		(3.4)	(3.4)	(5.1)
Other nonmonetary assets		(0.2)	(0.6)	(0.4)

		(3.6)	(4.0)	(5.5)

Deferred tax effects		1.3	1.3	1.9
Minority interests		(0.1)	0.1	0.2

		(2.4)	(2.6)	(3.4)

Different criteria for:
Cancellation of subsidiaries’ treasury stock	f)	0.9	0.9	0.8
Deferred charges expensed:	c)
Cost		(49.5)	(42.9)	(38.3)
Amortization		41.8	40.1	39.0
Depreciation of interest costs capitalized during construction	e)	(0.5)	(0.8)	(1.0)
Reversal of goodwill amortization	f)	8.8	8.5	3.1
Fair value adjustments relating to accounting for derivative instruments and hedging activities	i)	(11.6)	(12.3)	67.9
Translation adjustments - Canamex	m)	(4.5)	2.6	—

Other individually insignificant adjustments	d), h), l)	0.5	1.8	1.1

		(14.1)	(2.1)	72.6

Deferred tax effects		1.9	(0.6)	(25.9)
Minority interests		(0.1)	(0.4)	(5.9)

		(12.3)	(3.1)	40.8

Fair value adjustments relating to business combinations	f)	(1.5)	(1.6)	(1.5)
Deferred tax effects		0.5	0.5	0.5

		(1.0)	(1.1)	(1.0)

Fair value adjustments relating to acquisition of minority interest in Oxiteno S.A. - Indústria e Comércio	f)	4.7	4.6	3.0
Deferred tax effects		(1.0)	(0.9)	(0.4)

		3.7	3.7	2.6

Fair value adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.	f)	1.5	1.5	(0.1)
Deferred tax effects		(0.5)	(0.5)	—
Minority interests		—	(0.1)	—

		1.0	0.9	(0.1)

Fair value adjustments relating to the acquisition of Canamex Químicos S.A. de C.V.	f)	0.2	(0.3)	(0.7)
Deferred tax effects		(0.1)	0.1	0.2

		0.1	(0.2)	(0.5)

Fair value adjustments relating to acquisition of minority interest in Companhia Ultragaz S.A	f)	(1.3)	—	—
Deferred tax effects		0.4	—	—

		(0.9)	—	—

Expenses for public offering of shares	j)	2.4	—	—

Net income under U.S. GAAP		292.1	414.3	288.3

Ultrapar Participações S.A. and Subsidiaries

	Note 24.I.	2005	2004	2003
Basic and diluted earnings per share under U.S. GAAP (in accordance with SFAS 128) - R$:	g)
Basic and diluted earnings per common share (*)		3.61	5.18	3.48
Basic and diluted earnings per preferred share (*)		3.61	5.18	3.82

(*)	The calculation of basic and diluted earnings per share is summarized in Note 24.V.a), which is retroactively adjusted to the stock dividend and reverse stock split mentioned in Note 24.I.g).

III - Reconciliation of the differences between U.S. GAAP and accounting practices adopted in Brazil in stockholders’ equity

	Note 24.I.	2005	2004
Stockholders’ equity as reported under accounting practices adopted in Brazil		1,790.1	1,600.5
Reversal of revaluation adjustments:	b)
Property, plant and equipment		(30.6)	(33.4)
Deferred tax effects		1.2	1.6
Minority interests		0.6	1.3

		(28.8)	(30.5)

Inflation accounting:	a)
Property, plant and equipment		25.3	28.7
Other nonmonetary assets		2.8	3.0

		28.1	31.7
Deferred tax effects		(9.5)	(10.8)
Minority interests		(0.2)	(0.5)

		18.4	20.4

Different criteria for:
Cancellation of subsidiaries’ treasury stock	f)	(2.9)	(3.8)
Deferred charges:	c)
Cost		(288.0)	(238.5)
Accumulated amortization		208.7	166.9
Capitalization of interest costs during construction:	e)
Cost		12.8	12.8
Accumulated amortization		(12.0)	(11.5)
Reversal of goodwill recorded at SPGás before acquisition	f)	—	(3.5)
Reversal of goodwill amortization of SPGás acquisition under BR GAAP	f)	11.4	6.5
Reversal of negative goodwill amortization of Companhia Ultragaz S.A. shares from minority stockholders	f)	(1.5)	(1.8)
Fair value adjustments relating to accounting for derivative instruments	i)	(2.6)	9.0
Other individually insignificant adjustments	d), h), l)	(1.4)	(3.3)

		(75.5)	(67.2)
Deferred tax effects		24.8	23.0
Minority interests		0.6	2.3

		(50.1)	(41.9)

Fair value adjustments relating to business combinations:	f)	3.1	4.6
Deferred tax effect		(1.1)	(1.6)

		2.0	3.0

Fair value adjustments relating to acquisition of minority interest in Oxiteno S.A. - Indústria e Comércio	f)	(27.1)	(31.8)
Deferred tax effects		5.6	6.6

		(21.5)	(25.2)

Adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.:	f)
Fair value adjustments		(7.0)	(8.5)
Deferred tax effects		2.4	2.9
Goodwill difference between U.S. GAAP and accounting practices adopted in Brazil		14.4	14.4
Minority interest		(0.2)	(0.2)

		9.6	8.6

Ultrapar Participações S.A. and Subsidiaries

	Note 24.I.	2005	2004
Adjustments relating to the acquisition of Canamex Químicos S.A. de C.V.:	f)
Fair value adjustments		(1.9)	(2.1)
Deferred tax effects		0.6	0.7
Goodwill difference between U.S. GAAP and accounting practices adopted in Brazil		0.7	0.7

		(0.6)	(0.7)

Fair value adjustments relating to acquisition of minority interest in Companhia Ultragaz S.A.	f)	4.3	5.6
Deferred tax effects		(1.5)	(1.9)

		2.8	3.7

Available-for-sale equity securities (temporary unrealized losses)	h)	3.0	11.9
Deferred tax effects		(1.0)	(4.0)

		2.0	7.9

Stockholders’ equity under U.S. GAAP		1,723.9	1,545.8

IV - Statement of changes in stockholders’ equity in accordance with U.S. GAAP

	2005	2004	2003
Stockholders’ equity under U.S. GAAP as of beginning of the year	1,545.8	1,294.8	1,076.5
Additional paid-in capital	0.5	0.4	0.7
Net income	292.1	414.3	288.3
Dividends and interest on own capital	(157.1)	(164.2)	(72.0)
Acquisition of treasury shares	—	(6.8)	(2.2)
Unrealized gains (losses) on available-for-sale equity securities, net of tax	(5.9)	9.5	3.9
Unrealized gains (losses) on available-for-sale debt securities, net of tax	0.8	(0.4)	(0.4)
Translation adjustment - Canamex - net of tax - Note 24.I. m)	3.0	(1.8)	—
Capital Increase due to issuance of preferred shares	47.1
Expenses for public offering of shares	(2.4)	—	—

Stockholders’ equity under U.S. GAAP as of the end of the year	1,723.9	1,545.8	1,294.8

Comprehensive income (under SFAS 130):
Net income	292.1	414.3	288.3
Unrealized gains (losses) on available-for-sale equity securities, net of tax	(5.9)	9.5	3.9
Unrealized gains (losses) on available-for-sale debt securities, net of tax	0.8	(0.4)	(0.4)
Translation adjustment - Canamex - net of tax	3.0	(1.8)	—

Total comprehensive income	290.0	421.6	291.8

Accumulated other comprehensive income as of the end of the year	6.3	8.4	1.1

Thereof
Available for sale equity securities, net of tax	5.1	11.0	1.5
Available for sale debt securities, net of tax	—	(0.8)	(0.4)
Cumulative Translation adjustment - Canamex, net of tax	1.2	(1.8)	—

	6.3	8.4	1.1

Ultrapar Participações S.A. and Subsidiaries

V - Additional disclosures required by U.S. GAAP

a)	Earnings per share

The following table provides a reconciliation of the numerators and denominators used in computing earnings per share and the allocation of distributed and undistributed income between common and preferred stockholders under the two-class method of computing earnings per share as required by SFAS 128. The calculation of earnings per share as summarized below is retroactively adjusted for the stock dividend and reverse stock split as mentioned in Note 24.I.g).As discussed in notes 22 and 24.I.k), the Company has a share compensation plan. For all periods presented, the impact of this share compensation plan on diluted earnings per share was de minimus and consequently, the Company has not presented a separate calculation of the diluted earnings per share amount.

	2005
	Common	Preferred	Total
Distributed income	96.6	60.5	157.1
Undistributed income	83.0	52.0	135.0

Net income under U.S. GAAP	179.6	112.5	292.1

Weighted average shares outstanding (in thousands)	49,576.1	31,238.9	80,815.0

Basic and diluted earnings per share - whole R$	3.61	3.61

	2004
	Common	Preferred	Total
Distributed income	105.2	59.0	164.2
Undistributed income	160.3	89.8	250.1

Net income under U.S. GAAP	265.5	148.8	414.3

Weighted average shares outstanding (in thousands)	51,257.0	28,718.8	79,975.8

Basic and diluted earnings per share - whole R$	5.18	5.18

Ultrapar Participações S.A. and Subsidiaries

	2003
	Common	Preferred	Total
Distributed income	44.5	27.5	72.0
Undistributed income	133.7	82.6	216.3

Net income under U.S. GAAP	178.2	110.1	288.3

Weighted average shares outstanding (in thousands)	51,264.6	28,805.9	80,070.5

Basic and diluted earnings per share - whole R$	3.48	3.82

b)	Concentrations of credit risk

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

Ultrapar Participações S.A. and Subsidiaries

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

Logistic segment (Ultracargo)

The main customers of Ultracargo are chemical companies. The average-term payment is 33 days.

Historically, the Company has not experienced significant losses on trade receivables.

Company is dependent on few major suppliers

The Company is dependent on third-party manufacturers for all of its supply of ethylene and LPG. In 2005, 2004 and 2003, products purchased from the Company’s three largest suppliers accounted for approximately 73%, 76% and 72% of cost of sales and services, respectively. The Company is dependent on the ability of its suppliers to provide products on a timely basis and on favorable pricing terms. The loss of certain principal suppliers or a significant reduction in product availability from principal suppliers could have a material adverse effect on the Company. The Company believes that its relationship with its suppliers is satisfactory.

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

No impairment has been recorded in the consolidated financial statements as of December 31, 2005.

d)	Impairment of goodwill

Under U.S. GAAP financial statements, goodwill consists of the excess of the cost paid for the acquisitions of SPGás and Canamex over the net of the fair value assigned to assets acquired and liabilities assumed of these companies.

The Company has recorded the following amounts of goodwill under the U.S. GAAP financial statements:

Description	2005	2004
Gas segment (Ultragaz):
Goodwill on the acquisition of SPGás	39.9	39.9

Chemical segment (Oxiteno):
Goodwill on the acquisition of Canamex	2.6	2.6

Ultrapar Participações S.A. and Subsidiaries

As mentioned in Note 24.I.f), goodwill is not amortized and is tested for impairment annually.

e)	Intangible assets subject to amortization

The Company’s intangible assets subject to amortization are mainly composed of software and commercial property rights. These intangible assets are classified as other property, plant and equipment (see Note 10).

	2005
	Software	Commercial property rights	Other	Total
Gross	50.8	15.8	35.7	102.3
Accumulated amortization	(26.4)	(1.1)	(15.8)	(43.3)

Net	24.4	14.7	19.9	59.0

	2004
	Software	Commercial property rights	Other	Total
Gross	45.4	15.8	18.4	79.6
Accumulated amortization	(17.7)	(0.7)	(12.7)	(31.1)

Net	27.7	15.1	5.7	48.5

Aggregate amortization expense for the above intangible assets amounted to R$12.2, R$10.0 and R$7.3 for the years ended December 31, 2005, 2004 and 2003, respectively.

The estimated aggregate amortization expense for the next five years is as follows:

2006	12.2
2007	11.3
2008	8.0
2009	3.3
2010	1.9
Thereafter	22.3

Total	59.0

Ultrapar Participações S.A. and Subsidiaries

f)	Fair value of financial instruments

The fair values of accounts receivables and trade suppliers approximate their book values. The fair value of financial assets and financial liabilities, including cash and cash equivalents, short and long term investments, financing, debentures and swap instruments are disclosed in Note 18.

g)	Environmental issues

The Company and its subsidiaries are subject to federal, state and local laws and regulations relating to the environment. These laws generally provide for control of air and effluent emissions and require responsible parties to undertake remediation of hazardous waste disposal sites. Civil penalties may be imposed for noncompliance. The Company provides for remediation costs and penalties when a loss is probable and the amount is reasonably determinable. It is not presently possible to estimate the amount of all remediation costs that might be incurred or penalties that may be imposed; however, management does not presently expect that such costs and penalties will have a material effect on the Company’s consolidated financial position or results of operations. Recurring costs associated with managing hazardous substances and pollution in on-going operations, mainly composed of costs for treatment of effluents and for incinerations, amounted to R$3.6, R$2.7 and R$2.0 for the years ended December 31, 2005, 2004 and 2003, respectively. Capital expenditures to limit or monitor hazardous substances and pollutants amounted to R$8.3, R$4.2 and R$2.8 for the years ended December 31, 2005, 2004 and 2003, respectively. We have no historical mandated expenditures to remediate previously contaminated sites, and other infrequent or non-recurring clean-up expenditures that can be anticipated but which are not required in the present circumstances.

h)	Supplementary information - valuation and qualifying accounts for:

a) Accounts receivable

Allowance for doubtful accounts
Balance as of December 31, 2003	21.8
Additions - costs and expenses	22.8
Deductions - write-off of trade accounts receivable	(18.4)

Balance as of December 31, 2004	26.2
Additions - costs and expenses	15.2
Deductions - write-off of trade accounts receivable	(14.5)

Balance as of December 31, 2005	26.9

Allowance for doubtful accounts in the amount of R$17.2 and R$20.6 are recorded in current trade accounts receivable as of December 31, 2005 and 2004, and R$9.7 and R$5.6 are recorded in long-term trade accounts receivable as of December 31, 2005 and 2004, respectively.

Ultrapar Participações S.A. and Subsidiaries

b) Provision for losses - ICMS

Provision for losses
Balance as of December 31, 2003	39.8
Additions	10.6
Deductions - write-off	(16.7)

Balance as of December 31, 2004	33.7
Additions	9.5
Deductions - write-off	(7.2)

Balance as of December 31, 2005	36.0

i)	Statement of cash flows

Accounting practices adopted in Brazil do not require the presentation of a statement of cash flows as required by U.S. GAAP. Changes in working capital are presented in the statement of changes in financial position. U.S. GAAP requires the presentation of a statement of cash flows describing the Company’s cash flows from operating, financing and investing activities. Statements of cash flows derived from the information based on accounting practices adopted in Brazil are as follows (the reconciling items to U.S.GAAP under item II relate exclusively to operating activities):

Ultrapar Participações S.A. and Subsidiaries

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In millions of Brazilian reais - R$)

	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	299.2	414.5	246.4
Adjustments to reconcile net income to cash provided by operating activities:
Interest income on investments	—	(0.4)	(0.5)
Depreciation and amortization	187.7	172.7	146.9
PIS and COFINS credit on depreciation	1.4	3.0	0.8
Loss on disposals of permanent assets	1.3	17.3	7.6
Foreign exchange and indexation (gains) losses	(55.4)	2.2	(34.7)
Allowance (realization of provision) for losses on permanent assets	—	(1.3)	(0.4)
Equity in losses of affiliated companies	(1.6)	—	0.5
Deferred income and social contribution taxes	(27.4)	1.5	(15.7)
Other long-term taxes	—	8.0	3.9
Minority interest	2.8	5.4	3.6
Other	0.6	2.9	—
Decrease (increase) in operating assets:
Trade accounts receivable	18.7	(47.0)	(9.0)
Recoverable taxes	10.1	15.4	5.5
Inventories	18.6	(68.3)	(20.0)
Prepaid expenses	(3.3)	(2.7)	0.6
Other	(25.6)	(3.3)	5.7
Increase (decrease) in operating liabilities:
Suppliers	(11.1)	11.8	(24.9)
Accrued interest	20.1	0.2	(1.0)
Salaries and related charges	(28.1)	19.4	8.5
Taxes	(0.5)	(0.9)	2.2
Income and social contribution taxes	(2.3)	(3.6)	4.7
Other	4.8	(7.2)	0.5

Net cash provided by operating activities	410.0	539.6	331.2

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to short-term investments	(175.6)	(2.6)	(40.5)
Proceeds from sales of short-term investments	12.6	18.7	—
Additions to long-term investments	(294.6)	(41.7)	—
Additions to investments	—	(0.2)	(1.7)
Business combinations, net of cash acquired	—	—	(134.6)
Additions to property, plant and equipment	(179.4)	(227.2)	(163.4)
Additions to deferred charges	(51.3)	(46.5)	(51.0)
Acquisition of minority interests	—	(10.3)	(0.5)
Proceeds from sales of property, plant and equipment	12.0	6.0	7.4
Other	—	0.7	(7.0)

Net cash used in investing activities	(676.3)	(303.1)	(391.3)

Ultrapar Participações S.A. and Subsidiaries

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(In millions of Brazilian reais - R$)

	2005	2004	2003
CASH FLOWS FROM FINANCING ACTIVITIES
Short-term debt, net	(113.0)	(75.0)	19.6
Loans, Financing and Debentures:
Issuances	1,161.4	293.1	264.7
Repayments	(202.6)	(255.4)	(119.5)
Loans from affiliated companies:
Issuances	9.0	64.5	20.7
Repayments	(10.4)	(65.8)	(86.7)
Dividends paid	(129.5)	(132.3)	(80.1)
Capital increase due to secondary public offering	47.1
Other	—	(5.9)	(7.9)

Net cash provided by (used in) financing activities	762.0	(176.8)	10.8

Effect of exchange rate changes on cash and cash equivalents	(6.0)	(4.0)	(19.8)

Net increase (decrease) in cash and cash equivalents	489.7	55.7	(69.1)
Cash and cash equivalents at the beginning of the year	624.5	568.8	637.9

Cash and cash equivalents at the end of the year	1,114.2	624.5	568.8

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest, net of amounts capitalized	57.3	25.3	51.3
Income taxes	26.4	49.6	25.0
Noncash investing and financing activities:
Off set of loans obtained from affiliated company with stock redemption received	3.3
Acquisition of businesses:
Fair value of assets acquired, including goodwill	—	—	232.1
Fair value of liabilities assumed	—	—	(93.7)

Purchase price	—	—	138.4
Cash acquired	—	—	(3.8)

Purchase price, net of cash acquired	—	—	134.6

Ultrapar Participações S.A. and Subsidiaries

j)	Segment information

Financial information about each of the Company’s reportable segments based on records in accordance with accounting practices adopted in Brazil is as follows:

	2005	2004	2003
Net revenue from sales to unassociated companies:
Gas	2,901.7	2,967.7	2,622.3
Chemical (1)	1,609.9	1,662.9	1,237.8
Logistics	182.2	153.6	140.2

	4,693.8	4,784.2	4,000.3

Intersegment:
Gas	0.7	0.4	0.4
Chemical	0.2	(0.2)	—
Logistics	52.0	43.7	36.9
Other	6.4	6.4	6.4

Elimination	59.3	50.3	43.7

Net revenues:
Gas	2,902.4	2,968.1	2,622.7
Chemical	1,610.1	1,662.7	1,237.8
Logistics	234.2	197.3	177.1
Other	6.4	6.4	6.4
Elimination	(59.3)	(50.3)	(43.7)

	4,693.8	4,784.2	4,000.3

Operating profit before financial income (expenses):
Gas	77.8	152.7	113.2
Chemical	257.9	382.9	207.0
Logistics	17.2	23.0	24.7
Other	5.4	5.3	6.7

	358.3	563.9	351.6

Financial expenses, net	(27.3)	(45.0)	(57.2)
Nonoperating income (expenses), net	(1.8)	(16.0)	1.0

Income before income and social contribution taxes, equity in gain (losses) of affiliated companies and minority interest	329.2	502.9	295.4

Equity in gain (losses) of affiliated companies	1.6	—	(0.5)

Income before taxes and minority interests	330.8	502.9	294.9

(1)	Net revenue from sales to unassociated companies of the chemical segment includes the amounts of R$313.7, R$638.3 and R$480.1 for the years ended December 31, 2005, 2004 and 2003, respectively, related to Glycols. Glycols is the only one of our chemical products families that represents more than 10% of total sales. An important portion of our products could be classified as a commodity and a specialty chemical, depending on the use of such products by our customers. As a consequence we consider that an exact split of sales between commodity and specialty chemicals would be impractical.

Ultrapar Participações S.A. and Subsidiaries

	2005	2004	2003
Additions to property, plant and equipment according to:
Accounting practices adopted in Brazil:
Gas	46.8	51.8	78.8
Chemical	90.1	85.4	51.9
Logistics	42.0	89.2	40.2
Other	0.5	0.8	0.3

	179.4	227.2	171.2

U.S. GAAP:
Gas	46.8	51.8	78.8
Chemical	90.1	85.4	51.9
Logistics	42.0	89.2	40.2
Other	0.5	0.8	0.3

	179.4	227.2	171.2

Depreciation and amortization charges according to:
Accounting practices adopted in Brazil:
Gas	117.3	116.2	95.0
Chemical	42.3	38.1	36.2
Logistics	27.1	17.6	15.3
Other	1.0	0.8	0.4

	187.7	172.7	146.9

U.S. GAAP:
Gas	68.2	69.5	47.9
Chemical	39.7	36.7	34.0
Logistics	29.4	20.3	16.5
Other	0.1	0.1	0.1

	137.4	126.6	98.5

Identifiable assets - accounting practices adopted in Brazil:
Gas	944.6	1,008.2	1,010.9
Chemical	2,020.6	1,296.8	1,075.2
Logistics	317.7	331.6	269.4
Ultrapar and Imaven Imóveis e Agropecuária Ltda.	396.3	30.6	52.5

	3,679.2	2,667.2	2,408.0

Identifiable assets - U.S. GAAP:
Gas	903.9	969.2	965.4
Chemical	2,004.2	1,290.0	1,093.8
Logistics	318.7	330.7	273.0
Ultrapar and Imaven Imóveis e Agropecuária Ltda.	389.3	6.0	11.4

	3,616.1	2,595.9	2,343.6

Ultrapar Participações S.A. and Subsidiaries

Additional information about business segments can be found in Note 17.

	2005	2004
Investments in equity investees - accounting practices adopted in Brazil:
Chemical	4.2	5.9

See Note 9 for details of investment in equity investees.

k)	Financial information for subsidiary guarantors and non-guarantor subsidiaries

Ultrapar Participações S.A. (Company), and Oxiteno S.A. (a wholly-owned subsidiary of Ultrapar Participações), are fully unconditional guarantors of LPG International Inc.’s obligations in connection with the issuance of notes in the international market under rule 144-A, in accordance with Regulation S. We are presenting, pursuant to Rule 3—10 of Regulation S-X, unconsolidated financial information, according to accounting practices adopted in Brazil, of the guarantors and other Ultrapar subsidiaries, as follow:

Ultrapar Participações S.A. and Subsidiaries

Consolidated Balance Sheets as of December 31, 2005

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2.5	359.7	4.7	364.4	747.8	(0.5)	1,114.2
Short-term investments	—	—	—	—	184.8	—	184.8
Trade accounts receivable, net	—	—	64.3	64.3	318.3	(39.3)	343.3
Inventories	—	—	57.8	57.8	134.9	(1.0)	191.7
Recoverable taxes	—	9.0	3.1	12.1	50.3	0.5	62.9
Deferred income and social contribution taxes	—	0.1	3.8	3.9	18.1	—	22.0
Dividends receivable	—	73.3	48.1	121.4	(1.8)	(119.6)	—
Other	—	0.4	0.7	1.1	10.0	(2.5)	8.6
Prepaid expenses	1.0	0.5	1.1	1.6	6.9	(0.7)	8.8

TOTAL CURRENT ASSETS	3.5	443.0	183.6	626.6	1,469.3	(163.1)	1,936.3

LONG-TERM ASSETS
Long-term investments	—	—	—	—	513.1	(140.4)	372.7
Related companies	586.5	14.4	—	14.4	780.6	(1,377.8)	3.7
Deferred income and social contribution taxes	—	2.8	8.2	11.0	50.0	—	61.0
Escrow deposits	—	—	0.7	0.7	21.8	—	22.5
Recoverable taxes	—	11.7	24.7	36.4	10.4	—	46.8
Trade accounts receivable	—	—	—	—	19.2	—	19.2
Other	8.9	0.8	2.1	2.9	6.7	(4.8)	13.7

TOTAL LONG - TERM ASSETS	595.4	29.7	35.7	65.4	1,401.8	(1,523.0)	539.6

PERMANENT ASSETS
Investments:
Subsidiary and affiliated companies	—	2,153.9	1,090.8	3,244.7	2.7	(3,243.2)	4.2
Other	—	0.2	19.1	19.3	8.8	—	28.1
Property, plant and equipment, net	—	—	185.7	185.7	887.9	(0.9)	1,072.7
Deferred charges, net	—	—	7.1	7.1	91.2	—	98.3

TOTAL PERMANENT ASSETS	—	2,154.1	1,302.7	3,456.8	990.6	(3,244.1)	1,203.3

TOTAL ASSETS UNDER ACCOUNTING PRACTICES ADOPTED IN BRAZIL	598.9	2,626.8	1,522.0	4,148.8	3,861.7	(4,930.2)	3,679.2
			—

Ultrapar Participações S.A. and Subsidiaries

Consolidated Balance Sheets as of December 31, 2005

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
RECONCILIATION TO U.S.GAAP
Reversal of revaluation adjustments	—	—	(2.6)	(2.6)	(28.0)	—	(30.6)
Inflation accounting	—	—	7.6	7.6	20.5	—	28.1
Different criteria for:
Deferred charges	—	—	(4.9)	(4.9)	(74.4)	—	(79.3)
Capitalization of interest costs during construction	—	—	—	—	0.8	—	0.8
Reversal of goodwill amortization of SPGás acquisition under BR GAAP	—	—	—	—	11.4	—	11.4
Reversal of goodwill amortization of Companhia Ultragaz S.A. shares from minority stockholders	—	—	—	—	(1.5)	—	(1.5)
Other individually insignificant adjustments	—	(0.1)	—	(0.1)	(1.3)	—	(1.4)
Fair value adjustments relating to business combinations	—	(2.1)	5.2	3.1	—	—	3.1
Fair value adjustments relating to acquisition of minority interest in Oxiteno S.A. - Indústria e Comércio	—	(27.1)	—	(27.1)	—	—	(27.1)
Fair value adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.	—	—	—	—	7.4	—	7.4
Fair value adjustments relating to the acquisition of Canamex Químicos S.A. de C.V.	—	—	—	—	(1.2)	—	(1.2)
Fair value adjustments relating to acquisition of minority interest in Companhia Ultragaz S.A	—	—	—	—	4.3	—	4.3
Available-for-sale equity securities (temporary unrealized losses)	—	—	3.0	3.0	—	—	3.0
Deferred tax effects	—	6.3	(3.0)	3.3	16.6	—	19.9
Equity on U.S.GAAP adjustment	—	(21.7)	(1.1)	(22.8)	—	22.8	—

TOTAL ASSETS UNDER U.S.GAAP	598.9	2,582.1	1,526.2	4,108.3	3,816.3	(4,907.4)	3,616.1

Ultrapar Participações S.A. and Subsidiaries

Consolidated Balance Sheets as of December 31, 2005

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
STOCKHOLDERS’ EQUITY
Capital	—	946.0	510.8	1,456.8	974.3	(1,485.1)	946.0
Capital reserve	—	2.0	—	2.0	137.2	(138.9)	0.3
Revaluation reserve	—	15.0	2.1	17.1	22.3	(24.4)	15.0
Profit reserves	12.4	837.5	717.2	1,554.7	623.3	(1,352.9)	837.5
Treasury shares	—	(4.9)	—	(4.9)	(3.8)	—	(8.7)
Retained earnings	—	—	—		233.8	(233.8)	—

TOTAL STOCKHOLDERS’ EQUITY UNDER ACCOUNTING PRACTICES ADOPTED IN BRAZIL	12.4	1,795.6	1,230.1	3,025.7	1,987.1	(3,235.1)	1,790.1

RECONCILIATION TO U.S.GAAP
Reversal of revaluation adjustments	—	—	(2.6)	(2.6)	(28.0)	—	(30.6)
Inflation accounting	—	—	7.6	7.6	20.5	—	28.1
Different criteria for:
Cancellation of subsidiaries’ treasury stock	—	—	—	—	(2.9)	—	(2.9)
Deferred charges	—	—	(4.9)	(4.9)	(74.4)	—	(79.3)
Capitalization of interest costs during construction	—	—	—	—	0.8	—	0.8
Reversal of goodwill amortization of SPGás acquisition under BR GAAP	—	—	—	—	11.4	—	11.4
Reversal of goodwill amortization of Companhia Ultragaz S.A. shares from minority stockholders	—	—	—	—	(1.5)	—	(1.5)
Fair value adjustments relating to accounting for derivative instruments and headging activities	—	—	0.5	0.5	(3.1)	—	(2.6)
Other individually insignificant adjustments	—	(0.1)	—	(0.1)	(1.3)	—	(1.4)
Fair value adjustments relating to business combinations	—	(2.1)	5.2	3.1	—	—	3.1
Fair value adjustments relating to acquisition of minority interest in Oxiteno S.A. - Indústria e Comércio	—	(27.1)	—	(27.1)	—	—	(27.1)
Fair value adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.	—	—	—	—	7.4	—	7.4
Fair value adjustments relating to the acquisition of Canamex Químicos S.A. de C.V.	—	—	—	—	(1.2)	—	(1.2)
Fair value adjustments relating to acquisition of minority interest in Companhia Ultragaz S.A	—	—	—	—	4.3	—	4.3
Available-for-sale equity securities (temporary unrealized losses)	—	—	3.0	3.0	—	—	3.0
Capital increase for incorporation	—	(21.5)	—	(21.5)	21.5	—	—
Deferred tax effects	—	6.3	(3.0)	3.3	18.2	—	21.5
Minority Interest	—	—	—	—	0.8	—	0.8
Equity on U.S.GAAP adjustment	—	(21.7)	(1.1)	(22.8)	—	22.8	—

TOTAL STOCKHOLDERS’ EQUITY UNDER U.S.GAAP	12.4	1,729.4	1,234.8	2,964.2	1,959.6	(3,212.3)	1,723.9

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Income for the year ended December 31, 2005

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno -Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
GROSS SALES AND SERVICES	—	—	721.0	721.0	4,817.2	(380.2)	5,158.0
Deductions	—	—	(168.0)	(168.0)	(350.4)	54.2	(464.2)

NET SALES AND SERVICES	—	—	553.0	553.0	4,466.8	(326.0)	4,693.8
Cost of sales and services		—	(458.6)	(458.6)	(3,641.6)	316.8	(3,783.4)

GROSS PROFIT	—	—	94.4	94.4	825.2	(9.2)	910.4

OPERATING (EXPENSES) INCOME	(0.2)	0.1	(115.0)	(114.9)	(446.3)	9.3	(552.1)

Selling		—	(23.4)	(23.4)	(164.2)	—	(187.6)
General and administrative	(0.2)	—	(85.9)	(85.9)	(155.4)	9.5	(232.0)
Management compensation	—	(1.1)	(1.1)	(2.2)	(3.6)	—	(5.8)
Depreciation and amortization	—	—	(6.7)	(6.7)	(119.6)	—	(126.3)
Other operating income, net	—	1.2	2.1	3.3	(3.5)	(0.2)	(0.4)

OPERATING INCOME (LOSS) BEFORE FINANCIAL ITEMS	(0.2)	0.1	(20.6)	(20.5)	378.9	0.1	358.3

Financial income (expenses), net	3.2	2.3	(1.9)	0.4	(4.9)	(26.0)	(27.3)
Nonoperating income (expenses), net	—	—	0.4	0.4	(1.3)	(0.9)	(1.8)

INCOME (LOSS) BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES, EQUITY IN GAIN (LOSSES) OF AFFILIATED COMPANIES AND MINORITY INTEREST	3.0	2.4	(22.1)	(19.7)	372.7	(26.8)	329.2

INCOME AND SOCIAL CONTRIBUTION TAXES	—	(1.7)	10.6	8.9	(93.7)	56.0	(28.8)

Current	—	(1.9)	—	(1.9)	(111.2)	—	(113.1)
Deferred	—	0.2	10.6	10.8	9.7	—	20.5
Benefit of tax holidays	—	—	—	—	7.8	56.0	63.8

INCOME (LOSS) BEFORE EQUITY IN GAIN (LOSSES) OF AFFILIATED COMPANIES AND MINORITY INTEREST	3.0	0.7	(11.5)	(10.8)	279.0	29.2	300.4
Equity in affiliated companies	—	298.5	283.1	581.6	1.5	(581.5)	1.6
Minority interest	—	—	—	—	(6.3)	3.5	(2.8)

NET INCOME UNDER ACCOUNTING PRACTICES ADOPTED IN BRAZIL	3.0	299.2	271.6	570.8	274.2	(548.8)	299.2

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Income for the year ended December 31, 2005

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno -Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
RECONCILIATION TO U.S.GAAP
Reversal of revaluation adjustments	—	—	1.0	1.0	1.8	—	2.8
Inflation accounting	—	—	(0.7)	(0.7)	(2.9)	—	(3.6)
Different criteria for:
Cancellation of subsidiaries’ treasury stock	—	—	—	—	0.9	—	0.9
Deferred charges	—	—	(3.0)	(3.0)	(4.7)	—	(7.7)
Depreciation of interest costs capitalized during construction	—	—	(0.1)	(0.1)	(0.4)	—	(0.5)
Reversal of goodwill amortization	—	—	—	—	8.8	—	8.8
Fair value adjustments relating to accounting for derivative instruments and headging activities	—	—	—	—	(11.6)	—	(11.6)
Translation adjustments - Canamex					(4.5)	—	(4.5)
Other individually insignificant adjustments	—	0.4	(0.6)	(0.2)	0.7	—	0.5
Fair value adjustments relating to business combinations	—	1.0	(2.6)	(1.6)	0.1	—	(1.5)
Fair value adjustments relating to acquisition of minority interest in Oxiteno S.A. - Indústria e Comércio	—	4.6		4.6	0.1	—	4.7
Fair value adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.	—	—	—	—	1.5	—	1.5
Fair value adjustments relating to the acquisition of Canamex Químicos S.A. de C.V.	—	—	—	—	0.2	—	0.2
Fair value adjustments relating to acquisition of minority interest in Companhia Ultragaz S.A	—	—	—	—	(1.3)	—	(1.3)
Expenses of public offering of shares	—	2.4	—	2.4	—	—	2.4
Deferred tax effects	—	(1.3)	2.1	0.8	1.3	—	2.1
Minority Interest	—	—	—	—	(0.3)	—	(0.3)
Equity on U.S.GAAP adjustment	—	(14.2)	(8.4)	(22.6)	—	22.6	—

NET INCOME UNDER USGAAP	3.0	292.1	259.3	551.4	263.9	(526.2)	292.1

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Cash Flows for the year ended December 31, 2005

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno -Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES					—
Net income	3.0	299.2	271.6	570.8	274.2	(548.8)	299.2
Adjustments to reconcile net income to cash provided by operating activities:	—	—	—
Depreciation and amortization	—	—	18.1	18.1	169.6	—	187.7
PIS and COFINS credit on depreciation	—	—	0.2	0.2	1.2	—	1.4
Loss (gain) on disposals of permanent assets	—	—	(0.2)	(0.2)	0.6	0.9	1.3
Foreign exchange and indexation (gains) losses	(23.8)	—	1.9	1.9	(61.8)	28.3	(55.4)
Allowance (realization of provision) for losses on permanent assets	—	—	(0.4)	(0.4)	0.4	—	—
Equity in income (losses) of affiliated companies	—	(298.5)	(283.1)	(581.6)	(1.5)	581.5	(1.6)
Benefit of tax holidays					56.0	(56.0)	—
Deferred income and social contribution taxes	—	(0.2)	(6.9)	(7.1)	(20.3)	—	(27.4)
Other long-term taxes	—	—	(0.8)	(0.8)	0.8	—	—
Minority interest	—	—	—	—	6.3	(3.5)	2.8
Other	—	—	—	—	(0.1)	0.7	0.6
Decrease (increase) in operating assets:	—
Trade accounts receivable	—	—	(3.0)	(3.0)	(6.0)	27.7	18.7
Recoverable taxes	—	(9.3)	(8.0)	(17.3)	27.1	0.3	10.1
Inventories	—	—	10.3	10.3	7.9	0.4	18.6
Prepaid expenses	(9.5)	(0.5)	0.2	(0.3)	6.5	—	(3.3)
Dividends received	—	104.1	4.2	108.3	32.3	(140.6)	—
Other	—	(1.4)	(0.9)	(2.3)	(50.1)	26.8	(25.6)
Increase (decrease) in operating liabilities:
Suppliers	—	0.1	12.6	12.7	4.9	(28.7)	(11.1)
Accrued interest	1.2	17.9	0.1	18.0	1.3	(0.4)	20.1
Salaries and related charges	—	(0.4)	(14.3)	(14.7)	(13.4)	—	(28.1)
Taxes	—	—	(0.4)	(0.4)	(0.1)	—	(0.5)
Income and social contribution taxes	—	—	0.2	0.2	(2.5)	—	(2.3)
Other	—	0.8	0.0	0.8	(1.4)	5.4	4.8

Net cash provided by (used in) operating activities	(29.1)	111.8	1.4	113.2	432.0	(106.0)	410.0

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Cash Flows for the year ended December 31, 2005

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno -Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to short-term investments	—	—	—	—	(175.6)	—	(175.6)
Proceeds from sales of short-term investments	—	—	—	—	12.6	—	12.6
Additions to long-term investments	—	—	—	—	(438.1)	143.5	(294.6)
Additions to investments	—	—	(8.9)	(8.9)	—	8.9	—
Additions to property, plant and equipment	—	—	(40.9)	(40.9)	(139.4)	0.9	(179.4)
Additions to deferred charges	—	—	(5.7)	(5.7)	(45.6)	—	(51.3)
Acquisition of minority interests	—	—	—	—	—	—	—
Proceeds from sales of property, plant and equipment	—	0.2	0.9	1.1	11.8	(0.9)	12.0

Net cash (used in) provided by investing activities	—	0.2	(54.6)	(54.4)	(774.3)	152.4	(676.3)

CASH FLOWS FROM FINANCING ACTIVITIES
Short-term debt, net	—	—	(9.4)	(9.4)	(103.6)	—	(113.0)
Long term financings and debentures:
Issuances	587.4	300.0	21.3	321.3	397.8	(145.1)	1,161.4
Repayments	(142.2)	—	(13.8)	(13.8)	(53.7)	7.1	(202.6)
Loans from affiliated companies:
Issuances	11.6	26.2	61.7	87.9	966.9	(1,057.4)	9.0
Repayments	(585.2)	—	(14.0)	(14.0)	(468.6)	1,057.4	(10.4)
Dividends paid	—	(128.8)	(8.7)	(137.5)	(100.3)	108.3	(129.5)
Capital increase	—	47.1	—	47.1	9.2	(9.2)	47.1
Other	—	0.9	—	0.9	(1.0)	—	—

Net cash provided by (used in) financing activities	(128.4)	245.4	37.1	282.5	646.7	(38.9)	762.0

Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	(6.0)	—	(6.0)

Net increase (decrease) in cash and cash equivalents	(157.5)	357.4	(16.1)	341.3	298.3	7.5	489.7
Cash and cash equivalents at the beginning of the year	160.0	2.3	20.8	23.1	449.4	(8.0)	624.5

Cash and cash equivalents at the end of the year	2.5	359.7	4.7	364.4	747.8	(0.5)	1,114.2

Ultrapar Participações S.A. and Subsidiaries

Consolidated Balance Sheets as of December 31, 2004

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
CURRENT ASSETS
Cash and cash equivalents	160.0	2.3	20.8	23.1	609.1	(167.7)	624.5
Short-term investments	—	—	—	—	22.4	—	22.4
Trade accounts receivable, net	—	—	61.4	61.4	318.8	(10.9)	369.3
Inventories	—	—	68.1	68.1	143.0	(0.8)	210.3
Recoverable taxes	—	0.9	9.4	10.3	62.0	0.7	73.0
Deferred income and social contribution taxes	—	0.1	4.2	4.3	22.6	—	26.9
Dividends receivable	—	88.2	0.9	89.1	—	(89.1)	—
Other	—	—	0.5	0.5	18.6	(6.1)	13.0
Prepaid expenses	0.4	—	1.3	1.3	4.4	(0.6)	5.5

TOTAL CURRENT ASSETS	160.4	91.5	166.6	258.1	1,200.9	(274.5)	1,344.9

LONG-TERM ASSETS
Long-term investments	—	—	—	—	38.8	—	38.8
Related companies	9.7	57.1	—	57.1	714.5	(778.2)	3.1
Deferred income and social contribution taxes	—	2.6	4.6	7.2	29.1	—	36.3
Escrow deposits	—	—	0.7	0.7	13.4	—	14.1
Recoverable taxes	—	10.5	14.2	24.7	11.9	—	36.6
Trade accounts receivable	—	—	—	—	11.9	—	11.9
Other	—	—	1.4	1.4	5.7	(4.6)	2.5

TOTAL LONG - TERM ASSETS	9.7	70.2	20.9	91.1	825.3	(782.8)	143.3

PERMANENT ASSETS
Investments:
Subsidiary and affiliated companies	—	1,944.7	850.3	2,795.0	4.6	(2,793.7)	5.9
Other	—	0.2	19.1	19.3	6.6	—	25.9
Property, plant and equipment, net	—	—	162.9	162.9	884.5	—	1,047.4
Deferred charges, net	—	—	1.9	1.9	97.9	—	99.8

TOTAL PERMANENT ASSETS	—	1,944.9	1,034.2	2,979.1	993.6	(2,793.7)	1,179.0

TOTAL ASSETS UNDER ACCOUNTING PRACTICES ADOPTED IN BRAZIL	170.1	2,106.6	1,221.7	3,328.3	3,019.8	(3,851.0)	2,667.2

Ultrapar Participações S.A. and Subsidiaries

Consolidated Balance Sheets as of December 31, 2004

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
RECONCILIATION TO U.S.GAAP
Reversal of revaluation adjustments	—	—	(3.5)	(3.5)	(29.9)	—	(33.4)
Inflation accounting	—	—	8.2	8.2	23.5	—	31.7
Different criteria for:						—
Deferred charges	—	—	(1.9)	(1.9)	(69.7)	—	(71.6)
Capitalization of interest costs during construction	—	—	0.1	0.1	1.2	—	1.3
Reversal of goodwill recorded at SPGás before acquisition	—	—	—	—	(3.5)	—	(3.5)
Reversal of goodwill amortization of SPGás acquisition under BR GAAP	—	—	—	—	6.5	—	6.5
Reversal of goodwill amortization of Companhia Ultragaz S.A. shares from minority stockholders	—	—	—	—	(1.8)	—	(1.8)
Other individually insignificant adjustments	—	(0.5)	0.6	0.1	(3.4)	—	(3.3)
Fair value adjustments relating to business combinations	—	(3.1)	7.8	4.7	(0.1)	—	4.6
Fair value adjustments relating to acquisition of minority interest in Oxiteno S.A. - Indústria e Comércio	—	(31.8)	—	(31.8)	—	—	(31.8)
Fair value adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.	—	—	—	—	5.9	—	5.9
Fair value adjustments relating to the acquisition of Canamex Químicos S.A. de C.V.	—	—	—	—	(1.4)	—	(1.4)
Fair value adjustments relating to acquisition of minority interest in Companhia Ultragaz S.A	—	—	—	—	5.6	—	5.6
Available-for-sale equity securities (temporary unrealized losses)	—	—	11.9	11.9	—	—	11.9
Capital increase for incorporation	—	—	—	—	—	—	—
Deferred tax effects	—	7.7	(8.1)	(0.4)	19.7	—	19.3
Equity on U.S.GAAP adjustment	—	(5.5)	3.6	(1.9)	—	1.9	—

TOTAL ASSETS UNDER U.S.GAAP	170.1	2,073.4	1,240.4	3,313.8	2,972.4	(3,849.1)	2,607.2

Ultrapar Participações S.A. and Subsidiaries

Consolidated Balance Sheets as of December 31, 2004

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
STOCKHOLDERS’ EQUITY
Capital	—	664.0	387.6	1,051.6	933.2	(1,320.8)	664.0
Capital reserve	—	1.8	—	1.8	126.0	(127.7)	0.1
Revaluation reserve	—	16.4	3.2	19.6	23.9	(27.1)	16.4
Profit reserves	—	929.0	632.3	1,561.3	485.8	(1,118.1)	929.0
Treasury shares	—	(5.6)	—	(5.6)	(3.4)	—	(9.0)
Retained earnings	10.7	—	—	—	180.1	(190.8)	—

TOTAL STOCKHOLDERS’ EQUITY UNDER ACCOUNTING PRACTICES ADOPTED IN BRAZIL	10.7	1,605.6	1,023.1	2,628.7	1,745.6	(2,784.5)	1,600.5

RECONCILIATION TO U.S.GAAP
Reversal of revaluation adjustments	—	—	(3.5)	(3.5)	(29.9)	—	(33.4)
Inflation accounting	—	—	8.2	8.2	23.5	—	31.7
Different criteria for:						—
Cancellation of subsidiaries’ treasury stock	—	—	—	—	(3.8)	—	(3.8)
Deferred charges	—	—	(1.9)	(1.9)	(69.7)	—	(71.6)
Capitalization of interest costs during construction	—	—	0.1	0.1	1.2	—	1.3
Reversal of goodwill recorded at SPGás before acquisition	—	—	—	—	(3.5)	—	(3.5)
Reversal of goodwill amortization of SPGás acquisition under BR GAAP	—	—	—	—	6.5	—	6.5
Reversal of goodwill amortization of Companhia Ultragaz S.A. shares from minority stockholders	—	—	—	—	(1.8)	—	(1.8)
Fair value adjustments relating to accounting for derivative instruments and headging activities	—	—	0.4	0.4	8.6	—	9.0
Other individually insignificant adjustments	—	(0.5)	0.6	0.1	(3.4)	—	(3.3)
Fair value adjustments relating to business combinations	—	(3.1)	7.8	4.7	(0.1)	—	4.6
Fair value adjustments relating to acquisition of minority interest in Oxiteno S.A. - Indústria e Comércio	—	(31.8)	—	(31.8)	—	—	(31.8)
Fair value adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.	—	—	—	—	5.9	—	5.9
Fair value adjustments relating to the acquisition of Canamex Químicos S.A. de C.V.	—	—	—	—	(1.4)	—	(1.4)
Fair value adjustments relating to acquisition of minority interest in Companhia Ultragaz S.A	—	—	—	—	5.6	—	5.6
Available-for-sale equity securities (temporary unrealized losses)	—	—	11.9	11.9	—	—	11.9
Capital increase for incorporation	—	(21.5)	—	(21.5)	21.5	—	—
Deferred tax effects	—	7.7	(8.1)	(0.4)	16.9	—	16.5
Minority Interest	—	—	—	—	2.9	—	2.9
Equity on U.S.GAAP adjustment	—	(5.5)	3.6	(1.9)	—	1.9	—

TOTAL STOCKHOLDERS’ EQUITY UNDER U.S.GAAP	10.7	1,550.9	1,042.2	2,593.1	1,724.6	(2,782.6)	1,545.8

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Income for the year ended December 31, 2004

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
GROSS SALES AND SERVICES	—	—	754.8	754.8	4,795.7	(299.9)	5,250.6
Deductions	—	—	(176.7)	(176.7)	(347.1)	57.4	(466.4)

NET SALES AND SERVICES	—	—	578.1	578.1	4,448.6	(242.5)	4,784.2
Cost of sales and services	—	—	(451.4)	(451.4)	(3,454.0)	235.5	(3,669.9)

GROSS PROFIT	—	—	126.7	126.7	994.6	(7.0)	1,114.3

OPERATING (EXPENSES) INCOME	(0.2)	(0.1)	(122.4)	(122.5)	(434.0)	6.3	(550.4)

Selling	—	—	(24.1)	(24.1)	(169.6)	—	(193.7)
General and administrative	(0.2)	(0.3)	(91.6)	(91.9)	(150.8)	10.8	(232.1)
Management compensation	—	(0.6)	(1.0)	(1.6)	(3.8)	—	(5.4)
Depreciation and amortization	—	—	(6.2)	(6.2)	(118.5)	—	(124.7)
Other operating income, net	—	0.8	0.5	1.3	8.7	(4.5)	5.5

OPERATING INCOME (LOSS) BEFORE FINANCIAL ITEMS	(0.2)	(0.1)	4.3	4.2	560.6	(0.7)	563.9

Financial income (expenses), net	7.7	1.8	(12.8)	(11.0)	(34.1)	(7.6)	(45.0)
Nonoperating income (expenses), net	—	—	(1.8)	(1.8)	(14.2)	—	(16.0)

INCOME (LOSS) BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES, EQUITY IN GAIN (LOSSES) OF AFFILIATED COMPANIES AND MINORITY INTEREST	7.5	1.7	(10.3)	(8.6)	512.3	(8.3)	502.9

INCOME AND SOCIAL CONTRIBUTION TAXES	—	(5.2)	0.3	(4.9)	(160.8)	82.7	(83.0)

Current	—	(5.3)	—	(5.3)	(169.7)	—	(175.0)
Deferred	—	0.1	0.3	0.4	(1.9)	—	(1.5)
Benefit of tax holidays	—	—	—	—	10.8	82.7	93.5

INCOME (LOSS) BEFORE EQUITY IN GAIN (LOSSES) OF AFFILIATED COMPANIES AND MINORITY INTEREST	7.5	(3.5)	(10.0)	(13.5)	351.5	74.4	419.9

Equity in affiliated companies	—	418.0	335.6	753.6	—	(753.6)	—
Minority interest	—	—	—	—	(9.0)	3.6	(5.4)

NET INCOME UNDER ACCOUNTING PRACTICES ADOPTED IN BRAZIL	7.5	414.5	325.6	740.1	342.5	(675.6)	414.5

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Income for the year ended December 31, 2004

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
RECONCILIATION TO U.S.GAAP
Reversal of revaluation adjustments	—	—	1.0	1.0	1.9	—	2.9
Inflation accounting	—	0.1	(0.4)	(0.3)	(3.7)	—	(4.0)
Different criteria for:
Cancellation of subsidiaries’ treasury stock	—	—	—	—	0.9	—	0.9
Deferred charges expensed	—	—	0.3	0.3	(3.1)	—	(2.8)
Depreciation of interest costs capitalized during construction	—	—	(0.2)	(0.2)	(0.6)	—	(0.8)
Reversal of goodwill amortization	—	—	—	—	8.5	—	8.5
Fair value adjustments relating to accounting for derivative instruments and headging activities	—	—	(0.5)	(0.5)	(11.8)	—	(12.3)
Translation adjustments - Canamex	—	—	—	—	2.6	—	2.6
Other individually insignificant adjustments	—	0.6	(0.8)	(0.2)	2.0	—	1.8
Fair value adjustments relating to business combinations	—	1.0	(2.6)	(1.6)	—	—	(1.6)
Fair value adjustments relating to acquisition of minority interest in Oxiteno S.A. - Indústria e Comércio	—	4.7	—	4.7	(0.1)	—	4.6
Fair value adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.	—	—	—	—	1.5	—	1.5
Fair value adjustments relating to the acquisition of Canamex Químicos S.A. de C.V.	—	—	—	—	(0.3)	—	(0.3)
Deferred tax effects	—	(1.5)	1.1	(0.4)	(0.1)	—	(0.5)
Minority Interest	—	—	—	—	(0.7)	—	(0.7)
Equity on U.S.GAAP adjustment	—	(5.1)	(2.9)	(8.1)	—	8.1	—

NET INCOME UNDER USGAAP	7.5	414.3	320.6	734.8	339.5	(667.5)	414.3

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Cash Flows for the year ended December 31, 2004

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno -Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES						(8.1)
Net income	7.5	414.5	325.6	740.1	342.5	(675.6)	414.5
Adjustments to reconcile net income to cash provided by operating activities:
Interest income on investments	—	—	—	—	(0.4)	—	(0.4)
Depreciation and amortization	—	—	16.3	16.3	156.4	—	172.7
PIS and COFINS credit on depreciation	—	—	0.8	0.8	2.2	—	3.0
Loss on disposals of permanent assets	—	—	1.7	1.7	15.6	—	17.3
Foreign exchange and indexation (gains) losses	(13.4)	0.7	3.2	3.9	3.5	8.2	2.2
Allowance (realization of provision) for losses on permanent assets	—	—	—	—	(1.3)	—	(1.3)
Equity in income (losses) of affiliated companies	—	(418.1)	(335.6)	(753.7)	0.9	752.8	—
Benefit of tax holidays	—	—	—	—	82.7	(82.7)	—
Deferred income and social contribution taxes	—	(0.1)	(0.3)	(0.4)	1.9	—	1.5
Other long-term taxes	—	—	7.5	7.5	0.5	—	8.0
Minority interest	—	—	—	—	9.0	(3.6)	5.4
Other	—	(0.1)	—	(0.1)	3.0	—	2.9
Decrease (increase) in operating assets:
Trade accounts receivable	—	—	(20.6)	(20.6)	(34.7)	8.3	(47.0)
Recoverable taxes	—	1.9	(3.0)	(1.1)	17.2	(0.7)	15.4
Inventories	—	—	(20.1)	(20.1)	(48.0)	(0.2)	(68.3)
Prepaid expenses	(0.4)	—	(0.5)	(0.5)	(2.4)	0.6	(2.7)
Dividends received	—	118.5	174.1	292.6	(4.0)	(288.6)	—
Other	—	3.6	—	3.6	(6.7)	(0.2)	(3.3)

Increase (decrease) in operating liabilities:
Suppliers	—	0.1	5.6	5.7	11.3	(5.2)	11.8
Accrued interest	(0.1)	—	(0.2)	(0.2)	0.5	—	0.2
Salaries and related charges	—	—	9.5	9.5	9.9	—	19.4
Taxes	—	—	(1.4)	(1.4)	0.5	—	(0.9)
Income and social contribution taxes	—	—		—	(3.6)	—	(3.6)
Other	—	—	0.3	0.3	(4.3)	(3.2)	(7.2)

Net cash provided by (used in) operating activities	(6.4)	121.0	162.9	283.9	552.2	(290.1)	539.6

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Cash Flows for the year ended December 31, 2004

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno -Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to short-term investments	—	—	—	—	(2.6)	—	(2.6)
Proceeds from sales of short-term investments	—	—	—	—	18.7	—	18.7
Additions, to long-term investments	173.3	—	(5.6)	(5.6)	(209.4)	—	(41.7)
Additions to investments	—	—	(0.2)	(0.2)	(0.2)	0.2	(0.2)
Additions to property, plant and equipment	—	—	(41.6)	(41.6)	(185.6)	—	(227.2)
Additions to deferred charges	—	—	(0.8)	(0.8)	(45.7)	—	(46.5)
Acquisition of minority interests	—	—	—	—	(10.3)	—	(10.3)
Proceeds from sales of property, plant and equipment	—	0.2	0.8	1.0	5.0	—	6.0
Other	—	—	0.3	0.3	(1.4)	1.8	0.7

Net cash (used in) provided by investing activities	173.3	0.2	(47.1)	(46.9)	(431.5)	2.0	(303.1)

CASH FLOWS FROM FINANCING ACTIVITIES
Short-term debt, net	—	—	(21.5)	(21.5)	(53.5)	—	(75.0)
Long term financings and debentures:
Issuances	—	—	29.0	29.0	264.1	—	293.1
Repayments	—	—	(10.0)	(10.0)	(237.4)	(8.0)	(255.4)
Loans from affiliated companies:
Issuances	—	(6.4)	3.7	(2.7)	152.9	(85.7)	64.5
Repayments	(10.6)		(3.7)	(3.7)	(137.2)	85.7	(65.8)
Dividends paid	—	(131.3)	(111.7)	(243.0)	(180.4)	291.1	(132.3)
Capital increase	—	—	—	—	—	—	—
Other	—	(4.8)	0.2	(4.6)	1.7	(3.0)	(5.9)

Net cash provided by (used in) financing activities	(10.6)	(142.5)	(114.0)	(256.5)	(189.8)	280.1	(176.8)

Effect of exchange rate changes on cash and cash equivalents		—	—	—	(4.0)	—	(4.0)

Net increase (decrease) in cash and cash equivalents	156.3	(21.3)	1.8	(19.5)	(73.1)	(8.0)	55.7
Cash and cash equivalents at the beginning of the year	3.7	23.6	19.0	42.6	522.5	—	568.8

Cash and cash equivalents at the end of the year	160.0	2.3	20.8	23.1	449.4	(8.0)	624.5

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Income for the year ended December 31, 2003

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno -Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
GROSS SALES AND SERVICES	—	—	479.8	479.8	4,208.9	(84.9)	4,603.8
Deductions	—	—	(93.1)	(93.1)	(519.5)	9.1	(603.5)

NET SALES AND SERVICES	—	—	386.7	386.7	3,689.4	(75.8)	4,000.3
Cost of sales and services	—	—	(286.4)	(286.4)	(2,979.4)	69.4	(3,196.4)

GROSS PROFIT	—	—	100.3	100.3	710.0	(6.4)	803.9

OPERATING (EXPENSES) INCOME		(0.1)	(95.6)	(95.7)	(363.0)	6.4	(452.3)

Selling	—	—	(18.4)	(18.4)	(145.3)	—	(163.7)
General and administrative	—	(0.1)	(74.8)	(74.9)	(123.1)	9.4	(188.6)
Management compensation	—	(0.5)	(0.9)	(1.4)	(3.8)	—	(5.2)
Depreciation and amortization	—	—	(4.4)	(4.4)	(97.0)		(101.4)
Other operating income, net	—	0.5	2.9	3.4	6.2	(3.0)	6.6

OPERATING (LOSS) INCOME BEFORE FINANCIAL ITEMS	—	(0.1)	4.7	4.6	347.0	—	351.6

Financial income (expenses), net	3.2	14.6	(12.0)	2.6	(39.7)	(23.3)	(57.2)
Nonoperating income (expenses), net	—	—	0.2	0.2	0.8	—	1.0

INCOME (LOSS) BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES, EQUITY IN GAIN (LOSSES) OF AFFILIATED

COMPANIES AND MINORITY INTEREST	3.2	14.5	(7.1)	7.4	308.1	(23.3)	295.4

INCOME AND SOCIAL CONTRIBUTION TAXES	—	(4.9)	8.2	3.3	(93.2)	45.0	(44.9)

Current	—	(5.4)	—	(5.4)	(107.6)	—	(113.0)
Deferred	—	0.5	8.2	8.7	7.0	—	15.7
Benefit of tax holidays	—	—	—	—	7.4	45.0	52.4

INCOME BEFORE EQUITY IN GAIN (LOSSES) OF AFFILIATED COMPANIES AND MINORITY INTEREST	3.2	9.6	1.1	10.7	214.9	21.7	250.5
Equity in affiliated companies	—	236.8	180.3	417.1	(0.4)	(417.2)	(0.5)
Minority interest	—	—	—	—	(7.0)	3.4	(3.6)

NET INCOME UNDER ACCOUNTING PRACTICES ADOPTED IN BRAZIL	3.2	246.4	181.4	427.8	207.5	(392.1)	246.4

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Income for the year ended December 31, 2003

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno -Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
RECONCILIATION TO U.S.GAAP
Reversal of revaluation adjustments	—	—	1.0	1.0	3.8	—	4.8
Inflation accounting	—	—	0.5	0.5	(6.0)	—	(5.5)
Different criteria for:						—
Cancellation of subsidiaries’ treasury stock	—	—	—	—	0.8	—	0.8
Deferred charges expensed	—	—	(0.9)	(0.9)	1.6	—	0.7
Depreciation of interest costs capitalized during construction	—	—	(0.3)	(0.3)	(0.7)	—	(1.0)
Reversal of goodwill amortization	—	—	—	—	3.1	—	3.1
Fair value adjustments relating to accounting for derivative instruments	—	—	0.8	0.8	67.1	—	67.9
Other individually insignificant adjustments	—	0.3	(0.5)	(0.2)	1.3	—	1.1
Fair value adjustments relating to business combinations	—	1.0	(2.6)	(1.6)	0.1	—	(1.5)
Fair value adjustments relating to acquisition of minority interest in Oxiteno S.A. - Indústria e Comércio	—	2.9	—	2.9	0.1	—	3.0
Fair value adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.	—	—	—	—	(0.1)	—	(0.1)
Fair value adjustments relating to the acquisition of Canamex Químicos S.A. de C.V.	—	—	—	—	(0.7)	—	(0.7)
Deferred tax effects	—	(0.8)	0.7	(0.1)	(23.7)	—	(23.8)
Minority Interest	—	—	—	—	(6.9)	—	(6.9)
Equity on U.S.GAAP adjustment	—	38.5	5.9	44.3	—	(44.3)	—

NET INCOME UNDER USGAAP	3.2	288.3	186.0	474.2	247.3	(436.4)	288.3

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Cash Flows for the year ended December 31, 2003

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno -Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	3.2	246.4	181.4	427.8	207.5	(392.1)	246.4
Adjustments to reconcile net income to cashprovided by operating activities:
Interest income on investments	—	—		—	(0.5)	—	(0.5)
Depreciation and amortization	—	—	15.8	15.8	129.7	1.4	146.9
PIS and COFINS credit on depreciation	—	—	0.2	0.2	0.6	—	0.8
Loss on disposals of permanent assets	—	—	—	—	10.4	(2.8)	7.6
Foreign exchange and indexation (gains) losses	—	1.0	(0.6)	0.4	(59.5)	24.4	(34.7)
Allowance (realization of provision) for losses on permanent assets	—	—	—	—	(0.4)	—	(0.4)
Equity in income (losses) of affiliated companies	—	(236.8)	(180.3)	(417.1)	0.4	417.2	0.5
Benefit of tax holidays	—	—	—	—	45.0	(45.0)	—
Deferred income and social contribution taxes	—	(0.5)	(8.2)	(8.7)	(7.0)	—	(15.7)
Other long-term taxes	—	0.5	0.4	0.9	2.2	0.8	3.9
Minority interest	—	—	—	—	7.0	(3.4)	3.6
Decrease (increase) in operating assets:
Trade accounts receivable	—	—	1.2	1.2	(26.6)	16.4	(9.0)
Recoverable taxes	—	0.4	0.2	0.6	4.8	0.1	5.5
Inventories	—	—	(4.9)	(4.9)	(15.0)	(0.1)	(20.0)
Prepaid expenses	—	—	0.1	0.1	0.5	—	0.6
Dividends received	—	55.6	127.4	183.0	3.9	(186.9)	—
Other	—	(3.7)	1.8	(1.9)	18.9	(11.3)	5.7

Increase (decrease) in operating liabilities:
Suppliers	—	—	(1.1)	(1.1)	(24.0)	0.2	(24.9)
Accrued interest	(0.3)	—	0.2	0.2	(0.9)	—	(1.0)
Salaries and related charges	—	0.1	1.3	1.4	7.1	—	8.5
Taxes	—	—	0.1	0.1	2.1	—	2.2
Income and social contribution taxes	—	0.1	—	0.1	4.6	—	4.7
Other	—	—	(0.2)	(0.2)	4.4	(3.7)	0.5

Net cash provided by operating activities	2.9	63.1	134.8	197.9	315.2	(184.8)	331.2

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Cash Flows for the year ended December 31, 2003

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno -Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to short-term investments	—	—	—	—	(40.5)	—	(40.5)
Proceeds from sales of short-term investments	—	—	—	—	—	—	—
Additions to long-term investments	—	—	—	—	—	—	—
Additions to investments	—	—	(3.1)	(3.1)	(0.2)	1.6	(1.7)
Business combinations, net of cash acquired	—	—		—	(134.6)	—	(134.6)
Additions to property, plant and equipment	—	—	(27.4)	(27.4)	(136.0)	—	(163.4)
Additions to deferred charges	—	—	(6.1)	(6.1)	(61.7)	16.8	(51.0)
Acquisition of minority interests	—	—	—	—	(0.5)	—	(0.5)
Proceeds from sales of property, plant and equipment			—	—	7.4	—	7.4
Other	—	(51.5)	0.3	(51.2)	(216.0)	260.2	(7.0)

Net cash used in investing activities	—	(51.5)	(36.3)	(87.8)	(582.1)	278.6	(391.3)

CASH FLOWS FROM FINANCING ACTIVITIES
Short-term debt, net	—	—	33.4	33.4	8.6	(22.4)	19.6
Long term financings and debentures:
Issuances	—	—	15.0	15.0	226.4	23.3	264.7
Repayments	—	—	(20.0)	(20.0)	(99.5)	—	(119.5)
Loans from affiliated companies:
Issuances	—	131.2	57.1	188.3	(167.6)	—	20.7
Repayments	—	(69.6)	(148.2)	(217.8)	783.8	(652.7)	(86.7)
Dividends paid	—	(78.0)	(31.5)	(109.5)	(616.1)	645.5	(80.1)
Capital increase	—	3.6	—	3.6	(190.3)	186.7	—
Other	—	(54.2)	(0.3)	(54.5)	320.8	(274.2)	(7.9)

Net cash provided by (used in) financing activities	—	(67.0)	(94.5)	(161.5)	266.1	(93.8)	10.8

Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	(19.8)	—	(19.8)

Net increase (decrease) in cash and cash equivalents	2.9	(55.4)	4.0	(51.4)	(20.6)	—	(69.1)
Cash and cash equivalents at the beginning of the year	0.8	79.0	15.0	94.0	543.1	—	637.9

Cash and cash equivalents at the end of the year	3.7	23.6	19.0	42.6	522.5	—	568.8

Ultrapar Participações S.A. and Subsidiaries

l)	Geographical area information

All long-lived assets are located in Brazil, except for long-lived assets located in Mexico, in the amount of R$25.9, as of December 31, 2005 (R$26.4 in 2004).

The Company generates revenues from operations in Brazil and, as from December 2003, from Mexico, as well as from exports of products to clients located in foreign countries as shown below:

	2005	2004	2003
Gross sales:
Brazil	4,683.7	4,713.5	4,182.0
Latin America, other than Brazil	244.3	283.5	162.5
Far East	110.8	166.6	168.2
Europe	67.0	36.3	42.3
North America	28.8	24.6	21.3
Other	23.4	26.1	27.5

Total	5,158.0	5,250.6	4,603.8

m)	Research and development expenses

Total research and development expenses amounted to R$17.4, R$15.4 and R$13.4 for the years ended December 31, 2005, 2004 and 2003, respectively.

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

The Company does not accrue for these termination costs before a decision to terminate has been made, since the benefits are neither probable nor reasonably estimable. Actual termination costs paid on dismissal totaled R$5.3, R$4.1 and R$4.0 for the years ended December 31, 2005, 2004 and 2003, respectively.

Ultrapar Participações S.A. and Subsidiaries

o)	Changes in number of shares

The following table presents changes in number of shares issued, held in treasury and outstanding for each of the three year periods ended December 31, 2005:

	Shares issued			Treasury shares			Outstanding shares
	Common (in thousands)	Preferred (in thousands)	Total (in thousands)	Common (in thousands)	Preferred (in thousands)	Total (in thousands)	Common (in thousands)	Preferred (in thousands)	Total (in thousands)
Shares at December 31, 2002	51,264,622	18,426,647	69,691,269	—	20,200	20,200	51,264,622	18,406,447	69,671,069
Acquisition of treasury shares	—	—	—	—	87,900	87,900	—	(87,900)	(87,900)
Shares granted to executives	—	—	—	—	(104,000)	(104,000)	—	104,000	104,000
Shares at December 31, 2003	51,264,622	18,426,647	69,691,269	—	4,100	4,100	51,264,622	18,422,547	69,687,169
Acquisition of treasury shares	—	—	—	6,616	219,600	226,216	(6,616)	(219,600)	(226,216)
Shares granted to executives	—	—	—	—	(41,000)	(41,000)	—	41,000	41,000
Shares at December 31, 2004	51,264,622	18,426,647	69,691,269	6,616	182,700	189,316	51,258,006	18,243,947	69,501,953
Issuance of shares	—	11,634,140	11,634,140	—	28,397	28,397	—	11,605,743	11,605,743
Conversion common shares into preferred shares	(1,834,725)	1,834,725	—	—	—	—	(1,834,725)	1,834,725	—
Subtotal before reverse stock split	49,429,897	31,895,512	81,325,409	6,616	211,097	217,713	49,423,281	31,684,415	81,107,696
Reverse stock split (Note 13.a.)	49,430	31,895	81,325	6	211	217	49,424	31,684	81,108
Shares granted to executives	—	—	—	—	(28)	(28)	—	28	28
Shares at December 31, 2005	49,430	31,895	81,325	6	183	189	49,424	31,712	81,136

p)	Aggregate transaction gains and losses

Total aggregate transaction gains and losses included in financial income or expense amounted to R$14.7 (gain), R$17.2 (gain) and R$56.0 (gain) for the years ended December 31, 2005, 2004 and 2003, respectively.