Form 20-F
period 2006-12-31
ULTRAPAR HOLDINGS INC
filed 2007-06-07
CIK 1094972

As filed with the Securities and Exchange Commission on June 7, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

The number of outstanding shares of each class as of December 31, 2006.

Title of Class	Number of Shares Outstanding
Common Stock	49,429,897
Preferred Stock	31,895,512

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     ☐  Yes    ☒  No

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Large Accelerated Filer  ☐    Accelerated Filer  ☒    Non-accelerated Filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

INTRODUCTION

Ultrapar is one of Brazil’s largest corporate groups and a leader in the distribution of liquefied petroleum gas, or LPG, production of chemicals, and the provision of integrated logistics services. Our wholly owned subsidiary, Ultragaz, is the largest LPG distributor in Brazil, with a national market share of approximately 24%. In the chemicals business, our wholly owned subsidiary, Oxiteno, is the largest producer of ethylene oxide and its principal derivatives in South America and a major producer of specialty chemicals. Through our wholly owned subsidiary, Ultracargo, we believe we are a leading provider of integrated road transport, storage, handling and logistics planning services for special bulk cargo. On April 18, 2007, Ultrapar expanded its distribution operations, having closed the acquisition of Ipiranga Group, the second largest Brazilian fuel distributor.

References in this annual report to “Ultrapar,” “we,” “our,” “us” and “the company” are to Ultrapar Participações S.A. and its consolidated subsidiaries (unless the context otherwise requires). In addition, all references in this annual report to:

•	“ADRs” are to the American Depositary Receipts evidencing our ADSs;

•	“ADSs” are to our American Depositary Shares, each representing 1 share of our non-voting preferred stock;

•	“Acquisition” are to the acquisition of the Ipiranga Group by the Acquiring Companies;

•	“Acquiring Companies” are to Ultrapar, Petrobras and Braskem;

•	“BOVESPA” are to the Bolsa de Valores de São Paulo, the São Paulo stock exchange;

•	“Braskem” are to Braskem S.A.;

•	“Brazilian Central Bank,” “BACEN,” “Central Bank of Brazil” or “Central Bank” are to the Banco Central do Brasil, the Brazilian central bank;

•	“Brazilian Corporate Law” are to Law No. 6,404 of December, 1976, as amended by Law No. 9,457 of May 1997 and by Law No. 10,303 of October 2001;

•	“Brazilian government” are to the federal government of the Federative Republic of Brazil;

•	“CBPI” are to Companhia Brasileira de Petróleo Ipiranga S.A., a company listed on the BOVESPA;

•	“Commission” are to the U.S. Securities and Exchange Commission;

•	“Key Shareholders” are to the direct and indirect controlling shareholders of RPI, DPPI and CBPI prior to the Acquisition;

•	“Copesul” are to Companhia Petroquímica do Sul S.A., a company listed on the BOVESPA;

•	“CVM” are to the Comissão de Valores Mobiliários, the Brazilian securities commission;

•	“DPPI” are to Distribuidora de Produtos de Petróleo Ipiranga S.A., a company listed on the BOVESPA;

•	“Ipiranga” and “Ipiranga Group” are to RPI, DPPI, CBPI, IQ, IPQ, Copesul and their respective subsidiaries;

•	“IPQ” are to Ipiranga Petroquímica S.A.;

•	“IQ” are to Ipiranga Química S.A.;

•	“LPG” are to liquefied petroleum gas;

i

•	“NYSE” are to the New York Stock Exchange;

•	“Northern Distribution Business” are to CBPI’s fuel and lubricant distribution businesses located in the North, Northeast and Central West regions of Brazil;

•	“Oil Refining Operations” are to the oil refining operations of RPI;

•	“Oxiteno” are to Oxiteno S.A.—Indústria e Comércio, our wholly owned subsidiary, and its subsidiaries that produces ethylene oxide, its principal derivatives and other specialty chemicals;

•	“Petrobras” are to Petrobras–Petróleo Brasileiro S.A.;

•	“Petrochemical Business” are to IQ, IPQ and IPQ’s stake in Copesul;

•	“Proposed Offers” are to Ultrapar’s proposed tender and exchange offers for the Target Companies’ common and preferred shares, in connection with the Acquisition;

•	“real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil;

•	“RPI” are to Refinaria de Petróleo Ipiranga S.A., a company listed on the BOVESPA;

•	“Southern Distribution Business” are to DPPI and CBPI’s fuel and lubricant distribution businesses located in the South and Southeast regions of Brazil;

•	“Target Companies” are to RPI, DPPI and CBPI;

•

“Target Operations” are to the operations substantially comprised of the Southern Distribution Business, the Ipiranga trademark and the Oil Refining Operations that Ultrapar will retain following the Acquisition;

•

“Transaction Agreements” are to the Investment Agreement, the SPA, the Grupo Ipiranga Shareholders Agreement, the RPI Shareholders Agreement, the Braskem/Petrobras Asset Purchase Agreement and the Petrobras Asset Purchase Agreement, as each are defined in “Item 10.C. Material Contracts—Agreements Related to the Acquisition of the Ipiranga Group”;

•

“Ultracargo” are to Ultracargo—Operações Logísticas e Participações Ltda., our wholly owned subsidiary, and its subsidiaries that provides integrated road transport, storage, handling and logistics planning services for special bulk cargo;

•	“Ultragaz” are to Ultragaz Participações Ltda., our wholly owned subsidiary, and its subsidiaries that distributes LPG;

•	“US$,” “dollars” or “U.S. dollars” are to United States dollars; and

•	“Valuation Report” are to the valuation report delivered by Deutsche Bank S.A.—Banco Alemão on April 13, 2007.

The “Glossary of Petrochemical Industry Terms” that begins on page 116 provides the definition of certain technical terms used in this annual report. Unless otherwise specified, data relating to (i) the Brazilian petrochemical industry included in this annual report was obtained from ABIQUIM, (ii) the LPG business were obtained from SINDIGÁS and (iii) the fuel distribution business were obtained from SINDICOM and ANP.

PRESENTATION OF FINANCIAL INFORMATION

The audited consolidated balance sheets as of December 31, 2006 and 2005 and the related consolidated statements of income, cash flows, changes in financial position and changes in shareholders’ equity, including the notes thereto, for the years ended December 31, 2006, 2005 and 2004, included herein, are our consolidated financial statements. The audited consolidated balance sheets as of December 31, 2004, 2003 and 2002 and the related consolidated statements of income, cash flows, changes in financial position and changes in shareholders’ equity, including the notes thereto for the years ended December 31, 2003 and 2002 are not included in this annual report. The financial information presented in this annual report should be read in conjunction with our consolidated financial statements.

On May 31, 2007 the exchange rate for reais into U.S. dollars was R$1.929 to US$1.00, based on the commercial selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil). The commercial selling rate was R$2.138 to US$1.00 at December 31, 2006 and R$2.341 to US$1.00 at December 31, 2005. The real/dollar exchange rate fluctuates widely, and the current commercial selling rate may not be indicative of future exchange rates. See “Item 3.A. Key Information — Selected Consolidated Financial Data—Exchange Rates” for information regarding exchange rates for the Brazilian currency.

Solely for the convenience of the reader, we have translated some amounts included in “Item 3A. Selected Consolidated Financial Information” and elsewhere in this annual report from reais into U.S. dollars using the commercial selling rate as reported by the Central Bank at December 31, 2006 of R$2.138 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. Such translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

Segment information for our businesses are presented on an unconsolidated basis. Consequently, intercompany transactions have not been eliminated in segment information and therefore this information will not sum to consolidated financial information provided. See “Item 7.B. Major Shareholders and Related Party Transactions — Related Party Transactions” for more information on intercompany transactions.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Brazilian GAAP and U.S. GAAP

Our consolidated financial statements are prepared in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”), which include accounting principles emanating from the Brazilian corporate law and accounting standards and supplementary procedures established by the CVM (the Brazilian Securities and Exchange Commission) and the Brazilian Institute of Independent Auditors (Instituto dos Auditores Independentes do Brasil), or IBRACON. Such accounting practices differ in certain material respects from accounting principles generally accepted in the United States of America, or U.S. GAAP. See Note 24 to our consolidated financial statements for a summary of the differences between Brazilian GAAP and U.S. GAAP, and a reconciliation of shareholders’ equity as of December 31, 2006 and 2005 and net income for the years ended December 31, 2006, 2005 and 2004 from Brazilian GAAP to U.S. GAAP.

Market share and economic information

All market share information for the LPG and fuel distribution businesses in Brazil were obtained from Sindigás, the Brazilian Association of LPG Distributors, SINDICOM, the Brazilian Association of Fuel Distributors, and ANP. Unless otherwise specified, all macroeconomic data is obtained from Instituto Brasileiro de Geografia e Estatística—IBGE, Fundação Getúlio Vargas—FGV and the Central Bank.

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

These forward-looking statements are subject to risks and uncertainties, which could mean that our actual results and performance could differ significantly from those anticipated and that anticipated events or circumstances might not occur. The risks and uncertainties include, but are not limited to:

•	general economic and business conditions, including the price of crude oil and other commodities, refining margins and prevailing foreign exchange rates;

•	competition;

•	ability to produce and deliver products on a timely basis;

•	ability to anticipate trends in the LPG industry, including changes in capacity and industry price movements;

•	changes in official regulations;

•	receipt of official authorizations and licenses;

•	political, economic and social events in Brazil;

•	access to sources of financing and our level of debt;

•	ability to integrate acquisitions;

•	regulatory issues relating to acquisitions;

•	availability of tax benefits; and

•	other factors contained in this 20-F under “Item 3D. Risk Factors.”

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIME TABLE

Not applicable.

ITEM 3.	KEY INFORMATION

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

The following table presents our selected financial information at the dates and for each of the periods indicated in Brazilian GAAP, and U.S. GAAP where indicated. The consolidated balance sheet information as of December 31, 2006 and 2005 and the consolidated statements of income, cash flows, changes in financial position and changes in shareholders’ equity for the years ended December 31, 2006, 2005 and 2004 are derived from our audited consolidated financial statements included in this annual report. The consolidated balance sheet information as of December 31, 2004, 2003 and 2002 and the related consolidated statements of income, cash flows, changes in financial position and changes in shareholders’ equity for the years ended December 31, 2003 and 2002 are derived from our audited consolidated financial statements that are not included in this annual report.

	Year Ended December 31,
	2006(1)	2006	2005	2004	2003	2002
	(in millions, except per share data)
Consolidated Income Statement Data:
	US$	R$	R$	R$	R$	R$

Gross sales and services	2,446.2	5,229.9	5,158.0	5,250.6	4,603.8	3,795.3
Taxes on sales and services, rebates, discounts and returns	(203.8)	(435.8)	(464.2)	(466.4)	(603.5)	(800.8)

Net Sales and Services	2,242.4	4,794.1	4,693.8	4,784.2	4,000.3	2,994.5
Cost of sales and services	(1,805.4)	(3,859.9)	(3,783.4)	(3,669.9)	(3,196.4)	(2,247.1)

Gross profit	437.0	934.2	910.4	1,114.3	803.9	747.4
Operating (expenses) income
Selling, general and administrative expenses	(283.0)	(605.1)	(551.7)	(555.9)	(458.9)	(382.3)
Other operating income, net	0.6	1.3	(0.4)	5.5	6.6	0.4

Total operating expenses	(282.4)	(603.8)	(552.1)	(550.4)	(452.3)	(381.9)

Operating income before financial items	154.6	330.4	358.3	563.9	351.6	365.5
Financial (expenses) income, net	14.3	30.6	(27.3)	(45.0)	(57.2)	28.5
Nonoperating (expenses) income, net	(8.7)	(18.5)	(1.8)	(16.0)	1.0	(44.1)

Income before income and social contribution taxes, equity in earnings (losses) of affiliated companies and minority interest	160.2	342.5	329.2	502.9	295.4	349.9
Income and social contribution taxes	(26.2)	(56.1)	(28.8)	(83.0)	(44.9)	(71.4)

	Year Ended December 31,
	2006(1)	2006	2005	2004	2003	2002
	(in millions reais, except per share data)
Consolidated Income Statement Data:

	U.S. dollars
Income before equity in earnings (losses) of affiliated companies and minority interest	134.0	286.4	300.4	419.9	250.5	278.5
Equity in earnings (losses) of affiliated companies	0.5	1.0	1.6	—	(0.5)	(1.7)
Minority interest	(2.5)	(5.3)	(2.8)	(5.4)	(3.6)	(54.5)

Net income	132.0	282.1	299.2	414.5	246.4	222.3

Net earnings per share (2)	1.66	3.55	3.73	5.95	3.54	3.62

Dividends per common share (3)	0.83	1.78	1.93	2.36	1.01	1.00

Dividends per preferred share (3)	0.83	1.78	1.93	2.36	1.11	1.09

Other financial data (4)
Cash flows from operating activities (5)	179.7	384.3	410.0	539.6	331.2	425.2
Cash flows from investing activities (5)	(428.2)	(915.5)	(676.3)	(303.1)	(391.3)	(427.2)
Cash flows from financing activities (5)	(85.9)	(183.6)	762.0	(176.8)	10.8	(59.7)
Depreciation and Amortization (6)	86.9	185.8	187.7	172.7	146.9	121.8
Adjusted EBITDA (7)	241.4	516.2	546.0	736.6	498.5	487.3
Net cash (debt) (8)	56.5	120.7	191.2	46.0	(78.1)	54.5
Number of common shares (in thousands) (9)	49,429.9	49,429.9	49,429.9	51,264.6	51,264.6	51,264.6
Number of preferred shares (in thousands) (9)	31,895.5	31,895.5	31,895.5	18,426.6	18,426.6	18,426.6
U.S. GAAP:
Net income (11)	131.2	280.5	288.9	413.3	292.0	141.5
Basic and diluted earnings per common share (10)(11)	1.62	3.46	3.57	5.17	3.52	1.94
Basic and diluted earnings per preferred share (10)(11)	1.62	3.46	3.57	5.17	3.87	2.13
Depreciation and amortization	67.3	143.9	137.4	126.6	98.5	85.4

(1)	The real amounts for December 31, 2006 have been converted into dollars using the exchange rate of US$1.00 = R$2.138, which is the commercial rate reported by the Central Bank on this date. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this annual report as a statement that the amounts in reais currently represent such values in U.S. dollars. Additionally, you should not interpret such conversions as statements that the amounts in reais have been, could have been or could be converted into U.S. dollars at this or any other foreign exchange rates. See “Item 3A. Selected Consolidated Financial Data—Exchange Rates.”
(2)	Net earnings per share are calculated on the weighted average shares outstanding during each of the periods presented. Under Brazilian GAAP, net earnings per share are not retroactively adjusted for the stock dividend but are retroactively adjusted for the reverse stock split described under “Item 4.B. Information on the Company — Business Overview.”
(3)	See “Item 8.A. Consolidated Statements and Other Financial Information—Dividend and Distribution Policy” for information regarding declaration and payment of dividends. Dividends per share do not reflect any adjustments related to the stock dividend described under “Item 4.B. Information on the Company — Business Overview.”
(4)	Cash flow information has been derived from our consolidated financial statements prepared in accordance with Brazilian GAAP.
(5)	See Note 24(V)(g) to our consolidated financial statements.
(6)	Represents depreciation and amortization expenses included in cost of sales and services and in selling, general and administrative expenses.
(7)	The inclusion of adjusted EBITDA information is to provide a measure of assessing our ability to generate cash from our operations. Adjusted EBITDA is equal to operating income before financial items plus depreciation and amortization. In managing our business we rely on adjusted EBITDA as a means of assessing our operating performance and a portion of our management’s compensation and employee profit sharing plan is linked to adjusted EBITDA performance. Because adjusted EBITDA excludes non-operating expenses (income), interest, income taxes, depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or effective tax rates, or levels of non-operating expenses (income), depreciation and amortization. Accordingly, we believe that this type of measurement is useful for comparing general operating performance from period to period and making certain related management decisions. We also calculate adjusted EBITDA in connection with covenants related to some of our financings. We believe that adjusted EBITDA enhances the understanding of our financial performance and our ability to satisfy principal and interest obligations with respect to our indebtedness as well as to fund capital expenditures and working capital requirements. Adjusted EBITDA is not a measure of financial performance under U.S. GAAP or Brazilian GAAP. Adjusted EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. Adjusted EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such a financial expenses and income taxes, depreciation or capital expenditures and associated charges.

The tables below provide a reconciliation of net income to adjusted EBITDA and of operating income before financial items to adjusted EBITDA for the years ended December 31, 2006, 2005, 2004, 2003 and 2002:

	Ultrapar
	Reconciliation of net income to adjusted EBITDA
	Year ended December 31,
	2006	2005	2004	2003	2002
	(in millions of reais)
Net income	282.1	299.2	414.5	246.4	222.3
Minority interest	5.3	2.8	5.4	3.6	54.5
Equity in (earnings) losses of affiliated companies	(1.0)	(1.6)	—	0.5	1.7
Income and social contributions taxes	56.1	28.8	83.0	44.9	71.4
Non-operating expenses (income), net	18.5	1.8	16.0	(1.0)	44.1
Financial (income) expenses, net	(30.6)	27.3	45.0	57.2	(28.5)
Depreciation and amortization	185.8	187.7	172.7	146.9	121.8

Adjusted EBITDA	516.2	546.0	736.6	498.5	487.3

	Ultrapar
	Reconciliation of operating income before financial items to adjusted EBITDA
	Year ended December 31,
	2006	2005	2004	2003	2002
	(in millions of reais)
Operating income before financial items	330.4	358.3	563.9	351.6	365.5
Depreciation and amortization	185.8	187.7	172.7	146.9	121.8

Adjusted EBITDA	516.2	546.0	736.6	498.5	487.3

	Ultragaz
	Reconciliation of operating income before financial items to adjusted EBITDA
	Year ended December 31,
	2006	2005	2004	2003	2002
	(in millions of reais)
Operating income before financial items	167.3	77.8	152.7	113.2	143.2
Depreciation and amortization	113.2	117.3	116.2	95.0	76.6

Adjusted EBITDA	280.5	195.1	268.9	208.2	219.8

	Oxiteno
	Reconciliation of operating income before financial items to adjusted EBITDA
	Year ended December 31,
	2006	2005	2004	2003	2002
	(in millions of reais)
Operating income before financial items	146.3	257.9	382.9	207.0	199.9
Depreciation and amortization	45.3	42.3	38.1	36.2	32.8

Adjusted EBITDA	191.6	300.2	421.0	243.2	232.7

	Ultracargo
	Reconciliation of operating income before financial items to adjusted EBITDA
	Year ended December 31,
	2006	2005	2004	2003	2002
	(in millions of reais)
Operating income before financial items	11.4	17.2	23.0	24.7	17.6
Depreciation and amortization	26.6	27.1	17.5	15.3	11.6

Adjusted EBITDA	38.0	44.3	40.5	40.0	29.2

(8)	Net cash (debt) is included in this document in order to provide the reader with information relating to our overall indebtedness and financial position. Net cash (debt) is not a measure of financial performance or liquidity under U.S. GAAP or Brazilian GAAP. In managing our business we rely on net cash (debt) as a means of assessing our financial condition. We believe that this type of measurement is useful for comparing our financial condition from period to period and making related management decisions. Net cash (debt) is also used in connection with covenants related to some of our financings. The table below provides a reconciliation of our consolidated balance sheet data to the net cash (debt) positions shown in the table, for the years ended December 2006, 2005, 2004, 2003 and 2002.

	Ultrapar
	Reconciliation of cash and cash equivalents to net cash (debt)
	Year ended December 31,
	2006	2005	2004	2003	2002
	(in millions of reais)
Cash and cash equivalents	385.1	1,114.2	624.5	568.8	637.9
Short-term investments	737.3	184.8	22.4	41.0	—
Long-term investments	548.0	372.7	38.8	—	—
Short-term financing	(155.1)	(184.0)	(381.6)	(381.6)	(219.8)
Short-term debentures	(12.8)	(17.9)	—	—	—
Long-term financing	(1,081.8)	(978.6)	(258.1)	(306.3)	(363.6)
Long-term debentures	(300.0)	(300.0)	—	—	—

Net cash (debt) position	120.7	191.2	46.0	(78.1)	54.5

(9)	The number of shares is retroactively adjusted for the reverse stock split.
(10)	The calculation of earnings per share is retroactively adjusted for stock dividend and reverse stock split for all the periods presented.
(11)	The calculation of net income and earnings per share is retroactively adjusted for the effect of a change in an accounting policy for all the periods presented. See “Item 5.A.—Operating and Financial Review and Prospects—Operating Results—U.S. GAAP Reconciliation” and Note 24(I)(q) to our consolidated financial statements for more information.

	As of December 31,
	2006(1)	2006	2005	2004	2003	2002
	(in millions of U.S. dollars or reais, where indicated)
Consolidated Balance Sheet Data:
	US$	R$	R$	R$	R$	R$
Current assets
Cash and cash equivalents	180.1	385.1	1,114.2	624.5	568.8	637.9
Short-term investment	344.9	737.3	184.8	22.4	41.0
Trade accounts receivable	168.4	360.0	343.3	369.3	322.3	278.0
Inventories	101.6	217.2	191.7	210.3	137.7	106.3
Recoverable Taxes	55.1	117.8	62.9	73.0	115.5	115.1
Other	19.6	42.0	39.4	45.4	33.4	49.6

Total current assets	869.7	1,859.4	1,936.3	1,344.9	1,218.7	1,186.9
Long-term assets
Long-term investments	256.3	548.0	372.7	38.8	—	—
Related companies	3.5	7.4	3.7	3.1	2.8	2.6
Deferred income and social contribution taxes	27.2	58.2	61.0	36.3	61.4	33.3
Recoverable Taxes	30.5	65.3	46.8	36.6	—	—
Other	22.4	47.9	49.3	28.5	20.7	11.5

Total long-term assets	339.9	726.8	533.5	143.3	84.9	47.4
Permanent assets
Investments	14.4	30.8	32.3	31.8	33.1	33.0
Property, plant, equipment and intangible assets, net	548.6	1,172.8	1,072.7	1,047.4	968.6	779.5
Deferred charges, net	52.5	112.3	98.3	99.8	102.7	81.1

Total permanent assets	615.5	1,315.9	1,203.3	1,179.0	1,104.4	893.6

TOTAL ASSETS	1,825.1	3,902.1	3,673.1	2,667.2	2,408.0	2,127.9
Current liabilities
Loans, financing and debentures	78.5	167.9	201.9	381.6	381.6	219.8
Trade accounts payable	52.6	112.5	90.9	102.0	90.3	104.4
Payroll and related charges	38.0	81.2	66.1	94.1	74.7	64.4
Dividends payable	47.4	101.4	103.9	74.7	41.7	49.0
Other	9.7	20.8	25.5	33.0	44.5	30.6

Total current liabilities	226.2	483.8	488.3	685.4	632.8	468.2
Long-term liabilities
Loans, financing and debentures	646.3	1,381.8	1,278.6	258.1	306.3	363.6
Related companies	2.2	4.7	5.0	8.8	9.0	10.2
Other taxes and contributions	17.1	36.5	54.7	52.1	40.9	28.5
Other	13.4	28.7	26.8	34.1	30.1	35.3

Total long-term liabilities	679.0	1,451.7	1,365.1	353.1	386.3	437.6

TOTAL LIABILITIES	905.2	1,935.5	1,853.4	1,038.5	1,019.1	905.8
Minority Interest	15.5	33.1	29.6	28.2	32.2	31.0
Stockholder’s equity
Capital	442.5	946.0	946.0	664.0	664.0	664.0
Capital reserve	0.3	0.6	0.3	0.1	—
Revaluation reserve	6.1	13.0	15.0	16.4	17.8	26.0
Reserves and retained earnings	455.5	973.9	828.8	920.0	674.9	501.1

TOTAL STOCKHOLDER’S EQUITY	904.4	1,933.5	1,790.1	1,600.5	1,356.7	1,191.1

TOTAL LIABILITIES STOCKHOLDER’S EQUITY	1,825.1	3,902.1	3,673.1	2,667.2	2,408.0	2,127.9
U.S. GAAP
Total assets	1,797.7	3,843.5	3,610.0	2,595.9	2,343.6	2,004.2
Total stockholders’ equity (2)	876.0	1,872.9	1,730.2	1,555.3	1,305.3	1,083.4

(1)

The real amounts for December 31, 2006 have been converted into dollars using the exchange rate of US$1.00 = R$2.138, which is the commercial rate reported by the Central Bank on this date. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this annual report as a statement that the amounts in reais currently represent such values in U.S. dollars. Additionally, you should not interpret such conversions as statements that the amounts in reais have been, could have been or could be converted into U.S. dollars at this or any other foreign exchange rates. See “Item 3A. Selected Consolidated Financial Data—Exchange Rates.”

(2)	Shareholders’ equity as of December 31, 2005, 2004, 2003 and 2002 was retroactively adjusted to reflect changes in accounting policies as from January 2006. See “Item 5A.—Operating and Financial Review and Prospects—Operating Results—U.S. GAAP Reconciliation” and Note 24 I(q) for a better understanding of these changes.

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

On March 4, 2005, the National Monetary Council enacted Resolution No. 3265, pursuant to which the commercial rate exchange market and the floating rate exchange market were unified in a sole exchange market, effective as of March 14, 2005. The new resolution allows, subject to certain procedures and specific regulatory provisions, the purchase and sale of foreign currency and the international transfer of reais by a person or legal entity, without limitation of the amount involved; provided, however, the legality of the transaction. Foreign currencies may only be purchased through financial institutions domiciled in Brazil authorized to operate in the exchange market.

Following the introduction of the real in 1994 and through 1998, the Central Bank maintained a band system exchange rate, under which the exchange rate between the real and the U.S. dollar would fluctuate within a pre-established moving band. In January 1999, due to market pressures, the Central Bank abolished the band system and allowed the real/U.S. dollar exchange rate to float freely. Since then, the exchange rate has been established by the market and has fluctuated considerably, reporting a maximum quotation of R$3.955 per US$ 1.00 on October 22, 2002. Since the liberalization of the exchange rate, the Central Bank has intervened occasionally to control unstable movements in the foreign exchange rate. It is not possible to predict whether the Central Bank will continue to let the real float freely or whether the real will remain at its present level. Accordingly, it is not possible to predict what impact the Brazilian government’s exchange rate policies may have on us. The Brazilian government could impose a band system in the future or the real could devalue or appreciate substantially. See “Item 3.D. Key Information — Risk factors — Risks Relating to Brazil.”

On May 31, 2007, the exchange rate for reais into U.S. dollars was R$1.929 to US$1.00, based on the commercial selling rate as reported by the Central Bank. The following table sets forth information on prevailing commercial foreign exchange selling rates for the periods indicated, as published by the Central Bank on its electronic information system, SISBACEN, using PTAX 800, Option 5.

	Exchange rates of nominal reais per US$1.00
	High	Low	Average		Period-Ended
Year Ended
December 31, 2002	3.955	2.271	2.998	(1)	3.533
December 31, 2003	3.662	2.822	3.060	(1)	2.889
December 31, 2004	3.205	2.654	2.917	(1)	2.654
December 31, 2005	2.762	2.163	2.412	(1)	2.341
December 31, 2006	2.371	2.059	2.177	(1)	2.138
Month Ended
November 30, 2006	2.187	2.135	2.161	(2)	2.167
December 31, 2006	2.169	2.138	2.154	(2)	2.138
January 31, 2007	2.156	2.125	2.140	(2)	2.125
February 28, 2007	2.118	2.077	2.097	(2)	2.118
March 31, 2007	2.139	2.050	2.095	(2)	2.050
April 30, 2007	2.048	2.023	2.035	(2)	2.034
May 31, 2007	2.031	1.929	1.980	(2)	1.929
June 30, 2007 (through June 6)	1.962	1.906	1.934	(2)	1.962

(1)	Average of the foreign exchange rates on the last day of each month in the period.
(2)	Average of the high and low foreign exchange rates for each month.

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

Risks Relating to Ultrapar and Its Industry

Petrobras is effectively the only supplier of LPG in Brazil. LPG distributors in Brazil, including Ultragaz, do not have formal contracts with Petrobras for the supply of LPG. Any interruption in the supply of LPG from Petrobras immediately affects Ultragaz’ ability to provide LPG to its customers.

Prior to 1995, Petrobras held a constitutional monopoly for the production and importation of petroleum products in Brazil. Although the Brazilian government absolved Petrobras’ monopoly in November 1995, Petrobras effectively remains the sole provider of LPG in Brazil. Currently, Ultragaz and all other LPG distributors in Brazil purchase all or nearly all LPG from Petrobras. Ultragaz’ net sales and services represented 64.0% of our consolidated net sales and services for the year ended December 31, 2006. The last significant interruption in the supply of LPG by Petrobras to the distributors occurred in 1995, due to a 15-day strike by Petrobras employees. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Industry and Regulatory Overview.” Furthermore, all Brazilian LPG distributors, including Ultragaz, currently purchase all their LPG requirements from Petrobras without a formal LPG supply contract. The procedures for ordering and purchasing LPG from Petrobras are generally common to all LPG distributors — including Ultragaz. For more details, see “Item 4.B. Information on the Company — Business Overview — Ultragaz — Supply of LPG.”

Significant interruptions to LPG supplies from Petrobras may occur in the future. Any interruption in the supply of LPG from Petrobras immediately affects Ultragaz’ ability to provide LPG to its customers. If we are not able to obtain an adequate supply of LPG from Petrobras under acceptable terms, we may seek to meet our demands through LPG purchased on the international market. The cost of LPG on the international market is currently more expensive than the LPG we obtain through Petrobras.

Intense competition in the LPG distribution market may affect our operating margins.

The Brazilian LPG market is very competitive in all segments — residential, commercial and industrial. Petrobras, our supplier of LPG, and other major companies with greater resources than we possess have entered the Brazilian LPG distribution market. Intense competition in the LPG distribution market could lead to lower sales volumes and increased marketing expenses which may have a material adverse effect on our operating margins. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Industry and Regulatory Overview — The role of Petrobras” and Item 4.B. “Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Competition.”

LPG competes with alternative sources of energy. Competition with and the development of alternate sources of energy in the future may adversely affect the LPG market.

LPG competes with natural gas, wood, diesel, fuel oil and electricity. Natural gas is currently the principal source of energy against which we compete. Natural gas is currently less expensive than LPG for industrial consumers who purchase large volumes, but more expensive for residential consumers. In addition, supply of natural gas requires significant investments in pipelines. The development of alternative sources of energy in the future may adversely affect the LPG market and consequently our business, financial results and results of operations. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Competition.”

Ethylene, the principal raw material used in our petrochemical operations, comes from limited supply sources. Any reduction in the supply of ethylene would have an immediate impact on Oxiteno’s production and results of operation.

All second generation petrochemical producers in Brazil that use ethylene as their key raw material, including Oxiteno, our subsidiary involved in the production and sale of chemical and petrochemical products, purchase ethylene from Brazilian suppliers. Approximately 25% of our net sales are derived from the sale of chemical products that require ethylene. Oxiteno purchases ethylene from two of Brazil’s three naphtha crackers, which are the sole sources of ethylene in Brazil. Braskem S.A., or Braskem, supplies all of our ethylene requirements at our plant located at Camaçari pursuant to a long-term contract, and Petroquímica União S.A., or PQU, supplies all of our ethylene requirements at our plant located at Mauá. Oxiteno, like other purchasers from PQU, does not have a long-term contract for the purchase of ethylene from PQU. Because of its characteristics, ethylene is difficult and expensive to store and transport, and cannot be easily imported into Brazil. Therefore, Oxiteno is almost totally dependent on ethylene produced at Braskem and PQU for its supply of ethylene. For the year ended December 31, 2006, Brazilian ethylene imports totaled approximately 1.4 tons, representing less than 0.01% of Brazil’s installed capacity.

Due to ethylene’s chemical characteristics, Oxiteno does not store significant quantities of ethylene, and reductions in supply from Braskem and PQU would have an immediate impact on our production and results of operations. We are currently investing in the ethylene oxide production capacity expansion and we have agreed with Braskem and PQU the additional ethylene supply for this expansion. See “Item 4.A. Information on the Company — History and Development of the Company — Investments.” If we further expand our production capacity, there is no assurance that we will be able to obtain additional ethylene from Braskem and PQU. In addition, Petrobras is the principal supplier of naphtha to crackers in Brazil, and any interruption in the supply of naphtha from Petrobras to the crackers could adversely impact their ability to supply ethylene to Oxiteno.

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

The price of ethylene, which is the principal component of Oxiteno’s cost of sales and services, is directly linked to the price of naphtha, which, in turn, is largely linked to the price of crude oil. Consequently, ethylene prices are subject to fluctuations in international oil prices. A significant increase in the price of crude oil and, consequently, naphtha and ethylene, could increase our costs, which could have a material adverse effect on our results of operations.

The reduction in import tariffs on petrochemical products can reduce our competitiveness in relation to imported products.

Final prices paid by importers of petrochemical products include import tariffs. Consequently, import tariffs imposed by the Brazilian government affect the prices we can charge for our products. The Brazilian government’s negotiation of commercial and free trade agreements, principally with NAFTA, the European Union and Cooperation Council for the Arab States of the Gulf, may result in reductions in Brazilian import duties on petrochemical products, which generally range between 12% and 14%, and may reduce the competitiveness of our products vis-à-vis imported petrochemical products.

We may be adversely affected by the imposition and enforcement of more stringent environmental laws and regulations.

We are subject to stringent environmental laws and regulations in Brazil and Mexico. Petrochemical companies like ours are required to obtain licenses for their manufacturing facilities from environmental authorities which may also regulate their operations by prescribing specific environmental standards in their operating licenses. Environmental regulations apply particularly to the discharge, handling and disposal of gaseous, liquid and solid products and by-products from manufacturing activities. Changes in these laws and regulations or changes in the enforcement policy of these laws and regulations, could adversely affect us by increasing our cost of compliance or operation. In addition, it is possible that new laws or additional regulations will come into force, or that the relevant enforcement agencies will seek a more stringent interpretation of existing laws and regulations that would require us to spend additional funds on environmental matters in order to continue to keep our plants and operations in compliance with current legislation. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Industry and Regulatory Overview — Environmental, health and safety standards,” “Item 4.B. Information on the Company — Business Overview — Petrochemicals and Chemicals — Overview of the sector and applicable regulations — Environmental, health and safety standards” and “Item 4.B. Information on the Company — Business Overview — Logistics of Chemical Products and Fuels — Ultracargo — Transportation — Transportation Regulation.”

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

We are entitled to federal tax benefits providing for income tax exemption or reduction for our activities in the northeast region of Brazil. These benefits may be cancelled or suspended if we do not comply with our commitment not to distribute to our shareholders the amounts under the benefits or if the relevant tax authorities decide to suspend or cancel our benefits. As a result, we may become liable for the payment of related taxes at the full tax rates. If we are not able to renew the tax benefits, or if we are only able to renew them under terms that are substantially less favorable than expected, our results of operations may be adversely affected. Tax exemptions amounted to R$50.3 million, R$63.8 million and R$93.5 million, respectively, for the years ended December 31, 2006, 2005 and 2004. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Tax exemption status,” “Item 4.B. Information on the Company — Business Overview — Petrochemicals and Chemicals — Oxiteno — Tax exemption status” and “Item 4.B. Information on the Company — Business Overview — Logistics of Chemical Products and Fuels — Ultracargo — Tax exemption status.”

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

Our senior management and the members of our founding family indirectly control approximately 66% of our voting share capital through their control of Ultra S.A. This level of control enables Ultra to elect the majority of our directors and to determine the outcome of substantially all actions requiring shareholder approval. See “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders — Shareholders’ Agreements.”

Our status as a holding company may limit our ability to pay dividends on the preferred shares and consequently, on the ADSs.

As a holding company, we have no significant operating assets other than our ownership of shares of our subsidiaries. Substantially all of our operating income comes from our subsidiaries. Consequently, our ability to pay dividends depends solely upon our receipt of dividends and other cash flows from our subsidiaries.

Risks Relating to the Target Operations, the Ipiranga Group and their Industry

Petrobras is the main supplier of gasoline and diesel fuel in Brazil. Any interruption in the supply of gasoline or diesel fuel from Petrobras may adversely affect the Target Operations’ ability to provide fuel to its customers.

Prior to 1995, Petrobras held a constitutional monopoly for the production and importation of petroleum products in Brazil. Although the Brazilian government terminated Petrobras’ monopoly in November 1995, Petrobras effectively remains the major provider of oil-based fuels in Brazil. Currently, the Target Operations and all other fuels distributors in Brazil purchase all or nearly all oil-based fuels from Petrobras. The last significant interruption in the supply of fuels from Petrobras to the distributors occurred in 1995, due to a 15-day strike by Petrobras employees. The procedures for ordering and purchasing fuels from Petrobras are generally common to all fuel distributors — including the Target Operations.

Significant interruptions to fuel supplies from Petrobras may occur in the future. Any interruption in the supply of fuels from Petrobras immediately affects the Target Operations’ ability to provide oil-based fuels to its customers. If we are not able to obtain an adequate supply of oil-based fuels from Petrobras under acceptable terms, we may seek to meet our demands through fuels purchased on the international market, which could be more expensive than the fuels we would obtain through Petrobras, which could adversely affect our results of operations.

Anticompetitive Practices

In the last few years, anticompetitive practices have been one of the main problems affecting fuel distributors in Brazil, including the Target Operations. Such practices on the part of certain distributors have caused a large supply of fuel products to be sold at prices lower than those offered by the major distributors, including the Target Operations, which has resulted in a considerable increase in the sales volumes of the distributors who have adopted these practices. The practices have involved, among other actions, tax evasion and the dilution of gasoline through the addition of solvents or an amount of anhydrous ethanol higher than that permitted under applicable laws. If these practices become more prevalent, the Company could suffer from a reduction in sales volume, consequently negatively impacting its earnings.

Taxes

Taxes constitute a significant portion of the cost of fuel sold in Brazil. For this reason, in the past, tax evasion on the part of fuel distributors has been prevalent, which contributed to a distortion of the prices charged by distributors which, in certain cases, were actually below their operational costs. In addition, the end prices of the products sold by distributors, including the Target Operations, are calculated based on, among other factors, the amount of taxes levied on the purchase and sale of these fuels. Should there be any increase in the taxes levied on fuel, it is not possible to guarantee that there will not be an increase in tax evasion on the part of market participants and, as a consequence, lower prices being charged by such participants that could increase competition and negatively affect our results of operations.

Intense competition in the fuels distribution market may adversely affect the Target Operations’ operating margins

The Brazilian fuel market is highly competitive and other major companies with greater resources than we possess are present in the market. The Target Operations purchase a large portion of their products from suppliers who are also current or potential competitors. Intense competition in the fuels distribution market could lead to lower sales volumes and increased marketing expenses which may have a material adverse effect on our operating margins.

Safety and Other Operational Risks

The transport and storage of fuels, which are flammable, explosive and toxic, implies a series of safety risks as well as other operational risks. These activities can result in bodily injury or death, damage or destruction of installations or equipment, and environmental damage. An accident of sufficient size in the Target Companies’ operations could force them to suspend or temporarily reduce their activities, resulting in significant cleanup or other costs and the loss of revenues. The Target Companies’ insurance coverage may not be available on a timely basis, or may be insufficient to cover all losses incurred. The breakage of equipment, natural disasters and delays in the obtaining of replacement parts or replacement equipment could also affect the Target Companies’ distribution processes, and as a consequence, our results of its operations.

We may be adversely affected by the imposition and enforcement of more stringent environmental laws and regulations.

The distribution of oil products is subject to extensive federal and state legislation and regulation by Brazilian governmental agencies responsible for the implementation of environmental and health laws and policies. Changes in these laws and regulations or changes in the enforcement policy of these laws and regulations, could adversely affect us by increasing our cost of compliance or operation. In addition, it is possible that new laws or additional regulations will come into force, or that the relevant enforcement agencies will seek a more stringent interpretation of existing laws and regulations that would require us to spend additional funds on environmental matters in order to continue to keep our plants and operations in compliance with current legislation.

Risks Relating to the Acquisition

The integration of Ultrapar and the Target Operations following the Acquisition may present significant challenges.

There is a significant degree of difficulty and management distraction inherent in the process of integrating Ultrapar’s businesses and the Target Operations. These difficulties include:

•	the need to consolidate organizations with headquarters located in different cities;

•	the challenge of integrating the business cultures of the Target Companies with that of Ultrapar; and

•	the need to retain key officers and personnel of the Target Companies.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of Ultrapar and the Target Companies’ businesses. Following completion of the Acquisition, Ultrapar’s senior management team may be required to devote considerable amounts of time to this integration process, which will decrease the time they will have to manage the business of Ultrapar, service existing customers, attract new customers and develop new products or strategies. If Ultrapar’s senior management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, Ultrapar’s business could suffer. Ultrapar and the Target Companies cannot assure you that they will successfully or cost-effectively integrate the Target Companies and Ultrapar’s existing businesses. The failure to do so could have a material adverse effect on Ultrapar’s business, financial condition and results of operations following completion of the Acquisition.

Regulatory agencies may delay or impose conditions on approval of the Acquisition, which may diminish the anticipated benefits of the Acquisition.

The CVM, the Brazilian securities regulator, has authority over the Proposed Offers. The registration of the Mandatory Tender Offering defined below in “Item 4.A. Information on the Company – History and Development of the Company – Recent Developments – Acquisition of the Ipiranga Group” is subject to CVM approval. Also, pursuant to CVM Rule nº 372 and article 124, paragraph 5 of Brazilian Corporate Law (Law n. 6,404/76, modified by Law n.10,303/2001), the CVM may delay the shareholders meetings duly called to approve the Share Exchange for up to 15 days, or increase the term to publish the first notice for the call of the general meeting of a publicly-held company by up to thirty (30) days, counted from the date in which the documents related to the matters to be resolved are made available to the shareholders in order to analyze the transaction and verify that it does not breach applicable laws or regulations. Although we believe that the Proposed Offers described in this annual report comply with applicable laws and regulations and provide equitable treatment to the shareholders of Ultrapar and the Target Companies, we cannot predict the outcome of any such analysis of the transaction by the CVM. See “Item 4A. Information on the Company—History and Development of the Company—Recent Developments—Acquisition of the Ipiranga Group” for additional information about the Proposed Offers.

While Ultrapar and the Target Companies intend to pursue vigorously all required governmental approvals and do not know of any reason why they would not be able to obtain the necessary approvals in a timely manner, the requirement that these approvals be given before all the steps of the Acquisition are consummated could delay the completion of the Proposed Offers and the Acquisition, possibly for a significant period of time after the Acquiring Companies have approved the Acquisition. In addition, these governmental agencies may attempt to condition their approval of the Proposed Offers and the Acquisition on the imposition of conditions that could have an adverse effect on Ultrapar’s operating results or the value of Ultrapar’s preferred stock. Any delay in the completion of the Acquisition could diminish anticipated benefits of the Acquisition or result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the transaction.

As a result of the Acquisition, Ultrapar will assume certain liabilities of the Target Companies and will assume all the risks relating to those liabilities.

You should be aware that because Ultrapar will assume certain liabilities of the Target Companies as a result of the Acquisition, certain existing known or unknown financial obligations, legal liabilities or other contingent liabilities or risks of the Target Companies will become the responsibility of Ultrapar. See “Item 5B. Operating and Financial Prospects—Liquidity and Capital Resources—Indebtedness” for more information regarding the financial obligations to be assumed by Ultrapar in connection with the Acquisition. These liabilities could cause Ultrapar to be required to make payments, incur charges or take other actions that could adversely affect Ultrapar’s financial position and results of operations and the price of Ultrapar’s preferred shares.

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

Brazil has in the past experienced extremely high rates of inflation. Inflation and some of the Brazilian government’s measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy. Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. According to the Índice Geral de Preços-Mercado, or IGP-M, a general price inflation index, the Brazilian general price inflation rates were 8.7%, 12.4%, 1.2% and 3.9% in 2003, 2004, 2005 and 2006, respectively.

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

The real depreciated against the U.S. dollar by 18.7% in 2001. In 2002, the real depreciated 52.3% against the U.S. dollar, due in part to political uncertainty surrounding the Brazilian presidential elections and the global economic slowdown. Although the real has appreciated since then (18.2% in 2003, 8.1% in 2004, 11.8% in 2005, 8.7% in 2006 and an additional 4.9% from January to April 2007), no assurance can be given that the real will not depreciate or be devalued against the U.S. dollar again. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates.”

There are no guarantees that the exchange rate between the real and the U.S. dollar will stabilize at current levels. Although we have managed our existing U.S. dollar debt obligations in order to protect against fluctuations in the dollar/real exchange rate, we could in the future experience monetary losses relating to these fluctuations. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Foreign exchange risk” for information about our foreign exchange risk hedging policy.

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

Although a large part of our sales is denominated in reais, prices and certain costs (particularly ethylene, purchased by our subsidiary Oxiteno) in the chemical business are benchmarked to prices prevailing in the international markets. Hence, we are exposed to foreign exchange rate risks that could materially adversely affect our business, financial condition and results of operations as well as our capacity to service our debt.

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

Generally under Brazilian corporate law and in the case of our bylaws, holders of preferred shares do not have the right to vote at shareholders’ meetings except in limited circumstances. This means, among other things, that holders of our preferred shares and our ADSs, which represent preferred shares, are not entitled to vote on important corporate transactions including mergers or consolidations with other companies. See “Item 10.B. Additional Information — Memorandum and Bylaws.”

The preferred shares and ADSs do not entitle you to a fixed or minimum dividend.

Under our bylaws, unless otherwise proposed by the Board of Directors and approved by the voting shareholders in the Annual General Meeting, we must pay our shareholders a mandatory distribution equal to at least 50% of our adjusted net income. The net income may be capitalized, used to set off losses and/or retained in accordance with the Brazilian corporate law and may not be available for the payment of dividends. Therefore, whether or not you receive a dividend depends on the amount of the mandatory distribution, if any, and whether the Board of Directors and the voting shareholders exercise their discretion to suspend these payments. See “Item 8. Financial Information — Consolidated Statements and Other Financial Information — Dividend Policy” for a more detailed discussion of mandatory distributions.

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

Our bylaws establish that the Board of Directors may exclude preemptive rights to the current shareholders, holding either common or preferred shares, in the case of an offering of new shares to be sold on a registered stock exchange or through public subscription.

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

The ADSs benefit from the depositary’s certificate of foreign capital registration, which permits the depositary to convert dividends and other distributions with respect to the preferred shares into foreign currency and remit the proceeds abroad. If you exchange your ADSs for preferred shares, you will be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, you will not be able to remit abroad non-Brazilian currency unless you obtain your own certificate of foreign capital registration or you qualify under National Monetary Council Resolution 2,689, dated January 26, 2000, known as Resolution 2,689, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration. If you do not qualify under Resolution 2,689, you will generally be subject to less favorable tax treatment on distributions with respect to the preferred shares. The depositary’s certificate of registration or any certificate of foreign capital registration obtained by you may be affected by future legislative or regulatory changes, and additional Brazilian law restrictions applicable to your investment in the ADSs may be imposed in the future. For a more complete description of Brazilian tax regulations, see “Item 10.E. Additional Information — Taxation — Brazilian Tax Consequences.”

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

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may limit your ability to sell the preferred shares underlying your ADSs at the price and time at which you wish to do so. The São Paulo Stock Exchange, known as BOVESPA, the only Brazilian stock exchange, had a market capitalization of approximately US$723 billion as of December 31, 2006 and an average monthly trading volume of approximately US$23.0 billion for 2006. In comparison, the New York Stock Exchange had a market capitalization of US$25.0 trillion as of December 31, 2006 and an average monthly trading volume of approximately US$1.4 trillion for 2006.

There is also a large concentration in the Brazilian securities market. The ten largest companies in terms of market capitalization represented approximately 51% of the aggregate market capitalization of the BOVESPA as of December 31, 2006. The top ten stocks in terms of trading volume accounted for approximately 46% of all shares traded on the BOVESPA in 2006. Ultrapar’s average daily trading volume on both stock exchanges in 2006, 2005 and 2004 was R$4.6 million, R$5.5 million and R$3.7 million, respectively.

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

Shareholders of Ultra S.A. Participações have the right to withdraw and convert common shares owned through Ultra S.A. Participações into our preferred shares as more fully described under “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders—Shareholders’ Agreements.” Two other shareholders, who may freely sell their respective shares, hold a substantial portion of our remaining common shares. A sale of a significant number of shares could negatively affect the market value of the preferred shares and ADSs. The market price of our preferred shares and the ADSs could drop significantly if the holders of shares or the ADSs sell them or the market perceives that they intend to sell them.

If we were treated as a passive foreign investment company, U.S. Holders of our preferred shares or our ADSs would be subject to disadvantageous rules under the U.S. tax laws.

If we were characterized as a passive foreign investment company, or PFIC, in any year, U.S. holders of our preferred shares or our ADSs could be subject to unfavorable U.S. federal income tax treatment. Although we do not believe that we were a PFIC in 2006 and we do not expect to be a PFIC in the foreseeable future, there can be no assurance that our business and activities will not lead to PFIC status for us in the future. PFIC classification is a factual determination made annually and thus is subject to change. See “Item 10.E. Additional Information — Taxation — U.S. Federal Income Tax Consequences” for a description of the PFIC rules.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

Ultrapar Participações S.A., or Ultrapar, is a sociedade anônima incorporated under the laws of the Federative Republic of Brazil. We have a significant market presence in the business areas in which we operate. We are the leader in LPG distribution in Brazil through Ultragaz with a 24% market share and one of the largest independent distributors in the world in terms of volume sold. We deliver LPG to an estimated 10 million households using our own vehicle fleet and also approximately 4,000 independent retailers. We are the largest producer of ethylene oxide and its principal derivatives in South America, with an extensive business in the domestic and international markets. Through Ultracargo, we are a leading provider of integrated logistics for special bulk cargo in Brazil. We offer integrated multimodal transportation, loading and unloading services and the management of third-party fleets. Our high-storage capacity, together with the strategic location of our assets, facilitates product movement along an integrated multimodal logistics system. With the acquisition of Ipiranga’s fuel distribution business in the South and Southeast regions of Brazil we became the second largest Brazilian fuel distributor with approximately 15% market share. In 2006, we estimate that the Target Operations’ net sales amounted to approximately R$19 billion.

We were incorporated on December 20, 1953, with our origins going back to 1937, when Ernesto Igel founded Companhia Ultragaz S.A and brought LPG to be used as cooking gas in Brazil using cylinders acquired from Companhia Zeppelin. The gas stove began to replace the traditional wood stove and, to a lesser degree, kerosene and coal, which dominated Brazilian kitchens at the time.

In 1966, Transultra Armazenamento e Transporte Especializado Ltda, or Transultra, was formed to satisfy the demand for high-quality transportation services and focused in the transportation of chemicals, petrochemicals and LPG. In 1978, Terminal Químico de Aratu — Tequimar, or Tequimar, was founded for the specific purpose of operating the storage business. Transultra and Tequimar are operating subsidiaries of Ultracargo.

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

In 1997, through Ultragaz, we introduced UltraSystem — a small bulk distribution system — to commercial and industrial segments, and we started the process of geographical expansion through the construction of new LPG filling plants. We also concluded the expansion of capacity of Oxiteno’s industrial unit in Camaçari Petrochemical Complex, in the state of Bahia.

On October 6, 1999, we concluded our Initial Public Offering of preferred shares, listing our shares on the São Paulo Stock Exchange (BOVESPA) and on the New York Stock Exchange (NYSE).

In 2000, Ultragaz started the construction of four new filling plants, therefore covering the entire Brazilian territory. In August 2000, the first of the four new plants, located in Goiânia, in the state of Goiás, started operations. In 2001, Ultragaz started two new plants: in Fortaleza, in the state of Ceará, and in Duque de Caxias, in the state of Rio de Janeiro. In 2002, the company started operations at the new plant in Betim, Minas Gerais.

On May 23, 2001, we acquired the 35% voting interest of Transultra that we did not yet own, from Petrobras Distribuidora S.A. We made this acquisition through our wholly owned subsidiary, Ultracargo, in an auction held at BOVESPA.

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

On December 20, 2002, we completed a corporate restructuring process which we began on October 15, 2002. The effects of the corporate restructuring were:

•

the merger of Gipóia Ltda, a company which held a 23% direct stake in Ultragaz and was owned by Ultra S.A., into Ultrapar, increasing Ultrapar’s ownership in Ultragaz to 100% from 77% of total share capital. Ultrapar issued approximately 7.8 billion common shares in connection with this merger; and

•

the exchange of shares issued by Oxiteno for shares issued by Ultrapar, increasing Ultrapar’s ownership in Oxiteno to 100% from 48% of total share capital. The holders of approximately 12 million of Oxiteno’s shares elected to exchange their shares for shares in Ultrapar, triggering the issue of approximately 5.4 billion common shares and 3.4 billion preferred shares by Ultrapar. We paid R$208.1 million representing approximately 13 million shares to Oxiteno’s minority shareholders who exercised their statutory withdrawal rights.

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

In August 2003, Ultragaz acquired Shell Gás, Royal Dutch/Shell N.V.’s LPG operations in Brazil, for a total consideration of R$170.6 million. With the acquisition, Ultragaz has become the Brazilian market leader in LPG, with a 24% share of the Brazilian market.

On December 4, 2003, we concluded the acquisition of the chemical business of the Berci Group (CANAMEX), a Mexican specialty chemicals company. CANAMEX has two plants in Mexico (Guadalajara and Coatzacoalcos). The acquisition amount was US$10.25 million, without assuming any residual debt. In June 30, 2004, we acquired the operational assets of Rhodia Especialidades S.A. de C.V. in Mexico for US$2.7 million. Both acquisitions had the target to establish a stronger presence in the Mexican petrochemical market and to create a production and distribution platform to the United States.

On May 18, 2004, at an Extraordinary General Meeting, the shareholders of Ultrapar approved the addition of tag-along rights to the company’s bylaws, for all shareholders, at 100% of the offer price, which has improved a right that was already conceived through a shareholders’ agreement dated March 22, 2000.

On September 22, 2004, the shareholders of Ultra S.A., a holding company that controls Ultrapar, signed a shareholders’ agreement primarily aimed at maintaining the controlling shareholder block in Ultrapar.

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

On April 8, 2005, we completed our first offering of unsecured debentures in the aggregate principal amount of R$300 million with a term of three years, at a rate of 102.5% of CDI. Standard & Poor’s assigned the company and its debentures its brAA+ corporate credit rating from its Brazil National Scale.

On April 28, 2005, we concluded a primary and secondary offering of our preferred shares. The offering was constituted of 7,869,671,318 preferred shares owned by Monteiro Aranha S.A. and certain shareholders of Ultra S.A., and 1,180,450,697 newly issued preferred shares pursuant to an overallotment option. Shares were distributed at a price of R$40.00 per thousand preferred shares, totaling approximately R$362 million. At the end of the distribution, Ultrapar’s total capital increased by R$47 million, to a total of approximately R$946 million, and there were 81,325,409,849 total shares outstanding, with 49,429,897,261 common shares and 31,895,512,588 preferred shares.

At a special meeting of our shareholders held on July 20, 2005, our shareholders approved a reverse stock split of all our issued common and preferred shares. As a result, each 1,000 shares of any class would be converted into one share of each such class. In connection with this reverse stock split, we authorized a change to the ADS ratio of our ADR program from one ADS representing 1,000 preferred shares to one ADS representing one preferred share. This reverse stock split and ratio change became effective on August 23, 2005. As a result of the reverse stock split, we have amended our bylaws. As of April 30, 2006, we had 81,325,409 shares outstanding, with 49,429,897 common shares and 31,895,512 preferred shares.

In July 2005, Ultracargo inaugurated a new terminal in Santos, its second port installation that integrates road, rail and maritime transportation systems. The new terminal has a storage capacity of 33,500 m³ for chemical products, 40,000 m³ for ethanol and 38,000 m³ for vegetable oil.

On December 20, 2005, Ultrapar, through its subsidiary LPG International Inc., issued US$250 million in notes in the international market, with the aim of lengthening the company’s debt profile, financing possible acquisitions and other corporate purposes. The notes mature in December 2015, have a coupon of 7.25% per annum and were priced at 98.75% of par value, resulting in a yield of 7.429% per annum. Standard & Poor’s assigned its BB+ credit rating on a global scale for the company and the securities issued. The credit rating is above the credit rating of Brazilian sovereign debt, and only one degree below that of investment grade.

In August 2006, Ultrapar announced the signing of a “Memorandum of Understanding” between its subsidiary Oxiteno Nordeste and Braskem, for a 265 thousand tons/year supply of ethylene, with a 15-year term. The 265 thousand tons/year volume of ethylene represents an addition of 68 thousand tons/year to the previous contractual amount, and will be fully available beginning in 2009. In 2007 and 2008, Oxiteno will have access to 13 thousand tons/year out of the total additional 68 thousand tons/year of ethylene. The newly agreed upon supply price will be indexed to ethylene prices in the international market and to the volume effectively purchased by Oxiteno. Ultrapar also announced its plans to expand its ethylene oxide and specialty chemicals production capacity at Oxiteno’s plant located in Camaçari, Bahia.

In August 2006, Oxiteno’s first commercial office in Buenos Ayres, Argentina — Oxiteno Argentina S.R.L. — was opened.

Recent Developments

Acquisition of the Ipiranga Group

Summary. On March 19, 2007, Ultrapar, Petrobras and Braskem announced their intent to acquire the Ipiranga Group and that on March 18, 2007, Ultrapar had entered into, and Petrobras and Braskem had acknowledged, a Stock Purchase Agreement, the SPA, with the Key Shareholders of the principal companies comprising the Ipiranga Group, RPI, DPPI and CBPI. As discussed further below, in connection with the Acquisition, Ultrapar is acting on its own behalf and on behalf of Petrobras and Braskem pursuant to the Transaction Agreements. See “Item 10C. Additional Information — Material Contracts.”

The Ipiranga Group is Brazil’s second-largest fuel distributor, with a network of approximately 4,200 service stations and a 19% market share as of December 31, 2006. The Ipiranga Group also has a significant presence in the petrochemical market, with the production of 650 thousand tons of petrochemical resins a year. The Ipiranga Group conducts its fuel distribution business through CBPI and DPPI, its oil refining business through RPI and its petrochemical business through IQ and IPQ and a 29.5% interest in Copesul (with Braskem owning another 29.5%), which is Brazil’s second-largest producer of petrochemicals. In 2006, the consolidated net revenues of the Ipiranga Group totaled R$29 billion, with EBITDA of R$1 billion and net income of R$534 million.

To finance part of the Ipiranga Group Acquisition, on April 11, 2007, we completed our second offering of unsecured debentures in the aggregate principal amount of R$889 million, in two series. The first series, in the aggregate amount of R$675 million, was issued on April 11, 2007. The second series, in the aggregate amount of R$214 million, will be issued on the financial settlement of the Mandatory Tender Offers for the shares of RPI, DPPI and CBPI. For more information see “Item 4.A. Information on the Company — History and Developments of the Company – Recent Developments – Acquisition of the Ipiranga Group – Phases of the Acquisition.” The debentures have a term of one year, and a coupon rate of 102.5% of CDI.

After the completion of the Acquisition, the businesses of the Ipiranga Group will be divided among Petrobras, Ultrapar and Braskem. Ultrapar will retain the fuel and lubricant distribution businesses located in the South and Southeast regions of Brazil; Petrobras will receive the fuel and lubricant distribution businesses located in the North, Northeast and Central West regions of Brazil; and Petrobras and Braskem will receive the petrochemical business, in the proportion of 60% for Braskem and 40% for Petrobras. RPI’s oil refining business will be shared equally among Petrobras, Ultrapar and Braskem. Following the successful completion of the transactions, Ultrapar will become the second leading company in the fuel distribution business in Brazil, holding approximately 15% of the market, based on Ipiranga’s management’s estimates.

Phases of the Acquisition. The Acquisition is divided into five phases: (1) acquisition of the shares held by the Key Shareholders by Ultrapar; (2) mandatory tender offers (pursuant to tag along rights held by minority shareholders under Brazilian Corporate Law and CVM rules) for the acquisition of the remaining common shares of RPI, DPPI, CBPI and IPQ (“Mandatory Tender Offers”); (3) tender offer by Braskem for the delisting of Copesul’s common shares from the BOVESPA (“Public Tender Offer”); (4) exchange of the remaining common and preferred shares of RPI, DPPI and CBPI for preferred shares of Ultrapar (“Share Exchange Transactions”); and (5) separation of the Target Companies’ assets (“Separation of Assets”). The completion of the transaction is expected to occur in the fourth quarter of 2007.

•

Phase 1 – Acquisition of the shares of the Key Shareholders. On April 18, 2007, pursuant to the SPA, Ultrapar acquired, from the Key Shareholders, shares issued by RPI, DPPI and CBPI, as described below. The total consideration paid for this acquisition was R$2 billion, of which R$0.7 billion was effectively paid by Ultrapar.

	RPI		DPPI		CBPI
	Number of Shares	% of Total Capital	Number of Shares	% of Total Capital	Number of Shares	% of Total Capital
Common Shares pursuant to the Grupo Ipiranga Shareholders Agreement	5,746,232	19.41%	5,447,868	17.02%	n.a.	n.a.
Common shares not pursuant to the Grupo Ipiranga Shareholders Agreement	860,599	2.91%	1,959,258	6.12%	1,341,319	1.27%
Preferred shares	2,276,295	7.69%	2,239,771	7.00%	402	0.00%

Total shares	8,883,126	30.01%	9,646,897	30.14%	1,341,721	1.27%

•

Phase 2 – Mandatory Tender Offers for the common shares of RPI, DPPI and CBPI. As a result of the change of control of RPI, DPPI and CBPI, under Art. 254-A of Law 6,404/76 and CVM Rule Nº 361, Ultrapar filed on May 2, 2007 with the CVM, a request to register the Mandatory Tender Offers for approximately R$0.7 billion, of which R$0.2 billion will be paid by Ultrapar following reimbursements received from Petrobras and Braskem, calculated based on a per share price defined by laws and regulations regarding changes in control of 80% of the per share price paid to controlling shareholders for their common shares.

Under the same law and rule Braskem and Petrobras must also carry out a mandatory tender offer for the purchase of common shares held by the minority shareholders of IPQ, which is expected to be completed by July 31, 2007.

•

Phase 3 – Public Tender Offer for the delisting of Copesul’s common shares from the BOVESPA. In April 2007, Braskem filed a request with the CVM for the registration of the Public Tender Offer for the delisting of Copesul’s common shares, under Art. 4, § 4, of Law 6,404/76 and CVM Rule No. 361.

•

Phase 4 – Share Exchange Transactions. After the conclusion of the Mandatory Tender Offers, Ultrapar will carry out share exchange transactions, under Art. 252 of Law 6,404/76, in which it will exchange its preferred shares for the remaining outstanding common and preferred shares of RPI, DPPI and CBPI. Following the completion of the Share Exchange Transactions, RPI, DPPI and CBPI will become wholly owned subsidiaries of Ultrapar. Ultrapar expects to issue approximately 54 million shares to complete these Share Exchange Transactions. If any holder of the preferred and common shares issued by Ultrapar, RPI, DPPI and CBPI dissents from the Share Exchange Transaction, the shareholder will have the right to withdraw as a Ultrapar, RPI, DPPI or CBPI shareholder, as applicable. The shareholder rights relevant to the Share Exchange Transaction are described below:

•

Ultrapar Shares. Ultrapar’s bylaws will be amended in order to reflect the increase in paid-in capital and the issuance of new preferred shares. The new preferred shares to be issued will confer to their holders the same rights and privileges that are available to Ultrapar’s existing preferred shareholders. Ultrapar’s preferred shares confer the right to receive the same price as that paid to Ultrapar’s controlling shareholders in the event that a change of control transaction were to occur (constituting tag along rights of 100%).

•

Right of Withdrawal from Ultrapar. Under the terms of Art. 252, §2 of Law No. 6.404/76, the holders of the preferred and common shares issued by Ultrapar who dissent from the Share Exchange Transactions will have the right of withdrawal as Ultrapar shareholders. The amounts to be received for a dissenter’s shares will be communicated in a timely manner to shareholders immediately following the public announcement discussed above.

•

Right of Withdrawal from the Target Companies. Under Art. 264, §3, of Law No. 6.404/76, the holders of common and preferred shares of RPI, DPPI and CBPI who dissent from the Share Exchange Transactions will have the right of withdrawal from such companies. The amounts to be paid for a dissenter’s shares will be communicated in a timely manner to shareholders.

•

Phase 5 – Separation of Assets. After the completion of the Share Exchange Transactions, Ultrapar will carry out the Separation of Assets, a series of corporate restructurings in order to divide the Ipiranga Group assets among itself, Petrobras and Braskem.

Relationship between Ultrapar, Braskem and Petrobras. Ultrapar is acting as a commission agent, under Articles 693 through 709 of the Brazilian Civil Code, for Petrobras and Braskem for the purpose of the acquisition of RPI and CBPI’s petrochemical business, and for Petrobras for the acquisition of CBPI’s Northern Distribution Business. The general conditions of the commission set forth in the Investment Agreement executed by Ultrapar, Petrobras and Braskem on March 19, 2007, which regulates the relationship between these companies during the Acquisition process and the other Transaction Agreements executed in connection with the Acquisition, are as follows:

•

Commission. Ultrapar is acting as a commission agent for Petrobras and Braskem, under Articles 693 through 709 of the Brazilian Civil Code. The object of the commission is (A) the acquisition by Ultrapar on behalf of Petrobras of the Northern Distribution Business, as well as the acquisition, on behalf of Braskem and Petrobras, of the Petrochemical Business; and (B) the transfer to Braskem and Petrobras of the Petrochemical Business and to Petrobras of the Northern Distribution Business. Braskem and Petrobras shall pay Ultrapar a commission on the date of the transfer of the Northern Distribution Business and the Petrochemical Business in the amount of R$5,000,000.00.

•

Price to Be Paid for the Petrochemical Business. The price to be paid for the Petrochemical Business is R$2.5 billion, and shall be paid by Braskem and Petrobras to Ultrapar in three installments, as follows: (a) a first installment of R$0.7 billion paid by Braskem and R$0.4 billion by Petrobras, (b) a second installment of R$0.3 billion paid by Braskem and R$0.2 billion by Petrobras and (c) a third installment of R$0.6 billion paid by Braskem and R$0.4 billion by Petrobras.

•

Price to Be Paid for the Northern Distribution Business. The price to be paid for the Northern Distribution Business is R$1.1 billion, and shall be paid by Petrobras to Ultrapar in three installments, as follows: (a) a first installment of R$0.3 billion, (b) a second installment of R$0.1 billion and (c) a third installment of R$0.7 billion.

•

Date of Asset Transfer. The Northern Distribution Business and the Petrochemical Business will be delivered after Ultrapar receives the three installments indicated above, which is expected to occur after the completion of the conditions regarding transfer of the assets.

•

Payment Dates. Braskem and Petrobras must pay Ultrapar each installment of the price of the Northern Distribution Business and the Petrochemical Business on the following dates, respectively: (a) April, 18, 2007, (b) the date of financial settlement by Ultrapar of the Mandatory Tender Offers and (c) the date of the effective transfer of the Northern Distribution Business to Petrobras and the Petrochemical Business to Braskem and Petrobras.

•	Guarantees. Ultrapar has pledged the following:

•

In favor of Braskem and Petrobras, in the proportions of 60% and 40%, respectively, all the common shares and 50% of the preferred shares issued by RPI and acquired from the Key Shareholders. The shares issued by RPI acquired in the Mandatory Tender Offers will also be pledged in favor of Braskem and Petrobras, in the same proportion. After the exchange offer for the shares of RPI, Ultrapar must ensure that the pledge of RPI’s shares will be substituted by the pledge of IQ’s shares.

•

In favor of Petrobras, 31% of the common shares of DPPI and 100% of the preferred shares issued by DPPI that were acquired from the Key Shareholders, as well as 100% of the common shares of CBPI acquired from the Key Shareholders. After the Mandatory Tender Offers, Ultrapar will pledge, in substitution for 1,482,751 common shares issued by DPPI, 3,013,903 common shares issued by CBPI that will be acquired, assuming that all the common shares issued by CBPI will be acquired in the Mandatory Tender Offers.

•

Transfer of the Assets. After the completion of the asset separation, Ultrapar shall transfer (A) the Petrochemical Business to Braskem, through the transfer of the common shares representing 60% of IQ’s capital, and to Petrobras through the transfer of common shares representing 40% of IQ’s capital and (B) the Northern Distribution Business, through the transfer to Petrobras of all the shares of the company spun-off from CBPI and then holding the Northern Distribution Business.

•

Delays or Justified Impediments to the Transfer of Assets. The commission is irrevocable; thus, in the event the transfer of the Northern Distribution Business and/or the Petrochemical Business (A) is in any way restricted or suspended, due to legal, judicial or administrative order, and remains restricted for a period of more than 120 days, or (B) has not occurred by April 18, 2008, an alternative reorganization will be implemented that, among other things, spins off CBPI, DPPI and RPI, in order to separate the Northern Distribution Business and the Petrochemical Business into the spun-off companies, the shares of these spun-off companies being subsequently transferred to Petrobras and Braskem, as applicable.

Shareholders Agreement. The parties to the SPA also entered into a Shareholders Agreement, whereby: (i) the distribution business other than the Northern Distribution Business will be controlled and managed by Ultrapar, (ii) the Petrochemical Business will be controlled and managed by Braskem and Petrobras, in the respective proportions of 60% and 40%, (iii) the Northern Distribution Business will be controlled and managed by Petrobras and (iv) the assets related to RPI’s oil refinery business will be controlled and managed jointly by Petrobras, Ultrapar and Braskem.

Operations Expansion in Mexico

In April 2007, Ultrapar, through its subsidiary CANAMEX, entered into an agreement for the purchase of the sulfates and sulfonates operating assets of Unión Química S.A. de C.V., in San Juan del Río, Mexico. These assets include a plant with an installed production capacity of sulfates/sulfonates of 8,600 tons/year that serves mainly the cosmetics and detergents industries, with potential annual revenues of approximately US$10.0 million. The investment for this acquisition totaled US$4.0 million, without the assumption of any debt, and was financed entirely by CANAMEX in the local market.

Acquisition of Petrolog

In May, 2007, Ultracargo completed the acquisition of Petrolog Serviços e Armazéns Gerais Ltda for approximately R$10.0 million. Petrolog is a provider of in-house logistics operations for management of finished products, packaging, inventories control, storage and dispatch to domestic and international markets. The acquired operations generated annual revenues of approximately R$10.0 million in 2006.

Investments

We have made substantial investments in our operations in the last five years. At Ultragaz, we have invested heavily in LPG small bulk delivery distribution (UltraSystem) and in the restructuring of our distribution logistics. We have also invested in the consolidation of our national coverage over the past years. Oxiteno has invested in increasing installed production capacity, mainly for specialty chemical production, in the modernization of its industrial plants and in the development of new products. Ultracargo has invested in storage facilities and in the truck fleet in response to strong demand for a better logistics infrastructure in Brazil, deregulation of the oil and oil products industry and the strong growth in the international trade of vegetable oils and alcohol. We have invested in information technology at all our businesses for integrating processes, improving the quality of information, increasing the response time in decision-making and improving our services.

We have also made several acquisitions to maintain our growth and to consolidate our position in the markets where we operate. In 2002, we acquired minority shareholders’ interests in Oxiteno for R$212.6 million. In 2003, we acquired the Brazilian LPG distribution operations of Royal Dutch/Shell N.V. The operations of Shell Gás have been fully integrated into our LPG distribution business. In addition, we entered the petrochemical production market in Mexico through the acquisition of CANAMEX, a specialty chemicals company, in December 2003, for $10.3 million, and the acquisition of the operating assets of Rhodia Especialidades Mexico for US$2.7 million in June 2004. In April 2007, we acquired the sulfates and sulfonates operating assets of Unión Química S.A. de C.V., in San Juan del Río, Mexico. These investments were motivated by our desire to establish a presence in the Mexican petrochemical market as a platform for production and distribution to supply the United States market, and to geographically diversify Oxiteno’s production facilities.

In addition to the discussion below, see “Item 4.A. Information on the Company—History and Development—Recent Developments” for additional discussion of our investments.

Investments in Permanent Assets and Deferred Charges

The following table shows our capital expenditures in permanent assets and deferred charges in the years indicated below:

	Year ended December 31,
	2006	2005	2004
	(in millions of reais)
Ultragaz	115.3	89.4	94.0
Oxiteno	179.0	96.3	86.8
Ultracargo	43.9	44.4	92.2
Others(1)	1.4	0.6	0.7

Total capital expenditures	339.6	230.7	273.7
Disposals	(20.7)	(12.0)	(6.0)

Total capital expenditures, net of disposals	318.9	218.7	267.7

(1)	Includes expenditures related to maintenance of our headquarters, which is performed by our wholly owned subsidiary Imaven Imóveis e Agropecuária Ltda.

At Ultragaz, our investment strategy has been to expand small bulk delivery distribution, to consolidate our geographic coverage and to invest in the modernization of our assets. During the years ended December 31, 2006, 2005 and 2004, investments focused on expanding the small bulk market segment (UltraSystem), on fleet renewal and on the replacement of cylinders.

At Oxiteno, during the years ended December 31, 2006, 2005 and 2004, capital expenditures were largely focused on increasing installed production capacity of specialty chemicals, the modernization of industrial plants and the development of new products.

At Ultracargo, during previous years we have invested in expanding our storage facilities and truck fleet. For the years ended December 31, 2006, 2005 and 2004, Ultracargo’s capital expenditures focused on the construction of Santos Intermodal Terminal, the expansion of the Suape Terminal, the Liquid Fuels Terminal in Montes Claros and fleet expansion.

Our investment plan for 2007 has a total budget of R$546 million, R$414 million to be invested in Oxiteno, R$100 million in Ultragaz and R$31 million in Ultracargo. Investments at Oxiteno constitute (i) the completion of the fatty alcohols plant, whose opening is scheduled for late 2007, (ii) expansion of the ethylene oxide production capacity — a significant part of the expansion in the unit of Mauá and the start of expansion in Camaçari — and (iii) expansion in the production capacity of specialty chemicals. At Ultragaz, in addition to the investments started in 2006, other investments will be made in information technology to support its distribution structure review program. At Ultracargo, investments will be allocated to the expansion of assets, particularly the Aratu terminal in Bahia, which will store palm kernel oil, the main raw material for Oxiteno’s new fatty alcohols plant. Ultracargo will also continue to invest in information technology.

Investment in fatty alcohols plant. On February 16, 2005, we announced the investment in the construction of a fatty alcohols plant, through our subsidiary Oxiteno, with co-production of fatty acids and glycerin. The total investment is estimated to be US$120 million, of which US$34 million had been invested as of December 31, 2006. This plant will be a pioneer unit in Latin America for the production of fatty alcohols. Fatty alcohols are raw materials used in the production of specialty chemicals derived from ethylene oxide, widely used in personal care products and for various applications in domestic cleaning products, agrichemicals and textiles, among others. Fatty alcohols and its derivatives are currently imported and already widely used in Oxiteno’s surfactant line. We are the largest consumer of fatty alcohols in Brazil and we estimate that 30% of the total volume produced by the new plant will be used by us. Total production capacity should amount to approximately 100,000 tons per year, considering the entire product line. Besides adding value to the existing surfactants product line, this new plant is expected to generate additional net sales of US$80 million per year when running at full capacity. Oxiteno’s fatty alcohols plant will use vegetable oils as feedstock, especially palm kernel oil. We expect that the plant will be operational in late 2007.

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

We are also analyzing the feasibility of building a bio-refinery to produce chemical products from renewable sources, in particular the use of ethanol as an alternative for the production of hydrogenated solvents and glycols.

Equity Investments

The table below shows our investments in shareholding stakes for the years ended December 31, 2006, 2005 and 2004:

	Year ended December 31,
	2006	2005	2004
	(in millions of reais)
Ultragaz	0.1	—	10.3
Oxiteno	0.1	—	—
Ultracargo	—	—	—
Others(1)	1.1	—	6.8

Total	1.3	—	17.1

(1)	Share repurchase program, included in our consolidated statement of cash flows under “Cash flows from financing activities — Other.”

Our principal executive office is located at Avenida Brigadeiro Luis Antônio, 1343, 9º Andar, 01317-910, São Paulo, SP, Brazil. Our telephone number is 55-11-3177-7014. Our Internet website address is http://www.ultra.com.br. Our agent for service of process in the United States is C.T. Corporation System, located at 1633 Broadway, New York, New York 10019.

B. Business Overview

Ultrapar is one of Brazil’s largest corporate groups and a leader in the distribution of LPG, the production of chemicals, and the provision of integrated logistics services. Our wholly owned subsidiary, Ultragaz, is the largest LPG distributor in Brazil with a national market share of 24%. In the chemicals business, our wholly owned subsidiary, Oxiteno, is the largest producer of ethylene oxide and its principal derivatives in South America and a major producer of specialty chemicals. Through our wholly owned subsidiary, Ultracargo, we believe we are a leading provider of integrated road transport, storage and handling services for special bulk cargo. In April 2007, we acquired the controlling stake of Ipiranga Group. See “Item 4.A. Information on the Company—History and Development—Recent Developments—Acquisition of the Ipiranga Group.” With the acquisition of the Ipiranga Group’s fuel distribution business in the South and Southeast regions of Brazil we became the second largest Brazilian fuel distributor with approximately 15% market share. In 2006, we estimate that the Target Operations net sales amounted to approximately R$19 billion.

The following chart simplifies our organizational structure as of December 31, 2006. For a more detailed information about our current organizational structure, see “Item 4.C. Information on the Company — Organizational Structure.”

Our Strengths

Leading market positions across businesses

Ultragaz is the largest LPG distributor in Brazil. It has a national market share of 24% and is present in every state, excluding the north region, reaching approximately 10 million homes. For the year ended December 31, 2006, Ultragaz’ total volume sold reached 1.5 million tons of LPG.

Oxiteno is the sole producer of ethylene oxide and its principal derivatives in the Mercosur region and is also a major producer of specialty chemicals. Our chemical operations supply a broad range of market segments, particularly agricultural chemicals, food, cosmetics, leather, detergents, packaging for beverages, thread and polyester filaments, brake fluids, petroleum, paints and varnishes. For the year ended December 31, 2006, Oxiteno sold approximately 542 thousand tons of chemical products. In the Brazilian market for these products we compete principally with imports. Imports of ethylene glycol and methyl-ethyl-ketone, two of our most important products, represented approximately 24% and 7%, respectively, of the volumes sold in Brazil during the year ended December 31, 2006.

Ultracargo is one of the leading providers of integrated logistics for special bulk cargo, with 26% of Brazil’s tank storage capacity for chemical products in 2006. Ultracargo accounts for approximately 70% of all tank capacity for liquids at the Aratu terminal in the State of Bahia, which serves South America’s largest petrochemical complex.

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

Highly efficient LPG distribution network

In addition to making direct sales of bottled LPG, Ultragaz is the only LPG distributor in Brazil with an exclusive network of independent dealers. This network constitutes approximately 4,000 dealers who represent Ultragaz. This has enabled Ultragaz to control the quality and productivity of its dealers leading to a strong brand name recognition associated with quality, safety and efficiency, and also allows frequent contact with its customers. In addition, Ultragaz was the first to introduce LPG small bulk delivery in Brazil, with lower distribution costs than bottled distribution, and over the years has built a strong client base.

Flexibility across the petrochemical cycle

Oxiteno is the largest producer of ethylene oxide and its principal derivatives in South America. Approximately 97% of its ethylene oxide production is used internally in the production of ethylene oxide derivatives, which can be classified in two groups: specialty and commodity chemicals. Oxiteno is a major producer of specialty chemicals, which are traditionally products with better margins and less exposure to petrochemical cycles than commodity chemicals.

Cost-efficient operations

Oxiteno’s operations have a high degree of production efficiency derived from a scale similar to that of the largest producers in the world. Ultragaz has significant market presence in densely populated areas, which allows it to operate its filling plants and distribution system with a high level of capacity utilization and efficiency.

Strong operational track record

Our business has exhibited a solid operational track record. Our accumulated adjusted EBITDA for the last five years reached R$2.8 billion, in spite of the overall macroeconomic volatility in Brazil during this same period. Our adjusted EBITDA is used to provide a measure of assessing the company’s ability to generate cash from its operations. See “Item 3A. Key Information — Selected Consolidated Financial Data” for more information about adjusted EBITDA. Our accumulated net earnings for the last five years reached R$1.5 billion.

Experienced management team

We are led by a strong and experienced management team with a proven track record in the LPG, petrochemical and specialized logistics industries. Our senior management team possesses an average of 20 years of experience in the company and its subsidiaries, is a significant shareholder of Ultrapar and has a performance-linked remuneration based on an economic value-added model (EVA®).

Alignment of shareholders’ interests

Our bylaws provide important rights that align the interests of all our shareholders, including our controlling shareholders, management shareholders and minority shareholders. If our controlling shareholders sell their controlling stake in our Company, our bylaws provide that holders of our preferred and common shares are entitled to sell their shares in a public tender offer at the same price and with the same payment terms as our controlling shareholders.

Our Strategy

Build on the strength of our LPG brand

Our LPG distribution business has a high brand recognition associated with quality, safety and efficiency. We intend to reinforce this market perception by continuing to supply high-quality products and services and introducing new services and distribution channels.

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

Continuously improve cost and capital efficiency in LPG distribution

We plan to continue to invest in the cost and capital efficiency of our distribution system. Current initiatives include the enhanced discipline in capital allocation and a program to revise Ultragaz’ distribution structure, both prompted by changing market conditions such as market stability and new sales channels.

Expand capacity at Oxiteno

We intend to continue to expand Oxiteno’s production capacity ahead of demand in Brazil. As we expand, we plan to continue our efforts to apply the best global practices to Oxiteno’s plants and production processes with a view to remain technologically competitive.

Continue to enhance product mix at Oxiteno

We plan to increase Oxiteno’s capacity to produce a variety of value-added ethylene oxide derivatives in order to optimize its sales mix across petrochemical cycles. Oxiteno’s investments in research and development have resulted in the introduction of 112 new applications for its products during the last three years. Oxiteno will continue to invest in research and development focused on developing new product applications to meet clients’ needs. In addition, we intend to focus Oxiteno’s sales on the domestic market, which allows us to have higher margins.

Maintain financial strength

We seek to maintain a sound financial position to allow us to pursue investment opportunities and enhance our shareholders’ return on their investment in our Company. Our net cash position for the year ended December 31, 2006 was R$121 million. Additionally, all foreign currency denominated debt is hedged until its maturity.

We have been consistently distributing dividends to our shareholders. During the last five years we have paid yearly dividends representing an average of approximately 41% of our net income.

Continue to grow our businesses

Our principal corporate objective is to enhance shareholder value and strengthen our market presence by growing our business. Historically, we have grown our business organically and through acquisitions and we intend to continue this strategy. In March 2007, we announced the acquisition of Ipiranga Group’s fuels and lubricants business in the South and Southeast regions in Brazil, as well as one third of Ipiranga’s oil refinery. To complement Ultrapar’s growth strategy, we are also focused on expansion abroad, which we commenced with the acquisition of specialty chemicals producer CANAMEX in Mexico in 2003. In late 2006, we announced the intention to open commercial offices in Argentina, United States, Europe and Asia, in order to expand Oxiteno’s presence in these regions’ specialty chemicals market. We have also announced several investments in the expansion of our existing operations which will result in a 40% increase in our ethylene oxide production capacity. We constantly analyze acquisition opportunities in the segments in which we operate and in complementary segments that could add value to our company.

Key Financial Information

The table below sets forth certain financial information for us and our principal businesses:

	Year ended December 31,
	2006	2005	2004	2003	2002
	(in millions of reais)
Net sales and services (1)
Ultrapar	4,794.1	4,693.8	4,784.2	4,000.3	2,994.5
Ultragaz	3,066.9	2,902.4	2,968.1	2,622.7	1,942.7
Oxiteno	1,549.5	1,610.1	1,662.7	1,237.8	956.1
Ultracargo	226.1	234.2	197.3	177.1	131.5
Adjusted EBITDA (2)
Ultrapar	516.2	546.0	736.6	498.5	487.3
Ultragaz	280.5	195.1	268.9	208.2	219.8
Oxiteno	191.6	300.2	421.0	243.2	232.7
Ultracargo	38.0	44.3	40.5	40.0	29.2
Net Income
Ultrapar	282.1	299.2	414.5	246.4	222.3
Net cash (debt) (3)
Ultrapar	120.7	191.2	46.0	(78.1)	54.5

(1)	Segment information for Ultragaz, Oxiteno and Ultracargo is presented on an unconsolidated basis. See “Presentation of financial information” for more information.
(2)	See footnote 7 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for a more complete discussion of adjusted EBITDA and its reconciliation to information in our financial statements.
(3)	See footnote 8 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for a more complete discussion of net cash (debt) and its reconciliation to information in our financial statements.

Distribution of Liquefied Petroleum Gas

Industry and Regulatory Overview

LPG is a fuel derived from the oil and natural gas refining process. In Brazil, approximately 87% of local demand in 2006 was produced in local refineries and the remaining 13% was imported. LPG has the following primary uses in Brazil:

•	Bottled LPG — used primarily by residential consumers for cooking; and

•	Bulk LPG — used primarily for cooking and water heating in shopping malls, hotels, residential buildings, restaurants, laundries and hospitals.

The following chart shows the process of LPG distribution:

Historically, bottled LPG has represented more than 70% of the LPG distributed in Brazil, and is primarily used for cooking. The use of LPG for domestic heating in Brazil is immaterial compared with its use in other developed and emerging countries, primarily because of Brazil’s generally warm climate. Consequently, consumer seasonality throughout the year is significantly smaller. In addition, because LPG is not used to a significant extent for domestic heating in Brazil, overall consumption of LPG per capita is lower in Brazil compared to countries where domestic heating is a major element of LPG demand, making low distribution costs a major competitive differential in the market for Brazilian LPG.

Prior to 1990, extensive governmental regulation of the LPG industry essentially limited the use of LPG to domestic cooking. Since 1990, regulations have permitted the use of LPG for certain commercial and industrial uses, and the use of LPG has increased accordingly.

The primary international suppliers of LPG are major oil companies and independent producers of both natural gas liquids and oil. However, due to Petrobras’ monopoly over the production and import of petroleum and petroleum products until the end of 2001, Petrobras is currently the sole de facto supplier of LPG in Brazil.

Currently, the LPG distribution industry in Brazil consists of 16 LPG distribution companies or groups of companies, and is regulated by the National Oil Agency, or ANP, which reports to the Ministry of Mines and Energy. The LPG distribution industry includes purchasing LPG from Petrobras, filling LPG cylinders and bulk delivery trucks at filling stations, selling LPG to dealers and end users, controlling product quality and providing technical assistance to LPG consumers. See “Item 4.B, Business’s Overview — The role of the ANP.”

LPG produced by Petrobras, which represented approximately 87% of total LPG sold in Brazil in 2006, is transported in pipelines and by trucks from Petrobras’ production and storage facilities to filling stations maintained by LPG distributors. The balance is imported by Petrobras into Brazil and stored in large storage facilities maintained by Petrobras. The imported LPG is then transported from the storage facilities by pipeline and truck to the LPG distributors’ filling stations.

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

Bulk delivery is the principal delivery method to large volume consumers, such as residential buildings, hospitals, small- and medium-sized businesses and industries. In the case of bulk delivery, LPG is pumped directly into tanker trucks at filling stations, transported to customers and pumped into a bulk storage tank located at the customer’s premises.

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

Since May 2001, distributors have been allowed to freely establish retail prices, which were previously set by the government. Until the end of 2001, the LPG refinery price, which is charged by Petrobras to all LPG distributors, was determined by the government and was the same for all LPG distributors in all regions of Brazil. Historically, refinery prices have been subsidized by the government. In January 2002, the government abolished subsidies to refinery prices and created a new tax system, the CIDE, which equalized the tax charges on the local market with the imported product in order to open up the market for LPG. Consequently, from January 2002, Petrobras started to freely price LPG in the domestic market, adopting the international price plus surcharges as its benchmark. However, the Petrobras price of LPG is still subject to government intervention when the government deems appropriate, such as occurred between August and October of 2002. Prices of LPG in reais have been unchanged since May 2003. In 2006, Petrobras’ average refinery price was approximately US$431 per ton compared with the average international price of US$534 per ton.

The role of Petrobras. Petrobras, Brazil’s national oil and oil products company, had a legal monopoly in the exploration, production, refining, importing and transporting of crude oil and oil products in Brazil and Brazil’s continental waters since its establishment in 1953. This monopoly was confirmed in Brazil’s federal constitution enacted in 1988. As a result, Petrobras was historically the sole supplier in Brazil of oil and oil-related products, including naphtha and LPG.

In November 1995, Petrobras’ monopoly was removed from the federal constitution by a constitutional amendment approved by the Brazilian Congress. According to this amendment, other state and private companies would be able to compete with Petrobras in virtually all fields in which Petrobras operated. This amendment was implemented through Law No. 9,478, dated August 6, 1997, which effectively allowed Petrobras’ monopoly to continue for a maximum period of three years. Law No. 9,478 prescribed that the termination of Petrobras’ monopoly would be accompanied by the deregulation of prices for oil, gas and oil products, and created a new regulatory agency, the ANP, to oversee oil-related activities. However, in practice, Petrobras still remains the sole LPG supplier in Brazil, even though there are no legal restrictions to the operation of other suppliers.

On June 25, 2004, Petrobras entered the LPG distribution market in Brazil through the acquisition of Agip do Brasil S.A. which had a market share of 21.8% for the year 2004. Agip’s market share remained substantially unchanged in 2005 and 2006.

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

In order to operate in Brazil, an LPG distributor must be licensed with the ANP and must comply with certain minimum operating requirements, including:

•	maintenance of sufficient LPG storage capacity;

•	maintenance of an adequate quantity of LPG cylinders;

•	use of cylinders stamped with the distributor’s own brand name;

•	possession of its own filling plant;

•	appropriate maintenance of LPG filling units;

•	distribution of LPG exclusively in areas where it can provide technical assistance to the consumer either directly or indirectly through an authorized dealer; and

•	full compliance with the Unified Suppliers Registration System — Sistema Único de Cadastramento Unificado de Fornecedores — SICAF.

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

The self-regulatory code. In August 1996, most of the Brazilian LPG distributors, representing more than 90% of the market, cylinder manufacturers, LPG transportation companies and certain LPG retail stores, under the supervision of the Brazilian government, entered into a statement of intent regarding the establishment of a program for “requalifying” LPG cylinders (a process under which they undergo safety and quality checks) and other safety procedures, known as the “Self-Regulatory Code” or Código de Auto-Regulamentação. See “ — Ultragaz — Cylinder swapping centers” and “ — Ultragaz — Requalification of cylinders.” Before the Self-Regulatory Code came into effect, certain LPG distributors, not including Ultragaz, would fill cylinders stamped with another distributor’s brand. This practice resulted in a low level of investment in new cylinders, giving rise to concerns regarding the safety of older cylinders. The Self-Regulatory Code provides, among other things, that:

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

Ruling 334 sets forth the following timetable for the implementation of the measures adopted under the Self-Regulatory Code:

•

the construction of at least 15 cylinder swapping centers, starting in November 1996 (See “4.B. Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Cylinder swapping centers” and “4.B. Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Requalification of cylinders”);

•	the filling of third-party cylinders to have ceased by October 1997;

•	by November 1, 2006, the requalification of 68.8 million cylinders manufactured up to 1991; and

•	by November 1, 2011, the requalification of 12.8 million cylinders manufactured between 1992 and 1996.

Ultragaz itself was required to requalify 13.8 million cylinders until November 2006 and an additional 1.3 million cylinders by November 2011. As of December 31, 2006, Ultragaz had already requalified 100% of these cylinders.

Environmental, health and safety standards. LPG distributors are subject to Brazilian federal, state and local laws and regulations relating to the protection of the environment, public health and safety. The National Council of the Environment, or Conselho Nacional do Meio Ambiente — CONAMA — and the Ministry of Labor, or Ministério do Trabalho, are the primary environmental regulators of Ultragaz at the federal level.

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

Ultragaz

We distribute LPG through Ultragaz. Founded in 1937, we were the first LPG distributor in Brazil. At that time, Brazilians used wood stoves and, to a lesser extent, alcohol, kerosene and coal stoves. At present, Ultragaz is the leading company by sales volume in the Brazilian LPG market.

Ultragaz operates nationwide in the distribution of both bottled and bulk LPG, including the most highly populated states in Brazil, such as São Paulo, Rio de Janeiro and Bahia, and sells bottled LPG through its own retail stores and through independent dealers as well as its own truck fleet, which operates on a door-to-door basis. Bulk LPG is serviced through its own truck fleet.

In August 2003, Ultragaz acquired Shell Gás, Royal Dutch/Shell N.V.’s LPG operations in Brazil, for a total price of R$170.6 million. Shell Gás had about a 4.5% market share in Brazilian LPG distribution, selling approximately 287,400 tons of LPG in 2002. With this acquisition, Ultragaz has become the Brazilian market leader in LPG with a 24% share of the Brazilian market at the date of the acquisition and has also improved its economies of scale for distribution and reduced its logistics cost.

Ultragaz has four operating subsidiaries:

•	Companhia Ultragaz S.A., or Cia. Ultragaz, the company that pioneered our LPG operations;

•	Bahiana Distribuidora de Gas Ltda., or Bahiana, which is a wholly owned subsidiary of Ultragaz;

•	SP Gás Distribuidora de Gás Ltda., acquired in August 2003, formerly known as Shell Gas; and

•

Utingás Armazenadora S.A., or Utingás, which was incorporated in 1967 when Ultragaz and other LPG distributors joined to construct LPG storage facilities based in the states of São Paulo and Paraná. Ultragaz currently controls 56% of the storage operations. See “ — Storage of LPG.”

Markets and marketing. When Ultragaz began its operations, it served only the southeast region of Brazil. Currently, Ultragaz is present in all of Brazil’s significant population centers, with the exception of the north region. Ultragaz provides this service through 16 filling plants in its principal operating areas.

Distribution of bottled LPG includes direct home delivery and retail stores, both carried out by Ultragaz or its dealership network using 13 kg ANP (National Oil Agency) approved cylinders. In the case of Ultragaz, the cylinders are painted blue, which we believe is an important element in recognizing the “Ultragaz” brand. Ultragaz’ operating margins for bottled LPG vary from region to region and reflect market share and the distribution channel in the region.

Until recently, Ultragaz’ sales strategy for bottled LPG delivery was to increase market share through geographical expansion as well as protecting and incrementing market participation in regions where it already operated. With the acquisition of Shell Gás, Ultragaz became the Brazilian market leader in LPG, and the focus of its strategy evolved to investing in the brand and protecting market share. The LPG bottled market in Brazil is a mature one and Ultragaz believes that growth in demand will be a function of an increasing number of households consuming the product as well as an increasing level of household income.

Distribution of bulk LPG is largely carried out through 190 kg storage tanks installed on its clients’ premises. Since 1994, Ultragaz has been investing in small- and medium-sized bulk delivery facilities and in bob-tail trucks, known together as UltraSystem, which deliver LPG in bulk to commercial clients. Ultragaz’ clients in the commercial sector include shopping centers, hotels, residential buildings, restaurants, laundries and hospitals. Ultragaz’ trucks supply client’s stationary tanks using a system that is quick, safe and cost effective.

Ultragaz’ industrial clients consist mostly of companies in the food, metallurgical, steel and ceramics industries that have large fixed tanks at their plants and consume monthly volumes in excess of 5 tons of LPG. These clients represent a very small portion of Ultragaz’ sales volume since, in the case of large volume consumers, Ultragaz is competing with other highly competitive energy sources such as natural gas.

Ultragaz supplies its bulk delivery clients on the basis of supply contracts with terms ranging from two to five years. This type of contract limits fluctuations in sales given that the installation of the tanks is carried out by Ultragaz, and any change in supplier would imply the client’s reimbursing Ultragaz’ investments. The contract also requires that any tank supplied by Ultragaz may only be filled with LPG delivered by the company. When the bulk delivery contract expires, it can be renegotiated or the tank is removed. Since the installation of the tank represents a significant investment for Ultragaz, it seeks to achieve a return on its investment within the term of the contract.

Ultragaz’ strategy for bulk LPG distribution is to continue its process of product and service innovation and to increase the profile of its trademark. Ultragaz also has a team to identify the needs of each bulk LPG client and develop practical solutions for using LPG as an energy source.

The table below shows Ultragaz’ sales of LPG to clients of bottled and bulk LPG:

	Year ended December 31,
Client category	2006	2005	2004
	(in thousands of tons)
Bottled LPG cylinder
Residential delivery by Ultragaz	101.2	137.6	178.8
Ultragaz retail stores	3.5	3.6	7.0
Independent dealers(1)	949.6	904.7	866.0

Total bottled LPG	1,054.3	1,045.8	1,051.8
Total bulk LPG	489.6	484.9	496.7

Total tons delivered	1,543.9	1,530.7	1,548.5

(1)	Includes residential deliveries and distribution through retailers’ stores.

Distribution infrastructure. Ultragaz’ distribution strategy includes having its own distribution infrastructure, since it believes proximity to customers is a significant factor in successful distribution and sales strategies. The services associated with Ultragaz’ home deliveries strongly influence the ranking of the “Ultragaz” brand name in the bottled market. Ultragaz seeks to expand its home delivery services by having its delivery personnel provide safety recommendations to household customers and by scheduling deliveries on the same weekday in each covered area. For both bottled and bulk LPG, deliveries are made by employees wearing Ultragaz uniforms and driving vehicles with Ultragaz’ logo.

Ultragaz delivers bottled LPG using a distribution network, which in 2006 included 84 company-owned retail stores, and approximately 4,000 independent dealers. In 2006, Ultragaz had a fleet of 661 vehicles for delivering gas cylinders to homes and commercial establishments.

Bottled sales capacity derives from the number of cylinders owned by Ultragaz and the number of cylinders owned by its independent dealers. Ultragaz estimates that as of December 31, 2006, there were some 20 million 13kg Ultragaz cylinders in the market.

Independent dealers. Ultragaz’ independent distribution network ranges from large dealers, which carry out extensive home delivery, to single retail stores, which sell small quantities of LPG cylinders. Until the enactment of ANP Rule 297 on November 18, 2003, independent dealers needed only to be registered with ANP for the sale of LPG cylinders. No licenses were required except for those required by the fire department and the municipal authorities. Rule 297 established that the independent dealers must be registered with ANP and comply with a list of prerequisites contained in such rule, as well as those required by law for the storage of cylinders up to 90 kg. Also, each municipality sets forth its own safety regulations applicable to stores that sell LPG, including a minimum distance from certain locations, such as schools. For the year ended December 31, 2006, approximately 90% of Ultragaz’ bottled LPG sales were made through independent dealers.

The agreements entered into between Ultragaz and independent dealers require the use of the Ultragaz brand and the display of the Ultragaz logo in the delivery vehicles and on the uniforms worn by delivery personnel. Proprietary rights in the trademark and logo are retained by Ultragaz and are duly registered with the National

Institute of Industrial Property (INPI — Instituto Nacional de Propriedade Industrial). All contracted dealers are Ultragaz’ exclusive representatives. Under the terms of the respective contracts, each dealer agrees not to deliver non-Ultragaz LPG cylinders.

In order to strengthen the relationship with its network of independent dealers, Ultragaz has created Project SOMAR (Marketing Solutions Applied to Independent Dealers), as part of which it recommends changes to dealers’ operating procedures, helps to improve the efficiency of their operations and encourages their adoption of best practices. Ultragaz believes that improving the efficiency of independent dealers is a key factor in improving the profitability of the distribution chain of LPG.

Distribution channels to bulk consumers. Large bulk distribution, classified by Ultragaz as consumption of more than five tons per month and constituted almost exclusively of industrial users, is made by tanker trucks that deliver the LPG directly to the storage tanks located at the customers’ premises. Small bulk distribution, classified by Ultragaz as consumption of between 0.5 and five tons per month and constituted of commercial users and smaller industrial users, is made primarily by bob-tail trucks, to enable delivery to be made to commercial users whose tanks are not readily accessible by traditional bulk delivery equipment. Ultragaz uses the UltraSystem trade name in connection with its small bulk distribution through bob-tail trucks. Ultragaz makes bulk sales directly to customers using its own fleet and transportation provided by Ultracargo and by third-party transportation companies.

Payment terms. Ultragaz’ sales through its retail stores and through home delivery are made on a cash basis. Ultragaz’ sales to independent dealers and to industrial and commercial users have payment terms of 24 days on average.

Cylinder swapping centers. Pursuant to the Self-Regulatory Code, the LPG distributors have established sixteen operating swapping centers to facilitate the return of third-party cylinders to the appropriate distributor. Under the Self-Regulatory Code, while LPG distributors may pick up any empty LPG cylinders tendered by customers in exchange for full LPG cylinders, whether or not such empty cylinders were put in circulation by that distributor, after October 1997, LPG distributors were not permitted to refill third-party cylinders. Accordingly, LPG distributors may deliver third-party cylinders to a swapping center where such cylinders may be exchanged for cylinders placed in circulation by such LPG distributor. The swapping centers currently charge a fee of R$0.21 per exchanged LPG cylinder. In areas where only one LPG distributor has a sizable market share, it is customary to use the facilities of that distributor as an unofficial swapping center for which that distributor may charge an additional fee.

Prior to the establishment of the swapping centers, Ultragaz incurred significant costs associated with the return of its cylinders, as it did not follow the widespread industry practice of filling third-party cylinders. As the swapping centers’ costs are shared amongst LPG distributors, Ultragaz’ costs from the return of cylinders were significantly reduced when the swapping centers were created, but have since then increased due to Ultragaz’ geographic expansion.

Requalification of cylinders. The useful life of a cylinder varies depending on a number of factors, the two most important of which are the extent to which the cylinder has been exposed to corrosion from the atmosphere and whether the cylinder has been damaged. The Self-Regulatory Code provides that all cylinders must be requalified after their first 15 years’ use, and every ten years thereafter. Each cylinder is visually inspected for damage and corrosion to determine if it can be requalified or if it should be discarded as scrap metal. In the case of cylinders which pass the quality and safety checks, several procedures are followed before the cylinders are stamped with the year of requalification and the next year in which they are due for requalification.

Supply of LPG. Currently, Ultragaz and all other LPG distributors in Brazil purchase all or nearly all LPG from Petrobras without a formal LPG supply contract. The procedures for ordering and purchasing LPG from Petrobras are generally common to all LPG distributors, including Ultragaz, which basically consists of sending an estimate of our needs to Petrobrás four months in advance and a more precise estimate of our needs one month in advance. There have been no significant interruptions in the supply of LPG by Petrobras to the distributors with the exception of an interruption in 1995 due to a 15-day strike by Petrobras employees.

Storage of LPG. In 2006, Ultragaz’ storage capacity was approximately 17,900 tons. Based on its 2006 average LPG sales, Ultragaz could store approximately two days’ supply of LPG. Petrobras maintains approximately two days’ supply of LPG at its refineries and other facilities. Accordingly, any interruption in the production of LPG can result in shortages, such as the one that occurred during the Petrobras strike in 1995.

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

Competition. Ultragaz’ main competitors are:

•

SHV Gas, formed by the merger of Minasgás S.A. and Supergasbrás S.A. and controlled by SHV Energy, a major multinational LPG distributor, which operates through its two separate brands, “Minasgás” and “Supergasbrás”;

•	Liquigás, formerly controlled by ENI Group and acquired by Petrobras in June 2004, which has been operating in the Brazilian LPG distribution sector for more than 40 years; and

•	Butano, a domestic Brazilian LPG distributor which has been present in the market for more than 45 years.

The following table sets forth the market share of Ultragaz and its competitors:

	Year ended December 31,
LPG Distributor	2006	2005	2004
Ultragaz	23.9%	24.0%	24.1%
SHV Gas (1)	23.3%	23.4%	20.5%
Liquigás	21.7%	21.8%	21.8%
Butano	18.5%	18.3%	18.7%
Others	12.6%	12.5%	14.9%

Total tons delivered	100.0%	100.0%	100.0%

(1)	Proportional to SHV equity stakes in the operating companies. As of July 2004, SHV Gas owned 100% of its operating subsidiaries in Brazil.

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

The bottled market for LPG is a mature market with relatively low consumption growth and thus competition is largely based upon attempts by LPG distributors to increase market share at the expense of their competitors. LPG distributors in the bottled market compete primarily on brand awareness and reliability of delivery and the service provided to customers. Ultragaz believes that it is competitive in these aspects. Since per capita consumption is small, low distribution costs is the critical factor in dictating profitability. Therefore, LPG distributors largely compete on the basis of efficiencies in distribution and delivery as all LPG distributors currently purchase all of their LPG requirements from Petrobras, and as Petrobras’ refinery price charged to the distributors is the same to all LPG distributors. Ultragaz’ principal markets, including the cities of São Paulo, Salvador and Curitiba, contain heavy concentrations of residential consumers and therefore distribution to this market can be carried out with great economies of scale resulting in lower distribution costs to Ultragaz. Additionally, Ultragaz enjoys low bulk LPG distribution costs through UltraSystem.

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

From January 2002, the LPG refinery price charged by Petrobras to its distributors was set at international market levels. This change has meant that domestic prices may be affected by the fluctuations in prices on the overseas market as well as foreign exchange rate variation. The real’s depreciation against the U.S. dollar increased the ex-refinery price of LPG by approximately 123% in 2002, resulting in a 5% decline in consumption in the Brazilian market in the same year. This increase in LPG prices during 2002 continued to impact sales volume in 2003, which together with the average loss in disposable incomes in Brazil, translated into a 6% decline. Ultragaz posted a 5% growth in sales volumes during 2003, principally due to the acquisition of the LPG distribution business of Shell in Brazil in August 2003. Ignoring the additional volume from the acquisition of Shell Gás, Ultragaz posted an approximately 4% decline in sales volume. For the year ended December 31, 2004, growth in the Brazilian economy, improvement in personal incomes among the population and the enhanced stability of the LPG price charged by Petrobras contributed to the increase of the LPG sales in the Brazilian market, which reported an increase of approximately 3% compared to 2003. For this period, Ultragaz’ sales volume increased 14% compared to 2003, due to the acquisition of Shell Gás in August 2003 and growth in the LPG market. In the year ended December 31, 2005, the weaker performance of the Brazilian economy, driven by high interest rates, led to a 1% decline in both the LPG market and Ultragaz sales. In 2006, the Brazilian LPG market grew by 1%, substantially as a result of the intensification by the Brazilian Government of social programs, which contributed to an increase in Brazilian income. Additionally, the nationalization of the natural gas reserves in Bolivia generated uncertainties related to the natural gas supply from Bolivia to Brazil.

The following graph shows LPG sales volume for the Brazilian market and Ultragaz for the periods indicated:

Source: Sindigás

Tax exemption status. Pursuant to legislation which provides tax relief for industries located in the northeast region of Brazil, Ultragaz benefits from an income tax exemption on operating income with respect to the filling plant at Suape, expiring in 2007, a 75% tax reduction at the Mataripe and Caucáia filling plants, expiring in 2013 and 2012, respectively, and a 25% reduction at the filling plants in Ilhéus and Aracaju, valid through 2008. Tax exemptions amounted to R$8.8 million, R$4.7 million and R$7.3 million for the years ended December 31, 2006, 2005 and 2004, respectively. We cannot guarantee that there will be no amendments to the current tax legislation. For further information see Note 21(d) to our consolidated financial statements.

Quality. We were the first Brazilian LPG distributor to receive ISO (International Standards Organization) certification for excellence in quality management.

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

First generation companies. Brazil’s first generation companies, which are referred to as “crackers,” break down or “crack” naphtha (a by-product of the oil refining process), their principal feedstock, into basic petrochemicals. In Brazil, the crackers supply their naphtha requirements from Petrobras and through imports. Currently, Petrobras is the major Brazilian producer of naphtha. The basic petrochemicals produced by the crackers include olefins, primarily ethylene, propylene and butadiene, and aromatics, such as benzene, toluene and xylenes. Braskem S.A, Companhia Petroquímica do Sul, known as Copesul, and Petroquímica União, known as PQU — Brazil’s three crackers — sell these basic petrochemicals to second generation companies. The basic petrochemicals, which are in the form of either gases or liquids, are transported to the second generation companies through pipelines for further processing.

Second generation companies. Second generation companies process the basic petrochemicals produced by the crackers to obtain intermediate petrochemicals, such as:

•	polyethylene, ethylene oxide, polystyrene and polyvinyl chloride, or PVC, each produced from ethylene;

•	polypropylene, oxo-alcohols and acrylonitrile, each produced from propylene;

•	styrene butadiene rubber, or SBR, and polybutadiene, each produced from butadiene;

•	caprolactam, produced from benzene; and

•	purified terephtalic acid, or PTA, produced from p-xylene.

In 2006, there were approximately 45 second generation companies operating in Brazil, including Oxiteno. The intermediate petrochemicals are produced in solid form (as plastic pellets or powders) and in liquid form and are transported through roads, railroads or by ship to third generation companies.

Third generation companies. Third generation companies, known as transformers, purchase the intermediate petrochemicals from the second generation companies and transform them into final products, including:

•	polyester — produced from PTA and ethylene glycol (ethylene glycols produced from ethylene oxide);

•	plastics produced from polyethylene, polypropylene and PVC;

•	elastomers produced from butadiene;

•	acrylic fibers produced from acrylonitrile; and

•	nylon produced from caprolactam.

Third generation companies produce a variety of consumer and industrial goods, including containers and packaging materials, such as bags, film and bottles, textiles, detergents and paints as well as automobile parts, toys and consumer electronic goods. There are over 6,000 third generation companies operating in Brazil.

Petrochemical complexes. The production of first and second generation petrochemicals in Brazil centers around three complexes: the northeast complex, the São Paulo petrochemical complex and the southern petrochemical complex. Each complex has a single first generation producer or cracker and several second generation companies.

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

Role of Petrobras. Naphtha is the raw material used in Brazil for the production of basic petrochemicals such as ethylene and propylene. Petrobras is still the only producer and the most important naphtha supplier in Brazil, even though its legal monopoly ended in August 2000. See “4.B. Business Overview — Distribution of Liquefied Petroleum Gas — Industry and Regulatory Overview” for a discussion of the termination of the Petrobras monopoly.

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

Historically, environmental regulations have imposed increasingly stricter standards, higher fines, and greater exposure to liability and increased operating costs and capital expenditures. In addition, civil, administrative and criminal sanctions, including fines and the revocation of licenses may apply to violations of environmental regulations. Under applicable law, Oxiteno is strictly liable for environmental damages.

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

Oxiteno

We operate in the chemical sector through the second generation company, Oxiteno, a wholly owned subsidiary of Ultrapar. Oxiteno is the only Brazilian producer of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers and methyl-ethyl-ketone. Oxiteno is also a major producer of specialty chemicals. With the exception of a small plant in Venezuela, Oxiteno is the only ethylene oxide producer in South America. Its products are used in a broad range of industrial sectors, such as polyester, packaging, paints, varnishes and cosmetics. During the year ended December 31, 2006, Oxiteno sold approximately 542 thousand tons of chemical and petrochemical products.

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
Nonylphenol
Dinonylphenol
Bisphenol
Fatty Amines
Natural Oils
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
SO_3
Alkylbenzene
Formaldehyde
Naphthalene
Isopropyl Alcohol
Alkyl Ether Sulfates
ALKOPON
Alkyl Sulfates
ALKOPON
Alkylbenzene Sulfonates
SULFONIC
Condensed Naphthalene Sulfonates
SULFOGEN
Propylnaphthalene Sulfonates
SULFOGEN
Acrylic Acid
Polyacrylates
ULTRASPERSE
Raw materials
Products and intermediates

Commodity products. The following are Oxiteno’s principal commodity products and their principal uses and markets:

Ethylene oxide. Ethylene oxide is a colorless and highly flammable gas at room temperature and atmospheric pressure. Ethylene oxide is produced in a continuous production process by gaseous phase catalytic partial oxidation of ethylene by oxygen at high temperature and pressure. In 2006, Oxiteno used approximately 97% of its ethylene oxide production in the production of derivatives and sold the remaining 3% to other petrochemical companies.

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

Specialty chemicals. The following table sets forth Oxiteno’s principal specialty chemical products and their principal uses and markets.

Major Markets	Specialty Chemicals	Examples of uses and effects

Detergents	Alkylbenzene sulfonic acids, alkylsulfates, alkyl ether sulfates, ethoxylated alkylphenols, ethoxylated fatty alcohols, polyethyleneglycols, alkanolamides, betaines, sulphosuccinates, block copolymers EO/PO	Used in detergents, the specialty chemicals are added mainly to improve cleaning power and foaming and to reduce skin irritability.

Agricultural chemicals	Ethoxylated fatty amines, ethoxylated alkylphenols, alkyl ether sulfates, blends, naphthalene sulfonate, ethoxylated vegetable oil, copolymers EO/PO	Used as part of the composition of agricultural chemical defensives, such as herbicides. Increases their efficiency, by improving soil penetration and adherence of the products to plant surfaces.

Cosmetics	Alkylsulfates, alkyl ether sulfates, betaines, ethoxylated fatty alcohols, polyethyleneglycols, alkanolamides, ethoxylated sorbitan esters, sorbitan fatty esters	Used in cosmetics as moisturizers, detergents for foaming and residue removal, and reduction of eye irritation in shampoos.

Foods	Sorbitan fatty esters, ethoxylated sorbitan esters, emulsifiers, stabilizers, dispersants	Principally used as additives for breads and cakes, improving their texture and consistency, and as an emulsifier responsible for ice cream creaminess.

Textiles	Ethoxylated alkylphenols, ethoxylated fatty alcohols, ethoxylated vegetable oils, ethoxylated fatty amines, antistatic agents, lubricants, softeners, emulsifiers, antifoamers, mercerizing additives, humectants, low foam detergents	Used in the processing of textiles, improving spinning and weaving performance. Permits greater evenness in the mixing of fibers, dyeing, bleaching and improving the softness of the final cloth.

Leather	Ethoxylated alkylphenols, polyethyleneglycols, naphthalenes, sulfonates	Applied from the beginning of the leather processing stage up to the finishing stage as an emulsifier, detergent, degreaser, dispersant, moistener, color penetrating agent and vulcanization additive (manufacture of soles).

Oil field chemicals	Block copolymers EO/PO, condensed naphthalenes, sulphonates, sorbitan fatty esters	Used directly as hydraulic fluids in vehicles. Brake fluids guarantee brake system performance and safe braking. Cooling liquids help to cool the motor and maintain the correct operating temperature.

Domestic sales. The Brazilian petrochemicals industry seeks to prioritize demand from the domestic market, where there is greater value added, although sales are also made to the overseas market. While Oxiteno sells the larger part of its commodities and specialty chemicals in Brazil, production capacity exceeds domestic market demand, with Oxiteno exporting surplus production to more than 40 countries in Asia, Latin America, Europe and North America. Oxiteno maintains production capacity above local demand for strategic reasons. For the years ended December 31, 2006, 2005 and 2004, 28%, 29% and 32% of Oxiteno’s net sales, respectively, were from exports. For the years ended December 31, 2006, 2005 and 2004, 29%, 30% and 34% of Oxiteno’s volume, respectively, were from exports.

In the Brazilian market, mono-ethylene glycol, or MEG, produced by Oxiteno, is sold mainly to chemical companies that manufacture polyester fiber, which is used to produce a variety of fabrics, and is also sold to producers of polyethylene terephthalate, or PET, which is a polymer used to make packaging, such as soft drink bottles. The polyester market constitutes the single most important market for Oxiteno’s products representing approximately 21% of its sales in Brazil in 2006. The remainder of Oxiteno’s domestic sales are made to roughly ten different industry segments, from chemical industries to cosmetics and leather.

The following table shows Oxiteno’s domestic market sales volume by market segment for the period indicated:

	Year Ended December 31,
Market sector	2006	2005(2)	2004(2)
	(in thousand metric tons)
Polyester (fabrics and PET)	81.9	94.8	83.0
Paints and varnishes	24.7	21.6	18.5
Chemical industries	50.7	43.1	44.3
Detergents	36.7	30.3	25.1
Hydraulic fluids	27.7	28.4	26.1
Agricultural chemical	47.2	43.0	38.3
Resins	21.2	16.6	20.6
Cosmetics	15.7	16.3	13.8
Leather	11.0	10.5	10.7
Textiles	6.0	5.9	6.0
Food	3.3	3.2	2.8
Distributors	43.7	38.4	37.8
Others (1)	16.5	13.2	14.5

Total domestic market	386.3	365.3	341.4

(1)	Includes catalysts, civil construction, pharmaceutical and veterinary product manufacturers.
(2)	Figures in 2005 and 2004 were reclassified among the “Distributor” segment and other segments because some clients who were previously served by the “Distributor” segment increased their annual purchases and were thus reclassified into their own respective segments.

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

Sales outside Brazil. Oxiteno’s export sales are made principally to customers in Europe, in the Far East and in the Mercosur region. In Europe, Oxiteno exports principally to Belgium, Italy and Netherlands. In the Far East, Oxiteno exports principally to South Korea, China and Taiwan.

The following table sets forth Oxiteno’s sales by volume for each geographic market served by Oxiteno in the periods indicated:

	Year Ended December 31,
Market	2006		2005		2004
	(in thousand metric tons and percentage of the total)
Mercosur (not including Brazil)	59.4	38%	62.7	39%	72.8	41%
Remainder of Latin America	7.7	5%	7.1	4%	6.5	4%
NAFTA	13.8	9%	7.4	5%	8.5	5%
Europe	24.6	16%	23.2	14%	11.0	6%
Africa	3.9	2%	4.6	3%	6.0	3%
Far East	18.8	12%	34.5	22%	54.5	31%
Pacific Region	0.4	0%	0.6	0%	1.2	1%
Middle East	0.2	0%	0.2	0%	0.5	0%
CANAMEX (1)	28.5	18%	19.1	12%	15.8	9%

Total	157.4	100%	159.4	100%	176.8	100%

(1)	CANAMEX sales volume to the local market (Mexico) and exports.

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

For the year ended December 31, 2006, CANAMEX’s sales volume of 28,461 tons was incorporated in Oxiteno’s results.

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

Customers. Oxiteno’s most important customers for its commodity chemicals are chemical companies, surface coating producers and polyester producers. In turn, the customers for specialty chemicals constitute a variety of industrial and commercial enterprises including brake fluid distributors, agrochemical producers, manufacturers of food additives and manufacturers of detergents and cosmetics. Oxiteno believes that by distributing its products to a variety of markets it is able to protect itself, to a certain extent, from the effects of a decrease in economic activity in any particular market.

Oxiteno’s principal customers in the domestic market include Mossi-Ghisolfi (formerly Rhodia Ster), which principally purchases ethylene glycols, Monsanto, which principally purchases ethanolamines, Clariant S.A., which principally purchases ethylene oxide and ethoxylated products, Indústrias Gessy Lever Ltda (Unilever), which principally purchases surfactants, and Braskem S.A., which principally purchases ethylene glycol. In the international market, Oxiteno sells both to industrial customers, including Manufacturas de Fibras Sintécticas S.A. (Mafissa), Voridian Argentina S.R.L., Unilever de Argentina S.A. and Cognis S.A., as well as trading companies and other third-party distributors. Oxiteno’s largest customer in the international market is Oxyde Chemicals, Inc., a major European trading company for glycol, which accounted for approximately 3% of Oxiteno’s total revenues in 2006. In 2006, Oxiteno’s ten largest customers accounted for 35% of its net sales. No single customer accounted for more than 10% of Oxiteno’s net sales in such year.

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

In the case of specialty chemicals, Oxiteno competes primarily with other Brazilian producers (which buy ethylene oxide from Oxiteno) and pricing is a less decisive competitive factor than with true commodity chemicals, while conformity with specifications, product performance and reliability of service are comparatively more important. Access to technology, technical assistance and research and development are important factors with regard to conformity to specifications and product performance, especially in the development of new products to meet customers’ needs. Oxiteno’s strategy involves ensuring access to technology through its own research and development activity, licensing and joint ventures, if appropriate opportunities become available.

Oxiteno’s principal competitors are Shell Brasil Ltda., Exxon Mobil Química Ltda., Dow Brasil S.A., Lyondell Química do Brasil Ltda., Cognis Brasil Ltda., Clariant S.A. and BASF S.A.

Research and development. Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. As of December 31, 2006, 126 employees of Oxiteno were engaged in research and development and engineering activities. Oxiteno’s research and development expenditures in 2006, 2005 and 2004 were R$18.4 million, R$17.4 million and R$15.4 million, respectively. In 2004, Oxiteno founded its own “Science and Technology Council,” with six of the world’s major specialists in tensoactives being members. The Council, which first met from December 7 to 10, 2004 and again in September 2005 and October 2006, analyzes critically the company’s research and development projects portfolio, as well as the methodology used. These recommendations enable the company to increase its efficiency in research and development, as well as enlarge its partnerships with international entities.

Raw materials. Oxiteno’s principal raw material is ethylene. For the year ended December 31, 2006, ethylene was responsible for 50% of Oxiteno’s variable costs of production and approximately 44% of its total cost of sales and services. Among Oxiteno’s other raw materials, the principal include butenes, ethyl, butyl and lauryl alcohols, oxygen and acetic acid.

Supply of ethylene constitutes an entry barrier for new ethylene oxide producers in the country since the current production capacity of ethylene by Brazilian crackers is committed to existing second generation companies, including Oxiteno, and significant investments are needed for the construction of a new cracker. Ethylene is difficult and expensive to transport and store because it must be kept at a temperature below -200 degrees Fahrenheit (-100 degrees Celsius) during transportation and storage, therefore importing and exporting of ethylene is generally uneconomical. Accordingly, the naphtha crackers, including Braskem and PQU, are largely dependent for their sales upon the second generation petrochemical companies, such as Oxiteno, located in the respective petrochemical complexes. However, ethylene oxide derivatives are regularly imported by the major international petrochemical companies and by international and domestic trading companies.

Ethylene supply. Ethylene is used for the production of ethylene oxide at the Camaçari plant and the Mauá plant. Braskem and PQU supply all of Oxiteno’s ethylene requirements for the Camaçari plant and Mauá plant, respectively, through pipelines, thus minimizing the costs of delivery of ethylene and helping to ensure the reliability of supply. See “Item 4.B. Business Overview — Petrochemicals and Chemicals — Overview of the sector and applicable regulations.”

In August 2006, Oxiteno signed a Memorandum of Understanding with Braskem amending the existing ethylene supply contract. According to this Memorandum of Understanding, Oxiteno is required to purchase at least 190,000 tons of ethylene per year, and Braskem is required to supply Oxiteno with up to 210,000 during 2007 and 2008. From 2009 to 2021, Braskem is required to supply Oxiteno with up to 265,000 tons of ethylene per year. Prior to the signing of this Memorandum of Understanding, Braskem was required to supply Oxiteno with up to 197,000 tons of ethylene per year. The newly agreed upon supply price is indexed to ethylene prices on international markets and on the volume purchased by Oxiteno.

In the case of ethylene supply from PQU, Oxiteno, like other purchasers from PQU, does not have a formal long-term contract relating to the volume or price of ethylene. However, PQU has made a formal commitment for the ethylene supply volume for Oxiteno.

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

First generation petrochemical companies undergo scheduled maintenance stoppages. Oxiteno anticipates these stoppages by building up inventory. Oxiteno also uses these planned stoppages for regular maintenance work on its own plants or eventual substitution of catalysts or for expansion of installed capacity. Braskem’s last scheduled downtime was in January 2004 and there were no problems in the re-start.

Price of ethylene. The price of ethylene supplied by Braskem to Oxiteno for the production of goods to be sold in Brazil is indexed to ethylene prices on international markets as from August 2006. Until July 2006, the price of ethylene supplied by Braskem was determined by a margin sharing mechanism established in March 1997. Prior to March 1997, the price of ethylene was negotiated between Braskem and its ethylene customers on a monthly basis.

The following table shows the listed prices provided by Braskem and PQU for ethylene per metric ton for the periods indicated (period averages, except for maximum and minimum prices):

	Braskem	PQU
	(R$/ton)
2006
First Quarter	2,502.33	2,614.00
Second Quarter	2,479.67	2,666.67
Third Quarter	2,703.05	2,820.00
Fourth Quarter	2,688.65	2,823.33
Maximum Price in Year	2,730.49	2,840.00
Minimum Price in Year	2,335.00	2,552.00
Year Average	2,593.42	2,731.00

2005
First Quarter	2,566.00	2,766.33
Second Quarter	2,623.67	2,703.33
Third Quarter	2,286.33	2,409.33
Fourth Quarter	2,561.67	2,600.33
Maximum Price in Year	2,750.00	2,850.00
Minimum Price in Year	2,281.00	2,350.00
Year Average	2,509.42	2,619.92

2004
First Quarter	1,970.33	1,981.67
Second Quarter	2,155.00	2,259.67
Third Quarter	2,395.67	2,463.33
Fourth Quarter	2,713.39	2,835.12
Maximum Price in Year	2,925.18	2,933.35
Minimum Price in Year	1,752.00	1,760.00
Year Average	2,308.60	2,384.95

As naphtha is the main raw material for the production of ethylene in Brazil, fluctuations in the price of naphtha strongly influence fluctuations in the price of ethylene. Because the main determinant of the price of naphtha is the price of crude oil, the price of naphtha, and thus ethylene, is subject to fluctuations based on changes in the international oil price. The increases in the price of ethylene could affect Oxiteno’s competitiveness in the petrochemical market. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Ultrapar and Its Industry.”

Other raw materials. For the year ended December 31, 2006, other raw materials, principally oxygen, lauryl alcohol, ethanol, C4, butyl alcohol, acetic acid, nonene, phenol, primary fatty amine, fuel oil and LAB accounted for approximately 30% of Oxiteno’s variable costs and 26% of its total costs of sales and services.

Oxiteno generally obtains these other raw materials from a variety of sources, except for phenol, which Oxiteno purchases principally from a single supplier, Rhodia Poliamida Especialidades Ltda., and for C4, which is supplied by Copesul.

Utilities. Steam, electric power and natural gas are the main utilities required for Oxiteno’s production. Part of the electricity and steam used by Oxiteno is generated internally and part is purchased from electricity companies and third-party suppliers of steam in the regions where Oxiteno’s plants are located. Natural gas is purchased from local companies.

Tax exemption status. Pursuant to legislation that provides tax relief for industries located in the northeast region of Brazil, Oxiteno benefited from an income tax exemption on operating profits from sales of its products at the Camaçari plant through 2006. In December 2006, the Camaçari plant’s tax exemption expired and a request was filed with ADENE (Northeast Development Agency), the agency in charge of managing this incentive program, seeking a 75% income tax reduction until 2016. The income tax reduction was approved by ADENE in May 2007, and Oxiteno is waiting for the ruling of the Brazilian Tax Authorities, which has 120 days to make it. After this period, we expect to record the value of the reduction in its financial statements retroactively to January 01, 2007. Tax exemptions amounted to R$40.5 million, R$56.0 million and R$81.9 million for the years ended December 31, 2006, 2005 and 2004, respectively. We cannot guarantee that there will be no amendments to the current tax legislation. For further information see Note 21(d) to our consolidated financial statements.

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

Health, safety and environmental matters. Oxiteno continuously monitors its compliance with federal, state and municipal legislation applicable to its various places of operation. In accordance with applicable law, Oxiteno is strictly liable for losses and damages of an environmental nature. See “Item 4.B. Business Overview — Distribution of Liquefied Petroleum Gas — Industry and Regulatory Overview.”

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

Logistics of Chemical Products and Fuels

Ultracargo

Ultracargo is a leading provider of integrated logistics for special bulk cargo in Brazil. Ultracargo’s main differentiating characteristic is its integration of different transport modes — road transportation facilities to storage facilities through warehousing at port terminals and rail junctions for the handling of products that require special handling. Transportation services include integrated multimodal transportation as well as the receiving and dispatching of customer’s goods. Ultracargo also offers ship loading and unloading services, the operation of pipelines, logistics programming and installation engineering. Ultracargo is one of the few companies in the Brazilian market to offer integrated transport and storage services to special bulk cargo. Ultracargo’s ten largest clients accounted for 64% of its revenues in 2006, with its three largest clients, Braskem, Ultragaz and Oxiteno accounting for 20%, 9% and 7%, respectively, of Ultracargo’s revenues.

Ultracargo’s strategic location of its operations, close to the main Brazilian port terminals, railroad junctions and roads, is one of the company’s main strengths and a key driver of integrated services profitability. The latest available data shows that Ultracargo accounted for approximately 70% of all tank capacity for liquids at the Aratu Terminal in the State of Bahia, which serves South America’s largest petrochemicals complex. The company is also present in the port of Santos, in the state of São Paulo, which was responsible for approximately 27% of the Brazilian foreign trade in 2005 (US$ 192 billion in 2005), according to last available data. The Santos Intermodal Terminal (TIS) is the second largest storage facility operated by Ultracargo and was inaugurated in mid-2005.

As of December 31, 2006, Ultracargo operated a fleet of approximately 590 tanker trucks and storage facilities with a capacity of 336,137 cubic meters and 11,200 square meters.

Ultracargo’s history is one of pioneering logistics solutions in the Brazilian market. Ultracargo implemented a radar-operated tank measurement system in 1996, increasing the safety of product loading and unloading. In addition, Ultracargo has introduced web-based systems allowing customers to monitor transportation and storage. This includes services such as e-cargo for producing customized reports and monitoring operations in real time and estoque.net, for consulting inventory positions — accessed through any Internet-enabled computer, permitting clients to effectively participate at all stages of transportation and storage.

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

Ultracargo, through a fleet of tanker trucks, offers transportation services for chemical products, fuels and other special bulk cargo in several major industrial regions in Brazil, as well as transportation services to Chile and Argentina. In 2006, Ultracargo operated a fleet of approximately 590 trucks and, in the years ended December 31, 2006, 2005 and 2004, transported approximately 2.1 million, 2.7 million and 2.6 million tons, respectively.

In the LPG distribution industry, Ultracargo provides transportation from Petrobras’ facilities to filling stations of the distributors and between the distributors and their final industrial clients, although in this case, on a reduced scale.

In 1997, Ultracargo began operating in the market for bulk transportation of solid chemical products, an important sector of the transport business in the domestic market in which products are transported utilizing special silos and semi-trailers. Ultracargo believes that there are good opportunities for growth in this market. For the year ended December 31, 2006, Ultracargo transported approximately 342,000 tons of solid chemical products which accounted for approximately 17% of Ultracargo’s revenues in this period.

Transportation regulation. Ultracargo’s principal market for transportation is the chemical industry. Therefore, besides the general Brazilian transports regulation (National Code of Traffic — Law 9,503/1997), Ultracargo is subject to specific legislation that rules the transportation of hazardous products, mainly Decree 96,044/88 and Portaria 204 of the Ministry of Transportation. According to these regulations, a vehicle transporting hazardous materials must have clear indication of what kind of products they are transporting as well as carry symbols identifying that the material is inflammable. The vehicle is also subject to INMETRO — Instituto Nacional de Metrologia, Normalização e Qualidade Industrial — inspection every three years in order to attest that it complies with the current legislation. The regulation also provides specific rules regarding parking, travel itinerary, documentation and emergency procedures. Violations of the legislation are subject to monetary fines and cancellation of the registry for products transportation.

Storage. Ultracargo provides storage facilities to Braskem and most of the second-generation petrochemical companies in the Northeastern Petrochemical Complex, including Oxiteno. Transactions between Ultracargo and Oxiteno are carried out strictly on an arm’s-length basis. At the end of 2003, Ultracargo maintained five storage terminals — in Aratu and Camaçari in the state of Bahia, in Paulínia and Santos in the state of São Paulo, and in Suape in the state of Pernambuco. In early 2004, Ultracargo completed construction of an intermodal terminal in Tatuí in the state of São Paulo and later in the year inaugurated another in Montes Claros, in the state of Minas Gerais.

Ultracargo completed the construction of a new intermodal terminal in Santos (TIS) in mid-2005. This project is Ultracargo’s second port installation to integrate road, rail and maritime transportation systems, the first being Aratu. Ultracargo’s investment in this terminal was approximately R$80 million. The terminal occupies an area of approximately 64,000 square meters that hosts 33,500 cubic meters of tankage space for chemical products, 40,000 cubic meters for alcohol and 38,000 cubic meters for vegetable oils. The terminal was built in partnership with Crystalsev and Cargill/ Coinbra.

In December 2006, Ultracargo completed the expansion of its terminal in Suape, adding 11,260 cubic meters to the previous capacity.

Tax exemption status. Pursuant to legislation which offers tax relief to industries located in the northeast region of Brazil, Ultracargo enjoys a 75% reduction in income tax on the total operating profits from its Aratu terminal, valid through 2012, and a 75% reduction in income tax on operating profits from acetic acids and butadiene product storage activities at the Suape Terminal, valid through 2015. For the years ended December 31, 2006, 2005 and 2004, tax breaks totaled R$1.0 million, R$3.1 million and R$3.4 million, respectively. We cannot assure that there will be no amendments to the current legislation. For further information see Note 21(d) to our consolidated financial statements.

Quality. In 2006, Ultracargo completed its ISO 9001:2000 recertification process. The evaluation process occurred under a unified Quality Management System for the entire country. In 2005, Ultracargo was the first Brazilian company to go through the recertification process by SASSMAQ (Safety, Health, Environment and Quality Evaluation System), a program from ABIQUIM, the Brazilian Chemical Industries Association. The purpose of the system is to ensure that service providers in this industry comply with the technical standards required by the chemical industry, reducing, therefore, the risks in transportation and distribution. Paulínia Intermodal Terminal (TIP) obtained the ISO 14000 certification in 2004.

Insurance

We maintain insurance policies covering all our facilities and which we consider appropriate to cover the risks to which we believe we are exposed, including loss and damage from fire, lightning, explosion of any nature, windstorm, plane crash and electrical damage. Our insurance policies provide coverage of up to a maximum of US$396 million as of December 31, 2006.

Oxiteno S.A. Indústria e Comércio and its subsidiaries, Oxiteno Nordeste S.A. Indústria e Comércio and CANAMEX Químicos S.A. de C.V., also maintain business interruption insurance against losses from potential accidents affecting their assets, with coverage of up to a maximum of US$233 million as of December 31, 2006.

We have additional insurance that covers all of our companies, with coverage of up to a maximum of US$200 million, for losses and damage incurred by third parties as a result of any accidents that occur in connection with our commercial/industrial operations and/or the distribution and sale of our products and services.

Finally, we also have group life insurance, personal accident insurance, health insurance and domestic and international transportation insurance.

We believe that our insurance covers, in all material respects, the risks to which we are exposed and is in line with industry standards in Brazil. However, the occurrence of losses or other liabilities that are not covered by insurance or that exceed the limits of our insurance coverage could result in significant unexpected additional costs to us.

Businesses of the Ipiranga Group

The Ipiranga Group was founded in 1937, through the creation of an oil refinery in the state of Rio Grande do Sul, in the Southern region of Brazil, which is currently part of RPI’s assets.

In the late 1950s, the Ipiranga Group started its fuel distribution business in the Southern region of Brazil through its subsidiary DPPI. Ipiranga expanded its business to other regions through the acquisition of Gulf Oil Corporation’s operations in Brazil, creating CBPI.

During the 1970s the Ipiranga Group began its operations in the Brazilian petrochemical industry. Through IPQ, the Ipiranga Group shared control of Copesul with Braskem, a naphtha-based cracker in the Southern region of Brazil.

Until April 18, 2007, the Ipiranga Group was controlled by 63 individuals, all related to the five founding families of the group.

The organizational structure of Ipiranga Group’s main subsidiaries as of December 31, 2006 was as follows:

*	ON means Common Shares

In April 2007, we acquired, on our behalf and on behalf of Petrobras and Braskem, a controlling stake in the Ipiranga Group. See “Item 4.A. Information on the Company—History and Development—Recent Developments—Acquisition of the Ipiranga Group.”

After the completion of the Acquisition, the businesses of the Ipiranga Group will be divided among Petrobras, Ultrapar and Braskem. Ultrapar will retain the fuel and lubricant distribution businesses located in the South and Southeast regions of Brazil; Petrobras will receive the fuel and lubricant distribution businesses located in the North, Northeast and Central West regions of Brazil; and Petrobras and Braskem will receive the Petrochemical Business, in the proportion of 60% for Braskem and 40% for Petrobras. RPI’s oil refining operations will be shared equally among Petrobras, Ultrapar and Braskem.

Fuel Distribution Business

As of December 31, 2006, Ipiranga, through its subsidiaries CBPI and DPPI, was the second largest fuel distribution company in Brazil, with a total volume sold of more than 14 thousand cubic meters, including gasoline, diesel, fuel oil, ethanol, kerosene and natural gas.

Ipiranga operates in the following three segments in the fuel distribution industry:

•	Retail–Ipiranga’s main segment in terms of volume sold, which primarily includes a service station network;

•	Industrial–Comprised of road transport companies, railroads and government entities; and

•	Wholesale–Primarily consisting of diesel sales to the agricultural sector.

As of December 31, 2006, Ipiranga had a network of approximately 4,200 service stations throughout Brazil, all operated by third parties, using the same brand name—Ipiranga. Of these service stations, the Southeast Distribution Business that we have acquired includes 3,300 service stations. According to ANP, Ipiranga had a 19% total market share in the Brazilian fuel distribution market in 2006.

Petrobras is the main supplier of oil-based fuels to Ipiranga. The supply of these products is based on a contract under which Petrobras is obligated to supply Ipiranga with a fixed volume of gasoline, diesel and fuel oil. The ethanol Ipiranga sells is acquired in the Brazilian market from various producers and a portion of the ethanol volume it sells is acquired through supply contracts.

The five largest fuel distributors in Brazil, which are all associated with SINDICOM, were responsible for more than 70% of the total volume of gasoline, ethanol, diesel and natural gas for vehicles sold in Brazil in 2006. These companies are BR Distribuidora, Petrobras’ subsidiary, Ipiranga, through CBPI and DPPI, Shell, Texaco and Esso.

Growth of the fuel distribution business is Brazil is primarily influenced by GDP and population income and indirectly influenced by credit availability, which influences the growth in the automobile sector.

Oil Refinery Business

The Ipiranga Group operates a small refinery in the state of Rio Grande do Sul, in the Southern region of Brazil. Ipiranga’s refinery’s nominal capacity is 17,000 barrels per day, and its principal products include gasoline, diesel, naphtha, fuel oil, LPG and kerosene. During 2006, Ipiranga faced difficulties in keeping its refinery operating at full capacity, due to an increase in international oil prices, to which Ipiranga’s refinery’s costs are linked, without a corresponding increase in oil derivatives prices in Brazil. This led Ipiranga to suspend its operations for five months during the year. In 2006, the average production of the refinery was 7,158 barrels per day, which represented 42% of the refinery’s nominal capacity, and the refinery’s market share reached 0.4% of the Brazilian market, according to ANP data.

Petrochemicals Business

The Ipiranga Group’s operations in the petrochemical business are conducted by two main subsidiaries, IQ and IPQ, through which it shares the control of Copesul with Braskem. IQ is primarily engaged in the distribution and production of solvents and petrochemical products and serves several market segments such as the adhesives, agrochemicals, cosmetics, leather, textiles, resins and lubricants. IPQ is the largest Latin American producer of high density polyethylene, with production capacity of 350,000 tons per year, and operates five industrial plants in the southern petrochemical complex in Brazil. IPQ also produces low density polyethylene and polypropylene, with production capacity of 150,000 tons per year of each product.

Copesul is a naphtha-based cracker located in the southern petrochemical complex, in the state of Rio Grande do Sul, with production capacity of approximately 3.2 million tons per year of petrochemicals. The main goods produced by Copesul are ethylene, of which Copesul is responsible for 33% of total Brazilian supply, benzene, propylene, butadiene, fuels and solvents. Copesul primarily serves the second generation companies in the southern petrochemical complex, with approximately 70% of its production being sold to such companies. In 2006, Copesul sold 3.0 million tons of petrochemicals, of which 40% was ethylene. In 2006, 42% of Copesul’s raw material was purchased from Petrobras and the remainder was imported.

C. Organizational Structure

The following chart shows our organizational structure(1) for our principal subsidiaries as of December 31, 2006:

(1)	Percentages represent approximate ownership of voting share capital and total capital (voting capital/total capital).
(2)	Minority participations in Utingás are mainly held by Liquigás Distribuidora S.A. and SHV Gas (31% and 8% of voting capital, respectively).

We conduct LPG distribution through our wholly owned subsidiary, Ultragaz. Ultragaz operates through its four primary subsidiaries, Companhia Ultragaz S.A., Bahiana, SP Gás and Utingás. The first three companies operate in the filling and distribution of LPG cylinders. Bahiana operates primarily in the northeast region of Brazil, and Companhia Ultragaz and SP Gas serve the rest of Brazil. Utingás is an LPG storage company, with facilities in the states of São Paulo and Paraná.

We conduct petrochemical and chemical activities through our wholly owned subsidiary, Oxiteno. Oxiteno operates in the petrochemical and chemical sector directly and through its subsidiaries, Oxiteno Nordeste S.A. and CANAMEX. Oxiteno operates two plants located in the state of São Paulo, and Oxiteno Nordeste operates one plant in Camaçari, in the state of Bahia, and a second plant in Triunfo, in the state of Rio Grande do Sul. We acquired CANAMEX, which has two plants in Mexico, in December 2003. Oleoquímica is the subsidiary through which we are constructing the fatty alcohol plant.

We conduct chemical products and fuel logistics through our wholly owned subsidiary, Ultracargo, which operates through its subsidiaries Transultra and Tequimar. Transultra provides transportation services throughout Brazil, as well as in Argentina and Chile. Tequimar maintains storage facilities at four port terminals located near two of the main petrochemical complexes in Brazil, Camaçari and São Paulo.

Ultragaz, Oxiteno and Ultracargo are each incorporated under the laws of Brazil.

D. Property, Plants and Equipment

Ultragaz

Plants. Ultragaz’ LPG distribution network includes 15 filling plants. LPG is carried to the filling plants either via gas pipelines from Petrobras’ installations, or by tanker truck. When LPG transportation is via gas pipeline the bases are known as primary and when transportation is via tanker truck, the bases are known as secondary. Ultragaz also operates LPG storage bases, known as satellite bases for supplying our trucks. Ultragaz maintains storage facilities for LPG cylinders and satellite bulk distribution plants at strategic locations in order to maintain supplies closer to its customer bases and thus to reduce transportation costs. Most of the LPG transported by truck from Petrobras to Ultragaz’ secondary plants is transported by Ultracargo’s fleet of tanker trucks on an arm’s-length basis. LPG is stored in the filling plants in large LPG storage tanks with a capacity of 60 tons per tank. In the case of LPG to be delivered in bulk, the LPG is pumped directly from the storage tanks into the bulk tankers. In the case of LPG to be delivered in cylinders, the LPG is pumped from the storage tanks into a number of filling heads, which deliver the LPG cylinders.

The following table sets forth the total storage capacity, total filling capacity (assuming one 8-hour shift per day) during 2006 and the 2006 average filling utilization for each of Ultragaz’ primary and secondary filling stations and satellite stations.

Base	Type	Total storage capacity	Filing capacity		2006 average filling utilization rate
		(in tons)	(in tons per month)
Capuava	Primary	720	13,136		94%
Santos	Primary	960	3,727		76%
São José dos Campos	Primary	960	4,725		86%
Rio de Janeiro	Primary	500	6,767		84%
Barueri	Secondary	1,500	4,100	(1)	137%
Araraquara	Satellite	60
Mauá	Satellite	720
Pouso Alegre	Satellite	60
Paulínia	Primary	1,500	9,827		98%
Araucária	Primary	240	9,677		81%
Canoas	Secondary	600	3,703		79%
Betim	Secondary	882	7,658		61%
Ribeirão Preto	Secondary	180	4,679	(1)	116%
Goiânia	Secondary	360	3,512		71%
São José do Rio Preto	Satellite	60
Araçatuba	Satellite	180
Bauru	Satellite	60
Cascavel	Satellite	120
Londrina	Satellite	60
Blumenau	Satellite	60
Chapecó	Satellite	60
Florianópolis	Satellite	60
Joinville	Satellite	60
Caxias do Sul	Satellite	60
Joaçaba	Satellite	60
Dois Vizinhos	Satellite	60
Ponta Grossa	Satellite	57
Sorocaba	Satellite	115
Mataripe	Primary	1,140	13,512		97%
Suape	Primary	500	3,292	(1)	118%
Caucáia	Secondary	300	4,164		98%
Aracajú	Secondary	240	4,246		69%
Maceió	Satellite	692
Juazeiro	Satellite	60
João Pessoa	Satellite	60
Pirajá	Satellite	60

Total		13,456	99,446		90%

(1)	These bases operated above capacity with more than one 8-hour shift per day.

In addition, Ultragaz maintains headquarters in the city of São Paulo and regional offices in the areas in which it operates. Ultragaz also maintains 84 retail stores.

Oxiteno

Oxiteno has five plants in Brazil: Camaçari, in the northeast complex, the Mauá plant in the São Paulo complex, the Triunfo plant in the southern complex and the Tremembé and Suzano plants in the state of São Paulo.

The following table sets forth the current ethylene oxide production capacity of Oxiteno’s plants in Brazil.

Units	Capacity
(in tons per year)
Camaçari	260,000
Mauá	52,000
Tremembé	—
Triunfo	—
Suzano	—

Total	312,000

Ethylene oxide is primarily an intermediate material used in the production of ethylene oxide derivatives — only approximately 3% of Oxiteno’s sales volume in the year ended December 31, 2006 were ethylene oxide. Therefore, Oxiteno’s total production output may not be determined by adding the capacities of ethylene oxide and its derivatives.

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

In 2006, the Camaçari plant operated at approximately 91% of its production capacity.

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

In 2006, the Mauá plant operated at approximately 84% of its production capacity.

Tremembé plant. The Tremembé plant, located at Bairro dos Guedes, Tremembé, in the state of São Paulo, has three principal production units, a sulfonation/sulfation unit and two multipurpose units. The Tremembé plant commenced production in 1970 and was subsequently acquired by us in 1985.

The following table shows the current capacity of the principal units at the Tremembé plant.

Units	Capacity
(in metric tons per year)
Esterification	10,000
Specialties	15,000
Sulfonation/Sulfation	30,000
Betaines	10,000
Hydraulic fluids	3,200
Naphthalenes Sulfonates	9,000
Agricultural Blends	11,000

In 2006, the Tremembé plant operated at approximately 83% of its production capacity.

Suzano plant. In 2007, Oxiteno began operating a sulfonation and sulfation plant in Suzano, with a production capacity of 13,300 tons per year. This plant is managed by the Tremembé plant staff.

Triunfo plant. The Triunfo plant is located in the Southern Complex. The Triunfo plant was built by Oxiteno and started production in October 1989. The Triunfo plant has two process units, one for the production of secondary butyl alcohol, which is used in the production of MEK, and one for the production of MEK.

The following table shows the current capacity of the principal units at the Triunfo plant.

Units	Capacity
(in metric tons per year)
Oxygenated solvents	40,000

In 2006, the Triunfo plant operated at approximately 83% of its production capacity.

With the acquisition of CANAMEX in December 2003, Oxiteno acquired two specialty chemical plants in Mexico. As of December 31, 2006, the Coatzacoalcos plant has a production capacity of 44,000 tons per year of ethoxylates and the Guadalajara plant has a production capacity of 24,000 tons per year of specialty chemicals. In December 2006, the Guadalajara and the Coatzacoalcos plants operated at approximately 60% and 63% of their production capacity, respectively.

The following table sets forth Oxiteno’s overseas production plants:

Units	Capacity
(in metric tons per year)
Ethoxylated derivatives — Coatzacoalcos plant	44,000
Ethoxylated derivatives — Guadalajara plant	12,000
Esterification — Guadalajara plant	12,000

Ultracargo

The following tables set forth the principal products stored at, and the storage capacity operated by, Ultracargo’s facilities at December 31, 2006, and the average utilization of Ultracargo’s facilities during 2006.

Facility	Capacity (in cubic meters)	Average utilization %	Product Lines
Aratu (Bahia)	156,450	96%	Glycols, aromatics, acrylates, acrylonitrile, EDC, TDI, normal paraffins, linear alkyl benzene (LAB), linear alkyl sulphonate (LAS), methanol, ethers, alcohols, caustic soda, vegetable oil, fuels
Montes Claros (Minas Gerais)	4,400	88%	Fuels
Suape (Pernambuco)	48,610	74%	Fuels, VAM, acetic acid, styrene, butadiene
Santos (São Paulo)	4,696	100%	Vinyl Chloride Monomer
Santos — TIS (São Paulo) (including third-party facilities operated by Ultracargo)	111,500	42%	Styren monomer, mineral oil, EDC, linear alkyl benzene (LAB), alcohols (including ethanol), vegetable oil.
Paulínia Granel (São Paulo)	1,881	100%	PET
Paulínia Químico (São Paulo)	8,600	56%	Phenol, LAB, LAS
Total	324,877	74%

Facility	Capacity (in square meters)	Average utilization %	Product Lines
Paulínia (São Paulo)	6,000	63%	Chemical and other packed goods
Tatuí (São Paulo)	2,400	43%	Chemical and other packed goods
Camaçari (Bahia)	2,800	100%	Chemical and other packed goods

Total	11,200	68%

As of December 31, 2006, R$42.7 million of our consolidated debt was secured by property, plant and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

You should read this discussion together with our consolidated financial statements, including the notes thereto, and other financial information included elsewhere in this annual report and in conjunction with the financial information included under “Item 3A. Selected Consolidated Financial Information.” Our consolidated financial statements have been prepared in accordance with Brazilian GAAP and the accompanying notes contain a description of the principal differences between such practices and U.S. GAAP, and a reconciliation to U.S. GAAP of net income for each of the three years in the period ended December 31, 2006 and shareholders’ equity for the periods ended December 31, 2006 and 2005. Our consolidated financial statements for the years ended December 31, 2006, 2005 and 2004 were audited by the independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes.

Overview

Our three principal businesses are:

•	the LPG distribution business, conducted by our wholly owned subsidiary Ultragaz;

•	the chemical and petrochemical business, conducted by our wholly owned subsidiary Oxiteno; and

•	logistics services for special bulk cargo, conducted by our wholly owned subsidiary Ultracargo.

Ultragaz sells LPG to the residential, commercial and industrial market segments. Oxiteno produces ethylene oxide and its principal derivatives, and is also a significant producer of specialty chemicals. It manufactures approximately 700 products used in various industrial sectors such as polyethylene terephthalate, or PET, packaging, polyester, textiles, paints, cosmetics and detergents. Ultracargo operates a fleet of trucks specialized in the transport of products that require special handling and maintains storage facilities at railroad junctions and port terminals.

Recent Development- Acquisition of the Ipiranga Group

Terms of Transaction. On March 19, 2007, Ultrapar, Petróleo Brasileiro S.A., or Petrobras, and Braskem S.A., or Braskem, announced the acquisition of Ipiranga Group, or the Acquisition. See “Item 4. Information of the Company – Business Overview – Business of Ipiranga Group”. After the completion of the Acquisition, the fuel distribution, petrochemical and oil refinery businesses of the Ipiranga Group will be separated and then owned and managed by Petrobras, Ultrapar and Braskem. Ultrapar will, following the successful completion of the transactions, retain the fuel distribution business in the south and southeast regions of Brazil and become the second-largest company in the fuel distribution business in Brazil, holding 15% of the market. See “Item 4.A. Information of the Company—History and Development of the Company—Recent Developments—Acquisition of the Ipiranga Group.”

Phases of Transaction. The Acquisition is divided into five phases: (1) acquisition of the shares held by the Key Shareholders by Ultrapar; (2) mandatory tender offers (pursuant to tag along rights held by minority shareholders under Brazilian Corporate Law and CVM rules) for the acquisition of the remaining common shares of RPI, DPPI, CBPI and IPQ; (3) tender offer for the delisting of Copesul’s common shares from the BOVESPA; (4) exchange offer by Ultrapar of the remaining common and preferred shares of RPI, DPPI and CBPI; and (5) separation of the Target Companies’ assets and the transfer of the Petrochemical Business to Braskem and Petrobras and the Northern Distribution Business to Petrobras. The completion of the transaction is expected to occur in the fourth quarter of 2007.

Brazilian economic background

Since most of our operating businesses are located in Brazil, we are significantly affected by Brazil’s economic and social conditions, including, but not limited to, gross domestic product, or GDP, growth rates, the domestic rate of inflation and exchange rate fluctuations.

Gross domestic product. In 2002, Brazil’s GDP grew by 1.5%, as a result of the political instability surrounding the presidential elections of October 2002, which caused foreign exchange rate devaluation, and an increase in interest rates, and undermined consumer confidence. In 2003, the GDP grew 0.5%, largely a reflection of the economic policy of holding the basic interest rate at high levels throughout the year as a means of controlling inflation. As government became more confident regarding inflation trends, interest rates were lowered, and Brazilian GDP grew by 4.9% in 2004. However, in order to meet inflation targets, the Central Bank increased interest rates again in 2005, and GDP growth decreased to 2.3% in the year ended December 31, 2005. During 2006, the Brazilian economy presented the same trend shown in the previous year and GDP grew by 2.9%. Our operations are significantly impacted by Brazilian GDP growth, specifically, sales of LPG to the commercial and industrial customers, Oxiteno’s sales to the domestic market and Ultracargo’s logistics operations. In addition, sales of LPG to residential customers are affected by the level of household income, which often bears a relation to GDP performance.

Inflation and currency fluctuations. Our cash operating expenses are substantially in reais and tend to increase with inflation. However, a significant portion of our costs of sales and services rendered are linked to the U.S. dollar and are not substantially affected by the Brazilian inflation rate. In addition, some of our real-denominated debt is indexed to take into account the effects of inflation. In 2002, the inflation rate as measured by the Índice Geral de Preços — Mercado, or the IGP-M, increased to 25.3%, reflecting the foreign exchange rate devaluation of 52.3%, largely due to uncertainties and risks inherent in the Brazilian presidential succession campaign. In 2003, the real appreciated 18% against the U.S. dollar, consequently diminishing inflationary pressures and resulting in an IGP-M of 8.7%. In 2004, the real appreciated further against the U.S. dollar and IGP-M for the year was 12.4%. In 2005 and 2006, the real continued to appreciate against the U.S. dollar, which, together with the increased average interest rates, resulted in an inflation rate of 1.2% and 3.9%, respectively, as measured by the IGP-M. Future governmental actions, including actions to adjust the value of the real in relation to the dollar, may increase inflation.

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

	Year ended December 31,
Index	2006	2005	2004
General Price Index — IGP-M	3.9%	1.2%	12.4%
Devaluation (appreciation) of the real against the U.S. dollar	(8.7)%	(11.8)%	(8.1)%

We manage the foreign exchange risk associated with the scheduled payments under the terms of our U.S. dollar indebtedness by investing in U.S. dollar-denominated securities and foreign currency/interest swap contracts, under which we pay variable interest in reais based on the interbank certificate of deposit rate, or CDI, and receive fixed interest in U.S. currency. As of December 31, 2006 our total obligations denominated in foreign currency were R$901.0 million, including pre-export finance contracts and import payables. At the same date our total asset position in foreign currency was R$897.1 million, composed of investments indexed to U.S. dollars and swap instruments used to manage fluctuations of exchange rates and foreign currency receivables exposures. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Foreign exchange risk” for information about our foreign exchange risk hedging policy and Notes 13 and 18 to our consolidated financial statements.

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

Allowance for doubtful accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the subsequent inability of our customers to make required payments. The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers, as well as other receivables, and is included as selling expenses; no adjustment is made to net sales and services revenue. In order to establish the allowance for doubtful accounts, our management constantly evaluates the amount and characteristics of our accounts receivable. When significant delays occur and the likelihood of receiving these payments decreases, a provision is made. In case receivables in arrears are guaranteed or there are reasonable grounds to believe they will be paid, no provision is made. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required in future periods. However, because we cannot predict with certainty the future financial stability of our customers, we cannot guarantee that our reserves will continue to be adequate. Actual credit losses may be greater than the allowance we have established, which could have a significant impact on our selling expenses. See Note 6 to our consolidated financial statements for additional information about our allowance for doubtful accounts.

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

Contingent liabilities. We are currently involved in certain legal and administrative proceedings that arise from our normal course of business as described in Note 19 to our consolidated financial statements and “Item 8. Financial Information — Legal Proceedings” We believe that the extent to which these contingencies are recognized in our consolidated financial statements is adequate. It is our policy to record accrued liabilities in regard to contingencies that can be reasonably estimated and could have a material adverse impact on the result of our operations or our financial condition, to the extent not covered by insurance, and that are likely to occur in the opinion of our management, based on information available to us including information obtained from our legal advisors. Future results of operations for any particular quarterly or annual period could be materially affected by changes in our assumptions, by the effectiveness of our strategies relating to these proceedings, by future developments in each matter being discussed or by changes in approach, such as a change in settlement strategy in dealing with these matters.

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

Effects on Our Future Results of Operations — Acquisition of the Ipiranga Group

The Ipiranga Group operates a network of approximately 4,200 service stations through its operational companies CBPI and DPPI, and an oil refinery, through its operational company, RPI. It also has a major share of the petrochemical market, with the production of 650,000 tons of petrochemical resins through Ipiranga Petroquímica S.A., or IPQ, as well as joint control with Braskem of Copesul, Brazil’s second-largest petrochemical raw materials complex. Due to the nature of the fuel distribution business, fuel distributors generally earn lower margins than companies in Ultrapar’s sectors. Thus, Ipiranga’s EBITDA margins are lower than Ultrapar’s. In 2006 for example, the consolidated net revenues of DPPI totaled R$25 billion, with EBITDA of R$469 million and net income of R$161 million, whereas Ultrapar’s net revenues, EBITDA and net income were R$4.8 billion, R$516 million and R$282 million, respectively. As Ipiranga’s results will be consolidated into Ultrapar’s following the Acquisition, we expect Ultrapar’s margins will be lower than those reported for the year ended December 31, 2006.

Results of operations

The following discussion of our results of operations is based on the financial information derived from our consolidated financial statements prepared in accordance with Brazilian GAAP.

Year ended December 31, 2006 compared to the year ended December 31, 2005.

The following table shows a summary of our results of operations for the years ended December 31, 2006 and 2005:

	Year ended December 31, 2006	Percentage of net sales and services	Year ended December 31, 2005	Percentage of net sales and services	Percent change
	(in millions of reais, except percentages)
Net sales and services	4,794.1	100%	4,693.8	100%	2%
Cost of sales and services	(3,859.9)	81%	(3,783.4)	81%	2%

Gross profit	934.2	19%	910.4	19%	3%
Selling, general and administrative expenses	(605.1)	13%	(551.7)	12%	10%
Other operating income (expense), net	1.3	0%	(0.4)	0%	425%

Operating income before financial items	330.4	7%	358.3	8%	(8)%
Financial income (expense), net	30.6	1%	(27.3)	1%	212%
Non-operating income (expense), net	(18.5)	0%	(1.8)	0%	928%
Income and social contribution taxes	(56.1)	1%	(28.8)	1%	95%
Minority interest/equity in earnings of affiliates	(4.3)	0%	(1.2)	0%	258%
Net income	282.1	6%	299.2	6%	(6)%
Adjusted EBITDA(1)	516.2	11%	546.0	12%	(5)%

(1)	See footnote 7 under “Item 3A. Selected Consolidated Financial Data” for additional discussion of adjusted EBITDA and its reconciliation to other information in our financial statements.

Net sales and services. Net sales and services for the year ended December 31, 2006 increased by 2% to R$4,794.1 million from R$4,693.8 million for the year ended December 31, 2005.

The following table illustrates the change in sales in each of our segments:

	Year ended December 31,		Percent change
	2006	2005
	(in millions of reais)
Ultragaz	3,066.9	2,902.4	6%
Oxiteno	1,549.5	1,610.1	(4)%
Ultracargo	226.1	234.2	(3)%

Ultragaz’ net sales and services increased by 6% to R$3,066.9 million for the year ended December 31, 2006 compared to R$2,902.4 million for the year ended December 31, 2005. The increase in net sales was driven by the 1% growth in sales volume, a more favorable market and the benefits derived from a distribution program review at Ultragaz. During 2006 Ultragaz implemented a series of initiatives aimed at improving its profitability, including the redesign of its distribution structure in order to optimize its logistics assets, the implementation of new tools for sales channels management and the closing of certain facilities, among others.

Oxiteno’s net sales and services decreased 4% to R$1,549.5 million for the year ended December 31, 2006 compared to R$1,610.1 million for the year ended December 31, 2005. The decrease in Oxiteno’s net sales and services was mainly due to the 8.7% appreciation of the Brazilian real against the U.S. dollar in 2006 compared to 2005, since prices at Oxiteno are benchmarked to prices prevailing in international markets. The appreciation of the real was partially offset by the 4% increase in volume sold and by an improvement in Oxiteno’s sales mix, with increased proportion of sales volume (i) of specialty chemicals, which are higher added value products, and (ii) in the domestic market.

Ultracargo’s net sales and services decreased 3% to R$226.1 million for the year ended December 31, 2006, compared to R$234.2 million for the year ended December 31, 2005. Although the effective storage levels in the liquid and gas segments were 8% higher than in 2005 as a result of the consolidation of the company’s operations at the Santos Terminal — TIS, the total kilometrage traveled was 19% lower than that in 2005 due to a restructuring of the company’s customer portfolio in the transport segment, which focused on services with a higher aggregate value.

Cost of sales and services. Cost of sales and services increased by 2% to R$3,859.9 million for the year ended December 31, 2006, compared to R$3,783.4 million for the year ended December 31, 2005.

Ultragaz’ cost of sales and services increased by 2% to R$2,572.6 million for the year ended December 31, 2006 compared to R$2,530.8 million for the year ended December 31, 2005, mainly due to higher sales volume.

Oxiteno’s cost of sales and services increased by 4% to R$1,192.4 million for the year ended December 31, 2006 compared to R$1,150.7 million for the year ended December 31, 2005. This increase was mainly due to an 18% increase in the dollar cost of ethylene, its main raw material, and a 4% increase in sales volume, which were partly offset by the appreciation of the real against the U.S. dollar.

Ultracargo’s cost of sales and services decreased by 7% to R$143.6 million for the year ended December 31, 2006 from R$154.9 million for the year ended December 31, 2005. This decrease was a result of the reduction in the company’s transport operations.

Gross profit. Gross profit increased by 3% to R$934.2 million for the year ended December 31, 2006 compared to R$910.4 million for the year ended December 31, 2005. Ultragaz’ gross profit was R$494.3 million for the year ended December 31, 2006, a 33% increase compared to R$371.6 million for the year ended December 31, 2005. Oxiteno’s gross profit was R$357.1 million for the year ended December 31, 2006, a 22% decrease compared to R$459.4 million for the year ended December 31, 2005. Ultracargo’s gross profit was R$82.5 million for the year ended December 31, 2006, a 4% increase compared with R$79.3 million for the year ended December 31, 2005.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 10% to R$605.1 million for the year ended December 31, 2006 from R$551.7 million for the year ended December 31, 2005.

Ultragaz’ selling, general and administrative expenses increased by 12% to R$327.0 million for the year ended December 31, 2006 compared to R$291.9 million for the year ended December 31, 2005. This increase reflects (i) salary increases as a result of the annual collective wage agreement and (ii) an increase in variable remuneration and profit sharing, reflecting the improvement in the company’s results.

Oxiteno’s selling, general and administrative expenses increased by 4% to R$212.2 million for the year ended December 31, 2006 compared to R$203.3 million for the year ended December 31, 2005, principally due to (i) an increase in volume sold, (ii) salary increases as a result of the annual collective wage agreement, and (iii) an increase in expenses at CANAMEX, which presented a 49% increase in volume sold in 2006.

Ultracargo’s selling, general and administrative expenses increased by 15% to R$71.0 million for the year ended December 31, 2006 compared to R$61.9 million for the year ended December 31, 2005, principally due to salary increases as a result of the annual collective wage agreement, in addition to extraordinary expenses related to the downsizing of the workforce during the second half of 2006 due to the restructuring in operations in the transport segment.

Operating income before financial items. Operating income before financial items decreased by 8% to R$330.4 million for the year ended December 31, 2006 compared to R$358.3 million for the year ended December 31, 2005. Ultragaz’ operating income before financial items for the year ended December 31, 2006 was R$167.3 million, a 115% increase compared to R$77.8 million compared to the year ended December 31, 2005. Oxiteno’s operating income before financial items was R$146.3 million for the year ended December 31, 2006, a 43% decrease compared to R$257.9 million for the year ended December 31, 2005. Ultracargo’s operating income before financial items was R$11.4 million for the year ended December 31, 2006, a 34% decrease compared to the R$17.2 million for the year ended December 31, 2005.

Financial income (expense), net. We reported net financial income of R$30.6 million for the year ended December 31, 2006, compared to a net financial expense of R$27.3 million for the year ended December 31, 2005. The R$57.9 million improvement was principally due to the non-recurring revenues of R$49.7 million as a result of favorable outcomes of lawsuits related to the payment of PIS and COFINS taxes by the company’s subsidiaries Oxiteno Nordeste, Oxiteno S.A., Companhia Ultragaz, Transultra and Ultracargo. Through its subsidiaries, Ultrapar had filed lawsuits questioning the levy of PIS and COFINS taxes on sources of income other than revenues. The Federal Supreme Court ruled in favor of Ultrapar, resulting in the addition of R$49.7 million to the company’s financial income in 2006. Ultrapar has other subsidiaries that are also appealing the levying of these taxes, which have yet to be ruled on. See Note 15 and 19(a) to our consolidated financial statements for more information.

As of December 31, 2006, we had a net cash position of R$120.7 million and a net foreign exchange rate exposure of R$(3.9) million. As of December 31, 2006 our total debt denominated in foreign currency was R$901.0 million, including pre-export finance contracts and import payables. At the same date our total asset position in foreign currency was R$897.1 million, composed of investments indexed to U.S. dollars and swap instruments used to manage fluctuations of exchange rates and foreign currency receivables exposures. See footnote 8 under “Item 3A. Selected Consolidated Financial Data” for a more complete discussion of net cash (debt) and its reconciliation to information in our financial statements.

Non-operating income (expense), net. We reported a net non-operating expense of R$18.5 million for the year ended December 31, 2006 compared to a net non-operating expense of R$1.8 million for the year ended December 31, 2005. This net expense is primarily attributable to (i) the write-off of deferred assets related to studies and projects in the amount of R$13.7 million, and (ii) the result on the sale of property, plant and equipment, mainly gas cylinders and vehicles, and allowance for losses of investments in the amount of R$4.8 million.

Income and social contribution taxes. Income and social contribution tax expenses amounted to R$56.1 million for the year ended December 31, 2006, an increase of 95% from R$28.8 million for the year ended December 31, 2005. This increase is primarily due to higher pre-tax profit for Ultragaz, which is subject to greater tax rates than Oxiteno and Ultracargo, and a decrease in non-taxable revenues.

Minority interest/equity in earnings of affiliates. Minority interest and equity in earnings of affiliates was R$4.3 million for the year ended December 31, 2006, compared to R$1.2 million for the year ended December 31, 2005. Minority interest reflects our remaining minority stakes in certain subsidiaries, such as Utingás Armazenadora S.A. and Cia. Ultragaz S.A., which are not wholly owned by us.

Net income. As a result of the foregoing, net income for the year ended December 31, 2006 was R$282.1 million, a decrease of 6% compared to R$299.2 million for the year ended December 31, 2005.

Adjusted EBITDA. Adjusted EBITDA decreased by 5% to R$516.2 million for the year ended December 31, 2006, from R$546.0 million for the year ended December 31, 2005. Ultragaz reported adjusted EBITDA of R$280.5 million for the year ended December 31, 2006, a 44% increase compared to 2005, primarily due to benefits coming from the company’s distribution structure review and the improvement in the Brazilian LPG market. Oxiteno’s adjusted EBITDA amounted to R$191.6 million for the year ended December 31, 2006, a 36% decrease compared to 2005. This decrease was principally attributable to (i) the appreciation of the real and (ii) the increase in the cost of raw materials, especially ethylene, driven by higher oil prices. Ultracargo reported adjusted EBITDA of R$38.0 million for the year ended December 31, 2006, a 14% decrease compared to R$44.3 million in 2005, principally as a result of extraordinary costs and expenses as a result of discontinuing certain transport operations with lower aggregate value. See footnote 7 under “Item 3A. Selected Consolidated Financial Data” for a more complete discussion of adjusted EBITDA and its reconciliation to information in our consolidated financial statements.

On March 19, 2007 Ultrapar announced the Acquisition, the first phase of which, the purchase of the voting shares from the Key Shareholders of the Target Companies, was completed on April 18, 2007. See “Item 4A. History and Development of the Company — Recent developments” for more information about the Acquisition and “Item 5.A. Operating and Financial Review and Prospects — Effects on Our Future Results of Operations — Acquisition of the Ipiranga Group” for more information on the effects of this transaction on our future results of operations.

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

Ultragaz’ net sales and services were R$2,902.4 million for the year ended December 31, 2005, a decrease of 2% compared to R$2,968.1 million for the year ended December 31, 2004. The decrease in net sales was largely driven by the 1% lower sales volume and the effect of a retraction in the Brazilian LPG market.

Oxiteno’s net sales and services decreased to R$1,610.1 million for the year ended December 31, 2005, a 3% reduction compared to R$1,662.7 million for the year ended December 31, 2004. The decrease in Oxiteno’s net sales and services was mainly due to the 17% appreciation in the Brazilian real against the U.S. dollar in 2005 compared to 2004, since prices at Oxiteno are benchmarked to prices prevailing in the international markets. The appreciation of the real was partially offset by an improvement in sales mix, with sales growth in the domestic market. Domestic sales grew as a function of the increased market share in the customers served by Oxiteno, mainly in the cosmetics and detergents, paints and varnishes and polyester industries.

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

Ultragaz’ cost of sales and services were nearly unchanged at R$2,530.8 million for the year ended December 31, 2005, compared to R$2,519.8 million for the year ended December 31, 2004, despite a 1% decrease in sales volume, primarily as a result of the increases in the cost of fuel and freight.

Oxiteno’s cost of sales and services rose by 8% to R$1,150.7 million for the year ended December 31, 2005 from R$1,069.0 million in 2004. This increase was mainly due to (i) an increase in the cost of raw materials, particularly ethylene, arising from higher oil prices and (ii) the growth in sales volumes.

Ultracargo’s cost of sales and services increased 24% to R$154.9 million for the year ended December 31, 2005 from R$125.0 million for the year ended December 31, 2004. This increase was principally attributable to its new operations in Santos and Montes Claros intermodal terminals and was constituted of (i) a R$10.9 million increase in third-party freight costs and costs of fuel, tires and spare parts (ii) a R$9.6 million increase in depreciation due to an increase in permanent assets and (iii) a R$3.2 million increase in personnel costs under its annual collective wage agreements and expansion in the size of the workforce to staff its new operations.

Gross profit. Gross profit decreased by 18% to R$910.4 million for the year ended December 31, 2005 from R$1,114.3 million for the year ended December 31, 2004. Ultragaz’ gross profit was R$371.6 million for the year ended December 31, 2005, 17% lower than the gross profit of R$448.3 million reported in 2004. Oxiteno’s gross profit was R$459.4 million for the year ended December 31, 2005, a 23% decrease compared with R$593.7 million in 2004. Ultracargo’s gross profit was R$79.3 million for the year ended December 31, 2005, a 10% increase compared with R$72.3 million in 2004.

Selling, general and administrative expenses. Our selling, general and administrative expenses decreased by 1% to R$551.7 million for the year ended December 31, 2005 from R$555.9 million for the year ended December 31, 2004.

Ultragaz’ selling, general and administrative expenses decreased by 2% to R$291.9 million for the year ended December 31, 2005 from R$298.2 million for the year ended December 31, 2004. This decrease reflects (i) a decrease of 1% in sales volume; (ii) expense rationalization programs and optimization initiatives developed during the year; and (iii) lower provision for employee profit sharing.

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

Operating income before financial items. Our operating income before financial items decreased by 36% to R$358.3 million for the year ended December 31, 2005 from R$563.9 million for the year ended December 31, 2004. This was mainly due to the decrease in Ultragaz’ and Oxiteno’s operating results. Ultragaz’ operating income before financial items for the year ended December 31, 2005 was R$77.8 million, a 49% decrease compared to R$152.7 million in 2004. At Oxiteno, operating income before financial items was R$257.9 million for the year ended December 31, 2005, a 33% decrease compared to R$382.9 million in 2004. Ultracargo’s operating income before financial items was R$17.2 million for the year ended December 31, 2005, a 25% decrease compared to the R$23.0 million in 2004.

Financial income (expense), net. We reported net financial expenses of R$27.3 million for the year ended December 31, 2005, a decrease of 39% compared to a net financial expense of R$45.0 million for the year ended December 31, 2004. The R$17.7 million improvement was principally due to the R$56.7 million increase in interest income from financial investments, as a result of our higher average cash position, which was partially offset by the R$39.1 million increase in interest expenses.

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

Minority interest/equity in earnings of affiliates. Minority interest and equity in earnings of affiliates was R$1.2 million for the year ended December 31, 2005, compared to R$5.4 million for the same period in 2004. Minority interest reflects remaining minority stakes in certain of our subsidiaries, such as Utingás Armazenadora S.A. and Cia. Ultragaz S.A., which are not wholly owned by us. The decrease in minority interest for the year ended December 31, 2005 compared to 2004 is due to a decrease in the results of operations of these subsidiaries. In addition, Ultrapar invested R$10.0 million to acquire a 7.3% interest in Companhia Ultragaz held by Nacional Investimentos S.A. in December 2004, which reduced minority interests in the company.

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

Sources and uses of funds

Net cash flow from operations was R$384.3 million, R$410.0 million and R$539.6 million for 2006, 2005 and 2004, respectively. Our cash flow from operations decreased by R$25.7 million in 2006 compared to 2005 and R$129.6 million in 2005 compared to 2004, mainly reflecting the decrease in our net income. Net cash flow from financing activities amounted to R$(183.6) million, R$762.0 million and R$(176.8) million in the years ended December 31, 2006, 2005 and 2004, respectively. The decrease in cash flow from financing activities in 2006 compared to 2005 reflects no major new debt issuances in 2006. The increase in cash flow from financing in 2005, compared to 2004 was mainly due to the issue of (i) R$300 million in debentures in the domestic market in April 2005 and (ii) US$250 million in notes in the international market in December 2005.

Investing activities consumed net cash of R$915.5 million, R$676.3 million and R$303.1 million in the years ended December 31, 2006, 2005 and 2004, respectively. Acquisitions of property, plant and equipment and additions to intangible assets and deferred charges consumed R$339.6 million, R$230.7 million and R$273.7 million in 2006, 2005 and 2004, respectively. For the year ended December 31, 2006, investing activities were mainly composed of fixed asset modernization and expansion of production capacity for specialty chemicals.

We made several acquisitions during the period presented in this annual report which are reflected in our results from operations and financial condition. The acquisition of ownership interests, including the acquisitions of Nacional Investimentos S.A.’s interest in Ultragaz and the operating assets of Rhodia Especialidades Mexico in 2004 used cash of R$18.4 million. None of these acquisitions is “significant” as defined in Rule 11- 01(b) of Regulation S-X of the Securities Act of 1933, as amended. For more information on our investments and capital expenditures, see “Item 5.B. — Liquidity and Capital Resources — Investments.”

We believe we have sufficient working capital for our present requirements. We have R$167.9 million in debt maturing from January 2007 through December 2007. Additionally we have a R$546 million capital expenditures budget for 2007.

On December 20, 2005, we issued US$250 million in notes with a ten-year term in the international capital markets. The proceeds from these notes will be used to refinance existing debt obligations, extend maturities, fund potential acquisitions and for general corporate purposes.

As of December 2006, we had R$1,670.4 million in cash, cash equivalents, short-and long-term investments.

We anticipate that we will spend approximately R$3.1 billion in the next five years to meet long-term contractual obligations described in the Tabular Disclosure of Contractual Obligations below and budgeted capital expenditures. We expect to meet these cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financing and the refinancing of some of our indebtedness as it becomes due.

Additionally, in connection with the Acquisition, we anticipate that we will spend approximately R$0.9 billion during 2007, as follows:

•

Approximately R$0.7 billion paid in April 18, 2007 for the shares owned by the Key Shareholders, which was financed primarily with proceeds from the first tranche of the issuance of debentures in Brazil totaling R$675 million; and

•

Approximately R$0.2 billion to be paid in connection with the tender offers for the voting shares of minority shareholders of the Ipiranga Group, which will be financed primarily with proceeds from the second tranche of the issuance of debentures in Brazil totaling R$214 million.

After the completion of the Separation of the Assets of Ipiranga among Ultrapar, Petrobras and Braskem, as described in, Petrobras and Braskem will pay Ultrapar approximately R$1.7 billion cash for the assets they will receive and for the 54 million shares that Ultrapar will issue to complete the Share Exchange Transactions. See “Item 4.B. Information on the Company — Business Overview — History and Development of the Company — Recent Events.”

Indebtedness

As of December 31, 2006, our consolidated short-and long-term debt was as follows:

Indebtedness*	Currency	Interest Rate(1)	Principal amount of outstanding and accrued interest through December 31,
			2006	2005	2004
			(in millions of reais)
Foreign currency-denominated loans:
Notes due in 2005	US$	—			151.5
Syndicated loan	US$	5.05%	128.5	140.6	—
Notes due in 2015	US$	7.25%	535.6	586.5	—
Notes due in 2020	US$	9.00%	128.7	—	—
Export prepayment(2)	US$	6.20% to 6.41%	11.1	44.9	129.8
Advances on Foreign Exchange Contracts	US$	5.20% to 5.65%	1.3	9.8	3.3
BNDES — National Bank for Economic and Social Development	UMBNDES(3)	8.30% to 10.05%	12.9	22.3	20.8
BNDES — National Bank for Economic and Social Development	US$	7.35% to 10.50%	10.1	0.3	—
Financing of Inventories and Property Plant & Equipment	MX$(4)	TIIE(4) +1.0% to 2.0%	14.4	11.0	8.8
Working capital loan	MX$(4)	TIIE(4) + 1.0%	1.4	0.4	0.5
Foreign Financing	US$	LIBOR + 2.0%	26.2	28.5	32.2

Real-denominated loans:
BNDES-National Bank for Economic and Social Development	R$	TJLP(5) + 1.5% to 4.85%	199.9	173.0	130.2
BNDES-National Bank for Economic and Social Development	R$	IGPM(6) + 6.5%	7.0	11.2	15.5
FINEP — Research and Projects Financing	R$	TJLP(5) -2.0% to 5.0%	46.9	38.1	24.4
FINAME — Financing for Machines and Equipment	R$	TJLP(5) + 2.5% to 4.85%	40.7	47.7	34.1
Debentures	R$	102.5% of CDI	312.8	317.9	—
BNB	R$	11.9% to 14.0%	19.8	—	—
Other	R$		0.2	0.2	—
Total loans	R$		1,497.4	1,432.4	551.1

Unrealized losses on swaps transactions			52.3	48.1	88.6

Total			1,549.7	1,480.5	639.7

*	Does not include Indebtedness of the Ipiranga Group. See “—Indebtedness related to Ipiranga Group.”
(1)	Interest rate only as of 2006.
(2)	Net of linked operations.
(3)	UMBNDES is based on the average currency basket of the BNDES. The currency basket is a composition of all BNDES foreign currency debts.
(4)	MX$ is the Mexican currency and TIIE is the Mexican interbank interest rate.
(5)	TJLP (Long-Term Interest Rate) is a nominal rate of interest established quarterly. On December 31, 2006, TJLP was fixed at 6.85% p.a.
(6)	IGPM is the General Market Price Index in Brazil.

Our consolidated debt as of December 31, 2006 had the following maturity schedule:

Maturity	Amount
(in millions of reais)
January 1, 2007 to December 31, 2007	167.9
January 1, 2008 to December 31, 2008	529.3
January 1, 2009 to December 31, 2009	101.5
January 1, 2010 to December 31, 2010	37.4
January 1, 2011 to December 31, 2011	21.7
Thereafter	691.9

Total	1,549.7

As of December 31, 2006, R$42.7 million of our consolidated debt was secured by property, plant and equipment, R$7.0 million was secured by shares of affiliated companies and by guarantees provided by minority shareholders. As of December 31, 2006, we guaranteed a portion of our subsidiaries’ indebtedness in the amount of R$1,073.1 million.

Ultragaz notes. In June 1997, Ultragaz issued US$60 million in notes (the “Original Notes”) maturing in 2005. In June 2005, maturity was extended to June 2020, with put/call options in June 2008.

In June 2005, Oxiteno’s subsidiary Oxiteno Overseas Corp., or Oxiteno Overseas, acquired the full amount of Original Notes issued by Ultragaz, with funds from a syndicated loan in the amount of US$60 million with maturity in June 2008 and interest rate of 5.05% per year. The syndicated loan was guaranteed by the Company and the subsidiary Oxiteno.

In April 2006, Oxiteno Overseas sold the Original Notes to a financial institution. Concurrently, the subsidiary acquired from this financial institution a credit linked note backed by the Original Notes, as mentioned in Note 5 to our consolidated financial statements, thus obtaining an additional return on this investment. The transaction matures in 2020, and either Oxiteno or the financial institution may redeem it early, although the subsidiary has only an annual option of redemption (purchase) from June 2008 onward. In the event of insolvency of the financial institution, Ultragaz would be required to settle the Original Notes, although Oxiteno Overseas would continue to be creditor of the credit linked note. Thus, the Company is no longer eliminating the Original Notes from its financial statements.

LPG International Notes. In December 2005, Ultragaz’ subsidiary, LPG International Inc., issued notes in the amount of US$250 million, maturing in December 2015, with annual interest rate of 7.25% paid semiannually, with the first payment made in June 2006. The issue price was 98.75% of the notes’ face value, which represented a total yield for investors of 7.429% per year upon issuance. The notes were guaranteed by the Company and Oxiteno.

As a result of the issuance these notes and the syndicated loan, the Company and its subsidiaries mentioned above are subject to covenants that, among other things:

•

limit transactions with shareholders that hold 5% or more of any class of Capital Stock of the Company, except upon fair and reasonable terms no less favorable to the Company than could be obtained in a comparable arm’s-length transaction with a third-party;

•	require board approval for transactions with related parties totaling more than US$15 million (except transactions with or between subsidiaries);

•	restrict the sale of all or substantially all assets of the Company and its subsidiaries;

•	restrict encumbrances on assets in excess of US$150 million or 15% of the value of consolidated tangible assets;

•	require us to maintain a ratio between consolidated net debt and consolidated EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of no more than 3.5; and

•	require us to maintain a ratio between consolidated EBITDA and consolidated net financial expenses of at least 1.5.

The restrictions imposed on the Company and its subsidiaries are customary for transactions of this nature and have not limited their abilities to conduct their businesses to date.

Indebtedness related to the Ipiranga Group

In connection with the Acquisition, Ultrapar will also assume the net debt of CBPI and DPPI, which, as of December 31, 2006, consisted of:

•

R$706 million in gross financial debt, primarily comprised of R$350 million in debentures issued in 2006 in Brazil, with a 5-year term, at 103.8% of the CDI rate and approximately R$120 million in notes held overseas and due in 2008, with a 9.875% coupon;

•	R$194 million related to pension funds, dividends payable and other contingencies; and

•	R$327 million in cash, cash equivalents and receivables from related parties.

Additionally, Ultrapar’s payment in the Acquisition will be financed by the issuance of debentures in Brazil, as described above in “Item 5.B.—Liquidity and Capital Resources—Sources and uses of funds.”

Investments

Equity investments

The table below shows our investments in shareholding stakes for the years ended December 31, 2006, 2005 and 2004. For more details on these acquisitions see “Item 4.A. Key Information — History and Development of the Company — Investments.”

	Year ended December 31,
Company	2006	2005	2004
	(in millions of reais)
Ultragaz	0.1		10.3
Oxiteno	0.1	—	—
Ultracargo	—	—	—
Others(1)	1.1	—	6.8

Total	1.3	—	17.1

(1)	Share repurchase program included in our consolidated statement of cash flows under “Cash flows from financing activities — Other.”

Investments in permanent assets and deferred charges

The following table sets forth our investments in permanent assets and deferred charges for the years ended December 31, 2006, 2005 and 2004.

	Year ended December 31
	2006	2005	2004
	(in millions of reais)
Ultragaz	115.3	89.4	94.0
Oxiteno	179.0	96.3	86.8
Ultracargo	43.8	44.4	92.2
Others(1)	2.1.4	0.6	0.7

Total capital expenditures	339.6	230.7	273.7
Disposals	(20.7)	(12.0)	(6.0)

Total capital expenditures, net of disposals	318.9	218.7	267.7

(1)	Includes expenditures related to maintenance of our headquarters which is performed by our wholly owned subsidiary Imaven Imóveis e Agropecuária Ltda.

At Ultragaz, our investment strategy has been to expand the small bulk delivery distribution, enhance our assets and to consolidate our geographic coverage. During the years ended December 31, 2006, 2005 and 2004, investments focused on expanding the small bulk market segment (UltraSystem), on fleet renewal and on the replacement of cylinders.

At Oxiteno, during the years ended December 31, 2006, 2005 and 2004, capital expenditures were largely focused on increasing installed production capacity of specialty chemicals, including the construction of fatty alcohols plant in Camaçari, the modernization of industrial plants, and the development of new products.

At Ultracargo, during 2006 we have invested in expanding the Suape terminal and in the maintenance of our existing storage facilities and truck fleet. For the years ended December 31, 2005 and 2004, Ultracargo’s capital expenditures focused on the construction of the Santos terminal and on fleet expansion.

The investment plan for 2007 has a total budget of R$546 million, R$414 million to be invested in Oxiteno, R$100 million in Ultragaz and R$31 million in Ultracargo. Investments at Oxiteno consist of (i) the completion of the fatty alcohols plant, whose opening is scheduled for late 2007, (ii) expansion of ethylene oxide production capacity — a significant part of the expansion of the unit in Mauá and the start of an expansion in Camaçari — and (iii) expansion in the production capacity of specialty chemicals. At Ultragaz, in addition to the investments started in 2006, other investments will be made in information technology to support its distribution structure review program, whereby it implemented a series of initiatives aiming at improving its profitability, including the redesign of its distribution structure in order to optimize its logistics assets, the implementation of new tools for sales channels management and the closing of facilities, among others. At Ultracargo, investments will be allocated to the expansion of its assets, particularly the Aratu terminal in Bahia, which will store palm oil, the main raw material for Oxiteno’s new fatty alcohols plant. Ultracargo will also continue to invest in information technology.

Investments in Connection with the Ipiranga Group

See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments” for more information about Ultrapar’s investment in the acquisition of the Ipiranga Group.

The 2007 capex budget for Ipiranga’s business that Ultrapar will retain following completion of the Acquisition is approximately R$200 million.

U.S. GAAP reconciliation

Our net income under Brazilian GAAP was R$282.1 million, R$299.2 million and R$414.5 million for the years ended December 31, 2006, 2005 and 2004, respectively. Under U.S. GAAP, we had net income of R$280.5 million, R$288.9 million and R$413.3 million, respectively, for the years ended December 31, 2006, 2005 and 2004, respectively.

Our shareholders’ equity under Brazilian GAAP as of December 31, 2006 and 2005 was R$1,933.5 million and R$1,790.1 million, respectively. Under U.S. GAAP, we had shareholders’ equity of R$1,872.9 million and

R$1,730.2 million, respectively, as of December 31, 2006 and 2005. Shareholders’ equity and net income in 2004 and 2005 were retroactively adjusted to reflect changes in accounting policies as from January 2006. See “Item 5.A. Operating and Financial Review and Prospects — Operating Results Critical Accounting Policies and Estimates” and Note 24 I(q) to our consolidated financial statements for more information regarding these changes in accounting policies.

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

C. Research and Development, Patents and Licenses, etc.

Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. As of December 31, 2006, 126 employees of Oxiteno were engaged in research and development and engineering activities. Oxiteno’s research and development expenditures in 2006, 2005 and 2004 were R$18.4 million, R$17.4 million and R$15.4 million, respectively. In 2004, Oxiteno founded its own “Science and Technology Council” (the “Council”) with six of the world’s major specialists in tensoactives being members. The Council, which first met from December 7 to 10, 2004, analyzed critically the company’s research and development projects’ portfolio, as well as the methodology used. Many of these recommendations will enable the company to increase its efficiency in research and development, as well as enlarge its partnerships with international entities. The Council met again in September 2005 and October 2006. In December 2005, Oxiteno signed a contract with PMD — Project Management and Development Co., or PMD, a private Saudi-Arabian company with their head-office in the industrial city of Al Jubail, for the license of technologies for the production of ethanolamines and ethoxylates. The technologies licensed by Oxiteno will be used in the petrochemical complex located in Al Jubail, currently being built by PMD. The plants that will use the Oxiteno technologies will have a production capacity of 100,000 tons/year of ethanolamines and 40,000 tons/year of ethoxylates.

D. Trend Information

In April 2007, we acquired Ipiranga Group’s fuel distribution businesses in the South and Southeast regions of Brazil. See “Item 4.A. Information on the Company— History and Development of the Company—Recent Developments—Acquisition of the Ipiranga Group” for more information about the Acquisition. See “Item 5.A. Operating and Financial Review and Prospects — Effects on Our Future Results of Operations — Acquisition of the Ipiranga Group” for more information on the effects of this transaction on our future results of operations.

E. Off Balance Sheet Arrangements

Our subsidiaries have provided guarantees to financial institutions related to amounts owed to those institutions by certain of their customers (vendor financing). The guarantees have a term of up to 210 days and are equal to the terms of the related financing arrangements. There exists no recourse provision that would enable us or our subsidiaries to recover any amount paid to the financial institutions under these guarantees. In the event that the financial institutions exercise these guarantees, we are entitled to recover the amount paid directly from our customers under the vendor contracts. At December 31, 2006, the maximum potential payment under these guarantees totaled R$34.9 million, which represented a R$1.7 million increase over December 31, 2005. At December 31, 2006, in accordance with Brazilian GAAP, we did not record any liability on our consolidated financial statements related to these guarantees.

This information does not include off balance sheet arrangements that may exist in the Ipiranga Group.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations, as of December 31, 2006:

	Payment due by period
Contractual obligations(1)	Total	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
	(in millions of reais)
Financing	1,549.7	124.0	674.7	59.1	691.9
Estimated interest payments on financing(2)(3)	747.4	129.1	165.9	125.6	326.8
Estimated planned funding of pension and other postretirement benefit obligations(2)	171.1	5.2	11.1	12.3	142.5
Purchase obligations(4)	4,151.9	224.4	486.3	536.1	2,905.1
Operating leases(5)	74.6	4.5	9.0	9.0	52.1

Total contractual obligations	6,694.7	487.2	1,347.0	742.1	4,118.4

(1)	The figures in this table do not include any contractual obligations assumed in connection with the Acquisition. See “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness” for a discussion of the debt obligations that exist in connection with the Acquisition as of the date of this annual report.
(2)	The estimated interest payment amount was calculated based on macro-economic assumptions including, on average for the period, principally (i) a 12% CDI interest rate, (ii) a 3% variation in the reais to U.S. dollar exchange rate, (iii) a 3% inflation rate, and (iv) an 6% TJLP rate. See “Item 5.B. Operating and Financial Review and Prospect — Liquidity and Capital Resources —Indebtedness” and Note 13 to our consolidated financial statements for more information about the maturity of our debt and applicable interest rates. See Note 13 and Note 24 V (e) to our consolidated financial statements for more information on the maturity and the fair value of our swap agreements. See Note 23 to our consolidated financial statements for more information relating to our estimated planned funding of pensions and other post-retirement benefit obligations.
(3)	Includes estimated interest payments on our short- and long-term debt.
(4)

The purchase obligation relates to a long-term contract with Braskem under which we are committed to purchase a minimum quantity ethylene annually. In the event that this commitment is not met, we are obliged to pay a fine of a maximum of 40% of the annual ethylene volume, multiplied by the price of ethylene. This contract does not establish the price of ethylene and for this reason the amount in reais is based on the purchase price as at December 31, 2006. On August 16, 2006, Oxiteno signed a memorandum of understanding, altering the ethylene supply contract with Braskem S.A. described above. The memorandum of understanding regulates new conditions of ethylene supply through 2021, and in 2007 and 2008, Oxiteno will receive an increased volume of ethylene, with the minimum quantity in tons increasing to 180 thousand and 190 thousand, respectively. The new condition provided for in the memorandum of understanding is reflected in the minimum purchase commitments discussed in the table above.

(5)	Our subsidiary company Terminal Químico de Aratu S.A. — Indústria e Comércio has contracts with CODEBA — Companhia Docas do Estado da Bahia, and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its port facilities in Aratu and Suape, respectively. Such contracts establish a minimum cargo movement of products of 1,000,000 tons per year in Aratu, effective through 2022 and 250,000 tons per year in Suape, effective through 2027. If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement based on the port tariff rates on the date established for payment. As of December 31, 2006, these rates were R$3.67 for Aratu and R$3.44 for Suape. The Company has been in compliance with the minimum movement of products since the inception of the contracts.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table lists the current members of our Board of Directors and senior management.

Lender	Position	Years with the Company	Age
Board of Directors
Paulo Guilherme Aguiar Cunha	Chairman	40	67
Lucio de Castro Andrade Filho	Vice Chairman	30	62
Ana Maria Levy Villela Igel	Director	9	64
Renato Ochman	Director	6	47
Nildemar Secches	Director	5	58
Paulo Vieira Belotti	Director	9	75
Olavo Egydio Monteiro de Carvalho	Director	4	65

Executive Officers
Pedro Wongtschowski	Chief Executive Officer	29	61
André Covre	Chief Financial and Investor Relations Officer, Ultrapar	3	36
João Benjamin Parolin	Officer, Oxiteno	21	48
Pedro Jorge Filho	Officer, Ultragaz	29	53
Eduardo de Toledo	Officer, Ultracargo	19	42

Summarized below is information regarding the business experience, areas of experience and principal outside business interest of the current members of our Board of Directors and our senior management.

Paulo Guilherme Aguiar Cunha. Mr. Cunha has been the chairman of our board of directors since 1998 and was our Chief Executive Officer until January 2007. Mr. Cunha was also the chief executive officer of Oxiteno from 1981 to 2006 and a member of the board of directors of Monteiro Aranha since 1997. Mr. Cunha joined Ultrapar in 1967 and was appointed vice president in 1973 and chief executive officer in 1981. Mr. Cunha has also been a member of the National Monetary Council, BNDESPAR, a subsidiary of BNDES, president of the Brazilian Association of Technical Standards — ABNT, and President of IBP, the Brazilian Petroleum Institute. Mr. Cunha is a member of the consulting board of ABIQUIM, the Brazilian Chemical Industry Association, a board member of the Superior Council of Economy and of the Consultative Council for Industry of FIESP, the state of São Paulo Industry Association and ex-President of IEDI — Research Institution for the Industrial Development. Mr. Cunha is also a member of the board of IBMEC Business School and of the board of IPT — Technological Research Institution. Mr. Cunha received a degree in industrial mechanical engineering from Catholic University in Rio de Janeiro in 1962. Mr. Cunha also was a Professor of Engineering at the Catholic University and at the Federal University of Rio de Janeiro from 1963 to 1966.

Lucio de Castro Andrade Filho. Mr. Andrade Filho is the vice chairman of our board of directors since 1998. He was also vice president of Ultrapar from 1982 to 2006. He joined Ultrapar in 1977. Mr. Andrade Filho has held a number of positions with Ultrapar’s subsidiaries in both the LPG as well as logistics, engineering and chemicals segments. Mr. Andrade Filho is also the chief executive officer of GLP — Qualidade Compartilhada, an LPG industry association and a member of the board of directors of the Brazilian Petroleum Institute (Instituto Brasileiro de Petroleo — IBP). Mr. Andrade Filho received degrees in civil engineering and in administration from Mackenzie University in São Paulo in 1968 and 1972, respectively.

Ana Maria Levy Villela Igel. Ms. Villela Igel joined us as a member of the board of directors in October 1998. She is also a member of the board of directors of Ultra S.A. since 1988. She has served as a secretary in the finance department at the United Nations and as a counselor for CIEE — Centro de Integração Empresa Escola, an organization which assists students in transitioning to the professional environment, and as a counselor and member of the executive committee of Alumni Association — Bi-National Cultural Center. She is also involved in several organizations that promote social welfare activities for children and the elderly throughout Brazil.

Renato Ochman. Mr. Ochman joined us in April 2001 as a member of the board of directors. Mr. Ochman is a partner in the law firm Ochman, Real Amadeo Advogados Associados S/C and General Secretary of the Chamber of Commerce and Industry of Brazil-Israel. Mr. Ochman is a member of the Youth’s Committee of the United Nations — Brazil, a member of the Board of Grendene and is also a member of the audit committee of the Association for Assistance to Handicapped Infants. Previously, Mr. Ochman taught commercial law at the Fundação Getúlio Vargas and acted as legal counsel for the Brazilian Association of Supermarkets. Mr. Ochman has obtained a law degree from the Catholic University of Rio Grande do Sul and a commercial law masters degree and post-graduate degree from the Catholic University of São Paulo.

Nildemar Secches. Mr. Secches joined us in April 2002 as a member of the board of directors. Mr. Secches is the chief executive officer of Empresas Perdigão since 1995. Mr. Secches is also Chairman of the board of directors of WEG S.A. From 1972 to 1990, Mr. Secches worked for Banco Nacional de Desenvolvimento Econômico e Social — BNDES, serving as an executive officer from 1987 to 1990. From 1990 to 1994, Mr. Secches served as chief executive officer of Grupo Iochpe-Maxion. Mr. Secches was chief executive officer of ABEF — Brazilian Association of Chicken Producers and Exporters and vice-president of ABIPECS — Brazilian Association of Pork Producers and Exporters Industries. Mr. Secches received a degree in mechanical engineering from the University of São Paulo, a master’s degree in finance from Pontifícia Universidade Católica of Rio de Janeiro and a doctoral degree in economics from the University of Campinas (state of São Paulo).

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

Olavo Egydio Monteiro de Carvalho. Mr. Monteiro de Carvalho joined our company in December 2002 as a member of the board of directors. He is chairman of the board of directors of Monteiro Aranha S.A. and a member on the board of Klabin S.A. He is also a member of the Brazil-United States Business Council, member of the Brazil-Japan Conceptual Group and President of Associação Comercial do Rio de Janeiro . He holds a mechanical engineering degree from Technische Hochschule in Munich.

Pedro Wongtschowski. Mr. Wongtschowski has served as an officer since 1985 and took over the Chief Executive Officer position in January 2007. Mr. Wongtschowski was a member of the board of directors of Ultraprev from 1989 to 2006, and an officer of Oxiteno and Oxiteno Nordeste from 1992 to 2006. Mr. Wongtschowski was employed at our chemical fertilizer company from 1970 until 1972 and rejoined Ultrapar in 1977. Mr. Wongtschowski is a member of the Board of the Brazilian Association for Chemical Engineering, Vice-President of the board of directors of ABIQUIM, Brazilian Chemical Industries Association, and Vice-President of Latin American Petrochemical and Chemical Associations — APLA. Mr. Wongtschowski received a degree in chemical engineering, master’s degree in chemical engineering and a doctoral degree in chemical engineering from the Escola Politécnica da Universidade de São Paulo. Mr. Wongtschowski is the author of the book “Indústria Química — Riscos e Oportunidades” (Chemical Industry — Risks and Opportunities), published in 2002 (2nd edition).

André Covre. Mr. Covre joined Ultrapar in 2003 as Corporate Planning and Investor Relations Director. Mr. Covre has been the company’s Chief Financial and Investor Relations Officer since March 2007. Mr. Covre has 15 years of experience in corporate finance, mergers & acquisitions and capital markets. Mr. Covre began his career with Unisys Corp. in the United States, and was formerly a director of ABN AMRO Capital in Amsterdam, a private equity and venture capital fund. Mr. Covre holds an MBA from INSEAD, in France, and a bachelor degree in government studies from Fundação Getúlio Vargas in São Paulo.

Eduardo de Toledo. Mr Toledo is an officer of Ultrapar since April 2005. He joined the company in 1987 at Ultrapar controlling area. Mr. Toledo was responsible for the treasury department between 1990 and 1996. From 1996 to 2003, he has held the position of Administrative and Controlling Officer at Oxiteno. Mr. Toledo has been Ultracargo’s Chief Operating Officer since 2003. He is also Chairman of the board of directors of Odontoprev S.A. He holds Bachelor of Science degrees in Industrial Engineering (Escola Politécnica da Universidade de São Paulo) and Economics (Faculdade de Economia e Administração da Universidade de São Paulo). Mr. Toledo received a degree in the “International Executive Program” at INSEAD, in Fontainebleau, France in 1995. He taught, for 4 years, the subject of Introduction to Accounting and Expense at Fundação Carlos Alberto Vanzolini — Universidade de São Paulo.

João Benjamin Parolin. Mr. Parolin joined the company in 1986, working in Oxiteno’s commercial area prior to assuming the position of Oxiteno’s Chief Operating Officer. Mr. Parolin formerly served as marketing manager from 1989 to 1992 and sales manager from 1992 to 2000. From 2000 to 2006 he held the Sales Director position at Oxiteno. Prior to joining Oxiteno, he worked in the commercial area at Dow Química S.A. Mr. Parolin received a bachelor degree in chemical engineering from Escola Politécnica da Universidade de São Paulo in 1980, a post-graduation degree in Marketing Administration at Fundação Getúlio Vargas and a master’s degree in business administration from Fundação Instituto de Administração—Universidade de São Paulo in 2003. As a complement to his academic background he attended the STC—Skills, Tools and Competences from Fundação Dom Cabral/J.L Kellogg Graduate School of Management (Northwestern University) in 2000 and the Advanced Management Program at Wharton University in 2005.

Pedro Jorge Filho. Mr. Jorge is an officer of Ultrapar since April 2005. He has been with the company since 1977 and has held a number of positions with the company, including officer at Utingás and Director of Engineering and Marketing at Ultragaz. Mr. Jorge was also responsible for the southeastern and midwest regions. Mr. Jorge Filho became Ultragaz’ Chief Operating Officer in 2002. He earned a degree in Industrial and Chemical Engineering from Universidade Mackenzie. He also earned a certificate from the Advanced Management Program at INSEAD, in Fontainebleau, France in 1998, and from the program “HR’s—Contribution to Continuous Improvement” at Instituto IESE of Universidade de Navarra, Barcelona, Spain in 1999.

B. Compensation

For the year ended December 31, 2006, the aggregate compensation of our directors and executive officers was approximately R$15.9 million. A portion of such amount is represented by variable compensation, dependent on business performance as measured by metrics such as Economic Value Added — EVA and adjusted EBITDA. Except for the expenses related to Ultraprev — Associação de Previdência Complementar, known as Ultraprev, which manages our pension plan, we have not set aside or accrued any additional amounts for pension, retirement or similar benefits for our directors and executive officers. See “Item 6.D.— Employees.”

On April 27, 2001, the General Shareholders’ Meeting approved a plan for granting stock options (“The Stock Option Plan”) to members of management and employees in executive positions in the Company and its subsidiaries. On November 26, 2003, the Extraordinary General Shareholders’ Meeting approved certain amendments to the original plan of 2001 (the “Deferred Stock Plan”). In the Deferred Stock Plan, certain members of management have the voting and economic rights of preferred shares held as treasury stock and the ownership of these shares is retained by Ultrapar. The Deferred Stock Plan provides for the transfer of the ownership of the shares to those eligible members of management after ten years from the initial concession of the rights subject to uninterrupted employment of the Deferred Stock Plan participant by the Company during the period. The Board of Directors determines the number of shares to which each eligible participant shall have rights. The total number of shares to be used for the Deferred Stock Plan is subject to the availability in treasury of such shares. It is incumbent on Ultrapar’s executive officers to select the members of management eligible for the plan and propose the number of shares in each case for approval by the Board of Directors. As of December 31, 2006, the amount granted to the Company’s executives, including tax charges, totaled R$12.3 million. This amount is amortized over a ten year period, the amortization for 2006 amounts to R$0.9 million and is recorded as an operational expense for 2006.

Some of our executive officers are entitled to receive variable compensation dependent on the performance of our company stock over the course of 5 years, or until the end of 2011, payable as a cash bonus at the end of such period if the stock price appreciates at a pre-determined level. As of the date of this annual report, no compensation was paid to our executives based on such methodology.

C. Board Practices

We are managed by our board of directors (i.e., Conselho de Administração) and by our executive officers (i.e., Diretoria). Our Board of Directors consists of seven members, of whom four are independent, non-executive members and two were executive officers until December 2006. Our Board of Directors generally meets quarterly or whenever called by its chairman or by any two directors. During 2006, ten board meetings were held. Each meeting of the Board of Directors requires a quorum of a minimum of three members, including the chairman or the vice-chairman. The Board of Directors is responsible for our general policies, for electing our executive officers and supervising their management, and for deliberating on capital increases up to the authorized capital, distributions of dividends and interest on shareholders’ equity, investments in other companies, our dissolution or incorporation and the appointment of independent auditors. Pursuant to Brazilian law, each member of the Board of Directors must hold at least one of our common or preferred shares and be elected by the holders of our common or preferred shares at the General Shareholders’ Meeting.

Members of the Board of Directors are elected by the common or preferred shareholders for a period of one year and may be reelected. According to Law 10,303/2001, minority shareholders that together hold common shares representing at least 15% of the voting capital, are entitled to appoint one Board member. Holders of preferred shares representing 10% or more of our capital stocks have the right to elect one member of our Board of Directors. If minority holders of our voting and preferred shares do not reach the minimum percentage required for the right to elect a member of the Board of Directors in the manners described above, they may jointly elect a single member to the Board. In this case, such shareholders should jointly represent a minimum of 10% of the corporate capital. Until the general shareholders’ meeting of 2005, preferred shareholders had the right to elect a Board member from a short list of three names drawn up by the controlling shareholder. As from the general shareholders’ meeting of 2006, the election of this member will be unrestricted. In 2002, we granted our minority shareholders the right to elect a member of our Board of Directors, a corporate governance change that Brazilian companies were not required to make until 2006.

Minority holders of voting shares and preferred shareholders must prove uninterrupted title to a shareholding interest in our shares for a period of at least three months immediately prior to the holding of the general shareholders’ meeting in order to exercise their rights related to the election of directors.

Law 10,303/2001 granted members of the Board of Directors elected by minority holders of voting shares and/or preferred shareholders, veto powers over the appointment and dismissal of our independent auditors, provided such veto is reasonably justified.

Executive Officers

Our executive officers include our chief executive officer and a minimum of three and a maximum of five other members. Each of our current executive officers has been appointed by the Board of Directors for a one-year term, which began on April 25, 2007, and they may remain in office until the Board of Directors meeting that will appoint the executive officers in 2008. Sitting members can be reelected for additional one-year terms.

Fiscal Council and Audit Committee Exemption

Brazilian Corporate Law requires us to establish a Fiscal Council (Conselho Fiscal), which may have permanent or non-permanent operations. A Fiscal Council with non-permanent operations is required to be formed when requested by 10% of our voting shareholders or 5% of our non-voting shareholders in a general shareholders’ meeting, but remains in place only until the following general shareholders’ meeting. At such general shareholders’ meeting the Fiscal Council with non-permanent operations may be reconstituted by our shareholders. In July 2005, our bylaws were revised to provide for a Fiscal Council with permanent operations. Our Fiscal Council acts as an audit committee pursuant to the requirements of the Sarbanes-Oxley Act. Under Rule 10A-3(c)(3) of the Exchange Act, non-U.S. issuers, such as Ultrapar, are exempt from the audit committee requirements of Section 303A of the New York Stock Exchange Listed Company Manual if they establish, according to their local law or regulations, another body that acts as an audit committee.

Our Fiscal Council is constituted of five members and their respective alternate members. The Fiscal Council is a separate corporate body independent of our management and our external independent registered public accounting firm. According to the Brazilian Corporate Law, the Fiscal Council must meet at least four times per year. Since its establishment, in July 2005, our Fiscal Council has been meeting on a monthly basis, and in 2006, they held thirteen meetings. Our Fiscal Council is responsible for reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with applicable accounting, internal control and auditing requirements and in compliance with the provisions of Brazilian corporate law; the forms of the CVM and requirements for listing on the BOVESPA; the rules of the SEC and the requirements for listing on the New York Stock Exchange. Our Fiscal Council also (1) makes recommendations to our board of directors regarding the appointment, retention and oversight of our independent auditors, (2) discusses matters related to interim and annual financial statements with the management of the company and the independent auditors, (3) reviews and evaluates the performance of internal auditing and (4) discusses matters related to effectiveness of the internal controls of the company with management and independent auditors. Our Fiscal Council is supporting the implementation by the company of improved procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. Our Fiscal Council may hire outside advisors to assist it with matters related to the course of their duties, and such expenses are covered by the company. The members of our Fiscal Council are elected by our shareholders at the annual general shareholders’ meeting for one-year terms and are eligible for reelection. The terms of the members of our Fiscal Council expire at the next annual general shareholders’ meeting. Under the Brazilian Corporation Law, individuals who are members of our board of directors or our board of executive officers or are employees or spouses or relatives of any member of our management are not eligible to serve on the Fiscal Council. To be eligible to serve on our Fiscal Council, a person must be a resident of Brazil and either a university graduate or has been a company officer or Fiscal Council member of another Brazilian company for at least three years prior to election to our Fiscal Council.

On April 25, 2007, the General Shareholders’ Meeting approved compensation for the members of the Fiscal Council of R$7,000 per month for each effective (non-alternate) member, except for the President of the Fiscal Council, whose compensation was set at R$7,500 per month.

The following table lists the current members of our Fiscal Council and their alternates who served on the Fiscal Council during 2006:

Name	First Year of Appointment
Wolfgang Eberhard Rohrbach	2005
Tania Maria Camilo (alternate)	2006
John Michael Pimenta de Moraes Streithorst	2005
Ricardo José Arruda de Negreiros (alternate)	2005
Flavio César Maia Luz	2005
Argemiro Pasetto Jr. (alternate)	2005
Mário Probst	2005
Katuyoshi Utiyama (alternate)	2005
Raul Murgel Braga	2005
Pedro Ozires Predeus (alternate)	2005

An election of the Fiscal Council was held on April 25, 2007, at which all members were reelected, except for Mr. Argemiro Pasetto Jr., who was replaced by Mr. Márcio Augustus Ribeiro. Summarized below is information regarding the business experience, areas of experience and principal outside business interests of the current members of our Fiscal Council.

Flavio César Maia Luz. Mr. Luz is our Fiscal Council member since 2005. Mr. Luz is corporate and finance Vice-President of Cofra Latin America Ltda – C&A Group since 2001. From 1999 to 2001, Mr. Luz served as executive director and Vice-President of the board of directors at Eletropaulo. From 1976 to 1998, Mr. Luz worked at Duratex, where he occupied the Executive Vice-President position from 1993 to 1998. Mr. Luz received a degree in civil engineering from Escola Politécnica da Universidade de São Paulo and a post-graduate degree in business administration from Escola de Administração de Empresas de São Paulo da Fundação Getúlio Vargas. He also holds certificates of continuing education programs in Finance, Marketing and Mergers & Acquisitions, from Harvard Business School, Stanford University and Wharton Business School, respectively.

Mario Probst. Mr. Probst served as partner at KPMG Auditores Independentes from 1991 to 2004, and is currently retired. Mr. Probst is a member of the board of directors of Fundação Visconde de Porto Seguro, a member of the board of directors at Hospital Alemão Oswaldo Cruz and a member of the Fiscal Council at Odontoprev S.A. Mr. Probst received a degree in business administration from Escola de Administração de Empresas de São Paulo da Fundação Getúlio Vargas and accountancy from Faculdade de Ciências Políticas e Econômicas do Rio de Janeiro.

John Michael Pimenta de Moraes Streithorst. Mr. Streithorst manages the private equity department at Neo Gestão de Recursos Ltda. Mr. Streithorst has formerly served as partner-director of Icatu Equity Partners. Mr. Streithorst has also served as a member of the board of directors and the Fiscal Council of many companies such as Brazil Fast Food (controlling shareholder of Bob’s Fast Food and listed at NASDAQ), American Glass Products, Refrigerantes Frevo and Biscoitos Mabel. He was executive officer at Idéiasnet S.A. and has formerly worked with the Capital Markets and Mergers and Acquisition departments at Banco Icatu and Banco Pactual, respectively. Mr. Streithorst received a degree in Computer Science from Universidade de Campinas — Unicamp.

Raul Murgel Braga. Mr. Braga served as legal consultant at Ultrapar until 1992 and at Getec Group until 1997. He also served as President of Ultraprev, President of the Fiscal Council at Copene-Petroquímica do Nordeste S.A. and Globex, until March, 2002 and April, 2005, respectively, and as a member of the Fiscal Council at Oxiteno S.A. until December 2002. Mr. Braga received a law degree from Faculdade Nacional de Direito da Universidade do Brasil, in Rio de Janeiro.

Wolfgang Ebehard Rohrbach. Mr. Rohrbach is the investment controller at Monteiro Aranha Group, and a member of the Fiscal Council of its affiliates, including Klabin S.A. Mr. Rohrbach also served as member of the Fiscal Council at Ericsson, Volkswagen do Brasil, Matel Tecnologia de Teleinformática S.A. — MATEC and Oxiteno S.A. Indústria e Comércio. As member of the Fiscal Council of Ericsson do Brasil he introduced the Audit Committee in the company. Mr. Rohrbach received a degree in economics from Universidade de São Paulo.

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

D. Employees

As of December 31, 2006, we had 6,885 employees.

The following table sets forth our number of employees per line of business at the dates indicated.

	Number of employees
	2006	2005	2004
Ultragaz	4,424	4,424	4,438
Oxiteno	1,263	1,210	1,121
Ultracargo	981	1,151	966
Others(1)	217	207	199
Ultrapar	6,885	6,992	6,724

(1)	Includes headquarters personnel from the maintenance, IT, finance and accountant departments.

Ultragaz’ employees are covered by collective agreements with the labor unions representing the employees in the LPG industry. According to Brazilian legislation, Oxiteno’s employees are represented by labor unions, and are currently covered by collective agreements, which are renewed annually.

All Ultracargo’s employees are covered by a collective agreement, which incorporates clauses of a social, financial, labor union and labor relations nature signed by the companies, labor unions and employees.

In February 2001, our Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by Ultrapar and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev — Associação de Previdência Complementar, known as Ultraprev, since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective contribution in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective contribution over a period of 5 to 25 years. The sponsoring company does not guarantee the amounts or the duration of the benefits received by each employee that retires. The total number of participating employees as of December 31, 2006 was 5,632.

E. Share Ownership

In accordance with our bylaws, there are two classes of capital stock authorized and outstanding, the common shares and the preferred shares, of which only the common shares have voting rights.

The table below sets forth the number of our total shares (common and preferred shares) beneficially owned by each of our directors and executive officers as of April 30, 2007, including through their participation in our controlling parent company Ultra S.A. Participações.

	Common		Preferred		Total
	Shares	%	Shares	%	Shares	%
Board of directors
Paulo Guilherme Aguiar Cunha(1)	4,414,893	10%	4,448	0%	4,419,341	5%
Lucio de Castro Andrade Filho(1)	1,392,038	3%	3	0%	1,392,041	2%
Ana Maria Levy Villela Igel(1)	9,039,645	18%	83,564	0%	9,123,209	11%
Olavo Egydio Monteiro de Carvalho	406,780	1%	53,884	0%	460,664	1%
Renato Ochman	15	0%	2	0%	17	0%
Nildemar Secches	15	0%	2	0%	17	0%
Paulo Vieira Belotti	15	0%	2	0%	17	0%

Executive officers
Pedro Wongtschowski(1)	592,246	2%	0	0%	592,246	1%
André Covre(2)	—	0%	18,400	0%	18,400	0%
Eduardo de Toledo(2)	—	0%	69,975	0%	69,975	0%
João Benjamin Parolin(2)	—	0%	33,400	0%	33,400	0%
Pedro Jorge Filho(2)	—	0%	69,975	0%	69,975	0%
Board of directors and executive officers	15,845,647	32%	333,655	1%	16,179,302	20%

Total	49,429,897		31,895,512		81,325,409

(1)	Individuals who beneficially own shares primarily through their participation in the holding company Ultra S.A. Participações. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”
(2)	Executives who were granted shares through the Deferred Stock Plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The table below shows the capital stock of Ultrapar as of April 30, 2007:

	Common		Preferred		Total
	Shares	%	Shares	%	Shares	%
Shareholders
Ultra S.A. Participações	32,646,696	66%	12	0%	32,646,708	40%
Parth Investments Company(1)	9,311,730	19%	1,396,759	4%	10,708,489	13%
Monteiro Aranha S.A.	5,212,637	11%	690,494	2%	5,903,131	7%
Ultra-DI Participações S.A.(1)	490,095	1%	73,514	0%	563,609	1%
Others	1,768,739	3%	29,734,733	93%	31,503,472	39%

Total	49,429,897	100%	31,895,512	100%	81,325,409	100%

(1)	Parth Investments Company and Ultra-DI Participações S.A., which together hold 19.8% of our common shares, are controlled by Daisy Igel.

Ownership and Capital Structure of Ultra S.A. Participações

As of April 30, 2007, Ultra S.A. Participações, or Ultra S.A., owned approximately 66% of Ultrapar’s voting shares. Historically, the voting stock of Ultra S.A. was owned primarily by two holding companies, Igel

Participações S.A. and Avaré Participações S.A., owned primarily by members of the Igel family and certain members of our senior management, respectively. Igel Participações S.A. and Avaré Participações S.A. were dissolved on December 16, 2004, and the shares of Ultra owned by these companies were distributed to their respective shareholders.

As of April 30, 2007, the capital stock of Ultra S.A. was owned as follows:

	Common		Preferred		Total
	Shares	%	Shares	%	Shares	%
Shareholders
Fabio Igel	7,518,770	12%	1,768,275	7%	9,287,045	10%
Rogério Igel	4,634,187	7%	1,130,519	4%	5,764,706	7%
Joyce Igel de Castro Andrade	6,876,246	11%	2,062,989	8%	8,939,235	10%
Marcia Igel Joppert	6,876,246	11%	2,062,988	8%	8,939,234	10%
Christy Participações Ltda	6,425,199	10%	4,990,444	20%	11,415,643	13%
Others	3,750,831	6%	932,571	2%	4,683,402	5%

Shareholders	36,081,479	57%	12,947,786	51%	49,029,265	55%

Directors and officers
Paulo Guilherme Aguiar de Cunha	11,974,109	19%	—	—	11,974,109	14%
Ana Maria Levy Villela Igel	9,764,689	15%	12,395,100	49%	22,159,789	25%
Lucio de Castro Andrade Filho	3,775,470	6%	—	—	3,775,470	4%
Pedro Wongtschowski	1,606,301	3%	—	—	1,606,301	2%

Directors and Officers	27,120,569	43%	12,395,100	49%	39,515,669	45%

Total	63,202,048	100%	25,342,886	100%	88,544,934	100%

All of the securities are held in Brazil and there are 18 record holders of these securities in Brazil.

Shareholders’ Agreements

On March 22, 2000, our controlling shareholders entered into a Shareholders’ Agreement designed to ensure the equal treatment of all non-controlling shareholders in the event of any change in control. On May 18, 2004, the Extraordinary General Shareholders Meeting and the Special Meeting of Preferred Shareholders approved an amendment of our bylaws to register tag along rights for all Company shareholders, at 100% of the offer price. The registration of the tag along rights in our bylaws is intended to improve on the rights already conceded through the Shareholders’ Agreement.

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

•

Ultra S.A. shares will be voted in accordance with the instructions of the absolute majority of its common shares except for certain significant matters (including changes to the bylaws of either company, changes to our capital structure, mergers, material acquisitions or sales of assets, and election of Board members) which require the vote of 66% of the common shares;

•

Chairman of our Board of Directors must convene a meeting of, and provide all requested information and available documents to, all parties to the New Shareholders’ Agreement before or after any meeting of our Board of Directors considering key issues such as our strategic plan and general policies, our organizational structure, the election of executive officers, our dividend policy, and any other material decisions as determined by the Board of Directors;

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

Utingás’ bylaws provide for each of its shareholders to use a proportion of Utingás’ total storage capacity equal to such shareholder’s proportionate ownership of Utingás. Accordingly, Ultragaz is entitled to use 4.2 thousand tons of LPG storage capacity at Utingás’ facilities, reflecting Ultragaz’ 56% ownership in Utingás. The amount of payments made by Ultragaz to Utingás in 2006 with respect to the use of storage capacity at Utingás’ facilities totaled R$3.2 million.

See Note 20 to our consolidated financial statements for a detailed breakdown of related party transactions as of December 31, 2006.

C. Interests of Expert and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

For our consolidated financial statements and notes thereto see “Item 18. Financial Statements.”

Dividend and Distribution Policy

Dividend policy

The bylaws of a Brazilian company may establish a minimum percentage of the profit that must be paid to shareholders as mandatory dividends. The amounts due as dividends may be paid as interest on net equity. Our bylaws provide for a mandatory distribution equal to 50% of the Distributable Amount (as defined below). In addition, until May 18, 2004, under our bylaws, the amount we distributed in respect of each preferred share was equal to 110% of the amount we distributed in respect of each of our common shares. On May 18, 2004, we held an Extraordinary General Meeting which approved amendments of our bylaws. The amendments were (i) the inclusion in our bylaws of tag along rights for all of the Company’s shareholders, at 100% of the offer price, which was a provision that was previously provided for in our 2000 shareholders’ agreement; and (ii) to make the dividend right of preferred shareholders equal to those of common shareholders by abolishing the right of preferred shareholders to receive dividends at least 10% higher than those received by common shareholders.

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

Unrealized profits reserves. Under Brazilian corporate law, when the mandatory dividend amount exceeds the realized net profits in a given fiscal year, our shareholders may elect, upon a proposal of our Board of Directors, to allocate some or all of the excess dividend amount to any unrealized profits reserve. Brazilian corporate law defines “realized” net profits as the amount by which the Company’s net profits exceed the sum of (1) its net positive results, if any, from the equity method of accounting for earnings and losses of the Company’s subsidiaries and certain of its affiliates and (2) the profits, gains or returns that will be received by the Company after the end of the next fiscal year. The distributable amount is increased by the profits that were allocated to such reserve when they are realized.

Retained profits reserve. Under Brazilian corporate law, our shareholders may decide to retain a discretionary amount of our net profits that is provided for in a budget approved in the general shareholders’ meeting, upon the proposal of its board of directors, for the expansion of our installations and other investment projects. After the conclusion of the relevant investments, we may retain the reserve until the shareholders approve the transfer of the reserve, in full or in part, to its capital or to the accumulated profits reserve. In accordance with Brazilian corporate law, if a project to which part of the reserve has been allocated has a term exceeding one year, the budget for such project must be approved by the general shareholders’ meeting each fiscal year through the conclusion of the project.

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

A company is permitted to allocate to the unrealized profits reserves all income from equity gains in subsidiaries that are not distributed to the company in the form of cash dividends. When such gains are distributed to the company in the form of cash dividends, the company is required to reverse the reserve. See “Item 3.D. Key Information — Risk Factors — Risks Relating to the Preferred Shares and ADSs.” In addition to the mandatory distribution, the Board of Directors may recommend to the shareholders the payment of interim distributions from other funds that are legally available for such purposes. Any payment of an interim dividend may be set off against the amount of the mandatory dividend distribution for that fiscal year.

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

We declare and pay dividends and/or interest attributed to shareholders’ equity, pursuant to Brazilian corporate law and our bylaws. Our Board of Directors may approve the distribution of dividends and/or interest attributed to shareholders’ equity, calculated based on our annual or semi-annual financial statements or on financial statements relating to shorter periods. The amount of any distributions will depend on a series of factors, such as our financial condition, prospects, macroeconomic conditions, tariff adjustments, regulatory changes, growth strategies and other issues our Board of Directors and our shareholders may consider relevant.

For 2006 and 2005, we declared dividends to our shareholders in the amounts of R$144 million and R$157 million, corresponding to 51% and 53% of our net income for each period, respectively.

The following table sets forth the dividends per share distributed by us with respect to our capital stock in the past five years.

Dividend history

Year declared	Common shares	Preferred shares	Common shares	Preferred shares
	(in reais per share)		(in US$ per share)(1)
2001(2)	4.20	4.63	1.61	1.77
2002(2)	1.00	1.09	0.30	0.33
2003(2)	1.01	1.11	0.34	0.38
2004(2)	2.36	2.36	0.84	0.84
2005	1.94	1.94	0.83	0.83
2006	1.78	1.78	0.83	0.83

(1)	The amounts in reais have been converted into dollars using the exchange rates at each respective payment date.
(2)	Dividends per share were not retroactively adjusted for the stock dividend described under “Item 4.B. Information on the Company – Business Overview.”

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

Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the Custodian on behalf of the Depositary. The Custodian will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the Depositary for distribution to holders of ADSs. See “Description of American Depositary Receipts” in our Registration Statement filed on Form F-1, declared effective on April 12, 2005. In the event that the Custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that may occur before such dividends are converted and remitted. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates” and “Item 3.D. Key Information — Risk factors — Risks Relating to Brazil.” Dividends in respect of the preferred shares paid to shareholders who are not Brazilian residents, including holders of ADSs, are exempt from Brazilian withholding tax except for dividends declared based on profits generated prior to December 31, 1995. Distributions of interest on net worth are currently subject to withholding tax at a rate of 15%, or 25% in the case of a shareholder domiciled in a tax haven. See “Item 10.E. Additional Information — Taxation — Brazilian Tax Consequences.”

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

Labor matters

We are involved in legal proceedings with former and current employees mainly relating to overtime, health and safety premiums and job reintegration. Although we cannot estimate the exact amount involved in these labor claims, we believe in the event they are decided against us they would not, collectively or individually, have a material adverse effect on our financial condition or results of operation. Our total payments relating to labor matters, charged as operational expenses to the consolidated statement of income, were R$5.7 million in 2006, R$3.0 million in 2005 and R$4.2 million in 2004.

The Petrochemical Industry Labor Union, of which the employees of our indirect subsidiary Oxiteno Nordeste S.A. Indústria e Comércio are members, filed a lawsuit against Oxiteno Nordeste in 1990, demanding that Oxiteno Nordeste comply with salary adjustments set forth in applicable collective labor agreements, in lieu of the salary policies Oxiteno Nordeste effectively followed. The union also proposed a new collective bargaining agreement, which included an interpretation and clarification of the fourth clause of the previous collective bargaining agreement, which described the relevant salary policies that Oxiteno Nordeste was to follow. Based on the opinion of our legal counsel, who analyzed the last decision of the Federal Supreme Court (STF) on the collective bargaining agreement as well as the status of the individual lawsuit of our subsidiary regarding such agreement, our management believes that an accrual for a potential loss was not necessary as of December 31, 2006. See Note 19 (a) to our consolidated financial statements.

Civil claims

The civil claims against us relate mainly to accidents originated from fires or explosions of LPG cylinders and traffic accidents with Ultragaz and Ultracargo trucks.

There are also approximately 100 claims filed by former employees of Ultragaz, regarding bodily harm suits in which the plaintiffs are claiming damages for the loss of economic benefit and for pain and suffering arising from labor accidents. According to Ultragaz’ estimate, our exposure in any individual suit ranges from R$30,000 to R$250,000. Such amounts are generally covered by Ultragaz’ third-party insurance policies, subject to the terms of such policies. For those suits involving death or permanent disabilities, the value of the claim is established by the courts and is based on the average salary and age of the victim.

Ultragaz is a defendant in lawsuits relating to damages caused by an explosion in 1996 in a shopping mall in the city of Osasco, State of São Paulo. These lawsuits involve: (i) individual suits filed by victims of the explosion claiming damages from Ultragaz for the loss of economic benefit and for pain and suffering, (ii) indemnifications of management of the shopping mall and its insurance company, and (iii) a class action lawsuit seeking indemnification for material damages and pain and suffering for all the victims injured and deceased. Of the 58 lawsuits adjudicated through December 2006, 57 judgments were rendered in our favor, of which 16 have already been dismissed. The one unfavorable decision, which we may appeal, was for damages in the amount of R$17,000. Ultragaz has insurance coverage for these lawsuits, and the uninsured contingent amount is R$23.6 million. The Company has not recorded any provision for this amount, since it believes the probability of loss is remote. We believe that we have presented evidence that defective gas pipes in the shopping mall caused the accident and that Ultragaz’ on-site LPG storage facilities did not contribute to the explosion.

Tax matters

We filed suits challenging the constitutionality of several taxes applicable to us. Among the main tax matters are individual lawsuits filed by Ultragaz, Oxiteno and some of our subsidiaries against the Brazilian tax authorities contesting the increase in certain taxes introduced by Law 9,718 of November 28, 1998. We obtained injunctions to pay contributions to PIS and COFINS without the changes introduced by Law 9,718 of November 28, 1998 in its original version. The ongoing questioning refers to the levy of these taxes on sources of income other than revenues. The unpaid amounts were recorded in our financial statements, totaling R$14.5 million as of December 31, 2006. In

2006 final decisions were rendered in favor of subsidiaries Ultragaz, Transultra-Armazenagem e Transporte Especializado Ltda., Oxiteno and Ultraquímica Florestal Ltda. (which has been merged into Ultracargo Operações Logísticas e Participações Ltda.), and the subsidiaries reversed the existing provisions in the amount of R$15.9 million, R$1.3 million, R$5.7 million and R$0.6 million, respectively, net of attorney’s fees, as financial income in the statement of income for the year. Likewise, a final decision was rendered in the lawsuit related to subsidiary Oxiteno Nordeste S.A. Indústria e Comércio. As this subsidiary had not obtained an injunction, it overpaid PIS and COFINS in prior periods. The amount of R$26.2, related to the favorable outcome of this lawsuit, net of attorney’s fees, was recorded as financial income and is being used to offset of federal taxes. Although it is a favorable precedent, the decision does not automatically apply to lawsuits filed by other companies, since each company has to await judgment of its own lawsuit. The Company has other subsidiaries whose lawsuits have not been adjudicated in the amount of R$14.1 million, net of attorney’s fees. Utingás has been challenging an ISS (service tax) assessment issued by the municipal government of Santo André, in the state of São Paulo. Utingás’ legal advisors classify the risk as being low, since a significant portion of the lower-court decision on this matter was favorable to Utingás. Utingás’ position is supported by the opinion of a tax specialist. The updated unprovisioned amount of the contingency as of December 31, 2006 was R$33.4 million. We believe that a reserve for a potential loss is not currently necessary.

Oxiteno and its subsidiary Oxiteno Nordeste accrued R$15.6 million for ICMS tax assessments that were adjudicated by lower-level administrative courts. Oxiteno and Oxiteno Nordeste are currently awaiting decision on the appeal.

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

On December 29, 2006 the subsidiaries Oxiteno S.A. Indústria e Comércio, Oxiteno Nordeste S.A. Indústria e Comércio, Companhia Ultragaz and Transultra Armazenamento e Transporte Especializado Ltda filed for an injunction seeking the deduction of ICMS from their PIS and COFINS tax bases.

Ultrapar and its subsidiaries filed a request for injunction seeking not to be subject to the legislation that restricted the offset of corporate income tax (IRPJ) and social contribution (CSLL) tax loss carryforwards computed through December 31, 1994 to 30% of income for the year, as well as petitioning for the full and immediate utilization of supplementary monetary adjustment based on the Consumer Price Index (IPC)/National Treasury Bonds (BTN) for 1990 (Law No. 8.200/91). We believe these to be good precedent for when there is only a postponement of payment of IRPJ and CSLL for the following years, as is the case with the Company’s subsidiaries. Our legal counsel has advised us that the chances of success of a judicial challenge is possible. The contingency is estimated at R$21.4 million.

We have other ongoing administrative and judicial proceedings. Our legal counsel classified the risks relating to these proceedings as possible and/or remote and, therefore, no reserves for potential losses relating to these proceedings have been recorded.

The table below summarizes our provisions related to legal proceedings as of December 31, 2006, 2005 and 2004:

	2006	2005	2004
	(in millions of reais)
Income and social contribution taxes	36.0	9.3	2.9
PIS and COFINS on other gains	14.4	37.0	33.7
ICMS	15.8	14.5	9.4
Other	2.5	—	6.1

Total	68.7	60.8	52.1

Antitrust matters

Ultragaz in Minas Gerais. The subsidiaries Companhia Ultragaz S.A. and SPGás Distribuidora de Gás Ltda. are parties to an administrative proceeding at the SDE (“Secretaria de Direito Econômico”), one of the Brazilian antitrust authorities, in which they have been accused of engaging in anti-competitive practices in the State of Minas Gerais in 2001. In September 2005, the SDE issued a technical notice recommending CADE to rule against the companies involved in this proceeding. We believe that there is no evidence to support the allegations of anti-competitive practices. Our defense includes, among others, that: (i) under the terms of the notice issued by the Company’s chief executive officer on July 4, 2000, the subsidiaries’ employees were forbidden to discuss with third parties matters related to prices and (ii) no consistent proof was attached to the proceeding’s records. In view of the arguments presented by Companhia Ultragaz S.A. and SPGás Distribuidora de Gás Ltda., the fact that the technical notice has no binding effect on CADE’s decision, and our legal counsel’s opinion, the subsidiaries did not record a provision for this issue. Should CADE’s decision be unfavorable, the issue would be brought to judicial courts.

Acquisition of the Ipiranga Group.

On April 17, 2007, the CADE (Administrative Council for Economic Defense) issued a writ of prevention to ensure the reversibility of the acquisitions by Braskem and Petrobras under the Acquisition. On April 25, 2007, CADE’s plenary assembly approved a Transaction Reversibility Preservation Agreement (APRO – “Acordo de Preservação de Reversibilidade da Operação”) with Braskem, that set forth that all the assets acquired by Braskem in the Acquisition will be preserved. With regard to the Ipiraga Group’s fuel distribution business, Petrobrás and Ultrapar were requested to present to CADE an alternative management model that would preserve the competition in the sector. On May 16, CADE approved an APRO with Petrobras regarding the fuel distribution business that replaced and revoked the writ of prevention issued on April 17, 2007. The APRO requests the nomination of an independent manager to administrate the distribution business that Petrobras acquired and establishes guidelines for operating the business. The APRO also imposes restrictions on Petrobras including limitations on asset sales, business reorganizations, changes in commercial policies and lay-offs. The exchange of commercial and strategic data between Ultrapar and Petrobras regarding the fuel distribution business is also restricted in order to protect free competition in the segment. The APRO remains in force until CADE’s final decision. The APRO does not affect the completion of any of the steps of the Acquisition.

B. Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on The New York Stock Exchange, in U.S. dollars, and the preferred shares on the São Paulo Stock Exchange, in reais:

	New York Stock Exchange			São Paulo Stock Exchange
	High	Low	Volume(1)	High	Low	Volume(1)
	(in US$ per ADS)			(in reais per preferred share)
Year ended
December 31, 2002	9.55	5.00	17,582	26.40	18.10	40,360
December 31, 2003	12.97	6.41	16,739	37.70	21.95	39,398
December 31, 2004	20.00	8.70	21,409	53.50	27.10	71,265
December 31, 2005	19.01	13.53	57,368	48.60	31.70	79,784
December 31, 2006	23.27	13.93	57,658	49.66	31.77	64,070

Year ended December 31, 2005
First quarter(2)	19.12	15.28	45,124	48.52	43.06	81,615
Second quarter(2)	19.43	15.35	73,161	45.00	41.10	95,090
Third quarter(2)	18.00	14.13	59,513	41.00	35.10	78,689
Fourth quarter(2)	17.40	13.36	50,841	38.75	32.31	64,515

Year ended December 31, 2006
First quarter	18.05	13.93	96,398	39.20	31.80	73,065
Second quarter	18.97	14.50	48,748	39.40	33.61	58,656
Third quarter	18.40	14.24	37,732	39.19	31.77	55,730
Fourth quarter	23.27	17.72	48,908	49.66	38.00	69,264

Quarter ended March 31, 2007
First quarter(2)	29.40	22.95	65,473	60.90	49.29	124,716

Month ended
November 30, 2006(2)	23.27	19.89	67,700	49.66	42.20	89,589
December 31, 2006(2)	23.24	21.45	42,925	49.48	46.00	57,279
January 31, 2007(2)	25.39	22.95	73,880	53.50	49.51	92,281
February 28, 2007(2)	27.34	23.89	57,499	56.95	50.75	140,533
March 31, 2007(2)	29.40	23.22	64,716	60.90	49.29	142,736
April 30, 2007(2)	32.26	29.95	130,510	65.31	60.80	146,885
May 31, 2007(2)	31.29	29.84	127,929	63.17	59.13	122,626

(1)	Average daily trading volume.
(2)	Prices after giving effect to the stock dividend of 15 shares for each 100 shares approved at our Board of Directors meeting held on February 2, 2005.

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

A. Share Capital

Not applicable.

B. Memorandum and Bylaws

We are registered with the commercial registry of the state of São Paulo under the registration number 35,300,109,724. Pursuant to chapter I, article 3 of our bylaws, our main corporate purpose is the investment of our capital in the trade, industry and agriculture sectors and in companies providing services, upon the subscription for or acquisition of shares or quotas in companies.

More detailed information with respect to our shares, shareholder rights, and limitations on share ownership is incorporated herein by reference to our Registration Statement on Form F-1, Registration Number 333-122496, declared effective by the Securities and Exchange Commission on April 12, 2005.

C. Material Contracts

US$60 million 9% Eurobond

In 1997, our indirect subsidiary Companhia Ultragaz issued US$60 million in a 9% US dollar-denominated Eurobond due in 2005 with a put/call option exercisable in 2002. We and our subsidiary Ultragaz jointly, severally and unconditionally guaranteed this Eurobond and are thus subject to covenants which restrict, among other things, our ability to incur indebtedness, constitute liens, make dividend payments and other distributions and conduct sale-leaseback transactions, mergers and asset sales. None of these covenants have restricted our ability to conduct our ordinary course of business as of the date of this annual report. This Eurobond was purchased in June 2002 by our indirect subsidiary, LPG International Inc., with funds obtained from a syndicated loan, with maturity in August 2004. In January 2004, taking advantage of surplus international liquidity, this syndicated loan was refinanced through a new Eurobond issue by LPG with the same maturity of the original bond. On June 20, 2005, we entered in to a third supplemental indenture to this bond extending its maturity to 2020. Our indirect subsidiary Oxiteno Overseas Corporation is the new holder of the Eurobond, and financed the acquisition of this bond through a US$60 million syndicated loan maturing in June 2008, at an annual interest rate of 5.05%.

March 22, 2000 shareholders agreement

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

September 22, 2004 shareholders agreement

On September 22, 2004, the shareholders of Ultra S.A. entered into a new shareholders’ agreement replacing a prior shareholders’ agreement entered into on May 22, 1997, to ensure the continuation of the controlling shareholder block upon the contemplated dissolution and distribution of Ultra S.A. shares held by its shareholders, Igel Participações S.A. and Avaré Participações S.A. For information regarding the shareholders agreements, see “Item 7. — Major Shareholders and Related Party Transactions — Major Shareholders.”

R$300 million aggregate amount of 102.5% of CDI debentures due 2008

On April 8, 2005, we completed our first issue of debentures, not convertible into shares of Ultrapar, unsecured and without special privileges, amounting to R$300 million with a term of 3 years, at a rate of 102.5% of CDI.

US$250 million aggregate amount of 7.25% notes due 2015

On December 20, 2005, Ultrapar, through its subsidiary LPG International Inc., issued US$250 million in notes in the international market, with the aim of lengthening the company’s debt profile, financing possible acquisitions and other corporate purposes. The notes mature in December 2015, have a coupon of 7.25% per annum and were priced at 98.75% of par value, resulting in a yield to maturity of 7.429% per annum. Standard & Poor’s assigned its BB+ credit rating on a global scale for the company and the securities issued. The credit rating is above the credit rating of Brazilian sovereign debt and only one degree below that of investment grade. The notes:

•	are unsecured unsubordinated obligations of LPG International Inc., ranking equally in right of payment with all existing and future unsecured unsubordinated obligations of LPG International Inc.;

•	are issued in an original aggregate principal amount of US$250,000,000 in minimum denominations of US$100,000 of original principal amount and integral multiples of US$1,000 above such amount;

•

bear interest commencing the date of issue at 7.25% per annum on the outstanding principal amount, payable semiannually on each June 20 and December 20 of each year, commencing June 20, 2006 to holders of record on June 5 or December 5 immediately preceding the interest payment date; and

•	bear interest on overdue principal, and pay interest on overdue interest, at 1% per annum higher than the per annum rate set forth on the cover of the offering memorandum for the notes.

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

The registration statement of the notes was filed on May 15, 2006 and was declared effective by the U.S. Securities and Exchange Commission on May 23, 2006. Ultrapar carried out an exchange offer for its outstanding US$250,000,000 7.25% Notes due 2015, issued on December 20, 2005, which expired at 5:00 p.m. New York City time on June 22, 2006. At the close of the exchange offer, LPG International, Ultrapar and Oxiteno were advised by the exchange agent that an aggregate amount of US$246,000,000 of the old notes had been tendered in exchange for an equivalent amount of new notes. All old notes tendered in exchange for new notes have been accepted and new notes have been issued to the tendering holders of such old notes. The remaining outstanding aggregate amount of old notes is US$4,000,000.

Agreements Related to the Acquisition of the Ipiranga Group—the Transaction Agreements

In March 2007, the Company entered into the Transaction Agreements that together effected its acquisition, along with Petrobras and Braskem, of the Ipiranga Group. Each Transaction Agreement is discussed briefly below and translated in full in this annual report as an exhibit.

Investment Agreement. The Investment Agreement executed by Ultrapar, Petrobras and Braskem on March 18, 2007 and amended on April 18, 2007 (the “Investment Agreement”), which regulates the relationship among the companies, is the principal Transaction Agreement. See “Item 4.A, Information on the Company — Recent Developments — The Acquisition of the Ipiranga Group — Relationship between Ultrapar, Braskem and Petrobras” for more information on the Investment Agreement.

Share Purchase Agreement. On March 18, 2007, Ultrapar, with the consent of Petrobras and Braskem, and the Key Shareholders entered into a Stock Purchase Agreement (“SPA”), which sets forth the conditions of Acquiring Companies’ acquisition of a controlling stake of Ipiranga Group that closed on April 18, 2007.

Target Companies’ Shareholders Agreement. On April 18, 2007, Ultrapar, Petrobras and Braskem entered into a Target Companies Shareholders’ Agreement (the “Target Companies Shareholders’ Agreement”), which sets forth the relationships among Ultrapar, Petrobras and Braskem regarding how the Target Companies’ businesses will be managed.

RPI Shareholders Agreement. On April 18, 2007, Ultrapar, Braskem and Petrobrás entered into an RPI Shareholders’ Agreement (the “RPI Shareholders’ Agreement”), and which sets forth the relationships among Ultrapar, Petrobras and Braskem regarding how the Oil Refining Operations will be managed.

Braskem/Petrobras Asset Security Agreement. On April 18, 2007, Ultrapar, Braskem and Petrobras entered into a Braskem/Petrobras Asset Security Agreement (the “Braskem/Petrobras Asset Security Agreement”), whereby Ultrapar pledged to Braskem and Petrobras, in the proportions of 60% and 40%, respectively, all of its common shares and 50% of the RPI preferred shares it acquired from the Key Shareholders. The shares issued by RPI acquired in the Mandatory Tender Offers will also be pledged in favor of Braskem and Petrobras, in the same proportions. After the exchange offer of the shares of RPI, Ultrapar must ensure that the pledge of RPI’s shares will be substituted by a pledge of ICQ’s shares.

Petrobras Asset Security Agreement. On April 18, 2007, Ultrapar and Petrobras entered into a Petrobras Asset Security Agreement (the “Petrobras Asset Security Agreement”), whereby Ultrapar pledged in favor of Petrobras, 31% of the common shares and 78% of the preferred shares of DPPI that it acquired from the Key Shareholders, as well as 100% of the common shares of CBPI that it acquired from the Key Shareholders. After the Mandatory Tender Offers, Ultrapar will pledge, in substitution for 1,482,751 common shares issued by DPPI, 3,013,903 common shares issued by CBPI that will be acquired, assuming that all the common shares issued by CBPI will be acquired in the Mandatory Tender Offers.

R$889 million aggregate amount of 102.5% of CDI debentures due 2008. To finance part of the Acquisition, on April 11, 2007, we completed a second offering of unsecured debentures in the aggregate principal amount of R$889 million, in two series. The first series in the amount of R$675 million was issued on April 11, 2007. The second series in the amount of R$214 million will be issued upon financial settlement of the Mandatory Tender Offers. For more information see “Item 4.B. Information on the Company — History and Development of the Company — Recent Developments – Acquisition of the Ipiranga Group” and “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources”. The debentures have a term of one year and a rate of 102.5% of CDI.

Other material contracts are described in other sections of this report.

For information regarding the acquisition of Shell Gás, see “Item 4.A. Information on the Company— History and Development of the Company — Investments — Equity Investments.” For information regarding our contract with Braskem relating to the supply of ethylene, see “Item 4.B. Information on the Company — Business Overview — Petrochemicals and Chemicals — Oxiteno — Raw materials,” “Item 5.B. Operating and Financial Review and Prospects — Operating and Financial Results — Liquidity and Capital Reserves — Indebtedness” and “Item 5.F. Operating and Financial Review and Prospects — Tabular Disclosure of Contractual Obligations.”

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

Foreign investors may register their investment in our shares under Law 4,131 of September 3, 1962 or Resolution 2,689 of January 26, 2000, both as amended. Registration under Resolution 2,689 affords favorable tax treatment to non-Brazilian investors who are not residents in a tax haven jurisdiction (i.e. countries that do not impose income tax or where the maximum income tax rate is lower than 20%), as defined by Brazilian tax laws.

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

When the investor operating under the provisions of Resolution 2,689 must be registered with the Brazilian internal revenue service (“Receita Federal”) pursuant to the latter’s Regulatory Instruction 568, dated as of September 8, 2005. This registration process is undertaken by the investor’s legal representative in Brazil.

Securities and other financial assets held by non-Brazilian investors pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or through organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will. See “Item 10.E. Additional Information — Taxation — Brazilian Tax Consequences” for more information.

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

Taxation of dividends. Dividends paid by us, including stock dividends and other dividends paid in property, to the depositary in respect of the preferred shares, or to a Non-Brazilian Holder in respect of preferred shares, are currently exempted from withholding tax in Brazil to the extent that the dividends are paid out of profits as of January 1, 1996. Dividends relating to profits generated prior to January 1, 1996 may be subject to Brazilian withholding tax at varying rates, depending on the year the profits were generated.

Payments of Interest on Capital. Law No. 9,249, dated as of December 26, 1995, as amended, permits Brazilian corporations to make distributions to shareholders of interest on net equity, or interest attributed to shareholders’ equity. These distributions may be paid in cash. Such payments represent a deductible expense from the payor’s corporate income tax and social contribution tax basis. This interest is limited to the daily pro rata variation of the Federal Government’s long-term interest rate, as determined by the Central Bank from time to time, and cannot exceed the greater of:

•

50% of net income (after the social contribution on net profits and before the provision for corporate income tax, and the amounts attributable to shareholders as interest on net equity) for the period in respect of which the payment is made; or

•	50% of the sum of retained profits and profits reserves as of the date of the beginning of the period in respect of which the payment is made.

Any payment of interest on capital to shareholders (including holders of ADSs in respect of preferred shares) is subject to a withholding tax at a rate of 15%, or 25% if the Non-Brazilian Holder is domiciled in a jurisdiction that does not impose income tax or where the maximum income tax rate is lower than 20% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment (“Tax Haven Holder”). These payments may be included, at their net value, as part of any mandatory dividend.

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

Taxation of gains. According to Law no. 10,833/03, the gains recognized on a disposition of assets located in Brazil, such as our preferred shares, by a Non-Brazilian Holder, are subject to income tax in Brazil. This rule is applicable regardless of whether the disposition is conducted in Brazil or abroad and/or if the disposition is made or not to an individual or entity resident or domiciled in Brazil.

As a general rule, capital gains realized as a result of a disposition transaction are the positive difference between the amount realized on the disposition of the preferred shares and the respective acquisition cost. There is a controversy regarding the currency that should be considered for the purposes of determining the acquisition cost of the investment in Brazil, more specifically if such cost of acquisition is to be determined in foreign or local currency.

Capital gains realized by Non-Brazilian Holders on the disposition of preferred shares sold on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

•

are exempt from income tax, when realized by a Non-Brazilian Holder that (i) has registered its investment in Brazil before the Central Bank under the rules of the Brazilian Monetary Counsel (“Registered Holder”) and (ii) is not a Tax Haven Holder; and

•

are subject to income tax at a rate of 15% with respect to gains realized by a Non-Brazilian Holder that is not a Registered Holder (including a Non-Brazilian Holder who qualifies under Law No. 4.131) and gains earned by Tax Haven Holders that are Registered Holders.

A withholding income tax of 0.005% shall be applicable and can be offset against any income tax due on the capital gain.

Any other gains realized on the disposition of preferred shares that are sold on the Brazilian stock exchange:

•	are subject to income tax at a rate of 15% when realized by any Non-Brazilian Holder that is not a Tax Haven Holder, no matter if a Registered Holder or not; and

•	are subject to income tax at a rate of 25% when realized by a Tax Haven Holder, no matter if a Registered Holder or not.

In the cases above, if the gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and can be offset against any income tax due on the capital gain.

Any exercise of preemptive rights relating to preferred shares will not be subject to Brazilian income tax. Gains realized by a Non-Brazilian Holder on the disposition of preemptive rights will be subject to Brazilian income tax according to the same rules applicable to disposition of preferred shares.

There can be no assurance that the current favorable tax treatment of Registered Holders will continue in the future.

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

Gains on the exchange of ADS for preferred shares

The exchange of ADSs for preferred shares is not subject to Brazilian tax. Non-Brazilian Holders may exchange their ADSs for the underlying preferred shares, sell the preferred shares on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days from the date of exchange (in reliance on the depositary’s electronic registration), with no tax consequences.

Upon receipt of the underlying preferred shares in exchange for ADSs, Non-Brazilian Holders may also elect to register with the Central Bank the U.S. dollar value of such preferred shares as a foreign portfolio investment under the rules of the Brazilian Monetary Counsel, which will entitle them to the tax treatment referred above in connection with Registered Holders.

Alternatively, the Non-Brazilian Holder is also entitled to register with the Central Bank the U.S. dollar value of such preferred shares as a foreign direct investment under Law 4,131/62, in which case the respective sale would be subject to the tax treatment of Non-Brazilian Holders that are not Registered Holders.

Gains on the exchange of preferred shares for ADS

The deposit of preferred shares in exchange for the ADSs may be subject to Brazilian income tax on capital gains if the amount previously registered with the Central Bank as a foreign investment in preferred shares (4,131 investor) or, in the case of Registered Holders, the acquisition cost of the preferred shares, as the case may be, is lower than:

•	the average price per preferred share on the Brazilian stock exchange on which the greatest number of such preferred shares were sold on the day of the deposit; or

•	if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold during the 15 preceding trading sessions.

The difference between the amount previously registered, or the acquisition cost, as the case may be, and the average price of the preferred shares, calculated as set forth above, is considered a capital gain subject to income tax at a rate of 15%, or 25% for Tax Haven Holders.

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

Considering that CPMF applies on the movement of funds out of the Brazilian banking accounts, the tax is not likely to apply on transactions with ADSs, except if it involves a Brazilian source of payment. Therefore, each such investor should consult its own legal and financial advisors with respect to the applicability of CPMF to its purchase as well as other tax consequences of such investment.

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

This discussion applies to you only if you are a “U.S. Holder.” For purposes of this discussion, a “U.S. Holder” is a beneficial owner of preferred shares or ADSs that is for U.S. federal income tax purposes (i) a citizen or resident of the United States of America, (ii) a corporation, or other entity taxable as a corporation, organized under the laws of the United States of America or any political subdivision thereof or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source. We believe, and this discussion assumes, that we are not, and will not become, a passive foreign investment company (as discussed below).

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

Taxation of dividends. Distributions paid with respect to preferred shares will be includable in the income of a U.S. Holder as ordinary dividend income to the extent paid out of current or accumulated earnings and profits of Ultrapar, as determined for U.S. federal income tax purposes. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, under current law, dividends received by non-corporate U.S. Holders on preferred shares or ADSs may be subject to U.S. federal income tax at lower rates (generally 15%) than other types of ordinary income. U.S. Holders should consult their own tax advisors regarding the availability of this lower tax rate in their particular circumstances. For purposes of these rules, the amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. In addition, the taxable amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed, if any, and the amount of a distribution paid in reais will be measured by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by the depositary, in the case of ADSs, or the U.S. Holder, in the case of preferred shares directly held by a U.S. Holder. The U.S. Holder may have foreign currency gain or loss if the amount of such dividend is not converted into U.S. dollars on the date of its receipt.

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

Taxation of capital gains. Gain or loss realized by a U.S. Holder upon the sale, exchange or other disposition of a preferred share or ADS will be subject to United States federal income tax as U.S. source capital gain or loss in an amount equal to the difference between the amount realized on the disposition of the preferred share or ADS and the U.S. Holder’s tax basis in the preferred share or ADS. The gain or loss will be long term capital gain or loss if the U.S. Holder’s holding period in the preferred share or ADS exceeds one year. If a Brazilian income tax is imposed on the sale or disposition of preferred shares or ADS, and the U.S. Holder does not receive significant foreign source income from other sources, the U.S. Holder may not be able effectively to credit such Brazilian tax against its U.S. tax liability. U.S. Holders should consult their tax advisors regarding the U.S. federal tax treatment of capital gains, which may be taxed at lower rates than ordinary income for individuals, and losses, the deductibility of which is subject to limitations.

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

United States backup withholding and information reporting. Payment of dividends and other proceeds in connection with the preferred shares or ADSs made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless the U.S. Holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) in the case of backup withholding, provides a taxpayer identification number on a properly completed Internal Revenue Service Form W-9 or a substitute form and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding is creditable against the U.S. Holder’s federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Statements contained in this annual report as to the contents of any contract or other document referred to are not necessarily complete, and each of these statements is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit hereto. A copy of the complete annual report including the exhibits and schedules filed herewith may be inspected without charge at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC’s regional offices located at 233 Broadway, New York, N.Y., 10279 and North Western Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 – 2511. Copies of such materials may be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports and other information may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which ADSs are listed. In addition the SEC maintains a website that contains information filed electronically with the SEC, which can be accessed over the Internet at http://www.sec.gov.

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

Interest rate risk

Substantially all of our debt obligations in reais are subject to variable rates of interest based on either the TJLP, the CDI interest rate or the IGP-M inflation index. Our foreign currency borrowings, however, are substantially subject to fixed rates of interest. As of December 31, 2006, we did not have any derivative contracts outstanding which could limit exposure to variations in the TJLP or the IGP-M, primarily because such instruments are not available in the Brazilian market at reasonable prices. Nevertheless, our exposure to interest rate risk is partially limited by our Brazilian currency variable interest investments, which generally earn the overnight interest rates paid on CDI. In addition to the exposure with respect to existing borrowings, we would be exposed to interest rate volatility with respect to any future debt issuance.

The table below provides information as of December 31, 2006 about our debt obligations in foreign currency and in reais that are subject to variable and fixed rates of interest. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates and interest rates:

Debt	Average interest rate	Fair value	Outstanding debt R$	Principal by year of maturity*
				2007	2008	2009	2010	2011 and thereafter
	(in millions of reais)
U.S. dollar borrowings	7.2%	862.0	841.4	8.2	137.5	27.9	2.2	665.6
Borrowings indexed to the UMBNDES	9.7%	13.3	12.9	6.0	3.8	2.5	0.6	—
Borrowings indexed to the TIIE + MX$	1.5%	15.8	15.8	3.9	4.1	4.1	2.1	1.6
Borrowings indexed to the TJLP	2.5%	291.0	287.5	79.6	81.6	65.9	30.3	30.1
Borrowings indexed to the CDI	102.5 of CDI %	312.8	312.8	12.8	300.0	—	—	—
Borrowings indexed to the IGP-M	6.5%	7.0	7.0	4.7	2.3	—	—	—
Borrowings indexed to the FNE (1)	11.9%	22.5	19.8	0.2	—	1.1	2.2	16.3
Others		0.2	0.2	0.2	—	—	—	—

Subtotal		1,524.6	1,497.4	115.6	529.3	101.5	37.4	713.6
Unrealized losses on swaps transactions		53.5	52.3	8.4	43.9	—	—	—

Total		1,578.1	1,549.7	124.0	573.2	101.5	37.4	713.6

*	Figures in 2007 include interest accrued until December 31, 2006.
(1)	Accounts for a 15% reduction in the interest rate as a premium for complying with established payment dates.

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

The table below presents our U.S. dollar net swap position at December 31, 2006:

	Maturity
Swap	2007	2008	2009 and thereafter
Notional amount of swaps (in millions of reais)(1)	28.8	117.0
Average receiving rate	US$ + 2.39%	US$ + 5.08%
Average payment rate(2)	100% CDI + 3.68%	100% CDI + 0.21%

(1)	Notional amount converted according to the commercial selling rate reported by Banco Central do Brasil (PTAX) at December 31, 2006.
(2)	CDI — Interbank Certificate of Deposit Rate.

We also manage the foreign exchange risks related to our U.S. dollar denominated and Mexican currency denominated assets through foreign currency hedge contracts, as follows:

	Maturity
Zero Cost Collar	2007	2008	2009 and thereafter
Notional amount of swaps (in millions of reais)(1)	27.8	—	—
Average receiving rate	US$ Below MX$/USD	—	—
Average payment rate(2)	11.1140	—	—

(1)	Notional amount converted according to the commercial selling rate reported by Banco Central do Brasil (PTAX) at December 31, 2006.
(2)	MX$ is the Mexican currency.

Maturity
Swap	2007
Notional amount of swaps (in millions of reais)(1)	103.7
Average receiving rate	100 % CDI + 2.33%
Average payment rate	US$ + 3.18%

(1)	Notional amount converted according to the commercial selling rate reported by Banco Central do Brasil (PTAX) at December 31, 2006.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

At the Special Meeting of the Preferred Shareholders of Ultrapar held on May 18, 2004, our preferred shareholders approved a change in dividend rights to make the dividend right of preferred shareholders equal to those of common shareholders by abolishing the right of preferred shareholders to receive dividends that are at least 10% higher than those received by common shareholders.

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

On September 22, 2004, the shareholders of Ultra S.A., a holding company that controls Ultrapar, signed a shareholders’ agreement that primarily aimed at maintaining the controlling shareholder block in Ultrapar. For more information, see “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.”

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

As of December 31, 2006, under management’s supervision and with its participation, including our chief executive officer and chief financial officer, we performed an evaluation of our disclosure controls and procedures for the period relating to the information contained in this 20F report. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective as of December 31, 2006 at the reasonable assurance level for the purpose of collecting, analyzing and disclosing the information that we are required to disclose in the reports we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Ultrapar’s internal control system was designed to provide reasonable assurance as to the integrity and reliability of the published financial statements. All internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable assurance that the objectives of the control system are met.

Management evaluated the internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO and Chief Financial Officer, or CFO as of December 31, 2006. Management evaluated the effectiveness of our internal control over financial reporting based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. Ultrapar’s management concluded that as of December 31, 2006, our internal control over financial reporting were adequate and effective, based on those criteria.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes, has issued an attestation report on management’s assessment of our internal controls over financial reporting as of December 31, 2006. The report on the audit of our internal control over financial reporting is included below.

(c) Attestation Report of the Registered Public Accounting Firm

The Report of independent registered public accounting firm on internal control over financial reporting issued by our independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes, is presented below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of

Ultrapar Participações S.A.

1.	We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Ultrapar Participações S.A. and subsidiaries (the “Ultrapar”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations – COSO – of the Treadway Commission. Ultrapar’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of Ultrapar’s internal control over financial reporting based on our audit.

2.	We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

3.	A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

4.	Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

5.	In our opinion, management’s assessment that Ultrapar maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations – COSO – of the Treadway Commission. Also in our opinion, Ultrapar maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations – COSO – of the Treadway Commission.

6.	We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2006 of Ultrapar and our report dated January 31, 2007, except for the Notes 24 and 25 as to which the date is May 24, 2007, expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Deloitte Touche Tohmatsu Auditores Independentes

São Paulo, Brazil

January 31, 2007, except for the control activities related to the Notes 24 and 25 of the Ultrapar’s financial statements as to which the date is May 24, 2007.”

(d) Changes in Internal Control over Financial Reporting

There have been no significant changes in our internal controls over financial reporting or other factors during the annual period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16.	[Reserved]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

In July 2005, our bylaws were revised to provide for the establishment of a Fiscal Council with permanent operations constituted of no less than three and no more than five members and their respective alternate members. The Fiscal Council is a separate corporate body independent of our management and our external independent registered public accounting firm.

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

In 2004 we established a code of ethics which covered (i) the Board of Directors; (ii) the Executive Board (including the chief executive officer and the chief financial officer); (iii) the Fiscal Council of Ultrapar; (iv) the Board of Directors and Executive Board of its subsidiaries; and (v) remaining bodies with technical or advisory functions that are directly subordinated to the Board of Directors, to the Executive Board or to the Fiscal Committee of Ultrapar. In 2006 our code of ethics was modified to cover all our employees. The objective of this code is (i) to reduce the subjectivity of personal interpretations of ethical principles; (ii) to be a formal and institutional benchmark for the professional conduct of the employees, including the ethical handling of actual or apparent conflicts of interests, becoming a standard for the internal and external relationship of the Company with its stakeholders, namely: shareholders, clients, employees, partners, suppliers, service providers, labor unions, competitors, society, government and the communities in which it operates; and (iii) to ensure that the daily concerns with efficiency, competitiveness and profitability do not override ethical behavior.

You can obtain a copy of our code of ethics, free of charge, at our website (www.ultra.com.br), or by requesting a copy from the Investor Relations Department (e-mail: invest@ultra.com.br).

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The relationship with our independent auditors in respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the auditor. Our board of directors approves our financial statements, the performance by our auditors of audit and permissible non-audit services, and associated fees, supported by our Fiscal Council, which acts as an audit committee pursuant to the requirements of the Sarbanes-Oxley Act. See “Item 6.C. Directors, Senior Management and Employees — Board Practices — Fiscal Council and Audit Committee” for more information about the responsibilities of the Fiscal Council. For the fiscal years ending December 31, 2006, 2005, 2004, 2003 and 2002, Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”) acted as our independent registered public accounting firm.

The following table describes the total amount billed to us by Deloitte for services performed in 2006 and 2005 and the respective remuneration for these services.

	2006	2005
	(in thousands of reais)
Audit Fees	1,430.9	1,116.1
Audit Related Fees	120.7	347.1
Tax Fees	68.5	76.1
All Other Fees	—	—
Total Consolidated Audit Fees	1,620.1	1,539.3

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

In July 2005, our bylaws were revised to provide for the establishment of a Fiscal Council with permanent operations. Our Fiscal Council also meets the requirements for exemption from audit committee independence pursuant to the requirements of the Sarbanes-Oxley Act. Under Rule 10A-3(c)(3) of the Exchange Act, non-U.S. issuers, such as Ultrapar, are exempt from the audit committee independence requirements of Section 303A of the New York Stock Exchange Listed Company Manual if they establish, according to their local law or regulations, another body that meets certain requirements. See “Item 6C. Directors, Senior Management and Employees — Fiscal Council and Audit Committee Exemption.”

The Fiscal Council meets the following requirements of the general exemption contained in Rule 10A-3(c)(3):

•	the Fiscal Council is established pursuant to Brazilian Corporate Law and our bylaws;

•	under the requirements of Brazilian Corporate Law, our Fiscal Council is a separate body from our board of directors;

•	the Fiscal Council is not elected by Ultrapar’s management and no executive officer of Ultrapar is a member of the Fiscal Council;

•	all of the members of the Fiscal Council meet the independence requirements from Ultrapar, the management and the auditors, as set forth by Brazilian Corporate Law and/or listing provisions in Brazil;

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

In August 2006, the Board of Directors approved a share repurchase program with a 12-month term under which we can acquire our own preferred shares at market price and hold them in treasury for subsequent sale or cancellation. The maximum number of shares that may be repurchased is 2,723,106 shares. The total shares repurchased through December 31, 2006 under this program, were 30,800 preferred shares, as follows:

Period	Total number of shares repurchased	Average price per share in reais	Total number of shares repurchased as part of publicly announced plans or programs	Maximum number of shares that may yet be repurchased under the plans or program
August 2, 2006 – August 31, 2006*	29,900	36.47	29,900	2,693,206
September 1, 2006 – September 30, 2006	900	37.48	900	2,692,306
October 1, 2006 – October 31, 2006	0		0	2,692,306
November 1, 2006 – November 30, 2006	0		0	2,692,306
December 1, 2006 – December 31, 2006	0		0	2,692,306
Total shares repurchased during 2006	30,800		30,800

*	Our share repurchase program began on August 2, 2006, before which we had no other share repurchase program that year.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

We file the following consolidated financial statements together with the reports of independent registered public accountants firms, as part of this annual report:

ITEM 19.	EXHIBITS

We are filing the following documents as part of this Annual Report Form 20F:

1.1	Bylaws of Ultrapar, as amended on April 27, 2006.

2.1	Shareholders’ Agreement dated March 22, 2000

2.2	Shareholders’ Agreement dated September 22, 2004 (incorporated by reference to Exhibit 10.3 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005).

2.3	Indenture in respect of the 1st issue of simple, non-convertible debentures, unsecured and without special privileges, in a single series, for public distribution, dated of February 16, 2005 (incorporated by reference our report on Form 6-K filed on March 1, 2005).

2.4	Indenture, dated as of December 20, 2005, among LPG International Inc., as Issuer, Ultrapar Participações S.A. and Oxiteno S.A. Indústria e Comércio, as Guarantors, JPMorgan Chase Bank, N.A., as Trustee, Transfer Agent and Registrar, J.P. Morgan Trust Bank LTD., as Principal Payment Agent and J.P. Morgan Bank Luxembourg S.A., as Luxembourg Paying Agent, Luxembourg Transfer Agent and Luxembourg Listing Agent (incorporated by reference to Exhibit 2.2 to Form 20-F of Ultrapar Participações S.A. filed on May 5, 2006).

2.5	Amendment dated as of March 31, 2006 to the Indenture dated as of December 20, 2005 (incorporated by reference to Exhibit 2.3 to Form 20-F of Ultrapar Participações S.A. filed on May 5, 2006).

2.6	Indenture regarding first tranche of the issuance of debentures in Brazil totaling R$675 million in connection with the Ipiranga Acquisition — English Translation.

2.7	Target Companies’ Shareholders Agreement entered into by and among Ultrapar, Petrobrás and Braskem, dated April 18, 2007 — English Translation.

2.8	RPI Shareholders Agreement entered into by and among Ultrapar, Petrobrás and Braskem, dated April 18, 2007 — English Translation.

4.1	Share Sale and Purchase Agreement related to the sale and purchase of the entire share capital of Shell Gás (LPG) Brasil S.A. (incorporated by reference to Exhibit 10.2 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005).

4.2	Form of agreement between Ultragaz and independent dealers (incorporated by reference to Exhibit 10.4 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005).

4.3	Take or pay agreement between Tequimar and CODEBA (incorporated by reference to Exhibit 10.5 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005).

4.4	The Investment Agreement entered into by and among Ultrapar, Petrobras and Braskem dated March 18, 2007 — English translation, as amended by the Amendment to Investment Agreement entered into by and among Ultrapar, Petrobras and Braskem dated April 18, 2007 — English Summary.

4.5	Share Purchase Agreement entered into by and among Ultrapar, Petrobrás, Braskem and the Key Shareholders of RPI, DPPI and CBPI, dated April 18, 2007— English Summary.

4.6	Braskem/Petrobrás Asset Security Agreement entered into by and among Ultrapar, Petrobrás and Braskem, dated April 18, 2007 — English Summary.

4.7	Petrobrás Asset Security Agreement entered into by and among Ultrapar, Petrobrás and Braskem, dated April 18, 2007 — English Summary.

6.1	Statement regarding computation of per share earnings (incorporated by reference to Note 24(V)(a) to our consolidated financial statements included in this annual report).

8.1	List of subsidiaries of Ultrapar (incorporated by reference to Note 3(a) to our consolidated financial statements included in this annual report).

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Documentation with respect to our corporate restructuring of 2002 (incorporated by reference in Forms 6-K, filed with the SEC on October 15, 2002, November 1, 2002 and December 6, 2002).

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

GLOSSARY OF PETROCHEMICAL INDUSTRY TERMS

Acetates	Chemical substances derived from acetic acid, which are used as solvents in the production of paints and coatings.

Acetic Acid	One of the largest produced organic acids and is used in the production of acetates.

Acrylates	Derivatives from acrylic acid, that are used in the plastic industry.

Acrylonitrile	Derivative compounds from propylene having a nitrile group.

Alcohol	Flammable liquid obtained by fermentation of sugary substances, or by synthetics operations.

Alcohol Sulfates	Fatty alcohol-derived sulfates, with surfactant characteristics, mainly used in the production of detergents.

Alkanolamides	Substances produced by reaction of fatty acids with alcanolamines, mainly used as emulsifiers in cosmetic preparation.

Alkyl Benzene	Substance with an aromatic ring and an aliphatic chain.

Aromatics	A major group of organic chemical compounds with a ring shaped carbon chain. Aromatics are derived chiefly from petroleum and coal tar, and used to make a broad range of downstream chemical products.

Butadiene	By-product of the cracking process; used primarily as a feedstock for synthetic rubber, elastomers and fibers.

Butyl Alcohol	An alcohol used primarily in the production of solvents and plasticizers.

Commodity Chemicals	A term applied to chemical substances, which are sold on a generic basis and, unlike specialty chemicals, are not generally manufactured to meet specific end-use performance characteristics.

Condensed Naphthalene	Polymer mainly used as a super-fluidizer and curing agent for cement preparation.

Crackers	First generation companies that thermally breakdown or “crack” ethane, naphtha and gas oil into basic petrochemicals, such as ethylene and propylene.

Dispersants	Class of chemicals whose main property is to maintain the stability of a mixture by preventing particles from settling out of the mixture.

EDC	Ethylene Dichloride, raw material of VCM.

Elastomer	Broad category of “rubber” polymers which may be natural or synthetic, such as natural rubber, nitrile rubber and styrene-butadiene rubbers.

Emulsifiers	A class of chemical generally used to promote the dispersion of materials throughout a solution or mixture.

Ethanol	Flammable liquid obtained by fermentation of sugary substances, largely used as fuel for vehicles.

Ethanolamines	Ethanolamines, comprising mono-, di-, and tri-ethanolamines, are clear, non-flammable, liquids at atmospheric pressure and room temperature conditions, and are produced from ethylene oxide and ammonium.

Ethers	Organic compound with one oxygen atom interpoled between two carbon atoms.

Ethoxylated Alcohol	Produced by reaction of ethylene oxide with alcohols. Ethoxylated alcohols are used mainly as surfactants.

Ethoxylated Alkylphenols	Ethoxylated alkylphenols range from clear liquids to colored solids and is produced by the reaction of ethylene oxide with alkylphenol.

Ethoxylated Fatty Alcohols	Substances produced by reaction of ethylene oxide with fatty alcohols and are used mainly as a raw material for detergent production.

Ethoxylated Fatty Amines	Substances produced by reaction of ethylene oxide with fatty amines and are used mainly as emulsifiers for agrochemicals.

Ethoxylated Fatty Esters	Substances produced by reaction of ethylene oxide with hydroxylated fatty esters and are used mainly as emulsifiers in the cosmetic industry.

Ethoxylated Sorbitan Esters	Substances produced by reaction of ethylene oxide with sorbitan esters and are mainly used as food emulsifiers, especially for bakery products.

Ethyl Alcohol	A flammable liquid known as ethanol. It is used as automotive fuel, alone or in mixture with gasoline, and as a solvent in personal care products, such as aftershave lotion and mouthwashes.

Ethylene	A chemical substance, mainly derived from thermal cracking of ethane, gas oil and naphtha, and used to make polyethylene and many organic chemical intermediates, such as ethylene oxide, vinyl chloride, styrene and acetaldehyde.

Ethylene Glycols	Includes mono-, di-, tri- and other ethylene glycols. Mono-ethylene glycol or MEG is a clear, non-flammable, non-volatile liquid at room temperature and atmospheric pressure. Ethylene glycols are produced from ethylene oxide.

Ethylene Oxide	Ethylene oxide is a colorless and highly flammable gas at room temperature and atmospheric pressure and is produced by catalytic partial oxidation of ethylene by oxygen, at high temperature and pressure.

Fatty Alcohols	Fatty alcohols are alcohols derived from fat or vegetable oil (natural fatty alcohol) or petrochemical sources (synthetic fatty alcohol), largely used in the cosmetics and detergents production.

First Generation Company	A petrochemical cracker.

Fuels	Any substance that involves energy in a chemical reaction.

Glycol Ether Acetate	Flammable liquids at room temperature and atmospheric pressure produced by reaction with acetic acid and glycol ether.

Glycols	Alcohols containing two hydroxyl groups.

Glycol Ethers	Substances produced by reaction of ethylene oxide and an alcohol, or methyl, ethyl and butyl alcohol.

Hydraulic Fluids	Mixture of high molecular weight glycols and glycol ethers used as cooling medium and mechanical action transmitters in automotive braking systems.

Lauryl Alcohol	Substance of twelve-carbon fatty alcohol raw material for ethoxylated fatty alcohol, alcohol sulfate and ethoxylated alcohol sulfate production, which are intermediates for detergent production.

Linear Alkyl Benzene (LAB)	Straight chain alkyl benzene used as surfactant intermediate.

Linear Alkyl Sulphonate (LAS)	Straight chain alkyl benzene sulfate used as surfactant intermediate.

Lubricants	Broad class of chemicals which are generally used to provide a film between the moving parts of machines and engines.

Methyl Ethyl Ketone (MEK)	A clear, volatile, flammables liquid at room temperature and atmospheric pressure and is mainly used as a solvent.

Metric Ton	Equal to 1,000 kilograms (2,204.62 pounds).

Naphtha	A by-product of crude oil refining which is used by crackers as feedstock.

Nitrile	Organic compound containing CN group.

Normal Paraffins	Class of aliphatic hydrocarbons with a single carbon chain.

Olefin	Hydrocarbons with double bonds with the general chemical formula CnH2n. Olefins, along with aromatics, are produced mainly in crackers and are regarded as the “building blocks” of the petrochemical industry.

Paraxylene	Organic compound with two methyl radicals in p-position.

PET	Polyethylene terephthalate, a polymer produced by polycondensation of ethylene glycol with either Dimethyl Terephthalate, or therephtalic acid. Used to produce fibers, resins and packaging such as carbonated soft drink bottles (PET bottle grade).

Phosphate Esters	Phosphoric acid derived esters, used primarily as “detergent builders” in powder detergent production.

Polyethylene	Intermediate petrochemical produced by second generation companies from ethylene; used in many plastic applications.

Polyethylene Glycols	Ethylene oxide derived polymers used in many applications, including as fillers, lubricants and viscosity builders.

Polystyrene	Intermediate petrochemical produced by second generation companies from styrene.

Polyvinyl Chloride	Intermediate petrochemical produced by companies from basic petrochemicals.

Propylene	A chemical substance, mainly derived as a co-product with ethylene through the cracking process of gas oil or naphtha, often used to make polypropylene, which is a common plastic.

Rafinate II	A by-product of naphtha cracking mainly composed of butane and used in the production of MEK.

Sec-Butanol	A secondary four-carbon atom alcohol obtained by the hydration of butanes, contained in raffinate II. Sec-butanol is the raw material for methyl-ethyl-ketone production.

Second Generation Company	A producer of intermediate chemical products based largely on raw materials purchased from upstream, first generation companies, also known as crackers.

Softeners	A class of surfactant products mainly used as co-agents in the textile industry and domestic laundries.

Solvents	Chemical compounds, usually in liquid form, capable of dissolving another substance; often used as a medium in which other chemical reactions may take place.

Sorbitan Esters	Substances produced by the reaction of sorbitan with fatty acids used as a raw material for ethoxylated sorbitan esters.

Soybean Oil	Oil from soy beans

Styrene	Aromatic compound with ethylene group. Monomer of polystyrene.

Specialty Chemicals	Chemicals which are usually produced in smaller quantities than commodity chemicals and which performances are more relevant than the specification.

Stabilizers	Chemicals which are used to prevent chemical degradation of a product or chemical compound.

Sulfonates/Sulfates	Class of sulfur trioxide modified surfactants, used as a raw material for detergent production.

Surfactants	Generally defines a group of chemicals which, when dissolved in a solvent, modify the liquid properties at a liquid/liquid or liquid/solid interface, including increased solubilization, foaming, frothing, emulsification, dispersing or wetting; a major end-use market for surfactants is the detergent market.

TDI	Toluene diisocyanate used as raw material of polyurethane.

Third Generation Company	A producer that transforms intermediate products into end products such as films, piping and containers.

Tons	Metric tons.

VAM	Vinyl acetate monomer. Monomer of PVA — polyvinyl acetate.

VCM	Vinyl chloride monomer.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR PARTICIPAÇÕES S.A.

By:	/s/ Pedro Wongtschowski
Name:	Pedro Wongtschowski
Title:	Chief Executive Officer

By:	/s/ André Covre
Name:	André Covre
Title:	Chief Financial and Investor Relations Officer

Date: June 7, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Ultrapar Participações S.A.

1.	We have audited the accompanying consolidated balance sheets of Ultrapar Participações S.A. and subsidiaries (“Ultrapar”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2006, all expressed in Brazilian reais. These consolidated financial statements are the responsibility of Ultrapar’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

2.	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Ultrapar as of December 31, 2006 and 2005, and the consolidated results of its operations, changes in its stockholders’ equity and its financial position for each of the three years in the period ended December 31, 2006, in conformity with accounting practices adopted in Brazil.

4.	Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). Ultrapar has presented the nature and effect of such differences in Note 24 to the consolidated financial statements.

5.	We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the effectiveness of Ultrapar’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations - COSO - of the Treadway Commission and our report dated January 31, 2007, except for the control activities related to the Notes 24 and 25 as to which the date is May 24, 2007, expressed an unqualified opinion on management’s assessment of the effectiveness of Ultrapar’s internal control over financial reporting and an unqualified opinion on the effectiveness of Ultrapar’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Deloitte Touche Tohmatsu Auditores Independentes

São Paulo, Brazil

January 31, 2007, except for the Notes 24 and 25 as to which the date is May 24, 2007.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005

(In millions of Brazilian reais - R$)

	Note	2006	2005
ASSETS

CURRENT AS SETS
Cash and cash equivalents	4	385.1	1,114.2
Short-terrn investments	5	737.3	184.8
Trade accounts receivable, net	6	360.0	343.3
Inventories	7	217.2	191.7
Recoverable taxes	8	117.8	62.9
Deferred income and social contribution taxes	21a	27.3	22.0
Other		6.1	8.6
Prepaid expenses		8.6	8.8

		1,859.4	1,936.3

NON-CURRENT
LONG-TERM ASSETS
Long-term investments	5	548.0	372.7
Trade accounts receivable, net	6	19.2	19.2
Related companies	20	7.4	3.7
Deferred income and social contribution taxes	21a	58.2	61.0
Recoverable taxes	8	65.3	46.8
Escrow deposits		14.3	16.4
Other		1.2	0.6
Prepaid expenses		13.2	13.1

		726.8	533.5

PERMANENT ASSETS
Investments:
Affiliated companies	9	5.3	4.2
Other		25.5	28.1
Property, plant and equipment, net	10	1,111.8	1,013.6
Intangible assets, net	11	61.0	59.1
Deferred charges, net	12	112.3	98.3

		1,315.9	1,203.3

TOTAL		3,902.1	3,673.1

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Loans and financing	13	155.1	184.0
Debentures	13	12.8	17.9
Suppliers		112.5	90.9
Payroll and related charges		81.2	66.1
Taxes payable		16.9	11.3
Dividends payable		101.4	103.9
Income and social contribution taxes		1.0	0.6
Deferred income and social contribution taxes	21a	0.2	0.2
Other		2.7	13.4

		483.8	488.3

NON-CURRENT
LONG-TERM LIABILITIES
Loans and financing	13	1,081.8	978.6
Debentures	13	300.0	300.0
Related companies	20	4.7	5.0
Deferred income and social contribution taxes	21a	26.0	24.1
Other taxes and contributions—contingent liabilities	19a	36.5	54.7
Other		2.7	2.7

		1,451.7	1,365.1

MINORITY INTEREST		33.1	29.6

STOCKHOLDERS’ EQUITY
Capital	14a	946.0	946.0
Capital re serve	14c	0.6	0.3
Revaluation reserve	14d	13.0	15.0
Profit reserves	14e	983.2	837.5
Treasury shares	14b	(9.3)	(8.7)

		1,933.5	1,790.1

TOTAL		3,902.1	3,673.1

The accompanying notes are an integral part of these financial statements.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(In millions of Brazilian reais - R$, except for earnings per share)

	Note	2006	2005	2004
GROSS SALES AND SERVICES	3o	5,229.9	5,158.0	5,250.6
Deductions		(435.8)	(464.2)	(466.4)

NET SALES AND SERVICES		4,794.1	4,693.8	4,784.2
Cost of sales and services	3p	(3,859.9)	(3,783.4)	(3,669.9)

GROSS PROFIT		934.2	910.4	1,114.3

OPERATING (EXPENSES) INCOME
Selling		(203.3)	(187.6)	(193.7)
General and administrative		(279.1)	(237.8)	(237.5)
Depreciation and amortization		(122.7)	(126.3)	(124.7)
Other operating income, net		1.3	(0.4)	5.5

		(603. 8)	(552.1)	(550.4)

OPERATING INCOME BEFORE FINANCIAL ITEMS		330.4	358.3	563.9
Financial income (expenses), net	15	30.6	(27.3)	(45.0)
Nonoperating expenses, net	16	(18.5)	(1.8)	(16.0)

		12.1	(29.1)	(61.0)

INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES, EQUITY IN GAIN OF AFFILIATED COMPANIES AND MINORITY INTEREST		342.5	329.2	502.9

INCOME AND SOCIAL CONTRIBUTION TAXES
Current	21b	(111.8)	(113.1)	(175.0)
Deferred	21b	5.4	20.5	(1.5)
Benefit of tax holidays	21b	50.3	63.8	93.5

		(56.1)	(28.8)	(83.0)

INCOME BEFORE EQUITY IN GAIN OF AFFILIATED COMPANIES AND MINORITY INTEREST		286.4	300.4	419.9
Equity in gain of affiliated companies	9	1.0	1.6	—
Minority interest		(5.3)	(2.8)	(5.4)

NET INCOME		282.1	299.2	414.5

EARNINGS PER SHARE (BASED ON ANNUAL WEIGHTED AVERAGE OF SHARES OUTSTANDING)—R$ AFTER REVERSE STOCK SPLIT—SEE NOTE 14		3.55	3.73	5.95

The accompanying notes are an integral part of these financial statements.

ULTRAPAR PARTICIPAÇÕES S.A.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(In millions of Brazilian reais—R$)

				Revaluation reserve of subsidiary and affiliated companies	Profit reserves
	Note	Capital	Capital reserve		Legal	Retention of profits	Unrealized profits	Retained earnings	Treasury shares	Total
BALANCES AT DECEMBER 31, 2003		664.0	—	17.8	40.8	551.0	85.6	—	(2.5)	1,356.7

Acquisition of treasury shares, net of sales		—	0.1	—	—	—	—	—	(6.5)	(6.4)
Realization of revaluation reserve		—	—	(1.4)	—	—	—	1.4	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries		—	—	—	—	—	—	(0.1)	—	(0.1)
Realization of profit reserve		—	—	—	—	—	(85.6)	85.6	—	—
Net income		—	—	—	—	—	—	414.5	—	414.5
Appropriation of net income:
Legal reserve		—	—	—	20.8	—	—	(20.8)	—	—
Reserve for unrealized profits		—	—	—	—	—	118.3	(118.3)	—	—
Retention of profit reserves		—	—	—	—	198.1	—	(198.1)	—	—
Interim dividends (R$1.33 per thousand common and preferred shares)		—	—	—	—	—	—	(92.4)	—	(92.4)
Proposed dividends payable (R$1.03 per thousand common and preferred shares)		—	—	—	—	—	—	(71.8)	—	(71.8)

BALANCES AT DECEMBER 31, 2004		664.0	0.1	16.4	61.6	749.1	118.3	—	(9.0)	1,600.5

Capital increase:
Public offering		47.1	—	—	—	—	—	—	—	47.1
Reserves		234.9	—	—	—	(234.9)	—	—	—	—
Sale of treasury shares		—	0.2	—	0.1	—	—	—	0.3	0.6
Realization of revaluation reserve		—	—	(1.4)	—	—	—	1.4	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries		—	—	—	—	—	—	(0.2)	—	(0.2)
Realization of profit reserve		—	—	—	—	—	(89.2)	89.2	—	—
Net income		—	—	—	—	—	—	299.2	—	299.2
Appropriation of net income:
Legal reserve		—	—	—	15.0	—	—	(15.0)	—	—
Interim dividends (R$0.70 per common and preferred share—after reverse stock split, see Note 14)		—	—	—	—	—	—	(57.1)	—	(57.1)
Proposed dividends payable (R$1.23 per common and preferred share)		—	—	—	—	—	—	(100.0)	—	(100.0)
Reserve for unrealized profits		—	—	—	—	—	74.2	(74.2)	—	—
Retention of profit reserves		—	—	—	—	143.3	—	(143.3)	—	—

BALANCES AT DECEMBER 31, 2005		946.0	0.3	15.0	76.7	657.5	103.3	—	(8.7)	1,790.1

Acquisition of treasury shares	14b	—	—	—	—	—	—	—	(1.1)	(11)
Sale of treasury shares	14b	—	0.3	—	—	—	—	—	0.5	0.8
Realization of revaluation reserve	14d	—	—	(2.0)	—	—	—	2.0	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	14d	—	—	—	—	—	—	(0.5)	—	(0.5)
Retention of realization of profit reserve net of income and social contribution taxes	14e	—	—	—	—	1.6	—	(1.6)	—	—
Net income	—	—	—	—	—	—	—	282.1	—	282.1
Reversal of allowance for factory maintenance shutdown by the subsidiary, net of income taxes	—	—	—	—	—	—	—	6.3	—	6.3
Appropriation of net income
Legal reserve	14e	—	—	—	14.3	—	—	(14.3)	—	—
Interim dividends (R$0.89 per thousand common and preferred share)	14f	—	—	—	—	—	—	(72.0)	—	(72.0)
Proposed dividends payable (R$0.89 per thousand common and preferred share)	14f	—	—	—	—	—	(68.2)	(4.0)	—	(72.2)
Reserve for unrealized profits	14e	—	—	—	—	—	61.0	(61.0)	—	—
Retention of profit reserves	14e	—	—	—	—	137.0	—	(137.0)	—	—

BALANCES AT DECEMBER 31, 2006		946.0	0.6	13.0	91.0	796.1	96.1	(0.0)	(9.3)	1,933.5

The accompanying notes are an integral part of these financial statements

Ultrapar Participações S.A. and Subsidiaries

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(In millions of Brazilian reais—R$)

	2006	2005	2004
SOURCES OF FUNDS
Operations:
Net income	282.1	299.2	414.5
Items not affecting working capital:
Equity in losses of affiliated companies	(1.0)	(1.6)	—
Depreciation and amortization	185.8	187.7	172.7
PIS and COFINS credit on depreciation	2.1	1.4	3.0
Long-term interest and monetary variations	(95.2)	(44.0)	22.6
Deferred income and social contribution taxes	3.3	(32.3)	28.1
Minority interest	5.3	2.8	5.4
Net book value of permanent assets written off	34.2	16.6	24.1
Other long-term taxes	0.3	5.1	8.0
Reversal of provision for probable losses on permanent assets	3.2	—	(1.3)
Reversal of allowance for factory maintenance shutdown by the subsidiary, net of income taxes	6.3	—	—
Other	0.9	0.7	0.5

	427.3	435.6	677.6

Stockholders:
Capital increase due to secondary public offering	—	47.1	—

	—	47.1	—

Third parties:
Increase in long-term liabilities	—	—	—
Long-term financing and debentures	143.7	1,164.9	293.1

	143.7	1,164.9	293.1

Total sources	571.0	1,647.6	970.7

USES OF FUNDS
Permanent assets:
Investments	0.1	—	—
Property, plant and equipment	253.0	169.2	227.2
Intangible	11.7	10.2	—
Deferred charges	74.9	51.3	48.3

	339.7	230.7	275.5

Dividends and interest on capital	146.1	158.7	165.2

Transfer from long-term to current liabilities	103.6	134.2	354.6
Decrease in long-term liabilities	24.6	3.9	—
Increase in long-term assets	27.7	331.4	86.4
Acquisition of treasury shares	1.1	—	6.8
Acquisition of shares from minority stockholders	0.1	—	8.5
Taxes on realization of revaluation reserve	0.5	0.2	0.1

	157.6	469.7	456.4

Total uses	643.4	859.1	897.1

INCREASE (DECREASE) IN WORKING CAPITAL	(72.4)	788.5	73.6

REPRESENTED BY
Current assets:
At end of year	1,859.4	1,936.3	1,344.9
At beginning of year	1,936.3	1,344.9	1,218.7

	(76.9)	591.4	126.2

Current liabilities:
At end of year	483.8	488.3	685.4
At beginning of year	488.3	685.4	632.8

	(4.5)	(197.1)	52.6

INCREASE (DECREASE) IN WORKING CAPITAL	(72.4)	788.5	73.6

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts in millions of Brazilian reais - R$, unless otherwise stated)

1.	OPERATIONS

Ultrapar Participações S.A. (the “Company” or “Ultrapar”) is a holding company with headquarters in the city of São Paulo, organized under the laws of the Federative Republic of Brazil, which, through its operating subsidiaries, is engaged in the distribution of Liquefied Petroleum Gas (LPG) (Ultragaz), the production and sale of chemicals (Oxiteno), and logistic services of chemicals and fuels (Ultracargo).

2.	PRESENTATION OF THE FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

These financial statements were prepared in accordance with accounting practices adopted in Brazil. They have been translated into English from the original financial statements issued in Portuguese. In addition, certain terminology changes have been made and the notes to the financial statements have been adjusted to conform more closely to reporting practices prevailing in the United States of America.

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

Ultrapar Participações S.A. and Subsidiaries

	Ownership - %
	2006		2005
	Direct	Indirect	Direct	Indirect
Ultragaz Participações Ltda.	100	—	100	—
SPGás Distribuidora de Gás Ltda.	—	99	—	99
Companhia Ultragaz S.A.	—	99	—	99
Bahiana Distribuidora de Gás Ltda.	—	100	—	100
Utingás Armazenadora S.A.	—	56	—	56
LPG International Inc.	—	100	—	100
Ultracargo - Operações Logísticas e Participações Ltda.	100	—	100	—
Melamina Ultra S.A. Indústria Química	—	99	—	99
Transultra - Armazenamento e Transporte Especializado Ltda.	—	100	—	100
Terminal Químico de Aratu S.A. - Tequimar	—	99	—	99
Oxiteno S.A. - Indústria e Comércio	100	—	100	—
Oxiteno Nordeste S.A. - Indústria e Comércio	—	99	—	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	—	99	—	—
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	—	100	—	100
Barrington S.L.	—	100	—	100
Canamex Químicos S.A. de C.V.	—	100	—	100
Canamex Servicios Corporativos S.A. de C.V.	—	100	—	100
Canamex Servicios Industriales S.A. de C.V.	—	100	—	100
Oxiteno International Corp.	—	100	—	100
Oxiteno Overseas Corp.	—	100	—	100
Imaven Imóveis e Agropecuária Ltda.	100	—	100	—

On December 29, 2004, the Company, through its subsidiary Ultragaz Participações Ltda., acquired an additional 7.31% of Companhia Ultragaz S.A. total share capital. This acquisition amounted to R$10.0, with goodwill of R$1.8, based on its expected future profitability, being amortized over five years, starting January 2005.

On April 29, 2005, Ultragaz Participações Ltda. conducted a capital increase in its subsidiary Companhia Ultragaz S.A. increasing its ownership interest from 93.94% to 98.53%.

On August 3, 2006, the subsidiaries Oxiteno S.A. - Indústria e Comércio and Oxiteno Nordeste S.A.—Indústria e Comércio formed the subsidiary Oxiteno Argentina Sociedad de Responsabilidad Ltda., which operates as a commercial representation office, and as of December 31, 2006 had four employees.

b)	Cash and cash equivalents

Cash and cash equivalents comprise highly-liquid temporary cash investments (with maturities of three months or less when acquired and readily convertible to cash).

c)	Short-term investments

Short-term investments are stated at cost plus accrued income earned (on a “pro rata temporis” basis), which approximates market value.

d)	Trade accounts receivable

Trade accounts receivable are stated at estimated net realizable values. The allowance for doubtful accounts is based on estimated losses and is considered by management to be sufficient to cover probable losses on accounts receivable.

Ultrapar Participações S.A. and Subsidiaries

e)	Inventories

Inventories are stated at the lower of average cost of acquisition or production, market or net realizable value.

f)	Long-term investments

Long-term investments are stated at cost plus accrued income earned (on a “pro rata temporis” basis), which approximates market value.

g)	Investments in affiliated companies

Investments in operating companies not controlled by the Company, but over which it has significant influence, are accounted for using the equity method (see Note 9).

h)	Other investments

Other investments are recorded at cost less provision for losses, if expected to be other than temporary.

i)	Property, plant and equipment

Property, plant and equipment are stated at historical cost of acquisition, process or construction, monetarily restated through December 31, 1995, including financial charges incurred on constructions in progress and revaluation adjustments based on appraisal reports issued by independent appraisers, in accordance with item 68, letter b), of CVM Resolution No. 183/95, as well as costs related to the maintenance of significant assets during scheduled factory maintenance operations, less accumulated depreciation. Revaluation increases are credited to the revaluation reserve component of stockholders’ equity and subsequently transferred to retained earnings as the related assets are depreciated or disposed of.

Depreciation is calculated on a straight-line basis at the annual rates described in Note 10, and is based on the estimated useful lives of the corresponding assets.

j)	Intangible assets

Stated at acquisition cost, less an allowance for losses, should the losses not be considered temporary, as shown in Note 11.

k)	Deferred charges

Deferred charges consist mainly of costs incurred in the installation of Company equipment at customers’ facilities amortized over the terms of the LPG supply contracts with these customers, project expenses and goodwill arising from acquisition of subsidiaries, as stated in Note 12.

l)	Income and social contribution taxes on income

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

m)	Compensated absences

The liability for future compensation for employee vacations is fully accrued as earned.

Ultrapar Participações S.A. and Subsidiaries

n)	Assets and liabilities denominated in foreign currency or subject to indexation

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

o)	Revenues and expenses

Revenues from sales are recognized when products are delivered to the customer or services are performed, and the transfer of risks, rights and obligations associated with the ownership of products takes place. Expenses are recognized on the accrual basis. Advertising expenses, which are expensed as incurred, amounted to R$3.4, R$3.8 and R$6.3 for the years ended December 31, 2006, 2005 and 2004, respectively. Shipping and handling costs, classified as selling expenses and expensed as incurred, amounted to R$66.6, R$69.0 and R$63.4 for the years ended December 31, 2006, 2005 and 2004, respectively.

p)	Cost of sales and services

Cost of sales and services provided includes raw materials (mainly LPG and chemicals) and production, distribution, storage and filling costs.

q)	Earnings per share

Earnings per share are calculated based on the annual weighted average of shares outstanding during each of the years presented, giving retroactive effect to stock splits. Stock dividends are not included in such retroactive earnings per share calculation. See Note 14.

Ultrapar Participações S.A. and Subsidiaries

r)	Use of estimates

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

s)	Basis for translation of the financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries are translated into Brazilian reais at the current exchange rate in effect at the balance sheet date. The criteria for preparation of the financial statements have been adapted to conform to accounting practices adopted in Brazil.

t)	Reclassification

Due to the adoption of CVM Resolution No. 489/05, the balances of escrow deposits as of December 31, 2005, for which the Company and its subsidiaries had recognized allowances, were offset against these under the heading “Other taxes” in non-current liabilities.

4.	CASH AND CASH EQUIVALENTS

Cash equivalents consist of investments, contracted with banks of good standing, mostly represented by certificates of deposit and funds linked to the Brazilian interbank certificates of deposit (CDI) rate, and are stated at cost plus accrued income on a “pro rata temporis” basis. In addition as at December 31, 2005, funds in the amount of R$410.1, raised through notes issued by the subsidiary LPG International Inc. were invested in certificates of deposit denominated in U.S. dollars issued by foreign banks of good standing.

	2006	2005
Cash	32.0	32.7
Certificates of deposit and funds in Brazil	303.6	571.8
Foreign investments	49.5	509.7

Total	385.1	1,114.2

5.	SHORT AND LONG-TERM INVESTMENTS

Short-term investments relate to the amount invested by the indirect subsidiary Oxiteno Overseas Corp. in debt securities of U.S. corporations. As of December 31, 2006, funds in the amount of R$553.1, raised through notes issued by the subsidiary of LPG International Inc. were invested in certificates of deposit (Dual Currency Deposits) denominated in U.S. dollars issued by foreign banks of good standing. Dual Currency Deposits are investments of the subsidiary Oxiteno Overseas Corp., whose yield can be in US dollars or Brazilian reais, depending on the US dollar rate as of the maturity date. If the US dollar rate is lower than the strike rate on the maturity date, the yield of this operation will be in US dollars plus interest of 7.5% per year; otherwise, it will be in Brazilian reais plus average interest of 26% per year. The subsidiary records the investment at the lower of the two alternative yields, which in 2006 was represented by the US dollar. In 2006 the exchange rate always remained below the strike rate.

Long-term investments are mainly represented by a debt security of an European corporation denominated in U.S. dollars, bearing interest of six-month LIBOR plus interest of 3.25% per annum and maturing on September 27, 2009 and by notes issued by the Austrian Government.

In April 2006, subsidiary Oxiteno Overseas Corp., owner of notes in the amount of US$60 million issued by Companhia Ultragaz S.A. in the international market in 1997 (Original Notes), sold these Original Notes to a foreign financial institution. Concurrently, subsidiary Oxiteno Overseas Corp. acquired from this financial institution a credit linked note backed by the Original Notes. This transaction provides a financial gain for the Company corresponding to the difference between the interest rate paid for the credit linked note and the Original Notes, as mentioned in Note 13.b).

Ultrapar Participações S.A. and Subsidiaries

	2006	2005
Short—term investment	737.3	184.8
Long—term investment	548.0	372.7

	1,285.3	557.5

6.	TRADE ACCOUNTS RECEIVABLE, NET

	2006	2005
Domestic customers	375.5	367.5
Foreign customers	76.4	60.9
(-) Advances on foreign exchange contracts	(50.9)	(39.0)
(-) Allowance for doubtful accounts	(21.8)	(26.9)

	379.2	362.5

Current portion	360.0	343.3

Noncurrent portion	19.2	19.2

The changes in the allowance for doubtful accounts are shown below:

Balance as of December 31, 2004	26.2
Additions recorded in selling expenses	15.2
Deductions write-off of trade accounts receivable	(14.5)

Balance as of December 31, 2005	26.9
Additions recorded in selling expenses	10.8
Deductions write-off of trade accounts receivable	(15.9)

Balance as of December 31, 2006	21.8

Allowance for doubtful accounts in the amount of R$12.0 and R$17.2 are recorded in current trade accounts receivable as of December 31, 2006 and 2005, and R$9.8 and R$9.7 are recorded in long-term trade accounts receivable as of December 31, 2006 and 2005, respectively.

7.	INVENTORIES

	2006			2005
	Cost	Provision for losses	Net	Cost	Provision for losses	Net
Finished products	98.7	(1.5)	97.2	103.3	(1.8)	101.5
Work in process	0.6	—	0.6	1.1	—	1.1
Raw materials	65.6	(0.1)	65.5	43.3	(0.1)	43.2
Liquefied Petroleum Gas (LPG)	23.4	—	23.4	23.1	—	23.1
Supplies and cylinders for resale	20.9	(0.5)	20.4	18.2	(0.9)	17.3
Advances to suppliers—mainly LPG	10.1	—	10.1	5.5	—	5.5

Total	219.3	(2.1)	217.2	194.5	(2.8)	191.7

Ultrapar Participações S.A. and Subsidiaries

The changes in the provision for losses on inventories are shown below:

Balance as of December 31, 2004	2.9
Additions	1.9
Reversals	(2.0)

Balance as of December 31, 2005	2.8
Additions	0.3
Reversals	(1.0)

Balance as of December 31, 2006	2.1

8.	RECOVERABLE TAXES

Represented, substantially, by credit balances of ICMS (State Value Added Tax—VAT), PIS and COFINS (taxes on revenue), and income and social contribution taxes.

	2006	2005
Income and social contribution taxes	75.3	68.0
ICMS	101.0	70.9
Provision for losses—ICMS (*)	(31.4)	(36.0)
PIS and COFINS	28.4	3.0
VAT of subsidiary Canamex Químicos S.A. de C.V.	8.5	3.5
Other	1.3	0.3

Total	183.1	109.7

Current portion	117.8	62.9

Noncurrent portion	65.3	46.8

(*)	The provision refers to balances that the Company’s subsidiaries estimate not being able to recover in the future.

Ultrapar Participações S.A. and Subsidiaries

The changes in the provision for losses on ICMS are shown below:

Balance as of December 31, 2004	33.7
Additions	9.5
Deductions—write-off	(7.2)

Balance as of December 31, 2005	36.0
Additions	4.5
Deductions—write-off	(9.1)

Balance as of December 31, 2006	31.4

The increase in the balance of recoverable taxes is mainly due to the increase in ICMS credits of the Camaçari (Bahia State) plant of the subsidiary Oxiteno Nordeste S.A .- Indústria e Comércio and the credit of PIS and COFINS recorded by this same subsidiary. The increase in this plant’s ICMS balance occurred mainly in the second half of 2006, due to measures by Bahia State, which made it difficult to utilize credits for import payment or to transfer them to third parties. The total balance of credits from the Camaçari plant corresponds to R$50.2 as of December 31, 2006 (R$22.0 in 2005) of which R$22.8 have already been reviewed by the tax authorities and are awaiting release by the state finance department of Bahia for commercialization. In addition to these credits, the subsidiary’s management is working on a series of measures for realization of the plant’s ICMS balance. The allowance for loss of the plant’s credits was recognized on the basis of the maximum discount expected on their commercialization. The PIS and COFINS credits arose from the favorable outcome of a lawsuit and can be utilized to offset other federal taxes, as mentioned in Note 19.a).

9.	INVESTMENTS IN AFFILIATED COMPANIES

A summary of financial information for the Company’s equity investments is as follows:

	December 31, 2006
	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.
Number of shares or quotas held	156	1,493,120
Net equity—R$	7.2	6.9
Net income for the year—R$	1.0	1.4
Ownership interest—%	25.00	50.00

	2006
	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Total
Changes in investments:
Balance at beginning of year	1.4	2.8	4.2
Equity pick-up	0.3	0.7	1.0
Advance for future capital increase	0.1	—	0.1

Balance at end of year	1.8	3.5	5.3

Ultrapar Participações S.A. and Subsidiaries

	December 31, 2005
	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.
Number of shares or quotas held	156	1,493,120
Net equity—R$	5.7	5.5
Net income for the year—R$	0.4	(0.4)
Ownership interest—%	25.00	50.00

	2005
	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Total
Changes in investments:
Balance at beginning of year	1.3	4.6	5.9
Equity pick-up	0.1	1.5	1.6
Stock redemption received	—	(3.3)	(3.3)

Balance at end of year	1.4	2.8	4.2

	December 31, 2004
	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.
Number of shares or quotas held	156	3,174,501
Net equity—R$	5.3	10.1
Net income for the year—R$	0.7	—
Ownership interest—%	25.00	45.56

	2004
	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Other	Total
Changes in investments:
Balance at beginning of year	0.9	4.6	0.2	5.7
Capital increase	0.2	—	—	0.2
Equity pick-up	0.2	—	—	0.2
Write-off	—	—	(0.2)	(0.2)

Balance at end of year	1.3	4.6	—	5.9

The investment of subsidiary Oxiteno S.A.—Indústria e Comércio in the affiliated company Oxicap Indústria de Gases Ltda. is carried under the equity method based on the affiliate’s financial statements as of November 30, 2006. The investment of subsidiary Oxiteno

Ultrapar Participações S.A. and Subsidiaries

Nordeste S.A.—Indústria e Comércio in the affiliated company Química da Bahia Indústria e Comércio S.A. is carried under the equity method based on the affiliate’s financial statements as of December 31, 2006.

The financial statements of Oxicap Indústria de Gases Ltda. and Química da Bahia Indústria e Comércio S.A. were audited by other independent auditors.

10.	PROPERTY, PLANT AND EQUIPMENT, NET

		2006			2005
	Annual depreciation rates - %	Cost, including revaluation	Accumulated depreciation	Net amount	Net amount
Land	—	46.7	—	46.7	48.1
Buildings	4 to 5	345.8	(141.6)	204.2	218.2
Leasehold improvements	4	91.5	(23.0)	68.5	61.5
Machinery and equipment	5 to 10	926.2	(468.0)	458.2	450.4
Gas tanks and cylinders	10	275.5	(161.0)	114.5	127.3
Vehicles	20 to 25	156.8	(121.2)	35.6	48.1
Furniture and fixtures	10	25.4	(10.4)	15.0	13.7
Construction in progress	—	107.0	—	107.0	28.8
Advances to suppliers	—	49.2	—	49.2	1.7
Imports in transit	—	0.5	—	0.5	0.8
IT equipment	20 to 30	46.8	(34.4)	12.4	15.0

Total		2,071.4	(959.6)	1,111.8	1,013.6

Property, plant and equipment include net capitalized interest cost of R$4.3 and R$4.9 as of December 31, 2006 and 2005, respectively.

The subsidiaries recorded, in previous years, revaluation of property, plant and equipment items. The revaluation balances are shown below:

	2006			2005
	Revaluation	Accumulated depreciation	Net book value	Net book value

Land	15.5	—	15.5	15.6
Buildings	44.6	(34.8)	9.8	11.9
Machinery and equipment	31.7	(30.6)	1.1	1.4
Gas tanks and cylinders	48.9	(48.9)	—	—
Vehicles	0.8	(0.8)	—	—

	141.5	(115.1)	26.4	28.9

The depreciation of theses revaluations in the amount of R$1.9 (R$2.0 in 2005) was recorded in the statements of income. The amount of deferred taxes on revaluation totals R$7.5 (R$8.5 in 2005), of which R$0.9 (R$1.2 in 2005) is recorded as non-current liabilities, as shown in Note 21.a), and R$6.6 (R$7.3 in 2005) is accrued in the same period in which certain subsidiaries realize the revaluation reserve, since these revaluations occurred prior to the issuance of CVM Resolution No. 183/95.

Ultrapar Participações S.A. and Subsidiaries

Construction in progress refers substantially to construction of the fatty alcohols plant of subsidiary Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. in the amount of R$40.8, and the new alkoxylation plant of subsidiary Oxiteno S.A.—Indústria e Comércio in the amount of R$27.5, as well as expansions and renovations of subsidiaries’ plants.

Advances to suppliers refers basically to purchases of equipment for the fatty alcohols plant of subsidiary Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.

11.	INTANGIBLE ASSETS, NET

		2006			2005
	Annual amortization rates - %	Cost	Accumulated amortization	Net book value	Net book value
Software	20	64.2	(39.6)	24.6	25.9
Commercial property rights	2 to 6	16.3	(1.7)	14.6	14.7
Goodwill	20	15.4	(9.3)	6.1	7.1
Technology	20	20.4	(5.2)	15.2	10.7
Other	10	1.4	(0.9)	0.5	0.7

		117.7	(56.7)	61.0	59.1

Aggregate amortization expense for the above intangible assets amounted to R$12.9, R$12.2 and R$10.0 for the years ended December 31, 2006, 2005 and 2004, respectively.

The estimated aggregate amortization expense for the next five years is as follows:

2007	15.3
2008	12.7
2009	8.1
2010	6.8
2011	4.5
Thereafter	13.6

Total	61.0

Commercial property rights, refer mainly to those described below:

•

On July 11, 2002, the indirect subsidiary Terminal Químico de Aratu S.A.—Tequimar signed a contract with CODEBA—Companhia Docas do Estado da Bahia for use of the site on which it operates its Aratu Terminal for 20 years, renewable for another 20 years. The amount of R$12.0 paid by Tequimar is being amortized from August, 2002 to July 2042.

•

Further, subsidiary Terminal Químico de Aratu S.A.—Tequimar has a 20-year lease of an area adjacent to the Santos harbor which allows it to build, operate and exploit the terminal, intended for the distribution of liquid bulk renewable for another 20 years. The price paid by Tequimar was R$4.3 and is being amortized from August 2005 until December 2022.

12.	DEFERRED CHARGES, NET

		2006			2005
	Annual amortization rates - %	Cost	Accumulated amortization	Net book value	Net book value
Expenses with studies and projects	10 to 20	50.9	(11.2)	39.7	21.0
Pre-operating expenses	10 to 33	7.2	(2.6)	4.6	4.8
Installation of Ultrasystem equipment at customers’ facilities	33	154.1	(93.1)	61.0	60.3
Goodwill	10 to 50	7.7	(1.7)	6.0	10.9
Other	20	2.2	(1.2)	1.0	1.3

		222.1	(109.8)	112.3	98.3

Ultrapar Participações S.A. and Subsidiaries

Expenses with studies and projects include, mainly, the LPG distribution structure review project and expenses for the Rio de Janeiro Petrochemical Complex (COMPERJ) project. These projects were responsible for the increase in the deferred charges balance from 2005 to 2006.

13.	LOANS, FINANCING AND DEBENTURES

a)	Composition

Description	2006	2005	Index/ Currency	Annual interest rate 2006 - %	Maturity
Foreign currency:
Syndicated loan (b)	128.5	140.6	US$	5.05	2008
Notes in the foreign market (c)	535.6	586.5	US$	7.25	2015
Notes in the foreign market (b)	128.7	—	US$	9.00	2020
Working capital loan	1.4	0.4	MX$ + TIIE (i)	1.0	2007
Foreign financing	26.1	28.5	US$ + LIBOR	2.0	2009
Financing for inventories and property additions	14.4	11.0	MX$ + TIIE (i)	From 1.0 to 2.0	From 2007 to 2011
Advances on foreign exchange contracts	1.3	9.8	US$	From 5.20 to 5.65	Maximum of 56 days
National Bank for Economic and Social Development (BNDES)	12.9	22.3	UMBNDES (ii)	From 8.30 to 10.05	From 2007 to 2011
National Bank for Economic and Social Development (BNDES)	10.1	0.3	US$	From 7.35 to 10.50	From 2009 to 2013
Export prepayments	11.1	44.9	US$	From 6.20 to 6.41	2008

Subtotal	870.1	844.3
Unrealized losses on swap transactions	52.3	48.1

Subtotal	922.4	892.4

Local currency:
National Bank for Economic and Social Development (BNDES)	199.9	173.0	TJLP (iii)	From 1.5 to 4.85	From 2007 to 2012
National Bank for Economic and Social Development (BNDES)	7.0	11.2	IGP-M (iv)	6.5	2008
Government Agency for Machinery and Equipment Financing (FINAME)	40.7	47.7	TJLP (iii)	From 2.5 to 4.85	From 2007 to 2011
Research and projects financing (FINEP)	46.9	38.1	TJLP (iii)	From (2.0) to 5.0	From 2009 to 2013
Debentures (d)	312.8	317.9	CDI (v)	102.5 of CDI	2008
Banco do Nordeste do Brasil	19.8	—		From 11.9 to 14.0	2018
Other	0.2	0.2

Subtotal	627.3	588.1

Total financing and debentures	1,549.7	1,480.5

Current liabilities	(167.9)	(201.9)

Long-term liabilities	1,381.8	1,278.6

(i)	MX$ = Mexican pesos, TIIE = Mexican break-even interbank interest rate.
(ii)	UMBNDES = BNDES monetary unit. This is a “basket” of currencies representing the composition of BNDES’ debt in foreign currency, 93% of which is linked to the U.S. dollar.
(iii)	TJLP = long-term interest rate.
(iv)	IGP-M = general market price index, is a measure of Brazilian inflation calculated by the Getúlio Vargas Foundation.
(v)	CDI = Interbank deposit rate

Ultrapar Participações S.A. and Subsidiaries

Annual maturities of long-term financing

	2006	2005
2007	—	94.0
2008	529.3	515.5
2009	101.5	75.0
2010	37.4	9.0
2011	21.7	—
Thereafter	691.9	585.1

Total	1,381.8	1,278.6

b)	Notes in the foreign market and syndicated loan

In June 1997, the subsidiary Companhia Ultragaz S.A. issued US$60 million in notes, (Original Notes) maturing in 2005. In June 2005, maturity was extended to June 2020 with put/call options in June 2008.

In June 2005, the subsidiary Oxiteno Overseas Corp. acquired the full amount of Original Notes issued by Companhia Ultragaz S.A., with funds from a syndicated loan in the amount of US$60 million with maturity in June 2008 and interest rate of 5.05% per year. The syndicated loan was guaranteed by the Company and the subsidiary Oxiteno S.A.—Indústria e Comércio.

In April 2006, the subsidiary Oxiteno Overseas Corp. sold the Original Notes to a financial institution. Concurrently, the subsidiary acquired from this financial institution a credit linked note backed by the Original Notes, as mentioned in Note 5, thus obtaining an additional return on this investment. The transaction matures in 2020, and the subsidiary as well as the financial institution may redeem it early, although the subsidiary has only an annual option of redemption (purchase) in or after June 2008. In the event of insolvency of the financial institution, Companhia Ultragaz S.A. would be required to settle the Original Notes, although Oxiteno Overseas Corp. would continue to be creditor of the credit linked note. Thus, the Company is no longer eliminating the Original Notes in its consolidated financial statements.

c)	Notes in the foreign market

In December 2005, the subsidiary LPG International Inc. issued notes in the amount of US$250 million, maturing in December 2015, with annual interest rate of 7.25% paid semiannually, with the first payment scheduled for June 2006. The issue price was 98.75% of the notes’ face value, which represented a total yield for investors of 7.429% per annum upon issuance. The notes were guaranteed by the Company and by Oxiteno S.A.- Indústria e Comércio.

As a result of the issuance of notes and the syndicated loan, the Company and its subsidiaries mentioned previously are subject to covenants that limit, among other things:

•

Transactions with shareholders that hold amounts of 5% or more of any class of Capital Stock of the Company, except upon fair and reasonable terms no less favorable to the Company than could be obtained in a comparable arm’s-length transaction with a third party.

•	Obligation of having Board of Directors resolution for transactions with related parties higher than US$15 million (excepting transactions by the Company with subsidiaries and between subsidiaries).

•	Restriction of disposal of the totality or near totality of the assets of Company and subsidiaries.

•	Restriction of encumbrances on assets in excess of US$150 million or 15% of the value of consolidated tangible assets.

Ultrapar Participações S.A. and Subsidiaries

•	Maintenance of financial ratio, between consolidated net debt and consolidated EBITDA (Earning Before Interest, Taxes, Depreciation and Amortization), less than or equal to 3.5.

•	Maintenance of financial ratio, between consolidated EBITDA and consolidated net financial expenses higher than or equal to 1.5.

The restrictions imposed on the Company and its subsidiaries are usual in transactions of this nature and have not limited their ability to conduct their business to date.

d)	Debentures

On March 1, 2005, the Company issued single series of 30,000 nonconvertible debentures, whose main features are:

Nominal unit value:	R$10.000 (ten thousands reais).

Final maturity:	March 1, 2008.

Nominal value payment:	Lump sum at final maturity.

Yield:	102.5% of CDI.

Yield payment:	Semiannually, beginning March 1, 2005.

Repricing:	None.

The debentures are subject to commitments that restrict, among other things, certain operations of merger or spin-off, as well as the disposal of operating assets that would result in a reduction of more than 25% of consolidated net sales, and include the obligation to maintain a consolidated net debt to consolidated EBITDA ratio less than or equal to 3.5. None of these commitments have restricted the ability of Company and its subsidiaries’ to conduct business.

e)	Collateral

A portion of the financing is collateralized by liens on property, plant and equipment, shares of investee and guarantees provided by the Company and its subsidiaries and by minority stockholders, as shown below:

	2006	2005
Amount of financing secured by:
Property, plant and equipment	42.7	53.8
Shares of investee minority and stockholders’ guarantees	7.0	11.2

Total	49.7	65.0

Other loans are collateralized by guarantees issued by Company and by the future flow of exports. The Company is responsible for sureties and guarantees offered on behalf of its subsidiaries, amounting to R$1,073.1 (R$1,017.9 in 2005).

Certain subsidiaries have issued guarantees to financial institutions related to amounts owed to those institutions by certain of their customers (vendor financing). There are no recourse provisions or collaterals that would enable the Company or its subsidiaries to recover any amounts paid to the financial institutions under these agreements. In the event such payments are made, the subsidiaries may recover such amounts paid directly from their customers. Maximum future payments related to these guarantees amount to R$34.9 (R$33.2 in 2005), with terms of up to 210 days. As of December 31, 2006, the Company and its subsidiaries have not incurred any loss nor recorded any liability related these guarantees.

Ultrapar Participações S.A. and Subsidiaries

14.	STOCKHOLDERS’ EQUITY

a)	Capital

The Company is a listed corporation with shares traded on the São Paulo and New York Stock Exchanges. Subscribed and paid-up capital is represented by 81,325,409 shares without par value, comprised of 49,429,897 common shares and 31,895,512 preferred shares.

As of December 31, 2006, 12,534,161 preferred shares were outstanding abroad, in the form of American Depositary Receipts—ADRs.

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

The Company is authorized to increase its capital, regardless of amendment to the bylaws, through a resolution of the Board of Directors, until it reaches R$1,500,000, by means of issuance of common or preferred shares, without keeping the existing ratio, observing the limit of 2/3 of preferred shares, to the total of the shares issued.

b)	Treasury shares

The Company acquired its own shares at market prices, without capital reduction, for holding in treasury and subsequent disposal or cancellation, in accordance with the provisions of Brazilian Securities Commission (CVM) Instructions No. 10 of February 14, 1980 and No. 268 of November 13, 1997.

As of December 31, 2006, the Company and its subsidiaries held 408,647 preferred shares (161,697 preferred shares, net of shares provided to certain executives of these subsidiaries as described in Note 22) and 6,617 common shares in treasury, which had been acquired at the average cost of R$25.27 (whole Brazilian reais) and R$19.30 (whole Brazilian reais) per share, respectively. The average acquisition cost, was adjusted to reflect the stock dividends and reverse stock split.

The market price of preferred shares issued by the Company as of December 31, 2006 on the BOVESPA (São Paulo Stock Exchange) was R$48.99.

c)	Capital reserve

The capital reserve in the amount of R$0.6 reflects the goodwill of the sale of shares at market price to be held in treasury in the Company’s subsidiaries, at the average price of R$36.00 (whole Brazilian reais) per share. These shares were provided to certain executives of these subsidiaries as described in Note 22.

d)	Revaluation reserve

This reserve reflects the revaluation write-up of assets of subsidiaries and is realized based upon depreciation, write-off or disposal of revalued assets, including the related tax effects.

Ultrapar Participações S.A. and Subsidiaries

In some cases, taxes on the revaluation reserve of certain subsidiaries are recognized only upon the realization of this reserve since the revaluations occurred prior to the publication of CVM Resolution No.183/95, as mentioned in Note 10.

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

f)	Dividends and appropriation of net income (Company)

According to the Company’s bylaws, stockholders are entitled to a minimum annual dividend of 50% of adjusted net income, calculated under the terms of accounting practices adopted in Brazil.

Proposed dividends as stated in the Company’s financial statements, subject to approval at the Annual Stockholders’ Meeting, are as follows:

2006
Net income	288.4
Legal reserve	(14.4)
Retention of profits reserve	(137.0)
Realizable profits reserve	(61.0)

Dividends balance	76.0
Realization of realized profits reserve	68.2
Interim dividends (R$0.887398 (whole Brazilian reais) per common and preferred share)	(72.0)
Proposed dividends (R$0.889633 (whole Brazilian reais) per common and preferred share)	(72.2)

Ultrapar Participações S.A. and Subsidiaries

g)	Reconciliation of net income—Company and consolidated

The reconciliation of net income, Company and consolidated, shows the effect of the reversal of the allowance for scheduled factory maintenance of some subsidiaries, net of income and social contribution taxes, recorded in retained earnings, in accordance with CVM Resolution No. 489/05 and Technical Interpretation No. 01/06 by IBRACON, as follows:

	2006	2005
Net income—Company	288.4	299.2
Reversal of allowance for factory maintenance by the subsidiary Oxiteno S.A. Indústria e Comércio	(0.8)	—
Reversal of allowance for factory maintenance by the subsidiary Oxiteno Nordeste S.A. Indústria e Comércio	(5.5)	—

Net income—consolidated	282.1	299.2

Ultrapar Participações S.A. and Subsidiaries

15.	FINANCIAL INCOME (EXPENSES), NET

	2006	2005	2004
Financial income:
Interest on cash and cash equivalents, short and long-term investments	163.2	128.8	72.1
Interest on trade accounts receivables	5.3	5.1	4.9
Monetary and exchange variation income	(14.4)	(17.8)	(10.4)
Other income	1.8	2.6	2.3

	155.9	118.7	68.9

Financial expense:
Interest on financing	(85.5)	(42.9)	(45.2)
Interest on debentures	(44.8)	(41.4)	—
Bank charges	(14.7)	(17.1)	(12.2)
Monetary and exchange variation expenses	17.7	32.3	25.7
Financial results from currency swap transactions	(19.0)	(48.8)	(52.6)
CPMF/IOF/other financial expenses (*)	29.0	(25.6)	(26.3)
Other expenses	(8.0)	(2.5)	(3.3)

	(125.3)	(146.0)	(113.9)

Financial income (expenses), net	30.6	(27.3)	(45.0)

(*)	In 2006, includes R$23.5 referring to the reversal of the provision for PIS and COFINS contingencies and R$26.2 related to the recovery of PIS and COFINS mentioned in Note 19 a), as they were originally recorded as financial expenses.

16.	NONOPERATING INCOME (EXPENSES), NET

Composed mainly of R$13.7 (R$0.4 in 2005 and R$2.0 in 2004) in write-off of deferred assets related to studies and projects, and R$4.8 (R$1.4 in 2005 and R$14.0 in 2004) of result on the sale of property, plant and equipment, mainly gas cylinders and vehicles and allowance for losses of investments.

17.	SEGMENT INFORMATION

The Company has three reportable segments: gas, chemical and logistics. The gas segment distributes LPG to residential, commercial and industrial consumers mainly in the South, Southeast and Northeast regions of Brazil. The chemical segment primarily produces ethylene oxide and byproducts, which are raw materials for the textiles, foods, cosmetics, detergents, agricultural chemicals, paints and varnishes industries, among other. Operations in the logistics segment include storage and transportation, mainly in the Southeast and Northeast regions of Brazil. Reportable segments are strategic business units that provide different products and services. Intersegment sales are transacted at prices that are freely negotiated and approximate those that could be obtained with third parties.

Ultrapar Participações S.A. and Subsidiaries

The principal financial information about each of the Company’s reportable segments is as follows:

	2006					2005	2004
	Ultragaz	Oxiteno	Ultracargo	Other	Consolidated	Consolidated	Consolidated
Net sales, net of intercompany transactions	3,066.0	1,549.5	178.6	—	4,794.1	4,693.8	4,784.2
Operating income before financial items and equity in subsidiary and affiliated companies	167.3	146.3	11.4	5.4	330.4	358.3	563.9
Total assets, net of related parties	961.4	2,307.8	310.1	322.8	3,902.1	3,673.1	2,667.2

Disclosures of segments in accordance with U.S. GAAP are made in Note 24.V.j).

18.	RISKS AND FINANCIAL INSTRUMENTS

The main risk factors to which the Company and its subsidiaries are exposed reflect strategic-operating and economic-financial aspects. Strategic-operating risks (such as behavior of demand, competition, technological innovation and significant structural changes in industry, among others) are addressed by the Company’s management model. Economic-financial risks mainly reflect customer default and macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company. These risks are managed through control policies, specific strategies and the determination of limits, as follows:

•

Customer default—These risks are managed by specific policies for accepting customers and analyzing credit and are mitigated by diversification of sales. As of December 31, 2006, Oxiteno S.A. Indústria e Comércio and its subsidiaries maintained R$1.6 (2005—R$0.8) and the subsidiaries of Ultragaz Participações Ltda, maintained R$20.0 (2005—R$25.2) as an allowance for doubtful accounts.

•

Interest rates—The Company and its subsidiaries adopt conservative policies to obtain and invest funds and to minimize the cost of capital. The temporary cash investments of the Company and its subsidiaries are comprised substantially of transactions linked to the CDI, as described in Note 4. A portion of the financial assets is intended for foreign currency hedges, as mentioned below. Borrowings are mainly originated from the BNDES, debentures and foreign currency financing are disclosed in Note 13.

•

Exchange rate—The Company’s subsidiaries use foreign currency swap instruments (mainly US$ and CDI) available in the financial market to cover assets and liabilities in foreign currency, so as to reduce the exchange rate variation effects on their results. Such swap instruments have amounts, periods and indexes equivalent to the assets and liabilities in foreign currency to which they are linked. The following summary shows assets and liabilities in foreign currency, translated into Brazilian reais at December 31, 2006 and 2005 at the corresponding year end exchange rates:

Ultrapar Participações S.A. and Subsidiaries

	2006	2005
Assets:
Investments abroad and swap instruments	94.4	126.2
Foreign cash and cash equivalents abroad	50.4	512.5
Short and long-term investments in foreign currency	726.9	213.2
Receivables from foreign customers, net of advances on foreign exchange contracts and allowance for losses	25.4	22.0

Total	897.1	873.9

Liabilities:
Foreign currency financing	870.1	844.3
Import transactions payables	30.9	16.0

Total	901.0	860.3

Net asset (liability) position	(3.9)	13.6

The exchange rate variation related to cash and cash equivalents, short and long-term investments in foreign currencies was recorded as financial expense in the consolidated statement of income for the year ended December 31, 2006, in the amount of R$15.3 (financial expense in 2005 of R$9.4 and financial expense in 2004 of R$11.0).

•	Market value of financial instruments

Market value of financial instruments as of December 31, 2006 and 2005 are as follow:

	2006		2005
	Book value	Market value	Book value	Market value
Financial assets:
Cash and cash equivalents	385.1	385.1	1,114.2	1,114.2
Short-term investments	737.3	734.6	184.8	184.8
Long-term investments	548.0	564.4	372.7	372.7

	1,670.4	1,684.1	1,671.7	1,671.7

Financial liabilities:
Current and long-term financing and swaps	1,236.9	1,265.3	1,162.6	1,164.4
Current and long-term debentures	312.8	312.7	317.9	318.5

	1,549.7	1,578.0	1,480.5	1,482.9

Investment:
Investments in affiliated companies	25.5	29.0	28.1	33.1

The market value of financial instruments was obtained through the commonly used marking to market methodology, which consists of carrying the balances of the instruments until the maturity at the respective contracted rates, discounting them to present value at market rates as of December 31, 2006 and 2005. The market value of investments in affiliated companies is based on the share price trading on the BOVESPA—São Paulo Stock Exchange.

Ultrapar Participações S.A. and Subsidiaries

19.	CONTINGENCIES AND COMMITMENTS

a)	Labor, civil and tax lawsuits

The Petrochemical Industry Labor Union, of which the employees of Oxiteno Nordeste S.A.—Indústria e Comércio are members, filed a lawsuit against the subsidiary in 1990, demanding compliance with the adjustments established in collective labor agreement, in lieu of the salary policies effectively followed. At the same time, the employers’ association proposed a collective bargaining for the interpretation and clarification of the fourth clause of the agreement. Based on the opinion of its legal counsel, who analyzed the last decision of the Federal Supreme Court (STF) on the collective bargaining, as well as the status of the individual lawsuit of the subsidiary, management believes that an accrual for a potential loss is not necessary as of December 31, 2006.

The subsidiaries Companhia Ultragaz S.A. and SPGás Distribuidora de Gás Ltda. are parties to an administrative proceeding at the SDE (Economic Law Department), linked to CADE (Administrative Council for Economic Defense), under the allegation of anticompetitive practice in certain municipalities of the State of Minas Gerais in 2001. In September 2005, the SDE issued a technical notice recommending to CADE a ruling against the companies involved in this proceeding. In their defense, the subsidiaries’ arguments, among others, are that: (i) under the terms of the notice issued by the Company’s chief executive officer on July 4, 2000, the subsidiaries’ employees were forbidden to discuss with third parties matters related to prices; and (ii) no consistent proof was attached to the proceeding’s records. In view of the arguments presented, the fact that the technical notice has no binding effect on CADE’s decision, and their legal counsel’s opinion, the subsidiaries did not record a provision for this issue. Should CADE’s decision be unfavorable, the subsidiaries could still discuss the issue at the judicial level.

The subsidiary Companhia Ultragaz S.A. is a defendant in lawsuits relating to damages caused by an explosion in 1996 in a shopping mall in the city of Osasco, State of São Paulo. Such lawsuits involve: (i) individual suits filed by victims of the explosion claiming damages from Ultragaz for the loss of economic benefit and for pain and suffering, (ii) reimbursement of expenses from management of the shopping mall and its insurance company, and (iii) a class action lawsuit seeking indemnification for material damages and pain and suffering for all the victims injured and deceased. The subsidiary believes that it has presented evidence that defective gas pipes in the shopping mall caused the accident and that Ultragaz’s on-site LPG storage facilities did not contribute to the explosion. Of the 58 lawsuits judged thus far, a favorable judgment was obtained for 57, and of these 16 have already been dismissed; only 1 had an unfavorable decision, which is still subject to appeal, and whose amount, should the decision be upheld, is seventeen thousands reais. Two lawsuits have not yet been judged. The subsidiary has insurance coverage for these lawsuits, and the uninsured contingent amount is R$23.6. The Company has not recorded any provision for this amount, since it believes the probability of loss is remote.

The Company and its subsidiaries obtained injunctions to pay PIS and COFINS (taxes on revenues) without the changes introduced by Law No. 9718/98 in its original version. The ongoing questioning refers to the levy of these taxes on sources of income other than revenues. The unpaid amounts were recorded in the financial statements of the Company and its subsidiaries, totaling R$14.5 as of December 31, 2006 (R$37.0 in 2005). Recently the STF has decided the matter favorable to the taxpayer. Although it is a precedent, the effect of this decision does not automatically apply to all the companies, since they have to await judgment of their own lawsuit. In 2006 final decisions were rendered on the lawsuits of subsidiaries Companhia Ultragaz S.A., Transultra—Armazenagem e Transporte Especializado Ltda., Oxiteno S.A Indústria e Comércio and Ultraquímica Florestal Ltda. (company merged into Ultracargo Operações Logísticas e Participações Ltda.), and the subsidiaries reversed the existing provisions in the amount of R$15.9, R$1.3, R$5.7 and R$0.6, respectively, net of attorney’s fees, as financial income in the statement of income for the year. Likewise, a final decision was rendered on the lawsuit related to subsidiary Oxiteno Nordeste S.A. Indústria e Comércio. As this subsidiary had not obtained an injunction, it paid undue PIS and COFINS in prior periods. The amount of R$26.2, related to the favorable outcome in this lawsuit, net of attorney’s fees, was recorded as financial income and is being used for offset of federal taxes. The Company has other subsidiaries whose lawsuits have not yet been judged in the amount of R$14.1, net of attorney’s fees.

The Company’s subsidiary Oxiteno S.A.—Indústria e Comércio and its subsidiary Oxiteno Nordeste S.A. Indústria e Comércio accrued R$15.6 (R$14.5 in 2005) for ICMS tax assessments being judged at lower-level and appeal-level administrative courts. The subsidiaries are currently awaiting decisions on the appeals.

Ultrapar Participações S.A. and Subsidiaries

The Company’s subsidiary Utingás Armazenadora S.A. has challenged in court ISS (Service Tax) tax assessments issued by the municipal government of Santo André. Legal counsel of the subsidiary classifies the risk as low, since a significant portion of the lower-court decisions was favorable to the subsidiary. The thesis defended by the subsidiary is supported by the opinion of a renowned tax specialist. The unprovisioned updated amount of the contingency as of December 31, 2006 is R$33.4 (R$30.0 as of December 31, 2005).

On October 07, 2005, the subsidiaries of Ultragaz Participações Ltda. filed for and obtained an injunction to support the offset of PIS and COFINS credits against other federal taxes administered by the Federal Revenue Service (SRF), notably corporate income tax and social contribution taxes. According to the injunction obtained, the subsidiaries have been making escrow deposits for these debits and recognizing the corresponding liability for this purpose.

On December 29, 2006 the subsidiaries Oxiteno S.A Indústria e Comércio, Oxiteno Nordeste S.A Indústria e Comércio, Companhia Ultragaz S.A. and Transultra Armazenamento e Transporte Especializado Ltda filed for an injunction seeking the deduction of ICMS from PIS and COFINS tax basis.

The Company and its subsidiaries filed a request for injunction seeking not to be subject to the legislation that restricted the offset of corporate income tax (IRPJ) and social contribution (CSLL) tax loss carryforwards computed through December 31, 1994 to 30% of income for the year, as well as petitioning the full and immediate utilization of supplementary monetary adjustment based on the Consumer Price Index (IPC)/National Treasury Bonds (BTN) for 1990 (Law No. 8.200/91). There are good precedents for these discussions when it is proven that there was only a postponement of payment of IRPJ and CSLL to the following years, as is the case of the Company’s subsidiaries, and legal counsel understands that the chances of success of the challenge in the judicial sphere is possible. The contingency is estimated at R$21.4.

The Company and its subsidiaries have other ongoing administrative and judicial proceedings. Legal counsel classified the risks on these proceedings as possible and/or remote and, therefore, no reserves for potential losses on these proceedings have been recorded.

Accruals and escrow deposits are summarized below:

Accrual	Balance in 2005	Additions	Write-off	Monetary update	Balance in 2006
Income and social contribution taxes	9.3	25.0	(0.3)	2.0	36.0
PIS and COFINS on other revenues	37.0	—	(24.5)	1.9	14.4
ICMS	14.4	0.3	—	1.1	15.8
INSS	—	2.2	—	—	2.2
PIS on rendering service	—	0.3	—	—	0.3
(-) Escrow deposits	(6.1)	(24.4)	—	(1.7)	(32.2)

Total of other taxes and contribution	54.6	3.4	(24.8)	3.3	36.5

b)	Take or pay commitments

The Company’s subsidiary Terminal Químico de Aratu S.A.—Tequimar has contracts with CODEBA—and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with their port facilities in Aratu and Suape, respectively. Such contracts establish minimum cargo movement of 1,000,000 tons per year for Aratu, effective through 2022, and

Ultrapar Participações S.A. and Subsidiaries

250,000 tons per year for Suape, effective through 2027. If annual movement is less than the established minimum, the subsidiary is required to pay the difference between the actual movement and the minimum contractual movement using the port rates in effect at the date of payment. As of December 31, 2006, such rates were R$3.67 and R$3.44 per ton for Aratu and Suape, respectively. The subsidiary has met the minimum cargo movement limits since inception of the contracts. At December 31, 2006, future minimum lease payments under these operating leases are: R$4.5 in 2007, R$4.5 in 2008, R$4.5 in 2009, R$4.5 in 2010, R$4.5 in 2011 and thereafter R$52.1. A substantial part of these leases are paid directly to the port authorities by Tequimar’s customers. The part of such lease expenses paid by Tequimar amounted to R$2.2 in 2006, R$2.0 in 2005 and R$1.6 in 2004.

The Company’s subsidiary Oxiteno Nordeste S.A.—Indústria e Comércio has a supply contract with Braskem S.A., that establishes a minimum annual consumption level of ethylene per year. The minimum purchase commitment and the actual demand for the years ended December 31, 2006 and 2005, expressed in tons of ethylene, are summarized below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased.

	Minimum purchase commitment	Actual demand (real)
		2006 Unaudited	2005 Unaudited
In tons	137,900	181,496	192,190

At December 31, 2006, future minimum purchase commitments under this contract, based on the price prevailing at that date, are: R$224.4 in 2007, R$236.9 in 2008, R$249.4 in 2009, R$261.8 in 2010, R$274.3 in 2011 and thereafter R$2,905.1. Total purchases made under this contract were R$621.5 in 2006, R$624.9 in 2005 and R$576.9 in 2004.

On August 16, 2006 the subsidiary signed a memorandum of understanding, altering the ethylene supply contract with Braskem S.A. described above. The memorandum of understanding regulates new conditions of ethylene supply through 2021, and in 2007 and 2008 the subsidiary will have an additional volume of ethylene, with the minimum quantity in tons increasing to 180 thousand and 190 thousand, respectively. The new condition provided for in the memorandum of understanding are reflected in future minimum purchase commitments mentioned above.

c)	Insurance coverage for subsidiaries

The Company has insurance policies to cover various risks, including loss and damage from fire, lightning, explosion of any nature, windstorm, plane crash and electrical damage, among others, protecting the plants and other branches of all subsidiaries, with coverage amounting to US$396 million.

For the plants of Oxiteno S.A. Indústria e Comércio, Oxiteno Nordeste S.A. Indústria e Comércio and Canamex Químicos S.A. de C.V., there is also a loss of income insurance against losses from potential accidents related to their assets, with coverage amounting to US$233 million.

A civil liability insurance program covers the Company and its subsidiaries, with global coverage of US$200 million, for losses and damages from accidents caused by third parties, related to the commercial and industrial operations and/or distribution and sale of products and services.

Group life insurance, personal accident insurance, health insurance, and domestic and international transportation insurance are also contracted.

Ultrapar Participações S.A. and Subsidiaries

20.	RELATED COMPANIES

The balances and transactions with related parties are as follows:

	2006
	Loans		Trade accounts
	Assets	Liabilities	Receivable	Payable
Química da Bahia Indústria e Comércio S.A.	—	3.6	—	—
Serma Associação dos Usuários de Equipamentos de Processamentos de Dados e Serviços Correlatos	7.3	—	—	—
Petroquímica União S.A.	—	—	—	1.8
Oxicap Indústria de Gases Ltda.	—	—	—	1.0
Liquigás Distribuidora S.A	—	—	0.2	—
Petróleo Brasileiro S.A.—Petrobras	—	—	—	1.2
Braskem S.A.	—	—	—	9.8
SHV Gás Brasil Ltda.	—	—	0.1	—
Other	0.1	1.1	0.1	—

Total at December 31, 2006	7.4	4.7	0.4	13.8

Total at December 31, 2005	3.7	5.0	2.3	26.8

	2006
	Transactions		Financial expenses
	Sales	Purchases
Petroquímica União S.A.	—	141.3	—
Oxicap Indústria de Gases Ltda.	—	9.7	—
Liquigás Distribuidora S.A.	3.4	—	—
Química da Bahia Indústria e Comércio S.A.	—	—	(0.3)
Petróleo Brasileiro S.A.—Petrobras	—	2,024.0	—
Copagaz Distribuidora de Gás Ltda.	1.2	—	—
Braskem S.A.	50.4	621.5	—
SHV Gás Brasil Ltda.	1.2	—	—
Other	0.9	—	—

Total 2006	57.1	2,796.5	(0.3)

Total 2005	82.7	2,777.6	(0.6)

Total 2004	98.3	2,805.9	(0.5)

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

a)	Deferred income and social contribution taxes

The Company and its subsidiaries recognize tax assets and liabilities, which do not expire, arising from tax loss carryforwards, temporary add-backs, revaluation of property, plant and equipment and other procedures. Tax credits are based on the continuing profitability from operations. Deferred income and social contribution taxes are presented in the following principal categories:

	2006	2005
Assets:
Deferred income and social contribution taxes on:
Provision for losses in assets	20.4	22.8
Provision for contingencies	13.3	17.1
Other provisions	25.8	18.8
Income and social contribution on tax loss carryforwards	26.0	24.3

Total	85.5	83.0

Current portion	27.3	22.0
Noncurrent portion	58.2	61.0

Liabilities:
Deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	0.9	1.2
Income earned abroad	25.3	23.1

Total	26.2	24.3

Current portion	0.2	0.2
Noncurrent portion	26.0	24.1

Ultrapar Participações S.A. and Subsidiaries

The estimated recovery of deferred income and social contribution tax assets is shown below:

Through 2007	27.3
2008	27.3
2009	16.9
2010	14.0

85.5

b)	Reconciliation of income and social contribution taxes to statutory tax rates

	2006	2005	2004
Income before taxes, equity in subsidiaries and affiliated companies and minority interest	342.5	329.2	502.9
Official tax rates—%	34.0	34.0	34.0

Income and social contribution taxes at official rates	(116.4)	(111.9)	(171.0)

Adjustments to the effective tax rate:
Operating provisions and nondeductible expenses/nontaxable income	7.7	17.8	(5.2)
Adjustments to estimated income	1.8	1.1	(0.3)
Employees’ Meal Program (PAT)	0.4	0.5	0.6
Other adjustments	0.1	(0.1)	(0.6)

Income and social contribution taxes before tax benefits	(106.4)	(92.6)	(176.5)

Benefits of tax holidays—ADENE	50.3	63.8	93.5
Income and social contribution taxes per statement of income	(56.1)	(28.8)	(83.0)

Current	(111.8)	(113.1)	(175.0)
Deferred	5.4	20.5	(1.5)
Benefits of tax holidays—ADENE	50.3	63.8	93.5

Ultrapar Participações S.A. and Subsidiaries

c)	Tax loss carryforwards

Tax loss carryforwards may be used to offset up to 30% of future taxable income and do not expire.

d)	Tax exemption

The following indirect subsidiaries have partial or total exemption from income tax in connection with a government program for the development of the Northeast Region of Brazil:

Subsidiary	Unit	Incentive - %	Expiration date
Oxiteno Nordeste S.A.—Indústria e Comércio (*)	Camaçari plant	100	2006

Bahiana Distribuidora de Gás Ltda.	Mataripe plant	75	2013
	Suape plant	100	2007
	Ilhéus plant	25	2008
	Aracaju plant	25	2008
	Caucaia plant	75	2012

Terminal Químico de Aratu S.A.—Tequimar	Aratu Terminal	75	2012
	Suape Terminal	75	2015

(*)	In December 2006, this plant’s exemption expired and a request was filed with ADENE (Northeast Development Agency), the agency in charge of managing this incentive program, seeking a 75% income tax reduction until 2016. The subsidiary expects to have a response to this request by May 2007, having been successful in previous similar requests. Should this 75% reduction not be approved, the subsidiary will file a new request with ADENE, for 25% income tax reduction until 2008 and 12.5% from 2009 to 2013, to which it is entitled for being located in a development region and exercising an economic activity that is considered as priority for the area.

22.	STOCK COMPENSATION PLAN

The Extraordinary Stockholders’ Meeting held on November 26, 2003 approved a compensation plan for management of the Company and its subsidiaries, which provides for: (i) the initial grant of usufruct of shares issued by the Company and held in treasury by the subsidiaries in which the beneficiaries are employed, and (ii) the transfer of the beneficial ownership of the shares after ten years of the initial concession provided that the professional relationship between the beneficiary and the Company and its subsidiaries is not interrupted. The total value granted to executives until December 31, 2006, including taxes, was R$12.3 (R$8.9 in 2005). Such value is being amortized over a period of ten years and the amortization related to the year ended December 31, 2006, in the amount of R$0.9 (R$0.8 in 2005 and R$0.6 in 2004), was recorded as an operating expense for the period.

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

In August 2001, the Company and its subsidiaries began to offer their employees a defined contribution pension plan, managed by Ultraprev—Associação de Previdência Complementar. Under the terms of the plan, the basic contribution of each participating employee is defined annually by the participant between 0% and 11%, of his/her salary. The sponsoring companies provide a matching contribution to the basic contribution. As participants retire, they may opt to receive monthly: (i) a percentage varying between 0.5% and 1.0% of the fund accumulated in his/her name at Ultraprev, or (ii) a fixed-monthly amount that will extinguish the fund accumulated in his/her name in a period between 5 and 25 years. As such, neither the Company nor its subsidiaries assume responsibility for guaranteeing amounts or periods of receipt for the participants that retire. In 2006, the Company and its subsidiaries contributed R$3.3 (R$3.0—2005 and R$4.0—2004) to Ultraprev, which was charged to income for

Ultrapar Participações S.A. and Subsidiaries

the year. The total number of employee participants as of December 31, 2006 was 5,632, with no participants retired to date. Additionally, Ultraprev has 1 active participant and 31 former employees receiving benefits according to the policies of a previous plan.

24.	SUMMARY AND RECONCILIATION OF THE DIFFERENCES BETWEEN ACCOUNTING PRACTICES ADOPTED IN BRAZIL AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (U.S. GAAP)

I—Description of GAAP differences

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

The Company, as described in Note 3.i), accounts for the effects of inflation in its consolidated financial statements through December 31, 1995. Under U.S. GAAP, Brazil was considered to be a highly inflationary economy until July 1, 1997, and the effect of inflation was recognized until December 31, 1997.

In determining amounts under U.S. GAAP, the effects of inflation for the years ended December 31, 1996 and 1997 were determined using the “Índice Geral de Preços -Disponibilidade Interna—IGP-DI” index, which is widely-accepted and respected index published monthly by the Fundação Getúlio Vargas.

Through December 31, 1995, the Company used indexes established by the government to restate balances and transactions for purposes of its corporate law financial statements. Such indexes do not necessarily represent changes in general price levels, as would be required under U.S. GAAP.

Because the Company’s management believes that the “Índice Geral de Preços—Disponibilidade Interna—IGP-DI” is an appropriate and consistent measure of the general price inflation in Brazil and because of its availability, for U.S. GAAP purposes the Company adopted the IGP-DI for restatement of its financial statements through December 31, 1995, replacing the government mandated index. This procedure is consistent with the recommendation by the Brazilian Task Force (organized under the AICPA International Practices Task Force to review the issue of the appropriate index to be used for preparing price-level adjusted financial statements of Brazilian companies filing with the SEC) of using the IGP-M or IGP-DI for such purposes. Thus, all nonmonetary assets and liabilities were restated using the IGP-DI since the inception of the Company, through December 31, 1997.

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

Ultrapar Participações S.A. and Subsidiaries

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

Acquisition of subsidiary shares from minority stockholders—2004

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

Ultrapar Participações S.A. and Subsidiaries

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

Ultrapar Participações S.A. and Subsidiaries

Under U.S. GAAP, earnings per share are determined based upon the weighted average number of shares outstanding during the period, giving retroactive effect to stock dividends and stock splits. Nonvested shares granted to certain executives of the Company as disclosed in Note 24.I.k) are not included in the computation of basic earnings per share even though the shares are legally issued, since such shares are considered contingently returnable because if the executives do not render the requisite service, the shares are returned to the Company. These nonvested shares are included in diluted earnings per share applying the treasury stock method. The calculation of earnings per share under U.S. GAAP is shown in Note 24.V.a).

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

For U.S. GAAP reconciliation purposes, the available-for-sale equity security has been recorded at estimated fair value, and the resulting accumulated adjustment, in the amount of R$4.1 (positive) and R$5.1 (positive) as of December 31, 2006 and 2005, respectively, net of deferred tax effect, when applicable, has been recognized as a separate component of stockholders’ equity until realization. The estimated fair values of the equity security carried by the Company are R$22.2 and R$23.7 as of December 31, 2006 and 2005, respectively. During the years presented, no equity security classified under U.S. GAAP as available-for-sale was disposed of.

Debt securities

Under accounting practices adopted in Brazil, available-for-sale debt securities are generally carried at cost, plus interest income earned less provisions, when applicable, charged to the statement of income to reduce its carrying value to market value.

For U.S. GAAP reconciliation purposes, available-for-sale debt securities have been recorded at estimated fair value, and the resulting accumulated adjustment, in the amount of R$9.0 positive in 2006 (zero in 2005), has been recognized as a separate component of stockholders’ equity, net of deferred tax effects and minority interest, when applicable, until realization.

As of December 31, 2006 and 2005, the fair values of available-for-sale debt securities amounted to R$871.8 and R$177.8, respectively, and the gross unrealized gains amount to R$13.7 in 2006 (zero in 2005).

As of December 31, 2006, the amount of R$704.3 of available-for-sale debt securities mature within one year, R$128.3 mature between one and two years, and R$25.7 mature between two and three years.

For the year ended December 31, 2006, the Company sold debt securities for R$315.2 (R$12.6 in 2005 and R$18.7 in 2004), generating a gross realized loss of R$6.1 (R$3.0 in 2005 and R$2.2 in 2004), recorded in the statement of income. The cost of such securities was based on specific identification.

As of December 31, 2006, the amount of R$33.0 of held to maturity debt securities mature within one year, R$386.8 mature between one and two years, and R$7.2 mature in 2018. Under accounting practices adopted in Brazil and for U.S. GAAP, held to maturity debt securities are treated similarly.

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

Ultrapar Participações S.A. and Subsidiaries

2006
Description	Notional amount		Receiving side Interest rate	Paying side Interest rate	Book value Gain (loss)	Fair value - U.S. GAAP Gain (loss)	Adjustment Gain (loss)
	Receive currency	Pay currency

Swap	US$56.0	R$135.5	5.1% fixed	101.7% to 102.0% of CDI -variable	(42.8)	(45.1)	(2.3)
Zero Cost Collar	US$13.0	MXN 143.6	—	Below MXN 11.1140	(0.4)	(0.4)	—
Swap	US$7.7	R$16.7	—	41.0 to 61.0% of CDI - variable	(0.2)	(0.3)	(0.1)
Swap	R$28.3	US$13.2	51.5 to 58.6% of CDI - variable	—	0.3	0.5	0.2
Swap	R$12.8	US$6.0	51.1 to 61.0% of CDI - variable	—	0.1	0.2	0.1
Swap	R$44.9	US$20.9	96.4 to 105.0% of CDI - variable	5.3% fixed	0.5	1.0	0.5
Swap	R$17.9	US$8.4	98.3 to 101.0% of CDI - variable	5.3% fixed	0.1	0.4	0.3
Swap	US$4.3	R$12.6	6.2% fixed	93.0% of CDI -variable	(9.9)	(9.8)	0.1

Total					(52.3)	(53.5)	(1.2)

2005
	Notional amount
Description	Receive currency	Pay currency	Receiving side Interest rate	Paying side Interest rate	Book value Gain (loss)	Fair value - U.S. GAAP Gain (loss)	Adjustment Gain (loss)

Swap	US$58.9	R$142.4	5.1% fixed	101.7% to 102% of CDI - variable	(15.2)	(16.7)	(1.5)
Swap	US$10.8	MXN122.0	—	5.8% fixed	(3.3)	(5.2)	(1.9)
Swap	US$1.4	R$3.3	—	36.9% to 101.3% of CDI -variable	0.1	—	(0.1)
Swap	R$9.0	US$4.0	74.4% to 79.0% of CDI - variable	—	(0.2)	(0.2)	—
Swap	R$84.3	US$37.7	99.6% to 104.5% of CDI -variable	4% fixed	(2.0)	(1.5)	0.5
Swap	US$16.7	R$49.3	4.2% to 6.9% fixed	84.7% to 94.2% of CDI - variable	(27.5)	(27.1)	0.4

Total					(48.1)	(50.7)	(2.6)

Ultrapar Participações S.A. and Subsidiaries

2004
	Notional amount		Receiving side Interest rate	Paying side Interest rate	Book value Gain (loss)	Fair value - U.S. GAAP Gain (loss)	Adjustment Gain (loss)
Description	Receive currency	Pay currency
Swap	US$50.3	R$136.0	7.2% to 8.0% fixed	100% of CDI -variable	(54.7)	(50.8)	3.9
Swap	US$10.8	MXN122.0	—	5.8% fixed	(1.9)	(2.0)	(0.1)
Forward	R$57.2 (**)	US$19.5	—	US$2.78 to US$2.95 (*)	5.0	5.0	—
Swap	R$5.4	US$2.0	101.5% of CDI - variable	2.5% fixed	0.1	0.1	—
Swap	US$43.9	R$130.4	4.2% to 6.9% fixed	87% to 100% of CDI - variable	(37.1)	(31.9)	5.2

Total					(88.6)	(79.6)	9.0

(*)	Conversion exchange rate at maturity.
(**)	Amount to be received at maturity.

Ultrapar Participações S.A. and Subsidiaries

j)	Expenses for public offering of shares

Under accounting practices adopted in Brazil, costs associated with the offering of shares to the public, in the amount of R$2.4, are recorded as financial expenses in 2005.

Under U.S. GAAP, these costs directly reduce the proceeds of the offering recorded in capital.

k)	Accounting for stock compensation plan

As mentioned in Note 22, the Company has approved a stock compensation plan on November 26, 2003.

The table below summarizes the information related to the shares granted to the Company’s executives:

Grant date	Restricted shares granted	Fair value of shares (whole Brazilian reais)	Total compensation costs, including tax	Accumulated recognized compensation costs	Unrecognized compensation costs
	(*)
November 9, 2006	51,800	46.50	3.3	—	3.3
December 14, 2005	28,400	32.83	1.3	(0.1)	1.2
October 4, 2004	47,150	40.78	2.7	(0.6)	2.1
December 17, 2003	119,600	30.32	5.0	(1.6)	3.4

	246,950		12.3	(2.3)	10.0

Those shares were granted at no cost to the Company’s executives. The grant-date fair values were determined based on the market value of these shares on the BOVESPA. These executives have the right to receive dividends on these shares provided that the professional relationship between them and the Company and its subsidiaries is not interrupted. These shares will cliff vest after ten years of the initial award. As of December 31, 2006, none of these shares granted to the executives were forfeited. As of December 31, 2006, the total compensation cost related to nonvested awards not yet recognized amounts to R$10.0, and 8.4 years is the weighted-average period over which this compensation cost is expected to be recognized.

(*)	Retroactively adjusted for the stock dividend and reverse stock split as mentioned in Note 24.I.g).

Under accounting practices adopted in Brazil, the Company records compensation costs from its stock compensation plan similarly to the requirements of SFAS 123 (R) “Share-Based Payment”, using the fair value of the award. Compensation cost is charged to earnings on a straight-line basis. The fair value of the award equals its intrinsic value at the grant date.

No adjustments are included in the U.S. GAAP reconciliation related to the Company’s stock compensation plan since the Company applies SFAS 123 (R) “Share-Based Payment” to account for the plan for U.S. GAAP purposes.

For U.S. GAAP purposes, dividends declared under these unvested restricted shares are accounted for initially as a charge to retained earnings. If the restricted shares do not vest, all previously declared dividends associated with the restricted shares are reversed from retained earnings and charged to compensation expense. As of December 31, 2006, accumulated dividends declared under all unvested restricted shares outstanding amounted to R$0.9 (R$0.5 in 2005).

l)	Fair value of guarantees under FIN 45

Under accounting practices adopted in Brazil, the Company is not required to record any liability related to guarantees given to third parties unless contingent obligations to make future payments under the guarantees are probable.

Under accounting practices adopted in Brazil, as of December 31, 2006, the Company has not recorded any liability related to these guarantees, as disclosed in Note 13.

Ultrapar Participações S.A. and Subsidiaries

Under U.S. GAAP, the Company recognizes, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing guarantees in accordance with FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. In the event that, at inception of the guarantee, the Company is required to recognize a liability under SFAS 5, “Accounting for Contingencies”, the liability initially recognized would be the greater of: (a) the amount of fair value of the value of the obligation undertaken in issuing guarantee, or (b) the contingent liability amount required to be recognized at inception of the guarantee by applying SFAS 5.

Under U.S. GAAP, as of December 31, 2006 and 2005 the Company recorded a liability in the amount of R$0.8 and R$0.8, respectively, related to these guarantees based on their fair value. The respective offsetting entry of this liability was recorded as an expense. The net effect of this matter in the income statement as per U.S. GAAP is R$0.0, R$0.3 (expenses) and R$0.6 (expenses), per the year ended on December 31, 2006, 2005 and 2004, respectively, at the time those guarantees were issued. The Company reduces the liability (by a credit to earnings) as it is released from risk under the guarantees.

m)	Translation adjustments—Canamex

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

As a result of this difference, the net translation gain or loss, net of tax, reported in the statement of income under accounting practices adopted in Brazil in the amount of R$1.2 (loss) for the year ended December 31, 2006 (2005—R$3.0 gain) was reclassified to “Accumulated other comprehensive income (loss)” in stockholders’ equity under U.S. GAAP. Such difference has no total stockholders’ equity effect.

n)	Classification of export notes

Certain subsidiaries of the Company have discounted certain export notes under recourse financing arrangements with financial institutions operating in Brazil. If the original debtors fail to pay their obligations when due, these subsidiaries would be required to repay the financed amounts. Under accounting practices adopted in Brazil, such transactions are classified as a reduction of accounts receivable as mentioned in Note 6. Under U.S. GAAP, these transactions are recorded gross as accounts receivable and bank loans. As a consequence, current assets and liabilities under U.S. GAAP would be increased by R$50.9 and R$39.0 at December 31, 2006 and 2005, respectively. This U.S. GAAP difference has no net income or equity effect.

o)	Operating income

Under accounting practices adopted in Brazil, nonoperating income (expenses) includes certain items that would be classified within operating income for U.S. GAAP purposes. These items amounted to R$14.8 (loss), R$1.6 (loss) and R$15.1 (loss) for the years ended December 31, 2006, 2005 and 2004, respectively, and are composed as follows:

	2006	2005	2004
Total nonoperating expenses, net reported under accounting practices adopted in Brazil	(18.5)	(1.8)	(16.0)
Operating items under U.S. GAAP:
Loss on disposals of fixed assets	1.1	1.6	15.1
Expenses related to studies and projects	13.7	—	—

Nonoperating expenses, net under U.S. GAAP (loss on disposal of investments)	(3.7)	(0.2)	(0.9)

Ultrapar Participações S.A. and Subsidiaries

p)	Escrow deposits

Under accounting practices adopted in Brazil, the balances of escrow deposits are offset against these under the heading “Other taxes and contributions—contingent liabilities” in non-current liabilities. Under U.S. GAAP, these balances are recorded gross as escrow deposits and other taxes and contributions—contingent liabilities. As a consequence, non-current assets and liabilities under U.S. GAAP would be increased by R$32.2 and R$6.1 at December 31, 2006 and 2005, respectively. This U.S. GAAP difference has no net income or equity effect.

q)	Accounting for planned major maintenance activities—change in accounting principle

Under accounting practices adopted in Brazil, the Company used the accrue-in-advance method of accounting for planned major maintenance activities until January 1, 2006. In accordance with the provisions contained in CVM Resolution No. 489, dated of October 3, 2005 and the Accounting Pronouncement and Standard-NPC 22 about Provisions, Liabilities and Contingencies, issued by the Brazilian Institute of Independent Auditors—IBRACON, the accrue-in-advance method of accounting for planned major maintenance was prohibited to be used as from January 1, 2006. As a result, as from January 1, 2006, the Company changed its accounting principle in regards to planned major maintenance activities and selected to use the deferral method by which the Company capitalizes the amounts expended on the planned major maintenance activities and amortizes them through the period to the next planned major maintenance. The effect of such change in accounting principle is recorded as a prior year adjustment to retained earnings as of January 1, 2006 not restating prior periods.

Under U.S. GAAP, the Company also used the accrue-in-advance method of accounting for planned major maintenance activities until January 1, 2006. In order to be consistent with Company’s view and accounting practices adopted in Brazil, the Company early adopted the FSP AUG AIR—Accounting for Planned Maintenance Activities as of January 1, 2006. As a result, as from January 1, 2006, the Company changed its accounting principle in regards to planned major maintenance activities and selected to use the deferral method consistently with accounting principles adopted in Brazil. The Company applied the FSP guidance and SFAS No. 154 “Accounting Changes and Error Corrections” to record retrospectively the effect of the change in accounting principle for all periods presented. All effects related to this matter concerns the chemical segment. The table below summarizes this change in accounting principles:

Description	Amount previously reported under U.S. GAAP	Gross effect of change in accounting principle	Income tax on change in accounting principle	Net effect of change in accounting principle	Amount reported under U.S. GAAP in these financial statements
Shareholders’ equity
As of December 31, 2005	1,723.9	9.6	(3.3)	6.3	1,730.2
Net income
Year ended December 31, 2005	292.1	(4.9)	1.7	(3.2)	288.9
Year ended December 31, 2004	414.3	(1.6)	0.6	(1.0)	413.3
Other comprehensive income
Year ended December 31, 2005	290.0	(4.9)	1.7	(3.2)	286.8
Year ended December 31, 2004	421.6	(1.6)	0.6	(1.0)	420.6
Earnings per share—basic and diluted
Year ended December 31, 2005	3.61	(0.06)	0.02	(0.04)	3.57
Year ended December 31, 2004	5.18	(0.02)	0.01	(0.01)	5.17

Ultrapar Participações S.A. and Subsidiaries

The cumulative effect of the change to new accounting principle prior to January 1, 2004 in the carrying amounts of assets and liabilities as of January 1, 2004 amounts to R$10.5. See item IV—Statement of changes in stockholders’ equity in accordance with U.S. GAAP.

r)	Financial statement note disclosures

Under accounting practices adopted in Brazil, a certain set of information is required to be disclosed in the notes to the financial statements. The additional disclosures required by U.S. GAAP, which are relevant to the accompanying financial statements, are included herein.

s)	New pronouncements

In December 2006, the FASB issued FASB Staff Position (FSP) No. EITF 00-19-2, “Accounting for Registration Payment Arrangements”, which includes most registration rights agreements in security issuances and certain “contingent interest” features in debt instruments. The FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with SFAS No. 5, Accounting for Contingencies. The FSP is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to December 21, 2006. The Company will apply this statement as the need arises.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, which requires employers to recognize the over funded or under funded status of defined benefit postretirement plans as an asset or a liability and to recognize the changes in the funded status through comprehensive income. This statement also requires that defined benefit plan assets and obligations be measured as of the fiscal year-end. The Company will apply this statement as circumstances arise.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expand disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. The Company will apply this statement as of November 15, 2007 as the need arises.

In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes”, which prescribes a comprehensive model for how a company should recognize, measure, update and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not file a return in a particular jurisdiction). Under the Interpretation, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time values. The Company will apply this Interpretation for its 2007 financials and does not expect any material impact resulting from this application.

In March 2006, the FASB issued SFAS No. 156—“Accounting for Servicing of Financial Assets”. SFAS No. 156 amends SFAS No. 140—“Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, that

Ultrapar Participações S.A. and Subsidiaries

establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. SFAS No. 156 amends Statement 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS No. 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. The Company will begin applying this interpretation as circumstances arise.

In February 2006, the FASB issued SFAS No. 155—“Accounting for Certain Hybrid Financial Instruments”. SFAS No. 155 amends FASB Statements No. 133—“Accounting for Derivative Instruments and Hedging Activities” and No. 140—“Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS No. 155 resolves issues addressed in Statement 133 Implementation Issue No. D1—“Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”, and in general terms:

(a)	Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

(b)	Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133;

(c)	Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation

(d)	Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives;

(e)	Amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company will begin applying this statement as circumstances arise.

II—Reconciliation of the differences between U.S. GAAP and accounting practices adopted in Brazil in net income

	Note 24.I.	2006	2005	2004
Net income as reported under accounting practices adopted in Brazil		282.1	299.2	414.5

Reversal of revaluation adjustments:	b)
Depreciation of property, plant and equipment		3.3	2.8	2.9
Deferred tax effects		(0.3)	(0.4)	(0.4)
Minority interests		(0.1)	(0.1)	(0.3)

		2.9	2.3	2.2

Inflation accounting:	a)
Property, plant and equipment—incremental depreciation		(3.6)	(3.4)	(3.4)
Other nonmonetary assets		—	(0.2)	(0.6)

		(3.6)	(3.6)	(4.0)

Deferred tax effects		1.2	1.3	1.3
Minority interests		—	(0.1)	0.1

		(2.4)	(2.4)	(2.6)

Different criteria for:
Cancellation of subsidiaries’ treasury stock	f)	0.8	0.9	0.9
Deferred charges expensed:	c)
Cost		(61.7)	(49.5)	(42.9)
Amortization		44.1	41.8	40.1
Depreciation of interest costs capitalized during construction	e)	(0.5)	(0.5)	(0.8)
Reversal of goodwill amortization	f)	5.3	8.8	8.5
Fair value adjustments relating to accounting for derivative instruments and hedging activities	i)	1.4	(11.6)	(12.3)

Ultrapar Participações S.A. and Subsidiaries

	Note 24.I.	2006	2005	2004
Translation adjustments - Canamex	m)	1.8	(4.5)	2.6
Other individually insignificant adjustments	d), h), l)	1.3	0.5	1.8

		(7.5)	(14.1)	(2.1)

Deferred tax effects		2.1	1.9	(0.6)
Minority interests		—	(0.1)	(0.4)

		(5.4)	(12.3)	(3.1)

Fair value adjustments relating to business combinations	f)	(1.6)	(1.5)	(1.6)
Deferred tax effects		0.6	0.5	0.5

		(1.0)	(1.0)	(1.1)

Fair value adjustments relating to acquisition of minority interest in Oxiteno S.A.—Indústria e Comércio	f)	4.5	4.7	4.6
Deferred tax effects		(1.0)	(1.0)	(0.9)

		3.5	3.7	3.7

Fair value adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.	f)	1.5	1.5	1.5
Deferred tax effects		(0.5)	(0.5)	(0.5)
Minority interests		—	—	(0.1)

		1.0	1.0	0.9

Fair value adjustments relating to the acquisition of Canamex Químicos S.A. de C.V.	f)	0.1	0.2	(0.3)
Deferred tax effects		—	(0.1)	0.1

		0.1	0.1	(0.2)

Fair value adjustments relating to acquisition of minority interest in Companhia Ultragaz S.A	f)	(0.5)	(1.3)	—
Deferred tax effects		0.2	0.4	—

		(0.3)	(0.9)	—

Expenses for public offering of shares	j)	—	2.4	—

Changes in accounting principles effects	q)	—	(4.9)	(1.6)
Deferred tax effects		—	1.7	0.6

		—	(3.2)	(1.0)

Net income under U.S. GAAP		280.5	288.9	413.3

Basic and diluted earnings per share under U.S. GAAP (in accordance with SFAS 128)—R$:	g)
Basic and diluted earnings per common share (*)		3.46	3.57	5.17
Basic and diluted earnings per preferred share (*)		3.46	3.57	5.17

(*)	The calculation of basic and diluted earnings per share is summarized in Note 24.V.a), which is retroactively adjusted to the stock dividend and reverse stock split mentioned in Note 24.I.g).

Ultrapar Participações S.A. and Subsidiaries

III—Reconciliation of the differences between U.S. GAAP and accounting practices adopted in Brazil in stockholders’ equity

	Note 24.I.	2006	2005
Stockholders’ equity as reported under accounting practices adopted in Brazil		1,933.5	1,790.1
Reversal of revaluation adjustments:	b)
Property, plant and equipment		(27.3)	(30.6)
Deferred tax effects		0.9	1.2
Minority interests		0.5	0.6

		(25.9)	(28.8)

Inflation accounting:	a)
Property, plant and equipment		21.7	25.3
Other nonmonetary assets		2.8	2.8

		24.5	28.1

Deferred tax effects		(8.3)	(9.5)
Minority interests		(0.2)	(0.2)

		16.0	18.4

Different criteria for:
Cancellation of subsidiaries’ treasury stock	f)	(2.1)	(2.9)
Deferred charges:	c)
Cost		(205.0)	(288.0)
Accumulated amortization		108.1	208.7
Capitalization of interest costs during construction:	e)
Cost		12.8	12.8
Accumulated amortization		(12.5)	(12.0)

Reversal of goodwill amortization of SPGás acquisition under BR GAAP	f)	16.3	11.4
Reversal of net goodwill generated in the acquisition of Companhia Ultragaz S.A. shares from minority stockholders under BR GAAP	f)	(1.1)	(1.5)
Fair value adjustments relating to accounting for derivative instruments	i)	(1.2)	(2.6)
Other individually insignificant adjustments	d), h), l)	0.2	(1.4)

		(84.5)	(75.5)
Deferred tax effects		27.6	24.8
Minority interests		0.6	0.6

		(56.3)	(50.1)

Fair value adjustments relating to business combinations:	f)	1.5	3.1
Deferred tax effect		(0.5)	(1.1)

		1.0	2.0

Fair value adjustments relating to acquisition of minority interest in Oxiteno S.A.—Indústria e Comércio	f)	(22.6)	(27.1)
Deferred tax effects		4.6	5.6

		(18.0)	(21.5)

Adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.:	f)
Fair value adjustments		(5.5)	(7.0)
Deferred tax effects		1.9	2.4
Goodwill difference between U.S. GAAP and accounting practices adopted in Brazil		14.4	14.4
Minority interest		(0.2)	(0.2)

		10.6	9.6

Adjustments relating to the acquisition of Canamex Químicos S.A. de C.V.:	f)
Fair value adjustments		(1.8)	(1.9)
Deferred tax effects		0.6	0.6
Goodwill difference between U.S. GAAP and accounting practices adopted in Brazil		0.7	0.7

		(0.5)	(0.6)

Fair value adjustments relating to acquisition of minority interest in Companhia	f)	3.8	4.3
Ultragaz S.A.
Deferred tax effects		(1.3)	(1.5)

		2.5	2.8

Available-for-sale equity securities (temporary unrealized gain)	h)	1.5	3.0
Deferred tax effects		(0.5)	(1.0)

		1.0	2.0

Available-for-sale debt securities (temporary unrealized gain)	h)	13.7	—
Deferred tax effects		(4.7)	—

		9.0	—

Changes in accounting principles effects	q)	—	9.6
Deferred tax effects		—	(3.3)

		—	6.3

Stockholders’ equity under U.S. GAAP		1,872.9	1,730.2

Ultrapar Participações S.A. and Subsidiaries

IV—Statement of changes in stockholders’ equity in accordance with U.S. GAAP

	2006	2005	2004
Stockholders’ equity under U.S. GAAP as of beginning of the year as previously reported	1,730.2	1,555.3	1,294.8
Cumulative effect of changes in accounting principles prior to the earliest period presented, net of tax—Note 24.I.q)	—	—	10.5

Stockholders’ equity under U.S. GAAP as of beginning of the year	1,730.2	1,555.3	1,305.3
Additional paid-in capital	0.7	0.5	0.4
Net income (adjusted for changes in accounting principles effects)	280.5	288.9	413.3
Dividends and interest on own capital	(144.2)	(157.1)	(164.2)
Acquisition of treasury shares	(1.1)	—	(6.8)
Unrealized gains (losses) on available-for-sale equity securities, net of tax—Note 24.I.h)	(1.0)	(5.9)	9.5
Unrealized gains (losses) on available-for-sale debt securities, net of tax—Note 24.I.h)	9.0	0.8	(0.4)
Translation adjustment—Canamex—net of tax—Note 24.I.m)	(1.2)	3.0	(1.8)
Capital Increase due to issuance of preferred shares	—	47.1	—
Expenses of public offering of shares—Note 24.I.j)	—	(2.4)	—

Stockholders’ equity under U.S. GAAP as of the end of the year	1,872.9	1,730.2	1,555.3

Comprehensive income (under SFAS 130):
Net income (adjusted for changes in accounting principles effects)	280.5	288.9	413.3
Unrealized gains (losses) on available-for-sale equity securities, net of tax—Note 24.I.h)	(1.0)	(5.9)	9.5
Unrealized gains (losses) on available-for-sale debt securities, net of tax—Note 24.I.h)	9.0	0.8	(0.4)
Translation adjustment—Canamex—net of tax—Note 24.I.m)	(1.2)	3.0	(1.8)

Total comprehensive income	287.3	286.8	420.6

Accumulated other comprehensive income as of the end of the year	13.1	6.3	8.4

Thereof:
Available for sale equity securities, net of tax —Note 24.I.h)	4.1	5.1	11.0
Available for sale debt securities, net of tax —Note 24.I.h)	9.0	—	(0.8)
Cumulative Translation adjustment—Canamex, net of tax—Note 24.I.m)	—	1.2	(1.8)

	13.1	6.3	8.4

Ultrapar Participações S.A. and Subsidiaries

V—Additional disclosures required by U.S. GAAP

a)	Earnings per share

The following table provides a reconciliation of the numerators and denominators used in computing earnings per share as required by SFAS 128. The calculation of earnings per share as summarized below is retroactively adjusted for the stock dividend and reverse stock split as mentioned in Note 24.I.g). As discussed in Notes 22 and 24.I.k), the Company has a share compensation plan. For all periods presented, the impact of this share compensation plan on diluted earnings per share was minimis and, consequently, the Company has not presented a separate calculation of the diluted earnings per share amount.

2006
Distributed income	144.2
Undistributed income	136.3

Net income under U.S. GAAP	280.5

Weighted average shares outstanding (in thousands)	81,129.7

Basic and diluted earnings per share—whole R$	3.46

2005
Distributed income	157.1
Undistributed income	131.8

Net income under U.S. GAAP	288.9

Weighted average shares outstanding (in thousands)	80,815.0

Basic and diluted earnings per share—whole R$	3.57

2004
Distributed income	164.2
Undistributed income	249.1

Net income under U.S. GAAP	413.3

Weighted average shares outstanding (in thousands)	79,975.8

Basic and diluted earnings per share—whole R$	5.17

Ultrapar Participações S.A. and Subsidiaries

b)	Concentrations of credit risk

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

Ultrapar Participações S.A. and Subsidiaries

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

Company is dependent on few major suppliers

The Company is dependent on third-party manufacturers for all of its supply of ethylene and LPG. In 2006, 2005 and 2004, products purchased from the Company’s three largest suppliers accounted for approximately 72%, 73% and 76% of cost of sales and services, respectively. The Company is dependent on the ability of its suppliers to provide products on a timely basis and on favorable pricing terms. The loss of certain principal suppliers or a significant reduction in product availability from principal suppliers could have a material adverse effect on the Company. The Company believes that its relationship with its suppliers is satisfactory.

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

No impairment has been recorded in the consolidated financial statements as of December 31, 2006.

d)	Impairment of goodwill

Under U.S. GAAP financial statements, goodwill consists of the excess of the cost paid for the acquisitions of SPGás and Canamex over the net of the fair value assigned to assets acquired and liabilities assumed of these companies.

The Company has recorded the following amounts of goodwill under the U.S. GAAP financial statements:

Description	2006	2005
Gas segment (Ultragaz):
Goodwill on the acquisition of SPGás	39.9	39.9

Chemical segment (Oxiteno):
Goodwill on the acquisition of Canamex	2.6	2.6

As mentioned in Note 24.I.(f), goodwill is not amortized and is tested for impairment annually.

e)	Fair value of financial instruments

The fair values of accounts receivables and trade suppliers approximate their book values. The fair value of financial assets and financial liabilities, including cash and cash equivalents, short and long-term investments, financing, debentures and swap instruments are disclosed in Note 18.

Ultrapar Participações S.A. and Subsidiaries

f)	Environmental issues

The Company and its subsidiaries are subject to federal, state and local laws and regulations relating to the environment. These laws generally provide for control of air and effluent emissions and require responsible parties to undertake remediation of hazardous waste disposal sites. Civil penalties may be imposed for noncompliance. The Company provides for remediation costs and penalties when a loss is probable and the amount is reasonably determinable. It is not presently possible to estimate the amount of all remediation costs that might be incurred or penalties that may be imposed; however, management does not presently expect that such costs and penalties will have a material effect on the Company’s consolidated financial position or results of operations. Recurring costs associated with managing hazardous substances and pollution in on-going operations, mainly composed of costs for treatment of effluents and for incinerations, amounted to R$4.4, R$3.6 and R$2.7 for the years ended December 31, 2006, 2005 and 2004, respectively. Capital expenditures to limit or monitor hazardous substances and pollutants amounted to R$5.0, R$8.3 and R$4.2 for the years ended December 31, 2006, 2005 and 2004, respectively.

The Company’s subsidiary Ultracargo Operações Logísticas e Participações Ltda. has controlled environmental liabilities in two of its terminals, situated in Santos and Paulínia, which are in monitoring and remediation phase, respectively.

We have no historical mandated expenditures to remediate previously contaminated sites, and other infrequent or non-recurring clean-up expenditures that can be anticipated but which are not required in the present circumstances.

g)	Statement of cash flows

Accounting practices adopted in Brazil do not require the presentation of a statement of cash flows as required by U.S. GAAP. Changes in working capital are presented in the statement of changes in financial position. U.S. GAAP requires the presentation of a statement of cash flows describing the Company’s cash flows from operating, financing and investing activities. Statements of cash flows derived from the information based on accounting practices adopted in Brazil are as follows:

Ultrapar Participações S.A. and Subsidiaries

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(In millions of Brazilian reais—R$)

	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	282.1	299.2	414.5
Adjustments to reconcile net income to cash provided by operating activities:
Interest income on investments	—	—	(0.4)
Depreciation and amortization	185.8	187.7	172.7
PIS and COFINS credit on depreciation	2.1	1.4	3.0
Loss on disposals of permanent assets	13.5	1.3	17.3
Foreign exchange and indexation (gains) losses	(32.6)	(55.4)	2.2
Allowance (reversal of provision) for losses on permanent assets	3.2	—	(1.3)
Equity in losses of affiliated companies	(1.0)	(1.6)	—
Deferred income and social contribution taxes	(5.4)	(27.4)	1.5
Other long-term taxes	—	—	8.0
Minority interest	5.3	2.8	5.4
Other	0.5	0.6	2.9
Decrease (increase) in operating assets:
Trade accounts receivable	(16.7)	18.7	(47.0)
Recoverable taxes	(73.4)	10.1	15.4
Inventories	(25.4)	18.6	(68.3)
Prepaid expenses	0.1	(3.3)	(2.7)
Other	1.8	(25.6)	(3.3)
Increase (decrease) in operating liabilities:
Suppliers	21.6	(11.1)	11.8
Accrued interest	(5.0)	20.1	0.2
Salaries and related charges	15.1	(28.1)	19.4
Taxes	13.5	(0.5)	(0.9)
Income and social contribution taxes	0.3	(2.3)	(3.6)
Other	(1.1)	4.8	(7.2)

Net cash provided by operating activities	384.3	410.0	539.6

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to short-term investments	(880.4)	(175.6)	(2.6)
Proceeds from sales of short-term investments	315.2	12.6	18.7
Additions to long-term investments	(7.2)	(294.6)	(41.7)
Additions to investments	(0.1)	—	(0.2)
Additions to escrow deposits	(24.0)	—	—
Additions to property, plant and equipment	(253.0)	(169.2)	(227.2)
Additions to intangible assets	(11.7)	(10.2)	—
Additions to deferred charges	(74.9)	(51.3)	(46.5)
Acquisition of minority interests	(0.1)	—	(10.3)
Proceeds from sales of property, plant and equipment	20.7	12.0	6.0
Other	—	—	0.7

Net cash used in investing activities	(915.5)	(676.3)	(303.1)

(Continue)

Ultrapar Participações S.A. and Subsidiaries

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(In millions of Brazilian reais—R$)	(Continuation)

	2006	2005	2004
CASH FLOWS FROM FINANCING ACTIVITIES

Short-term debt, net	(173.1)	(113.0)	(75.0)
Loans, Financing and Debentures:
Issuances	143.7	1,161.4	293.1
Repayments	(0.1)	(202.6)	(255.4)
Loans from affiliated companies:
Issuances	4.0	9.0	64.5
Repayments	(8.3)	(10.4)	(65.8)
Dividends paid	(148.6)	(129.5)	(132.3)
Capital increase	(0.1)	47.1	—
Other	(1.1)	—	(5.9)

Net cash provided by (used in) financing activities	(183.6)	762.0	(176.8)

Effect of exchange rate changes on cash and cash equivalents	(14.3)	(6.0)	(4.0)

Net increase (decrease) in cash and cash equivalents	(729.1)	489.7	55.7
Cash and cash equivalents at the beginning of the year	1,114.2	624.5	568.8

Cash and cash equivalents at the end of the year	385.1	1,114.2	624.5

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest, net of amounts capitalized	92.5	57.3	25.3
Income taxes	30.9	26.4	49.6
Noncash investing and financing activities:
Off set of loans obtained from affiliated company with stock redemption received	—	3.3	—

Ultrapar Participações S.A. and Subsidiaries

h)	Segment information

Financial information about each of the Company’s reportable segments based on records in accordance with accounting practices adopted in Brazil is as follows:

	2006	2005	2004
Net revenue from sales to unassociated companies:
Gas	3,066.0	2,901.7	2,967.7
Chemical (1)	1,549.5	1,609.9	1,662.9
Logistics	178.6	182.2	153.6

	4,794.1	4,693.8	4,784.2

Intersegment:
Gas	1.0	0.7	0.4
Chemical	0.1	0.2	(0.2)
Logistics	47.5	52.0	43.7
Other	6.3	6.4	6.4

Elimination	54.9	59.3	50.3

Net revenues:
Gas	3,067.0	2,902.4	2,968.1
Chemical	1,549.6	1,610.1	1,662.7
Logistics	226.1	234.2	197.3
Other	6.3	6.4	6.4
Elimination	(54.9)	(59.3)	(50.3)

	4,794.1	4,693.8	4,784.2

Operating profit before financial items:
Gas	167.3	77.8	152.7
Chemical	146.3	257.9	382.9
Logistics	11.4	17.2	23.0
Other	5.4	5.4	5.3

	330.4	358.3	563.9

Financial income (expenses), net	30.6	(27.3)	(45.0)
Nonoperating expenses, net	(18.5)	(1.8)	(16.0)

Income before income and social contribution taxes, equity in gain of affiliated companies and minority interest	342.5	329.2	502.9

Equity in gain of affiliated companies	1.0	1.6	—

Income before taxes and minority interests	343.5	330.8	502.9

(1)	Net revenue from sales to unassociated companies of the chemical segment includes the amounts of R$441.8, R$559.2 and R$638.3 for the years ended December 31, 2006, 2005 and 2004, respectively, related to Glycols. Glycols is the only one of our chemical products families that represents more than 10% of total sales. An important portion of our products could be classified as a commodity and a specialty chemical, depending on the use of such products by our customers. As a consequence we consider that an exact split of sales between commodity and specialty chemicals would be impractical.

Ultrapar Participações S.A. and Subsidiaries

	2006	2005	2004
Additions to property, plant and equipment and intangible assets according to:
Accounting practices adopted in Brazil:
Gas	62.3	46.8	51.8
Chemical	160.2	90.1	85.4
Logistics	41.0	42.0	89.2
Other	1.2	0.5	0.8

	264.7	179.4	227.2

U.S. GAAP:
Gas	62.3	46.8	51.8
Chemical	160.2	90.1	85.4
Logistics	41.0	42.0	89.2
Other	1.2	0.5	0.8

	264.7	179.4	227.2

Depreciation and amortization charges according to:
Accounting practices adopted in Brazil:
Gas	113.0	117.3	116.2
Chemical	45.3	42.3	38.1
Logistics	26.6	27.1	17.6
Other	0.9	1.0	0.8

	185.8	187.7	172.7

U.S. GAAP:
Gas	66.6	68.2	69.5
Chemical	47.4	39.7	36.7
Logistics	29.7	29.4	20.3
Other	0.2	0.1	0.1

	143.9	137.4	126.6

Identifiable assets—accounting practices adopted in Brazil:
Gas	961.4	938.5	1,008.2
Chemical	2,307.8	2,020.6	1,296.8
Logistics	310.1	317.7	331.6
Ultrapar and Imaven Imóveis e Agropecuária Ltda.	322.8	396.3	30.6

	3,902.1	3,673.1	2,667.2

Identifiable assets—U.S. GAAP:
Gas	916.3	897.8	969.2
Chemical	2,299.3	2,004.2	1,290.0
Logistics	311.2	318.7	330.7
Ultrapar and Imaven Imóveis e Agropecuária Ltda.	316.7	389.3	6.0

	3,843.5	3,610.0	2,595.9

Ultrapar Participações S.A. and Subsidiaries

Additional information about business segments can be found in Note 17.

	2006	2005
Investments in equity investees - accounting practices adopted in Brazil:
Chemical	5.3	4.2

See Note 9 for details of investment in equity investees.

i)	Financial information for subsidiary guarantors and non-guarantor subsidiaries

Ultrapar Participações S.A. (Company) and Oxiteno S.A. (a wholly-owned subsidiary of Ultrapar Participações) are guarantors of LPG International Inc.’s obligations in connection with the issuance of registered notes. The guarantees are full and unconditional and are joint and several. We are presenting, pursuant to Rule 3 - 10 of Regulation S-X, condensed consolidating financial information, according to accounting practices adopted in Brazil, of the guarantors and other Ultrapar subsidiaries, as follow:

Ultrapar Participações S.A. and Subsidiaries

Consolidated Balance Sheets as of December 31, 2006

ASSETS	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CURRENT ASSETS
Cash and cash equivalents	0.8	234.6	3.1	237.7	146.6	—	385.1
Short-term investments	—	44.8	—	44.8	692.5	—	737.3
Trade accounts receivable, net	—	—	76.5	76.5	343.5	(60.0)	360.0
Inventories	—	—	69.4	69.4	148.2	(0.4)	217.2
Recoverable taxes	—	8.0	7.4	15.4	102.4	—	117.8
Deferred income and social contribution taxes	—	0.1	2.1	2.2	25.1	—	27.3
Dividends receivable	—	53.8	146.1	199.9	—	(199.9)	—
Other	—	0.3	1.7	2.0	5.1	(1.0)	6.1
Prepaid expenses	1.1	0.6	0.8	1.4	7.0	(0.9)	8.6

TOTAL CURRENT ASSETS	1.9	342.2	307.1	649.3	1,470.4	(262.2)	1,859.4

NONCURRENT ASSETS
Long-term investments	—	—	—	—	548.0	—	548.0
Trade accounts receivable	—	—	0.5	0.5	18.7	—	19.2
Related companies	535.3	3.5	—	3.5	500.5	(1,031.9)	7.4
Deferred income and social contribution taxes	—	3.1	10.2	13.3	44.9	—	58.2
Recoverable taxes	—	18.7	34.7	53.4	11.9	—	65.3
Escrow deposits	—	0.2	0.6	0.8	13.5	—	14.3
Other	—	—	—	—	1.2	—	1.2
Prepaid expenses	8.2	0.2	2.2	2.4	8.9	(6.3)	13.2

TOTAL LONG - TERM ASSETS	543.5	25.7	48.2	73.9	1,147.6	(1,038.2)	726.8

PERMANENT ASSETS
Investments:
Subsidiary and affiliated companies	—	2,025.5	1,157.4	3,182.9	3.5	(3,181.1)	5.3
Other	—	—	19.1	19.1	6.4	—	25.5
Property, plant and equipment, net	—	—	223.4	223.4	889.1	(0.7)	1,111.8
Intangible assets, net	—	—	12.1	12.1	48.9	—	61.0
Deferred charges, net	—	—	11.5	11.5	100.8	—	112.3

TOTAL PERMANENT ASSETS	—	2,025.5	1,423.5	3,449.0	1,048.7	(3,181.8)	1,315.9

TOTAL ASSETS UNDER ACCOUNTING PRACTICES ADOPTED IN BRAZIL	545.4	2,393.4	1,778.8	4,172.2	3,666.7	(4,482.2)	3,902.1

Ultrapar Participações S.A. and Subsidiaries

Consolidated Balance Sheets as of December 31, 2006

RECONCILIATION TO U.S.GAAP	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
Reversal of revaluation adjustments	—	—	(1.7)	(1.7)	(25.6)	—	(27.3)
Inflation accounting	—	—	7.0	7.0	17.5	—	24.5
Different criteria for:
Deferred charges	—	—	(11.0)	(11.0)	(85.9)	—	(96.9)
Capitalization of interest costs during construction	—	—	—	—	0.3	—	0.3
Reversal of goodwill amortization of SPGás acquisition under BR GAAP	—	—	—	—	16.3	—	16.3
Reversal of goodwill amortization of Companhia Ultragaz S.A. shares from minority stockholders	—	—	—	—	(1.1)	—	(1.1)
Other individually insignificant adjustments	—	—	—	—	1.0	—	1.0
Fair value adjustments relating to business combinations	—	(1.1)	2.6	1.5	—	—	1.5
Fair value adjustments relating to acquisition of minority interest in Oxiteno S.A. - Indústria e Comércio	—	(22.6)	—	(22.6)	—	—	(22.6)
Fair value adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.	—	—	—	—	8.9	—	8.9
Fair value adjustments relating to the acquisition of Canamex Químicos S.A. de C.V.	—	—	—	—	(1.1)	—	(1.1)
Fair value adjustments relating to acquisition of minority interest in Companhia Ultragaz S.A	—	—	—	—	3.8	—	3.8
Available-for-sale equity securities (temporary unrealized gain)	—	—	1.5	1.5	—	—	1.5
Available-for-sale debt securities (temporary unrealized gain)	—	—	—	—	13.7	—	13.7
Deferred tax effects	—	5.0	0.4	5.4	13.5	—	18.9
Equity on U.S.GAAP adjustment	—	(38.5)	0.7	(37.8)	—	37.8	—

TOTAL ASSETS UNDER U.S.GAAP	545.4	2,336.2	1,778.3	4,114.5	3,628.0	(4,444.4)	3,843.5

Ultrapar Participações S.A. and Subsidiaries

Consolidated Balance Sheets as of December 31, 2006

LIABILITIES	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CURRENT LIABILITIES
Loans and financing	1.1	—	27.6	27.6	126.4	—	155.1
Debentures	—	12.8	—	12.8	—	—	12.8
Suppliers	—	0.4	56.6	57.0	112.7	(57.2)	112.5
Payroll and related charges	—	—	18.9	18.9	62.3	—	81.2
Taxes payable	—	—	0.6	0.6	16.3	—	16.9
Dividends payable	—	96.7	43.3	140.0	161.3	(199.9)	101.4
Income and social contribution taxes	—	—	—	—	1.0	—	1.0
Deferred income and social contribution taxes	—	—	0.1	0.1	0.1	—	0.2
Other	—	—	0.5	0.5	3.0	(0.8)	2.7

TOTAL CURRENT LIABILITIES	1.1	109.9	147.6	257.5	483.1	(257.9)	483.8

NON-CURRENT LIABILITIES
Loans and financing	534.5	—	51.8	51.8	495.5	—	1,081.8
Debentures	—	300.0	—	300.0	—	—	300.0
Related companies	—	33.5	146.1	179.6	857.0	(1,031.9)	4.7
Deferred income and social contribution taxes	—	—	24.7	24.7	1.3	—	26.0
Other taxes and contributions - contingent liabilities	—	9.4	8.9	18.3	18.2	—	36.5
Other	—	—	0.6	0.6	2.1	—	2.7

TOTAL LONG-TERM LIABILITIES	534.5	342.9	232.1	575.0	1,374.1	(1,031.9)	1,451.7

MINORITY INTEREST	—	—	—	—	51.4	(18.3)	33.1

TOTAL LIABILITIES UNDER ACCOUNTING PRACTICES ADOPTED IN BRAZIL	535.6	452.8	379.7	832.5	1,908.6	(1,308.1)	1,968.6

STOCKHOLDERS’ EQUITY
Capital	—	946.0	644.4	1,590.4	890.2	(1,534.6)	946.0
Capital reserve	—	3.0	—	3.0	95.6	(98.0)	0.6
Revaluation reserve	—	13.0	1.7	14.7	20.2	(21.9)	13.0
Profit reserves	9.8	983.2	753.0	1,736.2	450.6	(1,213.4)	983.2
Treasury shares	—	(4.6)	—	(4.6)	0.0	(4.7)	(9.3)
Retained earnings	—	—	—	—	301.5	(301.5)	—

TOTAL STOCKHOLDERS’ EQUITY UNDER ACCOUNTING PRACTICES ADOPTED IN BRAZIL	9.8	1,940.6	1,399.1	3,339.7	1,758.1	(3,174.1)	1,933.5

Ultrapar Participações S.A. and Subsidiaries

Consolidated Balance Sheets as of December 31, 2006

STOCKHOLDERS’ EQUITY RECONCILIATION TO U.S.GAAP	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
Reversal of revaluation adjustments	—	—	(1.7)	(1.7)	(25.6)	—	(27.3)
Inflation accounting	—	—	7.0	7.0	17.5	—	24.5
Different criteria for:
Cancellation of subsidiaries’ treasury stock	—	—	—	—	(2.1)	—	(2.1)
Deferred charges	—	—	(11.0)	(11.0)	(85.9)	—	(96.9)
Capitalization of interest costs during construction	—	—	—	—	0.3	—	0.3
Reversal of goodwill amortization of SPGás acquisition under BR GAAP	—	—	—	—	16.3	—	16.3
Reversal of goodwill amortization of Companhia Ultragaz S.A. shares from minority stockholders	—	—	—	—	(1.1)	—	(1.1)
Fair value adjustments relating to accounting for derivative instruments and headging activities	—	—	0.8	0.8	(2.0)	—	(1.2)
Other individually insignificant adjustments	—	—	(0.2)	(0.2)	0.4	—	0.2
Fair value adjustments relating to business combinations	—	(1.1)	2.6	1.5	—	—	1.5
Fair value adjustments relating to acquisition of minority interest in Oxiteno S.A. - Indústria e Comércio	—	(22.6)	—	(22.6)	—	—	(22.6)
Fair value adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.	—	—	—	—	8.9	—	8.9
Fair value adjustments relating to the acquisition of Canamex Químicos S.A. de C.V.	—	—	—	—	(1.1)	—	(1.1)
Fair value adjustments relating to acquisition of minority interest in Companhia Ultragaz S.A	—	—	—	—	3.8	—	3.8
Available-for-sale equity securities (temporary unrealized gain)	—	—	1.5	1.5	—	—	1.5
Available-for-sale debt securities (temporary unrealized gain)	—	—	—	—	13.7	—	13.7
Deferred tax effects	—	5.0	0.4	5.4	14.9	—	20.3
Minority Interest	—	—	—	—	0.7	—	0.7
Equity on U.S.GAAP adjustment	—	(38.5)	0.7	(37.8)	—	37.8	—

TOTAL STOCKHOLDERS’ EQUITY UNDER U.S.GAAP	9.8	1,883.4	1,399.2	3,282.6	1,716.7	(3,136.3)	1,872.9

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Income for the year ended December 31, 2006

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
GROSS SALES AND SERVICES	—	—	716.4	716.4	4,828.7	(315.2)	5,229.9
Deductions	—	—	(166.2)	(166.2)	(328.2)	58.6	(435.8)

NET SALES AND SERVICES	—	—	550.2	550.2	4,500.5	(256.6)	4,794.1
Cost of sales and services	—	—	(479.8)	(479.8)	(3,627.5)	247.4	(3,859.9)

GROSS PROFIT	—	—	70.4	70.4	873.0	(9.2)	934.2

OPERATING (EXPENSES) INCOME	(0.2)	(0.2)	(116.8)	(117.0)	(496.3)	9.7	(603.8)

Selling	—	—	(23.1)	(23.1)	(180.2)	—	(203.3)
General and administrative	(0.2)	(0.2)	(87.9)	(88.1)	(200.6)	9.8	(279.1)
Depreciation and amortization	—	—	(7.0)	(7.0)	(115.7)	—	(122.7)
Other operating income, net	—	—	1.2	1.2	0.2	(0.1)	1.3

OPERATING INCOME (LOSS) BEFORE FINANCIAL ITEMS	(0.2)	(0.2)	(46.4)	(46.6)	376.7	0.5	330.4

Financial income (expenses), net	0.2	2.6	7.9	10.5	17.4	2.5	30.6
Nonoperating income (expenses), net	(1.6)	(0.1)	(3.2)	(3.3)	(13.6)	—	(18.5)

INCOME (LOSS) BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES, EQUITY IN GAIN (LOSSES) OF AFFILIATED COMPANIES AND MINORITY INTEREST	(1.6)	2.3	(41.7)	(39.4)	380.5	3.0	342.5

INCOME AND SOCIAL CONTRIBUTION TAXES	—	(5.7)	0.8	(4.9)	(91.6)	40.4	(56.1)

Current	—	(6.0)	(0.1)	(6.1)	(105.7)	—	(111.8)
Deferred	—	0.3	0.9	1.2	4.2	—	5.4
Benefit of tax holidays	—	—	—	—	9.9	40.4	50.3

INCOME (LOSS) BEFORE EQUITY IN GAIN (LOSSES) OF AFFILIATED COMPANIES AND MINORITY INTEREST	(1.6)	(3.4)	(40.9)	(44.3)	288.9	43.4	286.4
Equity in losses of affiliated companies	—	291.8	222.8	514.6	0.6	(514.2)	1.0
Minority interest	—	—	—	—	(7.8)	2.5	(5.3)

NET INCOME (LOSS) UNDER ACCOUNTING PRACTICES ADOPTED IN BRAZIL	(1.6)	288.4	181.9	470.3	281.7	(468.3)	282.1

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Income for the year ended December 31, 2006

RECONCILIATION TO U.S.GAAP	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
Reversal of revaluation adjustments	—	—	0.9	0.9	2.4	—	3.3
Inflation accounting	—	—	(0.5)	(0.5)	(3.1)	—	(3.6)
Different criteria for:
Cancellation of subsidiaries’ treasury stock	—	—	—	—	0.8	—	0.8
Deferred charges	—	—	(6.2)	(6.2)	(11.4)	—	(17.6)
Depreciation of interest costs capitalized during construction	—	—	—	—	(0.5)	—	(0.5)
Reversal of goodwill amortization	—	—	—	—	5.3	—	5.3
Fair value adjustments relating to accounting for derivative instruments and headging activities	—	—	0.4	0.4	1.0	—	1.4
Translation adjustments - Canamex	—	—	—	—	1.8	—	1.8
Other individually insignificant adjustments	—	0.2	(0.3)	(0.1)	1.4	—	1.3
Fair value adjustments relating to business combinations	—	1.0	(2.6)	(1.6)	—	—	(1.6)
Fair value adjustments relating to acquisition of minority interest in Oxiteno S.A. - Indústria e Comércio	—	4.5		4.5	—	—	4.5
Fair value adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.	—	—	—	—	1.5	—	1.5
Fair value adjustments relating to the acquisition of Canamex Químicos S.A. de C.V.	—	—	—	—	0.1	—	0.1
Fair value adjustments relating to acquisition of minority interest in Companhia Ultragaz S.A	—	—	—	—	(0.5)	—	(0.5)
Deferred tax effects	—	(1.2)	3.3	2.1	0.2	—	2.3
Minority Interest	—	—	—	—	(0.1)	—	(0.1)
Equity on U.S.GAAP adjustment	—	(11.9)	(2.7)	(14.7)	—	14.7	—

NET INCOME (LOSS) UNDER U.S.GAAP	(1.6)	281.0	174.2	455.1	280.6	(453.6)	280.5

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Cash Flows for the year ended December 31, 2006

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wolly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	(1.6)	288.4	181.9	470.3	281.7	(468.3)	282.1
Adjustments to reconcile net income to cashprovided by operating activities:
Depreciation and amortization	—	—	19.2	19.2	166.8	(0.2)	185.8
PIS and COFINS credit on depreciation	—	—	0.3	0.3	1.8	—	2.1
Loss on disposals of permanent assets	—	391.0	2.9	393.9	10.6	(391.0)	13.5
Foreign exchange and indexation (gains) losses	39.2	44.8	1.9	46.7	(112.6)	(5.9)	(32.6)
Allowance (reversal of provision) for losses on permanent assets	—	—	0.2	0.2	3.0	—	3.2
Equity in income (losses) of affiliated companies	—	(291.8)	(222.8)	(514.6)	(0.6)	514.2	(1.0)
Benefit of tax holidays	—	—	—	—	40.4	(40.4)	—
Deferred income and social contribution taxes	—	(0.2)	(0.9)	(1.1)	(4.3)	—	(5.4)
Minority interest	—	—	—	—	7.8	(2.5)	5.3
Other	—	2.4	—	2.4	(0.4)	(1.5)	0.5
Decrease (increase) in operating assets:					—	—
Trade accounts receivable	—	—	(12.1)	(12.1)	(25.3)	20.7	(16.7)
Recoverable taxes	—	(6.0)	(14.3)	(20.3)	(53.1)	—	(73.4)
Inventories	—	—	(11.5)	(11.5)	(13.2)	(0.7)	(25.4)
Prepaid expenses	—	0.6	(0.4)	0.2	(1.8)	1.7	0.1
Dividends received	—	87.7	84.4	172.1	(0.1)	(172.0)	—
Other	—	(0.3)	(0.7)	(1.0)	2.4	0.4	1.8
Increase (decrease) in operating liabilities:
Suppliers	—	0.1	20.3	20.4	21.9	(20.7)	21.6
Accrued interest	—	—	—	—	(5.0)	—	(5.0)
Salaries and related charges	—	—	1.0	1.0	14.1	—	15.1
Taxes	—	—	0.3	0.3	13.2	—	13.5
Income and social contribution taxes	—	0.7	(5.0)	(4.3)	4.6	—	0.3
Other	0.7	—	(0.1)	(0.1)	(1.5)	(0.2)	(1.1)

Net cash (used in) provided by operating activities	38.3	517.4	44.6	562.0	350.4	(566.4)	384.3

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Cash Flows for the year ended December 31, 2006

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno -Wolly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to short-term investments	—	(57.6)	—	(57.6)	(822.8)	—	(880.4)
Proceeds from sales of short-term investments	—	12.8	—	12.8	302.4	—	315.2
Additions to long-term investments	—	—	—	—	(7.2)	—	(7.2)
Additions to escrow deposits	—	0.2	(0.1)	0.1	(24.1)	—	(24.0)
Additions to investments	—	(39.3)	(26.2)	(65.5)	(0.4)	65.8	(0.1)
Additions to property, plant and equipment	—	—	(62.6)	(62.6)	(190.4)	—	(253.0)
Additions to intangible assets	—	—	(4.8)	(4.8)	(6.9)	—	(11.7)
Additions to deferred charges	—	—	(9.9)	(9.9)	(65.0)	—	(74.9)
Acquisition of minority interests	—	—	—	—	(0.1)	—	(0.1)
Proceeds from sales of property, plant and equipment	—	—	0.4	0.4	20.3	—	20.7

Net cash (used in) provided by investing activities	—	(83.9)	(103.2)	(187.1)	(794.2)	65.8	(915.5)

CASH FLOWS FROM FINANCING ACTIVITIES
Short-term debt, net	(40.0)	(49.9)	(31.0)	(80.9)	(52.2)	—	(173.1)
Long term financings and debentures:
Issuances	—	—	24.7	24.7	119.0	—	143.7
Repayments	—	—	—	—	(0.1)	—	(0.1)
Loans from affiliated companies:
Issuances	—	90.6	163.6	254.2	638.0	(888.2)	4.0
Repayments	—	(450.5)	(65.2)	(515.7)	(380.8)	888.2	(8.3)
Dividends paid	—	(147.7)	(64.5)	(212.2)	(108.4)	172.0	(148.6)
Capital increase	—	—	29.4	29.4	(354.6)	325.1	(0.1)
Other	—	(1.1)	—	(1.1)	—	—	(1.1)

Net cash provided by (used in) financing activities	(40.0)	(558.6)	57.0	(501.6)	(139.1)	497.1	(183.6)

Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	(14.3)	—	(14.3)
Net increase (decrease) in cash and cash equivalents	(1.7)	(125.1)	(1.6)	(126.7)	(597.2)	(3.5)	(729.1)
Cash and cash equivalents at the beginning of the year	2.5	359.7	4.7	364.4	747.8	(0.5)	1,114.2

Cash and cash equivalents at the end of the year	0.8	234.6	3.1	237.7	150.6	(4.0)	385.1

Ultrapar Participações S.A. and Subsidiaries

Consolidated Balance Sheets as of December 31, 2005

ASSETS	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CURRENT ASSETS
Cash and cash equivalents	2.5	359.7	4.7	364.4	747.8	(0.5)	1,114.2
Short-term investments	—	—	—	—	184.8	—	184.8
Trade accounts receivable, net	—	—	64.3	64.3	318.3	(39.3)	343.3
Inventories	—	—	57.8	57.8	134.9	(1.0)	191.7
Recoverable taxes	—	9.0	3.1	12.1	50.3	0.5	62.9
Deferred income and social contribution taxes	—	0.1	3.8	3.9	18.1	—	22.0
Dividends receivable	—	73.3	48.1	121.4	(1.8)	(119.6)	—
Other	—	0.4	0.7	1.1	10.0	(2.5)	8.6
Prepaid expenses	1.0	0.5	1.1	1.6	6.9	(0.7)	8.8

TOTAL CURRENT ASSETS	3.5	443.0	183.6	626.6	1,469.3	(163.1)	1,936.3

NONCURRENT ASSETS
Long-term investments	—	—	—	—	513.1	(140.4)	372.7
Related companies	586.5	14.4	—	14.4	780.6	(1,377.8)	3.7
Deferred income and social contribution taxes	—	2.8	8.2	11.0	50.0	—	61.0
Escrow deposits	—	—	0.7	0.7	15.7	—	16.4
Recoverable taxes	—	11.7	24.7	36.4	10.4	—	46.8
Trade accounts receivable	—	—	—	—	19.2	—	19.2
Other	8.9	0.8	2.1	2.9	6.7	(4.8)	13.7

TOTAL LONG—TERM ASSETS	595.4	29.7	35.7	65.4	1,395.7	(1,523.0)	533.5

PERMANENT ASSETS
Investments:
Subsidiary and affiliated companies	—	2,153.9	1,090.8	3,244.7	2.7	(3,243.2)	4.2
Other	—	0.2	19.1	19.3	8.8	—	28.1
Property, plant and equipment, net	—	—	176.5	176.5	838.0	(0.9)	1,013.6
Intangible assets, net	—	—	9.2	9.2	49.9	—	59.1
Deferred charges, net	—	—	7.1	7.1	91.2	—	98.3

TOTAL PERMANENT ASSETS	—	2,154.1	1,302.7	3,456.8	990.6	(3,244.1)	1,203.3

TOTAL ASSETS UNDER ACCOUNTING PRACTICES ADOPTED IN BRAZIL	598.9	2,626.8	1,522.0	4,148.8	3,855.6	(4,930.2)	3,673.1

Ultrapar Participações S.A. and Subsidiaries

Consolidated Balance Sheets as of December 31, 2005

RECONCILIATION TO U.S.GAAP	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
Reversal of revaluation adjustments	—	—	(2.6)	(2.6)	(28.0)	—	(30.6)
Inflation accounting	—	—	7.6	7.6	20.5	—	28.1
Different criteria for:
Deferred charges	—	—	(4.9)	(4.9)	(74.4)	—	(79.3)
Capitalization of interest costs during construction	—	—	—	—	0.8	—	0.8
Reversal of goodwill amortization of SPGás acquisition under BR GAAP	—	—	—	—	11.4	—	11.4
Reversal of goodwill amortization of Companhia Ultragaz S.A. shares from minority stockholders	—	—	—	—	(1.5)	—	(1.5)
Other individually insignificant adjustments	—	(0.1)	—	(0.1)	(1.3)	—	(1.4)
Fair value adjustments relating to business combinations	—	(2.1)	5.2	3.1	—	—	3.1
Fair value adjustments relating to acquisition of minority interest in Oxiteno S.A.—Indústria e Comércio	—	(27.1)	—	(27.1)	—	—	(27.1)
Fair value adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.	—	—	—	—	7.4	—	7.4
Fair value adjustments relating to the acquisition of Canamex Químicos S.A. de C.V.	—	—	—	—	(1.2)	—	(1.2)
Fair value adjustments relating to acquisition of minority interest in Companhia Ultragaz S.A	—	—	—	—	4.3	—	4.3
Available-for-sale equity securities (temporary unrealized gain)	—	—	3.0	3.0	—	—	3.0
Deferred tax effects	—	6.3	(3.0)	3.3	16.6	—	19.9
Equity on U.S.GAAP adjustment	—	(21.7)	(1.1)	(22.8)	—	22.8	—

TOTAL ASSETS UNDER U.S.GAAP	598.9	2,582.1	1,526.2	4,108.2	3,810.2	(4,907.4)	3,610.0

Ultrapar Participações S.A. and Subsidiaries

Consolidated Balance Sheets as of December 31, 2005

LIABILITIES	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CURRENT LIABILITIES
Loans and financing	1.3	—	32.1	32.1	151.1	(0.5)	184.0
Debentures	—	17.9	—	17.9	—	—	17.9
Suppliers	—	0.3	36.2	36.5	90.8	(36.4)	90.9
Payroll and related charges	—	—	17.8	17.8	48.3	—	66.1
Taxes	—	—	0.4	0.4	10.9	—	11.3
Dividends payable	—	100.1	64.6	164.7	60.7	(121.5)	103.9
Income and social contribution taxes	—	—	—	—	0.6	—	0.6
Deferred income and social contribution taxes	—	—	0.2	0.2	—	—	0.2
Other	—	—	2.0	2.0	12.0	(0.6)	13.4

TOTAL CURRENT LIABILITIES	1.3	118.3	153.3	271.6	374.4	(159.0)	488.3

NON-CURRENT LIABILITIES
Loans and financing	585.2	—	53.1	53.1	480.7	(140.4)	978.6
Debentures	—	300.0	—	300.0	—	—	300.0
Related companies	—	404.2	47.7	451.9	930.9	(1,377.8)	5.0
Deferred income and social contribution taxes	—	—	23.6	23.6	0.5	—	24.1
Other taxes and contributions—contingent liabilities	—	8.7	13.9	22.6	32.1	—	54.7
Other	—	—	0.3	0.3	2.4	—	2.7

TOTAL LONG—TERM LIABILITIES	585.2	712.9	138.6	851.5	1,446.6	(1,518.2)	1,365.1

MINORITY INTEREST	—	—	—	—	47.5	(17.9)	29.6

TOTAL LIABILITIES UNDER ACCOUNTING PRACTICES ADOPTED IN BRAZIL	586.5	831.2	291.9	1,123.1	1,868.5	(1,695.1)	1,883.0

STOCKHOLDERS’ EQUITY
Capital	—	946.0	510.8	1,456.8	974.3	(1,485.1)	946.0
Capital reserve	—	2.0	—	2.0	137.2	(138.9)	0.3
Revaluation reserve	—	15.0	2.1	17.1	22.3	(24.4)	15.0
Profit reserves	12.4	837.5	717.2	1,554.7	623.3	(1,352.9)	837.5
Treasury shares	—	(4.9)	—	(4.9)	(3.8)	—	(8.7)
Retained earnings	—	—	—	—	233.8	(233.8)	—

TOTAL STOCKHOLDERS’ EQUITY UNDER ACCOUNTING PRACTICES ADOPTED IN BRAZIL	12.4	1,795.6	1,230.1	3,025.7	1,987.1	(3,235.1)	1,790.1

Ultrapar Participações S.A. and Subsidiaries

Consolidated Balance Sheets as of December 31, 2005

STOCKHOLDERS’ EQUITY RECONCILIATION TO U.S.GAAP	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
Reversal of revaluation adjustments	—	—	(2.6)	(2.6)	(28.0)	—	(30.6)
Inflation accounting	—	—	7.6	7.6	20.5	—	28.1
Different criteria for:
Cancellation of subsidiaries’ treasury stock	—	—	—	—	(2.9)	—	(2.9)
Deferred charges	—	—	(4.9)	(4.9)	(74.4)	—	(79.3)
Capitalization of interest costs during construction	—	—	—	—	0.8	—	0.8
Reversal of goodwill amortization of SPGás acquisition under BR GAAP	—	—	—	—	11.4	—	11.4
Reversal of goodwill amortization of Companhia Ultragaz S.A. shares from minority stockholders	—	—	—	—	(1.5)	—	(1.5)
Fair value adjustments relating to accounting for derivative instruments and headging activities	—	—	0.5	0.5	(3.1)	—	(2.6)
Other individually insignificant adjustments	—	(0.1)	—	(0.1)	(1.3)	—	(1.4)
Fair value adjustments relating to business combinations	—	(2.1)	5.2	3.1	—	—	3.1
Fair value adjustments relating to acquisition of minority interest in Oxiteno S.A.—Indústria e Comércio	—	(27.1)	—	(27.1)	—	—	(27.1)
Fair value adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.	—	—	—	—	7.4	—	7.4
Fair value adjustments relating to the acquisition of Canamex Químicos S.A. de C.V.	—	—	—	—	(1.2)	—	(1.2)
Fair value adjustments relating to acquisition of minority interest in Companhia Ultragaz S.A	—	—	—	—	4.3	—	4.3
Available-for-sale equity securities (temporary unrealized gain)	—	—	3.0	3.0	—	—	3.0
Changes in accounting principles effects	—	—	1.2	1.2	8.4	—	9.6
Capital increase for incorporation	—	(21.5)	—	(21.5)	21.5	—	—
Deferred tax effects	—	6.3	(3.0)	3.3	14.9	—	18.2
Minority Interest	—	—	—	—	0.8	—	0.8
Equity on U.S.GAAP adjustment	—	(21.7)	(1.1)	(22.8)	—	22.8	—

TOTAL STOCKHOLDERS’ EQUITY UNDER U.S.GAAP	12.4	1,729.4	1,236.0	2,965.4	1,964.7	(3,212.3)	1,730.2

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Income for the year ended December 31, 2005

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno -Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
GROSS SALES AND SERVICES	—	—	721.0	721.0	4,817.2	(380.2)	5,158.0
Deductions	—	—	(168.0)	(168.0)	(350.4)	54.2	(464.2)

NET SALES AND SERVICES	—	—	553.0	553.0	4,466.8	(326.0)	4,693.8
Cost of sales and services	—	—	(458.6)	(458.6)	(3,641.6)	316.8	(3,783.4)

GROSS PROFIT	—	—	94.4	94.4	825.2	(9.2)	910.4

OPERATING (EXPENSES) INCOME	(0.2)	0.1	(115.0)	(114.9)	(446.3)	9.3	(552.1)

Selling		—	(23.4)	(23.4)	(164.2)	—	(187.6)
General and administrative	(0.2)	(1.1)	(87.0)	(88.1)	(159.0)	9.5	(237.8)
Depreciation and amortization	—	—	(6.7)	(6.7)	(119.6)	—	(126.3)
Other operating income, net	—	1.2	2.1	3.3	(3.5)	(0.2)	(0.4)

OPERATING INCOME (LOSS) BEFORE FINANCIAL ITEMS	(0.2)	0.1	(20.6)	(20.5)	378.9	0.1	358.3

Financial income (expenses), net	3.2	2.3	(1.9)	0.4	(4.9)	(26.0)	(27.3)
Nonoperating income (expenses), net	—	—	0.4	0.4	(1.3)	(0.9)	(1.8)

INCOME (LOSS) BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES, EQUITY IN GAIN (LOSSES) OF AFFILIATED COMPANIES AND MINORITY INTEREST	3.0	2.4	(22.1)	(19.7)	372.7	(26.8)	329.2

INCOME AND SOCIAL CONTRIBUTION TAXES	—	(1.7)	10.6	8.9	(93.7)	56.0	(28.8)

Current	—	(1.9)	—	(1.9)	(111.2)	—	(113.1)
Deferred	—	0.2	10.6	10.8	9.7	—	20.5
Benefit of tax holidays	—	—	—	—	7.8	56.0	63.8

INCOME (LOSS) BEFORE EQUITY IN GAIN (LOSSES) OF AFFILIATED COMPANIES AND MINORITY INTEREST	3.0	0.7	(11.5)	(10.8)	279.0	29.2	300.4
Equity in affiliated companies	—	298.5	283.1	581.6	1.5	(581.5)	1.6
Minority interest	—	—	—	—	(6.3)	3.5	(2.8)

NET INCOME UNDER ACCOUNTING PRACTICES ADOPTED IN BRAZIL	3.0	299.2	271.6	570.8	274.2	(548.8)	299.2

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Income for the year ended December 31, 2005

RECONCILIATION TO U.S.GAAP	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno -Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
Reversal of revaluation adjustments	—	—	1.0	1.0	1.8	—	2.8
Inflation accounting	—	—	(0.7)	(0.7)	(2.9)	—	(3.6)
Different criteria for:
Cancellation of subsidiaries’ treasury stock	—	—	—	—	0.9	—	0.9
Deferred charges	—	—	(3.0)	(3.0)	(4.7)	—	(7.7)
Depreciation of interest costs capitalized during construction	—	—	(0.1)	(0.1)	(0.4)	—	(0.5)
Reversal of goodwill amortization	—	—	—	—	8.8	—	8.8
Fair value adjustments relating to accounting for derivative instruments and headging activities	—	—	—	—	(11.6)	—	(11.6)
Translation adjustments—Canamex	—	—	—	—	(4.5)	—	(4.5)
Other individually insignificant adjustments	—	0.4	(0.6)	(0.2)	0.7	—	0.5
Fair value adjustments relating to business combinations	—	1.0	(2.6)	(1.6)	0.1	—	(1.5)
Fair value adjustments relating to acquisition of minority interest in Oxiteno S.A.—Indústria e Comércio	—	4.6		4.6	0.1	—	4.7
Fair value adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.	—	—	—	—	1.5	—	1.5
Fair value adjustments relating to the acquisition of Canamex Químicos S.A. de C.V.	—	—	—	—	0.2	—	0.2
Fair value adjustments relating to acquisition of minority interest in Companhia Ultragaz S.A	—	—	—	—	(1.3)	—	(1.3)
Expenses of public offering of shares	—	2.4	—	2.4	—	—	2.4
Changes in accounting principles	—	—	0.1	0.1	(5.0)	—	(4.9)
Deferred tax effects	—	(1.3)	2.1	0.8	3.0	—	3.8
Minority Interest	—	—	—	—	(0.3)	—	(0.3)
Equity on U.S.GAAP adjustment	—	(14.2)	(8.4)	(22.6)	—	22.6	—

NET INCOME UNDER U.S.GAAP	3.0	292.1	259.4	551.5	260.6	(526.2)	288.9

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Cash Flows for the year ended December 31, 2005

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno -Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	3.0	299.2	271.6	570.8	274.2	(548.8)	299.2
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	—	—	18.1	18.1	169.6	—	187.7
PIS and COFINS credit on depreciation	—	—	0.2	0.2	1.2	—	1.4
Loss (gain) on disposals of permanent assets	—	—	(0.2)	(0.2)	0.6	0.9	1.3
Foreign exchange and indexation (gains) losses	(23.8)	—	1.9	1.9	(61.8)	28.3	(55.4)
Allowance (reversal of provision) for losses on permanent assets	—	—	(0.4)	(0.4)	0.4	—	—
Equity in income (losses) of affiliated companies	—	(298.5)	(283.1)	(581.6)	(1.5)	581.5	(1.6)
Benefit of tax holidays	—	—	—	—	56.0	(56.0)	—
Deferred income and social contribution taxes	—	(0.2)	(6.9)	(7.1)	(20.3)	—	(27.4)
Other long-term taxes	—	—	(0.8)	(0.8)	0.8	—	—
Minority interest	—	—	—	—	6.3	(3.5)	2.8
Other	—	—	—	—	(0.1)	0.7	0.6
Decrease (increase) in operating assets:
Trade accounts receivable	—	—	(3.0)	(3.0)	(6.0)	27.7	18.7
Recoverable taxes	—	(9.3)	(8.0)	(17.3)	27.1	0.3	10.1
Inventories	—	—	10.3	10.3	7.9	0.4	18.6
Prepaid expenses	(9.5)	(0.5)	0.2	(0.3)	6.5	—	(3.3)
Dividends received	—	104.1	4.2	108.3	32.3	(140.6)	—
Other	—	(1.4)	(0.9)	(2.3)	(50.1)	26.8	(25.6)
Increase (decrease) in operating liabilities:
Suppliers	—	0.1	12.6	12.7	4.9	(28.7)	(11.1)
Accrued interest	1.2	17.9	0.1	18.0	1.3	(0.4)	20.1
Salaries and related charges	—	(0.4)	(14.3)	(14.7)	(13.4)	—	(28.1)
Taxes	—	—	(0.4)	(0.4)	(0.1)	—	(0.5)
Income and social contribution taxes	—	—	0.2	0.2	(2.5)	—	(2.3)
Other	—	0.8	0.0	0.8	(1.4)	5.4	4.8

Net cash provided by (used in) operating activities	(29.1)	111.8	1.4	113.2	432.0	(106.0)	410.0

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Cash Flows for the year ended December 31, 2005

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno -Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to short-term investments	—	—	—	—	(175.6)	—	(175.6)
Proceeds from sales of short-term investments	—	—	—	—	12.6	—	12.6
Additions to long-term investments	—	—	—	—	(438.1)	143.5	(294.6)
Additions to investments	—	—	(8.9)	(8.9)	—	8.9	—
Additions to property, plant and equipment	—	—	(40.9)	(40.9)	(139.4)	0.9	(179.4)
Additions to deferred charges	—	—	(5.7)	(5.7)	(45.6)	—	(51.3)
Proceeds from sales of property, plant and equipment	—	0.2	0.9	1.1	11.8	(0.9)	12.0

Net cash (used in) provided by investing activities	—	0.2	(54.6)	(54.4)	(774.3)	152.4	(676.3)

CASH FLOWS FROM FINANCING ACTIVITIES
Short-term debt, net	—	—	(9.4)	(9.4)	(103.6)	—	(113.0)
Long term financings and debentures:
Issuances	587.4	300.0	21.3	321.3	397.8	(145.1)	1,161.4
Repayments	(142.2)	—	(13.8)	(13.8)	(53.7)	7.1	(202.6)
Loans from affiliated companies:
Issuances	11.6	26.2	61.7	87.9	966.9	(1,057.4)	9.0
Repayments	(585.2)	—	(14.0)	(14.0)	(468.6)	1,057.4	(10.4)
Dividends paid	—	(128.8)	(8.7)	(137.5)	(100.3)	108.3	(129.5)
Capital increase	—	47.1	—	47.1	9.2	(9.2)	47.1
Other	—	0.9	—	0.9	(1.0)	—	—

Net cash provided by (used in) financing activities	(128.4)	245.4	37.1	282.5	646.7	(38.9)	762.0

Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	(6.0)	—	(6.0)

Net increase (decrease) in cash and cash equivalents	(157.5)	357.4	(16.1)	341.3	298.3	7.5	489.7
Cash and cash equivalents at the beginning of the year	160.0	2.3	20.8	23.1	449.4	(8.0)	624.5

Cash and cash equivalents at the end of the year	2.5	359.7	4.7	364.4	747.7	(0.5)	1,114.2

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Income for the year ended December 31, 2004

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
GROSS SALES AND SERVICES	—	—	754.8	754.8	4,795.7	(299.9)	5,250.6
Deductions	—	—	(176.7)	(176.7)	(347.1)	57.4	(466.4)

NET SALES AND SERVICES	—	—	578.1	578.1	4,448.6	(242.5)	4,784.2
Cost of sales and services	—	—	(451.4)	(451.4)	(3,454.0)	235.5	(3,669.9)

GROSS PROFIT	—	—	126.7	126.7	994.6	(7.0)	1,114.3

OPERATING (EXPENSES) INCOME	(0.2)	(0.1)	(122.4)	(122.5)	(434.0)	6.3	(550.4)

Selling	—	—	(24.1)	(24.1)	(169.6)	—	(193.7)
General and administrative	(0.2)	(0.9)	(92.6)	(93.5)	(154.6)	10.8	(237.5)
Depreciation and amortization	—	—	(6.2)	(6.2)	(118.5)	—	(124.7)
Other operating income, net	—	0.8	0.5	1.3	8.7	(4.5)	5.5

OPERATING INCOME (LOSS) BEFORE FINANCIAL ITEMS	(0.2)	(0.1)	4.3	4.2	560.6	(0.7)	563.9

Financial income (expenses), net	7.7	1.8	(12.8)	(11.0)	(34.1)	(7.6)	(45.0)
Nonoperating income (expenses), net	—	—	(1.8)	(1.8)	(14.2)	—	(16.0)

INCOME (LOSS) BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES, EQUITY IN GAIN (LOSSES) OF AFFILIATED COMPANIES AND MINORITY INTEREST	7.5	1.7	(10.3)	(8.6)	512.3	(8.3)	502.9

INCOME AND SOCIAL CONTRIBUTION TAXES	—	(5.2)	0.3	(4.9)	(160.8)	82.7	(83.0)

Current	—	(5.3)	—	(5.3)	(169.7)	—	(175.0)
Deferred	—	0.1	0.3	0.4	(1.9)	—	(1.5)
Benefit of tax holidays	—	—	—	—	10.8	82.7	93.5

INCOME (LOSS) BEFORE EQUITY IN GAIN (LOSSES) OF AFFILIATED COMPANIES AND MINORITY INTEREST	7.5	(3.5)	(10.0)	(13.5)	351.5	74.4	419.9
Equity in affiliated companies	—	418.0	335.6	753.6	—	(753.6)	—
Minority interest	—	—	—	—	(9.0)	3.6	(5.4)

NET INCOME UNDER ACCOUNTING PRACTICES ADOPTED IN BRAZIL	7.5	414.5	325.6	740.1	342.5	(675.6)	414.5

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Income for the year ended December 31, 2004

RECONCILIATION TO U.S.GAAP	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
Reversal of revaluation adjustments	—	—	1,0	1,0	1,9	—	2,9
Inflation accounting	—	0,1	(0,4)	(0,3)	(3,7)	—	(4,0)
Different criteria for:
Cancellation of subsidiaries’ treasury stock	—	—	—	—	0,9	—	0,9
Deferred charges expensed	—	—	0,3	0,3	(3,1)	—	(2,8)
Depreciation of interest costs capitalized during construction	—	—	(0,2)	(0,2)	(0,6)	—	(0,8)
Reversal of goodwill amortization	—	—	—	—	8,5	—	8,5
Fair value adjustments relating to accounting for derivative instruments and headging activities	—	—	(0,5)	(0,5)	(11,8)	—	(12,3)
Translation adjustments—Canamex	—	—	—	—	2,6	—	2,6
Other individually insignificant adjustments	—	0,6	(0,8)	(0,2)	2,0	—	1,8
Fair value adjustments relating to business combinations	—	1,0	(2,6)	(1,6)	—	—	(1,6)
Fair value adjustments relating to acquisition of minority interest in Oxiteno S.A.—Indústria e Comércio	—	4,7	—	4,7	(0,1)	—	4,6
Fair value adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.	—	—	—	—	1,5	—	1,5
Fair value adjustments relating to the acquisition of Canamex Químicos S.A. de C.V.	—	—	—	—	(0,3)	—	(0,3)
Changes in accounting principles	—	—	(0,8)	(0,8)	(0,8)	—	(1,6)
Deferred tax effects	—	(1,5)	1,4	(0,1)	0,2	—	0,1
Minority Interest	—	—	—	—	(0,7)	—	(0,7)
Equity on U.S.GAAP adjustment	—	(5,1)	(2,9)	(8,1)	—	8,1	—

NET INCOME UNDER USGAAP	7,5	414,3	320,1	734,3	339,0	(667,5)	413,3

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Cash Flows for the year ended December 31, 2004

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	7.5	414.5	325.6	740.1	342.5	(675.6)	414.5

Adjustments to reconcile net income to cash provided by operating activities:
Interest income on investments	—	—	—	—	(0.4)	—	(0.4)
Depreciation and amortization	—	—	16.3	16.3	156.4	—	172.7
PIS and COFINS credit on depreciation	—	—	0.8	0.8	2.2	—	3.0
Loss on disposals of permanent assets	—	—	1.7	1.7	15.6	—	17.3
Foreign exchange and indexation (gains) losses	(13.4)	0.7	3.2	3.9	3.5	8.2	2.2
Allowance (reversal of provision) for losses on permanent assets	—	—	—	—	(1.3)	—	(1.3)
Equity in income (losses) of affiliated companies	—	(418.1)	(335.6)	(753.7)	0.9	752.8	—
Benefit of tax holidays	—	—	—	—	82.7	(82.7)	—
Deferred income and social contribution taxes	—	(0.1)	(0.3)	(0.4)	1.9	—	1.5
Other long-term taxes	—	—	7.5	7.5	0.5	—	8.0
Minority interest	—	—	—	—	9.0	(3.6)	5.4
Other	—	(0.1)	—	(0.1)	3.0	—	2.9

Decrease (increase) in operating assets:
Trade accounts receivable	—	—	(20.6)	(20.6)	(34.7)	8.3	(47.0)
Recoverable taxes	—	1.9	(3.0)	(1.1)	17.2	(0.7)	15.4
Inventories	—	—	(20.1)	(20.1)	(48.0)	(0.2)	(68.3)
Prepaid expenses	(0.4)	—	(0.5)	(0.5)	(2.4)	0.6	(2.7)
Dividends received	—	118.5	174.1	292.6	(4.0)	(288.6)	—
Other	—	3.6	—	3.6	(6.7)	(0.2)	(3.3)

Increase (decrease) in operating liabilities:
Suppliers	—	0.1	5.6	5.7	11.3	(5.2)	11.8
Accrued interest	(0.1)	—	(0.2)	(0.2)	0.5	—	0.2
Salaries and related charges	—	—	9.5	9.5	9.9	—	19.4
Taxes	—	—	(1.4)	(1.4)	0.5	—	(0.9)
Income and social contribution taxes	—	—	—	—	(3.6)	—	(3.6)
Other	—	—	0.3	0.3	(4.3)	(3.2)	(7.2)

Net cash provided by (used in) operating activities	(6.4)	121.0	162.9	283.9	552.2	(290.1)	539.6

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Cash Flows for the year ended December 31, 2004

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to short-term investments	—	—	—	—	(2.6)	—	(2.6)
Proceeds from sales of short-term investments	—	—	—	—	18.7	—	18.7
Additions, to long-term investments	173.3	—	(5.6)	(5.6)	(209.4)	—	(41.7)
Additions to investments	—	—	(0.2)	(0.2)	(0.2)	0.2	(0.2)
Additions to property, plant and equipment	—	—	(41.6)	(41.6)	(185.6)	—	(227.2)
Additions to deferred charges	—	—	(0.8)	(0.8)	(45.7)	—	(46.5)
Acquisition of minority interests	—	—	—	—	(10.3)	—	(10.3)
Proceeds from sales of property, plant and equipment	—	0.2	0.8	1.0	5.0	—	6.0
Other	—	—	0.3	0.3	(1.4)	1.8	0.7

Net cash (used in) provided by investing activities	173.3	0.2	(47.1)	(46.9)	(431.5)	2.0	(303.1)

CASH FLOWS FROM FINANCING ACTIVITIES
Short-term debt, net	—	—	(21.5)	(21.5)	(53.5)	—	(75.0)

Long term financings and debentures:
Issuances	—	—	29.0	29.0	264.1	—	293.1
Repayments	—	—	(10.0)	(10.0)	(237.4)	(8.0)	(255.4)

Loans from affiliated companies:
Issuances	—	(6.4)	3.7	(2.7)	152.9	(85.7)	64.5
Repayments	(10.6)	—	(3.7)	(3.7)	(137.2)	85.7	(65.8)
Dividends paid	—	(131.3)	(111.7)	(243.0)	(180.4)	291.1	(132.3)
Other	—	(4.8)	0.2	(4.6)	1.7	(3.0)	(5.9)

Net cash provided by (used in) financing activities	(10.6)	(142.5)	(114.0)	(256.5)	(189.8)	280.1	(176.8)

Effect of exchange rate changes on cash and cash equivalents		—	—	—	(4.0)	—	(4.0)
Net increase (decrease) in cash and cash equivalents	156.3	(21.3)	1.8	(19.5)	(73.1)	(8.0)	55.7
Cash and cash equivalents at the beginning of the year	3.7	23.6	19.0	42.6	522.5	—	568.8

Cash and cash equivalents at the end of the year	160.0	2.3	20.8	23.1	449.4	(8.0)	624.5

Ultrapar Participações S.A. and Subsidiaries

j)	Geographical area information

All long-lived assets are located in Brazil, except for long-lived assets located in Mexico, in the amount of R$26.5, as of December 31, 2006 (R$25.9 in 2005).

The Company generates revenues from operations in Brazil and, as from December 2003, from Mexico, as well as from exports of products to clients located in foreign countries as shown below:

	2006	2005	2004
Gross sales:
Brazil	4,789.3	4,683.7	4,713.5
Latin America, other than Brazil	240.4	244.3	283.5
Far East	71.8	110.8	166.6
Europe	70.9	67.0	36.3
North America	36.6	28.8	24.6
Other	20.9	23.4	26.1

Total	5,229.9	5,158.0	5,250.6

k)	Research and development expenses

Total research and development expenses amounted to R$18.4, R$17.4 and R$15.4 for the years ended December 31, 2006, 2005 and 2004, respectively.

l)	Employee severance fund and termination payments

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

The Company does not accrue for these termination costs before a decision to terminate has been made, since the benefits are neither probable nor reasonably estimable. Actual termination costs paid on dismissal totaled R$6.3, R$5.3 and R$4.1 for the years ended December 31, 2006, 2005 and 2004, respectively.

Ultrapar Participações S.A. and Subsidiaries

m)	Changes in number of shares

The following table presents changes in number of shares issued, held in treasury and outstanding for each of the three year periods ended December 31, 2006:

	Shares issued			Treasury shares			Outstanding shares
	Common (in thousands)	Preferred (in thousands)	Total (in thousands)	Common (in thousands)	Preferred (in thousands)	Total (in thousands)	Common (in thousands)	Preferred (in thousands)	Total (in thousands)
Shares at December 31, 2004	51,264,622	18,426,647	69,691,269	6,616	182,700	189,316	51,258,006	18,243,947	69,501,953
Issuance of shares	—	11,634,140	11,634,140	—	28,397	28,397	—	11,605,743	11,605,743
Conversion common shares into preferred shares	(1,834,725)	1,834,725	—	—	—	—	(1,834,725)	1,834,725	—
Subtotal before reverse stock split	49,429,897	31,895,512	81,325,409	6,616	211,097	217,713	49,423,281	31,684,415	81,107,696
Reverse stock split (on July 20, Note 14.a.)	49,430	31,895	81,325	6	211	217	49,424	31,684	81,108
Shares granted to executives	—	—	—	—	(28)	(28)	—	28	28
Shares at December 31, 2005	49,430	31,895	81,325	6	183	189	49,424	31,712	81,136
Acquisition of treasury shares	—	—	—	—	30	30	—	(30)	(30)
Shares granted to executives	—	—	—	—	(51)	(51)	—	51	51
Shares at December 31, 2006	49,430	31,895	81,325	6	162	168	49,424	31,733	81,157

n)	Aggregate transaction gains and losses

Total aggregate transaction gains and losses included in financial income or expense amounted to R$18.6 (gain), R$14.7 (gain) and R$17.2 (gain) for the years ended December 31, 2006, 2005 and 2004, respectively.

25.	SUBSEQUENT EVENT

ACQUISITION OF THE IPIRANGA GROUP

On April 18, 2007, Ultrapar (for itself), and acting as a commission agent of Braskem S.A. and Petróleo Brasileiro S.A.—Petrobras, acquired for R$2,113.1 from the controlling stockholders of Grupo Ipiranga 66.2% of common shares and 13.9% of preferred shares issued by Refinaria de Petróleo Ipiranga S.A. (“RPI”), 69.2% of common shares and 13.5% of preferred shares issued by Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”), and 3.8% of common shares and 0.4% of preferred shares issued by Companhia Brasileira de Petróleo Ipiranga (“CBPI”). Of the total amount paid, Braskem and Petrobras paid R$1,394.7 to Ultrapar under the terms of the commission established between the parties. Ultrapar will begin to consolidate this acquired business as from April 2007.

Under the terms of the agreement entered into among Ultrapar, Braskem and Petrobras, Ultrapar holds the control of the fuel distribution and lubricant businesses located in the South and Southeastern regions (“South Distribution Business”), Petrobras holds the control of fuel distribution and lubricant business located in the North, Northeast and Center-West regions (“North Distribution Business”), and Braskem holds control of the petrochemical assets, represented by Ipiranga Química S.A., Ipiranga Petroquímica S.A. (IPQ) and the ownership stake in Copesul—Companhia Petroquímica do Sul (Petrochemical Business). The oil refining operations held by RPI are equally shared among Petrobras, Ultrapar and Braskem.

In the same agreement, the parties established that Ultrapar is responsible for executing a corporate restructuring of the acquired companies, with the objective of separating the assets attributed to each one of the acquirors, whose stages are:

a)	Tag Along Share Offering for the purchase of common shares issued by RPI, DPPI, CBPI and IPQ.

b)	Merger of shares issued by RPI, DPPI and CBPI into Ultrapar.

c)	Segregation of the assets through: (i) capital reduction of RPI and CBPI, in order to directly transfer the Petrochemical Business to Ultrapar, and subsequent transfer to Braskem and Petrobras, and (ii) split of CBPI to transfer the North Distribution Assets to a Petrobras subsidiary.

For this acquisition, Ultrapar issued, on April 11, 2007, debentures in the amount of R$889.0, of which the first series was received on April 18, 2007, in the total amount of R$675.0 with maturity on April 11, 2008 and semiannual interest payment of 102.5% of CDI, and the second series in the amount of R$214.0 remains to be issued.

On April 17, 2007 the CADE (Administrative Council for Economic Defense) issued a writ of prevention aiming to keep the reversibility of the asset acquisition by Braskem and Petrobras, as described in the press release of April 18, 2007. The determination with regard to the Petrochemical Business effectively were reviewed on April 25, 2007, in a decision homologated by CADE’s Plenary assembly, with celebration, for Braskem, of a protection agreement for the operation reversibility (APRO). CADE recognized maintenance of the minority participation maintenance by Petrobras in Copesul after the acquisition. With regard to the fuel distribution, Petrobras and Ultrapar were requested to present to CADE an alternative model of corporate governance, which preserves the competition in the sector. Such measures do not affect the Offers conclusion.