Form 20-F
period 2007-12-31
ULTRAPAR HOLDINGS INC
filed 2008-06-30
CIK 1094972

As filed with the Securities and Exchange Commission on June 30, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

The number of outstanding shares of each class as of December 31, 2007.

Title of Class	Number of Shares Outstanding
Common Stock	49,429,897
Preferred Stock	86,666,102

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

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

Large Accelerated Filer  ☒    Accelerated Filer  ☐    Non-accelerated Filer  ☐

Indicate by checkmark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐    International Financial Reporting Standards as

issued by the International Accounting Standards Board  ☐    other  ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

i

INTRODUCTION

Ultrapar is one of Brazil’s largest corporate groups, its second largest fuel distributor, a leading Brazilian chemicals manufacturer and one of Brazil’s leading providers of integrated logistics services. Our wholly owned subsidiary, Ultragaz, is the largest LPG (liquefied petroleum gas) distributor in Brazil, with a national market share of approximately 24%. Our wholly owned subsidiary, Ipiranga, is the second largest oil-derivatives distributor in the country. In the chemicals business, our wholly owned subsidiary, Oxiteno, is the largest producer of ethylene oxide and its principal derivatives in Latin America and a major producer of specialty chemicals. Through our wholly owned subsidiary, Ultracargo, we believe we are a leading provider of integrated road transport, storage, handling and logistics planning services for special bulk cargo. In 2007, Ultrapar acquired the fuel distribution operations of the Ipiranga Group in the South and Southeast regions of Brazil. These operations became Ultrapar’s fuel distribution subsidiary, Ipiranga. Through the acquisition, Ultrapar, already Brazil’s largest distributor of LPG, also became the second largest distributor of fuels, with a 14% market share.

References in this annual report to “Ultrapar,” “we,” “our,” “us” and “the company” are to Ultrapar Participações S.A. and its consolidated subsidiaries (unless the context otherwise requires). In addition, all references in this annual report to:

•	“Acquisition” are to the acquisition of the Ipiranga Group by the Acquiring Companies;

•	“Acquiring Companies” are to Ultrapar, Petrobras and Braskem;

•	“ADRs” are to the American Depositary Receipts evidencing our ADSs;

•	“ADSs” are to our American Depositary Shares, each representing 1 share of our non-voting preferred stock;

•	“am/pm” are to am/pm Comestíveis Ltda.;

•	“ANP” are to the Agência Nacional de Petróleo, the Brazilian national oil agency;

•	“Bovespa” are to the Bolsa de Valores de São Paulo, the São Paulo Stock Exchange;

•	“Braskem” are to Braskem S.A.;

•	“Brazilian Central Bank,” “BACEN,” “Central Bank of Brazil” or “Central Bank” are to the Banco Central do Brasil, the Brazilian central bank;

•	“Brazilian Corporate Law” are to Law No. 6,404 of December, 1976, as amended by Law No. 9,457 of May, 1997, by Law No. 10,303 of October 2001 and by Law No. 11,638 of December, 2007;

•	“Brazilian government” are to the federal government of the Federative Republic of Brazil;

•	“CBPI” are to Companhia Brasileira de Petróleo Ipiranga;

•	“Commission” or “SEC” are to the U.S. Securities and Exchange Commission;

•	“Copesul” are to Companhia Petroquímica do Sul;

•	“CVM” are to the Comissão de Valores Mobiliários, the Brazilian securities commission;

•	“DPPI” are to Distribuidora de Produtos de Petróleo Ipiranga S.A.;

•	“EMCA” are to Empresa Carioca de Produtos Químicos S.A.;

•	“Ipiranga” are to the Southern Distribution Business and EMCA, in each case, that were acquired from the Ipiranga Group in the Ipiranga Acquisition;

•	“Ipiranga Group” was to RIPI, DPPI, CBPI, IQ, IPQ, Copesul and their respective subsidiaries prior to the Ipiranga Acquisition;

•	“IPQ” are to Ipiranga Petroquímica S.A.;

•	“IQ” are to Ipiranga Química S.A.;

•	“Isa-Sul” are to Isa-Sul Administração e Participação Ltda., a subsidiary of DPPI;

•	“Investment Agreement” are to the Investment Agreement entered into by and among Ultrapar, Petrobras and Braskem on March 18, 2007, amended on April 18, 2007;

•	“Key Shareholders” are to the direct and indirect controlling shareholders of RIPI, DPPI and CBPI prior to the closing of the SPA;

•	“Latin America” are to countries in America other than the United States and Canada;

•	“LPG” are to liquefied petroleum gas;

•

“Mandatory Tender Offers” are to the mandatory cash tender offers (pursuant to tag along rights held by the minority common shareholders under Brazilian Corporate Law and CVM rules) for the acquisition of the remaining common shares of RIPI, DPPI, CBPI and IPQ that Ultrapar did not acquire from the Key Shareholders pursuant to the SPA;

•	“NYSE” are to the New York Stock Exchange;

•	“Northern Distribution Business” are to CBPI’s fuel and lubricant distribution businesses located in the North, Northeast and Central West regions of Brazil;

•	“Oil Refining Operations” are to the oil refining operations of RIPI;

•	“Oxiteno” are to Oxiteno S.A. – Indústria e Comércio, our wholly owned subsidiary, and its subsidiaries that produces ethylene oxide, its principal derivatives and other specialty chemicals;

•	“Petrobras” are to Petróleo Brasileiro S.A.;

•

“Asset Security Agreement” are to the agreement entered into by and among Ultrapar and Petrobras on April 18, 2007, whereby Ultrapar pledged in favor of Petrobras, 31% of the common shares and 78% of the preferred shares of DPPI that it acquired from the Key Shareholders;

•	“Petrochemical Business” are to IQ, IPQ and IPQ’s stake in Copesul;

•

“Protocol and Justification” are to each of the three Protocolo e Justificação da Incorporação de Acões agreements entered into on November 9, 2007 by the management of Ultrapar and each of RIPI, DPPI and CBPI. The Protocol and Justifications approve the Share Exchange. The board of directors of each company approved their respective Protocol and Justification on November 12, 2007. The Protocol and Justifications were required to be approved by the common shareholders of each company at the meetings called to approve the Share Exchange;

•	“Public Tender Offer” are to the tender offer by Braskem for the delisting of Copesul’s common shares from the Bovespa;

•	“real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil;

•	“RIPI” are to Refinaria de Petróleo Ipiranga S.A.;

•	“Securities Act” are to the U.S. Securities Act of 1933, as amended;

•	“Separation of Assets” are to the separation of the Petrochemical Business and Northern Distribution Business following the Share Exchange, the Public Tender Offer and the Mandatory Tender Offers;

•	“Share Exchanges” are to the exchanges of RIPI’s, DPPI’s and CBPI’s preferred shares and any remaining common share for Ultrapar’s preferred shares in connection with the Acquisition;

•	“Sindigás” are to the Brazilian Association of LPG Distributors;

•	“SINDICOM” are to the Brazilian Association of Fuel Distributors;

•	“Southern Distribution Business” are to DPPI and CBPI’s fuel and lubricant distribution businesses located in the South and Southeast regions of Brazil and their related activities;

•

“Transaction Agreements” are to the Investment Agreement, the SPA, Braskem/Petrobras Asset Security Agreement, Petrobras Asset Security Agreement, the RIPI Shareholders Agreement, the Braskem/Petrobras Asset Purchase Agreement, the Petrobras Asset Purchase Agreement and the Protocol and Justifications, all signed in connection with the Acquisition;

•	“SPA” are to the Share Purchase Agreement entered into and among Ultrapar, with the consent of Petrobras and Braskem, and the Key Shareholders on March 18, 2007;

•

“Ultracargo” are to Ultracargo Operações Logísticas e Participações Ltda., our wholly owned subsidiary, and its subsidiaries that provides integrated road transport, storage, handling and logistics planning services for special bulk cargo;

•	“Ultragaz” are to Ultragaz Participações Ltda., Ultrapar’s wholly owned subsidiary, and its subsidiaries that distribute LPG; and

•	“US$,” “dollars” or “U.S. dollars” are to the United States dollar.

The “Glossary of Petrochemical Industry Terms” that begins on page 131 provides the definition of certain technical terms used in this annual report. Unless otherwise specified, data relating to (i) the Brazilian petrochemical industry included in this annual report was obtained from the Brazilian Chemical Industries Association (Associação Brasileira da Indústria Química), or ABIQUIM, (ii) the LPG business were obtained from Sindigás and (iii) the fuel distribution business were obtained from the SINDICOM, and the ANP.

PRESENTATION OF FINANCIAL INFORMATION

The audited consolidated balance sheets as of December 31, 2007 and 2006 and the related consolidated statements of income, cash flows, changes in financial position and changes in shareholders’ equity, including the notes thereto, for the years ended December 31, 2007, 2006 and 2005, included herein, are our consolidated financial statements. The audited consolidated balance sheets as of December 31, 2005, 2004 and 2003 and the related consolidated statements of income, cash flows, changes in financial position and changes in shareholders’ equity, including the notes thereto for the years ended December 31, 2004 and 2003 are not included in this annual report. The financial information presented in this annual report should be read in conjunction with our consolidated financial statements.

In April 2007, Ultrapar acquired control of various companies in the Ipiranga Group, whereby Ultrapar acquired the Southern Distribution Business, EMCA and a one-third stake in the Oil-Refining Operations. Ultrapar also acted as a commission agent, pursuant to the Transaction Agreements, for the purpose of the acquisition of the Petrochemical Business on behalf of Petrobras and Braskem and for the acquisition of the Northern Distribution Business on behalf of Petrobras. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of the Ipiranga Group”. The financial statements of Ultrapar consolidate all the businesses acquired on its own behalf from April 1, 2007. On June 26, 2008 the exchange rate for reais into U.S. dollars was R$1.595 to US$1.00, based on the commercial selling rate as reported by the Central Bank. The commercial selling rate was R$1.771 to US$1.00 at December 31, 2007 and R$2.138 to US$1.00 at December 31, 2006. The real/dollar exchange rate fluctuates widely, and the current commercial selling rate may not be indicative of future exchange rates. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates” for information regarding exchange rates for the Brazilian currency.

Solely for the convenience of the reader, we have translated some amounts included in “Item 3.A. Key Information — Selected Consolidated Financial Information” and elsewhere in this annual report from reais into U.S. dollars using the commercial selling rate as reported by the Central Bank at December 31, 2007 of R$1.771 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. Such translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

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

Brazilian GAAP and U.S. GAAP

Our consolidated financial statements are prepared in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”), which include accounting principles emanating from the Brazilian corporate law and accounting standards and supplementary procedures established by the CVM and the Brazilian Institute of Independent Auditors (Instituto dos Auditores Independentes do Brasil), or IBRACON. Such accounting practices differ in certain material respects from accounting principles generally accepted in the United States of America, or U.S. GAAP. See Note 25 to our consolidated financial statements for a summary of the differences between Brazilian GAAP and U.S. GAAP, and a reconciliation of shareholders’ equity as of December 31, 2007 and 2006 and net income for the years ended December 31, 2007, 2006 and 2005 from Brazilian GAAP to U.S. GAAP.

Market share and economic information

All market share information for the LPG and fuel distribution businesses in Brazil were obtained from Sindigás, SINDICOM and ANP. Unless otherwise specified, all macroeconomic data is obtained from the Instituto Brasileiro de Geografia e Estatística—IBGE, Fundação Getúlio Vargas—FGV and the Central Bank.

FORWARD-LOOKING STATEMENTS

The statements contained in this annual report regarding our plans, forecasts and expectations regarding future events, strategies and projections are forward-looking statements which involve risks and uncertainties and which are therefore not guarantees of future results. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or revise any forward-looking statements after we distribute this annual report because of new information, future events and other factors. Words such as “believe,” “expect,” “may,” “will,” “plan,” “strategy,” “prospect,” “foresee,” estimate,” “project,” “anticipate,” “can,” “intend” and similar words are intended to identify forward-looking statements. We have made forward-looking statements which cover, among other things, our:

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

These forward-looking statements are subject to risks and uncertainties, which could mean that our actual results and performance could differ significantly from those anticipated and that anticipated events or circumstances might not occur. The risks and uncertainties include, but are not limited to:

•	general economic and business conditions, including the price of crude oil and other commodities, refining margins and prevailing foreign exchange rates;

•	competition;

•	ability to produce and deliver products on a timely basis;

•	ability to anticipate trends in the LPG, fuels, chemicals and logistics industries, including changes in capacity and industry price movements;

•	changes in official regulations;

•	receipt of official authorizations and licenses;

•	political, economic and social events in Brazil;

•	access to sources of financing and our level of debt;

•	ability to integrate acquisitions;

•	regulatory issues relating to acquisitions;

•	availability of tax benefits; and

•	other factors contained in this 20-F under “Item 3.D. Key Information—Risk Factors.”

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIME TABLE

Not applicable.

ITEM 3.	KEY INFORMATION

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

Our consolidated financial statements are prepared in Brazilian reais in accordance with Brazilian GAAP, which differ in certain material respects from accounting principles generally accepted in the United States of America, or U.S. GAAP. See Note 25 to our consolidated financial statements for a summary of the differences between the accounting practices adopted in Brazil and U.S. GAAP.

The following table presents our selected financial information at the dates and for each of the periods indicated in Brazilian GAAP, and U.S. GAAP where indicated. The consolidated balance sheet information as of December 31, 2007 and 2006 and the consolidated statements of income, cash flows, changes in financial position and changes in shareholders’ equity for the years ended December 31, 2007, 2006 and 2005 are derived from our audited consolidated financial statements included in this annual report. The consolidated balance sheet information as of December 31, 2005, 2004 and 2003 and the related consolidated statements of income, cash flows, changes in financial position and changes in shareholders’ equity for the years ended December 31, 2004 and 2003 are derived from our audited consolidated financial statements that are not included in this annual report.

In April 2007, Ultrapar acquired control of various companies in the Ipiranga Group, whereby Ultrapar acquired the Southern Distribution Business, EMCA and a one-third stake in the Oil-Refining Operations. Ultrapar acted as a commission agent, pursuant to the Transaction Agreements, for the purpose of the acquisition of the Petrochemical Business on behalf of Petrobras and Braskem and for the acquisition of the Northern Distribution Business on behalf of Petrobras. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of the Ipiranga Group”. The financial statements of Ultrapar consolidate all the businesses acquired on its own behalf from April 1, 2007.

	Year Ended December 31,
	2007(1)	2007	2006	2005	2004	2003
	(in millions, except per share data)
Consolidated Income Statement Data:	US$	R$	R$	R$	R$	R$
Gross sales and services	11,766.0	20,841.1	5,229.9	5,158.0	5,250.6	4,603.8
Taxes on sales and services, rebates, discounts and returns	(519.3)	(919.8)	(435.8)	(464.2)	(466.4)	(603.5)

Net Sales and Services	11,246.7	19,921.3	4,794.1	4,693.8	4,784.2	4,000.3
Cost of sales and services	(10,288.6)	(18,224.2)	(3,859.9)	(3,783.4)	(3,669.9)	(3,196.4)

Gross profit	958.1	1,697.1	934.2	910.4	1,114.3	803.9
Operating (expenses) income
Selling, general and administrative expenses	(690.6)	(1,223.3)	(605.1)	(551.7)	(555.9)	(458.9)
Other operating income, net	7.0	12.3	1.3	(0.4)	5.5	6.6

	Year Ended December 31,
	2007(1)	2007	2006	2005	2004	2003
	(in millions, except per share data)
Total operating expenses	(683.6)	(1,211.0)	(603.8)	(552.1)	(550.4)	(452.3)

Operating income before financial items	274.5	486.1	330.4	358.3	563.9	351.6
Financial (expenses) income, net	(67.4)	(119.4)	30.6	(27.3)	(45.0)	(57.2)
Nonoperating (expenses) income, net	5.0	8.8	(18.5)	(1.8)	(16.0)	1.0

Income before income and social contribution taxes, equity in earnings (losses) of affiliated companies and minority interest	212.1	375.5	342.5	329.2	502.9	295.4
Income and social contribution taxes	(48.5)	(85.9)	(56.1)	(28.8)	(83.0)	(44.9)

Income before equity in earnings (losses) of affiliated companies and minority interest	163.6	289.6	286.4	300.4	419.9	250.5
Equity in earnings (losses) of affiliated companies	0.3	0.6	1.0	1.6	—	(0.5)
Minority interest (8)	(57.0)	(101.0)	(5.3)	(2.8)	(5.4)	(3.6)

Employees’ statutory interest	(4.1)	(7.3)	—	—	—	—

Net income	102.8	181.9	282.1	299.2	414.5	246.4
Net earnings per share (2)	1.23	2.19	3.55	3.73	5.95	3.54

Dividends per common share (3)	1.00	1.78	1.78	1.93	2.36	1.01

Dividends per preferred share (3)	1.00	1.78	1.78	1.93	2.36	1.11

Other financial data (4)
Cash flows from operating activities (5)	264.3	468.2	384.3	410.0	539.6	331.2
Cash flows from investing activities (5)	(564.2)	(999.4)	(915.5)	(676.3)	(303.1)	(391.3)
Cash flows from financing activities (5)	599.4	1,061.7	(183.6)	762.0	(176.8)	10.8
Depreciation and Amortization (6)	169.7	300.6	185.8	187.7	172.7	146.9

Adjusted EBITDA (7)	440.0	779.4	516.2	546.0	736.6	498.5
Net cash (debt) (9)	(809.6)	(1,434.1)	120.7	191.2	46.0	(78.1)
Number of common shares (in thousands) (10)	49,429.9	49,429.9	49,429.9	49,429.9	51,264.6	51,264.6
Number of preferred shares (in thousands) (10)	86,666.1	86,666.1	31,895.5	31,895.5	18,426.6	18,426.6

U.S. GAAP:
Net income (12)	122.8	217.5	280.5	288.9	413.3	292.0
Basic and diluted earnings per common share (11)(12)	1.44	2.55	3.46	3.57	5.17	3.52
Basic and diluted earnings per preferred share (11)(12)	1.44	2.55	3.46	3.57	5.17	3.87
Depreciation and amortization	124.6	220.7	143.9	137.4	126.6	98.5

(1)	The real amounts for December 31, 2007 have been converted into dollars using the exchange rate of US$1.00 = R$1.771, which is the commercial rate reported by the Central Bank on this date. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this annual report as a statement that the amounts in Reais currently represent such values in U.S. dollars. Additionally, you should not interpret such conversions as statements that the amounts in Reais have been, could have been or could be converted into U.S. dollars at this or any other foreign exchange rates. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates.”
(2)	Net earnings per share are calculated on the weighted average shares outstanding during each of the periods presented. Under Brazilian GAAP, net earnings per share are not retroactively adjusted for the stock dividend but are retroactively adjusted for the reverse stock split described under “Item 4.B. Information on the Company — Business Overview.”
(3)	See “Item 8.A. Financial Information — Consolidated Statements and Other Financial Information — Dividend and Distribution Policy” for information regarding declaration and payment of dividends. Dividends per share do not reflect any adjustments related to the stock dividend described under “Item 4.B. Information on the Company — Business Overview.”

(4)	Cash flow information has been derived from our consolidated financial statements prepared in accordance with Brazilian GAAP.
(5)	See Note 25(V)(g) to our consolidated financial statements.
(6)	Represents depreciation and amortization expenses included in cost of sales and services and in selling, general and administrative expenses.
(7)	The purpose of including adjusted EBITDA information is to provide a measure for assessing our ability to generate cash from our operations. Adjusted EBITDA is equal to operating income before financial items plus depreciation and amortization. In managing our business we rely on adjusted EBITDA as a means for assessing our operating performance and a portion of our management’s compensation and employee profit sharing plan is linked to adjusted EBITDA performance. Because adjusted EBITDA excludes non-operating expenses (income), interest, income taxes, depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or effective tax rates, or levels of non-operating expenses (income), depreciation and amortization. Accordingly, we believe that this type of measurement is useful for comparing general operating performance from period to period and making certain related management decisions. We also calculate adjusted EBITDA in connection with covenants related to some of our financings. We believe that adjusted EBITDA enhances the understanding of our financial performance and our ability to satisfy principal and interest obligations with respect to our indebtedness as well as to fund capital expenditures and working capital requirements. Adjusted EBITDA is not a measure of financial performance under U.S. GAAP or Brazilian GAAP. Adjusted EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. Adjusted EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation or capital expenditures and associated charges.
(8)	Minority interest on Ultrapar results amounted to R$ 101 million in 2007, reflecting the stake held by minority shareholders at Ipiranga prior to the Share Exchange. As of September 30, 2007 Ultrapar held 11.52% of CBPI total shareholders capital and 32.45% of DPPI total shareholders capital. After the Share Exchange in 4Q07, the correspondent portion of the minority interest in that companies was reduced and since October 2007 Ultrapar consolidates 100% of the earnings of that companies in its figures.

The tables below provide a reconciliation of net income to adjusted EBITDA and of operating income before financial items to adjusted EBITDA for the years ended December 31, 2007, 2006, 2005, 2004 and 2003:

	Ultrapar
	Reconciliation of net income to adjusted EBITDA
	Year ended December 31,
	2007	2006	2005	2004	2003
	(in millions of Reais)
Net income	181.9	282.1	299.2	414.5	246.4
Minority interest	101.0	5.3	2.8	5.4	3.6
Equity in (earnings) losses of affiliated companies	(0.6)	(1.0)	(1.6)	—	0.5
Income and social contributions taxes	85.9	56.1	28.8	83.0	44.9
Non-operating expenses (income), net	(8.8)	18.5	1.8	16.0	(1.0)
Financial (income) expenses, net	119.4	(30.6)	27.3	45.0	57.2
Depreciation and amortization	300.6	185.8	187.7	172.7	146.9

Adjusted EBITDA	779.4	516.2	546.0	736.6	498.5

	Ultrapar
	Reconciliation of operating income before financial items to adjusted EBITDA
	Year ended December 31,
	2007	2006	2005	2004	2003
	(in millions of Reais)
Operating income before financial items	486.1	330.4	358.3	563.9	351.6
Depreciation and amortization	300.6	185.8	187.7	172.7	146.9
Employees statutory profit sharing	(7.3)	—	—	—	—

Adjusted EBITDA	779.4	516.2	546.0	736.6	498.5

	Ultragaz
	Reconciliation of operating income before financial items to adjusted EBITDA
	Year ended December 31,
	2007	2006	2005	2004	2003
	(in millions of Reais)
Operating income before financial items	132.3	167.3	77.8	152.7	113.2
Depreciation and amortization	119.5	113.2	117.3	116.2	95.0

Adjusted EBITDA	251.8	280.5	195.1	268.9	208.2

	Ipiranga
	Reconciliation of operating income before financial items to adjusted EBITDA
	Year ended December 31,
	2007	2006	2005	2004	2003
	(in millions of Reais)
Operating income before financial items	261.0	n.a.	n.a.	n.a.	n.a.
Depreciation and amortization	69.3	n.a.	n.a.	n.a.	n.a.
Employees statutory profit sharing	(7.3)	n.a.	n.a.	n.a.	n.a.

Adjusted EBITDA	323.0	n.a.	n.a.	n.a.	n.a.

	Oxiteno
	Reconciliation of operating income before financial items to adjusted EBITDA
	Year ended December 31,
	2007	2006	2005	2004	2003
	(in millions of Reais)
Operating income before financial items	106.7	146.3	257.9	382.9	207.0
Depreciation and amortization	48.1	45.3	42.3	38.1	36.2

Adjusted EBITDA	154.8	191.6	300.2	421.0	243.2

	Ultracargo
	Reconciliation of operating income before financial items to adjusted EBITDA
	Year ended December 31,
	2007	2006	2005	2004	2003
	(in millions of Reais)
Operating income before financial items	14.6	11.4	17.2	23.0	24.7
Depreciation and amortization	28.4	26.6	27.1	17.5	15.3

Adjusted EBITDA	43.0	38.0	44.3	40.5	40.0

(9)	Net cash (debt) is included in this document in order to provide the reader with information relating to our overall indebtedness and financial position. Net cash (debt) is not a measure of financial performance or liquidity under U.S. GAAP or Brazilian GAAP. In managing our businesses we rely on net cash (debt) as a means of assessing our financial condition. We believe that this type of measurement is useful for comparing our financial condition from period to period and making related management decisions. Net cash (debt) is also used in connection with covenants related to some of our financings. The table below provides a reconciliation of our consolidated balance sheet data to the net cash (debt) positions shown in the table, for the years ended December 2007, 2006, 2005, 2004 and 2003.

	Ultrapar
	Reconciliation of cash and cash equivalents to net cash (debt)
	Year ended December 31,
	2007	2006	2005	2004	2003
	(in millions of Reais)
Cash and cash equivalents	862.4	385.1	1,114.2	624.5	568.8
Short-term investments	845.3	737.3	184.8	22.4	41.0
Long-term investments	120.8	548.0	372.7	38.8	—
Short-term financing	(674.7)	(155.1)	(184.0)	(381.6)	(381.6)
Short-term debentures	(1,228.7)	(12.8)	(17.9)	—	—
Long-term financing	(1,009.2)	(1,081.8)	(978.6)	(258.1)	(306.3)
Long-term debentures	(350.0)	(300.0)	(300.0)	—	—

Net cash (debt) position	(1,434.1)	120.7	191.2	46.0	(78.1)

(10)	The number of shares is retroactively adjusted for the reverse stock split occurred in 2005.
(11)	The calculation of earnings per share is retroactively adjusted for stock dividend and reverse stock split for all the periods presented.
(12)	The calculation of net income and earnings per share is retroactively adjusted for the effect of a change in an accounting policy for the periods of 2005, 2004 and 2003. See “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — U.S. GAAP Reconciliation” and Note 25(I)(r) to our consolidated financial statements for more information.

	As of December 31,
	2007(1)	2007	2006	2005	2004	2003
	(in millions of U.S. dollars or Reais, where indicated)
Consolidated Balance Sheet Data	US$	R$	R$	R$	R$	R$
Current assets
Cash and cash equivalents	486.9	862.4	385.1	1,114.2	624.5	568.8
Short-term investment	477.2	845.3	737.3	184.8	22.4	41.0

	As of December 31,
	2007(1)	2007	2006	2005	2004	2003
	(in millions of U.S. dollars or Reais, where indicated)
Consolidated Balance Sheet Data	US$	R$	R$	R$	R$	R$
Trade accounts receivable	759.0	1,344.4	360.0	343.3	369.3	322.3
Inventories	356.3	631.1	217.2	191.7	210.3	137.7
Recoverable Taxes	114.4	202.6	117.8	62.9	73.0	115.5
Other	1,069.7	1,894.7	42.0	39.4	45.4	33.4

Total current assets	3,263.5	5,780.5	1,859.4	1,936.3	1,344.9	1,218.7

Long-term assets
Trade accounts receivable, net	99.9	176.9	19.2	—	—	—
Long-term investments	68.2	120.8	548.0	372.7	38.8	—
Related companies	7.3	12.9	7.4	3.7	3.1	2.8
Deferred income and social contribution taxes	67.5	119.6	58.2	61.0	36.3	61.4
Recoverable Taxes	38.8	68.7	65.3	46.8	36.6	—
Other	43.5	77.0	28.7	49.3	28.5	20.7

Total long-term assets	325.2	575.9	726.8	533.5	143.3	84.9

Permanent assets
Investments	26.5	47.0	30.8	32.3	31.8	33.1
Property, plant, equipment and intangible assets, net	1,318.7	2,335.8	1,172.8	1,072.7	1,047.4	968.6
Deferred charges, net	321.9	570.1	112.3	98.3	99.8	102.7

Total permanent assets	1,667.1	2,952.9	1,315.9	1,203.3	1,179.0	1,104.4

TOTAL ASSETS	5,255.8	9,309.3	3,902.1	3,673.1	2,667.2	2,408.0

Current liabilities
Loans, financing and debentures	1,074.6	1,903.4	167.9	201.9	381.6	381.6
Trade accounts payable	329.0	582.7	112.5	90.9	102.0	90.3
Payroll and related charges	69.6	123.2	81.2	66.1	94.1	74.7
Post-retirement benefits	5.0	8.8	—	—	—	—
Dividends payable	161.0	285.1	101.4	103.9	74.7	41.7
Provision for contingencies	8.4	14.9	—	—	—	—
Other	99.3	175.7	20.8	25.5	33.0	44.5

Total current liabilities	1,746.9	3,093.8	483.8	488.3	685.4	632.8

Long-term liabilities
Loans, financing and debentures	767.3	1,359.2	1,381.8	1,278.6	258.1	306.3
Related companies	2.7	4.7	4.7	5.0	8.8	9.0
Other taxes and contributions	63.2	112.0	36.5	54.7	52.1	40.9
Post-retirement benefits	48.0	85.1	—	—	—	—
Other	10.6	18.8	28.7	26.8	34.1	30.1

Total long-term liabilities	891.8	1,579.8	1,451.7	1,365.1	353.1	386.3

TOTAL LIABILITIES	2,638.7	4,673.6	1,935.5	1,853.4	1,038.5	1,019.1
Minority Interest	19.6	34.8	33.1	29.6	28.2	32.2

Stockholder’s equity
Capital	2,087.1	3,696.8	946.0	946.0	664.0	664.0
Capital reserve	0.5	0.9	0.6	0.3	0.1	—
Revaluation reserve	6.5	11.6	13.0	15.0	16.4	17.8
Reserves and retained earnings	503.4	891.6	973.9	828.8	920.0	674.9

TOTAL SHAREHOLDER’S EQUITY	2,597.5	4,600.9	1,933.5	1,790.1	1,600.5	1,356.7

	As of December 31,
	2007(1)	2007	2006	2005	2004	2003
	(in millions of U.S. dollars or Reais, where indicated)
Consolidated Balance Sheet Data	US$	R$	R$	R$	R$	R$
TOTAL LIABILITIES SHAREHOLDER’S EQUITY	5,255.8	9,309.3	3,902.1	3,673.1	2,667.2	2,408.0

U.S. GAAP
Total assets	5,281.4	9,354.9	3,843.5	3,610.0	2,595.9	2,343.6

Total shareholders’ equity (2)	2,621.0	4,642.4	1,872.9	1,730.2	1,555.3	1,305.3

(1)	The real amounts for December 31, 2007 have been converted into dollars using the exchange rate of US$1.00 = R$1.771, which is the commercial rate reported by the Central Bank on this date. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this annual report as a statement that the amounts in reais currently represent such values in U.S. dollars. Additionally, you should not interpret such conversions as statements that the amounts in Reais have been, could have been or could be converted into U.S. dollars at this or any other foreign exchange rates. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates.”
(2)	Shareholders’ equity as of December 31, 2005, 2004 and 2003 was retroactively adjusted to reflect changes in accounting policies as from January 2006. See “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — U.S. GAAP Reconciliation” and Note 25 I(r) for a better understanding of these changes.

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

From 2004 to 2007 Brazilian Real appreciated 33% against U.S. dollar from January 1, 2008 to June 26, 2008 Brazilian Real appreciation was 10% against the U.S. dollar. Accordingly it is not possible to predict whether the real will remain at its present level and what impact the Brazilian government’s exchange rate policies may have on us.

On June 26, 2008, the exchange rate for reais into U.S. dollars was 1.595 to US$1.00, based on the commercial selling rate as reported by the Central Bank. The following table sets forth information on prevailing commercial foreign exchange selling rates for the periods indicated, as published by the Central Bank on its electronic information system, SISBACEN, using PTAX 800, Option 5.

	Exchange rates of nominal reais per US$1.00
	High	Low	Average		Period-Ended
Year Ended
December 31, 2003	3.662	2.822	3.060	(1)	2.889
December 31, 2004	3.205	2.654	2.917	(1)	2.654
December 31, 2005	2.762	2.163	2.412	(1)	2.341
December 31, 2006	2.371	2.059	2.177	(1)	2.138
December 31, 2007	2.156	1.733	1.930	(1)	1.771

Month Ended
November 30, 2007	1.850	1.733	1.791	(2)	1.784
December 31, 2007	1.823	1.762	1.792	(2)	1.771
January 31, 2008	1.830	1.741	1.786	(2)	1.760
February 29, 2008	1.768	1.672	1.720	(2)	1.683
March 31, 2008	1.749	1.670	1.710	(2)	1.749
April 30, 2008	1.753	1.658	1.705	(2)	1.687
May 31, 2008	1.695	1.629	1.662	(2)	1.629
June 30, 2008 (through June 26)	1.643	1.595	1.619	(2)	1.595

(1)	Average of the foreign exchange rates on the last day of each month in the period.
(2)	Average of the high and low foreign exchange rates for each month.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the risks described below, as well as the other information contained in this annual report in evaluating an investment in our preferred shares or ADSs. Our business, results of operations or financial condition could be harmed if any of these risks materializes and, as a result, the trading price of the preferred shares or the ADSs could decline and you could lose a substantial part or even all of your investment.

We have included information in these risk factors concerning Brazil based on information that is publicly available.

Risks Relating to Ultrapar and Its Industry

Petrobras is the only supplier of LPG and oil-based fuels in Brazil. Fuel distributors in Brazil, including Ipiranga, have formal contracts with Petrobras for the supply of oil-based fuels. Ultragaz has a formal contract with Petrobras for the supply of LPG. Any interruption in the supply of LPG or oil-based fuels from Petrobras would immediately affect Ultragaz or Ipiranga’s ability to provide LPG and oil-based fuels to their customers.

Prior to 1995, Petrobras held a constitutional monopoly for the production and importation of petroleum products in Brazil. Although the Brazilian government terminated Petrobras’ monopoly in November 1995, Petrobras effectively remains the sole provider of LPG and oil-based fuels in Brazil. Currently, Ultragaz and all other LPG distributors in Brazil purchase all or nearly all LPG from Petrobras. Ultragaz’ net sales and services represented 16% of our consolidated net sales and services for the year ended December 31, 2007. All Brazilian LPG distributors, including Ultragaz, currently purchase almost all their LPG requirements from Petrobras. The procedures for ordering and purchasing LPG from Petrobras are generally common to all LPG distributors — including Ultragaz. For more details, see “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Supply of LPG.”

With respect to fuel distribution, Petrobras also supplied nearly all of Ipiranga and other distributors’ oil-based fuel requirements in 2007. Petrobras’ supplies to Ipiranga is governed by an annual contract, under which the supply volume is established based on the volume purchased in the previous year. Ipiranga’s net sales and services represented 75% of our consolidated net sales and services for the year ended December 31, 2007.

The last significant interruption in the supply of oil derivatives by Petrobras to LPG and fuels distributors occurred during the 1995 strike by Petrobras employees. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Industry and Regulatory Overview” and “Item 4.B. Information on the Company — Business Overview — Fuels Distribution — Industry and Regulatory Overview.”

Significant interruptions of LPG and oil-based fuel supply from Petrobras may occur in the future. Any interruption in the supply of LPG or oil-based fuels from Petrobras would immediately affect Ultragaz or Ipiranga’s respective ability to provide LPG or oil-based fuels to its customers. If we are not able to obtain an adequate supply of LPG or oil-based fuels from Petrobras under acceptable terms, we may seek to meet our demands through LPG or oil-based fuels purchased on the international market. The cost of LPG or oil-based fuels on the international market is currently more expensive than the price we obtain through Petrobras.

Intense competition in the LPG and in the Brazilian fuels distribution market may affect our operating margins.

The Brazilian LPG market is very competitive in all segments — residential, commercial and industrial. Petrobras, our supplier of LPG, and other major companies with greater resources than we possess participate in the Brazilian LPG distribution market. Intense competition in the LPG distribution market could lead to lower sales volumes and increased marketing expenses which may have a material adverse effect on our operating margins. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Industry and Regulatory Overview — The role of Petrobras” and Item 4.B. “Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Competition.”

The Brazilian fuels distribution market is highly competitive in both the retail and wholesale segments. Petrobras, our supplier of oil-derivative products, and other major companies with greater resources than we possess participate in the Brazilian fuels distribution market. Intense competition in the fuels distribution market could lead to lower sales volumes and increased marketing expenses which may have a material adverse effect on our operating margins. See “Item 4.B. Information on the Company — Business Overview — Fuels Distribution — Industry and Regulatory Overview — The role of Petrobras” and Item 4.B. “Information on the Company — Business Overview — Fuels Distribution — Ipiranga — Competition.” In addition a number of small local and regional distributors entered the Brazilian fuel distribution market in the late 90’s, after the market was de-regulated.

Anticompetitive practices by our competitors may distort market prices.

In the last few years, anticompetitive practices have been one of the main problems affecting fuel distributors in Brazil, including Ipiranga. Generally these practices have involved a combination of tax evasion and fuel adulteration, such as the dilution of gasoline by mixing solvents or adding anhydrous ethanol in an amount greater than the 25% permitted by applicable law (the overall taxation of anhydrous ethanol is lower than hydrated ethanol and gasoline).

Taxes constitute a significant portion of the cost of fuels sold in Brazil. For this reason, tax evasion on the part of some fuel distributors has been prevalent, allowing them to lower the prices they charge. As the final prices for the products sold by these distributors, including Ipiranga, are calculated based on, among other factors, the amount of taxes levied on the purchase and sale of these fuels, such anticompetitive practices as tax evasion may affect Ipiranga’s sales volume and increase marketing expenses, which could have a material adverse effect on our operating margins. Should there be any increase in the taxes levied on fuel, tax evasion may increase, resulting in a greater distortion of the price of fuel sold.

These practices have enabled certain distributors to supply large quantities of fuel products at prices lower than those offered by the major distributors, including Ipiranga, which has resulted in a considerable increase in the sales volumes of the distributors who have adopted these practices.

Although the Brazilian government has taken measures to inhibit these practices, if such practices become more prevalent Ipiranga could suffer from a reduction in sales volume and increased marketing expenses, which could have a material adverse effect on our operating margins.

LPG competes with alternative sources of energy. Competition with and the development of alternative sources of energy in the future may adversely affect the LPG market.

LPG competes with natural gas, wood, diesel, fuel oil and electricity. Natural gas is currently the principal source of energy against which we compete. Natural gas is currently less expensive than LPG for industrial consumers who purchase large volumes, but more expensive for residential consumers. In addition, supply of natural gas requires significant investments in pipelines. The development of alternative sources of energy in the future may adversely affect the LPG market and consequently our business, financial results and results of operations. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Competition.”

Ethylene, the principal raw material used in our petrochemical operations, comes from limited supply sources. Any reduction in the supply of ethylene would have an immediate impact on Oxiteno’s production and results of operation.

All second generation petrochemical producers in Brazil that use ethylene as their key raw material, including Oxiteno, our subsidiary involved in the production and sale of chemical and petrochemical products, purchase ethylene from Brazilian suppliers. Approximately 7% of our net sales are derived from the sale of chemical products that require ethylene. Oxiteno purchases ethylene from two of Brazil’s three naphtha crackers, which are the sole sources of ethylene in Brazil. Braskem supplies all of our ethylene requirements at our plant located at Camaçari pursuant to a long-term contract, and Petroquímica União S.A., or PQU, supplies all of our ethylene requirements at our plant located at Mauá. Oxiteno, like other purchasers from PQU, does not have a long-term contract for the purchase of ethylene from PQU. Because of its characteristics, ethylene is difficult and expensive to store and transport, and cannot be easily imported into Brazil. Therefore, Oxiteno is almost totally dependent on ethylene produced at Braskem and PQU for its supply of ethylene. For the year ended December 31, 2007, Brazilian ethylene imports totaled approximately 4.7 tons, representing less than 0.01% of Brazil’s installed capacity.

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

The Brazilian petrochemical industry is influenced by the performance of the international petrochemical industry and its cyclical behavior.

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

Final prices paid by importers of petrochemical products include import tariffs. Consequently, import tariffs imposed by the Brazilian government affect the prices we can charge for our products. The Brazilian government’s negotiation of commercial and free trade agreements, principally with NAFTA, the European Union and the Cooperation Council for the Arab States of the Gulf, may result in reductions in Brazilian import duties on petrochemical products, which generally range between 12% and 14%, and may reduce the competitiveness of our products vis-à-vis imported petrochemical products.

We may be adversely affected by the imposition and enforcement of more stringent environmental laws and regulations.

We are subject to extensive federal and state legislation and regulation by Brazilian governmental agencies responsible for the implementation of environmental and health laws and policies in Brazil, Mexico and Venezuela. Petrochemical companies like ours are required to obtain licenses for their manufacturing facilities from environmental authorities which may also regulate their operations by prescribing specific environmental standards in their operating licenses. Environmental regulations apply particularly to the discharge, handling and disposal of gaseous, liquid and solid products and by-products from manufacturing activities.

Changes in these laws and regulations, or changes in the enforcement of these laws and regulation, could adversely affect us by increasing our cost of compliance or operating. In addition, new laws or additional regulations, or more stringent interpretations of existing laws and regulations, could require us to spend additional funds on related matters in order to stay in compliance, thus increasing our costs and having an adverse effect on our results. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Industry and Regulatory Overview — Environmental, health and safety standards,” “Item 4.B. Information on the Company — Business Overview — Fuels Distribution — Industry and Regulatory Overview — Environmental, health and safety standards, “Item 4.B. Information on the Company — Business Overview — Petrochemicals and Chemicals — Industry and Regulatory Overview — Environmental, health and safety standards” and “Item 4.B. Information on the Company — Business Overview — Logistics for Special Bulk Cargo — Ultracargo — Transportation Regulation.”

The production, storage and transportation of LPG, fuel products and petrochemicals are inherently hazardous.

The complex manufacturing operations we perform at our plants involve a variety of safety and other operating risks, including the handling, production, storage and transportation of highly inflammable, explosive and toxic materials. These risks could result in personal injury and death, severe damage to or destruction of property and equipment and environmental damage. A sufficiently large accident at one of our plants, service stations or storage facilities could force us to suspend our operations temporarily and result in significant remediation costs and lost revenue. In addition, insurance proceeds may not be available on a timely basis and may be insufficient to cover all losses. Equipment breakdowns, natural disasters, and delays in obtaining imports or required replacement parts or equipment can also affect our manufacturing operations and consequently our results from operations.

Our insurance coverage may be insufficient to cover losses that we might incur.

The operation of any chemical manufacturing plant and the distribution of petrochemicals, as well as the operations of logistics of oil, chemical products, LPG and fuels distribution involve substantial risks of property contamination and personal injury and may result in material costs and liabilities. Although we believe that current insurance levels are adequate, the occurrence of losses or other liabilities that are not covered by insurance or that exceed the limits of our insurance coverage could result in significant unexpected additional costs.

The suspension, cancellation or non-renewal of certain federal tax benefits may adversely affect our results of operations.

We are entitled to federal tax benefits providing for income tax exemption or reduction for our activities in the northeast region of Brazil. These benefits may be cancelled or suspended if we do not comply with our commitment, not to distribute to our shareholders the amounts under the benefits or if the relevant tax authorities decide to suspend or cancel our benefits. As a result, we may become liable for the payment of related taxes at the full tax rates. If we are not able to renew the tax benefits, or if we are only able to renew them under terms that are substantially less favorable than expected, our results of operations may be adversely affected. Tax exemptions amounted to R$35.2 million, R$50.3 million and R$63.8 million, respectively, for the years ended December 31, 2007, 2006 and 2005. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Tax exemption status,” “Item 4.B. Information on the Company — Business Overview — Petrochemicals and Chemicals — Oxiteno — Tax exemption status” and “Item 4.B. Information on the Company — Business Overview — Logistics for Special Bulk Cargo — Ultracargo — Tax exemption status.”

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

As a result of the Ipiranga Acquisition, Ultrapar has assumed certain liabilities of the business acquired in the Ipiranga Acquisition and assumed all the risks relating to those liabilities.

Ultrapar has assumed certain liabilities of the business acquired in the Ipiranga Acquisition; therefore certain existing known or unknown financial obligations, legal liabilities or other contingent liabilities or risks of the business acquired in the Ipiranga Acquisition have become the responsibility of Ultrapar. See “Item 5B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness” for more information regarding the financial obligations assumed by Ultrapar in connection with the Ipiranga Acquisition. These liabilities could cause Ultrapar to be required to make payments, incur charges or take other actions that could adversely affect Ultrapar’s financial position and results of operations and the price of Ultrapar’s preferred shares.

We may fail to realize all of the anticipated benefits of the Ipiranga Acquisition.

Although we have integrated Ipiranga with our operations, it may not be possible to realize the full extent of benefits we anticipated. Nor it is guaranteed that we will realize these benefits within the timeframe that is currently expected. In addition, the benefits of the Ipiranga Acquisition may be offset by operating losses due to various factors such as changes in commodity prices, unanticipated variations in industry conditions, an increase in operating or other costs, competitive shortcomings and other risk factors relating to the industry at large.

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

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in policy and regulations. The Brazilian government’s actions to control inflation and effect other policies and regulations have often involved wage and price controls, currency devaluations, capital controls, and limits on imports, among other measures. Our business, financial condition and results of operations may be adversely affected by changes in policy or regulations involving or affecting tariffs, exchange controls and other matters, as well as factors such as:

•	currency fluctuations;

•	inflation;

•	interest rates;

•	price instability;

•	energy shortages;

•	liquidity of domestic capital and lending markets;

•	fiscal policy; and

•	other trade, political, diplomatic, social and economic developments in or affecting Brazil.

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

Brazil has in the past experienced extremely high rates of inflation. Inflation and some of the Brazilian government’s measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy. Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. According to the Índice Geral de Preços-Mercado, or IGP-M, a general price inflation index, the Brazilian general price inflation rates were 7.8% in 2007, 3.9% in 2006, 1.2% in 2005 and 12.4% in 2004, respectively.

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

The real depreciated against the U.S. dollar by 18.7% in 2001. In 2002, the real depreciated 52.3% against the U.S. dollar, due in part to political uncertainty surrounding the Brazilian presidential elections and the global economic slowdown. Although the real has appreciated since then (8.1% in 2004, 11.8% in 2005, 8.7% in 2006, 17.2% in 2007 and an additional 9.9% from January 1, 2008 to June 26, 2008), no assurance can be given that the real will not depreciate or be devalued against the U.S. dollar again. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates.”

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

Depreciations of the real relative to the U.S. dollar can create additional inflationary pressures in Brazil that may negatively affect us. Depreciations generally curtail access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciations also reduce the U.S. dollar value of distributions and dividends on the ADSs and the U.S. dollar equivalent of the market price of our preferred shares and, as a result, the ADSs. On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments, as well as to a dampening of export-driven growth.

Although a large part of our sales is denominated in reais, prices and certain costs, (particularly ethylene, purchased by our subsidiary Oxiteno) in the chemical business are benchmarked to prices prevailing in the international markets. Hence, we are exposed to foreign exchange rate risks that could materially adversely affect our business, financial condition and results of operations as well as our capacity to service our debt.

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

The preferred shares and the ADSs do not entitle you to a fixed or minimum dividend.

Under our bylaws, unless otherwise proposed by the Board of Directors and approved by the voting shareholders in the Annual General Meeting, we must pay our shareholders a mandatory distribution equal to at least 50% of our adjusted net income. The net income may be capitalized, used to set off losses and/or retained in accordance with the Brazilian corporate law and may not be available for the payment of dividends. Therefore, whether or not you receive a dividend depends on the amount of the mandatory distribution, if any, and whether the Board of Directors and the voting shareholders exercise their discretion to suspend these payments. See “Item 8.A. Financial Information — Consolidated Statements and Other Financial Information — Dividend and Distribution Policy — Dividend Policy” for a more detailed discussion of mandatory distributions.

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

The ADSs benefit from the depositary’s certificate of foreign capital registration permits the depositary to convert dividends and other distributions with respect to the preferred shares into foreign currency and remit the proceeds abroad. If you exchange your ADSs for preferred shares, you will be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, you will not be able to remit abroad non-Brazilian currency unless you obtain your own certificate of foreign capital registration or you qualify under National Monetary Council Resolution 2,689, dated January 26, 2000, known as Resolution 2,689, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration. If you do not qualify under Resolution 2,689, you will generally be subject to less favorable tax treatment on distributions with respect to the preferred shares. The depositary’s certificate of registration or any certificate of foreign capital registration obtained by you may be affected by future legislative or regulatory changes, and additional Brazilian law restrictions applicable to your investment in the ADSs may be imposed in the future. For a more complete description of Brazilian tax regulations, see “Item 10.E. Additional Information — Taxation — Brazilian Tax Consequences.”

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

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may limit your ability to sell the preferred shares underlying your ADSs at the price and time at which you wish to do so. The São Paulo Stock Exchange, known as Bovespa, the only Brazilian stock exchange, had a market capitalization of approximately US$1,399 billion as of December 31, 2007 and an average monthly trading volume of approximately US$52 billion for 2007. In comparison, the New York Stock Exchange had a market capitalization of US$ 30.5 trillion as of December 31, 2007 and an average monthly trading volume of approximately US$141 billion for 2007.

There is also a large concentration in the Brazilian securities market. The ten largest companies in terms of market capitalization represented approximately 55% of the aggregate market capitalization of Bovespa as of December 31, 2007. The top ten stocks in terms of trading volume accounted for approximately 51% of all shares traded on Bovespa in 2007. Ultrapar’s average daily trading volume on both stock exchanges in 2007, 2006 and 2005 was R$11.8 million, R$4.6 million and R$5.5 million, respectively.

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

According to Law No. 10,833, enacted on December 29, 2003, the disposition of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposal occurs outside or within Brazil. In the event that the disposal of assets is interpreted to include a disposal of our ADSs, this tax law could result in the imposition of the withholding income tax on a disposal of our ADSs by a non-resident of Brazil to another non-resident of Brazil. Due to the fact that Law No. 10,833 has been enacted and no judicial guidance as to its application yet exists, we are unable to predict whether an interpretation applying such tax law to disposal of the ADSs between non-residents could ultimately prevail in the courts of Brazil. See “Item 10.E. Additional Information — Taxation — Brazilian Tax Consequences.”

Substantial sales of our shares or our ADSs could cause the price of our preferred shares or our ADSs to decrease.

Shareholders of Ultra S.A. Participações have the right to withdraw and convert common shares owned through Ultra S.A. Participações into our preferred shares as more fully described under “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders — Shareholders’ Agreements.” Two other shareholders, who may freely sell their respective shares, hold a substantial portion of our remaining common shares. A sale of a significant number of shares could negatively affect the market value of the preferred shares and ADSs. The market price of our preferred shares and the ADSs could drop significantly if the holders of shares or the ADSs sell them or the market perceives that they intend to sell them.

If we were treated as a passive foreign investment company, U.S. Holders of our preferred shares or our ADSs would be subject to disadvantageous rules under the U.S. tax laws.

If we were characterized as a passive foreign investment company, or PFIC, in any year, U.S. holders of our preferred shares or our ADSs could be subject to unfavorable U.S. federal income tax treatment. Although we do not believe that we were a PFIC in 2007 and we do not expect to be a PFIC in the foreseeable future, there can be no assurance that our business and activities will not lead to PFIC status for us in the future. PFIC classification is a factual determination made annually and thus is subject to change. See “Item 10.E. Additional Information — Taxation — U.S. Federal Income Tax Consequences” for a description of the PFIC rules.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

Ultrapar Participações S.A., or Ultrapar, is a sociedade anônima incorporated under the laws of the Federative Republic of Brazil. We have a significant market presence in the business areas in which we operate. We are the leader in LPG distribution in Brazil through Ultragaz with a 24% market share and one of the largest independent distributors in the world in terms of volume sold. We deliver LPG to an estimated 10 million households using our own vehicle fleet and also approximately more than 4,000 independent retailers. As a result of the acquisition of the Southern Distribution Business, we became the second largest Brazilian fuel distributor with an approximate 14% market share in Brazil in 2007, delivering our products through 3,292 service stations. We are the largest producer of ethylene oxide and its principal derivatives in Latin America, with an extensive business in the domestic and international markets. Through Ultracargo, we are a leading provider of integrated logistics for special bulk cargo in Brazil. We offer integrated multimodal transportation, loading and unloading services and the management of third-party fleets. Our high-storage capacity, together with the strategic location of our assets, facilitates product movement along an integrated multimodal logistics system.

We were incorporated on December 20, 1953, with our origins going back to 1937, when Ernesto Igel founded Companhia Ultragaz S.A and brought LPG to be used as cooking gas in Brazil using cylinders acquired from Companhia Zeppelin. The gas stove began to replace the traditional wood stove and, to a lesser degree, kerosene and coal, which dominated Brazilian kitchens at the time.

In 1966, Transultra Armazenamento e Transporte Especializado Ltda, or Transultra, was formed to satisfy the demand for high-quality transportation services and focused in the transportation of chemicals, petrochemicals and LPG. In 1978, Terminal Químico de Aratu S.A. — Tequimar, or Tequimar, was founded for the specific purpose of operating the storage business. Transultra and Tequimar are operating subsidiaries of Ultracargo.

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

On March 23, 2000, the controlling shareholders of Ultrapar signed an agreement, assuring equal treatment of all shareholders (holders of both common and/or preferred shares) in the event of any change in control – tag along rights. The agreement stipulated that any transfer of control of Ultrapar, either direct or indirect, would only be executed in conjunction with a public offer by the acquiring entity to purchase the shares of all shareholders in the same proportion and under the same price and payment terms as those offered to the controlling shareholders.

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

On December 4, 2003, we concluded the acquisition of the chemical business of the Berci Group, or CANAMEX, a Mexican specialty chemicals company. CANAMEX had two plants in Mexico (Guadalajara and Coatzacoalcos). The acquisition amount was US$10.25 million, without assuming any residual debt. In June 30, 2004, we acquired the operational assets of Rhodia Especialidades S.A. de C.V. in Mexico for US$2.7 million. Both acquisitions had the target of establishing a stronger presence in the Mexican petrochemical market and to create a production and distribution platform to the United States. Since July 2, 2007 CANAMEX has operated under a new name, Oxiteno Mexico, S.A. de C.V., or Oxiteno Mexico.

On May 18, 2004, at an Extraordinary General Meeting, the shareholders of Ultrapar approved the addition of tag-along rights to the company’s bylaws, for all shareholders, at 100% of the offer price, which has improved a right that was already conceived through a shareholders’ agreement dated March 22, 2000.

On September 22, 2004, the shareholders of Ultra S.A., a holding company that controls Ultrapar, signed a new shareholders’ agreement aimed at maintaining a stable controlling shareholder block in Ultrapar.

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

On December 20, 2005, Ultrapar, through its subsidiary LPG International Inc., issued US$250 million in notes in the international market, with the aim of lengthening the company’s debt profile, financing possible acquisitions and other corporate purposes. The notes mature in December 2015, have a coupon of 7.25% per annum and were priced at 98.75% of par value, resulting in a yield of 7.429% per annum. Standard & Poor’s assigned its BB+ credit rating on a global scale for the company and the securities issued. In August 2006, Ultrapar announced the signing of a “Memorandum of Understanding” (MOU) between its subsidiary Oxiteno Nordeste and Braskem, for a 265 thousand tons/year supply of ethylene, with a 15-year term. The 265 thousand tons/year volume of ethylene represents an addition of 68 thousand tons/year to the previous contractual amount, and will be fully available beginning in 2009. Since January 2007, Oxiteno’s ethylene purchase limit with Braskem increased by 13,000 tons/year out of the total additional 68,000 tons/year of ethylene, as contemplated by the MOU. The newly agreed upon supply price will be indexed to ethylene prices in the international market and to the volume effectively purchased by Oxiteno. Ultrapar also announced its plans to expand its ethylene oxide and specialty chemicals production capacity at Oxiteno’s plants located in Mauá, São Paulo and in Camaçari, Bahia.

In August 2006, Oxiteno’s first commercial office in Buenos Aires, Argentina — Oxiteno Argentina S.R.L. — was opened.

In April 2007, Ultrapar acquired a controlling stake in certain subsidiaries of the Ipiranga Group and thereby acquired the Southern Distribution Business, EMCA and a one-third stake in the Oil Refining Operations. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of the Ipiranga Group”.

In April 2007, we acquired the operational sulfate and sulfonate assets of Unión Química S.A. de C.V., in San Juan del Río, Mexico through our subsidiary Oxiteno Mexico. These assets include a plant with a production capacity for sulfates/sulfonates of 8,600 tons/year that serves mainly the cosmetics and detergents industries. The investment for this acquisition totaled US$4.0 million, did not entail the assumption of any debt and was financed entirely by Oxiteno Mexico in the local market.

In May 2007, Ultracargo completed the acquisition of Petrolog Serviços e Armazéns Gerais Ltda. for approximately R$10.0 million. Petrolog is a provider of in-house logistics operations for services of packaging, inventory control, storage and dispatch to domestic and international markets.

In September 2007, Oxiteno acquired Arch Química Andina, C.A., or Arch, a Venezuelan subsidiary of the U.S. company Arch Chemicals, Inc. Arch is the sole producer of ethoxylates in Venezuela, which had been the only ethylene oxide producing country in Latin America where Oxiteno did not have operations. This acquisition is consistent with the company’s growth and global expansion strategy and was intended to help Oxiteno (i) to strengthen its presence in Latin America, (ii) to have access to sources of raw materials at competitive prices given Venezuela’s position as one of the main oil and natural gas producer in the world and (iii) to expand ethoxylate production capacity by an additional 70,000 tons/year. The amount of the acquisition was US$7.6 million. The company was renamed Oxiteno Andina. Also in September 2007, Oxiteno announced the opening of its first sales office in the United States. The Company intends to leverage a local U.S. presence to grow in that market, particularly with respect to specialty chemicals.

Description of the Acquisition of the Ipiranga Group

On March 19, 2007, Ultrapar, Petrobras and Braskem announced their intent to acquire the Ipiranga Group and that on March 18, 2007, Ultrapar had entered into, and Petrobras and Braskem had acknowledged, an SPA with the Key Shareholders of the principal companies constituting of the Ipiranga Group, RIPI, DPPI and CBPI. As discussed further below, in connection with the Acquisition, Ultrapar acted on its own behalf and on behalf of Petrobras and Braskem pursuant to the Transaction Agreements.

Ultrapar acted as a commission agent, under Articles 693 through 709 of the Brazilian Civil Code, for Petrobras and Braskem in the acquisition of the Petrochemical Business, and for Petrobras for the acquisition of Northern Distribution Business.

The Ipiranga Group operated in the same segments as Petrobras, Ultrapar and Braskem. In 2006, the Ipiranga Group was Brazil’s second-largest fuel distributor, with a network of 4,240 service stations. It also had a significant share of the petrochemical market, with the production of 650,000 tons of petrochemical resins through IPQ. The Ipiranga Group shared joint control with Braskem of Copesul, a petrochemical company that produces basic petrochemicals from naphtha, such as ethylene, and is located in the southern petrochemical complex, in the state of Rio Grande do Sul. The consolidated net revenues of the Ipiranga Group in 2006 amounted to R$31 billion and net income amounted to R$534 million.

Following the Acquisition, Ultrapar, already the largest LPG distributor in Brazil, became the second largest fuel distributor in Brazil, with approximately 14% market share. Ultrapar believes that fuel distribution is a natural extension of LPG distribution because it has similar profitability drivers: logistics efficiency, management of a dealer network and leveraging a renowned brand. In addition, Ultrapar believes that the fuel distribution business presents attractive growth prospects in light of increased fuel consumption in Brazil in the recent past, principally due to increased national income, greater availability of credit and curbing unfair competitive practices, which cause the grey market to decline in relation to the formal market.

The Ipiranga Group also operated a small refinery in the state of Rio Grande do Sul, in the Southern region of Brazil. Ipiranga’s refinery’s nominal capacity is 17,000 barrels per day, which corresponds to less than 1% of the Brazilian refinery capacity.

To finance part of the Ipiranga Group Acquisition, on April 11, 2007, we completed our second offering of unsecured debentures in the aggregate principal amount of R$889 million, in two series. The first series, in the aggregate amount of R$675 million, was issued on April 11, 2007. The second series, in the aggregate amount of R$214 million, was issued on October 22, 2007 on the financial settlement of the Mandatory Tender Offers for the shares of RIPI, DPPI and CBPI.

After the completion of the Acquisition, the businesses of the Ipiranga Group were divided among Petrobras, Ultrapar and Braskem. Ultrapar retained the fuel and lubricant distribution businesses located in the South and Southeast regions of Brazil; Petrobras received the fuel and lubricant distribution businesses located in the North, Northeast and Central West regions of Brazil; and Petrobras and Braskem received the petrochemical business, in the proportion of 60% for Braskem and 40% for Petrobras. (See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments”).

Phases of the Acquisition. The Acquisition was divided into five phases: (1) acquisition of the shares held by the Key Shareholders by Ultrapar; (2) mandatory tender offers (pursuant to tag along rights held by minority shareholders under Brazilian Corporate Law and CVM rules) for the acquisition of the remaining common shares of RIPI, DPPI, CBPI and IPQ (“Mandatory Tender Offers”); (3) tender offer by Braskem for the delisting of Copesul’s common shares from the BOVESPA (“Public Tender Offer”); (4) exchange of the remaining common and preferred shares of RIPI, DPPI and CBPI for preferred shares of Ultrapar (“Share Exchange”); and (5) separation of the Target Companies’ assets (“Separation of Assets”).

•

Phase 1 – Acquisition of the shares of the Key Shareholders. On April 18, 2007, pursuant to the SPA, Ultrapar acquired, from the Key Shareholders, shares issued by RIPI, DPPI and CBPI. The total cost of this acquisition was R$2.1 billion, of which R$0.7 billion was paid by Ultrapar.

•

Phase 2 – Mandatory Tender Offers for the common shares of RIPI, DPPI, CBPI and IPQ. As a result of the change of control of RIPI, DPPI and CBPI, under Art. 254-A of Law 6,404/76 and CVM Rule Nº 361,2002 Ultrapar filed a request to register the Mandatory Tender Offers with the CVM on May 2, 2007. Under Brazilian law, the price offered in Mandatory Tender Offers must be equal to at least 80% of the price paid to the Key Shareholders.

The notices for the Mandatory Tender Offers for RIPI and DPPI were published on September 20, 2007, and the auctions for the purchases of the shares took place on October 22, 2007. Ultrapar acquired 2,771,761 common shares of RIPI, or 82% of the shares under the offer, and 1,274,718 common shares of DPPI, or 77% of the shares under the offer, in the respective auctions. Ultrapar extended the period for acquiring RIPI and DIPI common shares through November 8, 2007, and maintained the same terms as originally offered, for those shareholders who were not able to register their shares for the auctions prior to the original deadline. Ultrapar acquired 207,534 common shares of RIPI and 90,474 common shares of DPPI during this extended period, which, together with the shares acquired during the original auction periods amounted to 2,979,295 shares of RIPI, or 88% of the shares under the offer, and 1,365,192 shares of DPPI, or 82% of the shares under the offer. The notice for the Mandatory Tender Offer for CBPI was published on October 9, 2007, and the auction for the purchase of the shares took place on November 8, 2007. Ultrapar acquired 1,574,486 common shares of CBPI, or 52% of the shares under the offer. The total consideration paid under the Mandatory Tender Offers for RIPI, DPPI and CBPI common shares was R$575 million, of which R$160 million was effectively paid by Ultrapar, with the remaining R$ 415 million paid by Petrobras and Braskem. The table below shows the amounts per share and the total amounts paid in the Mandatory Tender Offers, as well as the per share amounts adjusted pursuant to the Brazilian law requirement that the per share prices be restated by the variation in the Taxa Referencial, or the Reference Rate or TR, (365 days basis) calculated on a pro-rata basis from the announcement of the auction dates to the relevant auction’s financial settlement date.

Company	Price per share	Price per share (TR adjusted)	Total (R$ millions)
RIPI	106.28	107.05	318.9
DPPI	112.07	112.88	154.1
CBPI	64.43	64.91	102.2

•

Phase 3 – Public Tender Offer for the delisting of Copesul’s common shares from the BOVESPA. The delisting of Copesul’s common shares occurred on October 17, 2007 (Incorporated by reference to Form F-4 of Ultrapar Participações S.A. filed on December 17, 2007).

•

Phase 4 – Share Exchange. After the conclusion of the Mandatory Tender Offers, Ultrapar carried out share exchange transactions, under Art. 252 of Law 6,404/76, in which it exchanged preferred shares for the remaining outstanding common and preferred shares of RIPI, DPPI and CBPI. The table below presents the exchange ratios applicable to the Share Exchange, expressed in terms of Ultrapar preferred shares per one RIPI, DPPI and CBPI share.

Companies Exchange Ratio
RIPI	0.79850
DPPI	0.64048
CBPI	0.41846

On December 18, 2007 the Share Exchange was approved at extraordinary general meetings of the respective companies, which resulted in the issuance of 55 million preferred shares of Ultrapar to the former shareholders of RIPI, DPPI and CBPI.

On January 21, 2008 expired the period for the dissident shareholders at the extraordinary general meetings to exercise their appraisal rights, with no shareholder opting to exercise it.

•

Phase 5 – Separation of Assets. After the completion of the Share Exchange, Ultrapar carried out the Separation of Assets, a series of corporate restructurings in order to divide the Ipiranga Group assets among itself, Petrobras and Braskem. The Petrochemical Business was transferred to Petrobras and Braskem on February 27, 2008 and the Northern Distribution Business was transferred to Petrobras on May 14, 2008 and the total amount received due to the transfer of the assets was R$ 1.7 billion. The completion of the Acquisition is subject to the hand over for Petrobras and Braskem of one third of the Oil Refining Operations for each of these companies in accordance to the Investment Agreement.

For a detailed discussion of the Acquisition, see our Form F-4 filed with the Commission on December 17, 2007.

Recent Developments

Right of Withdrawal from the Share Exchanges. On January 21, 2008, the period for dissenting shareholders to withdraw from the Share Exchanges expired, with no shareholders opting to exercise their rights to withdraw. See our Form F-4 filed with the Commission on December 17, 2007. Following the expiration of this period, RIPI, DPPI and CBPI became wholly owned subsidiaries of Ultrapar.

Changes in the Brazilian Corporate Law. On December 28, 2007, Law No. 11,638/07 was issued, modifying certain aspects of the Brazilian Corporate Law (Law No. 6,404 from December 15, 1976) so as to harmonize accounting practices adopted in Brazil with International Financial Reporting Standards (IFRS) as promulgated by the International Accounting Standard Board (IASB). Ultrapar is analyzing the impact of the new law. Ultrapar’s Management believes that the main impacts of the new law would consist of the creation of new subgroup of account entitled equity valuation adjustments, the application of new criteria for the valuation and classification of financial instruments and fair value adjustments for long term and certain short term assets and liabilities This law came into force on 2007 and its impacts will be recognized on Ultrapar’s financial statements for the year ended December 31, 2008.

Joining Level 2 of Bovespa’s Special Corporate Governance Levels. On February 20, 2008, Ultrapar’s Board of Directors approved the commitment of changing from Level 1 to Level 2 of Bovespa’s Special Corporate Governance Levels as another step in our continuing efforts to improve our corporate governance practices. Joining Level 2 reinforces our commitment to the capital markets, recognizing the material increase in our shareholder basis after receiving the new shareholders from Ipiranga. Adhesion to Level 2 will be formalized with Bovespa after the conclusion of the last phase of the Acquisition.

Promissory Note. On March 3, 2008 Ultrapar issued a R$ 1.2 billion Promissory Note maturing on February 28, 2009 at a rate of 103.15% of CDI.

Debentures. In the first quarter of 2008 Ultrapar redeemed the debentures issued on April and October to finance the Acquisition in the amount of R$ 889 million. In this same period CBPI also redeemed its R$ 350 million debenture, which resulted from the Acquisition.

Separation of Assets. After the completion of the Share Exchange Transactions, Ultrapar carried out the Separation of Assets, a series of corporate restructurings in order to divide the Ipiranga Group assets among itself, Petrobras and Braskem. The Petrochemical Business was transferred to Petrobras and Braskem on February 27, 2008 and the Northern Distribution Business was transferred to Petrobras on May 14, 2008 and the total amount received due to the transfer of the assets was R$ 1.7 billion.

Investment Grade. On May 21, 2008 the credit rating agency Moody’s Investors Service (“Moody’s”) assigned its Baa3 rating to Ultrapar equivalent to investment grade. Additionally, the credit rating agency Standard and Poor’s (S&P) changed its outlook for Ultrapar’s rating from stable to positive.

Acquisition of União Terminais. In June 2008, Ultrapar, through Ultracargo announced the sale and purchase agreement for the acquisition of 100% of the shares of União Terminais e Armazéns Gerais Ltda. (“União Terminais”) held by União das Indústrias Petroquímicas S.A. (“Unipar”). União Terminais has 2 port terminals for storage and handling of bulk liquids, with total capacity of 119 thousand cubic meters. The main facility, located in Santos (in the state of São Paulo), has storage capacity of 102 thousand cubic meters and is currently in the final stage of expansion, which will add 20% (21 thousand cubic meters) to its capacity. The main products handled in this terminal are fuels, ethanol and chemicals. The terminal located in Rio de Janeiro (RJ) has a 17 thousand cubic meters storage capacity and the main products handled in this terminal are chemicals and lubricants. União Terminais also holds 50% of the total capital of União Vopak Ltda., which owns a port terminal in Paranaguá (in the state of Paraná) with storage capacity of 60 thousand cubic meters for the handling of vegetable oil and chemical products. The amount to be paid for 100% of the shares of União Terminais is R$ 483 million, subject to adjustments resulting from variations in net debt and working capital. On December 31, 2007, União Terminais’ net debt amounted to R$ 27 million.

Investments

We have made substantial investments in our operations over the last five years. At Ultragaz, we have invested in a small bulk LPG distribution (UltraSystem), the purchase and renewal of LPG bottles and the restructuring of our distribution logistics. We have also invested in the consolidation of our national coverage over the past years. Since March 2007, investments at Ipiranga included the expansion of the service station network, renewal of contracts and improvement in fuel service stations and distribution facilities, as well as investments related to information technology. Oxiteno has invested in increasing installed production capacity, mainly for specialty chemicals production, in the modernization of its industrial plants and in the development of new products. Ultracargo has invested in the expansion and maintenance of storage facilities in response to strong demand for a better logistics infrastructure in Brazil, deregulation of the oil and oil products industry and the strong growth in the international trade of vegetable oils and alcohol. We have invested in information technology at all our businesses for integrating processes, improving the quality of information, increasing the response time in decision-making and improving our services.

We have also made several acquisitions to maintain our growth and to consolidate our position in the markets where we operate or in complementary markets. In 2002, we acquired minority shareholders’ interests in Oxiteno for R$212.6 million. In 2003, we acquired the Brazilian LPG distribution operations of Royal Dutch/Shell N.V. The operations of Shell Gás have been fully integrated into our LPG distribution business. In addition, we entered the petrochemical production market in Mexico through the acquisition of CANAMEX, a specialty chemicals company, in December 2003, for $10.3 million, and the acquisition of the operating assets of Rhodia Especialidades Mexico for US$2.7 million in June 2004. In March 2007, we led one of the largest acquisitions in Brazilian history, with the Ipiranga Acquisition. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of the Ipiranga Group”. In April 2007, we acquired the sulfates and sulfonates operating assets of Unión Química S.A. de C.V., in San Juan del Río, Mexico. In May, 2007, Ultracargo acquired Petrolog Serviços e Armazéns Gerais Ltda for approximately US$5 million. In September 2007, Oxiteno acquired the shares of Arch Química Andina in Venezuela for US$7.6 million.

The acquisitions made by Oxiteno were motivated by our desire to establish a presence in the Mexican and Venezuelan petrochemical markets as a platform for production and distribution to supply the U.S. and the countries located in the Pacific coast of South America and to geographically diversify Oxiteno’s production facilities. Ultracargo’s acquisitions are part of our strategy to become Brazil’s leading provider of integrated logistics services for special bulk cargo. The Ipiranga Acquisition is part of Ultrapar’s growth strategy for the fuel distribution industry, in which it already operated through Ultragaz, distributing LPG. See our Form F-4 filed with the Commission on December 17, 2007.

In addition to the discussion below, see “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments” for additional discussion of our investments.

Investments in Permanent Assets and Deferred Charges

The following table shows our capital expenditures net of disposals in permanent assets and deferred charges in the years indicated below:

	Year ended December 31,
	2007	2006	2005
	(in millions of Reais)
Ultragaz	128.9	104.8	83.0
Ipiranga(1)	143.6
Oxiteno	453.0	178.4	93.7
Ultracargo	44.2	34.5	41.4
Others(2)	3.4	1.2	0.6

Total capital expenditures, net of disposals	773.2	318.9	218.7

(1)	Includes financing and bonuses to our resellers, net of repayments, and assets acquired through leasing operations. Bonuses are lump sum payments made by distributors to resellers. Resellers typically use these payments to improve its facilities or to invest in working capital. Financing and bonuses for clients are included under working capital in the cash flow statement.
(2)	Includes expenditures related to maintenance of our headquarters, which is performed by our wholly owned subsidiary Imaven Imóveis e Agropecuária Ltda.

At Ultragaz, our investment strategy has been to expand small bulk delivery distribution, to consolidate our geographic coverage and to invest in the modernization of our assets. During the years ended December 31, 2007, 2006 and 2005, investments focused on expanding the small bulk market segment (UltraSystem), on fleet renewal and on the replacement of cylinders.

At Ipiranga, R$144 million was allocated mainly to the renovation and operational improvement of service stations and distribution facilities and for the expansion of service stations offering natural gas for vehicles (NGV). Of the total amount invested, R$65 million corresponded to the addition of property, plants and equipment and deferred charges, net of disposals, R$49 million corresponded to financing operations for the company’s customers, net of repayments, and R$30 million corresponded to assets acquired through leasing operations.

At Oxiteno, during the years ended December 31, 2007, 2006 and 2005, capital expenditures were largely focused on increasing installed production capacity of specialty chemicals, the modernization of industrial plants and the development of new products.

At Ultracargo, during previous years we have invested in expanding and maintaining our storage facilities. For the years ended December 31, 2007, 2006 and 2005, Ultracargo’s capital expenditures focused on the construction of Santos Intermodal Terminal, the expansion of the Suape and Aratu Terminals and the construction of the Liquid Fuels Terminal in Montes Claros.

Our investment plan for 2008 calls for a total budget of R$839 million, R$479 million to be invested in Oxiteno, R$171 million in Ipiranga, R$140 million in Ultragaz and R$48 million in Ultracargo. Investments at Oxiteno are meant to include (i) the completion of the fatty alcohols plant in the second quarter of 2008, (ii) the conclusion of the expansion of ethylene oxide production capacity at Mauá and expansion of the Camaçari plant and (iii) the expansion of production capacity for specialty chemicals. At Ipiranga, the main investments will be made in expanding the company’s service station network. At Ultragaz, investments will include the expansion of the bulk LPG distribution (Ultrasystem), strengthening the company’s operations in the North and Northeast of Brazil and implementing the DME project. At Ultracargo, investments will be allocated to the expansion of its terminals and in-house logistics operations.

Investment in fatty alcohols plant. We are investing in the construction of a fatty alcohols plant, through our subsidiary Oxiteno, with co-production of fatty acids and glycerin. The total investment is estimated at approximately US$200 million. This plant will be a pioneer unit in Latin America for the production of fatty alcohols. Fatty alcohols are raw materials used in the production of specialty chemicals derived from ethylene oxide, widely used in personal care products and for various applications in domestic cleaning products, agrichemicals and textiles, among others. Fatty alcohols and its derivatives are currently imported and already widely used in Oxiteno’s surfactant line. We are the largest consumer of fatty alcohols in Brazil and we estimate that 40% of the total volume produced by the new plant will be used by us. Total production capacity should amount to approximately 100,000 tons per year, considering the entire product line. Besides adding value to the existing surfactants product line, this new plant is expected to generate additional net sales of US$150 million per year when running at full capacity. Oxiteno’s fatty alcohols plant will use vegetable oils as feedstock, especially palm kernel oil.

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

Equity Investments

The table below shows our investments in shareholding stakes for the years ended December 31, 2007, 2006 and 2005:

	Year ended December 31,
	2007	2006	2005
	(in millions of reais)
Ultragaz	0.1	0.1	—
Ipiranga	—	—	—
Oxiteno	22.7	0.1	—
Ultracargo	8.1	—	—
Others(1)(2)	1,883.1	1.1	—

Total	1,914.0	1.3	—

(1)	Amounts correspond to acquisitions, primarily the Ipiranga Acquisition, which also included the assumption of the existing net debt of Ipiranga of approximately R$0.5 billion at the time of the acquisition.
(2)	Share repurchase program, included in our consolidated statement of cash flows under “Cash flows from financing activities — Other.”

Our principal executive office is located at Avenida Brigadeiro Luis Antônio, 1343, 9º Andar, 01317-910, São Paulo, SP, Brazil. Our telephone number is 55-11-3177-7014. Our Internet website address is http://www.ultra.com.br. Our agent for service of process in the United States is C.T. Corporation System, located at 1633 Broadway, New York, New York 10019.

B. Business Overview

Ultrapar is one of Brazil’s largest corporate groups, with operations in Brazil, Mexico, Argentina, the United States and Venezuela, in the following three sectors: fuel distribution, which is conducted by Ultragaz and Ipiranga, production of chemicals, which is conducted by Oxiteno, and integrated logistics solutions for special bulk cargo, which is conducted by Ultracargo. In 2007, Ultrapar acquired the Ipiranga Group’s Southern Distribution Business in order to expand the Company’s activities in the distribution sector. Following the Ipiranga Acquisition, Ultrapar, already Brazil’s largest distributor of LPG, also became the second largest distributor of fuels in Brazil, with a 14% market share.

The following chart simplifies our organizational structure as of December 31, 2007, showing our principal business units. For a more detailed information about our current organizational structure, see “Item 4.C. Information on the Company — Organizational Structure.”

Our Strengths

Leading market positions across businesses

Ultragaz is the largest LPG distributor in Brazil. It has a national market share of 24% serving approximately 10 million homes and over 30,000 customers. For the year ended December 31, 2007, Ultragaz’ total volume sold reached 1.6 million tons of LPG.

Ipiranga is the second largest fuel distributor in Brazil with a 14% market share. Our business operates in the South and Southeast regions of Brasil, which represented 67% of the total fuel consumed in Brasil in 2007. We operate through a network of 3,292 service stations in Brazil. In addition to the service stations, Ipiranga’s network also consists of 1,025 franchises of am/pm and Jet Oil stores and 169 service stations equipped to offer NGV. The volume of fuels sold by Ipiranga from April to December 2007 was approximately 8,595 thousand cubic meters.

Oxiteno is the sole producer of ethylene oxide and its principal derivatives in Latin America and is also a major producer of specialty chemicals. Our chemical operations supply a broad range of market segments, particularly agricultural chemicals, food, cosmetics, leather, detergents, packaging for beverages, thread and polyester filaments, brake fluids, petroleum, paints and varnishes. For the year ended December 31, 2007, Oxiteno sold approximately 621 thousand tons of chemical products. In the Brazilian market for these products we compete principally with imports. Imports of ethylene glycol and methyl-ethyl-ketone, two of our most important products, represented approximately 44% and 2%, respectively, of the volumes sold in Brazil during the year ended December 31, 2007.

Ultracargo is one of the leading providers of integrated logistics for special bulk cargo, with 25% of Brazil’s tank storage capacity for chemical products in 2007. Ultracargo accounts for approximately 71% of all tank capacity for liquids at the Aratu terminal in the State of Bahia, which serves South America’s largest petrochemical complex.

Robust business portfolio

Our operations encompass LPG and fuels distribution, the production of ethylene oxide and its derivatives and integrated logistics services for special bulk cargo. We believe our businesses provide us with increased financial capability and flexibility across the businesses in which we operate. Our business mix makes us less vulnerable to economic fluctuations and allows us to pursue growth opportunities as they arise in any of our business segments.

Highly efficient LPG distribution network

In addition to making direct sales of bottled LPG, Ultragaz is the only LPG distributor in Brazil with an exclusive network of independent dealers. This network constitutes more than 4,000 dealers who represent Ultragaz. This has enabled Ultragaz to control the quality and productivity of its dealers leading to a strong brand name recognition associated with quality, safety and efficiency, and also allows frequent contact with its customers. In addition, Ultragaz was the first to introduce LPG small bulk delivery in Brazil, with lower distribution costs than bottled distribution, and over the years has built a strong client base.

Highly efficient fuel distribution network

In 2007, 64% of the fuels Ipiranga sold was distributed through its service stations, with the remainder being sold directly to large clients and specialized resellers, or TRR. The average volume of fuels sold per station by Ipiranga in 2007 was 180 cubic meters per month, while the average volume across the entire market was 146 cubic meters per month per service station, making Ipiranga almost 20% more efficient than the average market participant. Moreover, our significant market position in the fuel distribution market and our long-term presence in the sector has allowed us to maintain relationships with service stations located in attractive locations, especially in major urban centers.

Efficiencies in retail network logistics in addition to resale management know-how

We believe that the expertise in logistics and resale management that we have gained at Ultragaz will be complemented by Ipiranga’s know-how in the same areas, thus maximizing efficiency and profitability at both companies.

Flexibility across the petrochemical cycle

Oxiteno is the largest producer of ethylene oxide and its principal derivatives in Latin America. Approximately 97% of its ethylene oxide production is used internally in the production of ethylene oxide derivatives, which can be classified in two groups: specialty and commodity chemicals. Oxiteno is a major producer of specialty chemicals, which are traditionally products with better margins and less exposure to petrochemical cycles than commodity chemicals. Oxiteno has also been investing heavily in the development of products derived from renewable raw materials, such as a new fatty alcohols plant, reducing its dependence on oil-based feedstocks and expanding its product portfolio.

Cost-efficient operations

Oxiteno’s operations have a high degree of production efficiency derived from a scale similar to that of the largest producers in the world. Ultragaz has significant market presence in densely populated areas, which allows it to operate its filling plants and distribution system with a high level of capacity utilization and efficiency. Ipiranga also has a significant market presence in the South and Southeast regions of Brazil, which allows it to operate its extensive network of primary and secondary storage terminals and its distribution system in a cost-efficient manner.

Strong operational track record

Our business has exhibited a solid operational track record. Our accumulated adjusted EBITDA for the last five years reached R$3.1 billion, in spite of the overall macroeconomic volatility in Brazil during this same period. Our adjusted EBITDA is used to provide a measure of assessing the company’s ability to generate cash from its operations. See “Item 3.A. Key Information — Selected Consolidated Financial Data” for more information about adjusted EBITDA. Our accumulated net earnings for the last five years reached R$1.4 billion.

Experienced management team

We are led by a strong and experienced management team with a proven track record in the LPG and fuels distribution, petrochemical and specialized logistics industries. Our senior management team possesses an average of 20 years of experience in the company and its subsidiaries, is a significant shareholder of Ultrapar and has a performance-linked remuneration based on an economic value-added model (EVA®).

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

Our Strategy

Build on the strength of our LPG and fuel distribution brands

Our LPG and fuel distribution businesses have a high brand recognition associated with quality, safety and efficiency. We intend to reinforce this market perception by continuing to supply high-quality products and services and introducing new services and distribution channels.

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

Continuously improve cost and capital efficiency in LPG and fuels distribution

We plan to continue to invest in the cost and capital efficiency of our distribution systems. Current initiatives include greater discipline with respect to our capital allocations, a program to revise Ultragaz’ distribution structure, both prompted by changing market conditions such as market stability, implementation of EVA® at Ipiranga and new sales channels.

Increase market share in fuel distribution

We intend to benefit from a generally favorable outlook in the fuels distribution market as a result of record vehicle sales in Brazil, which we believe has been caused by higher consumer income and greater availability of credit. Our sales strategy is to increase Ipiranga’s market share by converting unbranded stations to Ipiranga’s brand and expanding into the regions of Brazil where we do not currently operate in order to establish a national presence.

Promote and benefit from the formalization of the fuel distribution market

We plan to continue to collaborate with the competent authorities to promote improvements to legislation and to enhance fiscalization enforcements in the fuels distribution sector as means of creating a level playing field in the market, increasing sales volume in the formal market and improving our gross margin, reducing the competitiveness of players which benefited from cost advantages derived from irregular practices.

Invest in niche segments for LPG distribution

Ultragaz will strengthen its presence in the North and North East of Brazil by selling LPG in the states of Pará and Maranhão, where it does not currently have significant operations and where LPG consumption is growing faster than Brazil’s national average. Ultragaz also intends to expand its portfolio by selling DME, which is currently served by imports in Brazil, in final products, which use DME as raw material.

Enhance retail network

We intend to continue expanding Ipiranga’s sources of non-fuel income, such as convenience store sales, car care, maintenance services at our retail sites and credit cards, by creating new products and expanding our services.

Strengthening for future expansion

Ultrapar intends to leverage on its efficient decision-making processes and solid financial position to accelerate Ipiranga’s expansion through both organic growth and acquisitions. Our objectives are to grow Ipiranga’s market share in the regions in which it operates and to expand its operations further into the remainder of Brazil.

Expand capacity at Oxiteno

We intend to continue to expand Oxiteno’s production capacity ahead of demand in Brazil. As we expand, we plan to continue our efforts to apply the best global practices to Oxiteno’s plants and production processes with a view to remain technologically competitive.

Continue to enhance product mix at Oxiteno

We plan to increase Oxiteno’s capacity to produce a variety of value-added ethylene oxide derivatives in order to optimize its sales mix across petrochemical cycles. Oxiteno’s investments in research and development have resulted in the introduction of 79 new applications for its products during the last three years. Oxiteno will continue to invest in research and development focused on developing new product applications to meet clients’ needs. In addition, we intend to focus Oxiteno’s sales in the Brazilian market, which allows us to have higher margins.

Maintain financial strength

We seek to maintain a sound financial position to allow us to pursue investment opportunities and enhance our shareholders’ return on their investment in our Company. Our net debt position for the year ended December 31, 2007 was R$1,434 million originated from the Acquisition. As part of the Acquisition, in 2008 we received R$1.7 billion from Petrobras and Braskem. Additionally, all foreign currency denominated debt is hedged until maturity. On May 21, 2008 the credit rating agency Moody’s assigned Ultrapar its Baa3 credit rating, which is equivalent to investment grade. We have been consistently distributing dividends to our shareholders. During the last five years we have declared yearly dividends representing an average of approximately 55% of our net income.

Continue to grow our businesses

Our principal corporate objective is to enhance shareholder value and strengthen our market presence by growing our business. Historically, we have grown our business organically and through acquisitions, such as the Ipiranga Acquisition completed in 2007, and we intend to continue this strategy.

We have also announced several investments in the expansion of our existing operations which will result in an increase of approximately 40% and 50% in our ethylene oxide and specialty chemicals production capacities, respectively. We constantly analyze acquisition opportunities in the segments in which we operate and in complementary segments that could add value to our company.

Key Financial Information

The table below sets forth certain financial information for us and our principal businesses:

	Year ended December 31,
	2007	2006	2005	2004	2003
	(in millions of Reais)
Net sales and services(1)
Ultrapar	19,921.3	4,794.1	4,693.8	4,784.2	4,000.3
Ultragaz	3,112.9	3,066.9	2,902.4	2,968.1	2,622.7
Ipiranga	14,927.0	—	—	—	—
Oxiteno	1,685.7	1,549.5	1,610.1	1,662.7	1,237.8
Ultracargo	229.1	226.1	234.2	197.3	177.1
Adjusted EBITDA(2)
Ultrapar	779.4	516.2	546.0	736.6	498.5
Ultragaz	251.8	280.5	195.1	268.9	208.2
Ipiranga	323.0	—	—	—	—
Oxiteno	154.8	191.6	300.2	421.0	243.2

	Year ended December 31,
	2007	2006	2005	2004	2003
	(in millions of Reais)
Ultracargo	43.0	38.0	44.3	40.5	40.0
Net Income
Ultrapar	181.9	282.1	299.2	414.5	246.4
Net cash (debt)(3)
Ultrapar	(1,434.1)	120.7	191.2	46.0	(78.1)

(1)	Segment information for Ultragaz, Ipiranga, Oxiteno and Ultracargo is presented on an unconsolidated basis. See “Presentation of Financial Information” for more information.
(2)	See footnote 7 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for a more complete discussion of adjusted EBITDA and its reconciliation to information in our financial statements.
(3)	See footnote 9 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for a more complete discussion of net cash (debt) and its reconciliation to information in our financial statements.

Distribution of Liquefied Petroleum Gas

Industry and Regulatory Overview

LPG is a fuel derived from the oil and natural gas refining process. In Brazil, approximately 85% of local demand in 2007 was produced in local refineries and the remaining 15% was imported. LPG has the following primary uses in Brazil:

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

Currently, the LPG distribution industry in Brazil consists of 16 LPG distribution companies or groups of companies, and is regulated by the National Oil Agency, or ANP, which reports to the Ministry of Mines and Energy. The LPG distribution industry includes purchasing LPG from Petrobras, filling LPG cylinders and bulk delivery trucks at filling stations, selling LPG to dealers and end users, controlling product quality and providing technical assistance to LPG consumers. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Industry and Regulatory Overview — The role of the ANP.” LPG produced by Petrobras, which represented approximately 85% of total LPG sold in Brazil in 2007, is transported in pipelines and by trucks from Petrobras’ production and storage facilities to filling stations maintained by LPG distributors. The balance is imported by Petrobras into Brazil and stored in large storage facilities maintained by Petrobras. The imported LPG is then transported from the storage facilities by pipeline and truck to the LPG distributors’ filling stations.

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

The role of the Brazilian government. The Brazilian government historically regulated the sale and distribution of LPG in Brazil. The period from 1960 to 1990 was characterized by heavy governmental regulation, including price controls, regulation of the geographical areas in which each LPG distributor could operate, regulation of the services offered by distributors and governmental quotas for the LPG sold by distributors, thus restricting the growth of larger LPG distributors. In 1990, the government started a deregulation process with the purpose of establishing a largely unregulated LPG market. This process included easing the requirements for the entry into the market of new distribution companies, reducing certain administrative burdens and removing restrictions on the areas in which distributors could conduct their business and on sales quotas. There are currently no restrictions on foreign ownership of LPG companies in Brazil.

Since May 2001, distributors have been allowed to freely establish retail prices, which were previously set by the government. Until the end of 2001, the LPG refinery price, which is charged by Petrobras to all LPG distributors, was determined by the government and was the same for all LPG distributors in all regions of Brazil. Historically, refinery prices have been subsidized by the government. In January 2002, the government abolished subsidies to refinery prices and from January 2002, Petrobras started to freely price LPG in the domestic market, adopting the international price plus surcharges as its benchmark. However, the Petrobras refinery price of LPG is still subject to government intervention when the government deems appropriate, such as occurred between August and October of 2002. Prices of LPG in reais remained unchanged from May 2003 to December 2007. In 2007, Petrobras’ average refinery price was approximately US$487 per ton compared with the average international price of US$621 per ton. In January 2008 Petrobras increased LPG refinery price for commercial and industrial usage by 15% and an additional 10% in April, 2008.

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

On June 25, 2004, Petrobras entered the LPG distribution market in Brazil through the acquisition of Agip do Brasil S.A., which had a market share of 21.8% for the year 2004.

The role of the ANP. The ANP is responsible for the control, supervision and implementation of the government’s oil and gas policies. The ANP regulates all aspects of the production, distribution and sale of oil and oil products in Brazil, including product quality standards, and minimum storage capacities required to be maintained by distributors.

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

The self-regulatory code. In August 1996, most of the Brazilian LPG distributors, representing more than 90% of the market, cylinder manufacturers, LPG transportation companies and certain LPG retail stores, under the supervision of the Brazilian government, entered into a statement of intent regarding the establishment of a program for “requalifying” LPG cylinders (a process under which they undergo safety and quality checks) and other safety procedures, known as the “Self-Regulatory Code” or Código de Auto-Regulamentação. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Cylinder swapping centers” and “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Requalification of cylinders.” Before the Self-Regulatory Code came into effect, certain LPG distributors, not including Ultragaz, would fill cylinders stamped with another distributor’s brand. This practice resulted in a low level of investment in new cylinders, giving rise to concerns regarding the safety of older cylinders. The Self-Regulatory Code provides, among other things, that:

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

Ruling 334 sets forth the following timetable for the implementation of the measures adopted under the Self-Regulatory Code:

•

the construction of at least 15 cylinder swapping centers, starting in November 1996 (See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Cylinder swapping centers” and “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Requalification of cylinders”);

•	the filling of third-party cylinders to have ceased by October 1997;

•	by November 1, 2006, the requalification of 68.8 million cylinders manufactured up to 1991; and

•	by November 1, 2011, the requalification of 12.8 million cylinders manufactured between 1992 and 1996.

Ultragaz itself was required to requalify 13.8 million cylinders until November 2006 and an additional 1.3 million cylinders by November 2011. In 2007, Ultragaz requalified 1.5 million cylinders and for 2008 it is required to requalify another 2.2 million cylinders.

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

Ultragaz

We distribute LPG through Ultragaz. Founded in 1937, we were the first LPG distributor in Brazil. At that time, Brazilians used wood stoves and, to a lesser extent, alcohol, kerosene and coal stoves. Ultragaz was the leading company by sales volume in the Brazilian LPG market as of December 31, 2007.

Ultragaz operates nationwide in the distribution of both bottled and bulk LPG, including the most highly populated states in Brazil, such as São Paulo, Rio de Janeiro and Bahia, and sells bottled LPG through its own retail stores and through independent dealers as well as its own truck fleet, which operates on a door-to-door basis. Bulk LPG is serviced through its own truck fleet.

In August 2003, Ultragaz acquired Shell Gás, Royal Dutch/Shell N.V.’s LPG operations in Brazil, for a total price of R$170.6 million. Shell Gás had about a 4.5% market share in Brazilian LPG distribution, selling approximately 287,400 tons of LPG in 2002. With this acquisition, Ultragaz has become the national market leader in LPG with a 24% share of the Brazilian market at the date of the acquisition and has also improved its economies of scale for distribution and logistics.

Ultragaz has three operating subsidiaries:

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

Markets and marketing. When Ultragaz began its operations, it served only the southeast region of Brazil. Currently, Ultragaz is present in almost all of Brazil’s significant population centers. In 2007, Ultragaz announced that it would strengthen its presence in the North and North East of Brazil, selling LPG in the states of Pará and Maranhão, where it does not have significant operations and where LPG consumption has been growing faster than Brazil’s national average. Distribution of bottled LPG includes direct home delivery and retail stores, both carried out by Ultragaz or its dealership network using 13 kg ANP (National Oil Agency) approved cylinders. In the case of Ultragaz, the cylinders are painted blue, which we believe is an important element in recognizing the “Ultragaz” brand. Ultragaz’ operating margins for bottled LPG vary from region to region and reflect market share and the distribution channel in the region.

Before Shell Gas’ acquisition, Ultragaz’ sales strategy for bottled LPG delivery was to increase market share through geographical expansion as well as protecting and incrementing market participation in regions where it already operated. With the acquisition of Shell Gás, Ultragaz became the Brazilian market leader in LPG, and the focus of its strategy evolved to investing in the brand and protecting market share. The LPG bottled market in Brazil is a mature one and Ultragaz believes that growth in demand will be a function of an increasing number of households consuming the product as well as an increasing level of household income.

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

Ultragaz’ industrial clients consist mostly of companies in the food, metallurgical and, steel that have large fixed tanks at their plants and consume monthly volumes in excess of 5 tons of LPG. These clients represent a very small portion of Ultragaz’ sales volume since, in the case of large volume consumers, Ultragaz is competing with other highly competitive energy sources such as natural gas.

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

The table below shows Ultragaz’ sales of LPG to clients of bottled and bulk LPG:

	Year ended December 31,
Client category	2007	2006	2005
	(in thousands of tons)
Bottled LPG cylinder
Residential delivery by Ultragaz	74.5	101.2	137.6
Ultragaz owned retail stores	2.2	3.5	3.6
Independent dealers(1)	978.5	949.6	904.7

Total bottled LPG	1,055.1	1,054.3	1,045.8
Total bulk LPG	517.1	489.6	484.9

Total tons delivered	1,572.2	1,543.9	1,530.7

(1)	Includes residential deliveries and distribution through retailers’ stores.

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

Ultragaz delivers bottled LPG using a distribution network, which in 2007 included 75 company-owned retail stores, and more than 4,000 independent dealers. In 2007, Ultragaz had a fleet of 535 vehicles for delivering gas cylinders to homes and 251 to commercial establishments.

Bottled sales capacity derives from the number of cylinders owned by Ultragaz and the number of cylinders owned by its independent dealers. Ultragaz estimates that as of December 31, 2007, there were some 20 million 13kg Ultragaz cylinders in the market.

Independent dealers. Ultragaz’ independent distribution network ranges from large dealers, which carry out extensive home delivery, to single retail stores, which sell small quantities of LPG cylinders. Until the enactment of ANP Rule 297 on November 18, 2003, independent dealers needed only to be registered with ANP for the sale of LPG cylinders. No licenses were required except for those required by the fire department and the municipal authorities. Rule 297 established that the independent dealers must be registered with ANP and comply with a list of prerequisites contained in such rule, as well as those required by law for the storage of cylinders up to 90 kg. Also, each municipality sets forth its own safety regulations applicable to stores that sell LPG, including a minimum distance from certain locations, such as schools. For the year ended December 31, 2007, approximately 90% of Ultragaz’ bottled LPG sales were made through independent dealers. The agreements entered into between Ultragaz and independent dealers require the use of the Ultragaz brand and the display of the Ultragaz logo in the delivery vehicles and on the uniforms worn by delivery personnel. Proprietary rights in the trademark and logo are retained by Ultragaz and are duly registered with the National Institute of Industrial Property (INPI — Instituto Nacional de Propriedade Industrial). All contracted dealers are Ultragaz’ exclusive representatives. Under the terms of the respective contracts, each dealer agrees not to deliver non-Ultragaz LPG cylinders.

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

Cylinder swapping centers. Pursuant to the Self-Regulatory Code, the LPG distributors have established sixteen operating swapping centers to facilitate the return of third-party cylinders to the appropriate distributor. Under the Self-Regulatory Code, while LPG distributors may pick up any empty LPG cylinders tendered by customers in exchange for full LPG cylinders, whether or not such empty cylinders were put in circulation by that distributor, after October 1997, LPG distributors were not permitted to refill third-party cylinders. Accordingly, LPG distributors may deliver third-party cylinders to a swapping center where such cylinders may be exchanged for cylinders placed in circulation by such LPG distributor. The swapping centers currently charge a fee of R$0.22 per exchanged LPG cylinder. In areas where only one LPG distributor has a sizable market share, it is customary to use the facilities of that distributor as an unofficial swapping center for which that distributor may charge an additional fee.

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

Supply of LPG. Currently, Ultragaz and all other LPG distributors in Brazil purchase all or nearly all LPG from Petrobras. Ultragaz has a formal contract with Petrobras for the supply of LPG. The procedures for ordering and purchasing LPG from Petrobras are generally common to all LPG distributors, including Ultragaz, which basically consists of sending an estimate of our needs to Petrobras four months in advance and a more precise estimate of our needs one month in advance. There have been no significant interruptions in the supply of LPG by Petrobras to the distributors with the exception of an interruption in 1995 due to a 15-day strike by Petrobras employees.

Storage of LPG. In 2007, Ultragaz’ storage capacity was approximately 17,200 tons, including Utingás’ storage capacity. Based on its 2007 average LPG sales, Ultragaz could store approximately two days’ supply of LPG. Petrobras maintains approximately two days’ supply of LPG at its refineries and other facilities. Accordingly, any interruption in the production of LPG can result in shortages, such as the one that occurred during the Petrobras strike in 1995.

Ultragaz stores its LPG in large tanks at each of its filling plants located throughout the regions in which it operates. Primary filling plants receive LPG directly from Petrobras by pipeline; secondary filling plants are supplied by truck; and satellite plants primarily hold LPG which is used to fill bob-tail trucks for small bulk distribution to customers that are not located near a primary or secondary filling plant in order to optimize the LPG distribution process. See “Item 4.D. Information on the Company — Property, Plants and Equipment.”

Competition. Ultragaz’ main competitors are:

•

SHV Gas, formed by the merger of Minasgás S.A. and Supergasbrás S.A. and controlled by SHV Energy, a major multinational LPG distributor, which operates through its two separate brands, “Minasgás” and “Supergasbrás”;

•	Liquigás, formerly controlled by ENI Group and acquired by Petrobras in June 2004, which has been operating in the Brazilian LPG distribution sector for more than 40 years; and

•	Butano, a domestic Brazilian LPG distributor which has been present in the market for more than 45 years.

The following table sets forth the market share of Ultragaz and its competitors:

	Year ended December 31,
LPG Distributor	2007	2006	2005
Ultragaz	23.7%	23.9%	24.0%
SHV Gas(1)	23.1%	23.3%	23.4%
Liquigás	21.8%	21.7%	21.8%
Butano	18.4%	18.5%	18.3%
Others	13.0%	12.6%	12.5%

Total tons delivered	100.0%	100.0%	100.0%

(1)	Proportional to SHV equity stakes in the operating companies. As of July 2004, SHV Gas owned 100% of its operating subsidiaries in Brazil.

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

In addition to competing with other LPG distributors, Ultragaz competes with companies that offer alternative energy sources to LPG, mainly natural gas, and other sources such as wood, diesel, fuel oil and electricity. Natural gas is currently the principal source of energy against which we compete. Natural gas is currently less expensive than LPG for industrial consumers who purchase large volumes, but more expensive for residential and commercial consumers. In addition, supply of natural gas requires significant investments in pipelines. While fuel oil is less expensive than LPG, LPG has performance and environmental advantages over fuel oil in industrial use.

In 2006, the Brazilian LPG market grew by 1%, substantially as a result of the intensification by the Brazilian Government of social programs, which contributed to an increase in Brazilian income. Additionally, the nationalization of the natural gas reserves in Bolivia generated uncertainties related to the natural gas supply from Bolivia to Brazil. The same factors that were present in the market in 2006, combined with a 5.4% growth in GDP, led to a 2.6% growth in the Brazilian LPG market in 2007.

The following graph shows LPG sales volume for the Brazilian market and Ultragaz for the periods indicated:

Source: Sindigás

Tax exemption status. Pursuant to legislation which provides tax relief for industries located in the northeast region of Brazil, Ultragaz benefits from an income tax exemption on operating income with respect to the filling plant at Suape, a 75% tax reduction at the Mataripe and Caucáia filling plants, expiring in 2013 and 2012, respectively, and a 25% reduction at the filling plants in Ilhéus and Aracaju, valid through 2008. In December 2007, the Suape plant’s tax exemption expired and a request will be filed with ADENE (Northeast Development Agency), which manages the incentive program, seeking a 75% income tax reduction until 2017. In case the request is not approved, Ultragaz is entitled to a 25% income tax reduction at Suape’s plant. Tax exemptions amounted to R$9.8 million, R$8.8 million and R$4.7 million for the years ended December 31, 2007, 2006 and 2005 respectively. We cannot guarantee that there will be no amendments to the current tax legislation. For further information see Note 22(d) to our consolidated financial statements.

Quality. We were the first Brazilian LPG distributor to receive ISO (International Standards Organization) certification for excellence in quality management.

Fuels Distribution

Industry and Regulatory Overview

The Brazilian fuels market consists of the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene and natural gas for vehicles (NGV). In 2007, diesel represented 49.9% of the fuels distributed in Brazil, followed by gasoline, ethanol, fuel oils, NGV and kerosene, each of which represented 29.2%, 11.2%, 6.6%, 3.0% and 0.1%, respectively.

Growth in the fuels distribution sector is directly influenced by GDP growth rates and size of car fleet. GDP growth is the main driver for diesel volume, given that diesel in Brazil is highly used for buses, trucks and agricultural engines. The size of the car fleet influences the growth in the combined volumes of gasoline, ethanol and NGV, which are basically used for passenger cars. The growth in the size of car fleet, on its turn, is highly linked to credit availability and disposable income. Since 2005 the Brazilian economy has been passing through a structural change with the creation of a well-established credit market for consumer goods. Credit in Brazil in December 2007 reached 35% of GDP compared to a 31% ratio in December 2006 and 28% in December 2005, which combined with an increase in disposable income in Brazil, has had a positive effect in the sales of vehicles.

According to ANFAVEA—Associação Nacional dos Fabricantes de Veículos Automotores (Brazilian Association of Vehicle Producers), the number of new vehicles registered in Brazil increased by 28% in 2007 compared to 2006, with buses and trucks increasing by 29% and passenger vehicles increasing by 28%. Among the total vehicles sold in 2007, including trucks and buses, 82% were flex-fuel vehicles, which have engines adapted to function using either gasoline or ethanol, or by a combination of the two, 10% were only gasoline fueled vehicles and the remaining 8% were powered by diesel. In 2007, there were approximately 1,500 thousand vehicles using NGV, a 14% increase compared to 2006.

Moreover, recent changes to legislation and inspection in the fuels distribution sector has curbed unfair competition, creating a level playing field. These improvements should benefit the formal market by capturing the volume from the grey market.

According to ANP information for 2006, last available data, the distribution of fuels is made mainly through three channels as follows:

•	Service stations (71% of the market), which serve final retail consumers;

•	Large consumers (23% of the market), mainly industries, fleets, etc.; and

•	Retail wholesale resellers - TRR (6% of the market), specialized resellers that distribute diesel to medium and small volume end-users.

The following chart shows the oil-derivative fuels distribution process in Brazil:

REFINERY
CABOTAGE
PIPELINE
ROAD
BARGE
RAILWAY
PRIMARY
STORAGE
TERMINAL
SECONDARY
STORAGE
TERMINAL
ROAD
ROAD
SERVICE
STATIONS
LARGE
CONSUMERS
RETAIL
WHOLESALE
RESELLERS

The following chart shows the ethanol distribution process in Brazil:

ETHANOL MILL
ROAD
RAILWAY
ROAD
RAILWAY
ROAD
RAILWAY
BARGE
PIPELINE
ETHANOL HUB
STORAGE TERMINAL
ROAD
ROAD
SERVICE STATIONS

Distribution of oil-derivative products is carried out through an extensive network of primary and secondary storage terminals. Primary storage terminals are generally located near refineries and are used as storage terminals for products to be transported either to secondary storage terminals or to large consumers and TRRs.

Oil-derivative products are transported from refineries to primary storage terminals via pipelines and coastal or river shipment. Transportation of oil-derivative products between primary and secondary storage terminals is provided by pipeline, railroad, trucks and coastal or river barges. Ethanol is transported from the many distilleries to primary and secondary storage bases by trucks. Delivery to service stations, large consumers and TRRs is made exclusively by trucks.

All gasoline sold in Brazil must contain a certain proportion of anhydrous ethanol that can vary from 20% to 25% anhydrous ethanol. Currently the Brazilian Minister of Agriculture sets this level at 25%. Gasoline “A”, as it is known in its unmixed form, is mixed with anhydrous ethanol at primary storage terminals or at secondary storage terminals. Gasoline “A”, mixed with anhydrous ethanol, forms gasoline “C”, which is delivered directly to service stations and large consumers by truck. Since January 2008 under the Biodiesel Program, distributors have been required to include 2% of biodiesel in the volume of diesel sold, in order to reduce greenhouse gas emissions. In addition this program has also a social purpose of encouraging and developing small agriculture producers of biodiesel raw materials. Beginning, July 1, 2008, the biodiesel requirement will increase to 3% and by 2013 the percentage will be 5%.

As of December 31, 2007, there were approximately 250 oil-derivative products distributors authorized by ANP to operate in Brazil.

Supply. Petrobras is currently the only relevant supplier of oil derivatives in Brazil. There are currently 13 oil refineries in Brazil, of which Petrobras owns 11. Brazil’s total refining capacity is 321 cubic meters per day, of which Petrobras accounts for 98%. Brazilian refineries are located predominantly in the South and Southeast regions of Brazil. The overall product yield for these refineries in 2007 was 38% diesel, 20% gasoline, 14% fuel oil, 8% liquified petroleum gas and 20% other products, including naphtha.

Ethanol is purchased from various producers. In 2007 there were more than 400 distilleries in Brazil, which produced more than 17 million cubic meters of ethanol, 47% of which was anhydrous ethanol and the rest of which was hydrated ethanol. Brazil’s supply of anhydrous and hydrated ethanol is seasonal and depends on the sugarcane harvest, 90% of which comes from Central and Southern Brazil, between May and December, and the remainder of which comes from Northern Brazil, between September and March.

Biodiesel is purchased from the many producers of biofuels in Brazil, and can come from soy, castor oil, palm oil or tallow, among other sources. During 2008, which is the first year of the Biodiesel Program, Petrobras will be required to purchase biofuels in auctions promoted by ANP and supply distributors with amounts of biodiesel corresponding to the volume of diesel purchased. This policy aims to prevent distributors from selling diesel without including the required 2% of biodiesel. After 2008, other distributors will be allowed to purchase biodiesel directly in the auctions.

The role of the Brazilian government. The Brazilian government has historically regulated the pricing of petroleum and petroleum products, ethanol, natural gas and electric energy. Until the adoption of the Oil Law (Lei do Petróleo) in 1997, the government maintained strict control over the prices that could be charged by (i) refineries to distributors, (ii) distributors to service stations and through other channels and (iii) service stations to end-users. After 1990, the Brazilian oil and gas sector was significantly deregulated and the Brazilian government changed its price regulation policies.

Currently there is no legislation or regulation in force giving the Brazilian government power to set oil-derivative and ethanol fuels prices. However, given that Petrobras is a state-owned company, prices of oil-derivative fuels are still subject to indirect government influence, resulting in potential inconsistencies between international prices and internal oil-derivative prices. Until 2005, the prices of certain oil-derivative products, especially gasoline and diesel, were periodically updated by Petrobras to minimize the differences between Brazilian and international prices. From September 2005 to May 2008 gasoline and diesel prices remained unchanged. In December 2007, Petrobras’ gasoline and diesel prices were approximately US$ 768 and US$ 764 per cubic meter, respectively, compared with the international price of approximately US$ 820 and US$ 788 per cubic meter. In May 2008 Petrobras increased diesel and gasoline prices by 15% and 10%, respectively, in order to adjust internal prices for the successive increases in international oil prices. In order to minimize the effects of the increase in oil-derivative fuels on the inflation rate, the Brazilian government simultaneously announced a reduction in CIDE tax from R$ 0.28 per litre to R$ 0.18 per litre for gasoline and from R$ 0.07 per litre to R$ 0.03 per liter for diesel. As a result of CIDE’s reductions, the increase in the prices charged to the distributors was 9% for diesel and the price remained unchanged for gasoline, as CIDE’s reduction compensated such increase.

Ethanol prices are freely charged by the ethanol producers. In another step towards curbing unfair competitive practices, the Government recently announced the Provisional Measure 425 (“Medida Provisória 425”), under which two initiatives are foreseen to prevent tax evasion: (i) increasing the collection of Social Integration Program Taxes (Programa de Integração Social - PIS) and Contribution for the Financing of Social Security Taxes (Contribuição para o Financiamento da Seguridade Social – Cofins) at distilleries from 25% to 40% and (ii) the Brazilian government now requires the distilleries to install flow meters (“medidores de vazão”) to control the output of ethanol.

The role of Petrobras. Since its establishment in 1953, Petrobras, Brazil’s national oil and oil products company, maintained a legal monopoly in the exploration, production, refining, importing and transporting of crude oil and oil products in Brazil and Brazil’s continental waters. This monopoly was confirmed in Brazil’s federal constitution enacted in 1988. As a result, Petrobras has historically been the sole supplier of oil-derivatives in Brazil. In November 1995, Petrobras’ monopoly was removed from the federal constitution by a constitutional amendment approved by the Brazilian Congress. According to this amendment, other state and private companies are permitted to compete with Petrobras in virtually all fields in which Petrobras operates. This amendment was also reflected in Law No. 9,478, dated August 6, 1997, which limited Petrobras’ monopoly to a maximum period of three years. Law No. 9,478 prescribed that the termination of Petrobras’ monopoly would be accompanied by the deregulation of oil, gas and oil-derivative product prices, and created a new regulatory agency, the ANP, to oversee all oil-related activities. However, in practice, Petrobras still remains the sole oil-derivative supplier of oil and oil-related products, including naphtha, LPG and oil-derivative fuels in Brazil, even though there are no legal restrictions on the operations of other suppliers.

Since 1971, Petrobras acts in the Brazilian fuel distribution market through its subsidiary BR—Petrobras Distribuidora. BR is the leader in the fuel distribution market and in 2007 its market-share reached 32%, according to ANP data.

The role of the ANP. The ANP is responsible for the control, supervision and implementation of the government’s oil and gas policies. The ANP regulates all aspects of the production, from the distribution and sale, product quality standards and to the minimum storage capacities required to be maintained by distributors with respect to oil and oil products in Brazil. Prior to 1999, there were no formal requirements imposed by the Brazilian Government on the fuel distribution segment. Distributors were only required to register with the national department of fuels or the national Petroleum Agent or the National Agency prior to commencing operations. On December 30, 1999, the ANP established through Portaria No. 202, a number of requirements with which all distributors must comply. In order to operate in Brazil, a fuel distributor must be licensed with the ANP and must meet certain minimum operating requirements, including:

•	minimum paid-in capital of R$1,000,000;

•	proof of financial capacity equivalent to expected volume to be sold (proof of such capacity may include proof of ownership of assets, insurance or a bank guarantee).

ANP is also responsible for establishing the limits of oil-based fuels volume purchased by distributors based on their storage capacity. Fuels distributors are required to provide the ANP with monthly reports showing their previous month’s sales and the volume of oil derivative fuels ordered from Petrobras for the following four months.

Fuels distribution for service stations and large consumers must be carried out by a registered distributor or TRR, the latter being allowed to trade only diesel, lubricant and grease. Each distributor must provide the ANP with information regarding its contracted independent dealers on a monthly basis. The construction of storage facilities and approval for new retail sellers to operate is subject to the prior approval of the ANP. Service stations and storage facilities may only begin operations after ANP inspections.

Regulation. Distributors are prohibited from operating service stations, other than for training purposes, and for the development and testing of new products and services. Three types of arrangements between distributors and service station operators are generally used in the fuels industry: (i) the distributor owns land, equipment and buildings for a service station that it leases to an operator, (ii) a third party owns land, leases it to a distributor who constructs a service station facility or makes improvements to an existing facility and leases the station to an operator and (iii) the operator or a third party owns the land and constructs a service station facility or makes improvements to an existing facility, which is typically financed by the distributor (the most common practice in Brazil). Agreements between distributors and operators of service stations are generally exclusive for a given period. In exchange for being an exclusive supplier, the operator is granted the right to operate under the distributor’s brand name. The agreement might also include provisions related to the leasing of pumps, layout standards, tanks, training, quality control, technical and financial support, marketing and advertising support and franchises for complementary services, such as convenience stores (am/pm) and oil servicing franchises (Jet Oil).

Sindicom represents the interests of major Brazilian fuel distributors, which control approximately 80% of the Brazilian fuels market as of December 31, 2007. Sindicom was formed in 1941 and its primary purpose is to promote uniform standards for industry regulation and to provide a forum in which members can discuss matters affecting the industry. Sindicom represents its members in discussions before federal and state governmental bodies and presents its members’ perspectives on relevant laws and regulations, including those relating to taxation, operations, industrial and occupational safety and environmental protection.

During the 90s, when the process of deregulation began in the fuels distribution sector in Brazil, a number of parties entered the market with a business model based on cost advantages derived from anticompetitive practices through fuel adulteration and tax evasion, including (i) diluting gasoline by mixing solvents or adding anhydrous ethanol in an amount greater than the 25% permitted by applicable law (anhydrous ethanol is not taxed as much as hydrated ethanol), (ii) non-payment of federal taxes on fuels, taxes on gross revenues and state value-added taxes and (iii) selling anhydrous ethanol mixed with water as hydrated ethanol. Such practices have enabled these players, all of them non-Sindicom distributors, to increase their market share by practicing artificially lower prices based on artificially lower costs. Sindicom distributors, including Ipiranga, have taken, individually and collectively, a number of actions targeted at reducing or eliminating the effects of these anticompetitive and illegal practices. Among the actions taken were: (i) significant interaction with the Brazilian judiciary, including holding seminars for judges and prosecutors concerning the problems facing the industry and directly participating in tax litigation involving distributors that are not Sindicom members, (ii) sponsorship of the development of a chemical coloring solvent that according to ANP Resolution Nº 36 must be added to anhydrous ethanol in order to prevent the addition of water (and later sale as hydrated ethanol), (iii) support of ANP resolution No. 5 that restricts the sale of hydrated ethanol by producers to distributors and disallows sales by producers to resellers or end-consumers, (iv) supporting ANP resolution Nº 7 that forbids distributors to sell fuels to resellers operating under another brand, except for white-flags dealers, who operate without a brand, (v) contribution to the development of CODIF, a system that electronically controls the collection of value-added taxes on fuel sales, (vi) support of the implementation of electronic invoices at the federal level and (vii) the suggestion of several other measures, including focusing the collection of Social Integration Program Taxes (Programa de Integração Social) and Contribution for the Financing of Social Security Taxes (Contribuição para o Financiamento da Seguridade Social) taxes at distilleries and the installation of flow meters (medidores de vazão), which were included in the proposed Provisional Measure 425. As a result of these efforts, the more regulated market is leading to the weakening of the business model of lower prices based on artificially lower costs and unfair competition, creating a level playing field and increasing sales volumes of the formal market.

Environmental, health and safety standards. Fuel distributors are subject to Brazilian federal, state and local laws and regulations relating to environmental protection, occupational health and safety licensing by the fire department and transportation. The National Environment Council – CONAMA – is the principal regulator responsible for ruling, consulting and accepting matters with respect to the environment. State agencies are also responsible for establishing and supervising complementary laws and regulations.

Fuel distributors must obtain licenses from federal and regional environmental agencies and the fire departments to implement and operate their facilities. They are required to develop programs to control air and water pollution and hazardous waste. Oil spill response and facilities emergency plans involving communities, public companies and other private companies must also be implemented. Fuel distributors must also comply with federal laws from the Ministry of Labor, which prescribes occupational health and safety standards. To maintain a safe and healthy workplace, companies must carry out comprehensive industrial hygiene and safety programs.

Fuels may be transported only under special conditions. In Brazil, transportation of dangerous products is regulated by federal transportation agencies and the regulations cover all modes of transport. These agencies establish several requirements for fuel transport based on United Nations recommendations.

Ipiranga

Ipiranga was founded in 1937 and is currently the largest private participant in the Brazilian fuels distribution market, with approximately 14% market share as of December 31, 2007.

Ipiranga distributes diesel, gasoline, ethanol, NGV, fuel oil, kerosene and lubricants in the South and Southeast of Brazil. In addition to a traditional fuel distribution business, Ipiranga has a significant and growing convenience store business, branded “am/pm,” as well as a lubricant servicing business, branded “Jet Oil.”

Markets and marketing. The South and Southeast regions in which Ipiranga operates represented 67% of total consumption in Brazil in 2007 and includes the most highly populated states in Brazil, including São Paulo, Rio de Janeiro and Minas Gerais. However, the Ipiranga brand is also well known throughout the remainder of Brazil since Ipiranga operated nationally prior to the Ipiranga Acquisition. Under the terms of the Transaction Agreements, Petrobras has the right to use Ipiranga’s brand in the operating regions of the Northern Distribution Business for five years from the date of the Acquisition.

Growth in the fuel distribution sector is directly influenced by GDP growth rates and size of car fleet. Vehicle sales in Brazil have been increasing at a fast pace due to higher disposable income and increased availability of credit in Brazil. See “Item 4.B. Information on the Company—Business Overview—Fuels Distribution—Industry and Regulatory Overview”. Furthermore, recent legislative changes and inspection in the fuels distribution sector have curbed unfair competition, creating a level playing field in the Brazilian distribution market. These improvements should benefit the formal market by capturing the volume from the grey market.

In 2007, approximately 2.5 million new vehicles were registered according to ANFAVEA - Associação Nacional dos Fabricantes Veículos Automotores (Brazilian Association of Vehicle Producers), an increase of 28% from 2006, with flex fuel cars increasing by 40%. Also during 2007, 23 announcements regarding investments in manufacturing capacity expansion were made by car manufacturers in Brazil in order to address the growing demand for vehicles in the country.

In 2007, the volume sold by Ipiranga grew by 6% compared to 2006, with (i) the combined volume of gasoline, ethanol and NGV increasing by 12% (460,000 cubic meters) driven by the growth in vehicle fleet and improvements to legislation implemented in the fuels distribution sector, with a 79% increase in ethanol sales as a result of the expansion in the number of flex-fuel vehicles and (ii) diesel volume increasing by 3% in the period (193,000 cubic meters), as a result of increased economic activity.

Ipiranga’s sales through its service stations accounted for 64% of total sales in 2007. As of December 31, 2007, there were 3,292 service stations operating under the Ipiranga brand, of which 509 either owned or were under a long term lease to us and 2,783 by third parties. In 2007, 86% of these service stations were located in urban, high population density areas, with the remaining 14% highway fuel stations.

Distribution to large consumers represents 28% of Ipiranga’s sales. Ipiranga directly sells to approximately 2,800 customers, including state and municipal governments and transportation fleet owners.

Ipiranga also sells diesel, lubricants, fuel oil and kerosene to approximately 200 independent TRR, that redistribute petroleum products to small and medium-sized companies throughout Brazil. Ipiranga’s TRR clients consist mostly of companies that have large fixed tanks at their facilities. These clients represented 8% of Ipiranga’s sales volume in 2007.

The relationship between Ipiranga and its clients is generally governed by exclusive supply contracts with terms ranging from 1 to 10 years. The types of contracts change according to the distribution channel. For service stations, contracts usually have longer terms (5 to 10 years) and may provide for the installation of pumps and tanks on the client’s premises and the offering of financing and pre-payment discounts. Supply to large consumers and TRRs is rarely made under contracts and is mostly provided on a spot basis. When contracts are entered into with these clients, the terms range from 1 to 3 years.

The table below shows Ipiranga’s sales by product:

	Year ended December 31,
	(in thousand cubic meters)
Client category	2007(1)	2006(1)
Diesel
Service station	2,890.9	2,741.8
Large consumers	2,903.0	2,779.6
TRR	796.1	876.7

Gasoline	3,039.4	3,034.9
Ethanol	961.0	538.5
Others	578.1	549,6

Total volume sold	11,168.5	10,521.1

Figures drawn up with the purpose of providing a comparison basis for the analysis of the evolution in the performance of Ipiranga (“Ipiranga Pro-forma figures”). Figures for operations and financial statements acquired are consolidated on Ultrapar since the second quarter of 2007.

Distribution infrastructure. Ipiranga has 37 storage terminals in the regions where it operates and which are strategically located to facilitate fast and economic delivery of its products. There are two types of facilities: primary storage terminals, generally located near coasts and major cities, which are supplied by refineries through pipelines, and secondary storage terminals, which are mainly located inland and are supplied by primary terminals by railroad or through road transportation for locations not accessible by railroad. Ethanol is supplied to the terminals by road. Ipiranga has its own fleet of trucks, which is responsible for transportation of approximately 60% of the volume of fuels sold by Ipiranga, with the remaining portion provided by third parties.

Resellers. Ipiranga generally enters into three types of arrangements with resellers: (i) we own land, equipment and buildings for a service station that we lease to an operator, (ii) a third party owns land, and leases it to us and we construct a service station facility or make improvements to an existing facility and lease the station to an operator and (iii) the operator or a third party owns the land and constructs a service station facility or makes improvements to an existing facility that is typically financed by us. For all of these arrangements Ipiranga not only owns, but is also responsible for installing, the storage tanks and service pumps at the service stations. Under the terms of the contracts and in accordance with applicable law, each reseller operating under Ipiranga’s brand must purchase fuels exclusively from us. For the year ended December 31, 2007, approximately 64% of Ipiranga’s volume sold was through resellers.

In order to strengthen its relationship with the reseller network and differentiate itself from its competitors, Ipiranga has created incentive programs aiming at strengthening the loyalty to Ipiranga’s brand. As part of these incentives programs Ipiranga provides yearly rewards to its service station owners with free trips abroad through the relationship program Clube do Milhão (Million Club) upon the accomplishment of pre-established targets. Ipiranga also establishes relationship programs with service stations’ employees, such as Clube Vip (VIP Club), in order to encourage the sale of added-value products and services, including credit cards, such as Cartão Ipiranga (Ipiranga private label credit card) and Cartão Ipiranga Carbono Zero (Ipiranga Zero Carbon Card). Training programs are given to these employees focusing on developing their knowledge about the business and their capacity of selling products and services.

In addition, we analyze our service stations and franchises’ results monthly and compare them to established marketing plans in order to recognize and implement needed improvements for our resellers network, as well as to identify resellers who surpassed their individual targets and should be awarded under the incentive programs.

Supply of fuels. Currently, Ipiranga and its competitors purchase all or nearly all oil-derivative fuels from Petrobras under a formal supply contract that establishes the volume and the terms for supply. The contract is renewed annually and the volume contracted for is based on the volume purchased in the previous year. The procedures for ordering and purchasing fuels from Petrobras are generally common to all distributors, including Ipiranga. There have been no significant interruptions in the supply of fuels by Petrobras to the distributors, with the exception of an interruption in 1995 due to a 15-day strike by Petrobras employees.

The ethanol fuel market in Brazil consists of more than 400 independent distilleries, producing sugar and ethanol from sugarcane. Ethanol production occurs approximately seven months per year. A portion of the production is stored in the distilleries to meet demand during the inter-harvest season. Distilleries produce two types of ethanol: (i) anhydrous ethanol, which must be blended with gasoline and (ii) hydrated ethanol, which basically is used to flex fuel vehicles.

Prices of ethanol are determined by the market in Brazil with no governmental intervention. Producers and distributors mostly transact on a spot basis and rarely enter into long-term supply contracts (with set volume and price terms).

Ethanol in Brazil is substantially based on sugarcane, which can either be used to produce ethanol or sugar. From an ethanol producer’s perspective the ratio of production between ethanol and sugar is determined based on the respective prices of ethanol in the Brazilian market and of sugar in the international markets, being such choice fundamental for leveraging the profitability of their plant. Although ethanol production is subject to favorable climate conditions, the risk of interruptions in supply is primarily confined to the end of the harvest.

Storage of fuels. Ipiranga stores its fuels in large tanks at each of its facilities located throughout the regions in which it operates. Primary facilities receive fuels directly from Petrobras by pipeline and from distilleries by road transportation and secondary facilities are supplied by truck. See “Item 4.D. Information on the Company—Property, Plant and Equipment.” In 2007, Ipiranga’s storage capacity was approximately 268,000 cubic meters. Based on its 2007 average sales, Ipiranga can store an approximate six-day supply of fuel, in line with the average of the fuel distribution industry. Accordingly, an interruption in the production of oil-based fuels for longer than that time period could result in shortages, such as the one that occurred during the Petrobras strike in 1995.

Competition. Ipiranga’s main competitors are:

•	BR, a subsidiary of Petrobras, which has been operating in the Brazilian fuels distribution sector since 1971. BR is the Brazilian market leader and operates throughout the entire country.

•

Shell, a subsidiary of Royal Dutch Shell, Gas and Petrochemical Group, which has a worldwide presence in more than 110 countries. In Brazil, Shell is the third largest fuels distributor and has been operating in the market since 1913.

•

Texaco, a subsidiary of the Chevron Texaco Corporation, the fourth largest fuels distributor in Brazil with more than 1,900 service stations across the country and which has been present in the market since 1915.

•

Esso has been operating in Brazil since 1912 and was a subsidiary of Exxon Mobil Corporation group until 2008, when Cosan S.A. Indústria e Comércio (“Cosan”) acquired Esso’s fuels distribution business in Brazil. Cosan is the largest producer of sugar and ethanol in Brazil, but until the acquisition it did not act in the fuel distribution market. The ethanol market is supplied by more than 400 distilleries, including Cosan.

•	Alesat, a domestic Brazilian fuels distributor created in 2006, as a consequence of the merger of Ale and Satelite and is present in 21 Brazilian states.

The following table sets forth the market share of Ipiranga and its competitors based on ANP data:

	Year ended December 31,
Distributor (1)	2007	2006
Petrobras	34.6	31.1
Ipiranga(2)	14.2	13.8
Shell	11.4	11.2
Texaco	8.8	8.7
Esso	5.7	6.1

	Year ended December 31,
Distributor (1)	2007	2006
Alesat	4.1	3.8
Others	21.2	25.3

Total cubic meters	100.0	100.0

(1)	Includes the volume sold of gasoline, ethanol and diesel.
(2)	Includes only the Southern Distribution Business.

The retail market for gasoline, diesel and ethanol in Brazil is highly competitive. Prices to retailers tend to be similar among competing distributors, particularly due to low margins in the sector. Therefore, our strategy is to differentiate ourselves in the market by offering value-added services to complement our main products, with the goal of becoming the preferred customer choice. In 2007 Ipiranga invested in the marketing campaign Gasolina Original (Ipiranga Original Gasoline) aiming at reinforcing the quality and reliability of Ipiranga’s gasoline. In 2007 Ipiranga also launched Gasolina Original Aditivada, a premium gasoline, with a higher added value. Media campaigns were made for the launch of this product and the sales of this premium gasoline were included as targets of our incentive programs, such as Clube Vip and Clube do Milhão. In order to add value to the diesel sold, Ipiranga offers complementary programs to facilitate control of the product sold to large consumers and reduce costs, such as the Freight Monitor (“Controle Teleprocessado de Frotas”) and Digital Freight (“Frete Digital”). The following graph shows sales volume for the Brazilian market and Ipiranga for the periods indicated:

(1)	Includes diesel, gasoline, ethanol, natural gas vehicular, fuel oils and kerosene and lubricants and greases (Source: ANP and Sindicom).

(2)	Figures drawn up with the purpose of providing a comparison basis for the analysis of the evolution in the performance of Ipiranga (“Ipiranga Pro-forma figures”). Figures for operations and financial statements are consolidated with Ultrapar since second quarter of 2007.

Quality. In 1998, Ipiranga Londrina Terminal received the first ISO 14001 (Environmental Management System) certificate for a fuel distribution terminal in Latin America. In addition, our Rio de Janeiro lubricants factory obtained an ISO 9001 (Quality Management System) certificate in 1998. In 1999, Ipiranga’s Betim Terminal obtained ISO 9001 and ISO 14001 certifications.

Petrochemicals and Chemicals

Industry and Regulatory Overview

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

In 2007, there were approximately 45 second generation companies operating in Brazil, including Oxiteno. The intermediate petrochemicals are produced in solid form (as plastic pellets or powders) and in liquid form and are transported through roads, railroads or by ship to third generation companies.

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

Oxiteno

We operate in the chemical sector through the second generation company, Oxiteno, a wholly owned subsidiary of Ultrapar. Oxiteno is the only Brazilian producer of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers and methyl-ethyl-ketone. Oxiteno is also a major producer of specialty chemicals. In addition to a plant in Venezuela, Oxiteno is the only ethylene oxide producer in South America. Its products are used in a broad range of industrial sectors, such as polyester, packaging, paints, varnishes and cosmetics. During the year ended December 31, 2007, Oxiteno sold approximately 621 thousand tons of chemical and petrochemical products.

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

Commodity products. The following are Oxiteno’s principal commodity products and their principal uses and markets:

Ethylene oxide. Ethylene oxide is a colorless and highly flammable gas at room temperature and atmospheric pressure. Ethylene oxide is produced in a continuous production process by gaseous phase catalytic partial oxidation of ethylene by oxygen at high temperature and pressure. In 2007, Oxiteno used approximately 97% of its ethylene oxide production in the production of derivatives and sold the remaining 3% to other petrochemical companies.

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

Specialty chemicals. The following table sets forth Oxiteno’s principal specialty chemical products and their principal uses and markets.

Major Markets	Specialty Chemicals	Examples of uses and effects
Detergents	Alkylbenzene sulfonic acids, alkylsulfates, alkyl ether sulfates, ethoxylated alkylphenols, ethoxylated fatty alcohols, polyethyleneglycols, alkanolamides, betaines, sulphosuccinates, block copolymers EO/PO	Used in detergents, the specialty chemicals are added mainly to improve cleaning power and foaming and to reduce skin irritability.

Agricultural chemicals	Ethoxylated fatty amines, ethoxylated alkylphenols, alkyl ether sulfates, blends, naphthalene sulfonate, ethoxylated vegetable oil, copolymers EO/PO	Used as part of the composition of agricultural chemical defensives, such as herbicides. Increases their efficiency, by improving soil penetration and adherence of the products to plant surfaces.

Cosmetics	Alkylsulfates, alkyl ether sulfates, betaines, ethoxylated fatty alcohols, polyethyleneglycols, alkanolamides, ethoxylated sorbitan esters, sorbitan fatty esters	Used in cosmetics as moisturizers, detergents for foaming and residue removal, and reduction of eye irritation in shampoos.

Major Markets	Specialty Chemicals	Examples of uses and effects
Foods	Sorbitan fatty esters, ethoxylated sorbitan esters, emulsifiers, stabilizers, dispersants	Principally used as additives for breads and cakes, improving their texture and consistency, and as an emulsifier responsible for ice cream creaminess.

Textiles	Ethoxylated alkylphenols, ethoxylated fatty alcohols, ethoxylated vegetable oils, ethoxylated fatty amines, antistatic agents, lubricants, softeners, emulsifiers, antifoamers, mercerizing additives, humectants, low foam detergents	Used in the processing of textiles, improving spinning and weaving performance. Permits greater evenness in the mixing of fibers, dyeing, bleaching and improving the softness of the final cloth.

Leather	Ethoxylated alkylphenols, polyethyleneglycols, naphthalenes, sulfonates	Applied from the beginning of the leather processing stage up to the finishing stage as an emulsifier, detergent, degreaser, dispersant, moistener, color penetrating agent and vulcanization additive (manufacture of soles).

Oil field chemicals	Block copolymers EO/PO, condensed naphthalenes, sulphonates, sorbitan fatty esters	Used directly as hydraulic fluids in vehicles. Brake fluids guarantee brake system performance and safe braking. Cooling liquids help to cool the motor and maintain the correct operating temperature.

Domestic sales. The Brazilian petrochemicals industry seeks to prioritize demand from the domestic market, where there is greater value added, although sales are also made to the overseas market. While Oxiteno sells the larger part of its commodities and specialty chemicals in Brazil, production capacity exceeds domestic market demand, with Oxiteno exporting surplus production to more than 40 countries in Asia, Latin America, Europe and North America. Oxiteno maintains production capacity above local demand for strategic reasons. For the years ended December 31, 2007, 2006 and 2005, 30%, 28% and 29% of Oxiteno’s net sales, respectively, were from exports. For the years ended December 31, 2007, 2006 and 2005, 30%, 29% and 30% of Oxiteno’s volume, respectively, were from exports. In the Brazilian market, mono-ethylene glycol, or MEG, produced by Oxiteno, is sold mainly to chemical companies that manufacture polyester fiber, which is used to produce a variety of fabrics, and is also sold to producers of polyethylene terephthalate, or PET, which is a polymer used to make packaging, such as soft drink bottles.

The following table shows Oxiteno’s domestic market sales volume by market segment for the period indicated:

	Year Ended December 31,
Market sector	2007	2006	2005(1)
	(in thousand metric tons)
Polyester (fabrics and PET)	75.3	81.9	94.8
Paints and varnishes	32.6	24.7	21.6
Chemical industries	56.6	50.7	43.1
Detergents	55.0	36.7	30.3
Hydraulic fluids	30.1	27.7	28.4
Agricultural chemical	54.6	47.2	43.0
Resins	22.9	21.2	16.6
Cosmetics	16.5	15.7	16.3
Leather	8.1	11.0	10.5
Textiles	5.8	6.0	5.9
Food	3.1	3.3	3.2
Distributors	57.0	43.7	38.4
Others(2)	17.4	16.5	13.2

Total Brazilian market	435.0	386.3	365.3

(1)	Figures in 2005 were reclassified among the “Distributor” segment and other segments because some clients who were previously served by the “Distributor” segment increased their annual purchases and were thus reclassified into their own respective segments.
(2)	Includes catalysts, civil construction, pharmaceutical and veterinary product manufacturers.

Many of Oxiteno’s commodity product prices in the Brazilian market are set by reference to international contract prices in U.S. dollars, although the prices are denominated in reais. For specialty products, sales are individually negotiated and often made pursuant to contracts. Specialty chemicals are designed to meet specific customer needs and are less exposed to replacement by imported products. Accordingly, specialty chemicals have a higher value added and Oxiteno has more flexibility in pricing for these products.

Sales outside Brazil. Oxiteno’s export sales are made principally to customers in Europe, in the Far East and in the Mercosur region. In Europe, Oxiteno exports principally to Belgium, Italy and Netherlands. In the Far East, Oxiteno exports principally to South Korea, China and Taiwan.

The following table sets forth Oxiteno’s sales by volume for each geographic market served by Oxiteno in the periods indicated:

	Year Ended December 31,
Breakdown of sales volume outside Brazil	2007		2006		2005
	(in thousand metric tons and percentage of the total)
From Oxiteno Brazil
Mercosur (not including Brazil)	50.6	27%	59.4	38%	62.7	39%
Europe	37.3	20%	24.6	16%	23.2	15%
Far East	25.5	14%	18.8	12%	34.5	22%
NAFTA	20.7	11%	13.7	9%	7.4	5%
Other	12.3	7%	12.4	8%	12.4	8%
Sub-Total	146.4	79%	128.9	82%	140.3	88%

From Oxiteno Mexico
Mexico	20.2	11%	18.0	11%	12.9	8%
USA	8.7	5%	6.7	4%	4.2	3%
Other	5.9	3%	3.8	2%	2.0	1%
Sub-Total	34.8	19%	28.5	18%	19.1	12%

	Year Ended December 31,
Breakdown of sales volume outside Brazil	2007		2006		2005
	(in thousand metric tons and percentage of the total)
From Oxiteno Andina
Venezuela	4.7	3%	—	—	—	—
Other	0.3	0%	—	—	—	—
Sub-Total	5.0	3%	—	—	—	—

Total	186.2	100%	157.4	100%	159.4	100%

Oxiteno exports a wide variety of chemical products including glycols, MEK, ethoxylated alkylphenols, glycol ether acetates, glycol ethers, ethanolamines, ethoxylated fatty amines and other ethoxylated products.

With the acquisition in December 2003 of Oxiteno Mexico (formerly CANAMEX), a Mexican specialty chemicals company, Oxiteno has been focusing on establishing a growing presence in the Mexican market for specialty chemicals and create a distribution platform for its product sales to the United States. Oxiteno Mexico had two production units, manufacturing principally ethoxylates, which were operating at 25% production capacity, on the acquisition date due to serious financial difficulties being faced by Oxiteno Mexico. Currently, most of Oxiteno Mexico’s sales are destined to the domestic Mexican market, largely for the food, agrichemical, oil and textile segments. The remaining sales volume is exported, mainly to the United States. In April 2007, Oxiteno acquired the operating assets of Unión Química SA de CV, in San Juan Del Rio, Mexico, adding 8,600 tons/year to Oxiteno Mexico’s production capacity of sulfonates and sulfates. See “Item 4.A. Information on the Company — History and Development of the Company.”

For the year ended December 31, 2007, Oxiteno Mexico’s sales volume totaled 34,760 tons (including the sales volume from Unión Química). Oxiteno Mexico experienced strong growth in 2007, with 22% year-over-year growth in volume sold. We believe Oxiteno Mexico’s success represents a positive step in our expansion outside Brazil, and also strengthen the Oxiteno’s brand.

In September 2007, Oxiteno acquired 100% of the shares of Arch Química Andina in Santa Rita, Venezuela. With this acquisition, Oxiteno increased its ethoxylates production capacity by 70,000 tons/year.

For the year ended December 31, 2007, Oxiteno Andina’s sales volume totaled 4,999 tons (considering the sales volume as from the acquision of Arch Andina in September 2007).

As part of our strategy to grow outside of Brazil, we opened commercial offices, in Buenos Aires, Argentina in 2006 and New Jersey, United States in 2007.

In most cases, Oxiteno’s sales prices for its commodity chemicals in the export markets are based on international prices. International spot prices are established by reference to published data regarding the price at which industry participants have sold the relevant product. In general, Oxiteno’s operating margins on products sold in the international market are lower than operating margins for similar products sold in the domestic market. Nevertheless, Oxiteno deems it important to maintain a presence in international markets and is focused on expanding its presence in other specialty chemicals markets by opening international commercial offices. Oxiteno intends to shift sales to the domestic market as local demand for its products increases, but will continue to export and will maintain its presence in the international market.

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

Oxiteno’s principal customers in the domestic market include, Monsanto, which mainly purchases ethanolamines, Clariant S.A., which mainly purchases ethylene oxide and ethoxylated products, Indústrias Gessy Lever Ltda (Unilever), which mainly purchases surfactants. In the international market, Oxiteno sells both to industrial customers, including Manufacturas de Fibras Sintécticas S.A. (Mafissa), DAK Americas Argentina S.A. (formerly Voridian Argentina S.R.L.), and Cognis S.A., as well as trading companies and other third-party distributors. Oxiteno’s largest customer in the international market is Oxyde Chemicals, Inc., a major European trading company for glycol, which accounted for approximately 4% of Oxiteno’s total revenues in 2007. In 2007, Oxiteno’s ten largest customers accounted for 35% of its net sales. No single customer accounted for more than 10% of Oxiteno’s net sales in such year.

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

Research and development. Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. As of December 31, 2007, 113 employees of Oxiteno were engaged in research and development and engineering activities. Oxiteno’s research and development expenditures in 2007, 2006 and 2005 were R$19.4 million, R$18.4 million and R$17.4 million, respectively. In 2004, Oxiteno founded its own “Science and Technology Council,” with six of the world’s major specialists in surfactants being members. The Council, which first met from December 7 to 10, 2004 and again in September 2005, October 2006 and September 2007, analyzes critically the company’s research and development projects portfolio, as well as the methodology used. These recommendations enable the company to increase its efficiency in research and development, as well as enlarge its partnerships with international entities.

Raw materials. Oxiteno’s principal raw material is ethylene. For the year ended December 31, 2007, ethylene was responsible for 46% of Oxiteno’s variable costs of production and approximately 41% of its total cost of sales and services. Among Oxiteno’s other raw materials, the principal include butenes, ethyl, butyl and lauryl alcohols, oxygen and acetic acid. Supply of ethylene constitutes an entry barrier for new ethylene oxide producers in the country since the current production capacity of ethylene by Brazilian crackers is committed to existing second generation companies, including Oxiteno, and significant investments are needed for the construction of a new cracker. Ethylene is difficult and expensive to transport and store because it must be kept at a temperature below -200 degrees Fahrenheit (-100 degrees Celsius) during transportation and storage, therefore importing and exporting of ethylene is generally uneconomical. Accordingly, the naphtha crackers, including Braskem and PQU, are largely dependent for their sales upon the second generation petrochemical companies, such as Oxiteno, located in the respective petrochemical complexes. However, ethylene oxide derivatives are regularly imported by the major international petrochemical companies and by international and domestic trading companies.

Ethylene supply. Ethylene is used for the production of ethylene oxide at the Camaçari plant and the Mauá plant. Braskem and PQU supply all of Oxiteno’s ethylene requirements for the Camaçari plant and Mauá plant, respectively, through pipelines, thus minimizing the costs of delivery of ethylene and helping to ensure the reliability of supply. See “Item 4.B. Information on the Company — Business Overview — Petrochemicals and Chemicals — Industry and Regulatory Overview.”

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

First generation petrochemical companies undergo scheduled maintenance stoppages. Oxiteno anticipates these stoppages by building up inventory. Oxiteno also uses these planned stoppages for regular maintenance work on its own plants or eventual substitution of catalysts or for expansion of installed capacity. Braskem’s last scheduled downtime was in January 2004 and there were no problems in the re-start. For 2008, Braskem has scheduled a maintenance stoppage from May 27 to June 13, 2008, and PQU for August 2008, which are estimated to last 30 and 45 days, respectively.

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

The following table shows the listed prices provided by Braskem and PQU for ethylene per metric ton for the periods indicated (period averages, except for maximum and minimum prices):

	Braskem	PQU
	(R$/ton)
2007
First Quarter	2,628.90	2,793.33
Second Quarter	2,621.28	2,873.33
Third Quarter	2,603.29	2,865.63
Fourth Quarter	2,651.25	2,996.67
Maximum Price in Year	2,777.41	3,070.00
Minimum Price in Year	2,517.65	2,760.00
Year Average	2,626.18	2,882.24

2006
First Quarter	2,502.33	2,614.00
Second Quarter	2,479.67	2,666.67
Third Quarter	2,703.05	2,820.00
Fourth Quarter	2,688.65	2,823.33
Maximum Price in Year	2,730.49	2,840.00
Minimum Price in Year	2,335.00	2,552.00
Year Average	2,593.42	2,731.00

	Braskem	PQU
	(R$/ton)
2005
First Quarter	2,566.00	2,766.33
Second Quarter	2,623.67	2,703.33
Third Quarter	2,286.33	2,409.33
Fourth Quarter	2,561.67	2,600.33
Maximum Price in Year	2,750.00	2,850.00
Minimum Price in Year	2,281.00	2,350.00
Year Average	2,509.42	2,619.92

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

Other raw materials. For the year ended December 31, 2007, other raw materials, principally oxygen, lauryl alcohol, ethanol, C4, butyl alcohol, acetic acid, nonene, phenol, primary fatty amine, fuel oil and LAB accounted for approximately 22% of Oxiteno’s variable costs and 19% of its total costs of sales and services.

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

Tax exemption status. Pursuant to legislation that provides tax relief for industries located in the northeast region of Brazil, Oxiteno benefited from an income tax exemption on operating profits from sales of its products at the Camaçari plant through 2007. In December 2007, the Camaçari plant’s tax exemption expired and a request was filed with ADENE (Northeast Development Agency), the agency in charge of managing this incentive program, seeking a 75% income tax reduction until 2016. The income tax reduction was approved by ADENE in May 2007. Tax exemptions amounted to R$24.1 million, R$40.5 million and R$56.0 million for the years ended December 31, 2007, 2006 and 2005, respectively. We cannot guarantee that there will be no amendments to the current tax legislation. For further information see Note 22(d) to our consolidated financial statements.

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

Health, safety and environmental matters. Oxiteno continuously monitors its compliance with federal, state and municipal legislation applicable to its various places of operation. In accordance with applicable law, Oxiteno is strictly liable for losses and damages of an environmental nature. See “Item 4.B. Information on the Company — Business Overview — Petrochemicals and Chemicals — Industry and Regulatory Overview.”

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

Logistics for Special Bulk Cargo

Ultracargo

Ultracargo is a leading provider of integrated logistics for special bulk cargo in Brazil. Ultracargo’s main differentiating characteristic is its integration of different transport modes — its storage facilities are located at port terminals and rail junctions for the handling of products that require special handling. Transportation services include integrated multimodal transportation as well as the receiving and dispatching of customer’s goods. Ultracargo also offers ship loading and unloading services, the operation of pipelines, logistics programming and installation engineering. In 2007, after the acquisition of Petrolog, Ultracargo increased the internal logistics services it is able to offer at its customers’ facilities. Ultracargo is one of the few companies in the Brazilian market to offer integrated transport, storage services for special bulk cargo and internal logistics services. Ultracargo’s ten largest clients accounted for 66% of its revenues in 2007, with its three largest clients, Braskem, Votorantim and Oxiteno accounting for 23%, 8% and 7%, respectively, of Ultracargo’s revenues. Ultracargo’s strategic location of its operations, close to the main Brazilian port terminals, railroad junctions and roads, is one of the company’s main strengths and a key driver of integrated services profitability. The latest available data shows that Ultracargo accounted for approximately 71% of all tank capacity for liquids at the Aratu Terminal in the State of Bahia, which serves South America’s largest petrochemicals complex. The company is also present in the port of Santos, in the state of São Paulo, which was responsible for approximately 27% of the Brazilian foreign trade in 2006 (US$229 billion in 2006), according to last available data. The Santos Intermodal Terminal (TIS) is the second largest storage facility operated by Ultracargo and was inaugurated in mid-2005.

As of December 31, 2007, Ultracargo operated a fleet of approximately 600 trucks and storage facilities with a capacity of 346,137 cubic meters and 20,500 square meters. Ultracargo’s history is one of pioneering logistics solutions in the Brazilian market. Ultracargo implemented a radar-operated tank measurement system in 1996, increasing the safety of product loading and unloading.

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

Ultracargo, through a fleet of tanker trucks, offers transportation services for chemical products, fuels and other special bulk cargo in several major industrial regions in Brazil, as well as transportation services to Chile and Argentina. In 2007, Ultracargo operated a fleet of approximately 600 trucks and, in the years ended December 31, 2007, 2006 and 2005, transported approximately 2.1 million, 2.1 million and 2.7 million tons, respectively.

In the LPG distribution industry, Ultracargo provides bulk transportation from Petrobras’ facilities to filling stations of the distributors and between the distributors and their final industrial clients.

In 1997, Ultracargo began operating in the market for bulk transportation of solid chemical products, an important sector of the transport business in the domestic market in which products are transported utilizing special silos and semi-trailers. Ultracargo believes that there are good opportunities for growth in this market. For the year ended December 31, 2007, Ultracargo transported approximately 455,017 tons of solid chemical products, which accounted for approximately 20% of Ultracargo’s revenues in this period.

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

In 2007, Ultracargo added 9,300 square meters to its solid products storage capacity through: (i) Suape’s Logistics Terminal (TLS), in Suape, Pernambuco, with a 3,300 square meter capacity; (ii) Mauá’s Logistic Terminal (TLM) in Mauá, São Paulo, with a 4,800 square meter capacity; and (iii) the expansion of Camaçari Terminals adding 1,200 square meters. Ultracargo also expanded its liquid storage capacity with the addition of 10,000 cubic meters to Aratu.

Tax exemption status. Pursuant to legislation which offers tax relief to industries located in the northeast region of Brazil, Ultracargo enjoys a 75% reduction in income tax on the total operating profits from its Aratu terminal, valid through 2012, and a 75% reduction in income tax on operating profits from acetic acids and butadiene product storage activities at the Suape Terminal, valid through 2015. For the years ended December 31, 2007, 2006 and 2005, tax breaks totaled R$0.8 million, R$1.0 million and R$3.1 million, respectively. We cannot assure that there will be no amendments to the current legislation. For further information see Note 22(d) to our consolidated financial statements.

Quality. In 2006, Ultracargo completed its ISO 9001:2000 recertification process. The evaluation process occurred under a unified Quality Management System for the entire country. In 2005, Ultracargo was the first Brazilian company to go through the recertification process by SASSMAQ (Safety, Health, Environment and Quality Evaluation System), a program from ABIQUIM, the Brazilian Chemical Industries Association. The purpose of the system is to ensure that service providers in this industry comply with the technical standards required by the chemical industry, reducing, therefore, the risks in transportation and distribution. Paulínia Intermodal Terminal (TIP) obtained the ISO 14000 certification in 2004. In 2007, Ultracargo’s main terminal in Aratu obtained an ISO 14,000 certification.

Insurance

We maintain insurance policies covering all the facilities of our wholly owned subsidiaries, and which we consider appropriate to cover the risks to which we believe we are exposed, including loss and damage from fire, lightning, explosion of any nature, windstorm, plane crash and electrical damage. Our insurance policies provide coverage of up to a maximum of US$578 million as of May 1, 2008.

Oxiteno S.A. Indústria e Comércio and its subsidiaries, Oxiteno Nordeste S.A. Indústria e Comércio, Oxiteno México S.A. de C.V. and Oxiteno Andina, C.A., also maintain business interruption insurance against losses from potential accidents affecting their assets, with coverage of up to a maximum of US$258 million as of May 1, 2008.

We have additional insurance that covers all our wholly owned subsidiaries with coverage of up to a maximum of US$200 million, for losses and damage incurred by third parties as a result of any accidents that occur in connection with our commercial/industrial operations and/or the distribution and sale of our products and services.

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

Oil Refinery Business

RIPI consists of a refinery in the state of Rio Grande do Sul, in the Southern region of Brazil. The refinery’s nominal capacity is 17,000 barrels per day, and its principal products include gasoline, diesel, naphtha, fuel oil, LPG, kerosene, maritime bunker and asphalt. During 2006, the Ipiranga Group faced difficulties in keeping its refinery operating at full capacity, due to an increase in international oil prices, to which the refinery’s costs are linked, without a corresponding increase in oil derivatives prices in Brazil. This led the Ipiranga Group to suspend its operations for five months during that year. In 2007, the average production of the refinery was 13,090 barrels per day, which represented 77% of the refinery’s nominal capacity, and 1% of the total Brazilian oil refining capacity, according to ANP data. RIPI oil refining operation is consolidated on Ultrapar’s financial statements since 2007. Results generated by the oil refining operations are immaterial to Ultrapar.

Since the last quarter of 2007 the refinery faces again a challenging operating scenario, which was aggravated in the beginning of 2008, and no assurance can be given that the company will continue to operate throughout this year.

C. Organizational Structure

The following chart shows our organizational structure for our principal subsidiaries as of May 31, 2008:

(1)	Percentages represent approximate ownership of voting share capital and total capital (voting capital/total capital).
(2)	Minority participations in Utingás are mainly held by Liquigás Distribuidora S.A. and SHV Gas (31% and 8% of voting capital, respectively).
(3)	Refinaria de Petróleo Ipiranga is a wholly owned subsidiary of Ultrapar Participações S.A., and according to the Transaction Agreements, the Oil Refining Operations are jointly managed by Petrobras, Ultrapar and Braskem since the Acquisition. This is described in the Transaction Agreements.

We conduct LPG distribution through our wholly owned subsidiary, Ultragaz. Ultragaz operates through its three primary subsidiaries, Companhia Ultragaz S.A., Bahiana, and Utingás. The first three companies operate in the filling and distribution of LPG cylinders. Bahiana operates primarily in the Northeast regions of Brazil and Companhia Ultragaz serves South, Southeast and Center-West regions of Brazil. Utingás is an LPG storage company, with facilities in the states of São Paulo and Paraná.

We conduct our fuel distribution business through our wholly owned subsidiaries, DPPI and CBPI. DPPI covers the distribution and marketing of petroleum products, fuel ethanol and NGV in the state of Rio Grande do Sul and the western portion of the state of Santa Catarina. CBPI covers the remaining states of the Southeast and South regions of Brazil, which includes São Paulo, Rio de Janeiro, Minas Gerais, Espírito Santo and Paraná. CBPI also controls am/pm, the master franchisor of the am/pm brand in Brazil and Tropical Transportes, which provides transportation services for Ipiranga and other fuel distributors; and EMCA, a producer of white mineral oils and special fluids.

We conduct petrochemical and chemical activities through our wholly owned subsidiary, Oxiteno. Oxiteno operates in the petrochemical and chemical sector directly and through its subsidiaries, Oxiteno Nordeste S.A., Oxiteno Mexico and Oxiteno Andina. Oxiteno operates three plants located in the state of São Paulo, and Oxiteno Nordeste operates one plant in Camaçari, in the state of Bahia, and a second plant in Triunfo, in the state of Rio Grande do Sul. Oxiteno Mexico operates three plants in Mexico, including the recently acquired plant of Unión Química. Oxiteno Andina operates one plant located in Venezuela. Oleoquímica is the subsidiary through which we built a fatty alcohol plant in Camaçari.

We conduct special bulk cargo logistics through our wholly owned subsidiary, Ultracargo, which operates through its subsidiaries Transultra, Tequimar and Petrolog. Transultra provides transportation services throughout Brazil, as well as in Argentina and Chile. Tequimar maintains storage facilities at four port terminals located near two of the main petrochemical complexes in Brazil, Camaçari and São Paulo and Petrolog provides in-house logistics services.

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

The following table sets forth the total storage capacity, total filling capacity (assuming one 8-hour shift per day) during 2007 and the 2007 average filling utilization for each of Ultragaz’ primary and secondary filling stations and satellite stations.

Base	Type	Total storage capacity	Filling capacity		2007 average filling utilization rate
		(in tons)	(in tons per month)
Capuava	Primary	720	13,136		94%
Santos	Primary	960	3,727		76%
São José dos Campos	Primary	960	4,725		77%
Rio de Janeiro	Primary	500	8,029		85%
Barueri	Secondary	1,500	4,100	(1)	136%
Araraquara	Satellite	60
Mauá	Satellite	720
Pouso Alegre	Satellite	60
Paulínia	Primary	1,500	9,827		98%
Araucária	Primary	240	9,677		80%
Canoas	Secondary	600	4,694		77%
Betim	Secondary	882	7,658		89%
Ribeirão Preto	Secondary	180	4,679	(1)	105%
Goiânia	Secondary	360	3,512		73%
São José do Rio Preto	Satellite	60
Araçatuba	Satellite	180
Bauru	Satellite	60
Cascavel	Satellite	120
Londrina	Satellite	60
Blumenau	Satellite	60
Chapecó	Satellite	60
Florianópolis	Satellite	60
Joinville	Satellite	60
Caxias do Sul	Satellite	60
Joaçaba	Satellite	60
Dois Vizinhos	Satellite	60
Ponta Grossa	Satellite	57
Sorocaba	Satellite	115
Mataripe	Primary	1,140	13,512		102%
Suape	Primary	500	3,620	(1)	131%
Caucáia	Secondary	420	4,304		103%
Aracajú	Secondary	240	4,246		70%
Juazeiro	Satellite	60
João Pessoa	Satellite	30
Pirajá	Satellite	60

Total		12,764	99,446		93%

(1)	These bases operated above capacity with more than one 8-hour shift per day.

In addition, Ultragaz maintains headquarters in the city of São Paulo and regional offices in the areas in which it operates. Ultragaz also maintains 75 retail stores.

Ipiranga

Distribution of oil products is carried out through an extensive network of primary and secondary storage terminals. Primary storage terminals are generally located near refineries and are used as storage terminals for products to be transported either to secondary storage terminals or to large customers and TRRs. Distributors own their own storage terminals (Owned), lease space in third parties’ storage terminals (Third Party Agreement—TPA) or participate in pools (Joint-Operated terminals—JO) that serve two or more distributors. The following table sets forth the total storage capacity and ownership structure for each of Ipiranga’s primary and secondary facilities in 2007.

Base	Type	Ownership structure of Storage Terminal	Storage Capacity(m³)
Barueri	Primary	TPA (1)	3,540
Bagé	Secondary	Owned	5,176
Canoas	Primary	Owned	41,040
Cascavel	Secondary	Owned	2,836
Caxias	Primary	Owned	33,982
Cruz Alta	Secondary	Owned	4,164
Governador Valadares	Secondary	Owned	2,860
Guarapuava	Secondary	Owned	2,274
Itaguaí	Secondary	MRS (3)	630
Ourinhos	Secondary	Owned	3,242
Paulínia	Primary	Owned	7,837
Santa Maria	Secondary	Owned	6,145
São Caetano	Primary	Owned	16,523
Uruguaiana	Secondary	Owned	1,751
Saõ José dos Campos	Secondary	MRS (3)	273
São Brás do Suaçui	Secondary	MRS (3)	2,737
São José do Rio Preto	Secondary	Owned	5,015
Biguaçu	Primary	TPA (1)	2,045
Cubatão	Primary	TPA (1)	1,760
Guaramirim	Primary	TPA (1)	955
Maringa	Secondary	TPA (1)	3,655
Montes Claros	Secondary	TPA (1)	692
Araucária	Primary	JO operated by others (2)	41,128
Bauru	Secondary	JO operated by Ipiranga (2)	3,322
Betim	Primary	JO operated by Ipiranga (2)	9,795
Embiruçú	Primary	JO operated by Ipiranga (2)	3,773
Campos	Secondary	JO operated by Ipiranga (2)	1,894
Itajaí	Primary	JO operated by Ipiranga (2)	6,577
Londrina	Secondary	JO operated by Ipiranga (2)	2,708
Passo Fundo	Primary	JO operated by Ipiranga (2)	8,478
Paulínia	Primary	JO operated by Ipiranga (2)	14,041
Ribeirão Preto	Primary	JO operated by others (2)	9,858
São José dos Campos	Primary	JO operated by others (2)	6,303
Uberlândia	Primary	JO operated by others (2)	3,275
Pres. Prudente	Secondary	TPA (1)	1,530
Uberaba	Primary	TPA (1)	290
Vitória	Primary	TPA (1)	5,997

		Total	268,101

(1)	Third party agreements.
(2)	Joint-operated with other distributors.
(3)	Storage terminal owned by MRS, a Brazilian logistic company, and operated by Ipiranga.

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

Ethylene oxide is primarily an intermediate material used in the production of ethylene oxide derivatives — only approximately 3% of Oxiteno’s sales volume in the year ended December 31, 2007 were ethylene oxide. Therefore, Oxiteno’s total production output may not be determined by adding the capacities of ethylene oxide and its derivatives.

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

The following table sets forth the production capacity of the Camaçari plant for each of its principal products.

Units	Capacity
(in metric tons per year)
Ethylene oxide	260,000
Ethylene glycols	285,000
Ethanolamines	60,000
Glycol ethers	25,000
Ethoxylated derivatives	130,000

In 2007, the Camaçari plant operated at approximately 88% of its production capacity.

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

Units	Capacity
(in metric tons per year)
Ethylene Oxide	52,000
Ethylene Glycols	40,000
Glycol Ethers	40,000
Acetates	32,000
C4+C5 Alcohols	10,000
Ethoxylated Derivatives	106,000
Alkylation	17,000
Esterification	4,000
Emulsification	3,000
Hydraulic fluids	30,000

In 2007, the Mauá plant operated at approximately 77% of its production capacity.

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

In 2007, the Tremembé plant operated at approximately 75% of its production capacity.

Suzano plant. In 2007, Oxiteno began operating a sulfonation and sulfation plant in Suzano, with a production capacity of 13,300 tons per year. This plant is managed by the Tremembé plant staff. In 2007, the Suzano plant operated at approximately 83% of its production capacity.

Triunfo plant. The Triunfo plant is located in the Southern Complex. The Triunfo plant was built by Oxiteno and started production in October 1989. The Triunfo plant has two process units, one for the production of secondary butyl alcohol, which is used in the production of MEK, and one for the production of MEK.

The following table shows the current capacity of the principal units at the Triunfo plant.

Units	Capacity
(in metric tons per year)
Oxygenated solvents	42,000

In 2007, the Triunfo plant operated at approximately 92% of its production capacity.

With the acquisition of Oxiteno Mexico (formerly CANAMEX) in December 2003 and Unión Química in 2007, Oxiteno acquired three specialty chemical plants in Mexico. As of December 31, 2007, the Coatzacoalcos plant had a production capacity of 47,000 tons per year of ethoxylates and 8,000 tons per year of alkyphenols; the Guadalajara plant has a production capacity of 31,000 tons per year of specialty chemicals and San Juan del Rio has a production capacity of 8,000 tons per year of specialty chemicals. In December 2007, the Guadalajara, the Coatzacoalcos and San Juan del Rio plants operated at an average rate of approximately 61%, 67% and 89% of their production capacity, respectively. With the acquisition of Oxiteno Andina in September 2007, Oxiteno acquired a specialty chemical plant in Venezuela. As of December 31, 2007, the Santa Rita plant had a production capacity of 70,000 tons per year of ethoxylates.

The following table sets forth Oxiteno’s production plants located outside of Brazil:

Units	Capacity
(in metric tons per year)
Ethoxylated derivatives — Coatzacoalcos plant	47,000
Alkylation — Coatzacoalcos plant	8,000
Ethoxylated derivatives — Guadalajara plant	18,000
Esterification — Guadalajara plant	13,000
Sulfonation/Sulfation — San Juan del Rio	8,000
Alkoxylated derivatives — Santa Rita	70,000

Ultracargo

The following tables set forth the principal products stored at, and the storage capacity operated by, Ultracargo’s facilities at December 31, 2007, and the average utilization of Ultracargo’s facilities during 2007.

Facility	Capacity (in cubic meters)	Average utilization %	Product Lines
Aratu (Bahia)	166,450	97%	Glycols, aromatics, acrylates, acrylonitrile, EDC, TDI, normal paraffins, linear alkyl benzene (LAB), linear alkyl sulphonate (LAS), methanol, ethers, alcohols, caustic soda, vegetable oil, fuels, PKO and Estearin.
Montes Claros (Minas Gerais)	4,400	103%	Fuels
Suape (Pernambuco)	48,610	99%	Fuels, VAM, acetic acid, styrene, butadiene, glycols
Santos (São Paulo)	4,696	100%	Vinyl Chloride Monomer
Santos — TIS (São Paulo) (including third-party facilities operated by Ultracargo)	111,500	54%	Styren monomer, mineral oil, EDC, linear alkyl benzene (LAB), alcohols (including ethanol), vegetable oil.
Paulínia Solid Bulk (São Paulo)	1,881	64%	PET
Paulínia Liquid (São Paulo)	8,600	57%	Phenol, LAB, LAS, Ethanol
Total	346,137	82%

Facility	Capacity (in square meters)	Average utilization %	Product Lines
Paulínia (São Paulo)	6,000	49%	Chemical and special bulk cargo
Tatuí (São Paulo)	2,400	41%	Chemical and special bulk cargo
Camaçari (Bahia)	4,000	71%	Chemical and special bulk cargo
Mauá (São Paulo)	4,800	38%	Chemical and special bulk cargo
Suape (Pernambuco)	3,300	60%	Chemical and special bulk cargo
Total	20,500	52%	Chemical and special bulk cargo

As of December 31, 2007, R$63.0 million of our consolidated debt was secured by property, plant and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

You should read this discussion together with our consolidated financial statements, including the notes thereto, and other financial information included elsewhere in this annual report and in conjunction with the financial information included under “Item 3.A. Key Information — Selected Consolidated Financial Information.” Our consolidated financial statements have been prepared in accordance with Brazilian GAAP and the accompanying notes contain a description of the principal differences between such practices and U.S. GAAP, and a reconciliation to U.S. GAAP of net income for each of the three years in the period ended December 31, 2007 and shareholders’ equity for the periods ended December 31, 2007 and 2006. Our consolidated financial statements for the years ended December 31, 2007 were audited by the independent registered public accounting firm, KPMG Auditores Independentes, and our consolidated statements for the years ended 2006 and 2005 were audited by the independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes.

Overview

Our four principal businesses are:

•	the LPG distribution business, conducted by our wholly-owned subsidiary Ultragaz;

•	the fuel distribution business, conducted through our wholly-owned subsidiaries DPPI and CBPI;

•	the chemical and petrochemical business, conducted by our wholly-owned subsidiary Oxiteno; and

•	logistics services for special bulk cargo, conducted by our wholly-owned subsidiary Ultracargo.

Ultragaz sells LPG to the residential, commercial and industrial market segments. Ipiranga distributes gasoline, ethanol, diesel, NGV, fuel oil, kerosene and lubricants through a network of 3,292 service stations and directly to large customers. Oxiteno produces ethylene oxide and its principal derivatives, and is also a significant producer of specialty chemicals. It manufactures approximately 700 products used in various industrial sectors such as polyethylene terephthalate, or PET, packaging, polyester, textiles, paints, cosmetics and detergents. Ultracargo operates a fleet of trucks specialized in the transport of products that require special handling and maintains storage facilities at railroad junctions and port terminals.

In April 2007 Ultrapar acquired a controlling stake in certain companies of the Ipiranga Group, becoming the owner of the Southern Distribution Business, EMCA and a stake in the Oil Refining Operations. Under the terms of the Investment Agreement, Ultrapar acted as commission agent for the acquisition of the Northern Distribution Business on behalf of Petrobras and the Petrochemical Business on behalf of Braskem and Petrobras. The Acquisition is composed of four stages. The first one was concluded on April 18, 2007, with the transfer of control. In November 2007 the second stage of the process was concluded, with the completion of the Mandatory Tender Offers of RIPI, DPPI and CBPI. In December 2007 the third stage of the process was concluded with the approval of the Share Exchange at the relevant extraordinary shareholders’ meetings of the respective companies, which resulted in the issuance of 55 million preferred shares of Ultrapar to the former shareholders of RIPI, DPPI and CBPI. The fourth stage includes the segregation and handover (i) of the Petrochemical Business and Northern Distribution Business to Braskem and Petrobras, which were carried out on February 27 and May 14, 2008, respectively, upon the receipt by Ultrapar of a total amount of R$ 1.7 billion, and (ii) of the Oil Refining Operations. The Oil Refining Operations will be shared equally among Petrobras, Ultrapar and Braskem. See “Presentation of Financial Information,” “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of the Ipiranga Group”. The businesses acquired by Ultrapar in the Ipiranga Acquisition have been consolidated with Ultrapar’s results of operations since April 1, 2007.

Brazilian economic background

Since most of our operating businesses are located in Brazil, we are significantly affected by Brazil’s economic and social conditions, including, but not limited to, gross domestic product, or GDP, growth rates, the domestic rate of inflation and exchange rate fluctuations.

Gross domestic product. In 2002, Brazil’s GDP grew by 2.7%, as a result of the political instability surrounding the presidential elections of October 2002, which caused foreign exchange rate devaluation, and an increase in interest rates, and undermined consumer confidence. In 2003, the GDP grew 1.1%, largely a reflection of the economic policy of holding the basic interest rate at high levels throughout the year as a means of controlling inflation. As government became more confident regarding inflation trends, interest rates were lowered, and Brazilian GDP grew by 5.7% in 2004. However, in order to meet inflation targets, the Central Bank increased interest rates again in 2005, and GDP growth decreased to 2.9% in the year ended December 31, 2005. During 2006, the Brazilian economy presented the same trend shown in the previous year and GDP grew by 3.8%. In 2007 Brazilian GDP increased by 5.4%, after several years of lower growth. Increased consumer income in Brazil, combined with a reduction in Brazil’s basic interest rates, stable inflation and greater credit availability, has resulted in growth of the services, industrial and agricultural sectors of the economy, particularly in the construction and automotive industries. Our operations are significantly impacted by Brazilian GDP growth, specifically, sales of LPG to the commercial and industrial customers, sales of diesel, Oxiteno’s sales to the domestic market and Ultracargo’s logistics operations. In addition, sales of LPG to residential customers and sales of gasoline and ethanol are affected by the level of household income, which often bears a relation to GDP performance.

Inflation and currency fluctuations. Our cash operating expenses are substantially in reais and tend to increase with inflation. However, a significant portion of our costs of sales and services rendered are linked to the U.S. dollar and are not substantially affected by the Brazilian inflation rate. In addition, some of our real-denominated debt is indexed to take into account the effects of inflation. In 2002, the inflation rate as measured by the Índice Geral de Preços — Mercado, or the IGP-M, increased to 25.3%, reflecting the foreign exchange rate devaluation of 52.3%, largely due to uncertainties and risks inherent in the Brazilian presidential succession campaign. In 2003, the real appreciated 18.2% against the U.S. dollar, consequently diminishing inflationary pressures and resulting in an IGP-M of 8.7%. In 2004, the real appreciated further against the U.S. dollar and IGP-M for the year was 12.4%. In 2005 and 2006, the real continued to appreciate against the U.S. dollar, which, together with the increased average interest rates, resulted in an inflation rate of 1.2% and 3.9%, respectively, as measured by the IGP-M. In 2007, the IGP-M was 7.8%, double the inflation rate in 2006, mainly due to an increase in food prices, despite the 17% appreciation of the real against the U.S. dollar in 2007.

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

	Year ended December 31,
Index	2007	2006	2005
General Price Index — IGP-M	7.8%	3.9%	1.2%
Devaluation (appreciation) of the real against the U.S. dollar	(17.2)%	(8.7)%	(11.8)%

We manage the foreign exchange risk associated with the scheduled payments under the terms of our U.S. dollar indebtedness by investing in U.S. dollar-denominated securities and foreign currency/interest swap contracts, under which we pay variable interest in reais based on the interbank certificate of deposit rate, or CDI, and receive fixed interest in U.S. currency. As of December 31, 2007 our total obligations denominated in foreign currency were R$1,002.9 million, including pre-export finance contracts and import payables. At the same date our total asset position in foreign currency was R$961.3 million, composed of investments indexed to U.S. dollars and swap instruments used to manage fluctuations of exchange rates and foreign currency receivables exposures. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Foreign Exchange Risk” for information about our foreign exchange risk hedging policy and Notes 14 and 19 to our consolidated financial statements.

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

We have identified the following five of our accounting policies as critical.

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

Deferred Taxes. We recognize deferred tax assets and liabilities which do not expire, arising from tax loss carry forwards, temporary add-backs, revaluation of property, plants and equipment and other procedures. We periodically review the deferred tax assets for recoverability and establish a valuation allowance, as required, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. In the event we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we evaluate the need to establish a valuation allowance against all or a significant portion of our deferred tax assets, resulting in an increase in our effective tax rate, thereby decreasing net income. If we determine that we can realize a deferred tax in excess of our net recorded amount, we decrease the valuation allowance, thereby increasing net income. Significant management judgment is required in determining any valuation allowance. The principal uncertainty relates to the likelihood of future taxable income from the subsidiary that generated the deferred tax asset. A change in our projections of profitability could result in the need to record a valuation allowance against deferred tax assets, resulting in a negative impact of future results. See Note 22 to our consolidated financial statements for additional information on taxes.

Contingent liabilities. We are currently involved in certain legal and administrative proceedings that arise from our normal course of business as described in Note 20 to our consolidated financial statements and “Item 8.A. Financial Information Consolidated Statements and Other Financial Information — Legal Proceedings”. We believe that the extent to which these contingencies are recognized in our consolidated financial statements is adequate. It is our policy to record accrued liabilities in regard to contingencies that can be reasonably estimated and could have a material adverse impact on the result of our operations or our financial condition, to the extent not covered by insurance, and that are likely to occur in the opinion of our management, based on information available to us including information obtained from our legal advisors. Future results of operations for any particular quarterly or annual period could be materially affected by changes in our assumptions, by the effectiveness of our strategies relating to these proceedings, by future developments in each matter being discussed or by changes in approach, such as a change in settlement strategy in dealing with these matters.

Fair value of financial instruments. We enter into foreign currency swap agreements in order to hedge our foreign exchange exposure. Under Brazilian GAAP, these swap agreements are recorded at their net settlement prices as determined on each balance sheet date in accordance with their contractual terms. In applying U.S. GAAP to our swap agreements we adopted SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.” The accounting required under SFAS 133 is broader than under Brazilian GAAP, especially with respect to the overall treatment and definition of a derivative, when to record a derivative, the classification of derivatives, and when to designate a derivative as a hedge. Under this method of accounting we adjusted our foreign currency swaps to their fair values, with changes in fair values being recognized in earnings. Note 25I (i) to our consolidated financial statements provides additional information regarding the accounting of our swap agreements.

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

Pension and other post-retirement benefits. Ipiranga sponsors the pension fund Fundação Martins Bastos through which it offers its employees a defined benefit plan. The determination of expenses and liabilities relating to DPPI and CBPI’s pension plans and certain insurance benefits for DPPI and CBPI’s employees and their dependents involve the use of actuarial assumptions. These include estimates of future mortality, changes in compensation and the discount rate used to reflect the time value of money, as well as the rate of return on plan assets. These assumptions are reviewed at least annually and may differ materially from actual results due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates or longer or shorter life spans of participants. In case actual results differ from the assumptions adopted, there may be a significant impact on the amount of pension liability and post-retirement healthcare and expenses DPPI and CBPI record. See Note 24(b) to our consolidated financial statements.

Results of operations

The following discussion of our results of operations is based on the financial information derived from our consolidated financial statements prepared in accordance with Brazilian GAAP.

Year ended December 31, 2007 compared to the year ended December 31, 2006.

The following table shows a summary of our results of operations for the years ended December 31, 2007 and 2006:

	Year ended December 31, 2007	Percentage of net sales and services	Year ended December 31, 2006	Percentage of net sales and services	Percent change
	(in millions of reais, except percentages)
Net sales and services	19,921.3	100%	4,794.1	100%	316%
Cost of sales and services	(18,224.2)	91%	(3,859.9)	81%	372%

Gross profit	1,697.1	9%	934.2	19%	82%
Selling, general and administrative expenses	(1,223.3)	6%	(605.1)	13%	102%
Other operating income (expense), net	12.3	0%	1.3	0%	846%

Operating income before financial items	486.1	2%	330.4	7%	47%
Financial income (expense), net	(119.4)	1%	30.6	1%	-490%
Non-operating income (expense), net	8.8	0%	(18.5)	0%	-148%
Income and social contribution taxes	(85.9)	0%	(56.1)	1%	53%
Minority interest/equity in earnings of affiliates	(100.4)	1%	(4.3)	0%	—
Employees Statutory Interest	(7.3)	0%	—	0%	2,235%
Net income	181.9	1%	282.1	6%	-36%
Adjusted EBITDA(1)	779.4	4%	516.2	11%	51%

(1)	See footnote 7 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for additional discussion of adjusted EBITDA and its reconciliation to other information in our financial statements.

Net sales and services. Net sales and services for the year ended December 31, 2007 increased by 316% to R$19,921.3 million from R$4,794.1 million for the year ended December 31, 2006, primarily as a result of the inclusion of Ipiranga’s net sales from the second quarter of 2007 following the Ipiranga Acquisition. The following table shows the change in sales for each of our segments:

	Year ended December 31,		Percent change
	2007	2006
	(in millions of reais)
Ultragaz	3,112.9	3,066.9	2%
Ipiranga	14,927.0	n.a.	n.a.
Oxiteno	1,685.7	1,549.5	9%
Ultracargo	229.1	226.1	1%

Ultragaz’ net sales and services increased by 2% to R$3,112.9 million for the year ended December 31, 2007 compared to R$3,066.9 million for the year ended December 31, 2006. The increase was driven by a 2% growth in sales volume, which was partially offset by a decrease in prices caused by increased competition in the Brazilian LPG market in the second half of the year.

Ipiranga’s net sales increased by 2% in 2007. The increase was driven by a 6% growth in sales volume and the effects of favorable regulatory changes, including increased enforcement, with respect to the Brazilian fuels sector and was partially offset by a decrease in ethanol prices due to a record high sugarcane harvest in 2007 and a reduction in ICMS taxes in Rio Grande do Sul State.

Oxiteno’s net sales and services increased 9% to R$1,685.7 million for the year ended December 31, 2007 compared to R$1,549.5 million for the year ended December 31, 2006. The increase in Oxiteno’s net sales and services was mainly due to a 14% increase in sales volume and a recovery in prices of international, partially offset by a 10% appreciation of the Brazilian real during the period.

Ultracargo’s net sales and services increased 1% to R$229.1 million for the year ended December 31, 2007, compared to R$226.1 million for the year ended December 31, 2006. The volume of products stored by Ultracargo levels terminals was 17% higher than in 2006, mainly at Santos, Suape and Aratu terminals and total kilometers traveled recorded by Ultracargo decreased by 21% from 2006, as a result of the company’s having concentrated its operations on providing higher value-added services.

Cost of sales and services. Cost of sales and services increased by 372% to R$18,224.2 million for the year ended December 31, 2007 compared to R$3,859.9 million for the year ended December 31, 2006, mainly as a result of the inclusion of Ipiranga’s costs as from the second quarter of 2007 following the Ipiranga Acquisition.

Ultragaz’ cost of sales and services increased by 3% to R$2,643.7 million for the year ended December 31, 2007 compared to R$2,572.6 million for the year ended December 31, 2006, mainly as a result of a 2% increase in sales volume.

Ipiranga’s cost of sales and services increased by 2% to R$18,411.9 million for the year ended December 31, 2007 compared to R$18,085.8 million for the year ended December 31, 2006, as a result of a 6% increase in volume, partially offset by a decrease in the cost of ethanol due to a record level sugarcane harvest in 2007 and a reduction in ICMS taxes in the state of Rio Grande do Sul.

Oxiteno’s cost of sales and services increased by 14% to R$1,358.6 million for the year ended December 31, 2007 compared to R$1,192.4 million for the year ended December 31, 2006. This increase was primarily due to a 14% increase in sales volume at higher unit costs due to successive oil price increases and was partially offset by a 10% appreciation of the Brazilian real.

Ultracargo’s 2007 cost of sales and services increased slightly from R$143.6 million in 2006 to 144.8 million in 2007, a reduction of 0.8%.

Gross profit. Gross profit increased by 82% to R$1,697.1 million for the year ended December 31, 2007, compared to R$934.2 million for the year ended December 31, 2006. Ultragaz’ gross profit was R$469.2 million for the year ended December 31, 2007, a 5% decrease compared to R$494.3 million for the year ended December 31, 2006. Ipiranga’s gross profit was R$1,061.1 for the year ended December 31, 2007, a 13% increase compared to R$941.2 million for the year ended December 31, 2006. Oxiteno’s gross profit was R$327.2 million for the year ended December 31, 2007, an 8% decrease compared to R$357.1 million for the year ended December 31, 2006. Ultracargo’s gross profit was R$84.2 million for the year ended December 31, 2007, a 2% increase compared with R$82.5 million for the year ended December 31, 2006. Ipiranga added R$813 million to Ultrapar’s gross profit in 2007 after the Ipiranga Acquisition.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 102% to R$1,223.3 million for the year ended December 31, 2007 from R$605.1 million for the year ended December 31, 2006. The increase was primarily due to the addition of Ipiranga’s selling, general and administrative expenses as from the second quarter of 2007 following the Ipiranga Acquisition.

Ultragaz’ selling, general and administrative expenses increased by 3% to R$337.6 million for the year ended December 31, 2007 compared to R$327.0 million for the year ended December 31, 2006, primarily due to higher sales volume and increased expenses for advertising and marketing in connection with the company marketing campaign for its seventieth anniversary.

Ipiranga’s selling, general and administrative expenses increased by 8% to R$738.0 million for the year ended December 31, 2007 compared to R$681.5 million for the year ended December 31, 2006, primarily due to: (i) an increase in sales volume primarily increasing freight expenses and (ii) higher expenses for advertising and marketing, as a result of projects such as Cartão Ipiranga Carbono Zero (Ipiranga Zero Carbon Card), Promoção 3,000 tanques (3,000 Full Tanks campaign), Clube VIP (VIP Club) and Clube do Milhão (Million Club). Oxiteno’s selling, general and administrative expenses increased by 5% to R$222.3 million for the year ended December 31, 2007 compared to R$212.2 million for the year ended December 31, 2006, due to benefits from increased scale, the effect of an appreciation of the Brazilian real on international freight and lower expenses from sales commissions due to the opening of sales offices in Argentina and the United States.

Ultracargo’s selling, general and administrative expenses decreased slightly to R$70.3 million for the year ended December 31, 2007 from R$71.0 million for the year ended December 31, 2006.

Operating income before financial items. Operating income before financial items increased by 47% to R$486.1 million for the year ended December 31, 2007 compared to R$330.4 million for the year ended December 31,

2006. Ultragaz’ operating income before financial items for the year ended December 31, 2007 was R$132.3 million, a 21% decrease compared to R$167.3 million compared to the year ended December 31, 2006. Ipiranga’s operating income before financial items was R$335.7 million for the year ended December 31, 2007, a 23% increase compared to R$272.5 million for the year ended December 31, 2006. Oxiteno’s operating income before financial items was R$106.6 million for the year ended December 31, 2007, a 27% decrease compared to R$146.3 million for the year ended December 31, 2006. Ultracargo’s operating income before financial items was R$14.6 million for the year ended December 31, 2007, a 28% increase compared to the R$11.4 million for the year ended December 31, 2006. The increase at Ultrapar was due to the inclusion of Ipiranga’s operating income before financial items following the Ipiranga Acquisition.

Financial income (expense), net. We reported net financial expense of R$119.4 million for the year ended December 31, 2007, compared to a net financial income of R$30.6 million for the year ended December 31, 2006. The decrease primarily reflects a temporary increase in Ultrapar’s net debt as a result of the Ipiranga Acquisition. On December 31, 2007, Ultrapar’s total receivables from Petrobras and Braskem as a result of the Ipiranga Acquisition were R$1.7 billion, corresponding to the stake of the petrochemical and fuel distribution assets Ultrapar acquired from the former shareholders of the Ipiranga Group on behalf of Petrobras and Braskem. The R$1 billion related to the separation of the petrochemical assets was paid to Ultrapar on February 27, 2008 and the remaining R$0.7 billion corresponds to the Northern Distribution Business, paid on May 14, 2008. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of the Ipiranga Group.”

As of December 31, 2007, we had a net debt position of R$1,434.1 million and a net foreign exchange rate exposure of R$(41.6) million. As of December 31, 2007, our total debt denominated in foreign currency was R$1,002.9 million, including pre-export finance contracts and import payables. At the same date our total asset position in foreign currency was R$961.3 million, consisting of investments indexed to the U.S. dollar and swap arrangements used to manage exchange rate fluctuations and exposure to foreign currency receivables. See, footnote 8 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for a more complete discussion of net cash (debt) and its reconciliation to information in our financial statements, as well as Notes 4, 14 and 19 to our consolidated financial statements included in this annual report.

Non-operating income (expense), net. We reported a net non-operating income of R$8.8 million for the year ended December 31, 2007 compared to a net non-operating expense of R$18.5 million for the year ended December 31, 2006. This net non-operating income is primarily attributable to profit from the sale of property, plant and equipment, particularly Ipiranga’s railroad cars in the amount of R$11.1 million, which was partially offset by expenses related to expansion projects. In 2006, the expense corresponded primarily to a write-off of deferred assets related to project studies.

Income and social contribution taxes. Income and social contribution tax expenses, net of benefits from tax holidays, totaled R$85.9 million for the year ended December 31, 2007, a 53% increase from R$56.1 million for the year ended December 31, 2006, primarily due to an increase in pre-tax income, as a result of the Ipiranga Acquisition, and to a decrease in tax benefits to Oxiteno’s plant in Camaçari from a 100% tax exemption as of December 31, 2006 to a 75% tax discount as of January 1, 2007. See “Item 4.B. Information on the Company — Business Overview — Petrochemicals and Chemicals — Oxiteno — Tax exemption status.”

Minority interest/equity in earnings of affiliates. Minority interest and equity in earnings of affiliates was R$100.4 million for the year ended December 31, 2007, compared to R$4.3 million for the year ended December 31, 2006. This increase reflects the addition of Ipiranga’s minority interest prior to the Share Exchanges in December 2007, when RIPI, DPPI and CBPI became Ultrapar’s wholly owned subsidiaries. Since October 2007, minority interest has returned to its 2006 level.

Net income. As a result of the foregoing, net income for the year ended December 31, 2007 was R$181.9 million, a decrease of 36% compared to R$282.1 million for the year ended December 31, 2006, primarily due to increased indebtedness and minority interests related to the Ipiranga Acquisition.

Adjusted EBITDA. Adjusted EBITDA increased by 51% to R$779.4 million for the year ended December 31, 2007 from R$516.2 million for the year ended December 31, 2006, due to the inclusion of Ipiranga’s adjusted EBITDA as of April 2007.

Ultragaz reported adjusted EBITDA of R$251.7 million for the year ended December 31, 2007, a 10% decrease compared to 2006, primarily due to increased competition in the Brazilian LPG market in the second half of 2007. Ipiranga’s adjusted EBITDA totaled R$419.7 million for the year ended December 31, 2007, a 20% increase compared to 2006, due to (i) increased sales volume, (ii) favorable regulatory changes and (iii) the effects of a record high sugar-cane harvest in 2007. Oxiteno’s adjusted EBITDA totaled R$154.8 million for the year ended December 31, 2007, a 19% decrease compared to 2006, as a result of a 10% appreciation of the Brazilian real and an increase in the cost of raw materials, particularly ethylene. Ultracargo reported adjusted EBITDA of R$43.0 million for the year ended December 31, 2007, a 13% increase compared to R$38.0 million in 2006, as result of increased storage operations.

Year ended December 31, 2006 compared to the year ended December 31, 2005.

The following table shows a summary of our results of operations for the years ended December 31, 2006 and 2005:

	Year ended December 31, 2006	Percentage of net sales and services	Year ended December 31, 2005	Percentage of net sales and services	Percent change
	(in millions of reais, except percentages)
Net sales and services	4,794.1	100%	4,693.8	100%	2%
Cost of sales and services	(3,859.9)	81%	(3,783.4)	81%	2%

Gross profit	934.2	19%	910.4	19%	3%
Selling, general and administrative expenses	(605.1)	13%	(551.7)	12%	10%
Other operating income (expense), net	1.3	0%	(0.4)	0%	425%

Operating income before financial items	330.4	7%	358.3	8%	(8)%
Financial income (expense), net	30.6	1%	(27.3)	1%	212%
Non-operating income (expense), net	(18.5)	0%	(1.8)	0%	928%
Income and social contribution taxes	(56.1)	1%	(28.8)	1%	95%
Minority interest/equity in earnings of affiliates	(4.3)	0%	(1.2)	0%	258%
Net income	282.1	6%	299.2	6%	(6)%
Adjusted EBITDA(1)	516.2	11%	546.0	12%	(5)%

(1)	See footnote 7 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for additional discussion of adjusted EBITDA and its reconciliation to other information in our financial statements.

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

Oxiteno’s selling, general and administrative expenses increased by 4% to R$212.2 million for the year ended December 31, 2006 compared to R$203.3 million for the year ended December 31, 2005, principally due to (i) an increase in volume sold, (ii) salary increases as a result of the annual collective wage agreement, and (iii) an increase in expenses at Oxiteno Mexico, which presented a 49% increase in volume sold in 2006.

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

Sources and uses of funds

Net cash flow from operations was R$468.2 million, R$384.3 million and R$410.0 million for 2007, 2006 and 2005, respectively. Our cash flow from operations increased by R$83.9 million in 2007 compared to 2006, mainly reflecting an increase in our cash flows from operations due to the Ipiranga Acquisition in 2007 and decreased by R$25.7 million in 2006 compared to 2005, mainly reflecting a decrease in our net income from 2005 to 2006. Net cash flow from financing activities totaled R$1,061.7 million, R$(183.6) million and R$762.0 million in the years ended December 31, 2007, 2006 and 2005, respectively, reflecting an increase in 2007 due to the issuance of R$889 million in debentures to finance the acquisition of shares of RIPI, DPPI and CBPI from the Key Shareholders and remaining minority voting common shareholders as part of the Ipiranga Acquisition. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of the Ipiranga Group.” The decrease in cash flow from financing activities in 2006 compared to 2005 reflects no major debt issuances in 2006.

Investing activities used cash of R$999.4 million, R$915.5 million and R$676.3 million in the years ended December 31, 2007, 2006 and 2005, respectively. Acquisitions of property, plants and equipment and additions to intangible assets and deferred charges used R$728.4 million, R$339.6 million and R$230.7 million in 2007, 2006 and 2005, respectively. For the year ended December 31, 2007, investing activities were mainly composed of fixed asset modernization, expansion of production capacity for specialty chemicals and investments made in Ipiranga’s operations related primarily to the addition of property, plants and equipment, expansion and renewal of our service stations network and leased equipment.

In addition to investing in the organic growth of its operations, in 2007 Ultrapar invested R$1,889 million in acquisitions, mostly for the Ipiranga Acquisition. Besides the Ipiranga Acquisition, we made smaller acquisitions during the period presented in this annual report, such as the acquisitions of Arch Química Andina, Unión Química and Petrolog, which are currently reflected in our results from operations and financial condition. None of these acquisitions, except for Ipiranga, is “significant” as defined in Rule 11- 01(b) of Regulation S-X of the Securities Act of 1933, as amended. For more information on our investments and capital expenditures, see “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Investments.”

We believe we have sufficient working capital for our present requirements. We have R$1,903.4 million in debt maturing from January 2008 through December 2008. Additionally we have an R$839 million capital expenditures budget for 2008.

As of December 2007, we had R$1,828.5 million in cash, cash equivalents, short-and long-term investments. Additionally, as of December 31, 2007 we had R$1.7 billion in short-term receivables due to the Ipiranga Acquisition, which was paid in the beginning of 2008. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of the Ipiranga Group”.

We anticipate that we will spend approximately R$5.4 billion in the next five years to meet long-term contractual obligations described in the Tabular Disclosure of Contractual Obligations below and budgeted capital expenditures. We expect to meet these cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financing and the refinancing of some of our indebtedness as it becomes due.

Indebtedness

As of December 31, 2007, our consolidated short-and long-term debt was as follows:

Indebtedness	Currency	Interest Rate(1)	Principal amount of outstanding and accrued interest through December 31,
			2007	2006	2005
			(in millions of reais)
Foreign currency-denominated loans:
Syndicated loan	US$	5.05%	106.4	128.5	140.6
Notes due in 2008	US$	9.88%	106.8	—	—
Notes due in 2015	US$	7.25%	443.7	535.6	586.5
Notes due in 2020	US$	9.00%	106.6	128.7	—
Export prepayment(2)	US$	6.20%	3.1	11.1	44.9
Advances on Foreign Exchange Contracts	US$	5.95% to 6.50%	132.1	1.3	9.8
BNDES — National Bank for Economic and Social Development	UMBNDES(3)	10.75%	6.0	12.9	22.3
BNDES — National Bank for Economic and Social Development	US$	7.76% to 10.91%	16.0	10.1	0.3
Financing of Inventories and Property Plant & Equipment (Oxiteno Mexico)	MX$(4)	TIIE(4) +1.10% to 2.0%	19.6	14.4	11.0
Financing of Inventories and Property Plant & Equipment (Oxiteno Mexico)	US$	LIBOR + 1. 0% to 3.5%	9.6	—	—
Working capital loan	MX$(4)	TIIE(4) + 1.0%	3.5	1.4	0.4
Foreign Financing	US$	LIBOR + 2.0%	21.7	26.2	28.5
FINIMP (7)	US$	6.54%	13.2	—	—
Real-denominated loans:
BNDES-National Bank for Economic and Social Development	R$	TJLP(5) + 1.8% to 4.85%	256.0	199.9	173.0
BNDES-National Bank for Economic and Social Development	R$	IGPM(6) + 6.5%	2.5	7.0	11.2
FINEP — Research and Projects Financing	R$	TJLP(5) -2.0% to 5.0%	61.5	46.9	38.1
FINAME — Financing for Machines and Equipment	R$	TJLP(5) + 2.7% to 5.1%	63.1	40.7	47.7
Debentures	R$	102.5% to 103.80% of CDI	1,578.8	312.8	317.9
BNB	R$	9.78% to 11.5% of FNE (8)	103.5	19.8	—
Financial Institutions	R$	100% of CDI	123.8	—	—
Others	R$		0.3	0.2	0.2
Total loans			3,177.8	1,497.4	1,432.4
Unrealized losses on swaps transactions			84.8	52.3	48.1

Total			3,262.6	1,549.7	1,480.5

(1)	Interest rate only as of 2007.
(2)	Net of linked operations.
(3)	UMBNDES is based on the average currency basket of the BNDES. The currency basket is a composition of all BNDES foreign currency debts.
(4)	MX$ is the Mexican currency and TIIE is the Mexican interbank interest rate.
(5)	TJLP (Long-Term Interest Rate) is a nominal rate of interest established quarterly. On December 31, 2007, TJLP was fixed at 6.25% p.a.
(6)	IGPM is the General Market Price Index in Brazil.
(7)	FINIMP is a short term loan used to finance the importation of general goods (whereby exporters receive payment immediately and importers pay the lender at the end of the loan term). The duration of these loans are generally one month.
(8)	FNE is Financing of Northeast Fund

Our consolidated debt as of December 31, 2007 had the following maturity schedule:

Maturity	Amount
(in millions of reais)
January 1, 2008 to December 31, 2008	1,903.4
January 1, 2009 to December 31, 2009	282.4
January 1, 2010 to December 31, 2010	204.0
January 1, 2011 to December 31, 2011	182.1
January 1, 2012 to December 31, 2012	55.7
Thereafter	635.0

Total	3,262.6

As of December 31, 2007, R$63.0 million of our consolidated debt was secured by property, plant and equipment, R$2.5 million was secured by shares of affiliated companies and by guarantees provided by minority shareholders. As of December 31, 2007, we guaranteed a portion of our subsidiaries’ indebtedness in the amount of R$986.2 million.

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

In April 2006, Oxiteno Overseas sold the Original Notes to a financial institution. Concurrently, the subsidiary acquired from this financial institution a credit linked note backed by the Original Notes, as mentioned in Note 15 to our consolidated financial statements, thus obtaining an additional return on this investment. The transaction matures in 2020, and either Oxiteno or the financial institution may redeem it early, although the subsidiary has only an annual option of redemption (purchase) from June 2008 onward. In the event of insolvency of the financial institution, Ultragaz would be required to settle the Original Notes, although Oxiteno Overseas would continue to be creditor of the credit linked note. Thus, the Company is no longer eliminating the Original Notes from its financial statements.

LPG International Notes. In December 2005, Ultragaz’ subsidiary, LPG International Inc., issued notes in the amount of US$250 million, maturing in December 2015, with annual interest rate of 7.25% paid semiannually, with the first payment made in June 2006. The issue price was 98.75% of the notes’ face value, which represented a total yield for investors of 7.429% per year upon issuance. The notes were guaranteed by the Company and Oxiteno. The proceeds from these notes will be used to refinance existing debt obligations, extend maturities, fund potential and for general corporate purposes.

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

Debentures. To finance part of the Ipiranga Acquisition, in April 2007, we issued debentures in the aggregate principal amount of R$889.0 million, in two series. The first series was issued on April 11, 2007, in the amount of R$675.0 million. The second series was issued on October 22, 2007 in the amount of R$214.0 million. The debentures have a term of one year from the issuance date and a coupon rate of 102.5% of CDI. In the first quarter of 2008 Ultrapar redeemed these debentures. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments.”

CBPI Notes. On August 1, 2003, CBPI issued US$135 million in notes in the international market. Part of these notes were redeemed in 2005 and 2006, in the amounts of US$1.3 million (R$3.1 million) and US$79.6 million (R$164.9 million), respectively. See “Item 5.B. Operating and Financial Review and Prospects — Operating and Financial Results — Liquidity and Capital Reserves — Indebtedness” and “Item 5.F. Operating and Financial Review and Prospects — Tabular Disclosure of Contractual Obligations.”

CBPI Debentures. On April 18, 2006, CBPI registered with the CVM a public offering of 35,000 subordinated debentures, single series and non-convertible into shares, in the total amount of R$350 million, maturing on April 1, 2011 at a rate of 103.8% of CDI. In the first quarter of 2008 CBPI redeemed these debentures. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments.”

Investments

Equity investments

The table below shows our investments in shareholding stakes for the years ended December 31, 2007, 2006 and 2005. For more details on these acquisitions see “Item 4.A. Key Information — History and Development of the Company — Investments.”

	Year ended December 31,
Company	2007	2006	2005
	(in millions of reais)
Ultragaz	0.1	0.1	—
Ipiranga	—	—	—
Oxiteno	22.7	0.1	—
Ultracargo	8.1	—	—
Others (1)(2)	1,883.1	1.1	—

Total	1,914.0	1.3	—

(1)	Investments made in connection with the Ipiranga Acquisition. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of the Ipiranga Group.”

(2)	Share repurchase program included in our consolidated statement of cash flows under “Cash flows from financing activities — Other.”

Investments in permanent assets and deferred charges

The following table sets forth our investments in permanent assets and deferred charges for the years ended December 31, 2007, 2006 and 2005.

	Year ended December 31
	2007	2006	2005
	(in millions of reais)
Ultragaz	128.9	104.8	83.0
Ipiranga(1)	143.6	n.a.	n.a.
Oxiteno	453.0	178.4	93.7
Ultracargo	44.2	34.5	41.4
Others(2)	3.4	1.2	0.6

Total capital expenditures, net of disposals	773.2	318.9	218.7

(1)	Includes financing and bonuses to our resellers, net of repayments, and assets acquired through leasing operations. Bonuses are lump sum payments made by distributors to resellers. Resellers typically use these payments to improve their facilities or to invest in working capital. Financing and bonuses for clients are included under working capital in the cash flow statement.
(2)	Includes expenditures related to maintenance of our headquarters which is performed by our wholly owned subsidiary Imaven Imóveis e Agropecuária Ltda.

At Ultragaz, our investment strategy has been to expand the small bulk delivery distribution, enhance our assets and to consolidate our geographic coverage. During the years ended December 31, 2007, 2006 and 2005, investments focused on expanding the small bulk market segment (UltraSystem), on fleet renewal and on the purchase and replacement of cylinders.

At Ipiranga investments were allocated to the expansion of the service station network, renewal of contracts and improvement in fuel service stations and distribution facilities, as well as to investments related to information technology.

At Oxiteno, during the years ended December 31, 2007, 2006 and 2005, capital expenditures were largely focused on increasing installed production capacity of specialty chemicals, in particular the construction of fatty alcohols plant in Camaçari, the expansion of production capacity of ethylene oxide at Mauá, the modernization of industrial plants, and the development of new products.

At Ultracargo, during 2007 we have invested in the expansion of the Aratu terminal (Bahia) and in the maintenance of other terminals. For the years ended December 31, 2006 and 2005, Ultracargo’s capital expenditures focused on expanding the Suape terminal, the construction of the Santos terminal, the maintenance of our existing storage facilities and on fleet expansion.

The investment plan for 2008, excluding acquisitions, totalling R$839 million, R$140 million to be invested in Ultragaz, R$171 million in Ipiranga, R$479 million in Oxiteno and R$48 million in Ultracargo. At Ultragaz, investments are expected to primarily involve the expansion of the bulk LPG distribution (UltraSystem) and the strengthening of the company’s operations in the North and Northeast of Brazil. At Ipiranga the investments are expected to be made mainly in expanding the company’s service station network and carrying out operational improvements. Planned investments at Oxiteno are expected to include: (i) the completion of the fatty alcohols plant, (ii) the conclusion of the expansion of ethylene oxide production capacity at Mauá and the expansion at Camaçari and (iii) the expansion of our specialty chemicals production capacity. At Ultracargo, investments will be made in the expansion of our terminals and in-house logistics operations.

U.S. GAAP reconciliation

Our net income under Brazilian GAAP was R$181.9, R$282.1 million and R$299.2 million for the years ended December 31, 2007, 2006 and 2005, respectively. Under U.S. GAAP, we had net income of R$217.5, R$280.5 million and R$288.9 million, respectively, for the years ended December 31, 2007, 2006 and 2005.

Our shareholders’ equity under Brazilian GAAP as of December 31, 2007 and 2006 was R$4,600.9 million and R$1,933.5 million, respectively. Under U.S. GAAP, we had shareholders’ equity of R$4,642.4 and R$1,872.9 million, respectively, as of December 31, 2007 and 2006. Shareholders’ equity and net income in 2004 and 2005 were retroactively adjusted to reflect changes in accounting policies as from January 2006. See “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Critical Accounting Policies and Estimates” and Note 25 I(r) to our consolidated financial statements for more information regarding these changes in accounting policies.

The principal differences between Brazilian GAAP and U.S. GAAP that affect our net income and shareholders’ equity relate to the treatment of the following items:

•	assets retirement obligation;

•	pension plan;

•	lease contracts;

•	accounting for refunds;

•	capitalized interest;

•	fixed assets revaluation reversal;

•	reversal of deferred charges;

•	restatement of property, plants and equipment to adjust for the effects of inflation between January 1, 1996 and December 31, 1997, and its respective depreciation, not required by Brazilian GAAP;

•	differences in equity accounting;

•	differences in goodwill accounting;

•	securities available for sale;

•	purchase value adjustments relating to business combinations (including the 2002 corporate restructuring);

•	fair value adjustments of derivatives; and

•	deferred tax effects on the foregoing adjustments.

See Note 25 to our consolidated financial statements for a description of the differences above as they relate to us and a reconciliation to U.S. GAAP of net income and total shareholders’ equity.

C. Research and Development, Patents and Licenses, etc.

Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. As of December 31, 2007, 113 employees of Oxiteno were engaged in research and development and engineering activities. Oxiteno’s research and development expenditures in 2007, 2006 and 2005 were R$19.4 million, R$18.4 million and R$17.4 million, respectively. In 2004, Oxiteno founded its own “Science and Technology Council” (the “Council”) with six of the world’s major specialists in surfactants being members. The Council, which first met from December 7 to 10, 2004, analyzed the company’s research and development projects’ portfolio, as well as the methodology used. Many of these recommendations will enable the company to increase its efficiency in research and development, as well as enlarge its partnerships with international entities. The Council met again in September 2005, October 2006 and September 2007. In December 2005, Oxiteno signed a contract with PMD — Project Management and Development Co., or PMD, a private Saudi-Arabian company with their head-office in the industrial city of Al Jubail, for the license of technologies for the production of ethanolamines and ethoxylates. The technologies licensed by Oxiteno will be used in the petrochemical complex located in Al Jubail, currently being built by PMD. The plants that will use the Oxiteno technologies will have a production capacity of 100,000 tons/year of ethanolamines and 40,000 tons/year of ethoxylates.

Ipiranga owns the trademark for the brands used in its distribution business, including Ipiranga, Rodo Rede, Jet Oil, Corrida Premiada, Posto 24 Horas, Atlantic, F1 Master, F1 Super, Ipiranga 4x4, Lub Fácil, Sintex, Moldax, Rede Nota Dez, Ipitrust, GP Super DPPISA, Ipicil, Ipiflex, Ipilube, Ipitur, Isa, Marina 2T Plus, among several others. The trademark for Gasolina Original Ipiranga (Original Ipiranga Gasoline) has been requested of the Brazilian government. The trademarks for these brands expire between 2008 and 2016. CBPI also owns a supplying pump fuel and other patents. One of Ipiranga’s subsidiaries, am/pm Comestíveis Ltda., is the franchisor of the am/pm brand in Brazil.

D. Trend Information

LPG business

Between 2003 and the end of 2007, LPG prices charged to LPG distributors in Brazil have been stable, despite increases in oil and LPG prices in the international markets. However, appreciation of the real compared to the U.S. dollar has partially offset the increase in international LPG prices, decreasing the difference between LPG prices in Brazil and in the international markets. We cannot guarantee that this trend will continue. Any sharp increase in LPG prices charged to LPG distributors could have an impact on Ultragaz’s results if it is unable to pass on such cost increase to its customers.

In 2006, the Bolivian Federal Government announced the nationalization of its natural gas reserves, for which one of our products, LPG, is a suitable substitute in the bulk segment. This announcement created uncertainties related to the supply of natural gas in Brazil given that a significant portion of the natural gás consumed in Brazil is supplied by Bolivia. Uncertainties regarding natural gas supply in Brazil have positively influenced the Brazilian LPG market such that bulk clients are reconsidering switching from LPG to natural gas as an energy source. A shortage in natural gas supply in Brazil could have a positive influence on Brazilian LPG market demand, thus increasing the volume Ultragaz sells in the future, even though there is no assurance this will actually happen.

Chemical and petrochemical business

Oxiteno’s revenues in 2007 were negatively impacted by the appreciation of the real against the U.S. dollar that has persisted since 2003, as a large portion of Oxiteno’s product prices are linked to the U.S. dollar. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates”. The continuation of a significant appreciation of the real compared to the U.S. dollar could have a negative impact on Oxiteno’s revenues in the future. Oxiteno’s main raw material is the ethylene, which is produced from naphtha in Brazil. Naphtha prices in Brazil fluctuate with oil prices, which recently sharply increased in the international markets and impacted Oxiteno’s costs. We cannot predict whether oil and ethylene prices will continue to increase. An increase in ethylene prices could have a negative impact on Oxiteno’s results of operations if Oxiteno is not able to pass on cost increases to its customers.

Brazilian fuel consumption

Recent economic indicators published by IBGE have shown a decrease in unemployment levels. IBGE indicators have also shown an improvement in the Brazilian economy, with GDP having increased by 5.4% in 2007 from 2006. This, together with greater availability of credit, has resulted in record levels of vehicle sales. Despite record car sales, however, Brazil’s current fleet is small compared to other Latin American countries, with 8 inhabitants per vehicle, whereas Argentina and Mexico have 5 inhabitants per vehicle, according to ANFAVEA. Based on the current expansion in the economy and credit availability, together with the low ratio of inhabitants per vehicle, Ultrapar believes the outlook for increased Brazilian fuels consumption will be positive for the coming years. The increase in fuels consumption could have a positive effect on the future volume sold by the company, but we cannot guarantee that this trend will continue.

E. Off Balance Sheet Arrangements

Our subsidiaries have provided guarantees to financial institutions related to amounts owed to those institutions by certain of their customers (vendor financing). The guarantees have a term of up to 213 days and are equal to the terms of the related financing arrangements. There exists no recourse provision that would enable us or our subsidiaries to recover any amount paid to the financial institutions under these guarantees. In the event that the financial institutions exercise these guarantees, we are entitled to recover the amount paid directly from our customers under the vendor contracts. At December 31, 2007, the maximum potential payment under these guarantees totaled R$21.6 million, which represented a R$13.3 million decrease over December 31, 2006. At December 31, 2007, in accordance with Brazilian GAAP, we did not record any liability on our consolidated financial statements related to these guarantees.

Moreover, as of December 31, 2007, Ipiranga was party to leasing contracts, mainly related to the acquisition of equipment, such as tanks, pumps and compressors in the total amount of R$17.7 million. The durations of the contracts range from 36 to 48 months. See Note 20 (d) to our consolidated financial statements for more details on leasing agreements.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations, as of December 31, 2007:

	Payment due by period
Contractual obligations	Total	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
	(in millions of reais)
Financing	3,262.6	1,903.4	486.4	237.8	635.0
Estimated interest payments on financing(1)(2)	801.7	237.3	214.4	130.6	219.5
Estimated planned funding of pension and other postretirement benefit obligations—Ultraprev(1)	189.0	5.7	12.3	13.6	157.4
Purchase obligations(3)	3,852.6	232.4	501.5	544.3	2,574.4
Operating leases(4)	85.8	5.6	11.2	11.2	57.8
Ipiranga’s Estimated planned funding of pension and other postretirement benefit obligations(5) – Fundação Martins Bastos	168.2	6.5	14.0	15.4	132.3
Financial leases(6)	17.7	7.7	10.0	—	—
Royalties(7)	4.3	0.6	1.2	1.2	1.2

Total contractual obligations	8,381.9	2,399.2	1,251.0	954.1	3,777.6

(1)	The estimated interest payment amount was calculated based on macro-economic assumptions including, on average for the period, principally (i) a 11% CDI interest rate, (ii) a 2% variation in the reais to U.S. dollar exchange rate, (iii) a 2% inflation rate, and (iv) an 6% TJLP rate. See “Item 5.B. Operating and Financial Review and Prospect — Liquidity and Capital Resources — Indebtedness” and Note 14 to our consolidated financial statements for more information about the maturity of our debt and applicable interest rates. See Note 14 and Note 25 V (e) to our consolidated financial statements for more information on the maturity and the fair value of our swap agreements. See Note 24 to our consolidated financial statements for more information relating to our estimated planned funding of pensions and other post-retirement benefit obligations.
(2)	Includes estimated interest payments on our short- and long-term debt.
(3)	The purchase obligation relates to a long-term contract with Braskem under which we are committed to purchase a minimum quantity ethylene annually. In the event that this commitment is not met, we are obliged to pay a fine of a maximum of 40% of the annual ethylene volume, multiplied by the price of ethylene. This contract does not establish the price of ethylene and for this reason the amount in reais is based on the purchase price as at December 31, 2007. On August 16, 2006, Oxiteno signed a memorandum of understanding, altering the ethylene supply contract with Braskem S.A. described above. The memorandum of understanding regulates new conditions of ethylene supply through 2021, and in 2007 and 2008, Oxiteno is receiving an increased volume of ethylene, with the minimum quantity in tons increasing to 180 thousand and 190 thousand, respectively. The new condition provided for in the memorandum of understanding is reflected in the minimum purchase commitments discussed in the table above.
(4)	Our subsidiary company Terminal Químico de Aratu S.A. — Indústria e Comércio has contracts with CODEBA — Companhia Docas do Estado da Bahia, and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its port facilities in Aratu and Suape, respectively. Such contracts establish a minimum cargo movement of products of 1,000,000 tons per year in Aratu, effective through 2022 and 250,000 tons per year in Suape, effective through 2027. If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement based on the port tariff rates on the date established for payment. As of December 31, 2007, these rates were R$4.59 for Aratu and R$3.97 for Suape. The Company has been in compliance with the minimum movement of products since the inception of the contracts.
(5)	See Note 24 to our consolidated financial statements for more information regarding Ipiranga’s estimated planned funding of pensions and other post-retirement benefit obligations.

(6)	On December 31, 2007, CBPI and DPPI were party to lease agreements principally related to fuel distribution equipment, such as tanks, gas pumps and compressors. The terms of these agreements are between 36 and 48 months.
(7)	Corresponds to a franchise contract with am/pm under which Ipiranga is required to pay minimum royalty fees until 2015.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table lists the current members of our Board of Directors and senior management.

Lender	Position	Years with the Company	Age
Board of Directors
Paulo Guilherme Aguiar Cunha	Chairman	41	68
Lucio de Castro Andrade Filho	Vice Chairman	31	63
Ana Maria Levy Villela Igel	Director	10	65
Renato Ochman	Director	7	48
Nildemar Secches	Director	6	59
Paulo Vieira Belotti	Director	10	76
Olavo Egydio Monteiro de Carvalho	Director	5	66
Luiz Carlos Teixeira	Director	—	61

Executive Officers
Pedro Wongtschowski	Chief Executive Officer	30	62
André Covre	Chief Financial and Investor Relations Officer, Ultrapar	4	37
João Benjamin Parolin	Officer, Oxiteno	22	49
Pedro Jorge Filho	Officer, Ultragaz	30	54
Eduardo de Toledo	Officer, Ultracargo	20	43
Leocádio de Almeida Antunes Filho	Officer, Ipiranga	1	57

Summarized below is information regarding the business experience, areas of experience and principal outside business interest of the current members of our Board of Directors and our senior management.

Paulo Guilherme Aguiar Cunha. Mr. Cunha has been the chairman of our board of directors since 1998 and was our Chief Executive Officer until January 2007. Mr. Cunha was also the chief executive officer of Oxiteno from 1981 to 2006 and a member of the board of directors of Monteiro Aranha since 1997. Mr. Cunha joined Ultrapar in 1967 and was appointed vice president in 1973 and chief executive officer in 1981. Mr. Cunha has also been a member of the CMN — National Monetary Council, BNDESPAR, a subsidiary of BNDES, president of the Brazilian Association of Technical Standards — ABNT, and President of IBP, the Brazilian Petroleum Institute. Mr. Cunha is a member of the consulting board of ABIQUIM, the Brazilian Chemical Industry Association, a board member of the Superior Council of Economy and of the Consultative Council for Industry of FIESP, the state of São Paulo Industry Association and ex-President of IEDI — Research Institution for the Industrial Development. Mr. Cunha is also a member of the board of IBMEC Business School and of the board of IPT — Technological Research Institution. Mr. Cunha received a degree in industrial mechanical engineering from PUC — Catholic University in Rio de Janeiro in 1962. Mr. Cunha also was a Professor of Engineering at the Catholic University and at the Federal University of Rio de Janeiro from 1963 to 1966.

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

Renato Ochman. Mr. Ochman joined us in April 2001 as a member of the board of directors. Mr. Ochman is a partner in the law firm Carvalhosa, Eizirik, Ochman and Real Amadeo Advogados Associados S/C and General Secretary of the Chamber of Commerce and Industry of Brazil-Israel. Mr. Ochman is a member of the Youth’s Committee of the United Nations — Brazil, a member of the Board of Grendene and is also a member of the audit committee of the Association for Assistance to Handicapped Infants. Previously, Mr. Ochman taught commercial law at the Fundação Getúlio Vargas and acted as legal counsel for the Brazilian Association of Supermarkets. Mr. Ochman has obtained a law degree from the Catholic University of Rio Grande do Sul and a commercial law masters degree and post-graduate degree from the Catholic University of São Paulo.

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

Olavo Egydio Monteiro de Carvalho. Mr. Monteiro de Carvalho joined our company in December 2002 as a member of the board of directors. He is chairman of the board of directors of Monteiro Aranha S.A. and a member on the board of Klabin S.A. He is also a member of the Brazil-United States Business Council, member of the Brazil-Japan Conceptual Group and President of Associação Comercial do Rio de Janeiro, a post for which he was reelected in 2007. He holds a mechanical engineering degree from Technische Hochschule in Munich.

Luiz Carlos Teixeira. Mr. Teixeira joined our company in April 2008 as a member of the board of directors. He is an officer of União Geral de Trabalhadores of the bank sector, member of the Board of Previ (Pension Fund of Banco do Brasil’s employees) and Federação Latinoamericana dos Trabalhadores Bancários. He is also member of the Fiscal Council of Instituto de Promoção Social – IPROS. He holds a marketing degree from Escola Superior de Propaganda e Marketing and a master degree in Political and Social Science from Universidade Moura Lacerda.

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

André Covre. Mr. Covre joined Ultrapar in 2003 as Corporate Planning and Investor Relations Director. Mr. Covre has been the company’s Chief Financial and Investor Relations Officer since March 2007. Mr. Covre has more than 15 years of experience in corporate finance, mergers & acquisitions and capital markets. Mr. Covre began his career with Unisys Corp. in the United States, and was formerly a director of ABN AMRO Capital in Amsterdam, a private equity and venture capital fund. Mr. Covre holds an MBA from INSEAD, in France, and a bachelor degree in government studies from Fundação Getúlio Vargas in São Paulo.

Eduardo de Toledo. Mr. Toledo is an officer of Ultrapar since April 2005. He joined the company in 1987 at Ultrapar controlling area. Mr. Toledo was responsible for the treasury department between 1990 and 1996. From 1996 to 2003, he has held the position of Administrative and Controlling Officer at Oxiteno. Mr. Toledo has been Ultracargo’s Chief Operating Officer since 2003. He is also Chairman of the board of directors of Odontoprev S.A. and Member of the Board of Farmasa S.A. He holds Bachelor of Science degrees in Industrial Engineering (Escola Politécnica da Universidade de São Paulo) and Economics (Faculdade de Economia e Administração da Universidade de São Paulo). Mr. Toledo received a degree in the “International Executive Program” at INSEAD, in Fontainebleau, France in 1995. He taught, for 4 years, the subject of Introduction to Accounting and Expense at Fundação Carlos Alberto Vanzolini — Universidade de São Paulo.

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

Leocádio de Almeida Antunes Filho. Mr. Antunes is an officer of Ultrapar since May 2008. He has held a number of positions at Ipiranga since 1987 when he joined as Commercial Officer at Fertisul S.A. and Officer at Ipiranga Serrana Fertilizantes S.A. In 1993 he served as an executive officer at CBPI. Currently Mr. Antunes is Ipiranga’s Chief Operating Officer and is also Vice-Presidente of SINDICOM. He earned a degree in Economics from Universidade Federal do Rio Grande do Sul and post graduation and a master degree in Agricultural Economics at University of Reading (UK) and University of London, respectively. Furthermore, he has completed the Advanced Executive Program, from J.L. Kellogg Graduate School of Management in Northwestern University, USA.

B. Compensation

For the year ended December 31, 2007, the aggregate compensation of our directors and executive officers was approximately R$15.2 million. A portion of such amount is represented by variable compensation, dependent on business performance as measured by metrics such as Economic Value Added — EVA and adjusted EBITDA. Except for the expenses related to Ultraprev — Associação de Previdência Complementar, known as Ultraprev, which manages our pension plan, we have not set aside or accrued any additional amounts for pension, retirement or similar benefits for our directors and executive officers. See “Item 6.D. Directors, Senior Management and Employees — Employees.”

On April 27, 2001, the General Shareholders’ Meeting approved a plan for granting stock options (“The Stock Option Plan”) to members of management and employees in executive positions in the Company and its subsidiaries. On November 26, 2003, the Extraordinary General Shareholders’ Meeting approved certain amendments to the original plan of 2001 (the “Deferred Stock Plan”). In the Deferred Stock Plan, certain members of management have the voting and economic rights of preferred shares held as treasury stock and the ownership of these shares is retained by Ultrapar. The Deferred Stock Plan provides for the transfer of the ownership of the shares to those eligible members of management after five to ten years from the initial concession of the rights subject to uninterrupted employment of the Deferred Stock Plan participant by the Company during the period. The Board of Directors determines the number of shares to which each eligible participant shall have rights. The total number of shares to be used for the Deferred Stock Plan is subject to the availability in treasury of such shares. It is incumbent on Ultrapar’s executive officers to select the members of management eligible for the plan and propose the number of shares in each case for approval by the Board of Directors. As of December 31, 2007, the amount granted to the Company’s executives, including tax charges, totaled R$16.3 million. This amount is amortized over the period of the Plan. The amortization for 2007 amounts to R$1.3 million and is recorded as an operational expense for 2007.

Some of our executive officers are entitled to receive variable compensation dependent on the performance of our company stock over the course of 5 years, from 2006 to the end of 2011, payable as a cash bonus at the end of such period if the stock price appreciates at a pre-determined level. As of the date of this annual report, no compensation was paid to our executives based on such methodology.

C. Board Practices

We are managed by our board of directors (i.e., Conselho de Administração) and by our executive officers (i.e., Diretoria). Our Board of Directors consists of eight members, of whom four are independent, non-executive members, two were executive officers until December 2007 and one was appointed by a minority of preferred shareholders at the General Shareholders’ Meeting on April 28, 2008. Our Board of Directors generally meets every 45 days or whenever called by its chairman or by any two directors. During 2007, nine board meetings were held. Each meeting of the Board of Directors requires a quorum of a minimum of three members, including the chairman or the vice-chairman. The Board of Directors is responsible for our general policies, for electing our executive officers and supervising their management, and for deliberating on capital increases up to the authorized capital, distributions of dividends and interest on shareholders’ equity, investments in other companies, our dissolution or incorporation and the appointment of independent auditors. Pursuant to Brazilian law, each member of the Board of Directors must hold at least one of our common or preferred shares and be elected by the holders of our common or preferred shares at the General Shareholders’ Meeting.

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

Executive Officers

Our executive officers include our chief executive officer and a minimum of three and a maximum of five other members. Each of our current executive officers has been appointed by the Board of Directors for a one-year term, which began on April 28, 2008, and they may remain in office until the Board of Directors meeting that will appoint the executive officers in 2009. Sitting members can be reelected for additional one-year terms.

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

Our Fiscal Council consists of five members and their respective alternate members. The Fiscal Council is a separate corporate body independent of our management and our external independent registered public accounting firm. According to the Brazilian Corporate Law, the Fiscal Council must meet at least four times per year. Since its establishment, in July 2005, our Fiscal Council has been meeting on a monthly basis, and in 2007, they held twelve meetings. Our Fiscal Council is responsible for reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with applicable accounting, internal control and auditing requirements and in compliance with the provisions of Brazilian corporate law; the forms of the CVM and requirements for listing on Bovespa; the rules of the SEC and the requirements for listing on the New York Stock Exchange. Our Fiscal Council also (1) makes recommendations to our board of directors regarding the appointment, retention and oversight of our independent auditors, (2) discusses matters related to interim and annual financial statements with the management of the company and the independent auditors, (3) reviews and evaluates the performance of internal auditing and (4) discusses matters related to effectiveness of the internal controls of the company with management and independent auditors. Our Fiscal Council is supporting the implementation by the company of improved procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. Our Fiscal Council may hire outside advisors to assist it with matters related to the course of their duties, and such expenses are covered by the company. The members of our Fiscal Council are elected by our shareholders at the annual general shareholders’ meeting for one-year terms and are eligible for reelection. The terms of the members of our Fiscal Council expire at the next annual general shareholders’ meeting. Under the Brazilian Corporation Law, individuals who are members of our board of directors or our board of executive officers or are employees or spouses or relatives of any member of our management are not eligible to serve on the Fiscal Council. To be eligible to serve on our Fiscal Council, a person must be a resident of Brazil and either a university graduate or has been a company officer or Fiscal Council member of another Brazilian company for at least three years prior to election to our Fiscal Council.

On April 28, 2008, the General Shareholders’ Meeting approved compensation for the members of the Fiscal Council of R$7,400 per month for each effective (non-alternate) member, except for the President of the Fiscal Council, whose compensation was set at R$8,000 per month.

The following table lists the members of our Fiscal Council and their alternates who served on the Fiscal Council during 2007:

Name	First Year of Appointment
Wolfgang Eberhard Rohrbach	2005
Tania Maria Camilo (alternate)	2006
John Michael Pimenta de Moraes Streithorst	2005
Ricardo José Arruda de Negreiros (alternate)	2005
Flavio César Maia Luz	2005
Márcio Augustus Ribeiro (alternate)	2007
Mário Probst	2005
Katuyoshi Utiyama (alternate)	2005
Raul Murgel Braga	2005
Pedro Ozires Predeus (alternate)	2005

An election of the Fiscal Council was held on April 28, 2008, at which all members were reelected, except for John Michael Pimenta de Moraes Streithorst and the respective alternate, Ricardo José Arruda de Negreiros, who were replaced by Edson Pena Júnior and by Waldenor Moreira Borges Filho as alternate. Summarized below is information regarding the business experience, areas of experience and principal outside business interests of the current members of our Fiscal Council.

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

Wolfgang Eberhard Rohrbach. Mr. Rohrbach is the investment controller at Monteiro Aranha Group, and a member of the Fiscal Council of its affiliates, including Klabin S.A. Mr. Rohrbach also served as member of the Fiscal Council at Ericsson, Volkswagen do Brasil, Matel Tecnologia de Teleinformática S.A. — MATEC and Oxiteno S.A. Indústria e Comércio. As member of the Fiscal Council of Ericsson do Brasil he introduced the Audit Committee in the company. Mr. Rohrbach received a degree in economics from Universidade de São Paulo.

Edson Pena Júnior. Mr. Pena is retired from Banco do Brasil. Mr. Pena also acted as Member of the Consultant Board of Cooperativa Vinícola Aurora, Assistant of Officer Board of Banco do Brasil, Member of Fiscal Council of Banco do Brasil — BI Kepler Weber and Internal Audit Executive Manager of Banco do Brasil. Mr. Pena received a degree in accounting from UNICEUB – Brasília.

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

In 2000, the São Paulo Stock Exchange, or Bovespa, introduced three special listing segments, known as Levels 1 and 2 of Differentiated Corporate Governance Practices and New Market (Novo Mercado), aiming at fostering a secondary market for securities issued by Brazilian companies with securities listed on Bovespa, by prompting such companies to follow good practices of corporate governance. The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law. These rules generally increase shareholders’ rights and enhance the disclosure of information provided to shareholders.

In October 2005, we entered into an agreement with Bovespa and have complied with the requirements to become a Level 1 company. In becoming a Level 1 company, we have:

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

On February 20, 2008, Ultrapar Board of Directors decided to join to Level 2 of Bovespa’s Special Corporate Governance Levels after the completion of the Ipiranga Acquisition. In becoming a Level 2 company we are required to comply with the following, in addition to the requirements of Level 1: (i) giving voting rights to preferred shareholders for such matters as changes in corporate type, mergers, spin-offs and consolidations, (ii) making a tender offer for the purchase of all outstanding shares, at their economic value, if the company goes private or in the event the company ceases to be a Level 2 company and (iii) adhering to the rules of an arbitration panel responsible for resolving any conflict and consisting of specialists in the relevant dispute areas. As was already the case for Level 1, Ultrapar corporate governance standards will continue to exceed the requirements of Level 2, the most prominent of which is the 100% tag along rights for all shareholder classes, while the requirement of Level 2 is 80% for all shareholder classes.

D. Employees

As of December 31, 2007, we had 9,653 employees. The following table sets forth our number of employees per line of business at the dates indicated.

	Number of employees
	2007	2006	2005
Ultragaz	4,467	4,424	4,424
Ipiranga	2,317	n.a.	n.a.
Oxiteno	1,441	1,263	1,210
Ultracargo	1,193	981	1,151
Others(1)	235	217	207
Ultrapar	9,653	6,885	6,992

(1)	Includes headquarters personnel from the maintenance, IT, finance and accountant departments.

Ultragaz’ employees are covered by collective agreements with the labor unions representing the employees in the LPG industry. Ipiranga’s employees are covered by collective bargaining agreements with the labor unions representing our fuel distribution employees. According to Brazilian legislation, Oxiteno’s employees are represented by labor unions, and are currently covered by collective agreements, which are renewed annually.

All Ultracargo’s employees are covered by a collective agreement, which incorporates clauses of a social, financial, labor union and labor relations nature signed by the companies, labor unions and employees.

In February 2001, our Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by Ultrapar and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev — Associação de Previdência Complementar, known as Ultraprev, since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective contribution in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective contribution over a period of 5 to 25 years. The sponsoring company does not guarantee the amounts or the duration of the benefits received by each employee that retires. The total number of participating employees as of December 31, 2007 was 5,522.

RIPI, DPPI and CBPI, together with the other companies that formerly formed the Ipiranga Group, are sponsors of Fundação Francisco Martins Bastos, or FFMB, which provides a defined benefit plan, in which the contribution is made according to the amount expected to be received in the future, for their employees. The cost of the plan is apportioned between the sponsors and participants. The total number of participating employees as of December 31, 2007 was 5,581.

E. Share Ownership

In accordance with our bylaws, there are two classes of capital stock authorized and outstanding, the common shares and the preferred shares, of which only the common shares have voting rights in any matter. See “Item 6.B. Directors, Senior Management and Employees — Board Practices — Corporate Governance.”

In connection with the Share Exchanges, Ultrapar issued 54,770,590 new preferred shares. Each RIPI, DPPI and CBPI preferred or common share outstanding was exchanged for an Ultrapar preferred share at the rate of 0.79850, 0.64048 and 0.41846 Ultrapar shares per target company share, respectively. After the Share Exchanges, our numbers of preferred shares and total shares increased to 86,666,102 and 136,095,999, respectively.

The table below sets forth the number of our total shares (common and preferred shares) beneficially owned by each of our directors and executive officers as of May 31, 2008, including through their participation in our controlling parent company Ultra S.A. Participações.

	Common		Preferred		Total
	Shares	%	Shares	%	Shares	%
Board of directors
Paulo Guilherme Aguiar Cunha(1)	4,414,893	10%	4,448	0%	4,419,341	3%
Lucio de Castro Andrade Filho(1)	1,392,038	3%	3	0%	1,392,041	1%
Ana Maria Levy Villela Igel(1)	9,039,644	18%	254,464	0%	9,294,108	7%
Olavo Egydio Monteiro de Carvalho	375,310	1%	72,844	0%	448,154	0%
Renato Ochman	15	0%	2	0%	17	0%
Nildemar Secches	15	0%	2	0%	17	0%
Paulo Vieira Belotti	15	0%	2	0%	17	0%
Luiz Carlos Teixeira	—	0%	1	0%	1	0%

Executive officers
Pedro Wongtschowski(1)	592,246	2%	—	0%	592,246	0%
André Covre(2)	—	0%	30,400	0%	30,400	0%
Eduardo de Toledo(2)	—	0%	74,975	0%	74,975	0%
João Benjamin Parolin(2)	—	0%	41,400	0%	41,400	0%
Pedro Jorge Filho(2)	—	0%	74,975	0%	74,975	0%
Board of directors and executive officers	15,814,176	32%	553,516	1%	16,367,692	12%

Total	49,429,897		86,666,102		136,095,999

(1)	Individuals who beneficially own shares primarily through their participation in the holding company Ultra S.A. Participações. See “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders.”
(2)	Executives who were granted shares through the Deferred Stock Plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The table below shows the capital stock of Ultrapar as of May 31, 2008:

	Common		Preferred		Total
	Shares	%	Shares	%	Shares	%
Shareholders
Ultra S.A. Participações	32,646,694	66%	12	0%	32,646,706	24%
Caixa de Previdência dos Funcionários do Banco do Brasil	—		11,934,824	14%	11,934,824	9%
Parth Investments Company(1)	9,311,730	19%	1,396,759	2%	10,708,489	8%
Monteiro Aranha S.A.	5,212,637	11%	1,011,729	1%	6,224,366	5%
Ultra-DI Participações S.A.(1)	490,095	1%	73,514	0%	563,609	0%
Others	1,768,741	4%	72,249,264	83%	74,018,005	54%

Total	49,429,897	100%	86,666,102	100%	136,095,999	100%

(1)	Parth Investments Company and Ultra-DI Participações S.A., which together hold 19.8% of our common shares, are controlled by Daisy Igel.

Ownership and Capital Structure of Ultra S.A. Participações

As of April 30, 2007, Ultra S.A. Participações, or Ultra S.A., owned approximately 24% of Ultrapar’s voting shares. As of May 31, 2008, the capital stock of Ultra S.A. was owned as follows:

	Common		Preferred		Total
	Shares	%	Shares	%	Shares	%
Shareholders
Fabio Igel	7,518,770	12%	1,768,275	7%	9,287,045	10%
Rogério Igel	4,634,187	7%	1,130,519	4%	5,764,706	7%
Joyce Igel de Castro Andrade	6,188,622	10%	2,062,989	8%	8,251,611	9%

	Common		Preferred		Total
	Shares	%	Shares	%	Shares	%
Marcia Igel Joppert	6,201,602	10%	2,062,988	8%	8,264,590	9%
Christy Participações Ltda	6,425,199	10%	4,990,444	20%	11,415,643	13%
Others	5,113,099	8%	932,571	4%	6,045,670	7%

Shareholders	36,081,479	57%	12,947,786	51%	49,029,265	55%

Directors and officers
Paulo Guilherme Aguiar de Cunha	11,974,109	19%	—	—	11,974,109	14%
Ana Maria Levy Villela Igel	9,764,689	15%	12,395,100	49%	22,159,789	25%
Lucio de Castro Andrade Filho	3,775,470	6%	—	—	3,775,470	4%
Pedro Wongtschowski	1,606,301	3%	—	—	1,606,301	2%

Directors and Officers	27,120,569	43%	12,395,100	49%	39,515,669	45%

Total	63,202,048	100%	25,342,886	100%	88,544,934	100%

All of the securities are held in Brazil and there are 20 record holders of these securities in Brazil.

Shareholders’ Agreements

On March 22, 2000, our controlling shareholders entered into a Shareholders’ Agreement designed to ensure the equal treatment of all shareholders in the event of any change in control. On May 18, 2004, the Extraordinary General Shareholders Meeting and the Special Meeting of Preferred Shareholders approved an amendment of our bylaws to register tag along rights for all Company shareholders, at 100% of the offer price. The registration of the tag along rights in our bylaws is intended to improve on the rights already conceded through the Shareholders’ Agreement.

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

Utingás’ bylaws provide for each of its shareholders to use a proportion of Utingás’ total storage capacity equal to such shareholder’s proportionate ownership of Utingás. Accordingly, Ultragaz is entitled to use 4.2 thousand tons of LPG storage capacity at Utingás’ facilities, reflecting Ultragaz’ 56% ownership in Utingás. The amount of payments made by Ultragaz to Utingás in 2007 with respect to the use of storage capacity at Utingás’ facilities totaled R$3.5 million.

See Note 21 to our consolidated financial statements for a detailed breakdown of related party transactions as of December 31, 2007.

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

A company is permitted to allocate to the unrealized profits reserves all income from equity gains in subsidiaries that are not distributed to the company in the form of cash dividends. When such gains are distributed to the company in the form of cash dividends, the company is required to reverse the reserve. See “Item 3.D. Key Information — Risk Factors — Risks Relating to the Preferred Shares and the American Depositary Shares.” In addition to the mandatory distribution, the Board of Directors may recommend to the shareholders the payment of interim distributions from other funds that are legally available for such purposes. Any payment of an interim dividend may be set off against the amount of the mandatory dividend distribution for that fiscal year.

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

For 2007 and 2006, we declared dividends to our shareholders in the amounts of R$241 million and R$144 million, corresponding to 132% and 51% of our net income for each period, respectively.

The following table sets forth the dividends per share distributed by us with respect to our capital stock in the past five years.

Dividend history

Year declared	Common shares	Preferred shares	Common shares	Preferred shares
	(in Reais per share)		(in US$ per share)(1)
2001(2)	4.20	4.63	1.61	1.77
2002(2)	1.00	1.09	0.30	0.33
2003(2)	1.01	1.11	0.34	0.38
2004(2)	2.36	2.36	0.84	0.84
2005	1.94	1.94	0.83	0.83
2006	1.78	1.78	0.83	0.83
2007	1.78	1.78	1.06	1.06

(1)	The amounts in Reais have been converted into dollars using the exchange rates at each respective payment date.
(2)	Dividends per share were not retroactively adjusted for the stock dividend described under “Item 4.B. Information on the Company — Business Overview.”

Holders of our preferred shares are entitled to receive dividends declared by us solely from the date of the subscription and/or acquisition of such shares.

Payment of dividends. Within the four months following the end of each fiscal year, our shareholders are required to hold an annual shareholders’ meeting to decide, among other things, on the allocation of our net profits with respect to the fiscal year ended immediately prior to the shareholders’ meeting and the payment of an annual dividend. Additionally, interim dividends may be declared by our Board of Directors. Under Brazilian corporate law, dividends are generally required to be paid within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which such dividend was declared. Unclaimed dividends revert to us three years after the date when we begin to pay such declared dividends.

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

Labor matters

The Petrochemical Industry Labor Union, of which the employees of our indirect subsidiary Oxiteno Nordeste S.A. Indústria e Comércio are members, filed a lawsuit against Oxiteno Nordeste in 1990, demanding that Oxiteno Nordeste comply with salary adjustments set forth in applicable collective labor agreements, in lieu of the salary policies Oxiteno Nordeste effectively followed. The union also proposed a new collective bargaining agreement, which included an interpretation and clarification of the fourth clause of the previous collective bargaining agreement, which described the relevant salary policies that Oxiteno Nordeste was to follow. Based on the opinion of our legal counsel, who analyzed the last decision of the Federal Supreme Court (STF) on the collective bargaining agreement as well as the status of the individual lawsuit of our subsidiary regarding such agreement, our management believes that an accrual for a potential loss was not necessary as of December 31, 2007. See Note 19 (a) to our consolidated financial statements.

Civil claims

The civil claims against us relate mainly to accidents originated from fires or explosions of LPG cylinders and traffic accidents with Ultragaz and Ultracargo trucks.

There are also approximately 100 claims filed by former employees of Ultragaz, regarding bodily harm suits in which the plaintiffs are claiming damages for the loss of economic benefit and for pain and suffering arising from labor accidents. According to Ultragaz’ estimate, our exposure in any individual suit ranges from R$50,000 to R$300,000. Such amounts are generally covered by Ultragaz’ third-party insurance policies, subject to the terms of such policies. For those suits involving death or permanent disabilities, the value of the claim is established by the courts and is based on the average salary and age of the victim.

Ultragaz is a defendant in lawsuits relating to damages caused by an explosion in 1996 in a shopping mall in the city of Osasco, State of São Paulo. These lawsuits involve: (i) individual suits filed by victims of the explosion claiming damages from Ultragaz for the loss of economic benefit and for pain and suffering, (ii) indemnifications of management of the shopping mall and its insurance company, and (iii) a class action lawsuit seeking indemnification for material damages and pain and suffering for all the victims injured and deceased. Of the 58 lawsuits adjudicated through December 2007, 57 judgments were rendered in our favor, of which 21 have already been dismissed. The one unfavorable decision, which we may appeal, was for damages in the amount of R$17,000. Ultragaz has insurance coverage for these lawsuits, and the uninsured contingent amount is R$22.5 million. The Company has not recorded any provision for this amount, since it believes the probability of loss is remote. We believe that we have presented evidence that defective gas pipes in the shopping mall caused the accident and that Ultragaz’ on-site LPG storage facilities did not contribute to the explosion.

Additionally, there are two lawsuits filed in the States of São Paulo and Rio de Janeiro by certain former minority shareholders of RIPI, CBPI and DPPI (the “Ipiranga minority shareholders”) questioning the Share Exchange in connection with the Ipiranga Acquisition. By the time of the company’s shareholders’ general meeting convened to approve the Share Exchange, the Ipiranga minority shareholders made use of certain legal instruments to impede the company’s shareholders’ meeting taking place. Decisions by administrative and judicial courts understood at the time there were no legal grounds for the Ipiranga minority shareholders request. Based on said administrative and judicial decisions, the Share Exchange was approved by the shareholders meeting of the company on December 18, 2007. Ipiranga minority shareholders appealed against the administrative and legal decisions issued and to date there is no final outcome of such appeals. These two lawsuits are not accounted for in the financial statements of the company.

Tax matters

We filed suits challenging the constitutionality of several taxes applicable to us. Among the main tax matters are individual lawsuits filed by Ultragaz, Ipiranga, Oxiteno and some of our subsidiaries against the Brazilian tax authorities contesting the increase in certain taxes introduced by Law 9,718 of November 28, 1998. We obtained injunctions to pay contributions to PIS and COFINS without the changes introduced by Law 9,718 of November 28, 1998 in its original version. The ongoing questioning refers to the levy of these taxes on sources of income other than revenues. In 2007 final decisions were rendered for Ultrapar and its subsidiaries, resulting in the reversion of recorded accruals in the net amount of R$12.8 million (for 2006 R$23.5 million related to an accrual reversal and R$26.2 million related to a recovery of amounts paid in previous periods), net of attorney’s fees, as financial income in the statement of income for the period. The Company has other subsidiaries whose lawsuits have not yet been adjudicated in the amount of R$30.4, net of attorney’s fees. The Company’s subsidiary Utingás Armazenadora S.A. has challenged ISS (Service Tax) assessments issued by the municipal government of Santo André. Our legal counsel classifies the risk as low, given that a significant portion of the administrative appeal was favorable to us. Our argument is supported by the opinion of a renowned tax specialist. The unprovisioned amount of the contingency as of December 31, 2007 is R$42.9 million. On October 7, 2005, Ultragaz’ subsidiaries filed for and obtained an injunction to support the offset of PIS and COFINS credits against other federal taxes administered by the Federal Revenue Service (SRF), notably corporate income tax and social contribution taxes. According to the injunction, the subsidiaries had made escrow deposits for these debits in the amount of R$81.2 million as of December 31, 2007 and recognized a corresponding liability for this purpose.

Our subsidiaries, Ultragaz Participações Ltda, Cia. Ultragaz S.A., Utingás Armazenadora S.A., Terminal Químico de Aratu S.A. — Tequimar, Transultra — Armazenamento e Transporte Especializado Ltda. and Ultracargo Operações Logísticas e Participações Ltda., filed a request for injunction for the full and immediate use of supplementary monetary adjustment based on the Consumer Price Index (IPC)/National Treasury Bonds (BTN) for 1990 (Law No. 8.200/91). Reserves for potential losses on these proceedings have been recorded in the amount of R$13.6 million.

On December 29, 2006, the subsidiaries Oxiteno S.A Indústria e Comércio, Oxiteno Nordeste S.A Indústria e Comércio, Companhia Ultragaz S.A. and Transultra Armazenamento e Transporte Especializado Ltda filed for an injunction seeking the deduction of ICMS from their PIS and COFINS tax bases. Oxiteno Nordeste S.A Indústria e Comércio received an injunction and is paying judicial deposits, as well as recording an accrual in the amount of R$10.7 million as of December 31, 2007. The other subsidiaries did not receive a similar injunction and are awaiting the judgment of an appeal to the Regional Federal Court – TRF of the third region. The company and some of its subsidiaries filed a request for an injunction seeking not to be subject to the legislation that restricted the offset of corporate income tax (IRPJ) and social contribution (CSLL) tax loss carryforwards computed through December 31, 1994 to 30% of income for the year. As a result of the Supreme Court’s ruling and based on the opinion of our legal counsel, a provision was recorded in the amount of R$6.6 million. In 2007, in light of recent jurisprudence, the assessment of our legal advisors and an increase of amounts paid as interest on capital, the company and its subsidiaries reserved PIS and COFINS on credits from interest on capital. The total amount reserved as of December 31, 2007 is R$20.7 million.

Regarding Ipiranga/ Refinery, the main provisions for contingencies are for: (a) the potential reversal of ICMS credits on transportation services taken pursuant to the freight reimbursement system established by the ANP’s predecessor in the amount of R$7.0 million; (b) the potential reversal of ICMS credits in the State of Minas Gerais for interstate outflows carried under Article 33 of ICMS Agreement 66/88, which allowed for the credits and which was suspended by an injunction from the Supreme Court, in the amount of R$27.4; (c) the potential reversal of a deduction from our ICMS tax basis in the State of Minas Gerais in the amount of R$15.7 million; (d) litigation based on contracts with customers; (e) claims made by former employees and outsourced personnel regarding salary related amounts. RIPI’s main tax contingencies of RIPI which present possible risk of loss, and for which, based in this evaluation, we have not made reserves involve ICMS, in the total amount of R$114.0 million and relate mainly to (a) the potential reversal of credits on interstate outflows; (b) ICMS taxes on the purchases of basic oils; (c) the potential reversal of credits related to interstate transport service operations; (d) the potential reversal of credits derived from excess taxes on the purchase of products at the petroleum refinery under the tax substitution system; (e) reversal of credits from operations involving ethanol (anhydrous fuel ethanol) in the State of São Paulo; and (f) tax assessments resulting from operations of alcohol loan devolutions (anhydrous fuel alcohol). In addition, DPPI and its subsidiaries have tax assessments concerning non-homologation of IPI credits originating from acquisitions of products whose later sales were not taxed. The total provision as of December 31, 2007, was R$39.6 million.

The table below summarizes our provisions related to legal proceedings as of December 31, 2007, 2006 and 2005:

	2007	2006	2005
	(in millions of Reais)
Income and social contribution taxes	105.6	36.0	9.3
PIS and COFINS on other gains	33.6	14.4	37.0
ICMS	61.1	15.8	14.5
Other	22.7	2.5	—

Total	223.0	68.7	60.8

Antitrust matters

Ultragaz in Minas Gerais. The subsidiaries Companhia Ultragaz S.A. and Ultragaz Participações Ltda. are parties to an administrative proceeding at the CADE (“Conselho Administrativo de Defesa Econômica”), the Brazilian antitrust authority, in which they have been accused of engaging in anti-competitive practices in the State of Minas Gerais in 2001. In September 2005, the SDE issued a technical notice recommending CADE to rule against the companies involved in this proceeding. We believe that there is no evidence to support the allegations of anti-competitive practices. Our defense includes, among others, that: (i) under the terms of the notice issued by the Company’s chief executive officer on July 4, 2000, the subsidiaries’ employees were forbidden to discuss with third parties matters related to prices and (ii) no consistent proof was attached to the proceeding’s records. In view of the arguments presented, the fact that the technical notice has no binding effect on CADE’s decision, and our legal counsel’s opinion, the subsidiaries did not record a provision for this issue. Should CADE’s decision be unfavorable, the issue would be brought to judicial courts.

Acquisition of the Ipiranga Group. On April 17, 2007, the CADE (Administrative Council for Economic Defense) issued a writ of prevention to ensure the reversibility of the acquisitions by Braskem and Petrobras under the Acquisition. On April 25, 2007, CADE’s plenary assembly approved a Transaction Reversibility Preservation Agreement (Acordo de Preservação de Reversibilidade da Operação), or APRO, with Braskem, that set forth that all the assets acquired by Braskem in the Acquisition will be preserved. With regard to the Ipiranga Group’s fuel distribution business, Petrobras and Ultrapar were requested to present to CADE an alternative management model that would preserve the competition in the sector. On May 16, CADE approved an APRO with Petrobras regarding the fuel distribution business that replaced and revoked the writ of prevention issued on April 17, 2007. The APRO requests the nomination of an independent manager to administrate the distribution business that Petrobras acquired and establishes guidelines for operating the business. The APRO also imposes restrictions on Petrobras including limitations on asset sales, business reorganizations, changes in commercial policies and lay-offs. The exchange of commercial and strategic data between Ultrapar and Petrobras regarding the fuel distribution business is also restricted in order to protect free competition in the segment. On May 14, 2008 the Northern Distribution Business was segregated and delivered to Petrobras. Although the APRO remains in force until CADE’s final decision, the delivery of the Northern Distribution Business to Petrobras reduces Ultrapar obligations foreseen in the APRO.

B. Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on The New York Stock Exchange, in U.S. dollars, and the preferred shares on the São Paulo Stock Exchange, in reais:

	New York Stock Exchange			São Paulo Stock Exchange
	High	Low	Volume(1)	High	Low	Volume(1)
	(in US$ per ADS)			(in reais per preferred share)
Year ended
December 31, 2003	12.97	6.41	16,739	37.70	21.95	39,398
December 31, 2004	20.00	8.70	21,409	53.50	27.10	71,265
December 31, 2005	19.01	13.53	57,368	48.60	31.70	79,784
December 31, 2006	23.27	13.93	57,658	49.66	31.77	64,070
December 31, 2007	41.72	22.95	73,433	75.40	49.29	119,318

Year ended December 31, 2006
First quarter	18.05	13.93	96,398	39.20	31.80	73,065
Second quarter	18.97	14.50	48,748	39.40	33.61	58,656
Third quarter	18.40	14.24	37,732	39.19	31.77	55,730
Fourth quarter	23.27	17.72	48,908	49.66	38.00	69,264

Year ended December 31, 2007
First quarter	29.40	22.95	65,473	60.90	49.29	124,716
Second quarter	33.26	29.14	126,358	65.31	58.89	132,400
Third quarter	38.73	28.58	64,725	71.05	61.00	111,152
Fourth quarter	41.72	32.52	37,316	75.40	59.95	108,710

Quarter ended March 31, 2008
First quarter	38.95	31.28	114,010	65.40	54.41	409,033

Month ended
November 30, 2007	39.11	33.52	38,049	68.05	61.25	99,068

	New York Stock Exchange			São Paulo Stock Exchange
	High	Low	Volume(1)	High	Low	Volume(1)
	(in US$ per ADS)			(in reais per preferred share)
December 31, 2007	37.25	32.52	37,421	65.20	59.95	115,978
January 31, 2008	37.20	32.58	148,909	65.00	54.50	344,610
February 29, 2008	38.63	31.28	111,876	64.90	54.41	506,979
March 31, 2008	38.95	34.18	79,499	65.40	59.20	383,630
April 30, 2008	36.89	33.57	77,206	64.40	57.33	311,648
May 31, 2008	40.50	36.40	85,134	67.20	59.90	308,395
June 30, 2008 (through June 26)	39.80	36.42	130,850	64.44	58.99	298,916

(1)	Average daily trading volume.

The prices and volumes are retroactively adjusted for the reverse stock split described under “Item 4.A. Information on the Company — History and Development of the Company.”

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

In April 2006, the subsidiary Oxiteno Overseas Corp. sold the Original Notes to a financial institution. The subsidiary then acquired from this financial institution a credit linked note backed by the Original Notes, thus obtaining an additional return on this investment. For further information see Note 5 to our consolidated financial statements. This transaction matures in 2020, but either the subsidiary or the financial institution may redeem it earlier, although the subsidiary has only an annual option of redemption (purchase) in or after June 2008. In the event of insolvency of the financial institution, Companhia Ultragaz S.A. would be required to settle the Original Notes, although Oxiteno Overseas Corp. would continue to be a creditor of the credit linked note. Thus, the Company is not eliminating the Original Notes in its financial statements.

March 22, 2000 shareholders agreement

On March 22, 2000, our controlling shareholders entered into a shareholders’ agreement designed to ensure the equal treatment of all shareholders in the event of any change in control. On May 18, 2004, the Extraordinary General Shareholders Meeting and the Special Meeting of Preferred Shareholders approved an amendment of our bylaws to register tag along rights for all Company shareholders, at 100% of the offer price. The registration of the tag along rights in our bylaws is intended to improve on the rights already conceded through the shareholders agreement.

September 22, 2004 shareholders agreement

On September 22, 2004, the shareholders of Ultra S.A. entered into a new shareholders’ agreement replacing a prior shareholders’ agreement entered into on May 22, 1997, to ensure the continuation of the controlling shareholder block upon the contemplated dissolution and distribution of Ultra S.A. shares held by its shareholders, Igel Participações S.A. and Avaré Participações S.A. For information regarding the shareholders agreements, see “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders.”

R$300 million aggregate amount of 102.5% of CDI debentures due 2008

On April 8, 2005, we completed our first issue of debentures, not convertible into shares of Ultrapar, unsecured and without special privileges, amounting to R$300 million with a term of 3 years, at a rate of 102.5% of CDI. In the first quarter of 2008 Ultrapar redeemed and paid these debentures.

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

Agreements Related to the Acquisition of the Ipiranga Group — the Transaction Agreements

In March 2007, the Company entered into the Transaction Agreements that together effected its acquisition, along with Petrobras and Braskem, of the Ipiranga Group. Each Transaction Agreement is discussed briefly below and incorporated by reference to Exhibits 2.6, 2.7, 2.8, 4.4, 4.5, 4.6 and 4.7 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007.

Investment Agreement. The Investment Agreement executed by Ultrapar, Petrobras and Braskem on March 18, 2007 and amended on April 18, 2007 (the “Investment Agreement”), which regulates the relationship among the companies, is the principal Transaction Agreement. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of the Ipiranga Group” for more information on the Investment Agreement.

Share Purchase Agreement. On March 18, 2007, Ultrapar, with the consent of Petrobras and Braskem, and the Key Shareholders entered into the SPA, which sets forth the conditions of Acquiring Companies’ acquisition of a controlling stake of Ipiranga Group that closed on April 18, 2007.

Target Companies’ Shareholders Agreement. On April 18, 2007, Ultrapar, Petrobras and Braskem entered into a Target Companies Shareholders’ Agreement (the “Target Companies Shareholders Agreement”), which sets forth the relationships among Ultrapar, Petrobras and Braskem regarding how the Target Companies’ businesses will be managed.

RIPI Shareholders Agreement. On April 18, 2007, Ultrapar, Braskem and Petrobras entered into an RIPI Shareholders’ Agreement (the “RIPI Shareholders’ Agreement”), and which sets forth the relationships among Ultrapar, Petrobras and Braskem regarding how the Oil Refining Operations will be managed.

R$889 million aggregate amount of 102.5% of CDI debentures due 2008

To finance part of the Ipiranga Acquisition, we issued debentures in the aggregate principal amount of R$889.0 million, in two series. The first series was issued on April 11, 2007, in the amount of R$675.0 million. The second series was issued on October 22, 2007 in the amount of R$214.0 million. The debentures have a term of one year from the issuance date, and a coupon rate of 102.5% of CDI. In the first quarter of 2008 Ultrapar redeemed and paid these debentures. See “Item 4.A. Information on the Company —History and Development of the Company — Recent Developments.”

CBPI Notes

On August 1, 2003, CBPI issued US$135 million in notes internationally. Part of these notes were redeemed in 2005 and 2006, in the amount of US$1.3 million (R$3.1 million) and US$79.6 million (R$164.9 million), respectively. See “Item 5.B. Operating and Financial Review and Prospects — Operating and Financial Results — Liquidity and Capital Reserves — Indebtedness” and “Item 5.F. Operating and Financial Review and Prospects — Tabular Disclosure of Contractual Obligations.”

CBPI Debentures

On April 18, 2006, CBPI registered with the CVM, a public offering of 35,000 subordinated debentures, single series and non-convertible in the total amount of R$350 million maturing on April 1, 2011 and with a rate of 103.8% of CDI. In the first quarter of 2008 CBPI redeemed and paid these debentures. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments.”

Other material contracts are described in other sections of this report

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

Foreign investors must be registered with the Brazilian internal revenue service (“Receita Federal”) pursuant to the Regulatory Instruction 748, dated as of June 28, 2007. This registration process is undertaken by the investor’s legal representative in Brazil.

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

This summary is based upon tax laws of Brazil and the United States as of the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. You should consult your own tax advisors as to the Brazilian, United States or other tax consequences of the purchase, ownership and disposition of preferred shares or ADSs, including, in particular, the effect of any non U.S., state or local tax laws.

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of preferred shares or ADSs.

Brazilian Tax Consequences

General. The following discussion summarizes the main Brazilian tax consequences of the acquisition, ownership and disposal of our preferred shares or ADSs, as the case may be, by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and, in the case of preferred shares, has registered its investment in such securities with the Central Bank as a direct investment (in each case, a Non-Brazilian Holder). The following discussion does not address all of the Brazilian tax considerations applicable to any particular Non-Brazilian Holder. Therefore, each Non-Brazilian Holder should consult his or her own tax adviser concerning the Brazilian tax consequences of an investment in our preferred shares or ADSs.

Taxation of dividends. Dividends paid by us, including stock dividends and other dividends paid in property, to the depositary in respect of the preferred shares, or to a Non-Brazilian Holder in respect of preferred shares, are currently exempted from withholding tax in Brazil to the extent that the dividends are paid out of profits as of January 1, 1996. Dividends relating to profits generated prior to January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, depending on the year the profits were generated.

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

Any payment of interest on capital to shareholders (including holders of ADSs in respect of preferred shares) is subject to a withholding income tax at a rate of 15%, or 25% if the Non-Brazilian Holder is domiciled in a jurisdiction that does not impose income tax or where the maximum income tax rate is lower than 20% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment (“Tax Haven Holder”). These payments may be included, at their net value, as part of any mandatory dividend.

To the extent that payments of interest on capital are included as part of a mandatory dividend, we are required to distribute an additional amount to ensure that the net amount received by shareholders, after payment of the applicable withholding income tax is at least equal to the mandatory dividend.

Distributions of interest on net equity to foreign holders may be converted into U.S. dollars and remitted outside Brazil, subject to applicable exchange controls, to the extent that the investment is registered with the Central Bank.

We cannot assure you if our Board of Directors will determine that future distributions should be made by means of dividends or interest on capital.

Taxation of gains. According to Law no. 10,833/03, the gains recognized on a disposal of assets located in Brazil, such as our preferred shares, by a Non-Brazilian Holder, are subject to withholding income tax in Brazil. This rule is applicable regardless of whether the disposal is conducted in Brazil or abroad and/or if the disposal is made or not to an individual or entity resident or domiciled in Brazil.

As a general rule, capital gains realized as a result of a disposal transaction are the positive difference between the amount realized on the disposal of the preferred shares and the respective acquisition cost.

Capital gains realized by Non-Brazilian Holders on the disposal of preferred shares sold on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

•

are subject to the withholding income tax at a zero percent rate, when realized by a Non-Brazilian Holder that (i) has registered its investment in Brazil before the Central Bank under the rules of the Brazilian Monetary Counsel (“Registered Holder”) and (ii) is not a Tax Haven Holder; and

•

are subject to income tax at a rate of 15% with respect to gains realized by a Non-Brazilian Holder that is not a Registered Holder (including a Non-Brazilian Holder who qualifies under Law No. 4,131) and gains earned by Tax Haven Holders that are Registered Holders. In this case, a withholding income tax of 0.005% shall be applicable and can be offset against any income tax due on the capital gain.

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

Any exercise of preemptive rights relating to preferred shares will not be subject to Brazilian income tax. Gains realized by a Non-Brazilian Holder on the disposal of preemptive rights will be subject to Brazilian income tax according to the same rules applicable to disposal of preferred shares.

There can be no assurance that the current favorable tax treatment of Registered Holders will continue in the future.

Sale of ADS and preferred shares by U.S. Holders to other non-residents in Brazil

Pursuant to Section 26 of Law No. 10,833, published on December 29, 2003, the sale of property located in Brazil involving non-resident investors is subject to Brazilian income tax as of February 1, 2004. Our understanding is that ADSs do not qualify as property located in Brazil and, thus, should not be subject to the Brazilian withholding tax. Insofar as the regulatory norm referred to in Section 26 is recent and generic and has not been tested through the administrative or judicial courts, we are unable to assure the final outcome of such discussion.

Gains on the exchange of ADS for preferred shares

Although there is no clear regulatory guidance, the exchange of ADSs for preferred shares should not be subject to Brazilian tax. Non-Brazilian Holders may exchange their ADSs for the underlying preferred shares, sell the preferred shares on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days from the date of exchange (in reliance on the depositary’s electronic registration). Our understanding is that the exchange of ADRs for the underlying preferred shares and sale of preferred shares within the period mentioned above by a Non-Brazilian Holder that (i) is a Registered Holder and (ii) is not a Tax Haven Holder should not be subject to the withholding income tax.

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

Gains on the exchange of preferred shares for ADS

The deposit of preferred shares in exchange for the ADSs may be subject to Brazilian income tax on capital gains if the amount previously registered with the Central Bank as a foreign investment in preferred shares (Direct investment registered under Law 4,131) or, in the case of Registered Holders, the acquisition cost of the preferred shares, as the case may be, is lower than:

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

Taxation of Foreign Exchange Transactions(IOF/Exchange). IOF/Exchange is imposed on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Currently, the IOF/Exchange rate for almost all foreign currency exchange transactions is 0.38%. In the case of transactions on a stock exchange or under the regulations issued by the Monetary Council of Brazil, the applicable rate is zero. The Brazilian Federal Government is permitted to increase the rate at any time, up to 25%. However, any increase in rates only applies to future transactions.

Taxation of Bonds and Securities Transactions: (IOF/Bonds). Law No. 8,894, dated as of June 21, 1994, created the IOF/Bonds, which may be imposed on any transaction involving bonds and securities, even if the transaction includes Brazilian stock, futures or commodities exchanges. The rate of IOF/Bonds with respect to transactions of preferred shares and ADSs is currently zero, although the executive branch may increase the rate up to 1.5% per day during the terms of the securities, but only with respect to future transactions relating to preferred shares or ADSs.

Other Brazilian Taxes. Some Brazilian states impose gift and inheritance tax on gifts or bequests made by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred shares or ADSs.

U.S. Federal Income Tax Consequences

The following is a discussion of the material U.S. federal income tax consequences of the ownership and disposition of preferred shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to holders of preferred shares or ADSs, and does not address state, local, foreign or other tax laws. The discussion applies only to a U.S. Holder (as defined below) that holds preferred shares or ADSs as capital assets for tax purposes and does not address special classes of holders, such as dealers and traders in securities or foreign currencies, financial institutions, insurance companies, tax-exempt entities, persons owning, directly, indirectly or constructively, 10% or more of our voting shares, persons holding preferred shares or ADSs as part of a hedging or conversion transaction or straddle, persons entering into a “constructive sale” with respect to preferred shares or ADSs, persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar, persons liable for alternative minimum tax, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, or persons who have ceased to be United States citizens or to be taxed as resident aliens, or persons who acquired our ADSs or preferred shares pursuant to the exercise of any employee stock option or otherwise as compensation.

You should consult your tax advisors concerning the overall tax consequences to you, including the consequences under foreign, state and local laws, of the acquisition, ownership and disposition of preferred shares or ADSs.

This discussion is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, all as of the date hereof and changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. In addition, this discussion is based in part on representations of the depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement and any other related document will be performed in accordance with its terms.

This discussion applies to you only if you are a “U.S. Holder.” For purposes of this discussion, a “U.S. Holder” is a beneficial owner of preferred shares or ADSs that is for U.S. federal income tax purposes (i) a citizen or resident of the United States of America, (ii) a corporation, or other entity taxable as a corporation, organized under the laws of the United States of America or any political subdivision thereof or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source. This discussion assumes that we were not a passive foreign investment company in 2007 (as discussed below).

In general, U.S. Holders of ADSs will be treated for U.S. federal income tax purposes as owners of the preferred shares underlying the ADSs. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom ADSs are released prior to delivery of shares to the depositary (a “pre-release”) may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Such actions would also be inconsistent with claiming the reduced rate applicable to dividends received by non-corporate holders. Accordingly, the analysis of the creditability of Brazilian taxes and the availability of the reduced rate for dividends received by certain non-corporate holders, each as described below, could be affected by actions that may be taken by the parties to whom ADSs are pre-released.

Taxation of dividends. Distributions paid on ADSs or preferred shares will be includable in the income of a U.S. Holder as ordinary dividend income to the extent paid out of current or accumulated earnings and profits of Ultrapar, as determined for U.S. federal income tax purposes. Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, under current law, dividends paid to non-corporate U.S. Holders may be taxable at a maximum rate of 15% in taxable years beginning before January 1, 2011. U.S. Holders should consult their tax advisors regarding the availability of this lower tax rate in their particular circumstances. Bills have been introduced in both the U.S. House and the U.S. Senate that would, if enacted, deny the favorable tax rates described in the preceding paragraph for dividends paid in respect of certain securities where the issuer of the securities is allowed a deduction under the tax laws of a foreign country with respect to such dividend. It is unclear how the proposed legislation would apply to securities such as the preferred shares where distributions may be made in the form of interest on capital. The proposed legislation would apply to dividends received after the date of its enactment. It is not possible to predict whether the proposed legislation will be enacted, either in its present form or any other form. U.S. Holders should consult their tax advisers with respect to the potential enactment of currently proposed legislation and its application in their particular circumstances. For purposes of these rules, the amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s or in the case of ADSs, the Depositary’s receipt of the dividend. In addition, the taxable amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed, if any, and the amount of a distribution paid in reais will be calculated by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by the depositary, in the case of ADSs, or the U.S. Holder, in the case of preferred shares directly held by a U.S. Holder. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. The U.S. Holder may have foreign currency gain or loss if the amount of such dividend is not converted into U.S. dollars on the date of its receipt.

Dividends paid by us generally will be treated as foreign source dividend income to U.S. Holders and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code. Subject to applicable limitations that may vary depending upon the U.S. Holder’s circumstances and the discussion above regarding concerns expressed by the U.S. Treasury, Brazilian withholding tax, if any, paid in connection with any distribution with respect to preferred shares may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder if such U.S. Holder elects for that year to credit all foreign income taxes; otherwise, such Brazilian withholding tax may be taken as a deduction. The limitation on foreign taxes eligible for credit is calculated separately with respect to passive income. U.S. Holders should consult their tax advisors concerning the availability of the foreign tax credit in their particular circumstances.

Taxation of capital gains. For U.S. income tax purposes, gain or loss realized by a U.S. Holder upon the sale, exchange or other disposition of a preferred share or ADS will be U.S. source capital gain or loss in an amount equal to the difference between the amount realized on the disposition of the preferred share or ADS and the U.S. Holder’s tax basis in the preferred share or ADS disposed of, in each case as determined in U.S. dollars. The gain or loss will be long term capital gain or loss if the U.S. Holder’s holding period in the preferred share or ADS exceeds one year. If a Brazilian tax is withheld on the sale or disposition of preferred shares or ADSs to the extent, a U.S. Holder’s amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian tax. See “— Brazilian Tax Considerations — Taxation of Gains” for a description of when a disposition may be subject to taxation by Brazil. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. Consequently, if Brazilian tax is imposed on the sale or disposition of preferred shares or ADSs, the U.S. Holder may not be able to credit the Brazilian tax against the U.S. income tax. U.S. Holders should consult their tax advisors as to whether the Brazilian tax on gains may be creditable against tax on foreign source income from other sources.

Passive foreign investment company. Special U.S. tax rules apply to U.S. Holders that own shares or ADSs in a passive foreign investment company (“PFIC”). In general, a foreign corporation is PFIC in a particular taxable year if either:

•	75% or more of its gross income consists of passive income, such as dividends, interest, rents and royalties; or

•	50% or more of its assets, by value, determined on the basis of a quarterly average, consists of assets that produce, or are held for the production of, passive income.

Based on a review of our income and assets, we believe that we are not a PFIC for U.S. federal income tax purposes for our 2007 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent equity investments) from time to time there can be no assurance that we will not be considered a PFIC for any taxable year.

If we were a PFIC for any taxable year during which a U.S. Holder held preferred shares or ADSs, gain recognized by such U.S. Holder on the sale or other disposition (including certain pledges) of the preferred shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the preferred shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxable as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that year for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Similar rules would apply to any distributions in respect of the preferred shares or ADSs to the extent in excess of 125 percent of the average of the annual distributions on preferred shares or ADSs received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Certain elections may be available to U.S. persons that would result in alternative treatments (such as mark-to-market treatment) of the preferred shares or ADSs.

In addition, if we are treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate holders will not apply in that year.

United States backup withholding and information reporting. Payment of dividends and other proceeds in connection with the preferred shares or ADSs made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless the U.S. Holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) in the case of backup withholding, provides a correct taxpayer identification number on a properly completed Internal Revenue Service Form W-9 or a substitute form and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder is creditable against the U.S. Holder’s federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Statements contained in this annual report as to the contents of any contract or other document referred to are not necessarily complete, and each of these statements is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit hereto. A copy of the complete annual report including the exhibits and schedules filed herewith may be inspected without charge at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC’s regional offices located at 233 Broadway, New York, N.Y. 10279 and North Western Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 – 2511. Copies of such materials may be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports and other information may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which ADSs are listed. In addition the SEC maintains a website that contains information filed electronically with the SEC, which can be accessed over the Internet at http://www.sec.gov.

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

See Notes 4, 19 and 25 I (i) to our consolidated financial statements for a discussion of the accounting policies for derivative instruments and information with respect to financial instruments.

Interest Rate Risk

Substantially all of our debt obligations in reais are subject to variable rates of interest based on either the TJLP, the CDI interest rate, the IGP-M inflation index and the FNE index. Our foreign currency borrowings, however, are substantially subject to fixed rates of interest. As of December 31, 2007, we did not have any derivative contracts outstanding which could limit exposure to variations in the TJLP or the IGP-M, primarily because such instruments are not available in the Brazilian market at reasonable prices. Nevertheless, our exposure to interest rate risk is partially limited by our Brazilian currency variable interest investments, which generally earn the overnight interest rates paid on CDI. In addition to the exposure with respect to existing borrowings, we would be exposed to interest rate volatility with respect to any future debt issuance.

The table below provides information as of December 31, 2007 about our debt obligations in foreign currency and in reais that are subject to variable and fixed rates of interest. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates and interest rates:

				Principal by year of maturity*
Debt	Average interest rate	Fair value	Outstanding debt R$	2008	2009	2010	2011	2012 and thereafter
	(in millions of reais)
U.S. dollar borrowings	7.2%	976.5	959.4	367.0	30.3	6.1	2.9	553.0
Borrowings indexed to the UMBNDES	9.7%	6.1	6.0	3.5	2.1	0.4	—	—
Borrowings indexed to the TIIE + MX$	1.5%	23.0	23.0	8.1	5.2	3.6	3.2	2.9
Borrowings indexed to the TJLP	2.5%	384.0	380.6	105.7	100.7	65.8	48.0	60.5
Borrowings indexed to the CDI	102.8 of CDI %	1,578.6	1,578.7	1,228.7	116.7	116.7	116.7	—
Borrowings indexed to the IGP-M	6.5%	2.5	2.5	2.5	—	—	—	—
Borrowings indexed to the FNE (1)	9.78%	103.6	103.6	0.7	5.7	11.4	11.4	74.3
Others		0.3	0.3	0.2	0.1	—	—	—
Financial Institutions		123.9	123.9	102.3	21.6	—	—	—

Subtotal		3,198.4	3,177.9	1,818.6	282.4	204.0	182.1	690.7
Unrealized losses on swaps transactions		85.1	84.8	84.8	—	—	—	—

Total		3,283.5	3,262.6	1,903.4	282.4	204.0	182.1	690.7

*	Figures in 2008 include interest accrued until December 31, 2007.
(1)	Accounts for a 15% reduction in the interest rate as a premium for complying with established payment dates.

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

The table below presents our U.S. dollar net swap position at December 31, 2007:

	Maturity
Swap	2007	2008	2009 and thereafter

Notional amount of swaps (in millions of reais)(1)	—	223.2
Average receiving rate	—	US$ + 5.23%
Average payment rate(2)	—	96.07% CDI

(1)	Notional amount converted according to the commercial selling rate reported by Banco Central do Brasil (PTAX) at December 31, 2007.
(2)	CDI — Interbank Certificate of Deposit Rate.

We also manage the foreign exchange risks related to our U.S. dollar denominated and Mexican currency denominated assets through foreign currency hedge contracts, as follows:

	Maturity
Swap	2007	2008	2009 and thereafter
Notional amount of swaps (in millions of reais)(1)	—	24.8	—
Average receiving rate	—	US$	—
Average payment rate(2)	—	MX$ + 3.56%	—

(1)	Notional amount converted according to the commercial selling rate reported by Banco Central do Brasil (PTAX) at December 31, 2007.
(2)	MX$ is the Mexican currency.

Maturity
Swap	2008
Notional amount of swaps (in millions of reais)(1)	73.1
Average receiving rate	37.15% CDI
Average payment rate	US$

(1)	Notional amount converted according to the commercial selling rate reported by Banco Central do Brasil (PTAX) at December 31, 2006.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

On September 22, 2004, the shareholders of Ultra S.A., a holding company that controls Ultrapar, signed a shareholders’ agreement that primarily aimed at maintaining the controlling shareholder block in Ultrapar. For more information, see “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders.”

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

As of December 31, 2007, under management’s supervision and with its participation, including our chief executive officer and chief financial officer, we performed an evaluation of our disclosure controls and procedures for the period relating to the information contained in this 20F report. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective as of December 31, 2007 at the reasonable assurance level for the purpose of collecting, analyzing and disclosing the information that we are required to disclose in the reports we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures.

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

Management evaluated the internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO and Chief Financial Officer, or CFO as of December 31, 2007. Management evaluated the effectiveness of our internal control over financial reporting based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. In accordance with the Securities and Exchange Commission’s published guidance, the Company’s assessment of the internal control over financial reporting excluded the 2007 acquisition of Ipiranga Group, which represents R$ 2,875.5 million of total assets, as of December 31, 2007 and R$ 14,915.6 million of revenues for the year then ended. Ultrapar’s management concluded that as of December 31, 2007, our internal control over financial reporting were adequate and effective, based on those criteria.

Our independent registered public accounting firm, KPMG Auditores Independentes, has issued an attestation report on management’s assessment of our internal controls over financial reporting as of December 31, 2007. The report on the audit of our internal control over financial reporting is included below.

(c) Report of the Registered Public Accounting Firm on Internal Control over Financial Reporting

The Report of independent registered public accounting firm on internal control over financial reporting issued by our independent registered public accounting firm, KPMG Auditores Independentes, is presented below.

ITEM 16. REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ultrapar Participações S.A. and Subsidiaries

Independent auditors’ report

The Board of Directors and Shareholders

Ultrapar Participações S.A.

We have audited Ultrapar Participações S.A. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Ultrapar Participações S.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting, did not include the assessment of the internal controls of Ipiranga group, which is included in the 2007 consolidated financial statements of Ultrapar Participações S.A. which represents R$ 2,875.5 million of total assets, as of December 31, 2007 and R$ 14,915.6 million and R$ 261.0 million of revenues and net income, respectively, for the year then ended.

The Company completed its acquisition of Ipiranga on December 18, 2007, and as permitted by the Securities and Exchange Commission’s guidance related to the Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, management did not assess the effectiveness of internal control over financial reporting of Ipiranga group. Our audit of internal control over financial reporting of Ultrapar Participações S.A. also did not include an evaluation of the internal control over financial reporting of the Ipiranga group.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Ultrapar Participações S.A. and its subsidiaries as of December 31, 2007, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, changes in financial position and cash flows for the year then ended, and our report dated February 11, 2008 (except for the notes 3a, 25 and 26, as to which the date is June 25, 2008) expressed an unqualified opinion on those consolidated financial statements.

São Paulo, SP - Brazil

February 11, 2008, except for the controls over note 25, as to which the date is June 25, 2008.

KPMG Auditores Independentes

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

In 2004 we established a code of ethics which covered (i) the Board of Directors; (ii) the Executive Board (including the chief executive officer and the chief financial officer); (iii) the Fiscal Council of Ultrapar; (iv) the Board of Directors and Executive Board of its subsidiaries; and (v) remaining bodies with technical or advisory functions that are directly subordinated to the Board of Directors, to the Executive Board or to the Fiscal Committee

of Ultrapar. In 2006 our code of ethics was modified to cover all our employees. The objective of this code is (i) to reduce the subjectivity of personal interpretations of ethical principles; (ii) to be a formal and institutional benchmark for the professional conduct of the employees, including the ethical handling of actual or apparent conflicts of interests, becoming a standard for the internal and external relationship of the Company with its stakeholders, namely: shareholders, clients, employees, partners, suppliers, service providers, labor unions, competitors, society, government and the communities in which it operates; and (iii) to ensure that the daily concerns with efficiency, competitiveness and profitability do not override ethical behavior. The code of ethics also covers new employees from companies acquired by Ultrapar in 2007.

You can obtain a copy of our code of ethics, free of charge, at our website (www.ultra.com.br), or by requesting a copy from the Investor Relations Department (e-mail: invest@ultra.com.br).

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The relationship with our independent auditors in respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the auditor. Our board of directors approves our financial statements, the performance by our auditors of audit and permissible non-audit services, and associated fees, supported by our Fiscal Council, which acts as an audit committee pursuant to the requirements of the Sarbanes-Oxley Act. See “Item 6.C. Directors, Senior Management and Employees — Board Practices — Fiscal Council and Audit Committee Exemption” for more information about the responsibilities of the Fiscal Council. Our consolidated financial statements for the years ended December 31, 2007 were audited by the independent registered public accounting firm, KPMG Auditores Independentes, and our consolidated statements for the years ended 2006, 2005, 2004 and 2003 were audited by the independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes.

The following table describes the total amount billed to us by KPMG for services performed in 2007 and by Deloitte for services performed in 2006 and the respective remuneration for these services.

	2007	2006
	(in thousands of Reais)
Audit Fees	2,911.3	1,430.9
Audit Related Fees	513.2	120.7
Tax Fees	—	68.5
All Other Fees	—	—
Total Consolidated Audit Fees	3,424.5	1,620.1

“Audit Fees” are the aggregate fees billed by independent registered public accounting firms for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. “Audit-Related Fees” are fees charged by KPMG for assurance and related services. “Tax Fees” are fees for professional services rendered by Deloitte Touche Tohmatsu for tax advice services in 2006. For the year ended December 31, 2007 Ultrapar and its subsidiaries did not contract any service from their independent auditors that was not directly linked to the auditing of financial statements. The amount paid in 2007 is higher than 2006 given the audit services provided related to the valuation report as a resulted of the Acquistion.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

In July 2005, our bylaws were revised to provide for the establishment of a Fiscal Council with permanent operations. Our Fiscal Council also meets the requirements for exemption from audit committee independence pursuant to the requirements of the Sarbanes-Oxley Act. Under Rule 10A-3(c)(3) of the Exchange Act, non-U.S. issuers, such as Ultrapar, are exempt from the audit committee independence requirements of Section 303A of the New York Stock Exchange Listed Company Manual if they establish, according to their local law or regulations, another body that meets certain requirements. See “Item 6.C. Directors, Senior Management and Employees — Board Practices — Fiscal Council and Audit Committee Exemption.”

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

In August 2007, the Board of Directors approved a share repurchase program with a 12-month term under which we can acquire our own preferred shares at market price and hold them in treasury for subsequent sale or cancellation. The maximum number of shares that may be repurchased is 2,236,131 shares. The total shares repurchased through December 31, 2007 under this program, were 35,100 preferred shares, as follows:

Period	Total number of shares repurchased	Average price per share in reais	Total number of shares repurchased as part of publicly announced plans or programs	Maximum number of shares that may yet be repurchased under the plans or program
January 1, 2007 – January 31, 2007	—	—	—	2,362,131
February 1, 2007 – February 28, 2007	—	—	—	2,362,131
March 1, 2007 – March 31, 2007	45,000	53.12	45,000	2,317,131
April 1, 2007 – April 30, 2007	56,900	61.07	56,900	2,260,231
May 1, 2007 – May 31, 2007	160,600	59.80	160,600	2,099,631
June 1, 2007 – June 30, 2007	92,400	59.21	92,400	2,007,231
July 1, 2007 – July 31, 2007	34,500	62.95	34,500	1,972,731
August 9, 2007 – August 31, 2007*	29,100	59.52	29,100	1,943,631
September 1, 2007 – September 30, 2007		—		1,943,631
October, 2007 – October 31, 2007		—		1,943,631
November 1, 2007 – November 30, 2007		—		1,943,631
December 1, 2007 – December 31, 2007	6,000	59.75	6,000	1,937,631

Total shares repurchased during 2007	418,500	59.36	418,500	1,937,631

*	Our current share repurchase program began on August 8, 2007.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

We file the following consolidated financial statements together with the reports of independent registered public accountants firms, as part of this annual report:

ITEM 19.	EXHIBITS

We are filing the following documents as part of this Annual Report Form 20F:

1.1	Bylaws of Ultrapar, as amended on April 28, 2008.

2.1	Shareholders’ Agreement dated March 22, 2000 (incorporated by reference to Exhibit 2.1 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

2.2	Shareholders’ Agreement dated September 22, 2004 (incorporated by reference to Exhibit 10.3 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005, as amended).

2.3	Indenture in respect of the 1st issue of simple, non-convertible debentures, unsecured and without special privileges, in a single series, for public distribution, dated of February 16, 2005 (incorporated by reference our report on Form 6-K filed on March 1, 2005).

2.4	Indenture, dated as of December 20, 2005, among LPG International Inc., as Issuer, Ultrapar Participações S.A. and Oxiteno S.A. Indústria e Comércio, as Guarantors, JPMorgan Chase Bank, N.A., as Trustee, Transfer Agent and Registrar, J.P. Morgan Trust Bank LTD., as Principal Payment Agent and J.P. Morgan Bank Luxembourg S.A., as Luxembourg Paying Agent, Luxembourg Transfer Agent and Luxembourg Listing Agent (incorporated by reference to Exhibit 2.2 to Form 20-F of Ultrapar Participações S.A. filed on May 5, 2006).

2.5	Amendment dated as of March 31, 2006 to the Indenture dated as of December 20, 2005 (incorporated by reference to Exhibit 2.3 to Form 20-F of Ultrapar Participações S.A. filed on May 5, 2006).

2.6	Indenture regarding first tranche of the issuance of debentures in Brazil totaling R$675 million in connection with the Ipiranga Acquisition — English Translation (incorporated by reference to Exhibit 2.6 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

2.7	Target Companies’ Shareholders Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Translation (incorporated by reference to Exhibit 2.7 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

2.8	RIPI Shareholders Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Translation (incorporated by reference to Exhibit 2.8 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

4.1	Share Sale and Purchase Agreement related to the sale and purchase of the entire share capital of Shell Gás (LPG) Brasil S.A. (incorporated by reference to Exhibit 10.2 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005).

4.2	Form of agreement between Ultragaz and independent dealers (incorporated by reference to Exhibit 10.4 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005, as amended).

4.3	Take or pay agreement between Tequimar and CODEBA (incorporated by reference to Exhibit 10.5 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005, as amended).

4.4	The Investment Agreement entered into by and among Ultrapar, Petrobras and Braskem dated March 18, 2007 — English translation, as amended by the Amendment to Investment Agreement entered into by and among Ultrapar, Petrobras and Braskem dated April 18, 2007 — English Summary (incorporated by reference to Exhibit 4.4 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

4.5	Share Purchase Agreement entered into by and among Ultrapar, Petrobras, Braskem and the Key Shareholders of RIPI, DPPI and CBPI, dated April 18, 2007— English Summary (incorporated by reference to Exhibit 4.5 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

4.6	Braskem/Petrobras Asset Security Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Summary (incorporated by reference to Exhibit 4.6 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

4.7	Petrobras Asset Security Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Summary (incorporated by reference to Exhibit 4.7 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

6.1	Statement regarding computation of per share earnings (incorporated by reference to Note 25(V)(a) to our consolidated financial statements included in this annual report).

8.1	List of subsidiaries of Ultrapar (incorporated by reference to Note 3(a) to our consolidated financial statements included in this annual report).

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Documentation with respect to our corporate restructuring of 2002 (incorporated by reference in Forms 6-K, filed with the SEC on October 15, 2002, November 1, 2002 and December 6, 2002).

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

GLOSSARY OF PETROCHEMICAL INDUSTRY TERMS

Acetates	Chemical substances derived from acetic acid, which are used as solvents in the production of paints and coatings.

Acetic Acid	One of the largest produced organic acids and is used in the production of acetates.

Acrylates	Derivatives from acrylic acid, that are used in the plastic industry.

Acrylonitrile	Derivative compounds from propylene having a nitrile group.

Alcohol	Flammable liquid obtained by fermentation of sugary substances, or by synthetics operations.

Alcohol Sulfates	Fatty alcohol-derived sulfates, with surfactant characteristics, mainly used in the production of detergents.

Alkanolamides	Substances produced by reaction of fatty acids with alcanolamines, mainly used as emulsifiers in cosmetic preparation.

Alkyl Benzene	Substance with an aromatic ring and an aliphatic chain.

Aromatics	A major group of organic chemical compounds with a ring shaped carbon chain. Aromatics are derived chiefly from petroleum and coal tar, and used to make a broad range of downstream chemical products.

Butadiene	By-product of the cracking process; used primarily as a feedstock for synthetic rubber, elastomers and fibers.

Butyl Alcohol	An alcohol used primarily in the production of solvents and plasticizers.

Commodity Chemicals	A term applied to chemical substances, which are sold on a generic basis and, unlike specialty chemicals, are not generally manufactured to meet specific end-use performance characteristics.

Condensed Naphthalene	Polymer mainly used as a super-fluidizer and curing agent for cement preparation.

Crackers	First generation companies that thermally breakdown or “crack” ethane, naphtha and gas oil into basic petrochemicals, such as ethylene and propylene.

Dispersants	Class of chemicals whose main property is to maintain the stability of a mixture by preventing particles from settling out of the mixture.

EDC	Ethylene Dichloride, raw material of VCM.

Elastomer	Broad category of “rubber” polymers which may be natural or synthetic, such as natural rubber, nitrile rubber and styrene-butadiene rubbers.

Emulsifiers	A class of chemical generally used to promote the dispersion of materials throughout a solution or mixture.

Ethanol	Flammable liquid obtained by fermentation of sugary substances, largely used as fuel for vehicles.

Ethanolamines	Ethanolamines, comprising mono-, di-, and tri-ethanolamines, are clear, non-flammable, liquids at atmospheric pressure and room temperature conditions, and are produced from ethylene oxide and ammonium.

Ethers	Organic compound with one oxygen atom interpoled between two carbon atoms.

Ethoxylated Alcohol	Produced by reaction of ethylene oxide with alcohols. Ethoxylated alcohols are used mainly as surfactants.

Ethoxylated Alkylphenols	Ethoxylated alkylphenols range from clear liquids to colored solids and is produced by the reaction of ethylene oxide with alkylphenol.

Ethoxylated Fatty Alcohols	Substances produced by reaction of ethylene oxide with fatty alcohols and are used mainly as a raw material for detergent production.

Ethoxylated Fatty Amines	Substances produced by reaction of ethylene oxide with fatty amines and are used mainly as emulsifiers for agrochemicals.

Ethoxylated Fatty Esters	Substances produced by reaction of ethylene oxide with hydroxylated fatty esters and are used mainly as emulsifiers in the cosmetic industry.

Ethoxylated Sorbitan Esters	Substances produced by reaction of ethylene oxide with sorbitan esters and are mainly used as food emulsifiers, especially for bakery products.

Ethyl Alcohol	A flammable liquid known as ethanol. It is used as automotive fuel, alone or in mixture with gasoline, and as a solvent in personal care products, such as aftershave lotion and mouthwashes.

Ethylene	A chemical substance, mainly derived from thermal cracking of ethane, gas oil and naphtha, and used to make polyethylene and many organic chemical intermediates, such as ethylene oxide, vinyl chloride, styrene and acetaldehyde.

Ethylene Glycols	Includes mono-, di-, tri- and other ethylene glycols. Mono-ethylene glycol or MEG is a clear, non-flammable, non-volatile liquid at room temperature and atmospheric pressure. Ethylene glycols are produced from ethylene oxide.

Ethylene Oxide	Ethylene oxide is a colorless and highly flammable gas at room temperature and atmospheric pressure and is produced by catalytic partial oxidation of ethylene by oxygen, at high temperature and pressure.

Fatty Alcohols	Fatty alcohols are alcohols derived from fat or vegetable oil (natural fatty alcohol) or petrochemical sources (synthetic fatty alcohol), largely used in the cosmetics and detergents production.

First Generation Company	A petrochemical cracker.

Fuels	Any substance that involves energy in a chemical reaction.

Glycol Ether Acetate	Flammable liquids at room temperature and atmospheric pressure produced by reaction with acetic acid and glycol ether.

Glycols	Alcohols containing two hydroxyl groups.

Glycol Ethers	Substances produced by reaction of ethylene oxide and an alcohol, or methyl, ethyl and butyl alcohol.

Hydraulic Fluids	Mixture of high molecular weight glycols and glycol ethers used as cooling medium and mechanical action transmitters in automotive braking systems.

Lauryl Alcohol	Substance of twelve-carbon fatty alcohol raw material for ethoxylated fatty alcohol, alcohol sulfate and ethoxylated alcohol sulfate production, which are intermediates for detergent production.

Linear Alkyl Benzene (LAB)	Straight chain alkyl benzene used as surfactant intermediate.

Linear Alkyl Sulphonate (LAS)	Straight chain alkyl benzene sulfate used as surfactant intermediate.

Lubricants	Broad class of chemicals which are generally used to provide a film between the moving parts of machines and engines.

Methyl Ethyl Ketone (MEK)	A clear, volatile, flammables liquid at room temperature and atmospheric pressure and is mainly used as a solvent.

Metric Ton	Equal to 1,000 kilograms (2,204.62 pounds).

Naphtha	A by-product of crude oil refining which is used by crackers as feedstock.

Nitrile	Organic compound containing CN group.

Normal Paraffins	Class of aliphatic hydrocarbons with a single carbon chain.

Olefin	Hydrocarbons with double bonds with the general chemical formula CnH2n. Olefins, along with aromatics, are produced mainly in crackers and are regarded as the “building blocks” of the petrochemical industry.

Paraxylene	Organic compound with two methyl radicals in p-position.

PET	Polyethylene terephthalate, a polymer produced by polycondensation of ethylene glycol with either Dimethyl Terephthalate, or therephtalic acid. Used to produce fibers, resins and packaging such as carbonated soft drink bottles (PET bottle grade).

Phosphate Esters	Phosphoric acid derived esters, used primarily as “detergent builders” in powder detergent production.

Polyethylene	Intermediate petrochemical produced by second generation companies from ethylene; used in many plastic applications.

Polyethylene Glycols	Ethylene oxide derived polymers used in many applications, including as fillers, lubricants and viscosity builders.

Polystyrene	Intermediate petrochemical produced by second generation companies from styrene.

Polyvinyl Chloride	Intermediate petrochemical produced by companies from basic petrochemicals.

Propylene	A chemical substance, mainly derived as a co-product with ethylene through the cracking process of gas oil or naphtha, often used to make polypropylene, which is a common plastic.

Rafinate II	A by-product of naphtha cracking mainly composed of butane and used in the production of MEK.

Sec-Butanol	A secondary four-carbon atom alcohol obtained by the hydration of butanes, contained in raffinate II. Sec-butanol is the raw material for methyl-ethyl-ketone production.

Second Generation Company	A producer of intermediate chemical products based largely on raw materials purchased from upstream, first generation companies, also known as crackers.

Softeners	A class of surfactant products mainly used as co-agents in the textile industry and domestic laundries.

Solvents	Chemical compounds, usually in liquid form, capable of dissolving another substance; often used as a medium in which other chemical reactions may take place.

Sorbitan Esters	Substances produced by the reaction of sorbitan with fatty acids used as a raw material for ethoxylated sorbitan esters.

Soybean Oil	Oil from soy beans.

Styrene	Aromatic compound with ethylene group. Monomer of polystyrene.

Specialty Chemicals	Chemicals which are usually produced in smaller quantities than commodity chemicals and which performances are more relevant than the specification.

Stabilizers	Chemicals which are used to prevent chemical degradation of a product or chemical compound.

Sulfonates/Sulfates	Class of sulfur trioxide modified surfactants, used as a raw material for detergent production.

Surfactants	Generally defines a group of chemicals which, when dissolved in a solvent, modify the liquid properties at a liquid/liquid or liquid/solid interface, including increased solubilization, foaming, frothing, emulsification, dispersing or wetting; a major end-use market for surfactants is the detergent market.

TDI	Toluene diisocyanate used as raw material of polyurethane.

Third Generation Company	A producer that transforms intermediate products into end products such as films, piping and containers.

Tons	Metric tons.

VAM	Vinyl acetate monomer. Monomer of PVA — polyvinyl acetate.

VCM	Vinyl chloride monomer.

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

Date: June 30, 2008

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements

Ultrapar Participações S.A. and Subsidiaries

Independent auditors’ report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Ultrapar Participações S.A.

We have audited the accompanying consolidated balance sheet of Ultrapar Participações S.A. and subsidiaries (the Company) as of December 31, 2007, and the related consolidated statements of income, shareholders’ equity and comprehensive income, changes in financial position and cash flows for the year ended then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The accompanying consolidated balance sheet of Ultrapar Participações S.A. as of December 31, 2006 and the related consolidated statements of income, shareholders’ equity and comprehensive income, changes in financial position and cash flows of the years ended December 31, 2006 and 2005, were audited by other auditors whose report thereon dated January 31, 2007 (except for notes 24 and 25, as to which the date is May 24, 2007), expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the PCAOB). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ultrapar Participações S.A. and its subsidiaries as of December 31, 2007 and the results of their operations, changes in shareholders’ equity, changes in financial position and cash flows, for the year then ended, in conformity with generally accepted accounting principles in Brazil.

Accounting principles generally accepted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is presented in Note 25 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company. Accounting Oversight Board (United States), Ultrapar Participações S.A. and subsidiaries’ internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 11, 2008 (except for the controls over note 25, as to which date is June 25, 2008) expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

São Paulo, SP — Brazil

February 11, 2008, except for notes 3a, 25 and 26, as to which the date is June 25, 2008

KPMG Auditores Independentes

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Ultrapar Participações S.A.

São Paulo - SP - Brazil

1.	We have audited the accompanying consolidated balance sheet of Ultrapar Participações S.A. and subsidiaries (“Ultrapar”) as of December 31, 2006, and the related consolidated statements of operations, changes in stockholders’ equity and changes in financial position for each of the two years in the period ended December 31, 2006, all expressed in Brazilian reais. These consolidated financial statements are the responsibility of Ultrapar’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

2.	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Ultrapar as of December 31, 2006, and the consolidated results of its operations, changes in its stockholders’ equity and its financial position for each of the two years in the period ended December 31, 2006, in conformity with accounting practices adopted in Brazil.

4.	Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). Ultrapar has presented the nature and effect of such differences in Note 25 to the consolidated financial statements.

January 31, 2007, except for the Note 25 as to which the date is May 24, 2007.

Deloitte Touche Tohmatsu Auditores Independentes

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2007 AND 2006

(In millions of Brazilian Reais - R$)

	Note	2007	2006
ASSETS

CURRENT ASSETS
Cash and cash equivalents	4	862.4	385.1
Short-term investments	5	845.3	737.3
Trade accounts receivable, net	6	1,344.4	360.0
Inventories	7	631.1	217.2
Recoverable taxes	8	202.6	117.8
Deferred income and social contribution taxes	21a	109.0	27.3
Other	3a	1,772.5	6.1
Prepaid expenses	9	13.2	8.6

		5,780.5	1,859.4

NON-CURRENT
LONG-TEEM ASSETS
Long-term investments	5	120.8	548.0
Trade accounts receivable, net	6	176.9	19.2
Related companies	21	12.9	7.4
Deferred income and social contribution taxes	22a	119.6	58.2
Recoverable taxes	8	68.7	65.3
Escrow deposits		31.8	14.3
Other		8.3	1.2
Prepaid expenses	9	36.9	13.2

		575.9	726.8

PERMANENT ASSETS
Investments:
Affiliated companies	10	12.9	5.3
Other		34.1	25.5
Property, plant and equipment, net	11	2,268.9	1,111.8
Intangible assets, net	12	66.9	61.0
Deferred charges, net	13	570.1	112.3

		2,952.9	1,315.9

TOTAL		9,309.3	3,902.1

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Loans and financing	14	674.7	155.1
Debentures	14	1,228.7	12.8
Suppliers		582.7	112.5
Payroll and related charges		123.2	81.2
Taxes payable		93.9	16.9
Dividends payable		285.1	101.4
Income and social contribution taxes		26.7	1.0
Deferred income and social contribution taxes	22a	0.1	0.2
Post-retirement benefits	24b	8.8	—
Provision for contingencies	20a	14.9	—
Other		55.0	2.7

		3,093.8	483.8

NON-CURRENT
LONG-TERM LIABILITIES
Loans and financing	14	1,009.2	1,081.8
Debentures	14	350.0	300.0
Related companies	21	4.7	4.7
Deferred income and social contribution taxes	22a	1.8	26.0
Provision for contingencies	20a	112.0	36.5
Post-retirement benefits	24b	85.1	—
Other		17.0	2.7

		1,579.8	1,451.7

MINORITY INTEREST		34.8	33.1

SHAREHOLDERS’ EQUITY
Capital	15a	3,696.8	946.0
Capital reserve	15c	0.9	0.6
Revaluation reserve	15d	11.6	13.0
Profit reserves	15e	925.5	983.2
Treasury shares	15b	(33.9)	(9.3)

		4,600.9	1,933.5

TOTAL		9,309.3	3,902.1

The accompanying notes are an integral part of these financial statements.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(In millions of Brazilian Reais - R$, except for earnings per share)

	Note	2007	2006	2005
GROSS SALES AND SERVICES	3.q	20,841.1	5,229.9	5,158.0
Deductions		(919.8)	(435.8)	(464.2)

NET SALES AND SERVICES		19,921.3	4,794.1	4,693.8
Cost of sales and services	3.r	(18,224.2)	(3,859.9)	(3,783.4)

GROSS PROFIT		1,697.1	934.2	910.4

OPERATING (EXPENSES) INCOME
Selling		(472.6)	(203.3)	(187.6)
General and administrative		(522.2)	(279.1)	(237.8)
Depreciation and amortization		(228.5)	(122.7)	(126.3)
Other operating income, net		12.3	1.3	(0.4)

		(1,211.0)	(603.8)	(552.1)

OPERATING INCOME BEFORE FINANCIAL ITEMS		486.1	330.4	358.3
Financial income (expenses), net	16	(119.4)	30.6	(27.3)
Nonoperating expenses, net	17	8.8	(18.5)	(1.8)

		(110.6)	12.1	(29.1)

INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES, EQUITY IN GAIN OF AFFILIATED COMPANIES, EMPLOYEES STATUTORY INTEREST AND MINORITY INTEREST		375.5	342.5	329.2

INCOME AND SOCIAL CONTRIBUTION TAXES
Current	22.b	(207.8)	(111.8)	(113.1)
Deferred	22.b	86.7	5.4	20.5
Benefit of tax holidays	22.b, 22.c	35.2	50.3	63.8

		(85.9)	(56.1)	(28.8)

INCOME BEFORE EQUITY IN GAIN OF AFFILIATED COMPANIES, EMPLOYEES STATUTORY INTEREST AND MINORITY INTEREST		289.6	286.4	300.4
Equity in (loss) gain of affiliated companies	10	0.6	1.0	1.6
Employees statutory interest		(7.3)	—	—
Minority interest		(101.0)	(5.3)	(2.8)

NET INCOME		181.9	282.1	299.2

EARNINGS PER SHARE (BASED ON ANNUAL WEIGHTED AVERAGE OF SHARES OUTSTANDING) - R$		2.19	3.55	3.73

The accompanying notes are an integral part of these financial statements.

ULTRAPAR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(In millions of Brazilian Reais - R$)

	Note	Capital	Capital reserve	Revaluation reserve of subsidiary and affiliated companies	Profit reserves			Retained earnings	Treasury shares	Total
					Legal	Retention of profits	Unrealized profits
BALANCES AT DECEMBER 31, 2004		664.0	0.1	16.4	61.6	749.1	118.3	—	(9.0)	1,600.5

Capital increase
Public Offering		47.1	—	—	—	—	—	—	—	47.1
Reserves		234.9	—	—	—	(234.9)	—	—	—	—
Sale of treasury shares		—	0.2	—	0.1	—	—	—	0.3	0.6
Realization of revaluation reserve		—	—	(1.4)	—	—	—	1.4	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries		—	—	—	—	—	—	(0.2)	—	(0.2)
Realization of profit reserve		—	—	—	—	—	(89.2)	89.2	—	—
Net income		—	—	—	—	—	—	299.2	—	299.2
Appropriation of net income
Legal reserve		—	—	—	15.0	—	—	(15.0)	—	—
Interim dividends (R$ 0.70 per share-after reverse stock split)		—	—	—	—	—	—	(57.1)	—	(57.1)
Proposed dividends payable (R$ 1.23 per share)		—	—	—	—	—	—	(100.0)	—	(100.0)
Reserve for unrealized profits		—	—	—	—	—	74.2	(74.2)	—	—
Retention of profit reserves		—	—	—	—	143.3	—	(143.3)	—	—

BALANCES AT DECEMBER 31, 2005		946.0	0.3	15.0	76.7	657.5	103.3	—	(8.7)	1,790.1

Acquisition of treasury shares	15b	—	—	—	—	—	—	—	(1.1)	(1.1)
Sale of treasury shares	15b	—	0.3	—	—	—	—	—	0.5	0.8
Realization of revaluation reserve	15d	—	—	(2.0)	—	—	—	2.0	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	15d	—	—	—	—	—	—	(0.5)	—	(0.5)
Retention of realization of profit reserve net of income and social contribution taxes	15e	—	—	—	—	1.6	—	(1.6)	—	—
Net income	—	—	—	—	—	—	—	282.1	—	282.1
Reversal of allowance for factory maintenance shutdown by the subsidiary, net of income taxes	—	—	—	—	—	—	—	6.3	—	6.3
Appropriation of net income
Legal reserve	15e	—	—	—	14.3	—	—	(14.3)	—	—
Interim dividends (R$ 0.89 per share)	15f	—	—	—	—	—	—	(72.0)	—	(72.0)
Proposed dividends payable (R$ 0.89 per share)	15f	—	—	—	—	—	(68.2)	(4.0)	—	(72.2)
Reserve for unrealized profits	15e	—	—	—	—	—	61.0	(61.0)	—	—
Retention of profit reserves	15e	—	—	—	—	137.0	—	(137.0)	—	—

BALANCES AT DECEMBER 31, 2006		946.0	0.6	13.0	91.0	796.1	96.1	—	(9.3)	1,933.5

Capital increase	15a	2,750.8	—	—	—	—	—	—		2,750.8
Acquisition of treasury shares	15b	—	—	—	—	—	—	—	(25.2)	(25.2)
Sale of treasury shares	—	—	0.3	—	—	—	—	—	0.6	0.9
Realization of revaluation reserve	15d	—	—	(1.4)	—	—	—	1.4	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	15d	—	—	—	—	—	—	(0.2)	—	(0.2)
Retention of realization of profit reserve net of income and social contribution taxes	—	—	—	—	—	1.2	—	(1.2)	—	—
Net income	—	—	—	—	—	—	—	181.9	—	181.9
Appropriation of net income
Legal reserve	15e	—	—	—	9.1	—	—	(9.1)	—	—
Proposed dividends payable (R$ 1.78 per share)	15f	—	—	—	—	—	(96.1)	(144.7)	—	(240.8)
Reserve for retention of profits	15e	—	—	—	—	28.1	—	(28.1)	—	—

BALANCES AT DECEMBER 31, 2007		3,696.8	0.9	11.6	100.1	825.4	—	—	(33.9)	4,600.9

The accompanying notes are an integral part of these financial statements

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(In millions of Brazilian Reais - R$)

	2007	2006	2005
SOURCES OF FUNDS
Operations
Net income	181.9	282.1	299.2
Items not affecting working capital:
Equity in losses of affiliated companies	(0.6)	(1.0)	(1.6)
Depreciation and amortization	300.6	185.8	187.7
PIS and COFINS credit on depreciation	3.0	2.1	1.4
Long-term interest and monetary variations	(130.7)	(95.2)	(44.0)
Deferred income and social contribution taxes	(41.5)	3.3	(32.3)
Minority interest	101.0	5.3	2.8
Net book value of permanent assets written off	26.2	34.2	16.6
Other long-term taxes	81.9	0.3	5.1
Reversal of provision for probable losses on permanent assets	(2.8)	3.2	—
Reversal of allowance for factory maintenance shutdown by subsidiary, net of income taxes	—	6.3
Other	1.2	0.9	0.7

	520.2	427.3	435.6

Shareholders
Capital increase due to secondary public offering	2,750.8	—	47.1

	2,750.8	—	47.1

Third parties
Decrease in long-term assets	504.9	—	—
Net working capital acquired from subsidiaries	961.5	—	—
Long-term financing and debentures	265.0	143.7	1,164.9

	1,731.4	143.7	1,164.9

Total sources	5,002.4	571.0	1,647.6

USES OF FUNDS
Permanent assets
Acquisition of investments	1,888.7	0.1	—
Acquisition of property, plant and equipment	658.8	253.0	169.2
Acquisition of intangible	6.2	11.7	10.2
Acquisition of deferred charges	63.4	74.9	51.3

	2,617.1	339.7	230.7

Dividends and interest on capital	239.2	146.1	158.7

Transfer from long-term to current liabilities	742.1	103.6	134.2
Decrease in long-term liabilities	67.4	24.6	3.9
Increase in long-term assets	—	27.7	331.4
Acquisition of treasury shares	25.2	1.1	—
Acquisition of shares from minority shareholders	0.1	0.1	—
Taxes on realization of revaluation reserve	0.2	0.5	0.2

	835.0	157.6	469.7

Total uses	3,691.3	643.4	859.1

INCREASE (DECREASE) IN WORKING CAPITAL	1,311.1	(72.4)	788.5

REPRESENTED BY
Current assets
At end of year	5,780.5	1,859.4	1,936.3
At beginning of year	1,859.4	1,936.3	1,344.9

	3,921.1	(76.9)	591.4

Current liabilities:
At end of year	3,093.8	483.8	488.3
At beginning of year	483.8	488.3	685.4

	2,610.0	(4.5)	(197.1)

INCREASE (DECREASE) IN WORKING CAPITAL	1,311.1	(72.4)	788.5

The accompanying notes are an integral part of these financial statements.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

1.	OPERATIONS

Ultrapar Participações S.A. (the “Company” or “Ultrapar”) is a holding company with headquarters in the city of São Paulo, organized under the laws of the Federative Republic of Brazil, which, through its operating subsidiaries, is engaged in the distribution of Liquefied Petroleum Gas (LPG) (Ultragaz), the production and sale of chemicals (Oxiteno), and logistic services of chemicals and fuels (Ultracargo). After the acquisition of certain operation of the Ipiranga Group, in April 2007, the Company became engaged in the distribution of fuels/lubricants and related products in the South and Southeast Regions of Brazil. The Company also became engaged in oil refining (“Refinery”) through its stake in Refinaria de Petróleo Ipiranga S.A.

2.	PRESENTATION OF THE FINANCIAL STATEMENTS

These financial statements were prepared in accordance with accounting practices derived from Brazilian Corporation Law and Brazilian Securities Commission (CVM). They have been translated into English from the original financial statements issued in Portuguese. In addition, certain terminology changes have been made and the notes to the financial statements have been adjusted to conform more closely to reporting practices prevailing in the United States of America.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting practices adopted in Brazil to record transactions and prepare the financial statements comply with those prescribed by Brazilian Corporation Law and specific standards established by the Brazilian Securities Commission (CVM), which differ in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP). See Note 25 for further discussions of these differences and a reconciliation of shareholders’ equity and net income under both sets of principles.

The following is a summary of significant accounting policies followed in the preparation of the financial statements:

Ultrapar Participações S.A. and Subsidiaries

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

	Ownership - %
	2007		2006
	Direct	Indirect	Direct	Indirect
Ultragaz Participações Ltda.	100	—	100	—
SPGás Distribuidora de Gás Ltda.	—	—	—	99
Companhia Ultragaz S.A.	—	99	—	99
Bahiana Distribuidora de Gás Ltda.	—	100	—	100
Utingás Armazenadora S.A.	—	56	—	56
LPG International Inc.	—	100	—	100
Ultracargo - Operações Logísticas e Participações Ltda.	100	—	100	—
Melamina Ultra S.A. Indústria Química	—	99	—	99
Transultra - Armazenamento e Transporte Especializado Ltda.	—	100	—	100
Petrolog Serviços e Armazéns Gerais Ltda.	—	100	—	—
Terminal Químico de Aratu S.A. - Tequimar	—	99	—	99
Oxiteno S.A. Indústria e Comércio	100	—	100	—
Oxiteno Nordeste S.A. Indústria e Comércio	—	99	—	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	—	99	—	99
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	—	100	—	100
Barrington S.L.	—	100	—	100
Oxiteno México S.A. de C.V.	—	100	—	100
Oxiteno Servicios Corporativos S.A. de C.V.	—	100	—	100
Oxiteno Servicios Industriales S.A. de C.V.	—	100	—	100
Oxiteno USA LLC	—	100	—	—
Oxiteno International Corp.	—	100	—	100
Oxiteno Overseas Corp.	—	100	—	100
Oxiteno Andina, C.A.	—	100	—	—
Imaven Imóveis e Agropecuária Ltda.	100	—	100	—
UPB Consultoria e Assessoria S.A.	100	—	—	—
Ultracargo Terminais Ltda.	100	—	—	—
Distribuidora de Produtos de Petróleo Ipiranga S.A.	100	—	—	—
Isa-Sul Administração e Participações Ltda.	—	100	—	—
Comercial Farroupilha Ltda.	—	100	—	—
Ipiranga Administração de Bens Móveis Ltda.	—	100	—	—
Maxfácil Participações S.A. (**)	—	16	—	—
Companhia Brasileira de Petróleo Ipiranga (*)	100	—	—	—
am/pm Comestíveis Ltda. (*)	—	100	—	—
Centro de Conveniências Millennium Ltda. (*)	—	100	—	—
Empresa Carioca de Produtos Químicos S.A.	—	100	—	—
Ipiranga Comercial Importadora e Exportadora Ltda.	—	100	—	—
Ipiranga Trading Limited	—	100	—	—
Tropical Transportes Ipiranga Ltda.	—	100	—	—
Ipiranga Imobiliária Ltda.	—	100	—	—
Ipiranga Logística Ltda.	—	100	—	—
Maxfácil Participações S.A. (**)	—	34	—	—
Refinaria de Petróleo Ipiranga S.A. (***)	100	—	—	—

Ultrapar Participações S.A. and Subsidiaries

(*)	As informed in the “Material Event” of March 19, 2007 and the “Material Event” of April 18, 2007, distribution of fuels/lubricants and related products of these companies are divided between Ultrapar (South and Southeast Regions of Brazil) and Petrobras (North, Northeast and Center West Regions of Brazil).
(**)	Joint control among DPPI (16%), CBPI (34%) and União de Bancos Brasileiro S.A. – UNIBANCO (50%).
(***)	As informed in the “Material Event” of March 19, 2007 and the “Material Event” of April 18, 2007, oil refinery operations of Refinaria de Petróleo Ipiranga S.A. are equally shared among Petrobras, Ultrapar and Braskem, and the subsidiary was proportionality consolidated in these financial statements in accordance with Article 32 of CVM Instruction No. 247/96.

On April 18, 2007, the Company, together with Petróleo Brasileiro S.A. (“Petrobras”) and Braskem S.A. (“Braskem”), acquired the controlling interest of Ipiranga Group, as informed in the “Material Event” published on that date. Under the terms of the Acquisition Agreement signed by the three buyers, the Company acted as commission agent of Braskem and Petrobras, and for itself for the acquisition of the fuels/lubricants distribution and related products businesses located in the South and Southeast Regions of Brazil and Empresa Carioca de Produtos Químicos S.A. (“Ipiranga”), maintaining the brand Ipiranga. Petrobras holds the control of fuel distribution and lubricant businesses located in the North, Northeast and Center West Regions of Brazil (“North Distribution Assets”), and Braskem holds control of the petrochemical assets, represented by Ipiranga Química S.A., Ipiranga Petroquímica S.A. (“IPQ”) and the ownership in Copesul – Companhia Petroquímica do Sul (“Copesul”) (“Petrochemical Assets”).

The transaction is structured in 4 stages:

(i) acquisition of Ipiranga Group controlling interest (occurred on April 18, 2007);

(ii) tag along offering for the purchase of common shares issued by Companhia Brasileira de Petróleo Ipiranga (“CBPI”), Refinaria de Petróleo Ipiranga S.A. (“RPI”) and Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”) (occurred on October 22, 2007 for DPPI and RPI and on November 8, 2007 for CBPI);

(iii) merger of the remaining shares of CBPI, RPI and DPPI into Ultrapar (occurred on December 18, 2007). For this merger of shares, the Company issued 54,770,590 preferred shares (see Note 15.a); and

(iv) segregation of assets among Ultrapar, Petrobras and Braskem (occurred on February 27, 2008 and May 14, 2008).

Ultrapar Participações S.A. and Subsidiaries

The assets, liabilities and income of Ipiranga/Refinery have been reflected in the Company’s financial statements since April 2007, with minority interest presented separately in the consolidated financial statements to September 2007. With the merger of shares, the interest of noncontrolling shareholders in Ipiranga/Refinery was eliminated, and the Company started to consolidate the total income of the companies from October 2007 on. As the Company acted as commission agent for Braskem and Petrobras, the assets acquired for them were recorded as reduction of the amounts received from them in the first and second stages of the transaction, not producing any effect in the Company’s consolidated financial statements. The balancing accounting entry of the capital increase resulting from the merger of shares referring to the North Distribution Assets and Petrochemical Assets, that will not remain with the Company, was recorded as “Other accounts receivable” in the amount of R$ 1,751.7, to be received from Braskem and Petrobras at the time when the respective assets will be delivery to them. The assets related to the operations of RPI’s oil refinery (“Refinery”) were proportionally consolidated in the Company’s financial statements, since their control is shared with Petrobras and Braskem.

The goodwill recorded by the Company in the three stages of acquisition totalled R$ 484.0, amortized over 10 years from each stage date, based on the expectation of future profitability.

On October 15, 2007, the subsidiary SPGás Distribuidora de Gás Ltda. was upstream merged with Ultragaz Participações Ltda., with the aim of simplifying the corporate structure.

On September 13, 2007, the subsidiary Barrington S.L. acquired the company Arch Química Andina, C.A. in Venezuela for R$ 15.0, and changed its name to Oxiteno Andina, C.A. Goodwill of R$ 0.2 was recorded, amortized over 10 years, based on the expectation of future profitability.

On April 30, 2007 the subsidiary Transultra—Armazenamento e Transporte Especializado Ltda. acquired the company Petrolog Serviços e Armazéns Gerais Ltda. for the amount of R$ 8.1, recording goodwill in the amount of R$ 6.5, amortized over 10 years, based on the expectation of future profitability.

b)	Cash and cash equivalents

Cash and cash equivalents comprise highly-liquid temporary cash investments (with original maturities of three months or less and which are readily convertible to cash).

Ultrapar Participações S.A. and Subsidiaries

c)	Short-term investments

Short-term investments are stated at cost plus accrued income earned (on a “pro rata temporis” basis), which approximate their market values.

d)	Trade accounts receivable

Trade accounts receivable are stated at estimated net realizable values. The allowance for doubtful accounts is recorded based on estimated losses and is considered sufficient by management to cover probable losses on accounts receivable.

e)	Inventories

Inventories are stated at the lower of average cost of acquisition or production, that does not exceed market value.

f)	Long-term investments

Long-term investments are stated at cost plus accrued income earned (on a “pro rata temporis” basis), which approximate their market values.

g)	Investments in affiliated companies

Investments in operating companies not controlled by the Company, but over which it has significant influence, are accounted for using the equity method (see Note 10).

h)	Other investments

Other investments are stated at acquisition cost, net of allowances for losses, should the losses not be considered temporary.

i)	Property, plant and equipment

Property, plant and equipment are stated at acquisition cost or constructions in progress cost and include revaluation write-ups based on appraisal reports issued by independent appraisers, in accordance with item 68, letter b), of CVM Resolution No. 183/95, as well as costs related to the maintenance of significant assets during scheduled factory replacement operations.

Depreciation is calculated on a straight-line basis at the annual rates described in Note 11, and is based on the estimated useful lives of the corresponding assets.

Leasehold improvements in gas stations are depreciated over the effective contract terms or the useful life of the assets, if shorter.

Ultrapar Participações S.A. and Subsidiaries

j)	Intangible assets

Stated at acquisition cost, net of allowance for losses, should the losses not be considered temporary, as shown in Note 12.

k)	Deferred charges

Deferred charges comprise costs incurred in the installation of Company and its subsidiaries equipment at customers’ facilities amortized over the terms of the LPG supply contracts with these customers, reorganizations and projects expenses and goodwill on acquisition of subsidiaries, as stated in Note 13.

l)	Income and social contribution taxes on income

Income and social contribution taxes, current and deferred, are measured on the basis of effective rates and include the benefit of tax holidays, as mentioned in Note 22.

m)	Provision for contingencies

The provision for contingencies is recorded for contingent risks with an estimated probable loss, based on the opinion of internal and external legal advisors and administrators. Amounts are recorded based on the estimated costs and results of proceedings (see Note 20.a).

n)	Actuarial commitment with post-retirement benefits

Actuarial commitments with the post-retirement benefits plan granted and to be granted to employees, retired employees and pensioners (net of plan assets) are provided for based on the actuarial calculation prepared by an independent actuary in accordance with the projected credit unit method, as mentioned in Note 24.b).

o)	Compensated absences

The liability for future compensation for employee vacations is fully accrued as earned.

p)	Assets and liabilities denominated in foreign currency or subject to indexation

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

Ultrapar Participações S.A. and Subsidiaries

q)	Revenues and expenses

Revenues from sales are recognized when products are delivered to the customer or services are performed, and the transfer of risks, rights and obligations associated with the ownership of products takes place. Expenses are recognized on the accrual basis. Advertising expenses, which are expensed as incurred, amounted to R$ 42.0, R$ 3.4 and R$ 3.8 for the years ended December 31, 2007, 2006 and 2005, respectively. Shipping and handling costs, classified as selling expenses and expensed as incurred, amounted to R$ 177.8, R$ 66.6 and R$ 69.0 for the years ended December 31, 2007, 2006 and 2005, respectively.

r)	Cost of sales and services

Cost of sales and services provided includes raw materials (mainly fuels/lubricants, LPG and chemicals) and production, distribution, storage and filling costs.

s)	Earnings per share

Earnings per share are calculated based on the annual weighted average of shares outstanding during each of the years presented, giving retroactive effect to stock splits. Stock dividends are not included in such retroactive earnings per share calculation. See Note 15.

t)	Use of estimates

The preparation of financial statements in accordance with accounting practices derived from the Brazilian Corporation Law requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and the reported amounts of revenues, costs and expenses for the years presented. Although these estimates are based on management’s best available knowledge of current and expected future events, actual results could differ from those estimates.

u)	Basis for translation of the financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries are translated into Brazilian Reais at the current exchange rate in effect at the balance sheet date. The criteria for preparation of the financial statements have been adapted to conform to accounting practices derived from the Brazilian Corporation Law.

4.	CASH AND CASH EQUIVALENTS

Cash equivalents consist of investments, contracted with banks of good standing, mostly represented by certificates of deposit and funds linked to the Brazilian interbank certificates of deposit (CDI) rate, and are stated at cost plus accrued income on a “pro rata temporis” basis. The increase in foreign investments is due to Dual Currency Deposits in the amount of R$ 210.1, held by the subsidiary Oxiteno Overseas Corp.

	2007	2006
Cash	203.1	32.0
Certificates of deposit and funds in Brazil	385.2	303.6
Foreign investments	274.1	49.5

Total	862.4	385.1

Ultrapar Participações S.A. and Subsidiaries

5.	SHORT AND LONG-TERM INVESTMENTS

Short-term investments are mainly related to the amount invested by the subsidiary Oxiteno Overseas Corp. in debt securities of U.S. corporations and to notes issued by the Austrian Government. As of December 31, 2007, funds in the amount of R$ 230.8 (R$ 553.1 as of December 31, 2006), raised through notes issued by the subsidiary of LPG International Inc. were invested in certificates of deposit (Dual Currency Deposits) denominated in U.S. dollars issued by foreign banks of good standing. The decrease in the Dual Currency Deposits balance was due to their maturity in 2007. Dual Currency Deposits are investments whose yield can be in U.S. dollars or Brazilian Reais, depending on the U.S. dollar rate as of the maturity date. If the U.S. dollar rate is lower than the strike rate on the maturity date, the yield of this operation will be in U.S. dollars plus interest of 7.4% per year; otherwise, it will be in Brazilian Reais plus average interest of 12.6% per year. The subsidiary records the investment at the lower of the two alternative yields, which until December 31, 2007 was represented by the U.S. dollar. To December 31, 2007, the exchange rate has always remained below the strike rate.

Long-term investments are mainly represented by debt security of an European corporation denominated in U.S. dollars, bearing interest of six-month LIBOR plus interest of 3.25% per annum and maturing on September 27, 2009, and debentures of the subsidiary Maxfácil Participações S.A.

In April 2006, subsidiary Oxiteno Overseas Corp., owner of notes in the amount of US$ 60 million issued by Companhia Ultragaz S.A. in the international market in 1997 (Original Notes), sold these Original Notes to a foreign financial institution. Concurrently, subsidiary Oxiteno Overseas Corp. acquired from this financial institution a credit linked note backed by the Original Notes. This transaction provides a financial gain for the Company corresponding to the difference between the interest rate paid for the credit linked note and the Original Notes, as mentioned in Note 14.b).

	2007	2006
Short-term investment	845.3	737.3
Long-term investment	120.8	548.0

	966.1	1,285.3

6.	TRADE ACCOUNTS RECEIVABLE, NET

	2007	2006
Domestic customers Ipiranga/Refinery	855.1	—
Other domestic customers	394.1	375.5
Financing to customers Ipiranga	298.9	—
Foreign customers	125.2	76.4
(-) Advances on foreign exchange contracts	(89.9)	(50.9)
(-) Allowance for doubtful accounts	(62.1)	(21.8)

	1,521.3	379.2

Current portion	1,344.4	360.0
Noncurrent portion	176.9	19.2

Financing to customers are directed to the reimbursement of reforms and modernizations of gas stations, acquisition of products and market development of Ipiranga.

Ultrapar Participações S.A. and Subsidiaries

The changes in the allowance for doubtful accounts are shown below:

Balance as of December 31, 2005	26.9
Addition recorded as selling expenses	10.8
Utilization	(15.9)

Balance as of December 31, 2006	21.8
Initial balance of Ipiranga/Refinery	41.2
Addition recorded as selling expenses	19.4
Utilization	(20.3)

Balance as of December 31, 2007	62.1

Allowance for doubtful accounts in the amount of R$ 39.9 and R$ 12.0 are recorded in current trade accounts receivable as of December 31, 2007 and 2006, and R$ 22.2 and R$ 9.8 are recorded in long-term trade accounts receivable as of December 31, 2007 and 2006, respectively.

Ultrapar Participações S.A. and Subsidiaries

7.	INVENTORIES

	2007			2006
	Cost	Provision for losses	Net	Cost	Provision for losses	Net
Finished products	143.7	(4.3)	139.4	98.7	(1.5)	97.2
Work in process	1.3	—	1.3	0.6	—	0.6
Raw materials	104.7	—	104.7	65.6	(0.1)	65.5
Liquefied Petroleum Gas (LPG)	24.2	—	24.2	23.4	—	23.4
Fuel, lubricants and grease	265.0	(0.4)	264.6	—	—	—
Supplies and cylinders for resale	33.7	(2.6)	31.1	20.9	(0.5)	20.4
Advances to suppliers	65.8	—	65.8	10.1	—	10.1

Total	638.4	(7.3)	631.1	219.3	(2.1)	217.2

The changes in the provision for losses on inventories are shown below:

Balance as of December 31, 2005	2.8
Additions	0.3
Write offs	(1.0)

Balance as of December 31, 2006	2.1
Additions	6.5
Write offs	(1.3)

Balance as of December 31, 2007	7.3

8.	RECOVERABLE TAXES

Represented, substantially, by credit balances of ICMS (State Value Added Tax - VAT), PIS and COFINS (social contribution taxes on revenue), and income and social contribution taxes.

	2007	2006
Income and social contribution taxes	105.0	75.3
ICMS	167.7	101.0
Provision for losses - ICMS (*)	(46.9)	(31.4)
PIS and COFINS	31.3	28.4
VAT of subsidiaries Oxiteno México S.A. de C.V. and Oxiteno Andina, C.A.	4.0	8.5
Manufacturing Tax - IPI	8.7	0.6
Other	1.5	0.7

Total	271.3	183.1

Current portion	202.6	117.8
Noncurrent portion	68.7	65.3

(*)	The provision refers to credit balances that the subsidiaries estimate they will not be able to offset in the future.

Ultrapar Participações S.A. and Subsidiaries

The changes in the provision for losses on ICMS are shown below:

Balance as of December 31, 2005	36.0
Addition	4.5
Write-off	(9.1)

Balance as of December 31, 2006	31.4
Initial balance of Ipiranga/Refinery	6.0
Addition	9.5

Balance as of December 31, 2007	46.9

The increase in the balance of income and social contribution tax credits and IPI is mainly due to the inclusion of Ipiranga.

The increase in the balance of ICMS is due to Ipiranga and the increase in ICMS credits of the Camaçari (Bahia State) plant of the subsidiary Oxiteno Nordeste S.A. Indústria e Comércio, due to measures taken by Bahia State, which made it difficult to utilize credits for import payment or to transfer them to third parties. The total balance of credits from this plant corresponds to R$ 76.8 as of December 31, 2007 (R$ 50.2 as of December 31, 2006) of which R$ 29.8 have already been reviewed by the tax authorities and are awaiting release by the state finance department of Bahia for use/transfer. In addition to these credits, the subsidiary’s management is working on a series of measures for the realization of the plant’s ICMS balance. The allowance for loss of the plant’s credits was recognized on the basis of the maximum discount expected on their commercialization. The PIS and COFINS credits are being utilized to offset other federal taxes, mainly income and social contribution taxes on income.

9.	PREPAID EXPENSES

	2007	2006
Rents	31.3	2.9
Expenses with bond issuances	10.2	12.8
Insurance premium	1.5	2.7
Other prepaid expenses	7.1	3.4

	50.1	21.8

Current portion	13.2	8.6
Noncurrent portion	36.9	13.2

The increase in the balance of rents is due the inclusion of the Ipiranga operations.

10.	INVESTMENTS IN AFFILIATED COMPANIES

A summary of financial information for the Company’s equity investments is as follows:

	December 31, 2007
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.
Number of shares or quotas held	20,125,000	156	1,493,120
Net equity - R$	29.5	7.2	7.6
Net income for the year - R$	(0.5)	0.5	0.6
Ownership interest - %	25.00	25.00	50.00

	2007
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Total
Changes in investments:
Balance at beginning of year	—	1.8	3.5	5.3
Acquisition of Ipiranga	9.5	—	—	9.5
Goodwill write-off	(2.4)	—	—	(2.4)
Refund advance for future capital increase	—	(0.1)	—	(0.1)
Equity pick-up	0.2	0.1	0.3	0.6

Balance at end of year	7.3	1.8	3.8	12.9

	December 31, 2006
	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.
Number of shares or quotas held	156	1,493,120
Net equity as of December 31, 2006 - R$	7.2	6.9
Net income for the year - R$	1.0	1.4
Ownership interest - %	25.00	50.00

Ultrapar Participações S.A. and Subsidiaries

(Amounts in millions of Brazilian Reais – R$, unless otherwise stated)

	2006
	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Total
Changes in investments:
Balance at beginning of year	1.4	2.8	4.2
Equity pick-up	0.3	0.7	1.0
Advance for future capital increase	0.1	—	0.1

Balance at end of year	1.8	3.5	5.3

	December 31, 2005
	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.
Number of shares or quotas held	156	1,493,120
Net equity - R$	5.7	5.5
Net income for the year - R$	0.4	(0.4)
Ownership interest - %	25.00	50.00

	2005
	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Total
Changes in investments:
Balance at beginning of year	1.3	4.6	5.9
Equity pick-up	0.1	1.5	1.6
Stock redemption received	—	(3.3)	(3.3)

Balance at end of year	1.4	2.8	4.2

In the consolidated financial statements, the investment of subsidiary Oxiteno S.A. Indústria e Comércio in the affiliated company Oxicap Indústria de Gases Ltda. is carried under the equity method based on the affiliate’s financial statements as of November 30, 2007. Other subsidiaries are valued based on the financial statements as of December 31, 2007.

Ultrapar Participações S.A. and Subsidiaries

(Amounts in millions of Brazilian Reais – R$, unless otherwise stated)

11.	PROPERTY, PLANT AND EQUIPMENT, NET

		2007			2006
	Annual depreciation average rates - %	Cost, including revaluation	Accumulated depreciation/ allowance for realization	Net amount	Net amount
Land	—	179.8	(0.2)	179.6	46.7
Buildings	4	624.7	(292.3)	332.4	204.2
Leasehold improvements	4	192.4	(72.6)	119.8	68.5
Machinery and equipment	8	1,113.8	(579.4)	534.4	458.2
Equipment and fixtures for the distribution of fuels / lubricants	10	760.8	(459.4)	301.4	—
Gas tanks and cylinders for LPG	10	289.2	(180.2)	109.0	114.5
Vehicles	20	221.5	(165.0)	56.5	35.6
Furniture and fixtures	10	61.5	(34.9)	26.6	15.0
Construction in progress	—	493.0	—	493.0	107.0
Advances to suppliers	—	78.6	—	78.6	49.2
Imports in transit	—	2.0	—	2.0	0.5
IT equipment	20	147.5	(114.0)	33.5	12.4
Other		2.5	(0.4)	2.1	—

Total		4,167.3	(1,898.4)	2,268.9	1,111.8

Property, plant and equipment include net capitalized interest cost of R$ 11.5 and R$ 4.3 as of December 31, 2007 and 2006, respectively.

Construction in progress refers substantially to: (i) the construction of the fatty alcohols plant of subsidiary Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.; (ii) the expansions and renovations of plants; and (iii) the construction and modernization of gas stations and terminals for distribution of fuel of subsidiaries CBPI and DPPI.

Advances to suppliers refer basically to purchases of equipment for the fatty alcohols plant of subsidiary Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.

Ultrapar Participações S.A. and Subsidiaries

(Amounts in millions of Brazilian Reais – R$, unless otherwise stated)

The subsidiaries recorded, in previous years, revaluation of property, plant and equipment items. The revaluation balances are shown below:

	2007			2006
	Revaluation	Accumulated depreciation	Net book value	Net book value
Land	16.3	—	16.3	15.5
Buildings	43.9	(35.7)	8.2	9.8
Machinery and equipment	31.7	(30.8)	0.9	1.1
Gas tanks and cylinders	48.9	(48.9)	—	—
Vehicles	0.7	(0.7)	—	—

	141.5	(116.1)	25.4	26.4

The depreciation of these revaluations in the amount of R$ 1.7 (R$ 1.9 as of December 31, 2006) was recorded in the statement of income. The amount of deferred taxes on revaluation totals R$ 6.8 (R$ 7.5 as of December 31, 2006), of which R$ 0.6 (R$ 0.9 as of December 31, 2006) is recorded as non-current liabilities, as shown in Note 22.a), and R$ 6.2 (R$ 6.6 as of December 31, 2006) is accrued in the same period in which certain subsidiaries realize the revaluation reserve, since these revaluations occurred prior to the issuance of CVM Resolution No. 183/95.

Ultrapar Participações S.A. and Subsidiaries

(Amounts in millions of Brazilian Reais – R$, unless otherwise stated)

12.	INTANGIBLE ASSETS, NET

		2007			2006
	Annual amortization average rates - %	Cost	Accumulated amortization/ allowance for realization	Net book value	Net book value
Software	20	113.0	(79.9)	33.1	24.6
Commercial property rights	3	16.3	(2.2)	14.1	14.6
Commercial funds	20	15.5	(11.3)	4.2	6.1
Technology	20	20.3	(5.3)	15.0	15.2
Other	10	1.4	(0.9)	0.5	0.5

		166.5	(99.6)	66.9	61.0

Aggregate amortization expense for the above intangible assets amounted to R$ 16.3, R$ 12.9 and R$ 12.2 for the years ended December 31, 2007, 2006 and 2005, respectively.

The estimated aggregate amortization expense for the next five years is as follows:

Until 1 year	16.2
From 1 to 2 years	11.6
From 2 to 3 years	10.3
From 3 to 4 years	8.0
From 4 to 5 years	5.6
Thereafter	15.2

Total	66.9

Commercial property rights, refer mainly to those described below:

•

On July 11, 2002, subsidiary Terminal Químico de Aratu S.A. - Tequimar signed a contract with CODEBA - Companhia Docas do Estado da Bahia for use of the site where the Aratu Terminal is located for 20 years, renewable for the same period. The price paid by Tequimar amounted R$ 12.0 and is being amortized from August, 2002 to July 2042.

•

Further, subsidiary Terminal Químico de Aratu S.A. - Tequimar has a lease agreement for an area adjacent to the Port of Santos for 20 years, effective December 2002 and renewable for another 20 years, for building and operating a terminal for receiving, tanking, handling and distribution of bulk liquids. The price paid by Tequimar was R$ 4.3 and is being amortized from August 2005 until December 2022.

Ultrapar Participações S.A. and Subsidiaries

(Amounts in millions of Brazilian Reais – R$, unless otherwise stated)

13.	DEFERRED CHARGES, NET

		2007			2006
	Annual amortization rates - %	Cost	Accumulated amortization	Net book value	Net book value
Expenses with reorganization and projects	20	63.9	(18.3)	45.6	39.7
Pre-operating expenses	12	6.7	(3.3)	3.4	4.6
Installation of Ultrasystem equipment at customers’ facilities	33	196.2	(133.8)	62.4	61.0
Goodwill	10	498.3	(41.0)	457.3	6.0
Other	20	2.9	(1.5)	1.4	1.0

		768.0	(197.9)	570.1	112.3

Expenses with reorganization and projects include, mainly, the LPG distribution structure review project and expenses for the Rio de Janeiro Petrochemical Complex (COMPERJ) project.

In 2007, goodwill related to the share acquisitions of Petrolog Serviços e Armazéns Gerais Ltda. in the amount of R$ 6.5, for Ipiranga in the amount of R$ 484.0 and Oxiteno Andina, C.A. of R$ 0.2 are being amortized over 10 years (see Note 3).

Ultrapar Participações S.A. and Subsidiaries

(Amounts in millions of Brazilian Reais – R$, unless otherwise stated)

14.	LOANS, FINANCING AND DEBENTURES

a)	Composition

Description	2007	2006	Index/Currency	Annual interest rate 2007 - %	Maturity
Foreign currency:
Syndicated loan (b)	106.4	128.5	US$	5.05	2008
Notes in the foreign market (b)	106.6	128.7	US$	9.00	2020
Notes in the foreign market (c)	443.7	535.6	US$	7.25	2015
Notes in the foreign market (d)	106.8	—	US$	9.88	2008
Working capital loan	3.5	1.4	MX$ + TIIE (i)	1.0	2008
Foreign financing	21.7	26.1	US$ + LIBOR	2.0	2009
Financing for inventories and property additions	19.6	14.4	MX$ + TIIE (i)	From 1.1 to 2.0	From 2009 to 2014
Financing for inventories and property additions	9.6	—	US$ + LIBOR	From 1.0 to 3.5	From 2009 to 2010
Import financing (FINIMP)	13.2	—	US$	6.54	2008
Advances on foreign exchange contracts	132.1	1.3	US$	From 5.95 to 6.50	< 229 days
National Bank for Economic and Social Development (BNDES)	6.0	12.9	UMBNDES (ii)	10.75	From 2008 to 2011
National Bank for Economic and Social Development (BNDES)	16.0	10.1	US$	From 7.76 to 10.91	From 2010 to 2014
Export prepayments	3.1	11.1	US$	6.2	2008

Subtotal	988.3	870.1
Unrealized losses on swap transactions	84.8	52.3

Subtotal	1,073.1	922.4

Local currency:
National Bank for Economic and Social Development (BNDES)	256.0	199.9	TJLP (iii)	From 1.80 to 4.85	From 2008 to 2014
National Bank for Economic and Social Development (BNDES)	2.5	7.0	IGP-M (iv)	6.5	2008
Government Agency for Machinery and Equipment Financing (FINAME)	63.1	40.7	TJLP (iii)	From 2.7 to 5.10	From 2008 to 2011
Research and projects financing (FINEP)	61.5	46.9	TJLP (iii)	From (2.0) to 5.0	From 2009 to 2014
Debentures (e.1)	310.5	312.8	CDI (v)	102.5	2008
Debentures (e.2)	359.4	—	CDI (v)	103.8	2011
Debentures (e.3)	908.9	—	CDI (v)	102.5	2008
Banco do Nordeste do Brasil	103.5	19.8	FNE (vi)	From 9.78 to 11.5	2018
Financial institutions	123.8	—	CDI (v)	100	From 2008 to 2009
Other	0.3	0.2	—	—	—

Subtotal	2,189.5	627.3

Total financing and debentures	3,262.6	1,549.7

Current liabilities	1,903.4	167.9
Long-term liabilities	1,359.2	1,381.8

(i)	MX$ = Mexican pesos, TIIE = Mexican break-even interbank interest rate.
(ii)	UMBNDES = BNDES monetary unit. This is a “basket” of currencies representing the composition of BNDES’ debt in foreign currency, 94% of which is linked to the U.S. dollar.
(iii)	TJLP = long-term interest rate.
(iv)	IGP-M = general market price index, is a measure of Brazilian inflation calculated by the Getúlio Vargas Foundation.
(v)	CDI = Interbank deposit rate
(vi)	FNE = Financing of Northeast Fund.

Ultrapar Participações S.A. and Subsidiaries

(Amounts in millions of Brazilian Reais – R$, unless otherwise stated)

Annual maturities of long-term financing

	2007	2006
From 1 to 2 years	282.4	529.3
From 2 to 3 years	204.0	101.5
From 3 to 4 years	182.1	37.4
From 4 to 5 years	55.7	21.7
Thereafter	635.0	691.9

Total	1,359.2	1,381.8

b)	Notes in the foreign market and syndicated loan

In June 1997, the subsidiary Companhia Ultragaz S.A. issued US$ 60 million in notes, (Original Notes) maturing in 2005. In June 2005, maturity was extended to June 2020 with put/call options in June 2008.

In June 2005, the subsidiary Oxiteno Overseas Corp. acquired the full amount of Original Notes issued by Companhia Ultragaz S.A., with funds from a syndicated loan in the amount of US$ 60 million with maturity in June 2008 and interest rate of 5.05% per year. The syndicated loan was guaranteed by the Company and the subsidiary Oxiteno S.A. Indústria e Comércio.

In April 2006, the subsidiary Oxiteno Overseas Corp. sold the Original Notes to a financial institution. Concurrently, the subsidiary acquired from this financial institution a credit linked note backed by the Original Notes, as mentioned in Note 5, thus obtaining an additional return on this investment. The transaction matures in 2020, and the subsidiary as well as the financial institution may redeem it early, although the subsidiary has only an annual option of redemption (purchase) in or after June 2008. In the event of insolvency of the financial institution, Companhia Ultragaz S.A. would be required to settle the Original Notes, although Oxiteno Overseas Corp. would continue to be creditor of the credit linked note. Thus, the Company does not eliminate the Original Notes in its consolidated financial statements.

Ultrapar Participações S.A. and Subsidiaries

(Amounts in millions of Brazilian Reais – R$, unless otherwise stated)

c)	Notes in the foreign market

In December 2005, the subsidiary LPG International Inc. issued notes in the amount of US$ 250 million, maturing in December 2015, with annual interest rate of 7.25% paid semiannually, with the first payment scheduled for June 2006. The issuance price was 98.75% of the notes’ face value, which represented a total yield for investors of 7.429% per annum upon issuance. The notes were guaranteed by the Company and by Oxiteno S.A.- Indústria e Comércio.

As a result of the issuance of notes and the syndicated loan, the Company and its subsidiaries are subject to covenants that limit, among other things:

•

Limitation of transactions with shareholders that hold amounts of 5% or more of any class of Capital Stock of the Company, except upon fair and reasonable terms no less favorable to the Company than could be obtained in a comparable arm’s-length transaction with a third party.

•	Obligation of having Board of Directors resolution for transactions with related parties higher than US$ 15 million (excepting transactions by the Company with subsidiaries and between subsidiaries).

•	Restriction of disposal of the totality or near totality of the assets of Company and subsidiaries.

•	Restriction of encumbrances on assets in excess of US$ 150 million or 15% of the value of consolidated tangible assets.

•	Maintenance of financial ratio, between consolidated net debt and consolidated EBITDA (Earning Before Interest, Taxes, Depreciation and Amortization), less than or equal to 3.5.

•	Maintenance of financial ratio, between consolidated EBITDA and consolidated net financial expenses higher than or equal to 1.5.

The restrictions imposed on the Company and its subsidiaries are usual in transactions of this nature and have not limited their ability to conduct their business to date.

The Company is in compliance with all covenants at December 31, 2007.

Ultrapar Participações S.A. and Subsidiaries

(Amounts in millions of Brazilian Reais – R$, unless otherwise stated)

d)	Notes in the foreign market

On August 1, 2003, subsidiary Companhia Brasileira de Petróleo Ipiranga issued US$ 135 million in notes in the international market. On August 1, 2005, when the interest levied increased from 7.875% per year to 9.875% per year, these securities were partly redeemed in the amount of US$ 1.3 million or R$ 3.1 million. In 2006, partial redemption was performed in the amount of US$ 79.6 million or R$ 164.9 million.

e)	Debentures

e.1) On March 1, 2005, the Company issued single series of 30,000 nonconvertible debentures, whose main features are:

Nominal unit value:	R$ 10,000 (ten thousands Reais).

Final maturity:	March 1, 2008.

Nominal value payment:	Lump sum at final maturity.

Yield:	102.5% of CDI.

Yield payment:	Semiannually, beginning March 1, 2005.

Repricing:	None.

The debentures are subject to commitments that restrict, among other things, certain operations of merger or spin-off, as well as the disposal of operating assets that would result in a reduction of more than 25% of consolidated net sales, and include the obligation to maintain a consolidated net debt to consolidated EBITDA ratio less than or equal to 3.5. As of December 31, 2007 the Company is in compliance with all covenants and none of these commitments have restricted the ability of Company and its subsidiaries’ to conduct business.

e.2) On April 18, 2006, subsidiary Companhia Brasileira de Petróleo Ipiranga registered at the Brazilian Securities and Exchange Commission - CVM, the public distribution of 35,000 debentures, single series, non-convertible and non-preferred, whose main features are:

Nominal unit value:	R$ 10,000 (ten thousands Reais).

Final maturity:	April 1, 2011

Nominal value payment:	three quotas in 2009, 2010 and 2011

Yield:	103.8% of CDI

Yield payment:	Semiannually, beginning April 1, 2006

Ultrapar Participações S.A. and Subsidiaries

(Amounts in millions of Brazilian Reais – R$, unless otherwise stated)

e.3) The Company issued debentures in the amount of R$ 889 million, in two series, to face its share of disbursement in the first and second stages of the acquisition of Ipiranga Group.

	1st serie		2nd serie
Nominal unit value:	R$	675,000,000	R$	214,000,000

Final maturity:		April 11, 2008		October 22, 2008

Yield payment, semiannually beginning:		October 11, 2007		April 22, 2008

Nominal value payment:		Lump sum at final maturity

Yield:		102.5% of CDI

Repricing:		None

Ultrapar Participações S.A. and Subsidiaries

(Amounts in millions of Brazilian Reais – R$, unless otherwise stated)

f)	Collateral

A portion of the financing is collateralized by liens on property, plant and equipment, shares of investee and guarantees provided by the Company and its subsidiaries and by minority shareholders, as shown below:

	2007	2006
Amount of financing secured by:
Property, plant and equipment	63.0	42.7
Shares of investee minority and shareholders’ guarantees	2.5	7.0

Total	65.5	49.7

Other loans are collateralized by guarantees issued by Company and by the future flow of exports. The Company is responsible for sureties and guarantees offered on behalf of its subsidiaries, amounting to R$ 986.2 (R$ 1,073.1 as of December 31, 2006).

Certain subsidiaries have issued guarantees to financial institutions related to amounts owed to those institutions by certain of their customers (vendor financing). There are no recourse provisions or collaterals that would enable the Company or its subsidiaries to recover any amounts paid to the financial institutions under these agreements. In the event such payments are made, the subsidiaries may recover such amounts paid directly from their customers. Maximum future payments related to these guarantees amount to R$ 21.6 (R$ 34.9 as of December 31, 2006), with terms of up to 213 days. As of December 31, 2007, the Company and its subsidiaries have not incurred any loss nor recorded any liability related to these guarantees.

The Company and its subsidiaries have in some loans, financing and debentures cross default clauses which oblige them to pay the contracted debt in case of default of any other debt in an amount equal or higher than US$ 10 million. As of December 31, 2007 no default has occurred in relation to the Company and its subsidiaries’ debt.

Ultrapar Participações S.A. and Subsidiaries

(Amounts in millions of Brazilian Reais – R$, unless otherwise stated)

15.	SHAREHOLDERS’ EQUITY

a)	Capital

The Company is a listed corporation with shares traded on the São Paulo and New York Stock Exchanges. Subscribed and paid-up capital is represented by 136,095,999 shares without par value, comprised of 49,429,897 common shares and 86,666,102 preferred shares.

The table below represents the changes in shares and capital occurred in 2007:

	Capital	Total shares
Events		Common shares	Preferred shares	Total
Balance as of December 31, 2006	946.0	49,429,897	31,895,512	81,325,409
Preferred shares issued in Extraordinary Shareholders’ Meeting, occurred on December 18, 2007 (see Note 3.iii)	2,750.8	—	54,770,590	54,770,590

Balance as of December 31, 2007	3,696.8	49,429,897	86,666,102	136,095,999

As of December 31, 2007, 10,397,575 preferred shares were outstanding abroad, in the form of American Depositary Receipts - ADRs.

The Extraordinary Shareholders’ Meeting held on July 20, 2005 approved reverse stock split, attributing 1 (one) share in substitution for every 1,000 (thousand) existing shares. Likewise, each American Depositary Share - ADS, previously representative of a lot of 1,000 (thousand) preferred shares, became representative of 1 (one) preferred share.

Preferred shares are not convertible into common shares, do not entail voting rights, and have priority in capital redemption, without premium, in the event of liquidation of the Company.

At the beginning of 2000, the Company granted, through a shareholders agreement, tag—along rights, which assure to noncontrolling shareholders identical conditions to those negotiated by the controlling shareholders in case of disposal of shareholding control of the Company. The tag-along rights guarantee 100% of the offer price for all types of shares issued by the Company. On May 18, 2004, the Company included the tag-along rights in its bylaws.

The Company is authorized to increase its capital, regardless of amendment to the bylaws, through a resolution of the Board of Directors, until it reaches R$ 4,500,000, by means of issuance of common or preferred shares, without keeping the existing ratio, observing the limit of  2/3 of preferred shares, to the total of the shares issued.

Ultrapar Participações S.A. and Subsidiaries

(Amounts in millions of Brazilian Reais – R$, unless otherwise stated)

b)	Treasury shares

The Company acquired its own shares at market prices, without capital reduction, for holding in treasury and subsequent disposal or cancellation, in accordance with the provisions of Brazilian Securities Commission (CVM) Instructions No. 10 of February 14, 1980 and No. 268 of November 13, 1997.

During 2007, 424,500 preferred shares were acquired at the average cost of R$ 59.37 per share regarding to the share repurchase program approved in the Board of Director’s Meeting of August 02, 2006 and extended through the Board of Director’s Meeting of August 08, 2007.

As of December 31, 2007, the Company and its subsidiaries held 833,147 preferred shares (541,197 preferred shares, net of shares provided to certain executives of these subsidiaries as described in Note 23) and 6,617 common shares in treasury, which had been acquired at the average cost of R$ 42.64 (whole Brazilian Reais) and R$ 19.30 (whole Brazilian Reais) per share, respectively. The average acquisition cost was adjusted to reflect the stock dividends and reverse stock split.

The market price of preferred shares issued by the Company as of December 31, 2007 on the BOVESPA (São Paulo Stock Exchange) was R$ 63.00.

c)	Capital reserve

The capital reserve in the amount of R$ 0.9 reflects the goodwill of the sale of shares at market price to be held in treasury in the Company’s subsidiaries, at the average price of R$ 40.42 (whole Brazilian Reais) per share. These shares were provided to certain executives of these subsidiaries as described in Note 23.

d)	Revaluation reserve

This reserve reflects the revaluation write-up of assets of subsidiaries and is realized based upon depreciation, write-off or disposal of revalued assets, including the related tax effects.

In some cases, taxes on the revaluation reserve of certain subsidiaries are recognized only upon the realization of this reserve since the revaluations occurred prior to the publication of CVM Resolution No. 183/95, as mentioned in Note 11.

e)	Profit reserves

Legal reserve

Under Brazilian corporate law, the Company is required to appropriate 5% of annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

Ultrapar Participações S.A. and Subsidiaries

(Amounts in millions of Brazilian Reais – R$, unless otherwise stated)

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

According to the Company’s bylaws, shareholders are entitled to a minimum annual dividend of 50% of adjusted net income, calculated under the terms of accounting practices adopted in Brazil.

Proposed dividends as stated in the Company’s financial statements, subject to approval at the Annual Shareholders’ Meeting, are as follows:

2007
Net income	181.9
Legal reserve	(9.1)
Retention of profits reserve	(28.1)

Dividends balance	144.7

Realization of realized profits reserve	96.1

Proposed dividends (R$ 1.777031 (whole Brazilian Reais) per share)	240.8

Ultrapar Participações S.A. and Subsidiaries

(Amounts in millions of Brazilian Reais – R$, unless otherwise stated)

16.	FINANCIAL INCOME (EXPENSES), NET

	2007	2006	2005
Financial income:
Interest on cash and cash equivalents, short and long-term investments	145.1	163.2	128.8
Interest on trade accounts receivables	19.2	5.3	5.1
Monetary and exchange variation on financial assets	(13.1)	(14.4)	(17.8)
Other income	(0.9)	1.8	2.6

	150.3	155.9	118.7

Financial expense:
Interest on loans and financing	(97.3)	(85.5)	(42.9)
Interest on debentures	(123.9)	(44.8)	(41.4)
Bank charges	(18.7)	(14.7)	(17.1)
Monetary and exchange variation on financial liabilities	48.3	17.7	32.3
Financial results from currency swap transactions	(24.6)	(19.0)	(48.8)
PIS/COFINS/CPMF/IOF/other financial expenses (*)	(38.7)	29.0	(25.6)
Other expenses	(14.8)	(8.0)	(2.5)

	(269.7)	(125.3)	(146.0)

Financial (expenses) income, net	(119.4)	30.6	(27.3)

(*)	In 2006, includes R$ 49.7 referring to the recovery of credits as mentioned in Note 20.a).

17.	NONOPERATING INCOME (EXPENSES), NET

Composed mainly of R$ 12.7 (income) (R$ 4.8 (expense) in 2006 and R$ 1.4 (expense) in 2005) of result on the sale of property, plant and equipment, mainly gas cylinders, wagon tanks and vehicles, R$ 2.3 goodwill write off by Transportadora Sulbrasileira de Gás, and R$ 1.6 (R$ 13.7 in 2006 and R$ 0.4 in 2005) in write-off of deferred assets related to projects.

Ultrapar Participações S.A. and Subsidiaries

(Amounts in millions of Brazilian Reais – R$, unless otherwise stated)

18.	SEGMENT INFORMATION

The Company has four relevant segments: gas, chemical, logistics and distribution. The gas segment distributes LPG to residential, commercial and industrial consumers mainly in the South, Southeast and Northeast regions of Brazil. The chemical segment primarily produces ethylene oxide and byproducts, which are raw materials for the textiles, foods, cosmetics, detergents, agricultural chemicals, paints and varnishes industries, among other. Operations in the logistics segment include storage and transportation, mainly in the Southeast and Northeast regions of Brazil. The distribution segment operates in distribution of fuels, lubricants and related products in the South and Southeast regions of Brazil. Reportable segments are strategic business units that provide different products and services. Intersegment sales are transacted at prices that are freely negotiated and approximate those that could be obtained with third parties.

The relevant financial information about each of the Company’s reportable segments are as follows:

	2007						2006	2005
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Other	Consolidated	Consolidated	Consolidated
Net sales, net of intercompany transactions	3,111.2	1,685.7	186.0	14,915.6	22.8	19,921.3	4,794.1	4,693.8

Operating income before financial items and equity in subsidiary and affiliated companies	132.3	106.7	14.6	261.0	(28.5)	486.1	330.4	358.3

Total assets, net of related parties	841.9	2,814.0	375.1	2,874.8	2,403.5	9,309.3	3,902.1	3,673.1

In the table above, the column “other” is composed mainly by parent company Ultrapar Participações S.A., that recorded the goodwill on the acquisition of Ipiranga, and by the participation in the oil refining business.

Disclosures of segments in accordance with U.S. GAAP are made in Note 25.V.h).

Ultrapar Participações S.A. and Subsidiaries

(Amounts in millions of Brazilian Reais – R$, unless otherwise stated)

19.	RISKS AND FINANCIAL INSTRUMENTS

The main risk factors to which the Company and its subsidiaries are exposed reflect strategic-operating and economic-financial aspects. Strategic-operating risks (such as behavior of demand, competition, technological innovation and significant structural changes in industry, among others) are addressed by the Company’s management model. Economic-financial risks mainly reflect customer default and macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company. These risks are managed through control policies, specific strategies and the determination of limits, as follows:

•

Customer default - These risks are managed by specific policies for accepting customers and analyzing credit and are mitigated by diversification of sales. As of December 31, 2007, Oxiteno S.A. Indústria e Comércio and its subsidiaries maintained R$ 1.5 (as of December 31, 2006 - R$ 1.6), the subsidiaries of Ultragaz Participações Ltda, maintained R$ 16.7 (as of December 31, 2006 - R$ 20.0) and Ipiranga/Refinery maintained R$ 43.4 as an allowance for doubtful accounts.

•

Interest rates - The Company and its subsidiaries adopt conservative policies to obtain and invest funds and to minimize the cost of capital. The temporary cash investments of the Company and its subsidiaries are comprised substantially of transactions linked to the CDI, as described in Note 4. A portion of the financial assets is intended for foreign currency hedges, as mentioned below. Borrowings are mainly originated from the BNDES, debentures and foreign currency financing are disclosed in Note 14.

•

Exchange rate - The Company’s subsidiaries use foreign currency swap instruments (mainly US$ and CDI) available in the financial market to cover assets and liabilities in foreign currency, so as to reduce the exchange rate variation effects on their results. Such swap instruments have amounts, periods and indexes equivalent to the assets and liabilities in foreign currency to which they are linked. The following summary shows assets and liabilities in foreign currency, translated into Brazilian Reais at December 31, 2007 and 2006 at the corresponding year end exchange rates:

	2007	2006
Assets:
Investments abroad and swap instruments	284.9	94.4
Foreign cash and cash equivalents abroad	282.1	50.4
Short and long-term investments in foreign currency	359.2	726.9
Receivables from foreign customers, net of advances on foreign exchange contracts and allowance for losses	35.1	25.4

Total	961.3	897.1

Liabilities:
Foreign currency financing	988.3	870.1
Import transactions payables	14.6	30.9

Total	1,002.9	901.0

Net asset (liability) exposure in foreign currency	(41.6)	(3.9)

Ultrapar Participações S.A. and Subsidiaries

(Amounts in millions of Brazilian Reais – R$, unless otherwise stated)

The exchange rate variation related to cash and cash equivalents, short and long-term investments in foreign currencies was recorded as financial expense in the consolidated statement of income for the year ended December 31, 2007, in the amount of R$ 24.0 (financial expense in 2006 of R$ 15.3 and financial expense in 2005 of R$ 9.4).

•	Market value of financial instruments

Market value of financial instruments as of December 31, 2007 and 2006 are as follows:

	2007		2006
	Book value	Market value	Book value	Market value
Financial assets:
Cash and cash equivalents	862.4	862.8	385.1	385.1
Short-term investments	845.3	864.5	737.3	734.6
Long-term investments	120.8	121.1	548.0	564.4

	1,828.5	1,848.4	1,670.4	1,684.1

Financial liabilities:
Current and long-term financing and swaps	1,683.9	1,704.9	1,236.9	1,265.3
Current and long-term debentures	1,578.7	1,578.6	312.8	312.7

	3,262.6	3,283.5	1,549.7	1,578.0

Investment:
Other investments in affiliated companies	34.1	47.4	25.5	29.0

The market value of financial instruments was obtained through the commonly used marking to market methodology, which consists of carrying the balances of the instruments until the maturity at the respective contracted rates, discounting them to present value at market rates as of December 31, 2007 and 2006. The market value of investments in affiliated companies is based on the share price trading on the BOVESPA - São Paulo Stock Exchange.

Ultrapar Participações S.A. and Subsidiaries

(Amounts in millions of Brazilian Reais – R$, unless otherwise stated)

20.	CONTINGENCIES AND COMMITMENTS

a)	Labor, civil and tax lawsuits

The Petrochemical Industry Labor Union, of which the employees of Oxiteno Nordeste S.A. Indústria e Comércio are members, filed a lawsuit against the subsidiary in 1990, demanding compliance with the adjustments established in collective labor agreement, in lieu of the salary policies effectively followed. At the same time, the employers’ association proposed a collective bargaining for the interpretation and clarification of the fourth clause of the agreement. Based on the opinion of its legal counsel, who analyzed the last decision of the Federal Supreme Court (STF) on the collective bargaining, as well as the status of the individual lawsuit of the subsidiary, management believes that an accrual for a potential loss is not necessary as of December 31, 2007.

The subsidiaries Companhia Ultragaz S.A. and Ultragaz Participações Ltda. are parties to an administrative proceeding at the SDE (Economic Law Department), linked to CADE (Administrative Council for Economic Defense), under the allegation of anticompetitive practice in certain municipalities of the State of Minas Gerais in 2001. In September 2005, the SDE issued a technical notice recommending to CADE a ruling against the companies involved in this proceeding. In their defense, the subsidiaries’ arguments, among others, are that: (i) under the terms of the notice issued by the Company’s chief executive officer on July 4, 2000, the subsidiaries’ employees were forbidden to discuss with third parties matters related to prices; and (ii) no consistent proof was attached to the proceeding’s records. In view of the arguments presented, the fact that the technical notice has no binding effect on CADE’s decision, and their legal counsel’s opinion, the subsidiaries did not record a provision for this issue. Should CADE’s decision be unfavorable, the subsidiaries could still discuss the issue at the judicial level.

The subsidiary Companhia Ultragaz S.A. is a defendant in lawsuits relating to damages caused by an explosion in 1996 in a shopping mall in the city of Osasco, State of São Paulo. Such lawsuits involve: (i) individual suits filed by victims of the explosion claiming damages from Ultragaz for the loss of economic benefit and for pain and suffering, (ii) reimbursement of expenses from management of the shopping mall and its insurance company, and (iii) a class action lawsuit seeking indemnification for material damages and pain and suffering for all the victims injured and deceased. The subsidiary believes that it has presented evidence that defective gas pipes in the shopping mall caused the accident and that Ultragaz’s on-site LPG storage facilities did not contribute to the explosion. Of the 58 lawsuits judged so far, a favorable judgment was obtained for 57, and out of these 21 have already been dismissed; only 1 had an unfavorable decision, which is still subject to appeal, and whose amount, should the decision be upheld, is R$ 0.017. Six lawsuits have not yet been judged. The subsidiary has insurance coverage for these lawsuits, and the uninsured contingent amount is R$ 22.5 as of December 31, 2007. The Company has not recorded any provision for this amount, since it believes the probability of loss is remote.

Ultrapar Participações S.A. and Subsidiaries

(Amounts in millions of Brazilian Reais – R$, unless otherwise stated)

The Company and its subsidiaries obtained injunctions to pay PIS and COFINS (taxes on revenues) without the changes introduced by Law No. 9718/98 in its original version. The ongoing questioning refers to the levy of these taxes on sources of income other than revenues. In 2005 the STF has decided the matter favorable to the taxpayer. Although it is a precedent, the effect of this decision does not automatically apply to all the companies, since they have to await judgment of their own lawsuit. In 2007 final decisions were rendered for the Company and its subsidiaries which reversed the accrual previously recorded, in the amount of R$ 12.8 (in 2006 - R$ 23.5 of accrual reversal and R$ 26.2 of recovery of amounts paid in previous periods), net of attorney’s fees. The Company has other subsidiaries whose lawsuits have not yet been judged. Should there be final favorable outcomes for the subsidiaries in all lawsuits still not judged, the Company estimates that the total positive effect in income before income and social contribution taxes should reach R$ 30.4, net of attorney’s fees.

The Company’s subsidiary Utingás Armazenadora S.A. has challenged in court ISS (Service Tax) tax assessments issued by the municipal government of Santo André. Legal counsel of the subsidiary classifies the risk as low, since a significant portion of the judgement decisions at the administrative appeal level was favorable to the subsidiary. The argument defended by the subsidiary is supported by the opinion of a renowned tax specialist. The unprovisioned updated amount of the contingency as of December 31, 2007 is R$ 42.9 (R$ 33.4 as of December 31, 2006).

On October 07, 2005, the subsidiaries of Ultragaz Participações Ltda. filed for and obtained an injunction to support the offset of PIS and COFINS credits against other federal taxes administered by the Federal Revenue Service (SRF), notably corporate income tax and social contribution taxes. According to the injunction obtained, the subsidiaries have been making escrow deposits for these debits in the amount of R$ 81.2 as of December 31, 2007 (R$ 32.3 as of December 31, 2006) and recognizing the corresponding liability for this purpose.

Subsidiaries Ultragaz Participações Ltda, Cia. Ultragaz S.A., Utingás Armazenadora S.A., Terminal Químico de Aratu S.A. - Tequimar, Transultra - Armazenamento e Transporte Especializado Ltda. and Ultracargo Operações Logísticas e Participações Ltda., hold judicial measures petitioning the full and immediate utilization of supplementary monetary adjustment based on the Consumer Price Index (IPC) / National Treasury Bonds (BTN) for 1990 (Law No. 8.200/91), and hold accruals in the amount of R$ 13.6 as a possible contingency, in case of unfavorable outcome of such lawsuits.

On December 29, 2006, the subsidiaries Oxiteno S.A Indústria e Comércio, Oxiteno Nordeste S.A Indústria e Comércio, Companhia Ultragaz S.A. and Transultra Armazenamento e Transporte Especializado Ltda filed for an injunction seeking the deduction of ICMS from PIS and COFINS tax basis. Oxiteno Nordeste S.A Indústria e Comércio received an injunction and is paying the amounts into judicial deposits, as well as recording the respective accrual in the amount of R$ 10.7 as of December 31, 2007; the others subsidiaries did not receive similar injunction and are waiting the judgment of an appeal to Regional Federal Court – TRF of the 3rd Region.

Ultrapar Participações S.A. and Subsidiaries

(Amounts in millions of Brazilian Reais – R$, unless otherwise stated)

The Company and some subsidiaries filed a request for an injunction seeking not to be subject to the legislation that restricted the offset of corporate income tax (IRPJ) and social contribution (CSLL) tax loss carryforwards computed through December 31, 1994 to 30% of income for the year. As a result of the position of Supreme Court – STF and based on opinion of the Company’s legal advisors, a provision for contingency was recorded in amount of R$ 6.6.

In 2007, considering the evolution of the recent jurisprudence, the opinion of the Company’s legal advisors and the increase of amounts involved, the Company and its subsidiaries decided to accrue PIS and COFINS on credits of interest on capital. The total amount accrued as of December 31, 2007 is R$ 20.7.

Regarding Ipiranga/Refinery, the main provisions for contingencies refer to: (a) requirements for the reversal of ICMS credits on transportation services taken during the freight reimbursement system established by DNC (currently National Agency for Petroleum - ANP), in the amount of R$ 7.0; (b) requirements for the reversal of ICMS credits in the State of Minas Gerais, on interstate outflows carried under Article 33 of ICMS Agreement 66/88, which allowed the maintenance of credits and which was suspended by an injunction conceded by the Supreme Court - STF, in the amount of R$ 27.4; (c) reversal of the deduction of unconditional discounts from the ICMS calculation basis, in the State of Minas Gerais, as a result of tax substitution, in the amount of R$ 15.7; (d) litigation based on clauses of contracts with clients; (e) claims made by former employees and outsourced personnel regarding salary related amounts.

The main tax contingencies of Ipiranga/Refinery which present risks evaluated as possible, and which, based in this evaluation, have not been accrued for in the financial statements, refer to ICMS, in the total amount of R$ 114.0 and relate, mainly to: (a) requirements for the reversal of credits on interstate outflows; (b) requirements of ICMS on the purchases of basic oils; (c) demands to reverse credits related with interstate transport services operations; (d) demands to reverse credits derived from excess taxation generated on the purchase of products in the petroleum refinery under the tax substitution system; (e) demands to reverse credits in operations with alcohol (anhydrous fuel alcohol) in the State of São Paulo; (f) tax assessment resulting from operations of alcohol loan returns (anhydrous fuel alcohol). In addition, subsidiary Distribuidora de Produtos de Petróleo Ipiranga S.A.- DPPI and its subsidiaries have tax assessments concerning non-homologation of IPI credits originated in acquisitions of products whose subsequent sales had no taxation. The non-accrued contingent amount as of December 31, 2007, is R$ 39.6.

Ultrapar Participações S.A. and Subsidiaries

(Amounts in millions of Brazilian Reais – R$, unless otherwise stated)

The Company and its subsidiaries have other ongoing administrative and judicial proceedings. Legal counsel classified the risks on these proceedings as possible and/or remote and, therefore, no reserves for potential losses on these proceedings have been recorded. The Company and its subsidiaries also have litigations that aim to recover taxes and contributions, that have not been registered in the financial statements due to their contingent nature.

Accruals and escrow deposits are summarized below:

Provisions	Balance in 2006	Initial balance of Ipiranga/ Refinery	Additions	Write-offs	Interest	Balance in 2007
Income and social contribution taxes	36.0	0.1	62.7	—	6.8	105.6
PIS and COFINS	14.7	—	30.9	(12.7)	0.7	33.6
ICMS	15.8	50.2	—	(7.0)	2.1	61.1
INSS	2.2	—	—	(0.1)	0.3	2.4
Other	—	0.8	0.9	(0.2)	0.5	2.0
Civil lawsuits	—	5.2	0.8	(1.7)	0.2	4.5
Labor claims	—	13.4	2.0	(2.8)	1.2	13.8
(-) Escrow deposits	(32.2)	(7.1)	(52.7)	1.6	(5.7)	(96.1)

Total	36.5	62.6	44.6	(22.9)	6.1	126.9

Ultrapar Participações S.A. and Subsidiaries

(Amounts in millions of Brazilian Reais – R$, unless otherwise stated)

b)	Take or pay commitments

The Company’s subsidiary Terminal Químico de Aratu S.A. - Tequimar has contracts with CODEBA - and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with their port facilities in Aratu and Suape, respectively. Such contracts establish minimum cargo movement of 1,000,000 tons per year for Aratu, effective through 2022, and 250,000 tons per year for Suape, effective through 2027. If annual movement is less than the established minimum, the subsidiary is required to pay the difference between the actual movement and the minimum contractual movement using the port rates in effect at the date of payment. As of December 31, 2007, such rates were R$ 4.59 and R$ 3.97 per ton for Aratu and Suape, respectively. The subsidiary has met the minimum cargo movement limits since inception of the contracts. At December 31, 2007, future minimum lease payments under these operating leases are: R$ 5.6 in 2008, R$ 5.6 in 2009, R$ 5.6 in 2010, R$ 5.6 in 2011, R$ 5.6 in 2012 and thereafter R$ 57.8. A substantial part of these leases are paid directly to the port authorities by Tequimar’s customers. The part of such lease expenses paid by Tequimar amounted to R$ 2.3 in 2007, R$ 2.2 in 2006 and R$ 2.0 in 2005.

The Company’s subsidiary Oxiteno Nordeste S.A. Indústria e Comércio has a supply contract with Braskem S.A., that establishes a minimum annual consumption level of ethylene per year. The minimum purchase commitment and the actual demand for the years ended December 31, 2007 and 2006, expressed in tons of ethylene, are summarized below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased.

	Minimum purchase Commitment		Actual demand
	2007	2006	2007	2006
In tons of ethylene	180,000	137,900	197,242	181,496

At December 31, 2007, future minimum purchase commitments under this contract, based on the price prevailing at that date, are: R$ 232.4 in 2008, R$ 244.6 in 2009, R$ 256.9 in 2010, R$ 269.1 in 2011, R$ 275.2 in 2012 and R$ 2,574.4 between 2013 and 2021. Total purchases made under this contract were R$ 700.6 in 2007, R$ 621.5 in 2006 and R$ 624.9 in 2005.

On August 16, 2006, the subsidiary signed a memorandum of understanding, altering the ethylene supply contract with Braskem S.A. described above. The memorandum of understanding regulates new conditions of ethylene supply through 2021, and in 2007 and 2008 the subsidiary is having access to an additional volume of ethylene, with the minimum quantity in tons increasing to 180 thousand and 190 thousand, respectively. The new condition provided for in the memorandum of understanding are reflected in future minimum purchase commitments mentioned above.

Ultrapar Participações S.A. and Subsidiaries

(Amounts in millions of Brazilian Reais – R$, unless otherwise stated)

c)	Insurance coverage for subsidiaries

The Company has insurance policies to cover various risks, including loss and damage from fire, lightning, explosion of any nature, windstorm, plane crash and electrical damage, among others, protecting the plants and other branches of all subsidiaries except Ipiranga/Refinery, with coverage amounting to US$ 445 million.

For the plants of Oxiteno S.A. Indústria e Comércio, Oxiteno Nordeste S.A. Indústria e Comércio, Oxiteno México S.A. de C.V. and Oxiteno Andina, C.A., there is also a loss of income insurance against losses from potential accidents related to their assets, with coverage amounting to US$ 258 million.

A civil liability insurance program covers the Company and its subsidiaries, with global coverage of US$ 200 million, for losses and damages from accidents caused by third parties, related to the commercial and industrial operations and/or distribution and sale of products and services.

Group life insurance, personal accident insurance, health insurance, and domestic and international transportation insurance are also contracted.

Ipiranga/Refinery have an insurance and risk management program which provides coverage for all their insurable assets, as well as coverage against risks resulting from the interruption of production, by means of an operating risk policy negotiated with the national and international insurance market, through the Brazilian Reinsurance Institute.

The coverage and limits insured by the policies are based on a detailed study of risks and losses, prepared by local insurance consultants. Management considers the type of insurance contracted sufficient to cover possible claims, in view of the nature of the activities of the companies.

The main coverage are related to operating risks, loss of profits, multiple industrial perils, multiple office risks, named perils - pools and civil liability.

Ultrapar Participações S.A. and Subsidiaries

(Amounts in millions of Brazilian Reais – R$, unless otherwise stated)

d)	Lease agreements for distribution of fuels and IT equipment

On December 31, 2007, the subsidiaries CBPI and DPPI had lease agreements mainly related to fuel distribution equipments, such as tanks, gas pump and compressors. The terms of these agreements are between 36 and 48 months.

The property, plant and equipment amount, net of depreciation, and the liability corresponding to these equipments, if they were capitalized, are shown below:

2007
Property, plant and equipment net of depreciation	19.2

Financing as of December 31, 2007	17.6

Current liabilities	7.7
Non-current liabilities	9.9

The future payments assumed in connection with these contracts, totalize approximately:

2007
2008	7.7
2009	6.5
2010	3.5

17.7

The payments above include the predetermined interest and will be updated by the CDI, until their respective dates.

Ultrapar Participações S.A. and Subsidiaries

(Amounts in millions of Brazilian Reais – R$, unless otherwise stated)

21.	RELATED COMPANIES

The balances and transactions with related parties are as follows:

	2007
	Loans		Trade accounts
	Assets	Liabilities	Receivable	Payable
Química da Bahia Indústria e Comércio S.A.	—	3.6	—	—
Serma Associação dos Usuários de Equipamentos de Processamentos de Dados e Serviços Correlatos	12.9	—	—	—
Petroquímica União S.A.	—	—	—	5.2
Oxicap Indústria de Gases Ltda.	—	—	—	1.1
Liquigás Distribuidora S.A	—	—	0.2	—
Petróleo Brasileiro S.A. – Petrobras	—	—	16.5	198.0
Copagaz Distribuidora de Gás S.A.	—	—	0.1	—
Braskem S.A.	—	—	—	11.4
SHV Gás Brasil Ltda.	—	—	0.1	—
Metalúrgica Plus S.A.	—	0.2	—	—
Plenogás - Distribuidora de Gás S.A.	—	0.9	—	—
Refinaria de Petróleo Ipiranga S.A. (*)	—	—	—	4.3

Total at December 31, 2007	12.9	4.7	16.9	220.0

Total at December 31, 2006	7.4	4.7	0.4	13.8

	2007
	Transactions		Financial expenses
	Sales	Purchases
Petroquímica União S.A.	0.2	139.3	—
Oxicap Indústria de Gases Ltda.	—	11.2	—
Liquigás Distribuidora S.A.	3.5	—	—
Química da Bahia Indústria e Comércio S.A.	—	—	(0.1)
Petróleo Brasileiro S.A. - Petrobras	0.7	13,172.1	—
Copagaz Distribuidora de Gás Ltda.	1.3	—	—
Braskem S.A.	26.9	700.6	—
SHV Gás Brasil Ltda.	1.4	—	—
Refinaria de Petróleo Ipiranga S.A. (*)	0.6	421.5	1.6
Other	0.7	—	—

Total 2007	35.3	14,444.7	1.5

Total 2006	57.1	2,796.5	(0.3)

Total 2005	82.7	2,777.6	(0.6)

Ultrapar Participações S.A. and Subsidiaries

(Amounts in millions of Brazilian Reais – R$, unless otherwise stated)

(*)	The balance of receivable, payable, purchase and sale transactions refers substantially to fuel supplies of RPI to DPPI. The amount in the table above refers to the transactions that were not eliminated on consolidation, given that RPI’s consolidation is proportional and DPPI’s is full.

Purchase and sale transactions refer, substantially, to purchases of raw materials, other materials and storage and transportation services, carried out at market prices and conditions, considering suppliers and customers with equal operating capacity.

22.	INCOME AND SOCIAL CONTRIBUTION TAXES

a)	Deferred income and social contribution taxes

The Company and its subsidiaries recognize tax assets and liabilities, which do not expire, arising from tax loss carryforwards, temporary add-backs, revaluation of property, plant and equipment and other procedures. Tax credits are based on the continuing profitability from operations. Deferred income and social contribution taxes are presented in the following principal categories:

	2007	2006
Assets:
Deferred income and social contribution taxes on:
Provision for losses in assets	26.5	20.4
Provision for contingencies	48.3	13.3
Provision for post-retirement benefits (see Note 24.b)	26.8	—
Provision for interest on capital	45.1	—
Provision for differences of cash basis versus accrual basis	29.4	16.5
Other provisions	17.8	9.3
Income and social contribution on tax loss carryforwards	34.7	26.0

Total	228.6	85.5

Current portion	109.0	27.3
Noncurrent portion	119.6	58.2

Liabilities:
Deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	0.6	0.9
Accelerated depreciation	0.1	—
Income earned abroad	—	24.2
Temporary differences of foreign subsidiaries	1.2	1.1

Total	1.9	26.2

Current portion	0.1	0.2
Noncurrent portion	1.8	26.0

Ultrapar Participações S.A. and Subsidiaries

(Amounts in millions of Brazilian Reais – R$, unless otherwise stated)

The estimated recovery of deferred income and social contribution tax assets is shown below:

Until 1 year	109.0
From 1 to 2 years	41.1
From 2 to 3 years	26.4
From 3 to 4 years	35.0
From 5 to 7 years	8.8
From 8 to 10 years	8.3

228.6

The Company and its subsidiaries have stopped to accrue income and social contribution taxes on income earned abroad for the years prior to 2002, due to the lapsing of the contingency for these years.

b)	Reconciliation of income and social contribution taxes to statutory tax rates substantially related to domestic operation

	2007	2006	2005
Income before taxes, equity in subsidiaries and affiliated companies and minority interest, after employees statutory interest	368.2	342.5	329.2
Official tax rates - %	34.0	34.0	34.0

Income and social contribution taxes at official rates	(125.2)	(116.4)	(111.9)

Adjustments to the effective tax rate:
Operating provisions and nondeductible expenses/nontaxable income	(5.5)	7.7	17.8
Adjustments to estimated income	9.6	1.8	1.1
Employees’ Meal Program (PAT)	1.7	0.4	0.5
Other adjustments	(1.7)	0.1	(0.1)

Income and social contribution taxes before tax benefits	(121.1)	(106.4)	(92.6)

Benefits of tax holidays - ADENE	35.2	50.3	63.8
Income and social contribution taxes per statement of income	(85.9)	(56.1)	(28.8)

Current	(207.8)	(111.8)	(113.1)
Deferred	86.7	5.4	20.5
Benefits of tax holidays - ADENE	35.2	50.3	63.8

c)	Tax loss carryforwards

The total amount of R$102.3 related to tax loss carryforwards may be used to offset up to 30% of future taxable income and do not expire.

Ultrapar Participações S.A. and Subsidiaries

(Amounts in millions of Brazilian Reais – R$, unless otherwise stated)

d)	Tax exemption

The following indirect subsidiaries have partial or total exemption from income tax in connection with a government program for the development of the Northeast Region of Brazil:

Subsidiary	Unit	Incentive - %	Expiration date
Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2016

Bahiana Distribuidora de Gás Ltda.	Mataripe plant	75	2013
	Suape plant (*)	100	2007
	Ilhéus plant	25	2008
	Aracaju plant	25	2008
	Caucaia plant	75	2012

Terminal Químico de Aratu S.A. - Tequimar	Aratu Terminal	75	2012
	Suape Terminal	75	2015

(*)	In December 2007, Suape plant’s exemption expired and in the first quarter of 2008 a request will be filed with ADENE (Northeast Development Agency), the agency in charge of managing this incentive program, seeking a 75% income tax reduction until 2017.

Ultrapar Participações S.A. and Subsidiaries

(Amounts in millions of Brazilian Reais – R$, unless otherwise stated)

23.	SHARE COMPENSATION PLAN

The Extraordinary Shareholders’ Meeting held on November 26, 2003 approved a compensation plan for management of the Company and its subsidiaries, which provides for: (i) the initial grant of usufruct of shares issued by the Company and held in treasury by the subsidiaries in which the beneficiaries are employed, and (ii) the transfer of the beneficial ownership of the shares between five and ten years of the initial concession provided that the professional relationship between the beneficiary and the Company and its subsidiaries is not interrupted. The total value granted to executives until December 31, 2007, including taxes, was R$ 16.3 (R$ 12.3 as of December 31, 2006). Such value is being amortized over a period of five to ten years and the amortization related to the year ended December 31, 2007, in the amount of R$ 1.3 (R$ 0.9 in 2006 and R$ 0.8 in 2005), was recorded as an operating expense for the period.

Ultrapar Participações S.A. and Subsidiaries

(Amounts in millions of Brazilian Reais – R$, unless otherwise stated)

24.	EMPLOYEE BENEFITS AND PRIVATE PENSION PLAN

a) ULTRAPREV – Associação de Previdência Complementar

In August 2001, the Company and its subsidiaries (except subsidiaries recently acquired from the Ipiranga Group) began to offer their employees a defined contribution pension plan, managed by Ultraprev - Associação de Previdência Complementar. Under the terms of the plan, the basic contribution of each participating employee is defined annually by the participant between 0% and 11%, of his/her salary. The sponsoring companies provide a matching contribution to the basic contribution. As participants retire, they may opt to receive monthly: (i) a percentage varying between 0.5% and 1.0% of the fund accumulated in his/her name at Ultraprev, or (ii) a fixed amount that will extinguish the fund accumulated in his/her name in a period between 5 and 25 years. As such, neither the Company nor its subsidiaries assume responsibility for guaranteeing amounts or periods of receipt for the participants that retire. In 2007, the Company and its subsidiaries contributed R$ 3.5 (R$ 3.3 in 2006 and R$ 3.0 in 2005) to Ultraprev, which was charged to income for the year. The total number of employee participants as of December 31, 2007 was 5,522, with 14 participants retired to date. Additionally, Ultraprev has 1 active participant and 31 former employees receiving benefits according to the policies of a previous plan.

b) Fundação Francisco Martins Bastos

The subsidiaries Distribuidora de Produtos de Petróleo Ipiranga S.A., Companhia Brasileira de Petróleo Ipiranga and Refinaria de Petróleo Ipiranga S.A., together with other companies which formed the Ipiranga Group, are sponsors of Fundação Francisco Martins Bastos, which provides a defined benefit plan to their employees.

FFMB’s benefit plan was created in 1993. At first, only the basic benefit was granted (structured in the form of a defined benefit) and in July 1998, the supplementary benefit became effective (in the form of a defined contribution during the stage when programmable benefits are capitalized) with a percentage of contribution applicable on the possible variable remuneration. The cost of the plan is apportioned between the sponsors and participants.

Besides the retirement of eligible employees Ipiranga/Refinery also provide for post-retirement benefits with a bonus for the length of service, severance of the Government Severance Indemnity Fund - FGTS and health insurance plan and life insurance for eligible employees (“supplementary benefits”).

Amounts related to the supplementary benefits and pension plan have been determined upon an annual actuarial assessment, carried out by independent actuaries, on December 31, 2007 and are recorded in the financial statements in accordance with CVM Resolution No. 371/2000.

Ultrapar Participações S.A. and Subsidiaries

(Amounts in millions of Brazilian Reais – R$, unless otherwise stated)

The reconciliation of post-retirement benefits` liabilities at December 31 is as follows:

2007
Present value of liabilities	(372.2)
Present value of unprovided liabilities	(76.9)
Fair value of assets	417.8
Non-recognized actuarial gains	(62.6)

Liabilities net of post-retirement benefits	(93.9)

Current liabilities	(8.8)
Non-current liabilities	(85.1)

The portion of actuarial gains or losses to be recorded as income or deficit is the amount of unrecorded gains or losses which exceed the highest of the limits below, in each year:

(i)	10% of the current amount of total actuarial liability of the defined benefit; and

(ii)	10% of the fair value of the plan’s assets.

The portion which exceeds the limits shall be amortized on an annual basis and the amount will be divided by the estimated remaining average working life for employees taking part in the plan.

Amounts recorded in the Statement of operations are as follows:

2007
Current services cost	10.0
Interest cost	47.5
Expected return on assets	(47.0)
Amortization of actuarial losses	0.7
Employee’s contribution	(3.1)

Total expenses for the year	8.1

Ultrapar Participações S.A. and Subsidiaries

(Amounts in millions of Brazilian Reais – R$, unless otherwise stated)

The turnover of net liabilities of post-retirement benefits, may be summarized as follows:

2007
Net liability at the beginning of the year	(91.2)
Expenses in the year	(8.1)
Real contributions of the company in the year	5.1
Real benefits paid in the year	4.4
Liability written-off due to sale/effect reduction	(4.1)

Net liability at the end of the year	(93.9)

The principal actuarial assumptions adopted are the following:

•	Discount rate at present value of actuarial liability - 10.2% p.a.

•	Expected long-term return on plan assets – 10.2% p.a.

•	Expected salary increase rate - 6.1% p.a.

•	Inflation rate (long-term) - 4.0% p.a.

•	Growth rate of medical benefits - 7.1% p.a.

Biometric assumptions used:

•	Life table - AT 1983 Basic compensation of 10%*

•	Turnover table - adjusted Towers Perrin

•	Disabled persons’ life table - RRB 1983

•	Disability entry table - RRB 1944 changed

*	The CSO-80 life table was used for the life insurance benefit

Ultrapar Participações S.A. and Subsidiaries

(Amounts in millions of Brazilian Reais – R$, unless otherwise stated)

25.	SUMMARY AND RECONCILIATION OF THE DIFFERENCES BETWEEN ACCOUNTING PRACTICES ADOPTED IN BRAZIL AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (U.S. GAAP)

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

(Amounts in millions of Brazilian Reais – R$, unless otherwise stated)

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

Brazilian corporate law allows certain jointly controlled corporate entities to be consolidated in a pro rata basis. U.S. GAAP requires these entities to be reported under the equity method. The Company’s investment in Refining is consolidated using the pro rata method for Brazilian GAAP purposes.

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

Ultrapar Participações S.A. and Subsidiaries

(Amounts in millions of Brazilian Reais – R$, unless otherwise stated)

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

Under Brazilian corporate law, purchases by subsidiaries of their own stock from minority shareholders are initially recorded at cost. Upon cancellation of these shares, the difference between cost and the related book value of the subsidiary’s shareholders’ equity is recorded by the parent company and in the consolidated financial statements as a capital gain or loss. Direct purchases by the parent company of the subsidiaries’ stock from minority shareholders are recorded at cost, with the difference between cost and the related book value of the subsidiaries’ shareholders’ equity recorded as positive or negative goodwill by the parent company and in the consolidated financial statements.

Under U.S. GAAP, purchases of treasury stock by subsidiaries from minority shareholders and direct purchases by the parent company of the subsidiaries’ stock from minority shareholders are recorded as step acquisitions under the purchase method, with assignment of the purchase price to the underlying assets and liabilities based on their fair values and recording of goodwill to the extent that the purchase price exceeds the proportionate amount of the net fair value of the assets and liabilities. No gain or loss is recognized upon either purchase or cancellation of the shares.

Ultrapar Participações S.A. and Subsidiaries

(Amounts in millions of Brazilian Reais – R$, unless otherwise stated)

Acquisition of Ipiranga

As mentioned in Note 3.a), on April 18, 2007, the Company acquired the controlling interest of Ipiranga and of Refinery, the management of which is equally shared among Petrobras, Ultrapar and Braskem. The results of Ipiranga and Refinery have been included in the consolidated financial statements since April 2007. Following the transaction, Ultrapar, already the largest LPG distributor in Brazil, became the second largest group in the fuel distribution business in Brazil, with approximately 15% market share. Ultrapar believes that fuel distribution is a natural extension of LPG distribution because it has similar profitability drivers: logistics efficiency, management of a dealer network and leveraging of a renowned brand.

The cost of acquisition was R$ 1,857.9. Of the total cost of acquisition, R$ 814.8 relates to DPPI and R$ 1,043.1 relates to CBPI.

Under U.S. GAAP, the Company recorded the acquisition based on the fair value of the assets acquired and liabilities assumed and determined goodwill in accordance with the purchase method of accounting prescribed by Statement of Financial Accounting Standards (“SFAS”) 141, “Business Combinations”. This allocation is completed and resulted in the identification of goodwill as shown below.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the conclusion of the acquisition:

R$
Current assets	1,649.6
Noncurrent assets	431.5
Property, plant and equipment	456.3
Intangible assets	95.3
Goodwill	413.7

Total assets acquired and goodwill	3,046.4

Current liabilities	814.7
Noncurrent liabilities	373.8

Net assets	1,857.9

Ultrapar Participações S.A. and Subsidiaries

(Amounts in millions of Brazilian Reais – R$, unless otherwise stated)

Goodwill recorded under accounting practices adopted in Brazil	484.0

Goodwill difference between U.S. GAAP and accounting practices adopted in Brazil	(70.3)

Goodwill recorded under U.S. GAAP	413.7

Intangible assets:
Trademark acquired - Ipiranga	83.4
Franchise agreement – am/pm	11.9

95.3

Of the R$ 95.3 of acquired intangible assets, R$ 83.4 was assigned to a registered trademark that is not subject to amortization. The remaining R$ 11.9 of acquired intangible assets have a useful life of approximately 8 years.

The R$ 413.7 of goodwill was assigned to the distribution of fuels/lubricants segment. The goodwill of R$ 484.0 under accounting practices adopted in Brazil is expected to be deductible for tax purposes.

The following summary presents the Company’s unaudited pro forma consolidated results of operations for the periods ended December 31, 2007 and 2006, in accordance with accounting practices adopted in Brazil, as if the distribution of fuels/lubricants acquisition had been completed at the beginning of each period. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such dates, nor is it necessarily indicative of future operating results:

Amounts under accounting practices adopted in Brazil	2007	2006
Net sales and services	24,743.8	24,894.4
Operating income before financial items	586.7	689.9
Net income	210.2	407.8
Net earnings per thousand shares - whole R$	1.55	5.03

Ultrapar Participações S.A. and Subsidiaries

(Amounts in millions of Brazilian Reais – R$, unless otherwise stated)

Acquisition of Petrolog

As mentioned in Note 3.a), on April 30, 2007 the Company acquired, through its subsidiary Transultra - Armazenamento e Transporte Especializado Ltda., the company Petrolog Serviços e Armazéns Gerais Ltda. for the amount of R$ 8.1, recording goodwill in the amount of R$ 6.5, amortized in 10 years, based on its expected future profitability. The Company has not identified any significant differences between accounting practices adopted in Brazil and U.S. GAAP in relation to this acquisition.

Acquisition of Oxiteno Andina, C.A.

As mentioned in Note 3.a), on September 13, 2007 the Company acquired, through its subsidiary Barrington S.L., the company Oxiteno Andina, C.A. for the amount of R$ 15.0, recording goodwill in the amount of R$ 0.2, amortized in 10 years, based on its expected future profitability. The Company has not identified any significant differences between accounting practices adopted in Brazil and U.S. GAAP in relation to this acquisition.

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

Under U.S. GAAP, earnings per share are determined based upon the weighted average number of shares outstanding during the period, giving retroactive effect to stock dividends and stock splits. Nonvested shares granted to certain executives of the Company as disclosed in Note 25.I.l) are not included in the computation of basic earnings per share even though the shares are legally issued, since such shares are contingently returnable. These nonvested shares are included in diluted earnings per share applying the treasury stock method. The calculation of earnings per share under U.S. GAAP is shown in Note 25.V.a).

The Extraordinary Shareholders’ Meeting held on July 20, 2005 approved a reverse stock split of the Company’s shares, attributing 1 (one) share in substitution for every 1,000 (thousand) existing shares. Likewise, each American Depositary Share - ADS, previously representative of a lot of 1,000 (thousand) preferred shares, became representative of 1 (one) preferred share.

Ultrapar Participações S.A. and Subsidiaries

(Amounts in millions of Brazilian Reais – R$, unless otherwise stated)

h)	Available-for-sale securities

Equity securities

Under accounting practices adopted in Brazil, available-for-sale equity securities are generally carried at cost, less provision charged to the statement of income if a loss in value is considered to be other than temporary.

For U.S. GAAP reconciliation purposes, the available-for-sale equity security has been recorded at estimated fair value, and the resulting accumulated adjustment, in the amount of R$ 10.6 (positive), R$ 4.1 (positive) and R$ 5.1 (positive) as of December 31, 2007, 2006 and 2005, respectively, net of deferred tax effect, when applicable, has been recognized as a separate component of shareholders’ equity until realization. The estimated fair values of the equity security carried by the Company are R$ 39.7 and R$ 22.2 as of December 31, 2007 and 2006, respectively. During the years presented, no equity security classified under U.S. GAAP as available-for-sale was disposed of.

Debt securities

Under accounting practices adopted in Brazil, available-for-sale debt securities are generally carried at cost, plus interest income earned less provisions, when applicable, charged to the statement of income to reduce its carrying value to market value.

For U.S. GAAP reconciliation purposes, available-for-sale debt securities have been recorded at estimated fair value, and the resulting accumulated adjustment, in the amount of R$ 12.8 positive as of December 31, 2007 (R$ 9.0 positive as of December 31, 2006 and zero as of December 31, 2005), has been recognized as a separate component of shareholders’ equity, net of deferred tax effects and minority interest, when applicable, until realization.

As of December 31, 2007 and 2006, the fair values of available-for-sale debt securities amounted to R$ 554.3 and R$ 871.8, respectively, and the gross unrealized gains amount to R$ 19.5 in 2007 (R$ 13.7 in 2006).

As of December 31, 2007 and 2006, the amount of R$ 421.1 and R$ 704.3, respectively, of available-for-sale debt securities mature within one year and R$ 113.7 and R$ 128.3, respectively, mature between one and two years.

For the year ended December 31, 2007, the Company sold debt securities for R$ 558.0 (R$ 315.2 in 2006 and R$ 12.6 in 2005), generating a gross realized loss of R$ 38.9 (R$ 6.1 in 2006 and R$ 3.0 in 2005), recorded in the statement of income. The cost of such securities was based on specific identification.

As of December 31, 2007 and 2006, the amount of R$ 424.2 and R$ 33.0, respectively, of held to maturity debt securities mature within one year, zero and R$ 386.8, respectively, mature between one and two years and R$ 7.1 and R$ 7.1, respectively, mature in 2018. Under accounting practices adopted in Brazil and for U.S. GAAP, held to maturity debt securities are treated similarly.

Ultrapar Participações S.A. and Subsidiaries

i)	Accounting for derivative financial instruments

In the Company’s financial statements prepared in accordance with accounting practices adopted in Brazil derivative financial instruments are recorded at net settlement price as determined on each balance sheet date.

Under U.S. GAAP, effective January 1, 2001, all derivative financial instruments must be reported at fair value on each balance sheet date and classified as a derivative asset or liability. Also under U.S. GAAP, the requirements for a derivative instrument to qualify for hedge accounting and deferral of gains and losses are more restrictive than under Brazilian corporate law. The Company has not accounted for any derivative instrument following hedge accounting.

The following table provides a detail of our derivative financial instruments outstanding at the end of each period for which income statement is being presented.

2007
Description	Notional amount				Receiving side Interest rate	Paying side Interest rate	Book value Gain (loss)	Fair value - U.S. GAAP Gain (loss)	Adjustment Gain (loss)
	Receive currency		Pay currency
Swap	US$	53.3	R$	128.9	5.1% fixed	101.7% to 102.0% of CDI - variable	(76.7)	(77.1)	(0.4)
Swap	US$	14.0	MXN	153.6	—	3.6% - fixed	(0.3)	(0.3)	—
Swap	US$	1.9	R$	3.4	—	15.5% of CDI - variable	(0.0)	(0.0)	—
Swap	R$	57.3	US$	31.8	8.9 to 49.5% of CDI - variable	—	0.9	0.9	—
Swap	R$	17.0	US$	9.5	38.0 to 48.0% of CDI - variable	—	0.2	0.2	—
Swap	US$	69.3	R$	126.6	5.0 to 7.0% of CDI - variable	81.4% to 99.9% of CDI - variable	(4.5)	(4.4)	0.1
Swap	US$	1.4	R$	4.1	6.2% fixed	90.7% of CDI - variable	(4.4)	(4.4)	—

Total							(84.8)	(85.1)	(0.3)

Ultrapar Participações S.A. and Subsidiaries

2006
Description	Notional amount				Receiving side Interest rate	Paying side Interest rate	Book value Gain (loss)	Fair value - U.S. GAAP Gain (loss)	Adjustment Gain (loss)
	Receive currency		Pay currency
Swap	US$	56.0	R$	135.5	5.1% fixed	101.7% to 102.0% of CDI -variable	(42.8)	(45.1)	(2.3)
Zero Cost Collar	US$	13.0	MXN	143.6	—	Below MXN 11.1140	(0.4)	(0.4)	—
Swap	US$	7.7	R$	16.7	—	41.0 to 61.0% of CDI - variable	(0.2)	(0.3)	(0.1)
Swap	R$	28.3	US$	13.2	51.5 to 58.6% of CDI - variable	—	0.3	0.5	0.2
Swap	R$	12.8	US$	6.0	51.1 to 61.0% of CDI - variable	—	0.1	0.2	0.1
Swap	R$	44.9	US$	20.9	96.4 to 105.0% of CDI - variable	5.3% fixed	0.5	1.0	0.5
Swap	R$	17.9	US$	8.4	98.3 to 101.0% of CDI - variable	5.3% fixed	0.1	0.4	0.3
Swap	US$	4.3	R$	12.6	6.2% fixed	93.0% of CDI - variable	(9.9)	(9.8)	0.1

Total							(52.3)	(53.5)	(1.2)

2005
Description	Notional amount				Receiving side Interest rate	Paying side Interest rate	Book value Gain (loss)	Fair value - U.S. GAAP Gain (loss)	Adjustment Gain (loss)
	Receive currency		Pay currency
Swap	US$	58.9	R$	142.4	5.1% fixed	101.7% to 102% of CDI - variable	(15.2)	(16.7)	(1.5)
Swap	US$	10.8	MXN	122.0	—	5.8% fixed	(3.3)	(5.2)	(1.9)
Swap	US$	1.4	R$	3.3	—	36.9% to 101.3% of CDI - variable	0.1	—	(0.1)
Swap	R$	9.0	US$	4.0	74.4% to 79.0% of CDI - variable	—	(0.2)	(0.2)	—
Swap	R$	84.3	US$	37.7	99.6% to 104.5% of CDI - variable	4% fixed	(2.0)	(1.5)	0.5
Swap	US$	16.7	R$	49.3	4.2% to 6.9% fixed	84.7% to 94.2% of CDI - variable	(27.5)	(27.1)	0.4

Total							(48.1)	(50.7)	(2.6)

Ultrapar Participações S.A. and Subsidiaries

j)	Expenses for public offering of shares

Under accounting practices adopted in Brazil, costs associated with the offering of shares to the public, in the amount of R$ 2.4, are recorded as financial expenses in 2005.

Under U.S. GAAP, these costs directly reduce the proceeds of the offering recorded in capital.

k)	Income and social contribution - FIN 48

On January 1, 2007, the Company adopted Financial Accounting Board Interpretation No.48 (FIN 48) “Accounting for Uncertainty in Income Taxes” for U.S. GAAP purposes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken, or expected to be taken, in a tax return. This interpretation also provides a guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transaction. A reconciliation of the beginning and ending amounts of the unrecognized tax benefits is as follows:

Balance at January 1, 2007	0.9
Increase related to current year tax positions	19.4
Increase from business combination of Ipiranga/Refinery	5.9

Balance at December 31, 2007	26.2

If recognized, the total amount of R$ 20.3 of unrecognized tax benefits would have a positive impact on the Company’s effective rate.

It is possible that the amount of unrecognized tax benefits will change in the next twelve months, however, an estimate of the range of the possible change cannot be made at this time due to the long time usually required to reach a settlement agreement with the tax authorities.

The Company’s policy is to record penalties and interest related to tax contingencies and obligations as financial expenses in the consolidated statements of income such penalties and interest. Total interest and penalties expenses related to uncertain tax benefits amounted R$ 1.3 in 2007. Total accrued interest and penalties as of December 31, 2007 and December 31, 2006 were R$ 3.8 and R$ 2.5, respectively were not included in the table above.

The Company files its tax returns on income and social contribution taxes as prescribed by the corresponding tax laws. The Company is subject to examination by fiscal authorities from 2002 to 2007.

Ultrapar Participações S.A. and Subsidiaries

l)	Accounting for share compensation plan

As mentioned in Note 23, the Company has approved a share compensation plan on November 26, 2003.

The table below summarizes the information related to the shares granted to the Company’s executives:

Grant date	Restricted shares granted	Fair value of shares (whole Brazilian Reais)	Total compensation costs, including tax	Accumulated recognized compensation costs	Unrecognized compensation costs
	(*)
December 12, 2007	45,000	64.70	4.0	—	4.0
November 9, 2006	51,800	46.50	3.3	(0.4)	2.9
December 14, 2005	28,400	32.83	1.3	(0.3)	1.0
October 4, 2004	47,150	40.78	2.7	(0.9)	1.8
December 17, 2003	119,600	30.32	5.0	(2.0)	3.0

	291,950		16.3	(3.6)	12.7

(*)	Retroactively adjusted for the stock dividend and reverse stock split as mentioned in Note 25.I.g).

Those shares were granted at no cost to the Company’s executives. The grant-date fair values were determined based on the market value of these shares on the BOVESPA. These executives have the right to receive dividends on these shares provided that the professional relationship between them and the Company and its subsidiaries is not interrupted. These shares will cliff vest in five to ten years of the initial award. As of December 31, 2007, none of these shares granted to the executives were forfeited. As of December 31, 2007, the total compensation cost related to nonvested awards not yet recognized amounts to R$ 12.7, and 7.9 years is the weighted-average period over which this compensation cost is expected to be recognized.

Under accounting practices adopted in Brazil, the Company records compensation costs from its share compensation plan similarly to the requirements of SFAS 123 (R) “Share-Based Payment”, using the fair value of the award. Compensation cost is charged to earnings on a straight-line basis. The fair value of the award equals its intrinsic value at the grant date.

No adjustments are included in the U.S. GAAP reconciliation related to the Company’s stock compensation plan since the Company applies SFAS 123 (R) “Share-Based Payment” to account for the plan for U.S. GAAP purposes.

For U.S. GAAP purposes, dividends declared under these unvested restricted shares are accounted for initially as a charge to retained earnings. If the restricted shares do not vest, all previously declared dividends associated with the restricted shares are reversed from retained earnings and charged to compensation expense. As of December 31, 2007, accumulated dividends declared under all unvested restricted shares outstanding amounted to R$ 1.3 (R$ 0.9 as of December 31, 2006).

Ultrapar Participações S.A. and Subsidiaries

m)	Fair value of guarantees under FIN 45

Under accounting practices adopted in Brazil, the Company is not required to record any liability related to guarantees given to third parties unless contingent obligations to make future payments under the guarantees are probable.

Under accounting practices adopted in Brazil, as of December 31, 2007, the Company has not recorded any liability related to these guarantees, as disclosed in Note 14.

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

Under U.S. GAAP, as of December 31, 2007 and 2006 the Company recorded a liability in the amount of R$ 1.8 and R$ 0.8, respectively, related to these guarantees based on their fair value. The respective offsetting entry of this liability was recorded as an expense. The net effect of this matter in the income statement as per U.S. GAAP is R$ 0.5 (income), R$ 0.0 and R$ 0.3 (expenses), per the year ended on December 31, 2007, 2006 and 2005, respectively, at the time those guarantees were issued. The Company reduces the liability (by a credit to earnings) as it is released from risk under the guarantees.

Ultrapar Participações S.A. and Subsidiaries

n)	Translation adjustments

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

Under U.S. GAAP, the functional currency of Oxiteno México S.A. de C.V. (“Oxiteno México”), is the Mexican Peso. As a consequence, the financial statements of Oxiteno México are translated into Brazilian Reais in accordance with the criteria set forth in Statement of Financial Accounting Standards No. 52 (“SFAS 52”). Under these criteria, assets and liabilities are translated into Brazilian Reais at the exchange rate in effect at the end of the reporting period, and revenues, expenses, gains and losses are translated into Brazilian Reais at the average rates prevailing during the respective months. The net translation gain or loss resulting from this translation process is excluded from income and is presented as cumulative translation adjustments (CTA) in “Other comprehensive income (loss)” as a separate component of shareholders’ equity.

As a result of this difference, the net translation gain or loss, net of tax, reported in the statement of income under accounting practices adopted in Brazil in the amount of R$ 2.3 (loss) for the year ended December 31, 2007 (R$ 1.2 (loss) and R$3.0 (income) as of December 31, 2006 and 2005, respectively) was reclassified to “Accumulated other comprehensive income (loss)” in shareholders’ equity under U.S. GAAP. Such difference has no total shareholders’ equity effect.

Other foreign subsidiaries produced a totals adjustment of R$ 0.1 (gain) in 2007.

o)	Classification of export notes

Certain subsidiaries of the Company have discounted certain export notes under recourse financing arrangements with financial institutions operating in Brazil. If the original debtors fail to pay their obligations when due, these subsidiaries would be required to repay the financed amounts. Under accounting practices adopted in Brazil, such transactions are classified as a reduction of accounts receivable as mentioned in Note 6. Under U.S. GAAP, these transactions are recorded gross as accounts receivable and bank loans. As a consequence, current assets and liabilities under U.S. GAAP would be increased by R$ 89.9 and R$ 50.9 at December 31, 2007 and 2006, respectively. This U.S. GAAP difference has no net income or equity effect.

Ultrapar Participações S.A. and Subsidiaries

p)	Operating income

Under accounting practices adopted in Brazil, nonoperating income (expenses) includes certain items that would be classified within operating income for U.S. GAAP purposes. These items amounted to R$ 10.0 (gain), R$ 14.8 (loss) and R$ 1.6 (loss) for the years ended December 31, 2007, 2006 and 2005, respectively, and are composed as follows:

	2007	2006	2005
Total net nonoperating expenses, reported under accounting practices adopted in Brazil	8.8	(18.5)	(1.8)
Operating items under U.S. GAAP:
Loss (gain) on disposals of fixed assets	(11.6)	1.1	1.6
Expenses related to projects	1.6	13.7	—

Net nonoperating income (expenses), under U.S. GAAP (loss on disposal of investments)	(1.2)	(3.7)	(0.2)

q)	Escrow deposits

Under accounting practices adopted in Brazil, the balances of escrow deposits are offset against their respective provisions under the heading “Provision for contingencies” in non-current liabilities (as shown in the table of Note 20 a).

Under U.S. GAAP, these balances are recorded gross as escrow deposits and provision for contingencies. As a consequence, non-current assets and liabilities under U.S. GAAP would be increased by R$ 96.1 and R$ 32.2 at December 31, 2007 and 2006, respectively. This U.S. GAAP difference has no net income or equity effect.

Ultrapar Participações S.A. and Subsidiaries

r)	Accounting for planned major maintenance activities – change in accounting principle

Under accounting practices adopted in Brazil, the Company used the accrue-in-advance method of accounting for planned major maintenance activities until January 1, 2006. In accordance with the provisions contained in CVM Resolution No. 489, dated of October 3, 2005 and the Accounting Pronouncement and Standard-NPC 22 about Provisions, Liabilities and Contingencies, issued by the Brazilian Institute of Independent Auditors - IBRACON, the accrue-in-advance method of accounting for planned major maintenance was prohibited to be used as from January 1, 2006. As a result, as from January 1, 2006, the Company changed its accounting principle in regard to planned major maintenance activities and selected to use the deferral method by which the Company capitalizes the amounts expended on the major maintenance activities and amortizes them through the period to the next planned major maintenance. The effect of such change in accounting principle is recorded as a prior year adjustment to retained earnings as of January 1, 2006 not restating prior periods.

Under U.S. GAAP, the Company also used the accrue-in-advance method of accounting for planned major maintenance activities until January 1, 2006. In order to be consistent with Company’s view and accounting practices adopted in Brazil, the Company early adopted the FSP AUG AIR - Accounting for Planned Maintenance Activities as of January 1, 2006. As a result, as from January 1, 2006, the Company changed its accounting principle in regards to planned major maintenance activities and selected to use the deferral method consistently with accounting principles adopted in Brazil. The Company applied the FSP guidance and SFAS No. 154 “Accounting Changes and Error Corrections” to record retrospectively the effect of the change in accounting principle for all periods presented. All effects related to this matter concerns the chemical segment. The table below summarizes this change in accounting principles:

Ultrapar Participações S.A. and Subsidiaries

Description	Amount previously reported under U.S. GAAP	Gross effect of change in accounting principle	Income tax on change in accounting principle	Net effect of change in accounting principle	Amount reported under U.S. GAAP in these financial statements
Net income
Year ended December 31, 2005	292.1	(4.9)	1.7	(3.2)	288.9
Other comprehensive income
Year ended December 31, 2005	290.0	(4.9)	1.7	(3.2)	286.8
Earnings per share - basic and diluted
Year ended December 31, 2005	3.61	(0.06)	0.02	(0.04)	3.57

s)	Accounting for asset retirement obligation

Under accounting practices adopted in Brazil, the Company expenses the amounts to be spent when certain assets are retired, as incurred.

Under U.S. GAAP, the Company adopts SFAS No. 143 - Accounting for Asset Retirement Obligations (“SFAS 143”). Asset retirement obligations correspond to the legally required obligation to remove fuel tanks upon retirement. Under SFAS 143, the fair value of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred, which is typically at the time the related assets are installed. Amounts recorded for the related assets will be increased by the amount of these obligations and depreciated over the related useful lives of such assets. Over time, the amounts recognized as liabilities will be accreted for the change in their present value until the related assets are retired or sold.

t)	Financial statement note disclosures

Under accounting practices adopted in Brazil, a certain set of information is required to be disclosed in the notes to financial statements. The additional disclosures required by U.S. GAAP, which are relevant to the accompanying financial statements, are included herein.

Ultrapar Participações S.A. and Subsidiaries

u)	Lease agreements for distribution of fuels and IT equipment

As mentioned in Note 20.d), the subsidiaries CBPI and DPPI have lease agreements.

Under accounting practices adopted in Brazil, the lease for distribution of fuels and IT equipment are treated as operating leases.

Under U.S. GAAP, the Company adopts SFAS No. 13 - Accounting for Leases (“SFAS 13”). This statement defines financial leases as those leases that meet at least one of the following criteria:

•	the lease transfers ownership of the property to the lessee by the end of the lease;

•	the lease contains a bargain purchase option, for price below than market value;

•	the lease term is equal to 75 percent or more of the estimated economic life of the leased asset; or

•	the present value at the beginning of the lease term be equals or higher than 90% of the fair value of the leased asset at the inception of the lease.

Considering the rule above, under U.S. GAAP these leases are treated as financial leases, so the equipments are recorded as property, plant and equipment and depreciated over 10 years for the fuels equipment and 5 years for IT equipment. The obligations are recorded in short and long-term liabilities, including accrued interest net of the respective payments.

v)	Pension and other post-employment benefits

v.1)	Pension benefits

Pension benefit obligations for accounting practices adopted in Brazil should be accounted for following CVM Instruction 371/2000, which requires the mandatory application of Brazilian Accounting Standard IBRACON NPC 26. Under IBRACON NPC 26 the Company has accounted for the plan administered by Fundação Francisco Martins Bastos (FFMB) (to which several Petróleo Ipiranga companies contribute) by recognizing a percentage attributed to the Company of the funded status and of the cost of the plan.

Under U.S. GAAP, considering that the financial information of the Company does not consolidate all the sponsors of the FFMB, the Company has accounted for its participation in the pension plan administered by FFMB as if it were a multi-employer plan.

As a result, the reconciliation presents: (a) the reversal of the pension plan asset/liability recognized for accounting practices adopted in Brazil as of each reporting date and the reversal of the related pension cost, and (b) the recognition as expense of the contribution due to the plan over the corresponding period.

Ultrapar Participações S.A. and Subsidiaries

v.2)	Other post-retirement benefits

As explained in Note 24.b), under accounting practices adopted in Brazil the Company accounts for other post-retirement benefits following IBRACON NPC 26. Other post-retirement benefits are unfunded and are the sole responsibility of each Petróleo Ipiranga company. Under IBRACON NPC 26 actuarial gains and losses are deferred and recognized in income over the estimated remaining service period of the employees to the extent that those actuarial gains and losses exceed 10% of the higher of the plan assets or the projected benefit obligation.

Under U.S. GAAP such benefits are accounted for following SFAS No. 106 “Employers’ Accounting for Post-retirement Benefits Other Than Pensions” and, as from December 31, 2006, following SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132(R)”. Under SFAS 158 the funded status of the other post-retirement benefits must be recognized as a liability with an offsetting amount in accumulated other comprehensive income. As required by SFAS 158, provisions of SFAS 158 were applied effective on December 31, 2006.

Ultrapar Participações S.A. and Subsidiaries

w)	Accounting for refunds

The Company and its subsidiary CBPI offer to certain of their customers refunds in cash if they meet a specified cumulative volume of sales over a specified period of time. Under accounting practices adopted in Brazil, the refund is recognized as an expense when the cumulative volume of sales has been met. Such refunds are offered to a reduced group of customers and have begun to be offered recently.

Under U.S. GAAP, EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”, a Company should recognize a liability based on a systematic and rational allocation of the cost of honoring the commitment in each of the underlying transactions that result in progress toward earning the refund. Considering the reduced number of customers to which the refund is offered and the reduced historical experience, the Company believes that it cannot reasonably estimate the ultimate amount that will be earned by customers. As a result, under U.S. GAAP a liability is recognized for the maximum potential amount of the refund.

x)	Dividends and interest on shareholders’ equity

Under accounting practices adopted in Brazil, at each year-end, management is required to propose a dividend distribution from earnings and accrue for it in the financial statements. Under Brazilian GAAP, companies are permitted to distribute or capitalize an amount of interest, subject to certain limitations, calculated based on a government interest rate, on shareholders’ equity. Such amounts are tax-deductible and are presented as a deduction from shareholders’ equity.

Under U.S. GAAP, since proposed dividends may be ratified or modified at the annual Shareholders’ Meeting, such dividends should not be considered as declared at the balance sheet date and therefore should not be accrued. However, interim dividends paid or interest credited to shareholders as interest attributable to shareholders’ equity under Brazilian legislation should be considered as declared for U.S. GAAP purposes.

At December 31, 2007, the difference between accounting practices adopted in Brazil and U.S. GAAP for dividends and interest on shareholders’ equity amounted R$ 58.3.

y)	New pronouncements

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” – including an amendment of SFAS No. 115 which permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is effective for the Company’s fiscal year beginning after November 15, 2007. The Company is currently assessing the impact of this statement on its consolidated financial statements.

Ultrapar Participações S.A. and Subsidiaries

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements” an amendment of ARB No. 51, which clarifies that a noncontrolling interest in a subsidiary is a ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This statement is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company will adopt this statement on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combination”, which replaces SFAS No. 141. This Statement retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. This Statement defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The Company will adopt this statement for new business combination.

Ultrapar Participações S.A. and Subsidiaries

II - Reconciliation of the differences between U.S. GAAP and accounting practices adopted in Brazil in net income

	Note 25.I.	2007	2006	2005
Net income as reported under accounting practices adopted in Brazil		181.9	282.1	299.2

Reversal of revaluation adjustments:	b)
Depreciation of property, plant and equipment		2.3	3.3	2.8
Deferred tax effects		(0.3)	(0.3)	(0.4)
Minority interests		(0.1)	(0.1)	(0.1)

		1.9	2.9	2.3

Inflation accounting:	a)
Property, plant and equipment - incremental depreciation		(2.2)	(3.6)	(3.4)
Other nonmonetary assets		—	—	(0.2)

		(2.2)	(3.6)	(3.6)
Deferred tax effects		0.8	1.2	1.3
Minority interests		—	—	(0.1)

		(1.4)	(2.4)	(2.4)

Different criteria for:
Cancellation of subsidiaries’ treasury stock	f)	0.9	0.8	0.9
Deferred charges expensed:	c)
Cost		(59.7)	(61.7)	(49.5)
Amortization		49.5	44.1	41.8
Depreciation of interest costs capitalized during construction	e)	(0.7)	(0.5)	(0.5)
Reversal of goodwill amortization	f)	5.2	5.3	8.8
Fair value adjustments relating to accounting for derivative instruments and hedging activities	i)	0.9	1.4	(11.6)
Asset Retirement Obligation – SFAS 143 – depreciation of assets	s)	(0.1)	—	—
Asset Retirement Obligation – SFAS 143 – in liabilities	s)	9.4	—	—
Other post-retirement benefits	v.2)	21.3	—	—
Translation adjustments - Oxiteno México	n)	3.5	1.8	(4.5)
Accounting for refunds	w)	1.1	—	—
Other individually insignificant adjustments	d), m)	1.1	1.3	0.5

		32.4	(7.5)	(14.1)
Deferred tax effects		(10.1)	2.1	1.9
Minority interests		(16.6)	—	(0.1)

		5.7	(5.4)	(12.3)

Fair value adjustments relating to business combinations	f)	(1.5)	(1.6)	(1.5)
Deferred tax effects		0.5	0.6	0.5

		(1.0)	(1.0)	(1.0)

Fair value adjustments relating to acquisition of minority interest in Oxiteno S.A. - Indústria e Comércio	f)	4.5	4.5	4.7
Deferred tax effects		(0.9)	(1.0)	(1.0)

		3.6	3.5	3.7

Fair value adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.	f)	1.5	1.5	1.5
Deferred tax effects		(0.5)	(0.5)	(0.5)

		1.0	1.0	1.0

Fair value adjustments relating to the acquisition of Oxiteno México S.A. de C.V.	f)	0.2	0.1	0.2
Deferred tax effects		(0.1)	—	(0.1)

		0.1	0.1	0.1

Ultrapar Participações S.A. and Subsidiaries

	Note 25.I.	2007	2006	2005
Fair value adjustments relating to acquisition of minority interest in Companhia Ultragaz S.A.	f)	(0.6)	(0.5)	(1.3)
Deferred tax effects		0.2	0.2	0.4

		(0.4)	(0.3)	(0.9)

Fair value adjustments relating to the acquisition of Ipiranga and Refinery	f)	(15.3)	—	—
Deferred tax effects		5.2	—	—
Reversal of goodwill amortization		34.8	—	—

		24.7	—	—

Income and social contribution taxes – FIN 48	k)	(0.2)	—	—

Expenses for public offering of shares	j)	—	—	2.4

Lease contracts	u)	2.5	—	—
Deferred tax effects		(0.9)	—	—

		1.6	—	—

Changes in accounting principles effects	r)	—	—	(4.9)
Deferred tax effects		—	—	1.7

		—	—	(3.2)

Net income under U.S. GAAP		217.5	280.5	288.9

Basic and diluted earnings per share under U.S. GAAP (in accordance with SFAS 128) - R$:	g)
Basic and diluted earnings per common share (*)		2.55	3.46	3.57
Basic and diluted earnings per preferred share (*)		2.55	3.46	3.57

(*)	The calculation of basic and diluted earnings per share is summarized in Note 25.V.a.

Ultrapar Participações S.A. and Subsidiaries

III - Reconciliation of the differences between U.S. GAAP and accounting practices adopted in Brazil in shareholders’ equity

	Note 25.I.	December 31, 2007	December 31, 2006
Shareholders’ equity as reported under accounting practices adopted in Brazil		4,600.9	1,933.5
Reversal of revaluation adjustments:	b)
Property, plant and equipment		(25.0)	(27.3)
Deferred tax effects		0.6	0.9
Minority interests		0.4	0.5

		(24.0)	(25.9)

Inflation accounting:	a)
Property, plant and equipment		20.3	21.7
Other nonmonetary assets		2.8	2.8

		23.1	24.5
Deferred tax effects		(8.0)	(8.3)
Minority interests		(0.2)	(0.2)

		14.9	16.0

Different criteria for:
Cancellation of subsidiaries’ treasury stock	f)	(1.2)	(2.1)
Deferred charges:	c)
Cost		(264.7)	(205.0)
Accumulated amortization		157.6	108.1
Capitalization of interest costs during construction:	e)
Cost		12.8	12.8
Accumulated amortization		(12.8)	(12.5)

Reversal of goodwill amortization of SPGás acquisition under BR GAAP	f)	21.2	16.3
Reversal of net goodwill generated in the acquisition of Companhia Ultragaz S.A. shares from minority shareholders under BR GAAP	f)	(0.8)	(1.1)
Fair value adjustments relating to accounting for derivative instruments	i)	(0.3)	(1.2)
Asset Retirement Obligation – SFAS 143 – Assets	s)	2.2	—
Asset Retirement Obligation – SFAS 143 – Liabilities	s)	(78.3)	—
Other post-retirement benefits	v.2)	17.8	—
Accounting for refunds	w)	(4.7)	—
Other individually insignificant adjustments	d), m)	—	0.2

		(151.2)	(84.5)
Deferred tax effects		50.6	27.6
Minority interests		0.6	0.6

		(100.0)	(56.3)

Fair value adjustments relating to business combinations:	f)	—	1.5
Deferred tax effect		—	(0.5)

		—	1.0

Ultrapar Participações S.A. and Subsidiaries

	Note 25.I.		December 31, 2007	December 31, 2006
Fair value adjustments relating to acquisition of minority interest in Oxiteno S.A. Indústria e Comércio	f	)	(18.2)	(22.6)
Deferred tax effects			3.7	4.6

			(14.5)	(18.0)

Adjustments relating to the acquisition of Ipiranga and Refinery:	f	)
Fair value adjustments			164.0	—
Deferred tax effects			(52.1)	—
Goodwill difference between U.S. GAAP and accounting practices adopted in Brazil			(33.9)	—

			78.0	—

Adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.:	f	)
Fair value adjustments			(4.0)	(5.5)
Deferred tax effects			1.4	1.9
Goodwill difference between U.S. GAAP and accounting practices adopted in Brazil			14.4	14.4
Minority interest			(0.2)	(0.2)

			11.6	10.6

Adjustments relating to the acquisition of Oxiteno México S.A. de C.V.:	f	)
Fair value adjustments			(1.6)	(1.8)
Deferred tax effects			0.5	0.6
Goodwill difference between U.S. GAAP and accounting practices adopted in Brazil			0.7	0.7

			(0.4)	(0.5)

Fair value adjustments relating to acquisition of minority interest in Companhia Ultragaz S.A.	f	)	3.2	3.8
Deferred tax effects			(1.1)	(1.3)

			2.1	2.5

Available-for-sale equity securities (temporary unrealized gain)	h	)	11.2	1.5
Deferred tax effects			(3.7)	(0.5)

			7.5	1.0

Available-for-sale debt securities (temporary unrealized gain)	h	)	19.5	13.7
Deferred tax effects			(6.7)	(4.7)

			12.8	9.0

Lease contracts	u	)	1.6	—
Deferred tax effects			(0.5)	—

			1.1	—

Income and social contribution taxes – FIN 48	k	)	(5.9)	—

Reversal of dividends	x	)	58.3	—

Shareholders’ equity under U.S. GAAP			4,642.4	1,872.9

Ultrapar Participações S.A. and Subsidiaries

IV - Statement of changes in shareholders’ equity in accordance with U.S. GAAP

	2007	2006	2005
Shareholders’ equity under U.S. GAAP as of beginning of the year	1,872.9	1,730.2	1,555.3
Additional paid-in capital	0.9	0.7	0.5
Net income	217.5	280.5	288.9
Dividends and interest on own capital - Note 15.f) and 25.I.x)	(182.5)	(144.2)	(157.1)
Acquisition of treasury shares - Note 15.b)	(25.2)	(1.1)	—
Unrealized gains (losses) on available-for-sale equity securities, net of tax - Note 25.I.h)	6.5	(1.0)	(5.9)
Unrealized gains (losses) on available-for-sale debt securities, net of tax - Note 25.I.h)	3.8	9.0	0.8
Translation adjustment - Oxiteno México, net of tax - Note 25.I.n)	(2.3)	(1.2)	3.0
Capital increase - Note 15.a)	2,750.8	—	47.1
Expenses of public offering of shares - Note 25.I.j)	—	—	(2.4)

Shareholders’ equity under U.S. GAAP as of the end of the year	4,642.4	1,872.9	1,730.2

Ultrapar Participações S.A. and Subsidiaries

	2007	2006	2005
Comprehensive income (under SFAS 130):
Net income	217.5	280.5	288.9
Unrealized gains (losses) on available-for-sale equity securities, net of tax - Note 25.I.h)	6.5	(1.0)	(5.9)
Unrealized gains (losses) on available-for-sale debt securities, net of tax - Note 25.I.h)	3.8	9.0	0.8
Translation adjustment - Oxiteno México - net of tax - Note 25.I.n)	(2.3)	(1.2)	3.0

Total comprehensive income	225.5	287.3	286.8

Accumulated other comprehensive income as of the end of the year	21.1	13.1	6.3

Thereof:
Available for sale equity securities, net of tax - Note 25.I.h)	10.6	4.1	5.1
Available for sale debt securities, net of tax - Note 25.I.h)	12.8	9.0	—
Cumulative translation adjustment - Oxiteno México, net of tax - Note 25.I.n)	(2.3)	—	1.2

	21.1	13.1	6.3

Ultrapar Participações S.A. and Subsidiaries

V - Additional disclosures required by U.S. GAAP

a)	Earnings per share

The following table provides a reconciliation of the numerators and denominators used in computing earnings per share as required by SFAS 128. The calculation of earnings per share as summarized below is retroactively adjusted for the stock dividend and reverse stock split as mentioned in Note 25.I.g). As discussed in Notes 23 and 25.I.l), the Company has a share compensation plan. For all periods presented, the impact of this share compensation plan on diluted earnings per share was minimal and, consequently, the Company has not presented a separate calculation of the diluted earnings per share amount.

	2007	2006	2005
Distributed income	240.8	144.2	157.1
Undistributed income	(23.3)	136.3	131.8

Net income under U.S. GAAP	217.5	280.5	288.9

Weighted average shares outstanding (in thousands)	85,449.8	81,129.7	80,815.0
Basic and diluted earnings per share - whole R$	2.55	3.46	3.57

Ultrapar Participações S.A. and Subsidiaries

b)	Concentrations of credit risk

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

Sales to the residential market are carried out directly by Ultragaz using cash terms, from which no significant credit risk exists, or through outside distributors. Credit risk in sales to outside distributors is reduced due to the large customer base, the ongoing control procedures that monitor the creditworthiness of distributors, and by short payment terms (19 days on average) that permit continuous monitoring of distributors’ compliance.

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

Ultrapar Participações S.A. and Subsidiaries

Logistic segment (Ultracargo)

The main customers of Ultracargo are chemical companies. The average-term payment is 39 days.

Historically, the Company has not experienced significant losses on trade receivables.

Distribution segment (Ipiranga)

Ipiranga engages in distribution of fuels/lubricants and related products.

Credit risk in sales is reduced due to the large customer base and by short payment terms (13 days on average). Periodic monitoring of these accounts is performed by specific staff with the support of financial information systems.

No single customer or group accounts for more than 10% of total revenue.

Historically, the Company has not experienced significant losses on trade receivables.

Company is dependent on few major suppliers

The Company is dependent on third-party manufacturers for all of its supply of ethylene, fuels/lubricants and LPG. In 2007, 2006 and 2005, products purchased from the Company’s three largest suppliers accounted for approximately 77% 72% and 73% of cost of sales and services, respectively. The Company is dependent on the ability of its suppliers to provide products on a timely basis and on favorable pricing terms. The loss of certain principal suppliers or a significant reduction in product availability from principal suppliers could have a material adverse effect on the Company. The Company believes that its relationship with its suppliers is satisfactory.

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

No impairment has been recorded in the consolidated financial statements as of December 31, 2007.

Ultrapar Participações S.A. and Subsidiaries

d)	Impairment of goodwill

Under U.S. GAAP financial statements, goodwill consists of the excess of the cost paid for the acquisitions of SPGás, Oxiteno México, Oxiteno Andina, Petrolog and Ipiranga over the net fair value assigned to assets acquired and liabilities assumed of these companies.

The Company has recorded the following amounts of goodwill under the U.S. GAAP financial statements:

Description	2007	2006
Gas segment (Ultragaz):
Goodwill on the acquisition of SPGás (mergered into Ultragaz Participações Ltda.) (see Note 3.a)	39.9	39.9
Chemical segment (Oxiteno):
Goodwill on the acquisition of Oxiteno México S.A. de C.V.	2.6	2.6
Goodwill on the acquisition of Oxiteno Andina, C.A.	0.2	—
Cargo segment (Ultracargo):
Goodwill on the acquisition of Petrolog	6.5	—
Distribution segment (Ultrapar):
Goodwill on the acquisition of Ipiranga	413.7	—

As mentioned in Note 25.I.f), goodwill is not amortized and is annually tested for impairment.

e)	Fair value of financial instruments

The fair values of accounts receivables and trade suppliers approximate their book values. The fair value of financial assets and financial liabilities, including cash and cash equivalents, short and long-term investments, financing, debentures and swap instruments are disclosed in Note 19.

Ultrapar Participações S.A. and Subsidiaries

f)	Environmental issues

The Company and its subsidiaries are subject to federal, state and local laws and regulations relating to the environment. These laws generally provide for control of air and effluent emissions and require responsible parties to undertake remediation of hazardous waste disposal sites. Civil penalties may be imposed for noncompliance. The Company provides for remediation costs and penalties when a loss is probable and the amount is reasonably determinable. It is not presently possible to estimate the amount of all remediation costs that might be incurred or penalties that may be imposed; however, management does not presently expect that such costs and penalties will have a material effect on the Company’s consolidated financial position or results of operations. Recurring costs associated with managing hazardous substances and pollution in on-going operations, mainly composed of costs for treatment of effluents and for incinerations, amounted to R$ 16.9, R$ 4.4 and R$ 3.6 for the years ended December 31, 2007, 2006 and 2005, respectively. Capital expenditures to limit or monitor hazardous substances and pollutants amounted to R$ 8.9, R$ 5.0 and R$ 8.3, for the years ended December 31, 2007, 2006 and 2005, respectively.

The Company’s subsidiary Ultracargo Operações Logísticas e Participações Ltda. has controlled environmental liabilities in two of its terminals, situated in Santos and Paulínia, which are in monitoring and remediation phases, respectively.

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

Ultrapar Participações S.A. and Subsidiaries

ULTRAPAR PARTICTPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(In millions of Brazilian Reais - R$)

	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	181.9	282.1	299.2
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	300.6	185.8	187.7
PIS and COFINS credit on depreciation	3.0	2.1	1.4
Loss on disposals of permanent assets	(7.6)	13.5	1.3
Interest, monetary and exchange variation (gains)	(75.0)	(32.6)	(55.4)
Allowance (reversal of provision) for losses on permanent assets	(2.8)	3.2	—
Equity in losses of affiliated companies	(0.6)	(1.0)	(1.6)
Deferred income and social contribution taxes	(92.2)	(5.4)	(27.4)
Minority interest	101.0	5.3	2.8
Other	0.9	0.5	0.6

Decrease (increase) in operating assets:
Trade accounts receivable	(102.4)	(16.7)	18.7
Recoverable taxes	(24.5)	(73.4)	10.1
Inventories	(64.3)	(25.4)	18.6
Prepaid expenses	0.7	0.1	(3.3)
Other	(7.4)	1.8	(25.6)
Increase (decrease) in operating liabilities:
Suppliers	130.6	21.6	(11.1)
Accrued interest	17.3	(5.0)	20.1
Salaries and related charges	9.3	15.1	(28.1)
Taxes	73.2	13.5	(0.5)
Income and social contribution taxes	8.6	0.3	(2.3)
Other	17.9	(1.1)	4.8

Net cash provided by operating activities	468.2	384.3	410.0

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to short-term investments	(134.8)	(880.4)	(175.6)
Proceeds from sales of short-term investments	558.0	315.2	12.6
Transfer from long term investment to cash and cash equivalents	—	(7.2)	(294.6)
Additions to investments	(889.6)	(0.1)	—
Cash acquisition from subsidiaries	166.7	—	—

Purchase of Companies, net of cash acquired	(722.9)	(0.1)	—
Additions to escrow deposits	(5.0)	(24.0)	—
Additions to property, plant and equipment	(658.8)	(253.0)	(169.2)
Additions to intangible assets	(6.2)	(11.7)	(10.2)
Additions to deferred charges	(63.4)	(74.9)	(51.3)
Acquisition of minority interests	(0.1)	(0.1)	—
Proceeds from sales of property, plant and equipment	33.8	20.7	12.0

Net cash used in investing activities	(999.4)	(915.5)	(676.3)

Ultrapar Participações S.A. and Subsidiaries

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(In millions of Brazilian Reais - R$)

	2007	2006	2005
CASH FLOWS FROM FINANCING ACTIVITIES

Short-term debt, net	865.4	(173.1)	(113.0)
Loans, Financing and Debentures:
Issuances	265.0	143.7	1,161.4
Repayments	(4.2)	(0.1)	(202.6)
Loans from affiliated companies:
Issuances	(19.9)	4.0	9.0
Repayments	46.3	(8.3)	(10.4)
Dividends paid	(65.7)	(148.6)	(129.5)
Acquisition of treasury shares	(25.2)	(1.2)	—
Capital increase	—	—	47.1

Net cash provided by (used in) financing activities	1,061.7	(183.6)	762.0

Effect of exchange rate changes on cash and cash equivalents	(53.2)	(14.3)	(6.0)

Net increase (decrease) in cash and cash equivalents	477.3	(729.1)	489.7
Cash and cash equivalents at the beginning of the period	385.1	1,114.2	624.5

Cash and cash equivalents at the end of the period	862.4	385.1	1,114.2

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest, net of amounts capitalized	160.5	92.5	57.3
Income taxes	70.6	30.9	26.4
Noncash investing and financing activities:
Off set of loans obtained from affiliated company with stock redemption received	—	—	3.3
Capital increase in subsidiaries with receivable dividends	2,750.8	—	—
Accounts receivable from merger of share concerning Petrobras and Braskem assets (see Note 3.a)	(1,751.7)	—	—

Capital increase due to merger of share	999 1	—	—
Debt from subsidiaries acquired	673.2	—	—

Ultrapar Participações S.A. and Subsidiaries

h)	Segment information

Financial information about each of the Company’s reportable segments based on records in accordance with accounting practices adopted in Brazil is as follows:

	2007	2006	2005
Net revenue from sales to unassociated companies:
Gas	3,111.2	3,066.0	2,901.7
Distribution of fuels/lubricants	14,915.6	—	—
Chemical (1)	1,685.7	1,549.5	1,609.9
Logistics	186.0	178.6	182.2
Other (2)	22.8	—	—

	19,921.3	4,794.1	4,693.8

Intersegment:
Gas	1.7	1.0	0.7
Distribution of fuels/lubricants	11.4	—	—
Chemical	—	0.1	0.2
Logistics	43.1	47.5	52.0
Other (2)	65.5	6.3	6.4

Elimination	121.7	54.9	59.3

Net revenues:
Gas	3,112.9	3,067.0	2,902.4
Distribution of fuels/lubricants	14,927.0	—	—
Chemical	1,685.7	1,549.6	1,610.1
Logistics	229.1	226.1	234.2
Other (2)	88.3	6.3	6.4
Elimination	(121.7)	(54.9)	(59.3)

	19,921.3	4,794.1	4,693.8

Operating profit before financial items:
Gas	132.3	167.3	77.8
Distribution of fuels/lubricants	261.0	—	—
Chemical	106.7	146.3	257.9
Logistics	14.6	11.4	17.2
Other (2)	(28.5)	5.4	5.4

	486.1	330.4	358.3

Financial income (expenses), net	(119.4)	30.6	(27.3)
Nonoperating expenses, net	8.8	(18.5)	(1.8)

Income before income and social contribution taxes, equity in gain of affiliated companies and minority interest	375.5	342.5	329.2

Equity in gain of affiliated companies	0.6	1.0	1.6
Employees statutory interest	(7.3)	—	—

Income before taxes and minority interests	368.8	343.5	330.8

Ultrapar Participações S.A. and Subsidiaries

(1)	An important portion of our products could be classified as a commodity and a specialty chemical, depending on the use of such products by our customers. As a consequence we consider that an exact split of sales between commodity and specialty chemicals would be impractical.

(2)	In the table above, “other” is composed mainly by parent company Ultrapar Participações S.A., by Imaven Imóveis e Agropecuária Ltda and by the participation in the oil refining business.

Ultrapar Participações S.A. and Subsidiaries

	2007	2006	2005
Additions to property, plant and equipment and intangible assets according to:
Accounting practices adopted in Brazil:
Gas	87.5	62.3	46.8
Distribution of fuels/lubricants	84.5	—	—
Chemical	443.9	160.2	90.1
Logistics	45.5	41.0	42.0
Other (1)	3.6	1.2	0.5

	665.0	264.7	179.4

U.S. GAAP:
Gas	87.5	62.3	46.8
Distribution of fuels/lubricants	84.5	—	—
Chemical	443.9	160.2	90.1
Logistics	45.5	41.0	42.0
Other (1)	3.6	1.2	0.5

	665.0	264.7	179.4

Depreciation and amortization charges according to:
Accounting practices adopted in Brazil:
Gas	119.5	113.0	117.3
Distribution of fuels/lubricants	69.3	—	—
Chemical	48.2	45.3	42.3
Logistics	28.4	26.6	27.1
Other (1)	35.2	0.9	1.0

	300.6	185.8	187.7

U.S. GAAP:
Gas	66.7	66.6	68.2
Distribution of fuels/lubricants	75.9	—	—
Chemical	47.2	47.4	39.7
Logistics	30.2	29.7	29.4
Other (1)	0.7	0.2	0.1

	220.7	143.9	137.4

Identifiable assets - accounting practices adopted in Brazil:
Gas	841.9	961.4	938.5
Distribution of fuels/lubricants	2,874.8	—	—
Chemical	2,814.0	2,307.8	2,020.6
Logistics	375.1	310.1	317.7
Other (1)	2,403.5	322.8	396.3

	9,309.3	3,902.1	3,673.1

Identifiable assets - U.S. GAAP:
Gas	800.1	916.3	897.8
Distribution of fuels/lubricants	2,961.9	—	—
Chemical	2,827.4	2,299.3	2,004.2
Logistics	375.0	311.2	318.7
Other (1)	2,390.6	316.7	389.3

	9,354.9	3,843.5	3,610.0

Ultrapar Participações S.A. and Subsidiaries

(1) In the table above, “other” is composed by parent company Ultrapar Participações S.A., by Imaven Imóveis e Agropecuária Ltda and by the participation in the oil refining business.

Additional information about business segments can be found in Note 18.

	2007	2006
Investments in equity investees - accounting practices adopted in Brazil:
Ipiranga	7.3	—
Chemical	5.6	5.3

See Note 10 for details of investment in equity investees.

i)	Financial information for subsidiary guarantors and non-guarantor subsidiaries

Ultrapar Participações S.A. (Company) and Oxiteno S.A. (a wholly-owned subsidiary of Ultrapar Participações) are guarantors of LPG International Inc.’s obligations in connection with the issuance of registered notes. The guarantees are full and unconditional and are joint and several. We are presenting, pursuant to Rule 3 - 10 of Regulation S-X, condensed consolidating financial statements, according to accounting practices adopted in Brazil, of the guarantors and other Ultrapar subsidiaries, as follow:

Ultrapar Participações S.A. and Subsidiaries

Consolidated Balance Sheets

as of December 31, 2007

ASSETS	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CURRENT ASSETS
Cash and cash equivalents	1.2	97.8	21.0	118.8	742.4	—	862.4
Short-term investments	—	—	—	—	845.3	—	845.3
Trade accounts receivable, net	—	—	75.9	75.9	1,309.4	(40.9)	1,344.4
Inventories	—	—	83.1	83.1	549.5	(1.5)	631.1
Recoverable taxes	—	34.0	11.4	45.4	156.7	0.5	202.6
Deferred income and social contribution taxes	—	4.2	3.7	7.9	101.1	—	109.0
Dividends receivable	—	170.6	1.3	171.9	15.6	(187.5)	—
Other	—	1,752.7	2.1	1,754.8	19.3	(1.6)	1,772.5
Prepaid expenses	0.8	0.7	1.2	1.9	11.7	(1.2)	13.2

TOTAL CURRENT ASSETS	2.0	2,060.0	199.7	2259.7	3,751.0	(232.2)	5,780.5

NON-CURRENT ASSETS
Long term investments	—	—	—	—	120.8	—	120.8
Trade accounts receivable, net	—	—	0.1	0.1	176.8	—	176.9
Related companies	443.5	41.4	28.7	70.1	1,230.2	(1,730.9)	12.9
Deferred income and social contribution taxes	—	11.3	10.4	21.7	97.9	—	119.6
Recoverable taxes	—	—	42.0	42.0	26.7	—	68.7
Escrow deposits	—	0.2	2.6	2.8	29.0	—	31.8
Other	—	—	—	—	8.3	—	8.3
Prepaid expenses	6.1	—	3.0	3.0	35.8	(8.0)	36.9

TOTAL LONG TERM ASSETS	449.6	52.9	86.8	139.7	1,725.5	(1,738.9)	575.9

PERMANENT ASSETS
Investments:
Subsidiary and affiliated companies	—	4,706.7	1,447.4	6,154.1	11.2	(6,152.4)	12.9
Other	—	—	—	—	34.1	—	34.1
Property, plant and equipment, net	—	—	288.1	288.1	1,981.4	(0.6)	2,268.9
Intangible assets, net	—	—	10.1	10.1	56.8	—	66.9
Deferred charges, net	—	—	18.1	18.1	102.1	449.9	570.1

TOTAL PERMANENT ASSETS	—	4,706.7	1,763.7	6,470.4	2,185.6	(5,703.1)	2,952.9

TOTAL ASSETS UNDER ACCOUNTING PRACTICES ADOPTED IN BRAZIL	451.6	6,819.6	2,050.2	8,869.8	7,662.1	(7,674.2)	9,309.3

Ultrapar Participações S.A. and Subsidiaries

Consolidated Balance Sheets

as of December 31, 2007

RECONCILIATION TO U.S.GAAP	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
Reversal of revaluation adjustments	—	—	(1.1)	(1.1)	(23.9)	—	(25.0)
Inflation accounting	—	—	67	67	16.4	—	23.1
Different criteria for:						—
Deferred charges	—	0.8	(17.7)	(16.9)	(90.2)	—	(107.1)
Reversal of goodwill amortization of SPGás acquisition under BR GAAP	—	—	—	—	21.2	—	21.2
Reversal of goodwill amortization of Companhia Ultragaz S.A. shares from minority shareholders	—	—	—	—	(0.8)	—	(0.8)
Reversal of goodwill amortization of Ipiranga/Refinary	—	—	—	—	(33.9)	—	(33.9)
Other individually insignificant adjustments	—	—	—	—	1.8	—	1.8
Fair value adjustments relating to acquisition of minority interest in Oxiteno S.A. - Indústria e Comércio	—	(18.2)	—	(18.2)	—	—	(18.2)
Fair value adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.	—	—	—	—	10.4	—	10.4
Fair value adjustments relating to the acquisition of Oxiteno México S.A. de C.V.	—	—	—	—	(0.9)	—	(0.9)
Fair value adjustments relating to acquisition of minority interest in Companhia Ultragaz S.A.	—	—	—	—	3.2	—	3.2
Available-for-sale equity securities (temporary unrealized gain)	—	—	11.2	11.2	—	—	11.2
Available-for-sale debt securities (temporary unrealized gain)	—	—	—	—	19.5	—	19.5
Fair value adjustments relating to the acquisition of Ipiranga/Refinary	—	—	—	—	164.0	—	164.0
Assets retirement obligation - assets	—	—	—	—	2.2	—	2.2
Lease contracts - assets	—	—	—	—	19.2	—	19.2
Deferred tax effects	—	3.3	0.4	3.7	(48.0)	—	(44.3)
Equity on U.S. GAAP adjustment	—	(12.6)	1.8	(10.8)	—	10.8	—

TOTAL ASSETS UNDER U.S.GAAP	451.6	6,792.9	2,051.5	8,844.4	7,722.3	(7,663.4)	9,354.9

Ultrapar Participações S.A. and Subsidiaries

Consolidated Balance Sheets

as of December 31, 2007

LIABILITIES	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CURRENT LIABILITIES
Loans and financing	0.9	—	88.7	88.7	585.1	—	674.7
Debentures	—	1,219.3	—	1,219.3	9.4	—	1,228.7
Suppliers	—	2.1	55.0	57.1	564.6	(39.0)	582.7
Payroll and related charges	—	0.1	16.0	16.1	107.1	—	123.2
Taxes payable	—	12.3	2.8	15.1	78.8	—	93.9
Dividends payable	—	278.1	30.4	308.5	164.1	(187.5)	285.1
Income and social contribution taxes	—	—	—	—	26.7	—	26.7
Post-retirement benefits	—	—	—	—	8.8	—	8.8
Provision for contingencies	—	—	—	—	14.9	—	14.9
Deferred income and social contribution taxes	—	—	0.1	0.1	—	—	0.1
Other	—	2.9	0.7	3.6	52.0	(0.6)	55.0

TOTAL CURRENT LIABILITIES	0.9	1,514.8	193.7	1,708.5	1,611.5	(227.1)	3,093.8

NON-CURRENT
LONG-TERM LIABILITIES
Loans and financing	442.8	—	56.5	56.5	509.9	—	1,009.2
Debentures	—	—	—	—	350.0	—	350.0
Related companies	—	690.0	240.3	930.3	805.3	(1,730.9)	4.7
Deferred income and social contribution taxes	—	—	0.3	0.3	1.5	—	1.8
Provision for contingencies	—	4.8	18.8	23.6	88.4	—	112.0
Post-retirement benefits	—	—	—	—	85.1	—	85.1
Other	—	—	0.9	0.9	16.1	—	17.0

TOTAL LONG-TERM LIABILITIES	442.8	694.8	316.8	1,011.6	1,856.3	(1,730.9)	1,579.8

MINORITY INTEREST	—	—	—	—	31.5	3.3	34.8
SHAREHOLDERS’ EQUITY
Capital	—	3,696.8	720.3	4,417.1	2,390.8	(3,111.1)	3,696.8
Capital reserve	—	3.7	—	3.7	64.8	(67.6)	0.9
Revaluation reserve	—	11.6	1.2	12.8	20.8	(22.0)	11.6
Profit reserves	7.9	925.4	818.2	1,743.6	1,050.7	(1,876.7)	925.5
Treasury shares	—	(27.5)	—	(27.5)	—	(6.4)	(33.9)
Retained earnings	—	—	—	—	635.7	(635.7)	—

TOTAL SHAREHOLDERS’ EQUITY UNDER ACCOUNTING PRACTICES ADOPTED IN BRAZIL	7.9	4,610.0	1,539.7	6,149.7	4,162.8	(5,719.5)	4,600.9

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY UNDER ACCOUNTING PRACTICES ADOPTED IN BRAZIL	451.6	6,819.6	2,050.2	8,869.8	7,662.1	(7,674.2)	9,309.3

Ultrapar Participações S.A. and Subsidiaries

Consolidated Balance Sheets

as of December 31, 2007

SHAREHOLDERS’ EQUITY RECONCILIATION TO U.S.GAAP	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
Reversal of revaluation adjustments	—	—	(1.1)	(1.1)	(23.9)	—	(25.0)
Inflation accounting	—	—	6.7	6.7	16.4	—	23.1
Different criteria for:
Cancellation of subsidiaries treasury stock	—	—	—	—	(1.2)	—	(1.2)
Deferred charges	—	0.8	(17.6)	(16.8)	(90.3)	—	(107.1)
Reversal of goodwill amortization of SPGás acquisition under BR GAAP	—	—	—	—	21.2	—	21.2
Reversal of goodwill amortization of Companhia Ultragaz S.A. shares from minority shareholders	—	—	—	—	(0.8)	—	(0.8)
Reversal of goodwill amortization of Ipiranga and Refinary	—	—	—	—	(33.9)	—	(33.9)
Fair value adjustments relating to accounting for derivative instruments and headging activities	—	—	—	—	(0.3)	—	(0.3)
Other individually insignificant adjustments	—	—	(0.1)	(0.1)	0.1	—	—
Fair value adjustments relating to acquisition of minority interest in Oxiteno S.A. - Indústria e Comércio	—	(18.2)	—	(18.2)	—	—	(18.2)
Fair value adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.	—	—	—	—	10.4	—	10.4
Fair value adjustments relating to the acquisition of Oxiteno México S.A. de C.V.	—	—	—	—	(0.9)	—	(0.9)
Fair value adjustments relating to acquisition of minority interest in Companhia Ultragaz S.A	—	—	—	—	3.2	—	3.2
Available-for-sale equity securities (temporary unrealized gain)	—	—	11.2	11.2	—	—	11.2
Available-for-sale debt securities (temporary unrealized gain)	—	—	—	—	19.5	—	19.5
Fair value adjustments relating to the acquisition of Ipiranga/Refinary	—	—	—	—	164.0	—	164.0
Assets retirement obligation - assets	—	—	—	—	2.2	—	2.2
Assets retirement obligation - liabilities	—	—	—	—	—	—	(78.3)
Pension plan	—	—	—	—	—	—	17.8
FIN 48	—	(0.3)	—	—	—	—	(5.9)
Accounting for refunds	—	—	—	—	—	—	(4.7)
Lease contracts, net	—	—	—	—	—	—	1.6
Deferred tax effects	—	3.4	0.4	3.8	(19.1)	—	(15.3)
Minority interest	—	—	—	—	0.6	—	0.6
Reversal of dividends	—	58.3	—	58.3	—	—	58.3
Equity on U.S.GAAP adjustment	—	(12.6)	1.8	(10.8)	—	10.8	—

TOTAL SHAREHOLDERS’ EQUITY UNDER U.S.GAAP	7.9	4,641.4	1,541.0	6,182.7	4,230.0	(5,708.7)	4,642.4

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Income

for the year ended December 31, 2007

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
GROSS SALES AND SERVICES	—	—	808.7	808.7	20,438.8	(406.4)	20,841.1
Deductions	—	—	(190.3)	(190.3)	(792.7)	63.2	(919.8)

NET SALES AND SERVICES	—	—	618.4	618.4	19,646.1	(343.2)	19,921.3
Cost of sales and services	—	—	(553.8)	(553.8)	(18,002.4)	332.0	(18,224.2)

GROSS PROFIT	—	—	64.6	64.6	1,643.7	(11.2)	1,697.1

OPERATING (EXPENSES) INCOME	—	(33.6)	(113.5)	(147.1)	(1,073.3)	9.4	(1,211.0)

Selling	—	—	(27.2)	(27.2)	(445.4)	—	(472.6)
General and administrative	—	(2.1)	(80.9)	(83.0)	(445.5)	6.3	(522.2)
Depreciation and amortization	—	(34.0)	(7.6)	(41.6)	(186.9)	—	(228.5)
Other operating income, net	—	2.5	2.2	4.7	4.5	3.1	12.3

OPERATING INCOME (LOSS) BEFORE FINANCIAL ITEMS	—	(33.6)	(48.9)	(82.5)	570.4	(1.8)	486.1

Financial income (expenses), net	(0.2)	(92.3)	(5.9)	(98.2)	(104.0)	83.0	(119.4)
Nonoperating income (expenses), net	—	—	—	—	8.8	—	8.8

INCOME (LOSS) BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES, EQUITY IN GAIN (LOSSES) OF AFFILIATED COMPANIES AND MINORITY INTEREST	(0.2)	(125.9)	(54.8)	(180.7)	475.2	81.2	375.5

INCOME AND SOCIAL CONTRIBUTION TAXES	—	(7.2)	17.1	9.9	(120.3)	24.5	(85.9)

Current	—	(19.5)	—	(19.5)	(188.3)	—	(207.8)
Deferred	—	12.3	17.1	29.4	57.3	—	86.7
Benefit of tax holidays	—	—	—	—	10.7	24.5	35.2

INCOME (LOSS) BEFORE EQUITY IN GAIN (LOSSES) OF AFFILIATED COMPANIES AND MINORITY INTEREST	(0.2)	(133.1)	(37.7)	(170.8)	354.9	105.7	289.6
Equity in losses of affiliated companies	—	315.0	165.4	480.4	40.7	(520.5)	0.6
Employees statutory interest	—	—	—	—	(7.3)	—	(7.3)
Minority interest	—	—	—	—	(96.9)	(4.1)	(101.0)

NET INCOME (LOSS) UNDER ACCOUNTING PRACTICES ADOPTED IN BRAZIL	(0.2)	181.9	127.7	309.6	291.4	(418.9)	181.9

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Income

for the year ended December 31, 2007

RECONCILIATION TO U.S.GAAP	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Reversal of revaluation adjustments	—	—	0.6	0.6	1.7	—	2.3
Inflation accounting	—	—	(0.3)	(0.3)	(1.9)	—	(2.2)
Different criteria for:
Cancellation of subsidiaries’ treasury stock	—	—	—	—	0.9	—	0.9
Deferred charges	—	0.8	(6.6)	(5.8)	(4.4)	—	(10.2)
Depreciation of interest costs capitalized during construction	—	—	—	—	(0.7)	—	(0.7)
Reversal of goodwill amortization	—	3.1	—	3.1	36.9	—	40.0
Fair value adjustments relating to accounting for derivative instruments and headging activities	—	—	(0.8)	(0.8)	1.7	—	0.9
Translation adjustments	—	—	—	—	3.5	—	3.5
Other individually insignificant adjustments	—	0.2	(0.2)	—	1.1	—	1.1
Assets retirement obligation - assets	—	—	—	—	(0.1)	—	(0.1)
Assets retirement obligation - liabilities	—	—	—	—	9.4	—	9.4
Fair value adjustments relating to business combinations	—	1.0	(2.6)	(1.6)	0.1	—	(1.5)
Fair value adjustments relating to acquisition of minority interest in Oxiteno S.A. - Indústria e Comércio	—	4.5	—	4.5	—	—	4.5
Fair value adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.	—	—	—	—	1.5	—	1.5
Fair value adjustments relating to the acquisition of Oxiteno México S.A. de C.V.	—	—	—	—	0.2	—	0.2
Fair value adjustments relating to acquisition of minority interest in Companhia Ultragaz S.A	—	—	—	—	(0.6)	—	(0.6)
Fair value adjustments relating to acquisition of Ipiranga/Refinary	—	—	—	—	(15.3)	—	(15.3)
FIN 48	—	(0.3)	—	(0.3)	0.1	—	(0.2)
Accounting for refunds	—	—	—	—	1.1	—	1.1
Lease contracts	—	—	—	—	2.5	—	2.5
Pension plan	—	—	—	—	21.3	—	21.3
Deferred tax effects	—	(1.6)	3.3	1.7	(7.8)	—	(6.1)
Minority interest	—	—	—	—	(16.7)	—	(16.7)
Equity on U.S.GAAP adjustment	—	27.5	2.9	30.3	—	(30.3)	—

NET INCOME (LOSS) UNDER USGAAP	(0.2)	217.1	124.0	341.0	325.9	(449.2)	217.5

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Cash Flows

for the year ended December 31, 2007

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	(0.2)	181.9	127.7	309.6	291.4	(418.9)	181.9
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	—	34.0	22.6	56.6	244.0	—	300.6
PIS and COFINS credit on depreciation	—	—	0.6	0.6	2.4	—	3.0
Loss on disposals of permanent assets	—	—	(0.3)	(0.3)	(7.3)	—	(7.6)
Interest, monetary and exchange variation (gains)	32.0	98.7	3.9	102.6	(142.2)	(67.4)	(75.0)
Allowance (reversal of provision) for losses on permanent assets	—	—	—	—	(2.8)	—	(2.8)
Equity in income (losses) of affiliated companies	—	(315.0)	(165.4)	(480.4)	(40.7)	520.5	(0.6)
Benefit of tax holidays	—	—	—	—	24.5	(24.5)	—
Deferred income and social contribution taxes	—	(12.3)	(27.3)	(39.6)	(52.6)	—	(92.2)
Minority interest	—	—	—	—	96.9	4.1	101.0
Other	—	2.9	—	2.9	0.2	(2.2)	0.9
Decrease (increase) in operating assets:
Trade accounts receivable	—	—	1.1	1.1	(84.5)	(19.0)	(102.4)
Recoverable taxes	—	12.3	(11.2)	1.1	(25.6)	—	(24.5)
Inventories	—	—	(13.7)	(13.7)	(55.2)	4.6	(64.3)
Prepaid expenses	0.2	0.1	(1.1)	(1.0)	(0.7)	2.2	0.7
Dividends received	—	10.6	190.1	200.7	43.2	(243.9)	—
Other	—	(0.6)	(0.3)	(0.9)	(6.5)	—	(7.4)
Increase (decrease) in operating liabilities:
Suppliers	—	1.7	(1.6)	0.1	114.9	15.6	130.6
Accrued interest	—	—	—	—	17.3	—	17.3
Salaries and related charges	—	—	(2.9)	(2.9)	12.2	—	9.3
Taxes	—	12.3	2.1	14.4	58.8	—	73.2
Income and social contribution taxes	—	(4.6)	9.9	5.3	3.3	—	8.6
Other	2.1	2.8	0.3	3.1	12.7	(0.0)	17.9

Net cash (used in) provided by operating activities	34.1	24.8	134.5	159.3	503.7	(228.9)	468.2

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Cash Flows

for the year ended December 31, 2007

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non- Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to short-term investments	—	—	—	—	(134.8)	—	(134.8)
Proceeds from sales of short-term investments	—	—	—	—	558.0	—	558.0
Additions to investments	—	(858.8)	(173.9)	(1,032.7)	(39.9)	183.0	(889.6)
Cash acquisition from subsidiaries	—	—	—	—	166.7	—	166.7

Purchase of Companies, net of cash acquired	—	(858.8)	(173.9)	(1,032.7)	126.8	183.0	(722.9)
Escrow deposits	—	—	(2.0)	(2.0)	(3.0)	—	(5.0)
Additions to property, plant and equipment	—	—	(85.4)	(85.4)	(573.4)	—	(658.8)
Additions to intangible assets	—	—	(0.7)	(0.7)	(5.5)	—	(6.2)
Additions to deferred charges	—	—	(7.1)	(7.1)	(56.3)	—	(63.4)
Acquisition of minority interests	—	—	—	—	(0.1)	—	(0.1)
Proceeds from sales of property, plant and equipment	—	—	24.1	24.1	9.7	—	33.8

Net cash (used in) provided by investing activities	—	(858.8)	(245.0)	(1,103.8)	(78.6)	183.0	(999.4)

CASH FLOWS FROM FINANCING ACTIVITIES
Short-term debt, net	(33.7)	811.1	28.1	839.2	59.9	—	865.4
Long term financings and debentures:
Issuances	—	—	32.0	32.0	233.0	—	265.0
Repayments	—	—	—	—	(4.2)	—	(4.2)
Loans from affiliated companies:
Issuances	—	122.2	397.9	520.1	563.3	(1,103.3)	(19.9)
Repayments	—	(193.1)	(332.5)	(525.6)	(531.4)	1,103.3	46.3
Dividends paid	—	(62.6)	(43.1)	(105.7)	(203.9)	243.9	(65.7)
Capital increase	—	—	43.2	43.2	151.2	(194.4)	—
Acquisition of treasury shares	—	(25.2)	—	(25.2)	—	—	(25.2)

Net cash provided by (used in) financing activities	(33.7)	652.4	125.6	778. 0	267.9	49.5	1,061.7

Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	(53.2)	—	(53.2)

Net increase (decrease) in cash and cash equivalents	0.4	(181.6)	15.1	(166.5)	639.8	3.6	477.3
Cash and cash equivalents at the beginning of the year	0.8	279.4	3.1	282.3	105.8	(4.0)	385.1

Cash and cash equivalents at the end of the year	1.2	97.8	18.2	116.0	745.6	(0.4)	862.4

Ultrapar Participações S.A. and Subsidiaries

Consolidated Balance Sheets

as of December 31, 2006

ASSETS	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno- Wholly Owned Guarantor Subsidiary	Total Guarantors	Non- Guarantor Subsidiaries	Eliminations	Consolidated
CURRENT ASSETS
Cash and cash equivalents	0.8	234.6	3.1	237.7	146.6	—	385.1
Short-term investments		44.8	—	44.8	692.5	—	737.3
Trade accounts receivable, net	—	—	76.5	76.5	343.5	(60.0)	360.0
Inventories	—	—	69.4	69.4	148.2	(0.4)	217.2
Recoverable taxes	—	8.0	7.4	15.4	102.4	—	117.8
Deferred income and social contribution taxes	—	0.1	2.1	2.2	25.1	—	27.3
Dividends receivable	—	53.8	146.1	199.9	—	(199.9)	—
Other	—	0.3	1.7	2.0	5.1	(1.0)	6.1
Prepaid expenses	1.1	0.6	0.8	1.4	7.0	(0.9)	8.6

TOTAL CURRENT ASSETS	1.9	342.2	307.1	649.3	1,470.4	(262.2)	1,859.4

NON-CURRENT ASSETS
Long-term investments	—	—	—	—	548.0	—	548.0
Trade accounts receivable, net	—	—	0.5	0.5	18.7	—	19.2
Related companies	535.3	3.5	—	3.5	500.5	(1,031.9)	7.4
Deferred income and social contribution taxes	—	3.1	10.2	13.3	44.9	—	58.2
Recoverable taxes	—	18.7	34.7	53.4	11.9	—	65.3
Escrow deposits	—	0.2	0.6	0.8	13.5	—	14.3
Other	—	—	—	—	1.2	—	1.2
Prepaid expenses	8.2	0.2	2.2	2.4	8.9	(6.3)	13.2

TOTAL LONG - TERM ASSETS	543.5	25.7	48.2	73.9	1,147.6	(1,038.2)	726 .8

PERMANENT ASSETS
Investments:
Subsidiary and affiliated companies	—	2,025.5	1,157.4	3,182.9	3.5	(3,181.1)	5.3
Other	—	—	19.1	19.1	6.4	—	25.5
Property, plant and equipment, net	—	—	223.4	223.4	889.1	(0.7)	1,111.8
Intangible assets, net	—	—	12.1	12.1	48.9	—	61.0
Deferred charges, net	—	—	11.3	11.5	100.8	—	112.3

TOTAL PERMANENT ASSETS	—	2,025.5	1,423.5	3,449.0	1,048.7	(3,181.8)	1,315.9

TOTAL ASSETS UNDER ACCOUNTING PRACTICES ADOPTED IN BRAZIL	545.4	2,393.4	1,778.8	4,172.2	3,666.7	(4,482.2)	3,902.1

Ultrapar Participações S.A. and Subsidiaries

Consolidated Balance Sheets

as of December 31, 2006

RECONCILIATION TO U.S.GAAP	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
Reversal of revaluation adjustments	—	—	(1.7)	(1.7)	(25.6)	—	(27 3)
Inflation accounting	—	—	7.0	7.0	17.5	—	24.5
Different criteria for:
Deferred charges	—	—	(11.0)	(11.0)	(85.9)	—	(96.9)
Capitalization of interest costs during construction	—	—	—	—	0.3	—	0.3
Reversal of goodwill amortization of SPGás acquisition under BR GAAP	—	—	—	—	16.3	—	16.3
Reversal of goodwill amortization of Companhia Ultragaz S.A. shares from minority stockholders	—	—	—	—	(1.1)	—	(1.1)
Other individually insignificant adjustments	—	0.0	—	0.0	1.0	—	1.0
Fait value adjustments relating to business combinations	—	(1.1)	2.6	1.5	—	—	1.5
Fait value adjustments relating to acquisition of minority interest in Oxiteno S.A. - Indústria e Comércio	—	(22.6)	—	(22.6)	—	—	(22.6)
Fair value adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.	—	—	—	—	8.9	—	8.9
Fair value adjustments relating to the acquisition of Canamex Químicos S.A. de C.V.	—	—	—	—	(1.1)	—	(1.1)
Fair value adjustments relating to acquisition of minority interest in Companhia Ultragaz S.A	—	—	—	—	3.8	—	3.8
Available-for-sale equity securities (temporary unrealized gain)	—	—	1.5	1.5	—	—	1.5
Available-for-sale debt securities (temporary unrealized gain)	—	—	—	—	13.7	—	13.7
Deferred tax effects	—	5.0	0.4	5.4	13.5	—	18.9
Equity on U.S.GAAP adjustment	—	(38.5)	0.7	(37.8)	—	37.8	—

TOTAL ASSETS UNDER U.S.GAAP	545.4	2,336.2	1,778.3	4,114.5	3,628.0	(4,444.4)	3,843.5

Ultrapar Participações S.A. and Subsidiaries

Consolidated Balance Sheets

as of December 31, 2006

LIABILITIES	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno- Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CURRENT LIABILITIES
Loans and financing	1.1	—	27.6	27.6	126.4	—	155.1
Debentures	—	12.8	—	12.8	—	—	12.8
Suppliers	—	0.4	56.6	57.0	112.7	(57.2)	112.5
Payroll and related charges	—	—	18.9	18.9	62.3	—	81.2
Taxes payable	—	—	0.6	0.6	16.3	—	16.9
Dividends payable	—	96.7	43.3	140.0	161.3	(199.9)	101.4
Income and social contribution taxes	—	—	—	—	1.0	—	1.0
Deferred income and social contribution taxes	—	—	0.1	0.1	0.1	—	0.2
Other	—	—	0.5	0.5	3.0	(0.8)	2.7

TOTAL CURRENT LIABILITIES	1.1	109.9	147.6	257.5	483.1	(257.9)	483.8

NON-CURRENT
LONG-TERM LIABILITIES
Loans and financing	534.5	—	51.8	51.8	495.5	—	1,081.8
Debentures	—	300.0		300.0	—	—	300.0
Related companies	—	33.5	146.1	179.6	857.0	(1,031.9)	4.7
Deferred income and social contribution taxes	—	—	24.7	24.7	1.3	—	26.0
Other taxes and contributions - contingent liabilities	—	9.4	8.9	18.3	18.2	—	36.5
Other	—	—	0.6	0.6	2.1	—	2.7

TOTAL LONG-TERM LIABILITIES	534.5	342.9	232.1	575.0	1,374.1	(1,031.9)	1,451.7

MINORITY INTEREST	—	—	—	—	51.4	(18.3)	33.1

TOTAL LIABILITIES UNDER ACCOUNTING PRACTICES ADOPTED IN BRAZIL	535.6	452.8	379.7	832.5	1,908.6	(1,308.1)	1,968.6

SHAREHOLDERS’ EQUITY
Capital	—	946.0	644.4	1,590.4	890.2	(1,534.6)	946.0
Capital reserve	—	3.0	—	3.0	95.6	(98.0)	0.6
Revaluation reserve	—	13.0	1.7	14.7	20.2	(21.9)	13.0
Profit reserves	9.8	983.2	753.0	1,736.2	450.6	(1,213.4)	983.2
Treasury shares	—	(4.6)	—	(4.6)	0.0	(4.7)	(5.3)
Retained earnings	—	—	—	—	301.5	(301.5)	—

TOTAL SHAREHOLDERS’ EQUITY UNDER ACCOUNTING PRACTICES ADOPTED IN BRAZIL	9.8	1,940.6	1,399.1	3,339.7	1,758.1	(3,174.1)	1,933.5

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY UNDER ACCOUNTING PRACTICES ADOPTED IN BRAZIL	545.4	2,393.4	1,778.8	4,172.2	3,666.7	(4,482.2)	3,902.1

Ultrapar Participações S.A. and Subsidiaries

Consolidated Balance Sheets

as of December 31, 2006

SHAREHOLDERS’ EQUITY RECONCILIATION TO U.S.GAAP	LPG Issuer	Ultrapar- Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Reversal of revaluation adjustments	—	—	(1.7)	(1.7)	(25.6)	—	(27.3)
Inflation accounting	—	—	7.0	7.0	17.5	—	24.5
Different criteria for:
Cancellation of subsidiaries’ treasury stock	—	—	—	—	(2.1)	—	(2.1)
Deferred charges	—	—	(11.0)	(11.0)	(85.9)	—	(96.9)
Capitalization of interest costs during construction	—	—	—	—	0.3	—	0.3
Reversal of goodwill amortization of SPGás acquisition under BR GAAP	—	—	—	—	16.3	—	16.3
Reversal of goodwill amortization of Companhia Ultragaz S.A. shares from minority stockholders	—	—	—	—	(1.1)	—	(1.1)
Fair value adjustments relating to accounting for derivative instruments and headging activities	—	—	0.8	0.8	(2.0)	—	(1.2)
Other individually insignificant adjustments	—	0.0	(0.2)	(0.2)	0.4	—	0.2
Fair value adjustments relating to business combinations	—	(1.1)	2.6	1.5	—	—	1.5
Fair value adjustments relating to acquisition of minority interest in Oxiteno S.A. - Indústria e Comércio	—	(22.6)	—	(22.6)	—	—	(22.6)
Fair value adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.	—	—	—	—	8.9	—	8.9
Fair value adjustments relating to the acquisition of Canamex Químicos S.A. de C.V.	—	—	—	—	(1.1)	—	(1.1)
Fair value adjustments relating to acquisition of minority interest in Companhia Ultragaz S.A	—	—	—	—	3.8	—	3.8
Available-for-sale equity securities (temporary unrealized gain)	—	—	1.5	1.5	—	—	1.5
Available-for-sale debt securities (temporary unrealized gain)	—	—	—	—	13.7	—	13.7
Deferred tax effects	—	5.0	0.4	5.4	14.9	—	20.3
Minority Interest	—	—	—	—	0.7	—	0.7
Equity on U.S.GAAP adjustment	—	(38.5)	0.7	(37.8)	—	37.8	—

TOTAL SHAREHOLDERS’ EQUITY UNDER U.S .GAAP	9.8	1,883.4	1,399.2	3,282.6	1,716.7	(3,136.3)	1,872.9

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Income

for the year ended December 31, 2006

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
GROSS SALES AND SERVICES	—	—	716.4	716.4	4,828.7	(315.2)	5,229.9
Deductions	—	—	(166.2)	(166.2)	(328.2)	58.6	(435.8)

NET SALES AND SERVICES	—	—	550.2	550.2	4,500.5	(256.6)	4,794.1
Cost of sales and services		—	(479.8)	(479.8)	(3,627.5)	247.4	(3,859.9)

GROSS PROFIT	—	—	70.4	70.4	873.0	(9.2)	934.2

OPERATING (EXPENSES) INCOME	(0.2)	(0.2)	(116.8)	(117.0)	(496.3)	9.7	(603.8)

Selling		—	(23.1)	(23.1)	(180.2)	—	(203.3)
General and administrative	(0.2)	(0.2)	(87.9)	(88.1)	(200.6)	9.8	(279.1)
Depreciation and amortization	—	—	(7.0)	(7.0)	(115.7)	—	(122.7)
Other operating income, net	—	—	1.2	1.2	0.2	(0.1)	1.3

OPERATING INCOME (LOSS) BEFORE FINANCIAL ITEMS	(0.2)	(0.2)	(46.4)	(46.6)	376.7	0.5	330.4

Financial income (expenses), net	0.2	2.6	7.9	10.5	17.4	2.5	30.6
Nonoperating income (expenses), net	(1.6)	(0.1)	(3.2)	(3.3)	(13.6)	—	(18.5)

INCOME (LOSS) BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES, EQUITY IN GAIN (LOSSES) OF AFFILIATED COMPANIES AND MINORITY INTEREST	(1.6)	2.3	(41.7)	(39.4)	380.5	3.0	342.5

INCOME AND SOCIAL CONTRIBUTION TAXES	—	(5.7)	0.8	(4.9)	(91.6)	40.4	(56.1)

Current	—	(6.0)	(0.1)	(6.1)	(105.7)	—	(111.8)
Deferred	—	0.3	0.9	1.2	4.2	—	5.4
Benefit of tax holidays	—	—	—	—	9.9	40.4	50.3

INCOME (LOSS) BEFORE EQUITY IN GAIN (LOSSES) OF AFFILIATED COMPANIES AND MINORITY INTEREST	(1.6)	(3.4)	(40.9)	(44.3)	288.9	43.4	286.4
Equity in losses of affiliated companies	—	291.8	222.8	514.6	0.6	(514.2)	1.0
Minority interest			—	—	(7.8)	2.5	(5.3)

NET INCOME (LOSS) UNDER ACCOUNTING PRACTICES ADOPTED IN BRAZIL	(1.6)	288.4	181.9	470.3	281.7	(468.3)	282.1

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Income

for the year ended December 31, 2006

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
RECONCILIATION TO U.S.GAAP
Reversal of revaluation adjustments	—	—	0.9	0.9	2.4	—	3.3
Inflation accounting	—	—	(0.5)	(0.5)	(3.1)	—	(3.6)
Different criteria for:
Cancellation of subsidiaries’ treasury stock	—	—	—	—	0.8	—	0.8
Deferred charges	—	—	(6.2)	(6.2)	(11.4)	—	(17.6)
Depreciation of interest costs capitalized during construction	—	—	—	—	(0.5)	—	(0.5)
Reversal of goodwill amortization	—	—	—	—	5.3	—	5.3
Fair value adjustments relating to accounting for derivative instruments and headging activities	—	—	0.4	0.4	1.0	—	1.4
Translation adjustments - Canamex	—	—	—	—	1.8	—	1.8
Other individually insignificant adjustments	—	0.2	(0.3)	(0.1)	1.4	—	1.3
Fair value adjustments relating to business combinations	—	1.0	(2.6)	(1.6)	—	—	(1.6)
Fair value adjustments relating to acquisition of minority interest in Oxiteno S.A. - Indústria e Comércio	—	4.5		4.5	—	—	4.5
Fair value adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.	—	—	—	—	1.5	—	1.5
Fair value adjustments relating to the acquisition of Canamex Químicos S.A. de C.V.	—	—	—	—	0.1	—	0.1
Fair value adjustments relating to acquisition of minority interest in Companhia Ultragaz S.A	—	—	—	—	(0.5)	—	(0.5)
Deferred tax effects	—	(1.2)	3.3	2.1	0.2	—	2.3
Minority Interest	—	—	—	—	(0.1)	—	(0.1)
Equity on U.S.GAAP adjustment	—	(11.9)	(2.7)	(14.7)	(0.0)	14.7	—

NET INCOME (LOSS) UNDER USGAAP	(1.6)	281.0	174.2	455.1	280.6	(453.6)	280.5

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

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Income

for the year ended December 31, 2005

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non- Guarantor Subsidiaries	Eliminations	Consolidated
GROSS SALES AND SERVICES	—	—	721.0	721.0	4,817.2	(380.2)	5,158.0
Deductions	—	—	(168.0)	(168.0)	(350.4)	54.2	(464.2)

NET SALES AND SERVICES	—	—	553.0	553.0	4,466.8	(326.0)	4,693.8
Cost of sales and services		—	(458.6)	(458.6)	(3,641.6)	316.8	(3,783.4)

GROSS PROFIT	—	—	94.4	94.4	825.2	(9.2)	910.4

OPERATING (EXPENSES) INCOME	(0.2)	0.1	(115.0)	(114.9)	(446.3)	9.3	(552.1)

Selling		—	(23.4)	(23.4)	(164.2)	—	(187.6)
General and administrative	(0.2)	(1.1)	(87.0)	(88.1)	(159.0)	9.5	(237.8)
Depreciation and amortization	—	—	(6.7)	(6.7)	(119.6)	—	(126.3)
Other operating income, net	—	1.2	2.1	3.3	(3.5)	(0.2)	(0.4)

OPERATING INCOME (LOSS) BEFORE FINANCIAL ITEMS	(0.2)	0.1	(20.6)	(20.5)	378.9	0.1	358.3

Financial income (expenses), net	3.2	2.3	(1.9)	0.4	(4.9)	(26.0)	(27.3)
Nonoperating income (expenses), net	—	—	0.4	0.4	(1.3)	(0.9)	(1.8)

INCOME (LOSS) BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES, EQUITY IN GAIN (LOSSES) OF AFFILIATED COMPANIES AND MINORITY INTEREST	3.0	2.4	(22.1)	(19.7)	372.7	(26.8)	329.2

INCOME AND SOCIAL CONTRIBUTION TAXES	—	(1.7)	10.6	8.9	(93.7)	56.0	(28.8)

Current	—	(1.9)	—	(1.9)	(111.2)	—	(113.1)
Deferred	—	0.2	10.6	10.8	9.7	—	20.5
Benefit of tax holidays	—	—	—	—	7.8	56.0	63.8

INCOME (LOSS) BEFORE EQUITY IN GAIN (LOSSES) OF AFFILIATED COMPANIES AND MINORITY INTEREST	3.0	0.7	(11.5)	(10.8)	279.0	29.2	300.4
Equity in affiliated companies	—	298.5	283.1	581.6	1.3	(581.5)	1.6
Minority interest			—	—	(6.3)	3.5	(2.8)

NET INCOME UNDER ACCOUNTING PRACTICES ADOPTED IN BRAZIL	3.0	299.2	271.6	570.8	274.2	(548.8)	299.2

Ultrapar Participações S.A. and Subsidiaries

Consolidated Statements of Income

for the year ended December 31, 2005

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non- Guarantor Subsidiaries	Eliminations	Consolidated
RECONCILIATION TO U.S.GAAP
Reversal of revaluation adjustments	—	—	1.0	1.0	1.8	—	2.8
Inflation accounting	—	—	(0.7)	(0.7)	(2.9)	—	(3.6)
Different criteria for:
Cancellation of subsidiaries’ treasury stock	—	—	—	—	0.9	—	0.9
Deferred charges	—	—	(3.0)	(3.0)	(4.7)	—	(7.7)
Depreciation of interest costs capitalized during construction	—	—	(0.1)	(0.1)	(0.4)	—	(0.5)
Reversal of goodwill amortization	—	—	—	—	8.8	—	8.8
Fair value adjustments relating to accounting for derivative instruments and headging activities	—	—	—	—	(11.6)	—	(11.6)
Translation adjustments - Canamex					(4.5)	—	(4.5)
Other individually insignificant adjustments	—	0.4	(0.6)	(0.2)	0.7	—	0.5
Fair value adjustments relating to business combinations	—	1.0	(2.6)	(1.6)	0.1	—	(1.5)
Fair value adjustments relating to acquisition of minority interest in Oxiteno S.A. - Indústria e Comércio	—	4.6	—	4.6	0.1	—	4.7
Fair value adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.	—	—	—	—	1.5	—	1.5
Fair value adjustments relating to the acquisition of Canamex Químicos S.A. de C.V.	—	—	—	—	0.2	—	0.2
Fair value adjustments relating to acquisition of minority interest in Companhia Ultragaz S.A	—	—	—	—	(1.3)	—	(1.3)
Expenses of public offering of shares	—	2.4	—	2.4	—	—	2.4
Changes in accounting principles	—	—	0.1	0.1	(5.0)	—	(4.9)
Deferred tax effects		(1.3)	2.1	0.8	3.0	—	3.8
Minority Interest	—	—	—	—	(0.3)	—	(0.3)
Equity on U.S.GAAP adjustment		(14.2)	(8.4)	(22.6)	—	22.6	—

NET INCOME UNDER USGAAP	3.0	292.1	259.4	551.5	260.6	(526.2)	288.9

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

All long-lived assets are located in Brazil, except for long-lived assets located in Mexico, in the amount of R$ 30.1, as of December 31, 2007 (R$ 26.5 as of December 31, 2006), and in Venezuela in the amount of R$ 4.2, as of December 31, 2007.

The Company generates revenues from operations in Brazil and, as from December 2003, from Mexico and as from September 2007, from Venezuela, as well as from exports of products to clients located in foreign countries as shown below:

	2007	2006	2005
Gross sales:
Brazil	20,327.1	4,789.3	4,683.7
Latin America, other than Brazil	219.9	240.4	244.3
Far East	93.6	71.8	110.8
Europe	113.1	70.9	67.0
North America	63.3	36.6	28.8
Other	24.1	20.9	23.4

Total	20,841.1	5,229.9	5,158.0

k)	Research and development expenses

Total research and development expenses amounted to R$ 23.5, R$ 18.4 and R$ 17.4 for the years ended December 31, 2007, 2006 and 2005, respectively.

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

The Company does not accrue for these termination costs before a decision to terminate has been made, since the benefits are neither probable nor reasonably estimable. Actual termination costs paid on dismissal totaled R$ 15.4, R$ 6.3 and R$ 5.3 for the years ended December 31, 2007, 2006 and 2005, respectively.

Ultrapar Participações S.A. and Subsidiaries

m)	Changes in number of shares

The following table presents changes in number of shares issued, held in treasury and outstanding for each of the three year periods ended December 31, 2007:

	Shares issued			Treasury shares			Outstanding shares
	Common (in thousands)	Preferred (in thousands)	Total (in thousands)	Common (in thousands)	Preferred (in thousands)	Total (in thousands)	Common (in thousands)	Preferred (in thousands)	Total (in thousands)
Shares at December 31, 2005	49,430	31,895	81,325	6	183	189	49,424	31,712	81,136
Acquisition of treasury shares	—	—	—	—	30	30	—	(30)	(30)
Shares granted to executives	—	—	—	—	(51)	(51)	—	51	51

Shares at December 31, 2006	49,430	31,895	81,325	6	162	168	49,424	31,733	81,157
Issuance of preferred shares	—	54,771	54,771	—	—	—	—	54,771	54,771
Acquisition of treasury shares	—	—	—	—	425	425	—	(425)	(425)
Shares granted to executives	—	—	—	—	(45)	(45)	—	45	45

Shares at December 31, 2007	49,430	86,666	136,096	6	542	548	49,424	86,124	135,548

n)	Aggregate transaction gains and losses

Total aggregate transaction gains and losses included in financial income or expense amounted to R$ 10.6 (gain), R$ 18.6 (gain) and R$ 14.7 (gain) for the years ended December 31, 2007, 2006 and 2005, respectively.

Ultrapar Participações S.A. and Subsidiaries

26. SUBSEQUENT EVENT

a) Changes in the Brazilian Corporate Law

On December 28, 2007, Law n. 11.638/07 was issued, modifying certain aspects of the Brazilian Corporate Law (Law n. 6.404, of December 15, 1976). These changes are designed to increase the harmonization of accounting practices adopted in Brazil with the international standards (IFRS) derived from practices issued by the International Accounting Standard Board (IASB).

The Company already reports the Cash Flow Statement and the Statement of Value Added, and is analyzing the impacts of other changes introduced by the new law. Management believes that the main impacts of the new law would consist in the creation of new sub-groups of accounts, the application of new criteria for the valuation and classification of financial instruments and the present value adjustment of long term – and relevant short term – assets and liabilities. The impacts of the changes introduced by the new law will be recognized in the Company’s financial statements during 2008.