Form 20-F
period 2008-12-31
ULTRAPAR HOLDINGS INC
filed 2009-06-29
CIK 1094972

As filed with the Securities and Exchange Commission on June 29, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

The number of outstanding shares of each class as of December 31, 2008.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulatons S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐Yes  ☒  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer  ☒    Accelerated Filer  ☐    Non-accelerated Filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

INTRODUCTION

With a track record of over 70 years, Ultrapar has operations in three sectors: fuel distribution through Ultragaz and Ipiranga, chemicals through Oxiteno, and logistics through Ultracargo. Ultragaz is the leader in LPG distribution in Brazil with 24% market share and one of the largest independent LPG distributors in the world in terms of volume sold. We deliver LPG to an estimated 10 million households using our own vehicle fleet and our network of more than 4,000 independent retailers. Ipiranga is the second largest fuel distributor in Brazil, with 14% market share in 2008, delivering products through a network of 3,469 service stations. With the acquisition of Texaco, closed in March 2009, Ipiranga reached nationwide coverage, with a network of more than five thousand service stations and 22% market share in Brazil. Oxiteno is the largest producer of ethylene oxide and its main derivatives in Latin America, a major producer of specialty chemicals and the sole producer of fatty-alcohols and related by-products in Latin America. Oxiteno has nine industrial units in Brazil, Mexico and Venezuela and commercial offices in the United States, Argentina, and Belgium. Ultracargo is the largest provider of storage for liquid bulk in South America, with approximately 28% market share in Brazil after the acquisition of União Terminais, closed in November 2008.

References in this annual report to “Ultrapar,” “we,” “our,” “us” and “the company” are to Ultrapar Participações S.A. and its consolidated subsidiaries (unless the context otherwise requires). In addition, all references in this annual report to:

•	“ABTL” are to Associação Brasileira de Terminais de Líquidos, the Brazilian Association of Liquid Bulk Terminal Operators”;

•	“ABIQUIM” are to Associação Brasileira da Indústria Química, the Brazilian Association of Chemical Industries;

•	“ADRs” are to the American Depositary Receipts evidencing our ADSs;

•	“ADSs” are to our American Depositary Shares, each representing one share of our non-voting preferred stock;

•	“am/pm” are to am/pm Comestíveis Ltda.;

•	“ANFAVEA” are to Associação Nacional dos Fabricantes de Veículos Automotores, the Brazilian Association of Vehicle Producers;

•	“ANP” are to the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis, the Brazilian oil, natural gas and biofuels regulatory agency;

•	“BM&FBovespa” are to the Bolsa de Valores de São Paulo, the São Paulo Stock Exchange;

•	“Braskem” are to Braskem S.A.;

•	“Brazilian Central Bank,” “BACEN,” “Central Bank of Brazil” or “Central Bank” are to the Banco Central do Brasil, the Brazilian central bank;

•	“Brazilian Corporate Law” are to Law No. 6,404 of December, 1976, as amended by Law No. 9,457 of May, 1997, by Law No. 10,303 of October 2001 and by Law No. 11,638 of December, 2007;

•	“Brazilian government” are to the federal government of the Federative Republic of Brazil;

•	“CBPI” are to Companhia Brasileira de Petróleo Ipiranga;

•	“CBL” are to Chevron Brasil Ltda., a subsidiary of Chevron;

•	“Chevron” are to Chevron Latin America Marketing LLC and Chevron Amazonas LLC;

•	“Commission” or “SEC” are to the U.S. Securities and Exchange Commission;

•	“Copesul” are to Companhia Petroquímica do Sul S.A., former subsidiary of Braskem;

•	“CVM” are to Comissão de Valores Mobiliários, the Brazilian securities authority;

•	“DPPI” are to Distribuidora de Produtos de Petróleo Ipiranga S.A., incorporated by CBPI in December 2008;

•	“EMCA” are to Empresa Carioca de Produtos Químicos S.A.;

•	“Galena” are to Sociedade Anônima de Óleo Galena Signal, a subsidiary of Chevron;

•	“Ipiranga” are to the Southern Distribution Business that was acquired from the Ipiranga Group;

•	“Ipiranga Group” are to RPR, DPPI, CBPI, IQ, IPQ, Copesul and their respective subsidiaries prior to their sale to Ultrapar, Petrobras and Braskem;

•	“Ipiranga Group SPA” are to the Share Purchase Agreement entered into and among Ultrapar, with the consent of Petrobras and Braskem, and the Key Shareholders on March 18, 2007;

•

“Ipiranga Group Transaction Agreements” are to the agreements related to the acquisition of Ipiranga Group by Ultrapar, Petrobras and Braskem. Each Ipiranga Group Transaction Agreement is incorporated by reference to Exhibits 2.6, 2.7, 2.8, 4.4, 4.5, 4.6 and 4.7 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007.

•	“IPQ” are to Ipiranga Petroquímica S.A.;

•	“IQ” are to Ipiranga Química S.A.;

•	“Isa-Sul” are to Isa-Sul Administração e Participação Ltda.;

•	“Investment Agreement” are to the Investment Agreement entered into by and among Ultrapar, Petrobras and Braskem on March 18, 2007, amended on April 18, 2007;

•	“Key Shareholders” are to Ipiranga Group’s former controlling shareholders prior to the closing of the Ipiranga Group SPA;

•	“Latin America” are to countries in America other than the United States and Canada;

•	“LPG” are to liquefied petroleum gas;

•

“Mandatory Tender Offers” are to the mandatory cash tender offers (pursuant to tag along rights held by the minority common shareholders under Brazilian Corporate Law and CVM rules) for the acquisition of the remaining common shares of RPR, DPPI, CBPI and IPQ not acquired from the Key Shareholders pursuant to the Ipiranga Group SPA;

•	“NYSE” are to the New York Stock Exchange;

•	“Northern Distribution Business” are to CBPI’s fuel and lubricant distribution businesses located in the North, Northeast and Mid-West regions of Brazil;

•

“Oxiteno” are to Oxiteno S.A. – Indústria e Comércio, our wholly owned subsidiary, its subsidiaries and EMCA, acquired from the Ipiranga Group in 2007, that produce ethylene oxide and its principal derivatives, fatty alcohols and other specialty chemicals;

•	“Petrobras” are to Petróleo Brasileiro S.A.;

•	“Petrochemical Business” are to IQ, IPQ and IPQ’s stake in Copesul;

•	“PQU” are to Quattor Petroquímicos Básicos S.A., formerly Petroquímica União S.A., a subsidiary of Quattor;

•	“Quattor” are to Quattor Participações S.A.;

•	“real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil;

•	“RPR” are to Refinaria de Petróleo Riograndense S.A. (formerly Refinaria de Petróleo Ipiranga S.A.), a company engaged in oil refining;

•	“SBP” are to Sociedade Brasileira de Participações Ltda.;

•	“Securities Act” are to the U.S. Securities Act of 1933, as amended;

•	“Separation of Assets” are to the separation of the Petrochemical Business and Northern Distribution Business following the Share Exchange;

•	“Share Exchange” are to the exchanges of RPR’s, DPPI’s and CBPI’s preferred shares and any remaining common shares for Ultrapar’s preferred shares in connection with the acquisition of Ipiranga Group;

•	“Sindigás” are to the Brazilian Association of LPG Distributors;

•	“SINDICOM” are to the Brazilian Association of Fuel Distributors;

•	“Southern Distribution Business” are to Ipiranga Group’s fuel and lubricant distribution businesses located in the South and Southeast regions of Brazil and their related activities;

•	“Texaco” are to the Texaco-branded fuels marketing business in Brazil, previously carried-out by CBL and Galena;

•	“TRR” are to Retail Wholesale Resellers, specialized resellers in the fuel distribution;

•

“Ultracargo” are to Ultracargo Operações Logísticas e Participações Ltda., our wholly owned subsidiary and its subsidiaries that provide road transport, storage, handling and logistics services for liquid bulk cargo;

•	“Ultragaz” are to Ultrapar’s subsidiaries that operate in the distribution of LPG;

•	“União Terminais” are to União Terminais e Armazéns Gerais Ltda.;

•	“União/Vopak” are to União/Vopak Armazéns Gerais Ltda., a company in which União Terminais had a 50% stake;

•	“Unipar” are to União das Indústrias Petroquímicas S.A.; and

•	“US$,” “dollars” or “U.S. dollars” are to the United States dollar.

The “Glossary of Petrochemical Industry Terms” that begins on page 120 provides definitions of certain technical terms used in this annual report. Unless otherwise specified, data related to (i) the Brazilian petrochemical industry included in this annual report were obtained from ABIQUIM, (ii) the LPG business were obtained from Sindigás and ANP, (iii) the fuel distribution business were obtained from SINDICOM and ANP, and (iv) the liquid bulk storage business were obtained from ABTL.

PRESENTATION OF FINANCIAL INFORMATION

The audited consolidated balance sheets as of December 31, 2008 and 2007 and the related consolidated statements of income, cash flows, changes in financial position and changes in shareholders’ equity, including the notes thereto, for the years ended December 31, 2008, 2007 and 2006, included herein are our consolidated financial statements. The audited consolidated balance sheets as of December 31, 2006, 2005 and 2004 and the related consolidated statements of income, cash flows, changes in financial position and changes in shareholders’ equity, including the notes thereto for the years ended in December 31, 2005 and 2004 are not included in this annual report. The financial information presented in this annual report should be read in conjunction with our consolidated financial statements.

In April 2007, Ultrapar acquired control of various companies in the Ipiranga Group, whereby Ultrapar acquired the Southern Distribution Business, EMCA and a one-third stake in RPR. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Ipiranga Group.” The financial statements of Ultrapar consolidate all the businesses acquired from April 1, 2007. Since January 1, 2008, EMCA has been consolidated into Oxiteno, reflecting the effective management responsibility for the business. The financial information of Oxiteno and Ipiranga in this annual report prior to January 1, 2008 reflects the current consolidation retrospectively, which differ from those previously reported. The references to the term “Ipiranga” consequently refer duly to the Southern Distribution Business.

In June 2008, Ultrapar signed a sale and purchase agreement for the acquisition of 100% of the shares of União Terminais, a company engaged in the storage and handling of liquid bulk. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of União Terminais.” In October 2008, Ultrapar closed the acquisition in relation to the port terminals in Santos and Rio de Janeiro. In November 2008 it closed the acquisition of the 50% stake that Unipar held in União/Vopak, which owns a port terminal in Paranaguá (in the state of Paraná). The results of the businesses acquired were consolidated into Ultrapar’s financial statements after their respective closing dates. Ultrapar’s financial statements in periods prior to fourth quarter 2008 do not include the results of the businesses acquired.

In August 2008, Ultrapar announced the signing of the sale and purchase agreement for the acquisition of Texaco’s fuel distribution business in Brazil; the acquisition closed on March 31, 2009. The results of the businesses acquired began to be consolidated into Ultrapar’s financial statements after its closing date. Ultrapar’s financial statements in periods prior to second quarter 2009 do not include the results of the businesses acquired. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments — Description of the Acquisition of Texaco.”

On June 23, 2009 the exchange rate for reais into U.S. dollars was R$2.002 to US$1.00, based on the commercial selling rate as reported by the Central Bank. The commercial selling rate was R$2.337 to US$1.00 on December 31, 2008 and R$1.771 to US$1.00 on December 31, 2007. The real/dollar exchange rate fluctuates widely, and the current commercial selling rate may not be indicative of future exchange rates. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates” for information regarding exchange rates for the Brazilian currency. Solely for the convenience of the reader, we have translated some amounts included in “Item 3.A. Key Information — Selected Consolidated Financial Information” and elsewhere in this annual report from reais into U.S. dollars using the commercial selling rate as reported by the Central Bank at December 31, 2008 of R$2.337 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. Such translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

Segment information for our businesses are presented on an unconsolidated basis. Consequently, intercompany transactions have not been eliminated in segment information, and therefore this information will not sum to consolidated financial information provided. See “Item 7.B. Major Shareholders and Related Party Transactions — Related Party Transactions” for more information on intercompany transactions.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Brazilian GAAP and U.S. GAAP

Our consolidated financial statements for the year ending December 31, 2008 were prepared in accordance with accounting policies derived from the Brazilian Corporate Law and CVM (“Brazilian GAAP”). Law 11,638/07 was enacted on December 28, 2007 and Provisional Measure 449/08 on December 3, 2008, both amending the accounting policies adopted in Brazil. These amendments were adopted by Ultrapar for the first time in the fiscal year 2008. The financial statements referring to the fiscal years ending December 31, 2007, 2006, 2005 and 2004 are shown as previously released, without the changes introduced by the new legislation, as allowed by CVM. See Note 3 to our consolidated financial statements for more information.

Such accounting practices differ in certain material respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). See Note 24 to our consolidated financial statements for a summary of the differences between Brazilian GAAP and U.S. GAAP, and a reconciliation of shareholders’ equity as of December 31, 2008 and 2007 and net income for the years ended December 31, 2008, 2007 and 2006 from Brazilian GAAP to U.S. GAAP.

Market share and economic information

All market share information for the LPG and fuel distribution businesses in Brazil was obtained from Sindigás, SINDICOM and ANP. Unless otherwise specified, all macroeconomic data are obtained from the Instituto Brasileiro de Geografia e Estatística—IBGE, Fundação Getúlio Vargas—FGV and the Central Bank.

FORWARD-LOOKING STATEMENTS

The statements contained in this annual report regarding our plans, forecasts and expectations regarding future events, strategies and projections are forward-looking statements which involve risks and uncertainties and which are therefore not guarantees of future results. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or revise any forward-looking statements after we distribute this annual report because of new information, future events and other factors. Words such as “believe,” “expect,” “may,” “will,” “plan,” “strategy,” “prospect,” “foresee,” “estimate,” “project,” “anticipate,” “can,” “intend” and similar words are intended to identify forward-looking statements. We have made forward-looking statements which cover, among other things, our:

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

These forward-looking statements are subject to risks and uncertainties, which could mean that our actual results and performance could differ significantly from those anticipated and that anticipated events or circumstances might not occur. The risks and uncertainties include, but are not limited to:

•	general economic and business conditions, including the price of crude oil and other commodities, refining margins and prevailing foreign exchange rates;

•	competition;

•	ability to produce and deliver products on a timely basis;

•	ability to anticipate trends in the LPG, fuels, chemicals and logistics industries, including changes in capacity and industry price movements;

•	changes in official regulations;

•	receipt of official authorizations and licenses;

•	political, economic and social events in Brazil;

•	access to sources of financing and our level of indebtedness;

•	ability to integrate acquisitions;

•	regulatory issues relating to acquisitions;

•	worsening of the current global financial crisis and instability and volatility in the financial markets;

•	availability of tax benefits; and

•	other factors contained in this 20-F under “Item 3.D. Key Information—Risk Factors.”

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

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

Our consolidated financial statements are prepared in reais in accordance with Brazilian GAAP, which differ in certain material respects from the U.S. GAAP. See Note 24 to our consolidated financial statements for a summary of the differences between the Brazilian GAAP and U.S. GAAP.

The following table presents our selected financial information at the dates and for each of the periods indicated in Brazilian GAAP, and U.S. GAAP where indicated. The consolidated balance sheet information as of December 31, 2008 and 2007 and the consolidated statements of income, cash flows, changes in financial position and changes in shareholders’ equity for the years ended December 31, 2008, 2007 and 2006 are derived from our audited consolidated financial statements included in this annual report. The consolidated balance sheet information as of December 31, 2005 and 2004 and the related consolidated statements of income, cash flows, changes in financial position and changes in shareholders’ equity for the years ended December 31, 2006, 2005 and 2004 are derived from our audited consolidated financial statements that are not included in this annual report.

Our consolidated financial statements for the year ending December 31, 2008 were prepared in accordance with accounting policies derived from the Brazilian GAAP. Law 11,638/07 was enacted on December 28, 2007 and Provisional Measure 449/08 on December 3, 2008, both amending the accounting policies adopted in Brazil. These amendments were adopted for the first time by Ultrapar in the fiscal year 2008. The financial statements referring to the fiscal years ending December 31, 2007, 2006, 2005 and 2004 are shown as previously released, without the changes introduced by the new legislation, as allowed by CVM. See Note 3 to our consolidated financial statements for more information.

	Year Ended December 31
	2008(1)	2008	2007	2006	2005	2004
	(in millions, except per share data)
Consolidated Income Statement Data:	US$	R$	R$	R$	R$	R$
Gross sales and services	12,638.6	29,536.4	20,841.1	5,229.9	5,158.0	5,250.6
Taxes on sales and services, rebates, discounts and returns	(542.7)	(1,268.4)	(919.8)	(435.8)	(464.2)	(466.4)

Net Sales and Services	12,095.9	28,268.0	19,921.3	4,794.1	4,693.8	4,784.2
Cost of sales and services	(11,190.5)	(26,152.3)	(18,224.2)	(3,859.9)	(3,783.4)	(3,669.9)

Gross profit	905.4	2,115.7	1,697.1	934.2	910.4	1,114.3
Operating (expenses) income
Selling, general and administrative expenses	(609.5)	(1,424.4)	(1,223.3)	(605.1)	(551.7)	(555.9)
Other operating income, net	9.6	22.1	12.3	1.3	(0.4)	5.5

Total operating expenses	(599.9)	(1,402.3)	(1,211.0)	(603.8)	(552.1)	(550.4)

Operating income before financial items and other income	305.5	713.4	486.1	330.4	358.3	563.9
Financial (expenses) income, net	(72.2)	(168.8)	(119.4)	30.6	(27.3)	(45.0)
Other (expenses) income, net	4.8	11.2	8.8	(18.5)	(1.8)	(16.0)

	Year Ended December 31
	2008(1)	2008	2007	2006	2005	2004
	(in millions, except per share data)
Income before income and social contribution taxes, equity in earnings (losses) of affiliated companies and minority interest	238.1	555.8	375.5	342.5	329.2	502.9
Income and social contribution taxes	(64.9)	(151.6)	(85.9)	(56.1)	(28.8)	(83.0)

Income before equity in earnings (losses) of affiliated companies, employees’ statutory interest and minority interest	173.2	404.2	289.6	286.4	300.4	419.9
Equity in earnings (losses) of affiliated companies	—	—	0.6	1.0	1.6	—
Minority interest (8)	(1.9)	(4.5)	(101.0)	(5.3)	(2.8)	(5.4)

Employees’ statutory interest	(4.0)	(9.4)	(7.3)	—	—	—

Net income	167.3	390.3	181.9	282.1	299.2	414.5
Net earnings per share (2)	1.23	2.87	2.19	3.55	3.73	5.95

Dividends per common share (3)	0.76	1.78	1.78	1.78	1.93	2.36

Dividends per preferred share (3)	0.76	1.78	1.78	1.78	1.93	2.36

Other financial data (4)
Cash flows from operating activities (5)	159.8	373.5	468.2	384.3	410.0	539.6
Cash flows from investing activities (5)	(555.8)	(1,299.0)	(999.4)	(915.5)	(676.3)	(303.1)
Cash flows from financing activities (5)	569.3	1,330.4	1,061.7	(183.6)	762.0	(176.8)
Depreciation and Amortization (6)	160.7	375.5	300.6	185.8	187.7	172.7

Adjusted EBITDA (7)	461.9	1,079.5	779.4	516.2	546.0	736.6
Net cash (debt) (9)	(658.2)	(1,538.2)	(1,434.1)	120.7	191.2	46.0
Number of common shares (in thousands) (10)	49,429.9	49,429.9	49,429.9	49,429.9	49,429.9	51,264.6
Number of preferred shares (in thousands) (10)	86,666.1	86,666.1	86,666.1	31,895.5	31,895.5	18,426.6

U.S. GAAP:
Net income (12)	177.7	415.2	217.5	280.5	288.9	413.3
Basic and diluted earnings per common share (11)(12)	1.32	3.09	2.55	3.46	3.57	5.17
Basic and diluted earnings per preferred share (11)(12)	1.32	3.09	2.55	3.46	3.57	5.17
Depreciation and amortization	123.5	288.6	220.7	143.9	137.4	126.6

(1)	The figures in reais for December 31, 2008 have been converted into dollars using the exchange rate of US$1.00 = R$2.337, which is the commercial rate reported by the Central Bank on this date. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this annual report as a statement that the amounts in reais currently represent such values in U.S. dollars. Additionally, you should not interpret such conversions as statements that the amounts in reais have been, could have been or could be converted into U.S. dollars at this or any other foreign exchange rates. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates.”
(2)	Net earnings per share are calculated based on the weighted average shares outstanding during each of the periods presented. Under Brazilian GAAP, net earnings per share are not retroactively adjusted for the stock dividend but are retroactively adjusted for the reverse stock split described under “Item 4.B. Information on the Company — Business Overview.”
(3)	See “Item 8.A. Financial Information — Consolidated Statements and Other Financial Information — Dividend and Distribution Policy” for information regarding declaration and payment of dividends. Dividends per share do not reflect any adjustments related to the stock dividend described under “Item 4.B. Information on the Company — Business Overview.”
(4)	Cash flow information has been derived from our consolidated financial statements prepared in accordance with Brazilian GAAP.
(5)	See our consolidated financial statements.
(6)	Represents depreciation and amortization expenses included in cost of sales and services and in selling, general and administrative expenses.
(7)	The purpose of including adjusted EBITDA information is to provide a measure for assessing our ability to generate cash from our operations. Adjusted EBITDA is equal to operating income before financial items plus depreciation and amortization. In managing our business we rely on adjusted EBITDA as a means for assessing our operating performance and a portion of our management’s compensation and employee profit sharing plan is linked to adjusted EBITDA performance. Because adjusted EBITDA excludes non-operating expenses (income), interest, income taxes, depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or effective tax rates, or levels of non-operating expenses (income), depreciation and amortization. Accordingly, we believe that this type of measurement is useful for comparing general operating performance from period to period and making certain related management decisions. We also calculate adjusted EBITDA in connection with covenants related to some of our financing. We believe that adjusted EBITDA enhances the understanding of our financial performance and our ability to satisfy principal and interest obligations with respect to our indebtedness as well as to fund capital expenditures and working capital requirements. Adjusted EBITDA is not a measure of financial performance under U.S. GAAP or Brazilian GAAP. Adjusted EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. Adjusted EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation or capital expenditures and associated charges.

The tables below provide a reconciliation of net income to adjusted EBITDA and of operating income before financial items to adjusted EBITDA for the years ended December 31, 2008, 2007, 2006, 2005 and 2004:

	Ultrapar
	Reconciliation of net income to adjusted EBITDA
	Year ended December 31,
	2008	2007	2006	2005	2004
	(in millions of reais)
Net income	390.3	181.9	282.1	299.2	414.5
Minority interest	4.5	101.0	5.3	2.8	5.4
Equity in (earnings) losses of affiliated companies	—	(0.6)	(1.0)	(1.6)	—
Income and social contributions taxes	151.6	85.9	56.1	28.8	83.0
Other expenses (income), net	(11.2)	(8.8)	18.5	1.8	16.0
Financial (income) expenses, net	168.8	119.4	(30.6)	27.3	45.0
Depreciation and amortization	375.5	300.6	185.8	187.7	172.7

Adjusted EBITDA	1,079.5	779.4	516.2	546.0	736.6

	Ultrapar
	Reconciliation of operating income before financial items to adjusted EBITDA
	Year ended December 31,
	2008	2007	2006	2005	2004
	(in millions of reais)
Operating income before financial items and other income	713.4	486.1	330.4	358.3	563.9
Depreciation and amortization	375.5	300.6	185.8	187.7	172.7
Employees statutory profit sharing	(9.4)	(7.3)	—	—	—

Adjusted EBITDA	1,079.5	779.4	516.2	546.0	736.6

	Ultragaz
	Reconciliation of operating income before financial items to adjusted EBITDA
	Year ended December 31,
	2008	2007	2006	2005	2004
	(in millions of reais)
Operating income before financial items and other income	87.9	132.3	167.3	77.8	152.7
Depreciation and amortization	122.9	119.5	113.2	117.3	116.2

Adjusted EBITDA	210.8	251.8	280.5	195.1	268.9

	Ipiranga
	Reconciliation of operating income before financial items to adjusted EBITDA
	Year ended December 31,
	2008	2007	2006	2005	2004
	(in millions of reais)
Operating income before financial items and other income	515.7	260.6	n.a.	n.a.	n.a.
Depreciation and amortization	96.9	68.4	n.a.	n.a.	n.a.
Employees statutory profit sharing	(9.4)	(7.3)	n.a.	n.a.	n.a.

Adjusted EBITDA	603.2	321.7	n.a.	n.a.	n.a.

	Oxiteno
	Reconciliation of operating income before financial items to adjusted EBITDA
	Year ended December 31,
	2008	2007	2006	2005	2004
	(in millions of reais))
Operating income before financial items and other income	154.2	108.1	146.3	257.9	382.9
Depreciation and amortization	55.8	49.3	45.3	42.3	38.1

Adjusted EBITDA	210.0	157.4	191.6	300.2	421.0

	Ultracargo
	Reconciliation of operating income before financial items to adjusted EBITDA
	Year ended December 31,
	2008	2007	2006	2005	2004
	(in millions of reais)
Operating income before financial items and other income	7.3	14.6	11.4	17.2	23.0
Depreciation and amortization	43.3	28.4	26.6	27.1	17.5

Adjusted EBITDA	50.6	43.0	38.0	44.3	40.5

(8)	Minority interest on Ultrapar results amounted to R$101 million in 2007, reflecting the stake held by minority shareholders of RPR, DPPI and CBPI prior to the Share Exchange. As of September 30, 2007 Ultrapar held 11.52% of CBPI’s total shareholder capital and 32.45% of DPPI’s total shareholder capital. After the Share Exchange in the fourth quarter 2007, the correspondent portion of the minority interest in these companies was reduced and since October 2007, Ultrapar consolidates 100% of the earnings of these companies in its figures.
(9)	Net cash (debt) is included in this document in order to provide the reader with information relating to our overall indebtedness and financial position. Net cash (debt) is not a measure of financial performance or liquidity under U.S. GAAP or Brazilian GAAP. In managing our businesses we rely on net cash (debt) as a means of assessing our financial condition. We believe that this type of measurement is useful for comparing our financial condition from period to period and making related management decisions. Net cash (debt) is also used in connection with covenants related to some of our financings. The table below provides a reconciliation of our consolidated balance sheet data to the net cash (debt) positions shown in the table, for the years ended December 2008, 2007, 2006, 2005 and 2004.

	Ultrapar
	Reconciliation of cash and cash equivalents to net cash (debt)
	Year ended December 31,
	2008	2007	2006	2005	2004
	(in millions of reais)
Cash and cash equivalents	1,275.1	862.4	385.1	1,114.2	624.5
Short-term investments	851.4	845.3	737.3	184.8	22.4
Long-term investments	7.2	120.8	548.0	372.7	38.8
Short-term financing	(1,658.1)	(674.7)	(155.1)	(184.0)	(381.6)
Short-term debentures	—	(1,228.7)	(12.8)	(17.9)	—
Long-term financing	(2,013.8)	(1,009.2)	(1,081.8)	(978.6)	(258.1)
Long-term debentures	—	(350.0)	(300.0)	(300.0)	—

Net cash (debt) position	(1,538.2)	(1,434.1)	120.7	191.2	46.0

(10)	The number of shares is retroactively adjusted for the reverse stock split that occurred in 2005.
(11)	The calculation of earnings per share is retroactively adjusted for stock dividends and reverse stock splits for all the periods presented.
(12)	The calculation of net income and earnings per share is retroactively adjusted for the effect of a change in an accounting policy for the periods of 2005 and 2004.

	As of December 31,
	2008(1)	2008	2007	2006	2005	2004
	(in millions of U.S. dollars or reais, where indicated)
Consolidated Balance Sheet Data	US$	R$	R$	R$	R$	R$
Current assets
Cash and cash equivalents	545.6	1,275.1	862.4	385.1	1,114.2	624.5
Short-term investment	364.3	851.4	845.3	737.3	184.8	22.4
Trade accounts receivable	611.6	1,429.3	1,344.4	360.0	343.3	369.3
Inventories	442.3	1,033.7	631.1	217.2	191.7	210.3
Recoverable Taxes	133.5	311.9	202.6	117.8	62.9	73.0
Other	100.3	234.4	1,894.7	42.0	39.4	45.4

	2,197.6	5,135.8	5,780.5	1,859.4	1,936.3	1,344.9

Non-current assets
Trade accounts receivable, net	89.9	210.1	176.9	19.2	—	—
Long-term investments	3.1	7.2	120.8	548.0	372.7	38.8
Related companies	2.4	5.6	12.9	7.4	3.7	3.1
Deferred income and social contribution taxes	174.9	408.7	119.6	58.2	61.0	36.3
Recoverable Taxes	18.4	43.0	68.7	65.3	46.8	36.6
Other	34.7	81.2	77.0	28.7	49.3	28.5

	323.4	755.8	575.9	726.8	533.5	143.3

Investments	14.5	33.9	47.0	30.8	32.3	31.8
Fixed and intangible assets, net	1,594.4	3,726.1	2,335.8	1,172.8	1,072.7	1,047.4
Deferred charges, net	6.7	15.6	570.1	112.3	98.3	99.8

	1,615.6	3,775.6	2,952.9	1,315.9	1,203.3	1,179.0

TOTAL ASSETS	4,136.6	9,667.2	9,309.3	3,902.1	3,673.1	2,667.2

Current liabilities
Loans, financing, debentures and finance leases	709.5	1,658.1	1,903.4	167.9	201.9	381.6
Trade accounts payable	262.8	614.2	582.7	112.5	90.9	102.0
Payroll and related charges	70.4	164.6	123.2	81.2	66.1	94.1
Post-retirement benefits	3.8	8.8	8.8	—	—	—
Dividends payable	54.3	127.0	285.1	101.4	103.9	74.7
Provision for contingencies	13.9	32.5	14.9	—	—	—
Other	61.0	142.5	175.7	20.8	25.5	33.0

	1,175.7	2,747.7	3,093.8	483.8	488.3	685.4

Non-current liabilities
Loans, financing, debentures and finance leases	861.7	2,013.8	1,359.2	1,381.8	1,278.6	258.1
Related companies	1.9	4.4	4.7	4.7	5.0	8.8
Provision for contingencies	44.3	103.5	112.0	36.5	54.7	52.1
Post-retirement benefits	33.2	77.7	85.1	—	—	—
Other	13.7	31.8	18.8	28.7	26.8	34.1

	954.8	2,231.2	1,579.8	1,451.7	1,365.1	353.1

TOTAL LIABILITIES	2,130.5	4,978.9	4,673.6	1,935.5	1,853.4	1,038.5
Minority Interest	16.3	38.2	34.8	33.1	29.6	28.2

Shareholders’ equity
Capital	1,581.9	3,696.8	3,696.8	946.0	946.0	664.0
Capital reserve	0.4	0.9	0.9	0.6	0.3	0.1
Revaluation reserve	4.4	10.3	11.6	13.0	15.0	16.4
Reserves and retained earnings	402.2	940.0	891.6	973.9	828.8	920.0
Valuation adjustment	(2.7)	(6.2)	—	—	—	—
Cumulative translation adjustments	3.6	8.3	—	—	—	—

TOTAL SHAREHOLDERS’ EQUITY	1,989.8	4,650.1	4,600.9	1,933.5	1,790.1	1,600.5

	As of December 31,
	2008(1)	2008	2007	2006	2005	2004
	(in millions of U.S. dollars or reais, where indicated)
Consolidated Balance Sheet Data	US$	R$	R$	R$	R$	R$
TOTAL LIABILITIES SHAREHOLDER’S EQUITY	4,136.6	9,667.2	9,309.3	3,902.1	3,673.1	2,667.2

U.S. GAAP
Total assets	4,162.0	9,726.5	9,354.9	3,843.5	3,610.0	2,595.9

Total shareholders’ equity (2)	2,009.8	4,696.8	4,642.4	1,872.9	1,730.2	1,555.3

(1)	The figures in reais for December 31, 2008 have been converted into dollars using the exchange rate of US$1.00 = R$2.337, which is the commercial rate reported by the Central Bank on this date. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this annual report as a statement that the amounts in reais currently represent such values in U.S. dollars. Additionally, you should not interpret such conversions as statements that the amounts in reais have been, could have been or could be converted into U.S. dollars at this or any other foreign exchange rates. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates.”
(2)	Shareholders’ equity as of December 31, 2005 and 2004 was retroactively adjusted to reflect changes in accounting policies as from January 2006.

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

On March 4, 2005, the National Monetary Council enacted Resolution No. 3265, pursuant to which the commercial rate exchange market and the floating rate exchange market were unified in a sole exchange market, effective as of March 14, 2005. The new resolution allows, subject to certain procedures and specific regulatory provisions, the purchase and sale of foreign currency and the international transfer of reais by a person or legal entity, without limitation of the amount involved; provided, however, the transaction is legal. Foreign currencies may only be purchased through financial institutions domiciled in Brazil authorized to operate in the exchange market.

From 2003 to 2007, the real appreciated 39% against the U.S. dollar. Since mid-September 2008, the worsening of the global financial crisis led to a sharp reduction in the flow of capital to Brazil that resulted in a 32% real devaluation, reversing the real appreciation trend in place since 2003. From January 1, 2009 to June 23, 2009 the real resumed its appreciation, accumulating 14% against the U.S. dollar in the period.

Accordingly, it is not possible to predict whether the real will remain at its present level and what impact the Brazilian government’s exchange rate policies may have on us.

On June 23, 2009, the exchange rate for reais into U.S. dollars was R$2.002 to US$1.00, based on the commercial selling rate as reported by the Central Bank. The following table sets forth information on prevailing commercial foreign exchange selling rates for the periods indicated, as published by the Central Bank on its electronic information system, SISBACEN, using PTAX 800, Option 5.

	Exchange rates of nominal reais per US$1.00
	High	Low	Average		Period-Ended
Year Ended
December 31, 2004	3.205	2.654	2.917	(1)	2.654
December 31, 2005	2.762	2.163	2.412	(1)	2.341
December 31, 2006	2.371	2.059	2.177	(1)	2.138
December 31, 2007	2.156	1.733	1.930	(1)	1.771
December 31, 2008	2.500	1.559	1.833	(1)	2.337

Month Ended
June 30, 2008	1.643	1.592	1.617	(2)	1.592
July 31, 2008	1.615	1.564	1.589	(2)	1.567
August31, 2008	1.639	1.559	1.599	(2)	1.634
September 30, 2008	1.956	1.645	1.800	(2)	1.914
October 31, 2008	2.392	1.921	2.157	(2)	2.115
November 30, 2008	2.428	2.121	2.274	(2)	2.333
December 31, 2008	2.500	2.337	2.419	(2)	2.337
January 31, 2009	2.380	2.189	2.285	(2)	2.316
February 28, 2009	2.392	2.245	2.319		2.378
March 31, 2009	2.422	2.238	2.330		2.315
April 30, 2009	2.290	2.170	2.230	(2)	2.178
May 31, 2009	2.148	1.973	2.060	(2)	1.973
June 30, 2009 (through June 23)	2.007	1.930	1.969		2.002

(1)	Average of the foreign exchange rates on the last day of each month in the period.
(2)	Average of the high and low foreign exchange rates for each month.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the risks described below, as well as other information contained in this annual report in evaluating an investment in our preferred shares or ADSs. Our business, results of operations or financial condition could be harmed if any of these risks materializes and, as a result, the trading price of the preferred shares or the ADSs could decline and you could lose a substantial part or even all of your investment.

We have included information in these risk factors concerning Brazil based on information that is publicly available.

Risks Relating to Ultrapar and Its Industries

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

Prior to 1995, Petrobras held a constitutional monopoly for the production and importation of petroleum products in Brazil. Although the Brazilian government terminated Petrobras’ monopoly in November 1995, Petrobras effectively remains the sole provider of LPG and oil-based fuels in Brazil. Currently, Ultragaz and all other LPG distributors in Brazil purchase all or nearly all LPG from Petrobras. Ultragaz’s net sales and services represented 12% of our consolidated net sales and services for the year ended December 31, 2008. The procedures for ordering and purchasing LPG from Petrobras are generally common to all LPG distributors — including Ultragaz. For more details, see “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Supply of LPG.”

With respect to fuel distribution, Petrobras also supplied nearly all of Ipiranga and other distributors’ oil-based fuel requirements in 2008. Petrobras’ supply to Ipiranga is governed by an annual contract, under which the supply volume is established based on the volume purchased in the previous year. Ipiranga’s net sales and services represented 80% of our consolidated net sales and services for the year ended December 31, 2008.

The last significant interruption in the supply of oil derivatives by Petrobras to LPG and fuel distributors occurred during the 1995 strike by Petrobras employees. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Industry and Regulatory Overview” and “Item 4.B. Information on the Company — Business Overview — Fuels Distribution — Industry and Regulatory Overview.”

Significant interruptions of LPG and oil-based fuel supply from Petrobras may occur in the future. Any interruption in the supply of LPG or oil-based fuels from Petrobras would immediately affect Ultragaz or Ipiranga’s respective ability to provide LPG or oil-based fuels to its customers. If we are not able to obtain an adequate supply of LPG or oil-based fuels from Petrobras under acceptable terms, we may seek to meet our demands through LPG or oil-based fuels purchased on the international market. The average cost of LPG and oil based fuels during 2008 in the international market was higher than the price we obtained through Petrobras.

Intense competition in the LPG and in the Brazilian fuel distribution market may affect our operating margins.

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

The Brazilian fuel distribution market is highly competitive in both the retail and wholesale segments. Petrobras, our supplier of oil-derivative products, and other major companies with greater resources than we possess participate in the Brazilian fuels distribution market. Intense competition in the fuels distribution market could lead to lower sales volumes and increased marketing expenses which may have a material adverse effect on our operating margins. See “Item 4.B. Information on the Company — Business Overview — Fuel Distribution — Industry and Regulatory Overview — The role of Petrobras” and Item 4.B. “Information on the Company — Business Overview — Fuel Distribution — Ipiranga — Competition.” In addition, a number of small local and regional distributors entered the Brazilian fuel distribution market in the late 90s, after the market was deregulated.

Anticompetitive practices by our competitors may distort market prices.

In the last few years, anticompetitive practices have been one of the main problems affecting fuels distributors in Brazil, including Ipiranga. Generally these practices have involved a combination of tax evasion and fuels adulteration, such as the dilution of gasoline by mixing solvents or adding anhydrous ethanol in an amount greater than the 25% permitted by applicable law.

Taxes constitute a significant portion of the cost of fuels sold in Brazil. For this reason, tax evasion on the part of some fuel distributors has been prevalent, allowing them to lower the prices they charge. As the final prices for the products sold by these distributors, including Ipiranga, are calculated based on, among other factors, the amount of taxes levied on the purchase and sale of these fuels, such anticompetitive practices as tax evasion may affect Ipiranga’s sales volume and increase marketing expenses, which could have a material adverse effect on our operating margins. Should there be any increase in the taxes levied on fuel, tax evasion may increase, resulting in a greater distortion of the prices of fuels sold.

These practices have enabled certain distributors to supply large quantities of fuel products at prices lower than those offered by the major distributors, including Ipiranga, resulting in a considerable increase in the sales volumes of the distributors who have adopted these practices.

Although the Brazilian government has taken measures to inhibit these practices, if such practices become more prevalent in this more challenging economic environment, Ipiranga could suffer from a reduction in sales volume and an increase in marketing expenses, which could have a material adverse effect on our operating margins.

LPG competes with alternative sources of energy. Competition with and the development of alternative sources of energy in the future may adversely affect the LPG market.

LPG competes with natural gas, wood, diesel, fuel oil and electricity. Natural gas is currently the principal source of energy against which we compete. Natural gas is currently less expensive than LPG for industrial consumers who purchase large volumes, but more expensive for residential consumers who use 13-kg LPG bottles. In addition, supply of natural gas requires significant investments in pipelines. Changes in relative prices or the development of alternative sources of energy in the future may adversely affect the LPG market and consequently our business, financial results and results of operations. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Competition.”

Ethylene, the principal raw material used in our petrochemical operations, comes from limited supply sources. Any reduction in the supply of ethylene would have an immediate impact on Oxiteno’s production and results of operations.

All second generation petrochemical producers in Brazil that use ethylene as their key raw material, including Oxiteno, our subsidiary involved in the production and sale of chemical and petrochemical products, purchase ethylene from Brazilian suppliers. Approximately 5% of our net sales are derived from the sale of chemical products that require ethylene. Oxiteno purchases ethylene from two of Brazil’s three naphtha crackers, which are the sole sources of ethylene in Brazil. Pursuant to long-term contracts, Braskem supplies all of our ethylene requirements at our plant located at Camaçari and PQU supplies all of our ethylene requirements at our plant located at Mauá. Given its characteristics, ethylene is difficult and expensive to store and transport, and cannot be easily imported to Brazil. Therefore, Oxiteno is almost totally dependent on ethylene produced at Braskem and PQU for its supply of ethylene. For the year ended December 31, 2008, Brazilian ethylene imports totaled approximately 4.6 tons, representing less than 0.01% of Brazil’s installed capacity.

Due to ethylene’s chemical characteristics, Oxiteno does not store significant quantities of ethylene, and reductions in supply from Braskem and PQU would have an immediate impact on our production and results of operations. We are currently investing in the ethylene oxide production capacity expansion in Camaçari and we have agreed with Braskem on an additional ethylene supply after this expansion is completed. See “Item 4.A. Information on the Company — History and Development of the Company — Investments.” If we further expand our production capacity, there is no assurance that we will be able to obtain additional ethylene from Braskem and PQU. In addition, Petrobras is the principal supplier of naphtha to crackers in Brazil, and any interruption in the supply of naphtha from Petrobras to the crackers could adversely impact their ability to supply ethylene to Oxiteno.

The Brazilian petrochemical industry is influenced by the performance of the international petrochemical industry and its cyclical behavior.

The international petrochemical market is cyclical in nature, with alternating periods typically characterized by tight supply, increased prices and high margins, or by overcapacity, declining prices and low margins. The decrease in Brazilian tariff rates on petrochemical products, the increase in demand for such products in Brazil, and the ongoing integration of regional and world markets for commodities, among other factors, have contributed to the increasing integration of the Brazilian petrochemical industry into the international petrochemical marketplace. As a consequence, events affecting the petrochemical industry worldwide could have a material adverse effect on our business, financial condition and results of operations.

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

We are subject to extensive federal and state legislation and regulation by government agencies responsible for the implementation of environmental and health laws and policies in Brazil, Mexico and Venezuela. Companies like ours are required to obtain licenses for their manufacturing facilities from environmental authorities which may also regulate their operations by prescribing specific environmental standards in their operating licenses. Environmental regulations apply particularly to the discharge, handling and disposal of gaseous, liquid and solid products and by-products from manufacturing activities.

In 2007, a new legislation entitled REACH (Registration Evaluation Authorization of Chemicals) was established by the European Union, focusing on controlling the production, imports and utilization of chemical products in the region. According to REACH, all the chemical products exported to the European Union must be registered by the exporting company through the submission of information regarding properties, uses and safety of each product that will be analyzed by the European Regulatory Agency for authorization. In 2008, 5% of the volume sold by Oxiteno was exported to this region. Oxiteno is in compliance with the current requirements of this legislation. We cannot guarantee the effect that amendments to this new legislation could have on any product we export to the European Union, or whether similar legislation may come into force in other regions.

Changes in these laws and regulations, or changes in their enforcement, could adversely affect us by increasing our cost of compliance or operations. In addition, new laws or additional regulations, or more stringent interpretations of existing laws and regulations, could require us to spend additional funds on related matters in order to stay in compliance, thus increasing our costs and having an adverse effect on our results. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Industry and Regulatory Overview — Environmental, health and safety standards,” “Item 4.B. Information on the Company — Business Overview — Fuel Distribution — Industry and Regulatory Overview — Environmental, health and safety standards, “Item 4.B. Information on the Company — Business Overview — Petrochemicals and Chemicals — Industry and Regulatory Overview — Environmental, health and safety standards” and “Item 4.B. Information on the Company — Business Overview — Logistics — Ultracargo —Transportation Regulation.”

The production, storage and transportation of LPG, fuels and petrochemicals are inherently hazardous.

The complex operations we perform at our plants involve a variety of safety and other operating risks, including the handling, production, storage and transportation of highly inflammable, explosive and toxic materials. These risks could result in personal injury and death, severe damage to or destruction of property and equipment and environmental damage. A sufficiently large accident at one of our plants, service stations or storage facilities could force us to suspend our operations temporarily and result in significant remediation costs and lost revenue. In addition, insurance proceeds may not be available on a timely basis and may be insufficient to cover all losses. Equipment breakdowns, natural disasters and delays in obtaining imports or required replacement parts or equipment can also affect our manufacturing operations and consequently our results from operations.

Our insurance coverage may be insufficient to cover losses that we might incur.

The operation of any chemical manufacturing plant and the distribution of petrochemicals, as well as the operations of logistics of oil, chemical products, LPG and fuel distribution involve substantial risks of property contamination and personal injury and may result in material costs and liabilities. Although we believe that current insurance levels are adequate, the occurrence of losses or other liabilities that are not covered by insurance or that exceed the limits of our insurance coverage could result in significant unexpected additional costs.

The suspension, cancellation or non-renewal of certain federal tax benefits may adversely affect our results of operations.

We are entitled to federal tax benefits providing for income tax exemption or reduction for our activities in the northeast region of Brazil. These benefits may be cancelled or suspended if we do not comply with our commitment, to distribute to our shareholders the amounts under the benefits or if the relevant tax authorities decide to suspend or cancel our benefits. As a result, we may become liable for the payment of related taxes at the full tax rates. If we are not able to renew the tax benefits, or if we are only able to renew them under terms that are substantially less favorable than expected, our results of operations may be adversely affected. Income tax exemptions amounted to R$40.3 million, R$35.2 million and R$50.3 million, respectively, for the years ended December 31, 2008, 2007 and 2006. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Income tax exemption status,” “Item 4.B. Information on the Company — Business Overview — Petrochemicals and Chemicals — Oxiteno — Income tax exemption status” and “Item 4.B. Information on the Company — Business Overview — Logistics — Ultracargo — Income tax exemption status.”

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

Our senior management and the members of our founding family indirectly control approximately 66% of our voting shares through their control of Ultra S.A.. This level of control enables Ultra S.A. to elect the majority of our directors and to determine the outcome of substantially all actions requiring shareholder approval. See “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders — Shareholders’ Agreements.”

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

As a result of the acquisitions of Ipiranga, União Terminais and Texaco , Ultrapar has assumed certain liabilities of the businesses acquired and all the risks related to those liabilities.

Ultrapar has assumed certain liabilities of the business acquired in the acquisitions of Ipiranga, União Terminais and Texaco ; therefore certain existing financial obligations, legal liabilities or other contingent liabilities or risks of the businesses acquired have become the responsibility of Ultrapar. See “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness” for more information regarding the financial obligations assumed by Ultrapar in connection with the acquisitions of Ipiranga and União Terminais. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments” for more information in connection with the acquisition of Texaco.

These liabilities could cause Ultrapar to be required to make payments, incur charges or take other actions that could adversely affect Ultrapar’s financial position and results of operations and the price of Ultrapar’s preferred shares.

We may fail to realize all of the anticipated benefits of the acquisitions of União Terminais and Texaco.

Although we have integrated União Terminais with our operations, it may not be possible to realize the full extent of benefits we anticipated. Nor it is guaranteed that we will realize these benefits within the time frame that is currently expected. In addition, the benefits of the acquisition of União Terminais may be offset by operating losses due to various factors such as the effects of the global financial crisis, unanticipated variations in industry conditions, increase in operating or other costs, competitive shortcomings and other risk factors relating to the industry at large.

We started Texaco integration process on April 1, 2009. It may not be possible to realize the full extent of benefits we anticipated. Nor it is guaranteed that we will realize these benefits within the time frame that is currently expected. In addition, the benefits of the acquisition of Texaco may be offset by operating losses due to various factors such as strong effects of the worsening of the global financial crisis, unanticipated variations in industry conditions, increase in operating or other costs, competitive shortcomings and other risk factors relating to the industry at large.

The integration of Texaco may present significant challenges.

There are some inherent challenges involved in the integration process of an acquisition, such as the acquisition of Texaco by Ipiranga. These challenges include integrating operating systems, implementing Ipiranga’s business model into Texaco’s network and the amount of time that senior management of Ipiranga would dedicate to this integration process. We cannot assure that we will successfully, cost-effectively or timely integrate Texaco. The failure to do so could have an adverse effect on Ipiranga’s results of operations and synergies expected from the acquisition of Texaco.

Our business may be vulnerable to the current disruptions and volatility in the global financial markets

Since August 2007, the global financial system has experienced difficult credit and liquidity conditions and disruptions leading to greater volatility. Since September 2008, global financial markets have deteriorated and a number of major foreign financial institutions have experienced significant difficulties, including inadequate liquidity.

Despite the intervention of various governments in an attempt to increase liquidity in the financial markets and prevent the failure of the financial system, global investor confidence remains low and credit remains tight. Continued disruption in the global financial markets could have a material adverse effect on our ability to access capital and liquidity on acceptable financial terms. If financial market volatility causes capital outflow and/or significant exchange rate fluctuations, it may pressure inflations indexes and thereby adversely affect our cash operating expenses that are substantially in reais. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Brazil”. Furthermore, an economic downturn could negatively affect the financial stability of our customers, which could result in a general reduction in business activity and a consequent loss of income for us.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions could adversely affect our businesses and the market price of our preferred shares and ADSs.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes substantial changes in policy and regulations. The Brazilian government’s actions to control inflation and effect other policies and regulations have involved wage and price controls, currency devaluations, capital controls, and limits on imports, among other measures. Our business, financial condition and results of operations may be adversely affected by changes in policy or regulations involving or affecting tariffs, exchange controls and other matters, as well as factors such as:

•	currency fluctuations;

•	inflation;

•	interest rates;

•	price instability;

•	energy shortages;

•	liquidity of domestic capital and lending markets;

•	fiscal policy; and

•	other trade, political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government may implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers. These and other future developments in the Brazilian economy and government policies may adversely affect us and our businesses and results of operations and may adversely affect the trading price of our ADSs and preferred shares.

Inflation and certain governmental measures to curb inflation may contribute significantly to economic uncertainty in Brazil and could harm our business and the market value of the ADSs and our preferred shares.

Brazil has in the past experienced extremely high rates of inflation. Inflation and some of the Brazilian government’s measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy. Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than that in previous periods. However, during the last several years, the economy has experienced increasing inflation rates and actions taken in an effort to curb inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. According to the Índice Geral de Preços-Mercado, or IGP-M, an inflation index, the Brazilian general price inflation rates were 9.8% in 2008, 7.8% in 2007, 3.9% in 2006 and 1.2% in 2005.

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

In 2002, the real depreciated 52% against the U.S. dollar, due in part to political uncertainty surrounding the Brazilian presidential elections and the global economic slowdown. From 2003 to 2007, the real appreciated 39% against the U.S. dollar. Since mid-September 2008, the worsening of the global financial crisis led to a sharp reduction in the flow of capital to Brazil that resulted in a 32% real devaluation, reversing the real appreciation trend in place since 2003. From January 1, 2009 to June 23, 2009 the real resumed its appreciation, accumulating 14% against the U.S. dollar in the period. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates.”

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

Although a large part of our sales is denominated in reais, prices and certain costs (particularly ethylene and palm kernel oil, purchased by our subsidiary Oxiteno) in the chemical business are benchmarked to prices prevailing in the international markets. Hence, we are exposed to foreign exchange rate risks that could materially adversely affect our business, financial condition and results of operations as well as our capacity to service our debt.

Developments and the perception of risk in other countries, especially emerging market countries, may adversely affect the results of our operations and the market price of the preferred shares and ADSs.

The market value of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises such as the global financial crisis that intensified in other countries from September 2008 onwards may diminish investor interest in securities of Brazilian issuers, including ours. This could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

Our businesses, financial condition and results of operations may be materially adversely affected by a general economic downturn and by instability and volatility in the financial markets.

The recent turmoil of the global financial markets and the scarcity of credit have led to lack of consumer confidence, increased market volatility and widespread reduction of business activity. An economic downturn could materially adversely affect the liquidity, businesses and/or financial conditions of our customers, which could in turn result not only in decreased demand for our products, but also increased delinquencies in our accounts receivable. Furthermore, the global financial crisis could have a negative impact on our cost of borrowing and on our ability to obtain future borrowings. The disruptions in the financial markets could also lead to a reduction in available trade credit due to counterparties’ liquidity concerns. If we experience a decrease in demand for our products or an increase in delinquencies in our accounts receivable, or if we are unable to obtain borrowings our business, financial condition and results of operations could be materially adversely affected.

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

In the event of a rights offering or a capital increase that would maintain or increase the proportion of capital represented by preferred shares, preferred shareholders would have preemptive rights to subscribe to newly issued preferred shares. In the event of a capital increase that would reduce the proportion of capital represented by preferred shares, preferred shareholders would have preemptive rights to subscribe for preferred shares in proportion to their shareholdings and for common shares only to the extent necessary to prevent dilution of their interest in the company.

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

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may limit your ability to sell the preferred shares underlying your ADSs at the price and time at which you wish to do so. The São Paulo Stock Exchange, known as BM&FBovespa, the only Brazilian stock exchange, had a market capitalization of approximately US$588 billion as of December 31, 2008 and an average monthly trading volume of approximately US$65 billion for 2008. In comparison, the New York Stock Exchange had a market capitalization of US$16.7 trillion as of December 31, 2008 and an average monthly trading volume of approximately US$1.7 trillion for 2008.

There is also a large concentration in the Brazilian securities market. The ten largest companies in terms of market capitalization represented approximately 52% of the aggregate market capitalization of BM&FBovespa as of December 31, 2008. The top ten stocks in terms of trading volume accounted for approximately 53% of all shares traded on BM&FBovespa in 2008. Ultrapar’s average daily trading volume on both stock exchanges in 2008, 2007 and 2006 was R$26.5 million, R$11.8 million and R$4.6 million, respectively.

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

If we were characterized as a passive foreign investment company, or PFIC, in any year, U.S. holders of our preferred shares or our ADSs could be subject to unfavorable U.S. federal income tax treatment. Although we do not believe that we were a PFIC in 2008 and we do not expect to be a PFIC in the foreseeable future, there can be no assurance that our business and activities will not lead to PFIC status for us in the future. PFIC classification is a factual determination made annually and thus is subject to change. See “Item 10.E. Additional Information — Taxation — U.S. Federal Income Tax Consequences” for a description of the PFIC rules.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

With a track record of over 70 years, Ultrapar has operations in three sectors: fuel distribution through Ultragaz and Ipiranga, chemicals through Oxiteno, and logistics through Ultracargo. Ultragaz is the leader in LPG distribution in Brazil with 24% market share and one of the largest independent LPG distributors in the world in terms of volume sold. We deliver LPG to an estimated 10 million households using our own vehicle fleet and our network of more than 4,000 independent retailers. Ipiranga is the second largest fuel distributor in Brazil, with 14% market share in 2008, delivering products through a network of 3,469 service stations. With the acquisition of Texaco, closed in March 2009, Ipiranga reached nationwide coverage, with a network of more than five thousand service stations and 22% market share in Brazil. Oxiteno is the largest producer of ethylene oxide and its main derivatives in Latin America, a major producer of specialty chemicals and the sole producer of fatty-alcohols and related by-products in Latin America. Oxiteno has nine industrial units in Brazil, Mexico and Venezuela and commercial offices in the United States, Argentina, and Belgium. Ultracargo is the largest provider of storage for liquid bulk in South America, with approximately 28% market share in Brazil after the acquisition of União Terminais, closed in November 2008.

We were incorporated on December 20, 1953, with our origins going back to 1937, when Ernesto Igel founded Companhia Ultragaz S.A. and brought LPG to be used as cooking gas in Brazil using bottles acquired from Companhia Zeppelin. The gas stove began to replace the traditional wood stove and, to a lesser degree, kerosene and coal, which dominated Brazilian kitchens at the time.

In 1966, Transultra Armazenamento e Transporte Especializado Ltda, or Transultra, was formed to satisfy the demand for high-quality transportation services and focused on the transportation of chemicals, petrochemicals and LPG. In 1978, Terminal Químico de Aratu S.A. — Tequimar, or Tequimar, was founded for the specific purpose of operating the storage business. Transultra and Tequimar are operating subsidiaries of Ultracargo.

We were also one of the pioneers in developing the Brazilian petrochemicals industry with the creation of Oxiteno in 1970, whose first plant was located in the Mauá petrochemical complex in São Paulo. In 1974, Oxiteno inaugurated its second industrial unit, in the Camaçari petrochemical complex in Bahia. In 1986, Oxiteno established its own research and development center in order to respond to specific customer needs.

In 1997, through Ultragaz, we introduced UltraSystem — a small bulk distribution system — to residential, commercial and industrial segments, and we started the process of geographical expansion through the construction of new LPG filling plants. We also concluded the expansion of capacity of Oxiteno’s industrial unit in Camaçari Petrochemical Complex, in the state of Bahia.

On October 6, 1999, we concluded our Initial Public Offering of preferred shares, listing our shares on the São Paulo Stock Exchange (BM&FBovespa) and on the New York Stock Exchange (NYSE).

In 2000, Ultragaz started the construction of four new filling plants, therefore practically covering the entire Brazilian territory. In August 2000, the first of the four new plants, located in Goiânia, in the state of Goiás, started operations. In 2001, Ultragaz started two new plants: in Fortaleza, in the state of Ceará, and in Duque de Caxias, in the state of Rio de Janeiro. In 2002, the company started operations at the new plant in Betim, Minas Gerais.

On March 22, 2000, the controlling shareholders of Ultrapar signed an agreement, assuring equal treatment of all shareholders (holders of both common and/or preferred shares) in the event of any change in control – tag-along rights. The agreement stipulated that any transfer of control of Ultrapar, either direct or indirect, would only be executed in conjunction with a public offer by the acquiring entity to purchase the shares of all shareholders in the same proportion and under the same price and payment terms as those offered to the controlling shareholders.

On May 23, 2001, we acquired the 35% voting interest of Transultra that we did not yet own from Petrobras Distribuidora S.A. We made this acquisition through our wholly owned subsidiary, Ultracargo, in an auction held at BM&FBovespa.

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

On December 20, 2002, we completed a corporate restructuring process that we began on October 15, 2002. The effects of the corporate restructuring were:

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

In August 2003, Ultragaz acquired Shell Gás, Royal Dutch/Shell N.V.’s LPG operations in Brazil, for a total amount of R$170.6 million. With the acquisition, Ultragaz became the Brazilian market leader in LPG, with a 24% share of the Brazilian market.

On December 4, 2003, we concluded the acquisition of the chemical business of the Berci Group, or CANAMEX, a Mexican specialty chemicals company. CANAMEX had two plants in Mexico (Guadalajara and Coatzacoalcos). The acquisition amount was US$10.25 million, without assuming any residual debt. In June 30, 2004, we acquired the operational assets of Rhodia Especialidades S.A. de C.V. in Mexico for US$2.7 million. Both acquisitions had the target of establishing a stronger presence in the Mexican petrochemical market and to create a production and distribution platform to the United States. Since July 2, 2007, CANAMEX has operated under a new name, Oxiteno Mexico, S.A. de C.V., or Oxiteno Mexico.

On May 18, 2004, at an Extraordinary General Shareholders’ Meeting, the shareholders of Ultrapar approved the addition of tag-along rights to the company’s bylaws, for all shareholders, at 100% of the offer price, improving a right that was already conceived through a shareholders’ agreement dated March 22, 2000.

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

At our Board of Directors’ meeting held on February 2, 2005, our directors approved a stock dividend of 10,453,690,324 preferred shares of Ultrapar, or 15 shares for each 100 outstanding common or preferred shares as of February 16, 2005. As a result of the stock dividend, we issued 10,453,690,324 new preferred shares to our shareholders through a capitalization of reserves. At an extraordinary shareholders’ meeting held on February 22, 2005, our shareholders approved the issuance of additional preferred shares of Ultrapar to permit certain shareholders, including Ultra S.A., to exchange common shares of Ultrapar held by them into preferred shares at a ratio of one common share for one preferred share. Common shares tendered for exchange into preferred shares were cancelled.

On April 8, 2005, we completed our first offering of unsecured debentures in the aggregate principal amount of R$300 million with a term of three years, at a rate of 102.5% of CDI. Standard & Poor’s assigned the company and its debentures its br AA+ corporate credit rating.

On April 28, 2005, we concluded a primary and secondary offering of our preferred shares. The offering consisted of 7,869,671,318 preferred shares owned by Monteiro Aranha S.A. and certain shareholders of Ultra S.A., and 1,180,450,697 newly issued preferred shares pursuant to an overallotment option. Shares were distributed at a price of R$40.00 per thousand preferred shares, totaling approximately R$362 million. At the end of the distribution, Ultrapar’s total capital increased by R$47 million, to a total of approximately R$946 million, and there were 81,325,409,849 total shares outstanding, with 49,429,897,261 common shares and 31,895,512,588 preferred shares.

At an Extraordinary General Shareholders’ Meeting held on July 20, 2005, our shareholders approved a reverse stock split of all our issued common and preferred shares. As a result, each 1,000 shares of any class would be converted into one share of each such class. In connection with this reverse stock split, we authorized a change to the ADS ratio of our ADR program from one ADS representing 1,000 preferred shares to one ADS representing one preferred share. This reverse stock split and ratio change became effective on August 23, 2005. As a result of the reverse stock split, we have amended our bylaws. As of April 30, 2006, we had 81,325,409 shares outstanding, with 49,429,897 common shares and 31,895,512 preferred shares.

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

In August 2006, Ultrapar announced the signing of an agreement between its subsidiary Oxiteno Nordeste and Braskem, for the supply of ethylene, with a 15-year term. The 265 thousand tons/year volume of ethylene represents an addition of 68 thousand tons/year to the previous contractual amount and will be fully available after the conclusion of the expansion of ethylene oxide production capacity at the Camaçari plant. See “Item 4.A. Information on the Company — History and Development of the Company — Investments”. The agreed upon supply price is indexed to ethylene prices in the international market and to the volume effectively purchased by Oxiteno. In 2006, Ultrapar also announced its plans to expand its ethylene oxide and specialty chemicals production capacity at Oxiteno’s plants located in Mauá, São Paulo and in Camaçari, Bahia.

In August 2006, Oxiteno’s first commercial office in Buenos Aires, Argentina — Oxiteno Argentina S.R.L. — was opened.

In April 2007, Ultrapar acquired a controlling stake in certain subsidiaries of the Ipiranga Group and thereby acquired the Southern Distribution Business, EMCA and a one-third stake in the Oil Refining Operations. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Ipiranga Group”.

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

In September 2007, Oxiteno acquired Arch Química Andina, C.A., or Arch, a Venezuelan subsidiary of the U.S. company Arch Chemicals, Inc. Arch is the sole producer of ethoxylates in Venezuela, which had been the only ethylene oxide producing country in Latin America where Oxiteno did not have operations. This acquisition is consistent with the company’s growth and global expansion strategy and was intended to help Oxiteno (i) to strengthen its presence in Latin America, (ii) to have access to sources of raw materials at competitive prices given Venezuela’s position as one of the main oil and natural gas producers in the world and (iii) to expand ethoxylate production capacity by an additional 70,000 tons/year. The amount of the acquisition was US$7.6 million. The company was renamed Oxiteno Andina. Also in September 2007, Oxiteno announced the opening of its first sales office in the United States. The Company intends to leverage a local U.S. presence to grow in that market, particularly with respect to specialty chemicals.

In January 2008, Ultrapar significantly increased the liquidity of its shares through the issuance of 55 million preferred shares, as a consequence of the Share Exchange. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Ipiranga Group”. The Share Exchange increased Ultrapar’s free-float from 32 million shares to 87 million shares, with the free float reaching 64% of the company’s total capital. Ultrapar’s shares achieved a new level of trading liquidity in equity markets, with average trading volume higher than the historic average of Ultrapar, RPR, CBPI and DPPI combined. This significant increase in the size of the free float helped Ultrapar to become part of Ibovespa, the BM&FBovespa index, as well as the MSCI index, which is widely recognized in international financial markets. In addition, the Share Exchange resulted in greater alignment of interests of all the company’s shareholders and the extension of Ultrapar’s recognized corporate governance standards to all the former shareholders of RPR, DPPI and CBPI.

In February 2008, Ultrapar’s Board of Directors decided to join Level 2 of BM&FBovespa’s Special Corporate Governance Levels as another step in our continuing efforts to improve our corporate governance practices. Joining Level 2 on BM&FBovespa reinforces our commitment to the capital markets, recognizing the material increase in our shareholder basis after receiving the new shareholders from Ipiranga. As was already the case for Level 1, Ultrapar’s corporate governance standards will continue to exceed certain requirements of Level 2, the most prominent of which is the 100% tag along rights for all shareholder classes, while the requirement of Level 2 is 80% for all shareholder classses.

In March 2008, Ultrapar issued a R$1.2 billion Promissory Note maturing on February 28, 2009 at a rate of 103.15% of CDI.

In May 2008, the credit rating agency Moody’s Investors Service (“Moody’s”) assigned its Baa3 rating on a global scale to Ultrapar, a rating equivalent to investment grade level. According to Moody’s, the Baa3 rating reflects Ultrapar’s track record of cost-focused management and the company’s leading market position in all three of its business sectors, which are supported by continuous investments in its strong brands in the fuel distribution business and in research and development for specialty chemicals. Additionally, the credit rating agency Standard and Poor’s (S&P) changed its outlook for Ultrapar’s rating from stable to positive. The ratings highlight Ultrapar’s cash generation capacity and sound financial management and corporate governance, reinforcing its strategy focused on value creation.

In June 2008, Ultrapar announced that its subsidiary Ultracargo signed the sale and purchase agreement for the acquisition of 100% of the shares of União Terminais held by Unipar. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of União Terminais”.

In July 2008 Oxiteno inaugurated its first sales office in Europe and the third outside Brazil. Oxiteno Europe SPRL is located in Brussels, Belgium, as part of Oxiteno’s internationalization strategy.

In August 2008, Ultrapar announced that its subsidiary Sociedade Brasileira de Participações Ltda. (“SBP”) signed a sale and purchase agreement with Chevron for the acquisition of 100% of the shares of CBL and Galena, subsidiaries of Chevron that held Texaco. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments — Description of the Acquisition of Texaco.”

In August 2008, Ultrapar announced the signing of a supply contract between Oxiteno and PQU for the supply of ethylene to the Mauá unit, in the state of São Paulo, effective through 2023. The long-term contract establishes the ethylene supply conditions, referenced on the international market. The volume contracted will allow the increase of at least 30% in the ethylene oxide production compared to 2007. At the same time Oxiteno sold the equity interest it owned in PQU, equivalent to 2,803,365 shares, for approximately R$46 million.

In October 2008, certain production capacity expansions at Oxiteno were completed, including (i) the operational start-up of the fatty alcohols plant unit with a production capacity of approximately 100,000 tons of fatty alcohols and by-products; (ii) the expansion of the ethylene oxide unit at Mauá, adding 38,000 tons to the production capacity of this product; and (iii) the expansion of the ethoxylate and ethanolamine production at Camaçari, adding 120,000 tons to the capacity of these products. These expansions aim at replacing imports, mainly in the agrochemical, cosmetics & detergents and paint & varnishes segments. See “Item 4.A. Information on the Company — History and Development of the Company — Investments.”

In November 2008, in order to simplify the corporate structure, CBPI merged with Ultragaz Participações S.A. (formerly known as Ultragaz Participações Ltda.) and with DPPI, thus consolidating all companies that operate in the distribution business under one single company. For further information see Note 4(a) to our consolidated financial statements.

In December 2008, Ultrapar prepaid the first issuance of R$1.2 billion Promissory Notes and issued a new Promissory Note of R$1.2 billion at a rate of 100% of CDI + 3.6% maturing on December 2009. The increase in the cost of this issuance reflects the sharp tightening in credit markets in September 2008, as result of the worsening of the global financial crisis. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments.”

Description of the Acquisition of Ipiranga Group

On March 19, 2007, Ultrapar, Petrobras and Braskem announced their intent to acquire the Ipiranga Group and that on March 18, 2007, Ultrapar had entered into, and Petrobras and Braskem had acknowledged, Ipiranga Group SPA with the Key Shareholders of the principal companies constituting of the Ipiranga Group. In connection with the acquisition of Ipiranga Group, Ultrapar acted on its own behalf and on behalf of Petrobras and Braskem pursuant to the Ipiranga Group Transaction Agreements. Ultrapar acted as a commission agent, under Articles 693 through 709 of the Brazilian Civil Code, for Petrobras and Braskem in the acquisition of the Petrochemical Business, and for Petrobras for the acquisition of Northern Distribution Business.

Following the acquisition of Ipiranga Group, Ultrapar, already the largest LPG distributor in Brazil, became the second largest fuel distributor in Brazil, with approximately 14% market share. Ultrapar believes that fuel distribution is a natural extension of LPG distribution because it has similar profitability drivers: logistics efficiency, management of a dealer network and leveraging a renowned brand. In addition, Ultrapar believes that the fuel distribution business presents attractive growth prospects in light of increased fuel consumption in Brazil in the recent past, principally due to increased national income, greater availability of credit and curbing unfair competitive practices, which cause the grey market to decline in relation to the formal market.

After the completion of the acquisition of Ipiranga Group, its businesses were divided among Petrobras, Ultrapar and Braskem. Ultrapar retained the fuel and lubricant distribution businesses located in the South and Southeast regions of Brazil; Petrobras received the fuel and lubricant distribution businesses located in the North, Northeast and Mid-West regions of Brazil; Petrobras and Braskem received the Petrochemical Business, in the proportion of 60% for Braskem and 40% for Petrobras. (See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments”).

Phases of the Acquisition of Ipiranga Group. The acquisition of Ipiranga Group was divided into five phases: (1) acquisition of the shares held by the Key Shareholders by Ultrapar; (2) mandatory tender offers (pursuant to tag along rights held by minority shareholders under Brazilian Corporate Law and CVM rules) for the acquisition of the remaining common shares of RPR, DPPI and CBPI; (3) public tender offer by Braskem for the delisting of Copesul’s common shares from the BM&FBovespa; (4) exchange of the remaining common and preferred shares of RPR, DPPI and CBPI for preferred shares of Ultrapar; and (5) Separation of Assets.

•

Phase 1 – Acquisition of the shares of the Key Shareholders. On April 18, 2007, pursuant to Ipiranga Group SPA, Ultrapar acquired, from the Key Shareholders, shares issued by RPR, DPPI and CBPI. The total cost of this acquisition was R$2.1 billion, of which R$0.7 billion was paid by Ultrapar.

•

Phase 2 – Mandatory Tender Offers for the common shares of RPR, DPPI and CBPI. The Mandatory Tender Offers’ auctions for RPR and DPPI were held on October 22, 2007. The Mandatory Tender Offer’s auction for CBPI was held on November 8, 2007. The total shares Ultrapar held from RPR, DPPI and CBPI after November 8, 2007 were 2,979,295, 1,365,192 and 1,574,486, respectively, which corresponds to 88%, 82% and 52% of the shares under offer.

•	Phase 3 – Public Tender Offer for the delisting of Copesul’s common shares from the BOVESPA. The delisting of Copesul’s common shares occurred on October 17, 2007.

•

Phase 4 – Share Exchange. After the conclusion of the Mandatory Tender Offers, Ultrapar carried out share exchange transactions, under Art. 252 of Law 6,404/76, in which it exchanged preferred shares for the remaining outstanding common and preferred shares of RPR, DPPI and CBPI. The table below presents the exchange ratios applicable to the Share Exchange, expressed in terms of Ultrapar preferred shares per one RPR, DPPI and CBPI share.

Companies’s Exchange Ratio
RPR	0.79850
DPPI	0.64048
CBPI	0.41846

On December 18, 2007 the Share Exchange was approved at extraordinary general meetings of the respective companies, which resulted in the issuance of 55 million preferred shares of Ultrapar to the former shareholders of RPR, DPPI and CBPI.

•

Phase 5 – Separation of Assets. After the completion of the Share Exchange, Ultrapar carried out the Separation of Assets, a series of corporate restructurings in order to divide the Ipiranga Group assets among itself, Petrobras and Braskem. The Petrochemical Business was transferred to Petrobras and Braskem on February 27, 2008 and the Northern Distribution Business was transferred to Petrobras on May 14, 2008 and the total amount received due to the transfer of the assets was R$1.7 billion.

For a more detailed discussion of the acquisition of Ipiranga Group, see our Form F-4 filed with the Commission on December 17, 2007.

Description of the Acquisition of União Terminais

In June 2008, Ultrapar announced that its subsidiary Ultracargo signed the sale and purchase agreement for the acquisition of 100% of the shares of União Terminais held by Unipar. União Terminais has two port terminals for storage and handling of liquid bulk, with total capacity of 119 thousand cubic meters. The main facility, located in Santos (in the state of São Paulo), has storage capacity of 102 thousand cubic meters and has recently concluded an expansion that added 20% (21 thousand cubic meters) to its capacity. The main products handled in this terminal are fuels, ethanol and chemicals. The terminal located in Rio de Janeiro has a storage capacity of 17 thousand cubic meters and the main products handled in this terminal are chemicals and lubricants. União Terminais also held 50% of the total capital of União/Vopak, which owns a port terminal in Paranaguá (in the state of Paraná) with storage capacity of 60 thousand cubic meters for the handling of vegetable oil and chemical products.

In October 2008, Ultrapar closed the acquisition in relation to the port terminals in Santos and Rio de Janeiro. In November 2008 it closed the acquisition of the 50% stake that Unipar held in União/Vopak, which owns a port terminal in Paranaguá. The results of the businesses acquired were consolidated into Ultrapar’s financial statements after their respective closing dates. Ultrapar’s financial statements in periods prior to fourth quarter 2008 do not include the results of the businesses acquired.

The total amount paid for União Terminais was R$519 million, including assumption of net debt of R$32 million as of September 30, 2008. The combination of its operations with those of União Terminais doubled the size of Ultracargo in terms of EBITDA, and made it the largest liquid bulk storage company in South America, strengthening its operating scale. With this acquisition, Ultracargo has increased its presence at the port of Santos, the largest Brazilian port, and is now strategically positioned in the ports of Rio de Janeiro and Paranaguá, where the company did not have operations.

Recent Developments

In February 2009, an Extraordinary Shareholders’ Meeting of RPR was held to approve a capital increase of R$15 million through the issuance of 15 million new common and preferred shares. The admission of new shareholders in its capital stock changed RPR’s condition from being a wholly-owned subsidiary of Ultrapar to being a multiple shareholder company.

In March 2009, CBPI contracted a bank credit note with Caixa Econômica Federal - CEF, in the total amount of R$500 million, with a 24-month grace period and 36-month term, with interest rate equivalent to 120% of the CDI, focusing on extending the company’s debt profile and maintaining strong cash position.

In April 2009, at an Extraordinary Shareholders’ Meeting, the acquisitions of Ipiranga and União Terminais were ratified in accordance with the terms of Article 256, first paragraph of the Brazilian Corporate Law.

In June 2009, Ultrapar completed its third issuance of unsecured debentures in Brazil, for a total amount of R$1.2 billion for a three-year term at a cost of 100% of the CDI +3.0% per annum. The proceeds from this issuance were used to redeem the promissory notes issued by Ultrapar in December 2008. This issuance allowed Ultrapar to extend its debt profile, reducing its debt financing cost and providing higher financial flexibility, and to increase its soundness and liquidity. See “Item 4.A. Information on the Company — History and Development of the Company.”

Description of the Acquisition of Texaco

In August 2008, Ultrapar announced that its subsidiary Sociedade Brasileira de Participações Ltda. signed a sale and purchase agreement with Chevron for the acquisition of 100% of the shares of CBL and Galena, subsidiaries of Chevron that held Texaco. On March 31, 2009 Ultrapar closed the acquisition through SBP. Prior to the closing, Chevron’s lubricant and oil exploration activities in Brazil were spun-off from CBL and Galena to other Chevron’s legal entities.

On March 31, 2009, SBP disbursed R$ 1,106 million, in addition to the US$ 38 million deposit made to Chevron in August 2008. The terms of the acquisition did not include the assumption of Texaco’s net debt. Working capital adjustments or any existing net debt on the closing date will be verified and settled with Chevron thereafter.

Texaco markets fuel in the entire Brazilian territory, except for the state of Roraima, through a network of more than two thousand service stations and directly to large clients, supported by a logistics infrastructure with 48 distribution terminals.

Texaco’s acquisition is part of Ultrapar’s strategy to increase its operational scale in the fuel marketing business and expand its operations to the Mid-West, Northeast and North regions of Brazil. In 2008, Texaco sold seven million cubic meters of diesel, gasoline, ethanol and natural gas for vehicles, which represented approximately 8% of the market share in Brazil. The combination with Texaco will create a nationwide fuel marketing business, with a network of more than five thousand service stations and approximately 22% market share, enhancing its position to grow and strengthening its competitiveness through a larger operational scale. The addition of Texaco should allow, for example, improved efficiency and competitiveness in the distribution and sales processes, dilution of advertising, marketing and product development expenses and gains of scale in administrative functions. Additionally, Texaco’s acquisition leads to Ultrapar geographical expansion in the sector, allowing the company to reach regions with consumption growth above the national average, and brings new commercial opportunities arising from the national coverage. Through these elements, Ultrapar aims to generate profitability per cubic meter in the combined business at least at the current levels of Ipiranga.

Investments

We have made substantial investments in our operations over the last five years. At Ultragaz, we have invested in small bulk LPG distribution (UltraSystem), in the purchase and renewal of LPG bottles and tanks, and in the restructuring of our distribution logistics. We have also invested in the consolidation of our national coverage over the past years. Since March 2007, investments at Ipiranga included the expansion of the service station network, renewal of contracts and improvement in fuel service stations and distribution facilities, as well as investments related to information technology. Oxiteno has invested in increasing installed production capacity, mainly for specialty chemicals production, in the modernization of its industrial plants and in the development of new products. Ultracargo has invested in the expansion and maintenance of storage facilities in response to strong demand for a better logistics infrastructure in Brazil and the strong growth in the international trade of vegetable oils and ethanol. We have invested in information technology at all our businesses for integrating processes, improving the quality of information, increasing the response time in decision-making and improving our services.

We have also made several acquisitions to maintain and create new opportunities for growth and to consolidate our position in the markets where we operate or in complementary markets. In 2003, we acquired the Brazilian LPG distribution operations of Royal Dutch/Shell N.V. The operations of Shell Gás have been fully integrated into our LPG distribution business. In addition, we entered the petrochemical production market in Mexico through the acquisition of CANAMEX, a specialty chemicals company, in December 2003, for US$10.3 million, and the acquisition of the operating assets of Rhodia Especialidades Mexico for US$2.7 million in June 2004. In March 2007, we led one of the largest acquisitions in the Brazilian history, with the acquisition of Ipiranga. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Ipiranga Group.” In April 2007, we acquired the sulfates and sulfonates operating assets of Unión Química S.A. de C.V., in San Juan del Río, Mexico. In May, 2007, Ultracargo acquired Petrolog Serviços e Armazéns Gerais Ltda for approximately US$5 million. In September 2007, Oxiteno acquired the totality of shares of Arch Química Andina in Venezuela for US$7.6 million. In November 2008, Ultracargo closed the acquisition of União Terminais. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of União Terminais.” The operations of União Terminais have been integrated into our logistics business. In August 2008, Ultrapar announced the acquisition of Texaco. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments — Description of the Acquisition of Texaco.”

The acquisitions in the petrochemical segment were motivated by our desire to establish a presence in the Mexican and Venezuelan petrochemical markets as a platform for production and distribution to supply the local markets, the U.S. and the countries located in the Pacific coast of South America and to geographically diversify Oxiteno’s production facilities. The acquisitions in the logistics segment are part of our strategy to become Brazil’s leading provider of storage services for special bulk cargo, reinforcing our operating scale. The acquisition of Ipiranga is part of Ultrapar’s growth strategy for the fuel distribution sector, in which it already operated through Ultragaz, distributing LPG. See our Form F-4 filed with the Commission on December 17, 2007. The acquisition of Texaco is also part of our growth strategy in the fuel distribution industry, representing the company’s expansion to the Mid-West, Northeast and North regions of Brazil and a 60% increase in Ipiranga’s operational scale in terms of volume.

Organic Investments

The following table shows our organic investments for the years ended December 31, 2008, 2007 and 2006:

	Year ended December 31,
	2008	2007	2006
	(in millions of reais)
Ultragaz	166.6	128.9	104.8
Ipiranga(1)	228.8	143.6	—
Oxiteno	515.8	453.0	178.4
Ultracargo	55.9	44.2	34.5
Others(2)(3)	11.2	3.4	1.2

Total capital expenditures, net of disposals	978.4	773.2	318.9

(1)	Includes financing and bonuses to our resellers, net of repayments, and assets acquired through leasing operations. Bonuses are lump sum payments made by distributors to resellers. Resellers typically use these payments to improve their facilities or to invest in working capital. Financing and bonuses for clients are included under working capital in the cash flow statement. In 2008 and 2007 assets acquired through leasing, financing and bonuses to clients amounted to R$89 million and R$79 million, respectively.
(2)	Includes expenditures related to maintenance of our headquarters, which is performed by our wholly owned subsidiary Imaven Imóveis Ltda..
(3)	In 2008 includes expenditures performed by Serma (Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos, responsible for providing IT services to Ultrapar), in accordance with Law 11,638 and Provisional Measure 449/08. See Note 3 to our consolidated financial statements for more information.

At Ultragaz, our investment strategy has been to expand small bulk delivery distribution, to consolidate our geographic coverage and to invest in the modernization of our assets. During the years ended December 31, 2008, 2007 and 2006, investments focused on expanding the small bulk market segment (UltraSystem), on fleet renewal and on the replacement of bottles.

At Ipiranga, R$229 million was allocated mainly to the expansion, renovation and operational improvement of service stations and distribution facilities. In 2008, 223 service stations were added to Ipiranga’s network. Of the total amount invested, R$140 million corresponded to the addition of property, plants and equipment and deferred charges, net of disposals, R$80 million corresponded to financing operations for the company’s customers, net of repayments, and R$9 million corresponded to assets acquired through leasing operations.

At Oxiteno, during the years ended December 31, 2008, 2007 and 2006, capital expenditures were largely focused on increasing installed production capacity of specialty chemicals, the modernization of industrial plants and the development of new products.

At Ultracargo, during previous years we invested in expanding and maintaining our storage facilities. For the years ended December 31, 2008, 2007 and 2006, Ultracargo’s capital expenditure was basically spent on the expansion of the Suape, Aratu and Paulínia terminals and maintenance of its terminals.

Our investment plan for 2009 calls for a total budget of R$496 million, R$69 million to be invested at Ultragaz, R$207 million at Ipiranga, R$175 million at Oxiteno and R$36 million at Ultracargo. At Ultragaz investments will mainly be allocated to the renewal of LPG bottles and tanks and the strengthening of its operations in the North and Northeast regions of Brazil. At Ipiranga investments will mainly be allocated to expansion and renewal of its fuel distribution network and operational improvements. Investments at Oxiteno will generally be directed to expansion of ethylene oxide production capacity at Camaçari and the modernization of its facilities. At Ultracargo investments will be directed to operational improvements and expansion of its terminals in Santos and Aratu.

Investment in fatty alcohols plant. In October 2008, Oxiteno started operations at its fatty alcohols unit in Camaçari. This plant is a pioneer unit in Latin America for the production of fatty alcohols. Fatty alcohols are raw materials used in the production of specialty chemicals derived from ethylene oxide, widely used in personal care products and for various applications in domestic cleaning products, among others. Fatty alcohols and their derivatives were mainly imported in Brazil and are already widely used in Oxiteno’s surfactant line. We are the largest consumer of fatty alcohols in Brazil and we estimate that 40% of the total volume produced by the new plant will be used by us. The processing capacity of the fatty alcohols plant is approximately 100,000 tons per year. The total investment was approximately R$460 million. Oxiteno’s fatty alcohols plant will use vegetable oils as feedstock, especially palm kernel oil.

Other projects under study. We are considering the possibility to invest in an ethylene oxide and derivatives plant in a new complex under design and construction by Petrobras in the municipalities of Itaboraí and São Gonçalo, in Rio de Janeiro State. We have not made any commitments to invest in this project should it prove to be feasible and we can give no assurance that the project will prove feasible or, if so, that we will participate or make an investment in such project.

Equity Investments

The table below shows our investments in shareholding stakes for the years ended December 31, 2008, 2007 and 2006:

	Year ended December 31,
	2008		2007		2006
	(in millions of reais)
Ultragaz	—		0.1		0.1
Ipiranga	(0.1)		—		—
Oxiteno	(45.7	)(1)	22.7		0.1
Ultracargo	478.2	(2)	8.1		—
Others(4)	105.0		1,883.1	(3)	1.1

Total	537.4		1,914.0		1.3

(1)	Sale of the stake in PQU held by Oxiteno
(2)	Investments made in connection with the acquisition of União Terminais. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of União Terminais.”
(3)	Includes investments made in connection with the acquisition of Ipiranga Group, which also included the assumption of the existing net debt of Ipiranga of approximately R$0.5 billion at the time of the acquisition in 2007. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Ipiranga Group”.
(4)	Share repurchase program, included in our consolidated statement of cash flows under “Cash flows from financing activities”

Our principal executive office is located at Avenida Brigadeiro Luis Antônio, 1343, 9th Floor, 01317-910, São Paulo, SP, Brazil. Our telephone number is 55-11-3177-7014. Our Internet website address is http://www.ultra.com.br. Our agent for service of process in the United States is C.T. Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

B. Business Overview

With a track record of over 70 years, Ultrapar has operations in three sectors: fuel distribution through Ultragaz and Ipiranga, chemicals through Oxiteno, and logistics through Ultracargo. Ultragaz is the leader in LPG distribution in Brazil with 24% market share and one of the largest independent LPG distributors in the world in terms of volume sold. We deliver LPG to an estimated 10 million households using our own vehicle fleet and our network of more than 4,000 independent retailers. Ipiranga is the second largest fuel distributor in Brazil, with 14% market share in 2008, delivering products through a network of 3,469 service stations. With the acquisition of Texaco, closed in March 2009, Ipiranga reached nationwide coverage, with a network of more than five thousand service stations and 22% market share in Brazil. Oxiteno is the largest producer of ethylene oxide and its main derivatives in Latin America, a major producer of specialty chemicals and the sole producer of fatty-alcohols and related by-products in Latin America. Oxiteno has nine industrial units in Brazil, Mexico and Venezuela and commercial offices in the United States, Argentina, and Belgium. Ultracargo is the largest provider of storage for liquid bulk in South America, with approximately 28% market share in Brazil after the acquisition of União Terminais, closed in November 2008.

The following chart simplifies our organizational structure as of December 31, 2008, showing our principal business units. For more detailed information about our current organizational structure, see “Item 4.C. Information on the Company — Organizational Structure.”

Our Strengths

Leading market positions across businesses

Ultragaz is the largest LPG distributor in Brazil. It has a national market share of 24% serving approximately 10 million homes in the bottled segment and over 31,000 customers in the bulk segment. For the year ended December 31, 2008, Ultragaz’s total volume sold exceeded 1.6 million tons of LPG.

Ipiranga is the second largest fuel distributor in Brazil with a 14% market share. We operate through a network of 3,469 service stations in Brazil as of December 31, 2008. In addition to the service stations, Ipiranga’s network also consists of 1,141 franchises of am/pm and Jet Oil stores and 188 service stations equipped to offer NGV. The volume of fuel sold by Ipiranga in 2008 was 12,075 thousand cubic meters. With the closing of the acquisition of Texaco in March 2009, Ipiranga consolidated its position as the second largest player in Brazil, with a network of more than five thousand service stations and 22% market share in 2008, allowing an improved positioning to capture the growth of the market and stronger competitiveness through its larger operational scale. The acquisition of Texaco represents the company’s expansion to the Mid-West, Northeast and North regions of Brazil and a 60% increase in its operational scale.

Oxiteno is the largest producer of ethylene oxide and its principal derivatives in Latin America and is also a major producer of specialty chemicals. Our chemical operations supply a broad range of market segments, particularly crop protection chemicals, food, cosmetics, leather, detergents, packaging for beverages, thread and polyester filaments, brake fluids, petroleum, paints and varnishes. For the year ended December 31, 2008, Oxiteno sold 567 thousand tons of chemical products. In Brazil, we compete principally against imports.

Ultracargo is the largest provider of storage for liquid bulk in South America, with 28% market share in Brazil in 2008. In 2008, Ultracargo accounted for approximately 74% of all tank capacity for liquids at the Aratu terminal in the State of Bahia, which serves South America’s largest petrochemical complex.

Robust business portfolio

Our operations encompass LPG and fuel distribution, the production of ethylene oxide and its derivatives and storage services for special bulk cargo. We believe our businesses provide us with increased financial capability and flexibility. Our business mix makes us less vulnerable to economic fluctuations and allows us to pursue growth opportunities as they arise in any of our business segments.

Highly efficient LPG distribution network

In addition to making direct sales of bottled LPG, Ultragaz is the only LPG distributor in Brazil with an exclusive network of independent dealers. This network is constituted of more than 4,000 dealers who sell Ultragaz LPG bottles. This has enabled Ultragaz to control the quality and productivity of its dealers leading to a strong brand name recognition associated with quality, safety and efficiency, and also to have frequent contact with LPG customers. In addition, Ultragaz was the first player to introduce LPG small bulk delivery in Brazil, with lower distribution costs than bottled distribution. Over the years it has built a strong client base.

Highly efficient fuel distribution network

In 2008, 65% of the fuel Ipiranga sold was distributed through its service stations network, with the remainder being sold directly to large clients and specialized resellers. The average volume of fuel sold per station by Ipiranga in 2008 was 187 cubic meters per month, while the average volume across the entire market was 146 cubic meters per month per service station in 2007, the last available data, making Ipiranga almost 30% more efficient than the average market participant. Moreover, our significant market position in the fuel distribution market and our long-term presence in the sector have allowed us to maintain relationships with service stations located in attractive locations, especially in major urban centers.

Efficiencies in retail network logistics in addition to resale management know-how

We believe that the expertise in logistics and resale management that we have gained at Ultragaz will be complemented by Ipiranga’s know-how in the same areas, thus maximizing efficiency and profitability at both companies.

Flexibility across the petrochemical cycle

Oxiteno is the largest producer of ethylene oxide and its principal derivatives in Latin America. Approximately 97% of its ethylene oxide production is used internally in the production of ethylene oxide derivatives, which can be classified in two groups: specialty and commodity chemicals. Oxiteno is a major producer of specialty chemicals, which have traditionally higher margins and less exposure to petrochemical cycles than commodity chemicals. Oxiteno has also been heavily investing in the development of products derived from renewable raw materials, by building a new fatty alcohols plant, reducing its dependence on oil-based feedstocks and expanding its product portfolio.

Cost-efficient operations

Oxiteno’s operations have a high degree of production efficiency derived from a scale similar to that of the largest producers in the world. Ultragaz has significant market presence in densely populated areas, which allows it to operate its filling plants and distribution system with a high level of capacity utilization and efficiency. Ipiranga also has a significant market presence in the South and Southeast regions of Brazil, which allows it to operate its extensive network of primary and secondary storage terminals and its distribution system in a cost-efficient manner. After the consolidation of Texaco, the increased scale of Ipiranga and Texaco combined operations will allow improved efficiency and competitiveness in the distribution and sales processes, dilution of advertising, marketing and new product development expenses, and gains from economies of scale in administrative functions.

Strong operational track record

Our business has exhibited a solid operational track record. Our accumulated adjusted EBITDA for the last five years reached R$3.7 billion, in spite of the overall macroeconomic volatility in Brazil during this same period. Our adjusted EBITDA is used to provide a measure of assessing the company’s ability to generate cash from its operations. See “Item 3.A. Key Information — Selected Consolidated Financial Data” for more information about adjusted EBITDA. Our accumulated net earnings for the last five years reached R$1.6 billion.

Experienced management team

We are led by a strong and experienced management team with a proven track record in the LPG and fuel distribution, petrochemical and specialized logistics industries. Our senior management team possesses an average of 20 years of experience in the company and its subsidiaries, is a significant shareholder of Ultrapar and has a performance-linked remuneration based on an economic value-added metric (EVA®).

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

Our Strategy

Build on the strength of our LPG and fuels distribution brands

Our LPG and fuel distribution businesses have a high brand recognition associated with quality, safety and efficiency. We intend to reinforce this market perception by continuing to supply high-quality products and services and to introduce new services and distribution channels.

Maintain a strong relationship with our resellers in the LPG and fuel distribution business

We intend to preserve our strong relationship with dealers by keeping their distribution exclusivity and continuing to implement our differentiated incentive programs in Ultragaz and Ipiranga. We plan to continue to invest in training our dealers, in order to maximize efficiency, further strengthen our relationship and promote the high standards of our distribution network. In parallel, we plan to continue to increase our operational efficiency and productivity at Ultragaz and Ipiranga.

Continuously improve cost and capital efficiency in LPG and fuel distribution

We plan to continue to invest in the cost and capital efficiency of our distribution systems. Current initiatives include enhanced discipline with respect to our capital allocations and programs to revise Ultragaz’s distribution structure, both prompted by changing market conditions.

Increase market share in fuel distribution

We intend to benefit from a generally favorable outlook in the fuel distribution market as a result of an increasing vehicle fleet in Brazil. Our sales strategy is to increase Ipiranga’s market share by converting unbranded stations to Ipiranga’s brand and to increase our scale in the Mid-West, Northeast and North regions of Brazil, where we have lower market share and the consumption growth is higher than the national average.

Promote and benefit from the formalization of the fuel distribution market

We plan to continue to collaborate with the competent authorities to promote improvements to legislation and to enhance fiscalization enforcements in the fuel distribution sector as means of creating a level playing field in the market, increasing sales volume in the formal market and improving our gross margin, thus reducing the competitiveness of players which benefited from cost advantages derived from unfair practices.

Enhance retail network

We intend to continue expanding Ipiranga’s sources of non-fuel income by creating new products and expanding our services, such as convenience store sales, lubricant changing services, car maintenance services, credit cards, the sale of car-related products in the fuel service stations and the offering of some 18,000 items in a website through Ipirangashop.com.

Invest in niche segments for LPG distribution

Ultragaz is strengthening its presence in the North and Northeast regions of Brazil by selling LPG in the states of Pará and Maranhão, where it did not use to have significant operations and where LPG consumption is growing faster than Brazil’s national average rate. Ultragaz also intends to expand its portfolio by selling the propellant (Dymethyl-oxide) DMO, which is currently served by imports in Brazil.

Expand capacity at Oxiteno

We intend to maintain Oxiteno’s production capacity ahead of demand in Brazil. We also plan to continue our efforts to apply the best global practices to Oxiteno’s plants and production processes with a view to remain technologically competitive.

Continue to enhance product mix at Oxiteno

We increased Oxiteno’s capacity to produce a variety of value-added ethylene oxide derivatives and other specialty chemicals in order to optimize its sales mix across petrochemical cycles. Oxiteno’s investments in research and development have resulted in the introduction of 76 new applications for its products during the last three years. Oxiteno will continue to invest in research and development focused on developing new product applications to meet clients’ needs. In addition, we intend to focus Oxiteno’s sales in the local market, which allows us to have higher margins.

Maintain financial strength

We seek to maintain a sound financial position to allow us to pursue investment opportunities and enhance our shareholders’ return on their investment in our company. Our net debt position for the year ended December 31, 2008 was R$1,538 million. On May 21 2008, the credit rating agency Moody’s assigned Ultrapar its Baa3 credit rating, which is equivalent to investment grade. We have been consistently distributing dividends to our shareholders. During the last five years we have declared yearly dividends representing an average of approximately 60% of our net income.

Continue to grow our businesses

Our principal corporate objective is to enhance shareholder value and strengthen our market presence by growing our business. Historically, we have grown our business organically and through acquisitions, such as the acquisitions of Ipiranga, União Terminais and Texaco, and we intend to continue this strategy.

We have also made several investments in the expansion of our existing operations which have already resulted in an increase of approximately 12% and 37% in our ethylene oxide and specialty chemicals production capacities in Brazil, respectively. We constantly analyze acquisition opportunities in the segments in which we operate and in complementary segments that could add value to our company.

Key Financial Information

The table below sets forth certain financial information for us and our principal businesses:

	Year ended December 31,
	2008	2007	2006	2005	2004
	(in millions of reais)
Net sales and services(1)
Ultrapar	28,268.0	19,921.3	4,794.1	4,693.8	4,784.2
Ultragaz	3,339.4	3,112.9	3,067.0	2,902.4	2,968.1
Ipiranga(2)	22,676.4	14,869.9	—	—	—
Oxiteno(2)	1,926.1	1,764.8	1,549.6	1,610.1	1,662.7
Ultracargo	283.4	229.1	226.1	234.2	197.3
Adjusted EBITDA(3)
Ultrapar	1,079.5	779.4	516.2	546.0	736.6
Ultragaz	210.8	251.8	280.5	195.1	268.9
Ipiranga(2)	603.2	321.7	—	—	—
Oxiteno(2)	210.0	157.4	191.6	300.2	421.0
Ultracargo	50.6	43.0	38.0	44.3	40.5
Net Income
Ultrapar	390.3	181.9	282.1	299.2	414.5
Net cash (debt)(4)
Ultrapar	(1,538.2)	(1,434.1)	120.7	191.2	46.0

(1)	Segment information for Ultragaz, Ipiranga, Oxiteno and Ultracargo is presented on an unconsolidated basis. See “Presentation of Financial Information” for more information.
(2)	Since January 1, 2008, EMCA has been consolidated into Oxiteno, reflecting the effective management responsibility for the business. The financial information of Oxiteno and Ipiranga in this annual report prior to January 1, 2008 reflects the current consolidation retrospectively, which differs from those previously reported.
(3)	See footnote 7 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for a more complete discussion of adjusted EBITDA and its reconciliation to information in our financial statements.
(4)	See footnote 9 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for a more complete discussion of net cash (debt) and its reconciliation to information in our financial statements.

Distribution of Liquefied Petroleum Gas

Industry and Regulatory Overview

LPG is a fuel derived from the oil and natural gas refining process. In Brazil, approximately 85% of local demand in 2008 was produced in local refineries and the remaining 15% was imported. LPG has the following primary uses in Brazil:

•	Bottled LPG — used primarily by residential consumers for cooking; and

•	Bulk LPG — used primarily for cooking and water heating in shopping malls, hotels, residential buildings, restaurants, laundries, hospitals and industries.

The following chart shows the process of LPG distribution:

Historically, bottled LPG has represented more than 70% of the LPG distributed in Brazil, and is primarily used for cooking. The use of LPG for domestic heating in Brazil is immaterial compared with its use in other developed and emerging countries, primarily because of Brazil’s generally warm climate. Consequently, consumer seasonality throughout the year is significantly small. In addition, because LPG is not used to a significant extent for domestic heating in Brazil, overall consumption of LPG per capita is lower in Brazil compared to countries where domestic heating is a major element of LPG demand, making low distribution costs a major competitive differential in the Brazilian LPG market.

Prior to 1990, extensive governmental regulation of the LPG industry essentially limited the use of LPG to domestic cooking. Since 1990, regulations have permitted the use of LPG for certain commercial and industrial uses, and the use of LPG has increased accordingly.

The primary international suppliers of LPG are major oil companies and independent producers of both liquified natural gas and oil. However, due to Petrobras’ monopoly over the production and import of petroleum and petroleum products until the end of 2001, Petrobras is currently the de facto sole supplier of LPG in Brazil.

Currently, the LPG distribution industry in Brazil consists of 16 LPG distribution companies or groups of companies, and is regulated by the ANP. The LPG distribution industry includes purchasing LPG from Petrobras, filling LPG bottles and bulk delivery trucks at filling stations, selling LPG to dealers and end users, controlling product quality and providing technical assistance to LPG consumers. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Industry and Regulatory Overview — The role of the ANP.” LPG produced by Petrobras, which represented approximately 85% of total LPG sold in Brazil in 2008, is transported in pipelines and by trucks from Petrobras’ production and storage facilities to filling stations maintained by LPG distributors. The balance is imported by Petrobras into Brazil and stored in large storage facilities maintained by Petrobras. The imported LPG is then transported from the storage facilities by pipeline and truck to the LPG distributors’ filling stations.

LPG can be delivered to end users either in bottles or in bulk. The bottles are filled in the LPG distributors’ filling stations. Distribution of bottled LPG is conducted through the use of bottles via two principal channels:

•	home delivery of LPG bottles; and

•	the sale of LPG bottles in retail stores and at filling stations.

In both cases, the bottles are either delivered by the LPG distributors themselves or by independent dealers.

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

Since May 2001, distributors have been allowed to freely establish retail prices, which were previously set by the government. Until the end of 2001, the LPG refinery price, which is charged by Petrobras to all LPG distributors, was determined by the government and was the same for all LPG distributors in all regions of Brazil. Historically, refinery prices have been subsidized by the government. In January 2002, the government abolished subsidies to refinery prices and from January 2002, Petrobras started to freely price LPG in the domestic market, adopting the international price plus surcharges as its benchmark. However, the Petrobras refinery price of LPG is still subject to government influence when the government deems appropriate. Prices of LPG in reais remained unchanged from May 2003 to December 2007. In 2008, Petrobras’ average refinery price was approximately US$541 per ton compared with the average international price of US$747 per ton. In 2008, Petrobras increased the LPG refinery price for commercial and industrial usage by 15% in January, an additional 10% in April and 6% in July. LPG refinery prices for residential use remained unchanged in 2008.

The role of Petrobras. Petrobras, Brazil’s national oil and oil products company, had a legal monopoly in the exploration, production, refining, importing and transporting of crude oil and oil products in Brazil and Brazil’s continental waters since its establishment in 1953. This monopoly was confirmed in Brazil’s federal constitution enacted in 1988. As a result, Petrobras was historically the sole supplier in Brazil of oil and oil-related products, including LPG.

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

In order to operate in Brazil, an LPG distributor must be licensed with the ANP and must comply with certain minimum operating requirements, including:

•	maintenance of sufficient LPG storage capacity;

•	maintenance of an adequate quantity of LPG bottles;

•	use of bottles stamped with the distributor’s own brand name;

•	possession of its own filling plant;

•	appropriate maintenance of LPG filling units;

•	distribution of LPG exclusively in areas where it can provide technical assistance to the consumer either directly or indirectly through an authorized dealer; and

•	full compliance with the Unified Suppliers Registration System — Sistema Único de Cadastramento Unificado de Fornecedores — SICAF.

LPG distributors are required to provide the ANP with monthly reports showing their previous month’s sales and the volume of LPG ordered from Petrobras for the next four months. The ANP limits the volume of LPG that may be ordered by each distributor based on the number of bottles and infrastructure owned by the distributor. Based on the information provided by the distributors, Petrobras supplies the volume of LPG ordered, provided its production and imports of LPG are sufficient to meet the demand.

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

The self-regulatory code. In August 1996, most of the Brazilian LPG distributors, representing more than 90% of the market, bottle manufacturers, LPG transportation companies and certain LPG retail stores, under the supervision of the Brazilian government, entered into a statement of intent regarding the establishment of a program for “requalifying” LPG bottles (a process under which they undergo safety and quality checks) and other safety procedures, known as the “Self-Regulatory Code” or Código de Auto-Regulamentação. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Bottle swapping centers” and “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Requalification of bottles.” Before the Self-Regulatory Code came into effect, certain LPG distributors, not including Ultragaz, would fill bottles stamped with another distributor’s brand. This practice resulted in a low level of investment in new bottles, giving rise to concerns regarding the safety of older bottles. The Self-Regulatory Code provides, among other things, that:

•	each LPG distributor may only fill and sell bottles that are stamped with its own trademark;

•	each LPG distributor is responsible for the quality and safety control of its bottles; and

•	each LPG distributor must maintain a sufficient number of bottles to service its sales volume.

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

Ruling 334 sets forth the following timetable for the implementation of the measures adopted under the Self-Regulatory Code:

•

the construction of at least 15 bottle swapping centers, starting in November 1996 (see “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Bottle swapping centers” and “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Requalification of bottles”);

•	the filling of third-party bottles to have ceased by October 1997;

•	by November 1, 2006, the requalification of 68.8 million bottles manufactured up to 1991; and

•	by November 1, 2011, the requalification of 12.8 million bottles manufactured between 1992 and 1996.

Ultragaz itself was required to requalify 13.8 million bottles before November 2006 and an additional 10.7 million bottles by November 2011. In 2008, Ultragaz requalified 2.2 million bottles. For 2009, it is required to requalify another 2.8 million bottles.

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

Brazilian federal and state environmental laws and regulations require LPG distributors to obtain operating permits from the state environmental agencies and from the fire department. In order to obtain such permits, distributors must satisfy regulatory authorities that the operation, maintenance and repair of facilities are in compliance with regulations and are not prejudicial to the environment. In addition, regulations establish standard procedures for transporting, delivering and storing LPG and for testing and requalification of LPG bottles. Civil, administrative and criminal sanctions, including fines and the revocation of licenses, may apply to violations of environmental regulations. Under applicable law, distributors are strictly liable for environmental damages.

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

Ultragaz

We distribute LPG through Ultragaz. Founded in 1937, we were the first LPG distributor in Brazil. At that time, Brazilians used wood stoves and, to a lesser extent, alcohol, kerosene and coal stoves. Ultragaz was the leading company by sales volume in the Brazilian LPG market as of December 31, 2008.

Ultragaz operates nationwide in the distribution of both bottled and bulk LPG, including the most highly populated states in Brazil, such as São Paulo, Rio de Janeiro and Bahia, and sells bottled LPG through its own retail stores and through independent dealers as well as its own truck fleet, which operates on a door-to-door basis or on a scheduled delivery basis. Bulk LPG is serviced through Ultragaz own truck fleet.

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

Ultragaz has three operating subsidiaries:

•	Companhia Ultragaz S.A., or Cia Ultragaz, the company that pioneered our LPG operations;

•	Bahiana Distribuidora de Gas Ltda., or Bahiana, which primarily operates in the Northeast region of Brazil; and

•

Utingás Armazenadora S.A., or Utingás, a storage services provider that operates two facilities in São Paulo and Paraná. Utingás was incorporated in 1967 when Ultragaz and other LPG distributors joined to construct LPG storage facilities based in the states of São Paulo and Paraná. Ultragaz currently controls 56% of the storage operations. See “ — Storage of LPG.”

Markets and marketing. When Ultragaz began its operations, it served only the Southeast region of Brazil. Currently, Ultragaz is present in almost all of Brazil’s significant population centers. In 2008, Ultragaz strengthened its presence in the North and Northeast of Brazil, selling LPG in the states of Pará and Maranhão, where it did not have significant operations and where LPG consumption has been growing faster than Brazil’s national average. Distribution of bottled LPG includes direct home delivery and retail stores, both carried out by Ultragaz or its dealership network using 13 kg ANP approved bottles. In the case of Ultragaz, the bottles are painted blue, which we believe is an important element in recognizing the “Ultragaz” brand. Ultragaz’s operating margins for bottled LPG vary from region to region and reflect market share and the distribution channel in the region.

Before Shell Gas’ acquisition, Ultragaz’s sales strategy for bottled LPG delivery was to increase market share through geographical expansion as well as protecting and incrementing market participation in regions where it already operated. With the acquisition of Shell Gás, Ultragaz became the Brazilian market leader in LPG, and the focus of its strategy evolved to investing in the brand, protecting market share and strenghtening its position in certain regions where it does not have a significant presence. The LPG bottled market in Brazil is a mature one and Ultragaz believes that growth in demand will be a function of an increasing number of households consuming the product as well as an increasing level of household income.

Distribution of bulk LPG is largely carried out through 190 kg storage tanks installed on its clients’ premises. Since 1994, Ultragaz has been investing in small- and medium-sized bulk delivery facilities and in bob-tail trucks, known together as UltraSystem, which deliver LPG in bulk to commercial clients, small industries and government bodies. Ultragaz’s clients in the commercial sector include shopping centers, hotels, residential buildings, restaurants, laundries and hospitals. Ultragaz’s trucks supply clients’ stationary tanks using a system that is quick, safe and cost effective.

Ultragaz’s bulk sales include large industrial clients consist mostly of companies in the food, metallurgical and steel sectors that have large fixed tanks at their plants and consume monthly volumes in excess of five tons of LPG. These clients represent a small portion of Ultragaz’s sales volume since, in the case of large volume consumers, Ultragaz is competing with other highly competitive energy sources such as natural gas, diesel and fuel oil.

Ultragaz supplies its bulk delivery clients on the basis of supply contracts with terms ranging from two to five years. This type of contract limits fluctuations in sales given that the installation of the tanks is carried out by Ultragaz, and any change in supplier would imply the client’s reimbursing Ultragaz’s investments. The contract also requires that any tank supplied by Ultragaz may only be filled with LPG delivered by the company. When the bulk delivery contract expires, it can be renegotiated or the tank is removed. Since the installation of the tank represents a significant investment for Ultragaz, it seeks to achieve a return on its investment within the term of the contract.

Ultragaz’s strategy for bulk LPG distribution is to continue its process of product and service innovation and to increase the profile of its trademark. Ultragaz also has a team to identify the needs of each bulk LPG client and to develop practical solutions for using LPG as an energy source.

The table below shows Ultragaz’s sales of LPG to clients of bottled and bulk LPG:

	Year ended December 31,
Client category	2008	2007	2006
	(in thousands of tons)
Bottled LPG
Residential delivery by Ultragaz	74.3	74.5	101.2
Ultragaz owned retail stores	2.1	2.2	3.5
Independent dealers(1)	1,007.8	978.5	949.6

Total bottled LPG	1,084.2	1,055.1	1,054.3
Total bulk LPG	516.8	517.1	489.6

Total tons delivered	1,601.0	1,572.2	1,543.9

(1)	Includes residential deliveries and distribution through retailers’ stores.

Residential delivery has evolved during the last few years from primarily door-to-door to a primarily scheduled or phone-order delivery.

In 2008, Ultragaz was granted the Marketing Best award for the technological and marketing innovation of its Management and Planning System. The system supports company decisions regarding its marketing positioning through market share and competitiveness analysis using geoprocessing techniques, collecting regional information on the markets in which Ultragaz operates.

Maintaining its innovative profile, in 2008 Ultragaz took another pioneering step in the LPG market with the launching of multi-brand mobile credit card payment terminals, which enable customers to pay for the purchase of bottles using any brand of credit card at the time of residential delivery. The project also aims to develop new functions for the terminals, such as receiving and printing orders made by phone, validation of electronic gas vouchers and bank check consultations.

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

Ultragaz delivers bottled LPG using a distribution network, which in 2008 included 75 company-owned retail stores, and more than 4,000 independent dealers. In 2008, Ultragaz had a fleet of 500 vehicles for delivering gas bottles to homes and 255 to commercial establishments. Ultragaz also maintains a call center which centralizes all LPG bottle orders made through phone calls.

Bottled sales capacity derives from the number of bottles owned by Ultragaz and the number of bottles owned by its independent dealers. Ultragaz estimates that as of December 31, 2008, there were some 20 million 13kg Ultragaz bottles in the market.

Independent dealers. Ultragaz’s independent distribution network ranges from large dealers, which carry out extensive home delivery, to single retail stores, which sell small quantities of LPG bottles. Until the enactment of ANP Rule 297 on November 18, 2003, independent dealers needed only to be registered with ANP for the sale of LPG bottles. No licenses were required except for those required by the fire department and the municipal authorities. Rule 297 established that the independent dealers must be registered with ANP and comply with a list of prerequisites contained in such rule, as well as those required by law for the storage of bottles up to 90 kg. Also, each municipality sets forth its own safety regulations applicable to stores that sell LPG, including a minimum distance from certain locations, such as schools. For the year ended December 31, 2008, approximately 90% of Ultragaz’s bottled LPG sales were made through independent dealers. The agreements entered into between Ultragaz and independent dealers require the use of the Ultragaz brand and the display of the Ultragaz logo in the delivery vehicles and on the uniforms worn by delivery personnel. Proprietary rights in the trademark and logo are retained by Ultragaz and are duly registered with the National Institute of Industrial Property (INPI — Instituto Nacional de Propriedade Industrial). All contracted dealers are Ultragaz’s exclusive representatives. Under the terms of the respective contracts, each dealer agrees not to deliver non-Ultragaz LPG bottles.

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

In order to improve the efficiency of its network of independent dealers, in 2008 Ultragaz launched the Retailer Qualification Program, which aims at establishing guidelines of best practices for its network focusing on operational excellence.

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

Payment terms. Ultragaz’s sales through its retail stores and through home delivery are made on a cash basis. Ultragaz’s sales to independent dealers and to industrial and commercial users have payment terms of 22 days on average.

Bottle swapping centers. Pursuant to the Self-Regulatory Code, the LPG distributors have established nine operating swapping centers to facilitate the return of third-party bottles to the appropriate distributor. Under the Self-Regulatory Code, while LPG distributors may pick up any empty LPG bottles tendered by customers in exchange for full LPG bottles, whether or not such empty bottles were put in circulation by that distributor, after October 1997, LPG distributors were not permitted to refill third-party bottles. Accordingly, LPG distributors may deliver third-party bottles to a swapping center where such bottles may be exchanged for bottles placed in circulation by such LPG distributor. The swapping centers currently charge a fee of R$0.25 per exchanged LPG bottle. In areas where only one LPG distributor has a sizable market share, it is customary to use the facilities of that distributor as an unofficial swapping center for which that distributor may charge an additional fee.

Prior to the establishment of the swapping centers, Ultragaz incurred significant costs associated with the return of its bottles, as it did not follow the widespread industry practice of filling third-party bottles. As the swapping centers’ costs are shared amongst LPG distributors, Ultragaz’s costs from the return of bottles were significantly reduced when the swapping centers were created, but have since then increased due to Ultragaz’s geographic expansion.

Requalification of bottles. The useful life of a bottle varies depending on a number of factors, the two most important of which are the extent to which the bottle has been exposed to corrosion from the atmosphere and whether the bottle has been damaged. The Self-Regulatory Code provides that all bottles must be requalified after their first 15 years’ use, and every ten years thereafter. Each bottle is visually inspected for damage and corrosion to determine if it can be requalified or if it should be discarded as scrap metal. In the case of bottles which pass the quality and safety checks, several procedures are followed before the bottles are stamped with the year of requalification and the next term in which they are due for requalification.

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

Storage of LPG. In 2008, Ultragaz’s storage capacity was approximately 17,200 tons, including Utingás’ storage capacity. Based on its 2008 average LPG sales, Ultragaz could store approximately two days’ supply of LPG. Petrobras maintains approximately two days’ supply of LPG at its refineries and other facilities. Accordingly, any interruption in the production of LPG can result in shortages, such as the one that occurred during the Petrobras strike in 1995.

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

•	Liquigás, formerly controlled by ENI Group and acquired by Petrobras in June 2004, which has been operating in the Brazilian LPG distribution sector for more than 40 years; and

•	Nacional Gás, a domestic Brazilian LPG distributor which has been present in the market for more than 45 years.

The following table sets forth the market share of Ultragaz and its competitors:

	Year ended December 31,
LPG Distributor	2008	2007	2006
Ultragaz	23.6%	23.7%	23.9%
SHV Gas	22.9%	23.1%	23.3%
Liquigás	22.2%	21.8%	21.7%
Nacional Gás	18.3%	18.4%	18.5%
Others	13.0%	13.0%	12.6%

Total tons delivered	100.0%	100.0%	100.0%

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

The bottled market for LPG is a mature market with relatively low consumption growth and thus competition is largely based upon attempts by LPG distributors to increase market share at the expense of their competitors. LPG distributors in the bottled market compete primarily on brand awareness and reliability of delivery and the service provided to customers. Ultragaz believes that it is competitive in these aspects. Since per capita consumption is small, low distribution cost is the critical factor in dictating profitability. Therefore, LPG distributors largely compete on the basis of efficiencies in distribution and delivery as all LPG distributors currently purchase all of their LPG requirements from Petrobras, and as Petrobras’ refinery price charged to the distributors is the same to all LPG distributors. Ultragaz’s principal markets, including the cities of São Paulo, Salvador and Recife, contain heavy concentration of residential consumers and therefore distribution to this market can be carried out with great economies of scale resulting in lower distribution costs to Ultragaz. Additionally, Ultragaz enjoys low bulk LPG distribution costs through UltraSystem.

In addition to competing with other LPG distributors, Ultragaz competes with companies that offer alternative energy sources to LPG, mainly natural gas, and other sources such as wood, diesel, fuel oil and electricity. Natural gas is currently the principal source of energy against which we compete. Natural gas is currently less expensive than LPG for industrial consumers who purchase large volumes, but more expensive for residential consumers, that use 13-kg bottles. In addition, supply of natural gas requires significant investments in pipelines. While fuel oil is less expensive than LPG, LPG has performance and environmental advantages over fuel oil in industrial use.

In 2006, the Brazilian LPG market grew by 1%, substantially as a result of the intensification by the Brazilian government of social programs, which contributed to an increase in Brazilian income. Additionally, the nationalization of the natural gas reserves in Bolivia generated uncertainties related to the natural gas supply from Bolivia to Brazil. The same factors that were present in the market in 2006, combined with a 5.4% growth in GDP, led to a 2.6% growth in the Brazilian LPG market in 2007. In 2008, the 5.1% GDP growth contributed to the 2.5% increase in the LPG market, mainly concentrated in the first nine months of the year, before the worsening of the global financial crisis.

The following graph shows LPG sales volume for the Brazilian market and Ultragaz for the periods indicated:

Source: Sindigás

Income tax exemption status. Pursuant to legislation which provides tax relief for industries located in the northeast region of Brazil, Ultragaz benefits from a 75% income tax reduction at the Mataripe and Caucáia filling plants, expiring in 2013 and 2012, respectively, and a 12.5% reduction at the filling plants in Aracaju, valid through 2013. In December 2007, an income tax exemption at the Suape plant expired and a request was filed with ADENE (Northeast Development Agency), which manages the incentive program, seeking a 75% income tax reduction until 2017. No response to this request has been received to date. If the income tax reduction is approved, Ultragaz should wait for the Federal Tax Authorities to issue its opinion, which has a period of 120 days to occur. Only after this period Ultragaz can account for the amount of the income tax benefit in its results, retrospectively to January 1, 2008. In December 2008, another request was filed with ADENE, due to an upgrade of the Aracaju base, for an increase in income tax reduction from 25% to 75% until 2017. In case the requests are not approved, Ultragaz is entitled to a 12.5% income tax reduction at Suape and Aracaju plants until 2013. Income tax exemptions amounted to R$7.6 million, R$9.8 million and R$8.8 million for the years ended December 31, 2008, 2007 and 2006 respectively. We cannot guarantee that there will be no amendments to the current tax legislation. For further information see Note 22(d) to our consolidated financial statements.

Quality. We were the first Brazilian LPG distributor to receive ISO (International Standards Organization) certification for excellence in quality management. We were also the first LPG distributor in Brazil to be awarded with Prêmio Paulista de Qualidade, a well recognized quality award in Brazil.

Fuel Distribution

Industry and Regulatory Overview

The Brazilian fuels market comprises the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene and natural gas for vehicles (NGV). In 2008, diesel represented 49.3% of the fuels distributed in Brazil, followed by gasoline, ethanol, fuel oils, NGV and kerosene, each of which represented 27.7%, 14.6%, 5.7%, 2.7% and 0.1%, respectively.

Growth in the fuel distribution sector is directly influenced by GDP growth rates and size of light vehicle fleet. GDP growth is the main driver for diesel volume, given that diesel in Brazil is highly used for buses, trucks and agricultural engines. The size of the light vehicle fleet influences the growth in the combined volumes of gasoline, ethanol and NGV, which are basically used for light vehicle. The growth in the size of the car fleet in turn, is highly correlated with credit availability and disposable income. Since 2005, the Brazilian economy has been passing through a structural change with the creation of a well-established credit market for consumer goods. Credit in Brazil in December 2008 reached 41% of GDP compared to 35% in December 2007, 31% in December 2006 and 28% in December 2005, which, combined with an increase in disposable income in Brazil, has had a positive effect on the sales of vehicles. According to ANFAVEA (Brazilian Association of Vehicle Producers), the number of new vehicles registered in Brazil increased by 15% to 2.8 million in 2008 compared to 2007, with buses and trucks increasing by 23% and light vehicles increasing by 14%. Among the total vehicles sold in 2008, including trucks and buses, 82% were flex-fuel vehicles, which have engines adapted to function using either gasoline or ethanol, or by a combination of the two, 8% were gasoline only fueled vehicles and the remaining 10% were powered by diesel. In 2008, there were approximately 1,583 thousand vehicles using NGV, a 6% increase compared to 2007. Since the launching of flex-fuel vehicles in Brazil in 2003, 7.0 million flex-fuel cars were sold in Brazil.

Moreover, recent changes to legislation and inspection in the fuel distribution sector has helped to progressively curb unfair competition, creating a level playing field. These improvements should benefit the formal market by capturing the volume from the grey market.

According to ANP information for 2008, the distribution of fuels is made mainly through three channels as follows:

•	Service stations (76% of the market), which serve final retail consumers;

•	Large consumers (18% of the market), mainly industries, fleets, etc.; and

•	Retail wholesale resellers — TRR (6% of the market), specialized resellers that distribute diesel to medium and small volume end-users.

The following chart shows the oil-derivative fuel distribution process in Brazil:

The following chart shows the ethanol distribution process in Brazil:

Distribution of oil-derivative products is carried out through an extensive network of primary and secondary storage terminals. Primary storage terminals are generally located near refineries and are used to store products to be sold to customers (service stations, large consumers and TRRs) and to be transported to secondary storage terminals.

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

All gasoline sold in Brazil must contain a certain proportion of anhydrous ethanol that can vary from 20% to 25% anhydrous ethanol. Currently, the Brazilian Minister of Agriculture sets this level at 25%. Gasoline “A,” as it is known in its unmixed form, is mixed with anhydrous ethanol at primary storage terminals or at secondary storage terminals. Gasoline “A,” mixed with anhydrous ethanol, forms gasoline “C,” which is delivered directly to service stations and large consumers by truck. Since January 2008, under the Biodiesel Program, distributors have been required to include 2% of biodiesel in the volume of diesel sold, in order to reduce greenhouse gas emissions. In addition, this program has also the social purpose of encouraging and developing small agriculture producers of biodiesel raw materials. Since July 1, 2008, the biodiesel mix requirement was increased to 3%. From July 1, 2009 on, this requirement will increase to 4%, further increasing to 5% from 2013 onwards.

As of December 31, 2008, there were approximately 226 oil-derivative product distributors authorized by ANP to operate in Brazil.

Supply. Petrobras is currently the only relevant supplier of oil derivatives in Brazil. There are currently 14 oil refineries in Brazil, of which Petrobras owns 11. Brazil’s total refining capacity is 324 thousand cubic meters per day, of which Petrobras accounts for 98%. Brazilian refineries are located predominantly in the South and Southeast regions of Brazil. The overall product yield for these refineries in 2008 was 39% diesel, 19% gasoline, 14% fuel oil, 8% liquified petroleum gas and 20% other products, including naphtha.

Ethanol is purchased from various producers. In 2008, there were more than 400 distilleries in Brazil, which produced more than 25 million cubic meters of ethanol, 33% of which was anhydrous ethanol and the rest of which was hydrated ethanol. Brazil’s supply of anhydrous and hydrated ethanol is seasonal and depends on the sugarcane harvest, 90% of which comes from Central and Southern Brazil, between May and December, and the remainder of which comes from Northern Brazil, between September and March.

Biodiesel is purchased from the many producers of biofuels in Brazil, and can come from soy and tallow. Since January, 2008, which was the first year of the Biodiesel Program, Petrobras was required to purchase biofuels in auctions promoted by ANP and supply distributors with amounts of biodiesel corresponding to the proportional volume of diesel purchased. This policy aims to prevent distributors from selling diesel without including the required 3% of biodiesel.

The role of the Brazilian government. The Brazilian government has historically regulated the pricing of oil and oil-derivative products, ethanol, natural gas and electric energy. Until the adoption of the Oil Law (Lei do Petróleo) in 1997, the government maintained strict control over the prices that could be charged by (i) refineries to distributors, (ii) distributors to service stations and through other channels and (iii) service stations to end-users. After 1990, the Brazilian oil and gas sector was significantly deregulated and the Brazilian government changed its price regulation policies.

Currently there is no legislation or regulation in force giving the Brazilian government power to set oil-derivative and ethanol fuel prices. However, given that Petrobras is a state-controlled company, prices of oil-derivative fuels are still subject to indirect government influence, resulting in potential differences between international prices and internal oil-derivative prices. Until 2005, the prices of certain oil-derivative products, especially gasoline and diesel, were periodically updated by Petrobras to minimize the differences between Brazilian and international prices. From September 2005 to May 2008, gasoline and diesel prices remained unchanged. In May 2008, Petrobras increased diesel and gasoline prices by 15% and 10%, respectively, in order to adjust internal prices for the successive increases in international oil prices. In order to minimize the effects of the increase in oil-derivative fuels on the inflation rate, the Brazilian government simultaneously announced a reduction in CIDE tax from R$0.28 per litre to R$0.18 per litre for gasoline and from R$0.07 per litre to R$0.03 per liter for diesel. As a result of CIDE’s reductions, the increase in the prices charged to the distributors was 9% for diesel and the price remained unchanged for gasoline, as CIDE’s reduction compensated such increase. However, with the worsening of the global financial crisis and the consequent slowdown in the global economy, prices of commodities fell sharply, including oil prices. As a consequence, prices of gasoline and diesel in international markets as of December 31, 2008, were lower than those in Brazil. In June 2009, Petrobras reduced diesel and gasoline prices by 15% and 4.5%, respectively. The Brazilian government simultaneously announced an increase in CIDE tax from R$0.18 per litre to R$0.23 per litre for gasoline and from R$0.03 per litre to R$0.07 per liter for diesel. As a result of CIDE’s increases, the decrease in the prices charged to the distributors was 10% for diesel and the price remained unchanged for gasoline, as CIDE’s increase compensated such reduction.

Ethanol prices are freely charged by the ethanol producers. In order to curb unfair competitive practices in the ethanol sales, some measures have been taken by the government, supported by Sindicom members. In April 2008, it became mandatory for fuel producers and distributors, as well as retail wholesale resellers - TRRs, to issue electronic tax invoices in all the states of Brazil. In addition, in June 2008 the government, through the Brazilian Congress, enacted the Law 11,727/08, based on the Provisional Measure 425 (“Medida Provisória 425”) which came into force in October 2008. Under this law two initiatives were imposed to prevent tax evasion: (i) increasing the proportion of collection of Social Integration Program Taxes (Programa de Integração Social - PIS) and Contribution for the Financing of Social Security Taxes (Contribuição para o Financiamento da Seguridade Social - Cofins) at distilleries from 25% to 40%, which is currently in place and (ii) requiring distilleries to install flow meters (“medidores de vazão”) to control the output of ethanol, which is still awaiting the definition of certain technical aspects to be implemented.

The role of Petrobras. Since its establishment in 1953, Petrobras maintained a legal monopoly in the exploration, production, refining, importing and transporting of crude oil and oil products in Brazil and its continental waters. This monopoly was confirmed in Brazil’s federal constitution enacted in 1988. As a result, Petrobras has historically been the sole supplier of oil-derivatives in Brazil. In November 1995, Petrobras’ monopoly was removed from the federal constitution by a constitutional amendment approved by the Brazilian Congress. According to this amendment, other state and private companies are permitted to compete against Petrobras in virtually all fields in which Petrobras operates. This amendment was also reflected in Law No. 9,478, dated August 6, 1997, which limited Petrobras’ monopoly to a maximum period of three years. Law No. 9,478 prescribed that the termination of Petrobras’ monopoly would be accompanied by the deregulation of oil, gas and oil-derivative product prices, and created a new regulatory agency, the ANP, to oversee all oil-related activities. However, in practice, Petrobras still remains basically the sole oil-derivative supplier of oil and oil-related products, including naphtha, LPG and oil-derivative fuels in Brazil, even though there are no legal restrictions on the operations of other suppliers and imports.

Since 1971, Petrobras has acted in the Brazilian fuels distribution market through its subsidiary BR — Petrobras Distribuidora. BR is the leader in the fuels distribution market and in 2008 its market share reached 34%, according to ANP.

The role of the ANP. The ANP is responsible for the control, supervision and implementation of the government’s policies related to oil, natural gas and biofuels. The ANP regulates all aspects of the industry, from the exploration and/or production to the sale of these products, including product quality standards and to the minimum storage capacities required to be maintained by distributors with respect to oil and oil products in Brazil. Prior to 1999, there were no formal requirements imposed by the Brazilian government on the fuels distribution segment. Distributors were only required to register with the national department of fuels or the national Petroleum Agent or the National Agency prior to starting operations. On December 30, 1999, the ANP established through Portaria No. 202, a number of requirements, with which all distributors must comply. In order to operate in Brazil, a fuels distributor must be licensed with the ANP and must meet certain minimum operating requirements, including:

•	minimum paid-in capital of R$1,000,000;

•	proof of financial capacity equivalent to expected volumes to be sold (proof of such capacity may include proof of ownership of assets, insurance or a bank guarantee).

ANP is also responsible for establishing the limits of oil-based fuel volume purchased by distributors based on their storage capacity. Fuel distributors are required to provide the ANP with monthly reports showing their previous month sales and the volume of oil derivative fuels ordered from Petrobras for the following four months.

Fuel distribution for service stations and large consumers must be carried out by a registered distributor or retail wholesale resellers - TRR, the latter being allowed to trade only diesel, lubricants and grease. Each distributor must provide the ANP with information regarding its contracted independent dealers on a monthly basis. The construction of storage facilities and approval for new retail sellers to operate is subject to the prior approval of the ANP. Service stations and storage facilities may only begin operations after ANP inspections.

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

Sindicom represents the interests of major Brazilian fuels distributors, which control approximately 80% of the Brazilian fuels market as of December 31, 2008. Sindicom was formed in 1941 and its primary purpose is to promote uniform standards for industry regulation and to provide a forum in which members can discuss matters affecting the industry. Sindicom represents its members in discussions before federal and state governmental bodies and presents its members perspectives on relevant laws and regulations, including those relating to taxation, operations, industrial and occupational safety and environmental protection.

During the 1990s, when the process of deregulation began in the fuels distribution sector in Brazil, a number of parties entered the market with a business model based on cost advantages derived from anticompetitive practices through fuel adulteration and tax evasion, including (i) diluting gasoline by mixing solvents or adding anhydrous ethanol in an amount greater than the 25% permitted by applicable law (anhydrous ethanol is not taxed and is cheaper than gasoline), (ii) non-payment of federal taxes on fuels, taxes on gross revenues and state value-added taxes and (iii) selling anhydrous ethanol mixed with water as hydrated ethanol. Such practices have enabled these players, all of them non-Sindicom distributors, to increase their market share by charging artificially lower prices based on artificially lower costs. Sindicom distributors, including Ipiranga, have taken, individually and collectively, a number of actions targeted at reducing or eliminating the effects of these anticompetitive and illegal practices. Among the actions taken were: (i) significant interaction with the Brazilian judiciary, including holding seminars for judges and prosecutors concerning the problems facing the industry and directly participating in tax litigation involving distributors that are not Sindicom members, (ii) sponsorship of the development of a chemical coloring solvent that according to ANP Resolution Nº 36 must be added to anhydrous ethanol in order to prevent the addition of water (and later to be sold as hydrated ethanol), (iii) support of ANP resolution No. 5 that restricts the sale of hydrated ethanol by producers to distributors and prohibits sales by producers to resellers or end-consumers, (iv) supporting ANP resolution Nº 7 that forbids distributors to sell fuels to resellers operating under another brand, except for white-flag dealers, who operate without a brand, (v) contribution to the development of CODIF, a system that electronically controls the collection of value-added taxes on fuel sales, (vi) support in the implementation of electronic invoices at the federal level, concluded in 2008, (vii) support for ANP resolution nº 33, which established brand definition and the obligation of disclosing the origin of the fuels in order to inhibit certain distributors from using a fake brand (known as cloned stations) and (viii) the suggestion of several other measures, including focusing the collection of PIS/COFINS - Social Integration Program Taxes and Contribution for the Financing of Social Security Taxes at distilleries and the installation of flow meters, which were included in Law 11,727/2008. As a result of these efforts, the more regulated market is leading to the weakening of the business model of lower prices based on artificially lower costs and unfair practices, creating a level playing field and increasing sales volumes of the formal market. In 2008, the share of ethanol volume sold by Sindicom members over the total market was 60%, compared to 56% in 2007.

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

Fuel distributors must obtain licenses from federal and regional environmental agencies and fire departments to implement and operate their facilities. They are required to develop programs to control air and water pollution and hazardous waste. Oil spill response and facilities emergency plans involving communities, public companies and other private companies must also be implemented. Fuel distributors must also comply with federal laws from the Ministry of Labor, which prescribes occupational health and safety standards. To maintain a safe and healthy workplace, companies must carry out comprehensive industrial hygiene and safety programs.

Fuels may be transported only under special conditions. In Brazil, transportation of dangerous products is regulated by federal transportation agencies and the regulations cover all modes of transport. These agencies establish several requirements for fuel transport based on United Nations recommendations.

Ipiranga

Ipiranga was founded in 1937 and is currently the largest private player in the Brazilian fuel distribution market, with approximately 14% market share as of December 31, 2008. With the acquisition of Texaco, Ipiranga increased its market share to approximately 22% in Brazil. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments.”

In 2008, Ipiranga distributed diesel, gasoline, ethanol, NGV, fuel oil, kerosene and lubricants in the South and Southeast of Brazil. In addition to a traditional fuels distribution business, Ipiranga has a significant and growing convenience store business, branded “am/pm,” as well as a lubricant servicing business, branded “Jet Oil”, and other related products and services.

Markets and marketing. The South and Southeast regions in which Ipiranga operated in 2008 represented 67% of total consumption in Brazil in 2008 and include the most highly populated states in Brazil, including São Paulo, Rio de Janeiro and Minas Gerais. However, the Ipiranga brand is also well known throughout other regions of Brazil once Ipiranga operated nationally prior to the acquisition of Ipiranga Group. Under the terms of the Ipiranga Group Transaction Agreements, Petrobras has the exclusive right to use Ipiranga’s brand in the operating regions of the Northern Distribution Business for five years from the date of the acquisition of Ipiranga Group. After the acquisition of Texaco, Ipiranga became a nationwide distributor as it began to operate in the Northeast, North and Mid-West regions of Brazil. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments — Description of the Acquisition of Texaco.”

Growth in the fuel distribution sector is directly influenced by GDP growth rates and by the size of car fleet. Vehicle sales in Brazil have been increasing at a fast pace due to higher disposable income and increased availability of credit in Brazil. GDP in Brazil increased by 5.1% in 2008 and 5.4% in 2007, which together with greater availability of credit, resulted in record levels of vehicle sales. In 2008 more than 2.7 million light vehicles were sold, a 14% increase compared to 2007, with most of the sales concentrated in the first nine months of 2008, presenting a 27% increase compared to the first nine months of 2007. However, since the fourth quarter of 2008, the deepening of the global financial crisis has resulted in a strong slowdown in global economic growth, also affecting Brazil. In order to minimize the effects of the crisis, the government reduced taxes levied on car sales to encourage an increase in demand in the sector. This measure has had positive effects in the automotive sector. See “Item 5.D. Operating and Financial Review and Prospects—Trend Information”. See “Item 4.B. Information on the Company—Business Overview—Fuels Distribution—Industry and Regulatory Overview”. Furthermore, recent legislative changes and inspection in the fuel distribution sector have progressively curbed unfair competition, creating a level playing field in the Brazilian distribution market. These improvements should benefit the formal market by capturing the volume from the grey market.

In 2008, approximately 2.7 million new light vehicles were registered according to ANFAVEA, an increase of 14% from 2007, with flex fuel cars increasing by 16%. The total light vehicles fleet in Brazil as of December 31, 2007, according to the last available data, was 24.3 million, according to Sindipeças (Brazilian Association of Autoparts Manufacturers). In 2008, the volume sold by Ipiranga grew by 8% compared to 2007, with (i) the combined sales volume of gasoline, ethanol and NGV increasing by 11% (453,000 cubic meters) driven by the growth in vehicle fleet and improvements to legislation implemented in the fuel distribution sector, with a 48% increase in ethanol sales as a result of the expansion in the number of flex-fuel vehicles and the increase of the volume sold by Sindicom members and (ii) diesel sales volume increasing by 7% in the period (454,000 cubic meters), as a result of increased economic activity until September 2008.

Ipiranga’s sales through its service stations accounted for 65% of total sales in 2008. As of December 31, 2008, there were 3,469 service stations operating under the Ipiranga brand in the South and Southeast of Brazil, of which 530 had the land either owned by us or under a long term lease to us and 2,939 owned by third parties. In 2008, 87% of these service stations were located in urban, high population density areas, with the remaining 13% being highway service stations.

Distribution to large consumers represented 27% of Ipiranga’s sales in 2008. Ipiranga directly sold to approximately 3,310 customers in 2008, including state and municipal governments and transportation fleet owners.

Ipiranga also sells diesel, lubricants, fuel oil and kerosene to approximately 150 independent TRRs that redistribute petroleum products to small and medium-sized companies throughout Brazil. Ipiranga’s TRR clients consist mostly of companies that have large fixed tanks at their facilities. These clients represented 7% of Ipiranga’s sales volume in 2008.

The relationship between Ipiranga and its clients is generally governed by exclusive supply contracts with terms ranging from 1 to 10 years. The types of contracts change according to the distribution channel. For service stations, contracts usually have longer terms (5 to 10 years) and may provide for the installation of pumps and tanks on the client’s premises and for the offering of financing and pre-payment discounts. Supply to large consumers and TRRs is rarely made under contracts and is mostly provided on a spot basis. When contracts are entered into with these clients, the terms range from 1 to 3 years.

The table below shows Ipiranga’s sales by product:

	Year ended December 31,
	(in thousand cubic meters)
Client category	2008	2007(1)	2006(1)
Diesel
Service station	3,100.4	2,890.9	2,741.8
Large consumers	3,097.0	2,903.0	2,779.6
Retail wholesale resellers - TRR	846.4	796.1	876.7
Total Diesel	7,043.8	6,590.0	6,398.1

Gasoline	3,039.2	3,039.4	3,034.9
Ethanol	1,424.5	961.0	538.5
Others	567,2	578.1	549,6

Total volume sold	12,074.7	11,168.5	10,521.1

(1)	Figures were prepared with the purpose of providing a comparison basis for the analysis of the evolution in the performance of Ipiranga. Figures for operations acquired are consolidated into Ultrapar since the second quarter of 2007.

Distribution infrastructure. Ipiranga had 38 storage terminals as of December 31, 2008 that were strategically located to facilitate fast and economic delivery of its products. There are two types of facilities: primary storage terminals, generally located near the coast and major cities, which are supplied by refineries through pipelines, and secondary storage terminals, which are mainly located inland, and are supplied by primary terminals by railroad or through road transportation for locations not accessible by railroad. Ethanol is supplied to the terminals, by road. Ipiranga has its own fleet of trucks, which is responsible for transportation of approximately 60% of the volume of fuels sold by Ipiranga, with the remaining portion of the transportation provided by third parties.

Resellers. Ipiranga generally enters into three types of arrangements with resellers: (i) we own land, equipment and buildings for a service station that we lease to an operator, (ii) a third party owns land, and leases it to us and we construct a service station facility or make improvements to an existing facility and lease the station to an operator and (iii) the operator or a third party owns the land and constructs a service station facility or makes improvements to an existing facility that is typically financed by us. For all of these arrangements Ipiranga not only owns, but is also responsible for installing the storage tanks and service pumps at the service stations. Under the terms of the contracts and in accordance with applicable law, each reseller operating under Ipiranga’s brand must purchase fuels exclusively from us. For the year ended December 31, 2008, approximately 65% of Ipiranga’s volume sold was through resellers.

In order to strengthen its relationship with its reseller network and differentiate itself from its competitors, Ipiranga has created incentive programs aiming at strengthening loyalty to Ipiranga’s brand. As part of these incentive programs Ipiranga provides yearly rewards to its service station owners with free trips abroad through the relationship program Clube do Milhão (Million Club) upon the accomplishment of pre-established targets. Ipiranga also establishes relationship programs with service stations’ employees, such as Clube Vip (VIP Club), in order to encourage the sale of added-value products and services, including credit cards, such as Cartão Ipiranga (Ipiranga private label credit card), Cartão Ipiranga Carbono Zero (Ipiranga Zero Carbon Card) and premium gasoline. Training programs are given to these employees focusing on developing their knowledge about the business and their capacity for selling products and services. Following its strategy of innovation in the retail segment and providing differentiated customer service, in 2008 Ipiranga launched Ipirangashop.com, a service which maximizes potential business from the large flow of consumers at its fuel service stations and combines two sales channels: the sale of car-related products in its fuel service stations, and the offering of some 18,000 items in a website. Ipirangashop.com is a partnership with Grupo Hermes, a large retailer in Brazil, which is in charge of the operational aspects of this service, including the purchase, inventory and delivery of the goods sold. Ipiranga, in turn, is responsible for marketing campaigns and for the implementation of Ipirangashop.com in its service station newtwork and website.

In addition, we monthly analyze our service stations and franchises’ results and compare them to established marketing plans in order to recognize and implement improvements for our resellers network, as well as to identify resellers who surpassed their individual targets and should be awarded under the incentive programs.

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

The ethanol fuel market in Brazil consists of more than 400 independent distilleries, producing sugar and ethanol from sugarcane. Ethanol production occurs approximately seven months per year. A portion of the production is stored in the distilleries to meet demand during the inter-harvest season. Distilleries produce two types of ethanol: (i) anhydrous ethanol, which must be blended with gasoline and (ii) hydrated ethanol, which is essentially used for flex fuel vehicles.

Prices of ethanol are determined by the market in Brazil with no governmental intervention. Producers and distributors mostly transact on a spot basis and rarely enter into long-term supply contracts (with set volume and price terms).

Ethanol in Brazil is substantially based on sugarcane, that can either be used to produce ethanol or sugar. From an ethanol producer’s perspective the production ratio between ethanol and sugar is determined based on the respective prices of ethanol in the Brazilian market and of sugar in the international markets, such choice being fundamental for leveraging the profitability of their plant. Although ethanol production is subject to favorable climate conditions, the risk of interruptions in supply is primarily confined to the end of the harvest.

Storage of fuels. Ipiranga stores its fuels in large tanks at each of its facilities located throughout the regions in which it operates. Primary facilities receive fuels directly from Petrobras by pipeline and from distilleries by road transportation and secondary facilities are supplied by railroad and truck. See “Item 4.D. Information on the Company—Property, Plant and Equipment.” In 2008, Ipiranga’s storage capacity was 272,406 cubic meters. Based on its 2008 average sales, Ipiranga can store approximately six-days of fuel supply, in line with the average of the fuel distribution industry. Accordingly, an interruption in the production of oil-based fuels for longer than that time period could result in shortages, such as the one that occurred during the Petrobras strike in 1995.

Competition. Ipiranga’s main competitors in 2008 were:

•	BR, a subsidiary of Petrobras, which has been operating in the Brazilian fuels distribution sector since 1971. BR is the Brazilian market leader and operates throughout the entire country.

•

Shell, a subsidiary of Royal Dutch Shell, which has a worldwide presence in more than 110 countries. In Brazil, Shell is the third largest fuel distributor and has been operating in the market since 1913.

•

Texaco, present in the market since 1915 and a former subsidiary of the Chevron Texaco Corporation, was the fourth largest fuel distributor in Brazil with over 2,000 service stations across the country. On March 31, 2009, Ultrapar closed the acquisition of Texaco. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments”.

•

Esso has been operating in Brazil since 1912 and was a subsidiary of Exxon Mobil Corporation group until 2008, when Cosan S.A. Indústria e Comércio (“Cosan”) acquired Esso’s fuel distribution business in Brazil. Cosan is the largest producer of sugar and ethanol in Brazil, but until the acquisition it did not operate in the fuel distribution market. The ethanol market is supplied by more than 400 distilleries, including Cosan.

•

Alesat, a domestic Brazilian fuel distributor created in 2006, as a consequence of the merger of Ale and Satelite, is present in 21 Brazilian states. In December 2008, Alesat acquired the fuel distribution business of Repsol YPF in Brazil, which had a 1% market share in 2008.

The following table sets forth the market share of Ipiranga and its competitors based on ANP data:

	Year ended December 31,
Distributor (1)	2008	2007	2006
Petrobras	34.4	34.6	31.1
Ipiranga	13.8	14.2	13.8
Shell	11.7	11.4	11.2
Texaco	8.2	8.8	8.7
Esso	5.3	5.7	6.1
Alesat(2)	3.7	4.1	3.8
Others	22.8	21.2	25.3

Total cubic meters	100.0	100.0	100.0

(1)	Includes the volume sold of gasoline, ethanol and diesel.
(2)	Includes Repsol.

The retail market for gasoline, diesel and ethanol in Brazil is highly competitive. Prices to retailers tend to be similar among competing distributors, particularly due to low margins in the sector. Therefore, our strategy is to differentiate ourselves in the market by offering value-added services to complement our main products, with the goal of becoming the preferred customer choice. In line with this strategy, in 2008 Ipiranga launched Ipirangashop.com, offering new products and services to the customers in its service stations and increasing the sources of revenues for itself and its resellers. In 2007 Ipiranga invested in the marketing campaign Gasolina Original (Original Gasoline) aiming at reinforcing the quality and reliability of Ipiranga’s gasoline. In 2007, Ipiranga also launched Gasolina Original Aditivada, a premium gasoline, with a higher added value. Media campaigns were made for the launch of this product and the sales of this premium gasoline were included as targets of our incentive programs, such as Clube Vip and Clube do Milhão. In order to add value to the diesel sold, Ipiranga offers complementary programs to facilitate control of the product sold to large consumers allowing them to reduce their fuels costs, such as the Freight Monitor (Controle Teleprocessado de Frotas) and Digital Freight (Frete Digital). The following graph shows sales volumes for the Brazilian market and Ipiranga for the periods indicated:

(1)	Figures were prepared with the purpose of providing a comparison basis for the analysis of the evolution in the performance of Ipiranga. Figures for operations acquired are consolidated into Ultrapar since second quarter of 2007.

(2)	Includes diesel, gasoline, ethanol and natural gas for vehicles, fuel oils (Source: ANP, Brasil Energia and Sindicom).

Quality. In 1998, Ipiranga Londrina Terminal received the first ISO 14001 (Environmental Management System) certificate for a fuel distribution terminal in Latin America. In addition, our Rio de Janeiro lubricant factory obtained an ISO 9001 (Quality Management System) certificate in 1998. In 1999, Ipiranga’s Betim Terminal obtained ISO 9001 and ISO 14001 certifications and OHSAS 18001 in 2008.

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

First generation companies. Brazil’s first generation companies, which are referred to as “crackers,” break down or “crack” naphtha (a by-product of the oil refining process), their principal feedstock, into basic petrochemicals. In Brazil, the crackers supply their naphtha requirements from Petrobras and through imports. Currently, Petrobras is the major Brazilian producer of naphtha. The basic petrochemicals produced by the crackers include olefins, primarily ethylene, propylene and butadiene, and aromatics, such as benzene, toluene and xylenes. Braskem, with two plants, one located in Camaçari and another one in Triunfo, and

Petroquímica União, known as PQU (a subsidiary of Quattor) — Brazil’s three naphta crackers — sell these basic petrochemicals to second generation companies. The basic petrochemicals, which are in the form of either gases or liquids, are transported to the second generation companies through pipelines for further processing. This sector passed through a restructuring process during the last few years, with the emergence of Braskem and Quattor as consolidators, with the participation of Petrobras as a relevant minority shareholder in both companies.

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

In 2008, there were approximately 45 second generation companies operating in Brazil, including Oxiteno. The intermediate petrochemicals are produced in solid form (as plastic pellets or powders) and in liquid form and are transported through roads, railroads or by ship to third generation companies.

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

The São Paulo complex, located in the municipality of Santo André and Mauá in the state of São Paulo, was created in 1972 and is the oldest petrochemical complex in Brazil. Its cracker, PQU, supplies first generation petrochemicals to 23 second generation companies including Oxiteno. PQU has an ethylene production capacity of 720,000 tons per annum.

The southern complex, located in the municipality of Triunfo in the state of Rio Grande do Sul, is based around the raw materials cracker, Braskem, and includes seven second generation companies. Braskem’s plant in Triunfo has an ethylene production capacity of 1.2 million tons per annum. Oxiteno does not purchase ethylene from Braskem in Triunfo, but purchases C4, a raw material used in the production of Methyl-ethyl-ketone, or MEK.

In December 2005, RioPol, a subsidiary of Quattor located in the state of Rio de Janeiro, started operations of its ethylene production plant based on natural gas. RioPol has an ethylene production capacity of 520,000 tons per year. All of RioPol’s ethylene production is used in its own polyethylene production.

Role of Petrobras. Naphtha is the raw material used in Brazil for the production of basic petrochemicals such as ethylene and propylene. Petrobras is still the most important naphtha supplier in Brazil, even though its legal monopoly ended in August 2000. See “4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Industry and Regulatory Overview” for a discussion of the termination of the Petrobras monopoly.

Naphtha prices have been freely negotiated since August 9, 2000 in Brazil between Petrobras and its customers.

Environmental, health and safety standards. Petrochemical companies are subject to Brazilian federal, state and local laws and regulations governing the protection of the environment. At the federal level the main regulators are CONAMA and the Ministry of Labor.

In accordance with environmental laws and regulations, petrochemical companies are required to obtain licenses for their manufacturing facilities from competent environmental authorities, which may also regulate their operations by prescribing specific environmental standards in their operating licenses. Petrochemical companies must satisfy regulatory authorities that the operation, maintenance, and reclaiming of facilities comply with regulations and do not cause damage to the environment.

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

Oxiteno

We operate in the chemical sector through the second generation company, Oxiteno, a wholly owned subsidiary of Ultrapar. Oxiteno is the only Brazilian producer of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers and methyl-ethyl-ketone. Oxiteno is also a major producer of specialty chemicals. Besides a plant in Venezuela, Oxiteno is the only ethylene oxide producer in South America. Its products are used in a broad range of industrial sectors, such as cosmetics, detergents, crop protection chemicals polyester, packaging, paints and varnishes. During the year ended December 31, 2008, Oxiteno sold 567 thousand tons of chemical and petrochemical products.

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

Commodity products. The following are Oxiteno’s principal commodity products and their principal uses and markets:

Ethylene oxide. Ethylene oxide is a colorless and highly flammable gas at room temperature and atmospheric pressure. Ethylene oxide is produced in a continuous production process by gaseous phase catalytic partial oxidation of ethylene by oxygen at high temperature and pressure. In 2008, Oxiteno used approximately 97% of its ethylene oxide production in the production of derivatives and sold the remaining 3% to other petrochemical companies.

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

Specialty chemicals. The following table sets forth Oxiteno’s principal specialty chemical products and their principal uses and markets.

Major Markets	Specialty Chemicals	Examples of uses and effects
Detergents	Alkylbenzene sulfonic acids, alkylsulfates, alkyl ether sulfates, ethoxylated alkylphenols, ethoxylated fatty alcohols, polyethyleneglycols, alkanolamides, betaines, sulphosuccinates, block copolymers EO/PO	Used in detergents, the specialty chemicals are added mainly to improve cleaning power and foaming and to reduce skin irritability.

Crop protection chemicals	Ethoxylated fatty amines, ethoxylated alkylphenols, alkyl ether sulfates, blends, naphthalene sulfonate, ethoxylated vegetable oil, copolymers EO/PO	Used as part of the composition of crop protection chemical, such as herbicides. Increases their efficiency, by improving soil penetration and adherence of the products to plant surfaces.

Cosmetics	Alkylsulfates, alkyl ether sulfates, betaines, ethoxylated fatty alcohols, polyethyleneglycols, alkanolamides, ethoxylated sorbitan esters, sorbitan fatty esters	Used in cosmetics as moisturizers, detergents for foaming and residue removal, and reduction of eye irritation in shampoos.

Foods	Sorbitan fatty esters, ethoxylated sorbitan esters, emulsifiers, stabilizers, dispersants	Principally used as additives for breads and cakes, improving their texture and consistency, and as an emulsifier responsible for ice cream creaminess.

Textiles	Ethoxylated alkylphenols, ethoxylated fatty alcohols, ethoxylated vegetable oils, ethoxylated fatty amines, antistatic agents, lubricants, softeners, emulsifiers, antifoamers, mercerizing additives, humectants, low foam detergents	Used in the processing of textiles, improving spinning and weaving performance. Permits greater evenness in the mixing of fibers, dyeing, bleaching and improving the softness of the final cloth.

Leather	Ethoxylated alkylphenols, polyethyleneglycols, naphthalenes, sulfonates	Applied from the beginning of the leather processing stage up to the finishing stage as an emulsifier, detergent, degreaser, dispersant, moistener, color penetrating agent and vulcanization additive (manufacture of soles).

Oil field chemicals	Block copolymers EO/PO, condensed naphthalenes, sulphonates, sorbitan fatty esters	Used directly as hydraulic fluids in vehicles. Brake fluids guarantee brake system performance and safe braking. Cooling liquids help to cool the motor and maintain the correct operating temperature.

Domestic sales. The Brazilian petrochemicals industry seeks to prioritize demand from the domestic market, where there is greater value added, although sales are also made to the overseas market. While Oxiteno sells the larger part of its commodities and specialty chemicals in Brazil, production capacity exceeds domestic market demand, with Oxiteno exporting surplus production to more than 40 countries in Asia, Latin America, Europe and North America. Oxiteno maintains production capacity above local demand for strategic reasons. For the years ended December 31, 2008, 2007 and 2006, 29%, 30% and 28% of Oxiteno’s net sales, respectively, were from exports. For the years ended December 31, 2008, 2007 and 2006, 30%, 29% and 29% of Oxiteno’s volume, respectively, were from exports. In the Brazilian market, mono-ethylene glycol, or MEG, produced by Oxiteno, is sold mainly to chemical companies that manufacture polyester fiber, which is used to produce a variety of fabrics, and is also sold to producers of polyethylene terephthalate, or PET, which is a polymer used to make packaging, such as soft drink bottles.

The following table shows Oxiteno’s domestic market sales volume by market segment for the period indicated:

	Year Ended December 31,
Market sector	2008	2007(1)	2006
	(in thousand metric tons)
Polyester (fabrics and PET)	18.5	75.3	81.9
Paints and varnishes	33.0	32.7	24.7
Chemical industries	44.6	56.9	50.7
Detergents	46.3	55.1	36.7
Hydraulic fluids	31.1	31.1	27.7
Crop protection chemical	61.6	54.7	47.2
Resins	31.6	28.3	21.2
Cosmetics	29.1	19.6	15.7
Leather	8.4	8.2	11.0
Textiles	5.4	5.8	6.0
Food	3.7	3.3	3.3
Distributors	57.9	60.4	43.7
Others(2)	25.5	27.0	16.5

Total Brazilian market	396.8	458.3	386.3

(1)	Figures in 2007 were reclassified to reflect the consolidation of EMCA into Oxiteno from the second quarter of 2007 onwards, reflecting the effective management responsibility for the business.
(2)	Includes catalysts, civil construction, pharmaceutical and veterinary product manufacturers.

Many of Oxiteno’s commodity product prices in the Brazilian market are set by reference to international contract prices in U.S. dollars, although the prices are denominated in reais. For specialty products, sales are individually negotiated and sometimes made pursuant to contracts. Specialty chemicals are designed to meet specific customer needs and are less exposed to replacement by imported products. Accordingly, specialty chemicals have a higher value added and Oxiteno has more flexibility in pricing for these products.

Sales outside Brazil. Oxiteno’s export sales are made mainly to customers in Europe, in the Far East and in the Mercosur region. In Europe, Oxiteno exports mainly to Belgium, Italy and Netherlands. In the Far East, Oxiteno exports to South Korea, China and Taiwan.

The following table sets forth Oxiteno’s sales by volume for each geographic market served by Oxiteno in the periods indicated:

	Year Ended December 31,
Breakdown of sales volume outside Brazil	2008		2007		2006
	(in thousand metric tons and percentage of the total)
From Oxiteno Brazil
Mercosur (not including Brazil)	38.6	23%	53.2	28%	59.4	38%
Europe	27.4	16%	37.3	20%	24.6	16%
Far East	19.4	11%	25.5	13%	18.8	12%
NAFTA	11.0	6%	20.7	11%	13.7	9%
Other	9.0	5%	12.7	7%	12.4	8%
Sub-Total	105.4	62%	149.4	79%	128.9	82%

From Oxiteno Mexico
Mexico	24.4	14%	20.2	11%	18.0	11%
USA	15.7	9%	8.7	5%	6.7	4%
Other	6.1	4%	5.9	3%	3.8	2%
Sub-Total	46.2	27%	34.8	19%	28.5	18%

From Oxiteno Andina
Venezuela	17.0	10%	4.7	2%	—	—
Other	1.9	1%	0.3	0%	—	—
Sub-Total	18.9	11%	5.0	2%	—	—

Total	170.5	100%	189.2	100%	157.4	100%

Oxiteno exports a wide variety of chemical products including glycols, MEK, ethoxylated alkylphenols, glycol ether acetates, glycol ethers, ethanolamines, ethoxylated fatty amines and other ethoxylated products.

With the acquisition in December 2003 of Oxiteno Mexico (formerly CANAMEX), a Mexican specialty chemicals company, Oxiteno has been focusing on establishing a growing presence in the Mexican market for specialty chemicals and create a distribution platform for its product sales to the United States. At that time. Oxiteno Mexico had two production units, manufacturing principally ethoxylates, which were operating at 25% production capacity, on the acquisition date due to serious financial difficulties being faced by Oxiteno Mexico. Currently, most of Oxiteno Mexico’s production is sold to the domestic Mexican market, largely for the food, agrichemical, oil and textile segments. The remaining sales volume is exported, mainly to the United States. In April 2007, Oxiteno acquired the operating assets of Unión Química SA de CV, in San Juan Del Rio, Mexico, adding 8,600 tons/year to Oxiteno Mexico’s production capacity of sulfonates and sulfates. See “Item 4.A. Information on the Company — History and Development of the Company.”

For the year ended December 31, 2008, Oxiteno Mexico’s sales volume totaled 46,183 tons (including the sales volume from Unión Química). Oxiteno Mexico experienced strong growth in 2008, with 33% year-over-year growth in volume sold. We believe Oxiteno Mexico’s success represents a positive step in our expansion outside Brazil, and also strengthens Oxiteno’s brand.

In September 2007, Oxiteno acquired 100% of the shares of Arch Química Andina in Santa Rita, Venezuela (renamed Oxiteno Andina). With this acquisition, Oxiteno increased its ethoxylates production capacity by 70,000 tons/year. For the year ended December 31, 2008, Oxiteno Andina’s sales volume totaled 18,869 tons.

As part of our strategy to grow outside of Brazil we opened commercial offices in Buenos Aires, Argentina in 2006, in New Jersey, United States in 2007 and in Brussels, Belgium in 2008.

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

Oxiteno’s principal customers in the domestic market include Monsanto, which mainly purchases ethanolamines, Clariant S.A., which mainly purchases ethylene oxide and ethoxylated products, and Indústrias Gessy Lever Ltda (Unilever), which mainly purchases surfactants. In the international market, Oxiteno sells both to industrial customers, including Manufacturas de Fibras Sintécticas S.A. (Mafissa), Syngenta S.A. and Procter & Gamble Chemicals Europe, as well as trading companies and other third-party distributors. Oxiteno’s largest customer in the international market is Oxyde Chemicals, Inc., a major trading company for glycol, which accounted for approximately 3% of Oxiteno’s total revenues in 2008. In 2008, Oxiteno’s ten largest customers accounted for 28% of its net sales. No single customer accounted for more than 5% of Oxiteno’s net sales in such year.

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

In the case of specialty chemicals, pricing is a less decisive competitive factor than with true commodity chemicals, while conformity with specifications, product performance and reliability of service are comparatively more important. Access to technology, technical assistance and research and development are important factors with regard to conformity to specifications and product performance, especially in the development of new products to meet customers’ needs. Oxiteno’s strategy involves ensuring access to technology through its own research and development activity, licensing and joint ventures, if appropriate opportunities become available.

Oxiteno’s principal competitors are Shell Brasil Ltda., Exxon Mobil Química Ltda., Dow Brasil S.A., Lyondell Química do Brasil Ltda., Cognis Brasil Ltda., Clariant S.A. and BASF S.A..

Research and development. Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. As of December 31, 2008, 114 employees of Oxiteno were engaged in research and development and engineering activities. Oxiteno’s research and development expenditures in 2008, 2007 and 2006 were R$18.5 million, R$19.4 million and R$18.4 million, respectively. In 2004, Oxiteno founded its own “Science and Technology Council,” with six of the world’s major specialists in surfactants being members. The Council, which first met from December 7 to 10, 2004 and again in September 2005, October 2006, September 2007 and September 2008, analyzes critically the company’s research and development projects portfolio, as well as the methodology used. These recommendations enable the company to increase its efficiency in research and development, as well as enlarge its partnerships with international entities.

Raw materials. Oxiteno’s principal raw material is ethylene. For the year ended December 31, 2008, ethylene was responsible for 40% of Oxiteno’s variable costs of production and approximately 34% of its total cost of sales and services. Among Oxiteno’s other raw materials, the principal materials include butenes, ethyl, butyl and lauryl alcohols, oxygen and acetic acid. Supply of ethylene constitutes an entry barrier for new ethylene oxide producers in the country since the current production capacity of ethylene by Brazilian crackers is committed to existing second generation companies, including Oxiteno, and significant investments are needed for the construction of a new cracker. Ethylene is difficult and expensive to transport and store because it must be kept at a temperature below -200 degrees Fahrenheit (-100 degrees Celsius) during transportation and storage, therefore importing and exporting of ethylene is generally uneconomical. Accordingly, the naphtha crackers, including Braskem and PQU, are largely dependent for their sales upon the second generation petrochemical companies, such as Oxiteno, located in the respective petrochemical complexes. However, ethylene oxide derivatives are regularly imported by the major international petrochemical companies and by international and domestic trading companies.

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

Oxiteno has a long term contract with Braskem governing the conditions for the supply of ethylene from Braskem to Oxiteno. Under the terms of the agreement, Oxiteno is currently required to purchase at least 190,000 tons of ethylene per year and for 2010 will be required to purchase at least 210,000 ton. After the conclusion of the ethylene oxide production capacity expansion at Oxiteno’s Camaçari plant in 2010, Braskem will be required to supply Oxiteno with up to 265,000 tons of ethylene per year until 2021. The supply price is indexed to ethylene prices on international markets and on the volume purchased by Oxiteno.

In August 2008, Oxiteno signed an ethylene supply agreement with PQU, valid until 2023. The contract establishes and regulates the conditions for the supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 19,800 tons of ethylene semiannually.

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

First generation petrochemical companies undergo scheduled maintenance stoppages. Oxiteno anticipates these stoppages by building up inventory. Oxiteno also uses these planned stoppages for regular maintenance work on its own plants or eventual substitution of catalysts or for expansion of installed capacity. Braskem and PQU’s last scheduled downtime was in June 2008 and August 2008, respectively and there were no problems in the re-start.

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

The following table shows the prices paid to Braskem and PQU for ethylene per metric ton for the periods indicated (period averages, except for maximum and minimum prices):

	Braskem	PQU
	(R$/ton)
2008
First Quarter	2,806.46	3,123.33
Second Quarter	2,961.27	3,244.51
Third Quarter	3,124.40	3,395.70
Fourth Quarter	3,420.63	3,531.05
Maximum Price in Year	3,460.64	3,571.10
Minimum Price in Year	2,664.57	3,100.00
Year Average	3,078.19	3,323.65

2007
First Quarter	2,628.90	2,793.33
Second Quarter	2,621.28	2,873.33
Third Quarter	2,603.29	2,865.63
Fourth Quarter	2,651.25	2,996.67
Maximum Price in Year	2,777.41	3,070.00
Minimum Price in Year	2,517.65	2,760.00
Year Average	2,626.18	2,882.24

2006
First Quarter	2,502.33	2,614.00
Second Quarter	2,479.67	2,666.67
Third Quarter	2,703.05	2,820.00
Fourth Quarter	2,688.65	2,823.33
Maximum Price in Year	2,730.49	2,840.00
Minimum Price in Year	2,335.00	2,552.00
Year Average	2,593.42	2,731.00

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

Other raw materials. For the year ended December 31, 2008, other raw materials, principally oxygen, lauryl alcohol, palm kernel oil, ethanol, C4, butyl alcohol, acetic acid, nonene, phenol, primary fatty amine, fuel oil and LAB accounted for approximately 29% of Oxiteno’s variable costs and 25% of its total costs of sales and services.

Oxiteno generally obtains these other raw materials from a variety of sources, except for phenol, which Oxiteno purchases principally from a single supplier, Rhodia Poliamida Especialidades Ltda., and for C4, which is supplied by Braskem in Triunfo.

Utilities. Steam, electric power and natural gas are the main utilities required for Oxiteno’s production. Part of the electricity and steam used by Oxiteno is generated internally and part is purchased from electricity companies and third-party suppliers of steam in the regions where Oxiteno’s plants are located. Natural gas is purchased from local companies.

Income tax exemption status. Pursuant to legislation that provides tax relief for industries located in the northeast region of Brazil, Oxiteno benefited from an income tax exemption on operating profits from sales of its products at the Camaçari plant until December 2006. In December 2006, the Camaçari plant’s income tax exemption expired and a request was filed with ADENE (Northeast Development Agency), the agency in charge of managing this incentive program, seeking a 75% income tax reduction until 2016. The income tax reduction was approved by ADENE in May 2007. Income tax exemptions amounted to R$31.1 million, R$24.1 million and R$40.5 million for the years ended December 31, 2008, 2007 and 2006, respectively. We cannot guarantee that there will be no amendments to the current tax legislation. For further information see Note 22(d) to our consolidated financial statements.

Maintenance and quality control. Oxiteno carries out a program of preventive maintenance at each of its plants and uses statistical analysis to help predict production problems. The stoppages due to the maintenance program take place at the same time as the stoppages for the change of the ethylene oxide catalyst. In the case of the ethylene oxide and ethylene glycol units at the Mauá and Camaçari plants, which have continuous production processes, maintenance is preferably scheduled for periods when the relevant cracker, which supplies ethylene to the plant, is scheduled to be shut down for maintenance. Each cracker is typically shut down for maintenance for a period of approximately 20 days every 36 to 48 months. Braskem and PQU’s last scheduled stoppages lasted for 15 and 70 days, respectively. The same happens to the Triunfo plant, which receives butane from Braskem. In the case of the other production units at such plants and the Tremembé plants, maintenance is performed during scheduled breaks in production. Oxiteno uses its own employees for specialized maintenance and uses third-party contractors for routine maintenance. In addition, Oxiteno has a team of employees responsible for quality control that operates continuously.

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

Logistics

Ultracargo

Ultracargo is the largest provider of storage for liquid bulk in South America. Ultracargo’s main differentiating characteristic is the strategic location of its facilities, located at port terminals and rail junctions for providing services that require special handling. Transportation services at Ultracargo include integrated multimodal transportation as well as the receiving and dispatching of customer’s goods. Ultracargo also offers ship loading and unloading services, the operation of pipelines, logistics programming and installation engineering. In 2007, after the acquisition of Petrolog, Ultracargo increased the internal logistics services it is able to offer at its customers’ facilities. Ultracargo is one of the few companies in the Brazilian market to offer transport, storage services for liquid bulk and internal logistics services. Ultracargo’s ten largest clients accounted for 65% of its revenues in 2008, with its three largest clients, Braskem, Ultragaz and Oxiteno accounting for 26%, 6% and 6%, respectively, of Ultracargo’s revenues. Ultracargo’s strategic location of its operations, close to the main Brazilian port terminals, railroad junctions and roads, is one of the company’s main strengths and a key driver of integrated services profitability. The latest available data shows that Ultracargo accounted for approximately 74% of all tank capacity for liquids at the Aratu Terminal in the State of Bahia, which serves South America’s largest petrochemicals complex. The company is also present in the port of Santos, in the state of São Paulo, which was responsible for approximately 25% of the Brazilian foreign trade in 2007 (US$281 billion in 2007), according to last available data. The Santos Intermodal Terminal (TIS) is the second largest storage facility operated by Ultracargo and was inaugurated in mid-2005.

As of December 31, 2008, Ultracargo operated a fleet of approximately 580 trucks and storage facilities with a capacity of 530,062 cubic meters, including 169,775 cubic meters derived from the acquisition of União Terminais, and an area of 30,700 square meters. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of União Terminais.” Ultracargo’s history is one of pioneering logistics solutions in the Brazilian market.

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

Ultracargo, through a fleet of tanker trucks, offers transportation services for chemical products, fuels and other special bulk cargo in several major industrial regions in Brazil. In 2008, Ultracargo operated a fleet of approximately 580 trucks and, in the years ended December 31, 2008, 2007 and 2006, transported approximately 2.2 million, 2.1 million and 2.1 million tons, respectively.

In the LPG distribution industry, Ultracargo provides bulk transportation from Petrobras’ facilities to filling stations of the distributors and between the distributors and their final industrial clients.

In 1997, Ultracargo began operating in the market for bulk transportation of solid chemical products, an important sector of the transport business in the domestic market in which products are transported utilizing special silos and semi-trailers. Ultracargo believes that it has a competitive advantage to offer to clients in certain segments that require outstanding quality and safety standards. For the year ended December 31, 2008, Ultracargo transported approximately 720,8 tons of solid chemical products, which accounted for approximately 18% of Ultracargo’s revenues in this period.

Transportation regulation. Ultracargo’s principal market for transportation is the chemical industry. Therefore, besides the general Brazilian transport regulation (National Code of Traffic — Law 9,503/1997), Ultracargo is subject to specific legislation that rules the transportation of hazardous products, mainly Decree 96,044/88, Portaria 204 of the Ministry of Transportation and Resolution 420/04 of the National Agency of Road Transportation. According to these regulations, a vehicle transporting hazardous materials must have clear indication of what kind of products are being transported as well as carry symbols identifying whether the material is inflammable. The vehicle is also subject to INMETRO — Instituto Nacional de Metrologia, Normalização e Qualidade Industrial — inspection every three years in order to attest that it complies with the current legislation. The regulation also provides specific rules regarding parking, travel itinerary, documentation and emergency procedures. Violations of the legislation are subject to monetary fines and cancellation of the registry for product transportation.

Storage. Ultracargo primarily provides storage services for liquid bulk, especially chemicals, fuels and vegetable oil. Ultracargo provides storage facilities to Braskem and most of the second-generation petrochemical companies in the Northeastern Petrochemical Complex, including Oxiteno. Transactions between Ultracargo and Oxiteno are carried out strictly on an arm’s-length basis. At the end of 2003, Ultracargo maintained five storage terminals — in Aratu and Camaçari in the state of Bahia, in Paulínia and Santos in the state of São Paulo, and in Suape in the state of Pernambuco. In late 2004, Ultracargo completed construction of an intermodal terminal in Montes Claros, in the state of Minas Gerais.

Ultracargo completed the construction of another intermodal terminal in Santos (TIS) in mid-2005. This project is Ultracargo’s second port installation to integrate road, rail and maritime transportation systems, the first being Aratu. Ultracargo’s investment in this terminal was approximately R$80 million. The terminal occupies an area of approximately 64,000 square meters that hosts 33,500 cubic meters of tankage space for chemical products, 40,000 cubic meters for ethanol and 38,000 cubic meters for vegetable oils. The terminal was built in partnership with Crystalsev and Cargill/ Coinbra.

In December 2006, Ultracargo completed the expansion of its terminal in Suape, adding 11,260 cubic meters to the previous capacity.

In 2007, Ultracargo added 9,300 square meters to its solid products storage area through: (i) Suape’s Logistics Terminal (TLS), in Suape, Pernambuco, with a 3,300 square meter area; (ii) Mauá’s Logistic Terminal (TLM) in Mauá, São Paulo, with a 4,800 square meter area; and (iii) the expansion of Camaçari Terminal adding 1,200 square meters. Ultracargo also expanded its liquid storage capacity with the addition of 10,000 cubic meters to Aratu.

In 2008, Ultracargo added 183,925 cubic meters to its liquid bulk storage capacity through: (i) the acquisition of União Terminais which added 169,775 cubic meters and (ii) the expansion of its terminal in Aratu, adding 14,150 cubic meters. Ultracargo also expanded its solid storage capacity with an additional 10,200 square meters in its Mauá Logistic Terminal.

Income tax exemption status. Pursuant to legislation which offers tax relief to industries located in the northeast region of Brazil, Ultracargo enjoys a 75% reduction in income tax on the total operating profits from its Aratu terminal, valid through 2012, and a 75% reduction in income tax on operating profits from acetic acids and butadiene product storage activities at the Suape Terminal, valid through 2015. For the years ended December 31, 2008, 2007 and 2006, tax breaks totaled R$1.6 million, R$0.8 million and R$1.0 million, respectively. We cannot assure that there will be no amendments to the current legislation. For further information see Note 22(d) to our consolidated financial statements.

Quality. In 2007, Ultracargo’s main terminal in Aratu obtained an ISO 14,000 certification. In 2006, Ultracargo completed its ISO 9001:2000 recertification process. The evaluation process occurred under a unified Quality Management System for the entire country. In 2005, Ultracargo was the first Brazilian company to go through the recertification process by SASSMAQ (Safety, Health, Environment and Quality Evaluation System), a program from ABIQUIM, the Brazilian Chemical Industries Association. The purpose of the system is to ensure that service providers in this industry comply with the technical standards required by the chemical industry, reducing, therefore, the risks in transportation and distribution. Paulínia Intermodal Terminal (TIP) obtained the ISO 14000 certification in 2004.

Oil Refining

RPR consists of a refinery in the city of Rio Grande, in the state of Rio Grande do Sul, in the Southern region of Brazil. The refinery’s nominal capacity is 17,000 barrels per day, and its principal products include gasoline, diesel, naphtha, fuel oil, LPG, kerosene, maritime bunker and asphalt. RPR’s capacity corresponds to 1% of the total Brazilian refining capacity. During 2006, the Ipiranga Group faced difficulties in keeping its refinery operating at full capacity, due to an increase in international oil prices, to which the refinery’s costs are linked, without a corresponding increase in oil derivatives prices in Brazil. This led the Ipiranga Group to suspend its operations for five months during that year. In 2008, the average production of the refinery was 9,064 barrels per day, which represented 53% of the refinery’s nominal capacity, and less than 1% of the total Brazilian oil refining capacity, according to ANP data. Ultrapar currently owns approximately one third of the capital of RPR. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Ipiranga Group” and “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments “. RPR’s results have been proportionally consolidated into Ultrapar’s financial statements since the acquisition of Ipiranga Group. Results generated by the oil refining operations are not significant to Ultrapar.

From the last quarter of 2007 to December 2008, RPR faced a challenging operating scenario, due to costly raw material and market selling prices below international benchmarks. Although raw materials prices have decreased since late 2008, leading to improved margins in the first quarter of 2009, no assurance can be given that the company will continue to operate throughout this year. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments.”

Insurance

We maintain insurance policies covering all the facilities of our wholly owned subsidiaries, which we consider appropriate to cover the risks to which we believe we are exposed, including loss and damage from fire, lightning, explosion of any nature, windstorm, plane crash and electrical damage. Our insurance policies provide coverage of up to a maximum of US$852 million, including business interruption, as of December, 2008.

We have additional insurance that covers all our wholly owned subsidiaries with coverage of up to a maximum of US$400 million for losses and damage incurred by third parties as a result of any accidents that occur in connection with our commercial/industrial operations and/or the distribution and sale of our products and services.

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

C. Organizational Structure

The following chart shows our organizational structure for our principal subsidiaries as of December 31, 2008:

(1)	Percentages represent approximate ownership of voting share capital and total capital (voting capital/total capital).
(2)	Minority participations in Utingás are mainly held by Liquigás Distribuidora S.A. and SHV Gas (31% and 8% of voting capital, respectively).
(3)	RPR was a wholly owned subsidiary of Ultrapar Participações S.A. as of December 31, 2008, jointly managed by Petrobras, Ultrapar and Braskem since the acquisition of Ipiranga Group pursuant to the Ipiranga Group Transaction Agreements. The percentages presented in the chart above represent the effective management of RPR. See “Item 4.B. Information on the Company — Business Overview — Oil Refining” and See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments”.

We conduct LPG distribution through Ultragaz. Ultragaz operates through three primary subsidiaries, Companhia Ultragaz, Bahiana, and Utingás. The first two companies operate in the filling and distribution of LPG bottles. Bahiana operates primarily in the Northeast regions of Brazil and Companhia Ultragaz serves South, Southeast and Mid-West regions of Brazil. Utingás is an LPG storage company, with facilities in the states of São Paulo and Paraná.

We conduct our fuel distribution business through Ipiranga, represented by our wholly owned subsidiary CBPI, except for CBPI’s subsidiaries that operates in the LPG distribution business. See “Item 4.A. Information on the Company — History and Development of the Company. Ipiranga covers the distribution and marketing of petroleum products, fuel ethanol and NGV in the Southeast and South regions of Brazil. CBPI also controls am/pm, the master franchisor of the am/pm brand in Brazil and Tropical Transportes, which provides transportation services for Ipiranga and other fuel distributors.

We conduct petrochemical and chemical activities through our wholly owned subsidiary, Oxiteno. Oxiteno operates in the petrochemical and chemical sector directly and through its subsidiaries, Oxiteno Nordeste, Oleoquímica, EMCA, Oxiteno Mexico and Oxiteno Andina. Oxiteno directly operates plants located in the state of São Paulo. Oxiteno Nordeste operates plants located in Camaçari, in the state of Bahia, and in Triunfo, in the state of Rio Grande do Sul. Oleoquímica and EMCA also operate in the Camaçari plant. Oxiteno Mexico operates three plants in Mexico, including the acquired plant of Unión Química. Oxiteno Andina operates one plant located in Venezuela. Oleoquímica is the subsidiary through which we built a fatty alcohol plant in Camaçari.

We conduct special bulk cargo logistics through our wholly owned subsidiary, Ultracargo, which operates through its subsidiaries Transultra, Tequimar and Petrolog. Transultra provides transportation services throughout Brazil, as well as in Argentina and Chile. Tequimar maintains storage facilities at six port terminals located near two of the main petrochemical complexes in Brazil, Camaçari and São Paulo and Petrolog provides in-house logistics services.

D. Property, Plants and Equipment

Ultragaz

Plants. Ultragaz’ LPG distribution network includes 15 filling plants. LPG is carried to the filling plants either via gas pipelines from Petrobras’ installations, or by tanker trucks. When LPG transportation is via gas pipeline the bases are known as primary and when transportation is via tanker truck, the bases are known as secondary. Ultragaz also operates LPG storage bases, known as satellite bases for supplying our bulk trucks. Ultragaz maintains storage facilities for LPG bottles and satellite bulk distribution plants at strategic locations in order to maintain supplies close to its customer bases and thus to reduce transportation costs. Part of the LPG transported by truck from Petrobras to Ultragaz’s secondary plants is transported by Ultracargo’s fleet of tanker trucks on an arm’s-length basis. LPG is stored in the filling plants in large LPG storage tanks with a typical capacity of 60 tons per tank. In the case of LPG to be delivered in bulk, the LPG is pumped directly from the storage tanks into the bulk tankers. In the case of LPG to be delivered in bottles, the LPG is pumped from the storage tanks into a number of filling heads, which deliver the LPG bottles.

The following table sets forth the total storage capacity, total filling capacity (assuming one 8-hour shift per day) during 2008 and the 2008 average filling utilization for each of Ultragaz’s primary and secondary filling stations and satellite stations.

Base	Type	Total storage capacity	Filling capacity		2008 average filling utilization rate
		(in tons)	(in tons per month)
Capuava	Primary	720	13,136		96%
Santos	Primary	960	3,727		76%
São José dos Campos	Primary	960	4,725		84%
Rio de Janeiro	Primary	500	8,029		90%
Barueri	Secondary	1,500	4,100	(1)	121%
Araraquara	Satellite	60
Mauá	Satellite	720
Pouso Alegre	Satellite	60
Paulínia	Primary	1,500	9,827		98%
Araucária	Primary	240	9,677		77%
Canoas	Secondary	600	4,694		85%
Betim	Secondary	882	7,658		88%
Ribeirão Preto	Secondary	180	4,679	(1)	100%
Goiânia	Secondary	360	3,512		78%
São José do Rio Preto	Satellite	60
Araçatuba	Satellite	180
Bauru	Satellite	120
Cascavel	Satellite	120
Londrina	Satellite	60
Blumenau	Satellite	60
Chapecó	Satellite	60
Florianópolis	Satellite	60
Joinville	Satellite	60
Caxias do Sul	Satellite	60
Ponta Grossa	Satellite	57
Sorocaba	Satellite	115
Mataripe	Primary	1,140	13,512	(1)	105%
Suape	Primary	500	3,620	(1)	132%
Caucáia	Secondary	420	4,304	(1)	113%
Aracajú	Secondary	240	4,246		85%
Juazeiro	Satellite	60
João Pessoa	Satellite	30
Pirajá	Satellite	60

Total		12,704	99,446		95%

(1)	These bases operated with more than one 8-hour shift per day.

In addition, Ultragaz maintains headquarters in the city of São Paulo and regional offices in the areas in which it operates. Ultragaz also maintains 75 retail stores.

Ipiranga

Distribution of fuels is carried out through an extensive network of primary and secondary storage terminals. Primary storage terminals are generally located near refineries and are used as storage terminals for products to be transported either to secondary storage terminals or to large customers and retail wholesale resellers - TRRs. Distributors own their own storage terminals (Owned), lease space in third parties’ storage terminals (Third Party Agreement—TPA) or participate in pools (Joint-Operated terminals—JO) that serve two or more distributors. The following table sets forth the total storage capacity and ownership structure for each of Ipiranga’s primary and secondary facilities in 2008.

Base	Type	Ownership structure of Storage Terminal	Storage Capacity(m³)
Barueri	Primary	TPA (1)	4,340
Bagé	Secondary	Owned	5,176
Canoas	Primary	Owned	41,040
Cascavel	Secondary	Owned	2,836
Caxias	Primary	Owned	33,982
Cruz Alta	Secondary	Owned	4,164
Governador Valadares	Secondary	Owned	2,860
Guarapuava	Secondary	Owned	3,110
Itaguaí	Secondary	MRS (3)	630
Ourinhos	Secondary	Owned	4,865
Paulínia	Primary	Owned	7,837
Santa Maria	Secondary	Owned	6,145
São Caetano	Primary	Owned	16,523
Uruguaiana	Secondary	Owned	1,751
Saõ José dos Campos	Secondary	MRS (3)	273
São Brás do Suaçui	Secondary	MRS (3)	2,737
São José do Rio Preto	Secondary	Owned	5,015
Biguaçu	Primary	TPA (1)	2,045
Cubatão	Primary	TPA (1)	1,760
Guaramirim	Primary	TPA (1)	955
Maringa	Secondary	TPA (1)	3,655
Montes Claros	Secondary	TPA (1)	692
Araucária	Primary	JO operated by others (2)	41,128
Bauru	Secondary	JO operated by Ipiranga (2)	3,322
Betim	Primary	JO operated by Ipiranga (2)	9,795
Embiruçú	Primary	JO operated by Ipiranga (2)	3,773
Campos	Secondary	JO operated by Ipiranga (2)	1,894
Itajaí	Primary	JO operated by Ipiranga (2)	6,577
Londrina	Secondary	JO operated by Ipiranga (2)	2,708
Passo Fundo	Primary	JO operated by Ipiranga (2)	8,478
Paulínia	Primary	JO operated by Ipiranga (2)	14,041
Ribeirão Preto	Primary	JO operated by others (2)	9,858
São José dos Campos	Primary	JO operated by others (2)	6,303
Uberlândia	Primary	JO operated by others (2)	3,275
Pres. Prudente	Secondary	TPA (1)	1,530
Rio Grande	Secondary	TPA (1)	1,046
Uberaba	Primary	TPA (1)	290
Vitória	Primary	TPA (1)	5,997

		Total	272,406

(1)	Third party agreements.
(2)	Joint-operated with other distributors.
(3)	Storage terminal owned by MRS, a Brazilian logistic company, and operated by Ipiranga.

Oxiteno

Oxiteno has five plants in Brazil: Camaçari, in the northeast complex, the Mauá plant in the São Paulo complex, the Triunfo plant in the southern complex and the Tremembé and Suzano plants in the state of São Paulo.

The following table sets forth the current ethylene oxide production capacity of Oxiteno’s plants in Brazil.

Units	Capacity
(in tons per year)
Camaçari	260,000
Mauá	90,000
Tremembé	—
Triunfo	—
Suzano	—

Total	350,000

Ethylene oxide is primarily an intermediate material used in the production of ethylene oxide derivatives — only approximately 3% of Oxiteno’s sales volume in the year ended December 31, 2008 were ethylene oxide. Therefore, Oxiteno’s total production output may not be determined by adding the capacities of ethylene oxide and its derivatives.

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

In October 2008, Oxiteno began operations of its oleochemicals unit in Camaçari, with a processing capacity of 100,000 tons of vegetable oil per year (especially palm kernel oil), for the production of approximately 100,000 tons of fatty alcohols and co-production of fatty acids and glycerin. In addition, Oxiteno also completed the capacity expansions of the ethoxylate and ethanolamine production at Camaçari, adding 120,000 tons to the capacity of these products. See “Item 4.A. Information on the Company — History and Development of the Company — Investments.”

The following table sets forth the production capacity of the Camaçari plant for each of its principal products.

Units	Capacity
(in metric tons per year)
Ethylene oxide	260,000
Ethylene glycols	285,000
Ethanolamines	110,000
Glycol ethers	25,000
Ethoxylated derivatives	200,000
White Mineral Oils	60,000
Fatty Alcohols	77,000
Fatty Acids	7,000
Glycerin	11,000

In 2008, the Camaçari plant operated at approximately 81% of its production capacity.

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

Units	Capacity
(in metric tons per year)
Ethylene Oxide	90,000
Ethylene Glycols	40,000
Glycol Ethers	40,000
Acetates	32,000
C4+C5 Alcohols	10,000
Ethoxylated Derivatives	106,000
Alkylation	17,000
Esterification	4,000
Emulsification	3,000
Hydraulic fluids	30,000

In 2008, the Mauá plant operated at approximately 72% of its production capacity.

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

In 2008, the Tremembé plant operated at approximately 68% of its production capacity.

Suzano plant. In 2007, Oxiteno began operating a sulfonation and sulfation plant in Suzano, with a production capacity of 13,300 tons per year. This plant is managed by the Tremembé plant staff. In 2007, the Suzano plant operated at approximately 81% of its production capacity.

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

In 2008, the Triunfo plant operated at approximately 85% of its production capacity.

With the acquisition of Oxiteno Mexico (formerly CANAMEX) in December 2003 and Unión Química in 2007, Oxiteno acquired three specialty chemical plants in Mexico. As of December 31, 2008, the Coatzacoalcos plant had a production capacity of 54,000 tons per year of ethoxylates and 8,000 tons per year of alkyphenols; the Guadalajara plant had a production capacity of 32,000 tons per year of specialty chemicals and San Juan del Rio had a production capacity of 11,000 tons per year of specialty chemicals. In 2008, the Guadalajara, the Coatzacoalcos and San Juan del Rio plants operated at an average rate of approximately 57%, 84% and 74% of their production capacity, respectively. With the acquisition of Oxiteno Andina in September 2007, Oxiteno acquired a specialty chemical plant in Venezuela. As of December 31, 2008, the Santa Rita plant had a production capacity of 70,000 tons per year of ethoxylates.

The following table sets forth Oxiteno’s production plants located outside of Brazil:

Units	Capacity
(in metric tons per year)
Ethoxylated derivatives — Coatzacoalcos plant	54,000
Alkylation — Coatzacoalcos plant	11,000
Ethoxylated derivatives — Guadalajara plant	19,000
Esterification — Guadalajara plant	13,000
Sulfonation/Sulfation — San Juan del Rio	8,000
Alkoxylated derivatives — Santa Rita	70,000

Ultracargo

The following tables set forth the principal products stored at, and the storage capacity operated by, Ultracargo’s facilities at December 31, 2008, and the average utilization of Ultracargo’s facilities during 2008.

Facility	Capacity (in cubic meters)	Average utilization %	Product Lines
Aratu (Bahia)	180,600	99%	Glycols, aromatics, acrylates, acrylonitrile, EDC, TDI, normal paraffins, linear alkyl benzene (LAB), linear alkyl sulphonate (LAS), methanol, ethers, alcohols, caustic soda, vegetable oil, fuels, PKO and Estearin.
Montes Claros (Minas Gerais)	4,400	121%	Fuels
Suape (Pernambuco)	48,610	92%	Fuels, VAM, acetic acid, styrene, butadiene, glycols
Santos (São Paulo)	4,696	100%	Vinyl Chloride Monomer
Santos — TIS I (São Paulo) (including third-party facilities operated by Ultracargo)	111,500	60%	Styren monomer, mineral oil, EDC, linear alkyl benzene (LAB), alcohols (including ethanol), vegetable oil.
Santos — TIS II (1) (2)	122,900	88%	Chemicals, fuels, lubricants and ethanol
Rio de Janeiro (1) (2)	16,920	94%	Chemicals and lubricants
Paranaguá (1) (2)	29,955	70%	Chemicals and vegetable oils
Paulínia Solid Bulk (São Paulo)	1,881	15%	PET
Paulínia Liquid (São Paulo)	8,600	50%	Phenol, LAB, LAS, Ethanol
Total	530,062	85%

(1)	Terminals acquired through the acquisition of União Terminais
(2)	Consider average utilization in the fourth quarter of 2008

Facility	Area (in square meters)	Average utilization %	Product Lines
Paulínia (São Paulo)	6,000	64%	Chemicals and special bulk cargo
Tatuí (São Paulo)	2,400	41%	Chemicals and special bulk cargo
Camaçari (Bahia)	4,000	73%	Chemicals and special bulk cargo
Mauá (São Paulo)	15,000	79%	Chemicals and special bulk cargo
Suape (Pernambuco)	3,300	52%	Chemicals and special bulk cargo
Total	30,700	70%	Chemicals and special bulk cargo

For more information about further investments to our property, plant and equipment, see “Item 4.A. Information on the Company — History and Development of the Company — Investments.”

Collateral

As of December 31, 2008, R$66.7 million of our consolidated debt was secured by property, plant and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

You should read this discussion together with our consolidated financial statements, including the notes thereto, and other financial information included elsewhere in this annual report and in conjunction with the financial information included under “Item 3.A. Key Information — Selected Consolidated Financial Information.” Our consolidated financial statements are prepared in reais accordance with Brazilian GAAP and the accompanying notes contain a description of the principal differences between such practices and U.S. GAAP, and a reconciliation to U.S. GAAP of net income for each of the three years in the period ended December 31, 2008, and shareholders’ equity for the periods ended December 31, 2008 and 2007. Our consolidated financial statements for the years ended December 31, 2008 and 2007 were audited by the independent registered public accounting firm, KPMG Auditores Independentes, and our consolidated financial statements for the year ended 2006 was audited by the independent registered public accounting firm Deloitte Touche Tohmatsu Auditores Independentes.

Our consolidated financial statements for the year ending December 31, 2008 were prepared in accordance with accounting policies derived from the Brazilian GAAP. Law 11,638/07 was enacted on December 28, 2007 and Provisional Measure 449/08 on December 3, 2008, both amending the accounting policies adopted in Brazil. These amendments were adopted for the first time by Ultrapar in the fiscal year 2008. The financial statements referring to the fiscal years ending December 31, 2007, 2006, 2005 and 2004 are shown as previously released, without the changes introduced by the new legislation, as allowed by CVM. See Note 3 to our consolidated financial statements for more information.

Overview

Our four principal businesses are:

•	the LPG distribution business, conducted by Ultragaz;

•	the fuels distribution business, conducted by Ipiranga;

•	the chemical and petrochemical business, conducted by Oxiteno; and

•	logistics services for special bulk cargo, conducted by Ultracargo.

Ultragaz sells LPG to residential, commercial and industrial market segments. Ipiranga distributes gasoline, ethanol, diesel, NGV, fuel oil, kerosene and lubricants through a network of 3,469 service stations and directly to large customers. Oxiteno produces ethylene oxide and its principal derivatives, and is also a significant producer of specialty chemicals, particularly surfactants. It manufactures approximately 700 products used in various industrial sectors such as cosmetics, detergents, crop protection chemicals, packaging, textiles, paints and varnishes. Ultracargo is the largest provider of storage for liquid bulk in South America, with 28% market share in Brazil after the acquisition of União Terminais closed in November 2008.

In April 2007, Ultrapar acquired control of various companies in the Ipiranga Group, whereby Ultrapar acquired the Southern Distribution Business, EMCA and a one-third stake in RPR. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Ipiranga Group.” The financial statements of Ultrapar consolidate all the businesses acquired from April 1, 2007. Since January 1, 2008, EMCA has been consolidated into Oxiteno, reflecting the effective management responsibility for the business. The financial information of Oxiteno and Ipiranga in this annual report prior to January 1, 2008 reflects the current consolidation retrospectively, which differ from those previously reported. The references to the term “Ipiranga” consequently refer duly to the Southern Distribution Business.

In June 2008, Ultrapar signed a sale and purchase agreement for the acquisition of 100% of the shares of União Terminais, a company engaged in the storage and handling of liquid bulk. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of União Terminais.” In October 2008, Ultrapar closed the acquisition in relation to the port terminals in Santos and Rio de Janeiro. In November 2008 it closed the acquisition of the 50% stake that Unipar held in União/Vopak, which owns a port terminal in Paranaguá (in the state of Paraná). The results of the businesses acquired were consolidated into Ultrapar’s financial statements after their respective closing dates. Ultrapar’s financial statements in periods prior to fourth quarter 2008 do not include the results of the businesses acquired.

In August 2008, Ultrapar announced the signing of the sale and purchase agreement for the acquisition of Texaco’s fuel distribution business in Brazil; the acquisition closed on March 31, 2009. The results of the businesses acquired began to be consolidated into Ultrapar’s financial statements after its closing date. Ultrapar’s financial statements in periods prior to second quarter 2009 do not include the results of the businesses acquired. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments — Description of the Acquisition of Texaco.”

Brazilian economic background

Since most of our operating businesses are located in Brazil, we are significantly affected by Brazil’s economic and social conditions, including, but not limited to, gross domestic product, or GDP, growth rates, the domestic rate of inflation and exchange rate fluctuations.

Gross domestic product. In 2002, Brazil’s GDP grew by 2.7%, as a result of the political instability surrounding the presidential elections of October 2002, which caused foreign exchange rate devaluation, increase in interest rates, and undermined consumer confidence. In 2003, the GDP grew 1.1%, largely a reflection of the economic policy of holding the basic interest rate at high levels throughout the year as a means of controlling inflation. As the government became more confident regarding inflation trends, interest rates were lowered, and Brazilian GDP grew by 5.7% in 2004. However, in order to meet inflation targets, the Central Bank increased interest rates again in 2005, and GDP growth decreased to 2.9% in the year ended December 31, 2005. During 2006, the Brazilian economy presented the same trend shown in the previous year and GDP grew by 3.8%. In 2007 Brazilian GDP increased by 5.4%, after several years of smaller growth. The economic and operational environment in 2008 was marked by two distinct moments. In the first three quarters of 2008, Brazil’s GDP recorded a strong growth of 6.4% compared to the same period in 2007. However in the fourth quarter the deepening of the global financial crisis reversed this growth trend, resulting in a 3.6% quarter on quarter GDP reduction in the fourth quarter of 2008, and a 5.1% in GDP growth in 2008 overall. Increased consumer income in Brazil combined with a reduction in Brazil’s basic interest rates, stable inflation and greater credit availability have resulted in the growth of services, industrial and agricultural sectors of the economy, particularly in the construction and automotive industries. Our operations are significantly impacted by Brazilian GDP growth, specifically, sales of LPG to the commercial and industrial customers, sales of diesel, Oxiteno’s sales to the domestic market and Ultracargo’s logistics operations. In addition, sales of LPG to residential customers and sales of gasoline and ethanol are ultimately affected by the level of household income, which often bears a relation to GDP performance.

Inflation and currency fluctuations. Our cash operating expenses are substantially in reais and tend to increase with inflation. However, a significant portion of our costs of sales and services rendered are linked to the U.S. dollar and are not substantially affected by the Brazilian inflation rate. In addition, some of our real-denominated debt is indexed to take into account the effects of inflation. In 2002, the inflation rate as measured by the Índice Geral de Preços — Mercado, or the IGP-M, increased to 25.3%, reflecting the foreign exchange rate devaluation of 52.3%, largely due to uncertainties and risks inherent in the Brazilian presidential succession campaign. In 2003, the real appreciated 18.2% against the U.S. dollar, consequently diminishing inflationary pressures and resulting in an IGP-M of 8.7%. In 2004, the real appreciated further against the U.S. dollar and IGP-M for the year was 12.4%. In 2005 and 2006, the real continued to appreciate against the U.S. dollar, which, together with the increased average interest rates, resulted in an inflation rate of 1.2% and 3.9%, respectively, as measured by the IGP-M. In 2007, the IGP-M was 7.8%, double the inflation rate in 2006, mainly due to an increase in food prices, despite the 17% appreciation of the real against the U.S. dollar in 2007. In 2008, the IGP-M was 9.8% due to high inflationary pressures until September, mainly the economic growth and high commodity prices. In 2008 foreign direct investment in Brazil peaked the record level of US$ 45 billion, significantly increasing capital inflow, contributing to the appreciation of the real until September and to the assignment of the investment-grade rating to Brazil in April. However, the deepening of the global financial crisis led to a reversal of the appreciation trend in the real of the previous five years resulting in a 32% depreciation of the real against the U.S. dollar in 2008.

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

	Year ended December 31,
Index	2008	2007	2006
General Price Index — IGP-M	9.8%	7.8%	3.9%
Devaluation (appreciation) of the real against the U.S. dollar	31.9%	(17.2)%	(8.7)%

We manage the foreign exchange risk associated with the scheduled payments under the terms of our U.S. dollar indebtedness by investing in U.S. dollar-denominated securities and foreign currency/interest swap contracts, under which we pay variable interest in reais based on the interbank certificate of deposit rate, or CDI, and receive fixed interest in U.S. currency. As of December 31, 2008 our total obligations denominated in foreign currency were R$1,181.4 million, including import payables. At the same date our total asset position in foreign currency was R$1,070.0 million, comprised of investments indexed to U.S. dollars and hedging instruments used to manage fluctuations of exchange rates and foreign currency receivables exposures. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Foreign Exchange Risk” for information about our foreign exchange risk hedging policy and Notes 14 and 19 to our consolidated financial statements.

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

Allowance for doubtful accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the subsequent inability of our customers to make required payments. The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers, as well as other receivables, and is included as selling expenses; no adjustment is made to net sales and services revenue. In order to establish the allowance for doubtful accounts, our management constantly evaluates the amount and characteristics of our accounts receivable. When significant delays occur and the likelihood of receiving these payments decreases, a provision is made. In case receivables in arrears are guaranteed or there are reasonable grounds to believe they will be paid, no provision is made. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required in future periods. However, because we cannot predict with certainty the future financial stability of our customers, we cannot guarantee that our reserves will continue to be adequate. Actual credit losses may be greater than the allowance we have established, which could have a significant impact on our selling expenses. See Note 6 and 19 to our consolidated financial statements for additional information about our allowance for doubtful accounts.

Deferred Taxes. We recognize deferred tax assets and liabilities which do not expire, arising from tax loss carryforwards, temporary add-backs, revaluation of property, plants and equipment and other procedures. We periodically review the deferred tax assets for recoverability and establish a valuation allowance, as required, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. In the event we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we evaluate the need to establish a valuation allowance against all or a significant portion of our deferred tax assets, resulting in an increase in our effective tax rate, thereby decreasing net income. If we determine that we can realize a deferred tax in excess of our net recorded amount, we decrease the valuation allowance, thereby increasing net income. Significant management judgment is required in determining any valuation allowance. The principal uncertainty relates to the likelihood of future taxable income from the subsidiary that generated the deferred tax asset. A change in our projections of profitability could result in the need to record a valuation allowance against deferred tax assets, resulting in a negative impact of future results. See Note 22 to our consolidated financial statements for additional information on taxes.

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

Fair value of financial instruments. Our financial instruments are classified as follows:

•

Measured at fair value through income: financial assets held for trading, that is, purchased or created primarily for the purpose of sale or repurchase in the short term and derivatives. Changes in fair value are recorded as income, and the balances are stated at fair value.

•

Held to maturity: non-derivative financial assets with fixed payments or determinable payments with fixed maturities for which the entity has the positive intention and ability to hold to maturity. The interest earned is recorded as income, and balances are stated at acquisition cost plus the interest earned.

•

Available for sale: non-derivative financial assets that are designated as available for sale or were not classified into other categories. The interest earned is recorded as income, and the balances are stated at fair value. Differences between fair value and acquisition cost plus the interest earned are recorded in a specific account of the shareholders’ equity. Gains and losses recorded in the shareholders’ equity are included in income, in case of prepayment.

•

Loans and receivables: non-derivative financial instruments with fixed payments or determinable payments not quoted in active markets, except: (i) those which the entity intends to sell immediately or in the short term and which the entity classified as measured at fair value through income; (ii) those classified as available for sale; or (iii) those the holder of which cannot substantially recover its initial investment for reasons other than credit deterioration. The interest earned is recorded as income, and balances are stated at acquisition cost plus the interest earned.

Certain derivative financial instruments used to hedge against changes in interest rates were designated as cash flow hedges for purposes of measuring their fair value. The difference between the fair value of the financial instrument and its value plus interest earned is recognized as a valuation adjustment in shareholders’ equity, not affecting the income statement. Gains and losses recorded in the shareholders’ equity are included in income, in case of prepayment.

For further detail on financial instruments of Ultrapar and its subsidiaries, see Notes 4.c), 5, and 19 to our consolidated financial statements.

In order to estimate fair values, we consider several variables, such as interest rates, discount rates, foreign exchange rates and future cash flows. Our most important sources of information concerning these variables are the market projections of future exchange and interest rates provided by the BM&FBovespa. We believe BM&FBovespa to be the most adequate and reliable source of information available for our calculations. However, given the volatility inherent in financial markets, estimates concerning the variables used to calculate fair values are subject to constant change. As a consequence, our judgment related to, among other issues, the behavior of these variables, the selection of sources of information and the timing of calculation, directly affects the fair values of our financial instruments and the amount of gains or losses recorded in the income statement.

Pension and other post-retirement benefits. In August 2001, Ultrapar and its subsidiaries (except subsidiaries acquired in connection with the acquisition of Ipiranga) began to offer their employees a defined contribution pension plan, managed by Ultraprev — Associação de Previdência Complementar. Under the terms of the plan, the basic contribution of each participating employee is defined annually by the participant between 0% and 11% of his or her salary. The sponsoring companies provide a matching contribution to the basic contribution. As participants retire, they may opt to receive monthly: (i) a percentage varying between 0.5% and 1.0% of the fund accumulated in their names at Ultraprev, or (ii) a fixed amount that will extinguish the fund accumulated in their names in a period between 5 and 25 years. As such, neither Ultrapar nor its subsidiaries assume responsibility for guaranteeing amounts or periods of benefits for the participants that retire.

Until September 2008, Ipiranga sponsored the pension fund Fundação Francisco Martins Bastos through which it offered its employees a multi-employer defined benefit plan. In September 2008, participation of the companies EMCA, DPPI, CBPI and their subsidiaries in the Ultraprev plan was approved. Thus, from that date, the companies started to make contributions to Ultraprev and requested the removal of sponsorship from Fundação Francisco Martins Bastos. Ultrapar also recognized a provision for post-employment benefits related to seniority bonus, payment of Severance Pay Fund (“FGTS”), and health and life insurance plan for eligible personnel and retired employees. See Note 23(b) to our consolidated financial statements.

Results of operations

The following discussion of our results of operations is based on the financial information derived from our consolidated financial statements prepared in accordance with Brazilian GAAP.

Year ended December 31, 2008 compared to the year ended December 31, 2007.

The following table shows a summary of our results of operations for the years ended December 31, 2008 and 2007:

	Year ended December 31, 2008	Percentage of net sales and services	Year ended December 31, 2007	Percentage of net sales and services	Percent change
	(in millions of reais, except percentages)
Net sales and services	28,268.0	100%	19,921.3	100%	42%
Cost of sales and services	(26,152.3)	93%	(18,224.2)	91%	44%

Gross profit	2,115.7	7%	1,697.1	9%	25%
Selling, general and administrative expenses	(1,424.4)	5%	(1,223.3)	6%	16%
Other operating income (expense), net	22.1	0%	12.3	0%	80%

Operating income before financial items	713.4	3%	486.1	2%	47%
Financial income (expense), net	(168.8)	1%	(119.4)	1%	41%
Other income (expense), net	11.2	0%	8.8	0%	27%
Income and social contribution taxes	(151.6)	(1%)	(85.9)	0%	76%
Minority interest/equity in earnings of affiliates	(4.5)	0%	(100.4)	1%	(96)%
Employees Statutory Interest	(9.4)	0%	(7.3)	0%	29%
Net income	390.3	1%	181.9	1%	115%
Adjusted EBITDA(1)	1,079.5	4%	779.4	4%	39%

(1)	See footnote 7 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for additional discussion of adjusted EBITDA and its reconciliation to other information in our financial statements.

Net sales and services. Net sales and services for the year ended December 31, 2008 increased by 42% to R$28,268.0 million from R$19,921.3 million for the year ended December 31, 2007, essentially as a consequence of the consolidation of Ipiranga’s net sales and services from the second quarter of 2007, and the growth in all the company’s business units.

The following table shows the change in sales for each of our segments:

	Year ended December 31,		Percent change
	2008	2007
	(in millions of reais)
Ultragaz	3,339.4	3,112.9	7%
Ipiranga(1)(2)	22,676.4	14,869.9	52%
Oxiteno(2)	1,926.1	1,764.8	9%
Ultracargo	283.4	229.1	24%

(1)	The financial statements of Ultrapar consolidate the Southern Distribution Business from the second quarter of 2007 onwards. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Ipiranga Group.” Except where otherwise mentioned, Ultrapar’s financial statements for periods prior to the second quarter of 2007 do not include Ipiranga, EMCA and RPR. In order to provide a comparison basis for the analysis of the evolution in the performance of Ipiranga, unaudited financial statements for this business have been prepared for periods prior to the second quarter of 2007 as presented in the discussion below.
(2)	Since January 1, 2008, EMCA has been consolidated into Oxiteno, reflecting the effective management responsibility for the business. The financial information of Oxiteno and Ipiranga in this annual report prior to January 1, 2008 reflects the current consolidation retrospectively, which differ from those previously reported.

Ultragaz’s net sales and services increased by 7% to R$3,339.4 million for the year ended December 31, 2008 compared to R$3,112.9 million for the year ended December 31, 2007. The increase was driven by a 2% increase in sales volume and the 34% rise in the cost of LPG used in the bulk segment in 2008, partially offset by weaker prices related to increased competition in the Brazilian LPG market.

Ipiranga’s net sales increased by 17% to R$22,676.4 million for the year ended December 31, 2008 compared to R$19,393.9 million for the year ended December 31, 2007. The increase was driven by an 8% growth in sales volume and a 9% rise in diesel costs in 2008.

Oxiteno’s net sales and services increased 9% to R$1,926.1 million for the year ended December 31, 2008 compared to R$1,764.8 million for the year ended December 31, 2007. The increase in Oxiteno’s net sales and services was mainly due to a 34% recovery in average dollar prices, due to the improved sales mix and commercial initiatives introduced by the company over the last 12 months. This improvement in average dollar price was partially offset by a 6% appreciation in the real and a 14% drop in sales volume, due to scheduled maintenance and expansion stoppages.

Ultracargo’s net sales and services increased 24% to R$283.4 million for the year ended December 31, 2008, compared to R$229.1 million for the year ended December 31, 2007. The increase in Ultracargo’s net sales and services was mainly due to the 20% increased storage volumes, specially derived from the consolidation of União Terminais from fourth quarter of 2008, and new integrated transport and in-house logistics operations.

Cost of sales and services. Cost of sales and services increased by 44% to R$26,152.3 million for the year ended December 31, 2008 compared to R$18,224.2 million for the year ended December 31, 2007, primarily as a consequence of the consolidation of Ipiranga’s cost of sales and services from second quarter 2007, the 9% rise in the cost of diesel and the 34% rise in the cost of LPG used in the bulk segment.

Ultragaz’s cost of sales and services increased by 10% to R$2,898.4 million for the year ended December 31, 2008 compared to R$2,643.7 million for the year ended December 31, 2007, essentially as a consequence of higher sales volume and successive increases, in the price of LPG charged by Petrobras for use in the bulk segment, totalling 34% in 2008.

Ipiranga’s cost of sales and services increased by 17% to R$21,492.2 million for the year ended December 31, 2008 compared to R$18,348.6 million for the year ended December 31, 2007, as a consequence of an 8% increase in sales volume, the increase in the diesel cost, derived from the 9% increase in the diesel price charged by Petrobras in May 2008 and the mandatory increase in the percentage of biodiesel mix from 2% to 3%. Biodiesel purchase price in 2008 was higher than that of diesel.

Oxiteno’s cost of sales and services increased by 7% to R$1,526.8 million for the year ended December 31, 2008 compared to R$1,421.9 million for the year ended December 31, 2007. This increase was due to higher raw material unit costs in dollar, as a consequence of higher average oil prices, and the cost of R$18 million related to scheduled maintenance stoppages at the production units during 2008.

Ultracargo’s 2008 cost of sales and services increased from R$144.8 million in 2007 to R$187.4 million in 2008, as a result of a 20% rise in storage volume, specially due to the consolidation of União Terminais from fourth quarter of 2008, new integrated in-house transport and logistics operations, and the increase in diesel prices.

Gross profit. Gross profit increased by 25% to R$2,115.7 million for the year ended December 31, 2008, compared to R$1,697.1 million for the year ended December 31, 2007, as a consequence of the increase in gross profit at Ipiranga, Oxiteno and Ultracargo and the consolidation of Ipiranga from the second quarter 2007 onwards. Ultragaz’s gross profit was R$440.9 million for the year ended December 31, 2008, a 6% decrease compared to R$469.2 million for the year ended December 31, 2007. Ipiranga’s gross profit was R$1,184.2 for the year ended December 31, 2008, a 13% increase compared to R$1,045.3 million for the year ended December 31, 2007. Oxiteno’s gross profit was R$399.3 million for the year ended December 31, 2008, a 16% increase compared to R$342.9 million for the year ended December 31, 2007. Ultracargo’s gross profit was R$96.0 million for the year ended December 31, 2008, a 14% increase compared with R$84.3 million for the year ended December 31, 2007.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 16% to R$1,424.4 million for the year ended December 31, 2008 from R$1,223.3 million for the year ended December 31, 2007. The increase was a result of (i) the impact of inflation on expenses, (ii) the consolidation of sales, general and administrative expenses of Ipiranga from second quarter 2007 onwards, (iii) the increase in the cost of diesel, which had an impact on freight expenses and (iv) an 8% increase in sales volume at Ipiranga.

Ultragaz’s selling, general and administrative expenses increased by 3% to R$348.3 million for the year ended December 31, 2008 compared to R$337.6 million for the year ended December 31, 2007, despite the 2% increase in sales volume and the effects of inflation on personnel costs, as a consequence of expenses reduction initiatives implemented during 2008 and the higher advertising and marketing expenses related to the company’s 70th anniversary campaign in 2007.

Ipiranga’s selling, general and administrative expenses decreased by 6% to R$682.0 million for the year ended December 31, 2008 compared to R$722.6 million for the year ended December 31, 2007, as a result of organizational optimization implemented since the acquisition and the end of CPMF tax, partially offset by (i) an 8% increase in sales volume, (ii) an increase in diesel costs, with an impact on freight expenses, (iii) higher expenses with advertising and marketing, including those related to the campaign of the Texaco acquisition and the launch of Ipirangashop.com and incentive programs such as Clube VIP and Clube do Milhão and (iv) higher personnel expenses as a result of annual collective wage agreements and the increase in variable compensation in line with the improvement in earnings.

Oxiteno’s selling, general and administrative expenses increased by 3% to R$245.9 million for the year ended December 31, 2008 compared to R$237.7 million for the year ended December 31, 2007, as a result of higher freight expenses due to the increase in diesel prices and the rise in personnel expenses, as a result of annual collective wage agreement and higher variable compensation, in line with the progression in the company’s results.

Ultracargo’s selling, general and administrative expenses increased to R$91.9 million for the year ended December 31, 2008 from R$70.3 million for the year ended December 31, 2007, as a result of the impact of inflation on expenses, the goodwill amortization related to the acquisition of União Terminais of R$8 million, and the addition of sales, general and administrative expenses from União Terminais from fourth quarter 2008.

Operating income before financial items and other income. Operating income before financial items increased by 47% to R$713.4 million for the year ended December 31, 2008 compared to R$486.1 million for the year ended December 31, 2007, as a consequence of the increase in operating income before financial items at Ipiranga and Oxiteno and the consolidation of Ipiranga from the second quarter 2007 onwards. Ultragaz’s operating income before financial items for the year ended December 31, 2008 was R$87.9 million, a 33% decrease compared to R$132.1 million for the year ended December 31, 2007. Ipiranga’s operating income before financial items was R$515.7 million for the year ended December 31, 2008, a 54% increase compared to R$334.2 million for the year ended December 31, 2007. Oxiteno’s operating income before financial items was R$154.2 million for the year ended December 31, 2008, a 43% increase compared to R$108.1 million for the year ended December 31, 2007. Ultracargo’s operating income before financial items was R$7.3 million for the year ended December 31, 2008, a 51% decrease compared to the R$14.8 million for the year ended December 31, 2007.

Financial income (expense), net. We reported net financial expense of R$168.8 million for the year ended December 31, 2008, compared to a net financial expense of R$119.4 million for the year ended December 31, 2007. The increase in net financial expenses in 2008 mainly reflects the increase of Ultrapar’s average net debt as a result of investments made during 2008, including the acquisition of União Terminais and the expansions in Oxiteno’s production capacity, higher interest rates and the effect of the 32% real depreciation over our short net foreign currency exposure during 2008, compared to an appreciation of 17% during 2007.

As of December 31, 2008, we had a net debt position of R$1,538.2 million and a short net foreign currency exposure of R$ 111.4 million. As of December 31, 2008, our total liabilities denominated in foreign currency was R$1,181.4 million. At the same date our total asset position in foreign currency was R$1,070.0 million, consisting of investments indexed to the U.S. dollar and hedging instruments used to manage exchange rate fluctuations and exposure to foreign currency receivables. See footnote 9 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for a more complete discussion of net cash (debt) and its reconciliation to information in our financial statements, as well as Notes 5, 14 and 19 to our consolidated financial statements included in this annual report.

Other income (expense), net (Former Non-operating income (expense), net). We reported other income, net, of R$11.2 million for the year ended December 31, 2008 compared to other income, net, of R$8.8 million for the year ended December 31, 2007. Other income in 2008 is primarily attributable to the result from the sale of assets, notably the stake in PQU held by Oxiteno, which generated a R$19 million gain in the period and the income from the sale of Ipiranga’s office building in São Paulo, which generated a R$5 million gain in the period, partially offset by the write-off of deferred assets related to project studies. In 2007 the other income derived from the sale of property, plant and equipment, particularly Ipiranga’s railroad cars in the amount of R$11.1 million, which was partially offset by expenses related to expansion projects.

Income and social contribution taxes. Income and social contribution tax expenses, net of benefits from tax holidays, totalled R$151.6 million for the year ended December 31, 2008, a 76% increase from R$85.9 million for the year ended December 31, 2007, primarily due to an increase in pre-tax income, as a result of the growth in Ipiranga, Oxiteno and Ultracargo.

Minority interest/equity in earnings of affiliates. Minority interest and equity in earnings of affiliates was R$4.5 million for the year ended December 31, 2008, compared to R$100.4 million for the year ended December 31, 2007. This reduction reflects the transitory effects of minority interest related to the acquisition of Ipiranga Group in 2007. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Ipiranga Group”.

Net income. Net income for the year ended December 31, 2008 was R$390.3 million, an increase of 115% compared to R$181.9 million for the year ended December 31, 2007, as a consequence of the 39% rise in adjusted EBITDA at Ultrapar and the transitory effects of minority interest related to the acquisition of Ipiranga in 2007 and the consolidation of Ipiranga from the second quarter 2007 onwards.

Adjusted EBITDA. Adjusted EBITDA increased by 39% to R$1,079.5 million for the year ended December 31, 2008 from R$779.4 million for the year ended December 31, 2007, as a consequence of EBITDA growth at Ipiranga and Oxiteno, as well as the consolidation of the results of Ipiranga and União Terminais, respectively, from the second quarter 2007 and fourth quarter 2008 on. Ultragaz reported adjusted EBITDA of R$210.8 million for the year ended December 31, 2008, a 16% decrease compared to 2007, basically due to the increased competiton in the bottled gas segment in the first half of 2008. Ipiranga’s adjusted EBITDA totalled

R$603.2 million for the year ended December 31, 2008, a 45% increase compared to 2007, as a result of the 8% increase in sales volume, with a consequent increase in operational leverage due to the dilution of fixed costs and expenses, and a 6% reduction in sales, general and administrative expenses. Oxiteno’s adjusted EBITDA totaled R$210.0 million for the year ended December 31, 2008, a 33% increase compared to 2007, as a result of a recovery in average dollar prices driven by an improved sales mix and commercial initiatives developed by the company over the last 12 months, as well as the depreciation in the real in the last quarter of the year. Ultracargo reported adjusted EBITDA of R$50.6 million for the year ended December 31, 2008, basically as a consequence of the acquisition of União Terminais’ operations in the fourth quarter of 2008, the expansion to the Aratu terminal and an increase in the volumes of products handled at the Santos terminal.

Year ended December 31, 2007 compared to the year ended December 31, 2006.

The following table shows a summary of our results of operations for the years ended December 31, 2007 and 2006:

	Year ended December 31, 2007	Percentage of net sales and services	Year ended December 31, 2006	Percentage of net sales and services	Percent change
	(in millions of reais, except percentages)
Net sales and services	19,921.3	100%	4,794.1	100%	316%
Cost of sales and services	(18,224.2)	91%	(3,859.9)	81%	372%

Gross profit	1,697.1	9%	934.2	19%	82%
Selling, general and administrative expenses	(1,223.3)	6%	(605.1)	13%	102%
Other operating income (expense), net	12.3	0%	1.3	0%	846%

Operating income before financial items	486.1	2%	330.4	7%	47%
Financial income (expense), net	(119.4)	1%	30.6	1%	(490)%
Other income (expense), net	8.8	0%	(18.5)	0%	(148)%
Income and social contribution taxes	(85.9)	0%	(56.1)	1%	53%
Minority interest/equity in earnings of affiliates	(100.4)	1%	(4.3)	0%	—
Employees Statutory Interest	(7.3)	0%	—	0%	2,235%
Net income	181.9	1%	282.1	6%	(36)%
Adjusted EBITDA(1)	779.4	4%	516.2	11%	51%

(1)	See footnote 7 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for additional discussion of adjusted EBITDA and its reconciliation to other information in our financial statements.

Net sales and services. Net sales and services for the year ended December 31, 2007 increased by 316% to R$19,921.3 million from R$4,794.1 million for the year ended December 31, 2006, primarily as a result of the inclusion of Ipiranga’s net sales from the second quarter of 2007 following the acquisition of Ipiranga Group. The following table shows the change in sales for each of our segments:

	Year ended December 31,		Percent change
	2007	2006
	(in millions of reais)
Ultragaz	3,112.9	3,066.9	2%
Ipiranga(1)(2)	14,869.9	n.a.	n.a.
Oxiteno(2)	1,764.8	1,549.5	14%
Ultracargo	229.1	226.1	1%

(1)	The financial statements of Ultrapar consolidate the Southern Distribution Business from the second quarter of 2007 onwards. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Ipiranga Group.” Except where otherwise mentioned, Ultrapar’s financial statements for periods prior to the second quarter of 2007 do not include Ipiranga, EMCA and RPR. In order to provide a comparison basis for the analysis of the evolution in the performance of Ipiranga, unaudited financial statements for this business have been prepared for periods prior to the second quarter of 2007 as presented in the discussion below.
(2)	Since January 1, 2008, EMCA has been consolidated into Oxiteno, reflecting the effective management responsibility for the business. The financial information of Oxiteno and Ipiranga in this annual report prior to January 1, 2008 reflects the current consolidation retrospectively, which differ from those previously reported.

Ultragaz’s net sales and services increased by 2% to R$3,112.9 million for the year ended December 31, 2007 compared to R$3,066.9 million for the year ended December 31, 2006. The increase was driven by a 2% growth in sales volume, which was partially offset by a weaker prices related to increased competition in the Brazilian LPG market in the second half of the year.

Ipiranga’s net sales increased by 2% in 2007. The increase was driven by a 6% growth in sales volume and the effects of favorable regulatory changes, including increased enforcement, with respect to the Brazilian fuels sector and was partially offset by a decrease in ethanol prices due to a record high sugarcane harvest in 2007 and a reduction in ICMS taxes in Rio Grande do Sul State.

Oxiteno’s net sales and services increased 14% to R$1,764.8 million for the year ended December 31, 2007 compared to R$1,549.5 million for the year ended December 31, 2006. The increase in Oxiteno’s net sales and services was mainly due to a 14% increase in sales volume and a recovery in prices of specialty chemicals, partially offset by a 10% appreciation of the real during the period.

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

Cost of sales and services. Cost of sales and services increased by 372% to R$18,224.2 million for the year ended December 31, 2007 compared to R$3,859.9 million for the year ended December 31, 2006, mainly as a result of the inclusion of Ipiranga’s costs as from the second quarter of 2007 following the acquisition of Ipiranga.

Ultragaz’s cost of sales and services increased by 3% to R$2,643.7 million for the year ended December 31, 2007 compared to R$2,572.6 million for the year ended December 31, 2006, mainly as a result of a 2% increase in sales volume.

Ipiranga’s cost of sales and services increased by 2% to R$18,348.6 million for the year ended December 31, 2007 compared to R$18,085.8 million for the year ended December 31, 2006, as a result of a 6% increase in volume, partially offset by a decrease in the cost of ethanol due to a record level sugarcane harvest in 2007 and a reduction in ICMS taxes in the state of Rio Grande do Sul.

Oxiteno’s cost of sales and services increased by 19% to R$1,421.9 million for the year ended December 31, 2007 compared to R$1,192.4 million for the year ended December 31, 2006. This increase was primarily due to a 14% increase in sales volume at higher unit costs due to successive oil price increases and was partially offset by a 10% appreciation of the real.

Ultracargo’s 2007 cost of sales and services increased slightly from R$143.6 million in 2006 to R$144.8 million in 2007, a reduction of 0.8%.

Gross profit. Gross profit increased by 82% to R$1,697.1 million for the year ended December 31, 2007, compared to R$934.2 million for the year ended December 31, 2006. Ultragaz’s gross profit was R$469.2 million for the year ended December 31, 2007, a 5% decrease compared to R$494.3 million for the year ended December 31, 2006. Ipiranga’s gross profit was R$1,045.3 for the year ended December 31, 2007, a 11% increase compared to R$941.2 million for the year ended December 31, 2006. Oxiteno’s gross profit was R$342.9 million for the year ended December 31, 2007, a 4% decrease compared to R$357.1 million for the year ended December 31, 2006. Ultracargo’s gross profit was R$84.2 million for the year ended December 31, 2007, a 2% increase compared with R$82.5 million for the year ended December 31, 2006. Ipiranga added R$801 million to Ultrapar’s gross profit in 2007 after the acquisition of Ipiranga.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 102% to R$1,223.3 million for the year ended December 31, 2007 from R$605.1 million for the year ended December 31, 2006. The increase was primarily due to the addition of Ipiranga’s selling, general and administrative expenses as from the second quarter of 2007 following the acquisition of Ipiranga.

Ultragaz’s selling, general and administrative expenses increased by 3% to R$337.6 million for the year ended December 31, 2007 compared to R$327.0 million for the year ended December 31, 2006, primarily due to higher sales volume and increased expenses for advertising and marketing in connection with the company marketing campaign for its seventieth anniversary.

Ipiranga’s selling, general and administrative expenses increased by 6% to R$722.6 million for the year ended December 31, 2007 compared to R$681.5 million for the year ended December 31, 2006, primarily due to: (i) an increase in sales volume primarily increasing freight expenses and (ii) higher expenses for advertising and marketing, as a result of projects such as Cartão Ipiranga Carbono Zero (Ipiranga Zero Carbon Card), Promoção 3,000 tanques (3,000 Full Tanks campaign), Clube VIP (VIP Club) and Clube do Milhão (Million Club).

Oxiteno’s selling, general and administrative expenses increased by 12% to R$237.7 million for the year ended December 31, 2007 compared to R$212.2 million for the year ended December 31, 2006, due to benefits from increased scale, the effect of an appreciation of the real on international freight and lower expenses from sales commissions due to the opening of sales offices in Argentina and the United States.

Ultracargo’s selling, general and administrative expenses decreased slightly to R$70.3 million for the year ended December 31, 2007 from R$71.0 million for the year ended December 31, 2006.

Operating income before financial items and other income. Operating income before financial items increased by 47% to R$486.1 million for the year ended December 31, 2007 compared to R$330.4 million for the year ended December 31, 2006. Ultragaz’s operating income before financial items for the year ended December 31, 2007 was R$132.3 million, a 21% decrease compared to R$167.3 million compared to the year ended December 31, 2006. Ipiranga’s operating income before financial items was R$334.2 million for the year ended December 31, 2007, a 23% increase compared to R$272.5 million for the year ended December 31, 2006. Oxiteno’s operating income before financial items was R$108.1 million for the year ended December 31, 2007, a 26% decrease compared to R$146.3 million for the year ended December 31, 2006. Ultracargo’s operating income before financial items was R$14.6 million for the year ended December 31, 2007, a 28% increase compared to the R$11.4 million for the year ended December 31, 2006. The increase at Ultrapar was due to the inclusion of Ipiranga’s operating income before financial items following the acquisition of Ipiranga.

Financial income (expense), net. We reported net financial expense of R$119.4 million for the year ended December 31, 2007, compared to a net financial income of R$30.6 million for the year ended December 31, 2006. The decrease primarily reflects a temporary increase in Ultrapar’s net debt as a result of the acquisition of Ipiranga Group. On December 31, 2007, Ultrapar’s total receivables from Petrobras and Braskem as a result of the acquisition of Ipiranga Group were R$1.7 billion, corresponding to the stake of the petrochemical and fuel distribution assets Ultrapar acquired from the former shareholders of the Ipiranga Group on behalf of Petrobras and Braskem. The R$1 billion related to the separation of the Petrochemical Business was paid to Ultrapar on February 27, 2008 and the remaining R$0.7 billion corresponds to the Northern Distribution Business, paid on May 14, 2008. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Ipiranga Group.”

As of December 31, 2007, we had a net debt position of R$1,434.1 million and a short net foreign currency exposure of R$41.6 million. As of December 31, 2007, our total debt denominated in foreign currency was R$1,002.9 million, including pre-export finance contracts and import payables. At the same date our total asset position in foreign currency was R$961.3 million, consisting of investments indexed to the U.S. dollar and swap arrangements used to manage exchange rate fluctuations and exposure to foreign currency receivables. See, footnote 8 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for a more complete discussion of net cash (debt) and its reconciliation to information in our financial statements, as well as Notes 4, 14 and 19 to our consolidated financial statements included in this annual report.

Other income (expense), net (former non-operating income (expense), net). We reported a other income, net of R$8.8 million for the year ended December 31, 2007 compared to other expense net of R$18.5 million for the year ended December 31, 2006. This other income is primarily attributable to profit from the sale of property, plant and equipment, particularly Ipiranga’s railroad cars in the amount of R$11.1 million, which was partially offset by expenses related to expansion projects. In 2006, the expense corresponded primarily to a write-off of deferred assets related to project studies.

Income and social contribution taxes. Income and social contribution tax expenses, net of benefits from tax holidays, totaled R$85.9 million for the year ended December 31, 2007, a 53% increase from R$56.1 million for the year ended December 31, 2006, primarily due to an increase in pre-tax income, as a result of the acquisition of Ipiranga, and to a decrease in tax benefits to Oxiteno’s plant in Camaçari from a 100% income tax exemption as of December 31, 2006 to a 75% tax discount as of January 1, 2007. See “Item 4.B. Information on the Company — Business Overview — Petrochemicals and Chemicals — Oxiteno — Income tax exemption status.”

Minority interest/equity in earnings of affiliates. Minority interest and equity in earnings of affiliates was R$100.4 million for the year ended December 31, 2007, compared to R$4.3 million for the year ended December 31, 2006. This increase reflects the addition of Ipiranga’s minority interest prior to the Share Exchanges in December 2007, when RPR, DPPI and CBPI became Ultrapar’s wholly owned subsidiaries. Since October 2007, minority interest has returned to its 2006 level.

Net income. As a result of the foregoing, net income for the year ended December 31, 2007 was R$181.9 million, a decrease of 36% compared to R$282.1 million for the year ended December 31, 2006, primarily due to increased indebtedness and minority interests related to the acquisition of Ipiranga Group.

Adjusted EBITDA. Adjusted EBITDA increased by 51% to R$779.4 million for the year ended December 31, 2007 from R$516.2 million for the year ended December 31, 2006, due to the inclusion of Ipiranga’s adjusted EBITDA as of April 2007. Ultragaz reported adjusted EBITDA of R$251.7 million for the year ended December 31, 2007, a 10% decrease compared to 2006, primarily due to increased competition in the Brazilian LPG market in the second half of 2007. Ipiranga’s adjusted EBITDA totaled R$417.0 million for the year ended December 31, 2007, a 19% increase compared to 2006, due to (i) increased sales volume, (ii) favorable regulatory changes and (iii) the effects of a record high sugar-cane harvest in 2007. Oxiteno’s adjusted EBITDA totaled R$157.4 million for the year ended December 31, 2007, an 18% decrease compared to 2006, as a result of a 10% appreciation of the real and an increase in the cost of raw materials, particularly ethylene. Ultracargo reported adjusted EBITDA of R$43.0 million for the year ended December 31, 2007, a 13% increase compared to R$38.0 million in 2006, as result of increased storage operations.

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

Sources and uses of funds

Net cash flow from operations was R$373.5 million, R$468.2 million and R$384.3 million for 2008, 2007 and 2006, respectively. Our cash flow from operations decreased by R$94.7 million in 2008 compared to 2007, mainly reflecting an increase in working capital due to the growth of our businesses and increased by R$83.9 million in 2007 compared to 2006, mainly reflecting the acquisition of Ipiranga in 2007. Net cash flow from financing activities totaled R$1,330.4 million, R$1,061.7 million and R$(183.6) million in the years ended December 31, 2008, 2007 and 2006, respectively, reflecting the increase in Ultrapar’s net debt due to the investments in organic growth and acquisitions, partially offset by the receipt of R$1.7 billion as a result of the transfer of the Petrochemical Business to Petrobras and Braskem and the Northern Distribution Business to Petrobras. See “Item 4.A. Information on the Company — History and Development of the Company — Acquisition of Ipiranga Group”, “Item 4.A. Information on the Company — History and Development of the Company — Acquisition of União Terminais.” and “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments”.

Investing activities used cash of R$1,299.0 million, R$999.4 million and R$915.5 million in the years ended December 31, 2008, 2007 and 2006, respectively. Acquisitions of property, plants and equipment and additions to intangible assets and deferred charges used R$934.5 million, R$728.4 million and R$339.6 million in 2008, 2007 and 2006, respectively. For the year ended December 31, 2008, investing activities were mainly composed of expansion of production capacity for specialty chemicals and investments made in Ipiranga’s operations related primarily to the addition of property, plants and equipment, expansion and renewal of our service stations network and leased equipment.

In addition to investing in the organic growth of its operations, in 2008 Ultrapar invested R$432.4 million in acquisitions, net of disposals, mostly for the acquisition of União Terminais. For more information on our investments and capital expenditures, see “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Investments.”

We believe we have sufficient working capital for our present requirements. We have R$1,658.1 million in debt maturing from January 2009 through December 2009. Additionally we have a R$496 million capital expenditures budget for 2009. As of December 2008, we had R$2,133.7 million in cash, cash equivalents, short-and long-term investments.

In June 2009, Ultrapar completed its third issuance of debentures in Brazil, for a total amount of R$1.2 billion for a three-year term, whose proceeds were used to redeem the promissory notes originally maturing in December 2009. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments”.

We anticipate that we will spend approximately R$6.0 billion in the next five years to meet long-term contractual obligations described in the Tabular Disclosure of Contractual Obligations and budgeted capital expenditures. We expect to meet these cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financing and the refinancing of some of our indebtedness as it becomes due.

The subsidiaries of Ultrapar use exchange rate hedging instruments (especially between the real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency, in order to reduce the effects of changes in exchange rates on their results and cash flows in reais.

Indebtedness

As of December 31, 2008, our consolidated short-and long-term debt was as follows:

Indebtedness	Currency	Interest Rate(1)	Principal amount of outstanding and accrued interest through December 31,
			2008	2007	2006
			(in millions of reais)
Foreign currency-denominated loans:
Notes due in 2015	US$	7.2%	577.4	443.7	535.6
Advances on Foreign Exchange Contracts/ Export prepayment(2)	US$	3.6% to 9.0%	184.2	135.2	12.4
Notes due in 2020	US$	9.0%	140.3	106.6	128.7
Syndicated loan	US$	LIBOR + 1.2%	140.0	106.4	128.5
Financial institutions	US$	LIBOR + 1.1% to 2.1%	48.9	31.3	26.2
BNDES	US$	5.7% to 8.9%	46.5	16.0	10.1
Financial institutions	MX$(3)	TIIE(3) + 1.0% to 2.0%	19.8	23.1	15.8
Financial institutions	Bs(4)	19.0% to 28.0%	6.0	—	—
FINIMP(5) — União Terminais/RPR	US$	7.0% to 7.8%	4.8	13.2	—
BNDES	UMBNDES(6)	6.7% to 9.2%	3.5	6.0	12.9
Notes due in 2008	US$	9.9%	—	106.8	—
Reais-denominated loans:
Promissory notes	R$	CDI + 3.6%	1,203.8	—	—
Banco do Brasil	R$	91.0% to 95.0 of CDI	516.7	21.6	—
BNDES	R$	TJLP(7) + 1.5% to 4.8%	401.8	256.0	199.9
Working capital loan — MaxFácil	R$	100% of CDI	108.4	102.2	—
BNB	R$	FNE (8)(8.5% to 10.0%)	103.5	103.5	19.8
FINEP — Research and Projects Financing	R$	TJLP(7) -2.0% to 5.0%	60.4	61.5	46.9
FINAME — Financing for Machines and Equipment	R$	TJLP(7) + 2.0% to 5.1%	39.1	63.1	40.7
Working capital loan — União Terminais/RPR	R$	105.0% to 130.0% of CDI	37.2	—	—
Financial leasing floating rate	R$	CDI + 0.3% to 1.6%	24.5	—	—
Financial leasing fixed rate	R$	13.0% to 15.5%	1.0	—	—
Others	R$	CDI + 0.3% to 0.5%	4.1	0.3	0.2
BNDES	R$	IGPM(9) + 6.5%	—	2.5	7.0
Debentures	R$	102.5% to 103.80% of CDI	—	1,578.8	312.8
Total loans			3,671.9	3,177.8	1,497.4
Unrealized losses on swaps transactions	R$		—	84.8	52.3

Total			3,671.9	3,262.6	1,549.7

(1)	Interest rate only as of 2008.
(2)	Net of linked operations.
(3)	MX$ is the Mexican currency and TIIE is the Mexican interbank interest rate.
(4)	Bs is the Bolivar from Venezuela.
(5)	FINIMP is a short term loan used to finance the importation of general goods (whereby exporters receive payment immediately and importers pay the lender at the end of the loan term). The duration of these loans is generally one and a half years.
(6)	UMBNDES is based on the average currency basket of the BNDES. The currency basket is a composition of all BNDES foreign currency debts.
(7)	TJLP (Long-Term Interest Rate) is a nominal rate of interest established quarterly. On December 31, 2008, TJLP was fixed at 6.25% p.a.
(8)	FNE is Financing of Northeast Fund
(9)	IGPM is the General Market Price Index in Brazil.

Our consolidated debt as of December 31, 2008 had the following maturity schedule:

Maturity	Amount
(in millions of reais)
January 1, 2009 to December 31, 2009	1,658.1
January 1, 2010 to December 31, 2010	751.3
January 1, 2011 to December 31, 2011	263.3
January 1, 2012 to December 31, 2012	105.7
January 1, 2013 to December 31, 2013	78.7
Thereafter	814.8

Total	3,671.9

As of December 31, 2008, R$66.7 million of our consolidated debt was secured by fixed assets. The Company is responsible for guarantees and securities provided to subsidiaries in the amount of R$1,440.5 million as of December 31, 2008.

Ultragaz notes and Syndicated Loan. In June 1997, Ultragaz issued US$60 million in notes (the “Original Notes”) maturing in 2005. In June 2005, maturity was extended to June 2020, with put/call options in June 2008 that were neither exercised by the subsidiary nor by the financial institutions. The next put/call option will be in June 2011.

In June 2005, Oxiteno’s subsidiary Oxiteno Overseas Corp., or Oxiteno Overseas, acquired the full amount of Original Notes issued by Ultragaz, with funds from a syndicated loan in the amount of US$60 million with maturity in June 2008 and interest rate of 5.05% per year. The syndicated loan was guaranteed by Ultrapar and the subsidiary Oxiteno. In June 2008, the syndicated loan was renewed under the same conditions, at an interest rate of LIBOR plus 1.25% per annum. As a result of the issuance of the syndicated loan, some obligations other than those in LPG international notes must be maintained by Ultrapar:

•	Maintain a ratio between consolidated net debt and consolidated EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of no more than 3.5; and

•	Maintain a ratio between consolidated EBITDA and consolidated net financial expenses of at least 1.5.

In April 2006, Oxiteno Overseas sold the Original Notes to a financial institution. Concurrently, the subsidiary acquired from this financial institution a credit linked note backed by the Original Notes, as mentioned in Note 14(c) to our consolidated financial statements, thus obtaining an additional return on this investment. The transaction matures in 2020, and either Oxiteno or the financial institution may redeem it earlier, although the subsidiary has only an annual option of redemption (purchase) from June 2008 onward. In the event of insolvency of the financial institution, Ultragaz would be required to settle the Original Notes, although Oxiteno Overseas would continue to be creditor of the credit linked note. Thus, Ultrapar no longer eliminates the Original Notes from its financial statements.

LPG International Notes. In December 2005, Ultragaz’s subsidiary, LPG International Inc., issued notes in the amount of US$250 million, maturing in December 2015, with annual interest rate of 7.25% paid semiannually, with the first payment made in June 2006. The issuance price was 98.75% of the notes’ face value, which represented a total yield for investors of 7.429% per year upon issuance. The notes were guaranteed by Ultrapar and Oxiteno.

As a result of the issuance of these notes, Ultrapar mentioned above are subject to covenants that, among other things:

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

The restrictions imposed on Ultrapar are customary for transactions of this nature and have not limited their abilities to conduct their businesses to date.

Debentures. To finance part of the acquisition of Ipiranga Group, in April 2007, we issued debentures in the aggregate principal amount of R$889.0 million, in two series. The first series was issued on April 11, 2007, in the amount of R$675.0 million. The second series was issued on October 22, 2007 in the amount of R$214.0 million. The debentures had a term of one year from the issuance date and a coupon rate of 102.5% of CDI. In February 2008 Ultrapar redeemed these debentures. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Ipiranga Group”.

Promissory Notes. On March 3, 2008, Ultrapar issued a R$1.2 billion promissory notes maturing on February 28, 2009 at a rate of 103.15% of CDI. Part of the proceeds from this promissory notes was used to redeem the R$889 million debentures in February 2008. In December 2008 Ultrapar prepaid the first issuance of the R$1.2 billion promissory notes and issued a new promissory note of R$1.2 billion at a rate of 100% of CDI + 3.6% per annum maturing in December 2009. The increase in the cost of this issuance reflects the sharp tightening in credit markets in September 2008, as result of the worsening in the global financial crisis. The second promissory notes were redeemed by Ultrapar in June 2009. In June 2009, Ultrapar completed its third issuance of debentures in Brazil, for a total amount of R$1.2 billion for a three-year term at a cost of 100% of the CDI +3.0% per annum. The proceeds from this issuance were used to redeem the promissory notes issued by Ultrapar in December 2008. This issuance allowed Ultrapar to extend its debt profile, reducing its debt financing cost and providing higher financial flexibility, and to increase its soundness and liquidity. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments”.

CBPI Notes. On August 1, 2003, CBPI issued US$135 million in notes in the international market. Part of these notes were redeemed in 2005 and 2006, in the amounts of US$1.3 million (R$3.1 million) and US$79.6 million (R$164.9 million), respectively. In July 2008, these notes matured and were consequently settled.

CBPI Debentures. On April 18, 2006, CBPI registered with the CVM a public offering of 35,000 subordinated debentures, single series and non-convertible into shares, in the total amount of R$350 million, maturing on April 1, 2011 at a rate of 103.8% of CDI. In the first quarter of 2008 CBPI redeemed these debentures.

Investments

Equity investments

The table below shows our investments in shareholding stakes for the years ended December 31, 2008, 2007 and 2006. For more details on these acquisitions see “Item 4.A. Information on the Company — History and Development of the Company — Investments.”

	Year ended December 31,
Company	2008		2007		2006
	(in millions of reais)
Ultragaz	—		0.1		0.1
Ipiranga	(0.1)		—		—
Oxiteno	(45.7	)(1)	22.7		0.1
Ultracargo	478.2	(2)	8.1		—
Others (4)	105.0		1,883.1	(3)	1.1

Total	537.4		1,914.0		1.3

(1)	Sale of the stake in PQU held by Oxiteno
(2)	Investments made in connection with the acquisition of União Terminais. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of União Terminais.”
(3)	Includes investments made in connection with the acquisition of Ipiranga Group, which also included the assumption of the existing net debt of Ipiranga of approximately R$0.5 billion at the time of the acquisition in 2007. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Ipiranga Group.”
(4)	Share repurchase program included in our consolidated statement of cash flows under “Cash flows from financing activities”

Organic Investments

The following table sets forth our organic investments for the years ended December 31, 2008, 2007 and 2006.

	Year ended December 31
	2008	2007	2006
	(in millions of reais)
Ultragaz	166.6	128.9	104.8
Ipiranga(1)	228.8	143.6	n.a.
Oxiteno	515.8	453.0	178.4
Ultracargo	55.9	44.2	34.5
Others(2)(3)	11.2	3.4	1.2

Total capital expenditures, net of disposals	978.4	773.2	318.9

(1)	Includes financing and bonuses to our resellers, net of repayments, and assets acquired through leasing operations. Bonuses are lump sum payments made by distributors to resellers. Resellers typically use these payments to improve their facilities or to invest in working capital. Financing and bonuses for clients are included under working capital in the cash flow statement. In 2008 and 2007 assets acquired through leasing, financing and bonuses to clients amounted to R$89 million and R$79 million, respectively.

(2)	Includes expenditures related to maintenance of our headquarters which is performed by our wholly owned subsidiary Imaven Imóveis Ltda.
(3)	In 2008 includes expenditures performed by Serma (Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos, responsible for providing IT services to Ultrapar), in accordance with Law 11,638 and Provisional Measure 499/08. See Note 3 to our consolidated financial statements for more information.

Following its growth plan, during 2008 Ultrapar invested R$1,516 million in acquisitions and organic investments, aiming at consolidating its differentiated position in the markets in which it operates and strengthening its growth through increased scale, technological differentiation and costs and expenses optimization. Acquisitions amounted to R$ 537 million in 2008 and R$978 million was spent on organic investment.

At Ultragaz, our investment strategy has been to expand the small bulk delivery distribution, enhance our assets and to consolidate our geographic coverage. During the years ended December 31, 2008, 2007 and 2006, investments focused on expanding the small bulk market segment (UltraSystem), on geographical expansion, on fleet renewal and on the purchase and replacement of bottles.

At Ipiranga investments were allocated to the expansion of the service station network, renewal of contracts and improvement in fuel service stations and distribution facilities, as well as to investments related to information technology.

At Oxiteno, during the years ended December 31, 2008, 2007 and 2006, capital expenditures were largely focused on increasing installed production capacity of specialty chemicals, in particular the construction of fatty alcohols plant in Camaçari, the expansion of production capacity of ethoxylates and ethonolamines in Camaçari and of ethylene oxide at Mauá, all of which came on stream in the fourth quarter of 2008, the modernization of industrial plants, and the development of new products.

At Ultracargo, during 2008 we have invested in the expansion of the Aratu terminal (Bahia) and in the maintenance of other terminals. For the years ended December 31, 2007 and 2006, Ultracargo’s capital expenditures focused on expanding the Suape and the Paulínia terminals, the maintenance of our existing storage facilities and on fleet expansion.

The investment plan for 2009, excluding acquisitions, amounts to R$496 million: R$69 million to be invested at Ultragaz, R$207 million at Ipiranga, R$175 million at Oxiteno and R$36 million at Ultracargo. At Ultragaz investments will mainly be allocated to the renewal of LPG bottles and tanks and in the strengthening of its operations in the North and Northeast regions of Brazil. At Ipiranga investments will mainly be allocated to expansion and renewal of its fuel distribution network and operational improvements. Investments at Oxiteno will generally be directed to expansion of ethylene oxide production capacity at Camaçari and the modernization of its facilities. At Ultracargo investments will be directed to operational improvements and expansion of its terminals in Santos and Aratu.

U.S. GAAP reconciliation

Our net income under Brazilian GAAP was R$390.3 million, R$181.9 million and R$282.1 million for the years ended December 31, 2008, 2007 and 2006, respectively. Under U.S. GAAP, we had net income of R$415.2 million R$217.5 million and R$280.5 million, respectively, for the years ended December 31, 2008, 2007 and 2006.

Our shareholders’ equity under Brazilian GAAP as of December 31, 2008 and 2007 was R$4,650.1 million and R$4,600.9 million, respectively. Under U.S. GAAP, we had shareholders’ equity of R$4,696.8 million and R$4,642.4 million, respectively, as of December 31, 2008 and 2007.

The principal differences between Brazilian GAAP and U.S. GAAP that affect our net income and shareholders’ equity relate to the treatment of the following items:

•	assets retirement obligation;

•	pension plan;

•	accounting for refunds;

•	fixed assets revaluation reversal;

•	reversal of deferred charges;

•	restatement of property, plants and equipment to adjust for the effects of inflation between January 1, 1996 and December 31, 1997, and its respective depreciation, not required by Brazilian GAAP;

•	differences in goodwill accounting;

•	purchase value adjustments relating to business combinations (including the 2002 corporate restructuring);

•	reversal of dividends proposed; and

•	deferred tax effects on the foregoing adjustments, if applicable.

See Note 24 to our consolidated financial statements for a description of the differences above as they relate to us and a reconciliation to U.S. GAAP of net income and total shareholders’ equity.

C. Research and Development, Patents and Licenses, etc.

Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. As of December 31, 2008, 114 employees of Oxiteno were engaged in research and development and engineering activities. Oxiteno’s research and development expenditures in 2008, 2007 and 2006 were R$18.5 million, R$19.4 million and R$18.4 million, respectively. In 2004, Oxiteno founded its own “Science and Technology Council” (the “Council”) with six of the world’s major specialists in surfactants being members. The Council, which first met from December 7 to 10, 2004, analyzed the company’s research and development projects’ portfolio, as well as the methodology used. Many of these recommendations will enable the company to increase its efficiency in research and development, as well as enlarge its partnerships with international entities. The Council met again in September 2005, October 2006, September 2007 and 2008. In December 2005, Oxiteno signed a contract with PMD — Project Management and Development Co., or PMD, a private Saudi-Arabian company with their head-office in the industrial city of Al Jubail, for the license of technologies for the production of ethanolamines and ethoxylates. The technologies licensed by Oxiteno will be used in the petrochemical complex located in Al Jubail, currently being built by PMD. The plants that will use the Oxiteno technologies will have a production capacity of 100,000 tons/year of ethanolamines and 40,000 tons/year of ethoxylates.

Ipiranga owns the trademark for the brands used in its distribution business, including Ipiranga, Rodo Rede, Jet Oil, Corrida Premiada, Posto 24 Horas, Atlantic, F1 Master, F1 Super, Ipiranga 4x4, Lub Fácil, Sintex, Moldax, Rede Nota Dez, Ipitrust, GP Super DPPISA, Ipicil, Ipiflex, Ipilube, Ipitur, Isa, Marina 2T Plus, among several others. The trademark for Gasolina Original Ipiranga (Original Ipiranga Gasoline) has been requested to the Brazilian government. The trademarks for these brands expire between 2009 and 2018. CBPI also owns a supplying pump fuel and other patents. One of Ipiranga’s subsidiaries, am/pm Comestíveis Ltda., is the franchisor of the am/pm brand in Brazil.

As part of the acquisition of Ipiranga, we licensed the use of the Ipiranga brand in the Northeast, North and Mid-West regions of Brazil to Petrobras until April 2012. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Ipiranga Group”.

Under the terms of the acquisition of Texaco, we have the right to use the Texaco brand until March 2012 in the South and Souheast regions of Brazil and until March 2014 in the North, Northeast and Mid-West regions of Brazil. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments — Description of the Acquisition of Texaco”.

D. Trend Information

LPG business

Between 2003 and the end of 2007, LPG prices charged to LPG distributors in Brazil have been stable, despite increases in oil and LPG prices in the international markets, which were partially offset by the appreciation of the real compared to the U.S. dollar, reducing the difference between LPG prices in Brazil and in the international markets. However, in 2008 Petrobras increased LPG refinery price for commercial and industrial usage by 15% in January, an additional 10% in April and 6% in July. Since September 2008 the deepening of the global financial crisis has resulted in a sharp slowdown in global economic 2008 growth, leading to a drop in commodities prices, particularly oil, which ended 2008 at US$ 42/barrel after having reached the record level of US$ 150/barrel during 2008.

We cannot guarantee that this trend will continue. Any sharp increase in LPG prices charged to LPG distributors could have an impact on Ultragaz’s results if it is unable to maintain its operational margins.

Chemical and petrochemical business

Oxiteno’s revenues in 2007 and 2008 were negatively impacted by the appreciation of the real against the U.S. dollar that has persisted since 2003, as a large portion of Oxiteno’s product prices are linked to the U.S. dollar. Oxiteno’s specialty chemicals volume in the Brazilian market is correlated with the economic growth, therefore a slowdown in the Brazilian GDP may affect our sales volume, as sales of specialty chemicals in Brazil represent approximately 70% of the total volume sold by Oxiteno. Nevertheless, during the last few years, the demand for Oxiteno’s products was higher than its capacity to serve it, enabling an increase in the share of imports in Brazil. Given Oxiteno’s competitive advantages and completion of capacity expansions in late 2008, it may also grow its volume through displacements of imports. Since September 2008, the deepening of the global financial crisis has resulted in sharp reduction in the capital inflow to Brazil reverting the appreciation of the real trend in place since 2003. However, since April 2009 the real resumed its appreciation, accumulating 14% from January 1, 2009 to June 23, 2009 against the U.S. dollar. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates”. A significant appreciation of the real compared to the U.S. dollar could have a negative impact on Oxiteno’s revenues in the future. Oxiteno’s main raw material is the ethylene, which is produced from naphtha in Brazil. Naphtha prices in Brazil fluctuate with oil prices, which sharply decreased in the international markets in late 2008. However, since March 2009 oil prices have been slowly recovering. We cannot predict whether oil and ethylene prices will keep this trend. A sharp increase in ethylene prices could have a negative impact on Oxiteno’s results of operations if Oxiteno is not able to pass on cost increases to its customers.

Fuels distribution business

IBGE indicators have shown an improvement in the Brazilian economy in 2008, with GDP having increased by 5.1% in 2008 and 5.4% in 2007. This, together with greater availability of credit, has resulted in record levels of vehicle sales. In 2008 more than 2.7 million light vehicles were sold, a 14% increase compared to 2007, with the growth concentrated in the first nine months of 2008. However, since the fourth quarter of 2008, the deepening of the global financial crisis has resulted in a strong slowdown in global economic growth, also affecting Brazil. The sales of new cars in Brazil consequently fell by 17% in the fourth quarter of 2008 compared to the fourth quarter of 2007. In order to minimize the effects of the crisis, the government reduced taxes levied on car sales to encourage an increase in demand in the sector. This measure has had positive effects in the automotive sector, keeping the same level of sales in the first five months of 2009 compared to the same period in 2008. We cannot guarantee that these incentives will continue. In addition, diesel sales are highly correlated with the growth of the economy, so a slowdown in Brazilian GDP may affect our volume sold, as diesel sales represent approximately 60% of the volume sold at Ipiranga.

Brazil’s current fleet is small compared to that of other Latin American countries, with 8 inhabitants per vehicle, whereas Argentina and Mexico have 5 inhabitants per vehicle, according to ANFAVEA. Based on the potential expansion in the economy and credit availability going forward, together with the low ratio of inhabitants per vehicle, Ultrapar believes the outlook for increased Brazilian fuels consumption will be positive for the coming years. The increase in fuels consumption could have a positive effect on the future volume sold by the company, but we cannot guarantee that this trend will continue.

Recent organic investments and acquisitions

During 2008 and the beginning of 2009, Ultrapar concluded important investments, especially in the capacity expansion of Oxiteno and the acquisitions of União Terminais and Texaco. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of União Terminais” and see “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments”. The investments made in expanding the capacity of Oxiteno will allow the company to increase volume if demand for Oxiteno’s volume increases.

The results from União Terminais started to be consolidated into Ultrapar’s results from the fourth quarter of 2008 onwards. The adjusted EBITDA from União Terminais in the first quarter of 2009 amounted to R$12.5 million.

The acquisition of Texaco was closed on March 31, 2009, and the results from the acquired business will be consolidated in Ultrapar’s results from the second quarter of 2009 on. Texaco sold approximately 7 million cubic meters of diesel, gasoline and ethanol in 2008, which represents close to 60% increase in Ipiranga’s volume.

E. Off Balance Sheet Arrangements

Our subsidiaries have provided guarantees to financial institutions related to amounts owed to those institutions by certain of their customers (vendor financing). The guarantees have a term of up to 212 days and are equal to the terms of the related financing arrangements. There exists no recourse provision that would enable us or our subsidiaries to recover any amount paid to the financial institutions under these guarantees. In the event that the financial institutions exercise these guarantees, we are entitled to recover the amount paid directly from our customers under the vendor contracts. At December 31, 2008, the maximum potential payment under these guarantees totaled R$18.8 million, which represented a R$2.8 million decrease over December 31, 2007. At December 31, 2008, in accordance with Brazilian GAAP, we did not record any losses or liability on our consolidated financial statements related to these guarantees.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations, as of December 31, 2008:

	Payment due by period
Contractual obligations	Total	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
	(in millions of reais)
Financing(1)	3,671.9	1,658.1	1,014.6	184.4	814.8
Estimated interest payments on financing(2)(3)	1,018.4	312.7	357.3	142.7	205.7
Estimated planned funding of pension and other postretirement benefit obligations(4)	306.8	10.8	23.0	25.0	247.9
Purchase obligations – raw material(5)	4,819.5	312.1	693.2	727.7	3,086.5
Purchase obligations – utilities(6)	73.4	0.1	10.9	18.3	44.1
Operating leases(7)	84.4	5.9	11.8	11.8	54.9
Royalties(8)	5.7	0.8	1.6	1.6	1.6

Total contractual obligations	9,980.1	2,300.5	2,112.5	1,111.5	4,455.5

(1)	Considers our consolidated indebtedness, including financial leasing agreements of the subsidiaries CBPI, Serma and Tequimar primarily related to fuel distribution equipment, such as tanks, pumps, NGV compressors, computer equipment and vehicles. These contracts have terms between 36 and 60 months. See Note 14 (g) to our consolidated financial statements for more details on leasing agreements
(2)	The estimated interest payment amount was calculated based on macro-economic assumptions including, on average for the period, principally (i) an 11% CDI interest rate, (ii) a 3% variation in the reais to U.S. dollar exchange rate and (iii) a 6% TJLP rate. See “Item 5.B. Operating and Financial Review and Prospect — Liquidity and Capital Resources — Indebtedness” and Note 14 to our consolidated financial statements for more information about the maturity of our debt and applicable interest rates. See Note 14 and Note 24V (e) to our consolidated financial statements for more information on the maturity and the fair value of our swap agreements. See Note 23 to our consolidated financial statements for more information relating to our estimated planned funding of pensions and other post-retirement benefit obligations.
(3)	Includes estimated interest payments on our short- and long-term debt.
(4)	In September 2008, the participation of the companies CBPI, EMCA and their subsidiaries in the Ultraprev plan was approved. Thus, from that date, the companies started to make contributions to Ultraprev and requested the removal of sponsorship from Fundação Francisco Martins Bastos. The estimated payment amount was calculated based on a 4% inflation assumption.
(5)	The purchase obligation relates to long-term contracts with Braskem and PQU under which we are committed to purchase a minimum quantity of ethylene annually. In the event that the commitment with Braskem is not met, we are obliged to pay a fine of a maximum of 40% of the annual ethylene volume, multiplied by the price of ethylene. Oxiteno has a long term contract with Braskem governing the conditions for its supply of ethylene. Under the terms of the agreement, Oxiteno is currently required to purchase at least 190,000 tons of ethylene per year and from 2010 it will be required to purchase at least 210,000 ton. After the conclusion of the ethylene oxide production capacity expansion at Oxiteno’s Camaçari plant in 2010, Braskem will be required to supply Oxiteno with at least 235,000 tons of ethylene per year until 2021. The supply price is indexed to ethylene prices on international markets and on the volume purchased by Oxiteno. This contract does not establish the price of ethylene and for this reason the amount in reais is based on the purchase price as of December 31, 2008. On August 1, 2008, Oxiteno signed an ethylene supply agreement with PQU, valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 19,800 tons of ethylene semiannually. In case of breach of the minimum purchase commitment, the subsidiary agrees to pay a penalty of 30% of the current ethylene price, to the extent of the shortfall.
(6)	The purchase obligation relates to long-term contracts under which Oxiteno is required to purchase a minimum amount of energy annually.
(7)	Our subsidiary company Terminal Químico de Aratu S.A. — Indústria e Comércio has contracts with CODEBA — Companhia Docas do Estado da Bahia, and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its port facilities in Aratu and Suape, respectively. Such contracts establish a minimum cargo movement of products of 1,000,000 tons per year in Aratu, effective through 2022 and 250,000 tons per year in Suape, effective through 2027. If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement based on the port tariff rates on the date established for payment. As of December 31, 2008, these rates were R$4.93 for Aratu and R$3.97 for Suape. The company has been in compliance with the minimum movement of products since the inception of the contracts.
(8)	Corresponds to a franchise contract with am/pm under which Ipiranga is required to pay minimum royalty fees until 2015.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table lists the current members of our Board of Directors and senior management.

Lender	Position	Years with the Company	Age
Board of Directors
Paulo Guilherme Aguiar Cunha	Chairman	42	69
Lucio de Castro Andrade Filho	Vice Chairman	32	64
Ana Maria Levy Villela Igel	Director	11	66
Renato Ochman	Director	8	49
Nildemar Secches	Director	7	60
Paulo Vieira Belotti	Director	11	77
Olavo Egydio Monteiro de Carvalho	Director	6	67
Luiz Carlos Teixeira	Director	1	62

Executive Officers
Pedro Wongtschowski	Chief Executive Officer	31	63
André Covre	Chief Financial and Investor Relations Officer, Ultrapar	5	38
João Benjamin Parolin	Officer, Oxiteno	23	50
Pedro Jorge Filho	Officer, Ultragaz	31	55
Leocadio de Almeida Antunes Filho	Officer, Ipiranga	2	58

Summarized below is information regarding the business experience, areas of experience and principal outside business interest of the current members of our Board of Directors and our senior management.

Paulo Guilherme Aguiar Cunha. Mr. Cunha has been the chairman of our board of directors since 1998 and was our Chief Executive Officer until January 2007. Mr. Cunha was also the chief executive officer of Oxiteno from 1981 to 2006 and a member of the board of directors of Monteiro Aranha since 1997. Mr. Cunha joined Ultrapar in 1967 and was appointed vice president in 1973 and chief executive officer in 1981. Mr. Cunha has also been a member of the CMN — National Monetary Council, BNDESPAR, a subsidiary of BNDES, president of the Brazilian Association of Technical Standards — ABNT, and President of IBP, the Brazilian Petroleum Institute. Mr. Cunha is a member of the consulting board of ABIQUIM, the Brazilian Chemical Industry Association, a board member of the Superior Council of Economy and of the Consultative Council for Industry of FIESP, the state of São Paulo Industry Association and ex-President of IEDI — Research Institution for the Industrial Development. Mr. Cunha is also a member of the board of IBMEC Business School and of the board of IPT — Technological Research Institution. Since 2008 Mr. Cunha has also been a board member of the Superior Strategic Council of FIESP. Mr. Cunha received a degree in industrial mechanical engineering from PUC — Catholic University in Rio de Janeiro in 1962. Mr. Cunha also was a Professor of Engineering at the Catholic University and at the Federal University of Rio de Janeiro from 1963 to 1966.

Lucio de Castro Andrade Filho. Mr. Andrade Filho is the vice chairman of our board of directors since 1998. He was also vice president of Ultrapar from 1982 to 2006. He joined Ultrapar in 1977. Mr. Andrade Filho has held a number of positions with Ultrapar’s subsidiaries in both the LPG as well as logistics, engineering and chemicals segments. Mr. Andrade Filho is also the chief executive officer of GLP — Qualidade Compartilhada, an LPG industry association and a member of the board of directors of the Brazilian Petroleum Institute (Instituto Brasileiro de Petróleo — IBP). Mr. Andrade Filho received degrees in civil engineering and in administration from Mackenzie University in São Paulo in 1968 and 1972, respectively.

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

Renato Ochman. Mr. Ochman joined us in April 2001 as a member of the board of directors. Mr. Ochman is a partner in the law firm Carvalhosa, Eizirik, Ochman e Real Amadeo Advogados Associados S/C and General Secretary of the Chamber of Commerce and Industry of Brazil-Israel. Mr. Ochman is a member of the Youth’s Committee of the United Nations — Brazil, a member of the Board of Grendene and is also a member of the audit committee of the Association for Assistance to Handicapped Infants. Previously, Mr. Ochman taught commercial law at the Fundação Getúlio Vargas and acted as legal counsel for the Brazilian Association of Supermarkets. Mr. Ochman obtained a law degree from the Catholic University of Rio Grande do Sul and a commercial law masters degree and post-graduate degree from the Catholic University of São Paulo.

Nildemar Secches. Mr. Secches joined us in April 2002 as a member of the board of directors. Mr. Secches is the chairman of the board of directors and former CEO of Empresas Perdigão. Mr. Secches is also chairman of the board of directors of WEG S.A. From 1972 to 1990, Mr. Secches worked for Banco Nacional de Desenvolvimento Econômico e Social — BNDES, serving as an executive officer from 1987 to 1990. From 1990 to 1994, Mr. Secches served as chief executive officer of Grupo Iochpe-Maxion. Mr. Secches was chief executive officer of ABEF — Brazilian Association of Chicken Producers and Exporters and vice-president of ABIPECS — Brazilian Association of Pork Producers and Exporters Industries. Mr. Secches received a degree in mechanical engineering from the University of São Paulo, a master’s degree in finance from Pontifícia Universidade Católica of Rio de Janeiro and a doctoral degree in economics from the University of Campinas (state of São Paulo).

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

André Covre. Mr. Covre joined Ultrapar in 2003 as Corporate Planning and Investor Relations Director. Mr. Covre has been the company’s Chief Financial and Investor Relations Officer since March 2007. Mr. Covre has more than 15 years of experience in corporate finance, mergers & acquisitions and capital markets. In 2008 André Covre was elected the Chairman of the Latin American Corporate Governance Roundtable’s Companies Circle, a study group sponsored by the Organization for Economic Co-operation and Development – OECD, with cooperation from the IFC (International Finance Corporation) and BM&FBovespa, aiming at developing corporate governance in Latin America. Mr. Covre began his career with Unisys Corp. in the United States, and was formerly a director of ABN AMRO Capital in Amsterdam, a private equity and venture capital fund. Mr. Covre holds an MBA from INSEAD, in France, and a bachelor degree in government studies from Fundação Getúlio Vargas in São Paulo.

João Benjamin Parolin. Mr. Parolin joined the company in 1986, working in Oxiteno’s commercial area prior to assuming the position of Oxiteno’s Chief Operating Officer. Mr. Parolin formerly served as marketing manager from 1989 to 1992 and sales manager from 1992 to 2000. From 2000 to 2006 he held the Sales Director position at Oxiteno. Prior to joining Oxiteno, he worked in the commercial area at Dow Química S.A.. Mr. Parolin received a bachelor degree in chemical engineering from Escola Politécnica da Universidade de São Paulo in 1980, a post-graduation degree in Marketing Administration at Fundação Getúlio Vargas and a master’s degree in business administration from Fundação Instituto de Administração — Universidade de São Paulo in 2003. As a complement to his academic background he attended the STC — Skills, Tools and Competences from Fundação Dom Cabral/J.L Kellogg Graduate School of Management (Northwestern University) in 2000 and the Advanced Management Program at Wharton University in 2005.

Pedro Jorge Filho. Mr. Jorge is an officer of Ultrapar since April 2005. He has been with the company since 1977 and has held a number of positions with the company, including officer at Utingás and Director of Engineering and Marketing at Ultragaz. Mr. Jorge was also responsible for the Southeastern and Mid-West regions. Mr. Jorge became Ultragaz’s Chief Operating Officer in 2002. He earned a degree in Industrial and Chemical Engineering from Universidade Mackenzie. He also earned a certificate from the Advanced Management Program at INSEAD, in Fontainebleau, France in 1998, and from the program “HR’s—Contribution to Continuous Improvement” at Instituto IESE of Universidade de Navarra, Barcelona, Spain in 1999.

Leocadio de Almeida Antunes Filho. Mr. Antunes is an officer of Ultrapar since May 2008. He has held a number of positions at Ipiranga since 1987 when he joined as Commercial Officer at Fertisul S.A. and Officer at Ipiranga Serrana Fertilizantes S.A. In 1993 he served as an executive officer at CBPI. Currently Mr. Antunes is Ipiranga’s Chief Operating Officer and is also Vice-President of SINDICOM. He earned a degree in Economics from Universidade Federal do Rio Grande do Sul and post graduation and a master degree in Agricultural Economics at University of Reading (UK) and University of London, respectively. Furthermore, he has completed the Advanced Executive Program, from J.L. Kellogg Graduate School of Management in Northwestern University, USA.

B. Compensation

For the year ended December 31, 2008, the aggregate compensation of our directors and executive officers was approximately R$21.8 million. A portion of such amount is represented by variable compensation, dependent on business performance as measured by metrics such as Economic Value Added — EVA and adjusted EBITDA. Except for the expenses related to Ultraprev — Associação de Previdência Complementar, known as Ultraprev, which manages our pension plan, we have not set aside or accrued any additional amounts for pension, retirement or similar benefits for our directors and executive officers. See “Item 6.D. Directors, Senior Management and Employees — Employees.”

On April 27, 2001, the General Shareholders’ Meeting approved a plan for granting stock options (“The Stock Option Plan”) to members of management and employees in executive positions in the Company and its subsidiaries. On November 26, 2003, the Extraordinary General Shareholders’ Meeting approved certain amendments to the original plan of 2001 (the “Deferred Stock Plan”). In the Deferred Stock Plan, certain members of management have the voting and economic rights of preferred shares held as treasury stock and the ownership of these shares is retained by Ultrapar. The Deferred Stock Plan provides for the transfer of the ownership of the shares to those eligible members of management after five to ten years from the initial concession of the rights subject to uninterrupted employment of the Deferred Stock Plan participant by the Company during the period. The Board of Directors determines the number of shares to which each eligible participant shall have rights. The total number of shares to be used for the Deferred Stock Plan is subject to the availability in treasury of such shares. It is incumbent on Ultrapar’s executive officers to select the members of management eligible for the plan and propose the number of shares in each case for approval by the Board of Directors. As of December 31, 2008, the amount granted to the Company’s executives, including tax charges, totaled R$24.0 million. This amount is amortized over the period of the Deferred Stock Plan. The amortization for 2008 amounted to R$1.7 million and is recorded as an operational expense for 2008.

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

C. Board Practices

We are managed by our board of directors (i.e., Conselho de Administração) and by our executive officers (i.e., Diretoria). Our Board of Directors consists of eight members, of whom four are independent, non-executive members, two were executive officers until December 2006 and one was appointed by a minority of preferred shareholders at the General Shareholders’ Meeting on April 29, 2009. Our Board of Directors generally meets every 45 days or whenever called by its chairman or by any two directors. During 2008, fourteen board meetings were held. Each meeting of the Board of Directors requires a quorum of a minimum of three members, including the chairman or the vice-chairman. The Board of Directors is responsible for our general policies, for electing our executive officers and supervising their management, and for deliberating on capital increases up to the authorized capital, distributions of dividends and interest on shareholders’ equity, investments in other companies, our dissolution or incorporation and the appointment of independent auditors. Pursuant to Brazilian law, each member of the Board of Directors must hold at least one of our common or preferred shares and be elected by the holders of our common or preferred shares at the General Shareholders’ Meeting.

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

Executive Officers

Our executive officers include our chief executive officer and a minimum of three and a maximum of five other members. Each of our current executive officers has been appointed by the Board of Directors for a one-year term, which began on May 13, 2009, and they may remain in office until the Board of Directors meeting that will appoint the executive officers in 2010. Sitting members can be reelected for additional one-year terms.

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

Our Fiscal Council consists of five members and their respective alternate members. The Fiscal Council is a separate corporate body independent of our management and our external independent registered public accounting firm. According to the Brazilian Corporate Law, the Fiscal Council must meet at least four times per year. Since its establishment, in July 2005, our Fiscal Council has been meeting on a regular basis, and in 2008, they held ten meetings. Our Fiscal Council is responsible for reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with applicable accounting, internal control and auditing requirements and in compliance with the provisions of Brazilian Corporate Law; the forms of the CVM and requirements for listing on BM&FBovespa; the rules of the SEC and the requirements for listing on the New York Stock Exchange. Our Fiscal Council also (1) makes recommendations to our board of directors regarding the appointment, retention and oversight of our independent auditors, (2) discusses matters related to interim and annual financial statements with the management of the company and the independent auditors, (3) reviews and evaluates the performance of internal auditing and (4) discusses matters related to effectiveness of the internal controls of the company with management and independent auditors. Our Fiscal Council is supporting the implementation by the company of improved procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. Our Fiscal Council may hire outside advisors to assist it with matters related to the course of their duties, and such expenses are covered by the company. The members of our Fiscal Council are elected by our shareholders at the annual general shareholders’ meeting for one-year terms and are eligible for reelection. The terms of the members of our Fiscal Council expire at the next annual general shareholders’ meeting. Under the Brazilian Corporation Law, individuals who are members of our board of directors or our board of executive officers or are employees or spouses or relatives of any member of our management are not eligible to serve on the Fiscal Council. To be eligible to serve on our Fiscal Council, a person must be a resident of Brazil and either a university graduate or has been a company officer or Fiscal Council member of another Brazilian company for at least three years prior to election to our Fiscal Council.

On April 29, 2009, the General Shareholders’ Meeting approved compensation for the members of the Fiscal Council of R$8,000 per month for each effective (non-alternate) member, except for the President and the Secretary of the Fiscal Council, whose compensation was set at R$8,600 per month.

The following table lists the members of our Fiscal Council and their alternates who served on the Fiscal Council during 2008:

Name	First Year of Appointment
Wolfgang Eberhard Rohrbach	2005
Tania Maria Camilo (alternate)	2006
Edson Pena Júnior	2008
Waldenor Moreira Borges Filho (alternate)	2008
Flavio César Maia Luz	2005
Márcio Augustus Ribeiro (alternate)	2007
Mário Probst	2005
Katuyoshi Utiyama (alternate)	2005
Raul Murgel Braga	2005
Pedro Ozires Predeus (alternate)	2005

An election of the Fiscal Council was held on April 29, 2009, at which all members were reelected. Summarized below is information regarding the business experience, areas of experience and principal outside business interests of the current members of our Fiscal Council.

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

Mario Probst. Mr. Probst served as partner at KPMG Auditores Independentes from 1991 to 2004, and is currently retired. Mr. Probst is a member of the board of directors at Hospital Alemão Oswaldo Cruz, a member of the Fiscal Council at Odontoprev S.A. and a member of the Fiscal Council at Companhia Brasileira de Distribuição. Mr. Probst received a degree in business administration from Escola de Administração de Empresas de São Paulo da Fundação Getúlio Vargas and accountancy from Faculdade de Ciências Políticas e Econômicas do Rio de Janeiro.

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

Edson Pena Júnior. Mr. Pena is retired from Banco do Brasil. Mr. Pena also acted as Member of the Consultant Board of Cooperativa Vinícola Aurora, Assistant of Officer Board of Banco do Brasil, Member of Fiscal Council of Banco do Brasil — BI Kepler Weber and Internal Audit Executive Manager of Banco do Brasil. Mr. Pena received a degree in accounting from UNICEUB – Brasília and a post graduation degree in Internal Audit from Universidade de São Paulo.

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

In 2000, the São Paulo Stock Exchange, or BM&FBovespa, introduced three special listing segments, known as Levels 1 and 2 of Differentiated Corporate Governance Practices and New Market (Novo Mercado), aiming at fostering a secondary market for securities issued by Brazilian companies with securities listed on BM&FBovespa, by prompting such companies to follow good practices of corporate governance. The listing segments were designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law. These rules generally increase shareholders’ rights and enhance the disclosure of information provided to shareholders.

In October 2005, we entered into an agreement with BM&FBovespa and have complied with the requirements to become a Level 1 company. In becoming a Level 1 company, we have:

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

On February 20, 2008, Ultrapar’s Board of Directors decided to join to Level 2 of BM&FBovespa’s Special Corporate Governance Levels after the completion of all steps of the acquisition of Ipiranga Group. In becoming a Level 2 company we are required to comply with the following, in addition to the requirements of Level 1: (i) giving voting rights to preferred shareholders for such matters as changes in corporate type, mergers, spin-offs and consolidations, (ii) making a tender offer for the purchase of all outstanding shares, at their economic value, if the company goes private or in the event the company ceases to be a Level 2 company and (iii) adhering to the rules of an arbitration panel responsible for resolving any conflict and consisting of specialists in the relevant dispute areas. As it was already the case for Level 1, Ultrapar’s corporate governance standards will continue to exceed certain requirements of Level 2, the most prominent of which is the 100% tag along rights for all shareholder classes, while the requirement of Level 2 is 80% for all shareholder classes.

D. Employees

As of December 31, 2008, we had 9,496 employees. The following table sets forth our number of employees per line of business at the dates indicated.

	Number of employees
	2008	2007	2006
Ultragaz	4,109	4,467	4,424
Ipiranga	2,083	2,317	n.a.
Oxiteno	1,565	1,441	1,263
Ultracargo	1,459	1,193	981
Others(1)	280	235	217
Ultrapar	9,496	9,653	6,885

(1)	Includes headquarters personnel from the maintenance, IT, finance and accounting departments.

Ultragaz’s employees are covered by collective agreements with the labor unions representing the employees in the LPG industry. Ipiranga’s employees are covered by collective agreements with the labor unions representing our fuel distribution employees. According to Brazilian legislation, Oxiteno’s employees are represented by labor unions, and are currently covered by collective agreements, which are renewed annually.

All of Ultracargo’s employees are covered by a collective agreement, which incorporates clauses of a social, financial, labor union and labor relations nature signed by the companies, labor unions and employees.

In February 2001, our Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by Ultrapar and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev — Associação de Previdência Complementar, since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective contribution in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective contribution over a period of 5 to 25 years. The sponsoring company does not guarantee the amounts or the duration of the benefits received by each employee that retires. The total number of participating employees as of December 31, 2008 was 7,153.

In September 2008, participation of the companies CBPI, EMCA and DPPI and their subsidiaries in the Ultraprev plan was approved. Thus, from that date, the companies started to make contributions to Ultraprev and requested the removal of sponsorship from Fundação Francisco Martins Bastos, the former defined benefit plan sponsored by the companies that formerly formed the Ipiranga Group. See “Item 4.A. Information on the Company — History and Development of the Company” for more information regarding the merger of DPPI with CBPI.

E. Share Ownership

In accordance with our bylaws, there are two classes of capital stock authorized and outstanding, the common shares and the preferred shares, of which only the common shares have voting rights in any matter. See “Item 6.B. Directors, Senior Management and Employees — Board Practices — Corporate Governance.”

In connection with the Share Exchange, Ultrapar issued 54,770,590 new preferred shares. Each RPR, DPPI and CBPI preferred or common share outstanding was exchanged for an Ultrapar preferred share at the rate of 0.79850, 0.64048 and 0.41846 Ultrapar shares per target company share, respectively. After the Share Exchange, our numbers of preferred shares and total shares increased to 86,666,102 and 136,095,999, respectively.

The table below sets forth the number of our total shares (common and preferred shares) beneficially owned by each of our directors and executive officers as of May 31, 2009, including through their participation in our controlling parent company Ultra S.A. Participações.

	Common		Preferred		Total
	Shares	%	Shares	%	Shares	%
Board of directors
Paulo Guilherme Aguiar Cunha(1)	3,928,206	8%	4,447	0%	3,932,654	3%
Lucio de Castro Andrade Filho(1)	1,392,038	3%	3	0%	1,392,041	1%
Ana Maria Levy Villela Igel(1)	9,039,644	18%	254,464	0%	9,294,108	7%
Olavo Egydio Monteiro de Carvalho	352,375	1%	68,126	0%	420,502	0%
Renato Ochman	15	0%	2	0%	17	0%
Nildemar Secches	15	0%	2	0%	17	0%
Paulo Vieira Belotti	15	0%	2	0%	17	0%
Luiz Carlos Teixeira	—	0%	1	0%	1	0%

Executive officers
Pedro Wongtschowski(1)	592,246	1%	—	0%	592,246	0%
André Covre(2)	—	0%	50,400	0%	50,400	0%
Leocádio de Almeida Antunes Filho (2)	—	0%	75,298	0%	75,298	0%
João Benjamin Parolin(2)	—	0%	50,400	0%	50,400	0%
Pedro Jorge Filho(2)	—	0%	74,975	0%	74,975	0%
Board of directors and executive officers	15,304,556	31%	578,121	1%	15,882,676	12%

Total	49,429,897		86,666,102		136,095,999

(1)	Individuals who beneficially own shares primarily through their participation in the holding company Ultra S.A. Participações. See “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders.”
(2)	Executives who were granted shares through the Deferred Stock Plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The table below shows the capital stock of Ultrapar as of May 31, 2009:

	Common		Preferred		Total
	Shares	%	Shares	%	Shares	%
Shareholders
Ultra S.A. Participações	32,646,694	66%	12	0%	32,646,706	24%
Caixa de Previdência dos Funcionários do Banco do Brasil	—	0%	11,035,124	13%	11,035,124	8%
Dodge & Cox, Inc	—	0%	6,115,732	7%	6,115,732	4%
Parth Investments Company(1)	9,311,730	19%	1,396,759	2%	10,708,489	8%

	Common		Preferred		Total
	Shares	%	Shares	%	Shares	%
Monteiro Aranha S.A.	5,212,637	11%	1,007,788	1%	6,220,425	5%
Ultra-DI Participações S.A.(1)	490,095	1%	73,514	0%	563,609	0%
Others	1,768,741	4%	67,037,173	77%	68,805,914	51%

Total	49,429,897	100%	86,666,102	100%	136,095,999	100%

(1)	Parth Investments Company and Ultra-DI Participações S.A., which together hold 19.8% of our common shares, are controlled by Daisy Igel.

Ownership and Capital Structure of Ultra S.A. Participações

As of May 31, 2009, Ultra S.A. Participações, or Ultra S.A., owned approximately 66% of Ultrapar’s voting shares. As of May 31, 2009, the capital stock of Ultra S.A. was beneficially owned as follows:

	Common		Preferred		Total
	Shares	%	Shares	%	Shares	%
Shareholders
Fabio Igel	7,518,770	12%	1,768,275	7%	9,287,045	10%
Rogério Igel	4,634,187	7%	1,130,519	4%	5,764,706	7%
Joyce Igel de Castro Andrade	6,188,622	10%	2,062,989	8%	8,251,611	9%
Marcia Igel Joppert	6,201,602	10%	2,062,988	8%	8,264,590	9%
Christy Participações Ltda	6,425,199	10%	4,990,444	20%	11,415,643	13%
Others	6,433,099	10%	932,571	4%	7,365,670	8%

Total Shareholders	37,401,479	59%	12,947,786	51%	50,349,265	57%

	Common		Preferred		Total
	Shares	%	Shares	%	Shares	%
Directors and officers
Paulo Guilherme Aguiar de Cunha	10,654,109	17%	—	—	10,654,109	12%
Ana Maria Levy Villela Igel	9,764,689	15%	12,395,100	49%	22,159,789	25%
Lucio de Castro Andrade Filho	3,775,470	6%	—	—	3,775,470	4%
Pedro Wongtschowski	1,606,301	3%	—	—	1,606,301	2%

Total Directors and Officers	25,800,569	41%	12,395,100	49%	38,195,669	43%

Total	63,202,048	100%	25,342,886	100%	88,544,934	100%

All of the securities are held in Brazil and there are 21 record holders of these securities in Brazil.

Shareholders’ Agreements

On March 22, 2000, our controlling shareholders entered into a shareholders’ agreement designed to ensure the equal treatment of all shareholders in the event of any change in control. On May 18, 2004, the Extraordinary General Shareholders Meeting and the Special Meeting of Preferred Shareholders approved an amendment of our bylaws to register tag along rights for all Ultrapar shareholders, at 100% of the offer price. The registration of the tag along rights in our bylaws is intended to improve on the rights already conceded through the shareholders’ agreement.

On September 22, 2004, the shareholders of Ultra S.A. entered into a new shareholders’ agreement (the “2004 Shareholders’ Agreement”) replacing a prior shareholders’ agreement entered into on May 22, 1997, to ensure the continuation of the controlling shareholder block upon the contemplated dissolution and distribution of Ultra S.A. shares held by its shareholders, Igel Participações S.A. and Avaré Participações S.A..

The 2004 Shareholders’ Agreement has a term of five years from December 16, 2004 and provides principally that:

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

•

Chairman of our Board of Directors must convene a meeting of, and provide all requested information and available documents to, all parties to the 2004 Shareholders’ Agreement before or after any meeting of our Board of Directors considering key issues such as our strategic plan and general policies, our organizational structure, the election of executive officers, our dividend policy, and any other material decisions as determined by the Board of Directors;

•	any party purchasing shares of Ultra S.A. must agree to be bound by the terms of the 2004 Shareholders’ Agreement; and

•

any party to the 2004 Shareholders’ Agreement may exchange his or her shares in Ultra S.A. into our preferred shares at an exchange ratio necessary to obtain the same percentage of our capital stock as was held in Ultra S.A., unless the exchange would result in (i) Ultra S.A. no longer having more than the majority of our voting shares or (ii) a violation of the number of preferred shares as a percentage of total capital stock legally permitted to be issued by us or by Ultra S.A.

B. Related Party Transactions

None of the members of our board of directors or executives or their family members has any direct participation in any material transaction involving the Company or that is relevant to our businesses.

Utingás’ bylaws provide for each of its shareholders to use a proportion of Utingás’ total storage capacity equal to such shareholder’s proportionate ownership of Utingás. Accordingly, Ultragaz is entitled to use 4.2 thousand tons of LPG storage capacity at Utingás’ facilities, reflecting Ultragaz’s 56% ownership in Utingás. The amount of payments made by Ultragaz to Utingás in 2008 with respect to the use of storage capacity at Utingás’ facilities totaled R$4.5 million.

See Note 21 (a) to our consolidated financial statements for a detailed breakdown of related party transactions as of December 31, 2008.

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

Brazilian Corporate Law defines the “net profit” as the results of the relevant fiscal year, reduced by accumulated losses of prior fiscal years, provisions for income tax and social contribution on the net profit for such fiscal year, and amounts allocated to employees’ and management’s participation on the results in such fiscal year. The amount available for distribution of dividends, referred to as the “Distributable Amount,” is the net profit, as reduced or increased by the following:

•	amounts allocated to the legal reserve;

•	amounts allocated to the statutory reserve, if any;

•	amounts allocated to the contingency reserve, if required;

•	amounts allocated to the unrealized profit reserve;

•	amounts allocated to the retained profit reserve;

•	amounts allocated to the income tax exemption reserve;

•	reversions of reserves registered in prior years, in accordance with Brazilian GAAP; and

•	reversions of the amounts allocated to the unrealized profit reserve, when realized and not absorbed by losses.

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

Contingency reserves. Under Brazilian Corporate Law, our shareholders may decide, upon a proposal of our Board of Directors, to allocate a discretionary amount of our net profit to a contingency reserve for estimated future losses, which are deemed probable. The distributable amount may be further increased by the reversal of such reserve in the fiscal year when the reasons that justified the creation of such reserve cease to exist or in which the anticipated loss occurs. Accordingly, there is no specific percentage of net profit allocable to this type of reserve.

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

Income tax exemption reserve. Under Brazilian Corporate Law, the portion of the net profit derived from donations or governamental incentives directed to investments, can be excluded of the Distributable Amount.

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

For 2008 and 2007, we declared dividends to our shareholders in the amounts of R$238 million and R$241 million, corresponding to 61% and 132% of our net income for each period, respectively.

The following table sets forth the dividends per share distributed by us with respect to our capital stock in the past five years.

Dividend history

Year declared	Common shares	Preferred shares	Common shares	Preferred shares
	(in reais per share)		(in US$ per share)(1)
2004(2)	2.36	2.36	0.84	0.84
2005	1.94	1.94	0.83	0.83
2006	1.78	1.78	0.83	0.83
2007	1.78	1.78	1.06	1.06
2008	1.78	1.78	0.95	0.95

(1)	The amounts in reais have been converted into dollars using the exchange rates at each respective payment date.
(2)	Dividends per share were not retroactively adjusted for the stock dividend described under “Item 4.B. Information on the Company — Business Overview.”

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

Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the Custodian on behalf of the Depositary. The Custodian will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the Depositary for distribution to holders of ADSs. See “Description of American Depositary Receipts” in our Registration Statement filed on Form F-1, declared effective on April 12, 2005. In the event that the Custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that may occur before such dividends are converted and remitted. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates” and “Item 3.D. Key Information — Risk factors — Risks Relating to Brazil.” Dividends in respect of the preferred shares paid to shareholders who are not Brazilian residents, including holders of ADSs, are exempt from Brazilian withholding tax except for dividends declared based on profits generated prior to December 31, 1995. Distributions of interest attributable to shareholders’s equity are currently subject to withholding tax at a rate of 15%, or 25% in the case of a shareholder domiciled in a “tax haven”. See “Item 10.E. Additional Information — Taxation — Brazilian Tax Consequences.”

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

Labor matters

The Petrochemical Industry Labor Union, of which the employees of our indirect subsidiary Oxiteno Nordeste S.A. Indústria e Comércio are members, filed a lawsuit against Oxiteno Nordeste and EMCA, demanding that Oxiteno Nordeste comply with salary adjustments set forth in applicable collective labor agreements, in lieu of the salary policies Oxiteno Nordeste effectively followed. The union also proposed a new collective bargaining agreement, which included an interpretation and clarification of the fourth clause of the previous collective bargaining agreement, which described the relevant salary policies that Oxiteno Nordeste was to follow. Based on the opinion of our legal counsel, who analyzed the last decision of the Federal Supreme Court (STF) on the collective bargaining agreement as well as the status of the individual lawsuit of our subsidiary regarding such agreement, our management believes that an accrual for a potential loss was not necessary as of December 31, 2008. See Note 20 (a) to our consolidated financial statements.

Civil claims

The civil claims against us relate mainly to accidents originated from fires or explosions of LPG bottles and traffic accidents with Ultragaz and Ultracargo trucks.

There are also approximately 100 claims filed by former employees of Ultragaz, regarding bodily harm suits in which the plaintiffs are claiming damages for the loss of economic benefit and for pain and suffering arising from labor accidents. According to Ultragaz’s estimate, our exposure in any individual suit ranges from R$50,000 to R$300,000. Such amounts are generally covered by Ultragaz’s third-party insurance policies, subject to the terms of such policies. For those suits involving death or permanent disabilities, the value of the claim is established by the courts and is based on the average salary and age of the victim.

Ultragaz is a defendant in lawsuits relating to damages caused by an explosion in 1996 in a shopping mall in the city of Osasco, State of São Paulo. These lawsuits involve: (i) individual suits filed by victims of the explosion claiming damages from Ultragaz for the loss of economic benefit and for pain and suffering, (ii) indemnifications of management of the shopping mall and its insurance company, and (iii) a class action lawsuit seeking indemnification for material damages and pain and suffering for all the victims injured and deceased. Of the 62 lawsuits adjudicated through December 2008, 61 judgments were rendered in our favor, of which 25 have already been dismissed. The one unfavorable decision, which we may appeal, was for damages in the amount of R$17,000. There are three actions yet to be decided. Ultragaz has insurance coverage for these lawsuits, and the uninsured contingent amount is R$16.5 million. The Company has not recorded any provision for this amount, since it believes the probability of loss is remote. We believe that we have presented evidence that defective gas pipes in the shopping mall caused the accident and that Ultragaz’s on-site LPG storage facilities did not contribute to the explosion.

Additionally, there were two lawsuits filed in the States of São Paulo and Rio de Janeiro by certain former minority shareholders of RPR, CBPI and DPPI (the “Ipiranga Minority Shareholders”) questioning the Share Exchange in connection with the acquisition of Ipiranga. By the time the company’s shareholders’ general meeting convened to approve the Share Exchange, the Ipiranga minority shareholders made use of certain legal instruments to impede the company’s shareholders’ meeting taking place. Decisions by administrative and judicial courts stated that there were no legal grounds for the Ipiranga Minority Shareholders’ request. Based on such court decisions, the Share Exchange was approved by the shareholders’ meeting of the company on December 18, 2007. The lawsuit filed in the State of Rio de Janeiro terminated as a result of loss of interest to sue, due to the sale of the correspondent shareholding at Ultrapar. Regarding the lawsuit filed in the state of São Paulo, the former Ipiranga Minority Shareholders appealed against the decision issued and to date there has been no final outcome of such appeal. This lawsuit is not accounted for in the financial statements of the company.

Tax matters

We filed suits challenging the constitutionality of several taxes applicable to us. Among the main tax matters are individual lawsuits filed by Ultragaz, Ipiranga, Oxiteno and some of our subsidiaries against the Brazilian tax authorities contesting the increase in certain taxes introduced by Law 9,718 of November 28, 1998. We obtained injunctions to pay contributions to PIS and COFINS without the changes introduced by Law 9,718 of November 28, 1998 in its original version. The ongoing questioning refers to the levy of these taxes on sources of income other than revenues. In 2007 final decisions were rendered for Ultrapar and its subsidiaries, resulting in the reversion of recorded accruals in the net amount of R$12.8 million, net of attorney’s fees, as financial income in the statement of income for the period. The company has other subsidiaries whose lawsuits have not yet been adjudicated in the amount of R$32.8 million, net of attorney’s fees. The company’s subsidiary Utingás Armazenadora S.A. has challenged ISS (Service Tax) assessments issued by the municipal government of Santo André. Our legal counsel classifies the risk as low, given that a significant portion of the administrative appeal was favorable to us. Our argument is supported by the opinion of a renowned tax specialist. The unprovisioned amount of the contingency as of December 31, 2008 is R$46.9 million. On October 7, 2005, Ultragaz’s subsidiaries filed for and obtained an injunction to support the offset of PIS and COFINS credits against other federal taxes administered by the Federal Revenue Service (SRF), notably corporate income tax and social contribution taxes. According to the injunction, the subsidiaries had made escrow deposits for these debits in the amount of R$117.7 million as of December 31, 2008 and recognized a corresponding liability for this purpose.

Our subsidiaries Cia. Ultragaz S.A., Utingás Armazenadora S.A., Terminal Químico de Aratu S.A. — Tequimar, Transultra — Armazenamento e Transporte Especializado Ltda. and Ultracargo Operações Logísticas e Participações Ltda., filed a request for injunction for the full and immediate use of supplementary monetary adjustment based on the Consumer Price Index (IPC)/National Treasury Bonds (BTN) for 1990 (Law No. 8.200/91). Reserves for potential losses on these proceedings have been recorded in the amount of R$14.6 million.

On December 29, 2006, the subsidiaries Oxiteno S.A Indústria e Comércio, Oxiteno Nordeste S.A. Indústria e Comércio, Cia Ultragaz S.A. and Transultra Armazenamento e Transporte Especializado Ltda. filed for an injunction seeking the deduction of ICMS from their PIS and COFINS tax bases. Oxiteno Nordeste S.A Indústria e Comércio received an injunction and is paying judicial deposits, as well as recording an accrual in the amount of R$24.3 million as of December 31, 2008. The other subsidiaries did not receive a similar injunction and are awaiting the judgment of an appeal to the Regional Federal Court – TRF of the third region. On August 19, 2008, the subsidiaries CBPI, RPR, Tropical and EMCA also filed for injuctions seeking the same benefit, and are awaiting the judgment of these lawsuits.

The company and some of its subsidiaries filed a request for an injunction seeking not to be subject to the legislation that restricted the offset of corporate income tax (IRPJ) and social contribution (CSLL) tax loss carryforwards computed through December 31, 1994 to 30% of income for the year. As a result of the Supreme Court’s ruling and based on the opinion of our legal counsel, a provision was recorded in the amount of R$6.8 million. In 2007, in light of recent jurisprudence, the assessment of our legal advisors and an increase of amounts paid as interest on capital, the company and its subsidiaries reserved PIS and COFINS on credits from interest on capital. The total amount reserved as of December 31, 2008 is R$21.9 million.

Regarding Ipiranga/RPR, the main provisions for contingencies are for: (a) the potential reversal of ICMS credits on transportation services taken pursuant to the freight reimbursement system established by the ANP’s predecessor in the amount of R$7.3 million; (b) the potential reversal of ICMS credits in the State of Minas Gerais for interstate outflows carried under Article 33 of ICMS Agreement 66/88, which allowed for the credits and which was suspended by an injunction from the Supreme Court, in the amount of R$28.4 million; (c) the potential reversal of a deduction from our ICMS tax basis in the State of Minas Gerais in the amount of R$16.3 million; (d) litigation based on contracts with customers; (e) claims made by former employees and outsourced personnel regarding salary related amounts. The main tax contingencies of Ipiranga/RPR which present possible risk of loss, and for which, based in this evaluation, we have not made reserves involve ICMS, in the total amount of R$147.6 million and relate mainly to (a) the potential reversal of credits on interstate outflows; (b) ICMS taxes on the purchases of basic oils; (c) the potential reversal of credits derived from excess taxes on the purchase of products at the petroleum refinery under the tax substitution system; (d) reversal of presumed credits from operations involving hydrated ethanol in the State of Santa Catarina; and (e) tax assessments resulting from operations of anhydrous ethanol loan devolutions. In addition, CBPI and its subsidiaries have tax assessments concerning non-homologation of IPI credits originating from acquisitions of products whose later sales were not taxed. The total provision as of December 31, 2008, was R$40.4 million.

The table below summarizes our provisions related to legal proceedings as of December 31, 2008, 2007 and 2006:

	2008	2007	2006
	(in millions of reais)
Income and social contribution taxes	143.6	105.6	36.0
PIS and COFINS on other gains	48.8	33.6	14.4
ICMS	62.7	61.1	15.8
Other	29.0	22.7	2.5
(-) Escrow deposits	(148.1)	(96.1)	(32.2)

Total	136.0	126.9	36.5

Antitrust matters

Ultragaz in Minas Gerais. The subsidiary Companhia Ultragaz S.A. is party to an administrative proceeding at the CADE (Conselho Administrativo de Defesa Econômica), the Brazilian antitrust authority, in which it has been accused of engaging in anti-competitive practices in the State of Minas Gerais in 2001. Recently, the CADE entered a decision against Companhia Ultragaz S.A. imposing a penalty of 1% of the annual gross revenue for 2001 (which was R$1,475 million), excluding taxes and adjusted by IPCA-e. This administrative decision has not yet become final and has been appealed administratively. If the adverse decision is administratively upheld, then its execution may be stayed and the merits reconsidered in court. Based on the above elements and on the opinion of its legal counsel, the subsidiary did not record a provision.

Acquisition of Ipiranga Group. On April 17, 2007, the CADE issued a writ of prevention to ensure the reversibility of the acquisitions by Braskem and Petrobras under the acquisition of Ipiranga Group. On April 25, 2007, CADE’s plenary assembly approved a Transaction Reversibility Preservation Agreement (Acordo de Preservação de Reversibilidade da Operação), or APRO, with Braskem, that set forth that all the assets acquired by Braskem in the acquisition of Ipiranga Group will be preserved. With regard to the Ipiranga Group’s fuel distribution business, Petrobras and Ultrapar were requested to present to CADE an alternative management model that would preserve the competition in the sector. On May 16, CADE approved an APRO with Petrobras regarding the fuel distribution business that replaced and revoked the writ of prevention issued on April 17, 2007. The APRO requested the nomination of an independent manager to administrate the distribution business that Petrobras acquired and established guidelines for operating the business. The APRO also imposed restrictions on Petrobras including limitations on asset sales, business reorganizations, changes in commercial policies and lay-offs. The exchange of commercial and strategic data between Ultrapar and Petrobras regarding the fuel distribution business is also restricted in order to protect free competition in the segment. On May 14, 2008 the Northern Distribution Business was segregated and delivered to Petrobras. On July 2008, CADE approved the acquisition of the Southern Distribution Business by Ultrapar and on December 17, 2008 approved the acquisition of the Northern Distribution Business by Petrobras. As a result of these approvals, APRO is no longer in force.

Acquisition of União Terminais and Texaco. The acquisitions of União Terminais and Texaco were duly submitted to the relevant antitrust authorities and are currently under review by the Secretariat of Economic Monitoring of the Ministry of Finance (SEAE/MF). SEAE/MF will issue a non-binding opinion about the acquisitions that will then be analyzed by CADE, the highest antitrust administrative authority in Brazil. No further opinion related to such acquisitions has been issued by the antitrust authorities to the date of this document.

B. Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on The New York Stock Exchange, in U.S. dollars, and the preferred shares on the São Paulo Stock Exchange, in reais:

	New York Stock Exchange			São Paulo Stock Exchange
	High	Low	Volume(1)	High	Low	Volume(1)
	(in US$ per ADS)			(in reais per preferred share)
Year ended
December 31, 2004	20.00	8.70	21,409	53.50	27.10	71,265
December 31, 2005	19.01	13.53	57,368	48.60	31.70	79,784
December 31, 2006	23.27	13.93	57,658	49.66	31.77	64,070
December 31, 2007	41.72	22.95	73,433	75.40	49.29	119,318
December 31, 2008	40.50	14.92	117,105	67.20	32.79	360,195

	New York Stock Exchange			São Paulo Stock Exchange
	High	Low	Volume(1)	High	Low	Volume(1)
	(in US$ per ADS)			(in reais per preferred share)
Year ended December 31, 2007
First quarter	29.40	22.95	65,473	60.90	49.29	124,716
Second quarter	33.26	29.14	126,358	65.31	58.89	132,400
Third quarter	38.73	28.58	64,725	71.05	61.00	111,152
Fourth quarter	41.72	32.52	37,316	75.40	59.95	108,710

Year ended December 31, 2008
First quarter	38.95	31.28	114,010	65.40	54.41	409,033
Second quarter	40.50	33.57	95,167	67.20	57.33	305,240
Third quarter	38.43	24.42	105,599	60.50	47.50	340,591
Fourth quarter	26.58	14.92	153,501	52.83	32.79	388,440

Quarter ended March 31, 2009
First quarter	25.67	21.39	124,180	59.85	50.85	309,980

Month ended
November 30, 2008	23.85	19.16	202,393	52.00	41.99	399,758
December 31, 2008	23.30	20.33	117,780	52.83	48.79	265,240
January 31, 2009	24.11	21.40	83,731	54.30	50.85	219,181
February 29, 2009	24.72	21.72	161,487	57.40	52.85	334,139
March 31, 2009	25.67	21.39	128,731	59.85	52.25	376,886
April 30, 2009	28.34	24.30	83,020	62.15	55.39	343,145
May 31, 2009	32.81	28.65	68,415	64.49	60.34	375,845
June 30, 2009 (through June 23)	34.96	29.98	73,649	66.00	61.40	303,469

(1)	Average daily trading volume.

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

C. Material Contracts

US$60 million 9% Ultragaz Notes

In June 1997, Ultragaz issued US$60 million in notes (the “Original Notes”) maturing in 2005. In June 2005, maturity was extended to June 2020, with put/call options in June 2008 that were not exercised by the subsidiary nor the financial institutions. The next put/call option will be in June 2011.

In June 2005, Oxiteno’s subsidiary Oxiteno Overseas Corp., or Oxiteno Overseas, acquired the full amount of Original Notes issued by Ultragaz, with funds from a syndicated loan in the amount of US$60 million with maturity in June 2008 and interest rate of 5.05% per year. The syndicated loan was guaranteed by Ultrapar and the subsidiary Oxiteno.

In April 2006, Oxiteno Overseas sold the Original Notes to a financial institution. Concurrently, the subsidiary acquired from this financial institution a credit linked note backed by the Original Notes, as mentioned in Note 14 to our consolidated financial statements, thus obtaining an additional return on this investment. The transaction matures in 2020, and either Oxiteno or the financial institution may redeem it earlier, although the subsidiary has only an annual option of redemption (purchase) from June 2008 onward. In the event of insolvency of the financial institution, Ultragaz would be required to settle the Original Notes, although Oxiteno Overseas would continue to be creditor of the credit linked note. Thus, Ultrapar is no longer eliminating the Original Notes from its financial statements.

In June 2008, the syndicated loan was renewed under the same conditions, at an interest rate of LIBOR plus 1.25% per annum. See “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness”.

March 22, 2000 shareholders agreement

On March 22, 2000, our controlling shareholders entered into a shareholders’ agreement designed to ensure the equal treatment of all shareholders in the event of any change in control. On May 18, 2004, the Extraordinary Shareholders’ Meeting and the Special Meeting of Preferred Shareholders approved an amendment of our bylaws to register tag along rights for all Ultrapar shareholders, at 100% of the offer price. The registration of the tag along rights in our bylaws is intended to improve on the rights already conceded through the shareholders agreement.

September 22, 2004 shareholders agreement

On September 22, 2004, the shareholders of Ultra S.A. entered into the 2004 Shareholders’ Agreement replacing a prior shareholders’ agreement entered into on May 22, 1997, to ensure the continuation of the controlling shareholder block upon the contemplated dissolution and distribution of Ultra S.A. shares held by its shareholders, Igel Participações S.A. and Avaré Participações S.A.. The 2004 Shareholders’ Agreement has a five-year term, starting on December 16, 2004. For information regarding the shareholders agreements, see “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders.”

US$250 million 7.25% LPG Notes due 2015

On December 20, 2005, Ultragaz’s subsidiary LPG International Inc. issued US$250 million in notes in the international market, with the aim of lengthening the company’s debt profile, financing possible acquisitions and other corporate purposes. The notes mature in December 2015, have a coupon of 7.25% per annum paid semiannually and were priced at 98.75% of par value, resulting in a yield to maturity of 7.429% per annum upon issuance. Standard & Poor’s assigned its BB+ credit rating on a global scale for the company and the securities issued. The notes:

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

The guarantees for the notes are unsecured unsubordinated obligations of Ultrapar and Oxiteno, ranking equally in right of payment with all existing and future unsecured unsubordinated obligations of Ultrapar and Oxiteno. For information about the covenants the company is subject to due to the LPG notes, see “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness.”

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

Ipiranga Group Transaction Agreements

In March 2007, Ultrapar entered into the Ipiranga Group Transaction Agreements that together effected its acquisition, along with Petrobras and Braskem, of the Ipiranga Group. Each Ipiranga Group Transaction Agreement is incorporated by reference to Exhibits 2.6, 2.7, 2.8, 4.4, 4.5, 4.6 and 4.7 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007.

CBPI Notes

On August 1, 2003, CBPI issued US$135 million in notes internationally. Part of these notes were redeemed in 2005 and 2006, in the amount of US$1.3 million (R$3.1 million) and US$79.6 million (R$164.9 million), respectively. In July 2008, these notes matured and were consequently settled.

Sale and Purchase Agreement Related to the Acquisition of União Terminais

On June 6, 2008 Ultrapar, through its subsidiary Tequimar, entered into a sale and purchase agreement which sets forth the conditions for the acquisition of 100% of the shares of União Terminais formerly held by Unipar (“SPA União Terminais”). See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of União Terminais.” See “Exhibit 4.8 — Share Purchase Agreement between Ultrapar Participações S.A.’s subsidiary Terminal Químico de Aratu S.A. and Unipar, dated June 6, 2008 — English Summary.

Sale and Purchase Agreement Related to the Acquisition of Texaco

On August 8, 2008 Ultrapar, through its subsidiary SBP, entered into a sale and purchase agreement which sets forth the conditions for the acquisition of 100% of the shares of CBL and Galena formerly held by Chevron (“SPA Texaco”). The acquisition was closed on March 31, 2009. The total acquisition value was R$1,190 million. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments — Description of the Acquisition of Texaco.” and see “Exhibit 4.9 — Securities Purchase Agreement entered into by and among Chevron, CBL, Galena and SBP, dated August 14, 2008.”

Promissory Notes

On March 3, 2008 Ultrapar issued a R$1.2 billion Promissory Note maturing on February 28, 2009 at a rate of 103.15% of CDI. In December 2008 Ultrapar prepaid the first issuance of R$1.2 billion Promissory Notes and issued a new Promissory Note of R$1.2 billion at a rate of 100% of CDI + 3.6% maturing in December 2009. The new Promissory Notes were redeemed by Ultrapar in June 2009. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments” and “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Reserves — Indebtedness”.

Other material contracts are described in other sections of this report

For information regarding the acquisition of Shell Gás, see “Item 4.A. Information on the Company — History and Development of the Company — Investments — Equity Investments.” For information regarding our contract with Braskem and PQU relating to the supply of ethylene, see “Item 4.B. Information on the Company — Business Overview — Petrochemicals and Chemicals — Oxiteno — Raw materials” and “Item 5.F. Operating and Financial Review and Prospects — Tabular Disclosure of Contractual Obligations.”

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

Foreign investors may register their investment in our shares under Law 4,131 of September 3, 1962 or Resolution 2,689 of January 26, 2000, both as amended. Registration under Resolution 2,689 affords favorable tax treatment to non-Brazilian investors who are not residents in a “tax haven” jurisdiction (i.e. countries that do not impose income tax or where the maximum income tax rate is lower than 20%), as defined by Brazilian tax laws.

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

Resolution 1,927 of the National Monetary Council provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. Accordingly, the proceeds from the sale of ADSs by holders of American Depositary Receipts outside Brazil are free of Brazilian foreign investment controls and holders of ADSs who are not resident in a “tax haven” jurisdiction will be entitled to favorable tax treatment.

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

This summary is based upon tax laws of Brazil and the United States as of the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. You should consult your own tax advisers as to the Brazilian, United States or other tax consequences of the purchase, ownership and disposition of preferred shares or ADSs, including, in particular, the effect of any non U.S., state or local tax laws.

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of preferred shares or ADSs.

Brazilian Tax Consequences

General. The following discussion summarizes the main Brazilian tax consequences of the acquisition, ownership and disposal of our preferred shares or ADSs, as the case may be, by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and, in the case of preferred shares, has registered its investment in such securities with the Central Bank as a direct investment (in each case, a “Non-Brazilian Holder”). The following discussion does not address all of the Brazilian tax considerations applicable to any particular Non-Brazilian Holder. Therefore, each Non-Brazilian Holder should consult his or her own tax advisers concerning the Brazilian tax consequences of an investment in our preferred shares or ADSs.

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

On June 24, 2008, Law 11,727 was enacted, which provides that, as of January 1, 2009, a “tax haven” will also include:

(1) jurisdictions or countries whose local legislation imposes restrictions on the access of information relating to the ownership of shares of a Brazilian entity or a given investment; and

(2) any “privileged tax regime”. Under this new law, a “privileged tax regime” is a tax regime that meets any one of the following requirements: (i) does not tax income or taxes income at a maximum rate of less than 20%; (ii) grants tax advantages to a non-resident entity or individual (a) without requiring substantial economic activity in the jurisdiction of such non-resident entity or individual or (b) to the extent such non-resident entity or individual does not conduct substantial economic activity in the jurisdiction of such non-resident entity or individual; (iii) does not tax income generated abroad, or imposes tax on income generated abroad at a maximum rate of less than 20%, or (iv) restricts the ownership disclosure of assets and ownership rights or restricts disclosure about economic transactions carried out.

Since Law 11,727 has only recently been enacted, regulations by the Brazilian Revenue Service are likely to be issued, and such regulations might affect the analysis of what constitutes a “tax haven” for purposes of the Brazilian regulations.

Specifically with respect to the part of the new Law 11,727 described in clause (2) above, our Brazilian counsel has advised that although this part of the new law should apply only to determining what constitutes a “tax haven” for purposes of Brazilian transfer pricing rules, because several Brazilian regulations utilize the “privileged tax regime” concept when referencing “tax haven” jurisdictions, there is a possibility that the privileged tax regime concept may impact the definition of what constitutes a “tax haven” for purposes of the Brazilian regulations.

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

Taxation of gains. According to Law no. 10,833/03, the gains recognized on a disposal of assets located in Brazil, such as our preferred shares, by a Non-Brazilian Holder, are subject to withholding income tax in Brazil. This rule is applicable regardless of whether the disposal is conducted in Brazil or abroad and/or if the disposal is or is not made to an individual or entity resident or domiciled in Brazil.

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

Capital gains realized by Non-Brazilian Holders on the disposal of preferred shares sold on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

•

are subject to the withholding income tax at a zero percent rate when realized by a Non-Brazilian Holder that (i) has registered its investment in Brazil before the Central Bank under the rules of the Brazilian Monetary Counsel (“Registered Holder”) and (ii) is not a Tax Haven Holder; and

•

are subject to income tax at a rate of 15% with respect to gains realized by a Non-Brazilian Holder that is not a Registered Holder (including a Non-Brazilian Holder who qualifies under Law No. 4,131/62) and gains earned by Tax Haven Holders that are Registered Holders. In this case, a withholding income tax of 0.005% shall be applicable and can be offset against any income tax due on the capital gain.

Any other gains realized on the disposal of preferred shares that are sold on the Brazilian stock exchange:

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

Gains on the exchange of ADS for preferred shares

Although there is no clear regulatory guidance, the exchange of ADSs for preferred shares should not be subject to Brazilian tax. Non-Brazilian Holders may exchange their ADSs for the underlying preferred shares, sell the preferred shares on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days from the date of exchange (in reliance on the depositary’s electronic registration). Our understanding is that the exchange of ADSs for the underlying preferred shares and sale of preferred shares within the period mentioned above by a Non-Brazilian Holder that (i) is a Registered Holder and (ii) is not a Tax Haven Holder should not be subject to the withholding income tax.

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

Taxation of Foreign Exchange Transactions (IOF/Exchange). IOF/Exchange is imposed on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Currently, the IOF/Exchange rate for almost all foreign currency exchange transactions is 0.38%. In the case of transactions on a stock exchange or under the regulations issued by the Monetary Council of Brazil, the applicable rate is zero. The Brazilian Federal Government is permitted to increase the rate at any time, up to 25%. However, any increase in rates only applies to future transactions.

Taxation of Bonds and Securities Transactions: (IOF/Bonds). Law No. 8,894, dated as of June 21, 1994, created the IOF/Bonds, which may be imposed on any transaction involving bonds and securities, even if the transaction includes Brazilian stock, futures or commodities exchange. The rate of IOF/Bonds with respect to transactions of preferred shares and ADSs is currently zero, although the executive branch may increase the rate up to 1.5% per day during the terms of the securities, but only with respect to future transactions relating to preferred shares or ADSs.

Other Brazilian Taxes. Some Brazilian states impose gift and inheritance tax on gifts or bequests made by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred shares or ADSs.

U.S. Federal Income Tax Consequences

The following is a discussion of the material U.S. federal income tax consequences of the ownership and disposition of preferred shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to holders of preferred shares or ADSs, and does not address state, local, foreign or other tax laws. The discussion applies only to a U.S. Holder (as defined below) that holds preferred shares or ADSs as capital assets for tax purposes and does not address special classes of holders, such as dealers and traders in securities; certain financial institutions; insurance companies; tax-exempt entities; persons owning, directly, indirectly or constructively, 10% or more of our voting shares; persons holding preferred shares or ADSs as part of a hedging transaction, wash sale, straddle, conversion transaction or integrated transaction; persons entering into a “constructive sale” with respect to preferred shares or ADSs; persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar; persons liable for the alternative minimum tax; partnerships or other entities classified as partnerships for U.S.

federal income tax purposes; persons who have ceased to be United States citizens or to be taxed as resident aliens; persons who acquired our ADSs or preferred shares pursuant to the exercise of any employee stock option or otherwise as compensation; or persons holding our ADSs or preferred shares in connection with a trade or business conducted outside the United States.

If an entity that is classified as a partnership for U.S. federal tax income tax purposes holds preferred shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding preferred shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the preferred shares or ADSs.

You should consult your tax advisers concerning the overall tax consequences to you, including the consequences under foreign, state and local laws, of the acquisition, ownership and disposition of preferred shares or ADSs.

This discussion is based on the Internal Revenue Code of 1986, as amended (“the Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, all as of the date hereof and changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. In addition, this discussion is based in part on representations of the depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement and any other related document will be performed in accordance with its terms.

This discussion applies to you only if you are a “U.S. Holder.” For purposes of this discussion, a “U.S. Holder” is a beneficial owner of preferred shares or ADSs that is for U.S. federal income tax purposes (i) a citizen or resident of the United States of America, (ii) a corporation, or other entity taxable as a corporation, organized under the laws of the United States of America or any political subdivision thereof or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source. This discussion assumes that we were not a passive foreign investment company in 2008 (as discussed below).

In general, U.S. Holders of ADSs will be treated for U.S. federal income tax purposes as owners of the preferred shares underlying the ADSs. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom ADSs are released prior to delivery of shares to the depositary (a “pre-release”) may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Such actions would also be inconsistent with claiming the reduced rate applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of Brazilian taxes and the availability of the reduced rate for dividends received by certain non-corporate holders, each as described below, could be affected by actions that may be taken by the parties to whom ADSs are pre-released.

Taxation of distributions. Distributions paid on ADSs or preferred shares will be includable in the income of a U.S. Holder as ordinary dividend income to the extent paid out of current or accumulated earnings and profits of Ultrapar, as determined for U.S. federal income tax purposes. Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, under current law, dividends paid to non-corporate U.S. Holders may be taxable at favorables rates, up to a maximum rate of 15%, in taxable years beginning before January 1, 2011. U.S. Holders should consult their tax advisers regarding the availability of this lower tax rate in their particular circumstances. For purposes of these rules, the amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s or in the case of ADSs, the Depositary’s receipt of the dividend. In addition, the taxable amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed, if any, and the amount of a distribution paid in reais will be calculated by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by the depositary, in the case of ADSs, or the U.S. Holder, in the case of preferred shares directly held by a U.S. Holder. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. The U.S. Holder may have foreign currency gain or loss if the amount of such dividend is not converted into U.S. dollars on the date of its receipt.

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

Taxation of sale, exchange or disposition of preferred shares or ADSs. For U.S. income tax purposes, gain or loss realized by a U.S. Holder upon the sale, exchange or other disposition of a preferred share or ADS will be U.S. source capital gain or loss in an amount equal to the difference between the amount realized on the disposition of the preferred share or ADS and the U.S. Holder’s tax basis in the preferred share or ADS disposed of, in each case as determined in U.S. dollars. The gain or loss will be long term capital gain or loss if the U.S. Holder’s holding period in the preferred share or ADS exceeds one year. If a Brazilian tax is withheld on the sale or disposition of preferred shares or ADSs, a U.S. Holder’s amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian tax. See “— Brazilian Tax Consequences — Taxation of Gains” for a description of when a disposition may be subject to taxation by Brazil. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. Consequently, if Brazilian tax is imposed on the sale or disposition of preferred shares or ADSs, the U.S. Holder may not be able to credit the Brazilian tax against the U.S. income tax. U.S. Holders should consult their tax advisers as to whether the Brazilian tax on gains may be creditable against tax on foreign-source income from other sources.

Passive foreign investment company. Special U.S. tax rules apply to U.S. Holders that own shares or ADSs in a passive foreign investment company (“PFIC”). In general, a foreign corporation is a PFIC in a particular taxable year if either:

•	75% or more of its gross income consists of passive income, such as dividends, interest, rents and royalties; or

•	50% or more of its assets, by value, determined on the basis of a quarterly average, consists of assets that produce, or are held for the production of, passive income.

Based on a review of our income and assets, we believe that we are not a PFIC for U.S. federal income tax purposes for our 2008 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time (including, among others, less than 25 percent equity investments), there can be no assurance that we will not be a PFIC for any taxable year.

If we were a PFIC for any taxable year during which a U.S. Holder held preferred shares or ADSs, gain recognized by such U.S. Holder on the sale or other disposition (including certain pledges) of the preferred shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the preferred shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxable as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that year for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to that taxable year. Similar rules would apply to any distributions in respect of the preferred shares or ADSs to the extent in excess of 125 percent of the average of the annual distributions on preferred shares or ADSs received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Certain elections may be available to U.S. persons that would result in alternative treatments (such as mark-to-market treatment) of the preferred shares or ADSs. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

In addition, if we are a PFIC in a taxable year in which we pay a dividend or in the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate holders will not apply in that year.

United States backup withholding and information reporting. Payment of dividends and other proceeds in connection with the preferred shares or ADSs made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless the U.S. Holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) in the case of backup withholding, provides a correct taxpayer identification number on a properly completed Internal Revenue Service Form W-9 or a substitute form and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder is creditable against the U.S. Holder’s federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

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

We also file financial statements and other periodic reports with the CVM located as Rua Sete de Setembro, 111, Rio de Janeiro, Brazil 20159-900. In addition the CVM maintains a website that contains information in Portuguese filed electronically with the CVM, which can be accessed over the internet at http:// www.cvm.gov.br.

I. Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The main risks to which Ultrapar is exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by Ultrapar’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by Utrapar and by their counterparties. These risks are managed through control policies, specific strategies, and establishment of limits.

Ultrapar has a conservative policy for the management of financial resources, instruments and risks approved by its Board of Directors (the “Policy”). In accordance with the Policy, the main objectives of financial management is to preserve the value and liquidity of financial assets and ensure financial resources for the proper conduct of business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•	Management of financial assets, instruments and risks is the responsibility of the financial area, through its treasury, with the assistance of the tax and accounting areas;

•

Supervision and monitoring of compliance with the principles, guidelines and standards of the Policy is the responsibility of the Risk and Investment Committee, set up more than 10 years ago and composed of members of the Executive Board of Ultrapar (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fund raising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis;

•	Changes in the Policy or revisions of its standards are subject to the approval of Board of Directors of Ultrapar;

•	Continuous enhancement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the financial department.

Currency risk

Most operations of Ultrapar are located in Brazil and, therefore, the reference currency for currency risk management is the real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of Ultrapar to changes in exchange rates. Ultrapar considers as its main currency exposures the assets and liabilities in foreign currency and the short-term net sales in foreign currency of Oxiteno.

The subsidiaries of Ultrapar use exchange rate hedging instruments (especially between the real and the U.S. dollar) available in the financial markets to protect their assets, liabilities, receipts and disbursements in foreign currency, in order to reduce the effects of changes in exchange rates on its results and cash flows in reais within the exposure limits under its Policy.

Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currency are stated below, translated into reais as of December 31, 2008 and December 31, 2007:

Asset and liabilities in foreign currency

	2008	2007
	(Amounts in millions of reais)
Assets in foreign currency
Financial investments	565.3	640.8
Investments in foreign subsidiaries	111.9	55.9
Foreign trade receivables, net of advances on export contract and provision for doubtful debt	52.0	35.1
Cash	9.7	8.0
Others(1)	89.1	—

	828.0	739.8

Liabilities in foreign currency
Financing	1.171.4	988.3
Accounts payable for imports, net of advances to foreign suppliers	10.0	14.6

	1.181.4	1,002.9

Currency hedging instruments(2)	242.0	221.5
Net long (short) position	(111.4)	(41.6)

(1)	Deposit made to Chevron for the acquisition of Texaco in Brazil.
(2)	Measured at fair value in 2008 and notional value plus interest earned in 2007.

Based on the net short position of R$111.4 million in foreign currency shown above, we estimate that a 10% devaluation of the real would produce a financial expense of R$11.1 million.

See Notes 5, 19 and 24 I (i) to our consolidated financial statements for a discussion of the accounting policies for derivative instruments and information with respect to financial instruments.

Interest Rate Risk

Ultrapar adopts conservative policies for fund raising and use of financial resources and capital cost minimization. The financial investments of Ultrapar are primarily held in transactions linked to the CDI. Fund raising primarily results from financing from BNDES and other development agencies, promissory notes and funds raised in foreign currency. Ultrapar does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial assets and liabilities at floating rates. See Note 5 and 14 to our consolidated financial statements.

The table below provides information as of December 31, 2008 about our debt obligations in foreign currency and in reais that are subject to variable and fixed rates of interest. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates and interest rates:

				Principal by year of maturity*
Debt	Average interest rate	Fair value	Outstanding debt R$	2009	2010	2011	2012	2013 and thereafter
	(in millions of reais)
U.S. dollar borrowings	6.7%	1,091.7	1,142.1	231.6	15.2	154.8	8.9	731.6
Borrowings indexed to the UMBNDES	8.4%	3.5	3.5	2.9	0.6	—	—	—
Borrowings indexed to the TIIE + MX$	1.2%	19.8	19.8	9.6	3.7	3.3	1.2	1.9
Borrowings indexed to the TJLP	2.2%	506.7	501.4	121.6	108.8	90.1	83.8	97.0
Borrowings indexed to the Bs	19.6%	6.0	6.0	5.7	0.1	0.1	0.1	—
Borrowings indexed to the CDI	115.8 of CDI %	1,894.1	1,894.4	1,280.0	611.1	3.3	—	—
Borrowings indexed to the FNE(1)	10.0%	103.5	103.5	6.4	11.4	11.4	11.4	62.9
Others		1.2	1.2	0.3	0.3	0.2	0.2	0.2

Subtotal		3,626.5	3,671.9	1,658.1	751.3	263.3	105.6	893.5
Unrealized losses (gains) on swaps transactions		(37.9)	—	(11.5)	—	(26.4)	—	—

Total		3,588.6	3,671.9	1,646.6	751.3	236.9	105.6	893.5

*	Figures in 2009 include interest accrued until December 31, 2008.
(1)	Accounts for a 15% reduction in the interest rate as a premium for complying with established payment dates.

Credit risk

The financial instruments that would expose Ultrapar to credit risks of the counterparty are basically represented by cash and cash equivalents, financial investments and accounts receivable.

Customer credit risk — Such risks are managed by each business unit through specific criteria for acceptance of customers and credit rating and are additionally mitigated by diversification of sales.

Credit risk of financial institutions — Such risk results from the inability of financial institutions to comply with their financial obligations to Ultrapar due to insolvency. Ultrapar regularly conducts a credit review of the institutions with which it holds cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen based on safety and soundness. The volumes of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by institution and, therefore, require diversification of counterparty.

Government credit risk — Ultrapar has financial investments in federal government bonds of Brazil and countries rated AAA or Aaa by specialized credit rating agencies. The volume of financial investments are subject to maximum limits imposed by each country and, therefore, require diversification of counterparty.

Selection and use of financial instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of Ultrapar and its subsidiaries are intended to preserve value and liquidity. The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy and briefly described above are the subject of risk management. In accordance with the Policy, Ultrapar and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments or instruments with a margin call are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, Ultrapar and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

The Committee monitors compliance with the risk standards established by the Policy through a risk monitoring map, including the use of hedging instruments, on a monthly basis.

The table below summarizes the position of hedging instruments adopted by the company and its subsidiaries (in R$ million, except where otherwise stated):

	Counterparty	Maturity	Initial notional amounts *		Fair value		Amounts payable or receivable for the period (Dec 31, 2008)
Swap contracts			2008	2007	2008	2007	Amount receivable	Amount payable
a – Exchange rate swaps receivable in U.S. dollars	Bradesco, Citibank, Goldman Sachs, HSBC, Itaú, Santander/Real, UBS Pactual	Jan 2009 to Jun 2011
Receivables in U.S. dollars			123.5	170.0	291.6	316.4	291.6	—
Payables in CDI interest rate			123.5	156.0	236.4	380.6	—	236.4
Receivable in Mexican Pesos			—	14.0	—	25.1	—	—

Total result			—	—	55.2	(89.3)	291.6	236.4

b – Exchange rate swaps payable in U.S. dollars	Bradesco, HSBC, Itaú, Santander/ Real	Jan 2009 to Mar 2009
Receivables in CDI interest rate			18.3	41.3	44.1	74.5	44.1	—
Payables in U.S. dollars			18.3	41.3	42.9	73.1	—	42.9

Total result			—	—	1.2	1.4	44.1	42.9

c – Interest rate swaps	Itaú	Jun 2011
Receivables in LIBOR interest rate in U.S. dollars			60.0	—	133.8	—	133.8	—
Payables in fixed interest rate in U.S. dollars			60.0	—	140.5	—	—	140.5

Total result			—	—	(6.7)	—	133.8	140.5

Total Gross result			—	—	49.7	(87.9)	469.5	419.8
Income tax			—	—	(11.8)	(0.3)	(11.8)	—

Total net result			—	—	37.9	(88.2)	457.7	419.8

* In U.S.$ million

The purposes and the receiving or payable rates of each category of hedging instruments included in the table above are described as follows:

a – Exchange rate swaps receivable in U.S. dollars — the purpose of these contracts is to offset the effect of variations in exchange rates over our liabilities in U.S. dollars by converting it into a liability in reais linked to CDI. The table below presents our position in this category of swaps as of December 31, 2008:

Swap	2009	2010 and thereafter
Notional amount of swaps (in millions of reais)(1)	148.3	140.2
Notional amount of swaps (in millions of dollars)	63.5	60.0
Average receiving rate	US$ + 5.44%	US$ + 4.93%
Average payment rate(2)	97.84% CDI	99.50% CDI

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2008.
(2)	CDI — Interbank Certificate of Deposit Rate.

b – Exchange rate swaps payable in U.S. dollars — the purpose of these contracts is to protect Oxiteno against variations between the exchange rate used to convert the dollar denominated costs of certain products to reais and the exchange rate used to convert the dollar denominated price of such products. The table below presents our position in this category of swaps as of December 31, 2008:

Swap	2009
Notional amount of swaps (in millions of reais)(1)	42.8
Notional amount of swaps (in millions of dollars)	18.3
Average receiving rate(2)	59.78% CDI
Average payment rate	US$

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2008.
(2)	CDI — Interbank Certificate of Deposit Rate

c – Interest rate swap — the purpose of this contract is to convert the interest rate on a syndicated loan in the principal amount of US$60 million from floating into fixed rate. The table below presents our position on this category of swaps as of December 31, 2008:

Swap	2009
Notional amount of swaps (in millions of reais)(1)	140.2
Notional amount of swaps (in millions of dollars)	60.0
Average receiving rate(2)	Libor + 1.25%
Average payment rate	US$ + 4.93%

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2008.
(2)	CDI — Interbank Certificate of Deposit Rate

All of Ultrapar’s hedging instruments were properly registered with CETIP S.A. (the Brazilian over-the-counter clearing house), except for the interest rate swap, which is an over-the-counter contract governed by ISDA (International Swap Dealers Association, Inc.) executed with the counterparty Banco Itaú BBA S.A. – Nassau Branch.

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

On May 18, 2004, we held an Extraordinary Shareholders’ Meeting which approved amendments of our bylaws. The amendments were (i) the registration in our bylaws of tag along rights for all Company shareholders, at 100% of the offer price, a provision that was previously provided for in our 2000 shareholders’ agreement; and (ii) to make the dividend right of preferred shareholders equal to those of common shareholders as described above.

On September 22, 2004, the shareholders of Ultra S.A., a holding company that controls Ultrapar, signed a shareholders’ agreement that was primarily aimed at maintaining the controlling shareholder block in Ultrapar. For more information, see “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders.”

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

As of December 31, 2008, under management’s supervision and with its participation, including our chief executive officer and chief financial officer, we performed an evaluation of our disclosure controls and procedures for the period relating to the information contained in this 20F report. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective as of December 31, 2008 at the reasonable assurance level for the purpose of collecting, analyzing and disclosing the information that we are required to disclose in the reports we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures.

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

Management evaluated the internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO and Chief Financial Officer, or CFO as of December 31, 2008. Management evaluated the effectiveness of our internal control over financial reporting based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. Ultrapar’s management concluded that as of December 31, 2008, our internal control over financial reporting were adequate and effective, based on those criteria.

Our independent registered public accounting firm, KPMG Auditores Independentes, has issued an attestation report on management’s assessment of our internal controls over financial reporting as of December 31, 2008. The report on the audit of our internal control over financial reporting is included below.

(c) Report of the Registered Public Accounting Firm on Internal Control over Financial Reporting

The Report of independent registered public accounting firm on internal control over financial reporting issued by our independent registered public accounting firm, KPMG Auditores Independentes, is presented below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Ultrapar Participações S.A.

We have audited Ultrapar Participações S.A. and its subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Ultrapar Participações S.A. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Ultrapar Participações S.A. and its subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity and comprehensive income, cash flows and value added for the years then ended, and our report dated March 11, 2009 (except for the note 24 and 25, as to which the date is June 26, 2009) expressed an unqualified opinion on those consolidated financial statements.

São Paulo, SP - Brazil

March 11, 2009, except for the controls over notes 24 and 25, as to which the date is June 26, 2009.

/s/ KPMG Auditores Independentes

(d) Changes in Internal Control over Financial Reporting

We have made no change to our internal control over financial reporting for the year ended 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

In 2004 we established a code of ethics which covered (i) the Board of Directors; (ii) the Executive Board (including the chief executive officer and the chief financial officer); (iii) the Fiscal Council of Ultrapar; (iv) the Board of Directors and Executive Board of its subsidiaries; and (v) remaining bodies with technical or advisory functions that are directly subordinated to the Board of Directors, to the Executive Board or to the Fiscal Committee of Ultrapar. Our code of ethics was amended on June 17, 2009 to (i) improve certain existing items of the code by including examples of acceptable or unacceptable behavior and clarifying the language to avoid misunderstanding of such item and (ii) provide an additional channel for reporting non-compliance with the code. For the complete amended Code of Ethics please see our 6-K filed on June 19, 2009. The objective of this code is (i) to reduce the subjectivity of personal interpretations of ethical principles; (ii) to be a formal and institutional benchmark for the professional conduct of the employees, including the ethical handling of actual or apparent conflicts of interests, becoming a standard for the internal and external relationship of Ultrapar with its stakeholders, namely: shareholders, clients, employees, partners, suppliers, service providers, labor unions, competitors, society, government and the communities in which it operates; and (iii) to ensure that the daily concerns with efficiency, competitiveness and profitability do not override ethical behavior.

You can obtain a copy of our code of ethics, free of charge, at our website (www.ultra.com.br), or by requesting a copy from the Investor Relations Department (e-mail: invest@ultra.com.br).

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The relationship with our independent auditors in respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the auditor. Our board of directors approves our financial statements, the performance by our auditors of audit and permissible non-audit services, and associated fees, supported by our Fiscal Council, which acts as an audit committee pursuant to the requirements of the Sarbanes-Oxley Act. See “Item 6.C. Directors, Senior Management and Employees — Board Practices — Fiscal Council and Audit Committee Exemption” for more information about the responsibilities of the Fiscal Council. Our consolidated financial statements for the years ended December 31, 2008 and 2007 were audited by the independent registered public accounting firm, KPMG Auditores Independentes, and our consolidated statements for the years ended 2006, 2005 and 2004 were audited by the independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes.

The following table describes the total amount billed to us by KPMG for services performed in 2008 and 2007 and the respective compensation for these services.

	2008	2007
	(in thousands of reais)
Audit Fees	2,997.0	2,911.3
Audit Related Fees	165.0	513.2
Tax Fees	—	—
All Other Fees	—	—
Total Consolidated Audit Fees	3,162.0	3,424.5

“Audit Fees” are the aggregate fees billed by independent registered public accounting firms for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. “Audit-Related Fees” are fees charged by KPMG for assurance and related services. For the year ended December 31, 2008 Ultrapar and its subsidiaries did not contract for any service from their independent auditors that was not directly linked to the auditing of financial statements.

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

In August 2007, the Board of Directors approved a share repurchase program with a 12-month term under which we can acquire our own preferred shares at market price and hold them in treasury for subsequent sale or cancellation. The maximum number of shares that could be repurchased is 2, 362,131 shares. The total shares repurchased through December 31, 2008 under this program, were 1,759,100 preferred shares, as follows:

Period	Total number of shares repurchased	Average price per share in reais	Total number of shares repurchased as part of publicly announced plans or programs	Maximum number of shares that may yet be repurchased under the plans or program
January 1, 2008 – January 31, 2008	167,500	58.36	167,500	2,159,531
February 1, 2008 – February 29, 2008	13,200	64.32	180,700	2,146,331
March 1, 2008 – March 31, 2008	434,200	61.09	614,900	1,712,131
April 1, 2008 – April 30, 2008	1,144,200	59.31	1,759,100	567,931

Total shares repurchased during 2008	1,759,100	59.70	1,759,100	567,931

*	Our last share repurchase program began on August 8, 2007 and expired on August 8, 2008.

ITEM 16G.	CORPORATE GOVERNANCE

Under the rules of the New York Stock Exchange (“NYSE”), foreign private issuers are subject to a more limited set of corporate governance requirements than are U.S. domestic issuers. As a foreign private issuer, we must comply with four principal NYSE corporate governance rules: (i) we must satisfy the requirements of Exchange Act Rule 10A–3 relating to audit committees; (ii) our Chief Executive Officer must promptly notify the NYSE after any executive officer becomes aware of any material noncompliance with the applicable NYSE rules; (iii) we must provide the NYSE with annual and interim written affirmations; and (iv) we must provide a brief description of any significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards.

The significant differences between our corporate governance practices and the NYSE corporate governance standards are as follows:

Independence of Directors

NYSE rules require that a majority of the Board of Directors must consist of independent directors as defined under NYSE rules. Under Brazilian Corporate Law we are not required to have a majority of independent directors. The Brazilian Corporate Law and requires that our directors be elected by our shareholders at a general shareholders meeting. Our current Board of Directors consists of eight members, of whom five are independent non-executive members and three are shareholders of Ultra S.A., our controlling shareholder. Two of these three board members were executive officers of Ultrapar until December 2006.

No member of the Board has any material relationship with the company, either directly or as a partner or officer of an organization that has relationship with Ultrapar. The Brazilian Corporate Law and CVM establish rules relating to the qualification of the members of our Board of Directors and our executive officers, including their compensation, duties and responsibilities. We believe these rules provide adequate assurances that our directors are independent according to the independence tests established by the NYSE.

Executive Sessions

NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present. Such provision does not apply to Ultrapar given that none of our directors is currently an executive officer of the company.

Committees

NYSE rules require that U.S. domestic listed companies have a nominating/corporate governance committee and a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s purpose and responsibilities. Under the Brazilian Corporate Law, we are not required to have, and accordingly we do not have, a nominating committee, a corporate governance committee or a compensation committee.

Fiscal Council and Audit Committee

U.S. domestic listed companies must have an audit committee with a minimum of three independent directors who are financially literate and who satisfy the independence requirements of Rule 10A–3 of the Securities Exchange Act of 1934 (the “Exchange Act”), with a written charter addressing the committee’s purpose and responsibilities. However, as the Brazilian Corporate Law requires the establishment of a corporate body whose duties are similar to those established by the Exchange Act (the Fiscal Council), we may be exempt from the requirements of Rule 10A–3 if we satisfy the conditions of Rule 10A–3(c)(3) of the Exchange Act.

Our Fiscal Council satisfies the requirements of Rule 10A–3(c)(3) of the Exchange Act. The Fiscal Council consists of five members and their respective alternate members, and it is a separate corporate body independent from our management. The members of our Fiscal Council are elected by our shareholders at the annual general shareholders’ meeting for one-year terms and are eligible for reelection. Under the Brazilian Corporate Law, individuals who are members of the Board of Directors or are executive officers or employees or spouses or relatives of any member of the company’s management are not eligible to serve on the Fiscal Council.

For more information see “Item 6.C. Directors, Senior Management and Employees — Board Practices — Fiscal Council and Audit Committee Exemption”.

Shareholder Approval of Equity Compensation Plans

NYSE rules require that equity compensation plans for U.S. domestic listed companies be subject to shareholder approval, with limited exceptions. In November, 2003, our shareholders approved the Deferred Stock Plan. In accordance with the Deferred Stock Plan, the Board of Directors determines the eligible participants and the number of shares to which each participant shall have rights. See “Item 6.B. Directors, Senior Management and Employees — Compensation”.

Corporate Governance Guidelines

NYSE rules require that U.S. domestic listed companies adopt and disclose corporate governance guidelines. We have adopted corporate governance guidelines set out by our Board of Directors or required by the Brazilian Corporate Law and which we believe are consistent with best practices, such as the 100% tag along rights to all shareholders, the implementation of a code of ethics, a Fiscal Council with responsibilities equivalent to those of an audit committee, and the adoption of the Policy of Disclosure of Material Acts or Facts, which deals with the public disclosure of all relevant information and the trading of shares issued by Ultrapar as per CVM Instruction No. 358.

Code of Business Conduct and Ethics

NYSE rules require that U.S. domestic listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees. In 2004 we established a code of ethics which was amended on June 17, 2009. For the complete amended code of ethics please see our 6K filed on June 19, 2009. The main objectives of this code is to reduce the subjectivity of personal interpretations of ethical principles and to be a formal and institutional benchmark for the professional conduct of our employees, including the ethical handling of actual or apparent conflicts of interests, becoming a standard for the internal and external relationship of the Company with its stakeholders. See “Item 16.B. — Code of Ethics.”

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

We file the following consolidated financial statements together with the reports of independent registered public accountants firms, as part of this annual report:

ITEM 19.	EXHIBITS

We are filing the following documents as part of this Annual Report Form 20F:

1.1	Bylaws of Ultrapar, dated as of April 28, 2008.

2.1	Shareholders’ Agreement dated March 22, 2000 (incorporated by reference to Exhibit 2.1 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

2.2	Shareholders’ Agreement dated September 22, 2004 (incorporated by reference to Exhibit 10.3 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005, as amended).

2.3	Indenture in respect of the 1st issue of simple, non-convertible debentures, unsecured and without special privileges, in a single series, for public distribution, dated of February 16, 2005 (incorporated by reference our report on Form 6-K filed on March 1, 2005).

2.4	Indenture, dated as of December 20, 2005, among LPG International Inc., as Issuer, Ultrapar Participações S.A. and Oxiteno S.A. Indústria e Comércio, as Guarantors, JPMorgan Chase Bank, N.A., as Trustee, Transfer Agent and Registrar, J.P. Morgan Trust Bank LTD., as Principal Payment Agent and J.P. Morgan Bank Luxembourg S.A., as Luxembourg Paying Agent, Luxembourg Transfer Agent and Luxembourg Listing Agent (incorporated by reference to Exhibit 2.2 to Form 20-F of Ultrapar Participações S.A. filed on May 5, 2006).

2.5	Amendment dated as of March 31, 2006 to the Indenture dated as of December 20, 2005 (incorporated by reference to Exhibit 2.3 to Form 20-F of Ultrapar Participações S.A. filed on May 5, 2006).

2.6	Indenture regarding first tranche of the issuance of debentures in Brazil totaling R$675 million in connection with the acquisition of Ipiranga — English Translation (incorporated by reference to Exhibit 2.6 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

2.7	Ipiranga Group Shareholders’ Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Translation (incorporated by reference to Exhibit 2.7 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

2.8	RPR Shareholders Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Translation (incorporated by reference to Exhibit 2.8 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

4.1	Share Sale and Purchase Agreement related to the sale and purchase of the entire share capital of Shell Gás (LPG) Brasil S.A. (incorporated by reference to Exhibit 10.2 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005).

4.2	Form of agreement between Ultragaz and independent dealers (incorporated by reference to Exhibit 10.4 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005, as amended).

4.3	Take or pay agreement between Tequimar and CODEBA (incorporated by reference to Exhibit 10.5 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005, as amended).

4.4	The Investment Agreement entered into by and among Ultrapar, Petrobras and Braskem dated March 18, 2007 — English translation, as amended by the Amendment to Investment Agreement entered into by and among Ultrapar, Petrobras and Braskem dated April 18, 2007 — English Summary (incorporated by reference to Exhibit 4.4 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

4.5	Share Purchase Agreement entered into by and among Ultrapar, Petrobras, Braskem and the Key Shareholders of RPR, DPPI and CBPI, dated April 18, 2007 — English Summary (incorporated by reference to Exhibit 4.5 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

4.6	Braskem/Petrobras Asset Security Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Summary (incorporated by reference to Exhibit 4.6 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

4.7	Petrobras Asset Security Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Summary (incorporated by reference to Exhibit 4.7 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

4.8	Share Purchase Agreement between Ultrapar Participações S.A.’s subsidiary Terminal Químico de Aratu S.A. and Unipar, dated June 6, 2008, including Amendment dated September 22, 2008 — English Summary.

4.9	Securities Purchase Agreement entered into by and among Chevron, CBL, Galena and SBP, dated August 14, 2008.

4.10	Amendment No. 1 to Securities Purchase Agreement entered into by and among Chevron, CBL, Galena and SBP, dated March 30, 2009.

6.1	Statement regarding computation of per share earnings (incorporated by reference to Note 24(V)(a) to our consolidated financial statements included in this annual report).

8.1	List of subsidiaries of Ultrapar (incorporated by reference to Note 4(a) to our consolidated financial statements included in this annual report).

11.1	Code of Ethics, amended on June 17, 2009 (incorporated by reference to Form 6-K of Ultrapar Participações S.A. filed on June 19, 2009.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Documentation with respect to our corporate restructuring of 2002 (incorporated by reference in Forms 6-K, filed with the SEC on October 15, 2002, November 1, 2002 and December 6, 2002).

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

GLOSSARY OF PETROCHEMICAL INDUSTRY TERMS

Acetates	Chemical substances derived from acetic acid, which are used as solvents in the production of paints and coatings.

Acetic Acid	One of the largest produced organic acids and is used in the production of acetates.

Acrylates	Derivatives from acrylic acid, that are used in the plastic industry.

Acrylonitrile	Derivative compounds from propylene having a nitrile group.

Alcohol	Flammable liquid obtained by fermentation of sugary substances, or by synthetics operations.

Alcohol Sulfates	Fatty alcohol-derived sulfates, with surfactant characteristics, mainly used in the production of detergents.

Alkanolamides	Substances produced by reaction of fatty acids with alcanolamines, mainly used as emulsifiers in cosmetic preparation.

Alkyl Benzene	Substance with an aromatic ring and an aliphatic chain.

Aromatics	A major group of organic chemical compounds with a ring shaped carbon chain. Aromatics are derived chiefly from petroleum and coal tar, and used to make a broad range of downstream chemical products.

Butadiene	By-product of the cracking process; used primarily as a feedstock for synthetic rubber, elastomers and fibers.

Butyl Alcohol	An alcohol used primarily in the production of solvents and plasticizers.

Commodity Chemicals	A term applied to chemical substances, which are sold on a generic basis and, unlike specialty chemicals, are not generally manufactured to meet specific end-use performance characteristics.

Condensed Naphthalene	Polymer mainly used as a super-fluidizer and curing agent for cement preparation.

Crackers	First generation companies that thermally breakdown or “crack” ethane, naphtha and gas oil into basic petrochemicals, such as ethylene and propylene.

Dispersants	Class of chemicals whose main property is to maintain the stability of a mixture by preventing particles from settling out of the mixture.

EDC	Ethylene Dichloride, raw material of VCM.

Elastomer	Broad category of “rubber” polymers which may be natural or synthetic, such as natural rubber, nitrile rubber and styrene-butadiene rubbers.

Emulsifiers	A class of chemical generally used to promote the dispersion of materials throughout a solution or mixture.

Ethanol	Flammable liquid obtained by fermentation of sugary substances, largely used as fuel for vehicles.

Ethanolamines	Ethanolamines, comprising mono-, di-, and tri-ethanolamines, are clear, non-flammable, liquids at atmospheric pressure and room temperature conditions, and are produced from ethylene oxide and ammonium.

Ethers	Organic compound with one oxygen atom interpoled between two carbon atoms.

Ethoxylated Alcohol	Produced by reaction of ethylene oxide with alcohols. Ethoxylated alcohols are used mainly as surfactants.

Ethoxylated Alkylphenols	Ethoxylated alkylphenols range from clear liquids to colored solids and is produced by the reaction of ethylene oxide with alkylphenol.

Ethoxylated Fatty Alcohols	Substances produced by reaction of ethylene oxide with fatty alcohols and are used mainly as a raw material for detergent production.

Ethoxylated Fatty Amines	Substances produced by reaction of ethylene oxide with fatty amines and are used mainly as emulsifiers for crop protection chemicals.

Ethoxylated Fatty Esters	Substances produced by reaction of ethylene oxide with hydroxylated fatty esters and are used mainly as emulsifiers in the cosmetic industry.

Ethoxylated Sorbitan Esters	Substances produced by reaction of ethylene oxide with sorbitan esters and are mainly used as food emulsifiers, especially for bakery products.

Ethyl Alcohol	A flammable liquid known as ethanol. It is used as automotive fuel, alone or in mixture with gasoline, and as a solvent in personal care products, such as aftershave lotion and mouthwashes.

Ethylene	A chemical substance, mainly derived from thermal cracking of ethane, gas oil and naphtha, and used to make polyethylene and many organic chemical intermediates, such as ethylene oxide, vinyl chloride, styrene and acetaldehyde.

Ethylene Glycols	Includes mono-, di-, tri- and other ethylene glycols. Mono-ethylene glycol or MEG is a clear, non-flammable, non-volatile liquid at room temperature and atmospheric pressure. Ethylene glycols are produced from ethylene oxide.

Ethylene Oxide	Ethylene oxide is a colorless and highly flammable gas at room temperature and atmospheric pressure and is produced by catalytic partial oxidation of ethylene by oxygen, at high temperature and pressure.

Fatty Alcohols	Fatty alcohols are alcohols derived from fat or vegetable oil (natural fatty alcohol) or petrochemical sources (synthetic fatty alcohol), largely used in the cosmetics and detergents production.

First Generation Company	A petrochemical cracker.

Fuels	Any substance that produces energy in a chemical reaction.

Glycol Ether Acetate	Flammable liquids at room temperature and atmospheric pressure produced by reaction with acetic acid and glycol ether.

Glycols	Alcohols containing two hydroxyl groups.

Glycol Ethers	Substances produced by reaction of ethylene oxide and an alcohol, or methyl, ethyl and butyl alcohol.

Hydraulic Fluids	Mixture of high molecular weight glycols and glycol ethers used as cooling medium and mechanical action transmitters in automotive braking systems.

Lauryl Alcohol	Substance of twelve-carbon fatty alcohol raw material for ethoxylated fatty alcohol, alcohol sulfate and ethoxylated alcohol sulfate production, which are intermediates for detergent production.

Linear Alkyl Benzene (LAB)	Straight chain alkyl benzene used as surfactant intermediate.

Linear Alkyl Sulphonate (LAS)	Straight chain alkyl benzene sulfate used as surfactant intermediate.

Lubricants	Broad class of chemicals which are generally used to provide a film between the moving parts of machines and engines.

Methyl Ethyl Ketone (MEK)	A clear, volatile, flammables liquid at room temperature and atmospheric pressure and is mainly used as a solvent.

Metric Ton	Equal to 1,000 kilograms (2,204.62 pounds).

Naphtha	A by-product of crude oil refining which is used by crackers as feedstock.

Nitrile	Organic compound containing CN group.

Normal Paraffins	Class of aliphatic hydrocarbons with a single carbon chain.

Olefin	Hydrocarbons with double bonds with the general chemical formula CnH2n. Olefins, along with aromatics, are produced mainly in crackers and are regarded as the “building blocks” of the petrochemical industry.

Paraxylene	Organic compound with two methyl radicals in p-position.

PET	Polyethylene terephthalate, a polymer produced by polycondensation of ethylene glycol with either Dimethyl Terephthalate, or therephtalic acid. Used to produce fibers, resins and packaging such as carbonated soft drink bottles (PET bottle grade).

Phosphate Esters	Phosphoric acid derived esters, used primarily as “detergent builders” in powder detergent production.

Polyethylene	Intermediate petrochemical produced by second generation companies from ethylene; used in many plastic applications.

Polyethylene Glycols	Ethylene oxide derived polymers used in many applications, including as fillers, lubricants and viscosity builders.

Polystyrene	Intermediate petrochemical produced by second generation companies from styrene.

Polyvinyl Chloride	Intermediate petrochemical produced by companies from basic petrochemicals.

Propylene	A chemical substance, mainly derived as a co-product with ethylene through the cracking process of gas oil or naphtha, often used to make polypropylene, which is a common plastic.

Rafinate II	A by-product of naphtha cracking mainly composed of butane and used in the production of MEK.

Sec-Butanol	A secondary four-carbon atom alcohol obtained by the hydration of butanes, contained in raffinate II. Sec-butanol is the raw material for methyl-ethyl-ketone production.

Second Generation Company	A producer of intermediate chemical products based largely on raw materials purchased from upstream, first generation companies, also known as crackers.

Softeners	A class of surfactant products mainly used as co-agents in the textile industry and domestic laundries.

Solvents	Chemical compounds, usually in liquid form, capable of dissolving another substance; often used as a medium in which other chemical reactions may take place.

Sorbitan Esters	Substances produced by the reaction of sorbitan with fatty acids used as a raw material for ethoxylated sorbitan esters.

Soybean Oil	Oil from soy beans.

Styrene	Aromatic compound with ethylene group. Monomer of polystyrene.

Specialty Chemicals	Chemicals which are usually produced in smaller quantities than commodity chemicals and which performances are more relevant than the specification.

Stabilizers	Chemicals which are used to prevent chemical degradation of a product or chemical compound.

Sulfonates/Sulfates	Class of sulfur trioxide modified surfactants, used as a raw material for detergent production.

Surfactants	Generally defines a group of chemicals which, when dissolved in a solvent, modify the liquid properties at a liquid/liquid or liquid/solid interface, including increased solubilization, foaming, frothing, emulsification, dispersing or wetting; a major end-use market for surfactants is the detergent market.

TDI	Toluene diisocyanate used as raw material of polyurethane.

Third Generation Company	A producer that transforms intermediate products into end products such as films, piping and containers.

Tons	Metric tons.

VAM	Vinyl acetate monomer. Monomer of PVA — polyvinyl acetate.

VCM	Vinyl chloride monomer.

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

Date: June 29, 2009

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Ultrapar Participações S.A.

We have audited the accompanying consolidated balance sheets of Ultrapar Participações S.A. and its subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity and comprehensive income, cash flows and value added for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The accompanying consolidated statements of income, shareholders’equity and comprehensive income, cash flows and value added of the year ended December 31, 2006, were audited by other auditors whose report thereon dated January 31, 2007 (except for notes 24 and 25, as to which the date is May 24, 2007), expressed an unqualified opinion on those statements.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ultrapar Participações S.A. and its subsidiaries as of December 31, 2008 and 2007, and the results of their operations, changes in shareholders’ equity, cash flows and value added for the year then ended, in conformity with generally accepted accounting principles in Brazil.

Accounting principles generally accepted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is presented in Note 24 to the consolidated financial statements.

As discussed in note 3 to the consolidated financial statements, the Company changed some of its accounting principles due to the introduction of Law No. 11.638/07 Provisional Executive Act No. 449/08.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Ultrapar Participações S.A. and its subsidiaries’ internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 11, 2009 (except for the controls over notes 24 and 25, as to which date is June 26, 2009) expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

São Paulo, SP - Brazil

March 11, 2009, except for notes 24 and 25, as to which the date is June 26, 2009

KPMG Auditores Independentes

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Ultrapar Participações S.A.

São Paulo - SP - Brazil

1.	We have audited the accompanying consolidated statements of operations, changes in shareholders’ equity, cash flows and value added of Ultrapar Participações S.A. and subsidiaries (“Ultrapar”) for the year ended December 31, 2006. These consolidated financial statements are the responsibility of Ultrapar’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

3.	In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated results of its operations, changes in its stockholders’ equity, its cash flows and value added on its operations for the year ended December 31, 2006, in conformity with accounting practices adopted in Brazil.

4.	Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Ultrapar has presented the nature and effect of such differences in Note 24 to the consolidated financial statements.

5.	As discussed in Note 3 to the consolidated financial statements and as prescribed by CVM Resolution Nº 565, Ultrapar has set the transition date for the adoption of the new accounting practices introduced by Law 11.638/07 as of January 1, 2008. Accordingly, the consolidated financial statements for the year ended December 31, 2006 have not been adjusted to reflect the changes in the accounting practices adopted in Brazil, except for the substitution of the consolidated statement of changes in financial position with the consolidated statement of cash flows and the inclusion of the statement of value added.

January 31, 2007, except for Note 24 as to which the date is May 24, 2007

Deloitte Touche Tohmatsu Auditores Independentes

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2008 AND 2007

(In millions of Brazilian Reais - R$)

	Note	2008	2007
ASSETS

CURRENT ASSETS
Cash and cash equivalents	5	1,275.1	862.4
Short-term investments	5	851.4	845.3
Trade accounts receivable, net	6	1,429.3	1,344.4
Inventories	7	1,033.7	631.1
Recoverable taxes	8	311.9	202.6
Deferred income tax and social contribution	22.a)	111.8	109.0
Other	4.a)	103.6	1,772.5
Prepaid expenses	3.b) and 9	19.0	13.2

		5,135.8	5,780.5

NON-CURRENT
LONG-TERM ASSETS
Long-term investments	5	7.2	120.8
Trade accounts receivable, net	6	210.1	176.9
Related companies	21.a)	5.6	12.9
Deferred income tax and social contribution	22.a)	408.7	119.6
Recoverable taxes	3.d) and 8	43.0	68.7
Escrow deposits		56.1	31.8
Other		0.5	8.3
Prepaid expenses	3.b) and 9	24.6	36.9

		755.8	575.9

Investments
Affiliated companies	10	12.9	12.9
Other		21.0	34.1
Property, plant and equipment, net	3.c), 3.d), 11 and 14.g)	3,131.5	2,268.9
Intangible assets, net	3.a), 3.c) and 12	594.6	66.9
Deferred charges, net	3.a), 3.c) and 13	15.6	570.1

		3,775.6	2,952.9

		4,531.4	3,528.8

TOTAL		9,667.2	9,309.3

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Loans and financing	3.b) and 14	1,645.5	674.7
Debentures	3.b) and 14	—	1,228.7
Finance leases	14	12.6	—
Trade payables		614.2	582.7
Payroll and related charges		164.6	123.2
Taxes payable		89.0	93.9
Dividends payable		127.0	285.1
Income tax and social contribution		17.4	26.7
Deferred income tax and social contribution	22.a)	14.7	0.1
Post-employment benefits	23.b)	8.8	8.8
Provision for contingencies	20.a)	32.5	14.9
Other		21.4	55.0

		2,747.7	3,093.8

NON-CURRENT
LONG-TERM LIABILITIES
Loans and financing	3.b) and 14	2,000.9	1,009.2
Debentures	14	—	350.0
Finance leases	14	12.9	—
Related companies	21.a)	4.4	4.7
Deferred income tax and social contribution	22.a)	18.2	1.8
Provision for contingencies	20.a)	103.5	112.0
Post-employment benefits	23.b)	77.7	85.1
Other		13.6	17.0

		2,231.2	1,579.8

MINORITY INTEREST		38.2	34.8

SHAREHOLDERS’ EQUITY
Share capital	15.a)	3,696.8	3,696.8
Capital reserve	15.c)	0.9	0.9
Revaluation reserve	15.d)	10.3	11.6
Profit reserves	15.e)	1,078.9	925.5
Treasury shares	15.b)	(138.9)	(33.9)
Valuation adjustment	3, 4.c) and l5.g)	(6.2)	—
Cumulative translation adjustments	3, 4.t) and 15.h)	8.3	—

		4,650.1	4,600.9

TOTAL		9,667.2	9,309.3

The accompanying notes are an integral part of these financial statements

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(In millions of Brazilian Reais - R$, except for earnings per share)

	Note	2008	2007	2006
GROSS SALES AND SERVICES	4.p)	29,536.4	20,841.1	5,229.9
Deductions		(1,268.4)	(919.8)	(435.8)

NET SALES AND SERVICES		28,268.0	19,921.3	4,794.1
Cost of sales and services	4.q)	(26,152.3)	(18,224.2)	(3,859.9)

GROSS PROFIT		2,115.7	1,697.1	934.2

OPERATING (EXPENSES) INCOME
Selling		(584.2)	(472.6)	(203.3)
General and administrative		(553.0)	(522.2)	(279.1)
Depreciation and amortization		(287.2)	(228.5)	(122.7)
Other operating income, net		22.1	12.3	1.3

		(1,402.3)	(1,211.0)	(603.8)

OPERATING INCOME BEFORE FINANCIAL ITEMS AND OTHER REVENUES		713.4	486.1	330.4
Financial income (expenses), net	16	(168.8)	(119.4)	30.6
Other income (expense), net	17	11.2	8.8	(18.5)

		(157.6)	(110.6)	12.1

INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION, EQUITY IN EARNINGS OF AFFILIATED COMPANIES, EMPLOYEES STATUTORY INTEREST AND MINORITY INTEREST		555.8	375.5	342.5

INCOME TAX AND SOCIAL CONTRIBUTION
Current	22.b)	(204.6)	(207.8)	(111.8)
Deferred	22.b)	12.7	86.7	5.4
Benefit of tax holidays	22.b) and 22.c)	40.3	35.2	50.3

		(151.6)	(85.9)	(56.1)

INCOME BEFORE EQUITY IN EARNINGS OF AFFILIATED COMPANIES, EMPLOYEES STATUTORY INTEREST AND MINORITY INTEREST		404.2	289.6	286.4
Equity in earnings of affiliated companies	10	—	0.6	1.0
Employees statutory interest		(9.4)	(7.3)	—
Minority interest		(4.5)	(101.0)	(5.3)

NET INCOME		390.3	181.9	282.1

EARNINGS PER SHARE (BASED ON ANNUAL WEIGHTED AVERAGE OF SHARES OUTSTANDING) - R$	15.f)	2.87	2.19	3.55

The accompanying notes are an integral part of these financial statements.

ULTRAPAR PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(In millions of Brazilian Reais - R$)

				Revaluation reserve of subsidiary and affiliated companies	Profit reserves				Cumulative translation adjustments
	Note	Share capital	Capital reserve		Legal	Retention of profits	Unrealized profits	Valuation adjustment		Retained earnings	Treasury shares	Total
BALANCES AT DECEMBER 31, 2005		946.0	0.3	15.0	76.7	657.5	103.3	—	—	—	(8.7)	1,790.1
Acquisition of treasury shares	15.b)	—	—	—	—	—	—	—	—	—	(1.1)	(1.1)
Sale of treasury shares	15.b)	—	0.3	—	—	—	—	—	—	—	0.5	0.8
Realization of revaluation reserve	15.d)	—	—	(2.0)	—	—	—	—	—	2.0	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries.	15.d)	—	—	—	—	—	—	—	—	(0.5)	—	(0.5)
Retention of realization of profit reserve net of income tax and social contribution	15.e)	—	—	—	—	1.6	—	—	—	(1.6)	—	—
Net income	—	—	—	—	—	—	—	—	—	282.1	—	282.1
Reversal of allowance for plant maintenance shutdown by the subsidiary, net of income taxes	—	—	—	—	—	—	—	—	—	6.3	—	6.3
Appropriation of net income:
Legal reserve	15.e)	—	—	—	14.3	—	—	—	—	(14.3)	—	—
Interim dividends (R$ 0.89 per share)	15.f)	—	—	—	—	—	—	—	—	(72.0)	—	(72.0)
Proposed dividends payable (R$ 0.89 per share)	15.f)	—	—	—	—	—	(68.2)	—	—	(4.0)	—	(72.2)
Reserve for unrealized profits	15.e)	—	—	—	—	—	61.0	—	—	(61.0)	—	—
Retention of profit reserves	15.e)	—	—	—	—	137.0	—	—	—	(137.0)	—	—

BALANCES AT DECEMBER 31, 2006	—	946.0	0.6	13.0	91.0	796.1	96.1	—	—	—	(9.3)	1,933.5
Capital increase	15.a)	2,750.8	—	—	—	—	—	—	—	—	—	2,750.8
Acquisition of treasury shares	15.b)	—	—	—	—	—	—	—	—	—	(25.2)	(25.2)
Sale of treasury shares	—	—	0.3	—	—	—	—	—	—	—	0.6	0.9
Realization of revaluation reserve	15.d)	—	—	(1.4)	—	—	—	—	—	1.4	—	—
Income tax and social contribution on realization of revaluation reserve of subsidiaries	15.d)	—	—	—	—	—	—	—	—	(0.2)	—	(0.2)
Transfer to retained earnings		—	—	—	—	1.2	—	—	—	(1.2)	—	—
Net income		—	—	—	—	—	—	—	—	181.9	—	181.9
Appropriation of net income:
Legal reserve	15.e)	—	—	—	9.1	—	—	—	—	(9.1)	—	—
Proposed dividends payable (R$ 1.78 per share)	15.f)	—	—	—	—	—	(96.1)	—	—	(144.7)	—	(240.8)
Reserve for retention of profits	15.e)	—	—	—	—	28.1	—	—	—	(28.1)	—	—

BALANCES AT DECEMBER 31, 2007		3,636.8	0.9	11.6	100.1	825.4	—	—	—	—	(33.9)	4,600.9
Initial implementation of Law 11638/07	3	—	—	—	—	—	—	—	—	(0.3)	—	(0.3)
Acquisition of treasury shares	15.b)	—	—	—	—	—	—	—	—	—	(105.0)	(105.0)
Realization of revaluation reserve	15.d)	—	—	(1.3)	—	—	—	—	—	1.3	—	—
Income tax and social contribution on realization of revaluation reserve of subsidiaries	15.d)	—	—	—	—	—	—	—	—	(0.1)	—	(0.1)
Transfer to retained earnings	—	—	—	—	—	0.9	—	—	—	(0.9)	—	—
Valuation adjustments for financial instruments	15.g)	—	—	—	—	—	—	(6.2)	—	—	—	(6.2)
Currency translation of foreign subsidiaries	15.h)	—	—	—	—	—	—	—	8.3	—	—	8.3
Net income	—	—	—	—	—	—	—	—	—	390.3	—	390.3
Appropriation of net income
Legal reserve	15.e)	—	—	—	19.5	—	—	—	—	(19.5)	—	—
Interim dividends (R$ 0.89 per share)	15.f)	—	—	—	—	—	—	—	—	(119.0)	—	(119.0)
Proposed dividends payable (R$ 0.89 per share)	15.f)	—	—	—	—	—	—	—	—	(118.8)	—	(118.8)
Reserve for retention of profits	15.e)	—	—	—	—	133.0	—	—	—	(133.0)	—	—

BALANCES AT DECEMBER 31, 2008		3,696.8	0.9	10.3	119.6	959.3	—	(6.2)	8.3	—	(138.9)	4,650.1

The accompanying notes are an integral part of these financial statements.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(In millions of Brazilian Reais - R$)

	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	390.3	181.9	282.1
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	375.5	300.6	185.8
PIS and COFINS credit on depreciation	5.1	3.0	2.1
Loss on disposals of fixed assets and investments	(20.8)	(7.6)	13.5
Interest, monetary and exchange variation (gains)	318.8	(75.0)	(32.6)
Allowance (reversal of provision) for losses on fixed assets	(1.9)	(2.8)	3.2
Equity in losses of affiliated companies	—	(0.6)	(1.0)
Deferred income tax and social contribution	(12.7)	(92.2)	(5.4)
Minority interest	4.5	101.0	5.3
Other	1.6	0.9	0.5

Decrease (increase) in operating assets:
Trade accounts receivable	(120.2)	(102.4)	(16.7)
Recoverable taxes	(80.0)	(24.5)	(73.4)
Inventories	(387.1)	(64.3)	(25.4)
Prepaid expenses	(4.3)	0.7	0.1
Other	(74.5)	(7.4)	1.8

Increase (decrease) in operating liabilities:
Trade payables	26.9	130.6	21.6
Accrued interest	(24.4)	17.3	(5.0)
Payroll and related charges	38.2	9.3	15.1
Taxes	26.5	73.2	13.5
Income tax and social contribution	(16.3)	8.6	0.3
Other	(71.7)	17.9	(1.1)

Net cash provided by operating activities	373.5	468.2	384.3

CASH FLOWS FROM INVESTING ACTIVITIES
Financial investments, net of redemptions	34.0	423.2	(572.4)
Additions to investments	(432.4)	(889.6)	(0.1)
Cash acquisition from subsidiaries	11.4	166.7	—

Purchase of Companies, net of cash acquired	(421.0)	(722.9)	(0.1)
Additions to escrow deposits	(22.5)	(5.0)	(24.0)
Additions to property, plant and equipment	(891.7)	(658.8)	(253.0)
Additions to intangible assets	(37.9)	(6.2)	(11.7)
Additions to deferred charges	(4.9)	(63.4)	(74.9)
Acquisition of minority interests	—	(0.1)	(0.1)
Proceeds from sales of property, plant and equipment	45.0	33.8	20.7

Net cash used in investing activities	(1,299.0)	(999.4)	(915.5)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(In millions of Brazilian Reais - R$)

	2008	2007	2006
CASH FLOWS FROM FINANCING ACTIVITIES

Short-term debt, net	(705.4)	865.4	(173.1)
Long-term debt, net	824.6	260.8	143.6
Payment of financial leases	(10.5)	—	—
Loans from affiliated companies, net	(5.7)	26.4	(4.3)
Dividends paid	(398.9)	(65.7)	(148.6)
Acquisition of treasury shares	(105.0)	(25.2)	(1.2)
Payment from Petrobras and Braskem for delivery of Petrochemical and Distribution Assets	1,731.3	—	—

Net cash provided by (used in) financing activities	1,330.4	1,061.7	(183.6)

Effect of exchange rate changes on cash and cash equivalents	7.8	(53.2)	(14.3)

Net increase (decrease) in cash and cash equivalents	412.7	477.3	(729.1)
Cash and cash equivalents at the beginning of the period	862.4	385.1	1,114.2

Cash and cash equivalents at the end of the period	1,275.1	862.4	385.1

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest, net of amounts capitalized	180.3	160.5	92.5
Income taxes	126.6	70.6	30.9
Nonecash investing and financing activities:
Capital increase in subsidiaries with receivable dividends	—	2,750.8	—
Accounts receivable from merger of share concerning Petrobras and Braskem assets (see Note 4.a)	—	(1,751.7)	—

Capital increase due to merger of share	—	999.1	—
Debt from subsidiaries acquired	43.5	677.0	—
Finance leases	15.5	—	—

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF VALUE ADDED

FISCAL YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(In millions of Brazilian Reais, except percentages)

	Note		2008	%	2007	%	2006	%
Revenues
Gross revenue from sales and services, except rents and royalties	4.p	)	29,504.1		20,818.4		5,229.9
Rebates, discounts and returns			(145.9)		(114.5)		(23.7)
Allowance for doubtful accounts - Release (creation)			7.2		4.1		5.1
Other income			11.2		8.8		(18.5)

			29,376.6		20,716.8		5,192.8

Materials purchased from third parties
Raw materials used	4.q	)	(1,805.7)		(1,546.4)		(1,344.9)
Cost of goods, products and services sold			(24,276.3)		(16,552.2)		(2,160.3)
Third-party materials, energy, services and others			(932.1)		(869.1)		(608.2)
Recovery (loss) of asset value			3.0		(0,7)		7.9

			(27,011.1)		(18,968.4)		(4,105.5)
Gross value added			2,365.5		1,748.4		1,087.3

Deductions
Depreciation and amortization			(380.6)		(303.6)		(187.9)

Net value added by the company			1,984.9		1,444.8		899.4

Value added received in transfer
Equity in affiliates	10		—		0.6		1.0
Dividends and interest on equity at cost			2.8		1.8		1.0
Rents and royalties			32.3		22.8		—
Financial revenues	16		257.3		163.2		155.9

			292.4		188.4		157.9
Total value added available for distribution			2,277.3	100	1,633.2	100	1,057.3	100

Distribution of value added
Labor and benefits			699.9	31	645.2	40	444.8	42
Taxes, fees and contributions			694.5	30	416.8	25	142.8	14
Financial expenses and rents			488.1	21	288.4	18	182.4	17
Dividends and interest on equity			239.3	11	146.3	9	146.1	14
Retained earnings			155.5	7	136.5	8	141.2	13

Value added distributed			2,277.3	100	1,633.2	100	1,057.3	100

The accompanying notes are an integral part of these financial statements.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

1.	OPERATIONS

Ultrapar Participações S.A. (“Company”), with headquarters in the City of São Paulo, is engaged in the investment of its own capital in commercial and industrial activities and related businesses, including the subscription or acquisition of shares of other companies.

Through its subsidiaries, it operates in the segment of liquefied petroleum gas (LPG) distribution (“Ultragaz”), light fuel & lubricant distribution, and related business in Southern and Southeastern Brazil (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and provision of integrated logistics solution services for special bulk cargo (“Ultracargo”). The Company also operates in the petroleum refining business through its investment in Refinaria de Petróleo Riograndense S.A., formerly known as Refinaria de Petróleo Ipiranga S.A. (“Refining”).

2.	PRESENTATION OF THE FINANCIAL STATEMENTS

These financial statements were prepared in accordance with accounting policies derived from the Brazilian Corporate Law and the Brazilian Securities Commission (CVM). They have been translated into English from the original financial statements issued in Portuguese. In addition, certain terminology changes have been made and the notes to the financial statements have been adjusted to conform more closely to reporting practices prevailing in the United States of America.

In 2008, significant modifications were made to accounting policies adopted in Brazil as part of the convergence project with the International Financial Reporting Standards (IFRS). Such changes became effective for the fiscal year ended December 31, 2008, as described below. Moreover, other changes will be introduced in 2009 and 2010.

3.	INITIAL IMPLEMENTATION OF LAW 11,638/07 AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICY CHANGES

Law 11,638/07 was enacted on December 28, 2007 and Provisional Measure 449/08 was issued on December 3, 2008, both amending and repealing existing provisions and adding new provisions to Law 6,404/76 (Brazilian Corporate Law) to adapt the accounting policies adopted in Brazil to the IFRS issued by the International Accounting Standards Board (IASB). In order to regulate these changes, the Brazilian Securities Commission (CVM) issued a set of Resolutions during 2008, whose main effects on the financial statements of the Company and its subsidiaries are summarized below.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

Resolution CVM 565 of December 17, 2008 – deals with the initial implementation of Law 11,638/07 and Provisional Measure (MP) 449/08.

As permitted by this Resolution, the Company decided to adopt January 1st, 2008 as the date of transition applying all accounting adjustments and reclassifications prospectively from such date, except for the substitution of the consolidated statement of changes in financial position with the consolidated statement of cash flows and the inclusion of the statement of value added for the years ended December 31, 2007 and 2006. In addition, the Company and its subsidiaries started to use the equity method of accounting for the company Metalúrgica Plus S/A. and consolidate the company SERMA – Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos in their financial statements (see Notes 4 and 10). The table below shows the balances at December 31, 2007, if the Company had reclassified under Law 11,638/07.

		Balances at December 31, 2007, as reported	Balances at December 31, 2007 reclassified under Law 11,638/07
Deferred charges	a), c)	570.1	27.6
Intangible assets	a), c)	66.9	544.0
Prepaid expenses – current	b)	13.2	11.5
Prepaid expenses – non-current	b)	36.9	30.5
Financing – current	b)	674.7	673.7
Debentures – current	b)	1,228.7	1,228.0
Financing – non-current	b)	1,009.2	1,002.8
Fixed assets	c), d)	2,268.9	2,333.6
Other investments	c)	34.1	38.5
Recoverable taxes – non-current	d)	68.7	65.0

(a)	Reclassification of goodwill, from deferred charges to intangible assets, in accordance with Resolution CVM 553/08.
(b)	Reclassification of transaction costs for issuance of bonds and securities, from prepaid expenses to a reduction of loans and financing, in accordance with Resolution CVM 556/08.
(c)	Reclassification of pre-operating costs incurred in facilities of Ultrasystem customers, implementation of systems, and acquisition of companies, from deferred charges to fixed assets, intangible assets, and investment in progress, respectively, in accordance with Resolution CVM 553/08.
(d)	Recognition of the adjustment to present value of ICMS credit balances on fixed assets, in accordance with Resolution CVM 564/08.

Resolution CVM 534 of January 29, 2008 – deals with effects of the changes in exchange rates and of the translation of financial statements.

The Company and its subsidiaries analyzed their investments in foreign entities and combined with the investor the investees lacking autonomy and independent management, in accordance with item 41(a) of the Resolution. Foreign subsidiaries with autonomy were booked as provided for in item 41(b) of the Resolution, and the changes in exchange rates of the net investment in these subsidiaries were recorded as cumulative translation adjustments in the investor’s shareholders’ equity. See Note 4.t).

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

Resolution CVM 547 of August 13, 2008 – deals with the Statement of Cash Flows.

The Company and its subsidiaries classified as cash equivalents, the short-term investments that are readily convertible into known amounts of cash and are subject to insignificant risk of change in value. The statement of cash flows shows the activity in the accounts: (i) Cash and banks and (ii) Financial investments considered as cash equivalents in the fiscal year. See Notes 4.b) and 5.

Resolution CVM 566 of December 17, 2008 – deals with recognition, measurement, and evidence of financial instruments.

The financial instruments of the Company and its subsidiaries were classified, according to their characteristics and the Company’s intention, into: (i) measured at fair value through income; (ii) held to maturity; (iii) available for sale; and (iv) loans and receivables. See Notes 4.c), 5 and 19.

Resolution CVM 553 of November 12, 2008 – deals with intangible assets.

The Company and its subsidiaries reclassified to intangible assets the goodwill on the acquisitions of companies, which were previously shown as deferred charges in the financial statements. See Notes 4.j), 4.k) and 12.

Resolution CVM 554 of November 12, 2008 – deals with financial leases.

Certain financial lease contracts where substantially all the risks and benefits associated with the ownership of an asset are transferred to the Company and its subsidiaries were recorded in the financial statements as finance leases, net of tax effects. The items recognized as assets were depreciated at the depreciation rates applicable to each of the group of assets into which they were classified, and the financial charges under the leases were allocated over the contract terms, based on the amortized cost method. See Notes 4.i) 14.g) and 20.d).

Resolution CVM 556 of November 12, 2008 – deals with transaction costs and premiums on issuance of bonds and securities.

Transaction costs and issue premiums associated with funding transactions by the Company and its subsidiaries were reclassified and added to the values of the respective funds raised, and the effective interest rate of each issuance was calculated. See Note 14.a).

Resolution CVM 564 of December 17, 2008 – deals with adjustment to present value of assets and liabilities.

The Company’s subsidiaries recorded the adjustment to present value of ICMS credit balances on acquisition of fixed assets (CIAP). The Company and its subsidiaries reviewed all other long-term items and, where relevant, short-term assets and liabilities and did not identify the need to adjust these items to present value. See Notes 4.v) and 8.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

The chart below shows the effects of the implementation of Law 11,638/07 and MP 449/08 on consolidated net income and shareholders’ equity as of December 31, 2008:

		2008
	CVM Resolution	Net income	Shareholders’ equity
Values before the implementation of Law 11,638/07 and MP 449/08		388.0	4,646.1
Effects of the implementation of Law 11,638/07 and MP 449/08:
Finance leases	554	2.4	2.4
Cost of funding	556	0.9	0.9
Marking-to-market of currency and interest rate hedging instruments	566	7.3	0.7
Marking-to-market of short-term investments available for sale	566	—	0.3
Equity in income of Metalplus	565	—	(0.3)
Cumulative translation adjustments	534	(8.3)	—

Total		2.3	4.0
Values in financial statements of December 31, 2008		390.3	4,650.1

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared in conformity with the accounting policies adopted in Brazil, which include the Brazilian Corporate Law, the Standards, Guidelines and Interpretations issued by the Accounting Standards Committee and the rules issued by the Brazilian Securities Commission (CVM), which differ in certain respects from generally accepted accounting principles in the United States of America (U.S. GAAP). See Note 24 for further discussions of these differences and a reconciliation of shareholders’ equity and net income under both sets of principles.

The following is a summary of significant accounting policies followed in the preparation of the financial statements:

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

a)	Consolidation principles

The consolidated financial statements were prepared following the basic principles of consolidation established by the Brazilian Corporate Law and CVM rules, including the following direct and indirect subsidiaries. Investments of one company in another, balances of asset and liability accounts and revenues and expenses were eliminated, as well as the effects of other significant transactions conducted between the companies. The interest of minority shareholders in the subsidiaries is indicated in the financial statements.

		% interest in the share capital – December 31, 2008
	Location	Direct control	Indirect control
Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	100	—
Transultra. - Armazenamento e Transporte Especializado Ltda.	Brazil	—	100
Petrolog Serviços e Armazéns Gerais Ltda.	Brazil	—	100
Terminal Químico de Aratu S.A. – Tequimar	Brazil	—	99
União Vopak Armazéns Gerais Ltda.	Brazil	—	50
Melamina Ultra S.A. Indústria Química	Brazil	—	99
Oxiteno S.A. Indústria e Comércio	Brazil	100	—
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	—	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	—	99
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	—	100
Barrington S.L.	Spain	—	100
Oxiteno México S.A. de C.V.	Mexico	—	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	—	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	—	100
Oxiteno USA LLC	United States	—	100
Oxiteno International Corp.	British Virgin Islands	—	100
Oxiteno Overseas Corp.	British Virgin Islands	—	100
Oxiteno Andina, C.A.	Venezuela	—	100
Oxiteno Europe SPRL	Belgium	—	100
U.A.T.S.P.E. Empreendimentos e Participações Ltda.	Brazil	—	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	—	100
Companhia Brasileira de Petróleo Ipiranga (*)	Brazil	100	—
am/pm Comestíveis Ltda. (*)	Brazil	—	100
Centro de Conveniências Millennium Ltda. (*)	Brazil	—	100
Conveniência Ipiranga Norte Ltda.	Brazil	—	100
Ipiranga Trading Limited	British Virgin Islands	—	100
Tropical Transportes Ipiranga Ltda.	Brazil	—	100
Ipiranga Imobiliária Ltda.	Brazil	—	100
Ipiranga Logística Ltda.	Brazil	—	100
Maxfácil Participações S.A. (**)	Brazil	—	50
Isa-Sul Administração e Participações Ltda.	Brazil	—	100
Comercial Farroupilha Ltda.	Brazil	—	100
Companhia Ultragaz S.A.	Brazil	—	99
Bahiana Distribuidora de Gás Ltda.	Brazil	—	100
Utingás Armazenadora S.A.	Brazil	—	56
LPG International Inc.	Cayman Islands	—	100
Imaven Imóveis Ltda.	Brazil	—	100
Refinaria de Petróleo Riograndense S.A. (***)	Brazil	100	—
Sociedade Brasileira de Participações Ltda. (****)	Brazil	100	—
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	—	100

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

		% interest in the share capital – December 31, 2007
	Location	Direct control	Indirect control
Ultragaz Participações Ltda.	Brazil	100	—
Companhia Ultragaz S.A.	Brazil	—	99
Bahiana Distribuidora de Gás Ltda.	Brazil	—	100
Utingás Armazenadora S.A.	Brazil	—	56
LPG International Inc.	Cayman Islands	—	100
Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	100	—
Transultra - Armazenamento e Transporte Especializado Ltda.	Brazil	—	100
Petrolog Serviços e Armazéns Gerais Ltda.	Brazil	—	100
Terminal Químico de Aratu S.A. - Tequimar	Brazil	—	99
Melamina Ultra S.A. Indústria Química	Brazil	—	99
Oxiteno S.A. Indústria e Comércio	Brazil	100	—
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	—	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	—	99
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	—	100
Barrington S.L.	Spain	—	100
Oxiteno México S.A. de C.V.	Mexico	—	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	—	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	—	100
Oxiteno USA LLC	United States	—	100
Oxiteno International Corp.	British Virgin Islands	—	100
Oxiteno Overseas Corp.	British Virgin Islands	—	100
Oxiteno Andina, C.A.	Venezuela	—	100
Imaven Imóveis Ltda.	Brazil	100	—
UPB Consultoria e AssessoriaS.A.	Brazil	100	—
Ultracargo Terminais Ltda.	Brazil	100	—
Distribuidora de Produtos de Petróleo Ipiranga S.A.	Brazil	100	—
Isa-Sul Administração e Participações Ltda.	Brazil	—	100
Comercial Farroupilha Ltda.	Brazil	—	100
Sociedade Brasileira de Participações Ltda. (****)	Brazil	—	100
Maxfácil Participações S.A. (**)	Brazil	—	16
Companhia Brasileira de Petróleo Ipiranga (*)	Brazil	100	—
am/pm Comestíveis Ltda. (*)	Brazil	—	100
Centro de Conveniências Millennium Ltda. (*)	Brazil	—	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	—	100
Ipiranga Comercial Importadora e Exportadora Ltda.	Brazil	—	100
Ipiranga Trading Limited	British Virgin Islands	—	100
Tropical Transportes Ipiranga Ltda.	Brazil	—	100
Ipiranga Imobiliária Ltda.	Brazil	—	100
Ipiranga Logística Ltda.	Brazil	—	100
Maxfácil Participações S.A. (**)	Brazil	—	34
Refinaria de Petróleo Riograndense S.A. (***)	Brazil	100	—

(*)	Fuel and lubricant distribution business and related activities of these companies were divided between Ultrapar (South and Southeast) and Petrobras (North, Northeast, and Mid-West) until April 2008.
(**)	Control shared by DPPI (16%), CBPI (34%), and União de Bancos Brasileiros S.A. - UNIBANCO (50%). From December 2008 on, the subsidiary CBPI acquired 50% of control in Maxfácil Participações S.A. after merging DPPI.
(***)	According to “Material Event” of March 19, 2007 and “Material Event” of April 18, 2007, the control of assets related to oil refining operations held by Refinaria de Petróleo Riograndense S.A. are equally shared by Petrobras, Ultrapar, and Braskem and were proportionally consolidated as specified in Article 32 of Instruction CVM 247/96.
(****)	On August 6, 2008, the indirect subsidiary Ipiranga Administração de Bens Móveis Ltda. changed its name to Sociedade Brasileira de Participações Ltda. and became a direct subsidiary of the Company.

On April 18, 2007, the Company, together with Petróleo Brasileiro S.A. (“Petrobras”) and Braskem S.A. (“Braskem”) acquired the control of the Ipiranga Group, according to the “Material Event” disclosed on that date. Under the Investment Agreement signed by the three acquirers, the Company acted as a commission agent for the interests acquired by Braskem and Petrobras and acquired for itself the fuel and lubricant distribution business and related activities located in the South and Southeast of Brazil and Empresa Carioca de Produtos Químicos S.A., maintaining the Ipiranga brand. Petrobras held control of the fuel and lubricant distribution business located in the North, Northeast, and Mid-West regions (“North Distribution Assets”), and Braskem holds control of the petrochemical assets represented by Ipiranga Química S.A., Ipiranga Petroquímica S.A. and by its interest in Copesul - Companhia Petroquímica do Sul (“Petrochemical Assets”).

The transaction was composed of 4 steps, namely:

(i) acquisition of shares from the families holding the controlling block of the Ipiranga Group (effected on April 18, 2007);

(ii) tender offer, for the acquisition of common shares held by minority shareholders in Companhia Brasileira de Petróleo Ipiranga (“CBPI”), in Refinaria de Petróleo Riograndense S.A. (“RPR”) and in Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”) (effected on October 22, 2007 for DPPI and RPR and on November 8, 2007 for CBPI);

(iii) exchange of the remaining shares of CBPI, RPR, and DPPI for Ultrapar shares (effected on December 18, 2007), which resulted in accounts receivable from Braskem and Petrobras; and

(iv) separation of the assets acquired among the Company, Petrobras, and Braskem (split and removal of the Petrochemical Assets of RPR, DPPI, and CBPI on February 2008, and split of CBPI and separation of the North Distribution Assets on April 2008), with the receipt of the accounts receivable generated in step (iii).

The assets, liabilities, and income of Ipiranga/Refining have been reflected in the Company’s accounting information since April 2007.

Since January 2008, Empresa Carioca de Produtos Químicos S.A. (“EMCA”) is no longer a subsidiary of CBPI and is now held by U.A.T.S.P.E. Empreendimentos e Participações Ltda., controlled by Oxiteno S.A. Indústria e Comércio, for allocation in the Company’s chemical business.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

In May 2008, the subsidiary Oxiteno S.A. Indústria e Comércio, through Barrington S.L., constituted Oxiteno Europe SPRL, based in Brussels, as part of the subsidiary’s internationalization process.

In June 2008, the Company, through its subsidiary Terminal Químico de Aratu S.A. – Tequimar (“Tequimar”), entered into a Sale and Purchase Agreement for 100% of the capital of União Terminais e Armazéns Gerais Ltda. (“União Terminais”), a company that had port terminals for storage and handling of bulk liquids in Santos, Rio de Janeiro, and Paranaguá (the last through its 50% interest in União Vopak Armazéns Gerais Ltda.). The Company disclosed a “Material Event” on June 6, 2008 containing information on the transaction. In October 2008, the Company announced the closing of the purchase of the terminals in Santos and Rio de Janeiro. In November 2008, the Company announced the completion of the acquisition of Paranaguá terminal. The total amount disbursed was R$ 487 million, and Tequimar assumed the net debt of União Terminais in the amount of R$ 32 million. The goodwill breaks down into R$ 326.6 based on expected future profitability and R$ 75.4 based on the difference between the market value and the carrying value of the assets. In December 2008, for corporate simplification and capture of operational synergies, União Terminais was merged into Tequimar.

In August 2008, the Company, through its subsidiary Sociedade Brasileira de Participações Ltda., entered into a purchase agreement with Chevron Latin America Marketing LLC and Chevron Amazonas LLC (collectively, “Chevron”) for the purchase of 100% of the shares issued by Chevron Brasil Ltda. and by Sociedade Anônima de Óleo Galena Signal, subsidiaries of Chevron that hold Texaco fuel distribution business in Brazil (“Texaco”). The acquisition value totaled R$ 1,161 million, subject to adjustments to working capital and net debt at closing. The subsidiary deposited US$ 38 million to Chevron on the date ofsigning. The payment of the rest of the acquisition was denominated in Brazilian Reais and, therefore, was not subject to changes in exchange rates. The Company disclosed a “Material Event” on August 14, 2008 and “Market Announcement” on March 31, 2009 containing information on the transaction. See Note 25.b) for further detail about the closing.

In October 2008, the companies Isa-Sul Administração e Participações Ltda. and am/pm Comestíveis Ltda. were split, and the split portion, represented by real estate, was transferred to the company Imaven Imóveis Ltda. Consolidating the same business into a single company aimed to obtain administrative and economic gains.

In November 2008, the name of Ipiranga Comércio Importadora e Exportadora Ltda. was changed to Conveniência Ipiranga Norte Ltda.

In November 2008, in order to simplify the corporate structure, eliminate duplicated structures, enhance logistics efficiency, and capture synergies, CBPI merged Ultragaz Participações S.A. (formerly known as Ultragaz Participações Ltda.) and DPPI, thus consolidating all fuel and LPG distribution business.

b)	Cash and cash equivalents

Include short-term highly liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 5 for further detail on cash equivalents of the Company and its subsidiaries.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

c)	Financial instruments

In accordance with Resolution CVM 566/08, the financial instruments of the Company and its subsidiaries were classified into the following categories:

•

Measured at fair value through income: financial assets held for trading, that is, purchased or created primarily for the purpose of sale or repurchase in the short term, and derivatives. Changes in fair value are recorded as income, and balances are stated at fair value.

•

Held to maturity: non-derivative financial assets with fixed payments or determinable payments with fixed maturities for which the entity has the positive intention and ability to hold to maturity. The interest earned is recorded as income, and balances are stated at acquisition cost plus interest earned.

•

Available for sale: non-derivative financial assets that are designated as available for sale or were not classified into other categories. The interest earned is recorded as income, and the balances are stated at fair value. Differences between fair value and acquisition cost plus the interest earned are recorded in a specific account of the shareholders’ equity. Gains and losses recorded in the shareholders’ equity are included in income, in case of prepayment.

•

Loans and receivables: non-derivative financial instruments with fixed payments or determinable payments not quoted in active markets, except: (i) those which the entity intends to sell immediately or in the short term and which the entity classified as measured at fair value through income; (ii) those classified as available for sale; or (iii) those the holder of which cannot substantially recover its initial investment for reasons other than credit deterioration. The interest earned is recorded as income, and balances are stated at acquisition cost plus the interest earned.

Certain derivative financial instruments used to hedge against changes in interest rates were designated as cash flow hedge for purposes of measuring their fair value. The difference between the fair value of the financial instrument and its value plus interest earned is recognized as a valuation adjustment in the shareholders’ equity, not affecting the income statement of the Company and its subsidiaries. Gains and losses recorded in the shareholders’ equity are included in income, in case of prepayment.

For further detail on financial instruments of the Company and its subsidiaries, see Notes 5, 14, and 19.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

d)	Trade accounts receivable

Trade accounts receivable are stated at estimated net realizable values. Allowance for doubtful accounts is calculated based on estimated losses and is set at an amount deemed by Management to be sufficient to cover any loss on realization of accounts receivable.

e)	Inventories

Inventories are stated at the lower of average acquisition or production cost, and replacement cost or market value.

f)	Investments in affiliated companies

Investments in companies on which Management has a significant influence or in which it holds 20% or more of the voting stock, or that are part of a group under common control are also valued by the equity method of accounting (see Note 10).

g)	Other investments

The other investments are stated at acquisition cost less provision for loss, unless the loss is considered temporary, and also include investments in progress.

h)	Property, plant and equipment

Recorded at acquisition or construction cost, including financial charges incurred on fixed assets under construction, as well as significant maintenance costs resulting from scheduled plant outages. The Company will maintain the revaluation balances until their realization, but will not record new revaluations. Such revaluation balances were included in the cost value of the property.

Depreciation is calculated by the straight-line method, at the annual rates stated in Note 11, over the useful/economic life of the property.

Leasehold improvements in service stations are depreciated over the shorter of the contract term and useful/economic life of the property.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

i)	Leases

•	Finance leases

Certain financial lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the Company and its subsidiaries. These contracts are characterized as finance leases, and assets thereunder are stated at fair value or present value of the minimum payments under the relevant contracts. The items recognized as assets are depreciated at the depreciation rates applicable to each group of assets in accordance with Note 11. Financial charges under the finance lease contracts are allocated to income over the contract term, based on the amortized cost and actual interest rate method (see Note 14.g).

•	Operating leases

Are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as expenses in the income statement on a straight-line basis over the term of the lease contract, in accordance with Note 20.d).

j)	Intangible assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the following criteria (see Note 12):

•	Goodwill is carried at the original value less accumulated amortization as of December 31, 2008.

•	Other intangible assets acquired from third parties are measured at the total acquisition cost less accumulated amortization expenses.

The Company and its subsidiaries do not have intangible assets that were created internally or that have an indefinite useful life.

k)	Deferred charges

Deferred charges include restructuring costs that will produce benefits in future years (see Note 13). The Company and its subsidiaries decided to maintain the balances until they are fully amortized and will not differ new restructuring charges.

l)	Income tax and social contribution on income

Current and deferred income tax (IRPJ) and social contribution (CSLL) are calculated based on the current rates of income tax and social contribution on profit, including the value of tax incentives, as stated in Note 22.b).

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

m)	Provision for contingencies

The provision for contingencies is created for contingent risks with a “probable” chance of loss in the opinion of Management and internal and external legal counsel, and the values are recorded based on evaluation of the outcomes of the legal proceedings (see Note 20.a).

n)	Actuarial obligation for post-employment benefits

Reserves for actuarial liabilities for post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary, using the projected unit credit method, as described in Note 23.b).

o)	Compensated absences

The liability for future compensation for employee vacations is fully accrued as earned.

p)	Revenues and expenses

Income is recognized on the accrual basis. Revenues from sales and costs are recognized as income when all risks and benefits associated with the products are transferred to the purchaser. Revenues from services provided and their costs are recognized as income when the services are performed. Advertising expenses, which are expensed as incurred, amounted to R$ 63.3, R$ 42.0 and R$ 3.4 for the years ended December 31, 2008, 2007 and 2006, respectively. Shipping and handling costs, classified as selling expenses and expensed as incurred, amounted to R$ 221.8, R$ 177.8 and R$ 66.6 for the years ended December 31, 2008, 2007 and 2006, respectively.

q)	Cost of sales and services

Cost of sales and services provided includes raw materials (mainly fuels/lubricants, LPG and chemicals) and production, distribution, storage and filling costs.

r)	Earnings per share

Earnings per share are calculated based on the annual weighted average of shares outstanding during each of the years presented, giving retroactive effect to stock splits. Stock dividends are not included in such retroactive earnings per share calculation.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

s)	Use of estimates

The preparation of financial statements requires the Company’s Management to make estimates and assumptions that affect the values of assets and liabilities presented as of the date of the financial statements, as well as the values of revenues, costs and expenses for the fiscal years presented. Although these estimates are based on the best information available to Management about present and future events, the actual results may differ from these estimates.

t)	Basis for translation of the financial statements of foreign subsidiaries

Assets and liabilities of the subsidiaries Oxiteno México S.A. de C.V. and its subsidiaries, located in Mexico (functional currency: Mexican Peso), and Oxiteno Andina, C.A., located in Venezuela (functional currency: Bolivar), denominated in currencies other than that of the Company (functional currency: Brazilian Real), are translated at the exchange rate in effect on the date of the financial statements. Gains and losses resulting from changes in these foreign investments are directly recognized in the shareholders’ equity as cumulative translation adjustments and are recognized as income when these investments are disposed of. The amount recognized in the shareholders’ equity as cumulative translation adjustments in 2008 was R$ 8.3.

Assets and liabilities of the other foreign subsidiaries, which do not have autonomy, are considered activities of their investor and are translated at the exchange rate in effect on the date of the financial statements. Gains and losses resulting from changes in these foreign investments are directly recognized as income. The gain recognized as income in 2008 amounted to R$ 30.4.

u)	Impairment of assets

The Company reviews, at least annually, the carrying value of assets for impairment and whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use or disposal. In cases where future expected cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of these assets. The factors considered by the Company in performing this assessment include current operating results, trends, and prospects, as well as the effects of obsolescence, demand, competition, and other economic factors.

No impairment was recorded in the consolidated financial statements as of December 31, 2008.

v)	Adjustment to present value

The subsidiaries booked the adjustment to present value of ICMS credit balances on fixed assets (CIAP – see Note 8). As of December 31, 2007, the balances of CIAP were recorded at their nominal values. The Company and its subsidiaries reviewed all items classified as long-term and, where relevant, short-term assets and liabilities and did not identify the need to adjust other balances to present value.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

5.	FINANCIAL ASSETS

Financial investments are substantially represented by money invested: (i) in Brazil, in certificates of deposit of first-rate financial institutions linked to the Interbank Certificate of Deposit (CDI) and in Federal government bonds; (ii) abroad, in certificates of deposits of first-rate financial institutions and in short-term investment funds with a portfolio composed of bonds issued by the U.S. Government; and (iii) currency and interest rate hedging instruments.

	2008	2007
Financial investments
In local currency
Fixed-income securities and funds	1,366.0	568.0
Austrian notes	—	424.2
In foreign currency
Linked notes (a)	140.7	128.3
Structured deposit (b)	—	440.9
Fixed-income securities and funds	424.7	64.0

Income from currency and interest hedging instruments (c)	37.9	—

Total financial investments	1,969.3	1,625.4

Current	1,962.1	1,504.6

Non-current	7.2	120.8

(a)	Represents US$ 60 million in notes linked (“Linked Notes”) to notes issued by the subsidiary Companhia Ultragaz S.A. in the foreign market in 1997 (“Original Notes”). In April 2006, the subsidiary Oxiteno Overseas Corp., the then owner of the Original Notes, sold such notes to a foreign financial institution. Simultaneously, the subsidiary purchased the Linked Notes from that financial institution. Such transaction enables a financial gain to the subsidiary corresponding to the difference between the interest rate paid on Linked Notes and Original Notes, as remarked in Note 14.c). This financial instrument was classified as loans and receivables for measurement purposes (see Note 4.c).

(b)	Short-term investment of the subsidiary Oxiteno Overseas Corp., with return in either U.S. dollars or Reais, depending on the U.S. dollar exchange rate on the maturity date.

(c)	Accumulated gains or losses, net of income tax (see Note 19).

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

In accordance with Resolution CVM 566/08, the financial assets of the Company and its subsidiaries were classified, according to their characteristics and the Company’s intention, into: (i) measured at fair value through income; (ii) held to maturity; (iii) available for sale; and (iv) loans and receivables, as shown on the table below:

2008
Measured at fair value through income	1,148.6
Held to maturity	7.2
Available for sale	672.8
Loans and receivables	140.7

1,969.3

For the preparation of the Company’s Statements of cash flows, cash and cash equivalents mean the balances of the accounts: (i) Cash and banks and (ii) Short-term investments classified as measured at fair value through income, excluding currency and interest rate hedging instruments, as shown below:

	2008	2007
Cash and banks	164.4	203.1
Short-term investments measured at fair value through income (except currency and interest rate hedging instruments) in Brazil	1,052.8	385.2
Short-term investments measured at fair value through income (except currency and interest rate hedging instruments) in foreign investees	57.9	274.1

	1,275.1	862.4

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

6.	TRADE ACCOUNTS RECEIVABLE, NET

	2008	2007
Domestic customers	1,294.9	1,249.2
Financing to customers - Ipiranga	351.3	298.9
Foreign customers	106.1	125.2
(-) Advances on foreign exchange contracts	(53.2)	(89.9)
(-) Allowance for doubtful accounts	(59.7)	(62.1)

	1,639.4	1,521.3

Current portion	1,429.3	1,344.4
Non-current portion	210.1	176.9

Financing to customers is directed to the reimbursement of reforms and modernizations of gas stations, acquisition of products and market development of Ipiranga.

The changes in the allowance for doubtful accounts are shown below:

Balance as of December 31, 2006	21.8
Initial balance of Ipiranga/Refining	41.2
Addition	19.4
Write-off	(20.3)

Balance as of December 31, 2007	62.1
Addition	16.7
Write-off	(19.1)

Balance as of December 31, 2008	59.7

Allowance for doubtful accounts in the amount of R$ 53.6 and R$ 39.9 is recorded in current trade accounts receivable as of December 31, 2008 and 2007, and R$ 6.1 and R$ 22.2 is recorded in long-term trade accounts receivable as of December 31, 2008 and 2007, respectively.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

7.	INVENTORIES

	2008			2007
	Cost	Provision for losses	Net	Cost	Provision for losses	Net
Finished products	333.1	(16.7)	316.4	143.7	(4.3)	139.4
Work in process	1.3	—	1.3	1.3	—	1.3
Raw materials	248.1	—	248.1	104.7	—	104.7
Liquefied Petroleum Gas (LPG)	29.5	—	29.5	24.2	—	24.2
Fuel, lubricants and grease	333.7	(0.9)	332.8	265.0	(0.4)	264.6
Supplies and cylinders for resale	36.5	(1.4)	35.1	33.7	(2.6)	31.1
Advances to suppliers	55.7	—	55.7	65.8	—	65.8
Properties for resale	14.8	—	14.8	—	—	—

Total	1,052.7	(19.0)	1,033.7	638.4	(7.3)	631.1

The changes in the provision for losses on inventories are shown below:

Balance as of December 31, 2006	2.1
Additions	6.5
Write offs	(1.3)

Balance as of December 31, 2007	7.3
Additions	11.7

Balance as of December 31, 2008	19.0

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

8.	RECOVERABLE TAXES

Represented, substantially, by credit balances of ICMS (State Value Added Tax - VAT), PIS and COFINS (social contribution taxes on revenue), and income tax and social contribution.

	2008	2007
Income tax and social contribution	112.8	105.0
ICMS	174.1	167.7
Adjustment to present value of ICMS on fixed assets - CIAP (see Notes 3.d) and 4.v)	(5.5)	—
Provision for losses - ICMS (*)	(42.3)	(46.9)
PIS and COFINS	76.6	31.3
VAT of the subsidiaries Oxiteno México S.A. de C.V. and Oxiteno Andina, C.A.	13.3	4.0
Manufacturing Tax - IPI	22.2	8.7
Other	3.7	1.5

Total	354.9	271.3

Current portion	311.9	202.6
Non-current portion	43.0	68.7

(*)	The provision refers to credit balances that the subsidiaries estimate they will not be able to offset in the future.

The changes in the provision for losses on ICMS are shown below:

Balance as of December 31, 2006	31.4
Initial balance of Ipiranga/Refining	6.0
Addition	9.5

Balance as of December 31, 2007	46.9
Reversal of provision	(3.5)
Write-off	(1.1)

Balance as of December 31, 2008	42.3

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

The balance of ICMS includes credits of the Camaçari (State of Bahia) plant of the subsidiary Oxiteno Nordeste S.A. Indústria e Comércio, in the amount of R$ 68.5 as of December 31, 2008 (R$ 76.8 as of December 31, 2007), which were approved and released by the tax authorities for sale/transfer. The allowance for loss of the plant’s credits was recognized on the basis of the maximum discount expected on their commercialization. The IPI, PIS, and COFINS credits are being utilized to offset other federal taxes.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

9.	PREPAID EXPENSES

	2008	2007
Rents	23.3	31.3
Advertising and publicity	3.1	0.2
Insurance premium	5.7	1.5
Purchases of meal and transportation tickets	3.9	3.3
Taxes and other prepaid expenses	7.6	3.6
Expenses with bond issuances	—	10.2

	43.6	50.1

Current portion	19.0	13.2
Non-current portion	24.6	36.9

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

10.	INVESTMENTS IN AFFILIATED COMPANIES

A summary of financial information for the Company’s equity investments is as follows:

	December 31, 2008
	Transportadora Sulbrasileira de Gás S.A.	Metalúrgica Plus S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Plenogás Distribuidora de Gás S/A.
Number of shares or quotas held	20,125,000	3,000	156	1,493,120	1,384,308
Net equity - R$	29.6	(0.1)	7.8	7.3	(1.9)
Net income (loss) for the year - R$	0.1	(0.2)	0.6	(0.3)	0.2
Ownership interest - %	25.00	33.33	25.00	50.00	33.33

	2008
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Total
Changes in investments:
Balance at beginning of year	7.3	1.8	3.8	12.9
Equity pick-up	0.1	0.1	(0.2)	—

Balance at end of year	7.4	1.9	3.6	12.9

	December 31, 2007
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.
Number of shares or quotas held	20,125,000	156	1,493,120
Net equity - R$	29.5	7.2	7.6
Net income for the year - R$	(0.5)	0.5	0.6
Ownership interest - %	25.00	25.00	50.00

	2007
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Total
Changes in investments:
Balance at beginning of year	—	1.8	3.5	5.3
Acquisition of Ipiranga	9.5	—	—	9.5
Goodwill write-off	(2.4)	—	—	(2.4)
Refund advance for future capital increase	—	(0.1)	—	(0.1)
Equity pick-up	0.2	0.1	0.3	0.6

Balance at end of year	7.3	1.8	3.8	12.9

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

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

In the consolidated financial statements, the investment of the subsidiary Oxiteno S.A. Indústria e Comércio in the affiliated company Oxicap Indústria de Gases Ltda. is carried under the equity method based on the affiliate’s financial statements as of November 30, 2008. Other subsidiaries are valued based on the financial statements as of December 31, 2008.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

11.	PROPERTY, PLANT AND EQUIPMENT, NET

	Annual depreciation average rates - %	2008			2007
		Cost, including revaluation	Accumulated depreciation/ allowance for realization	Net amount	Net amount
Land	—	192.5	(0.2)	192.3	179.6
Buildings	4	778.9	(315.5)	463.4	332.4
Leasehold improvements	6	224.1	(90.5)	133.6	119.8
Machinery and equipment	10	2,230.6	(801.5)	1,429.1	534.4
Equipment and fixtures for the distribution of fuels / lubricants	10	911.2	(522.7)	388.5	301.4
Gas tanks and LPG cylinders	10	315.0	(188.1)	126.9	109.0
Vehicles	21	241.8	(176.2)	65.6	56.5
Furniture and fixtures	10	70.2	(39.6)	30.6	26.6
Construction in progress	—	184.0	—	184.0	493.0
Advances to suppliers	—	76.1	—	76.1	78.6
Imports in transit	—	3.4	—	3.4	2.0
IT equipment	20	158.5	(120.5)	38.0	33.5
Other	—	—	—	—	2.1

Total		5,386.3	(2,254.8)	3,131.5	2,268.9

Property, plant and equipment include net capitalized interest cost of R$ 30.1 and R$ 11.5 as of December 31, 2008 and 2007, respectively.

Construction in progress refers substantially to: (i) the expansions and renovations of plants; and (ii) the construction and upgrade of gas stations and terminals for fuel distribution.

Advances to suppliers refer basically to purchases of equipment for expansion of plants.

As permitted by Law 11,638/07 and Resolution CVM 565/08, the Company decided to maintain the revaluation balances until their realization, whether through depreciation or write-off, and they became part of the cost value of goods. As of December 31, 2008, the revaluation balance of fixed assets was R$ 22.8 (R$ 25.4 as of December 31, 2007).

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

12.	INTANGIBLE ASSETS, NET

	Annual amortization average rates - %	2008			2007
		Cost	Accumulated amortization/ allowance for realization	Net book value	Net book value
Goodwill	—	599.8	(103.1)	496.7	—
Software	20	196.3	(130.6)	65.7	33.1
Technology	20	18.1	(3.6)	14.5	15.0
Commercial property rights	3	16.3	(2.7)	13.6	14.1
Commercial funds	20	16.6	(13.0)	3.6	4.2
Other	10	1.8	(1.3)	0.5	0.5

		848.9	(254.3)	594.6	66.9

Changes in intangible assets in 2008 are as follows:

	Goodwill	Software	Technology	Commercial property rights	Commercial funds	Other	Total
Balance at December 31, 2007	—	33.1	15.0	14.1	4.2	0.5	66.9
Reclassification of initial implementation of Law 11,638/07 (see Note 3)	462.8	14.0	0.3	—	—	—	477.1

Balance at December 31, 2007 reclassified under Law 11,638/07 (see Note 3.a) e 3.c)	462.8	47.1	15.3	14.1	4.2	0.5	544.0
Consolidation of SERMA (see Note 3)	—	10.7	—	—	—	—	10.7
Additions	342.4	29.1	—	—	1.3	—	372.8
Write-offs	—	(0.1)	—	—	—	—	(0.1)
Amortization	(62.1)	(21.1)	(0.8)	(0.5)	(1.9)	—	(86.4)
Deferred IRPJ/CSLL	(246.4)	—	—	—	—	—	(246.4)

Balance at December 31, 2008	496.7	65.7	14.5	13.6	3.6	0.5	594.6

Average annual amortization rate - %	—	20	20	3	20	10

Aggregate amortization expense for the above intangible assets amounted to R$ 86.4, R$ 16.3 and R$ 12.9 for the years ended December 31, 2008, 2007 and 2006, respectively.

In the income for the year, the amount of R$ 86.4 was recorded as amortization of intangible assets, of which R$ 82.0 was classified as expenses and the rest was allocated to production and service cost.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

The estimated aggregate amortization expense for the next five years is as follows:

Until 1 year	24.7
From 1 to 2 years	22.1
From 2 to 3 years	18.2
From 3 to 4 years	13.7
From 4 to 5 years	7.4
Thereafter	11.8

Total	97.9

Goodwill from acquisition of companies was amortized until December 31, 2008, when its amortization ceased, and the net remaining balance is tested for impairment annually.

The Company has the following balances of goodwill as of December 31, 2008, net of tax effects:

Goodwill on the acquisition of:
Ipiranga	276.7
União Terminais	211.1
Others	8.9

496.7

Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational transportation and storage management, accounting information and other systems.

The Company records as technology certain rights held by the subsidiaries Oxiteno S.A. Indústria e Comércio, Oxiteno Nordeste S.A. Indústria e Comércio, and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. Such licenses cover the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which products are supplied to various industries.

Commercial property rights, refer mainly to those described below:

•

On July 11, 2002, the subsidiary Terminal Químico de Aratu S.A. - Tequimar signed a contract with CODEBA - Companhia Docas do Estado da Bahia for use of the site where the Aratu Terminal is located for 20 years, renewable for the same period. The price paid by Tequimar amounted to R$ 12.0 and is being amortized from August, 2002 to July 2042.

•

Further, the subsidiary Terminal Químico de Aratu S.A. - Tequimar has a lease agreement for an area adjacent to the Port of Santos for 20 years, effective December 2002 and renewable for another 20 years, for building and operating a terminal for receiving, tanking, handling and distribution of bulk liquids. The price paid by Tequimar was R$ 4.3 and is being amortized from August 2005 until December 2022.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

Research & development expenses amounted to R$ 19.1, R$ 23.5 and R$ 18.4 in the income for the year ended December 31, 2008, 2007 and 2006, respectively.

13.	DEFERRED CHARGES, NET

	Average annual amortization rate - %	2008			2007
		Cost	Accumulated amortization	Net book value	Net book value
Restructuring costs	26	25.9	(10.3)	15.6	45.6
Pre-operating expenses	—	—	—	—	3.4
Installation of Ultrasystem equipment at customers’ facilities	—	—	—	—	62.4
Goodwill	—	—	—	—	457.3
Others	—	—	—	—	1.4

		25.9	(10.3)	15.6	570.1

Restructuring costs relate to the LPG distribution business, namely: (i) costs for expansion projects involving new regions of activity and (ii) costs for restructuring the home distribution network to increase the contribution margin and expand the bottled gas business through new dealers. Costs will be maintained in this group until they are fully amortized, which will occur in December 2013.

As informed in Note 3.a) and 3.c) the Company reclassified some balances of deferred charges to intangible assets and fixed assets at January 1st, 2008.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

14.	LOANS, FINANCING AND DEBENTURES

a)	Composition

Description	2008	2007	Index/Currency	Annual financial charges 2008 - %	Maturity
Foreign currency:
Notes in the foreign market (b)	577.4	443.7	US$	+7.2	2015
ACC/Prepayment of exports	184.2	135.2	US$	+3.6 to 9.0	<251 days
Notes in the foreign market (c)	140.3	106.6	US$	+9.0	2020
Syndicated loan (c)	140.0	106.4	US$ + LIBOR (vii)	+1.2	2011
Financial institutions	48.9	31.3	US$ + LIBOR (vii)	+1.1 to 2.1	2009 to 2011
BNDES	46.5	16.0	US$	+5.7 to 8.9	2010 to 2015
Financial institutions	19.8	23.1	MX$ + TIIE (i)	+1.0 to 2.0	2009 to 2014
Financial institutions	6.0	—	Bs (ii)	+19.0 to 28.0	2013
FINIMP - União Terminais/RPR	4.8	13.2	US$	+7.0 to 7.8	2009 to 2012
BNDES	3.5	6.0	UMBNDES (iii)	+6.7 to 9.2	2009 to 2011
Notes in the foreign market (d)	—	106.8	US$	+9.9	2008

Subtotal	1,171.4	988.3
Unrealized losses on swap transactions	—	84.8

Subtotal	1,171.4	1,073.1

Local currency:
Promissory notes (e)	1,203.8	—	CDI	+3.6	2009
Banco do Brasil	516.7	21.6	CDI	91.0 to 95.0	2009 to 2010
BNDES	401.8	256.0	TJLP (iv)	+1.5 to 4.8	2009 to 2018
Working capital loan - MaxFácil	108.4	102.2	CDI	100.0	2010
Banco do Nordeste do Brasil	103.5	103.5	FNE (vi)	8.5 to 10.0	2018
FINEP	60.4	61.5	TJLP (iv)	-2.0 to +5.0	2009 to 2014
FINAME	39.1	63.1	TJLP (iv)	+2.0 to 5.1	2009 to 2013
Working capital loan – União Terminais/RPR	37.2	—	CDI	105.0 to 130.0	2009 to 2010
Floating finance lease (g)	24.5	—	CDI	+0.3 to 1.6	2009 to 2011
Fixed finance lease (g)	1.0	—	R$	+13.0 to 15.5	2010 to 2013
Others	4.1	0.3	CDI	+0.3 to 0.5	2009 to 2011
BNDES	—	2.5	IGP-M (v)	+6.5	2008
Debentures	—	1,219.4	CDI	102.5	2008
Debentures	—	359.4	CDI	103.8	2011

Subtotal	2,500.5	2,189.5

Total of financing, debentures and finance lease	3,671.9	3,262.6

Current	1,658.1	1,903.4

Non-current	2,013.8	1,359.2

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

(i)	MX$ = Mexican peso; TIIE = Mexican interbank balance interest rate.
(ii)	Bs = Venezuelan Bolivar.
(iii)	UMBNDES = monetary unit of BNDES (Banco Nacional de Desenvolvimento Econômico e Social) is a “basket of currencies” representing the composition of foreign currency debt obligations of BNDES. As of December 2008, 93% of this composition reflected the U.S. dollar.
(iv)	TJLP = set by the National Monetary Council, TJLP is the basic financing cost of BNDES.
(v)	IGP-M = General Market Price Index, calculated by Fundação Getúlio Vargas.
(vi)	FNE = Northeast Constitutional Financing Fund.
(vii)	LIBOR = London Interbank Offered Rate.

Annual maturities of long-term financing:

	2008	2007
From 1 to 2 years	751.3	282.4
From 2 to 3 years	263.3	204.0
From 3 to 4 years	105.7	182.1
From 4 to 5 years	78.7	55.7
More than 5 years	814.8	635.0

	2,013.8	1,359.2

As provided in Resolution CVM 556/08, transaction costs and issue premiums associated with fund raising by the Company and its subsidiaries were added to their financial liabilities, and the effective interest rate of each fund raised was calculated. Such changes had no significant effect on the financial statements of the Company and its subsidiaries.

b)	Notes in the foreign market

In December 2005, the subsidiary LPG International Inc. issued notes in the amount of US$ 250 million, maturing in December 2015, with annual interest rate of 7.25% paid semiannually, with the first payment scheduled for June 2006. The issuance price was 98.75% of the notes’ face value, which represented a total return for investors of 7.429% per annum upon issuance. The notes were guaranteed by the Company and by Oxiteno S.A.- Indústria e Comércio.

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

•

Obligation of obtaining the Board of Directors resolution for transactions with related parties in excess of US$ 15 million (except transactions by the Company with subsidiaries and between subsidiaries).

•	Restriction of disposal of all or substantially all the assets of Company and subsidiaries.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

•	Restriction of encumbrances on assets in excess of US$ 150 million or 15% of the value of consolidated tangible assets.

The restrictions imposed on the Company and its subsidiaries are usual in transactions of this nature and have not limited their ability to conduct their business to date.

The Company is in compliance with all covenants at December 31, 2008.

c)	Notes in the foreign market and syndicated loan

In June 1997, the subsidiary Companhia Ultragaz S.A. issued US$ 60 million in notes, (Original Notes) maturing in 2005. In June 2005, maturity was extended to June 2020 with put/call options in June 2008, which were not exercised by the subsidiary and financial institutions. The next put/call option will be on June 2011.

In June 2005, the subsidiary Oxiteno Overseas Corp. acquired the full amount of Original Notes issued by Companhia Ultragaz S.A., with funds from a syndicated loan in the amount of US$ 60 million with maturity in June 2008 and interest rate of 5.05% per year. In June 2008, the syndicated loan was renewed under the same conditions, but the financial charges have been changed to LIBOR + 1.25% per annum. The syndicated loan was guaranteed by the Company and the subsidiary Oxiteno S.A. Indústria e Comércio.

As a result of the issuance of the syndicated loan, additional covenants other than those in Note 14.b) must be maintained by the Company:

•	Maintenance of a financial index, determined by the ratio between net debt and consolidated Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), less than or equal to 3.5.

•	Maintenance of a financial index, determined by the ratio between consolidated EBITDA and consolidated net financial expenses, greater than or equal to 1.5.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

In April 2006, the subsidiary Oxiteno Overseas Corp. sold the Original Notes to a financial institution. Concurrently, the subsidiary acquired from this financial institution a credit linked note backed by the Original Notes, as mentioned in Note 5, thus obtaining an additional return on this investment. The transaction matures in 2020, and the subsidiary as well as the financial institution may redeem it early. In the event of insolvency of the financial institution, Companhia Ultragaz S.A. would be required to settle the Original Notes, although Oxiteno Overseas Corp. would continue to be the creditor of the credit linked note.

The Company is in compliance with all covenants at December 31, 2008.

d)	Notes in the foreign market

In August 2003, the subsidiary Companhia Brasileira de Petróleo Ipiranga issued US$ 135 million in notes in the international market. On August 1, 2005, when the interest levied increased from 7.875% per annum to 9.875% per annum, these securities were partly redeemed in the amount of US$ 1.3 million or R$ 3.1 million. In the fiscal year of 2006, there was a partial redemption in the amount of US$ 79.6 million or R$ 164.9 million. In 2008, these notes matured and were consequently settled.

e)	Promissory Notes

In December 2008, the Company prepaid the first issuance of 120 Commercial Promissory Notes in the amount of R$ 1,200,000 and issued 120 new registered Commercial Promissory Notes in the amount of R$ 1,200,000, with the following characteristics:

Face value of each:	R$ 10,000,000.00 (ten million Brazilian Reais)

Final maturity:	December 18, 2009

Payment of the face value:	Lump sum at final maturity

Interest:	100% CDI + 3.60% per annum

Payment of interest:	Lump sum at final maturity

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

f)	Collateral

A portion of the financing is collateralized by liens on property, plant and equipment, shares of investee and guarantees provided by the Company and its subsidiaries, as shown below:

	2008	2007
Amount of financing secured by:
Property, plant and equipment	66.7	63.0
Shares of affiliates and guarantees of minority shareholders	—	2.5

Total	66.7	65.5

Other loans are collateralized by guarantees issued by Company and by the future flow of exports. The Company is responsible for sureties and guarantees offered on behalf of its subsidiaries, amounting to R$ 1,440.5 (R$ 986.2 as of December 31, 2007).

Certain subsidiaries have issued guarantees to financial institutions related to amounts owed to those institutions by certain of their customers (vendor financing). There are no recourse provisions or collaterals that would enable the Company or its subsidiaries to recover any amounts paid to the financial institutions under these agreements. In the event that such payments are made, the subsidiaries may recover such amounts paid directly from their customers. Maximum future payments related to these guarantees amount to R$ 18.8 (R$ 21.6 as of December 31, 2007), with terms of up to 212 days. As of December 31, 2008, the Company and its subsidiaries have not incurred any loss or recorded any liability related to these guarantees.

The Company and its subsidiaries have in some loans, financing and debentures cross default clauses that oblige them to pay the contracted debt in case of default of any other debt in an amount equal to or greater than US$ 10 million. As of December 31, 2008, no default has occurred in relation to the Company and its subsidiaries’ debt.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

g)	Finance leases

The subsidiaries CBPI, Serma, and Tequimar have finance lease contracts primarily related to fuel distribution equipment, such as tanks, pumps, VNG compressors, computer equipment and vehicles. These contracts have terms between 36 and 60 months.

The subsidiaries have the option to purchase the assets at a price substantially lower than the fair price on the date of option, and Management intends to exercise such option. No restrictions are imposed on these agreements.

The amounts of the fixed assets, net of depreciation, and of the liabilities corresponding to such equipment, recorded in the financial statements as of December 31, 2008, are shown below:

	Fuel distribution equipment	Computer equipment and vehicles
Fixed assets net of depreciation	25.4	3.7
Financing	23.3	2.2

Current	11.3	1.3
Non-current	12.0	0.9

The future disbursements (installments), assumed under these contracts, total approximately:

	Fuel distribution equipment	Computer equipment and vehicles
Up to 1 year	11.7	1.4
More than 1 year	12.2	1.1

	23.9	2.5

The above installments include the amounts of ISS (service tax) payable on the monthly installments.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

15.	SHAREHOLDERS’ EQUITY

a)	Capital

The Company is a listed corporation with shares traded on the São Paulo and New York Stock Exchanges. Subscribed and paid-up capital is represented by 136,095,999 shares without par value, comprised of 49,429,897 common shares and 86,666,102 preferred shares.

As of December 31, 2008, 13,445,233 preferred shares were outstanding abroad, in the form of American Depositary Receipts - ADRs.

Preferred shares are not convertible into common shares, do not entail voting rights, and have priority in capital redemption, without premium, in the event of liquidation of the Company.

At the beginning of 2000, the Company granted, through a shareholders agreement, tag—along rights, which assure to non-controlling shareholders identical conditions to those negotiated by the controlling shareholders in case of disposal of shareholding control of the Company. The tag-along rights guarantee 100% of the offer price for all types of shares issued by the Company. On May 18, 2004, the Company included the tag-along rights in its bylaws.

The Company is authorized to increase its capital, regardless of amendment to the bylaws, through a resolution of the Board of Directors, until it reaches R$ 4,500,000, by means of issuance of common or preferred shares, without keeping the existing ratio, subject to the limit of 2/3 of preferred shares, to the total of the shares issued.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

b)	Treasury shares

The Company acquired its own shares at market prices, without capital reduction, for holding in treasury and subsequent disposal or cancellation, in accordance with the provisions of the Brazilian Securities Commission (CVM) Instructions No. 10 of February 14, 1980 and No. 268 of November 13, 1997.

During 2008, 1,759,100 preferred shares were acquired at the average cost of R$ 59.70 per share under the share repurchase program approved at the Board of Director’s Meeting of August 2, 2006 and extended through the Board of Director’s Meeting of August 8, 2007.

As of December 31, 2008, the Company and its subsidiaries held 2,592,247 preferred shares (2,201,272 preferred shares, net of shares provided to certain executives of these subsidiaries as described in Note 21.c) and 6,617 common shares in treasury, which had been acquired at the average cost of R$ 54.22 (whole Brazilian Reais) and R$ 19.30 (whole Brazilian Reais) per share, respectively. The average acquisition cost was adjusted to reflect the stock dividends and reverse stock split.

The market price of preferred shares issued by the Company as of December 31, 2008 on the BM&FBovespa (São Paulo Stock Exchange) was R$ 50.82.

c)	Capital reserve

The capital reserve reflects the goodwill on the sale of shares at market price to be held in treasury in the Company’s subsidiaries, at the average price of R$ 41.55 (whole Brazilian Reais) per share. These shares were provided to certain executives of these subsidiaries as described in Note 21.c).

d)	Revaluation reserve

This reserve reflects the revaluation write-up of assets of subsidiaries and is realized based upon depreciation, write-off or disposal of revalued assets, including the related tax effects.

In some cases, taxes on the revaluation reserve of certain subsidiaries are recognized only upon the realization of this reserve since the revaluations occurred prior to the publication of CVM Resolution No. 183/95.

e)	Profit reserves

Legal reserve

Under the Brazilian corporate law, the Company is required to appropriate 5% of annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

Reserve for retention of profits

This reserve is supported by the investment program in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments, in conformity with article 196 of the Brazilian corporate law, and includes both a portion of net income and the realization of the revaluation reserve, and in 2008, the portion of initial adjustments to Law 11,638/07 and MP 449/08.

Unrealized profit reserve

This reserve is established in conformity with Article 197 of the Brazilian corporate law, based on the equity pick-up in subsidiaries and affiliated companies. The realization of this reserve usually occurs on receipt of dividends, sale and write-off of investments.

f)	Dividends and appropriation of net income (Company)

According to the Company’s bylaws, shareholders are entitled to a minimum annual dividend of 50% of adjusted net income, calculated under the terms of accounting practices adopted in Brazil.

Proposed dividends as stated in the Company’s financial statements, subject to approval at the Annual Shareholders’ Meeting, are as follows:

2008
Net income	390.3
Legal reserve	(19.5)
Retention of profits reserve	(133.0)

Dividends balance	237.8

Interim dividends (R$ 0.89 (whole Brazilian Reais) per share)	(119.0)

Proposed dividends payable (R$ 0.89 (whole Brazilian Reais) per share)	(118.8)

g)	Valuation adjustment

The differences between the fair value and adjusted cost (i) of financial investments classified as available for sale and (ii) of financial instruments designated as a cash flow hedge are directly recognized in the shareholders’ equity as Valuation adjustment. Gains and losses recorded in the shareholders’ equity are included in income, in the case of prepayment.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

h)	Cumulative translation adjustments

The change in exchange rates on foreign investees with administrative autonomy denominated in a currency other than the currency of the Company is directly recognized in the shareholders’ equity. This accumulated effect is reflected in income for the year as a gain or loss only in case of disposal or write-off of the investment.

16.	FINANCIAL INCOME (EXPENSES), NET

	2008	2007	2006
Financial income:
Interest on financial investments	232.1	145.1	163.2
Interest on trade accounts receivables	22.5	19.2	5.3
Other income	2.6	(0.9)	1.8

	257.2	163.4	170.3

Financial expense:
Interest on loans and financing	(304.1)	(97.3)	(85.5)
Interest on debentures	(22.1)	(123.9)	(44.8)
Interest on finance leases	(2.9)	—	—
Amortization of costs for issuance of bonds and securities	(0.6)	—	—
Bank charges	(21.1)	(18.7)	(14.7)
Monetary and exchange variation, net of income from hedging instruments	(46.3)	10.6	(15.7)
PIS/COFINS/CPMF/IOF/other financial expenses (*)	(2.8)	(38.7)	29.0
Adjustment for provisions and other expenses	(26.1)	(14.8)	(8.0)

	(426.0)	(282.8)	(139.7)

Financial (expenses) income, net	(168.8)	(119.4)	30.6

(*)	In 2006, includes R$ 49.7 referring to the recovery of credits as mentioned in Note 20.a).

17.	OTHER INCOME

Other income is primarily composed of R$ 11.2 (revenue) (R$ 12.7 (revenue) in 2007 and R$ 4.8 (expense) in 2006) of proceeds from the sale of fixed assets, especially LPG bottles, land, vehicles, and tank wagons. It also includes the gain on the disposal of all interest held by the subsidiary Oxiteno S.A. Indústria e Comércio in Petroquímica União S.A., which occurred in 2008.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

18.	SEGMENT INFORMATION

The company operates four main business segments: gas distribution, fuel distribution, chemicals, and logistics. The gas distribution segment distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast Regions of Brazil. The fuel distribution segment operates the distribution of fuels and lubricants and related activities in the South and Southeast Regions of Brazil. The chemicals segment produces ethylene oxide and its derivatives, which are the raw materials for the textile, food, cosmetics & detergent, agrochemical, paint & varnish, and other industries. The logistics segment provides transportation and storage services, especially in the Southeast, and Northeast Regions of Brazil. The segments shown in the financial statements are strategic business units supplying different products and services. Inter-segment sales are at prices similar to those that would be charged to third parties.

The main financial information on each segment of the Company can be stated as follows (excluding inter-segment transactions):

	2008						2007	2006
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Other	Consolidated	Consolidated	Consolidated
Net sales, net of intercompany transactions	3,336.8	1,926.1	237.4	22,676.4	91.3	28,268.0	19,921.3	4,794.1

Operating income before financial items and equity in subsidiary and affiliated companies	87.9	154.2	7.3	515.7	(51.7)	713.4	486.1	330.4

Total assets, net of related parties	1,081.8	3,308.8	862.5	3,256.6	1,157.5	9,667.2	9,309.3	3,902.1

On the table above, the column “other” is composed mainly of the parent company Ultrapar Participações S.A., Imaven Imóveis Ltda., the interest in the oil refining business and, in 2008, by Serma.

Disclosures of segments in accordance with U.S. GAAP are made in Note 24.V.g).

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

19.	RISKS AND FINANCIAL INSTRUMENTS

Risk management and financial instruments - Governance

The main risk factors to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and by their counterparties. These risks are managed through control policies, specific strategies, and establishment of limits.

The Company has a conservative policy for the management financial assets, instruments and financial risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the proper conduct of business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•	Implementation of the management of financial assets, instruments and risks is the responsibility of the Financial Area, through its treasury, with the assistance of the tax and accounting areas.

•

Supervision and monitoring of compliance with the principles, guidelines and standards of the Policy is the responsibility of the Risk and Investment Committee, set up more than 10 years ago and composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fund raising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Changes in the Policy or revisions of its standards are subject to the approval of the Company’s Board of Directors.

•	Continuous enhancement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the Financial Area.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

Currency risk

Most operations of the Company and its subsidiaries are located in Brazil and, therefore, the reference currency for currency risk management is the Brazilian Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term net sales in foreign currency of Oxiteno.

The subsidiaries of the Company use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency, in order to reduce the effects of changes in exchange rates on its results and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of the assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currency are stated below, translated into Reais as of December 31, 2008 and December 31, 2007:

Assets and liabilities in foreign currency	2008	2007
Assets in foreign currency
Financial investments in foreign currency	565.3	640.8
Investments in foreign subsidiaries	111.9	55.9
Foreign trade receivables, net of advances on export contract and provision for doubtful accounts	52.0	35.1
Foreign currency cash and cash equivalents	9.7	8.0
Others (1)	89.1	—

	828.0	739.8

Liabilities in foreign currency
Financing in foreign currency	1,171.4	988.3
Accounts payable for imports, net of advances to foreign suppliers	10.0	14.6

	1,181.4	1,002.9

Currency hedging instruments (2)	242.0	221.5

Net asset (liability) position	(111.4)	(41.6)

(1)	Deposit made to Chevron for the acquisition of Texaco in Brazil, as described in Note 4.

(2)	Measured at fair value in 2008 and notional value plus accrued interest in 2007.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

Based on the net liability position of R$ 111.4 in foreign currency shown above, we estimate that a 10% devaluation of the Brazilian Real would produce a financial expense of R$ 11.1.

Interest rate risk

The Company and its subsidiaries adopt conservative policies for fund raising and use of financial resources and capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the interest rate for Interbank Certificate of Deposit (CDI), as set forth in Note 5. Fund raising primarily results from financing from BNDES and other development agencies, promissory notes and funds raised in foreign currency, as shown in Note 14.

The Company does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. As of December 31, 2008, the Company and its subsidiaries did not have derivative financial instruments for interest rate risk management linked to domestic loans.

Credit risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and cash equivalents, financial investments, and accounts receivable.

Credit risk of financial institutions - Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volumes of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by institution and, therefore, require diversification of counterparties.

Government credit risk - The Company and its subsidiaries have financial investments in federal government bonds of Brazil and countries rated AAA or Aaa by specialized credit rating agencies. The volumes of financial investments are subject to maximum limits by country and, therefore, require diversification of counterparties.

Customer credit risk - Such risks are managed by each business unit through specific criteria for acceptance of customers and credit rating and are additionally mitigated by diversification of sales. Oxiteno S.A. Indústria e Comércio and its subsidiaries maintained, as of December 31, 2008, R$ 2.3 (R$ 2.2 in 2007), the subsidiaries Bahiana Distribuidora de Gás Ltda. and Companhia Ultragaz S.A. maintained R$ 9.0 (R$ 16.7 in 2007), Ipiranga/Refining maintained R$ 46.9 (R$ 42.7 in 2007), and the subsidiaries of Ultracargo Operações Logísticas e Participações Ltda. maintained R$ 1.5 (R$ 0.3 in 2007) as a provision for potential loss on their accounts and assets receivables.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

Selection and use of financial instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections of this Note 19 and, therefore, are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments or instruments with a margin call are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section Risk management and financial instruments – Governance of this Note 19, the Committee monitors compliance with the risk standards established by the Policy through a risk monitoring map, including the use of hedging instruments, on a monthly basis.

The table below summarizes the position of hedging instruments adopted by the Company and its subsidiaries:

	Counterparty	Maturity	Initial notional amount *		Fair value		Amounts payable or receivable for the period (Dec. 31, 2008)
			2008	2007	2008	2007	Amount receivable	Amount payable
Swap contracts

a - Exchange rate swaps receivable in U.S. dollars	Bradesco,
Receivables in U.S. dollars	Citibank,		123.5	170.0	291.6	316.4	291.6	—
Payables in CDI interest rate	Goldman	Jan 2009 to	123.5	156.0	236.4	380.6	—	236.4
Payables in Mexican pesos	Sachs, HSBC, Itaú,	Jun 2011	—	14.0	—	25.1	—	—

Total result	Santander/Real, UBS Pactual		—	—	55.2	(89.3)	291.6	236.4

b - Exchange rate swaps payable in U.S. dollars
Receivables in CDI interest rates	Bradesco, HSBC, Itaú	Jan 2009 to	18.3	41.3	44.1	74.5	44.1	—
Payables in U.S. dollars	Santander /Real	Mar 2009	18.3	41.3	42.9	73.1	—	42.9

Total result			—	—	1.2	1.4	44.1	42.9

c - Interest rate swaps
Receivables in LIBOR interest rate in U.S. dollars			60.0	—	133.8	—	133.8	—
Payables in fixed interest rate in U.S. dollars	Itaú	Jun 2011	60.0	—	140.5	—	—	140.5

Total result			—	—	(6.7)	—	133.8	140.5

Total gross result			—	—	49.7	(87.9)	469.5	419.8
Income tax			—	—	(11.8)	(0.3)	(11.8)	—

Total net result			—	—	37.9	(88.2)	457.7	419.8

*	In millions of USD

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

All transactions mentioned above were properly registered with CETIP S.A., except for the interest rate swap, which is an over-the-counter contract governed by ISDA (International Swap Dealers Association, Inc.) executed with the counterparty Banco Itaú BBA S.A. – Nassau Branch.

Hedging instruments existing as of December 31, 2008 are described below, according to their category, risk, and protection strategy:

a - Hedging against foreign exchange exposure of liabilities in foreign currency - The purpose of these contracts is to offset the effect of the change in exchange rates of a debt in U.S. dollars by converting it into a debt in Brazilian Reais linked to CDI. As of December 31, 2008, the Company and its subsidiaries had outstanding swap contracts totaling US$ 123.5 in notional amount, with an asset position of US$ + 5.19% per annum and a liability position of 98.55% of CDI.

b - Hedging against foreign exchange exposure of operations - The purpose of these contracts is to make the exchange rate of the turnover of the subsidiaries of Oxiteno S.A. Indústria e Comércio and Oxiteno Nordeste S.A. Indústria e Comercial equal to the exchange rate of the cost of their raw materials. As of December 31, 2008, these swap contracts totaled US$ 18.3 and, on average, had an asset position of 59.78% of CDI and a liability position of US$ + 0.0% per annum.

c - Hedging against floating interest rate in foreign currency - The purpose of this contract is to convert the interest rate on the syndicated loan in the principal of US$ 60.0 from floating into fixed. As of December 31, 2008, the subsidiary Oxiteno Overseas Corp. had a swap contract with a notional amount of US$ 60.0, with an asset position of US$ + LIBOR + 1.25% per annum and a liability position of US$ + 4.93% per annum.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

Fair value of financial instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, as of December 31, 2008 and December 31, 2007 are stated below:

	2008		2007
	Book value	Market value	Book value	Market value
Financial assets:
Cash and cash equivalents	1,275.1	1,275.1	862.4	862.8
Short-term investments (excluding assets swaps)	813.5	813.5	845.3	864.5
Long-term investments	7.2	7.2	120.8	121.1
Swaps (assets)	37.9	37.9	—	—

	2,133.7	2,133.7	1,828.5	1,848.4

Financial liabilities:
Current and long-term financing (excluding liabilities swaps)	3,646.4	3,601.1	1,599.1	1,616.7
Current and long-term debentures	—	—	1,578.7	1,578.6
Finance leases	25.5	25.5	—	—
Swaps (liabilities)	—	—	84.8	88.2

	3,671.9	3,626.6	3,262.6	3,283.5

Investment:
Other investments in affiliated companies	3.1	3.1	34.1	47.4

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair values of cash on current account are identical to the carrying values.

•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the financial statements, which correspond to their fair value.

•

Financial investments in CDBs and similar investments offer daily liquidity through repurchase in the yield curve and, therefore, the Company believes their fair value corresponds to their carrying value.

•

The fair value of other financial investments and financing was determined using calculation methodologies commonly used for marking-to-market, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of December 31, 2008 and December 31, 2007. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries used quotes provided by the transaction counterparties.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

•

In 2007, the fair value of permanent investments in other companies, represented by the shares of Petroquímica União S.A. disposed of in 2008, was calculated based on the price of such shares quoted on BM&FBovespa.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realized in the current market.

Sensitivity analysis

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments, Management adopted as a likely scenario the Brazilian Real/U.S. dollar exchange rates at maturity of each swap, projected by dollar futures contracts quoted on BM&FBovespa as of December 31, 2008. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 2.8 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional devaluation, respectively, of the Brazilian Real in the likely scenario.

Based on the balances of the hedging instruments and hedged items as of December 31, 2008, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the balance in Brazilian Reais as of December 31, 2008 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) Dollar / Real swaps	Dollar	55.9	223.9	627.0
(2) Debts in dollars	appreciation	(55.9)	(223.9)	(626.9)

(1)+(2)	Net Effect	—	—	0.1

Currency swaps payable in U.S. dollars
(3) Real / Dollar swaps	Dollar	(8.5)	(34.0)	(95.3)
(4) Gross margin of Oxiteno	devaluation	8.5	34.0	95.2

(3)+(4)	Net Effect	—	—	(0.1)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

For the sensitivity analysis of the interest rate hedging instrument, the Company used the future LIBOR curve (BBA – British Banker’s Association) as of December 31, 2008 at maturity of the swap and of the syndicated loan (hedged item), which occurs in 2011, in order to define the likely scenario. Scenarios II and III were estimated with a 25% and 50% deterioration, respectively, in the estimate of the likely LIBOR.

Based on the three interest rate scenarios, Management estimated the values of its loan and of the hedging instrument by calculating the future cash flows associated with each instrument adopted according to the projected scenarios and adjusting them to present value by the rate in effect on December 31, 2008. The result is stated on the table below:

	Risk	Scenario I (likely)	Scenario II	Scenario III

Interest rate swap (in dollars)
(1) LIBOR / fixed rate swap	Increase in	(2.4)	(1.2)	—
(2) LIBOR Debt	LIBOR	2.4	1.2	—

(1)+(2)	Net Effect	—	—	—

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

20.	CONTINGENCIES AND COMMITMENTS

a)	Labor, civil and tax lawsuits

In 1990, the Union of Workers in Petrochemical Plants, of which the employees of the subsidiaries Oxiteno Nordeste S.A. Indústria e Comércio and Empresa Carioca de Produtos Químicos S.A. are members, filed an action against the subsidiaries to enforce adjustments established under a collective labor agreement, in lieu of the salary policies actually implemented. At the same time, the Employers’ Association proposed a collective bargaining for interpretation and clarification of Clause Four of the agreement. Based on the opinion of its legal counsel, who reviewed the latest decision of the Federal Supreme Court (STF) in the collective bargaining and the position of the individual action of the subsidiary Oxiteno Nordeste S.A. Indústria e Comércio, Management of the subsidiaries did not deem it necessary to record a provision as of December 31, 2008.

The subsidiary Companhia Ultragaz S.A. is facing an administrative case pending before the Administrative Council for Economic Defense (CADE) for alleged anticompetitive practice in cities in the Triângulo Mineiro region in 2001. Recently, the CADE entered a decision against Companhia Ultragaz S.A. imposing a penalty of 1% of the annual gross revenue for 2001 (which was R$ 1,475), excluding taxes and adjusted by IPCA-e. This administrative decision has not yet become final and can still be appealed administratively. If the adverse decision is administratively upheld, then its execution may be stayed and the merits reconsidered in court. Based on the above elements and on the opinion of its legal counsel, the subsidiary’s Management did not record a provision.

The subsidiary Companhia Ultragaz S.A. is the defendant in legal proceedings for damages arising from an explosion in 1996 in a shopping mall located in the City of Osasco, State of São Paulo. Such proceedings involve: (i) individual proceedings brought by victims of the explosion seeking compensation for loss of income and pain and suffering (ii) request for compensation for expenses of the shopping mall administrator and its insurer; and (iii) class action seeking economic and non-economic damages for all victims injured and dead. The subsidiary believes that it produced evidence that the defective gas pipelines in the shopping mall caused the accident, and Ultragaz’s local LPG storage facilities did not contribute to the explosion. Out of the 62 actions decided to date, 61 were favorable, of which 25 are already shelved; only 1 was adverse in the second instance, which can still be appealed, and if such decision is upheld, the value is R$ 0.017. There are 3 actions yet to be decided. The subsidiary has insurance coverage for these legal proceedings, and the value not insured is R$ 16.5. The Company did not record any provision for this value because it considers the chances of realization of this contingency as essentially remote.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

The Company and its subsidiaries obtained injunctions to pay PIS and COFINS contributions without the changes introduced by Law 9,718/98 in its original version. The ongoing questioning refers to the levy of theses taxes on sources other than revenues. In 2005, the STF decided the question in favor of the taxpayer. Although it has set a precedent, the effect of this decision does not automatically apply to all companies, since they must await judgment of their own legal lawsuits. In the first half of 2007, the Company and its subsidiaries reversed previously recorded accruals in the amount of R$ 12.8 (in 2006 R$ 23.5 of accrual reversal and R$ 26.2 of recovery of amounts paid in previously periods), net of attorney’s fees. The Company has other subsidiaries whose lawsuits have not yet been decided. If all ongoing lawsuits are finally decided in favor of the subsidiaries, the Company estimates that the total positive effect on income before income tax and social contribution will reach R$ 32.8, net of attorney’s fees.

Based on the favorable jurisprudence and the opinion of its legal counsel, the subsidiaries Oxiteno Nordeste S.A. Indústria e Comércio and Oxiteno S.A. Indústria e Comércio filed, on September 16 and October 1, 2008, respectively, lawsuits to obtain preliminary injunctions to exclude export revenues from the tax base for Social Contribution on Profit; such preliminary injunctions were denied, and the subsidiaries await the outcome of the appeals lodged.

The subsidiary Utingás Armazenadora S.A. is defending itself against notices of assessment of Service Tax (ISS) issued by the Municipal Government of Santo André. The position of the subsidiary’s legal counsel is that the risk is low since a significant portion of the administrative decisions were favorable to the subsidiary. The thesis defended by the subsidiary is supported by the opinion of a renowned tax specialist. The unprovided for contingency, adjusted as of December 31, 2008, is R$ 46.9 (R$ 42.9 in 2007).

On October 7, 2005, the subsidiaries Companhia Ultragraz S.A. and Bahiana Distribuidora de Gás Ltda. filed for and obtained an injunction to offset PIS and COFINS credits against other taxes administered by the Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court judgment on May 16, 2008. Under the injunction obtained, the subsidiaries have been making judicial deposits for these debits in the accumulated amount of R$ 117.7 as of December 31, 2008 (R$ 81.2 in 2007) and have recorded a corresponding liability.

The subsidiaries Companhia Ultragaz S.A., Utingás Armazenadora S.A., Terminal Químico de Aratu S.A. - Tequimar, Transultra - Armazenamento e Transporte Especializado Ltda. and Ultracargo Operações Logísticas e Participações Ltda. have filed actions with a motion for injunction seeking full and immediate utilization of the supplementary monetary adjustment based on the Consumer Price Index (IPC)/National Treasury Bonds (BTN) for 1990 (Law 8200/91) and maintain a provision of R$ 14.6 (R$ 13.6 in 2007) to cover any contingencies if they lose such actions.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

On December 29, 2006, the subsidiaries Oxiteno S.A. Indústria e Comércio, Oxiteno Nordeste S.A. Indústria e Comércio, Companhia Ultragaz S.A. and Transultra Armazenamento e Transporte Especializado Ltda. filed for an injunction seeking the deduction of ICMS from the PIS and COFINS tax basis. Oxiteno Nordeste S.A. Indústria e Comércio obtained an injunction and is paying the disputed amounts into judicial deposits, as well as recording the respective provision in the amount of R$ 24.3 (R$ 10.7 in 2007). The other subsidiaries did not obtain an injunction and are awaiting the outcome of an appeal lodged with Federal Regional Court (TRF) for the 3rd Region. On August 19, 2008, the subsidiaries Companhia Brasileira de Petróleo Ipiranga, Refinaria de Petróleo Riograndense S.A., Tropical Transportes Ipiranga Ltda. and Empresa Carioca de Produtos Químicos S.A. also filed for injunctions seeking the same benefit and are awaiting the resolution of these lawsuits.

The Company and some of its subsidiaries have filed actions with a motion for injunction against the application of the law restricting offset of tax losses (IRPJ) and negative tax bases (CSLL) determined as of December 31, 1994 to 30% of the income for the year. As a result of the position of the SFT and based on the opinion of its legal counsel, a provision was recorded for this contingency in the amount of R$ 6.8 (R$ 6.6 in 2007).

In 2007, based on recent case law, the position of its legal counsel, and the increase in the amounts involved in transactions, the Company and its subsidiaries began to record a provision for PIS and COFINS on credits of interest on capital. The total amount accrued as of December 31, 2008 is R$ 21.9 (R$ 20.7 in 2007).

Regarding Ipiranga/Refining, the main additional contingencies provided for, relate to: (i) requirement for the reversal of ICMS credits on transportation services taken during the freight reimbursement system established by the DNC (currently ANP – National Petroleum, Natural Gas and Biofuel Agency), R$ 7.3; (b) requirement for the reversal of ICMS credits, in the State of Minas Gerais, on interstate outflows carried under Article 33 of ICMS Convention 66/88, which allowed maintenance of credits and was suspended by an injunction issued by the STF, R$ 28.4; (c) assessments for deduction of unconditional discounts from the tax base for ICMS due to tax substitution, in the State of Minas Gerais, R$ 16.3; (d) litigation on clauses of contracts with customers; and (e) claims made by former employees and subcontractors on salary allowances.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

The main tax contingences of Ipiranga/Refining that were considered to pose a possible risk of loss relate to ICMS and total R$ 147.6, and based on this position, have not been provided for in the financial statements, consisting primarily of: (a) requirement for the reversal of credits resulting from excess taxation on acquisition of products in the petroleum refinery under the tax substitution regime; (b) requirement for the ICMS on acquisition of basic oils; (c) assessments in the State of Rio de Janeiro requiring reversal of ICMS credits on interstate outflows made under Article 33 of ICMS Convention 66/88, which allowed maintenance of credits and was suspended by an injunction issued by the STF; (d) requirement for the reversal of presumed credit on interstate transfers of hydrated fuel ethanol in the State of Santa Catarina; (e) notices of assessment issued in Minas Gerais for alleged miscalculation of the tax base for ICMS, since the amount of the tax itself on interstate transactions with petroleum byproducts to end consumer was not included in such tax base; and (f) notice of assessment regarding transactions for return of anhydrous ethanol loan.

In addition, the subsidiary CBPI and its subsidiaries have tax assessments concerning denial of IPI credits originated in acquisitions of products whose subsequent sales had no taxation. The amount of the unprovided for contingency, adjusted as of December 31, 2008, is R$ 40.4 (R$ 31.2 in 2007).

The Company and its subsidiaries have other pending administrative and legal proceedings, which were estimated by their legal counsel as possible and/or remote risk, and the related potential losses were not provided for by the Company and its subsidiaries based on these opinions. The Company and its subsidiaries also have litigations for recovery of taxes and contributions, which were not recorded in the financial statements due to their contingent nature.

Movements in provisions, net of amounts in escrow, are as follows:

Provisions	Balance in 2007	Additions	Write-offs	Interest	Balance in 2008
Income tax and social contribution	105.6	26.9	(0.2)	11.3	143.6
PIS and COFINS	33.6	12.1	(0.5)	3.6	48.8
ICMS	61.1	0.3	(0.9)	2.2	62.7
INSS	2.4	5.9	(0.8)	0.6	8.1
Civil lawsuits	4.5	—	(0.6)	—	3.9
Labor claims	13.8	0.1	(2.5)	—	11.4
Other	2.0	2.9	—	0.7	5.6
(-) Escrow deposits	(96.1)	(41.2)	1.1	(11.9)	(148.1)

Total	126.9	7.0	(4.4)	6.5	136.0

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

b)	Take or pay commitments

The subsidiary Terminal Químico de Aratu S.A. – Tequimar has contracts with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with their port facilities in Aratu and Suape, respectively. Such contracts establish minimum cargo movement of 1,000,000 tons per year for Aratu, effective through 2022, and 250,000 tons per year for Suape, effective through 2027. If annual movement is less than the established minimum, the subsidiary is required to pay the difference between the actual movement and the minimum contractual movement using the port rates in effect at the date of payment. As of December 31, 2008, such rates were R$ 4.93 and R$ 3.97 per ton for Aratu and Suape, respectively. The subsidiary has met the minimum cargo movement limits since inception of the contracts. At December 31, 2008, future minimum lease payments under these operating leases are: R$ 5.9 in 2009, R$ 5.9 in 2010, R$ 5.9 in 2011, R$ 5.9 in 2012, R$ 5.9 in 2013 and thereafter R$ 54.9. A substantial part of these leases are paid directly to the port authorities by Tequimar’s customers. The part of such lease expenses paid by Tequimar amounted to R$ 2.6 in 2008, R$ 2.3 in 2007 and R$ 2.2 in 2006.

The subsidiary Oxiteno Nordeste S.A. Indústria e Comércio has a supply contract with Braskem S.A., which establishes a minimum annual consumption level of ethylene per year and establishing conditions for the supply of ethylene until 2021. The minimum purchase commitment and the actual demand for the years ended December 31, 2008 and 2007, expressed in tons of ethylene, are summarized below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased.

	Minimum purchase commitment			Actual demand
	2008		2007	2008	2007
In tons of ethylene	173,005	(*)	180,000	173,049	197,242

(*)	Adjusted for the maintenance stoppages carried out by Braskem in the period.

At December 31, 2008, future minimum purchase commitment fines under this contract, based on the price prevailing at that date, are: R$ 262.2 in 2009, R$ 289.8 in 2010, R$ 303.6 in 2011, R$ 310.5 in 2012, R$ 317.4 in 2013 and R$ 2,587.5 between 2014 and 2021. Total purchases made under this contract were R$ 697.9 in 2008, R$ 700.6 in 2007 and R$ 621.5 in 2006.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

On August 1, 2008, the subsidiary Oxiteno S.A. Indústria e Comércio signed an Ethylene Supply Agreement with Quattor Químicos Básicos S.A., valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 19,800 tons of ethylene semiannually. In case of breach of the minimum purchase commitment, the subsidiary agrees to pay a penalty of 30% of the current ethylene price, to the extent of the shortfall. At December 31, 2008, future minimum purchase commitments under this contract, based on the price prevailing at that date, are: R$ 49.9 in 2009, R$ 49.9 in 2010, R$ 49.9 in 2011, R$ 49.9 in 2012, R$ 49.9 in 2013 and R$ 499.0 between 2014 and 2023.

c)	Insurance coverage for subsidiaries

The Company has insurance policies to cover various risks, including loss and damage from fire, lightning, explosion of any nature, windstorm, plane crash and electrical damage, among others, protecting the plants and other branches of all subsidiaries except Refining, which maintains its own insurance. The maximum compensation value, including Loss of Profits, based on the risk analysis of maximum loss possible at a site is US$ 852 million.

A civil liability insurance program covers the Company and its subsidiaries, with global coverage of US$ 400 million, for losses and damages from accidents caused by third parties, related to the commercial and industrial operations and/or distribution and sale of products and services.

Group life insurance, personal accident insurance, health insurance, and domestic and international transportation insurance and all risks are also contracted.

The coverage and limits insured by the policies are based on a detailed study of risks and losses, prepared by local insurance consultants. Management considers the type of insurance contracted sufficient to cover possible claims, in view of the nature of the activities of the companies.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

d)	Operating lease contracts

The subsidiaries Tropical, Sociedade Brasileira de Participações and Serma have operating lease contracts for the use of fuel transportation equipment (trucks) and computer equipment.

These contracts have terms between 12 and 36 months. The subsidiaries have the option to purchase the assets at a price equal to the fair price on the date of option, and Management does not intend to exercise such option.

The future disbursements (installments), assumed under these contracts, total approximately:

2008
Up to 1 year	0.7
More than 1 year	0.8

1.5

The total payments of operating lease recognized as expenses for the period was R$ 2.2 in 2008.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

21.	RELATED PARTIES

a)	Related companies

The balances and transactions with related parties are as follows:

	2008
	Loans		Trade accounts
	Assets	Liabilities	Receivable	Payable
Química da Bahia Indústria e Comércio S.A.	—	3.4	—	—
Quattor Químicos Básicos S.A.	—	—	—	4.2
Oxicap Indústria de Gases Ltda.	5.3	—	—	0.8
Liquigás Distribuidora S.A	—	—	0.2	—
Petróleo Brasileiro S.A. – Petrobras	—	—	—	184.1
Copagaz Distribuidora de Gás S.A.	—	—	0.4	—
Braskem S.A.	—	—	—	17.1
SHV Gás Brasil Ltda.	—	—	0.1	—
Plenogás - Distribuidora de Gás S.A.	—	1.0	—	—
Other	0.3	—	0.1	—

Total at December 31, 2008	5.6	4.4	0.8	206.2

Total at December 31, 2007	12.9	4.7	16.9	220.0

	2008
	Transactions		Financial expenses
	Sales	Purchases
Quattor Químicos Básicos S.A.	2.4	139.8	—
Liquigás Distribuidora S.A.	3.6	—	—
Petróleo Brasileiro S.A. - Petrobras	27.0	18,853.5	—
Copagaz Distribuidora de Gás Ltda.	2.1	—	—
Braskem S.A.	5.7	697.9	—
SHV Gás Brasil Ltda.	1.7	—	—
Refinaria de Petróleo Riograndense S.A. (*)	0.1	162.4	—
Other	0.7	12.2	—

Total 2008	43.3	19,865.8	—

Total 2007	35.3	14,444.7	1.5

Total 2006	57.1	2,796.5	(0.3)

(*)	Relates to the non-eliminated portion of the transactions between RPR and CBPI, since RPR is proportionally consolidated and CBPI is fully consolidated.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

Purchase and sale transactions refer, substantially, to purchases of raw materials, other materials and storage and transportation services, carried out at market prices and conditions, considering suppliers and customers with equal operating capacity. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company’s Management, transactions with related parties are not subject to settlement risk, which is why no allowance for doubtful accounts or collaterals are provided for. Guarantees provided by the Company in borrowings and financing of subsidiaries and affiliates are mentioned in Note 14.f.). The transactions of the Company and its subsidiaries related to post-employment benefits are described in Note 23.b).

b)	Key Management personnel - Compensation

In 2008, the Company and its subsidiaries recorded expenses for compensation of its key personnel (Company’s directors and executive officers) in the amount of R$ 21.8 (R$ 17.4 in 2007). Out of this total, R$ 18.3 relates to short-term compensation (R$ 16.4 in 2007), R$ 1.4 to share compensation (R$ 0.9 in 2007), and R$ 2.1 to post-employment benefits.

c)	Share compensation plan

The Extraordinary Shareholders’ Meeting held on November 26, 2003 approved a compensation plan for management of the Company and its subsidiaries, which provides for: (i) the initial grant of usufruct of shares issued by the Company and held in treasury by the subsidiaries in which the beneficiaries are employed, and (ii) the transfer of the beneficial ownership of the shares between five and ten years of the initial concession provided that the professional relationship between the beneficiary and the Company and its subsidiaries is not interrupted. The total value granted to executives until December 31, 2008, including taxes, was R$ 24.0 (R$ 16.3 as of December 31, 2007). Such value is being amortized over a period of five to ten years, and the amortization related to the year ended December 31, 2008, in the amount of R$ 1.7 (R$ 1.3 in 2007 and R$ 0.9 in 2006), was recorded as an operating expense for the period. The values of the awards were determined on the date of award based on the market value of these shares on BM&FBovespa.

The chart below summarizes the information on the shares awarded to executives of the Company:

Grant date	Restricted shares granted	Fair value of shares (whole Brazilian Reais)	Total compensation costs, including taxes	Accumulated recognized compensation costs	Unrecognized compensation costs
October 7, 2008	174,000	39.97	9.6	(0.1)	9.5
December 12, 2007	40,000	64.70	3.8	(0.6)	3.2
November 9, 2006	51,800	46.50	3.3	(0.7)	2.6
December 14, 2005	23,400	32.83	1.1	(0.4)	0.7
October 4, 2004	41,975	40.78	2.4	(1.0)	1.4
December 17, 2003	59,800	30.32	3.8	(2.0)	1.8

	390,975		24.0	(4.8)	19.2

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

22.	INCOME TAX AND SOCIAL CONTRIBUTION

a)	Deferred income tax and social contribution

The Company and its subsidiaries recognize tax assets and liabilities, which do not expire, arising from tax loss carryforwards, temporary add-backs, revaluation of property, plant and equipment and other procedures. Tax credits are based on the continuing profitability from operations. Deferred income tax and social contribution are presented in the following principal categories:

	2008	2007
Assets - Deferred income tax and social contribution on:
Provision for losses in assets	25.8	26.5
Provision for contingencies	59.0	48.3
Provision for post-employment benefits (see Note 23.b)	23.7	26.8
Provision for interest on capital	—	45.1
Provision for differences of cash basis versus accrual basis	0.2	29.4
Provision for goodwill on investment (*)	320.4	—
Other provisions	26.5	17.8
Income tax and social contribution on tax loss carryforwards	64.9	34.7

Total	520.5	228.6

Current portion	111.8	109.0
Non-current portion	408.7	119.6

Liabilities - Deferred income tax and social contribution on:
Revaluation of property, plant and equipment	0.5	0.6
Accelerated depreciation	0.1	0.1
Provision for adjustments between cash and accrual basis	29.0	—
Temporary differences of foreign subsidiaries	1.3	1.2
Implementation of Law 11,638/07 (**)	2.0	—

Total	32.9	1.9

Current portion	14.7	0.1
Non-current portion	18.2	1.8

(*)	Relate to income tax and social contribution as specified in Instruction CVM 319/99, resulting from the corporate reorganization occurred in the fiscal year of 2008 involving the subsidiaries Ultragaz Participações S.A., CBPI, and DPPI, see Note 4.a).

(**)	The Company and its subsidiaries adopted the Transition Tax Regime (RTT) provided by MP 449/08.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

The estimated recovery of deferred income tax and social contribution assets is shown below:

Until 1 year	111.8
From 1 to 2 years	94.5
From 2 to 3 years	77.2
From 3 to 4 years	130.0
From 5 to 7 years	83.0
From 8 to 10 years	24.0

520.5

b)	Reconciliation of income tax and social contribution to statutory tax rates substantially related to domestic operation.

	2008	2007	2006
Income before taxes, equity in subsidiaries and affiliated companies and minority interest, after employees statutory interest	546.4	368.2	342.5
Official tax rates - %	34.0	34.0	34.0

Income tax and social contribution at official rates	(185.8)	(125.2)	(116.4)

Adjustments to the effective tax rate:
Operating provisions and nondeductible expenses/nontaxable income	(11.6)	(5.5)	7.7
Adjustments to estimated income	9.8	9.6	1.8
Employees’ Meal Program (PAT)	0.4	1.7	0.4
Other adjustments	(4.7)	(1.7)	0.1

Income tax and social contribution before tax benefits	(191.9)	(121.1)	(106.4)

Benefits of tax holidays - ADENE	40.3	35.2	50.3
Income tax and social contribution per statement of income	(151.6)	(85.9)	(56.1)

Current	(204.6)	(207.8)	(111.8)
Deferred	12.7	86.7	5.4
Benefits of tax holidays - ADENE	40.3	35.2	50.3

c)	Tax loss carryforwards

The total amount of R$ 190.9 related to tax loss carryforwards may be used to offset up to 30% of future taxable income and does not expire.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

d)	Tax exemption

The following subsidiaries have partial or total exemption from income tax in connection with a government program for the development of the Northeast Region of Brazil:

Subsidiary	Unit	Incentive - %	Expiration date
Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2016

Bahiana Distribuidora de Gás Ltda.	Mataripe plant	75	2013
	Suape plant (*)	100	2007
	Aracaju plant (**)	12.5	2013
	Caucaia plant	75	2012

Terminal Químico de Aratu S.A. - Tequimar	Aratu terminal	75	2012
	Suape terminal	75	2015

(*)	Tax exemption of the Suape base expired in December 2007, and a request was filed with the Agency for the Development of the Northeast (ADENE), responsible for managing this incentive plan, asking for 75% tax relief until 2017. If this 75% relief is not granted, the subsidiary will file another request with ADENE for 12.5% relief until 2013, to which it is entitled because it is located in an incentive area and is considered a priority economic activity for the development of the region.

(**)	Due to the upgrade of the Aracaju base, the Agency for the Development of the Northeast (ADENE) approved an increase in the income tax relief from 25% to 75% until 2017, through a report issued on December 19, 2008. On January 20, 2009, the tax benefit report was submitted to the Federal Revenue Service for approval within 120 days. If this 75% benefit is not approved, the subsidiary will continue to be entitled to a 12.5% relief until 2013.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

23.	EMPLOYEE BENEFITS AND PRIVATE PENSION PLAN

a)	ULTRAPREV – Associação de Previdência Complementar

In August 2001, the Company and its subsidiaries (except subsidiaries acquired from the Ipiranga Group) began to offer their employees a defined contribution pension plan, managed by Ultraprev - Associação de Previdência Complementar. Under the terms of the plan, the basic contribution of each participating employee is defined annually by the participant between 0% and 11%, of his/her salary. The sponsoring companies provide a matching contribution to the basic contribution. As participants retire, they may opt to receive monthly: (i) a percentage varying between 0.5% and 1.0% of the fund accumulated in his/her name at Ultraprev, or (ii) a fixed amount that will extinguish the fund accumulated in his/her name in a period between 5 and 25 years. As such, neither the Company nor its subsidiaries assume responsibility for guaranteeing amounts or periods of receipt for the participants that retire. In 2008, the Company and its subsidiaries contributed R$ 5.4 (R$ 3.5 in 2007 and R$ 3.3 in 2006) to Ultraprev, which was charged to income for the year. The total number of employee participants as of December 31, 2008 was 7,153, with 19 participants retired to date. Additionally, Ultraprev has 1 active participant and 30 former employees receiving benefits according to the policies of a previous plan.

In September 2008, participation of the companies EMCA, DPPI, CBPI and their subsidiaries in the Ultraprev plan was approved. Thus, from that date, the companies started to make contributions to Ultraprev and requested the removal of sponsorship from Fundação Francisco Martins Bastos.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

b)	Post-employment benefits

Ipiranga/Refining recognized a provision for post-employment benefits related to seniority bonus, payment of Severance Pay Fund, and health and life insurance plan for eligible retirees.

Ipiranga/Refining’s net liabilities for such benefits recorded as of December 31, 2008 are R$ 86.5 (R$ 93.9 as of December 31, 2007), of which R$ 8.8 (R$ 8.8 as of December, 2007) are recorded as current liabilities and R$ 77.7 (R$ 85.1 as of December 31, 2007) as long-term liabilities.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and are recorded in the financial statements in accordance with Resolution CVM 371/2000.

Significant actuarial assumptions adopted include:

Economic Factors

•	Discount rate for the actuarial obligation at present value - 10.24% per annum

•	Expected long-term rate of return on assets - 10.24% per annum

•	Average projected salary growth rate - 6.08% per annum

•	Inflation rate (long term) - 4.0% per annum

•	Growth rate of medical services - 8.16% per annum

Demographic factors

•	Mortality Table - AT 1983 Basic decreased by 10% (*)

•	Disabled Mortality Table - RRB 1983

•	Disability Table - RRB 1944 modified

•	Inflation rate (long term) - 4.0% per annum

•	Growth rate of medical services - 8.16% per annum

(*) CSO-80 mortality table was used for the life insurance benefit.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

24.	SUMMARY AND RECONCILIATION OF THE DIFFERENCES BETWEEN ACCOUNTING PRACTICES ADOPTED IN BRAZIL AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (U.S. GAAP)

I - Description of GAAP differences

The consolidated financial statements of the Company are prepared in accordance with accounting practices adopted in Brazil, which comply with those prescribed by the Brazilian corporate law and specific standards established by the Brazilian Securities Commission (CVM). Note 4 to the consolidated financial statements summarizes the accounting policies adopted by the Company.

In 2008, significant modifications were made to accounting policies adopted in Brazil as part of the convergence project with IFRS. Due to theses changes, some practices adopted in Brazil and U.S. GAAP were converged, as mentioned in Notes 2, 3, 4 and 24. Accounting policies, which differ significantly from U.S. GAAP, are summarized below.

a)	Inflation accounting

The Company accounted for the effects of inflation in its consolidated financial statements through December 31, 1995. Under U.S. GAAP, Brazil was considered to be a highly inflationary economy until July 1, 1997, and the effect of inflation was recognized until December 31, 1997.

In determining amounts under U.S. GAAP, the effects of inflation for the years ended December 31, 1996 and 1997 were determined using the “Índice Geral de Preços - Disponibilidade Interna - IGP-DI” index, which is widely-accepted and respected index published monthly by the Fundação Getúlio Vargas.

Through December 31, 1995, the Company used indexes established by the government to restate balances and transactions for purposes of its corporate law financial statements. Such indexes do not necessarily represent changes in general price levels, as would be required under U.S. GAAP.

Because the Company’s management believes that the “Índice Geral de Preços - Disponibilidade Interna - IGP-DI” is an appropriate and consistent measurement of the general price inflation in Brazil and because of its availability, for U.S. GAAP purposes the Company adopted the IGP-DI for restatement of its financial statements through December 31, 1995, replacing the government-mandated index. This procedure is consistent with the recommendation by the Brazilian Task Force (organized under the AICPA International Practices Task Force to review the issue of the appropriate index to be used for preparing price-level adjusted financial statements of Brazilian companies filing with the SEC) of using the IGP-M or IGP-DI for such purposes. Thus, all non-monetary assets and liabilities were restated using the IGP-DI since the inception of the Company, through December 31, 1997.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

b)	Reversal of fixed asset revaluations and related deferred tax liabilities

For U.S. GAAP reconciliation purposes, the revaluation of fixed assets and the related deferred income tax effects recorded in the financial statements prepared in accordance with accounting practices adopted in Brazil have been eliminated in order to present fixed assets at historical cost less accumulated depreciation. Accordingly, depreciation on such revaluation charged to income has also been eliminated for U.S. GAAP reconciliation purposes.

c)	Deferred charges

Until 2007, accounting practices adopted in Brazil permitted the deferral of research and development costs and pre-operating expenses incurred in the construction or expansion of a new facility until the facility begins commercial operations.

In order to comply with the changes promoted by Law 11,638/07 and Provisional Measure 449/08, the Company adopted the new Brazilian accounting practices in 2008 (prospectively), as mentioned in Notes 2 and 3.

In 2008, the balance of deferred charges only includes restructuring costs that will produce benefits in future years (see Note 13). The Company and its subsidiaries decided to maintain the balances until they are fully amortized.

For U.S. GAAP reconciliation purposes, such amounts do not meet the conditions established for deferral and, accordingly, have been charged to income, and the related amortization under accounting practices adopted in Brazil has been reversed.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

d)	Investments in affiliated companies

As from 1996 to 2007, the Brazilian corporate law allowed certain less than 20% owned affiliated companies in which an investor owns more than 10% of voting stock to be accounted for under the equity method. In addition, certain more than 20% and less than 50% owned affiliated companies deemed not significant in relation to their parent company were accounted for at cost.

In order to comply with the changes promoted by Law 11,638/07 and Provisional Measure 449/08, the Company adopted the new Brazilian accounting practices in 2008 (prospectively), as mentioned in Notes 2 and 3, that resulted in the convergence of the accounting policies adopted in Brazil with U.S. GAAP.

For U.S. GAAP reconciliation purposes, less than 20% owned affiliated companies have been accounted for on the basis of cost, and more than 20% and less than 50% owned affiliated companies have been accounted for on the equity method for all years presented.

The Brazilian corporate law allows certain jointly controlled corporate entities to be consolidated on a pro rata basis. U.S. GAAP requires these entities to be reported under the equity method. The Company’s investment in Refining is consolidated using the pro rata method under accounting practices adopted in Brazil.

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

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

f)	Acquisitions and business combinations

Under accounting practices adopted in Brazil, assets and liabilities of acquired entities are reflected at book values. Goodwill is represented by the excess of purchase price paid over the value of net assets and until 2008 was amortized on a straight-line basis over the periods estimated to be benefited. After 2008, goodwill will cease to be amortized and will continue to be tested for impairment.

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

Under accounting practices adopted in Brazil, purchases by subsidiaries of their own stock from minority shareholders are initially recorded at cost. Upon cancellation of these shares, the difference between cost and the related book value of the subsidiary’s shareholders’ equity is recorded by the parent company and in the consolidated financial statements as a capital gain or loss. Direct purchases by the parent company of the subsidiaries’ stock from minority shareholders are recorded at cost, with the difference between cost and the related book value of the subsidiaries’ shareholders’ equity recorded as positive or negative goodwill by the parent company and in the consolidated financial statements.

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

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

Acquisition of União Terminais

As mentioned in Note 4.a), the Company acquired, through its subsidiary Terminal Químico de Aratu S.A. – Tequimar, the company União Terminais e Armazéns Gerais Ltda. for the amount of R$ 487.0.

Under accounting practices adopted in Brazil, the goodwill breaks down into R$ 326.6 based on expected future profitability and R$ 75.4 based on the difference between the market value and the carrying value of the assets.

Under U.S. GAAP, the Company recorded the acquisition based on the fair value of the assets acquired and liabilities assumed and determined goodwill in accordance with the purchase method of accounting prescribed by Statement of Financial Accounting Standards (“SFAS”) 141, “Business Combinations”. This allocation is completed and resulted in the identification of goodwill as shown below.

Goodwill recorded under accounting practices adopted in Brazil based on expected future profitability	326.6

Goodwill difference between U.S. GAAP and accounting practices adopted in Brazil

Intangible assets (*)	(31.6)

Deferred taxes effects on intangible assets	10.8

Intangible assets, net	(20.8)

Deferred taxes effects on difference between market value and carrying value of assets	25.6

Goodwill recorded under U.S. GAAP	331.4

Difference between the market value and the carrying value of the assets (treated similarly between accounting practices adopted in Brazil and U.S. GAAP)	75.4

(*)	The goodwill difference between U.S. GAAP and accounting practices adopted in Brazil in the amount of R$ 31.6 are intangible assets referring to customers agreements. Under U.S. GAAP, this amount is being amortized in accordance with the period of customer agreements. In 2008, the amortization amount in the income statement was R$ 4.0.

The estimated amortization expense for the next period is as follows:

Until 1 year	10.6
From 1 to 2 years	7.2
From 2 to 3 years	2.8
From 3 to 4 years	2.0
From 4 to 5 years	1.4
Thereafter	3.6

Total	27.6

The goodwill generated under accounting practices adopted in Brazil is normally for tax purposes, upon incorporation of the acquired entities.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

The following summary presents the Company’s unaudited pro forma consolidated results of operations for the periods ended December 31, 2008 and 2007, in accordance with accounting practices adopted in Brazil, as if the acquisition had been completed at the beginning of each period. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such dates, nor is it necessarily indicative of future operating results:

Amounts under accounting practices adopted in Brazil	2008	2007
Net sales and services	28,326.3	24,809.2
Operating income before financial items	732.6	607.7
Net income	408.1	225.9
Net earnings per thousand shares - whole R$	3.00	1.67

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

Acquisition of Ipiranga

As mentioned in Note 4.a), on April 18, 2007, the Company acquired the controlling interest of Ipiranga and of Refining, management of the later which is equally shared among Petrobras, Ultrapar, and Braskem. The results of Ipiranga and Refining have been included in the consolidated financial statements since April 2007. Following the transaction, Ultrapar, already the largest LPG distributor in Brazil, became the second largest group in the fuel distribution business in Brazil, with approximately 15% market share. Ultrapar believes that fuel distribution is a natural extension of LPG distribution because it has similar profitability drivers: logistics efficiency, management of a dealer network, and leveraging of a renowned brand.

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

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the conclusion of the acquisition:

R$
Current assets	1,649.6
Non-current assets	431.5
Property, plant and equipment	456.3
Intangible assets	95.3
Goodwill	413.7

Total assets acquired and goodwill	3,046.4

Current liabilities	814.7
Non-current liabilities	373.8

Net assets	1,857.9

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

Goodwill recorded under accounting practices adopted in Brazil	484.0

Goodwill difference between U.S. GAAP and accounting practices adopted in Brazil	(70.3)

Goodwill recorded under U.S. GAAP	413.7

Intangible assets:
Trademark acquired - Ipiranga	83.4
Franchise agreement – am/pm	11.9

95.3

Of the R$ 95.3 of acquired intangible assets, R$ 83.4 was assigned to a registered trademark that is not subject to amortization. The remaining R$ 11.9 of acquired intangible assets has a useful life of approximately 8 years.

The goodwill was assigned to the fuel/lubricant distribution segment.

The goodwill generated under accounting practices adopted in Brazil is normally deductible for tax purposes, upon incorporation of the acquired entities.

The carrying amount of goodwill by the company for the year ended December 31, 2008 are as follows:

Balance as of December 31, 2007	413.7
Write-off of FIN 48	(1.1)
Tax benefit applied to reduce goodwill	(1.8)

Balance as of December 31, 2008	410.8

The following summary presents the Company’s unaudited pro forma consolidated results of operations for the periods ended December 31, 2007 and 2006, in accordance with accounting practices adopted in Brazil, as if the fuel/lubricant distribution acquisition had been completed at the beginning of each period. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made on such dates, nor is it necessarily indicative of future operating results:

Amounts under accounting practices adopted in Brazil	2007	2006
Net sales and services	24,743.8	24,894.4
Operating income before financial items	586.7	689.9
Net income	210.2	407.8
Net earnings per thousand shares - whole R$	1.55	5.03

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

Acquisition of Petrolog

On April 30, 2007 the Company acquired, through its subsidiary Transultra - Armazenamento e Transporte Especializado Ltda., the company Petrolog Serviços e Armazéns Gerais Ltda. for the amount of R$ 8.1, recording goodwill in the amount of R$ 6.5, amortized over 10 years, based on its expected future profitability. The Company has not identified any other significant differences between accounting practices adopted in Brazil and U.S. GAAP in relation to this acquisition. The goodwill is not amortized for U.S. GAAP purposes.

Acquisition of Oxiteno Andina, C.A.

On September 13, 2007 the Company acquired, through its subsidiary Barrington S.L., the company Oxiteno Andina, C.A. for the amount of R$ 15.0, recording goodwill in the amount of R$ 0.2, amortized over 10 years, based on its expected future profitability. The Company has not identified any other significant differences between accounting practices adopted in Brazil and U.S. GAAP in relation to this acquisition. The goodwill is not amortized for U.S. GAAP purposes.

g)	Earnings per share

Under accounting practices adopted in Brazil, it is permitted to determine earnings per share based upon the weighted average number of shares outstanding during each year that earnings are reported. Subsequent changes in the Company’s share capital, such as stock dividends, are not retroactively reflected in the disclosure of the number of shares outstanding and in the calculation of earnings per share under accounting practices adopted in Brazil, except for the reverse stock split.

Under U.S. GAAP, earnings per share are determined based upon the weighted average number of shares outstanding during the period, giving retroactive effect to stock dividends and stock splits. Non-vested shares granted to certain executives of the Company as disclosed in Note 24.I.k) are not included in the computation of basic earnings per share even though the shares are legally issued, since such shares are contingently returnable. These non-vested shares are included in diluted earnings per share applying the treasury stock method. The calculation of earnings per share under U.S. GAAP is shown in Note 24.V.a).

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

h)	Available-for-sale securities

Equity securities

Until 2007, under accounting practices adopted in Brazil, available-for-sale equity securities were generally carried at cost, less provision charged to the statement of income if a loss in value was considered to be other than temporary.

For U.S. GAAP reconciliation purposes, the available-for-sale equity security had been recorded at estimated fair value, and the resulting accumulated adjustment, net of deferred tax effect, had been recognized as a separate component of shareholders’ equity. During 2008, the equity security classified as available-for-sale was disposed of, resulting in a loss of R$ 11.2 recognized in net income.

Debt securities

Until 2007, under accounting practices adopted in Brazil, available-for-sale debt securities were generally carried at cost, plus interest income earned less provisions, when applicable, charged to the statement of income to reduce its carrying value to market value. As from 2008, in order to comply with the changes promoted by Law 11,638/07 and Provisional Measure 449/08, the Company adopted the new Brazilian accounting practices, as mentioned in Notes 2 and 3. Thus in 2008, debt securities are treated similarly under accounting practices adopted in Brazil and U.S. GAAP (see Note 5).

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

i)	Accounting for derivative financial instruments

Until 2007, the Company’s financial statements were prepared in accordance with accounting practices adopted in Brazil where derivative financial instruments were recorded at net settlement price as determined on each balance sheet date. As from 2008, in order to comply with the changes promoted by Law 11,638/07 and Provisional Measure 449/08, the Company adopted the new Brazilian accounting practices, as mentioned in Notes 2 and 3. Thus in 2008, under accounting practices adopted in Brazil and for U.S. GAAP derivative financial instruments are treated similarly (see Note 19).

In 2008, the Company has a hedging derivative instrument accounted for using hedge accounting in the amount of R$ 6.5 negative recognized in the shareholders’ equity (see Note 15.g).

The following table provides a detail of our derivative financial instruments outstanding at the end of each period for which income statement is being presented.

2008
Description	Notional amount				Receiving side Interest rate	Paying side Interest rate	Book value Gain (loss)	Fair value - U.S. GAAP Gain (loss)	Adjustment Gain (loss)*
	Receive currency		Pay currency
Swap	US$	60.0	R$	97.7	4.9% fixed	99.5% of CDI - variable	33.1	33.1	—
Swap	US$	60.0	US$	60.0	Libor + 1.25% - floating	4.9% - fixed	(6.7)	(6.7)	—
Swap	US$	3.1	R$	7.4	—	75.9% to 86.8% of CDI - variable	(0.2)	(0.2)	—
Swap	R$	44.0	US$	18.3	44.7% to 68.0% of CDI – variable	—	0.9	0.9	—
Swap	US$	0.8	R$	2.4	7.0% fixed	105.9% of CDI - variable	(1.9)	(1.9)	—
Swap	US$	59.5	R$	122.4	4.1% to 7.5% fixed	76.5% to 105,0% of CDI - variable	12.7	12.7	—

Total							37.9	37.9	—

(*)	As informed above, from 2008 on, in accordance with accounting practices adopted in Brazil, hedges are measured at fair value.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

2007
	Notional amount				Receiving side Interest rate	Paying side Interest rate	Book value Gain (loss)	Fair value - U.S. GAAP Gain (loss)	Adjustment Gain (loss)
Description	Receive currency		Pay currency
Swap	US$	53.3	R$	128.9	5.1% fixed	101.7% to 102.0% of CDI - variable	(76.7)	(77.1)	(0.4)
Swap	US$	14.0	MXN	153.6	—	3.6% - fixed	(0.3)	(0.3)	—
Swap	US$	1.9	R$	3.4	—	15.5% of CDI - variable	(0.0)	(0.0)	—
Swap	R$	57.3	US$	31.8	8.9 to 49.5% of CDI - variable	—	0.9	0.9	—
Swap	R$	17.0	US$	9.5	38.0 to 48.0% of CDI - variable	—	0.2	0.2	—
Swap	US$	69.3	R$	126.6	5.0 to 7.0% of CDI fixed	81.4% to 99.9% of CDI - variable	(4.5)	(4.4)	0.1
Swap	US$	1.4	R$	4.1	6.2% fixed	90.7% of CDI - variable	(4.4)	(4.4)	—

Total							(84.8)	(85.1)	(0.3)

2006
	Notional amount				Receiving side Interest rate	Paying side Interest rate	Book value Gain (loss)	Fair value - U.S. GAAP Gain (loss)	Adjustment Gain (loss)
Description	Receive currency		Pay currency
Swap	US$	56.0	R$	135.5	5.1% fixed	101.7% to 102.0% of CDI -variable	(42.8)	(45.1)	(2.3)
Zero Cost Collar	US$	13.0	MXN	143.6	—	Below MXN 11.1140	(0.4)	(0.4)	—
Swap	US$	7.7	R$	16.7	—	41.0 to 61.0% of CDI - variable	(0.2)	(0.3)	(0.1)
Swap	R$	28.3	US$	13.2	51.5 to 58.6% of CDI - variable	—	0.3	0.5	0.2
Swap	R$	12.8	US$	6.0	51.1 to 61.0% of CDI - variable	—	0.1	0.2	0.1
Swap	R$	44.9	US$	20.9	96.4 to 105.0% of CDI - variable	5.3% fixed	0.5	1.0	0.5
Swap	R$	17.9	US$	8.4	98.3 to 101.0% of CDI - variable	5.3% fixed	0.1	0.4	0.3
Swap	US$	4.3	R$	12.6	6.2% fixed	93.0% of CDI - variable	(9.9)	(9.8)	0.1

Total							(52.3)	(53.5)	(1.2)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

j)	Income tax and social contribution - FIN 48

On January 1, 2007, the Company adopted Financial Accounting Board Interpretation No. 48 (FIN 48) “Accounting for Uncertainty in Income Taxes” for U.S. GAAP purposes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken, or expected to be taken, in a tax return. This interpretation also provides a guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transaction. A reconciliation of the beginning and ending amounts of the unrecognized tax benefits is as follows:

Balance at January 1, 2007	0.9
Increase related to current year tax positions	19.4
Increase from business combination of Ipiranga/Refinery	5.9

Balance at December 31, 2007	26.2
Decrease related to current year tax positions	(0.8)

Balance at December 31, 2008	25.4

If recognized, the total amount of R$ 20.6 of unrecognized tax benefits would have a positive impact on the Company’s effective rate.

It is possible that the amount of unrecognized tax benefits will change in the next twelve months, however, an estimate of the range of the possible change cannot be made at this time due to the long time usually required to reach a settlement agreement with the tax authorities.

The Company’s policy is to record penalties and interest related to tax contingencies and obligations as financial expenses in the consolidated statements of income. Total interest and penalties expenses related to uncertain tax benefits amounted to R$ 1.4 in 2008 (R$ 1.3 in 2007). Total accrued interest and penalties as of December 31, 2008 and December 31, 2007 were R$ 5.2 and R$ 3.8, respectively, and were not included in the table above.

The Company files its tax returns for income tax and social contribution as prescribed by the applicable tax laws. The Company is subject to examination by fiscal authorities from 2003 to 2008.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

k)	Accounting for share compensation plan

As mentioned in Note 21.c), the Company approved a share compensation plan on November 26, 2003.

Those shares were granted at no cost to the Company’s executives. The grant-date fair values were determined based on the market value of these shares on the BM&FBovespa. These executives have the right to receive dividends on these shares provided that the professional relationship between them and the Company and its subsidiaries is not interrupted. These shares will cliff vest in five to ten years of the initial award. As of December 31, 2008, the total compensation cost related to non-vested awards not yet recognized amounts to R$ 19.2, and 6.4 years is the weighted-average period over which this compensation cost is expected to be recognized.

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

For U.S. GAAP purposes, dividends declared under these non-vested restricted shares are accounted for initially as a charge to retained earnings. If the restricted shares do not vest, all previously declared dividends associated with the restricted shares are reversed from retained earnings and charged to compensation expense. As of December 31, 2008, accumulated dividends declared under all non-vested restricted shares outstanding amounted to R$ 1.7 (R$ 1.3 as of December 31, 2007).

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

l)	Fair value of guarantees under FIN 45

Under accounting practices adopted in Brazil, the Company is not required to record any liability related to guarantees given to third parties unless contingent obligations to make future payments under the guarantees are probable.

Under accounting practices adopted in Brazil, as of December 31, 2008, the Company has not recorded any liability related to these guarantees, as disclosed in Note 14.f).

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

Under U.S. GAAP, as of December 31, 2008 and 2007 the Company recorded a liability in the amount of R$ 0.5 and R$ 1.8, respectively, related to these guarantees based on their fair value. The respective offsetting entry of this liability was recorded as an expense. The net effect of this matter in the income statement as per U.S. GAAP is R$ 1.3 (income) , R$ 0.5 (income) and zero, per the year ended on December 31, 2008, 2007 and 2006, respectively, at the time those guarantees were issued. The Company reduces the liability (by a credit to earnings) as it is released from risk under the guarantees.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

m)	Translation adjustments

Until 2007, under accounting practices adopted in Brazil, assets and liabilities of foreign subsidiaries were translated into Brazilian Reais at the exchange rate in effect at the end of the reporting period, and revenues, expenses, gains and losses were translated into Brazilian Reais at the exchange rates prevailing in the end of each month. The net translation gain or loss is reported, net of tax, in the statement of income as “Other operating income (loss)”.

In order to comply with the changes promoted by Law 11,638/07 and Provisional Measure 449/08, the Company adopted the new Brazilian accounting practices in 2008 (prospectively), as mentioned in Notes 2 and 3. Thus, in 2008, under accounting practices adopted in Brazil and under U.S. GAAP, translation adjustment are treated similarly (see Note 4.t).

Under U.S. GAAP, the functional currency of Oxiteno México S.A. de C.V., is the Mexican Peso, and of Oxiteno Andina, C.A., is the Bolivar. As a consequence, the financial statements of Oxiteno México are translated into Brazilian Reais in accordance with the criteria set forth in Statement of Financial Accounting Standards No. 52 (“SFAS 52”). Under these criteria, assets and liabilities are translated into Brazilian Reais at the exchange rate in effect at the end of the reporting period, and revenues, expenses, gains and losses are translated into Brazilian Reais at the average rates prevailing during the respective months. The net translation gain or loss resulting from this translation process is excluded from income and is presented as cumulative translation adjustments (CTA) in “Other comprehensive income (loss)” as a separate component of shareholders’ equity.

As a result of this difference, the net translation gain or loss, net of tax, reported in the statement of income under accounting practices adopted in Brazil in the amount of R$ 2.3 (loss) and R$ 1.2 (loss) as of December 31, 2007 and 2006, respectively was reclassified to “Accumulated other comprehensive income (loss)” in shareholders’ equity under U.S. GAAP. Such difference has no total shareholders’ equity effect.

n)	Classification of advances on foreign exchange contracts

Certain subsidiaries of the Company have discounted certain advances on foreign exchange contracts under recourse financing arrangements with financial institutions operating in Brazil. If the original debtors fail to pay their obligations when due, these subsidiaries would be required to repay the financed amounts. Under accounting practices adopted in Brazil, such transactions are classified as a reduction of accounts receivable as mentioned in Note 6. Under U.S. GAAP, these transactions are recorded gross as accounts receivable and bank loans. As a consequence, current assets and liabilities under U.S. GAAP would be increased by R$ 53.2 and R$ 89.9 at December 31, 2008 and 2007, respectively. This U.S. GAAP difference has no net income or equity effect.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

o)	Escrow deposits

Under accounting practices adopted in Brazil, the balances of escrow deposits are offset against their respective provisions under the heading “Provision for contingencies” in non-current liabilities (as shown on the table of Note 20.a).

Under U.S. GAAP, these balances are recorded gross as escrow deposits and provision for contingencies. As a consequence, non-current assets and liabilities under U.S. GAAP would be increased by R$ 148.1 and R$ 96.1 at December 31, 2008 and 2007, respectively. This U.S. GAAP difference has no net income or equity effect.

p)	Accounting for asset retirement obligation

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

q)	Financial statement note disclosures

Under accounting practices adopted in Brazil, a certain set of information is required to be disclosed in the notes to financial statements. The additional disclosures required by U.S. GAAP, which are relevant to the accompanying financial statements, are included herein.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

r)	Lease agreements for fuel distribution and IT equipment

The subsidiaries CBPI, Serma, and Tequimar have finance lease contracts primarily related to fuel distribution equipment, such as tanks, pumps, VNG compressors, computer equipment and vehicles. These contracts have terms between 36 and 60 months.

The subsidiaries have the option to purchase the assets at a price substantially lower than the fair price on the date of option, and Management intends to exercise such option. No restrictions are imposed on these agreements.

Until 2007, under accounting practices adopted in Brazil, the lease for fuel distribution and IT equipment were treated as operating leases.

In order to comply with the changes promoted by Law 11,638/07 and Provisional Measure 449/08, the Company adopted the new Brazilian accounting practices in 2008 (prospectively), as mentioned in Notes 2 and 3, that resulted in the convergence accounting policies adopted in Brazil with U.S. GAAP. Thus in 2008, under accounting practices adopted in Brazil and under U.S. GAAP lease agreements are treated similarly.

s)	Pension and other post-employment benefits

s.1)	Pension benefits

In September 2008, the subsidiaries EMCA, CBPI and their subsidiaries ceased their participation in the defined benefits plan sponsored by Fundação Francisco Martins Bastos (FFMB). See Note 23.

s.2)	Other post-employment benefits

As explained in Note 23.b), under accounting practices adopted in Brazil the Company accounts for other post-retirement benefits following IBRACON NPC 26. Other post-retirement benefits are unfunded and are the sole responsibility of each Ipiranga company. Under IBRACON NPC 26 actuarial gains and losses are deferred and recognized in income over the estimated remaining service period of the employees to the extent that those actuarial gains and losses exceed 10% of the higher of the plan assets or the projected benefit obligation.

Under U.S. GAAP such benefits are accounted for following SFAS No. 106 “Employers’ Accounting for Post-retirement Benefits Other Than Pensions” and, as from December 31, 2006, following SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132 (R)”. Under SFAS 158, the funded status of the other post-retirement benefits must be recognized as a liability with an offsetting amount in accumulated other comprehensive income. As required by SFAS 158, provisions of SFAS 158 were applied effective on December 31, 2006.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

t)	Accounting for refunds

The subsidiary CBPI offers to certain of its customers refunds in cash if they meet a specified cumulative volume of sales over a specified period of time. Under accounting practices adopted in Brazil, the refund is recognized as an expense when the cumulative volume of sales has been met. Such refunds are offered to a reduced group of customers and have begun to be offered recently.

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

u)	Dividends and interest on shareholders’ equity

Under accounting practices adopted in Brazil, at each year-end, management is required to propose a dividend distribution from earnings and accrue it in the financial statements. Under accounting practices adopted in Brazil, companies are permitted to distribute or capitalize an amount of interest, subject to certain limitations, calculated based on a government interest rate, on shareholders’ equity. Such amounts are tax-deductible and are presented as a deduction from shareholders’ equity.

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

At December 31, 2008, the difference between accounting practices adopted in Brazil and U.S. GAAP for dividends and interest on shareholders’ equity amounted to R$ 52.4 (R$ 58.3 at December 31, 2007).

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

v)	Fair value measurements

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. That pronouncement has been effective since January 1st, 2008.
Under SFAS 157, the inputs used to measure fair value must be classified into one of three level as follows:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The valuation of financial assets, and swaps measured at fair value in the Company’s balance sheet at December 31, 2008 is summarized below:

	Fair value as of December 31, 2008	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents	1,275.1	1,275.1	—	—
Short-term investments (excluding assets swaps)	813.5	115.2	698.3	—
Long-term investments	7.2	7.2	—	—
Swaps	37.9	—	37.9	—

	2,133.7	1,397.5	736.2	—

Fair Value Measurements - On January 1st, 2008, the Company adopted the provisions of SFAS No. 157, “Fair Value Measurements”, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements. FASB Staff Position FAS 157-2, “Effective Date of SFAS 157,” delays the effective date of SFAS 157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. In accordance with FSP FAS 157-2, the Company has not applied the provisions of SFAS 157. On January 1st, 2009, the Company will be required to apply the provisions of SFAS 157 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company is in the process of evaluating the impact, if any, of applying these provisions on its financial position and results of operations.

In October 2008, the FASB issued FASB Staff Position FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” which was effective immediately. FSP FAS 157-3 clarifies the application of SFAS 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances. The Company has considered the guidance provided by FSP FAS 157-3 in its determination of estimated fair values during 2008.

Fair Value Option - Effective January 1st, 2008, the Company adopted the provisions of SFAS No.159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS 159 gives the Company the irrevocable option to report most financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with changes in fair value reported in earnings. Fair value option has not been elected for any of the Company’s financial assets and liabilities.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

w)	New pronouncements

In March 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities” an amendment of SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” and SFAS 107 “Disclosures about Fair Value of Financial Instruments”, establishing, among other things, the disclosure requirements for derivative instruments and for hedging activities. This Statement amends and expands the disclosure requirements of SFAS No. 133 and requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company disclosed the information required in Notes 5, 19 and 24.I.i).

In May 2008, the FASB issued SFAS No. 162 “The Hierarchy of Generally Accepted Accounting Principles”, which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). This Statement is effective 60 days following the SEC’s approval of the PCAOB amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. There is no impact on the Company’s financial statements related to the adoption of this pronouncement.

In May 2008, the FASB issued SFAS No. 163 “Accounting for Financial Guarantee Insurance Contracts” an interpretation of SFAS No. 60 “Accounting and Reporting by Insurance Enterprises”, which clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement of premium revenue and claim liabilities. This Statement also requires expanded disclosures about financial guarantee insurance contracts. This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years, except for some disclosures about the insurance enterprise’s risk-management activities. This Statement requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period (including interim periods) beginning after issuance of this Statement. Except for those disclosures, earlier application is not permitted. There is no impact on the Company’s financial statements related to the adoption of this pronouncement.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

II - Reconciliation of the differences between U.S. GAAP and accounting practices adopted in Brazil in net income

	Note 24.I.	2008	2007	2006
Net income as reported under accounting practices adopted in Brazil		390.3	181.9	282.1

Reversal of revaluation adjustments:	b)
Depreciation of property, plant and equipment		1.7	2.3	3.3
Deferred tax effects		(0.1)	(0.3)	(0.3)
Minority interests		—	(0.1)	(0.1)

		1.6	1.9	2.9

Inflation accounting:	a)
Property, plant and equipment - incremental depreciation		(2.8)	(2.2)	(3.6)
Other non-monetary assets		(2.6)	—	—

		(5.4)	(2.2)	(3.6)
Deferred tax effects		2.0	0.8	1.2
Minority interests		—	—	—

		(3.4)	(1.4)	(2.4)

Different criteria for:
Cancellation of subsidiaries’ treasury stock	f)	0.9	0.9	0.8
Deferred charges expensed:	c)
Cost		(25.4)	(59.7)	(61.7)
Amortization		19.4	49.5	44.1
Depreciation of interest costs capitalized during construction	e)	—	(0.7)	(0.5)
Fair value adjustments relating to accounting for derivative instruments and hedging activities	i)	0.3	0.9	1.4
Asset Retirement Obligation – SFAS 143 – depreciation of assets	p)	(0.4)	(0.1)	—
Asset Retirement Obligation – SFAS 143 – in liabilities	p)	(2.1)	9.4	—
Other post-employment benefits	s.2)	(8.6)	21.3	—
Translation adjustments - Oxiteno México and Oxiteno Andina (see Note 4.t)	m)	—	3.5	1.8
Accounting for refunds	t)	(2.4)	1.1	—
Other individually insignificant adjustments	d), l)	1.2	1.1	1.3

		(17.1)	27.2	(12.8)
Deferred tax effects		5.1	(8.3)	3.9
Minority interests		(0.1)	(16.6)	—

		(12.1)	2.3	(8.9)

Fair value adjustments relating to business combinations (Ultraquímica Nova)	f)	—	(1.5)	(1.6)
Deferred tax effects		—	0.5	0.6

		—	(1.0)	(1.0)

Fair value adjustments relating to acquisition of minority interest in Oxiteno S.A. - Indústria e Comércio	f)	4.5	4.5	4.5
Deferred tax effects		(0.9)	(0.9)	(1.0)

		3.6	3.6	3.5

Fair value adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.	f)	1.4	1.5	1.5
Reversal of goodwill amortization	f)	3.2	4.9	4.9
Deferred tax effects		(1.5)	(2.2)	(2.1)

		3.1	4.2	4.3

Fair value adjustments relating to the acquisition of Oxiteno México S.A. de C.V.	f)	0.2	0.2	0.1
Deferred tax effects		—	(0.1)	—

		0.2	0.1	0.1

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

	Note 24.I.	2008	2007	2006
Fair value adjustments relating to acquisition of minority interest in Companhia Ultragaz S.A.	f)	(0.5)	(0.6)	(0.5)
Reversal of goodwill amortization		0.4	0.3	0.4
Deferred tax effects		—	0.1	—

		(0.1)	(0.2)	(0.1)

Fair value adjustments relating to the acquisition of Ipiranga and Refining	f)	(5.4)	(15.3)	—
Deferred tax effects		1.5	5.2	—
Reversal of goodwill amortization		44.6	34.8	—
Tax benefit applied to reduce goodwill		(3.6)	—	—

		37.1	24.7	—

Reversal of goodwill amortization of União Terminais	f)	6.8	—	—
Amortization of intangible assets (customer contracts)		(4.0)	—	—
Deferred tax effects		1.3	—	—
Tax benefit applied to reduce goodwill		(1.4)	—	—

		2.7	—	—

Write-off of available-for-sale equity securities	h)	(11.2)	—	—
Deferred tax effects		3.7	—	—

		(7.5)	—	—

Income tax and social contribution – FIN 48	j)	(0.3)	(0.2)	—
Lease contracts (see Note 14.g)	r)	—	2.5	—
Deferred tax effects		—	(0.9)	—

		—	1.6	—

Net income under U.S. GAAP		415.2	217.5	280.5

Basic and diluted earnings per share under U.S. GAAP (in accordance with SFAS 128) - R$:	g)
Basic and diluted earnings per common share (*)		3.09	2.55	3.46
Basic and diluted earnings per preferred share (*)		3.09	2.55	3.46

(*)	The calculation of basic and diluted earnings per share is summarized in Note 24.V.a).

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

III - Reconciliation of the differences between U.S. GAAP and accounting practices adopted in Brazil in shareholders’ equity

	Note 24.I.	2008	2007
Shareholders’ equity as reported under accounting practices adopted in Brazil		4,650.1	4,600.9
Reversal of revaluation adjustments:	b)
Property, plant and equipment		(23.3)	(25.0)
Deferred tax effects		0.5	0.6
Minority interests		0.4	0.4

		(22.4)	(24.0)

Inflation accounting:	a)
Property, plant and equipment		17.5	20.3
Other non-monetary assets		0.2	2.8

		17.7	23.1
Deferred tax effects		(6.0)	(8.0)
Minority interests		(0.2)	(0.2)

		11.5	14.9

Different criteria for:
Cancellation of subsidiaries’ treasury stock	f)	(0.3)	(1.2)
Deferred charges:	c)
Cost		(290.1)	(264.7)
Accumulated amortization		177.0	157.6
Reversal of goodwill amortization of SPGás acquisition under BR GAAP	f)	24.4	21.2
Reversal of net goodwill generated in the acquisition of Companhia Ultragaz S.A. shares from minority shareholders under BR GAAP	f)	(0.4)	(0.8)
Fair value adjustments relating to accounting for derivative instruments	i)	—	(0.3)
Asset Retirement Obligation – SFAS 143 – Assets	p)	4.7	2.2
Asset Retirement Obligation – SFAS 143 – Liabilities	p)	(83.2)	(78.3)
Other post-employment benefits	s.2)	6.4	17.8
Accounting for refunds	t)	(7.1)	(4.7)
Other individually insignificant adjustments	d), l)	1.5	—

		(167.1)	(151.2)
Deferred tax effects		55.9	50.6
Minority interests		0.5	0.6

		(110.7)	(100.0)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

	Note 24.I.	2008	2007
Fair value adjustments relating to acquisition of minority interest in Oxiteno S.A. Indústria e Comércio	f)	(13.7)	(18.2)
Deferred tax effects		2.8	3.7

		(10.9)	(14.5)

Adjustments relating to the acquisition of Ipiranga and Refining :	f)
Fair value adjustments		158.6	164.0
Deferred tax effects		(50.6)	(52.1)
Goodwill difference between U.S. GAAP and accounting practices adopted in Brazil		10.7	(33.9)
Tax benefit applied to reduce goodwill		(3.6)	—

		115.1	78.0

Adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.:	f)
Fair value adjustments		(2.6)	(4.0)
Deferred tax effects		0.9	1.4
Goodwill difference between U.S. GAAP and accounting practices adopted in Brazil		14.4	14.4
Minority interest		(0.2)	(0.2)

		12.5	11.6

Adjustments relating to the acquisition of Oxiteno México S.A. de C.V.:	f)
Fair value adjustments		(1.4)	(1.6)
Deferred tax effects		0.5	0.5
Goodwill difference between U.S. GAAP and accounting practices adopted in Brazil		0.7	0.7

		(0.2)	(0.4)

Fair value adjustments relating to acquisition of minority interest in Companhia Ultragaz S.A.	f)	2.7	3.2
Deferred tax effects		(0.9)	(1.1)

		1.8	2.1

Reversal of goodwill amortization of União Terminais	f)	6.8	—
Amortization of intangible assets (customer contracts)		(4.0)	—
Deferred tax effects		1.3	—
Tax benefit applied to reduce goodwill		(1.4)	—

		2.7	—

Available-for-sale equity securities (temporary unrealized gain)	h)	—	11.2
Deferred tax effects		—	(3.7)

		—	7.5

Available-for-sale debt securities (temporary unrealized gain)	h)	—	19.5
Deferred tax effects		—	(6.7)

		—	12.8

Lease contracts (see Note 14.g)	r)	—	1.6
Deferred tax effects		—	(0.5)

		—	1.1

Income tax and social contribution – FIN 48	j)	(5.1)	(5.9)

Reversal of dividends	u)	52.4	58.3

Shareholders’ equity under U.S. GAAP		4,696.8	4,642.4

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

IV - Statement of changes in shareholders’ equity in accordance with U.S. GAAP

	2008	2007	2006
Shareholders’ equity under U.S. GAAP as of beginning of the year	4,642.4	1,872.9	1,730.2
Additional paid-in capital	0.3	0.9	0.7
Net income	415.2	217.5	280.5
Dividends and interest on own capital - Note 15.f) and 24.I.u)	(243.7)	(182.5)	(144.2)
Acquisition of treasury shares - Note 15.b)	(105.0)	(25.2)	(1.1)
Unrealized gains (losses) on available-for-sale equity securities, net of tax - Note 24.I.h)	—	6.5	(1.0)
Write-off of available-for-sale debt securities, net of tax – previously recognized under U.S. GAAP - Note 24.I.h)	(12.8)	—	—
Unrealized gains (losses) on available-for-sale debt securities, net of tax - Note 24.I.h)	0.3	3.8	9.0
Unrealized gains (losses) on designated hedges - Note 24.I.i)	(6.5)	—	—
Translation adjustment - Oxiteno México and Oxiteno Andina, net of tax - Note 4.t) and 24.I.m)	8.3	(2.3)	(1.2)
Retained earnings - Note 3	(0.3)	—	—
Other post-employment benefits - Note 24.I.s)	(1.4)	—	—
Capital increase - Note 15.a)	—	2,750.8	—

Shareholders’ equity under U.S. GAAP as of the end of the year	4,696.8	4,642.4	1,872.9

Comprehensive income (under SFAS 130) (net of deferred taxes amounting R$(1.0) in 2008, to R$4.1 in 2007 and R$3.5 in 2006):
Net income	415.2	217.5	280.5
Other post-employment benefits - Note 24.I.s)	(1.4)	—	—
Unrealized gains (losses) on available-for-sale equity securities, net of tax - Note 24.I.h)	—	6.5	(1.0)
Unrealized gains (losses) on available-for-sale debt securities, net of tax - Note 24.I.h)	0.3	3.8	9.0
Unrealized gains (losses) on designated hedges - Note 24.I.i)	(6.5)	—	—
Translation adjustment - Oxiteno México and Oxiteno Andina - net of tax - Note 4.t) and 24.I.m)	8.3	(2.3)	(1.2)

Total comprehensive income	415.9	225.5	287.3

Accumulated other comprehensive income as of the end of the year	0.7	21.1	13.1

Of which:
Available for sale equity securities, net of tax - Note 24.I.h)	—	10.6	4.1
Available for sale debt securities, net of tax - Note 24.I.h)	0.3	12.8	9.0
Unrealized gains (losses) on designated hedges - Note 24.I.i)	(6.5)	—	—
Other post-employment benefits - Note 24.I.s)	(1.4)	—	—
Cumulative translation adjustment - Oxiteno México and Oxiteno Andina, net of tax - Note 4.t) and 24.I.m)	8.3	(2.3)	—

	0.7	21.1	13.1

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

V - Additional disclosures required by U.S. GAAP

a)	Earnings per share

The following table provides a reconciliation of the numerators and denominators used in computing earnings per share as required by SFAS 128. The calculation of earnings per share as summarized below is retroactively adjusted for the stock dividends and stock splits as mentioned in Note 24.I.g). As discussed in Notes 21.c) and 24.I.k), the Company has a share compensation plan. For all periods presented, the impact of this share compensation plan on diluted earnings per share was minimal and, consequently, the Company has not presented a separate calculation of the diluted earnings per share amount.

	2008	2007	2006
Distributed income	243.7	182.5	144.2
Undistributed income	171.5	35.0	136.3

Net income under U.S. GAAP	415.2	217.5	280.5

Weighted average shares outstanding (in thousands)	134,173.4	85,449.8	81,129.7
Basic and diluted earnings per share - whole R$	3.09	2.55	3.46

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

b)	Concentrations of credit risk

Financial instruments that potentially subject the Company to credit risk are cash and cash equivalents, financial investments and trade receivables. Based on the factors described below, the Company considers the risk of counterparty default to be minimal.

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

Credit risk from accounts receivable is managed following specific criteria for each of the segments in which the Company operates, as follows:

Chemical segment (Oxiteno)

Oxiteno’s customers of commodity chemicals are principally chemical companies, surface coating producers and polyester resin producers, while customers of specialty chemicals comprise a variety of industrial and commercial enterprises. No single customer or group accounts for more than 10% of total revenue. Management believes that by distributing its products to a variety of markets it is able to protect itself, to a certain extent, from the effects of negative trends in any particular market. Oxiteno acts as a member of a Credit Committee of the Brazilian chemical manufacturers, which meets monthly to review the financial position of clients showing past-due accounts.

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

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

Logistic segment (Ultracargo)

The main customers of Ultracargo are chemical companies. The average-term payment is 20 days.

Historically, the Company has not experienced significant losses on trade receivables.

Distribution segment (Ipiranga)

Ipiranga is engaged in the distribution of fuels/lubricants and related products.

Credit risk in sales is reduced due to the large customer base and by short payment terms (15 days on average). Periodic monitoring of these accounts is performed by specific staff with the support of financial information systems.

No single customer or group accounts for more than 10% of total revenue.

Historically, the Company has not experienced significant losses on trade receivables.

Company is dependent on few major suppliers

The Company is dependent on third-party manufacturers for all of its supply of ethylene, fuels/lubricants and LPG. In 2008, 2007 and 2006, products purchased from the Company’s three largest suppliers accounted for approximately 75%, 77% and 72% of cost of sales and services, respectively. The Company is dependent on the ability of its suppliers to provide products on a timely basis and on favorable pricing terms. The loss of certain principal suppliers or a significant reduction in product availability from principal suppliers could have a material adverse effect on the Company. The Company believes that its relationship with its suppliers is satisfactory.

c)	Impairment of long-lived assets

The Company reviews the carrying value of property, plant, and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition, at least on an annual basis. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends, and prospects, as well as the effects of obsolescence, demand, competition, and other economic factors.

No impairment has been recorded in the consolidated financial statements as of December 31, 2008.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

d)	Impairment of goodwill

Under U.S. GAAP financial statements, goodwill consists of the excess of the cost paid for the acquisitions of SPGás, Oxiteno México, Oxiteno Andina, Petrolog, Ipiranga and União Terminais over the net fair value assigned to assets acquired and liabilities assumed of these companies.

The Company has recorded the following amounts of goodwill under the U.S. GAAP financial statements:

Description	2008	2007
Gas segment (Ultragaz):
Goodwill on the acquisition of SPGás (merged into Companhia Brasileira de Petróleo Ipiranga) (see Note 4.a)	39.9	39.9
Chemical segment (Oxiteno):
Goodwill on the acquisition of Oxiteno México S.A. de C.V.	2.6	2.6
Goodwill on the acquisition of Oxiteno Andina, C.A.	0.2	0.2
Cargo segment (Ultracargo):
Goodwill on the acquisition of Petrolog	6.5	6.5
Goodwill on the acquisition of União Terminais	331.4	—
Distribution segment (Ultrapar):
Goodwill on the acquisition of Ipiranga (*)	410.8	413.7

(*)	In 2008, the goodwill was adjusted due to write-off of FIN48 previously recorded in the acquisition date, as disclosure in Note 24.I.f).

As mentioned in Note 24.I.f), goodwill is not amortized and is annually tested for impairment.

e)	Fair value of financial instruments

The fair values of accounts receivables and trade suppliers approximate their book values. The fair value of financial assets and financial liabilities, including cash and cash equivalents, short and long-term investments, financing, debentures and swap instruments are disclosed in Note 19.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

f)	Environmental issues

The Company and its subsidiaries are subject to federal, state and local laws and regulations relating to the environment. These laws generally provide for control of air and effluent emissions and require responsible parties to undertake remediation of hazardous waste disposal sites. Civil penalties may be imposed for noncompliance. The Company provides for remediation costs and penalties when a loss is probable and the amount is reasonably determinable. It is not presently possible to estimate the amount of all remediation costs that might be incurred or penalties that may be imposed; however, management does not presently expect that such costs and penalties will have a material effect on the Company’s consolidated financial position or results of operations. Recurring costs associated with managing hazardous substances and pollution in on-going operations, mainly composed of costs for treatment of effluents and for incinerations, amounted to R$ 23.2, R$ 16.9 and R$ 4.4 for the years ended December 31, 2008, 2007 and 2006, respectively. Capital expenditures to limit or monitor hazardous substances and pollutants amounted to R$ 11.8, R$ 8.9 and R$ 5.0, for the years ended December 31, 2008, 2007 and 2006, respectively.

The Company’s subsidiary Ultracargo Operações Logísticas e Participações Ltda. has controlled environmental liabilities in two of its terminals, situated in Santos and Paulínia, which are in monitoring and remediation phases, respectively.

We have no historical mandated expenditures to remedy previously contaminated sites, and other infrequent or non-recurring clean-up expenditures that can be anticipated but which are not required in the present circumstances.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

g)	Segment information

Financial information about each of the Company’s reportable segments based on records in accordance with accounting practices adopted in Brazil is as follows:

	2008	2007	2006
Net revenue from sales to unassociated companies:
Gas	3,336.8	3,111.2	3,066.0
Distribution of fuels/lubricants	22,676.4	14,915.6	—
Chemical (1)	1,926.1	1,685.7	1,549.5
Logistics	237.4	186.0	178.6
Other (2)	91.3	22.8	—

	28,268.0	19,921.3	4,794.1

Intersegment:
Gas	2.6	1.7	1.0
Distribution of fuels/lubricants	—	11.4	—
Chemical	—	—	0.1
Logistics	46.0	43.1	47.5
Other (2)	107.6	65.5	6.3

Elimination	156.2	121.7	54.9

Net revenues:
Gas	3,339.4	3,112.9	3,067.0
Distribution of fuels/lubricants	22,676.4	14,927.0	—
Chemical	1,926.1	1,685.7	1,549.6
Logistics	283.4	229.1	226.1
Other (2)	198.9	88.3	6.3
Elimination	(156.2)	(121.7)	(54.9)

	28,268.0	19,921.3	4,794.1

Operating profit before financial items:
Gas	87.9	132.3	167.3
Distribution of fuels/lubricants	515.7	261.0	—
Chemical	154.2	106.7	146.3
Logistics	7.3	14.6	11.4
Other (2)	(51.7)	(28.5)	5.4

	713.4	486.1	330.4

Financial income (expenses), net	(168.8)	(119.4)	30.6
Other income (expenses)	11.2	8.8	(18.5)

Income before income tax and social contribution, equity in earnings of affiliated companies and minority interest	555.8	375.5	342.5

Equity in earnings of affiliated companies	—	0.6	1.0
Employees statutory interest	(9.4)	(7.3)	—

Income before taxes and minority interests	546.4	368.8	343.5

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

(1)	An important portion of our products could be classified as a commodity and a specialty chemical, depending on the use of such products by our customers. As a consequence, we consider that an exact split of sales between commodity and specialty chemicals would be impractical.

(2)	On the table above, “other” is composed mainly by parent company Ultrapar Participações S.A., by Imaven Imóveis Ltda, by the participation in the oil refining business and, in 2008, by Serma. Serma is an association of users of data processing equipment and related services, responsible for IT services for Ultrapar.

	2008	2007	2006
Additions to property, plant and equipment and intangible assets according to:
Accounting practices adopted in Brazil:
Gas	177.2	87.5	62.3
Distribution of fuels/lubricants	158.1	84.5	—
Chemical	518.3	443.9	160.2
Logistics	62.5	45.5	41.0
Other (1)	13.5	3.6	1.2

	929.6	665.0	264.7

Gas	177.2	87.5	62.3
Distribution of fuels/lubricants	158.1	84.5	—
Chemical	518.3	443.9	160.2
Logistics	62.5	45.5	41.0
Other (1)	13.5	3.6	1.2

	929.6	665.0	264.7

Depreciation and amortization charges according to:
Accounting practices adopted in Brazil:
Gas	122.9	119.5	113.0
Distribution of fuels/lubricants	96.9	69.3	—
Chemical	55.8	48.1	45.3
Logistics	43.3	28.4	26.6
Other (1)	56.6	35.3	0.9

	375.5	300.6	185.8

U.S. GAAP:
Gas	77.4	66.7	66.6
Distribution of fuels/lubricants	102.0	75.9	—
Chemical	59.7	47.2	47.4
Logistics	33.3	30.2	29.7
Other (1)	16.2	0.7	0.2

	288.6	220.7	143.9

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

	2008	2007	2006
Identifiable assets - accounting practices adopted in Brazil:
Gas	1,081.8	841.9	961.4
Distribution of fuels/lubricants	3,256.6	2,874.8	—
Chemical	3,308.8	2,814.0	2,307.8
Logistics	862.5	375.1	310.1
Other (1)	1,157.5	2,403.5	322.8

	9,667.2	9,309.3	3,902.1

Identifiable assets - U.S. GAAP:
Gas	1,040.3	800.1	916.3
Distribution of fuels/lubricants	3,374.3	2,961.9	—
Chemical	3,300.0	2,827.4	2,299.3
Logistics	866.0	375.0	311.2
Other (1)	1,145.9	2,390.5	316.7

	9,726.5	9,354.9	3,843.5

(1) On the table above, “other” is composed by parent company Ultrapar Participações S.A., by Imaven Imóveis Ltda, by the participation in the oil refining business and, in 2008, by Serma.

Additional information about business segments can be found in Note 18.

	2008	2007
Investments in equity investees - accounting practices adopted in Brazil:
Ipiranga	7.4	7.3
Chemical	5.5	5.6

See Note 10 for details of investment in equity investees.

h)	Financial information for subsidiary guarantors and non-guarantor subsidiaries

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

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

Consolidated Balance Sheets

as of December 31, 2008

ASSETS	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CURRENT ASSETS
Cash and cash equivalents	2.3	778.9	113.1	892.0	380.8	—	1,275.1
Short-term investments	—	—	696.2	696.2	155.2	—	851.4
Trade accounts receivable, net	—	—	103.6	103.6	1,431.4	(105.7)	1,429.3
Inventories	—	—	154.1	154.1	886.8	(7.2)	1,033.7
Recoverable taxes	—	28.8	40.1	68.9	243.0	—	311.9
Deferred income tax and social contribution	—	0.1	10.4	10.5	101.3	—	111.8
Dividends receivable	—	98.3	—	98.3	2.1	(100.4)	—
Other	—	0.9	5.6	6.5	106.5	(9.4)	103.6
Prepaid expenses	—	—	0.6	0.6	20.4	(2.0)	19.0

	2.3	907.0	1,123.7	2,030.7	3,327.5	(224.7)	5,135.8

NON-CURRENT ASSETS
Long term assets
Long-term investments	—	—	—	—	7.2	—	7.2
Trade accounts receivable, net	—	—	—	—	210.1	—	210.1
Related companies	585.1	77.0	28.3	105.3	342.6	(1,027.4)	5.6
Deferred income tax and social contribution	—	0.1	13.1	13.2	395.5	—	408.7
Recoverable taxes	—	0.2	15.9	16.1	26.9	—	43.0
Escrow deposits	—	—	2.6	2.6	53.5	—	56.1
Other	—	—	—	—	0.5	—	0.5
Prepaid expenses	—	—	2.9	2.9	33.2	(11.5)	24.6

	585.1	77.3	62.8	140.1	1,069.5	(1,038.9)	755.8

Investments
Subsidiary and affiliated companies	—	4,761.5	1,114.5	5,877.9	12.9	(5,877.9)	12.9
Other	—	0.1	7.8	7.9	13.1	—	21.0
Property, plant and equipment, net	—	—	389.8	389.8	2,742.1	(0.4)	3,131.5
Intangible assets, net	—	246.2	12.1	258.3	351.7	(15.4)	594.6
Deferred charges, net	—	—	—	—	15.6	—	15.6

	—	5,011.8	1,524.2	6,533.9	3,135.4	(5,893.7)	3,775.6

	585.1	5,089.1	1,587.0	6,674.0	4,204.9	(6,932.6)	4,531.4

TOTAL ASSETS UNDER ACCOUNTING PRACTICES ADOPTED IN BRAZIL	587.4	5,996.1	2,710.7	8,704.7	7,532.4	(7,157.3)	9,667.2

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

Consolidated Balance Sheets

as of December 31, 2008

RECONCILIATION TO U.S.GAAP	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
Reversal of revaluation adjustments	—	—	(1.0)	(1.0)	(22.3)	—	(23.3)
Inflation accounting	—	—	4.2	4.2	13.5	—	17.7
Different criteria for:
Deferred charges	—	—	(18.3)	(18.3)	(94.8)	—	(113.1)
Reversal of goodwill amortization of SPGás acquisition under BR GAAP	—	—	—	—	24.4	—	24.4
Reversal of goodwill amortization of Companhia Ultragaz S.A. shares from minority shareholders	—	—	—	—	(0.4)	—	(0.4)
Reversal of goodwill amortization of Ipiranga/Refinary	—	—	—	—	10.7	—	10.7
Reversal of goodwill amortization of União Terminais under BR GAAP	—	—	—	—	6.8	—	6.8
Other individually insignificant adjustments	—	—	—	—	2.0	—	2.0
Amortization of intangible assets (customers contract)	—	—	—	—	(4.0)	—	(4.0)
Fair value adjustments relating to acquisition of minority interest in Oxiteno S.A. - Indústria e Comércio	—	(13.7)	—	(13.7)	—	—	(13.7)
Fair value adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.	—	—	—	—	11.8	—	11.8
Fair value adjustments relating to the acquisition of Oxiteno México S.A. de C.V.	—	—	—	—	(0.7)	—	(0.7)
Fair value adjustments relating to acquisition of minority interest in Companhia Ultragaz S.A	—	—	—	—	2.7	—	2.7
Fair value adjustments relating to the acquisition of lpiranga/Refinary	—	—	—	—	158.6	—	158.6
Assets retirement obligation - assets	—	—	—	—	4.7	—	4.7
Deferred tax effects	—	2.7	5.2	7.9	(32.8)	—	(24.9)
Equity on U.S. GAAP adjustment	—	27.9	1.3	29.2	—	(29.2)	—

TOTAL ASSETS UNDER U.S.GAAP	587.4	6,013.0	2,702.1	8,715.1	7,612.6	(7,186.5)	9,726.5

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

Consolidated Balance Sheets

as of December 31, 2008

LIABILITIES	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CURRENT LIABILITIES
Loans and financing	—	1,203.8	117.4	1,321.2	324.3	—	1,645.5
Finance leases	—	—	—	—	12.6	—	12.6
Trade payables	—	0.4	82.6	83.0	627.0	(95.8)	614.2
Payroll and related charges	—	0.1	26.9	27.0	137.6	—	164.6
Taxes payable	—	0.1	1.8	1.9	87.1	—	89.0
Dividends payable	—	119.9	19.9	139.8	87.6	(100.4)	127.0
Income tax and social contribution	—	—	—	—	17.4	—	17.4
Post-retirement benefits	—	—	—	—	14.7	—	14.7
Provision for contingencies	—	—	—	—	8.8	—	8.8
Deferred income tax and social contribution	—	—	1.6	1.6	30.9	—	32.5
Other	—	1.4	0.2	1.6	21.8	(2.0)	21.4

	—	1,325.7	250.4	1,576.1	1,369.8	(198.2)	2,747.7

NON-CURRENT
Long-term liabilities
Loans and financing	577.3	—	247.6	247.6	1,176.0	—	2,000.9
Finance leases	—	—	—	—	12.9	—	12.9
Related companies	—	1.8	647.2	649.0	390.6	(1,035.2)	4.4
Deferred income tax and social contribution	—	—	0.6	0.6	17.6	—	18.2
Provision for contingencies	—	4.9	20.2	25.1	78.4	—	103.5
Post-retirement benefits	—	—	—	—	77.7	—	77.7
Other	—	—	0.8	0.8	12.8	—	13.6

	577.3	6.7	916.4	923.1	1,766.0	(1,035.2)	2,231.2

MINORITY INTEREST	—	—	—	—	34.9	3.3	38.2
SHAREHOLDERS’ EQUITY
Share capital	—	3,696.8	665.1	4,361.9	4,137.4	(4,802.5)	3,696.8
Capital reserve	—	2.9	—	2.9	55.4	(57.4)	0.9
Revaluation reserve	—	10.3	1.0	11.3	19.5	(20.5)	10.3
Profit reserves	—	1,078.9	875.7	1,954.6	137.2	(1,012.9)	1,078.9
Treasury shares	—	(127.3)	—	(127.3)	—	(11.6)	(138.9)
Valuation adjustment	—	(6.2)	(6.2)	(6.2)	—	—	(6.2)
Cumulative translation adjustments	—	8.3	8.3	8.3	—	—	8.3
Retained earnings	10.1	—	—	—	12.2	(22.3)	—

TOTAL SHAREHOLDERS’ EQUITY UNDER ACCOUNTING PRACTICES ADOPTED IN BRAZIL	10.1	4,663.7	1,543.9	6,205.5	4,361.7	(5,927.2)	4,650.1

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY UNDER ACCOUNTING PRACTICES ADOPTED IN BRAZIL	587.4	5,996.1	2,710.7	8,704.7	7,532.4	(7,157.3)	9,667.2

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

Consolidated Balance Sheets

as of December 31, 2008

SHAREHOLDERS’ EQUITY RECONCILIATION TO U.S.GAAP	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
Reversal of revaluation adjustments	—	—	(1.0)	(1.0)	(22.3)	—	(23.3)
Inflation accounting	—	—	4.2	4.2	13.5	—	17.7
Different criteria for:
Cancellation of subsidiaries’ treasury stock	—	—	—	—	(0.3)	—	(0.3)
Deferred charges	—	—	(18.3)	(18.3)	(94.8)	—	(113.1)
Reversal of goodwill amortization of SPGás acquisition under BR GAAP	—	—	—	—	24.4	—	24.4
Reversal of goodwill amortization of Companhia Ultragaz S.A. shares from minority shareholders	—	—	—	—	(0.4)	—	(0.4)
Reversal of goodwill amortization of Ipiranga and Refinary	—	—	—	—	10.7	—	10.7
Reversal of goodwill amortization of União Terminais under BRGAAP	—	—	—	—	6.8	—	6.8
Other individually insignificant adjustments	—	—	(0.2)	(0.2)	1.7	—	1.5
Amortization of intangible assets (customers contract)	—	—	—	—	(4.0)	—	(4.0)
Fair value adjustments relating to acquisition of minority interest in Oxiteno S.A. - Indústria e Comércio	—	(13.7)	—	(13.7)	—	—	(13.7)
Fair value adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.	—	—	—	—	11.8	—	11.8
Fair value adjustments relating to the acquisition of Oxiteno México S.A. de C.V.	—	—	—	—	(0.7)	—	(0.7)
Fair value adjustments relating to acquisition of minority interest in Companhia Ultragaz S.A	—	—	—	—	2.7	—	2.7
Fair value adjustments relating to the acquisition of Ipiranga/Refinary	—	—	—	—	158.6	—	158.6
Assets retirement obligation - assets	—	—	—	—	4.7	—	4.7
Assets retirement obligation - liabilities	—	—	—	—	(83.2)	—	(83.2)
Pension plan	—	—	—	—	6.4	—	6.4
FIN 48	—	(0.2)	—	—	(5.2)	—	(5.1)
Accounting for refunds	—	—	—	—	(7.1)	—	(7.1)
Tax benefit applied to reduce goodwill	—	—	—	—	(5.0)	—	(5.0)
Deferred tax effects	—	2.8	5.3	8.1	(3.7)	—	4.4
Minority interest	—	—	—	—	0.5	—	0.5
Reversal of dividends	—	52.4	—	52.4	—	—	52.4
Equity on U.S.GAAP adjustment	—	27.9	1.3	29.2	—	(29.2)	—

TOTAL SHAREHOLDERS’ EQUITY UNDER U.S.GAAP	10.1	4,732.9	1,535.2	6,266.2	4,376.9	(5,956.4)	4,696.8

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

Consolidated Statements of Income

for the year ended December 31, 2008

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
GROSS SALES AND SERVICES	—	—	912.1	912.1	29,207.8	(583.5)	29,536.4
Deductions	—	—	(222.1)	(222.1)	(1,142.9)	96.6	(1,268.4)

NET SALES AND SERVICES	—	—	690.0	690.0	28,064.9	(486.9)	28,268.0
Cost of sales and services	—	—	(595.8)	(595.8)	(25,993.1)	436.6	(26,152.3)

GROSS PROFIT	—	—	94.2	94.2	2,071.8	(50.3)	2,115.7

OPERATING (EXPENSES) INCOME	—	(42.6)	(125.3)	(167.9)	(1,277.4)	43.0	(1,402.3)

Selling		—	(28.5)	(28.5)	(557.0)	1.3	(584.2)
General and administrative	—	(0.3)	(92.7)	(93.0)	(491.3)	31.3	(553.0)
Depreciation and amortization	—	(42.9)	(7.0)	(49.9)	(241.1)	3.8	(287.2)
Other operating income, net	—	0.6	2.9	3.5	12.0	6.6	22.1

OPERATING INCOME (LOSS) BEFORE FINANCIAL ITEMS	—	(42.6)	(31.1)	(73.7)	794.4	(7.3)	713.4

Financial income (expenses), net	(0.4)	(79.6)	(77.9)	(157.5)	16.9	(27.8)	(168.8)
Other income (expense), net	—	210.4	4.3	214.7	7.0	(210.5)	11.2

INCOME (LOSS) BEFORE INCOME TAX AND SOCIAL CONTRIBUTION, EQUITY IN GAIN (LOSSES) OF AFFILIATED COMPANIES AND MINORITY INTEREST	(0.4)	88.2	(104.7)	(16.5)	818.3	(245.6)	555.8

INCOME TAX AND SOCIAL CONTRIBUTION	—	(30.6)	7.9	(22.7)	(199.1)	70.2	(151.6)

Current	—	(17.5)	—	(17.5)	(156.0)	(31.1)	(204.6)
Deferred	—	(13.1)	7.9	(5.2)	(52.3)	70.2	12.7
Benefit of tax holidays	—	—	—	—	9.2	31.1	40.3

INCOME (LOSS) BEFORE EQUITY IN GAIN (LOSSES) OF AFFILIATED COMPANIES AND MINORITY INTEREST	(0.4)	57.6	(96.8)	(39.2)	619.2	(175.4)	404.2
Equity in losses of affiliated companies	—	332.7	180.3	513.0	(122.4)	(390.6)	—
Employees statutory interest	—	—	—	—	(9.4)	—	(9.4)
Minority interest	—	—	—	—	(5.0)	0.5	(4.5)

NET INCOME (LOSS) UNDER ACCOUNTING PRACTICES ADOPTED IN BRAZIL	(0.4)	390.3	83.5	473.8	482.4	(565.5)	390.3

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

Consolidated Statements of Income

for the year ended December 31, 2008

RECONCILIATION TO U.S. GAAP	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
Reversal of revaluation adjustments	—	—	0.1	0.1	1.7	—	1.8
Inflation accounting	—	—	(2.5)	(2.5)	(2.9)	—	(5.4)
Different criteria for:
Cancellation of subsidiaries’ treasury stock	—	—	—	—	0.9	—	0.9
Deferred charges	—	(0.8)	(0.6)	(1.4)	(4.5)	—	(5.9)
Reversal of goodwill amortization	—	—	—	—	55.1	—	55.1
Fair value adjustments relating to accounting for derivative instruments and headging activities	—	—	—	—	0.3	—	0.3
Amortization of intangible assets (customers contract)	—	—	—	—	(4.0)	—	(4.0)
Other individually insignificant adjustments	—	(0.3)	0.2	(0.1)	1.4	—	1.3
Assets retirement obligation - assets	—	—	—	—	(0.4)	—	(0.4)
Assets retirement obligation - liabilities	—	—	—	—	(2.1)	—	(2.1)
Fair value adjustments relating to acquisition of minority interest in Oxiteno S.A. -Indústria e Comércio	—	4.5	—	4.5	—	—	4.5
Fair value adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.	—	—	—	—	1.5	—	1.5
Fair value adjustments relating to the acquisition of Oxiteno México S.A. de C.V.	—	—	—	—	0.2	—	0.2
Fair value adjustments relating to acquisition of minority interest in Companhia Ultragaz S.A	—	—	—	—	(0.6)	—	(0.6)
Fair value adjustments relating to acquisition of Ipiranga/Refinary	—	—	—	—	(5.5)	—	(5.5)
FIN 48	—	0.1	—	0.1	(0.4)	—	(0.3)
Accounting for refunds	—	—	—	—	(2.4)	—	(2.4)
Write-off of available-for-sale equity securities	—	—	(11.2)	(11.2)	—	—	(11.2)
Pension plan	—	—	—	—	(8.6)	—	(8.6)
Tax benefit applied to reduce goodwill	—	—	—	—	(5.0)	—	(5.0)
Deferred tax effects	—	(0.6)	4.9	4.3	6.5	—	10.8
Minority interest	—	—	—	—	(0.1)	—	(0.1)
Equity on U.S. GAAP adjustment	—	33 .9	(0.5)	33.4	—	(33.4)	—

NET INCOME (LOSS) UNDER US GAAP	(0.4)	427.1	73.9	501.0	513.5	(598.9)	415.2

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

Consolidated Statements of Cash Flows

for the year ended December 31, 2008

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	(0.4)	390.3	83.5	473.8	482.4	(565.5)	390.3
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	—	42.9	26.1	69.0	310.3	(3.8)	375.5
PIS and COFINS credit on depreciation	—	—	1.1	1.1	4.0	—	5.1
Loss on disposals of fixed assets and investments	—	(210.5)	(11.8)	(222.3)	(9.0)	210.5	(20.8)
Interest, monetary and exchange variation (gains)	38.7	152 .3	197.5	349.8	(97.5)	27.8	318.8
Allowance (reversal of provision) for losses on fixed assets	—	—	—	—	(1.9)	—	(1.9)
Equity in income (losses) of affiliated companies	—	(332.7)	(180.3)	(513.0)	122.4	390.6	—
Deferred income tax and social contribution	—	13.1	(7.7)	5.4	52.1	(70.2)	(12.7)
Minority interest	—	—	—	—	5.0	(0.5)	4.5
Other	—	—	—	—	0.6	1.0	1.6
Decrease (increase) in operating assets:
Trade accounts receivable	—	—	(26.1)	(26.1)	(154.2)	60.1	(120.2)
Recoverable taxes	—	5.2	(4.5)	0.7	(80.7)	—	(80.0)
Inventories	—	—	(71.2)	(71.2)	(288.9)	(27.0)	(387.1)
Prepaid expenses	(1.1)	—	0.7	0.7	(9.1)	5.2	(4.3)
Dividends received	—	172.5	529.6	702.1	—	(702.1)	—
Other	—	0.1	(3.5)	(3.4)	(71.1)	—	(74.5)
Increase (decrease) in operating liabilities:
Trade payables	—	(1.7)	27.3	25.6	31.5	(30.2)	26.9
Accrued interest	—	—	—	—	(24.4)	—	(24.4)
Payroll and related charges	—	—	10.9	10.9	27.3	—	38.2
Taxes	—	(12.2)	(1.0)	(13.2)	39.7	—	26.5
Income tax and social contribution	—	0.2	1.4	1.6	(17.9)	—	(16.3)
Other	—	(1.5)	(0.2)	(1.7)	(70.0)	—	(71.7)

Net cash (used in) provided by operating activities	37.2	218.0	571.8	789.8	250.6	(704.1)	373.5

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

Consolidated Statements of Cash Flows

for the year ended December 31, 2008

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM INVESTING ACTIVITIES
Financial investments, net of redemptions	—	—	(59.8)	(59.8)	93.8	—	34.0
Disposal (acquisition) of investments, net	—	61.6	(34.4)	27.2	(478.8)	19.2	(432.4)
Cash acquisition from subsidiaries	—	—	—	—	11.4	—	11.4
Capital contributions to subsidiaries	—	(1,101.8)	—	(1,101.8)	—	1,101.8	—
Capital reduction of subsidiaries	—	470.0	—	470.0	—	(470.0)	—
Additions to escrow deposits	—	—	(0.1)	(0.1)	(22.4)	—	(22.5)
Additions to property, plant and equipment	—	—	(121.3)	(121.3)	(770.4)	—	(891.7)
Additions to intangible assets	—	—	(2.0)	(2.0)	(35.9)	—	(37.9)
Additions to deferred charges	—	—	—	—	(4.9)	—	(4.9)
Proceeds from sales of property, plant and equipment	—	—	0.7	0.7	44.3	—	45.0

Net cash (used in) provided by investing activities	—	(570.2)	(216.9)	(787.1)	(1,162.9)	651.0	(1,299.0)

CASH FLOWS FROM FINANCING ACTIVITIES
Short-term debt, net	(36.1)	(167.1)	(143.6)	(310.7)	(358.6)	—	(705.4)
Long-term debt, net	—	—	168.7	168.7	655.9	—	824.6
Payment of financial leases	—	—	—	—	(10.5)	—	(10.5)
Loans from affiliated companies, net	—	(34.3)	(196.0)	(230.3)	237.0	(12.4)	(5.7)
Dividends paid	—	(396.0)	(30.3)	(426.3)	(674.7)	702.1	(398.9)
Payment from Petrobras and Braskem for delivery of Petrochemical and Distribution Assets	—	1,731.3	—	1,731.3	—	—	1,731.3
Sale of treasury shares to subsidiaries	—	4.4	—	4.4	—	(4.4)	—
Capital decrease	—	—	408.4	408.4	693.4	(1,101.8)	—
Capital increase			(470.0)	(470.0)	—	470.0	—
Acquisition of treasury shares	—	(105.0)	—	(105.0)	—	—	(105.0)

Net cash provided by (used in) financing activities	(36.1)	1,033.3	(262.8)	770.5	542.5	53.5	1,330.4

Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	7.8	—	7.8
Net increase (decrease) in cash and cash equivalents	1.1	681.1	92.1	773.2	(362.0)	0.4	412.7
Cash and cash equivalents at the beginning of the year	1.2	97.8	21.0	118.8	742.8	(0.4)	862.4

Cash and cash equivalents at the end of the year	2.3	778.9	113.1	892.0	380.8	0.0	1,275.1

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

Consolidated Balance Sheets

as of December 31, 2007

ASSETS	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CURRENT ASSETS
Cash and cash equivalents	1.2	97.8	21.0	118.8	742.4	—	862.4
Short-term investments	—	—	—	—	845.3	—	845.3
Trade accounts receivable, net	—	—	75.9	75.9	1,309.4	(40.9)	1,344.4
Inventories	—	—	83.1	83.1	549.5	(1.5)	631.1
Recoverable taxes	—	34.0	11.4	45.4	156.7	0.5	202.6
Deferred income tax and social contribution	—	4.2	3.7	7.9	101.1	—	109.0
Dividends receivable	—	170.6	1.3	171.9	15.6	(187.5)	—
Other	—	1,752.7	2.1	1,754.8	19.3	(1.6)	1,772.5
Prepaid expenses	0.8	0.7	1.2	1.9	11.7	(1.2)	13.2

	2.0	2,060.0	199.7	2,259.7	3,751.0	(232.2)	5,780.5

NON-CURRENT ASSETS
Long term investments	—	—	—	—	120.8	—	120.8
Trade accounts receivable, net	—	—	0.1	0.1	176.8	—	176.9
Related companies	443.5	41.4	28.7	70.1	1,230.2	(1,730.9)	12.9
Deferred income tax and social contribution	—	11.3	10.4	21.7	97.9	—	119.6
Recoverable taxes	—	—	42.0	42.0	26.7	—	68.7
Escrow deposits	—	0.2	2.6	2.8	29.0	—	31.8
Other	—	—	—	—	8.3	—	8.3
Prepaid expenses	6.1	—	3.0	3.0	35.8	(8.0)	36.9

	449.6	52.9	86.8	139.7	1,725.5	(1,738.9)	575.9

Investments
Subsidiary and affiliated companies	—	4,706.7	1,447.4	6,154.1	11.2	(6,152.4)	12.9
Other	—	—	—	—	34.1	—	34.1
Property, plant and equipment, net	—	—	288.1	288.1	1,981.4	(0.6)	2,268.9
Intangible assets, net	—	—	10.1	10.1	56.8	—	66.9
Deferred charges, net	—	—	18.1	18.1	102.1	449.9	570.1

	—	4,706.7	1,763.7	6,470.4	2,185.6	(5,703.1)	2,952.9

TOTAL ASSETS UNDER ACCOUNTING PRACTICES ADOPTED IN BRAZIL	451.6	6,819.6	2,050.2	8,869.8	7,662.1	(7,674.2)	9,309.3

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

Consolidated Balance Sheets

as of December 31, 2007

RECONCILIATION TO U.S.GAAP	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
Reversal of revaluation adjustments	—	—	(1.1)	(1.1)	(23.9)	—	(25.0)
Inflation accounting	—	—	6.7	6.7	16.4	—	23.1
Different criteria for:
Deferred charges	—	0.8	(17.7)	(16.9)	(90.2)	—	(107.1)
Reversal of goodwill amortization of SPGás acquisition under BR GAAP	—	—	—	—	21.2	—	21.2
Reversal of goodwill amortization of Companhia Ultragaz S.A. shares from minority shareholders	—	—	—	—	(0.8)	—	(0.8)
Reversal of goodwill amortization of Ipiranga/Refinary	—	—	—	—	(33.9)	—	(33.9)
Other individually insignificant adjustments	—	—	—	—	1.8	—	1.8
Fair value adjustments relating to acquisition of minority interest in Oxiteno S.A. - Indústria e Comércio	—	(18.2)	—	(18.2)	—	—	(18.2)
Fair value adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.	—	—	—	—	10.4	—	10.4
Fair value adjustments relating to the acquisition of Oxiteno México S.A. de C.V.	—	—	—	—	(0.9)	—	(0.9)
Fair value adjustments relating to acquisition of minority interest in Companhia Ultragaz S.A	—	—	—	—	3.2	—	3.2
Available-for-sale equity securities (temporary unrealized gain)	—	—	11.2	11.2	—	—	11.2
Available-for-sale debt securities (temporary unrealized gain)	—	—	—	—	19.5	—	19.5
Fair value adjustments relating to the acquisition of Ipiranga/Refinary	—	—	—	—	164.0	—	164.0
Assets retirement obligation - assets	—	—	—	—	2.2	—	2.2
Lease contracts - assets	—	—	—	—	19.2	—	19.2
Deferred tax effects	—	3.3	0.4	3.7	(48.0)	—	(44.3)
Equity on U.S.GAAP adjustment	—	(12.6)	1.8	(10.8)	—	10.8	—

TOTAL ASSETS UNDER U.S.GAAP	451.6	6,792.9	2,051.5	8,844.4	7,722.3	(7,663.4)	9,354.9

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

Consolidated Balance Sheets

as of December 31, 2007

LIABILITIES	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CURRENT LIABILITIES
Loans and financing	0.9	—	88.7	88.7	585.1	—	674.7
Debentures	—	1,219.3	—	1,219.3	9.4	—	1,228.7
Trade payable	—	2.1	55.0	57.1	564.6	(39.0)	582.7
Payroll and related charges	—	0.1	16.0	16.1	107.1	—	123.2
Taxes payable	—	12.3	2.8	15.1	78.8	—	93.9
Dividends payable	—	278.1	30.4	308.5	164.1	(187.5)	285.1
Income tax and social contribution	—	—	—	—	26.7	—	26.7
Post-retirement benefits	—	—	—	—	8.8	—	8.8
Provision for contingencies	—	—	—	—	14.9	—	14.9
Deferred income tax and social contribution	—	—	0.1	0.1	—	—	0.1
Other	—	2.9	0.7	3.6	52.0	(0.6)	55.0

	0.9	1,514.8	193.7	1,708.5	1,611.5	(227.1)	3,093.8

NON-CURRENT
LONG-TERM LIABILITIES
Loans and financing	442.8	—	56.5	56.5	509.9	—	1,009.2
Debentures	—	—	—	—	350.0	—	350.0
Related companies	—	690.0	240.3	930.3	805.3	(1,730.9)	4.7
Deferred income tax and social contribution	—	—	0.3	0.3	1.5	—	1.8
Provision for contingencies	—	4.8	18.8	23.6	88.4	—	112.0
Post-retirement benefits	—	—	—	—	85.1	—	85.1
Other	—	—	0.9	0.9	16.1	—	17.0

	442.8	694.8	316.8	1,011.6	1,856.3	(1,730.9)	1,579.8

MINORITY INTEREST	—	—	—	—	31.5	3.3	34.8
SHAREHOLDERS’ EQUITY
Share capital	—	3,696.8	720.3	4,417.1	2,390.8	(3,111.1)	3,696.8
Capital reserve	—	3.7	—	3.7	64.8	(67.6)	0.9
Revaluation reserve	—	11.6	1.2	12.8	20.8	(22.0)	11.6
Profit reserves	7.9	925.4	818.2	1,743.6	1,050.7	(1,876.7)	925.5
Treasury shares	—	(27.5)	—	(27.5)	—	(6.4)	(33.9)
Retained earnings	—	—	—	—	635.7	(635.7)	—

TOTAL SHAREHOLDERS’ EQUITY UNDER ACCOUNTING PRACTICES ADOPTED IN BRAZIL	7.9	4,610.0	1,539.7	6,149.7	4,162.8	(5,719.5)	4,600.9

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY UNDER ACCOUNTING PRACTICES ADOPTED IN BRAZIL	451.6	6,819.6	2,050.2	8,869.8	7,662.1	(7,674.2)	9,309.3

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

Consolidated Balance Sheets

as of December 31, 2007

SHAREHOLDERS’ EQUITY RECONCILIATION TO U.S.GAAP	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno – Wholly Owned Guarantor Subsidiary	Total Guarantors	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Reversal of revaluation adjustments	—	—	(1.1)	(1.1)	(23.9)	—	(25.0)
Inflation accounting	—	—	6.7	6.7	16.4	—	23.1
Different criteria for:
Cancellation of subsidiaries’ treasury stock	—	—	—	—	(1.2)	—	(1.2)
Deferred charges	—	0.8	(17.6)	(16.8)	(90.3)	—	(107.1)
Reversal of goodwill amortization of SPGás acquisition under BR GAAP	—	—	—	—	21.2	—	21.2
Reversal of goodwill amortization of Companhia Ultragaz S.A. shares from minority shareholders	—	—	—	—	(0.8)	—	(0.8)
Reversal of goodwill amortization of Ipiranga and Refinary	—	—	—	—	(33.9)	—	(33.9)
Fair value adjustments relating to accounting for derivative instruments and headging activities	—	—	—	—	(0.3)	—	(0.3)
Other individually insignificant adjustments	—	—	(0.1)	(0.1)	0.1	—	—
Fair value adjustments relating to acquisition of minority interest in Oxiteno S.A. - Indústria e Comércio	—	(18.2)	—	(18.2)	—	—	(18.2)
Fair value adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.	—	—	—	—	10.4	—	10.4
Fair value adjustments relating to the acquisition of Oxiteno México S.A. de C.V.	—	—	—	—	(0.9)	—	(0.9)
Fair value adjustments relating to acquisition of minority interest in Companhia Ultragaz S.A.	—	—	—	—	3.2	—	3.2
Available-for-sale equity securities (temporary unrealized gain)	—	—	11.2	11.2	—	—	11.2
Available-for-sale debt securities (temporary unrealized gain)	—	—	—	—	19.5	—	19.5
Fair value adjustments relating to the acquisition of Ipiranga/Refinary	—	—	—	—	164.0	—	164.0
Assets retirement obligation - assets	—	—	—	—	2.2	—	2.2
Assets retirement obligation - liabilities	—	—	—	—	—	—	(78.3)
Pension plan	—	—	—	—	—	—	17.8
FIN 48	—	(0.3)	—	—	—	—	(5.9)
Accounting for refunds	—	—	—	—	—	—	(4.7)
Lease contracts, net	—	—	—	—	—	—	1.6
Deferred tax effects	—	3.4	0.4	3.8	(19.1)	—	(15.3)
Minority interest	—	—	—	—	0.6	—	0.6
Reversal of dividends	—	58.3	—	58.3	—	—	58.3
Equity on U.S.GAAP adjustment	—	(12.6)	1.8	(10.8)	—	10.8	—

TOTAL SHAREHOLDERS’ EQUITY UNDER U.S.GAAP	7.9	4,641.4	1,541.0	6,182.7	4,230.0	(5,708.7)	4,642.4

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

Consolidated Statements of Income

for the year ended December 31, 2007

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
GROSS SALES AND SERVICES	—	—	808.7	808.7	20,438.8	(406.4)	20,841.1
Deductions	—	—	(190.3)	(190.3)	(792.7)	63.2	(919.8)

NET SALES AND SERVICES	—	—	618.4	618.4	19,646.1	(343.2)	19,921.3
Cost of sales and services		—	(553.8)	(553.8)	(18,002.4)	332.0	(18,224.2)

GROSS PROFIT	—	—	64.6	64.6	1,643.7	(11.2)	1,697.1

OPERATING (EXPENSES) INCOME	—	(33.6)	(113.5)	(147.1)	(1,073.3)	9.4	(1,211.0)

Selling	—	—	(27.2)	(27.2)	(445.4)	—	(472.6)
General and administrative	—	(2.1)	(80.9)	(83.0)	(445.5)	6.3	(522.2)
Depreciation and amortization	—	(34.0)	(7.6)	(41.6)	(186.9)	—	(228.5)
Other operating income, net	—	2.5	2.2	4.7	4.5	3.1	12.3

OPERATING INCOME (LOSS) BEFORE FINANCIAL ITEMS	—	(33.6)	(48.9)	(82.5)	570.4	(1.8)	486.1

Financial income (expenses), net	(0.2)	(92.3)	(5.9)	(98.2)	(104.0)	83.0	(119.4)
Other income (expense), net	—	—	—	—	8.8	—	8.8

INCOME (LOSS) BEFORE INCOME TAX AND SOCIAL CONTRIBUTION, EQUITY IN GAIN (LOSSES) OF AFFILIATED COMPANIES AND MINORITY INTEREST	(0.2)	(125.9)	(54.8)	(180.7)	475.2	81.2	375 .5

INCOME TAX AND SOCIAL CONTRIBUTION	—	(7.2)	17.1	9.9	(120.3)	24.5	(85.9)

Current	—	(19.5)	—	(19.5)	(188.3)	—	(207.8)
Deferred	—	12.3	17.1	29.4	57.3	—	86.7
Benefit of tax holidays	—	—	—	—	10.7	24.5	35.2

INCOME (LOSS) BEFORE EQUITY IN GAIN (LOSSES) OF AFFILIATED COMPANIES AND MINORITY INTEREST	(0.2)	(133.1)	(37.7)	(170.8)	354.9	105.7	289.6
Equity in losses of affiliated companies	—	315.0	165.4	480.4	40.7	(520.5)	0.6
Employees statutory interest	—	—	—	—	(7.3)	—	(7.3)
Minority interest	—	—	—	—	(96.9)	(4.1)	(101.0)

NET INCOME (LOSS) UNDER ACCOUNTING PRACTICES ADOPTED IN BRAZIL	(0.2)	181.9	127.7	309.6	291.4	(418.9)	181.9

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

Consolidated Statements of Income

for the year ended December 31, 2007

RECONCILIATION TO U.S.GAAP	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
Reversal of revaluation adjustments	—	—	0.6	0.6	1.7	—	2.3
Inflation accounting	—	—	(0.3)	(0.3)	(1.9)	—	(2.2)
Different criteria for:
Cancellation of subsidiaries’ treasury stock	—	—	—	—	0.9	—	0.9
Deferred charges	—	0.8	(6.6)	(5.8)	(4.4)	—	(10.2)
Depreciation of interest costs capitalized during construction	—	—	—	—	(0.7)	—	(0.7)
Reversal of goodwill amortization	—	3.1	—	3.1	36.9	—	40.0
Fair value adjustments relating to accounting for derivative instruments and headging activities	—	—	(0.8)	(0.8)	1.7	—	0.9
Translation adjustments	—	—	—	—	3.5	—	3.5
Other individually insignificant adjustments	—	0.2	(0.2)	—	1.1	—	1.1
Assets retirement obligation - assets	—	—	—	—	(0.1)	—	(0.1)
Assets retirement obligation - liabilities	—	—	—	—	9.4	—	9.4
Fair value adjustments relating to business combinations	—	1.0	(2.6)	(1.6)	0.1	—	(1.5)
Fair value adjustments relating to acquisition of minority interest in Oxiteno S.A. - Indústria e Comércio	—	4.5		4.5	—	—	4.5
Fair value adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.	—	—	—	—	1.5	—	1.5
Fair value adjustments relating to the acquisition of Oxiteno México S.A. de C.V.	—	—	—	—	0.2	—	0.2
Fair value adjustments relating to acquisition of minority interest in Companhia Ultragaz S.A	—	—	—	—	(0.6)	—	(0.6)
Fair value adjustments relating to acquisition of Ipiranga/Refinary	—	—	—	—	(15.3)	—	(15.3)
FIN48	—	(0.3)	—	(0.3)	0.1	—	(0.2)
Accounting for refunds	—	—	—	—	1.1	—	1.1
Lease contracts	—	—	—	—	2.5	—	2.5
Pension plan	—	—	—	—	21.3	—	21.3
Deferred tax effects	—	(1.6)	3.3	1.7	(7.8)	—	(6.1)
Minority interest	—	—	—	—	(16.7)	—	(16.7)
Equity on U.S.GAAP adjustment	—	27.5	2.9	30.3	—	(30.3)	—

NET INCOME (LOSS) UNDER USGAAP	(0.2)	217.1	124.0	341.0	325.9	(449.2)	217.5

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

Consolidated Statements of Cash Flows

for the year ended December 31, 2007

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	(0.2)	181.9	127.7	309.6	291.4	(418.9)	181.9
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	—	34.0	22.6	56.6	244.0	—	300.6
PIS and COFINS credit on depreciation	—	—	0.6	0.6	2.4	—	3.0
Loss on disposals of fixed assets and investments	—	—	(0.3)	(0.3)	(7.3)	—	(7.6)
Interest, monetary and exchange variation (gains)	32.0	98.7	3.9	102.6	(142.2)	(67.4)	(75.0)
Allowance (reversal of provision) for losses on fixed assets	—	—	—	—	(2.8)	—	(2.8)
Equity in income (losses) of affiliated companies	—	(315.0)	(165.4)	(480.4)	(40.7)	520.5	(0.6)
Benefit of tax holidays	—	—	—	—	24.5	(24.5)	—
Deferred income tax and social contribution	—	(12.3)	(27.3)	(39.6)	(52.6)	—	(92.2)
Minority interest	—	—	—	—	96.9	4.1	101.0
Other	—	2.9	—	2.9	0.2	(2.2)	0.9
Decrease (increase) in operating assets:
Trade accounts receivable	—	—	1.1	1.1	(84.5)	(19.0)	(102.4)
Recoverable taxes	—	12.3	(11.2)	1.1	(25.6)	—	(24.5)
Inventories	—	—	(13.7)	(13.7)	(55.2)	4.6	(64.3)
Prepaid expenses	0.2	0.1	(1.1)	(1.0)	(0.7)	2.2	0.7
Dividends received	—	10.6	190.1	200.7	43.2	(243.9)	—
Other	—	(0.6)	(0.3)	(0.9)	(6.5)	—	(7.4)
Increase (decrease) in operating liabilities :
Trade payables	—	1.7	(1.6)	0.1	114.9	15.6	130.6
Accrued interest	—	—	—	—	17.3	—	17.3
Payroll and related charges	—	—	(2.9)	(2.9)	12.2	—	9.3
Taxes	—	12.3	2.1	14.4	58.8	—	73.2
Income tax and social contribution	—	(4.6)	9.9	5.3	3.3	—	8.6
Other	2.1	2.8	0.3	3.1	12.7	(0.0)	17.9

Net cash (used in) provided by operating activities	34.1	24.8	134.5	159.3	503.7	(228.9)	468.2

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

Consolidated Statements of Cash Flows

for the year ended December 31, 2007

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM INVESTING ACTIVITIES
Financial investments, net of redemptions	—	—	—	—	423.2	—	423.2
Additions to investments	—	(858.8)	(173.9)	(1,032.7)	(39.9)	183.0	(889.6)
Cash acquisition from subsidiaries	—	—	—	—	166.7	—	166.7

Purchase of Companies, net of cash acquired	—	(858.8)	(173.9)	(1,032.7)	126.8	183.0	(722.9)
Additions to escrow deposits	—	—	(2.0)	(2.0)	(3.0)	—	(5.0)
Additions to property, plant and equipment	—	—	(85.4)	(85.4)	(573.4)	—	(658.8)
Additions to intangible assets	—	—	(0.7)	(0.7)	(5.5)	—	(6.2)
Additions to deferred charges	—	—	(7.1)	(7.1)	(56.3)	—	(63.4)
Acquisition of minority interests	—	—	—	—	(0.1)	—	(0.1)
Proceeds from sales of property, plant and equipment	—	—	24.1	24.1	9.7	—	33.8

Net cash (used in) provided by investing activities	—	(858.8)	(245.0)	(1,103.8)	(78.6)	183.0	(999.4)

CASH FLOWS FROM FINANCING ACTIVITIES
Short-term debt, net	(33.7)	811.1	28.1	839.2	59.9	—	865.4
Long-term debt, net	—	—	32.0	32.0	228.8	—	260.8
Loans from affiliated companies, net	—	(70.9)	65.4	(5.5)	31.9	—	26.4
Dividends paid	—	(62.6)	(43.1)	(105.7)	(203.9)	243.9	(65.7)
Capital increase	—	—	43.2	43.2	151.2	(194.4)	—
Acquisition of treasury shares	—	(25.2)	—	(25.2)	—	—	(25.2)

Net cash provided by (used in) financing activities	(33.7)	652.4	125.6	778.0	267.9	49.5	1,061.7

Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	(53.2)	—	(53.2)
Net increase (decrease) in cash and cash equivalents	0.4	(181.6)	15.1	(166.5)	639.8	3.6	477.3
Cash and cash equivalents at the beginning of the year	0.8	279.4	3.1	282 .5	105.8	(4.0)	385.1

Cash and cash equivalents at the end of the year	1.2	97.8	18.2	116.0	745 .6	(0.4)	862.4

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

Consolidated Statements of Income

for the year ended December 31, 2006

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
GROSS SALES AND SERVICES	—	—	716.4	716.4	4,828.7	(315.2)	5,229.9
Deductions	—	—	(166.2)	(166.2)	(328.2)	58.6	(435.8)

NET SALES AND SERVICES	—	—	550.2	550.2	4,500.5	(256.6)	4,794.1
Cost of sales and services		—	(479.8)	(479.8)	(3,627.5)	247.4	(3,859.9)

GROSS PROFIT	—	—	70.4	70.4	873.0	(9.2)	934.2

OPERATING (EXPENSES) INCOME	(0.2)	(0.2)	(116.8)	(117.0)	(496.3)	9.7	(603.8)

Selling		—	(23.1)	(23.1)	(180.2)	—	(203.3)
General and administrative	(0.2)	(0.2)	(87.9)	(88.1)	(200.6)	9.8	(279.1)
Depreciation and amortization	—	—	(7.0)	(7.0)	(115.7)	—	(122.7)
Other operating income, net	—	—	1.2	1.2	0.2	(0.1)	1.3

OPERATING INCOME (LOSS) BEFORE FINANCIAL ITEMS	(0.2)	(0.2)	(46.4)	(46.6)	376.7	0.5	330.4

Financial income (expenses), net	0.2	2.6	7.9	10.5	17.4	2.5	30.6
Other income (expense), net	(1.6)	(0.1)	(3.2)	(3.3)	(13.6)	—	(18.5)

INCOME (LOSS) BEFORE INCOME TAX AND SOCIAL CONTRIBUTION, EQUITY IN GAIN (LOSSES) OF AFFILIATED COMPANIES AND MINORITY INTEREST	(1.6)	2.3	(41.7)	(39.4)	380.5	3.0	342.5

INCOME TAX AND SOCIAL CONTRIBUTION	—	(5.7)	0.8	(4.9)	(91.6)	40.4	(56.1)

Current	—	(6.0)	(0.1)	(6.1)	(105.7)	—	(111.8)
Deferred	—	0.3	0.9	1.2	4.2	—	5.4
Benefit of tax holidays	—	—	—	—	9.9	40.4	50.3

INCOME (LOSS) BEFORE EQUITY IN GAIN (LOSSES) OF AFFILIATED COMPANIES AND MINORITY INTEREST	(1.6)	(3.4)	(40.9)	(44.3)	288.9	43.4	286.4
Equity in losses of affiliated companies	—	291.8	222.8	514.6	0.6	(514.2)	1.0
Minority interest			—	—	(7.8)	2.5	(5.3)

NET INCOME (LOSS) UNDER ACCOUNTING PRACTICES ADOPTED IN BRAZIL	(1.6)	288.4	181.9	470.3	281.7	(468.3)	282.1

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

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

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

Consolidated Statement of Cash Flows

for the year ended December 31, 2006

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	(1.6)	288.4	181.9	470.3	281.7	(468.3)	282.1
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	—	—	19.2	19.2	166.8	(0.2)	185.8
PIS and COFINS credit on depreciation	—	—	0.3	0.3	1.8	—	2.1
Loss on disposals of fixed assets and investments	—	391.0	2.9	393.9	10.6	(391.0)	13.5
Foreign exchange and indexation (gains) losses	39.2	44.8	1.9	46.7	(112.6)	(5.9)	(32.6)
Allowance (reversal of provision) for losses on fixed assets	—	—	0.2	0.2	3.0	—	3.2
Equity in income (losses) of affiliated companies	—	(291.8)	(222.8)	(514.6)	(0.6)	514.2	(1.0)
Benefit of tax holidays	—	—	—	—	40.4	(40.4)	—
Deferred income tax and social contribution	—	(0.2)	(0.9)	(1.1)	(4.3)	—	(5.4)
Minority interest	—	—	—	—	7.8	(2.5)	5.3
Other	—	2.4	—	2.4	(0.4)	(1.5)	0.5
Decrease (increase) in operating assets:
Trade accounts receivable	—	—	(12.1)	(12.1)	(25.3)	20.7	(16.7)
Recoverable taxes	—	(6.0)	(14.3)	(20.3)	(53.1)	—	(73.4)
Inventories	—	—	(11.5)	(11.5)	(13.2)	(0.7)	(25.4)
Prepaid expenses	—	0.6	(0.4)	0.2	(1.8)	1.7	0.1
Dividends received	—	87.7	84.4	172.1	(0.1)	(172.0)	—
Other	—	(0.3)	(0.7)	(1.0)	2.4	0.4	1.8
Increase (decrease) in operating liabilities:
Trade payables	—	0.1	20.3	20.4	21.9	(20.7)	21.6
Accrued interest	—	—	—	—	(5.0)	—	(5.0)
Payroll and related charges	—	—	1.0	1.0	14.1	—	15.1
Taxes	—	—	0.3	0.3	13.2	—	13.5
Income tax and social contribution	—	0.7	(5.0)	(4.3)	4.6	—	0.3
Other	0.7	—	(0.1)	(0.1)	(1.5)	(0.2)	(1.1)

Net cash (used in) provided by operating activities	38.3	517.4	44 .6	562.0	350.4	(566.4)	384.3

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

Consolidated Statements of Cash Flows

for the year ended December 31, 2006

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM INVESTING ACTIVITIES
Financial investments, net of redemptions	—	(44.8)	—	(44.8)	(527.6)	—	(572.4)
Additions to escrow deposits	—	0.2	(0.1)	0.1	(24.1)	—	(24.0)
Additions to investments	—	(39.3)	(26.2)	(65.5)	(0.4)	65.8	(0.1)
Additions to property, plant and equipment	—	—	(62.6)	(62.6)	(190.4)	—	(253.0)
Additions to intangible assets	—	—	(4.8)	(4.8)	(6.9)	—	(11.7)
Additions to deferred charges	—	—	(9.9)	(9.9)	(65.0)	—	(74.9)
Acquisition of minority interests	—	—	—	—	(0.1)	—	(0.1)
Proceeds from sales of property, plant and equipment	—	—	0.4	0.4	20.3	—	20.7

Net cash (used in) provided by investing activities	—	(83.9)	(103.2)	(187.1)	(794.2)	65.8	(915.5)

CASH FLOWS FROM FINANCING ACTIVITIES
Short-term debt, net	(40.0)	(49.9)	(31.0)	(80.9)	(52.2)	—	(173.1)
Long-term debt, net	—	—	24.7	24.7	118.9	—	143.6
Loans from affiliated companies, net	—	(359.9)	98.4	(261.5)	257 .2	—	(4.3)
Dividends paid	—	(147.7)	(64.5)	(212.2)	(108.4)	172.0	(148.6)
Capital increase	—	—	29.4	29.4	(354.6)	325.1	(0.1)
Other	—	(1.1)	—	(1.1)	—	—	(1.1)

Net cash provided by (used in) financing activities	(40.0)	(558.6)	57 .0	(501.6)	(139.1)	497.1	(183.6)

Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	(14.3)	—	(14.3)
Net increase (decrease) in cash and cash equivalents	(1.7)	(125.1)	(1.6)	(126.7)	(597.2)	(3.5)	(729.1)
Cash and cash equivalents at the beginning of the year	2.5	359.7	4.7	364.4	747.8	(0.5)	1,114.2

Cash and cash equivalents at the end of the year	0.8	234.6	3.1	237.7	150.6	(4.0)	385.1

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

i)	Geographical area information

All long-lived assets are located in Brazil, except for long-lived assets located in Mexico, in the amount of R$ 30.6, as of December 31, 2008 (R$ 30.1 as of December 31, 2007), and in Venezuela in the amount of R$ 7.2, as of December 31, 2008 (R$ 4.2 as of December 31, 2007).

The Company generates revenues from operations in Brazil and, as from December 2003, from Mexico and as from September 2007, from Venezuela, as well as from exports of products to clients located in foreign countries as shown below:

	2008	2007	2006
Gross sales:
Brazil	28,962.3	20,327.1	4,789.3
Latin America, other than Brazil	251.4	219.9	240.4
Far East	50.4	93.6	71.8
Europe	63.1	113.1	70.9
North America	196.4	63.3	36.6
Other	12.8	24.1	20.9

Total	29,536.4	20,841.1	5,229.9

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

The Company does not accrue these termination costs before a decision to terminate has been made, since the benefits are neither probable nor reasonably estimable. Actual termination costs paid on dismissal totaled R$ 11.9, R$ 15.4 and R$ 6.3 for the years ended December 31, 2008, 2007 and 2006, respectively.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

k)	Changes in the number of shares

The following table presents changes in the number of shares issued, held in treasury and outstanding for each of the three-year periods ended December 31, 2008:

In thousands

	Shares issued			Treasury shares			Outstanding shares
	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total
Shares at December 31, 2006	49,430	31,895	81,325	6	162	168	49,424	31,733	81,157
Issuance of preferred shares	—	54,771	54,771	—	—	—	—	54,771	54,771
Acquisition of treasury shares	—	—	—	—	425	425	—	(425)	(425)
Shares granted to executives	—	—	—	—	(45)	(45)	—	45	45

Shares at December 31, 2007	49,430	86,666	136,096	6	542	548	49,424	86,124	135,548
Acquisition of treasury shares	—	—	—	—	1,759	1,759	—	(1,759)	(1,759)
Shares granted to executives	—	—	—	—	(99)	(99)	—	99	99

Shares at December 31, 2008	49,430	86,666	136,096	6	2,202	2,208	49,424	84,464	133,888

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts in millions of Brazilian Reais - R$, unless otherwise stated)

25.	SUBSEQUENT EVENT

a)	Bank credit note

On March 6, 2009, the subsidiary CBPI contracted a bank credit note with Caixa Econômica Federal - CEF, in the total amount of R$ 500,000,000.00 (five hundred million Brazilian Reais), with a cost of 120% of CDI, for the period of 36 (thirty and six) months, with prepayment without penalty, and no principal amortization in the first 24 (twenty and four) months, during which quarterly interest payments apply, and with monthly amortization of principal and interest in the last 12 (twelve) months.

b)	Acquisition of Texaco

As mentioned in Note 4.a), in August 2008, the Company, through the subsidiary Sociedade Brasileira de Participações Ltda. (“SBP”), entered into a purchase agreement with Chevron Latin America Marketing LLC and Chevron Amazonas LLC (collectively, “Chevron”) for the purchase of 100% of the shares issued by Chevron Brasil Ltda. and by Sociedade Anônima de Óleo Galena Signal, subsidiaries of Chevron that hold Texaco fuel distribution business in Brazil (“Texaco”).

As disclosed in the “Market Announcement” of March 31, 2009, the acquisition was concluded on that date, and the subsidiary disbursed the amount of R$ 1,106 million in addition to the US$ 38 million deposit made to Chevron in August 2008. The terms of the acquisition do not include the assumption of Texaco’s net debt. Working capital adjustments or any net debt that might exist on this date will be verified within 60 days and will be settled with Chevron thereafter.

c)	Issuance of debentures

In June 2009, Ultrapar completed its third issuance of debentures in Brazil, for a total amount of R$1.2 billion with a three-year term at a cost of 100% of the CDI +3.0% per annum. The proceeds from this issuance were used to redeem the promissory notes issued by Ultrapar in December 2008.