Form 20-F
period 2009-12-31
ULTRAPAR HOLDINGS INC
filed 2010-06-30
CIK 1094972

As filed with the Securities and Exchange Commission on June 30, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

São Paulo, SP, Brazil 01317-910

Telephone: 55 11 3177 6695

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Preferred Shares, without par value (represented by, and traded only in the form of, American Depositary Shares (evidenced by American Depositary Receipts), with each American Depositary Share representing one preferred share)	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding shares of each class as of December 31, 2009.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulations S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☒  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

INTRODUCTION

With a track record of over 70 years, Ultrapar is one of the largest business groups in Brazil, with leading positions in the markets in which it operates: fuel distribution through Ultragaz and Ipiranga, chemicals through Oxiteno, and storage for liquid bulk through Ultracargo. Ultragaz is the leader in LPG distribution in Brazil with a 24% market share as of December 31, 2009 and one of the largest independent LPG distributors in the world in terms of volume sold. We deliver LPG to an estimated 10 million households using our own vehicle fleet and our network of more than 4,000 independent retailers. Ipiranga is the second largest fuel distributor in Brazil, with a network of approximately 5.5 thousand service stations and a 21% market share as of December 31, 2009. Oxiteno is one of the largest producers of ethylene oxide and its main derivatives in Latin America, a major producer of specialty chemicals and the sole producer of fatty-alcohols and related by-products in Latin America. Oxiteno has nine industrial units in Brazil, Mexico and Venezuela and commercial offices in the United States, Argentina, and Belgium. Ultracargo is the largest provider of storage for liquid bulk in Brazil, with seven terminals and storage capacity of approximately 625,000 cubic meters.

References in this annual report to “Ultrapar”, “we”, “our”, “us” and “the company” are to Ultrapar Participações S.A. and its consolidated subsidiaries (unless the context otherwise requires). In addition, all references in this annual report to:

•	“ABTL” are to Associação Brasileira de Terminais de Líquidos, the Brazilian Association of Liquid Bulk Terminal Operators”;

•	“ABIQUIM” are to Associação Brasileira da Indústria Química, the Brazilian Association of Chemical Industries;

•	“ADRs” are to the American Depositary Receipts evidencing our ADSs;

•	“ADSs” are to our American Depositary Shares, each representing one share of our non-voting preferred stock;

•	“am/pm” are to Ipiranga’s convenience stores franchise network that operate under the brand am/pm, managed by am/pm Comestíveis Ltda. and Conveniência Ipiranga Norte Ltda.;

•	“ANFAVEA” are to Associação Nacional dos Fabricantes de Veículos Automotores, the Brazilian Association of Vehicle Producers;

•	“ANP” are to the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis, the Brazilian oil, natural gas and biofuels regulatory agency;

•	“BM&FBovespa” are to the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros, the São Paulo Stock Exchange;

•	“Braskem” are to Braskem S.A.;

•	“Brazilian Central Bank,” “BACEN,” “Central Bank of Brazil” or “Central Bank” are to the Banco Central do Brasil, the Brazilian central bank;

•

“Brazilian Corporate Law” are to Law No. 6,404 enacted in December 1976, as amended by Law No. 9,457 enacted in May 1997, by Law No. 10,303 enacted in October 2001, and by Law No. 11,638 enacted in December 2007 and by Law No. 11,941/09 (former Provisional Measure 449/08) enacted in May 2009;

•	“Brazilian government” are to the federal government of the Federative Republic of Brazil;

•	“CBPI” are to Companhia Brasileira de Petróleo Ipiranga, a company that was merged into IPP in November 2009;

•	“CBL” are to Chevron Brasil Ltda. (currently IPP), a former subsidiary of Chevron that, together with Galena, held Texaco;

•	“Chevron” are to Chevron Latin America Marketing LLC and Chevron Amazonas LLC;

•	“Commission” or “SEC” are to the U.S. Securities and Exchange Commission;

•	“CVM” are to Comissão de Valores Mobiliários, the Brazilian securities authority;

•	“Deposit Agreement” are to the Deposit Agreement between Ultrapar Participações S.A. and the Bank of New York Mellon , dated July 12, 1999, and all subsequent amendments thereto;

•	“DPPI” are to Distribuidora de Produtos de Petróleo Ipiranga S.A., a company that was merged into CBPI in December 2008;

•	“EMCA” are to Empresa Carioca de Produtos Químicos S.A.;

•	“Galena” are to Sociedade Anônima de Óleo Galena Signal, a former subsidiary of Chevron that, together with CBL, held Texaco;

•	“Ipiranga” are to Ultrapar’s subsidiaries that operate in the fuel distribution business and related activities;

•

“Ipiranga Group” are to RPR, DPPI, CBPI, Ipiranga Química S.A. (“IQ”), Ipiranga Petroquímica S.A. (“IPQ”), Companhia Petroquímica do Sul S.A. (“Copesul”) and their respective subsidiaries prior to their sale to Ultrapar, Petrobras and Braskem;

•	“Ipiranga Group SPA” are to the Share Purchase Agreement entered into and among Ultrapar, with the consent of Petrobras and Braskem, and the Key Shareholders on March 18, 2007;

•

“Ipiranga Group Transaction Agreements” are to agreements related to the acquisition of Ipiranga Group by Ultrapar, Petrobras and Braskem. Each Ipiranga Group Transaction Agreement is incorporated by reference to Exhibits 2.6, 2.7, 2.8, 4.4, 4.5, 4.6 and 4.7 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007;

•	“IPP” are to Ipiranga Produtos de Petróleo S.A., formerly CBL;

•	“Key Shareholders” are to Ipiranga Group’s former controlling shareholders prior to the closing of the Ipiranga Group SPA;

•	“Latin America” are to countries in America other than the United States and Canada;

•	“LPG” are to liquefied petroleum gas;

•	“NYSE” are to the New York Stock Exchange;

•	“Northern Distribution Business” are to former CBPI’s fuel and lubricant distribution businesses located in the North, Northeast and Mid-West regions of Brazil;

•	“Oil Refining Operations” are to the oil refining operations of RPR;

•

“Oxiteno” are to Oxiteno S.A. – Indústria e Comércio, our wholly owned subsidiary and its subsidiaries that produce ethylene oxide and its principal derivatives, fatty alcohols and other specialty chemicals;

•	“Petrobras” are to Petróleo Brasileiro S.A.;

•	“Petrochemical Business” are to IQ, IPQ and IPQ’s stake in Copesul;

•	“Quattor” are to Quattor Participações S.A, acquired by Braskem in May 2010;

•	“Quattor Química” are to Quattor Química S.A., formerly Petroquímica União S.A., a subsidiary of Quattor;

•	“real”, “reais” or “R$” are to Brazilian reais, the official currency of Brazil;

•	“RPR” are to Refinaria de Petróleo Riograndense S.A. (formerly Refinaria de Petróleo Ipiranga S.A.), a company engaged in oil refining;

•	“SBP” are to Sociedade Brasileira de Participações Ltda., a company that was merged into IPP in August 2009;

•	“Securities Act” are to the U.S. Securities Act of 1933, as amended;

•	“Share Exchange” are to the exchanges of RPR’s, DPPI’s and CBPI’s preferred shares and any remaining common shares for Ultrapar’s preferred shares in connection with the acquisition of Ipiranga Group;

•	“Sindigás” are to the Brazilian Association of LPG Distributors;

•	“Sindicom” are to the Brazilian Association of Fuel Distributors;

•	“Southern Distribution Business” are to Ipiranga Group’s fuel and lubricant distribution businesses located in the South and Southeast regions of Brazil and their related activities;

•	“Texaco” are to the Texaco-branded fuels marketing business in Brazil, previously carried-out by CBL and Galena;

•	“TRR” are to Retail Wholesale Resellers, specialized resellers in the fuel distribution;

•	“Ultra S.A.” are to Ultra S.A. Participações, the controlling shareholder of Ultrapar;

•

“Ultracargo” are to Ultracargo Operações Logísticas e Participações Ltda., our wholly owned subsidiary and its subsidiaries that provide road transportation, storage, handling and logistics services for liquid bulk cargo;

•	“Ultragaz” are to Ultrapar’s subsidiaries that operate in the distribution of LPG;

•	“União Terminais” are to União Terminais e Armazéns Gerais Ltda., a company that was merged into Terminal Químico de Aratu S.A. – Tequimar in December 2008;

•	“União/Vopak” are to União/Vopak Armazéns Gerais Ltda., a company in which União Terminais had a 50% stake;

•	“Unipar” are to União das Indústrias Petroquímicas S.A.; and

•	“US$”, “dollars” or “U.S. dollars” are to the United States dollar.

The “Glossary of Petrochemical Industry Terms” that begins on page 143 provides definitions of certain technical terms used in this annual report. Unless otherwise specified, data related to (i) the Brazilian petrochemical industry included in this annual report were obtained from ABIQUIM, (ii) the LPG business were obtained from Sindigás and ANP, (iii) the fuel distribution business were obtained from Sindicom and ANP, and (iv) the liquid bulk storage industry were obtained from ABTL.

PRESENTATION OF FINANCIAL INFORMATION

Our audited consolidated financial statements include our consolidated balance sheets as of December 31, 2009 and 2008 and our consolidated statements of income, cash flows, changes in shareholders’ equity and value added for the years ended December 31, 2009, 2008 and 2007, as well as notes thereto. We have not included our consolidated balance sheets as of December 31, 2007, 2006 and 2005 and our consolidated statements of income, cash flows, changes in shareholders’ equity and value added including the notes thereto for the years ended in December 31, 2006 and 2005 in this annual report. The financial information presented in this annual report should be read in conjunction with our consolidated financial statements.

In April 2007, Ultrapar acquired the Southern Distribution Business and EMCA and a one-third stake in RPR as a result of the acquisition of the Ipiranga Group. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Ipiranga Group”. Accordingly, the financial information of the Southern Distribution Business and EMCA have been fully consolidated into Ultrapar’s financial statements and the financial information of RPR has been proportionally consolidated into Ultrapar’s financial statements since April 1, 2007.

In addition, between April 1, 2007 and January 1, 2008, EMCA’s financial information was consolidated into Ipiranga’s financial statements. Since January 1, 2008, EMCA’s financial information has been consolidated into Oxiteno, to reflect the effective management responsibility for the business. The financial information of Oxiteno and Ipiranga in this annual report prior to January 1, 2008 reflects the current consolidation retrospectively, which differs from those reported in the Annual Report Form 20-F for the year ended December 2007, filed with the SEC on June 7, 2007.

In June 2008, Ultrapar executed a sale and purchase agreement for the acquisition of 100% of the shares of União Terminais, a company engaged in the storage and handling of liquid bulk. In connection with this agreement, Ultrapar acquired port terminals in Santos and Rio de Janeiro in October 2008 and a 50% stake in União/Vopak, a company that owns a port terminal in Paranaguá (in the state of Paraná), in November 2008. The results of operations of the acquired businesses were consolidated into Ultrapar’s financial statements after their respective closing dates. Ultrapar’s financial statements as of and for the periods prior to such dates do not reflect any financial information of the acquired businesses. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of União Terminais”.

In August 2008, Ultrapar executed a sale and purchase agreement for the acquisition of Texaco’s fuel distribution business in Brazil, which was closed on March 31, 2009. The results of operations of the businesses acquired were consolidated into Ultrapar’s financial statements as from April 1, 2009. Ultrapar’s financial statements as of and for the periods prior to April 1, 2009 do not reflect any financial information of the acquired businesses. See “Item 4.A. Information on the Company — History and Development of the Company —  Description of the Acquisition of Texaco”.

On June 25, 2010 the exchange rate for reais into U.S. dollars was R$1.778 to US$1.00, based on the commercial selling rate as reported by the Central Bank. The commercial selling rate was R$1.741 to US$1.00 on December 31, 2009, and R$2.337 to US$1.00 on December 31, 2008. The real/dollar exchange rate fluctuates widely, and the current commercial selling rate may not be indicative of future exchange rates. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates” for information regarding exchange rates for the Brazilian currency. Solely for the convenience of the reader, we have translated some amounts included in “Item 3.A. Key Information — Selected Consolidated Financial Information” and elsewhere in this annual report from reais into U.S. dollars using the commercial selling rate as reported by the Central Bank at December 31, 2009 of R$1.741 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. Such translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

Segment information for our businesses is presented on an unconsolidated basis. Consequently, intercompany transactions have not been eliminated in segment information, and such information may differ from consolidated financial information provided elsewhere in this annual report. In addition, unless the context requires otherwise, segment information with respect to Ipiranga includes financial and operating information of Ipiranga before its acquisition by us. See “Item 7.B. Major Shareholders and Related Party Transactions — Related Party Transactions” for more information on intercompany transactions.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Brazilian GAAP and U.S. GAAP

Our consolidated financial statements were prepared in accordance with accounting policies derived from the Brazilian Corporate Law and CVM (“Brazilian GAAP”), including, with respect to our financial statements as of and for the years ended December 31, 2009 and 2008, Laws 11,638/07 and 11,941/09 (former Provisional Measure 449/08), which amended the accounting policies adopted in Brazil and were enacted on December 28, 2007 and May 27, 2009, respectively. Our financial information under Brazilian GAAP as of and for any period prior to the year ended December 31, 2008 does not reflect any changes resulting from Laws 11,638/07 and 11,941/09, as allowed by CVM. See Note 2 to our consolidated financial statements.

Brazilian GAAP differs in certain material respects from the accounting principles generally accepted in the United States of America (“U.S. GAAP”). See Note 24 to our consolidated financial statements for a summary of the differences between Brazilian GAAP and U.S. GAAP, and a reconciliation of shareholders’ equity as of December 31, 2009 and 2008 and net income for the years ended December 31, 2009, 2008 and 2007 from Brazilian GAAP to U.S. GAAP. During the year ended December 31, 2009, the Accounting Pronouncement Committee (Comitê de Pronunciamentos Contábeis), or CPC, issued and the CVM approved a series of accounting standards for the convergence of the Brazilian GAAP to the International Financial Reporting Standards (“IFRS”). These new standards apply as of and for the year ended December 31, 2010 and to the comparative financial information for the year ended December 31, 2009.

Market share and economic information

All market share information, unless otherwise specified, related to (i) the LPG business was obtained from Sindigás and ANP, (ii) the fuel distribution business was obtained from Sindicom and ANP, and (iii) the liquid bulk storage industry was obtained from ABTL. Unless otherwise specified, all macroeconomic data are obtained from the Instituto Brasileiro de Geografia e Estatística—IBGE, Fundação Getúlio Vargas—FGV and the Central Bank. Although we do not have any reason to believe any of this information is inaccurate in any material respect, we have not independently verified any such information.

FORWARD-LOOKING STATEMENTS

This annual report contains estimates and forward-looking statements subject to risks and uncertainties, including our plans, forecasts and expectations regarding future events, strategies and projections. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or revise any forward-looking statements after we distribute this annual report because of new information, future events and other factors. Words such as “believe”, “expect”, “may”, “will”, “plan”, “strategy”, “prospect”, “foresee”, “estimate”, “project”, “anticipate”, “can”, “intend” and similar words are intended to identify forward-looking statements. We have made forward-looking statements with respect to, among other things, our:

•	strategy for marketing and operational expansion;

•	capital expenditures forecasts; and

•	development of additional sources of revenue.

The risks and uncertainties described above include, but are not limited to:

•	general economic and business conditions, including the price of crude oil and other commodities, refining margins and prevailing foreign exchange rates;

•	competition;

•	ability to produce and deliver products on a timely basis;

•	ability to anticipate trends in the LPG, fuels, chemicals and logistics industries, including changes in capacity and industry price movements;

•	changes in official regulations;

•	receipt of official authorizations and licenses;

•	political, economic and social events in Brazil;

•	access to sources of financing and our level of indebtedness;

•	ability to integrate acquisitions;

•	regulatory issues relating to acquisitions;

•	instability and volatility in the financial markets;

•	availability of tax benefits; and

•	other factors contained in this 20-F under “Item 3.D. Key Information—Risk Factors”.

Forward-looking statements involve risks and uncertainties and are not a guaranty of future results. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this annual report might not occur and our future results may differ materially from those expressed in or suggested by these forward-looking statements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Consolidated Financial Data

We have selected the following consolidated financial data from our audited consolidated financial statements, for the periods indicated. You should read our selected consolidated financial data in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included in this annual report.

Our consolidated financial statements are prepared in reais in accordance with Brazilian GAAP, which differ in certain material respects from the U.S. GAAP. See Note 24 to our consolidated financial statements for a summary of the differences between Brazilian GAAP and U.S. GAAP.

The following table presents our selected financial information at the dates and for each of the periods indicated in Brazilian GAAP and, where indicated, in U.S. GAAP. The consolidated balance sheet information as of December 31, 2009 and 2008 and the consolidated statements of income, cash flows, changes in shareholders’ equity and value added for the years ended December 31, 2009, 2008 and 2007 are derived from our audited consolidated financial statements included in this annual report. The consolidated balance sheet information as of December 31, 2007, 2006 and 2005 and the consolidated statements of income, cash flows, changes in financial position and changes in shareholders’ equity for the years ended December 31, 2006 and 2005 are derived from our audited consolidated financial statements that are not included in this annual report.

Our consolidated financial statements were prepared in accordance with accounting policies derived from Brazilian GAAP, including, with respect to our financial statements as of and for the years ended December 31, 2009 and 2008, Laws 11,638/07 and 11,941/09 (former Provisional Measure 449/08), which amended the accounting policies adopted in Brazil and were enacted on December 28, 2007 and May 27, 2009, respectively. Our financial information under Brazilian GAAP as of and for any period prior to the year ended December 31, 2008 does not reflect any changes resulting from Laws 11,638/07 and 11,941/09, as allowed by CVM. See Note 2 to our consolidated financial statements.

	Year Ended December 31
	2009(1)	2009	2008	2007	2006	2005
	(in millions, except per share data)
Income Statements:	US$	R$	R$	R$	R$	R$
Gross revenue from sales and services	21,738.7	37,851.4	29,536.4	20,841.1	5,229.9	5,158.0
Deductions	(996.7)	(1,735.5)	(1,268.4)	(919.8)	(435.8)	(464.2)

Net revenue from sales and services	20,742.0	36,115.9	28,268.0	19,921.3	4,794.1	4,693.8
Cost of products and services sold	(19,189.1)	(33,412.0)	(26,152.3)	(18,224.2)	(3,859.9)	(3,783.4)

Gross income	1,552.9	2,703.9	2,115.7	1,697.1	934.2	910.4
Operating (expenses) revenues
Selling, general and administrative expenses	(1,038.5)	(1,808.2)	(1,424.4)	(1,223.3)	(605.1)	(551.7)
Other net operating income	11.1	19.3	22.1	12.3	1.3	(0.4)

Total operating expenses	(1,027.4)	(1,788.9)	(1,402.3)	(1,211.0)	(603.8)	(552.1)

Operating income before financial income and other income	525.5	915.0	713.4	486.1	330.4	358.3

	Year Ended December 31
	2009(1)	2009	2008	2007	2006	2005
	(in millions, except per share data)
Net financial income (expense)	(159.8)	(278.2)	(168.8)	(119.4)	30.6	(27.3)
Other income	11.7	20.3	11.2	8.8	(18.5)	(1.8)

Income before income and social contribution taxes, equity in income of affiliates and employees statutory interest	377.4	657.1	555.8	375.5	342.5	329.2
Income tax and social contribution	(107.5)	(187.0)	(151.6)	(85.9)	(56.1)	(28.8)
Income before equity in income of affiliates and employees statutory interest	269.9	470.1	404.2	289.6	286.4	300.4
Equity in income of affiliates	0.1	0.2	—	0.6	1.0	1.6

Employees statutory interest	—	—	(9.4)	(7.3)	—	—

Net income for the year	270.2	470.3	394.8	282.9	287.4	302.0
Net income attributable to Ultrapar	268.1	466.7	390.3	181.9	282.1	299.2
Net income attributable to non-controlling interests(2)	2.1	3.6	4.5	101.0	5.3	2.8
Earnings per share(3)	1.97	3.43	2.87	2.19	3.55	3.73

Dividends per common share(4)	1.19	2.08	1.78	1.78	1.78	1.94

Dividends per preferred share(4)	1.19	2.08	1.78	1.78	1.78	1.94

Other financial data
Cash flows from operating activities(5)	792.9	1,380.6	373.5	468.2	384.3	410.0
Cash flows from investing activities(5)	(826.9)	(1,439.8)	(1,299.0)	(999.4)	(915.5)	(676.3)
Cash flows from financing activities(5)	(388.6)	676.7	1,330.4	1,061.7	(183.6)	762.0
Depreciation and amortization(6)	252.3	439.3	375.5	300.6	185.8	187.7

Adjusted EBITDA(7)	777.8	1,354.4	1,079.4	779.4	516.2	546.0
Net cash (debt)(8)	(1,182.9)	(2,059.6)	(1,538.2)	(1,434.1)	120.7	191.2
Number of common shares (in thousands)(9)	49,429.9	49,429.9	49,429.9	49,429.9	49,429.9	49,429.9
Number of preferred shares (in thousands)(9)	86,666.1	86,666.1	86,666.1	86,666.1	31,895.5	31,895.5

U.S. GAAP:
Net income attributable to Ultrapar(11)	222.8	387.9	415.2	217.5	280.5	288.9
Basic and diluted earnings per common share(10)(11)	1.67	2.90	3.09	2.55	3.46	3.57
Basic and diluted earnings per preferred share(10)(11)	1.67	2.90	3.09	2.55	3.46	3.57
Depreciation and amortization	242.1	421.6	288.6	220.7	143.9	137.4

(1)	The figures in reais for December 31, 2009 have been converted into dollars using the exchange rate of US$1.00 = R$1.741, which is the commercial rate reported by the Central Bank on this date. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this annual report as a statement that the amounts in reais currently represent such values in U.S. dollars. Additionally, you should not interpret such conversions as statements that the amounts in reais have been, could have been or could be converted into U.S. dollars at this or any other foreign exchange rates. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates”.
(2)	Non-controlling interests of Ultrapar’s results amounted to R$101 million in 2007, reflecting the stake held by minority shareholders of RPR, DPPI and CBPI prior to the Share Exchange. As of September 30, 2007, Ultrapar held, directly and indirectly, 11.52% of CBPI’s total shareholder capital, 32.45% of DPPI’s total shareholder capital and 30.02% of RPR’s total shareholder capital. After the Share Exchange in December 2007, the correspondent portion of the minority interest in these companies was reduced and, since October 2007, Ultrapar consolidates 100% of the results of the businesses acquired.
(3)	Net earnings per share are calculated based on the net income attributable to Ultrapar and the weighted average shares outstanding during each of the periods presented. Under Brazilian GAAP, net earnings per share are not retroactively adjusted for the stock dividend but are retroactively adjusted for the reverse stock split described under “Item 4.A. Information on the Company — History and Development of the Company”.
(4)	See “Item 8.A. Financial Information — Consolidated Statements and Other Financial Information — Dividend and Distribution Policy” for information regarding declaration and payment of dividends. Dividends per share do not reflect any adjustments related to the stock dividend described under “Item 4.A. Information on the Company — History and Development of the Company”.

(5)	Cash flow information has been derived from our consolidated financial statements prepared in accordance with Brazilian GAAP. See our consolidated financial statements.
(6)	Represents depreciation and amortization expenses included in cost of products and services sold and in selling, general and administrative expenses.
(7)	The purpose of including adjusted EBITDA information is to provide a measure for assessing our ability to generate cash from our operations. Adjusted EBITDA is equal to net income before non-controlling interests, equity in income of affiliates, income tax and social contribution, other income, net financial income (expense) and depreciation and amortization. In managing our business we rely on adjusted EBITDA as a means for assessing our operating performance and a portion of our employee profit sharing plan is linked to adjusted EBITDA performance. Because adjusted EBITDA excludes equity in income of affiliates, income tax and social contribution, other income, net financial income (expense), depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or effective tax rates, or levels of other income, depreciation and amortization. Accordingly, we believe that this type of measurement is useful for comparing general operating performance from period to period and making certain related management decisions. We also calculate adjusted EBITDA in connection with covenants related to some of our financing. We believe that adjusted EBITDA enhances the understanding of our financial performance and our ability to satisfy principal and interest obligations with respect to our indebtedness as well as to fund capital expenditures and working capital requirements. Adjusted EBITDA is not a measure of financial performance under U.S. GAAP or Brazilian GAAP. Adjusted EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. Adjusted EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation or capital expenditures and associated charges.

The tables below provide a reconciliation of our net income to our adjusted EBITDA, of our operating income before financial income and other income to our adjusted EBITDA and of the operating income before financial income and other income of Ultragaz, Ipiranga, Oxiteno and Ultracargo and their respective Adjusted EBITDA for the years ended December 31, 2009, 2008, 2007, 2006 and 2005:

	Ultrapar
	Reconciliation of net income to adjusted EBITDA
	Year ended December 31,
	2009	2008	2007	2006	2005
	(in millions of reais)
Net income for the year	470.3	394.8	282.9	287.4	302.0
Equity in income of affiliates	(0.2)	—	(0.6)	(1.0)	(1.6)
Income tax and social contribution	187.0	151.6	85.9	56.1	28.8
Other income	(20.3)	(11.2)	(8.8)	18.5	1.8
Net financial income (expense)	278.2	168.8	119.4	(30.6)	27.3
Depreciation and amortization	439.3	375.5	300.6	185.8	187.7

Adjusted EBITDA	1,354.4	1,079.4	779.4	516.2	546.0

	Ultrapar
	Reconciliation of operating income before financial income and other income to adjusted EBITDA
	Year ended December 31,
	2009	2008	2007	2006	2005
	(in millions of reais)
Operating income before financial income and other income	915.0	713.4	486.1	330.4	358.3
Depreciation and amortization	439.3	375.5	300.6	185.8	187.7
Employees statutory interests	—	(9.4)	(7.3)	—	—

Adjusted EBITDA	1,354.4	1,079.4	779.4	516.2	546.0

	Ultragaz
	Reconciliation of operating income before financial income and other income to adjusted EBITDA
	Year ended December 31,
	2009	2008	2007	2006	2005
	(in millions of reais)
Operating income before financial income and other income	162.3	87.9	132.3	167.3	77.8
Depreciation and amortization	119.0	122.9	119.5	113.2	117.3

Adjusted EBITDA	281.4	210.8	251.8	280.5	195.1

	Ipiranga
	Reconciliation of operating income before financial income and other income to adjusted EBITDA
	Year ended December 31,
	2009	2008	2007	2006	2005
	(in millions of reais)
Operating income before financial income and other income	622.6	515.7	260.6	n.a.	n.a.
Depreciation and amortization	154.9	96.9	68.4	n.a.	n.a.
Employees statutory interests	—	(9.4)	(7.3)	n.a.	n.a.

Adjusted EBITDA	777.5	603.2	321.7	n.a.	n.a.

	Oxiteno
	Reconciliation of operating income before financial income and other income to adjusted EBITDA
	Year ended December 31,
	2009	2008	2007	2006	2005
	(in millions of reais)
Operating income before financial income and other income	40.7	154.2	108.1	146.3	257.9
Depreciation and amortization	104.1	55.8	49.3	45.3	42.3

Adjusted EBITDA	144.8	210.0	157.4	191.6	300.2

	Ultracargo
	Reconciliation of operating income before financial income and other income to adjusted EBITDA
	Year ended December 31,
	2009	2008	2007	2006	2005
	(in millions of reais)
Operating income before financial income and other income	52.5	7.3	14.6	11.4	17.2
Depreciation and amortization	52.3	43.3	28.4	26.6	27.1

Adjusted EBITDA	104.8	50.6	43.0	38.0	44.3

(8)	Net cash (debt) is included in this document in order to provide the reader with information relating to our overall indebtedness and financial position. Net cash (debt) is not a measure of financial performance or liquidity under U.S. GAAP or Brazilian GAAP. In managing our businesses we rely on net cash (debt) as a means of assessing our financial condition. We believe that this type of measurement is useful for comparing our financial condition from period to period and making related management decisions. Net cash (debt) is also used in connection with covenants related to some of our financings. The table below provides a reconciliation of our consolidated balance sheet data to the net cash (debt) positions shown in the table, for the years ended December 2009, 2008, 2007, 2006 and 2005.

	Ultrapar
	Reconciliation of cash and cash equivalents to net cash (debt)
	Year ended December 31,
	2009	2008	2007	2006	2005
	(in millions of reais)
Cash and cash equivalents	1,887.5	1,275.1	862.4	385.1	1,114.2
Short-term financial investments	427.5	851.4	845.3	737.3	184.8
Long-term financial investments	7.2	7.2	120.8	548.0	372.7
Short-term loans and financing and finance lease	(1,057.9)	(1,658.1)	(674.7)	(155.1)	(184.0)
Short-term debentures	(1.4)	—	(1,228.7)	(12.8)	(17.9)
Long-term loans and financing and finance lease	(2,136.0)	(2,013.8)	(1,009.2)	(1,081.8)	(978.6)
Long-term debentures	(1,186.5)	—	(350.0)	(300.0)	(300.0)

Net cash (debt) position	(2,059.6)	(1,538.2)	(1,434.1)	120.7	191.2

(9)	The number of shares is retroactively adjusted for the reverse stock split that occurred in 2005.
(10)	The calculation of earnings per share is retroactively adjusted for stock dividends and reverse stock split for all the periods presented.
(11)	The calculation of net income and earnings per share is retroactively adjusted for the effect of a change in an accounting policy for the period of 2005.

	As of December 31,
	2009(1)	2009	2008	2007	2006	2005
	(in millions of U.S. dollars or reais, where indicated)
Consolidated Balance Sheet Data	US$	R$	R$	R$	R$	R$
Current assets
Cash and cash equivalents	1,084.0	1,887.5	1,275.1	862.4	385.1	1,114.2
Financial investments	245.5	427.5	851.4	845.3	737.3	184.8
Trade accounts receivable	926.1	1,612.5	1,429.3	1,344.4	360.0	343.3
Inventories	541.1	942.2	1,033.7	631.1	217.2	191.7
Recoverable taxes	183.9	320.2	311.9	202.6	117.8	62.9
Other	130.3	226.9	234.4	1,894.7	42.0	39.4

	3,111.0	5,416.8	5,135.8	5,780.5	1,859.4	1,936.3

Non-current assets
Trade accounts receivable	194.2	338.2	210.1	176.9	19.2	—
Financial investments	4.1	7.2	7.2	120.8	548.0	372.7
Related companies	4.4	7.6	5.6	12.9	7.4	3.7
Deferred income and social contribution taxes	271.5	472.7	408.7	119.6	58.2	61.0
Recoverable taxes	30.6	53.2	43.0	68.7	65.3	46.8
Other	83.1	144.7	81.2	77.0	28.7	49.3

	587.9	1,023.6	755.8	575.9	726.8	533.5

Investments	13.4	23.3	33.9	47.0	30.8	32.3
Property, plant and equipment and intangible assets	2,673.9	4,655.8	3,726.1	2,335.8	1,172.8	1,072.7
Deferred charges	5.6	9.8	15.6	570.1	112.3	98.3

	2,692.9	4,688.9	3,775.6	2,952.9	1,315.9	1,203.3

TOTAL ASSETS	6,391.7	11,129.3	9,667.2	9,309.3	3,902.1	3,673.1

Current liabilities
Loans, financing, debentures and finance lease	608.4	1,059.3	1,658.1	1,903.4	167.9	201.9
Trade payables	512.2	891.9	614.2	582.7	112.5	90.9
Salaries and related charges	101.4	176.5	164.6	123.2	81.2	66.1
Post-employment benefits	6.9	12.0	8.8	8.8	—	—
Dividends payable	98.0	170.7	127.0	285.1	101.4	103.9
Provision for contingencies	13.2	23.0	32.5	14.9	—	—
Other	111.2	193.6	142.5	175.7	20.8	25.5

	1,451.3	2,527.0	2,747.7	3,093.8	483.8	488.3

Non-current liabilities
Financing, debentures and finance leases	1,908.2	3,322.5	2,013.8	1,359.2	1,381.8	1,278.6
Related companies	2.4	4.1	4.4	4.7	4.7	5.0
Provision for contingencies	156.0	271.7	103.5	112.0	36.5	54.7
Post-employment benefits	51.7	90.0	77.7	85.1	—	—
Other	28.5	49.7	31.8	18.8	28.7	26.8

	2,146.8	3,738.0	2,231.2	1,579.8	1,451.7	1,365.1

TOTAL LIABILITIES	3,598.1	6,265.0	4,978.9	4,673.6	1,935.5	1,853.4

Shareholders’ equity
Share capital	2,123.1	3,696.8	3,696.8	3,696.8	946.0	946.0
Capital reserve	0.7	1.3	0.9	0.9	0.6	0.3
Revaluation reserve	4.7	8.2	10.3	11.6	13.0	15.0
Profit reserves and treasury shares	650.4	1,132.4	940.0	891.6	973.9	828.8
Valuation adjustment	(2.4)	(4.1)	(6.2)	—	—	—
Cumulative translation adjustments	(3.0)	(5.3)	8.3	—	—	—
Non-controlling interests	20.1	35.0	38.2	34.8	33.1	29.6

TOTAL SHAREHOLDERS’ EQUITY	2,793.6	4,864.3	4,688.3	4,635.7	1,966.6	1,819.7

	As of December 31,
	2009(1)	2009	2008	2007	2006	2005
	(in millions of U.S. dollars or reais, where indicated)
Consolidated Balance Sheet Data	US$	R$	R$	R$	R$	R$
TOTAL LIABILITIES SHAREHOLDER’S EQUITY	6,391.7	11,129.3	9,667.2	9,309.3	3,902.1	3,673.1

U.S. GAAP
Total assets	6,384.4	11,115.2	9,726.5	9,354.9	3,843.5	3,610.0

Total shareholders’ equity(2)(3)	2,782.0	4,844.1	4,734.5	4,676.4	1,905.2	1,759.0

(1)	The figures in reais for December 31, 2009 have been converted into dollars using the exchange rate of US$1.00 = R$1.741, which is the commercial rate reported by the Central Bank on this date. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this annual report as a statement that the amounts in reais currently represent such values in U.S. dollars. Additionally, you should not interpret such conversions as statements that the amounts in reais have been, could have been or could be converted into U.S. dollars at this or any other foreign exchange rates. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates”.
(2)	Includes non-controlling interests for all periods presented as required by Accounting Standards Codification 810 (ASC 810). See Note 24(I)(w) to our consolidated financial statements.
(3)	Shareholders’ equity as of December 31, 2005 was retroactively adjusted to reflect changes in accounting policies as from January 2006.

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

On March 4, 2005, the National Monetary Council enacted Resolution No. 3,265, pursuant to which the commercial rate exchange market and the floating rate exchange market were unified in a sole exchange market, effective as of March 14, 2005. The new resolution allows, subject to certain procedures and specific regulatory provisions, the purchase and sale of foreign currency and the international transfer of reais by a person or legal entity, without limitation of the amount involved; provided, however, the transaction is legal. Foreign currencies may only be purchased through financial institutions domiciled in Brazil authorized to operate in the exchange market.

From 2003 to 2007, the real appreciated 39% against the U.S. dollar. In 2008, the worsening of the global financial crisis from mid-September onwards led to a sharp reduction in the flow of capital to Brazil that resulted in a 32% real devaluation, reversing the real appreciation trend in place since 2003. However, in 2009, the quick rebound of the Brazilian economy has driven the inflow of foreign investments in the country, thus contributing to a 25% appreciation of the real against the U.S. dollar in 2009 – the highest appreciation in the decade. From January 1, 2010 to June 25, 2010 the real resumed its depreciation, and, as a result, depreciated 2% against the U.S. dollar in the period.

It is not possible to predict whether the real will remain at its present level and what impact the Brazilian government’s exchange rate policies may have on us.

On June 25, 2010, the exchange rate for reais into U.S. dollars was R$1.778 to US$1.00, based on the commercial selling rate as reported by the Central Bank. The following table sets forth information on prevailing commercial foreign exchange selling rates for the periods indicated, as published by the Central Bank on its electronic information system, SISBACEN, using PTAX 800, Option 5.

	Exchange rates of nominal reais per US$1.00
	High	Low	Average		Period-Ended
Year Ended
December 31, 2005	2.762	2.163	2.412	(1)	2.341
December 31, 2006	2.371	2.059	2.168	(1)	2.138
December 31, 2007	2.156	1.733	1.930	(1)	1.771
December 31, 2008	2.500	1.559	1.833	(1)	2.337
December 31, 2009	2.422	1.702	1.990	(1)	1.741

Month Ended
January 31, 2010	1.875	1.723	1.799	(2)	1.875
February 28, 2010	1.877	1.805	1.841	(2)	1.811
March 31, 2010	1.823	1.764	1.793	(2)	1.781
April 30, 2010	1.781	1.731	1.756	(2)	1.731
May 31, 2010	1.881	1.732	1.806	(2)	1.817
June 30, 2010 (through June 25)	1.866	1.766	1.816	(2)	1.778

(1)	Average of the foreign exchange rates on the last day of each month in the period.
(2)	Average of the high and low foreign exchange rates for each month.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Investing in our preferred shares and ADSs involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this annual report in evaluating an investment in our preferred shares or ADSs. Our business, results of operations, cash flow, liquidity and financial condition could be harmed if any of these risks materializes and, as a result, the trading price of the preferred shares or the ADSs could decline and you could lose a substantial part or even all of your investment.

We have included information in these risk factors concerning Brazil based on information that is publicly available.

Risks Relating to Ultrapar and Its Industries

Petrobras is the only supplier of LPG and the main supplier of oil-based fuels in Brazil. Fuel distributors in Brazil, including Ipiranga, have formal contracts with Petrobras for the supply of oil-based fuels. Ultragaz has a formal contract with Petrobras for the supply of LPG. Any interruption in the supply of LPG or oil-based fuels from Petrobras would immediately affect Ultragaz or Ipiranga’s ability to provide LPG and oil-based fuels to their customers.

Prior to 1995, Petrobras held a constitutional monopoly for the production and importation of petroleum products in Brazil. Although the Brazilian government terminated Petrobras’ monopoly in November 1995, Petrobras effectively remains the sole provider of LPG and oil-based fuels in Brazil. Currently, Ultragaz and all other LPG distributors in Brazil purchase all or nearly all LPG from Petrobras. Ultragaz’s net sales and services represented 10% of our consolidated net sales and services for the year ended December 31, 2009. The procedures for ordering and purchasing LPG from Petrobras are generally common to all LPG distributors — including Ultragaz. For more details, see “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Supply of LPG”.

With respect to fuel distribution, Petrobras also supplied nearly all of Ipiranga and other distributors’ oil-based fuel requirements in 2009. Petrobras’ supply to Ipiranga is governed by an annual contract, under which the supply volume is established based on the volume purchased in the previous year. Ipiranga’s net sales and services represented 84% of our consolidated net sales and services for the year ended December 31, 2009.

The last significant interruption in the supply of oil derivatives by Petrobras to LPG and fuel distributors occurred during the 1995 strike by Petrobras employees. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Industry and Regulatory Overview” and “Item 4.B. Information on the Company — Business Overview — Fuel Distribution — Industry and Regulatory Overview”.

Significant interruptions of LPG and oil-based fuel supply from Petrobras may occur in the future. Any interruption in the supply of LPG or oil-based fuels from Petrobras would immediately affect Ultragaz or Ipiranga’s respective ability to provide LPG or oil-based fuels to its customers. If we are not able to obtain an adequate supply of LPG or oil-based fuels from Petrobras under acceptable terms, we may seek to meet our demands through LPG or oil-based fuels purchased on the international market. The average cost of LPG and oil based fuels in the international market has been historically higher than the price we obtained through Petrobras. As a result, any such interruption could increase our purchase costs and, as a result, adversely affect our operating margins.

Intense competition in the LPG and in the Brazilian fuel distribution market may affect our operating margins.

The Brazilian LPG market is very competitive in all segments — residential, commercial and industrial. Petrobras, our supplier of LPG, and other major companies with greater resources than we possess participate in the Brazilian LPG distribution market. Intense competition in the LPG distribution market could lead to lower sales volumes and increased marketing expenses which may have a material adverse effect on our operating margins. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Industry and Regulatory Overview — The role of Petrobras” and “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Competition”.

The Brazilian fuel distribution market is highly competitive in both the retail and wholesale segments. Petrobras, our supplier of oil-derivative products, and other major companies with greater resources than we possess participate in the Brazilian fuel distribution market. Intense competition in the fuel distribution market could lead to lower sales volumes and increased marketing expenses which may have a material adverse effect on our operating margins. See “Item 4.B. Information on the Company — Business Overview — Fuel Distribution — Industry and Regulatory Overview — The role of Petrobras” and “Item 4.B. Information on the Company — Business Overview — Fuel Distribution — Ipiranga — Competition”. In addition, a number of small local and regional distributors entered the Brazilian fuel distribution market in the late 90s, after the market was deregulated, which further increased competition in such market.

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

Although the Brazilian government has taken measures to inhibit these practices, if such practices become more prevalent, Ipiranga could suffer from a reduction in sales volume and an increase in marketing expenses, which could have a material adverse effect on our operating margins.

LPG competes with alternative sources of energy. Competition with and the development of alternative sources of energy in the future may adversely affect the LPG market.

LPG competes with alternative sources of energy, such as natural gas, wood, diesel, fuel oil and electricity. Natural gas is currently the principal source of energy against which we compete. Natural gas is currently less expensive than LPG for industrial consumers who purchase large volumes, but more expensive for residential consumers. In addition, supply of natural gas requires significant investments in pipelines. Changes in relative prices or the development of alternative sources of energy in the future may adversely affect the LPG market and consequently our business, financial results and results of operations. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Competition”.

Ethylene, the principal raw material used in our petrochemical operations, comes from limited supply sources. Any reduction in the supply of ethylene would have an immediate impact on Oxiteno’s production and results of operations.

All second generation petrochemical producers in Brazil that use ethylene as their key raw material, including Oxiteno, our subsidiary involved in the production and sale of chemical and petrochemical products, purchase ethylene from Brazilian suppliers. Approximately 3% of our net sales are derived from the sale of chemical products that require ethylene. Oxiteno purchases ethylene from two of Brazil’s three naphtha crackers, which are the sole sources of ethylene in Brazil. Pursuant to long-term contracts, Braskem supplies all of our ethylene requirements at our plant located at Camaçari and Quattor Química supplies all of our ethylene requirements at our plant located at Mauá. For more detailed information about these contracts see “Item 5.F. Operating and Financial Review and Prospects — Tabular Disclosure of Contractual Obligations”. In January 2010, Braskem announced the acquisition of Quattor, which was concluded in May 2010. Given its characteristics, ethylene is difficult and expensive to store and transport, and cannot be easily imported to Brazil. Therefore, Oxiteno is almost totally dependent on ethylene produced at Braskem (including ethylene produced at Quattor Química) for its supply. For the year ended December 31, 2009, Brazilian ethylene imports totaled approximately 21 tons, representing less than 0.01% of Brazil’s installed capacity.

Due to ethylene’s chemical characteristics, Oxiteno does not store any quantity of ethylene, and reductions in supply from Braskem (including Quattor Química) would have an immediate impact on our production and results of operations. We are currently investing in the ethylene oxide production capacity expansion in Camaçari and we have agreed with Braskem on an additional ethylene supply after this expansion is completed. See “Item 4.A. Information on the Company — History and Development of the Company — Investments”. If we further expand our production capacity, there is no assurance that we will be able to obtain additional ethylene from Braskem (including Quattor Química). In addition, Petrobras is the principal supplier of naphtha to crackers in Brazil, and any interruption in the supply of naphtha from Petrobras to the crackers could adversely impact their ability to supply ethylene to Oxiteno.

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

The price of ethylene, which is the principal component of Oxiteno’s cost of sales and services, is directly linked to the price of naphtha, which, in turn, is largely linked to the price of crude oil. Consequently, ethylene prices are subject to fluctuations in international oil prices. A significant increase in the price of crude oil and, consequently, naphtha and ethylene, could increase our costs, which could have a material adverse effect on Oxiteno’s results of operations.

The reduction in import tariffs on petrochemical products can reduce our competitiveness in relation to imported products.

Final prices paid by importers of petrochemical products include import tariffs. Consequently, import tariffs imposed by the Brazilian government affect the prices we can charge for our products. The Brazilian government’s negotiation of commercial and free trade agreements may result in reductions in Brazilian import duties on petrochemical products, which generally range between 12% and 14%, and may reduce the competitiveness of Oxiteno’s products vis-à-vis imported petrochemical products.

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

In 2007, a new legislation entitled REACH (Registration Evaluation Authorization of Chemicals) was established by the European Union, focusing on controlling the production, imports and utilization of chemical products in the region. According to REACH, all the chemical products exported to the European Union must be registered by the exporting company through the submission of information regarding properties, uses and safety of each product that will be analyzed by the European Regulatory Agency for authorization. In 2009, 3% of the volume sold by Oxiteno was exported to this region. Oxiteno is in compliance with the current requirements of this legislation. We cannot guarantee the effect that amendments to this new legislation could have on any product we export to the European Union, or whether similar legislation may come into force in other regions.

Changes in these laws and regulations, or changes in their enforcement, could adversely affect us by increasing our cost of compliance or operations. In addition, new laws or additional regulations, or more stringent interpretations of existing laws and regulations, could require us to spend additional funds on related matters in order to stay in compliance, thus increasing our costs and having an adverse effect on our results. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Industry and Regulatory Overview — Environmental, health and safety standards”, “Item 4.B. Information on the Company — Business Overview — Fuel Distribution — Industry and Regulatory Overview — Environmental, health and safety standards, “Item 4.B. Information on the Company — Business Overview — Petrochemicals and Chemicals — Industry and Regulatory Overview — Environmental, health and safety standards” and “Item 4.B. Information on the Company — Business Overview — Logistics — Ultracargo — Transportation Regulation”.

The production, storage and transportation of LPG, fuels and petrochemicals are inherently hazardous.

The complex operations we perform at our plants involve a variety of safety and other operating risks, including the handling, production, storage and transportation of highly inflammable, explosive and toxic materials. These risks could result in personal injury and death, severe damage to or destruction of property and equipment and environmental damage. A sufficiently large accident at one of our plants, service stations or storage facilities could force us to suspend our operations temporarily and result in significant remediation costs and loss of revenues. In addition, insurance proceeds may not be available on a timely basis and may be insufficient to cover all losses. Equipment breakdowns, natural disasters and delays in obtaining imports or required replacement parts or equipment can also affect our manufacturing operations and consequently our results from operations.

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

We are entitled to federal tax benefits providing for income tax exemption or reduction for our activities in the northeast region of Brazil. These benefits have defined terms and may be cancelled or suspended at any time if we do not comply with our commitment, to distribute to our shareholders the amounts under the benefits or if the relevant tax authorities decide to suspend or cancel our benefits. As a result, we may become liable for the payment of related taxes at the full tax rates. If we are not able to renew such benefits, or if we are only able to renew them under terms that are substantially less favorable than expected, our results of operations may be adversely affected. Income tax exemptions amounted to R$20.6 million, R$40.3 million and R$35.2 million, respectively, for the years ended December 31, 2009, 2008 and 2007. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Income tax exemption status,” “Item 4.B. Information on the Company — Business Overview — Petrochemicals and Chemicals — Oxiteno — Income tax exemption status” and “Item 4.B. Information on the Company — Business Overview — Logistics — Ultracargo — Income tax exemption status”.

We are currently controlled by members of our founding family and our senior management, which substantially limits the ability of other shareholders to control the direction of our business.

Our senior management and the members of our founding family indirectly control approximately 66% of our voting shares through their control of Ultra S.A. This level of control enables Ultra S.A. to elect the majority of our directors and to determine the outcome of substantially all actions requiring shareholder approval. See “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders — Shareholders’ Agreements”. Accordingly, minority shareholders, including holders of preferred shares or ADSs, have limited ability to control the direction of our business.

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

As a result of the acquisitions of Ipiranga, União Terminais and Texaco, Ultrapar has assumed certain liabilities of the businesses acquired and all the risks related to those liabilities.

Ultrapar has assumed certain liabilities of the business acquired in the acquisitions of Ipiranga, União Terminais and Texaco; therefore, certain existing financial obligations, legal liabilities or other known and unknown contingent liabilities or risks of the businesses acquired have become the responsibility of Ultrapar. See “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness” for more information regarding the financial obligations assumed by Ultrapar in connection with the acquisitions of Ipiranga and União Terminais. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments” for more information in connection with the acquisition of Texaco.

These liabilities may cause Ultrapar to be required to make payments, incur charges or take other actions that may adversely affect Ultrapar’s financial position and results of operations and the price of Ultrapar’s preferred shares.

Our business may be vulnerable to disruptions and volatility in the global financial markets.

From mid-2007 to mid-2008, the global financial system has experienced difficult credit and liquidity conditions and disruptions leading to greater volatility. In September 2008, global financial markets deteriorated and a number of major foreign financial institutions experienced significant difficulties, including inadequate liquidity. However, the initiatives adopted by several governments to minimize the effects of the crisis through monetary and tax policies contributed to the economic recovery of certain countries, particularly in emerging markets, including Brazil.

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

Our reported financial condition and results could be adversely affected by changes in Brazilian accounting principles due to the convergence to IFRS.

Brazilian accounting principles have been undergoing rapid change pursuant to legislation adopted late in 2007, requiring, among other things, that Brazilian accounting standard-setters move toward convergence with IFRS, which will be mandatory by 2010. Accounting changes that took effect in 2008 have been given effect for the years 2007 and 2008 presented in our audited consolidated financial statements and are described in “Presentation of Financial Information” and Note 2 to the audit consolidated financial statements. Many new accounting standards have been adopted and are currently being implemented. Others are expected in the near future. Although we believe our results would not be materially affected by these new rules, we cannot predict if the changes will have a significant effect on our financial statements in the future. These effects could include reducing our reported revenues, operating income or net income, or adversely affecting our balance sheet.

Rising climate change concerns could lead to additional regulatory measures that may result in increased costs of operation and compliance, as well as a decrease in demand for our products.

Due to concern over the risk of climate change, a number of countries, including Brazil, have adopted, or are considering the adoption of, regulatory frameworks to, among other things, reduce greenhouse gas emissions. These include adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. These requirements could reduce demand for hydrocarbons, as well as shifting hydrocarbon demand toward relatively lower-carbon sources. In addition many governments are providing tax advantages and other subsidies and mandates to make alternative energy sources more competitive against oil and gas. Governments are also promoting research into new technologies to reduce the cost and increase the scalability of alternative energy sources, all of which could lead to a decrease in demand for our products. In addition, current and pending greenhouse gas regulations may substantially increase our compliance costs and, as a result, increase the price of the products we produce or distribute.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions could adversely affect our businesses and the market price of our preferred shares and ADSs.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes substantial changes in policy and regulations. The Brazilian government’s actions to control inflation and affect other policies and regulations have involved wage and price controls, currency devaluations, capital controls, and limits on imports, among other measures. Our business, financial condition and results of operations may be adversely affected by changes in policy or regulations involving or affecting tariffs, exchange controls and other matters, as well as factors such as:

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

Brazil has in the past experienced extremely high rates of inflation. Inflation and some of the Brazilian government’s measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy. Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than that in previous periods. However, during the last several years, the economy has experienced increasing inflation rates and actions taken in an effort to curb inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. According to the Índice Geral de Preços-Mercado, or IGP-M, an inflation index, the Brazilian general price inflation rates were 1.7% deflation in 2009, and inflation of 9.8% in 2008, 7.8% in 2007 and 3.8% in 2006. From January 2010 to May 2010 IGP-M index was 4.8%. According to the Índice Nacional de Preços ao Consumidor Amplo, or IPCA, an inflation index to which Brazilian government’s inflation targets are linked, inflation in Brazil was 4.3% in 2009, 5.9% in 2008, 4.5% in 2007 and 3.1% in 2006. From January 1, 2010 to May 31, 2010, inflation as measured by IPCA was 3.1%.

Brazil may experience high levels of inflation in the future. Our operating expenses are substantially in reais and tend to increase with Brazilian inflation. Inflationary pressures may also hinder our ability to access foreign financial markets or may lead to further government intervention in the economy, including the introduction of government policies that could harm our business or adversely affect the market value of our preferred shares and, as a result, our ADSs.

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

From 2003 to 2007, the real appreciated 39% against the U.S. dollar. In 2008, the worsening of the global financial crisis from mid-September led to a sharp reduction in the flow of capital to Brazil that resulted in a 32% real devaluation, reversing the real appreciation trend in place since 2003. However, in 2009, the quick rebound of the Brazilian economy has driven the inflow of foreign investments in the country, thus contributing to a 25% appreciation of the real against the U.S. dollar in 2009 – the highest appreciation in the decade. From January 1, 2010 to June 25, 2010 the real resumed its depreciation, and, as a result, depreciated 2% against the U.S. dollar in the period. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates”.

There are no guarantees that the exchange rate between the real and the U.S. dollar will stabilize at current levels. Although we have managed our existing U.S. dollar debt obligations in order to protect against fluctuations in the dollar/real exchange rate, we could in the future experience monetary losses relating to these fluctuations. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk” for information about our foreign exchange risk hedging policy”.

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

The market value of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises such as the recent global financial crisis may diminish investor interest in securities of Brazilian issuers, including our preferred shares and ADSs. This could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

Our businesses, financial condition and results of operations may be materially adversely affected by a general economic downturn and by instability and volatility in the financial markets.

The turmoil of the global financial markets and the scarcity of credit have led to lack of consumer confidence, increased market volatility and widespread reduction of business activity. An economic downturn could materially adversely affect the liquidity, businesses and/or financial conditions of our customers, which could in turn result not only in decreased demand for our products, but also increased delinquencies in our accounts receivable. Furthermore, the global financial crisis could have a negative impact on our cost of borrowing and on our ability to obtain future borrowings. The disruptions in the financial markets could also lead to a reduction in available trade credit due to counterparties’ liquidity concerns. If we experience a decrease in demand for our products or an increase in delinquencies in our accounts receivable, or if we are unable to obtain borrowings our business, financial condition and results of operations could be materially adversely affected.

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

Generally under Brazilian Corporate Law and in the case of our bylaws, holders of preferred shares do not have the right to vote at shareholders’ meetings except in limited circumstances. This means, among other things, that holders of our preferred shares and our ADSs, which represent preferred shares, are not entitled to vote on important corporate transactions including mergers or consolidations with other companies. See “Item 10.B. Additional Information — Memorandum and Bylaws”.

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

Our bylaws establish that the board of directors may exclude preemptive rights to the current shareholders, holding either common or preferred shares, in the case of an offering of new shares to be sold on a registered stock exchange or otherwise through a public offering.

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

The ADSs benefit from the depositary’s certificate of foreign capital registration permits the depositary to convert dividends and other distributions with respect to the preferred shares into foreign currency and remit the proceeds abroad. If you exchange your ADSs for preferred shares, you will be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, you will not be able to remit abroad non-Brazilian currency unless you obtain your own certificate of foreign capital registration or you qualify under National Monetary Council Resolution 2,689, dated January 26, 2000, known as Resolution 2,689, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration. If you do not qualify under Resolution 2,689, you will generally be subject to less favorable tax treatment on distributions with respect to the preferred shares. The depositary’s certificate of registration or any certificate of foreign capital registration obtained by you may be affected by future legislative or regulatory changes, and additional Brazilian law restrictions applicable to your investment in the ADSs may be imposed in the future. For a more complete description of Brazilian tax regulations, see “Item 10.E. Additional Information — Taxation — Brazilian Tax Consequences”.

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

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may limit your ability to sell the preferred shares underlying your ADSs at the price and time at which you wish to do so. The São Paulo Stock Exchange, known as BM&FBovespa, the only Brazilian stock exchange, had a market capitalization of approximately US$1.3 trillion as of December 31, 2009 and an average monthly trading volume of approximately US$56 billion for 2009. In comparison, the New York Stock Exchange had a market capitalization of US$18.9 trillion as of December 31, 2009 and an average monthly trading volume of approximately US$1.0 trillion for 2009.

There is also a large concentration in the Brazilian securities market. The ten largest companies in terms of market capitalization represented approximately 55% of the aggregate market capitalization of BM&FBovespa as of December 31, 2009. The top ten stocks in terms of trading volume accounted for approximately 50% of all shares traded on BM&FBovespa in 2009. Ultrapar’s average daily trading volume on both stock exchanges in 2009, 2008 and 2007 was R$27.0 million, R$26.5 million and R$11.8 million, respectively.

Controls and restrictions on the remittance of foreign currency could negatively affect your ability to convert and remit dividends, distributions or the proceeds from the sale of our preferred shares, Ultrapar’s capacity to make dividend payments to non-Brazilian investors and the market price of our preferred shares and ADSs.

Brazilian law provides that, whenever there is a serious imbalance in the Brazilian balance of payments or reasons for believing that there will be a serious imbalance in the future, the Brazilian government can impose temporary restrictions on remittances of income on investments by non-Brazilian investors in Brazil. The probability that the Brazilian government might impose such restrictions is related to the level of the country’s foreign currency reserves, the availability of currency in the foreign exchange markets on the maturity date of a payment, the amount of the Brazilian debt servicing requirement in relation to the economy as a whole, and the Brazilian policy towards the International Monetary Fund, among other factors. We are unable to give assurances that the Central Bank will not modify its policies or that the Brazilian government will not introduce restrictions or cause delays in payments by Brazilian entities of dividends relating to securities issued in the overseas capital markets up to the present. Such restrictions or delays could negatively affect your ability to convert and remit dividends, distributions or the proceeds from the sale of our preferred shares, Ultrapar’s capacity to make dividend payments to non-Brazilian investors and the market price of our preferred shares and the ADSs.

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of our ADSs.

According to Law No. 10,833, enacted on December 29, 2003, the disposition of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposal occurs outside or within Brazil. In the event that the disposal of assets is interpreted to include a disposal of our ADSs, this tax law could result in the imposition of the withholding income tax on a disposal of our ADSs between non-residents of Brazil. See “Item 10.E Additional Information — Taxation — Brazilian Tax Consequences — Taxation of Gains”.

Substantial sales of our shares or our ADSs could cause the price of our preferred shares or our ADSs to decrease.

Shareholders of Ultra S.A. have the right to withdraw and convert common shares owned through Ultra S.A. into our preferred shares as more fully described under “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders — Shareholders’ Agreements”. Two other shareholders, who may freely sell their respective shares, hold a substantial portion of our remaining common shares. A sale of a significant number of shares could negatively affect the market value of the preferred shares and ADSs. The market price of our preferred shares and the ADSs could drop significantly if the holders of shares or the ADSs sell them or the market perceives that they intend to sell them.

If we were treated as a passive foreign investment company, U.S. Holders of our preferred shares or our ADSs would be subject to disadvantageous rules under the U.S. tax laws.

If we were characterized as a passive foreign investment company, or PFIC, in any year, U.S. holders of our preferred shares or our ADSs could be subject to unfavorable U.S. federal income tax treatment. Although we do not believe that we, based on the manner in which we currently operate our business, on the projected composition of our income and valuation of our assets, and the current interpretation of the PFIC provisions of the Internal Revenue Code of 1986, as amended from time to time, were a PFIC in 2009 and we do not expect to be a PFIC in the foreseeable future, there can be no assurance that our business and activities will not lead to PFIC status for us in the future. PFIC classification is a factual determination made annually and thus is subject to change. See “Item 10.E. Additional Information — Taxation — U.S. Federal Income Tax Considerations” for a description of the PFIC rules.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated on December 20, 1953, with our origins going back to 1937, when Ernesto Igel founded Cia Ultragaz and brought LPG to be used as cooking gas in Brazil using bottles acquired from Companhia Zeppelin. The gas stove began to replace the traditional wood stove and, to a lesser degree, kerosene and coal, which dominated Brazilian kitchens at the time.

In 1966, Transultra Armazenamento e Transporte Especializado Ltda., or Transultra, was formed to meet the demand for high-quality transportation services and focused on the transportation of chemicals, petrochemicals and LPG. In 1978, Terminal Químico de Aratu S.A. — Tequimar, or Tequimar, was founded for the specific purpose of operating the storage business. Transultra and Tequimar are operating subsidiaries of Ultracargo.

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

In 2000, Ultragaz started the construction of four new filling plants, therefore practically covering the entire Brazilian territory. In August 2000, the first of the four new plants, located in Goiânia, in the state of Goiás, started operations. In 2001, Ultragaz started two new plants: in Fortaleza, in the state of Ceará, and in Duque de Caxias, in the state of Rio de Janeiro. In 2002, the company started operations at the new plant in Betim, in the state of Minas Gerais.

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

On May 23, 2001, we acquired a 35% voting interest in Transultra from Petrobras Distribuidora S.A., increasing Ultrapar’s ownership in Transultra to 100% of its total share capital. We made this acquisition through our wholly owned subsidiary, Ultracargo, in an auction held at the BM&FBovespa.

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

On December 20, 2002, we completed a corporate restructuring process that we began on October 15, 2002. The effects of the corporate restructuring were:

•

the merger of Gipóia Ltda., a company which held a 23% direct stake in Ultragaz and was owned by Ultra S.A., into Ultrapar, increasing Ultrapar’s ownership in Ultragaz from 77% to 100% of its total share capital. Ultrapar issued approximately 7.8 billion common shares in connection with this merger; and

•

the exchange of shares issued by Oxiteno for shares issued by Ultrapar, increasing Ultrapar’s ownership in Oxiteno from 48% to 100% of its total share capital. The holders of approximately 12 million of Oxiteno’s shares elected to exchange their shares for shares in Ultrapar, which resulted in the issuance of approximately 5.4 billion common shares and 3.4 billion preferred shares by Ultrapar. We paid R$208.1 million to Oxiteno’s minority shareholders who exercised their statutory withdrawal rights and owned approximately 13 million shares of Oxiteno.

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

In August 2003, Ultragaz acquired Shell Gás, Royal Dutch/Shell N.V.’s LPG operations in Brazil, for a total amount of R$170.6 million. With this acquisition, Ultragaz became the Brazilian market leader in LPG, with a 24% share of the Brazilian market on that date.

On December 4, 2003, we concluded the acquisition of the chemical business of the Berci Group, or CANAMEX, a Mexican specialty chemicals company. CANAMEX had two plants in Mexico (Guadalajara and Coatzacoalcos). The acquisition amount was US$10.25 million, without assuming any debt. In June 30, 2004, we acquired the operational assets of Rhodia Especialidades S.A. de C.V. in Mexico for US$2.7 million. Both acquisitions had the target of establishing a stronger presence in the Mexican petrochemical market and to create a production and distribution platform to the United States. Since July 2, 2007, CANAMEX has operated under a new name, Oxiteno Mexico, S.A. de C.V., or Oxiteno Mexico.

On May 18, 2004, at an Extraordinary General Shareholders’ Meeting, the shareholders of Ultrapar approved the inclusion of tag along rights to the company’s bylaws, for all shareholders, at 100% of the offer price, improving a right that was already established through a shareholders’ agreement dated March 22, 2000. The bylaws set forth that any transfer of control of Ultrapar, either direct or indirect, triggers a mandatory public offer by the acquiring entity for all of the shares in the same proportion and at the same terms and conditions (including price) as those offered for the control block.

On September 22, 2004, the shareholders of Ultra S.A. signed a new shareholders’ agreement replacing the previous agreement, which was executed by the same group of shareholders. This new agreement sought to maintain a stable controlling shareholder block in Ultrapar. See “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders”.

Igel Participações S.A. and Avaré Participações S.A., former controlling shareholders of Ultra S.A., were dissolved on December 16, 2004, and, as a result, their shares in Ultra S.A. were distributed to their respective shareholders on a pro rata basis.

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

On April 28, 2005, we concluded a primary and secondary offering of our preferred shares. The offering consisted of 7,869,671,318 preferred shares owned by Monteiro Aranha S.A. and certain shareholders of Ultra S.A., and 1,180,450,697 newly issued preferred shares resulting from the exercise of an overallotment option. The offering price was R$40.00 per thousand preferred shares and the offering totaled R$362 million. As a result of the offering, Ultrapar’s total capital increased by R$47 million, to a total of approximately R$946 million, and there were 81,325,409,849 total shares outstanding, with 49,429,897,261 common shares and 31,895,512,588 preferred shares.

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

In August 2006, Oxiteno’s first commercial office in Buenos Aires, Argentina — Oxiteno Argentina S.R.L. — was opened.

In April 2007, Ultrapar acquired the Southern Distribution Business, EMCA and a one-third stake in RPR in connection with the acquisition of the Ipiranga Group. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Ipiranga Group”.

In April 2007, Ultrapar also acquired the operational sulfate and sulfonate assets of Unión Química S.A. de C.V., in San Juan del Río, Mexico through its subsidiary Oxiteno Mexico. These assets include a plant with a production capacity for sulfates/sulfonates of 8,600 tons/year that serves mainly the cosmetics and detergents industries. The investment for this acquisition totaled US$4.0 million of enterprise value and was financed entirely by Oxiteno Mexico in the local market.

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

In January 2008, Ultrapar significantly increased the liquidity of its shares through the issuance of 55 million preferred shares, as a consequence of the Share Exchange. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Ipiranga Group”. The Share Exchange increased Ultrapar’s free float from 32 million shares to 87 million shares, with the free float reaching 64% of the company’s total capital from 39%. Ultrapar’s shares achieved a new level of trading liquidity in equity markets, with average trading volume higher than the historic average of Ultrapar, RPR, CBPI and DPPI combined. This significant increase in the size of the free float helped Ultrapar to become part of Ibovespa, the BM&FBovespa index, as well as the MSCI index, which is widely recognized in international financial markets. In addition, the Share Exchange resulted in greater alignment of interests of all the company’s shareholders and the extension of Ultrapar’s recognized corporate governance standards to all the former shareholders of RPR, DPPI and CBPI.

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

In July 2008, Oxiteno inaugurated its first sales office in Europe and the third outside Brazil. Oxiteno Europe SPRL is located in Brussels, Belgium, as part of Oxiteno’s internationalization strategy.

In August 2008, Ultrapar announced that its subsidiary SBP entered into a sale and purchase agreement with Chevron for the acquisition of 100% of the shares of CBL and Galena, former subsidiaries of Chevron that held Texaco. In March 2009, Ultrapar completed the acquisition and paid R$1,106 million to Chevron, in addition to a US$38 million deposit that it had made to Chevron in August 2008. In August 2009, Ultrapar also paid R$162 million related to the expected working capital adjustment as set forth in the sale and purchase agreement. See “Item 4.A. Information on the Company — History and Development of the Company —Description of the Acquisition of Texaco”.

In August 2008, Ultrapar announced the execution of a supply contract between Oxiteno and Quattor Química for the supply of ethylene to the Mauá unit, in the state of São Paulo, effective through 2023. The long-term contract establishes the ethylene supply conditions, referenced on the international market. The volume contracted will allow the increase of at least 30% in the ethylene oxide production compared to 2007. At the same time, Oxiteno sold the equity interest it owned in Quattor Química, equivalent to 2,803,365 shares, for approximately R$46 million.

In October 2008, certain production capacity expansions at Oxiteno were completed, including (i) the operational start-up of the fatty alcohols plant unit with an annual production capacity of approximately 100,000 tons of fatty alcohols and by-products; (ii) the expansion of the ethylene oxide unit at Mauá, adding 38,000 tons to the annual production capacity of this product; and (iii) the expansion of the ethoxylate and ethanolamine production at Camaçari, adding 120,000 tons to the annual capacity of these products. These expansions aimed at replacing imports, mainly in the agrochemical, cosmetics & detergents and paint & varnishes segments. See “Item 4.A. Information on the Company — History and Development of the Company — Investments”.

In November 2008 and December 2008, in order to simplify the corporate structure, Ultragaz Participações S.A. and DPPI were merged into CBPI, respectively, thus consolidating all companies that operate in the distribution business into one single company. For further information see Note 4(a) to our consolidated financial statements.

In February 2009, an Extraordinary Shareholders’ Meeting of RPR was held to approve a capital increase of R$15 million through the issuance of 15 million new common and preferred shares and the admission of new shareholders in its capital stock, as part of the acquisition of the Ipiranga Group. As a result, RPR ceased to be a wholly-owned subsidiary of Ultrapar, which retained an equity interest of 33%.

In March 2009, CBPI contracted a bank credit note with Caixa Econômica Federal—CEF, in the total amount of R$500 million, with a 24-month grace period and 36-month term, with interest rate equivalent to 120% of the CDI, focusing on extending the company’s debt profile and maintaining strong cash position. We believe that the high interest rate applicable to this loan reflected the sharp tightening in credit markets in the period due to the worsening of the global financial crisis. In the first quarter of 2010, this bank credit note was redeemed. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments”.

In June 2009, Ultrapar completed its third issuance of R$1.2 billion unsecured debentures in Brazil with a three-year term and interest of 100% of the CDI plus 3.0% per annum. The proceeds from this issuance were used to redeem the promissory notes issued by Ultrapar in December 2008. In December 2009, Ultrapar renegotiated certain terms and conditions of these debentures and, as a result, was able to reduce interest rates applicable to the debentures to 108.5% of the CDI per annum and extend their terms to December 2012.

In August 2009 and in November 2009, SBP and CBPI were merged into IPP, respectively, in order to simplify the corporate structure, eliminate duplicated structures, enhance logistics efficiency and capture synergies, thus consolidating all light fuel and lubricant distribution and related activities into a single legal entity.

In September 2009, Oxiteno concluded the expansion of the acetates unit at Mauá, which added 40,000 tons to its production capacity.

In October 2009, the credit rating agency Standard & Poor’s assigned Ultrapar its BBB- rating in global scale and brAAA in Brazil national scale, both of which are equivalent to investment grade. According to Standard & Poor’s, the ratings assigned to Ultrapar reflect its resilient results supported by its strong brands and leading position in LPG distribution and specialty chemicals; strategic diversification into the fuel distribution business with relevant market share; relatively stable cash generation and intermediate financial profile.

In December 2009, shareholders of Ultra S.A. entered into a new shareholders’ agreement that replaced the previous agreement which was to expire on December 16, 2009. The terms and conditions of the new shareholders’ agreement are substantially the same as those of the previous agreement and have a two-year term. See “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders”.

In December 2009, Ultrapar, through Ultracargo, acquired from Puma Storage do Brasil Ltda., or Puma, a storage terminal for liquid bulk with a 83 thousand cubic meters capacity located at the port of Suape, in the state of Pernambuco. The acquired terminal is located in an area leased by Ultracargo and adjacent to its existing terminal in the port of Suape, which allowed the immediate integration of its operations. This acquisition strengthened Ultracargo’s position in the region of the port of Suape, enhanced its operational scale and represented another step in Ultracargo’s strategy of strengthening its position as an important provider of storage for liquid bulk in Brazil.

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

Following the acquisition of Ipiranga Group, Ultrapar, already the largest LPG distributor in Brazil, became the second largest fuel distributor in Brazil. Ultrapar believes that fuel distribution is a natural extension of LPG distribution because it has similar profitability drivers: logistics efficiency, management of a dealer network and leveraging a renowned brand. In addition, Ultrapar believes that the fuel distribution business presents attractive growth prospects in light of increased fuel consumption in Brazil in the recent past, principally due to increased national income, greater availability of credit and curbing unfair competitive practices, which cause the grey market to decline in relation to the formal market.

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

Description of the Acquisition of União Terminais

In June 2008, Ultrapar announced that its subsidiary Ultracargo entered into a sale and purchase agreement for the acquisition of 100% of the shares of União Terminais held by Unipar. União Terminais had two port terminals for storage and handling of liquid bulk, with total capacity of 119 thousand cubic meters. The main facility, located in Santos (in the state of São Paulo), has storage capacity of 102 thousand cubic meters and concluded an expansion that added 20% (21 thousand cubic meters) to its capacity. The main products handled in this terminal are fuels, ethanol and chemicals. The terminal located in Rio de Janeiro has a storage capacity of 17 thousand cubic meters and the main products handled in this terminal are chemicals and lubricants. União Terminais also held 50% of the total capital of União/Vopak, which owns a port terminal in Paranaguá (in the state of Paraná) with storage capacity of 60 thousand cubic meters for the handling of vegetable oil and chemical products.

In October 2008, Ultrapar completed the acquisition in relation to the port terminals in Santos and Rio de Janeiro. In November 2008, it closed the acquisition of the port terminal in Paranaguá. The results of the businesses acquired were consolidated into Ultrapar’s financial statements after their respective closing dates. Ultrapar’s financial statements in periods prior to fourth quarter 2008 do not include the results of the businesses acquired.

The total amount Ultrapar paid for União Terminais was R$519 million, which included the assumption of net debt of R$32 million. The combination of its operations with those of União Terminais doubled the size of Ultracargo in terms of adjusted EBITDA, and made it the largest liquid bulk storage company in Brazil, strengthening its operating scale. With this acquisition, Ultracargo has increased its presence at the port of Santos, the largest Brazilian port, and is now strategically positioned in the ports of Rio de Janeiro and Paranaguá, where the company did not have operations.

Description of the Acquisition of Texaco

In August 2008, Ultrapar announced that its subsidiary SBP entered into a sale and purchase agreement with Chevron for the acquisition of 100% of the shares of CBL and Galena, former subsidiaries of Chevron that held Texaco. On March 31, 2009, Ultrapar closed the acquisition through SBP. Prior to the closing, Chevron’s lubricant and oil exploration activities in Brazil were spun-off from CBL and Galena to other Chevron’s legal entities.

On March 31, 2009, Ultrapar completed this acquisition and paid R$1,106 million to Chevron, in addition to the US$38 million deposit that it had made to Chevron in August 2008. In August 2009, Ultrapar also paid R$162 million related to the expected working capital adjustment, reflecting the increased working capital effectively received by Ultrapar on the closing date of the acquisition (as set forth in the sale and purchase agreement). The results of Texaco were consolidated into Ultrapar’s financial statements as from April 1, 2009. Accordingly, Ultrapar’s financial statements for periods prior to such date do not reflect Texaco’s results of operations.

Texaco markets fuel in the entire Brazilian territory, except for the state of Roraima, through a network of more than 2,000 service stations and directly to large clients, supported by a logistics infrastructure with 48 distribution terminals. Texaco’s acquisition is part of Ultrapar’s strategy to increase its operational scale in the fuel marketing business and expand its operations to the Mid-West, Northeast and North regions of Brazil. The combination with Texaco created a nationwide fuel marketing business, with a network of 5.5 thousand service stations and 21% market share as of December 31, 2009, strengthening its competitiveness through a larger operational scale. The addition of Texaco allowed, for example, improved efficiency and competitiveness in the distribution and sales processes, dilution of advertising, marketing and product development expenses and gains of scale in administrative functions. Additionally, Texaco’s acquisition led to Ultrapar geographical expansion in the sector, allowing the company to reach regions with consumption growth above the national average, and brought new commercial opportunities arising from the national coverage.

After completion of this acquisition, Ultrapar started managing Texaco and implementing its business plan, which consisted of two main work streams (i) the integration of operations and administrative and financial functions of Texaco, and (ii) the implementation of Ipiranga’s business model in the expanded network, with a wider range of products and services and a differentiated approach to its resellers. In August 2009, Texaco’s information technology (“IT”) systems were integrated into Ipiranga’s and, as a result,

Ultrapar’s fuel distribution business started operating with a single IT system. In November 2009, Ultrapar completed the corporate merger of Texaco and Ipiranga, which created additional gains from the simplified structure. Ultrapar has also been converting the acquired Texaco branded stations into Ipiranga brand since 2009. From April 1, 2009 to December 31, 2009, 1,020 service stations in the South and Southeast regions were converted, representing 75% of the acquired service stations in these regions. Under the terms of the Ipiranga Group Transaction Agreements, Petrobras has the exclusive right to use Ipiranga’s brand in the operating regions of the Northern Distribution Business for five years from the date of the acquisition of Ipiranga Group, expiring in April 2012. Until then, Ipiranga will operate under the Texaco brand in those regions.

Recent Developments

In March 2010, Ultrapar entered into a loan agreement with Banco do Brasil through IPP in the amount of R$500 million, with a three-year term, interest rate equivalent to 98.5% of CDI, and a single payment at the maturity date. This loan replaced the loan that Ultrapar had in the same principal amount entered into in 2009 at a cost of 120% of the CDI.

In March 2010, Ultrapar entered into a sale and purchase agreement to sell the in-house logistics, solid bulk storage and road transportation businesses to Aqces Logística Internacional Ltda. (“Aqces”). The transaction value is R$82 million, subject to adjustments on the closing date and to certain conditions precedent, including the segregation of the in-house logistics, solid bulk storage and road transportation operations, with the transfer of the respective assets, contracts, licenses and employees from Ultracargo to its subsidiaries AGT — Armazéns Gerais e Transporte Ltda. and Petrolog Serviços e Armazéns Gerais Ltda. The closing of this transaction is expected to occur by mid-2010, when the shares of AGT and Petrolog will be transferred to the acquirer. This transaction allows Ultracargo to focus exclusively on its liquid bulk storage business, segment in which it has a leadership position and which already represented approximately 85% of its adjusted EBITDA in 2009 after the recent acquisitions of União Terminais and Puma and investments in capacity expansions at the Aratu, Santos and Suape terminals.

In June 2010, Ultrapar entered into a series of three loan agreements with Banco do Brasil through IPP in the total amount of R$900 million, with a four-year duration and average cost equivalent to 99% of CDI. See “Item10.C. Additional Information — Material Contracts”.

Investments

We have made substantial investments in our operations over the last three fiscal years to the date of this annual report. At Ultragaz, we have invested in small bulk LPG distribution (UltraSystem), in the purchase and renewal of LPG bottles and tanks, and in the restructuring of our distribution logistics. We have also invested in the consolidation of our national coverage over the past years. Since March 2007, investments at Ipiranga included the expansion of the service station network, renewal of contracts and improvement in fuel service stations and distribution facilities, as well as investments related to information technology. Oxiteno has invested in increasing installed production capacity, mainly for specialty chemicals production, in the modernization of its industrial plants and in the development of new products. Oxiteno has also been investing in the development of products derived from renewable raw materials, including the building of a new fatty alcohols plant which started operations in October 2008 and required total investment of R$460 million. Ultracargo has invested in the expansion and maintenance of storage facilities in response to strong demand for a better logistics infrastructure in Brazil, including investments in capacity expansions at the Aratu, Santos and Suape terminals and in the integration of storage terminal acquired from Puma. See “Item 4.A. Information on the Company — History and Development of the Company”. We have invested in information technology at all our businesses for integrating processes, improving the quality of information, increasing the response time in decision-making and improving our services.

The following table shows our organic investments for the years ended December 31, 2009, 2008 and 2007:

	Year ended December 31,
	2009	2008	2007
	(in millions of reais)
Ultragaz	105.4	166.6	128.9
Ipiranga(1)	222.4	228.8	143.6
Oxiteno	163.8	515.8	453.0
Ultracargo	78.9	55.9	44.2
Others(2)(3)	15.0	11.2	3.4

Total capital expenditures, net of disposals	585.5	978.4	773.2

(1)	Includes financing and bonuses to our resellers, net of repayments, and assets acquired through leasing operations. Bonuses are lump sum payments made by distributors to resellers. Resellers typically use these payments to improve their facilities or to invest in working capital. Financing and bonuses for clients are included under working capital in the cash flow statement. In 2009, 2008 and 2007 assets acquired through leasing, financing and bonuses to clients amounted to R$105 million, R$89 million and R$79 million, respectively.

(2)	Includes expenditures related to maintenance of our headquarters, which is performed by our wholly owned subsidiary Imaven Imóveis Ltda.
(3)	2009 and 2008 figures include expenditures made by Serma (Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos, responsible for providing IT services to Ultrapar), in accordance with Law 11,638 and Law 11,941. See Note 2 to our consolidated financial statements for more information. In 2009 includes financial leasing in the amount of R$1.3 million.

We have also made several acquisitions and related investments to maintain and create new opportunities for growth and to consolidate our position in the markets in which we operate or in complementary markets. In March 2007, we led one of the largest acquisitions in the Brazilian history, with the acquisition of Ipiranga. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Ipiranga Group”. In April 2007, we acquired the sulfates and sulfonates operating assets of Unión Química S.A. de C.V., in San Juan del Río, Mexico. In September 2007, Oxiteno acquired the totality of shares of Arch Química Andina in Venezuela for US$7.6 million. In November 2008, Ultracargo closed the acquisition of União Terminais. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of União Terminais”. The operations of União Terminais have been integrated into our logistics business. In March 2009, Ultrapar concluded the acquisition of Texaco. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Texaco”.

The acquisitions in the petrochemical segment were motivated by our desire to establish a presence in the Mexican and Venezuelan petrochemical markets as a platform for production and distribution to supply the local markets, the U.S. and the countries located in the Pacific coast of South America and to geographically diversify Oxiteno’s production facilities. The acquisitions in the logistics segment are part of our strategy to become Brazil’s leading provider of storage services for special bulk cargo, reinforcing our operating scale. The acquisition of Ipiranga is part of Ultrapar’s growth strategy for the fuel distribution sector, in which it already operated through Ultragaz, distributing LPG. The acquisition of Texaco is also part of our growth strategy in the fuel distribution industry, representing the company’s expansion to the Mid-West, Northeast and North regions of Brazil and the significant increase in Ipiranga’s operational scale.

Our investment plan for 2010 calls for a total budget of R$920 million. We expect to invest R$152 million at Ultragaz, R$414 million at Ipiranga, R$252 million at Oxiteno and R$81 million at Ultracargo. At Ultragaz, investments will be allocated primarily to the expansion of UltraSystem, a segment with growth linked to the economic performance, to the strengthening of activities in the North and Northeast of Brazil and to the replacement of LPG bottles and tanks. At Ipiranga, investments will be directed to the expansion and renewal of its distribution network and to operational improvements, as well as expansion of operations to the Mid-West, Northeast and North regions, which started with the acquisition of Texaco. Of the total investments budgeted by Ipiranga, R$217 million are related to additions to property, plant and equipment and R$197 million are related to financing and bonuses to clients, net of repayments. At Oxiteno, investments include R$185 million for the conclusion of the expansions of ethylene oxide and ethoxylates facilities in Camaçari, which will add, respectively, 90 thousand tons/year and 70 thousand tons/year to its production capacity. Ultracargo will allocate its investments primarily to a 50 thousand cubic meters expansion in its terminals in Suape, Santos and Aratu.

In March 2010, Ultrapar announced that it has entered into a sale and purchase agreement to sell the in-house logistics, solid bulk storage and road transportation businesses of Ultracargo so that it can focus exclusively on its liquid bulk storage business. The investment plan for 2010 discussed above does not include reflect such divestiture. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments”.

In the three months ended on March 31, 2010, our capital expenditures were R$205 million. At Ultragaz, R$37 million was invested mainly in new clients in the bulk segment and renewal of assets. At Ipiranga, R$60 million was invested in the conversion of unbranded service stations, new service stations, renewal and improvement of the distribution network. From the total amount invested at Ipiranga, R$28 million was related to additions to property, plant and equipment, and R$31 million was related to financing and bonuses to clients of Ipiranga, net of repayments. At Oxiteno, R$98 million was invested, concentrated on projects to expand ethylene oxide and ethoxylates production capacity in Camaçari and to increase productivity. Ultracargo invested R$6 million in expansions of the Suape and Santos terminals.

Other projects under study. We are considering the possibility to invest in an ethylene oxide and derivatives plant in a new complex under design and construction by Petrobras in the municipalities of Itaboraí and São Gonçalo, in Rio de Janeiro State. We have not made any commitments to invest in this project.

Equity Investments

The table below shows our equity investments for the years ended December 31, 2009, 2008 and 2007:

	Year ended December 31,
	2009(6)		2008		2007
	(in millions of reais)
Ultragaz	—		—		0.1
Ipiranga	—		(0.1)		—
Oxiteno	—		(45.7	)(1)	22.7
Ultracargo	—		478.2	(2)	8.1
Others(4)	1,360.6	(5)	105.0		1,883.1	(3)

Total	1,360.6		537.4		1,914.0

(1)	Sale of the equity stake in Quattor Química held by Oxiteno.
(2)	Investments made in connection with the acquisition of União Terminais. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of União Terminais”.
(3)	Includes investments made in connection with the acquisition of Ipiranga Group, which also included the assumption of the existing net debt of Ipiranga of approximately R$0.5 billion at the time of the acquisition in 2007. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Ipiranga Group”.
(4)	Share repurchase program, included in our consolidated statement of cash flows under “Cash flows from financing activities”.
(5)	Investments made in connection with the acquisition of Texaco. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Texaco”.
(6)	Does not reflect the sale of the in-house logistics solid bulk storage and road transportation businesses of Ultracargo. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments”.

We are a company incorporated under the laws of Brazil. Our principal executive office is located at Avenida Brigadeiro Luis Antônio, 1343, 9th Floor, 01317-910, São Paulo, SP, Brazil. Our telephone number is 55 11 3177 7014. Our Internet website address is http://www.ultra.com.br. Our agent for service of process in the United States is C.T. Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

B. Business Overview

With a track record of over 70 years, Ultrapar is one of the largest business groups in Brazil, with leading positions in the markets in which it operates: fuel distribution through Ultragaz and Ipiranga, chemicals through Oxiteno, and storage for liquid bulk through Ultracargo. Ultragaz is the leader in LPG distribution in Brazil with a 24% market share as of December 31, 2009 and one of the largest independent LPG distributors in the world in terms of volume sold. We deliver LPG to an estimated 10 million households using our own vehicle fleet and our network of more than 4,000 independent retailers. Ipiranga is the second largest fuel distributor in Brazil, with a network of approximately 5.5 thousand service stations and a 21% market share as of December 31, 2009. Oxiteno is one of the largest producers of ethylene oxide and its main derivatives in Latin America, a major producer of specialty chemicals and the sole producer of fatty-alcohols and related by-products in Latin America. Oxiteno has nine industrial units in Brazil, Mexico and Venezuela and commercial offices in the United States, Argentina, and Belgium. Ultracargo is the largest provider of storage for liquid bulk in Brazil, with seven terminals and storage capacity of approximately 625,000 cubic meters.

The following chart simplifies our organizational structure as of December 31, 2009, showing our principal business units. For more detailed information about our current organizational structure, see “Item 4.C. Information on the Company — Organizational Structure”.

Our Strengths

Leading market positions across businesses

Ultragaz is the largest LPG distributor in Brazil. As of December 31, 2009, Ultragaz´s national market share was 24%, serving approximately 10 million homes in the bottled segment and approximately 34 thousand customers in the bulk segment. For the year ended December 31, 2009, Ultragaz’s total volume of LPG sold was approximately 1.6 million tons.

Ipiranga is the second largest fuel distributor in Brazil with a 21% market share as of December 31, 2009. After the closing of the acquisition of Texaco in March 2009, Ipiranga consolidated its position as the second largest player in Brazil, with a network of 5.5 thousand service stations as of December 31, 2009. In addition to the service stations, Ipiranga’s network has approximately 1.5 thousand convenience stores and Jet Oil stores. The acquisition of Texaco strengthened Ipiranga’s competitiveness by increasing its operational scale. The implementation of Ipiranga’s business model in the acquired network allows it to offer a broader range of products and services, which benefits consumers and resellers. The volume of fuel sold by Ipiranga in 2009 was 17,214 thousand cubic meters, including the fuels sales volume of Texaco as from April 1, 2009.

Oxiteno is the largest producer of ethylene oxide and its principal derivatives in Latin America and is also a major producer of specialty chemicals. Our chemical operations supply a broad range of market segments, particularly crop protection chemicals, food, cosmetics, leather, detergents, packaging for beverages, thread and polyester filaments, brake fluids, petroleum and coatings. For the year ended December 31, 2009, Oxiteno sold 634 thousand tons of chemical products. In Brazil, Oxiteno competes principally against imports.

Ultracargo is the largest provider of storage for liquid bulk in Brazil, with seven terminals and storage capacity of approximately 625,000 cubic meters. In 2009, Ultracargo accounted for approximately 75% of all tank capacity for liquids at the Aratu terminal in the State of Bahia, which serves South America’s largest petrochemical complex.

Robust business portfolio

Our operations encompass LPG and fuel distribution, the production of ethylene oxide and its derivatives and storage services for liquid bulk. We believe our businesses provide us with increased financial capability and flexibility. Our business mix makes us less vulnerable to economic fluctuations and allows us to pursue growth opportunities as they arise in any of our business segments.

Highly efficient LPG distribution network

In addition to making direct sales of bottled LPG, Ultragaz is the only LPG distributor in Brazil with an exclusive network of independent dealers. This network is constituted of more than 4,000 dealers who sell Ultragaz LPG bottles. This has enabled Ultragaz to control the quality and productivity of its dealers leading to a strong brand name recognition that we believe is associated with quality, safety and efficiency, and also to have frequent contact with LPG customers. In addition, Ultragaz was the first player to introduce LPG small bulk delivery in Brazil, with lower distribution costs than bottled distribution. Over the years it has built a strong client base.

Efficiencies in retail network logistics in addition to resale management know-how

We believe that the expertise in logistics and resale management that we have gained at Ultragaz can be complemented by Ipiranga’s know-how in the same areas, thus maximizing efficiency and profitability at both companies.

Flexibility across the petrochemical cycle

Oxiteno is the largest producer of ethylene oxide and its principal derivatives in Latin America. Approximately 97% of its ethylene oxide production was used internally in the production of ethylene oxide derivatives in 2009, which can be classified in two groups: specialty and commodity chemicals. Oxiteno is a major producer of specialty chemicals, which have traditionally higher margins and less exposure to petrochemical cycles than commodity chemicals. Oxiteno has also been heavily investing in the development of products derived from renewable raw materials, by building a new fatty alcohols plant, reducing its dependence on oil-based feedstock and expanding its product portfolio.

Cost-efficient operations

Oxiteno’s operations have a high degree of production efficiency derived from a scale that we believe is similar to that of the largest producers in the world. Ultragaz has significant market presence in densely populated areas, which allows it to operate its filling plants and distribution system with a high level of capacity utilization and efficiency. Ipiranga also has a significant market presence in the South and Southeast regions of Brazil, which allows it to operate its extensive network of primary and secondary storage terminals and its distribution system in a cost-efficient manner. After the consolidation of Texaco, the increased scale of Ipiranga and Texaco combined operations allowed improved efficiency and competitiveness in the distribution and sales processes, dilution of advertising, marketing and new product development expenses, and gains from economies of scale in administrative functions.

Strong operational track record

Our business has exhibited a solid operational track record. Our adjusted EBITDA presented an average compound annual growth of 15% over the ten years ended December 31, 2009, in spite of the overall macroeconomic volatility in Brazil during this same period. Our adjusted EBITDA is used to provide a measure of assessing the company’s ability to generate cash from its operations. See “Item 3.A. Key Information — Selected Consolidated Financial Data” for more information about adjusted EBITDA. Our net income (excluding income attributable to minority shareholders) presented average compound annual growth of 18% over the ten years ended December 31, 2009.

Experienced management team

We are led by a strong and experienced management team with a proven track record in the LPG and fuel distribution, petrochemical and specialized logistics industries. Our senior management team possesses an average of more than 20 years of experience in the company and its subsidiaries; its members are shareholders of Ultrapar and have a performance-linked compensation based on an economic value-added metric (EVA®).

Alignment of shareholders’ interests

Our bylaws provide important rights that align the interests of all our shareholders, including our controlling shareholders, management shareholders and minority shareholders. If our controlling shareholders sell their controlling stake in our company, our bylaws provide that holders of our preferred and common shares are entitled to sell their shares in a public tender offer at the same price terms and conditions as our controlling shareholders.

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

Continuously improve cost and capital efficiency in LPG and fuel distribution

We plan to continue to invest in the cost and capital efficiency of our distribution systems. Current initiatives include enhanced discipline with respect to our capital allocations and programs to revise Ultragaz’s distribution structure.

Increase market share in fuel distribution

We intend to benefit from a generally favorable outlook in the fuel distribution market as a result of an increasing vehicle fleet in Brazil. Our sales strategy is to increase Ipiranga’s market share by converting unbranded stations to Ipiranga’s brand and to increase our scale in the Mid-West, Northeast and North regions of Brazil, where we have lower market share and the consumption growth is higher than the national average, given the lower car penetration and faster-growing household income in these regions.

Promote and benefit from the formalization of the fuel distribution market

We plan to continue to collaborate with the competent authorities to promote improvements to legislation and to enhance regulatory enforcements in the fuel distribution sector as means of creating a level playing field in the market, increasing sales volume in the formal market and improving our gross margin, thus reducing the competitiveness of players which benefited from cost advantages derived from unfair practices.

Enhance retail network

We intend to continue expanding Ipiranga’s sources of non-fuel income by creating new products and expanding our services, such as convenience store sales, lubricant changing services, car maintenance services, credit cards, the sale of car-related products in the fuel service stations and the offering of some 18,000 items in a website through Ipirangashop.com. In 2009, Ipiranga launched two initiatives aiming at strengthening Ipiranga’s brand recognition: (i) Km de Vantagens, a customer incentive program that awards points in connection with purchases of products and services at Ipiranga’s network and allows customers to exchange such points for discounts, products or services provided by Ipiranga and its partners, and (ii) Jet Oil Motos, a specialized oil-changing service for motorcycles in Brazil.

Invest in niche segments for LPG distribution

Ultragaz is strengthening its presence in the North and Northeast regions of Brazil by focusing on expanding to states, such as Pará and Maranhão, where it did not use to have significant operations and where LPG consumption is growing faster than Brazil’s national average rate. Ultragaz also intends to expand its portfolio by selling the propellant (Dymethyl-oxide) DMO, which is currently sold in Brazil exclusively through imports.

Expand capacity at Oxiteno

We intend to maintain Oxiteno’s production capacity ahead of demand in Brazil. We also plan to continue our efforts to apply the best global practices to Oxiteno’s plants and production processes with a view to remain technologically competitive.

Continue to enhance product mix at Oxiteno

We increased Oxiteno’s capacity to produce a variety of value-added ethylene oxide derivatives and other specialty chemicals in order to optimize its sales mix across petrochemical cycles. Oxiteno’s investments in research and development have resulted in the introduction of 58 new applications for its products during the last three years. Oxiteno will continue to invest in research and development focused on developing new product applications to meet clients’ needs. In addition, we intend to focus Oxiteno’s sales in the local market, which allows us to have higher margins.

Maintain financial strength

We seek to maintain a sound financial position to allow us to pursue investment opportunities and enhance our shareholders’ return on their investment in our company. Our net debt position for the year ended December 31, 2009 was R$2,060 million. The company is assigned credit risk ratings equivalent to the investment grade by both Moody’s and Standard & Poor’s. We have been consistently distributing dividends to our shareholders. During the five years ended December 31, 2009, we have declared yearly dividends representing an average of approximately 65% of our net income.

Continue to grow our businesses

Our principal corporate goal is to enhance shareholder value and strengthen our market presence by growing our business. Historically, we have grown our business organically and through acquisitions, such as the acquisitions of Ipiranga, União Terminais and Texaco, and we intend to continue this strategy.

We have also made several investments in the expansion of our existing operations in Oxiteno during the last three years, focusing on specialty chemicals. We constantly analyze acquisition opportunities in the segments in which we operate and in complementary segments that could add value to our company.

Key Financial Information

The table below sets forth certain financial information for us and our principal businesses:

	Year ended December 31,
	2009	2008	2007	2006	2005
	(in millions of reais)
Net sales and services(1)
Ultrapar	36,115.9	28,268.0	19,921.3	4,794.1	4,693.8
Ultragaz	3,441.2	3,339.4	3,112.9	3,067.0	2,902.4
Ipiranga(2)	30,498.8	22,676.4	14,869.9	—	—
Oxiteno(2)	1,921.1	1,926.1	1,764.8	1,549.6	1,610.1
Ultracargo	337.0	283.4	229.1	226.1	234.2
Adjusted EBITDA(3)
Ultrapar	1,354.4	1,079.4	779.4	516.2	546.0
Ultragaz	281.4	210.8	251.8	280.5	195.1
Ipiranga(2)	777.5	603.2	321.7	—	—
Oxiteno(2)	144.8	210.0	157.4	191.6	300.2
Ultracargo	104.8	50.6	43.0	38.0	44.3
Net Income attributable to Ultrapar
Ultrapar	466.7	390.3	181.9	282.1	299.2
Net cash (debt)(4)
Ultrapar	(2,059.6)	(1,538.2)	(1,434.1)	120.7	191.2

(1)	Segment information for Ultragaz, Ipiranga, Oxiteno and Ultracargo is presented on an unconsolidated basis. See “Presentation of Financial Information” for more information.
(2)	Since January 1, 2008, EMCA has been consolidated into Oxiteno, reflecting the effective management responsibility for the business. The financial information of Oxiteno and Ipiranga in this annual report prior to January 1, 2008 reflects the current consolidation retrospectively, which differs from those previously reported.
(3)	See footnote 7 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for a more complete discussion of adjusted EBITDA and its reconciliation to information in our financial statements.
(4)	See footnote 9 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for a more complete discussion of net cash (debt) and its reconciliation to information in our financial statements.

Distribution of Liquefied Petroleum Gas

Industry and Regulatory Overview

Liquefied petroleum gas (LPG) is a fuel derived from the oil and natural gas refining process. In Brazil, approximately 80% of local demand in 2009 was produced in local refineries and the remaining 20% was imported. LPG has the following primary uses in Brazil:

•	Bottled LPG — used primarily by residential consumers for cooking; and

•

Bulk LPG — used primarily for cooking and water heating in shopping malls, hotels, residential buildings, restaurants, laundries, hospitals and industries, with several other specific applications to each industrial process.

The following chart shows the process of LPG distribution:

Historically, bottled LPG has represented a substantial portion of the LPG distributed in Brazil, and is primarily used for cooking. The use of LPG for domestic heating in Brazil is immaterial compared with its use in other developed and emerging countries, primarily because of Brazil’s generally warm climate. Consequently, demand seasonality throughout the year is significantly small. In addition, because LPG is not used to a significant extent for domestic heating in Brazil, overall consumption of LPG per capita is lower in Brazil compared to countries where domestic heating is a major element of LPG demand, making low distribution costs a major competitive differential in the Brazilian LPG market.

Prior to 1990, extensive governmental regulation of the LPG industry essentially limited the use of LPG to domestic cooking. Since 1990, regulations have permitted the use of LPG for certain commercial and industrial uses, and the use of LPG has increased accordingly.

The primary international suppliers of LPG are major oil companies and independent producers of both liquefied natural gas and oil. However, due to Petrobras’ monopoly over the production and import of petroleum and petroleum products until the end of 2001, Petrobras is currently the de facto sole supplier of LPG in Brazil.

Currently, the LPG distribution industry in Brazil consists of 16 LPG distribution companies or groups of companies, and is regulated by the ANP. The LPG distribution industry includes purchasing nearly all its LPG requirements from Petrobras, filling LPG bottles and bulk delivery trucks at filling stations, selling LPG to dealers and end users, controlling product quality and providing technical assistance to LPG consumers. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Industry and Regulatory Overview — The role of the ANP”. LPG produced by Petrobras, which represented approximately 80% of total LPG sold in Brazil in 2009, is transported in pipelines and by trucks from Petrobras’ production and storage facilities to filling stations maintained by LPG distributors. The balance is imported by Petrobras into Brazil and stored in large storage facilities maintained by Petrobras. The imported LPG is then transported from the storage facilities by pipeline and truck to the LPG distributors’ filling stations.

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

Since May 2001, distributors have been allowed to freely establish retail prices, which were previously set by the government. Until the end of 2001, the LPG refinery price, which is charged by Petrobras to all LPG distributors, was determined by the government and was the same for all LPG distributors in all regions of Brazil. Historically, refinery prices have been subsidized by the government. In January 2002, the government abolished subsidies to refinery prices and from January 2002, Petrobras started to freely price LPG in the domestic market, adopting the international price plus surcharges as its benchmark. However, the Petrobras refinery price of LPG is still subject to government influence when the government deems appropriate. Prices of LPG in reais remained unchanged from May 2003 to December 2007. In 2008, Petrobras increased the LPG refinery price for commercial and industrial usage by 15% in January, an additional 10% in April and 6% in July. LPG refinery prices for residential use have remained unchanged since 2003. In 2009, Petrobras’ average refinery price was approximately US$493 per ton compared with the average international price of US$445 per ton.

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

On June 25, 2004, Petrobras entered the LPG distribution market in Brazil through the acquisition of Liquigás (then Agip do Brasil S.A.), one of the main players in the market.

The role of the ANP. The ANP is responsible for the control, supervision and implementation of the government’s oil, gas and biofuels policies. The ANP regulates all aspects of the production, distribution and sale of oil and oil products in Brazil, including product quality standards and minimum storage capacities required to be maintained by distributors.

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

LPG distributors are required to provide the ANP with monthly reports showing their sales in the previous month and the volume of LPG ordered from Petrobras for the next four months. The ANP limits the volume of LPG that may be ordered by each distributor based on the number of bottles and infrastructure owned by the distributor. Based on the information provided by the distributors, Petrobras supplies the volume of LPG ordered, provided its production and imports of LPG are sufficient to meet the demand.

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

The self-regulatory code. In August 1996, most of the Brazilian LPG distributors, representing more than 90% of the market, bottle manufacturers, LPG transportation companies and certain LPG retail stores, under the supervision of the Brazilian government, entered into a statement of intent regarding the establishment of a program for “requalifying” LPG bottles (a process under which they undergo safety and quality checks) and other safety procedures, known as the “Self-Regulatory Code” or “Código de Auto-Regulamentação”. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Bottle swapping centers” and “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Requalification of bottles”. Before the Self-Regulatory Code came into effect, certain LPG distributors, not including Ultragaz, would fill bottles stamped with another distributor’s brand. This practice resulted in a low level of investment in new bottles, giving rise to concerns regarding the safety of older bottles. The Self-Regulatory Code provides, among other things, that:

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

Ruling 334 set forth the following timetable for the implementation of the measures adopted under the Self-Regulatory Code:

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

Ultragaz itself was required to requalify 13.8 million bottles before November 2006 and an additional 10.7 million bottles by November 2011. In 2009, Ultragaz requalified 2.6 million bottles. For 2010, Ultragaz expects to requalify approximately 3.0 million bottles.

Environmental, health and safety standards. LPG distributors are subject to Brazilian federal, state and local laws and regulations relating to the protection of the environment, public health and safety. The National Council of the Environment, or Conselho Nacional do Meio Ambiente — CONAMA, the Ministry of Labor, or Ministério do Trabalho, and the Ministry of Transport, or Ministério dos Transportes, are the primary environmental regulators of Ultragaz at the federal level.

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

Ultragaz

We distribute LPG through Ultragaz. Founded in 1937, we were the first LPG distributor in Brazil. At that time, Brazilians used wood stoves and, to a lesser extent, alcohol, kerosene and coal stoves. Ultragaz was the leading company by sales volume in the Brazilian LPG market as of December 31, 2009.

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

•

Utingás Armazenadora S.A., or Utingás, a storage services provider that operates two facilities in São Paulo and Paraná. Utingás was incorporated in 1967 when Ultragaz and other LPG distributors joined to construct LPG storage facilities based in the states of São Paulo and Paraná. Ultragaz currently controls 56% of the storage operations. See “— Storage of LPG”.

Markets and marketing. When Ultragaz began its operations, it served only the Southeast region of Brazil. Currently, Ultragaz is present in almost all of Brazil’s significant population centers. In 2008 and 2009, Ultragaz strengthened its presence in the North and Northeast of Brazil, selling LPG in the states of Pará and Maranhão, where it did not have significant operations and where LPG consumption has been growing faster than Brazil’s national average growth rate. Distribution of bottled LPG includes direct home delivery and retail stores, both carried out by Ultragaz or its dealership network using 13 kg ANP approved bottles. In the case of Ultragaz, the bottles are painted blue, which we believe is an important element in recognizing the “Ultragaz” brand. Ultragaz’s operating margins for bottled LPG vary from region to region and reflect market share and the distribution channel in the region.

Before Shell Gás’ acquisition, Ultragaz’s sales strategy for bottled LPG delivery was to increase market share through geographical expansion as well as protecting and incrementing market participation in regions where it already operated. With the acquisition of Shell Gás, Ultragaz became the Brazilian market leader in LPG, and the focus of its marketing strategy evolved to investing in the brand, protecting market share and strengthening its position in certain regions where it does not have a significant presence. The LPG bottled market in Brazil is a mature one and Ultragaz believes that growth in demand will be a function of an increasing number of households consuming the product as well as an increasing level of household income.

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

Ultragaz’s bulk sales include large industrial clients, including companies in the food, metallurgical and steel sectors that have large fixed tanks at their plants and consume monthly volumes in excess of five tons of LPG. These clients represent a small portion of Ultragaz’s sales volume since, in the case of large volume consumers, Ultragaz is competing with other highly competitive energy sources such as natural gas, diesel and fuel oil.

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

Ultragaz’s strategy for bulk LPG distribution is to continue its process of product and service innovation and to increase the profile of its trademark. Ultragaz also has a team to identify the needs of each bulk LPG client and to develop technical solutions for using LPG as an energy source.

The table below shows Ultragaz’s sales of LPG to clients of bottled and bulk LPG:

	Year ended December 31,
Client category	2009	2008(2)	2007
	(in thousands of tons)
Bottled LPG
Residential delivery by Ultragaz	76.3	75.8	74.5
Ultragaz owned retail stores	1.5	2.1	2.2
Independent dealers(1)	1,036.2	1,028.1	978.5

Total bottled LPG	1,114.0	1,106.0	1,055.1
Total bulk LPG	475.1	495.0	517.1

Total tons delivered	1,589.1	1,601.0	1,572.2

(1)	Includes residential deliveries and distribution through retailers’ stores.
(2)	Ultragaz’s sales volume between the bottled and bulk segments from the first quarter of 2008 on were reclassified to reflect the current structure and management responsibility between geographies and segments.

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

In line with its innovative profile, in 2008 Ultragaz took another pioneering step in the LPG market in Brazil with the launching of multi-brand mobile credit card payment terminals, which enable customers to pay for the purchase of bottles using any brand of credit card at the time of residential delivery. The project also aims to develop new functions for the terminals, such as receiving and printing orders made by phone, validation of electronic gas vouchers, bank check consultations and other uses, including charge for the pre-paid mobile phone in order to add value in the service offered. Ultragaz also started to offer a new product in 2009, the synthetic natural gas (SNG), which is a mixture of LPG and compressed air, features that make it an alternative or supplement for companies located in areas supplied with natural gas.

In order to differentiate itself from its competitors, Ultragaz has been implementing initiatives directed to the end consumer and brand promotion. As part of these initiatives Ultragaz developed programs like Ultragaz na sua rua (“Ultragaz in your street”) and Carreta Ultragaz, both aimed to increase interaction and proximity to customers through distribution of souvenirs and brochures containing safety tips and relevant information on LPG, cultural contests, culinary courses, and handicraft work courses as an alternative source of income, among others. Through its new brand positioning “Ultragaz — especialista no que faz” (“Ultragaz — the specialist”), Ultragaz reinforced the features of quality and differentiation of its products and services offered in a nationwide marketing campaign through magazines and radio advertisements.

Distribution infrastructure. Ultragaz’s distribution strategy includes having its own distribution infrastructure, since it believes proximity to customers is a significant factor in successful distribution and sales strategies. The services associated with Ultragaz’s home deliveries strongly influence the ranking of the “Ultragaz” brand name in the bottled market. Ultragaz seeks to expand its home delivery services by having its delivery personnel provide safety recommendations to household customers, by serving telephone-made orders on a 24 hours a day, 7 days a week basis and by scheduling deliveries on the same weekday in each covered area. For both bottled and bulk LPG, deliveries are made by employees wearing Ultragaz uniforms and driving vehicles with Ultragaz’s logo.

Ultragaz delivers bottled LPG using a distribution network, which in 2009 included 66 company-owned retail stores, and more than 4,000 independent dealers. In 2009, Ultragaz had a fleet of 450 vehicles for the delivery of gas bottles and 255 for bulk delivery. Ultragaz also maintains a call center which centralizes all LPG bottle orders made through phone calls.

Bottled sales capacity derives from the number of bottles bearing Ultragaz’s brands. Ultragaz estimates that, as of December 31, 2009, there were approximately 20 million 13kg bottles stamped with Ultragaz’s brands in the market.

Independent dealers. Ultragaz’s independent distribution network ranges from large dealers, which carry out extensive home delivery, to single retail stores, which sell small quantities of LPG bottles. Until the enactment of ANP Rule 297 on November 18, 2003, independent dealers needed only to be registered with ANP for the sale of LPG bottles. No licenses were required except for those required by the fire department and the municipal authorities. Rule 297 established that the independent dealers must be registered with ANP and comply with a list of prerequisites contained in such rule, as well as those required by law for the storage of bottles up to 90 kg. Also, each municipality sets forth its own safety regulations applicable to stores that sell LPG, including a minimum distance from certain locations, such as schools. For the year ended December 31, 2009, approximately 90% of Ultragaz’s bottled LPG sales were made through independent dealers. The agreements entered into between Ultragaz and independent dealers require the use of the Ultragaz brand and the display of the Ultragaz logo in the delivery vehicles and on the uniforms worn by delivery personnel. Proprietary rights in the trademark and logo are retained by Ultragaz and are duly registered with the National Institute of Industrial Property (INPI — Instituto Nacional de Propriedade Industrial). All contracted dealers are Ultragaz’s exclusive representatives. Under the terms of the respective contracts, each dealer agrees not to deliver non-Ultragaz LPG bottles.

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

In order to improve the efficiency of its network of independent dealers, other reseller relationship programs were implemented aiming at establishing guidelines of best practices for its network focusing on operational excellence. The main initiatives carried out in 2009 were Academia de Revendedores (Resellers Academy), the training program “Ultragaz — the specialist”, both designed to promote the quality improvement of its resellers, to develop specific training of its resellers’ employees, to improve technical and behavioral skills of resellers, and to improve the external auditing process for classifying resellers (“Qualificação da Revenda”) based on network quality.

Distribution channels to bulk consumers. Large bulk distribution, classified by Ultragaz as consumption of more than five tons per month and constituted almost exclusively of industrial users, is made by tanker trucks that deliver the LPG directly to the storage tanks located at the customers’ premises. Small bulk distribution, classified by Ultragaz as consumption of between 0.5 and five tons per month and comprised of commercial users and smaller industrial users, is made primarily by bob-tail trucks. Ultragaz uses the UltraSystem trade name in connection with its small bulk distribution through bob-tail trucks. Ultragaz makes bulk sales directly to customers using its own fleet and transportation provided by third-party transportation companies.

Payment terms. Ultragaz’s sales through its retail stores and through home delivery are made on a cash basis. Ultragaz’s sales to independent dealers and to industrial and commercial users have payment terms of 22 days on average.

Bottle swapping centers. Pursuant to the Self-Regulatory Code, the LPG distributors have established nine operating swapping centers to facilitate the return of the bottles to the appropriate distributor. Under the Self-Regulatory Code, while LPG distributors may pick up any empty LPG bottles tendered by customers in exchange for full LPG bottles, whether or not such empty bottles were put in circulation by that distributor, after October 1997, LPG distributors were not permitted to refill third-party bottles. Accordingly, LPG distributors may deliver third-party bottles to a swapping center where such bottles may be exchanged for bottles placed in circulation by such LPG distributor. The swapping centers currently charge a fee of R$0.25 per exchanged LPG bottle. In areas where only one LPG distributor has a sizable market share, it is customary to use the facilities of that distributor as an unofficial swapping center.

Requalification of bottles. The useful life of a bottle varies depending on a number of factors, the two most important of which are the extent to which the bottle has been exposed to corrosion from the atmosphere and whether the bottle has been damaged. The Self-Regulatory Code provides that all bottles must be requalified after their first 15 years’ use, and every ten years thereafter. Each bottle is visually inspected for damage and corrosion to determine if it can be requalified or if it should be scrapped. In the case of bottles which pass the quality and safety checks, several procedures are followed before the bottles are stamped with the year of requalification and the next term in which they are due for requalification.

Supply of LPG. Currently, Ultragaz and all other LPG distributors in Brazil purchase all or nearly all LPG from Petrobras. Ultragaz has a formal contract with Petrobras for the supply of LPG. The procedures for ordering and purchasing LPG from Petrobras are generally common to all LPG distributors, including Ultragaz, which basically consist of sending an estimate of our needs to Petrobras four months in advance and a more precise estimate of our needs one month in advance. There have been no significant interruptions in the supply of LPG by Petrobras to the distributors with the exception of an interruption in 1995 due to a 15-day strike by Petrobras employees.

Petrobras freely prices LPG in the domestic market. Prices of LPG in reais remained unchanged from May 2003 to December 2007. However, the Petrobras refinery price of LPG is subject to government influence when the government deems appropriate. In 2008, Petrobras increased the LPG refinery price for commercial and industrial usage by 15% in January, an additional 10% in April and 6% in July. LPG refinery prices for residential use have remained unchanged since 2003. In 2009, Petrobras’ average refinery price was approximately US$493 per ton compared with the average international price of US$445 per ton. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Industry and Regulatory Overview — The role of the Brazilian government”.

Storage of LPG. On December 31, 2009, Ultragaz’s storage capacity was approximately 16,700 tons, including Utingás’ storage capacity. Based on its 2009 average LPG sales, Ultragaz could store approximately three days’ supply of LPG. Petrobras maintains approximately two days’ supply of LPG at its refineries and other facilities. Accordingly, any interruption in the production of LPG can result in shortages, such as the one that occurred during the Petrobras strike in 1995.

Ultragaz stores its LPG in large tanks at each of its filling plants located throughout the regions in which it operates. Primary filling plants receive LPG directly from Petrobras by pipeline; secondary filling plants are supplied by truck; and satellite plants primarily hold LPG which is used to fill bob-tail trucks for small bulk distribution to customers that are not located near a primary or secondary filling plant. See “Item 4.D. Information on the Company — Property, Plants and Equipment”.

Competition. Ultragaz’s main competitors are:

•

SHV Gas, formed by the merger of Minasgás S.A. and Supergasbrás S.A. and controlled by SHV Energy, a major multinational LPG distributor, which operates through its two separate brands, “Minasgás” and “Supergasbrás”;

•	Liquigás (formerly Agip do Brasil S.A.), which was acquired by Petrobras in June 2004 from the ENI Group and has been operating in the Brazilian LPG distribution sector for more than 40 years; and

•	Nacional Gás, a Brazilian LPG distributor which has been present in the market for more than 45 years.

The following table sets forth the market share of Ultragaz and its competitors:

	Year ended December 31,
LPG Distributor	2009	2008	2007
Ultragaz	23.7%	23.6%	23.7%
Liquigás	22.3%	22.2%	21.8%
SHV Gas	22.1%	22.9%	23.1%
Nacional Gás	18.6%	18.3%	18.4%
Others	13.3%	13.0%	13.0%

Total	100.0%	100.0%	100.0%

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

The bottled market for LPG is a mature market with relatively low consumption growth and thus competition is largely based upon attempts by LPG distributors to increase market share at the expense of their competitors. LPG distributors in the bottled market compete primarily on brand awareness and reliability of delivery and the service provided to customers. Ultragaz believes that it is competitive in these aspects. Since per capita consumption is small, low distribution cost is the critical factor in dictating profitability. Therefore, LPG distributors largely compete on the basis of efficiencies in distribution and delivery as all LPG distributors currently purchase nearly all of their LPG requirements from Petrobras, and as Petrobras’ refinery price charged to the distributors is the same to all LPG distributors. Ultragaz’s principal markets, including the cities of São Paulo, Salvador and Recife, contain heavy concentration of residential consumers and therefore distribution to this market can be carried out with great economies of scale resulting in lower distribution costs to Ultragaz. Additionally, Ultragaz enjoys low bulk LPG distribution costs through UltraSystem.

In addition to competing with other LPG distributors, Ultragaz competes with companies that offer alternative energy sources to LPG, mainly natural gas, and other sources such as wood, diesel, fuel oil and electricity. Natural gas is currently the principal source of energy against which we compete. Natural gas is currently less expensive than LPG for industrial consumers who purchase large volumes, but more expensive for residential consumers. In addition, supply of natural gas requires significant investments in pipelines. While fuel oil is less expensive than LPG, LPG has performance and environmental advantages over fuel oil in most uses.

In 2006, the Brazilian LPG market grew by 1%, substantially as a result of the intensification by the Brazilian government of social programs, which contributed to an increase in Brazilians’ average income. Additionally, the nationalization of the natural gas reserves in Bolivia generated uncertainties related to the natural gas supply from Bolivia to Brazil. The same factors that were present in the market in 2006, combined with a 5.4% growth in GDP, led to a 2.6% growth in the Brazilian LPG market in 2007. In 2008, the 5.1% GDP growth contributed to the 2.5% increase in the LPG market, mainly concentrated in the first nine months of the year, before the worsening of the global financial crisis. In 2009, given the economic downturn seen particularly in the first half of 2009, Brazilian LPG market decreased by 1% compared to 2008, mostly driven by the bulk segment, which decreased 4% compared to 2008. The volume of the bottled segment remained flat, given its resilient nature as an essential good.

The following graph shows LPG sales volume for the Brazilian market and Ultragaz for the periods indicated:

Source: Sindigás (volume for 2009 according to ANP)

Income tax exemption status. Pursuant to legislation which provides tax relief for industries located in the northeast region of Brazil, Ultragaz benefits from a 75% income tax reduction at the Caucaia, Mataripe, Aracaju and Suape filling plants, expiring in 2012, 2013, 2017 and 2018, respectively. Income tax exemptions amounted to R$6.8 million, R$7.6 million and R$9.8 million for the years ended December 31, 2009, 2008 and 2007 respectively. We cannot guarantee that there will be no amendments to the current tax legislation. For further information see Note 10(d) to our consolidated financial statements.

Quality. We were the first Brazilian LPG distributor to receive ISO (International Standards Organization) certification for excellence in quality management. We were also the first LPG distributor in Brazil to be awarded with Prêmio Paulista de Qualidade, a well recognized quality award in Brazil.

Fuel Distribution

Industry and Regulatory Overview

The Brazilian fuels market comprises the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene and natural gas for vehicles (NGV). In 2009, diesel represented 47.5% of the fuels distributed in Brazil, followed by gasoline, ethanol, fuel oils, NGV and kerosene, each of which represented 27.2%, 17.7%, 5.4%, 2.3% and 0.02%, respectively.

Growth in the fuel distribution sector has been directly influenced by GDP growth rates and size of light vehicle fleet. GDP growth is the main driver for diesel volume, given that diesel in Brazil is highly used for buses, trucks and agricultural engines. The size of the light vehicle fleet influences the growth in the combined volumes of gasoline, ethanol and NGV, which are basically used for light vehicle. The growth in the size of the car fleet in turn, is highly correlated with credit availability and disposable income. Since 2005, the Brazilian economy has been passing through a structural change with the creation of a well-established credit market for consumer goods. Credit in Brazil in December 2009 reached 45% of GDP, compared to 41% in December 2008, 35% in December 2007, 31% in December 2006 and 28% in December 2005, which, combined with an increase in disposable income in Brazil, has had a positive effect on the sales of vehicles. According to ANFAVEA (Brazilian Association of Vehicle Producers), the number of new vehicles registered in Brazil increased by 11% to 3.1 million in 2009 compared to 2008, partially as a result of the federal tax on manufactured products (IPI) break on vehicles implemented to stimulate the economy during the economic downturn, with the number of buses and trucks decreasing by 11% and the number of light vehicles increasing by 13%. Among the total vehicles sold in 2009, including trucks and buses, 84% were flex-fuel vehicles, which have engines adapted to function using either gasoline or ethanol, or by a combination of the two, 7% were gasoline-only fueled vehicles and the remaining 9% were powered by diesel. Since the launching of flex-fuel vehicles in Brazil in 2003, 9.7 million flex-fuel cars were sold in Brazil.

Moreover, recent changes to legislation and inspection in the fuel distribution sector have helped to progressively curb unfair competition, creating a level playing field. These improvements should benefit the formal market by capturing the volume from the grey market.

According to ANP, the distribution of fuels is made mainly through three channels as follows:

•	Service stations (73% of the market in 2009), which serve final retail consumers;

•	Large consumers (20% of the market in 2009), mainly industries and fleets; and

•	Retail wholesale resellers — TRR (7% of the market in 2009), specialized resellers that distribute diesel to medium and small volume end-users.

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

All gasoline sold in Brazil must contain a certain proportion of anhydrous ethanol that can vary from 20% to 25% anhydrous ethanol. Currently, the Brazilian Minister of Agriculture sets this level at 25%. Gasoline “A”, as it is known in its unmixed form, is mixed with anhydrous ethanol at primary storage terminals or at secondary storage terminals. Gasoline “A,” mixed with anhydrous ethanol, forms gasoline “C,” which is delivered directly to service stations and large consumers by truck. Since January 2008, under the Biodiesel Program, distributors have been required to include 2% of biodiesel in the volume of diesel sold, in order to reduce greenhouse gas emissions. In addition, this program has also the social purpose of encouraging and developing small agriculture producers of biodiesel raw materials. On July 1, 2008 and 2009, the biodiesel mix requirement was increased to 3% and to a further 4%, respectively. Since January 1, 2010, the biodiesel mix requirement is 5%.

As of December 31, 2009, there were 201 oil-derivative product distributors authorized by ANP to operate in Brazil.

Supply. Petrobras is currently the only relevant supplier of oil derivatives in Brazil. There are currently 14 oil refineries in Brazil, of which Petrobras owns 11. Brazil’s total refining capacity in 2008 was 325 thousand cubic meters per day, of which Petrobras accounts for 98%. Brazilian refineries are located predominantly in the South and Southeast regions of Brazil. The overall product yield for these refineries in 2009 was 40% diesel, 19% gasoline, 13% fuel oil, 7% liquefied petroleum gas and 21% other products, including naphtha.

Ethanol is purchased from various producers. In 2009, there were more than 400 distilleries in Brazil, which produced more than 26 million cubic meters of ethanol, 26% of which was anhydrous ethanol and the rest of which was hydrated ethanol. Brazil’s supply of anhydrous and hydrated ethanol is seasonal and depends on the sugarcane harvest. In 2009, 91% of such supply came from Central and Southern Brazil, between May and December, and the remainder of which comes from Northern Brazil, between September and March.

Biodiesel is purchased from the many producers of biofuels in Brazil, and can come from soy and tallow. Since January 2008, which was the first year of the Biodiesel Program, Petrobras has been required to purchase biofuels in auctions promoted by ANP and supply distributors with amounts of biodiesel corresponding to the proportional volume of diesel purchased. This policy aims to prevent distributors from selling diesel without including the minimum required amount of biodiesel.

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

Currently there is no legislation or regulation in force giving the Brazilian government power to set oil-derivative and ethanol fuel prices. However, given that Petrobras is a state-controlled company, prices of oil-derivative fuels are still subject to indirect government influence, resulting in potential differences between international prices and internal oil-derivative prices. Until 2005, the prices of certain oil-derivative products, especially gasoline and diesel, were periodically updated by Petrobras to minimize the differences between prices practiced in Brazil and in the international markets. From September 2005 to May 2008, gasoline and diesel prices remained unchanged. In May 2008, Petrobras increased diesel and gasoline prices by 15% and 10%, respectively, in order to adjust internal prices for the successive increases in international oil prices. In order to minimize the effects of the increase in oil-derivative fuels on the inflation rate, the Brazilian government simultaneously announced a reduction in CIDE tax from R$0.28 per liter to R$0.18 per liter for gasoline and from R$0.07 per liter to R$0.03 per liter for diesel. As a result of CIDE’s reductions, the increase in the prices charged to the distributors was 9% for diesel and the price remained unchanged for gasoline, as CIDE’s reduction compensated such increase. However, with the worsening of the global financial crisis and the consequent slowdown in the global economy, prices of commodities fell sharply, including oil prices. As a consequence, prices of gasoline and diesel in international markets as of December 31, 2009, were lower than those in Brazil. In June 2009, Petrobras reduced diesel and gasoline prices by 15% and 4.5%, respectively. The Brazilian government simultaneously announced an increase in CIDE tax from R$0.18 per liter to R$0.23 per liter for gasoline and from R$0.03 per liter to R$0.07 per liter for diesel. As a result of CIDE’s increases, the decrease in the prices charged to the distributors was 10% for diesel and the price remained unchanged for gasoline, as CIDE’s increase compensated such reduction. In late 2009, the increase in sugar prices in the international market coupled with the inter-harvest season in Brazil, resulted in a reduced availability of ethanol, pressuring ethanol prices up. In order to balance the availability of ethanol during this period, the Brazilian government reduced the proportion of anhydrous ethanol mixed to gasoline from 25% to 20% from February 1, 2010 to May 1, 2010, offsetting the effects of the reduced proportion of anhydrous ethanol in gasoline prices through the decrease in CIDE tax on gasoline from R$0.23 per liter to R$0.15 per liter during this period.

Ethanol prices are freely charged by the ethanol producers. In order to curb unfair competitive practices in the ethanol sales, some measures have been taken by the government, supported by Sindicom members. In April 2008, it became mandatory for fuel producers and distributors, as well as retail wholesale resellers - TRRs, to issue electronic tax invoices in all the states of Brazil. In addition, in June 2008 the government, through the Brazilian Congress, enacted the Law 11,727/08, based on the Provisional Measure 425 (“Medida Provisória 425”) which came into force in October 2008. Under this law two initiatives were imposed to prevent tax evasion: (i) increasing the proportion of collection of Social Integration Program Taxes (Programa de Integração Social - PIS) and Contribution for the Financing of Social Security Taxes (Contribuição para o Financiamento da Seguridade Social - Cofins) at distilleries from 25% to 40%, which is currently in place and (ii) requiring distilleries to install flow meters (“medidores de vazão”) to control the output of ethanol, which is still awaiting the definition of certain technical aspects to be implemented. In 2009, ANP started to track sales of methanol. The addition of methanol to ethanol is an example of product adulteration practiced by certain distributors or gas station owners, mainly in the State of São Paulo.

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

Since 1971, Petrobras has acted in the Brazilian fuel distribution market through its subsidiary BR — Petrobras Distribuidora. BR is the leader in the fuel distribution market and in 2009 its market share reached 34%, according to ANP.

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

Sindicom represents the interests of major Brazilian fuels distributors, which controlled 76% of the Brazilian fuels market as of December 31, 2009. Sindicom was formed in 1941 and its primary purpose is to promote uniform standards for industry regulation and to provide a forum in which members can discuss matters affecting the industry. Sindicom represents its members in discussions before federal and state governmental bodies and presents its members perspectives on relevant laws and regulations, including those relating to taxation, operations, industrial and occupational safety and environmental protection.

During the 1990s, when the process of deregulation began in the fuel distribution sector in Brazil, a number of parties entered the market with a business model based on cost advantages derived from anticompetitive practices through fuel adulteration and tax evasion, including (i) diluting gasoline by mixing solvents or adding anhydrous ethanol in an amount greater than the 25% permitted by applicable law (anhydrous ethanol is not taxed and is cheaper than gasoline), (ii) non-payment of federal taxes on fuels, taxes on gross revenues and state value-added taxes and (iii) selling anhydrous ethanol mixed with water as hydrated ethanol. Such practices have enabled these players, all of them non-Sindicom distributors, to increase their market share by charging artificially lower prices based on artificially lower costs. Sindicom distributors, including Ipiranga, have taken, individually and collectively, a number of actions targeted at reducing or eliminating the effects of these anticompetitive and illegal practices. Among the actions taken were: (i) significant interaction with the Brazilian judiciary, including holding seminars for judges and prosecutors concerning the problems facing the industry and directly participating in tax litigation involving distributors that are not Sindicom members, (ii) sponsorship of the development of a chemical coloring solvent that according to ANP Resolution Nº 36 must be added to anhydrous ethanol in order to prevent the addition of water (and later to be sold as hydrated ethanol), (iii) support of ANP resolution No. 5 that restricts the sale of hydrated ethanol by producers to distributors and prohibits sales by producers to resellers or end-consumers, (iv) supporting ANP resolution Nº 7 that forbids distributors to sell fuels to resellers operating under another brand, except for white-flag dealers, who operate without a brand, (v) contribution to the development of CODIF, a system that electronically controls the collection of value-added taxes on fuel sales, (vi) support in the implementation of electronic invoices at the federal level, concluded in 2008, (vii) support for ANP resolution nº 33, which established brand definition and the obligation of disclosing the origin of the fuels in order to inhibit certain distributors from using a fake brand (known as cloned stations) and (viii) the suggestion of several other measures, supported by ANP, including focusing the collection of PIS/COFINS - Social Integration Program Taxes and Contribution for the Financing of Social Security Taxes at distilleries and the installation of flow meters, which were included in Law 11,727/2008. As a result of these efforts, the more regulated market is leading to the weakening of the business model of lower prices based on artificially lower costs and unfair practices, creating a level playing field and increasing sales volumes of the formal market. In 2009, the share of ethanol volume sold by Sindicom members over the total market was 61%, compared to 60% in 2008 and 56% in 2007.

Environmental, health and safety standards. Fuel distributors are subject to Brazilian federal, state and local laws and regulations relating to environmental protection, safety and occupational health and safety licensing by the fire department and transportation. The National Environment Council – CONAMA – is the principal responsible for ruling and accepting matters with respect to the environment. Environmental state agencies and municipal departments are also responsible for establishing and supervising complementary laws and regulations within its areas of operation.

Fuel distributors must obtain authorizations and/or licenses from federal, state and/or municipal environmental agencies and fire departments to implement and operate their facilities. They are required to develop programs to control air and water pollution and hazardous waste. Emergency plans for its plants and headquarters, involving communities, public companies and other private companies must also be implemented. Fuel distributors must also comply with laws from the Ministry of Labor, which prescribes occupational health and safety standards. To maintain a safe and healthy workplace, companies must carry out comprehensive occupational health and safety programs.

Fuels may be transported only under special conditions. In Brazil, transportation of dangerous products is regulated by regulatory authority and the regulations cover all modes of transport.

Ipiranga

Ipiranga was founded in 1937 and is currently the largest private player in the Brazilian fuel distribution market, with approximately 21% market share and 5.5 thousand service stations as of December 31, 2009.

In 2009, Ipiranga distributed diesel, gasoline, ethanol, NGV, fuel oil, kerosene and lubricants nationwide. In addition to a traditional fuel distribution business, Ipiranga has a significant and growing convenience store business, branded “am/pm,” as well as a lubricant servicing business, branded “Jet Oil”, and other related products and services.

Markets and marketing. Until March 2009, Ipiranga only operated in the South and Southeast regions of Brazil. After the acquisition of Texaco, Ipiranga became a nationwide distributor and started to operate in the Northeast, North and Mid-West regions of Brazil, regions where the fuel consumption grows above the national average rate, given the lower car penetration and faster-growing household income compared to other regions. Under the terms of the Ipiranga Group Transaction Agreements, Petrobras has the exclusive right to use Ipiranga’s brand in the operating regions of the Northern Distribution Business for five years from the date of the acquisition of Ipiranga Group, expiring in April 2012. Until then, Ipiranga will operate with the Texaco brand in those regions.

Growth in the fuel distribution sector is directly influenced by GDP growth rates and by the size of car fleet. Vehicle sales in Brazil have been increasing at a fast pace due to higher disposable income and increased availability of credit in Brazil. The increases of Brazilian GDP of 5.1% in 2008 and 5.4% in 2007, coupled with greater availability of credit, resulted in record levels of vehicle sales. In 2009, despite the 0.2% decrease in GDP, a new record of car sales was registered in Brazil, as a result of the government reduction in taxes levied on car sales to encourage an increase in demand in the sector, as well as higher credit availability during the second half of the year. See “Item 5.D. Operating and Financial Review and Prospects — Trend Information”. See “Item 4.B. Information on the Company — Business Overview—Fuel Distribution — Industry and Regulatory Overview”. Furthermore, recent legislative changes and inspection in the fuel distribution sector have progressively curbed unfair competition, creating a level playing field in the Brazilian distribution market. These improvements should benefit the formal market by capturing the volume from the grey market.

In 2009, approximately 3.0 million new light vehicles were registered according to ANFAVEA, an increase of 13% from 2008, with flex fuel cars increasing by 14%. The total light vehicles fleet in Brazil as of December 31, 2008, according to the last available data, was 25.5 million, according to ANFAVEA. In 2009, the fuel volume sold by Ipiranga grew by 43% compared to 2008, with (i) the combined sales volume of gasoline, ethanol and NGV increasing by 59% (2,770 thousand cubic meters) driven by (a) the consolidation of Texaco’s volume from the second quarter of 2009 onwards, (b) the general growth in vehicle fleet, and (c) changes to legislation implemented in the fuel distribution sector, which encouraged the expansion in the number of flex-fuel vehicles and resulted in a 80% increase in ethanol sales, and (ii) diesel sales volume increasing by 32% in the period (2,233 thousand cubic meters), as a result of the consolidation of Texaco from April 1, 2009, partially offset by a decrease in the Brazilian GDP.

Ipiranga’s sales through its service stations accounted for 70% of its total sales in 2009. As of December 31, 2009, there were 5,499 service stations operating under the Ipiranga and Texaco brand, of which 636 had the land either owned by us or under a long term lease to us and 4,863 owned by third parties. In 2009, 86% of these service stations were located in urban, high population density areas, with the remaining 14% being highway service stations.

Distribution to large consumers represented 23% of Ipiranga’s sales in 2009. Ipiranga had 3,328 customers in 2009, including state and municipal governments and transportation fleet owners.

Ipiranga also sells diesel, lubricants, fuel oil and kerosene to approximately 286 independent TRRs that redistribute these products to small and medium-sized companies throughout Brazil. Ipiranga’s TRR clients consist mostly of companies that have large fixed tanks at their facilities. These clients represented 7% of Ipiranga’s sales volume in 2009.

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

The table below shows Ipiranga’s sales by product:

	Year ended December 31,
	(in thousand cubic meters)
Client category	2009	2008	2007(1)
Diesel
Service station	4,605.7	3,100.4	2,890.9
Large consumers	3,592.5	3,097.0	2,903.0
Retail wholesale resellers - TRR	1,078.5	846.4	796.1
Total Diesel	9,276.7	7,043.8	6,590.0

Gasoline	4,605.4	3,039.2	3,039.4
Ethanol	2,567.5	1,424.5	961.0
Others	764.3	567.2	578.1

Total volume sold	17,213.8	12,074.7	11,168.5

(1)	Figures include Ipiranga’s results of operations for the entire year and are being presented for comparison purposes only. Ultrapar has been consolidating Ipiranga’s results of operations into its financial statements from the second quarter of 2007 onwards and, accordingly, sales of Ultrapar derived from Ipiranga’s operations in 2007 are materially lower than figures shown in the table above.

Distribution infrastructure. Ipiranga had 68 storage terminals as of December 31, 2009, that were strategically located to facilitate fast and economic delivery of its products. There are two types of facilities: primary storage terminals, generally located near the coast and major cities, which are supplied by refineries through pipelines, and secondary storage terminals, which are mainly located inland, and are supplied by primary terminals by railroad or through road transportation for locations not accessible by railroad. Ethanol is supplied to the terminals, by road. Ipiranga has its own fleet of trucks through its transportation company, Tropical, which was responsible for transportation of 56% of the volume of fuels sold by Ipiranga in 2009, with the remaining portion of the transportation provided by third parties.

Resellers. Ipiranga generally enters into three types of arrangements with resellers: (i) it owns land, equipment and buildings for a service station that it leases to an operator, (ii) a third party owns land, and leases it to Ipiranga and it constructs a service station facility or make improvements to an existing facility and leases the station to an operator and (iii) the operator or a third party owns the land and constructs a service station facility or makes improvements to an existing facility that is typically financed by Ipiranga. For all of these arrangements Ipiranga not only owns, but is also responsible for installing the storage tanks and service pumps at the service stations. Under the terms of the contracts and in accordance with applicable law, each reseller operating under Ipiranga’s brand must purchase fuels exclusively from us. For the year ended December 31, 2009, approximately 70% of Ipiranga’s volume sold was through resellers.

In order to strengthen its relationship with its reseller network and differentiate itself from its competitors, Ipiranga has created incentive programs aiming at strengthening loyalty to Ipiranga’s brand. As part of these incentive programs Ipiranga provides yearly rewards to its service station owners with free trips abroad through the relationship program Clube do Milhão (Million Club) upon the accomplishment of pre-established targets. Ipiranga also establishes relationship programs with service stations’ employees, such as Clube Vip (VIP Club), in order to encourage the sale of added-value products and services, including credit cards, such as Cartão Ipiranga (Ipiranga private label credit card), Cartão Ipiranga Carbono Zero (Ipiranga Zero Carbon Card) and premium gasoline. Training programs are given to these employees focusing on developing their knowledge about the business and their capacity for selling products and services. Following the strategy of innovation in the retail segment and providing differentiated customer service, in 2008 Ipiranga launched Ipirangashop.com, a service which is intended to maximize potential business from the large flow of consumers at its fuel service stations and combines two sales channels: the sale of car-related products in its fuel service stations, and the offering of some 18,000 items in a website. Ipirangashop.com is a partnership with Grupo Hermes, a large retailer in Brazil, which is in charge of the operational aspects of this service, including the purchase, inventory and delivery of the goods sold. Ipiranga, in turn, is responsible for marketing campaigns and for the implementation of Ipirangashop.com in its service station network and website.

In 2009, Ipiranga created the “Km de Vantagens”, a customer incentive program that awards points in connection with purchases of products and services at Ipiranga’s network and allows customers to exchange such points for discounts, products or services provided by Ipiranga and its partners. Ipiranga developed strategic partnerships to broaden the scope of the program and the benefits for its clients and resellers, including partners in the areas of entertainment, tourism, magazines, among others. The Km de Vantagens program reached 2.4 million clients in the end of 2009. In 2009, Ipiranga am/pm convenience stores, the largest convenience store network in Brazil, launched some initiatives to increase product offer through the launch of private label products and the introduction of the am/pm bakeries. The Jet Oil units, Ipiranga’s lubricant changing and automotive service specialized network, ended 2009 with 577 franchises. Based on the success of Jet Oil, Ipiranga launched in 2009 the Jet Oil Motos, which offers a pioneering specialized oil-changing service for motorcycles in Brazil.

In addition, we monthly analyze our service stations and franchises’ results and compare them to established marketing plans in order to recognize and implement improvements for our resellers’ network, as well as to identify resellers who surpassed their individual targets and should be awarded under the incentive programs.

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

The ethanol fuel market in Brazil consists of more than 400 independent distilleries, producing sugar and ethanol from sugarcane. Ethanol production occurs approximately eight months per year. A portion of the production is stored in the distilleries to meet demand during the inter-harvest season. Distilleries produce two types of ethanol: (i) anhydrous ethanol, which must be blended with gasoline and (ii) hydrated ethanol, which is essentially used for flex fuel vehicles.

Prices of ethanol are determined by the market in Brazil with no governmental intervention. Producers and distributors mostly trade ethanol on a spot basis and rarely enter into long-term supply contracts (with set volume and price terms).

Ethanol in Brazil is substantially based on sugarcane that can either be used to produce ethanol or sugar. From an ethanol producer’s perspective the production ratio between ethanol and sugar is determined based on the respective prices of ethanol in the Brazilian market and of sugar in the international markets, such choice being fundamental for leveraging the profitability of their plant. Although ethanol production is subject to favorable climate conditions, the risk of interruptions in supply is primarily confined to the end of the harvest.

Storage of fuels. Ipiranga stores its fuels in large tanks at each of its facilities located throughout the regions in which it operates. Primary facilities receive fuels directly from Petrobras by pipeline and from distilleries by railroad and road transportation and secondary facilities are supplied by railroad and truck. See “Item 4.D. Information on the Company — Property, Plant and Equipment”. In 2009, Ipiranga’s storage capacity was 470,694 cubic meters. Based on its 2009 average sales, Ipiranga can store for approximately ten days of fuel supply, in line with the average stock period of the fuel distribution industry. Accordingly, an interruption in the production of oil-based fuels for longer than that time period could result in shortages, such as the one that occurred during the Petrobras strike in 1995.

Competition. Ipiranga’s main competitors in 2009 were:

•	BR, a subsidiary of Petrobras, which has been operating in the Brazilian fuel distribution sector since 1971. BR is the Brazilian market leader and operates throughout the entire country.

•

Shell, a subsidiary of Royal Dutch Shell, which has a worldwide presence in more than 110 countries. In Brazil, Shell is the third largest fuel distributor and has been operating in the market since 1913.

•

Esso has been operating in Brazil since 1912 and was a subsidiary of Exxon Mobil Corporation group until 2008, when Cosan S.A. Indústria e Comércio (“Cosan”) acquired Esso’s fuel distribution business in Brazil. Cosan is the largest producer of sugar and ethanol in Brazil, but until the acquisition it did not operate in the fuel distribution market. In January 2010, Cosan announced that they have entered into a non-binding memorandum of understanding with Shell International Petroleum Company Limited, a subsidiary of Royal Dutch Shell, for the creation of a joint venture combining certain of their respective assets. Both companies would contribute, among other assets, with their respective fuel distribution business.

•

Alesat, a domestic Brazilian fuel distributor created in 2006 as a result of the merger of Ale and Satelite, is present in 21 Brazilian states. In December 2008, Alesat acquired the fuel distribution business of Repsol YPF in Brazil, which had a 1% market share in 2008.

The following table sets forth the market share of Ipiranga and its competitors based on ANP data:

	Year ended December 31,
Distributor(1)	2009	2008	2007
Petrobras	34.0	34.4	34.6
Ipiranga(2)	20.9	13.8	14.2
Shell	12.1	11.7	11.4
Texaco	—	8.2	8.8
Cosan	5.5	5.3	5.7
Alesat(3)	4.2	3.7	4.1
Others	23.3	22.8	21.2

Total cubic meters	100.0	100.0	100.0

(1)	Volume sold of gasoline, ethanol and diesel.
(2)	Includes Texaco’s volume for the entire year of 2009.
(3)	Includes Repsol.

The retail market for gasoline, diesel and ethanol in Brazil is highly competitive. Prices to retailers tend to be similar among competing distributors, particularly due to low margins in the sector. Therefore, our strategy is to differentiate ourselves in the market by offering value-added services to complement our main products, with the goal of becoming the preferred customer choice. In line with this strategy, in 2009 Ipiranga launched an innovative client incentive program for the customers of its service station network, Km de Vantagens, and the specialized oil-changing service for motorcycles in Brazil, Jet Oil Motos. In 2008, Ipiranga launched Ipirangashop.com, offering new products and services to the customers in its service stations and increasing the sources of revenues for itself and its resellers. In 2007, Ipiranga invested in the marketing campaign Gasolina Original (Original Gasoline) aiming at reinforcing the quality and reliability of Ipiranga’s gasoline. In 2007, Ipiranga also launched Gasolina Original Aditivada, a premium gasoline, with a higher added value. Media campaigns were made for the launch of this product and the sales of this premium gasoline were included as targets of our incentive programs, such as Clube Vip and Clube do Milhão. In order to add value to the diesel sold, Ipiranga offers complementary programs to facilitate control of the product sold to large consumers allowing them to reduce their fuels costs, such as the Freight Monitor (Controle Teleprocessado de Frotas) and Digital Freight (Frete Digital). The following graph shows sales volumes for the Brazilian market and Ipiranga for the periods indicated:

(1)	Diesel, gasoline, ethanol and natural gas for vehicles (Source: ANP, Brasil Energia and Sindicom).

Quality. In 1998, Ipiranga’s terminal in Londrina, in the state of Paraná, received the first ISO 14001 (Environmental Management System) certificate for a fuel distribution terminal in Latin America. In the same year, Ipiranga’s lubricant factory located in Rio de Janeiro obtained an ISO 9001 (Quality Management System). In 1999, Ipiranga’s Betim Terminal obtained ISO 9001 and ISO 14001 certifications and OHSAS 18001 (Safety and Occupational Health Management System) in 2008. Currently, Ipiranga adopts an environmental policy through SIGA (Ipiranga Environmental Management System), which includes safety, occupational health, environment, social responsibility and quality aspects.

Petrochemicals and Chemicals

Industry and Regulatory Overview

The petrochemical industry transforms crude oil or natural gas into widely used consumer and industrial goods. The Brazilian petrochemical industry is generally divided in three sectors, depending on the stage of transformation of the petrochemical raw materials. The companies that operate in these different stages are known as first, second and third generation companies.

First generation companies. Brazil’s first generation companies, which are referred to as “crackers,” break down or “crack” naphtha (a by-product of the oil refining process), their principal feedstock, into basic petrochemicals. In Brazil, the crackers supply their naphtha requirements from Petrobras and through imports. Currently, Petrobras is the major Brazilian producer of naphtha. The basic petrochemicals produced by the crackers include olefins, primarily ethylene, propylene and butadiene, and aromatics, such as benzene, toluene and xylenes. Braskem, with three plants, located in Camaçari, in Triunfo and in Mauá (the recently acquired Quattor Química) — Brazil’s three naphtha crackers — sell these basic petrochemicals to second generation companies. The basic petrochemicals, which are in the form of either gases or liquids, are transported to the second generation companies through pipelines for further processing. This sector is passing through a restructuring process, with the emergence of Braskem as the main player and Petrobras as a relevant minority shareholder.

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

In 2009, there were 47 second generation companies operating in Brazil, including Oxiteno. The intermediate petrochemicals are produced in solid form (as plastic pellets or powders) and in liquid form and are transported through roads, railroads or by ship to third generation companies.

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

The São Paulo complex, located in the municipality of Santo André and Mauá in the state of São Paulo, was created in 1972 and is the oldest petrochemical complex in Brazil. Its cracker, Quattor Química, recently acquired by Braskem, supplies first generation petrochemicals to 26 second generation companies including Oxiteno. Quattor Química has an ethylene production capacity of 720,000 tons per annum.

The southern complex, located in the municipality of Triunfo in the state of Rio Grande do Sul, is based around the raw materials cracker, Braskem, and includes six second generation companies. Braskem’s plant in Triunfo has an ethylene production capacity of 1.2 million tons per annum. Oxiteno does not purchase ethylene from Braskem in Triunfo, but purchases C4, a raw material used in the production of Methyl-ethyl-ketone, or MEK.

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

Environmental, health and safety standards. Petrochemical companies are subject to Brazilian federal, state and local laws and regulations governing the protection of the environment. At the federal level, the main regulators are CONAMA and the Ministry of Labor.

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

Oxiteno

We operate in the chemical sector through the second generation company, Oxiteno, a wholly owned subsidiary of Ultrapar. Oxiteno is the only Brazilian producer of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers and methyl-ethyl-ketone. Oxiteno is also a major producer of specialty chemicals. Besides a plant in Venezuela, Oxiteno is the only ethylene oxide producer in South America. Its products are used in a broad range of industrial sectors, such as cosmetics, detergents, crop protection chemicals, polyester, packaging, coatings and oil industry. During the year ended December 31, 2009, Oxiteno sold 634 thousand tons of chemical and petrochemical products.

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

Commodity products. The following are Oxiteno’s principal commodity products and their principal uses and markets:

Ethylene oxide. Ethylene oxide is a colorless and highly flammable gas at room temperature and atmospheric pressure. Ethylene oxide is produced in a continuous production process by gaseous phase catalytic partial oxidation of ethylene by oxygen at high temperature and pressure. In 2009, Oxiteno used approximately 97% of its ethylene oxide production in the production of derivatives and sold the remaining 3% to other petrochemical companies.

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

Specialty chemicals. The following table sets forth Oxiteno’s principal specialty chemical products and their principal uses and markets.

Major Markets	Specialty Chemicals	Examples of uses and effects
Detergents	Alkylbenzene sulfonic acids, alkylsulfates, alkyl ether sulfates, ethoxylated alkylphenols, ethoxylated fatty alcohols, polyethyleneglycols, alkanolamides, betaines, sulphosuccinates, block copolymers EO/PO	Used in detergents, the specialty chemicals are added mainly to improve cleaning power and foaming and to reduce skin irritability.

Crop protection chemicals	Ethoxylated fatty amines, ethoxylated alkylphenols, alkyl ether sulfates, blends, naphthalene sulfonate, ethoxylated vegetable oil, copolymers EO/PO	Used as part of the composition of crop protection chemical, such as herbicides. Increases their efficiency, by improving soil penetration and adherence of the products to plant surfaces.

Cosmetics	Alkylsulfates, alkyl ether sulfates, betaines, ethoxylated fatty alcohols, polyethyleneglycols, alkanolamides, ethoxylated sorbitan esters, sorbitan fatty esters	Used in cosmetics as moisturizers, detergents for foaming and residue removal, and reduction of eye irritation in shampoos.

Foods	Sorbitan fatty esters, ethoxylated sorbitan esters, emulsifiers, stabilizers, dispersants	Principally used as additives for breads and cakes, improving their texture and consistency, and as an emulsifier responsible for ice cream creaminess.

Textiles	Ethoxylated alkylphenols, ethoxylated fatty alcohols, ethoxylated vegetable oils, ethoxylated fatty amines, antistatic agents, lubricants, softeners, emulsifiers, antifoamers, mercerizing additives, humectants, low foam detergents	Used in the processing of textiles, improving spinning and weaving performance. Permits greater evenness in the mixing of fibers, dyeing, bleaching and improving the softness of the final cloth.

Leather	Ethoxylated alkylphenols, polyethyleneglycols, naphthalenes, sulfonates	Applied from the beginning of the leather processing stage up to the finishing stage as an emulsifier, detergent, degreaser, dispersant, moistener, color penetrating agent and vulcanization additive (manufacture of soles).

Hydraulic fluids	Ethylene glycol ethers, ethylene glycols, corrosion inhibitors	Used directly as hydraulic fluids in vehicles. Brake fluids guarantee brake system performance and safe braking. Cooling liquids help to cool the motor and maintain the correct operating temperature.

Oil field chemicals	Additives, emulsion preventer, mutual solvent, surfactant, antifouling, glycols, ethanolamines and dispersants	Chemical inputs applied in all stages of the production of oil and gas, such as drilling, cementing, completion, stimulation, production and refining, each one with specific characteristics.

Domestic sales. The Brazilian petrochemicals industry seeks to prioritize demand from the domestic market, where there is greater value added, although sales are also made to the overseas market. While Oxiteno sells the larger part of its commodities and specialty chemicals in Brazil, production capacity exceeds domestic market demand, with Oxiteno exporting surplus production to more than 40 countries in Asia, Latin America, Europe and North America. Oxiteno maintains production capacity above local demand for strategic reasons. For the years ended December 31, 2009, 2008 and 2007, 31%, 29% and 29% of Oxiteno’s net sales, respectively, were from sales outside Brazil. For the years ended December 31, 2009, 2008 and 2007, 32%, 30% and 29% of Oxiteno’s sales volume, respectively, were from sales outside Brazil. In the Brazilian market, mono-ethylene glycol, or MEG, produced by Oxiteno, is sold mainly to chemical companies that manufacture polyester fiber, which is used to produce a variety of fabrics, and is also sold to producers of polyethylene terephthalate, or PET, which is a polymer used to make packaging, such as soft drink bottles.

The following table shows Oxiteno’s domestic market sales volume by market segment for the period indicated:

	Year Ended December 31,
Market sector	2009(1)	2008(1)	2007(1)
	(in thousand metric tons)
Polyester (fabrics and PET)	27.6	18.5	75.3
Polymers	27.3	33.5	33.0
Coatings	36.9	37.1	36.9
Distributors	70.2	59.9	62.6
Home and personal care	92.7	83.3	84.1
Hydraulic Fluids	29.7	31.1	31.1
Crop protection chemical	88.9	80.3	71.6
Textiles, Leather and Paper	15.2	15.9	15.9
Oil and Gas	33.2	26.8	36.3
Others(2)	8.0	10.3	11.6

Total Brazilian market	429.8	396.8	458.3

(1)	Figures in 2009, 2008 and 2007 were reclassified to reflect the current structure of market sector and management responsibility.
(2)	Includes catalysts, civil construction, pharmaceutical and food.

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

Sales outside Brazil. Oxiteno’s export sales are made mainly to customers in the Mercosur region, NAFTA region, Far East and Europe. In Europe, Oxiteno exports mainly to the Netherlands, Belgium, Turkey and Italy. In the Far East, Oxiteno exports to China, Taiwan and South Korea.

The following table sets forth Oxiteno’s sales by volume for each geographic market served by Oxiteno in the periods indicated:

	Year Ended December 31,
Breakdown of sales volume outside Brazil	2009		2008		2007
	(in thousand metric tons and percentage of the total)
From Oxiteno Brazil
Mercosur (not including Brazil)	48.3	24%	38.6	23%	53.2	28%
Europe	19.2	9%	27.4	16%	37.3	20%
Far East	24.7	12%	19.4	11%	25.5	13%
NAFTA	33.6	16%	11.0	6%	20.7	11%
Other	13.0	7%	9.0	5%	12.7	7%
Sub-Total	138.8	68%	105.4	62%	149.4	79%

From Oxiteno Mexico
Mexico	32.1	16%	24.4	14%	20.2	11%
USA	10.4	5%	15.7	9%	8.7	5%
Other	6.0	3%	6.1	4%	5.9	3%
Sub-Total	48.5	24%	46.2	27%	34.8	19%

From Oxiteno Andina
Venezuela	16.6	8%	17.0	10%	4.7	2%
Other	0.7	0%	1.9	1%	0.3	0%
Sub-Total	17.3	8%	18.9	11%	5.0	2%

Total	204.6	100%	170.5	100%	189.2	100%

Oxiteno exports a wide variety of chemical products including glycols, MEK, ethoxylated alkylphenols, glycol ether acetates, glycol ethers, ethanolamines and surfactants.

With the acquisition, in December 2003, of Oxiteno Mexico (formerly CANAMEX — a Mexican specialty chemicals company), Oxiteno has been focusing on establishing a growing presence in the Mexican market for specialty chemicals and creating a distribution platform for its product sales to the United States. At that time, CANAMEX had two production units, manufacturing principally ethoxylates, which were operating at 25% production capacity on the acquisition date due to serious financial difficulties being faced by CANAMEX. Currently, most of Oxiteno Mexico’s production is sold to the domestic Mexican market, largely for the food, agrichemical, oil and textile segments. The remaining sales volume is exported, mainly to the United States. In April 2007, Oxiteno acquired the operating assets of Unión Química SA de CV, in San Juan del Río, Mexico, adding 8,600 tons/year to Oxiteno Mexico’s production capacity of sulfonates and sulfates. See “Item 4.A. Information on the Company — History and Development of the Company”.

For the year ended December 31, 2009, Oxiteno Mexico’s sales volume totaled 48,478 tons, representing a 5% growth compared to the year ended December 31, 2008, despite the volatile economic environment mainly faced in 2009 due to the world financial crisis, and a 25% compound average growth rate over 2004, the first year that its plants operated under Oxiteno’s management. We believe Oxiteno Mexico’s success represents a positive step in our expansion outside Brazil, and also strengthens Oxiteno’s brand.

In September 2007, Oxiteno acquired 100% of the shares of Arch Química Andina in Santa Rita, Venezuela (renamed Oxiteno Andina). With this acquisition, Oxiteno increased its ethoxylates production capacity by 70,000 tons/year. For the year ended December 31, 2009, Oxiteno Andina’s sales volume totaled 17,305 tons.

As part of our strategy to grow outside of Brazil, we opened commercial offices in Argentina in 2006, in the United States in 2007 and in Belgium in 2008.

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

Oxiteno’s principal customers in the domestic market include Monsanto, which mainly purchases ethanolamines, Clariant S.A., which mainly purchases ethylene oxide and ethoxylated products, and Indústrias Gessy Lever Ltda. (Unilever) and Procter & Gamble, which mainly purchase surfactants. In the international market, Oxiteno sells both to industrial customers, including Monsanto US, Unilever Argentina, Syngenta and Mafisa, as well as trading companies and other third-party distributors. In 2009, Oxiteno’s ten largest customers accounted for 29% of its net sales. No single customer accounted for more than 7% of Oxiteno’s net sales in such year.

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

Oxiteno’s principal competitors are Shell Chemical, Exxon Mobil, Dow Chemical, Lyondell Brasil, Cognis, Clariant S.A., BASF S.A. and Rhodia.

Research and development. Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. As of December 31, 2009, 103 employees of Oxiteno were engaged in research and development and engineering activities. Oxiteno’s research and development expenditures in 2009, 2008 and 2007 were R$20.5 million, R$18.5 million and R$19.4 million, respectively. In 2004, Oxiteno founded its own “Science and Technology Council”, with six of the world’s major specialists in surfactants as members. These specialists, with experience in the surfactant industry or in the academic environment in the US, Europe and Latin America, follow the trends and opportunities in the sector. The council, currently composed of five specialists, meets once a year in September in São Paulo to analyze Oxiteno’s research and development project portfolio, as well as the management methodology applied. Their recommendations enable Oxiteno to improve its research and development activities’ efficiency, as well as to broaden the reach of its partnerships with international entities.

Raw materials. Oxiteno’s principal raw material is ethylene. For the year ended December 31, 2009, ethylene was responsible for 35% of Oxiteno’s variable costs of production and approximately 29% of its total cost of sales and services. Among Oxiteno’s other raw materials, the principal materials include palm kernel oil, C4, butyl alcohol, primary fatty amine and phenol. Supply of ethylene constitutes an entry barrier for new ethylene oxide producers in the country since the current production capacity of ethylene by Brazilian crackers is committed to existing second generation companies, including Oxiteno, and significant investments are needed for the construction of a new cracker. Ethylene is difficult and expensive to transport and store because it must be kept at a temperature below -200 degrees Fahrenheit (-100 degrees Celsius) during transportation and storage, therefore importing and exporting of ethylene is generally uneconomical. Accordingly, the naphtha crackers, including Braskem and Quattor Química, are largely dependent for their sales upon the second generation petrochemical companies, such as Oxiteno, located in the respective petrochemical complexes. However, ethylene oxide derivatives are regularly imported by the major international petrochemical companies and by international and domestic trading companies.

Ethylene supply. Ethylene is used for the production of ethylene oxide at the Camaçari plant and the Mauá plant. Braskem and Quattor Química supply all of Oxiteno’s ethylene requirements for the Camaçari plant and Mauá plant, respectively, through pipelines, thus minimizing the costs of delivery of ethylene and helping to ensure the reliability of supply. See “Item 4.B. Information on the Company — Business Overview — Petrochemicals and Chemicals — Industry and Regulatory Overview”.

Oxiteno has a long term contract with Braskem governing the conditions for the supply of ethylene from Braskem to Oxiteno. Under the terms of the agreement, Oxiteno is currently required to purchase and Braskem is currently required to supply at least 190,000 tons of ethylene per year and for 2011 the parties will be required to purchase and supply at least 220,000 tons. After the conclusion of the ethylene oxide production capacity expansion at Oxiteno’s Camaçari plant in 2011, Braskem will be required to supply Oxiteno with up to 265,000 tons of ethylene per year until 2021. The minimum purchase commitment is subject to proportional reduction in the case of scheduled shutdowns in the supplier’s and/or Oxiteno´s facilities. The supply price is indexed to ethylene prices on international markets and on the volume purchased by Oxiteno.

In August 2008, Oxiteno signed an ethylene supply agreement with Quattor Química that expires in 2023. The contract establishes and regulates the conditions for the supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 19,800 tons of ethylene semiannually. The minimum purchase commitment is subject to proportional reduction in the case of scheduled shutdowns in the supplier’s and/or Oxiteno´s facilities.

Oxiteno does not maintain any storage of ethylene and any unexpected interruptions in supply from the crackers would have an immediate impact on Oxiteno’s production.

First generation petrochemical companies undergo scheduled maintenance shutdowns. Oxiteno anticipates these shutdowns by building up inventory. Oxiteno also uses these planned shutdowns for regular maintenance work on its own plants or eventual substitution of catalysts or for expansion of installed capacity.

Price of ethylene. The price of ethylene supplied by Braskem (including Quattor Química) to Oxiteno for the production of goods to be sold in Brazil is linked to ethylene contract prices on international markets as from August 2006 to our plant in Camaçari and August 2008 to our plant in Mauá. Until July 2006, the price of ethylene supplied by Braskem was determined by a margin sharing mechanism established in March 1997. Prior to March 1997, the price of ethylene was negotiated between Braskem and its ethylene customers on a monthly basis.

The following table shows the average ethylene prices referenced to the North-Western Europe (NWE) contract prices:

NWE
(US$/ton)
2009
First Quarter	772.50
Second Quarter	939.23
Third Quarter	1,171.51
Fourth Quarter	1,246.27
Maximum Price in Year	1,274.02
Minimum Price in Year	680.36
Year Average	1,032.38

2008
First Quarter	1,536.52
Second Quarter	1,622.84
Third Quarter	1,845.24
Fourth Quarter	1,462.44
Maximum Price in Year	1,937.83
Minimum Price in Year	1,418.62
Year Average	1,616.76

2007
First Quarter	1,118.01
Second Quarter	1,199.86
Third Quarter	1,274.85
Fourth Quarter	1,368.33
Maximum Price in Year	1,384.82
Minimum Price in Year	1,106.69
Year Average	1,240.26

As naphtha is the main raw material for the production of ethylene in Brazil, fluctuations in the price of naphtha strongly influence fluctuations in the price of ethylene. Because the main determinant of the price of naphtha is the price of crude oil, the price of naphtha, and thus ethylene, is subject to fluctuations based on changes in the international oil price. The increases in the price of ethylene could affect Oxiteno’s competitiveness in the petrochemical market. See “Item 3.D. Key Information — Risk Factors — Risks Relating to Ultrapar and Its Industry”.

Other raw materials. For the year ended December 31, 2009, other raw materials, principally palm kernel oil, C4, butyl alcohol, acetic acid, nonene, phenol, primary fatty amine, fuel oil, ethanol, oxygen, base oils, ammonium and other accounted for approximately 31% of Oxiteno’s variable costs and 26% of its total costs of sales and services.

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

Income tax exemption status. Pursuant to legislation that provides tax relief for industries located in the northeast region of Brazil, Oxiteno benefited from an income tax exemption on operating profits from sales of its products at the Camaçari plant until December 2006. In December 2006, the Camaçari plant’s income tax exemption expired and a request was filed with ADENE (Northeast Development Agency), the agency in charge of managing this incentive program, seeking a 75% income tax reduction until 2016. The income tax reduction was approved by ADENE in May 2007. Income tax exemptions amounted to R$13.0 million, R$31.1 million and R$24.1 million for the years ended December 31, 2009, 2008 and 2007, respectively. We cannot guarantee that there will be no amendments to the current tax legislation. For further information see Note 10(d) to our consolidated financial statements.

Maintenance and quality control. Oxiteno carries out a program of preventive maintenance at each of its plants and uses statistical analysis to help predict production problems. The shutdowns due to the maintenance program take place at the same time as the shutdowns for the change of the ethylene oxide catalyst. In the case of the ethylene oxide and ethylene glycol units at the Mauá and Camaçari plants, which have continuous production processes, maintenance is preferably scheduled for periods when the relevant cracker, which supplies ethylene to the plant, is scheduled to be shut down for maintenance. Each cracker is typically shut down for maintenance for a period of approximately 20 days every 36 to 48 months. The same happens to the Triunfo plant, which receives C4 from Braskem. In the case of the other production units at such plants and the Tremembé plants, maintenance is performed during scheduled breaks in production. Oxiteno uses its own employees for specialized maintenance and uses third-party contractors for routine maintenance. In addition, Oxiteno has a team of employees responsible for quality control that operates continuously.

Health, safety and environmental matters. Oxiteno continuously monitors its compliance with federal, state and municipal legislation applicable to its various places of operation. In accordance with applicable law, Oxiteno is strictly liable for losses and damages of an environmental nature. See “Item 4.B. Information on the Company — Business Overview — Petrochemicals and Chemicals — Industry and Regulatory Overview”.

Each of Oxiteno’s plants is licensed by the competent environmental authorities. Licenses granted are valid for a fixed period of time and then must be renewed. The other terms of the licenses vary according to the applicable legislation and to the periodic inspections performed by environmental authorities.

Waste products from Oxiteno’s industrial plants are discharged in accordance with legal requirements. Effluents are discharged and treated in Oxiteno’s own treatment centers or by petrochemical complexes where it has activities. Oxiteno seeks to reprocess solid waste products in cement furnaces. Where reprocessing is not possible, these products are mainly incinerated.

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

Oxiteno developed an important project to increase the use of renewable raw materials, the oleochemical unit, which uses palm kernel oil, extracted from the palm seed, to produce fatty alcohols and its by-products. After the start-up of the oleochemical unit, in late 2008, the share of renewable raw materials in Oxiteno’s costs reached 18% in 2009, compared with 8% in 2005.

Logistics

Ultracargo

Ultracargo is the largest provider of storage for liquid bulk in Brazil. Ultracargo’s main differentiating characteristic is the strategic location of its facilities, located at port terminals and rail junctions in Brazil. Transportation services at Ultracargo include integrated multimodal transportation as well as the receiving and dispatching of customer’s goods. Ultracargo also offers ship loading and unloading services, the operation of pipelines, logistics programming and installation engineering. Ultracargo’s ten largest clients accounted for 55% of its revenues in 2009, with its three largest clients, Braskem, Petrobras and Oxiteno accounting for 21%, 6% and 5%, respectively, of Ultracargo’s revenues. Ultracargo’s strategic location of its operations, close to the main Brazilian port terminals, railroad junctions and roads, is one of the company’s main strengths and a key driver of integrated services profitability. The latest available data shows that Ultracargo accounted for approximately 75% of all tank capacity for liquids at the Aratu Terminal in the State of Bahia, which serves South America’s largest petrochemicals complex. The company is also present in the port of Santos, in the state of São Paulo, which was responsible for approximately 26% of the Brazilian foreign trade in 2009 (US$281 billion in 2009). The Santos Intermodal Terminal (TIS), inaugurated in mid-2005, has become the largest storage facility operated by Ultracargo after the integration of the terminals acquired from União Terminais in 2008.

As of December 31, 2009, Ultracargo operated a fleet of approximately 490 trucks and storage facilities with a capacity of 625,462 cubic meters, including 83,400 cubic meters derived from the asset acquisition of Puma, and an area of 30,200 square meters. See “Item 4.A. Information on the Company — History and Development of the Company”. Ultracargo’s history is one of pioneering logistics solutions in the Brazilian market. In March 2010, Ultrapar announced that it has entered into a sale and purchase agreement to sell the in-house logistics, solid bulk storage and road transportation businesses of Ultracargo so that it can focus exclusively on its liquid bulk storage business. The transaction is expected to close by mid-2010. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments”.

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

Ultracargo, through a fleet of tanker trucks, offered in 2009 transportation services for chemical products, fuels and other special bulk cargo in several major industrial regions in Brazil. In 2009, Ultracargo operated a fleet of approximately 640 trucks and, in the years ended December 31, 2009. 2008 and 2007, transported approximately 1.5 million, 2.2 million and 2.1 million tons, respectively.

In the LPG distribution industry, Ultracargo provides bulk transportation from Petrobras’ facilities to filling stations of the distributors and between the distributors and their final industrial clients.

In 1997, Ultracargo began operating in the market for bulk transportation of solid chemical products, an important sector of the transport business in the domestic market in which products are transported utilizing special silos and semi-trailers. Ultracargo believes that it has a competitive advantage to offer to clients in certain segments that require outstanding quality and safety standards. For the year ended December 31, 2009, Ultracargo transported approximately 1.5 million tons of products, of which 715 thousand tons were solid chemical products and 186 thousand tons were LPG.

In March 2010, Ultrapar announced that it has entered into a sale and purchase agreement to sell the in-house logistics, solid bulk storage and road transportation businesses of Ultracargo so that it can focus exclusively on its liquid bulk storage business. The transaction is expected to close by mid-2010. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments”.

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

Ultracargo completed the construction of another intermodal terminal in Santos (TIS) in mid-2005. This project is Ultracargo’s second port installation to integrate road, rail and maritime transportation systems, the first being Aratu. Ultracargo’s investment in this terminal was approximately R$80 million. The terminal occupies an area of approximately 64,000 square meters that hosts 33,500 cubic meters of tankage space for chemical products, 40,000 cubic meters for ethanol and 38,000 cubic meters for vegetable oils. The terminal was built in partnership with Crystalsev and Cargill/Coinbra.

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

In 2009, Ultracargo added 95,400 cubic meters to its liquid bulk storage capacity through (i) the acquisition of Puma’s assets in Suape, adding 83,400 cubic meters and (ii) the expansion of its terminal in Aratu, adding 12,000 cubic meters.

Income tax exemption status. Pursuant to legislation which offers tax relief to industries located in the northeast region of Brazil, Ultracargo enjoys a 75% reduction in income tax on the total operating profits from its Aratu terminal, valid through 2012, and a 75% reduction in income tax on operating profits from acetic acids and butadiene product storage activities at the Suape Terminal, valid through 2015. For the years ended December 31, 2009, 2008 and 2007, tax breaks totaled R$0.8 million, R$1.6 million and R$0.8 million, respectively.

We cannot assure that there will be no amendments to the current legislation. For further information see Note 10(d) to our consolidated financial statements.

Quality. In 2007, Ultracargo’s main terminal in Aratu obtained an ISO 14,000 certification. In 2006, Ultracargo completed its ISO 9001:2000 recertification process. The evaluation process occurred under a unified Quality Management System for the entire country. Ultracargo was a pioneer in its segment to obtain ABIQUIM’s System for the Evaluation of Safety, Health, Quality and the Environment (SASSMAQ) in 2001, having been re-certificated in 2009. The purpose of the system is to ensure that service providers in this industry comply with the technical standards required by the chemical industry, reducing, therefore, the risks in transportation and distribution. Paulínia Intermodal Terminal (TIP) obtained the ISO 14000 certification in 2004 and underwent re-certification process in 2009. The adequate treatment of the environment as a central element of Ultracargo’s strategy is also present in the Santos terminal, designed and built to meet the highest safety and environmental standards, consequently obtaining the ISO 14001 certification and ISO 18001:2007 in 2009.

Oil Refining

RPR consists of a refinery in the city of Rio Grande, in the state of Rio Grande do Sul, in the Southern region of Brazil. The refinery’s nominal capacity is 17,000 barrels per day, and its principal products include gasoline, diesel, naphtha, fuel oil, LPG, kerosene, maritime bunker and asphalt. During 2006, the Ipiranga Group faced difficulties in keeping its refinery operating at full capacity, due to an increase in international oil prices, to which the refinery’s costs are linked, without a corresponding increase in oil derivatives prices in Brazil. This led the Ipiranga Group to suspend its operations for five months during that year. In 2009, the average production of the refinery was 13,858 barrels per day, which represented 82% of the refinery’s nominal capacity, and less than 1% of the total Brazilian oil refining capacity, according to ANP data. Ultrapar currently owns approximately one third of the capital of RPR. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Ipiranga Group”. RPR’s results have been proportionally consolidated into Ultrapar’s financial statements since the acquisition of Ipiranga Group. Results generated by the oil refining operations are not significant to Ultrapar. In 2009, the adjusted EBITDA from RPR operations consolidated into Ultrapar’s adjusted EBITDA amounted to R$32.8 million, corresponding to 2% of Ultrapar consolidated adjusted EBITDA for the year.

From the last quarter of 2007 to December 2008, RPR faced a challenging operating scenario, due to costly raw materials and market selling prices below international benchmarks. In 2009, RPR’s results were benefited from lower oil prices. Although raw materials prices have remained stable in the first quarter of 2010, no assurance can be given that the company will continue to operate throughout this year. See “Item 4.A. Information on the Company — History and Development of the Company”.

Insurance

We maintain insurance policies covering all the facilities of our wholly owned subsidiaries, which we consider appropriate to cover the risks to which we believe we are exposed, including loss and damage from fire, lightning, explosion of any nature, windstorm, plane crash and electrical damage. The maximum indemnification amount per event, including business interruption, based on the maximum possible loss that could result from specific location, is US$1,050 million, as of December 2009.

We have additional insurance that covers all our wholly owned subsidiaries with coverage of up to a maximum of US$400 million for losses and damage incurred by third parties as a result of any accidents that occur in connection with our commercial/industrial operations and/or the distribution and sale of our products and services.

Finally, we also have group life insurance, personal accident insurance, health insurance, domestic and international transportation and other risks insurance.

We believe that our insurance covers, in all material respects, the risks to which we are exposed and is in line with industry standards in Brazil. However, the occurrence of losses or other liabilities that are not covered by insurance or that exceed the limits of our insurance coverage could result in significant unexpected additional costs to us.

C. Organizational Structure

The following chart shows our organizational structure for our principal subsidiaries as of December 31, 2009:

(1)	Percentages represent approximate ownership of voting share capital and total capital (voting capital/total capital).
(2)	Minority participations in Utingás are mainly held by Liquigás Distribuidora S.A. and SHV Gas (31% and 8% of voting capital, respectively).
(3)	RPR was a wholly owned subsidiary of Ultrapar, jointly managed by Petrobras, Ultrapar and Braskem since it was acquired from the Ipiranga Group pursuant to the Ipiranga Group Transaction Agreements. Accordingly, since the acquisition of the Ipiranga Group, RPR’s results have been proportionally consolidated into Ultrapar’s financial statements. In February 2009, Braskem and Petrobras became direct shareholders of RPR by participating in its capital increase. See “Item 4.B. Information on the Company — Business Overview — Oil Refining” and See “Item 4.A. Information on the Company — History and Development of the Company”.

We conduct LPG distribution through Ultragaz. Ultragaz operates through three primary subsidiaries, Cia Ultragaz, Bahiana, and Utingás. The first two companies operate in the filling and distribution of LPG bottles. Bahiana operates primarily in the Northeast regions of Brazil and Cia Ultragaz serves South, Southeast and Mid-West regions of Brazil. Utingás is an LPG storage company, with facilities in the states of São Paulo and Paraná.

We conduct our fuel distribution business through Ipiranga, represented by our wholly owned subsidiary IPP, except for IPP’s subsidiaries that operates in the LPG distribution business. See “Item 4.A. Information on the Company — History and Development of the Company”. Ipiranga covers the distribution and marketing of petroleum products, fuel ethanol and NGV throughout Brazil. IPP also controls am/pm, the master franchisor of the am/pm brand in Brazil and Tropical Transportes, which provides transportation services for Ipiranga and other fuel distributors.

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

We conduct special bulk cargo logistics through our wholly owned subsidiary, Ultracargo, which operates through two main subsidiaries, Tequimar and Transultra. Transultra provides transportation services throughout Brazil, and Tequimar maintains storage facilities at five port terminals located near two of the main petrochemical complexes in Brazil, Camaçari and São Paulo. In March 2010, Ultrapar announced that it has entered into a sale and purchase agreement to sell the in-house logistics, solid bulk storage and road transportation businesses of Ultracargo so that it can focus exclusively on its liquid bulk storage business. The transaction is expected to close by mid-2010. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments”.

Except for Oxiteno Mexico and Oxiteno Andina, all of our material subsidiaries are incorporated under the laws of Brazil.

D. Property, Plants and Equipment

Ultragaz

Ultragaz’ LPG distribution network includes 15 filling plants. LPG is carried to the filling plants either via gas pipelines from Petrobras’ installations or by tanker trucks. When LPG transportation is via gas pipeline the bases are known as primary and when transportation is via tanker truck, the bases are known as secondary. Ultragaz also operates LPG storage bases, known as satellite bases for supplying our bulk trucks. Ultragaz maintains storage facilities for LPG bottles and satellite bulk distribution plants at strategic locations in order to maintain supplies close to its customer bases and thus to reduce transportation costs. Part of the LPG transported by truck from Petrobras to Ultragaz’s secondary plants is transported by Ultracargo’s fleet of tanker trucks on an arm’s-length basis. LPG is stored in the filling plants in large LPG storage tanks with a typical capacity of 60 tons per tank. In the case of LPG to be delivered in bulk, the LPG is pumped directly from the storage tanks into the bulk tankers. In the case of LPG to be delivered in bottles, the LPG is pumped from the storage tanks into a number of filling heads, which fills the LPG bottles.

The following table sets forth the total storage capacity, total filling capacity (assuming one 8-hour shift per day) during 2009 and the 2009 average filling utilization for each of Ultragaz’s primary and secondary filling stations and satellite stations.

Base	Type	Total storage capacity	Filling capacity		2009 average filling utilization rate
		(in tons)	(in tons per month)
Capuava	Primary	720	13,136		94%
Santos	Primary	960	3,727		76%
São José dos Campos	Primary	960	4,725		84%
Rio de Janeiro	Primary	500	8,029		77%
Barueri	Secondary	1,500	4,100	(1)	122%
Araraquara	Satellite	60
Mauá	Satellite	720
Pouso Alegre	Satellite	60
Paulínia	Primary	1,500	9,827		98%
Araucária	Primary	240	9,677		82%
Canoas	Secondary	600	4,694		87%
Betim	Secondary	882	7,658		90%
Ribeirão Preto	Secondary	180	4,679	(1)	103%
Goiânia	Secondary	360	3,512		80%
São José do Rio Preto	Satellite	60
Araçatuba	Satellite	180
Bauru	Satellite	120
Cascavel	Satellite	120
Londrina	Satellite	60
Blumenau	Satellite	60
Chapecó	Satellite	60
Florianópolis	Satellite	60
Joinville	Satellite	60
Caxias do Sul	Satellite	60
Ponta Grossa	Satellite	57
Sorocaba	Satellite	115
Mataripe	Primary	900	13,512	(1)	108%
Suape	Primary	500	3,620	(1)	147%
Caucaia	Secondary	420	4,304	(1)	113%
Aracaju	Secondary	240	4,246		90%
Juazeiro	Satellite	60
João Pessoa	Satellite	30
Pirajá — Salvador	Satellite	60

Total		12,464	99,446		97%

(1)	These bases operated with more than one 8-hour shift per day.

In addition, Ultragaz maintains headquarters in the city of São Paulo and regional offices in the areas in which it operates. Ultragaz also maintains 66 retail stores.

Ipiranga

Distribution of fuels is carried out through an extensive network of primary and secondary storage terminals. Primary storage terminals are generally located near refineries and are used as storage terminals for products to be transported either to secondary storage terminals or to large customers and retail wholesale resellers — TRRs. Distributors own their own storage terminals (Owned), lease space in third parties’ storage terminals (Third Party Agreement — TPA) or participate in pools (Joint-Operated terminals — JO) that serve two or more distributors. The following table sets forth the total storage capacity and ownership structure for each of Ipiranga’s primary and secondary facilities in 2009.

Base	Type	Ownership structure of Storage Terminal	Storage Capacity(m³)
Açailândia	Secondary	JO operated by others(2)	2,360
Araucária	Primary	TPA(1)	188
Araucária	Primary	JO operated by others(2)	46,646
Bagé	Secondary	Owned	5,199
Barcarena	Primary	Owned	9,180
Barra do Piraí	Secondary	MRS(3)	450
Barueri	Primary	TPA(1)	8,285
Bauru	Secondary	TPA(1)	1,205
Bauru	Secondary	JO operated by others(2)	3,292
Belém	Primary	Owned	11,645
Betim	Primary	JO operated by Ipiranga(2)	13,255
Betim	Primary	TPA(1)	1,300
Betim	Primary	JO operated by others(2)	11,659
Biguaçu	Primary	TPA(1)	3,130
Brasília	Primary	JO operated by others(2)	2,561
Cabedelo	Primary	TPA(1)	4,741
Campo Grande	Secondary	Owned	2,252
Campos	Secondary	JO operated by Ipiranga(2)	4,213
Canoas	Primary	Owned	39,324
Canoas	Primary	TPA(1)	4,410
Cascavel	Secondary	Owned	2,839
Caxias	Primary	Owned	31,763
Caxias	Primary	TPA(1)	2,255
Caxias	Primary	JO operated by others(2)	7,349
Cruz Alta	Secondary	Owned	4,372
Cubatão	Primary	TPA(1)	3,340
Cuiaba	Secondary	TPA(1)	470
Embiruçu	Primary	JO operated by Ipiranga(2)	5,197
Fortaleza	Primary	TPA(1)	6,387
Goiânia	Primary	JO operated by others(2)	6,345
Governador Valadares	Secondary	Owned	2,603
Guaramirim	Primary	TPA(1)	980
Guarapuava	Secondary	Owned	3,100
Guarapuava	Secondary	TPA(1)	1,220
Guarulhos	Primary	TPA(1)	1,850
Itabuna	Primary	TPA(1)	277
Itaguaí MRS	Secondary	MRS(3)	630
Itajaí	Primary	JO operated by Ipiranga(2)	8,721
Jequié	Primary	JO operated by others(2)	1,831
Juazeiro	Secondary	JO operated by others(2)	1,093
Londrina	Secondary	JO operated by Ipiranga(2)	3,815
Macapá	Secondary	Owned	4,454
Maceió	Primary	JO operated by others(2)	5,620
Manaus	Primary	Owned	1,698
Manaus	Primary	TPA(1)	600
Marabá	Secondary	TPA(1)	213
Maringá	Secondary	TPA(1)	3,640
Montes Claros	Secondary	TPA(1)	892
Munguba	Secondary	Owned	12,139
Ourinhos	Secondary	Owned	6,982
Passo Fundo	Primary	JO operated by Ipiranga(2)	6,909
Paulínia	Primary	Owned	9,943
Paulínia	Primary	TPA(1)	2,170
Paulínia	Primary	JO operated by Ipiranga(2)	29,284

Base	Type	Ownership structure of Storage Terminal	Storage Capacity(m³)
Porto Velho	Secondary	TPA(1)	1,900
Pres. Prudente	Secondary	Owned	2,679
Ribeirão Preto	Primary	JO operated by others(2)	10,677
Rio Grande	Secondary	TPA(1)	1,070
Santa Maria	Secondary	Owned	5,840
São Brás Suaçui	Secondary	MRS(3)	2,737
São Caetano	Primary	Owned	20,707
São Francisco do Conde	Primary	TPA(1)	3,010
São José do Rio Preto	Secondary	Owned	5,877
São José dos Campos	Primary	JO operated by others(2)	5,099
São José dos Campos	Primary	TPA(1)	550
São José dos Campos	Secondary	MRS(3)	232
São Luis	Primary	JO operated by Ipiranga(2)	11,299
Suape	Primary	JO operated by others(2)	16,921
Teresina	Secondary	JO operated by others(2)	3,640
Uberaba	Primary	TPA(1)	1,810
Uberlândia	Primary	JO operated by others(2)	6,987
Vitória	Primary	TPA(1)	13,380

		Total	470,694

(1)	Third party agreements.
(2)	Joint-operated with other distributors.
(3)	Storage terminal owned by MRS, a Brazilian logistic company, and operated by Ipiranga.

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

Ethylene oxide is primarily an intermediate material used in the production of ethylene oxide derivatives — only approximately 3% of Oxiteno’s sales volume in the year ended December 31, 2009 were ethylene oxide. Therefore, Oxiteno’s total production output may not be determined by adding the capacities of ethylene oxide and its derivatives.

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

Camaçari plant. The Camaçari plant, located in the Northeast Complex, was built by Oxiteno and commenced production in 1978. The Camaçari plant produces ethylene oxide and ethylene oxide derivatives, such as ethylene glycols, ethanolamines, glycol ethers and ethoxylated derivatives. In July 1997, a new plant was built with 105 thousand tons of ethylene oxide production capacity.

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

In 2009, the Camaçari plant operated at 68% of its production capacity.

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

Units	Capacity
(in metric tons per year)
Ethylene Oxide	90,000
Ethylene Glycols	40,000
Glycol Ethers	40,000
Acetates	72,000
C4+C5 Alcohols	10,000
Ethoxylated Derivatives	106,000
Alkylation	17,000
Esterification	4,000
Emulsification	3,000
Hydraulic fluids	30,000

In 2009, the Mauá plant operated at 69% of its production capacity.

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

In 2009, the Tremembé plant operated at 79% of its production capacity.

Suzano plant. In 2007, Oxiteno began operating a sulfonation and sulfation plant in Suzano, with a production capacity of 13,300 tons per year. This plant is managed by the Tremembé plant staff. In 2009, the Suzano plant operated at 67% of its production capacity.

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

In 2009, the Triunfo plant operated at 96% of its production capacity.

With the acquisition of Oxiteno Mexico (formerly CANAMEX) in December 2003 and Unión Química in 2007, Oxiteno acquired three specialty chemical plants in Mexico. As of December 31, 2009, the Coatzacoalcos plant had a production capacity of 56,000 tons per year of ethoxylates and 8,000 tons per year of alkyphenols; the Guadalajara plant had a production capacity of 32,000 tons per year of specialty chemicals and San Juan del Río had a production capacity of 11,000 tons per year of specialty chemicals. In 2009, the Guadalajara, the Coatzacoalcos and San Juan del Río plants operated at an average rate of 64%, 60% and 84% of their production capacity, respectively. With the acquisition of Oxiteno Andina in September 2007, Oxiteno acquired a specialty chemical plant in Venezuela.

As of December 31, 2009, the Santa Rita plant had a production capacity of 70,000 tons per year of ethoxylates.

The following table sets forth Oxiteno’s production plants located outside of Brazil:

Units	Capacity
(in metric tons per year)
Ethoxylated derivatives — Coatzacoalcos plant	56,000
Alkylation — Coatzacoalcos plant	11,000
Ethoxylated derivatives — Guadalajara plant	19,000
Esterification — Guadalajara plant	13,000
Sulfonation/Sulfation — San Juan del Río	8,000
Alkoxylated derivatives — Santa Rita	70,000

Ultracargo

The following tables set forth the principal products stored at, and the storage capacity operated by, Ultracargo’s facilities at December 31, 2009, and the average utilization of Ultracargo’s facilities during 2009.

Facility	Capacity (in cubic meters)	Average utilization %	Product Lines
Aratu (Bahia)	192,600	99%	Glycols, aromatics, acrylates, acrylonitrile, EDC, TDI, normal paraffins, linear alkyl benzene (LAB), linear alkyl sulphonate (LAS), methanol, ethers, alcohols, caustic soda, vegetable oil, fuels, PKO and Estearin.
Montes Claros (Minas Gerais)	4,400	138%	Fuels
Suape (Pernambuco)(2)	132,010	99%	Fuels, VAM, acetic acid, styrene, butadiene, glycols
Santos (São Paulo)	239,096	132%	Chemicals, fuels, lubricants, ethanol and vegetable oils
Rio de Janeiro(1)	16,920	100%	Chemicals and lubricants
Paranaguá(1)	29,955	66%	Chemicals and vegetable oils
Paulínia Solid Bulk (São Paulo)	1,881	0%	PET
Paulínia Liquid (São Paulo)	8,600	77%	Phenol, LAB, LAS, Ethanol
Total	625,462	95%

(1)	Terminals acquired through the acquisition of União Terminais
(2)	Includes capacity from the terminal acquired in Suape. See “Item 4.A. Information on the Company — History and Development of the Company”.

Facility(1)	Area (in square meters)	Average utilization %	Product Lines
Paulínia (São Paulo)	6,000	109%	Chemicals and special bulk cargo
Tatuí (São Paulo)	2,400	53%	Chemicals and special bulk cargo
Camaçari (Bahia)	4,000	54%	Chemicals and special bulk cargo
Mauá (São Paulo)	14,500	91%	Chemicals and special bulk cargo
Suape (Pernambuco)	3,300	41%	Chemicals and special bulk cargo
Total	30,200	70%	Chemicals and special bulk cargo

(1)	In March 2010, Ultrapar announced that it has entered into a sale and purchase agreement to sell the in-house logistics, solid bulk storage and road transportation businesses of Ultracargo so that it can focus exclusively on its liquid bulk storage business. This transaction is expected to close by mid-2010. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments”.

For more information about further investments to our property, plant and equipment, see “Item 4.A. Information on the Company — History and Development of the Company — Investments”.

Collateral

As of December 31, 2009, R$38.7 million of our consolidated debt was secured by property, plant and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

You should read this discussion together with our consolidated financial statements, including the notes thereto, and other financial information included elsewhere in this annual report and in conjunction with the financial information included under “Item 3.A. Key Information — Selected Consolidated Financial Information”. Our consolidated financial statements are prepared in reais in accordance with Brazilian GAAP and the accompanying notes contain a description of the principal differences between such practices and U.S. GAAP, and a reconciliation to U.S. GAAP of net income for each of the three years ended December 31, 2009, 2008 and 2007 and shareholders’ equity for the periods ended December 31, 2009 and 2008. Our consolidated financial statements as of and for the years ended December 31, 2009, 2008 and 2007 were audited by the independent registered public accounting firm, KPMG Auditores Independentes.

Our consolidated financial statements were prepared in accordance with accounting policies derived from the Brazilian GAAP, including, with respect to our financial statements as of and for the years ended December 31, 2009 and 2008, Laws 11,638/07 and 11,941/09 (former Provisional Measure 449/08), which amended the accounting policies adopted in Brazil and were enacted on December 28, 2007 and May 27, 2009, respectively. Our financial information under Brazilian GAAP as of and for any period prior to the year ended December 31, 2008 does not reflect any changes resulting from Laws 11,638/07 and 11,941/09, as allowed by CVM. See Note 2 to our consolidated financial statements.

Overview

Our four principal businesses are:

•	the LPG distribution business, conducted by Ultragaz;

•	the fuel distribution business, conducted by Ipiranga;

•	the chemical and petrochemical business, conducted by Oxiteno; and

•	storage for liquid bulk, conducted by Ultracargo.

Ultragaz sells LPG to residential, commercial and industrial market segments. Ipiranga distributes gasoline, ethanol, diesel, NGV, fuel oil, kerosene and lubricants through a network of approximately 5.5 thousand service stations and directly to large customers. Oxiteno produces ethylene oxide and its principal derivatives, and is also a significant producer of specialty chemicals, particularly surfactants. It manufactures approximately 700 products used in various industrial sectors such as cosmetics, detergents, crop protection chemicals, packaging, textiles and coatings. Ultracargo is the largest provider of storage for liquid bulk in Brazil, with seven terminals and storage capacity of approximately 625,000 cubic meters.

In April 2007, Ultrapar acquired the Southern Distribution Business, EMCA and a one-third stake in RPR as a result of the acquisition of the Ipiranga Group. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Ipiranga Group”. Accordingly, the financial information of the Southern Distribution Business and EMCA has been fully consolidated into Ultrapar’s financial statements and the financial information of RPR has been proportionally consolidated into Ultrapar’s financial statements since April 1, 2007.

In addition, between April 1, 2007 and January 1, 2008, EMCA’s financial information was consolidated into Ipiranga’s financial statements. Since January 1, 2008, EMCA’s financial information has been consolidated into Oxiteno to reflect the effective management responsibility for the business. The financial information of Oxiteno and Ipiranga in this annual report prior to January 1, 2008 reflects the current consolidation retrospectively (i.e. the consolidation of EMCA’s financial information into Oxiteno’s financial information), which differs from those reported in the Annual Report Form 20-F for the year ended December 2007, filed with the SEC on June 7, 2007.

In June 2008, Ultrapar executed a sale and purchase agreement for the acquisition of 100% of the shares of União Terminais, a company engaged in the storage and handling of liquid bulk. In connection with this agreement, Ultrapar acquired the port terminals in Santos and Rio de Janeiro in October 2008 and a 50% stake that Unipar held in União/Vopak, a company that owns a port terminal in Paranaguá (in the state of Paraná), in November 2008. The results of operations of the acquired businesses were consolidated into Ultrapar’s financial statements after their respective closing dates. Ultrapar’s financial statements as of and for the periods prior to such dates do not reflect any financial information of the acquired businesses. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of União Terminais”.

In August 2008, Ultrapar executed a sale and purchase agreement for the acquisition of Texaco’s fuel distribution business in Brazil, which was closed on March 31, 2009. The results of operations of the businesses acquired were consolidated into Ultrapar’s financial statements as from April 1, 2009. Ultrapar’s financial statements as of and for the periods prior to April 1, 2009 do not reflect any financial information of the acquired businesses. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Texaco”.

Brazilian economic background

Since most of our operating businesses are located in Brazil, we are significantly affected by Brazil’s economic and social conditions, including, but not limited to, gross domestic product, or GDP, growth rates, the domestic rate of inflation and exchange rate fluctuations.

Gross domestic product. In 2005, the Central Bank increased interest rates in order to meet inflation targets, and GDP growth decreased to 2.9% in the year ended December 31, 2005, compared to 5.7% growth in the year ended in December 2004. During 2006 and 2007, Brazil benefited from a period of relatively stable economical conditions and GDP grew by 3.8% and 5.4%, respectively, in line with successive reductions of interest rate by the Central Bank. The economic and operational environment in 2008 was marked by two distinct moments. In the first three quarters of 2008, Brazil’s GDP recorded a strong growth of 6.4% compared to the same period in 2007. However in the fourth quarter the deepening of the global financial crisis reversed this growth trend, and, as a result, GDP growth in 2008 was 5.1%. The year 2009 was marked by the effects of the global financial crisis, which was more intense during the first quarter of 2009, when the Brazilian GDP decreased by 2.1% compared with the same period of 2008. However, measures adopted by the Brazilian government to minimize the impacts of the crisis started to reflect on the economy in the following quarters, leading to a gradual recovery of the GDP. In 2009, Brazil’s GDP recorded a slight contraction of 0.2%. Our operations are significantly impacted by Brazilian GDP growth, specifically, sales of LPG to the commercial and industrial customers, sales of diesel, Oxiteno’s sales to the domestic market and Ultracargo’s logistics operations. In addition, sales of LPG to residential customers and sales of gasoline and ethanol are indirectly affected by the level of household income, which often bears a relation to GDP performance.

Inflation and currency fluctuations. Our cash operating expenses are substantially in reais and tend to increase with inflation. However, a significant portion of our costs of sales and services rendered are linked to the U.S. dollar and are not substantially affected by the Brazilian inflation rate. In addition, some of our real-denominated debt is indexed to take into account the effects of inflation. In 2005 and 2006, the real continued its appreciation trend against the U.S. dollar, which, together with the increased average interest rates, resulted in an inflation rate of 1.2% and 3.9%, respectively, as measured by the IGP-M, the Brazilian general price inflation rate and 5.7% and 3.1%, respectively, as measured by Índice Nacional de Preços ao Consumidor Amplo, or IPCA, an inflation index to which Brazilian government’s inflation targets are linked. In 2007, the IGP-M was 7.8%, and the IPCA was 4.5%, mainly due to an increase in food prices, despite the 17% appreciation of the real against the U.S. dollar in 2007. In 2008, the IGP-M was 9.8% and IPCA was 5.9% due to high inflationary pressures until September, mainly the economic growth and high commodity prices. In 2008 foreign direct investment in Brazil peaked the record level of US$45 billion, significantly increasing capital inflow, contributing to the appreciation of the real until September and to the assignment of the investment-grade rating to Brazil in April of that year. However, the deepening of the global financial crisis led to a reversal of the appreciation trend in the real of the previous five years resulting in a 32% depreciation of the real against the U.S. dollar in 2008. In 2009, the quick rebound of the Brazilian economy drove the inflow of foreign investments in the country, thus contributing to a 25% appreciation of the real in relation to the U.S. dollar, the highest appreciation in the decade. Despite the gradual recovery of the Brazilian economy after the first quarter of 2009, Brazil presented a 1.7% deflation in the year as measured by the IGP-M. According to the IPCA, however, the inflation rate was 4.3% in 2009, which is more in line with the growth trend in the Brazilian per capita income. From January 1, 2010 to May 31, 2010, the IGP-M and the IPCA index rates were 4.8% and 3.1%, respectively. From January 1, 2010 to June 25, 2010, the real depreciated 2% against the U.S. dollar. The principal foreign exchange risk we face arises from certain U.S. dollar denominated costs and expenses. Although a substantial part of our debt is dollar-denominated, it is currently hedged against currency devaluation through the use of various derivative instruments or matching investments in the same currency. Additionally, a significant part of our raw materials is also denominated or indexed to the U.S. dollar. A large part of our sales is denominated in reais, although prices in the chemical business are benchmarked to prices prevailing in the international markets, which in turn are linked to U.S. dollars. Hence, we are exposed to foreign exchange rate risks which could negatively impact our businesses, financial situation and operating results as well as our capacity to service our debt.

The table below shows the inflation rate for the periods indicated, as measured by the IGP-M as well as the devaluation (or appreciation) of the real against the U.S. dollar.

	Year ended December 31,
Index	2009	2008	2007
IGP-M	(1.7)%	9.8%	7.8%
IPCA	4.3%	5.9%	4.5%
Devaluation (appreciation) of the real against the U.S. dollar	(25.5)%	31.9%	(17.2)%

We manage the foreign exchange risk associated with the scheduled payments under the terms of our U.S. dollar indebtedness by investing in U.S. dollar-denominated securities and foreign currency/interest swap contracts, under which we pay variable interest in reais based on the interbank certificate of deposit rate, or CDI, and receive fixed interest in U.S. currency. As of December 31, 2009 our total obligations denominated in foreign currency (excluding RPR) were R$724.8 million (US$416.3 million), including import payables. At the same date our total asset position in foreign currency (excluding RPR) was R$602.8 million (US$346.2 million), comprised of investments indexed to U.S. dollars and hedging instruments used to manage fluctuations of exchange rates and foreign currency receivables exposures. As of December 31, 2009, RPR’s total asset position in foreign currency recorded in Ultrapar’s financial statements was R$87.0 million (US$50.0 million), which includes contracted exchange rate swaps primarily to protect the future import of oil, net of financing and suppliers in foreign currency. As of December 31, 2009, Ultrapar had a net exposure in foreign currency short in US$20.1 million. For the purposes of this paragraph, U.S. dollar values were calculated based on the December 31, 2009 real / dollar exchange rate. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Foreign Exchange Risk” for information about our foreign exchange risk hedging policy and Notes 16 and 21 to our consolidated financial statements.

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

Allowance for doubtful accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the subsequent inability of our customers to make required payments. The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers, as well as other receivables, and is included as selling expenses; no adjustment is made to net sales and services revenue. In order to establish the allowance for doubtful accounts, our management constantly evaluates the amount and characteristics of our accounts receivable. When significant delays occur and the likelihood of receiving these payments decreases, a provision is made. In case receivables in arrears are guaranteed or there are reasonable grounds to believe they will be paid, no provision is made. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required in future periods. However, because we cannot predict with certainty the future financial stability of our customers, we cannot guarantee that our reserves will continue to be adequate. Actual credit losses may be greater than the allowance we have established, which could have a significant impact on our selling expenses. See Note 6 and 21 to our consolidated financial statements for additional information about our allowance for doubtful accounts.

Deferred Taxes. We recognize deferred tax assets and liabilities which do not expire, arising from tax loss carryforwards, temporary add-backs, revaluation of property, plants and equipment and other procedures. We periodically review the deferred tax assets for recoverability and establish a valuation allowance, as required, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. In the event we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we evaluate the need to establish a valuation allowance against all or a significant portion of our deferred tax assets, resulting in an increase in our effective tax rate, thereby decreasing net income. A high degree of management judgment is required in determining any valuation allowance. The principal uncertainty relates to the likelihood of future taxable income from the subsidiary that generated the deferred tax asset. A change in our projections of profitability could result in the need to record a valuation allowance against deferred tax assets, resulting in a negative impact of future results. See Note 10 to our consolidated financial statements for additional information on taxes.

Contingent liabilities. We are currently involved in certain legal and administrative proceedings that arise from our normal course of business as described in “Item 8.A. Financial Information Consolidated Statements and Other Financial Information — Legal Proceedings” and Note 22 to our consolidated financial statements. We believe that the extent to which these contingencies are recognized in our consolidated financial statements is adequate. It is our policy to record accrued liabilities in regard to contingencies that can be reasonably estimated and could have a material adverse impact on the result of our operations or our financial condition, to the extent not covered by insurance, and that are likely to occur in the opinion of our management, based on information available to us including information obtained from our legal advisors. Future results of operations could be materially affected by changes in our assumptions, by the effectiveness of our strategies relating to these proceedings, by future developments in each matter being discussed or by changes in approach, such as a change in settlement strategy in dealing with these matters.

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

Certain derivative financial instruments used to hedge against changes in interest rates were designated as cash flow hedges for purposes of measuring their fair value. In the case of derivatives designated to cash flow hedge of the variation in interest rates, the difference between the fair value of the financial instrument and its value plus interest earned is recognized as a valuation adjustment in shareholders’ equity, not affecting the income statement. In case of foreign exchange derivatives designated by RPR for protection for future cash flows, the effect of foreign exchange rate variations in the derivative is recorded under the ‘valuation adjustments’ account in shareholders’ equity during the period when the hedged item does not affect the income statement. The difference between the fair value of the derivative and updated cost is recorded directly in the income statement. Gains and losses recorded in the shareholders’ equity are included in income, in case of prepayment.

For further detail on financial instruments of Ultrapar and its subsidiaries, see Notes 3(c), 5 and 21 to our consolidated financial statements.

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

Post-employment benefits.

Ipiranga and RPR recognized a provision for post-employment benefits mainly related to payment of Severance Pay Fund and health and life insurance plan for eligible retirees. The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and are recorded in the financial statements in accordance with Resolution CVM 371/2000. The independent actuary adopted certain economic and demographic assumptions in its valuation that may differ materially from those effectively verified as of the date they occur, which may have an impact on our post-employment benefits payments. See Note 23(b) to our consolidated financial statements.

Results of operations

The following discussion of our results of operations is based on the financial information derived from our consolidated financial statements prepared in accordance with Brazilian GAAP.

Year ended December 31, 2009 compared to the year ended December 31, 2008.

The following table shows a summary of our results of operations for the years ended December 31, 2009 and 2008:

	Year ended December 31, 2009	Percentage of net sales and services	Year ended December 31, 2008	Percentage of net revenue from sales and services	Percent change
	(in millions of reais, except percentages)
Gross revenue from sales and services	37,851.4	—	29,536.4	—	28%
Deductions	(1,735.5)	—	(1,268.4)	—	37%
Net revenue from sales and services	36,115.9	100%	28,268.0	100%	28%
Cost of products and services sold	(33,412.0)	93%	(26,152.3)	93%	28%

Gross income	2,703.9	7%	2,115.7	7%	28%
Selling, general and administrative expenses (SG&A)	(1,808.2)	5%	(1,424.4)	5%	27%
Other net operating income	19.3	0%	22.1	0%	(13)%
Operating income before financial income and other income	915.0	3%	713.4	3%	28%
Net financial income (expense)	(278.2)	1%	(168.8)	1%	65%
Other income (former non-operating income (expense), net)	20.3	0%	11.2	0%	81%
Income tax and social contribution	(187.0)	1%	(151.6)	1%	23%
Employees statutory interest/equity in income of affiliates	0.2	0%	(9.4)	0%	—
Net income for the year	470.3	1%	394.8	1%	19%
Net income attributable to Ultrapar	466.7	1%	390.3	1%	20%
Net income attributable to non-controlling interest	3.6	0%	4.5	0%	(20)%
Adjusted EBITDA(1)	1,354.4	4%	1,079.4	4%	25%

(1)	See footnote 7 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for additional discussion of adjusted EBITDA and its reconciliation to other information in our financial statements.

Gross revenue from sales and services. Ultrapar’s gross revenue from sales and services increased 28%, from R$29,536.4 million in 2008 to R$37,851.4 million in 2009, mainly as a consequence of the consolidation of Texaco’s gross revenue from the second quarter of 2009 onwards. For additional information, see “— Net revenue from sales and services” below.

Deductions. Ultrapar’s deductions, which consist mainly of taxes on sales and services such as ICMS, PIS and COFINS, increased 37%, from R$1,268.4 million in 2008 to R$1,735.5 million in 2009, mainly as a consequence of increased gross revenue from sales and services in 2009.

Net revenue from sales and services. Ultrapar’s net revenue from sales and services increased 28%, from R$28,268.0 million in 2008 to R$36,115.9 million in 2009, mainly as a consequence of a 34% increase in Ipiranga’s net revenue from sales and services derived from the consolidation of Texaco’s net revenue from sales and services from the second quarter of 2009 onwards and the increase in net revenue from sales and services of Ultragaz and Ultracargo.

The following table shows the change in net revenue from sales and services for each of our businesses:

	Year ended December 31,		Percent change
	2009	2008
	(in millions of reais)
Ultragaz	3,441.2	3,339.4	3%
Ipiranga	30,498.8	22,676.4	34%
Oxiteno	1,921.1	1,926.1	0%
Ultracargo	337.0	283.4	19%

Ultragaz’s net revenue from sales and services increased 3% from R$3,339.4 million in 2008 to R$3,441.2 million in 2009, mainly as a result of a 4% increase in the average selling prices, due to commercial initiatives implemented in 2009, which was, partially offset by the 0.7% decrease in sales volume, resulting from lower economic activity in 2009.

Ipiranga’s net revenue from sales and services totaled R$30,498.8 million in 2009, a 34% growth compared with R$22,676.4 million in 2008, as a consequence of the 43% increase in sales volume resulting from the consolidation of Texaco’s sales volume from the second quarter of 2009 onwards and the estimated 8% expansion of the light vehicle fleet in Brazil. This increase was partially offset by the effects of a 10% reduction in diesel prices paid to Petrobras in June 2009.

Oxiteno’s net revenue from sales and services remained relatively stable, amounting to R$1,921.1 million in 2009 as compared to R$1,926.1 million in 2008. In 2009, Oxiteno’s sales volume increased 12% due to the imports replacement process and expansions in the production capacity, while the average exchange rate of the real against the U.S. dollar increased 9%, which further increased the amount in reais Oxiteno received in connection with its sales. However, such increase was fully offset by an 18% decrease in average dollar prices, particularly the 46% decrease in international glycol prices.

Ultracargo’s net revenues from sales and services increased 19%, from R$283.4 million in 2008 to R$337.0 million in 2009. This increase mainly resulted from the consolidation of União Terminais’ net revenue in the fourth quarter of 2008 and contractual tariff adjustments.

Cost of products and services sold. Ultrapar’s cost of products and services sold, which mainly includes costs relating to the purchase of fuels, LPG and raw materials, increased 28% from R$26,152.3 million in 2008 to R$33,412.0 million in 2009, mainly as a consequence of the consolidation of Texaco’s cost of products and services sold from the second quarter of 2009 onwards.

The following table shows the change in cost of products and services sold for each of our businesses:

	Year ended December 31,		Percent change
	2009	2008
	(in millions of reais)
Ultragaz	2,895.7	2,898.4	0%
Ipiranga	28,828.0	21,492.2	34%
Oxiteno	1,611.2	1,526.8	6%
Ultracargo	197.0	187.4	5%

Ultragaz’s cost of products and services sold remained relatively stable, amounting to R$2,895.7 million in 2009 as compared to R$2,898.4 million in 2008, slightly higher than the variation in sales volume as a result of the effects of inflation on personnel costs and a larger number of re-qualified LPG cylinders.

Ipiranga’s cost of products and services sold increased 34% from R$21,492.2 million in 2008 to R$28,828.0 million in 2009, mainly as a consequence of a 43% increase in sales volume, resulting from the consolidation of Texaco’s sales volume in April 2009. This increase was partially offset by a 10% decrease in the diesel prices paid to Petrobras in June 2009.

Cost of products and services sold at Oxiteno increased 6%, from R$1,526.8 million in 2008 to R$1,611.2 million in 2009, due to the 12% growth in sales volume, coupled with a 9% increase of the average exchange rate of the real against the U.S. dollar in 2009, as well as a higher depreciation resulting from the expanded operations in the fourth quarter of 2008, partially offset by a 17% reduction in the variable cost per ton in dollar. Nevertheless, the reduction in the variable cost per ton in dollar price was significantly lower than the reduction in the international prices of raw materials, due to the usage of Oxiteno’s inventories with higher historical costs than replacement costs, mainly in the first half of the year.

Ultracargo’s cost of products and services sold increased 5% from R$187.4 million in 2008 to R$197.0 million in 2009, as a result of the consolidation of União Terminais’ cost of services from the fourth quarter of 2008 onwards and an increase in the volume of products handled at the terminals. This increase was partially offset by the realization of operational synergies resulting from the consolidation of União Terminais and reduced operations in the packed cargo transportation segment.

Gross income. As a result of the foregoing, Ultrapar’s gross income increased 28%, from R$2,115.7 million in 2008 to R$2,703.9 million in 2009. Ultragaz’s gross income increased 24%, from R$440.9 million in 2008 to R$545.5 million in 2009. Ipiranga’s gross income increased 41%, from R$1,184.2 million in 2008 to R$1,670.7 million in 2009. Oxiteno’s gross income decreased 22%, from R$399.3 million in 2008 to R$309.9 million in 2009. Ultracargo’s gross income increased 46%, from R$96.0 million in 2008 to R$139.9 million in 2009.

Selling, general and administrative expenses. Ultrapar’s selling, general and administrative expenses, or SG&A, increased 27%, from R$1,424.4 million in 2008 to R$1,808.2 million in 2009, mainly as a result of the consolidation of Texaco from the second quarter of 2009 onwards.

The following table shows the change in selling, general and administrative expenses for each of our businesses:

	Year ended December 31,		Percent change
	2009	2008
	(in millions of reais)
Ultragaz	381.4	348.3	9%
Ipiranga(1)	1,068.2	691.4	54%
Oxiteno	267.6	246.0	9%
Ultracargo	90.0	91.9	(2)%

(1)	In 2008, includes employees statutory interest.

Ultragaz’s SG&A increased 9%, from R$348.3 million in 2008 to R$381.4 million in 2009, as a consequence of an increase in expenses related to sales campaigns, the effect of inflation on expenses and an increase in variable compensation, partially offset by expense reduction initiatives implemented in 2009.

Ipiranga’s SG&A (including employees statutory interest) increased 54%, from R$691.4 million in 2008 to R$1,068.2 million in 2009, mainly due to the consolidation of Texaco, including R$68.8 million non-recurring expenses with (i) the conversion of service stations from the acquired network to the Ipiranga brand (R$31.3 million) and (ii) the integration of operations (R$37.5 million). Excluding these non-recurring expenses and depreciation expenses of R$122.2 million, Ipiranga’s SG&A from April 2009 to December 2009 (corresponding to the period after Texaco’s acquisition) was R$48/m3 of volume sold compared to R$50/m³ of volume sold in 2008, which reflects increased efficiency resulting from operational and administrative synergies plan, particularly after the integration of Texaco’s information technology systems with Ipiranga’s and Ultrapar’s completed in August 2009.

Oxiteno’s SG&A increased 9%, from R$246.0 million in 2008 to R$267.6 million, primarily as a result of increased freight expenses resulting from a 12% increase in sales volume and the effect of a 9% increase of the average exchange rate of the real against the U.S. dollar in 2009 in its expenses, which increased our expenses with international freights. This increase was partially offset by expense reduction initiatives implemented, which resulted in a 2% increase of administrative expenses, which is lower than the inflation rate in the period.

Ultracargo’s SG&A decreased 2%, from R$91.9 million in 2008 to R$90.0 million in 2009, mainly as a result of realization of operational synergies resulting from the integration of União Terminais and of lower expenses in the transportation segment. This decrease was partially offset by the consolidation of sales, general and administrative expenses from União Terminais into Ultracargo’s SG&A for the entire year 2009, compared to only one quarter in 2008.

Operating income before financial income and other income. As a result of the foregoing, Ultrapar’s operating income before financial income and other income increased 28%, from R$713.4 million in 2008 to R$915.0 million in 2009. Ultragaz’s operating income before financial income and other income totaled R$162.3 million, 85% higher than that in 2008. Ipiranga’s operating income before financial income and other income totaled R$622.6 million, 21% higher than that in 2008. Oxiteno’s operating income before financial income and other income totaled R$40.7 million, 74% lower than that in 2008. Ultracargo’s operating income before financial income and other income totaled R$52.5 million, 619% higher than that in 2008.

Net financial income (expense). Net financial income (expense) include mainly revenues and expenses from (i) interest on financial investments and financings and (ii) exchange rate variation. Ultrapar reported net financial expenses of R$278.2 million in 2009, R$109.4 million higher than that of 2008 in the amount of R$168.8 million. The increase in net financial expense in 2009 reflects Ultrapar’s higher net debt, which increased from R$1,538.2 million as of December 31, 2008 to R$2,059.6 million as of December 31, 2009, as a result of acquisitions carried out in 2009, particularly cash payments made in connection with the acquisition of Texaco completed on March 31, 2009, and investments in organic expansions. The increase of net financial income (expense) was partially offset by a 25% real appreciation against the U.S dollar over our short net foreign currency exposure during 2009.

As of December 31, 2009, Ultrapar’s gross debt was R$4,381.8 million, including unrealized losses on swaps transactions of R$39.0 million, and Ultrapar’s gross cash position was R$2,322.2 million (including cash, cash equivalents and financial investments), resulting in a net debt of R$2,059.6 million, 34% higher than the company’s net debt position at the end of 2008. See footnote 9 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for a more complete discussion of net cash (debt) and its reconciliation to information in our financial statements, as well as Notes 5, 16 and 21 to our consolidated financial statements included in this annual report.

Other income (former non-operating income (expense), net). We reported other income of R$20.3 million for the year ended December 31, 2009, an 81% increase compared to other income of R$11.2 million for the year ended December 31, 2008. Our other income in 2009 consisted mainly of proceeds from the sale of fixed assets, especially LPG bottles, land, vehicles and tank wagons. Our other income in 2008 is primarily attributable to the result from the sale of assets, notably the stake in Quattor Química held by Oxiteno and the income from the sale of Ipiranga’s office building in São Paulo, partially offset by the write-off of deferred assets related to project studies.

Income tax and social contribution. Income tax and social contribution, net of benefits from income tax exemption, totaled R$187.0 million for the year ended December 31, 2009, a 23% increase from R$151.6 million for the year ended December 31, 2008, primarily due to an increase in pre-tax income, as a result of the consolidation of Texaco’s pre-tax income in April 2009.

Net income. As a result of the foregoing, the net income for the year (including income attributable to non-controlling interests) increased 19%, from R$394.8 million in 2008 to R$470.3 million in 2009. The net income attributable to Ultrapar increased 20%, from R$390.3 million in 2008 to R$466.7 million in 2009.

Adjusted EBITDA. Ultrapar’s adjusted EBITDA increased 25%, from R$1,079.4 million in 2008 to R$1,354.4 million in 2009, mainly as a consequence of the consolidation of Texaco’s results of operation in April 2009 and the adjusted EBITDA growth at Ipiranga, Ultragaz and Ultracargo.

The following table shows the change in adjusted EBITDA for each of our businesses:

	Year ended December 31,		Percent change
	2009	2008
	(in millions of reais)
Ultragaz	281.4	210.8	34%
Ipiranga	777.5	603.2	29%
Oxiteno	144.8	210.0	(31)%
Ultracargo	104.8	50.6	107%

Ultragaz’s adjusted EBITDA totaled R$281.4 million, up 34% over the previous year, as a result of a recovery in margins, mainly deriving from commercial initiatives and operational efficiency programs implemented.

Ipiranga reported adjusted EBITDA of R$777.5 million in 2009, an increase of 29% over 2008, mainly as a consequence of the consolidation of Texaco in April 2009. Excluding the R$68.8 million expenses with the conversion of service stations and integration of operations, Ipiranga’s adjusted EBITDA reached R$846.3 million in 2009, equivalent to an adjusted EBITDA unit margin of R$49/m³, already close to the adjusted EBITDA unit margin of R$50/m³ in 2008.

Oxiteno reported adjusted EBITDA of R$144.8 million, a 31% decrease over 2008, mainly as a consequence of historical costs of goods sold higher than replacement costs until the third quarter of 2009, which had a negative effect on operating margins.

Ultracargo’s adjusted EBITDA amounted to R$104.8 million, a 107% growth over 2008, as a consequence of (i) the consolidation of União Terminais from the fourth quarter of 2008 onwards and the resulting operational synergies, (ii) the expansions of the Aratu terminal and (iii) an increase in the volume of products handled at the Suape terminal. In 2009, Ultracargo’s adjusted EBITDA margin reached 31%, higher than the 18% margin reported in 2008.

For a reconciliation of our adjusted EBITDA and the adjusted EBITDA of Ultragaz, Ipiranga, Oxiteno and Ultracargo to information in our financial statements, see “Item 3.A. Key Information — Selected Consolidated Financial Data”.

Year ended December 31, 2008 compared to the year ended December 31, 2007.

The following table shows a summary of our results of operations for the years ended December 31, 2008 and 2007:

	Year ended December 31, 2008	Percentage of net sales and services	Year ended December 31, 2007	Percentage of net revenue from sales and services	Percent change
	(in millions of reais, except percentages)
Gross revenue from sales and services	29,536.4	—	20,841.1	—	42%
Deductions	(1,268.4)	—	(919.8)	—	38%
Net revenue from sales and services	28,268.0	100%	19,921.3	100%	42%
Cost of products and services sold	(26,152.3)	93%	(18,224.2)	91%	44%

Gross income	2,115.7	7%	1,697.1	9%	25%
Selling, general and administrative expenses (SG&A)	(1,424.4)	5%	(1,223.3)	6%	16%
Other net operating income	22.1	0%	12.3	0%	80%

Operating income before financial income and other income	713.4	3%	486.1	2%	47%
Net financial income (expense)	(168.8)	1%	(119.4)	1%	41%
Other income (former non-operating income (expense), net)	11.2	0%	8.8	0%	27%
Income tax and social contribution	(151.6)	1%	(85.9)	0%	76%
Employees statutory interest/equity in income of affiliates	(9.4)	0%	(6.7)	0%	40%
Net income for the year	394.8	1%	282.9	1%	40%
Net income attributable to Ultrapar	390.3	1%	181.9	1%	115%
Net income attributable to non-controlling interests	4.5	0%	101.0	1%	(96)%
Adjusted EBITDA(1)	1,079.4	4%	779.4	4%	39%

(1)	See footnote 7 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for additional discussion of adjusted EBITDA and its reconciliation to other information in our financial statements.

Gross revenue from sales and services. Gross revenue from sales and services increased 42% over 2007, from R$20,841.1 million in 2007 to R$29,536.4 million in 2008, essentially as a consequence of the consolidation of Ipiranga’s net revenue from sales and services from the second quarter of 2007, and the growth in all the company’s business units.

Deductions. Ultrapar’s deductions increased 38% over 2007, from R$919.8 million in 2007 to R$1,268.4 million in 2008, mainly as a consequence of the increase in gross revenue from sales and services.

Net revenue from sales and services. Net revenue from sales and services for the year ended December 31, 2008 increased by 42% to R$28,268.0 million from R$19,921.3 million for the year ended December 31, 2007, essentially as a consequence of the consolidation of Ipiranga’s net revenue from sales and services from the second quarter of 2007, and the growth in all the company’s business units.

The following table shows the change in net revenue from sales and services for each of our business units:

	Year ended December 31,		Percent change
	2008	2007
	(in millions of reais)
Ultragaz	3,339.4	3,112.9	7%
Ipiranga(1)(2)	22,676.4	19,393.9	17%
Oxiteno(2)	1,926.1	1,764.8	9%
Ultracargo	283.4	229.1	24%

(1)	The financial statements of Ultrapar consolidate the Southern Distribution Business from the second quarter of 2007 onwards. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Ipiranga Group”. Except where otherwise mentioned, Ultrapar’s financial statements for periods prior to the second quarter of 2007 do not include Ipiranga, EMCA and RPR. In order to provide a comparison basis for the analysis of the evolution in the performance of Ipiranga, unaudited financial statements for this business have been prepared for periods prior to the second quarter of 2007 as presented in this table and in the discussion below.

(2)	Since January 1, 2008, EMCA has been consolidated into Oxiteno, reflecting the effective management responsibility for the business. The financial information of Oxiteno and Ipiranga in this annual report prior to January 1, 2008 reflects the current consolidation retrospectively, which differ from those previously reported.

Ultragaz’s net revenue from sales and services increased by 7% to R$3,339.4 million for the year ended December 31, 2008 compared to R$3,112.9 million for the year ended December 31, 2007. The increase was driven by a 2% increase in sales volume and the 34% rise in the cost of LPG used in the bulk segment in 2008, partially offset by weaker prices related to increased competition in the Brazilian LPG market.

Ipiranga’s net revenue from sales and services increased by 17% to R$22,676.4 million for the year ended December 31, 2008 compared to R$19,393.9 million for the year ended December 31, 2007. The increase was driven by an 8% growth in sales volume and a 9% rise in diesel costs in 2008.

Oxiteno’s net revenue from sales and services increased 9% to R$1,926.1 million for the year ended December 31, 2008 compared to R$1,764.8 million for the year ended December 31, 2007. The increase in Oxiteno’s net revenue from sales and services was mainly due to a 34% recovery in average dollar prices, due to the improved sales mix and commercial initiatives introduced by the company over the last 12 months. This improvement in average dollar price was partially offset by a 6% appreciation in the real and a 14% drop in sales volume, due to scheduled maintenance and expansion shutdowns.

Ultracargo’s net revenue from sales and services increased 24% to R$283.4 million for the year ended December 31, 2008, compared to R$229.1 million for the year ended December 31, 2007. The increase in Ultracargo’s net sales and services was mainly due to the 20% increased storage volumes, specially derived from the consolidation of União Terminais from fourth quarter of 2008, and new integrated transport and in-house logistics operations.

Cost of products and services sold. Cost of products and services sold increased by 44% to R$26,152.3 million for the year ended December 31, 2008 compared to R$18,224.2 million for the year ended December 31, 2007, primarily as a consequence of the consolidation of Ipiranga’s cost of sales and services from second quarter 2007, the 9% rise in the cost of diesel and the 34% rise in the cost of LPG used in the bulk segment.

The following table shows the change in cost of products and services sold for each of our business units:

	Year ended December 31,		Percent change
	2008	2007
	(in millions of reais)
Ultragaz	2,898.4	2,643.7	10%
Ipiranga(1)(2)	21,492.2	18,348.6	17%
Oxiteno(2)	1,526.8	1,421.9	7%
Ultracargo	187.4	144.8	29%

(1)	The financial statements of Ultrapar consolidate the Southern Distribution Business from the second quarter of 2007 onwards. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Ipiranga Group”. Except where otherwise mentioned, Ultrapar’s financial statements for periods prior to the second quarter of 2007 do not include Ipiranga, EMCA and RPR. In order to provide a comparison basis for the analysis of the evolution in the performance of Ipiranga, unaudited financial statements for this business have been prepared for periods prior to the second quarter of 2007 as presented in this table and in the discussion below.
(2)	Since January 1, 2008, EMCA has been consolidated into Oxiteno, reflecting the effective management responsibility for the business. The financial information of Oxiteno and Ipiranga in this annual report prior to January 1, 2008 reflects the current consolidation retrospectively, which differ from those previously reported.

Ultragaz’s cost of products and services sold increased by 10% to R$2,898.4 million for the year ended December 31, 2008 compared to R$2,643.7 million for the year ended December 31, 2007, essentially as a consequence of higher sales volume and successive increases, in the price of LPG charged by Petrobras for use in the bulk segment, totaling 34% in 2008.

Ipiranga’s cost of products and services sold increased by 17% to R$21,492.2 million for the year ended December 31, 2008 compared to R$18,348.6 million for the year ended December 31, 2007, as a consequence of an 8% increase in sales volume, the increase in the diesel cost, derived from the 9% increase in the diesel price charged by Petrobras in May 2008 and the mandatory increase in the percentage of biodiesel mix from 2% to 3%. Biodiesel purchase price in 2008 was higher than that of diesel.

Oxiteno’s cost of products and services sold increased by 7% to R$1,526.8 million for the year ended December 31, 2008 compared to R$1,421.9 million for the year ended December 31, 2007. This increase was due to higher raw materials unit costs in dollar, as a consequence of higher average oil prices, and the cost of R$18 million related to scheduled maintenance shutdowns at the production units during 2008.

Ultracargo’s 2008 cost of products and services sold increased from R$144.8 million in 2007 to R$187.4 million in 2008, as a result of a 20% rise in storage volume, specially due to the consolidation of União Terminais from fourth quarter of 2008, new integrated in-house transport and logistics operations, and the increase in diesel prices.

Gross income. Gross income increased by 25% to R$2,115.7 million for the year ended December 31, 2008, compared to R$1,697.1 million for the year ended December 31, 2007, as a consequence of the increase in gross income at Ipiranga, Oxiteno and Ultracargo and the consolidation of Ipiranga from the second quarter 2007 onwards. Ultragaz’s gross income was R$440.9 million for the year ended December 31, 2008, a 6% decrease compared to R$469.2 million for the year ended December 31, 2007. Ipiranga’s gross income was R$1,184.2 for the year ended December 31, 2008, a 13% increase compared to R$1,045.3 million for the year ended December 31, 2007. Oxiteno’s gross income was R$399.3 million for the year ended December 31, 2008, a 16% increase compared to R$342.9 million for the year ended December 31, 2007. Ultracargo’s gross income was R$96.0 million for the year ended December 31, 2008, a 14% increase compared with R$84.3 million for the year ended December 31, 2007.

Selling, general and administrative expenses (SG&A). Our SG&A increased by 16% to R$1,424.4 million for the year ended December 31, 2008 from R$1,223.3 million for the year ended December 31, 2007. The increase was a result of (i) the impact of inflation on expenses, (ii) the consolidation of sales, general and administrative expenses of Ipiranga from second quarter 2007 onwards, (iii) the increase in the cost of diesel, which had an impact on freight expenses and (iv) an 8% increase in sales volume at Ipiranga.

The following table shows the change in selling, general and administrative expenses for each of our business units:

	Year ended December 31,		Percent change
	2008	2007
	(in millions of reais)
Ultragaz	348.3	337.6	3%
Ipiranga(1)(2)(3)	691.4	729.9	(5)%
Oxiteno(2)	246.0	237.7	3%
Ultracargo	91.9	70.3	31%

(1)	The financial statements of Ultrapar consolidate the Southern Distribution Business from the second quarter of 2007 onwards. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Ipiranga Group”. Except where otherwise mentioned, Ultrapar’s financial statements for periods prior to the second quarter of 2007 do not include Ipiranga, EMCA and RPR. In order to provide a comparison basis for the analysis of the evolution in the performance of Ipiranga, unaudited financial statements for this business have been prepared for periods prior to the second quarter of 2007 as presented in this table and in the discussion below.
(2)	Since January 1, 2008, EMCA has been consolidated into Oxiteno, reflecting the effective management responsibility for the business. The financial information of Oxiteno and Ipiranga in this annual report prior to January 1, 2008 reflects the current consolidation retrospectively, which differ from those previously reported.
(3)	Includes employees statutory interest.

Ultragaz’s SG&A increased by 3% to R$348.3 million for the year ended December 31, 2008 compared to R$337.6 million for the year ended December 31, 2007, despite the 2% increase in sales volume and the effects of inflation on personnel costs, as a consequence of expenses reduction initiatives implemented during 2008 and the higher advertising and marketing expenses related to the company’s 70th anniversary campaign in 2007.

Ipiranga’s SG&A (including employees statutory interest) decreased by 5% to R$691.4 million for the year ended December 31, 2008 compared to R$729.9 million for the year ended December 31, 2007, as a result of organizational optimization implemented since the acquisition and the end of CPMF tax, partially offset by (i) an 8% increase in sales volume, (ii) an increase in diesel costs, with an impact on freight expenses, (iii) higher expenses with advertising and marketing, including those related to the campaign of the Texaco acquisition and the launch of Ipirangashop.com and incentive programs such as Clube VIP and Clube do Milhão and (iv) higher personnel expenses as a result of annual collective wage agreements and the increase in variable compensation in line with the improvement in earnings.

Oxiteno’s SG&A increased by 3% to R$246.0 million for the year ended December 31, 2008 compared to R$237.7 million for the year ended December 31, 2007, as a result of higher freight expenses due to the increase in diesel prices and the rise in personnel expenses, as a result of annual collective wage agreement and higher variable compensation, in line with the progression in the company’s results.

Ultracargo’s SG&A increased to R$91.9 million for the year ended December 31, 2008 from R$70.3 million for the year ended December 31, 2007, as a result of the impact of inflation on expenses, the goodwill amortization related to the acquisition of União Terminais of R$8 million, and the addition of sales, general and administrative expenses from União Terminais from fourth quarter 2008.

Operating income before financial income and other income. Operating income before financial income and other income increased by 47% to R$713.4 million for the year ended December 31, 2008 compared to R$486.1 million for the year ended December 31, 2007, as a consequence of the increase in operating income before financial income at Ipiranga and Oxiteno and the consolidation of Ipiranga from the second quarter 2007 onwards. Ultragaz’s operating income before financial income and other income for the year ended December 31, 2008 was R$87.9 million, a 33% decrease compared to R$132.1 million for the year ended December 31, 2007. Ipiranga’s operating income before financial income and other income was R$515.7 million for the year ended December 31, 2008, a 54% increase compared to R$334.2 million for the year ended December 31, 2007. Oxiteno’s operating income before financial income and other income was R$154.2 million for the year ended December 31, 2008, a 43% increase compared to R$108.1 million for the year ended December 31, 2007. Ultracargo’s operating income before financial income and other income was R$7.3 million for the year ended December 31, 2008, a 51% decrease compared to the R$14.8 million for the year ended December 31, 2007.

Net financial income (expense). We reported net financial expense of R$168.8 million for the year ended December 31, 2008, compared to a net financial expense of R$119.4 million for the year ended December 31, 2007. The increase in net financial expenses in 2008 mainly reflects the increase of Ultrapar’s average net debt as a result of investments made during 2008, including the acquisition of União Terminais and the expansions in Oxiteno’s production capacity, higher interest rates and the effect of the 32% real depreciation over our short net foreign currency exposure during 2008, compared to an appreciation of 17% during 2007.

As of December 31, 2008, we had a net debt position of R$1,538.2 million and a short net foreign currency exposure of R$111.4 million. As of December 31, 2008, our total liabilities denominated in foreign currency was R$1,171.4 million. At the same date our total asset position in foreign currency was R$1,060.0 million, consisting of investments indexed to the U.S. dollar and hedging instruments used to manage exchange rate fluctuations and exposure to foreign currency receivables. See footnote 9 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for a more complete discussion of net cash (debt) and its reconciliation to information in our financial statements, as well as Notes 5, 16 and 21 to our consolidated financial statements included in this annual report.

Other income (former non-operating income (expense), net). We reported other income of R$11.2 million for the year ended December 31, 2008 compared to other income of R$8.8 million for the year ended December 31, 2007. Other income in 2008 is primarily attributable to the result from the sale of assets, notably the stake in Quattor Química held by Oxiteno, which generated a R$19 million gain in the period and the income from the sale of Ipiranga’s office building in São Paulo, which generated a R$5 million gain in the period, partially offset by the write-off of deferred assets related to project studies. In 2007 the other income derived from the sale of property, plant and equipment, particularly Ipiranga’s railroad cars in the amount of R$11.1 million, which was partially offset by expenses related to expansion projects.

Income tax and social contribution. Income tax and social contribution, net of benefits from tax holidays, totaled R$151.6 million for the year ended December 31, 2008, a 76% increase from R$85.9 million for the year ended December 31, 2007, primarily due to an increase in pre-tax income, as a result of the growth in Ipiranga, Oxiteno and Ultracargo.

Net income. As a result of the foregoing, the net income for the year (including income attributable to non-controlling interests) increased 40%, from R$282.9 million in 2007 to R$394.8 million in 2008. The net income attributable to Ultrapar increased 115%, from R$181.9 million in 2007 to R$390.3 million in 2008, as a consequence, among other factors, of the transitory effects of noncontrolling interests related to the acquisition of Ipiranga in 2007 and the consolidation of Ipiranga from the second quarter 2007 onwards. Non-controlling interests was R$4.5 million for the year ended December 31, 2008, compared to R$101.0 million for the year ended December 31, 2007. This reduction reflects the transitory effects of non-controlling interests related to the acquisition of Ipiranga Group in 2007. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Ipiranga Group”.

Adjusted EBITDA. Adjusted EBITDA increased by 39% to R$1,079.4 million for the year ended December 31, 2008 from R$779.4 million for the year ended December 31, 2007, as a consequence of adjusted EBITDA growth at Ipiranga and Oxiteno, as well as the consolidation of the results of Ipiranga and União Terminais, respectively, from the second quarter 2007 and fourth quarter 2008 on.

The following table shows the change adjusted EBITDA for each of our business units:

	Year ended December 31,		Percent change
	2008	2007
	(in millions of reais)
Ultragaz	210.8	251.8	(16)%
Ipiranga	603.2	417.0	45%
Oxiteno	210.0	157.4	33%
Ultracargo	50.6	43.0	18%

Ultragaz reported adjusted EBITDA of R$210.8 million for the year ended December 31, 2008, a 16% decrease compared to 2007, basically due to the increased competition in the bottled gas segment in the first half of 2008.

Ipiranga’s adjusted EBITDA totaled R$603.2 million for the year ended December 31, 2008, a 45% increase compared to 2007, as a result of the 8% increase in sales volume, with a consequent increase in operational leverage due to the dilution of fixed costs and expenses, and a 6% reduction in sales, general and administrative expenses.

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

For a reconciliation of our adjusted EBITDA and the adjusted EBITDA of Ultragaz, Ipiranga, Oxiteno and Ultracargo to information in our financial statements, see “Item 3.A. Key Information — Selected Consolidated Financial Data”.

B. Liquidity and Capital Resources

Our principal sources of liquidity derive from (i) cash, cash equivalents and financial investments, (ii) cash generated from operations and (iii) loans. We believe that these sources will continue to be sufficient to satisfy our current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt and payment of dividends.

From time to time, we examine the opportunities for acquisitions and investments. We consider different types of investments, either direct or through subsidiaries, joint ventures, or affiliated companies. We finance such investments using cash generated from our operations, through funding raised in the capital markets, through capital increases or through a combination of these methods.

Sources and uses of funds

Net cash flow from operations was R$1,380.6 million, R$373.5 million and R$468.2 million in the years ended December 31, 2009, 2008 and 2007, respectively. Our cash flow from operations increased by R$1,007.1 million in 2009 compared to 2008, mainly reflecting (i) a decrease in working capital due to the inventory realization process at Oxiteno and the decrease in the diesel cost at Ipiranga from June 2009 on, (ii) a higher depreciation resulting from the investments made and (iii) an increase in net earnings, as a result of the 25% increase in adjusted EBITDA. Our cash flow from operations decreased by R$94.7 million in 2008 compared to 2007, mainly reflecting an increase in working capital requirements due to the growth of our businesses.

Net cash flow from financing activities totaled R$676.7 million, R$1,330.4 million and R$1,061.7 million in the years ended December 31, 2009, 2008 and 2007, respectively. Our cash flow from financing activities decreased R$653.7 million in 2009 due to the receipt of R$1.7 billion in 2008 in connection with the acquisition of the Ipiranga Group, which was partially offset by an increase in Ultrapar’s indebtedness used to finance the investments in organic growth and acquisitions. In 2008, net cash flow from financing activities increased by R$268.7 million due to the receipt of R$1.7 billion in connection with the acquisition of the Ipiranga Group, partially offset by the lower level of new loans and financings as compared to 2007. Ultrapar acted as a commission agent, pursuant to Articles 693 through 709 of the Brazilian Civil Code, for Braskem and Petrobras for the acquisition of the Petrochemical Business and the Northern Distribution Business under the Ipiranga Group acquisition. See “Item 4.A. Information on the Company — History and Development of the Company — Acquisition of Ipiranga Group”, “Item 4.A. Information on the Company — History and Development of the Company — Acquisition of União Terminais” and “Item 4.A. Information on the Company — History and Development of the Company — Acquisition of Texaco”.

Net cash flow used in investing activities totaled R$1,439.8 million, R$1,299.0 million and R$999.4 million in the years ended December 31, 2009, 2008 and 2007, respectively. Our cash flow used in investing activities increased R$140.8 million mainly due to acquisitions of property, plants and equipment and additions to intangible assets and deferred charges, which amounted to R$523.2 million, R$934.5 million and R$728.4 million in 2009, 2008 and 2007 respectively. For the year ended December 31, 2009, investing activities in the organic growth of the operations were mainly composed of expansion of production capacity for specialty chemicals, investments made in Ipiranga’s operations related primarily to the addition of property, plants and equipment, expansion and renewal of our service stations network and the assets acquired from Puma.

In addition to investing in the organic growth of its operations, in 2009 Ultrapar invested R$1,360.6 million in acquisitions, net of disposals, for the acquisition of Texaco. For more information on our investments and capital expenditures, see “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Investments”.

We believe we have sufficient working capital for our present requirements. We have R$1,059.3 million in debt maturing from January 2010 through December 2010. Additionally, we have a R$920 million capital expenditures budget for 2010. As of December 31, 2009, we had R$2,322.2 million in cash, cash equivalents, short-and long-term investments. We expect to meet these cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financing and the refinancing of some of our indebtedness as it becomes due.

In March 2010, IPP contracted a loan with Banco do Brasil, which was used to refinance and retire our then current outstanding indebtedness to Caixa Econômica Federal, in the total amount of R$500 million, with a three-year term, interest rate equivalent to 98.5% of CDI, and a single payment at the maturity date. In June 2010, Ultrapar entered into loan agreements with Banco do Brasil through IPP in the amount of R$900 million, with a four-year duration and average cost equivalent to 99% of CDI. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments”.

We anticipate that we will spend approximately R$7.3 billion in the next five years to meet long-term contractual obligations described in the Tabular Disclosure of Contractual Obligations and to the 2010 budgeted capital expenditures. We expect to meet these cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financing and the refinancing of some of our indebtedness as it becomes due.

The subsidiaries of Ultrapar use exchange rate hedging instruments (especially between the real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency, in order to reduce the effects of changes in exchange rates on their results and cash flows in reais. For additional information regarding our funding and treasury policies see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Indebtedness

As of December 31, 2009, our consolidated short-and long-term debt was as follows:

Indebtedness	Currency	Interest Rate(1)	Principal amount of outstanding and accrued interest through December 31,
			2009	2008	2007
			(in millions of reais)
Foreign currency-denominated loans:
Notes due in 2015	US$	7.2%	431.0	577.4	443.7
Advances on Foreign Exchange Contracts/ Export prepayment	US$	2.4%	118.6	184.2	135.2
Syndicated loan	US$	US$ + LIBOR(2) + 1.2%	104.1	140.0	106.4
BNDES	US$	6.1%	46.9	46.5	16.0
FINIMP(5) — RPR	US$	3.5%	16.6	—	13.2
Financial institutions	MX$(3)	MX$(3) + TIIE(3) + 1.9%	12.2	19.8	23.1
Financial institutions	US$	US$ + LIBOR(2) + 1.8%	9.6	48.9	31.3
Financial institutions	Bs(4)	20.4%	1.0	6.0	—
FINIMP — Tequimar	US$	7.0%	0.8	4.8	—
BNDES	UMBNDES(5)	8.2%	0.5	3.5	6.0
Notes due in 2020	US$	9.0%	—	140.3	106.6
Notes due in 2008	US$	9.9%	—	—	106.8
Reais-denominated loans:
Debentures	R$	108.5% of CDI	1,187.9	—	1,578.8
BNDES	R$	TJLP(6) + 3.7%	1,027.4	401.8	256.0
Banco do Brasil	R$	91.8% of CDI	532.2	516.7	21.6
Caixa Econômica Federal	R$	120% of CDI	495.3	—	—
Banco do Nordeste do Brasil	R$	8.5%(7)	112.6	103.5	103.5
Loan — MaxFácil	R$	100% of CDI	110.8	108.4	102.2
FINEP — Research and Projects Financing	R$	TJLP(6) + 0.9%	68.1	60.4	61.5
Working capital loan — União Terminais/RPR	R$	125.5% of CDI	18.5	37.2	—
FINAME — Financing for Machines and Equipment	R$	TJLP(6) + 3.3%	16.7	39.1	63.1
Post-fixed finance lease	R$	CDI + 0.5%	13.2	24.5	—
BNDES	R$	5.1%	12.3	—	2.5
Financial institutions	R$	10.1%	2.2	—	—
Pre-fixed finance lease	R$	13.6%	2.1	1.0	—
Others	R$	CDI + 0.4%	2.2	4.1	0.3
Promissory notes	R$	CDI + 3.6%	—	1,203.8	—
Total loans			4,342.8	3,671.9	3,177.8
Unrealized losses on swaps transactions	R$		39.0	—	84.8

Total			4,381.8	3,671.9	3,262.6

(1)	Interest rate only as of 2009.
(2)	LIBOR = London Interbank Offered Rate.
(3)	MX$ = Mexican peso and TIIE = the Mexican interbank balance interest rate.
(4)	Bs = Venezuelan Bolívar Forte.
(5)	UMBNDES = monetary unit of BNDES (Banco Nacional de Desenvolvimento Econômico e Social) is a “basket of currencies” representing the composition of foreign currency debt obligations of BNDES. As of December 2009, 95% of this composition reflected the U.S. dollar.
(6)	TJLP (Long-Term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of BNDES. On December 31, 2009, TJLP was fixed at 6% p.a.
(7)	Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to foster the development of the industrial sector, administered by Banco do Nordeste. On December 31, 2009, the FNE interest was 10% p.a. Over the interest, there is a compliance bonus of 15%.

Our consolidated debt as of December 31, 2009 had the following maturity schedule:

Maturity	Amount
(in millions of reais)
January 1, 2010 to December 31, 2010	1,059.3
January 1, 2011 to December 31, 2011	919.2
January 1, 2012 to December 31, 2012	1,702.0
January 1, 2013 to December 31, 2013	111.2
January 1, 2014 to December 31, 2014	66.6
Thereafter	523.5

Total	4,381.8

As provided in Resolution CVM 556/08, the transaction costs and issuance premiums associated with our fund raising were added to our financial liabilities. See Note 16(f) to our consolidated financial statements for more information.

As of December 31, 2009, R$38.7 million of our consolidated debt was secured by fixed assets. Ultrapar is responsible for guarantees and securities provided to subsidiaries in the amount of R$2,617.9 million as of December 31, 2009. In addition, some of our financing agreements contain cross-default clauses whereby we are required to pay in case of default of other debts equal to or greater than R$10.0 million. As of December 31, 2009, there was no event of default on such debts.

Syndicated loan and notes due in 2020. In June 1997, Ultragaz issued US$60 million in notes (the “Original Notes”) maturing in 2005. In June 2005, maturity was extended to June 2020, with put/call options in June 2008 that were neither exercised by the subsidiary nor by the financial institutions.

In June 2005, Oxiteno’s subsidiary Oxiteno Overseas Corp., or Oxiteno Overseas, acquired the full amount of Original Notes issued by Cia Ultragaz, with funds from a syndicated loan in the amount of US$60 million with maturity in June 2008 and interest rate of 5.05% per year. In June 2008, the syndicated loan was renewed under the same conditions, at an interest rate of LIBOR plus 1.25% per annum, which mature in June 2011. The syndicated loan was guaranteed by Ultrapar and the subsidiary Oxiteno. As a result of the issuance of the syndicated loan, some obligations other than those in LPG International Inc. notes must be maintained by Ultrapar:

•	Maintain a ratio between consolidated net debt to consolidated adjusted EBITDA of no more than 3.5; and

•	Maintain a ratio between consolidated adjusted EBITDA to consolidated net financial expenses of at least 1.5.

We believe the restrictions imposed on Ultrapar and its subsidiaries are customary for transactions of this nature and have not limited their abilities to conduct their businesses to date.

In April 2006, Oxiteno Overseas sold the Original Notes issued by Ultragaz to a financial institution. Simultaneously, the subsidiary acquired from that financial institution notes linked to the Original Notes (“Linked Notes”), thus obtaining an additional return on this investment. On December 23, 2009 the subsidiary Oxiteno Overseas sold the Linked Notes to the financial institution and repurchased the Original Notes.

Notes due in 2015. In December 2005, Ultragaz’s subsidiary, LPG International Inc., issued notes in the amount of US$250 million, maturing in December 2015, with annual interest rate of 7.25% paid semiannually, with the first payment made in June 2006. The issuance price was 98.75% of the notes’ face value, which represented a total yield for investors of 7.429% per year upon issuance. The notes were secured by Ultrapar and Oxiteno S.A.

As a result of the issuance of these notes. Ultrapar is required to undertake certain obligations, including:

•

limitations on transactions with shareholders that hold 5% or more of any class of capital stock of the company, except upon fair and reasonable terms no less favorable to the company than could be obtained in a comparable arm’s-length transaction with a third-party;

•	required board approval for transactions with related parties totaling more than US$15 million (except transactions with or between subsidiaries);

•	restrictions on the sale of all or substantially all assets of the company and its subsidiaries; and

•	restrictions on encumbrances on assets in excess of US$150 million or 15% of the value of consolidated tangible assets;

We believe these restrictions imposed on Ultrapar are customary for transactions of this nature and have not limited their abilities to conduct their businesses to date. See “Item 11. Quantitative and Qualitative Disclosures About Market Risks — Material Contracts — US$250 Million 7.25% LPG Notes due 2015”.

Notes due in 2008. On August 1, 2003, CBPI issued US$135 million in notes in the international market. Part of these notes were redeemed in 2005 and 2006, in the amounts of US$1.3 million (R$3.1 million) and US$79.6 million (R$164.9 million), respectively. In July 2008, these notes matured and were consequently settled.

Debentures and promissory note denominated in reais.

In March 2008, Ultrapar issued R$1.2 billion promissory notes maturing on February 28, 2009 at a rate of 103.15% of CDI. In December 2008, Ultrapar prepaid the first issuance of R$1.2 billion promissory notes and issued a new promissory note of R$1.2 billion at a rate of 100% of CDI + 3.6% maturing on December 2009.

In June 2009, Ultrapar made its third issuance of debentures, in a single series of 1,200 simple, non-convertible into shares and unsecured with the following characteristics:

Face value unit:	R$1,000,000.00

Final maturity:	May 19, 2012

Payment of the face value:	Lump sum at final maturity

Interest:	100% CDI + 3.0% p.a.

Payment of interest:	Annually

Reprice:	Not applicable

The funds obtained with this issuance were used for pre-payment, in June 2009, of 120 promissory notes in the total amount of R$1.2 billion issued by the company in December 2008.

In December 2009, we concluded the review of certain terms and conditions of our third issuance of debentures. Thus, the interest of the debentures was reduced to 108.5% of CDI and its maturity date was extended to December 4, 2012. The debentures have annual interest payments and amortization in one single tranche at the maturity date, with the following characteristics:

Face value unit:	R$1,000,000.00

Final maturity:	December 4, 2012

Payment of the face value:	Lump sum at final maturity

Interest:	108.5% of CDI

Payment of interest:	Annually

Reprice:	Not applicable

Prior to our third issuance of debentures, Ultrapar had carried out the first and second issuances of debentures in 2005 and 2007, both of which are due in 2008, as described under “Item 4.A. Information on the Company — History and Development of the Company”. Additionally, in connection with the acquisition of the Ipiranga Group, Ultrapar assumed R$300 million debentures issued by CBPI in 2006.

R$1.2 billion line of credit agreement with BNDES.

In August 2006, our subsidiaries signed a revolving line of credit agreement with BNDES (Brazilian National Development Bank) in the total amount of R$728 million. In December 2008, an additional R$1.2 billion agreement of the same nature was signed. As of December 31, 2009, the amount being used by our subsidiaries was R$537 million. See “Item 10.C. Additional Information — Material Contracts”.

CEF Loan Agreement.

In March 2009, CBPI entered into a loan agreement with Caixa Econômica Federal — CEF for R$500 million. This loan was redeemed and replaced with a loan from Banco do Brasil in March 2010. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments”.

R$500 million loan with Banco do Brasil.

In March 2010, IPP entered into a loan agreement with Banco do Brasil in the amount of R$500 million, with a three-year term. The loan bears an 11.5% per year fixed interest rate, equivalent to 98.5% of CDI, with the entire principal due on the maturity date. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments”.

R$900 million loan with Banco do Brasil.

        In June 2010, IPP entered into a series of three loan agreements with Banco do Brasil totaling R$900 million, maturing in May 2013, 2014 and 2015. The loans bear an average 12% per year fixed interest rate, equivalent to 99% of CDI, with the entire principal due at the maturity dates. See “Item 4.A. Information on the Company — History and Developments of the Company — Recent Developments” and “Item 10.C. Additional Information — Material Contracts”.

Investments

Equity investments

The table below shows our equity investments for the years ended December 31, 2009, 2008 and 2007. For more details on these acquisitions see “Item 4.A. Information on the Company — History and Development of the Company — Investments”.

	Year ended December 31,
	2009(6)		2008		2007
	(in millions of reais)
Ultragaz	—		—		0.1
Ipiranga	—		(0.1)		—
Oxiteno	—		(45.7	)(1)	22.7
Ultracargo	—		478.2	(2)	8.1
Others	1,360.6	(5)	105.0	(4)	1,883.1	(3)

Total	1,360.6		537.4		1,914.0

(1)	Sale of the equity stake in Quattor Química held by Oxiteno

(2)	Investments made in connection with the acquisition of União Terminais. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of União Terminais”.
(3)	Includes investments made in connection with the acquisition of Ipiranga Group, which also included the assumption of the existing net debt of Ipiranga of approximately R$0.5 billion at the time of the acquisition in 2007. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Ipiranga Group”.
(4)	Share repurchase program included in our consolidated statement of cash flows under “Cash flows from financing activities”
(5)	Investment made in connection with the acquisition of Texaco. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Texaco”.
(6)	Does not include equity divestiture made in connection with the sale and purchase agreement of the in-house logistics solid bulk storage and road transportation businesses of Ultracargo. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments”.

Organic Investments

The following table shows our organic investments for the years ended December 31, 2009, 2008 and 2007:

	Year ended December 31,
	2009	2008	2007
	(in millions of reais)
Ultragaz	105.4	166.6	128.9
Ipiranga(1)	222.4	228.8	143.6
Oxiteno	163.8	515.8	453.0
Ultracargo	78.9	55.9	44.2
Others(2)(3)	15.0	11.2	3.4

Total capital expenditures, net of disposals	585.5	978.4	773.2

(1)	Includes financing and bonuses to our resellers, net of repayments, and assets acquired through leasing operations. Bonuses are lump sum payments made by distributors to resellers. Resellers typically use these payments to improve their facilities or to invest in working capital. Financing and bonuses for clients are included under working capital in the cash flow statement. In 2009, 2008 and 2007 assets acquired through leasing, financing and bonuses to clients amounted to R$105 million, R$89 million and R$79 million, respectively.
(2)	Includes expenditures related to maintenance of our headquarters, which is performed by our wholly owned subsidiary Imaven Imóveis Ltda.
(3)	In 2009 and 2008 includes expenditures performed by Serma (Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos, responsible for providing IT services to Ultrapar), in accordance with Law 11,638 and Law 11,941. See Note 2 to our consolidated financial statements for more information. In 2009 includes financial lease in the amount of R$1.3 million.

At Ultragaz, our investment strategy has been to expand the small bulk delivery distribution, to consolidate our geographic coverage and to invest in the modernization of our assets. During the years ended December 31, 2009, 2008 and 2007 investments focused on expanding the small bulk market segment (UltraSystem) and on the purchase of bottles.

At Ipiranga, investments were allocated to the expansion, renewal and operational improvement of service stations and distribution facilities.

At Oxiteno, during the years ended December 31, 2009, 2008 and 2007, capital expenditures were largely focused on increasing installed production capacity of specialty chemicals, in particular the construction of fatty alcohols plant in Camaçari, the expansion of production capacity of ethoxylates and ethanolamines in Camaçari and of ethylene oxide at Mauá, all of which came on stream in the fourth quarter of 2008, the modernization of industrial plants, and the development of new products.

At Ultracargo, during previous years we invested in expanding and maintaining our storage facilities. For the years ended December 31, 2009, 2008 and 2007, Ultracargo’s capital expenditure was primarily spent on the storage terminal acquired from Puma, on the expansion of the Santos, Aratu and Suape terminals and maintenance.

        The investment plan for 2010 calls for a total budget of R$920 million, R$152 million to be invested at Ultragaz, R$414 million at Ipiranga, R$252 million at Oxiteno and R$81 million at Ultracargo. At Ultragaz, investments will be allocated primarily to the expansion of UltraSystem (small bulk delivery), a segment with growth linked to the economic performance, to the strengthening of activities in the North and Northeast of Brazil and to the replacement of LPG bottles and tanks. At Ipiranga, investments will be directed to the expansion and renewal of its distribution network and to operational improvements, as well as expansion of operations to the Mid-West, Northeast and North regions, which started with the acquisition of Texaco. Of the total investments budgeted by Ipiranga, R$217 million are related to additions to property, plant and equipment and R$197 million are related to financing and bonuses to clients, net of repayments. At Oxiteno, investments include R$185 million for the conclusion of the expansions of ethylene oxide and ethoxylates facilities in Camaçari, which will add, respectively, 90 thousand tons/year and 70 thousand tons/year to its production capacity. Ultracargo will allocate its investments primarily to a 50 thousand cubic meters expansion in its terminals in Suape, Santos and Aratu.

U.S. GAAP reconciliation

Our net income under Brazilian GAAP was R$470.3 million, R$394.8 million and R$282.9 million for the years ended December 31, 2009, 2008 and 2007 respectively. Under U.S. GAAP, we had net income of R$391.6 million, R$419.8 million and R$335.2 million, respectively, for the years ended December 31, 2009, 2008 and 2007.

Our shareholders’ equity under Brazilian GAAP as of December 31, 2009 and 2008 was R$4,864.3 and R$4,688.3 million, respectively. Under U.S. GAAP, we had shareholders’ equity of R$4,844.1 million and R$4,734.5 million, respectively, as of December 31, 2009 and 2008.

The principal differences between Brazilian GAAP and U.S. GAAP that affect our net income and shareholders’ equity relate to the treatment of the following items:

•	purchase value adjustments relating to business combinations;

•	assets retirement obligation;

•	post-employment benefits;

•	accounting for rebates;

•	fixed assets revaluation reversal;

•	reversal of deferred charges;

•	restatement of property, plants and equipment to adjust for the effects of inflation between January 1, 1996 and December 31, 1997, and its respective depreciation, not required by Brazilian GAAP;

•	business combination;

•	reversal of dividends proposed;

•	deferred tax effects on the foregoing adjustments, if applicable; and

•	customer incentive program.

See Note 24 to our consolidated financial statements for a description of the differences above as they relate to us and a reconciliation to U.S. GAAP of net income and total shareholders’ equity.

C. Research and Development, Patents and Licenses, etc.

Research and Development

Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. As of December 31, 2009, 103 employees of Oxiteno were engaged in research and development and engineering activities. Oxiteno’s research and development expenditures in 2009, 2008 and 2007 were R$20.5 million, R$18.5 million and R$19.4 million, respectively. In 2004, Oxiteno founded its own “Science and Technology Council” with six of the world’s major specialists in surfactants as members. These specialists, with experience in the surfactant industry or in the academic environment in the US, Europe and Latin America, follow the trends and opportunities in the sector. The council, currently composed of five specialists, meets once a year in September in São Paulo to analyze Oxiteno’s research and development project portfolio, as well as the management methodology applied. Their recommendations enable Oxiteno to improve its research and development activities’ efficiency, as well as to broaden the reach of its partnerships with international entities. In December 2005, Oxiteno signed a contract with PMD — Project Management and Development Co., or PMD, a private Saudi-Arabian company with their head-office in the industrial city of Al Jubail, to license technologies for the production of ethanolamines and ethoxylates. The technologies licensed by Oxiteno will be used in the petrochemical complex located in Al Jubail, currently being built by PMD. The plants that will use the Oxiteno technologies will have a production capacity of 100,000 tons/year of ethanolamines and 40,000 tons/year of ethoxylates.

Oxiteno’s investments in research and development have resulted in the introduction of 58 new applications for its products during the last three years. Oxiteno will continue to invest in research and development focused on developing new product applications to meet clients’ needs.

Trademarks and Patents

Ipiranga owns the trademark for the brands used in its distribution business, including Ipiranga, Rodo Rede, Jet Oil, Corrida Premiada, Posto 24 Horas, Atlantic, F1 Master, F1 Super, Ipiranga 4x4, Lub Fácil, Sintex, Moldax, Rede Nota Dez, Ipitrust, GP Super DPPISA, Ipicil, Ipiflex, Ipilube, Ipitur, Isa and Marina 2T Plus, among several others. We submitted a trademark registration for Gasolina Original Ipiranga (Original Ipiranga Gasoline) to the Brazilian government. The trademarks for these brands expire between 2010 and 2020. IPP also owns a supplying pump fuel and other patents. One of Ipiranga’s subsidiaries, am/pm Comestíveis Ltda., is the franchisor of the am/pm brand in Brazil.

Licenses

As part of the acquisition of the Ipiranga Group, we licensed the use of the Ipiranga brand in the Northeast, North and Mid-West regions of Brazil to Petrobras until April 2012. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Ipiranga Group”.

Under the terms of the acquisition of Texaco, we have the right to use the Texaco brand until March 2012 in the South and Southeast regions of Brazil and until March 2014 in the North, Northeast and Mid-West regions of Brazil. See “Item 4.A. Information on the Company — History and Development of the Company— Description of the Acquisition of Texaco”.

D. Trend Information

LPG business

Between 2003 and the end of 2007, LPG prices charged to LPG distributors in Brazil have been stable, despite increases in oil and LPG prices in the international markets, which were partially offset by the appreciation of the real compared to the U.S. dollar, reducing the difference between LPG prices in Brazil and in the international markets. However, in 2008 Petrobras increased LPG refinery price for commercial and industrial usage by 15% in January, an additional 10% in April and 6% in July. The LPG refinery price for residential use remained unchanged since May 2003. In the last few years, Petrobras’ practice was not to immediately reflect volatility of international prices of oil and its derivatives in the Brazilian market. We cannot guarantee that this trend will continue. Any sharp increase in LPG prices charged to LPG distributors could have an impact on Ultragaz’s results if it is unable to maintain its operational margins or sales volume.

LPG bulk sales are correlated to economic growth, thus an acceleration or deceleration in Brazilian GDP growth can affect our sales volume. As of December 31, 2009, this segment represented approximately 30% of the volume sold by Ultragaz. Bottled LPG is an essential good and, therefore, it has a lower correlation with economic performance.

Chemical and petrochemical business

The specialty chemicals volume in the Brazilian market is correlated to economic growth and therefore an acceleration or deceleration in Brazilian GDP growth can affect our sales volume, as Oxiteno’s specialty chemicals sales in Brazil represented more than 60% of its total sales in 2009. By the end of 2008, Oxiteno completed certain capacity expansions leading to an increase in exports sales and hence in the portion of its volume sold outside Brazil. As the Brazilian market grows, Oxiteno aims to increase the volume sold in the domestic market. Given its competitive advantages in Brazil, Oxiteno may also grow its volume through displacement of imports. Additionally, Oxiteno is currently investing in capacity expansions in the ethylene oxide and the ethoxylates units at Camaçari, Bahia that will add 90 and 70 thousand tons/year, respectively, to the current capacity, which will likely increase the volume sold.

A large portion of Oxiteno’s products prices are linked to U.S. dollar. Therefore, a sharp appreciation or depreciation in the value of the real could have an impact on Oxiteno’s revenues in the future. Since September 2008, the worsening of the global financial crisis led to a sharp reduction in the flow of capital to Brazil, reversing the real appreciation trend in place since 2003. However, during the following quarters, measures adopted by the Brazilian government to minimize the impact of the crisis started to positively reflect on the Brazilian economy, driving an increase in the inflow of foreign investments in the country, thus contributing to a 25% appreciation of the Brazilian currency against the U.S. dollar in 2009 (the highest appreciation rate for the decade), closing the year at a rate of R$1.74/US$. From December 31, 2009 to June 25, 2010, the Brazilian real depreciated 2% against the U.S. dollar. We cannot predict whether the real will maintain this trend.

Oxiteno’s main raw material is ethylene, which is produced from naphtha in Brazil. Naphtha prices in Brazil fluctuate with oil prices, which sharply decreased in the international markets in late 2008. However, in 2009, several governmental initiatives adopted to minimize the effects of the crisis also contributed to the beginning of the economic recovery of certain countries, particularly in emerging markets, with a recovery of the demand for commodities and a consequent upward trend in their prices, notably oil, which closed 2009 quoted at US$75 per barrel, an 80% increase compared with its 2008 closing price. We cannot predict whether oil and ethylene prices will keep this trend. A sharp variation in ethylene prices could have an impact on Oxiteno’s results of operations if it is unable to maintain its operational margins.

The increase in demand for chemical and petrochemical products in Brazil during the last years and the ongoing integration of regional and world markets have contributed to the increasing integration of the Brazilian petrochemical industry into the international petrochemical marketplace. As a consequence, events affecting the petrochemical industry worldwide could have a material effect on our business and results of operations. The chemical industry performance worldwide was strongly affected by the world financial crisis in 2009, which caused the demand for chemical products to decrease in several countries. Due to the faster recovery of the Brazilian economy, Oxiteno faced tougher competition from certain foreign producers in 2009.

Fuel distribution business

In the recent past, the combined sales of gasoline, ethanol and natural gas in Brazil have been correlated to the growth of the light vehicle fleet. In 2009, as part of the Brazilian government plan to mitigate the effects of the global financial crisis, some measures were implemented to incentivize economic activity, such as federal tax on manufactured products (IPI) break. Such measures, associated with a gradual increase in credit availability, resulted in a positive response from certain sectors of the economy. This was particularly notable with respect to the automotive industry, which in 2009 reported another sales record with more than 3 million new vehicles licensed, leading to an estimated fleet increase of 8% during the year. The tax breaks to the automotive industry expired on March 31, 2010, which may cause an increase in vehicles sales prices during 2010 and, consequently, a reduction in demand. On the other hand, we believe that Brazilian credit data available until April 2010 indicates a positive trend when compared to last year, which positively influences the vehicles demand. Additionally, we believe the current ratio of inhabitants per vehicle in Brazil is still low when compared to the rate seen in countries with similar level of development. According to 2007 data released by ANFAVEA (the last available data), the penetration of light vehicles in Brazil is about 14% of total inhabitants, while in Argentina it is 21% and in Mexico it is 24%. Diesel sales, which in 2009 accounted for more than 50% of the volume sold by Ipiranga, have historically been correlated with Brazilian economic performance. In 2009, the Brazilian diesel market, according to ANP data, decreased over the first three quarters compared to same periods in 2008, following the variation in GDP. In the fourth quarter of 2009, the volume of diesel sold in Brazil was 7% higher than that in the same period of the previous year, following the trend of economic growth recovery. The increase in fuels consumption could have a positive effect on the future volume sold by the company and on its results, but we cannot guarantee that this trend will continue.

In the last few years, Petrobras’ practice was not to immediately reflect the volatility of international prices of oil and its derivatives in the Brazilian market. We cannot guarantee that this trend will continue. From September 2005 to May 2008, gasoline and diesel refinery prices remained unchanged. In May 2008, Petrobras increased diesel and gasoline prices by 15% and 10%, respectively, in order to adjust internal prices for the successive increases in international oil prices. The Brazilian government simultaneously announced a reduction in CIDE tax on these products, fully offsetting the gasoline price increase and partially offsetting the diesel price increase. However, with the worsening of the global financial crisis and the consequent slowdown in the global economy, prices of commodities fell sharply, and the gasoline and diesel prices in the foreign markets, during the first half of 2009, remained lower than those charged in Brazil. In June 2009, Petrobras reduced diesel and gasoline prices by 15% and 4.5%, respectively, and the Brazilian government simultaneously announced an increase in CIDE tax over these products. As a result of CIDE’s decreases, the increase in the prices charged to distributors was partially offset to diesel and fully offset to gasoline. We cannot guarantee that this trend will continue.

Recent investments or acquisitions

During 2009, Ultrapar concluded important investments, particularly the acquisitions of Texaco and of a liquid bulk terminal from Puma in Suape. See “Item 4.A. Information on the Company — History and Development of the Company” and “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Texaco”.

The acquisition of Texaco closed on March 31, 2009, and the results from the acquired business have been consolidated in Ultrapar’s results from the second quarter of 2009 onwards.

The storage terminal acquired from Puma in December 2009 was immediately integrated and increased Ultracargo’s storage capacity by approximately 15%.

Additionally, in March 2010, Ultrapar entered into a sale and purchase agreement to sell the in-house logistics, solid bulk storage and road transportation businesses to Aqces, which is expected to be concluded by mid-2010. After the completion of this transaction, Ultrapar will no longer consolidate the results from such businesses. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments”.

E. Off Balance Sheet Arrangements

Our subsidiaries have provided guarantees to financial institutions related to amounts owed to those institutions by certain of the subsidiaries’ customers (vendor financing). The guarantees have a term of up to 211 days and are equal to the terms of the related financing arrangements. No recourse provision exists that would enable us or our subsidiaries to recover any amount paid to the financial institutions under these guarantees. In the event that the financial institutions exercise these guarantees, we are entitled to recover the amount paid directly from our customers under the vendor contracts. At December 31, 2009, the maximum potential payment under these guarantees totaled R$20.2 million, which represented a R$1.4 million increase over December 31, 2008. At December 31, 2009, in accordance with Brazilian GAAP, we did not record any losses or liability on our consolidated financial statements related to these guarantees.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations, as of December 31, 2009:

	Payment due by period
Contractual obligations	Total	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
	(in millions of reais)
Financing	4,381.8	1,059.3	2,621.2	177.8	523.5
Estimated interest payments on financing(1)(2)	1,216.8	420.7	634.0	108.9	53.2
Estimated planned funding of pension and other postretirement benefit obligations(3)	308.6	12.0	25.5	27.6	243.4
Purchase obligations — raw materials(4)	3,207.2	223.4	511.8	526.8	1,945.2
Purchase obligations — utilities(5)	58.5	5.3	13.7	15.4	24.1
Operating leases(6)	89.0	6.7	13.4	13.4	55.5
Royalties(7)	3.4	0.6	1.2	1.2	0.3

Total contractual obligations	9,265.2	1,728.0	3,820.8	871.1	2,845.2

(1)	The estimated interest payment amount was calculated based on macro-economic assumptions including, on average for the period, principally (i) an 11% CDI interest rate, (ii) a 3.7% variation in the reais to U.S. dollar exchange rate and (iii) a 6.4% TJLP rate. See “Item 5.B. Operating and Financial Review and Prospect — Liquidity and Capital Resources — Indebtedness” and Note 16 to our consolidated financial statements for more information about the maturity of our debt and applicable interest rates. See Notes 16 and 21 to our consolidated financial statements for more information on the maturity and the fair value of our swap agreements. See Note 23 to our consolidated financial statements for more information relating to our estimated planned funding of pensions and other post-retirement benefit obligations.
(2)	Includes estimated interest payments on our short- and long-term debt.
(3)	The estimated payment amount was calculated based on a 4% inflation assumption.
(4)	Oxiteno Nordeste has a supply contract with Braskem, which establishes a minimum quarterly purchase and supply amount of ethylene and establishes conditions for the supply of ethylene until 2021. Under the terms of this agreement, Oxiteno is currently required to purchase and Braskem is currently required to supply at least 190 thousand tons in 2010 and from 2011 Oxiteno and Braskem will have to purchase and supply at least 220 thousand tons, respectively. After the conclusion of the ethylene oxide production capacity expansion at Oxiteno’s Camaçari plant in 2010, Braskem will be required to supply Oxiteno with at least 235 thousand tons of ethylene per year until 2021. The minimum purchase commitment is subject to proportional reduction in the case of scheduled shutdowns in the supplier’s and/or Oxiteno´s facilities. The supply price is linked to ethylene prices on international markets and on the volume purchased by Oxiteno. This contract does not establish a predetermined fixed the price of ethylene and for this reason the amount in reais is based on the purchase price as of December 31, 2009. Should the minimum purchase commitment not be met, Oxiteno Nordeste would be liable to pay 40% of the current ethylene price for the quantity not purchased. The minimum purchase commitment clause is in renegotiation with Braskem, including the minimum purchase commitment for 2009. On August 1, 2008, Oxiteno S.A. signed an ethylene supply agreement with Quattor Química, valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 19.8 thousand tons of ethylene semiannually. The minimum purchase commitment is subject to proportional reduction in the case of scheduled shutdowns in the supplier’s and/or Oxiteno´s facilities. In case of breach of the minimum purchase commitment, the subsidiary agrees to pay a penalty of 30% of the current ethylene price, to the extent of the shortfall.
(5)	The purchase obligation relates to long-term contracts under which Oxiteno is required to purchase a minimum amount of energy annually.
(6)	Tequimar has contracts with CODEBA — Companhia Docas do Estado da Bahia, and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its port facilities in Aratu and Suape, respectively. Such contracts establish a minimum cargo movement of products of 1 million tons per year in Aratu, effective through 2022 and 250 thousand tons per year in Suape, effective through 2027. With the acquisition of the assets of Puma, Tequimar assumed another contract with the Complexo Industrial Portuário Governador Eraldo Gueiros, which establishes an additional minimum cargo movement of products of 400 thousand tons per year in Suape, until 2029. If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement based on the port tariff rates on the date established for payment. As of December 31, 2009, these rates were R$5.79 per ton for Aratu and R$1.38 per ton for Suape. The company has been in compliance with the minimum movement of products since the inception of the contracts.
(7)	Corresponds to a franchise contract with am/pm International under which Ipiranga is required to pay minimum royalty fees until 2015.

The following information describes material developments regarding our contractual obligations since December 31, 2009:

In March 2010, Ultrapar entered into a loan agreement with Banco do Brasil through IPP in the amount of R$500 million. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments”.

In March 2010, Ultrapar entered into a sale and purchase agreement to sell the in-house logistics, solid bulk storage and road transportation businesses to Aqces. The transaction value is R$82 million, subject to adjustments on the closing date and to certain conditions precedent. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments”.

In June 2010, Ultrapar entered into a series of three loan agreements with Banco do Brasil through IPP in the amount of R$900 million. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments” and “Item 10.C. Additional Information — Material Contracts”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table lists the current members of our board of directors and senior management.

Name	Position	Years with the company	Age
Board of Directors
Paulo Guilherme Aguiar Cunha	Chairman	43	70
Lucio de Castro Andrade Filho	Vice Chairman	33	65
Ana Maria Levy Villela Igel	Director	12	67
Renato Ochman	Director	9	50
Nildemar Secches	Director	8	61
Paulo Vieira Belotti	Director	12	78
Olavo Egydio Monteiro de Carvalho	Director	7	68
Luiz Carlos Teixeira	Director	2	63

Executive Officers
Pedro Wongtschowski	Chief Executive Officer	32	64
André Covre	Chief Financial and Investor Relations Officer, Ultrapar	6	39
João Benjamin Parolin	Officer, Oxiteno	24	51
Pedro Jorge Filho	Officer, Ultragaz	32	56
Leocadio de Almeida Antunes Filho	Officer, Ipiranga	3	59
Ricardo Isaac Catran(1)	Officer, Ultracargo	30	55

(1)	Elected in May 2010.

Summarized below is information regarding the business experience, areas of experience and principal outside business interest of the current members of our board of directors and our senior management.

Board of Directors

Paulo Guilherme Aguiar Cunha. Mr. Cunha has been the chairman of our board of directors since 1998 and was our Chief Executive Officer until January 2007. Mr. Cunha has been a member of the board of directors of Monteiro Aranha since 1997. Mr. Cunha joined Ultrapar in 1967 and was appointed vice president in 1973 and Chief Executive Officer in 1981. Mr. Cunha has also been a member of the CMN — National Monetary Council, a member of the board of BNDESPAR, a subsidiary of BNDES, president of the Brazilian Association of Technical Standards — ABNT, a member of the consulting board of ABIQUIM and president of IBP, the Brazilian Petroleum Institute (Instituto Brasileiro de Petróleo). Mr. Cunha is a board member of the Superior Council of Economy and of the Consultative Council for Industry of FIESP, the state of São Paulo Industry Association and ex-president of IEDI — Research Institution for the Industrial Development, where he currently is a member of the board of directors. Mr. Cunha is also a member of the board of Insper — IBMEC Business School and of the board of IPT — Technological Research Institution. Since 2008, Mr. Cunha has also been a board member of the Superior Strategic Council of FIESP. Mr. Cunha received a degree in industrial mechanical engineering from PUC — Catholic University in Rio de Janeiro in 1962. Mr. Cunha also was a Professor of Engineering at the Catholic University and at the Federal University of Rio de Janeiro from 1963 to 1966.

Lucio de Castro Andrade Filho. Mr. Andrade Filho has been the vice chairman of our board of directors since 1998. He joined Ultrapar in 1977 and since then Mr. Andrade Filho has held a number of positions with Ultrapar’s subsidiaries in the LPG, logistics, engineering and chemicals segments, as well as serving as Ultrapar’s vice president from 1982 to 2006. Mr. Andrade Filho is also the Chief Executive Officer of GLP — Qualidade Compartilhada, an LPG industry association and a member of the board of directors of the Brazilian Petroleum Institute. He has also been a member of the Consultative Council of Green Capital, a private equity fund, since 2009. Mr. Andrade Filho received degrees in civil engineering and in administration from Mackenzie University in São Paulo in 1968 and 1972, respectively.

Ana Maria Levy Villela Igel. Ms. Villela Igel joined us as a member of the board of directors in October 1998. She has also been a member of the board of directors of Ultra S.A. since 1988. She has served as a secretary in the finance department at the United Nations, as a counselor for the Center of Integration Company-School (CIEE — Centro de Integração Empresa-Escola), an organization which assists students in transitioning to the professional environment, and as a counselor and member of the executive committee of Alumni Association — Bi-National Cultural Center. She is also involved in several organizations that promote social welfare activities for children and the elderly throughout Brazil.

Renato Ochman. Mr. Ochman joined us in April 2001 as a member of the board of directors. Mr. Ochman is a partner in the law firm Ochman, Real, Amadeo Advogados Associados S/C. Mr. Ochman is a member of the board of Grendene, Graded School (Escola Graduada de São Paulo) and the Brazilian Lawyers Association (Ordem dos Advogados do Brasil) in the states of São Paulo and Rio Grande do Sul. In addition, Mr. Ochman is currently a visiting professor at Fundação Getúlio Vargas, where he previously taught commercial law. Previously, Mr. Ochman acted as legal counsel for the Brazilian Association of Supermarkets. Mr. Ochman obtained a law degree from the Catholic University of Rio Grande do Sul and a commercial law masters degree and post-graduate degree from the Catholic University of São Paulo.

Nildemar Secches. Mr. Secches joined us in April 2002 as a member of our board of directors. Mr. Secches is the chairman of the board of directors and former CEO of Empresas Perdigão (now Brasil Foods S.A.), as well as the chairman of the board of directors of WEG S.A. From 1972 to 1990, Mr. Secches worked for National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social — BNDES), serving as an executive officer from 1987 to 1990. From 1990 to 1994, Mr. Secches served as Chief Executive Officer of Grupo Iochpe-Maxion, where he is currently a member of the board of directors. Mr. Secches also previously held positions of Chief Executive Officer of ABEF — Brazilian Association of Chicken Producers and Exporters and vice-president of ABIPECS — Brazilian Association of Pork Producers and Exporters Industries. Mr. Secches received a degree in mechanical engineering from the University of São Paulo, a master’s degree in finance from Catholic University in Rio de Janeiro and a doctoral course in economics from the University of Campinas (in the state of São Paulo).

Paulo Vieira Belotti. Mr. Belotti joined us in October 1998 as a member of our board of directors. Mr. Belotti has also served as Chief Executive Officer of several companies including Petrobras Distribuidora S.A., Petrobras Mineração S.A., Petrobras Química S.A., Petrobras Comércio Internacional S.A., Petrobras Fertilizantes S.A. and Norcell S.A. In addition, he has served as a member of the board of directors of Nordon Indústria Metalúrgica S.A. and of Oxiteno. Mr. Belotti received a degree in civil engineering from the National School of Engineering at the University of Brazil, a bachelor’s degree in Mathematics from the University of Guanabara and a degree in nuclear engineering from Oak Ridge School of Technology in Tennessee.

Olavo Egydio Monteiro de Carvalho. Mr. Monteiro de Carvalho joined our company in December 2002 as a member of the board of directors. He is chairman of the board of directors of Monteiro Aranha S.A. and a member on the board of directors of Klabin S.A. He is also a member of the Rio 2016 Business Advisory (Conselho Empresarial Rio 2016) and Municipal Development Advisory (Conselho Municipal do Desenvolvimento — COMUDES), chairman of the board of directors of Geociclo Biotecnologia S.A. and was president of Associação Comercial do Rio de Janeiro until 2009. He holds a mechanical engineering degree from Technische Hochschule in Munich.

Luiz Carlos Teixeira. Mr. Teixeira joined our company in April 2008 as a member of the board of directors. He is an officer of Workers General Union (União Geral de Trabalhadores) in the bank sector, an alternate member of the board of directors of Previ (the pension fund of Banco do Brasil’s employees) and the Federation of Latin-American Bank Employees (Federação Latinoamericana dos Trabalhadores Bancários). He is also member of the fiscal council of the Social Promotion Institute (Instituto de Promoção Social – IPROS). In addition, from 2004 to 2006 Mr. Teixeira was a member of the fiscal council of Bunge S.A. He holds a marketing degree from Escola Superior de Propaganda e Marketing and a master’s degree in Political and Social Science from Universidade Moura Lacerda.

Executive Officers

Pedro Wongtschowski. Mr. Wongtschowski has served as an officer of Ultrapar since 1985, becoming he Chief Executive Officer in January 2007. Mr. Wongtschowski was a member of the board of directors of Ultraprev from 1989 to 2006, and an officer of Oxiteno and Oxiteno Nordeste from 1992 to 2006. Mr. Wongtschowski was employed at our chemical fertilizer company from 1970 until 1972 and rejoined Ultrapar in 1977. Mr. Wongtschowski is a member of the board of the Brazilian Association for Chemical Engineering, vice-president of the board of directors of the Brazilian Chemical Industries Association — ABIQUIM, and vice-president of Latin American Petrochemical and Chemical Associations — APLA. Mr. Wongtschowski received a degree in chemical engineering, master’s degree in chemical engineering and a doctoral degree in chemical engineering from the Escola Politécnica da Universidade de São Paulo. Mr. Wongtschowski is the author of the book “Chemical Industry — Risks and Opportunities” (“Indústria Química — Riscos e Oportunidades”), which was published in 2002 (2nd edition).

André Covre. Mr. Covre joined Ultrapar in 2003 as Corporate Planning and Investor Relations Director. Mr. Covre has been the company’s Chief Financial and Investor Relations Officer since March 2007. Mr. Covre has almost 20 years of experience in strategic development, growth, turn around venture, corporate finance, mergers & acquisitions and capital markets. In 2008, André Covre was elected the Chairman of the Latin American Corporate Governance Roundtable’s Companies Circle, a study group sponsored by the Organization for Economic Co-operation and Development – OECD, with cooperation from the IFC (International Finance Corporation) and BM&FBovespa, aiming at developing corporate governance in Latin America. Mr. Covre began his career with Unisys Corp. in the United States, was formerly a treasury manager at Pepsi Cola Engarrafadora (Brazil) and a director of ABN AMRO Capital in Amsterdam, a private equity and venture capital fund. Mr. Covre holds an MBA from INSEAD, in France, and a bachelor degree in government studies from Fundação Getúlio Vargas in São Paulo.

João Benjamin Parolin. Mr. Parolin joined the company in 1986, working in Oxiteno’s commercial area prior to assuming the position of Oxiteno’s Chief Operating Officer in 2007. Mr. Parolin formerly served as marketing manager from 1989 to 1992 and sales manager from 1992 to 2000. From 2000 to 2006, he held the sales director position at Oxiteno. Prior to joining Oxiteno, Mr. Parolin worked in the commercial area at Dow Química S.A. Mr. Parolin received a bachelor degree in chemical engineering from Escola Politécnica da Universidade de São Paulo in 1980, a post-graduate degree in Marketing Administration at Fundação Getúlio Vargas and a master’s degree in business administration from Fundação Instituto de Administração — Universidade de São Paulo in 2003. As a complement to his academic background he attended the STC — Skills, Tools and Competences from Fundação Dom Cabral/J.L Kellogg Graduate School of Management (Northwestern University) in 2000 and the Advanced Management Program at Wharton University in 2005.

Pedro Jorge Filho. Mr. Jorge has been an officer of Ultrapar since April 2005. He has been with the company since 1977 and has held a number of positions with the company, including serving as an officer of Utingás and Director of Engineering and Marketing at Ultragaz. Mr. Jorge was also responsible for the Southeastern and Mid-West regions. Mr. Jorge became Ultragaz’s Chief Operating Officer in 2002. He is an officer at Sindigás and at AIGLP (Associación Iberoamericana de Gás Licuado de Petróleo) and vice-president at World LP Gas Association — Paris. He earned a degree in Industrial and Chemical Engineering from Universidade Mackenzie. He also earned a certificate from the Advanced Management Program at INSEAD, in Fontainebleau, France in 1998, and from the program “HR’s — Contribution to Continuous Improvement” at Instituto IESE of Universidade de Navarra, in Barcelona, Spain in 1999.

Leocadio de Almeida Antunes Filho. Mr. Antunes has been an officer of Ultrapar since May 2008. He has held a number of positions at Ipiranga since 1987 when he joined as commercial officer at Fertisul S.A. and Officer at Ipiranga Serrana Fertilizantes S.A. In 1993, he served as an executive officer at CBPI. Currently Mr. Antunes is Ipiranga’s Chief Operating Officer and is also Vice-president of Sindicom. He earned a degree in Economics from Universidade Federal do Rio Grande do Sul and post graduate and a master’s degree in Agricultural Economics at University of Reading (UK) and University of London, respectively. Furthermore, he has completed the Advanced Executive Program, from J.L. Kellogg Graduate School of Management at Northwestern University.

Ricardo Isaac Catran. Mr. Catran has been an officer of Ultrapar since May 2010. He joined the company in 1980 and since then has held a number of positions, including commercial officer of Transultra and Tequimar for the Northeast region. Mr. Catran became Ultracargo’s Chief Operating Officer in 2008. He earned a degree in civil engineering from Universidade Federal do Rio de Janeiro and post graduate degree in transport engineering from COPPE UFRJ (Instituto Alberto Luiz Coimbra de Pós-Graduação e Pesquisa de Engenharia – Universidade Federal do Rio de Janeiro).

B. Compensation

For the year ended December 31, 2009, the aggregate compensation of our directors and executive officers was approximately R$18.2 million. A portion of such amount is represented by the amortization of the shares granted to the executive officers under the Deferred Stock Plan (defined below) and variable compensation, dependent on business performance as measured by metrics such as Economic Value Added — EVA, targets established for a three to four-year period and annually verified. This compensation also considers individual performance based on the adherence to annual targets established in accordance with the strategic planning. See “Item 6.D. Directors, Senior Management and Employees — Employees”.

The table below shows the compensation for our directors and executive officers in 2009:

	Board of Directors	Executive Officers	Total
	(in thousand of reais, except for the number of members)
Number of members	8	5
Annual fixed compensation	2,188.0	6,154.2	8,342.2
Salary	2,188.0	5,199.1	7,387.1
Direct and indirect benefits	—	955.1	955.1
Participation in committees	—	—	—
Others	—	—	—
Variable compensation	—	7,137.9	7,137.9
Bonus	—	—	—
Profit sharing	—	7,137.9	7,137.9
Participation in meetings	—	—	—
Commission	—	—	—
Others — including long-term variable compensation	—	—	—
Post-employment benefit	—	662.9	662.9
Benefits due to the interruption in the exercise of the position	—	—	—
Stock-based compensation	—	2,086.1	2,086.1

Total compensation	2,188.0	16,041.2	18,229.2

The table below shows the higher, lower and average individual compensation for our directors and executive officers in 2009:

Body	Number of members	Higher individual compensation	Lower individual compensation	Average individual compensation
	(in thousand of reais, except for the number of members)
Board of Directors	8	796.0	176.0	273.5
Executive Officers	5	4,327.9	2,061.3	3,208.2

On April 27, 2001, the General Shareholders’ Meeting approved a plan for granting stock options to members of management and employees in executive positions in the company and its subsidiaries. On November 26, 2003, the Extraordinary General Shareholders’ Meeting approved certain amendments to the original plan of 2001 (the “Deferred Stock Plan”). In the Deferred Stock Plan, certain members of management have the voting and economic rights of preferred shares held as treasury stock and the ownership of these shares is retained by Ultrapar. The Deferred Stock Plan provides for the transfer of the ownership of the shares to those eligible members of management after five to ten years from the initial concession of the rights subject to uninterrupted employment of the Deferred Stock Plan participant by the company during the period. The board of directors determines the number of shares to which each eligible participant shall have rights. The total number of shares to be used for the Deferred Stock Plan is subject to the availability in treasury of such shares. It is incumbent on Ultrapar’s executive officers to select the members of management eligible for the plan and propose the number of shares in each case for approval by the board of directors. As of December 31, 2009, the amount granted to the company’s executives, including tax charges, totaled R$29.6 million. This amount is amortized over the period of the Deferred Stock Plan. The amortization for 2009 amounted to R$3.4 million, of which R$2.1 million corresponded to shares granted to Ultrapar’s executive officers and is recorded as an operational expense for 2009. The chart below summarizes shares provided to our executive officers, as of December 31, 2009:

Body	Statutory Officers
Number of members				5.00
Granting date(1)	17-Dec-03	4-Oct-04	14-Dec-05	9-Nov-06	12-Dec-07	7-Oct-08	15-Dec-09
Number of shares granted	59,800	23,575	5,000	33,400	25,000	140,000	10,000
Period for the share effective ownership to be transferred	Nov-2013	Sep-2014	Nov-2015	Oct-2016	1/3 in Nov-2012 1/3 in Nov-2013 1/3 in Nov-2014	1/3 in Sep-2013 1/3 in Sep-2014 1/3 in Sep-2015	1/3 in Nov-2014 1/3 in Nov-2015 1/3 in Nov-2015
Price assigned to the shares granted (R$)	30.32	40.78	32.83	46.50	64.70	39.97	83.00

(1)	Includes shares granted from 2004 to 2006 to certain officers who were not statutory officers at the granting date

Some of our executive officers are entitled to receive variable compensation dependent on the performance of our company stock over the course of 5 years, from 2006 to the end of 2011, if at the end of such period the share price is higher than a pre-established minimum level, reflecting the objective of more than doubling the value of the company in five years.

For more information on our Deferred Stock Plan, please see Note 9 to our financial statements.

C. Board Practices

We are managed by our board of directors (Conselho de Administração) and by our executive officers (Diretoria). Our board of directors consists of eight members, five of whom are independent, according to the Brazilian rules, non-executive members (including one appointed by minority preferred shareholders at the General Shareholders’ Meeting on April 28, 2010), and two members were executive officers until December 2006. Our board of directors generally meets every 45 days or whenever called by its chairman or by any two directors. During 2009, twelve board meetings were held. Each meeting of the board of directors requires a quorum of a minimum of three members, including the chairman or the vice-chairman. The board of directors is responsible for our general policies, for electing our executive officers and supervising their management, and for deliberating on capital increases up to the authorized capital, distributions of dividends and interest on shareholders’ equity, investments in other companies, our dissolution or incorporation and the appointment of independent auditors. Pursuant to Brazilian law, each member of the board of directors must hold at least one of our common or preferred shares and be elected by the holders of our common or preferred shares at the General Shareholders’ Meeting.

Members of the board of directors are elected by the common or preferred shareholders for a period of one year and may be reelected. According to Law 10,303/2001, minority shareholders that together hold common shares representing at least 15% of the voting capital are entitled to appoint one Board member. Holders of preferred shares representing 10% or more of our total capital stocks have the right to elect one member of our board of directors in separate voting. If minority holders of our voting shares and preferred shares do not reach the minimum percentage required for the right to elect a member of the board of directors in the manners described above, they may jointly elect a single member to the Board. In this case, such shareholders should jointly represent a minimum of 10% of the corporate capital. Until the general shareholders’ meeting of 2005, preferred shareholders had the right to elect a Board member from a short list of three names nominated by the controlling shareholder. Since the general shareholders’ meeting of 2006, the election of this member has no longer been limited to persons nominated by the controlling shareholder. In 2002, we granted our minority shareholders the right to elect a member of our board of directors, a corporate governance change that Brazilian companies were not required to make until 2006.

Minority holders of voting shares and preferred shareholders must prove uninterrupted title to our shares for a period of at least three months immediately prior to the date of the general shareholders’ meeting in order to exercise their rights related to the election of directors.

Law 10,303/2001 granted members of the board of directors elected by minority holders of voting shares and/or preferred shares, veto powers over the appointment and dismissal of our independent auditors, provided such veto is reasonably justified.

Executive Officers

Our executive officers include our Chief Executive Officer and a minimum of three and a maximum of five other members. Each of our current executive officers has been appointed by the board of directors for a one-year term, which began on May 5, 2010, and they remain in office until the board of directors meeting that will appoint the executive officers in 2011. Current executive officers can be reelected for additional one-year terms. For the dates on which our executive officers began holding their respective position, see “Item 6.A. Directors, Senior Management and Employees — Directors and Senior Management”.

Fiscal Council and Audit Committee Exemption

Brazilian Corporate Law requires us to establish a fiscal council (Conselho Fiscal), which may operate on a permanent or non-permanent basis. A fiscal council acting on a non-permanent basis is required to be formed when requested by 10% of our voting shareholders or 5% of our non-voting shareholders in a general shareholders’ meeting, and will remain in place only until the following general shareholders’ meeting. At such general shareholders’ meeting, the term of this fiscal council may be extended by our shareholders. In July 2005, our bylaws were revised to provide for the creation of a fiscal council with permanent operations. Our fiscal council acts as an audit committee pursuant to the requirements of the Sarbanes-Oxley Act. Under Rule 10A-3(c)(3) of the Exchange Act, non-U.S. issuers, such as Ultrapar, are exempt from the audit committee requirements of Section 303A of the New York Stock Exchange Listed Company Manual if they establish, according to their local law or regulations, another body that acts as an audit committee.

Our fiscal council consists of five members and their respective alternate members. The fiscal council is a separate corporate body independent of our management and our external independent registered public accounting firm. According to the Brazilian Corporate Law, the fiscal council must meet at least four times per year. Since its establishment, in July 2005, our fiscal council has been meeting on a regular basis, and in 2009, they held ten meetings. Our fiscal council is responsible for reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with applicable accounting, internal control and auditing requirements and in compliance with the provisions of Brazilian Corporate Law; the forms of the CVM and requirements for listing on BM&FBovespa; the rules of the SEC and the requirements for listing on the New York Stock Exchange. Our fiscal council also (1) makes recommendations to our board of directors regarding the appointment, retention and oversight of our independent auditors,

(2) discusses matters related to interim and annual financial statements with the management of the company and the independent auditors, (3) reviews and evaluates the performance of internal auditing and (4) discusses matters related to effectiveness of the internal controls of the company with management and independent auditors. Our fiscal council is supporting the implementation by the company of improved procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. Our fiscal council may hire outside advisors to assist it with matters related to the course of their duties, and such expenses are covered by the company. The members of our fiscal council are elected by our shareholders at the annual general shareholders’ meeting for one-year terms and are eligible for reelection. The terms of the members of our fiscal council expire at the next annual general shareholders’ meeting. Under Brazilian Corporate Law, individuals who are members of our board of directors or our board of executive officers or are employees or spouses or relatives of any member of our management are not eligible to serve on the fiscal council. To be eligible to serve on our fiscal council, a person must be a resident of Brazil and either a university graduate or has been a company officer or fiscal council member of another Brazilian company for at least three years prior to election to our fiscal council.

On April 28, 2010, the General Shareholders’ Meeting approved compensation for the members of the fiscal council of R$9,950 per month for each effective (non-alternate) member, except for the president and the secretary of the fiscal council, whose compensation was set at R$10,700 per month.

The following table lists the members of our fiscal council and their alternates who served on the fiscal council during 2009:

Name	First Year of Appointment
Wolfgang Eberhard Rohrbach	2005
Tania Maria Camilo (alternate)	2006
Edson Pena Júnior	2008
Waldenor Moreira Borges Filho (alternate)	2008
Flavio César Maia Luz	2005
Márcio Augustus Ribeiro (alternate)	2007
Mário Probst	2005
Katuyoshi Utiyama (alternate)	2005
Raul Murgel Braga	2005
Pedro Ozires Predeus (alternate)	2005

An election of the fiscal council was held on April 28, 2010, at which all members were reelected except for Edson Pena Júnior and the respective alternate Waldenor Moreira Borges Filho, who were replaced by Antonio Carlos Ramos Pereira and by Sérgio Paulo Silva as alternate. Summarized below is information regarding the business experience, areas of experience and principal outside business interests of the current members of our fiscal council.

Flavio César Maia Luz. Mr. Luz has been our fiscal council member since 2005. Mr. Luz has been corporate and finance vice-president of Cofra Latin America Ltda. – C&A Group since 2001 and was Chief Executive Officer of Banco Ibi in 2009. From 1999 to 2001, Mr. Luz served as executive director and vice-president of the board of directors at Eletropaulo. From 1976 to 1998, Mr. Luz worked at Duratex, where he occupied the executive vice-president position from 1993 to 1998. Mr. Luz received a degree in civil engineering from Escola Politécnica da Universidade de São Paulo and a post-graduate degree in business administration from Escola de Administração de Empresas de São Paulo da Fundação Getúlio Vargas. He also holds certificates of continuing education programs in Finance, Marketing and Mergers & Acquisitions, from Harvard Business School, Stanford University and Wharton Business School, respectively.

Mario Probst. Mr. Probst served as partner at KPMG Auditores Independentes from 1991 to 2004, and is currently retired. Mr. Probst is a member of the board of directors at Hospital Alemão Oswaldo Cruz, a member of the fiscal council at Odontoprev S.A., a member of the fiscal council at Companhia Brasileira de Distribuição and Globex Utilidades S.A. Mr. Probst received a degree in business administration from Escola de Administração de Empresas de São Paulo da Fundação Getúlio Vargas and accountancy from Faculdade de Ciências Políticas e Econômicas do Rio de Janeiro.

Raul Murgel Braga. Mr. Braga served as legal consultant at Ultrapar until 1992 and at Getec Group until 1997. He also served as president of Ultraprev. Mr. Braga also served as president of the fiscal council at Copene-Petroquímica do Nordeste S.A. and Globex Utilidades S.A., until March 2002 and April 2005, respectively, and as a member of the fiscal council at Oxiteno S.A. until December 2002. Mr. Braga received a law degree from Faculdade Nacional de Direito da Universidade do Brasil, in Rio de Janeiro.

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

Antonio Carlos Ramos Pereira. Mr. Pereira was an alderman of the city of Belo Horizonte from 2003 to 2008. From 2005 to 2007, Mr. Pereira was a member of the board of directors of the PBH/Compur (Council of the City of Belo Horizonte for Urban Policy), where he was an alternate member of the Board of Director in 2008. He was also a Minas Gerais state representative in the Lower House of Congress. Mr. Pereira received a degree in mathematics from Faculdade de Filosofia, Ciências e Letras de Belo Horizonte and a master’s degree in administration from Catholic University, Fundação Dom Cabral, in Minas Gerais.

Corporate Governance

We are incorporated under the laws of Brazil and we are subject to Brazilian laws related to corporate governance. Under Brazilian law, there are no regulatory requirements with respect to corporate governance such as (i) the independence of our board of directors, (ii) meetings of non-management directors, (iii) the establishment and composition of certain board committees or (iv) the adoption and disclosure of corporate governance guidelines or codes of business conduct and ethics. As a non-U.S. issuer, we are exempt from adopting certain New York Stock Exchange corporate governance requirements. However, we aim to ensure that best practices, recommendations and standards of corporate governance are employed in our functioning and operations. We have adopted corporate governance guidelines, such as the requirement that a majority of the members of the board of directors be independent, the implementation of a code of ethics for the controlling shareholder, senior officers and all employees, and the implementation of the fiscal council that acts as an audit committee, which we believe are in compliance with applicable U.S. corporate governance requirements.

In 2000, the São Paulo Stock Exchange, or BM&FBovespa, introduced three special listing segments, known as Levels 1 and 2 of Differentiated Corporate Governance Practices and New Market (Novo Mercado), which seek to foster a secondary market for securities issued by Brazilian companies with securities listed on BM&FBovespa, by requiring such companies to follow good practices of corporate governance. The listing segments were designed for the trading of shares issued by companies voluntarily abiding by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law. These rules generally increase shareholders’ rights and enhance the disclosure of information provided to shareholders.

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

On February 20, 2008, Ultrapar’s board of directors decided to join to Level 2 of BM&FBovespa’s Special Corporate Governance Levels. In becoming a Level 2 company, we are required to comply with the following, in addition to the requirements of Level 1: (i) giving voting rights to preferred shareholders for such matters as changes in corporate type, mergers, spin-offs and consolidations, (ii) making a tender offer for the purchase of all outstanding shares, at their economic value, if the company goes private or in the event the company ceases to be a Level 2 company and (iii) adhering to the rules of an arbitration panel responsible for resolving any conflict and consisting of specialists in the relevant dispute areas. We are currently working on the procedures to comply with the rules of Level 2. As it was already the case for Level 1, Ultrapar’s corporate governance standards will continue to exceed certain current requirements of Level 2, the most prominent of which is the 100% tag along rights for all shareholder classes while the requirement of Level 2 is 80% for all shareholder classes.

Termination Agreements

Not applicable.

D. Employees

As of December 31, 2009, we had 9,429 employees. The following table sets forth our number of employees per line of business at the dates indicated.

	Number of employees
	2009	2008	2007
Ultragaz	4,075	4,109	4,467
Ipiranga	2,326	2,083	2,317
Oxiteno	1,481	1,565	1,441
Ultracargo	1,232	1,459	1,193
Others(1)	315	280	235
Ultrapar	9,429	9,496	9,653

(1)	Includes headquarters personnel from the maintenance, IT, finance and accounting departments.

Ultragaz’s employees are covered by collective agreements with the labor unions representing employees in the LPG industry. Ipiranga’s employees are covered by collective agreements with the labor unions representing employees in fuel distribution. As required under Brazilian legislation, Oxiteno’s employees are represented by labor unions, and are currently covered by collective agreements, which are renewed annually.

All of Ultracargo’s employees are covered by a collective agreement, which addresses social, financial, labor union and labor relations issues.

In February 2001, our board of directors approved the adoption of a defined contribution pension plan to be sponsored by Ultrapar and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev — Associação de Previdência Complementar, since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective contribution in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective contribution over a period of 5 to 25 years. The sponsoring company does not guarantee the amounts or the duration of the benefits received by each employee that retires. The total number of participating employees as of December 31, 2009 was 7,197.

E. Share Ownership

In accordance with our bylaws, there are two classes of capital stock authorized and outstanding, common shares and the preferred shares, of which only the common shares have voting rights in any matter (except for certain limited rights). See “Item 6.B. Directors, Senior Management and Employees — Board Practices — Corporate Governance”.

In connection with the Share Exchange in 2007, Ultrapar issued 54,770,590 new preferred shares. Each RPR, DPPI and CBPI preferred or common share outstanding was exchanged for an Ultrapar preferred share at the rate of 0.79850, 0.64048 and 0.41846 Ultrapar shares per share, respectively. After the Share Exchange, our numbers of preferred shares and total shares increased to 86,666,102 and 136,095,999, respectively.

The table below sets forth the number of our total shares (common and preferred shares) beneficially owned by each of our directors and executive officers as of May 31, 2010, including through their participation in our controlling parent company Ultra S.A. Participações.

	Common		Preferred		Total
	Shares	%	Shares	%	Shares	%
Board of directors
Paulo Guilherme Aguiar Cunha(1)	3,928,206	8%	4,447	0%	3,932,653	3%
Lucio de Castro Andrade Filho(1)	1,392,038	3%	3	0%	1,392,041	1%
Ana Maria Levy Villela Igel(1)	9,039,644	18%	3	0%	9,039,647	7%
Olavo Egydio Monteiro de Carvalho	352,375	1%	68,404	0%	420,779	0%
Renato Ochman	15	0%	2	0%	17	0%
Nildemar Secches(2)	15	0%	42.002	0%	42.017	0%
Paulo Vieira Belotti	15	0%	2	0%	17	0%
Luiz Carlos Teixeira	—	0%	1	0%	1	0%

Executive officers
Pedro Wongtschowski(1)	592,246	1%	—	0%	592,246	0%
André Covre(3)	—	0%	50,400	0%	50,400	0%
Leocadio de Almeida Antunes Filho(3)	—	0%	75,000	0%	75,000	0%
João Benjamin Parolin(3)	—	0%	50,400	0%	50,400	0%
Pedro Jorge Filho(3)	—	0%	84,975	0%	84,975	0%
Ricardo Isaac Catran(3)	—	0%	20,000	1%	20,000	0%
Board of directors and executive officers	15,304,554	31%	395,639	1%	15,700,193	12%

Total	49,429,897		86,666,102		136,095,999

(1)	Individuals who beneficially own shares primarily through their participation in the holding company Ultra S.A. Participações. See “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders”.
(2)	Individual who owns shares through an exclusive fund.
(3)	Executives who were granted shares through the Deferred Stock Plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The table below shows the capital stock of Ultrapar as of May 31, 2010:

	Common		Preferred		Total
	Shares	%	Shares	%	Shares	%
Shareholders
Ultra S.A. Participações	32,646,694	66%	12	0%	32,646,706	24%
Aberdeen Asset Management PLC(1)	—	0%	11,942,785	14%	11,942,785	9%
Parth Investments Company(2)	9,311,730	19%	1,396,759	2%	10,708,489	8%
Caixa de Previdência dos Funcionários do Banco do Brasil	—	0%	8,630,824	10%	8,630,824	6%
Monteiro Aranha S.A.	5,212,637	11%	1,011,888	1%	6,224,525	5%
Dodge & Cox, Inc.	—	0%	6,067,632	7%	6,067,632	4%
Genesis Asset Managers LLP(1)	—	0%	4,341,794	5%	4,341,794	3%
Ultra-DI Participações S.A.(2)	490,095	1%	73,514	0%	563,609	0%
Others	1,768,741	4%	53,200,894	61%	54,969,635	40%

Total	49,429,897	100%	86,666,102	100%	136,095,999	100%

(1)	Fund managers headquartered in England (according to relevant shareholder position notice disclosed by the respective funds).
(2)	Parth Investments Company and Ultra-DI Participações S.A., which together hold 19.8% of our common shares, are controlled by Daisy Igel.

Ownership and Capital Structure of Ultra S.A. Participações

As of May 31, 2010, Ultra S.A., owned approximately 66% of Ultrapar’s voting shares. As of May 31, 2010, the capital stock of Ultra S.A. was beneficially owned as follows:

	Common		Preferred		Total
	Shares	%	Shares	%	Shares	%
Shareholders
Fabio Igel	7,518,770	12%	1,768,275	7%	9,287,045	10%
Rogério Igel	4,634,187	7%	1,130,519	4%	5,764,706	7%
Joyce Igel de Castro Andrade	5,516,246	9%	2,062,989	8%	7,579,235	9%
Marcia Igel Joppert	6,201,602	10%	2,062,988	8%	8,264,590	9%
Christy Participações Ltda.	6,425,199	10%	4,990,444	20%	11,415,643	13%
Others	7,105,475	11%	932,571	4%	8,038,046	9%

Total Shareholders	37,401,479	59%	12,947,786	51%	50,349,265	57%

	Common		Preferred		Total
	Shares	%	Shares	%	Shares	%
Directors and officers
Paulo Guilherme Aguiar de Cunha	10,654,109	17%	—	—	10,654,109	12%
Ana Maria Levy Villela Igel	9,764,689	15%	12,395,100	49%	22,159,789	25%
Lucio de Castro Andrade Filho	3,775,470	6%	—	—	3,775,470	4%
Pedro Wongtschowski	1,606,301	3%	—	—	1,606,301	2%
Total Directors and Officers	25,800,569	41%	12,395,100	49%	38,195,669	43%

Total	63,202,048	100%	25,342,886	100%	88,544,934	100%

All of the securities of Ultra S.A. are held in Brazil and there are 21 record holders of these securities in Brazil.

Shareholders’ Agreements

On March 22, 2000, our controlling shareholders entered into a shareholders’ agreement designed to ensure the equal treatment of all shareholders in the event of any change in control. On May 18, 2004, the Extraordinary General Shareholders Meeting and the Special Meeting of Preferred Shareholders approved an amendment of our bylaws to register tag along rights for all Ultrapar shareholders, at 100% of the offer price. The registration of the tag along rights in our bylaws intended to improve on the rights already conceded in the shareholders’ agreement.

On September 22, 2004, the shareholders of Ultra S.A. entered into a new shareholders’ agreement replacing a prior shareholders’ agreement entered into on May 22, 1997, to ensure the continuation of the controlling shareholder block upon the contemplated dissolution and distribution of Ultra S.A. shares held by its shareholders, Igel Participações S.A. and Avaré Participações S.A.

On December 3, 2009 shareholders of Ultra S.A. entered into a new shareholders’ agreement (“2009 Shareholders’ Agreement”) that replaced the 2004 Shareholders’ Agreement, the term of which would have expired on December 16, 2009. The terms and conditions of the shareholders’ agreement are substantially the same as those of the previous agreement. The 2009 Shareholders’ Agreement may be renewed upon unanimous consent or be terminated upon deliberation by shareholders representing at least 80% of the common shares issued by Ultra S.A.

The 2009 Shareholders’ Agreement provides for a two–year term from December 3, 2009 and provides principally that:

•	all shares of Ultrapar that are held by Ultra S.A. will be voted as a block;

•

Ultra S.A. shares will be voted in accordance with the instructions of the absolute majority of its common shares except for certain significant matters (including changes to the bylaws of either company, changes to our capital structure, mergers, material acquisitions or sales of assets, and election of Board members) which require the vote of 66% of the common shares;

•

Chairman of Ultra S.A.’s board of directors must convene a meeting of, and provide all requested information and available documents to, all parties to the 2009 Shareholders’ Agreement before or after any meeting of our board of directors considering key issues such as our strategic plan and general policies, our organizational structure, the election of executive officers, our dividend policy, and any other material decisions as determined by the board of directors;

•	any party purchasing shares of Ultra S.A. must agree to be bound by the terms of the 2009 Shareholders’ Agreement; and

•

any party to the 2009 Shareholders’ Agreement may exchange his or her shares in Ultra S.A. into our preferred shares at an exchange ratio necessary to obtain the same percentage of our capital stock as was held in Ultra S.A., unless the exchange would result in (i) Ultra S.A. no longer having more than the majority of our voting shares or (ii) a violation of the number of preferred shares as a percentage of total capital stock legally permitted to be issued by us or by Ultra S.A.

B. Related Party Transactions

As of December 31, 2009, Ultrapar is responsible for guarantees and securities provided to subsidiaries in the amount of R$2,617.9 million. This disclosure of related party transactions is provided for purposes of the rules governing Annual Reports on Form 20-F and is not meant to suggest that these matters would be considered related party transactions under Brazilian GAAP or U.S. GAAP.

None of the members of our board of directors or executives or their family members has any direct participation in any material transaction involving the company or that is relevant to our businesses.

Utingás’ bylaws provide for each of its shareholders to use a proportion of Utingás’ total storage capacity equal to such shareholder’s proportionate ownership of Utingás. Accordingly, Ultragaz is entitled to use 4.2 thousand tons of LPG storage capacity at Utingás’ facilities, reflecting Ultragaz’s 56% ownership in Utingás. The amount of payments made by Ultragaz to Utingás in 2009 with respect to the use of storage capacity at Utingás’ facilities totaled R$4.9 million.

See Note 9 to our consolidated financial statements for a detailed breakdown of related party transactions as of December 31, 2009.

C. Interests of Expert and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

For our consolidated financial statements and notes thereto see “Item 18. Financial Statements”.

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

Income tax exemption reserve. Under Brazilian Corporate Law, the portion of the net profit derived from donations or governmental incentives directed to investments, can be excluded of the Distributable Amount.

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

Brazilian Corporate Law provides that all statutory allocations of net profit, including the unrealized profits reserve and the reserve for investment projects, are subject to approval by the shareholders voting at a general shareholders’ meeting and may be used for capital increases or for the payment of dividends in subsequent years. The legal reserve is also subject to approval by the general shareholders’ meeting and may be transferred to capital or used to absorb losses, but is not available for the payment of dividends in subsequent years.

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

A company is permitted to allocate to the unrealized profits reserves all income from equity gains in subsidiaries that are not distributed to the company in the form of cash dividends. When such gains are distributed to the company in the form of cash dividends, the company is required to reverse the reserve. See “Item 3.D. Key Information — Risk Factors — Risks Relating to the Preferred Shares and the American Depositary Shares”. In addition to the mandatory distribution, the board of directors may recommend to the shareholders the payment of interim distributions from other funds that are legally available for such purposes. Any payment of an interim dividend may be set off against the amount of the mandatory dividend distribution for that fiscal year.

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

For 2009 and 2008, we declared dividends to our shareholders in the amounts of R$279 million and R$238 million, corresponding to 60% and 61% of our net income for each period, respectively.

The following table sets forth the dividends per share distributed by us with respect to our capital stock in the past five years.

Dividend history

Year declared	Common shares	Preferred shares	Common shares	Preferred shares
	(in reais per share)		(in US$ per share)(1)
2005	1.94	1.94	0.83	0.83
2006	1.78	1.78	0.83	0.83
2007	1.78	1.78	1.06	1.06
2008	1.78	1.78	0.95	0.95
2009	2.08	2.08	1.15	1.15

(1)	The amounts in reais have been converted into dollars using the exchange rates at each respective payment date.

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

Shareholders who are not residents of Brazil must register with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted in foreign currency outside of Brazil. The preferred shares underlying the ADSs will be held in Brazil by the Custodian, Itaú Corretora de Valores S.A., as agent for the Depositary. For purposes of the registration requirement, the Depositary is deemed to be the stockholder of the preferred shares underlying the ADSs. The Depositary will register such preferred shares with the Central Bank.

Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the Custodian on behalf of the Depositary. The Custodian will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the Depositary for distribution to holders of ADSs. See “Description of American Depositary Receipts” in our Registration Statement filed on Form F-1, declared effective on April 12, 2005. In the event that the Custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that may occur before such dividends are converted and remitted. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates” and “Item 3.D. Key Information — Risk factors — Risks Relating to Brazil”. Dividends in respect of the preferred shares paid to shareholders who are not Brazilian residents, including holders of ADSs, are exempt from Brazilian withholding tax except for dividends declared based on profits generated prior to December 31, 1995. Distributions of interest attributable to shareholders’ equity are currently subject to withholding tax at a rate of 15%, or 25% in the case of a shareholder domiciled in a “tax haven”. See “Item 10.E. Additional Information — Taxation — Brazilian Tax Consequences”.

Legal proceedings

We are party to administrative proceedings and lawsuits that are incidental to the normal course of our business. We believe that our provisions for legal proceedings are sufficient to meet probable and reasonably estimable losses in the event of unfavorable court decisions and that the ultimate outcome of these matters will not have a material effect on our financial condition or results of operations. The majority of our legal proceedings are pending in the courts of the states of São Paulo, Minas Gerais, Rio de Janeiro, Rio Grande do Sul and Bahia. For additional information on our legal proceedings, see Note 22 to our consolidated financial statements.

Labor matters

On December 31, 2009 some of our subsidiaries were defendants in labor lawsuits, filed by former employees of the subsidiaries and by employees of service providers. As of the same date, the subsidiaries maintained a provision of R$4.3 million, net of amount in escrow deposits.

Such labor lawsuits mainly contest: payment of labor rights (dismissal cost, overtime, hazardous activities additional remuneration and additional payment for insalubrity), indemnification and secondary liabilities.

The Petrochemical Industry Labor Union, of which the employees of our indirect subsidiary Oxiteno Nordeste are members, filed a lawsuit against Oxiteno Nordeste and EMCA, demanding that Oxiteno Nordeste comply with salary adjustments set forth in applicable collective labor agreements, in lieu of the salary policies Oxiteno Nordeste effectively followed. The union also proposed a new collective bargaining agreement, which included an interpretation and clarification of the fourth clause of the previous collective bargaining agreement, which described the relevant salary policies that Oxiteno Nordeste was to follow. Based on the opinion of our legal counsel, who analyzed the last decision of the Federal Supreme Court (STF) on the collective bargaining agreement as well as the status of the individual lawsuit of our subsidiary regarding such agreement, our management believes that an accrual for a potential loss was not necessary as of December 31, 2009. See Note 22(a) to our consolidated financial statements.

Civil claims

The civil claims against us relate mainly to accidents originated from fires or explosions of LPG bottles and traffic accidents with Ultragaz and Ultracargo trucks.

Certain subsidiaries are defendants in civil-related legal and administrative proceedings, mainly regarding contracts with customers and former service providers, as well as environment issues, proceedings to which the company’s subsidiaries maintained a provision of R$29.3 million, net of amount in escrow deposits, as of December 31, 2009.

There are also approximately 200 claims filed by former employees of Ultragaz, regarding bodily harm suits in which the plaintiffs are claiming damages for the loss of economic benefit and for pain and suffering arising from labor accidents. According to Ultragaz’s estimate, our exposure in any individual suit ranges from R$50,000 to R$150,000. Such amounts are generally covered by Ultragaz’s third-party insurance policies, subject to the terms of such policies. For those suits involving death or permanent disabilities, the value of the claim is established by the courts and is based on the average salary and age of the victim.

Ultragaz is a defendant in lawsuits relating to damages caused by an explosion in 1996 in a shopping mall in the city of Osasco, State of São Paulo. These lawsuits involve: (i) individual suits filed by victims of the explosion claiming damages from Ultragaz for the loss of economic benefit and for pain and suffering, (ii) indemnifications of management of the shopping mall and its insurance company, and (iii) a class action lawsuit seeking indemnification for material damages and pain and suffering for all the victims injured and deceased. We believe that we have presented evidence that defective gas pipes in the shopping mall caused the accident and that Ultragaz’s on-site LPG storage facilities did not contribute to the explosion. Of the 64 lawsuits adjudicated through December 2009, 63 judgments were rendered in our favor, of which 29 have already been dismissed. The one unfavorable decision, which we may appeal, was for damages in the amount of R$17 thousand. There is one action yet to be decided. Ultragaz has insurance coverage for these lawsuits, and the uninsured contingent amount is R$19.6 million. The company did not record any provision for this amount, since it believes the probability of loss is remote.

        Additionally, certain former minority shareholders of RPR, CBPI and DPPI (the “Ipiranga Minority Shareholders”) filed two lawsuits in the States of São Paulo and Rio de Janeiro questioning the Share Exchange in connection with the acquisition of Ipiranga. By the time the company’s shareholders’ general meeting was convened to approve the Share Exchange, the Ipiranga minority shareholders made use of certain legal instruments to impede the company’s shareholders’ meeting taking place. Decisions by administrative and judicial courts stated that there were no legal grounds for the Ipiranga Minority Shareholders’ request. Based on such court decisions, the Share Exchange was approved by the shareholders’ meeting of the companies on December 18, 2007. The lawsuit filed in the State of Rio de Janeiro terminated as a result of loss of interest to sue, due to the sale of the correspondent shareholding at Ultrapar. Regarding the lawsuit filed in the state of São Paulo, the former Ipiranga Minority Shareholders appealed against the decision issued and to date there has been no final outcome of such appeal. This lawsuit is not accounted for in the financial statements of the company.

Tax matters

We filed suits challenging the constitutionality of several taxes applicable to us. Among the main tax matters are individual lawsuits filed by Ultragaz, Ipiranga, Oxiteno and some of our subsidiaries against the Brazilian tax authorities contesting the increase in certain taxes introduced by Law 9,718 of November 28, 1998. We obtained injunctions to pay contributions to PIS and COFINS without the changes introduced by Law 9,718 of November 28, 1998 in its original version. The ongoing questioning refers to the levy of these taxes on sources of income other than revenues. In 2005, the STF decided the question in favor of the taxpayer. Although it has set a precedent, the effect of this decision does not automatically apply to all companies, since they must await judgment of their own legal lawsuits. The company has other subsidiaries whose lawsuits have not yet been adjudicated in the amount of R$34.2 million, net of attorney’s fees. On October 7, 2005, Ultragaz’s subsidiaries, Cia Ultragaz and Bahiana filed for and obtained an injunction to support the offset of PIS and COFINS credits against other federal taxes administered by the Federal Revenue Service (SRF), notably corporate income tax and social contribution taxes. According to the injunction, the subsidiaries had made escrow deposits for these debits in the amount of R$135.8 million as of December 31, 2009 and recognized a corresponding liability for this purpose.

Our subsidiaries Cia Ultragaz, Utingás, Tequimar, Transultra and Ultracargo filed a request for injunction for the full and immediate use of supplementary monetary adjustment based on the Consumer Price Index (IPC)/National Treasury Bonds (BTN) for 1990 (Law No. 8.200/91). Reserves for potential losses on these proceedings have been recorded in the amount of R$15.4 million as of December 31, 2009.

The Company and its subsidiaries maintain reserves for PIS and COFINS, calculated on the basis of interest on capital. The total amount accrued as of December 31, 2009 was R$21.7 million.

The subsidiaries Oxiteno, Oxiteno Nordeste, Cia Ultragaz, Transultra, RPR, Tropical, EMCA and IPP filed for an injunction seeking the deduction of ICMS from their PIS and COFINS tax bases. Oxiteno Nordeste and IPP received an injunction and are paying the amounts into judicial deposits, as well as recording the respective provision in the amount of R$43.6 million as of December 31, 2009. The other subsidiaries did not obtain an injunction and are awaiting the judgment of these lawsuits.

The company and some of its subsidiaries filed a request for an injunction seeking not to be subject to the legislation that restricted the offset of corporate income tax (IRPJ) and social contribution (CSLL) tax loss carryforwards computed through December 31, 1994 to 30% of income for the year. As a result of the Supreme Court’s ruling and based on the opinion of our legal counsel, a provision was recorded in the amount of R$7.0 million as of December 31, 2009. IPP has a declaratory action questioning the constitutionality of Law No. 9,316/96, which denied the deduction of the CSLL from the IRPJ calculation basis. This action had its application denied at lower court levels, and IPP is awaiting the judgment of the appeal made to the STF. As a result of the decisions issued, the subsidiary has made judicial deposits and recorded a provision for this contingency amounting to R$12.5 million as of December 31, 2009.

Based on the favorable jurisprudence and the opinion of its legal counsel, the subsidiaries Oxiteno Nordeste and Oxiteno S.A. filed lawsuits to obtain exclusion of export revenues from the tax base for CSLL. The injunction was granted to Oxiteno Nordeste and the subsidiary is making judicial deposits of the amounts in discussion, as well as provisioning the corresponding contingency in the amount of R$902 thousand; the subsidiary Oxiteno S.A. awaits judgment of appeal against the sentence which denied the requested injunction, and is still normally paying the CSLL.

Regarding IPP/RPR, the main provisions for contingencies are related to: (a) ownership of the credit for the difference between the value that was the basis for the retention tax and the amount in sales to final consumers, resulting in excessive retention of ICMS by the refinery (R$50.3 million), (b) delinquency notice for interstate sales of fuel to industrial customers without collection of ICMS, due to the interpretation of Article 2 of the LC 87/96 (R$40.6 million), (c) requirement of the reversal of ICMS credits in the State of Minas Gerais, in the interstate sales, made under Article 33 of the ICMS Convention 66/88, which allowed the maintenance of the credits and was suspended by an injunction granted by the STF (R$39.2 million), (d) requirement of ICMS-ST on interstate sales from the distributors to final consumers due to the exemption under the duration of the Conventions ICMS 105/92 and 112/93 (R$17.7 million) (e) assessments for deduction of unconditional discounts of the tax basis for ICMS due to tax substitution, in the state of Minas Gerais (R$16.8 million), (f) delinquency notice resulting from not collecting ICMS in the States due to errors or lack of interstate operations reports, contemplated by Convention ICMS 54/02, that allows the transfer of ICMS to the state where the fuel was consumed (R$3.8 million), and (g) requirement for the reversal of ICMS credits on transportation services, as a result of the freight be reimbursed by the DNC (currently ANP) (R$8.9 million).

The main tax claims of IPP considered as a possible risk of loss, and based on this opinion, have not been recorded in the financial statements, refer to ICMS and are related to: (a) lack of retention of ICMS-ST in the sale of petroleum products to customers who held decisions against the tax substitution (R$101.8 million), (b) the required proportional reversal of ICMS credits recorded on the purchase of hydrous ethanol in amounts higher than its sales prices, as a result of the transfer the subsidy to ethanol producers made by distributors, further reimbursed by the NDC (R$69.7 million), (c) the required reversal of a credit on the difference between the amount in which the tax retention was based and the amounts actually charged on sales to final consumers (R$39.2 million), (d) assessments for alleged non-payment of taxes (R$47.0 million), (e) requirement by SEFAZ RJ for the reversal of ICMS credits on purchases of basic oils, due to the subsequent tax-free sales of finished lubricant (R$34.7 million), (f) delinquency notice on interstate sales of fuel for industrial customer without ICMS, following the interpretation of Article 2 of LC 87/96 (R$14.6 million), (g) records of notices in Ourinhos/SP for the return of ethanol loan made with deferred tax (R$18.4 million), (h) assessments in the State of Rio de Janeiro demanding the reversal of ICMS credits on interstate sales made under Article 33 of the ICMS Convention 66/88, which allowed the use of the credit and was suspended by an injunction granted by STF (R$14.2 million), (i) ICMS credits taken in the invoices of bills considered inadequate, though the understanding of the STJ is that it is possible to take credit for the buyer even if there is defect in the document of the seller (R$15.0 million), (j) records of notices issued on improper calculation of the base of ICMS, since it was not included in the basis to calculate the value of the tax itself in interstate operations with petroleum products for final consumers (R$12.8 million), (k) reversal of ICMS credits on the freight contracted to transport fuels, as this operation is not taxed (R$12.4 million) and (l) assessments arising from surplus or shortage of inventory, due to differences in temperature or handling the product in which it is believed to have its input or output without the corresponding issue (R$10.1 million).

In addition, the subsidiary IPP has infraction of the non-approval of set-off of IPI credits appropriate under purchase of raw materials taxed whose sales were under the protection of immunity. The non-recorded amount of contingency, updated as of December 31, 2009, is R$53.3 million. IPP also has legal lawsuits to guarantee the compensation of overpaid PIS values before the declaration of unconstitutionality of Decrees 2,445/88 and 2,449/88, being the non-recorded amount updated R$98.6 million as of December 31, 2009.

The table below summarizes our provisions related to legal proceedings as of December 31, 2009, 2008 and 2007:

	2009	2008	2007
	(in millions of reais)
Income and social contribution taxes	182.1	143.6	105.6
PIS and COFINS on other gains	68.0	48.8	33.6
ICMS	192.6	62.7	61.1
Other	56.3	29.0	22.7
(-) Escrow deposits	(204.3)	(148.1)	(96.1)

Total	294.7	136.0	126.9

Ultrapar and its subsidiaries have other pending administrative and legal proceedings which were estimated by their legal counsel as possible and/or remote risk, and the related potential losses were not provided for by Ultrapar and its subsidiaries based on these opinions. Ultrapar and its subsidiaries also have litigations for recovery of taxes and contributions, which were not recorded in the financial statements due to their contingent nature.

Antitrust matters

Ultragaz in Minas Gerais. The subsidiary Cia Ultragaz is party to an administrative proceeding at the CADE (Conselho Administrativo de Defesa Econômica), the Brazilian antitrust authority, in which it has been accused of engaging in anti-competitive practices in the State of Minas Gerais in 2001. Recently, the CADE entered a decision against Cia Ultragaz imposing a penalty of R$23.1 million. The imposition of the administrative decision was suspended by court order and the merits are being reviewed in court. Based on the above elements and on the opinion of its legal counsel, the subsidiary did not record a provision to this contingency.

Acquisition of Ipiranga Group. In July 2008, CADE approved the acquisition of the Southern Distribution Business by Ultrapar and on December 17, 2008 approved the acquisition of the Northern Distribution Business by Petrobras.

Acquisition of União Terminais. On September 21, 2009, the Secretariat of Economic Monitoring of the Ministry of Finance (SEAE/MF) issued a favorable opinion with respect to our acquisition of União Terminais, suggesting the possible unrestricted approval of the operation. This was followed by an opinion from both the Brazilian Secretary for Economic Rights and the attorney of CADE, issued on November 4, 2009, that also recommended the unrestricted approval of the operation. On June 23, 2010, CADE approved the acquisition of União Terminais.

Acquisition of Texaco. On March 3, 2010, SEAE/MF issued a favorable opinion on the acquisition of Texaco suggesting the approval of the transaction, recommending however the transfer of only one reseller fuel supply contract in each of 9 municipalities in the South and Southeast regions of Brazil, where Ipiranga became the sole distributor in such municipalities after the acquisition. Such notice was followed by an opinion from the Secretariat of Economic Law of the Ministry of Justice and from the Attorney-General of CADE, issued on March 8, 2010, and April 27, 2010, respectively, that also followed SEAE/MF’s recommendations. The consideration of the case by CADE has not yet taken place.

Acquisition of the assets of Puma. On May 12, 2010, SEAE/MF issued a favorable opinion on the acquisition of the storage terminal for liquid bulk from Puma, suggesting the unrestricted approval of the transaction, followed by an opinion from the Brazilian Secretary for Economic Rights, issued on May 25, 2010, that also recommended the unrestricted approval of the transaction. The notices were preceded to the consideration of the CADE plenary, whose decision is expected to occur soon.

Sale of in-house logistics, solid bulk storage and road transportation businesses. The sale of the in-house logistics, solid bulk storage and road transportation businesses from Tequimar and Transultra to Aqces Logística Internacional Ltda. was duly submitted to the relevant antitrust authorities on April 22, 2010. On May 4, 2010, on a summary proceeding basis, SEAE/MF issued a favorable opinion on the sale of such businesses suggesting the unrestricted approval of the transaction. On June 9, 2010, CADE approved the transaction.

B. Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on The New York Stock Exchange, in U.S. dollars, and the preferred shares on the São Paulo Stock Exchange, in reais:

	New York Stock Exchange			São Paulo Stock Exchange
	High	Low	Volume(1)	High	Low	Volume(1)
	(in US$ per ADS)			(in reais per preferred share)
Year ended
December 31, 2005	19.01	13.53	57,368	48.60	31.70	79,784
December 31, 2006	23.27	13.93	57,658	49.66	31.77	64,070
December 31, 2007	41.72	22.95	73,433	75.40	49.29	119,318
December 31, 2008	40.50	14.92	117,105	67.20	32.79	360,195
December 31, 2009	50.50	21.39	91,972	84.77	50.85	321,048

	New York Stock Exchange			São Paulo Stock Exchange
	High	Low	Volume(1)	High	Low	Volume(1)
	(in US$ per ADS)			(in reais per preferred share)
Year ended December 31, 2008
First quarter	38.95	31.28	114,010	65.40	54.41	409,033
Second quarter	40.50	33.57	95,167	67.20	57.33	305,240
Third quarter	38.43	24.42	105,599	60.50	47.50	340,591
Fourth quarter	26.58	14.92	153,501	52.83	32.79	388,440

Year ended December 31, 2009
First quarter	25.67	21.39	124,180	59.85	50.85	309,980
Second quarter	34.96	24.30	75,148	66.00	55.39	343,928
Third quarter	40.99	30.30	71,827	74.15	61.00	334,773
Fourth quarter	50.50	39.05	97,979	84.77	70.13	294.400

Quarter ended March 31, 2010
First quarter	49.75	42.52	85,701	87.45	79.47	301,060

Month ended
December 31, 2009	50.50	46.21	81,245	83.99	80.11	296,980
January 31, 2010	49.75	43.93	79,462	84.40	81.50	311,611
February 28, 2010	45.46	42.52	102,864	83.70	79.47	342,450
March 31, 2010	49.60	45.03	76,676	87.45	80.80	259,952
April 30, 2010	48.97	46.07	65,708	86.55	81.00	361,635
May 31, 2010	47.73	41.88	111,587	83.85	78.00	453,419
June 30, 2010 (through June 25)	49.13	43.67	70,329	87.58	81.55	280,972

(1)	Average daily trading volume.

The prices and volumes are retroactively adjusted for the reverse stock split described under “Item 4.A. Information on the Company — History and Development of the Company”.

B. Plan of Distribution

Not applicable.

C. Markets

Our preferred shares are listed on the São Paulo Stock Exchange under the ticker symbol “UGPA4” and the ADSs are listed on the New York Stock Exchange under the symbol “UGP”.

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

C. Material Contracts

US$60 million 9% Ultragaz Notes

In June 1997, Ultragaz issued US$60 million in notes (the “Original Notes”) maturing in 2005. In June 2005, maturity was extended to June 2020, with put/call options in June 2008 that were not exercised by Ultragaz or note holders.

In June 2005, Oxiteno’s subsidiary Oxiteno Overseas Corp., or Oxiteno Overseas, acquired the full amount of Original Notes issued by Ultragaz, with funds from a syndicated loan in the amount of US$60 million with maturity in June 2008 and interest rate of 5.05% per year. The syndicated loan was guaranteed by Ultrapar and the subsidiary Oxiteno.

In April 2006, Oxiteno Overseas sold the Original Notes issued by Ultragaz to a financial institution. Simultaneously, the subsidiary acquired from that financial institution notes linked to the Original Notes (“Linked Notes”), thus obtaining an additional return on this investment.

In June 2008, the syndicated loan was renewed under the same conditions, at an interest rate of LIBOR plus 1.25% per annum. See “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness”.

On December 23, 2009 the subsidiary Oxiteno Overseas sold the Linked Notes to the financial institution and repurchased the Original Notes.

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

Ultra S.A. shareholders agreement

On December 3, 2009, the shareholders of Ultra S.A. entered into the 2009 Shareholders’ Agreement replacing the shareholders’ agreement entered into on September 22, 2004. The terms and conditions of the 2009 Shareholders’ Agreement are substantially the same as those of the previous agreement, which sought to ensure the continuation of the controlling shareholder block upon the contemplated dissolution and distribution of Ultra S.A. shares held by its shareholders, Igel Participações S.A. and Avaré Participações S.A. The 2009 Shareholders’ Agreement has a two-year term, starting on December 3, 2009. For information regarding the shareholders’ agreements, see “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders — Shareholders’ Agreements”.

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

•

bear interest commencing the date of issue at 7.25% per annum on the outstanding principal amount, payable semiannually on each June 20 and December 20 of each year, commencing June 20, 2006 to holders of record on June 5 or December 5 immediately preceding the respective interest payment date; and

•	bear interest on overdue principal, and pay interest on overdue interest, at 1% per annum higher than the per annum rate set forth on the cover of the offering memorandum for the notes.

The notes will be redeemable at the option of LPG International Inc. at any time or from time to time prior to their maturity, upon no more than 60 and not less than 30 days’ notice to the note holders by mail. LPG International Inc. may redeem the notes either as a whole or in part at a redemption price equal to the greater of (i) 100% of the principal amount of the notes being redeemed and (ii) the sum of the present values of each remaining scheduled payment of principal and interest thereon (exclusive of any such interest accrued to the date of redemption) discounted (for purposes of determining present value) to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 50 basis points, plus accrued interest thereon to the date of redemption.

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

The holders of the notes and the guarantees had the benefit of registration rights pursuant to a Registration Rights Agreement dated as of December 20, 2005, under which the notes and the guarantees would be required to be exchanged for notes and guarantees identical in terms to the original notes and guarantees except for restrictions on transfer, in a transaction registered with the Securities and Exchange Commission, prior to September 30, 2006.

The registration statement for the notes was filed on May 15, 2006 and was declared effective by the U.S. Securities and Exchange Commission on May 23, 2006. Ultrapar carried out an exchange offer for its outstanding US$250,000,000 7.25% Notes due 2015, issued on December 20, 2005, which expired at 5:00 p.m. New York City time on June 22, 2006. At the close of the exchange offer, LPG International, Ultrapar and Oxiteno were advised by the exchange agent that an aggregate amount of US$246,000,000 of the old notes had been tendered in exchange for an equivalent amount of new notes. All old notes tendered in exchange for new notes have been accepted and new notes have been issued to the tendering holders of such old notes under identical terms and conditions of the old notes. The remaining outstanding aggregate amount of old notes is US$4,000,000.

Sale and Purchase Agreement Related to the Acquisition of União Terminais

On June 6, 2008, Ultrapar, through its subsidiary Tequimar, entered into a sale and purchase agreement which sets forth the conditions for the acquisition of 100% of the shares of União Terminais formerly held by Unipar (“SPA União Terminais”). See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of União Terminais”. See “Exhibit 4.8 — Share Purchase Agreement between Ultrapar Participações S.A.’s subsidiary Terminal Químico de Aratu S.A. and Unipar, dated June 6, 2008, including Amendment dated September 22, 2008”, incorporated by reference to Exhibit 4.8 to Form 20-F filed on June 29, 2009.

Sale and Purchase Agreement Related to the Acquisition of Texaco

On August 8, 2008, Ultrapar, through its subsidiary SBP, entered into a sale and purchase agreement which sets forth the conditions for the acquisition of 100% of the shares of CBL and Galena formerly held by Chevron. In March 2009, Ultrapar closed the acquisition. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Texaco” and the “Securities Purchase Agreement entered into by and among Chevron, CBL, Galena and SBP, dated August 14, 2008, including the Amendment nr 1 to the Securities Purchase Agreement entered into by and among Chevron, CBL, Galena and SBP, dated March 30, 2009”, incorporated by reference to Exhibits 4.9 and 4.10 to Form 20-F filed on June 29, 2009.

BNDES

In August 2006, our subsidiaries signed a revolving line of credit agreement with BNDES (Brazilian National Development Bank) in the total amount of R$728 million to finance investments over the next 5 years, starting in 2006. In December 2008, an additional R$1.2 billion credit limit was agreed to BNDES, including new beneficiaries (IPP and its subsidiaries). On December 31, 2009, the amount being used by the subsidiaries was R$537 million.

The loans under this credit agreement bear an annual interest of TJLP plus an additional rate that varies according to each subsidiary. The credit line agreement contains certain financial ratio covenants and limits on permitted usages of the borrowed amounts (which are limited to certain fixed asset and working capital expenditures). In addition, Ultrapar may retire the debt prior to the maturity date, but will be subject to the payment of certain premiums.

Debentures

In June 2009, Ultrapar completed its third issuance of unsecured debentures in Brazil, for a total amount of R$1.2 billion for a three-year term at a cost of 100% of the CDI +3.0% per annum. The proceeds from this issuance were used to redeem the promissory notes issued by Ultrapar in December 2008.

The debentures are single tranche, unsecured, unsubordinated, non-convertible obligations of Ultrapar, ranking equally in right of payment with all existing and future unsecured, unsubordinated obligations of Ultrapar. The debentures are redeemable at the option of Ultrapar at any time or from time to time prior to their maturity, upon 48 hours notice to its holders and contain acceleration clauses for change of control of Ultrapar and for failure to make required interest and principal payments, among others. As of December 31, 2009, the outstanding amount of the debentures was R$1,188 million.

In December 2009, Ultrapar amended certain terms and conditions of its third issuance of unsecured debentures, in the amount of R$1.2 billion, with the approval of the holder of 100% of the debentures. The remuneration of the debentures was reduced to 108.5% of the CDI and its maturity date was extended to December 2012. For more information on our debentures, see “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness”.

R$900 million loan with Banco do Brasil

In June 2010, Ultrapar entered into a series of the three loan agreements with Banco do Brasil through IPP in the total amount of R$900 million, maturing in May 2013, 2014 and 2015. The loans bear an average 12% per year fixed interest rate with the entire principal due at the maturity dates. The loan agreements contain certain financial penalties for failure to make required payments, limits on permitted usages of the borrowed amounts (which are linked to certain agricultural products expenditures) and loan acceleration clauses. In addition, these agreements contain cross default clauses, requiring the principal and accrued interest to be paid in full for certain events. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments”.

Other material contracts are described in other sections of this report

For information regarding the acquisition of Shell Gás, see “Item 4.A. Information on the Company — History and Development of the Company”. For information regarding our contract with Braskem and Quattor Química relating to the supply of ethylene, see “Item 4.B. Information on the Company — Business Overview — Petrochemicals and Chemicals — Oxiteno — Raw materials” and “Item 5.F. Operating and Financial Review and Prospects — Tabular Disclosure of Contractual Obligations”.

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

Securities and other financial assets held by non-Brazilian investors pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or through organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will. See “Item 10.E. Additional Information — Taxation — Brazilian Tax Consequences”.

Foreign investors must be registered with the Brazilian internal revenue service (“Receita Federal”) pursuant to the Nominative Instruction 1,005, dated as of February 2, 2010. This registration process is undertaken by the investor’s legal representative in Brazil.

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

This summary is based upon tax laws of Brazil and the United States as of the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. Investors who hold our shares and ADSs should consult their own tax advisors as to the Brazilian, United States or other tax considerations relating to the ownership and disposition of preferred shares or ADSs, including, in particular, the effect of any non U.S., state or local tax laws.

The tax considerations described below do not take into account the effects of a possible future income tax treaty between Brazil and the United States. We cannot assure you as to whether or when an income tax treaty will enter into force or how it will affect U.S. Holders (as defined below) of our preferred shares or ADSs.

This summary does not address any tax issues that affect solely the company, such as deductibility of expenses.

Brazilian Tax Consequences

General. The following discussion summarizes the main Brazilian tax considerations relating to the ownership and disposal of our preferred shares or ADSs, as the case may be, by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and, in the case of preferred shares, has registered its investment in such securities with the Central Bank as a direct investment (in each case, a “Non-Brazilian Holder”). The following discussion does not address all of the Brazilian tax considerations applicable to any particular Non-Brazilian Holder. Therefore, each Non-Brazilian Holder should consult his or her own tax advisors concerning the Brazilian tax considerations relating to an investment in our preferred shares or ADSs.

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

Payments of interest on capital. Law No. 9,249, dated as of December 26, 1995, as amended, permits Brazilian corporations to make distributions to shareholders of interest on net equity, or interest attributed to shareholders’ equity. These distributions may be paid in cash. Such payments represent a deductible expense from the payor’s corporate income tax and social contribution tax basis. This interest is limited to the daily pro rata variation of the Federal Government’s long-term interest rate, as determined by the Central Bank from time to time, and cannot exceed the greater of:

•

50% of net income (after the social contribution on net profits and before the provision for corporate income tax, and the amounts attributable to shareholders as interest on net equity) for the fiscal year; or

•	50% of the sum of retained profits and profits reserves.

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

Any other gains realized on the disposal of preferred shares that are sold on the Brazilian stock exchange or on the organized over-the-counter market:

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

Gains on the exchange of ADS for preferred shares

Although there is no clear regulatory guidance, the exchange of ADSs for preferred shares should not be subject to Brazilian tax. Non-Brazilian Holders may exchange their ADSs for the underlying preferred shares, sell the preferred shares on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days from the date of exchange (in reliance on the depositary’s electronic registration). For further information, see “Item 10. Additional Information — Taxation — Brazilian Tax Consequences - Taxation of Bonds and Securities Transactions (IOF/Bonds)”. Our understanding is that the exchange of ADSs for the underlying preferred shares and sale of preferred shares within the period mentioned above by a Non-Brazilian Holder that (i) is a Registered Holder and (ii) is not a Tax Haven Holder should not be subject to the withholding income tax.

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

Taxation of Foreign Exchange Transactions (IOF/Exchange). IOF/Exchange is imposed on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Currently, the IOF/Exchange rate for almost all foreign currency exchange transactions is 0.38%. In the case of the settlement of foreign exchange transactions for the flow of capital into the country, made by foreign investors, for transactions in the financial and capital markets, the applicable rate is 2%. The Brazilian Federal Government is permitted to increase the rate at any time, up to 25%. However, any increase in rates only applies to future transactions.

Taxation of Bonds and Securities Transactions: (IOF/Bonds). Law No. 8,894, dated as of June 21, 1994, created the IOF/Bonds, which may be imposed on any transaction involving bonds and securities, even if the transaction includes Brazilian stock, futures or commodities exchange. The rate of IOF/Bonds with respect to transactions of preferred shares is currently zero. Regarding the ADSs, under the Decree nr 7,011, from November 18, 2009 which amended the Decree nr 6,306, from December 14, 2007, the transfer of shares listed on the Brazilian stock exchange, with the specific purpose of guaranteeing the issuance of depositary receipts in the foreign market, is subject to a 1.5% IOF/bonds rate. The executive branch may increase the rate up to 1.5% per day during the terms of the securities, but only with respect to future transactions relating to preferred shares or ADSs.

Other Brazilian Taxes. Some Brazilian states impose gift and inheritance tax on gifts or bequests made by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred shares or ADSs.

U.S. Federal Income Tax Considerations

The following is a discussion of certain material U.S. federal income tax considerations relating to the ownership and disposition of our preferred shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to U.S. Holders (as defined below) of our preferred shares or ADSs. The discussion applies only to a U.S. Holder (as defined below) that holds our preferred shares or Ads as capital assets for U.S. federal income tax purposes and does not address all the U.S. federal income tax considerations that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, such as dealers and traders in securities or currencies, certain financial institutions, insurance companies, tax-exempt entities, real estate investment trusts, regulated investment companies, persons owning, directly, indirectly or constructively, 10% or more of our voting shares for U.S. federal income tax purposes, persons holding our preferred shares or ADSs as part of a hedging transaction, wash sale, straddle, conversion transaction or other integrated transaction for U.S. federal income tax purposes, persons entering into a “constructive sale” with respect to our preferred shares or ADSs for U.S. federal income tax purposes, persons that have a functional currency for U.S. federal income tax purposes other than the U.S. dollar, persons liable for the alternative minimum tax, certain former citizens or long-term residents of the United States, persons who acquired our preferred shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation, or persons holding our preferred shares or ADSs in connection with a trade or business conducted outside the United States.

Moreover, this description does not address the U.S. federal estate and gift tax or alternative minimum tax considerations relating to the ownership or disposition of our preferred shares or ADSs. U.S. Holders should consult their tax advisor with respect to the U.S. federal, state, local and non-U.S. tax considerations relating to the acquisition, ownership and disposition of our preferred shares or ADSs.

This discussion is based on the Internal Revenue Code of 1986, as amended (“the Code”), administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury regulations, in each case as in effect and available on the date hereof. All of the foregoing are subject to change, or differing interpretations, which could affect the U.S. federal income tax considerations described herein. In addition, this discussion assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement and any other related document will be performed in accordance with its terms.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our preferred shares or ADSs that is for U.S. federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust, if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes, or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust. For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of our preferred shares or ADSs who is not a U.S. Holder, but who is, for U.S. federal income tax purposes, a nonresident alien, a corporation, estate, or trust.

If a partnership, or any other entity or arrangement treated as a partnership for U.S. federal tax income tax purposes, holds preferred shares or ADSs, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and on the activities of the partnership. Partnerships holding preferred shares or ADSs and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of owning and disposing of the preferred shares or ADSs.

U.S. Holders should consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax considerations arising under the law concerning the overall tax consequences to you, including the consequences arising under the laws of any non-U.S., state and local tax jurisdiction.

Ownership of ADSs in general

In general, U.S. Holders of ADSs will be treated for U.S. federal income tax purposes as owners of the preferred shares underlying the ADSs. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs or exchanges the underlying shares represented by those ADSs for ADSs.

The U.S. Treasury has expressed concerns that parties to whom ADSs are released prior to delivery of shares to the depositary (a “pre-release”) may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Accordingly, the creditability of Brazilian taxes, as described below, could be affected by actions that may be taken by the parties to whom ADSs are pre-released.

Taxation of distributions.

Subject to the discussion below under “— Passive foreign investment company”, the gross amount of any distributions made to a U.S. Holder on preferred shares or ADSs, before reduction for any Brazilian taxes, including withholding taxes attributable to interest on equity, will be includable as ordinary dividend income on the day on which the dividends are actually or constructively received by a U.S. Holder to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A distribution in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted basis in the preferred shares or ADSs and as a capital gain to the extent it exceeds the U.S. Holder’s basis. We do not maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, U.S. Holders should expect that distributions by us will generally be treated as dividends to U.S. Holders for U.S. federal income tax purposes.

Subject to applicable limitations, under current law, dividends paid to non-corporate U.S. Holders may be eligible for the preferential tax rate currently applicable to certain “qualified dividend income” received by individuals, and dividends paid to corporate U.S. Holders will not be eligible for the dividends-received-deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Dividends paid to U.S. Holders in reais will be includable in income in a U.S. dollar amount based on the exchange rate in effect on the date of actual or constructive receipt whether or not converted into U.S. dollars at that time. If dividends received in reais are converted into U.S. dollars on the day they are actually or constructively received, the U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. Assuming the payment is not converted at that time, the U.S. Holder will have a tax basis in reais equal to that U.S. dollar amount, which will be used to measure gain or loss from subsequent changes in exchange rates. Any gain or loss that a U.S. Holder recognizes on a subsequent conversion of reais into U.S. dollars (or other disposition) generally will be U.S. source ordinary income or loss.

Dividends on our preferred shares or ADSs received by a U.S. Holder will generally be treated as foreign source income for U.S. foreign tax credit purposes. Subject to certain conditions and limitations under U.S. federal income tax law concerning credits or deductions for non-U.S. taxes and certain exceptions for short-term and hedged positions, a Brazilian withholding tax imposed on dividends would be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or at a U.S. Holder’s election may be deducted in computing taxable income if the U.S. Holder has elected to deduct all foreign income taxes for the taxable year). The limitation on non-U.S. taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific “baskets” of income. The rules with respect to foreign tax credits are complex and U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances. Instead of claiming a credit, a U.S. Holder may, at its election, deduct such otherwise creditable Brazilian taxes in computing its taxable income, subject to generally applicable limitations under the Code and the Treasury regulations promulgated thereunder.

Subject to the discussion below under “Information reporting and backup withholding requirements,” a Non-U.S. Holder of our preferred shares or ADSs will not be subject to U.S. federal income or withholding tax on dividends received on our preferred shares or ADSs, unless such income is effectively connected with the conduct by such Non-U.S. holder of a trade or business in the United States.

Taxation of sale, exchange or disposition of preferred shares or ADSs.

Subject to the discussion below under “— Passive foreign investment company”, a U.S. Holder will generally recognize gain or loss on the sale, exchange or other disposition of a preferred share or ADS equal to the difference between the amount realized (including the gross amount of the proceeds before the reduction of any Brazilian tax) on such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in the preferred share or ADS. The initial tax basis of preferred shares or ADSs to a U.S. Holder will be the purchase price determined on the date of purchase. Subject to the discussion below under “— Passive foreign investment company”, such gain or loss will be capital gain or loss. In the case of a non-corporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income if such U.S. Holder’s holding period for the preferred shares or ADSs exceeds one year at the time of the disposition. Gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source gain or loss, as the case may be. The deductibility of capital losses is subject to limitations under the Code.

A U.S. Holder that receives reais upon a sale, exchange or other disposition of our preferred shares or ADSs will realize an amount equal to the U.S. dollar value of the reais on the date of sale, exchange, or other disposition (or in the case of a cash basis taxpayer or, if an election is made, an accrual basis taxpayer, on the settlement date). A U.S. Holder will have a tax basis in the reais received equal to that U.S. dollar amount. Any gain or loss realized by a U.S. Holder on a subsequent conversion of reais into U.S. dollars (or other disposition) generally will be U.S. source ordinary income or loss.

If any gain from the sale or exchange of our preferred shares or ADSs is subject to Brazilian tax, U.S. Holders may not be able to credit such taxes against their U.S. federal income tax liability under the U.S. foreign tax credit limitations of the Code since such gain generally would be U.S. source income, unless such tax can be credited (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. Alternatively, the U.S. Holder may take a deduction for the Brazilian income tax if such holder does not take a credit for any foreign income tax during the taxable year. The rules with respect to foreign tax credits are complex and U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Subject to the discussion below under “Information reporting and backup withholding requirements,” a Non-U.S. Holder of our preferred shares or ADSs will not be subject to U.S. federal income or withholding tax on any gain realized on the sale, exchange or other taxable disposition of such preferred shares or ADSs unless:

•	such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States; or

•

in the case of any gain realized by an individual Non-U.S. Holder, such holder is present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive foreign investment company.

In general, the PFIC rules are designed to eliminate the benefit of deferral of U.S. federal income tax that a U.S. Holder could derive from investing in certain corporations that are organized outside the United States that do not distribute all their earnings on a current basis. A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (i) at least 75 percent of its gross income consists of passive income, such as dividends, interest, rents and royalties, or (ii) at least 50 percent of the average value of its gross assets, by value, is attributable to assets that produce passive income or are held for the production of passive income.

Based on a review of our gross income and assets, the manner in which we currently operates our business, the current market price of our shares, and the current interpretation of the PFIC provisions in the Code, we believe that we were not a PFIC for U.S. federal income tax purposes for our 2009 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be considered a PFIC for the current taxable year or any subsequent taxable year.

If we were a PFIC for any taxable year during which a U.S. Holder held preferred shares or ADSs, a U.S. Holder of preferred shares or ADSs may be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale, exchange or other taxable disposition of, and certain excess distributions with respect to, the preferred shares or ADSs. Distributions received in a taxable year that are greater than 125 percent of the average annual distributions received during the shorter of (i) the three preceding taxable years or (ii) a U.S. Holder’s holding period for the preferred shares or ADSs will be treated as excess distributions. Under these special tax rules: (i) the excess distribution or gain will be allocated ratably to each day in the U.S. Holder’s holding period for the preferred shares or ADSs, (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we are a PFIC, will be treated as ordinary income of the current taxable year, and (iii) the amount allocated to each other taxable year that we were a PFIC will be subject to tax at the highest tax rate applicable to ordinary income for each such earlier taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

U.S. Holders should consult their tax advisors regarding the tax consequences that would arise if we were treated as a PFIC for U.S. federal income tax purposes, and the possibility of making a mark-to-market election in order to alleviate certain of these tax consequences.

Foreign tax credit for Brazilian taxes

Except for Brazilian tax covered in the section “Taxation of distributions”, all other transfer and other taxes covered in the “Brazilian Tax Consequences” section (above) will not be creditable against U.S. federal income taxes, although a U.S. Holder may be entitled to deduct such taxes, subject to applicable limitations under the Code. U.S. Holders should consult their own tax advisors regarding the tax consequences of these Brazilian taxes.

Information reporting and backup withholding requirement.

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (1) the holder is a corporation or other tax exempt recipient or (2) in the case of backup withholding, the holder provides a correct taxpayer identification number and certifies that such holder is not subject to backup withholding.

Backup withholding is not an additional tax. A holder will be entitled to credit any amounts withheld under the backup withholding rules against its U.S. federal income tax liability, provided the required information is timely furnished to the IRS in a timely manner. A holder may generally obtain a refund of any amounts withheld under the backup withholding rules that exceed a holder’s U.S. federal income tax liability by filing a refund claim with the Internal Revenue Service.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Statements contained in this annual report as to the contents of any contract or other document referred to are not necessarily complete, and each of these statements is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit hereto. A copy of the complete annual report including the exhibits and schedules filed herewith may be inspected without charge at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC’s regional offices located at 233 Broadway, New York, N.Y. 10279 and North Western Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 – 2511. Copies of such materials may be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports and other information may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which ADSs are listed. In addition, the SEC maintains a website that contains information filed electronically with the SEC, which can be accessed over the Internet at http://www.sec.gov.

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

We also file financial statements and other periodic reports with the CVM located as Rua Sete de Setembro, 111, Rio de Janeiro, Brazil, 20159-900. In addition the CVM maintains a website that contains information in Portuguese filed electronically with the CVM, which can be accessed over the internet at http:// www.cvm.gov.br.

I. Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The main risks to which Ultrapar is exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by Ultrapar’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by Ultrapar and by their counterparties. These risks are managed through control policies, specific strategies, and establishment of limits.

Ultrapar has a conservative policy for the management of financial resources, instruments and risks approved by its board of directors (the “Financial Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the proper conduct of business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•	Management of financial assets, instruments and financial risks is the responsibility of the financial area, through its treasury, with the assistance of the tax and accounting areas;

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

Currency risk

Most operations of Ultrapar are located in Brazil and, therefore, the reference currency for currency risk management is the real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of Ultrapar and its subsidiaries to changes in exchange rates. Ultrapar considers as its main currency exposures the assets and liabilities in foreign currency and the short-term net sales in foreign currency of Oxiteno.

The subsidiaries of Ultrapar use exchange rate hedging instruments (especially between the real and the U.S. dollar) available in the financial markets to protect their assets, liabilities, receipts and disbursements in foreign currency, in order to reduce the effects of changes in exchange rates on their results and cash flows in reais within the exposure limits set by its financial resources, tools and risks management policy.

Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currency are stated below, translated into reais as of December 31, 2009 and December 31, 2008:

Assets and liabilities in foreign currency

	2009	2008
	(Amounts in millions of reais)
Assets in foreign currency
Financial assets in foreign currency (except for hedging instruments)	231.6	575.0
Foreign trade receivables, net of advances on export contract and provision for potential loss	40.1	52.0
Advances to foreign suppliers, net of accounts payable from imports	43.4	79.1
Investments in foreign subsidiaries	59.8	111.9

	374.9	818.0

Liabilities in foreign currency
Financing in foreign currency	724.8	1,171.4

	724.8	1,171.4

Currency hedging instruments	227.9	242.0
Net long (short) position	(122.0)	(111.4)
Net long (short) position — RPR[1]	87.0
Net long (short) position — Total	(35.0)

(1)	The net long position of RPR reflects the amount of R$126 million of contracted exchange rate swaps primarily to protect future import of oil, net of (i) R$17 million of financing in foreign currency and (ii) R$22 million of suppliers in foreign currency.

Based on the net short position of R$122.0 million in foreign currency shown above, we estimate that a 10% devaluation of the real would produce a financial expense of R$12.2 million, being R$17.7 million in financial expenses (revenue) and R$5.5 million gains recorded in shareholders’ equity.

Sensitivity analysis

Ultrapar and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, Ultrapar analyzes the hedging instrument and the hedged item together, as shown on the charts below. For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the real/U.S. dollar exchange rates at maturity of each swap, projected by U.S. dollar futures contracts quoted on BM&FBovespa as of December 31, 2009. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$2.73 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional devaluation, respectively, of real in the likely scenario. Based on the balances of the hedging instruments and hedged items as of December 31, 2009, the exchange rates were replaced, and the changes between the new balance in Reais and the balance in Reais as of December 31, 2009 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (Likely)	Scenario II	Scenario III
	(Amounts in millions of reais)
Currency swaps receivable in U.S. dollars
(1) U.S. dollar / R$ swaps	U.S. dollar appreciation	93.2	194.2	295.3
(2) Debts in dollars		(93.1)	(194.2)	(295.2)

(1)+(2)	Net Effect	0.1	0.1	0.1

Currency swaps payable in U.S. dollars
(3) U.S. dollar / R$ swaps	U.S. dollar devaluation	(3.4)	(34.4)	(65.3)
(4) Gross margin of Oxiteno		3.4	34.4	65.3

(3)+(4)	Net Effect	—	—	—

NDF exchange (RPR)
(5) NDF Receivables in U.S. dollars	U.S. dollar appreciation	5.7	39.1	72.4
(6) Petroleum imports / FINIMP		(5.7)	(39.1)	(72.4)

(5)+(6)	Net Effect	—	—	—

See Notes 5, 21 and 24(I)(i) to our consolidated financial statements for a discussion of the accounting policies for derivative instruments and information with respect to financial instruments.

Interest Rate Risk

Ultrapar adopts conservative policies for fund raising and use of financial resources and capital cost minimization. The financial investments of Ultrapar are primarily held in transactions linked to the CDI. Fund raising primarily results from financing from BNDES and other development agencies, debentures and funds raised in foreign currency. Ultrapar does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial assets and liabilities at floating rates. See Note 5 and 16 to our consolidated financial statements.

The table below provides information as of December 31, 2009 about our debt obligations in foreign currency and in reais that are subject to variable and fixed rates of interest. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates and interest rates:

				Principal by year of maturity*
Debt	Weighted average interest rate	Fair value	Book value	2010	2011	2012	2013	2014	2015 and thereafter
	(in millions of reais)
U.S. dollar borrowings	5.4%	763.0	727.7	147.0	120.3	10.2	8.0	5.0	437.2
Borrowings indexed to the UMBNDES	8.2%	0.5	0.5	0.5	0.0	0.0	0.0	0.0	0.0
Borrowings indexed to the MX$ + TIIE	1.9%	12.1	12.2	7.1	2.6	1.0	1.0	0.5	0.0
Borrowings indexed to the TJLP	3.5%	1,111.7	1,112.2	178.9	408.6	354.5	86.3	45.4	38.6
Borrowings indexed to the Bs	20.4%	1.0	1.0	0.9	0.1	0.1	0.0	0.0	0.0
Borrowings indexed to the CDI	106.9 of the CDI %	2,358.8	2,360.0	668.5	371.4	1,320.1	0.0	0.0	0.0
Others	8.3%	129.3	129.2	17.4	16.2	16.2	16.0	15.7	47.7

Subtotal		4,376.4	4,342.8	1,020.3	919.2	1,702.0	111.2	66.6	523.5
Unrealized losses (gains) on swaps transactions		39.0	39.0	39.0	—	—	—	—	—

Total		4,415.4	4,381.8	1,059.3	919.2	1,702.0	111.2	66.6	523.5

*	Figures in 2010 include interest accrued until December 31, 2009.

Sensitivity analysis

For the sensitivity analysis of the interest rate hedging instrument, Ultrapar used the future LIBOR curve (BBA – British Banker’s Association) as of December 31, 2009 at maturity of the swap and of the syndicated loan (hedged item), which occurs in 2011, in order to define the likely scenario. Scenarios II and III were estimated with a 25% and 50% deterioration, respectively, in the estimate of the likely LIBOR. Based on the three interest rate scenarios, management estimated the values of its loan and of the hedging instrument by calculating the future cash flows associated with each instrument adopted according to the projected scenarios and adjusting them to present value by the rate in effect on December 31, 2009. The result is stated on the table below:

	Risk	Scenario I (Likely)	Scenario II	Scenario III
	(Amounts in millions of reais)
Interest rate swap in U.S. dollars
(1) LIBOR / fixed rate swap	Increase in LIBOR	1.5	2.0	2.6
(2) LIBOR Debt		(1.5)	(2.0)	(2.6)

(1)+(2)	Net Effect	0.0	0.0	0.0

Credit risk

The financial instruments that would expose Ultrapar and its subsidiaries to credit risks of the counterparty are basically represented by cash and cash equivalents, financial investments and accounts receivable.

Customer credit risk — Such risks are managed by each business unit through specific criteria for acceptance of customers and credit rating and are additionally mitigated by diversification of sales. As of December 31, 2009, the provision for potential loss on their accounts and assets receivables recorded for Ipiranga, Ultragaz, Oxiteno and Ultracargo were R$98.3 million, R$12.7 million, R$2.1 million and R$1.3 million, respectively.

Credit risk of financial institutions — Such risk results from the inability of financial institutions to comply with their financial obligations to Ultrapar and its subsidiaries due to insolvency. Ultrapar and its subsidiaries regularly conducts a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen based on safety and soundness, in order to minimize credit risk of financial institutions. The volumes of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by institution and, therefore, require diversification of counterparty.

Government credit risk — Ultrapar and its subsidiaries have financial investments in federal government bonds of Brazil and countries rated AAA or Aaa by specialized credit rating agencies. The volume of financial investments is subject to maximum limits imposed for each country and, therefore, require diversification of counterparty.

Selection and use of financial instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology of the book value and fair value, and documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of Ultrapar and its subsidiaries are intended to preserve value and liquidity. The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are briefly described above and are the subject of risk management. In accordance with the Policy, Ultrapar and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments or instruments with a margin call are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, Ultrapar and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

The Committee monitors compliance with the risk standards established by the Policy through a risk monitoring map, including the use of hedging instruments, on a monthly basis.

The table below summarizes the position of hedging instruments adopted by the company and its subsidiaries:

	Counterparty	Maturity	Initial notional amounts		Fair value		Amounts payable or receivable for the period (Dec 31, 2009)
Swap contracts			2009	2008	2009	2008	Amount receivable	Amount payable
			US$ million	US$ million	R$ million	R$ million	R$ million	R$ million
a – Exchange rate swaps receivable in U.S. dollars	Bradesco, Citibank, Goldman Sachs, HSBC, Itaú, Santander	Jan 2010 to Dec 2015
Receivables in U.S. dollars			202.8	123.5	350.8	291.6	350.8	—
Payables in CDI interest rate			202.8	123.5	385.5	236.4	—	385.5

Total result			—	—	(34.7)	55.2

b – Exchange rate swaps payable in U.S. dollars	Bradesco, Citibank, Deutsche Itaú, Santander	Jan 2010 to Apr 2010
Receivables in CDI interest rate			69.2	18.3	122.1	44.1	122.1	—
Payables in U.S. dollars			69.2	18.3	118.9	42.9	—	118.9

Total result			—	—	3.2	1.2

c – Interest rate swaps	Itaú	Jun 2011
Receivables in LIBOR interest rate in U.S. dollars			60.0	60.0	100.7	133.8	100.7	—
Payables in fixed interest rate in U.S. dollars			60.0	60.0	104.7	140.5	—	104.7

Total result			—	—	(4.0)	(6.7)

d – NDFs (non-deliverable forwards) – RPR	Banco do Brasil, HSBC	Jan 2010 to Nov 2010
Receivables in U.S. dollars			73.3		125.9		125.9	—
Payables in fixed interest rate in R$			73.3		127.8		—	127.8

Total result			—		(1.9)

Total gross result			—	—	(37.4)	49.7
Income tax			—	—	(1.6)	(11.8)

Total net result			—	—	(39.0)	37.9

The purposes and the receiving or payable rates of each category of hedging instruments included in the table above are described as follows:

a – Exchange rate swaps receivable in U.S. dollars — the purpose of these contracts is to offset the effect of variations in exchange rates over our liabilities in U.S. dollars by converting it into a liability in reais linked to CDI. The table below presents our position in this category of swaps as of December 31, 2009:

	Maturity
Swap	2010	2011 and thereafter
Notional amount of swaps (in millions of reais)(1)	118.1	235.0
Notional amount of swaps (in millions of dollars)	67.8	135.0
Average receiving rate	US$ + 1.58%	US$ + 6.64%
Average payment rate(2)	94.50% of the CDI	123.67% of the CDI

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2009.
(2)	CDI — Interbank Certificate of Deposit Rate.

b – Exchange rate swaps payable in U.S. dollars — the purpose of these contracts is to protect Oxiteno against variations between the exchange rate used to convert the dollar denominated costs of certain products to reais and the exchange rate used to convert the dollar denominated price of such products. The table below presents our position in this category of swaps as of December 31, 2009:

Maturity
Swap	2010
Notional amount of swaps (in millions of reais)(1)	120.5
Notional amount of swaps (in millions of dollars)	69.2
Average receiving rate(2)	77.56% of the CDI
Average payment rate	US$

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2009.
(2)	CDI — Interbank Certificate of Deposit Rate

c – Interest rate swap — the purpose of this contract is to convert the interest rate on a syndicated loan in the principal amount of US$60 million from floating into fixed rate. The table below presents our position on this category of swaps as of December 31, 2009:

Maturity
Swap	2011
Notional amount of swaps (in millions of reais)(1)	104.5
Notional amount of swaps (in millions of dollars)	60.0
Average receiving rate(2)	Libor + 1.25%
Average payment rate	US$ + 4.93%

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2009.
(2)	CDI — Interbank Certificate of Deposit Rate

d – NDFs (Non-deliverable forwards) – RPR — the purpose of this contract is to offset the effects of exchange rate on imports of oil denominated in dollar (US$63.5 million) and on financing denominated in dollar (US$9.8 million) in the subsidiary RPR. The table below presents our position on this category of swaps as of December 31, 2009:

Maturity
Swap	2010
Notional amount of NDFs (in millions of reais)(1)	127.6
Notional amount of NDFs (in millions of dollars)	73.3
Average future U.S. dollar hired(2)	1.8096

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2009.
(2)	Exchange rate in reais per U.S. dollars

All of Ultrapar’s hedging instruments were properly registered with CETIP S.A. (the Brazilian over-the-counter clearing house), except for the interest rate swap, which is an over-the-counter contract governed by ISDA (International Swap Dealers Association, Inc.) executed with the counterparty Banco Itaú BBA S.A. – Nassau Branch.

Ultrapar and its subsidiaries designate as cash flow hedges some hedging instruments for future cash flows. These hedging instruments aim at protecting the cash flows from (i) the risk of fluctuations of the Libor in loans hired and (ii) the risk of exchange rate changes of subsidiary RPR on future imports of oil denominated in U.S. dollars. On December 31, 2009 these hedging instruments amounted to US$123.5 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

In the United States, our preferred shares are traded in the form of ADSs. Each of our ADSs represents one preferred share of Ultrapar, issued by The Bank of New York Mellon, as depositary, pursuant to a deposit agreement, dated July 22, 1999, as amended and restated on May 5, 2005, effective as of October 6, 2005. The depositary’s principal executive office is located at One Wall Street, New York, NY 10286.

Fees and expenses

The following table summarizes the fees and expenses payable by holders of ADRs:

Persons depositing or withdrawing shares must pay:	For

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

(i) Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

(ii) Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

A fee equivalent amount that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities to holders of deposited securities which are distributed by the depositary to ADS registered holders

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	(i) Cable and facsimile transmissions (ii) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

Payment of taxes

The depositary may deduct the amount of any taxes owed from any payments to investors who hold ADSs. It may also sell deposited securities, by public or private sale, to pay any taxes owed. Investors who hold ADSs will remain liable if the proceeds of the sale are not sufficient to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reimbursement of fees

The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse us for our continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of United States federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls.

Reimbursement of fees incurred in 2009

From January 1, 2009 until December 31, 2009, Ultrapar received from the depositary US$54,237, net of withholding taxes, for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

On September 22, 2004, the shareholders of Ultra S.A., a holding company that controls Ultrapar, signed a shareholders’ agreement that was primarily aimed at maintaining the controlling shareholder block in Ultrapar. On December the Ultra S.A. shareholders entered into a new shareholder’s agreement that replaced the previous shareholders’ agreement. The terms and conditions of the 2009 Shareholders’ Agreement are substantially the same as those of the previous agreement. See “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders” and “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders — Shareholders’ Agreement”.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

As of December 31, 2009, under management’s supervision and with its participation, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of our disclosure controls and procedures for the period relating to the information contained in this 20F report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2009 at the reasonable assurance level for the purpose of collecting, analyzing and disclosing the information that we are required to disclose in the reports we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures.

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

Management evaluated the internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO and Chief Financial Officer, or CFO as of December 31, 2009. Management evaluated the effectiveness of our internal control over financial reporting based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. Ultrapar’s management concluded that, as of December 31, 2009, our internal control over financial reporting were adequate and effective, based on those criteria.

Our independent registered public accounting firm, KPMG Auditores Independentes, has issued an attestation report on management’s assessment of our internal controls over financial reporting as of December 31, 2009. The report on the audit of our internal control over financial reporting is included below.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Ultrapar Participações S.A.

We have audited Ultrapar Participações S.A. and its subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Ultrapar Participações S.A. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Ultrapar Participações S.A. and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity, cash flows and value added for the years ended on December 31, 2009, 2008, 2007, and our report dated on June 29, 2010 expressed an unqualified opinion on those consolidated financial statements.

São Paulo, SP - Brazil

June 29, 2010.

/s/ KPMG Auditores Independentes

(d) Changes in Internal Control over Financial Reporting

We have made no change to our internal control over financial reporting for the year ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

In July 2005, our bylaws were revised to provide for the establishment of a permanent fiscal council, which is to be constituted of no less than three and no more than five members and their respective alternate members. The fiscal council is a separate corporate body independent of our management and our external independent registered public accounting firm.

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

Ultrapar has determined that it will not appoint an audit committee financial expert. We believe that more than one of our fiscal council members has the skills, experience and that would qualify them to be an audit committee financial expert, as defined by current SEC rules.

ITEM 16B.	CODE OF ETHICS

In 2004, we established a code of ethics which covered (i) the board of directors; (ii) the whole executive board (including the Chief Executive Officer and the Chief Financial Officer); (iii) the fiscal council of Ultrapar; (iv) the board of directors and executive board of its subsidiaries; and (v) remaining bodies with technical or advisory functions that are directly subordinated to the board of directors, to the executive board or to the fiscal committee of Ultrapar. Our code of ethics was amended on June 17, 2009 to (i) improve certain existing items of the code by including examples of acceptable or unacceptable behavior and clarifying the language to avoid misunderstanding of such items and (ii) improve access to the channel for reporting non-compliance with the code. For the complete amended Code of Ethics please see our 6-K filed on June 19, 2009. The objective of this code is (i) to reduce the subjectivity of personal interpretations of ethical principles; (ii) to be a formal and institutional benchmark for the professional conduct of the employees, including the ethical handling of actual or apparent conflicts of interests, becoming a standard for the internal and external relationship of Ultrapar with its stakeholders, namely: shareholders, clients, employees, partners, suppliers, service providers, labor unions, competitors, society, government and the communities in which it operates; and (iii) to ensure that the daily concerns with efficiency, competitiveness and profitability do not override ethical behavior.

You can obtain a copy of our code of ethics, free of charge, at our website (www.ultra.com.br), or by requesting a copy from the Investor Relations Department (e-mail: invest@ultra.com.br).

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The relationship with our independent auditors in respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the auditor. Our board of directors approves our financial statements, the performance by our auditors of audit and permissible non-audit services, and associated fees, supported by our fiscal council, which acts as an audit committee pursuant to the requirements of the Sarbanes-Oxley Act. See “Item 6.C. Directors, Senior Management and Employees — Board Practices — Fiscal Council and Audit Committee Exemption” for more information about the responsibilities of the fiscal council. Our consolidated financial statements for the years ended December 31, 2009, 2008 and 2007 were audited by the independent registered public accounting firm, KPMG Auditores Independentes, and our consolidated statements for the years ended 2006, 2005 and 2004 were audited by the independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes.

The following table describes the total amount billed to us by KPMG for services performed in 2009 and 2008 and the respective compensation for these services.

	2009	2008
	(in thousands of reais)
Audit Fees	3,288.4	2,997.0
Audit Related Fees	572.0	165.0
Tax Fees	—	—
All Other Fees	—	—
Total Consolidated Audit Fees	3,860.4	3,162.0

“Audit Fees” are the aggregate fees billed by independent registered public accounting firms for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. “Audit-Related Fees” are fees charged by KPMG for assurance and related services. For the year ended December 31, 2009, Ultrapar and its subsidiaries did not contract for any service from their independent auditors that was not directly linked to the auditing of financial statements.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

In July 2005, our bylaws were revised in order to include the establishment of a fiscal council with permanent operations. Our fiscal council also meets the requirements for exemption from audit committee independence pursuant to the requirements of the Sarbanes-Oxley Act. Under Rule 10A-3(c)(3) of the Exchange Act, non-U.S. issuers, such as Ultrapar, are exempt from the audit committee independence requirements of Section 303A of the New York Stock Exchange Listed Company Manual if they establish, according to their local law or regulations, another body that meets certain requirements. See “Item 6.C. Directors, Senior Management and Employees — Board Practices — Fiscal Council and Audit Committee Exemption”.

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

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We did not purchase any preferred share issued by the company in 2009.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNT

During the two-year period ending December 31, 2009, and for the six-month period ending June 30, 2009, no independent accountant engaged as our principal accountant (including all of our significant subsidiaries) has resigned (or has indicated it has declined to continue on as our independent accountant after completion of the current year) or was dismissed.

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

The significant differences between our corporate governance practices and the NYSE corporate governance standards are as follows:

Independence of Directors

NYSE rules require that a majority of the board of directors must consist of independent directors as defined under NYSE rules. Under Brazilian Corporate Law, we are not required to have a majority of independent directors. The Brazilian Corporate Law requires that our directors be elected by our shareholders at a general shareholders meeting. Our current board of directors consists of eight members, of whom five are independent non-executive members and three are shareholders of Ultra S.A., our controlling shareholder. Two of these three non-independent board members were executive officers of Ultrapar until December 2006.

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

Our fiscal council satisfies the requirements of Rule 10A–3(c)(3) of the Exchange Act. Our fiscal council consists of five members and their respective alternate members, and it is a separate corporate body independent from our management. The members of our fiscal council are elected by our shareholders at the annual general shareholders’ meeting for one-year terms and are eligible for reelection. Under the Brazilian Corporate Law, individuals who are members of the board of directors or are executive officers or employees or spouses or relatives of any member of the company’s management are not eligible to serve on the fiscal council.

For more information see “Item 6.C. Directors, Senior Management and Employees — Board Practices — Fiscal Council and Audit Committee Exemption”.

Shareholder Approval of Equity Compensation Plans

NYSE rules require that equity compensation plans for U.S. domestic listed companies be subject to shareholder approval, with limited exceptions. In November 2003, our shareholders approved the Deferred Stock Plan. In accordance with the Deferred Stock Plan, the board of directors determines the eligible participants and the number of shares to which each participant shall have rights. See “Item 6.B. Directors, Senior Management and Employees — Compensation”.

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

Code of Business Conduct and Ethics

NYSE rules require that U.S. domestic listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees. In 2004 we established a code of ethics which was amended on June 17, 2009. For the complete amended code of ethics please see our 6K filed on June 19, 2009. The main objectives of this code is (i) to reduce the subjectivity of personal interpretations of ethical principles and (ii) to be a formal and institutional benchmark for the professional conduct of our employees, including the ethical handling of actual or apparent conflicts of interests, becoming a standard for the internal and external relationship of the company with its stakeholders. See “Item 16.B. — Code of Ethics”.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

We file the following consolidated financial statements together with the reports of independent registered public accountants firms, as part of this annual report:

ITEM 19.	EXHIBITS

We are filing the following documents as part of this Annual Report Form 20F:

1.1	Bylaws of Ultrapar, dated as of April 28, 2008.

2.1	Shareholders’ Agreement dated March 22, 2000 (incorporated by reference to Exhibit 2.1 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

2.2	Indenture in respect of the 1st issue of simple, non-convertible debentures, unsecured and without special privileges, in a single series, for public distribution, dated of February 16, 2005 (incorporated by reference to Item 1 of Form 6-K filed on March 1, 2005).

2.3	Indenture, dated as of December 20, 2005, among LPG International Inc., as Issuer, Ultrapar Participações S.A. and Oxiteno S.A. Indústria e Comércio, as Guarantors, JPMorgan Chase Bank, N.A., as Trustee, Transfer Agent and Registrar, J.P. Morgan Trust Bank LTD., as Principal Payment Agent and J.P. Morgan Bank Luxembourg S.A., as Luxembourg Paying Agent, Luxembourg Transfer Agent and Luxembourg Listing Agent (incorporated by reference to Exhibit 2.2 to Form 20-F of Ultrapar Participações S.A. filed on May 5, 2006).

2.4	Amendment dated as of March 31, 2006 to the Indenture dated as of December 20, 2005 (incorporated by reference to Exhibit 2.3 to Form 20-F of Ultrapar Participações S.A. filed on May 5, 2006).

2.5	Indenture regarding first tranche of the issuance of debentures in Brazil totaling R$675 million in connection with the acquisition of Ipiranga — English Translation (incorporated by reference to Exhibit 2.6 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

2.6	Ipiranga Group Shareholders’ Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Translation (incorporated by reference to Exhibit 2.7 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

2.7	RPR Shareholders Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Translation (incorporated by reference to Exhibit 2.8 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

2.8	Ultrapar Participações S.A. 3rd Public Offering Indenture of Simple Debentures, Non-Convertible, Unsecured and Non-Preferred in a Single Series between Ultrapar Participações S.A. and Pentágono S/A DTVM, dated May 20, 2009 – English Summary.

2.9	First Amendment to Ultrapar Participações S.A. 3rd Public Offering Indenture of Simple Debentures, Non-Convertible, Unsecured and Non-Preferred in a Single Series between Ultrapar Participações S.A. and Pentágono S/A DTVM, dated June 3, 2009 – English Summary.

2.10	Shareholders’ Agreement dated December 3, 2009 (incorporated by reference to Item 2 of Form 6-K of Ultrapar Participações S.A., filed on December 3, 2009).

2.11	Second Amendment to Ultrapar Participações S.A. 3rd Public Offering Indenture of Simple Debentures, Non-Convertible, Unsecured and Non-Preferred in a Single Series between Ultrapar Participações, S.A. and Pentágono S/A DTVM, dated December 4, 2009 – English Summary.

4.1	Share Sale and Purchase Agreement related to the sale and purchase of the entire share capital of Shell Gás (LPG) Brasil S.A. (incorporated by reference to Exhibit 10.2 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005).

4.2	Form of agreement between Ultragaz and independent dealers (incorporated by reference to Exhibit 10.4 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005, as amended).

4.3	Take or pay agreement between Tequimar and CODEBA (incorporated by reference to Exhibit 10.5 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005, as amended).

4.4	The Investment Agreement entered into by and among Ultrapar, Petrobras and Braskem dated March 18, 2007 — English translation, as amended by the Amendment to Investment Agreement entered into by and among Ultrapar, Petrobras and Braskem dated April 18, 2007 — English Summary (incorporated by reference to Exhibit 4.4 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

4.5	Share Purchase Agreement entered into by and among Ultrapar, Petrobras, Braskem and the Key Shareholders of RPR, DPPI and CBPI, dated March 18, 2007 — English Summary (incorporated by reference to Exhibit 4.5 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

4.6	Braskem/Petrobras Asset Security Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Summary (incorporated by reference to Exhibit 4.6 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

4.7	Petrobras Asset Security Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Summary (incorporated by reference to Exhibit 4.7 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

4.8	Ethylene Supply Agreement between Braskem S.A. and Oxiteno Nordeste S.A. Indústria e Comércio, dated June 13, 2008 — English Summary.

4.9	Share Purchase Agreement between Ultrapar Participações S.A.’s subsidiary Terminal Químico de Aratu S.A. and Unipar, dated June 6, 2008, including Amendment dated September 22, 2008 — English Summary (incorporated by reference to Exhibit 4.8 to From 20-F of Ultrapar Participações S.A. filed on June 29, 2009).

4.10	Ethylene Supply Agreement between Petroquímica União S.A. and Oxiteno S.A. Indústria e Comércio, dated August 1, 2008 — English Summary.

4.11	Securities Purchase Agreement entered into by and among Chevron, CBL, Galena and SBP, dated August 14, 2008 (incorporated by reference to Exhibit 4.9 to Form 20-F of Ultrapar Participações S.A. filed on June 29, 2009).

4.12	Revolving Line of Credit Agreement among Banco Nacional de Desenvolvimento Esconômico e Social (BNDES), Companhia Brasileira de Petróleo Ipiranga, Companhia Ultragaz S/A, Oleoquímica Indústria e Comércio de Productos Químicos Ltda, Oxiteno Nordeste S/A Indústria e Comércio, Tequimar — Terminal Químico de Aratu S/A, Tropical Transportes Ipiranga Ltda. and Ultrapar Participações S.A., dated December 16, 2008 — English Summary.

4.13	Amendment No. 1 to Securities Purchase Agreement entered into by and among Chevron, CBL, Galena and SBP, dated March 30, 2009 (incorporated by reference to Exhibit 4.10 to Form 20-F of Ultrapar Participações S.A. filed on June 29, 2009).

4.14	Line of Credit Agreements between Banco do Brasil S.A. and Ipiranga Produtos de Petróleo S.A., each dated June 16, 2010 — English Summary.

6.1	Statement regarding computation of per share earnings (incorporated by reference to Note 24(V)(a) to our consolidated financial statements included in this annual report).

8.1	List of subsidiaries of Ultrapar (incorporated by reference to Note 4 to our consolidated financial statements included in this annual report).

11.1	Code of Ethics, amended on June 17, 2009 (incorporated by reference to Form 6-K of Ultrapar Participações S.A. filed on June 19, 2009).

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Documentation with respect to our corporate restructuring of 2002 (incorporated by reference in Forms 6-K, filed with the SEC on October 15, 2002, November 1, 2002 and December 6, 2002).

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

GLOSSARY OF PETROCHEMICAL INDUSTRY TERMS

Acetates	Chemical substances derived from acetic acid, which are used as solvents in the production of paints and coatings.

Acetic Acid	One of the largest produced organic acids and is used in the production of acetates.

Acrylates	Derivatives from acrylic acid that are used in the plastic industry.

Acrylonitrile	Derivative compounds from propylene having a nitrile group.

Alcohol	Flammable liquid obtained by fermentation of sugary substances, or by synthetics operations.

Alcohol Sulfates	Fatty alcohol-derived sulfates, with surfactant characteristics, mainly used in the production of detergents.

Alkanolamides	Substances produced by reaction of fatty acids with alcanolamines, mainly used as emulsifiers in cosmetic preparation.

Alkyl Benzene	Substance with an aromatic ring and an aliphatic chain.

Aromatics	A major group of organic chemical compounds with a ring shaped carbon chain. Aromatics are derived chiefly from petroleum and coal tar, and used to make a broad range of downstream chemical products.

Butadiene	By-product of the cracking process; used primarily as a feedstock for synthetic rubber, elastomers and fibers.

Butyl Alcohol	An alcohol used primarily in the production of solvents and plasticizers.

Commodity Chemicals	A term applied to chemical substances, which are sold on a generic basis and, unlike specialty chemicals, are not generally manufactured to meet specific end-use performance characteristics.

Condensed Naphthalene	Polymer mainly used as a super-fluidizer and curing agent for cement preparation.

Crackers	First generation companies that thermally breakdown or “crack” ethane, naphtha and gas oil into basic petrochemicals, such as ethylene and propylene.

Dispersants	Class of chemicals whose main property is to maintain the stability of a mixture by preventing particles from settling out of the mixture.

EDC	Ethylene Dichloride, raw material of VCM.

Elastomer	Broad category of “rubber” polymers which may be natural or synthetic, such as natural rubber, nitrile rubber and styrene-butadiene rubbers.

Emulsifiers	A class of chemical generally used to promote the dispersion of materials throughout a solution or mixture.

Ethanol	Flammable liquid obtained by fermentation of sugary substances, largely used as fuel for vehicles.

Ethanolamines	Ethanolamines, comprising mono-, di-, and tri-ethanolamines, are clear, non-flammable, liquids at atmospheric pressure and room temperature conditions, and are produced from ethylene oxide and ammonium.

Ethers	Organic compound with one oxygen atom interpoled between two carbon atoms.

Ethoxylated Alcohol	Produced by reaction of ethylene oxide with alcohols. Ethoxylated alcohols are used mainly as surfactants.

Ethoxylated Alkylphenols	Ethoxylated alkylphenols range from clear liquids to colored solids and is produced by the reaction of ethylene oxide with alkylphenol.

Ethoxylated Fatty Alcohols	Substances produced by reaction of ethylene oxide with fatty alcohols and are used mainly as a raw material for detergent production.

Ethoxylated Fatty Amines	Substances produced by reaction of ethylene oxide with fatty amines and are used mainly as emulsifiers for crop protection chemicals.

Ethoxylated Fatty Esters	Substances produced by reaction of ethylene oxide with hydroxylated fatty esters and are used mainly as emulsifiers in the cosmetic industry.

Ethoxylated Sorbitan Esters	Substances produced by reaction of ethylene oxide with sorbitan esters and are mainly used as food emulsifiers, especially for bakery products.

Ethyl Alcohol	A flammable liquid known as ethanol. It is used as automotive fuel, alone or in mixture with gasoline, and as a solvent in personal care products, such as aftershave lotion and mouthwashes.

Ethylene	A chemical substance, mainly derived from thermal cracking of ethane, gas oil and naphtha, and used to make polyethylene and many organic chemical intermediates, such as ethylene oxide, vinyl chloride, styrene and acetaldehyde.

Ethylene Glycols	Includes mono-, di-, tri- and other ethylene glycols. Mono-ethylene glycol or MEG is a clear, non-flammable, non-volatile liquid at room temperature and atmospheric pressure. Ethylene glycols are produced from ethylene oxide.

Ethylene Oxide	Ethylene oxide is a colorless and highly flammable gas at room temperature and atmospheric pressure and is produced by catalytic partial oxidation of ethylene by oxygen, at high temperature and pressure.

Fatty Alcohols	Fatty alcohols are alcohols derived from fat or vegetable oil (natural fatty alcohol) or petrochemical sources (synthetic fatty alcohol), largely used in the cosmetics and detergents production.

First Generation Company	A petrochemical cracker.

Fuels	Any substance that produces energy in a chemical reaction.

Glycol Ether Acetate	Flammable liquids at room temperature and atmospheric pressure produced by reaction with acetic acid and glycol ether.

Glycols	Alcohols containing two hydroxyl groups.

Glycol Ethers	Substances produced by reaction of ethylene oxide and an alcohol, or methyl, ethyl and butyl alcohol.

Hydraulic Fluids	Mixture of high molecular weight glycols and glycol ethers used as cooling medium and mechanical action transmitters in automotive braking systems.

Lauryl Alcohol	Substance of twelve-carbon fatty alcohol raw material for ethoxylated fatty alcohol, alcohol sulfate and ethoxylated alcohol sulfate production, which are intermediates for detergent production.

Linear Alkyl Benzene (LAB)	Straight chain alkyl benzene used as surfactant intermediate.

Linear Alkyl Sulphonate (LAS)	Straight chain alkyl benzene sulfate used as surfactant intermediate.

Lubricants	Broad class of chemicals which are generally used to provide a film between the moving parts of machines and engines.

Methyl Ethyl Ketone (MEK)	A clear, volatile, flammables liquid at room temperature and atmospheric pressure and is mainly used as a solvent.

Metric Ton	Equal to 1,000 kilograms (2,204.62 pounds).

Naphtha	A by-product of crude oil refining which is used by crackers as feedstock.

Nitrile	Organic compound containing CN group.

Normal Paraffins	Class of aliphatic hydrocarbons with a single carbon chain.

Olefin	Hydrocarbons with double bonds with the general chemical formula CnH2n. Olefins, along with aromatics, are produced mainly in crackers and are regarded as the “building blocks” of the petrochemical industry.

Paraxylene	Organic compound with two methyl radicals in p-position.

PET	Polyethylene terephthalate, a polymer produced by polycondensation of ethylene glycol with either Dimethyl Terephthalate, or therephtalic acid. Used to produce fibers, resins and packaging such as carbonated soft drink bottles (PET bottle grade).

Phosphate Esters	Phosphoric acid derived esters, used primarily as “detergent builders” in powder detergent production.

Polyethylene	Intermediate petrochemical produced by second generation companies from ethylene; used in many plastic applications.

Polyethylene Glycols	Ethylene oxide derived polymers used in many applications, including as fillers, lubricants and viscosity builders.

Polystyrene	Intermediate petrochemical produced by second generation companies from styrene.

Polyvinyl Chloride	Intermediate petrochemical produced by companies from basic petrochemicals.

Propylene	A chemical substance, mainly derived as a co-product with ethylene through the cracking process of gas oil or naphtha, often used to make polypropylene, which is a common plastic.

Rafinate II	A by-product of naphtha cracking mainly composed of butane and used in the production of MEK.

Sec-Butanol	A secondary four-carbon atom alcohol obtained by the hydration of butanes, contained in raffinate II. Sec-butanol is the raw material for methyl-ethyl-ketone production.

Second Generation Company	A producer of intermediate chemical products based largely on raw materials purchased from upstream, first generation companies, also known as crackers.

Softeners	A class of surfactant products mainly used as co-agents in the textile industry and domestic laundries.

Solvents	Chemical compounds, usually in liquid form, capable of dissolving another substance; often used as a medium in which other chemical reactions may take place.

Sorbitan Esters	Substances produced by the reaction of sorbitan with fatty acids used as a raw material for ethoxylated sorbitan esters.

Soybean Oil	Oil from soy beans.

Styrene	Aromatic compound with ethylene group. Monomer of polystyrene.

Specialty Chemicals	Chemicals which are usually produced in smaller quantities than commodity chemicals and which performances are more relevant than the specification.

Stabilizers	Chemicals which are used to prevent chemical degradation of a product or chemical compound.

Sulfonates/Sulfates	Class of sulfur trioxide modified surfactants, used as a raw material for detergent production.

Surfactants	Generally defines a group of chemicals which, when dissolved in a solvent, modify the liquid properties at a liquid/liquid or liquid/solid interface, including increased solubilization, foaming, frothing, emulsification, dispersing or wetting; a major end-use market for surfactants is the detergent market.

TDI	Toluene diisocyanate used as raw material of polyurethane.

Third Generation Company	A producer that transforms intermediate products into end products such as films, piping and containers.

Tons	Metric tons.

VAM	Vinyl acetate monomer. Monomer of PVA — polyvinyl acetate.

VCM	Vinyl chloride monomer.

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

Date: June 30, 2010

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Ultrapar Participações S.A.

We have audited the accompanying consolidated balance sheets of Ultrapar Participações S.A. and its subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity, cash flows and value added for the years ended on December 31, 2009, 2008 and 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ultrapar Participações S.A. and its subsidiaries as of December 31, 2009 and 2008, and the results of their operations, changes in shareholders’ equity, cash flows and value added for the years ended on December 31, 2009, 2008 and 2007, in conformity with generally accepted accounting principles in Brazil.

As discussed in Note 2 to the consolidated financial statements, in 2008, the Company adopted provisions of Law 11,638/07 of December 28, 2007 and Provisional Measure 449/08 of December 3, 2008, promulgated as Law 11,941/09 on May 27, 2009, pursuant to which the Company changed the method of accounting for goodwill beginning in 2009.

Accounting principles generally accepted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is presented in Note 24 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Ultrapar Participações S.A. and its subsidiaries’ internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated on June 29, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG Auditores Independentes

São Paulo, SP - Brazil

June 29, 2010

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2009 AND 2008

(In million of Reais)

	Note	2009	2008
Assets

Current assets
Cash and cash equivalents	5	1,887.5	1,275.1
Financial investments	5	427.5	851.4
Trade accounts receivable	6	1,612.5	1,429.3
Inventories	7	942.2	1,033.7
Recoverable taxes	8	320.2	311.9
Deferred income and social contribution taxes	10.a)	168.8	111.8
Other receivables		35.3	103.6
Prepaid expenses	11	22.8	19.0

Total current assets		5,416.8	5,135.8

Non-current assets
Long-term assets
Financial investments	5	7.2	7.2
Trade accounts receivable	6	338.2	210.1
Related companies	9.a)	7.6	5.6
Deferred income and social contribution taxes	10.a)	472.7	408.7
Recoverable taxes	8	53.2	43.0
Escrow deposits		104.3	56.1
Other receivables		1.5	0.5
Prepaid expenses	11	38.9	24.6

		1,023.6	755.8

Investments
Affiliates	12	12.4	12.9
Others		10.9	21.0
Property, plant and equipment	13 and 16.e)	3,791.3	3,131.5
Intangible assets	14	864.5	594.6
Deferred charges	15	9.8	15.6

		4,688.9	3,775.6

Total non-current assets		5,712.5	4,531.4

Total assets		11,129.3	9,667.2

The accompanying notes are an integral part of these financial statements.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2009 AND 2008

(In million of Reais)

	Note	2009	2008
Liabilities

Current liabilities
Loans and financing	16	1,047.2	1,645.5
Debentures	16.d)	1.4	—
Finance leases	16.e)	10.7	12.6
Trade payables		891.9	614.2
Salaries and related charges		176.5	164.6
Taxes payable		125.5	89.0
Dividends payable	17.f)	170.7	127.0
Income tax and social contribution payable		19.0	17.4
Deferred income and social contribution taxes	10.a)	0.9	14.7
Post-employment benefits	23.b)	12.0	8.8
Provision for contingencies	22.a)	23.0	32.5
Other payables		48.2	21.4

Total current liabilities		2,527.0	2,747.7

Non-current liabilities
Long-term liabilities
Financing	16	2,131.4	2,000.9
Debentures	16.d)	1,186.5	—
Finance leases	16.e)	4.6	12.9
Related companies	9.a)	4.1	4.4
Deferred income and social contribution taxes	10.a)	12.6	18.2
Provision for contingencies	22.a)	271.7	103.5
Post-employment benefits	23.b)	90.0	77.7
Other payables		37.1	13.6

Total non-current liabilities		3,738.0	2,231.2

Shareholders’ equity
Share capital	17.a)	3,696.8	3,696.8
Capital reserve	17.c)	1.3	0.9
Revaluation reserve	17.d)	8.2	10.3
Profit reserves	17.e)	1,268.8	1,078.9
Treasury shares	17.b)	(136.4)	(138.9)
Valuation adjustment	3.c) and 17.g)	(4.1)	(6.2)
Cumulative translation adjustments	3.n) and 17.h)	(5.3)	8.3
Non-controlling interests		35.0	38.2

		4,864.3	4,688.3

Total liabilities and shareholders’ equity		11,129.3	9,667.2

The accompanying notes are an integral part of these financial statements.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(In million of Reais, except net earnings per share)

	Note	2009	2008	2007
GROSS REVENUE FROM SALES AND SERVICES	3.a)	37,851.4	29,536.4	20,841.1
Deductions		(1,735.5)	(1,268.4)	(919.8)

NET REVENUE FROM SALES AND SERVICES		36,115.9	28,268.0	19,921.3
Cost of products and services sold	3.a)	(33,412.0)	(26,152.3)	(18,224.2)

GROSS INCOME		2,703.9	2,115.7	1,697.1

OPERATING INCOME
Selling		(819.6)	(584.2)	(472.6)
General and administrative		(706.8)	(553.0)	(522.2)
Depreciation and amortization		(281.8)	(287.2)	(228.5)
Other net operating income		19.3	22.1	12.3

		(1,788.9)	(1,402.3)	(1,211.0)

OPERATING INCOME BEFORE FINANCIAL INCOME AND OTHER INCOME		915.0	713.4	486.1
Net financial income	20	(278.2)	(168.8)	(119.4)
Other income	18	20.3	11.2	8.8

		(257.9)	(157.6)	(110.6)

INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES, EQUITY IN INCOME OF AFFILIATES AND EMPLOYEES STATUTORY INTEREST		657.1	555.8	375.5

INCOME AND SOCIAL CONTRIBUTION TAXES
Current	10.b)	(182.2)	(204.6)	(207.8)
Deferred charges	10.b)	(25.4)	12.7	86.7
Tax incentives	10.b) and 10.d)	20.6	40.3	35.2

		(187.0)	(151.6)	(85.9)

INCOME BEFORE EQUITY IN INCOME OF AFFILIATES AND EMPLOYEES STATUTORY INTEREST		470.1	404.2	289.6
Equity in income of affiliates	12	0.2	—	0.6
Employees statutory interest		—	(9.4)	(7.3)

NET INCOME FOR THE YEAR		470.3	394.8	282.9

Income attributable to:
Owners of the parent	17.f)	466.7	390.3	181.9
Non-controlling interests		3.6	4.5	101.0
EARNINGS PER SHARE (BASED ON ANNUAL WEIGHTED AVERAGE OF SHARES OUTSTANDING) - R$		3.43	2.87	2.19

The accompanying notes are an integral part of these financial statements.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(In million of Reais, except dividends per share)

				Profit reserves
	Share capital	Capital reserve	Revaluation reserve in subsidiaries	Legal reserve	Retention of profits	Unrealized profits	Retained earnings	Treasury shares	Non-controlling interests	Total
Balance at December 31, 2006	946.0	0.6	13.0	91.0	796.1	96.1	—	(9.3)	33.1	1,966.6
Initial shares of non-controlling interest from Ipiranga	—	—	—	—	—	—	—	—	1,034.5	1,034.5
Capital increase	2,750.8	—	—	—	—	—	—	—	—	2,750.8
Purchase of shares for treasury	—	—	—	—	—	—	—	(25.2)	—	(25.2)
Sale of treasury shares	—	0.3	—	—	—	—	—	0.6	—	0.9
Realization of revaluation reserve	—	—	(1.4)	—		—	1.4	—	—	—
Income tax and social contribution on realization of revaluation reserve of subsidiaries	—	—	—	—	—	—	(0.2)	—	—	(0.2)
Transfer to retained earnings	—	—	—	—	1.2	—	(1.2)	—	—	—
Acquisition of non-controlling interest	—	—	—	—	—	—	—	—	(59.2)	(59.2)
Merger of shares of non-controlling interest from Ipiranga	—	—	—	—	—	—	—	—	(1,073.0)	(1,073.0)
Net income for the year	—	—	—	—	—	—	181.9	—	101.0	282.9
Appropriation of net income:
Legal reserve	—	—	—	9.1	—	—	(9.1)	—	—	—
Proposed dividends payable (R$ 1.78 per share)	—	—	—	—		(96.1)	(144.7)	—	—	(240.8)
Dividends paid	—	—	—	—		—	—	—	(1.6)	(1.6)
Reserve for retention of profits	—	—	—	—	28.1	—	(28.1)	—	—	—

Balance at December 31, 2007	3,696.8	0.9	11.6	100.1	825.4	—	—	(33.9)	34.8	4,635.7

The accompanying notes are an integral part of these financial statements.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(In million of Reais, except dividends per share)

				Profit reserves
	Share capial	Capital reserve	Revaluation reserve in subsidiaries	Legal reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Non-controlling interests	Total
Balance at December 31, 2007	3,696.8	0.9	11.6	100.1	825.4	—	—	—	(33.9)	34.8	4,635.7
Initial implementation of Law 11,638/07	—	—	—	—	—	—	—	(0.3)		—	(0.3)
Purchase of shares for treasury	—	—	—	—	—	—	—	—	(105.0)	—	(105.0)
Realization of revaluation reserve	—	—	(1.3)	—	—	—	—	1.3	—	—	—
Income tax and social contribution on realization of revaluation reserve of subsidiaries	—	—	—	—	—	—	—	(0.1)	—	—	(0.1)
Transfer to retained earnings	—	—	—	—	0.9	—	—	(0.9)	—	—	—
Valuation adjustments for financial instruments	—	—	—	—	—	(6.2)	—	—	—	—	(6.2)
Currency translation of foreign subsidiaries	—	—	—	—	—	—	8.3	—	—	—	8.3
Net income for the year	—	—	—	—	—	—	—	390.3	—	4.5	394.8
Appropriation of net income:
Legal reserve	—	—	—	19.5	—	—	—	(19.5)	—	—	—
Interim dividends (R$ 0.89 per share)	—	—	—	—	—	—	—	(119.0)	—	—	(119.0)
Proposed dividends payable (R$ 0.89 per share)	—	—	—	—	—	—	—	(118.8)	—	—	(118.8)
Dividends paid	—	—	—	—	—	—	—	—	—	(1.1)	(1.1)
Retained earnings	—	—	—	—	133.0	—	—	(133.0)	—	—	—

Balance at December 31, 2008	3,696.8	0.9	10.3	119.6	959.3	(6.2)	8.3	—	(138.9)	38.2	4,688.3

The accompanying notes are an integral part of these financial statements.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(In million of Reais, except dividends per share)

						Profit reserve
	Note		Share capital	Capital reserve	Revaluation reserve in subsidiaries	Legal reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Non-controlling interests	Total
Balance at December 31, 2008			3,696.8	0.9	10.3	119.6	959.3	(6.2)	8.3	—	(138.9)	38.2	4,688.3
Sale of treasury shares	17.b	)	—	0.4	—	—	—				2.5	—	2.9
Realization of revaluation reserve	17.d	)	—	—	(2.1)	—	—	—	—	2.1	—	—	—
Income tax and social contribution on realization of revaluation reserve of subsidiaries	17.d	)	—	—	—	—	—	—	—	(0.3)	—	—	(0.3)
Transfer to retained earnings			—	—	—	—	1.8	—	—	(1.8)	—	—	—
Valuation adjustments for financial instruments	17.g	)	—	—	—	—	—	2.1	—	—	—	—	2.1
Currency translation of foreign subsidiaries	17.h	)	—	—	—	—	—	—	(13.6)	—	—	—	(13.6)
Net income for the year			—	—	—	—	—	—	—	466.7	—	3.6	470.3
Appropriation of net income:
Legal reserve			—	—	—	23.3	—	—	—	(23.3)	—	—
Interim dividends (R$ 0.89 per share)	17.f	)	—	—	—		—	—	—	(119.2)	—	—	(119.2)
Proposed dividends payable (R$ 1.19 per share)	17.f	)	—	—	—	—	—	—	—	(159.4)	—	—	(159.4)
Dividends paid			—	—	—	—	—	—	—	—	—	(6.8)	(6.8)
Retained earnings	17.e	)	—	—	—	—	164.8	—	—	(164.8)	—	—	—

Balance at December 31, 2009			3,696.8	1.3	8.2	142.9	1,125.9	(4.1)	(5.3)	—	(136.4)	35.0	4,864.3

The accompanying notes are an integral part of these financial statements.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - INDIRECT METHOD

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(In million of Reais)

	Note	2009	2008	2007
Cash flows from operating activities
Net income for the year		470.3	394.8	282.9
Adjustments to reconcile net income to cash provided by operating activities
Equity in income of affiliates	12	(0.2)	—	(0.6)
Depreciation and amortization		439.3	375.5	300.6
PIS and COFINS credits on depreciation		10.2	5.1	3.0
Interest, monetary and exchange rate changes		(149.0)	318.8	(75.0)
Deferred income tax and social contribution	10.b)	25.4	(12.7)	(92.2)
Income on sale of property, plant and equipment		(17.5)	(20.8)	(7.6)
Provision (release of provision) for loss on property, plant and equipment		0.5	(1.9)	(2.8)
Others		0.7	1.6	0.9

(Increase) decrease in operating assets
Trade accounts receivable	6	40.0	(120.2)	(102.4)
Inventories	7	377.8	(387.1)	(64.3)
Recoverable taxes	8	43.4	(80.0)	(24.5)
Other receivables		71.6	(74.5)	(7.4)
Prepaid expenses	11	(3.2)	(4.3)	0.7

Increase (decrease) in operating liabilities
Trade payables		47.4	26.9	130.6
Accrued interest		3.1	(24.4)	17.3
Wages and employee benefits		(2.7)	38.2	9.3
Taxes payable		24.2	26.5	73.2
Income and social contribution taxes		1.4	(16.3)	8.6
Other payables		(2.1)	(71.7)	17.9

Net cash provided by operating activities		1,380.6	373.5	468.2

Cash flows from investing activities
Financial investments, net of redemptions		358.4	34.0	423.2
Acquisition of investments, net	4	(1,360.6)	(432.4)	(889.6)
Cash of acquired subsidiaries		29.4	11.4	166.7

Purchase of companies, net of cash acquired		(1,331.2)	(421.0)	(722.9)
Additions to escrow		11.9	(22.5)	(5.0)
Increase in deferred charges	15	—	(4.9)	(63.4)
Acquisition of minority interests		—	—	(0.1)
Acquisition of property, plant and equipment	13	(484.5)	(891.7)	(658.8)
Acquisition of intangible assets	14	(38.7)	(37.9)	(6.2)
Proceed on sale of property, plant and equipment		44.3	45.0	33.8

Net proceeds used in investing activities		(1,439.8)	(1,299.0)	(999.4)

The accompanying notes are an integral part of these financial statements.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - INDIRECT METHOD

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(In million of Reais)

	Note	2009	2008	2007
Cash flows from financing activities
Short-term debt, net	16	(1,551.9)	(705.4)	865.4
Long-term debt, net	16	2,487.7	824.6	260.8
Payment of financial lease	16	(13.9)	(10.5)	—
Dividends paid		(242.9)	(398.9)	(65.7)
Purchase of shares for treasury	17.b)	—	(105.0)	(25.2)
Payment from Petrobras and Braskem for delivery of Petrochemical and Distribution Assets		—	1,731.3	—
Related entities	9.a)	(2.3)	(5.7)	26.4

Net cash provided by financing activities		676.7	1,330.4	1,061.7

Effect of changes in exchange rates on cash and cash equivalents in foreign currency		(5.1)	7.8	(53.2)
Increase (decrease) in cash and cash equivalents		612.4	412.7	477.3
Cash and cash equivalents at the beginning of the year	5	1,275.1	862.4	385.1

Cash and cash equivalents at the end of the year	5	1,887.5	1,275.1	862.4

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest paid on financing		243.9	180.3	160.5
Income tax and social contribution paid for the year		41.3	126.6	70.6
Items not affecting cash for the period:
Capital increase in subsidiaries with receivable dividends		—	—	2,750.8
Accounts receivable from merger of share concerning Petrobras and Braskem assets (see Note 4)		—	—	(1,751.7)

Capital increase due to merger of share		—	—	999.1

Debt of acquired subsidiaries		—	43.5	677.0
Finance lease	16.g)	1.4	15.5	—

The accompanying notes are an integral part of these financial statements.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF VALUE ADDED

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(In million of Reais, except percentages)

	Note	2009	%	2008	%	2007	%
Revenues
Gross revenue from sales and services, except rents and royalties	3.a)	37,812.5		29,504.1		20,818.4
Rebates, discounts and returns		(245.5)		(145.9)		(114.5)
Allowance for doubtful accounts - Release (creation)		(0.5)		7.2		4.1
Other income		20.3		11.2		8.8

		37,586.8		29,376.6		20,716.8
Materials purchased from third parties
Raw materials used	3.a)	(1,944.3)		(1,805.7)		(1,546.4)
Cost of goods, products and services sold		(31,985.4)		(24,276.3)		(16,552.2)
Third-party materials, energy, services and others		(909.1)		(932.1)		(869.1)
Recovery (loss) of asset value		14.2		3.0		(0.7)

		(34,824.6)		(27,011.1)		(18,968.4)
Gross value added Deductions		2,762.2		2,365.5		1,748.4

Depreciation and amortization		(449.5)		(380.6)		(303.6)

Net value added by the company		2,312.7		1,984.9		1,444.8

Value added received in transfer
Equity in income of affiliates	12	0.2		—		0.6
Dividends and interest on equity at cost		0.1		2.8		1.8
Rents and royalties		38.8		32.3		22.8
Financial revenues	20	169.0		257.3		163.2

		208.1		292.4		188.4
Total value added available for distribution		2,520.8	100	2,277.3	100	1,633.2	100

Distribution of value added
Labor and benefits		826.5	33	699.9	31	645.2	40
Taxes, fees and contributions		746.8	30	694.5	30	416.8	25
Financial expenses and rents		477.2	19	488.1	21	288.4	18
Dividends and interest on equity		283.7	11	239.3	11	146.3	9
Retained earnings		186.6	7	155.5	7	136.5	8

Value added distributed		2,520.8	100	2,277.3	100	1,633.2	100

The accompanying notes are an integral part of these financial statements.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

1.	OPERATIONS

Ultrapar Participações S.A. (“Company”), with headquarters in the City of São Paulo, engages in the investment of its own capital in commercial and industrial activities and related businesses, including the subscription or acquisition of shares of other companies.

Through its subsidiaries, it operates in the segments of liquefied petroleum gas (LPG) distribution (“Ultragaz”), light fuel & lubricant distribution, and related business (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and provision of logistics services for liquid bulk cargo (“Ultracargo”). The Company also operates a petroleum refining business through its investment in Refinaria de Petróleo Riograndense S.A. (“RPR”).

2.	PRESENTATION OF FINANCIAL STATEMENTS

The consolidated financial statements were prepared according to the accounting practices adopted in Brazil, which include the Brazilian Corporate Law, the standards, guidelines and interpretations issued by the Brazilian Accounting Standards Committee (CPC) and the rules issued by the Brazilian Securities Commission (CVM), applicable to the end of the fiscal year, which differ in certain respects from generally accepted accounting principles in the United States of America (U.S. GAAP). See Note 24 for further discussions of these differences and a reconciliation of shareholders’ equity and net income under both sets of principles.

These financial statements have been translated into English from the original financial statements issued in Portuguese. In addition, certain terminology changes have been made and the notes to the financial statements have been adjusted to conform more closely to reporting practices prevailing in the United States of America.

When preparing the consolidated financial statements related to 2008, the Company’s management adopted for the first time changes in the corporate law introduced by Law 11,638/07 of December 28, 2007 and Provisional Measure 449/08 of December 3, 2008 (promulgated as Law 11,941/09 on May 27, 2009), both amending and repealing existing provisions and adding new provisions to Law 6,404/76 (Brazilian Corporate Law) to adapt the accounting practices adopted in Brazil to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The new rules effects on consolidated net income and shareholders’ equity as of December 31, 2008 are shown in the following chart:

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

	2008
	CVM Resolution	Net income	Shareholders’ equity
Values before the implementation of Law 11,638/07 and Law 11,941/09		392.5	4,684.3
Effects of the implementation of Law 11,638/07 and Law 11,941/09:
Finance leases	554	2.4	2.4
Cost of funding	556	0.9	0.9
Marking-to-market of currency and interest rate hedging instruments	566	7.3	0.7
Marking-to-market of short-term investments available for sale	566	—	0.3
Equity in income of Metalplus	565	—	(0.3)
Cumulative translation adjustments	534	(8.3)	—

Total		2.3	4.0
Values in financial statements as of December 31, 2008		394.8	4,688.3

3.	SUMMARY OF MAIN ACCOUNTING PRACTICES

The following is a summary of significant accounting practices followed in the preparation of the financial statements:

a)	Revenues, costs of products sold, services provided and expenses

Income is recognized on the accrual basis. Revenues from sales and costs are recognized as income when all risks and benefits associated with the products are transferred to the purchaser. Revenues from services provided and their costs are recognized as income when the services are performed. Costs of products sold and services provided include raw materials (mainly fuels/lubricants, LPG and chemicals) and production, distribution, storage and filling costs. Advertising expenses, which are expensed as incurred, amounted to R$ 92.6, R$ 63.3 and R$ 42.0 for the years ended December 31, 2009, 2008 and 2007, respectively. Shipping and handling costs, classified as selling expenses and expensed as incurred, amounted to R$ 297.7, R$ 221.8 and R$ 177.8 for the years ended December 31, 2009, 2008 and 2007, respectively.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

b)	Cash equivalents

Include short-term highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 5 for further detail on cash equivalents of the Company and its subsidiaries.

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

•

Held to maturity: non-derivative financial assets with fixed payments or determinable payments, with fixed maturities for which the entity has the positive intent and ability to hold to maturity. The interest earned is recorded as income, and balances are stated at acquisition cost plus the interest earned.

•

Available for sale: non-derivative financial assets that are designated as available for sale or that were not classified into other categories. The interest earned is recorded as income, and the balances are stated at fair value. Differences between fair value and acquisition cost plus the interest earned are recorded in a specific account of the shareholders’ equity. Gains and losses recorded in the shareholders’ equity are included in income, in case of prepayment.

•

Loans and receivables: non-derivative financial instruments with fixed or determinable payments or receipts, not quoted in active markets, except: (i) those which the entity intends to sell immediately or in the short term and which the entity classified as measured at fair value through income; (ii) those classified as available for sale; or (iii) those the holder of which cannot substantially recover its initial investment for reasons other than credit deterioration. The interest earned is recorded as income, and balances are stated at acquisition cost plus the interest earned.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

The Company and its subsidiaries designate certain derivative financial instruments used to hedge against changes in interest rates and variations in the exchange rate as cash flow hedge. In the case of derivatives designed to hedge cash flows against changes caused by the variation in interest rates, the difference between the fair value of the financial instrument and its updated cost is recognized as a valuation adjustment in the shareholders’ equity, not affecting the income statement of the Company and its subsidiaries. In the case of foreign exchange derivatives designated by subsidiary RPR for hedge of future cash flows, the effect of variation in the derivative is posted to the valuation adjustment in shareholders’ equity until the time when the hedged item affects the income statement. The difference between the fair value of the derivative and its updated cost is recognized directly in the income of the subsidiary. Gains and losses recorded in the shareholders’ equity are included in income, in case of financial instruments prepayment.

For further detail on financial instruments of the Company and its subsidiaries, see Notes 5, 16, and 21.

d)	Current and non-current assets

The trade accounts receivable are recorded at the amount billed, adjusted to the present value if applicable, including all direct taxes of the Company and its subsidiaries.

Allowance for doubtful accounts is calculated based on estimated losses and is set at an amount deemed by management to be sufficient to cover any loss on realization of accounts receivable.

Inventories are stated at the lower of average acquisition or production cost, and replacement cost or market value.

The other assets are stated at the lower of cost and realizable value, including, if applicable, the interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value (see Note 3.q).

e)	Investments

Investments in companies in which management has a significant influence or in which it holds 20% or more of the voting stock, or that are part of a group under common control are accounted for by the equity method of accounting (see Note 12).

The other investments are stated at acquisition cost less provision for loss, unless the loss is considered temporary, and also include advances to acquisition of investments.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

f)	Property, plant and equipment

Recorded at acquisition or construction cost, including financial charges incurred on property, plant and equipment under construction, as well as significant maintenance costs resulting from scheduled plant outages.

Depreciation is calculated by the straight-line method, at the annual rates stated in Note 13, over the useful/economic life of the property.

Leasehold improvements in service stations are depreciated over the shorter of the contract term and useful/economic life of the property.

g)	Financial leases

•	Finance leases

Certain financial lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the Company and its subsidiaries. These contracts are characterized as finance leases, and assets thereunder are stated at fair value or, if lower, present value of the minimum payments under the relevant contracts. The items recognized as assets are depreciated at the depreciation rates applicable to each group of assets in accordance with Note 13. Financial charges under the finance lease contracts are allocated to income over the contract term, based on the amortized cost and actual interest rate method (see Note 16.e).

•	Operating leases

Are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as expenses in the income statement on a straight-line basis over the term of the lease contract, in accordance with Note 22.d).

h)	Intangible assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the following criteria (see Note 14):

•	Goodwill is carried at the original value net of income and social contribution taxes less accumulated amortization as of December 31, 2008, when it ceased to be amortized.

•	Other intangible assets acquired from third parties, such as software and commercial property rights, are measured at the total acquisition cost less accumulated amortization expenses.

The Company and its subsidiaries do not have intangible assets that were created internally or that have an indefinite useful life.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

i)	Deferred charges

Deferred charges include restructuring costs incurred up to December 31, 2008, that will produce benefits in future years (see Note 15). The Company and its subsidiaries decided to maintain the balances existing as of December 31, 2008 until they are fully amortized.

j)	Current and non-current liabilities

Current and noncurrent liabilities are stated at known or calculable amounts plus, if applicable, related charges, monetary changes and changes in exchange rates incurred until the date of the financial statements. When applicable the current and noncurrent liabilities are recorded in present value based on interest rates that reflect the term, currency and risk of each transaction. Transaction costs incurred and directly attributable to the activities necessary only to accomplish the transactions in order to raise funds through contracting debt or loans or by issuing debt bonds, as well as premiums in the issuance of debentures and other debt or equity instruments, are appropriated to their instrument and amortized to income over its term.

k)	Income and social contribution taxes on profit

Current and deferred income tax (IRPJ) and social contribution (CSLL) are calculated based on the current rates of income tax and social contribution on profit, including the value of tax incentives, as stated in Note 10.b).

l)	Provision for contingencies

The provision for contingencies is created for contingent risks with a probable chance of loss in the opinion of managers and internal and external legal counsel, and the values are recorded based on evaluation of the outcomes of the legal proceedings (see Note 22.a).

m)	Actuarial obligation for post-employment benefits

Reserves for actuarial liabilities for post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary, using the projected unit credit method, as described in Note 23.b).

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

n)	Basis for translating financial statements of foreign-based subsidiaries

Assets and liabilities of the subsidiaries Oxiteno México S.A. de C.V. and its subsidiaries, located in Mexico (functional currency: Mexican Peso), and Oxiteno Andina, C.A., located in Venezuela (functional currency: Bolivares Fortes), denominated in currencies other than that of the Company (functional currency: Real), are translated at the exchange rate in effect on the date of the financial statements. Gains and losses resulting from changes in these foreign investments are directly recognized in the shareholders’ equity as cumulative translation adjustments and will be recognized as income if these investments are disposed of. The recorded balance in the shareholders’ equity as cumulative translation adjustments in the fiscal year 2009 was R$ 5.3 of exchange rate loss (gain of R$ 8.3 in 2008).

Assets and liabilities of the other foreign subsidiaries, which do not have autonomy, are considered activities of their investor and are translated at the exchange rate in effect by the end of the respective fiscal year. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income. The loss recognized as income on December 31, 2009 amounted to R$ 10.8 (gain of R$ 30.4 in 2008).

o)	Use of estimates

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

p)	Impairment of assets

The Company reviews, at least annually, the carrying value of assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use or disposal. In cases where future expected cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of these assets. The factors considered by the Company in performing this assessment include current operating results, trends, and prospects, as well as the effects of obsolescence, demand, competition, and other economic factors. No impairment was recorded in the above mentioned fiscal years.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

q)	Adjustment to present value

The subsidiaries booked the adjustment to present value of ICMS credit balances on property, plant and equipment (CIAP – see Note 8). The Company and its subsidiaries reviewed all items classified as long-term and, where relevant, short-term assets and liabilities and did not identify the need to adjust other balances to present value.

r)	Compensated absences

The liability for future compensation for employee vacations is fully accrued as earned.

s)	Earnings per share

Earnings per share are calculated based on the annual weighted average of shares outstanding during each of the years presented, giving retroactive effect to stock splits. Stock dividends are not included in such retroactive earnings per share calculation.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

4.	PRINCIPLES OF CONSOLIDATION AND INVESTMENTS IN AFFILIATES

The consolidated financial statements were prepared following the basic principles of consolidation established by the Brazilian Corporate Law and CVM rules, including the following direct and indirect subsidiaries.

		% interest in the share capital – December 31, 2009		% interest in the share capital – December 31, 2008
	Location	Direct control	Indirect control	Direct control	Indirect control
Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	100	—	100	—
Transultra. - Armazenamento e Transporte Especializado Ltda.	Brazil	—	100	—	100
Petrolog Serviços e Armazéns Gerais Ltda.	Brazil	—	100	—	100
AGT – Armazéns Gerais e Transportes Ltda.	Brazil	—	100	—	—
Terminal Químico de Aratu S.A. – Tequimar	Brazil	—	99	—	99
União Vopak Armazéns Gerais Ltda. (*)	Brazil	—	50	—	50
Ultracargo Argentina S.A.	Argentina	—	100	—	—
Melamina Ultra S.A. Indústria Química	Brazil	—	99	—	99
Oxiteno S.A. Indústria e Comércio	Brazil	100	—	100	—
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	—	99	—	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	—	100	—	99
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	—	100	—	100
Barrington S.L.	Spain	—	100	—	100
Oxiteno México S.A. de C.V.	Mexico	—	100	—	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	—	100	—	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	—	100	—	100
Oxiteno USA LLC	United States	—	100	—	100
Global Petroleum Products Trading Corp. (**)	British Virgin Islands	—	100	—	100
Oxiteno Overseas Corp.	British Virgin Islands	—	100	—	100
Oxiteno Andina, C.A.	Venezuela	—	100	—	100
Oxiteno Europe SPRL	Belgium	—	100	—	100
U.A.T.S.P.E. Empreendimentos e Participações Ltda.	Brazil	—	100	—	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	—	100	—	100
Companhia Brasileira de Petróleo Ipiranga	Brazil	—	—	100	—
Ipiranga Produtos de Petróleo S.A.	Brazil	100	—	—	—
am/pm Comestíveis Ltda.	Brazil	—	100	—	100
Centro de Conveniências Millennium Ltda.	Brazil	—	100	—	100
Conveniência Ipiranga Norte Ltda.	Brazil	—	100	—	100
Ipiranga Trading Limited	British Virgin Islands	—	100	—	100
Tropical Transportes Ipiranga Ltda.	Brazil	—	100	—	100
Ipiranga Imobiliária Ltda.	Brazil	—	100	—	100
Ipiranga Logística Ltda.	Brazil	—	100	—	100
Maxfácil Participações S.A. (*)	Brazil	—	50	—	50
Isa-Sul Administração e Participações Ltda.	Brazil	—	100	—	100
Comercial Farroupilha Ltda.	Brazil	—	100	—	100
Companhia Ultragaz S.A.	Brazil	—	99	—	99
Bahiana Distribuidora de Gás Ltda.	Brazil	—	100	—	100
Utingás Armazenadora S.A.	Brazil	—	56	—	56
LPG International Inc.	Cayman Islands	—	100	—	100
Imaven Imóveis Ltda.	Brazil	—	100	—	100
Sociedade Anônima de Óleo Galena – Signal	Brazil	—	100	—	—
Oil Trading Importadora e Exportadora Ltda.	Brazil	—	100	—	—
SERMA—Ass. dos usuários equip. proc. de dados	Brazil	—	100	—	100
Refinaria de Petróleo Riograndense S.A. (*)	Brazil	33	—	100	—
Sociedade Brasileira de Participações Ltda.	Brazil	—	—	100	—

(*)	Proportionate consolidation, as specified in Article 32 of Instruction CVM 247/96.

(**)	New corporate name of Oxiteno International Corp., according to changes in December 2009.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

On April 18, 2007, the Company, together with Petróleo Brasileiro S.A. (“Petrobras”) and Braskem S.A. (“Braskem”) acquired the control of the Ipiranga Group, according to the “Material Event” disclosed on that date. Under the Investment Agreement signed by the three acquirers, the Company acted as a commission agent for the interests acquired by Braskem and Petrobras and acquired for itself the fuel and lubricant distribution business and related activities located in the South and Southeast of Brazil and Empresa Carioca de Produtos Químicos S.A., maintaining the Ipiranga brand. Petrobras held control of the fuel and lubricant distribution business located in the North, Northeast, and Mid-West regions (“North Distribution Assets”), and Braskem holds control of the petrochemical assets represented by Ipiranga Química S.A., Ipiranga Petroquímica S.A. and by its interest in Copesul—Companhia Petroquímica do Sul (“Petrochemical Assets”).

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

The assets, liabilities, and income of Ipiranga/RPR have been reflected in the Company’s accounting information since April 2007.

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

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

In June 2008, the Company, through its subsidiary Terminal Químico de Aratu S.A. – Tequimar (“Tequimar”), entered into a Sale and Purchase Agreement for 100% of the capital of União Terminais e Armazéns Gerais Ltda. (“União Terminais”), a company that had port terminals for storage and handling of bulk liquids in Santos, Rio de Janeiro, and Paranaguá (the last through its 50% interest in União Vopak Armazéns Gerais Ltda.). The Company disclosed a “Material Event” on June 6, 2008 containing information on the transaction. In October 2008, the Company announced the closing of the purchase of the terminals in Santos and Rio de Janeiro. In November 2008, the Company announced the completion of the acquisition of Paranaguá terminal. The total amount disbursed was R$ 487.0, and Tequimar assumed the net debt of União Terminais in the amount of R$ 32.0. The goodwill breaks down into R$ 326.6 based on expected future profitability and R$ 75.4 based on the difference between the market value and the carrying value of the assets. In December 2008, for corporate simplification and capture of operational synergies, União Terminais was merged into Tequimar.

In August 2008, the Company, through the subsidiary Sociedade Brasileira de Participações Ltda. (“SBP”), entered into a purchase agreement with Chevron Latin America Marketing LLC and Chevron Amazonas LLC (collectively, “Chevron”) for the purchase of 100% of the shares issued by Chevron Brasil Ltda. (“CBL”) and by Sociedade Anônima de Óleo Galena Signal (“Galena”), both subsidiaries of Chevron that held Texaco fuel distribution business in Brazil (“Texaco”). On March 31, 2009, the acquisition was closed and SBP disbursed the amount of R$ 1,106.0, in addition to the US$ 38.0 advanced payment made to Chevron in August 2008. The terms of acquisition do not include the assumption of Texaco’s net debt. As from April 1, 2009, the operations of Texaco were consolidated in the Company’s financial statements. On May 16, 2009, the subsidiary CBL had its name changed to Ipiranga Produtos de Petróleo S.A. (“IPP”). Under the purchase and sale contract, the existing working capital on March 31, 2009 was calculated, resulting in the payment of R$ 162.0 to Chevron on August 16, 2009, which reflects the higher net asset received at the closing. Goodwill breaks down into R$ 399.0 based on future profitability and R$ 344.4 based on the difference between the market value and the carrying value of the assets. During the fiscal year 2009, in order to simplify the corporate structure, eliminate duplicated structures, enhance logistics efficiency and capture synergies, SBP and CBPI were merged into IPP consolidating all light fuel and lubricant distribution and related activities in a single legal entity.

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

In November 2008, the name of Ipiranga Comércio Importadora e Exportadora Ltda. was changed to Conveniência Ipiranga Norte Ltda.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

In November 2008, in order to simplify the corporate structure, eliminate duplicated structures, enhance logistics efficiency, and capture synergies, CBPI merged Ultragaz Participações S.A. (formerly known as Ultragaz Participações Ltda.) and DPPI, thus consolidating all fuel and LPG distribution business.

In October 2009, AGT - Armazéns Gerais e Transportes Ltda. was organized and constituted by the parent Transultra - Armazenamento e Transporte Especializado Ltda. (“Transultra”) , in order to operate freight, logistics and storage.

In November 2009, Oil Trading Importadora e Exportadora Ltda. was organized and constituted by the parent IPP in order to operate with imports and exports, in wholesale, goods and merchandise.

Investments of one company in the other, balances of asset and liability accounts and revenues and expenses were eliminated, as well as the effects of significant transactions conducted between the companies. The non-controlling interests in the subsidiaries is indicated in the financial statements.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

5.	FINANCIAL ASSETS

Financial assets, excluding cash and banks, are substantially represented by money invested: (i) in Brazil, in debentures, certificates of deposit of first-rate financial institutions linked to the Interbank Certificate of Deposit (CDI) and in Federal government bonds; (ii) abroad, in certificates of deposits of first-rate financial institutions and in short-term investment funds with a portfolio composed of bonds issued by the U.S. Government; and (iii) currency and interest rate hedging instruments.

Cash and cash equivalents

Cash and cash equivalents are considered: (i) the balances of cash and banks, and (ii) short-term investments, highly liquids, readily convertible to a known amount of cash and which are subject to an insignificant risk of value change.

	2009	2008
Cash and banks
In local currency	102.9	154.7
In foreign currency	25.4	9.7
Short-term investments
In local currency
Fixed-income securities and funds	1,759.2	1,052.8
In foreign currency
Fixed-income securities and funds	—	57.9

Total cash and cash equivalents	1,887.5	1,275.1

Financial investments

Financial assets that are not considered cash and cash equivalents are considered as financial investments.

	2009	2008
Financial investments
In local currency
Fixed-income securities and funds	228.5	313.2
In foreign currency
Linked notes (a)	—	140.7
Fixed-income securities and funds	206.2	366.8
Income from currency and interest hedging instruments (b)	—	37.9

Total of financial investments	434.7	858.6

Current	427.5	851.4

Non-current	7.2	7.2

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

(a)	Represents US$ 60.0 in linked notes (“Linked Notes”) to notes issued by the subsidiary Companhia Ultragaz S.A. (“Cia Ultragaz”) in the foreign market in 1997 (“Original Notes”). In April 2006, the subsidiary Oxiteno Overseas Corp. (“Oxiteno Overseas”), the then owner of the Original Notes, sold such notes to a foreign financial institution. Simultaneously, the subsidiary purchased the Linked Notes from that financial institution. Such transaction enabled a financial gain to the subsidiary corresponding to the difference between the interest rate paid on Linked Notes and Original Notes, as remarked in Note 16.c). This financial instrument was classified as loans and receivables for measurement purposes (see Note 3.c). On December 23, 2009 subsidiary Oxiteno Overseas sold the Linked Notes to the financial institution and repurchased the Original Notes, closing this application.

(b)	Accumulated gains (losses), net of income tax (see Note 21).

The financial assets of the Company and its subsidiaries, except cash and banks, were classified, according to their characteristics and the Company’s intention, into: (i) measured at fair value through income; (ii) held to maturity; (iii) available for sale; and (iv) loans and receivables, as shown on the table below:

	2009	2008
Measured at fair value through income	1,759.2	1,148.6
Held to maturity	7.2	7.2
Available for sale	427.5	672.8
Loans and receivables	—	140.7

Financial assets, except cash and banks	2,193.9	1,969.3

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

6.	TRADE ACCOUNTS RECEIVABLE

	2009	2008
Domestic customers	1,511.9	1,294.9
Customers financing—Ipiranga	512.6	351.3
Foreign customers	112.8	106.1
(-) Advances on negotiable instruments issued	(72.1)	(53.2)
(-) Allowance for doubtful accounts	(114.5)	(59.7)

	1,950.7	1,639.4

Current	1,612.5	1,429.3
Non-current	338.2	210.1

Customer financing is provided for renovation and upgrading of service stations, purchase of products, and development of the fuel and lubricant distribution market.

The elevation of the trade account receivables balance is mainly due to the inclusion of the balance of Texaco.

Movements in the allowance for doubtful accounts are as follows:

Balance for 2007	62.1
Addition	16.7
Write-off	(19.1)

Balance for 2008	59.7
Opening balance of Texaco acquisition	43.1
Addition	26.0
Write-off	(14.3)

Balance for 2009	114.5

Allowance for doubtful accounts in the amount of R$ 105.7 and R$ 53.6 is recorded in current trade accounts receivable as of December 31, 2009 and 2008, and R$ 8.8 and R$ 6.1 is recorded in long-term trade accounts receivable as of December 31, 2009 and 2008, respectively.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

7.	INVENTORIES

	2009			2008
	Cost	Provision for loss	Net balance	Cost	Provision for loss	Net balance
Finished goods	205.2	(19.6)	185.6	333.1	(16.7)	316.4
Work in process	1.9	—	1.9	1.3	—	1.3
Raw materials	124.2	(0.1)	124.1	248.1	—	248.1
Liquefied petroleum gas (LPG)	24.8	—	24.8	29.5	—	29.5
Fuel, lubricants and grease	477.0	(1.3)	475.7	333.7	(0.9)	332.8
Consumable materials and bottles for resale	39.1	(1.0)	38.1	36.5	(1.4)	35.1
Advances to suppliers	77.9	—	77.9	55.7	—	55.7
Properties for resale	14.1	—	14.1	14.8	—	14.8

	964.2	(22.0)	942.2	1,052.7	(19.0)	1,033.7

Movements in the provision for loss are as follows:

Balance for 2007	7.3
Additions	11.7

Balance for 2008	19.0
Additions	3.0

Balance for 2009	22.0

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

8.	RECOVERABLE TAXES

Are substantially represented by credit balances of Tax on Goods and Services (ICMS), Taxes for Social Security Financing (COFINS), Employee’s Profit Participation Program (PIS), and Income and Social Contribution Taxes (IRPJ and CSLL).

	2009	2008
IRPJ and CSLL	108.8	112.8
ICMS	241.4	174.1
Provision for losses - ICMS (*)	(71.0)	(42.3)
Adjustment to present value of ICMS on fixed assets - CIAP (see Notes 3.q)	(3.8)	(5.5)
PIS and COFINS	78.7	76.6
Value-Added Tax (IVA) on subsidiaries Oxiteno México S.A. de C.V. and Oxiteno Andina, C.A.	9.8	13.3
IPI	3.7	22.2
Others	5.8	3.7

Total	373.4	354.9

Current	320.2	311.9
Non-current	53.2	43.0

(*)	The provision for ICMS losses relates to credit balances that the subsidiaries estimate to be unable to offset in the future.

The elevation of ICMS credit balance is mainly due to the inclusion of the balances of Texaco.

Movements in the provision for ICMS losses are as follows:

Balance for 2007	46.9
Reversals	(3.5)
Write-offs	(1.1)

Balance for 2008	42.3
Opening balance of Texaco acquisition	36.3
Reversals	(6.6)
Write-offs	(1.0)

Balance for 2009	71.0

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

9.	RELATED PARTIES

a)	Related companies

	Loans		Commercial transaction
	Assets	Liabilities	Receivable	Payable
Braskem S.A.	—	—	—	4.5
Copagaz Distribuidora de Gás S.A.	—	—	0.2	—
Oxicap Indústria de Gases Ltda.	7.3	—	—	1.8
Petróleo Brasileiro S.A. – Petrobras	—	—	—	262.2
Quattor Química S.A.	—	—	—	1.5
Refinaria de Petróleo Riograndense S.A.(*)	—	—	—	14.8
Liquigás Distribuidora S.A.	—	—	0.2	—
Química da Bahia Indústria e Comércio S.A.	—	3.3	—	—
Other	0.3	0.8	0.1	—

Total as of December 31, 2009	7.6	4.1	0.5	284.8

Total as of December 31, 2008	5.6	4.4	0.8	206.2

	Transactions		Financial expenses
	Sales	Purchases
Copagaz Distribuidora de Gás Ltda.	2.8	—	—
Petróleo Brasileiro S.A. - Petrobras	84.9	22,053.6	—
Braskem S.A.	14.4	541.1	—
Oxicap Indústria de Gases Ltda.	—	11.5	—
Servgás Distribuidora de Gas S.A.	0.9	—	—
Liquigás Distribuidora S.A.	4.3	—	—
SHV Gás Brasil Ltda.	1.2	—	—
Refinaria de Petróleo Riograndense S.A. (*)	—	692.0	—
Quattor Química S.A.	0.9	99.0	—

Total as of December 31, 2009	109.4	23,397.2	—

Total as of December 31, 2008	43.3	19,865.8	—

Total as of December 31, 2007	35.3	14,444.7	1.5

(*)	Relates to the non-eliminated portion of the transactions between RPR and IPP, since RPR is proportionally consolidated and IPP is fully consolidated.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

Purchase and sale transactions relate substantially to the purchase of raw materials, inputs, transportation and storage services based on arm’s length market prices and terms with customers and suppliers with comparable operational performance. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company’s management, transactions with related parties are not subject to settlement risk, which is why no allowance for doubtful accounts or collaterals are provided. Collaterals provided by the Company in borrowings and financing of subsidiaries and affiliates are mentioned in Note 16.g.). The transactions of the Company and its subsidiaries related to post-employment benefits are described in Note 23.

b)	Key management personnel - Compensation

In 2009, the Company and its subsidiaries recorded expenses for compensation of its key personnel (Company’s directors and designated officers) in the amount of R$ 23.5 (R$ 21.8 in 2008). Out of this total, R$ 20.6 relates to short-term compensation (R$ 18.3 in 2008), R$ 2.3 to compensation in stock (R$ 1.4 in 2008), and R$ 0.6 (R$ 2.1 in 2008) to post-employment benefits.

c)	Stock plan

At a Special General Meeting held on November 26, 2003 a benefit plan was approved for managers of the Company and its subsidiaries, which provides: (i) initial award of beneficial ownership of shares issued by the Company held in treasury by the subsidiaries at which the beneficiary managers are employed, and (ii) transfer of title to the shares within five to ten years after the initial award, subject to continuation of employment of the beneficiary manager with the Company and its subsidiaries. The total amount awarded to executives as of December 31, 2009, including tax charges, was R$ 29.5 (R$ 22.4 in 2008). Such amount is being amortized over a period of five to ten years after the award, and amortization for the period ended December 31, 2009 in the amount of R$ 3.4 (R$ 1.7 and R$ 1,3 in 2008 and 2007, respectively), was recorded as operating expense for the year. The values of the awards were determined on the date of award based on the market value of these shares on the BM&FBovespa.

The chart below summarizes the information on the shares awarded to executives of the Company:

Date of award	Restricted shares awarded	Market value of shares in R$)	Total compensation costs, including taxes	Accumulated compensation costs recorded	Accumulated compensation costs not recorded
December 15, 2009	62,500	83.00	7.1	(0.1)	7.0
October 7, 2008	174,000	39.97	9.6	(2.0)	7.6
December 12, 2007	40,000	64.70	3.6	(1.3)	2.3
November 9, 2006	51,800	46.50	3.3	(1.0)	2.3
December 14, 2005	23,400	32.83	1.0	(0.4)	0.6
October 4, 2004	41,975	40.78	2.4	(1.3)	1.1
December 17, 2003	59,800	30.32	2.5	(1.5)	1.0

	453,475		29.5	(7.6)	21.9

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

10.	INCOME AND SOCIAL CONTRIBUTION TAXES

a)	Deferred income and social contribution taxes

The Company and its subsidiaries recognize tax credits and debits, which are not subject to limitation periods, resulting from tax losses, temporary additions, negative tax bases and revaluation of property, plant and equipment, among others. Credits are sustained by the continued profitability of their operations. Deferred income tax and social contribution, substantially related to domestic operations, are recorded under the following categories:

	2009	2008
Assets - Deferred income and social contribution taxes on:
Provision for loss of assets	26.4	25.8
Provision for contingencies	68.7	59.0
Provision for post-employment benefit (see Note 23.b)	23.5	23.7
Provision for differences between cash and accrual basis	15.0	0.2
Provision for goodwill paid on investments (see Note 14)	390.3	320.4
Other provisions	35.4	26.5
Tax losses and negative basis for social contribution to offset	82.2	64.9

Total	641.5	520.5

Current	168.8	111.8
Non-current	472.7	408.7

Liabilities - Deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	0.4	0.5
Accelerated depreciation	0.1	0.1
Provision for adjustments between cash and accrual basis	4.8	29.0
Temporary differences of foreign subsidiaries	1.6	1.3
Transition Tax Regime (RTT) effect	6.6	2.0

Total	13.5	32.9

Current	0.9	14.7
Non-current	12.6	18.2

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

The estimated recovery of deferred tax assets relating to income and social contribution taxes is stated as follows:

Up to 1 year	168.8
From 1 to 2 years	125.0
From 2 to 3 years	105.4
From 3 to 5 years	177.4
From 5 to 7 years	56.8
From 7 to 10 years	8.1

641.5

b)	Reconciliation of income and social contribution taxes on income

Income and social contribution taxes, substantially related to domestic operations, are reconciled to the official tax rates as follows:

	2009	2008	2007
Income before taxes and equity in income of affiliates, after employee statutory interest	657.1	546.4	368.2
Official tax rates - %	34	34	34

Income tax and social contribution at the official tax rates	(223.4)	(185.8)	(125.2)

Adjustments to the effective tax rate:
Operating provisions and nondeductible expenses/nontaxable revenues	(0.5)	(11.6)	(5.5)
Adjustments to estimated income	12.9	9.8	9.6
Workers Meal Program (PAT)	0.7	0.4	1.7
Other adjustments	2.7	(4.7)	(1.7)

Income tax and social contribution before tax incentives	(207.6)	(191.9)	(121.1)

Tax incentives - ADENE	20.6	40.3	35.2
Income tax and social contribution in the income statement	(187.0)	(151.6)	(85.9)

Current	(182.2)	(204.6)	(207.8)
Deferred	(25.4)	12.7	86.7
Tax incentives - ADENE	20.6	40.3	35.2

c)	Tax loss carryforwards

The total amount of R$ 241.8 related to tax loss carryforwards may be used to offset up to 30% of future taxable income and does not expire.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

d)	Tax exemption

The following subsidiaries are entitled to partial or total exemption from IRPJ under the government’s program for development of Northeastern Brazil:

Subsidiary	Units	Incentive - %	Expiration
Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2016

Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2013
	Suape base	75	2018
	Aracaju base	75	2017
	Caucaia base	75	2012

Terminal Químico de Aratu S.A. - Tequimar	Aratu terminal	75	2012
	Suape terminal	75	2015

11.	PREPAID EXPENSES

	2009	2008
Rents	34.3	23.3
Advertising and publicity	2.6	3.1
Insurance premiums	3.2	5.7
Purchases of meal and transportation tickets	3.4	3.9
Taxes and other prepaid expenses	18.2	7.6

	61.7	43.6

Current	22.8	19.0
Non-current	38.9	24.6

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

12.	INVESTMENTS IN AFFILIATED COMPANIES

A summary of financial information for the Company’s equity investments is as follows:

	2009
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda. (i)	Química da Bahia Indústria e Comércio S.A. (i)	Metalúrgica Plus S.A. (i)	Plenogás Distribuidora de Gás S/A. (i)
Number of shares or units held	20,125,000	156	1,493,120	3,000	1,384,308
Shareholders’ equity - R$	26.5	8.4	7.5	(0.3)	(1.6)
Net income (loss) for the year - R$	(0.1)	0.6	0.2	(0.2)	0.3
Interest in the capital - %	25	25	50	33	33

	2009
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda. (i)	Química da Bahia Indústria e Comércio S.A. (i)	Total
Movements in investments:
Balance at the beginning of the year	7.4	1.9	3.6	12.9
Capital reduction	(0.7)	—	—	(0.7)
Equity in income of affiliates	(0.1)	0.2	0.1	0.2

Balance at the end of the year	6.6	2.1	3.7	12.4

	2008
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda. (i)	Química da Bahia Indústria e Comércio S.A. (i)	Metalúrgica Plus S.A. (i)	Plenogás Distribuidora de Gás S/A. (i)
Number of shares or units held	20,125,000	156	1,493,120	3,000	1,384,308
Shareholders’ equity - R$	29.6	7.8	7.3	(0.1)	(1.9)
Net income (loss) for the year - R$	0.1	0.6	(0.3)	(0.2)	0.2
Interest in the capital - %	25	25	50	33	33

	2008
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda. (i)	Química da Bahia Indústria e Comércio S.A. (i)	Total
Movements in investments:
Balance at the beginning of the year	7.3	1.8	3.8	12.9
Equity in income of affiliates	0.1	0.1	(0.2)	—

Balance at the end of the year	7.4	1.9	3.6	12.9

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

	2007
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda. (i)	Química da Bahia Indústria e Comércio S.A. (i)
Number of shares or units held	20,125,000	156	1,493,120
Shareholders’ equity - R$	29.5	7.2	7.6
Net income (loss) for the year - R$	(0.5)	0.5	0.6
Interest in the capital - %	25	25	50

	2007
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda. (i)	Química da Bahia Indústria e Comércio S.A. (i)	Total
Movements in investments:
Balance at the beginning of the year	—	1.8	3.5	5.3
Opening balance of Ipiranga acquisition	9.5	—	—	9.5
Goodwill write-off	(2.4)	—	—	(2.4)
Refund advance for future capital increase	—	(0.1)	—	(0.1)
Equity in income of affiliates	0.2	0.1	0.3	0.6

Balance at the end of the year	7.3	1.8	3.8	12.9

(i)	Financial statements audited by other independent auditors.

In the consolidated financial statements, the investment of the subsidiary Oxiteno S.A. Indústria e Comércio (“Oxiteno S.A.”) in the affiliate Oxicap Indústria de Gases Ltda. is valued by the equity method of accounting based on its financial statements as of November 30, 2009 while the other affiliates are valued based on the financial statements as of December 31, 2009.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

13.	PROPERTY, PLANT AND EQUIPMENT

	Average annual depreciation rate - %	2009			2008
		Cost	Accumulated depreciation/ provision for loss	Net	Net
Lands	—	390.4	(0.2)	390.2	192.3
Buildings	4	1,054.6	(421.6)	633.0	463.4
Leasehold improvements (*)	7	362.8	(168.8)	194.0	133.6
Machinery and equipment (*)	10	2,447.6	(985.5)	1,462.1	1,429.1
Light fuel/lubricant distribution equipment and facilities	10	1,330.2	(772.8)	557.4	388.5
LPG tanks and bottles	10	326.7	(191.0)	135.7	126.9
Vehicles	21	238.0	(182.2)	55.8	65.6
Furniture and utensils	10	94.0	(53.3)	40.7	30.6
Construction in progress	—	201.4	—	201.4	184.0
Advances to suppliers	—	79.6	—	79.6	76.1
Imports in progress	—	4.7	—	4.7	3.4
IT equipment	20	175.7	(139.0)	36.7	38.0

Total		6,705.7	(2,914.4)	3,791.3	3,131.5

(*)	According to a market announcement of December 22, 2009, subsidiary Terminal Químico de Aratu S.A. - Tequimar (“Tequimar”) acquired from Puma Storage do Brasil Ltda. (“Puma”) a terminal for liquid bulk storage with capacity of 83 thousand cubic meters located in the port of Suape, Pernambuco. That was the date of effective transfer of assets ownership and purchase price payment of R$ 44.0, of which R$ 31.0 was recorded as machinery and equipment and R$ 13.0 as improvements in leasehold properties.

Property, plant and equipment include net capitalized interest cost of R$ 27.4 and R$ 30.1 as of December 31, 2009 and 2008, respectively.

Construction in progress relates substantially to: (i) expansions and renovations in industrial facilities and (ii) construction and upgrade of service stations and fuel distribution bases.

Advances to suppliers of property, plant and equipment relate basically to toll manufacturing of equipment for expansion of plants.

As permitted by Law 11,638/07 and Resolution CVM 565/08, the Company decided to maintain the revaluation balances until their realization, through depreciation or write-off, and they became part of the cost value of goods. As of December 31, 2009, the revaluation balance of property, plant and equipment was R$ 20.5 (R$ 22.8 in 2008).

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

14.	INTANGIBLE ASSETS

	Average annual amortization rate - %	2009			2008
		Cost	Accumulated amortization/ provision for losses	Net	Net
Goodwill, net of tax effects	—	864.1	(103.1)	761.0	496.7
Software	20	228.6	(158.9)	69.7	65.7
Technology	20	23.7	(7.3)	16.4	14.5
Commercial property rights	3	16.3	(3.3)	13.0	13.6
Market rights	20	17.6	(14.9)	2.7	3.6
Others	10	4.0	(2.3)	1.7	0.5

		1,154.3	(289.8)	864.5	594.6

Movements in intangible assets in 2008 and 2009 are as follows:

	Goodwill, net of tax effects	Software	Technology	Commercial property rights	Market rights	Others	Total
Balance at December 31, 2007	—	33.1	15.0	14.1	4.2	0.5	66.9
Reclassification of initial implementation of Law 11,638/07 (see Note 2)	462.8	14.0	0.3	—	—	—	477.1

Balance at December 31, 2007 reclassified under Law 11,638/07	462.8	47.1	15.3	14.1	4.2	0.5	544.0
Consolidation of SERMA	—	10.7	—	—	—	—	10.7
Additions	342.4	29.1	—	—	1.3	—	372.8
Write-offs	—	(0.1)	—	—	—	—	(0.1)
Amortization	(62.1)	(21.1)	(0.8)	(0.5)	(1.9)	—	(86.4)
Deferred IRPJ/CSLL	(246.4)	—	—	—	—	—	(246.4)

Balance at December 31, 2008	496.7	65.7	14.5	13.6	3.6	0.5	594.6
Additions	399.0	32.5	5.5	—	0.9	2.2	440.1
Write-offs	—	—	—	—	—	(0.4)	(0.4)
Amortization	—	(28.5)	(3.6)	(0.6)	(1.8)	(0.6)	(35.1)
Deferred IRPJ/CSLL	(134.7)	—	—	—	—	—	(134.7)

Balance at December 31, 2009	761.0	69.7	16.4	13.0	2.7	1.7	864.5

Average annual amortization rate - %	—	20	20	3	20	10

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

In the income for the year, the amount of R$ 35.1 (R$ 86.4 as of December 31, 2008 and R$ 16.3 as of December 31, 2007) was recorded as amortization of intangible assets, of which R$ 26.8 (R$ 82.0 as of December 31, 2008) was classified as expenses and the rest was allocated to production and service cost.

The estimated aggregate amortization expense for the next five years is as follows:

Until 1 year	29.3
From 1 to 2 years	25.4
From 2 to 3 years	20.2
From 3 to 4 years	13.0
From 4 to 5 years	3.4
Thereafter	12.2

Total	103.5

Goodwill from acquisition of companies was amortized as of December 31, 2008, when its amortization has been ceased, and the net remaining balance is tested for impairment annually.

The Company has the following balances of goodwill as of December 31, 2009 and 2008, net of tax effects (see Note 10.a):

	2009	2008
Goodwill on the acquisition of:
Ipiranga	276.7	276.7
União Terminais	211.1	211.1
Texaco	264.3	—
Others	8.9	8.9

	761.0	496.7

Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational transportation and storage management, accounting information and other systems.

The Company records as technology certain rights held by the subsidiaries Oxiteno S.A., Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”), and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”). Such licenses cover the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which products are supplied to various industries.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

Commercial property rights, include those described below:

•

On July 11, 2002, the subsidiary Tequimar executed an agreement with CODEBA - Companhia das Docas do Estado da Bahia,which allows exporting from the area in which the Aratu Terminal is located for 20 years, renewable for a like period. The price paid by Tequimar was R$ 12.0, which is being amortized over the period from August 2002 to July 2042.

•

In addition, the subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002 renewable for a like period, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storage, handling, and distribution. The price paid by Tequimar was R$ 4.3, which is being amortized over the period from August 2005 to December 2022.

Research & development expenses amounted to R$ 22.2, R$ 19.1 and R$ 23.5 in the income for the year ended December 31, 2009, 2008 and 2007, respectively.

15.	DEFERRED CHARGES

	Average annual amortization rate - %	2009			2008
		Cost	Accumulated amortization	Net	Net
Restructuring costs	26	25.9	(16.1)	9.8	15.6

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

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

16.	FINANCING, DEBENTURES AND FINANCE LEASE

a)	Composition

Description	2009	2008	Index/Currency	Weighted average financial charges Dec. 31, 2009 - %	Maturity
Foreign currency:
Notes in the foreign market (b)	431.0	577.4	US$	+7.2	2015
ACC	118.6	184.2	US$	+2.4	<266 days
Syndicated loan (c)	104.1	140.0	US$+ LIBOR (i)	+1.2	2011
BNDES	46.9	46.5	US$	+6.1	2010 to 2016
FINIMP- RPR	16.6	—	US$	+3.5	2010
Financial institutions	12.2	19.8	MX$+ TIIE (ii)	+1.9	2010 to 2014
Financial institutions	9.6	48.9	US$+ LIBOR (i)	+1.8	2010 to 2011
Financial institutions	1.0	6.0	Bs (iii)	+20.4	2010 to 2013
FINIMP – Tequimar	0.8	4.8	US$	+7.0	2012
BNDES	0.5	3.5	UMBNDES (iv)	+8.2	2010 to 2011
Notes in the foreign market (c)	—	140.3	US$	+9.0	2020

Subtotal	741.3	1,171.4
Unrealized losses on swap transactions	39.0	—

Subtotal	780.3	1,171.4

Local currency:
Debêntures (d)	1,187.9	—	CDI	108.5	2012
BNDES	1,027.4	401.8	TJLP (iv)	+3.7	2010 to 2019
Banco do Brasil	532.2	516.7	CDI	91.8	2010
Caixa Econômica Federal	495.3	—	CDI	120.0	2012
Banco do Nordeste do Brasil	112.6	103.5	R$	8.5 (vi)	2018
Loan – MaxFácil	110.8	108.4	CDI	100.0	2010
FINEP	68.1	60.4	TJLP (v)	+0.9	2010 to 2014
Working capital loan – União Vopak/RPR	18.5	37.2	CDI	125.5	2010 to 2012
FINAME	16.7	39.1	TJLP (v)	+3.3	2010 to 2013
Postfixed finance lease (e)	13.2	24.5	CDI	+0.5	2010 to 2011
BNDES	12.3	—	R$	+5.1	2015
Financial institutions	2.2	—	R$	+10.1	2010
Prefixed finance lease (e)	2.1	1.0	R$	+13.6	2010 to 2014
Others	2.2	4.1	CDI	+0.4	2010 to 2011
Promissory notes (d)	—	1,203.8	CDI	+3.6	2009

Subtotal	3,601.5	2,500.5

Total of financing, debentures and finance lease	4,381.8	3,671.9

Current	1,059.3	1,658.1

Non-current	3,322.5	2,013.8

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

(i)	LIBOR = London Interbank Offered Rate.
(ii)	MX$ = Mexican peso; TIIE = Mexican interbank balance interest rate.
(iii)	Bs = Venezuelan Bolivares Fortes.
(iv)	UMBNDES = monetary unit of BNDES (Banco Nacional de Desenvolvimento Econômico e Social) is a “basket of currencies” representing the composition of foreign currency debt obligations of BNDES. As of December 2009, 95% of this composition reflected the U.S. dollar.
(v)	TJLP = set by the National Monetary Council, TJLP is the basic financing cost of BNDES. On December 31, 2009, TJLP was fixed at 6% p.a.
(vi)	Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to foster the development of the industrial sector, administered by Banco do Nordeste. On December 31, 2009, the FNE interest rate was 10% p.a. Over the interest, there is a compliance bonus of 15%.

The long-term amounts break down as follows by year of maturity:

	2009	2008
From 1 to 2 years	919.2	751.3
From 2 to 3 years	1,702.0	263.3
From 3 to 4 years	111.2	105.7
From 4 to 5 years	66.6	78.7
More than 5 years	523.5	814.8

	3,322.5	2,013.8

As provided in Resolution CVM 556/08, the transaction costs and issue premiums associated with fund raising by the Company and its subsidiaries were added to their financial liabilities, as shown in Note 16.f).

b)	Notes in the foreign market

In December 2005, the subsidiary LPG International Inc. issued US$ 250.0 in notes in the foreign market, with maturity in December 2015 and financial charge of 7.25% p.a., paid semiannually, with the first payment due June 2006. The issue price was 98.75% of the face value of the note, which represented a total return of 7.429% p.a. for the investor at the time of issuance. The notes were secured by the Company and Oxiteno S.A.

As a result of the issuance of notes in the foreign market, the Company and its subsidiaries, as mentioned above, are subject to certain commitments, including:

•	Limitation of transactions with shareholders owning more than 5% of any class of stock of the Company that are not as favorable to the Company as available in the market .

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

•	Required resolution of the Board of Directors for transactions with related parties in an amount exceeding US$ 15.0 (except transactions of the Company with subsidiaries and between subsidiaries).

•	Restriction on transfer of all or substantially all assets of the Company and its subsidiaries.

•	Restriction of encumbrances of assets exceeding US$ 150.0 or 15% of the value of the consolidated tangible assets.

The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

The Company is in compliance with all covenants at December 31, 2009.

c)	Notes in the foreign market and syndicated loan

In June 1997, the subsidiary Cia Ultragaz issued US$ 60.0 in notes in the foreign market (“Original Notes”) with maturity in 2005, and in June 2005 obtained the extension of the maturity of these notes for June 2020, with a put/call option in June 2008, which was not exercised by the subsidiary and investor financial institutions.

In June 2005, the subsidiary Oxiteno Overseas acquired all the Original Notes issued by Cia. Ultragaz with funds from a syndicated loan in the amount of US$ 60.0 with maturity in June 2008 and financial charge of 5.05% p.a. In June 2008, the syndicated loan was renewed under the same conditions, but the financial charges have been changed to LIBOR + 1.25% p.a. The syndicated loan is secured by the Company and subsidiary Oxiteno S.A.

As a result of the issuance of the syndicated loan, some obligations other than those in Note 16.b) must be maintained by the Company:

•	Maintenance of a financial index, determined by the ratio between net debt and consolidated Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial index determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

In April 2006, the subsidiary Oxiteno Overseas sold the Original Notes issued by Cia. Ultragaz to a financial institution. Simultaneously, the subsidiary acquired from that financial institution notes linked to the Original Notes (the Linked Note), as described in Note 5, thus obtaining an additional return on this investment. On December 23, 2009 the subsidiary Oxiteno Overseas sold the Linked Notes to the financial institution and repurchased the Original Notes.

The Company is in compliance with all covenants at December 31, 2009.

d)	Debentures

In June 2009, the Company made its third issuance of debentures, in single series of 1,200 simple, nonconvertible into shares, unsecured debentures with the following characteristics:

Face value of each:	R$1,000,000.00
Final maturity:	May 19, 2012
Payment of the face value:	Lump sum at final maturity
Interest:	100% CDI + 3.0% p.a.
Payment of interest:	Annually
Reprice:	Not aplicable

The funds obtained with this issuance were used for prepaid payment, in June 2009, of 120 Promissory Notes in the total amount of R$ 1,200,000 issued by the Company in December 2008.

In December 2009, the Company concluded the review of certain terms and conditions of its third issuance of debentures. Thus, the interest of the debentures was reduced to 108.5% CDI and its maturity date was extended to December 4, 2012. The debentures have annual interest payments and amortization in one single tranche at the maturity date, as according to the following characteristics:

Face value of each:	R$ 1,000,000.00
Final maturity:	December 4, 2012
Payment of the face value:	Lump sum at final maturity
Interest:	108,5% CDI
Payment of interest:	Annually
Reprice:	Not applicable

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

e)	Finance leases

The subsidiaries IPP, Tequimar and Serma have finance lease contracts primarily related to fuel distribution equipment, such as tanks, pumps, VNG compressors, computer equipment and vehicles. These contracts have terms between 36 and 60 months.

The subsidiaries have the option to purchase the assets at a price substantially lower than the fair market price on the date of option, and management intends to exercise such option. No restrictions are imposed on these agreements.

The amounts of the equipments, net of depreciation, and of the liabilities corresponding to such equipment, recorded as of December 31, 2009 and 2008, are shown below:

	2009		2008
	Fuel distribution equipment	IT equipment and vehicles	Fuel distribution equipment	IT equipment and vehicles
Equipments net of depreciation	22.5	3.7	25.4	3.7
Financing	13.1	2.2	23.3	2.1

Current	10.1	0.6	11.3	1.2
Non-current	3.1	1.5	12.0	0.9

The future disbursements (installments), assumed under these contracts, total approximately:

	2009		2008
	Fuel distribution equipment	IT equipment and vehicles	Fuel distribution equipment	IT equipment and vehicles
Up to 1 year	10.3	0.9	11.7	1.4
More than 1 year	3.1	1.8	12.2	1.1

	13.4	2.7	23.9	2.5

The above installments include the amounts of ISS payable on the monthly installments.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

f)	Transaction costs

Transaction costs incurred in obtaining financial resources were deducted from the value of the financial instrument and recorded as expense according to the effective rate, as follows:

	Effective rate of transaction costs (% p.a.)	Balance as of Dec. 31, 2008	Incurred cost	Amortization	Balance as of Dec. 31, 2009
Debentures (d)	0.6%	—	22.5	(2.7)	19.8
Caixa Econômica Federal	0.8%	—	11.2	(3.1)	8.1
Notes in the foreign market (b)	0.2%	8.1	—	(3.0)	5.1
Banco do Brasil	0.2%	0.7	—	(0.6)	0.1
Promissory notes (d)	1.1%	—	12.7	(12.7)	—
Others	0.7%	0.8	0.8	(0.6)	1.0

Total		9.6	47.2	(22.7)	34.1

The amount to be appropriated to income in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Debentures (d)	6.3	6.7	6.8	—	—	—	19.8
Caixa Econômica Federal	3.7	3.8	0.6	—	—	—	8.1
Notes in the foreign market (b)	0.9	0.9	0.9	0.8	0.8	0.8	5.1
Banco do Brasil	0.1	—	—	—	—	—	0.1
Others	0.4	0.3	—	0.1	0.1	0.1	1.0

Total	11.4	11.7	8.3	0.9	0.9	0.9	34.1

g)	Collateral

Financing is secured by liens on property, plant and equipment amounting to R$ 38.7 as of December 31, 2009 (R$ 66.7 in 2008), by guarantees in the amount of R$ 2,617.9 as of December 31, 2009 (R$ 1,440.5 in 2008) and promissory notes.

Some subsidiaries issued collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 20.2 as of December 31, 2009 (R$ 18.8 in 2008), with maturities of no more than 211 days. As of December 31, 2009, the Company and its subsidiaries did not have losses or recorded any liabilities in connection with these collaterals.

Some financing agreements of the Company and its subsidiaries have cross default clauses that require them to pay the debt assumed in case of default of other debts equal to or greater than US$ 10.0. As of December 31, 2009, there was no event of default of the debts of the Company and its subsidiaries.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

7.	SHAREHOLDERS’ EQUITY

a)	Share capital

The Company is a publicly traded company listed on the São Paulo (“BM&FBovespa”) and New York Stock Exchanges (“NYSE”) with a subscribed and paid-in capital represented by 136,095,999 shares without par value, including 49,429,897 common and 86,666,102 preferred shares.

As of December 31, 2009, 13,024,251 preferred shares were outstanding abroad in the form of American Depositary Receipts (“ADRs”).

Preferred shares are nonconvertible into common shares, nonvoting, and give their holders priority in capital redemption, without premium, upon liquidation of the Company.

At the beginning of 2000, the Company granted tag-along rights under a shareholders’ agreement, which gives non-controlling shareholders the right to the same conditions as negotiated by the controlling shareholders in case of transfer of the control of the Company. In 2004, these rights were incorporated into the Bylaws of the Company.

The Company is authorized to increase the capital without amendment to the Bylaws, by resolution of the Board of Directors, up to the limit of R$ 4,500,000 through the issuance of common or preferred shares, regardless of the current number of shares, subject to the limit of 2/3 of preferred shares in the total shares issued.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

b)	Treasury shares

The Company acquired shares issued by itself at market prices without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with Instructions CVM 10 of February 14, 1980 and 268 of November 13, 1997. In 2009, there were no stock repurchases.

As of December 31, 2009, the Company and its subsidiaries held 2,592,247 preferred shares (2,138,772 preferred shares, net of shares provided to certain executives of these subsidiaries as described in Note 9.c) and 6,617 common shares in treasury, which had been acquired at the average cost of R$ 54.22 and R$ 19.30 per share, respectively. The average acquisition cost was adjusted to reflect the stock dividends and reverse stock split.

The price of preferred shares issued by the Company as of December 31, 2009 on BM&FBovespa was R$ 80.11.

c)	Capital reserve

The capital reserve reflects the gain of the transfer of shares at market price to be held in treasury in the Company’s subsidiaries, at an average price of R$ 47.26 per share. Such shares were used to award beneficial ownership to executives of these subsidiaries, as mentioned in Note 9.c).

d)	Revaluation reserve

This revaluation reserve reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off or disposal of the revalued assets of the subsidiaries, and also based on the tax effects of the provisions created by these subsidiaries.

In some cases, tax charges on the equity-method revaluation reserve of certain subsidiaries are recognized as the reserve is realized, as they preceded the issuance of Resolution CVM 183/95.

e)	Profit reserve

Legal reserve

Under the Brazilian corporate law, the Company is required to appropriate 5% of annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

Reserve for retention of profits

This reserve is supported by the investment program in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments, in conformity with article 196 of the Brazilian corporate law, and includes both a portion of net income and the realization of the revaluation reserve, and in 2008, the portion of initial adjustments to Law 11,638/07 and 11,941/09.

Unrealized profit reserve

This reserve is established in conformity with Article 197 of the Brazilian corporate law, based on the equity pick-up in subsidiaries and affiliated companies. The realization of this reserve usually occurs on receipt of dividends, sale and write-off of investments.

f)	Dividends and allocation of net income for the year in the parent company

The shareholders are entitled under the Bylaws to a minimum annual dividend of 50% of adjusted net income calculated in accordance with the Brazilian Corporate Law.

The proposed dividends reflected in the financial statements of the Company, subject to approval of shareholders at a General Meeting, are as follows:

2009

Net income attributable to owners of the parent for the year	466.7
Legal reserve	(23.3)
Retained earnings	(164.8)

Dividends payable	278.6

Interim dividends (R$ 0.89 per share)	(119.2)

Proposed dividends payable (R$ 1.19 per share)	(159.4)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

g)	Valuation adjustment

In valuation adjustment (i) the differences between the fair value and adjusted cost of financial investments classified as available for sale and financial instruments designated as a cash flow hedge of the change in interest rates and (ii) the effect of exchange rate changes on derivatives designated as hedging by RPR, used to protect the future cash flow are recognized directly in shareholders’ equity. In all cases, the gains and losses recorded in the shareholders’ equity are included in income, in the case of financial instruments prepayment.

h)	Cumulative translation adjustments of foreign currency

The change in exchange rates on foreign subsidiaries denominated in a currency other than the currency of the Company is directly recognized in the shareholders’ equity. This accumulated effect is reflected in income for the year as a gain or loss only in case of disposal or write-off of the investment.

18.	OTHER INCOME

Other income is composed of R$ 20.3 (revenue) (R$ 11.2 (revenue) in 2008 and R$ 8.8 (revenue) in 2007) mainly of gains from the sale of property, plant and equipment, especially LPG bottles, land, vehicles, and tank wagons. In 2008 they include the gain on the disposal of all interest held by the subsidiary Oxiteno S.A. in Petroquímica União S.A.

19.	SEGMENT INFORMATION

The Company operates four main business segments: gas distribution, fuel distribution, chemicals, and logistics. The gas distribution segment distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast Regions of Brazil (segment Ultragaz). The fuel distribution segment operates the distribution of fuels and lubricants and related activities throughout all the Brazilian territory, since the acquisition of Texaco on April 1, 2009 (segment Ipiranga). The chemicals segment produces ethylene oxide and its derivatives, which are the raw materials for the cosmetics & detergent, agrochemical, paint & varnish, and other industries (segment Oxiteno). The logistics segment provides transportation and storage services, especially in the Southeast, and Northeast Regions of Brazil (segment Ultracargo). The segments shown in the financial statements are strategic business units supplying different products and services. Inter-segment sales are at prices similar to those that would be charged to third parties.

The main financial information on each segment of the Company can be stated as follows (excluding inter-segment transactions):

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

	2009						2008	2007
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Other	Consolidated	Consolidated	Consolidated
Net revenue	3,438.7	1,921.1	272.9	30,458.0	25.2	36,115.9	28,268.0	19,921.3
Operating earnings before financial revenues (expenses), other income and equity in income of affiliates	162.3	40.7	52.5	622.6	36.9	915.0	713.4	486.1
Total assets	1,316.2	2,682.5	886.9	5,729.8	513.9	11,129.3	9,667.2	9,309.3

On the table above, the column “others” is composed primarily of the parent company Ultrapar Participações S.A. and the investment in RPR.

Disclosures of segments in accordance with U.S. GAAP are made in Note 24.V.g).

20.	NET FINANCIAL INCOME

	2009	2008	2007
Financial revenues:
Interest on financial investments	129.9	232.1	145.1
Interest from customers	34.0	22.5	19.2
Other revenues	5.1	2.6	(0.9)

	169.0	257.2	163.4

Financial expenses:
Interest on financing	(315.5)	(304.1)	(97.3)
Interest on debentures	(81.1)	(22.1)	(123.9)
Interest on finance leases	(2.4)	(2.9)	—
Bank charges, IOF and other charges (*)	(39.1)	(24.5)	(57.4)
Monetary changes and changes in exchange rates, net of income from hedging instruments	12.4	(46.3)	10.6
Provisions updating and other expenses	(21.5)	(26.1)	(14.8)

	(447.2)	(426.0)	(282.8)

Financial income	(278.2)	(168.8)	(119.4)

(*)	In 2009, includes R$11.0 of guarantee commission related to Texaco and R$ 4.5 related to IOF (tax on financial operations) on foreign exchange contract for the acquisition of Texaco and in 2007 includes R$ 29.3 of CPMF (tax on financial transactions).

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

21.	RISKS AND FINANCIAL INSTRUMENTS

Risk management and financial instruments—Governance

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

The Company has a conservative policy for the management of assets, financial instruments and financial risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the proper conduct of business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

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

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

Currency risk

Most operations of the Company and its subsidiaries are located in Brazil and, therefore, the reference currency for currency risk management is the Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term net sales in foreign currency of Oxiteno.

The subsidiaries of the Company use exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency, in order to reduce the effects of changes in exchange rates on its results and cash flows in Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currency are stated below, translated into Reais as of December 31, 2009 and December 31, 2008:

Assets and liabilities in foreign currency

	2009	2008
Assets in foreign currency
Financial assets in foreign currency (except instrument of protection)	231.6	575.0
Foreign trade receivables, net of advances on export contract and provision for loss	40.1	52.0
Advances to foreign suppliers, net of accounts payable arising from imports	43.4	79.1
Investments in foreign subsidiaries	59.8	111.9

	374.9	818.0

Liabilities in foreign currency
Financing in foreign currency	(724.8)	(1,171.4)
Currency hedging instruments	227.9	242.0

Net asset (liability) position	(122.0)	(111.4)
Net asset (liability) position – RPR[1]	87.0	—
Net asset (liability) position – total	(35.0)	—

(1)	Amount disclosed on December 31, 2009 due to its magnitude and to RPR having independent financial management. The net asset position of RPR reflects the amount of R$ 126.0 of contracted exchange rate swaps primarily to protect the future import of oil, net of (i) R$ 17.0 of financing in foreign currency and (ii) R$ 22.0 of suppliers in foreign currency.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

Based on the net liability position of R$ 122.0 in foreign currency shown above, the Company estimates that a 10% devaluation (valuation) of the Real would produce a total effect of R$ 12.2, of which R$ 17.7 of financial expense (revenue) and R$ 5.5 of gain (loss) directly recognized in the shareholders’ equity in cumulative translation adjustments (see Note 3.n).

Interest rate risk

The Company and its subsidiaries adopt conservative policies for fund raising and use of financial resources and capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the interest rate for Interbank Certificate of Deposit (CDI), as set forth in Note 5. Fund raising primarily results from financing from BNDES and other development agencies, debentures and funds raised in foreign currency, as shown in Note 16.

The Company does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. As of December 31, 2009, the Company and its subsidiaries did not have derivative financial instruments for interest rate risk management linked to domestic loans.

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

Government credit risk - The Company and its subsidiaries have financial investments in federal government bonds of Brazil and countries rated AAA or Aaa by specialized credit rating agencies. The volumes of financial investments are subject to maximum limits by country and, therefore, require diversification of counterparty.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

Customer credit risk - Such risks are managed by each business unit through specific criteria for acceptance of customers and credit rating and are additionally mitigated by diversification of sales. As of December 31, 2009, Ipiranga maintained R$ 98.3 (R$ 47.0 in 2008), Ultragaz maintained R$ 12.7 (R$ 9.0 in 2008), Oxiteno maintained R$ 2.1 (R$ 2.3 in 2008) and the subsidiaries of Ultracargo Operações Logísticas e Participações Ltda. maintained, R$ 1.3 (R$ 1.5 in 2008) as a provision for potential loss on their accounts and assets receivables.

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

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections of this Note, therefore, are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments or instruments with a margin call are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section Risk management and financial instruments – Governance of this Note, the Committee monitors compliance with the risk standards established by the Policy through a risk monitoring map, including the use of hedging instruments, on a monthly basis.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

The table below summarizes the position of hedging instruments adopted by the Company and its subsidiaries:

	Counterparty	Maturity	Initial notional amount		Fair value		Amounts payable or receivable for the period (Dec. 31, 2009)
			2009	2008	2009	2008	Amount receivable	Amount payable
			US$	US$	R$	R$	R$	R$
Swap contracts
a - Exchange rate swaps receivable in U.S. dollars	Bradesco, Citibank, Goldman Sachs, HSBC, Itaú, Santander	Jan 2010 to Dec 2015
Receivables in U.S. dollars			202.8	123.5	350.8	291.6	350.8	—
Payables in CDI interest rate			(202.8)	(123.5)	(385.5)	(236.4)	—	385.5

Total result			—	—	(34.7)	55.2	350.8	385.5

b - Exchange rate swaps payable in U.S. dollars	Bradesco, Citibank, Deutsche, Itaú, Santander	Jan 2010 to Apr 2010
Receivables in CDI interest rates			69.2	18.3	122.1	44.1	122.1	—
Payables in U.S. dollars			(69.2)	(18.3)	(118.9)	(42.9)	—	118.9

Total result			—	—	3.2	1.2	122.1	118.9

c - Interest rate swaps	Itaú	Jun 2011
Receivables in LIBOR interest rate in U.S. dollars			60.0	60.0	100.7	133.8	100.7	—
Payables in fixed interest rate in U.S. dollars			(60.0)	(60.0)	(104.7)	(140.5)	—	104.7

Total result			—	—	(4.0)	(6.7)	100.7	104.7

d - NDFs (non-deliverable forwards) – RPR	Banco do Brasil, HSBC	Jan 2010 to Nov 2010
Receivables in U.S. dollars			73.3		125.9		125.9	—
Payables in predetermined interest rate in R$			(73.3)		(127.8)		—	127.8
Total result			—		(1.9)		125.9	127.8
Total gross result			—	—	(37.4)	49.7	699.5	736.9
Income tax			—	—	(1.6)	(11.8)	(1.6)	—

Total net result			—	—	(39.0)	37.9	697.9	736.9

All transactions mentioned above were properly registered with CETIP S.A., except for the interest rate swap, which is an over-the-counter contract governed by ISDA (International Swap Dealers Association, Inc.) executed with the counterparty Banco Itaú BBA S.A. – Nassau Branch.

Hedging instruments existing as of December 31, 2009 are described below, according to their category, risk, and protection strategy:

Hedging against foreign exchange exposure of liabilities in foreign currency - The purpose of these contracts is to offset the effect of the change in exchange rates of a debt in U.S. dollars by converting it into a debt in Reais linked to CDI. As of December 31, 2009, the Company and its subsidiaries had outstanding swap contracts totaling US$ 202.8 in notional amount and, on average, they had asset position at US$ + 4.94 p.a. and liability position at 116.70 % of CDI.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

Hedging against foreign exchange exposure of operations - The purpose of these contracts is to make the exchange rate of the turnover of the subsidiaries of Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials. As of December 31, 2009, these swap contracts totaled US$ 69.2 and, on average, had an asset position at 77.56% of CDI and liability position at US$ + 0.0% p.a.

Hedging against floating interest rate in foreign currency - The purpose of this contract is to convert the interest rate on the syndicated loan in the principal of US$ 60.0 from floating into fixed. As of December 31, 2009, the subsidiary Oxiteno Overseas had a swap contract with a notional amount of US$ 60.0, with an asset position at US$ + LIBOR + 1.25% p.a. and a liability position of US$ + 4.93% p.a.

Hedging against foreign exchange exposure of a firm commitment in foreign currency (RPR) - The purposes of these contracts is to offset the effect of the change in exchange rates on imports of oil denominated in U.S. dollars (US$ 63.5) and the financing denominated in foreign currency (US$ 9.8). On December 31, 2009 the subsidiary RPR held NDF (non-deliverable forwards) contracts with contracted average future U.S. dollar of R$ 1.8096/US$ and principal, proportional to the Company’s interest of US$ 73.3.

The Company and its subsidiaries designate as cash flow hedges some instruments of protection for future cash flows. These instruments of protection whose purpose is to protect the cash flows (i) from the risk of fluctuations in Libor on loans contracted and (ii) the risk of exchange rate changes of subsidiary RPR on future imports of oil denominated in U.S. dollars. On December 31, 2009 these instruments of protection amounted US$ 123.5.

Gains (losses) on instruments of protection

The following table summarizes the values of gains (losses) recorded in the fiscal year 2009 which affected the income statement and shareholders’ equity of the Company and its subsidiaries:

	Income	Shareholders’ equity
a - Exchange rate swaps receivable in U.S. dollars	(24.1)	—
b - Exchange rate swaps payable in U.S. dollars	30.5	—
c - Interest rate swaps	(2.2)	2.7
d - NDFs (non-deliverable forwards) – RPR	(5.4)	(0.2)

Total	(1.2)	2.5

The table above does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars, when this effect is offset in the income of the hedged subject (debt).

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

Fair value of financial instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, as of December 31, 2009 and December 31, 2008 are stated below:

	2009		2008
	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and banks	128.3	128.3	164.4	164.4
Currency and interest hedging instruments	—	—	37.9	37.9
Financial investments	2,193.9	2,193.9	1,931.4	1,931.4

	2,322.2	2,322.2	2,133.7	2,133.7

Financial liabilities:
Currency and interest hedging instruments	39.0	39.0	—	—
Financing	3,139.6	3,173.1	3,646.4	3,601.1
Debentures	1,187.9	1,187.9	—	—
Finance lease	15.3	15.3	25.5	25.5

	4,381.8	4,415.3	3,671.9	3,626.6

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair values of cash on current account are identical to the carrying values.
•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the financial statements, which correspond to their fair value.
•

Financial investments in CDBs and similar investments offer daily liquidity through repurchase in the yield curve and, therefore, the Company believes their fair value corresponds to their carrying value.

•

The fair value of other financial investments and financing was determined using calculation methodologies commonly used for marking-to-market, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of December 31, 2009 and December 31, 2008. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries used quotes provided by the transaction counterparties.

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

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

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

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S. dollar futures contracts quoted on BM&FBovespa as of December 31, 2009. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 2.73 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional devaluation, respectively, of Real in the likely scenario.

Based on the balances of the hedging instruments and hedged items as of December 31, 2009, the exchange rates were replaced, and the changes between the new balance in Reais and the balance in Reais as of December 31, 2009 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	93.2	194.2	295.3
(2) Debts in dollars	appreciation	(93.1)	(194.1)	(295.2)

(1)+(2)	Net Effect	0.1	0.1	0.1

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(3.4)	(34.4)	(65.3)
(4) Gross margin of Oxiteno	devaluation	3.4	34.4	65.3

(3)+(4)	Net Effect	—	—	—

NDF exchange (RPR)
(5) NDF Receivables in U.S. Dollars	Dollar	5.7	39.1	72.4
(6) Petroleum imports / FINIMP	appreciation	(5.7)	(39.1)	(72.4)

(5)+(6)	Net Effect	—	—	—

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

For the sensitivity analysis of the interest rate hedging instrument, the Company used the future LIBOR curve (BBA – British Banker’s Association) as of December 31, 2009 at maturity of the swap and of the syndicated loan (hedged item), which occurs in 2011, in order to define the likely scenario. Scenarios II and III were estimated with a 25% and 50% deterioration, respectively, in the estimate of the likely LIBOR.

Based on the three interest rate scenarios, management estimated the values of its loan and of the hedging instrument by calculating the future cash flows associated with each instrument adopted according to the projected scenarios and adjusting them to present value by the rate in effect on December 31, 2009. The result is stated on the table below:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Interest rate swap (in dollars)
(1) LIBOR / fixed rate swap	Increase in	1.5	2.0	2.6
(2) LIBOR Debt	LIBOR	(1.5)	(2.0)	(2.6)

(1)+(2)	Net Effect	—	—	—

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

22.	CONTINGENCIES AND COMMITMENTS

a)	Civil, tax and labor proceedings

On October 7, 2005, the subsidiaries Cia Ultragraz and Bahiana Distribuidora de Gás Ltda. (“Bahiana”) filed for and obtained a preliminary injunction to offset PIS and COFINS credits against other taxes administered by the Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court judgment on May 16, 2008. Under the preliminary injunction obtained, the subsidiaries have been making judicial deposits for these debits in the accumulated amount of R$ 135.8 as of December 31, 2009 (R$ 117.7 as of 2008) and have recorded a corresponding liability.

Subsidiaries Cia. Ultragaz, Utingás Armazenadora S.A. (“Utingás”), Tequimar, Transultra and Ultracargo - Operações Logísticas e Participações Ltda. (“Ultracargo Participações”) have filed actions with a motion for preliminary injunction seeking full and immediate utilization of the supplementary monetary adjustment based on the Consumer Price Index (IPC)/National Treasury Bonds (BTN) for 1990 (Law 8200/91) and maintain a provision of R$ 15.4 as of December 31, 2009 (R$ 14.6 as of 2008) to cover any contingencies if they lose such actions.

The Company and some of its subsidiaries have filed actions with a motion for preliminary injunction against the application of the law restricting offset of tax losses (IRPJ) and negative tax bases (CSLL) determined as of December 31, 1994 to 30% of the income for the year. As a result of the position of the Federal Supreme Court (STF) and based on the opinion of its legal counsel, a provision was recorded for this contingency in the amount of R$ 7.0 as of December 31, 2009 (R$ 6.8 as of 2008).

The subsidiary IPP has proposed a Declaratory Action questioning the constitutionality of Law No. 9,316/96, which denied the CSLL from the IRPJ calculation basis. This action had its application denied at lower court levels, and the subsidiary is awaiting the judgment of the appeal made to the STF. As a result of the decisions issued, the subsidiary has constituted judicial deposits and recorded a provision for contingencies amounting to R$ 12.5 as of December 31, 2009.

Based on the favorable jurisprudence and the opinion of its legal counsel, the subsidiaries Oxiteno Nordeste and Oxiteno S.A. filed, lawsuits to obtain exclusion of export revenues from the tax base for CSLL. The preliminary injunction was granted to Oxiteno Nordeste and the subsidiary is making judicial deposits of the amounts in discussion, as well as provisioning the corresponding contingency in the amount of R$ 0.9; the subsidiary Oxiteno S.A. awaits judgment of appeal against the sentence which denied the requested preliminary injunction, and is still normally paying the CSLL.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia. Ultragaz, Transultra, RPR, Tropical Transportes Ipiranga Ltda. (“Tropical”), Empresa Carioca de Produtos Químicos S.A. (“EMCA”) e IPP, filed for a preliminary injunction seeking the deduction of ICMS from the PIS and COFINS tax basis. Oxiteno Nordeste and IPP obtained a preliminary injunction and are paying the disputed amounts into judicial deposits, as well as recording the respective provision in the amount of R$ 43.6 as of December 31, 2009 (R$ 24.3 as of 2008); the others subsidiaries did not obtain a preliminary injunction and are awaiting the judgment of these lawsuits.

The Company and its subsidiaries obtained preliminary injunctions to pay PIS and COFINS contributions without the changes introduced by Law 9,718/98 in its original version. The ongoing questioning refers to the levy of theses taxes on sources other than revenues. In 2005, the STF decided the question in favor of the taxpayer. Although it has set a precedent, the effect of this decision does not automatically apply to all companies, since they must await judgment of their own legal lawsuits. In the first half of 2007, the Company and its subsidiaries reversed previously recorded accruals in the amount of R$ 12.8, net of attorney’s fees. The Company has subsidiaries whose lawsuits have not yet been decided. If all ongoing lawsuits are finally decided in favor of the subsidiaries, the Company estimates that the total positive effect on income before income tax and social contribution will reach R$ 34.2, net of attorney’s fees.

The Company and its subsidiaries are recording provision for PIS and COFINS calculated on the basis of the interest on capital. The total amount accrued at December 31, 2009 is R$ 21.7 (R$ 21.9 as of 2008).

The subsidiary IPP has provisions for contingencies related to ICMS related mainly to: (a) ownership of the credit for the difference between the value that was the basis for the retention tax and the amount actually practiced in sales to final consumers, resulting in excessive retention of ICMS by the Refinery, R$ 50.3, (b) delinquency notice for interstate sales of fuel to industrial customers without taxation of ICMS, because the interpretation of Article 2 of the LC 87/96, R$ 40.6, (c) requirement of the reversal of ICMS credits in the State of Minas Gerais, in the interstates, made under Article 33 of the ICMS Convention 66/88, which allowed the maintenance of the credits and was suspended by a preliminary injunction granted by the STF, R$ 39.2, (d) requirement of ICMS-ST on interstate sales from the distributors to final consumers, because there is no retention under the duration of the Conventions ICMS 105/92 and 112/93 R$ 17.7 (e) assessments for deducting of unconditional discounts from the tax basis for ICMS due to tax substitution, in the state of Minas Gerais, R$ 16.8, (f) delinquency notice resulting from lack of ICMS collection in the States due to errors or lack of delivery of reports in interstate operations, contemplated by Convention ICMS 54/02, that enabled the transfer of ICMS to the state of fuel consumption, R$ 3.8, and (g) requirement for the reversal of ICMS credits on transportation services taken during the freight reimbursement system established by the DNC (currently ANP – National Petroleum, Natural Gas and Biofuel Agency), R$ 8.9.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

The main tax claims of the subsidiary IPP that were considered to pose a possible risk (but not probable) of loss, and based on this position, have not been provided for in the financial statements, relate to ICMS and related mainly to: (a) assessments for lack of retention of ICMS-ST in the sale of petroleum products to customers who held decisions designed to separate the tax substitution, R$ 101.8, (b) requirement of proportionate reversal of ICMS credits in view of the acquisitions of hydrous ethanol to give higher values than the its sales, because of the transfer of a portion of financial support for agriculturists (FUPA) made by the distributors upon the acquisitions subsequently reimbursed by the DNC, R$ 69.7, (c) requirement of the reversal credit on the difference between the values that formed the basis for withholding tax and the amounts actually charged on sales to final consumers, R$ 39.2, (d) assessments for alleged non-payment of taxes, R$ 47.0, (e) requirement by SEFAZ RJ-reversal of ICMS credits on purchases of basic oils, due to the subsequent output of finished lubricant without taxation, R$ 34.7, (f) delinquency notice on interstate sales of fuel for industrial customer without ICMS, following the interpretation of Article 2 of LC 87/96, R$ 14.6, (g) records of notices issued in Ourinhos / SP for the operations to return the loan of ethanol made with tax deferral, R$ 18.4, (h) assessments in the State of Rio de Janeiro demanding the reversal of ICMS credits generated in interstate shipments made under Article 33 of the ICMS Convention 66/88, which allowed the maintenance of credit and was suspended by a preliminary injunction granted by STF, R$ 14.2, (i) disallowance of ICMS credits taken in the bookkeeping of bills considered inapt, though the understanding of the STJ is in the sense that it is possible to take credit for the buyer even if there is defect in the document of the seller, provided that the remains confirmed that the transaction actually took place, R$ 15.0, (j) records of notices issued on the grounds of alleged improper calculation of the base of ICMS, since it was not included in the database to calculate the value of the tax itself in interstate operations with petroleum products for final consumers, R$ 12.8, (k) requiring the reversal of ICMS credits on the freight contract to transport fuel, due to the fact that the operation is not taxed as constitutional non-impact, for R$ 12.4 and (l) assessments arising from surplus or shortage of stock, occurred due to differences in temperature or handling the product in which the review believes that there is input or output without a corresponding issue of invoice, R$ 10.1.

In addition, the subsidiary IPP has infraction of the non-approval of set-off of IPI credits appropriate under inputs taxed whose outputs were under the protection of immunity. The non-provisioned amount of contingency, updated as of December 31, 2009, is R$ 53.3 (R$ 40.4 as of 2008). The subsidiary also has legal lawsuits to guarantee the compensation of overpaid PIS values before the declaration of unconstitutionality of Decrees 2,445/88 and 2,449/88, which non-provisioned amount updated as of December 31, 2009 is R$ 98.6.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

In 1990, the Union of Workers in Petrochemical Plants, of which the employees of the subsidiaries Oxiteno Nordeste and EMCA are members, filed an action against the subsidiaries to enforce adjustments established under a collective labor agreement, in lieu of the salary policies actually implemented. At the same time, the Employers’ Association proposed a collective bargaining for interpretation and clarification of Clause Four of the agreement. Based on the opinion of its legal counsel, who reviewed the latest decision of STF in the collective bargaining and the position of the individual action of the subsidiary Oxiteno Nordeste, management of the subsidiaries did not deem it necessary to record a provision as of December 31, 2009.

Subsidiary Cia. Ultragaz is facing an administrative case pending before the CADE, for alleged anticompetitive practice in cities in the Triângulo Mineiro region in 2001. Recently, the CADE entered a decision against Cia. Ultragaz imposing a penalty of R$ 23.1. This administrative decision had its execution suspended under court order and the merits are being discussed in court. Based on the above elements and on the opinion of its legal counsel, the subsidiary’s management did not record a provision to this contingency.

Subsidiary Cia. Ultragaz is the defendant in legal proceedings for damages arising from an explosion in 1996 in a shopping mall located in the City of Osasco, State of São Paulo. Such proceedings involve: (i) individual proceedings brought by victims of the explosion seeking compensation for loss of income and pain and suffering (ii) request for compensation for expenses of the shopping mall administrator and its insurer; and (iii) class action seeking economic and non-economic damages for all victims injured and dead. The subsidiary believes that it produced evidence that the defective gas pipelines in the shopping mall caused the accident, and Ultragaz’s local LPG storage facilities did not contribute to the explosion. Out of the 64 actions decided to date, 63 were favorable, of which 29 are already shelved; only 1 was adverse in the second instance, which can still be appealed, and if such decision is upheld, the value is R$ 17. There is only 1 action yet to be decided. The subsidiary has insurance coverage for these legal proceedings, and the value not insured is R$ 19.6. The Company did not record any provision for this value because it considers the chances of realization of this contingency as essentially remote.

Subsidiary IPP has provisions for settlement of terms of contracts with customers and ex-service providers, as well as environmental issues, in the amount of R$ 31.7 as of December 31, 2009 (R$ 3.7 in 2008).

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

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

Movements in provisions, net of amounts in escrow, are as follows:

Provisions	Balance in 2008	Opening balance of Texaco acquisition	Additions	Write-offs	Adjustments	Balance in 2009
IRPJ and CSLL	143.6	12.6	14.6	—	11.3	182.1
PIS and COFINS	48.8	8.0	8.8	(1.7)	4.1	68.0
ICMS	62.7	132.1	1.2	(7.9)	4.5	192.6
INSS	8.1	—	—	(0.3)	0.7	8.5
Civil litigation	3.9	28.5	—	(0.5)	—	31.9
Labor litigation	11.4	12.0	—	(14.6)*	0.2	9.0
Other	5.6	—	0.8	(0.2)	0.7	6.9
(-) Amounts in escrow	(148.1)	(23.8)	(20.8)	1.1	(12.7)	(204.3)

Total	136.0	169.4	4.6	(24.1)	8.8	294.7

*	In August 2009, the amount of R$ 11.2, related to the education salary of IPP was reclassified to “Other Payables”, given the authorization to pay the amount in installments to the National Fund for Development of Education (FNDE).

In November 2009, the Company and its subsidiaries registered adhesion to a debt amnesty established by Law 11,941/09, allowing benefits of reduced penalties, interest, and legal fees, and are analyzing which debts before the Federal Revenue Services, Attorney General of the National Treasury and Social Security will be included in it. The deadline for this decision, in accordance with Law 11,941/09, expires at the end of February 2010 (see Note 25.b).

b)	Contracts

Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its port facilities in Aratu and Suape, respectively. Such agreements set a minimum value for cargo movement of 1,000,000 tons per year in Aratu by 2022, and 250,000 tons per year in Suape, effective through 2027. With the acquisition of Puma’s assets (see Note 13), the subsidiary Tequimar entered into another agreement with Complexo Industrial Portuário Governador Eraldo Gueiros that sets a additional minimum value for cargo movement of 400,000 tons of cargo per year in Suape, by 2029. If the annual movement is less than the minimum required, then the subsidiary will have to pay the difference between the actual movement and the minimum required by the agreements, using the port rates in effect at the date established for payment. As of December 31, 2009, such charges were R$ 5.79 and R$ 1.38 per ton for Aratu and Suape, respectively. The subsidiary has met the minimum cargo movement requirements since the beginning of the agreements.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

At December 31, 2009, future minimum lease payments under these operating leases are: R$ 6.7 in 2010, R$ 6.7 in 2011, R$ 6.7 in 2012, R$ 6.7 in 2013, R$ 6.7 in 2014 and thereafter R$ 55.5. A substantial part of these leases are paid directly to the port authorities by Tequimar’s customers. The part of such lease expenses paid by Tequimar amounted to R$ 4.0 in 2009, R$ 2.6 in 2008 and R$ 2.3 in 2007.

Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A., setting a minimum value for quarterly consumption of ethylene and establishing conditions for the supply of ethylene until 2021. The minimum purchase commitment and the actual demand accumulated to December 31, 2009 and 2008, expressed in tons of ethylene, are shown below. In case of breach of the minimum purchase commitment, the subsidiary agrees to pay a penalty of 40% of the current ethylene price, to the extent of the shortfall. The provision of minimum purchase commitment is under renegotiation with Braskem, including the minimum purchase commitment related to 2009.

	Minimum purchase commitment			Accumulated demand (actual)
	2009	2008		2009	2008
In tons of ethylene	189,694	173,005	(*)	168,938	173,049

(*)	Adjusted for the maintenance stoppages carried out by Braskem in the period.

At December 31, 2009, future minimum purchase commitment fines under this contract, based on the price prevailing at that date, are: R$ 190.2 in 2010, R$ 220.2 in 2011, R$ 225.2 in 2012, R$ 230.2 in 2013, R$ 230.2 in 2014 and R$ 1,646.4 between 2015 and 2021. Total purchases made under this contract were R$ 541.1 in 2009, R$ 697.9 in 2008 and R$ 700.6 in 2007.

On August 1, 2008, the subsidiary Oxiteno S.A. signed an Ethylene Supply Agreement with Quattor Química S.A., valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 19,800 tons of ethylene semiannually. In case of breach, the subsidiary agrees to pay a penalty of 30% of the current ethylene price, to the extent of the shortfall. At December 31, 2009, future minimum purchase commitments under this contract, based on the price prevailing at that date, are: R$ 33.2 in 2010, R$ 33.2 in 2011, R$ 33.2 in 2012, R$ 33.2 in 2013, R$ 33.2 in 2014 and R$ 298.8 between 2015 and 2023.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

c)	Insurance coverage in subsidiaries

The Company maintains insurance policies to cover several risks to which it is exposed, including asset insurance against losses caused by fire, lightning, explosion of any kind, gale, aircraft crash and electrical damage, and other risks, covering the bases and other branches of all subsidiaries, except RPR, which maintains its own insurance. The maximum compensation value, including Loss of Profits, based on the risk analysis of maximum loss possible at a certain site is US$ 1,050.0.

The General Responsibility Insurance program covers the Company and its subsidiaries, with a maximum aggregate coverage of US$ 400.0 against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sale of products and services.

Group Life and Personal Accident, Health, National and International Transportation and all risks insurance policies are also maintained.

The coverages and limits of the insurance policies maintained are based on a careful study of risks and losses, conducted by local insurance advisors, and the type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies.

d)	Operating lease contracts

The subsidiaries IPP and Serma have operating lease contracts for the use of computer equipment. Until September 2009, the subsidiary Tropical had operating lease contract related to the use of transportation equipment (trucks).

These contracts have terms of 36 months. The subsidiaries have the option to purchase the assets at a price equal to the fair price on the date of option, and management does not intend to exercise such option.

The future disbursements (installments), assumed under these contracts, total approximately:

	2009	2008
Up to 1 year	0.5	0.7
More than 1 year	0.7	0.8

	1.2	1.5

The total payments of operating lease recognized as expense for the period was R$ 0.9 in 2009 (R$ 2.2 in 2008).

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

23.	EMPLOYEE BENEFITS AND PRIVATE PENSION PLAN

a)	ULTRAPREV – Associação de Previdência Complementar

The Company and its subsidiaries offer a defined-contribution pension plan to its employees, which is managed by Ultraprev - Associação de Previdência Complementar. Under the plan, the basic contribution of each participating employee is calculated by multiplying a percentage ranging from 0% to 11%, which is annually defined by the participant based on his/her salary. The sponsor companies match the amount of the basic contribution paid by the participant. As the participants retire, they choose to receive monthly either: (i) a percentage , ranging from 0.5% to 1.0% of the fund accumulated for the participant with Ultraprev, or (ii) a fixed monthly amount that will exhaust the fund accumulated for the participant within a period ranging from 5 to 25 years. Thus, the Company and its subsidiaries do not assume responsibility for guaranteeing amounts and periods of pension benefits. In 2009, the Company and its subsidiaries contributed R$ 10.6 (R$ 5.4 in 2008 and R$ 3.5 in 2007) to Ultraprev, which amount is recorded as expense in the income statement for the year. The total number of employees participating in the plan as of December 31, 2009 was 7,197 active participants and 34 retired participants. In addition, Ultraprev had 30 former employees receiving benefits under the previous plan whose reserves are fully constituted.

b)	Post-employment benefits

Ipiranga and RPR recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Severance Pay Fund, and health and life insurance plan for eligible retirees.

The net liabilities for such benefits recorded as of December 31, 2009 are R$ 102.0 (R$ 86.5 in 2008), of which R$ 12.0 (R$ 8.8 in 2008) are recorded as current liabilities and R$ 90.0 (R$ 77.7 in 2008) as long-term liabilities.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and are recorded in the financial statements in accordance with Resolution CVM 371/2000.

Significant actuarial assumptions adopted include:

Economic Factors

•	Discount rate for the actuarial obligation at present value - 10.86% per annum

•	Expected long-term rate of return on assets - 10.86% per annum

•	Average projected salary growth rate - 6.08% per annum

•	Inflation rate (long term) - 4.0% per annum

•	Growth rate of medical services - 8.16% per annum

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

Demographic factors

•	Mortality Table - AT 2000 Basic decreased by 10% (*)

•	Disabled Mortality Table - RRB 1983

•	Disability Table - RRB 1944 modified

•	Inflation rate (long term) - 4.0% per annum

•	Growth rate of medical services - 8.16% per annum

(*)	CSO-80 mortality table was used for the life insurance benefit.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

24.	SUMMARY AND RECONCILIATION OF THE DIFFERENCES BETWEEN ACCOUNTING PRACTICES ADOPTED IN BRAZIL AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (U.S. GAAP)

I - Description of GAAP differences

The consolidated financial statements of the Company are prepared in accordance with accounting practices adopted in Brazil, which comply with those prescribed by the Brazilian corporate law and specific standards established by the Brazilian Securities Commission (CVM). Note 3 to the consolidated financial statements summarize the accounting practices adopted by the Company.

In 2008, significant modifications were made to accounting practices adopted in Brazil as part of the convergence project with IFRS. Due to theses changes, some practices adopted in Brazil and U.S. GAAP were converged as from January 1, 2008, as mentioned in Notes 2, 3 and 24. Accounting practices, which differ significantly from U.S. GAAP, are summarized below.

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

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

b)	Reversal of property, plant and equipment revaluations and related deferred tax liabilities

For U.S. GAAP reconciliation purposes, the revaluation of property, plant and equipment and the related deferred income tax effects recorded in the financial statements prepared in accordance with accounting practices adopted in Brazil have been eliminated in order to present property, plant and equipment at historical cost less accumulated depreciation. Accordingly, depreciation on such revaluation charged to income has also been eliminated for U.S. GAAP reconciliation purposes.

c)	Deferred charges

Until 2007, accounting practices adopted in Brazil permitted the deferral of research and development costs and pre-operating expenses incurred in the construction or expansion of a new facility until the facility begins commercial operations.

In order to comply with the changes promoted by Law 11,638/07 and 11,941/09, the Company adopted the new Brazilian accounting practices in 2008 (prospectively), as mentioned in Notes 2 and 3.i).

After 2008, the balance of deferred charges only includes restructuring costs that will produce benefits in future years (see Note 15). The Company and its subsidiaries decided to maintain the balances until they are fully amortized.

For U.S. GAAP reconciliation purposes, such amounts do not meet the conditions established for deferral and, accordingly, have been charged to income, and the related amortization under accounting practices adopted in Brazil has been reversed.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

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

In order to comply with the changes promoted by Law 11,638/07 and 11,941/09, the Company adopted the new Brazilian accounting practices in 2008 (prospectively), as mentioned in Notes 2 and 3.e), that resulted in the convergence of the accounting practices adopted in Brazil with U.S. GAAP.

For U.S. GAAP reconciliation purposes, less than 20% owned affiliated companies have been accounted for on the basis of cost, and more than 20% and less than 50% owned affiliated companies have been accounted for on the equity method for all years presented.

The Brazilian corporate law allows certain jointly controlled corporate entities to be consolidated on a pro rata basis. U.S. GAAP requires these entities to be reported under the equity method. The Company’s investment in RPR is consolidated using the pro rata method under accounting practices adopted in Brazil.

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

Under U.S. GAAP, interest on construction-period financing denominated in foreign currencies is capitalized using contractual interest rates, exclusive of foreign exchange or monetary correction gains or losses. Interest on construction-period financing denominated in Reais is capitalized.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

f)	Acquisitions and business combinations

Under accounting practices adopted in Brazil, assets and liabilities of acquired entities are reflected at book values. Goodwill is represented by the excess of purchase price paid over the value of net assets and until 2008 was amortized on a straight-line basis over the periods estimated to be benefited. After 2008, goodwill ceased to be amortized and continue to be tested for impairment.

Under U.S. GAAP, business combinations are accounted for by the acquisition method utilizing fair values. Goodwill is not amortized and should be tested for impairment. An impairment test of goodwill is performed annually or more frequently if events or changes in circumstances indicate that the goodwill might be impaired. Such impairment test is performed utilizing a two-step method. The first step compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step is performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the implied fair value of reporting unit goodwill is lower than the carrying amount of such goodwill, an impairment loss is recognized. Company applied prospectively the ASC 805 “Business Combination” (previous Statement of Financial Accounting Standards (“SFAS”) 141Revised), to business combinations occurring on or after the January 1, 2009.

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

Under U.S. GAAP, purchases of treasury stock by subsidiaries from non-controlling interests and direct purchases by the parent company of the subsidiaries’ stock from non-controlling interests are recorded as step acquisitions under the acquisition method, with assignment of the purchase price to the underlying assets and liabilities based on their fair values and recording of goodwill to the extent that the purchase price exceeds the proportionate amount of the net fair value of the assets and liabilities. No gain or loss is recognized upon either purchase or cancellation of the shares.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

Acquisition of Texaco

As mentioned in Note 4, the Company acquired, through its subsidiary Sociedade Brasileira de Participações Ltda. (“SBP”), the company Chevron Brasil Ltda. (“CBL”) and Sociedade Anônima de Óleo Galena Signal (“Galena”) for the amount of R$ 1,355.5. This acquisition allowed the Company’s expansion in the fuel and lubricant distribution business to the Central West, Northeast and North regions of Brazil and an increase in its operational scale, resulting in benefits to the Company, resellers, clients, consumers and the communities in which it operates.

Under accounting practices adopted in Brazil, the goodwill breaks down into R$ 399.0 based on expected future profitability and R$ 344.4 based on the difference between the fair value and the carrying value of the assets.

Under U.S. GAAP, the Company recorded the acquisition based on the fair value of the assets acquired and liabilities assumed and determined goodwill in accordance with the acquisition method of accounting prescribed by ASC 805. This allocation is completed and resulted in the identification of goodwill as shown below.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the conclusion of the acquisition:

R$
Current assets	625.0
Non-current assets	260.1
Property, plant and equipment	618.7
Intangible assets	253.7
Goodwill	177.8

Total assets acquired and goodwill	1,935.3

Current liabilities	311.9
Non-current liabilities	267.9

Net assets	1,355.5

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

Goodwill recorded under accounting practices adopted in Brazil	399.0
Deferred taxes effects on goodwill	(134.7)

Goodwill recorded under accounting practices adopted in Brazil, net of deferred taxes effects	264.3

Goodwill difference between U.S. GAAP and accounting practices adopted in Brazil	86.5

Goodwill recorded under U.S. GAAP	177.8

Intangible assets fair value adjustments:
Trademark acquired - Texaco	25.5
Relationship with customers	96.0

121.5

Difference between the fair value and the carrying value of the assets (treated similarly between accounting practices adopted in Brazil and U.S. GAAP)	344.4

Of the R$ 121.5 of intangible assets acquired, R$ 25.5 was assigned to a registered trademark that is being amortized in 5 years. The remaining R$ 96.0 of acquired intangible assets is being amortized in approximately 4 years.

The goodwill generated under accounting practices adopted in Brazil is normally deductible for tax purposes, upon merger of the acquired entities.

The following summary presents the Company’s unaudited pro forma information for the period ended December 31, 2009, in accordance with accounting practices adopted in Brazil, as if the acquisition had been completed at the beginning of this year. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such dates, nor is it necessarily indicative of future operating results:

Amounts under accounting practices adopted in Brazil	2009
Net sales and services	39,104.9
Operating income before financial items	886.9
Net income	449.6
Net earnings per share - whole R$	3.30

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

Acquisition of União Terminais

As mentioned in Note 4, the Company acquired, through its subsidiary Terminal Químico de Aratu S.A. – Tequimar, the company União Terminais e Armazéns Gerais Ltda. for the amount of R$ 487.0.

Under accounting practices adopted in Brazil, the goodwill breaks down into R$ 326.6 based on expected future profitability and R$ 75.4 based on the difference between the fair value and the carrying value of the assets.

Under U.S. GAAP, the Company recorded the acquisition based on the fair value of the assets acquired and liabilities assumed and determined goodwill in accordance with the acquisition method of accounting prescribed by SFAS 141. This allocation is completed and resulted in the identification of goodwill as shown below.

Goodwill recorded under accounting practices adopted in Brazil based on expected future profitability	326.6

Goodwill difference between U.S. GAAP and accounting practices adopted in Brazil
Intangible assets (*)	(31.6)
Deferred taxes effects on intangible assets	10.8

Intangible assets, net	(20.8)

Deferred taxes effects on difference between fair value and carrying value of assets	25.6

Goodwill recorded under U.S. GAAP	331.4

Difference between the fair value and the carrying value of the assets (treated similarly between accounting practices adopted in Brazil and U.S. GAAP)	75.4

(*)	The goodwill difference between U.S. GAAP and accounting practices adopted in Brazil in the amount of R$ 31.6 are intangible assets referring to customers agreements. Under U.S. GAAP, this amount is being amortized in accordance with the period of customer agreements. In 2009 and 2008, the amortization amount in the income statement was R$ 10.6 and R$ 4.0, respectively.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

The estimated amortization expense for the next period is as follows:

Until 1 year	7.2
From 1 to 2 years	2.8
From 2 to 3 years	2.0
From 3 to 4 years	1.4
From 4 to 5 years	0.3
Thereafter	3.3

Total	17.0

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

Amounts under accounting practices adopted in Brazil	2008	2007
Net sales and services	28,326.3	24,809.2
Operating income before financial items	732.6	607.7
Net income	408.1	225.9
Net earnings per share - whole R$	3.00	1.67

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

Acquisition of Ipiranga

As mentioned in Note 4, on April 18, 2007, the Company acquired the controlling interest of Ipiranga and of RPR, management of the later which is equally shared among Petrobras, Ultrapar, and Braskem. The results of Ipiranga and RPR have been included in the consolidated financial statements since April 2007. Following the transaction, Ultrapar, already the largest LPG distributor in Brazil, became the second largest group in the fuel distribution business in Brazil, with approximately 15% market share. Ultrapar believes that fuel distribution is a natural extension of LPG distribution because it has similar profitability drivers: logistics efficiency, management of a dealer network, and leveraging of a renowned brand.

The cost of acquisition was R$ 1,857.9.

Under U.S. GAAP, the Company recorded the acquisition based on the fair value of the assets acquired and liabilities assumed and determined goodwill in accordance with the acquisition method of accounting prescribed by SFAS 141. This allocation is completed and resulted in the identification of goodwill as shown below.

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

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

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

The carrying amount of goodwill by Company for the years ended December 31, 2009 and December 31, 2008 are as follows:

Balance as of December 31, 2007	413.7
Write-off of accounting for uncertainty in income taxes	(1.1)
Tax benefit applied to reduce goodwill	(1.8)

Balance as of December 31, 2008	410.8
Write-off of accounting for uncertainty in income taxes	(1.2)
Tax benefit applied to reduce goodwill	(22.2)

Balance as of December 31, 2009	387.4

The following summary presents the Company’s unaudited pro forma consolidated results of operations for the period ended December 31, 2007, in accordance with accounting practices adopted in Brazil, as if the fuel/lubricant distribution acquisition had been completed at the beginning of that year. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made on such dates, nor is it necessarily indicative of future operating results:

Amounts under accounting practices adopted in Brazil	2007
Net sales and services	24,743.8
Operating income before financial items	586.7
Net income	210.2
Net earnings per share - whole R$	1.55

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

Acquisition of Petrolog

On April 30, 2007 the Company acquired, through its subsidiary Transultra - Armazenamento e Transporte Especializado Ltda., the company Petrolog Serviços e Armazéns Gerais Ltda. for the amount of R$ 8.1, recording goodwill in the amount of R$ 6.5, amortized over 10 years, based on its expected future profitability. Under accounting practices adopted in Brazil, the goodwill was amortized until December 31, 2008, when its amortization ceased. The Company has not identified any other significant differences between accounting practices adopted in Brazil and U.S. GAAP in relation to this acquisition. The goodwill is not amortized for U.S.GAAP purposes.

Acquisition of Oxiteno Andina, C.A.

On September 13, 2007 the Company acquired, through its subsidiary Barrington S.L., the company Oxiteno Andina, C.A. for the amount of R$ 15.0, recording goodwill in the amount of R$ 0.2, amortized over 10 years, based on its expected future profitability. Under accounting practices adopted in Brazil, the goodwill was amortized until December 31, 2008, when its amortization ceased. The Company has not identified any other significant differences between accounting practices adopted in Brazil and U.S. GAAP in relation to this acquisition. The goodwill is not amortized for U.S.GAAP purposes.

g)	Earnings per share

Under accounting practices adopted in Brazil, the Company is permitted to determine earnings per share based upon the weighted average number of shares outstanding during each year that earnings are reported. Subsequent changes in the Company’s share capital, such as stock dividends, are not retroactively reflected in the disclosure of the number of shares outstanding and in the calculation of earnings per share under accounting practices adopted in Brazil, except for the reverse stock split.

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

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

h)	Available-for-sale securities

Equity securities

Until 2007, under accounting practices adopted in Brazil, available-for-sale equity securities were generally carried at cost, less provision charged to the statement of income if a loss in value was considered to be other than temporary.

For U.S. GAAP reconciliation purposes, the available-for-sale equity securities had been recorded at estimated fair value, and the resulting accumulated adjustment, net of deferred tax effect, had been recognized as a separate component of shareholders’ equity. In 2008, the equity securities classified as available-for-sale were disposed of, resulting in a loss of R$ 11.2 recognized in net income.

Debt securities

Until 2007, under accounting practices adopted in Brazil, available-for-sale debt securities were generally carried at cost, plus interest income earned less provisions, when applicable, charged to the statement of income to reduce its carrying value to market value. As from 2008, in order to comply with the changes promoted by Law 11,638/07 and 11,941/09, the Company adopted the new Brazilian accounting practices, as mentioned in Notes 2 and 3.c). Thus after 2008, debt securities are treated similarly under accounting practices adopted in Brazil and U.S. GAAP (see Note 5).

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

i)	Accounting for derivative financial instruments

Until 2007, the Company’s financial statements were prepared in accordance with accounting practices adopted in Brazil where derivative financial instruments were recorded at net settlement price as determined on each balance sheet date. As from 2008, in order to comply with the changes promoted by Law 11,638/07 and 11,941/09, the Company adopted the new Brazilian accounting practices, as mentioned in Notes 2 and 3.c). Thus after 2008, under accounting practices adopted in Brazil and for U.S. GAAP derivative financial instruments are treated similarly (see Note 21).

The Company has a hedging derivative instrument accounted for using hedge accounting recognized in the shareholders’ equity (see Note 17.g).

The following table provides a detail of our derivative financial instruments outstanding at the end of each period for which income statement is being presented.

2009
Description	Notional amount				Receiving side Interest rate	Paying side Interest rate	Book value Gain (loss)	Fair value - U.S. GAAP Gain (loss)	Adjustment Gain (loss)*
	Receive currency		Pay currency
Swap	US$	60.0	R$	97.7	4.9% fixed	99.5% of CDI - floating	9.6	9.6	—
Swap	US$	60.0	US$	60.0	Libor + 1.25% - floating	4.9% - fixed	(4.0)	(4.0)	—
Swap	US$	24.8	R$	43.6	—	85.8% to 96.0% of CDI - floating	(1.0)	(1.0)	—
Swap	R$	76.6	US$	44.0	66.4% to 85.4% of CDI - floating	—	1.5	1.5	—
Swap	R$	44.4	US$	25.2	70.8% to 82.4% of CDI - floating	—	1.3	1.3	—
Swap	US$	43.0	R$	76.8	2.0% to 3.2% - fixed	82.9% to 115.3% of CDI - floating	(3.6)	(3.6)	—
Swap	US$	75.0	R$	165.1	8.0% - fixed	143.0% of CDI - floating	(41.0)	(41.0)	—
NDF	US$	73.0	R$	127.7	above R$/USD 1.8096	below R$/USD 1.8096	(1.8)	(1.8)	—

Total							(39.0)	(39.0)	—

(*)	As informed above, from 2008 on, in accordance with accounting practices adopted in Brazil, hedges are measured at fair value.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

2008
	Notional amount				Receiving side Interest rate	Paying side Interest rate	Book value Gain (loss)	Fair value - U.S. GAAP Gain (loss)	Adjustment Gain (loss)*
Description	Receive currency		Pay currency
Swap	US$	60.0	R$	97.7	4.9% fixed	99.5% of CDI - variable	33.1	33.1	—
Swap	US$	60.0	US$	60.0	Libor + 1.25% - floating	4.9% - fixed	(6.7)	(6.7)	—
Swap	US$	3.1	R$	7.4	—	75.9% to 86.8% of CDI - variable	(0.2)	(0.2)	—
Swap	R$	44.0	US$	18.3	44.7% to 68.0% of CDI – variable	—	0.9	0.9	—
Swap	US$	0.8	R$	2.4	7.0% fixed	105.9% of CDI - variable	(1.9)	(1.9)	—
Swap	US$	59.5	R$	122.4	4.1% to 7.5% fixed	76.5% to 105,0% of CDI - variable	12.7	12.7	—

Total							37.9	37.9	—

(*)	As informed above, from 2008 on, in accordance with accounting practices adopted in Brazil, hedges are measured at fair value.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

2007
Description	Notional amount				Receiving side Interest rate	Paying side Interest rate	Book value Gain (loss)	Fair value - U.S. GAAP Gain (loss)	Adjustment Gain (loss)
	Receive currency		Pay currency
Swap	US$	53.3	R$	128.9	5.1% fixed	101.7% to 102.0% of CDI - variable	(76.7)	(77.1)	(0.4)
Swap	US$	14.0	MXN	153.6	—	3.6% - fixed	(0.3)	(0.3)	—
Swap	US$	1.9	R$	3.4	—	15.5% of CDI - variable	(0.0)	(0.0)	—
Swap	R$	57.3	US$	31.8	8.9 to 49.5% of CDI - variable	—	0.9	0.9	—
Swap	R$	17.0	US$	9.5	38.0 to 48.0% of CDI - variable	—	0.2	0.2	—
Swap	US$	69.3	R$	126.6	5.0 to 7.0% of CDI - fixed	81.4% to 99.9% of CDI - variable	(4.5)	(4.4)	0.1
Swap	US$	1.4	R$	4.1	6.2% fixed	90.7% of CDI - variable	(4.4)	(4.4)	—

Total							(84.8)	(85.1)	(0.3)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

j)	Income tax and social contribution - accounting for uncertainty in income taxes

The Company adopted ASC 740 “Income Taxes” (previous Financial Accounting Board Interpretation No. 48 (FIN 48) “Accounting for Uncertainty in Income Taxes”), for U.S. GAAP purposes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken, or expected to be taken, in a tax return. This interpretation also provides a guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transaction. A reconciliation of the beginning and ending amounts of the unrecognized tax benefits is as follows:

Balance at January 1, 2007	0.9
Increase related to current year tax positions	19.4
Increase from business combination of Ipiranga/Refinery	5.9

Balance at December 31, 2007	26.2
Decrease related to current year tax positions	(0.8)

Balance at December 31, 2008	25.4
Decrease related to current year tax positions	(1.2)

Balance at December 31, 2009	24.2

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

The Company’s policy is to record penalties and interest related to tax contingencies and obligations as financial expenses in the consolidated statements of income. Total interest and penalties expenses related to uncertain tax benefits amounted to R$ 1.5 (R$ 1.4 in 2008 and R$ 1.3 in 2007). Total accrued interest and penalties as of December 31, 2009, December 31, 2008 and December 31, 2007 were R$ 6.7, R$ 5.2 and R$ 3.8, respectively, and were not included in the table above.

The Company files its tax returns for income tax and social contribution as prescribed by the applicable tax laws. The Company is subject to examination by fiscal authorities from 2004 to 2009.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

k)	Accounting for share compensation plan

As mentioned in Note 9.c), the Company approved a share compensation plan on November 26, 2003.

Those shares were granted at no cost to the Company’s executives. The grant-date fair values were determined based on the market value of these shares on the BM&FBovespa. These executives have the right to receive dividends on these shares provided that the professional relationship between them and the Company and its subsidiaries is not interrupted. These shares will cliff vest in five to ten years of the initial award. As of December 31, 2009, the total compensation cost related to non-vested awards not yet recognized amounts to R$ 21.9, and 5.6 years is the weighted-average period over which this compensation cost is expected to be recognized.

Under accounting practices adopted in Brazil, the Company records compensation costs from its share compensation plan similarly to the requirements of ASC 718 “Stock Compensation”, using the fair value of the award. Compensation cost is charged to earnings on a straight-line basis. The fair value of the award equals its intrinsic value at the grant date.

No adjustments are included in the U.S. GAAP reconciliation related to the Company’s stock compensation plan since the Company applies ASC 718 “Stock Compensation” (previous SFAS 123 (R) “Share-Based Payment”) to account for the plan for U.S. GAAP purposes.

For U.S. GAAP purposes, dividends declared under these non-vested restricted shares are accounted for initially as a charge to retained earnings. If the restricted shares do not vest, all previously declared dividends associated with the restricted shares are reversed from retained earnings and charged to compensation expense. As of December 31, 2009, accumulated dividends declared under all non-vested restricted shares outstanding amounted to R$ 2.8 (R$ 1.7 as of December 31, 2008).

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

i)	Fair value of guarantees

Under accounting practices adopted in Brazil, the Company is not required to record any liability related to guarantees given to third parties unless contingent obligations to make future payments under the guarantees are probable.

Under accounting practices adopted in Brazil, as of December 31, 2009, the Company has not recorded any liability related to these guarantees, as disclosed in Note 16.g).

Under U.S. GAAP, the Company recognizes, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing guarantees in accordance with ASC 460 “Guarantees” (previous FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”). In the event that, at inception of the guarantee, the Company is required to recognize a liability under ASC 450 “Contingencies” (previous SFAS 5, “Accounting for Contingencies”), the liability initially recognized would be the greater of: (a) the amount of fair value of the value of the obligation undertaken in issuing guarantee, or (b) the contingent liability amount required to be recognized at inception of the guarantee by applying ASC 450.

Under U.S. GAAP, as of December 31, 2009 and 2008 the Company recorded a liability in the amount of R$ 0.5 and R$ 0.5, respectively, related to these guarantees based on their fair value. The respective offsetting entry of this liability was recorded as an expense. The net effect of this matter in the income statement as per U.S. GAAP is zero, R$ 1.3 (income) and R$ 0.5 (income), per the year ended on December 31, 2009, 2008 and 2007, respectively, at the time those guarantees were issued. The Company reduces the liability (by a credit to earnings) as it is released from risk under the guarantees.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

m)	Translation adjustments

Until 2007, under accounting practices adopted in Brazil, assets and liabilities of foreign subsidiaries were translated into Reais at the exchange rate in effect at the end of the reporting period, and revenues, expenses, gains and losses were translated into Reais at the exchange rates prevailing at the end of each month. The net translation gain or loss is reported, net of tax, in the statement of income as “Other operating income (loss)”.

In order to comply with the changes promoted by Law 11,638/07 and 11,941/09, the Company adopted the new Brazilian accounting practices effective January 1, 2008 (prospectively), as mentioned in Notes 2 and 3.n). Thus, since 2008, under accounting practices adopted in Brazil and under U.S. GAAP, translation adjustments are treated similarly.

Under U.S. GAAP, the functional currency of Oxiteno México S.A. de C.V., is the Mexican Peso, and of Oxiteno Andina, C.A., is the Bolivares Fortes. As a consequence, the financial statements of Oxiteno México are translated into Reais in accordance with the criteria set forth in ASC 830 “Foreign Currency Matters” (previous SFAS 52 “Foreign Currency Translation”). Under these criteria, assets and liabilities are translated into Reais at the exchange rate in effect at the end of the reporting period, and revenues, expenses, gains and losses are translated into Reais at the average rates prevailing during the respective months. The net translation gain or loss resulting from this translation process is excluded from income and is presented as cumulative translation adjustments (CTA) in “Other comprehensive income (loss)” as a separate component of shareholders’ equity.

As a result of this difference, the net translation gain or loss, net of tax, reported in the statement of income under accounting practices adopted in Brazil in the amount of R$ 2.3 (loss) as of December 31, 2007, was reclassified to “Accumulated other comprehensive income (loss)” in shareholders’ equity under U.S. GAAP. Such difference has no total shareholders’ equity effect.

n)	Classification of advances on foreign exchange contracts

Certain subsidiaries of the Company have discounted certain advances on foreign exchange contracts under recourse financing arrangements with financial institutions operating in Brazil. If the original debtors fail to pay their obligations when due, these subsidiaries would be required to repay the financed amounts. Under accounting practices adopted in Brazil, such transactions are classified as a reduction of accounts receivable as mentioned in Note 6. Under U.S. GAAP, these transactions are recorded gross as accounts receivable and bank loans. As a consequence, current assets and liabilities under U.S. GAAP would be increased by R$ 72.1 and R$ 53.2 at December 31, 2009 and 2008, respectively. This U.S. GAAP difference has no net income or equity effect.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

o)	Escrow deposits

Under accounting practices adopted in Brazil, the balances of escrow deposits are offset against their respective provisions under the heading “Provision for contingencies” in non-current liabilities (as shown on the table of Note 22.a).

Under U.S. GAAP, these balances are recorded gross as escrow deposits and provision for contingencies. As a consequence, non-current assets and liabilities under U.S. GAAP would be increased by R$ 204.3 and R$ 148.1 at December 31, 2009 and 2008, respectively. This U.S. GAAP difference has no net income or equity effect.

p)	Asset retirement obligation

Under accounting practices adopted in Brazil, the Company expenses the amounts to be spent when certain assets are retired, as incurred.

Under U.S. GAAP, the Company adopts ASC 410 “Asset Retirement and Environmental Obligations” (previous SFAS 143 “Accounting for Asset Retirement Obligations”). Asset retirement obligations correspond to the legally required obligation to remove fuel tanks upon retirement. Under this standard, the fair value of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred, which is typically at the time the related assets are installed. Amounts recorded for the related assets will be increased by the amount of these obligations and depreciated over the related useful lives of such assets. Over time, the amounts recognized as liabilities will be accreted for the change in their present value until the related assets are retired or sold.

The following table indicates the changes to the asset retirement obligations in 2009:

Balance at December 31, 2008	83.2
Increase from business combination Texaco	20.0
Liabilities incurred	0.7
Liabilities settled	(3.3)
Revision in estimated cost	(38.1)
Accretion expense	2.1

Balance at December 31, 2009	64.6

q)	Financial statement note disclosures

Under accounting practices adopted in Brazil, certain information is required to be disclosed in the notes to financial statements. The additional disclosures required by U.S. GAAP, which are relevant to the accompanying financial statements, are included herein.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

r)	Lease agreements for fuel distribution and IT equipment

The subsidiaries IPP, Serma, and Tequimar have finance lease contracts primarily related to fuel distribution equipment, such as tanks, pumps, VNG compressors, computer equipment and vehicles. These contracts have terms between 36 and 60 months.

The subsidiaries have the option to purchase the assets at a price substantially lower than the fair value on the date of option, and management intends to exercise such option. No restrictions are imposed on these agreements.

Until 2007, under accounting practices adopted in Brazil, the lease for fuel distribution and IT equipment were treated as operating leases.

In order to comply with the changes promoted by Law 11,638/07 and 11,941/09, the Company adopted the new Brazilian accounting practices in 2008 (prospectively), as mentioned in Notes 2 and 3.g), that resulted in the convergence of accounting practices adopted in Brazil with U.S. GAAP. Thus since 2008, under accounting practices adopted in Brazil and under U.S. GAAP lease agreements are treated similarly.

s)	Post-employment benefits

As explained in Note 23.b), under accounting practices adopted in Brazil, the Company accounts for post-retirement benefits following Resolution CVM 371/2000. Post-retirement benefits are unfunded and are the sole responsibility of each Ipiranga company. Under accounting practices adopted in Brazil actuarial gains and losses are deferred and recognized in income over the estimated remaining service period of the employees to the extent that those actuarial gains and losses exceed 10% of the higher of the plan assets or the projected benefit obligation.

Under U.S. GAAP such benefits are accounted for following ASC 715 “Compensation - Retirement Benefits” (previous SFAS 106 “Employers’ Accounting for Post-retirement Benefits Other Than Pensions” and, as from December 31, 2006, SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans - an amendment of SFAS No. 87, 88, 106 and 132 (R)”). Under ASC 715, the funded status of the other post-retirement benefits must be recognized as a liability with an offsetting amount in accumulated other comprehensive income.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

t)	Accounting for rebates

The subsidiary IPP offers to certain of its customers rebates in cash if they meet a specified cumulative volume of sales over a specified period of time. Under accounting practices adopted in Brazil, the rebate is recognized as an expense when the cumulative volume of sales has been met. Such rebates are offered to a reduced group of customers.

Under U.S. GAAP, following ASC 605 “Revenue Recognition” (previous EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”), a company should recognize a liability based on a systematic and rational allocation of the cost of honoring the commitment in each of the underlying transactions that result in progress toward earning the rebate.

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

At December 31, 2009, the difference between accounting practices adopted in Brazil and U.S. GAAP for dividends and interest on shareholders’ equity amounted to R$ 56.9 (R$ 52.4 at December 31, 2008).

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

v)	Fair value measurements

The Company adopts the ASC 820 “Fair Value Measurements and Disclosures” (previous SFAS 157), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information.

Under ASC 820, the inputs used to measure fair value must be classified into one of three level as follows:

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

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The valuation of financial assets and swaps measured at fair value in the Company’s balance sheet at December 31, 2009 and 2008 is summarized below:

	Fair value as of December 31, 2009	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents	1,887.5	1,887.5	—	—
Short-term investments	427.5	274.0	153.5	—
Long-term investments	7.2	7.2	—	—
Swaps	(39.0)	—	(39.0)	—

	2,283.2	2,168.7	114.5	—

	Fair value as of December 31, 2008	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents	1,275.1	1,275.1	—	—
Short-term investments (excluding assets swaps)	813.5	115.2	698.3	—
Long-term investments	7.2	7.2	—	—
Swaps	37.9	—	37.9	—

	2,133.7	1,397.5	736.2	—

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

Fair Value Measurements - The Company adopts the provisions of ASC 820, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements. The effective date of this statement was fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company has considered the guidance provided by ASC 820 in its determination of estimated fair values.

Fair Value Option - The Company adopted the provisions of ASC 825 “Financial Instruments” (previous SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities”). ASC 825 gives the Company the irrevocable option to report most financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with changes in fair value reported in earnings. Fair value option has not been elected for any of the Company’s financial assets and liabilities.

w)	Non-controlling interests in consolidated financial statements

The Company adopted on its consolidated financial statements, the ASC 810 “Consolidation” (previous SFAS 160 “Non-controlling Interests in Consolidated Financial Statements”) which clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This matter was effective for fiscal years beginning on or after December 15, 2008. The Company adopted this statement on its consolidated financial statements and the presentation and disclosure required is being applied retrospectively for all periods presented.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

x)	Loyalty program

Since March 2009, subsidiary IPP sponsors a loyalty program that rewards the customers who accumulate points (called “km de vantagens”) when purchasing products at the Ipiranga gas station. The customer can exchange the points for discounts in products and services offered by partners.

Under U.S.GAAP, IPP defers revenue from these points issued based on their fair value. When applicable, revenue is deferred considering the points that are expected to be redeemed, and is recognized in the income statements when the points are redeemed or expire.

y)	New pronouncements

In May 2009, the FASB issued SFAS 165 “Subsequent events” which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this statement sets forth: (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The standard is effective for interim or annual periods ending after June 15, 2009. The Company already adopts this statement and disclosed the information required in Note 25.

In June 2009, the FASB issued SFAS 166 “Accounting for Transfers of Financial Assets” an amendment of SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. Subsequently, in December 2009, the Accounting Standards Update (ASU) 2009-16 “Transfer and servicing (ASC 860), Accounting for Transfers of Financial Assets” was issued. This Statement aims to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement in transferred financial assets. This Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company is currently assessing the impact of this statement on its consolidated financial statements.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

In June 2009, the FASB issued SFAS 167, an amendment of FIN 46(R) “Consolidation of Variable Interest Entities” on the accounting and disclosure requirements for the consolidation of variable interest entities. Subsequently, in December 2009, the ASU 2009-17 “Consolidations (ASC 810)” was issued. The amendments replace the quantitative-based risks and rewards calculation for determining which reporting entity has a controlling financial interest in a variable interest entities, with a qualitative analysis when determining whether or not it must consolidate variable interest entities. The newly required approach is focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impacts the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. The amendments also require an enterprise to continuously reassess whether it must consolidate a variable interest entity. Additionally, the amendments eliminated the scope exception on qualifying special-purpose entities and require enhanced disclosures about: involvement with variable interest entities, significant changes in risk exposures, impacts on the financial statements, and, significant judgments and assumptions used to determine whether or not to consolidate a variable interest entity. This Statement shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company is currently assessing the impact of this statement on its consolidated financial statements.

In June 2009, the ASU 2009-02 “Omnibus update” was issued with amendments to various topics for technical corrections. There is no impact on the Company’s financial statements related to the adoption of this ASU.

In August 2009, the ASU 2009-03 “SEC Update” was issued with amendments to various topics containing SEC Staff Accounting Bulletins. There is no impact on the Company’s financial statements related to the adoption of this ASU.

In August 2009, the ASU 2009-05 “Fair Value Measurements and Disclosures (ASC 820), Measuring Liabilities at Fair Value” was issued. This ASU provides additional guidance for circumstances in which the fair value liability is not available and gives valuation techniques. In the periods presented, the Company did not have a liability at fair value.

In October 2009, the ASU 2009-13 “Revenue Recognition (ASC 605), Multiple-Deliverable Revenue Arrangements” was issued. The issue is the accounting for products and services deliverable separately rather than as a combined unit. This issue shall be applied prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. The Company is currently assessing the impact of this statement on its consolidated financial statements.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

II - Reconciliation of the differences between U.S. GAAP and accounting practices adopted in Brazil in net income

	Note 24.I.	2009	2008	2007
Net income as reported under accounting practices adopted in Brazil		466.7	390.3	181.9
Non-controlling interests (ASC 810)		3.6	4.5	101.0

Net income as reported under accounting practices adopted in Brazil, including non-controlling interests		470.3	394.8	282.9

Reversal of revaluation adjustments:	b)
Depreciation of property, plant and equipment		2.4	1.7	2.3
Deferred tax effects		(0.1)	(0.1)	(0.3)

		2.3	1.6	2.0

Inflation accounting:	a)
Property, plant and equipment - incremental depreciation		(2.9)	(2.8)	(2.2)
Other non-monetary assets		—	(2.6)	—

		(2.9)	(5.4)	(2.2)
Deferred tax effects		1.0	2.0	0.8

		(1.9)	(3.4)	(1.4)

Different criteria for:
Cancellation of subsidiaries’ treasury stock	f)	0.3	0.9	0.9
Deferred charges expensed:	c)
Cost		(54.4)	(25.4)	(59.7)
Amortization		53.4	19.4	49.5
Depreciation of interest costs capitalized during construction	e)	—	—	(0.7)
Fair value adjustments relating to accounting for derivative instruments and hedging activities	i)	—	0.3	0.9
Asset retirement obligation – depreciation of assets	p)	(0.2)	(0.4)	(0.1)
Asset retirement obligation – in liabilities	p)	36.5	(2.1)	9.4
Post-employment benefits	s)	(11.3)	(8.6)	21.3
Translation adjustments - Oxiteno México and Oxiteno Andina (see Note 3.n)	m)	—	—	3.5
Accounting for rebates	t)	6.4	(2.4)	1.1
Loyalty program	x)	(9.9)	—	—
Other individually insignificant adjustments	f, l)	(0.1)	1.2	1.1

		20.7	(17.1)	27.2
Deferred tax effects		(9.3)	5.1	(8.3)
		11.4	(12.0)	18.9

Fair value adjustments relating to the acquisition of non-controlling interest in Oxiteno S.A. - Indústria e Comércio	f)	4.2	4.5	4.5
Deferred tax effects		(0.8)	(0.9)	(0.9)

		3.4	3.6	3.6

Fair value adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.	f)	1.5	1.4	1.5
Reversal of goodwill amortization		—	3.2	4.9
Deferred tax effects		(0.5)	(1.5)	(2.2)

		1.0	3.1	4.2

Fair value adjustments relating to the acquisition of Oxiteno México S.A. de C.V.	f)	0.2	0.2	0.2
Deferred tax effects		(0.1)	—	(0.1)

		0.1	0.2	0.1

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

	Note 24.I.	2009	2008	2007
Fair value adjustments relating to the acquisition of non-controlling interest in Companhia Ultragaz S.A.	f)	(0.6)	(0.5)	(0.6)
Reversal of goodwill amortization		—	0.4	0.3
Deferred tax effects		0.2	—	0.1

		(0.4)	(0.1)	(0.2)

Fair value adjustments relating to the acquisition of Ipiranga and RPR	f)	(5.7)	(5.4)	(15.3)
Deferred tax effects		1.5	1.5	5.2
Reversal of goodwill amortization		—	44.6	34.8
Tax benefit applied to reduce goodwill		(42.8)	(3.6)	—

		(46.8)	37.1	24.7

Fair value adjustments relating to the acquisition of Texaco	f)	(24.5)	—	—
Deferred tax effects		8.3	—	—
Tax benefit applied to reduce goodwill		(10.7)	—	—

		(26.9)	—	—

Fair value adjustments relating to the acquisition of União Terminais	f)	(10.6)	(4.0)	—
Reversal of goodwill amortization		—	6.8	—
Deferred tax effects		3.6	1.3	—
Tax benefit applied to reduce goodwill		(13.9)	(1.4)	—

		(20.9)	2.7	—

Accounting for uncertainty in income taxes	j)	—	(0.3)	(0.2)
Write-off of available-for-sale equity securities	h)	—	(11.2)	—
Deferred tax effects		—	3.7	—

		—	(7.5)	—

Fair value adjustments relating to Ultraquímica Nova	f)	—	—	(1.5)
Deferred tax effects		—	—	0.5

		—	—	(1.0)

Lease contracts (see Note 16.e)	r)	—	—	2.5
Deferred tax effects		—	—	(0.9)

		—	—	1.6

Net income under U.S. GAAP		391.6	419.8	335.2

Income attributable to: (ASC 810)
Owners of the parent		387.9	415.2	217.5
Non-controlling interests		3.7	4.6	117.7

Basic and diluted earnings per share attributable to owners of the parent under U.S. GAAP (in accordance with ASC 260) - R$:	g)
Basic and diluted earnings per common share (*)		2.90	3.09	2.55
Basic and diluted earnings per preferred share (*)		2.90	3.09	2.55

(*)	The calculation of basic and diluted earnings per share is summarized in Note 24.V.a).

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

III - Reconciliation of the differences between U.S. GAAP and accounting practices adopted in Brazil in shareholders’ equity

	Note 24.I.	2009	2008
Shareholders’ equity as reported under accounting practices adopted in Brazil		4,829.3	4,650.1
Non-controlling interests (ASC 810)		35.0	38.2

Shareholders’ equity as reported under accounting practices adopted in Brazil, including non-controlling interests		4,864.3	4,688.3

Reversal of revaluation adjustments:	b)
Property, plant and equipment		(20.9)	(23.3)
Deferred tax effects		0.4	0.5

		(20.5)	(22.8)

Inflation accounting:	a)
Property, plant and equipment		14.6	17.5
Other non-monetary assets		0.2	0.2

		14.8	17.7
Deferred tax effects		(5.0)	(6.0)

		9.8	11.7

Different criteria for:
Cancellation of subsidiaries’ treasury stock	f)	—	(0.3)
Deferred charges:	c)
Cost		(329.6)	(290.1)
Accumulated amortization		228.4	177.0
Reversal of goodwill amortization of SPGás acquisition under BR GAAP	f)	24.4	24.4
Reversal of net goodwill generated in the acquisition of Companhia Ultragaz S.A. shares from minority shareholders under BR GAAP	f)	(0.4)	(0.4)
Asset retirement obligation – Assets	p)	2.4	4.7
Asset retirement obligation – Liabilities	p)	(44.6)	(83.2)
Post-employment benefits	s)	5.8	6.4
Accounting for rebates	t)	(0.7)	(7.1)
Loyalty program	x)	(9.9)	—
Other individually insignificant adjustments	f), l)	1.8	1.5

		(122.4)	(167.1)
Deferred tax effects		39.2	55.9

		(83.2)	(111.2)

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

	Note 24.I.	2009	2008
Fair value adjustments relating to the acquisition of non-controlling interest in Oxiteno S.A. Indústria e Comércio	f)	(9.5)	(13.7)
Deferred tax effects		2.0	2.8

		(7.5)	(10.9)

Adjustments relating to the acquisition of Ipiranga and RPR :	f)
Fair value adjustments		152.9	158.6
Deferred tax effects		(49.1)	(50.6)
Goodwill difference between U.S. GAAP and accounting practices adopted in Brazil		9.4	10.7
Tax benefit applied to reduce goodwill		(46.4)	(3.6)

		66.8	115.1

Adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.:	f)
Fair value adjustments		(1.1)	(2.6)
Deferred tax effects		0.4	0.9
Goodwill difference between U.S. GAAP and accounting practices adopted in Brazil		14.4	14.4

		13.7	12.7

Adjustments relating to the acquisition of Oxiteno México S.A. de C.V.:	f)
Fair value adjustments		(1.2)	(1.4)
Deferred tax effects		0.4	0.5
Goodwill difference between U.S. GAAP and accounting practices adopted in Brazil		0.7	0.7

		(0.1)	(0.2)

Fair value adjustments relating to the acquisition of non-controlling interest in Companhia Ultragaz S.A.	f)	2.1	2.7
Deferred tax effects		(0.7)	(0.9)

		1.4	1.8

Adjustments relating to the acquisition of União Terminais:
Reversal of goodwill amortization	f)	6.8	6.8
Fair value adjustments		(14.6)	(4.0)
Deferred tax effects		4.9	1.3
Tax benefit applied to reduce goodwill		(15.3)	(1.4)

		(18.2)	2.7

Adjustments relating to the acquisition of Texaco :	f)
Fair value adjustments		23.8	—
Deferred tax effects		16.6	—
Goodwill difference between U.S. GAAP and accounting practices adopted in Brazil		(86.5)	—
Tax benefit applied to reduce goodwill		10.7	—

		(35.4)	—

Accounting for uncertainty in income taxes	j)	(3.9)	(5.1)
Reversal of dividends	u)	56.9	52.4
Shareholders’ equity under U.S. GAAP		4,844.1	4,734.5

Shareholders attributable to: (ASC 810)
Owners of the parent		4,809.5	4,696.8

Non-controlling interests		34.6	37.7

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

IV - Statement of changes in shareholders’ equity in accordance with U.S. GAAP

	2009	2008	2007
Shareholders’ equity under U.S. GAAP as of beginning of the year	4,734.5	4,676.4	1,872.9
Initial balance of non-controlling interests (ASC 810) - Note 24.I.w)	—	—	32.3
Changes in the year of non-controlling interests (ASC 810) - Note 24.I.w)	(3.1)	3.7	1.7
Additional paid-in capital	2.9	0.3	0.9
Net income of owners of the parent	387.9	415.2	217.5
Dividends and interest on own capital - Note 17.f) and 24.I.u)	(274.1)	(243.7)	(182.5)
Acquisition of treasury shares - Note 17.b)	—	(105.0)	(25.2)
Unrealized gains (losses) on available-for-sale equity securities, net of tax - Note 24.I.h)	—	—	6.5
Write-off of available-for-sale debt securities, net of tax – previously recognized under U.S. GAAP - Note 24.I.h)	—	(12.8)	—
Unrealized gains (losses) on available-for-sale debt securities, net of tax - Note 24.I.h) and 24.I.i)	2.1	(6.2)	3.8
Translation adjustment - Oxiteno México and Oxiteno Andina, net of tax - Note 3.n) and 24.I.m)	(13.6)	8.3	(2.3)
Retained earnings - Note 2	—	(0.3)	—
Post-employment benefits - Note 24.I.s)	7.5	(1.4)	—
Capital increase - Note 17.a)	—	—	2,750.8

Shareholders’ equity under U.S. GAAP as of the end of the year	4,844.1	4,734.5	4,676.4

Comprehensive income (ASC 220) (net of deferred taxes amounting to R$ (3.3) in 2009, R$ (1.0) in 2008 and R$ 4.1 in 2007):
Net income	391.6	419.8	335.2
Post-employment benefits - Note 24.I.s)	7.5	(1.4)	—
Unrealized gains (losses) on available-for-sale equity securities, net of tax - Note 24.I.h)	—	—	6.5
Unrealized gains (losses) on available-for-sale debt securities, net of tax - Note 24.I.h) and 24.I.i)	2.1	(6.2)	3.8
Translation adjustment - Oxiteno México and Oxiteno Andina - net of tax - Note 3.n) and 24.I.m)	(13.6)	8.3	(2.3)

Total comprehensive income	387.7	420.5	343.2

Accumulated other comprehensive income as of the end of the year	(3.3)	0.7	21.1

Of which:
Available for sale equity securities, net of tax - Note 24.I.h)	—	—	10.6
Unrealized gains (losses) on available for sale debt securities, net of tax - Note 24.I.h) and 24.I.i)	(4.1)	(6.2)	12.8
Post-employment benefits - Note 24.I.s)	6.1	(1.4)	—
Cumulative translation adjustment - Oxiteno México and Oxiteno Andina, net of tax - Note 3.n) and 24.I.m)	(5.3)	8.3	(2.3)

	(3.3)	0.7	21.1

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

V - Additional disclosures required by U.S. GAAP

a)	Earnings per share

The following table provides a reconciliation of the numerators and denominators used in computing earnings per share as required by ASC 260 “Earnings Per Share” (previous SFAS 128). The calculation of earnings per share as summarized below is retroactively adjusted for the stock dividends and stock splits as mentioned in Note 24.I.g). As discussed in Notes 9.c) and 24.I.k), the Company has a share compensation plan. For all periods presented, the impact of this share compensation plan on diluted earnings per share was minimal and, consequently, the Company has not presented a separate calculation of the diluted earnings per share amount.

	2009	2008	2007
Distributed income	274.1	243.7	182.5
Undistributed income	113.8	171.5	35.0

Net income of owners of the parent under U.S. GAAP	387.9	415.2	217.5

Weighted average shares outstanding (in thousands)	133,893.3	134,173.4	85,449.8
Basic and diluted earnings per share - whole R$	2.90	3.09	2.55

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

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

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

Logistic segment (Ultracargo)

The main customers of Ultracargo are chemical companies. The average-term payment is 20 days.

Historically, the Company has not experienced significant losses on trade receivables.

Distribution segment (Ipiranga)

Ipiranga is engaged in the distribution of fuels/lubricants and related products.

Credit risk in sales is reduced due to the large customer base and by short payment terms (10 days on average). Periodic monitoring of these accounts is performed by specific staff with the support of financial information systems.

No single customer or group accounts for more than 10% of total revenue.

Historically, the Company has not experienced significant losses on trade receivables.

Company is dependent on few major suppliers

The Company is dependent on third-party manufacturers for all of its supply of ethylene, fuels/lubricants and LPG. In 2009, 2008 and 2007, products purchased from the Company’s three largest suppliers accounted for approximately 68%, 75% and 77% of cost of sales and services, respectively. The Company is dependent on the ability of its suppliers to provide products on a timely basis and on favorable pricing terms. The loss of certain principal suppliers or a significant reduction in product availability from principal suppliers could have a material adverse effect on the Company. The Company believes that its relationship with its suppliers is satisfactory.

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

No impairment has been recorded in the consolidated financial statements as of December 31, 2009.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

d)	Impairment of goodwill

Goodwill under U.S. GAAP consists of the excess of the cost paid for the acquisitions of SPGás, Oxiteno México, Oxiteno Andina, Petrolog, Ipiranga, União Terminais and Texaco over the net fair value assigned to assets acquired and liabilities assumed of these companies.

The Company has recorded the following amounts of goodwill under the U.S. GAAP financial statements:

Description	2009	2008
Gas segment (Ultragaz):
Goodwill on the acquisition of SPGás (merged into Ipiranga Produtos de Petróleo S.A., see Note 4)	39.9	39.9
Chemical segment (Oxiteno):
Goodwill on the acquisition of Oxiteno México S.A. de C.V.	2.6	2.6
Goodwill on the acquisition of Oxiteno Andina, C.A.	0.2	0.2
Cargo segment (Ultracargo):
Goodwill on the acquisition of Petrolog	6.5	6.5
Goodwill on the acquisition of União Terminais	331.4	331.4
Distribution segment (Ultrapar):
Goodwill on the acquisition of Ipiranga (*)	387.4	410.8
Goodwill on the acquisition of Texaco	177.8	—

(*)	In 2008 and 2009, the goodwill was adjusted due to write-off of accounting for uncertainty in income taxes previously recorded at the acquisition date, as disclosure in Note 24.I.f).

As mentioned in Note 24.I.f), goodwill is not amortized and is annually tested for impairment. No impairment has been recorded in the consolidated financial statements as of December 31, 2009.

e)	Fair value of financial instruments

The fair values of accounts receivables and trade suppliers approximate their book values. The fair value of financial assets and financial liabilities, including cash and cash equivalents, short and long-term investments, financing, debentures and swap instruments are disclosed in Note 21.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

f)	Environmental issues

The Company and its subsidiaries are subject to federal, state and local laws and regulations relating to the environment. These laws generally provide for control of air and effluent emissions and require responsible parties to undertake remediation of hazardous waste disposal sites. Civil penalties may be imposed for noncompliance. The Company provides for remediation costs and penalties when a loss is probable and the amount is reasonably determinable. It is not presently possible to estimate the amount of all remediation costs that might be incurred or penalties that may be imposed; however, management does not presently expect that such costs and penalties will have a material effect on the Company’s consolidated financial position or results of operations. Recurring costs associated with managing hazardous substances and pollution in on-going operations, mainly composed of costs for treatment of effluents and for incinerations, amounted to R$ 52.0, R$ 23.2 and R$ 16.9 for the years ended December 31, 2009, 2008 and 2007, respectively. Capital expenditures to limit or monitor hazardous substances and pollutants amounted to R$ 7.9, R$ 11.8 and R$ 8.9, for the years ended December 31, 2009, 2008 and 2007, respectively.

The Company’s subsidiary Ultracargo Operações Logísticas e Participações Ltda. has controlled environmental liabilities in two of its terminals, situated in Santos and Paulínia, which are in monitoring and remediation phases, respectively.

The Company has no historical mandated expenditures to remedy previously contaminated sites, and other infrequent or non-recurring clean-up expenditures that can be anticipated but which are not required in the present circumstances.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

g)	Segment information

Financial information about each of the Company’s reportable segments based on records in accordance with accounting practices adopted in Brazil is as follows:

	2009	2008	2007
Net revenue from sales to unassociated companies:
Gas	3,438.7	3,336.8	3,111.2
Distribution of fuels/lubricants	30,458.0	22,676.4	14,915.6
Chemical (1)	1,921.1	1,926.1	1,685.7
Logistics	272.9	237.4	186.0
Other (2)	25.2	91.3	22.8

	36,115.9	28,268.0	19,921.3

Intersegment:
Gas	2.5	2.6	1.7
Distribution of fuels/lubricants	40.6	—	11.4
Chemical	—	—	—
Logistics	64.1	46.0	43.1
Other (2)	231.4	107.6	65.5

Elimination	338.6	156.2	121.7

Net revenues:
Gas	3,441.2	3,339.4	3,112.9
Distribution of fuels/lubricants	30,498.6	22,676.4	14,927.0
Chemical	1,921.1	1,926.1	1,685.7
Logistics	337.0	283.4	229.1
Other (2)	256.6	198.9	88.3
Elimination	(338.6)	(156.2)	(121.7)

	36,115.9	28,268.0	19,921.3

Operating profit before financial items:
Gas	162.3	87.9	132.3
Distribution of fuels/lubricants	622.6	515.7	261.0
Chemical	40.7	154.2	106.7
Logistics	52.5	7.3	14.6
Other (2)	36.9	(51.7)	(28.5)

	915.0	713.4	486.1

Net financial income	(278.2)	(168.8)	(119.4)
Other income	20.3	11.2	8.8

Income before income tax and social contribution and equity in income of affiliates	657.1	555.8	375.5

Equity in income of affiliates	0.2	—	0.6
Employees statutory interest	—	(9.4)	(7.3)

Income before taxes	657.3	546.4	368.8

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

(1)	An important portion of our products could be classified as a commodity and a specialty chemical, depending on the use of such products by our customers. As a consequence, the Company considers that an exact split of sales between commodity and specialty chemicals would be impractical.

(2)	On the table above, “other” is composed mainly by parent company Ultrapar Participações S.A., by Imaven Imóveis Ltda, by the participation in the oil refining business and, after 2008, by Serma. Serma is an association of users of data processing equipment and related services, responsible for IT services for Ultrapar.

	2009	2008	2007
Additions to property, plant and equipment and intangible assets according to:
Accounting practices adopted in Brazil:
Gas	125.7	177.2	87.5
Distribution of fuels/lubricants	125.4	158.1	84.5
Chemical	164.6	518.3	443.9
Logistics	87.6	62.5	45.5
Other (1)	19.9	13.5	3.6

	523.2	929.6	665.0

U.S. GAAP:
Gas	125.7	177.2	87.5
Distribution of fuels/lubricants	125.4	158.1	84.5
Chemical	164.6	518.3	443.9
Logistics	87.6	62.5	45.5
Other (1)	19.9	13.5	3.6

	523.2	929.6	665.0

Depreciation and amortization charges according to:
Accounting practices adopted in Brazil:
Gas	119.0	122.9	119.5
Distribution of fuels/lubricants	154.9	96.9	69.3
Chemical	104.1	55.8	48.1
Logistics	52.3	43.3	28.4
Other (1)	9.0	56.6	35.3

	439.3	375.5	300.6

U.S. GAAP:
Gas	67.4	77.4	66.7
Distribution of fuels/lubricants	177.9	102.0	75.9
Chemical	111.4	59.7	47.2
Logistics	55.6	33.3	30.2
Other (1)	9.3	16.2	0.7

	421.6	288.6	220.7

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

	2009	2008	2007
Identifiable assets - accounting practices adopted in Brazil:
Gas	1,316.2	1,081.8	841.9
Distribution of fuels/lubricants	5,729.8	3,256.6	2,874.8
Chemical	2,682.5	3,308.8	2,814.0
Logistics	886.9	862.5	375.1
Other (1)	513.9	1,157.5	2,403.5

	11,129.3	9,667.2	9,309.3

Identifiable assets - U.S. GAAP:
Gas	1,281.4	1,040.3	800.1
Distribution of fuels/lubricants	5,785.6	3,374.3	2,961.9
Chemical	2,673.7	3,300.0	2,827.4
Logistics	868.2	866.0	375.0
Other (1)	506.3	1,145.9	2,390.5

	11,115.2	9,726.5	9,354.9

(1)	On the table above, “other” is composed by parent company Ultrapar Participações S.A., by Imaven Imóveis Ltda, by the participation in the oil refining business and, after 2008, by Serma.

Additional information about business segments can be found in Note 19.

	2009	2008
Investments in equity investees - accounting practices adopted in Brazil:
Ipiranga	6.6	7.4
Chemical	5.8	5.5

See Note 12 for details of investment in equity investees.

h)	Financial information for subsidiary guarantors and non-guarantor subsidiaries

Ultrapar Participações S.A. (Company) and Oxiteno S.A. (a wholly-owned subsidiary of Ultrapar Participações) are guarantors of LPG International Inc.’s obligations in connection with the issuance of registered notes. The guarantees are full and unconditional and are joint and several. The Company is presenting, pursuant to Rule 3 - 10 of Regulation S-X, condensed consolidating financial statements, according to accounting practices adopted in Brazil, of the guarantors and other Ultrapar subsidiaries, as follow:

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

Consolidated Balance Sheets

as of December 31, 2009

ASSETS	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CURRENT ASSETS
Cash and cash equivalents	3.5	58.9	49.0	107.9	1,776.1	—	1,887.5
Financial investments	—	—	—	—	427.5	—	427.5
Trade accounts receivable	—	—	85.8	85.8	1,602.6	(75.9)	1,612.5
Inventories	—	—	89.9	89.9	852.3	—	942.2
Recoverable taxes	—	38.2	24.3	62.5	264.6	(6.9)	320.2
Deferred income tax and social contribution	—	0.1	21.5	21.6	147.2	—	168.8
Dividends receivable	—	119.0	3.1	122.1	—	(122.1)	—
Other receivable	—	—	1.0	1.0	43.4	(9.1)	35.3
Prepaid expenses	—	—	1.8	1.8	24.2	(3.2)	22.8

Total current assets	3.5	216.2	276.4	492.6	5,137.9	(217.2)	5,416.8

NON-CURRENT ASSETS
Long term assets
Financial investments	—	—	—	—	7.2	—	7.2
Trade accounts receivable	—	—	—	—	338.2	—	338.2
Related companies	435.9	774.1	367.5	1,141.6	87.3	(1,657.2)	7.6
Deferred income tax and social contribution	—	0.1	17.3	17.4	455.3	—	472.7
Recoverable taxes	—	17.2	15.0	32.2	21.0	—	53.2
Escrow deposits	—	0.2	2.7	2.9	101.4	—	104.3
Other receivable	—	—	—	—	1.5	—	1.5
Prepaid expenses	—	—	4.2	4.2	47.4	(12.7)	38.9

	435.9	791.6	406.7	1,198.3	1,059.3	(1,669.9)	1,023.6

Investments
Subsidiary and affiliates	—	4,955.8	1,281.3	6,246.3	10.3	(6,244.2)	12.4
Others	—	—	8.1	8.1	2.8	—	10.9
Fixed assets	—	—	393.1	393.1	3,398.4	(0.2)	3,791.3
Intangible assets	—	246.2	15.3	261.5	603.0	—	864.5
Deferred charges	—	—	—	—	9.8	—	9.8

	—	5,202.0	1,697.8	6,909.0	4,024.3	(6,244.4)	4,688.9

Total non-current assets	435.9	5,993.6	2,104.5	8,107.3	5,083.6	(7,914.3)	5,712.5

TOTAL ASSETS UNDER ACCOUNTING PRACTICES ADOPTED IN BRAZIL	439.4	6,209.8	2,380.9	8,599.9	10,221.5	(8,131.5)	11,129.3

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

Consolidated Balance Sheets

as of December 31, 2009

RECONCILIATION TO U.S.GAAP	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
Reversal of revaluation adjustments	—	—	(0.8)	(0.8)	(20.1)	—	(20.9)
Inflation accounting	—	—	3.9	3.9	10.9	—	14.8
Different criteria for:
Deferred charges	—	—	(18.3)	(18.3)	(82.9)	—	(101.2)
Reversal of goodwill amortization of SPGás acquisition under BR GAAP	—	—	—	—	24.4	—	24.4
Reversal of goodwill amortization of Companhia Ultragaz S.A. shares from non controlling interest	—	—	—	—	(0.4)	—	(0.4)
Reversal of goodwill amortization of Ipiranga/RPR	—	—	—	—	(37.0)	—	(37.0)
Reversal of goodwill amortization of Texaco	—	—	—	—	(75.8)	—	(75.8)
Reversal of goodwill amortization of União Terminais	—	—	—	—	(8.5)	—	(8.5)
Other individually insignificant adjustments	—	—	—	—	2.3	—	2.3
Fair value adjustments relating to the acquisition of União Terminais	—	—	—	—	(14.6)	—	(14.6)
Fair value adjustments relating to acquisition of non controlling interest in Oxiteno S.A. - Indústria e Comércio	—	(9.5)	—	(9.5)	—	—	(9.5)
Fair value adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.	—	—	—	—	13.3	—	13.3
Fair value adjustments relating to the acquisition of Oxiteno México S.A. de C.V.	—	—	—	—	(0.5)	—	(0.5)
Fair value adjustments relating to acquisition of non controlling interest in Companhia Ultragaz S.A	—	—	—	—	2.1	—	2.1
Fair value adjustments relating to the acquisition of Texaco	—	—	—	—	100.2	—	100.2
Fair value adjustments relating to the acquisition of Ipiranga/RPR	—	—	—	—	152.9	—	152.9
Assets retirement obligation - assets	—	—	—	—	2.4	—	2.4
Deferred tax effects	—	2.0	5.2	7.2	(65.3)	—	(58.1)
Equity on U.S.GAAP adjustment	—	(61.7)	0.3	(61.4)	—	61.4	—

TOTAL ASSETS UNDER U.S.GAAP	439.4	6,140.6	2,371.2	8,521.0	10,224.9	(8,070.1)	11,115.2

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

Consolidated Balance Sheets

as of December 31, 2009

LIABILITIES	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CURRENT LIABILITIES
Loans, financing and debentures	—	1.4	127.1	128.5	953.6	(33.5)	1,048.6
Finance lease	—	—	—	—	10.7	—	10.7
Suppliers	—	10.0	61.5	71.5	886.1	(65.7)	891.9
Salaries and related charges	—	0.1	18.4	18.5	158.0	—	176.5
Taxes payable	—	1.4	1.1	2.5	123.0	—	125.5
Dividends payable	—	160.9	12.7	173.6	119.2	(122.1)	170.7
Income tax and social contribution payable	—	—	—	—	19.0	—	19.0
Deferred income tax and social contribution	—	—	0.1	0.1	0.8	—	0.9
Post-employment benefits	—	—	—	—	12.0	—	12.0
Provision for contingencies	—	—	—	—	23.0	—	23.0
Other payable	—	0.8	0.4	1.2	61.4	(14.4)	48.2

Total current liabilities	—	174.6	221.3	395.9	2,366.8	(235.7)	2,527.0

NON-CURRENT
Long-term liabilities
Financing and debentures	—	1,186.5	288.9	1,475.4	1,842.5	—	3,317.9
Finance lease	—	—	—	—	4.6	—	4.6
Related companies	431.0	—	267.6	267.6	936.6	(1,631.1)	4.1
Deferred income tax and social contribution	—	—	0.2	0.2	12.4	—	12.6
Provision for contingencies	—	3.5	28.9	32.4	239.3	—	271.7
Post-employment benefits	—	—	—	—	90.0	—	90.0
Other payable	—	—	1.0	1.0	36.1	—	37.1

	431.0	1,190.0	586.6	1,776.6	3,161.5	(1,631.1)	3,738.0

SHAREHOLDERS’ EQUITY
Share capital	—	3,696.8	873.6	4,570.4	4,377.9	(5,251.5)	3,696.8
Capital reserve	—	4.5		4.5	44.2	(47.4)	1.3
Revaluation reserve	—	8.2	0.8	9.0	12.0	(12.8)	8.2
Profit reserves	—	1,268.8	707.8	1,976.6	22.2	(730.0)	1,268.8
Treasury shares	—	(123.7)	—	(123.7)	—	(12.7)	(136.4)
Valuation adjustment	—	(4.1)	(3.9)	(4.1)	—	—	(4.1)
Cumulative translation adjustments	—	(5.3)	(5.3)	(5.3)	—	—	(5.3)
Non-controlling interests	—	—	—	—	31.7	3.3	35.0
Retained earnings	8.4	—	—	—	205.2	(213.6)	—

TOTAL SHAREHOLDERS’ EQUITY UNDER ACCOUNTING PRACTICES ADOPTED IN BRAZIL	8.4	4,845.2	1,573.0	6,427.4	4,693.2	(6,264.7)	4,864.3

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY UNDER ACCOUNTING PRACTICES ADOPTED IN BRAZIL	439.4	6,209.8	2,380.9	8,599.9	10,221.5	(8,131.5)	11,129.3

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

Consolidated Balance Sheets

as of December 31, 2009

SHAREHOLDERS’ EQUITYRECONCILIATION TO U.S.GAAP	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
Reversal of revaluation adjustments	—	—	(0.8)	(0.8)	(20.1)	—	(20.9)
Inflation accounting	—	—	3.9	3.9	10.9	—	14.8
Different criteria for:
Deferred charges	—	—	(18.3)	(18.3)	(82.9)	—	(101.2)
Reversal of goodwill amortization of SPGás acquisition under BR GAAP	—	—	—	—	24.4	—	24.4
Reversal of goodwill amortization of Companhia Ultragaz S.A. shares from non-controlling interest	—	—	—	—	(0.4)	—	(0.4)
Reversal of goodwill amortization of Texaco	—	—	—	—	(86.5)	—	(86.5)
Reversal of goodwill amortization of Ipiranga and RPR	—	—	—	—	9.4	—	9.4
Reversal of goodwill amortization of União Terminais	—	—	—	—	6.8	—	6.8
Other individually insignificant adjustments	—	—	(0.1)	(0.1)	1.9	—	1.8
Fair value adjustments relating to the acquisition of União Terminais	—	—	—	—	(14.6)	—	(14.6)
Fair value adjustments relating to the acquisition of non-controlling interest in Oxiteno S.A. - Indústria e Comércio	—	(9.5)	—	(9.5)	—	—	(9.5)
Fair value adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.	—	—	—	—	13.3	—	13.3
Fair value adjustments relating to the acquisition of Oxiteno México S.A. de C.V.	—	—	—	—	(0.5)	—	(0.5)
Fair value adjustments relating to the acquisition of non-controlling interest in Companhia Ultragaz S.A	—	—	—	—	2.1	—	2.1
Fair value adjustments relating to the acquisition of Texaco	—	—	—	—	23.8	—	23.8
Fair value adjustments relating to the acquisition of Ipiranga/RPR	—	—	—	—	152.9	—	152.9
Assets retirement obligation - assets	—	—	—	—	2.4	—	2.4
Assets retirement obligation - liabilities	—	—	—	—	(44.6)	—	(44.6)
Post-employment benefits	—	—	—	—	5.8	—	5.8
Loyalty program	—	—	—	—	(9.9)	—	(9.9)
Accounting for uncertainty in income taxes	—	(0.2)	—	(0.2)	(3.7)	—	(3.9)
Accounting for rebates	—	—	—	—	(0.7)	—	(0.7)
Tax benefit applied to reduce goodwill	—	—	—	—	(51.0)	—	(51.0)
Deferred tax effects	—	1.9	5.2	7.1	2.0	—	9.1
Reversal of dividends	—	56.9	—	56.9	—	—	56.9
Equity on U.S.GAAP adjustment	—	(61.7)	0.3	(61.4)	—	61.4	—

TOTAL SHAREHOLDERS’ EQUITY UNDER U.S.GAAP	8.4	4,832.6	1,563.2	6,405.0	4,634.0	(6,203.3)	4,844.1

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

Consolidated Statements of Income

for the year ended December 31, 2009

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
GROSS REVENUE FROM SALES AND SERVICES	—	—	911.6	911.6	37,564.0	(624.2)	37,851.4
Deductions	—	—	(239.4)	(239.4)	(1,566.2)	70.1	(1,735.5)

NET REVENUE FROM SALES AND SERVICES	—	—	672.2	672.2	35,997.8	(554.1)	36,115.9
Cost of products and services sold	—	—	(598.1)	(598.1)	(33,332.0)	518.1	(33,412.0)

GROSS INCOME	—	—	74.1	74.1	2,665.8	(36.0)	2,703.9

OPERATING (EXPENSES) REVENUES	—	(0.7)	(131.5)	(132.2)	(1,704.5)	47.8	(1,788.9)

Selling and marketing	—	—	(33.2)	(33.2)	(790.2)	3.8	(819.6)
General and administrative	—	(0.7)	(92.6)	(93.3)	(653.1)	39.6	(706.8)
Depreciation and amortization	—	—	(6.0)	(6.0)	(275.8)	—	(281.8)
Other net operating income	—	—	0.3	0.3	14.6	4.4	19.3

OPERATING INCOME BEFORE FINANCIAL INCOME AND OTHER INCOME	—	(0.7)	(57.4)	(58.1)	961.3	11.8	915.0

Net financial income	0.9	(68.7)	25.0	(43.7)	(227.8)	(7.6)	(278.2)
Other income	—	—	(0.3)	(0.3)	20.6	—	20.3

INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION, EQUITY IN INCOME OF AFFILIATES AND EMPLOYEESSTATUTORY INTEREST	0.9	(69.4)	(32.7)	(102.1)	754.1	4.2	657.1

INCOME TAX AND SOCIAL CONTRIBUTION	—	(1.8)	10.0	8.2	(195.2)	—	(187.0)

Current	—	(1.8)	(7.0)	(8.8)	(160.4)	(13.0)	(182.2)
Deferred charges	—	—	17.0	17.0	(42.4)	—	(25.4)
Tax incentives	—	—	—	—	7.6	13.0	20.6

INCOME BEFORE EQUITY IN INCOME OF AFFILIATES AND EMPLOYEES STATUTORY INTEREST	0.9	(71.2)	(22.7)	(93.9)	558.9	4.2	470.1
Equity in income of affiliates	—	537.9	75.6	613.5	23.0	(636.3)	0.2
Employees statutory interest	—	—	—	—	—	—	—

NET INCOME (LOSS) UNDER ACCOUNTING PRACTICES ADOPTED IN BRAZIL	0.9	466.7	52.9	519.6	581.9	(632.1)	470.3
Income attributable to:
Owners of the parent	0.9	466.7	52.9	519.6	579.4	(633.2)	466.7
Non-controlling interests	—	—	—	—	2.5	1.1	3.6

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

Consolidated Statements of Income

for the year ended December 31, 2009

RECONCILIATION TO U.S.GAAP	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
Reversal of revaluation adjustments	—	—	0.1	0.1	2.3	—	2.4
Inflation accounting	—	—	(0.4)	(0.4)	(2.5)	—	(2.9)
Different criteria for:
Cancellation of subsidiaries’ treasury stock	—	—	—	—	0.3	—	0.3
Deferred charges	—	—	—	—	(1.1)	—	(1.1)
Fair value adjustments relating to the acquisition of União Terminais	—	—	—	—	(10.6)	—	(10.6)
Other individually insignificant adjustments	—	—	0.1	0.1	(0.2)	—	(0.1)
Assets retirement obligation - assets	—	—	—	—	(0.2)	—	(0.2)
Assets retirement obligation - liabilities	—	—	—	—	36.6	—	36.6
Fair value adjustments relating to acquisition of minority interest in Oxiteno S.A. - Indústria e Comércio	—	4.2	—	4.2	—	—	4.2
Fair value adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.	—	—	—	—	1.5	—	1.5
Fair value adjustments relating to the acquisition of Oxiteno México S.A. de C.V.	—	—	—	—	0.2	—	0.2
Fair value adjustments relating to acquisition of minority interest in Companhia Ultragaz S.A	—	—	—	—	(0.6)	—	(0.6)
Fair value adjustments relating to acquisition of Texaco	—	—	—	—	(24.5)	—	(24.5)
Fair value adjustments relating to acquisition of Ipiranga/RPR	—	—	—	—	(5.6)	—	(5.6)
Accounting for rebates	—	—	—	—	6.4	—	6.4
Loyalty program	—	—	—	—	(9.9)	—	(9.9)
Post-employment benefits	—	—	—	—	(11.3)	—	(11.3)
Tax benefit applied to reduce goodwill	—	—	—	—	(67.4)	—	(67.4)
Deferred tax effects	—	(0.8)	0.1	(0.7)	4.6	—	3.9
Equity on U.S.GAAP adjustment	—	(81.3)	(0.3)	(81.7)	—	81.7	—

NET INCOME (LOSS) UNDER USGAAP	0.9	388.8	52.5	441.2	499.9	(550.4)	391.6

Income attributable to:
Owners of the parent	0.9	388.8	52.5	441.2	496.2	(550.4)	387.9
Non-controlling interests	—	—	—	—	3.7	—	3.7

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

Consolidated Statements of Cash Flows

for the year ended December 31, 2009

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	0.9	466.7	52.9	519.6	581.9	(632.1)	470.3
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	—	—	43.8	43.8	395.5	—	439.3
PIS and COFINS credits on depreciation	—	—	2.0	2.0	8.2	—	10.2
Proceeds from sale of fixed assets	—	—	(0.3)	(0.3)	(17.2)	—	(17.5)
Interest, monetary and exchangerate changes	5.0	93.0	(78.7)	14.3	(175.9)	7.6	(149.0)
Provision (release of provision) for loss on fixed assets	—	—	0.1	0.1	0.4	—	0.5
Equity in income of subsidiaries and affiliates	—	(537.9)	(75.6)	(613.5)	(23.0)	636.3	(0.2)
Deferred income tax and social contribution	—	—	(17.0)	(17.0)	42.4	—	25.4
Others	—	—	—	—	3.7	(3.0)	0.7
Decrease (increase) in operating assets:
Trade receivables	—	—	17.5	17.5	43.5	(21.0)	40.0
Recoverable taxes	—	(26.7)	17.4	(9.3)	52.7	—	43.4
Inventories	—	—	53.7	53.7	306.4	17.7	377.8
Prepaid expenses	—	—	(2.7)	(2.7)	(5.7)	5.2	(3.2)
Dividends received from subsidiaries	—	257.3	102.1	359.4	0.6	(360.0)	—
Other receivables	—	1.0	2.7	3.7	67.9	—	71.6
Increase (decrease) in operating liabilities:
Trade payables	—	9.6	(21.1)	(11.5)	64.9	(6.0)	47.4
Accrued interest	—	—	—	—	3.1	—	3.1
Wages and employee benefits	—	—	(8.4)	(8.4)	5.7	—	(2.7)
Taxes payable	—	1.3	(0.7)	0.6	23.6	—	24.2
Provision for contingencies	—	(1.4)	8.7	7.3	(5.9)	—	1.4
Other payables	—	(0.5)	0.5	—	(2.1)	—	(2.1)

Net cash (used in) provided by operating activities	5.9	262.4	96.9	359.3	1,370.7	(355.3)	1,380.6

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

Consolidated Statements of Cash Flows

for the year ended December 31, 2009

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM INVESTIMENT ACTIVITIES
Financial investments, net of redemptions	—	—	46.7	46.7	311.7	—	358.4
Disposal (acquisition) of investments, net	—	57.9	(210.0)	(152.1)	(1,360.9)	152.4	(1,360.6)
Cash of acquired subsidiaries	—	—	—	—	29.4	—	29.4
Amounts in escrow	—	—	(0.1)	(0.1)	12.0	—	11.9
Acquisition of fixed assets	—	—	(36.9)	(36.9)	(447.6)	—	(484.5)
Increase to intangible assets	—	—	(7.1)	(7.1)	(31.6)	—	(38.7)
Gain on sale of fixed assets	—	—	0.6	0.6	43.7	—	44.3

Net cash (used in) provided by investiment activities	—	57.9	(206.8)	(148.9)	(1,443.3)	152.4	(1,439.8)

CASH FLOWS FROM FINANCING ACTIVITIES
Short-term debt, net	(34.3)	(1,354.3)	(49.0)	(1,403.3)	(114.3)	—	(1,551.9)
Long-term debt, net	—	1,184.4	226.7	1,411.1	1,076.6	—	2,487.7
Payment of financial lease	—	—	—	—	(13.9)	—	(13.9)
Related entities	29.6	(638.0)	(55.4)	(693.4)	813.4	(151.9)	(2.3)
Dividends paid	—	(237.6)	(19.8)	(257.4)	(345.5)	360.0	(242.9)
Sale of treasury shares to subsidiaries	—	5.2	—	5.2	—	(5.2)	—

Net cash provided by (used in) financing activities	(4.7)	(1,040.3)	102.5	(937.8)	1,416.3	202.9	676.7

Effect of changes exchange in rates on cash and cash equivalents in foreign currency	—	—	—	—	(5.1)	—	(5.1)
Increase (decrease) in cash and cash equivalents	1.2	(720.0)	(7.4)	(727.4)	1,338.6	—	612.4
Cash and cash equivalents at the beginning of the year	2.3	778.9	56.4	835.3	437.5	—	1,275.1

Cash and cash equivalents at the end of the year	3.5	58.9	49.0	107.9	1,776.1	—	1,887.5

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

Consolidated Balance Sheets

as of December 31, 2008

ASSETS	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CURRENT ASSETS
Cash and cash equivalents	2.3	778.9	113.1	892.0	380.8	—	1,275.1
Financial investments	—	—	696.2	696.2	155.2	—	851.4
Trade accounts receivable	—	—	103.6	103.6	1,431.4	(105.7)	1,429.3
Inventories	—	—	154.1	154.1	886.8	(7.2)	1,033.7
Recoverable taxes	—	28.8	40.1	68.9	243.0	—	311.9
Deferred income tax and social contribution	—	0.1	10.4	10.5	101.3	—	111.8
Dividends receivable	—	98.3	—	98.3	2.1	(100.4)	—
Other receivable	—	0.9	5.6	6.5	106.5	(9.4)	103.6
Prepaid expenses	—	—	0.6	0.6	20.4	(2.0)	19.0

Total current assets	2.3	907.0	1,123.7	2,030.7	3,327.5	(224.7)	5,135.8

NON-CURRENT ASSETS
Long term assets
Financial investments	—	—	—	—	7.2	—	7.2
Trade accounts receivable	—	—	—	—	210.1	—	210.1
Related companies	585.1	77.0	28.3	105.3	342.6	(1,027.4)	5.6
Deferred income tax and social contribution	—	0.1	13.1	13.2	395.5	—	408.7
Recoverable taxes	—	0.2	15.9	16.1	26.9	—	43.0
Escrow deposits	—	—	2.6	2.6	53.5	—	56.1
Other receivable	—	—	—	—	0.5	—	0.5
Prepaid expenses	—	—	2.9	2.9	33.2	(11.5)	24.6

	585.1	77.3	62.8	140.1	1,069.5	(1,038.9)	755.8

Investments
Subsidiary and affiliates	—	4,765.5	1,114.5	5,877.9	12.9	(5,877.9)	12.9
Others	—	0.1	7.8	7.9	13.1	—	21.0
Fixed assets	—	—	389.8	389.8	2,742.1	(0.4)	3,131.5
Intangible assets	—	246.2	12.1	258.3	351.7	(15.4)	594.6
Deferred charges	—	—	—	—	15.6	—	15.6

	—	5,011.8	1,524.2	6,533.9	3,135.4	(5,893.7)	3,775.6

Total non-current assets	585.1	5,089.1	1,587.0	6,674.0	4,204.9	(6,932.6)	4,531.4

TOTAL ASSETS UNDER ACCOUNTING PRACTICES ADOPTED IN BRAZIL	587.4	5,996.1	2,710.7	8,704.7	7,532.4	(7,157.3)	9,667.2

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

Consolidated Balance Sheets

as of December 31, 2008

RECONCILIATION TO U.S.GAAP	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
Reversal of revaluation adjustments	—	—	(1.0)	(1.0)	(22.3)	—	(23.3)
Inflation accounting	—	—	4.2	4.2	13.5	—	17.7
Different criteria for:
Deferred charges	—	—	(18.3)	(18.3)	(94.8)	—	(113.1)
Reversal of goodwill amortization of SPGás acquisition under BR GAAP	—	—	—	—	24.4	—	24.4
Reversal of goodwill amortization of Companhia Ultragaz S.A. shares from minority shareholders	—	—	—	—	(0.4)	—	(0.4)
Reversal of goodwill amortization of Ipiranga/RPR	—	—	—	—	10.7	—	10.7
Reversal of goodwill amortization of União Terminais	—	—	—	—	6.8	—	6.8
Other individually insignificant adjustments	—	—	—	—	2.0	—	2.0
Fair value adjustments relating to the acquisition of União Terminais	—	—	—	—	(4.0)	—	(4.0)
Fair value adjustments relating to acquisition of minority interest in Oxiteno S.A. - Indústria e Comércio	—	(13.7)	—	(13.7)	—	—	(13.7)
Fair value adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.	—	—	—	—	11.8	—	11.8
Fair value adjustments relating to the acquisition of Oxiteno México S.A. de C.V.	—	—	—	—	(0.7)	—	(0.7)
Fair value adjustments relating to acquisition of minority interest in Companhia Ultragaz S.A	—	—	—	—	2.7	—	2.7
Fair value adjustments relating to the acquisition of Ipiranga/RPR	—	—	—	—	158.6	—	158.6
Assets retirement obligation - assets	—	—	—	—	4.7	—	4.7
Deferred tax effects	—	2.7	5.2	7.9	(32.8)	—	(24.9)
Equity on U.S.GAAP adjustment	—	27.9	1.3	29.2	—	(29.2)	—

TOTAL ASSETS UNDER U.S.GAAP	587.4	6,013.0	2,702.1	8,715.1	7,612.6	(7,186.5)	9,726.5

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

Consolidated Balance Sheets

as of December 31, 2008

LIABILITIES	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CURRENT LIABILITIES
Loans and financing	—	1,203.8	117.4	1,321.2	324.3	—	1,645.5
Finance lease	—	—	—	—	12.6	—	12.6
Suppliers	—	0.4	82.6	83.0	627.0	(95.8)	614.2
Salaries and related charges	—	0.1	26.9	27.0	137.6	—	164.6
Taxes payable	—	0.1	1.8	1.9	87.1	—	89.0
Dividends payable	—	119.9	19.9	139.8	87.6	(100.4)	127.0
Income tax and social contribution payable	—	—	—	—	17.4	—	17.4
Post-employment benefits	—	—	—	—	14.7	—	14.7
Provision for contingencies	—	—	—	—	8.8	—	8.8
Deferred income tax and social contribution	—	—	1.6	1.6	30.9	—	32.5
Other payable	—	1.4	0.2	1.6	21.8	(2.0)	21.4

Total current liabilities	—	1,325.7	250.4	1,576.1	1,369.8	(198.2)	2,747.7

NON-CURRENT
Long-term liabilities
Loans and financing	577.3	—	247.6	247.6	1,176.0	—	2,000.9
Finance lease	—	—	—	—	12.9	—	12.9
Related companies	—	1.8	647.2	649.0	390.6	(1,035.2)	4.4
Deferred income tax and social contribution	—	—	0.6	0.6	17.6	—	18.2
Provision for contingencies	—	4.9	20.2	25.1	78.4	—	103.5
Post-employment benefits	—	—	—	—	77.7	—	77.7
Other payable	—	—	0.8	0.8	12.8	—	13.6

	577.3	6.7	916.4	923.1	1,766.0	(1,035.2)	2,231.2

SHAREHOLDERS’ EQUITY
Share capital	—	3,696.8	665.1	4,361.9	4,137.4	(4,802.5)	3,696.8
Capital reserve	—	2.9	—	2.9	55.4	(57.4)	0.9
Revaluation reserve	—	10.3	1.0	11.3	19.5	(20.5)	10.3
Profit reserves	—	1,078.9	875.7	1,954.6	137.2	(1,012.9)	1,078.9
Treasury shares	—	(127.3)	—	(127.3)	—	(11.6)	(138.9)
Valuation adjustment	—	(6.2)	(6.2)	(6.2)	—	—	(6.2)
Cumulative translation adjustments	—	8.3	8.3	8.3	—	—	8.3
Retained earnings	10.1	—	—	—	12.2	(22.3)	—
Noncontrolling interest	—	—	—	—	34.9	3.3	38.2

TOTAL SHAREHOLDERS’ EQUITY UNDER ACCOUNTING PRACTICES ADOPTED IN BRAZIL	10.1	4,663.7	1,543.9	6,205.5	4,396.6	(5,923.9)	4,688.3

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY UNDER ACCOUNTING PRACTICES ADOPTED IN BRAZIL	587.4	5,996.1	2,710.7	8,704.7	7,532.4	(7,157.3)	9,667.2

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

Consolidated Balance Sheets

as of December 31, 2008

SHAREHOLDERS’ EQUITY RECONCILIATION TO U.S.GAAP	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
Reversal of revaluation adjustments	—	—	(1.0)	(1.0)	(22.3)	—	(23.3)
Inflation accounting	—	—	4.2	4.2	13.5	—	17.7
Different criteria for:
Cancellation of subsidiaries’ treasury stock	—	—	—	—	(0.3)	—	(0.3)
Deferred charges	—	—	(18.3)	(18.3)	(94.8)	—	(113.1)
Reversal of goodwill amortization of SPGás acquisition under BR GAAP	—	—	—	—	24.4	—	24.4
Reversal of goodwill amortization of Companhia Ultragaz S.A. shares from minority shareholders	—	—	—	—	(0.4)	—	(0.4)
Reversal of goodwill amortization of Ipiranga and RPR	—	—	—	—	10.7	—	10.7
Reversal of goodwill amortization of União Terminais under BRGAAP	—	—	—	—	6.8	—	6.8
Other individually insignificant adjustments	—	—	(0.2)	(0.2)	1.7	—	1.5
Fair value adjustments relating to the acquisition of União Terminais	—	—	—	—	(4.0)	—	(4.0)
Fair value adjustments relating to acquisition of minority interest in Oxiteno S.A. - Indústria e Comércio	—	(13.7)	—	(13.7)	—	—	(13.7)
Fair value adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.	—	—	—	—	11.8	—	11.8
Fair value adjustments relating to the acquisition of Oxiteno México S.A. de C.V.	—	—	—	—	(0.7)	—	(0.7)
Fair value adjustments relating to acquisition of minority interest in Companhia Ultragaz S.A	—	—	—	—	2.7	—	2.7
Fair value adjustments relating to the acquisition of Ipiranga/RPR	—	—	—	—	158.6	—	158.6
Assets retirement obligation - assets	—	—	—	—	4.7	—	4.7
Assets retirement obligation - liabilities	—	—	—	—	(83.2)	—	(83.2)
Post-employment benefits	—	—	—	—	6.4	—	6.4
Accounting for uncertainty in income taxes	—	(0.2)	—	(0.2)	(4.9)	—	(5.1)
Accounting for rebates	—	—	—	—	(7.1)	—	(7.1)
Tax benefit applied to reduce goodwill	—	—	—	—	(5.0)	—	(5.0)
Deferred tax effects	—	2.8	5.3	8.1	(3.7)	—	4.4
Reversal of dividends	—	52.4	—	52.4	—	—	52.4
Equity on U.S.GAAP adjustment	—	27.9	1.3	29.2	—	(29.2)	—

TOTAL SHAREHOLDERS’ EQUITY UNDER U.S.GAAP	10.1	4,732.9	1,535.2	6,266.0	4,411.5	(5,953.1)	4,734.5

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

Consolidated Statements of Income

for the year ended December 31, 2008

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
GROSS REVENUE FROM SALES AND SERVICES	—	—	912.1	912.1	29,207.8	(583.5)	29,536.4
Deductions	—	—	(222.1)	(222.1)	(1,142.9)	96.6	(1,268.4)

NET REVENUE FROM SALES AND SERVICES	—	—	690.0	690.0	28,064.9	(486.9)	28,268.0
Cost of products and services sold	—	—	(595.8)	(595.8)	(25,993.1)	436.6	(26,152.3)

GROSS INCOME	—	—	94.2	94.2	2,071.8	(50.3)	2,115.7

OPERATING (EXPENSES) REVENUES	—	(42.6)	(125.3)	(167.9)	(1,277.4)	43.0	(1,402.3)

Selling and marketing		—	(28.5)	(28.5)	(557.0)	1.3	(584.2)
General and administrative	—	(0.3)	(92.7)	(93.0)	(491.3)	31.3	(553.0)
Depreciation and amortization	—	(42.9)	(7.0)	(49.9)	(241.1)	3.8	(287.2)
Other net operating income	—	0.6	2.9	3.5	12.0	6.6	22.1

OPERATING INCOME BEFORE FINANCIAL INCOME AND OTHER INCOME	—	(42.6)	(31.1)	(73.7)	794.4	(7.3)	713.4

Net financial income	(0.4)	(79.6)	(77.9)	(157.5)	16.9	(27.8)	(168.8)
Other income	—	210.4	4.3	214.7	7.0	(210.5)	11.2

INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION, EQUITY IN INCOME OF AFFILIATES AND EMPLOYEESSTATUTORY INTEREST	(0.4)	88.2	(104.7)	(16.5)	818.3	(245.6)	555.8

INCOME TAX AND SOCIAL CONTRIBUTION	—	(30.6)	7.9	(22.7)	(199.1)	70.2	(151.6)

Current	—	(17.5)	—	(17.5)	(156.0)	(31.1)	(204.6)
Deferred charges	—	(13.1)	7.9	(5.2)	(52.3)	70.2	12.7
Tax incentives	—	—	—	—	9.2	31.1	40.3

INCOME BEFORE EQUITY IN INCOME OF AFFILIATES AND EMPLOYEES STATUTORY INTEREST	(0.4)	57.6	(96.8)	(39.2)	619.2	(175.4)	404.2
Equity in income of affiliates	—	332.7	180.3	513.0	(122.4)	(390.6)	—
Employees statutory interest	—	—	—	—	(9.4)	—	(9.4)

NET INCOME (LOSS) UNDER ACCOUNTING PRACTICES ADOPTED IN BRAZIL	(0.4)	390.3	83.5	473.8	487.4	(566.0)	394.8
Income attributable to:
Owners of the parent	(0.4)	390.3	83.5	473.8	482.4	(565.5)	390.3
Non-controlling interests	—	—	—	—	5.0	(0.5)	4.5

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

Consolidated Statements of Income

for the year ended December 31, 2008

RECONCILIATION TO U.S.GAAP	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
Reversal of revaluation adjustments	—	—	0.1	0.1	1.7	—	1.8
Inflation accounting	—	—	(2.5)	(2.5)	(2.9)	—	(5.4)
Different criteria for:
Cancellation of subsidiaries’ treasury stock	—	—	—	—	0.9	—	0.9
Deferred charges	—	(0.8)	(0.6)	(1.4)	(4.5)	—	(5.9)
Reversal of goodwill amortization	—	—	—	—	55.1	—	55.1
Fair value adjustments relating to accounting for derivative instruments and headging activities	—	—	—	—	0.3	—	0.3
Amortization of intangible assets (customers contract)	—	—	—	—	(4.0)	—	(4.0)
Other individually insignificant adjustments	—	(0.3)	0.2	(0.1)	1.4	—	1.3
Assets retirement obligation - assets	—	—	—	—	(0.4)	—	(0.4)
Assets retirement obligation - liabilities	—	—	—	—	(2.1)	—	(2.1)
Fair value adjustments relating to acquisition of minority interest in Oxiteno S.A. - Indústria e Comércio	—	4.5	—	4.5	—	—	4.5
Fair value adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.	—	—	—	—	1.5	—	1.5
Fair value adjustments relating to the acquisition of Oxiteno México S.A. de C.V.	—	—	—	—	0.2	—	0.2
Fair value adjustments relating to acquisition of minority interest in Companhia Ultragaz S.A	—	—	—	—	(0.6)	—	(0.6)
Fair value adjustments relating to acquisition of Ipiranga/RPR	—	—	—	—	(5.5)	—	(5.5)
Accounting for uncertainty in income taxes	—	0.1	—	0.1	(0.4)	—	(0.3)
Accounting for rebates	—	—	—	—	(2.4)	—	(2.4)
Write-off of available-for-sale equity securities	—	—	(11.2)	(11.2)	—	—	(11.2)
Post-employment benefits	—	—	—	—	(8.6)	—	(8.6)
Tax benefit applied to reduce goodwill	—	—	—	—	(5.0)	—	(5.0)
Deferred tax effects	—	(0.6)	4.9	4.3	6.5	—	10.8
Minority interest	—	—	—	—	(0.1)	—	(0.1)
Equity on U.S.GAAP adjustment	—	33.9	(0.5)	33.4	—	(33.4)	—

NET INCOME (LOSS) UNDER USGAAP	(0.4)	427.1	73.9	501.0	518.6	(599.4)	419.8

Income attributable to:
Owners of the parent	(0.4)	427.1	73.9	501.0	513.5	(598.9)	415.2
Non-controlling interests	—	—	—	—	5.1	(0.5)	4.6

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

Consolidated Statements of Cash Flows

for the year ended December 31, 2008

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	(0.4)	390.3	83.5	473.8	487.4	(566.0)	394.8
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	—	42.9	25.6	68.5	310.8	(3.8)	375.5
PIS and COFINS credits on depreciation	—	—	1.1	1.1	4.0	—	5.1
Proceeds from sale of fixed assets	—	(210.5)	(13.9)	(224.4)	(6.9)	210.5	(20.8)
Interest, monetary and exchangerate changes	38.7	152.3	22.2	174.5	77.8	27.8	318.8
Provision (release of provision) for loss on fixed assets	—	—	—	—	(1.9)	—	(1.9)
Equity in income of subsidiaries and affiliates	—	(332.7)	(118.7)	(451.4)	60.8	390.6	—
Deferred income tax and social contribution	—	13.1	(7.8)	5.3	52.2	(70.2)	(12.7)
Others	—	—	—	—	0.6	1.0	1.6
Decrease (increase) in operating assets:
Trade receivables	—	—	(27.4)	(27.4)	(152.9)	60.1	(120.2)
Recoverable taxes	—	5.2	(4.5)	0.7	(80.7)	—	(80.0)
Inventories	—	—	(71.2)	(71.2)	(288.9)	(27.0)	(387.1)
Prepaid expenses	(1.1)	—	0.7	0.7	(9.1)	5.2	(4.3)
Dividends received from subsidiaries	—	172.5	529.6	702.1	—	(702.1)	—
Other receivables	—	0.1	(1.6)	(1.5)	(73.0)	—	(74.5)
				—
Increase (decrease) in operating liabilities:				—
Trade payables	—	(1.7)	27.6	25.9	31.2	(30.2)	26.9
Accrued interest	—	—	—	—	(24.4)	—	(24.4)
Wages and employee benefits	—	—	10.9	10.9	27.3	—	38.2
Taxes payable	—	(12.2)	(1.0)	(13.2)	39.7	—	26.5
Provision for contingencies	—	0.2	—	0.2	(16.5)	—	(16.3)
Other payables	—	(1.5)	1.1	(0.4)	(71.3)	—	(71.7)

Net cash (used in) provided by operating activities	37.2	218.0	456.2	674.2	366.2	(704.1)	373.5

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

Consolidated Statements of Cash Flows

for the year ended December 31, 2008

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM INVESTIMENT ACTIVITIES
Financial investments, net of redemptions	—	—	(6.7)	(6.7)	40.7	—	34.0
Disposal (acquisition) of investments, net	—	61.6	(80.8)	(19.2)	(432.4)	19.2	(432.4)
Cash of acquired subsidiaries	—	—	—	—	11.4	—	11.4
Capital contributions to subsidiaries	—	(1,101.8)	—	(1,101.8)	—	1,101.8	—
Capital reduction of subsidiaries	—	470.0	—	470.0	—	(470.0)	—
Amounts in escrow	—	—	(0.1)	(0.1)	(22.4)	—	(22.5)
Acquisition of fixed assets	—	—	(121.3)	(121.3)	(770.4)	—	(891.7)
Increase to intangible assets	—	—	(1.8)	(1.8)	(36.1)	—	(37.9)
Additions to deferred charges	—	—	—	—	(4.9)	—	(4.9)
Gain on sale of fixed assets	—	—	46.4	46.4	(1.4)	—	45.0

Net cash (used in) provided by investiment activities	—	(570.2)	(164.3)	(734.5)	(1,215.5)	651.0	(1,299.0)

CASH FLOWS FROM FINANCING ACTIVITIES
Short-term debt, net	(36.1)	(167.1)	(40.4)	(207.5)	(461.8)	—	(705.4)
Long-term debt, net	—	—	72.4	72.4	752.2	—	824.6
Payment of financial lease	—	—	—	—	(10.5)	—	(10.5)
Related entities	—	(34.3)	(196.0)	(230.3)	237.0	(12.4)	(5.7)
Dividends paid	—	(396.0)	(30.3)	(426.3)	(674.7)	702.1	(398.9)
Payment from Petrobras and Braskem for delivery of Petrochemical and Distribution Assets	—	1,731.3	—	1,731.3	—	—	1,731.3
Sale of treasury shares to subsidiaries	—	4.4	—	4.4	—	(4.4)	—
Capital decrease	—	—	408.4	408.4	693.4	(1,101.8)	—
Capital increase			(470.0)	(470.0)	—	470.0	—
Acquisition of treasury shares	—	(105.0)	—	(105.0)	—	—	(105.0)

Net cash provided by (used in) financing activities	(36.1)	1,033.3	(255.9)	777.4	535.6	53.5	1,330.4

Effect of changes exchange in rates on cash and cash equivalents in foreign currency	—	—	—	—	7.8	—	7.8
Increase (decrease) in cash and cash equivalents	1.1	681.1	36.0	717.1	(305.9)	0.4	412.7
Cash and cash equivalents at the beginning of the year	1.2	97.8	20.4	118.2	743.4	(0.4)	862.4

Cash and cash equivalents at the end of the year	2.3	778.9	56.4	835.3	437.5	0.0	1,275.1

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

Consolidated Statements of Income

for the year ended December 31, 2007

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
GROSS REVENUE FROM SALES AND SERVICES	—	—	808.7	808.7	20,438.8	(406.4)	20,841.1
Deductions	—	—	(190.3)	(190.3)	(792.7)	63.2	(919.8)

NET REVENUE FROM SALES AND SERVICES	—	—	618.4	618.4	19,646.1	(343.2)	19,921.3
Cost of products and services sold		—	(553.8)	(553.8)	(18,002.4)	332.0	(18,224.2)

GROSS INCOME	—	—	64.6	64.6	1,643.7	(11.2)	1,697.1

OPERATING (EXPENSES) REVENUES	—	(33.6)	(113.5)	(147.1)	(1,073.3)	9.4	(1,211.0)

Selling and marketing	—	—	(27.2)	(27.2)	(445.4)	—	(472.6)
General and administrative	—	(2.1)	(80.9)	(83.0)	(445.5)	6.3	(522.2)
Depreciation and amortization	—	(34.0)	(7.6)	(41.6)	(186.9)	—	(228.5)
Other net operating income	—	2.5	2.2	4.7	4.5	3.1	12.3

OPERATING INCOME BEFORE FINANCIAL INCOME AND OTHER INCOME	—	(33.6)	(48.9)	(82.5)	570.4	(1.8)	486.1

Net financial income	(0.2)	(92.3)	(5.9)	(98.2)	(104.0)	83.0	(119.4)
Other income	—	—	—	—	8.8	—	8.8

INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION, EQUITY IN INCOME OF AFFILIATES AND EMPLOYEESSTATUTORY INTEREST	(0.2)	(125.9)	(54.8)	(180.7)	475.2	81.2	375.5

INCOME TAX AND SOCIAL CONTRIBUTION	—	(7.2)	17.1	9.9	(120.3)	24.5	(85.9)

Current	—	(19.5)	—	(19.5)	(188.3)	—	(207.8)
Deferred charges	—	12.3	17.1	29.4	57.3	—	86.7
Tax incentives	—	—	—	—	10.7	24.5	35.2

INCOME BEFORE EQUITY IN INCOME OF AFFILIATES AND EMPLOYEES STATUTORY INTEREST	(0.2)	(133.1)	(37.7)	(170.8)	354.9	105.7	289.6
Equity in income of affiliates	—	315.0	165.4	480.4	40.7	(520.5)	0.6
Employees statutory interest	—	—	—	—	(7.3)	—	(7.3)

NET INCOME (LOSS) UNDER ACCOUNTING PRACTICES ADOPTED IN BRAZIL	(0.2)	181.9	127.7	309.6	388.3	(414.8)	282.9
Income attributable to:
Owners of the parent	(0.2)	181.9	127.7	309.6	291.4	(418.9)	181.9
Non-controlling interests	—	—	—	—	96.9	4.1	101.0

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

Consolidated Statements of Income

for the year ended December 31, 2007

RECONCILIATION TO U.S.GAAP	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
Reversal of revaluation adjustments	—	—	0.6	0.6	1.7	—	2.3
Inflation accounting	—	—	(0.3)	(0.3)	(1.9)	—	(2.2)
Different criteria for:
Cancellation of subsidiaries’ treasury stock	—	—	—	—	0.9	—	0.9
Deferred charges	—	0.8	(6.6)	(5.8)	(4.4)	—	(10.2)
Depreciation of interest costs capitalized during construction	—	—	—	—	(0.7)	—	(0.7)
Reversal of goodwill amortization	—	3.1	—	3.1	36.9	—	40.0
Fair value adjustments relating to accounting for derivative instruments and headging activities	—	—	(0.8)	(0.8)	1.7	—	0.9
Translation adjustments	—	—	—	—	3.5	—	3.5
Other individually insignificant adjustments	—	0.2	(0.2)	—	1.1	—	1.1
Assets retirement obligation - assets	—	—	—	—	(0.1)	—	(0.1)
Assets retirement obligation - liabilities	—	—	—	—	9.4	—	9.4
Fair value adjustments relating to business combinations	—	1.0	(2.6)	(1.6)	0.1	—	(1.5)
Fair value adjustments relating to acquisition of minority interest in Oxiteno S.A. - Indústria e Comércio	—	4.5		4.5	—	—	4.5
Fair value adjustments relating to the acquisition of SPGás Distribuidora de Gás Ltda.	—	—	—	—	1.5	—	1.5
Fair value adjustments relating to the acquisition of Oxiteno México S.A. de C.V.	—	—	—	—	0.2	—	0.2
Fair value adjustments relating to acquisition of minority interest in Companhia Ultragaz S.A	—	—	—	—	(0.6)	—	(0.6)
Fair value adjustments relating to acquisition of Ipiranga/RPR	—	—	—	—	(15.3)	—	(15.3)
Accounting for uncertainty in income taxes	—	(0.3)	—	(0.3)	0.1	—	(0.2)
Accounting for rebates	—	—	—	—	1.1	—	1.1
Lease contracts	—	—	—	—	2.5	—	2.5
Post-employment benefits	—	—	—	—	21.3	—	21.3
Deferred tax effects	—	(1.6)	3.3	1.7	(7.8)	—	(6.1)
Equity on U.S.GAAP adjustment	—	27.5	2.9	30.3	—	(30.3)	—

NET INCOME (LOSS) UNDER USGAAP	(0.2)	217.1	124.0	341.0	439.5	(445.1)	335.2

Income attributable to:
Owners of the parent	(0.2)	217.1	124.0	341.0	325.9	(449.2)	217.5
Non-controlling interests	—	—	—	—	113.6	4.1	117.7

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

Consolidated Statements of Cash Flows

for the year ended December 31, 2007

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	(0.2)	181.9	127.7	309.6	388.3	(414.8)	282.9
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	—	34.0	22.6	56.6	244.0	—	300.6
PIS and COFINS credit on depreciation	—	—	0.6	0.6	2.4	—	3.0
Proceeds from sale of fixed assets	—	—	(0.3)	(0.3)	(7.3)	—	(7.6)
Interest, monetary and exchange variation (gains)	32.0	98.7	3.9	102.6	(142.2)	(67.4)	(75.0)
Allowance (reversal of provision) for losses on fixed assets	—	—	—	—	(2.8)	—	(2.8)
Equity in income (losses) of affiliated companies	—	(315.0)	(165.4)	(480.4)	(40.7)	520.5	(0.6)
Benefit of tax holidays	—	—	—	—	24.5	(24.5)	—
Deferred income tax and social contribution	—	(12.3)	(27.3)	(39.6)	(52.6)	—	(92.2)
Other	—	2.9	—	2.9	0.2	(2.2)	0.9
Decrease (increase) in operating assets:					—
Trade receivables	—	—	1.1	1.1	(84.5)	(19.0)	(102.4)
Recoverable taxes	—	12.3	(11.2)	1.1	(25.6)	—	(24.5)
Inventories	—	—	(13.7)	(13.7)	(55.2)	4.6	(64.3)
Prepaid expenses	0.2	0.1	(1.1)	(1.0)	(0.7)	2.2	0.7
Dividends received from subsidiaries	—	10.6	190.1	200.7	43.2	(243.9)	—
Other receivables	—	(0.6)	(0.3)	(0.9)	(6.5)	—	(7.4)
Increase (decrease) in operating liabilities:
Trade payables	—	1.7	(1.6)	0.1	114.9	15.6	130.6
Accrued interest	—	—	—	—	17.3	—	17.3
Wages and employee benefits	—	—	(2.9)	(2.9)	12.2	—	9.3
Taxes payable	—	12.3	2.1	14.4	58.8	—	73.2
Provision for contingencies	—	(4.6)	9.9	5.3	3.3	—	8.6
Other payables	2.1	2.8	0.3	3.1	12.7	(0.0)	17.9

Net cash (used in) provided by operating activities	34.1	24.8	134.5	159.3	503.7	(228.9)	468.2

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

Consolidated Statements of Cash Flows

for the year ended December 31, 2007

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM INVESTIMENT ACTIVITIES
Financial investments, net of redemptions	—	—	—	—	423.2	—	423.2
Disposal (acquisition) of investments, net	—	(858.8)	(173.9)	(1,032.7)	(39.9)	183.0	(889.6)
Cash of acquired subsidiaries	—	—	—	—	166.7	—	166.7
Amounts in escrow	—	—	(2.0)	(2.0)	(3.0)	—	(5.0)
Acquisition of fixed assets	—	—	(85.4)	(85.4)	(573.4)	—	(658.8)
Increase to intangible assets	—	—	(0.7)	(0.7)	(5.5)	—	(6.2)
Additions to deferred charges	—	—	(7.1)	(7.1)	(56.3)	—	(63.4)
Acquisition of minority interests	—	—	—	—	(0.1)	—	(0.1)
Gain on sale of fixed assets	—	—	24.1	24.1	9.7	—	33.8

Net cash (used in) provided by investiment activities	—	(858.8)	(245.0)	(1,103.8)	(78.6)	183.0	(999.4)

CASH FLOWS FROM FINANCING ACTIVITIES
Short-term debt, net	(33.7)	811.1	30.9	842.0	57.1	—	865.4
Long-term debt, net	—	—	32.0	32.0	228.8	—	260.8
Related entities	—	(70.9)	65.4	(5.5)	31.9	—	26.4
Dividends paid	—	(62.6)	(43.1)	(105.7)	(203.9)	243.9	(65.7)
Capital increase	—	—	43.2	43.2	151.2	(194.4)	—
Acquisition of treasury shares	—	(25.2)	—	(25.2)	—	—	(25.2)

Net cash provided by (used in) financing activities	(33.7)	652.4	128.4	780.8	265.1	49.5	1,061.7

Effect of changes exchange in rates on cash and cash equivalents in foreign currency	—	—	—	—	(53.2)	—	(53.2)
Increase (decrease) in cash and cash equivalents	0.4	(181.6)	17.9	(163.7)	637.0	3.6	477.3
Cash and cash equivalents at the beginning of the year	0.8	279.4	2.5	281.9	106.4	(4.0)	385.1

Cash and cash equivalents at the end of the year	1.2	97.8	20.4	118.2	743.4	(0.4)	862.4

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

i)	Geographical area information

All long-lived assets are located in Brazil, except for long-lived assets located in Mexico, in the amount of R$ 25.0, as of December 31, 2009 (R$ 30.6 as of December 31, 2008), and in Venezuela in the amount of R$ 5.7, as of December 31, 2009 (R$ 7.2 as of December 31, 2008).

The Company generates revenues from operations in Brazil and, as from December 2003, from Mexico and as from September 2007, from Venezuela, as well as from exports of products to clients located in foreign countries as shown below:

	2009	2008	2007
Gross sales:
Brazil	37,197.2	28,962.3	20,327.1
Latin America, other than Brazil	305.0	251.4	219.9
Far East	56.3	50.4	93.6
Europe	56.9	63.1	113.1
North America	220.2	196.4	63.3
Other	15.8	12.8	24.1

Total	37,851.4	29,536.4	20,841.1

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

The Company does not accrue these termination costs before a decision to terminate has been made, since the benefits are neither probable nor reasonably estimable. Actual termination costs paid on dismissal totaled R$ 21.8, R$ 11.9 and R$ 15.4 for the years ended December 31, 2009, 2008 and 2007, respectively.

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

k)	Changes in the number of shares

The following table presents changes in the number of shares issued, held in treasury and outstanding for each of the three-year periods ended December 31, 2009:

In thousands

	Shares issued			Treasury shares			Outstanding shares
	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total
Shares at December 31, 2006	49,430	31,895	81,325	6	162	168	49,424	31,733	81,157
Issuance of preferred shares	—	54,771	54,771	—	—	—	—	54,771	54,771
Acquisition of treasury shares	—	—	—	—	425	425	—	(425)	(425)
Shares granted to executives	—	—	—	—	(45)	(45)	—	45	45

Shares at December 31, 2007	49,430	86,666	136,096	6	542	548	49,424	86,124	135,548
Acquisition of treasury shares	—	—	—	—	1,759	1,759	—	(1,759)	(1,759)
Shares granted to executives	—	—	—	—	(99)	(99)	—	99	99

Shares at December 31, 2008	49,430	86,666	136,096	6	2,202	2,208	49,424	84,464	133,888
Shares granted to executives	—	—	—	—	(63)	(63)	—	63	63

Shares at December 31, 2009	49,430	86,666	136,096	6	2,139	2,145	49,424	84,527	133,951

ULTRAPAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts in millions of Reais - R$, unless otherwise stated)

25.	SUBSEQUENT EVENTS

a)	In March 31, 2010, the Company announced that it had signed a sale and purchase agreement (“SPA”) to sell the in-house logistics, solid bulk storage and road transportation businesses of Ultracargo Participações to Aqces Logística Internacional Ltda. (“Aqces”). The transaction value is R$ 82.0, subject to adjustments on the closing date. Under the terms of the SPA, closing of the transaction is subject to certain conditions precedent, notably the segregation of the in-house logistics, solid bulk storage and road transportation operations, with the transfer of the respective assets, contracts, licenses and employees from Ultracargo Participações to its subsidiaries AGT – Armazéns Gerais e Transporte Ltda. (“AGT”) and Petrolog Serviços e Armazéns Gerais Ltda. (“Petrolog”). On the closing date, which is expected to occur in mid-2010, shares of AGT and Petrolog will be transferred to Aqces. This transaction allows Ultracargo Participações to focus exclusively on its liquid bulk storage business, segment in which it has a leadership position and which already represented approximately 85% of its results after the recent acquisitions of União Terminais and Puma and investments in capacity expansions at the Aratu, Santos and Suape terminals.

b)	The Company and its subsidiaries decided to include within the amnesty introduced by Law 11,941/09 some of their debts before the Federal Revenue Service, General Attorney of the National Treasury and Social Security with the benefits of reduction of fines, interest and legal charges set in this Law, and recorded in its interim financial information for March 31, 2010 an expense of R$ 15.3, net of taxes for this purpose.

c)	In June 2010, Ultrapar’s board of directors approved the hiring of a loan with Banco do Brasil through the subsidiary IPP in the amount of R$ 900.0, with a four-year duration and average cost equivalent to 99% of CDI.