Form 20-F
period 2010-12-31
ULTRAPAR HOLDINGS INC
filed 2011-06-30
CIK 1094972

As filed with the Securities and Exchange Commission on June 30, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

The number of outstanding shares of each class as of December 31, 2010.

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

Large Accelerated Filer  ☒    Accelerated Filer  ☐    Non-accelerated Filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	other ☐
by the International Accounting Standards Board ☒

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

i

INTRODUCTION

Ultrapar is a Brazilian company with more than 70 years of history, with leading positions in the markets in which it operates: fuel distribution through Ultragaz and Ipiranga, specialty chemicals production through Oxiteno and storage services for liquid bulk through Ultracargo. Ultragaz is the leader in LPG distribution in Brazil with a 23% market share in 2010 and one of the largest independent LPG distributors in the world in terms of volume sold. We deliver LPG to an estimated 10 million households using our own vehicle fleet and our network of more than 4,000 independent retailers. Ipiranga is the second largest fuel distributor in Brazil, with a network of 5,662 service stations and a 21% market share in 2010. Oxiteno is one of the largest producers of ethylene oxide and its main derivatives in Latin America, a major producer of specialty chemicals and the sole producer of fatty-alcohols and related by-products in Latin America. Oxiteno has nine industrial units in Brazil, Mexico and Venezuela and commercial offices in the United States, Argentina, and Belgium. Ultracargo is the largest provider of storage for liquid bulk in Brazil, with seven terminals and a storage capacity of 638 thousand cubic meters as of December 31, 2010.

References in this annual report to “Ultrapar”, “we”, “our”, “us” and “the company” are to Ultrapar Participações S.A. and its consolidated subsidiaries (unless the context otherwise requires). In addition, all references in this annual report to:

•	“ABTL” are to Associação Brasileira de Terminais de Líquidos, the Brazilian Association of Liquid Bulk Terminal Operators;

•	“ABIQUIM” are to Associação Brasileira da Indústria Química, the Brazilian Association of Chemical Industries;

•	“ADRs” are to the American Depositary Receipts evidencing our ADSs;

•	“ADSs” are to our American Depositary Shares, each representing one share of our non-voting preferred stock in 2010;

•	“AGT” are to AGT Armazéns Gerais e Transporte Ltda.;

•	“am/pm” are to Ipiranga’s convenience stores franchise network that operate under the brand am/pm, managed by am/pm Comestíveis Ltda. and Conveniência Ipiranga Norte Ltda.;

•	“ANFAVEA” are to Associação Nacional dos Fabricantes de Veículos Automotores, the Brazilian Association of Vehicle Producers;

•	“ANP” are to the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis, the Brazilian oil, natural gas and biofuels regulatory agency;

•	“Aqces” are to Aqces Logística Internacional Ltda.;

•	“BM&FBovespa” are to the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros, the São Paulo Stock Exchange;

•	“Braskem” are to Braskem S.A.;

•	“Brazilian Central Bank” or “Central Bank” are to the Banco Central do Brasil, the Brazilian central bank;

•

“Brazilian Corporate Law” are to Law No. 6,404 enacted in December 1976, as amended by Law No. 9,457 enacted in May 1997, by Law No. 10,303 enacted in October 2001, and by Law No. 11,638 enacted in December 2007 and by Law No. 11,941/09 enacted in May 2009;

•	“Brazilian government” are to the federal government of the Federative Republic of Brazil;

•	“CBPI” are to Companhia Brasileira de Petróleo Ipiranga, a company that was merged into IPP in November 2009;

•	“CBL” are to Chevron Brasil Ltda. (currently IPP), a former subsidiary of Chevron that, together with Galena, held Texaco;

•	“CDI” are to the Brazilian money market interest rate (Certificados de Depósito Interbancário);

•	“Chevron” are to Chevron Latin America Marketing LLC and Chevron Amazonas LLC;

•

“Conversion” are to the conversion of all preferred shares issued by the company into common shares, at a ratio of 1 (one) preferred share for 1 (one) common share, as approved at the extraordinary general shareholders’ meeting and the special preferred shareholders’ meeting held on June 28, 2011;

•	“CVM” are to Comissão de Valores Mobiliários, the Brazilian securities authority;

•	“Deposit Agreement” are to the Deposit Agreement between Ultrapar Participações S.A. and the Bank of New York Mellon, dated September 16, 1999, and all subsequent amendments thereto;

•	“DNP” are to Distribuidora Nacional de Petróleo Ltda.;

•	“DPPI” are to Distribuidora de Produtos de Petróleo Ipiranga S.A., a company that was merged into CBPI in December 2008;

•	“EMCA” are to Empresa Carioca de Produtos Químicos S.A.;

•	“Galena” are to Sociedade Anônima de Óleo Galena Signal, a former subsidiary of Chevron that, together with CBL, held Texaco;

•	“IFRS” are to International Financial Reporting Standards, as issued by the International Accounting Standards Board;

•	“Imaven” are to Imaven Imóveis Ltda.;

•	“Ipiranga” are to Ultrapar’s subsidiaries that operate in the fuel distribution business and related activities;

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

•

“Ipiranga Group Transaction Agreements” are to agreements related to the acquisition of Ipiranga Group by Ultrapar, Petrobras and Braskem. Each Ipiranga Group Transaction Agreement is incorporated by reference to Exhibits 2.5, 2.6, 2.7, 4.4, 4.5, 4.6 and 4.7 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007;

•	“IPP” are to Ipiranga Produtos de Petróleo S.A., formerly CBL;

•	“Key Shareholders” are to Ipiranga Group’s former controlling shareholders prior to the closing of the Ipiranga Group SPA;

•	“Latin America” are to countries in America other than the United States and Canada;

•

“Linked Notes” has the meaning given in “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness” and “Item 10. Additional Information — Material Contracts”;

•	“LPG” are to liquefied petroleum gas;

•	“LPG International” are to LPG International Inc.;

•	“New Bylaws” are to the new bylaws of Ultrapar as approved at the extraordinary general shareholders’ meeting held on June 28, 2011;

•

“New Ultra S.A. Shareholders’ Agreement” has the meaning given in “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments”, “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders” and “Item 10. Additional Information — Material Contracts”;

•	“NYSE” are to the New York Stock Exchange;

•	“Northern Distribution Business” are to former CBPI’s fuel and lubricant distribution businesses located in the North, Northeast and Midwest regions of Brazil;

•	“Novo Mercado” are to Novo Mercado listing segment of BM&FBovespa;

•

“Original Notes” has the meaning given in “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness” and “Item 10. Additional Information — Material Contracts;

•

“Oxiteno” are to Oxiteno S.A. – Indústria e Comércio, our wholly owned subsidiary and its subsidiaries that produce ethylene oxide and its principal derivatives, fatty alcohols and other specialty chemicals;

•	“Petrobras” are to Petrobras – Petróleo Brasileiro S.A.;

•	“Petrochemical Business” are to IQ, IPQ and IPQ’s stake in Copesul;

•	“Petrolog” are to Petrolog Serviços e Armazéns Gerais Ltda.;

•	“PFIC” are to Passive Foreign Investment Company;

•	“Quattor” are to Quattor Participações S.A, acquired by Braskem in April 2010;

•	“Real”, “Reais” or “R$” are to Brazilian Reais, the official currency of Brazil;

•	“RPR” are to Refinaria de Petróleo Riograndense S.A. (formerly Refinaria de Petróleo Ipiranga S.A.), a company engaged in oil refining;

•	“SBP” are to Sociedade Brasileira de Participações Ltda., a company that was merged into IPP in August 2009;

•	“SEC” are to the U.S. Securities and Exchange Commission;

•	“Securities Act” are to the U.S. Securities Act of 1933, as amended;

•	“Serma” are to Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos, which is responsible for providing IT services to Ultrapar;

•	“Share Exchange” are to the exchanges of RPR’s, DPPI’s and CBPI’s preferred shares and any remaining common shares for Ultrapar’s preferred shares in connection with the acquisition of Ipiranga Group;

•	“Sindigás” are to the Brazilian Association of LPG Distributors;

•	“Sindicom” are to the Brazilian Association of Fuel Distributors;

•	“Southern Distribution Business” are to Ipiranga Group’s fuel and lubricant distribution businesses located in the South and Southeast regions of Brazil and their related activities;

•	“STF” are to Supremo Tribunal Federal, the Brazilian Supreme Federal Court;

•	“Texaco” are to the Texaco-branded fuels marketing business in Brazil, previously carried-out by CBL and Galena;

•	“Tequimar” are to Terminal Químico de Aratu S.A., Ultrapar’s subsidiary that operate in the liquid bulk storage segment;

•	“Tropical” are to Tropical Transportes Ipiranga Ltda.;

•	“TRR” are to Retail Wholesale Resellers, specialized resellers in the fuel distribution;

•	“Ultra S.A.” are to Ultra S.A. Participações, the controlling shareholder of Ultrapar;

•	“Ultracargo” are to Ultracargo Operações Logísticas e Participações Ltda., our wholly owned subsidiary and its subsidiaries that provide storage, handling and logistics services for liquid bulk cargo;

•	“Ultragaz” are to Ultrapar’s subsidiaries that operate in the distribution of LPG;

•	“União Terminais” are to União Terminais e Armazéns Gerais Ltda., a company that was merged into Tequimar in December 2008;

•	“União/Vopak” are to União/Vopak Armazéns Gerais Ltda., a company in which União Terminais had a 50% stake;

•	“Unipar” are to União das Indústrias Petroquímicas S.A.; and

•	“US$”, “dollars” or “U.S. dollars” are to the United States dollar.

Unless otherwise specified, data related to (i) the Brazilian petrochemical industry included in this annual report were obtained from ABIQUIM, (ii) the LPG business were obtained from Sindigás and ANP, (iii) the fuel distribution business were obtained from Sindicom and ANP, and (iv) the liquid bulk storage industry were obtained from ABTL.

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements included herein were prepared in accordance with IFRS. The company first adopted IFRS for the consolidated financial statements for the year ended December 31, 2010. The transition date chosen by the company for the application of IFRS was January 1, 2009, the date on which the company prepared its opening balance sheet in accordance with IFRS.

As permitted by the applicable rules to first-time adopters of IFRS, (i) we have not included in this annual report our consolidated balance sheets, or statements of income, cash flows and changes in shareholders’ equity for 2008 and 2007, including the notes thereto and (ii) we have not presented a reconciliation of financial statements prepared in accordance with IFRS to U.S. GAAP (United States Generally Accepted Accounting Principles). Additional information on the changes resulting from the adoption of the IFRS is available in Note 2 to our consolidated financial statements presented in this annual report.

Our audited consolidated financial statements include our consolidated balance sheets as of December 31, 2010, December 31, 2009 and January 1, 2009, and our consolidated statements of income, statements of comprehensive income, cash flows and changes in shareholders’ equity for the years ended December 31, 2010 and 2009, as well as notes thereto. The financial information presented in this annual report should be read in conjunction with our consolidated financial statements.

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

On June 24, 2011 the exchange rate for Reais into U.S. dollars was R$1.599 to US$1.00, based on the commercial selling rate as reported by the Central Bank. The commercial selling rate was R$1.666 to US$1.00 on December 31, 2010, and R$1.741 to US$1.00 on December 31, 2009. The Real/dollar exchange rate fluctuates widely, and the current commercial selling rate may not be indicative of future exchange rates. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates” for information regarding exchange rates for the Brazilian currency. Solely for the convenience of the reader, we have translated some amounts included in “Item 3.A. Key Information — Selected Consolidated Financial Information” and elsewhere in this annual report from Reais into U.S. dollars using the commercial selling rate as reported by the Central Bank at December 31, 2010 of R$1.666 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. Such translations should not be construed as representations that the Real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

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

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act subject to risks and uncertainties, including our estimates, plans, forecasts and expectations regarding future events, strategies and projections. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or revise any forward-looking statements after we distribute this annual report because of new information, future events and other factors. Words such as “believe”, “expect”, “may”, “will”, “plan”, “strategy”, “prospect”, “foresee”, “estimate”, “project”, “anticipate”, “can”, “intend” and similar words are intended to identify forward-looking statements. We have made forward-looking statements with respect to, among other things, our:

•	strategy for marketing and operational expansion;

•	capital expenditures forecasts; and

•	development of additional sources of revenue.

The risks and uncertainties described above include, but are not limited to:

•	the effect of the global economic situation on the Brazilian and Latin American economic condition;

•	general economic and business conditions, including the price of crude oil and other commodities, refining margins and prevailing foreign exchange rates;

•	competition;

•	ability to produce and deliver products on a timely basis;

•	ability to anticipate trends in the LPG, fuels, chemicals and logistics industries, including changes in capacity and industry price movements;

•	changes in official regulations;

•	receipt of official authorizations and licenses;

•	political, economic and social events in Brazil;

•	access to sources of financing and our level of indebtedness;

•	ability to integrate acquisitions;

•	regulatory issues relating to acquisitions;

•	instability and volatility in the financial markets;

•	availability of tax benefits; and

•	other factors contained in this 20-F under “Item 3.D. Key Information—Risk Factors”.

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

A. Selected Consolidated Financial Data

        We have selected the following consolidated financial data from our audited consolidated financial statements, for the periods indicated. You should read our selected consolidated financial data in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included in this annual report. Our consolidated financial statements are prepared in Reais in accordance with IFRS. The consolidated balance sheet information as of December 31, 2010 and 2009, and the consolidated statements of income, statements of comprehensive income, cash flows and changes in shareholders’ equity for the years ended December 31, 2010 and 2009 are derived from our audited consolidated financial statements included in this annual report. The following table presents our selected financial information at the dates and for each of the periods indicated in IFRS. Additional information on the changes resulting from the adoption of the IFRS is available in Note 2 to our consolidated financial statements presented in this annual report.

	Year Ended December 31,
	IFRS
	2010(1)	2010	2009
	(in millions, except per share data)
Income Statements:	US$	R$	R$
Net revenue from sales and services	25,496.2	42,481.7	36,097.1
Cost of products and services sold	(23,600.3)	(39,322.9)	(33,443.6)

Gross income	1,895.8	3,158.8	2,653.5
Operating revenues (expenses)
Selling and marketing	(698.8)	(1,164.4)	(1,020.3)
General and administrative	(455.9)	(759.7)	(751.4)
Income from disposal of assets	47.4	79.0	18.9
Other operating income, net	6.5	10.8	19.3
Operating income	794.9	1,324.5	920.0
Financial income	160.2	267.0	176.2
Financial expense	(318.7)	(531.1)	(467.7)
Equity in income of affiliates	—	—	0.2

Income before social contribution and income taxes	636.4	1,060.4	628.8

Social contribution and income taxes
Current	(114.8)	(191.2)	(182.2)
Deferred charges	(80.9)	(134.7)	(26.4)
Tax incentives	18.4	30.7	20.6

	(177.2)	(295.2)	(188.0)

Net income	459.2	765.2	440.7
Net income attributable to:

Shareholders’ of the Company	459.3	765.3	437.1

Non-controlling interests in subsidiaries	(0.1)	(0.1)	3.6

Earnings per share(2)	0.86	1.43	0.82

Dividends per common share(3)	0.48	0.80	0.52

Dividends per preferred share(3)	0.48	0.80	0.52

Other financial data
Cash flows from operating activities(4)	905.2	1,508.2	1,742.1
Cash flows from investing activities(4)	(542.3)	(903.6)	(1,609.0)
Cash flows from financing activities(4)	92.2	153.6	484.5
Depreciation and amortization(5)	318.6	530.8	529.3
Adjusted EBITDA(6)	1,066.1	1,776.3	1,430.4
Net cash (debt)(7)	(1,305.8)	(2,175.7)	(2,131.8)
Number of common shares (in thousands)(8)	197,719.6	197,719.6	197,719.6
Number of preferred shares (in thousands)(8)	346,664.4	346,664.4	346,664.4

(1)	The figures in Reais for December 31, 2010 have been converted into dollars using the exchange rate of US$1.00 = R$1.666, which is the commercial rate reported by the Central Bank on this date. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this annual report as a statement that the amounts in Reais currently represent such values in U.S. dollars. Additionally, you should not interpret such conversions as statements that the amounts in Reais have been, could have been or could be converted into U.S. dollars at this or any other foreign exchange rates. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates”.
(2)	Net earnings per share are calculated based on the net income attributable to Ultrapar’s shareholders and the weighted average shares outstanding during each of the periods presented. Net earnings per share have been retroactively adjusted for the 1:4 stock split approved in the extraordinary general shareholders’ meeting held on February 10, 2011 described under “Item 4.A. Information on the Company — History and Development of the Company – Recent Developments”.
(3)	See “Item 8.A. Financial Information — Consolidated Statements and Other Financial Information — Dividend and Distribution Policy” for information regarding declaration and payment of dividends. Dividends per share were retroactively adjusted for the 1:4 stock split approved in the extraordinary general shareholders’ meeting held on February 10, 2011 described under “Item 4.A. Information on the Company — History and Development of the Company – Recent Developments”.

(4)	Cash flow information has been derived from our consolidated financial statements prepared in accordance with IFRS. See our consolidated financial statements.
(5)	Represents depreciation and amortization expenses included in cost of products and services sold and in selling, general and administrative expenses.
(6)	The purpose of including adjusted EBITDA information is to provide a measure for assessing our ability to generate cash from our operations. Adjusted EBITDA is equal to net income before equity in income of affiliates, income and social contribution taxes, income from disposal of assets, net financial income (expense) and depreciation and amortization. In managing our business we rely on adjusted EBITDA as a means for assessing our operating performance and a portion of our employee profit sharing plan is linked to adjusted EBITDA performance. Because adjusted EBITDA excludes equity in income of affiliates, social contribution and income taxes, income from disposal of assets, net financial income (expense), depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or effective tax rates, or levels of other income, depreciation and amortization. Accordingly, we believe that this type of measurement is useful for comparing general operating performance from period to period and making certain related management decisions. We also calculate adjusted EBITDA in connection with covenants related to some of our financing. We believe that adjusted EBITDA enhances the understanding of our financial performance and our ability to satisfy principal and interest obligations with respect to our indebtedness as well as to fund capital expenditures and working capital requirements. Adjusted EBITDA is not a measure of financial performance under IFRS. Adjusted EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. Adjusted EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation or capital expenditures and associated charges.

The tables below provide a reconciliation of our net income to our adjusted EBITDA, of our operating income before financial income and income from disposal of assets to our adjusted EBITDA and of the operating income before financial income and income from disposal of assets of Ultragaz, Ipiranga, Oxiteno and Ultracargo and their respective Adjusted EBITDA for the years ended December 31, 2010 and 2009:

	Ultrapar
	Reconciliation of net income to adjusted EBITDA
	Year ended December 31,
	IFRS
	2010	2009
	(in millions of Reais)
Net income for the year	765.2	440.7
Equity in income of affiliates	(0.0)	(0.2)
Social contribution and income taxes	295.2	188.0
Income from disposal of assets	(79.0)	(18.9)
Net financial income (expense)	264.1	291.5
Depreciation and amortization	530.8	529.3

Adjusted EBITDA	1,776.3	1,430.4

	Ultrapar
	Reconciliation of operating income to adjusted EBITDA
	Year ended December 31,
	IFRS
	2010	2009
	(in millions of Reais)
Operating income	1,324.5	920.0
Depreciation and amortization	530.8	529.3
Income from disposal of assets	(79.0)	(18.9)

Adjusted EBITDA	1,776.3	1,430.4

	Ultragaz
	Reconciliation of operating income before financial income and income from disposal of assets to adjusted EBITDA
	Year ended December 31,
	IFRS
	2010	2009
	(in millions of Reais)
Operating income before financial income and income from disposal of assets	188.6	167.6
Depreciation and amortization	118.8	113.6

Adjusted EBITDA	307.4	281.2

	Ipiranga
	Reconciliation of operating income before financial income and income from disposal of assets to adjusted EBITDA
	Year ended December 31,
	IFRS
	2010	2009
	(in millions of Reais)
Operating income before financial income and income from disposal of assets	804.3	578.5
Depreciation and amortization	269.1	251.4

Adjusted EBITDA	1,073.4	829.9

	Oxiteno
	Reconciliation of operating income before financial income and income from disposal of assets to adjusted EBITDA
	Year ended December 31,
	IFRS
	2010	2009
	(in millions of Reais)
Operating income before financial income and income from disposal of assets	137.1	68.1
Depreciation and amortization	104.1	102.6

Adjusted EBITDA	241.2	170.7

	Ultracargo
	Reconciliation of operating income before financial income and income from disposal of assets to adjusted EBITDA
	Year ended December 31,
	IFRS
	2010	2009
	(in millions of Reais)
Operating income before financial income and income from disposal of assets	82.6	51.7
Depreciation and amortization	28.9	52.8

Adjusted EBITDA	111.5	104.5

(7)	Net cash (debt) is included in this document in order to provide the reader with information relating to our overall indebtedness and financial position. Net cash (debt) is not a measure of financial performance or liquidity under IFRS. In managing our businesses we rely on net cash (debt) as a means of assessing our financial condition. We believe that this type of measurement is useful for comparing our financial condition from period to period and making related management decisions. Net cash (debt) is also used in connection with covenants related to some of our financings. The table below provides a reconciliation of our consolidated balance sheet data to the net cash (debt) positions shown in the table, as of December 31, 2010 and 2009:

	Ultrapar
	Reconciliation of cash and cash equivalents to net cash (debt)
	Year ended December 31,
	IFRS
	2010	2009
	(in millions of Reais)
Cash and cash equivalents	2,642.4	1,887.5
Short-term financial investments	558.2	440.3
Long-term financial investments	19.8	7.2
Short-term loans and finance lease	(817.8)	(1,142.8)
Short-term debentures	(2.7)	(1.4)
Long-term loans and finance lease	(3,382.1)	(2,136.0)
Long-term debentures	(1,193.4)	(1,186.5)

Net cash (debt) position	(2,175.7)	(2,131.8)

(8)	The number of shares corresponds to the totality of shares issued by the company, including those held in treasury. The number of shares for all periods presented was retroactively adjusted for the 1:4 stock split approved in the extraordinary general shareholders’ meeting held on February 10, 2011 described under “Item 4.A. Information on the Company — History and Development of the Company – Recent Developments.”

	Year Ended December 31,
	IFRS
	2010(1)		2010		2009
	(in millions)
Consolidated Balance Sheet Data	US$		R$		R$
Current assets
Cash and cash equivalents		1,585.9		2,642.4		1,887.5
Financial investments		335.0		558.2		440.3
Trade accounts receivable		1,029.7		1,715.7		1,618.3
Inventories		680.3		1,133.5		942.2
Recoverable taxes		212.6		354.3		320.2
Other receivables		10.9		18.1		35.3
Prepaid expenses		21.1		35.1		26.0

Total current assets		3,875.6		6,457.5		5,269.7

Non-current assets
Financial investments		11.9		19.8		7.2
Trade accounts receivable		58.0		96.7		86.4
Related companies		6.1		10.1		7.6
Deferred income and social contribution taxes		338.7		564.4		697.9
Recoverable taxes		32.9		54.8		53.2
Escrow deposits		228.5		380.7		308.5
Other receivables		0.4		0.7		1.5
Prepaid expenses		24.4		40.6		47.7

		700.9		1,167.8		1,210.0

Investments
Affiliates		7.5		12.5		12.5
Others		1.7		2.8		2.3
Property, plant and equipment		2,402.9		4,003.7		3,784.5
Intangible assets		807.6		1,345.6		1,203.7

		3,219.6		5,364.6		5,002.9

Total non-current assets		3,920.5		6,532.4		6,212.9

TOTAL ASSETS		7,796.1		12,989.8		11,482.6

	Year Ended December 31,
	IFRS
	2010(1)	2010	2009
	(in millions)
Consolidated Balance Sheet Data	US$	R$	R$
Current liabilities
Loans	488.2	813.5	1,132.1
Debentures	1.6	2.7	1.4
Finance leases	2.6	4.3	10.7
Trade payables	564.9	941.2	891.9
Salaries and related charges	137.0	228.2	176.5
Taxes payable	94.8	157.9	121.5
Dividends payable	115.5	192.5	113.9
Income and social contribution taxes payable	46.1	76.8	19.0
Post-employment benefits	6.8	11.3	12.0
Provision for assets retirement obligation	3.4	5.6	3.8
Provision for contingencies	23.8	39.6	23.0
Other payables	17.8	29.7	48.7
Deferred revenues	8.7	14.6	11.8

Total current liabilities	1,511.2	2,517.9	2,566.2

Non-current liabilities
Loans	2,029.1	3,380.9	2,131.4
Debentures	716.2	1,193.4	1,186.5
Finance leases	0.8	1.3	4.6
Related companies	2.4	4.0	4.1
Deferred income and social contribution taxes	16.0	26.7	13.5
Provision for contingencies	282.4	470.5	540.2
Post-employment benefits	55.9	93.2	90.1
Provision for assets retirement obligation	35.0	58.3	60.8
Other payables	37.3	62.2	34.7
Deferred revenue	3.5	5.9	5.3

Total non-current liabilities	3,178.7	5,296.3	4,071.1

TOTAL LIABILITIES	4,689.9	7,814.3	6,637.4

Shareholders’ equity
Share capital	2,218.7	3,696.8	3,696.8
Capital reserve	4.6	7.7	4.5
Revaluation reserve	4.6	7.6	8.2
Profit reserves	908.6	1,513.9	1,177.0
Treasury shares	(72.0)	(120.0)	(123.7)
Additional dividends to the minimum mandatory dividends	41.0	68.3	56.9
Valuation adjustment	(1.4)	(2.4)	(4.1)
Cumulative translation adjustments	(11.2)	(18.6)	(5.3)

Shareholders’ equity attributable to owners of the parent	3,092.9	5,153.3	4,810.1

Non-controlling interests in subsidiaries	13.4	22.3	35.1

TOTAL SHAREHOLDERS’ EQUITY	3,106.2	5,175.6	4,845.3

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,796.1	12,989.8	11,482.6

(1)	The figures in Reais for December 31, 2010 have been converted into dollars using the exchange rate of US$1.00 = R$1.666, which is the commercial rate reported by the Central Bank on this date. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this annual report as a statement that the amounts in Reais currently represent such values in U.S. dollars. Additionally, you should not interpret such conversions as statements that the amounts in Reais have been, could have been or could be converted into U.S. dollars at this or any other foreign exchange rates. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates”.

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

From 2003 to 2007, the Real appreciated 39% against the U.S. dollar. In 2008, the worsening of the global financial crisis from mid-September onwards led to a sharp reduction in the flow of capital to Brazil that resulted in a 32% Real devaluation, reversing the Real appreciation trend in place since 2003. However, in 2009, the quick rebound of the Brazilian economy has driven the inflow of foreign investments in the country, thus contributing to a 25% appreciation of the Real against the U.S. dollar in 2009 – the highest appreciation in the decade. In 2010, the effects of the strong economic growth in Brazil, together with the public offering of shares of Petrobras in the third quarter, resulted in a record of foreign investments inflow to Brazil, contributing to a 4% appreciation of the Real against the U.S. dollar. From January 1, 2011 to June 24, 2011 the Real continued this trend, and appreciating 4% against the U.S. dollar in the period.

It is not possible to predict whether the Real will remain at its present level and what impact the Brazilian government’s exchange rate policies may have on us.

On June 24, 2011, the exchange rate for Reais into U.S. dollars was R$1.599 to US$1.00, based on the commercial selling rate as reported by the Central Bank. The following table sets forth information on prevailing commercial foreign exchange selling rates for the periods indicated, as published by the Central Bank on its electronic information system, SISBACEN, using PTAX 800, Option 5.

	Exchange rates of nominal Reais per US$1.00
	High	Low	Average		Period-Ended
Year Ended
December 31, 2006	2.371	2.059	2.168	(1)	2.138
December 31, 2007	2.156	1.733	1.930	(1)	1.771
December 31, 2008	2.500	1.559	1.833	(1)	2.337
December 31, 2009	2.422	1.702	1.990	(1)	1.741
December 31, 2010	1.881	1.655	1.759	(1)	1.666
Month Ended
January 31, 2011	1.691	1.651	1.671	(2)	1.673
February 28, 2011	1.678	1.661	1.669	(2)	1.661
March 31, 2011	1.676	1.629	1.652	(2)	1.629
April 30, 2011	1.619	1.565	1.592	(2)	1.573
May 31, 2011	1.634	1.575	1.604	(2)	1.580
June 30, 2011 (through June 24)	1.611	1.574	1.593	(2)	1.599

(1)	Average of the foreign exchange rates on the last day of each month in the period.
(2)	Average of the high and low foreign exchange rates for each month.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Investing in our shares and ADSs involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this annual report in evaluating an investment in our shares or ADSs. Our business, results of operations, cash flow, liquidity and financial condition could be harmed if any of these risks materializes and, as a result, the trading price of the shares or the ADSs could decline and you could lose a substantial part or even all of your investment.

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

Prior to 1995, Petrobras held a constitutional monopoly for the production and importation of petroleum products in Brazil. Although this monopoly was removed from the Brazilian constitution, Petrobras effectively remains the sole provider of LPG and oil-based fuels in Brazil. Currently, Ultragaz and all other LPG distributors in Brazil purchase all or nearly all LPG from Petrobras. Ultragaz’s net sales and services represented 9% of our consolidated net sales and services for the year ended December 31, 2010. The procedures for ordering and purchasing LPG from Petrobras are generally common to all LPG distributors — including Ultragaz. For more details, see “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Supply of LPG”.

With respect to fuel distribution, Petrobras also supplied nearly all of Ipiranga and other distributors’ oil-based fuel requirements in 2010. Petrobras’ supply to Ipiranga is governed by an annual contract, under which the supply volume is established based on the volume purchased in the previous year. Ipiranga’s net sales and services represented 86% of our consolidated net sales and services for the year ended December 31, 2010.

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

Significant interruptions of LPG and oil-based fuel supply from Petrobras may occur in the future. Any interruption in the supply of LPG or oil-based fuels from Petrobras would immediately affect Ultragaz or Ipiranga’s respective ability to provide LPG or oil-based fuels to its customers. If we are not able to obtain an adequate supply of LPG or oil-based fuels from Petrobras under acceptable terms, we may seek to meet our demands through LPG or oil-based fuels purchased on the international market. The average cost of LPG and oil based fuels imported from the international markets in 2010 was higher than the price we obtained through Petrobras. As a result, any such interruption could increase our purchase costs and, as a result, adversely affect our operating margins.

Intense competition in the LPG and in the Brazilian fuel distribution market may affect our operating margins.

The Brazilian LPG market is very competitive in all segments — residential, commercial and industrial. Petrobras, our supplier of LPG, and other major companies with greater resources than ours participate in the Brazilian LPG distribution market. Intense competition in the LPG distribution market could lead to lower sales volumes and increased marketing expenses which may have a material adverse effect on our operating margins. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Industry and Regulatory Overview — The role of Petrobras” and “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Competition”.

The Brazilian fuel distribution market is highly competitive in both the retail and wholesale segments. Petrobras, our supplier of oil-derivative products, and other major companies with greater resources than ours participate in the Brazilian fuel distribution market. Intense competition in the fuel distribution market could lead to lower sales volumes and increased marketing expenses which may have a material adverse effect on our operating margins. See “Item 4.B. Information on the Company — Business Overview — Fuel Distribution — Industry and Regulatory Overview — The role of Petrobras” and “Item 4.B. Information on the Company — Business Overview — Fuel Distribution — Ipiranga — Competition”. In addition, a number of small local and regional distributors entered the Brazilian fuel distribution market in the late 90s, after the market was deregulated, which further increased competition in such market.

Anticompetitive practices by our competitors may distort market prices.

In the last few years, anticompetitive practices have been one of the main problems affecting fuels distributors in Brazil, including Ipiranga. Generally these practices have involved a combination of tax evasion and fuels adulteration, such as the dilution of gasoline by mixing solvents or adding anhydrous ethanol in an amount greater than that permitted by applicable law.

Taxes constitute a significant portion of the cost of fuels sold in Brazil. For this reason, tax evasion on the part of some fuel distributors has been prevalent, allowing them to lower the prices they charge. As the final prices for the products sold by these distributors, including Ipiranga, are calculated based on, among other factors, the amount of taxes levied on the purchase and sale of these fuels, such anticompetitive practices as tax evasion may affect Ipiranga’s sales volume and could have a material adverse effect on our operating margins. Should there be any increase in the taxes levied on fuel, tax evasion may increase, resulting in a greater distortion of the prices of fuels sold.

These practices have enabled certain distributors to supply large quantities of fuel products at prices lower than those offered by the major distributors, including Ipiranga.

Although the Brazilian government has taken measures to inhibit these practices, if such practices become more prevalent, Ipiranga could suffer from a reduction in sales volume, which could have a material adverse effect on our operating margins.

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

All second generation petrochemical producers in Brazil that use ethylene as their key raw material, including Oxiteno, our subsidiary involved in the production and sale of chemical and petrochemical products, purchase ethylene from Brazilian suppliers. Approximately 3% of our net sales are derived from the sale of chemical products that require ethylene. Oxiteno purchases ethylene from two of Brazil’s three naphtha crackers units, which are the sole sources of ethylene in Brazil. Pursuant to long-term contracts, Braskem supplies all of our ethylene requirements at our plant located at Camaçari and Quattor supplies all of our ethylene requirements at our plant located at Mauá. For more detailed information about these contracts see “Item 5.F. Operating and Financial Review and Prospects — Tabular Disclosure of Contractual Obligations”. In January 2010, Braskem announced the acquisition of Quattor, which was concluded in April 2010. Given its characteristics, ethylene is difficult and expensive to store and transport, and cannot be easily imported to Brazil. Therefore, Oxiteno is almost totally dependent on ethylene produced at Braskem (including ethylene produced at Quattor) for its supply. For the year ended December 31, 2010, Brazilian ethylene imports totaled approximately 22 tons, representing less than 0.01% of Brazil’s installed capacity.

Due to ethylene’s chemical characteristics, Oxiteno does not store any quantity of ethylene, and reductions in supply from Braskem (including Quattor) would have an immediate impact on our production and results of operations. We are currently investing in the ethylene oxide production capacity expansion in Camaçari and we have agreed with Braskem on an additional ethylene supply after this expansion is completed. See “Item 4.A. Information on the Company — History and Development of the Company — Investments”. If we further expand our production capacity, there is no assurance that we will be able to obtain additional ethylene from Braskem (including Quattor). In addition, Petrobras is the principal supplier of naphtha to crackers in Brazil, and any interruption in the supply of naphtha from Petrobras to the crackers could adversely impact their ability to supply ethylene to Oxiteno.

The Brazilian petrochemical industry is influenced by the performance of the international petrochemical industry and its cyclical behavior.

The international petrochemical market is cyclical in nature, with alternating periods typically characterized by tight supply, increased prices and high margins, or by overcapacity, declining prices and low margins. The decrease in Brazilian tariff rates on petrochemical products, the increase in demand for such products in Brazil, and the ongoing integration of regional and world markets for commodities have contributed to the increasing integration of the Brazilian petrochemical industry into the international petrochemical marketplace. As a consequence, events affecting the petrochemical industry worldwide could have a material adverse effect on our business, financial condition and results of operations.

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

Final prices paid by importers of petrochemical products include import tariffs. Consequently, import tariffs imposed by the Brazilian government affect the prices we can charge for our products. The Brazilian government’s negotiation of commercial and other intergovernmental agreements may result in reductions in the Brazilian import tariffs on petrochemical products, which generally range between 12% and 14%, and may reduce the competitiveness of Oxiteno’s products vis-à-vis imported petrochemical products.

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

In 2007, a new legislation entitled REACH (Registration Evaluation Authorization of Chemicals) was established by the European Union, focusing on controlling the production, imports and utilization of chemical products in the region. According to REACH, all the chemical products sold in the European Economic Area (“EEA”) must be registered, through the submission of information regarding properties, uses and safety of each product that will be analyzed by the European Regulatory Agency. In 2010, 2% of the volume sold by Oxiteno was exported to this region. Oxiteno is in compliance with the current requirements of this legislation for the products it currently exports in the EEA. We cannot guarantee the effect that amendments to this new legislation could have on any product we export to the EEA, or whether similar legislation come into force in other regions.

Changes in these laws and regulations, or changes in their enforcement, could adversely affect us by increasing our cost of compliance or operations. In addition, new laws or additional regulations, or more stringent interpretations of existing laws and regulations, could require us to spend additional funds on related matters in order to stay in compliance, thus increasing our costs and having an adverse effect on our results. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Industry and Regulatory Overview — Environmental, health and safety standards”, “Item 4.B. Information on the Company — Business Overview — Fuel Distribution — Industry and Regulatory Overview — Environmental, health and safety standards” and “Item 4.B. Information on the Company — Business Overview — Petrochemicals and Chemicals — Industry and Regulatory Overview — Environmental, health and safety standards”.

The production, storage and transportation of LPG, fuels and petrochemicals are inherently hazardous.

The operations we perform at our plants involve safety risks and other operating risks, including the handling, production, storage and transportation of highly inflammable, explosive and toxic materials. These risks could result in personal injury and death, severe damage to or destruction of property and equipment and environmental damage. A sufficiently large accident at one of our plants, service stations or storage facilities could force us to suspend our operations temporarily and result in significant remediation costs and loss of revenues. In addition, insurance proceeds may not be available on a timely basis and may be insufficient to cover all losses. Equipment breakdowns, natural disasters and delays in obtaining imports or required replacement parts or equipment can also affect our manufacturing operations and consequently our results from operations.

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

We are entitled to federal tax benefits providing for income tax exemption or reduction for our activities in the northeast region of Brazil. These benefits have defined terms and may be cancelled or suspended at any time if we distribute to our shareholders the amount of income tax that was not paid as a consequence of tax benefits or if the relevant tax authorities decide to suspend or cancel our benefits. As a result, we may become liable for the payment of related taxes at the full tax rates. If we are not able to renew such benefits, or if we are only able to renew them under terms that are substantially less favorable than expected, our results of operations may be adversely affected. Income tax exemptions amounted to R$30.7 million and R$20.6 million, respectively, for the years ended December 31, 2010 and 2009. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Income tax exemption status,” “Item 4.B. Information on the Company — Business Overview — Petrochemicals and Chemicals — Oxiteno — Income tax exemption status” and “Item 4.B. Information on the Company — Business Overview — Logistics — Ultracargo — Income tax exemption status”.

We are currently controlled by members of our founding family and our senior management, which substantially limits the ability of other shareholders to control the direction of our business.

Our senior management and the members of our founding family indirectly control approximately 66% of our voting shares through their control of Ultra S.A. This level of control enables Ultra S.A. to elect the majority of our directors and to determine the outcome of substantially all actions requiring shareholder approval. See “Item 4.A. Information on the Company — History and Development of the Company – Recent Developments” and “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders — Shareholders’ Agreements”. Accordingly, minority shareholders, including holders of preferred shares or ADSs, have limited ability to control the direction of our business. Upon completion of the Conversion, our senior management and heirs of our founding family will no longer indirectly hold more than 50% of our voting shares.

Our status as a holding company may limit our ability to pay dividends on the shares and consequently, on the ADSs.

As a holding company, we have no significant operating assets other than our ownership of shares of our subsidiaries. Substantially all of our operating income comes from our subsidiaries, and therefore we depend on the distribution of dividends or interest on shareholders’ equity from our subsidiaries. Consequently, our ability to pay dividends depends solely upon our receipt of dividends and other cash flows from our subsidiaries.

As a result of the acquisitions of Ipiranga, União Terminais and Texaco, Ultrapar has assumed certain liabilities of the businesses acquired and all the risks related to those liabilities.

Ultrapar has assumed certain liabilities of the business acquired in the acquisitions of Ipiranga, União Terminais and Texaco; therefore, certain existing financial obligations, legal liabilities or other known and unknown contingent liabilities or risks of the businesses acquired have become the responsibility of Ultrapar. See “Item 4.A. Information on the Company — History and Development of the Company” for more information in connection with the acquisition of Texaco.

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

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions could adversely affect our businesses and the market price of our shares and ADSs.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes substantial changes in policy and regulations. The Brazilian government’s actions to control inflation and affect other policies and regulations have involved wage and price controls, currency devaluations, capital controls, and limits on imports, among other measures. Our businesses, financial condition and results of operations may be adversely affected by changes in policy or regulations involving or affecting tariffs, exchange controls and other matters, as well as factors such as:

•	currency fluctuations;

•	inflation;

•	interest rates;

•	price instability;

•	energy shortages;

•	liquidity of domestic capital and lending markets;

•	fiscal policy; and

•	other trade, political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government may implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers. These and other future developments in the Brazilian economy and government policies may adversely affect us and our businesses and results of operations and may adversely affect the trading price of our ADSs and shares.

Inflation and certain governmental measures to curb inflation may contribute significantly to economic uncertainty in Brazil and could harm our business and the market value of the ADSs and our shares.

Brazil has in the past experienced extremely high rates of inflation. Inflation and some of the Brazilian government’s measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy. Since the introduction of the Real in 1994, Brazil’s inflation rate has been substantially lower than that in previous periods. However, during the last several years, the economy has experienced increasing inflation rates and actions taken in an effort to curb inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. According to the Índice Geral de Preços-Mercado, or IGP-M, an inflation index, the Brazilian general price inflation rates were inflation of 11.3% in 2010, deflation of 1.7% in 2009, inflation of 9.8% in 2008 and inflation of 7.8% in 2007. From January 2011 to May 2011 IGP-M index was 3.3%. According to the Índice Nacional de Preços ao Consumidor Amplo, or IPCA, an inflation index to which Brazilian government’s inflation targets are linked, inflation in Brazil was 5.9% in 2010, 4.3% in 2009, 5.9% in 2008 and 4.5% in 2007. From January 2011 to May 2011, inflation as measured by IPCA was 3.7%.

Brazil may experience high levels of inflation in the future. Our operating expenses are substantially in Reais and tend to increase with Brazilian inflation. Inflationary pressures may also hinder our ability to access foreign financial markets or may lead to further government intervention in the economy, including the introduction of government policies that could harm our business or adversely affect the market value of our shares and, as a result, our ADSs.

Exchange rate instability may adversely affect our financial condition and results of operations and the market price of the ADSs and our shares.

During the last four decades, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Although over long periods depreciation of the Brazilian currency generally has correlated with the rate of inflation in Brazil, it has historically been observed shorter periods of significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies.

From 2003 to 2007, the Real appreciated 39% against the U.S. dollar. In 2008, the worsening of the global financial crisis from mid-September led to a sharp reduction in the flow of capital to Brazil that resulted in a 32% Real devaluation, reversing the Real appreciation trend in place since 2003. In 2009, the quick rebound of the Brazilian economy has driven the inflow of foreign investments in the country, thus contributing to a 25% appreciation of the Real against the U.S. dollar in 2009 – the highest appreciation in the decade. In 2010, the effects of the strong economic growth in Brazil, together with the public offering of shares of Petrobras in the third quarter, resulted in a record of foreign investments inflow to Brazil, contributing to a 4% appreciation of the Real against the US dollar. From January 1, 2011 to June 24, 2011 the Real continued this trend, appreciating 4% against the U.S. dollar in the period. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates”.

There are no guarantees that the exchange rate between the Real and the U.S. dollar will stabilize at current levels. Although we have contracted hedging instruments with respect to our existing U.S. dollar debt obligations, in order to reduce our exposure to fluctuations in the dollar/Real exchange rate, we could in the future experience monetary losses relating to these fluctuations. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk” for information about our foreign exchange risk hedging policy.

Depreciations of the Real relative to the U.S. dollar can create additional inflationary pressures in Brazil that may negatively affect us. Depreciations generally curtail access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciations also reduce the U.S. dollar value of distributions and dividends on the ADSs and the U.S. dollar equivalent of the market price of our shares and, as a result, the ADSs. On the other hand, appreciation of the Real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments, as well as to a dampening of export-driven growth.

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

Developments and the perception of risk in other countries, especially emerging market countries, may adversely affect the results of our operations and the market price of the shares and ADSs.

The market value of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises such as the global financial crisis started in 2008 may diminish investor interest in securities of Brazilian issuers, including our preferred shares and ADSs. This could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

Our businesses, financial condition and results of operations may be materially adversely affected by a general economic downturn and by instability and volatility in the financial markets.

The turmoil of the global financial markets and the scarcity of credit in 2008 and 2009 have led to lack of consumer confidence, increased market volatility and widespread reduction of business activity. An economic downturn could materially adversely affect the liquidity, businesses and/or financial conditions of our customers, which could in turn result not only in decreased demand for our products, but also increased delinquencies in our accounts receivable. Furthermore, an eventual newglobal financial crisis could have a negative impact on our cost of borrowing and on our ability to obtain future borrowings. The disruptions in the financial markets could also lead to a reduction in available trade credit due to counterparties’ liquidity concerns. If we experience a decrease in demand for our products or an increase in delinquencies in our accounts receivable, or if we are unable to obtain borrowings our business, financial condition and results of operations could be materially adversely affected.

United States investors may not be able to obtain jurisdiction over or enforce judgments against us.

We are a company incorporated under the laws of the Federative Republic of Brazil. All members of our Board of Directors, executive officers and experts named in this annual report are residents of Brazil or have business address in Brazil. All or a substantial part of the assets pertaining to these individuals and to Ultrapar are located outside the United States. As a result, it is possible that investors may not be able to obtain jurisdiction over these individuals or Ultrapar in the United States, or enforce judgments handed down by United States courts of law based on provisions for civil liability under federal law in relation to securities of the United States or otherwise.

Risks Relating to the Shares and the American Depositary Shares

The preferred shares and the ADSs generally do not give you voting rights.

Generally under Brazilian Corporate Law and in the case of our bylaws, holders of preferred shares do not have the right to vote at shareholders’ meetings except in limited circumstances. This means, among other things, that holders of our preferred shares and our ADSs, which represent preferred shares, are not entitled to vote on important corporate transactions including mergers or consolidations with other companies. Upon completion of the Conversion, all holders of our shares will have equal voting rights. See “Item 10.B. Additional Information — Memorandum and Bylaws”.

The shares and the ADSs do not entitle you to a fixed or minimum dividend.

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

You might be unable to exercise preemptive rights with respect to the shares.

In the event of a rights offering or a capital increase that would maintain or increase the proportion of capital represented by shares, shareholders would have preemptive rights to subscribe to newly issued shares.

Our bylaws establish that the Board of Directors may exclude preemptive rights to the current shareholders, holding either common or preferred shares, in the case of an offering of new shares to be sold on a registered stock exchange or otherwise through a public offering.

The holders of shares or ADSs may be unable to exercise their preemptive rights in relation to the shares represented by the ADSs, unless we file a registration statement pursuant to the United States Securities Act or an exemption from the registration requirements applies. We are not obliged to file registration statements with respect to the preemptive rights and therefore do not assure holders that such a registration will be obtained. If the rights are not registered as required, the depositary will try to sell the preemptive rights held by holder of the ADSs and you will have the right to the net sale value, if any. However, the preemptive rights will expire without compensation to you should the depositary not succeed in selling them.

If you exchange the ADSs for shares, you risk losing certain foreign currency remittance and Brazilian tax advantages.

The ADSs benefit from the depositary’s certificate of foreign capital registration permits the depositary to convert dividends and other distributions with respect to the preferred shares into foreign currency and remit the proceeds abroad. If you exchange your ADSs for shares, you will be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, you will not be able to remit abroad non-Brazilian currency unless you obtain your own certificate of foreign capital registration or you qualify under National Monetary Council Resolution 2,689, dated January 26, 2000, known as Resolution 2,689, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration. If you do not qualify under Resolution 2,689, you will generally be subject to less favorable tax treatment on distributions with respect to the shares. The depositary’s certificate of registration or any certificate of foreign capital registration obtained by you may be affected by future legislative or regulatory changes, and additional Brazilian law restrictions applicable to your investment in the ADSs may be imposed in the future. For a more complete description of Brazilian tax regulations, see “Item 10.E. Additional Information — Taxation — Brazilian Tax Consequences”.

The relative volatility and illiquidity of the Brazilian securities markets may adversely affect you.

Investing in securities, such as the shares or ADSs, of issuers from emerging market countries, including Brazil, involves a higher degree of risk than investing in securities of issuers from more developed countries. For the reasons above, investments involving risks relating to Brazil, such as investments in ADSs, are generally considered speculative in nature and are subject to certain economic and political risks, including but not limited to:

•	changes to the regulatory, tax, economic and political environment that may affect the ability of investors to receive payments, in whole or in part, in respect of their investments; and

•	restrictions on foreign investment and on repatriation of capital invested.

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may limit your ability to sell the shares underlying your ADSs at the price and time at which you wish to do so. The São Paulo Stock Exchange, known as BM&FBovespa, the only Brazilian stock exchange, had a market capitalization of US$1.5 trillion as of December 31, 2010 and an average monthly trading volume of US$76 billion for 2010. In comparison, NYSE had a market capitalization of US$13.4 trillion as of December 31, 2010 in the United States and an average monthly trading volume of US$1.0 trillion for 2010.

There is also a large concentration in the Brazilian securities market. The ten largest companies in terms of market capitalization represented approximately 55% of the aggregate market capitalization of BM&FBovespa as of December 31, 2010. The top ten stocks in terms of trading volume accounted for approximately 50% of all shares traded on BM&FBovespa in 2009. Ultrapar’s average daily trading volume on both stock exchanges in 2010, 2009 and 2008 was R$33.0 million, R$27.0 million and R$26.5 million, respectively.

Controls and restrictions on the remittance of foreign currency could negatively affect your ability to convert and remit dividends, distributions or the proceeds from the sale of our shares, Ultrapar’s capacity to make dividend payments to non-Brazilian investors and the market price of our shares and ADSs.

Brazilian law provides that, whenever there is a serious imbalance in the Brazilian balance of payments or reasons for believing that there will be a serious imbalance in the future, the Brazilian government can impose temporary restrictions on remittances of income on investments by non-Brazilian investors in Brazil. The probability that the Brazilian government might impose such restrictions is related to the level of the country’s foreign currency reserves, the availability of currency in the foreign exchange markets on the maturity date of a payment, the amount of the Brazilian debt servicing requirement in relation to the economy as a whole, and the Brazilian policy towards the International Monetary Fund, among other factors. We are unable to give assurances that the Central Bank will not modify its policies or that the Brazilian government will not introduce restrictions or cause delays in payments by Brazilian entities of dividends relating to securities issued in the overseas capital markets up to the present. Such restrictions or delays could negatively affect your ability to convert and remit dividends, distributions or the proceeds from the sale of our preferred shares, Ultrapar’s capacity to make dividend payments to non-Brazilian investors and the market price of our shares and the ADSs.

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of our ADSs.

According to Law No. 10,833, enacted on December 29, 2003, the disposition of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposal occurs outside or within Brazil. In the event that the disposal of assets is interpreted to include a disposal of our ADSs, this tax law could result in the imposition of the withholding income tax on a disposal of our ADSs between non-residents of Brazil. See “Item 10.E. Additional Information — Taxation — Brazilian Tax Consequences — Taxation of Gains”.

Substantial sales of our shares or our ADSs could cause the price of our shares or our ADSs to decrease.

Shareholders of Ultra S.A., which own 24% of our shares, have the right to exchange their shares of Ultra S.A. for shares of Ultrapar and freely trade them in the market as more fully described under “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders — Shareholders’ Agreements”. Other shareholders, who may freely sell their respective shares, hold a substantial portion of our remaining shares. A sale of a significant number of shares could negatively affect the market value of the shares and ADSs. The market price of our preferred shares and the ADSs could drop significantly if the holders of shares or the ADSs sell them or the market perceives that they intend to sell them.

If we were treated as a PFIC, U.S. Holders of our shares or our ADSs would be subject to disadvantageous rules under the U.S. tax laws.

If we were characterized as a PFIC, in any year, U.S. holders of our shares or our ADSs could be subject to unfavorable U.S. federal income tax treatment. Although we do not believe that we, based on the manner in which we currently operate our business, the projected composition of our income and valuation of our assets, and the current interpretation of the PFIC provisions of the Internal Revenue Code of 1986, as amended from time to time, were a PFIC in 2010 and we do not expect to be a PFIC in the foreseeable future, there can be no assurance that our business and activities will not lead to PFIC status for us in the future. PFIC classification is a factual determination made annually and thus is subject to change. See “Item 10.E. Additional Information — Taxation — U.S. Federal Income Tax Considerations” for a description of the PFIC rules.

If a substantial number of our preferred shareholders who dissent from the deliberations approved at the special preferred shareholders’ meeting of June 28, 2011 exercise their withdrawal rights, we will be required to make significant cash payments, which may adversely affect our financial condition and the market price of our shares and ADSs.

On June 28, 2011, the special preferred shareholders’ meeting (a) approved the conversion of all preferred shares issued by the company into common shares, at a ratio of one preferred share for one common share and (b) approved and recognized that the new provisions related to the rights of all company's shareholders in the event of a change in control, pursuant to the draft proposed bylaws and the rules of the Novo Mercado, are equivalent to the provisions of the company’s controlling shareholders' agreement of March 22, 2000, which has automatically been terminated. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments” for more information.

The preferred shareholders who possibly dissent from the deliberations approved at the special preferred shareholders’ meeting have withdrawal rights (the right to sell its shares back to us at the book value of the shares), which must be exercised within 30 thirty days from June 29, 2011. If a substantial number of our preferred shareholders exercise their withdrawal rights, we will be required to make significant cash payments, which may adversely affect our financial condition and the market price of our shares and ADSs.

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

In 1966, the market demand for high-quality and safe transportation services led to the entrance in the transportation of chemicals, petrochemicals and LPG segments. In 1978, Tequimar, was founded for the specific purpose of operating the storage business.

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

On October 6, 1999, we concluded our initial public offering, listing our shares simultaneously on BM&FBovespa and NYSE.

In 2000, Ultragaz started the construction of four new filling plants, therefore practically covering the entire Brazilian territory. In August 2000, the first of the four new plants, located in Goiânia, in the state of Goiás, started operations. In 2001, Ultragaz started two new plants: in Fortaleza, in the state of Ceará, and in Duque de Caxias, in the state of Rio de Janeiro. In 2002, the company started operations at a filling plant in Betim, in the state of Minas Gerais.

On March 22, 2000, the controlling shareholders of Ultrapar signed an agreement, assuring equal treatment of all shareholders (holders of both common and/or preferred shares) in the event of any change in control – tag along rights. The agreement stipulated that any transfer of control of Ultrapar, either direct or indirect, would only be executed in conjunction with a public offer by the acquiring entity to purchase the shares of all shareholders in the same proportion and under the same price and payment terms as those offered to the controlling shareholders. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments” for more information.

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

On December 4, 2003, we concluded the acquisition of the chemical business of the Berci Group (“CANAMEX”), a Mexican specialty chemicals company. CANAMEX had two plants in Mexico (Guadalajara and Coatzacoalcos). The acquisition amount was US$10.25 million, without assuming any debt. In June 30, 2004, we acquired the operational assets of Rhodia Especialidades S.A. de C.V. in Mexico for US$2.7 million. Both acquisitions had the target of establishing a stronger presence in the Mexican petrochemical market and to create a production and distribution platform to the United States. Since July 2, 2007, CANAMEX has operated under a new name, Oxiteno Mexico, S.A. de C.V., or Oxiteno Mexico.

On May 18, 2004, at an extraordinary general shareholders’ meeting, the shareholders of Ultrapar approved the inclusion of tag along rights to the company’s bylaws, for all shareholders, at 100% of the offer price, improving a right that was already established through a shareholders’ agreement dated March 22, 2000. The bylaws set forth that the sale of the control of Ultrapar, either direct or indirect, triggers a mandatory public offer by the acquiring entity for all of the shares in the same proportion and at the same terms and conditions (including price) as those offered for the control block.

On September 22, 2004, the shareholders of Ultra S.A. signed a new shareholders’ agreement replacing the previous agreement. This new agreement sought to maintain a stable controlling shareholder block in Ultrapar. See “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders”.

On December 16, 2004, Igel Participações S.A. and Avaré Participações S.A., former controlling shareholders of Ultra S.A., were dissolved, and, as a result, their shares in Ultra S.A. were distributed to their respective shareholders on a pro rata basis. At a meeting held on February 2, 2005, our Board of Directors approved a stock dividend of 10,453,690,324 preferred shares of Ultrapar, or 15 shares for each 100 outstanding common or preferred shares as of February 16, 2005. As a result of the stock dividend, we issued 10,453,690,324 new preferred shares to our shareholders through a capitalization of reserves. At an extraordinary general shareholders’ meeting held on February 22, 2005, our shareholders approved the issuance of additional preferred shares of Ultrapar to permit certain shareholders, including Ultra S.A., to exchange common shares of Ultrapar held by them into preferred shares at a ratio of one common share for one preferred share. Common shares tendered for exchange into preferred shares were cancelled.

On April 28, 2005, we concluded a primary and secondary offering of our preferred shares. The offering consisted of 7,869,671,318 preferred shares owned by Monteiro Aranha S.A. and certain shareholders of Ultra S.A., and 1,180,450,697 newly issued preferred shares resulting from the exercise of an overallotment option. The offering price was R$40.00 per thousand preferred shares and the offering totaled R$362 million. As a result of the offering, Ultrapar’s total capital increased by R$47 million, to a total of approximately R$946 million. The total shares outstanding were 81,325,409,849 shares, with 49,429,897,261 common shares and 31,895,512,588 preferred shares.

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

In July 2005, Ultracargo started up a new terminal in Santos, its second port installation that integrates road, rail and maritime transportation systems. The new terminal had a storage capacity of 33,500 cubic meters for chemical products, 40,000 cubic meters for ethanol and 38,000 cubic meters for vegetable oil at the time.

On December 2005, Ultrapar, through its subsidiary LPG International, issued US$250 million in notes in the international market, with the aim of lengthening the company’s debt profile, financing possible acquisitions and other corporate purposes. The notes mature in December 2015, have a coupon of 7.25% per annum and were priced at 98.75% of par value, resulting in a yield of 7.429% per annum.

In August 2006, Ultrapar announced the signing of an agreement between its subsidiary Oxiteno Nordeste and Braskem, for the supply of ethylene, with a 15-year term. The 265 thousand tons/year volume of ethylene represents an addition of 68 thousand tons/year to the previous contractual amount and will be fully available after the conclusion of the expansion of ethylene oxide production capacity at the Camaçari plant, expected to be concluded in 2011. See “Item 4.A. Information on the Company — History and Development of the Company — Investments”. The agreed upon supply price is indexed to ethylene prices in the international market and to the volume effectively purchased by Oxiteno. In 2006, Ultrapar also announced its plans to expand its ethylene oxide and specialty chemicals production capacity at Oxiteno’s plants located in Mauá, São Paulo and in Camaçari, Bahia.

In August 2006, Oxiteno’s first commercial office in Buenos Aires, Argentina — Oxiteno Argentina S.R.L. — was opened.

In April 2007, Ultrapar acquired the control of the Southern Distribution Business, EMCA and a one-third stake in RPR, in connection with the acquisition of the Ipiranga Group. Following the acquisition, Ultrapar, which was already the largest LPG distributor in Brazil, became the second largest fuel distributor in Brazil, with a 14% market share in 2007. Ultrapar believes that fuel distribution is a natural extension of LPG distribution as it has similar profitability drivers: logistics efficiency, management of a dealer network and leveraging a renowned brand. The rationale for the acquisition also included the attractive growth prospects of the fuel distribution business in light of increased fuel consumption in Brazil in the recent past, principally due to increased national income, greater availability of credit and reducing unfair competitive practices, which caused the grey market to decline in relation to the formal market. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Ipiranga Group”.

In April 2007, Ultrapar also acquired the operational sulfate and sulfonate assets of Unión Química S.A. de C.V., in San Juan del Río, Mexico through its subsidiary Oxiteno Mexico. The investment for this acquisition totaled US$4.0 million of enterprise value and was financed entirely by Oxiteno Mexico in the local market.

In September 2007, Oxiteno acquired Arch Química Andina, C.A. (“Arch”), a subsidiary of the U.S. company Arch Chemicals, Inc. Arch is the sole producer of ethoxylates in Venezuela, which had been the only ethylene oxide producing country in Latin America where Oxiteno did not have operations. This acquisition is consistent with the company’s growth and global expansion strategy and was intended to help Oxiteno (i) to strengthen its presence in Latin America, (ii) to have access to sources of raw materials at competitive prices given Venezuela’s position as one of the main oil and natural gas producers in the world and (iii) to expand ethoxylate production capacity by an additional 70,000 tons/year. The amount of the acquisition was US$7.6 million. The company was renamed Oxiteno Andina. Also in September 2007, Oxiteno announced the opening of its first sales office in the United States. The company intends to leverage its position in the American market, particularly with respect to specialty chemicals.

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

In June 2008, Ultrapar announced that its subsidiary Ultracargo signed the sale and purchase agreement for the acquisition of 100% of the shares of União Terminais held by Unipar. In October 2008, Ultrapar completed the acquisition in relation to the port terminals in Santos and Rio de Janeiro. In November 2008, it completed the acquisition of 50% of the total capital stock of União/Vopak held by Unipar, which owned a port terminal in Paranaguá. The combination of its operations with those of União Terminais doubled the size of Ultracargo in terms of adjusted EBITDA, and made it the largest liquid bulk storage company in Brazil, strengthening its operating scale. With this acquisition, Ultracargo increased its presence at the port of Santos, the largest Brazilian port, and is now strategically positioned in the ports of Rio de Janeiro and Paranaguá, where the company did not previously have operations. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of União Terminais”.

In July 2008, Oxiteno inaugurated its first sales office in Europe and the third outside Brazil in Brussels, Belgium, as part of Oxiteno’s internationalization strategy.

In August 2008, Ultrapar announced that its subsidiary SBP entered into a sale and purchase agreement with Chevron for the acquisition of 100% of the shares of CBL and Galena. In March 2009, Ultrapar completed the acquisition and paid R$1,106 million to Chevron, in addition to a US$38 million deposit that it had made to Chevron in August 2008. In August 2009, Ultrapar also paid R$162 million related to the expected working capital adjustment as set forth in the sale and purchase agreement. Texaco marketed fuel throughout Brazil, except for the state of Roraima, through a network of more than two thousand service stations and directly to large clients, supported by a logistics infrastructure with 48 distribution terminals. Texaco’s acquisition was part of Ultrapar’s strategy to increase its operational scale in the fuel distribution business and expand its operations to the Midwest, Northeast and North regions of Brazil. The combination with Texaco created a nationwide fuel distribution business, with a 21% market share in 2009, strengthening its competitiveness through a larger operational scale. The addition of Texaco allowed, for example, improved efficiency and competitiveness in the distribution and sales processes, dilution of advertising, marketing and product development expenses and gains of scale in administrative functions. Additionally, Texaco’s acquisition led to Ultrapar geographical expansion in the sector, allowing the company to operate in regions with consumption growth above the national average, and brought new commercial opportunities arising from the national coverage. See “Item 4.A. Information on the Company — History and Development of the Company —Description of the Acquisition of Texaco”.

In August 2008, Ultrapar announced the execution of a supply contract between Oxiteno and Quattor for the supply of ethylene to the Mauá unit, in the state of São Paulo, effective through 2023. The long-term contract establishes the ethylene supply conditions, referenced on the international market. The volume contracted allowed the increase of at least 30% in the ethylene oxide production compared to 2007. At the same time, Oxiteno sold the equity interest it owned in Quattor, equivalent to 2,803,365 shares, for approximately R$46 million.

In October 2008, certain production capacity expansions at Oxiteno were completed, including (i) the operational start-up of the fatty alcohols plant unit with an annual production capacity of approximately 100,000 tons of fatty alcohols and by-products; (ii) the expansion of the ethylene oxide unit at Mauá, adding 38,000 tons to the annual production capacity of this product; and (iii) the expansion of the ethoxylate and ethanolamine production at Camaçari, adding 120,000 tons to the annual capacity of these products. These expansions aimed at replacing imports and meeting the increased demand for specialty chemicals in the Brazilian market, mainly in the crop protection, cosmetics, detergents and coatings segments.

In November 2008 and December 2008, in order to simplify the corporate structure, Ultragaz Participações S.A. and DPPI were merged into CBPI, respectively, thus consolidating all companies that operate in the distribution business into one single company.

In February 2009, a capital increase of R$15 million was approved at an extraordinary general shareholders’ meeting of RPR through the issuance of 15 million new common and preferred shares and the admission of new shareholders in its capital stock, as part of the acquisition of the Ipiranga Group. As a result, RPR ceased to be a wholly-owned subsidiary of Ultrapar, in which Ultrapar retains an equity interest of 33%.

In March 2009, CBPI contracted a bank credit note with Caixa Econômica Federal—CEF, in the total amount of R$500 million, with a 24-month grace period and 36-month term, with interest rate equivalent to 120% of the CDI, focusing on extending the company’s debt profile and maintaining strong cash position. We believe that the high interest rate applicable to this loan reflected the sharp tightening in credit markets in the period due to the worsening of the global financial crisis. In the first quarter of 2010, this bank credit note was redeemed. In June 2009, Ultrapar completed its third issuance of R$1.2 billion unsecured debentures in Brazil with a three-year term and interest of CDI plus 3.0% per annum. The proceeds from this issuance were used to redeem the promissory notes issued by Ultrapar in December 2008. In December 2009, Ultrapar renegotiated certain terms and conditions of these debentures and, as a result, was able to reduce interest rates applicable to the debentures to 108.5% of the CDI per annum and extend their terms to December 2012. For further information see “Item 5.B. Liquidity and Capital Resources - Indebtedness”.

In September 2009, Oxiteno concluded the expansion of the acetates unit at Mauá, which added 40,000 tons to its production capacity.

In December 2009, shareholders of Ultra S.A. entered into a new shareholders’ agreement that replaced the previous agreement which was to expire on December 16, 2009. The terms and conditions of the new shareholders’ agreement were substantially the same as those of the previous agreement and had a two-year term. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Development” and “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders”.

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

In March 2010, Ultrapar entered into a loan agreement with Banco do Brasil through IPP in the amount of R$500 million, with a three-year term, interest rate equivalent to 98.5% of CDI, and a single payment at the maturity date. This loan replaced the bank credit note that Ultrapar had in the same principal amount entered into in 2009 at a cost of 120% of the CDI with Caixa Econômica Federal.

In March 2010, Ultrapar entered into a sale and purchase agreement to sell Ultracargo’s in-house logistics, solid bulk storage and road transportation businesses to Aqces for R$82 million. In July 2010, the sale closed with the transfer of shares of AGT and Petrolog to Aqces in exchange for R$74 million, which was in addition to the R$8 million deposit received upon signing the sale and purchase agreement on March 31, 2010. In October 2010, Ultrapar disbursed R$2 million in connection with the expected working capital adjustment. This transaction allowed Ultracargo to focus exclusively on its liquid bulk storage business, a segment in which it has a market leadership position.

In June 2010, Ultrapar entered into a series of three loan agreements with Banco do Brasil through IPP in the total amount of R$900 million, with a four-year duration and average cost equivalent to 99% of CDI. See “Item10.C. Additional Information — Material Contracts”.

In order to simplify Ultrapar’s corporate structure, (i) in July, 2010, Galena was merged into IPP, (ii) in August, 2010, U.A.T.S.P.E Empreendimentos e Participações Ltda. was merged into Oxiteno and (iii) in September, 2010, Transultra – Armazenamento e Transporte Especializado Ltda. (“Transultra”) was merged into Tequimar.

In August 2010, Oxiteno concluded the expansion of the etoxylade unit at Camaçari, which added 70 thousand tons per year to its production capacity. With this expansion, Oxiteno consolidated its position as the world’s second largest ethoxylate producer.

In October 2010, Ultrapar, through Ipiranga, entered into a sale and purchase agreement for the acquisition of 100% of the shares of DNP. The total value of the acquisition is R$85 million, with an initial disbursement of R$47 million in November 2010 and an additional disbursement of R$26 million in January 2011, subject to the final working capital adjustment. DNP distributed fuels in the states of Amazonas, Rondônia, Roraima, Acre, Pará and Mato Grosso through a network of 110 service stations, with 4% market share in 2009 in the North of Brazil, and was the fourth largest fuel distributor in this geographic area. In 2009, the combined volume of diesel, gasoline and ethanol sold by DNP totaled approximately 260 thousand cubic meters, with EBITDA of R$17 million. This transaction reinforced the strategy of expansion, initiated with the acquisition of Texaco, to the Midwest, Northeast and North, regions where the consumption growth has been above the national average and the market share of Ipiranga is lower than that in the South and Southeast in 2010. The acquisition of DNP increased the volume of Ipiranga by 40% in the region and resulted in a regional market share of 14% in the North region in 2010, allowing a better positioning to leverage the fast-paced growth in the region and additional benefits on the back of the larger operating scale, enabling significant gains for the company, resellers, customers and consumers.

In November 2010, Ultracargo announced the expansion in the Santos, Suape and Aratu terminals, adding 98 thousand cubic meters to Ultracargo’s storage capacity, equivalent to 15% of its current capacity, with start-ups scheduled for 2011 and 2012.

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

Following the acquisition, Ultrapar, already the largest LPG distributor in Brazil, became the second largest fuel distributor in Brazil, with a 14% market share in 2007. Ultrapar believes that fuel distribution is a natural extension of LPG distribution as it has similar profitability drivers: logistics efficiency, management of a dealer network and leveraging a renowned brand. The rationale for the acquisition also included the attractive growth perspectives for the fuel distribution business in light of increased fuel consumption in Brazil in the recent past, principally due to increased national income, greater availability of credit and curbing unfair competitive practices, which cause the grey market to decline in relation to the formal market. After the completion of all steps of the acquisition of Ipiranga Group, its businesses were divided among Petrobras, Ultrapar and Braskem. Ultrapar retained the fuel and lubricant distribution businesses located in the South and Southeast regions of Brazil; Petrobras received the fuel and lubricant distribution businesses located in the North, Northeast and Midwest regions of Brazil; Petrobras and Braskem received the Petrochemical Business, in the proportion of 60% for Braskem and 40% for Petrobras.

For a more detailed discussion of the acquisition of Ipiranga Group, see our Form F-4 filed with the Commission on December 17, 2007.

Description of the Acquisition of União Terminais

In June 2008, Ultrapar announced that its subsidiary Ultracargo entered into a sale and purchase agreement for the acquisition of 100% of the shares of União Terminais held by Unipar. In October 2008, Ultrapar completed the acquisition in relation to the port terminals in Santos and Rio de Janeiro. In November 2008, it closed the acquisition of 50% of the total capital stock of União/Vopak held by Unipar, which owned a port terminal in Paranaguá. The total amount of the acquisition was R$519 million, which included the assumption of net debt of R$32 million on September 30, 2008.

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

Description of the Acquisition of Texaco

In August 2008, Ultrapar announced that its subsidiary SBP entered into a sale and purchase agreement with Chevron for the acquisition of 100% of the shares of CBL and Galena. Prior to the closing, Chevron’s lubricant and oil exploration activities in Brazil were spun-off from CBL and Galena to other Chevron’s legal entities.

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

Texaco markets fuel in the entire Brazilian territory, except for the state of Roraima, through a network of more than 2,000 service stations and directly to large clients, supported by a logistics infrastructure with 48 distribution terminals. Texaco’s acquisition was part of Ultrapar’s strategy to increase its operational scale in the fuel marketing business and expand its operations to the Midwest, Northeast and North regions of Brazil. The combination with Texaco created a nationwide fuel marketing business, with a 21% market share in 2009, strengthening its competitiveness through a larger operational scale. The addition of Texaco allowed, for example, improved efficiency and competitiveness in the distribution and sales processes, dilution of advertising, marketing and product development expenses and gains of scale in administrative functions. Additionally, Texaco’s acquisition led to Ultrapar geographical expansion in the sector, allowing the company to reach regions with consumption growth above the national average, and brought new commercial opportunities arising from the national coverage.

After completion of this acquisition, Ultrapar started managing Texaco and implementing its business plan, which consisted of two main work streams (i) the integration of operations, administrative and financial functions of Texaco, and (ii) the implementation of Ipiranga’s business model in the expanded network, with a wider range of products and services and a differentiated approach to its resellers. Ultrapar has also been converting the acquired Texaco branded stations into Ipiranga brand since 2009. From April 1, 2009 to December 31, 2010, 1,166 service stations in the South and Southeast regions were converted, representing 86% of the acquired service stations in these regions. Under the terms of the Ipiranga Group Transaction Agreements, Petrobras has the exclusive right to use Ipiranga’s brand in the operating regions of the Northern Distribution Business for five years from the date of the acquisition of Ipiranga Group, expiring in March 2012. Until then, Ipiranga will operate under the Texaco brand in those regions.

Recent Developments

Stock split

On February 10, 2011, the extraordinary general shareholders’ meeting approved a stock split of the shares issued by Ultrapar, so that each share would be represented by four shares of the same class and type, with no modification in the shareholders’ financial position and interest in the company. The shares resulting from the stock split granted its holders - including holders of ADSs—the same rights attributable to the shares previously held, including dividends, interest on capital and any payments on capital eventually approved by the company. After the stock split, the 1:1 ratio between preferred shares and ADSs was maintained, and each ADSs consequently continued to be represented by one share. The stock split aimed at repositioning the price of the standard trading round lot of shares issued by Ultrapar in the stock market, in order to make the share price more accessible to investors and potentially increase the trading volume of the company’s shares.

New corporate governance structure

The company’s Board of Directors, at a meeting held on April 4, 2011, approved the submission to its shareholders of a proposal to (a) convert any and all shares of preferred stock issued by the company into shares of common stock, on a 1-to-1 conversion ratio; (b) amend the company's bylaws (Estatuto Social), modifying several of its provisions, aiming to strengthen the company's corporate governance; and (c) adhere to the Novo Mercado segment of BM&FBovespa.

The Conversion was approved by a majority vote at the extraordinary general shareholders’ meeting and special preferred shareholders’ meeting each held on June 28, 2011, whereby all preferred shares issued by the company will be converted into common shares, at a ratio of one preferred share for one common share. Preferred shareholders who dissent from the resolution approving the conversion of shares are entitled to withdrawal rights, pursuant to which such preferred shareholders may be reimbursed for the value of their shares. Such rights must be exercised within thirty days from the date of the publication of the minutes of the special preferred shareholders meeting, the period of which ends on August 1, 2011.

The material proposed amendments to the bylaws were the following: (a) mandatory tender offer to 100% of the company's shareholders in the event a shareholder, or a group of shareholders acting in concert, acquire or become holders of 20% of the company's shares, excluding treasury shares. The tender offer price will be the highest price per share paid by the buyer in the previous 6 (six) months, adjusted by the SELIC rate, in addition to any tender offers otherwise required by the Brazilian Corporate Law and by the Novo Mercado segment rules; (b) minimum of 30% of independent members of the Board of Directors; and (c) creation of audit and compensation committees, as ancillary bodies of the Board of Directors, each with three members. The audit committee will be composed of these independent members, of whom two are not directors; and the compensation committee will be composed of at least two independent directors.

On May 19, 2011, Ultrapar released a call notice for an extraordinary general shareholders’ meeting to be held on June 28, 2011 in order to vote on the following matters:

1) the Conversion;

2) amendment of the company’s bylaws;

3) the confirmation that the new provisions related to the rights of all company's shareholders in the event of a change in control, pursuant to the draft proposed bylaws and the Rules of the Novo Mercado, are equivalent to the provisions of the company’s controlling shareholders’ agreement of March 22, 2000;

4) adherence of the company to the rules of the Novo Mercado of BM&FBovespa; and

5) consolidation of the bylaws of the company, if the amendments proposed in item 2 are approved.

On May 19, 2011, Ultrapar also released a call notice for a special preferred shareholders’ meeting to be held on June 28, 2011 in order to vote on the following matters:

1) the Conversion; and

2) confirmation that the new provisions related to the rights of all company's shareholders in the event of a change in control, pursuant to the draft proposed bylaws and the rules of the Novo Mercado, are equivalent to the provisions of the company’s controlling shareholders’ agreement of March 22, 2000.

On June 28, 2011, the above-mentioned shareholders’ meetings were held and all the proposed matters were approved. The New Bylaws of Ultrapar, as approved on June 28, 2011, are included in this annual report in Exhibit 1.2 – New Bylaws of Ulrapar, dated as of June 28, 2011.

Ultra S.A.’s shareholders executed, on April 1, 2011, the New Ultra S.A. Shareholders’ Agreement, which became effective upon the approval of the Conversion. The New Ultra S.A. Shareholders’ Agreement replaced the shareholders’ agreement executed in December 2009. The terms and conditions of the New Ultra S.A. Shareholders’ Agreement are substantially the same of the previous shareholders’ agreement, except, mainly, for (a) the requirement for prior approval at a shareholders’ meeting for a third party to become an Ultra S.A. shareholder and (b) the purpose and form of the preliminary meetings to be held prior to the company’s certain shareholders’ meetings. See “Exhibit 2.11 – New Ultra S.A. Shareholders’ Agreement, dated as of April 1, 2011”.

Investments

We have made substantial investments in our operations over the last two fiscal years to the date of this annual report. At Ultragaz, we have invested in small and large bulk LPG distribution (UltraSystem), in the purchase and renewal of LPG bottles and tanks, and in the restructuring of our distribution logistics. We have also invested in the consolidation of our national coverage over the past years. Since March 2007, investments at Ipiranga included the expansion of the service station network, renewal of contracts and improvement in fuel service stations and distribution facilities, as well as investments related to information technology. Oxiteno has invested in increasing installed production capacity, mainly for specialty chemicals production, in the modernization of its industrial plants and in the development of new products. Oxiteno has also been investing in the development of products derived from renewable raw materials, including the building of a new fatty alcohols plant which started operations in October 2008. Ultracargo has invested in the expansion and maintenance of storage facilities in response to strong demand for a better logistics infrastructure in Brazil, including investments in capacity expansions at the Aratu, Santos and Suape terminals. See “Item 4.A. Information on the Company — History and Development of the Company”. We have invested in information technology at all our businesses for integrating processes, improving the quality of information, increasing the response time in decision-making and improving our services.

The following table shows our organic investments for the years ended December 31, 2010 and 2009:

	Year ended December 31,
	IFRS
	2010	2009
	(in millions of Reais)
Ultragaz	157.1	105.4
Ipiranga(1)	382.6	222.4
Oxiteno	227.3	163.4
Ultracargo	61.8	78.9
Others(2)	18.7	15.0

Total organic investments, net of disposals	847.5	585.1

(1)	Includes financing and bonuses to our resellers, net of repayments. Bonuses are lump sum payments made by distributors to resellers. Resellers typically use these payments to improve their facilities or to invest in working capital. Financing for clients is included under working capital in the cash flow statement and bonuses are included under intangible assets. In 2010 financing to clients (net of repayments) amounted to R$7 million. In 2009, repayments from clients (net of financing) amounted of R$20 million.
(2)	Includes capital expenditures related to maintenance of our headquarters, made by our wholly-owned subsidiary Imaven, and capital expenditures made by Serma.

We have also made several acquisitions and related investments to maintain and create new opportunities for growth and to consolidate our position in the markets in which we operate or in complementary markets.

In March 2009, Ultrapar concluded the acquisition of Texaco. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Texaco”. In July 2010, Ultracargo sold its in-house logistics, solid bulk storage, and road transportation businesses. See “Item 4.A. Information on the Company — History and Development of the Company”. In November 2010, Ipiranga acquired the totality of shares of DNP. See “Item 4.A. Information on the Company — History and Development of the Company”. In the logistics segment, the sale of Ultracargo’s in-house logistics, solid bulk storage, and road transportation businesses is part of our strategy to focus on storage services for special bulk cargo and become Brazil’s leading provider in this segment. The acquisitions of Texaco and DNP are part of our growth strategy in the fuel distribution industry, representing the company’s expansion to the Midwest, Northeast and North regions of Brazil and the significant increase in Ipiranga’s operational scale.

In November 2010, Ultrapar acquired the totality of shares of DNP, the fourth largest fuel distributor in the North region of Brazil, thus reinforcing its strategy of expansion to the North, Northeast and Midwest regions of Brazil, where the consumption growth rate has been above the national average and market share of Ipiranga is lower than in the South and Southeast regions in 2010. See “Item 4.A. Information on the Company — History and Development of the Company”.

Ultrapar’s 2011 investment plan, excluding acquisitions, amounts to R$1,044 million and aims at growth through increased scale, technological differentiation and productivity gains, as well as modernizing existing operations. Ultrapar expects to invest R$171 million at Ultragaz, R$548 million at Ipiranga, R$153 million at Oxiteno and R$146 million at Ultracargo. The increase in investments over 2010 reflects the opportunities arising from the continued dynamism of the Brazilian economy and the implementation of strategic initiatives specific to each business unit. At Ultragaz, investments will be mainly dedicated (i) to the expansion of UltraSystem (small bulk), as a result of the higher level of economic activity and the prospects for capturing new clients, (ii) to the expansion and modernization of bottling facilities and (iii) to the replacement of LPG bottles and tanks. At Ipiranga, investments will be directed to the expansion and renewal of its service stations, franchise network and storage facilities, focusing the expansion in the North, Northeast and Midwest regions of Brazil. Out of Ipiranga’s total investment budget, R$ 520 million refer to additions to property, plant and equipment and intangible assets and R$ 29 million refer to financing to clients, net of repayments. At Oxiteno, the significant reduction in investments reflects the conclusion of an expansion cycle, with R$ 87 million directed to expansion projects, mainly the conclusion of the ethylene oxide plant in Camaçari, adding 90 thousand tons/year to the current capacity. Ultracargo’s investments will be directed to expansions in Santos, Suape and Aratu terminals, adding 98 thousand cubic meters to Ultracargo’s storage capacity, an addition equivalent to 15% of its current capacity, with start-ups scheduled for 2011 and 2012.

In the three months ended on March 31, 2011, our capital expenditures were R$214 million. At Ultragaz, R$50 million were invested, directed mainly to new clients in the bulk segment, expansion and modernization projects at bottling facilities and renewal of LPG bottles. At Ipiranga, R$ 102 million were invested, mainly in (a) conversion of unbranded service stations and new service stations, (b) renewal of the distribution network and (c) expansion of storage capacity. Of the total amounted invested,

R$ 97 million were related to additions to property, plant and equipment and intangible assets, of which R$ 30 million were invested in the acquisition of a new distribution terminal in Porto Velho, and R$ 6 million were related to financing to clients, net of repayments. At Oxiteno, R$ 21 million were invested, mainly concentrated on the project to expand the ethylene oxide production capacity in Camaçari and on the maintenance of its production plants. At Ultracargo R$ 11 million were invested, directed mainly to the expansion in the terminals of Suape (30 thousand cubic meters) and Santos (46 thousand cubic meters) and in the maintenance of its terminals.

Other projects under study. We are considering the possibility to invest in an ethylene oxide and derivatives plant in a new complex under design and construction by Petrobras in the municipalities of Itaboraí and São Gonçalo, in Rio de Janeiro State. We have not made any commitments to invest in this project.

Equity Investments

The table below shows our equity investments for the years ended December 31, 2010 and 2009:

	Year ended December 31,
	IFRS
	2010		2009
	(in millions of Reais)
Ultragaz	—		—
Ipiranga	—		—
Oxiteno	0.8		—
Ultracargo	(80.4	)(1)	—
Others	46.8	(2)	1,355.5	(3)

Total	(32.8)		1,355.5

(1)	Sale of the in-house logistics, solid bulk storage and road transportation businesses of Ultracargo. See “Item 4.A. Information on the Company — History and Development of the Company”.
(2)	Investments made in connection with the acquisition of DNP. See “Item 4.A. Information on the Company — History and Development of the Company”.
(3)	Investments made in connection with the acquisition of Texaco. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Texaco”.

We are a company incorporated under the laws of Brazil. Our principal executive office is located at Avenida Brigadeiro Luís Antônio, 1343, 9th Floor, 01317-910, São Paulo, SP, Brazil. Our telephone number is 55 11 3177 7014. Our Internet website address is http://www.ultra.com.br. Our agent for service of process in the United States is C.T. Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

B. Business Overview

Ultrapar is a Brazilian company with more than 70 years of history, with leading positions in the markets in which it operates: fuel distribution through Ultragaz and Ipiranga, specialty chemicals production through Oxiteno and storage services for liquid bulk through Ultracargo. Ultragaz is the leader in LPG distribution in Brazil with a 23% market share in 2010 and one of the largest independent LPG distributors in the world in terms of volume sold. We deliver LPG to an estimated 10 million households using our own vehicle fleet and our network of more than 4,000 independent retailers. Ipiranga is the second largest fuel distributor in Brazil, with a network of 5,662 service stations and a 21% market share in 2010. Oxiteno is one of the largest producers of ethylene oxide and its main derivatives in Latin America, a major producer of specialty chemicals and the sole producer of fatty-alcohols and related by-products in Latin America. Oxiteno has nine industrial units in Brazil, Mexico and Venezuela and commercial offices in the United States, Argentina, and Belgium. Ultracargo is the largest provider of storage for liquid bulk in Brazil, with seven terminals and storage capacity of 638 thousand cubic meters as of December 31, 2010 .

The following chart simplifies our organizational structure as of December 31, 2010, showing our principal business units. For more detailed information about our current organizational structure, see “Item 4.C. Information on the Company — Organizational Structure”.

Our Strengths

Leading market positions across businesses

Ultragaz is the largest LPG distributor in Brazil. In 2010, Ultragaz’s national market share was 23%, serving approximately 10 million homes in the bottled segment and approximately 40 thousand customers in the bulk segment. For the year ended December 31, 2010, Ultragaz’s total volume of LPG sold was approximately 1.6 million tons.

Ipiranga is the second largest fuel distributor in Brazil with a 21% market share in 2010, and a network of 5,662 service stations as of December 31, 2010. In addition to the service stations, Ipiranga’s network has approximately 1.7 thousand convenience stores and Jet Oil stores. The acquisitions of Texaco and DNP strengthened Ipiranga’s competitiveness by increasing its operational scale, reinforcing its strategy of expansion to the North, Northeast and Midwest regions of Brazil, where the consumption growth rate has been above the national average and the market share of Ipiranga is lower than that in the South and Southeast in 2010. The implementation of Ipiranga’s business model in the acquired networks allowed it to offer a broader range of products and services, which benefits consumers and resellers. The volume of fuel sold by Ipiranga in 2010 was 20,150 thousand cubic meters.

Oxiteno is the largest producer of ethylene oxide and its principal derivatives in Latin America and is also a major producer of specialty chemicals. Our chemical operations supply a broad range of market segments, particularly crop protection chemicals, food, cosmetics, leather, detergents, packaging for beverages, thread and polyester filaments, brake fluids, petroleum and coatings. For the year ended December 31, 2010, Oxiteno sold 684 thousand tons of chemical products. In Brazil, Oxiteno competes principally against imports.

Ultracargo is the largest provider of storage for liquid bulk in Brazil, with seven terminals and storage capacity of approximately 638,000 cubic meters as of December 31, 2010. In 2010, Ultracargo accounted for approximately 75% of all tank capacity for liquids at the Aratu terminal in the State of Bahia, which serves South America’s largest petrochemical complex.

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

Flexibility across the petrochemical cycle

Oxiteno is the largest producer of ethylene oxide and its principal derivatives in Latin America. Approximately 97% of its ethylene oxide production was used internally in the production of ethylene oxide derivatives in 2010, which can be classified in two groups: specialty and commodity chemicals. Oxiteno is a major producer of specialty chemicals, which have traditionally higher margins and less exposure to petrochemical cycles than commodity chemicals. Oxiteno has also been heavily investing in the development of products derived from renewable raw materials, such as those produced at the oleochemicals unit, reducing its dependence on oil-based feedstock and expanding its product portfolio.

Cost-efficient operations

Oxiteno’s operations have a high degree of production efficiency derived from a scale that we believe is similar to that of the largest producers in the world. Ultragaz has significant market presence in densely populated areas, which allows it to operate its filling plants and distribution system with a high level of capacity utilization and efficiency. Ipiranga also has a significant market presence in the South and Southeast regions of Brazil, which allows it to operate its extensive network of primary and secondary storage terminals and its distribution system in a cost-efficient manner. After the consolidation of Texaco and DNP, the increased scale of Ipiranga allowed improved efficiency and competitiveness in the distribution and sales processes, dilution of advertising, marketing and new product development expenses, and gains from economies of scale in administrative functions.

Strong operational track record

Our business has exhibited a solid operational track record. Our adjusted EBITDA presented an average compound annual growth of 21% from 1998 to 2010, in spite of the overall macroeconomic volatility in Brazil during this same period. Our adjusted EBITDA is used to provide a measure of assessing the company’s ability to generate cash from its operations. See “Item 3.A. Key Information — Selected Consolidated Financial Data” for more information about adjusted EBITDA. Our net income (including income attributable to minority shareholders) presented average compound annual growth of 27% from 1998 to 2010.

Experienced management team

We are led by a strong and experienced management team with a proven track record in the LPG and fuel distribution, petrochemical and specialized logistics industries. Our senior management team possesses an average of more than 22 years of experience in the company and its subsidiaries.

Alignment of interests

Ultrapar’s main executives are relevant shareholders of Ultrapar and have variable compensation linked to performance and value generation to shareholders measured by the Economic Value Added (EVA®) growth targets. Moreover, Ultrapar has consistently implemented improvements in corporate governance, such as being the first Brazilian company to grant 100% tag along right to all its shareholders, the separation of the roles of Executive Officer and Chairman of the Board of Directors and the constant and transparent interaction with the capital market, also being a founding member of the Latin American Corporate Governance Roundtable Companies Circle, a group dedicated to promote the corporate governance in Latin America.

The New Bylaws of Ultrapar include provisions further aligning our shareholders’ interests, including by providing for a single class and type of shares, all of which have identical voting rights, allowing our shareholders to actively participate in the decisions of the shareholders’ meeting, without any limitation on voting rights, special treatment to current shareholders, required public tender offers for prices greater than the acquisition price of a controlling interest or any other poison pill provisions.

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

Increase market share in fuel distribution

We intend to benefit from a generally favorable outlook in the fuel distribution market as a result of an increasing vehicle fleet in Brazil. Our sales strategy is to increase Ipiranga’s market share by converting unbranded stations to Ipiranga’s brand and to increase our scale in the Midwest, Northeast and North regions of Brazil, where we have lower market share and the consumption growth is higher than the national average, given the lower car penetration and faster-growing household income in these regions.

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

Enhance retail network

We intend to continue expanding Ipiranga’s sources of non-fuel income by creating new products and expanding our services, such as convenience store sales, lubricant-changing services, car maintenance services, credit cards, the sale of car-related products in the fuel service stations and some 40 thousand items available in our e-commerce website Ipirangashop.com.

In 2009, Ipiranga launched two initiatives aiming at strengthening Ipiranga’s brand recognition: (i) Km de Vantagens, a pioneer customer loyalty program in the fuel industry that awards points in connection with purchase of products and services at Ipiranga’s network and allows customers to exchange such points for discounts, products or services provided by Ipiranga and its partners, and (ii) Jet Oil Motos, a specialized lubricant-changing service for motorcycles in Brazil.

In 2010, as part of its differentiation strategy, Ipiranga opened bakeries within its am/pm stores and became Brazil’s largest bakery franchise chain. Over the year, it developed a new image, further strengthening the perception of being a convenience center always close to its consumer. In addition, Ipiranga increased its strategic partnerships to broaden the scope of the Km de Vantagens loyalty program and, accordingly, the benefits for its clients and resellers, including partners in the areas of entertainment, tourism and magazines, among others. The Km de Vantagens reached over 5.5 million clients by the end of 2010.

Invest in niche segments for LPG distribution

Ultragaz is strengthening its presence in the North and Northeast regions of Brazil by focusing on expanding to states, such as Pará and Maranhão, where it did not use to have significant operations and where LPG consumption is growing faster than Brazil’s national average rate. Ultragaz also expanded its portfolio by selling the propellant (Dymethyl-ether) DME, which was sold in Brazil exclusively through imports. Following its strategy of growing in niche markets, Ultragaz expanded in 2010 its participation in the use of LPG for localized heating, such as pre-heating of industrial furnaces, especially in steel and metallurgical plants.

Expand capacity at Oxiteno

We intend to maintain Oxiteno’s production capacity ahead of demand in Brazil. We also plan to continue our efforts to apply the best global practices to Oxiteno’s plants and production processes with a view to remain technologically competitive.

Continue to enhance product mix at Oxiteno

We increased Oxiteno’s capacity to produce a variety of value-added ethylene oxide derivatives and other specialty chemicals in order to optimize its sales mix across petrochemical cycles. Oxiteno’s investments in research and development have resulted in the introduction of 41 new products during the last three years. Oxiteno will continue to invest in research and development focused on developing new products to meet clients’ needs. In addition, we intend to focus Oxiteno’s sales in the Brazilian market, which allows us to have higher margins.

Maintain financial strength

We seek to maintain a sound financial position to allow us to pursue investment opportunities and enhance our shareholders’ return on their investment in our company. Our net debt position for the year ended December 31, 2010 was R$2,176 million, representing a 1.2 times net debt to adjusted EBITDA ratio. We have been consistently distributing dividends to our shareholders. During the five years ended December 31, 2010, we have declared yearly dividends representing an average of approximately 65% of our net income.

Continue to grow our businesses

Our principal corporate goal is to enhance shareholder value and strengthen our market presence by growing our business. Historically, we have grown our business organically and through acquisitions, such as the acquisitions of Ipiranga, União Terminais, Texaco and DNP, and we intend to continue this strategy.

We have also made several investments in the expansion of our existing operations. In Oxiteno, in the last four years, we invested in the expansion of our production capacity focusing on specialty chemicals. In Ipiranga, organic investments were mainly directed to the expansion of our resellers network. In Ultracargo, we started in 2010 a new expansion plan to increase the capacity of our terminals in Suape, Santos and Aratu. We constantly analyze acquisition opportunities in the segments in which we operate and in complementary segments that could add value to our company.

Key Financial Information

The table below sets forth certain financial information for us and our principal businesses:

	Year ended December 31,
	IFRS
	2010	2009
	(in millions of Reais)
Net sales and services(1)
Ultrapar	42,481.7	36,097.1
Ultragaz	3,661.3	3,441.0
Ipiranga	36,483.5	30,485.8
Oxiteno	2,083.0	1,915.8
Ultracargo	293.3	336.6
Adjusted EBITDA(2)
Ultrapar	1,776.3	1,430.4
Ultragaz	307.4	281.2
Ipiranga	1,073.4	829.9
Oxiteno	241.2	170.7
Ultracargo	111.5	104.5
Net income attributable to Ultrapar’s shareholders	765.3	437.1
Net cash (debt)(3)
Ultrapar	(2,175.7)	(2,131.8)
(1)	Segment information for Ultragaz, Ipiranga, Oxiteno and Ultracargo is presented on an unconsolidated basis. See “Presentation of Financial Information” for more information.
(2)	See footnote 6 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for a more complete discussion of adjusted EBITDA and its reconciliation to information in our financial statements.
(3)	See footnote 7 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for a more complete discussion of net cash (debt) and its reconciliation to information in our financial statements.

Distribution of Liquefied Petroleum Gas

Industry and Regulatory Overview

Liquefied petroleum gas (LPG) is a fuel derived from the oil and natural gas refining process. In Brazil, approximately 80% of local demand in 2010 was produced in local refineries and the remaining 20% was imported. LPG has the following primary uses in Brazil:

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

Currently, the LPG distribution industry in Brazil consists of 17 LPG distribution companies or groups of companies, and is regulated by the ANP. The LPG distribution industry includes purchasing nearly all its LPG requirements from Petrobras, filling LPG bottles and bulk delivery trucks at filling stations, selling LPG to dealers and end users, controlling product quality and providing technical assistance to LPG consumers. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Industry and Regulatory Overview — The role of the ANP”. LPG produced by Petrobras, which represented approximately 80% of total LPG sold in Brazil in 2010, is transported in pipelines and by trucks from Petrobras’ production and storage facilities to filling stations maintained by LPG distributors. The balance is imported by Petrobras into Brazil and stored in large storage facilities maintained by Petrobras. The imported LPG is then transported from the storage facilities by pipeline and truck to the LPG distributors’ filling stations.

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

The role of the Brazilian government. The Brazilian government historically regulated the sale and distribution of LPG in Brazil. The period from 1960 to 1990 was characterized by heavy governmental regulation, including price controls, regulation of the geographical areas in which each LPG distributor could operate, regulation of the services offered by distributors and governmental quotas for the LPG sold by distributors, thus restricting the growth of larger LPG distributors. In 1990, the Brazilian government started a deregulation process of the LPG market. This process included easing the requirements for the entry into the market of new distribution companies, reducing certain administrative burdens and removing restrictions on the areas in which distributors could conduct their business and on sales quotas. There are currently no restrictions on foreign ownership of LPG companies in Brazil.

Since 2001, distributors have been allowed to freely establish retail prices, which were previously set by the Brazilian government. Until the end of 2001, the LPG refinery price charged by Petrobras to all LPG distributors was determined by the Brazilian government and was the same for all LPG distributors in all regions of Brazil. Historically, refinery prices have been subsidized by the Brazilian government. In 2002, the Brazilian government abolished subsidies to refinery prices and, from January 2002, Petrobras started to freely price LPG in the domestic market, adopting the international price plus surcharges as its benchmark. However, the Petrobras refinery price of LPG is still subject to the Brazilian government influence when the government deems appropriate. Prices of LPG in Reais remained unchanged from May 2003 to December 2007. In 2008, Petrobras increased the LPG refinery price for commercial and industrial usage by 15% in January, an additional 10% in April and 6% in July. In February 2009, Petrobras reduced the LPG refinery price for commercial and industrial usage by 5%. In January 2010, Petrobras increased the LPG refinery price for commercial and industrial usage by 6%. In 2010, Petrobras’ average refinery price was approximately US$563 per ton, compared with the average international price of US$622 per ton. LPG refinery prices for residential use have remained unchanged since 2003.

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

In November 1995, Petrobras’ monopoly was removed from the federal constitution by a constitutional amendment approved by the Brazilian Congress. According to this amendment, other state and private companies would be able to compete with Petrobras in virtually all fields in which Petrobras operated. This amendment was implemented through Law No. 9,478, dated August 6, 1997, which effectively allowed Petrobras’ monopoly to continue for a maximum period of three years. Law No. 9,478, also known as Lei do Petróleo, prescribed that the termination of Petrobras’ monopoly would be accompanied by the deregulation of prices for oil, gas and oil products, and created a new regulatory agency, the ANP, to oversee oil-related activities. However, in practice, Petrobras still remains the sole LPG supplier in Brazil, even though there are no legal restrictions to the operation of other suppliers or to imports.

On June 25, 2004, Petrobras entered the LPG distribution market in Brazil through the acquisition of Liquigás, one of the main players in the market.

With the discovery of the pre-salt reservoirs, the Brazilian government adopted a series of measures in the regulatory environment, establishing a new legal framework for the oil industry, which may result in a series of regulations, such as production-sharing and concession contracts, among others. This discovery may bring a new scenario for the sector, creating major investments and adaptations in infrastructure such as new refineries, highways, pipelines, platforms, ports and ships, among others.

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

Ultragaz itself was required to requalify 13.8 million bottles before November 2006 and an additional 10.7 million bottles by November 2011. In 2010, Ultragaz requalified 2.3 million bottles and in 2011, Ultragaz expects to requalify approximately 2.5 million bottles.

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

Distributors are also subject to federal, state and local laws and regulations that prescribe occupational health and safety standards. In accordance with such laws and regulations, it is mandatory for distributors to prepare reports on their occupational health and safety records on an annual basis to the local office of the Ministry of Labor in each of the states in which they operate. In addition, they are also subject to all federal, state and local governmental regulation and supervision generally applicable to companies doing business in Brazil, including labor laws, social security laws and consumer protection laws.

Ultragaz

We distribute LPG through Ultragaz. Founded in 1937, we were the first LPG distributor in Brazil. At that time, Brazilians used wood stoves and, to a lesser extent, alcohol, kerosene and coal stoves. Ultragaz was the leading company by sales volume in the Brazilian LPG market as of December 31, 2010.

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

In August 2003, Ultragaz acquired Shell Gás, Royal Dutch Shell’s LPG operations in Brazil, for a total price of R$170.6 million. Shell Gás had about a 4.5% market share in Brazilian LPG distribution, selling 287,400 tons of LPG in 2002. With this acquisition, Ultragaz became the national market leader in LPG, with a 24% share of the Brazilian market in 2003.

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

Markets and marketing. When Ultragaz began its operations, it served only the Southeast region of Brazil. Currently, Ultragaz is present in almost all of Brazil’s significant population centers. In the last three years, Ultragaz strengthened its presence in the North and Northeast of Brazil, selling LPG in the states of Pará and Maranhão, where it did not have significant operations and where LPG consumption has been growing faster than Brazil’s national average growth rate. Distribution of bottled LPG includes direct home delivery and retail stores, both carried out by Ultragaz or its dealership network mainly using 13 kg ANP approved bottles. In the case of Ultragaz, the bottles are painted blue, which we believe is an important element in recognizing the “Ultragaz” brand. Ultragaz’s operating margins for bottled LPG vary from region to region and reflect market share and the distribution channel in the region.

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

Distribution of bulk LPG is largely carried out through 190 kg storage tanks installed on its clients’ premises. Since 1997, Ultragaz operates small- and medium-sized bulk delivery facilities with bob-tail trucks, known together as UltraSystem, which deliver LPG in bulk to residential buildings, commercial and industrial clients. Ultragaz’s clients in the commercial sector include shopping centers, hotels, residential buildings, restaurants, laundries and hospitals. Ultragaz’s trucks supply clients’ stationary tanks using a system that is quick, safe and cost effective.

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

The table below shows Ultragaz’s sales of LPG to clients of bottled and bulk LPG:

	Year ended December 31,
Client category	2010	2009	2008(2)
	(in thousands of tons)
Bottled LPG
Residential delivery by Ultragaz / Ultragaz owned retail stores	61.7	77.8	77.9
Independent dealers(1)	1,053.3	1,036.2	1,028.1

Total bottled LPG	1,114.9	1,114.0	1,106.0
Total bulk LPG	493.3	475.1	495.0

Total tons delivered	1,608.3	1,589.1	1,601.0

(1)	Includes residential deliveries and distribution through retailers’ stores.
(2)	Ultragaz’s sales volume between the bottled and bulk segments from the first quarter of 2008 on were reclassified to reflect the current structure and management responsibility between geographies and segments.

Residential delivery has evolved during the last few years from primarily door-to-door to a primarily scheduled or phone-ordered delivery.

In 2008, Ultragaz was granted the Marketing Best award for the technological and marketing innovation of its Management and Planning System. The system supports company decisions regarding its marketing positioning through market share and competitiveness analysis using geoprocessing techniques, collecting regional information on the markets in which Ultragaz operates.

The LPG distribution is a very dynamic retail market where consumers’ habits change constantly, thus creating opportunities for the company. In order to follow market developments and differentiate itself from competitors, Ultragaz has developed and enhanced sales channels and payment methods. In the last decade, the company expanded the participation of Disk Gás (sale of LPG bottles by telephone) and online ordering and introduced bottle ordering by mobile phone messages. These initiatives provide customers with greater convenience, add further value and generate logistic optimization to Ultragaz. The same principles are extended to the bulk segment, in which Ultragaz is a pioneer and has a leading position, and where it has been developing new usages for its products, such as localized heating for the ignition of industrial furnaces, mainly in iron and steel industries. Ultragaz also began offering a new product in 2009, the synthetic natural gas (SNG), which is a mixture of LPG and compressed air, features that make it an alternative or supplement for companies located in areas supplied with natural gas. Also aiming to follow the consumption trends in the bulk segment, Ultragaz intensified its unique account billing service in residential condominiums, through which it provides individual gas bills.

In order to differentiate itself from its competitors, Ultragaz has been implementing initiatives directed to the end consumer and brand promotion. As part of these initiatives Ultragaz developed programs like Ultragaz na sua rua (“Ultragaz in your street”) and Carreta Ultragaz, both aimed to increase interaction and proximity to customers through distribution of souvenirs and brochures containing safety tips and relevant information on LPG, cultural contests, culinary courses, and handicraft work courses as an alternative source of income, among others. Through its new brand positioning, Ultragaz also created “Ultragaz — especialista no que faz” (“Ultragaz — the specialist”), reinforcing the features of quality and differentiation of its products and services offered in a nationwide marketing campaign through magazines and radio advertisements. Another initiative to increase the proximity to consumers and promote the cultural encouragement among the low-income population is the Ultragaz Cultural. Ultragaz Cultural is a movie theatre adapted to a wagon that travels throughout several cities exhibiting movies. This program, launched in 2000, traveled to 37 cities in 2010, totaling approximately 370 exhibitions.

Distribution infrastructure. Ultragaz’s distribution strategy includes having its own distribution infrastructure, since it believes proximity to customers is a significant factor in successful distribution and sales strategies. The services associated with Ultragaz’s home deliveries strongly influence the ranking of the “Ultragaz” brand name in the bottled market. Ultragaz seeks to expand its home delivery services, including faster delivery, quality and comfort for its customers, having delivery personnel that provide safety recommendations to household customers. For both bottled and bulk LPG, deliveries are made by employees wearing Ultragaz uniforms and driving vehicles with Ultragaz’s logo.

Ultragaz delivers bottled LPG using a distribution network, which in 2010 included 59 points of sales, and more than 4,000 independent dealers. In 2010, Ultragaz had a fleet of 356 vehicles for the delivery of gas bottles and 267 for bulk delivery. Ultragaz also maintains a call center which centralizes all LPG bottle orders made through phone calls.

Bottled sales capacity derives from the number of bottles bearing Ultragaz’s brands. Ultragaz estimates that, as of December 31, 2010, there were approximately 21 million 13kg bottles stamped with Ultragaz’s brands in the market.

Independent dealers. Ultragaz’s independent distribution network ranges from large dealers, which carry out extensive home delivery, to single retail stores, which sell small quantities of LPG bottles. Until the enactment of ANP Rule 297 on November 18, 2003, independent dealers needed only to be registered with ANP for the sale of LPG bottles. No licenses were required except for those required by the fire department and the municipal authorities. Rule 297 established that the independent dealers must be registered with ANP and comply with a list of prerequisites contained in such rule, as well as those required by law for the storage of bottles up to 90 kg. Also, each municipality sets forth its own safety regulations applicable to stores that sell LPG, including a minimum distance from certain locations, such as schools. For the year ended December 31, 2010, approximately 94% of Ultragaz’s bottled LPG sales were made through independent dealers. The agreements entered into between Ultragaz and independent dealers require the use of the Ultragaz brand and the display of the Ultragaz logo in the delivery vehicles and on the uniforms worn by delivery personnel. Proprietary rights in the trademark and logo are retained by Ultragaz and are duly registered with the National Institute of Industrial Property (INPI — Instituto Nacional de Propriedade Industrial). All contracted dealers are Ultragaz’s exclusive representatives. Under the terms of the respective contracts, each dealer agrees not to deliver non-Ultragaz LPG bottles.

In order to strengthen the relationship with its network of independent dealers, Ultragaz has created Project SOMAR (Marketing Solutions Applied to Independent Dealers), as part of which it recommends changes to dealers’ operating procedures, helps to improve the efficiency of their operations and encourages their adoption of best practices.

In order to improve the efficiency of its network of independent dealers, other reseller relationship programs were implemented aiming at establishing guidelines of the market best practices for its network focusing on operational excellence. The main initiative carried out in 2009 was Academia de Revendedores (Resellers Academy), which included the training programs Formação em Gestão de Revendas (Reseller Management Education) and O especialista em atendimento (The specialist in serving). These programs seek to provide its resellers and their employees with critical skills to ensure an effective management in the LPG retail market and strengthen the qualification of its resellers network.

In 2010, Ultragaz has continued these training programs, including the Programa de Qualificação de Revendas (Reseller Qualification Program), which seeks to standardize Ultragaz’s resellers’ best management practices, including brand standardization, management quality, and strict compliance with the laws applicable to the industry. Through an assessment process, resellers are classified into categories (blue diamond, diamond, golden and opportunity), allowing the participants to check their performance compared to Ultragaz’s excellence standards and encouraging constant improvement. In 2010, over three thousand resellers participated in the program – a significant increase compared to 2008, when the program began with more than 700 resellers evaluated. Out of the resellers that participated in the program in 2010, 228 qualified as blue diamond, a 109% increase over 2009, indicating an improvement in the quality of the resellers network last year. Ultragaz believes that improving the efficiency of independent resellers is a key factor for improving the profitability of the entire chain.

Distribution channels to bulk consumers. Large bulk distribution, classified by Ultragaz as consumption of more than five tons per month and constituted almost exclusively of industrial users, is made by tanker trucks that deliver the LPG directly to the storage tanks located at the customers’ premises. Small bulk distribution, classified by Ultragaz as consumption under five tons per month and comprised of residential buildings and commercial users, and smaller industrial users, is made primarily by bob-tail trucks. Ultragaz uses the UltraSystem trade name in connection with its small bulk distribution through bob-tail trucks. Ultragaz makes bulk sales directly to customers using its own fleet and transportation provided by third-party transportation companies.

Payment terms. Ultragaz’s sales through its retail stores and through home delivery are made mainly on a cash basis. Ultragaz’s sales to independent dealers and to industrial and commercial users have payment terms of 20 days on average.

Bottle swapping centers. Pursuant to the Self-Regulatory Code, established in 1996 and approved by ANP, the LPG distributors have established nine operating swapping centers to facilitate the return of the bottles to the appropriate distributor. Under the Self-Regulatory Code, while LPG distributors may pick up any empty LPG bottles tendered by customers in exchange for full LPG bottles, whether or not such empty bottles were put in circulation by that distributor, after October 1997, LPG distributors were not permitted to refill third-party bottles. Accordingly, LPG distributors may deliver third-party bottles to a swapping center where such bottles may be exchanged for bottles placed in circulation by such LPG distributor. The swapping centers currently charge a fee of R$0.27 per exchanged LPG bottle. In areas where only one LPG distributor has a sizable market share, it is customary to use the facilities of that distributor as an unofficial swapping center.

Requalification of bottles. The useful life of a bottle varies depending on a number of factors, the most important of which are the extent to which the bottle has been exposed to corrosion from the atmosphere and whether the bottle has been damaged. The Self-Regulatory Code provides that all bottles must be requalified after their first 15 years of use, and every ten years thereafter. Each bottle is visually inspected for damage and corrosion to determine if it can be requalified or if it should be scrapped. In the case of bottles which pass the quality and safety checks, several procedures are followed before the bottles are stamped with the year of requalification and the next term in which they are due for requalification.

Supply of LPG. Currently, Ultragaz and all other LPG distributors in Brazil purchase all or nearly all LPG from Petrobras. Ultragaz has a formal contract with Petrobras for the supply of LPG. The procedures for ordering and purchasing LPG from Petrobras are generally common to all LPG distributors, including Ultragaz, which basically consist of sending an estimate of our needs to Petrobras four months in advance and a more precise estimate of our needs one month in advance. There have been no significant interruptions in the supply of LPG by Petrobras to the distributors since an interruption in 1995 due to a 15-day strike by Petrobras employees.

Petrobras freely prices LPG in the domestic market, adopting the international price plus surcharges as its benchmark. However, the Petrobras refinery price of LPG is subject to the Brazilian government influence when the government deems appropriate. Prices of LPG in Reais remained unchanged from May 2003 to December 2007. In 2008, Petrobras increased the LPG refinery price for commercial and industrial usage by 15% in January, an additional 10% in April and 6% in July. In February 2009, Petrobras reduced the LPG refinery price for commercial and industrial usage by 5%. In January 2010, Petrobras increased the LPG refinery price for commercial and industrial usage by 6%. In 2010, Petrobras’ average refinery price was approximately US$563 per ton compared with the average international price of US$622 per ton. LPG refinery prices for residential use have remained unchanged since 2003. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Industry and Regulatory Overview — The role of the Brazilian government”.

Storage of LPG. On December 31, 2010, Ultragaz’s storage capacity was approximately 19 thousand tons, including Utingás’ storage capacity. Based on its 2010 average LPG sales, Ultragaz could store approximately three days of LPG supply. Petrobras maintains approximately two days of LPG supply at its refineries and other facilities. Accordingly, an interruption in the production of LPG may result in shortages, such as the one that occurred during the Petrobras strike in 1995.

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

Competition. Ultragaz’s main competitors are:

•

SHV Gas, formed by the merger of Minasgás S.A. and Supergasbrás S.A. and controlled by SHV Energy, a major multinational LPG distributor, which operates through its two separate brands, Minasgás and Supergasbrás;

•	Liquigás, which was acquired by Petrobras in June 2004 from the ENI Group and has been operating in the Brazilian LPG distribution sector for more than 40 years; and

•	Nacional Gás, a Brazilian LPG distributor which has been present in the market for more than 45 years.

The following table sets forth the market share of Ultragaz and its competitors:

	Year ended December 31,
LPG Distributor	2010	2009	2008
Ultragaz	23.2%	23.7%	23.6%
Liquigás	22.3%	22.3%	22.2%
SHV Gas	22.1%	22.1%	22.9%
Nacional Gás	18.7%	18.6%	18.3%
Others	13.8%	13.3%	13.0%

Total	100.0%	100.0%	100.0%

Prior to 1990, the Brazilian government specified the areas in which LPG distributors were permitted to operate and each LPG distributor was allocated a limit in its LPG sales for each Brazilian geographic region in which it operated. These limits impacted the growth of larger LPG distributors and limited competition among LPG distributors. These restrictions were removed as part of the deregulation process, resulting in a substantial increase in competition among domestic LPG distributors.

Considering that the bottled market for LPG is a mature market with relatively low consumption growth, the competition is largely based upon attempts by LPG distributors to increase market share at the expense of their competitors. LPG distributors in the bottled market compete primarily on brand awareness and reliability of delivery and the service provided to customers. Ultragaz believes that it is competitive in these aspects. Since per capita consumption is small, low distribution cost is the critical factor in dictating profitability. Therefore, LPG distributors largely compete on the basis of efficiencies in distribution and delivery as all LPG distributors currently purchase nearly all of their LPG requirements from Petrobras, and as Petrobras’ refinery price charged to the distributors is the same to all LPG distributors. Ultragaz’s principal markets, including the cities of São Paulo, Salvador and Recife, contain heavy concentration of residential consumers and therefore distribution to this market can be carried out with great economies of scale resulting in lower distribution costs to Ultragaz. Additionally, Ultragaz enjoys low bulk LPG distribution costs through UltraSystem.

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

In 2006, the Brazilian LPG market grew by 1%, substantially as a result of the intensification by the Brazilian government of social programs, which contributed to an increase in Brazilians’ average income. Additionally, the nationalization of the natural gas reserves in Bolivia generated uncertainties related to the natural gas supply from Bolivia to Brazil. The same factors that were present in the market in 2006, combined with a 5.4% growth in GDP, led to a 2.6% growth in the Brazilian LPG market in 2007. In 2008, the 5.1% GDP growth contributed to the 2.5% increase in the LPG market, mainly concentrated in the first nine months of the year, before the worsening of the global financial crisis. In 2009, given the economic downturn seen particularly in the first half of 2009, Brazilian LPG market decreased by 1% compared to 2008, mostly driven by the bulk segment, which decreased 4% compared to 2008. The volume of the bottled segment remained flat, given its resilient nature as an essential good. In 2010, the Brazilian LPG market increased by 3.7% compared to 2009, mainly as a result of the growth in the bulk segment, driven by the stronger economy.

The following graph shows LPG sales volume for the Brazilian market and Ultragaz for the periods indicated:

Source: Sindigás (volume for 2009 and 2010 according to ANP)

Income tax exemption status. Pursuant to legislation which provides tax relief for industries located in the northeast region of Brazil, Ultragaz benefits from a 75% income tax reduction at the Caucaia, Mataripe, Aracaju and Suape filling plants, expiring in 2012, 2013, 2017 and 2018, respectively. Income tax exemptions amounted to R$8.4 million and R$6.8 million for the years ended December 31, 2010 and 2009 respectively. We cannot guarantee that there will be no amendments to the current tax legislation. For further information see Note 9(c) to our consolidated financial statements.

Quality. We were the first Brazilian LPG distributor to receive ISO (International Standards Organization) certification for excellence in quality management. We were also the first LPG distributor in Brazil to be awarded with Prêmio Paulista de Qualidade, a well recognized quality award in Brazil.

Fuel Distribution

Industry and Regulatory Overview

The Brazilian fuels market comprises the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene and natural gas for vehicles (NGV). In 2010, diesel represented 48% of the fuels distributed in Brazil, followed by gasoline, ethanol, fuel oils, NGV, lubricants and greases, and kerosene, each of which represented 29%, 14%, 5%, 2%, 1% and 0.02%, respectively.

Growth in the fuel distribution sector has been directly influenced by GDP growth rates and size of light vehicle fleet. GDP growth is the main driver for diesel volume, given that diesel in Brazil is highly used for buses, trucks and agricultural engines. The size of the light vehicle fleet influences the growth in the combined volumes of gasoline, ethanol and NGV, which are basically used for light vehicle. The growth in the size of the car fleet in turn, is highly correlated with credit availability and disposable income. Since 2005, the Brazilian economy has been passing through a structural change with the creation of a well-established credit market for consumer goods. Credit in Brazil in December 2010 reached 46% of GDP, compared to 45% in 2009, 41% in December 2008, 35% in December 2007 and 31% in December 2006, which, combined with an increase in disposable income in Brazil, has had a positive effect on the sales of vehicles.

According to ANFAVEA, the number of new light vehicles registered in Brazil increased by 11% to 3.3 million in 2010 compared to 2009, mainly as a result of the increased disposable income and credit availability. Among the total vehicles sold in 2010, including trucks and buses, 82% were flex-fuel vehicles, which have engines adapted to function using either gasoline or ethanol, or by any combination of the two, 8% were gasoline-only fueled vehicles and the remaining 10% were powered by diesel. Since the launching of flex-fuel vehicles in Brazil in 2003, 12.5 million flex-fuel cars were sold in Brazil.

Moreover, recent changes to legislation and inspection in the fuel distribution sector have helped to progressively curb unfair competition, creating a level playing field. These improvements should benefit the formal market by capturing the volume from the grey market.

According to ANP, the distribution of fuels is made mainly through three channels as follows:

•	Service stations (77% of the market in 2010), which serve final retail consumers;

•	Large consumers (17% of the market in 2010), mainly industries and fleets; and

•	Retail - wholesale resellers — TRR (6% of the market in 2010), specialized resellers that distribute diesel to medium and small volume end-users.

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

All gasoline sold in Brazil must contain a certain proportion of anhydrous ethanol that can vary from 18% to 25% anhydrous ethanol. As of December 31, 2010, the level established by the Brazilian Minister of Agriculture was 25%. Gasoline “A”, as it is known in its unmixed form, is mixed with anhydrous ethanol at primary storage terminals or at secondary storage terminals. Gasoline

“A,” mixed with anhydrous ethanol, forms gasoline “C,” which is delivered directly to service stations and large consumers by truck. Since January 2008, under the Biodiesel Program, distributors have been required to include 2% of biodiesel in the volume of diesel sold, in order to reduce greenhouse gas emissions. In addition, this program has also the social purpose of encouraging and developing small agriculture producers of biodiesel raw materials. On July 1, 2008 and 2009, the biodiesel mix requirement was increased to 3% and to a further 4%, respectively. Since January 1, 2010, the biodiesel mix requirement is 5%.

As of December 31, 2010, there were 210 fuel distributors authorized by ANP to operate in Brazil.

Supply. Petrobras is currently the only relevant supplier of oil derivatives in Brazil. There are currently 16 oil refineries in Brazil, of which Petrobras owns 12. Brazil’s total refining capacity in 2009, the last information available, was 333 thousand cubic meters per day, of which Petrobras accounted for 98%. Brazilian refineries are located predominantly in the South and Southeast regions of Brazil. The overall product yield for these refineries in 2010 was 39% diesel, 20% gasoline, 13% fuel oil, 7% LPG and 21% other products, including naphtha.

Ethanol is purchased from various producers. In 2010, there were more than 400 distilleries in Brazil, which produced approximately 28 million cubic meters of ethanol, 30% of which was anhydrous ethanol and the rest of which was hydrated ethanol. Brazil’s supply of anhydrous and hydrated ethanol is seasonal and depends on the sugarcane harvest. In 2010, 93% of such supply came from Central and Southern Brazil and the remainder of which came from Northern Brazil.

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

The role of the Brazilian government. The Brazilian government has historically regulated the pricing of oil and oil-derivative products, ethanol, natural gas and electric energy. From 1990 onwards, the Brazilian oil and gas sector has been significantly deregulated. Until the adoption of the Law No. 9,478 in 1997, the Brazilian government maintained strict control over the prices that could be charged by (i) refineries to distributors, (ii) distributors to service stations and other channels and (iii) service stations to end-users.

Currently there is no legislation or regulation in force giving the Brazilian government power to set oil-derivative and ethanol fuel prices. However, given that Petrobras is a state-controlled company and the dominant supplier in this market, prices of oil-derivative fuels are still subject to indirect government influence, resulting in potential differences between international prices and domestic oil-derivative prices. Until 2005, the prices of certain oil-derivative products, especially gasoline and diesel, were periodically updated by Petrobras to minimize the differences between prices practiced in Brazil and in the international markets. From September 2005 to May 2008, gasoline and diesel prices remained unchanged. In May 2008, Petrobras increased diesel and gasoline prices by 15% and 10%, respectively, in order to adjust internal prices for the successive increases in international oil prices. In order to minimize the effects of the increase in oil-derivative fuels on the inflation rate, the Brazilian government simultaneously announced a reduction in CIDE tax from R$0.28 per liter to R$0.18 per liter for gasoline and from R$0.07 per liter to R$0.03 per liter for diesel. As a result of CIDE’s reductions, the increase in the prices charged to the distributors was 9% for diesel and the price remained unchanged for gasoline, as CIDE’s reduction compensated such increase. However, with the worsening of the global financial crisis and the consequent slowdown in the global economy, prices of commodities fell sharply, including oil prices. As a consequence, prices of gasoline and diesel in international markets as of December 31, 2008, were lower than those in Brazil.

In June 2009, Petrobras reduced diesel and gasoline prices by 15% and 4.5%, respectively. The Brazilian government simultaneously announced an increase in CIDE tax from R$0.18 per liter to R$0.23 per liter for gasoline and from R$0.03 per liter to R$0.07 per liter for diesel. As a result of the increases of CIDE, the decrease in the prices charged to the distributors was 10% for diesel and the price remained unchanged for gasoline, as the increase of CIDE compensated such reduction. In late 2009, the increase in sugar prices in the international market associated with the inter-harvest season in Brazil resulted in a reduced availability of ethanol, pressuring ethanol prices up. In order to balance the availability of ethanol during this period, the Brazilian government reduced the proportion of anhydrous ethanol mixed to gasoline from 25% to 20% from February 1, 2010 to May 1, 2010, offsetting the effects of the reduced proportion of anhydrous ethanol in gasoline prices through the decrease in CIDE tax on gasoline from R$0.23 per liter to R$0.15 per liter during this period. Since May 2, 2010, the proportion of anhydrous ethanol mixed to gasoline remained at 25%. In 2010, gasoline and diesel prices charged by Petrobras remained stable.

Ethanol prices are deregulated, being freely charged by the ethanol producers. In order to curb unfair competitive practices in the ethanol sales, some measures have been taken by the government, supported by Sindicom members. In April 2008, it became mandatory for fuel producers and distributors, as well as TRRs, to issue electronic tax invoices in all the states of Brazil. In addition, in June 2008 the government, through the Brazilian Congress, enacted the Law 11,727/08, based on the Provisional Measure 425 (Medida Provisória 425) which came into force in October 2008. Under this law two initiatives were imposed to prevent tax evasion: (i) increasing the proportion of collection of Social Integration Program Taxes (Programa de Integração Social - PIS) and

Contribution for the Financing of Social Security Taxes (Contribuição para o Financiamento da Seguridade Social - Cofins) at distilleries from 25% to 40%, which is currently in place and (ii) requiring distilleries to install flow meters (medidores de vazão) to control the output of ethanol, which is still awaiting the definition of certain technical aspects to be implemented. In 2009, ANP started to track sales of methanol. The blending of methanol with ethanol is an example of product adulteration practiced by certain distributors or gas station owners, mainly in the State of São Paulo.

In accordance with the publication of the Law No. 11,097 in January 13, 2005, the National Biodiesel Program (Programa Nacional de Biodiesel) was created. Since 2008, a certain amount of biodiesel has been required to be added to diesel. In addition, some changes were required in the distributors’ facilities, as well as the restructuring of its logistics. Currently, distributors must add 5% of biodiesel in diesel, according to ANP Resolution No. 4/2010.

The role of Petrobras. Since its establishment in 1953, Petrobras maintained a legal monopoly in the exploration, production, refining, importing and transporting of crude oil and oil products in Brazil and its continental waters. This monopoly was confirmed in Brazil’s federal constitution enacted in 1988. As a result, Petrobras has historically been the sole supplier of oil and oil-derivatives in Brazil.

In November 1995, Petrobras’ monopoly was removed from the federal constitution by a constitutional amendment approved by the Brazilian Congress. According to this amendment, other state and private companies are permitted to compete against Petrobras in virtually all fields in which Petrobras operates. This amendment was also reflected in Law No. 9,478, dated August 6, 1997, which limited Petrobras’ monopoly to a maximum period of three years. Law No. 9,478 prescribed that the termination of Petrobras’ monopoly would be accompanied by the deregulation of oil, gas and oil-derivative product prices, and created a new regulatory agency, the ANP, to oversee all oil-related activities. However, in practice, Petrobras still remains basically the sole oil-derivative supplier of oil and oil-related products, including naphtha, LPG and oil-derivative fuels in Brazil, even though there are no legal restrictions on the operations of other suppliers or to imports.

Since 1971, Petrobras has acted in the Brazilian fuel distribution market through its subsidiary BR. BR is the leader in the fuel distribution market, with market share of 34% in 2010, according to ANP.

With the discovery of the pre-salt reservoirs, the Brazilian government adopted a series of measures in the regulatory environment, establishing a new legal framework for the oil industry, which may result in a series of regulations, such as production-sharing and concession contracts, among others. This discovery may bring a new scenario for the sector, creating major investments and adaptations in infrastructure such as new refineries, highways, pipelines, platforms, ports and ships, among others.

The role of the ANP. The ANP is responsible for the control, supervision and implementation of the Brazilian government’s policies with respect to activities related to oil, natural gas and biofuels. The ANP regulates all aspects of the industry, from the exploration and/or production, transportation to the sale of these products, including product quality standards and to the minimum storage capacities required to be maintained by distributors with respect to oil and oil products in Brazil. Prior to 1999, there were no formal requirements imposed by the Brazilian government on the fuel distribution segment. Distributors were only required to register with the national department of fuels or the national Petroleum Agent or the National Agency prior to starting operations. On December 30, 1999, the ANP established through Resolution No. 202, a number of requirements, with which all distributors must comply. In order to operate in Brazil, a fuels distributor must be licensed with the ANP and must meet certain minimum operating requirements, including:

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

Fuel distribution for service stations and large consumers must be carried out only by a registered distributor. TRRs are allowed to trade only diesel, lubricants and grease to small-end consumers. Each distributor must provide the ANP with information regarding its contracted independent dealers on a monthly basis. The construction of storage facilities and approval for new retail sellers to operate is subject to the prior approval of the ANP. Service stations and storage facilities may only begin operations after ANP inspections.

Regulation. Distributors are prohibited from operating service stations, other than for training purposes or for the development and testing of new products and services, and therefore, service stations are operated by independent resellers. Three types of arrangements between distributors and service station operators are generally used in the fuels industry: (i) the distributor owns land, equipment and buildings for a service station that it leases to an operator, (ii) a third party owns land, leases it to a distributor who constructs a service station facility or makes improvements to an existing facility and leases the station to an operator and (iii) the operator or a third party owns the land and constructs a service station facility or makes improvements to an existing facility, which is typically financed by the distributor (the most common practice in Brazil). Agreements between distributors and operators of service stations are generally exclusive for a given period. In exchange for being an exclusive supplier, the operator is granted the right to operate under the distributor’s brand name. The agreement might also include provisions related to the leasing of pumps and tanks, layout standards, training, quality control, technical and financial support, marketing and advertising support and franchises for complementary services, such as convenience stores (am/pm) and lubricant servicing franchises (Jet Oil).

Sindicom represents the interests of major Brazilian fuel distributors, which controlled 77% of the Brazilian fuel market in 2010. Sindicom was formed in 1941 and its primary purpose is to promote uniform standards for industry regulation and to provide a forum in which members can discuss matters affecting the industry. Sindicom represents its members in discussions before federal and state governmental bodies and presents its members perspectives on relevant laws and regulations, including those relating to taxation, operations, industrial and occupational safety and environmental protection.

During the 1990s, when the process of deregulation began in the fuel distribution sector in Brazil, a number of parties entered the market with a business model based on cost advantages derived from anticompetitive practices through fuel adulteration and tax evasion, including (i) diluting gasoline by mixing solvents or adding anhydrous ethanol in an amount greater than the permitted by applicable law (anhydrous ethanol has its taxation incorporated into gasoline “A” and is historically cheaper than gasoline), (ii) non-payment of federal taxes on fuels, taxes on gross revenues and state value-added taxes and (iii) selling anhydrous ethanol mixed with water as hydrated ethanol. Such practices have enabled these players, all of them non-Sindicom distributors, to increase their market share by charging artificially lower prices also based on artificially lower costs. Sindicom distributors, including Ipiranga, have taken, individually and collectively, a number of actions targeted at reducing or eliminating the effects of these anticompetitive and illegal practices. Among the actions taken were: (i) significant interaction with the Brazilian judiciary, including holding seminars for judges and prosecutors concerning the problems facing the industry and directly participating in tax litigation involving distributors that are not Sindicom members, (ii) sponsorship of the development of a chemical coloring solvent that according to ANP Resolution Nº 36 must be added to anhydrous ethanol in order to prevent the addition of water (and later to be sold as hydrated ethanol), (iii) support of ANP resolution No. 5 that restricts the sale of hydrated ethanol by producers to distributors and prohibits sales by producers to resellers or end-consumers, (iv) supporting ANP resolution Nº 7 that forbids distributors to sell fuels to resellers operating under another brand, except for white-flag dealers, who operate without a brand, (v) contribution to the development of CODIF, a system that electronically controls the collection of value-added taxes on fuel sales, (vi) support in the implementation of electronic invoices at the federal level, concluded in 2008, (vii) support for ANP resolution nº 33, which established brand definition and the obligation of disclosing the origin of the fuels in order to inhibit certain distributors from using a fake brand (known as cloned stations) and (viii) the suggestion of several other measures, supported by ANP, including focusing the collection of PIS/COFINS - Social Integration Program Taxes and Contribution for the Financing of Social Security Taxes at distilleries and the installation of flow meters, which were included in Law 11,727/2008. As a result of these efforts, the more regulated market is leading to the weakening of the business model of lower prices based on artificially lower costs and unfair practices, creating a level playing field and increasing sales volume of the formal market. In 2010, 2009 and 2008, the share of ethanol volume sold by Sindicom members over the total market remained practically stable, representing approximately 60%.

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

Fuel distributors must obtain authorizations and/or licenses from federal, state and/or municipal environmental agencies and fire departments to implement and operate their facilities. They are required to develop programs to control air and water pollution and hazardous waste. Emergency plans for its plants and headquarters, involving communities, public companies and other private companies must also be implemented. Additionally, fuel distributors must also comply with laws from the Ministry of Labor, which prescribes occupational health and safety standards. To maintain a safe and healthy workplace, companies must carry out comprehensive occupational health and safety programs.

Fuels may be transported only under special conditions. In Brazil, transportation of dangerous products is regulated and the regulations cover all modes of transport.

Ipiranga

Ipiranga was founded in 1937 and is currently the largest private player in the Brazilian fuel distribution market, with approximately 21% market share and 5,662 service stations in 2010.

In 2010, Ipiranga distributed diesel, gasoline, ethanol, NGV, fuel oil, kerosene, lubricants and greases nationwide. In addition to a traditional fuel distribution business, Ipiranga has a significant and growing convenience store business, branded “am/pm,” as well as a lubricant servicing business, branded “Jet Oil”, and other related products and services.

Markets and marketing. Until March 2009, Ipiranga only operated in the South and Southeast regions of Brazil. After the acquisition of Texaco, Ipiranga became a nationwide distributor and started to operate in the Northeast, North and Midwest regions of Brazil, regions where the fuel consumption grows above the national average rate, given the lower car penetration and faster-growing household income compared to other regions. Under the terms of the Ipiranga Group Transaction Agreements, Petrobras has the exclusive right to use Ipiranga’s brand in the operating regions of the Northern Distribution Business for five years from the date of the acquisition of Ipiranga Group, expiring in April 2012. Until then, Ipiranga will operate with the Texaco brand in those regions. In November 2010, Ultrapar closed the acquisition of DNP, which distributes fuel in the states of Amazonas, Rondônia, Roraima, Acre, Pará and Mato Grosso through a network of 110 service stations, with 4% market share in the North region of Brazil in 2010. See “Item 4.A. Information on the Company — History and Development of the Company.”

Growth in the fuel distribution sector is directly influenced by GDP growth rates and by the size of car fleet. Vehicle sales in Brazil have been increasing at a fast pace due to higher disposable income and increased availability of credit in Brazil. In 2009, despite the 0.6% decrease in GDP, a record level of car sales was registered in Brazil, as a result of the government reduction in taxes levied on car sales to encourage an increase in demand in the sector, as well as higher credit availability during the second half of the year. In 2010, the automotive sector reached a new sales record, mainly as a result of the increased disposable income and credit availability. See “Item 5.D. Operating and Financial Review and Prospects — Trend Information”. See “Item 4.B. Information on the Company — Business Overview — Fuel Distribution — Industry and Regulatory Overview”. Furthermore, legislative changes and inspection in the fuel distribution sector occurred in the last years have progressively curbed unfair competition, creating a level playing field in the Brazilian distribution market. Overtime, these improvements should benefit the formal market by capturing the volume from the grey market.

In 2010, approximately 3.3 million new light vehicles were registered according to ANFAVEA, an increase of 11% from 2009, with flex fuel cars representing 86% of the vehicles registered in 2010. The total light vehicles fleet in Brazil as of December 31, 2009, according to the last available data, was 27.5 million, according to ANFAVEA. In 2010, the fuel volume sold by Ipiranga grew by 17% compared to 2009, with (i) the combined sales volume of gasoline, ethanol and NGV increasing by 16% driven by the consolidation of Texaco’s volume from the second quarter of 2009 onwards and the general growth in light vehicle fleet and (ii) diesel sales volume increasing by 19% in the period, as a result of the consolidation of Texaco from April 1, 2009 and the economic growth.

Ipiranga’s sales volume from its service station network accounted for 73% of its total sales in 2010. As of December 31, 2010, there were 5,662 service stations operating under the Ipiranga, Texaco and DNP brands, of which 791 had the land either owned by us or under a long term lease to us and 4,871 owned by third parties. In 2010, 86% of these service stations were located in urban, high population density areas, with the remaining 14% located in highways.

Distribution to large consumers represented 21% of Ipiranga’s sales in 2010. Ipiranga directly sold to 3,738 customers in 2010, including state and municipal governments, industries and cargo and passenger transportation fleet owners.

Ipiranga also sells diesel, lubricants, fuel oil and kerosene to 249 independent TRRs that redistribute these products to small and medium-sized companies throughout Brazil. Ipiranga’s TRR clients consist mostly of companies that have large fixed tanks at their facilities. These clients represented 7% of Ipiranga’s sales volume in 2010.

The relationship between Ipiranga and its clients is generally governed by exclusive supply contracts with terms ranging from 1 to 10 years. The types of contracts change according to the distribution channel. For service stations, contracts usually have longer terms (5 to 10 years) and may provide for the installation of pumps and tanks on the client’s premises and for the offering of financing and pre-payment discounts. Supply to large consumers and TRRs is rarely made under contracts. When contracts are entered into with these clients, the terms range from 1 to 3 years.

The table below shows Ipiranga’s sales by product:

	Year ended December 31,
	(in thousand cubic meters)
	2010	2009	2008
Client category
Diesel
Service station	5,524.9	4,605.7	3,100.4
Large consumers	4,178.7	3,592.5	3,097.0
Retail - wholesale resellers - TRR	1,328.4	1,078.5	846.4
Total Diesel	11,032.0	9,276.7	7,043.8

Gasoline	5,866.8	4,605.4	3,039.2
Ethanol	2,482.8	2,567.5	1,424.5
Others	768.6	764.3	567.2

Total volume sold	20,150.2	17,213.8	12,074.7

Distribution infrastructure. Ipiranga operated through 84 storage terminals as of December 31, 2010, that were strategically located to facilitate fast and economic delivery of its products. There are two types of facilities: primary storage terminals, generally located near the coast and major cities, which are supplied by refineries through pipelines, and secondary storage terminals, which are mainly located inland, and are supplied by primary terminals by railroad or through road transportation for locations not accessible by railroad. Ethanol is supplied to the terminals, by road. Ipiranga has its own fleet of trucks through its transportation company, Tropical, which was responsible for transportation of 56% of the volume of fuels sold by Ipiranga in 2010, with the remaining portion of the transportation provided by third parties.

Resellers. Ipiranga generally enters into three types of arrangements with resellers in which: (i) it owns land, equipment and buildings for a service station that it leases to an operator, (ii) a third party owns land, and leases it to Ipiranga and it constructs a service station facility or make improvements to an existing facility and leases the station to an operator and (iii) the operator or a third party owns the land and constructs a service station facility or makes improvements to an existing facility that is typically financed by Ipiranga. For all of these arrangements Ipiranga not only owns, but is also responsible for installing the storage tanks and service pumps at the service stations. Under the terms of the contracts and in accordance with applicable law, each reseller operating under Ipiranga’s brand must purchase fuels exclusively from us. For the year ended December 31, 2010, approximately 73% of Ipiranga’s volume sold was through resellers.

Ipiranga has created incentive programs over the years in order to strengthen brand loyalty and its relationship with its reseller network, as well as to differentiate itself from its competitors. These incentive programs include annual rewards to its service station owners with free trips abroad through the relationship program Clube do Milhão (Million Club) upon the accomplishment of pre-established targets. Ipiranga also establishes relationship programs with service stations’ employees, such as Clube Vip (VIP Club), in order to encourage the sale of added-value products and services, including credit cards, such as Cartão Ipiranga (Ipiranga private label credit card), Cartão Ipiranga Carbono Zero (Ipiranga Zero Carbon Card) and premium gasoline. Training programs are given to these employees focusing on developing their knowledge about the business and their capacity for selling products and services. Following the strategy of innovation in the retail segment through a differentiated customer service, in 2008 Ipiranga launched Ipirangashop.com, a service which is intended to maximize potential business from the large flow of consumers at its fuel service stations and combines two sales channels: the sale of car-related products in its fuel service stations, and the offering of some 40 thousand items in its e-commerce website. Ipirangashop.com is a partnership with Grupo Hermes, a large retailer in Brazil, which is in charge of the operational aspects of this service, including the purchase, inventory and delivery of the goods sold. Ipiranga, in turn, is responsible for marketing campaigns and for the implementation of Ipirangashop.com in its service station network and website.

In 2009, Ipiranga created the “Km de Vantagens”, a pioneer customer loyalty program in the fuel industry that provides awards and benefits to customers and resellers. By the end of 2010, Km de Vantagens had more than 5.5 million clients. Ipiranga developed strategic partnerships to broaden the scope of the program and the benefits for its clients and resellers, including partnership in the areas of entertainment, tourism, magazines and airline tickets, among others. In 2010, through its am/pm convenience stores, the largest convenience store network in Brazil, Ipiranga launched some initiatives to increase product offer through the launch of private label products, including energy drinks and snacks, and the expansion of the am/pm bakeries, providing to the resellers the benefit of an additional source of income, as well as strengthening the am/pm brand. The Jet Oil units, Ipiranga’s lubricant-changing and automotive service specialized network, ended 2010 with 704 franchises. Based on the success of Jet Oil, Ipiranga launched in 2009 the Jet Oil Motos, the first specialized lubricant-changing and service network to serve a growing motorcycle fleet that nearly doubled in five years. These strategic differentiation initiatives implemented by Ipiranga result in a better value proposition for customers and resellers, generating benefits for the whole chain – the consumer gets access to differentiated products, the reseller earns higher revenues, and the service station obtains a differentiated positioning, thus contributing for an increase in the company’s income.

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

The ethanol fuel market in Brazil consists of more than 400 distilleries, producing sugar and ethanol from sugarcane. Ethanol production occurs approximately eight months per year. A portion of the production is stored in the distilleries to meet demand during the inter-harvest season. Distilleries produce two types of ethanol: (i) anhydrous ethanol, which must be blended with gasoline and (ii) hydrated ethanol, which is essentially used for flex fuel vehicles.

Ethanol in Brazil is substantially based on sugarcane that can either be used to produce ethanol or sugar. From an ethanol producer’s perspective, the production ratio between ethanol and sugar is determined based on the respective prices of ethanol in the Brazilian market and of sugar in the international markets, such choice being fundamental for leveraging the profitability of their plant. Although ethanol production is subject to favorable climate conditions, the risk of interruptions in supply is primarily confined to the end of the harvest.

Storage of fuels. Ipiranga stores its fuels in large tanks at each of its facilities located throughout the regions in which it operates. Primary facilities receive fuels directly from Petrobras by pipeline and from distilleries by railroad and road transportation and secondary facilities are supplied by railroad and truck. See “Item 4.D. Information on the Company — Property, Plant and Equipment”. In 2010, Ipiranga’s storage capacity was 485,617 cubic meters. Based on its 2010 average sales, Ipiranga can store for approximately nine days of fuel supply, in line with the average stock period of the fuel distribution industry. Accordingly, an interruption in the production of oil-based fuels for longer than that time period could result in shortages, such as the one that occurred during the Petrobras strike in 1995.

Competition. Ipiranga’s main competitors in 2010 were:

•

Petrobras Distribuidora S.A. (“BR”), a subsidiary of Petrobras, which has been operating in the Brazilian fuel distribution sector since 1971. BR is the Brazilian market leader and operates throughout the entire country.

•

Raízen Combustíveis S.A. (“Raízen”), a joint venture between Cosan S.A. (“Cosan”) and Shell International Petroleum Company Limited (“Shell”), a subsidiary of Royal Dutch Shell. In 2008, Cosan acquired Esso’s fuel distribution business in Brazil. Esso was a subsidiary of Exxon Mobil Corporation and operated in Brazil since 1912. Cosan is the largest producer of sugar and ethanol in Brazil, but until the acquisition it did not operate in the fuel distribution market. In February 2010, Cosan announced that they have entered into a non-binding memorandum of understanding with Shell, which has operated in Brazil since 1913, for the creation of a joint venture combining certain of their respective assets, including their respective distribution businesses. In August 2010, Cosan announced the conclusion of the negotiations and the signing of the contracts establishing the joint venture. The formalization of Raízen S.A., Raízen Energia S.A. and Raízen (joint venture’s companies) was completed on June 1, 2011.

•

Alesat, a domestic Brazilian fuel distributor created in 2006 as a result of the merger of Ale and Satelite, is present in 21 Brazilian states. In December 2008, Alesat acquired the fuel distribution business of Repsol YPF in Brazil, which had a 1% market share in 2008.

The following table sets forth the market share of Ipiranga and its competitors based on ANP data:

	Year ended December 31,
Distributor(1)	2010	2009	2008
Petrobras	34.4	34.0	34.4
Ipiranga(2)	20.7	20.9	13.8
Shell	11.9	12.1	11.7
Texaco	—	—	8.2
Cosan	6.0	5.5	5.3
Alesat(3)	3.8	4.2	3.7
Others	23.2	23.3	22.8

Total cubic meters	100.0	100.0	100.0

(1)	Volume sold of gasoline, ethanol and diesel.

(2)	Includes Texaco’s volumes for the entire year of 2009 and DNP’s volumes from November 2010 onwards.
(3)	Includes Repsol in all periods.

The retail market for gasoline, diesel and ethanol in Brazil is highly competitive, with similar products being sold and relatively low margins. Therefore, our strategy is to differentiate ourselves in the market by offering value-added services to complement our main products, with the goal of becoming the preferred choice of customers. In line with this strategy, in 2009 Ipiranga launched an innovative client loyalty program for the customers of its service station network, Km de Vantagens, and the specialized oil-changing service for motorcycles in Brazil, Jet Oil Motos. In 2008, Ipiranga launched Ipirangashop.com, offering new products and services to the customers in its service stations and increasing the sources of revenues for itself and its resellers. In 2007, Ipiranga invested in the marketing campaign Gasolina Original (Original Gasoline) aiming at reinforcing the quality and reliability of Ipiranga’s gasoline. In 2007, Ipiranga also launched Gasolina Original Aditivada, a premium gasoline, with a higher added value. Media campaigns were created for the launch of this product and the sales of this premium gasoline were included as targets of our incentive programs, such as Clube Vip and Clube do Milhão. In order to add value to the diesel sold, Ipiranga offers complementary programs to facilitate control of the product sold to large consumers allowing them to reduce their fuels costs, such as the Freight Monitor (Controle Teleprocessado de Frotas) and Digital Freight (Frete Digital). The following graph shows sales volumes for the Brazilian market and Ipiranga for the periods indicated:

(1)	Diesel, gasoline, ethanol and natural gas for vehicles (Source: ANP, Brasil Energia and Sindicom). Information provided by ANP and Sindicom are subject to retroactive adjustments and, therefore, can differ from the information contained herein.

Quality. In 1998, Ipiranga’s terminal in Londrina, in the state of Paraná, received the first ISO 14001 (Environmental Management System) certificate for a fuel distribution terminal in Latin America. In the same year, Ipiranga’s lubricant factory located in Rio de Janeiro obtained an ISO 9001 (Quality Management System). In 1999, Ipiranga’s Betim Terminal obtained ISO 9001 and ISO 14001 certifications and OHSAS 18001 (Safety and Occupational Health Management System) in 2008. Ipiranga has adopted for almost 10 years its own environmental management system through a program called SIGA, which applies the highest international standards to its policies. In addition to initiatives focused on management, training and investments in preventive technology, since 2009 SIGA expanded its scope to include areas such as safety, health, quality and social responsibility, in order to align the operations of its terminals to a broader vision of sustainability. Evolving to the SIGA+ concept (Ipiranga’s management system applied to health, safety, environment, quality and social responsibility), the program included, in 2010, audits to verify the results of its implementation and to identify areas of improvement.

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

First generation companies. Brazil’s first generation companies, which are referred to as “crackers,” break down or “crack” naphtha (a by-product of the oil refining process), their principal feedstock, into basic petrochemicals. In Brazil, the crackers supply their naphtha requirements from Petrobras and through imports. Currently, Petrobras is the major Brazilian producer of naphtha. The basic petrochemicals produced by the crackers include olefins, primarily ethylene, propylene and butadiene, and aromatics, such as benzene, toluene and xylenes. Braskem has three plants, located in Camaçari, in Triunfo and in Mauá. Brazil’s three naphtha cracker units sell these basic petrochemicals to second generation companies. The basic petrochemicals, which are in the form of either gases or liquids, are transported to the second generation companies through pipelines for further processing. This sector is passing through a restructuring process, with the emergence of Braskem as the main player and Petrobras as a relevant minority shareholder.

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

In 2010, there were 47 second generation companies operating in Brazil, including Oxiteno. The intermediate petrochemicals are produced in solid form (as plastic pellets or powders) and in liquid form and are transported through roads, railroads or by ship to third generation companies.

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

The São Paulo complex, located in the municipality of Santo André and Mauá in the state of São Paulo, was created in 1972 and is the oldest petrochemical complex in Brazil. Its cracker, Quattor, recently acquired by Braskem, supplies first generation petrochemicals to 26 second generation companies including Oxiteno. Quattor has an ethylene production capacity of 700 thousand tons per annum.

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

In December 2005, RioPol, a subsidiary of Quattor located in the state of Rio de Janeiro, started operations of its ethylene production plant based on natural gas. RioPol has an ethylene production capacity of 520 thousand tons per year. All of RioPol’s ethylene production is used in its own polyethylene production.

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

Since August 9, 2000, naphtha prices have been freely negotiated between Petrobras and its customers in Brazil.

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

Oxiteno

We operate in the chemical sector through the second generation company, Oxiteno, a wholly owned subsidiary of Ultrapar. Oxiteno is the only Brazilian producer of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers and methyl-ethyl-ketone. Oxiteno is also a major producer of specialty chemicals. Besides a plant in Venezuela, Oxiteno is the only ethylene oxide producer in South America. Its products are used in a broad range of industrial sectors, such as cosmetics, detergents, crop protection chemicals, polyester, packaging, coatings and oil industry. During the year ended December 31, 2010, Oxiteno sold 684 thousand tons of chemical and petrochemical products.

Oxiteno’s strategic focus is to provide a broad coverage of the ethylene oxide and derivatives, maintaining a leading position in these markets that strengthens barriers to entry. Oxiteno’s strategy is to increase its specialty chemical production capacity and its geographic reach.

Products and markets. Although a portion of Oxiteno’s products could be classified as either a commodity or a specialty chemical depending on the use of each product by our customer, for ease of understanding, Oxiteno’s products are here divided into two principal groups: (i) commodity chemicals, which are generally higher-volume products, with standard specifications, and (ii) specialty chemicals, which tend to be lower-volume products sold on the basis of chemical features and suitability to meet a particular end-use requirement. Oxiteno’s principal commodity chemicals are ethylene oxide and ethylene glycol. Oxiteno’s principal specialty chemicals include a wide variety of products that are used as surfactants, softeners, dispersants, emulsifiers and hydraulic fluids.

The following chart outlines the principal raw materials used by Oxiteno and their intermediate and final products.

Commodity products. The following are Oxiteno’s principal commodity products and their principal uses and markets:

Ethylene oxide. Ethylene oxide is a colorless and highly flammable gas at room temperature and atmospheric pressure. Ethylene oxide is produced in a continuous production process by gaseous phase catalytic partial oxidation of ethylene by oxygen at high temperature and pressure. In 2010, Oxiteno used approximately 97% of its ethylene oxide production in the production of derivatives and sold the remaining 3% to other petrochemical companies.

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

Specialty chemicals. The following table sets forth Oxiteno’s principal specialty chemical products and their principal uses and markets.

Major Markets	Specialty Chemicals	Examples of uses and effects
Detergents	Alkylbenzene sulfonic acids, alkylsulfates, alkyl ether sulfates, ethoxylated alkylphenols, ethoxylated fatty alcohols, polyethyleneglycols, alkanolamides, betaines, sulphosuccinates, block copolymers EO/PO	Used in detergents, the specialty chemicals are added mainly to improve cleaning power and foaming and to reduce skin irritability.

Cosmetics	Alkylsulfates, alkyl ether sulfates, betaines, ethoxylated fatty alcohols, polyethyleneglycols, alkanolamides, ethoxylated sorbitan esters, sorbitan fatty esters	Used in cosmetics as moisturizers, detergents for foaming and residue removal, and reduction of eye irritation in shampoos.

Crop protection chemicals	Ethoxylated fatty amines, ethoxylated alkylphenols, alkyl ether sulfates, blends, naphthalene sulfonate, ethoxylated vegetable oil, copolymers EO/PO	Used as part of the composition of crop protection chemical, such as herbicides. Increases their efficiency, by improving soil penetration and adherence of the products to plant surfaces.

Foods	Sorbitan fatty esters, ethoxylated sorbitan esters, emulsifiers, stabilizers, dispersants	Principally used as additives for breads and cakes, improving their texture and consistency, and as an emulsifier responsible for ice cream creaminess.

Textiles	Ethoxylated alkylphenols, ethoxylated fatty alcohols, ethoxylated vegetable oils, ethoxylated fatty amines, antistatic agents, lubricants, softeners, emulsifiers, antifoamers, mercerizing additives, humectants, low foam detergents	Used in the processing of textiles, improving spinning and weaving performance. Permits greater evenness in the mixing of fibers, dyeing, bleaching and improving the softness of the final cloth.

Leather	Ethoxylated alkylphenols, polyethyleneglycols, naphthalenes, sulfonates	Applied from the beginning of the leather processing stage up to the finishing stage as an emulsifier, detergent, degreaser, dispersant, moistener, color penetrating agent and vulcanization additive (manufacture of soles).

Hydraulic fluids	Ethylene glycol ethers, ethylene glycols, corrosion inhibitors	Used directly as hydraulic fluids in vehicles. Brake fluids guarantee brake system performance and safe braking. Cooling liquids help to cool the motor and maintain the correct operating temperature.

Oil field chemicals	Additives, emulsion preventer, mutual solvent, surfactant, antifouling, glycols, ethanolamines and dispersants	Chemical inputs applied in all stages of the production of oil and gas, such as drilling, cementing, completion, stimulation, production and refining, each one with specific characteristics.

Major Markets	Specialty Chemicals	Examples of uses and effects
Coatings	Acetates, alcohols, glycols ethers, glycols, ketones, alkyl ether sulfates, ethoxylated alkylphenols, ethoxylated fatty alcohols, block copolymers EO/PO	Solvents and surfactants are used in the preparation of paints and coatings, adhesives and inks. Solvents serve multiple functions in solvent borne paints and coatings: solubilization of the resin or polymer forming the continuous coating phase, pigment wetting and viscosity reduction to facilitate the application of the coating. Surfactants are used in emulsion polymerization and also as additive: thickeners, antifoaming agents, additives used to control rheological properties and others.

Domestic sales. The Brazilian petrochemicals industry seeks to prioritize demand from the domestic market, where there is greater value added, although sales are also made to the overseas market. While Oxiteno sells the larger part of its commodities and specialty chemicals in Brazil, production capacity exceeds domestic market demand, with Oxiteno exporting surplus production to more than 40 countries in Asia, Latin America, Europe and North America. Oxiteno maintains production capacity above local demand for strategic reasons. For the years ended December 31, 2010, 2009 and 2008, 29%, 31% and 29% of Oxiteno’s net sales, respectively, were from sales outside Brazil. For the years ended December 31, 2010, 2009 and 2008, 29%, 32% and 30% of Oxiteno’s sales volume, respectively, were from sales outside Brazil. In the Brazilian market, mono-ethylene glycol, or MEG, produced by Oxiteno, is sold mainly to chemical companies that manufacture polyester fiber, which is used to produce a variety of fabrics, and is also sold to producers of polyethylene terephthalate, or PET, which is a polymer used to make packaging, such as soft drink bottles.

The following table shows Oxiteno’s domestic market sales volume by market segment for the period indicated:

	Year Ended December 31,
Market sector	2010	2009(1)	2008(1)
	(in thousand metric tons)
Cosmetics and detergents	105.1	93.0	83.4
Crop protection	101.7	88.9	80.4
Distributors	61.8	57.0	49.9
Coatings	48.2	39.7	40.9
Polyester	35.1	27.6	18.5
Oil and Gas	34.1	33.5	27.6
Glycols	33.9	31.6	36.6
EO / DOT (brake fluids)	31.8	31.7	31.9
Performance Products (2)	25.9	21.3	24.1
Others(3)	5.2	5.5	3.5

Total Brazilian market	482.8	429.8	396.8

(1)	Figures in 2009 and 2008 were reclassified to reflect the current structure of market sector and management responsibility.
(2)	Includes food, civil construction, textiles, leather and paper.
(3)	Includes mineral oils and polymers.

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

Sales outside Brazil. Oxiteno’s export sales are made mainly to customers in the Mercosur, NAFTA, Far East and Europe. In Europe, Oxiteno exports its products mainly to the Netherlands, Germany, Belgium and Spain. In the Far East, Oxiteno exports its products mainly to China, Taiwan, Japan and South Korea.

The following table sets forth Oxiteno’s sales by volume for each geographic market served by Oxiteno in the periods indicated:

	Year Ended December 31,
Breakdown of sales volume outside Brazil	2010		2009		2008
	(in thousand metric tons and percentage of the total)
From Oxiteno Brazil
Mercosur (not including Brazil)	58.8	29%	48.3	24%	38.6	23%
Europe	15.0	7%	19.2	9%	27.4	16%
Far East	19.7	10%	24.7	12%	19.4	11%
NAFTA	19.4	10%	33.6	16%	11.0	6%
Other	13.5	7%	13.0	7%	9.0	5%
Sub-Total	126.5	63%	138.8	68%	105.4	62%
From Oxiteno Mexico
Mexico	32.6	16%	32.1	16%	24.4	14%
USA	13.9	7%	10.4	5%	15.7	9%
Other	8.8	4%	6.0	3%	6.1	4%
Sub-Total	55.3	27%	48.5	24%	46.2	27%
From Oxiteno Andina
Venezuela	16.6	8%	16.6	8%	17.0	10%
Other	3.0	1%	0.7	0%	1.9	1%
Sub-Total	19.6	10%	17.3	8%	18.9	11%

Total	201.3	100%	204.6	100%	170.5	100%

Oxiteno exports a wide variety of chemical products including glycols, MEK, ethoxylated alkylphenols, glycol ether acetates, glycol ethers, ethanolamines and surfactants.

With the acquisition, in December 2003, of Oxiteno Mexico (formerly CANAMEX — a Mexican specialty chemicals company), Oxiteno has been focusing on establishing a growing presence in the Mexican market for specialty chemicals and creating a distribution platform for its product sales to the United States. At that time, CANAMEX had two production units, manufacturing principally ethoxylates, which were operating at 25% production capacity on the acquisition date due to serious financial difficulties. Currently, most of Oxiteno Mexico’s production is sold to the domestic Mexican market, largely for the food, agrochemical, oil and textile segments. The remaining sales volume is exported, mainly to the United States. In April 2007, Oxiteno acquired the operating assets of Unión Química SA de CV, in San Juan del Río, Mexico, adding 8,600 tons/year to Oxiteno Mexico’s production capacity of sulfonates and sulfates. See “Item 4.A. Information on the Company — History and Development of the Company”.

For the year ended December 31, 2010, Oxiteno Mexico’s sales volume totaled 55,296 tons, representing a 14% growth compared to the year ended December 31, 2009, and a 23% compound average growth rate over 2004, the first year that its plants operated under Oxiteno’s management. We believe Oxiteno Mexico’s success represents a positive step in our expansion outside Brazil, and also strengthens Oxiteno’s brand.

In September 2007, Oxiteno acquired 100% of the shares of Arch in Santa Rita, Venezuela (renamed Oxiteno Andina). For the year ended December 31, 2010, Oxiteno Andina’s sales volume totaled 19,590 tons. See “Item 4.A. Information on the Company — History and Development of the Company”.

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

Oxiteno’s principal customers in the domestic market include Monsanto, which mainly purchases ethanolamines, Clariant S.A., which mainly purchases ethylene oxide and ethoxylated products, and Indústrias Gessy Lever Ltda. (Unilever) and Procter & Gamble, which mainly purchase surfactants. In the international market, Oxiteno sells both to industrial customers, including Unilever Argentina, Syngenta and Mafisa, as well as trading companies and other third-party distributors. In 2010, Oxiteno’s ten largest customers accounted for 30% of its net sales. No single customer accounted for more than 7% of Oxiteno’s net sales in such year.

Competition. Oxiteno competes in the Brazilian market largely with imported products. Since 1990, it has had to operate in an increasingly competitive environment due to imports from international and transnational petrochemical industries. As imported products are mostly commodity chemicals, competition is based principally on price. Importers incur additional costs when selling their products in the Brazilian market, due to import tariffs which generally range between 12% and 14%, and additional freight charges. However, factors such as product quality, timely delivery, reliability of supply and technical service and support are also important competitive factors. Because it is a local producer, Oxiteno believes it has a particular competitive advantage over imports with regard to timely delivery and reliability of supply.

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

Oxiteno’s principal competitors are Shell Chemical, Dow Chemical, LyondellBasell, Clariant, BASF S.A., Rhodia and Stepan.

Research and development. Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. As of December 31, 2010, 102 employees of Oxiteno were engaged in research and development and engineering activities. Oxiteno’s research and development expenditures in 2010, 2009 and 2008 were R$18.6 million, R$20.5 million and R$18.5 million, respectively. In 2004, Oxiteno founded its own “Science and Technology Council”, with six of the world’s major specialists in surfactants as members. These specialists, with experience in the surfactant industry or in the academic environment in the US, Europe and Latin America, follow the trends and opportunities in the sector. Since 2004, the council, currently composed of five specialists, has met once a year in September in São Paulo to analyze Oxiteno’s research and development project portfolio, as well as the management methodology applied. Their recommendations enable Oxiteno to improve its research and development activities’ efficiency, as well as to broaden the reach of its partnerships with international entities.

Oxiteno’s investments in research and development have resulted in the introduction of 41 new applications for its products during the last three years. Oxiteno will continue to invest in research and development focused on developing new product applications to meet clients’ needs.

Raw materials. Oxiteno’s principal raw material is ethylene. For the year ended December 31, 2010, ethylene was responsible for 34% of Oxiteno’s variable costs of production and 28% of its total cost of sales and services. Among Oxiteno’s other raw materials, the principal materials include palm kernel oil, C4, butyl alcohol, primary fatty amine and phenol. Supply of ethylene constitutes an entry barrier for new ethylene oxide producers in the country since the current production capacity of ethylene by Brazilian crackers is committed to existing second generation companies, including Oxiteno, and significant investments are needed for the construction of a new cracker. Additionally, ethylene’s transport and storage is complex and expensive because it must be kept at a temperature below -200 degrees Fahrenheit (-100 degrees Celsius) during transportation and storage, therefore importing and exporting of ethylene is generally uneconomical. Accordingly, the naphtha crackers, such as Braskem, are largely dependent for their sales upon the second generation petrochemical companies, such as Oxiteno, located in the respective petrochemical complexes.

Ethylene supply. Ethylene is used for the production of ethylene oxide at the Camaçari plant and the Mauá plant. Braskem and Quattor supply all of Oxiteno’s ethylene requirements for the Camaçari plant and Mauá plant, respectively, through pipelines, thus minimizing the costs of delivery of ethylene and helping to ensure the reliability of supply. See “Item 4.B. Information on the Company — Business Overview — Petrochemicals and Chemicals — Industry and Regulatory Overview”.

Oxiteno has a contract until 2021 with Braskem governing the conditions for the supply of ethylene from Braskem to Oxiteno. Under the terms of the agreement, which establishes the minimum quarterly consumption of ethylene, Oxiteno is currently required to purchase and Braskem is currently required to supply at least 190 thousand tons of ethylene per year and, after the conclusion of the ethylene oxide production capacity expansion underway at Oxiteno’s Camaçari plant, the parties will be required to purchase and supply at least 220 thousand tons per year and up to 265 thousand tons per year. The minimum purchase commitment is subject to proportional reduction in the case of scheduled shutdowns in the supplier’s and/or Oxiteno´s facilities. The supply price is indexed to ethylene prices on international markets and on the volume purchased by Oxiteno.

In August 2008, Oxiteno signed an ethylene supply agreement with Quattor that expires in 2023. The contract establishes and regulates the conditions for the supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. The minimum purchase commitment is subject to proportional reduction in the case of scheduled shutdowns in the supplier’s and/or Oxiteno´s facilities.

Oxiteno does not maintain storage of ethylene and any unexpected interruptions in supply from the crackers would have an immediate impact on Oxiteno’s production.

First generation petrochemical companies undergo scheduled maintenance shutdowns. Oxiteno anticipates these shutdowns by building up inventory. Oxiteno also uses these planned shutdowns for regular maintenance work on its own plants or eventual substitution of catalysts or for expansion of installed capacity.

Price of ethylene. The price of ethylene supplied by Braskem (including Quattor) to Oxiteno for the production of goods to be sold in Brazil is linked to ethylene contract prices on international markets as from August 2006 to our plant in Camaçari and as from August 2008 to our plant in Mauá.

The following table shows the average ethylene prices referenced to the North-Western Europe (NWE) contract prices:

NWE
(US$/ton)
2010
First Quarter	1,263
Second Quarter	1,224
Third Quarter	1,225
Fourth Quarter	1,328
Maximum Price in Year	1,335
Minimum Price in Year	1,182
Year Average	1,260
2009
First Quarter	773
Second Quarter	939
Third Quarter	1,172
Fourth Quarter	1,246
Maximum Price in Year	1,274
Minimum Price in Year	680
Year Average	1,032
2008
First Quarter	1,537
Second Quarter	1,623
Third Quarter	1,845
Fourth Quarter	1,462
Maximum Price in Year	1,938
Minimum Price in Year	1,419
Year Average	1,617

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

Other raw materials. For the year ended December 31, 2010, other raw materials, such as palm kernel oil, C4, butyl alcohol, acetic acid, nonene, phenol, primary fatty amine, ethanol, oxygen, base oils, ammonium and other accounted for approximately 37% of Oxiteno’s variable costs and 31% of its total costs of sales and services.

Oxiteno generally obtains these other raw materials from a variety of sources, except for phenol, which Oxiteno purchases principally from a single supplier, Rhodia Poliamida Especialidades Ltda., and for C4, which is supplied by Braskem in Triunfo.

Utilities. Eletric power, steam and natural gas are the main utilities required for Oxiteno’s production. Part of the electricity and steam used by Oxiteno is generated internally and part is purchased from electricity companies and third-party suppliers of steam in the regions where Oxiteno’s plants are located. Natural gas is purchased from local companies.

Income tax exemption status. Pursuant to legislation that provides tax relief for industries located in the northeast region of Brazil, Oxiteno benefited from an income tax exemption on operating profits from sales of its products at the Camaçari plant until December 2006. In December 2006, the Camaçari plant’s income tax exemption expired and a request was filed with ADENE (Northeast Development Agency), the agency in charge of managing this incentive program, seeking a 75% income tax reduction until 2016. The income tax reduction was approved by ADENE in May 2007. Income tax exemptions amounted to R$19.8 million and R$13.0 million for the years ended December 31, 2010 and 2009, respectively. We cannot guarantee that there will be no amendments to the current tax legislation. For further information see Note 9(c) to our consolidated financial statements.

Maintenance and quality control. Oxiteno carries out a program of preventive maintenance at each of its plants and uses statistical analysis to help predict production problems. The shutdowns due to the maintenance program usually take place at the same time as the shutdowns for the change of the ethylene oxide catalyst. In the case of the ethylene oxide and ethylene glycol units at the Mauá and Camaçari plants, which have continuous production processes, maintenance is preferably scheduled for periods when the relevant cracker, which supplies ethylene to the plant, is scheduled to be shut down for maintenance. Each cracker is typically shut down for maintenance for a period of approximately 20 days every 36 to 48 months. The same happens to the Triunfo plant, which receives C4 from Braskem. In the case of the other production units at such plants and the Tremembé plants, maintenance is performed during scheduled breaks in production, and the frequency and period for maintenance vary depending on the nature of the product. Oxiteno uses its own employees for specialized maintenance and uses third-party contractors for routine maintenance. In addition, Oxiteno has a team of employees responsible for quality control that operates continuously.

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

In addition to the legal requirements, Oxiteno voluntarily complies with other requirements, such as those related to the Responsible Care Program, issued by ABIQUIM, which sets forth international standards for environmental protection and occupational health as well as safety measures to be followed by chemical product producers.

Oxiteno developed an important project to increase the use of renewable raw materials, the oleochemical unit, which uses palm kernel oil, extracted from the palm seed, to produce fatty alcohols and its by-products. After the start-up of the oleochemical unit, the share of renewable raw materials in Oxiteno’s raw materials total costs reached 20% in 2010, compared with 9% in 2006. In 2010, Oxiteno joined the Roundtable on Sustainable Palm Oil, an organization that works to regulate the sustainable plantation of palm, aiming to strengthen its regional leadership and its sustainability practices.

Logistics

Ultracargo

Ultracargo is the largest provider of storage for liquid bulk in Brazil. Ultracargo’s main differentiating characteristic is the strategic location of its facilities, located close to the main Brazilian ports and rail junctions in Brazil. Ultracargo stores and handles liquid bulk, mainly chemicals, fuels and vegetable oil. Ultracargo also offers ship loading and unloading services, the operation of pipelines, logistics programming and installation engineering. Ultracargo’s ten largest clients accounted for 65% of its revenues in 2010, with its three largest clients, Braskem, Petrobras and Oxiteno accounting for 22%, 9% and 6%, respectively, of Ultracargo’s revenues. Ultracargo’s strategic location of its operations, close to the main Brazilian port terminals, railroad junctions and roads, is one of the company’s main strengths and a key driver of integrated services profitability. The latest available data shows that Ultracargo accounted for approximately 75% of all tank capacity for liquids at the Aratu port in the State of Bahia, which serves South America’s largest petrochemicals complex. The company is also present in the port of Santos, in the state of São Paulo, which was responsible for 25% of the Brazilian foreign trade in 2010. The Santos intermodal terminal, which started operating in mid-2005, has become the largest storage facility operated by Ultracargo after the integration of the terminals acquired from União Terminais in 2008. In December 2009, with the acquisition of Puma, Ultracargo added 83,400 cubic meters to its current capacity. See “Item 4.A. Information on the Company — History and Development of the Company”.

As of December 31, 2010, Ultracargo operated storage facilities with a capacity of 638 thousand cubic meters. Ultracargo’s history is one of pioneering logistics solutions in the Brazilian market. In July 2010, Ultrapar sold Ultracargo’s in-house logistics, solid bulk storage and road transportation businesses, with the transfer of shares of AGT and Petrolog to Aqces. This transaction allowed Ultracargo to focus exclusively on its liquid bulk storage business, a segment in which it has a leadership position. See “Item 4.A. Information on the Company — History and Development of the Company”.

Storage. Ultracargo primarily provides storage services for liquid bulk, especially chemicals, fuels and vegetable oil. Ultracargo provides storage facilities to Braskem and most of the second-generation petrochemical companies in the Northeastern Petrochemical Complex, including Oxiteno. Transactions between Ultracargo and Oxiteno are carried out strictly on an arm’s-length basis. At the end of 2003, Ultracargo maintained four liquid bulk storage terminals — in Aratu in the state of Bahia, in Paulínia and Santos in the state of São Paulo, and in Suape in the state of Pernambuco. In late 2004, Ultracargo completed construction of an intermodal terminal in Montes Claros, in the state of Minas Gerais. With the acquisition of União Terminais in 2008, Ultracargo also started to operate in Paranaguá, in the state of Paraná, and in Rio de Janeiro.

Ultracargo completed the construction of another intermodal terminal in Santos in mid-2005. This project is Ultracargo’s second port installation to integrate road, rail and maritime transportation systems, the first being Aratu. Ultracargo’s investment in this terminal was approximately R$80 million. The terminal occupies an area of approximately 64 thousand square meters that hosts 34 thousand cubic meters of tankage space for chemical products, 40 thousand cubic meters for ethanol and 38 thousand cubic meters for vegetable oils. The terminal was built in partnership with Crystalsev and Cargill/Coinbra. In 2007, Ultracargo also expanded its liquid storage capacity with the addition of 10 thousand cubic meters to Aratu.

In 2008, Ultracargo added 184 thousand cubic meters to its liquid bulk storage capacity through: (i) the acquisition of União Terminais which added 170 thousand cubic meters and (ii) the expansion of its terminal in Aratu, adding 14 thousand cubic meters. In 2009, Ultracargo added 95 thousand cubic meters to its liquid bulk storage capacity through (i) the acquisition of Puma’s assets in Suape, adding 83 thousand cubic meters and (ii) the expansion of its terminal in Aratu, adding 12 thousand cubic meters.

In 2010, Ultracargo added 16 thousand cubic meters to its liquid bulk storage in the terminal of Santos. Additionally, in July 2010, Ultrapar sold Ultracargo’s in-house logistics, solid bulk storage and road transportation businesses, with the transfer of shares of AGT and Petrolog to Aqces. This transaction allowed Ultracargo to focus exclusively on its liquid bulk storage business, a segment in which it has a market leadership position. See “Item 4.A. Information on the Company — History and Development of the Company”.

Income tax exemption status. Pursuant to legislation which offers tax relief to industries located in the northeast region of Brazil, Ultracargo enjoys a 75% reduction in income tax on the total operating profits from its Aratu terminal, valid through 2012, and a 75% reduction in income tax on operating profits from acetic acids and butadiene product storage activities at the Suape Terminal, valid through 2015. For the years ended December 31, 2010 and 2009, tax breaks totaled R$2.6 million and R$0.8 million, respectively. We cannot assure that there will be no amendments to the current legislation. For further information see Note 9(c) to our consolidated financial statements.

Quality. In 2007, Ultracargo’s main terminal in Aratu obtained an ISO 14,000 certification. In 2006, Ultracargo completed its ISO 9001:2000 recertification process. The evaluation process occurred under a unified Quality Management System for the entire country. Paulínia terminal obtained the ISO 14000 certification in 2004 and underwent re-certification process in 2009. The adequate treatment of the environment as a central element of Ultracargo’s strategy is also present in the Santos terminal, designed and built to meet the highest safety and environmental standards, consequently obtaining the ISO 14001 certification in 2007 and ISO 18001 in 2009.

Oil Refining

RPR consists of a refinery in the city of Rio Grande, in the state of Rio Grande do Sul, in the Southern region of Brazil. The refinery’s nominal capacity is 17,000 barrels per day, and its principal products include gasoline, diesel, naphtha, fuel oil, LPG, kerosene, maritime bunker and asphalt. In 2010, the average production of the refinery was 14,402 barrels per day, which represented

85% of the refinery’s nominal capacity, and less than 1% of the total Brazilian oil refining capacity, according to ANP data. Ultrapar currently owns approximately one third of the capital of RPR. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Ipiranga Group”. RPR’s results have been proportionally consolidated into Ultrapar’s financial statements since the acquisition of Ipiranga Group. Results generated by the oil refining operations are not significant to Ultrapar. In 2010, the adjusted EBITDA from RPR operations consolidated into Ultrapar’s adjusted EBITDA amounted to R$34.3 million, corresponding to 2% of Ultrapar consolidated adjusted EBITDA for the year.

From the last quarter of 2007 to December 2008, RPR faced a challenging operating scenario, due to costly raw materials and market selling prices below international benchmarks. In 2009, RPR’s results were benefited from lower oil prices. Although raw materials prices have remained stable in 2010, no assurance can be given that the company will continue to operate throughout this year. See “Item 4.A. Information on the Company — History and Development of the Company”.

Insurance

We maintain insurance policies covering all the facilities of our wholly owned subsidiaries, which we consider appropriate to cover the risks to which we believe we are exposed, including loss and damage from fire, lightning, explosion of any nature, windstorm, plane crash and electrical damage. The maximum indemnification amount per event, including business interruption, based on the maximum possible loss that could result from specific location, is US$1,307 million, as of December 2010.

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

C. Organizational Structure

The following chart shows our organizational structure for our principal subsidiaries as of December 31, 2010:

(1)	Percentages represent approximate ownership of voting share capital and total capital (voting capital/total capital).
(2)	Minority stakes in Utingás are mainly held by Liquigás Distribuidora S.A. and SHV Gas (31% and 8% of total capital, respectively).
(3)	Other shareholders of RPR are Petrobras and Braskem, each holding 1/3 of the shares.
(4)	União/Vopak – a company jointly owned by Tequimar and Vopak Brasil S.A.

We conduct LPG distribution through Ultragaz. Ultragaz operates through three primary subsidiaries, Cia Ultragaz, Bahiana, and Utingás. The first two companies operate in the filling and distribution of LPG bottles. Bahiana operates primarily in the Northeast regions of Brazil and Cia Ultragaz serves South, Southeast and Midwest regions of Brazil. Utingás is an LPG storage company, with facilities in the states of São Paulo and Paraná.

We conduct our fuel distribution business through Ipiranga, represented by our wholly-owned subsidiary IPP, except for IPP’s subsidiaries that operates in the LPG distribution business. See “Item 4.A. Information on the Company — History and Development of the Company”. Ipiranga covers the distribution and marketing of petroleum products, fuel ethanol and NGV throughout Brazil. IPP also controls am/pm, the master franchisor of the am/pm brand in Brazil and Tropical Transportes, which provides transportation services for Ipiranga and other fuel distributors.

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

We conduct liquid bulk storage business through our wholly-owned subsidiary, Ultracargo, which operates through its subsidiary, Tequimar. Tequimar maintains storage facilities at five port terminals located near two of the main petrochemical complexes in Brazil, Camaçari and São Paulo. In July 2010, Ultrapar sold Ultracargo’s in-house logistics, solid bulk storage and road transportation businesses, with the transfer of shares of AGT and Petrolog to Aqces. This transaction allowed Ultracargo to focus exclusively on its liquid bulk storage business, segment in which it has a market leadership position. See “Item 4.A. Information on the Company”. Except for Oxiteno Mexico and Oxiteno Andina, all of our material subsidiaries are incorporated under the laws of Brazil.

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

The following table sets forth the total storage capacity, total filling capacity (assuming one 8-hour shift per day) during 2010 and the 2010 average filling utilization for each of Ultragaz’s primary and secondary filling stations and satellite stations.

Base	Type	Total storage capacity	Filling capacity		2010 average filling utilization rate
		(in tons)	(in tons per month)
Capuava	Primary	720	14,449		86%
Santos	Primary	2,400	3,608		78%
São José dos Campos	Primary	960	4,813		82%
Rio de Janeiro	Primary	500	7,822		66%
Barueri	Secondary	1,500	4,377	(1)	111%
Araraquara	Satellite	60
Mauá	Satellite	720
Pouso Alegre	Satellite	60
Paulínia	Primary	2,250	9,982		100%
Araucária	Primary	240	9,693		80%
Canoas	Secondary	600	4,750		80%
Ibirité	Secondary	480	6,402	(1)	112%
Imbiruçu	Primary	372
Ribeirão Preto	Secondary	180	4,646	(1)	103%
Goiânia	Secondary	360	3,600		66%
São José do Rio Preto	Satellite	60
Araçatuba	Satellite	180
Bauru	Satellite	60
Cascavel	Satellite	120
Londrina	Satellite	60
Blumenau	Satellite	60
Chapecó	Satellite	60
Florianópolis	Satellite	60
Joinville	Satellite	60
Caxias do Sul	Satellite	60
Ponta Grossa	Satellite	60
Sorocaba	Satellite	120
Mataripe	Primary	900	13,400	(1)	112%
Suape	Primary	500	5,962		87%
Caucaia	Secondary	420	4,333	(1)	134%
Aracaju	Secondary	240	4,263		95%
Juazeiro	Satellite	60
João Pessoa	Satellite	30
Pirajá — Salvador	Satellite	60

Total		14,572	102,099		92%

(1)	These bases operated with more than one 8-hour shift per day.

In addition, Ultragaz maintains headquarters in the city of São Paulo and regional offices in the areas in which it operates. Ultragaz also maintains 59 points of sales.

Ipiranga

Distribution of fuels is carried out through an extensive network of primary and secondary storage terminals. Primary storage terminals are generally located near refineries and are used as storage terminals for products to be transported either to secondary storage terminals or to large customers and retail wholesale resellers — TRRs. Distributors own their own storage terminals (Owned), lease space in third parties’ storage terminals (Third Party Agreement — TPA) or participate in pools (Joint-Operated terminals — JO) that serve two or more distributors. The following table sets forth the total storage capacity and ownership structure for each of Ipiranga’s primary and secondary facilities in 2010.

Base	Type	Ownership structure of Storage Terminal	Storage Capacity(m³)
Açailândia	Secondary	JO operated by others(2)	2,360
Araucária	Primary	TPA(1)	188
Araucária	Primary	JO operated by others(2)	46,646
Bagé	Secondary	Owned	5,199
Barcarena	Primary	Owned	9,180
Barra do Piraí	Secondary	MRS(3)	450
Barueri	Primary	TPA(1)	7,685
Bauru	Secondary	TPA(1)	1,205
Bauru	Secondary	JO operated by others(2)	3,286
Belém	Primary	Owned	10,345
Belém	Primary	TPA(1)	2,000
Belo Horizonte MRS	Secondary	MRS(3)	45
Betim	Primary	JO operated by others(2)	9,254
Betim	Primary	TPA(1)	700
Betim	Primary	JO operated by others(2)	6,749
Biguaçu	Primary	TPA(1)	3,130
Brasília	Primary	JO operated by others(2)	2,561
Cabedelo	Primary	TPA(1)	4,741
Campo Grande	Secondary	Owned	3,119
Campos	Secondary	JO operated by Ipiranga(2)	4,213
Canoas	Primary	Owned	36,277
Cascavel	Secondary	Owned	2,839
Caxias	Primary	Owned	26,332
Caxias	Primary	TPA(1)	1,605
Caxias	Primary	JO operated by others(2)	7,752
Cruz Alta	Secondary	Owned	4,372
Cubatão	Primary	TPA(1)	3,190
Cuiaba	Secondary	TPA(1)	470
Cuiaba	Secondary	Owned	971
Esteio	Primary	TPA(1)	4,410
Fortaleza	Primary	TPA(1)	6,810
Goiânia	Primary	JO operated by others(2)	6,345
Governador Valadares	Secondary	Owned	3,273
Guaramirim	Primary	TPA(1)	980
Guarapuava	Secondary	Owned	4,010
Guarapuava	Secondary	TPA(1)	1,220
Guarulhos	Primary	TPA(1)	1,850
Imbiruçu	Primary	JO operated by Ipiranga(2)	3,760
Itabuna	Primary	TPA(1)	277
Itaguaí MRS	Secondary	MRS(3)	630
Itaituba	Secondary	Owned	1,351
Itajaí	Primary	JO operated by Ipiranga(2)	8,721
Jequié	Primary	JO operated by others(2)	1,831
Juazeiro	Secondary	JO operated by others(2)	1,366
Jundiaí MRS	Secondary	MRS(3)	90
Londrina	Secondary	JO operated by Ipiranga(2)	3,815
Macapá	Secondary	Owned	4,454
Maceió	Primary	JO operated by others(2)	5,619
Manaus	Primary	Owned	2,948
Manaus	Primary	TPA(1)	600
Marabá	Secondary	TPA(1)	213
Maringá	Secondary	TPA(1)	3,640
Montes Claros	Secondary	TPA(1)	892
Munguba	Secondary	Owned	12,139
Ourinhos	Secondary	Owned	5,944

Base	Type	Ownership structure of Storage Terminal	Storage Capacity(m³)
Ourinhos	Secondary	Owned	1,138
Passo Fundo	Primary	JO operated by Ipiranga(2)	10,315
Paulínia	Primary	Owned	7,712
Paulínia	Primary	Owned	1,334
Paulínia	Primary	TPA(1)	2,220
Paulínia	Primary	JO operated by Ipiranga(2)	29,135
Piaceguera MRS	Secondary	MRS(3)	30
Porto Velho	Secondary	TPA(1)	3,940
Porto Velho	Secondary	Owned	8,477
Pres. Prudente	Secondary	Owned	2,654
Ribeirão Preto	Primary	JO operated by others(2)	14,088
Rio Grande	Secondary	TPA(1)	1,070
Santa Maria	Secondary	Owned	5,919
Santarém	Secondary	Owned	1,829
São Brás Suaçui	Secondary	MRS(3)	2,737
São Caetano	Primary	Owned	21,658
São Francisco do Conde	Primary	TPA(1)	6,380
São José do Rio Preto	Secondary	Owned	5,936
São José do Rio Preto	Secondary	Owned	1,141
São José dos Campos	Primary	JO operated by others(2)	5,099
São José dos Campos	Primary	TPA(1)	550
São José dos Campos	Secondary	MRS(3)	232
São Luis	Primary	JO operated by Ipiranga(2)	12,394
Suape	Primary	JO operated by others(2)	16,921
Teresina	Secondary	JO operated by others(2)	3,354
Uberaba	Primary	TPA(1)	1,810
Uberlândia	Primary	JO operated by others(2)	7,697
Vilhena	Secondary	Owned	416
Vitória	Primary	TPA(1)	15,380

		Total	485,617

(1)	Third party agreements.
(2)	Joint-operated with other distributors.
(3)	Storage terminal dedicated to MRS, a Brazilian logistic company, and operated by Ipiranga.

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

Ethylene oxide is primarily an intermediate material used in the production of ethylene oxide derivatives — only approximately 3% of Oxiteno’s sales volume in the year ended December 31, 2010 were ethylene oxide. Therefore, Oxiteno’s total production output may not be determined by adding the capacities of ethylene oxide and its derivatives.

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

In October 2008, Oxiteno began operations of its oleochemicals unit in Camaçari, with a processing capacity of 100,000 tons of vegetable oil per year (especially palm kernel oil), for the production of approximately 100,000 tons of fatty alcohols and co-production of fatty acids and glycerin. In addition, Oxiteno also completed the capacity expansions of the ethoxylate and ethanolamine production at Camaçari, adding 120,000 tons to the capacity of these products. In 2010, Oxiteno concluded the expansion of the ethoxylate production capacity at the Camaçari plant, which started operating in late 2010, increasing Oxiteno’s ethoxylates capacity by 70,000 tons per year. See “Item 4.A. Information on the Company — History and Development of the Company — Investments”.

The following table sets forth the production capacity of the Camaçari plant for each of its principal products.

Units	Capacity
(in metric tons per year)
Ethylene oxide	260,000
Ethylene glycols	285,000
Ethanolamines	110,000
Glycol ethers	25,000
Ethoxylated derivatives	270,000
White Mineral Oils	60,000
Fatty Alcohols	77,000
Fatty Acids	7,000
Glycerin	11,000

In 2010, the Camaçari plant operated at 72% of its production capacity. The plant had planned stoppages for regular maintenance and replacement of catalysts in the year.

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

In 2010, the Mauá plant operated at 69% of its production capacity. The plant had planned stoppages for regular maintenance in the year.

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

In 2010, the Tremembé plant operated at 77% of its production capacity.

Suzano plant. In 2007, Oxiteno began operating a sulfonation and sulfation plant in Suzano, with a production capacity of 13,300 tons per year. This plant is managed by the Tremembé plant staff. In 2010, the Suzano plant operated at 74% of its production capacity.

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

In 2010, the Triunfo plant operated at 98% of its production capacity.

With the acquisition of Oxiteno Mexico (formerly CANAMEX) in December 2003 and Unión Química in 2007, Oxiteno acquired three specialty chemical plants in Mexico. As of December 31, 2009, the Coatzacoalcos plant had a production capacity of 56,000 tons per year of ethoxylates and 8,000 tons per year of alkyphenols; the Guadalajara plant had a production capacity of 32,000 tons per year of specialty chemicals and San Juan del Río had a production capacity of 11,000 tons per year of specialty chemicals. In 2010, the Guadalajara, the Coatzacoalcos and San Juan del Río plants operated at an average rate of 62%, 65% and 75% of their production capacity, respectively. With the acquisition of Oxiteno Andina in September 2007, Oxiteno acquired a specialty chemical plant in Venezuela.

As of December 31, 2010, the Santa Rita plant had a production capacity of 70,000 tons per year of ethoxylates.

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

Ultracargo

The following tables set forth the principal products stored at, and the storage capacity operated by, Ultracargo’s facilities at December 31, 2010, and the average utilization of Ultracargo’s facilities during 2010.

Facility	Capacity (in cubic meters)	Average utilization %	Product Lines
Aratu (Bahia)	192,600	100%	Chemicals, vegetable oil, corrosives, fuels and ethanol
Montes Claros (Minas Gerais)	4,400	156%	Fuels and ethanol
Suape (Pernambuco)	132,010	86%	Chemicals, fuels, ethanol, vegetable oil and corrosives
Santos (São Paulo)	255,300	76%	Chemicals, lubricants, fuels, corrosives, ethanol and vegetable oils

Facility	Capacity (in cubic meters)	Average utilization %	Product Lines
Rio de Janeiro	17,247	98%	Corrosives and lubricants
Paranaguá	28,262	76%	Corrosives and vegetable oils
Paulínia (São Paulo)	8,600	282%	Chemicals and Ethanol
Total	638,419	89%

Collateral

As of December 31, 2010, R$6.1 million of our consolidated debt was secured by property, plant and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

You should read this discussion together with our consolidated financial statements, including the notes thereto, and other financial information included elsewhere in this annual report and in conjunction with the financial information included under “Item 3.A. Key Information — Selected Consolidated Financial Information”.

Our consolidated financial statements included herein were prepared in accordance with IFRS. The company first adopted IFRS for the consolidated financial statements for the year ended December 31, 2010. The transition date chosen by the company for the application of IFRS was January 1, 2009, the date on which the company prepared its opening balance sheet in accordance with IFRS.

As permitted by the applicable rules to first-time adopters of IFRS, (i) we have not included in this annual report our consolidated balance sheets, or statements of income, cash flows and changes in shareholders’ equity for 2008 and 2007, including the notes thereto and (ii) we have not presented a reconciliation of financial statements prepared in accordance with IFRS to U.S. GAAP. Additional information on the changes resulting from the adoption of the IFRS is available in Note 2 to our consolidated financial statements presented in this annual report.

Our audited consolidated financial statements include our consolidated balance sheets as of December 31, 2010, December 31, 2009 and January 1, 2009, and our consolidated statements of income, statements of comprehensive income, cash flows and changes in shareholders’ equity for the years ended December 31, 2010 and 2009, as well as notes thereto. The financial information presented in this annual report should be read in conjunction with our consolidated financial statements.

Overview

Ultrapar is a Brazilian company with more than 70 years of history, with leading position in the markets in which it operates. Our four principal businesses are:

•	LPG distribution, conducted by Ultragaz;

•	fuel distribution, conducted by Ipiranga;

•	chemicals production, conducted by Oxiteno; and

•	storage services for liquid bulk, conducted by Ultracargo.

Ultragaz distributes LPG to residential, commercial and industrial market segments. Ipiranga distributes gasoline, ethanol, diesel, NGV, fuel oil, kerosene and lubricants through a network of approximately 5,662 service stations and directly to large customers. Oxiteno produces ethylene oxide and its principal derivatives, and is also a significant producer of specialty chemicals, particularly surfactants. It manufactures approximately 700 products used in various industrial sectors such as cosmetics, detergents, crop protection chemicals, packaging, textiles and coatings. Ultracargo is the largest provider of storage for liquid bulk in Brazil, with seven terminals and storage capacity of approximately 638 thousand cubic meters.

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

Gross domestic product. In 2005, the Central Bank increased interest rates in order to meet inflation targets, and GDP growth decreased to 3.2% in the year ended December 31, 2005, compared to 5.7% growth in the year ended in December 2004. During 2006 and 2007, Brazil benefited from a period of relatively stable economical conditions and GDP grew by 4.0% and 6.1%, respectively, in line with successive reductions of interest rate by the Central Bank. The economic and operational environment in 2008 was marked by two distinct moments. In the first three quarters of 2008, Brazil’s GDP recorded a strong growth of 6.7% compared to the same period in 2007. However in the fourth quarter the deepening of the global financial crisis reversed this growth trend, and, as a result, GDP growth in 2008 was 5.2%. The year 2009 was marked by the effects of the global financial crisis, which was more intense during the first quarter of 2009, when the Brazilian GDP decreased by 3.0% compared with the same period of 2008. However, measures adopted by the Brazilian government to minimize the impacts of the crisis started to reflect on the economy in the following quarters, leading to a gradual recovery of the GDP. In 2009, Brazil’s GDP recorded a slight contraction of 0.6%. In 2010, Brazil’s GDP recorded a strong growth of 7.5%, driven by the good performance of the retail, automotive and civil construction sectors. Our operations are significantly impacted by Brazilian GDP growth, specifically, sales of LPG to the commercial and industrial customers, sales of diesel, Oxiteno’s sales to the domestic market and Ultracargo’s logistics operations. In addition, sales of LPG to residential customers and sales of gasoline and ethanol are indirectly affected by the level of household income, which often bears a relation to GDP performance.

Inflation and currency fluctuations. Our cash operating expenses are substantially in Reais and tend to increase with inflation. However, a significant portion of our costs of sales and services rendered are linked to the U.S. dollar and are not substantially affected by the Brazilian inflation rate. In addition, some of our Real-denominated debt is indexed to take into account the effects of inflation. In 2005 and 2006, the Real continued its appreciation trend against the U.S. dollar, which, together with the increased average interest rates, resulted in an inflation rate of 1.2% and 3.9%, respectively, as measured by the IGP-M, the Brazilian general price inflation rate and 5.7% and 3.1%, respectively, as measured by Índice Nacional de Preços ao Consumidor Amplo, or IPCA, an inflation index to which Brazilian government’s inflation targets are linked. In 2007, the IGP-M was 7.8%, and the IPCA was 4.5%, mainly due to an increase in food prices, despite the 17% appreciation of the Real against the U.S. dollar in 2007. In 2008, the IGP-M was 9.8% and IPCA was 5.9% due to high inflationary pressures until September, mainly the economic growth and high commodity prices. In 2008 foreign direct investment in Brazil reached US$45 billion, significantly increasing capital inflow, contributing to the appreciation of the Real until September and to the assignment of the investment-grade rating to Brazil in April of that year. However, the deepening of the global financial crisis led to a reversal of the appreciation trend in the Real of the previous five years resulting in a 32% depreciation of the Real against the U.S. dollar in 2008. In 2009, the quick rebound of the Brazilian economy drove the inflow of foreign investments in the country, thus contributing to a 25% appreciation of the Real in relation to the U.S. dollar, the highest appreciation in the decade. Despite the gradual recovery of the Brazilian economy after the first quarter of 2009, Brazil presented a 1.7% deflation in the year as measured by the IGP-M. According to the IPCA, however, the inflation rate was 4.3% in 2009, which is more in line with the growth trend in the Brazilian per capita income. In 2010, the IGP-M and the IPCA index rates were 11.3% and 5.9%, respectively. In 2010, the effects of the strong economic growth in Brazil, together with the public offering of shares of Petrobras in the third quarter, resulted in a record of foreign investments inflow to Brazil, contributing to a 4% appreciation of the Real against the US dollar. From January 1, 2011 to June 24, 2011, the Real appreciated 4%. The principal foreign exchange risk we face arises from certain U.S. dollar denominated costs and expenses. Although a substantial part of our debt is dollar-denominated, it is currently hedged against currency devaluation through the use of various derivative instruments or matching investments in the same currency. Additionally, a significant part of our raw materials is also denominated or indexed to the U.S. dollar. A large part of our sales is denominated in Reais, although prices in the chemical business are benchmarked to prices prevailing in the international markets, which in turn are linked to U.S. dollars. Hence, we are exposed to foreign exchange rate risks which could negatively impact our businesses, financial situation and operating results as well as our capacity to service our debt.

The table below shows the inflation rate for the periods indicated, as measured by the IGP-M as well as the devaluation (or appreciation) of the Real against the U.S. dollar.

	Year ended December 31,
Index	2010	2009	2008
IGP-M	11.3%	(1.7)%	9.8%
IPCA	5.9%	4.3%	5.9%
Devaluation (appreciation) of the Real against the U.S. dollar	(4.3)%	(25.5)%	31.9%

We manage the foreign exchange risk associated with the scheduled payments under the terms of our U.S. dollar indebtedness by investing in U.S. dollar-denominated securities and foreign currency/interest swap contracts, under which we pay variable interest in Reais based on the interbank certificate of deposit rate, or CDI, and receive fixed interest in U.S. currency. As of December 31, 2010 our total obligations denominated in foreign currency (excluding RPR) were R$710.2 million (US$426.2 million), including import payables. At the same date our total asset position in foreign currency (excluding RPR) was R$541.2 million (US$324.8 million), comprised of investments indexed to U.S. dollars and hedging instruments used to manage fluctuations of exchange rates and foreign currency receivables exposures. As of December 31, 2010, RPR’s total asset position in foreign currency recorded in Ultrapar’s financial statements was R$13.6 million (US$8.2 million), which includes contracted exchange rate swaps and NDF (Non-deliverable forward) primarily to protect the future import of oil, net of financing and suppliers in foreign currency. As of December 31, 2010, Ultrapar had a net exposure in foreign currency short in R$155.4 million (US$93.3 million). For the purposes of this paragraph, U.S. dollar values were calculated based on the December 31, 2010 Real / dollar exchange rate. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Foreign Exchange Risk” for information about our foreign exchange risk hedging policy and Notes 14 and 20 to our consolidated financial statements.

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

Allowance for doubtful accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the subsequent inability of our customers to make required payments. The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers, as well as other receivables, and is included as selling expenses; no adjustment is made to net sales and services revenue. In order to establish the allowance for doubtful accounts, our management constantly evaluates the amount and characteristics of our accounts receivable. When significant delays occur and the likelihood of receiving these payments decreases, a provision is made. In case receivables in arrears are guaranteed or there are reasonable grounds to believe they will be paid, no provision is made. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required in future periods. However, because we cannot predict with certainty the future financial stability of our customers, we cannot guarantee that our reserves will continue to be adequate. Actual credit losses may be greater than the allowance we have established, which could have a significant impact on our selling expenses. See Note 5 and 20 to our consolidated financial statements for additional information about our allowance for doubtful accounts.

Deferred Taxes. We recognize deferred tax assets and liabilities which do not expire, arising from tax loss carryforwards, temporary add-backs, revaluation of property, plants and equipment and other procedures. We periodically review the deferred tax assets for recoverability and establish a valuation allowance, as required, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. In the event we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we evaluate the need to establish a valuation allowance against all or a significant portion of our deferred tax assets, resulting in an increase in our effective tax rate, thereby decreasing net income. A high degree of management judgment is required in determining any valuation allowance. The principal uncertainty relates to the likelihood of future taxable income from the subsidiary that generated the deferred tax asset. A change in our projections of profitability could result in the need to record a valuation allowance against deferred tax assets, resulting in a negative impact of future results. See Note 9 to our consolidated financial statements for additional information on taxes.

Contingent liabilities. We are currently involved in certain legal and administrative proceedings that arise from our normal course of business as described in “Item 8.A. Financial Information Consolidated Statements and Other Financial Information — Legal Proceedings” and Note 21 to our consolidated financial statements. We believe that the extent to which these contingencies are recognized in our consolidated financial statements is adequate. It is our policy to record accrued liabilities in regard to contingencies when the probability of an existing obligation is considered more likely than not to occur in the opinion of our management, based on information available to the company, including information obtained from our internal and external legal advisors. Future results of operations could be materially affected by changes in our assumptions, by the effectiveness of our strategies relating to these proceedings, by future developments in each matter being discussed or by changes in approach, such as a change in settlement strategy in dealing with these matters.

Fair value of financial instruments. Our financial instruments are classified as follows:

•

Measured at fair value through profit or loss: financial assets held for trading, that is, purchased or created primarily for the purpose of sale or repurchase in the short term, and derivatives. Changes in fair value are recorded as income, except for derivatives designated as cash flow hedges, and the balances are stated at fair value.

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

Certain derivative financial instruments used to hedge against changes in interest rates were designated as cash flow hedges for purposes of measuring their fair value. In the case of derivatives designated to hedge cash flows against changes caused by variation in interest rates, the difference between the fair value of the financial instrument and its value plus interest earned is recognized as a valuation adjustment in shareholders’ equity, not affecting the income statement until the hedged transaction expires or is terminated, or if the hedging instrument is no longer eligible for designation. In case of foreign exchange derivatives designated by RPR for protection for future cash flows, the effect of foreign exchange rate variations in the derivative is recorded under the ‘valuation adjustments’ account in shareholders’ equity during the period when the hedged item does not affect the income statement. The difference between the fair value of the derivative and updated cost is recorded directly in the income statement. Gains and losses recorded in the shareholders’ equity are included in income, in case of prepayment. Ultrapar and its subsidiaries designate derivative financial instruments used to compensate for variations in interest rates in the market value of contracted debt denominated in Reais as fair value hedge. Such variations, as well as the difference between the fair value of derivative financial instrument and its updated cost, are recognized in the income. See “Item 11. Quantitative and Qualitative Disclosures About Market Risks”. For further detail on financial instruments of Ultrapar and its subsidiaries, see Notes 4, 14 and 20 to our consolidated financial statements. In order to estimate fair values, we consider several variables, such as interest rates, discount rates, foreign exchange rates and future cash flows. Our most important sources of information concerning these variables are the market projections of future exchange and interest rates provided by the BM&FBovespa. We believe BM&FBovespa to be the most adequate and reliable source of information available for our calculations. However, given the volatility inherent in financial markets, estimates concerning the variables used to calculate fair values are subject to constant change. As a consequence, our judgment related to, among other issues, the behavior of these variables, the selection of sources of information and the timing of calculation, directly affects the fair values of our financial instruments and the amount of gains or losses recorded in the income statement.

Post-employment benefits. The company and its subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Severance Pay Fund (Fundo de Garantia por Tempo de Serviço - FGTS), and health and life insurance plan for eligible retirees. The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and are recorded in the financial statements in accordance with Resolution CVM 600/2009.

Significant actuarial assumptions adopted include:

Economic Factors

•	Discount rate for the actuarial obligation at present value - 10.29% per annum

•	Average projected salary growth rate - 6.32% per annum

•	Inflation rate (long term) - 4.24% per annum

•	Growth rate of medical services - 8.41% per annum

Demographic factors

•	Mortality Table - AT 2000 Basic decreased by 10% (*)

•	Disabled Mortality Table - RRB 1983

•	Disability Table - RRB 1944 modified

(*) CSO-80 mortality table was used for the life insurance benefit.

Results of operations

The following discussion of our results of operations is based on the financial information derived from our consolidated financial statements prepared in accordance with IFRS.

Year ended December 31, 2010 compared to the year ended December 31, 2009.

The following table shows a summary of our results of operations for the years ended December 31, 2010 and 2009:

	Year ended December 31, 2010	Percentage of net revenue from sales and services	Year ended December 31, 2009	Percentage of net revenue from sales and services	Percent change
	IFRS
	(in millions of Reais, except percentages)
Net revenue from sales and services	42,481.7	100%	36,097.1	100%	18%
Cost of products and services sold	(39,322.9)	93%	(33.443.6)	93%	18%

Gross income	3,158.8	7%	2,653.5	7%	19%
Selling, general and administrative expenses (SG&A)	(1,924.1)	5%	(1,771.7)	5%	9%
Other net operating income	10.8	0%	19.3	0%	(44)%
Income from disposal of assets	79.0	0%	18.9	0%	317%
Operating income before financial income	1,324.5	3%	920.0	3%	44%
Net financial income (expense)	(264.1)	1%	(291.5)	1%	(9)%
Income tax and social contribution	(295.2)	1%	(188.0)	1%	57%
Equity in income of affiliates	0.0	0%	0.2	0%	(98)%
Net income for the year	765.2	2%	440.7	1%	74%
Attributable to Ultrapar’s shareholders	765.3	2%	437.1	1%	75%
Attributable to non-controlling interest in subsidiaries	(0.1)	0%	3.6	0%	(103)%
Adjusted EBITDA(1)	1,776.3	4%	1,430.4	4%	24%

(1)	See footnote 6 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for additional discussion of adjusted EBITDA and its reconciliation to other information in our financial statements.

Net revenue from sales and services. Ultrapar’s net revenue from sales and services increased 18%, from R$36,097.1 million in 2009 to R$42,481.7 million in 2010, mainly as a result of the increased sales volume in all businesses and the consolidation of Texaco’s net revenue from sales and services from the second quarter of 2009 onwards, partially offset by the sale of the in-house logistics, solid bulk storage, and road transportation businesses of Ultracargo in July 2010. See “Item 4.A. Information on the Company — History and Development of the Company”.

The following table shows the change in net revenue from sales and services for each of our businesses:

	Year ended December 31,		Percent change
	IFRS
	2010	2009
	(in millions of Reais)
Ultragaz	3,661.3	3,441.0	6%
Ipiranga	36,483.5	30,485.8	20%
Oxiteno	2,083.0	1,915.8	9%
Ultracargo	293.3	336.6	(13)%

Ultragaz’s net revenue from sales and services increased by 6%, from R$3,441.0 million in 2009 to R$3,661.3 million in 2010, mainly as a result of (i) a 1% increase in sales volume from 1,589 thousand tons in 2009 to 1,608 thousand tons in 2010, with volumes practically stable in the bottled segment and a 4% growth in the bulk segment, due to the increased economic activity and the recovery in industrial activity, (ii) an increase in average selling prices due to an increase in the cost of LPG used in the bulk segment from January 2010 onwards and (iii) the commercial initiatives and operational efficiency programs implemented.

Ipiranga’s net revenue from sales and services increased by 20%, from R$30,485.8 million in 2009 to R$36,483.5 million in 2010, mainly as a result of (i) a higher sales volume, and (ii) the increase in average prices, resulting from an increase in ethanol costs due to the lower availability of the product in the market, partially offset by the decrease in the diesel prices charged by Petrobras in June 2009. Sales volumes grew by 17%, from 17,214 thousand cubic meters in 2009 to 20,150 thousand cubic meters, as a consequence of the consolidation of Texaco’s volume from April 1st, 2009 onwards and the increase in the light vehicle fleet during 2010 and the economic growth.

Oxiteno’s net revenue from sales and services increased by 9%, from R$1,915.8 million in 2009 to R$2,083.0 million in 2010, mainly due to (i) higher sales volume, (ii) the recovery in the average dollar prices, which was partially offset by a 12% stronger Real. Sales volume grew by 8%, from 634 thousand tons in 2009 to 684 thousand tons in 2010, which included an 11% growth in sales volume of specialty chemicals sold in Brazil, due to increased economic activity and the expansion of production capacity.

Ultracargo’s net revenue from sales and services decreased by 13%, from R$336.6 million in 2009 to R$293.3 million in 2010, mainly due to the sale of the in-house logistics, solid bulk storage and road transportation businesses in July 2010, which was partially offset by the growth in average storage levels in its liquid bulk terminals. Liquid bulk storage volumes increased by 20%, from 461 thousand cubic meters in 2009 to 552 thousand cubic meters in 2010, as a result of the terminal acquired in Suape in December 2009 and of the higher utilization level in the Santos and Aratu terminals, partially offset by a reduction in ethanol handling. See “Item 4.A. Information on the Company — History and Development of the Company”.

Cost of products and services sold. Ultrapar’s cost of products and services sold increased by 18%, from R$33,443.6 million in 2009 to R$39,322.9 million in 2010, mainly as a result of the increased sales volume of all businesses and the consolidation of Texaco’s cost of products and services sold from the second quarter of 2009 onwards, which was partially offset by the sale of the in-house logistics, solid bulk storage, and road transportation businesses of Ultracargo in July 2010.

The following table shows the change in cost of products and services sold for each of our businesses:

	Year ended December 31,		Percent change
	IFRS
	2010	2009
	(in millions of Reais)
Ultragaz	3,075.7	2,946.6	4%
Ipiranga	34,524.3	28,831.3	20%
Oxiteno	1,655.3	1,587.3	4%
Ultracargo	138.2	200.0	(31)%

Ultragaz’s cost of products and services sold increased by 4%, from R$2,946.6 million in 2009 to R$3,075.7 million in 2010, mainly as a result of (i) the 6% increase in the ex-refinery cost of LPG used in the bulk segment from January 2010 onwards and (ii) the 1% sales volume increase.

Ipiranga’s cost of products and services sold increased 20%, from R$28,831.3 million in 2009 to R$34,524.3 million in 2010, as a result of the (i) 17% higher sales volume, (ii) an increase in the share of gasoline in the product mix, and (iii) the increase in ethanol costs due to the lower availability of the product, partially offset by the 10.5% decrease in the ex-refinery cost of diesel in June 2009.

Oxiteno’s cost of products and services sold increased 4%, from R$1,587.3 million in 2009 to R$1,655.3 million in 2010, mainly as a result of (i) an 8% growth in sales volume, (ii) a higher unit variable cost of raw materials denominated in U.S. dollars, and (iii) extraordinary costs resulting from the maintenance stoppage of the Camaçari plant, effects that were partially offset by the 12% stronger Real.

Ultracargo’s cost of products and services sold decreased by 31%, from R$200.0 million in 2009 to R$138.2 million in 2010, mainly as a result of the effects of the sale of the in-house logistics, solid bulk storage, and road transportation businesses in July 2010, which was partially offset by the growth in average storage levels in its liquid bulk terminals. See “Item 4.A. Information on the Company — History and Development of the Company”.

Gross income. Ultrapar’s gross income increased by 19%, from R$2,653.5 million in 2009 to R$3,158.8 million in 2010, mainly as a result of the increased gross income in all businesses and the consolidation of Texaco’s gross income from the second quarter of 2009 onwards. Ultragaz’s gross income increased by 18% from R$494.3 million in 2009 to R$585.6 million in 2010. Ipiranga’s gross income increased by 18%, from R$1,654.5 million in 2009 to R$1,959.1 million in 2010. Oxiteno’s gross income increased by 30%, from R$328.6 million in 2009 to R$427.7 million in 2010. Ultracargo’s gross income increased by 14%, from R$136.6 million in 2009 to R$155.1 million in 2010.

Selling, general and administrative expenses. Ultrapar’s selling, general and administrative expenses (“SG&A”) increased by 9%, from R$1,771.7 million in 2009 to R$1,924.1 million in 2010, mainly as a result of the consolidation of Texaco’s SG&A from the second quarter of 2009 onwards.

The following table shows the change in SG&A for each of our businesses:

	Year ended December 31,		Percent change
	IFRS
	2010	2009
	(in millions of Reais)
Ultragaz	375.4	325.0	15%
Ipiranga	1,183.7	1,095.0	8%
Oxiteno	291.0	259.9	12%
Ultracargo	75.7	87.5	(13)%

Ultragaz’s SG&A increased by 15%, from to R$325.0 million in 2009 to R$375.4 million in 2010, mainly as a result of (i) increased expenses related to promotional and sales campaigns, (ii) higher personnel expenses due to increased inflation and (iii) an increase in variable compensation, in line with Ultragaz’s increased earnings.

Ipiranga’s SG&A increased by 8%, from R$1,095.0 million in 2009 to R$1,183.7 million in 2010, mainly as a result of a 17% increase in sales volume and the consolidation of Texaco’s SG&A from the second quarter of 2009 onwards, which was partially offset by the implementation of the operational and administrative plans.

Oxiteno’s SG&A increased by 12%, from R$259.9 million in 2009 to R$291.0 million in 2010, mainly as a result of increased freight expenses resulting from higher sales volume and increased variable compensation, in line with Oxiteno’s increased earnings.

Ultracargo’s SG&A decreased by 13%, from R$87.5 million in 2009 to R$75.7 million in 2010, mainly as a result of effect of the sale of the in-house logistics, solid bulk storage, and road transportation businesses in July 2010, which was partially offset by the 20% increase in liquid bulk storage levels. See “Item 4.A. Information on the Company — History and Development of the Company”.

Operating income before financial income. As a result of the foregoing, Ultrapar’s operating income before financial income increased by 44%, from R$920.0 million in 2009 to R$1,324.5 million in 2010, mainly as a result of the increased gross income and income from disposal of assets, partially offset by the increase in SG&A.

Income from disposal of assets. Ultrapar’s income from disposal of assets totaled R$79.0 million in 2010 compared to R$18.9 million in 2009, mainly as a result of the sale of fixed assets and the proceeds from the sale of the in-house logistics, solid bulk storage, and road transportation businesses of Ultracargo in July 2010, and the receipt related to MaxFácil, due to the increase in Ipiranga’s distribution network in the last years.

Net financial income (expense). Net financial income (expense) includes mainly revenues and expenses from (i) interest on financial investments and financings and (ii) exchange rate variation. Ultrapar’s net financial expenses decreased 9%, from R$291.5 in 2009 to R$264.1 million in 2010, mainly as a result of the lower cost of debt. Ultrapar’s net debt to EBITDA ratio decreased from 1.5 times EBITDA at the end of 2009 to 1.2 times EBITDA at the end of 2010.

As of December 31, 2010, Ultrapar’s gross debt was R$5,396.0 million, resulting in a net debt of R$2,175.7 million, practically stable in comparison with the amount of R$2,131.8 million as of December 31, 2009. See footnote 7 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for a more complete discussion of net cash (debt) and its reconciliation to information in our financial statements, as well as Notes 4, 14 and 20 to our consolidated financial statements included in this annual report.

Income tax and social contribution. Ultrapar’s income tax and social contribution, net of benefits from income tax exemption, increased 57%, from R$188.0 million in 2009 to R$295.2 million in 2010, mainly as a result of an increase in pre-tax income due to the increase in the operating income in all the businesses and the consolidation of Texaco’s pre-tax income from the second quarter of 2009 onwards.

Net income. As a result of the foregoing, Ultrapar’s net income (including income attributable to non-controlling interest) increased 74%, from R$440.7 million in 2009 to R$765.2 million in 2010. Net income attributable to Ultrapar’s shareholders increased 75%, from R$437.1 million in 2009 to R$765.3 million in 2011.

Adjusted EBITDA. Ultrapar’s adjusted EBITDA was R$1,776.3 million in 2010, up 24% over the amount of R$1,430.4 million in 2009, as a result of adjusted EBITDA growth in all businesses.

The following table shows the change in adjusted EBITDA for each of our businesses:

	Year ended December 31,		Percent change
	IFRS
	2010	2009
	(in millions of Reais)
Ultragaz	307.4	281.2	9%
Ipiranga	1,073.4	829.9	29%
Oxiteno	241.2	170.7	41%
Ultracargo	111.5	104.5	7%

Ultragaz’s adjusted EBITDA increased by 9% from R$281.2 million in 2009 to R$307.4 million, as a result of the recovery in margins, to which the operational efficiency programs implemented and the performance in the bulk segment both contributed, partially offset by increased expenses with promotional and sales campaigns and by higher variable compensation, in line with earnings progression.

Ipiranga’s adjusted EBITDA increased by 29% from R$829.9 million in 2009 to R$1,073.4 million in 2010, mainly as a result of (i) increased sales volume, (ii) synergy gains arising from the consolidation of Texaco, (iii) lower non-recurring expenses related to Texaco’s acquisition, and (iv) an improved product mix, effects partially offset by strong fluctuation in the availability of ethanol in the market.

Oxiteno’s adjusted EBITDA increased by 41% from R$170.7 million to R$241.2 million, despite the 12% stronger Real, as a result of the recovery in margins and of an 8% increase in sales volume. Oxiteno’s unit adjusted EBITDA increased by 49%, from US$ 135/ton in 2009 to US$200/ton in 2010.

Ultracargo’s adjusted EBITDA increased by 7%, from R$104.5 million to R$111.5 million in 2010, as a result of the growth in average storage in liquid bulk terminals, partially offset by the effects of the sale of the in-house logistics, solid bulk storage, and road transportation businesses. In 2010, Ultracargo’s adjusted EBITDA margin reached 38%, higher than the 31% margin reported in 2009. See “Item 4.A. Information on the Company — History and Development of the Company”.

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

From time to time, we examine the opportunities for acquisitions and investments. We consider different types of investments, either direct or through subsidiaries, joint ventures, or affiliated companies, and we finance such investments using cash generated from our operations, through funding raised in the capital markets, through capital increases or through a combination of these methods.

Sources and uses of funds

Net cash flow from operations was R$1,508.2 million and R$1,742.1 million in the years ended December 31, 2010 and 2009, respectively. Our cash flow from operations decreased by R$233.9 million in 2010 compared to 2009, mainly as a result of an increase in working capital requirements in 2010 due to the growth of our businesses, compared to a decrease in working capital requirements in 2009.

Net cash flow from financing activities totaled R$153.6 million and R$484.5 million in the years ended December 31, 2010 and 2009, respectively. The R$330.9 million decrease in net cash flow from financing activities reflected the higher borrowings in 2009 due to higher investments in acquisitions, notably the Texaco’s acquisition completed in March 2009. Our principal source of financing activities were from Banco Bradesco S.A., Banco do Brasil S.A., BNDES - Banco Nacional de Desenvolvimento Econômico e Social and Caixa Econômica Federal. Accordingly, cash and cash equivalents varied from R$1,887.5 million in 2009 to R$2,642.4 million in 2010.

Net cash flow used in investing activities totaled R$903.6 million and R$1,609.0 million in the years ended December 31, 2010 and 2009, respectively. Our net cash flow used in investing activities decreased R$705.4 million. In 2010 and 2009, R$840.8 million and R$603.8 million were invested in additions to property, plants and equipment and intangible assets. In 2010, Ultrapar completed the sale of its road transportation, solid bulk storage and in-house logistics businesses, with a net receipt of R$80 million, which was partially offset by the initial payment of R$47 million made in November 2010 for the acquisition of DNP. In 2009, we invested R$1,355.5 million in acquisitions, net of disposals, mainly for the acquisition of Texaco in 2009. For more information on investments and capital expenditures, see “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Investments”.

We believe we have sufficient working capital for our present requirements. We have R$820.5 million in debt maturing from January 2011 through December 2011. Additionally, we have a R$1,044.0 million capital expenditures budget for 2011. As of December 31, 2010, we had R$3,220.4 million in cash, cash equivalents, short-and long-term investments. We expect to meet these cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financing and the refinancing of some of our indebtedness as it becomes due.

We anticipate that we will spend approximately R$9.3 billion in the next five years to meet long-term contractual obligations described in the Tabular Disclosure of Contractual Obligations and to the 2011 budgeted capital expenditures. We expect to meet these cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financing and the refinancing of some of our indebtedness as it becomes due.

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

Indebtedness

As of December 31, 2010, our consolidated short-and long-term debt was as follows:

Indebtedness	Currency	Interest Rate(1)	Principal amount of outstanding and accrued interest through December 31,
			IFRS
			2010	2009
			(in millions of Reais)
Foreign currency-denominated loans:
Notes due in 2015	US$	7.2%	413.3	431.0
Syndicated loan	US$	LIBOR(2) + 1.2%	99.7	104.1
BNDES	US$	6.1%	67.2	46.9
Foreign currency advances delivered	US$	1.3%	64.1	72.1
Advances on Foreign Exchange Contracts	US$	1.6%	41.6	118.6
Financial institutions	MX$(3)	TIIE(3) + 2.6%	16.7	12.2
Financial institutions	US$	LIBOR(2) + 2.1%	6.7	9.6
Financial institutions — RPR	US$	0.9%	1.6	—
FINIMP	US$	7.0%	0.8	0.8
Financial institutions	Bs(4)	28.0%	0.0	1.0
BNDES	UMBNDES(5)	7.6%	0.0	0.5
FINIMP — RPR			—	16.6
Reais - denominated loans:
Banco do Brasil	R$	11.8%	1,916.3	532.2
Debentures	R$	108.5% of CDI	1,196.1	1,187.9
BNDES	R$	TJLP(6) + 3.7%	1,178.1	1,027.4
Banco do Nordeste do Brasil	R$	8.5%(7)	99.4	112.6
Loan — Maxfácil	R$	100% of CDI	77.4	110.8
BNDES	R$	5.8%	65.1	12.3
FINEP — Research and Projects Financing	R$	TJLP(6) + 0.6%	61.7	68.1
Working capital loan — União Vopak/RPR	R$	116.2% of CDI	23.8	18.5
FINAME — Financing for Machines and Equipment	R$	TJLP(6) + 2.9%	5.9	16.7
Floating rate finance lease	R$	CDI + 1.7%	3.4	13.2
Fixed rate finance lease	R$	14.9%	2.2	2.1
Others	R$	CDI + 1.8%	0.6	4.3
Bank credit note			—	495.3
Total loans			5,341.7	4,415.0
Unrealized losses on swaps transactions			54.4	51.7

Total			5,396.0	4,466.7

(1)	Interest rate only as of 2010.
(2)	LIBOR = London Interbank Offered Rate.
(3)	MX$ = Mexican peso and TIIE = the Mexican interbank balance interest rate.
(4)	Bs = Venezuelan Bolívar Forte.
(5)	UMBNDES = monetary unit of BNDES (Banco Nacional de Desenvolvimento Econômico e Social) is a “basket of currencies” representing the composition of foreign currency debt obligations of BNDES. As of December 2010, 96% of this composition reflected the U.S. dollar.
(6)	TJLP (Long-Term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of BNDES. On December 31, 2010, TJLP was fixed at 6% p.a.
(7)	Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to foster the development of the industrial sector, administered by Banco do Nordeste. On December 31, 2010, the FNE interest was 10% p.a. FNE grants a discount of 15% over the interest rate for timely payments.

Our consolidated debt as of December 31, 2010 had the following maturity schedule:

Maturity	Amount
(in millions of Reais)
January 1, 2011 to December 31, 2011	820.5
January 1, 2012 to December 31, 2012	2,197.8
January 1, 2013 to December 31, 2013	1,024.9
January 1, 2014 to December 31, 2014	440.5
January 1, 2015 to December 31, 2015	824.7
Thereafter	87.6

Total	5,396.0

As provided in Resolution IAS 39, the transaction costs and issuance premiums associated with our fund raising were added to our financial liabilities. See Note 14(i) to our consolidated financial statements for more information.

The financings are guaranteed by collateral in the amount of R$83.7 million as of December 31, 2010 and by guarantees and promissory notes in the amount of R$2,006.1 million as of December 31, 2010. In addition, Ultrapar and its subsidiaries offer guarantees in bank letters of credit for commercial and legal proceeding in the amount of R$141.1 million as of December 31, 2010.

Some subsidiaries issued collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$7.8 million as of December 31, 2010 with maturities of no more than 211 days. As of December 31, 2010, the company and its subsidiaries did not have losses in connection with these collaterals. The fair value of collateral recognized in current liabilities is R$0.2 million as of December 31, 2010. This fair value is recognized in income as customers set their obligations with financial institutions.

Some of our financing agreements contain cross-default clauses whereby we are required to pay in case of default of other debts equal to or greater than US$10.0 million. As of December 31, 2010, there was no event of default on such debts.

Notes due in 2015. In December 2005, Ultragaz’s subsidiary, LPG International, issued notes in the amount of US$250 million, maturing in December 2015, with annual interest rate of 7.25% paid semiannually, with the first payment made in June 2006. The issuance price was 98.75% of the notes’ face value, which represented a total yield for investors of 7.429% per year upon issuance. The notes were secured by Ultrapar and Oxiteno S.A. As a result of the issuance of these notes, Ultrapar is required to undertake certain obligations, including:

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

We believe these restrictions imposed on Ultrapar are customary for transactions of this nature and have not limited their abilities to conduct their businesses to date. See “Item 11. Quantitative and Qualitative Disclosures About Market Risks — Material Contracts — Notes due in 2015”.

Syndicated loan. In June 1997, Ultragaz issued US$60 million in notes (the Original Notes) maturing in 2005.

In June 2005, Oxiteno’s subsidiary Oxiteno Overseas Corp., or Oxiteno Overseas, acquired the full amount of Original Notes issued by Cia Ultragaz, with funds from a syndicated loan in the amount of US$60 million with maturity in June 2008 and interest rate of 5.05% per year. In June 2008, the subsidiary Oxiteno Overseas renewed the syndicated loan contracted in June 2005 in the amount of US$60 million. The syndicated loan had maturity in June 2011 and financial charge of LIBOR + 1.25% p.a. In June 2011, the syndicated loan was renegotiated with financial charge of LIBOR + 1% p.a. and maturity in June 2014. The company contracted hedging instruments for floating interest rate in dollar and exchange rate variation, changing the syndicated loan charge to 86.9% of CDI. The syndicated loan is secured by the company and subsidiary Oxiteno S.A. See “Item 11.Quantitative and qualitative disclosures about market risk”.

As a result of the issuance of the syndicated loan, some obligations other than those in LPG International notes must be maintained by Ultrapar:

•	Maintenance of a financial index, determined by the ratio between consolidated net debt and consolidated EBITDA, at less than or equal to 3.5.

•	Maintenance of a financial index determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

We believe the restrictions imposed on Ultrapar and its subsidiaries are customary for transactions of this nature and have not limited their abilities to conduct their businesses to date.

In April 2006, Oxiteno Overseas sold the Original Notes issued by Ultragaz to a financial institution. Simultaneously, the subsidiary acquired from that financial institution notes linked to the Original Notes (Linked Notes), thus obtaining an additional return on this investment. On December 23, 2009 the subsidiary Oxiteno Overseas sold the Linked Notes to the financial institution and repurchased the Original Notes.

Debentures and promissory note denominated in Reais.

In June 2009, Ultrapar made its third issuance of debentures, in a single series of 1,200 simple, non-convertible into shares and unsecured with the following characteristics:

Face value unit:	R$1,000,000.00

Final maturity:	May 19, 2012

Payment of the face value:	Bullet at final maturity

Interest:	CDI + 3.0% p.a.

Payment of interest:	Annually

Reprice:	Not applicable

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

In December 2009, we concluded the review of certain terms and conditions of our third issuance of debentures. Thus, the interest of the debentures was reduced to 108.5% of CDI and its maturity date was extended to December 4, 2012. The debentures have annual interest payments and amortization in one single tranche at the maturity date, with the following characteristics:

Face value unit:	R$1,000,000.00

Final maturity:	December 4, 2012

Payment of the face value:	Bullet at final maturity

Interest:	108.5% of CDI

Payment of interest:	Annually

Reprice:	Not applicable

BNDES.

In August 2006, our subsidiaries signed a revolving line of credit agreement with BNDES (Brazilian National Development Bank) in the total amount of R$728 million. In December 2008, another agreement of the same nature was signed raising the total amount of this credit agreement to R$ 1.6 billion, including new beneficiaries (IPP and its subsidiaries). As of December 31, 2010, the amount being used by our subsidiaries was R$645 million. See “Item 10.C. Additional Information — Material Contracts — BNDES”.

During the effectiveness of this agreement, the company must keep the following capitalization and current liquidity levels, as determined in annual audited balance sheet:

•	capitalization level: shareholders’ equity / total assets equal to or above 0.3; and

•	current liquidity level: current assets / current liabilities equal to or above 1.3.

Additionally, Ultrapar, through its subsidiaries, contracted a working capital loan (not included in revolving line described above) in 2009 with BNDES in the total amount of R$612 million. As of December 31, 2010, the total amount outstanding of this debt was R$623.6 million.

Bank credit note.

In March 2009, our subsidiary IPP entered into a loan agreement with Caixa Econômica Federal — CEF for R$500 million maturing in 2012. In March 2010, subsidiary IPP settled this loan in advance. See “Item 4.A. Information on the Company — History and Development of the Company”.

R$1.4 billion loans with Banco do Brasil.

Our subsidiary IPP has loans with Banco do Brasil aimed to finance the marketing, processing or manufacturing of agricultural goods (ethanol). During 2010, IPP signed an additional R$1,400 million, and renewed loans maturing over this period, in the amount of R$410 million. IPP contracted interest hedging instruments converting the interest rate of these loans to an average of 98.75% of CDI. Our subsidiary IPP designates such instruments of protection as fair value hedge, and therefore, both the loans and the financial instruments are stated at their calculated fair value since the beginning of the contracts.

See “Item 4.A. Information on the Company — History and Developments of the Company — Recent Developments” and “Item 10.C. Additional Information — Material Contracts — Loan with Banco do Brasil”.

Investments

Equity investments

The table below shows our equity investments for the years ended December 31, 2010 and 2009. For more details on these acquisitions see “Item 4.A. Information on the Company — History and Development of the Company — Investments”.

	Year ended December 31,
	IFRS
	2010		2009
	(in millions of Reais)
Ultragaz	—		—
Ipiranga	—		—
Oxiteno	0.8		—
Ultracargo	(80.4	)(1)	—
Others	46.8	(2)	1,355.5	(3)

Total	(32.8)		1,355.5

(1)	Sale of the in-house logistics solid bulk storage and road transportation businesses of Ultracargo. See “Item 4.A. Information on the Company — History and Development of the Company”.
(2)	Investments made in connection with the acquisition of DNP. See “Item 4.A. Information on the Company — History and Development of the Company”.
(3)	Investments made in connection with the acquisition of Texaco. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Texaco”.

Organic Investments

The following table shows our organic investments for the years ended December 31, 2010 and 2009:

	Year ended December 31,
	IFRS
	2010	2009
	(in millions of Reais)
Ultragaz	157.1	105.4
Ipiranga(1)	382.6	222.4
Oxiteno	227.3	163.4
Ultracargo	61.8	78.9
Others(2)	18.7	15.0

Total organic investments, net of disposals	847.5	585.1

(1)	Includes financing and bonuses to our resellers, net of repayments. Bonuses are lump sum payments made by distributors to resellers. Resellers typically use these payments to improve their facilities or to invest in working capital. Financing for clients is included under working capital in the cash flow statement. In 2010 and 2009 assets acquired through financing and bonuses to clients amounted to R$ 209 million and R$105 million, respectively.
(2)	Includes capital expenditures related to maintenance of our headquarters, made by our wholly owned subsidiary Imaven, capital and expenditures made by Serma.

Ultragaz invested R$157 million in 2010, mainly in new clients in the bulk segment, where volume growth is linked to the overall economic performance, and in the renewal of LPG bottles.

Ipiranga invested R$383 million in 2010, mainly in the conversion of unbranded service stations, new service stations, and renewal and improvement of the distribution network, in order to strengthen its strategic positioning and to increase its operating scale. Of the total amounted invested, R$376 million were related to additions to property, plant and equipment and intangible assets, and R$7 million were related to financing to clients, net of repayments.

Oxiteno invested R$227 million in 2010, mainly in the expansion of the ethylene oxide unit in Camaçari, which will be completed in 2011, and in the conclusion of the expansion of the ethoxylation production capacity at the Camaçari plant, which started operating in late 2010, increasing Oxiteno’s ethoxylates capacity by 70 thousand tons per year.

Ultracargo invested R$62 million in 2010, mainly to expand the Suape terminal, which will add 30 thousand cubic meters to Ultracargo’s capacity and is expected to start up in the second quarter of 2011, and the modernization of its terminals.

Ultrapar’s 2011 investment plan, excluding acquisitions, amounts to R$1,044 million and aims at growth through increased scale, technological differentiation and productivity gains, as well as modernizing existing operations. Ultrapar expects to invest R$171 million at Ultragaz, R$548 million at Ipiranga, R$153 million at Oxiteno and R$146 million at Ultracargo. The increase in investments over 2010 reflects the opportunities arising from the continued dynamism of the Brazilian economy and the implementation of strategic initiatives specific to each business unit. At Ultragaz, investments will be mainly dedicated (i) to the expansion of UltraSystem (small bulk), as a result of the higher level of economic activity and the prospects for capturing new clients, (ii) to the expansion and modernization of bottling facilities and (iii) to the replacement of LPG bottles and tanks. At Ipiranga, investments will be directed to the expansion and renewal of its service stations, franchise network and storage facilities, focusing the expansion in the North, Northeast and Midwest regions of Brazil. Out of Ipiranga’s total investment budget, R$520 million refer to additions to property, plant and equipment and intangible assets and R$29 million refer to financing to clients, net of repayments. At Oxiteno, the significant reduction in investments reflects the conclusion of an expansion cycle, with R$87 million directed to expansion projects, mainly the conclusion of the ethylene oxide plant in Camaçari, adding 90 thousand tons/year to the current capacity. Ultracargo’s investments will be directed to expansions in Santos, Suape and Aratu terminals, adding 98 thousand cubic meters to Ultracargo’s storage capacity, an addition equivalent to 15% of its current capacity, with start-ups scheduled for 2011 and 2012.

C. Research and Development, Patents and Licenses, etc.

Research and Development

Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. As of December 31, 2010, 102 employees of Oxiteno were engaged in research and development and engineering activities. Oxiteno’s research and development expenditures in 2010, 2009 and 2008 were R$18.6 million, R$20.5 million and R$18.5 million, respectively. In 2004, Oxiteno founded its own “Science and Technology Council” with six of the world’s major specialists in surfactants as members. These specialists, with experience in the surfactant industry or in the academic environment in the US, Europe and Latin America, follow the trends and opportunities in the sector. Since 2004, the council, currently composed of five specialists, has met once a year in September in São Paulo to analyze Oxiteno’s research and development project portfolio, as well as the management methodology applied. Their recommendations enable Oxiteno to improve its research and development activities’ efficiency, as well as to broaden the reach of its partnerships with international entities. In December 2005, Oxiteno signed a contract with PMD — Project Management and Development Co., or PMD, a private Saudi-Arabian company with their head-office in the industrial city of Al Jubail, to license technologies for the production of ethanolamines and ethoxylates. The technologies licensed by Oxiteno will be used in the petrochemical complex located in Al Jubail, currently being built by PMD. The plants that will use the Oxiteno technologies will have a production capacity of 100,000 tons/year of ethanolamines and 40,000 tons/year of ethoxylates.

Oxiteno’s investments in research and development have resulted in the introduction of 41 new products during the last three years. Oxiteno will continue to invest in research and development focused on developing new product applications to meet clients’ needs.

Trademarks and Patents

Ipiranga owns the trademark for the brands used in its distribution business, including Ipiranga, Km de Vantagens, Jet Oil, Clube VIP, Clube do Milhão, Posto 24 Horas, Atlantic, Ipiranga 4x4, among several others. We submitted a trademark registration for Gasolina Original Ipiranga (Original Ipiranga Gasoline) to the Brazilian government. The trademarks for these brands expire between 2010 and 2020. IPP also owns a supplying pump fuel and other patents. One of Ipiranga’s subsidiaries, am/pm Comestíveis Ltda., is the franchisor of the am/pm brand in Brazil.

Licenses

As part of the acquisition of the Ipiranga Group, we licensed the use of the Ipiranga brand in the Northeast, North and Midwest regions of Brazil to Petrobras until April 2012. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Ipiranga Group”. Under the terms of the acquisition of Texaco, we have the right to use the Texaco brand until March 2012 in the South and Southeast regions of Brazil and until March 2014 in the North, Northeast and Midwest regions of Brazil. See “Item 4.A. Information on the Company — History and Development of the Company— Description of the Acquisition of Texaco”.

D. Trend Information

LPG business

Between 2003 and the end of 2007, LPG prices charged to LPG distributors in Brazil have been stable, despite increases in oil and LPG prices in the international markets, which were partially offset by the appreciation of the Real compared to the U.S. dollar, reducing the difference between LPG prices in Brazil and in the international markets. However, in 2008 Petrobras increased LPG refinery price for commercial and industrial usage by 15% in January, an additional 10% in April and 6% in July. In February 2009, Petrobras reduced the LPG refinery price for commercial and industrial usage by 5%. In January 2010, Petrobras increased the LPG refinery price for commercial and industrial usage by 6%. The LPG refinery price for residential use remained unchanged since 2003. In the last few years, Petrobras’ practice was not to immediately reflect volatility of international prices of oil and its derivatives in the Brazilian market. We cannot guarantee that this trend will continue. Any sharp increase in LPG prices charged to LPG distributors could have an impact on Ultragaz’s results if it is unable to maintain its operational margins or sales volume.

LPG bulk sales are correlated to economic growth, thus an acceleration or deceleration in Brazilian GDP growth can affect our sales volume. As of December 31, 2010, this segment represented approximately 30% of the volume sold by Ultragaz. Bottled LPG is an essential good and, therefore, it has a lower correlation with economic performance.

Chemical and petrochemical business

The specialty chemicals volume in the Brazilian market is correlated to economic growth and therefore an acceleration or deceleration in Brazilian GDP growth can affect our sales volume, as Oxiteno’s specialty chemicals sales in Brazil represented more than 65% of its total sales in 2010. In the last 3 years, Oxiteno completed certain capacity expansions leading to an increase in exports sales and hence in the portion of its volume sold outside Brazil. As the Brazilian market grows, Oxiteno aims to increase the volume sold in the Brazilian market given its lower transport costs and higher margins. Additionally, Oxiteno is currently investing in expanding the capacity of its ethylene oxide unit at Camaçari, Bahia, that will add 90 thousand tons/year to the current capacity, which is likely to provide higher production flexibility and increase the volume sold. A large portion of Oxiteno’s products prices are linked to U.S. dollar. Therefore, a sharp appreciation or depreciation in the value of the Real could have an impact on Oxiteno’s revenues in the future. Since September 2008, the worsening of the global financial crisis led to a sharp reduction in the flow of capital to Brazil, reversing the Real appreciation trend in place since 2003. However, during the following quarters, measures adopted by the Brazilian government to minimize the impact of the crisis started to positively reflect on the Brazilian economy, driving an increase in the inflow of foreign investments in the country, thus contributing to a 25% appreciation of the Brazilian currency against the U.S. dollar in 2009 (the highest appreciation rate for the decade), closing the year at a rate of R$1.74/US$. In 2010, the effects of the strong economic growth in Brazil, together with the public offering of Petrobras in the third quarter, resulted in a record of foreign investments inflow to Brazil, contributing to a 12% appreciation of the real against the U.S. dollar, which ended the year at R$ 1.67/US$. From December 31, 2010 to June 24, 2011, the Brazilian Real appreciated 4% against the U.S. dollar. We cannot predict whether the Real will keep this trend.

Oxiteno’s main raw material is ethylene, which is produced from naphtha in Brazil. Naphtha prices in Brazil fluctuate with oil prices, which sharply decreased in the international markets in late 2008. However, in 2009, several governmental initiatives adopted to minimize the effects of the crisis also contributed to the beginning of the economic recovery of certain countries, particularly in emerging markets, with a recovery of the demand for commodities and a consequent upward trend in their prices, notably oil, which closed 2009 quoted at US$75 per barrel, an 80% increase compared with its 2008 closing price. In 2010, the slow recovery in the economy of certain countries, particularly developed countries, led to a relative stability in oil prices during the first nine months of 2010. From the forth quarter of 2010 onwards, the demand for oil increased, as a result of severe winter in the northern hemisphere and the overall global economic growth, which resulted in an 18% increase in oil prices during the period. As of December 31, 2010 price for oil was US$ 92/barrel, up 23% from December 31, 2009.

We cannot predict whether oil and ethylene prices will keep this trend. A sharp variation in ethylene prices could have an impact on Oxiteno’s results of operations if it is unable to maintain its operational margins.

The increase in demand for chemical and petrochemical products in Brazil during the last years and the ongoing integration of regional and world markets have contributed to the increasing integration of the Brazilian petrochemical industry into the international petrochemical marketplace. As a consequence, events affecting the petrochemical industry worldwide could have a material effect on our business and results of operations. For example, the chemical industry performance worldwide was strongly affected by the world financial crisis in 2009, which caused the demand for chemical products to decrease in several countries. Due to the faster recovery of the Brazilian economy, Oxiteno faced tougher competition from certain foreign producers in 2009. In 2010, the competitive environment normalized.

Fuel distribution business

In the recent past, the combined sales of gasoline, ethanol and natural gas in Brazil have been correlated to the growth of the light vehicle fleet. In 2009, as part of the Brazilian government plan to mitigate the effects of the global financial crisis, some measures were implemented to incentivize economic activity, such as federal tax on manufactured products (IPI) break. Such measures, associated with a gradual increase in credit availability, resulted in a positive response from certain sectors of the economy. This was particularly notable with respect to the automotive industry, which in 2009 reported another sales record with more than 3 million new vehicles licensed, leading to an estimated fleet increase of 8% during the year. In 2010, despite the removal of tax breaks to the automotive industry in March 2010, the number of licensed light vehicles reached a new record level of 3.3 million vehicles, 11% growth from 2009. In December 2010, in an effort to control inflation, the Brazilian government announced measures to limit the availability of credit. From December 31, 2010 to May 31, 2011, the number of licensed light vehicles increased 8% compared with the same period of the previous year. Additionally, we believe the current ratio of inhabitants per vehicle in Brazil is still low when compared to the rate seen in countries with similar level of development. According to 2008 data released by ANFAVEA (the last available data), the penetration of light vehicles in Brazil is about 14% of total inhabitants, while in Argentina it is 21% and in Mexico it is 25%. Diesel sales, which in 2010 accounted for more than 55% of the volume sold by Ipiranga, have historically been correlated with Brazilian economic performance. In 2010, the Brazilian diesel market, according to ANP data, presented strong growth of 11% compared to 2009, but with decreasing growth rates over the quarters, similar to the evolution of Brazilian GDP. The increase in fuels consumption could have a positive effect on the future volume sold by the company and on its results, but we cannot guarantee that this trend will continue.

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

E. Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations, as of December 31, 2010:

	Payment due by period
Contractual obligations	Total	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
	(in millions of Reais)
Financing	5,396.0	820.5	3,222.7	1,265.2	87.6
Estimated interest payments on financing(1)(2)	1,395.8	289.5	634.6	464.2	7.6
Estimated planned funding of pension and other postretirement benefit obligations(3)	348.0	13.3	28.3	30.7	275.8
Purchase obligations — raw materials(4)	3,236.3	274.5	564.9	575.6	1,821.4
Purchase obligations — utilities(5)	69.0	17.7	32.0	19.3	—
Operating leases(6)	82.2	6.7	13.4	13.4	48.7
Royalties(7)	2.6	0.6	1.2	0.9	—

Total contractual obligations	10,529.9	1,422.7	4,497.0	2,369.2	2,241.1

(1)	The estimated interest payment amount was calculated based on macro-economic assumptions including, on average for the period, principally (i) an 11% CDI interest rate, (ii) a 4.0% variation in the Reais to U.S. dollar exchange rate and (iii) a 6.0% TJLP rate. See “Item 5.B. Operating and Financial Review and Prospect — Liquidity and Capital Resources — Indebtedness” and Note 14 to our consolidated financial statements for more information about the maturity of our debt and applicable interest rates. See Notes 14 and 20 to our consolidated financial statements for more information on the maturity and the fair value of our swap agreements.
(2)	Includes estimated interest payments on our short- and long-term debt. Does not include any information about our derivative instruments, for which the fair value is disclosed in Item 11. Quantitative and Qualitative Disclosures About Market Risk. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for more information about our derivative instruments.
(3)	The estimated payment amount was calculated based on a 4% inflation assumption.
(4)	Oxiteno Nordeste has a supply contract with Braskem, which establishes a minimum quarterly consumption level of ethylene and conditions for the supply of ethylene until 2021. Under the terms of this agreement, Oxiteno is currently required to purchase at least 190 thousand tons in 2011. In 2012, Oxiteno will be required to purchase at least 220 thousand tons per year, which will gradually increase to 235 thousand tons per year from 2015 to 2021. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased. The minimum purchase commitment clause is in renegotiation with Braskem. On August 1, 2008, Oxiteno S.A. signed an Ethylene Supply Agreement with Quattor, valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. In case of breach of the minimum purchase commitment, the subsidiary agrees to pay a penalty of 30% of the current ethylene price for the quantity not purchased.
(5)	The purchase obligation relates to long-term contracts under which Oxiteno is required to purchase a minimum amount of energy annually.
(6)

Tequimar has contracts with CODEBA — Companhia Docas do Estado da Bahia and Complexo Industrial Portuário Governador Eraldo Gueiros - in connection with its ports facilities in Aratu and Suape, respectively. Such contracts establish a minimum cargo movement of products (i) in Aratu, of 1,000,000 tons per year until 2016, and of 900,000 tons per year from 2017 to 2022, as well as (ii) in Suape, of 250,000 tons per year, until 2027. With the acquisition of the assets of Puma, Tequimar assumed another contract with the Complexo Industrial Portuário Governador Eraldo Gueiros, establishing an additional minimum cargo movement of products of 400,000 tons per year in Suape until 2029. If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement based on the port tariff rates on the date established for payment. As of December 31, 2010, these rates were R$ 5.79 for Aratu and R$ 1.38 for Suape. The company has been in compliance with the minimum movement of products since the inception of the contracts.

(7)	Corresponds to a franchise contract with am/pm International under which Ipiranga is required to pay minimum royalty fees until 2015.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table lists the current members of our Board of Directors and senior management.

Name	Position	Years with the company	Age
Board of Directors
Paulo Guilherme Aguiar Cunha	Chairman	44	71
Lucio de Castro Andrade Filho	Vice Chairman	34	66
Ana Maria Levy Villela Igel	Director	13	68
Renato Ochman	Director	10	51
Nildemar Secches	Director	9	62
Paulo Vieira Belotti	Director	13	79
Olavo Egydio Monteiro de Carvalho	Director	8	69
Luiz Carlos Teixeira	Director	3	64
Thilo Mannhardt (1)	Director	—	56

Executive Officers
Pedro Wongtschowski	Chief Executive Officer	33	65
André Covre	Chief Financial and Investor Relations Officer, Ultrapar	7	40
João Benjamin Parolin	Officer, Oxiteno	25	52
Pedro Jorge Filho	Officer, Ultragaz	33	57
Leocadio de Almeida Antunes Filho	Officer, Ipiranga	4	60
Ricardo Isaac Catran	Officer, Ultracargo	31	56

(1)	Elected in April 2011.

Summarized below is information regarding the business experience, areas of experience and principal outside business interest of the current members of our Board of Directors and our senior management.

Board of Directors

Paulo Guilherme Aguiar Cunha. Mr. Cunha has been the chairman of our Board of Directors since 1998 and was our Chief Executive Officer until January 2007. Mr. Cunha has been a member of the Board of Directors of Monteiro Aranha since 1997. Mr. Cunha joined Ultrapar in 1967 and was appointed vice president in 1973 and Chief Executive Officer in 1981. Mr. Cunha has also been a member of the CMN — National Monetary Council, a member of the board of BNDESPAR, a subsidiary of BNDES, president of the Brazilian Association of Technical Standards — ABNT, a member of the consulting board of ABIQUIM and president of IBP, the Brazilian Petroleum Institute (Instituto Brasileiro de Petróleo). Mr. Cunha is a board member of the Superior Council of Economy and of the Consultative Council for Industry of FIESP, the state of São Paulo Industry Association and ex-president of IEDI — Research Institution for the Industrial Development, where he currently is a member of the Board of Directors. Mr. Cunha is also a member of the board of Insper — IBMEC Business School, of the board of IPT — Technological Research Institution and of Development Council of PUC – RJ, an educational institution. Since 2008, Mr. Cunha has also been a board member of the Superior Strategic Council of FIESP. Mr. Cunha received a degree in industrial mechanical engineering from PUC — Catholic University in Rio de Janeiro in 1962. Mr. Cunha also was a Professor of Engineering at the Catholic University and at the Federal University of Rio de Janeiro from 1963 to 1966.

Lucio de Castro Andrade Filho. Mr. Andrade Filho has been the vice chairman of our Board of Directors since 1998. He joined Ultrapar in 1977 and since then Mr. Andrade Filho has held a number of positions with Ultrapar’s subsidiaries in the LPG, logistics, engineering and chemicals segments, as well as serving as Ultrapar’s vice president from 1982 to 2006. Mr. Andrade Filho was also the Chief Executive Officer of GLP — Qualidade Compartilhada, an LPG industry association and a member of the Board of Directors of the Brazilian Petroleum Institute. He has also been a member of the Consultative Council of Green Capital, a private equity fund, since 2009. Mr. Andrade Filho received degrees in civil engineering and in administration from Mackenzie University in São Paulo in 1968 and 1972, respectively.

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

Nildemar Secches. Mr. Secches joined us in April 2002 as a member of our Board of Directors. Mr. Secches is the chairman of the Board of Directors and former CEO of Empresas Perdigão (now Brasil Foods S.A.), as well as a member of the Board of Directors of WEG S.A and of Suzano Papel and Celulose. From 1972 to 1990, Mr. Secches worked for National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social — BNDES), serving as an executive officer from 1987 to 1990. From 1990 to 1994, Mr. Secches served as Chief Executive Officer of Grupo Iochpe-Maxion, where he is currently a member of the Board of Directors. Mr. Secches also previously held positions of Chief Executive Officer of ABEF — Brazilian Association of Chicken Producers and Exporters and vice-president of ABIPECS — Brazilian Association of Pork Producers and Exporters Industries. Mr. Secches received a degree in mechanical engineering from the University of São Paulo, a master’s degree in finance from Catholic University in Rio de Janeiro and a doctoral course in economics from the University of Campinas (in the state of São Paulo).

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

Olavo Egydio Monteiro de Carvalho. Mr. Monteiro de Carvalho joined our company in December 2002 as a member of the Board of Directors. He is chairman of the Board of Directors of Monteiro Aranha S.A. and a member on the Board of Directors of Klabin S.A. He is also the president of the Board of the Rio 2016 Business Advisory (Conselho Empresarial Rio 2016) and a member of the Board of the Municipal Development Advisory (Conselho Municipal do Desenvolvimento — COMUDES), chairman of the Board of Directors of Geociclo Biotecnologia S.A., member of the of the Management Board of Agência Rio-Negócios, an investment and promotion agency created to promote the economic and commercial development of Rio de Janeiro and was president of Associação Comercial do Rio de Janeiro until 2009. He holds a mechanical engineering degree from Technische Hochschule in Munich.

Luiz Carlos Teixeira. Mr. Teixeira joined our company in April 2008 as a member of the Board of Directors. He is an officer of Workers General Union (União Geral de Trabalhadores) in the bank sector, an alternate member of the Board of Directors of Previ (the pension fund of Banco do Brasil’s employees) and the Federation of Latin-American Bank Employees (Federação Latinoamericana dos Trabalhadores Bancários). He is also member of the fiscal council of the Social Promotion Institute (Instituto de Promoção Social – IPROS) and a member of the committee of the Corporate Governance Brazilian Institute (Instituto Brasileiro de Governança Corporativa - IBGC). In addition, from 2004 to 2006 Mr. Teixeira was a member of the fiscal council of Bunge S.A. He holds a marketing degree from Escola Superior de Propaganda e Marketing and a master’s degree in Political and Social Science from Universidade Moura Lacerda.

Thilo Mannhardt. Mr. Mannhardt joined our company in April 2011 as a member of the Board of Directors. He is a senior partner and director of McKinsey & Comp., a global management consulting firm, in which he has been since 1985. He is also a member of the Board of Directors of Technoserve Ltda., a development institution focused on developing countries.

Executive Officers

Pedro Wongtschowski. Mr. Wongtschowski has served as an officer of Ultrapar since 1985, becoming he Chief Executive Officer in January 2007. Mr. Wongtschowski was a member of the Board of Directors of Ultraprev from 1989 to 2006, and an officer of Oxiteno and Oxiteno Nordeste from 1992 to 2006. Mr. Wongtschowski was employed at our chemical fertilizer company from 1970 until 1972 and rejoined Ultrapar in 1977. Mr. Wongtschowski is a member of the board of the Brazilian Association for Chemical Engineering, and he was vice-president of the Board of Directors of ABIQUIM until 2010. He is currently president of Latin American Petrochemical and Chemical Association — APLA. Mr. Wongtschowski received a degree in chemical engineering, master’s degree in chemical engineering and a doctoral degree in chemical engineering from the Escola Politécnica da Universidade de São Paulo. Mr. Wongtschowski is the author of the book “Chemical Industry — Risks and Opportunities” (“Indústria Química — Riscos e Oportunidades”), which was published in 2002 (2nd edition).

André Covre. Mr. Covre joined Ultrapar in 2003 as Corporate Planning and Investor Relations Director. Mr. Covre has been the company’s Chief Financial and Investor Relations Officer since March 2007. Mr. Covre has almost 20 years of experience in strategic development, growth, turn around ventures, corporate finance, mergers & acquisitions and capital markets. From 2008 to 2010, André Covre was the chairman and since 2010 has been vice-chairman of the Latin American Corporate Governance Roundtable’s Companies Circle, a study group sponsored by the Organization for Economic Co-operation and Development – OECD, with cooperation from the IFC (International Finance Corporation) and BM&FBovespa, aiming at developing corporate governance in Latin America. Mr. Covre began his career with Unisys Corp. in the United States, was formerly a treasury manager at Pepsi Cola Engarrafadora (Brazil) and a director of ABN AMRO Capital in Amsterdam, a private equity and venture capital fund. Mr. Covre holds an MBA from INSEAD, in France, and a bachelor degree in government studies from Fundação Getúlio Vargas in São Paulo.

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

Pedro Jorge Filho. Mr. Jorge has been an officer of Ultrapar since April 2005. He has been with the company since 1977 and has held a number of positions with the company, including serving as an officer of Utingás and Director of Engineering and Marketing at Ultragaz. Mr. Jorge was also responsible for the Southeastern and Midwest regions. Mr. Jorge became Ultragaz’s Chief Operating Officer in 2002. He is an officer at Sindigás and at AIGLP (Associación Iberoamericana de Gás Licuado de Petróleo) and vice-president at World LP Gas Association — Paris. Mr. Jorge is also the Chief Executive Officer of GLP - Qualidade Compartilhada, an LPG industry association and a member of the Board of Directors of the Brazilian Petroleum Institute - IBP. He earned a degree in Industrial and Chemical Engineering from Universidade Mackenzie. He also earned a certificate from the Advanced Management Program at INSEAD, in Fontainebleau, France in 1998, and from the program “HR’s — Contribution to Continuous Improvement” at Instituto IESE of Universidade de Navarra, in Barcelona, Spain in 1999.

Leocadio de Almeida Antunes Filho. Mr. Antunes has been an officer of Ultrapar since May 2008. He has held a number of positions at Ipiranga since 1987 when he joined as commercial officer at Fertisul S.A. and Officer at Ipiranga Serrana Fertilizantes S.A. In 1993, he served as an executive officer at CBPI and DPPI. Currently Mr. Antunes is Ipiranga’s Chief Operating Officer and is also Vice-president of Sindicom. Mr. Antunes is also a member of the Board of Directors of the Brazilian Petroleum Institute - IBP, a member of the Board of the Brazilian Institute for Ethics in Competition - ETCO and a member of the International Committee of the Association for Convenience and Fuel Retailing - NACS. He earned a degree in Economics from Universidade Federal do Rio Grande do Sul and post graduate and a master’s degree in Agricultural Economics at University of Reading (UK) and University of London, respectively. Furthermore, he has completed the Advanced Executive Program, from J.L. Kellogg Graduate School of Management at Northwestern University.

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

B. Compensation

For the year ended December 31, 2010, the company provisioned aggregate compensation of our directors and executive officers of approximately R$54.6 million in its financial statements. The higher amount recognized in 2010 was mainly derived from the long-term variable remuneration plan of the executive officers related to the five-year period between 2006 and 2011. The amount related to this plan was recorded in 2010, but is only payable in 2012, if the potential beneficiaries remain in the company and the value of the company shares at the end of 2011 is higher than a pre-established minimum level, reflecting the objective of more than doubling the value of the company between 2006 and 2011. Based on the share price at the end of 2010, this objective was surpassed, generating significant returns to Ultrapar’s shareholders. In addition, a portion of aggregate compensation such amount is represented by the amortization of the shares granted to the executive officers under the Deferred Stock Plan (defined below) and variable compensation, dependent on business performance as measured by metrics such as Economic Value Added — EVA, targets established for a three to four-year period and annually verified. This compensation also considers individual performance based on the adherence to annual targets established in accordance with the strategic planning. See “Item 6.D. Directors, Senior Management and Employees — Employees”.

The table below shows the compensation for our directors and executive officers in 2010:

	Board of Directors	Executive Officers	Total
	(in thousand of Reais, except for the number of members)
Number of members (1)	8.00	5.67
Annual fixed compensation	2,784.0	9,279.0	12,063.0
Salary	2,320.0	5,669.6	7,989.6
Direct and indirect benefits	464.0	3,609.3	4,073.3
Participation in committees	—	—	—
Others	—	—	—
Variable compensation	—	35,296.5	35,296.5
Bonus	—	—	—
Profit sharing	—	8,796.5	8,796.5
Participation in meetings	—	—	—
Commission	—	—	—
Others — including long-term variable compensation	—	26,500.0	26,500.0
Post-employment benefit	—	4,803.7	4,803.7
Benefits due to the interruption in the exercise of the position	—	—	—
Stock-based compensation	—	2,438.0	2,438.0

Total compensation	2,784.0	51,817.1	54,601.1

The table below shows the higher, lower and average individual compensation for our directors and executive officers in 2010:

Body	Number of members (1)	Highest individual compensation	Lowest individual compensation	Average individual compensation
	(in thousand of Reais, except for the number of members)
Board of Directors	8.00	1,005.6	225.6	348.0
Executive Officers (2)	5.67	20,296.9	2,464.6	9,138.8

(1)	Weighted average number of members over the period
(2)	51% of executive officers’ compensation provisioned in the company’s 2010 financial statements relates to a variable remuneration plan covering the period of 2006-2011. The amount related to the plan was provisioned in 2010, but is only payable in 2012 if the potential beneficiaries remain in the company and the value of the company’s shares at the end of 2011 is higher than a pre-established minimum level, reflecting the objective of more than doubling the value of the company between 2006 and 2011. Based on share price at the end of 2010, this objective was surpassed, generating significant returns to Ultrapar’s shareholders.

On April 27, 2001, the General Shareholders’ Meeting approved a plan for granting stock options to members of management and employees in executive positions in the company and its subsidiaries. On November 26, 2003, the extraordinary general shareholders’ meeting approved certain amendments to the original plan of 2001 (the “Deferred Stock Plan”). In the Deferred Stock Plan, certain members of management have the voting and economic rights of preferred shares held as treasury stock and the ownership of these shares is retained by Ultrapar. The Deferred Stock Plan provides for the transfer of the ownership of the shares to those eligible members of management after five to ten years from the initial concession of the rights subject to uninterrupted employment of the Deferred Stock Plan participant by the company during the period. The Board of Directors determines the number of shares to which each eligible participant shall have rights. The total number of shares to be used for the Deferred Stock Plan is subject to the availability in treasury of such shares. It is incumbent on Ultrapar’s executive officers to select the members of management eligible for the plan and propose the number of shares in each case for approval by the Board of Directors. As of December 31, 2010, the amount granted to the company’s executives, including tax charges, totaled R$39.2 million. This amount is amortized over the period of the Deferred Stock Plan. The amortization for 2010 amounted to R$4.6 million, of which R$2.4 million corresponded to shares granted to Ultrapar’s executive officers and was recorded as an operational expense for 2010. The chart below summarizes shares provided to our executive officers, as of December 31, 2010:

Body	Statutory Officers
Number of members(1)				5.67
Granting date(2)	17-Dec-03	4-Oct-04	14-Dec-05	9-Nov-06	12-Dec-07	7-Oct-08	15-Dec-09	10-Nov-10
Number of shares granted(3)	239,200	94,300	20,000	133,600	100,000	416,000	40,000	140,000
Period for the share effective ownership to be transferred	Nov-2013	Sep-2014	Nov-2015	Oct-2016	1/3 in Nov-2012 1/3 in Nov-2013 1/3 in Nov-2014	1/3 in Sep-2013 1/3 in Sep-2014 1/3 in Sep-2015	1/3 in Nov-2014 1/3 in Nov-2015 1/3 in Nov-2016	1/3 in Oct-2015 1/3 in Oct-2016 1/3 in Oct-2017
Price assigned to the shares granted (R$ per share)	7.58	10.20	8.21	11.62	16.17	9.99	20.75	26.78

(1)	Weighted average number of members over the period
(2)	Includes shares granted from 2004 to 2006 to certain officers who were not Statutory Officers at the granting date
(3)	The number and the price of shares granted were retroactively adjusted to reflect the stock split of the shares issued by the company at a ratio of 1 existing share to 4 shares approved by extraordinary general shareholders’ meeting in February 10, 2011. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments – Stock split”.

For more information on our Deferred Stock Plan, please see Note 8(c) to our financial statements.

C. Board Practices

We are managed by our Board of Directors (Conselho de Administração) and by our executive officers (Diretoria). As of December 31, 2010, our Board of Directors consisted of eight members, five of whom were independent. On February 10, 2011, the extraordinary general shareholders’ meeting approved the modification of the maximum number of members of the company’s Board of Directors, amending it from 8 to 9. Currently, our Board of Directors elected at the general shareholders’ meeting on April 27, 2011, consists of nine members, six of whom are independent, according to the Brazilian rules, non-executive members (including one appointed by minority preferred shareholders). Two members of the board were executive officers until December 2006. Our Board of Directors must meet regularly every three months and extraordinarily whenever called by its chairman or by any two directors. During 2010, thirteen board meetings were held. Each meeting of the Board of Directors requires a minimum quorum of three members, including the chairman or the vice-chairman. The Board of Directors is responsible for our general policies, for electing our executive officers and supervising their management, and for deliberating on capital increases up to the authorized capital, distributions of dividends and interest on shareholders’ equity, investments in other companies, our dissolution or incorporation and the appointment of independent auditors, among other responsibilities. Pursuant to Brazilian law, each member of the Board of Directors must hold at least one of our shares and be elected by the holders of our shares at the general shareholders’ meeting.

As of December 31, 2010, members of the Board of Directors were elected for a period of one year and could be reelected. On April 27, 2011 the general shareholders’ meeting approved the modification of the unified term of office of the company’s management from one to two years.

Our New Bylaws require that at least thirty percent of the members of our Board of Directors shall be independent directors, in accordance with independence requirements of the Novo Mercado segment regulation. See “Item 4.A. Information on the Company — History and Development of the Company – Recent Developments — New corporate governance structure” and “Exhibit 1.2. — New Bylaws of Ultrapar, dated as of June 28, 2011”.

As of December 31, 2010, according to Law 10,303/2001, minority shareholders that together held common shares representing at least 15% of the voting capital were entitled to appoint one Board member. Holders of preferred shares representing 10% or more of our total capital stocks had the right to elect one member of our Board of Directors in separate voting. If minority holders of our voting shares and preferred shares did not reach the minimum percentage required for the right to elect a member of the Board of Directors in the manners described above, they may jointly elect a single member to the Board. In this case, such shareholders should jointly represent a minimum of 10% of the corporate capital. Until the general shareholders’ meeting of 2005, preferred shareholders had the right to elect a Board member from a short list of three names nominated by the controlling shareholder. Since the general shareholders’ meeting of 2006, the election of this member has no longer been limited to persons nominated by the controlling shareholder. In 2002, we granted our minority shareholders the right to elect a member of our board of directors, a corporate governance change that Brazilian companies were not required to make until 2006.

Our New Bylaws sets forth that the election of the members of the Board of Directors shall be made through the nomination of a slate of candidates. Only the following slates of candidates will be eligible (a) those nominated by the Board of Directors; or (b) those nominated by any shareholder or group of shareholders.

When electing members to the Board of Directors, shareholders will be entitled to request, as required by law, the adoption of a cumulative voting process, provided that they do so within, at least, forty-eight hours in advance of the shareholders’ meeting. The minimum percentage of capital necessary for requesting the cumulative voting process is 5% of the shares. In the event the election has been conducted by cumulative voting, the removal of any member of the Board of Directors by the shareholders’ meeting shall entail the removal of the other members, giving rise to a new election. See “Exhibit 1.1. — Bylaws of Ultrapar, dated as of April 27, 2011”. Shareholders must prove uninterrupted title to our shares for a period of at least three months immediately prior to the date of the general shareholders’ meeting in order to exercise their rights related to the election of directors.

Executive Officers

As of December 31, 2010, our executive officers included our Chief Executive Officer and a minimum of three and a maximum of five other members. As established by our New Bylaws, our executive officers include our Chief Executive Officer and a minimum of three and a maximum of seven other members. See “Exhibit 1.2. — New Bylaws of Ultrapar, dated as of June 28, 2011”.

As of December 31, 2010, each of our current executive officers was appointed by the Board of Directors for a one-year term. On April 27, 2011, the general shareholders’ meeting approved the modification of the unified term of office of the company’s management from one to two years term, which started on May 11, 2011. The executive officers remain in office until the Board of Directors’ meeting that will appoint the executive officers in 2013. Current executive officers can be reelected for additional two-year terms. For the dates on which our executive officers began holding their respective position, see “Item 6.A. Directors, Senior Management and Employees — Directors and Senior Management”.

Fiscal Council and Audit Committee Exemption

Brazilian Corporate Law requires us to establish a fiscal council (Conselho Fiscal), which may operate on a permanent or non-permanent basis. A fiscal council acting on a non-permanent basis is required to be formed when requested by 10% of voting shareholders or 5% of our non-voting shareholders in a general shareholders’ meeting, and will remain in place only until the following general shareholders’ meeting. At such general shareholders’ meeting, the term of this fiscal council may be extended by our shareholders. In July 2005, our bylaws were revised to provide for the creation of a fiscal council with permanent operations.

Our fiscal council acts as an audit committee pursuant to the requirements of the Sarbanes-Oxley Act. Under Rule 10A-3(c)(3) of the Exchange Act, non-U.S. issuers, such as Ultrapar, are exempt from the audit committee requirements of Section 303A of the NYSE Listed Company Manual if they establish, according to their local law or regulations, another body that acts as an audit committee.

Our fiscal council consists of five members and their respective alternate members. The fiscal council is a separate corporate body independent of our management and our external independent registered public accounting firm. According to the Brazilian Corporate Law, the fiscal council must meet at least four times per year. Since its establishment, in July 2005, our fiscal council has been meeting on a regular basis, and in 2010, they held ten meetings. Our fiscal council is responsible for reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with applicable accounting, internal control and auditing requirements and in compliance with the provisions of Brazilian Corporate Law; the forms of the CVM and requirements for listing on BM&FBovespa; the rules of the SEC and the requirements for listing on NYSE. Our fiscal council also (1) makes recommendations to our board of directors regarding the appointment, retention and oversight of our independent auditors, (2) discusses matters related to interim and annual financial statements with the management of the company and the independent auditors, (3) reviews and evaluates the performance of internal auditing and (4) discusses matters related to effectiveness of the internal controls of the company with management and independent auditors. Our fiscal council is supporting the implementation by the company of improved procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. Our fiscal council may hire outside advisors to assist it with matters related to the course of their duties, and such expenses are covered by the company. The members of our fiscal council are elected by our shareholders at the annual general shareholders’ meeting for one-year terms and are eligible for reelection. The terms of the members of our fiscal council expire at the next annual general shareholders’ meeting. Under Brazilian Corporate Law, individuals who are members of our board of directors or our board of executive officers or are employees or spouses or relatives of any member of our management are not eligible to serve on the fiscal council. To be eligible to serve on our fiscal council, a person must be a resident of Brazil and either a university graduate or has been a company officer or fiscal council member of another Brazilian company for at least three years prior to election to our fiscal council.

From 2005 to 2010, our bylaws provided for a fiscal council with permanent operations. As set forth by the New Bylaws, our fiscal council will act on a non-permanent basis and its current members will remain in office until the general shareholders’ meeting that will be held on 2012. In addition, the New Bylaws establish an audit committee as an ancillary body of the Board of Directors. As determined by the New Bylaws, in the event the fiscal council is established as set forth in Law 6,404/76, the fiscal council shall operate as the audit committee exercising all the duties provided for in our New Bylaws as required of the audit committee, and with respect to its members, subject to all the requirements and limitations provided for by law. The audit committee will not operate in any fiscal year when a fiscal council is installed. See “Exhibit 1.2. — New Bylaws of Ultrapar, dated as of June 28, 2011”.

On April 27, 2011, the general shareholders’ meeting approved compensation for its members of R$10,750 per month for each effective (non-alternate) member, except for the president and the secretary of the fiscal council, whose compensation was set at R$11,560 per month.

The following table lists the members of our fiscal council and their alternates who served on the fiscal council during 2010:

Name	First Year of Appointment
Wolfgang Eberhard Rohrbach	2005
Tania Maria Camilo (alternate)	2006
Antonio Carlos Ramos Pereira	2010
Sérgio Paulo Silva (alternate)	2010
Flavio César Maia Luz	2005
Márcio Augustus Ribeiro (alternate)	2007
Mario Probst	2005
Katuyoshi Utiyama (alternate)	2005
Raul Murgel Braga	2005
Pedro Ozires Predeus (alternate)	2005

All fiscal council members and their alternates were reelected by the general shareholders’ meeting held on April 27, 2011. Summarized below is information regarding the business experience, areas of experience and principal outside business interests of the current members of our fiscal council.

Flavio César Maia Luz. Mr. Luz has been our fiscal council president since 2005. Mr. Luz is a partner-officer at Doing Business Consultoria Empresarial Ltda, a business and corporate finance company. Mr. Luz was corporate and finance vice-president of Cofra Latin America Ltda. – C&A Group from 2001 to 2010 and was Chief Executive Officer of Banco Ibi in 2009. From 1999 to 2001, Mr. Luz served as executive director and vice-president of the Board of Directors at Eletropaulo. From 1976 to 1998, Mr. Luz worked at Duratex, where he occupied the executive vice-president position from 1993 to 1998. Mr. Luz received a degree in civil engineering from Escola Politécnica da Universidade de São Paulo and a post-graduate degree in business administration from Escola de Administração de Empresas de São Paulo da Fundação Getúlio Vargas. He also holds certificates of continuing education programs in Finance, Marketing and Mergers & Acquisitions, from Harvard Business School, Stanford University and Wharton Business School, respectively.

Mario Probst. Mr. Probst served as partner at KPMG Auditores Independentes from 1991 to 2004, and is currently retired. Mr. Probst is a member of the fiscal council at Odontoprev S.A., a member of the fiscal council at Companhia Brasileira de Distribuição and Globex Utilidades S.A., a secretary of the audit committee at Gafisa S.A. and an alternate member of the statutory audit council at Banco Ibi S.A. Mr. Probst received a degree in business administration from Escola de Administração de Empresas de São Paulo da Fundação Getúlio Vargas and accountancy from Faculdade de Ciências Políticas e Econômicas do Rio de Janeiro.

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

Corporate Governance

We are incorporated under the laws of Brazil and we are subject to Brazilian laws related to corporate governance. Under Brazilian law, there are no legal requirements with respect to corporate governance such as (i) the independence of our Board of Directors, (ii) meetings of non-management directors, (iii) the establishment and composition of certain board committees or (iv) the adoption and disclosure of corporate governance guidelines or codes of business conduct and ethics. As a non-U.S. issuer, we are exempt from adopting certain NYSE corporate governance requirements. However, we aim to ensure that best practices, recommendations and standards of corporate governance are employed in our functioning and operations. As of December 31, 2010, we adopted corporate governance practices, such as the requirement that a majority of the members of the Board of Directors be independent, the implementation of a code of ethics for the controlling shareholder, senior officers and all employees, and the implementation of the fiscal council that acts as an audit committee, which we believe are in compliance with applicable U.S. corporate governance requirements.

In 2000, the São Paulo Stock Exchange, or BM&FBovespa, introduced three special listing segments, known as Levels 1 and 2 of Differentiated Corporate Governance Practices and Novo Mercado, which seek to foster a secondary market for securities issued by Brazilian companies with securities listed on BM&FBovespa, by requiring such companies to follow good practices of corporate governance. The listing segments were designed for the trading of shares issued by companies voluntarily abiding by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law. These rules generally increase shareholders’ rights and enhance the disclosure of information provided to shareholders.

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

On June 28, 2011, the extraordinary general shareholders’ meeting and the special preferred shareholders’ meeting approved the migration of Ultrapar to Novo Mercado segment of BM&FBovespa and the New Bylaws, with new provisions exceeding the listing requirements of Novo Mercado. For example, according to the rules of Novo Mercado the minimum percentage of independent members of the Board of Directors is set at 20%, while a minimum of 30% is required in our New Bylaws. Our New Bylaws also establish (i) a mandatory tender offer to 100% of the company's shareholders in the event a shareholder, or a group of shareholders acting in concert, acquire or become holders of 20% of the company's shares, excluding treasury shares, and (ii) creation of audit and compensation committees, as ancillary bodies of the Board of Directors. The New Bylaws do not establish any limitation on voting rights, special treatment to current shareholders, public tender offers for a price above that of the acquisition price of shares or any other poison pill provisions, thus assuring the effectiveness of a majority shareholders’ approval on all matters to be deliberated. See “Item 4.b. History and Development of the Company – Recent Developments – New corporate governance structure” and “Exhibit 1.2. — New Bylaws of Ultrapar, dated as of June 28, 2011”.

Description of the Audit Committee

The New Bylaws establish the audit committee as an ancillary body of the Board of Directors. The audit committee shall be comprised of three independent members, of whom at least two shall be external members, all elected by the Board of Directors for a one-year term of office, with reelection being permitted for successive terms. The external members of the audit committee shall not be a member of the Board of Directors of the company or of its controlled companies and shall have knowledge or experience in auditing, controls, accounting, taxation or rules applicable to publicly-held companies, in so far as they refer to the adequate preparation of their financial statements. The audit committee shall (a) propose to the Board of Directors the nomination of the independent auditors as well as their replacement; (b) review the management report and the financial statements of the company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors; (c) review the quarterly financial information and the periodic financial statements prepared by the company; (d) assess the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures; (e) provide its opinion, upon request of the Board of Directors, with respect to the proposals of the management bodies, to be submitted to the shareholders’ meetings, relating to changes to the capital stock, issuance of debentures or warrants, capital budgets, dividend distribution, transformation, merger, amalgamation or spin-off; and (f) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant. As set forth by the New Bylaws, our fiscal council will act on a non-permanent basis and its current members will remain in office until the general shareholders’ meeting that will be held on 2012. As determined by the New Bylaws, in the event the fiscal council is established as set forth in Law 6,404/76, the fiscal council shall operate as the audit committee exercising all the duties provided for in our New Bylaws. The audit committee will not operate in any fiscal year when a fiscal council is installed. See “Item 4.b. History and Development of the Company – Recent Developments – New corporate governance structure” and “Exhibit 1.2. — New Bylaws of Ultrapar, dated as of June 28, 2011”.

Description of the Compensation Committee

The New Bylaws establish the compensation committee as an ancillary body of the Board of Directors. The compensation committee shall be comprised of three members of the Board of Directors, two of which shall be independent directors. The compensation committee shall (a) pursuant to the proposal received from the Chief Executive Officer, propose to the Board of Directors and periodically revise the parameters and guidelines of a remuneration and benefits framework to directors, executive officers and senior employees of the company and subsidiaries, and members of the committees and other governing bodies assisting the Board of Directors, (b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the company, which shall be submitted to the shareholders’ meeting; (c) ensure that the company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers; and (d) carry out diligence and supervise the steps taken to ensure that the company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans. See “Item 4.b. History and Development of the Company – Recent Developments – New corporate governance structure” and “Exhibit 1.2. — New Bylaws of Ultrapar, dated as of June 28, 2011.”

Termination Agreements

Not applicable.

D. Employees

As of December 31, 2010, we had 8,883 employees. The following table sets forth our number of employees per line of business at the dates indicated.

	Number of employees
	2010	2009	2008
Ultragaz	4,104	4,075	4,109
Ipiranga	2,326	2,326	2,083
Oxiteno	1,565	1,481	1,565
Ultracargo	546	1,232	1,459
Others(1)	342	315	280
Ultrapar	8,883	9,429	9,496

(1)	Includes corporate center personnel.

Ultrapar’s employees are covered by collective agreements with the labor unions that represent different industry sectors: Ultragaz in the minerals trading sector, Ipiranga in the fuel distribution sector, Oxiteno in the chemicals sector and Ultracargo in the storage sector. All agreements, signed between the companies and labor unions of each sector, addresses social, financial, labor union and labor relations issues.

In February 2001, our Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by Ultrapar and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev — Associação de Previdência Complementar, since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective contribution in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective contribution over a period of 5 to 25 years. The sponsoring company does not guarantee the amounts or the duration of the benefits received by each employee that retires. The total number of participating employees as of December 31, 2010 was 7,271.

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

In addition, on February 10, 2011, the extraordinary general shareholders’ meeting approved a stock split of the shares issued by Ultrapar, so that each share would be represented by four shares of the same class and type, with no modification in the shareholders’ financial position and interest in the company. After the stock split, our numbers of preferred shares and total shares increased to 197,719,588 and 346,664,408, respectively. See “Item 4.b. History and Development of the Company – Recent Developments”.

The table below sets forth the number of our total shares (common and preferred shares) beneficially owned by each of our directors and executive officers as of May 31, 2011, including through their participation in our controlling parent company Ultra S.A. Participações.

	Common		Preferred		Total
	Shares	%	Shares	%	Shares	%
Board of directors
Paulo Guilherme Aguiar Cunha(1)	15,712,825	8%	17,790	0%	15,730,615	3%
Lucio de Castro Andrade Filho(1)	5,568,153	3%	10	0%	5,568,163	1%
Ana Maria Levy Villela Igel(1)	36,158,578	18%	12	0%	36,158,590	7%
Olavo Egydio Monteiro de Carvalho	1,240,979	1%	232,520	0%	1,473,499	0%
Renato Ochman	60	0%	8	0%	68	0%
Nildemar Secches(2)	60	0%	168,008	0%	168,068	0%
Paulo Vieira Belotti	60	0%	8	0%	68	0%
Luiz Carlos Teixeira	—	0%	1	0%	1	0%
Thilo Mannhardt	1	0%	—	0%	1	0%
Executive officers

	Common		Preferred		Total
	Shares	%	Shares	%	Shares	%
Pedro Wongtschowski(1)	2,368,986	1%	1	0%	2,368,987	0%
André Covre(3)	—	0%	261,600	0%	261,600	0%
Leocadio de Almeida Antunes Filho(3)	—	0%	300,000	0%	300,000	0%
João Benjamin Parolin(3)	—	0%	241,600	0%	241,600	0%
Pedro Jorge Filho(3)	—	0%	339,900	0%	339,900	0%
Ricardo Isaac Catran(3)	—	0%	120,000	0%	120,000	0%

Board of directors and executive officers	61,049,702	31%	1,681,458	0%	62,731,160	12%

Total	197,719,588		346,664,408		544,383,996

(1)	Individuals who beneficially own shares primarily through their participation in the holding company Ultra S.A. See “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders”.
(2)	Individual who owns shares through an exclusive fund.
(3)	Executives who were granted shares through the Deferred Stock Plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The table below shows the capital stock of Ultrapar as of May 31, 2011:

	Common		Preferred		Total
	Shares	%	Shares	%	Shares	%
Shareholders
Ultra S.A. Participações	130,586,776	66%	48	0%	130,586,824	24%
Aberdeen Asset Management PLC(1)	—	0%	47,771,140	14%	47,771,140	9%
Parth Investments Company(2)	37,246,920	19%	5,587,036	2%	42,833,956	8%
Caixa de Previdência dos Funcionários do Banco do Brasil	—	0%	31,720,499	9%	31,720,499	6%
Monteiro Aranha S.A.	20,850,548	11%	3,906,747	1%	24,757,295	5%
Dodge & Cox, Inc.	—	0%	24,319,028	7%	24,319,028	4%
Genesis Asset Managers LLP(1)	—	0%	17,367,176	5%	17,367,176	3%
Ultra-DI Participações S.A.(2)	1,960,380	1%	294,056	0%	2,254,436	0%
Others	7,074,964	4%	215,698,678	62%	222,773,642	41%

Total	197,719,588	100%	346,664,408	100%	544,383,996	100%

(1)	Fund managers headquartered in England (according to relevant shareholder position notice disclosed by the respective funds).
(2)	Parth Investments Company and Ultra-DI Participações S.A., which together hold 19.8% of our common shares, are controlled by Daisy Igel.

Ownership and Capital Structure of Ultra S.A. Participações

As of May 31, 2011, Ultra S.A., owned approximately 66% of Ultrapar’s voting shares. As of May 31, 2011, the capital stock of Ultra S.A. was beneficially owned as follows:

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

Shareholders’ Agreements

On March 22, 2000, our controlling shareholders entered into a shareholders’ agreement designed to ensure the equal treatment of all shareholders in the event of any change in control. On May 18, 2004, the extraordinary general shareholders’ meeting and the special meeting of preferred shareholders approved an amendment of our bylaws to register tag along rights for all Ultrapar shareholders, at 100% of the offer price. The registration of the tag along rights in our bylaws intended to improve on the rights already conceded in the shareholders’ agreement.

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

Ultra S.A.’s shareholders executed, on April 1, 2011, the New Ultra S.A. Shareholders’ Agreement, which became effective upon the approval of the Conversion. The New Ultra S.A. Shareholders’ Agreement replaced the shareholders’ agreement executed in December 2009. The terms and conditions of the New Ultra S.A. Shareholders’ Agreement are substantially the same of the previous shareholders’ agreement, except, mainly, for (a) the requirement for prior approval at a shareholders’ meeting for a third party to become an Ultra S.A. shareholder and (b) the purpose and form of the preliminary meetings to be held prior to the company’s certain shareholders’ meetings. The New Ultra S.A. Shareholders’ Agreement will be valid for a two-year term, renewable by a unanimous resolution. It can be terminated prior to the expiration of its term by a resolution of 80% of Ultra S.A. voting shares. See “Exhibit 2.11. – New Ultra S.A. Shareholders’ Agreement, dated as of April 1, 2011”.

B. Related Party Transactions

As of December 31, 2010, Ultrapar is responsible for guarantees and securities provided to subsidiaries in the amount of R$2,006.1 million. This disclosure of related party transactions is provided for purposes of the rules governing Annual Reports on Form 20-F and is not meant to suggest that these matters would be considered related party transactions under IFRS.

None of the members of our Board of Directors or executives or their family members has any direct participation in any material transaction involving the company or that is relevant to our businesses.

Utingás’ bylaws provide for each of its shareholders to use a proportion of Utingás’ total storage capacity equal to such shareholder’s proportionate ownership of Utingás. Accordingly, Ultragaz is entitled to use 4.2 thousand tons of LPG storage capacity at Utingás’ facilities, reflecting Ultragaz’s 56% ownership in Utingás. The amount of payments made by Ultragaz to Utingás in 2010 with respect to the use of storage capacity at Utingás’ facilities totaled R$6.3 million.

See Note 8.a) to our consolidated financial statements for a detailed breakdown of related party transactions as of December 31, 2010.

C. Interests of Expert and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

For our consolidated financial statements and notes thereto see “Item 18. Financial Statements”.

Dividend and Distribution Policy

Dividend policy

The bylaws of a Brazilian company may establish a minimum percentage of the profit that must be paid to shareholders as mandatory dividends. The amounts due as dividends may be paid as interest on net equity. Our bylaws provide for a mandatory distribution equal to 50% of the Distributable Amount (as defined below). In addition, until May 18, 2004, under our bylaws, the amount we distributed in respect of each preferred share was equal to 110% of the amount we distributed in respect of each of our common shares. On May 18, 2004, we held an extraordinary general shareholders’ meeting which approved amendments of our bylaws. The amendments were (i) the inclusion in our bylaws of tag along rights for all of the company’s shareholders, at 100% of the offer price, which was a provision that was previously provided for in our 2000 shareholders’ agreement; and (ii) to make the dividend right of preferred shareholders equal to those of common shareholders by abolishing the right of preferred shareholders to receive dividends at least 10% higher than those received by common shareholders.

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

A company is permitted to allocate to the unrealized profits reserves all income from equity gains in subsidiaries that are not distributed to the company in the form of cash dividends. When such gains are distributed to the company in the form of cash dividends, the company is required to reverse the reserve. See “Item 3.D. Key Information — Risk Factors — Risks Relating to the Shares and the American Depositary Shares”. In addition to the mandatory distribution, the Board of Directors may recommend to the shareholders the payment of interim distributions from other funds that are legally available for such purposes. Any payment of an interim dividend may be set off against the amount of the mandatory dividend distribution for that fiscal year.

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

Under Brazilian Corporate Law, a company may suspend the mandatory distribution either in the form of dividends or payments of interest on shareholders’ equity if the shareholders at the general shareholders’ meeting determine, based on the Board of Directors’ proposal, which is reviewed by the fiscal council , that payment of the mandatory distribution for the preceding fiscal year would be inadvisable in light of the company’s financial condition. Our managers must report to the CVM such suspension within five days of the relevant general shareholders’ meeting. Under Brazilian law, mandatory distributions that are suspended and not offset against losses in future years must be paid as soon as the financial condition of the company permits.

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

For 2010 and 2009, we declared dividends to our shareholders in the amounts of R$429 million and R$279 million , corresponding to 56% and 60% of our net income reported for each period, respectively.

The following table sets forth the dividends per share distributed by us with respect to our capital stock in the past five years.

Dividend history

Year declared	Common shares	Preferred shares	Common shares	Preferred shares
	(in Reais per share)		(in US$ per share)(1)
2006	0.44	0.44	0.21	0.21
2007	0.44	0.44	0.26	0.26
2008	0.44	0.44	0.24	0.24
2009	0.52	0.52	0.29	0.29
2010	0.80	0.80	0.47	0.47

(1)	The amounts in Reais have been converted into dollars using the exchange rates at each respective payment date.
(2)	The dividend per share was retroactively adjusted for the 1:4 stock split approved in the extraordinary shareholders’ meeting held on February 10, 2011. For further information see “Item 4.A. Information on the Company — History and Development of the Company – Recent Developments”.

Holders of our shares are entitled to receive dividends declared by us solely from the date of the subscription and/or acquisition of such shares.

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

Shareholders who are not residents of Brazil must register with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted in foreign currency outside of Brazil. The shares underlying the ADSs will be held in Brazil by the Custodian, Itaú Corretora de Valores S.A., as agent for the Depositary. For purposes of the registration requirement, the Depositary is deemed to be the stockholder of the shares underlying the ADSs. The Depositary will register such preferred shares with the Central Bank.

Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the Custodian on behalf of the Depositary. The Custodian will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the Depositary for distribution to holders of ADSs. See “Description of American Depositary Receipts” in our Registration Statement filed on Form F-1, declared effective on April 12, 2005. In the event that the Custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that may occur before such dividends are converted and remitted. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates” and “Item 3.D. Key Information — Risk factors — Risks Relating to Brazil”. Dividends in respect of the shares paid to shareholders who are not Brazilian residents, including holders of

ADSs, are exempt from Brazilian withholding tax except for dividends declared based on profits generated prior to December 31, 1995. Distributions of interest attributable to shareholders’ equity are currently subject to withholding tax at a rate of 15%, or 25% in the case of a shareholder domiciled in a “tax haven”. See “Item 10.E. Additional Information — Taxation — Brazilian Tax Consequences”.

Legal proceedings

We are party to administrative proceedings and lawsuits that are incidental to the normal course of our business. We believe that our provisions for tax proceedings and lawsuits are sufficient to meet probable and reasonably estimable losses in the event of unfavorable court decisions and that the ultimate outcome of these matters will not have a material effect on our financial condition or results of operations. The majority of our tax proceedings and lawsuits are pending in the courts under administrative and judicial jurisidiction of the states of São Paulo, Rio de Janeiro, Minas Gerais, Goiás, Pará and Bahia. For additional information on our legal proceedings, see Note 21.a) to our consolidated financial statements.

Labor matters

On December 31, 2010 some of our subsidiaries were defendants in labor lawsuits, filed by former employees of the subsidiaries and by employees of service providers. As of the same date, the subsidiaries maintained a provision of R$23.3 million in relation to labor litigation.Labor lawsuits mainly contest payment of labor rights (dismissal cost, overtime, hazardous activities additional remuneration and additional payment for insalubrity), indemnification and secondary liabilities.

In 1990, the Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno Nordeste and EMCA, companies located in the Camaçari Petrochemical Complex, are members, filed separate lawsuits against the subsidiaries demanding compliance with the fourth section of the collective labor agreement, which provided for a salary adjustment in lieu of the salary policies practiced. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica, requiring the recognition of the loss of effectiveness of such fourth section. Individual claims were denied. The collective bargain agreement is currently pending trial by STF. In the second half of 2010, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica and reported the fact in the collective bargain agreement dispute. Based on the opinion of its legal advisors, who have reviewed the latest STF decision, in the collective bargain agreement dispute and the position of the individual claims involving the subsidiaries Oxiteno Nordeste and EMCA, our management believes that it was not necessary to record a provision as of December 31, 2010.

Civil claims

The civil claims against us relate mainly to legal proceedings for indemnity lawsuits regarding contractual relationship.

The company and certain subsidiaries are defendants in civil-related legal and administrative proceedings, mainly regarding contracts with customers and former service providers, as well as environment issues, proceedings to which the company’s subsidiaries maintained a provision of R$91.6 million, as of December 31, 2010. There are also approximately 130 claims filed by former employees of Ultragaz, regarding bodily harm suits in which the plaintiffs are claiming damages for the loss of economic benefit and for pain and suffering arising from labor accidents. According to Ultragaz’s estimate, our exposure in any individual suit ranges from R$50,000 to R$200,000. Such amounts are generally covered by Ultragaz’s third-party insurance policies, subject to the terms of such policies. For those suits involving death or permanent disabilities, the value of the claim is established by the courts and is based on the average salary and age of the victim.

Ultragaz is a defendant in lawsuits relating to damages caused by an explosion in 1996 in a shopping mall in the city of Osasco, State of São Paulo. These lawsuits involve: (i) individual suits filed by victims of the explosion claiming damages from Ultragaz for the loss of economic benefit and for pain and suffering, (ii) indemnifications of management of the shopping mall and its insurance company, and (iii) a class action lawsuit seeking indemnification for material damages and pain and suffering for all the victims injured and deceased. We believe that we have presented evidence that defective gas pipes in the shopping mall caused the accident and that Ultragaz’s on-site LPG storage facilities did not contribute to the explosion. Of the 64 lawsuits currently adjudicated, 63 judgments were rendered in our favor, of which 37 have already been dismissed. The one unfavorable decision, which we may appeal, was for damages in the amount of R$17 thousand. There is only one action to be decided. The company has not recorded a provision for these lawsuits as it believes that the probability of loss is remote and its insurance policy covers the full amount in dispute.

Additionally, certain former shareholders of RPR, CBPI and DPPI filed two lawsuits in the States of São Paulo and Rio de Janeiro questioning the Share Exchange in connection with the acquisition of Ipiranga Group. By the time the company’s shareholders’ general meeting was convened to approve the Share Exchange, those Ipiranga shareholders made use of certain legal instruments to impede the company’s shareholders’ meeting taking place. Decisions by administrative and judicial courts stated that there were no legal grounds for the request. Based on such administrative and court decisions, the Share Exchange was approved by the shareholders’ meeting of the companies on December 18, 2007. The lawsuit filed in the State of Rio de Janeiro terminated as a result of loss of interest to sue, due to the sale of the correspondent shareholding at Ultrapar. Regarding the lawsuit filed in the state of São Paulo, the former Ipiranga shareholders that filled the suit, appealed against the decision issued and to date there has been no final outcome of such appeal. This lawsuit is not accounted for in the financial statements of the company. Recently, a new lawsuit in the State of São Paulo questioning the Share Exchange was filed.

Tax matters

We filed suits challenging the constitutionality of several taxes applicable to us. The company and its subsidiaries obtained preliminary injunctions to pay contributions to PIS and COFINS without the changes introduced by Law 9,718/1998 in its original version. The ongoing questioning refers to the levy of these taxes on sources of income other than revenues. In 2005, the STF decided the question in favor of the taxpayer. Although it has set a precedent, the effect of this decision does not automatically apply to all companies, since they must await judgment of their own legal lawsuits. The company has other subsidiaries whose lawsuits have not yet been adjudicated. In case all the ongoing lawsuits are decided in favor of the subsidiaries, the company estimates that the total positive effect on income before income tax and social contribution, may reach R$35.6 million, net of attorney’s fees.

On October 7, 2005, our subsidiaries Cia Ultragaz and Bahiana filed for and obtained a preliminary injunction to offset PIS and COFINS credits against other taxes owed to the Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court judgment on May 16, 2008. Under the preliminary injunction, the subsidiaries have been making judicial deposits for these debits in the accumulated amount of R$185.4 million as of December 31, 2010 and have recorded a corresponding liability.

Our subsidiaries Cia Ultragaz, Utingás, Tequimar and Ultracargo filed a request for injunction for the full and immediate use of supplementary monetary adjustment based on the Consumer Price Index (IPC)/National Treasury Bonds (BTN) for 1990 (Law No. 8.200/91). The subsidiaries Cia Ultragaz, Utingás and Tequimar opted to include the contingencies related to their processes within the Law 11,941/09 tax amnesty program and recorded the corresponding amount of contingencies as taxes payables. The other subsidiaries maintained a provision of R$1.0 million as of December 31, 2010 to cover potential losses.

The company and its subsidiaries maintain reserves for PIS and COFINS, calculated on the basis of interest on capital. The total amount accrued as of December 31, 2010 was R$19.2 million.

The subsidiaries Oxiteno, Oxiteno Nordeste, Cia Ultragaz, RPR, Tropical, EMCA and IPP filed for an injunction seeking the deduction of ICMS from their PIS and COFINS tax bases. Oxiteno Nordeste and IPP received an injunction and are paying the amounts into judicial deposits, as well as recording the respective provision in the amount of R$57.3 million as of December 31, 2010. The other subsidiaries did not obtain an injunction and are awaiting the judgment of these lawsuits.

The company and some of its subsidiaries filed a request for an injunction seeking not to be subject to the legislation that restricted the offset of corporate income tax (IRPJ) and social contribution (CSLL) tax loss carryforwards computed through December 31, 1994 to 30% of income for the year. As a result of the Supreme Court’s ruling and based on the opinion of our legal counsel, a provision was recorded in the amount of R$6.5 million as of December 31, 2010.

IPP has a declaratory action questioning the constitutionality of Law No. 9,316/96, which denied the deduction of the CSLL from the IRPJ calculation basis. This action had its application denied at lower court levels, the appeal was not admitted by STF and the action returned to the lower court for a new trial. In accordance with a Provisional Remedy it received, IPP made judicial deposits and recorded a provision for this contingency in the amount of R$12.9 million as of December 31, 2010.

The subsidiaries Oxiteno Nordeste and Oxiteno S.A. filed lawsuits to obtain exclusion of export revenues from the tax base for CSLL. The injunction was granted to Oxiteno Nordeste and the subsidiary is making judicial deposits of the amounts in discussion, as well as provisioning the corresponding contingency in the amount of R$1.0 million as of December 31, 2010; the subsidiary Oxiteno S.A. awaits judgment of appeal against the sentence which denied the requested injunction, and is still normally paying the CSLL. Although in August 2010 the STF rejected this decision, it is effective between the parties involved in that lawsuit, and does not directly affect the subsidiaries lawsuit.

With respect to IPP and its subsidiaries, the main provisions for contingencies are related to: (a) ownership of the credit for the difference between the value that was the basis for the retention tax and the amount in sales to final consumers, resulting in excessive retention of ICMS by the refinery (R$10.1 million), (b) delinquency notice for interstate sales of fuel to industrial customers without collection of ICMS, due to the interpretation of Article 2 of the LC 87/96 (R$27.8 million), (c) tax-deficiency notices for the use of deemed credit resulting from interstate transfers of hydrated ethyl alcohol fuel, since, in the opinion of the state tax authority, the deemed credit was allowed only when resulting from third parties’ direct purchases in the amount of R$6.0 million, (d) requirement of ICMS-ST on interstate sales from the distributors to final consumers due to the exemption under the duration of the Conventions ICMS 105/92 and 112/93 (R$4.8 million), (e) attorneys’ fees in connection with motions to stay execution which have been adhered to the tax amnesty program in the state of Minas Gerais, since the fees had already been charged to the company at the time of adhesion in the amount of R$9.1 million, and (f) collection of ICMS due to non-payment, since there are several reasons that resulted in the tax records and whose proof is not evident in the amount of R$14.2 million. During 2010, IPP adhered to tax amnesty programs granted by the states of Goiás, Pará, Paraíba, Tocantins, Paraná and Minas Gerais and paid off a portion of its contingent liabilities, which significantly reduced its ICMS tax liability.

The main tax claims of IPP considered as a possible risk of loss, and based on this opinion, have not been recorded in the financial statements, refer to ICMS and are related to: (a) the required proportional reversal of ICMS credits recorded on the purchase of hydrous ethanol in amounts higher than its sales prices, as a result of the transfer of the subsidy to ethanol producers made by distributors, further reimbursed by the DNC (R$85.2 million), (b) undue credit, relating ICMS tax credits in the subsidiary tax books, in which the tax authorities understand that there was no proof of their origin in the amount of R$14.7 million, (c) assessments for alleged non-payment of taxes (R$23.2 million), (d) records of notices in Ourinhos/SP for the return of ethanol loan made with deferred tax (R$23.3 million), (e) assessments in the State of Rio de Janeiro demanding the reversal of ICMS credits on interstate sales made under Article 33 of the ICMS Convention 66/88, which allowed the use of the credit and was suspended by an injunction granted by STF (R$10.0 million), (f) ICMS credits taken in the invoices of bills considered inadequate, though the understanding of the STJ is that it is possible to take credit for the buyer even if there is defect in the document of the seller as long as it is confirmed that the transaction occurred (R$18.6 million), (g) assessments arising from surplus or shortage of inventory, due to differences in temperature or handling the product in which it is believed to have its input or output without the corresponding issue (R$15.8 million) and (h) infraction relating to the ICMS credits legitimately appropriated by the company due to alledged non-compliance with applicable law in the amount of R$17.2 million.

In addition, the subsidiary IPP has infraction of the non-approval of set-off of IPI credits appropriate under purchase of raw materials taxed whose sales were under the protection of immunity. The non-recorded amount of contingency, updated as of December 31, 2010, is R$60.1 million. IPP also has legal lawsuits to guarantee the compensation of overpaid PIS values before the declaration of unconstitutionality of Decrees 2,445/88 and 2,449/88, and decided to include part of these processes within the Law 11,941/09 tax amnesty program, recording the corresponding amount of R$30.2 million as taxes payable.

The table below summarizes our provisions related to legal proceedings as of December 31, 2010 and 2009:

	2010	2009
	(in millions of Reais)
Income and social contribution taxes	194.7	182.1
PIS and COFINS on other gains	80.0	68.0
ICMS	104.1	192.5
Others	131.3	120.7

Total	510.1	563.3

Some of the provisions above involve amounts in escrow in the amount of R$252.0 million as of December 31, 2010 and R$204.3 million as of December 31, 2009.

The company and its subsidiaries decided to include within tax amnesty program, established by the Law 11,941/09 some of their debts owed to the Federal Revenue Service, General Attorney of the National Treasury and Social Security with the benefits of fines, interest and legal charges reduction, and recorded in 2010, an expense of R$15.3 million, net of income and social contribution taxes. Before becoming our subsidiary, DNP also included debts within this tax amnesty program in the amount of R$23.2 million, recorded as income and social contribution payable taxes. Ultrapar and its subsidiaries have other pending administrative and legal proceedings which were estimated by their legal counsel as possible and/or remote risk (probability of loss of 50% or less), and the related potential losses were not recorded by Ultrapar and its subsidiaries based on these opinions. Ultrapar and its subsidiaries also have litigations for recovery of taxes and contributions, which were not recorded in the financial statements due to their contingent nature.

Antitrust matters

Ultragaz in Minas Gerais. The subsidiary Cia Ultragaz is party to an administrative proceeding at CADE (Conselho Administrativo de Defesa Econômica), the Brazilian antitrust authority, based on alleged anti-competitive practices in the State of Minas Gerais in 2001. In 2009, the CADE entered a decision against Cia Ultragaz imposing a penalty of R$23.1 million. The imposition of the administrative decision was suspended by court order and the merits are being judicially reviewed. Based on the above elements and on the opinion of its legal counsel, the subsidiary did not record a provision to this contingency.

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

Acquisition of Texaco. On March 3, 2010, SEAE/MF issued a favorable opinion on the acquisition of Texaco suggesting the approval of the transaction, recommending however the transfer of only one reseller fuel supply contract in each of 9 municipalities in the South and Southeast regions of Brazil, where Ipiranga became the sole distributor in such municipalities after the acquisition. Such notice was followed by an opinion from the Secretariat of Economic Law of the Ministry of Justice and from the Attorney-General of CADE, issued on March 8, 2010, and April 27, 2010, respectively, that also followed SEAE/MF’s recommendations. On July 7, 2010, CADE approved the transaction subject to the execution of a Termo de Compromisso de Desempenho (Term of Performance Commitment).

Acquisition of the assets of Puma. On May 12, 2010, SEAE/MF issued a favorable opinion on the acquisition of the storage terminal for liquid bulk from Puma, suggesting the unrestricted approval of the transaction, followed by an opinion from the Brazilian Secretary for Economic Rights, issued on May 25, 2010, that also recommended the unrestricted approval of the transaction. On July 21, 2010, CADE approved the acquisition of the assets of Puma.

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

Acquisition of DNP. On January 17, 2011, the Secretariat of Economic Monitoring of the Ministry of Finance (SEAE/MF) issued a favorable opinion with respect to our acquisition of DNP, suggesting the possible unrestricted approval of the acquisition. This was followed by an opinion from both the Brazilian Secretary for Economic Rights. On February 23, 2011, CADE approved the acquisition of DNP.

B. Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on NYSE, in U.S. dollars, and the preferred shares on the São Paulo Stock Exchange, in Reais:

	New York Stock Exchange			São Paulo Stock Exchange
	High	Low	Volume(1)	High	Low	Volume(1)
	(in US$ per ADS)			(in Reais per preferred share)
Year ended
December 31, 2006	5.82	3.48	230,632	12.42	7.94	256,280
December 31, 2007	10.43	5.74	293,732	18.85	12.32	477,272
December 31, 2008	10.13	3.73	468,420	16.80	8.20	1,440,780
December 31, 2009	12.63	5.35	367,888	21.19	12.71	1,284,192
December 31, 2010	16.41	10.47	339,835	27.11	19.50	1,129,221

	New York Stock Exchange			São Paulo Stock Exchange
	High	Low	Volume(1)	High	Low	Volume(1)
	(in US$ per ADS)			(in Reais per preferred share)
Year ended December 31, 2009
First quarter	6.42	5.35	496,720	14.96	12.71	1,239,920
Second quarter	8.74	6.08	300,592	16.50	13.85	1,375,712
Third quarter	10.25	7.58	287,308	18.54	15.25	1,339,092
Fourth quarter	12.63	9.76	391,916	21.19	17.53	1,177,600
Year ended December 31, 2010
First quarter	12.44	10.63	342,804	21.86	19.87	1,204,240
Second quarter	12.41	10.47	329,261	22.10	19.50	1,485,426
Third quarter	15.30	12.10	321,936	25.45	21.50	1,031,450
Fourth quarter	16.41	14.79	365,314	27.11	25.40	795,967
Quarter ended March 31, 2011
First quarter	17.03	14.92	323,898	27.49	24.54	919,897
Month ended
December 31, 2010	16.18	14.90	355,723	26.63	25.40	685,105
January 31, 2011	16.36	15.71	293,354	27.19	26.30	905,000
February 28, 2011	16.11	14.92	403,265	27.00	24.54	950,890
March 31, 2011	17.03	15.70	284,895	27.49	26.04	904,567
April 30, 2011	18.46	17.39	346,595	28.57	27.45	1,208,458
May 31, 2011	17.96	16.91	253,022	28.35	27.10	785,259
June 30, 2011 (through June 24)	17.61	16.33	290,009	27.53	25.75	785,041

(1)	Average daily trading volume.

The prices and volumes are retroactively adjusted for the stock split described under “Item 4.A. Information on the Company — History and Development of the Company – Recent Developments – Stock split”.

B. Plan of Distribution

Not applicable.

C. Markets

Our shares are listed on the São Paulo Stock Exchange under the ticker symbol “UGPA4”, and our common shares are listed under the ticket symbol “UGPA3” and the ADSs are listed on NYSE under the symbol “UGP”. Ultrapar’s common shares are not traded in a regular basis. In the last three years, Ultrapar’s common shares were traded in 5 trading sessions. Our current common shares, as well as the common shares resulting from the completion of the Conversion, will be traded on the Novo Mercado listing segment, and the ADSs representing certain common shares will be traded on NYSE.

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

General

Set forth below is a summary of selected significant provisions of our New Bylaws and the Brazilian Corporate Law, the rules and regulations of the CVM and the Novo Mercado regarding certain corporate matters that will prevail upon completion of the Conversion. This description does not purport to be complete and is qualified by reference to our New Bylaws, Brazilian Corporate Law, the rules and regulations of CVM and the rules of the Novo Mercado.

In addition, for comparability purposes only, we discuss certain information with respect to our current bylaws, preferred shares, preferred shareholder rights and limitations on preferred share ownership. More detailed information with respect to such information is incorporated herein by reference to our Registration Statement on Form F-1, Registration Number 333-122496, declared effective by SEC on April 12, 2005 (“Form F-1 Registration Statement”).

In connection with the Conversion, at the extraordinary shareholders’ meeting and the special preferred shareholders’ meeting, both held on June 28, 2011, our shareholders approved (i) the conversion of all preferred shares into common shares at a ratio of one preferred share for one common share; (ii) changes to and consolidation of our bylaws; (iii) the company’s adherence to the rules of the Novo Mercado of the BM&FBovespa; and (iv) the confirmation that the new provisions related to the rights of all company’s shareholders in the event of a sale of control of the company, pursuant to its new bylaws and the Novo Mercado regulations, are equivalent to the provisions of the company’s controlling shareholders’ agreement dated as of March 22, 2000. Such decisions will become effective on the date the shares issued by the company are admitted to trade at the Novo Mercado of the BM&FBovespa.

As a result of the Conversion, all preferred shares will be converted into common shares and, consequently, the rights of our current preferred shareholders will substantially change. For example, our preferred shareholders will no longer have the right to separate elections for the Board of Directors or for the fiscal council under Articles 141 and 161 of Brazilian Corporate Law. In addition, the preferred shareholders will no longer receive priority in capital distributions in the event of our liquidation.

Upon completion of the Conversion and listing of our common shares on the Novo Mercado, we will be required to comply with heightened requirements for corporate governance. In addition, we will not be permitted to issue preferred shares or any shares with restricted voting rights while listed on the Novo Mercado pursuant to the rules of the Novo Mercado and our New Bylaws.

Description of Capital Stock

As of June 28, 2011 our subscribed and paid-in capital stock consisted of 197,719,588 common shares and 346,664,408 preferred shares, all with no par value. Upon completion of the Conversion, our subscribed and paid-in capital stock will consist entirely of 544,383,996 common shares, all of which will have equal voting and equity rights, with no par value.

Voting Rights

Each common share entitles its holder to one vote at the matters of the shareholders’ meetings, in accordance with the Brazilian Corporate Law, our New Bylaws and the Novo Mercado regulations. For more detailed information with respect to the voting rights of our common shares see our Form F-1 Registration Statement in the section “Description of Capital Stock—Stockholders’ Meetings”.

Deregistration as Publicly-Held Company

The controlling shareholders, a group of controlling shareholders or the company may conduct a public tender offer for the acquisition of all of our outstanding common shares in accordance with the provisions of Brazilian Corporate Law, the CVM rules and regulations, the Novo Mercado regulation and our New Bylaws, in which case we would become a privately-held company. The price offered for such outstanding shares must at least correspond to the economic value of such shares as set forth in the respective appraisal report issued by a specialized institution, paid for by the offeror.

The specialized institution must have proven experience and it must be independent with respect to the company’s decision making power, our Board of Directors, our executive officers and any controlling shareholder. The institution will be chosen at the shareholders’ meeting from a list of three alternatives submitted by the Board of Directors. The institution will be chosen by a majority vote of the shareholders representing the free float present at such shareholders’ meeting, not counting blank votes. The shareholders’ meeting, if convened on first call, must have shareholders representing at least 20% of the entire free float in attendance. If convened on second call, the shareholders’ meeting may have any number of shareholders representing the free float in attendance.

If a transaction which results in our deregistration as publicly-held company is approved and there is no controlling shareholders or group of controlling shareholders, then the shareholders at the meeting approving such delisting will determine the persons responsible for launching the tender offer.

Withdrawal from the Novo Mercado

We may at any time withdraw the company from the Novo Mercado, pursuant to majority shareholder approval and with 30-day prior notice to BM&FBovespa. The withdrawal from the Novo Mercado does not necessarily result in our deregistration as a publicly-held company on the BM&FBovespa.

Pursuant to our New Bylaws, the withdrawal from the Novo Mercado approved by the controlling shareholders or a group of controlling shareholders (including as a result of the approval of a corporate reorganization) will be conditioned upon the launching of a mandatory tender offer for the acquisition of our remaining common shares by such shareholders at a price at least equal to the appraisal value of such shares as set forth in the respective valuation report issued by a specialized institution.

If there is no controlling shareholder, the shareholders who approve the withdrawal from the Novo Mercado will determine the persons responsible for carrying out the tender offer among those present at the shareholders’ meeting. If no such persons are determined, in case of a corporate reorganization in which the securities of the company resulting from such reorganization are not admitted for trading in the Novo Mercado, the shareholders having voted in favor of the corporate reorganization shall carry out the referred offer.

If the company is withdrawn from the Novo Mercado as a result of a violation of the Novo Mercado regulations, the controlling shareholders will be required to carry out a tender offer for the remaining common shares at a price that corresponds to at least to the economic value of such shares as set forth in an appraisal report prepared by a specialized institution. If there are no controlling shareholders, the tender offer shall be carried out by those shareholders who voted in favor of the resolution that resulted in the violation of the Novo Mercado regulations.

The appointment of the institutions responsible for preparing reports as mentioned above will comply with the same procedures applicable to a going private transaction. See “—Deregistration as a Publicly-Held Company.”

Sale of Control

In the event of a sale of the company’s corporate control directly or indirectly, through single or successive transactions, the acquirer must conduct a public tender offer to buy all of the shares held by the remaining shareholders (tag-along right). Such right has been provided to Ultrapar’s shareholders since March 22, 2000, subject to the terms of the Ultra S.A. shareholders’ agreement signed on the same date. Upon the completion of the Conversion, the tender offer will be subject to the conditions and terms set forth under applicable laws, our New Bylaws and the rules of the Novo Mercado, in order to provide our shareholders equal treatment to the selling controlling shareholder.

A public tender offer is also required when there is an assignment for consideration of share subscription rights or rights of other securities convertible into our shares, which results in the transfer of control of the company. In our case, the acquiring shareholder must (i) complete a public tender offer for the acquisition of our remaining shares on the same terms and conditions offered to the selling shareholder and (ii) reimburse the counterparties from whom it has acquired our shares on the stock exchange in the six-month period preceding the transaction which resulted in a change in control. The reimbursement amount corresponds to the positive difference between the price paid to the selling shareholder in the transaction that resulted in a change of control and the adjusted price paid in the transactions carried out on the BM&FBovespa during this six-month period.

The acquirer of our corporate control, if applicable, must take all necessary measures to reconstitute the minimum 25% free float within six months of the acquisition.

The controlling shareholder may not transfer our shares held by it to the purchaser of control of the company, and we may not register the transfer of such shares, if the purchaser fails to execute the terms of consent of the rules of the Novo Mercado and the arbitration regulation established by the BM&FBovespa.

Acquisition of a Relevant Interest

Any person, regardless of whether he/she is a shareholder, which, on his/her own account or acting jointly with another person, acquires our shares, through a single transaction or a series of successive transactions, representing 20% or more of our capital stock, is required to make a tender offer for the acquisition of the shares held by the remaining shareholders at a price equal to the highest value per share paid by him/her in the preceding six months, adjusted pursuant to the SELIC rate. Such persons will not be required to carry out a public tender offer in the event they sell on a stock exchange the number of our shares that exceeds such thresholds, within 30 days from the date of they provide notice to the company of their intent to make such sales. In addition, the requirement to carry out a public tender offer will not apply in the event any shareholder or group of shareholders hold more than 50% of our capital stock at the time of acquisition of the relevant interest.

C. Material Contracts

March 22, 2000 shareholders agreement

On March 22, 2000, our controlling shareholders entered into a shareholders’ agreement designed to ensure the equal treatment of all shareholders in the event of any change in control. On May 18, 2004, the extraordinary general shareholders’ meeting and the Special Meeting of Preferred Shareholders approved an amendment of our bylaws to register tag along rights for all Ultrapar shareholders, at 100% of the offer price. The registration of the tag along rights in our bylaws is intended to improve on the rights already conceded through the shareholders agreement.

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

New Ultra S.A. Shareholders Agreement

Ultra S.A.’s shareholders executed, on April 1, 2011, the New Ultra S.A. Shareholders’ Agreement, which became effective upon the approval of the Conversion. The New Ultra S.A. Shareholders’ Agreement replaced the shareholders’ agreement executed in December 2009. The terms and conditions of the New Ultra S.A. Shareholders’ Agreement are substantially the same of the previous shareholders’ agreement, except, mainly, for (a) the requirement for prior approval at a shareholders’ meeting for a third party to become an Ultra S.A. shareholder and (b) the purpose and form of the preliminary meetings to be held prior to the company’s certain shareholders’ meetings. The New Ultra S.A. Shareholders’ Agreement will be valid for a two-year term and is renewable by a unanimous resolution. It can be terminated prior to the expiration of its term by a resolution of 80% of Ultra S.A. voting shares. See “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders — Shareholders’ Agreements” and “Exhibit 2.11 – New Ultra S.A. Shareholders’ Agreement, dated as of April 1, 2011”.

Notes due in 2015

On December 20, 2005, Ultragaz’s subsidiary LPG International issued US$250 million in notes in the international market, with the aim of lengthening the company’s debt profile, financing possible acquisitions and other corporate purposes. The notes mature in December 2015, have a coupon of 7.25% per annum paid semiannually and were priced at 98.75% of par value, resulting in a yield to maturity of 7.429% per annum upon issuance. Standard & Poor’s assigned its BB+ credit rating on a global scale for the company and the securities issued. The notes:

•	are unsecured unsubordinated obligations of LPG International, ranking equally in right of payment with all existing and future unsecured unsubordinated obligations of LPG International;

•	are issued in an original aggregate principal amount of US$250,000,000 in minimum denominations of US$100,000 of original principal amount and integral multiples of US$1,000 above such amount;

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

The notes will be redeemable at the option of LPG International at any time or from time to time prior to their maturity, upon no more than 60 and not less than 30 days’ notice to the note holders by mail. LPG International may redeem the notes either as a whole or in part at a redemption price equal to the greater of (i) 100% of the principal amount of the notes being redeemed and (ii) the sum of the present values of each remaining scheduled payment of principal and interest thereon (exclusive of any such interest accrued to the date of redemption) discounted (for purposes of determining present value) to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 50 basis points, plus accrued interest thereon to the date of redemption.

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

The holders of the notes and the guarantees had the benefit of registration rights pursuant to a Registration Rights Agreement dated as of December 20, 2005, under which the notes and the guarantees would be required to be exchanged for notes and guarantees identical in terms to the original notes and guarantees except for restrictions on transfer, in a transaction registered with the SEC, prior to September 30, 2006.

The registration statement for the notes was filed on May 15, 2006 and was declared effective by the SEC on May 23, 2006. Ultrapar carried out an exchange offer for its outstanding US$250,000,000 7.25% Notes due 2015, issued on December 20, 2005, which expired at 5:00 p.m. New York City time on June 22, 2006. At the close of the exchange offer, LPG International, Ultrapar and Oxiteno were advised by the exchange agent that an aggregate amount of US$246,000,000 of the old notes had been tendered in exchange for an equivalent amount of new notes. All old notes tendered in exchange for new notes have been accepted and new notes have been issued to the tendering holders of such old notes under identical terms and conditions of the old notes. The remaining outstanding aggregate amount of old notes is US$4,000,000.

BNDES

In August 2006, our subsidiaries signed a revolving line of credit agreement with BNDES (Brazilian National Development Bank) in the total amount of R$728 million to finance investments over the next 5 years, starting in 2006. In December 2008, a new agreement of the same nature was signed raising the total amount of this credit agreement to R$ 1,622 million, including new beneficiaries (IPP and its subsidiaries). On December 31, 2010, the amount being used by the subsidiaries was R$645 million.

The loans under this credit agreement bear basically an annual interest of TJLP plus an additional rate that varies according to each subsidiary. The credit line agreement contains certain financial ratio covenants and limits on permitted usages of the borrowed amounts (which are limited to certain fixed asset and working capital expenditures). In addition, Ultrapar may retire the debt prior to the maturity date, but will be subject to the payment of certain premiums.

Debentures

In June 2009, Ultrapar completed its third issuance of unsecured debentures in Brazil, for a total amount of R$1.2 billion for a three-year term at a cost of CDI +3.0% per annum. The proceeds from this issuance were used to redeem the promissory notes issued by Ultrapar in December 2008.

The debentures are single tranche, unsecured, unsubordinated, non-convertible obligations of Ultrapar, ranking equally in right of payment with all existing and future unsecured, unsubordinated obligations of Ultrapar. The debentures are redeemable at the option of Ultrapar at any time or from time to time prior to their maturity, upon 48 hours notice to its holders and contain acceleration clauses for change of control of Ultrapar and for failure to make required interest and principal payments, among others. As of December 31, 2010, the outstanding amount of the debentures was R$1,196 million.

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

Loan with Banco do Brasil

Our subsidiary IPP entered into several loan agreements with Banco do Brasil to finance the marketing, processing or manufacturing of agricultural goods (particularly ethanol). During 2010, IPP signed an additional R$1,400 million loan agreement, and renewed R$410 million of loans that matured during the year. The loans bear an average 12% per year fixed interest rate with the entire principal due at the maturity dates. IPP contracted hedging instruments, providing a 98.75% of CDI average effective interest rate for such loans. The loan agreements contain certain financial penalties for failure to make required payments, limits on permitted usages of the borrowed amounts (which are linked to certain agricultural products expenditures) and loan acceleration clauses. In addition, these agreements contain cross default clauses, requiring the principal and accrued interest to be paid in full for certain events. For further detail on financial instruments of Ultrapar and its subsidiaries, see Note 20 to our consolidated financial statements and “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments”.

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

The right to convert dividend payments and proceeds from the sale of our shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investment be registered with the Central Bank. Restrictions on the remittance of foreign capital abroad could hinder or prevent the custodian for the shares represented by ADSs, or holders who have exchanged ADSs for shares, from converting dividends, distributions or the proceeds from any sale of shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Delays in, or refusal to, granting the required government approval for conversions of Brazilian currency payments and remittances abroad could adversely affect holders of ADSs.

We have obtained a certificate of registration in the name of The Bank of New York, the depositary. Pursuant to this certificate, the custodian and the depositary are able to convert dividends and other distributions with respect to the shares represented by ADSs into foreign currency and to remit the proceeds outside Brazil. If a holder exchanges ADSs for shares, such holder may continue to rely on the depositary’s certificate of capital registration for only five business days after such exchange. After that, such holder must seek to register its investment directly with the Central Bank. Thereafter, unless the holder has registered its investment with the Central Bank, such holder may not convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such shares. Such holder generally will be subject to less favorable Brazilian tax treatment than a holder of ADSs.

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

Under Brazilian law, whenever there is a serious imbalance in Brazil’s balance of payments or reasons to foresee a serious imbalance, the Brazilian government may impose temporary restriction on the remittance of foreign currency abroad and on the conversion of Brazilian currency into foreign currencies. Such restrictions may hinder or prevent the custodian or holders who have exchanged ADSs for underlying shares from converting distributions or the proceeds from any sale of such shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad.

E. Taxation

This description does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of investors or that are generally assumed to be known by investors.

This summary is based upon tax laws of Brazil and the United States as of the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. Investors who hold our shares and ADSs should consult their own tax advisors as to the Brazilian, United States or other tax considerations relating to the ownership and disposition of shares or ADSs, including, in particular, the effect of any non U.S., state or local tax laws.

The tax considerations described below do not take into account the effects of a possible future income tax treaty between Brazil and the United States. We cannot assure you as to whether or when an income tax treaty will enter into force or how it will affect U.S. Holders (as defined below) of our shares or ADSs.

This summary does not address any tax issues that affect solely the company, such as deductibility of expenses.

Brazilian Tax Consequences

General. The following discussion summarizes the main Brazilian tax considerations relating to the ownership and disposal of our shares or ADSs, as the case may be, by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and, in the case of shares, has registered its investment in such securities with the Central Bank as a direct investment (in each case, a “Non-Brazilian Holder”). The following discussion does not address all of the Brazilian tax considerations applicable to any particular Non-Brazilian Holder. Therefore, each Non-Brazilian Holder should consult his or her own tax advisors concerning the Brazilian tax considerations relating to an investment in our shares or ADSs.

Taxation of dividends. Dividends paid by us, including stock dividends and other dividends paid in property, to the depositary in respect of the shares, or to a Non-Brazilian Holder in respect of shares, are currently exempted from withholding tax in Brazil to the extent that the dividends are paid out of profits as of January 1, 1996. Dividends relating to profits generated prior to January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, depending on the year the profits were generated.

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

Any payment of interest on capital to shareholders (including holders of ADSs in respect of shares) is subject to a withholding income tax at a rate of 15%, or 25% if the Non-Brazilian Holder is domiciled in a jurisdiction that does not impose income tax or where the maximum income tax rate is lower than 20% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment (“Tax Haven Holder”). These payments may be included, at their net value, as part of any mandatory dividend.

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

Taxation of gains. According to Law no. 10,833/03, the gains recognized on a disposal of assets located in Brazil, such as our shares, by a Non-Brazilian Holder, are subject to withholding income tax in Brazil. This rule is applicable regardless of whether the disposal is conducted in Brazil or abroad and/or if the disposal is or is not made to an individual or entity resident or domiciled in Brazil.

As a general rule, capital gains realized as a result of a disposal transaction are the positive difference between the amount realized on the disposal of the shares and the respective acquisition cost.

Capital gains realized by Non-Brazilian Holders on the disposal of shares sold on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market):

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

Any other gains realized on the disposal of shares that are sold on the Brazilian stock exchange or on the organized over-the-counter market:

•	are subject to income tax at a rate of 15% when realized by any Non-Brazilian Holder that is not a Tax Haven Holder, no matter if a Registered Holder or not; and

•	are subject to income tax at a rate of 25% when realized by a Tax Haven Holder, no matter if a Registered Holder or not.

In the cases above, if the gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable on the gross proceeds and can be offset against any income tax due on the capital gain.

Any exercise of preemptive rights relating to shares will not be subject to Brazilian income tax. Gains realized by a Non-Brazilian Holder on the disposal of preemptive rights will be subject to Brazilian income tax according to the same rules applicable to disposal of shares.

There can be no assurance that the current favorable tax treatment of Registered Holders will continue in the future.

Sale of ADS and shares by U.S. Holders to other non-residents in Brazil

Pursuant to Section 26 of Law No. 10,833, published on December 29, 2003, the sale of property located in Brazil involving non-resident investors is subject to Brazilian income tax as of February 1, 2004. Our understanding is that ADSs do not qualify as property located in Brazil and, thus, should not be subject to the Brazilian withholding tax. Insofar as the regulatory norm referred to in Section 26 is recent and generic and since, at the present time, no definitive jurisprudence has been established with respect to this matter, we are unable to assure the final outcome of such discussion.

Gains on the exchange of ADS for shares

Although there is no clear regulatory guidance, the exchange of ADSs for shares should not be subject to Brazilian income tax. Non-Brazilian Holders may exchange their ADSs for the underlying shares, sell the shares on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days from the date of exchange (in reliance on the depositary’s electronic registration). For further information, see “Item 10. Additional Information — Taxation — Brazilian Tax Consequences - Taxation of Bonds and Securities Transactions (IOF/Bonds)”. Our understanding is that the exchange of ADSs for the underlying shares and sale of shares within the period mentioned above by a Non-Brazilian Holder that (i) is a Registered Holder and (ii) is not a Tax Haven Holder should not be subject to the withholding income tax.

Upon receipt of the underlying shares in exchange for ADSs, Non-Brazilian Holders may also elect to register with the Central Bank the U.S. dollar value of such shares as a foreign portfolio investment under the rules of the Brazilian Monetary Counsel, which will entitle them to the tax treatment referred above in connection with Registered Holders.

Alternatively, the Non-Brazilian Holder is also entitled to register with the Central Bank the U.S. dollar value of such shares as a foreign direct investment under Law 4,131/62, in which case the respective sale would be subject to the tax treatment of Non-Brazilian Holders that are not Registered Holders.

Gains on the exchange of shares for ADS

The deposit of shares in exchange for the ADSs may be subject to Brazilian income tax on capital gains if the amount previously registered with the Central Bank as a foreign investment in shares (direct investment registered under Law 4,131) or, in the case of Registered Holders, the acquisition cost of the shares, as the case may be, is lower than:

•	the average price per share on the Brazilian stock exchange on which the greatest number of such shares were sold on the day of the deposit; or

•	if no shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of shares were sold during the 15 preceding trading sessions.

The difference between the amount previously registered, or the acquisition cost, as the case may be, and the average price of the shares, calculated as set forth above, is considered a capital gain subject to income tax at a rate of 15%, or 25% for Tax Haven Holders.

Taxation of Foreign Exchange Transactions (IOF/Exchange). IOF/Exchange is imposed on the conversion of Reais into foreign currency and on the conversion of foreign currency into Reais. Currently, the IOF/Exchange rate for almost all foreign currency exchange transactions is 0%. In the case of the settlement of foreign exchange transactions for the flow of capital into the country, made by foreign investors, for transactions in the financial and capital markets, the applicable rate is 2%. The Brazilian Federal Government is permitted to increase the rate at any time, up to 25%. However, any increase in rates only applies to future transactions.

Taxation of Bonds and Securities Transactions: (IOF/Bonds). Law No. 8,894, dated as of June 21, 1994, created the IOF/Bonds, which may be imposed on any transaction involving bonds and securities, even if the transaction includes Brazilian stock, futures or commodities exchange. The rate of IOF/Bonds with respect to transactions of shares is currently zero. Regarding the ADSs, under the Decree nr 7,011, from November 18, 2009 which amended the Decree nr 6,306, from December 14, 2007, the transfer of shares listed on the Brazilian stock exchange, with the specific purpose of guaranteeing the issuance of depositary receipts in the foreign market, is subject to a 1.5% IOF/bonds rate. The executive branch may increase the rate up to 1.5% per day during the terms of the securities, but only with respect to future transactions relating to shares or ADSs.

Other Brazilian Taxes. Some Brazilian states impose gift and inheritance tax on gifts or bequests made by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of shares or ADSs.

U.S. Federal Income Tax Considerations

The following is a discussion of certain material U.S. federal income tax considerations relating to the ownership and disposition of our shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to U.S. Holders (as defined below) of our shares or ADSs. The discussion applies only to a U.S. Holder (as defined below) that holds our shares or ADSs as capital assets for U.S. federal income tax purposes and does not address all the U.S. federal income tax considerations that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, such as dealers and traders in securities or currencies, financial institutions, insurance companies, tax-exempt entities, real estate investment trusts, regulated investment companies, persons that own, or have owned directly, indirectly or constructively, 10% or more of our voting shares for U.S. federal income tax purposes, persons holding our shares or ADSs as part of a hedging transaction, wash sale, straddle, conversion transaction or other integrated transaction for U.S. federal income tax purposes, persons entering into a “constructive sale” with respect to our shares or ADSs for U.S. federal income tax purposes, persons that have a functional currency for U.S. federal income tax purposes other than the U.S. dollar, persons liable for the alternative minimum tax, certain former citizens or long-term residents of the United States, persons who acquired our shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation, entities classified as partnerships for U.S. federal income tax purposes, or persons holding our shares or ADSs in connection with a trade or business conducted outside the United States.

Moreover, this description does not address the U.S. federal estate and gift tax or alternative minimum tax considerations relating to the ownership or disposition of our shares or ADSs. U.S. Holders should consult their tax advisor with respect to the U.S. federal, state, local and non-U.S. tax considerations relating to the acquisition, ownership and disposition of our shares or ADSs.

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

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our shares or ADSs that is for U.S. federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust, if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes, or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust. For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of our shares or ADSs who is not a U.S. Holder, but who is, for U.S. federal income tax purposes, a nonresident alien, a corporation, estate, or trust.

If a partnership, or any other entity or arrangement treated as a partnership for U.S. federal tax income tax purposes, holds shares or ADSs, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and on the activities of the partnership. Partnerships holding shares or ADSs and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of owning and disposing of the shares or ADSs.

U.S. Holders should consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax considerations arising under the law concerning the overall tax consequences to you, including the consequences arising under the laws of any non-U.S., state and local tax jurisdiction.

Ownership of ADSs in general

In general, U.S. Holders of ADSs will be treated for U.S. federal income tax purposes as owners of the shares underlying the ADSs. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs or exchanges the underlying shares represented by those ADSs for ADSs.

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

Taxation of distributions.

Subject to the discussion below under “— Passive foreign investment company”, the gross amount of any distributions made to a U.S. Holder on shares or ADSs, before reduction for any Brazilian taxes, including withholding taxes attributable to interest on equity, will be includable as ordinary dividend income on the day on which the dividends are actually or constructively received by a U.S. Holder to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A distribution in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted basis in the shares or ADSs and as a capital gain to the extent it exceeds the U.S. Holder’s basis. We do not maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, U.S. Holders should expect that distributions by us will generally be treated as dividends to U.S. Holders for U.S. federal income tax purposes.

Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013 may be eligible for the preferential tax rate currently applicable to certain “qualified dividend income” received by individuals, and dividends paid to corporate U.S. Holders will not be eligible for the dividends-received-deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Dividends paid to U.S. Holders in Reais will be includable in income in a U.S. dollar amount based on the exchange rate in effect on the date of actual or constructive receipt whether or not converted into U.S. dollars at that time. If dividends received in Reais are converted into U.S. dollars on the day they are actually or constructively received, the U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. Assuming the payment is not converted at that time, the U.S. Holder will have a tax basis in Reais equal to that U.S. dollar amount, which will be used to measure gain or loss from subsequent changes in exchange rates. Any gain or loss that a U.S. Holder recognizes on a subsequent conversion of Reais into U.S. dollars (or other disposition) generally will be U.S. source ordinary income or loss for U.S. foreign tax credit purposes.

Dividends on our shares or ADSs received by a U.S. Holder will generally be treated as foreign source income for U.S. foreign tax credit purposes. Subject to certain conditions and limitations under U.S. federal income tax law concerning credits or deductions for non-U.S. taxes and certain exceptions for short-term and hedged positions, a Brazilian withholding tax imposed on dividends would be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or at a U.S. Holder’s election may be deducted in computing taxable income if the U.S. Holder has elected to deduct all foreign income taxes for the taxable year). The limitation on foreign income. taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific “baskets” of income. The rules with respect to foreign tax credits are complex and U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances. Instead of claiming a credit, a U.S. Holder may, at its election, deduct such otherwise creditable Brazilian taxes in computing its taxable income, subject to generally applicable limitations under the Code and the Treasury regulations promulgated thereunder.

Subject to the discussion below under “Information reporting and backup withholding requirements,” a Non-U.S. Holder of our shares or ADSs will not be subject to U.S. federal income or withholding tax on dividends received on our shares or ADSs, unless such income is effectively connected with the conduct by such Non-U.S. holder of a trade or business in the United States.

Taxation of sale, exchange or disposition of shares or ADSs.

Subject to the discussion below under “— Passive foreign investment company”, a U.S. Holder will generally recognize gain or loss on the sale, exchange or other disposition of a share or ADS equal to the difference between the amount realized (including the gross amount of the proceeds before the reduction of any Brazilian tax) on such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in the share or ADS. The initial tax basis of shares or ADSs to a U.S. Holder will be the purchase price determined on the date of purchase. Subject to the discussion below under “— Passive foreign investment company”, such gain or loss will be capital gain or loss. In the case of a non-corporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income if such U.S. Holder’s holding period for the shares or ADSs exceeds one year at the time of the disposition. Gain or loss if any, recognized by a U.S. Holder generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes, as the case may be. The deductibility of capital losses is subject to limitations under the Code.

A U.S. Holder that receives Reais upon a sale, exchange or other disposition of our shares or ADSs will realize an amount equal to the U.S. dollar value of the Reais on the date of sale, exchange, or other disposition (or in the case of a cash basis taxpayer or, if an election is made, an accrual basis taxpayer, on the settlement date). A U.S. Holder will have a tax basis in the Reais received equal to that U.S. dollar amount. Any gain or loss realized by a U.S. Holder on a subsequent conversion of Reais into U.S. dollars (or other disposition) generally will be U.S. source ordinary income or loss for U.S. foreign tax credit purposes.

If any gain from the sale or exchange of our shares or ADSs is subject to Brazilian tax, U.S. Holders may not be able to credit such taxes against their U.S. federal income tax liability under the U.S. foreign tax credit limitations of the Code since such gain generally would be U.S. source income, unless such tax can be credited (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. Alternatively, the U.S. Holder may take a deduction for the Brazilian income tax if such holder does not take a credit for any foreign income tax during the taxable year. The rules with respect to foreign tax credits are complex and U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Subject to the discussion below under “Information reporting and backup withholding requirements,” a Non-U.S. Holder of our shares or ADSs will not be subject to U.S. federal income or withholding tax on any gain realized on the sale, exchange or other taxable disposition of such shares or ADSs unless such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

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

Based on a review of our gross income and assets, the manner in which we currently operates our business, the current market price of our shares, and the current interpretation of the PFIC provisions in the Code, we believe that we were not a PFIC for U.S. federal income tax purposes for our 2010 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be considered a PFIC for the current taxable year or any subsequent taxable year.

If we were a PFIC for any taxable year during which a U.S. Holder held shares or ADSs, a U.S. Holder of shares or ADSs may be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale, exchange or other taxable disposition of, and certain excess distributions with respect to, the shares or ADSs. Distributions received in a taxable year that are greater than 125 percent of the average annual distributions received during the shorter of (i) the three preceding taxable years or (ii) a U.S. Holder’s holding period for the shares or ADSs will be treated as excess distributions. Under these special tax rules: (i) the excess distribution or gain will be allocated ratably to each day in the U.S. Holder’s holding period for the shares or ADSs, (ii) the amount allocated to the taxable year of disposition, and any taxable year prior to the first taxable year in which we are a

PFIC, will be treated as ordinary income, and (iii) the amount allocated to each other taxable year that we were a PFIC will be subject to tax at the highest tax rate applicable to ordinary income for each such earlier taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

If we were a PFIC in any taxable year and provided certain requirements were met, a U.S. Holder might be able to make a mark-to-market election that could alleviate certain of the tax consequences described above. A qualified electing fund election would not be available to U.S. Holders because we do not intend to provide the necessary information to allow U.S. Holders to make such an election for any tax year in which we were to be a PFIC.

U.S. Holders should consult their tax advisors regarding the tax consequences that would arise if we were treated as a PFIC for U.S. federal income tax purposes, any applicable information reporting requirements, and the possibility of making a mark-to-market election in order to alleviate certain of these tax consequences.

Foreign tax credit for Brazilian taxes

Except for Brazilian tax covered in the section “Taxation of distributions”, all other transfer and other taxes covered in the “Brazilian Tax Consequences” section (above) will not be creditable against U.S. federal income taxes. U.S. Holders should consult their own tax advisors regarding the tax consequences of these Brazilian taxes.

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

Backup withholding is not an additional tax. A holder may be entitled to a refund or credit of any amounts withheld under the backup withholding rules against its U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service (“IRS”) in a timely manner.

In addition, certain U.S. Holders who are individuals are required to report to the IRS information relating to certain interests owned by such U.S. Holders in stock or securities issued by a non-U.S. person (such as, an interest in the shares or ADSs), subject to certain exceptions (including, for example, an exception for stock or securities held in accounts maintained by certain financial institutions). U.S. Holders are urged to consult their own tax advisers regarding the effect, if any, of this information reporting requirement on their acquisition, ownership and disposition of the shares or ADSs.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Statements contained in this annual report as to the contents of any contract or other document referred to are not necessarily complete, and each of these statements is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit hereto. A copy of the complete annual report including the exhibits and schedules filed herewith may be inspected without charge at the public reference facilities maintained by the SEC at, 100 F Street, N.E., Washington, D.C. 20549. Such reports and other information may also be inspected at the offices of NYSE, 11 Wall Street, New York, New York 10005, on which ADSs are listed. In addition, the SEC maintains a website that contains information filed electronically with the SEC, which can be accessed over the Internet at http://www.sec.gov.

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

We furnish to The Bank of New York, as depositary, copies of all reports we are required to file with the SEC under the Exchange Act, including our annual reports in English, containing a brief description of our operations and our audited annual consolidated financial statements which are prepared in accordance with IFRS. In addition, we are required under the Deposit

Agreement to furnish the depositary with copies of English translations to the extent required under the rules of the SEC of all notices of meetings of holders of preferred shares and other reports and communications that are generally made available to holders of preferred shares. Under certain circumstances, the depositary will arrange for the mailing, at our expense, of these notices, other reports and communications to all ADS holders.

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

Ultrapar has a conservative policy for the management of financial resources, instruments and risks approved by its Board of Directors (the “Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the proper conduct of business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•

Implementation of the management of financial assets, instruments and financial risks is the responsibility of the finance department, through its treasury, with the assistance of the tax and accounting areas;

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

•	Changes in the Policy, or revisions of its standards are subject to the approval of Board of Directors of Ultrapar;

•	Continuous enhancement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the finance department.

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

The subsidiaries of Ultrapar use exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial markets to protect their assets, liabilities, receipts and disbursements in foreign currency, in order to reduce the effects of changes in exchange rates on their results and cash flows in Reais within the exposure limits set by its Policy.

Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currency are stated below, translated into Reais as of December 31, 2010 and December 31, 2009:

Assets and liabilities in foreign currency

	2010	2009
	(Amounts in millions of Reais)
Assets in foreign currency
Financial assets in foreign currency (except for hedging instrument)	211.0	231.6
Foreign trade accounts receivable, net of provision for loss	123.6	112.2
Advances to foreign suppliers, net of accounts payable from imports	11.3	43.4
Investments in foreign subsidiaries	72.6	59.8

	418.5	447.0

Liabilities in foreign currency
Financing in foreign currency	(710.2)	(796.9)

	(710.2)	(796.9)

Currency hedging instruments	122.7	227.9
Net asset (liability) position	(169.0)	(122.0)
Net asset (liability) position — RPR[1]	13.6	87.0
Net asset (liability) position — Total	(155.4)	(35.0)

(1)	The net asset position as of December 31, 2010 of RPR reflects the amount of R$18.2 million of contracted exchange rate swaps primarily to protect future import of oil, net of (i) R$1.6 million of financing in foreign currency and (ii) R$3.0 million of suppliers in foreign currency.

Based on the net liability position of R$169.0 million in foreign currency shown above, we estimate that a 10% devaluation of the Real would produce a total effect of R$16.9 million, of which R$22.2 million of losses recognized in income and R$5.3 million of gain directly recognized in shareholders’ equity in cumulative translation adjustments. Based on the same position, we estimate that a 10% valuation of the Real would produce a net effect of R$16.9 million, of which R$22.2 million of gains recognized in income and R$5.3 million of loss directly recognized in shareholders’ equity in cumulative translation adjustments. See Note 2.3.o to our financial statements.

Sensitivity analysis

Ultrapar and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, Ultrapar analyzes the hedging instrument and the hedged item together, as shown on the charts below. For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, using U.S. dollar futures contracts quoted on BM&FBovespa as of December 31, 2010. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$2.36 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional devaluation, respectively, of Real in the likely scenario. Based on the balances of the hedging instruments and hedged items as of December 31, 2010, the exchange rates were replaced, and the changes between the new balance in Reais and the balance in Reais as of December 31, 2010 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (Likely)	Scenario II	Scenario III
	(Amounts in millions of Reais)
Currency swaps receivable in U.S. dollars
(1) U.S. dollar / R$ swaps	U.S. dollar appreciation	56.0	139.4	222.7
(2) Debts/Firm commitments in U.S. dollars		(56.0)	(139.4)	(222.7)

(1)+(2)	Net Effect	0.0	0.0	0.0

Currency swaps payable in U.S. dollars
(3) U.S. dollar / R$ swaps	U.S. dollar devaluation	(1.1)	(38.5)	(75.9)
(4) Gross margin of Oxiteno		1.1	38.5	75.9

(3)+(4)	Net Effect	0.0	0.0	0.0

NDF exchange (RPR)
(5) NDF Receivables in U.S. dollars	U.S. dollar appreciation	0.0	4.3	8.6
(6) Petroleum imports		0.0	(4.3)	(8.6)

(5)+(6)	Net Effect	0.0	0.0	0.0

Currency swaps receivable in U.S. dollars (RPR)
(7) U.S. dollar / R$ swaps	U.S. dollar appreciation	0.0	0.4	0.8
(8) Debt in dollars		0.0	(0.4)	(0.8)

(7)+(8)	Net Effect	0.0	0.0	0.0

See Notes 4, 14 and 20 to our consolidated financial statements for a discussion of the accounting policies for derivative instruments and information with respect to financial instruments.

Interest Rate Risk

Ultrapar adopts conservative policies for borrowing and use of financial resources and capital cost minimization. The financial investments of Ultrapar are primarily held in transactions linked to the CDI. Borrowing primarily relates to BNDES and other development agencies, Banco do Brasil, debentures and funds raised in foreign currency. Ultrapar does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial assets and liabilities at floating rates. See Note 4, 14 and 20 to our consolidated financial statements.

The table below provides information as of December 31, 2010 about our debt obligations in foreign currency and in Reais that are subject to variable and fixed rates of interest. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates and interest rates:

				Principal by year of maturity*
Debt	Weighted average interest rate	Fair value	Book value	2011	2012	2013	2014	2015	2016 and thereafter
	(in millions of Reais)
R$ borrowings**	11.4%	2,081.9	2,082.9	30.0	459.5	875.3	340.2	342.5	35.5
Borrowings indexed to the CDI	108.2% of the CDI	1,287.5	1,301.3	18.5	1,279.3	2.6	0.8	—	—
Borrowings indexed to the TJLP	3.5%	1,249.2	1,245.7	482.3	436.7	132.2	88.1	58.3	48.3
U.S. dollar borrowings	5.4%	741.7	695.0	226.9	15.7	13.8	11.0	423.9	3.9
Borrowings indexed to the MX$ + TIIE	7.5%	16.5	16.7	8.5	6.6	1.0	0.5	—	—
Borrowings indexed to the Bs	28.0%	0.02	0.02	0.01	0.01	0.0	—	—	—
Borrowings indexed to the UMBNDES	7.6%	0.01	0.01	0.01	—	—	—	—	—

Subtotal		5,376.8	5,341.7	766.1	2,197.8	1,024.9	440.5	824.7	87.6
Unrealized losses on swaps transactions		54.4	54.4	54.4	—	—	—	—	—

Total		5,431.2	5,396.0	820.5	2,197.8	1,204.9	440.5	824.7	87.6

*	Figures include interest accrued until December 31, 2010.
**	For the amount of R$1,916.3 million, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 99% of CDI on average.

Sensitivity analysis

For the sensitivity analysis of the interest rate hedging instrument in U.S dollars, Ultrapar used the future LIBOR curve (BBA – British Banker’s Association) as of December 31, 2010 at maturity of the swap and of the syndicated loan (hedged item), which occurs in 2011, in order to define the likely scenario. Scenarios II and III were estimated with a 25% and 50% deterioration, respectively, in the estimate of the likely LIBOR. Based on the three interest rate scenarios, management estimated the values of its loan and of the hedging instrument by calculating the future cash flows associated with each instrument adopted according to the projected scenarios and adjusting them to present value by the rate in effect on December 31, 2010. The result is stated on the table below:

	Risk	Scenario I (Likely)	Scenario II	Scenario III
	(Amounts in millions of Reais)
Interest rate swap in U.S. dollars
(1) LIBOR / fixed rate swap	Increase in LIBOR	0.0	0.1	0.1
(2) LIBOR Debt		0.0	(0.1)	(0.1)

(1)+(2)	Net Effect	0.0	0.0	0.0

For the sensitivity analysis of the interest rate hedging instrument in Reais, Ultrapar used the future Interbank Certificate of Deposit Rate curve (CDI) quoted on BM&FBovespa as of December 31, 2010 for each swap and each debt (hedged item) maturities, in order to define the likely scenario. Scenarios II and III were estimated with a 25% and 50% deterioration, respectively, of the CDI rate. Based on the three interest rate scenarios, management estimated the fair value the hedging instrument and the gain or loss in its hedged item which is attributable to the hedged risk by calculating the future cash flows associated with each instrument adopted according to the projected scenarios and adjusting them to present value by the rate in effect on December 31, 2010. The result is stated on the table below:

	Risk	Scenario I (Likely)	Scenario II	Scenario III
	(Amounts in millions of Reais)
Interest rate swap in Reais
(1) Fixed rate / CDI swap	Increase in CDI	0.0	(126.4)	(240.4)
(2) Fixed-rate Debt		0.0	126.5	240.5

(1)+(2)	Net Effect	0.0	0.1	0.1

Credit risk

The financial instruments that would expose Ultrapar and its subsidiaries to credit risks of the counterparty are basically represented by cash and cash equivalents, financial investments and accounts receivable.

Customer credit risk — Such risks are managed by each business unit through specific criteria for acceptance of customers and credit rating and are additionally mitigated by diversification of sales. As of December 31, 2010, the provision for potential loss on their accounts and assets receivables recorded for Ipiranga, Ultragaz, Oxiteno and Ultracargo were R$101.3 million, R$16.6 million, R$1.4 million and R$0.6 million, respectively.

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

Government credit risk — Ultrapar and its subsidiaries have financial investments in federal government bonds of Brazil and countries rated AAA or Aaa by specialized credit rating agencies. The volume of these financial investments is subject to maximum limits imposed for each country and, therefore, require diversification of counterparty.

Selection and use of financial instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology of the book value and fair value, and documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of Ultrapar and its subsidiaries are intended to preserve value and liquidity. The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described above and are the subject of risk management. In accordance with the Policy, Ultrapar and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments or instruments with a margin call are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, Ultrapar and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

The Committee monitors compliance with the risk standards established by the Policy through a risk monitoring map, including the use of hedging instruments, on a monthly basis.

The table below summarizes the position of hedging instruments adopted by the company and its subsidiaries:

	Counterparty	Maturity	Initial notional amounts(1)		Fair value		Amounts payable or receivable for the period (Dec 31, 2010)
Swap contracts			2010	2009	2010	2009	Amount receivable	Amount payable
					R$ million	R$ million	R$ million	R$ million
a – Exchange rate swaps receivable in U.S. dollars
Receivables in U.S. dollars	Bradesco, Goldman Sachs, HSBC, Itaú, Santander	Jan 2011 to Dec 2015	US$165.8	US$202.8	271.0	350.8	271.0	—
Payables in CDI interest rate			(US$165.8)	US$(202.8)	(320.0)	(385.5)	—	320.0

Total result			—	—	(49.0)	(34.7)	271.0	320.0

b – Exchange rate swaps payable in U.S. dollars
Receivables in CDI interest rate	Bradesco, Citibank, Itaú, Santander	Jan 2011 to Apr 2011	US$89.2	US$69.2	153.0	122.1	153.0	—
Payables in U.S. dollars			(US$89.2)	US$(69.2)	(146.7)	(118.9)	—	146.7

Total result			—	—	6.3	3.2	153.0	146.7

c – Interest rate swaps in Reais
Receivables in fixed interest rate	Banco do Brasil	Feb 2012 to May 2015	R$1,809.5	—	1,947.9	—	1,947.9	—
Payables in CDI interest rate			(R$1,809.5)	—	(1,931.5)	—	—	1,931.5

Total result			—	—	16.4	—	1,947.9	1,931.5

d – Interest rate swaps in U.S. dollars
Receivables in LIBOR interest rate in U.S. dollars	Itaú	Jun 2011	US$60.0	US$60.0	98.6	100.7	98.6	—
Payables in fixed interest rate in U.S. dollars			(US$60.0)	(US$60.0)	(100.2)	(104.7)	—	100.2

Total result			—	—	(1.6)	(4.0)	98.6	100.2

e – NDFs (non-deliverable forwards) – RPR
Receivables in U.S. dollars	Banco do Brasil, HSBC	Jan 2011	US$10.3	US$73.3	16.6	125.9	16.6	—
Payables in fixed interest rate in R$			(US$10.3)	(US$73.3)	(18.1)	(127.8)	—	18.1

Total result			—	—	(1.5)	(1.9)	16.6	18.1

f – Exchange rate swaps receivable in U.S. dollars - RPR
Receivables in U.S. dollars	Safra	Jan 2011	US$0.9	—	1.6	—	1.6	—
Payables in CDI interest rate			(US$0.9)	—	(1.7)	—	—	1.7

Total result			—	—	(0.1)	—	1.6	1.7

Total gross result			—	—	(29.5)	(37.4)	2,488.8	2,518.2
Income tax			—	—	(5.1)	(1.6)	(5.1)	—
Total net result			—	—	(34.6)	(39.0)	2,483.7	2,518.2
Positive balance					19.8	12.7
Negative balance					(54.4)	(51.7)

(1)	In millions. Currency as indicated.
(2)	For some transactions, the accrued interest value is positive, which generates a tax provision. However, the mark-to-market effect makes the fair value have a negative balance.

The purposes and the receiving or payable rates of each category of hedging instruments included in the table above are described as follows:

a – Exchange rate swaps receivable in U.S. dollars — the purpose of these contracts is to offset the effect of variations in exchange rates over our debts or firm commitments in U.S. dollars by converting them into debt or firm commitments in Reais linked to CDI. The table below presents our position in this category of swaps as of December 31, 2010:

	Maturity
Swap	2011	2012 and thereafter
Notional amount of swaps (in millions of Reais)(1)	151.3	125.0
Notional amount of swaps (in millions of dollars)	90.8	75.0
Average receiving rate	US$ + 3,69%	US$ + 8.00%
Average payment rate(2)	97.07% of the CDI	143.00% of the CDI

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2010.
(2)	CDI.

b – Exchange rate swaps payable in U.S. dollars — the purpose of these contracts is to protect Oxiteno against variations between the exchange rate used to convert the dollar denominated costs of its main raw materials to Reais and the exchange rate used to convert the dollar denominated price of such products. The table below presents our position in this category of swaps as of December 31, 2010:

Maturity
Swap	2011
Notional amount of swaps (in millions of Reais)(1)	148.7
Notional amount of swaps (in millions of dollars)	89.2
Average receiving rate(2)	76.35% of the CDI
Average payment rate	US$

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2010.
(2)	CDI.

c – Interest rate swap in reais — the purpose of this contract is to convert the interest rate on a fixed-rate debt in the principal amount of R$ 1,809.5 million into a floating rate linked to CDI. The table below presents our position on this category of swaps as of December 31, 2010:

	Maturity
Swap	2011	2012 and thereafter
Notional amount of swaps (in millions of reais)	—	1.809,5
Notional amount of swaps (in millions of dollars)(1)	—	1.086,0
Average receiving rate	—	11.81% p.a.
Average payment rate(2)	—	98.75% of the CDI

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2010.
(2)	CDI.

d – Interest rate swap in U.S. dollars — the purpose of this contract is to convert the interest rate on a syndicated loan in the principal amount of US$60 million from floating into fixed rate. The table below presents our position on this category of swaps as of December 31, 2010:

Maturity
Swap	2011
Notional amount of swaps (in millions of reais)(1)	100.0
Notional amount of swaps (in millions of dollars)	60.0
Average receiving rate(2)	Libor + 1.25%
Average payment rate	US$ + 4.93%

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2010.
(2)	CDI.

e – NDFs (Non-deliverable forwards) – RPR — the purpose of this contract is to offset the effects of exchange rate on imports of oil denominated in U.S. dollar (US$10.3 million) in the subsidiary RPR. The table below presents our position on this category of swaps as of December 31, 2010:

Maturity
Swap	2010
Notional amount of NDFs (in millions of Reais)(1)	17.2
Notional amount of NDFs (in millions of dollars)	10.3
Average future U.S. dollar hired(2)	1.8131

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2010.
(2)	Exchange rate in Reais per U.S. dollars

f – Exchange rate swaps receivables in U.S. dollars - RPR — the purpose of these contracts is to offset the effect of the change in exchange rates of debt denominated in U.S. dollars by converting it into a debt denominate in Reais linked to CDI. The table below presents our position in this category of swaps as of December 31, 2010:

Maturity
Swap	2011
Notional amount of swaps (in millions of reais)(1)	1.6
Notional amount of swaps (in millions of dollars)	0.9
Average receiving rate(2)	US$ + 1.26%
Average payment rate	105.50% of the CDI

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2010.
(2)	CDI.

All of Ultrapar’s hedging instruments were properly registered with CETIP S.A. (the Brazilian over-the-counter clearing house), except for the interest rate swap, which is an over-the-counter contract governed by ISDA (International Swap Dealers Association, Inc.) executed with the counterparty Banco Itaú BBA S.A. – Nassau Branch.

Ultrapar and its subsidiaries designate as cash flow hedges some hedging instruments for future cash flows. These hedging instruments aim at protecting the cash flows from (i) the risk of fluctuations of the Libor in loans hired and (ii) the risk of exchange rate changes of subsidiary RPR on future imports of oil denominated in U.S. dollars. On December 31, 2009 these hedging instruments amounted to US$70.3 million.

Ultrapar and its subsidiaries designate derivative as fair value hedge financial instruments used to offset the variations in interest rates in the market value of its financing denominated in Reais. As of December 31, 2010, such hedging instruments totaled R$1,809.5 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

In the United States, our preferred shares are traded in the form of ADSs. Each of our ADSs represents one preferred share of Ultrapar, issued by The Bank of New York Mellon, as depositary, pursuant to a deposit agreement, dated July 22, 1999, as amended and restated on May 5, 2005, and on January 26, 2011. The depositary’s principal executive office is located at One Wall Street, New York, NY 10286.

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

Reimbursement of fees incurred in 2010

From January 1, 2010 until December 31, 2010, Ultrapar received from the depositary US$53,646, net of withholding taxes, for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On June 28, 2011, the Conversion and the New Bylaws were approved at the extraordinary general shareholders’ meeting and the special preferred shareholders’ meeting. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments — New corporate governance structure”.

The New Bylaws of Ultrapar, as approved on June 28, 2011, are included in this annual report in Exhibit 1.2.

As a result of the Conversion, the company’s capital stock will be exclusively composed of common shares, and, accordingly, all shares issued by the company will entitle their holders to the same voting and equity rights. The material modifications to the rights of security holders are:

Voting Rights. The voting rights of existing common shareholders will be diluted as a result of the conversion of each preferred share, which has no voting rights, into common shares, which have voting rights. This dilution may affect certain rights provided by Law 6,404/76, which grant rights to holders of a certain percentage of voting shares. In addition, preferred shareholders will no longer have the ability to elect members of the Board of Directors or fiscal council in a separate election, pursuant to article 141 and 161 of Law 6,404/76.

Priority of Capital Distributions. After the Conversion, preferred shareholders will no longer have priority in capital distributions in the event of a liquidation of the company, as provided for under article 12 of the bylaws. See “Exhibit 1.1. — Bylaws of Ultrapar, dated as of April 27, 2011”.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

As of December 31, 2010, under management’s supervision and with its participation, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of our disclosure controls and procedures for the period relating to the information contained in this 20F report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that (a) our disclosure controls and procedures are effective as of December 31, 2010 at the reasonable assurance level for the purpose of collecting, analyzing and disclosing the information that we are required to disclose in the reports we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms and (b) our disclosure controls and procedures were also effective as of December 31, 2010 to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures.

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

Management evaluated the internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO and Chief Financial Officer, or CFO as of December 31, 2010. Management evaluated the effectiveness of our internal control over financial reporting based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. Ultrapar’s management concluded that, as of December 31, 2010, our internal control over financial reporting were effective, based on those criteria.

Our independent registered public accounting firm, KPMG Auditores Independentes, has issued an attestation report on management’s assessment of our internal controls over financial reporting as of December 31, 2010. The report on the audit of our internal control over financial reporting is included below.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Ultrapar Participações S.A.

We have audited the accompanying consolidated balance sheets of Ultrapar Participações S.A. and subsidiaries (“the Company”) as of December 31, 2010 and 2009 and January 1, 2009, and the related consolidated statements of income, changes in shareholders’ equity, comprehensive income and cash flows for each of the years in the two-year period ended December 31, 2010. We also have audited the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ultrapar Participações S.A. and subsidiaries as of December 31, 2010 and 2009 and January 1, 2009, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2010, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG Auditores Independentes

São Paulo, SP - Brazil

June 30, 2011

(d) Changes in Internal Control over Financial Reporting

We have made no change to our internal control over financial reporting for the year ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our fiscal council acts as an audit committee pursuant to the requirements of the Sarbanes-Oxley Act. Under Rule 10A-3(c)(3) of the Exchange Act, non-U.S. issuers, such as Ultrapar, are exempt from the audit committee requirements of Section 303A of the NYSE Listed Company Manual if they establish, according to their local law or regulations, another body that acts as an audit committee. See “Item 6.C. Directors, Senior Management and Employees — Board Practices”

Ultrapar has determined that it will not appoint an audit committee financial expert, as Brazilian law does not require a fiscal council member to have the same attributes of such a financial expert. However, the company believes that its fiscal council members have broad commercial experience and extensive business leadership, having held various roles in accountancy, financial management and supervision, treasury and corporate finance. For example, one member of the company's fiscal council is a former partner of a major audit firm. In addition, other members of the company's fiscal council have served as the chief financial officer and controller of major Brazilian companies. We believe that there is a broad and suitable mix of business and financial experience on the fiscal council.

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

The relationship with our independent auditors in respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the auditor. Our Board of Directors approves our financial statements, the performance by our auditors of audit and permissible non-audit services, and associated fees, supported by our fiscal council, which acts as an audit committee pursuant to the requirements of the Sarbanes-Oxley Act. See “Item 6.C. Directors, Senior Management and Employees — Board Practices — Fiscal Council and Audit Committee Exemption” for more information about the responsibilities of the fiscal council. Our consolidated financial statements for the years ended December 31, 2010 and 2009 were audited by the independent registered public accounting firm, KPMG Auditores Independentes.

The following table describes the total amount billed to us by KPMG for services performed in 2010 and 2009 and the respective compensation for these services.

	2010	2009
	(in thousands of Reais)
Audit Fees	3,557.0	3,288.4
Audit Related Fees	92.0	572.0
Tax Fees	—	—
All Other Fees	—	—
Total Consolidated Audit Fees	3,649.0	3,860.4

“Audit Fees” are the aggregate fees billed by independent registered public accounting firms for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. “Audit-Related Fees” are fees charged by KPMG for assurance and related services. For the year ended December 31, 2010, Ultrapar and its subsidiaries did not contract for any service from their independent auditors that was not directly linked to the auditing of financial statements.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Our fiscal council meets the requirements for exemption from audit committee independence pursuant to the requirements of the Sarbanes-Oxley Act. Under Rule 10A-3(c)(3) of the Exchange Act, non-U.S. issuers, such as Ultrapar, are exempt from the audit committee independence requirements of Section 303A of the NYSE Listed Company Manual if they establish, according to their local law or regulations, another body that meets certain requirements. See “Item 6.C. Directors, Senior Management and Employees — Board Practices — Fiscal Council and Audit Committee Exemption”.

The fiscal council currently in office meets the following requirements of the general exemption contained in Rule 10A-3(c)(3):

•	the fiscal council is established pursuant to Brazilian Corporate Law and our bylaws;

•	under the requirements of Brazilian Corporate Law, our fiscal council is a separate body from our Board of Directors;

•	the fiscal council was not elected by Ultrapar’s management and no executive officer of Ultrapar is a member of the fiscal council;

•	all of the members of the fiscal council meet the independence requirements from Ultrapar, the management and the auditors, as set forth by Brazilian Corporate Law and/or listing provisions in Brazil;

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

We did not purchase any preferred share issued by the company in 2010.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNT

During the two-year period ending December 31, 2010, and for the six-month period ending June 30, 2011, no independent accountant engaged as our principal accountant (including all of our significant subsidiaries) has resigned (or has indicated it has declined to continue on as our independent accountant after completion of the current year) or was dismissed.

ITEM 16G.	CORPORATE GOVERNANCE

Under the rules of the NYSE, foreign private issuers are subject to a more limited set of corporate governance requirements than are U.S. domestic issuers. As a foreign private issuer, we must comply with four principal NYSE corporate governance rules: (i) we must satisfy the requirements of Exchange Act Rule 10A–3 relating to audit committees; (ii) our Chief Executive Officer must promptly notify the NYSE after any executive officer becomes aware of any material noncompliance with the applicable NYSE rules; (iii) we must provide the NYSE with annual and interim written affirmations; and (iv) we must provide a brief description of any significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards.

The significant differences between our corporate governance practices and the NYSE corporate governance standards are as follows:

Independence of Directors

NYSE rules require that a majority of the Board of Directors must consist of independent directors as defined under NYSE rules. Under Brazilian Corporate Law, we are not required to have a majority of independent directors. The Brazilian Corporate Law requires that our directors be elected by our shareholders at a general shareholders meeting. As of December 31, 2010, our Board of Directors consisted of eight members, of whom five were independent non-executive members and three are shareholders of Ultra S.A., our controlling shareholder. Two of these three non-independent board members were executive officers of Ultrapar until December 2006. On February 10, 2011, the extraordinary general shareholders’ meeting approved the modification of the maximum number of members of the company’s Board of Directors, amending it from 8 to 9. Currently, our Board of Directors elected at the general shareholders’ meeting on April 27, 2011, consists of nine members, six of whom are independent, according to the Brazilian rules, non-executive members (including one appointed by minority preferredshareholders). Two members of the board were executive officers until December 2006. See “Item 6.C. Directors, Senior Management and Employees — Board Practices” and “Exhibit 1.2 — New Bylaws of Ultrapar, dated as of June 28, 2011”.

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

Committees

NYSE rules require that U.S. domestic listed companies have a nominating/corporate governance committee and a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s purpose and responsibilities. Under the Brazilian Corporate Law, we are not required to have, and accordingly as of December 31, 2010, we did not have, a nominating committee a corporate governance committee or a compensation committee. The New Bylaws reflects the creation of a compensation and an audit committee, as ancillary bodies of the Board of Directors. See “Item 6.C. Directors, Senior Management and Employees — Board Practices” and “Exhibit 1.2— New Bylaws of Ultrapar, dated as of June 28, 2011”.

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

Our fiscal council currently in office satisfies the requirements of Rule 10A–3(c)(3) of the Exchange Act. Our fiscal council consists of five members and their respective alternate members, and it is a separate corporate body independent from our management. The members of our fiscal council are elected by our shareholders at the annual general shareholders’ meeting for one-year terms and are eligible for reelection. Under the Brazilian Corporate Law, individuals who are members of the Board of Directors or are executive officers or employees or spouses or relatives of any member of the company’s management are not eligible to serve on the fiscal council.

From 2005 to 2010, our bylaws provided for a fiscal council with permanent operations. As set forth by the New Bylaws, our fiscal council will act on a non-permanent basis and its current members will remain in office until the general shareholders meeting that will be held on 2012. In addition, the New Bylaws establish an audit committee as an ancillary body of the Board of Directors. As determined by the New Bylaws, in the event the fiscal council is established as set forth in Law 6,404/76, the fiscal council shall operate as the audit committee exercising all the duties provided for in our New Bylaws as required of the audit committee, and with respect to its members, subject to all the requirements and limitations provided for by law. The audit committee will not operate in any fiscal year when a fiscal council is installed. See “Exhibit 1.2 — New Bylaws of Ultrapar, dated as of June 28, 2011”. See “Item 4.b. History and Development of the Company – Recent Developments – New corporate governance structure” and “Exhibit 1.2 — New Bylaws of Ultrapar, dated as of June 28, 2011”.

For more information see “Item 6.C. Directors, Senior Management and Employees — Board Practices — Fiscal Council and Audit Committee Exemption” and “Exhibit 1.2 — New Bylaws of Ultrapar, dated as of June 28, 2011”.

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

Corporate Governance Guidelines

NYSE rules require that U.S. domestic listed companies adopt and disclose corporate governance guidelines. We have adopted corporate governance guidelines set out by our Board of Directors or required by the Brazilian Corporate Law and which we believe are consistent with best practices, such as the 100% tag along rights to all shareholders, the implementation of a code of ethics, and the adoption of the Policy of Disclosure of Material Acts or Facts, which deals with the public disclosure of all relevant information and the trading of shares issued by Ultrapar as per CVM Instruction No. 358.

On June 28, 2011, the extraordinary shareholders’ meeting and the special preferred shareholders’ meeting approved the migration of Ultrapar to Novo Mercado segment of BM&FBovespa and the New Bylaws, with new provisions exceeding the listing requirements of Novo Mercado. For example, according to the rules of Novo Mercado the minimum percentage of independent members of the Board of Directors is set at 20%, while a minimum of 30% is required in our New Bylaws. Our New Bylaws also establish (i) a mandatory tender offer to 100% of the company's shareholders in the event a shareholder, or a group of shareholders acting in concert, acquire or become holders of 20% of the company's shares, excluding treasury shares, and (ii) creation of audit and compensation committees, as ancillary bodies of the Board of Directors. The New Bylaws do not establish any limitation on voting rights, special treatment to current shareholders, public tender offers for a price above that of the acquisition price of shares or any other poison pill provisions, thus assuring the effectiveness of a majority shareholders’ approval on all matters to be deliberated. See “Item 4.b. History and Development of the Company – Recent Developments – New corporate governance structure” and “Exhibit 1.2 — New Bylaws of Ultrapar, dated as of June 28, 2011”.

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

We file the following consolidated financial statements together with the reports of independent registered public accountants firms, as part of this annual report:

ITEM 19.	EXHIBITS

We are filing the following documents as part of this Annual Report Form 20F:

1.1	Bylaws of Ultrapar, dated as of April 27, 2011.

1.2	New Bylaws of Ultrapar, dated as of June 28, 2011.

2.1	Shareholders’ Agreement dated March 22, 2000 (incorporated by reference to Exhibit 2.1 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

2.2	Indenture in respect of the 1st issue of simple, non-convertible debentures, unsecured and without special privileges, in a single series, for public distribution, dated of February 16, 2005 (incorporated by reference to Item 1 of Form 6-K filed on March 1, 2005).

2.3	Indenture, dated as of December 20, 2005, among LPG International, as Issuer, Ultrapar Participações S.A. and Oxiteno S.A. Indústria e Comércio, as Guarantors, JPMorgan Chase Bank, N.A., as Trustee, Transfer Agent and Registrar, J.P. Morgan Trust Bank LTD., as Principal Payment Agent and J.P. Morgan Bank Luxembourg S.A., as Luxembourg Paying Agent, Luxembourg Transfer Agent and Luxembourg Listing Agent (incorporated by reference to Exhibit 2.2 to Form 20-F of Ultrapar Participações S.A. filed on May 5, 2006).

2.4	Amendment dated as of March 31, 2006 to the Indenture dated as of December 20, 2005 (incorporated by reference to Exhibit 2.3 to Form 20-F of Ultrapar Participações S.A. filed on May 5, 2006).

2.5	Indenture regarding first tranche of the issuance of debentures in Brazil totaling R$675 million in connection with the acquisition of Ipiranga — English Translation (incorporated by reference to Exhibit 2.6 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

2.6	Ipiranga Group Shareholders’ Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Translation (incorporated by reference to Exhibit 2.7 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

2.7	RPR Shareholders Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Translation (incorporated by reference to Exhibit 2.8 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

2.8	Ultrapar Participações S.A. 3rd Public Offering Indenture of Simple Debentures, Non-Convertible, Unsecured and Non-Preferred in a Single Series between Ultrapar Participações S.A. and Pentágono S/A DTVM, dated May 20, 2009 – English Summary (incorporated by reference to Exhibit 2.8 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

2.9	First Amendment to Ultrapar Participações S.A. 3rd Public Offering Indenture of Simple Debentures, Non-Convertible, Unsecured and Non-Preferred in a Single Series between Ultrapar Participações S.A. and Pentágono S/A DTVM, dated June 3, 2009 — English Summary (incorporated by reference to Exhibit 2.9 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

2.10	Shareholders’ Agreement dated December 3, 2009 (incorporated by reference to Item 2 of Form 6-K of Ultrapar Participações S.A., filed on December 3, 2009).

2.11	New Ultra S.A. Shareholders’ Agreement dated April 1, 2011 (incorporated by reference to Item 5 of Form 6-K of Ultrapar Participações S.A., filed on April 5, 2011).

2.12	Second Amendment to Ultrapar Participações S.A. 3rd Public Offering Indenture of Simple Debentures, Non-Convertible, Unsecured and Non-Preferred in a Single Series between Ultrapar Participações, S.A. and Pentágono S/A DTVM, dated December 4, 2009 – English Summary (incorporated by reference to Exhibit 2.11 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

4.1	Share Sale and Purchase Agreement related to the sale and purchase of the entire share capital of Shell Gás (LPG) Brasil S.A. (incorporated by reference to Exhibit 10.2 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005).

4.2	Form of agreement between Ultragaz and independent dealers (incorporated by reference to Exhibit 10.4 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005, as amended).

4.3	Take or pay agreement between Tequimar and CODEBA (incorporated by reference to Exhibit 10.5 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005, as amended).

4.4	The Investment Agreement entered into by and among Ultrapar, Petrobras and Braskem dated March 18, 2007 — English translation, as amended by the Amendment to Investment Agreement entered into by and among Ultrapar, Petrobras and Braskem dated April 18, 2007 — English Summary (incorporated by reference to Exhibit 4.4 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

4.5	Share Purchase Agreement entered into by and among Ultrapar, Petrobras, Braskem and the Key Shareholders of RPR, DPPI and CBPI, dated March 18, 2007 — English Summary (incorporated by reference to Exhibit 4.5 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

4.6	Braskem/Petrobras Asset Security Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Summary (incorporated by reference to Exhibit 4.6 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

4.7	Petrobras Asset Security Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Summary (incorporated by reference to Exhibit 4.7 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

4.8	Ethylene Supply Agreement between Braskem S.A. and Oxiteno Nordeste S.A. Indústria e Comércio, dated June 13, 2008 — English Summary (incorporated by reference to Exhibit 4.8 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

4.9	Share Purchase Agreement between Ultrapar Participações S.A.’s subsidiary Terminal Químico de Aratu S.A. and Unipar, dated June 6, 2008, including Amendment dated September 22, 2008 — English Summary (incorporated by reference to Exhibit 4.8 to From 20-F of Ultrapar Participações S.A. filed on June 29, 2009).

4.10	Ethylene Supply Agreement between Petroquímica União S.A. and Oxiteno S.A. Indústria e Comércio, dated August 1, 2008 — English Summary (incorporated by reference to Exhibit 4.10 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

4.11	Securities Purchase Agreement entered into by and among Chevron, CBL, Galena and SBP, dated August 14, 2008 (incorporated by reference to Exhibit 4.9 to Form 20-F of Ultrapar Participações S.A. filed on June 29, 2009).

4.12	Revolving Line of Credit Agreement among Banco Nacional de Desenvolvimento Esconômico e Social (BNDES), Companhia Brasileira de Petróleo Ipiranga, Companhia Ultragaz S/A, Oleoquímica Indústria e Comércio de Productos Químicos Ltda, Oxiteno Nordeste S/A Indústria e Comércio, Tequimar — Terminal Químico de Aratu S/A, Tropical Transportes Ipiranga Ltda. and Ultrapar Participações S.A., dated December 16, 2008 — English Summary (incorporated by reference to Exhibit 4.12 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

4.13	Amendment No. 1 to Securities Purchase Agreement entered into by and among Chevron, CBL, Galena and SBP, dated March 30, 2009 (incorporated by reference to Exhibit 4.10 to Form 20-F of Ultrapar Participações S.A. filed on June 29, 2009).

4.14	Line of Credit Agreements between Banco do Brasil S.A. and Ipiranga Produtos de Petróleo S.A., each dated June 16, 2010 — English Summary (incorporated by reference to Exhibit 4.10 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

6.1	Statement regarding computation of per share earnings (incorporated by reference to Note 27 to our consolidated financial statements included in this annual report).

8.1	List of subsidiaries of Ultrapar (incorporated by reference to Note 3 to our consolidated financial statements included in this annual report).

11.1	Code of Ethics, amended on June 17, 2009 (incorporated by reference to Form 6-K of Ultrapar Participações S.A. filed on June 19, 2009).

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Documentation with respect to our corporate restructuring of 2002 (incorporated by reference in Forms 6-K, filed with the SEC on October 15, 2002, November 1, 2002 and December 6, 2002).

There are omitted from the exhibits filed with or incorporated by reference into this annual report certain promissory notes and other instruments and agreements with respect to long-term debt of our company, none of which authorizes securities in a total amount that exceeds 10% of the total assets of our company. We hereby agree to furnish to the SEC copies of any such omitted promissory notes or other instruments or agreements as the Commission requests.

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

Date: June 30, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Ultrapar Participações S.A.

We have audited the accompanying consolidated balance sheets of Ultrapar Participações S.A. and subsidiaries (“the Company”) as of December 31, 2010 and 2009 and January 1, 2009, and the related consolidated statements of income, changes in shareholders’ equity, comprehensive income and cash flows for each of the years in the two-year period ended December 31, 2010. We also have audited the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ultrapar Participações S.A. and subsidiaries as of December 31, 2010 and 2009 and January 1, 2009, and the results of their operations and cash flows for each of the years in the two-year period ended December 31, 2010, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG Auditores Independentes

São Paulo, SP - Brazil

June 30, 2011

Ultrapar Participações S.A. and Subsidiaries

Consolidated balance sheets

as of December 31, 2010, December 31, 2009 and January 1, 2009

(In thousands of Reais)

	Note		12/31/2010	12/31/2009	1/1/2009
Assets
Current assets
Cash and cash equivalents	4		2,642,418	1,887,499	1,275,053
Financial investments	4		558,209	440,257	865,601
Trade accounts receivable	5		1,715,709	1,618,283	1,449,055
Inventories	6		1,133,537	942,181	1,033,756
Recoverable taxes	7		354,317	320,161	311,869
Other receivables			18,149	35,336	103,605
Prepaid expenses	10		35,148	26,005	21,033

Total current assets			6,457,487	5,269,722	5,059,972

Non-current assets
Financial investments	4		19,750	7,193	7,193
Trade accounts receivable	5		96,668	86,377	71,899
Related companies	8.a)		10,144	7,606	5,640
Deferred income and social contribution taxes	9.a)		564,397	697,910	552,579
Recoverable taxes	7		54,770	53,176	42,959
Escrow deposits			380,749	308,538	204,176
Other receivables			694	1,504	491
Prepaid expenses	10		40,611	47,661	32,875

			1,167,783	1,209,965	917,812

Investments
Affiliates	11		12,465	12,461	12,981
Others			2,793	2,285	2,382
Property, plant and equipment	12 and 14.h	)	4,003,704	3,784,500	3,123,201
Intangible assets	13		1,345,611	1,203,693	769,987

			5,364,573	5,002,939	3,908,551

Total non-current assets			6,532,356	6,212,904	4,826,363

Total assets			12,989,843	11,482,626	9,886,335

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Consolidated balance sheets

as of December 31, 2010, December 31, 2009 and January 1, 2009

(In thousands of Reais)

	Note	12/31/2010	12/31/2009	1/1/2009
Liabilities
Current liabilities
Loans	14	813,516	1,132,106	1,707,864
Debentures	14.g)	2,711	1,381	—
Finance leases	14.h)	4,257	10,728	12,581
Trade payables	15	941,177	891,869	614,201
Salaries and related charges		228,215	176,490	164,620
Taxes payable		157,922	121,496	85,773
Dividends payable	18.h)	192,493	113,868	74,630
Income and social contribution taxes payable		76,781	18,975	17,418
Post-employment benefits	22.b)	11,339	11,960	8,768
Provision for assets retirement obligation	16	5,636	3,813	2,611
Provision for contingencies	21.a)	39,626	23,024	32,521
Other payables		29,684	48,712	21,830
Deferred revenues	17	14,572	11,821	1,624

Total current liabilities		2,517,929	2,566,243	2,744,441

Non-current liabilities
Loans	14	3,380,856	2,131,388	2,000,941
Debentures	14.g)	1,193,405	1,186,485	—
Finance leases	14.h)	1,288	4,637	12,866
Related companies	8.a)	4,021	4,071	4,422
Deferred income and social contribution taxes	9.a)	26,712	13,496	32,939
Provision for contingencies	21.a)	470,505	540,231	258,843
Post-employment benefits	22.b)	93,162	90,080	77,722
Provision for assets retirement obligation	16	58,255	60,765	39,148
Other payables		62,215	34,669	18,499
Deferred revenues	17	5,912	5,310	4,508

Total non-current liabilities		5,296,331	4,071,132	2,449,888

Shareholders’ equity
Share capital	18.a)	3,696,773	3,696,773	3,696,773
Capital reserve	18.c)	7,688	4,482	2,906
Revaluation reserve	18.d)	7,590	8,156	10,280
Profit reserves	18.e)	1,513,920	1,176,962	1,078,914
Treasury shares	18.b)	(119,964)	(123,720)	(127,332)
Retained earnings		—	—	(62,174)
Additional dividends to the minimum mandatory dividends	18.h)	68,323	56,856	52,391
Valuation adjustment	2.3.c) and 18.f)	(2,403)	(4,075)	(6,248)
Cumulative translation adjustments	2.3.n) and 18.g)	(18,597)	(5,302)	8,309

Shareholders’ equity attributable to owners of the parent		5,153,330	4,810,132	4,653,819

Non-controlling interests in subsidiaries		22,253	35,119	38,187

Total shareholders’ equity	28	5,175,583	4,845,251	4,692,006

Total liabilities and shareholders’ equity		12,989,843	11,482,626	9,886,335

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Consolidated income statements

Years ended December 31, 2010 and 2009

(In thousands of Reais)

		2010	2009
Net revenue from sales and services	23	42,481,712	36,097,064
Cost of products and services sold	2.3.a) and 24	(39,322,888)	(33,443,570)

Gross income		3,158,824	2,653,494
Operating revenues (expenses)
Selling and marketing	24	(1,164,422)	(1,020,295)
General and administrative	24	(759,679)	(751,422)
Income from disposal of assets	25	78,969	18,932
Other operating income, net		10,790	19,331

Operating income		1,324,482	920,040
Financial income	26	266,965	176,203
Financial expenses	26	(531,051)	(467,712)
Equity in income of affiliates	11	4	230

Income before social contribution and income taxes		1,060,400	628,761

Social contribution and income taxes
Current	9.b)	(191,218)	(182,222)
Deferred charges	9.b)	(134,724)	(26,373)
Tax incentives	9.b) and 9.c)	30,728	20,575

		(295,214)	(188,020)

Net income		765,186	440,741
Income attributable to:

Shareholders’ of the Company		765,303	437,135

Non-controlling interests in subsidiaries		(117)	3,606

Earnings per share - common and preferred share (based on annual weighted average of shares outstanding) - R$	27 and 28	1.43	0.82

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Consolidated other comprehensive income

Years ended December 31, 2010 and 2009

(In thousands of Reais)

	Note	2010	2009
Net income attributable to shareholders of the Company		765,303	437,135
Net income attributable to non-controlling interest in subsidiaries		(117)	3,606

Net income		765,186	440,741
Valuation adjustment	18.f)	1,672	2,173
Cumulative translation adjustments	18.g)	(13,295)	(13,611)
Total comprehensive income		753,563	429,303
Total comprehensive income attributable to shareholders of the Company		753,680	425,697
Total comprehensive income attributable to non-controlling interest in subsidiaries		(117)	3,606

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Consolidated statements of changes in shareholders’ equity

Years ended December 31, 2010 and 2009

(In thousands of Reais)

						Profit reserves
	Note		Share capital	Capital reserve	Revaluation reserve in subsidiaries	Legal reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends	Non-controlling interests	Total
Balance at January 1, 2009 - previous accounting practices			3,696,773	855	10,280	119,575	959,339	(6,248)	8,309	—	(138,807)	—	38,187	4,688,263
Initial implementation of IFRS	2.1		—	2,051	—	—	—	—	—	(62,174)	11,475	52,391	—	3,743

Balance at January 1, 2009			3,696,773	2,906	10,280	119,575	959,339	(6,248)	8,309	(62,174)	(127,332)	52,391	38,187	4,692,006
Sale of treasury shares , net	18.b	)	—	1,576	—	—	—	—	—	—	3,612	—	—	5,188
Realization of revaluation reserve	18.d	)	—	—	(2,124)	—	—	—	—	2,124	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	18.d	)	—	—	—	—		—	—	(373)	—	—	—	(373)
Transfer to retained earnings			—	—	—	—	1,750	—	—	(1,750)	—	—	—	—
Net income for the year			—	—	—	—	—	—	—	437,135	—	—	3,606	440,741
Reversal of additional dividends of prior year			—	—	—	—	—	—	—	—	—	(52,391)	—	(52,391)
Others			—	—	—	—	—	—	—	—	—	—	(6,776)	(6,776)
Appropriation of net income:
Legal reserve			—	—	—	23,337	—	—	—	(23,337)	—	—	—	—
Interim dividends (R$ 0.22 per share)	28		—	—	—	—	—	—	—	(119,161)	—	—	—	(119,161)
Proposed dividends payable (R$ 0.30 per share), net of additional dividends	28		—	—	—	—	—	—	—	(159,401)	—	56,856	—	(102,545)
Retention of profits			—	—	—	—	164,849	—	—	(164,849)	—	—	—	—
Other comprehensive income:
Valuation adjustments for financial instruments	2.3.c	)	—	—	—	—	—	2,173	—	—	—	—	—	2,173
Currency translation of foreign Subsidiaries	2.3.o	)	—	—	—	—	—	—	(13,611)	—	—	—	—	(13,611)
Appropriation of IFRS implementation			—	—	—	—	(91,888)	—	—	91,786	—	—	102	—

Balance at December 31, 2009			3,696,773	4,482	8,156	142,912	1,034,050	(4,075)	(5,302)	—	(123,720)	56,856	35,119	4,845,251

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Consolidated statements of changes in shareholders’ equity

Years ended December 31, 2010 and 2009

(In thousands of Reais)

					Profit reserves
	Note	Share capital	Capital reserve	Revaluation reserve in subsidiaries	Legal reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends	Non-controlling interests	Total
Balance at December 31, 2009		3,696,773	4,482	8,156	142,912	1,034,050	(4,075)	(5,302)	—	(123,720)	56,856	35,119	4,845,251
Sale of treasury shares, net	18.b)	—	3,206	—	—	—	—	—	—	3,756	—	—	6,962
Realization of revaluation reserve	18.d)	—	—	(566)	—	—	—	—	566	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	18.d)	—	—	—	—	—	—	—	(147)	—	—	—	(147)
Transfer to retained earnings		—	—	—	—	419	—	—	(419)	—	—	—	—
Net income for the year		—	—	—	—	—	—	—	765,303	—	—	(117)	765,186
Reversal of additional dividends of prior year		—	—	—	—	—	—	—	—	—	(56,856)	—	(56,856)
Capital reduction from Utingás Armazenadora Ltda.		—	—	—	—	—	—	—	—	—	—	(11,631)	(11,631)
Others		—	—	—	—	—	—	—			—	(326)	(326)
Appropriation of net income:
Legal reserve		—	—	—	37,942	—	—	—	(37,942)	—	—	—	—
Interim dividends (R$ 0.33 per share)	18.h) and 28	—	—	—	—	—	—	—	(176,815)	—	—	—	(176,815)
Proposed dividends payable (R$ 0.47 per share), net of additional dividends	18.h) and 28	—	—	—	—	—	—	—	(251,949)	—	68,323	(792)	(184,418)
Retention of profits	18.h)	—	—	—	—	298,597	—	—	(298,597)	—	—	—	—
Other comprehensive income:
Valuation adjustments for financial instruments	2.3.c)	—	—	—	—	—	1,672	—	—	—	—	—	1,672
Currency translation of foreign subsidiaries	2.3.o)	—	—	—	—	—	—	(13,295)	—	—	—	—	(13,295)

Balance at December 31, 2010		3,696,773	7,688	7,590	180,854	1,333,066	(2,403)	(18,597)	—	(119,964)	68,323	22,253	5,175,583

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Consolidated statements of cash flows - Indirect method

Years ended December 31, 2010 and 2009

(In thousands of Reais)

	Note	2010	2009
Cash flows from operating activities
Net income for the year		765,186	440,741
Adjustments to concile net income to cash provided by operating activities
Equity in income of affiliates	11	(4)	(230)
Depreciation and amortization		530,829	529,320
PIS and COFINS credits on depreciation		9,582	10,226
Expense with tanks removed	16	(5,828)	(3,278)
Interest, monetary and exchange rate changes		414,595	110,724
Deferred income and social contribution taxes	9.b)	134,724	26,373
Income from disposal of assets	25	(78,969)	(18,932)
Others		957	1,588
(Increase) decrease in current assets
Trade accounts receivable	5	(94,685)	91,990
Inventories	6	(131,300)	380,856
Recoverable taxes	7	(34,282)	51,956
Other receivables		16,929	69,741
Prepaid expenses	10	(8,322)	8,441
Increase (decrease) in current liabilities
Trade payables		21,140	47,408
Salaries and related charges		54,411	(2,688)
Taxes payable		36,542	19,555
Income and social contribution taxes		34,291	1,351
Other payables		(1,066)	(3,413)
(Increase) decrease in long-term assets
Trade accounts receivable	5	(11,215)	(23,375)
Recoverable taxes	7	(1,036)	(8,535)
Escrow deposits		(72,267)	(44,240)
Other receivables		825	1,762
Prepaid expenses	10	6,699	(10,877)
Increase (decrease) in long-term liabilities
Provision for contingencies		(107,292)	60,717
Other payables		27,753	4,942

Net cash provided by operating activities		1,508,197	1,742,123

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Consolidated statements of cash flows - Indirect method

Years ended December 31, 2010 and 2009

(In thousands of Reais)

	Note	2010	2009
Cash flows from investing activities
Financial investments, net of redemptions		(130,507)	320,870
Disposal (acquisition) of investments, net	11	32,827	(1,355,509)
Cash of acquired subsidiaries (sold)		(99)	29,442
Acquisition of property, plan and equipment	12	(670,745)	(484,156)
Acquisition of intangible assets	13	(237,707)	(163,979)
Proceed from disposal of assets		67,656	44,315
Cash received in relation to Maxfacil		35,000	—

Net cash provided by (used in) investing activities		(903,575)	(1,609,017)

Cash flows from financing activities
Loans and debentures
Borrowing	14	2,475,155	2,889,821
Amortization	14	(1,957,115)	(2,146,287)
Payment of financial lease	14	(11,176)	(13,853)
Dividends paid		(339,310)	(242,886)
Reduction in minority interests		(11,369)	—
Related companies	8.a)	(2,587)	(2,317)
Net cash provided by (used in) financing activities		153,598	484,478

Effect of changes in exchange rates on cash and cash equivalents in foreign currency		(3,301)	(5,138)
Increase (decrease) in cash and cash equivalents		754,919	612,446

Cash and cash equivalents at the beginning of year	4	1,887,499	1,275,053
Cash and cash equivalents at the end of year	4	2,642,418	1,887,499
Additional information
Interest paid on financing		233,120	243,906
Income and social contribution taxes paid		60,521	41,301
Items not affecting cash for the year
Finance lease	14.h)	—	1,424

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

1	Operations

Ultrapar Participações S.A. (“Company”), is a Company with headquarters at the Brigadeiro Luis Antônio Avenue, 1343 in São Paulo – SP, Brazil.

It engages in the investment of its own capital in services, commercial and industrial activities, including the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas - LPG distribution (“Ultragaz”), automotive fuels & lubricants distribution, and related business (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”). The Company is also present in oil refining through its investment in Refinaria de Petróleo Riograndense S.A. (“RPR”).

2	Basis of preparation of financial statements

2.1 Basis of transition to adoption of the new accounting pronouncements issued by the Accounting Pronouncements Committee (“CPC”) and the International Financial Reporting Standards (“IFRS”)

Aiming at the convergence of the Brazilian accounting to IFRS, during the years 2009 and 2010 the Brazilian Securities and Exchange Commission (“CVM”) issued several resolutions approving the CPC pronouncements and established new accounting standards applicable to Brazil, effective in 2010. These statements are in accordance with the international accounting standards issued by the International Accounting Standards Board (“IASB”).

The transition date elected by the Company for the application of the IFRS was January 1, 2009, the date on which the Company and its subsidiaries prepared their opening balance sheet statement in accordance with the pronouncements of the IFRS.

The Company’s consolidated financial statements as of December 31, 2010 are stated according to the IFRS, issued by IASB.

With the purpose of preparing the financial statements under IFRS, IFRS 1 (First-Time Adoption of IFRS) provide exceptions to and optional exemptions for the complete retrospective adoption of the accounting standards, as summarized below.

a.	Exemption related to business combination occurred before the transition date

The Company and its subsidiaries opted for the exemption related to business combinations, and therefore business combinations that occurred before January 1, 2009 were not restated. Main business combinations performed by the Company before the transition date were the acquisitions of Ipiranga in 2007 and União Terminais in 2008.

The Company and its subsidiaries extended this exemption to acquisitions of interests in jointly controlled companies made prior to January 1, 2009, which were not restated in the opening balance sheet as well. The main acquisition realized before the transition date was the acquisition of RPR in 2007.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

b.	Exemption related to changes in existing decommissioning, restoration and similar liabilities included in the cost of property, plant and equipment

The Company and its subsidiaries identified the need to include in property, plant and equipment the estimated cost to remove, to decommission or to restore, Ipiranga’s underground fuel tanks located at Ipiranga-branded gas stations.

Using the permitted exemption , Ipiranga did not calculate the removal cost of tanks existing on January 1, 2009 based on the costs at the acquisition date of the respective tanks for recognition in property, plant and equipment. The amount registered as the acquisition cost of the tanks in property, plant and equipment was determined based on the estimated removal cost as of January 1, 2009, which was discounted to the date of acquisition of each tank and then depreciated up to the transition date.

c.	Exemption relating to deemed cost

The Company and its subsidiaries elected not to review historical costs of property, plant and equipment and not to use the deemed cost standard. The Company’s election not to use deemed cost is primarily a result of the following factors: (i) election to maintain the existing revaluation balances, which are now included in the cost value of its assets, (ii) recognition of the 1996 and 1997 inflation adjustment, (iii) a significant amount of investments in property, plant and equipment in the last three years, and (iv) fair value accounting for property, plant and equipment in acquisitions carried out since January 1, 2009.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

2.2 Reconciliation between previous GAAP and IFRS

Opening balance sheet as of January 1, 2009

	Balance 1/1/2009 – previous accounting practices	Adjustments	Note 2.2	Reclassifications	Note 2.2	Balance 1/1/2009 - IFRS
Assets
Current assets
Cash and cash equivalents	1,275,053	—		—		1,275,053
Financial investments	851,374	5,120	f	9,107	k	865,601
Trade accounts receivable	1,429,311	1,503	k	18,241	k	1,449,055
Inventories	1,033,756	—		—		1,033,756
Recoverable taxes	311,869	—		—		311,869
Deferred income and social contribution taxes	111,842	—		(111,842)	k	—
Other receivables	103,605	—		—		103,605
Prepaid expenses	19,000	2,033	g	—		21,033

Total current assets	5,135,810	8,656		(84,494)		5,059,972

Non-current assets
Financial investments	7,193	—		—		7,193
Trade accounts receivable	210,057	(17,263)	k	(120,895)	k	71,899
Related companies	5,640	—		—		5,640
Deferred income and social contribution taxes	408,708	32,029	h	111,842	k	552,579
Recoverable taxes	42,959	—		—		42,959
Escrow deposits	56,053	—		148,123	k	204,176
Other receivables	491	—		—		491
Prepaid expenses	24,581	8,294	g	—		32,875
Investments in affiliates	12,981	—		—		12,981
Investments in other	21,000	(18,618)	c	—		2,382
Property, plant and equipment	3,131,496	(8,295)	a/b	—		3,123,201
Intangible assets	594,595	19,515	k	155,877	k	769,987
Deffered charges	15,604	(15,604)	c	—		—

Total non-current assets	4,531,358	58		294,947		4,826,363

Total assets	9,667,168	8,714		210,453		9,886,335

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

	Balance 1/1/2009 – previous accounting practices	Adjustments	Note 2.2	Reclassifications	Note 2.2	Balance 1/1/2009 - IFRS
Liabilities
Current liabilities
Loans	1,645,534	—		62,330	k	1,707,864
Finance leases	12,581	—		—		12,581
Trade payables	614,201	—		—		614,201
Salaries and related charges	164,620	—		—		164,620
Taxes payable	88,972	(3,199)	g	—		85,773
Dividends payable	127,021	(52,391)	i	—		74,630
Income and social contribution taxes payable	17,418	—		—		17,418
Deferred income and social contribution taxes	14,706	—		(14,706)	k	—
Post-employment benefits	8,768	—		—		8,768
Provision for assets retirement obligation	—	2,611	a	—		2,611
Provision for contingencies	32,521	—		—		32,521
Other payables	21,378	452	g	—		21,830
Deferred revenues	—	1,624	g	—		1,624

Total current liabilities	2,747,720	(50,903)		47,624		2,744,441

Non-current liabilities
Loans	2,000,941	—		—		2,000,941
Finance leases	12,866	—		—		12,866
Related companies	4,422	—		—		4,422
Deferred income and social contribution taxes	18,233	—		14,706	k	32,939
Provision for contingencies	103,530	7,190	g	148,123	k	258,843
Post-employment benefits	77,722	—		—		77,722
Provision for assets retirement obligation	—	39,148	a	—		39,148
Other payables	13,471	5,028	g	—		18,499
Deferred revenues	—	4,508	g	—		4,508

Total non-current liabilities	2,231,185	55,874		162,829		2,449,888

Minority interest	38,187	(38,187)	j	—		—
Shareholders’ equity
Share capital	3,696,773	—		—		3,696,773
Capital reserve	855	2,051	g	—		2,906
Revaluation reserve	10,280	—		—		10,280
Profit reserves	1,078,914	—		—		1,078,914
Treasury shares	(138,807)	11,475	g	—		(127,332)
Retained earnings and additional dividends	—	(9,783)		—		(9,783)
Valuation adjustment	(6,248)	—		—		(6,248)
Cumulative translation adjustments	8,309	—		—		8,309

Shareholders’ equity attributable to owners of the parent	4,650,076	3,743		—		4,653,819

Non-controlling interests in subsidiaries	—	38,187	j	—		38,187

Total shareholders’ equity	4,650,076	41,930		—		4,692,006

Total liabilities and shareholders’ equity	9,667,168	8,714		210,453		9,886,335

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

Balance sheet as of December 31, 2009

	Balance 12/31/2009 – previous accounting practices	Adjustments	Note 2.2		Reclassifications	Note 2.2	Balance 12/31/2009 - IFRS
Assets
Current assets
Cash and cash equivalents	1,887,499	—			—		1,887,499
Financial investments	388,505	—			51,752	k	440,257
Trade accounts receivable	1,612,501	8,295	k		(2,513)	k	1,618,283
Inventories	942,181	—			—		942,181
Recoverable taxes	320,161	—			—		320,161
Deferred income and social contribution taxes	168,774	—			(168,774)	k	—
Other receivables	35,336	—			—		35,336
Prepaid expenses	26,005	—			—		26,005

Total current assets	5,380,962	8,295			(119,535)		5,269,722

Non-current assets
Financial investments	7,193	—			—		7,193
Trade accounts receivable	338,200	(19,924)	k		(231,899)	k	86,377
Related companies	7,606	—			—		7,606
Deferred income and social contribution taxes	472,741	56,395	h		168,774	k	697,910
Recoverable taxes	53,176	—			—		53,176
Escrow deposits	104,255	—			204,283	k	308,538
Other receivables	1,504	—			—		1,504
Prepaid expenses	51,639	(3,978)	g		—		47,661
Investments in affiliates	12,461	—			—		12,461
Investments in other	10,794	(8,509)	c		—		2,285
Property, plant and equipment	3,791,274	(6,774)	a,b,d.1)		—		3,784,500
Intangible assets	864,547	32,589	d.1	)/k	306,557	k	1,203,693
Deffered charges	9,819	(9,819)	c		—		—

Total non-current assets	5,725,209	39,980			447,715		6,212,904

Total assets	11,106,171	48,275			328,180		11,482,626

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

	Balance 12/31/2009 – previous accounting practices	Adjustments	Note 2.2	Reclassifications	Note 2.2	Balance 12/31/2009 - IFRS
Liabilities
Current liabilities
Loans	1,008,209	—		123,897	k	1,132,106
Debentures	1,381	—		—		1,381
Finance leases	10,728	—		—		10,728
Trade payables	891,869	—		—		891,869
Salaries and related charges	176,490	—		—		176,490
Taxes payable	125,474	(3,978)	g	—		121,496
Dividends payable	170,724	(56,856)	i	—		113,868
Income and social contribution taxes payable	18,975	—		—		18,975
Deferred income and social contribution taxes	916	—		(916)	k	—
Post-employment benefits	11,960	—		—		11,960
Provision for assets retirement obligation	—	3,813	a/d.1)	—		3,813
Provision for contingencies	23,024	—		—		23,024
Other payables	48,236	476	g	—		48,712
Deferred revenues	—	11,821	e/g	—		11,821

Total current liabilities	2,487,986	(44,724)		122,981		2,566,243

Non-current liabilities
Loans	2,131,388	—		—		2,131,388
Debentures	1,186,485	—		—		1,186,485
Finance leases	4,637	—		—		4,637
Related companies	4,071	—		—		4,071
Deferred income and social contribution taxes	12,580	—		916	k	13,496
Provision for contingencies	271,711	64,237	d.1)	204,283	k	540,231
Post-employment benefits	90,080	—		—		90,080
Provision for assets retirement obligation	—	60,765	a/d.1)	—		60,765
Other payables	37,052	(2,383)	g	—		34,669
Deferred revenues	—	5,310	g	—		5,310

Total non-current liabilities	3,738,004	127,929		205,199		4,071,132

Minority interest	35,017	(35,017)	j	—		—
Shareholders’ equity
Share capital	3,696,773	—		—		3,696,773
Capital reserve	4,482	—		—		4,482
Revaluation reserve	8,156	—		—		8,156
Profit reserves	1,268,850	(91,888)		—		1,176,962
Treasury shares	(123,720)	—		—		(123,720)
Retained earnings and additional dividends	—	(56,856)		—		56,856
Valuation adjustment	(4,075)	—		—		(4,075)
Cumulative translation adjustments	(5,302)	—		—		(5,302)

Shareholders’ equity attributable to owners of the parent	4,845,164	(35,032)		—		4,810,132
Non-controlling interests in subsidiaries	—	35,119	j	—		35,119

Total shareholders’ equity	4,845,164	87		—		4,845,251
Total liabilities and shareholders’ equity	11,106,171	48,275		328,180		11,482,626

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

Income statement for the year ended December 31, 2009

	Income statement - previous accounting practices - 2009	Adjustments	Note 2.2	Reclassifications	Note 2.2	Income statement IFRS - 2009
Net revenue from sales and services	36,115,878	(11,026)	e, g	(7,788)	k	36,097,064
Cost of products and services sold	(33,411,973)	3,733	b, c, d.1)	(35,330)	k	(33,443,570)

Gross income	2,703,905	(7,293)		(43,118)		2,653,494
Equity in income of subsidiaries and affiliates	230	—		(230)	k	—
Selling and marketing	(819,582)	1,049	c	(201,762)	k	(1,020,295)
General and administrative	(706,778)	(195)	c/d.1)	(44,449)	k	(751,422)
Depreciation and amortization	(281,802)	(24,568)	b/c/d.1)	306,370	k	—
Income from disposal of assets	—	(1,380)	a	20,312	k	18,932
Other operating income, net	19,328	3	g	—		19,331

Operating income	915,301	(32,384)		37,123		920,040
Financial expenses	(479,197)	3,697	a/g	7,788	k	(467,712)
Financial income	201,032	—		(24,829)	k	176,203
Equity in income of affiliates	—	—		230	k	230
Other net operating income	20,312	—		(20,312)	k	—

Income before social contribution and income taxes	657,448	(28,687)		—		628,761
Social contribution and income taxes	(187,094)	(926)	h	—		(188,020)

Income before non-controlling interests	470,354	(29,613)		—		440,741
Non-controlling interests	(3,606)	3,606	j	—		—

Net income	466,748	(26,007)		—		440,741
Income atributable to:
Shareholders of the Company	466,748					437,135
Non-controlling interests in subsidiaries	3,606					3,606

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

Reconciliation of shareholders’ equity

	Note 2.2	December 31, 2010	December 31, 2009	January 1, 2009
Shareholders’ equity under previous GAAP		5,212,236	4,845,164	4,650,076
Effects of IFRS adoption:
Provision for assets retirement obligation	a)	(36,193)	(38,008)	(36,773)
Measurement of property, plant and equipment:	b)	(8,879)	(12,802)	(12,598)
Write-off of investments in progress and of deferred charges	c)	(20,985)	(31,211)	(36,602)
Business Combination – Texaco acquisition	d.1)	(78,172)	(49,810)	—
Business Combination – DNP acquisition	d.2)	(1,692)	—	—
Loyalty program	e)	(11,547)	(9,927)	—
Other effects, net	f) and g)	(5,578)	(6,525)	5,296
Deferred income and social contribution taxes	h)	35,817	56,395	32,029
Reversal of dividends payable in excess of the minimum mandatory dividends established in the Bylaws	i)	68,323	56,856	52,391

Total		(58,906)	(35,032)	3,743

Shareholders’ equity, excluding non-controlling interest in subsidiaries		5,153,330	4,810,132	4,653,819

Non-controlling interest in subsidiaries’ shareholders’ equity	j)	22,253	35,119	38,187

Shareholders’ equity under IFRS		5,175,583	4,845,251	4,692,006

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

Net income

	Note 2.2		Period ended December 31, 2010	Period ended December 31, 2009
Net income under previous GAAP			800,744	466,748
Effects of IFRS adoption:
Provision for assets retirement obligation	a	)	1,815	(1,235)
Measurement of property, plant and equipment:	b	)	3,923	(204)
Write-off of investments in progress and of deferred charges	c	)	10,226	5,392
Business Combination – Texaco acquisition	d.1)		(28,362)	(24,518)
Business Combination – DNP acquisition	d.2)		(1,692)	—
Loyalty program	e	)	(1,620)	(9,927)
Other effects, net	g	)	846	1,805
Deferred income and social contribution taxes	h	)	(20,577)	(926)

Total			(35,441)	(29,613)
Net income, attributable to shareholders of the Company			765,303	437,135

Non-controlling interest in subsidiaries’ net income	j	)	(117)	3,606

Net income under IFRS			765,186	440,741

a.	Provision for removal of fuel tanks (asset retirement obligation - ARO)

Under the prior accounting standards, there was no requirement to recognize a provision for the liability to remove Ipiranga’s fuel tanks located at Ipiranga-branded gas stations. The Company recognized amounts related to the removal and write-off of tanks as an expense as incurred.

For IFRS purposes, a provision must be recorded for the removal of assets when there is a legal or constructive obligation. The Company has identified that such provision is required for Ipiranga’s underground fuel tanks. Therefore, a provision was recognized in the amount of the costs estimated to remove the tanks existing on January 1, 2009 (see Note 2.1.b).

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

b.	Measurement of property, plant and equipment

In accordance with the prior accounting practices, subsidiaries only capitalized borrowing costs specificly related to the acquisition and construction of qualifying assets. After January 1, 2009, subsidiaries also started to capitalize borrowing costs without specific designation related to the acquisition and construction of qualifying assets, based on a weighted average rate of borrowing costs prevailing in each period, according to IAS 23. In addition, hyperinflationary economy accounting, according to the prior accounting practices, was applied until December 31, 1995. Under the IFRS, the Brazilian economy was qualified as a hyperinflationary economy in the years 1996 and 1997.

c.	Write-off of investments in progress and of deferred charges

For the prior accounting practices purposes, the Company capitalized the following items: (i) sundry expenses incurred in connection with the Texaco acquisition; (ii) expenses for the Comperj project, which is related to the future development of a joint business with other companies for the construction of a petrochemical complex; and (iii) restructuring costs related to the LPG distribution business.

For IFRS purposes, the expenses described above do not meet the conditions for capitalization and must be recognized in income when incurred.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

d.	Business combination

d.1) Business combination – Texaco acquisition

On April 1, 2009, through its subsidiary Sociedade Brasileira de Participações Ltda., the Company acquired Chevron Brasil Ltda. and Sociedade Anônima de Óleo Galena Signal for an amount of R$ 1,355,509. This acquisition allowed an expansion of the Company’s automotive fuels and lubricants distribution business to Brazil´s central-west, northeast and north regions and an increase in operating scale, which resulted in benefits for the Company and its resellers, customers, consumers and community.

In accordance with the prior accounting practices, the assets and liabilities of acquired entities were recorded at book value. Goodwill was equal to the difference between the price paid, including sundry expenses incurred, and the net book value of the assets. Goodwill was broken down into R$ 398,985 based on expected future profitability and R$ 344,418 based on the difference between the market value and the book value of the assets.

For IFRS purposes, the fair value of the assets and liabilities acquired has been determined. Acquisition cost has been allocated between the identified assets acquired and liabilities assumed, recognized at fair value. Intangible assets which had not been recognized in the books of the acquired entities were taken into account during identification of assets and liabilities. Sundry expenses incurred were recognized as incurred and were not part of acquisition cost.

The table below summarizes the estimates of fair values of the assets acquired and liabilities assumed on completion of the acquisition:

R$
Current assets	625,000
Non-current assets	1,132,485
Goodwill	177,759

Total assets acquired and goodwill	1,935,244
Current liabilities	311,869
Non-current liabilities	267,866

Net assets	1,355,509

The fair value of intangible assets acquired in the business combination was allocated to (i) licensing, in the amount of R$ 25,466, which is amortized over 5 years and (ii) market rights of R$ 95,995, which are amortized over approximately 4 years.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

Goodwill recorded under prior accounting practices	398,985
Deferred taxes effects on goodwill	(134,658)

Goodwill recorded under prior accounting practices, net of deferred taxes effects	264,327
Goodwill difference between IFRS and prior accounting practices	(86,568)

Goodwill recorded under IFRS	177,759

Difference between the market value and the carrying value of the assets (treated similarly between prior accounting practices and IFRS)	344,418

The following summary presents the Company’s unaudited pro forma information for the period ended December 31, 2009, as if the acquisition had been completed at the beginning of this year. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such dates, nor is it necessarily indicative of future operating results:

2009
(unaudited)
Net revenue from sales and services	39,086,070
Operating income	891,966
Net income	416,458
Net earnings per share - whole R$ (see Note 28)	0.78

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

d.2) Business combination – Acquisition of Distribuidora Nacional de Petróleo Ltda. (“DNP”)

On November 1, 2010, the Company, through its subsidiary IPP, acquired a 100% equity interest in DNP for an amount of R$ 72,330, subject to working capital adjustment. This acquisition reinforces the strategy of expansion, initiated with the acquisition of Texaco, to the midwest, northeast and north of Brazil where the consumption growth has been above the national average and the market share of Ipiranga is lower than that in the South and Southeast.

The acquisition cost was allocated among the identified assets acquired and liabilities assumed, valued at fair value. During the process of identification of assets and liabilities, intangible assets which were not recognized in the acquired entity’s books were also provisionally taken into account. The provisional value of goodwill based on expected future earnings is R$ 46,541. The estimated value added for assets acquired, which is being determined based on a report prepared by an independent appraiser, has a provisional value of R$ 47,648 (gross of R$ 16,126 of deferred income and social contribution taxes), which reflects the difference between the market value and the book value of the assets. The report is in its preliminary stage and may be changed until its completion expected for March 2011.

The table below summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed as of the completion of the acquisition:

R$
Current assets	45,292
Non-current assets	39,942
Goodwill	46,541

Total assets acquired and goodwill	131,775
Current liabilities	21,223
Non-current liabilities	38,222

Net assets	72,330

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

The following summary presents the Company’s unaudited pro forma information for the period ended December 31, 2010, as if the acquisition had been completed at the beginning of this year. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such dates, nor is it necessarily indicative of future operating results:

2010
(unaudited)
Net revenue from sales and services	42,904,092
Operating income	1,343,418
Net income	777,818
Net earnings per share - whole R$ (see Note 28)	1.45

e.	Loyalty Program

Since March 2009, Ipiranga has a loyalty program called Km de Vantagens that rewards registered customers with points when they buy products at Ipiranga gas stations. The customer may exchange the points for discounts on products and services offered by Ipiranga’s partners.

Under the prior accounting practices, charges under the program for which Ipiranga was liable (those related to Multiplus Fidelidade partner) were recognized as incurred.

For IFRS purposes, points received by Ipiranga’s customers for buying products at the gas station chain that may be used in Multiplus Fidelidade are considered as part of the sales revenue based on the fair value of the points granted. Revenue is deferred based on the expected redemption of points, and is recognized in the income statement when the points are redeemed, on which occasion the charges incurred are also recognized. Deferred revenue of unredeemed points is recognized in the income statement when the points expire.

f.	Embedded derivative

Under the previous accounting standards, a derivative embedded in a financial investment or contract was not required to be accounted for separately from the host contract.

For IFRS purposes, an embedded derivative must be segregated between the host contract and the derivative. As of January 1, 2009, the subsidiary Oxiteno Overseas Corp (“Oxiteno Overseas”) had Linked Notes, which were linked to the notes issued by its subsidiary Companhia Ultragaz S.A. (“Cia. Ultragaz”). These Linked Notes were segregated for IFRS purposes (see Note 4.a) for additional details on these Linked Notes).

g.	Other effects

Other effects include amounts that, whether individually or jointly, are not material.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

h.	Deferred income and social contribution taxes

Deferred income and social contribution taxes represent the effects of the matters addressed in items (a) to (g).

i.	Reversal of dividends payable in excess of the minimum mandatory dividends established in the Bylaws

Under the previous accounting standards, at the end of each fiscal year, dividends and interest on equity proposed by management were recognized as liabilities, regardless of whether they had been approved by the Shareholders’ Meeting.

For IFRS purposes, dividends and interest on equity in excess of the obligation established in the Bylaws must be recognized as a legal obligation in current liabilities only if approved by the Shareholders’ Meeting.

j.	Presentation of non-controlling interests in subsidiaries

Under the previous accounting standards, non-controlling interests in subsidiaries were presented separately from shareholders’ equity and deducted from net income in the consolidated financial statements.

For IFRS purposes, non-controlling interests in subsidiaries are presented as part of consolidated shareholders’ equity and net income.

k.	Reclassifications

For compatibility with IFRS and a better presentation of the financial statements, certain reclassifications between accounts were made in the previously published balance sheet, income statement and cash flow statement.

The main reclassifications were:

•

Depreciation and amortization costs, which were previously recorded in the income statement under depreciation and amortization, are now allocated according to their function, i.e. in costs of goods sold, selling expenses or administrative expenses.

•	Escrow deposits are now disclosed separately from provisions for contingencies.

•	Bonuses for clients, which were previously recognized in accounts receivable, are now recognized in intangible assets.

•	Foreign currency advances delivered, which were previously recorded as a reduction of accounts receivable, are now recorded under loans and financing.

•	Deferred income and social contribution taxes are now recorded as long-term.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

2.3 Summary of significant accounting policies

The accounting policies described below were applied by the Company and its subsidiaries in a consistent manner for all the periods presented in these consolidated financial statements and in the preparation of the opening balance sheet as of January 1, 2009 for transition to the IFRS standards. For information about the basis for the transition to IFRS, see Notes 2.1 and 2.2.c).

a.	Recognition of income

Revenue from sales and costs are recognized when all risks and benefits associated with the products are transferred to the purchaser. Revenue from services provided and their costs are recognized when the services are provided. Costs of products sold and services provided include goods (mainly fuels/lubricants and LPG), raw materials (chemicals and petrochemicals) and production, distribution, storage and filling costs.

b.	Cash equivalents

Include short-term highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 4 for further detail on cash equivalents of the Company and its subsidiaries.

c.	Financial instruments

In accordance with IAS 39, the financial instruments of the Company and its subsidiaries were classified into the following categories:

•

Measured at fair value through profit or loss: financial assets held for trading, that is, purchased or created primarily for the purpose of sale or repurchase in the short term, and derivatives. Changes in fair value are recorded as income, and the balances are stated at fair value.

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

(In thousands of Reais, unless otherwise stated)

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

The Company and its subsidiaries designate certain derivative financial instruments used to hedge against changes in interest rates and variations in the exchange rate as cash flow hedges. In the case of derivatives designed to hedge cash flows against changes caused by the variation in interest rates, the difference between the fair value of the financial instrument and its updated cost is recognized as a valuation adjustment in the shareholders’ equity, not affecting the income statement of the Company and its subsidiaries. In the case of foreign exchange derivatives designated by subsidiary RPR for hedge of future cash flows, the effect of variation in the derivative is posted to the valuation adjustment in shareholders’ equity until the time when the hedged item affects the income statement. The difference between the fair value of the derivative and updated cost is recognized directly in income of the subsidiary.

The Company and its subsidiaries designate derivative financial instruments used to compensate variations due to changes in interest rates in the market value of contracted debt in Reais as fair value hedge. Such variations, as well as the difference between the derivative financial instrument fair value and its updated cost, are recognized in the income.

For further detail on financial instruments of the Company and its subsidiaries, see Notes 4, 14 and 20.

d.	Current and non-current assets

The trade accounts receivable are recorded at the amount invoiced, adjusted to the present value if applicable, including all direct taxes of the Company and its subsidiaries.

Allowance for doubtful accounts is calculated based on estimated losses and is set at an amount deemed by management to be sufficient to cover any loss on realization of accounts receivable.

Inventories are stated at the lower of average acquisition or production cost, and replacement cost or net realizable value.

The other assets are stated at the lower of cost and realizable value, including, if applicable, the interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value (see Note 2.3.r).

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

e.	Investments

Investments in companies in which management has a significant influence or in which it holds 20% or more of the voting stock, or that are part of a group under common control are also accounted for the equity method of accounting (see Note 11).

The other investments are stated at acquisition cost less provision for loss, unless the loss is considered temporary.

f.	Property, plant and equipment

Recorded at acquisition or construction cost, including financial charges incurred on property, plant and equipment under construction, as well as maintenance costs resulting from scheduled plant outages. Property, plant and equipment acquired before December 31,1997 are adjusted for inflation as of that date, as mentioned in Note 2.2.b).

Depreciation is calculated using the straight-line method, for the periods mentioned in Note 12, taking into account the economic life of the assets, which are periodically revised and applied as from January 1, 2010. The methodology applied by the independent appraiser took into account the economic or technical life estimated by the manufacturer, based on ideal project conditions, adjusted by determinant reduction factors of service and maintenance conditions inherent to the analyzed groups of property, plant and equipment. The following groups of property, plant and equipment were subject to revision:

	Weighted average term of depreciation (years) - previous	Weighted average term of depreciation (years) - revised
Buildings	25	26
Leasehold improvements	14	12
Machinery and equipment	10	11
Automotive fuel/lubricant distribution equipment and facilities	10	14
LPG tanks and bottles	10	13
Vehicles	5	6
Furniture and utensils	10	7
IT equipment	5	5

Leasehold improvements are depreciated over the shorter of the contract term and useful/economic life of the property.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

g.	Financial leases

•	Finance leases

Certain lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the Company and its subsidiaries. These contracts are characterized as finance leases, and assets thereunder are stated at fair value or, if lower, present value of the minimum payments under the relevant contracts. The items recognized as assets are depreciated at the depreciation rates applicable to each group of assets in accordance with Note 12. Financial charges under the finance lease contracts are allocated to income over the contract term, based on the amortized cost and actual interest rate method (see Note 14.h).

•	Operating leases

There are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as expenses in the income statement on a straight-line basis over the term of the lease contract, in accordance with Note 21.d).

h.	Intangible assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the main criteria below (see Note 13):

•

Goodwill is carried net of accumulated amortization as of December 31, 2008, when it ceased to be amortized. Goodwill generated as from January 1, 2009 is shown as intangible asset corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the assets and liabilities of the acquired entity, and tested annually to verify the existence of probable losses (impairment). In accordance with IFRS 3(R), goodwill is allocated to the respective cash generating units for impairment testing purposes.

•	Bonus disbursements as provided in Ipiranga’s agreements with reseller gas stations and major consumers are recorded when incurred and amortized according to the term of the agreement.

•	Other intangible assets acquired from third parties, such as software, technology and commercial property rights, are measured at the total acquisition cost less accumulated amortization expenses.

The Company and its subsidiaries have not recorded intangible assets that were created internally or that have an indefinite useful life, except for goodwill.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

i.	Current and non-current liabilities

Current and noncurrent liabilities are stated at known or calculable amounts plus, if applicable, related charges, monetary changes and changes in exchange rates incurred until the date of the financial statements. When applicable the current and noncurrent liabilities are recorded in present value based on interest rates that reflect the term, currency and risk of each transaction. Transaction costs incurred and directly attributable to the activities necessary for contracting debt or loans or by issuing debt bonds, as well as premiums in the issuance of debentures and other debt or equity instruments, are appropriated to their instrument and amortized to income over their term.

j.	Income and social contribution taxes on profit

Current and deferred income tax (IRPJ) and social contribution (CSLL) are calculated based on the current rates of income tax and social contribution on profit, including the value of tax incentives, as stated in Note 9.b).

k.	Assets retirement obligation – fuel tanks

This provision corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded gas stations after a certain period. The estimated amount of the obligation to remove this fuel tank is recorded as a liability when tanks are installed. The amount is recorded in property, plant and equipment and depreciated over the respective useful life of the tanks. The amounts recognized as a liability are adjusted until the respective tank is removed. The estimated removal cost is revised periodically.

l.	Provision for contingencies

A provision for contingencies is created for quantifiable contingent risks, when chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recorded based on evaluation of the outcomes of the legal proceedings (see Note 21.a).

m.	Actuarial obligation for post-employment benefits

Reserves for actuarial liabilities for post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary, using the projected unit credit method, as described in Note 22.b).

n.	Transactions in foreign currency

Transactions in foreign currency carried out by the Company or its subsidiaries are translated into their functional currency at the exchange rate prevailing on the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated at the exchange rate prevailing on the balance sheet date. The effect of the difference between those exchange rates is recognized in income until their realization.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

o.	Basis for translation of financial statements of foreign-based subsidiaries

Assets and liabilities of the subsidiaries Oxiteno México S.A. de C.V. and its subsidiaries, located in Mexico (functional currency: Mexican Peso), and Oxiteno Andina, C.A., located in Venezuela (functional currency: Bolivares Fortes), denominated in currencies other than that of the Company (functional currency: Real), are translated at the exchange rate in effect on the date of the financial statements. Gains and losses resulting from changes in these foreign investments are directly recognized in the shareholders’ equity as cumulative translation adjustments and will be recognized as income if these investments are disposed of. The recorded balance in other comprehensive income and presented in the shareholders’ equity as cumulative translation adjustments as of December 31, 2010 was R$ 18,597 of exchange rate loss (R$ 5,302 loss as of December 31, 2009).

For IFRS purposes, based on IAS 29, from 2010, Venezuela is regarded as a hyperinflationary economy. As a result, the financial statements of Oxiteno Andina C.A. were adjusted by the Venezuelan Consumer Price Index (CPI).

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered extended activities of the parent company and are translated at the exchange rate in effect by the end of the respective period. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income. The loss recognized as income as of December 31, 2010 amounted to R$ 1,726 (R$ 10,794 loss as of December 31, 2009).

p.	Use of judgment

The financial statements require the use of judgment and estimates for the accounting of certain assets, liabilities and results. In these estimates, the Company and subsidiaries’s management use the best information available at the time of preparation of the financial statements, as well as the experience of past and current events, also considering assumptions regarding future events. The financial statements therefore include estimates related mainly to determining the fair value of financial instruments (Notes 4 and 20), the determination of provisions for income taxes (Note 9), the useful life of property, plants and equipments (Note 12), recovery value of long-lived assets (Note 13), provisions for tax, civil and labor liabilities (Note 21) and estimates for the preparation of actuarial reports (Note 22). The actual result of the transactions and information may differ from estimates.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

q.	Impairment of assets

The Company reviews, at least annually, the carrying value of assets for their possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use or disposal. In cases where future expected cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of these assets. The factors considered by the Company in performing this assessment include current operating results, trends, and prospects, as well as the effects of obsolescence, demand, competition, and other economic factors. No impairment was recorded in the financial statements in 2010 or 2009.

r.	Adjustment to present value

The subsidiaries booked the adjustment to present value of ICMS credit balances on property, plant and equipment (CIAP – see Note 7). The Company and its subsidiaries reviewed all items classified as long-term and, where relevant, short-term assets and liabilities and did not identify the need to adjust other balances to present value.

s.	New pronouncements not yet adopted

Some standards, amendments and interpretations to IFRS issued by IASB have not yet taken effect for the year ended December 31, 2010:

•	Limited exemption from Comparative IFRS 7 Disclosures for First-time Adopters.

•	Improvements to IFRS 2010.

•	IFRS 9 Financial Instruments

•	Prepayment of a minimum fund requirement (Amendment to IFRIC 14)

•	Amendments to IAS 32 Classification of rights issues

CPC has not yet issued statements equivalent to the above IFRS pronouncement, but is expected to do so before the date they become effective. The early adoption of IFRS pronouncements is subject to prior approval of the CVM.

The Company and its subsidiaries have not estimated the impact of these new standards on their financial statements.

On February 23, 2011 the Company’s Board of Directors authorized the conclusion of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

3	Principles of consolidation and investments in affiliates

The consolidated financial statements were prepared following the basic principles of consolidation established by IFRS. Investments of one company in the other, balances of asset and liability accounts and revenues and expenses were eliminated, as well as the effects of transactions conducted between the companies. The non-controlling interest in subsidiaries is indicated in the financial statements.

The consolidated financial statements include the following direct and indirect subsidiaries:

		% interest in the share capital
		12/31/2010 Control		12/31/2009 Control		1/1/2009 Control
	Location	Direct control	Indirect control	Direct control	Indirect control	Direct control	Indirect control
Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	100		100		100	—
Terminal Químico de Aratu S.A. – Tequimar	Brazil	—	99	—	99	—	99
Transultra - Armazenamento e Transporte Especializado Ltda. (**)	Brazil	—	—	—	100	—	100
Petrolog Serviços e Armazéns Gerais Ltda.	Brazil	—	—	—	100	—	100
AGT – Armazéns Gerais e Transportes Ltda.	Brazil	—	—	—	100	—	100
União Vopak Armazéns Gerais Ltda. (*)	Brazil	—	50	—	50	—	50
Ultracargo Argentina S.A.	Argentina	—	100	—	100	—	—
Melamina Ultra S.A. Indústria Química	Brazil	—	99	—	99	—	99
Oxiteno S.A. Indústria e Comércio	Brazil	100	—	100	—	100	—
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	—	99	—	99	—	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	—	100	—	100	—	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	—	100	—	100	—	100
Barrington S.L.	Spain	—	100	—	100	—	100
Oxiteno México S.A. de C.V.	Mexico	—	100	—	100	—	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	—	100	—	100	—	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	—	100	—	100	—	100
Oxiteno USA LLC	United States	—	100	—	100	—	100
Global Petroleum Products Trading Corp.	Virgin Islands	—	100	—	100	—	100
Oxiteno Overseas Corp.	Virgin Islands	—	100	—	100	—	100
Oxiteno Andina, C.A.	Venezuela	—	100	—	100	—	100
Oxiteno Europe SPRL	Belgium	—	100	—	100	—	100
U.A.T.S.P.E. Empreendimentos e Participações Ltda. (**)	Brazil	—	—	—	100	—	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	—	100	—	100	—	100
Ipiranga Produtos de Petróleo S.A.	Brazil	100		100	—	100	—
Distribuidora Nacional de Petróleo Ltda.	Brazil	—	100	—	—	—	—
am/pm Comestíveis Ltda.	Brazil	—	100	—	100	—	100
Centro de Conveniências Millennium Ltda.	Brazil	—	100	—	100	—	100
Conveniência Ipiranga Norte Ltda.	Brazil	—	100	—	100	—	100
Ipiranga Trading Limited	Virgin Islands	—	100	—	100	—	100
Tropical Transportes Ipiranga Ltda.	Brazil	—	100	—	100	—	100
Ipiranga Imobiliária Ltda.	Brazil	—	100	—	100	—	100
Ipiranga Logística Ltda.	Brazil	—	100	—	100	—	100
Maxfácil Participações S.A. (*)	Brazil	—	50	—	50	—	50
Isa-Sul Administração e Participações Ltda.	Brazil	—	100	—	100	—	100
Comercial Farroupilha Ltda. (**)	Brazil	—	—	—	100	—	100
Companhia Ultragaz S.A.	Brazil	—	99	—	99	—	99
Bahiana Distribuidora de Gás Ltda.	Brazil	—	100	—	100	—	100
Utingás Armazenadora S.A.	Brazil	—	56	—	56	—	56
LPG International Inc.	Cayman Islands	—	100	—	100	—	100
Imaven Imóveis Ltda.	Brazil	—	100	—	100	—	100
Sociedade Anônima de Óleo Galena-Signal (**)	Brazil	—	—	—	100	—	—
Oil Trading Importadora e Exportadora Ltda.	Brazil	—	100	—	100	—	—
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	—	100	—	100	—	100
Refinaria de Petróleo Riograndense S.A. (*)	Brazil	33	—	33	—	100	—
Sociedade Brasileira de Participações Ltda. (**)	Brazil	—	—	—	—	100	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

(*)	The Company maintains a shared equity interest in these companies, whose articles of organization establish a joint control. These joint ventures are recognized by the Company using proportionate consolidation, as allowed by IAS 31.

RPR is primarily engaged in oil refining, Maxfácil Participações S.A. is primarily engaged in the management of Ipiranga-branded credit cards, and União Vopak Armazéns Gerais Ltda. is primarily engaged in liquid bulk storage in the port of Paranaguá.

(**)	As shown in the table above, during 2009 and 2010, the Company made several mergers between companies in order to simplify the corporate structure and to reduce expenses.

In 2010, the sale of Ultracargo’s in-house logistics, solid bulk storage and road transportation businesses was concluded with the transfer of the shares of AGT – Armazéns Gerais e Transporte Ltda. (“AGT”) and Petrolog Serviços e Armazéns Gerais Ltda. (“Petrolog”) to Aqces Logística Internacional Ltda. and the net receipt of R$ 80 million by Ultracargo.

On November, 1 2010, the Company, through its subsidiary IPP, acquired 100% of DNP’s issued capital (see Note 2.2.d.2).

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

4	Financial assets

Financial assets, excluding cash and banks deposits, are substantially represented by money invested: (i) in Brazil, in debentures, certificates of deposit of first-rate financial institutions linked to the Interbank Certificate of Deposit (“CDI”) and in Federal government bonds; (ii) abroad, in certificates of deposits of first-rate financial institutions and in short-term investment funds with a portfolio composed of bonds issued by the U.S. Government; and (iii) currency and interest rate hedging instruments.

•	Cash and cash equivalents

Cash and cash equivalents are considered: (i) cash and banks deposits, and (ii) short-term investments, highly liquid, readily convertibles to a known amount of cash and which are subject to an insignificant risk of value change.

	12/31/2010	12/31/2009	1/1/2009
Cash and banks deposits
In local currency	59,980	102,888	154,682
In foreign currency	12,813	25,452	9,669
Financial investments
In local currency
Fixed-income securities and funds	2,569,625	1,759,159	1,052,801
In foreign currency
Fixed-income securities and funds	—	—	57,901

Total cash and cash equivalents	2,642,418	1,887,499	1,275,053

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

•	Financial investments

Financial assets that are not cash and cash equivalents are considered financial investments.

	12/31/2010	12/31/2009	1/1/2009
Financial investments
In local currency
Fixed-income securities and funds	360,032	228,556	313,221
In foreign currency
Linked notes (a)	—	—	145,779
Fixed-income securities and funds	198,149	206,171	366,774
Income from currency and interest rate hedging instruments (b)	19,778	12,723	47,020

Total of financial investments	577,959	447,450	872,794

Current	558,209	440,257	865,601

Non-current	19,750	7,193	7,193

(a)	Represents US$ 60 million in notes, that were linked (the “Linked Notes”) to the notes issued by subsidiary Cia. Ultragaz in foreign markets in 1997 (the “Original Notes”). In April 2006, subsidiary Oxiteno Overseas, then the owner of the Original Notes, sold those notes to a financial institution abroad. Simultaneously, the subsidiary purchased the Linked Notes from the same financial institution. This transaction resulted in a financial gain to the subsidiary corresponding to the difference between the interest rate paid on the Linked Notes and the Original Notes, as explained in Note 14.c). This financial instrument was classified as loans and receivables for measurement purposes (see Note 2.3.c). The Linked Notes have an embedded derivative, which was bifurcated (see Notes 2.2.f) and 20). On December 23, 2009, subsidiary Oxiteno Overseas sold the Linked Notes to the financial institution and repurchased the Original Notes, thus settling the investment.
(b)	Accumulated gains, net of income tax (see Note 20).

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

The financial assets of the Company and its subsidiaries, except cash and bank deposits, were classified, according to their characteristics and the Company’s intention, into: (i) measured at fair value through profit or loss; (ii) held to maturity; and (iii) available for sale, as shown on the table below.

	12/31/2010	12/31/2009	1/1/2009
Measured at fair value through profit or loss	2,589,403	1,771,882	1,157,723
Held to maturity	7,193	7,193	7,193
Available for sale	550,988	427,534	672,802
Loans and receivables	—	—	145,778

Financial assets, except cash and bank deposits	3,147,584	2,206,609	1,983,496

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

5	Trade accounts receivable

	12/31/2010	12/31/2009	1/1/2009
Domestic customers	1,605,767	1,511,872	1,294,905
Resellers financing – Ipiranga	202,719	194,429	179,686
Foreign customers	123,823	112,819	106,141
(-) Allowance for doubtful accounts	(119,932)	(114,460)	(59,778)

	1,812,377	1,704,660	1,520,954

Current	1,715,709	1,618,283	1,449,055

Non-current	96,668	86,377	71,899

Reseller financing is provided for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market.

The breakdown of trade accounts receivable, gross, is as follows:

	Total	Not yet due	Less than 30 days	31-60 days	61-90 days	91-180 days	More than 180
December 31, 2010	1,932,309	1,692,151	60,321	16,415	5,067	9,442	148,913
December 31, 2009	1,819,120	1,569,947	67,781	16,208	10,634	16,790	137,760
January 1, 2009	1,580,732	1,349,929	93,920	27,821	11,029	15,529	82,504

Movements in the allowance for doubtful accounts are as follows:

Balance as of January 1, 2009	59,778
Opening balance of Texaco acquisition	43,115
Additions	25,947
Write-offs	(14,380)

Balance as of December 31, 2009	114,460
Opening balance of DNP acquisition	1,720
Additions	17,825
Write-offs	(14,073)

Balance as of December 31, 2010	119,932

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

6	Inventories

	12/31/2010			12/31/2009			1/1/2009
	Cost	Provision for loss	Net balance	Cost	Provision for loss	Net balance	Cost	Provision for loss	Net balance
Finished goods	181,419	(9,905)	171,514	205,265	(19,649)	185,616	333,054	(16,704)	316,350
Work in process	7,907	—	7,907	1,925	—	1,925	1,351	—	1,351
Raw materials	177,123	(2,059)	175,064	124,141	(52)	124,089	248,150	(22)	248,128
Liquefied petroleum gas (LPG)	26,648	—	26,648	24,769	—	24,769	29,535	—	29,535
Fuels, lubricants and greases	553,491	(1,032)	552,459	477,017	(1,310)	475,707	333,675	(876)	332,799
Consumable materials and bottles for resale	49,688	(1,028)	48,660	39,167	(1,039)	38,128	36,466	(1,373)	35,093
Advances to suppliers	111,578	—	111,578	77,865	—	77,865	55,711	—	55,711
Properties for resale	39,707	—	39,707	14,082	—	14,082	14,789	—	14,789

	1,147,561	(14,024)	1,133,537	964,231	(22,050)	942,181	1,052,731	(18,975)	1,033,756

Movements in the provision for loss are as follows:

Balance as of January 1, 2009	18,975
Write-off and addition net	3,075

Balance as of December 31, 2009	22,050
Write-off and addition net	(8,026)

Balance as of December 31, 2010	14,024

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

7	Recoverable taxes

Recoverable taxes are substantially represented by credit balances of Tax on Goods and Services (ICMS), Taxes for Social Security Financing (COFINS), Employee’s Profit Participation Program (PIS), and Income and Social Contribution Taxes (IRPJ and CSLL).

	12/31/2010	12/31/2009	1/1/2009
IRPJ and CSLL	145,554	108,776	112,755
ICMS	202,584	241,389	174,088
Provision for ICMS losses (*)	(56,130)	(70,986)	(42,313)
Adjustment to present value of ICMS on property, plant and equipment - CIAP (see Note 2.3.r)	(3,273)	(3,830)	(5,511)
PIS and COFINS	97,568	78,684	76,561
Value-Added Tax (IVA) on the subsidiaries Oxiteno Mexico S.A. de C.V. and Oxiteno Andina, C.A.	10,507	9,762	13,303
IPI	4,342	3,721	22,208
Others	7,935	5,821	3,737

Total	409,087	373,337	354,828

Current	354,317	320,161	311,869

Non-current	54,770	53,176	42,959

(*)	The provision for ICMS losses relates to credit balances that the subsidiaries estimate to be unable to offset in the future.

Movements in the provision for ICMS losses are as follows:

Balance as of January 1, 2009	42,313
Opening balance of Texaco acquisition	36,296
Reversals	(6,563)
Recoveries	(1,060)
Balance as of December 31, 2009	70,986
Reversals	(5,741)
Recoveries	(9,115)

Balance as of December 31, 2010	56,130

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

8	Related parties

a.	Related companies

	Loans		Commercial transactions
	Assets	Liabilities	Receivable	Payable
Braskem S.A.	—	—	—	3,316
Copagaz Distribuidora de Gas Ltda.	—	—	328	—
Liquigás Distribuidora S.A.	—	—	389	—
Oxicap Indústria de Gases Ltda.	9,654	—	—	1,222
Petróleo Brasileiro S.A. – Petrobras	—	—	—	245,250
Quattor Química S.A.	—	—	—	1,728
Química da Bahia Indústria e Comércio S.A.	—	3,195	—	—
Refinaria de Petróleo Riograndense S.A.(*)	—	—	—	9,519
SHV Gás Brasil Ltda.	—	—	1,537	—
Other	490	826	70	—

Total as of December 31, 2010	10,144	4,021	2,324	261,035

Total as of December 31, 2009	7,606	4,071	504	284,843

Total as of January 1, 2009	5,640	4,422	829	206,191

	Commercial transactions
	Sales	Purchases
Braskem S.A.	16,269	606,813
Copagaz Distribuidora de Gas Ltda.	3,882	—
Liquigás Distribuidora S.A.	5,343	—
Oxicap Indústria de Gases Ltda.	6	13,698
Petróleo Brasileiro S.A. – Petrobras	140,359	24,938,419
Quattor Química S.A.	17,165	158,729
Refinaria de Petróleo Riograndense S.A. (*)	—	638,530
Servgás Distribuidora de Gas S.A.	1,201	—
SHV Gás Brasil Ltda.	2,411	—

Total as of December 31, 2010	186,636	26,356,189

Total as of December 31, 2009	109,396	23,397,175

Total as of January 1, 2009	43,346	19,865,787

(*)	Relates to the non-eliminated portion of the transactions between RPR and IPP, since RPR is proportionally consolidated and IPP is fully consolidated.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation and storage services based on arm’s length market prices and terms with customers and suppliers with comparable operational performance. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company’s management, transactions with related parties are not subject to settlement risk, which is why no allowance for doubtful accounts or collaterals are provided. Collaterals provided by the Company in borrowings and financing of subsidiaries and affiliates are mentioned in Note 14.j.). Borrowing arrangements are contracted in light of temporary cash surpluses or deficits of the Company and its subsidiaries.

b.	Key management personnel - Compensation

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of the maintenance of a competitive compensation, and is aimed at retaining key officers and compensating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive´s experience, responsibility and his position´s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance and other similar benefit; (b) variable compensation paid annually with the objective of aligning the executive´s and the Company´s objectives, and is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. Further details about stock compensation are contained in Note 8.c) and about post employment benefits in Note 22. In addition, the Company has a long-term variable remuneration plan with the purpose of aligning the long-term interests of executive officers and shareholders, as well as the retention of these executives. The Ultrapar´executive officers may receive additional variable compensation depending on the Company’s shares’ performance between 2006 and 2011, reflecting the target of more than doubling the share value of the Company in 5 years.

As of December 31, 2010, the Company and its subsidiaries recorded expenses for compensation of its key personnel (Company’s directors and elected officers) in the amount of R$ 28,101 (R$ 21,725 as of December 31, 2009). Out of this total, R$ 20,859 relates to short-term compensation (R$ 18,510 as of December 31, 2009), R$ 2,438 to compensation in stock (R$ 2,086 as of December 31, 2009) and R$ 4,804 (R$ 1,129 as of December 31, 2009) to post-employment benefits. In addition to the above amounts, the Company accrued R$ 26,500 related to the variable long-term remuneration plan.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

c.	Stock compensation plan

At a Special General Meeting held on November 26, 2003, a benefit plan was approved for managers of the Company and its subsidiaries, which provides: (i) initial grant of usufruct of shares issued by the Company held in treasury by the subsidiaries at which the beneficiary managers are employed; and (ii) transfer of title to the shares within five to ten years after the initial grant, subject to continuation of employment of the beneficiary manager with the Company and its subsidiaries. The total amount granted to executives as of December 31, 2010, including tax charges, was R$ 39,164 (R$ 29,562 as of December 31, 2009). Such amount is being amortized over a period of five to ten years after the award, and amortization for the period ended on December 31, 2010 in the amount of R$ 4,647 (R$ 3,430 as of December 31, 2009) was recorded as operating expense for the year. The values of the awards were determined on the date of grant based on the market value of these shares on the BM&FBovespa.

The chart below summarizes the information on the shares granted to executives of the Company:

Date of award	Restricted shares granted *	Market price of shares (in R$) *	Total compensation costs, including taxes	Accumulated compensation costs recorded	Accumulated compensation costs not recorded
November 10, 2010	260,000	26.78	9,602	(272)	9,330
December 15, 2009	250,000	20.75	7,155	(1,317)	5,838
October 7, 2008	696,000	9.99	9,593	(3,666)	5,927
December 12, 2007	160,000	16.17	3,570	(1,869)	1,701
November 9, 2006	207,200	11.62	3,322	(1,384)	1,938
December 14, 2005	93,600	8.21	1,060	(539)	521
October 4, 2004	167,900	10.20	2,361	(1,476)	885
December 17, 2003	239,200	7.58	2,501	(1,772)	729

	2,073,900		39,164	(12,295)	26,869

*	The information above was adjusted to reflect the Company’s stock split (see Note 28).

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

9	Income and social contribution taxes

a.	Deferred income and social contribution taxes

The Company and its subsidiaries recognize tax credits and debits, which are not subject to statute of limitations, resulting from tax losses, temporary additions, negative tax bases and revaluation of property, plant and equipment, among others. Credits are sustained by the continued profitability of their operations. Deferred income tax and social contribution are recorded under the following categories:

	12/31/2010	12/31/2009	1/1/2009
Assets - Deferred income and social contribution taxes on:
Provision for loss of assets	27,646	26,383	25,845
Provisions for contingencies	66,898	68,695	58,996
Provision for post-employment benefit (see Note 22.b)	30,843	23,563	23,684
Provision for differences between cash and accrual basis	16,414	15,015	176
Provision for goodwill paid on investments (see Note 13)	306,086	390,267	320,451
Other provisions	20,715	35,389	26,500
Tax losses and negative basis for social contribution to offset	59,978	82,203	64,898
Adoption of IFRS effect (see Note 2.2.h)	35,817	56,395	32,029

Total	564,397	697,910	552,579

Liabilities - Deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	364	421	520
Accelerated depreciation	109	125	145
Provision for adjustments between cash and accrual basis	7,931	4,753	29,020
Temporary differences of foreign subsidiaries	842	1,645	1,225
Transition Tax Regime effect	17,466	6,552	2,029

Total	26,712	13,496	32,939

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

The estimated recovery of deferred tax assets relating to income and social contribution taxes is stated as follows:

Up to 1 year	214,551
From 1 to 2 years	101,300
From 2 to 3 years	98,782
From 3 to 5 years	96,979
From 5 to 7 years	33,838
From 7 to 10 years	18,947

564,397

b.	Reconciliation of income and social contribution taxes on income

Income and social contribution taxes are reconciled to the full tax rates as follows:

	12/31/2010	12/31/2009
Income before taxes and equity in income of affiliates	1,060,396	628,531
Full tax rates - %	34	34

Income and social contribution taxes at the official tax rates	(360,535)	(213,701)

Adjustments to the actual rate:
Operating provisions and nondeductible expenses/nontaxable revenues	11,182	(11,188)
Adjustment to estimated income	25,376	12,929
Workers Meal Program (PAT)	387	683
Other adjustments	(2,352)	2,682

Income and social contribution taxes before tax incentives	(325,942)	(208,595)

Tax incentives - ADENE	30,728	20,575

Income and social contribution taxes in the income statement	(295,214)	(188,020)

Current	(191,218)	(182,222)
Deferred	(134,724)	(26,373)
Tax incentives - ADENE	30,728	20,575

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

c.	Tax exemptions

The following subsidiaries are entitled to partial or total income tax exemptions under the program for development of Northeastern Brazil:

Subsidiary	Units	Incentive - %	Expiration
Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2016
Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2013
	Suape base	75	2018
	Aracaju base	75	2017
	Caucaia base	75	2012
Terminal Químico de Aratu S.A. – Tequimar	Aratu terminal	75	2012
	Suape terminal	75	2015

d.	Income and Social Contribution Tax carryforwards

The Company and its subsidiaries have a total of R$ 176,406 relating to income and social contribution tax loss carryforwards, which use is limited to 30% of taxable income of future periods, and that do not expire.

10	Prepaid expenses

	12/31/2010	12/31/2009	1/1/2009
Rents	28,926	34,336	23,313
Stock compensation plan, net (see Note 8.c)	21,822	16,966	14,085
Advertising and publicity	3,769	2,614	3,053
Insurance premiums	8,457	3,213	5,723
Purchases of meal and transportation tickets	3,902	3,443	3,925
Taxes and other prepaid expenses	8,883	13,094	3,809

	75,759	73,666	53,908

Current	35,148	26,005	21,033

Non-current	40,611	47,661	32,875

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

11	Investments

Affiliated companies

	Changes in investments
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Total
Changes in investments:
Balance as of January 1, 2009	7,408	1,938	3,635	12,981
Capital reduction	(750)	—	—	(750)
Equity in income of affiliates	(35)	152	113	230

Balance as of December 31, 2009	6,623	2,090	3,748	12,461
Equity in income of affiliates	45	(15)	(26)	4

Balance as of December 31, 2010	6,668	2,075	3,722	12,465

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A., which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders.

Subsidiary Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”) holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in the manufacture, marketing and processing of chemicals. The operations of this associated company are currently suspended.

Subsidiary Cia. Ultragaz holds an interest in Metalúrgica Plus S.A. which is primarily engaged in the manufacture and marketing of LPG containers, and in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of these two associated companies are currently suspended.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

	2010
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	4,557	9,360	682	834	81
Non-current assets	23,147	90,222	8,986	468	3,160
Current liabilities	702	7,928	—	26	122
Non-current liabilities	332	83,357	2,226	1,708	4,096
Shareholders´equity	26,670	8,298	7,442	(433)	(977)
Net revenue from sales and services	3,543	24,050	—	—	—
Costs and operating expenses	(3,684)	(24,271)	(74)	(143)	621
Net financial expenses and social contribution and income taxes	321	158	23	42	7
Net income	180	(63)	(51)	(101)	628
Number of shares or units held	20,125,000	156	1,493,120	3,000	1,384,308
% of capital held	25	25	50	33	33

	2009
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	3,406	4,099	868	271	57
Non-current assets	24,309	40,451	8,821	1,120	3,375
Current liabilities	892	4,098	—	15	122
Non-current liabilities	332	32,091	2,196	1,708	4,914
Shareholders´equity	26,491	8,361	7,493	(332)	(1,604)
Net revenue from sales and services	3,668	22,530	—	—	—
Costs and operating expenses	(3,447)	(21,677)	161	(184)	362
Net financial expenses and social contribution and income taxes	200	(244)	64	(34)	(45)
Net income	421	609	225	(218)	317
Number of shares or units held	20,125,000	156	1,493,120	3,000	1,384,308
% of capital held	25	25	50	33	33

In the consolidated financial statements, the investment of subsidiary Oxiteno S.A. in the affiliate Oxicap is valued by the equity method of accounting based on its financial statements as of November 30, 2010, while the other affiliates are valued based on the financial statements as of December 31, 2010.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

12	Property, plant and equipment

Changes in property, plant and equipment are as follows:

	Average annual depreciation rate	Balance as of 12/31/2009	Additions	Opening balance of DNP acquisition	Depreciation	Transfer	Write- offs	Exchange rate	Balance as of 12/31/2010
Cost:
Land	—	396,324	1,454	1,962	—	1,118	(25,743)	554	375,669
Buildings	26	1,056,099	12,342	3,294	—	17,594	(42,462)	(739)	1,046,128
Leasehold improvements	12	363,849	4,918	9	—	15,660	(11,669)	(7)	372,760
Machinery and equipment	11	2,410,395	148,342	—	—	69,457	(23,301)	(3,057)	2,601,836
Automotive fuel/lubricant distribution equipment and facilities	14	1,340,917	98,978	8,909	—	33,240	(16,267)	—	1,465,777
LPG tanks and bottles	13	326,671	71,969	—	—	2	(35,760)	—	362,882
Vehicles	6	238,006	15,603	1,481	—	(56,763)	(24,076)	(843)	173,408
Furniture and utensils	7	93,697	10,367	237	—	(611)	(1,252)	3,357	105,795
Construction in progress	—	201,010	281,978	—	—	(59,315)	(584)	(618)	422,471
Advances to suppliers	—	79,569	13,866	—	—	(86,582)	(328)	—	6,525
Imports in progress	—	4,738	5,758	—	—	(10,068)	(88)	—	340
IT equipment	5	175,722	8,665	153	—	258	(6,002)	(500)	178,296

		6,686,997	674,240	16,045	—	(76,010)	(187,532)	(1,853)	7,111,887

Accumulated depreciation:
Buildings		(419,969)	—	(287)	(40,473)	1,089	22,649	116	(436,875)
Leasehold improvements		(168,860)	—	1	(28,044)	934	877	1	(195,091)
Machinery and equipment		(969,360)	—	—	(184,302)	4,552	17,058	1,477	(1,130,575)
Automotivefuel/lubricant distribution equipment and facilities		(776,969)	—	(996)	(69,211)	—	12,342	—	(834,834)
LPG tanks and bottles		(190,962)	—	—	(18,529)	—	19,236	—	(190,255)
Vehicles		(182,193)	—	(394)	(4,241)	67,603	9,550	329	(109,346)
Furniture and utensils		(53,252)	—	(135)	(10,538)	744	839	17	(62,325)
IT equipment		(139,038)	—	(92)	(13,654)	1,088	4,637	228	(146,831)

		(2,900,603)	—	(1,903)	(368,992)	76,010	87,188	2,168	(3,106,132)

Provision for loss:
Land		(197)	—	—	—	—	—	—	(197)
Machinery and equipment		(1,697)	(157)	—	—	—	—	—	(1,854)

		(1,894)	(157)	—	—	—	—	—	(2,051)

Net		3,784,500	674,083	14,142	(368,992)	—	(100,344)	315	4,003,704

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

	Average annual depreciation rate	Balance as of 1/1/2009	Additions	Opening balance of Texaco acquisition	Depreciation	Transfer	Write- offs	Exchange rate	Balance as of 12/31/2009
Cost:
Land	—	198,881	1,075	200,303	—	(595)	(2,746)	(594)	396,324
Buildings	25	781,117	5,896	263,057	—	8,200	(986)	(1,185)	1,056,099
Leasehold improvements	14	225,835	17,863	95,350	—	25,206	(402)	(3)	363,849
Machinery and equipment	10	2,209,711	124,745	1,304	—	87,573	(3,906)	(9,032)	2,410,395
Automotive fuel/lubricant distribution equipment and facilities	10	920,162	64,116	354,126	—	16,630	(14,117)	—	1,340,917
LPG tanks and bottles	10	314,997	42,013	—	—	218	(30,557)	—	326,671
Vehicles	5	241,773	7,528	4,024	—	8,349	(23,348)	(320)	238,006
Furniture and utensils	10	69,965	12,640	4,456	—	7,842	(986)	(220)	93,697
Construction in progress	—	168,576	183,263	11,416	—	(154,869)	(4,099)	(3,277)	201,010
Advances to suppliers	—	76,085	16,273	—	—	(12,663)	(126)	—	79,569
Imports in progress	—	3,432	1,571	—	—	(264)	—	(1)	4,738
IT equipment	5	158,493	10,945	9,815	—	342	(3,304)	(569)	175,722

		5,369,027	487,928	943,851	—	(14,031)	(84,577)	(15,201)	6,686,997

Accumulated depreciation:
Buildings		(314,050)	—	(78,794)	(36,532)	4,777	4,114	516	(419,969)
Leasehold improvements		(90,467)	—	(57,656)	(17,388)	(3,527)	175	3	(168,860)
Machinery and equipment		(788,511)	—	—	(188,037)	1,357	1,541	4,290	(969,360)
Automotive fuel/lubricant distribution equipment and facilities		(526,621)	—	(171,376)	(101,794)	12,693	10,129	—	(776,969)
LPG tanks and bottles		(188,114)	—	—	(22,542)	(133)	19,827	—	(190,962)
Vehicles		(176,235)	—	(2,683)	(24,039)	(89)	20,737	116	(182,193)
Furniture and utensils		(39,598)	—	(6,892)	(5,808)	(1,437)	466	17	(53,252)
IT equipment		(120,442)	—	(8,196)	(13,564)	390	2,396	378	(139,038)

		(2,244,038)	—	(325,597)	(409,704)	14,031	59,385	5,320	(2,900,603)

Provision for loss:
Land		(197)	—	—	—	—	—	—	(197)
Machinery and equipment		(1,591)	(106)	—	—	—	—	—	(1,697)

		(1,788)	(106)	—	—	—	—	—	(1,894)

Net		3,123,201	487,822	618,254	(409,704)	—	(25,192)	(9,881)	3,784,500

Construction in progress relates substantially to: (i) expansions and renovations in industrial facilities and (ii) construction and upgrade of service stations and fuel distribution bases.

Advances to suppliers of property, plant and equipment relate basically to manufacturing of equipment for expansion of plants.

The Company decided to maintain the revaluation balances until their realization, through depreciation or write-off, and they became part of the cost value of the assets. As of December 31, 2010, the revaluation balance of property, plant and equipment was R$ 19,695 (R$ 20,503 as of December 31, 2009 and R$ 22,824 as of January 1, 2009).

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

13	Intangible assets

Changes in intangible assets are as follows:

	Goodwill	Software	Technology	Commercial property rights	Market rights	Others	Total
Balance as of January 1, 2009	496,741	66,088	14,515	13,564	178,319	760	769,987
Opening balance of Texaco acquisition, net	177,759	145	—	—	220,485	1,659	400,048
Additions	—	31,968	5,543	—	126,150	318	163,979
Write-offs	—	(61)	—	—	—	(158)	(219)
Amortization	—	(28,033)	(3,645)	(549)	(97,122)	(158)	(129,507)
Exchange rate	—	(74)	—	—	—	(87)	(161)
Provision for loss	—	—	—	—	—	(434)	(434)

Balance as of December 31, 2009	674,500	70,033	16,413	13,015	427,832	1,900	1,203,693
Opening balance of DNP acquisition	46,541	—	—	—	41,740	—	88,281
Additions	—	26,891	—	—	208,211	2,605	237,707
Write-offs	(6,650)	(4,339)	—	—	—	(924)	(11,913)
Amortization	—	(24,390)	(4,402)	(549)	(142,702)	(88)	(172,131)
Provision for loss	—	—	—	—	—	(5)	(5)
Exchange rate	—	(8)	—	—	—	(13)	(21)

Balance as of December 31, 2010	714,391	68,187	12,011	12,466	535,081	3,475	1,345,611

Weighted average term of amortization (years)	—	5	5	30	5	10
Goodwill from acquisition of companies was amortized until December 31, 2008, when its amortization ceased, and the net remaining balance is tested annually for impairment analysis purposes.

The Company has the following balances of goodwill as of December 31, 2010, December 31, 2009 and January 1, 2009 (see Note 9.a):

	12/31/2010	12/31/2009	1/1/2009
Goodwill on the acquisition of:
Ipiranga	276,724	276,724	276,724
União Terminais	211,089	211,089	211,089
Texaco	177,759	177,759	—
DNP	46,541	—	—
Others	2,278	8,928	8,928

	714,391	674,500	496,741

Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information and other systems.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

The Company records as technology certain rights held by the subsidiaries Oxiteno S.A., Oxiteno Nordeste and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”). Such licenses cover the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which products are supplied to various industries.

Commercial property rights include those described below:

•

On July 11, 2002, the subsidiary Tequimar executed an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows exporting from the area in which the Aratu Terminal is located for 20 years, renewable for a like period. The price paid by Tequimar was R$ 12,000, which is being amortized over the period from August 2002 to July 2042.

•

In addition, the subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for another 20 years, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storage, handling, and distribution. The price paid by Tequimar was R$ 4,334, which is being amortized over the period from August 2005 to December 2022.

Market rights refer mainly to bonus disbursements as provided in Ipiranga’s agreements with reseller gas stations and major consumers. Bonus disbursements are recorded when incurred and recognized as an expense in the income statement over the term of the agreement (typically 5 years).

Research & development expenses amounted to R$ 18,763 in the income for the year ended December 31, 2010 (R$ 22,176 in the income for the year ended December 31, 2009).

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

14	Financing, debentures and finance lease

a.	Composition

Description	12/31/2010	12/31/2009	1/1/2009	Index/Currency	Weighted average financial charges 12/31/2010 - % p.a.	Maturity
Foreign currency:
Notes in the foreign market (b)	413,284	431,029	577,365	US$	+7.2	2015
Syndicated loan (c)	99,749	104,076	139,976	US$ + LIBOR (i)	+1.2	2011
BNDES (d)	67,195	46,936	46,481	US$	+6.1	2011 to 2017
Foreign currency advances delivered	64,080	72,144	53,223	US$	+1.3	< 196 days
Advances on foreign exchange contracts	41,626	118,640	184,240	US$	+1.6	< 196 days
Financial institutions	16,656	12,166	19,758	MX$ + TIIE (ii)	+2.6	2011 to 2014
Financial institutions	6,740	9,639	48,952	US$ + LIBOR (i)	+2.1	2011
Financial institutions – RPR	1,581	—	—	US$	+0.9	2011
FINIMP	779	814	4,787	US$	+7.0	2012
Financial institutions	22	1,011	6,017	Bs (iii)	+28.0	2013
BNDES (d)	8	448	3,485	UMBNDES (iv)	+7.6	2011
FINIMP – RPR	—	16,588	—
Notes in the foreign market (c)	—	—	140,322

Subtotal	711,720	813,491	1,224,606

Local currency:
Banco do Brasil (e)	1,916,257	532,185	516,663	R$	+11.8	2012 to 2015
Debentures/Promissory notes (g)	1,196,116	1,187,866	1,203,823	CDI	108.5	2012
BNDES (d)	1,178,081	1,027,418	401,830	TJLP (v)	+3.7	2011 to 2019
Banco do Nordeste do Brasil	99,355	112,602	103,519	R$	+8.5 (vi)	2018
Loan – Maxfácil	77,391	110,816	108,373	CDI	100.0	2012
BNDES (d)	65,137	12,323	—	R$	+5.8	2011 to 2020
FINEP	61,738	68,104	60,447	TJLP (v)	+0.6	2013 to 2014
Working capital loan – União Vopak/RPR	23,765	18,497	37,223	CDI	116.2	2012 to 2014
FINAME	5,922	16,680	39,097	TJLP (v)	+2.9	2011 to 2013
Floating finance leases (h)	3,374	13,240	24,422	CDI	+1.7	2011
Fixed finance leases (h)	2,171	2,125	1,025	R$	+14.9	2011 to 2014
Others	634	4,340	4,117	CDI	+1.8	2011
Bank Credit Bill (f)	—	495,286	—

Subtotal	4,629,941	3,601,482	2,500,539

Income from currency and interest rate hedging instruments	54,372	51,752	9,107

Total	5,396,033	4,466,725	3,734,252

Current	820,484	1,144,215	1,720,445

Non-current	4,575,549	3,322,510	2,013,807

(i)	LIBOR = London Interbank Offered Rate.
(ii)	MX$ = Mexican Peso; TIIE = Mexican interbank balance interest rate.
(iii)	Bs = Venezuelan Bolivares Fortes.
(iv)	UMBNDES = monetary unit of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”) is a “basket of currencies” representing the composition of foreign currency debt obligations of BNDES. As of December 2010, 96% of this composition reflected the U.S. dollar.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

(v)	TJLP = set by the National Monetary Council, TJLP is the basic financing cost of BNDES. On December 31, 2010, TJLP was fixed at 6% p.a.
(vi)	Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to foster the development of the industrial sector, administered by Banco do Nordeste. On December 31, 2010, the FNE interest rate was 10% p.a. FNE grants a discount of 15% for timely interest payments.

The long-term amounts break down as follows by year of maturity:

	12/31/2010	12/31/2009	1/1/2009
From 1 to 2 years	2,197,838	919,214	751,336
From 2 to 3 years	1,024,879	1,701,962	263,327
From 3 to 4 years	440,504	111,216	105,647
From 4 to 5 years	824,695	66,603	78,739
More than 5 years	87,633	523,515	814,758

	4,575,549	3,322,510	2,013,807

As provided in Resolution IAS 39, the transaction costs and issue premiums associated with borrowings by the Company and its subsidiaries were added to their financial liabilities, as shown in Note 14.i).

The Company’s management contracted hedging against foreign exchange and interest rate changes for portion of its debt obligations (see Note 20).

b.	Notes in the foreign market

In December 2005, the subsidiary LPG International Inc. issued US$ 250 million in notes in the foreign market, with maturity in December 2015 and interest of 7.25% p.a., paid semiannually, with the first payment due June 2006. The issue price was 98.75% of the face value of the note, which represented a total return of 7.429% p.a. for the investor at the time of issuance. The notes were secured by the Company and Oxiteno S.A.

As a result of the issuance of notes in the foreign market, the Company and the subsidiaries above, are subject to certain commitments, including:

•	Limitation of transactions with shareholders owning more than 5% of any class of stock of the Company that are not as favorable to the Company as available in the market.

•

Required resolution of the Board of Directors for transactions with the Company’ direct or indirect controlling parties, or their subsidiaries, in an amount exceeding US$ 15 million (except for transactions of the Company with subsidiaries and between its subsidiaries).

•	Restriction on transfer of all or substantially all assets of the Company and its subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

•	Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the value of the consolidated tangible assets.

The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

c.	Syndicated loan

In June 1997, the subsidiary Cia. Ultragaz issued US$ 60 million in notes in the foreign market (“Original Notes”). In June 2005, the subsidiary Oxiteno Overseas acquired all the Original Notes issued by subsidiary Cia. Ultragaz with funds from a syndicated loan in the amount of US$ 60 million with maturity in June 2008 and financial charge of 5.05% p.a. In June 2008, the subsidiary Oxiteno Overseas renewed the syndicated loan contracted in June 2005 in the amount of US$ 60 million. The syndicated loan has maturity in June 2011 and interest of LIBOR + 1.25% p.a. The Company contracted instruments of protection with floating interest rate in dollar and exchange rate variation, changing the syndicated loan charge to 99.5% of CDI (see Note 20). The syndicated loan is secured by the Company and subsidiary Oxiteno S.A.

As a result of the issuance of the syndicated loan, some obligations other than those in Note 14.b) must be maintained by the Company:

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

In April 2006, the subsidiary Oxiteno Overseas sold the Original Notes issued by Cia. Ultragaz to a financial institution. Simultaneously, the subsidiary acquired from that financial institution notes linked to the Original Notes (the Linked Notes), as described in Note 4, thus obtaining an additional return on this investment. On December 23, 2009 the subsidiary Oxiteno Overseas sold the Linked Notes to the financial institution and repurchased the Original Notes.

d.	BNDES

The Company and its subsidiaries have financing from BNDES, for some of their investments and for working capital.

During the period of these agreements, the Company must keep the following capitalization and current liquidity levels, as determined in annual audited balance sheet:

•	capitalization level: shareholders’ equity / total assets equal to or above 0.30; and

•	current liquidity level: current assets / current liabilities equal to or above 1.3.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

e.	Banco do Brasil

The subsidiary IPP has loans from Banco do Brasil to finance the marketing, processing or manufacture of agricultural goods (ethanol). During 2010, IPP raised an additional R$ 1,400,000 and renegotiated certain loans that would mature during this period in an amount of R$ 409,500. IPP contracted interest rate hedging instruments, thus converting the charges for those loans into an average 98.75% of CDI (see Note 20). Subsidiary IPP designates this instruments of protection as a fair value hedge. Therefore, loans and hedging instruments are both stated at fair value from inception.

f.	Bank Credit Bill

In March 2009, subsidiary IPP contracted a Bank Credit Bill with Caixa Economica Federal (CEF) in the amount of R$ 500 million maturing in March 2012. In March 2010, subsidiary IPP settled this loan in advance.

g.	Debentures and Promissory notes

In June 2009, the Company made its third issuance of debentures, in a single series of 1,200 simple, nonconvertible into shares, unsecured debentures with the following characteristics:

Face value of each:	R$ 1,000,000.00
Final maturity:	May 19, 2012
Payment of principal:	at final maturity
Interest:	100% CDI + 3.0% p.a.
Payment of interest:	Annually
Reprice:	Not applicable

The funds obtained with this issuance were used to prepay, in June 2009, 120 Promissory Notes in the total amount of R$ 1,200,000 issued by the Company in December 2008.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

In December 2009, the Company concluded the review of certain terms and conditions of its third issuance of debentures, and the interest of the debentures was reduced to 108.5% CDI and its maturity date was extended to December 4, 2012. The debentures have annual interest payments and amortization in one single tranche at the maturity date, as according to the following characteristics:

Face value of each:	R$ 1,000,000.00
Final maturity:	December 4, 2012
Payment of the face value:	Lump sum at final maturity
Interest:	108,5% CDI
Payment of interest:	Annually
Reprice:	Not applicable

h.	Finance leases

The subsidiaries IPP, Serma and DNP have finance lease contracts primarily related to fuel distribution equipment, such as tanks, pumps, VNG compressors and IT equipment. These contracts have terms between 36 and 60 months.

The subsidiaries have the option to purchase the assets at a price substantially lower than the fair market price on the date of option, and management intends to exercise such option. No restrictions are imposed on these agreements.

The amounts of the equipments, net of depreciation, and of the liabilities corresponding to such equipments, recorded as of December 31, 2010, December 31, 2009 and January 1, 2009 are shown below:

	12/31/2010
	Fuel distribution equipment	IT equipment	Vehicles for fuel transportation
Equipment, net of depreciation	20,731	1,973	848

Financing	3,374	1,568	603

Current	3,374	618	265

Non-current	—	950	338

	12/31/2009		1/1/2009
	Fuel distribution equipment	IT equipment and vehicles	Fuel distribution equipment	IT equipment and vehicles
Equipment, net of depreciation	22,470	3,685	25,407	3,670

Financing	13,151	2,214	23,303	2,144

Current	10,079	649	11,335	1,246

Non-current	3,072	1,565	11,968	898

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

The future disbursements (installments), assumed under these contracts, total approximately:

	12/31/2010
	Fuel distribution equipment	IT equipment	Vehicles for fuel transportation
Up to 1 year	3,565	780	366
More than 1 year	—	1,069	468

	3,565	1,849	834

	12/31/2009		1/1/2009
	Fuel distribution equipment	IT equipment and vehicles	Fuel distribution equipment	IT equipment and vehicles
Up to 1 year	10,308	884	11,642	1,367
More than 1 year	3,140	1,849	12,239	1,107

	13,448	2,733	23,881	2,474

The above amounts include ISS tax payable on the monthly installments.

i.	Transaction costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instrument and recorded as expense according to the effective rate, as follows:

	Effective rate of transaction costs (% p.a.)	Balance as of 12/31/2009	Incurred cost	Amortization	Balance as of 12/31/2010
Debêntures (g)	0.6%	19,844	—	(5,993)	13,851
Bank Credit Bill (f)	0.8%	8,071	—	(8,071)	—
Notes in the foreign market (b)	0.2%	5,148	—	(1,043)	4,105
Banco do Brasil (e)	0.6%	94	27,974	(3,523)	24,545
Others	0.8%	959	386	(587)	758

Total		34,116	28,360	(19,217)	43,259

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

	Effective rate of transaction costs (% p.a.)	Balance as of 1/1/2009	Incurred cost	Amortization	Balance as of 12/31/2009
Debêntures (g)	0.6%	—	22,515	(2,671)	19,844
Bank Credit Bill (f)	0.8%	—	11,193	(3,122)	8,071
Notes in the foreign market (b)	0.2%	8,061	—	(2,913)	5,148
Banco do Brasil (e)	0.2%	723	—	(629)	94
Promissory notes (g)	1.1%	49	12,631	(12,680)	—
Others	0.7%	752	820	(613)	959

Total		9,585	47,159	(22,628)	34,116

The amount to be appropriated to income in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Debentures (g)	7,257	6,594	—	—	—	—	13,851
Notes in the foreign market (b)	821	821	821	821	821	—	4,105
Banco do Brasil (e)	10,442	6,590	4,488	2,291	734	—	24,545
Others	398	254	56	39	11	—	758

Total	18,918	14,259	5,365	3,151	1,566	—	43,259

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

j.	Guarantees

The financings are guaranteed by collateral in the amount of R$ 83,749 as of December 31, 2010 (R$ 653,462 as of December 31, 2009) and by guarantees and promissory notes in the amount of R$ 2,006,064 as of December 31 2010 (R$ 2,352,663 as of December 31, 2009).

In addition, the Company and its subsidiaries offer collateral in the form of bank letters of guarantee for commercial and legal proceeding in the amount of R$ 141,081 as of December 31, 2010 (R$ 265,209 as of December 31, 2009).

Some subsidiaries issued collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 7,768, as of December 31, 2010 (R$ 20,171 as of December 31, 2009), with maturities of no more than 211 days. As of December 31, 2010, the Company and its subsidiaries did not have losses in connection with these collaterals. The fair value of collateral recognized in current liabilities is R$ 190 as of December 31, 2010 (R$ 476 as of December 31, 2009 and R$ 452 as of January 1, 2009). This fair value is recognized in income as customers set their obligations with financial institutions.

Some financing agreements of the Company and its subsidiaries have cross default clauses that require them to pay the debt assumed in case of default of other debts equal to or greater than US$ 10 million. As of December 31, 2010, there was no event of default of the debts of the Company and its subsidiaries.

15	Trade payables

	12/31/2010	12/31/2009	1/1/2009
Domestic suppliers	901,272	859,626	543,178
Foreign suppliers	39,905	32,243	71,023

	941,177	891,869	614,201

The Company and its subsidiaries acquire automotive fuel and LPG from Petrobras and ethylene from Braskem (see Note 8.a). These two suppliers control almost all the markets for these products in Brazil. The Company and its subsidiaries depend on the ability of those suppliers to deliver products in a timely manner and at favorable prices and terms. The loss of any major supplier or a significant reduction in product availability from those suppliers could have a significant adverse effect on the Company. The Company believes that its relationships with suppliers are satisfactory.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

16	Asset retirement obligation

This provision corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded gas stations after a certain use period. (see Note 2.3.k).

Movements in the assets retirement obligations are as follows:

Balance as of January 1, 2009	41,759
Opening balance of Texaco acquisition	19,982
Additions (new tanks)	2,786
Disbursements with tanks removed	(3,278)
Accretion expense (update)	3,329

Balance as of December 31, 2009	64,578
Opening balance of DNP acquisition	166
Additions (new tanks)	1,666
Disbursements with tanks removed	(5,828)
Accretion expense (update)	3,309

Balance as of December 31, 2010	63,891

Current	5,636
Non-current	58,255

17	Deferred revenues

The Company and its subsidiaries have recognized the following deferred revenues:

	12/31/2010	12/31/2009	1/1/2009
Initial franchise fee ‘am/pm’	8,346	6,069	4,453
Loyalty program Km de Vantagens (see Note 2.2.e)	11,547	9,927	—
Other	591	1,135	1,679

	20,484	17,131	6,132

Current	14,572	11,821	1,624
Non-current	5,912	5,310	4,508

The initial franchise fee related to the ‘am/pm’ convenience store chain received by Ipiranga is deferred and recognized in income on an accrual basis, based on the substance of the agreements with the franchisees.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

18	Shareholders’ equity

a.	Share capital

The Company is a publicly traded company listed on the São Paulo (“BM&FBovespa”) and New York Stock Exchanges (“NYSE”), with a subscribed and paid-in capital represented by 544,383,996 shares without par value, including 197,719,588 common and 346,664,408 preferred shares (see Note 28 about the Company’s stock split).

As of December 31, 2010, there were 55.504.444 preferred shares outstanding abroad in the form of American Depositary Receipts (“ADRs”).

Preferred shares are nonconvertible into common shares, nonvoting, and give their holders priority in capital redemption, without premium, upon liquidation of the Company.

At the beginning of 2000, the Company granted tag-along rights through a shareholders’ agreement, assuring non-controlling shareholders the right to the same conditions as negotiated by the controlling shareholders in case of transfer of the control of the Company. In 2004, these rights were incorporated into the Bylaws of the Company.

The Company is authorized to increase the capital without amendment to the Bylaws, by resolution of the Board of Directors, up to the limit of R$ 4,500,000 through the issuance of common or preferred shares, regardless of the current number of shares, subject to the limit of 2/3 of preferred shares in the total shares issued.

b.	Treasury shares

The Company acquired shares issued by itself at market prices without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with Instructions CVM 10 of February 14, 1980 and 268 of November 13, 1997. In 2010, there were no stock repurchases.

As of December 31, 2010, the financial statements of the Company totaled 8,295,088 preferred shares and 26,468 common shares held in treasury, acquired at an average cost of R$ 14.45 and R$ 4.83 per share, respectively.

The price of preferred shares issued by the Company as of December 31, 2010 on BM&FBovespa was R$ 105.10 (this price, adjusted for the stock split, would be R$ 26.28).

c.	Capital reserve

The capital reserve reflects the gain on the transfer of shares at market price to be held in treasury by the Company’s subsidiaries, at an average price of R$ 11.88 per share. Such shares are subject of the usufruct grants to executives of these subsidiaries, as mentioned in Note 8.c).

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

d.	Revaluation reserve

The revaluation reserve reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, and also based on the tax effects of the provisions created by these subsidiaries.

e.	Profit reserve

Legal reserve

Under the Brazilian corporate law, the Company is required to appropriate 5% of annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

Retention of profits reserve

Used for investments contemplated in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments. Formed in accordance with Article 196 of the Brazilian Corporate Law, it includes both the portion of net income for the year and the realization of the revaluation reserve.

f.	Valuation adjustment

In valuation adjustment are recorded (i) the differences between the fair value and adjusted cost of financial investments classified as available for sale and financial instruments designated as a cash flow hedge of the change in interest rates and (ii) the effect of exchange rate changes on derivatives designated as hedging by RPR, used to protect the future cash flow are recognized directly in shareholders’ equity. In all cases, the gains and losses recorded in the shareholders’ equity are included in income, in the case of financial instruments prepayment.

g.	Cumulative translation adjustments of foreign currency

The change in exchange rates on foreign subsidiaries denominated in a currency other than the currency of the Company is directly recognized in the shareholders’ equity. This accumulated effect is reflected in income for the year as a gain or loss only in case of disposal or write-off of the investment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

h.	Dividends and allocation of net income for the year in the parent company

The shareholders are entitled under the Bylaws to a minimum annual dividend of 50% of adjusted net income calculated in accordance with the Brazilian Corporate Law.

The proposed dividends reflected in the financial statements of the Company, subject to approval of shareholders at a General Meeting, are as follows:

2010
Net income for the year attributable to shareholders of Ultrapar (local statutory accounts)	758,823
Legal reserve	(37,942)

Net income for the year attributable to shareholders of Ultrapar	720,881
Minimum mandatory dividends (50% of adjusted net income)	360,441
Interim dividends (R$ 0.33 per share, see Note 28)	(176,815)

Mandatory dividends payable – Current liabilities	183,626
Additional dividends to the mandatory minimum – Shareholders’ equity	68,323

Dividends payable (R$ 0.47 per share, see Note 28)	251,949

Retained earnings	292,117

19	Segment information

The Company operates four main business segments: gas distribution, automotive fuel distribution, chemicals, and logistics. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast Regions of Brazil. The automotive fuel distribution segment (Ipiranga) operates the distribution of automotive fuels and lubricants and related activities throughout all the Brazilian territory, since the acquisition of Texaco on April 1, 2009. The chemicals segment (Oxiteno) produces ethylene oxide and its derivatives, which are the raw materials for the cosmetics & detergent, agrochemical, paint & varnish, and other industries. The logistics segment (Ultracargo) provides storage services, especially in the Southeast, and Northeast Regions of Brazil. The segments shown in the financial statements are strategic business units supplying different products and services. Inter-segment sales are at prices similar to those that would be charged to third parties.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

The main financial information on each segment of the Company can be stated as follows:

	12/31/2010	12/31/2009
Net revenue:
Ultragaz	3,661,260	3,440,970
Ipiranga	36,483,456	30,485,795
Oxiteno	2,083,012	1,915,831
Ultracargo	293,262	336,621
Other (1)	366,349	284,843
Intersegment sales	(405,627)	(366,996)

Total	42,481,712	36,097,064

Intersegment sales:
Ultragaz	2,035	2,529
Ipiranga	38,372	40,640
Oxiteno	—	—
Ultracargo	39,395	64,073
Other (1)	325,825	259,754

Total	405,627	366,996

Net revenue, excluding intersegment sales:
Ultragaz	3,659,225	3,438,441
Ipiranga	36,445,084	30,445,155
Oxiteno	2,083,012	1,915,831
Ultracargo	253,867	272,548
Other (1)	40,524	25,089

Total	42,481,712	36,097,064

Operating income:
Ultragaz	181,201	171,314
Ipiranga	879,478	586,586
Oxiteno	114,144	68,503
Ultracargo	115,802	58,245
Other (1)	33,857	35,392

Total	1,324,482	920,040

Net financial income/(expense)	(264,086)	(291,509)
Equity in income of affiliates	4	230

Income before taxes	1,060,400	628,761

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

	12/31/2010	12/31/2009
Additions to property, plant and equipment and intangible assets:
Ultragaz	167,403	125,741
Ipiranga	433,431	254,814
Oxiteno	228,047	163,808
Ultracargo	64,332	87,601
Other (1)	18,734	19,943

Total additions to property, plant and equipment and intangible assets (see Notes 12 and 13)	911,947	651,907

Assets retirement obligation	(1,666)	(2,786)
Finance leases	—	(1,424)
Captalized borrowing costs	(1,829)	438

Total investments in property, plant and equipment and intangible assets (cash flow)	908,452	648,135

	12/31/2010	12/31/2009
Depreciation and amortization charges:
Ultragaz	118,820	113,609
Ipiranga	269,085	251,375
Oxiteno	104,147	102,601
Ultracargo	28,866	52,834
Other (1)	9,911	8,901

Total	530,829	529,320

	12/31/2010	12/31/2009
Total assets:
Ultragaz	1,638,815	1,466,210
Ipiranga	6,376,269	5,832,197
Oxiteno	3,095,714	2,777,859
Ultracargo	997,438	888,165
Other (1)	881,607	518,195

Total	12,989,843	11,482,626

(1)	Composed primarily of the parent company Ultrapar Participações S.A. and the investment in RPR.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

Geographic area information

All long-term assets are located in Brazil, except certain long-life assets located in Mexico, in the amount of R$ 26,460 as of December 31, 2010 (R$ 25,021 as of December 31, 2009), and in Venezuela, in the amount of R$ 8,078 as of December 31, 2010 (R$ 5,741 as of December 31, 2009).

The Company generates revenues from operations in Brazil, Mexico and Venezuela, as well as from exports of products to foreign customers, as disclosed below:

	12/31/2010	12/31/2009
Net revenue:
Brazil	41,869,667	35,466,486
Latin America, except Brazil and Mexico	287,645	301,212
North America	187,887	200,370
Far East	51,657	59,053
Europe	63,018	57,074
Other	21,838	12,869

Total	42,481,712	36,097,064

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

20	Risks and financial instruments

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

The Company has a conservative policy for the management of financial assets, instruments and risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management is to preserve the value and liquidity of financial assets and ensure financial resources for the development of business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•	Implementation of the management of financial assets, instruments and risks is the responsibility of the Financial Area, through its treasury, with the assistance of the tax and accounting areas.

•

Supervision and monitoring of compliance with the principles, guidelines and standards of the Policy is the responsibility of the Risk and Investment Committee, set up more than 10 years ago and composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, borrowing, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Changes in the Policy or revisions of its standards are subject to the approval of the Company’s Board of Directors.

•	Continuous enhancement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the Financial Area.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

Currency risk

Most transactions of the Company and its subsidiaries are located in Brazil and, therefore, the reference currency for currency risk management is the Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The subsidiaries of the Company use exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency, in order to reduce the effects of changes in exchange rates on its results and cash flows in Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currency are stated below, translated into Reais as of December 31, 2010 and December 31, 2009:

Assets and liabilities in foreign currency

Amounts in millions of Reais	12/31/2010	12/31/2009
Assets in foreign currency
Financial assets in foreign currency (except hedging instrument)	211.0	231.6
Foreign trade accounts receivable, net of provision for loss	123.6	112.2
Advances to foreign suppliers, net of accounts payable arising from imports	11.3	43.4
Investments in foreign subsidiaries	72.6	59.8

	418.5	447.0

Liabilities in foreign currency
Financing in foreign currency	(710.2)	(796.9)

	(710.2)	(796.9)

Currency hedging instruments	122.7	227.9

Net asset (liability) position	(169.0)	(122.0)
Net asset (liability) position – RPR[1]	13.6	87.0

Net asset (liability) position – Total	(155.4)	(35.0)

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

(1)	Amount disclosed due to its magnitude and to RPR having independent financial management. The net asset position as of December 31, 2010 of RPR reflects the amount of R$ 18.2 million of contracted exchange rate swaps primarily to protect the future import of oil, net of (i) R$ 1.6 million of financing in foreign currency and (ii) R$ 3.0 million of suppliers in foreign currency.

Based on the net liability position of R$ 169.0 million in foreign currency shown above, the Company estimates that a 10% devaluation of the Real would produce a total effect of R$ 16.9 million, of which R$ 22.2 million of losses recognized in income and R$ 5.3 million of gain directly recognized in the shareholders’ equity in cumulative translation adjustments. Based on the same position, the Company estimates that a 10% valuation of the Real would produce a total effect of R$ 16.9 million, of which R$ 22.2 million of gains recognized in income and R$ 5.3 million of loss directly recognized in the shareholders’ equity in cumulative translation adjustments (see Note 2.3.o).

Interest rate risk

The Company and its subsidiaries adopt conservative policies for borrowing and use of financial resources and capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the interest rate for CDI, as set forth in Note 4. Borrowings primarily results from financing from BNDES and other development agencies, debentures and borrowingsin foreign currency, as shown in Note 14.

The Company does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. As of December 31, 2010, the Company and its subsidiaries had derivative financial instruments of interest rate linked to domestic loans, swapping pre-fixed interest of certain debts to floating rate.

Credit risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and cash equivalents, financial investments, hedge instruments and accounts receivable.

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

Customer credit risk - Such risks are managed by each business unit through specific criteria for acceptance of customers and credit rating and are additionally mitigated by diversification of sales. No single customer or group accounts for more than 10% of total revenue. As of December 31, 2010, Ipiranga maintained R$ 101,275 (R$ 98,330 as of December 31, 2009), Ultragaz maintained R$ 16,613 (R$ 12,719 as of December 31, 2009), Oxiteno maintained R$ 1,429 (R$ 2,089 as of December 31, 2009) and the subsidiaries of Ultracargo maintained R$ 615 (R$ 1,322 as of December 31, 2009) as a provision for potential loss on their accounts and assets receivables.

Liquidity risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents and financial investments, (ii) cash generated from operations and (iii) financings. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt and payment of dividends.

From time to time, the Company and its subsidiaries examine the opportunities for acquisitions and investments. They consider different types of investments, either directly or through joint ventures, or affiliated companies, and finance such investments using cash generated from operations, through borrowing in the capital markets, through capital increases or through a combination of these methods.

The Company and its subsidiaries believe to have enough working capital to satisfy their current needs. The gross indebtedness due from January to December 2011 totals R$ 820.5 million. Furthermore, the investment plan for 2011 totals R$ 1,044 million. On December 31, 2010, the Company and its Subsidiaries had R$ 3,220.4 million in cash, cash equivalents and short-term and long-term financial investments (for quantitative information, see Notes 4 and 14).

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

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections, and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments or instruments with a margin call are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section Risk management and financial instruments – Governance of this Note, the Committee monitors compliance with the risk standards established by the Policy through a risk monitoring map, including the use of hedging instruments, on a monthly basis.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments adopted by the Company and its subsidiaries:

Hedging instruments	Counterparty	Maturity	Initial notional amount[1]				Fair value		Amounts payable or receivable for the period (12/31/2010)
			12/31/2010		12/31/2009		12/31/2010 R$ million	12/31/2009 R$ million	Amount receivable R$ million	Amount payable R$ million
a –Exchange rate swaps receivable in U.S. dollars	Bradesco,	Jan 2011 to
Receivables in U.S. dollars	Goldman Sachs,	Dec 2015	US$	165.8	US$	202.8	271.0	350.8	271.0	—
Payables in CDI interest rate	HSBC, Itaú, Santander		US$	(165.8)	US$	(202.8)	(320.0)	(385.5)	—	320.0

Total result				—		—	(49.0)	(34.7)	271.0	320.0

b – Exchange rate swaps payable in U.S. dollars	Bradesco, Citibank,	Jan 2011 to
Receivables in CDI interest rates	Itaú, Santander	Apr 2011	US$	89.2	US$	69.2	153.0	122.1	153.0	—
Payables in U.S. dollars			US$	(89.2)	US$	(69.2)	(146.7)	(118.9)	—	146.7

Total result				—		—	6.3	3.2	153.0	146.7

c – Interest rate swaps in R$	Banco do Brasil	Feb 2012 to
Receivables in predetermined interest rate		May 2015	R$	1,809.5		—	1,947.9	—	1,947.9	—
Payables in CDI interest rate			R$	(1,809.5)		—	(1,931.5)	—	—	1,931.5

Total result				—		—	16.4	—	1,947.9	1,931.5

d – Interest rate swaps in U.S. dollars	Itaú	Jun 2011
Receivables in LIBOR interest rate in U.S. dollars			US$	60.0	US$	60.0	98.6	100.7	98.6	—
Payables in fixed interest rate in U.S. dollars			US$	(60.0)	US$	(60.0)	(100.2)	(104.7)	—	100.2

Total result				—		—	(1.6)	(4.0)	98.6	100.2

e – NDFs (non-deliverable forwards) – RPR	Banco do Brasil,
Receivables in U.S. dollars	HSBC	Jan 2011	US$	10.3	US$	73.3	16.6	125.9	16.6	—
Payables in predetermined interest rate in R$			US$	(10.3)	US$	(73.3)	(18.1)	(127.8)	—	18.1

Total result				—		—	(1.5)	(1.9)	16.6	18.1

f – Exchange rate swaps payable in U.S. dollars – RPR	Safra	Jan 2011
Receivables in U.S. dollars			US$	0.9		—	1.6	—	1.6	—
Payables in CDI interest rate			US$	(0.9)		—	(1.7)	—	—	1.7

Total result				—		—	(0.1)	—	1.6	1.7

Total gross result				—		—	(29.5)	(37.4)	2,488.7	2,518.2
Income tax				—		—	(5.1)	(1.6)	(5.1)	—

Total net result				—		—	(34.6)	(39.0)	2,483.6	2,518.2

Positive result (see Note 4)				—		—	19.8	12.7
Negative result (see Note 14)				—		—	(54.4)	(51.7)

[1]	In million. Currency as indicated

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

All transactions mentioned above were properly registered with CETIP S.A., except for the interest rate swap in U.S. dollars, which is an over-the-counter contract governed by ISDA (International Swap Dealers Association, Inc.) executed with the counterparty Banco Itaú BBA S.A. – Nassau Branch.

Hedging instruments existing as of December 31, 2010 are described below, according to their category, risk, and protection strategy:

Hedging against foreign exchange exposure of liabilities in foreign currency - The purpose of these contracts is to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Reais linked to CDI. As of December 31, 2010, the Company and its subsidiaries had outstanding swap contracts totaling US$ 165.8 million in notional amount and, on average, they had asset position at US$ + 5.64 p.a. and liability position at 121.01 % of CDI.

Hedging against foreign exchange exposure of operations - The purpose of these contracts is to make the exchange rate of the turnover of the subsidiaries of Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials. As of December 31, 2010, these swap contracts totaled US$ 89.2 million and, on average, had an asset position at 76.35% of CDI and liability position at US$ + 0.0% p.a.

Hedging against the interest rate fixed in local financing - The purpose of these contracts is to convert the interest rate on financing contracted in Reais from fixed into floating. On December 31, 2010 these swap contracts totaled R$ 1,809.5 million, and on average had an asset position at 11.81% p.a. and liability position at 98.75% of CDI.

Hedging against floating interest rate in foreign currency - The purpose of this contract is to convert the interest rate on the syndicated loan in the principal of US$ 60 million from floating into fixed. As of December 31, 2010, the subsidiary Oxiteno Overseas had a swap contract with a notional amount of US$ 60 million, with an asset position at US$ + LIBOR + 1.25% p.a. and a liability position at US$ + 4.93% p.a.

Hedging against foreign exchange exposure of a firm commitment in foreign currency (RPR) - The purposes of these contracts is to offset the effect of the change in exchange rates on imports of oil denominated in U.S. dollars. On December 31, 2010 the subsidiary RPR held NDF (non-deliverable forwards) contracts with contracted average future U.S. dollar of R$ 1.8131/US$ and principal, proportional to the Company’s interest of US$ 10.3 million.

Hedging against foreign exchange exposure of liabilities in foreign currency (RPR) - The purpose of this contract is to offset the effect of the change in exchange rates of a debt in U.S. dollars by converting it into a debt in Reais linked to CDI. As of December 31, 2010, this swap contract totaled US$ 0.9 million in notional amount, proportional to the Company’s interest in RPR, and had asset position at US$ + 1.26% p.a. and liability position at 105.5 % of CDI.”

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

The Company and its subsidiaries designate as cash flow hedges some instruments of protection for future cash flows. These instruments of protection whose purpose is to protect the cash flows (i) from the risk of fluctuations in Libor on loans contracted and (ii) the risk of exchange rate changes of subsidiary RPR on future imports of oil denominated in U.S. dollars. On December 31, 2010 these instruments of protection amounted US$ 70.3 million.

In the case of derivatives designed to hedge cash flows against changes caused by the variation in interest rates, the difference between the fair value of the financial instrument and its updated cost is recognized as a valuation adjustment in the shareholders’ equity, not affecting the income statement of the Company and its subsidiaries. In the case of foreign exchange derivatives designated by subsidiary RPR for hedge of future cash flows, the effect of variation in the derivative is posted to the valuation adjustment in shareholders’ equity until the time when the hedged item affects the income statement. The difference between the fair value of the derivative and updated cost is recognized directly in income of the subsidiary.

The Company and its subsidiaries designate derivative financial instruments used to offset the variations due to changes in interest rates in the market value of financing contracted in Reais as fair value hedge. As of December 31, 2010 these instruments of protection totaled R$ 1,809.5 million. The Company and its Subsidiaries recognized a gain of R$ 18.2 million in the period, of which R$ 16.4 million refer to the result of instruments of protection and R$ 1.8 million refer to the fair value adjustment of the debt.

Gains (losses) on hedging instruments

The following tables summarizes the values of gains (losses) recorded in 2010 and 2009 which affected the income statement and shareholders’ equity of the Company and its subsidiaries:

	2010
	R$ million
	Income	Shareholders’ equity
A - Exchange rate swaps receivable in U.S. dollars	(30.7)	—
B - Exchange rate swaps payable in U.S. dollars	15.7	—
C - Interest rate swaps in R$	18.2	—
D - Interest rate swaps in U.S. dollars	(3.1)	2.4
E - NDFs (non-deliverable forwards) - RPR	(7.6)	(0.9)
F - Exchange rate swaps payable in U.S. dollars - RPR	(0.1)	—

Total	(7.6)	1.5

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

	2009
	R$ million
	Income	Shareholders’ equity
A - Exchange rate swaps receivable in U.S. dollars	(24.1)	—
B - Exchange rate swaps payable in U.S. dollars	30.5	—
C - Interest rate swaps in U.S. dollars	(2.2)	2.7
E - NDFs (non-deliverable forwards) - RPR	(5.4)	(0.2)

Total	(1.2)	2.5

The table above does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars, when this effect is offset in the income of the hedged subject (debt), and considers the designation effect of interest hedging in Reais.

Fair value of financial instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, as of December 31, 2010, December 31, 2009 and January 1, 2009 are stated below:

	12/31/2010		12/31/2009		1/1/2009
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and cash equivalents	72,793	72,793	128,340	128,340	164,351	164,351
Financial investments	3,127,806	3,127,806	2,193,886	2,193,886	1,936,476	1,936,476
Currency and interest hedging instruments	19,778	19,778	12,723	12,723	47,020	47,020

	3,220,377	3,220,377	2,334,949	2,334,949	2,147,847	2,147,847

Financial liabilities:
Financing	4,140,000	4,188,937	3,211,742	3,245,367	3,699,698	3,654,290
Debentures	1,196,116	1,182,380	1,187,866	1,187,866	—	—
Finance leases	5,545	5,545	15,365	15,365	25,447	25,447
Currency and interest hedging instruments	54,372	54,372	51,752	51,752	9,107	9,107
Other payables (1)	—	—	—	—	5,028	5,028

	5,396,033	5,431,234	4,466,725	4,500,350	3,739,280	3,693,872

[1]	For additional details, see Note 2.2.f) e 4.a).

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair values of cash on current account are identical to the carrying values.

•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the financial statements, which correspond to their fair value.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

•

Financial investments in CDBs (Certificates of Deposit from Banks) and similar investments offer daily liquidity through repurchase in the yield curve and, therefore, the Company believes their fair value corresponds to their carrying value.

•	For fair value calculation of LPG’s notes in the foreign market (see Note 14.b), the price quoted in an active market is used.

•

The fair value of other financial investments and financing was determined using calculation methodologies commonly used for marking-to-market, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of December 31, 2010, December 31, 2009 and January 1, 2009. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realized in the current market.

Financial instruments were classified as loans and receivables, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, (ii) financial investments (see Note 4), (iii) funding from the Banco do Brasil that is measured at fair value through profit or loss (see Note 14.e), (iv) accounts receivable that have vendor arrangements (see Note 14.j) and Ipiranga customer financing (see Note 5), which are measured at fair value through profit or loss. Thus, accounts receivable, loans and financing, accounts payable and trade payables are substantially classified as loans and receivables.

Fair value hierarchy of financial instruments

The financial instruments recognized at fair value on the balance sheet are classified in the following categories:

(a)	Level 1 - prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b)	Level 2 - inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

(c)	Level 3 - inputs for the asset or liability which are not based on observable market variables (unobservable inputs).

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

The table below shows a summary of the financial assets and financial liabilities measured at fair value in the Company’s balance sheet as of December 31, 2010, December 31, 2009 and January 1, 2009:

	Fair value 12/31/2010	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	72,793	72,793	—	—
Financial investments	3,127,806	2,946,279	181,527	—
Currency and interest hedging instruments	19,778	—	19,778	—

	3,220,377	3,019,072	201,305	—

Liabilities:
Banco do Brasil	1,916,257	—	1,916,257	—
Currency and interest hedging instruments	54,372	—	54,372	—

	1,970,629	—	1,970,629	—

	Fair value 12/31/2009	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	128,340	128,340	—	—
Financial investments	2,193,886	2,004,917	188,969	—
Currency and interest hedging instruments	12,723	—	12,723	—

	2,334,949	2,133,257	201,692	—

Liabilities:
Currency and interest hedging instruments	51,752	—	51,752	—

	51,752	—	51,752	—

	Fair value 1/1/2009	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	164,351	164,351	—	—
Financial investments	1,936,476	1,233,043	703,433	—
Currency and interest hedging instruments	47,020	—	47,020	—

	2,147,847	1,397,394	750,453	—

Liabilities:
Currency and interest hedging instruments	9,107	—	9,107	—
Other payables	5,028	—	5,028	—

	14,135	—	14,135	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

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

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on BM&FBovespa as of December 31, 2010. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 2.36 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional devaluation, respectively, of the Real in the likely scenario.

Based on the balances of the hedging instruments and hedged items as of December 31, 2010, the exchange rates were replaced, and the changes between the new balance in Reais and the balance in Reais as of December 31, 2010 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	56,034	139,354	222,673
(2) Debts in dollars	appreciation	(56,034)	(139,353)	(222,672)

(1)+(2)	Net Effect	0	1	1

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(1,059)	(38,499)	(75,939)
(4) Gross margin of Oxiteno	devaluation	1,059	38,499	75,939

(3)+(4)	Net Effect	0	0	0

NDF exchange (RPR)
(5) NDF Receivables in U.S. Dollars	Dollar	0	4,288	8,575
(6) Petroleum imports / FINIMP	appreciation	0	(4,288)	(8,575)

(5)+(6)	Net Effect	0	0	0

Currency swaps receivable in U.S. dollars (RPR)
(7) U.S. Dollar / Real swaps	Dollar	0	396	791
(8) Debts in dollars	appreciation	0	(395)	(790)

(7)+(8)	Net Effect	0	1	1

For the sensitivity analysis of the interest rate hedging instrument in dollar, the Company used the future LIBOR curve (BBA – British Bankers Association) as of December 31, 2010 at maturity of the swap and of the syndicated loan (hedged item), which occurs in 2011, in order to define the likely scenario. Scenarios II and III were estimated with a 25% and 50% deterioration, respectively, in the estimate of the likely LIBOR.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

Based on the three interest rate scenarios in dollar (LIBOR), management estimated the values of its loan and of the hedging instrument by calculating the future cash flows associated with each instrument adopted according to the projected scenarios and adjusting them to present value by the rate in effect on December 31, 2010. The result is stated on the table below:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Interest rate swap (in dollars)
(1) LIBOR swap - fixed rate	Increase in	(1)	52	105
(2) LIBOR Debt	LIBOR	0	(54)	(108)

(1)+(2)	Net Effect	(1)	(2)	(3)

For sensitivity analysis of interest rate instruments of protection in Reais, the Company used the futures curve of DI x Pre contract of BM&FBovespa as of December 31, 2010 for each swap and each debt (object of protection) maturities, for defining the likely scenario. Scenarios II and III were estimated with a 25% and 50% deterioration, respectively, of pre-fixed rate to that of the likely scenario.

Based on three scenarios of interest rates in Reais, the Company estimated the values of its debt and instruments of protection according to the risk which is being protected (variations in the pre-fixed interest rates in Reais), by projecting them to future value by the contracted rates and bringing them to present value by the interest rates of the estimated scenarios. The result is shown in the table below:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Interest rate swap (in R$)
(1) Fixed rate swap - CDI	Increase in	0	(126,499)	(240,480)
(2) Fixed rate financing	prefixed rate	0	126,526	240,539

(1)+(2)	Net Effect	0	27	59

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

21	Contingencies and commitments

a.	Civil, tax and labor proceedings

On October 7, 2005, the subsidiaries Companhia Ultragaz S.A. (“Cia Ultragaz”) and Bahiana Distribuidora de Gás Ltda. (“Bahiana”) filed for and obtained a preliminary injunction to offset PIS and COFINS credits against other taxes administered by the Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court judgment on May 16, 2008. Under the preliminary injunction obtained, the subsidiaries have been making judicial deposits for these contingencies in the accumulated amount of R$ 185,398 as of December 31, 2010 (R$ 135,821 as of December 31, 2009) and have recorded a corresponding liability.

Subsidiaries Cia. Ultragaz, Utingás Armazenadora S.A. (“Utingás”), Tequimar, Transultra and Ultracargo Participações have filed actions with a motion for preliminary injunction seeking full and immediate utilization of the supplementary monetary adjustment based on the Consumer Price Index (IPC)/National Treasury Bonds (BTN) for 1990 (Law 8200/91); the subsidiaries Cia Ultragaz, Utingás and Tequimar opted to include the contingencies related to their processes within the Law 11941/09 amnesty and reclassified the contingencies’ amount to the line of taxes payables. The other subsidiaries maintain a provision of R$ 980 as of December 31, 2010 (R$ 914 as of December 31, 2009) to cover any contingencies if they lose such actions.

The Company and some of its subsidiaries have filed actions with a motion for preliminary injunction against the application of the law restricting offset of tax losses (IRPJ) and negative tax bases (CSLL) determined as of December 31, 1994 to 30% of the income for the year. As a result of the position of the Federal Supreme Court (STF) and based on the opinion of its legal counsel, a provision was recorded for this contingency in the amount of R$ 6,481 as of December 31, 2010 (R$ 7,044 as of December 31, 2009).

Subsidiary IPP has a pending Declaratory Judgment Action challenging the constitutionality of Law No. 9.316/96, which has made CSLL nondeductible for the IRPJ calculation basis. The claim was denied in the first and second instances, an extraordinary appeal was not entertained by the STF (Federal Supreme Court), and the case was remanded to the lower Court for new trial. Backed by an order issued in a Provisional Remedy connected to the main action, the subsidiary made a deposit in court for the amounts challenged and maintains a provision for this contingency in the amount of R$ 12,934 as of December 31, 2010 (R$ 12,528 as of December 31, 2009).

The subsidiaries Oxiteno Nordeste and Oxiteno S.A. have a lawsuit for the exclusion of export revenues from the tax base for CSLL. The preliminary injunction was granted to Oxiteno Nordeste and the subsidiary is making judicial deposits of the amounts in discussion, as well as provisioning the corresponding contingency in the amount of R$ 982 as of December 31, 2010 (R$ 902 as of December 31, 2009); the subsidiary Oxiteno S.A. awaits judgment of appeal against the sentence which denied the requested preliminary injunction, and is still normally paying the CSLL. Althought in August 2010 the STF has positioned itself against the thesis, this decision is effective just between the parties involved in that lawsuit, not affecting directly the subsidiaries lawsuit.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia. Ultragaz, Transultra, RPR, Tropical Transportes Ipiranga Ltda. (“Tropical”), Empresa Carioca de Produtos Químicos S.A. (“EMCA”) e IPP, filed for a preliminary injunction seeking the deduction of ICMS from the PIS and COFINS tax basis. Oxiteno Nordeste and IPP obtained an injunction and are paying the disputed amounts into judicial deposits, as well as recording the respective provision in the amount of R$ 57,302 as of December 31, 2010 (R$ 43,571 as of December 31, 2009); the others subsidiaries did not obtain a preliminary injunction and are awaiting the judgment of these lawsuits in the Federal Regional Courts.

The Company and its subsidiaries obtained preliminary injunctions to pay PIS and COFINS contributions without the changes introduced by Law 9718/98 in its original version. The ongoing questioning refers to the levy of theses taxes on sources other than revenues. In 2005, the STF decided the question in favor of the taxpayer. Although it has set a precedent, the effect of this decision does not automatically apply to all companies, since they must await judgment of their own legal lawsuits. The Company has subsidiaries whose lawsuits have not yet been decided. If all ongoing lawsuits are finally decided in favor of the subsidiaries, the Company estimates that the total positive effect on income before income tax and social contribution will reach R$ 35,583, net of attorney’s fees.

The Company and its subsidiaries are recording provision for PIS and COFINS calculated on the basis of the interest on capital. The total amount accrued is R$ 19,216 as of December 31, 2010 (R$ 21,724 as of December 31, 2009).

IPP and its subsidiaries maintain provisions for ICMS-related contingencies mainly in connection with (a) appropriation of a credit related to the difference between the amount that served as a basis for tax withholding and the amount actually charged in the sale to end consumers, which resulted in excess ICMS withholding by refineries: R$ 10,119; (b) tax-deficiency notices for interstate sales of fuels to industrial customers without payment of ICMS due to the interpretation of Article 2 of Supplementary Law No. 87/96: R$ 27,752; (c) tax-deficiency notices for the use of a deemed credit resulting from interstate transfers of Hydrated Ethyl Alcohol Fuel (HEAF), since, in the opinion of the state tax authority, the deemed credit was allowed only when resulting from acquisitions directly from third parties: R$ 5,994; (d) collection of ICMS-ST (State VAT Substitution) from distributors on interstate sales to end consumers, since there is no withholding under ICMS Agreements No. 105/92 and No. 112/93: R$ 4,798; (e) attorneys’ fees in connection with Motions to Stay Execution which have been adhered to in a tax amnesty in the State of Minas Gerais, since the fees had already been awarded against the company at the time of adhesion: R$ 9,078, (f) collection of ICMS on the common ground of non-payment, since there are several reasons that resulted in the tax assessments and whose rebuttal is not evident: R$ 14,241. During 2010, subsidiary IPP has adhered to amnesties granted by States of Goiás, Pará, Paraíba, Tocantins, Paraná and Minas Gerais and paid off a portion of its contingent liabilities, which significantly reduced its ICMS tax liability.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

The main tax claims of the subsidiary IPP that were considered to pose a possible risk of loss, and based on this position, have not been provided for in the financial statements, relate to ICMS and related mainly to: (a) requirement of proportionate reversal of ICMS credits in view of the acquisitions of hydrous ethanol to give higher values than the its sales, because of the transfer of a portion of financial support for agriculturists (FUPA) made by the distributors upon the acquisitions subsequently reimbursed by the DNC (current National Oil Agency), R$ 85,197, (b) undue credit, relating to recognized ICMS tax credits in the subsidiary tax books, regarding which the Tax Authorities understand that there was no proof of their origin, R$ 14,747 (c) assessments for alleged lack of tax payment, R$ 23,157; (d) records of notices issued in Ourinhos/SP for the operations to return the loan of ethanol made with tax deferral, R$ 23,292, (e) assessments in the State of Rio de Janeiro demanding the reversal of ICMS credits generated in interstate shipments made under Article 33 of the ICMS Convention 66/88, which allowed the maintenance of credit and was suspended by a preliminary injunction granted by STF, R$ 10,014, (f) disallowance of ICMS credits taken in the bookkeeping of bills considered inapt, though the understanding of the STJ is in the sense that it is possible to take credit for the buyer even if there is defect in the document of the seller, provided that the remains confirmed that the transaction actually took place, R$ 18,553, (g) assessments arising from surplus or shortage of stock, occurred due to differences in temperature or handling the product in which the review believes that there is input or output without a corresponding issue of invoice, R$ 15,788 and (h) assessment notices relating to the disallowance of ICMS credits legitimately appropriated by the company due to alledged non-compliance with formalities required under applicable law R$ 17,161.

The subsidiary IPP has infraction of the non-approval of set-off of IPI credits appropriate under inputs taxed whose outputs were under the protection of immunity. The non-provisioned amount of contingency, updated as of December 31, 2010, is R$ 60,053 (R$ 53,288 as of December 31, 2009). The subsidiary also has legal lawsuits to guarantee the compensation of overpaid PIS values before the declaration of unconstitutionality of Decrees 2445/88 and 2449/88, and decided to include part of these cases within the Law 11941/09 amnesty, recording the corresponding amount of R$ 30,192 as taxes payable.

In 1990, the Petrochemical Workers’ Union (Sindiquímica), of which the employees of Oxiteno Nordeste and EMCA companies sited on the Petrochemical Hub in the Camaçari, are members, filed individual claims against the subsidiaries for the performance of the Section 4 of the Collective Labor Agreement, which provided for a salary adjustment in lieu of the salary policies actually implemented. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica for recognition of the loss of effectiveness of such Section 4. Individual claims were denied. The collective dispute is currently awaiting trial by the STF. In the second half of 2010, some companies in the Camaçari Complex signed an agreement with Sindiquímica and reported the fact in the collective dispute. Based on the opinion of its legal advisors, who have reviewed the latest STF decision in the collective dispute and the position of the individual claims involving subsidiaries Oxiteno Nordeste and EMCA, the management of those subsidiaries decided that it was not necessary to record a provision as of December 31, 2010.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

Subsidiary Cia. Ultragaz has answered an administrative proceeding before the CADE ( the Brazilian Antitrust Authority) based on alleged anticompetitive practices in municipalities of the Triângulo Mineiro region in 2001, in which a fine in the amount of R$ 23,104 was awarded against it. The execution of such administrative decision was suspended by a court order and the credit is being discussed in court. Based on the above elements and on the opinion of its legal advisors, the management of the subsidiary has not recorded a provision for this contingency.

Subsidiary Cia. Ultragaz is the defendant in legal proceedings for damages arising from an explosion in 1996 in a shopping mall located in the City of Osasco, State of São Paulo. Such proceedings involve: (i) individual proceedings brought by victims of the explosion seeking compensation for loss of income and pain and suffering (ii) request for compensation for expenses of the shopping mall administrator and its insurer; and (iii) class action seeking economic and non-economic damages for all victims injured and dead. The subsidiary believes that it produced evidence that the defective gas pipelines in the shopping mall caused the accident, and Ultragaz’s local LPG storage facilities did not contribute to the explosion. Out of the 64 actions decided to date, 63 were favorable, of which 37 are already shelved; only 1 was adverse and the subsidiary was sentenced to pay R$ 17. There is only 1 action yet to be decided. The Company has not recorded a provision for these cases because it believes that the likeliness of realization of this contingency is essentially remote, and also because it has insurance coverage for the full amount in dispute.

The Company and its subsidiaries have provisions for settlement of terms of contracts with customers and ex-service providers, as well as environmental issues, in the amount of R$ 91,552 as of December 31, 2010 (R$ 86,818 as of December 31, 2009) and also a provision of R$ 23,256 as of December 31, 2010 (R$ 18,390 as of December 31, 2009) to meet the contingencies of labor litigation.

The Company and its subsidiaries have other pending administrative and legal proceedings, which were estimated by their legal counsel as possible and/or remote risk (less-likely-than-50%), and the related potential losses were not provided for by the Company and its subsidiaries based on these opinions. The Company and its subsidiaries also have litigations for recovery of taxes and contributions, which were not recorded in the financial statements due to their contingent nature.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

Movements in provisions are as follows:

Provisions	Balance as of 12/31/2009	Adoption tax amnesty	Opening balance of DNP acquisition	Additions	Write-offs	Adjustments	Balance as of 12/31/2010
IRPJ and CSLL	182,103	(19,670)	2,188	18,142	(190)	12,141	194,714
PIS and COFINS	67,990	—	985	10,190	(4,158)	4,956	79,963
ICMS	192,544	—	10,823	24,041	(130,605)	7,266	104,069
INSS	8,527	—	—	7,382	(1,498)	725	15,136
Civil litigation	86,792	—	3,317	1,964	(3,428)	2,999	91,644
Labor litigation	18,394	—	—	8,260	(5,300)	1,905	23,259
Others	6,905	—	—	764	(6,414)	91	1,346

Total	563,255	(19,670)	17,313	70,743	(151,593)	30,083	510,131

Provisions	Balance as of 1/1/2009	Opening balance of Texaco acquisition	Additions	Write-offs	Adjustments	Balance as of 12/31/2009
IRPJ and CSLL	143,657	12,528	14,619	(22)	11,321	182,103
PIS and COFINS	48,778	7,989	8,818	(1,702)	4,107	67,990
ICMS	62,687	132,121	1,186	(7,935)	4,485	192,544
INSS	8,101	—	—	(269)	695	8,527
Civil litigation	5,236	81,931	—	(503)	128	86,792
Labor litigation	17,273	14,916	—	(14,559)	764	18,394
Others	5,632	—	783	(212)	702	6,905

Total	291,364	249,485	25,406	(25,202)	22,202	563,255

Some of the provisions above involve deposits in court in the amount of R$ 252,009 as of December 31, 2010, R$ 204,283 as of December 31, 2009 and R$ 148,123 as of January 1, 2009.

The Company and its subsidiaries decided to participate in the amnesty introduced by Law 11941/09 for some of their debts before the Federal Revenue Service, General Attorney of the National Treasury and Social Security with the benefits of reduction of fines, interest and legal charges set in this Law, and recorded in its financial information in 2010 an expense of R$ 15,264, net of taxes. Subsidiary DNP also included debts under this amnesty in the total amount of R$ 23,233, recorded as income tax and social contribution payable.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

b.	Contracts

Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros in connection with its port facilities in Aratu and Suape, respectively. Such agreements set a minimum value for cargo movement, as shown below:

Port	Minimun moviment in tons per year	Maturity
Aratu	100,000	2016
Aratu	900,000	2022
Suape	250,000	2027
Suape	400,000	2029

If the annual movement is less than the minimum required, then the subsidiary will have to pay the difference between the actual movement and the minimum required by the agreements, using the port rates in effect at the date established for payment. As of December 31, 2010, such charges were R$ 5.79 and R$ 1.38 per ton for Aratu and Suape, respectively. The subsidiary has met the minimum cargo movement requirements since the beginning of the agreements.

Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. setting a minimum value for quarterly consumption of ethylene and establishing conditions for the supply of ethylene until 2021. The minimum purchase commitment and the actual demand accumulated to December 31, 2010 and December 31, 2009, expressed in tons of ethylene, are shown below. In case of breach of the minimum purchase commitment, the subsidiary agrees to pay a penalty of 40% of the current ethylene price, to the extent of the shortfall. The provision of minimum purchase commitment is under renegotiation with Braskem.

	Minimum purchase commitment (accumulated until December)				Accumulated demand until December (actual)
	2010		2009		2010	2009
In tons of ethylene	145,455	(*)	189,694	(*)	171,521	168,938

(*)	Adjusted for the maintenance stoppage carried out by Braskem in the period.

Subsidiary Oxiteno S.A has an ethylene supply agreement with Quattor Química S.A., maturiting in 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. In case of breach, the subsidiary agrees to pay a penalty of 30% of the current ethylene price, to the extent of the shortfall.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

c.	Insurance coverage in subsidiaries

The Company maintains appropriate insurance policies with the objective of covering several risks to which it is exposed, including asset insurance against losses caused by fire, lightning, explosion of any kind, gale, aircraft crash, and electric damage, and other risks, covering the facilities and other branches of all subsidiaries, except RPR, which maintains its own insurance. The maximum compensation value, including loss of profits, based on the risk analysis of maximum loss possible at a certain site is US$ 1,307 million.

The General Responsibility Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sales of products and services.

Group Life and Personal Accident, Health, National and International Transportation and All Risks insurance policies are also maintained.

The coverages and limits of the insurance policies maintained are based on a careful study of risks and losses conducted by local insurance advisors, and the type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies. The risk assumptions adopted, given their nature, are not part of the scope of audit on financial information, and consequently haven’t been audited by our independent accountants.

d.	Operating lease contracts

The subsidiaries IPP and Serma have operating lease contracts for the use of IT equipment.

These contracts have terms of 36 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option.

The future disbursements (installments), assumed under these contracts, total approximately:

	12/31/2010	12/31/2009	1/1/2009
Up to 1 year	752	554	739
More than 1 year	400	692	742

	1,152	1,246	1,481

The total payments of operating lease recognized as expense for the year ended December 31, 2010 was R$ 686 (R$ 909 as of December 31, 2009).

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

22	Employee benefits and private pension plan

a.	ULTRAPREV- Associação de Previdência Complementar

The Company and its subsidiaries offer a defined-contribution pension plan to their employees, which is managed by Ultraprev - Associação de Previdência Complementar. Under the plan, the basic contribution of each participating employee is calculated by multiplying a percentage ranging from 0% to 11%, which is annually defined by the participant based on his/her salary. The sponsor companies match the amount of the basic contribution paid by the participant. As the participants retire, they choose to receive monthly either: (i) a percentage, ranging from 0.5% to 1.0%, of the fund accumulated for the participant with Ultraprev; or (ii) a fixed monthly amount that will exhaust the fund accumulated for the participant within a period ranging from 5 to 25 years. Thus, the Company and its subsidiaries do not assume responsibility for guaranteeing amounts and periods of pension benefits. As of December 31, 2010, the Company and its subsidiaries contributed R$ 13,041 (R$ 10,623 as of December 31, 2009) to Ultraprev, which amount is recorded as expense in the income statement for the year. The total number of employees participating in the plan as of December 31 , 2010 was 7,271 active participants and 48 retired participants. In addition, Ultraprev had 29 former employees receiving benefits under the previous plan whose reserves are fully constituted.

b.	Post-employment benefits

The Company and its subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Severance Pay Fund, and health and life insurance plan for eligible retirees.

The net liabilities for such benefits recorded as of December 31, 2010 are R$ 104,501 (R$ 102,040 as of December 31, 2009 and R$ 86,490 as of January 1, 2009), of which R$ 11,339 (R$ 11,960 as of December 31, 2009 and R$ 8,768 as of January 1, 2009) are recorded as current liabilities and R$ 93,162 (R$ 90,080 as of December 31 , 2009 and R$ 77,722 as of January 1, 2009) as long-term liabilities.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and are recorded in the financial statements in accordance with Resolution CVM 600/2009.

Significant actuarial assumptions adopted include:

Economic Factors

•	Discount rate for the actuarial obligation at present value - 10.29% per annum

•	Average projected salary growth rate - 6.32% per annum

•	Inflation rate (long term) - 4.24% per annum

•	Growth rate of medical services - 8.41% per annum

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

Demographic factors

•	Mortality Table - AT 2000 Basic decreased by 10% (*)

•	Disabled Mortality Table - RRB 1983

•	Disability Table - RRB 1944 modified

(*)	CSO-80 mortality table was used for the life insurance benefit.

23	Gross revenue

	12/31/2010	12/31/2009
Gross revenue	44,201,026	37,851,350
Sales tax	(1,536,649)	(1,490,016)
Discount and sales return	(178,130)	(253,244)
Other deductions	(4,535)	(11,026)

Net revenue	42,481,712	36,097,064

The other deductions shown in the table above refer to deferred revenue as required by IFRS (see Notes 14.j and 17).

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

24	Expenses by nature

The Company opted for disclosing its income statement by function and is presenting below its breakdown by nature:

	12/31/2010	12/31/2009
Raw materials and materials for use and consumption	38,511,330	32,697,528
Freight and storage	673,133	559,830
Depreciation and amortization	530,829	529,320
Personnel expenses	1,049,639	973,841
Advertising and marketing	104,180	101,681
Services provided by third parties	132,624	127,463
Lease of real estate and equipment	51,282	55,986
Other expenses	193,972	169,638

Total	41,246,989	35,215,287

Classified as:
Cost of products and services sold	39,322,888	33,443,570
General and administrative	759,679	751,422
Selling and marketing	1,164,422	1,020,295

Total	41,246,989	35,215,287

25	Income from disposal of assets

Income from disposal of assets is determined as the difference between the selling price and residual book value of the investment, property, plant and equipment or intangible asset disposed of. In 2010, the gain was R$ 78,969, including proceeds from disposal of property, plant and equipment; proceeds from disposal of interest in AGT and Petrolog, R$ 11,918; cash received in relation to Maxfácil, R$ 35,000; and the income of the position adjustment in fuel distribution pools, R$ 31,456. In 2009, the gain was R$ 18,932, primarily from disposal of property, plant and equipment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

26	Financial income

	12/31/2010	12/31/2009
Financial revenues:
Interest on financial investments	217,866	129,494
Interest from customers	43,724	41,642
Other revenues	5,375	5,067

	266,965	176,203

Financial expenses:
Interest on loans	(328,489)	(315,956)
Interest on debentures	(133,428)	(81,124)
Interest on finance leases	(1,195)	(2,364)
Bank charges, IOF, and other charges	(22,655)	(39,054)
Monetary and exchange rates, net of income from hedging instruments	(8,847)	(12,402)
Provisions updating and other expenses (*)	(36,437)	(16,812)

	(531,051)	(467,712)

Financial income/(expense)	(264,086)	(291,509)

(*)	In 2010, includes the effect related to the Company and its subsidiaries’ participation in the amnesty established by Law 11941/09 (see Note 21.a).

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

27	Earnings per share

The table below presents a reconciliation of numerators and denominators used in the computing earnings per share, considering the stock split approved on February 10, 2011 (see Note 28). As mentioned in Note 8.c), the Company has a share compensation plan. The impact of this share compensation plan on earnings per share was minimal for all the periods presented and consequently, the Company has not been presenting a separate calculation of diluted earnings per share.

	12/31/2010	12/31/2009
Basic and diluted earnings per share
Net income attributable to shareholders of the Company	765,303	437,135

Weighted average shares outstanding (in thousands)	535,848	535,573
Basic and diluted earnings per share – whole R$ (common and preferred shares)	1.43	0.82

	12/31/2010	12/31/2009
Weighted average shares outstanding (in thousands)
Weighted average shares outstanding for basic per share:	533,989	533,989
Dilution effect Stock compensation plan	1,859	1,584

Weighted average shares outstanding for diluted per share:	535,848	535,573

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

28	Subsequent event

On February 10, 2011, the shareholders approved the stock split of the shares issued by the Company at a ratio of 1 (one) existing share to 4 (four) shares of the same class and type (“Stock Split”), which will be divided into 544,383,996 shares without par value in registered form, including 197,719,588 common shares and 346,664,408 preferred stocks. See Notice to shareholders in February 10, 2011 to more details. All information disclosed into this report consider the effect of the stock split, following the requirement of IAS 33, item 64.

29	Financial information for subsidiary guarantors and non-guarantor subsidiaries

Ultrapar Participações S.A. (Company) and Oxiteno S.A. (a wholly-owned subsidiary of Ultrapar Participações S.A.) are guarantors of LPG International Inc.’s obligations in connection with the issuance of registered notes. The guarantees are full and unconditional and are joint and several. The Company is presenting, pursuant to Rule 3 - 10 of Regulation S-X, condensed consolidating financial statements, according to IFRS, of the guarantors and other Ultrapar subsidiaries, as follow:

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

Consolidated Balance Sheets

as of December 31, 2010

(in millions of Reais)

ASSETS	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno -Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CURRENT ASSETS
Cash and cash equivalents	0.2	407.7	62.2	469.9	2,172.3	—	2,642.4
Financial investments	2.5	12.8	—	12.8	542.9	—	558.2
Trade accounts receivable	—	—	150.0	150.0	1,630.4	(64.7)	1,715.7
Inventories	—	—	95.6	95.6	1,036.9	1.1	1,133.6
Recoverable taxes	—	69.9	35.2	105.1	257.8	(8.6)	354.3
Dividends receivable	—	72.8	53.8	126.6	—	(126.6)	—
Other receivable	—	0.8	1.1	1.9	18.5	(2.3)	18.1
Prepaid expenses	—	—	3.9	3.9	31.2	—	35.1

Total current assets	2.7	564.0	401.8	965.8	5,690.0	(201.1)	6,457.4

NON-CURRENT ASSETS
Financial investments	—	—	—	—	19.8	—	19.8
Trade accounts receivable	—	—	—	—	96.7	—	96.7
Related companies	413.1	780.9	348.8	1,129.7	5.4	(1,538.1)	10.1
Deferred income tax and social contribution	—	0.2	44.5	44.7	519.7	—	564.4
Recoverable taxes	—	9.0	25.0	34.0	20.8	—	54.8
Escrow deposits	—	0.2	2.7	2.9	377.8	—	380.7
Other receivable	—	—	—	—	0.7	—	0.7
Prepaid expenses	—	—	3.8	3.8	36.8	—	40.6

	413.1	790.3	424.8	1,215.1	1,077.7	(1,538.1)	1,167.8

Investments
Subsidiary and affiliates	—	4,939.1	1,385.0	6,344.2	10.4	(6,342.1)	12.5
Others	—	—	0.4	0.4	2.4	—	2.8
Property, plant and equipment	—	—	387.6	387.6	3,616.1	—	4,003.7
Intangible assets	—	246.2	14.3	260.5	1,085.1	—	1,345.6

	—	5,185.3	1,787.3	6,992.7	4,714.0	(6,342.1)	5,364.6

Total non-current assets	413.1	5,975.6	2,212.1	8,207.8	5,791.7	(7,880.2)	6,532.4

TOTAL ASSETS	415.8	6,539.6	2,613.9	9,173.6	11,481.7	(8,081.3)	12,989.8

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

Consolidated Balance Sheets

as of December 31, 2010

(in millions of Reais)

LIABILITIES	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno -Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CURRENT LIABILITIES
Loans and debentures	—	2.7	254.9	257.6	631.3	(72.7)	816.2
Finance lease	—	—	—	—	4.3	—	4.3
Trade payables	9.0	0.1	72.0	72.1	906.1	(46.0)	941.2
Salaries and related charges	—	0.1	36.7	36.8	191.4	—	228.2
Taxes payable	—	—	2.2	2.2	155.7	—	157.9
Dividends payable	—	186.4	14.3	200.7	118.4	(126.6)	192.5
Income and social contribution taxes payable	—	—	0.7	0.7	76.1	—	76.8
Post-employment benefits	—	—	—	—	11.3	—	11.3
Provision for assets retirement obligation	—	—	—	—	5.6	—	5.6
Provision for contingencies	—	—	—	—	39.6	—	39.6
Other payable	—	0.3	1.2	1.5	49.8	(21.6)	29.7
Deferred revenues	—	—	—	—	14.6	—	14.6

Total current liabilities	9.0	189.6	382.0	571.6	2,204.2	(266.9)	2,517.9

NON-CURRENT
Loans and debentures	413.3	1,193.4	410.6	1,604.0	3,855.1	(1,298.1)	4,574.3
Finance lease	—	—	—	—	1.3	—	1.3
Related companies	—	—	6.9	6.9	171.4	(174.3)	4.0
Deferred income and social contribution taxes	—	—	0.2	0.2	26.5	—	26.7
Provision for contingencies	—	3.3	22.6	25.9	444.6	—	470.5
Post-employment benefits	—	—	3.0	3.0	90.2	—	93.2
Provision for assets retirement obligation	—	—	—	—	58.2	—	58.2
Other payable	—	—	0.8	0.8	61.4		62.2
Deferred revenues	—	—	—	—	5.9	—	5.9

	413.3	1,196.7	444.1	1,640.8	4,714.6	(1,472.4)	5,296.3

SHAREHOLDERS’ EQUITY
Share capital	—	3,696.8	1,073.6	4,770.4	4,101.1	(5,174.7)	3,696.8
Capital reserve	—	7.7	—	7.7	64.0	(64.0)	7.7
Revaluation reserve	—	7.6	0.8	8.4	11.4	(12.2)	7.6
Profit reserves	(6.5)	1,513.9	733.5	2,247.4	364.1	(1,091.1)	1,513.9
Treasury shares	—	(120.0)	—	(120.0)	—	—	(120.0)
Additional dividends to the minimum mandatory dividends	—	68.3	—	68.3	—	—	68.3
Valuation adjustment	—	(2.4)	(1.5)	(2.4)	—	—	(2.4)
Cumulative translation adjustments	—	(18.6)	(18.6)	(18.6)	—	—	(18.6)
Non-controlling interests in subsidiaries	—	—	—	—	22.3	—	22.3

TOTAL SHAREHOLDERS’ EQUITY	(6.5)	5,153.3	1,787.8	6,961.2	4,562.9	(6,342.0)	5,175.6

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	415.8	6,539.6	2,613.9	9,173.6	11,481.7	(8,081.3)	12,989.8

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

Consolidated Statements of Income

for the year ended December 31, 2010

(in millions of Reais)

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno -Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
NET REVENUE FROM SALES AND SERVICES	—	—	754.4	754.4	41,984.7	(257.4)	42,481.7
Cost of products and services sold			(624.1)	(624.1)	(38,944.9)	246.1	(39,322.9)

GROSS INCOME	—	—	130.3	130.3	3,039.8	(11.3)	3,158.8

OPERATING (EXPENSES) REVENUES	(15.9)	0.9	(168.6)	(167.7)	(1,666.2)	15.5	(1,834.3)

Selling and marketing	—	—	(46.0)	(46.0)	(1,121.9)	3.5	(1,164.4)
General and administrative	0.1	(0.8)	(100.4)	(101.2)	(664.1)	5.5	(759.7)
Income from disposal of assets	—	—	(22.7)	(22.7)	101.7	—	79.0
Other operating income, net	(16.0)	1.7	0.5	2.2	18.1	6.5	10.8

OPERATING INCOME BEFORE FINANCIAL INCOME AND OTHER INCOME	(15.9)	0.9	(38.3)	(37.4)	1,373.6	4.2	1,324.5

Financial income	32.6	146.8	56.4	203.2	199.3	(168.1)	267.0
Financial expenses	(31.2)	(133.6)	(62.9)	(196.5)	(471.5)	168.1	(531.1)
Equity in income of affiliates	—	755.5	99.9	855.4	—	(855.4)	—

INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	(14.5)	769.6	55.1	824.7	1,101.4	(851.2)	1,060.4

INCOME TAX AND SOCIAL CONTRIBUTION	—	(4.4)	4.6	0.2	(295.4)	—	(295.2)

Current		(4.4)	0.9	(3.5)	(167.9)	(19.8)	(191.2)
Deferred charges		—	3.7	3.7	(138.4)	—	(134.7)
Tax incentives				—	10.9	19.8	30.7

NET INCOME (LOSS)	(14.5)	765.2	59.7	824.9	806.0	(851.2)	765.2
Income attributable to:
Owners of the parent	(14.5)	765.2	59.7	824.9	806.1	(851.2)	765.3
Non-controlling interests in subsidiaries	—	—	—	—	(0.1)	—	(0.1)

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

Consolidated Statements of Cash Flows

for the year ended December 31, 2010

(in millions of Reais)

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno -Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	(14.5)	765.2	59.7	824.9	806.0	(851.2)	765.2
Adjustments to reconcile net income to cash provided by operating activities:
Equity in income of subsidiaries and affiliates	—	(755.5)	(99.9)	(855.4)	—	855.4	—
Depreciation and amortization	—	—	46.1	46.1	484.7	—	530.8
PIS and COFINS credits on depreciation	—	—	2.2	2.2	7.4	—	9.6
Expense with tanks removed	—	—	—	—	(5.8)	—	(5.8)
Interest, monetary and exchange rate changes	16.9	37.3	39.6	76.9	405.7	(84.9)	414.6
Deferred income and social contribution taxes	—	—	(3.7)	(3.7)	138.4	—	134.7
Income from disposal of assets	—	—	22.7	22.7	(101.7)	—	(79.0)
Others	—	—	—	—	0.5	0.5	1.0
Dividends received from subsidiaries	—	464.8	23.1	487.9	(0.0)	(487.9)	—
(Increase) decrease in current assets:
Trade accounts receivables	—	—	(33.9)	(33.9)	(49.6)	(11.2)	(94.7)
Inventories	—	—	(14.8)	(14.8)	(115.4)	(1.1)	(131.3)
Recoverable taxes	—	(31.6)	(10.9)	(42.5)	6.5	1.7	(34.3)
Other receivables	—	(0.8)	(0.1)	(0.9)	24.6	(6.8)	16.9
Prepaid expenses	—	—	(2.0)	(2.0)	(6.3)	—	(8.3)
Increase (decrease) in current liabilities:
Trade payables	9.0	(9.9)	10.5	0.6	(8.2)	19.7	21.1
Salaries and related charges	—	—	18.3	18.3	36.1	—	54.4
Taxes payable	—	(1.4)	1.1	(0.3)	36.8	—	36.5
Income and social contribution taxes	—	—	0.7	0.7	33.6	—	34.3
Other payables	—	(0.6)	0.6	—	(1.1)	—	(1.1)
(Increase) decrease in long-term assets:
Trade accounts receivables	—	—	—	—	(11.2)	—	(11.2)
Recoverable taxes	—	8.1	(9.3)	(1.2)	0.2	—	(1.0)
Escrow deposits	—	—	—	—	(72.3)	—	(72.3)
Other receivables	—	—	—	—	0.8	—	0.8
Prepaid expenses	—	—	(0.1)	(0.1)	6.8	—	6.7
Increase (decrease) in long-term liabilities:
Provision for contingencies	—	(0.2)	(7.0)	(7.2)	(100.1)	—	(107.3)
Other payables	—	—	3.4	3.4	24.4	—	27.8

Net cash (used in) provided by operating activities	11.4	475.4	46.3	521.7	1,540.8	(565.8)	1,508.1

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

Consolidated Statements of Cash Flows

for the year ended December 31, 2010

(in millions of Reais)

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno -Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM INVESTING ACTIVITIES
Financial investments, net of redemptions	(0.3)	(12.8)	2.8	(10.0)	(120.2)	—	(130.5)
Disposal (acquisition) of investments, net	—	—	(104.5)	(104.5)	33.6	103.7	32.8
Capital reduction	—	250.0	0.2	250.2	(450.2)	200.0	—
Cash of acquired subsidiaries (sold)	—	—	—	—	(0.1)	—	(0.1)
Acquisition of property, plant and equipment	—	—	(28.0)	(28.0)	(642.7)	—	(670.7)
Acquisition of intangible assets	—	—	(3.3)	(3.3)	(234.4)	—	(237.7)
Proceed from disposal of assets	—	—	0.5	0.5	67.2	—	67.7
Cash received in relation to Maxfacil	—	—	—	—	35.0	—	35.0

Net cash (used in) provided by investing activities	(0.3)	237.2	(132.3)	104.9	(1,311.8)	303.7	(903.5)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans and debentures
Borrowings	—	—	119.6	119.6	2,355.6	—	2,475.2
Amortization	(30.3)	(118.9)	(206.7)	(325.6)	(1,770.7)	169.5	(1,957.1)
Payment of financial lease	—	—	—	—	(11.2)	—	(11.2)
Dividends paid	—	(334.9)	(12.6)	(347.5)	(479.7)	487.9	(339.3)
Capital contributions to subsidiaries	—	—	200.0	200.0	103.7	(303.7)	—
Reduction in minority interest	—	—	—	—	(11.4)	—	(11.4)
Sale of treasury shares to subsidiaries	—	7.0	—	7.0	—	(7.0)	—
Related companies	18.1	83.0	(1.1)	81.9	(18.0)	(84.6)	(2.6)

Net cash provided by (used in) financing activities	(12.2)	(363.8)	99.2	(264.6)	168.3	262.1	153.6

Effect of changes in exchange rates on cash and cash equivalents in foreign currency	—	—	—	—	(3.3)	—	(3.3)
Increase (decrease) in cash and cash equivalents	(1.1)	348.8	13.2	362.0	394.0	(0.0)	754.9
Cash and cash equivalents at the beginning of the year	1.3	58.9	49.0	107.9	1,778.3	0.0	1,887.5

Cash and cash equivalents at the end of the year	0.2	407.7	62.2	469.9	2,172.3		2,642.4

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

Consolidated Balance Sheets

as of December 31, 2009

(in millions of Reais)

ASSETS	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno -Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CURRENT ASSETS
Cash and cash equivalents	1.3	58.9	49.0	107.9	1,778.3	—	1,887.5
Financial investments	2.2	—	—	—	438.1	—	440.3
Trade accounts receivable	—	—	101.8	101.8	1,592.3	(75.9)	1,618.2
Inventories	—	—	89.9	89.9	852.3	—	942.2
Recoverable taxes	—	38.2	24.3	62.5	264.6	(6.9)	320.2
Dividends receivable	—	119.0	3.1	122.1	—	(122.1)	—
Other receivables	—	0.1	0.8	0.9	43.5	(9.1)	35.3
Prepaid expenses	—	—	1.8	1.8	24.2	—	26.0

Total current assets	3.5	216.2	270.7	486.9	4,993.3	(214.0)	5,269.7

NON-CURRENT ASSETS
Financial investments	—	—	—	—	7.2	—	7.2
Trade accounts receivable	—	—	—	—	86.4	—	86.4
Related companies	435.9	774.1	367.5	1,141.6	87.3	(1,657.2)	7.6
Deferred income and social contribution taxes	—	0.2	40.9	41.1	656.8	—	697.9
Recoverable taxes	—	17.2	15.0	32.2	21.0	—	53.2
Escrow deposits	—	0.2	2.7	2.9	305.6	—	308.5
Other receivables	—	—	—	—	1.5	—	1.5
Prepaid expenses	—	—	3.6	3.6	44.1	—	47.7

	435.9	791.7	429.7	1,221.4	1,209.9	(1,657.2)	1,210.0

Investments
Subsidiaries and affiliates	—	4,863.9	1,265.5	6,138.6	10.2	(6,136.4)	12.4
Others	—	—	0.4	0.4	1.9	—	2.3
Property, plant and equipment	—	—	395.6	395.6	3,389.1	(0.2)	3,784.5
Intangible assets	—	246.2	15.3	261.5	942.2	—	1,203.7

	—	5,110.1	1,676.8	6,796.1	4,343.4	(6,136.6)	5,002.9

Total non-current assets	435.9	5,901.8	2,106.5	8,017.5	5,553.3	(7,793.8)	6,212.9

TOTAL ASSETS	439.4	6,118.0	2,377.2	8,504.4	10,546.6	(8,007.8)	11,482.6

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

Consolidated Balance Sheets

as of December 31, 2009

(in millions of Reais)

LIABILITIES	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno -Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CURRENT LIABILITIES
Loans and debentures	—	1.4	143.9	145.3	1,021.7	(33.5)	1,133.5
Finance leases	—	—	—	—	10.7	—	10.7
Trade payables	—	10.0	61.5	71.5	886.1	(65.7)	891.9
Salaries and related charges	—	0.1	18.4	18.5	158.0	—	176.5
Taxes payable	—	1.4	0.5	1.9	119.6	—	121.5
Dividends payable	—	104.0	12.7	116.7	119.3	(122.1)	113.9
Income and social contribution taxes payable	—	—	—	—	19.0	—	19.0
Post-employment benefits	—	—	—	—	11.9	—	11.9
Provision for assets retirement obligation	—	—	—	—	3.8	—	3.8
Provision for contingencies	—	—	—	—	23.0	—	23.0
Other payables	—	0.9	0.5	1.4	61.7	(14.4)	48.7
Deferred revenues	—	—	—	—	11.8	—	11.8

Total current liabilities	—	117.8	237.5	355.3	2,446.6	(235.7)	2,566.2

NON-CURRENT
Financing and debentures	431.0	1,186.5	550.0	1,736.5	2,661.4	(1,511.0)	3,317.9
Finance leases	—	—	—	—	4.6	—	4.6
Related companies	—	—	5.6	5.6	118.6	(120.1)	4.1
Deferred income and social contribution taxes	—	—	0.3	0.3	13.2	—	13.5
Provision for contingencies	—	3.5	29.6	33.1	507.1	—	540.2
Post-employment benefits	—	—	—	—	90.0	—	90.0
Provision for assets retirement obligation	—	—	—	—	60.8	—	60.8
Other payables	—	—	1.0	1.0	33.7	—	34.7
Deferred revenues	—	—	—	—	5.3	—	5.3

Total non-current liabilities	431.0	1,190.0	586.5	1,776.5	3,494.7	(1,631.1)	4,071.1

SHAREHOLDERS’ EQUITY
Share capital	—	3,696.8	873.6	4,570.4	4,377.9	(5,251.5)	3,696.8
Capital reserve	—	4.5	—	4.5	44.2	(44.2)	4.5
Revaluation reserve	—	8.2	0.9	9.1	11.9	(12.8)	8.2
Profit reserves	8.4	1,177.0	687.9	1,864.9	139.5	(835.8)	1,177.0
Treasury shares	—	(123.7)	—	(123.7)	—	—	(123.7)
Additional dividends to the minimum mandatory dividends	—	56.8	—	56.8	—	—	56.8
Valuation adjustment	—	(4.1)	(3.9)	(4.1)	—	—	(4.1)
Cumulative translation adjustments	—	(5.3)	(5.3)	(5.3)	—	—	(5.3)
Non-controlling interests in subsidiaries	—	—	—	—	31.8	3.3	35.1

TOTAL SHAREHOLDERS’ EQUITY	8.4	4,810.2	1,553.2	6,372.6	4,605.3	(6,141.0)	4,845.3

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	439.4	6,118.0	2,377.2	8,504.4	10,546.6	(8,007.8)	11,482.6

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

Consolidated Statements of Income

for the year ended December 31, 2009

(in millions of Reais)

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno -Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
NET REVENUE FROM SALES AND SERVICES	—	—	670.4	670.4	35,980.8	(554.1)	36,097.1
Cost of products and services sold	—	—	(601.1)	(601.1)	(33,360.6)	518.1	(33,443.6)

GROSS INCOME	—	—	69.3	69.3	2,620.2	(36.0)	2,653.5

OPERATING (EXPENSES) REVENUES	—	(0.7)	(129.1)	(129.8)	(1,651.5)	47.8	(1,733.5)

Selling and marketing	—	—	(41.4)	(41.4)	(982.7)	3.8	(1,020.3)
General and administrative	—	(0.7)	(88.1)	(88.8)	(702.2)	39.6	(751.4)
Income from disposal of assets	—	—	(0.3)	(0.3)	19.2	—	18.9
Other operating income, net	—	—	0.7	0.7	14.2	4.4	19.3
OPERATING INCOME BEFORE FINANCIAL INCOME AND OTHER INCOME	—	(0.7)	(59.8)	(60.5)	968.7	11.8	920.0

Financial income	33.4	108.3	37.9	146.2	4.2	(7.6)	176.2
Financial expenses	(32.5)	(177.0)	(11.4)	(188.4)	(246.8)	—	(467.7)
Equity in income of affiliates	—	508.3	77.5	585.8	0.1	(585.7)	0.2

INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	0.9	438.9	44.2	483.1	726.2	(581.5)	628.7

INCOME TAX AND SOCIAL CONTRIBUTION	—	(1.8)	10.2	8.4	(196.4)	—	(188.0)

Current	—	(1.8)	(7.0)	(8.8)	(160.4)	(13.0)	(182.2)
Deferred charges	—	—	17.2	17.2	(43.6)	—	(26.4)
Tax incentives	—	—	—	—	7.6	13.0	20.6

NET INCOME (LOSS)	0.9	437.1	54.4	491.5	529.8	(581.5)	440.7
Income attributable to:
Owners of the parent	0.9	437.1	54.4	491.5	527.3	(582.6)	437.1
Non-controlling interests in subsidiaries	—	—	—	—	2.5	1.1	3.6

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

Consolidated Statements of Cash Flows

for the year ended December 31, 2009

(in millions of Reais)

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno -Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	0.9	437.1	54.4	491.5	529.8	(581.5)	440.7
Adjustments to reconcile net income to cash provided by operating activities:
Equity in income of subsidiaries and affiliates	—	(508.3)	(77.5)	(585.8)	(0.1)	585.7	(0.2)
Depreciation and amortization	—	—	43.5	43.5	485.8	—	529.3
PIS and COFINS credits on depreciation	—	—	2.0	2.0	8.2	—	10.2
Expense with tanks removed	—	—	—	—	(3.3)	—	(3.3)
Interest, monetary and exchange rate changes	5.0	93.0	(78.6)	14.4	83.7	7.6	110.7
Deferred income and social contribution taxes	—	—	(17.2)	(17.2)	43.6	—	26.4
Income from disposal of assets	—	—	0.3	0.3	(19.2)	—	(18.9)
Others	—	—	—	—	4.6	(3.0)	1.6
Dividends received from subsidiaries	—	257.3	102.1	359.4	0.6	(360.0)	—
(Increase) decrease in current assets:
Trade accounts receivables	—	—	16.5	16.5	96.5	(21.0)	92.0
Inventories	—	—	53.7	53.7	309.5	17.7	380.9
Recoverable taxes	—	(9.5)	15.8	6.3	45.7	—	52.0
Other receivables	—	0.9	2.7	3.6	66.1	—	69.7
Prepaid expenses	—	—	(1.3)	(1.3)	4.5	5.2	8.4
Increase (decrease) in current liabilities:
Trade payables	—	9.6	(21.1)	(11.5)	64.9	(6.0)	47.4
Salaries and related charges	—	—	(8.4)	(8.4)	5.7	—	(2.7)
Taxes payable	—	1.3	(0.7)	0.6	19.0	—	19.6
Income and social contribution taxes	—	—	—	—	1.3	—	1.3
Other payables	—	(0.4)	0.2	(0.2)	(3.2)	—	(3.4)
(Increase) decrease in long-term assets:
Trade accounts receivables	—	—	—	—	(23.4)	—	(23.4)
Recoverable taxes	—	(17.2)	1.6	(15.6)	7.1	—	(8.5)
Escrow deposits	—	—	(0.1)	(0.1)	(44.1)	—	(44.2)
Other receivables	—	—	—	—	1.8	—	1.8
Prepaid expenses	—	—	(1.3)	(1.3)	(9.6)	—	(10.9)
Increase (decrease) in long-term liabilities:
Provision for contingencies	—	(1.4)	8.7	7.3	53.4	—	60.7
Other payables	—	—	0.2	0.2	4.7	—	4.9

Net cash (used in) provided by operating activities	5.9	262.4	95.5	357.9	1,733.6	(355.3)	1,742.1

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

Consolidated Statements of Cash Flows

for the year ended December 31, 2009

(in millions of Reais)

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno -Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM INVESTING ACTIVITIES
Financial investments, net of redemptions	—	—	46.7	46.7	274.2	—	320.9
Disposal (acquisition) of investments, net	—	57.9	(210.0)	(152.1)	(1,355.8)	152.4	(1,355.5)
Cash of acquired subsidiaries	—	—	—	—	29.4	—	29.4
Acquisition of property, plant and equipment	—	—	(36.5)	(36.5)	(447.6)	—	(484.1)
Acquisition of intangible assets	—	—	(7.1)	(7.1)	(156.9)	—	(164.0)
Proceed from disposal of assets	—	—	0.6	0.6	43.7	—	44.3

Net cash (used in) provided by investing activities	—	57.9	(206.3)	(148.4)	(1,613.0)	152.4	(1,609.0)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans and debentures
Borrowings	—	1,174.5	298.1	1,472.6	1,417.2	—	2,889.8
Amortization	(34.3)	(1,344.4)	(119.5)	(1,463.9)	(648.1)	—	(2,146.3)
Payment of financial lease	—	—	—	—	(13.9)	—	(13.9)
Dividends paid	—	(237.6)	(19.8)	(257.4)	(345.5)	360.0	(242.9)
Sale of treasury shares to subsidiaries	—	5.2	—	5.2	—	(5.2)	—
Related companies	29.6	(638.0)	(55.4)	(693.4)	813.4	(151.9)	(2.3)

Net cash provided by (used in) financing activities	(4.7)	(1,040.3)	103.4	(936.9)	1,223.1	202.9	484.4

Effect of changes in exchange rates on cash and cash equivalents in foreign currency	—	—	—	—	(5.1)	—	(5.1)
Increase (decrease) in cash and cash equivalents	1.2	(720.0)	(7.4)	(727.4)	1,338.6	0.0	612.4
Cash and cash equivalents at the beginning of the year	0.1	778.9	56.4	835.3	439.7	—	1,275.1

Cash and cash equivalents at the end of the year	1.3	58.9	49.0	107.9	1,778.3	0.0	1,887.5

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

Consolidated Balance Sheets

as of January 01, 2009

(in millions of Reais)

ASSETS	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno - Wholly Owned Guarantor Subsidiary	Total Guarantors	Non -Guarantor Subsidiaries	Eliminations	Consolidated
CURRENT ASSETS
Cash and cash equivalents	0.1	778.9	56.4	835.3	439.7	—	1,275.1
Financial investments	2.2	—	5.0	5.0	858.4	—	865.6
Trade accounts receivable	—	—	118.3	118.3	1,436.5	(105.7)	1,449.1
Inventories	—	—	154.1	154.1	886.8	(7.2)	1,033.7
Recoverable taxes	—	28.8	40.0	68.8	243.1	—	311.9
Dividends receivable	—	98.3	—	98.3	2.1	(100.4)	—
Other receivable	—	0.9	3.6	4.5	108.5	(9.4)	103.6
Prepaid expenses	—	—	0.5	0.5	20.5	—	21.0

Total current assets	2.3	906.9	377.9	1,284.8	3,995.6	(222.7)	5,060.0

NON-CURRENT ASSETS
Financial investments	—	—	—	—	7.2	—	7.2
Trade accounts receivable	—	—	—	—	71.9	—	71.9
Related companies	585.1	77.0	28.3	105.3	342.6	(1,027.4)	5.6
Deferred income and social contribution taxes	—	0.2	25.4	25.6	527.0	—	552.6
Recoverable taxes	—	—	15.8	15.8	27.1	—	42.9
Escrow deposits	—	0.2	2.6	2.8	201.4	—	204.2
Other receivables	—	—	—	—	0.5	—	0.5
Prepaid expenses	—	—	2.4	2.4	30.5	—	32.9

	585.1	77.4	74.5	151.9	1,208.2	(1,027.4)	917.8

Investments
Subsidiaries and affiliates	—	4,703.5	1,094.3	5,795.7	11.0	(5,793.8)	12.9
Others	—	—	0.4	0.4	2.0	—	2.4
Property, plant and equipment	—	—	392.5	392.5	2,731.1	(0.4)	3,123.2
Intangible assets	—	246.2	11.5	257.7	527.7	(15.4)	770.0

	—	4,949.7	1,498.7	6,446.3	3,271.8	(5,809.6)	3,908.5

Total non-current assets	585.1	5,027.1	1,573.2	6,598.2	4,480.0	(6,837.0)	4,826.3

TOTAL ASSETS	587.4	5,934.0	1,951.1	7,883.0	8,475.6	(7,059.7)	9,886.3

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

Consolidated Balance Sheets

as of January 01, 2009

(in millions of Reais)

LIABILITIES	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno -Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CURRENT LIABILITIES
Loans and financing	—	1,203.8	104.4	1,308.2	399.7	—	1,707.9
Finance leases	—	—	—	—	12.6	—	12.6
Trade payables	—	0.4	82.6	83.0	627.0	(95.8)	614.2
Salaries and related charges	—	0.1	26.9	27.0	137.6	—	164.6
Taxes payable	—	0.1	1.2	1.3	84.5	—	85.8
Dividends payable	—	67.6	19.9	87.5	87.5	(100.4)	74.6
Income and social contribution taxes payable	—	—	—	—	17.4	—	17.4
Post-employment benefits	—	—	—	—	8.8	—	8.8
Provision for assets retirement obligation	—	—	—	—	2.6	—	2.6
Provision for contingencies	—	—	—	—	32.5	—	32.5
Other payables	—	1.4	0.3	1.7	22.1	(2.0)	21.8
Deferred revenues	—	—	—	—	1.6	—	1.6

Total current liabilities	—	1,273.4	235.3	1,508.7	1,433.9	(198.2)	2,744.4

NON-CURRENT LIABILITIES
Loans and financing	577.3	—	107.7	107.7	1,315.9	—	2,000.9
Finance leases	—	—	—	—	12.9	—	12.9
Related companies	—	1.8	62.1	63.9	975.7	(1,035.2)	4.4
Deferred income and social contribution taxes	—	—	1.9	1.9	31.0	—	32.9
Provision for contingencies	—	4.9	20.8	25.7	233.2	—	258.9
Post-employment benefits	—	—	—	—	77.7	—	77.7
Provision for assets retirement obligation	—	—	—	—	39.2	—	39.2
Other payables	—	—	0.8	0.8	17.7	—	18.5
Deferred revenues	—	—	—	—	4.5	—	4.5

Total non-current liabilities	577.3	6.7	193.3	200.0	2,707.8	(1,035.2)	2,449.9

SHAREHOLDERS’ EQUITY
Share capital	—	3,696.8	665.1	4,361.9	4,137.4	(4,802.5)	3,696.8
Capital reserve	—	2.9	—	2.9	55.5	(55.5)	2.9
Revaluation reserve	—	10.3	1.0	11.3	19.5	(20.5)	10.3
Profit reserves	—	1,078.9	874.4	1,953.3	54.4	(928.8)	1,078.9
Treasury shares	—	(127.3)	—	(127.3)	—	—	(127.3)
Retained earnings	10.1	(62.2)	(20.1)	(82.3)	32.3	(22.3)	(62.2)
Additional dividends to the minimum mandatory dividends	—	52.4	—	52.4	—		52.4
Valuation adjustment	—	(6.2)	(6.2)	(6.2)	—	—	(6.2)
Cumulative translation adjustments	—	8.3	8.3	8.3	—	—	8.3
Non-controlling interests in subsidiaries	—	—	—	—	34.8	3.3	38.1

TOTAL SHAREHOLDERS’ EQUITY	10.1	4,653.9	1,522.5	6,174.3	4,333.9	(5,826.3)	4,692.0

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	587.4	5,934.0	1,951.1	7,883.0	8,475.6	(7,059.7)	9,886.3