Form 20-F
period 2011-12-31
ULTRAPAR HOLDINGS INC
filed 2012-04-30
CIK 1094972

As filed with the Securities and Exchange Commission on April 30, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Common Shares, without par value (represented by, and

traded only in the form of, American Depositary Shares

(evidenced by American Depositary Receipts), with each

American Depositary Share representing one common share)

New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding shares of each class as of December 31, 2011.

Title of Class	Number of Shares Outstanding
Common Stock	544,383,996

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

INTRODUCTION

Ultrapar is a Brazilian company with almost 75 years of history, with leading positions in the markets in which it operates: fuel distribution through Ultragaz and Ipiranga, specialty chemicals production through Oxiteno and storage services for liquid bulk through Ultracargo. Ultragaz is the leader in LPG distribution in Brazil with a 23% market share in 2011 and one of the largest independent LPG distributors in the world in terms of volume sold. We deliver LPG to an estimated 11 million households using our own vehicle fleet and our network of approximately 4,400 independent retailers. Ipiranga is the second largest fuel distributor in Brazil, with a network of 6,086 service stations and a 21% market share in 2011. Oxiteno is one of the largest producers of ethylene oxide and its main derivatives in Latin America, a major producer of specialty chemicals and the sole producer of fatty-alcohols and related by-products in Latin America. Oxiteno has nine industrial units in Brazil, Mexico and Venezuela and commercial offices in the United States, Belgium, Colombia and Argentina. Ultracargo is the largest provider of storage for liquid bulk in Brazil, with seven terminals and a storage capacity of 664 thousand cubic meters as of December 31, 2011.

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

•

“ADSs” are to our American Depositary Shares, each representing (i) one common share, with respect to any period on or after August 17, 2011; or (ii) one non-voting preferred share, with respect to any period prior to August 17, 2011;

•	“AGT” are to AGT Armazéns Gerais e Transporte Ltda.;

•	“am/pm” are to Ipiranga’s convenience stores franchise network that operate under the brand am/pm, managed by am/pm Comestíveis Ltda. and Conveniência Ipiranga Norte Ltda.;

•	“ANFAVEA” are to Associação Nacional dos Fabricantes de Veículos Automotores, the Brazilian Association of Vehicle Producers;

•	“ANP” are to the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis, the Brazilian oil, natural gas and biofuels regulatory agency;

•	“Aqces” are to Aqces Logística Internacional Ltda.;

•	“BM&FBOVESPA” are to the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros, the São Paulo Stock Exchange;

•	“Braskem” are to Braskem S.A. and Quattor Participações S.A. (“Quattor”), acquired by Braskem in April, 2010;

•	“Brazilian Central Bank” or “Central Bank” are to the Banco Central do Brasil, the Brazilian central bank;

•

“Brazilian Corporate Law” are to Law No. 6,404 enacted in December 1976, as amended by Law No. 9,457 enacted in May 1997, by Law No. 10,303 enacted in October 2001, by Law No. 11,638 enacted in December 2007, by Law No. 11,941/09 enacted in May 2009, and by Law No. 12,431 enacted in June 2011;

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

•

“Conversion” are to the conversion of all preferred shares issued by the company into common shares, at a ratio of 1 (one) preferred share for 1 (one) common share, as approved at the extraordinary general shareholders’ meeting and the special preferred shareholders’ meeting, both held on June 28, 2011;

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

•

“New Ultra S.A. Shareholders’ Agreement” has the meaning given in “Item 4.A. Information on the Company — History and Development of the Company”, “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders” and “Item 10. Additional Information — Material Contracts”;

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

•	“Petrobras” are to Petrobras – Petróleo Brasileiro S.A.;

•	“Petrochemical Business” are to IQ, IPQ and IPQ’s stake in Copesul;

•	“Petrolog” are to Petrolog Serviços e Armazéns Gerais Ltda.;

•	“PFIC” are to Passive Foreign Investment Company;

•	“Real”, “Reais” or “R$” are to Brazilian Reais, the official currency of Brazil;

•	“Repsol” are to Repsol Gás Brasil S.A.;

•	“RPR” are to Refinaria de Petróleo Riograndense S.A. (formerly Refinaria de Petróleo Ipiranga S.A.), a company engaged in oil refining;

•	“SBP” are to Sociedade Brasileira de Participações Ltda., a company that was merged into IPP in August 2009;

•	“SEC” are to the U.S. Securities and Exchange Commission;

•	“Securities Act” are to the U.S. Securities Act of 1933, as amended;

•	“Serma” are to Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos, which is responsible for providing IT services to Ultrapar;

•	“Share Exchange” are to the exchanges of RPR’s, DPPI’s and CBPI’s preferred shares and any remaining common shares for Ultrapar’s preferred shares in connection with the acquisition of Ipiranga Group;

•	“Sindigás” are to the Brazilian Association of LPG Distributors;

•	“Sindicom” are to the Brazilian Association of Fuel Distributors;

•	“Southern Distribution Business” are to Ipiranga Group’s fuel and lubricant distribution businesses located in the South and Southeast regions of Brazil and their related activities;

•	“STF” are to Supremo Tribunal Federal, the Brazilian Supreme Federal Court;

•	“Texaco” are to the Texaco-branded fuels marketing business in Brazil, previously carried-out by CBL and Galena;

•	“Tequimar” are to Terminal Químico de Aratu S.A., Ultrapar’s subsidiary that operates in the liquid bulk storage segment;

•	“Tropical” are to Tropical Transportes Ipiranga Ltda.;

•	“TRR” are to Retail Wholesale Resellers, specialized resellers in the fuel distribution;

•

“Ultra S.A.” are to Ultra S.A. Participações, a holding company owned by members of the founding family and senior management of Ultrapar.,Ultra S.A. is the largest shareholder of Ultrapar, holding 24% of its total capital stock. Prior to the Conversion, Ultra S.A. owned 66% of the voting capital of Ultrapar;

•	“Ultracargo” are to Ultracargo Operações Logísticas e Participações Ltda., our wholly owned subsidiary and its subsidiaries that provide storage, handling and logistics services for liquid bulk cargo;

•	“Ultragaz” are to Ultrapar’s subsidiaries that operate in the distribution of LPG;

•	“União Terminais” are to União Terminais e Armazéns Gerais Ltda., a company that was merged into Tequimar in December 2008;

•	“União/Vopak” are to União/Vopak Armazéns Gerais Ltda., a company in which União Terminais had a 50% stake;

•	“Unipar” are to União das Indústrias Petroquímicas S.A.;

•	“U.S. Holder” has the meaning given in “Item 10. Additional Information – E. Taxation – Material U.S. Federal Income Tax Considerations”; and

•	“US$”, “dollars” or “U.S. dollars” are to the United States dollar.

Unless otherwise specified, data related to (i) the Brazilian petrochemical industry included in this annual report were obtained from ABIQUIM, (ii) the LPG business were obtained from Sindigás and ANP, (iii) the fuel distribution business were obtained from Sindicom and ANP, and (iv) the liquid bulk storage industry were obtained from ABTL.

PRESENTATION OF FINANCIAL INFORMATION

Our audited consolidated financial statements included herein were prepared in accordance with IFRS and include our consolidated balance sheets as of December 31, 2011 and 2010, and statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2011, 2010 and 2009, as well as notes thereto. We have not included our consolidated balance sheets for the year ended December 31, 2009 in the audited consolidated financial statements.

The company first adopted IFRS for the consolidated financial statements for the year ended December 31, 2010. The transition date chosen by the company for the application of IFRS was January 1, 2009, the date on which the company prepared its opening balance sheet in accordance with IFRS. As permitted by the applicable rules to first-time adopters of IFRS, we have not included in the selected financial data in this annual report our consolidated balance sheets and statements of income as of and for the years ended December 31, 2008 and 2007. The financial information presented in this annual report should be read in conjunction with our consolidated financial statements.

In August 2008, Ultrapar executed a sale and purchase agreement for the acquisition of Texaco’s fuel distribution business in Brazil, which was closed on March 31, 2009. The results of operations of the businesses acquired were consolidated into Ultrapar’s financial statements as from April 1, 2009. Ultrapar’s financial statements as of and for the periods prior to April 1, 2009 do not reflect any financial information of the acquired businesses. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Texaco.”

On April 20, 2012 the exchange rate for Reais into U.S. dollars was R$1.879 to US$1.00, based on the commercial selling rate as reported by the Central Bank. The commercial selling rate was R$1.876 to US$1.00 on December 31, 2011, and R$1.666 to US$1.00 on December 31, 2010. The Real/dollar exchange rate fluctuates widely, and the current commercial selling rate may not be indicative of future exchange rates. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates” for information regarding exchange rates for the Brazilian currency. Solely for the convenience of the reader, we have translated some amounts included in “Item 3.A. Key Information — Selected Consolidated Financial Information” and elsewhere in this annual report from Reais into U.S. dollars using the commercial selling rate as reported by the Central Bank at December 31, 2011 of R$1.876 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. Such translations should not be construed as representations that the Real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

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

A. Selected Consolidated Financial Data

We have selected the following consolidated financial data from our audited consolidated financial statements, for the periods indicated. You should read our selected consolidated financial data in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included in this annual report. Our consolidated financial statements are prepared in Reais in accordance with IFRS. The consolidated balance sheet information as of December 31, 2011 and 2010, and the consolidated statements of income, statements of comprehensive income, cash flows and changes in shareholders’ equity for the years ended December 31, 2011, 2010 and 2009 are derived from our audited consolidated financial statements included in this annual report. The following table presents our selected financial information in accordance with IFRS at the dates and for each of the periods indicated.

	Year Ended December 31,
	IFRS
	2011(1)	2011	2010	2009
	(in millions, except per share data)
Income Statements:	US$	R$	R$	R$
Net revenue from sales and services	25,941.6	48,661.3	42,481.7	36,097.1
Cost of products and services sold	(24,064.2)	(45,139.6)	(39,322.9)	(33,443.6)

Gross income	1,877.4	3,521.7	3,158.8	2,653.5
Operating revenues (expenses)
Selling and marketing	(719.6)	(1,349.9)	(1,164.4)	(1,020.3)
General and administrative	(422.9)	(793.2)	(759.7)	(751.4)
Income from disposal of assets	11.4	21.4	79.0	18.9
Other operating income, net	27.7	52.0	10.8	19.3
Operating income	774.0	1,452.0	1,324.5	920.0
Financial revenues	171.9	322.4	267.0	176.2
Financial expenses	(329.9)	(618.9)	(531.1)	(467.7)
Equity in income of subsidiaries and affiliates	0.1	0.2	—	0.2

Income before income and social contribution taxes	616.1	1,155.7	1,060.4	628.8
Income and social contribution taxes
Current	(129.7)	(243.2)	(191.2)	(182.2)
Deferred charges	(45.8)	(85.9)	(134.7)	(26.4)
Taxes incentives — ADENE	15.0	28.2	30.7	20.6

	(160.5)	(300.9)	(295.2)	(188.0)

Net income	455.6	854.8	765.2	440.7
Income attributable to:

Shareholders of the company	452.4	848.8	765.3	437.1

Non-controlling interests in subsidiaries	3.2	6.0	(0.1)	3.6

Earnings per share(2)	0.85	1.59	1.43	0.82

Dividends per common shares(3)	0.52	0.98	0.80	0.52

Dividends per preferred shares(3)	0.52	0.98	0.80	0.52

Other financial data
Cash flows from operating activities(4)	911.7	1,710.1	1,508.2	1,742.1
Cash flows from investing activities(4)	(777.2)	(1,457.9)	(903.6)	(1,609.0)
Cash flows from financing activities(4)	(588.8)	(1,104.4)	153.6	484.5
Depreciation and amortization(5)	309.2	580.1	530.8	529.3
Adjusted EBITDA(6)	1,071.9	2,010.7	1,776.3	1,430.4
Net cash (debt)(7)	(1,481.7)	(2,779.3)	(2,175.7)	(2,131.8)
Number of common shares (in thousands)(8)	544,384.0	544,384.0	197,719.6	197,719.6
Number of preferred shares (in thousands)(8)	—	—	346,664.4	346,664.4

(1)	The figures in Reais for December 31, 2011 have been converted into dollars using the exchange rate of US$1.00 = R$1.876, which is the commercial rate reported by the Central Bank on this date. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this annual report as a statement that the amounts in Reais currently represent such values in U.S. dollars. Additionally, you should not interpret such conversions as statements that the amounts in Reais have been, could have been or could be converted into U.S. dollars at this or any other foreign exchange rates. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates.”

(2)	Net earnings per share are calculated based on the net income attributable to Ultrapar’s shareholders and the weighted average shares outstanding during each of the periods presented. Net earnings per share have been retroactively adjusted for the 1:4 stock split approved in the extraordinary general shareholders’ meeting held on February 10, 2011 described under “Item 4.A. Information on the Company — History and Development of the Company.”
(3)	See “Item 8.A. Financial Information — Consolidated Statements and Other Financial Information — Dividend and Distribution Policy” for information regarding declaration and payment of dividends. Dividends per share were retroactively adjusted for the 1:4 stock split approved in the extraordinary general shareholders’ meeting held on February 10, 2011 described under “Item 4.A. Information on the Company — History and Development of the Company.”
(4)	Cash flow information has been derived from our consolidated financial statements prepared in accordance with IFRS. See our consolidated financial statements.
(5)	Represents depreciation and amortization expenses included in cost of products and services sold and in selling, general and administrative expenses.
(6)	The purpose of including adjusted EBITDA information is to provide a measure used by the management for internal assessment of our operating results. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. Adjusted EBITDA is equal to net income before equity in income of affiliates, income and social contribution taxes, loss (income) from disposal of assets, net financial expense (revenue) and depreciation and amortization. Our definition of adjusted EBITDA may differ from, and, therefore, may not be comparable with similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. In managing our business we rely on adjusted EBITDA as a means for assessing our operating performance and a portion of our employee profit sharing plan is linked to adjusted EBITDA performance. Because adjusted EBITDA excludes equity in income of affiliates, income and social contribution taxes, loss (income) from disposal of assets, net financial expense (revenue), and depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or effective tax rates, or levels of other income, depreciation and amortization. Accordingly, we believe that this type of measurement is useful for comparing general operating performance from period to period and making certain related management decisions. We also calculate adjusted EBITDA in connection with covenants related to some of our financing. We believe that adjusted EBITDA enhances the understanding of our financial performance and our ability to satisfy principal and interest obligations with respect to our indebtedness as well as to fund capital expenditures and working capital requirements. Adjusted EBITDA is not a measure of financial performance under IFRS. Adjusted EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. Adjusted EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation or capital expenditures and associated charges. The tables below provide a reconciliation of our net income to our adjusted EBITDA, of our operating income to our adjusted EBITDA and of the operating income of Ultragaz, Ipiranga, Oxiteno and Ultracargo and their respective adjusted EBITDA for the years ended December 31, 2011, 2010 and 2009:

	Ultrapar
	Reconciliation of net income to adjusted EBITDA
	Year ended December 31
	IFRS
	2011	2010	2009
	(in millions of Reais)
Net income for the year	854.8	765.2	440.7
Equity in income of affiliates	(0.2)	(0.0)	(0.2)
Income and social contribution taxes	300.9	295.2	188.0
Loss (income) from disposal of assets	(21.4)	(79.0)	(18.9)
Net financial expense (revenue)	296.5	264.1	291.5
Depreciation and amortization	580.1	530.8	529.3

Adjusted EBITDA	2,010.7	1,776.3	1,430.4

	Ultrapar
	Reconciliation of operating income to adjusted EBITDA
	Year ended December 31
	IFRS
	2011	2010	2009
	(in millions of Reais)
Operating income	1,452.0	1,324.5	920.0
Depreciation and amortization	580.1	530.8	529.3
Loss (income) from disposal of assets	(21.4)	(79.0)	(18.9)

Adjusted EBITDA	2,010.7	1,776.3	1,430.4

	Ultragaz
	Reconciliation of operating income to adjusted EBITDA
	Year ended December 31
	IFRS
	2011	2010	2009
	(in millions of Reais)
Operating income	162.7	181.2	171.3
Depreciation and amortization	117.5	118.8	113.6
Loss (income) from disposal of assets	1.7	7.4	(3.8)

Adjusted EBITDA	281.9	307.4	281.2

	Oxiteno
	Reconciliation of operating income to adjusted EBITDA
	Year ended December 31
	IFRS
	2011	2010	2009
	(in millions of Reais)
Operating income	154.8	114.1	68.5
Depreciation and amortization	106.3	104.1	102.6
Loss (income) from disposal of assets	(0.1)	22.9	(0.4)

Adjusted EBITDA	261.0	241.2	170.7

	Ultracargo
	Reconciliation of operating income to adjusted EBITDA
	Year ended December 31
	IFRS
	2011	2010	2009
	(in millions of Reais)
Operating income	88.9	115.8	58.2
Depreciation and amortization	29.3	28.9	52.8
Loss (income) from disposal of assets	(0.1)	(33.2)	(6.6)

Adjusted EBITDA	118.1	111.5	104.5

	Ipiranga
	Reconciliation of operating income to adjusted EBITDA
	Year ended December 31
	IFRS
	2011	2010	2009
	(in millions of Reais)
Operating income	1,037.1	879.5	586.6
Depreciation and amortization	316.2	269.1	251.4
Loss (income) from disposal of assets	(22.9)	(75.2)	(8.0)

Adjusted EBITDA	1,330.4	1,073.4	829.9

The reconciliation of adjusted EBITDA to cash flows from operating activities for the years ending December 31, 2011, 2010 and 2009 is presented in the table below.

	2011	2010	2009
	(in millions of reais)
Net income for the year	854.8	765.2	440.7
Adjustments to reconcile net income to adjusted EBITDA:
Equity in income of subsidiaries and affiliates	(0.2)	(0.0)	(0.2)
Depreciation and amortization	580.1	530.8	529.3
Income from disposal of assets	(21.4)	(79.0)	(18.9)
Net financial expense (revenue)	296.5	264.1	291.5
Income and social contribution taxes	300.9	295.2	188.0

Adjusted EBITDA	2,010.7	1,776.3	1,430.4

Adjustments to reconcile adjusted EBITDA to cash provided by operating activities:
Financial result that affected the cash flow from operating activities	439.5	150.5	(180.8)
Current income and social contribution taxes	(243.2)	(191.2)	(182.2)
Tax incentives (income and social contribution taxes)	28.2	30.7	20.6
PIS and COFINS credits on depreciation	10.2	9.6	10.2
Expense with tanks removed	(3.0)	(5.8)	(3.3)
Others	2.6	1.0	1.6
(Increase) decrease in current assets
Trade accounts receivable	(303.1)	(94.7)	92.0
Inventories	(164.3)	(131.3)	380.9
Recoverable taxes	(115.1)	(34.3)	52.0
Other receivables	(1.6)	16.9	69.7
Prepaid expenses	(5.0)	(8.3)	8.4
Increase (decrease) in current liabilities
Trade payables	155.6	21.1	47.4
Salaries and related charges	38.6	54.4	(2.7)
Taxes payable	(48.3)	36.5	19.6
Income and social contribution taxes	93.3	94.8	42.6
Other payables	36.4	(1.1)	(3.4)
(Increase) decrease in non-current assets
Trade accounts receivable	(21.0)	(11.2)	(23.4)
Recoverable taxes	(26.4)	(1.0)	(8.5)
Escrow deposits	(88.6)	(72.3)	(44.2)
Other receivables	(0.6)	0.8	1.8
Prepaid expenses	(28.6)	6.7	(10.9)
Increase (decrease) in non-current liabilities
Provision for contingencies	41.7	(107.3)	60.7
Other payables	33.9	27.8	4.9
Income and social contribution taxes paid	(131.5)	(60.5)	(41.3)

Net cash provided by operating activities	1,710.1	1,508.2	1,742.1

(7)	Net cash (debt) is included in this document in order to provide the reader with information relating to our overall indebtedness and financial position. Net cash (debt) is not a measure of financial performance or liquidity under IFRS. In managing our businesses we rely on net cash (debt) as a means of assessing our financial condition. We believe that this type of measurement is useful for comparing our financial condition from period to period and making related management decisions. Net cash (debt) is also used in connection with covenants related to some of our financings. The table below provides a reconciliation of our consolidated balance sheet data to the net cash (debt) positions shown in the table, as of December 31, 2011, 2010 and 2009:

	Ultrapar
	Reconciliation of cash and cash equivalents to net cash (debt)
	Year ended December 31
	IFRS
	2011	2010	2009
	(in millions of Reais)
Cash and cash equivalents	1,791.0	2,642.4	1,887.5
Current financial investments	916.9	558.2	440.3
Non-current financial investments	74.4	19.8	7.2
Current loans and finance lease	(1,302.5)	(817.8)	(1,142.8)
Current debentures	(1,002.5)	(2.7)	(1.4)
Non-current loans and finance lease	(3,237.5)	(3,382.1)	(2,136.0)
Non-current debentures	(19.1)	(1,193.4)	(1,186.5)

Net cash (debt) position	(2,779.3)	(2,175.7)	(2,131.8)

(8)	The number of shares corresponds to the totality of shares issued by the company, including those held in treasury. The number of shares for all periods presented was retroactively adjusted for the 1:4 stock split approved in the extraordinary general shareholders’ meeting held on February 10, 2011 described under “Item 4.A. Information on the Company — History and Development of the Company.”

	Year Ended December 31,
	IFRS
	2011(1)	2011	2010	2009
Consolidated Balance Sheet Data:	US$	R$	R$	R$
Current assets
Cash and cash equivalents	954.8	1,791.0	2,642.4	1,887.5
Financial investments	488.8	916.9	558.2	440.3
Trade accounts receivable	1,080.3	2,026.4	1,715.7	1,618.3
Inventories	698.4	1,310.1	1,133.5	942.2
Recoverable Taxes	250.8	470.5	354.3	320.2
Other receivables	10.8	20.3	18.1	35.3
Prepaid expenses	21.4	40.2	35.1	26.0

Total current assets	3,505.3	6,575.5	6,457.5	5,269.7

Non-current assets
Financial investments	39.7	74.4	19.8	7.2
Trade accounts receivable	62.8	117.7	96.7	86.4
Related companies	5.4	10.1	10.1	7.6
Deferred income and social contribution taxes	272.0	510.1	564.4	697.9
Recoverable taxes	43.4	81.4	54.8	53.2
Escrow deposits	250.2	469.4	380.7	308.5
Other receivables	0.7	1.3	0.7	1.5
Prepaid expenses	36.9	69.2	40.6	47.7

	711.1	1,333.7	1,167.8	1,210.0

Investments
Affiliates	6.7	12.6	12.5	12.5
Others	1.5	2.8	2.8	2.3
Property, plants and equipment	2,281.1	4,278.9	4,003.7	3,784.5
Intangible assets	820.5	1,539.2	1,345.6	1,203.7

	3,109.8	5,833.5	5,364.6	5,002.9

Total non-current assets	3,820.9	7,167.2	6,532.4	6,212.9

TOTAL ASSETS	7,326.2	13,742.7	12,989.8	11,482.6

	Year Ended December 31,
	IFRS
	2011(1)	2011	2010	2009
Consolidated Balance Sheet Data:	US$	R$	R$	R$
Current liabilities
Loans	693.2	1,300.3	813.5	1,132.1
Debentures	534.4	1,002.5	2.7	1.4
Finance leases	1.2	2.2	4.3	10.7
Trade payables	573.1	1,075.1	941.2	891.9
Salaries and related charges	143.1	268.3	228.2	176.5
Taxes payable	58.5	109.7	157.9	121.5
Dividends payable	87.3	163.8	192.5	113.9
Income and social contribution taxes payable	20.6	38.6	76.8	19.0
Post-employment benefits	7.1	13.3	11.3	12.0
Provision for assets retirement obligation	3.9	7.3	5.6	3.8
Provision for contingencies	22.0	41.3	39.6	23.0
Other payables	29.5	55.6	29.7	48.7
Deferred revenues	10.5	19.7	14.6	11.8

Total current liabilities	2,184.4	4,097.8	2,517.9	2,566.2

Non-current liabilities
Loans	1,703.9	3,196.1	3,380.9	2,131.4
Debentures	10.2	19.1	1,193.4	1,186.5
Finance leases	22.1	41.4	1.3	4.6
Related companies	2.1	4.0	4.0	4.1
Deferred income and social contribution taxes	20.2	38.0	26.7	13.5
Provision for contingencies	273.4	512.8	470.5	540.2
Post-employment benefits	51.6	96.8	93.2	90.1
Provision for assets retirement obligation	32.1	60.3	58.3	60.8
Other payables	48.1	90.6	62.2	34.7
Deferred revenues	4.7	8.7	5.9	5.3

Total non-current liabilities	2,168.4	4,067.7	5,296.3	4,071.2

TOTAL LIABILITIES	4,352.8	8,165.5	7,814.3	6,637.4

Shareholders’ equity
Share capital	1,970.8	3,696.8	3,696.8	3,696.8
Capital reserve	5.2	9.8	7.7	4.5
Revaluation reserve	3.8	7.1	7.6	8.2
Profit reserve	979.7	1,837.7	1,513.9	1,177.0
Treasury shares	(63.0)	(118.2)	(120.0)	(123.7)
Additional dividends to the minimum mandatory dividends	65.2	122.2	68.3	56.9
Valuation adjustment	(2.4)	(4.4)	(2.4)	(4.1)
Cumulative translation adjustments	0.1	0.2	(18.6)	(5.3)
Shareholders’ equity attributable to owners of the parent	2,959.4	5,551.1	5,153.3	4,810.1

Non-controlling interest in subsidiaries	14.0	26.2	22.3	35.1

TOTAL SHAREHOLDERS’ EQUITY	2,973.4	5,577.2	5,175.5	4,845.3

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,326.2	13,742.7	12,989.8	11,482.6

(1)	The figures in Reais for December 31, 2011 have been converted into dollars using the exchange rate of US$1.00 = R$1.876, which is the commercial rate reported by the Central Bank on this date. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this annual report as a statement that the amounts in Reais currently represent such values in U.S. dollars. Additionally, you should not interpret such conversions as statements that the amounts in Reais have been, could have been or could be converted into U.S. dollars at this or any other foreign exchange rates. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates.”

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

From 2003 to 2007, the Real appreciated 39% against the U.S. dollar. In 2008, the worsening of the global financial crisis from mid-September onwards led to a sharp reduction in the flow of capital to Brazil that resulted in a 32% Real devaluation, reversing the Real appreciation trend in place since 2003. However, in 2009, the quick rebound of the Brazilian economy has driven the inflow of foreign investments in the country, thus contributing to a 25% appreciation of the Real against the U.S. dollar in 2009 – the highest appreciation in the decade. In 2010, the effects of the strong economic growth in Brazil, together with the public offering of shares of Petrobras in the third quarter, resulted in a record of foreign investments inflow to Brazil, contributing to a 4% appreciation of the Real against the U.S. dollar. In 2011, the unstable international economic environment, especially in the second half of the year as a result of the effects of the European crisis, contributed to a 13% depreciation of the Real against the U.S. dollar for the year, reversing the appreciation trend in the first half of the year. From January 1, 2012 to April 20, 2012 the Real depreciated 0.1% against the U.S. dollar in the period.

It is not possible to predict whether the Real will remain at its present level and what impact the Brazilian government’s exchange rate policies may have on us.

On April 20, 2012, the exchange rate for Reais into U.S. dollars was R$1.879 to US$1.00, based on the commercial selling rate as reported by the Central Bank. The following table sets forth information on prevailing commercial foreign exchange selling rates for the periods indicated, as published by the Central Bank on its electronic information system, SISBACEN, using PTAX 800, Option 5.

	Exchange rates of nominal Reais per US$1.00
	High	Low	Average		Period- Ended
Year Ended
December 31, 2007	2.156	1.733	1.930	(1)	1.771
December 31, 2008	2.500	1.559	1.833	(1)	2.337
December 31, 2009	2.422	1.702	1.990	(1)	1.741
December 31, 2010	1.881	1.655	1.759	(1)	1.666
December 31, 2011	1.902	1.535	1.671	(1)	1.876
Month Ended
January 31, 2012	1.868	1.739	1.804	(2)	1.739
February 29, 2012	1.738	1.702	1.720	(2)	1.709
March 31, 2012	1.833	1.715	1.774	(2)	1.822
April 30, 2012 (through April 20)	1.887	1.826	1.856	(2)	1.879

(1)	Average of the foreign exchange rates on the last day of each month in the period.
(2)	Average of the high and low foreign exchange rates for each month.

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

Risks Relating to Ultrapar and Its Industries

Petrobras is the main supplier of LPG and oil-based fuels in Brazil. Fuel distributors in Brazil, including Ipiranga, have formal contracts with Petrobras for the supply of oil-based fuels. Ultragaz has a formal contract with Petrobras for the supply of LPG. Any interruption in the supply of LPG or oil-based fuels from Petrobras would immediately affect Ultragaz or Ipiranga’s ability to provide LPG and oil-based fuels to their customers.

Prior to 1995, Petrobras held a constitutional monopoly for the production and importation of petroleum products in Brazil. Although this monopoly was removed from the Brazilian constitution, Petrobras effectively remains the main provider of LPG and oil-based fuels in Brazil. Currently, Ultragaz and all other LPG distributors in Brazil purchase all or nearly all LPG from Petrobras. Ultragaz’s net sales and services represented 8% of our consolidated net sales and services for the year ended December 31, 2011. The procedures for ordering and purchasing LPG from Petrobras are generally common to all LPG distributors — including Ultragaz. For more details, see “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Supply of LPG.”

With respect to fuel distribution, Petrobras also supplied nearly all of Ipiranga and other distributors’ oil-based fuel requirements in 2011. Petrobras’ supply to Ipiranga is governed by an annual contract, under which the supply volume is established based on the volume purchased in the previous year. Ipiranga’s net sales and services represented 87% of our consolidated net sales and services for the year ended December 31, 2011.

The last significant interruption in the supply of oil derivatives by Petrobras to LPG and fuel distributors occurred during the 1995 strike by Petrobras employees. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Industry and Regulatory Overview” and “Item 4.B. Information on the Company — Business Overview — Fuel Distribution — Industry and Regulatory Overview.”

Significant interruptions of LPG and oil-based fuel supply from Petrobras may occur in the future. Any interruption in the supply of LPG or oil-based fuels from Petrobras would immediately affect Ultragaz or Ipiranga’s respective ability to provide LPG or oil-based fuels to its customers. If we are not able to obtain an adequate supply of LPG or oil-based fuels from Petrobras under acceptable terms, we may seek to meet our demands through LPG or oil-based fuels purchased on the international market. The average cost of LPG and oil based fuels imported from the international markets in 2011 was higher than the price we obtained through Petrobras. As a result, any such interruption could increase our purchase costs and, consequently, adversely affect our operating margins.

Intense competition in the LPG and in the Brazilian fuel distribution market may affect our operating margins.

The Brazilian LPG market is very competitive in all segments — residential, commercial and industrial. Petrobras, our supplier of LPG, and other major companies participate in the Brazilian LPG distribution market. Intense competition in the LPG distribution market could lead to lower sales volumes and increased marketing expenses which may have a material adverse effect on our operating margins. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Industry and Regulatory Overview — The role of Petrobras” and “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Competition.”

The Brazilian fuel distribution market is highly competitive in both retail and wholesale segments. Petrobras, our supplier of oil-derivative products, and other major companies with greater resources than ours participate in the Brazilian fuel distribution market. Intense competition in the fuel distribution market could lead to lower sales volumes and increased marketing expenses which may have a material adverse effect on our operating margins. See “Item 4.B. Information on the Company — Business Overview — Fuel Distribution — Industry and Regulatory Overview — The role of Petrobras” and “Item 4.B. Information on the Company — Business Overview — Fuel Distribution — Ipiranga — Competition.” In addition, a number of small local and regional distributors entered the Brazilian fuel distribution market in the late 90s, after the market was deregulated, which further increased competition in such market.

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

All second generation petrochemical producers in Brazil that use ethylene as their key raw material, including Oxiteno, our subsidiary involved in the production and sale of chemical and petrochemical products, purchase ethylene from Brazilian suppliers. Approximately 3% of our net sales are derived from the sale of chemical products that require ethylene. Oxiteno purchases ethylene from two of Brazil’s three naphtha crackers units, which are the sole sources of ethylene in Brazil. Pursuant to long-term contracts, Braskem supplies all of our ethylene requirements at our plants located at Camaçari and at Mauá. For more detailed information about these contracts see “Item 5.F. Operating and Financial Review and Prospects — Tabular Disclosure of Contractual Obligations.” Given its characteristics, ethylene is difficult and expensive to store and transport, and cannot be easily imported to Brazil. Therefore, Oxiteno is almost totally dependent on ethylene produced at Braskem for its supply. For the year ended December 31, 2011, Brazilian ethylene imports totaled 9 tons, representing less than 0.01% of Brazil’s installed capacity.

Due to ethylene’s chemical characteristics, Oxiteno does not store any quantity of ethylene, and reductions in supply from Braskem would have an immediate impact on our production and results of operations. In August 2011, we concluded the expansion of the ethylene oxide unit in Camaçari, adding 90 thousand tons per year to its production capacity. We have agreed with Braskem on an additional ethylene supply, which commenced after this expansion was completed. See “Item 4.A. Information on the Company — History and Development of the Company — Investments.” If we further expand our production capacity, there is no assurance that we will be able to obtain additional ethylene from Braskem. In addition, Petrobras is the principal supplier of naphtha to crackers in Brazil, and any interruption in the supply of naphtha from Petrobras to the crackers could adversely impact their ability to supply ethylene to Oxiteno.

The price of palm kernel oil, one of Oxiteno’s main raw materials, is subject to fluctuations in international markets.

Palm kernel oil is one of Oxiteno’s main raw materials, used to produce fatty alcohols and its by-products in the oleochemical unit. Oxiteno imports the palm kernel oil from the main producing countries, especially Malaysia and Indonesia. Palm kernel oil is a vegetable oil, also commonly used by the food industry. Consequently, palm kernel oil prices are subject to the effects of environmental and climatic variations that affect the palm plantations, fluctuations of harvest periods, the economic environment in major producing countries and fluctuations in the demand for its use in the food industry. A significant increase in palm kernel oil could increase our costs, which could have a material adverse effect on Oxiteno’s results of operations.

New natural gas reserves, primarily in North America, may reduce the global prices of natural gas-based ethylene, which could affect Oxiteno’s competitiveness with imported petrochemical products.

The ethylene used in the chemical and petrochemical industries can be obtained either from ethane, which is derived from natural gas, or naphtha, which is derived from oil. During the last few years, naphtha-based ethylene has been increasingly more expensive than natural gas-based ethylene, as oil prices have been higher than those of natural gas. The discovery of new shale gas reserves in North America and improvements in the technology to extract natural gas from shale gas have intensified the difference between naphtha- and natural gas-based ethylene prices. Most of the ethylene produced in Brazil is derived from naphtha. As Oxiteno competes in the Brazilian market largely with imported products, lowering feedstock costs of international players could affect the competitiveness of Oxiteno, which could materially affect our results.

The Brazilian petrochemical industry is influenced by the performance of the international petrochemical industry and its cyclical behavior.

The international petrochemical market is cyclical by nature, with alternating periods typically characterized by tight supply, increased prices and high margins, or by overcapacity, declining prices and low margins. The decrease in Brazilian import tariffs on petrochemical products, the increase in demand for such products in Brazil, and the ongoing integration of regional and world markets for commodities have contributed to the increasing integration of the Brazilian petrochemical industry into the international petrochemical marketplace. As a consequence, events affecting the petrochemical industry worldwide could have a material adverse effect on our business, financial condition and results of operations.

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

Final prices paid by importers of petrochemical products include import tariffs. Consequently, import tariffs imposed by the Brazilian government affect the prices we can charge for our products. The Brazilian government’s negotiation of commercial and other intergovernmental agreements may result in reductions in the Brazilian import tariffs on petrochemical products, which generally range between 12% and 14%, and may reduce the competitiveness of Oxiteno’s products vis-à-vis imported petrochemical products. Additionally, Oxiteno’s competitiveness may also be reduced in case of higher import tariffs imposed by countries to which the company exports its products.

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

In 2007, a new legislation entitled REACH (Registration Evaluation Authorization of Chemicals) was established by the European Union, focusing on controlling the production, imports and utilization of chemical products in the region. According to REACH, all the chemical products sold in the European Economic Area (“EEA”) must be registered, through the submission of information regarding properties, uses and safety of each product that will be analyzed by the European Regulatory Agency. In 2011, 2% of the volume sold by Oxiteno was exported to this region. Oxiteno is in compliance with the current legislative requirements for the products it currently exports in the EEA. As REACH is now an established regulation and has been well accepted by multilateral trade organizations, such as the World Trade Organization, it is possible that other countries may adopt similar procedures in the future. We cannot guarantee the effect that amendments to this new legislation could have on any product we export to the EEA, or whether similar legislation will come into force in other regions.

Changes in these laws and regulations, or changes in their enforcement, could adversely affect us by increasing our cost of compliance or operations. In addition, new laws or additional regulations, or more stringent interpretations of existing laws and regulations, could require us to spend additional funds on related matters in order to stay in compliance, thus increasing our costs and having an adverse effect on our results. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Industry and Regulatory Overview — Environmental, health and safety standards”, “Item 4.B. Information on the Company — Business Overview — Fuel Distribution — Industry and Regulatory Overview — Environmental, health and safety standards” and “Item 4.B. Information on the Company — Business Overview — Petrochemicals and Chemicals — Industry and Regulatory Overview — Environmental, health and safety standards.”

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

We are entitled to federal tax benefits providing for income tax exemption or reduction for our activities in the northeast region of Brazil. These benefits have defined terms and may be cancelled or suspended at any time if we distribute to our shareholders the amount of income tax that was not paid as a consequence of tax benefits or if the relevant tax authorities decide to suspend or cancel our benefits. As a result, we may become liable for the payment of related taxes at the full tax rates. If we are not able to renew such benefits, or if we are only able to renew them under terms that are substantially less favorable than expected, our results of operations may be adversely affected. Income tax exemptions amounted to R$28.2 million and R$30.7 million, respectively, for the years ended December 31, 2011 and 2010. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Income tax exemption status,” “Item 4.B. Information on the Company — Business Overview — Petrochemicals and Chemicals — Oxiteno — Income tax exemption status” and “Item 4.B. Information on the Company — Business Overview — Storage services for liquid bulk — Ultracargo — Income tax exemption status.”

We are currently managed by members appointed by Ultra S.A., which limits the ability of other shareholders to control the direction of our business.

Our senior management and the members of our founding family indirectly hold approximately 24% of our shares through their control of Ultra S.A. As Ultra S.A. held approximately 66% of our voting shares at our last election of the Board of Directors, the majority of our Board of Directors was elected by members of our founding family and senior management. See “Item 4.A. Information on the Company — History and Development of the Company” and “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders — Shareholders’ Agreements.” The term of office of our current members of our Board of Directors will expire at the annual general shareholders’ meeting to be held in 2013. Accordingly, other shareholders, including holders of ADSs, have limited ability to control the direction of our business.

No single shareholder or group of shareholders holds more than 50% of our capital stock, which may increase the opportunity for alliances between shareholders and other events that may occur as a result thereof.

No single shareholder or group of shareholders holds more than 50% of our capital stock. Due to the absence of a defined controlling shareholder, we may be subject to future alliances or agreements between our new shareholders, which may result in the exercise of a relevant influence over our company by them. In the event a controlling group is formed and decides to exercise its influence over our company, we may be subject to unexpected changes in our corporate governance and strategies, including the replacement of key executive officers. Any unexpected change in our management team, business policy or strategy, any dispute between our shareholders, or any attempt to acquire control of our company may have an adverse impact on us. The term of office of our current members of our Board of Directors will expire in the annual general shareholders’ meeting to be held in 2013. Accordingly, other shareholders might propose and elect a different group of members for our Board of Directors.

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

As a result of the acquisitions of Ipiranga, União Terminais, Texaco and possible future acquisitions, Ultrapar has assumed and may assume in the future certain liabilities related to the transactions and of the businesses acquired and all the risks related to those liabilities.

Ultrapar has assumed certain liabilities of the business acquired in the acquisitions of Ipiranga, União Terminais and Texaco; therefore, certain existing financial obligations, legal liabilities or other known and unknown contingent liabilities or risks of the businesses acquired have become the responsibility of Ultrapar. Ultrapar may acquire new businesses in the future and, as a result, it may be subject to additional liabilities, obligations and risks. See “Item 4.A. Information on the Company — History and Development of the Company” for more information in connection with these acquisitions.

These liabilities may cause Ultrapar to be required to make payments, incur charges or take other actions that may adversely affect Ultrapar’s financial position and results of operations and the price of Ultrapar’s shares.

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

Brazil has in the past experienced extremely high rates of inflation. Inflation and some of the Brazilian government’s measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy. Since the introduction of the Real in 1994, Brazil’s inflation rate has been substantially lower than that in previous periods. However, during the last several years, the economy has experienced increasing inflation rates and actions taken in an effort to curb inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. According to the Índice Geral de Preços-Mercado, or IGP-M, an inflation index, the Brazilian general price inflation rates were inflation of 5.1% in 2011 and 11.3% in 2010, deflation of 1.7% in 2009 and inflation of 9.8% in 2008. From January 2012 to March 2012, IGP-M index was 0.6%. According to the Índice Nacional de Preços ao Consumidor Amplo, or IPCA, an inflation index to which Brazilian government’s inflation targets are linked, inflation in Brazil was 6.5% in 2011, 5.9% in 2010, 4.3% in 2009 and 5.9% in 2008. From January 2012 to March 2012, inflation as measured by IPCA was 1.2%.

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

From 2003 to 2007, the Real appreciated 39% against the U.S. dollar. In 2008, the worsening of the global financial crisis from mid-September led to a sharp reduction in the flow of capital to Brazil that resulted in a 32% Real devaluation, reversing the Real appreciation trend in place since 2003. In 2009, the quick rebound of the Brazilian economy has driven the inflow of foreign investments in the country, thus contributing to a 25% appreciation of the Real against the U.S. dollar in 2009 – the highest appreciation in the decade. In 2010, the effects of the strong economic growth in Brazil, together with the public offering of shares of Petrobras in the third quarter, resulted in a record of foreign investments inflow to Brazil, contributing to a 4% appreciation of the Real against the US dollar. In 2011, the unstable international economic environment, especially in the second half of the year as a result of the effects of the European crisis, contributed to a 13% depreciation of the Real against the U.S. dollar for the year, reversing the appreciation trend in the first half of the year. From January 1, 2012 to April 20, 2012 the Real depreciated 0.1 % against the U.S. dollar in the period. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates.”

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

The market value of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises such as the global financial crisis started in 2008 may diminish investor interest in securities of Brazilian issuers, including our shares and ADSs. This could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

Our businesses, financial condition and results of operations may be materially adversely affected by a general economic downturn and by instability and volatility in the financial markets.

The turmoil of the global financial markets and the scarcity of credit in 2008 and 2009, and to a lesser extent, the European crisis in 2011, have led to lack of consumer confidence, increased market volatility and widespread reduction of business activity. An economic downturn could materially adversely affect the liquidity, businesses and/or financial conditions of our customers, which could in turn result not only in decreased demand for our products, but also increased delinquencies in our accounts receivable. Furthermore, an eventual new global financial crisis could have a negative impact on our cost of borrowing and on our ability to obtain future borrowings. The disruptions in the financial markets could also lead to a reduction in available trade credit due to counterparties’ liquidity concerns. If we experience a decrease in demand for our products or an increase in delinquencies in our accounts receivable, or if we are unable to obtain borrowings our business, financial condition and results of operations could be materially adversely affected.

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

Risks Relating to the Shares and the American Depositary Shares

Asserting limited voting rights as a holder of ADRs may prove more difficult than for holders of our common shares.

Under Brazilian Corporate Law, only shareholders registered as such in our corporate books may attend shareholders’ meetings. All common shares underlying the ADRs are registered in the name of the depositary bank. A holder of ADRs, accordingly, is not entitled to attend shareholders’ meetings. A holder of ADRs is entitled to instruct the depositary bank as to how to vote the common shares underlying the ADRs, in accordance with procedures provided for in the Deposit Agreements, but a holder of ADRs will be able neither to vote directly at a shareholders’ meeting the common shares underlying the ADRs nor to appoint a proxy to do so. In addition, a holder of ADRs may not have sufficient or reasonable time to provide such voting instructions to the depositary bank in accordance with the mechanisms set forth in the Deposit Agreement and custody agreement, and the depositary bank will not be held liable for failure to deliver any voting instructions to such holders.

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

Our bylaws establish that the Board of Directors may exclude preemptive rights to the current shareholders or reduce the time our shareholders have to exercise their rights, in the case of an offering of new shares to be sold on a registered stock exchange or otherwise through a public offering.

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

The ADSs benefit from the depositary’s certificate of foreign capital registration, which permits the depositary to convert dividends and other distributions with respect to the shares into foreign currency and remit the proceeds abroad. If you exchange your ADSs for shares, you will only be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, you will not be able to remit abroad non-Brazilian currency unless you obtain your own certificate of foreign capital registration or you qualify under National Monetary Council Resolution 2,689, dated January 26, 2000, known as Resolution 2,689, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration. If you do not qualify under Resolution 2,689, you will generally be subject to less favorable tax treatment on distributions with respect to the shares. The depositary’s certificate of registration or any certificate of foreign capital registration obtained by you may be affected by future legislative or regulatory changes, and additional Brazilian law restrictions applicable to your investment in the ADSs may be imposed in the future. For a more complete description of Brazilian tax regulations, see “Item 10.E. Additional Information — Taxation — Brazilian Tax Consequences.”

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

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may limit your ability to sell the shares underlying your ADSs at the price and time at which you wish to do so. The São Paulo Stock Exchange, known as BM&FBOVESPA, the only Brazilian stock exchange, had a market capitalization of US$1.2 trillion as of December 31, 2011 and an average monthly trading volume of US$81 billion for 2011. In comparison, NYSE had a market capitalization of US$11.8 trillion as of December 31, 2011 in the United States and an average monthly trading volume of US$1.0 trillion for 2011.

There is also a large concentration in the Brazilian securities market. The ten largest companies in terms of market capitalization represented 53% of the aggregate market capitalization of BM&FBOVESPA as of December 31, 2011. The top ten stocks in terms of trading volume accounted for approximately 50% of all shares traded on BM&FBOVESPA in 2011. Ultrapar’s average daily trading volume on both stock exchanges in 2011, 2010 and 2009 was R$34.6 million, R$33.0 million and R$27.0 million, respectively.

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

According to Law No. 10,833, enacted on December 29, 2003, the disposition of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposal occurs outside or within Brazil. In the event that the disposal of assets is interpreted to include a disposal of our ADSs, this tax law could result in the imposition of the withholding income tax on a disposal of our ADSs between non-residents of Brazil. See “Item 10.E. Additional Information — Taxation — Brazilian Tax Consequences — Taxation of Gains.”

Substantial sales of our shares or our ADSs could cause the price of our shares or our ADSs to decrease.

Shareholders of Ultra S.A., which own 24% of our shares, have the right to exchange their shares of Ultra S.A. for shares of Ultrapar and freely trade them in the market as more fully described under “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders — Shareholders’ Agreements.” Other shareholders, who may freely sell their respective shares, hold a substantial portion of our remaining shares. A sale of a significant number of shares could negatively affect the market value of the shares and ADSs. The market price of our shares and the ADSs could drop significantly if the holders of shares or the ADSs sell them or the market perceives that they intend to sell them.

There may be adverse U.S. federal income tax consequences to U.S. shareholders if we are or become a PFIC under the U.S. Internal Revenue Code.

If we were characterized as a PFIC, in any year during which a U.S. Holder holds shares or ADSs, certain adverse U.S. federal tax income consequences could apply to that person. Based on the manner in which we currently operate our business, the projected composition of our income and valuation of our assets, and the current interpretation of the PFIC rules, we do not believe that we were a PFIC in 2011 and we do not expect to be a PFIC in the foreseeable future. However, because PFIC classification is a factual determination made annually and is subject to change and differing interpretations, there can be no assurance that we will not be considered a PFIC for the current taxable year or any subsequent taxable year. U.S. Holders should carefully read “Item 10.E. Additional Information — Taxation — U.S. Federal Income Tax Considerations” for a description of the PFIC rules and consult their own tax advisors regarding the likelihood and consequences if we were treated as a PFIC for U.S. federal income tax purposes.

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

In 1997, through Ultragaz, we introduced UltraSystem — a small bulk distribution system — to residential, commercial and industrial segments, and we started the process of geographical expansion through the construction of new LPG filling plants. We also concluded the capacity expansion of Oxiteno’s industrial unit in Camaçari Petrochemical Complex, in the state of Bahia.

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

In March 2000, Ultra S.A.’s shareholders signed an agreement, assuring equal treatment of all shareholders (holders of both common and/or preferred shares) in the event of any change in control – tag along rights. The agreement stipulated that any transfer of control of Ultrapar, either direct or indirect, would only be executed in conjunction with a public offer by the acquiring entity to purchase the shares of all shareholders in the same proportion and under the same price and payment terms as those offered to the controlling shareholders. See “Item 4.A. Information on the Company — History and Development of the Company” for more information.

In April 2002, Oxiteno completed a tender offer for the acquisition of the shares of its subsidiary Oxiteno Nordeste S.A. Indústria e Comércio, known as Oxiteno Nordeste, through the acquisition of 93,871 shares of Oxiteno Nordeste by Oxiteno, representing approximately 73.3% of the shares held by minority shareholders. Oxiteno increased its share ownership from 97% to 98.9% for approximately R$4.4 million.

In December 2002, we completed a corporate restructuring process that we began in October 2002. The effects of the corporate restructuring were:

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

In December 2003, we concluded the acquisition of the chemical business of the Berci Group (“CANAMEX”), a Mexican specialty chemicals company. CANAMEX had two plants in Mexico (Guadalajara and Coatzacoalcos). The acquisition amount was US$10.25 million, without assuming any debt. In June, 2004, we acquired the operational assets of Rhodia Especialidades S.A. de C.V. in Mexico for US$2.7 million. Both acquisitions had the target of establishing a stronger presence in the Mexican petrochemical market and to create a production and distribution platform to the United States. Since July, 2007, CANAMEX has been renamed Oxiteno Mexico S.A. de C.V., or Oxiteno Mexico.

In May 2004, at an extraordinary general shareholders’ meeting, the shareholders of Ultrapar approved the inclusion of tag along rights to the company’s bylaws, for all shareholders, at 100% of the offer price, improving a right that was already established through a shareholders’ agreement dated March 22, 2000. The bylaws set forth that the sale of the control of Ultrapar, either direct or indirect, triggers a mandatory public offer by the acquiring entity for all of the shares in the same proportion and at the same terms and conditions (including price) as those offered for the control block.

In September 2004, the shareholders of Ultra S.A. signed a new shareholders’ agreement replacing the previous agreement. This new agreement sought to maintain a stable controlling shareholder block in Ultrapar. See “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders.”

In December 2004, Igel Participações S.A. and Avaré Participações S.A., former controlling shareholders of Ultra S.A., were dissolved, and, as a result, their shares in Ultra S.A. were distributed to their respective shareholders on a pro rata basis. At a meeting held on February 2, 2005, our Board of Directors approved a stock dividend of 10,453,690,324 preferred shares of Ultrapar, or 15 shares for each 100 outstanding common or preferred shares as of February 16, 2005. As a result of the stock dividend, we issued 10,453,690,324 new preferred shares to our shareholders through a capitalization of reserves. At an extraordinary general shareholders’ meeting held on February 22, 2005, our shareholders approved the issuance of additional preferred shares of Ultrapar to permit certain shareholders, including Ultra S.A., to exchange common shares of Ultrapar held by them into preferred shares at a ratio of one common share for one preferred share. Common shares tendered for exchange into preferred shares were cancelled.

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

In July 2005, at an extraordinary general shareholders’ meeting held, our shareholders approved a reverse stock split of all our issued common and preferred shares. As a result, each 1,000 shares of any class would be converted into one share of each such class. In connection with this reverse stock split, we authorized a change to the ADS ratio of our ADR program from one ADS representing 1,000 preferred shares to one ADS representing one preferred share. This reverse stock split and ratio change became effective on August 23, 2005. As a result of the reverse stock split, we have amended our bylaws. After the reverse stock split, we had 81,325,409 shares outstanding, with 49,429,897 common shares and 31,895,512 preferred shares.

In July 2005, Ultracargo started up a new terminal in Santos, its second port terminal that integrates road, rail and maritime transportation systems. The new terminal had a storage capacity of 33,500 cubic meters for chemical products, 40,000 cubic meters for ethanol and 38,000 cubic meters for vegetable oil at the time.

In December 2005, Ultrapar, through its subsidiary LPG International, issued US$250 million in notes in the international market, with the aim of lengthening the company’s debt profile, financing possible acquisitions and other corporate purposes. The notes mature in December 2015, have a coupon of 7.25% per annum and were priced at 98.75% of par value, resulting in a yield of 7.429% per annum.

In August 2006, Ultrapar announced the signing of an agreement between its subsidiary Oxiteno Nordeste and Braskem, for the supply of ethylene, with a 15-year term. The 265 thousand tons/year volume of ethylene represents an addition of 68 thousand tons/year to the previous contractual amount and will be fully available after the conclusion of the expansion of ethylene oxide production capacity at the Camaçari plant, expected to be concluded in 2011. See “Item 4.A. Information on the Company — History and Development of the Company — Investments.” The agreed upon supply price is indexed to ethylene prices in the international market and to the volume effectively purchased by Oxiteno. In 2006, Ultrapar also announced its plans to expand its ethylene oxide and specialty chemicals production capacity at Oxiteno’s plants located in Mauá, São Paulo and in Camaçari, Bahia.

In August 2006, Oxiteno opened its first commercial office outside Brazil, in Buenos Aires, Argentina — Oxiteno Argentina S.R.L.

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

In April 2007, Ultrapar also acquired the operational sulfate and sulfonate assets of Unión Química S.A. de C.V., in San Juan del Río, Mexico through its subsidiary Oxiteno Mexico. The investment for this acquisition totaled US$4.0 million and was financed entirely by Oxiteno Mexico in the local market.

In September 2007, Oxiteno acquired Arch Química Andina, C.A. (“Arch”), a subsidiary of the U.S. company Arch Chemicals, Inc. At such time, Arch was the sole producer of ethoxylates in Venezuela, which had been the only ethylene oxide producing country in Latin America where Oxiteno did not have operations. This acquisition was consistent with the company’s growth and global expansion strategy and was intended to help Oxiteno (i) to strengthen its presence in Latin America, (ii) to have access to sources of raw materials at competitive prices given Venezuela’s position as one of the main oil and natural gas producers in the world and (iii) to expand ethoxylate production capacity by an additional 70 thousand tons/year. The amount of the acquisition was US$7.6 million. The company was renamed Oxiteno Andina. Also in September 2007, Oxiteno announced the opening of a sales office in the United States. The company intended to leverage its position in the American market, particularly with respect to specialty chemicals.

In January 2008, Ultrapar significantly increased the liquidity of its shares through the issuance of 55 million preferred shares, as a consequence of the Share Exchange. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Ipiranga Group.” The Share Exchange increased Ultrapar’s free float from 32 million shares to 87 million shares, with the free float reaching 64% of the company’s total capital from 39%. Ultrapar’s shares achieved a new level of trading liquidity in equity markets, with average trading volume higher than the historic average of Ultrapar, RPR, CBPI and DPPI combined. This significant increase in the size of the free float helped Ultrapar to become part of Ibovespa, the BM&FBOVESPA index, as well as the MSCI index, which is widely recognized in international financial markets. In addition, the Share Exchange resulted in greater alignment of interests of all the company’s shareholders and the extension of Ultrapar’s recognized corporate governance standards to all the former shareholders of RPR, DPPI and CBPI.

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

In August 2008, Ultrapar announced that its subsidiary SBP entered into a sale and purchase agreement with Chevron for the acquisition of 100% of the shares of CBL and Galena. In March 2009, Ultrapar completed the acquisition and paid R$1,106 million to Chevron, in addition to a US$38 million deposit that it had made to Chevron in August 2008. In August 2009, Ultrapar also paid R$162 million related to the expected working capital adjustment as set forth in the sale and purchase agreement. Texaco marketed fuel throughout Brazil, except for the state of Roraima, through a network of more than two thousand service stations and directly to large clients, supported by a logistics infrastructure with 48 distribution terminals. Texaco’s acquisition was part of Ultrapar’s strategy to increase its operational scale in the fuel distribution business and expand its operations to the Midwest, Northeast and North regions of Brazil. The combination with Texaco created a nationwide fuel distribution business, with a 21% market share in 2009, strengthening its competitiveness through a larger operational scale. The addition of Texaco allowed, for example, improved efficiency and competitiveness in the distribution and sales processes, dilution of advertising, marketing and product development expenses and gains of scale in administrative functions. Additionally, Texaco’s acquisition led to Ultrapar geographical expansion in the sector, allowing the company to operate in regions with consumption growth above the national average, and brought new commercial opportunities arising from the national coverage. See “Item 4.A. Information on the Company — History and Development of the Company —Description of the Acquisition of Texaco.”

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

In October 2008, certain production capacity expansions at Oxiteno were completed, including (i) the operational start-up of the oleochemicals plant with an annual production capacity of approximately 100 thousand tons of fatty alcohols and by-products; (ii) the expansion of the ethylene oxide unit at Mauá, adding 38 thousand tons to the annual production capacity of this product; and (iii) the expansion of the ethoxylate and ethanolamine production at Camaçari, adding 120 thousand tons to the annual capacity of these products. These expansions aimed at replacing imports and meeting the increased demand for specialty chemicals in the Brazilian market, mainly in the crop protection, cosmetics, detergents and coatings segments.

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

In June 2009, Ultrapar completed its third issuance of R$1.2 billion unsecured debentures in Brazil with a three-year term and interest of CDI plus 3.0% per annum. The proceeds from this issuance were used to redeem the promissory notes issued by Ultrapar in December 2008. In December 2009, Ultrapar renegotiated certain terms and conditions of these debentures and, as a result, was able to reduce interest rates applicable to the debentures to 108.5% of the CDI per annum and extend their terms to December 2012. For further information see “Item 5.B. Liquidity and Capital Resources—Indebtedness.”

In September 2009, Oxiteno concluded the expansion of the acetates unit at Mauá, which added 40 thousand tons to its production capacity.

In December 2009, shareholders of Ultra S.A. entered into a new shareholders’ agreement that replaced the shareholders’ agreement executed on September 2004, which was to expire on December 16, 2009. The terms and conditions of the new shareholders’ agreement were substantially the same as those of the previous agreement and had a two-year term. See “Item 4.A. Information on the Company — History and Development of the Company” and “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders.”

In December 2009, Ultrapar, through Ultracargo, acquired from Puma Storage do Brasil Ltda., Puma, a storage terminal for liquid bulk with 83 thousand cubic meters capacity located at the port of Suape, in the state of Pernambuco. This acquisition strengthened Ultracargo’s position in the region of the port of Suape, enhanced its operational scale and represented another step in Ultracargo’s strategy of strengthening its position as an important provider of storage for liquid bulk in Brazil.

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

In June 2010, Ultrapar entered into a series of three loan agreements with Banco do Brasil through IPP in the total amount of R$900 million, with a four-year duration and average cost equivalent to 99% of CDI. See “Item 10.C. Additional Information — Material Contracts.”

In August 2010, Oxiteno concluded the expansion of the etoxylate unit at Camaçari, which added 70 thousand tons per year to its production capacity. With this expansion, Oxiteno consolidated its position as the world’s second largest ethoxylate producer.

In October 2010, Ultrapar, through Ipiranga, entered into a sale and purchase agreement for the acquisition of 100% of the shares of DNP. The total value of the acquisition is R$73 million, with an initial disbursement of R$47 million in November 2010 and additional disbursements of R$26 million in January 2011 and R$1 million in July, 2011. DNP distributed fuels in the states of Amazonas, Rondônia, Roraima, Acre, Pará and Mato Grosso through a network of 110 service stations, with 4% market share in 2009 in the North of Brazil, and was the fourth largest fuel distributor in this geographic area. In 2009, the combined volume of diesel, gasoline and ethanol sold by DNP totaled approximately 260 thousand cubic meters, with EBITDA of R$17 million. This transaction reinforced the strategy of expansion, initiated with the acquisition of Texaco, to the Midwest, Northeast and North, regions where the consumption growth has been above the national average and the market share of Ipiranga is lower than that in the South and Southeast in 2010.

In November 2010, Ultracargo announced the expansion in the Santos, Suape and Aratu terminals, adding 98 thousand cubic meters to Ultracargo’s storage capacity, equivalent to 15% of its current capacity, with start-ups scheduled for 2011 and 2012.

In February 2011, the extraordinary general shareholders’ meeting approved a stock split of the shares issued by Ultrapar, resulting in each share converting into four shares of the same class and type, with no modification in the shareholders’ financial position or interest in the company. The shares resulting from the stock split granted its holders including holders of ADSs, the same rights attributable to the shares previously held, including dividends, interest on capital and any payments on capital approved by the company. After the stock split, the 1:1 ratio between preferred shares and ADSs was maintained, and each ADS consequently continued to represent one share.

On April 4, 2011, our Board of Directors, at a meeting held, approved the submission to the shareholders of the company a proposal to (a) convert any and all shares of preferred stock issued by the company into shares of common stock, on a 1:1 conversion ratio; (b) amend the company’s bylaws, modifying several of its provisions, aiming to strengthen the company’s corporate governance; and (c) adhere to the Novo Mercado segment rules. The Conversion was approved by a majority vote at the extraordinary general shareholders’ meeting and special preferred shareholders’ meeting each held on June 28, 2011, whereby all preferred shares issued by the company were converted into common shares, at a ratio of one preferred share for one common share. The material amendments to the previous bylaws were the following: (a) the requirement of a mandatory tender offer for 100% of the company’s shareholders in the event a shareholder, or a group of shareholders acting in concert, acquire or become holders of 20% of the company’s shares, excluding treasury shares. The tender offer price must be the highest price per share paid by the buyer in the previous six months, adjusted by the SELIC rate, in addition to any tender offers otherwise required by the Brazilian Corporate Law and by the Novo Mercado segment rules; (b) the requirement of a minimum of 30% of independent members (as defined in the Novo Mercado segment rules) of the Board of Directors; and (c) the creation of audit and compensation committees, as ancillary bodies of the Board of Directors, each with three members. The audit committee must be composed of three independent members, of whom at least are not directors; and the compensation committee must be composed of at least two independent directors.

In August 2011, Ultrapar’s shares began trading on the Novo Mercado under ticker symbol UGPA3. Simultaneously, Ultrapar’s ADRs, formerly represented by preferred shares, began representing Ultrapar’s common shares and began trading on the NYSE under this new format. Additionally, on the same date, Ultrapar’s new amended bylaws became effective. In April 2011, Ultra S.A.’s shareholders executed a new shareholders’ agreement (“the New Ultra S.A. Shareholders’ Agreement”), which became effective upon the approval of the Conversion and replaced the shareholders’ agreement executed in December 2009. The terms and conditions of the New Ultra S.A. Shareholders’ Agreement are substantially the same as the previous shareholders’ agreement, except, primarily, for (a) the requirement for prior approval at a shareholders’ meeting for a third party to become an Ultra S.A. shareholder and (b) the purpose and form of the preliminary meetings to be held prior to certain shareholders’ meetings of the company. See “Exhibit 2.11 – New Ultra S.A. Shareholders’ Agreement, dated as of April 1, 2011.” In August 2011, we completed the expansion of the ethylene oxide plant in Camaçari, increasing the production capacity by 90 thousand tons per year. This expansion concludes an important investment cycle in the expansion of Oxiteno.

In September 2011, Ultracargo’s expanded terminal in Suape started operations, increasing its storage capacity by 26 thousand cubic meters. This project is part of Ultracargo’s expansion plan announced in November 2010.

In October 2011, Ultrapar acquired, through Ultragaz, Repsol’s LPG distribution business in Brazil for a total value of R$50 million, which includes R$2 million related to the net cash of the acquired company. Repsol solely distributed bulk LPG and had a 1% share in the LPG bulk distribution market in Brazil at the time of the acquisition. The acquisition of Repsol’s business strengthened Ultragaz’s bulk LPG business, a segment in which Ultragaz pioneered, producing economies of scale in logistics and management, as well as an improved positioning for growth in the bulk segment, where increase in sales volume is correlated to Brazilian GDP growth.

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

Texaco marketed fuel in the entire Brazilian territory, except for the state of Roraima, through a network of more than 2,000 service stations and directly to large clients, supported by a logistics infrastructure with 48 distribution terminals. Texaco’s acquisition was part of Ultrapar’s strategy to increase its operational scale in the fuel marketing business and expand its operations to the Midwest, Northeast and North regions of Brazil. The combination with Texaco created a nationwide fuel marketing business, with a 21% market share in 2009, strengthening its competitiveness through a larger operational scale. The addition of Texaco allowed, for example, improved efficiency and competitiveness in the distribution and sales processes, dilution of advertising, marketing and product development expenses and gains of scale in administrative functions. Additionally, Texaco’s acquisition led to Ultrapar geographical expansion in the sector, allowing the company to reach regions with consumption growth above the national average, and brought new commercial opportunities arising from the national coverage.

After completion of this acquisition, Ultrapar started managing Texaco and implementing its business plan, which consisted of two main work streams (i) the integration of operations, administrative and financial functions of Texaco, and (ii) the implementation of Ipiranga’s business model in the expanded network, with a wider range of products and services and a differentiated approach to its resellers. Ultrapar has also been converting the acquired Texaco branded stations into Ipiranga brand since 2009. As of the date of this annual report on Form 20-F, all Texaco-branded service stations in the South and Southeast regions were converted. Under the terms of the Ipiranga Group Transaction Agreements, Petrobras had the exclusive right to use Ipiranga’s brand in the operating regions of the Northern Distribution Business for five years from the date of the acquisition of Ipiranga Group, which expired in March 2012. Until then, Ipiranga operated under the Texaco brand in those regions.

Recent Developments

In February 2012, our Board of Directors approved the execution of amendments to our financing agreements with Banco do Brasil S.A. for its subsidiary IPP, extending the maturity date for the principal amount of R$409 million, in order to extend the company’s debt profile and, consequently, assist in providing increased financial flexibility, soundness and liquidity. See “Item 10 – Material Contacts—Additional Information.”

In March 2012, the company completed its fourth issuance of debentures totaling R$800 million, which mature in June 2015 and bear interest at 108.25% of CDI, with principal due at maturity. The proceeds from this issuance were used to partially redeem the company’s third issuance if debentures, which are due in December 2012 and bear interest at 108.5% of CDI. See “Item 5. B Liquidity and Capital Resources–Indebtedness-Debentures and promissory note denominated in Reais.”

In April 2012, Oxiteno acquired a specialty chemicals plant from Pasadena Property, LP. The total acquisition value was US$15 million, and included no assumption of debt. The plant is located in Pasadena, Texas, one of the most important chemical hubs in the world, benefiting from attractive feedstock conditions, including competitive natural gas-based raw materials, and highly efficient logistics infrastructure. Oxiteno will invest approximately US$15 million in capital expenditures to retrofit the plant for its product line of specialty surfactants. The total production capacity will be 32 thousand tons per year and operations are expected to start in 2013.

Investments

We have made substantial investments in our operations over the last three fiscal years to the date of this annual report. At Ultragaz, we have invested in small bulk LPG distribution (UltraSystem), in the purchase and renewal of LPG bottles and tanks, and in the restructuring of our distribution logistics. We have also invested in the consolidation of our national coverage over the past years. Since March 2007, investments at Ipiranga included the expansion of the service station and franchises network and improvements in distribution facilities. Oxiteno has invested in increasing installed production capacity, mainly for specialty chemicals production, in the modernization of its industrial plants and in the development of new products. Ultracargo has invested in the expansion and maintenance of storage facilities in response to strong demand for logistics infrastructure in Brazil, including investments in capacity expansions at the Aratu, Santos and Suape terminals. See “Item 4.A. Information on the Company — History and Development of the Company.” We have invested in information technology at all our businesses for integrating processes, improving the quality of information, increasing the response time in decision-making and improving our services.

The following table shows our organic investments for the years ended December 31, 2011, 2010 and 2009:

	Year ended December 31,
	(in millions of Reais)
	2011	2010	2009
Ultragaz	181.6	157.1	105.4
Ipiranga(1)	590.9	382.6	222.4
Oxiteno	107.3	227.3	163.4
Ultracargo	108.2	61.8	78.9
Others(2)	25.0	18.7	15.0

Total organic investments, net of disposals	1,013.0	847.5	585.1

(1)	Includes financing and bonuses to our resellers, net of repayments. Bonuses are lump sum payments made by distributors to resellers. Resellers typically use these payments to improve their facilities or to invest in working capital. Financing for clients is included under working capital in the cash flow statement and bonuses are included under intangible assets. In 2011 and 2010 financing to clients (net of repayments) amounted to R$42.8 million and R$6.8 million, respectively. In 2009, repayments from clients (net of financing) amounted to R$20.0 million.
(2)	Includes capital expenditures related to maintenance of our headquarters, made by our wholly-owned subsidiary Imaven, and IT-related capital expenditures made by Serma.

We have also made several acquisitions and related investments to maintain and create new opportunities for growth and to consolidate our position in the markets in which we operate or in complementary markets.

In March 2009, Ultrapar concluded the acquisition of Texaco. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Texaco.” In December 2009, Ultracargo concluded the acquisition of a terminal from Puma. See “Item 4.A. Information on the Company — History and Development of the Company.” In July 2010, Ultracargo sold its in-house logistics, solid bulk storage, and road transportation businesses. See “Item 4.A. Information on the Company — History and Development of the Company.” In November 2010, Ipiranga acquired the totality of shares of DNP. See “Item 4.A. Information on the Company — History and Development of the Company.” In the logistics segment, the sale of Ultracargo’s in-house logistics, solid bulk storage, and road transportation businesses is part of our strategy to focus on storage services for special bulk cargo and become Brazil’s leading provider in this segment. The acquisitions of Texaco and DNP are part of our growth strategy in the fuel distribution industry, representing the company’s expansion to the Midwest, Northeast and North regions of Brazil and the significant increase in Ipiranga’s operational scale.

In October 2011, Ultragaz acquired Repsol’s LPG distribution business in Brazil for a total value of R$50 million, which includes R$2 million related to the net cash of the acquired company. Repsol’s LPG distribution business had a 1% share in the LPG bulk distribution market in Brazil at the time of the acquisition. The acquisition of Repsol’s business strengthened Ultragaz’s bulk LPG business, a segment which Ultragaz pioneered, producing economies of scale in logistics and management, as well as an improved positioning for growth in the bulk segment, where increases in sales volume is correlated to Brazilian GDP growth.

Ultrapar’s investment plan for 2012, excluding acquisitions, amounts to R$1,088 million and aims at growth through increased scale and productivity gains, as well as the modernization of existing operations. Ultrapar expects to invest R$157 million at Ultragaz, R$775 million at Ipiranga, R$83 million at Oxiteno and R$51 million at Ultracargo. At Ultragaz, investments will be mainly dedicated to (i) the expansion of UltraSystem (small bulk), in order to capture new clients, (ii) the construction of two new facilities and purchase of LPG bottles, in order to strengthen its presence in the Northeast and North regions of Brazil and (iii) the replacement of bottles and tanks. At Ipiranga, investments will be focused on the expansion of its service stations (through the opening of new gas stations and the conversion of unbranded service stations) and franchises network, as well as the construction of new facilities, mainly in the Midwest, Northeast and North regions of Brazil. Out of Ipiranga’s total investment budget, R$715 million refer to additions to property, plant and equipment and intangible assets, and R$60 million refer to financing to clients, net of repayments. At Oxiteno, the reduction in investments reflects the conclusion of an important expansion cycle in 2011. The budgeted investments will be mainly directed to the maintenance and modernization of its plants. Ultracargo will direct its investments to the conclusion of the expansions of the Santos and Aratu terminals, which will add 68 thousand cubic meters to the company’s storage capacity and will start up in mid-2012, and for the maintenance of its terminals.

Equity Investments

The table below shows our equity investments for the years ended December 31, 2011, 2010 and 2009:

	Year ended December 31,
	2011		2010		2009
Ultragaz	49.9	(1)	—		—
Ipiranga	26.6	(2)	46.8	(2)	1,355.5	(4)
Oxiteno	—		0.8		—
Ultracargo	—		(80.4	)(3)	—
Total	76.5		(32.8)		1,355.5

(1)	Investments made mainly in connection with the acquisition of Repsol. See “Item 4.A. Information on the Company — History and Development of the Company.”
(2)	Investments made in connection with the acquisition of DNP. See “Item 4.A. Information on the Company — History and Development of the Company.”
(3)	Sale of the in-house logistics, solid bulk storage and road transportation businesses of Ultracargo. See “Item 4.A. Information on the Company — History and Development of the Company.”
(4)	Investments made in connection with the acquisition of Texaco. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Texaco.”

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

B. Business Overview

Ultrapar is a Brazilian company with almost 75 years of history, with leading positions in the markets in which it operates: fuel distribution through Ultragaz and Ipiranga, specialty chemicals production through Oxiteno and storage services for liquid bulk through Ultracargo. Ultragaz is the leader in LPG distribution in Brazil with a 23% market share in 2011 and one of the largest independent LPG distributors in the world in terms of volume sold. We deliver LPG to an estimated 11 million households using our own vehicle fleet and our network of approximately 4,400 independent retailers. Ipiranga is the second largest fuel distributor in Brazil, with a network of 6,086 service stations and a 21% market share in 2011. Oxiteno is one of the largest producers of ethylene oxide and its main derivatives in Latin America, a major producer of specialty chemicals and the sole producer of fatty-alcohols and related by-products in Latin America. Oxiteno has nine industrial units in Brazil, Mexico and Venezuela and commercial offices in the United States, Belgium, Colombia and Argentina. Ultracargo is the largest provider of storage for liquid bulk in Brazil, with seven terminals and a storage capacity of 664 thousand cubic meters as of December 31, 2011.

The following chart simplifies our organizational structure as of December 31, 2011, showing our principal business units. For more detailed information about our current organizational structure, see “Item 4.C. Information on the Company — Organizational Structure.”

Our Strengths

Leading market positions across businesses

Ultragaz is the largest LPG distributor in Brazil. In 2011, Ultragaz’s national market share was 23%, serving approximately 11 million homes in the bottled segment and approximately 42 thousand customers in the bulk segment. For the year ended December 31, 2011, Ultragaz’s total volume of LPG sold was 1.7 million tons.

Ipiranga is the second largest fuel distributor in Brazil with a 21% market share in 2011, and a network of 6,086 service stations as of December 31, 2011. In addition to the service stations, Ipiranga’s network has approximately 2.1 thousand convenience and Jet Oil stores. The acquisitions of Texaco and DNP strengthened Ipiranga’s competitiveness by increasing its operational scale, reinforcing its strategy of expansion to the North, Northeast and Midwest regions of Brazil, where the consumption growth rate has been above the national average and the market share of Ipiranga is lower than that in the South and Southeast in 2010 and 2011. The implementation of Ipiranga’s business model in the acquired networks allowed it to offer a broader range of products and services, which benefits consumers and resellers. The volume of fuel sold by Ipiranga in 2011 was 21,701 thousand cubic meters.

Oxiteno is the largest producer of ethylene oxide and its principal derivatives in Latin America and is also a major producer of specialty chemicals. Our chemical operations supply a broad range of market segments, particularly crop protection chemicals, food, cosmetics, leather, detergents, packaging for beverages, thread and polyester filaments, brake fluids, petroleum and coatings. For the year ended December 31, 2011, Oxiteno sold 660 thousand tons of chemical products. In Brazil, Oxiteno competes principally against imports.

Ultracargo is the largest provider of storage for liquid bulk in Brazil, with seven terminals and storage capacity of approximately 664 thousand cubic meters as of December 31, 2011. In 2011, Ultracargo accounted for approximately 68% of all tank capacity for liquids at the Aratu terminal in the state of Bahia, which serves South America’s largest petrochemical complex.

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

Highly efficient LPG distribution network

In addition to making direct sales of bottled LPG, Ultragaz is the only LPG distributor in Brazil with an exclusive network of independent dealers. This network is constituted of approximately 4,400 dealers who sell Ultragaz LPG bottles. This has enabled Ultragaz to control the quality and productivity of its dealers leading to a strong brand name recognition that we believe is associated with quality, safety and efficiency, and also to have frequent contact with LPG customers. In addition, Ultragaz was the first player to introduce LPG small bulk delivery in Brazil, with lower distribution costs than bottled distribution. Over the years it has built a strong client base.

Efficiencies in retail network logistics in addition to resale management know-how

We believe that the expertise in logistics and resale management that we have gained at Ultragaz is complemented by Ipiranga’s know-how in the same areas, thus maximizing efficiency and profitability at both companies.

Flexibility across the petrochemical cycle

Oxiteno is the largest producer of ethylene oxide and its principal derivatives in Latin America. In 2011, 96% of its ethylene oxide production was used internally in the production of ethylene oxide derivatives, which can be classified in two groups: specialty and commodity chemicals. Oxiteno is a major producer of specialty chemicals, which have traditionally higher margins and less exposure to petrochemical cycles than commodity chemicals. Oxiteno has also been heavily investing in the development of products derived from renewable raw materials, such as those produced at the oleochemicals unit, reducing its dependence on oil-based feedstock and expanding its product portfolio.

Cost-efficient operations

Oxiteno’s operations have a high degree of production efficiency derived from a scale that we believe is similar to that of the largest producers in the world. Ultragaz has significant market presence in densely populated areas, which allows it to operate its filling plants and distribution system with a high level of capacity utilization and efficiency. Ipiranga also has a significant market presence in the South and Southeast regions of Brazil, which allows it to operate its extensive network of primary and secondary storage terminals and its distribution system in a cost-efficient manner. After the consolidation of Texaco and DNP and the network expansion through the opening of new gas stations and the conversion of unbranded service stations, the increased scale of Ipiranga allowed improved efficiency and competitiveness in the distribution and sales processes, dilution of advertising, marketing and new product development expenses, and gains from economies of scale in administrative functions.

Strong operational track record

Our business has exhibited a solid operational track record. Our adjusted EBITDA presented an average compound annual growth of 21% from 1998 to 2011, in spite of the overall macroeconomic volatility in Brazil during this same period. See “Item 3.A. Key Information — Selected Consolidated Financial Data” for more information about adjusted EBITDA. Our net income attributable to shareholders of the company presented average compound annual growth of 25% from 1998 to 2011.

Experienced management team

We are led by a strong and experienced management team with a proven track record in the LPG and fuel distribution, petrochemical and specialized logistics industries. Our senior management team possesses an average of more than 23 years of experience in the company.

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

In August 2011, Ultrapar completed the implementation of its new corporate governance structure, further aligning our shareholders’ interests by converting all preferred shares into common voting shares. The Conversion resulted in all of our shares having identical voting rights, which allows our shareholders to actively participate in the decisions of the shareholders’ meeting, without any limitation on voting rights, special treatment to current shareholders, required public tender offers for prices greater than the acquisition price of a controlling interest or any other poison pill provisions.

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

Enhance retail network

We intend to continue expanding Ipiranga’s sources of non-fuel income by creating new products and expanding our services, such as convenience store sales, lubricant-changing services, car maintenance services, credit cards, the sale of car-related products in the fuel service stations and more than 40 thousand items available in our e-commerce website Ipirangashop.com.

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

In 2010, as part of its differentiation strategy, Ipiranga opened bakeries within its am/pm stores and became Brazil’s largest bakery franchise chain. Over the year, it developed a new image, further strengthening the perception of being a convenience center always close to its consumer. In addition, Ipiranga increased its strategic partnerships to broaden the scope of the Km de Vantagens loyalty program and, accordingly, the benefits for its clients and resellers, including partners in the areas of entertainment, tourism and magazines, among others. The Km de Vantagens program reached over 8.4 million clients by the end of 2011.

In 2011, Ipiranga was the first distributor to launch online sales of fuel. This initiative allows clients to purchase credits of fuel through its website. With these credits, clients are able to purchase fuel at any of the Ipiranga’s accredited service stations. Participants of the Km de Vantagens program who purchase credits online can get a discount on the credit price, which represents another benefit for client loyalty.

Invest in niche segments for LPG distribution

Ultragaz is strengthening its presence in the North and Northeast regions of Brazil by focusing on expanding to states, such as Pará and Maranhão, where it did not use to have significant operations and where LPG consumption is growing faster than Brazil’s national average rate. Ultragaz also expanded its portfolio by selling the propellant (Dymethyl-ether) DME, which was sold in Brazil exclusively through imports. Following its strategy of growing in niche markets, Ultragaz has expanded its participation in the use of LPG for localized heating, such as pre-heating of industrial furnaces, especially in steel and metallurgical plants.

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

Maintain financial strength

We seek to maintain a sound financial position to allow us to pursue investment opportunities and enhance our shareholders’ return on their investment in our company. Our net debt position for the year ended December 31, 2011 was R$2,779 million, representing a 1.4 times net debt to adjusted EBITDA ratio. We have been consistently distributing dividends to our shareholders. During the five years ended December 31, 2011, we have declared yearly dividends representing an average of approximately 65% of our net income.

Continue to grow our businesses

Our principal corporate goal is to enhance shareholder value and strengthen our market presence by growing our businesses. Historically, we have grown our businesses organically and through acquisitions, such as the acquisitions of Shell Gás, Ipiranga, União Terminais, Texaco, DNP and Repsol, and we intend to continue this strategy.

We have also made several investments in the expansion of our existing operations. In Oxiteno, in the last five years, we invested in the expansion of our production capacity focusing on specialty chemicals. In Ipiranga, organic investments were mainly directed to the expansion of our resellers network. In Ultracargo, we started in 2010 a new expansion plan to increase the capacity of our terminals in Suape, Santos and Aratu. We constantly analyze acquisition opportunities in the segments in which we operate and in complementary segments that could add value to our company.

Key Financial Information

The table below sets forth certain financial information for us and our principal businesses:

	Year ended December 31,
	IFRS
	2011	2010	2009
	(in millions of Reais)
Net sales and services (1)
Ultrapar	48,661.3	42,481.7	36,097.1
Ultragaz	3,766.8	3,661.3	3,441.0
Ipiranga	42,223.9	36,483.5	30,485.8
Oxiteno	2,408.6	2,083.0	1,915.8
Ultracargo	266.9	293.3	336.6
Adjusted EBITDA (2)
Ultrapar	2,010.7	1,776.3	1,430.4
Ultragaz	281.9	307.4	281.2
Ipiranga	1,330.4	1,073.4	829.9
Oxiteno	261.0	241.2	170.7
Ultracargo	118.1	111.5	104.5
Net income attributable to Ultrapar’s shareholders	848.8	765.2	437.1
Net cash (debt) (3)
Ultrapar	(2,779.3)	(2,175.7)	(2,131.8)

(1)	Segment information for Ultragaz, Ipiranga, Oxiteno and Ultracargo is presented on an unconsolidated basis. See “Presentation of Financial Information” for more information.
(2)	See footnote 6 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for a more complete discussion of adjusted EBITDA and its reconciliation to information in our financial statements.
(3)	See footnote 7 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for a more complete discussion of net cash (debt) and its reconciliation to information in our financial statements.

Distribution of Liquefied Petroleum Gas

Industry and Regulatory Overview

Liquefied petroleum gas (LPG) is a fuel derived from the oil and natural gas refining process. In Brazil, 74% of local demand in 2011 was produced in local refineries and the remaining 26% was imported. LPG has the following primary uses in Brazil:

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

Currently, the LPG distribution industry in Brazil consists of 16 LPG distribution companies or groups of companies, and is regulated by the ANP. The LPG distribution industry includes purchasing nearly all its LPG requirements from Petrobras, filling LPG bottles and bulk delivery trucks at filling stations, selling LPG to dealers and end users, controlling product quality and providing technical assistance to LPG consumers. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Industry and Regulatory Overview — The role of the ANP.” LPG produced by Petrobras, which represented 74% of total LPG sold in Brazil in 2011, is transported in pipelines and by trucks from Petrobras’ production and storage facilities to filling stations maintained by LPG distributors. The balance is imported by Petrobras into Brazil and stored in large storage facilities maintained by Petrobras. The imported LPG is then transported from the storage facilities by pipeline and truck to the LPG distributors’ filling stations.

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

Since 2001, distributors have been allowed to freely establish retail prices, which were previously set by the Brazilian government. Until the end of 2001, the LPG refinery price charged by Petrobras to all LPG distributors was determined by the Brazilian government and was the same for all LPG distributors in all regions of Brazil. Historically, refinery prices have been subsidized by the Brazilian government. In 2002, the Brazilian government abolished subsidies to refinery prices and in January 2002, Petrobras started to freely price LPG in the domestic market, adopting the international price plus surcharges as its benchmark. However, the Petrobras refinery price of LPG is still subject to the Brazilian government influence when the government deems appropriate. Prices of LPG in Reais remained unchanged from May 2003 to December 2007. In 2008, Petrobras increased the LPG refinery price for commercial and industrial usage by 15% in January, an additional 10% in April and 6% in July. In February 2009, Petrobras reduced the LPG refinery price for commercial and industrial usage by 5%. In January 2010, Petrobras increased the LPG refinery price for commercial and industrial usage by 6%. In 2011, Petrobras’ average refinery price was US$596 per ton, compared with the average international price of US$779 per ton. LPG refinery prices for residential use have remained unchanged since 2003.

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

The self-regulatory code. In August 1996, most of the Brazilian LPG distributors, representing more than 90% of the market, bottle manufacturers, LPG transportation companies and certain LPG retail stores, under the supervision of the Brazilian government, entered into a statement of intent regarding the establishment of a program for “requalifying” LPG bottles (a process under which they undergo safety and quality checks) and other safety procedures, known as the “Self-Regulatory Code” or “Código de Auto-Regulamentação.” See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Bottle swapping centers” and “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Requalification of bottles.” Before the Self-Regulatory Code came into effect, certain LPG distributors, not including Ultragaz, would fill bottles stamped with another distributor’s brand. This practice resulted in a low level of investment in new bottles, giving rise to concerns regarding the safety of older bottles. The Self-Regulatory Code provides, among other things, that:

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

Ultragaz itself was required to requalify 13.8 million bottles before November 2006 and an additional 10.7 million bottles by November 2011. In 2011, Ultragaz requalified 2.4 million bottles and in 2012, Ultragaz expects to requalify approximately 2.5 million bottles.

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

Ultragaz

We distribute LPG through Ultragaz. Founded in 1937, we were the first LPG distributor in Brazil. At that time, Brazilians used wood stoves and, to a lesser extent, alcohol, kerosene and coal stoves. Ultragaz was the leading company by sales volume in the Brazilian LPG market as of December 31, 2011.

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

In August 2003, Ultragaz acquired Shell Gás, Royal Dutch Shell’s LPG operations in Brazil, for a total price of R$171 million. Shell Gás had about a 4.5% market share in Brazilian LPG distribution, selling 287,400 tons of LPG in 2002. With this acquisition, Ultragaz became the national market leader in LPG, with a 24% share of the Brazilian market in 2003. In October 2011, Ultragaz acquired Repsol’s LPG distribution business in Brazil for a total value of R$50 million, which includes R$2 million related to the net cash of the acquired company. In 2011, Repsol sold approximately 22 thousand tons of LPG. See “Item 4.A. Information on the Company — History and Development of the Company”

Ultragaz has four operating subsidiaries:

•	Companhia Ultragaz S.A., or Cia Ultragaz, the company that pioneered our LPG operations;

•	Bahiana Distribuidora de Gas Ltda., or Bahiana, which primarily operates in the Northeast region of Brazil;

•	Distribuidora de Gás LP Azul S.A., or LP Azul, (formerly Repsol), acquired in October 2011; and

•

Utingás Armazenadora S.A., or Utingás, a storage services provider that operates two facilities in São Paulo and Paraná. Utingás was incorporated in 1967 when Ultragaz and other LPG distributors joined to construct LPG storage facilities based in the states of São Paulo and Paraná. Ultragaz currently controls 56% of the storage operations. See “— Storage of LPG.”

Markets and marketing. When Ultragaz began its operations, it served only the Southeast region of Brazil. Currently, Ultragaz is present in almost all of Brazil’s significant population centers. In the last four years, Ultragaz strengthened its presence in the North and Northeast of Brazil, selling LPG in the states of Pará and Maranhão, where it did not have significant operations and where LPG consumption has been growing faster than Brazil’s national average growth rate. Distribution of bottled LPG includes direct home delivery and retail stores, both carried out by Ultragaz or its dealership network mainly using 13 kg ANP approved bottles. In the case of Ultragaz, the bottles are painted blue, which we believe is an important element in recognizing the “Ultragaz” brand. Ultragaz’s operating margins for bottled LPG vary from region to region and reflect market share and the distribution channel in the region.

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

Ultragaz supplies its bulk delivery clients on the basis of supply contracts with terms ranging from two to five years. This type of contract limits fluctuations in sales given that the installation of the tanks is carried out by Ultragaz, and any change in supplier would imply the client’s reimbursing Ultragaz’s investments. The contract also requires that any tank supplied by Ultragaz may only be filled with LPG delivered by the company. When the bulk delivery contract expires, it can be renegotiated or the tank is removed. Since the installation of the tank represents a significant investment for Ultragaz, it seeks to achieve a return on its investment within the term of the contract. The acquisition of Repsol strengthened its bulk LPG business, with economies of scale in logistics and management, as well as improved positioning for growth in the bulk segment.

Ultragaz’s strategy for bulk LPG distribution is to continue its process of product and service innovation and to increase the profile of its trademark. Ultragaz also has a team to identify the needs of each bulk LPG client and to develop technical solutions for using LPG as an energy source.

The table below shows Ultragaz’s sales of LPG to clients of bottled and bulk LPG:

	Year ended December 31,
Client category	2011	2010	2009
	(in thousands of tons)
Bottled LPG
Residential delivery by Ultragaz / Ultragaz owned retail stores	58.1	61.7	77.8
Independent dealers(1)	1,076.0	1,053.3	1,036.2

Total bottled LPG	1,134.1	1,114.9	1,114.0
Total bulk LPG	518.1	493.3	475.1

Total tons delivered	1,652.2	1,608.3	1,589.1

(1)	Includes residential deliveries and distribution through retailers’ stores.

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

In order to differentiate itself from its competitors, Ultragaz has been implementing initiatives directed to the end consumer and brand promotion. As part of these initiatives Ultragaz developed programs like Ultragaz na sua rua (“Ultragaz in your street”) and Carreta Ultragaz, both aimed to increase interaction and proximity to customers through distribution of souvenirs and brochures containing safety tips and relevant information on LPG, cultural contests, culinary courses, and handicraft work courses as an alternative source of income, among others. Through its new brand positioning, Ultragaz also created “Ultragaz — especialista no que faz” (“Ultragaz — the specialist”), reinforcing the features of quality and differentiation of its products and services offered in a nationwide marketing campaign through magazines and radio advertisements. Another initiative to increase the proximity to consumers and promote the cultural encouragement among the low-income population is the Ultragaz Cultural. Ultragaz Cultural is a movie theatre adapted to a wagon that travels throughout several cities exhibiting movies. This program, launched in 2008, traveled to 40 cities in 22 different states in 2011, reaching approximately 80 thousand children and teenagers so far.

Ultragaz signed the UN Global Compact in 2009, and has developed a structured program for advancing causes related to environmental sustainability, through a series of initiatives with internal and external audiences. Ultragaz’s program, “Ultragaz Faz Sustentável. E quer fazer sempre mais” (Ultragaz acts sustainably and always wants to do more), aims to identify, create and educate the community on the sustainable initiatives it promotes.

In addition, Ultragaz leverages the widespread reach of its operations, which serves an average 11 million households per year, to create educational campaigns for its communities. In partnership with the Federal Government, the Ministry of Health and the Childhood Brazil non-profit organization, it benefited 16 million people over a period of 12 months of operations, by providing information about AIDS as well as on curbing sexual exploitation.

Since 2009, Ultragaz has sponsored the implementation of educational programs of the “Junior Achievement” organization in Brazil. Junior Achievement is the world’s largest organization dedicated to educating students on employment opportunities, entrepreneurship and financial literacy through experiential learning and hands-on programs. In 2011, over 290 thousand teenagers of Brazilian public schools benefited from Ultragaz’s sponsorship.

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

Ultragaz delivers bottled LPG using a distribution network, which in 2011 included 62 points of sales, and approximately 4,400 independent dealers. In 2011, Ultragaz had a fleet of 298 vehicles for the delivery of gas bottles and 285 for bulk delivery. Ultragaz also maintains a call center which centralizes all LPG bottle orders made through phone calls.

Bottled sales capacity derives from the number of bottles bearing Ultragaz’s brands. Ultragaz estimates that, as of December 31, 2011, there were approximately 21.5 million 13kg bottles stamped with Ultragaz’s brands in the market.

Independent dealers. Ultragaz’s independent distribution network ranges from large dealers, which carry out extensive home delivery, to single retail stores, which sell small quantities of LPG bottles. Until the enactment of ANP Rule 297 on November 18, 2003, independent dealers needed only to be registered with ANP for the sale of LPG bottles. No licenses were required except for those required by the fire department and the municipal authorities. Rule 297 established that the independent dealers must be registered with ANP and comply with a list of prerequisites contained in such rule, as well as those required by law for the storage of bottles up to 90 kg. Also, each municipality sets forth its own safety regulations applicable to stores that sell LPG, including a minimum distance from certain locations, such as schools. For the year ended December 31, 2011, 95% of Ultragaz’s bottled LPG sales were made through independent dealers. The agreements entered into between Ultragaz and independent dealers require the use of the Ultragaz brand and the display of the Ultragaz logo in the delivery vehicles and on the uniforms worn by delivery personnel. Proprietary rights in the trademark and logo are retained by Ultragaz and are duly registered with the National Institute of Industrial Property (INPI — Instituto Nacional de Propriedade Industrial). All contracted dealers are Ultragaz’s exclusive representatives. Under the terms of the respective contracts, each dealer agrees not to deliver non-Ultragaz LPG bottles.

In order to strengthen the relationship with its network of independent dealers, Ultragaz has created Project SOMAR (Marketing Solutions Applied to Independent Dealers), as part of which it recommends changes to dealers’ operating procedures, helps to improve the efficiency of their operations and encourages their adoption of best practices.

In order to improve the efficiency of its network of independent dealers, other reseller relationship programs were implemented aiming at establishing guidelines of the market best practices for its network focusing on operational excellence. The main initiative carried out in 2009 was Academia de Revendedores (Resellers Academy), which included the training programs Formação em Gestão de Revendas (Reseller Management Education) and O especialista em atendimento (The specialist in serving). These programs seek to provide its resellers and their employees with critical skills to ensure an effective management in the LPG retail market and strengthen the qualification of its resellers’ network.

In 2011, Ultragaz has continued these training programs, including the Programa de Qualificação de Revendas (Reseller Qualification Program), which seeks to standardize Ultragaz’s resellers’ best management practices, including brand standardization, management quality, and strict compliance with the laws applicable to the industry. Through an assessment process, resellers are classified into categories (blue diamond, diamond, golden, bronze and opportunity), allowing the participants to check their performance compared to Ultragaz’s excellence standards and encouraging constant improvement. In 2011, over 3,600 resellers participated in the program – a significant increase compared to 2008, when the program began with more than 700 resellers evaluated. Out of the resellers that participated in the program in 2011, 2,383 were qualified as bronze or above, attesting their compliance with most of Ultragaz’s quality requirements. Ultragaz believes that improving the efficiency of independent resellers is a key factor for improving the profitability of the entire chain.

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

Bottle swapping centers. Pursuant to the Self-Regulatory Code, established in 1996 and approved by ANP, the LPG distributors have established nine operating swapping centers to facilitate the return of the bottles to the appropriate distributor. Under the Self-Regulatory Code, while LPG distributors may pick up any empty LPG bottles tendered by customers in exchange for full LPG bottles, whether or not such empty bottles were put in circulation by that distributor, after October 1997, LPG distributors were not permitted to refill third-party bottles. Accordingly, LPG distributors may deliver third-party bottles to a swapping center where such bottles may be exchanged for bottles placed in circulation by such LPG distributor. The swapping centers currently charge a fee of R$0.34 per exchanged LPG bottle. In areas where only one LPG distributor has a sizable market share, it is customary to use the facilities of that distributor as an unofficial swapping center.

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

Petrobras freely prices LPG in the domestic market, adopting the international price plus surcharges as its benchmark. However, the Petrobras refinery price of LPG is subject to the Brazilian government influence when the government deems appropriate. Prices of LPG in Reais remained unchanged from May 2003 to December 2007. In 2008, Petrobras increased the LPG refinery price for commercial and industrial usage by 15% in January, an additional 10% in April and 6% in July. In February 2009, Petrobras reduced the LPG refinery price for commercial and industrial usage by 5%. In January 2010, Petrobras increased the LPG refinery price for commercial and industrial usage by 6%. In 2011, Petrobras’ average refinery price was US$596 per ton compared with the average international price of US$779 per ton. LPG refinery prices for residential use have remained unchanged since 2003. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Industry and Regulatory Overview — The role of the Brazilian government.”

Storage of LPG. On December 31, 2011, Ultragaz’s storage capacity was approximately 19 thousand tons, including Utingás’ storage capacity. Based on its 2011 average LPG sales, Ultragaz could store approximately three days of LPG supply. Accordingly, an interruption in the production of LPG may result in shortages, such as the one that occurred during the Petrobras strike in 1995.

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

•	Liquigás, which was acquired by Petrobras in June 2004 from the ENI Group and has been operating in the Brazilian LPG distribution sector for more than 40 years; and

•	Nacional Gás Butano, a Brazilian LPG distributor which has been present in the market for more than 45 years.

The following table sets forth the market share of Ultragaz and its competitors:

	Year ended December 31,
LPG Distributor	2011	2010	2009
Ultragaz	23.2%	23.2%	23.7%
Liquigás	22.8%	22.3%	22.3%
SHV Gas	21.2%	22.1%	22.1%
Nacional Gás Butano	18.9%	18.7%	18.6%
Others	13.9%	13.8%	13.3%

Total	100.0%	100.0%	100.0%

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

In 2008, the 5.1% GDP growth contributed to the 2.5% increase in the Brazilian LPG market, mainly concentrated in the first nine months of the year, before the worsening of the global financial crisis. In 2009, given the economic downturn seen particularly in the first half of 2009, Brazilian LPG market decreased by 1% compared to 2008, mostly driven by the bulk segment, which decreased 4% compared to 2008. The volume of the bottled segment remained flat, given its resilient nature as an essential good. In 2010, the Brazilian LPG market increased by 3.7% compared to 2009, mainly as a result of the growth in the bulk segment, driven by the stronger economy. In 2011, the Brazilian LPG market increased by 2.5% compared to 2010, mostly driven by the volume sold in the bulk segment, which increased 3.5% compared to 2010, mainly as a result of the stronger economy.

The following graph shows LPG sales volume for the Brazilian market and Ultragaz for the periods indicated:

Source: Sindigás (volume for 2009, 2010 and 2011 according to ANP)

Income tax exemption status. Pursuant to legislation which provides tax relief for industries located in the northeast region of Brazil, Ultragaz benefits from a 75% income tax reduction at the Caucaia, Mataripe, Aracaju and Suape filling plants, expiring in 2012, 2013, 2017 and 2018, respectively. Income tax exemptions amounted to R$10.0 million and R$8.4 million for the years ended December 31, 2011 and 2010 respectively. We cannot guarantee that there will be no amendments to the current tax legislation. For further information see Note 9(c) to our consolidated financial statements.

Quality. We were the first Brazilian LPG distributor to receive ISO (International Standards Organization) certification for excellence in quality management. We were also the first LPG distributor in Brazil to be awarded with Prêmio Paulista de Qualidade, a well recognized quality award in Brazil. In 2011, Ultragaz received several awards related to quality and management quality in different states in which it operates.

Fuel Distribution

Industry and Regulatory Overview

The Brazilian fuels market comprises the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene and natural gas for vehicles (NGV). In 2011, diesel represented 49% of the fuels distributed in Brazil, followed by gasoline, ethanol, fuel oils, NGV, lubricants and greases, and kerosene, each of which represented 34%, 10%, 4%, 2%, 1% and 0.01%, respectively.

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

In December 2011, credit in Brazil reached 49% of GDP, compared to 46% in 2010, 45% in 2009, 41% in December 2008, 35% in December 2007 and 31% in December 2006, which, combined with an increase in disposable income in Brazil, has had a positive effect on the sales of vehicles. According to ANFAVEA, the number of new light vehicles registered in Brazil increased by 3% to 3.4 million in 2011 compared to 2010, mainly as a result of the increased disposable income and credit availability. Consequently, the light vehicle fleet is expected to have grown by 8% in 2011. Among the total vehicles sold in 2011, including trucks and buses, 78% were flex-fuel vehicles, which have engines adapted to operate using either gasoline or ethanol, or by any combination of the two, 10% were gasoline-only fueled vehicles and the remaining 11% were powered by diesel. Since the launching of flex-fuel vehicles in Brazil in 2003, 15.3 million flex-fuel cars were sold in Brazil.

Moreover, recent changes to legislation and inspection in the fuel distribution sector have helped to progressively curb unfair competition, creating a level playing field. These improvements should benefit the formal market by capturing the volume from the grey market.

According to ANP, the distribution of fuels (gasoline, ethanol, diesel and NGV) is made mainly through three channels as follows:

•	Service stations (77% of the market in 2011), which serve final retail consumers;

•	Large consumers (16% of the market in 2011), mainly industries and fleets; and

•	Retail - wholesale resellers — TRR (6% of the market in 2011), specialized resellers that distribute diesel to medium and small volume end-users.

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

All gasoline sold in Brazil must contain a certain proportion of anhydrous ethanol that can vary from 18% to 25%. In October, 2011, the Brazilian Agriculture Ministry reduced the required percentage of anhydrous ethanol mixed with gasoline from 25% to 20%, which remains the current percentage as of the date of this annual report.

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

As of December 31, 2011, there were 234 fuel distributors authorized by ANP to operate in Brazil.

Supply. Petrobras is currently the only relevant supplier of oil derivatives in Brazil. There are currently 16 oil refineries in Brazil, of which Petrobras owns 12. Brazil’s total refining capacity in 2010, the last information available, was 333 thousand cubic meters per day, of which Petrobras accounted for 98%. Brazilian refineries are located predominantly in the South and Southeast regions of Brazil. The overall product yield for these refineries in 2011 was 39% diesel, 21% gasoline, 12% fuel oil, 7% LPG and 21% other products, including naphtha.

Ethanol is purchased from various producers. In 2011, there were more than 400 distilleries in Brazil, which produced approximately 23 million cubic meters of ethanol, 40% of which was anhydrous ethanol and the rest of which was hydrated ethanol. Brazil’s supply of anhydrous and hydrated ethanol is seasonal and depends on the sugarcane harvest. In 2011, 91% of such supply came from Central and Southern Brazil and the remainder of which came from Northern Brazil.

Biodiesel is purchased from the many producers of biofuels in Brazil, and can come from soy and tallow. As of December 31, 2011, there were 57 biodiesel producers, located predominantly in the Midwestern region. Brazil’s biodiesel production in 2011 was less than half of its total production capacity. Since January 2008, which was the first year of the Biodiesel Program, Petrobras has been required to purchase biofuels in auctions promoted by ANP and supply distributors with amounts of biodiesel corresponding to the proportional volume of diesel purchased. This policy aims to prevent distributors from selling diesel without including the minimum required amount of biodiesel.

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

In June 2009, Petrobras reduced diesel and gasoline prices by 15% and 4.5%, respectively. The Brazilian government simultaneously announced an increase in CIDE tax from R$0.18 per liter to R$0.23 per liter for gasoline and from R$0.03 per liter to R$0.07 per liter for diesel. As a result of the increases of CIDE, the decrease in the prices charged to the distributors was 10% for diesel and the price remained unchanged for gasoline, as the increase of CIDE compensated such reduction. In late 2009, the increase in sugar prices in the international market associated with the inter-harvest season in Brazil resulted in a reduced availability of ethanol, pressuring ethanol prices up. In order to balance the availability of ethanol during this period, the Brazilian government reduced the required percentage of anhydrous ethanol mixed with gasoline from 25% to 20% from February 1, 2010 to May 1, 2010, offsetting the effects of the reduced proportion of anhydrous ethanol in gasoline prices through the decrease in CIDE tax on gasoline from R$0.23 per liter to R$0.15 per liter during this period. In 2010, gasoline and diesel prices charged by Petrobras remained stable.

In October 2011, the Brazilian government reduced the required percentage of anhydrous ethanol mixed with gasoline from 25% to 20%, due to a shortage of ethanol production in Brazil. To avoid an increase in the price of gasoline to the end consumer, the Brazilian government simultaneously reduced the CIDE tax from R$0.23 per liter to R$0.1926 per liter. In November 2011, the Brazilian government increased prices of gasoline and diesel by 10% and 2%, respectively, and further reduced the CIDE tax on gasoline A to R$0.091 per liter and on diesel to R$0.047 per liter, offsetting the increase in prices.

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

In accordance with the publication of the Law No. 11,097 on January 13, 2005, the National Biodiesel Program (Programa Nacional de Biodiesel) was created. Since 2008, a certain amount of biodiesel has been required to be added to diesel. In addition, some changes were required in the distributors’ facilities, as well as the restructuring of its logistics. Currently, distributors must add 5% of biodiesel in diesel, according to ANP Resolution No. 4/2010.

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

Since 1971, Petrobras has acted in the Brazilian fuel distribution market through its subsidiary BR. BR is the leader in the fuel distribution market, with market share of 35% in 2011, according to ANP.

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

Sindicom represents the interests of major Brazilian fuel distributors, which controlled 78% of the Brazilian fuel market in 2011. Sindicom was formed in 1941 and its primary purpose is to promote uniform standards for industry regulation and to provide a forum in which members can discuss matters affecting the industry. Sindicom represents its members in discussions before federal and state governmental bodies and presents its members perspectives on relevant laws and regulations, including those relating to taxation, operations, industrial and occupational safety and environmental protection.

During the 1990s, when the process of deregulation began in the fuel distribution sector in Brazil, a number of parties entered the market with a business model based on cost advantages derived from anticompetitive practices through fuel adulteration and tax evasion, including (i) diluting gasoline by mixing solvents or adding anhydrous ethanol in an amount greater than the permitted by applicable law (anhydrous ethanol has its taxation incorporated into gasoline “A” and is historically cheaper than gasoline), (ii) non-payment of federal taxes on fuels, taxes on gross revenues and state value-added taxes and (iii) selling anhydrous ethanol mixed with water as hydrated ethanol. Such practices have enabled these players, all of them non-Sindicom distributors, to increase their market share by charging artificially lower prices also based on artificially lower costs. Sindicom distributors, including Ipiranga, have taken, individually and collectively, a number of actions targeted at reducing or eliminating the effects of these anticompetitive and illegal practices. Among the actions taken were: (i) significant interaction with the Brazilian judiciary, including holding seminars for judges and prosecutors concerning the problems facing the industry and directly participating in tax litigation involving distributors that are not Sindicom members, (ii) sponsorship of the development of a chemical coloring solvent that according to ANP Resolution Nº 36 must be added to anhydrous ethanol in order to prevent the addition of water (and later to be sold as hydrated ethanol), (iii) support of ANP resolution No. 5 that restricts the sale of hydrated ethanol by producers to distributors and prohibits sales by producers to resellers or end-consumers, (iv) supporting ANP resolution Nº 7 that forbids distributors to sell fuels to resellers operating under another brand, except for white-flag dealers, who operate without a brand, (v) contribution to the development of CODIF, a system that electronically controls the collection of value-added taxes on fuel sales, (vi) support in the implementation of electronic invoices at the federal level, concluded in 2008, (vii) support for ANP resolution nº 33, which established brand definition and the obligation of disclosing the origin of the fuels in order to inhibit certain distributors from using a fake brand (known as cloned stations) and (viii) the suggestion of several other measures, supported by ANP, including focusing the collection of PIS/COFINS—Social Integration Program Taxes and Contribution for the Financing of Social Security Taxes at distilleries and the installation of flow meters, which were included in Law 11,727/2008. As a result of these efforts, the more regulated market is leading to the weakening of the business model of lower prices based on artificially lower costs and unfair practices, creating a level playing field and increasing sales volume of the formal market. In 2011, 2010 and 2009, the share of ethanol volume sold by Sindicom members over the total market remained practically stable, representing approximately 60%.

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

Ipiranga

Ipiranga was founded in 1937 and is currently the largest private player in the Brazilian fuel distribution market, with approximately 21% market share and 6,086 service stations in 2011.

In 2011, Ipiranga distributed diesel, gasoline, ethanol, NGV, fuel oil, kerosene, lubricants and greases nationwide. In addition to a traditional fuel distribution business, Ipiranga has implemented a differentiation strategy, by offering other products and services at Ipiranga-branded service stations. This strategy has led to a significant and growing convenience store business, branded “am/pm,” as well as lubricant servicing businesses, “Jet Oil” and “Jet Oil Motos”, and other related products and services.

Markets and marketing. Until March 2009, Ipiranga only operated in the South and Southeast regions of Brazil. After the acquisition of Texaco, Ipiranga became a nationwide distributor and started to operate in the Northeast, North and Midwest regions of Brazil, regions where the fuel consumption grows above the national average rate, given the lower car penetration and faster-growing household income compared to other regions. Under the terms of the Ipiranga Group Transaction Agreements, Petrobras has the exclusive right to use Ipiranga’s brand in the operating regions of the Northern Distribution Business for five years from the date of the acquisition of Ipiranga Group, expiring in April 2012. Until then, Ipiranga will operate with the Texaco brand in those regions. In November 2010, Ultrapar closed the acquisition of DNP, which distributes fuel in the states of Amazonas, Rondônia, Roraima, Acre, Pará and Mato Grosso through a network of 110 service stations, with 4% market share in the North region of Brazil in 2010. See “Item 4.A. Information on the Company — History and Development of the Company.” In 2011, Ipiranga continued its strategy to increase its scale of operations, adding 424 service stations through the conversion of unbranded service stations and the opening of new gas stations. Furthermore, Ipiranga ended 2011 with 60 eco-efficient service stations (Posto Ecoeficiente — service stations with a set of solutions aimed at reducing consumption of natural resources and energy).

Growth in the fuel distribution sector is directly influenced by GDP growth rates and by the size of the car fleet. The number of new vehicles registered in Brazil has grown consistently over the last three years. In 2009, despite the 0.6% decrease in GDP, a record level of car sales was registered in Brazil, as a result of the government reduction in taxes levied on car sales to encourage an increase in demand in the sector, as well as higher credit availability during the second half of the year. In 2010 and 2011, the automotive sector reached a new sales record, mainly as a result of the increased disposable income and credit availability. See “Item 5.D. Operating and Financial Review and Prospects — Trend Information.” See “Item 4.B. Information on the Company — Business Overview — Fuel Distribution — Industry and Regulatory Overview.” Furthermore, legislative changes and inspection in the fuel distribution sector occurred in the last years have progressively curbed unfair competition, creating a level playing field in the Brazilian distribution market. Overtime, these improvements should benefit the formal market by capturing the volume from the grey market.

In 2011, approximately 3.4 million new light vehicles were registered according to ANFAVEA, an increase of 3% from 2010, with flex fuel cars representing 78% of the vehicles registered in 2011.

The total light vehicles fleet in Brazil as of December 31, 2010, according to the last available data, was 29.8 million, according to ANFAVEA. In 2011, the fuel volume sold by Ipiranga grew by 8% compared to 2010, with (i) the combined sales volume of gasoline, ethanol and NGV increasing by 6% driven by the general growth in light vehicle fleet and investments made to expand the service station network, including the acquisition of DNP in November 2010, partially offset by the increased share of gasoline in the sales mix, due to the lower availability and competitiveness of ethanol in 2011 (ethanol and gasoline are perfect substitutes for flex fuel cars; however, gasoline has greater calorific power than ethanol on a per liter basis), and (ii) diesel sales volume increasing by 9% in the period, as a result of the investments made to capture new clients and the growth of the Brazilian economy.

Ipiranga’s sales volume from its service station network accounted for 72% of its total sales in 2011. As of December 31, 2011, there were 6,086 service stations operating under the Ipiranga, Texaco and DNP brands, of which 763 had the land either owned by us or under a long term lease to us and 5,323 owned by third parties. In 2011, 89% of these service stations were located in urban, high population density areas, with the remaining 11% located in highways.

Distribution to large consumers represented 21% of Ipiranga’s sales in 2011. Ipiranga directly sold to 4,386 customers in 2011, including state and municipal governments, industries and cargo and passenger transportation fleet owners.

Ipiranga also sells diesel, lubricants, fuel oil and kerosene to 264 independent TRRs that redistribute these products to small and medium-sized companies throughout Brazil. Ipiranga’s TRR clients consist mostly of companies that have large fixed tanks at their facilities. These clients represented 7% of Ipiranga’s sales volume in 2011.

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

The table below shows Ipiranga’s sales by product:

	Year ended December 31,
	(in thousand cubic meters)
	2011	2010	2009
Client category
Diesel
Service station	6,000.4	5,524.9	4,605.7
Large consumers	4,514.0	4,178.7	3,592.5
Retail - wholesale resellers - TRR	1,554.2	1,328.4	1,078.5
Total Diesel	12,068.6	11,032.0	9,276.7

Gasoline	7,128.6	5,866.8	4,605.4
Ethanol	1,785.8	2,482.8	2,567.5
Others	717.9	768.6	764.3

Total volume sold	21,700.9	20,150.2	17,213.8

Distribution infrastructure. Ipiranga operated through 82 storage terminals as of December 31, 2011, that were strategically located to facilitate fast and economic delivery of its products. There are two types of facilities: primary storage terminals, generally located near the coast and major cities, which are supplied by refineries through pipelines, and secondary storage terminals, which are mainly located inland, and are supplied by primary terminals by railroad or through road transportation for locations not accessible by railroad. Ethanol is supplied to the terminals, by road.

Ipiranga has its own fleet of trucks through its transportation company, Tropical, which was responsible for transportation of 29% of the volume of fuels sold by Ipiranga in 2011, with the remaining portion of the transportation provided by third parties.

Resellers. Ipiranga generally enters into three types of arrangements with resellers in which: (i) it owns land, equipment and buildings for a service station that it leases to an operator, (ii) a third party owns land, and leases it to Ipiranga and it constructs a service station facility or make improvements to an existing facility and leases the station to an operator and (iii) the operator or a third party owns the land and constructs a service station facility or makes improvements to an existing facility that is typically financed by Ipiranga. For all of these arrangements Ipiranga not only owns, but is also responsible for installing the storage tanks and service pumps at the service stations. Under the terms of the contracts and in accordance with applicable law, each reseller operating under Ipiranga’s brand must purchase fuels exclusively from us. For the year ended December 31, 2011, 72% of Ipiranga’s volume sold was through resellers.

Ipiranga has created incentive programs over the years in order to strengthen brand loyalty and its relationship with its reseller network, as well as to differentiate itself from its competitors. These incentive programs include annual rewards to its resellers with international trips through the relationship program Clube do Milhão (Million Club), upon the accomplishment of pre-established goals.

Ipiranga also establishes relationship programs with resellers’ employees, such as Clube Vip (VIP Club), in order to encourage the sale of added-value products and services, including credit cards, such as Cartão Ipiranga (Ipiranga private label credit card), Cartão Ipiranga Carbono Zero (Ipiranga Zero Carbon Card), premium gasoline and lubricants. Training programs are provided to these employees focusing on developing their knowledge about the business and their capacity for selling products and services.

Following the strategy of innovation in the retail segment through a differentiated customer service, in 2008 Ipiranga launched Ipirangashop.com, a service which is aimed to maximize potential business from the large flow of consumers at its fuel service stations and combines two sales channels: the sale of car-related products in its fuel service stations, and through more than 40 thousand items offered on its e-commerce website. Ipirangashop.com was created in a partnership with Grupo Hermes, a large retailer in Brazil, which is in charge of the operational aspects of the service, including the purchase, inventory and delivery of the goods that are sold. Ipiranga, in turn, is responsible for marketing campaigns and for the implementation of Ipirangashop.com in its service station network and website.

In 2009, Ipiranga created Km de Vantagens, a pioneer customer loyalty program in the fuel industry that provides awards and benefits to customers and resellers. Ipiranga developed strategic partnerships to broaden the scope of the program and the benefits for its clients and resellers, including partnership in areas of entertainment, tourism, magazines and airline tickets, among others. By the end of 2011, Km de Vantagens had more than 8.4 million clients registered.

In 2010, through its am/pm convenience stores, the largest convenience store network in Brazil, Ipiranga launched some initiatives to increase product offer through the launch of private label products, including energy drinks and snacks, and the expansion of the am/pm bakeries, providing to the resellers the benefit of an additional source of income, as well as strengthening the am/pm brand. Ipiranga ended 2011 with 1,203 am/pm stores.

The Jet Oil units, Ipiranga’s lubricant-changing and automotive service specialized network, ended 2011 with 761 franchises whereas Jet Oil Motos, the first specialized lubricant-changing and service network for motorcycles, reached 113 franchises. These strategic differentiation initiatives implemented by Ipiranga resulted in a better value proposition for customers and resellers, generating benefits for the whole chain – the consumer gets access to differentiated products, the reseller earns higher revenues, and the service station obtains a differentiated positioning, thus contributing for an increase in the company’s income.

In addition, we analyze our service stations and franchises’ results on a monthly basis and compare them to established marketing plans in order to recognize and implement improvements for our resellers’ network, as well as to identify resellers who surpassed their individual goals and, therefore, are eligible to be awarded under the incentive programs.

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

In 2011, the sugarcane harvest in the Center-South region was affected by adverse climate conditions. Furthermore, reduced investments in production capacity during the 2008-2009 global financial crisis contributed to an increase in sugar prices, which encouraged ethanol/sugar mills to prioritize sugar production over ethanol production. As a result, ethanol production in 2011 was lower than that in 2010.

Storage of fuels. Ipiranga stores its fuels in large tanks at each of its facilities located throughout the regions in which it operates. Primary facilities receive fuels directly from Petrobras by pipeline and from distilleries by railroad and road transportation and secondary facilities are supplied by railroad and truck. See “Item 4.D. Information on the Company — Property, Plant and Equipment.” In 2011, Ipiranga’s storage capacity was 480,466 cubic meters. Based on its 2011 average sales, Ipiranga can store approximately eight days of fuel supply, in line with the average stock period of the fuel distribution industry. Accordingly, an interruption in the production of oil-based fuels for longer than that time period could result in shortages, such as the one that occurred during the Petrobras strike in 1995.

Competition. Ipiranga’s main competitors in 2011 were:

•

Petrobras Distribuidora S.A. (“BR”), a subsidiary of Petrobras, which has been operating in the Brazilian fuel distribution sector since 1971. BR is the Brazilian market leader and operates throughout the entire country.

•

Raízen Combustíveis S.A. (“Raízen”), a joint venture between Cosan S.A. (“Cosan”) and Shell International Petroleum Company Limited (“Shell”), a subsidiary of Royal Dutch Shell. Cosan is the largest producer of sugar and ethanol in Brazil, having entered the fuel distribution market in 2008, when it acquired Esso’s fuel distribution business in Brazil. In February 2010, Cosan announced that it entered into a non-binding memorandum of understanding with Shell, which has operated in Brazil since 1913, for the creation of a joint venture combining certain of their respective assets, including their respective distribution businesses. In August 2010, Cosan announced the conclusion of the negotiations and the signing of the contracts establishing the joint venture. The formalization of Raízen S.A., Raízen Energia S.A. and Raízen (joint venture companies) was completed on June 1, 2011.

•

Alesat, a domestic Brazilian fuel distributor created in 2006 as a result of the merger of Ale and Satelite, is present in 21 Brazilian states. In December 2008, Alesat acquired the fuel distribution business of Repsol YPF in Brazil, which had a 1% market share in 2008.

The following table sets forth the market share of Ipiranga and its competitors based on ANP data:

	Year ended December 31,
Distributor (1)	2011	2010	2009
Petrobras	34.7	34.4	34.0
Ipiranga(2)	21.4	20.7	20.9
Raízen(3)	17.6	17.9	17.6
Alesat(4)	3.8	3.8	4.2
Others	22.5	23.2	23.3

Total cubic meters	100.0	100.0	100.0

(1)	Volume sold of gasoline, ethanol and diesel.
(2)	Includes Texaco’s volumes for the entire year of 2009 and DNP’s volumes from November 2010 onwards.
(3)	Includes the volume sold by Esso and Shell prior to the closing of the joint venture.
(4)	Includes Repsol in all periods.

The retail market for gasoline, diesel and ethanol in Brazil is highly competitive, with similar products being sold and relatively low margins. Therefore, our strategy is to differentiate ourselves in the market by offering value-added services to complement our main products, with the goal of becoming the preferred choice of customers. In line with this strategy, in 2011 Ipiranga was the first distributor to launch online sales of fuel. This initiative allows clients to purchase credits of fuel through its website. With these credits, clients are able to purchase fuel at any of the Ipiranga’s accredited service stations. Participants of the Km de Vantagens program who purchase credits online can get a discount on the credit price, which represents another benefit for client loyalty.

In 2009, Ipiranga launched an innovative client loyalty program for the customers of its service station network, Km de Vantagens, and the specialized oil-changing service for motorcycles in Brazil, Jet Oil Motos. In 2008, Ipiranga launched Ipirangashop.com, offering new products and services to the customers in its service stations and increasing the sources of revenues for itself and its resellers. In 2007, Ipiranga invested in the marketing campaign Gasolina Original (Original Gasoline) aiming at reinforcing the quality and reliability of Ipiranga’s gasoline. In 2007, Ipiranga also launched Gasolina Original Aditivada, a premium gasoline, with a higher added value. Media campaigns were created for the launch of this product and the sales of this premium gasoline were included as targets of our incentive programs, such as Clube Vip and Clube do Milhão. In order to add value to the diesel sold, Ipiranga offers complementary programs to facilitate control of the product sold to large consumers allowing them to reduce their fuels costs, such as the Freight Monitor (Controle Teleprocessado de Frotas) and Digital Freight (Frete Digital).

The following graph shows sales volumes for the Brazilian market and Ipiranga for the periods indicated:

(1)	Diesel, gasoline, ethanol and natural gas for vehicles (Source: ANP, Brasil Energia and Sindicom). Information provided by ANP and Sindicom are subject to retroactive adjustments and, therefore, can differ from the information contained herein.

Quality. In 1998, Ipiranga’s terminal in Londrina, in the state of Paraná, received the first ISO 14001 (Environmental Management System) certificate for a fuel distribution terminal in Latin America. In the same year, Ipiranga’s lubricant factory located in Rio de Janeiro obtained an ISO 9001 (Quality Management System). In 1999, Ipiranga’s Betim Terminal obtained ISO 9001 and ISO 14001 certifications and OHSAS 18001 (Safety and Occupational Health Management System) in 2008. Ipiranga has adopted for almost 10 years its own environmental management system through a program called SIGA, which applies the highest international standards to its policies. In addition to initiatives focused on management, training and investments in preventive technology, since 2009 SIGA expanded its scope to include areas such as safety, health, quality and social responsibility, in order to align the operations of its terminals to a broader vision of sustainability. Evolving to the SIGA+ concept (Ipiranga’s management system applied to health, safety, environment, quality and social responsibility), the program included, in 2010, audits to verify the results of its implementation and to identify areas of improvement. In 2011, 32 operational units were audited.

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

First generation companies. Brazil’s first generation companies, which are referred to as “crackers,” break down or “crack” naphtha (a by-product of the oil refining process), their principal feedstock, into basic petrochemicals. In Brazil, the crackers supply their naphtha requirements from Petrobras and through imports. Currently, Petrobras is the major Brazilian producer of naphtha. The basic petrochemicals produced by the crackers include olefins, primarily ethylene, propylene and butadiene, and aromatics, such as benzene, toluene and xylenes. Braskem has three naphtha-cracker plants, located in Camaçari, in Triunfo and in Mauá. Brazil’s naphtha cracker units sell these basic petrochemicals to second generation companies. The basic petrochemicals, which are in the form of either gases or liquids, are transported to the second generation companies through pipelines for further processing. This sector is passing through a restructuring process, with the emergence of Braskem as the main player and Petrobras as a relevant minority shareholder.

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

In 2011, there were 47 second generation companies operating in Brazil, including Oxiteno. The intermediate petrochemicals are produced in solid form (as plastic pellets or powders) and in liquid form and are transported through roads, railroads or by ship to third generation companies.

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

Third generation companies produce a variety of consumer and industrial goods, including containers and packaging materials, such as bags, film and bottles, textiles, detergents and paints as well as automobile parts, toys and consumer electronic goods. There are over 11,500 third generation companies operating in Brazil.

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

The São Paulo complex, located in the municipality of Santo André and Mauá in the state of São Paulo, was created in 1972 and is the oldest petrochemical complex in Brazil. Braskem, supplies first generation petrochemicals to 26 second generation companies including Oxiteno. Braskem has an ethylene production capacity of 700 thousand tons per annum.

The southern complex, located in the municipality of Triunfo in the state of Rio Grande do Sul, is based around the raw materials cracker, Braskem, and includes six second generation companies. Braskem’s plant in Triunfo has an ethylene production capacity of 1.5 million tons per annum. Oxiteno does not purchase ethylene from Braskem in Triunfo, but purchases C4, a raw material used in the production of Methyl-ethyl-ketone, or MEK.

In December 2005, Rio Polímeros S.A. (“Riopol”), a subsidiary of Braskem located in the state of Rio de Janeiro, started operations of its ethylene production plant based on natural gas. RioPol has an ethylene production capacity of 520 thousand tons per year. All of RioPol’s ethylene production is used in its own polyethylene production.

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

Oxiteno

We operate in the chemical sector through the second generation company, Oxiteno, a wholly owned subsidiary of Ultrapar. Oxiteno is the only Brazilian producer of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers and methyl-ethyl-ketone. Oxiteno is also a major producer of specialty chemicals. Besides a plant in Venezuela, Oxiteno is the only ethylene oxide producer in South America. Its products are used in a broad range of industrial sectors, such as cosmetics, detergents, crop protection chemicals, polyester, packaging, coatings and oil industry. During the year ended December 31, 2011, Oxiteno sold 660 thousand tons of chemical and petrochemical products.

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

Ethylene
Oxygen
Phenol
Methyl Alcohol
Ethyl Alcohol
Butyl Alcohol
Propylene Oxide
ETHYLENE OXIDE
Ethylene Glycols MEG, DEG, TEG
Phenylglycol Ethers ULTRASOLVE* P 240 A
Methylglycol Ethers EMDEG, EMTEG
Ethylglycol Ethers EEMEG, EEDEG, EETEG
Butylglycol Ethers
Polyols ETOL*
Ethylene Oxide
Acetic Acid
Acetic Acid
Ethylene Oxide Propylene Oxide
Engine Coolants ULTRAFLUID* AC
Polyethylene Glycols ULTRAPEG*
Glycol and PEG Esters ALKEST*
Brake Fluids ULTRAFLUID* D
Ethylglycol Acetate AEEMEG
Buryglycol Acetate
ED/PO Alcohols ULTRARIC*
Fusel Oil
Natural Alcohol AIP
Acetic Acid
Natural Alcohol Acetates AAIP
Butene
sec-Butyl Alcohol SBA
Methylethylketone MEK
Acetic Acid
sec-Butyl ULTRASOLVE* M1200
Ammonia
Nonene
Phenol
Bisphenol
Fatty Amines
Vegetable Oils
Nonylphenol
ETHYLENE OXIDE
Ethanolamines MEA, DEA, TEA
Ethoxylated Nonylphenols ULTRANEX* NP
Ethoxylated Bisphenols ULTRATINT* BP
Ethoxylated Fatty Amines ULTRAMINA*
Ethoxylated Vegetable Oils ULTRAMONA*, SUFORM* R
Vegetable Oils
P_2O_5
Alkanolamides ALKOLAN*
Phosphoric Esters ALKIFOS*

Commodity products. The following are Oxiteno’s principal commodity products and their principal uses and markets:

Ethylene oxide. Ethylene oxide is a colorless and highly flammable gas at room temperature and atmospheric pressure. Ethylene oxide is produced in a continuous production process by gaseous phase catalytic partial oxidation of ethylene by oxygen at high temperature and pressure. In 2011, Oxiteno used 96% of its ethylene oxide production in the production of derivatives and sold the remaining 4% to other petrochemical companies.

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

Specialty chemicals. The following table sets forth Oxiteno’s principal specialty chemical products and their principal uses and markets.

Major Markets	Specialty Chemicals	Examples of uses and effects
Detergents	Alkylbenzene sulfonic acids, alkylsulfates, alkyl ether sulfates, ethoxylated alkylphenols, ethoxylated fatty alcohols, polyethyleneglycols, alkanolamides, betaines, sulphosuccinates, block copolymers EO/PO	Used in detergents, the specialty chemicals are added mainly to improve cleaning power and foaming and to reduce skin irritability.

Cosmetics	Alkylsulfates, alkyl ether sulfates, betaines, ethoxylated fatty alcohols, polyethyleneglycols, alkanolamides, ethoxylated sorbitan esters, sorbitan fatty esters	Used in cosmetics as moisturizers, detergents for foaming and residue removal, and reduction of eye irritation in shampoos.

Crop protection chemicals	Ethoxylated fatty amines, ethoxylated alkylphenols, alkyl ether sulfates, blends, naphthalene sulfonate, ethoxylated vegetable oil, copolymers EO/PO	Used as part of the composition of crop protection chemical, such as herbicides. Increases their efficiency, by improving soil penetration and adherence of the products to plant surfaces.

Foods	Sorbitan fatty esters, ethoxylated sorbitan esters, emulsifiers, stabilizers, dispersants	Principally used as additives for breads and cakes, improving their texture and consistency, and as an emulsifier responsible for ice cream creaminess.

Textiles	Ethoxylated alkylphenols, ethoxylated fatty alcohols, ethoxylated vegetable oils, ethoxylated fatty amines, antistatic agents, lubricants, softeners, emulsifiers, antifoamers, mercerizing additives, humectants, low foam detergents	Used in the processing of textiles, improving spinning and weaving performance. Permits greater evenness in the mixing of fibers, dyeing, bleaching and improving the softness of the final cloth.

Leather	Ethoxylated alkylphenols, polyethyleneglycols, naphthalenes, sulfonates	Applied from the beginning of the leather processing stage up to the finishing stage as an emulsifier, detergent, degreaser, dispersant, moistener, color penetrating agent and vulcanization additive (manufacture of soles).

Hydraulic fluids	Ethylene glycol ethers, ethylene glycols, corrosion inhibitors	Used directly as hydraulic fluids in vehicles. Brake fluids guarantee brake system performance and safe braking. Cooling liquids help to cool the motor and maintain the correct operating temperature.

Oil field chemicals	Additives, emulsion breaker, mutual solvent, surfactant, antifouling, glycols, ethanolamines and dispersants	Chemical inputs applied in all stages of the production of oil and gas, such as drilling, cementing, completion, stimulation, production and refining, each one with specific characteristics.

Coatings	Acetates, alcohols, glycols ethers, glycols, ketones, alkyl ether sulfates, ethoxylated alkylphenols, ethoxylated fatty alcohols, block copolymers EO/PO	Solvents and surfactants are used in the preparation of paints and coatings, adhesives and inks. Solvents serve multiple functions in solvent borne paints and coatings: solubilization of the resin or polymer forming the continuous coating phase, pigment wetting and viscosity reduction to facilitate the application of the coating. Surfactants are used in emulsion polymerization and also as additive: thickeners, antifoaming agents, additives used to control rheological properties and others.

Domestic sales. The Brazilian petrochemicals industry seeks to prioritize demand from the domestic market, where there is greater value added, although sales are also made to the overseas market. While Oxiteno sells the larger part of its commodities and specialty chemicals in Brazil, production capacity exceeds domestic market demand, with Oxiteno exporting surplus production to more than 40 countries in Asia, Latin America, Europe and North America. Oxiteno maintains production capacity above local demand for strategic reasons. For the years ended December 31, 2011, 2010 and 2009, 28%, 29% and 31% of Oxiteno’s net sales, respectively, were from sales outside Brazil. For the years ended December 31, 2011, 2010 and 2009, 27%, 29% and 32% of Oxiteno’s sales volume, respectively, were from sales outside Brazil. In the Brazilian market, mono-ethylene glycol, or MEG, produced by Oxiteno, is sold mainly to chemical companies that manufacture polyester fiber, which is used to produce a variety of fabrics, and is also sold to producers of polyethylene terephthalate, or PET, which is a polymer used to make packaging, such as soft drink bottles.

The following table shows Oxiteno’s domestic market sales volume by market segment for the period indicated:

	Year Ended December 31,
Market sector	2011	2010	2009(1)
	(in thousand metric tons)
Cosmetics and detergents	103.3	105.1	93.0
Crop protection	94.5	101.7	88.9
Distributors	56.4	61.8	57.0
Coatings	48.1	48.2	39.7
Polyester	57.6	35.1	27.6
Oil and Gas	30.9	34.1	33.5
Glycols	27.5	33.9	31.6
EO / DOT (brake fluids)	30.4	31.8	31.7
Performance Products (2)	24.0	25.9	21.3
Others(3)	6.2	5.2	5.5

Total Brazilian market	478.7	482.8	429.8

(1)	Figures in 2009 were reclassified to reflect the current structure of market sector and management responsibility.
(2)	Includes food, civil construction, textiles, leather and paper.
(3)	Includes mineral oils and polymers.

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

Sales outside Brazil. Oxiteno’s export sales are made mainly to customers in the Mercosur, Far East, Europe and NAFTA. In Europe, Oxiteno exports its products mainly to the Netherlands, Germany, Italy, Belgium and Spain. In the Far East, Oxiteno exports its products mainly to China, Taiwan, Japan and South Korea.

The following table sets forth Oxiteno’s sales by volume for each geographic market served by Oxiteno in the periods indicated:

	Year Ended December 31,
Breakdown of sales volume outside Brazil	2011		2010		2009
	(in thousand metric tons and percentage of the total)
From Oxiteno Brazil
Mercosur (not including Brazil)	49.1	27%	58.8	29%	48.3	24%
Europe	11.2	6%	15.0	7%	19.2	9%
Far East	16.4	9%	19.7	10%	24.7	12%
NAFTA	9.6	5%	19.4	10%	33.6	16%
Other	11.1	6%	13.5	7%	13.0	7%
Sub-Total	97.3	54%	126.5	63%	138.8	68%

	Year Ended December 31,
Breakdown of sales volume outside Brazil	2011		2010		2009
	(in thousand metric tons and percentage of the total)
From Oxiteno Mexico
Mexico	39.6	22%	32.6	16%	32.1	16%
USA	18.5	10%	13.9	7%	10.4	5%
Other	6.5	4%	8.8	4%	6.0	3%
Sub-Total	64.5	36%	55.3	27%	48.5	24%
From Oxiteno Andina
Venezuela	16.8	9%	16.6	8%	16.6	8%
Other	2.3	1%	3.0	1%	0.7	0%
Sub-Total	19.1	11%	19.6	10%	17.3	8%

Total	180.9	100%	201.3	100%	204.6	100%

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

For the year ended December 31, 2011, Oxiteno Mexico’s sales volume totaled 64,519 tons, representing a 17% growth compared to the year ended December 31, 2010, and a 22% compound average growth rate over 2004, the first year that its plants operated under Oxiteno’s management. We believe Oxiteno Mexico’s success represents a positive step in our expansion outside Brazil, and also strengthens Oxiteno’s brand.

In September 2007, Oxiteno acquired 100% of the shares of Arch in Santa Rita, Venezuela (renamed Oxiteno Andina). For the year ended December 31, 2011, Oxiteno Andina’s sales volume totaled 19,082 tons. See “Item 4.A. Information on the Company — History and Development of the Company.”

As part of our strategy to grow outside of Brazil, we opened commercial offices in Argentina in 2006, in the United States in 2007, in Belgium in 2008 and in Colombia in 2011.

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

In 2011, Oxiteno’s main customers in the domestic market include Monsanto, which mainly purchases ethanolamines, Syngenta, which mainly purchases surfactants, Brenntag, which mainly purchases solvents, and Indústrias Gessy Lever Ltda. (Unilever), which mainly purchases surfactants. In the international market, Oxiteno sells both to industrial customers, including Unilever Argentina, Procter&Gamble, and Syngenta, as well as trading companies and other third-party distributors. In 2011, Oxiteno’s ten largest customers accounted for 29% of its net sales. No single customer accounted for more than 5% of Oxiteno’s net sales in such year.

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

Oxiteno’s principal competitors are Shell Chemical, Dow Chemical, LyondellBasell, Clariant, BASF S.A., Rhodia and Stepan.

Research and development. Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. As of December 31, 2011, 102 employees of Oxiteno were engaged in research and development and engineering activities. Oxiteno’s research and development expenditures in 2011, 2010 and 2009 were R$21.7 million, R$18.6 million and R$20.5 million, respectively. In 2004, Oxiteno founded its own “Science and Technology Council”, with six of the world’s major specialists in surfactants as members. These specialists, with experience in the surfactant industry or in the academic environment in the US, Europe and Latin America, follow the trends and opportunities in the sector. Since 2004, the council, currently composed of five specialists, has met once a year in September in São Paulo to analyze Oxiteno’s research and development project portfolio, as well as the management methodology applied. Their recommendations enable Oxiteno to improve its research and development activities’ efficiency, as well as to broaden the reach of its partnerships with international entities.

Oxiteno’s investments in research and development have resulted in the introduction of 41 new applications for its products during the last three years. Oxiteno will continue to invest in research and development focused on developing new product applications to meet clients’ needs.

Raw materials. Oxiteno’s principal raw material is ethylene. For the year ended December 31, 2011, ethylene was responsible for 32% of Oxiteno’s variable costs of production and 27% of its total cost of sales and services. Among Oxiteno’s other raw materials, the principal materials include palm kernel oil, C4, butyl alcohol, primary fatty amine and phenol. Supply of ethylene constitutes an entry barrier for new ethylene oxide producers in the country since the current production capacity of ethylene by Brazilian crackers is committed to existing second generation companies, including Oxiteno, and significant investments are needed for the construction of a new cracker. Additionally, ethylene’s transport and storage is complex and expensive because it must be kept at a temperature below -200 degrees Fahrenheit (-100 degrees Celsius) during transportation and storage, therefore importing and exporting of ethylene is generally uneconomical. Accordingly, the naphtha crackers, such as Braskem, are largely dependent for their sales upon the second generation petrochemical companies, such as Oxiteno, located in the respective petrochemical complexes.

Ethylene supply. Ethylene is used for the production of ethylene oxide at the Camaçari plant and the Mauá plant. Braskem supplies all of Oxiteno’s ethylene requirements for the Camaçari plant and Mauá plant, through pipelines, thus minimizing the costs of delivery of ethylene and helping to ensure the reliability of supply. See “Item 4.B. Information on the Company — Business Overview — Petrochemicals and Chemicals — Industry and Regulatory Overview.”

Oxiteno has a contract until 2021 with Braskem governing the conditions for the supply of ethylene from Braskem to Oxiteno. Under the terms of the agreement, which establishes the minimum quarterly consumption of ethylene, Oxiteno is currently required to purchase and Braskem is currently required to supply at least 225 thousand tons of ethylene per year and up to 265 thousand tons per year. The minimum purchase commitment is subject to proportional reduction in the case of scheduled shutdowns in the supplier’s and/or Oxiteno´s facilities. The supply price is indexed to ethylene prices on international markets and on the volume purchased by Oxiteno.

In August 2008, Oxiteno signed an ethylene supply agreement with Quattor (which now is owned by Braskem S.A.) that expires in 2023. The contract establishes and regulates the conditions for the supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. The minimum purchase commitment is subject to proportional reduction in the case of scheduled shutdowns in the supplier’s and/or Oxiteno’s facilities.

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

The following table shows the average ethylene prices referenced to the North-Western Europe (NWE) contract prices:

NWE
(US$/ton)
2011
First Quarter	1,569
Second Quarter	1,734
Third Quarter	1,565
Fourth Quarter	1,484
Maximum Price in Year	1,755
Minimum Price in Year	1,422
Year Average	1,588
2010
First Quarter	1,263
Second Quarter	1,224
Third Quarter	1,225
Fourth Quarter	1,328
Maximum Price in Year	1,335
Minimum Price in Year	1,182
Year Average	1,260
2009
First Quarter	773
Second Quarter	939
Third Quarter	1,172
Fourth Quarter	1,246
Maximum Price in Year	1,274
Minimum Price in Year	680
Year Average	1,032

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

Other raw materials. For the year ended December 31, 2011, other raw materials, such as palm kernel oil, C4, butyl alcohol, acetic acid, nonene, phenol, primary fatty amine, ethanol, oxygen, base oils, ammonium and other accounted for approximately 42% of Oxiteno’s variable costs and 35% of its total costs of sales and services.

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

Income tax exemption status. Pursuant to legislation that provides tax relief for industries located in the northeast region of Brazil, Oxiteno benefited from an income tax exemption on operating profits from sales of its products at the Camaçari plant until December 2006. In December 2006, the Camaçari plant’s income tax exemption expired and a request was filed with ADENE (Northeast Development Agency), the agency in charge of managing this incentive program, seeking a 75% income tax reduction until 2016. The income tax reduction was approved by ADENE in May 2007. Income tax exemptions amounted to R$14.2 million and R$19.8 million for the years ended December 31, 2011 and 2010, respectively. We cannot guarantee that there will be no amendments to the current tax legislation. For further information see Note 9(c) to our consolidated financial statements.

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

Oxiteno developed an important project to increase the use of renewable raw materials, the oleochemical unit, which uses palm kernel oil, extracted from the palm seed, to produce fatty alcohols and its by-products. After the start-up of the oleochemical unit, the share of renewable raw materials in Oxiteno’s raw materials total costs reached 24% in 2011, compared with 8% in 2007. In 2010, Oxiteno joined the Roundtable on Sustainable Palm Oil, an organization that works to regulate the sustainable plantation of palm, aiming to strengthen its regional leadership and its sustainability practices.

Storage services for liquid bulk

Ultracargo

Ultracargo is the largest provider of storage for liquid bulk in Brazil. Ultracargo’s main differentiating characteristic is the strategic location of its facilities, located close to the main Brazilian ports and rail junctions in Brazil. Ultracargo stores and handles liquid bulk, mainly chemicals, fuels and vegetable oil. Ultracargo also offers ship loading and unloading services, the operation of pipelines, logistics programming and installation engineering. Ultracargo’s ten largest clients accounted for 65% of its revenues in 2011, with its three largest clients, Braskem, Petrobras and Oxiteno accounting for 24%, 9% and 6%, respectively, of Ultracargo’s revenues. Ultracargo’s strategic location of its operations, close to the main Brazilian port terminals, railroad junctions and roads, is one of the company’s main strengths and a key driver of integrated services profitability. The latest available data shows that Ultracargo accounted for approximately 68% of all tank capacity for liquids at the Aratu port in the State of Bahia, which serves South America’s largest petrochemicals complex. The company is also present in the port of Santos, in the state of São Paulo, which was responsible for 25% of the Brazilian foreign trade in 2011. The Santos terminal, which started operating in mid-2005, has become the largest storage facility operated by Ultracargo after the integration of the terminals acquired from União Terminais in 2008. In December 2009, with the acquisition of Puma, Ultracargo added 83,400 cubic meters to its current capacity. See “Item 4.A. Information on the Company — History and Development of the Company.”

As of December 31, 2011, Ultracargo operated storage facilities with a capacity of 664 thousand cubic meters. Ultracargo’s history is one of pioneering logistics solutions in the Brazilian market. In July 2010, Ultrapar sold Ultracargo’s in-house logistics, solid bulk storage and road transportation businesses, with the transfer of shares of AGT and Petrolog to Aqces. This transaction allowed Ultracargo to focus exclusively on its liquid bulk storage business, a segment in which it has a leadership position. See “Item 4.A. Information on the Company — History and Development of the Company.”

Storage. Ultracargo primarily provides storage services for liquid bulk, especially chemicals, fuels and vegetable oil. Ultracargo provides storage facilities to Braskem and most of the second-generation petrochemical companies in the Northeastern Petrochemical Complex, including Oxiteno. Transactions between Ultracargo and Oxiteno are carried out strictly on an arm’s-length basis. At the end of 2003, Ultracargo maintained four liquid bulk storage terminals — in Aratu in the state of Bahia, in Paulínia and Santos in the state of São Paulo, and in Suape in the state of Pernambuco. In late 2004, Ultracargo completed construction of an intermodal terminal in Montes Claros, in the state of Minas Gerais. With the acquisition of União Terminais in 2008, Ultracargo also started to operate in Paranaguá, in the state of Paraná, and in Rio de Janeiro, in the state of Rio de Janeiro.

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

In 2010, Ultracargo added 16 thousand cubic meters to its liquid bulk storage in the terminal of Santos. Additionally, in July 2010, Ultrapar sold Ultracargo’s in-house logistics, solid bulk storage and road transportation businesses, with the transfer of shares of AGT and Petrolog to Aqces. This transaction allowed Ultracargo to focus exclusively on its liquid bulk storage business, a segment in which it has a market leadership position. See “Item 4.A. Information on the Company — History and Development of the Company.” In 2011, Ultracargo added 26 thousand cubic meters to its liquid bulk storage capacity in the Suape terminal.

Income tax exemption status. Pursuant to legislation which offers tax relief to industries located in the northeast region of Brazil, Ultracargo enjoys a 75% reduction in income tax on the total operating profits in its Aratu terminal, valid through 2012, and in its Suape terminal, valid through 2020. For the years ended December 31, 2011 and 2010, tax breaks totaled R$4.0 and R$2.6 million, respectively. We cannot assure that there will be no amendments to the current legislation. For further information see Note 9(c) to our consolidated financial statements.

Quality. In 2007, Ultracargo’s main terminal in Aratu obtained an ISO 14000 certification. In 2006, Ultracargo completed its ISO 9001:2000 recertification process. The evaluation process occurred under a unified Quality Management System for the entire country. Paulínia terminal obtained the ISO 14000 certification in 2004 and underwent re-certification process in 2009. The adequate treatment of the environment as a central element of Ultracargo’s strategy is also present in the Santos terminal, designed and built to meet the highest safety and environmental standards, consequently obtaining the ISO 14001 certification in 2007 and ISO 18001 in 2009. In 2011, we also obtained an ISO 14000 certification for the Suape terminal.

Oil Refining

RPR consists of a refinery in the city of Rio Grande, in the state of Rio Grande do Sul, in the Southern region of Brazil. The refinery’s nominal capacity is 17,000 barrels per day, and its principal products include gasoline, diesel, naphtha, fuel oil, LPG, kerosene, maritime bunker, asphalt and solvents. In 2011, the average production of the refinery was 15,180 barrels per day, which represented 89% of the refinery’s nominal capacity, and less than 1% of the total Brazilian oil refining capacity, according to ANP data. Ultrapar currently owns approximately one third of the capital of RPR. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Ipiranga Group.” RPR’s results have been proportionally consolidated into Ultrapar’s financial statements since the acquisition of Ipiranga Group. Results generated by the oil refining operations are not significant to Ultrapar. In 2011, the adjusted EBITDA from RPR operations consolidated into Ultrapar’s adjusted EBITDA amounted to R$3.0 million, corresponding to less than 1% of Ultrapar consolidated adjusted EBITDA for the year.

In 2009 and 2010, RPR’s results benefited from relatively stable oil prices. In 2011, RPR faced a more challenging operating scenario, due to costly raw materials and market selling prices below international benchmarks. No assurance can be given that market conditions will change throughout this year. See “Item 4.A. Information on the Company — History and Development of the Company.”

Insurance

We maintain insurance policies covering all the facilities of our wholly owned subsidiaries, which we consider appropriate to cover the risks to which we believe we are exposed, including but not limited to loss and damage from fire, lightning, explosion of any nature, windstorm, plane crash and electrical damage. The maximum indemnification amount per event, including business interruption, based on the maximum possible loss that could result from specific location, is US$1,509 million, as of December 2011.

We have general liability insurance that covers all our wholly owned subsidiaries with coverage of up to a maximum of US$400 million for losses and damage incurred by third parties as a result of any accidents that occur in connection with our commercial/industrial operations and/or the distribution and sale of our products and services.

In addition, we also take out group life and personal accident, health and national and international transportation and other insurance policies.

We believe that our insurance covers, in all material respects, the risks to which we are exposed and is in line with industry standards. However, the occurrence of losses or other liabilities that are not covered by insurance or that exceed the limits of our insurance coverage could result in significant unexpected additional costs to us.

C. Organizational Structure

The following chart shows our organizational structure for our principal subsidiaries as of December 31, 2011:

(1)	Percentages represent approximate ownership of voting share capital and total capital (voting capital/total capital).
(2)	Minority stakes in Utingás are mainly held by Liquigás Distribuidora S.A. and SHV Gas (31% and 8% of total capital, respectively).
(3)	Other shareholders of RPR are Petrobras and Braskem, each holding 1/3 of the shares.
(4)	União Vopak – a company jointly owned by Tequimar and Vopak Brasil S.A.

We conduct our LPG distribution business through Ultragaz, which subsidiaries are Cia Ultragaz, Bahiana, Utingás and LP Azul. Cia Ultragaz operates in the business of filling and distribution of LPG bottles, primarily in the South, Southeast and Midwest regions of Brazil. Bahiana operates in the business of the filling and distribution of LPG bottles, primarily in the Northeast regions of Brazil. LP Azul (formerly Repsol) was acquired on October 20, 2011 and operates in the bulk segment in the Southeast region of Brazil. Utingás is an LPG storage company, with facilities in the states of São Paulo and Paraná.

We conduct our fuel distribution business through Ipiranga, represented by our wholly-owned subsidiary IPP, except for IPP’s subsidiaries that operates in the LPG distribution business, as described above. Ipiranga covers the distribution and marketing of petroleum products, fuel ethanol and NGV throughout Brazil. IPP also controls am/pm, the master franchisor of the am/pm brand in Brazil and Tropical, which provides transportation services for Ipiranga and other fuel distributors.
We conduct petrochemical and chemical activities through our wholly-owned subsidiary, Oxiteno. Oxiteno operates in the petrochemical and chemical sector directly and through its subsidiaries, Oxiteno Nordeste, Oleoquímica, EMCA, Oxiteno Mexico and Oxiteno Andina. Oxiteno directly operates plants located in the state of São Paulo. Oxiteno Nordeste operates plants located in Camaçari, in the state of Bahia, and in Triunfo, in the state of Rio Grande do Sul. Oleoquímica and EMCA also operate in the Camaçari plant. Oxiteno Mexico operates three plants in Mexico. Oxiteno Andina operates one plant located in Venezuela. Oleoquímica is the subsidiary through which we built a fatty alcohol plant in Camaçari.

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

For further information see “Item 4.A. Information on the Company — History and Development of the Company.”

D. Property, Plants and Equipment

Ultragaz

Ultragaz’ LPG distribution network includes 17 filling plants. LPG is carried to the filling plants either via gas pipelines from Petrobras’ installations or by tanker trucks. When LPG transportation is via gas pipeline the bases are known as primary and when transportation is via tanker truck, the bases are known as secondary. Ultragaz also operates LPG storage bases, known as satellite bases for supplying our bulk trucks. Ultragaz maintains storage facilities for LPG bottles and satellite bulk distribution plants at strategic locations in order to maintain supplies close to its customer bases and thus to reduce transportation costs. LPG is stored in the filling plants in large LPG storage tanks with a typical capacity of 60 tons per tank. In the case of LPG to be delivered in bulk, the LPG is pumped directly from the storage tanks into the bulk tankers. In the case of LPG to be delivered in bottles, the LPG is pumped from the storage tanks into a number of filling heads, which fills the LPG bottles.

The following table sets forth the total storage capacity, total filling capacity (assuming one 8-hour shift per day) during 2011 and the 2011 average filling utilization for each of Ultragaz’s primary and secondary filling stations and satellite stations.

Base	Type	Total storage capacity	Filling capacity		2011 average filling utilization rate
		(in tons)	(in tons per month)
Capuava	Primary	720	14,449		97%
Santos	Primary	2,400	3,608		76%
São José dos Campos	Primary	960	4,813		84%
Rio de Janeiro	Primary	500	7,822		67%
Barueri	Secondary	1,500	5,850		70%
Araraquara	Satellite	60
Mauá	Satellite	720
Pouso Alegre	Satellite	60
Paulínia	Primary	2,250	9,982		98%
Araucária	Primary	240	9,693		81%
Canoas	Secondary	600	4,750		79%
Betim	Secondary	480	6,402	(1)	118%
Imbiruçu	Satellite	372
Ribeirão Preto	Secondary	180	4,646		98%
Goiânia	Secondary	360	4,212		80%
São José do Rio Preto	Satellite	60
Araçatuba	Satellite	180
Bauru	Satellite	60
Cascavel	Satellite	120
Londrina	Satellite	60
Blumenau	Satellite	60
Chapecó	Satellite	60
Florianópolis	Satellite	60
Joinville	Satellite	60

Base	Type	Total storage capacity	Filling capacity	2011 average filling utilization rate
		(in tons)	(in tons per month)
Caxias do Sul	Satellite	60
Ponta Grossa	Satellite	60
Sorocaba	Satellite	120
Mataripe	Primary	900	20,124	81%
Suape	Primary	500	5,962	96%
Caucaia	Secondary	420	7,371	93%
Aracaju	Secondary	240	4,263	91%
Juazeiro	Satellite	60
João Pessoa	Satellite	30
Pirajá — Salvador	Satellite	60
Aracruz	Secondary	120	4,212	33%
Barra de São Francisco	Secondary	360	2,400	40%

Total		15,052	120,559	85%

(1)	These bases operated with more than one 8-hour shift per day.

In addition, Ultragaz maintains headquarters in the city of São Paulo and regional offices in the areas in which it operates. Ultragaz also maintains 62 points of sales.

Ipiranga

Distribution of fuels is carried out through an extensive network of primary and secondary storage terminals. Primary storage terminals are generally located near refineries and are used as storage terminals for products to be transported either to secondary storage terminals or to large customers and TRRs. Distributors own their own storage terminals (Owned), lease space in third parties’ storage terminals (Third Party Agreement — TPA) or participate in pools (Joint-Operated terminals — JO) that serve two or more distributors. The following table sets forth the total storage capacity and ownership structure for each of Ipiranga’s primary and secondary facilities in 2011.

Base	Type	Ownership structure of Storage Terminal	Storage Capacity (m³)
Açailândia	Secondary	JO operated by others(2)	1,867
Araucária	Primary	TPA(1)	188
Araucária	Primary	JO operated by others(2)	55,475
Bagé	Secondary	Owned	5,199
Barcarena	Primary	Owned	8,680
Barra do Piraí	Secondary	MRS(3)	450
Barueri	Primary	TPA(1)	7,785
Bauru	Secondary	TPA(1)	1,205
Bauru	Secondary	JO operated by others(2)	3,286
Belém	Primary	Owned	9,895
Belém	Primary	TPA(1)	2,000
Belo Horizonte MRS	Secondary	MRS(3)	45
Betim	Primary	JO operated by Ipiranga(2)	9,254
Betim	Primary	JO operated by others(2)	7,431
Biguaçu	Primary	TPA(1)	3,130
Brasília	Primary	JO operated by others(2)	4,381
Cabedelo	Primary	TPA(1)	5,881
Campo Grande	Secondary	Owned	3,119
Campos	Secondary	JO operated by Ipiranga(2)	4,534
Canoas	Primary	Owned	27,246

Base	Type	Ownership structure of Storage Terminal	Storage Capacity (m³)
Cascavel	Secondary	Owned	2,839
Caxias	Primary	Owned	33,257
Caxias	Primary	TPA(1)	180
Caxias	Primary	JO operated by others(2)	6,695
Cruz Alta	Secondary	Owned	4,372
Cubatão	Primary	TPA(1)	2,463
Cuiaba	Secondary	Owned	971
Esteio	Primary	TPA(1)	4,410
Fortaleza	Primary	TPA(1)	6,810
Goiânia	Primary	JO operated by others(2)	5,725
Goiânia	Primary	TPA(1)	130
Governador Valadares	Secondary	Owned	3,273
Guaramirim	Primary	TPA(1)	980
Guarapuava	Secondary	Owned	4,010
Guarulhos	Primary	TPA(1)	2,580
Imbiruçu	Primary	JO operated by Ipiranga(2)	3,394
Itabuna	Primary	TPA(1)	277
Itaguaí MRS	Secondary	MRS(3)	630
Itaituba	Secondary	Owned	1,351
Itajaí	Primary	JO operated by Ipiranga(2)	8,721
Jequié	Primary	JO operated by others(2)	923
Juazeiro	Secondary	JO operated by others(2)	1,366
Jundiaí MRS	Secondary	MRS(3)	90
Londrina	Secondary	JO operated by Ipiranga(2)	4,358
Macapá	Secondary	Owned	2,604
Maceió	Primary	JO operated by others(2)	5,619
Manaus	Primary	Owned	3,522
Manaus	Primary	TPA(1)	2,850
Marabá	Secondary	TPA(1)	213
Maringá	Secondary	TPA(1)	3,640
Montes Claros	Secondary	TPA(1)	892
Munguba	Secondary	Owned	12,244
Ourinhos	Secondary	Owned	5,684
Ourinhos	Secondary	Owned	1,138
Passo Fundo	Primary	JO operated by Ipiranga(2)	9,528
Paulínia	Primary	Owned	7,712
Paulínia	Primary	Owned	3,461
Paulínia	Primary	TPA(1)	220
Paulínia	Primary	JO operated by Ipiranga(2)	28,518
Piaceguera MRS	Secondary	MRS(3)	30
Porto Velho	Secondary	TPA(1)	2,040
Porto Velho	Secondary	Owned	5,446
Pres. Prudente	Secondary	Owned	2,654
Ribeirão Preto	Primary	JO operated by others(2)	12,431
Rio Grande	Secondary	TPA(1)	1,070
Santa Maria	Secondary	Owned	6,207
Santarém	Secondary	Owned	880
São Brás Suaçui	Secondary	MRS(3)	2,737
São Caetano	Primary	Owned	21,468
São Francisco do Conde	Primary	TPA(1)	3,200
São José do Rio Preto	Secondary	Owned	5,081
São José do Rio Preto	Secondary	Owned	926
São José dos Campos	Primary	JO operated by others(2)	5,599
São José dos Campos	Secondary	MRS(3)	232
São Luis	Primary	JO operated by Ipiranga(2)	12,931

Base	Type	Ownership structure of Storage Terminal	Storage Capacity (m³)
São Luis	Primary	TPA(1)	6,810
Suape	Primary	JO operated by others(2)	13,644
Teresina	Secondary	JO operated by others(2)	3,640
Uberaba	Primary	TPA(1)	1,810
Uberlândia	Primary	JO operated by others(2)	7,267
Vilhena	Secondary	Owned	416
Vitória	Primary	TPA(1)	15,246

		Total	480,466

(1)	Third party agreements.
(2)	Joint-operated with other distributors.
(3)	Storage terminal dedicated to MRS, a Brazilian logistic company, and operated by Ipiranga.

Oxiteno

Oxiteno has five plants in Brazil: Camaçari, in the northeast complex, the Mauá plant in the São Paulo complex, the Triunfo plant in the southern complex and the Tremembé and Suzano plants in the state of São Paulo.

The following table sets forth the current ethylene oxide production capacity of Oxiteno’s plants in Brazil.

Units	Capacity
(in tons per year)
Camaçari	350,000
Mauá	90,000
Tremembé	—
Triunfo	—
Suzano	—

Total	440,000

Ethylene oxide is primarily an intermediate material used in the production of ethylene oxide derivatives — only 4% of Oxiteno’s sales volume in the year ended December 31, 2011 were ethylene oxide. Therefore, Oxiteno’s total production output may not be determined by adding the capacities of ethylene oxide and its derivatives.

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

In October 2008, Oxiteno began operations of its oleochemicals unit in Camaçari, with a processing capacity of 100 thousand tons of vegetable oil per year (especially palm kernel oil), for the production of approximately 100 thousand tons of fatty alcohols and co-production of fatty acids and glycerin. In addition, Oxiteno also completed the capacity expansions of the ethoxylate and ethanolamine production at Camaçari, adding 120 thousand tons to the capacity of these products. In 2010, Oxiteno concluded the expansion of the ethoxylate production capacity at the Camaçari plant, which started operating in late 2010, increasing Oxiteno’s ethoxylates capacity by 70 thousand tons per year. In August 2011, Oxiteno also concluded the expansion of the ethylene oxide unit in Camaçari, adding 90 thousand tons per year of production capacity. See “Item 4.A. Information on the Company — History and Development of the Company — Investments.”

The following table sets forth the production capacity of the Camaçari plant for each of its principal products.

Units	Capacity
(in metric tons per year)
Ethylene oxide	350,000
Ethylene glycols	285,000
Ethanolamines	110,000
Glycol ethers	25,000
Ethoxylated derivatives	270,000
White Mineral Oils	60,000
Fatty Alcohols	77,000
Fatty Acids	7,000
Glycerin	11,000

In 2011, the Camaçari plant operated at 68% of its production capacity. The plant had planned stoppages for regular maintenance.

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

In 2011, the Mauá plant operated at 67% of its production capacity.

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

In 2011, the Tremembé plant operated at 77% of its production capacity.

Suzano plant. In 2007, Oxiteno began operating a sulfonation and sulfation plant in Suzano, with a production capacity of 13.3 thousand tons per year. This plant is managed by the Tremembé plant staff. In 2011, the Suzano plant operated at 72% of its production capacity.

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

In 2011, the Triunfo plant operated at 95% of its production capacity.

With the acquisition of Oxiteno Mexico (formerly CANAMEX) in December 2003 and Unión Química in 2007, Oxiteno acquired three specialty chemical plants in Mexico. As of December 31, 2011, the Coatzacoalcos plant had a production capacity of 56 thousand tons per year of ethoxylates and 11 thousand tons per year of alkyphenols; the Guadalajara plant had a production capacity of 32 thousand tons per year of specialty chemicals and San Juan del Río had a production capacity of 8 thousand tons per year of specialty chemicals. In 2011, the Guadalajara, the Coatzacoalcos and San Juan del Río plants operated at an average rate of 74%, 69% and 86% of their production capacity, respectively. With the acquisition of Oxiteno Andina in September 2007, Oxiteno acquired a specialty chemical plant in Venezuela.

As of December 31, 2011, the Santa Rita plant had a production capacity of 70 thousand tons per year of ethoxylates.

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

Ultracargo

The following tables set forth the principal products stored at, and the storage capacity operated by, Ultracargo’s facilities at December 31, 2011, and the average utilization of Ultracargo’s facilities during 2011.

Facility	Capacity (in cubic meters)	Average utilization %	Product Lines
Aratu (Bahia)	192,600	100%	Chemicals, vegetable oil, corrosives, fuels and ethanol
Montes Claros (Minas Gerais)	4,400	157%	Fuels and ethanol
Suape (Pernambuco)	157,910	99%	Chemicals, ethanol, vegetable oil, corrosives and fuels
Santos (São Paulo)	255,300	76%	Chemicals, lubricants, fuels, corrosives, ethanol and vegetable oils
Rio de Janeiro	17,247	98%	Corrosives and lubricants
Paranaguá	28,262	92%	Corrosives, vegetable oils and chemicals
Paulínia (São Paulo)	8,600	106%	Chemicals and ethanol

Facility	Capacity (in cubic meters)	Average utilization %	Product Lines
Total	664,319	90%

Collateral

As of December 31, 2011, R$2.5 million of our consolidated debt was secured by property, plant and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

You should read this discussion together with our consolidated financial statements, including the notes thereto, and other financial information included elsewhere in this annual report and in conjunction with the financial information included under “Item 3.A. Key Information — Selected Consolidated Financial Information.”

Our audited consolidated financial statements included herein were prepared in accordance with IFRS and include our consolidated balance sheets as of December 31, 2011 and 2010, and statements of income, cash flows and changes in shareholders’ equity for the years ended December 31, 2011, 2010 and 2009, as well as notes thereto. We have not included our consolidated balance sheets for the year ended December 31, 2009 in the audited consolidated financial statements.

The company first adopted IFRS for the consolidated financial statements for the year ended December 31, 2010. The transition date chosen by the company for the application of IFRS was January 1, 2009, the date on which the company prepared its opening balance sheet in accordance with IFRS. As permitted by the applicable rules to first-time adopters of IFRS, we have not included in the selected financial data in this annual report our consolidated balance sheets and statements of income as of and for the years ended December 31, 2008 and 2007. The financial information presented in this annual report should be read in conjunction with our consolidated financial statements.

Overview

Ultrapar is a Brazilian company with leading position in the markets in which it operates achieved over its 75 years of existence. Our four principal businesses are:

•	LPG distribution, conducted by Ultragaz;

•	fuel distribution, conducted by Ipiranga;

•	chemicals production, conducted by Oxiteno; and

•	storage services for liquid bulk, conducted by Ultracargo.

Ultragaz distributes LPG to residential, commercial and industrial market segments. Ipiranga distributes gasoline, ethanol, diesel, NGV, fuel oil, kerosene and lubricants through a network of 6,086 service stations and directly to large customers. Oxiteno produces ethylene oxide and its principal derivatives, and is also a significant producer of specialty chemicals, particularly surfactants. It manufactures approximately 1,000 products used in various industrial sectors such as cosmetics, detergents, crop protection chemicals, packaging, textiles and coatings. Ultracargo is the largest provider of storage for liquid bulk in Brazil, with seven terminals and storage capacity of approximately 664 thousand cubic meters.

In August 2008, Ultrapar executed a sale and purchase agreement for the acquisition of Texaco’s fuel distribution business in Brazil, which was closed on March 31, 2009. The results of operations of the businesses acquired were consolidated into Ultrapar’s financial statements as from April 1, 2009. Ultrapar’s financial statements as of and for the periods prior to April 1, 2009 do not reflect any financial information of the acquired businesses. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Texaco.”

Brazilian economic background

Since most of our operating businesses are located in Brazil, we are significantly affected by Brazil’s economic and social conditions, including, but not limited to, gross domestic product, or GDP, growth rates, the domestic rate of inflation and exchange rate fluctuations.

Gross domestic product. During 2006 and 2007, Brazil benefited from a period of relatively stable economic conditions and GDP grew by 4.0% and 6.1%, respectively, in line with successive reductions of interest rate by the Central Bank. The economic and operational environment in 2008 was marked by two distinct moments. In the first three quarters of 2008, Brazil’s GDP recorded a strong growth of 6.7% compared to the same period in 2007. However in the fourth quarter the deepening of the global financial crisis reversed this growth trend, and, as a result, GDP growth in 2008 was 5.2%. The year 2009 was marked by the effects of the global financial crisis, which was more intense during the first quarter of 2009, when the Brazilian GDP decreased by 3.0% compared with the same period of 2008. However, measures adopted by the Brazilian government to minimize the impacts of the crisis started to reflect on the economy in the following quarters, leading to a gradual recovery of the GDP. In 2009, Brazil’s GDP recorded a slight contraction of 0.3%. In 2010, Brazil’s GDP recorded a strong growth of 7.5%, driven by the good performance of the retail, automotive and civil construction sectors. Despite the domestic inflationary pressure and the effects of the economic crisis in Europe, Brazil’s GDP grew by 2.7% in 2011, primarily as a result of the good performance of the agricultural and retail sectors, combined with an increase in families’ consumption and historically low unemployment rates. Our operations are significantly impacted by Brazilian GDP growth, specifically, sales of LPG to the commercial and industrial customers, sales of diesel, Oxiteno’s sales to the domestic market and Ultracargo’s logistics operations. In addition, sales of LPG to residential customers and sales of gasoline and ethanol are indirectly affected by the level of household income, which often bears a relation to GDP performance.

Inflation and currency fluctuations. Our cash operating expenses are substantially in Reais and tend to increase with inflation. However, a significant portion of our costs of sales and services rendered are linked to the U.S. dollar and are not substantially affected by the Brazilian inflation rate. In addition, some of our Real-denominated debt is indexed to take into account the effects of inflation. In 2006, the Real continued its appreciation trend against the U.S. dollar, which, together with the increased average interest rates, resulted in an inflation rate of 3.9%, as measured by the IGP-M, the Brazilian general price inflation rate and 3.1%, as measured by Índice Nacional de Preços ao Consumidor Amplo, or IPCA, an inflation index to which Brazilian government’s inflation targets are linked. In 2007, the IGP-M was 7.8%, and the IPCA was 4.5%, mainly due to an increase in food prices, despite the 17% appreciation of the Real against the U.S. dollar in 2007. In 2008, the IGP-M was 9.8% and IPCA was 5.9% due to high inflationary pressures until September, mainly the economic growth and high commodity prices. In 2008 foreign direct investment in Brazil reached US$45 billion, significantly increasing capital inflow, contributing to the appreciation of the Real until September and to the assignment of the investment-grade rating to Brazil in April of that year. However, the deepening of the global financial crisis led to a reversal of the appreciation trend in the Real of the previous five years resulting in a 32% depreciation of the Real against the U.S. dollar in 2008. In 2009, the quick rebound of the Brazilian economy drove the inflow of foreign investments in the country, thus contributing to a 25% appreciation of the Real in relation to the U.S. dollar, the highest appreciation in the decade. Despite the gradual recovery of the Brazilian economy after the first quarter of 2009, Brazil presented a 1.7% deflation in the year as measured by the IGP-M. According to the IPCA, however, the inflation rate was 4.3% in 2009, which is more in line with the growth trend in the Brazilian per capita income. In 2010, the IGP-M and the IPCA index rates were 11.3% and 5.9%, respectively. In 2010, the effects of the strong economic growth in Brazil, together with the public offering of shares of Petrobras in the third quarter, resulted in a record of foreign investments inflow to Brazil, contributing to a 4% appreciation of the Real against the US dollar. In 2011, the unstable international economic environment, especially in the second half of the year as a result of the effects of the European crisis, contributed to a 13% depreciation of the Real against the U.S. dollar for the year, reversing the appreciation trend in the first half of the year. From January 1, 2012 to April 20, 2012, the Real depreciated 0.1%. The principal foreign exchange risk we face arises from certain U.S. dollar denominated costs and expenses. Although a substantial part of our debt is dollar-denominated, it is currently hedged against currency devaluation through the use of various derivative instruments or matching investments in the same currency. Additionally, a significant part of our raw materials is also denominated or indexed to the U.S. dollar. A large part of our sales is denominated in Reais, although prices in the chemical business are benchmarked to prices prevailing in the international markets, which in turn are linked to U.S. dollars. Hence, we are exposed to foreign exchange rate risks which could negatively impact our businesses, financial situation and operating results as well as our capacity to service our debt.

The table below shows the inflation rate for the periods indicated, as measured by the IGP-M as well as the devaluation (or appreciation) of the Real against the U.S. dollar.

	Year ended December 31,
Index	2011	2010	2009
IGP-M	5.1%	11.3%	(1.7)%
IPCA	6.5%	5.9%	4.3%
Devaluation (appreciation) of the Real against the U.S. dollar	12.6%	(4.3)%	(25.5)%

We manage the foreign exchange risk associated with the scheduled payments under the terms of our U.S. dollar indebtedness by investing in U.S. dollar-denominated securities and foreign currency/interest swap contracts, under which we pay variable interest in Reais based on the interbank certificate of deposit rate, or CDI, and receive fixed interest in U.S. currency. As of December 31, 2011 our total obligations denominated in foreign currency (excluding RPR) were R$876.4 million (US$467.2 million), including import payables. At the same date our total asset position in foreign currency (excluding RPR) was R$902.5 million (US$481.1 million), comprised of investments indexed to U.S. dollars and hedging instruments used to manage fluctuations of exchange rates and foreign currency receivables exposures. As of December 31, 2011, RPR’s net liability position in foreign currency recorded in Ultrapar’s financial statements was R$8.3 million (US$4.4 million) of suppliers in foreign currency. As of December 31, 2011, Ultrapar had a net exposure in foreign currency long in R$17.8 million (US$9.5 million). For the purposes of this paragraph, U.S. dollar values were calculated based on the December 31, 2011 Real / dollar exchange rate. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Foreign Exchange Risk” for information about our foreign exchange risk hedging policy and Notes 14 and 22 to our consolidated financial statements.

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

We have identified the following accounting policies as critical.

Allowance for doubtful accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the subsequent inability of our customers to make required payments. The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers, as well as other receivables, and is included as selling expenses; no adjustment is made to net sales and services revenue. In order to establish the allowance for doubtful accounts, our management constantly evaluates the amount and characteristics of our accounts receivable. When significant delays occur and the likelihood of receiving these payments decreases, a provision is made. In case receivables in arrears are guaranteed or there are reasonable grounds to believe they will be paid, no provision is made. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required in future periods. However, because we cannot predict with certainty the future financial stability of our customers, we cannot guarantee that our reserves will continue to be adequate. Actual credit losses may be greater than the allowance we have established, which could have a significant impact on our selling expenses. See Note 5 and 22 to our consolidated financial statements for additional information about our allowance for doubtful accounts.

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

Contingent liabilities. We are currently involved in certain legal and administrative proceedings that arise from our normal course of business as described in “Item 8.A. Financial Information Consolidated Statements and Other Financial Information — Legal Proceedings” and Note 23 to our consolidated financial statements. We believe that the extent to which these contingencies are recognized in our consolidated financial statements is adequate. It is our policy to record accrued liabilities in regard to contingencies when the probability of an existing obligation is considered more likely than not to occur in the opinion of our management, based on information available to the company, including information obtained from our internal and external legal advisors. Future results of operations could be materially affected by changes in our assumptions, by the effectiveness of our strategies relating to these proceedings, by future developments in each matter being discussed or by changes in approach, such as a change in settlement strategy in dealing with these matters.

Intangible assets

Intangible assets include assets acquired by the company from third parties. The company amortizes intangible assets with finite lives using the straight line method, which assumes that the economic benefits of such assets are incurred evenly over time. The amortization periods for each type of intangible asset with finite lives are disclosed in Note 13 to our consolidated financial statements.

•

Goodwill is carried net of accumulated amortization as of December 31, 2008, when it ceased to be amortized. Goodwill generated as of January 1, 2009 is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity, and is tested annually to verify the existence of probable losses (impairment). Goodwill is allocated to the respective cash generating units (CGU) for impairment testing purposes.

•

Bonus disbursements as provided in Ipiranga’s agreements with reseller gas stations and major consumers are recorded when incurred and amortized using the straight line method, using as determination of useful life the terms of each agreement, typically 5 (five) years, which is reviewed as per the changes occurred in the agreements.

•

Other intangible assets acquired from third parties, such as software, technology and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method. The amortization periods estimated by the company for each type of other intangible asset with finite lives is based on the estimated useful life of such asset or, with respect to contractual rights, on the terms of each contractual relationship. The company determined these amortization periods based on assumptions that its management believes to be reasonable in light of information available to it, taking into account their economic life. The estimated economic life, which is reassessed by management annually, may change based on revisions to expected use and other factors.

The company has not recorded intangible assets that were created internally or that have an indefinite useful life, except for goodwill. Future results of operations could be affected by the impairment of goodwill or changes in the economic life of intangible assets.

Provisions for assets retirement obligations – fuel tanks. We make provisions for assets retirement obligations that correspond to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded gas stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recorded as a liability when tanks are installed. The estimated cost is also recorded in property, plant and equipment and depreciated over the respective useful life of the tanks. The amounts recognized as a liability are monetarily restated until the respective tank is removed. A rise in estimated cost of the obligation to remove the tanks could result in a negative impact of future results. The estimated removal cost is revised periodically. For further detail on provisions for assets retirement obligations of Ultrapar and its subsidiaries, see Note 18 to our consolidated financial statements.

Fair value of financial instruments. Our financial instruments are classified as follows:

•

Measured at fair value through profit or loss: financial assets and liabilities held for trading, that is, purchased or created primarily for the purpose of a sale or repurchase in the short term, and derivatives. Changes in fair value are recorded as profit or loss, and the balances are stated at fair value.

•

Held to maturity: non-derivative financial assets with fixed or determinable payments, with fixed maturities for which the entity has the positive intent and ability to hold to maturity. The interest earned is recorded in income, and balances are stated at acquisition cost plus the interest earned.

•

Available for sale: non-derivative financial assets that are designated as available for sale or that are not classified into other categories. The interest earned is recorded as income, and the balances are stated at fair value. Differences between fair value and acquisition cost plus the interest earned are recorded in a specific account of the shareholders’ equity. Gains and losses recorded in the shareholders’ equity are included in income in case of prepayment.

•

Loans and receivables: non-derivative financial assets with fixed or determinable payments or receipts, not quoted in active markets, except: (i) those which the entity intends to sell immediately or in the short term and which the entity classified as measured at fair value through profit or loss; (ii) those classified as available for sale; or (iii) those the holder of which cannot substantially recover its initial investment for reasons other than credit deterioration. The interest earned is recorded as income, and balances are stated at acquisition cost plus the interest earned.

•

Fair value hedge: derivative financial instrument used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s income. The hedge and the hedged item are measured at fair value.

•

Cash flow hedge: derivative financial instrument used to hedge exposure to variations in cash flows, which may be attributable to a particular risk associated with an asset or liability or a highly probable transaction that can impact the entity’s income.

•

Hedge accounting: derivative financial instrument used to hedge exposure to a specific risk associated with a recognized asset or liability, which may affect the entity’s income. In the initial designation of the hedge, the relationship between the hedging instruments and the hedged items are documented, including the objectives of risk management, the strategy in the execution of the transaction and the methods to be used to evaluate its effectiveness.

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair values of cash and bank deposits balances are identical to their carrying values.

•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the interim financial information, which corresponds to their fair value.

•

Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the yield curve and, therefore, the company believes their fair value corresponds to their carrying value.

•	For fair value calculation of LPG International’s notes in the foreign market (see Note 14.b to our consolidated financial statements), the price quoted in an active market is used.

The fair value of other financial investments and financings was determined using calculation methodologies commonly used for marking-to-market, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of December 31, 2011. For some cases where there is no active market for the financial instrument, the company can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realized in the current market.

For further detail on financial instruments of Ultrapar and its subsidiaries, see Notes 4, 14 and 22 to our consolidated financial statements.

Post-employment benefits. The company recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health and life insurance plan for eligible retirees. The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and are recorded in the financial statements in accordance with Resolution CVM 600/2009.

Significant actuarial assumptions adopted include:

Economic Factors

•	Discount rate for the actuarial obligation at present value - 10.13% per annum

•	Average projected salary growth rate - 6.32% per annum

•	Inflation rate (long term) - 4.24% per annum

•	Growth rate of medical services - 8.41% per annum

Demographic factors

•	Mortality Table for the life insurance benefit - CSO-80

•	Mortality Table for the other benefits - AT 2000 Basic decreased by 10%

•	Disabled Mortality Table - RRB 1983

•	Disability Table - RRB 1944 modified

Results of operations

The following discussion of our results of operations is based on the financial information derived from our consolidated financial statements prepared in accordance with IFRS.

Year ended December 31, 2011 compared to the year ended December 31, 2010.

The following table shows a summary of our results of operations for the years ended December 31, 2011 and 2010:

	Year ended December 31, 2011	Percentage of net revenue from sales and services	Year ended December 31, 2010	Percentage of net revenue from sales and services	Percent change
	IFRS
	(in millions of Reais, except percentages)
Net revenue from sales and services	48,661.3	100%	42,481.7	100%	15%
Cost of products and services sold	(45,139.6)	93%	(39,322.9)	93%	15%

Gross income	3,521.7	7%	3,158.8	7%	11%
Selling, general and administrative expenses (SG&A)	(2,143.1)	4%	(1,924.1)	5%	11%
Other net operating income	52.0	0%	10.8	0%	382%
Income from disposal of assets	21.4	0%	79.0	0%	(73)%
Operating income before financial income	1,452.0	3%	1,324.5	3%	10%
Net financial income (expense)	(296.5)	1%	(264.1)	1%	12%
Income and social contribution taxes	(300.9)	1%	(295.2)	1%	2%
Equity in income of affiliates	0.2	0%	0.0	0%	—
Net income for the year	854.8	2%	765.2	2%	12%
Attributable to Ultrapar’s shareholders	848.8	2%	765.3	2%	11%
Attributable to non-controlling interest in subsidiaries	6.0	0%	(0.1)	0%	—
Adjusted EBITDA(1)	2,010.7	4%	1,776.3	4%	13%

(1)	See footnote 6 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for additional discussion of adjusted EBITDA and its reconciliation to other information in our financial statements.

Net revenue from sales and services. Ultrapar’s net revenue from sales and services increased by 15%, from R$42,481.7 million in 2010 to R$48,661.3 million in 2011, mainly as a result of the increased sales volume in Ipiranga, Oxiteno and Ultragaz, which was partially offset by the sale of the in-house logistics, solid bulk storage, and road transportation businesses of Ultracargo in July 2010. See “Item 4.A. Information on the Company — History and Development of the Company.”

The following table shows the change in net revenue from sales and services for each of our businesses:

	Year ended December 31,		Percent change
	IFRS
	2011	2010
	(in millions of Reais)
Ultragaz	3,766.8	3,661.3	3%
Ipiranga	42,223.9	36,483.5	16%
Oxiteno	2,408.6	2,083.0	16%
Ultracargo	266.9	293.3	(9)%

Ultragaz’s net revenue from sales and services increased by 3%, from R$3,661.3 million in 2010 to R$3,766.8 million in 2011, in line with the growth of sales volume. Total sales volume grew by 3%, from 1,608.3 thousand tons in 2010 to 1,652.2 thousand tons in 2011, with 2% and 5% growth in the bottled and in the bulk segments, respectively, mainly as a result of the growth in the Brazilian economy and investments made to capture new clients.

Ipiranga’s net revenue from sales and services increased by 16%, from R$36,483.5 million in 2010 to R$42,223.9 million in 2011, as a result of (i) the 8% higher sales volume and (ii) a 7% increase in average sales prices, resulting from an increase in ethanol costs due to the lower availability of the product in the market in 2011. Sales volumes grew by 8%, from 20,150 thousand cubic meters in 2010 to 21,701 thousand cubic meters in 2011. Sales volumes of gasoline, ethanol and NGV grew by 6%, as a result of an estimated 8% growth in the light vehicle fleet and investments made to expand its distribution network, including the acquisition of DNP in November 2010. See “Item 4.A. Information on the Company — History and Development of the Company.” Such growth was partially offset by the increased share of gasoline in the sales mix, due to the lower availability and competitiveness of ethanol in 2011 (ethanol and gasoline are substitutes for flex fuel cars, however, gasoline has greater calorific power than ethanol on a per liter basis). Diesel volumes grew by 9% in the same period, as a result of the investments made to capture new clients and the growth of the Brazilian economy.

Oxiteno’s net revenue from sales and services increased by 16%, from R$2,083.0 million in 2010 to R$2,408.6 million in 2011, as a result of the recovery in the average dollar prices over the last 12 months and improved sales mix in the first half of the year, leading to an increase of 26% in average U.S. dollars prices. Such growth was partially offset by 5% stronger Real in 2011 and a 4% decrease in sales volume, from 684 thousand tons in 2010 to 660 thousand tons in 2011, as a result of (i) a 1% decrease in sales volume in the Brazilian market, mainly due to unplanned stoppages at the Camaçari petrochemical complex in early 2011 and (ii) a 10% decrease in sales volume in the international market, mainly due to the slowdown in the global economy.

Ultracargo’s net revenue from sales and services decreased by 9%, from R$293.3 million in 2010 to R$266.9 million in 2011, mainly due to the sale of the in-house logistics, solid bulk storage and road transportation businesses in July 2010, which was partially offset by the growth in average storage in its liquid bulk terminals. Average storage volume increased by 5%, from 552 thousand cubic meters in 2010 to 582 thousand cubic meters in 2011, mainly due to the start up of the expanded terminal in Suape in September 2011. See “Item 4.A. Information on the Company — History and Development of the Company.”

Cost of products and services sold. Ultrapar’s cost of products and services sold increased by 15%, from R$39,322.9 million in 2010 to R$45,139.6 million in 2011, mainly as a result of the increased sales volume of all businesses, which was partially offset by the sale of the in-house logistics, solid bulk storage, and road transportation businesses of Ultracargo in July 2010.

The following table shows the change in cost of products and services sold for each of our businesses:

	Year ended December 31,		Percent change
	IFRS
	2011	2010
	(in millions of Reais)
Ultragaz	3,213.5	3,075.7	4%
Ipiranga	39,897.9	34,524.3	16%
Oxiteno	1,931.0	1,655.3	17%
Ultracargo	114.6	138.2	(17)%

Ultragaz’s cost of products and services sold increased by 4%, from R$3,075.7 million in 2010 to R$3,213.5 million in 2011, mainly as a result of the 3% higher sales volume and the effects of inflation on its costs, primarily personnel and freight costs.

Ipiranga’s cost of products and services sold increased by 16%, from R$34,524.3 million in 2010 to R$39,897.9 million in 2011, as a result of (i) an 8% higher sales volume, (ii) an increase in ethanol costs due to the lower availability of the product in the market in 2011, and (iii) the increased share of gasoline in its sales mix, which has higher unit costs than ethanol.

Oxiteno’s cost of products and services sold increased by 17%, from R$1,655.3 million in 2010 to R$1,931.0 million in 2011, as a result of (i) higher feedstock costs, (ii) the effects of inflation on its costs, and (iii) extraordinary costs resulting from the stoppages of the Camaçari plant, which was partially offset by the 4% reduction in sales volume and the 5% stronger Real in 2011.

Ultracargo’s cost of services sold decreased by 17%, from R$138.2 million in 2010 to R$114.6 million in 2011, as a result of the effects of the sale of the in-house logistics, solid bulk storage, and road transportation businesses in July 2010, which was partially offset by the growth in average storage in its liquid bulk terminals. See “Item 4.A. Information on the Company — History and Development of the Company.”

Gross income. Ultrapar’s gross income increased by 11%, from R$3,158.8 million in 2010 to R$3,521.7 million in 2011, as a result of the increased gross income in Ipiranga and Oxiteno. Ultragaz’s gross income decreased by 6% from R$585.6 million in 2010 to R$553.2 million in 2011. Ipiranga’s gross income increased by 19%, from R$1,959.1 million in 2010 to R$2,326.0 million in 2011. Oxiteno’s gross income increased by 12%, from R$427.7 million in 2010 to R$477.6 million in 2011. Ultracargo’s gross income decreased by 2%, from R$155.1 million in 2010 to R$152.3 million in 2011.

Selling, general and administrative expenses. Ultrapar’s selling, general and administrative expenses (“SG&A”) increased by 11%, from R$1,924.1 million in 2010 to R$2,143.1 million in 2011.

The following table shows the change in SG&A for each of our businesses:

	Year ended December 31,		Percent change
	IFRS
	2011	2010
	(in millions of Reais)
Ultragaz	387.7	375.4	3%
Ipiranga	1,365.0	1,183.7	15%
Oxiteno	319.9	291.0	10%
Ultracargo	66.6	75.7	(12)%

Ultragaz’s SG&A increased by 3%, from to R$375.4 million in 2010 to R$387.7 million in 2011, mainly due to (i) the effects of inflation on its expenses, (ii) increased expenses related to marketing and sales campaigns, and (iii) higher sales volume, which were partially offset by lower variable compensation.

Ipiranga’s SG&A increased by 15%, from R$1,183.7 million in 2010 to R$1,365.0 million in 2011, resulting from (i) higher sales volume, (ii) the effects of inflation on expenses, (iii) higher expenses related to advertising, marketing and expansion projects, and (iv) higher variable compensation, in line with increased earnings progression.

Oxiteno’s SG&A increased by 10%, from R$291.0 million in 2010 to R$319.9 million in 2011, mainly due to the effects of inflation on the expenses, higher costs from consulting services and higher unit expenses for logistics.

Ultracargo’s SG&A decreased by 12%, from R$75.7 million in 2010 to R$66.6 million in 2011, as a result of effect of the sale of the in-house logistics, solid bulk storage, and road transportation businesses. See “Item 4.A. Information on the Company — History and Development of the Company.”

Other net operating income. Ultrapar’s other net operating income increased from R$10.8 million in 2010 to R$52.0 million in 2011. Other net operating income is mainly composed of merchandising fees from Ipiranga’s suppliers.

Income from disposal of assets. Ultrapar’s income from disposal of assets decreased from R$79.0 million in 2010 to R$21.4 million in 2011. Such reduction results mainly from the sale of the in-house logistics, solid bulk storage, and road transportation businesses of Ultracargo in July 2010 and from the receipt related to Ipiranga credit cards, as a result of the expansion of Ipiranga’s distribution network in the recent years.

Operating income before financial income. As a result of the foregoing, Ultrapar’s operating income before financial income increased by 10%, from R$1,324.5 million in 2010 to R$1,452.0 million in 2011, as a result of the increased operating income before financial income in Ipiranga and Oxiteno. Ultragaz’s operating income before financial income decreased by 10%, from R$181.2 million in 2010 to R$162.7 million in 2011. Ipiranga’s operating income before financial income increased by 18%, from R$879.5 million in 2010 to R$1,037.1 million in 2011. Oxiteno’s operating income before financial income increased 36%, from R$114.1 million in 2010 to R$154.8 million in 2011. Ultracargo’s operating income before financial income decreased by 23%, from R$115.8 in 2010 to R$88.9 million in 2011.

Net financial income (expense). Net financial income (expense) includes mainly revenues and expenses from (i) interest on financial investments and financings and (ii) exchange rate variation. Ultrapar’s net financial expenses increased 12%, from R$264.1 million in 2010 to R$296.5 million in 2011, mainly due to the higher interest rates (CDI) and net indebtedness. Ultrapar’s net debt to EBITDA ratio was 1.4 at the end of 2011, compared with 1.2 at the end of 2010.

As of December 31, 2011, Ultrapar’s gross debt was R$5,561.6 million, resulting in a net debt of R$2,779.3 million, R$603.7 million higher than that of December 31, 2010. See footnote 7 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for a more complete discussion of net cash (debt) and its reconciliation to information in our financial statements, as well as Notes 4, 14 and 22 to our consolidated financial statements included in this annual report.

Income and social contribution taxes. Ultrapar’s income and social contribution taxes, net of benefits from income tax exemption, increased 2%, from R$295.2 million in 2010 to R$300.9 million in 2011, mainly as a result of an increase in pre-tax income due to the increase in Ultrapar’s operating income.

Net income. As a result of the foregoing, Ultrapar’s net income (including income attributable to non-controlling interest) increased 12%, from R$765.2 million in 2010 to R$854.8 million in 2011, as a result of the growth in operating income, partially offset by the lower income from sale of assets. Net income attributable to Ultrapar’s shareholders increased 11%, from R$765.3 million in 2010 to R$848.8 million in 2011.

Adjusted EBITDA. Ultrapar’s adjusted EBITDA increased 13%, from R$1,776.3 million in 2010 to R$2,010.7 million in 2011, as a result of adjusted EBITDA growth in Ipiranga, Oxiteno, and Ultracargo.

The following table shows the change in adjusted EBITDA for each of our businesses:

	Year ended December 31,		Percent change
	IFRS
	2011	2010
	(in millions of Reais)
Ultragaz	281.9	307.4	(8)%
Ipiranga	1,330.4	1,073.4	24%
Oxiteno	261.0	241.2	8%
Ultracargo	118.1	111.5	6%

Ultragaz’s adjusted EBITDA decreased by 8% from R$307.4 million in 2010 to R$281.9 million, mainly due to the effects of inflation on costs and expenses in 2011.

Ipiranga’s adjusted EBITDA increased by 24% from R$1,073.4 million in 2010 to R$1,330.4 million in 2011, mainly due to (i) higher sales volume, (ii) the increased share of gasoline in its sales mix, which has higher margins and (iii) the positive non-recurring net effect of R$84 million, mainly related to PIS/Cofins credits in 2011 and expenses and costs to complete the integration/conversion of Texaco in 2010.

Oxiteno’s adjusted EBITDA increased by 8% from R$241.2 million to R$261.0 million, as a result of a recovery in margins in U.S. dollar and improved sales mix in the first half of 2011, which was partially offset by the 4% decrease in sales volume, the 5% stronger Real and extraordinary costs resulting from the stoppages in Camaçari plant in 2011. Oxiteno’s unit adjusted EBITDA reached US$236/ton in 2011, 18% higher than 2010.

Ultracargo’s adjusted EBITDA increased by 6%, from R$111.5 million in 2010 to R$118.1 million in 2011, due to the growth in the average storage in the liquid bulk terminals in 2011, partially offset by the effects of the sale of the in-house logistics, solid bulk storage, and road transportation businesses. In 2011, Ultracargo’s adjusted EBITDA margin reached 44%, higher than the 38% margin reported in 2010. See “Item 4.A. Information on the Company — History and Development of the Company.”

For a reconciliation of our adjusted EBITDA and the adjusted EBITDA of Ultragaz, Ipiranga, Oxiteno and Ultracargo to information in our financial statements, see footnote 6 under “Item 3.A. Key Information — Selected Consolidated Financial Data.”

Year ended December 31, 2010 compared to the year ended December 31, 2009.

The following table shows a summary of our results of operations for the years ended December 31, 2010 and 2009:

	Year ended December 31, 2010	Percentage of net revenue from sales and services	Year ended December 31, 2009	Percentage of net revenue from sales and services	Percent change
	IFRS
	(in millions of Reais, except percentages)
Net revenue from sales and services	42,481.7	100%	36,097.1	100%	18%
Cost of products and services sold	(39,322.9)	93%	(33.443.6)	93%	18%
Gross income	3,158.8	7%	2,653.5	7%	19%

Selling, general and administrative expenses (SG&A)	(1,924.1)	5%	(1,771.7)	5%	9%
Other net operating income	10.8	0%	19.3	0%	(44)%
Income from disposal of assets	79.0	0%	18.9	0%	317%
Operating income before financial income	1,324.5	3%	920.0	3%	44%
Net financial income (expense)	(264.1)	1%	(291.5)	1%	(9)%
Income and social contribution taxes	(295.2)	1%	(188.0)	1%	57%
Equity in income of affiliates	0.0	0%	0.2	0%	(98)%
Net income for the year	765.2	2%	440.7	1%	74%
Attributable to Ultrapar’s shareholders	765.3	2%	437.1	1%	75%

	Year ended December 31, 2010	Percentage of net revenue from sales and services	Year ended December 31, 2009	Percentage of net revenue from sales and services	Percent change
	IFRS
	(in millions of Reais, except percentages)
Attributable to non-controlling interest in subsidiaries	(0.1)	0%	3.6	0%	(103)%
Adjusted EBITDA(1)	1,776.3	4%	1,430.4	4%	24%

(1)	See footnote 6 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for additional discussion of adjusted EBITDA and its reconciliation to other information in our financial statements.

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

Other net operating income. Ultrapar’s other net operating income increased from R$19.3 million in 2009 to R$10.8 million in 2010 mainly due to the increase in merchandising fees from Ipiranga’s suppliers.

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

Income and social contribution taxes. Ultrapar’s income and social contribution taxes, net of benefits from income tax exemption, increased 57%, from R$188.0 million in 2009 to R$295.2 million in 2010, mainly as a result of an increase in pre-tax income due to the increase in the operating income in all the businesses and the consolidation of Texaco’s pre-tax income from the second quarter of 2009 onwards.

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

Oxiteno’s adjusted EBITDA increased by 41% from R$170.7 million to R$241.2 million, despite the 12% stronger Real, as a result of the recovery in margins and of an 8% increase in sales volume. Oxiteno’s unit adjusted EBITDA increased by 49%, from US$135/ton in 2009 to US$200/ton in 2010.

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

For a reconciliation of our adjusted EBITDA and the adjusted EBITDA of Ultragaz, Ipiranga, Oxiteno and Ultracargo to information in our financial statements, see “Item 3.A. Key Information — Selected Consolidated Financial Data.”

B. Liquidity and Capital Resources

Our principal sources of liquidity derive from (i) cash, cash equivalents and financial investments, (ii) cash generated from operations and (iii) financings. We believe that these sources are sufficient to satisfy our current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt and payment of dividends.

From time to time, we examine the opportunities for acquisitions and investments. We consider different types of investments, either directly or through joint ventures, or affiliated companies, and we finance such investments using cash generated from our operations, through funding raised in the capital markets, through capital increases or through a combination of these methods.

Sources and uses of funds

Net cash provided by operating activities was R$1,710.1 million, R$1,508.2 million and R$1,742.1 million in 2011, 2010 and 2009, respectively. In 2011, our net cash provided by operating activities increased R$201.9 million compared to 2010, mainly as a result of the growth in our operations. In 2010, our net cash provided by operating activities decreased R$233.9 million compared to 2009, due to the higher investments in working capital in 2010, despite the R$404.4 million increase in operating income.

Net cash used in investing activities totaled R$1,457.9 million, R$903.6 million and R$1,609.0 million in 2011, 2010 and 2009, respectively. In 2011, 2010 and 2009, we invested R$970.2 million, R$840.8 million and R$603.8 million in additions to property, plants and equipment and intangible assets, net of disposals. In 2011, Ultrapar acquired, through its controlled company Cia Ultragaz, 100% of Repsol’s shares for R$49.8 million, and disbursed R$26.6 million related to the final payment for the acquisition of DNP. In 2010, Ultrapar concluded the sale of the in-house logistics, solid bulk storage, and road transportation businesses of Ultracargo, which generated R$80.4 million in net proceeds, which was partially offset by the initial disbursement of R$46.8 million made in November 2010 for the acquisition of DNP. In 2009, we invested R$1,355.5 million in equity investments, net of disposals, mainly in connection with the acquisition of Texaco in 2009. See “Item 4.A. Information on the Company — History and Development of the Company.”

Cash flows from (used in) financing activities totaled R$(1,104.4 million), R$153.6 million and R$484.5 million for 2011, 2010 and 2009, respectively. In 2011, cash flows from financing activities decreased R$1,258.0 million compared to 2010 primarily as a result of a decrease in borrowings in 2011. In 2011, 2010 and 2009, cash flows from financing activities resulted mainly from financing obtained with Banco Bradesco S.A., Banco do Brasil, Banco Nacional de Desenvolvimento Econômico e Social – BNDES and Caixa Econômica Federal. Accordingly, cash and cash equivalents totaled R$1,791.0 million in 2011, R$2,642.4 million in 2010 and R$1,887.5 million in 2009.

We believe we have sufficient working capital for our present requirements. As of December 31, 2011, we had R$2,305.0 million in debt maturing from January 2012 through December 2012. Additionally, we have R$1,087.8 million in capital expenditures budgeted for 2012. As of December 31, 2011, we had R$2,782.3 million in cash, cash equivalents, short-and long-term investments. We expect to meet these cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financing and the refinancing of some of our indebtedness as it becomes due.

In February 2012, the Board of Directors of Ultrapar approved new debt financings and refinancing of some of our indebtedness that significantly reduced the amount of indebtedness due in 2012. See “Item 4.A. Information on the Company — History and Development of the Company – Recent Developments.”

We anticipate that we will spend approximately R$9.2 billion in the next five years to meet long-term contractual obligations described in the Tabular Disclosure of Contractual Obligations and for the 2012 budgeted capital expenditures. We expect to meet these cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financing and the refinancing of some of our indebtedness as it becomes due.

The company uses exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect its assets, liabilities, receipts and disbursements in foreign currency, in order to reduce the effects of changes in exchange rates on its results and cash flows in Reais within the exposure limits under its policy. For additional information regarding our funding and treasury policies see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Indebtedness

As of December 31, 2011, our consolidated short-and long-term debt was as follows:

Indebtedness	Currency	Interest Rate(1)	Principal amount of outstanding and accrued interest through December 31, 2011
			IFRS
			2011	2010
			(in millions of Reais)
Foreign currency-denominated loans:
Notes due in 2015	US$	7.2%	466.2	413.3
Advances on Foreign Exchange Contracts	US$	1.9%	125.8	41.6
Foreign loan	US$	LIBOR(2) + 1.0%	111.9	99.7
BNDES	US$	5.5%	72.9	67.2
Foreign currency advances delivered	US$	1.6%	45.7	64.1
Financial institutions	MX$(3)	TIIE(3) + 1.9%	28.5	16.7
Financial institutions	Bs(4)	13.3%	21.8	0.0
FINIMP	US$	7.0%	0.9	0.8
Financial institutions			—	6.7
Financial institutions — RPR			—	1.6
BNDES			—	0.0
Reais - denominated loans:
Banco do Brasil fixed rate	R$	11.8%	2,208.1	1,916.3
Debentures	R$	108.5% of CDI	1,002.5	1,196.1
BNDES	R$	TJLP(5) + 3.2%	890.9	1,178.1
Banco do Brasil floating rate	R$	98.5% of CDI	213.1	—
Loan — Maxfácil	R$	100.0% of CDI	86.4	77.4
Banco do Nordeste do Brasil	R$	8.5%(6)	86.1	99.4
BNDES	R$	5.7%	57.6	65.1
FINEP — Research and Projects Financing	R$	TJLP(5) + 0.5%	45.6	61.7
Finance leases	R$	IGP-M(7) + 5.6%	42.4	—
Debentures — RPR	R$	118% of CDI	19.1	—
FINEP — Research and Projects Financing	R$	4.0%	10.9	—
FINAME — Financing for Machines and Equipment	R$	TJLP(5) + 2.7%	2.1	5.9
Fixed rate finance leases	R$	14.8%	1.3	2.2
Working capital loan — RPR			—	23.8
Floating rate finance leases			—	3.4
Others			—	0.6
Total loans			5,539.5	5,341.7
Unrealized losses on swaps transactions			22.1	54.4

Total			5,561.6	5,396.0

(1)	Interest rate only as of 2011.
(2)	LIBOR = London Interbank Offered Rate.
(3)	MX$ = Mexican peso and TIIE = the Mexican interbank balance interest rate.
(4)	Bs = Venezuelan Bolívar Forte.
(5)	TJLP (Long-Term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of BNDES. On December 31, 2011, TJLP was fixed at 6% p.a.
(6)	Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to foster the development of the industrial sector, administered by Banco do Nordeste. On December 31, 2011, the FNE interest was 10% p.a. FNE grants a discount of 15% over the interest rate for timely payments.
(7)	IGP-M = General Index of Market Prices of Brazilian inflation, calculated by the Getulio Vargas Foundation.

Our consolidated debt as of December 31, 2011 had the following maturity schedule:

Maturity	Amount
(in millions of Reais)
January 1, 2012 to December 31, 2012	2,305.0
January 1, 2013 to December 31, 2013	1,214.0
January 1, 2014 to December 31, 2014	879.1
January 1, 2015 to December 31, 2015	976.2
January 1, 2016 to December 31, 2016	94.0
2017 thereafter	93.3

Total	5,561.6

As provided in Resolution IAS 39, the transaction costs and issuance premiums associated with our fundraising were added to our financial liabilities. See Note 14(h) to our consolidated financial statements for more information.

The financings are guaranteed by collateral in the amount of R$89.2 million as of December 31, 2011 and by guarantees and promissory notes in the amount of R$1,841.8 million as of December 31, 2011. In addition, Ultrapar and its subsidiaries offer collateral in the form of bank letters of credit for commercial and legal proceeding in the amount of R$135.1 million as of December 31, 2011.

Some subsidiaries issued collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$11.8 million as of December 31, 2011 with maturities of no more than 210 days. As of December 31, 2011, the company did not have losses in connection with these collaterals. The fair value of collateral recognized in current liabilities is R$0.3 million as of December 31, 2011, which is recognized as income as customers set their obligations with financial institutions.

Some of our financing agreements contain cross-default clauses whereby we are required to pay in case of default of other debts equal to or greater than US$15.0 million. As of December 31, 2011, there was no event of default on such debts.

Notes due in 2015.

In December 2005, Ultragaz’s subsidiary LPG International, issued notes in the amount of US$250 million, maturing in December 2015, with annual interest rate of 7.25% paid semiannually, with the first payment made in June 2006. The issuance price was 98.75% of the notes’ face value, which represented a total yield for investors of 7.429% per year upon issuance. The notes were secured by Ultrapar and Oxiteno S.A. As a result of the issuance of these notes, Ultrapar is required to undertake certain obligations, including:

•

limitations on transactions with shareholders that hold 5% or more of any class of capital stock of the company, except upon fair and reasonable terms no less favorable to the company than could be obtained in a comparable arm’s-length transaction with a third-party;

•	required board approval for transactions with related parties totaling more than US$15 million (except transactions with or between its subsidiaries);

•	restrictions on the sale of all or substantially all assets of the company; and

•	restrictions on encumbrances on assets in excess of US$150 million or 15% of the value of consolidated tangible assets;

We believe these restrictions imposed on Ultrapar are customary for transactions of this nature and have not limited their abilities to conduct their businesses to date. See “Item 11. Quantitative and Qualitative Disclosures About Market Risks — Material Contracts — Notes due in 2015.”

Foreign loan.

Our indirect subsidiary Oxiteno Overseas received a foreign loan in the amount of US$60 million, maturing in June 2014 and bearing interest at LIBOR + 1.00% p.a. The company, through its subsidiary Cia Ultragaz, contracted hedging instruments for floating interest rates in U.S. dollars and exchange rate variation, changing the foreign loan charge to 86.9% of CDI. The foreign loan is secured by the company and subsidiary Oxiteno S.A. See “Item 11.Quantitative and qualitative disclosures about market risk.”

As a result of the issuance of the foreign loan, some obligations other than those in LPG International notes must be maintained by Ultrapar:

•	Maintenance of a financial index, determined by the ratio between net debt and consolidated EBITDA, at less than or equal to 3.5.

•	Maintenance of a financial index determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The company is currently in compliance with such financial ratio covenants required by this loan. The restrictions imposed on Ultrapar and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

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

The proceeds obtained with this issuance were used for prepayment, in June 2009, of 120 promissory notes in the total amount of R$1.2 billion issued by the company in December 2008.

In December 2009, we concluded the review of certain terms and conditions of our third issuance of debentures. Thus, the interest of the debentures was reduced to 108.5% of CDI and its maturity date was extended to December 4, 2012. In April 2011, we made an early partial redemption of 200 debentures. The debentures have annual interest payments and amortization in one single tranche at the maturity date, with the following characteristics:

Face value unit:	R$1,000,000.00

Final maturity:	December 4, 2012

Payment of the face value:	Lump sum at final maturity

Interest:	108.5% of CDI

Payment of interest:	Annually

Reprice:	Not applicable

In March 2012, the company completed its fourth issuance of debentures totaling R$800 million, the proceeds of which were used to partially redeem the third issuance of debentures. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments” and “Item 10.C. Additional Information — Material Contracts — Fourth debentures offering.”

In November 2010, RPR made its first issuance of debentures, in a single series of 50 simple debentures, nonconvertible into shares, with floating guarantees, and the following characteristics:

Face value unit:	R$1,000,000.00

Final maturity:	November 30, 2014

Payment of the face value:	Eight equal quarterly installments, commencing on March 1, 2013 and ending on November 30, 2014

Interest:	118.0% of CDI

Payment of interest:	Eight equal quarterly installments, starting on March 01, 2013 and the last on November 30, 2014

Reprice:	Not applicable

The financial settlement occurred in January 2011. The RPR debentures were consolidated proportionally to the company’s investment in RPR.

BNDES.

In August 2006, our subsidiaries signed a revolving line of credit agreement with BNDES (Brazilian National Development Bank) in the total amount of R$728 million. In December 2008, another agreement of the same nature was signed raising the total amount of this credit agreement to R$1.6 billion, including new beneficiaries (IPP and its subsidiaries). As of December 31, 2011, the amount being used by our subsidiaries was R$724.5 million. See “Item 10.C. Additional Information — Material Contracts —BNDES.”

During the effectiveness of these agreements, the company must keep the following capitalization and current liquidity levels, as determined in the annual audited balance sheet:

•	capitalization level: shareholders’ equity / total assets equal to or above 0.3; and

•	current liquidity level: current assets / current liabilities equal to or above 1.3.

Additionally, Ultrapar, through its subsidiaries, contracted a working capital loan (not included in revolving line described above) in 2009 with BNDES in the total amount of R$612 million. As of December 31, 2011, the total amount outstanding of this debt was R$283.8 million.

Banco do Brasil.

The subsidiary IPP has fixed and floating interest rate loans with Banco do Brasil to finance the marketing, processing or manufacturing of agricultural goods (ethanol). IPP contracted interest hedging instruments, thus converting the fixed rates for these loans into an average 98.75% of CDI. Our subsidiary IPP designates these instruments of protection as a fair value hedge; therefore, loans and hedging instruments are both stated at fair value from inception. These loans mature between 2012 and 2015, as follows:

Maturity	Balance in 2011
(in millions of Reais)
February, 2012	430.4
April, 2012	68.7
March, 2013	613.6
May, 2013	362.3
March, 2014	213.1
May, 2014	364.9
May, 2015	368.2

2,421.2

On February 15, 2012 Ultrapar’s Board of Directors approved the renewal of financings from Banco do Brasil S.A. for its subsidiary Ipiranga, with a principal amount of R$409.5 million. See “Item 4.A. Information on the Company — History and Developments of the Company — Recent Developments” and “Item 10.C. Additional Information — Material Contracts — Loan with Banco do Brasil.”

Investments

Equity investments

	Year ended December 31,
	2011		2010		2009
Ultragaz	49.9	(1)	—		—
Ipiranga	26.6	(2)	46.8	(2)	1,355.5	(4)
Oxiteno	—		0.8		—
Ultracargo	—		(80.4	)(3)	—
Others	—		—		—

Total	76.5		(32.8)		1,355.5

(1)	Investments made mainly in connection with the acquisition of Repsol. See “Item 4.A. Information on the Company — History and Development of the Company.”
(2)	Investments made in connection with the acquisition of DNP. See “Item 4.A. Information on the Company — History and Development of the Company.”
(3)	Sale of the in-house logistics, solid bulk storage and road transportation businesses of Ultracargo. See “Item 4.A. Information on the Company — History and Development of the Company.”
(4)	Investments made in connection with the acquisition of Texaco. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Texaco.”

Organic Investments

The following table shows our organic investments for the years ended December 31, 2011, 2010 and 2009:

	Year ended December 31,
	2011	2010	2009
Ultragaz	181.6	157.1	105.4
Ipiranga(1)	590.9	382.6	222.4
Oxiteno	107.3	227.3	163.4
Ultracargo	108.2	61.8	78.9
Others(2)	25.0	18.7	15.0

Total organic investments, net of disposals	1,013.0	847.5	585.1

(1)	Includes financing and bonuses to our resellers, net of repayments. Bonuses are lump sum payments made by distributors to resellers. Resellers typically use these payments to improve their facilities or to invest in working capital. Financing for clients is included under working capital in the cash flow statement and bonuses are included under intangible assets. In 2011 and 2010, financing to clients (net of repayments) amounted to R$42.8 million and R$6.8 million, respectively. In 2009, repayments from clients (net of financing) amounted to R$20.0 million.
(2)	Includes capital expenditures related to maintenance of our headquarters, made by our wholly-owned subsidiary Imaven, and IT-related capital expenditures made by Serma.

Ultragaz invested R$181.6 million in 2011, mainly focused on capturing new clients in the bulk segment, projects of expansion and modernization of filling plants, and replacement of LPG bottles.

Ipiranga invested R$590.9 million in 2011, mainly to the expansion of its service stations through the conversion of unbranded service stations and the opening of new gas stations, as well as expanding the capacity of its facilities to meet the growing demand of the fuel market. Out of the total amount invested, R$548.1 million were related to additions to property, plant, equipment and intangible assets and R$42.8 million were related to financing to clients, net of repayments.

Oxiteno invested R$107.3 million in 2011, mainly in the capacity expansion of the ethylene oxide unit at Camaçari (BA). The expanded unit started up in the third quarter of 2011 and added 90 thousand tons/year to its capacity.

Ultracargo invested R$108.2 million in 2011, mainly in the expansion of the terminal in Suape, which started operations in September 2011, and the terminals in Aratu and Santos, which will start operations in 2012. The three expansions together will add 15% to Ultracargo’s total capacity.

Ultrapar’s investment plan for 2012, excluding acquisitions, amounts to R$1,088 million and aims at growth through increased scale and productivity gains, as well as the modernization of existing operations. Ultrapar expects to invest R$157 million at Ultragaz, R$775 million at Ipiranga, R$83 million at Oxiteno and R$51 million at Ultracargo. At Ultragaz, investments will be mainly dedicated to (i) the expansion of UltraSystem (small bulk) in order to capture new clients, (ii) the construction of two new facilities and purchase of LPG bottles in order to strengthen its presence in the Northeast and North regions of Brazil and (iii) the replacement of bottles and tanks. At Ipiranga, investments will be focused on the expansion of its service stations (through the opening of new gas stations and the conversion of unbranded service stations) and franchises network, as well as the construction of new facilities, mainly in the Midwest, Northeast and North regions of Brazil. Out of Ipiranga’s total investment budget, R$715 million refer to additions to property, plant and equipment and intangible assets, and R$60 million refer to financing to clients, net of repayments. At Oxiteno, the reduction in investments reflects the conclusion of an important expansion cycle in 2011. The budgeted investments will be mainly directed to the maintenance and modernization of its plants. Ultracargo will direct its investments to the conclusion of the expansions of the Santos and Aratu terminals, which will add 68 thousand cubic meters to the company’s storage capacity and will start up in mid-2012, and for the maintenance of its terminals.

C. Research and Development, Patents and Licenses, etc.

Research and Development

Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. As of December 31, 2011, 102 employees of Oxiteno were engaged in research and development and engineering activities. Oxiteno’s research and development expenditures in 2011, 2010 and 2009 were R$21.7 million, R$18.6 million and R$20.5 million, respectively. In 2004, Oxiteno founded its own “Science and Technology Council” with six of the world’s major specialists in surfactants as members. These specialists, with experience in the surfactant industry or in the academic environment in the US, Europe and Latin America, follow the trends and opportunities in the sector. Since 2004, the council, currently composed of five specialists, has met once a year in September in São Paulo to analyze Oxiteno’s research and development project portfolio, as well as the management methodology applied. Their recommendations enable Oxiteno to improve its research and development activities’ efficiency, as well as to broaden the reach of its partnerships with international entities. In December 2005, Oxiteno signed a contract with PMD — Project Management and Development Co., or PMD, a private Saudi-Arabian company with its head-office in the industrial city of Al Jubail, to license technologies for the production of ethanolamines and ethoxylates. The technologies licensed by Oxiteno will be used in the petrochemical complex located in Al Jubail, currently being built by PMD. The plants that will use the Oxiteno technologies will have a production capacity of 100,000 tons/year of ethanolamines and 40 thousand tons/year of ethoxylates.

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

Licenses

As part of the acquisition of the Ipiranga Group, we licensed the use of the Ipiranga brand in the Northeast, North and Midwest regions of Brazil to Petrobras until March 2012. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Ipiranga Group.” Under the terms of the acquisition of Texaco, we have the right to use the Texaco brand until March 2012 in the South and Southeast regions of Brazil and until March 2014 in the North, Northeast and Midwest regions of Brazil. See “Item 4.A. Information on the Company — History and Development of the Company— Description of the Acquisition of Texaco.”

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

LPG bulk sales are correlated to economic growth, thus an acceleration or deceleration in Brazilian GDP growth can affect our sales volume. As of December 31, 2011, this segment represented approximately 31% of the volume sold by Ultragaz. Bottled LPG is an essential good and, therefore, it has a lower correlation with economic performance.

Chemical and petrochemical business

The specialty chemicals volume in the Brazilian market is correlated to economic growth and therefore an acceleration or deceleration in the Brazilian GDP growth can affect our sales volume, as Oxiteno’s specialty chemicals sales in Brazil represented 64% of its total sales in 2011. In the last three years, Oxiteno completed certain capacity expansions leading to an increase in exports sales and hence in the portion of its volume sold outside Brazil. As the Brazilian market grows, Oxiteno aims at increasing the volume sold in the domestic market given that the logistics costs are usually lower than logistics cost of sales outside Brazil. In 2010, Oxiteno completed an expansion of 70 thousand tons/year of the ethoxylation unit in Camaçari. Additionally, Oxiteno concluded in 2011 an investment in capacity expansion in the ethylene oxide unit at Camaçari that added 90 thousand tons/year to its capacity, providing higher production flexibility and a potential increase in the volume sold.

A large portion of Oxiteno’s products prices are linked to U.S. dollar. Therefore, a sharp appreciation or depreciation in the value of the Real could have an impact on Oxiteno’s revenues in the future. In 2010, the effects of the strong economic growth in Brazil, together with the public offering of Petrobras in the third quarter, resulted in a record of foreign investments inflow to Brazil of US$48 billion, contributing to a 12% appreciation of the Real against the U.S. dollar, which ended the year at R$1.67/US$. In 2011, the unstable international economic environment, especially in the second half of the year as a result of the European crisis, contributed to a 13% depreciation of the Real against the U.S. dollar for the year, reversing the appreciation trend in the first half of the year. However, in 2011, the Real was 5% stronger against the dollar when compared with 2010. From January 1, 2012 to April 20, 2012, the Real depreciated 0.1% against the U.S. dollar. We cannot predict whether the Real will keep this trend.

Oxiteno’s main raw material is ethylene, which is produced from naphtha in Brazil. Naphtha prices in Brazil fluctuate with oil prices. In 2010, the slow recovery in the economy of certain countries, particularly developed countries, led to a relative stability in oil prices during the first nine months of 2010. From the fourth quarter of 2010 onwards, the increased demand for oil, as a result of more severe winter in the northern hemisphere and the overall global economic growth resulted in rising oil prices, which accumulated an 18% growth during the period and ended the year quoted at US$92/barrel, up 23% from 2009. The oil price in 2011 stayed at higher levels, ending the year quoted at US$108 per barrel, up 18% from 2010. From December 31st, 2011 to February 29th, 2012, oil prices further increased by 11%.

We cannot predict whether oil and ethylene prices will keep this trend. A sharp variation in ethylene prices could have an impact on Oxiteno’s results of operations if it is unable to maintain its operational margins.

The increase in demand for chemical and petrochemical products in Brazil during the last years and the ongoing integration of regional and world markets have contributed to the increasing integration of the Brazilian petrochemical industry into the international petrochemical marketplace. As a consequence, events affecting the petrochemical industry worldwide could have a material effect on our business and results of operations. The chemical industry performance worldwide was strongly affected by the world financial crisis in 2009, which caused the demand for chemical products to decrease in several countries. Due to the faster recovery of the Brazilian economy and the unstable international economic scenario, Oxiteno has faced tougher competition from certain foreign producers since 2009, including from competitive priced natural gas-based producers of ethylene oxide and its derivatives.

Fuel distribution business

In the recent past, the combined sales of gasoline, ethanol and natural gas in Brazil have been correlated to the growth of the light vehicle fleet. During the last 3 years, the number of new vehicles licensed in Brazil increased consistently, boosted by increased credit availability and household income. Consequently, in 2011 the number of light vehicles licensed reached a new record, despite the effort of the Brazilian government to prevent the acceleration of inflation through the increase in interest rates. According to ANFAVEA, approximately 3.4 million new light vehicles were registered in 2011, a 3% increase from 2010 data, leading to an estimated growth of 8% in the light vehicle fleet in 2011.

Additionally, we believe the current ratio of inhabitants per vehicle in Brazil is still low when compared to the rate seen in countries with similar level of development. According to 2009 data released by ANFAVEA (the last available data), the penetration of light vehicles in Brazil is about 15% of total inhabitants, while in Argentina it is 22% and in Mexico it is 28%. Diesel sales, which in 2011 accounted for 56% of the volume sold by Ipiranga, have historically been correlated with Brazilian economic performance. In 2011, the Brazilian diesel market, according to ANP data, presented growth of 5% compared to 2010. The increase in fuels consumption could have a positive effect on the future volume sold by the company and on its results, but we cannot guarantee that this trend will continue.

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

In October 2011, the Brazilian government reduced the required percentage of anhydrous ethanol mixed with gasoline from 25% to 20%, due to a shortage of ethanol production in Brazil. To avoid an increase in the price of gasoline to the end consumer, the Brazilian government decided to reduce the CIDE tax from R$0.23 per liter to R$0.1926 per liter at the same time. In November 2011, the Brazilian government increased prices of gasoline and diesel by 10% and 2%, and further reduced the CIDE tax of the gasoline A to R$0.091 per liter and of the diesel to R$0.047 per liter, offsetting the increase in prices. We cannot guarantee that this trend will continue.

E. Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations, as of December 31, 2011:

	Payment due by period
Contractual obligations	Total	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
	(in millions of Reais)
Financing	5,561.6	2,305.0	2,093.2	1,070.1	93.3
Estimated interest payments on financing(1)(2)	940.8	214.9	462.4	233.6	29.9
Estimated planned funding of pension and other postretirement benefit obligations(3)	378.7	14.4	30.8	33.4	300.1
Purchase obligations — raw materials(4)	3,224.8	304.2	619.8	631.3	1,669.6
Purchase obligations — utilities(5)	63.7	21.8	32.5	9.4	—
Operating leases(6)	75.4	6.7	13.4	13.1	42.2
Royalties(7)	2.3	0.7	1.3	0.3	—

	Payment due by period
Contractual obligations	Total	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
	(in millions of Reais)
Total contractual obligations	10,247.5	2,867.7	3,253.3	1,991.3	2,135.2

(1)	The estimated interest payment amount was calculated based on macro-economic assumptions including, on average for the period, principally (i) a 10% CDI interest rate, (ii) Reais to U.S. dollar exchange rate of R$1.75 in 2012 and 2013, R$1.80 in 2014 and R$1.90 in 2015 and 2016, (iii) a 6.0% TJLP rate and (iv) a 5% Brazilian inflation (IGP-M – General Market Price Index). See “Item 5.B. Operating and Financial Review and Prospect — Liquidity and Capital Resources — Indebtedness” and Note 14 to our consolidated financial statements for more information about the maturity of our debt and applicable interest rates. See Notes 14 and 22 to our consolidated financial statements for more information on the maturity and the fair value of our swap agreements.
(2)	Includes estimated interest payments on our short- and long-term debt. Does not include any information about our derivative instruments, for which the fair value is disclosed in Item 11. Quantitative and Qualitative Disclosures About Market Risk. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for more information about our derivative instruments.
(3)	The estimated payment amount was calculated based on a 4% inflation assumption.
(4)	Oxiteno Nordeste has a supply agreement with Braskem, which establishes a minimum quarterly consumption level of ethylene and conditions for the supply of ethylene until 2021. Under the terms of this agreement, Oxiteno is currently required to purchase at least 225 thousand tons in 2012, which will gradually increase to 235 thousand tons per year from 2015 to 2021. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased. The minimum purchase commitment clause is in renegotiation with Braskem. Oxiteno S.A. has an ethylene supply agreement with Braskem, originally signed with Quattor, valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. In case of breach of the minimum purchase commitment, the subsidiary agrees to pay a penalty of 30% of the current ethylene price for the quantity not purchased.
(5)	The purchase obligation relates to long-term contracts under which Oxiteno is required to purchase a minimum amount of energy annually.
(6)	Tequimar has agreements with CODEBA — Companhia Docas do Estado da Bahia and Complexo Industrial Portuário Governador Eraldo Gueiros—in connection with its ports facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products (i) in Aratu, of 1 million tons per year until 2016, and of 900 thousand tons per year from 2017 to 2022, as well as (ii) in Suape, of 650 thousand tons per year, until 2027, and of 400 thousand tons per year in Suape in 2028 and 2029. If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement based on the port tariff rates on the date established for payment. As of December 31, 2011, these rates were R$5.79 per ton for Aratu and R$1.38 per ton for Suape.
(7)	Corresponds to a franchise contract with am/pm International under which Ipiranga is required to pay minimum royalty fees until 2015.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table lists the current members of our Board of Directors and senior management.

Name	Position	Years with the company	Age
Board of Directors
Paulo Guilherme Aguiar Cunha	Chairman	45	72
Lucio de Castro Andrade Filho	Vice Chairman	35	67
Ana Maria Levy Villela Igel	Director	14	69
Renato Ochman	Director	11	52
Nildemar Secches	Director	10	63
Paulo Vieira Belotti	Director	14	79

Name	Position	Years with the company	Age
Olavo Egydio Monteiro de Carvalho	Director	9	70
Luiz Carlos Teixeira	Director	4	64
Thilo Mannhardt	Director	1	57

Executive Officers
Pedro Wongtschowski	Chief Executive Officer	34	66
André Covre	Chief Financial and Investor Relations Officer, Ultrapar	8	41
João Benjamin Parolin	Officer, Oxiteno	26	53
Pedro Jorge Filho	Officer, Ultragaz	34	58
Leocadio de Almeida Antunes Filho	Officer, Ipiranga	5	61
Ricardo Isaac Catran	Officer, Ultracargo	32	57

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

Thilo Mannhardt. Mr. Mannhardt joined our company in April 2011 as a member of the Board of Directors. He is a senior partner and director of McKinsey & Comp., a global management consulting firm, in which he has been since 1985. He is also a member of the Board of Directors of Technoserve Ltda., a development institution focused on developing countries. Mr. Mannhardt holds a master’s degree in aeronautical and aerospace engineering and in business administration. In addition, he completed a Ph.D. in aeronautical and systems engineering.

Executive Officers

Pedro Wongtschowski. Mr. Wongtschowski has served as an officer of Ultrapar since 1985, becoming he Chief Executive Officer in January 2007. Mr. Wongtschowski was a member of the Board of Directors of Ultraprev from 1989 to 2006, and an officer of Oxiteno and Oxiteno Nordeste from 1992 to 2006. Mr. Wongtschowski was employed at our chemical fertilizer company from 1970 until 1972 and rejoined Ultrapar in 1977. Mr. Wongtschowski is a member of the Consulting Board of the Brazilian Chemical Industries Association – ABIQUIM, president of the Latin American Petrochemical Association – APLA, chairman of the board of the National Association for Research, Development and Engineering of Innovative Companies – ANPEI, chairman of the National Center for Research in Energy and Materials – CNPEM, and member of the Council of Technology and Competitiveness of FIESP. Mr. Wongtschowski received a degree in chemical engineering, master’s degree in chemical engineering and a doctoral degree in chemical engineering from the Escola Politécnica da Universidade de São Paulo. Mr. Wongtschowski is the author of the book “Chemical Industry — Risks and Opportunities” (“Indústria Química — Riscos e Oportunidades”), which was published in 2002 (2nd edition).

André Covre. Mr. Covre joined Ultrapar in 2003 as Corporate Planning and Investor Relations Director. Mr. Covre has been the company’s Chief Financial and Investor Relations Officer since March 2007. Mr. Covre has 20 years of experience in strategic and corporate development, growth and turnaround ventures, corporate finance, mergers & acquisitions and capital markets. From 2008 to 2010, Mr. Covre was the chairman and since 2010 has been vice-chairman of the Latin American Corporate Governance Roundtable’s Companies Circle, a study group supported by the Organization for Economic Co-operation and Development – OECD, International Finance Corporation - IFC and Global Corporate Governance Forum - GCGF, aiming at developing corporate governance in Latin America. Mr. Covre began his career with Unisys Corp. in the United States, was formerly the treasurer of Pepsi Cola Engarrafadora in Brazil and a director of ABN AMRO Capital in Amsterdam, a private equity and venture capital fund. Mr. Covre holds an MBA from INSEAD, in France, and a bachelor degree in government studies from Fundação Getúlio Vargas in São Paulo.

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

Leocadio de Almeida Antunes Filho. Mr. Antunes has been an officer of Ultrapar since May 2008. He has held a number of positions at Ipiranga since 1987 when he joined as commercial officer at Fertisul S.A. and Officer at Ipiranga Serrana Fertilizantes S.A. In 1993, he served as an executive officer at CBPI and DPPI. Currently Mr. Antunes is Ipiranga’s Chief Operating Officer and is also a member of the Board of Sindicom. Mr. Antunes is also a member of the Board of Directors of the Brazilian Petroleum Institute - IBP, a member of the Board of the Brazilian Institute for Ethics in Competition - ETCO and a member of the International Committee of the Association for Convenience and Fuel Retailing - NACS. He earned a degree in Economics from Universidade Federal do Rio Grande do Sul and post graduate and a master’s degree in Agricultural Economics at University of Reading (UK) and University of London, respectively. Furthermore, he has completed the Advanced Executive Program, from J.L. Kellogg Graduate School of Management at Northwestern University.

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

B. Compensation

The purpose of Ultrapar’s compensation policy and practices are (i) to align the interests between management and shareholders, based on the principle of sharing risks and returns, (ii) to converge individual goals to the company’s strategy, and (iii) to recognize the contribution and retain professionals, based on market references. Following these principles, Ultrapar adopts a differentiated and competitive compensation plan, that includes the use of value creation metrics to establish variable compensation targets, differentiated benefits to executives and a stock ownership plan.

For the year ended December 31, 2011, the company provisioned aggregate compensation of our directors and executive officers of approximately R$51.0 million in its financial statements, distributed as follows:

	Board of Directors	Executive Officers	Total
	(in thousand of Reais, except for the number of members)
Number of members (1)	8.67	6.00
Annual fixed compensation	3,172.8	10,570.7	13,743.5
Salary	2,644.0	6,335.9	8,979.9
Direct and indirect benefits	528.8	4,234.8	4,763.6
Variable compensation	—	32,052.6	32,052.6
Short-term variable compensation	—	7,108.0	7,108.0
Others — including long-term variable compensation (2)	—	24,944.7	24,944.7
Post-employment benefit	—	1,946.1	1,946.1
Stock-based compensation	—	3,232.2	3,232.2

Total compensation	3,172.8	47,801.6	50,974.4

The table below shows the higher, lower and average individual compensation for our directors and executive officers in 2011:

Body	Number of members (1)	Highest individual compensation	Lowest individual compensation	Average individual compensation
	(in thousand of Reais, except for the number of members)
Board of Directors	8.67	1,080.0	244.8	366.0
Executive Officers	6.00	18,059.5	4,257.1	7,966.9

(1)	Weighted average number of members over the period
(2)	52% of executive officers’ compensation recognized in the company’s 2011 financial statements was derived from the long-term variable compensation plan for our executive officers related to the five-year period between 2006 and 2011. This plan’s objective was to at least double the value of the company’s shares in these five years. Between December 31, 2006 and December 31, 2011, Ultrapar’s shares appreciation surpassed the above mentioned goal of value creation to shareholders, presenting a 161% appreciation, as a result of its businesses performance, earnings growth and the planning and execution capability. The amounts recognized in 2010 and 2011 for the long-term variable compensation plan shall be paid in 2012.

The purposes of the main components of the management compensation plan are:

•

Annual fixed compensation: corresponds to a monthly amount paid with the purpose of remunerating the responsibility and complexity inherent to each position, the individual contribution and the experience of each professional.

•

Short-term variable compensation: an annual amount paid to executive officers in order to align the interests of the executives with those of the company. This amount is linked to (i) the company’s businesses performance, which is measured through the Economic Value Added (EVA®) metric, and (ii) the achievement of established annual individual goals that are based on strategic planning and focused on expansion and operational excellence projects, people development and market positioning, among others.

•

Long-term variable compensation: the purpose of this portion is to align long-term interests of executives and shareholders and to retain executives. The current program provides compensation in 2012 to executive officers based on the performance of the company’s shares between 2006 and 2011, reflecting the goal of at least double the value of the company’s share within 5 years. Between December 31, 2006 and December 31, 2011, Ultrapar’s shares’ appreciation surpassed the above mentioned goal of value creation to shareholders, presenting a 161% appreciation. Currently, the parameters and goals for a long–term variable compensation program for the period starting in 2012 are under development.

In addition, a portion of the aggregate compensation is represented by the amortization of the shares granted to the executive officers under the Deferred Stock Plan (defined below). See “Item 6.D. Directors, Senior Management and Employees — Employees.”

On April 27, 2001, the General Shareholders’ Meeting approved a plan for granting stock options to members of management and employees in executive positions in the company. On November 26, 2003, the extraordinary general shareholders’ meeting approved certain amendments to the original plan of 2001 (the “Deferred Stock Plan”). In the Deferred Stock Plan, certain members of management have the voting and economic rights of shares held as treasury stock and the ownership of these shares is retained by Ultrapar. The Deferred Stock Plan provides for the transfer of the ownership of the shares to those eligible members of management after five to ten years from the initial concession of the rights subject to uninterrupted employment of the Deferred Stock Plan participant by the company during the period. The Board of Directors determines the number of shares to which each eligible participant shall have rights. The total number of shares to be used for the Deferred Stock Plan is subject to the availability in treasury of such shares. It is incumbent on Ultrapar’s executive officers to select the members of management eligible for the plan and propose the number of shares in each case for approval by the Board of Directors. As of December 31, 2011, the amount granted to the company’s executives, including tax charges, totaled R$44.4 million. This amount is amortized over the period of the Deferred Stock Plan. The amortization for 2011 in the amount of R$6.1 million, of which R$3.2 million corresponded to shares granted to Ultrapar’s executive officers was recorded as a general and administrative expense.

The chart below summarizes shares provided to our executive officers, as of December 31, 2011:

Body	Statutory Officers
Number of members(1)				6.00
Granting date(2)	18-Dec-03	4-Oct-04	14-Dec-05	9-Nov-06	12-Dec-07	8-Oct-08	16-Dec-09	10-Nov-10
Number of shares granted(3)	239,200	94,300	20,000	133,600	100,000	496,000	40,000	140,000
Period for the share effective ownership to be transferred	Nov-2013	Sep-2014	Nov-2015	Oct-2016	1/3 in Nov-2012 1/3 in Nov-2013 1/3 in Nov-2014	1/3 in Sep-2013 1/3 in Sep-2014 1/3 in Sep-2015	1/3 in Nov-2014 1/3 in Nov-2015 1/3 in Nov-2016	1/3 in Oct-2015 1/3 in Oct-2016 1/3 in Oct-2017
Price assigned to the shares granted (R$ per share)	7.58	10.20	8.21	11.62	16.17	9.99	20.75	26.78

(1)	Weighted average number of members over the period
(2)	Includes shares granted from 2004 to 2008 to certain officers who were not statutory executive officers at the granting date
(3)	The number and the price of shares granted were retroactively adjusted to reflect the stock split of the shares issued by the company at a ratio of 1 existing share to 4 shares approved by extraordinary general shareholders’ meeting on February 10, 2011. See “Item 4.A. Information on the Company — History and Development of the Company.”

For more information on our Deferred Stock Plan, please see Note 8(c) to our financial statements.

C. Board Practices

We are managed by our Board of Directors (Conselho de Administração) and by our executive officers (Diretoria). As of December 31, 2011, our Board of Directors elected at the general shareholders’ meeting on April 27, 2011, consisted of nine members, six of whom are independent, according to the Brazilian rules, non-executive members (including one appointed by former minority preferred shareholders). Two members of the board were executive officers until December 2006. Our Board of Directors must meet regularly every three months and extraordinarily whenever called by its chairman or by any two directors. During 2011, eight board meetings were held. Each meeting of the Board of Directors requires that a majority of the directors be present, including the chairman or the vice-chairman, before the meeting may commence. The vote of a majority of the members present is required for approval of a resolution by the Board of Directors. In case of a tie, the chairman, or in the chairman’s absence, the vice chairman, will provide the casting vote. The chairman of our Board of Directors has the power to call a special meeting of the Board of Directors as circumstances may require; provided, however, that two-thirds of board members are present in order to convene such special meeting. The Board of Directors is responsible for (i) our general guidelines, (ii) electing and removing our executive officers, supervising their management and fixing their compensation, (iii) deliberating on the issuance of new shares, within the limits of our authorized capital, (iv) authorizing the distributions of dividends and interest on shareholders’ equity, (v) approving transactions with value exceeding three percent of our shareholders’ equity, (vi) approving our dissolution or merger and (vii) the appointment of independent auditors, among other responsibilities. Pursuant to Brazilian law, each member of the Board of Directors must be elected by the holders of our shares at the general shareholders’ meeting.

Members of the Board of Directors are elected for a period of two years and may be reelected.

Our bylaws require that at least thirty percent of the members of our Board of Directors be independent directors, in accordance with independence requirements of the Novo Mercado segment regulation. In addition, our bylaws set forth that the election of the members of the Board of Directors must be made through the nomination of a slate of candidates, unless cumulative voting is requested. Only the following slates of candidates will be eligible (i) those nominated by the Board of Directors; or (ii) those nominated by any shareholder or group of shareholders. See “Item 4.A. Information on the Company — History and Development of the Company –New corporate governance structure” and “Exhibit 1.2. —Bylaws of Ultrapar, dated as of June 28, 2011.”

When electing members to the Board of Directors, shareholders will be entitled to request, as required by law and our bylaws, the adoption of a cumulative voting process, provided that they do so within, at least, forty-eight hours in advance of the shareholders’ meeting. The minimum percentage of capital necessary for requesting the cumulative voting process is 5% of the shares. In the event the election has been conducted by cumulative voting, the removal of any member of the Board of Directors by the shareholders’ meeting shall entail the removal of the other members, giving rise to a new election. See “Exhibit 1.1. — Bylaws of Ultrapar, dated as of June 28, 2011.” Shareholders must prove uninterrupted title to our shares for a period of at least three months immediately prior to the date of the general shareholders’ meeting in order to exercise their rights related to the election of directors.

Executive Officers

As of December 31, 2011, our executive officers included our Chief Executive Officer and a minimum of three and a maximum of seven other members.

As of December 31, 2011, each of our current executive officers was appointed by the Board of Directors for a two-year term. The executive officers remain in office until the Board of Directors’ meeting that will appoint the executive officers in 2013. Current executive officers can be reelected for additional two-year terms. For the dates on which our executive officers began holding their respective position, see “Item 6.A. Directors, Senior Management and Employees — Directors and Senior Management.”

Fiscal Council and Audit Committee Exemption

Brazilian Corporate Law requires us to establish a fiscal council (Conselho Fiscal), which may operate on a permanent or non-permanent basis. A fiscal council acting on a non-permanent basis is required to be formed when requested by 10% of voting shareholders in a general shareholders’ meeting, and will remain in place only until the following general shareholders’ meeting. At such general shareholders’ meeting, the term of this fiscal council may be extended by our shareholders.

From 2005 to 2010, our bylaws provided for a fiscal council with permanent operations. As set forth in our bylaws adopted on June 28, 2011, our fiscal council will act on a non-permanent basis. In addition, our bylaws provides for an audit committee as an ancillary body of the Board of Directors. In the event the fiscal council is installed in accordance with Brazilian Corporate Law, the fiscal council will operate as the audit committee during that mandate, exercising all the duties and in accordance with the requirements set forth in our bylaws, including with respect to its members. The audit committee will not operate in any fiscal year when a fiscal council is installed. See “Exhibit 1.2. —Bylaws of Ultrapar, dated as of June 28, 2011.” We currently have a fiscal council installed.

Currently, our fiscal council acts as an audit committee pursuant to the requirements of the Sarbanes-Oxley Act. Under Rule 10A-3(c)(3) of the Exchange Act, non-U.S. issuers, such as Ultrapar, are exempt from the audit committee requirements of Section 303A of the NYSE Listed Company Manual if they establish, according to their local law or regulations, another body that acts as an audit committee.

The fiscal council is a separate corporate body independent of our management and our external independent registered public accounting firm. According to the Brazilian Corporate Law, the fiscal council must meet at least four times per year. Since its establishment, in July 2005, our fiscal council has been meeting on a regular basis, and in 2011, they held twelve meetings. Our fiscal council is responsible for reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with applicable accounting, internal control and auditing requirements and in compliance with the provisions of Brazilian Corporate Law; the forms of the CVM and requirements for listing on BM&FBOVESPA; the rules of the SEC and the requirements for listing on NYSE. Our fiscal council also (1) makes recommendations to our board of directors regarding the appointment, retention and oversight of our independent auditors, (2) discusses matters related to interim and annual financial statements with the management of the company and the independent auditors, (3) reviews and evaluates the performance of internal auditing and (4) discusses matters related to effectiveness of the internal controls of the company with management and independent auditors. Our fiscal council is supporting the implementation by the company of improved procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. Our fiscal council may hire outside advisors to assist it with matters related to the course of their duties, and such expenses are covered by the company. The members of our fiscal council are elected by our shareholders at the annual general shareholders’ meeting for one-year terms and are eligible for reelection. The terms of the members of our fiscal council expire at the next annual general shareholders’ meeting. Under Brazilian Corporate Law, individuals who are members of our board of directors or our board of executive officers or are employees or spouses or relatives of any member of our management are not eligible to serve on the fiscal council. To be eligible to serve on our fiscal council, a person must be a resident of Brazil and either a university graduate or has been a company officer or fiscal council member of another Brazilian company for at least three years prior to election to our fiscal council. On June 28, 2011, the extraordinary shareholders’ meeting approved the modification of the number of fiscal council members from five to three members. See “Item 4.A. Information on the Company — History and Development of the Company New corporate governance structure” and “Exhibit 1.2. —Bylaws of Ultrapar, dated as of June 28, 2011.”

On April 11, 2012, the general shareholders’ meeting approved compensation for its members of R$11,731 per month for each effective (non-alternate) member, except for the president of the fiscal council, whose compensation was set at R$12,610 per month.

As of December 31, 2011, our fiscal council consisted of five members and their respective alternate members, set forth on the following table:

Name	First Year of Appointment
Wolfgang Eberhard Rohrbach	2005
Tania Maria Camilo (alternate)	2006
Antonio Carlos Ramos Pereira	2010
Sérgio Paulo Silva (alternate)	2010
Flavio César Maia Luz	2005
Márcio Augustus Ribeiro (alternate)	2007
Mario Probst	2005
Katuyoshi Utiyama (alternate)	2005
Raul Murgel Braga	2005
Pedro Ozires Predeus (alternate)	2005

On April 11, 2012, at the general shareholders’ meeting, the fiscal council members Flavio César Maia Luz and Mario Probst were reelected, as well as Márcio Augustus Ribeiro and Pedro Ozires Predeus as their alternates, respectively. Additionally, Luiz Oswaldo Sant’Iago Moreira de Souza was elected as member of the fiscal council and Sérgio Paulo Silva as his alternate. Summarized below is information regarding the business experience, areas of experience and principal outside business interests of the current members of our fiscal council.

Flavio César Maia Luz. Mr. Luz has been our fiscal council president since 2005. Mr. Luz is a partner-officer at Doing Business Consultoria Empresarial Ltda, a business and corporate finance company. Mr. Luz was corporate and finance vice-president of Cofra Latin America Ltda. – C&A Group from 2001 to 2010 and was Chief Executive Officer of Banco Ibi – C&A Group in 2009. From 1999 to 2001, Mr. Luz served as executive director and vice-president of the Board of Directors at Eletropaulo. From 1976 to 1998, Mr. Luz worked at Duratex, where he occupied the executive vice-president position from 1993 to 1998. Mr. Luz received a degree in civil engineering from Escola Politécnica da Universidade de São Paulo and a post-graduate degree in business administration from Escola de Administração de Empresas de São Paulo da Fundação Getúlio Vargas. He also holds certificates of continuing education programs in Finance, Marketing and Mergers & Acquisitions, from Harvard Business School, Stanford University and Wharton Business School, respectively.

Mario Probst. Mr. Probst served as partner at KPMG Auditores Independentes from 1991 to 2004, and is currently retired. Mr. Probst is a member of the fiscal council at Odontoprev S.A., a member of the fiscal council at Companhia

Brasileira de Distribuição and ViaVarejo S.A., and was a secretary of the audit committee at Gafisa S.A. and an alternate member of the statutory audit council at Banco Ibi S.A. Mr. Probst received a degree in business administration from Escola de Administração de Empresas de São Paulo da Fundação Getúlio Vargas and accountancy from Faculdade de Ciências Políticas e Econômicas do Rio de Janeiro.

Luiz Oswaldo Sant’Iago Moreira de Souza. Mr. Souza has been the Aquaculture Director of the Ministry of Fishery and Aquaculture since 2009. Mr. Souza occupied several positions in municipal governmental until 2002. Mr. Souza also served as a member of the Board of Directors of Banco do Brasil S.A., Cia. Siderúrgica Belgo Mineira and Cia. de Seguros Aliança do Brasil. Mr. Souza received a degree in pedagogy from Faculdade Dom Bosco / Universidade Estadual do Ceará and a master’s degree in Education from Universidade Federal do Ceará.

Corporate Governance

We are incorporated under the laws of Brazil and we are subject to Brazilian laws related to corporate governance. Under Brazilian Corporate Law, there are no legal requirements with respect to corporate governance regarding (i) the independence of our Board of Directors, (ii) meetings of non-management directors, (iii) the mandatory establishment and composition of certain board committees or (iv) the adoption and disclosure of corporate governance guidelines or codes of business conduct and ethics. As a non-U.S. issuer, we are exempt from adopting certain NYSE corporate governance requirements. However, we aim to ensure that best practices, recommendations and standards of corporate governance are employed in our functioning and operations.

As of December 31, 2011, we had adopted corporate governance practices, such as the requirement that at least 30% of the members of the Board of Directors be independent, the implementation of a code of ethics for Ultra S.A., senior officers and all employees, and the implementation of the compensation and audit committees. According to our bylaws, the fiscal council will act on a non-permanent basis and will be installed when requested by our shareholders as set forth in Brazilian Corporate Law. We currently have a fiscal council installed. The audit committee will not operate in any fiscal year when a fiscal council is installed. See “Fiscal Council and Audit Committee Exemption” and “Description of the Audit Committee”.

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

In October 2005, we entered into an agreement with BM&FBOVESPA and have complied with the requirements to become a Level 1 company, which is the entrance level of the Differentiated Corporate Governance Practices of BM&FBOVESPA.

On June 28, 2011, the extraordinary general shareholders’ meeting and the special preferred shareholders’ meeting approved the conversion of each preferred share into one common voting share, the migration of Ultrapar to Novo Mercado segment of BM&FBOVESPA and amendments to our bylaws. See “Item 19. Exhibit 2.14 – Rules of Novo Mercado.”

Our bylaws has provisions that exceed the listing requirements of Novo Mercado. For example, according to the rules of Novo Mercado the minimum percentage of independent members of the Board of Directors is set at 20%, while a minimum of 30% is required in our bylaws. Our bylaws also establish (i) a mandatory tender offer to 100% of the company’s shareholders in the event a shareholder, or a group of shareholders acting in concert, acquire or become holders of 20% of the company’s shares, excluding treasury shares, and (ii) creation of audit and compensation committees, as ancillary bodies of the Board of Directors. Our bylaws do not establish any limitation on voting rights, special treatment to current shareholders, public tender offers for a price above that of the acquisition price of shares or any other poison pill provisions, thus assuring the effectiveness of a majority shareholders’ approval on all matters to be deliberated. See “Item 4.b. History and Development of the Company – New corporate governance structure” and “Exhibit 1.2. — Bylaws of Ultrapar, dated as of June 28, 2011.”

Description of the Audit Committee

Our bylaws establish the audit committee as an ancillary body of the Board of Directors. The audit committee shall be comprised of three independent members, of whom at least two shall be external members, all elected by the Board of Directors for a one-year term of office, with reelection being permitted for successive terms. The external members of the audit committee shall not be a member of the Board of Directors of the company or of its controlled companies and shall have knowledge or experience in auditing, controls, accounting, taxation or rules applicable to publicly-held companies, in so far as they refer to the adequate preparation of their financial statements. The audit committee shall (a) propose to the Board of Directors the nomination of the independent auditors as well as their replacement; (b) review the management report and the financial statements of the company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors; (c) review the quarterly financial information and the periodic financial statements prepared by the company; (d) assess the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures; (e) provide its opinion, upon request of the Board of Directors, with respect to the proposals of the management bodies, to be submitted to the shareholders’ meetings, relating to changes to the capital stock, issuance of debentures or warrants, capital budgets, dividend distribution, transformation, merger, amalgamation or spin-off; and (f) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant. As set forth by our bylaws, our fiscal council will act on a non-permanent basis and its current members will remain in office until the general shareholders’ meeting that will be held on 2012. As determined in our bylaws, in the event the fiscal council is established as set forth in Brazilian Corporate Law, the fiscal council shall operate as the audit committee exercising all the duties provided for in our bylaws. The audit committee will not operate in any fiscal year when a fiscal council is installed. See “Item 4.b. History and Development of the Company –New corporate governance structure” and “Exhibit 1.2. — Bylaws of Ultrapar, dated as of June 28, 2011.”

Description of the Compensation Committee

Our bylaws establish the compensation committee as an ancillary body of the Board of Directors. The compensation committee shall be comprised of three members of the Board of Directors, two of which shall be independent directors. The compensation committee shall (a) pursuant to the proposal received from the Chief Executive Officer, propose to the Board of Directors and periodically revise the parameters and guidelines of a remuneration and benefits framework to directors, executive officers and senior employees of the company and subsidiaries, and members of the committees and other governing bodies assisting the Board of Directors, (b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the company, which shall be submitted to the shareholders’ meeting; (c) ensure that the company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers; and (d) carry out diligence and supervise the steps taken to ensure that the company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans. See “Item 4.b. History and Development of the Company –New corporate governance structure” and “Exhibit 1.2. — Bylaws of Ultrapar, dated as of June 28, 2011.”

As set forth in our bylaws, the compensation committee was installed by the Board of Directors at the meeting held on November 9, 2011. The members of the Board of Directors Mr. Lucio de Castro Andrade Filho, Mr. Thilo Mannhardt and Mr. Nildemar Secches were appointed as members of the compensation committee and will remain in their positions until the annual general shareholders’ meeting in 2013.

Termination Agreements

Not applicable.

D. Employees

As of December 31, 2011, we had 9,055 employees. The following table sets forth our number of employees per line of business at the dates indicated.

	Year Ended December 31,
	Number of employees
	2011	2010	2009
Ultragaz	4,129	4,104	4,075
Ipiranga	2,434	2,326	2,326
Oxiteno	1,595	1,565	1,481
Ultracargo	555	546	1,232
Others(1)	342	342	315
Ultrapar	9,055	8,883	9,429

(1)	Includes corporate center personnel.

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

In February 2001, our Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by Ultrapar and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev — Associação de Previdência Complementar, since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective contribution in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective contribution over a period of 5 to 25 years. The sponsoring company does not guarantee the amounts or the duration of the benefits received by each employee that retires. The total number of participating employees as of December 31, 2011 was 7,329.

E. Share Ownership

In accordance with our bylaws, our common shares are our sole class of capital stock authorized and outstanding. They entitle their holders to voting rights on any matter. See “Item 6.B. Directors, Senior Management and Employees — Board Practices — Corporate Governance.”

On February 10, 2011, the extraordinary general shareholders’ meeting approved a stock split of the shares issued by Ultrapar, so that each share would be represented by four shares of the same class and type, with no modification in the shareholders’ financial position and interest in the company. After the stock split, our numbers of preferred shares and common shares increased to 197,719,588 and 346,664,408, respectively.

In addition, on June 28, 2011, the extraordinary general shareholders’ meeting and the special preferred shareholders’ meeting approved the conversion of each preferred share issued by the company into one common share with voting rights. Currently, Ultrapar’s capital stock is composed of 544,383,996 common voting shares. See “Item 4.b. History and Development of the Company.”

The table below sets forth the number of our common shares beneficially owned by each of our directors and executive officers as of December 31, 2011, including through their participation in Ultra S.A.

	Total
	Shares	%
Board of directors
Paulo Guilherme Aguiar Cunha(1)	15,519,662	3%
Lucio de Castro Andrade Filho(1)	5,493,408	1%

	Total
	Shares	%
Ana Maria Levy Villela Igel(1)	35,719,822	6%
Olavo Egydio Monteiro de Carvalho	1,422,677	1%
Renato Ochman	68	0%
Nildemar Secches(2)	168.068	0%
Paulo Vieira Belotti	68	0%
Luiz Carlos Teixeira	1	0%
Thilo Mannhardt	1	0%
Executive officers
Pedro Wongtschowski(1)	2,337,181	0%
André Covre(3)	261.600	0%
Leocadio de Almeida Antunes Filho(3)	300.000	0%
João Benjamin Parolin(3)	241.600	0%
Pedro Jorge Filho(3)	339.900	0%
Ricardo Isaac Catran(3)	120.000	0%

Board of directors and executive officers	61,924,057	11%

Total	544,383,996

(1)	Individuals who beneficially own shares primarily through their participation in the holding company Ultra S.A. See “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders.”
(2)	Individual who owns shares through an exclusive fund.
(3)	Executives who were granted shares through the Deferred Stock Plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The table below shows the capital stock of Ultrapar as of December 31, 2011:

	Total
	Shares	%
Shareholders
Ultra S.A. Participações	128,833,62	24%
Aberdeen Asset Management PLC(1)	65,205,340	12%
Parth Investments Company(2)	42,833,956	8%
Caixa de Previdência dos Funcionários do Banco do Brasil	31,720,499	6%
Ultra-DI Participações S.A.(2)	2,254,436	0%
Others	273,536,145	50%

Total	544,383,996	100%

(1)	Fund managers headquartered in England (according to relevant shareholder position notice disclosed by the respective funds).
(2)	Parth Investments Company and Ultra-DI Participações S.A. are controlled by Daisy Igel.

Ownership and Capital Structure of Ultra S.A. Participações

As of December 31, 2011, Ultra S.A., owned approximately 24% of Ultrapar’s voting shares. As of December 31, 2011, the capital stock of Ultra S.A. was beneficially owned as follows:

	Common		Preferred		Total
	Shares	%	Shares	%	Shares	%
Shareholders
Fabio Igel	7,518,770	12%	1,768,275	7%	9,287,045	10%
Marcia Igel Joppert	6,201,602	10%	2,062,988	8%	8,264,590	9%

	Common		Preferred		Total
	Shares	%	Shares	%	Shares	%
Joyce Igel de Castro Andrade	5,516,246	9%	2,062,989	8%	7,579,235	9%
Rogério Igel	4,634,187	7%	130,519	1%	4,764,706	5%
Christy Participações Ltda.	6,425,199	10%	4,990,444	20%	11,415,643	13%
Others	7,105,475	11%	1,932,571	8%	9,038,046	10%

Total Shareholders	37,401,479	59%	12,947,786	51%	50,349,265	57%

	Common		Preferred		Total
	Shares	%	Shares	%	Shares	%
Directors and officers
Paulo Guilherme Aguiar de Cunha	10,654,109	17%	—	—	10,654,109	12%
Ana Maria Levy Villela Igel	9,764,689	15%	12,395,100	49%	22,159,789	25%
Lucio de Castro Andrade Filho	3,775,470	6%	—	—	3,775,470	4%
Pedro Wongtschowski	1,606,301	3%	—	—	1,606,301	2%

Total Directors and Officers	25,800,569	41%	12,395,100	49%	38,195,669	43%

Total	63,202,048	100%	25,342,886	100%	88,544,934	100%

All of the securities of Ultra S.A. are held in Brazil and there are 20 record holders of these securities in Brazil.

Shareholders’ Agreements

On March 22, 2000, Ultra S.A.’s shareholders entered into a shareholders’ agreement designed to ensure the equal treatment of all shareholders in the event of any change in control. On June 28, 2011, our shareholders confirmed that the new provisions related to the rights of the company’s shareholders in the event of a sale of control, pursuant to our bylaws, were equivalent to the provisions of the shareholders’ agreement adopted on March 22, 2000, which was terminated upon the conversion of all preferred shares into common voting shares on that same date.

On May 18, 2004, the extraordinary general shareholders’ meeting and the special meeting of preferred shareholders approved an amendment of our former bylaws to register tag along rights for all Ultrapar shareholders, at 100% of the offer price. The registration of the tag along rights in our bylaws intended to improve on the rights already conceded in the shareholders’ agreement.

On September 22, 2004, the shareholders of Ultra S.A. entered into a new shareholders’ agreement replacing a prior shareholders’ agreement entered into on May 22, 1997, to ensure the continuation of the controlling shareholder block upon the contemplated dissolution and distribution of Ultra S.A. shares held by its shareholders, Igel Participações S.A. and Avaré Participações S.A.

On December 3, 2009 shareholders of Ultra S.A. entered into a new shareholders’ agreement (“2009 Shareholders’ Agreement”) that replaced the 2004 Shareholders’ Agreement, the term of which would have expired on December 16, 2009. The terms and conditions of the shareholders’ agreement were substantially the same as those of the previous agreement.

The 2009 Shareholders’ Agreement had a two–year term from December 3, 2009 and provided principally that:

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

•

any party to the 2009 Shareholders’ Agreement could exchange his or her shares in Ultra S.A. into our shares at an exchange ratio necessary to obtain the same percentage of our capital stock as was held in Ultra S.A., unless the exchange would result in (i) Ultra S.A. no longer having more than the majority of our voting shares or (ii) a violation of the number of preferred shares as a percentage of total capital stock legally permitted to be issued by us or by Ultra S.A.

Ultra S.A.’s shareholders executed, on April 1, 2011, the New Ultra S.A. Shareholders’ Agreement, which became effective upon the approval of the conversion of preferred shares into common voting shares of Ultrapar on June 28, 2011, for a two-year term. The New Ultra S.A. Shareholders’ Agreement replaced the 2009 Shareholders’ Agreement. The terms and conditions of the New Ultra S.A. Shareholders’ Agreement are substantially the same of the previous shareholders’ agreement, except, mainly, for (a) the requirement for prior approval at a shareholders’ meeting for a third party to become an Ultra S.A. shareholder and (b) the purpose and form of the preliminary meetings to be held prior to the company’s certain shareholders’ meetings. The New Ultra S.A. Shareholders’ Agreement will be valid for a two-year term from the date of execution, renewable by a unanimous resolution. It can be terminated prior to the expiration of its term by a resolution of 80% of Ultra S.A. voting shares. See “Exhibit 2.11. – New Ultra S.A. Shareholders’ Agreement, dated as of April 1, 2011.”

B. Related Party Transactions

As of December 31, 2011, Ultrapar is responsible for guarantees and securities provided to subsidiaries in the amount of R$1,841.8 million. This disclosure of related party transactions is provided for purposes of the rules governing Annual Reports on Form 20-F and is not meant to suggest that these matters would be considered related party transactions under IFRS.

None of the members of our Board of Directors or executives or their family members has any direct participation in any material transaction involving the company or that is relevant to our businesses.

Utingás’ bylaws provides for each of its shareholders to use a proportion of Utingás’ total storage capacity equal to such shareholder’s proportionate ownership of Utingás. Accordingly, Ultragaz is entitled to use 4.2 thousand tons of LPG storage capacity at Utingás’ facilities, reflecting Ultragaz’s 56% ownership in Utingás. The amount of payments made by Ultragaz to Utingás in 2011 with respect to the use of storage capacity at Utingás’ facilities totaled R$6.6 million.

See Note 8.a) to our consolidated financial statements for a detailed breakdown of related party transactions as of December 31, 2011.

C. Interests of Expert and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

For our consolidated financial statements and notes thereto see “Item 18. Financial Statements.”

Dividend and Distribution Policy

Dividend policy

The bylaws of a Brazilian company may establish a minimum percentage of the profit that must be paid to shareholders as mandatory dividends. The amounts due as dividends may be paid as interest on net equity. Our bylaws provides for a mandatory distribution equal to 50% of the Distributable Amount (as defined below). In addition, until May 18, 2004, under our bylaws, the amount we distributed in respect of each preferred share was equal to 110% of the amount we distributed in respect of each of our common shares. On May 18, 2004, we held an extraordinary general shareholders’ meeting which approved amendments of our bylaws. The amendments were (i) the inclusion in our bylaws of tag along rights for all of the company’s shareholders, at 100% of the offer price, which was a provision that was previously provided for in our 2000 shareholders’ agreement; and (ii) to make the dividend right of preferred shareholders equal to those of common shareholders by abolishing the right of preferred shareholders to receive dividends at least 10% higher than those received by common shareholders. After the completion of the Conversion on August 17, 2011, all of our outstanding preferred shares were converted into common shares.

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

Statutory reserves. Under Brazilian Corporate Law, any corporation may create statutory reserves, in which case it shall be provided in its respective bylaws. In this case, the bylaws must also indicate the reserve purpose, allocation criteria and maximum amount of reserve. As provided in our bylaws, we may allocate up to 45% of our net profit to an investment reserve, up to the limit of 100% of our capital stock.

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

A company is permitted to allocate to the unrealized profits reserves all income from equity gains in subsidiaries that are not distributed to the company in the form of cash dividends. When such gains are distributed to the company in the form of cash dividends, the company is required to reverse the reserve. See “Item 3.D. Key Information — Risk Factors — Risks Relating to the Shares and the American Depositary Shares.” In addition to the mandatory distribution, the Board of Directors may recommend to the shareholders the payment of interim distributions from other funds that are legally available for such purposes. Any payment of an interim dividend may be set off against the amount of the mandatory dividend distribution for that fiscal year.

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

For 2011 and 2010, we declared dividends to our shareholders in the amounts of R$525 million and R$429 million, corresponding to 61% and 56% of our net income reported for each period, respectively.

The following table sets forth the dividends per share distributed by us with respect to our capital stock in the past five years.

Dividend history

Year declared	Common shares	Preferred shares(3)	Common shares	Preferred shares(3)
	(in Reais per share)		(in US$ per share)(1)
2007(2)	0.44	0.44	0.26	0.26
2008(2)	0.44	0.44	0.24	0.24
2009(2)	0.52	0.52	0.29	0.29

Year declared	Common shares	Preferred shares(3)	Common shares	Preferred shares(3)
	(in Reais per share)		(in US$ per share)(1)
2010(2)	0.80	0.80	0.47	0.47
2011	0.98	N/A	0.59	N/A

(1)	The amounts in Reais have been converted into dollars using the exchange rates at each respective payment date.
(2)	The dividend per share was retroactively adjusted for the 1:4 stock split approved in the extraordinary shareholders’ meeting held on February 10, 2011. For further information see “Item 4.A. Information on the Company — History and Development of the Company.”
(3)	On June 28, 2011, the extraordinary general shareholders’ meeting and the special preferred shareholders’ meeting approved the Conversion, which was concluded on August 17, 2011. For further information see “Item 4.A. Information on the Company — History and Development of the Company.”

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

Shareholders who are not residents of Brazil must register with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted in foreign currency outside of Brazil. The shares underlying the ADSs will be held in Brazil by the Custodian, Itaú Corretora de Valores S.A., as agent for the Depositary. For purposes of the registration requirement, the Depositary is deemed to be the stockholder of the shares underlying the ADSs. The Depositary will register such common shares with the Central Bank.

Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the Custodian on behalf of the Depositary. The Custodian will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the Depositary for distribution to holders of ADSs. See “Description of American Depositary Receipts” in our Registration Statement filed on Form F-1, declared effective on April 12, 2005. In the event that the Custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that may occur before such dividends are converted and remitted. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates” and “Item 3.D. Key Information — Risk factors — Risks Relating to Brazil.” Dividends in respect of the shares paid to shareholders who are not Brazilian residents, including holders of ADSs, are exempt from Brazilian withholding tax except for dividends declared based on profits generated prior to December 31, 1995. Distributions of interest attributable to shareholders’ equity are currently subject to withholding tax at a rate of 15%, or 25% in the case of a shareholder domiciled in a “tax haven”. See “Item 10.E. Additional Information — Taxation — Brazilian Tax Consequences.”

Legal proceedings

We are party to administrative proceedings and lawsuits that are incidental to the normal course of our business. We believe that our provisions for such proceedings and lawsuits are sufficient to meet probable and reasonably estimable losses in the event of unfavorable court decisions and that the ultimate outcome of these matters will not have a material effect on our financial condition or on our results. The majority of our proceedings and lawsuits are pending trial before the administrative and judicial courts of the states of São Paulo, Rio de Janeiro, Goiás, Mato Grosso, Minas Gerais and Pará. For additional information on our legal proceedings, see Note 23 to our consolidated financial statements.

Labor matters

On December 31, 2011 some of our subsidiaries were engaged, as defendants, in labor lawsuits filed by former employees and by employees of our services providers. These subsidiaries maintained a provision of R$45.1 million for labor litigation as of December 31, 2011. Labor lawsuits mainly contest the alleged non-payment of labor rights (dismissal cost, overtime, hazardous activities additional remuneration and additional payment for insalubrity).

In 1990, the Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno Nordeste and EMCA, companies located in the Camaçari Petrochemical Complex, are members, filed separate lawsuits against the subsidiaries demanding the compliance with the fourth section of the collective labor agreement, which provided for a salary adjustment in lieu of the salary policies practiced. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica, requiring the recognition of the loss of effectiveness of such fourth section. Individual claims were rejected. The collective bargain agreement is currently pending trial by STF. In the second half of 2010, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica and reported the fact in the collective bargain agreement dispute. Based on the opinion of their legal advisors, that reviewed the latest STF decision in the collective bargain agreement dispute as well as the status of the individual claims involving the subsidiaries Oxiteno Nordeste and EMCA, the management of such subsidiaries believes that it was not necessary to record a provision as of December 31, 2011.

Civil claims

The civil claims against us are mainly related to legal proceedings for indemnity derived from contractual relationships.

Certain subsidiaries are defendants in lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and formers services providers, as well as proceedings related to environmental issues. The company and its subsidiaries maintained total provisions of R$81.5 million, as of December 31, 2011 for such contingencies.

There are also approximately 113 claims filed by former employees of Ultragaz, regarding bodily harm in which the plaintiffs are claiming damages for the loss of economic benefit and for pain and suffering arising from labor accidents. According to Ultragaz’s estimate, our exposure in any individual lawsuit ranges from R$50,000 to R$200,000. Such amounts are generally covered by Ultragaz’s third-party insurance policies, subject to the terms of such policies.

Ultragaz is a defendant in lawsuits relating to damages caused by an explosion in 1996 in a shopping mall in the city of Osasco, State of São Paulo. These lawsuits involve: (i) individual claims filed by victims of the explosion claiming damages for the loss of economic benefit and for pain and suffering, (ii) indemnification of management of the shopping mall and its insurance company, and (iii) a lawsuit seeking indemnification for material damages and pain and suffering for all the victims injured and deceased. We believe that we have presented evidence that defective gas pipes in the shopping mall caused the accident and that Ultragaz’s on-site LPG storage facilities did not contribute to the explosion. From the 64 lawsuits currently adjudicated, 63 judgments were rendered in our favor, of which 42 have already been dismissed. The one unfavorable decision, which we may appeal, was for damages in the amount of R$17 thousand. There is only one lawsuit to be decided. The company has not recorded a provision for these lawsuits as it believes that the probability of loss is remote and its insurance policy covers the full amount in dispute.

Additionally, certain former shareholders of RPR, CBPI and DPPI filed two lawsuits in the States of São Paulo and Rio de Janeiro questioning the Share Exchange in connection with the acquisition of the Ipiranga Group in order to prevent the company’s shareholders’ meeting that would deliberate on the Share Exchange from taking place. Decisions by administrative and judicial courts stated that there were no legal grounds for the request. Based on such administrative and court decisions, the Share Exchange was approved by the shareholders’ meeting of the companies on December 18, 2007. The lawsuit filed in the State of Rio de Janeiro terminated as a result of loss of interest to sue, due to the sale of the correspondent shareholding at Ultrapar. Regarding the lawsuit filed in the state of São Paulo, the former Ipiranga shareholders that filled the suit, appealed against the decision issued and to date there has been no final outcome of such appeal. In 2011, a new lawsuit in the State of Rio de Janeiro was filed by some of these former shareholders, questioning aspects of the Share Exchange. This new lawsuit is still pending a lower court decision. The company has not recorded any provision for these lawsuits in its financial statements.

Tax matters

We filed lawsuits challenging the constitutionality of several taxes applicable to us. The company and its subsidiaries obtained preliminary injunctions to pay contributions to PIS and COFINS without the changes introduced by Law 9,718/1998 in its original version. The ongoing questioning refers to the levy of these contributions on sources of income other than gross revenue. In 2005, the STF decided the question in favor of the taxpayers. Although this has set a favorable precedent, the effect of this decision does not automatically apply to all companies, since they must await the formal decision in their own lawsuits. Certain lawsuits of the company’s other subsidiaries are currently pending trial and, in the event all such lawsuits are decided in favor of the subsidiaries, the company estimates that the total positive effect on income before corporate income tax (“IRPJ”) and social contribution on net profit (“CSLL”), may reach R$36.4 million, net of attorney’s fees.

On October 7, 2005, our subsidiaries Cia Ultragaz and Bahiana filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the Brazilian Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries were required to make escrow deposits for these debits in the accumulated amount of R$242.1 million as of December 31, 2011 and have recorded a corresponding liability.

Our subsidiaries Cia Ultragaz, Utingás, Tequimar and Ultracargo filed a request for a preliminary injunction to make full and immediate use of a supplementary monetary correction based on the Consumer Price Index (IPC) versus the National Treasury Bonds (BTN) for 1990 (Law No. 8.200/91). The subsidiaries Cia Ultragaz, Utingás and Tequimar paid the contingent amount related to their proceedings through the tax amnesty program set forth by Law 11,941/09. Ultracargo maintained a provision of R$1.1 million as of December 31, 2011 in connection with this contingency.

The company and its subsidiaries maintain provisions for PIS and COFINS, calculated on the basis of interest on equity. The total amount accrued as of December 31, 2011 was R$4.2 million.

The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia Ultragaz, Tequimar, RPR, Tropical, EMCA and IPP filed for a preliminary injunction seeking the deduction of ICMS from their PIS and COFINS tax bases. Oxiteno Nordeste and IPP obtained the right to pay the amounts into escrow deposits through an injunction, and recorded a corresponding provision in the amount of R$75.6 million as of December 31, 2011. The other subsidiaries did not obtain an injunction. The trial of these and all claims involving this issue are suspended pending the outcome of a leading case.

The company and some of its subsidiaries filed a request for a preliminary injunction seeking not to be subject to the legislation that restricts the offset of IRPJ and CSLL derived from tax loss carryforwards assessed until 1994 to 30% of the income for the year. As a result of the STF’s view and based on the opinion of our legal counsel, the company and its subsidiaries maintained a total provision of R$6.7 million as of December 31, 2011 in connection with this contingency.

IPP filed a declaratory action questioning the constitutionality of Law No. 9,316/96, which denied the deduction of IRPJ from the CSLL tax basis. This action was denied at lower court levels and the extraordinary appeal filed has been postponed until the trial of the leading case by the STF is completed. The subsidiary made escrow deposits of the amounts disputed and maintained a provision of R$18.4 million as of December 31, 2011 in connection with this contingency.

The subsidiaries Oxiteno Nordeste and Oxiteno S.A. filed a writ of mandamus to obtain the exclusion of export revenues from the CSLL tax basis. A preliminary injunction was granted to Oxiteno Nordeste and the decision was confirmed by a lower court. The subsidiary made escrow deposits for the amounts in dispute, and maintained a provision of R$1.1 million as of December 31, 2011 in connection with this contingency. The extraordinary appeal Oxiteno S.A. filed against such judgment is pending and Oxiteno S.A. has continued to make payments for CSLL. Although in August 2010 the STF rejected the taxpayers’ position in a leading case on this matter, this decision is effective only with respect to the parties involved in such lawsuit, and does not directly affect the lawsuits of our subsidiaries.

The subsidiary Oxiteno S.A. maintained a provision of R$14.3 million as of December 31, 2011 related to a tax assessment based on allegedly undue ICMS credits taken on invoices issued for the symbolic return of raw materials that had previously been delivered to the subsidiary Oxiteno Nordeste for industrialization.

Ipiranga has provisions for contingencies related to ICMS, mainly with respect the: (a) ICMS credits taken for the difference between the value that was the basis for the retention of ICMS and the ICMS amount in sales to final consumers, which resulted in an excessive retention of ICMS by the refineries (R$8.5 million), (b) tax notices filed in connection with interstate sales of fuel to industrial customers without the payment of ICMS in accordance with the interpretation of Article 2 of Supplementary Law Nr 87/96 (R$12.2 million), (c) requirement of ICMS-ST on interstate sales from the distributors to final consumers due to the exemption under ICMS Conventions 105/92 and 112/93 (R$5.2 million), and (d) payment of the ICMS for several reasons that resulted in tax assessments for which the proof of payment is not so evident, in the amount of R$16.0 million.

The main tax claims of Ipiranga classified as having a possible risk of loss, and that have not been recorded in the financial statements due to this assessment, are related to: (a) the required proportional reversal of ICMS credits recorded on the purchase of ethanol that was later resold at lower prices as a result of PROÁLCOOL, a Federal Government program to encourage alcohol production, determining the anticipation of financial subsidy by the distributors to the mill owners and their subsequent reimbursement by the DNC (current National Oil Agency) (R$94.4 million), (b) alleged undue ICMS credits for which the tax authorities understand that there was no proof of origin, in the amount of R$19.3 million, (c) assessments for alleged non-payment of ICMS (R$25.3 million), (d) assessments issued in Ourinhos/SP in connection with the return of ethanol loans made with deferred tax (R$28.7 million), (e) assessments in the State of Rio de Janeiro demanding the reversal of ICMS credits on interstate sales made under Article 33 of ICMS Convention 66/88, which allowed the use of the ICMS credit but was suspended by an injunction granted by STF (R$14.7 million), (f) ICMS credits taken in relation to bills considered invalid, though the understanding of the STJ is that it is possible to take credit, even if there is defect in the document of the seller, as long as it is confirmed that the transaction occurred (R$25.8 million), (g) assessments arising from surplus or shortage of inventory, generated by differences in temperature or handling of the product, without the corresponding issuance of invoices (R$19.6 million) and (h) infraction relating to the ICMS credits due to alleged non-compliance with legal formalities, in the amount of R$25.3 million and; (i) assessments arising from ICMS credits related to inputs of ethanol from certain States that had granted tax benefits to producers of alcohol in alleged disagreement with the law (R$20.3 million).

In addition, the subsidiary IPP has assessments invalidating the set-off of IPI credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. This claim was classified as having a possible risk of loss and, consequently, the subsidiary has not recorded a provision for it. The claim totaled R$78.5 million as of December 31, 2011. IPP also has lawsuits related to the set-off of overpaid PIS amounts before Decrees 2,445/88 and 2,449/88 were declared to be unconstitutional, and decided to include part of these amounts in the tax amnesty program granted by Law 11,941/09.

The table below summarizes our provisions related to legal and administrative proceedings as of December 31, 2011 and 2010:

	2011	2010
	(in millions of Reais)
Income and social contribution taxes	256.2	194.7
PIS and COFINS on other gains	82.6	80.0
ICMS	73.4	104.1
Others	142.0	131.3

Total	554.1	510.1

Some of the provisions above involve escrow deposits in the amount of R$328.9 million as of December 31, 2011 and R$252.0 million as of December 31, 2010.

In September 2011, the company and its subsidiaries included certain amounts owed to the Brazilian Federal Revenue Service, the General Attorney of the National Treasury and the Brazilian Social Security, which risk of loss was classified as probable, within the tax amnesty program established by the Law 11,941/09. Such law provides conditions under which fines, interest and legal charges may be reduced. We maintained a provision for the remaining amounts owed to such creditors totaling R$21.8 million as of December 31, 2011.

Antitrust matters

Ultragaz in Minas Gerais. The subsidiary Cia Ultragaz is party to an administrative proceeding before CADE (Conselho Administrativo de Defesa Econômica), the Brazilian antitrust authority, based on alleged anti-competitive practices in the State of Minas Gerais in 2001. In 2009, the CADE entered a decision against Cia Ultragaz imposing a penalty of R$23.1 million. The imposition of the administrative decision was suspended by a court order and its merit is being judicially reviewed. Based on the above elements and on the opinion of its legal counsel, the subsidiary did not record a provision for this contingency.

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

Acquisition of Texaco. On March 3, 2010, SEAE/MF issued a favorable opinion on the acquisition of Texaco suggesting the approval of the transaction, recommending however the transfer of only one reseller fuel supply contract in each of 9 municipalities in the South and Southeast regions of Brazil, where Ipiranga became the sole distributor in such municipalities after the acquisition. Such notice was followed by an opinion from the Secretariat of Economic Law of the Ministry of Justice (“SDE/MJ”) and from the Attorney-General of CADE, issued on March 8, 2010, and April 27, 2010, respectively, that also followed SEAE/MF’s recommendations. On July 7, 2010, CADE approved the transaction subject to the execution of a Termo de Compromisso de Desempenho (Term of Performance Commitment).

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

Lease Agreement of Filling Stations of LPG and Assets from Nutrigás. The transaction consisting of (i) a lease agreement entered into between Nutrigás and Cia Ultragaz related to filling stations of LPG and assets from Nutrigás S.A. (“Nutrigás”), for the period of 20 years; (ii) the assignment of the right to use bottles of LPG from Nutrigás to Cia Ultragaz, and (iii) the license of certain trademarks from Nutrigás to Cia Ultragaz, was duly submitted to the relevant antitrust authorities on April 28, 2011. The opinions of both SEAE/MF and SDE/MJ and eventual consideration of CADE plenary session in relation to this transaction were still pending as of the date of the filing of this annual report.

Acquisition of Repsol. The acquisition of 100% of the shares of Repsol by Cia Ultragaz was duly submitted to the relevant antitrust authorities on November 11, 2011. The opinions of both SEAE/MF and SDE/MJ and eventual consideration of CADE plenary in relation to this transaction were still pending as of the date of the filing of this annual report.

B. Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on NYSE, in U.S. dollars, and the shares on the São Paulo Stock Exchange, in Reais:

	New York Stock Exchange			São Paulo Stock Exchange
	High	Low	Volume(1)	High	Low	Volume(1)
	(in US$ per ADS)			(in Reais per share)(2)
Year ended
December 31, 2007	10.43	5.74	293,732	18.85	12.32	477,272
December 31, 2008	10.13	3.73	468,420	16.80	8.20	1,440,780
December 31, 2009	12.63	5.35	367,888	21.19	12.71	1,284,192
December 31, 2010	16.41	10.47	339,835	27.11	19.50	1,129,221
December 31, 2011	18.70	14.83	350,892	32.50	23.54	879,910

	New York Stock Exchange			São Paulo Stock Exchange
	High	Low	Volume(1)	High	Low	Volume(1)
	(in US$ per ADS)			(in Reais per share)(2)
Year ended December 31, 2010
First quarter	12.44	10.63	342,804	21.86	19.87	1,204,240
Second quarter	12.41	10.47	329,261	22.10	19.50	1,485,426
Third quarter	15.30	12.10	321,936	25.45	21.50	1,031,450
Fourth quarter	16.41	14.79	365,314	27.11	25.40	795,967
Year ended December 31, 2011
First quarter	17.03	14.92	323,898	27.49	24.54	919,897
Second quarter	18.46	16.33	289,999	28.57	25.75	938,366
Third quarter	18.33	14.83	388,914	29.67	23.54	911,854
Fourth quarter	18.70	15.79	399,725	32.50	29.24	744,085
Month ended
December 31, 2011	18.06	16.38	405,485	32.50	31.00	602,814
January 31, 2012	20.19	17.75	426,200	35.99	32.01	682,752
February 29, 2012	22.72	20.63	409,414	38.99	35.65	761,768
March 31, 2012	23.24	21.65	550,744	40.70	38.79	787,368
April 30, 2012 (through April 20)	22.72	21.69	635,419	42.85	39.65	691,679

(1)	Average daily — number of shares.
(2)	Common shares, with respect to any period on or after the Conversion, which was concluded on August 17, 2011, or preferred shares, with respect to any period prior to the Conversion. See “Item 4.A. Information on the Company — History and Development of the Company.”

The prices and volumes are retroactively adjusted for the stock split described under “Item 4.A. Information on the Company — History and Development of the Company – Recent Developments – Stock split.”

B. Plan of Distribution

Not applicable.

C. Markets

Our shares are listed on the São Paulo Stock Exchange under the ticker symbol “UGPA3” and the ADSs are listed on NYSE under the symbol “UGP”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Bylaws

We are registered with the commercial registry of the state of São Paulo under the registration number 35,300,109,724. Pursuant to chapter I, article 3 of our bylaws, our main corporate purpose is the investment of our capital in the trade, industry and agriculture sectors and in companies providing services, through the subscription for or acquisition of shares or quotas in other companies.

General

Set forth below is a summary of selected significant provisions of our bylaws and the Brazilian Corporate Law, the rules and regulations of the CVM and the Novo Mercado listing segment of BM&FBOVESPA regarding certain corporate matters that will prevail upon completion of the Conversion. This description does not purport to be complete and is qualified by reference to our bylaws, Brazilian Corporate Law, the rules and regulations of CVM and the rules of the Novo Mercado.

In connection with the Conversion, at the extraordinary shareholders’ meeting and the special preferred shareholders’ meeting, both held on June 28, 2011, our shareholders approved (i) the conversion of all preferred shares into common shares at a ratio of one preferred share for one common share; (ii) changes to and consolidation of our bylaws; (iii) the company’s adherence to the rules of the Novo Mercado of the BM&FBOVESPA; and (iv) the confirmation that the new provisions related to the rights of all company’s shareholders in the event of a sale of control of the company, pursuant to its new bylaws and the Novo Mercado regulations, are equivalent to the provisions of the Ultra S.A. shareholders’ agreement dated as of March 22, 2000. Such decisions became effective on the date the shares issued by the company were admitted to trade at the Novo Mercado of the BM&FBOVESPA.

As a result of the Conversion, all preferred shares were converted into common shares. Therefore, certain rights granted to preferred shareholders by Brazilian law or our previous bylaws no longer apply, such as, for example, the priority in capital distribution in the event of our liquidation. Also, due to our new capital structure, other shareholders’ rights are currently not applicable, for instance, the right to separate elections for the Board of Directors and Fiscal Council. On the other hand, common shareholders are entitled to voting rights in any matter. See “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.”

Since our shares are listed on the Novo Mercado, we are required to comply with heightened requirements for corporate governance. In addition, we are not permitted to issue preferred shares or any shares with restricted voting rights while listed on the Novo Mercado pursuant to the rules of the Novo Mercado and our bylaws.

Description of Capital Stock

As of April 20, 2012 our subscribed and paid-in capital stock consisted of 544,383,996 common shares, all of which have equal voting and equity rights, with no par value.

Voting Rights

Each common share entitles its holder to one vote at the matters of the shareholders’ meetings, in accordance with the Brazilian Corporate Law, our bylaws and the Novo Mercado regulations. For more detailed information with respect to the voting rights of our common shares see our Form 8-A filed with the SEC on August 15, 2011 in the section “Description of Capital Stock—Shareholders’ Meetings.”

Deregistration as Publicly-Held Company

We may only deregister as a publicly-held company if such deregistration is approved by a majority of the shareholders present at a shareholders’ meeting and we, our controlling shareholders or a group of controlling shareholders conduct a public tender offer for the acquisition of all of our outstanding shares in accordance with the provisions of Brazilian Corporate Law, the CVM rules and regulations, the Novo Mercado regulation and our bylaws, in which case we would become a privately-held company. The price offered for such outstanding shares must at least correspond to the economic value of such shares as set forth in the respective appraisal report issued by a specialized institution, paid for by the offeror.

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

Shareholders holding at least 10 percent of the free float of our shares may require our management to call a special shareholders’ meeting to determine whether to perform another valuation using the same or a different valuation method. This request must be made within 15 days following the disclosure of the price to be paid for the shares in the public tender offer. If the new valuation price is lower than the original valuation price, the shareholders making such request as well as those who vote in its favor must reimburse the company for any costs incurred in preparing the new valuation. If the new valuation price is higher than the original valuation price, the public tender offer must be made at the higher price.

If a transaction which results in our deregistration as publicly-held company is approved and there is no controlling shareholders or group of controlling shareholders, then the shareholders at the meeting approving such delisting will determine the persons responsible for launching the tender offer.

Withdrawal from the Novo Mercado

We may at any time withdraw the company from the Novo Mercado, pursuant to majority shareholder approval at a shareholders’ meeting and with 30-day prior notice to BM&FBOVESPA. The withdrawal from the Novo Mercado does not necessarily result in our deregistration as a publicly-held company on the BM&FBOVESPA.

Pursuant to our bylaws, the withdrawal from the Novo Mercado approved by the shareholders’ present at a shareholders’ meeting, by the controlling shareholders or a group of controlling shareholders (including if the withdrawal is a result of the approval of a corporate reorganization) will be conditioned upon the launching of a mandatory tender offer for the acquisition of our remaining shares by such shareholders at a price at least equal to the economic value of such shares as set forth in the respective valuation report issued by a specialized institution.

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

If the company is withdrawn from the Novo Mercado as a result of a violation of the rules of the Novo Mercado, the controlling shareholders will be required to carry out a tender offer for the remaining shares at a price that corresponds to at least to the economic value of such shares as set forth in an appraisal report prepared by a specialized institution. If there are no controlling shareholders, the tender offer shall be carried out by those shareholders who voted in favor of the resolution that resulted in the violation of the rules of the Novo Mercado. If, however, the violation results from management action or fact, our management must call a shareholders’ meeting for the purpose of taking the necessary actions to remedy the breach of its Novo Mercado obligations or to approve the delisting. In the event the shareholders approve the company’s delisting from the Novo Mercado, the shareholders’ must determine the persons responsible for carrying out the public tender offer. The appointment of the institutions responsible for preparing reports as mentioned above will comply with the same procedures applicable to a going private transaction. See “—Deregistration as a Publicly-Held Company.”

According to the rules of the Novo Mercado, in the event of a transfer of our shareholding control within 12 months following our delisting from the Novo Mercado, the selling controlling shareholders and the acquirer must offer to acquire the remaining shares for the same price and terms offered to the selling controlling shareholders, adjusted for inflation.

If our shares are delisted from the Novo Mercado, we will not be permitted to rejoin the Novo Mercado for a period of two years after the delisting date, unless there is a change in the company’s control following our delisting.

Sale of Control

In the event of a direct or indirect sale of the company’s corporate control, through a single or series of transactions, the acquirer must conduct a public tender offer to buy all of the shares held by the remaining shareholders in order to ensure equal treatment of all shareholders (tag-along right). Such right has been provided to Ultrapar’s shareholders since March 22, 2000, in accordance with the terms of the Ultra S.A. shareholders’ agreement signed on the same date, which has since then been rescinded and replaced by our bylaws. The tender offer is subject to applicable laws, our bylaws and the rules of the Novo Mercado.

A public tender offer is also required when there is an assignment for consideration of share subscription rights or rights of other securities convertible into our shares, which results in the transfer of control of the company. In such a case, the acquiring shareholder must (i) complete a public tender offer for the acquisition of our remaining shares on the same terms and conditions offered to the selling shareholder and (ii) reimburse the counterparties from whom it has acquired our shares on the stock exchange in the six-month period preceding the transaction which resulted in a change in control. The reimbursement amount corresponds to the positive difference between the price paid to the selling shareholder in the transaction that resulted in a change of control and the adjusted price paid in the transactions carried out on the BM&FBOVESPA during this six-month period, as adjusted by the SELIC rate up until the payment date.

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

Acquisition of a Relevant Interest

Any person, regardless of whether he/she is a shareholder, which, on his/her own account or acting jointly with another person, acquires our shares, through a single transaction or a series of successive transactions, representing 20% or more of our capital stock, is required to make a tender offer for the acquisition of the shares held by the remaining shareholders at a price equal to the highest value per share paid by him/her in the preceding six months, adjusted pursuant to the SELIC rate. Such persons will not be required to carry out a public tender offer in the event they timely and cumulatively sell on a stock exchange the number of our shares that exceeds such thresholds, within 30 days from the date of they provide notice to the company of their intent to make such sales. In addition, the requirement to carry out a public tender offer will not apply in the event any shareholder or group of shareholders hold more than 50% of our capital stock at the time of acquisition of the relevant interest.

Public Tender Offers

A single public tender offer may be made for more than one of the purposes provided for in our bylaws, the rules of the Novo Mercado, Brazilian Corporate Law or in the regulations issued by the CVM, provided that the procedures used in conducting the public tender offer are compatible with all requirements of each distinct public tender offer, the public tender offerees do not suffer any damages and the authorization of the CVM is obtained, when required by applicable law.

C. Material Contracts

New Ultra S.A. Shareholders Agreement

Ultra S.A.’s shareholders executed, on April 1, 2011, the New Ultra S.A. Shareholders’ Agreement, which became effective upon the approval of the Conversion. The New Ultra S.A. Shareholders’ Agreement replaced the shareholders’ agreement executed in December 2009. The terms and conditions of the New Ultra S.A. Shareholders’ Agreement are substantially the same of the previous shareholders’ agreement, except, mainly, for (a) the requirement for prior approval at a shareholders’ meeting for a third party to become an Ultra S.A. shareholder and (b) the purpose and form of the preliminary meetings to be held prior to the company’s certain shareholders’ meetings. The New Ultra S.A. Shareholders’ Agreement will be valid for a two-year term and is renewable by a unanimous resolution. It can be terminated prior to the expiration of its term by a resolution of 80% of Ultra S.A. voting shares. See “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders — Shareholders’ Agreements” and “Exhibit 2.11 – New Ultra S.A. Shareholders’ Agreement, dated as of April 1, 2011.”

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

BNDES

In August 2006, our subsidiaries signed a revolving line of credit agreement with BNDES (Brazilian National Development Bank) in the total amount of R$728 million to finance investments over the next 5 years, starting in 2006. In December 2008, a new agreement of the same nature was signed raising the total amount of this credit agreement to R$1,622 million, including new beneficiaries (IPP and its subsidiaries). On December 31, 2011, the amount being used by the subsidiaries was R$725 million.

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

In December 2009, Ultrapar amended certain terms and conditions of its third issuance of unsecured debentures, in the amount of R$1.2 billion, with the approval of the holder of 100% of the debentures. The interest rate of the debentures was reduced to 108.5% of the CDI and its maturity date was extended to December 2012. In April 2011, the company made an early partial redemption of 200 debentures. As of December 31, 2011, the outstanding principal amount of the third issuance of debentures was R$1.0 billion. For more information on our debentures, see “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness.”

In March 2012, the company completed its fourth issuance of debentures totaling R$800 million, the proceeds of which were used to partially redeem the third issuance of debentures. The terms of the fourth issuance of debentures are substantially the same of those of the third issuance, except for the maturity date, which is March 16, 2015, and the interest rate, which is 108.25% of the CDI.

Loan with Banco do Brasil
Our subsidiary IPP entered into several loan agreements with Banco do Brasil to finance the marketing, processing or manufacturing of agricultural goods (particularly ethanol). The fixed rate loans bear an average 11.8% per year interest rate with the entire principal due at the maturity dates. IPP contracted hedging instruments, providing a 98.75% of CDI average effective interest rate for such loans. The loan agreements contain certain financial penalties for failure to make required payments, limits on permitted usages of the borrowed amounts (which are linked to certain agricultural products expenditures) and loan acceleration clauses. In addition, these agreements contain cross default clauses, requiring the principal and accrued interest to be paid in full for certain events. On February 15, 2012, the company’s Board of Directors approved the renewal of financings from Banco do Brasil S.A. for its subsidiary IPP, for the principal amount of R$409.5 million.

For further detail on financial instruments of Ultrapar and its subsidiaries, see Note 22 to our consolidated financial statements and “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments.”

Other material contracts are described in other sections of this report

For information regarding the acquisition of Shell Gás, see “Item 4.A. Information on the Company — History and Development of the Company.” For information regarding our contract with Braskem relating to the supply of ethylene, see “Item 4.B. Information on the Company — Business Overview — Petrochemicals and Chemicals — Oxiteno — Raw materials” and “Item 5.F. Operating and Financial Review and Prospects — Tabular Disclosure of Contractual Obligations.”

D. Exchange Controls

There are no restrictions on ownership of our common shares by individual or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of our shares into foreign currency and to remit such amounts abroad is subject to restrictions under foreign investment legislation which generally require, among other things, that the relevant investment be registered with the Central Bank and the CVM.

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

Securities and other financial assets held by non-Brazilian investors pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or through organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will. See “Item 10.E. Additional Information — Taxation — Brazilian Tax Consequences.”

Foreign investors must be registered with the Brazilian internal Revenue Service (“Receita Federal”) pursuant to the Nominative Instruction 1,183, dated as of August 19, 2011. This registration process is undertaken by the investor’s legal representative in Brazil.

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

Taxation of gains. According to Law no. 10,833, dated as of December 29, 2003, the gains recognized on a disposal of assets located in Brazil, such as our shares, by a Non-Brazilian Holder, are subject to withholding income tax in Brazil. This rule is applicable regardless of whether the disposal is conducted in Brazil or abroad and/or if the disposal is or is not made to an individual or entity resident or domiciled in Brazil.

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

Sale of ADS and shares by U.S. Holders to other non-residents in Brazil

Pursuant to Section 26 of Law No. 10,833, published on December 29, 2003, the sale of property located in Brazil involving non-resident investors is subject to Brazilian income tax as of February 1, 2004. Our understanding is that ADSs do not qualify as property located in Brazil and, thus, should not be subject to the Brazilian withholding tax. Insofar as the regulatory norm referred to in Section 26 is recent and generic and since, at the present time, no definitive jurisprudence provided by Brazilian Superior Courts has been established with respect to this matter, we are unable to assure the final outcome of such discussion.

Gains on the exchange of ADS for shares

Although there is no clear regulatory guidance, the exchange of ADSs for shares should not be subject to Brazilian income tax. Non-Brazilian Holders may exchange their ADSs for the underlying shares, sell the shares on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days from the date of exchange (in reliance on the depositary’s electronic registration). For further information, see “Item 10. Additional Information — Taxation — Brazilian Tax Consequences - Taxation of Bonds and Securities Transactions (IOF/Bonds).” Our understanding is that the exchange of ADSs for the underlying shares and sale of shares within the period mentioned above by a Non-Brazilian Holder that (i) is a Registered Holder and (ii) is not a Tax Haven Holder, should not be subject to the withholding income tax.

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

Taxation of Foreign Exchange Transactions (IOF/Exchange). IOF/Exchange is imposed on the conversion of Reais into foreign currency and on the conversion of foreign currency into Reais. In the case of the settlement of foreign exchange transactions for the flow of capital into the country, made by foreign investors, for transactions in the financial and capital markets, the applicable rate is 0%. The Brazilian Federal Government is permitted to increase the rate at any time, up to 25%. However, any increase in rates only applies to future transactions.

Taxation of Bonds and Securities Transactions: (IOF/Bonds). Law No. 8,894, dated as of June 21, 1994, created the IOF/Bonds, which may be imposed on any transaction involving bonds and securities, even if the transaction includes Brazilian stock, futures or commodities exchange. The rate of IOF/Bonds with respect to transactions of shares is currently 0%. Regarding the ADSs, under the Decree nr 7,011, from November 18, 2009 which amended the Decree nr 6,306, from December 14, 2007, the transfer of shares listed on the Brazilian stock exchange, with the specific purpose of guaranteeing the issuance of depositary receipts in the foreign market, is subject to a 1.5% IOF/bonds rate. The executive branch may increase the rate up to 1.5% per day during the terms of the securities, but only with respect to future transactions relating to shares or ADSs.

Other Brazilian Taxes. Some Brazilian states impose gift and inheritance tax on gifts or bequests made by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of shares or ADSs.

Material U.S. Federal Income Tax Considerations

The following is a discussion of material U.S. federal income tax considerations relating to the ownership and disposition of our shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to U.S. Holders (as defined below) of our shares or ADSs. The discussion applies only to a U.S. Holder (as defined below) that holds our shares or ADSs as capital assets (generally, for investment purposes) for U.S. federal income tax purposes and does not address all the U.S. federal income tax considerations that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, such as dealers and traders in securities or currencies, financial institutions, insurance companies, tax-exempt entities, real estate investment trusts, regulated investment companies, persons that own, or have owned directly, indirectly or constructively, 10% or more of our voting shares for U.S. federal income tax purposes, persons holding our shares or ADSs as part of a hedging transaction, wash sale, straddle, conversion transaction or other integrated transaction for U.S. federal income tax purposes, persons entering into a “constructive sale” with respect to our shares or ADSs for U.S. federal income tax purposes, persons that have a functional currency for U.S. federal income tax purposes other than the U.S. dollar, persons liable for the alternative minimum tax, certain former citizens or long-term residents of the United States, persons who acquired our shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation, or entities classified as partnerships for U.S. federal income tax purposes.

Moreover, this description does not address the U.S. federal estate and gift tax or alternative minimum tax considerations relating to the ownership or disposition of our shares or ADSs. U.S. Holders should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax considerations relating to the acquisition, ownership and disposition of our shares or ADSs.

This discussion is based on the Internal Revenue Code of 1986, as amended (“the Code”), administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury regulations, in each case as in effect and available on the date hereof. All of the foregoing are subject to change (possibly on a retroactive basis), or differing interpretations, which could affect the U.S. federal income tax considerations described herein. In addition, this discussion assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement and any other related document will be performed in accordance with its terms.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our shares or ADSs that is for U.S. federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust, if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes, or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust. For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of our shares or ADSs who is not a U.S. Holder or a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

If a partnership, or any other entity or arrangement treated as a partnership for U.S. federal tax income tax purposes, holds shares or ADSs, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and on the activities of the partnership. Partnerships holding shares or ADSs and partners in such partnerships should consult their own tax advisors as to the particular U.S. federal income tax consequences of owning and disposing of the shares or ADSs.

U.S. Holders should consult their own tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any non-U.S., state and local tax jurisdiction.

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

Taxation of distributions

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

Dividends on our shares or ADSs received by a U.S. Holder will generally be treated as foreign source income for U.S. foreign tax credit purposes. Subject to certain conditions and limitations under U.S. federal income tax law concerning credits or deductions for non-U.S. taxes and certain exceptions for short-term and hedged positions, a Brazilian withholding tax imposed on dividends would be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or at a U.S. Holder’s election may be deducted in computing taxable income if the U.S. Holder has elected to deduct all foreign income taxes for the taxable year). The limitation on foreign income taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific “baskets” of income. The rules with respect to foreign tax credits are complex and U.S. Holders should consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances. Instead of claiming a credit, a U.S. Holder may, at its election, deduct such otherwise creditable Brazilian taxes in computing its taxable income, subject to generally applicable limitations under the Code and the Treasury regulations promulgated thereunder.

Taxation of sale, exchange or other disposition of shares or ADSs

Subject to the discussion below under “— Passive foreign investment company”, a U.S. Holder will generally recognize gain or loss on the sale, exchange or other disposition of a share or ADS equal to the difference between the amount realized (including the gross amount of the proceeds before the reduction of any Brazilian tax) on such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in the share or ADS. Subject to the discussion below under “— Passive foreign investment company”, gain or loss on the disposition of a share or ADS will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the share or ADS for more than one year. Gain or loss recognized by a U.S. Holder generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes, as the case may be. An individual U.S. Holder may be entitled to preferential rates of taxation for net long-term capital gains; however, the deductibility of capital losses is subject to limitations under the Code.

A U.S. Holder’s initial tax basis of shares or ADSs will be the U.S. dollar value of the purchase price determined on the date of purchase. If the shares or ADSs are treated as traded on an “established securities market,” a cash basis U.S. Holder (or, if it elects, an accrual basis U.S. Holder) will determine the U.S. dollar value of the cost of such shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of U.S. dollars to Reais and the immediate use of that currency to purchase shares or ADSs will generally not result in taxable gain or loss for a U.S. Holder.

A U.S. Holder that receives Reais upon a sale, exchange or other disposition of our shares or ADSs will realize an amount equal to the U.S. dollar value of the Reais on the date of sale, exchange, or other disposition. If the shares or ADSs are treated as traded on an “established securities market,” a cash basis U.S. Holder (or, if it elects, an accrual basis U.S. Holder) will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale. A U.S. Holder will have a tax basis in the Reais received equal to that U.S. dollar amount. Any gain or loss realized by a U.S. Holder on a subsequent conversion of Reais into U.S. dollars (or other disposition) generally will be U.S. source ordinary income or loss for U.S. foreign tax credit purposes.

If any gain from the sale or exchange of our shares or ADSs is subject to Brazilian tax, U.S. Holders may not be able to credit such taxes against their U.S. federal income tax liability under the U.S. foreign tax credit limitations of the Code since such gain generally would be U.S. source income, unless such tax can be credited (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. Alternatively, the U.S. Holder may take a deduction for the Brazilian income tax if such holder does not take a credit for any foreign income tax during the taxable year. The rules with respect to foreign tax credits are complex and U.S. Holders should consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Passive foreign investment company

In general, certain adverse consequences could apply to a U.S. Holder if we are treated as a PFIC for any taxable year during which the U.S. Holder holds shares or ADSs. A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (i) at least 75 percent of its gross income consists of passive income, such as dividends, interest, rents and royalties, or (ii) at least 50 percent of the average quarterly value of its gross assets is attributable to assets that produce passive income or are held for the production of passive income.

Based on a review of our gross income and assets, the manner in which we currently operate our business, the current market price of our shares, and the current interpretation of the PFIC provisions in the Code, we believe that we were not a PFIC for U.S. federal income tax purposes for the 2011 taxable year. However, the determination as to whether we will be a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and is not made until after the end of a taxable year. Consequently, there can be no assurance that we will not be considered a PFIC for the current taxable year or any subsequent taxable year.

If we were a PFIC for any taxable year during which a U.S. Holder held shares or ADSs, a U.S. Holder of shares or ADSs may be subject to imputed interest charges and other generally adverse tax consequences with respect to any gain from the sale, exchange or other taxable disposition of, and certain excess distributions with respect to, the shares or ADSs. Distributions received in a taxable year that are greater than 125 percent of the average annual distributions received during the shorter of (i) the three preceding taxable years or (ii) a U.S. Holder’s holding period for the shares or ADSs will be treated as excess distributions. Under these special tax rules: (i) the excess distribution or gain will be allocated ratably to each day in the U.S. Holder’s holding period for the shares or ADSs, (ii) the amount allocated to the taxable year of disposition, and any taxable year prior to the first taxable year in which we are a PFIC, will be treated as ordinary income, and (iii) the amount allocated to each other taxable year that we were a PFIC will be subject to tax at the highest tax rate applicable to ordinary income for each such earlier taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

U.S. Holders should consult their own tax advisors regarding the tax consequences that would arise if we were treated as a PFIC for U.S. federal income tax purposes, any applicable information reporting requirements, and the possibility of making a mark-to-market election in order to alleviate certain of these tax consequences.

Foreign tax credit for Brazilian taxes

The Brazilian IOF/Exchange Tax imposed on a purchase of our shares or ADSs and the IOF/Bonds Tax imposed on a transaction (as discussed above under “Brazilian Tax Consequences”) will not be treated as a creditable foreign tax for U.S. federal income tax purposes. U.S. Holders should consult their own tax advisors regarding the tax consequences of these Brazilian taxes.

Information reporting and backup withholding requirement

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

In addition, certain U.S. Holders are required to report to the IRS information relating to an interest in the shares or ADSs, subject to exceptions (including an exception for shares or ADSs held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with its tax return for each year in which it held an interest in the shares or ADSs. U.S. Holders are urged to consult their own tax advisors regarding the effect, if any, of this information reporting requirement on their acquisition, ownership and disposition of the shares or ADSs.

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

We furnish to The Bank of New York, as depositary, copies of all reports we are required to file with the SEC under the Exchange Act, including our annual reports in English, containing a brief description of our operations and our audited annual consolidated financial statements which are prepared in accordance with IFRS. In addition, we are required under the Deposit Agreement to furnish the depositary with copies of English translations to the extent required under the rules of the SEC of all notices of meetings of holders of preferred shares and other reports and communications that are generally made available to holders of common shares. Under certain circumstances, the depositary will arrange for the mailing, at our expense, of these notices, other reports and communications to all ADS holders.

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

The main risks to which the company is exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by Ultrapar’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the company and by their counterparties. These risks are managed through control policies, specific strategies, and establishment of limits.

The company has a conservative policy for the management of financial assets, instruments and risks approved by its Board of Directors (the “Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•

Implementation of the management of financial assets, instruments and risks is the responsibility of the financial area, through its treasury department, with the assistance of the tax and accounting departments;

•

Supervision and monitoring of compliance with the principles, guidelines and standards of the Policy is the responsibility of the Risk and Investment Committee composed of members of the company’s executive board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fund raising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis;

•	Changes in the Policy, or revisions of its standards are subject to the approval of Board of Directors of Ultrapar;

•	Continuous enhancement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the financial area;

•	The internal audit department audits the compliance with the requirements of the Policy.

Currency risk

Most transactions of Ultrapar are located in Brazil and, therefore, the reference currency for risk management is the Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of Ultrapar and its subsidiaries and their exposure to changes in exchange rates. Ultrapar considers as its main currency exposures the assets and liabilities in foreign currency and the short-term net sales in foreign currency of Oxiteno.

The subsidiaries of Ultrapar use exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial markets to protect their assets, liabilities, receipts and disbursements in foreign currency, in order to reduce the effects of changes in exchange rates on their results and cash flows in Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currency are stated below, translated into Reais as of December 31, 2011 and December 31, 2010:

Assets and liabilities in foreign currency

	2011	2010
	(Amounts in millions of Reais)
Assets in foreign currency
Financial assets in foreign currency (except for hedging instrument)	303.8	211.0
Foreign trade accounts receivable, net of provision for loss	134.9	123.6
Advances to foreign suppliers, net of accounts payable arising from imports	—	11.3
Investments in foreign subsidiaries	115.3	72.6

	554.0	418.5

Liabilities in foreign currency
Financing in foreign currency	(873.6)	(710.2)
Accounts payable arising from imports, net of advances to foreign suppliers	(2.8)	—

	(876.4)	(710.2)

Foreign currency hedging instruments	348.5	122.7
Net asset (liability) position	26.1	(169.0)
Net asset (liability) position — RPR[1]	(8.3)	13.6
Net asset (liability) position — Total	17.8	(155.4)

(1)	The net liability position as of December 31, 2011 of RPR reflects the amount of R$8.3 million of suppliers in foreign currency.

Based on the net asset position of R$26.1 million in foreign currency shown above, the company estimates that a 10% devaluation of the Real would produce a total effect of R$2.6 million, of which R$5.5 million of losses recognized in income and R$8.1 million of gain directly recognized in shareholders’ equity in cumulative translation adjustments mainly due to changes in the exchange rate on equity of foreign subsidiaries. Based on the same position, the company estimates that a 10% valuation of the Real would produce a net effect of R$2.6 million, of which R$5.5 million of gains recognized in income and R$8.1 million of loss directly recognized in shareholders’ equity in cumulative translation adjustments. See Note 22 to our financial statements.

Sensitivity analysis

The company uses derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, the company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S. dollar futures contracts quoted on

BM&FBOVESPA as of December 31, 2011. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$2.43 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional valuation or devaluation of the Real against the likely scenario, according to the risk to which the hedged item is exposed.

Based on the balances of the hedging instruments and hedged items as of December 31, 2011, the exchange rates were replaced, and the changes between the new balance in Reais and the balance in Reais as of December 31, 2011 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (Likely)	Scenario II	Scenario III
	(Amounts in millions of Reais)
Currency swaps receivable in U.S. dollars
(1) U.S. dollar / R$ swaps	U.S. dollar appreciation	59.4	167.8	276.3
(2) Debts in U.S. dollars		(59.4)	(167.9)	(276.5)

(1)+(2)	Net Effect	0.0	(0.1)	(0.2)

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	U.S. dollar devaluation	(0.0)	6.2	12.5
(4) Gross margin of Oxiteno		0.0	(6.2)	(12.5)

(3)+(4)	Net Effect	0.0	0.0	0.0

See Notes 4, 14 and 22 to our consolidated financial statements for a discussion of the accounting policies for derivative instruments and information with respect to financial instruments.

Interest Rate Risk

Ultrapar adopts conservative policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of Ultrapar are primarily held in transactions linked to the CDI. Our borrowing primarily relate to financings from Banco do Brasil, BNDES and other development agencies, debentures and borrowings in foreign currency. Ultrapar does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial assets and liabilities at floating rates. See Note 4, 14 and 22 to our consolidated financial statements.

The table below provides information as of December 31, 2011 about our debt obligations in foreign currency and in Reais that are subject to variable and fixed rates of interest. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates and interest rates:

				Principal by year of maturity*
Debt	Weighted average interest rate	Fair value	Book value	2012	2013	2014	2015	2016	2017 and thereafter
	(in millions of Reais)
R$ borrowings**	11.5%	2,362.1	2,364.0	513.5	1,007.0	395.1	400.4	21.1	26.9
Borrowings indexed to the CDI	106.5% of the CDI	1,314.8	1,321.0	1,087.4	9.4	224.1	—	—	—
Borrowings indexed to the TJLP	3.1%	939.9	938.6	465.5	168.2	122.8	92.4	58.6	31.0
U.S. dollar borrowings	5.2%	868.4	823.3	192.6	17.7	127.2	479.6	6.1	0.3
Borrowings indexed to the IGP-M	5.6%	42.4	42.4	1.4	1.3	1.4	1.5	1.6	35.1
Borrowings indexed to the MX$ + TIIE	1.9%	27.1	28.5	9.4	6.0	4.2	2.3	6.6	—
Borrowings indexed to the Bs	13.3%	21.8	21.8	13.0	4.4	4.4	—	—	—

Subtotal		5,576.6	5,539.5	2,282.9	1,214.0	879.1	976.2	94.0	93.3
Unrealized losses on swaps transactions		22.1	22.1	22.1	—	—	—	—	—

Total		5,598.7	5,561.6	2,305.0	1,214.0	879.1	976.2	94.0	93.3

*	Figures include interest accrued until December 31, 2011.
**	For the amount of R$2,208.1 million, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 99% of CDI on average.

Sensitivity analysis

For the sensitivity analysis of the interest rate hedging instruments in Reais, the company used the future CDI curve (curve DI x Pre) quoted on BM&FBOVESPA as of December 31, 2011 for each swap and debt (the hedged item) maturities, for defining the likely scenarios. Scenarios II and III were estimated with a 25% and 50% deterioration, respectively, of the pre-fixed interest rate to that of the likely scenario.

Based on the three scenarios of interest rates in Reais, the company estimated the values of its debt and instruments of protection according to the risk which is being protected (variations in the pre-fixed interest rates in Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The result is shown in the table below:

	Risk	Scenario I (Likely)	Scenario II	Scenario III
	(Amounts in millions of Reais)
Interest rate swap in Reais
(1) Fixed rate swap - CDI	Increase in the pre-fixed rate	—	(78.9)	(152.0)
(2) Fixed rate financing		—	78.9	152.1

(1)+(2)	Net Effect	—	0.0	0.1

Credit risk

The financial instruments that would expose the company to credit risks of the counterparty are basically represented by cash and cash equivalents, financial investments, hedging instruments and accounts receivable.

Customer credit risk — Such risks are managed by each business unit through specific criteria for acceptance of customers and credit rating and are additionally mitigated by diversification of sales. As of December 31, 2011, the provision for potential loss on their accounts and assets receivables recorded for Ipiranga, Ultragaz, Oxiteno and Ultracargo were R$101.3 million, R$13.1 million, R$1.4 million and R$0.6 million, respectively.

Credit risk of financial institutions — Such risk results from the inability of financial institutions to comply with their financial obligations to the company due to insolvency. The company regularly conducts a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volumes of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by institution and, therefore, require diversification of counterparty.

Government credit risk — The company has financial investments in Brazilian federal government bonds. The Policy allows investments in government securities from countries classified as investment grade AAA or Aaa by specialized credit rating agencies. However, on December 31, 2011 the company had no financial investments in governmental securities issued by any country other than Brazil. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of the counterparties.

Liquidity risk

The company main sources of liquidity derive from (i) cash, cash equivalents and financial investments, (ii) cash generated from operations and (iii) financings. The company believes that these sources are sufficient to satisfy its requirements for current expenses, which include, but are not limited to, working capital, capital expenditures, amortization of debt and payment of dividends.

The company periodically examines opportunities for acquisitions and investments. The company considers different types of investments, either directly or through joint ventures, or affiliated companies, and finance such investments using cash generated from operations, debt financing (including by accessing capital markets), through capital increases or through a combination of these methods.

As of December 31, 2011, the company’s total indebtedness maturing in 2012 was R$2,305 million. Furthermore, the investment plan for 2012 totals R$1,088 million. As of December 31, 2011, the company had R$2,782 million in cash, cash equivalents, short-term and long-term financial investments.

Selection and use of financial instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology of the carrying value and fair value, and documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the company is intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections, and are the subject of risk management. In accordance with the Policy, the company can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the company uses the term “hedging instruments” to refer to derivative financial instruments.

The Committee monitors compliance with the risk standards established by the Policy through a risk monitoring map, including the use of hedging instruments, on a monthly basis. In addition, the internal audit department verifies the compliance with the requirements of the Policy. The table below summarizes the position of hedging instruments adopted by the company:

			Initial notional amounts(1)		Fair value		Amounts payable or receivable for the period (Dec 31, 2011)
Swap contracts	Counterparty	Maturity	2011	2010	2011	2010	Amount receivable	Amount payable
					R$ million	R$ million	R$ million	R$ million
a – Exchange rate swaps receivable in U.S. dollars
Receivables in U.S. dollars	Bradesco, Citibank, HSBC, Itaú, Santander	Jan 2012 to Dec 2015	US$198.9	US$165.8	373.3	271.0	373.3	—
Payables in CDI interest rate			(US$198.9)	(US$165.8)	(367.9)	(320.0)	—	367.9

Total result			—	—	5.4	(49.0)	373.3	367.9

b – Exchange rate swaps payable in U.S. dollars
Receivables in CDI interest rate	Itaú, Santander	Jan 2012 to Mar 2012	US$13.3	US$89.2	24.5	153.0	24.5	—
Payables in U.S. dollars			(US$13.3)	(US$89.2)	(24.8)	(146.7)	—	24.8

Total result			—	—	(0.3)	6.3	24.5	24.8

c – Interest rate swaps in Reais
Receivables in fixed interest rate	Banco do Brasil	Feb 2012 to May 2015	R$1,809.5	R$1,809.5	2,229.4	1,947.9	2,229.4	—
Payables in CDI interest rate			(R$1,809.5)	(R$1,809.5)	(2,152.5)	(1,931.5)	—	2,152.5

Total result			—	—	76.9	16.4	2,229.4	2,152.5

d – Interest rate swaps in U.S. dollars
Receivables in LIBOR interest rate in U.S. dollars			—	US$60.0	—	98.6	—	—
Payables in fixed interest rate in U.S. dollars			—	(US$60.0)	—	(100.2)	—	—

Total result			—	—	—	(1.6)	—	—

e – NDFs (non-deliverable forwards) – RPR
Receivables in U.S. dollars			—	US$10.3	—	16.6	—	—
Payables in fixed interest rate in R$			—	(US$10.3)	—	(18.1)	—	—

Total result			—	—	—	(1.5)	—	—

			Initial notional amounts(1)		Fair value		Amounts payable or receivable for the period (Dec 31, 2011)
Swap contracts	Counterparty	Maturity	2011	2010	2011	2010	Amount receivable	Amount payable
					R$ million	R$ million	R$ million	R$ million
f – Exchange rate swaps receivable in U.S. dollars - RPR
Receivables in U.S. dollars			—	US$0.9	—	1.6	—	—
Payables in CDI interest rate			—	(US$0.9)	—	(1.7)	—	—

Total result			—	—	—	(0.1)	—	—

Total gross result			—	—	82.0	(29.5)	2,627.2	2,545.2
Income tax			—	—	(10.7)	(5.1)	(10.7)	—
Total net result			—	—	71.3	(34.6)	2,616.5	2,545.2
Positive balance					93.4	19.8
Negative balance					(22.1)	(54.4)

(1)	In millions. Currency as indicated.

The purposes and the receiving or payable rates of each category of hedging instruments included in the table above are described as follows:

a – Exchange rate swaps receivable in U.S. dollars — the purpose of these contracts is to offset the effect of variations in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Reais linked to CDI. The tables below present our position in this category of swaps as of December 31, 2011:

	Maturity
Swap	2012	2013 and thereafter
Notional amount of swaps (in millions of Reais)(1)	168.4	92.1
Notional amount of swaps (in millions of dollars)	89.8	49.1
Average receiving rate	US$ + 2.89%	US$ + 8.00%
Average payment rate	101.11% of the CDI	143.00% of the CDI

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 29, 2011.

Maturity
Swap	2013 and thereafter
Notional amount of swaps (in millions of Reais)(1)	112.5
Notional amount of swaps (in millions of dollars)	60.0
Average receiving rate	US$ + LIBOR + 1.00%
Average payment rate	86.90% of the CDI

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 29, 2011.

b – Exchange rate swaps payable in U.S. dollars — the purpose of these contracts is to off-set changes in the exchange rate of the revenues of subsidiaries Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste with changes to the exchange rate of the cost of their main raw materials. The table below presents our position in this category of swaps as of December 31, 2011:

Swap	Maturity 2012
Notional amount of swaps (in millions of Reais)(1)	25.0
Notional amount of swaps (in millions of dollars)	13.3
Average receiving rate	70.68% of the CDI
Average payment rate	US$

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 29, 2011.

c – Interest rate swap in Reais — the purpose of this contract is to convert the interest rate on financing contracted in Reais from fixed into floating. The table below presents our position on this category of swaps as of December 31, 2011:

	Maturity
Swap	2012	2013 and thereafter
Notional amount of swaps (in millions of Reais)	409.5	1,400.0
Notional amount of swaps (in millions of dollars)(1)	218.3	746.3
Average receiving rate	11.35% p.a.	11.95% p.a.
Average payment rate	98.50% of the CDI	98.82% of the CDI

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 29, 2011.

All transactions mentioned above were properly registered with CETIP S.A. (the Brazilian over-the-counter clearing house), except for the interest rate swap in U.S. dollars (contract governed by ISDA - International Swap Dealers Association, Inc. executed with the counterparty Banco Itaú BBA S.A. – Nassau Branch).

Hedge accounting

The company designated some financial derivative instruments for the protection of future cash flows as cash flow hedges. The purpose of such instruments is to protect the cash flows (i) from the risk of fluctuations in LIBOR on loans contracted and (ii) the risk of fluctuations in exchange rates for future imports of oil denominated in U.S. dollars for the subsidiary RPR. On December 31, 2011 these instruments of protection had been settled.

The company designates derivative financial instruments used to offset the variations due to changes in interest rates in the market value of financing contracted in Reais as fair value hedge. As of December 31, 2011, the notional amount of such instruments totaled R$1,809.5 million (item (c) in the table above). The company recognized a gain of R$7.1 million in 2011, of which R$60.5 million refer to revenue from such instruments and R$(53.4) million refer to the fair value adjustment of hedged debt.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

In the United States, our common shares are traded in the form of ADSs. Each of our ADSs represents one common share of Ultrapar, issued by The Bank of New York Mellon, as depositary, pursuant to a deposit agreement, dated July 22, 1999, as amended and restated on May 5, 2005, on January 26, 2011 and on August 15, 2011. The depositary’s principal executive office is located at One Wall Street, New York, NY 10286.

Fees and expenses

The following table summarizes the fees and expenses payable by holders of ADSs:

Persons depositing or withdrawing shares must pay:	For

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

(i) Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

(ii) Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates

$0.02 (or less) per ADSs	Any cash distribution, except for a distribution in respect of a cash dividend

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities to holders of deposited securities which are distributed by the depositary to ADS holders

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	(i) Cable, telex and facsimile transmissions (ii) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

Payment of taxes

The depositary may deduct the amount of any taxes owed from any payments to investors who hold ADSs. It may also sell deposited securities, by public or private sale, to pay any taxes owed. Investors who hold ADSs will remain liable if the proceeds of the sale are not sufficient to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to investors who hold ADSs any proceeds, or send to investors who hold ADSs any property, remaining after it has paid the taxes.

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

Reimbursement of fees incurred in 2011

From January 1, 2011 until December 31, 2011, Ultrapar received from the depositary US$722,121, net of withholding taxes, for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADSs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On June 28, 2011, the Conversion and our bylaws were approved at the extraordinary general shareholders’ meeting and the special preferred shareholders’ meeting. See “Item 4.A. Information on the Company — History and Development of the Company — New corporate governance structure” and “Item 19 – Exhibit 1.1 – Bylaws of Ultrapar, dated as of June 28, 2011.”

As a result of the Conversion, the company’s capital stock is exclusively composed of common shares, and, accordingly, all shares issued by the company entitle their holders to the same voting and equity rights. The material modifications to the rights of security holders as a result of the conversion of all preferred shares into common shares are:

Voting Rights. The voting rights of common shareholders existing prior to the Conversion were diluted as a result of the conversion of each preferred share, which had limited voting rights, into one common share, with voting rights. This dilution also affected certain rights provided by Brazilian Corporate Law, which grants rights to holders of a certain percentage of voting shares.

Priority of Capital Distributions. Prior to the Conversion, former preferred shareholders of Ultrapar had priority in capital distributions in the event of a liquidation of the company, as provided by our bylaws before the amendments approved on June 28, 2011. Currently, none of our shareholders have priority in capital distributions in the event of a liquidation of the company.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

As of December 31, 2011, under management’s supervision and with its participation, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of our disclosure controls and procedures for the period relating to the information contained in this 20F report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that (a) our disclosure controls and procedures were effective as of December 31, 2011 to enable the company to record, process, summarize, and report information required to be included in the reports that it files or submits under the Securities Exchange Act of 1934, within the time periods required and (b) our disclosure controls and procedures were also effective as of December 31, 2011 to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Management evaluated the internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO and Chief Financial Officer, or CFO as of December 31, 2011. Management evaluated the effectiveness of our internal control over financial reporting based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. Ultrapar’s management concluded that, as of December 31, 2011, our internal control over financial reporting were effective, based on those criteria.

(c) Report of the Registered Public Accounting Firm on Internal Control over Financial Reporting

The Report of independent registered public accounting firm on internal control over financial reporting issued by our independent registered public accounting firm, KPMG Auditores Independentes, is presented below.

(d) Changes in Internal Control over Financial Reporting

We have made no change to our internal control over financial reporting for the year ended December 31, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Ultrapar Participações S.A.

We have audited the accompanying consolidated balance sheets of Ultrapar Participações S.A. and subsidiaries (“the Company”) as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in shareholders’ equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011. We also have audited the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ultrapar Participações S.A. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG Auditores Independentes

São Paulo, SP - Brazil

April 30, 2012

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our fiscal council acts as an audit committee pursuant to the requirements of the Sarbanes-Oxley Act. Under Rule 10A-3(c)(3) of the Exchange Act, non-U.S. issuers, such as Ultrapar, are exempt from the audit committee requirements of Section 303A of the NYSE Listed Company Manual if they establish, according to their local law or regulations, another body that acts as an audit committee. See “Item 6.C. Directors, Senior Management and Employees — Board Practices”

Ultrapar has determined that it will not appoint an audit committee financial expert, as Brazilian law does not require a fiscal council member to have the same attributes of such a financial expert. However, the company believes that its fiscal council members have broad commercial experience and extensive business leadership, having held various roles in accountancy, financial management and supervision, treasury and corporate finance. For example, one member of the company’s fiscal council is a former partner of a major audit firm. In addition, other members of the company’s fiscal council have served as the chief financial officer of major Brazilian companies and as a member of the board of directors and fiscal council in a major Brazilian bank. We believe that there is a broad and suitable mix of business and financial experience on the fiscal council.

Notwithstanding the above, our bylaws provides for an audit committee to be appointed by the Board of Directors which will only be installed during the periods when the fiscal council is not installed. See “Item 6. Directors, senior management and employees reference — Board Practices — Fiscal Council and Audit Committee Exemption.” We currently have a fiscal council installed.

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

The relationship with our independent auditors in respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the auditor. Our Board of Directors approves our financial statements, the performance by our auditors of audit and permissible non-audit services, and associated fees, supported by our fiscal council, which acts as an audit committee pursuant to the requirements of the Sarbanes-Oxley Act. See “Item 6.C. Directors, Senior Management and Employees — Board Practices — Fiscal Council and Audit Committee Exemption” for more information about the responsibilities of the fiscal council. Our consolidated financial statements for the years ended December 31, 2011, 2010 and 2009 were audited by the independent registered public accounting firm, KPMG Auditores Independentes.

The following table describes the total amount billed to us by KPMG for services performed in 2011 and 2010 and the respective compensation for these services.

	2011	2010
	(in thousands of Reais)
Audit Fees	3,834.0	3,557.0
Audit Related Fees	27.0	92.0
Tax Fees	—	—
All Other Fees	—	—
Total Consolidated Audit Fees	3,861.0	3,649.0

“Audit Fees” are the aggregate fees billed by independent registered public accounting firms for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. “Audit-Related Fees” are fees charged by KPMG for assurance and related services. For the year ended December 31, 2011, Ultrapar and its subsidiaries did not contract for any service from their independent auditors that was not directly linked to the auditing of financial statements.

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

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We did not purchase any share issued by the company in 2011.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

The significant differences between our corporate governance practices and the NYSE corporate governance standards are as follows:

Independence of Directors

NYSE rules require that a majority of the Board of Directors must consist of independent directors as defined under NYSE rules. Under Brazilian Corporate Law, we are not required to have a majority of independent directors. According to the rules of Novo Mercado, at least 20% of the members of the Board of Directors must meet the independence requirements as established set forth these rules. Furthermore, according to our bylaws, at least 30% of the members of the Board of Directors must be independent. The Brazilian Corporate Law requires that our directors be elected by our shareholders at a general shareholders’ meeting. As of December 31, 2011, our Board of Directors consisted of nine members, six of whom were independent non-executive members (including one appointed by former minority preferred shareholders at the general shareholders’ meeting held on April 27, 2011, prior to the Conversion) and three are shareholders of Ultra S.A. Two of these three non-independent board members were executive officers of Ultrapar until December 2006. See “Item 6.C. Directors, Senior Management and Employees — Board Practices” and “Exhibit 1.1 — Bylaws of Ultrapar, dated as of June 28, 2011.”

No member of the Board has any material relationship with the company, either directly or as a partner or officer of an organization that has relationship with Ultrapar, except for their interest as shareholders of Ultrapar. The Brazilian Corporate Law, the rules of Novo Mercado and CVM establish rules relating to the qualification of the members of our Board of Directors and our executive officers, including their compensation, duties and responsibilities. We believe these rules provide adequate assurances that our directors are independent according to the independence tests established by the NYSE.

Executive Sessions

NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present. Such provision does not apply to Ultrapar given that none of our directors is currently an executive officer of the company.

Committees

NYSE rules require that U.S. domestic listed companies have a nominating/corporate governance committee and a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s purpose and responsibilities. Under the Brazilian Corporate Law, we are not required to have a nominating committee, a corporate governance committee or a compensation committee. Our bylaws provides for a compensation and an audit committee, as ancillary bodies of the Board of Directors. See “Item 6.C. Directors, Senior Management and Employees — Board Practices” and “Exhibit 1.1 — Bylaws of Ultrapar, dated as of June 28, 2011.”

On November 9, 2011, our compensation committee was installed and Mr. Lucio de Castro Andrade Filho, Mr. Thilo Mannhardt and Mr. Nildemar Secches, who are also members of the Board of the Directors, were appointed as members of this committee.

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

From 2005 to 2010, our bylaws provided for a fiscal council with permanent operations. As set forth by the bylaws approved at the shareholders’ meeting held on June 28, 2011, our fiscal council acts on a non-permanent basis. In addition, the bylaws establish an audit committee as an ancillary body of the Board of Directors. As determined by the bylaws, in the event the fiscal council is established as set forth in the Brazilian Corporate Law, the fiscal council shall operate as the audit committee exercising all the duties provided for in our bylaws as required of the audit committee, and with respect to its members, subject to all the requirements and limitations provided for by law. The audit committee will not operate in any fiscal year when a fiscal council is installed. See “Exhibit 1.1 — Bylaws of Ultrapar, dated as of June 28, 2011.” See “Item 4.b. History and Development of the Company – New corporate governance structure” and “Exhibit 1.1 — Bylaws of Ultrapar, dated as of June 28, 2011.”

For more information see “Item 6.C. Directors, Senior Management and Employees — Board Practices — Fiscal Council and Audit Committee Exemption” and “Exhibit 1.1 — Bylaws of Ultrapar, dated as of June 28, 2011.”

Shareholder Approval of Equity Compensation Plans

NYSE rules require that equity compensation plans for U.S. domestic listed companies be subject to shareholder approval, with limited exceptions. In November 2003, our shareholders approved the Deferred Stock Plan. In accordance with the Deferred Stock Plan, the Board of Directors determines the eligible participants and the number of shares to which each participant shall have rights. See “Item 6.B. Directors, Senior Management and Employees — Compensation.”

Corporate Governance Guidelines

NYSE rules require that U.S. domestic listed companies adopt and disclose corporate governance guidelines. We have adopted corporate governance guidelines set out by our Board of Directors or required by the Brazilian Corporate Law, the CVM and BM&FBOVESPA and which we believe are consistent with best practices, such as the 100% tag along rights to all shareholders, the implementation of a code of ethics, and the adoption of the Policy of Disclosure of Material Acts or Facts, which deals with the public disclosure of all relevant information and the trading of shares issued by Ultrapar as per CVM Instruction No. 358.

On June 28, 2011, the extraordinary shareholders’ meeting and the special preferred shareholders’ meeting approved the migration of Ultrapar to Novo Mercado segment of BM&FBOVESPA and our bylaws, with new provisions exceeding the listing requirements of Novo Mercado. For example, according to the rules of Novo Mercado the minimum percentage of independent members of the Board of Directors is set at 20%, while a minimum of 30% is required in our bylaws. Our bylaws also establish (i) a mandatory tender offer to 100% of the company’s shareholders in the event a shareholder, or a group of shareholders acting in concert, acquire or become holders of 20% of the company’s shares, excluding treasury shares, and (ii) creation of audit and compensation committees, as ancillary bodies of the Board of Directors. Our bylaws do not establish any limitation on voting rights, special treatment to current shareholders, public tender offers for a price above that of the acquisition price of shares or any other poison pill provisions, thus assuring the effectiveness of a majority shareholders’ approval on all matters to be deliberated. See “Item 4.b. History and Development of the Company –New corporate governance structure” and “Exhibit 1.1 — Bylaws of Ultrapar, dated as of June 28, 2011.”

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

We file the following consolidated financial statements together with the reports of independent registered public accountants firms, as part of this annual report:

ITEM 19.	EXHIBITS

We are filing the following documents as part of this Annual Report Form 20F:

1.1	Bylaws of Ultrapar, dated as of June 28, 2011.

2.1	Shareholders’ Agreement dated March 22, 2000 (incorporated by reference to Exhibit 2.1 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

2.2	Indenture in respect of the 1st issue of simple, non-convertible debentures, unsecured and without special privileges, in a single series, for public distribution, dated of February 16, 2005 (incorporated by reference to Item 1 of Form 6-K filed on March 1, 2005).

2.3	Indenture, dated as of December 20, 2005, among LPG International, as Issuer, Ultrapar Participações S.A. and Oxiteno S.A. Indústria e Comércio, as Guarantors, JPMorgan Chase Bank, N.A., as Trustee, Transfer Agent and Registrar, J.P. Morgan Trust Bank LTD., as Principal Payment Agent and J.P. Morgan Bank Luxembourg S.A., as Luxembourg Paying Agent, Luxembourg Transfer Agent and Luxembourg Listing Agent (incorporated by reference to Exhibit 2.2 to Form 20-F of Ultrapar Participações S.A. filed on May 5, 2006).

2.4	Amendment dated as of March 31, 2006 to the Indenture dated as of December 20, 2005 (incorporated by reference to Exhibit 2.3 to Form 20-F of Ultrapar Participações S.A. filed on May 5, 2006).

2.5	Indenture regarding first tranche of the issuance of debentures in Brazil totaling R$675 million in connection with the acquisition of Ipiranga — English Translation (incorporated by reference to Exhibit 2.6 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

2.6	Ipiranga Group Shareholders’ Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Translation (incorporated by reference to Exhibit 2.7 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

2.7	RPR Shareholders Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Translation (incorporated by reference to Exhibit 2.8 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

2.8	Ultrapar Participações S.A. 3rd Public Offering Indenture of Simple Debentures, Non-Convertible, Unsecured and Non-Preferred in a Single Series between Ultrapar Participações S.A. and Pentágono S/A DTVM, dated May 20, 2009 – English Summary (incorporated by reference to Exhibit 2.8 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

2.9	First Amendment to Ultrapar Participações S.A. 3rd Public Offering Indenture of Simple Debentures, Non-Convertible, Unsecured and Non-Preferred in a Single Series between Ultrapar Participações S.A. and Pentágono S/A DTVM, dated June 3, 2009 — English Summary (incorporated by reference to Exhibit 2.9 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

2.10	Shareholders’ Agreement dated December 3, 2009 (incorporated by reference to Item 2 of Form 6-K of Ultrapar Participações S.A., filed on December 3, 2009).

2.11	New Ultra S.A. Shareholders’ Agreement dated April 1, 2011 (incorporated by reference to Item 5 of Form 6-K of Ultrapar Participações S.A., filed on April 5, 2011).

2.12	Second Amendment to Ultrapar Participações S.A. 3rd Public Offering Indenture of Simple Debentures, Non-Convertible, Unsecured and Non-Preferred in a Single Series between Ultrapar Participações, S.A. and Pentágono S/A DTVM, dated December 4, 2009 – English Summary (incorporated by reference to Exhibit 2.11 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

2.13	Ultrapar Participações S.A. 4th Public Offering Indenture of Simple Debentures, Non-Convertible, Unsecured and Non-Preferred in a Single series between Ultrapar Participações S.A. and Pentágono S.A. DTVM, dated March 2, 2012.

2.14	Rules of the Novo Mercado (English translation) (incorporated by reference to Form 8-A of Ultrapar Participações S.A. filed on August 15, 2011).

4.1	Share Sale and Purchase Agreement related to the sale and purchase of the entire share capital of Shell Gás (LPG) Brasil S.A. (incorporated by reference to Exhibit 10.2 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005).

4.2	Form of agreement between Ultragaz and independent dealers (incorporated by reference to Exhibit 10.4 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005, as amended).

4.3	Take or pay agreement between Tequimar and CODEBA (incorporated by reference to Exhibit 10.5 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005, as amended).

4.4	The Investment Agreement entered into by and among Ultrapar, Petrobras and Braskem dated March 18, 2007 — English translation, as amended by the Amendment to Investment Agreement entered into by and among Ultrapar, Petrobras and Braskem dated April 18, 2007 — English Summary (incorporated by reference to Exhibit 4.4 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

4.5	Share Purchase Agreement entered into by and among Ultrapar, Petrobras, Braskem and the Key Shareholders of RPR, DPPI and CBPI, dated March 18, 2007 — English Summary (incorporated by reference to Exhibit 4.5 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

4.6	Braskem/Petrobras Asset Security Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Summary (incorporated by reference to Exhibit 4.6 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

4.7	Petrobras Asset Security Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Summary (incorporated by reference to Exhibit 4.7 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

4.8	Ethylene Supply Agreement between Braskem S.A. and Oxiteno Nordeste S.A. Indústria e Comércio, dated June 13, 2008 — English Summary (incorporated by reference to Exhibit 4.8 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

4.9	Share Purchase Agreement between Ultrapar Participações S.A.’s subsidiary Terminal Químico de Aratu S.A. and Unipar, dated June 6, 2008, including Amendment dated September 22, 2008 — English Summary (incorporated by reference to Exhibit 4.8 to From 20-F of Ultrapar Participações S.A. filed on June 29, 2009).

4.10	Ethylene Supply Agreement between Petroquímica União S.A. and Oxiteno S.A. Indústria e Comércio, dated August 1, 2008 — English Summary (incorporated by reference to Exhibit 4.10 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

4.11	Securities Purchase Agreement entered into by and among Chevron, CBL, Galena and SBP, dated August 14, 2008 (incorporated by reference to Exhibit 4.9 to Form 20-F of Ultrapar Participações S.A. filed on June 29, 2009).

4.12	Revolving Line of Credit Agreement among Banco Nacional de Desenvolvimento Econômico e Social (BNDES), Companhia Brasileira de Petróleo Ipiranga, Companhia Ultragaz S/A, Oleoquímica Indústria e Comércio de Produtos Químicos Ltda, Oxiteno Nordeste S/A Indústria e Comércio, Tequimar — Terminal Químico de Aratu S/A, Tropical Transportes Ipiranga Ltda. and Ultrapar Participações S.A., dated December 16, 2008 — English Summary (incorporated by reference to Exhibit 4.12 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

4.13	Amendment No. 1 to Securities Purchase Agreement entered into by and among Chevron, CBL, Galena and SBP, dated March 30, 2009 (incorporated by reference to Exhibit 4.10 to Form 20-F of Ultrapar Participações S.A. filed on June 29, 2009).

4.14	Line of Credit Agreements between Banco do Brasil S.A. and Ipiranga Produtos de Petróleo S.A., each dated June 16, 2010 — English Summary (incorporated by reference to Exhibit 4.10 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

6.1	Statement regarding computation of per share earnings (incorporated by reference to Note 29 to our consolidated financial statements included in this annual report).

8.1	List of subsidiaries of Ultrapar (incorporated by reference to Note 3 to our consolidated financial statements included in this annual report).

11.1	Code of Ethics, amended on June 17, 2009 (incorporated by reference to Form 6-K of Ultrapar Participações S.A. filed on June 19, 2009).

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Documentation with respect to our corporate restructuring of 2002 (incorporated by reference in Forms 6-K, filed with the SEC on October 15, 2002, November 1, 2002 and December 6, 2002).

There are certain promissory notes and other instruments and agreements with respect to long-term debt of our company omitted from the exhibits filed with or incorporated by reference into this annual report, none of which authorizes securities in a total amount that exceeds 10% of the total assets of our company. We hereby agree to furnish to the SEC copies of any such omitted promissory notes or other instruments or agreements as the Commission requests.

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

Date: April 30, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Ultrapar Participações S.A.

We have audited the accompanying consolidated balance sheets of Ultrapar Participações S.A. and subsidiaries (“the Company”) as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in shareholders’ equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011. We also have audited the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ultrapar Participações S.A. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG Auditores Independentes

São Paulo, SP – Brazil

April 30, 2012

Ultrapar Participações S.A. and Subsidiaries

Consolidated balance sheets

as of December 31, 2011 and 2010

(In thousands of Reais)

	Note		2011	2010
Assets
Current assets
Cash and cash equivalents	4		1,790,954	2,642,418
Financial investments	4		916,936	558,209
Trade accounts receivable	5		2,026,417	1,715,709
Inventories	6		1,310,132	1,133,537
Recoverable taxes	7		470,511	354,317
Other receivables			20,323	18,149
Prepaid expenses	10		40,221	35,148

Total current assets			6,575,494	6,457,487

Non-current assets
Financial investments	4		74,437	19,750
Trade accounts receivable	5		117,716	96,668
Related companies	8.a)		10,144	10,144
Deferred income and social contribution taxes	9.a)		510,135	564,397
Recoverable taxes	7		81,395	54,770
Escrow deposits			469,381	380,749
Other receivables			1,312	694
Prepaid expenses	10		69,198	40,611

			1,333,718	1,167,783

Investments
Affiliates	11		12,626	12,465
Other			2,793	2,793
Property, plant and equipment	12 and 14.g	)	4,278,931	4,003,704
Intangible assets	13		1,539,177	1,345,611

			5,833,527	5,364,573

Total non-current assets			7,167,245	6,532,356

Total assets			13,742,739	12,989,843

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Consolidated balance sheets

as of December 31, 2011 and 2010

(In thousands of Reais)

	Note	2011	2010
Liabilities
Current liabilities
Loans	14	1,300,326	813,516
Debentures	14.f)	1,002,451	2,711
Finance leases	14.g)	2,222	4,257
Trade payables	15	1,075,103	941,177
Salaries and related charges	16	268,345	228,215
Taxes payable	17	109,653	157,922
Dividends payable	20.g)	163,802	192,493
Income and social contribution taxes payable		38,620	76,781
Post-employment benefits	24.b)	13,282	11,339
Provision for assets retirement obligation	18	7,251	5,636
Provision for contingencies	23	41,347	39,626
Other payables		55,643	29,684
Deferred revenues	19	19,731	14,572

Total current liabilities		4,097,776	2,517,929

Non-current liabilities
Loans	14	3,196,102	3,380,856
Debentures	14.f)	19,102	1,193,405
Finance leases	14.g)	41,431	1,288
Related companies	8.a)	3,971	4,021
Deferred income and social contribution taxes	9.a)	37,980	26,712
Provision for contingencies	23	512,788	470,505
Post-employment benefits	24.b)	96,751	93,162
Provision for assets retirement obligation	18	60,253	58,255
Other payables		90,625	62,215
Deferred revenues	19	8,724	5,912

Total non-current liabilities		4,067,727	5,296,331

Shareholders’ equity
Share capital	20.a)	3,696,773	3,696,773
Capital reserve	20.c)	9,780	7,688
Revaluation reserve	20.d)	7,075	7,590
Profit reserve	20.e)	1,837,667	1,513,920
Treasury shares	20.b)	(118,234)	(119,964)
Additional dividends to the minimum mandatory dividends	20.g)	122,239	68,323
Valuation adjustment	2.c) and 20.f)	193	(2,403)
Cumulative translation adjustments	2.q) and 20.f)	(4,426)	(18,597)

Shareholders’ equity attributable to owners of the parent		5,551,067	5,153,330

Non-controlling interests in subsidiaries		26,169	22,253

Total shareholders’ equity		5,577,236	5,175,583

Total liabilities and shareholders’ equity		13,742,739	12,989,843

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Consolidated income statements

Years ended December 31, 2011, 2010 and 2009

(In thousands of Reais, except earnings per share)

	Note	2011	2010	2009
Net revenue from sales and services	2.a) and 25	48,661,304	42,481,712	36,097,064
Cost of products and services sold	2.a) and 26	(45,139,601)	(39,322,888)	(33,443,570)

Gross income		3,521,703	3,158,824	2,653,494
Operating revenues (expenses)
Selling and marketing	26	(1,349,880)	(1,164,422)	(1,020,295)
General and administrative	26	(793,224)	(759,679)	(751,422)
Income from disposal of assets	27	21,390	78,969	18,932
Other operating income, net		52,010	10,790	19,331

Operating income		1,451,999	1,324,482	920,040
Financial revenues	28	322,372	266,965	176,203
Financial expenses	28	(618,876)	(531,051)	(467,712)
Equity in income of affiliates	11	192	4	230

Income before income and social contribution taxes		1,155,687	1,060,400	628,761

Income and social contribution taxes
Current	9.b)	(243,241)	(191,218)	(182,222)
Deferred charges	9.b)	(85,851)	(134,724)	(26,373)
Tax incentives	9.b) and 9.c)	28,192	30,728	20,575

		(300,900)	(295,214)	(188,020)

Net income		854,787	765,186	440,741

Income attributable to:
Shareholders of the Company		848,764	765,303	437,135
Non-controlling interests in subsidiaries		6,023	(117)	3,606
Earnings per share - common share (based on weighted average of shares outstanding) - R$	29
Basic		1.59	1.43	0.82
Diluted		1.58	1.43	0.82

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Consolidated other comprehensive income

Years ended December 31, 2011, 2010 and 2009

(In thousands of Reais)

	Note	2011	2010	2009
Net income attributable to shareholders of the Company		848,764	765,303	437,135
Net income attributable to non-controlling interests in subsidiaries		6,023	(117)	3,606

Net income		854,787	765,186	440,741
Valuation adjustment	2.c) and 20.f)	2,596	1,672	2,173
Cumulative translation adjustments	2.q) and 20.f)	14,171	(13,295)	(13,611)

Total comprehensive income		871,554	753,563	429,303

Total comprehensive income attributable to shareholders of the Company		865,531	753,680	425,697
Total comprehensive income attributable to non-controlling interest in subsidiaries		6,023	(117)	3,606

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Consolidated statements of changes in shareholders’ equity

Years ended December 31, 2011, 2010 and 2009

(In thousands of Reais)

					Profit reserves
	Note	Share capital	Capital reserve	Revaluation reserve in subsidiaries	Legal reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends	Non-controlling interests	Total
Balance at January 1, 2009 - previous accounting practices		3,696,773	855	10,280	119,575	959,339	(6,248)	8,309	—	(138,807)	—	38,187	4,688,263
Initial implementation of IFRS		—	2,051	—	—	—	—	—	(62,174)	11,475	52,391	—	3,743

Balance at January 1, 2009		3,696,773	2,906	10,280	119,575	959,339	(6,248)	8,309	(62,174)	(127,332)	52,391	38,187	4,692,006
Sale of treasury shares, net		—	1,576	—	—	—	—	—	—	3,612	—	—	5,188
Realization of revaluation reserve		—	—	(2,124)	—	—	—	—	2,124	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries		—	—	—	—		—	—	(373)	—	—	—	(373)
Transfer to retained earnings		—	—	—	—	1,750	—	—	(1,750)	—	—	—	—
Net income for the year		—	—	—	—	—	—	—	437,135	—	—	3,606	440,741
Approval of additional dividends by the Shareholders Meeting		—	—	—	—	—	—	—	—	—	(52,391)	—	(52,391)
Others		—	—	—	—	—	—	—	—	—	—	(6,776)	(6,776)
Appropriation of net income:
Legal reserve		—	—	—	23,337	—	—	—	(23,337)	—	—	—	—
Interim dividends (R$ 0.22 per share)		—	—	—	—	—	—	—	(119,161)	—	—	—	(119,161)
Proposed dividends payable (R$ 0.30 per share), net of additional dividends		—	—	—	—	—	—	—	(159,401)	—	56,856	—	(102,545)
Retention of profits		—	—	—	—	164,849	—	—	(164,849)	—	—	—	—
Comprehensive income:
Valuation adjustments for financial instruments		—	—	—	—	—	2,173	—	—	—	—	—	2,173
Currency translation of foreign subsidiaries		—	—	—	—	—	—	(13,611)	—	—	—	—	(13,611)
Appropriation of IFRS implementation		—	—	—	—	(91,888)	—	—	91,786	—	—	102	—

Balance at December 31, 2009		3,696,773	4,482	8,156	142,912	1,034,050	(4,075)	(5,302)	—	(123,720)	56,856	35,119	4,845,251

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Consolidated statements of changes in shareholders’ equity

Years ended December 31, 2011, 2010 and 2009

(In thousands of Reais)

					Profit reserve		Comprehensive income
	Note	Share capital	Capital reserve	Revaluation reserve	Legal reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends	Non-controlling interests	Total
Balance at December 31, 2009		3,696,773	4,482	8,156	142,912	1,034,050	(4,075)	(5,302)	—	(123,720)	56,856	35,119	4,845,251
Sale of treasury shares, net		—	3,206	—	—	—	—	—	—	3,756	—	—	6,962
Realization of revaluation reserve	20.d)	—	—	(566)	—	—	—	—	566	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	20.d)	—	—	—	—	—	—	—	(147)	—	—	—	(147)
Transfer to retained earnings		—	—	—	—	419	—	—	(419)	—	—	—	—
Net income for the year		—	—	—	—	—	—	—	765,303	—	—	(117)	765,186
Approval of additional dividends by the Shareholders Meeting		—	—	—	—	—	—	—	—	—	(56,856)	—	(56,856)
Capital reduction from Utingás Armazenadora Ltda.		—	—	—	—	—	—	—	—	—	—	(11,631)	(11,631)
Others		—	—	—	—	—	—	—	—	—	—	(326)	(326)
Appropriation of net income:
Legal reserve		—	—	—	37,942	—	—	—	(37,942)	—	—	—	—
Interim dividends (R$ 0.33 per share)		—	—	—	—	—	—	—	(176,815)	—	—	—	(176,815)
Proposed dividends payable (R$ 0.47 per share), net of additional dividends		—	—	—	—	—	—	—	(251,949)	—	68,323	(792)	(184,418)
Retention of profits		—	—	—	—	298,597	—	—	(298,597)	—	—	—	—
Comprehensive income:
Valuation adjustments for financial instruments	2.c) and 20.f)	—	—	—	—	—	1,672	—	—	—	—	—	1,672
Currency translation of foreign subsidiaries	2.q) and 20.f)	—	—	—	—	—	—	(13,295)	—	—	—	—	(13,295)

Balance at December 31, 2010		3,696,773	7,688	7,590	180,854	1,333,066	(2,403)	(18,597)	—	(119,964)	68,323	22,253	5,175,583

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Consolidated statements of changes in shareholders’ equity

Years ended December 31, 2011, 2010 and 2009

(In thousands of Reais)

					Profit reserve			Comprehensive income
	Note	Share capital	Capital reserve	Revaluation reserve	Legal reserve	Investments reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends	Non-controlling interests	Total
Balance at December 31, 2010		3,696,773	7,688	7,590	180,854	—	1,333,066	(2,403)	(18,597)	—	(119,964)	68,323	22,253	5,175,583
Sale of treasury shares, net		—	2,092	—	—	—	—	—	—	—	1,730	—	—	3,822
Realization of revaluation reserve	20.d)	—	—	(515)	—	—	—	—	—	515	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	20.d)	—	—	—	—	—	—	—	—	(130)	—	—	(167)	(297)
Transfer to investment reserve		—	—	—	—	385	—	—	—	(385)	—	—	—	—
Net income for the year		—	—	—	—	—	—	—	—	848,764	—	—	6,023	854,787
Approval of additional dividends by the Shareholders Meeting		—	—	—	—	—	—	—	—	—	—	(68,323)	—	(68,323)
Acquisition of non-controlling interest		—	—	—	—	—	—	—	—	—	—	—	(82)	(82)
Appropriation of net income:
Legal reserve	20.e) and 20.g)	—	—	—	42,438	—	—	—	—	(42,438)	—	—	—	—
Interim dividends (R$ 0.47 per share)	20.g)	—	—	—	—	—	—	—	—	(251,949)	—	—	—	(251,949)
Proposed dividends payable (R$ 0.51 per share), net of additional dividends	20.g)	—	—	—	—	—	—	—	—	(273,453)	—	122,239	(1,858)	(153,072)
Retention of profits	20.e) and 20.g)	—	—	—	—	280,924	—	—	—	(280,924)	—	—	—	—
Comprehensive income:
Valuation adjustments for financial instruments	2.c) and 20.f)	—	—	—	—	—	—	2,596	—	—	—	—	—	2,596
Currency translation of foreign subsidiaries	2.q) and 20.f)	—	—	—	—	—	—	—	14,171	—	—	—	—	14,171

Balance at December 31, 2011		3,696,773	9,780	7,075	223,292	281,309	1,333,066	193	(4,426)	—	(118,234)	122,239	26,169	5,577,236

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Consolidated statements of cash flows - Indirect method

Years ended December 31, 2011, 2010 and 2009

(In thousands of Reais)

	Note	2011	2010	2009
Cash flows from operating activities
Net income for the year		854,787	765,186	440,741
Adjustments to reconcile net income to cash provided by operating activities
Equity in income of affiliates	11	(192)	(4)	(230)
Depreciation and amortization		580,076	530,829	529,320
PIS and COFINS credits on depreciation		10,169	9,582	10,226
Expense with tanks removed	18	(3,022)	(5,828)	(3,278)
Interest, monetary and exchange rate changes		736,049	414,595	110,724
Deferred income and social contribution taxes	9.b)	85,851	134,724	26,373
Income from disposal of assets	27	(21,390)	(78,969)	(18,932)
Other		2,555	957	1,588
(Increase) decrease in current assets
Trade accounts receivable	5	(303,145)	(94,685)	91,990
Inventories	6	(164,276)	(131,300)	380,856
Recoverable taxes	7	(115,102)	(34,282)	51,956
Other receivables		(1,585)	16,929	69,741
Prepaid expenses	10	(5,037)	(8,322)	8,441
Increase (decrease) in current liabilities
Trade payables	15	155,599	21,140	47,408
Salaries and related charges	16	38,609	54,411	(2,688)
Taxes payable	17	(48,330)	36,542	19,555
Income and social contribution taxes		93,317	94,812	42,652
Other payables		36,391	(1,066)	(3,413)
(Increase) decrease in non-current assets
Trade accounts receivable	5	(21,048)	(11,215)	(23,375)
Recoverable taxes	7	(26,359)	(1,036)	(8,535)
Escrow deposits		(88,631)	(72,267)	(44,240)
Other receivables		(617)	825	1,762
Prepaid expenses	10	(28,589)	6,699	(10,877)
Increase (decrease) in non-current liabilities
Provision for contingencies	23	41,669	(107,292)	60,717
Other payables		33,862	27,753	4,942
Income and social contribution taxes paid		(131,478)	(60,521)	(41,301)

Net cash provided by operating activities		1,710,133	1,508,197	1,742,123

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Consolidated statements of cash flows - Indirect method

Years ended December 31, 2011, 2010 and 2009

(In thousands of Reais)

	Note	2011	2010	2009
Cash flows from investing activities
Financial investments, net of redemptions		(413,414)	(130,507)	320,870
Disposal (acquisition) of investments, net		(76,430)	32,827	(1,355,509)
Cash of acquired subsidiaries		2,151	(99)	29,442
Acquisition of property, plant and equipment	12	(705,548)	(670,745)	(484,156)
Increase in intangible assets	13	(365,825)	(237,707)	(163,979)
Proceeds from disposal of assets	27	101,190	67,656	44,315
Cash received in relation to Maxfacil	27	—	35,000	—

Net cash provided by (used in) investing activities		(1,457,876)	(903,575)	(1,609,017)

Cash flows from financing activities
Loans and debentures
Borrowing	14	975,588	2,475,155	2,889,821
Amortization	14	(1,226,535)	(1,723,995)	(1,902,381)
Interest paid	14	(348,130)	(233,120)	(243,906)
Payment of financial lease	14.g)	(6,996)	(11,176)	(13,853)
Dividends paid		(502,036)	(339,310)	(242,886)
Acquisition of non-controlling interests		(82)	—	—
Reduction of non-controlling interests		—	(11,369)	—
Related companies		3,772	(2,587)	(2,317)

Net cash provided by (used in) financing activities		(1,104,419)	153,598	484,478

Effect of changes in exchange rates on cash and cash equivalents in foreign currency		698	(3,301)	(5,138)
Increase (decrease) in cash and cash equivalents		(851,464)	754,919	612,446

Cash and cash equivalents at the beginning of years	4	2,642,418	1,887,499	1,275,053
Cash and cash equivalents at the end of years	4	1,790,954	2,642,418	1,887,499

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

1.	Operations

Ultrapar Participações S.A. (“Company”), is a company with headquarters at the Brigadeiro Luis Antônio Avenue, 1343 in São Paulo – SP, Brazil.

It engages in the investment of its own capital in services, commercial and industrial activities, by the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas - LPG distribution (“Ultragaz”), automotive fuels & lubricants distribution, and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”). The Company is also present in oil refining through its investment in Refinaria de Petróleo Riograndense S.A. (“RPR”).

2.	Summary of significant accounting policies

The Company’s consolidated financial statements are stated according to the Generally Accepted Accounting Principles in Brazil (“BR GAAP”), as issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”), and also the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The Company’s consolidated financial statements are presented in Brazilian Reais, which is the Company’s functional currency.

The accounting policies described below were applied by the Company and its subsidiaries in a consistent manner for all years presented in these consolidated financial statements.

a.	Recognition of income

Revenue from sales and costs are recognized when all risks and benefits associated with the products are transferred to the purchaser. Revenue from services provided and their costs are recognized when the services are provided. Costs of products and services sold provided include goods (mainly fuels/lubricants and LPG), raw materials (chemicals and petrochemicals) and production, distribution, storage and filling costs.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

b.	Cash equivalents

Include short-term highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 4 for further details on cash equivalents of the Company and its subsidiaries.

c.	Financial instruments

In accordance with IAS 39 (CPC 38, 39 and 40), the financial instruments of the Company and its subsidiaries were classified into the following categories:

•

Measured at fair value through profit or loss: financial assets and liabilities held for trading, that is, purchased or created primarily for the purpose of sale or repurchase in the short term, and derivatives. Changes in fair value are recorded as profit or loss, and the balances are stated at fair value.

•

Held to maturity: non-derivative financial assets with fixed or determinable payments, with fixed maturities for which the entity has the positive intent and ability to hold to maturity. The interest earned is recorded in income, and balances are stated at acquisition cost plus the interest earned.

•

Available for sale: non-derivative financial assets that are designated as available for sale or that are not classified into other categories. The interest earned is recorded as income, and the balances are stated at fair value. Differences between fair value and acquisition cost plus the interest earned are recorded in a specific account of the shareholders’ equity. Gains and losses recorded in the shareholders’ equity are included in income in case of prepayment.

•

Loans and receivables: non-derivative financial assets with fixed or determinable payments or receipts, not quoted in active markets, except: (i) those which the entity intends to sell immediately or in the short term and which the entity classified as measured at fair value through profit or loss; (ii) those classified as available for sale; or (iii) those the holder of which cannot substantially recover its initial investment for reasons other than credit deterioration. The interest earned is recorded as income, and balances are stated at acquisition cost plus the interest earned.

•

Fair value hedge: derivative financial instrument used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s income. The hedge and the hedged item are measured at fair value.

•

Cash flow hedge: derivative financial instrument used to hedge exposure to variations in cash flows, which may be attributable to a particular risk associated with an asset or liability or a highly probable transaction that can impact the entity’s income.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

•

Hedge accounting: derivative financial instrument used to hedge exposure to a specific risk associated with a recognized asset or liability, which may affect the entity’s income. In the initial designation of the hedge, the relationship between the hedging instruments and the hedged items are documented, including the objectives of risk management, the strategy in the conduction of the transaction and the methods to be used to evaluate its effectiveness.

For further detail on financial instruments of the Company and its subsidiaries, see Notes 4, 14, and 22.

d.	Trade accounts receivable

Trade accounts receivable are recorded at the amount invoiced, adjusted to present value if applicable, including all direct taxes attributable to the Company and its subsidiaries. Allowance for doubtful accounts is calculated based on estimated losses and is set at an amount deemed by management to be sufficient to cover any loss on realization of accounts receivable (see Note 22 - Customer credit risk).

e.	Inventories

Inventories are stated at the lower of acquisition cost, or net realizable value. The cost value of inventory is calculated using the weighted average cost and includes the cost of acquisition and processing directly related to the units produced based on the normal capacity of production. Estimates of net realizable values are based on the average selling prices during the last month of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is made. Provisions are also made for obsolescence of products, materials or supplies that (i) do not meet the Company’s specifications, (ii) have exceeded their expiration date or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial team.

f.	Investments

The investments under shared control are consolidated proportionally by the Company (see Note 3). The other investments are stated at acquisition cost less provision for loss, unless the loss is considered temporary.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

g.	Property, plant and equipment

Recorded at acquisition or construction cost, including financial charges incurred on property, plant and equipment under construction, as well as maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission or to restore assets (see Note 18).

Depreciation is calculated using the straight-line method, for the periods mentioned in Note 12, taking into account the economic life of the assets, which is anually revised.

Leasehold improvements are depreciated over the shorter of the contract term and useful/economic life of the property.

h.	Financial leases

•	Finance leases

Certain lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the Company and its subsidiaries. These contracts are characterized as finance leases, and assets thereunder are stated at fair value or, if lower, present value of the minimum payments under the relevant contracts. The items recognized as assets are depreciated using the straight line method at the depreciation terms applicable to each group of assets as mentioned in Note 12. Financial charges under the finance lease contracts are allocated to income over the contract term, based on the amortized cost and actual interest rate method (see Note 14.g).

•	Operating leases

There are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as cost or expenses in the income statement on a straight-line basis over the term of the lease contract (see Note 23.f).

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

i.	Intangible assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the criteria below (see Note 13):

•

Goodwill is carried net of accumulated amortization as of December 31, 2008, when it ceased to be amortized. Goodwill generated as of January 1, 2009 is shown as intangible asset corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity, and is tested annually to verify the existence of probable losses (impairment). Goodwill is allocated to the respective cash generating units (“CGU”) for impairment testing purposes.

•

Bonus disbursements as provided in Ipiranga’s agreements with reseller gas stations and major consumers are recorded when incurred and amortized using the straight-line method according to the term of the agreement.

•

Other intangible assets acquired from third parties, such as software, technology and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, for the periods mentioned in Note 13, taking into account their economic life, which is anually revised.

The Company and its subsidiaries have not recorded intangible assets that were created internally or that have an indefinite useful life, except for goodwill.

j.	Other assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value (see Note 2.t).

k.	Current and non-current liabilities

The Company’s financing liabilities include trade payables and other accounts payable, loans and financing, debentures and derivative financial instruments used as hedge.

Current and noncurrent liabilities are stated at known or calculable amounts plus, if applicable, related charges, monetary changes and changes in exchange rates incurred until the date of the financial statements. When applicable, the current and noncurrent liabilities are recorded at present value based on interest rates that reflect the term, currency and risk of each transaction.

Transaction costs incurred and directly attributable to the activities necessary for contracting debt or loans or for issuing bonds, as well as premiums in the issuance of debentures and other debt or equity instruments, are appropriated to their instrument and amortized to income over their term, using the effective interest rate method.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

l.	Income and social contribution taxes on net income

Current and deferred income tax (“IRPJ”) and social contribution on net income (“CSLL”) are calculated based on the current rates of income tax and social contribution on profit, including the value of tax incentives. The taxes are recognized based on the rates of income tax and social contribution on net income provided for by the laws enacted on the last day of the financial statements. For further details about recognition and realization of income and social contribution on net income taxes, see Note 9.

m.	Provision for assets retirement obligation – fuel tanks

Corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded gas stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recorded as a liability when tanks are installed. The estimated cost is also recorded in property, plant and equipment and depreciated over the respective useful life of the tanks. The amounts recognized as a liability are monetarily restated until the respective tank is removed (see Note 18). The estimated removal cost is revised periodically.

n.	Provision for contingencies

A provision for contingencies is created for quantifiable contingent risks, when chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recorded based on evaluation of the outcomes of the legal proceedings (see Note 23).

o.	Actuarial obligation for post-employment benefits

Reserves for actuarial liabilities for post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary, using the projected unit credit method (see Note 24.b). The actuarial gains and losses are recognized in income.

p.	Transactions in foreign currency

Transactions in foreign currencies carried out by the Company or its subsidiaries are translated into their functional currency at the exchange rate prevailing on the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are converted at the exchange rate prevailing on the balance sheet date. The effect of the difference between those exchange rates is recognized in income until the conclusion of each transaction.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

q.	Basis for translation of financial statements of foreign-based subsidiaries

Assets and liabilities of the subsidiaries Oxiteno México S.A. de C.V. (“Oxiteno México”) and its subsidiaries, located in Mexico (functional currency: Mexican Peso), and Oxiteno Andina, C.A. (“Oxiteno Andina”), located in Venezuela (functional currency: Bolivares Fortes), denominated in currencies other than that of the Company (functional currency: Real), are converted at the exchange rate in effect on the date of the financial statements. Gains and losses resulting from changes in these foreign investments are directly recognized in the shareholders’ equity as cumulative translation adjustments and will be recognized as income if these investments are disposed of. The recorded balance in comprehensive income and presented in the shareholders’ equity as cumulative translation adjustments in 2011 was R$ 4,426 of exchange rate loss (R$ 18,597 loss in 2010).

According to IAS 29, from 2010, Venezuela is regarded as a hyperinflationary economy. As a result, the financial statements of Oxiteno Andina were adjusted by the Venezuelan Consumer Price Index (CPI).

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered extended activities of the parent company and are translated at the exchange rate in effect by the end of the respective year. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income or loss. The gain recognized as income in 2011 amounted to R$ 1,811 (R$ 1,726 loss in 2010).

r.	Use of estimates, assumptions and judgments

The preparation of financial statements requires the use of estimates, assumptions and judgments for the accounting of certain assets, liabilities and income. Thereunto, the Company and subsidiaries’ management use the best information available at the time of preparation of the financial statements, as well as the experience of past and current events, also considering assumptions regarding future events. The financial statements therefore include estimates, assumptions and judgments related mainly to determining the fair value of financial instruments (Notes 4, 14 and 22), the determination of provisions for income taxes (Note 9), the useful life of property, plants and equipment (Note 12), the economic life of intangible assets and recovery value of goodwill (Note 13), provisions for assets retirement obligations (Note 18), provisions for tax, civil and labor liabilities (Note 23) and estimates for the preparation of actuarial reports (Note 24). The actual result of the transactions and information may differ from estimates.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

s.	Impairment of assets

The Company reviews, at least annually, the existence of indication that an asset may be impaired. If there is an indication, the Company estimates the recoverable amount of the asset. Assets that can not be evaluated individually are grouped in the smallest group of assets that generate cash flow from continuous use and that are largely independent of cash flows of other assets (CGU). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value from continuous use.

To assess the value from continuous use, the Company considers the projections of future cash flows, trends and outlooks, as well as the effects of obsolescence, demand, competition and other economic factors. Such flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected future cash flows are less than their carrying amount, the impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets.

Losses for impairment of assets are recognized in income. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill can not be reversed. For assets, impairment losses may be reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the loss of value had not been recognized.

No impairment was recorded in the years presented.

t.	Adjustment to present value

The Company’s subsidiaries booked an adjustment to present value of Tax on Goods and Services (“ICMS”) credit balances related to property, plant and equipment (CIAP – see Note 7). Because recovery of these credits occurs over a 48 months period, the present value adjustment reflects, in the financial statements, the time value of the recovery of ICMS credits.

The Company and its subsidiaries reviewed all items classified as non-current and, where relevant, current assets and liabilities and did not identify a need to adjust other balances to present value.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

u.	New pronouncements not yet adopted

Some standards, amendments and interpretations to IFRS issued by IASB have not yet taken effect for the year ended December 31, 2011, which are:

•	Limited exemption from Comparative IFRS 7 Disclosures for First-time Adopters.

•	Improvements to IFRS 2010.

•	IFRS 9 Financial Instruments

•	Prepayment of a minimum fund requirement (Amendment to IFRIC 14)

•	Amendments to IAS 32 Classification of rights issues

•	Amendments to IAS 19 - Employee Benefits

•	Consolidated Financial Statements - IFRS 10

•	Joint Arrangements - IFRS 11

•	Disclosure of Interests in Other Entities - IFRS 12

•	Fair Value Measurement - IFRS 13

•	Amendments to IAS 1 - Presentation of Financial Statements

CPC has not yet issued statements equivalent to the above IFRS pronouncement, but is expected to do so before the date they become effective. The early adoption of IFRS pronouncements is subject to prior approval by the CVM.

The Company and its subsidiaries have not estimated the impact of these new standards on their financial statements.

v.	Authorization for the conclusion of the financial statements

On February 15, 2012, the Company’s Board of Directors authorized the conclusion of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

3.	Principles of consolidation and investments in affiliates

The consolidated financial statements were prepared following the basic principles of consolidation established by the IFRS. Investments of one company in another, balances of asset and liability accounts and revenues and expenses were eliminated, as well as the effects of transactions conducted between the companies. The non-controlling interests in subsidiaries is indicated in the financial statements.
The consolidated financial statements include the following direct and indirect subsidiaries:

		% interest in the share
		12/31/2011 Control		12/31/2010 Control
	Location	Direct control	Indirect control	Direct control	Indirect control
Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	100	—	100	—
Terminal Químico de Aratu S.A. – Tequimar	Brazil	—	99	—	99
União Vopak Armazéns Gerais Ltda. (*)	Brazil	—	50	—	50
Ultracargo Argentina S.A.	Argentina	—	—	—	100
Melamina Ultra S.A. Indústria Química	Brazil	—	99	—	99
Oxiteno S.A. Indústria e Comércio	Brazil	100	—	100	—
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	—	99	—	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	—	100	—	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	—	100	—	100
Barrington S.L.	Spain	—	100	—	100
Oxiteno México S.A. de C.V.	Mexico	—	100	—	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	—	100	—	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	—	100	—	100
Oxiteno USA LLC	United States	—	100	—	100
Global Petroleum Products Trading Corp.	Virgin Islands	—	100	—	100
Oxiteno Overseas Corp.	Virgin Islands	—	100	—	100
Oxiteno Andina, C.A.	Venezuela	—	100	—	100
Oxiteno Europe SPRL	Belgium	—	100	—	100
Oxiteno Colombia S.A.S	Colombia	—	100	—	—
Empresa Carioca de Produtos Químicos S.A.	Brazil	—	100	—	100
Ipiranga Produtos de Petróleo S.A.	Brazil	100	—	100	—
Distribuidora Nacional de Petróleo Ltda.	Brazil	—	—	—	100
am/pm Comestíveis Ltda.	Brazil	—	100	—	100
Centro de Conveniências Millennium Ltda.	Brazil	—	100	—	100
Conveniência Ipiranga Norte Ltda.	Brazil	—	100	—	100
Ipiranga Trading Limited	Virgin Islands	—	100	—	100
Tropical Transportes Ipiranga Ltda.	Brazil	—	100	—	100
Ipiranga Imobiliária Ltda.	Brazil	—	100	—	100
Ipiranga Logística Ltda.	Brazil	—	100	—	100
Maxfácil Participações S.A. (*)	Brazil	—	50	—	50
Isa-Sul Administração e Participações Ltda.	Brazil	—	100	—	100
Companhia Ultragaz S.A.	Brazil	—	99	—	99
Distribuidora de Gás LP Azul S.A.	Brazil	—	100	—	—
Bahiana Distribuidora de Gás Ltda.	Brazil	—	100	—	100
Utingás Armazenadora S.A.	Brazil	—	56	—	56
LPG International Inc.	Cayman Islands	—	100	—	100
Imaven Imóveis Ltda.	Brazil	—	100	—	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	—	100	—	100
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	—	100	—	100
Refinaria de Petróleo Riograndense S.A. (*)	Brazil	33	—	33	—

(*)	The Company maintains a shared equity interest in these companies, whose articles of organization establish a joint control. These joint ventures are recognized by the Company using proportionate consolidation, as allowed by IAS 31.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

RPR is primarily engaged in oil refining, Maxfácil Participações S.A. is primarily engaged in the management of Ipiranga-branded credit cards, and União Vopak Armazéns Gerais Ltda. is primarily engaged in liquid bulk storage in the port of Paranaguá.

The subsidiary Ultracargo Argentina S.A. was wound up in October 2011.

The subsidiary Oxiteno Colombia S.A.S was formed in October 2011 and is engaged in commercial representation.

a)	Business combination – acquisition of Repsol Gás Brasil S.A. (“Repsol”)

On October 20, 2011, the Company, through its subsidiary Companhia Ultragaz S.A. (“Cia. Ultragaz”), acquired a 100% equity interest in Repsol. The total acquisition amount was R$ 49,822. This acquisition strengthens the Ultragaz business of bulk LPG, providing economies of scale in logistics and management, and better a position for growth in the bulk segment in the Southeast. After the acquisition, its name was changed to Distribuidora de Gás LP Azul S.A.

The purchase price paid for the shares was allocated among the identified assets acquired and liabilities assumed, valued at fair value. During the process of identification of assets and liabilities, intangible assets which were not recognized in the acquired entity’s books were also taken into account. The provisional goodwill is R$ 13,403. The estimated value added for assets acquired, which is being determined by an independent appraiser and has a provisional value of R$ 16,555 based on his preliminary report, reflects the difference between the market value and the book value of the assets.

The table below summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed as of the acquisition date:

Current assets
Cash and cash equivalents	2,151
Trade accounts receivable	2,875
Inventories	995
Prepaid expenses	1,596
Recoverable taxes	1,092
Other	360

9,069
Non-current assets
Property, plant and equipment	22,026
Intangible assets	11,625
Other	265
Goodwill	13,403

47,319
Total assets acquired and goodwill	56,388

Current liabilities
Trade payables	3,838
Salaries and related charges	1,521
Other	67

5,426
Non-current liabilities
Provision for contingencies	1,140
Total liabilities assumed	6,566
Acquisition amount	49,822

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

The following summary presents the Company’s unaudited pro forma information for the year ended on December 31, 2011, as if the acquisition had been completed at the beginning of this year. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such dates, nor is it necessarily indicative of future operating results:

2011
(unaudited)
Net revenue from sales and services	48,708,540
Operating income	1,451,106
Net income	854,182
Earnings per share basic - whole R$ (see Note 29)	1.59
Earnings per share diluted - whole R$ (see Note 29)	1.58

b)	Business combination – acquisition of Distribuidora Nacional de Petróleo Ltda. (“DNP”)

On November 1, 2010, the Company, through its subsidiary Ipiranga Produtos de Petróleo S.A. (“IPP”), acquired a 100% equity interest in DNP. The total acquisition amount, after working capital adjustments, completed on July 5, 2011, was R$ 73,427. This acquisition reinforces the strategy of expansion, initiated with the acquisition of Texaco, to the midwest, northeast and north of Brazil where the consumption growth has been above the national average and the market share of Ipiranga is lower than that in the south and southeast.

The purchase price paid for the equity interest was allocated among the identified assets acquired and liabilities assumed, valued at fair value. During the process of identification of assets and liabilities, intangible assets which were not recognized in the acquired entity’s books were also taken into account. The goodwill is R$ 24,736. The value added for assets acquired, which was determined based on a report prepared by an independent appraiser, is R$ 54,349, which reflects the difference between the market value and the book value of the assets.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

The table below summarizes the fair values of the assets acquired and liabilities assumed as of the completion of the acquisition:

Current assets
Cash and cash equivalents	2,322
Trade accounts receivable	15,295
Inventories	18,003
Other	9,672

45,292
Non-current assets
Property, plant and equipment	15,977
Intangible	46,650
Other	217
Goodwill	24,736

87,580
Total assets acquired and goodwill	132,872

Current liabilities
Trade payables	7,784
Tax payable	5,130
Income tax and social contribution payable	1,210
Salaries and related charges	754
Other	6,345

21,223
Non-current liabilities
Provision for contingencies	14,812
Income tax and social contribution	18,587
Other	4,823

38,222
Total liabilities assumed	59,445
Acquisition amount	73,427

The following summary presents the Company’s unaudited pro forma information for the year ended on December 31, 2010, as if the acquisition had been completed at the beginning of that year. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such dates, nor is it necessarily indicative of future operating results:

2010
(unaudited)
Net revenue from sales and services	42,904,092
Operating income	1,343,418
Net income	777,818
Earnings per share basic - whole R$ (see Note 29)	1.46
Earnings per share diluted - whole R$ (see Note 29)	1.45

In February 2011, in order to simplify the corporate structure, the subsidiary DNP was merged into IPP.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

4.	Financial assets

Financial assets, excluding cash and bank deposits, are substantially represented by money invested: (i) in Brazil, in certificates of deposit of first-rate financial institutions linked to the Interbank Certificate of Deposit (“CDI”), debentures and in Federal government bonds; (ii) abroad, in certificates of deposits of first-rate financial institutions and, in 2010, also in short-term investment funds with a portfolio composed of bonds issued by the U.S. Government; and (iii) in currency and interest rate hedging instruments.

•	Cash and cash equivalents

Cash and cash equivalents are considered: (i) cash and bank deposits, and (ii) highly liquid short-term investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value.

	2011	2010
Cash and bank deposits
In local currency	78,077	59,980
In foreign currency	29,523	12,813
Financial investments
In local currency
Fixed-income securities and funds	1,668,178	2,569,625
In foreign currency
Fixed-income securities and funds	15,176	—

Total cash and cash equivalents	1,790,954	2,642,418

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

•	Financial investments

Financial assets that are not cash or cash equivalents are considered financial investments.

	2011	2010
Financial investments
In local currency
Fixed-income securities and funds	638,879	360,032
In foreign currency
Fixed-income securities and funds	259,091	198,149
Income from currency and interest rate hedging instruments (a)	93,403	19,778

Total financial investments	991,373	577,959

Current	916,936	558,209

Non-current	74,437	19,750

(a)	Accumulated gains, net of income tax (see Note 22).

The financial assets of the Company and its subsidiaries, except cash and bank deposits, were classified, according to their characteristics and the Company’s intention, into: (i) measured at fair value through profit or loss; (ii) held to maturity; and (iii) available for sale, as shown on the table below.

	2011	2010
Measured at fair value through profit or loss	1,776,757	2,589,403
Held to maturity	7,193	7,193
Available for sale	890,777	550,988

Financial assets, except cash and bank deposits	2,674,727	3,147,584

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

5.	Trade accounts receivable

	2011	2010
Domestic customers	1,885,901	1,605,767
Reseller financing – Ipiranga	239,588	202,719
Foreign customers	135,098	123,823
(-) Allowance for doubtful accounts	(116,454)	(119,932)

	2,144,133	1,812,377

Current	2,026,417	1,715,709

Non-current	117,716	96,668

Reseller financing is provided for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market.

The breakdown of trade accounts receivable, gross, is as follows:

	Total	Not yet due	Less than 30 days	31-60 days	61-90 days	91-180 days	More than 180 days
2011	2,260,587	1,994,399	80,635	18,088	5,788	14,944	146,733
2010	1,932,309	1,692,151	60,321	16,415	5,067	9,442	148,913

Movements in the allowance for doubtful accounts are as follows:

Balance in 2009	114,460
Opening balance of DNP acquisition	1,720
Additions	17,825
Write-offs	(14,073)

Balance in 2010	119,932
Opening balance of Repsol acquisition	520
Additions	19,766
Write-offs	(23,764)

Balance in 2011	116,454

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

6.	Inventories

	2011			2010
	Cost	Provision for loss	Net balance	Cost	Provision for loss	Net balance
Finished goods	272,377	(14,605)	257,772	181,419	(9,905)	171,514
Work in process	2,841	—	2,841	7,907	—	7,907
Raw materials	197,982	(114)	197,868	177,123	(2,059)	175,064
Liquefied petroleum gas (LPG)	41,147	—	41,147	26,648	—	26,648
Fuels, lubricants and greases	633,035	(710)	632,325	553,491	(1,032)	552,459
Consumable materials and bottles for resale	58,126	(1,696)	56,430	49,688	(1,028)	48,660
Advances to suppliers	89,103	—	89,103	111,578	—	111,578
Properties for resale	32,646	—	32,646	39,707	—	39,707

	1,327,257	(17,125)	1,310,132	1,147,561	(14,024)	1,133,537

Movements in the provision for loss are as follows:

Balance in 2009	22,050
Write-offs and additions, net	(8,026)

Balance in 2010	14,024
Write-offs and additions, net	3,101

Balance in 2011	17,125

The breakdown of provisions for losses related to inventories is shown in the table below:

	2011	2010
Net realizable value adjustment	13,551	9,562
Obsolescence and impairment	3,574	4,462

Total	17,125	14,024

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

7.	Recoverable taxes

Recoverable taxes are substantially represented by credit balances of ICMS, Taxes for Social Security Financing (COFINS), Employee’s Profit Participation Program (PIS), IRPJ and CSLL.

	2011	2010
IRPJ and CSLL	177,244	145,554
ICMS	178,202	202,584
Provision for ICMS losses (*)	(41,146)	(56,130)
Adjustment to present value of ICMS on property, plant and equipment - CIAP (see Note 2.t)	(3,007)	(3,273)
PIS and COFINS	211,332	97,568
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico and Oxiteno Andina	19,513	10,507
IPI	3,552	4,342
Other	6,216	7,935

Total	551,906	409,087

Current	470,511	354,317

Non-current	81,395	54,770

(*)	The provision for ICMS losses relates to credit balances that the subsidiaries estimate to be unable to offset in the future.

Movements in the provision for ICMS losses are as follows:

Balance in 2009	70,986
Reversals	(5,741)
Write-offs	(9,115)

Balance in 2010	56,130
Reversals	(7,114)
Write-offs	(7,870)

Balance in 2011	41,146

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

8.	Related parties

a.	Related companies

	Loans		Commercial transactions
	Assets	Liabilities	Receivable	Payable
Braskem S.A.	—	—	—	9,105
Copagaz Distribuidora de Gas Ltda.	—	—	450	—
Liquigás Distribuidora S.A.	—	—	159	—
Oxicap Indústria de Gases Ltda.	9,654	—	—	965
Petróleo Brasileiro S.A. – Petrobras	—	—	—	394,908
Química da Bahia Indústria e Comércio S.A.	—	3,145	—	—
Quattor Participações S.A.	—	—	—	4,803
Refinaria de Petróleo Riograndense S.A.(*)	—	—	—	204
SHV Gás Brasil Ltda.	—	—	306	—
Other	490	826	22	—

Total in 2011	10,144	3,971	937	409,985

Total in 2010	10,144	4,021	2,324	261,035

	Commercial transactions
	Sales	Purchases
Braskem S.A.	23,401	689,463
Copagaz Distribuidora de Gas Ltda.	4,940	—
Liquigás Distribuidora S.A.	6,021	—
Oxicap Indústria de Gases Ltda.	6	11,221
Petróleo Brasileiro S.A. – Petrobras	24,760	28,822,978
Quattor Participações S.A.	—	175,069
Refinaria de Petróleo Riograndense S.A. (*)	—	122,304
Servgás Distribuidora de Gas S.A.	1,329	—
SHV Gás Brasil Ltda.	2,147	—

Total in 2011	62,604	29,821,035

Total in 2010	186,636	26,356,189

(*)	Relates to the non-eliminated portion of the transactions between RPR and IPP, since RPR is proportionally consolidated and IPP is fully consolidated.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation and storage services based on arm’s length market prices and terms with customers and suppliers with comparable operational performance. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company’s management, transactions with related parties are not subject to settlement risk, which is why no allowance for doubtful accounts or collaterals are provided. Collaterals provided by the Company in borrowings and financing of subsidiaries and affiliates are mentioned in Note 14.i). Borrowing arrangements are contracted in light of temporary cash surpluses or deficits of the Company and its subsidiaries.

b.	Key management personnel - Compensation

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintenance of a competitive compensation, and is aimed at retaining key officers and compensating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive´s experience, responsibility and his position´s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance and other similar benefits; (b) variable compensation paid annually with the objective of aligning the executive´s and the Company´s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. Further details about stock compensation are contained in Note 8.c) and about post employment benefits in Note 24.b). In addition, the Company has a long-term variable remuneration plan with the purpose of aligning the long-term interests of executive officers and shareholders, as well as the retention of these executives. Ultrapar´executive officers are entitled additional variable compensation relating to the Company’s shares’ performance between 2006 and 2011, reflecting the target of more than doubling the share value of the Company in 5 years.

In 2011, the Company and its subsidiaries recorded expenses for compensation of its key personnel (Company’s directors and executive officers) in the amount of R$ 26,030 (R$ 28,101 in 2010). Out of this total, R$ 20,852 relates to short-term compensation (R$ 20,859 in 2010), R$ 3,232 to stock compensation (R$ 2,438 in 2010) and R$ 1,946 (R$ 4,804 in 2010) to post-employment benefits. In addition to the above amounts, the Company accrued, in 2011, R$ 24,945 (R$ 26,500 in 2010) related to the variable long-term remuneration plan.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

c.	Stock compensation plan

At a Special General Meeting held on November 26, 2003, a benefit plan was approved for managers of the Company and its subsidiaries, which provides: (i) initial grant of usufruct of shares issued by the Company held in treasury by the subsidiaries at which the beneficiary managers are employed; and (ii) transfer of title to the shares within five to ten years after the initial grant, subject to continuation of employment of the beneficiary with the Company and its subsidiaries. The total amount granted to executives until 2011, including tax charges, was R$ 44,436 (R$ 39,164 until 2010). Such amount is being amortized over a period of five to ten years after the award based on the vesting provisions. The amortization for the year ended December 31, 2011 in the amount of R$ 6,083 (R$ 4,647 in 2010) was recorded as a general and administrative expense. The values of the awards were determined on the date of grant based on the market value of these shares on the BM&FBovespa.

The chart below summarizes the information on the shares granted to executives of the Company:

Date of award	Restricted shares granted	Deadline for transfer of the title of shares	Market price of shares on the date of award (in R$)	Total compensation costs, including taxes	Accumulated compensation costs recorded	Accumulated compensation costs not recorded
December 14, 2011	120,000	5 to 7 years	31.85	5,272	(75)	5,197
November 10, 2010	260,000	5 to 7 years	26.78	9,602	(1,904)	7,698
December 16, 2009	250,000	5 to 7 years	20.75	7,155	(2,532)	4,623
October 8, 2008	696,000	5 to 7 years	9.99	9,593	(5,295)	4,298
December 12, 2007	160,000	5 to 7 years	16.17	3,570	(2,476)	1,094
November 9, 2006	207,200	10 years	11.62	3,322	(1,717)	1,605
December 14, 2005	93,600	10 years	8.21	1,060	(645)	415
October 4, 2004	167,900	10 years	10.20	2,361	(1,712)	649
December 18, 2003	239,200	10 years	7.58	2,501	(2,022)	479

	2,193,900			44,436	(18,378)	26,058

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

9.	Income and social contribution taxes

a.	Deferred income and social contribution taxes

The Company and its subsidiaries recognize tax credits and debits, which are not subject to statute of limitations, resulting from tax losses, temporary additions, negative tax bases and revaluation of property, plant and equipment, among others. Credits are sustained by the continued profitability of their operations. Deferred income and social contribution taxes are recorded under the following main categories:

	2011	2010
Assets - Deferred income and social contribution taxes on:
Provision for loss of assets	22,645	27,646
Provisions for contingencies	105,160	66,898
Provision for post-employment benefit (see Note 24.b)	31,594	30,843
Provision for differences between cash and accrual basis	7,058	16,414
Provision for goodwill paid on investments (see Note 13)	220,668	306,086
Other provisions	52,484	20,715
Tax losses and negative basis for social contribution to offset (d)	53,007	59,978
Adoption of IFRS effect	17,519	35,817

Total	510,135	564,397

Liabilities - Deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	319	364
Accelerated depreciation	98	109
Provision for adjustments between cash and accrual basis	35,413	7,931
Temporary differences of foreign subsidiaries	871	842
Transition Tax Regime effect	1,279	17,466

Total	37,980	26,712

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

The estimated recovery of deferred tax assets relating to income and social contribution taxes is stated as follows:

Up to 1 year	168,028
From 1 to 2 years	112,076
From 2 to 3 years	56,040
From 3 to 5 years	114,909
From 5 to 7 years	37,231
From 7 to 10 years	21,851

510,135

b.	Reconciliation of income and social contribution taxes on income

Income and social contribution taxes are reconciled to the full tax rates as follows:

	2011	2010
Income before taxes and equity in income of affiliates	1,155,495	1,060,396
Full tax rates - %	34	34

Income and social contribution taxes at the official tax rates	(392,868)	(360,535)

Adjustments to the actual rate:
Operating provisions and nondeductible expenses/nontaxable revenues	38,516	11,182
Adjustment to estimated income	26,083	25,376
Interest on equity	—	—
Other adjustments	(823)	(1,965)

Income and social contribution taxes before tax incentives	(329,092)	(325,942)

Tax incentives - ADENE	28,192	30,728

Income and social contribution taxes in the income statement	(300,900)	(295,214)

Current	(243,241)	(191,218)
Deferred	(85,851)	(134,724)
Tax incentives - ADENE	28,192	30,728

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

c.	Tax incentives - ADENE

The following subsidiaries are entitled to partial income tax exemption under the program for development of northeastern Brazil operated by the Northeast Development Agency (“ADENE”):

Subsidiary	Units	Incentive - %	Expiration
Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2016
Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2013
	Suape base	75	2018
	Aracaju base	75	2017
	Caucaia base	75	2012
Terminal Químico de Aratu S.A. – Tequimar	Aratu terminal	75	2012
	Suape terminal	75	2020

d.	Income and social contribution taxes carryforwards

The Company and its subsidiaries have net operating loss carryforwards (income tax) amounting to R$ 158,437 (R$ 171,467 in 2010) and negative basis of CSLL of R$ 148,861 (R$ 190,129 in 2010), of which use is limited to 30% of taxable income of year and that do not expire.

10.	Prepaid expenses

	2011	2010
Rents	49,937	28,926
Stock compensation plan, net (see Note 8.c)	21,066	21,822
Software maintenance	16,233	7,156
Insurance premiums	10,149	8,457
Advertising and publicity	3,589	3,769
Purchases of meal and transportation tickets	4,670	3,902
Taxes and other prepaid expenses	3,775	1,727

	109,419	75,759

Current	40,221	35,148

Non-current	69,198	40,611

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

11.	Investments

	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Total
Movements in investments:
Balance in 2009	6,623	2,090	3,748	12,461
Equity in income of affiliates	45	(15)	(26)	4

Balance in 2010	6,668	2,075	3,722	12,465
Dividends received	(31)	—	—	(31)
Equity in income of affiliates	191	30	(29)	192

Balance in 2011	6,828	2,105	3,693	12,626

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A., which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. Indústria e Comércio (“Oxiteno S.A.”) holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders in the petrochemical complex in Mauá.

Subsidiary Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”) holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in the manufacture, marketing and processing of chemicals. The operations of this affiliated company are currently suspended.

Subsidiary Cia. Ultragaz holds an interest in Metalúrgica Plus S.A. which is primarily engaged in the manufacture and marketing of LPG containers, and in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of these two affiliated companies are currently suspended.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

	2011
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	6,282	11,049	774	332	25
Non-current assets	22,032	93,310	8,836	842	3,132
Current liabilities	668	6,638	—	13	61
Non-current liabilities	332	89,301	2,226	1,708	4,304
Shareholders’ equity	27,314	8,420	7,384	(547)	(1,208)
Net revenue from sales and services	3,879	27,557	—	—	—
Costs and operating expenses	(3,620)	(27,342)	(96)	(133)	(225)
Net financial income and income and social contribution taxes	357	(93)	38	42	(5)
Net income	616	122	(58)	(91)	(230)
Number of shares or units held	20,124,996	156	1,493,120	3,000	1,384,308
% of capital held	25	25	50	33	33

	2010
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	4,557	9,360	682	834	81
Non-current assets	23,147	90,222	8,986	468	3,160
Current liabilities	702	7,928	—	26	122
Non-current liabilities	332	83,357	2,226	1,708	4,096
Shareholders´equity	26,670	8,297	7,442	(432)	(977)
Net revenue from sales and services	3,543	24,050	—	—	—
Costs and operating expenses	(3,684)	(24,271)	(74)	(143)	621
Net financial income and income and social contribution taxes	321	158	23	42	7
Net income	180	(63)	(51)	(101)	628
Number of shares or units held	20,124,996	156	1,493,120	3,000	1,384,308
% of capital held	25	25	50	33	33

In the consolidated financial statements, the investment of subsidiary Oxiteno S.A. in the affiliate Oxicap is valued by the equity method of accounting based on its information as of November 30, 2011, while the other affiliates are valued based on the financial statements as of December 31, 2011.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

12.	Property, plant and equipment

Balances and changes in property, plant and equipment are as follows:

	Weighted average term of depreciation (years)	Balance in 2010	Additions	Balance of Repsol acquisition	Balance of DNP acquisition adjustment	Depreciation	Transfer	Write- offs	Exchange rate	Balance in 2011
Cost:
Land	—	375,669	6,750	—	—	—	6,419	(33,428)	602	356,012
Buildings	27	1,046,128	12,797	—	1,055	—	76,021	(41,498)	3,775	1,098,278
Leasehold improvements	13	372,760	12,164	338	—	—	25,916	(6,128)	4	405,054
Machinery and equipment	12	2,601,836	93,094	13,981	—	—	437,980	(2,139)	33,942	3,178,694
Automotive fuel/lubricant distribution equipment and facilities	14	1,465,777	124,744	—	614	—	77,390	(28,993)	—	1,639,532
LPG tanks and bottles	13	362,882	67,509	15,976	—	—	4	(30,466)	—	415,905
Vehicles	8	173,408	28,992	5,914	167	—	12,390	(28,402)	(306)	192,163
Furniture and utensils	7	105,795	6,156	188	—	—	1,250	(2,821)	238	110,806
Construction in progress	—	422,471	353,111	—	—	—	(536,695)	(7,794)	961	232,054
Advances to suppliers	—	6,525	13,767	—	—	—	(8,206)	(606)	2	11,482
Imports in progress	—	340	455	—	—	—	(629)	—	—	166
IT equipment	5	178,296	10,378	293	—	—	1,385	(3,324)	42	187,070

		7,111,887	729,917	36,690	1,836	—	93,225	(185,599)	39,260	7,827,216

Accumulated depreciation:
Buildings		(436,875)	—	—	—	(37,686)	(10,335)	23,145	(3,857)	(465,608)
Leasehold improvements		(195,091)	—	(175)	—	(22,480)	(99)	5,353	—	(212,492)
Machinery and equipment		(1,130,575)	—	(7,526)	—	(186,323)	(89,045)	1,386	(31,404)	(1,443,487)
Automotive fuel/lubricant distribution equipment and facilities		(834,834)	—	—	—	(81,388)	177	23,183	2	(892,860)
LPG tanks and bottles		(190,255)	—	(3,802)	—	(22,620)	—	11,464	—	(205,213)
Vehicles		(109,346)	—	(2,776)	—	(6,044)	(628)	22,745	(78)	(96,127)
Furniture and utensils		(62,325)	—	(121)	—	(9,202)	(2,931)	1,203	(962)	(74,338)
IT equipment		(146,831)	—	(264)	—	(12,483)	167	2,951	(28)	(156,488)

		(3,106,132)	—	(14,664)	—	(378,226)	(102,694)	91,430	(36,327)	(3,546,613)

Provision for loss:
Land		(197)	—	—	—	—	—	—	—	(197)
Machinery and equipment		(1,854)	—	—	—	—	—	379	—	(1,475)

		(2,051)	—	—	—	—	—	379	—	(1,672)

Net amount		4,003,704	729,917	22,026	1,836	(378,226)	(9,469)	(93,790)	2,933	4,278,931

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

	Weighted average term of depreciation (years)	Balance in 2009	Additions	Opening balance of DNP acquisition	Depreciation	Transfer	Write- offs	Exchange rate	Balance in 2010
Cost:
Land	—	396,324	1,454	1,962	—	1,118	(25,743)	554	375,669
Buildings	26	1,056,099	12,342	3,294	—	17,594	(42,462)	(739)	1,046,128
Leasehold improvements	12	363,849	4,918	9	—	15,660	(11,669)	(7)	372,760
Machinery and equipment	11	2,410,395	148,342	—	—	69,457	(23,301)	(3,057)	2,601,836
Light fuel/lubricant distribution equipment and facilities	14	1,340,917	98,978	8,909	—	33,240	(16,267)	—	1,465,777
LPG tanks and bottles	13	326,671	71,969	—	—	2	(35,760)	—	362,882
Vehicles	6	238,006	15,603	1,481	—	(56,763)	(24,076)	(843)	173,408
Furniture and utensils	7	93,697	10,367	237	—	(611)	(1,252)	3,357	105,795
Construction in progress	—	201,010	281,978	—	—	(59,315)	(584)	(618)	422,471
Advances to suppliers	—	79,569	13,866	—	—	(86,582)	(328)	—	6,525
Imports in progress	—	4,738	5,758	—	—	(10,068)	(88)	—	340
IT equipment	5	175,722	8,665	153	—	258	(6,002)	(500)	178,296

		6,686,997	674,240	16,045	—	(76,010)	(187,532)	(1,853)	7,111,887

Accumulated depreciation:
Buildings		(419,969)	—	(287)	(40,473)	1,089	22,649	116	(436,875)
Leasehold improvements		(168,860)	—	1	(28,044)	934	877	1	(195,091)
Machinery and equipment		(969,360)	—	—	(184,302)	4,552	17,058	1,477	(1,130,575)
Light fuel/lubricant distribution equipment and facilities		(776,969)	—	(996)	(69,211)	—	12,342	—	(834,834)
LPG tanks and bottles		(190,962)	—	—	(18,529)	—	19,236	—	(190,255)
Vehicles		(182,193)	—	(394)	(4,241)	67,603	9,550	329	(109,346)
Furniture and utensils		(53,252)	—	(135)	(10,538)	744	839	17	(62,325)
IT equipment		(139,038)	—	(92)	(13,654)	1,088	4,637	228	(146,831)

		(2,900,603)	—	(1,903)	(368,992)	76,010	87,188	2,168	(3,106,132)

Provision for loss:
Land		(197)	—	—	—	—	—	—	(197)
Machinery and equipment		(1,697)	(157)	—	—	—	—	—	(1,854)

		(1,894)	(157)	—	—	—	—	—	(2,051)

Net amount		3,784,500	674,083	14,142	(368,992)	—	(100,344)	315	4,003,704

Construction in progress relates substantially to expansions and renovations in industrial facilities and terminals and construction and upgrade of service stations and fuel distribution bases.

Advances to suppliers of property, plant and equipment relate basically to manufacturing of equipment for expansion of plants, terminals and bases, modernization of gas stations and acquisition of real estate.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

13.	Intangible assets

Balances and changes in intangible assets are as follows:

	Goodwill	Software	Technology	Commercial property rights	Market rights	Others	Total
Balance in 2009	674,500	70,033	16,413	13,015	427,832	1,900	1,203,693
Opening balance of DNP acquisition	46,541	—	—	—	41,740	—	88,281
Additions	—	26,891	—	—	208,211	2,605	237,707
Write-offs	(6,650)	(4,339)	—	—	—	(924)	(11,913)
Amortization	—	(24,390)	(4,402)	(549)	(142,702)	(88)	(172,131)
Provision for loss	—	—	—	—	—	(5)	(5)
Exchange rate	—	(8)	—	—	—	(13)	(21)

Balance in 2010	714,391	68,187	12,011	12,466	535,081	3,475	1,345,611
Balance of DNP acquisition adjustment	(21,805)	—	—	—	4,865	—	(16,940)
Balance of Repsol acquisition	13,403	—	—	—	11,625	—	25,028
Additions	—	42,759	—	—	349,460	—	392,219
Write-offs	—	(4)	—	—	(577)	(295)	(876)
Transferences	—	463	8,562	—	—	444	9,469
Amortization	—	(26,643)	(4,973)	(549)	(183,386)	(34)	(215,585)
Exchange rate	—	28	—	—	—	223	251

Balance in 2011	705,989	84,790	15,600	11,917	717,068	3,813	1,539,177

Weighted average term of amortization (years)	—	5	5	30	5	9

Goodwill from acquisition of companies was amortized until December 31, 2008, when its amortization ceased. The net remaining balance is tested annually for impairment analysis purposes.

The Company has the following balances of goodwill:

	2011	2010
Goodwill on the acquisition of:
Ipiranga	276,724	276,724
União Terminais	211,089	211,089
Texaco	177,759	177,759
DNP	24,736	46,541
Repsol	13,403	—
Other	2,278	2,278

	705,989	714,391

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

The Company tested the balances of goodwill shown in the table above for impairment. The determination of value from continuous use involves assumptions, judgments and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital and discount rates. The assumptions about growth projections and future cash flows are based on the Company’s business plan, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs.

The evaluation of the value from continuous use is calculated for a period of five years, and from then, considering the possibility of carrying the business on indefinitely, perpetuity.

The growth and discount rates used to extrapolate the projections as of December 31, 2011, over the five year period ranged from 0% to 8% and 10.5% to 28.2%, respectively, depending on the CGU analyzed.

The Company´s balances of goodwill test did not result in the recognition of impairment for the year ended December 31, 2011.

Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information and other systems.

The Company records as technology certain rights held by the subsidiaries Oxiteno S.A., Oxiteno Nordeste, and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”). Such licenses cover the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which are products that are supplied to various industries.

Commercial property rights include those described below:

•

On July 11, 2002, subsidiary Terminal Químico de Aratu S.A. – Tequimar (“Tequimar”) executed an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows it to explore the area in which the Aratu Terminal is located for 20 years, renewable for a similar period. The price paid by Tequimar was R$ 12,000, which is being amortized over the period from August 2002 to July 2042.

•

In addition, subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for another 20 years, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storaging, handling, and distribution. The price paid by Tequimar was R$ 4,334, which is being amortized over the period from August 2005 to December 2022.

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

The amortization expenses were recognized in the income statements, as shown below:

	2011	2010

Cost of products and services sold	11,872	10,355
Selling and marketing	180,354	141,606
General and administrative	23,359	20,170

	215,585	172,131

Research & development expenses are recorded in the income statements and amounted to R$ 21,745 in 2011 (R$ 18,763 in 2010).

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

14.	Loans, debentures and finance leases

a.	Composition

Description	2011	2010	Index/Currency	Weighted average financial charges 12/31/2011 - % p.a.	Maturity
Foreign currency:
Notes in the foreign market (b)	466,197	413,284	US$	+7.2	2015
Advances on foreign exchange contracts	125,813	41,626	US$	+1.9	< 349 days
Foreign loan (c)	111,868	99,749	US$ + LIBOR (i)	+1.0	2014
BNDES (d)	72,869	67,195	US$	+5.5	2012 to 2018
Foreign currency advances delivered	45,692	64,080	US$	+1.6	< 88 days
Financial institutions	28,454	16,656	MX$ + TIIE (ii)	+1.9	2012 to 2016
Financial institutions	21,784	22	Bs (iii)	+13.3	2012 to 2014
FINIMP	878	779	US$	+7.0	2012
Financial institutions	—	6,740
Financial institutions – RPR	—	1,581
BNDES (d)	—	8

Subtotal	873,555	711,720

Local currency:
Banco do Brasil – fixed (e)	2,208,109	1,916,257	R$	+11.8	2012 to 2015
Debentures (f)	1,002,451	1,196,116	CDI	108.5	2012
BNDES (d)	890,865	1,178,081	TJLP (iv)	+3.2	2012 to 2019
Banco do Brasil – floating (e)	213,055	—	CDI	98.5	2014
Loan – MaxFácil	86,364	77,391	CDI	100.0	2012
Banco do Nordeste do Brasil	86,108	99,355	R$	+8.5 (vi)	2018
BNDES (d)	57,626	65,137	R$	+5.7	2015 to 2021
FINEP	45,647	61,738	TJLP (iv)	+0.5	2013 to 2014
Finance leases (g)	42,356	—	IGP-M (v)	+5.6	2031
Debentures – RPR (f)	19,102	—	CDI	118.0	2014
FINEP	10,904	—	R$	+4.0	2019 to 2021
FINAME	2,106	5,922	TJLP (iv)	+2.7	2012 to 2013
Fixed finance leases (g)	1,297	2,171	R$	+14.8	2012 to 2014
Working capital loan – RPR	—	23,765
Finance leases (g)	—	3,374
Others	—	634

Subtotal	4,665,990	4,629,941

Currency and interest rate hedging instruments loans	22,089	54,372

Total	5,561,634	5,396,033

Current	2,304,999	820,484

Non-current	3,256,635	4,575,549

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

(i)	LIBOR = London Interbank Offered Rate.
(ii)	MX$ = Mexican Peso; TIIE = Mexican interbank balance interest rate.
(iii)	Bs = Venezuelan Bolivares Fortes.
(iv)	TJLP = set by the National Monetary Council, TJLP is the basic financing cost of BNDES. On December 31, 2011, TJLP was fixed at 6% p.a.
(v)	IGP-M = General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation.
(vi)	Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to foster the development of the industrial sector, administered by Banco do Nordeste do Brasil. On December 31, 2011, the FNE interest rate was 10% p.a. FNE grants a discount of 15% over the interest rate for timely payments.

The long-term amounts break down as follows by year of maturity:

	2011	2010
From 1 to 2 years	1,214,029	2,197,838
From 2 to 3 years	879,137	1,024,879
From 3 to 4 years	976,172	440,504
From 4 to 5 years	93,970	824,695
More than 5 years	93,327	87,633

	3,256,635	4,575,549

As provided in IAS 39, the transaction costs and issue premiums associated with borrowings by the Company and its subsidiaries were added to their financial liabilities, as shown in Note 14.h).

The Company’s management contracted hedging against foreign exchange and interest rate changes for a portion of its debt obligations (see Note 22).

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

b.	Notes in the foreign market

In December 2005, the subsidiary LPG International Inc. (“LPG Inc.”) issued US$ 250 million in notes in the foreign market, with maturity in December 2015 and an interest of 7.25% p.a., paid semiannually, with the first payment due in June 2006. The issue price was 98.75% of the face value of the note, which represented a total return of 7.429% p.a. for the investor at the time of issuance. The notes were secured by the Company and Oxiteno S.A.

As a result of the issuance of notes in the foreign market, the Company and the subsidiaries above, are subject to certain commitments, including:

•	Limitation of transactions with shareholders owning more than 5% of any class of stock of the Company that are not as favorable to the Company as available in the market.

•

Required resolution of the Board of Directors for transactions with the Company’ direct or indirect controlling parties, or their subsidiaries, in an amount exceeding US$ 15 million (except for transactions of the Company with its subsidiaries and between its subsidiaries).

•	Restriction on transfer of all or substantially all assets of the Company and its subsidiaries.

•	Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the value of the consolidated tangible assets.

The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

c.	Foreign loan

The subsidiary Oxiteno Overseas has a foreign loan in the amount of US$ 60 million with maturity in June 2014 and interest of LIBOR + 1.00% p.a. The Company, through its subsidiary Cia. Ultragaz, contracted instruments of protection with floating interest rate in dollar and exchange rate variation, changing the foreign loan charge to 86.9% of CDI (see Note 22). The foreign loan is secured by the Company and subsidiary Oxiteno S.A.

As a result of the issuance of the foreign loan, some obligations other than those in Note 14.b) must be maintained by the Company and its subsidiaries. Additionally the following restrictions are imposed on the Company:

•

Maintenance of a financial index, determined by the ratio between consolidated net debt and consolidated Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial index determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

The Company maintains the levels of covenants required by this loan. The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

d.	BNDES

The Company and its subsidiaries have financing from BNDES for some of their investments and for working capital.

During the period of these agreements, the Company must keep the following capitalization and current liquidity levels, as determined in the annual consolidated audited balance sheet:

•	capitalization level: shareholders’ equity / total assets equal to or above 0.30; and

•	current liquidity level: current assets / current liabilities equal to or above 1.3.

The Company maintains the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

e.	Banco do Brasil

The subsidiary IPP has fixed and floating loans from Banco do Brasil to finance the marketing, processing or manufacture of agricultural goods (ethanol). IPP contracted interest rate hedging instruments, thus converting the fixed charges for these loans into an average 98.75% of CDI (see Note 22). IPP designates these instruments of protection as a fair value hedge; therefore, loans and hedging instruments are both stated at fair value from inception. These loans mature between 2012 and 2015, as follows:

Maturity	Balance in 2011

Feb/12	430,376
Apr/12	68,650
Mar/13	613,621
May/13	362,296
Mar/14	213,055
May/14	364,940
May/15	368,226

2,421,164

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

f.	Debentures

•

In December 2009, the Company concluded the review of certain terms and conditions of its third issuance of debentures, in a single series of 1,200 simple, nonconvertible into shares, unsecured debentures, after which the interest of the debentures was reduced to 108.5% of CDI and its maturity date was extended to December 4, 2012. In April 2011, the Company made an early partial redemption of 200 debentures. The debentures have annual interest payments and amortization in one single tranche at the maturity date, according to the following characteristics:

Face value of each:	R$ 1,000,000.00
Final maturity:	December 4, 2012
Payment of the face value:	Lump at final maturity
Interest:	108.5% of CDI
Payment of interest:	Annually
Reprice:	Not applicable

•	In November 2010, RPR made its first issuance of debentures, in a single series of 50 simple debentures, nonconvertible into shares, with floating guarantees, and the following characteristics:

Face value of each:	R$ 1,000,000.00
Final maturity:	November 30, 2014
Payment of the face value:	Eight equal quarterly installments, starting on March 01, 2013 and ending on November 30, 2014
Interest:	118.0% of CDI
Payment of interest:	Eight equal quarterly installments, starting on March 01, 2013 and ending on November 30, 2014
Reprice:	Not applicable

The financial settlement occurred in January 2011. The RPR debentures were consolidated proportionally to the Company’s investment in RPR.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

g.	Finance leases

In April 2011, the subsidiary Cia. Ultragaz contracted a finance lease relating to bases for LPG bottling, maturing in April 2031.

The subsidiaries IPP, Tropical Transportes Ipiranga Ltda. (“Tropical”) and Serma – Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos (“Serma”) have finance lease contracts primarily related to fuel distribution equipment, such as tanks, pumps, natural gas vehicles – VNG compressors, IT equipment and vehicles for fuel transportation. These contracts have terms between 36 and 60 months.

The subsidiaries IPP, Tropical and Serma have the option to purchase the assets at a price substantially lower than the fair market price on the date of option, and management intends to exercise such option.

The amounts of equipments and intangible assets, net of depreciation and amortization, and of the liabilities corresponding to such equipments, recorded as of December 31, 2011 and 2010 are shown below:

	2011
	LPG bottling	IT equipment	Vehicles for fuel transportation
Equipment and intangible assets, net of depreciation and amortization	39,645	1,541	865

Financing (present value)	42,356	952	345

Current	1,419	542	261
Non-current	40,937	410	84

	2010
	Fuel distribution equipment	IT equipment	Vehicles for fuel transportation
Equipment, net of depreciation	20,731	1,973	848

Financing (present value)	3,374	1,568	603

Current	3,374	618	265
Non-current	—	950	338

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

The future disbursements (installments), assumed under these contracts, total approximately:

	2011
	LPG bottling	IT equipment	Vehicles for fuel transportation
Up to 1 year	3,540	622	365
From 1 to 2 years	3,540	385	113
From 2 to 3 years	3,540	55	—
From 3 to 4 years	3,540	—	—
From 4 to 5 years	3,540	—	—
More than 5 years	50,740	—	—

	68,440	1,062	478

	2010
	Fuel distribution equipment	IT equipment	Vehicles for fuel transportation
Up to 1 year	3,565	780	366
From 1 to 2 years	—	629	366
From 2 to 3 years	—	440	102

	3,565	1,849	834

The above amounts include Services Tax (“ISS”) payable (except for disbursements for the LPG bottling and distribution bases) on the monthly installments and will be adjusted by IGP-M until the respective payment dates.

h.	Transaction costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instrument and are recorded as expense according to the effective rate, as follows:

	Effective rate of transaction costs (% p.a.)	Balance in 2010	Incurred cost	Amortization	Balance in 2011
Banco do Brasil (e)	0.7%	24,545	4,353	(7,386)	21,512
Debentures (f)	0.6%	13,851	—	(7,828)	6,023
Notes in the foreign market (b)	0.2%	4,105	—	(408)	3,697
Other	0.3%	758	508	(456)	810

Total		43,259	4,861	(16,078)	32,042

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

	Effective rate of transaction costs (% p.a.)	Balance in 2009	Incurred cost	Amortization	Balance in 2010
Debentures (f)	0.6%	19,844	—	(5,993)	13,851
Bank Credit Bill	0.8%	8,071	—	(8,071)	—
Notes in the foreign market (b)	0.2%	5,148	—	(1,043)	4,105
Banco do Brasil (e)	0.6%	94	27,974	(3,523)	24,545
Other	0.8%	959	386	(587)	758

Total		34,116	28,360	(19,217)	43,259

The amount to be appropriated to income in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Total
Banco do Brasil (e)	12,255	5,854	2,670	733	—	21,512
Debentures (f)	6,023	—	—	—	—	6,023
Notes in the foreign market (b)	924	924	924	925	—	3,697
Other	264	304	232	10	—	810

Total	19,466	7,082	3,826	1,668	—	32,042

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

i.	Guarantees

The financings are guaranteed by collateral in the amount of R$ 89,231 in 2011 (R$ 83,749 in 2010) and by guarantees and promissory notes in the amount of R$ 1,841,760 in 2011 (R$ 2,006,064 in 2010).

In addition, the Company and its subsidiaries offer collateral in the form of bank letters of guarantee for commercial and legal proceeding in the amount of R$ 135,051 in 2011 (R$ 141,081 in 2010).

Some subsidiaries issued collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 11,843 in 2011 (R$ 7,768 in 2010), with maturities of no more than 210 days. Until 2011, the Company and its subsidiaries did not have losses in connection with these collaterals. The fair value of collateral recognized in current liabilities is R$ 286 in 2011 (R$ 190 in 2010), which is recognized in income as customers settle their obligations with the financial institutions.

Some financing agreements of the Company and its subsidiaries have cross default clauses that require them to pay the debt assumed in case of default of other debts equal to or greater than US$ 15 million. In 2011, there was no event of default of the debts of the Company and its subsidiaries.

15.	Trade payables

	2011	2010
Domestic suppliers	1,024,697	901,272
Foreign suppliers	50,406	39,905

	1,075,103	941,177

The Company and its subsidiaries acquire automotive fuel and LPG from Petrobras and ethylene from Braskem (see Note 8.a). These two suppliers control almost all the markets for these products in Brazil. The Company and its subsidiaries depend on the ability of those suppliers to deliver products in a timely manner and at favorable prices and terms. The loss of any major supplier or a significant reduction in product availability from those suppliers could have a significant adverse effect on the Company. The Company believes that its relationships with suppliers is satisfactory.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

16.	Salaries and related charges

	2011	2010

Salaries and related payments	5,207	3,902
Social charges	27,748	23,790
Provisions on payroll	89,167	78,520
Profit sharing and bonus	144,144	120,373
Benefits	1,121	956
Other	958	674

	268,345	228,215

17.	Taxes payable

	2011	2010

ICMS	55,055	65,484
PIS and COFINS	16,818	53,377
IPI	14,604	16,629
Tax Withheld at Source (IRRF)	5,180	1,180
National Institute of Social Security (INSS)	3,863	2,994
ISS	4,763	6,639
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico and Oxiteno Andina	8,340	6,493
Other	1,030	5,126

	109,653	157,922

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

18.	Provision for assets retirement obligation

This provision corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded gas stations after a certain use period (see Note 2.m).

Movements in the provision for assets retirement obligations are as follows:

Balance in 2009	64,578
Opening balance of DNP acquisition	166
Additions (new tanks)	1,666
Expense with tanks removed	(5,828)
Accretion expense	3,309

Balance in 2010	63,891
Additions (new tanks)	2,421
Expense with tanks removed	(3,022)
Accretion expense	4,214

Balance in 2011	67,504

Current	7,251
Non-current	60,253

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

19.	Deferred revenues

The Company and its subsidiaries have recognized the following deferred revenues:

	2011	2010
Loyalty program Km de Vantagens	15,983	11,547
Initial franchise fee ‘am/pm’	12,472	8,346
Other	—	591

	28,455	20,484

Current	19,731	14,572
Non-current	8,724	5,912

Ipiranga has a loyalty program called Km de Vantagens that rewards registered customers with points when they buy products at Ipiranga gas stations. The customers may exchange these points for discounts on products and services offered by Ipiranga’s partners. Points received by Ipiranga’s customers that may be used in the partner Multiplus Fidelidade are considered part of the sales revenue based on the fair value of the points granted. Revenue is deferred based on the expected redemption of points, and is recognized in income when the points are redeemed, on which occasion the costs incurred are also recognized. Deferred revenue of unredeemed points is also recognized in income when the points expire.

The initial franchise fee related to the ‘am/pm’ convenience store chain received by Ipiranga is deferred and recognized in income on an accrual basis, based on the substance of the agreements with the franchisees.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

20.	Shareholders’ equity

a.	Share capital

As of August 17, 2011, each preferred share issued by the Company was converted into one common share and its Bylaws were changed to reflect the wording approved in the Extraordinary Shareholders’ Meeting of June 28, 2011.

The Company is a publicly traded company listed on the Novo Mercado listing segment of BM&FBovespa and on the New York Stock Exchange (“NYSE”) in the form of level III American Depositary Receipts (“ADRs”). The subscribed and paid-in capital is represented by 544,383,996 common shares without par value, and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The Company’s shares are granted tag along rights, assuring non-controlling shareholders the same conditions as negotiated by the controlling shareholders in case of sale of the control of the Company. Additionally, any shareholder, or group of shareholders acting in concert, that acquires or becomes the holder of 20% or more of the share capital of the Company, shall be required to make a tender offer for the acquisition of the shares held by the remaining shareholders at a price equal to the highest value per share paid by him/her in the preceding six months, adjusted pursuant to the SELIC rate.

The Company is authorized to increase capital up to the limit of 800,000,000 common shares, without amendment to the Bylaws, by resolution of the Board of Directors.

As of December 31, 2011, there were 56,076,374 common shares outstanding abroad in the form of ADRs.

b.	Treasury shares

The Company acquired shares issued by itself at market prices without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Instructions 10 of February 14, 1980 and 268 of November 13, 1997. In 2011, there were no stock repurchases.

As of December 31, 2011, the financial statements of the Company totaled 8,201,556 common shares held in treasury, acquired at an average cost of R$ 14.42 per share.

The price of shares issued by the Company as of December 31, 2011 on BM&FBovespa was R$ 32.01.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

c.	Capital reserve

The capital reserve reflects the gain on the transfer of shares at market price to be held in treasury by the Company’s subsidiaries, at an average price of R$ 12.97 per share. Such shares are subject of the usufruct grants to executives of these subsidiaries, as mentioned in Note 8.c).

d.	Revaluation reserve

The revaluation reserve reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects of the provisions created by these subsidiaries.

e.	Profit reserve

Legal reserve

Under Brazilian Corporate Law, the Company is required to appropriate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

Retention of profits reserve

Recorded in previous fiscal years and used for investments contemplated in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments, in accordance with Article 196 of Brazilian Corporate Law.

Investments reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 55.c) of the Bylaws this reserve is aimed at protecting the integrity of the Company´s assets and to supplement its capital stock, in order to allow new investments to be made.

f.	Comprehensive income

Valuation adjustment

Valuation adjustments record (i) the differences between the fair value and amortized cost of financial investments classified as available for sale and financial instruments designated as a cash flow hedge of the change in interest rates and (ii) the effect of exchange rate changes on derivatives designated as hedging by RPR, used to protect future cash flows. In all cases, the gains and losses recorded in the shareholders’ equity are included in income in case the financial instruments are prepaid.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

Cumulative translation adjustments

The change in exchange rates on foreign subsidiaries (i) denominated in a currency other than the currency of the Company and (ii) that have an independent administration, is directly recognized in the shareholders’ equity. This accumulated effect is reflected in income for the year as a gain or loss only in case of disposal or write-off of the investment.

g.	Dividends payable in excess of the minimum mandatory dividends established in the Bylaws

The shareholders are entitled, under the Bylaws, to a minimum annual dividend of 50% of adjusted net income calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in shareholders’ equity until they are approved by the Shareholders’ Meeting or paid. The balance of dividends related to the year ended December 31, 2010 was paid on March 17, 2011. The prepayment of the dividend related to 2011 was made on August 30, 2011.

The proposed dividends reflected in the financial statements of the Company, subject to approval of shareholders at a General Meeting, is as follows:

2011
Net income for the year attributable to shareholders of Ultrapar	848,764
Legal reserve	(42,438)

Net income for the year after legal reserve	806,326

Minimum mandatory dividends	403,163
Additional dividends after legal reserve and minimum mandatory dividends	122,239

Total dividends	525,402

Interim dividends (R$ 0.47 per share)	(251,949)
Mandatory dividends payable – Current liabilities	151,214
Additional dividends to the minimum mandatory dividends – shareholders’ equity	122,239

Dividends payable (R$ 0.51 per share)	273,453

Investments reserve	280,924

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

21.	Segment information

The Company operates four main business segments: gas distribution, automotive fuel distribution, chemicals, and storage. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the south, southeast, and northeast regions of Brazil. The automotive fuel distribution segment (Ipiranga) operates the distribution of automotive fuels and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its derivatives, which are the raw materials for the cosmetics & detergent, agrochemical, paints & varnishes, and other industries. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the southeast, and northeast regions of Brazil. The segments shown in the financial information are strategic business units supplying different products and services. Inter-segment sales are at prices similar to those that would be charged to third parties.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

The main financial information of each Company segment is stated as follows:

	2011	2010
Net revenue:
Ultragaz	3,766,766	3,661,260
Ipiranga	42,223,900	36,483,456
Oxiteno	2,408,582	2,083,012
Ultracargo	266,885	293,262
Other (1)	121,896	366,349
Intersegment sales	(126,725)	(405,627)

Total	48,661,304	42,481,712

Intersegment sales:
Ultragaz	1,665	2,035
Ipiranga	5,967	38,372
Oxiteno	—	—
Ultracargo	26,634	39,395
Other (1)	92,459	325,825

Total	126,725	405,627

Net revenue, excluding intersegment sales:
Ultragaz	3,765,101	3,659,225
Ipiranga	42,217,933	36,445,084
Oxiteno	2,408,582	2,083,012
Ultracargo	240,251	253,867
Other (1)	29,437	40,524

Total	48,661,304	42,481,712

Operating income:
Ultragaz	162,682	181,201
Ipiranga	1,037,095	879,478
Oxiteno	154,805	114,144
Ultracargo	88,898	115,802
Other (1)	8,519	33,857

Total	1,451,999	1,324,482

Financial revenues	322,372	266,965
Financial expenses	(618,876)	(531,051)
Equity in income of affiliates	192	4

Income before taxes	1,155,687	1,060,400

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

	2011	2010
Additions to property, plant and equipment and intangible assets:
Ultragaz	245,250	167,403
Ipiranga	624,841	433,431
Oxiteno	108,608	228,047
Ultracargo	118,425	64,332
Other (1)	25,012	18,734

Total additions to property, plant and equipment and intangible assets (see Notes 12 and 13)	1,122,136	911,947
Finance leases	(43,009)	—
Assets retirement obligation	(2,421)	(1,666)
Capitalized borrowing costs	(5,333)	(1,829)

Total investments in property, plant and equipment and intangible assets (cash flow)	1,071,373	908,452

	2011	2010
Depreciation and amortization charges:
Ultragaz	117,462	118,820
Ipiranga	316,186	269,085
Oxiteno	106,314	104,147
Ultracargo	29,303	28,866
Other (1)	10,811	9,911

Total	580,076	530,829

	2011	2010
Total assets:
Ultragaz	1,868,270	1,638,815
Ipiranga	6,633,132	6,376,269
Oxiteno	3,454,518	3,095,714
Ultracargo	1,068,780	997,438
Other (1)	718,039	881,607

Total	13,742,739	12,989,843

(1)	Composed primarily of the parent company Ultrapar and the investment in RPR.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

Geographic area information

All long-term assets are located in Brazil, except certain long-life assets located in Mexico, in the amount of R$ 30,853 in 2011 (R$ 26,460 in 2010), and in Venezuela, in the amount of R$ 17,021 in 2011 (R$ 8,078 in 2010).

The Company generates revenues from operations in Brazil, Mexico and Venezuela, as well as from exports of products to foreign customers, as disclosed below:

	2011	2010
Net revenue:
Brazil	47,952,454	41,869,667
Mexico	119,763	90,800
Venezuela	127,591	75,808
Other Latin American countries	245,103	211,717
United States of America and Canada	100,959	97,207
Far East	40,827	51,657
Europe	43,706	63,018
Other	30,901	21,838

Total	48,661,304	42,481,712

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

22.	Risks and financial instruments

Risk management and financial instruments - Governance

The main risk factors to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and by their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a conservative policy for the management of financial assets, instruments and risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•

Implementation of the management of financial assets, instruments and risks is the responsibility of the Financial Area, through its treasury department, with the assistance of the tax and accounting departments.

•

Supervision and monitoring of compliance with the principles, guidelines and standards of the Policy is the responsibility of the Risk and Investment Committee composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fund raising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Changes in the Policy or revisions of its standards are subject to the approval of the Company’s Board of Directors.

•	Continuous enhancement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the Financial Area.

•	The internal audit department audits the compliance with the parameters of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

Currency risk

Most transactions of the Company and its subsidiaries are located in Brazil and, therefore, the reference currency for risk management is the Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency, in order to reduce the effects of changes in exchange rates on its results and cash flows in Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Reais as of December 31, 2011 and 2010:

Assets and liabilities in foreign currencies

Amounts in millions of Reais	2011	2010
Assets in foreign currency
Financial assets in foreign currency (except hedging instruments)	303.8	211.0
Foreign trade accounts receivable, net of provision for loss	134.9	123.6
Advances to foreign suppliers, net of accounts payable arising from imports	—	11.3
Investments in foreign subsidiaries	115.3	72.6

	554.0	418.5

Liabilities in foreign currency
Financing in foreign currency	(873.6)	(710.2)
Accounts payable arising from imports , net of advances to foreign suppliers	(2.8)	—

	(876.4)	(710.2)

Foreign currency hedging instruments	348.5	122.7

Net asset (liability) position	26.1	(169.0)
Net asset (liability) position – RPR[1]	(8.3)	13.6

Net asset (liability) position – Total	17.8	(155.4)

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

(1)	Amount disclosed due to its magnitude and to RPR having independent financial management. The net liability position as of December 31, 2011 of RPR reflects the amount of R$ 8.3 million of suppliers in foreign currencies.

Based on the net asset position of R$ 26.1 million in foreign currencies shown above, the Company estimates that a 10% devaluation of the Real would produce a total effect of R$ 2.6 million, of which R$ 5.5 million of losses recognized in income and R$ 8.1 million of gain directly recognized in the shareholders’ equity in cumulative translation adjustments mainly due to changes in the exchange rate on equity of foreign subsidiaries. Based on the same position, the Company estimates that a 10% valuation of the Real would produce a total effect of R$ 2.6 million, of which R$ 5.5 million of gain recognized in income and R$ 8.1 million of loss directly recognized in the shareholders’ equity in cumulative translation adjustments (see Note 2.q).

Interest rate risk

The Company and its subsidiaries adopt conservative policies for borrowing and investing of financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the CDI, as set forth in Note 4. Borrowings primarily result from financing from Banco do Brasil, BNDES and other development agencies, debentures and borrowings in foreign currency, as shown in Note 14.

The Company does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. As of December 31, 2011, the Company and its subsidiaries had interest rate derivative financial instruments linked to domestic loans, swapping the pre-fixed interest of certain debts to floating rate (CDI).

Credit risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and cash equivalents, financial investments, hedge instruments and accounts receivable.

Credit risk of financial institutions - Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volumes of cash and cash equivalents, financial investments and hedging instruments are subject to maximum limits by institution and, therefore, require diversification of counterparty.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

Government credit risk - The Company and its subsidiaries have financial investments in federal government bonds, limited to the Brazilian government. The Company’s policy allows application in government securities and countries classified as investment grade AAA or Aaa by specialized credit rating agencies, but on December 31, 2011 the Company had no financial investments in these countries. The volume of financial investments is subject to maximum limits by country and, therefore, require diversification of counterparty.

Customer credit risk - Such risks are managed by each business unit through specific criteria for acceptance of customers and credit rating and are additionally mitigated by diversification of sales. No single customer or group accounts for more than 10% of total revenue.

The Company maintained the following provisions for losses on accounts receivable:

	2011	2010

Ipiranga	101,318	101,275
Ultragaz	13,107	16,613
Oxiteno	1,415	1,429
Ultracargo	614	615

Total	116,454	119,932

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

From time to time, the Company and its subsidiaries examine opportunities for acquisitions and investments. They consider different types of investments, either directly or through joint ventures, or affiliated companies, and finance such investments using cash generated from operations, through funding raised in the capital markets, through capital increases or through a combination of these methods.

The Company and its subsidiaries believe to have enough working capital to satisfy their current needs. The gross indebtedness due over the next twelve months totals R$ 2,305 million. Furthermore, the investment plan for 2012 totals R$ 1,088 million. On December 31, 2011, the Company and its subsidiaries had R$ 2,782 million in cash, cash equivalents, short-term and long-term financial investments (for quantitative information, see Notes 4 and 14).

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

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections, and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section Risk management and financial instruments – Governance of this Note, the Committee monitors compliance with the risk standards established by the Policy through a risk monitoring map, including the use of hedging instruments, on a monthly basis. In addition, the internal audit department verifies the compliance with the parameters fo the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments adopted by the Company and its subsidiaries:

Hedging instruments	Counterparty	Maturity	Initial notional amount[1]				Fair value		Amounts payable or receivable (12/31/2011)
			2011		2010		2011 R$ million	2010 R$ million	Amount receivable R$ million	Amount payable R$ million
a –Exchange rate swaps receivable in U.S. dollars	Bradesco,	Jan 2012 to
Receivables in U.S. dollars	Citibank,	Dec 2015	US$	198.9	US$	165.8	373.3	271.0	373.3	—
Payables in CDI interest rate	HSBC, Itaú, Santander		US$	(198.9)	US$	(165.8)	(367.9)	(320.0)	—	367.9

Total result				—		—	5.4	(49.0)	373.3	367.9

b – Exchange rate swaps payable in U.S. dollars		Jan 2012 to
Receivables in CDI interest rates	Itaú, Santander	Mar 2012	US$	13.3	US$	89.2	24.5	153.0	24.5	—
Payables in U.S. dollars			US$	(13.3)	US$	(89.2)	(24.8)	(146.7)	—	24.8

Total result				—		—	(0.3)	6.3	24.5	24.8

c – Interest rate swaps in R$	Banco do Brasil	Feb 2012 to
Receivables in fixed interest rate		May 2015	R$	1,809.5	R$	1,809.5	2,229.4	1,947.9	2,229.4	—
Payables in CDI interest rate			R$	(1,809.5)	R$	(1,809.5)	(2,152.5)	(1,931.5)	—	2,152.5

Total result				—		—	76.9	16.4	2,229.4	2,152.5

d – Interest rate swaps in U.S. dollars
Receivables in LIBOR interest rate in U.S. dollars				—	US$	60.0	—	98.6	—	—
Payables in fixed interest rate in U.S. dollars				—	US$	(60.0)	—	(100.2)	—	—

Total result				—		—	—	(1.6)	—	—

e – NDFs (non-deliverable forwards) – RPR
Receivables in U.S. dollars				—	US$	10.3	—	16.6	—	—
Payables in fixed interest rate in R$				—	US$	(10.3)	—	(18.1)	—	—

Total result				—		—	—	(1.5)	—	—

f – Exchange rate swaps payable in U.S. dollars – RPR
Receivables in U.S. dollars				—	US$	0.9	—	1.6	—	—
Payables in CDI interest rate				—	US$	(0.9)	—	(1.7)	—	—

Total result				—		—	—	(0.1)	—	—

Total gross result							82.0	(29.5)	2,627.2	2,545.2
Income tax							(10.7)	(5.1)	(10.7)	—

Total net result							71.3	(34.6)	2,616.5	2,545.2

Positive result (see Note 4)							93.4	19.8
Negative result (see Note 14)							(22.1)	(54.4)

[1]	In million. Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A., except for the interest rate swap in U.S. dollars (contract governed by the ISDA – International Swap Dealers Association, Inc. executed with the counterparty Banco Itaú BBA S.A. – Nassau Branch).

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

Hedging instruments existing as of December 31, 2011 are described below, according to their category, risk, and protection strategy:

Hedging against foreign exchange exposure of liabilities in foreign currency - The purpose of these contracts is to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Reais linked to CDI. As of December 31, 2011, the Company and its subsidiaries had outstanding swap contracts totaling US$ 198.9 million in notional amount, of which (i) US$ 138.9 million, on average, had asset position at US$ + 4.70 p.a. and liability position at 118.03 % of CDI and (ii) US$ 60 million had asset position at US$ + LIBOR + 1.00% a.a. and liability position at 86.90% of CDI.

Hedging against foreign exchange exposure of operations - The purpose of these contracts is to make the exchange rate of the turnover of subsidiaries Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials. As of December 31, 2011, these swap contracts totaled US$ 13.3 million and, on average, had an asset position at 70.68% of CDI and liability position at US$ + 0.0% p.a.

Hedging against the interest rate fixed in local financing - The purpose of these contracts is to convert the interest rate on financing contracted in Reais from fixed into floating. On December 31, 2011 these swap contracts totaled R$ 1,809.5 million of notional amount, and on average had an asset position at 11.81% p.a. and liability position at 98.75% of CDI.

Hedge accounting

The Company and its subsidiaries designated some financial derivative instruments for protection for future cash flows as cash flow hedges. These instruments of protection whose purpose is to protect the cash flows (i) from the risk of fluctuations in Libor on loans contracted and (ii) the risk of exchange rate of changes of subsidiary RPR on future imports of oil denominated in U.S. dollars. On December 31, 2011 these instruments of protection had been settled.

The Company and its subsidiaries designate derivative financial instruments used to offset the variations due to changes in interest rates in the market value of financing contracted in Reais as fair value hedge. As of December 31, 2011 these instruments of protection totaled R$ 1,809.5 million of notional amount (item (c) in the table above). The Company and its subsidiaries recognized a gain of R$ 7.1 million in 2011, of which R$ 60.5 million refer to the result of instruments of protection and R$ (53.4) million refer to the fair value adjustment of the debt.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

Gains (losses) on hedging instruments

The following tables summarize the values of gains (losses) recorded in 2011 and 2010 which affected the income statement and shareholders’ equity of the Company and its subsidiaries:

	2011
	R$ million
	Income	Shareholders’ equity
A - Exchange rate swaps receivable in U.S. dollars	(14.7)	—
B - Exchange rate swaps payable in U.S. dollars	(7.2)	—
C - Interest rate swaps in R$	7.1	—
D - Interest rate swaps in U.S. dollars	(1.7)	1.5
E - NDFs (non-deliverable forwards) - RPR	(0.9)	0.9

Total	(17.4)	2.4

	2010
	R$ million
	Income	Shareholders’ equity
A - Exchange rate swaps receivable in U.S. dollars	(30.7)	—
B - Exchange rate swaps payable in U.S. dollars	15.7	—
C - Interest rate swaps in R$	18.2	—
D - Interest rate swaps in U.S. dollars	(3.1)	2.4
E - NDFs (non-deliverable forwards) - RPR	(7.6)	(0.9)
F - Exchange rate swaps payable in U.S. dollars - RPR	(0.1)	—

Total	(7.6)	1.5

The table above does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars, when this effect is offset in the gain or loss of the hedged subject (debt), and considers the designation effect of interest rate hedging in Reais.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

Fair value of financial instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, in 2011 and in 2010, are stated below:

	Category	12/31/2011		12/31/2010
		Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Measured at fair value through income	107,600	107,600	72,793	72,793
Financial investments in local currency	Measured at fair value through income	1,668,178	1,668,178	2,569,625	2,569,625
Financial investments in foreign currency	Measured at fair value through income	15,176	15,176	—	—
Financial investments
Fixed-income securities and funds in local currency	Available for sale	631,686	631,686	352,839	352,839
Fixed-income securities and funds in local currency	Held to maturity	7,193	7,193	7,193	7,193
Fixed-income securities and funds in foreign currency	Available for sale	259,091	259,091	198,149	198,149
Currency and interest rate hedging instruments	Measured at fair value through income	93,403	93,403	19,778	19,778

Total		2,782,327	2,782,327	3,220,377	3,220,377

Financial liabilities:
Financing – Banco do Brasil fixed	Measured at fair value through income	2,208,109	2,208,109	1,916,257	1,916,257
Financing	Measured at amortised cost	2,266,230	2,305,088	2,223,743	2,272,680
Debentures	Measured at amortised cost	1,021,553	1,019,727	1,196,116	1,182,380
Finance leases	Measured at amortised cost	43,653	43,653	5,545	5,545
Currency and interest rate hedging instruments	Measured at fair value through income	22,089	22,089	54,372	54,372

Total		5,561,634	5,598,666	5,396,033	5,431,234

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair values of cash and bank deposits balances are identical to their carrying values.

•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the financial statements, which corresponds to their fair value.

•

Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the yield curve and, therefore, the Company believes their fair value corresponds to their carrying value.

•	For fair value calculation of LPG Inc.’s notes in the foreing market (see Note 14.b), the price quoted in an active market is used.

The fair value of other financial investments and financings was determined using calculation methodologies commonly used for marking-to-market, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of December 31, 2011 and 2010. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realized in the current market.

Financial instruments were classified as loans and receivables or financial liabilities measured at amortised cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, (ii) financial investments (see Note 4), (iii) funding from Banco do Brasil that is measured at fair value through profit or loss (see Note 14.e), (iv) accounts receivable that have vendor arrangements (see Note 14.i) and Ipiranga customer financing (see Note 5), which are measured at fair value through profit or loss. Thus, accounts receivable is classified as loans and receivables and trade payables and other payables are classified as financial liabilities measured at amortised cost.

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

The table below shows a summary of the financial assets and financial liabilities measured at fair value in the Company’s and its subsidiaries’ balance sheet in 2011 and 2010:

	Category	2011	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Measured at fair value through income	107,600	107,600	—	—
Financial investments in local currency	Measured at fair value through income	1,668,178	1,668,178	—	—
Financial investments in foreign currency	Measured at fair value through income	15,176	15,176	—	—
Financial investments
Fixed-income securities and funds in local currency	Available for sale	631,686	631,686	—	—
Fixed-income securities and funds in local currency	Held to maturity	7,193	7,193	—	—
Fixed-income securities and funds in foreign currency	Available for sale	259,091	—	259,091	—
Currency and interest rate hedging instruments	Measured at fair value through income	93,403	—	93,403	—

Total		2,782,327	2,429,833	352,494	—

Financial liabilities:
Financing – Banco do Brasil fixed	Measured at fair value through income	2,208,109	—	2,208,109	—
Currency and interest rate hedging instruments	Measured at fair value through income	22,089	—	22,089	—

Total		2,230,198	—	2,230,198	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

	Category	2010	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Measured at fair value through income	72,793	72,793	—	—
Financial investments in local currency	Measured at fair value through income	2,569,625	2,569,625	—	—
Financial investments
Fixed-income securities and funds in local currency	Available for sale	352,839	352,839	—	—
Fixed-income securities and funds in local currency	Held to maturity	7,193	7,193	—	—
Fixed-income securities and funds in foreign currency	Available for sale	198,149	16,622	181,527	—
Currency and interest rate hedging instruments	Measured at fair value through income	19,778	—	19,778	—

Total		3,220,377	3,019,072	201,305	—

Financial liabilities:
Financing – Banco do Brasil fixed	Measured at fair value through income	1,916,257	—	1,916,257	—
Currency and interest rate hedging instruments	Measured at fair value through income	54,372	—	54,372	—

Total		1,970,629	—	1,970,629	—

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

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on BM&FBovespa as of December 29, 2011. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 2.43 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional valuation or devaluation of the Real against the likely scenario, respecting the risk to which the hedge object is exposed.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

Based on the balances of the hedging instruments and hedged items as of December 31, 2011, the exchange rates were replaced, and the changes between the new balance in Reais and the balance in Reais as of December 31, 2011 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	59,377	167,816	276,255
(2) Debts in dollars	appreciation	(59,377)	(167,913)	(276,449)

(1)+(2)	Net effect	—	(97)	(194)

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(41)	6,216	12,473
(4) Gross margin of Oxiteno	devaluation	41	(6,216)	(12,473)

(3)+(4)	Net effect	—	—	—

For sensitivity analysis of interest rate instruments of protection in Reais, the Company used the futures curve of DI x Pre contract of BM&FBovespa as of December 29, 2011 for each swap and each debt (object of protection) maturities, for defining the likely scenarios. Scenarios II and III were estimated with a 25% and 50% deterioration, respectively, of pre-fixed rate to that of the likely scenario.

Based on the three scenarios of interest rates in Reais, the Company estimated the values of its debt and instruments of protection according to the risk which is being protected (variations in the pre-fixed interest rates in Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The result is shown in the table below:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Interest rate swap (in R$)
(1) Fixed rate swap - CDI	Increase in	—	(78,925)	(151,997)
(2) Fixed rate financing	prefixed rate	—	78,950	152,053

(1)+(2)	Net effect	—	25	56

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

23.	Provision, contingencies and commitments

The Company and its subsidiaries are involved in tax, civil and labor disputes and are discussing these issues both at the administrative and judiciary levels, which, when applicable, are backed by escrow deposits. Provisions for losses are estimated and updated by management, supported by the opinion of the legal departments of the Company and its outside legal counsel.

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance in 2010	Opening balance of Repsol acquisition	Additions	Write-offs	Adjustments	Balance in 2011
IRPJ and CSLL	194,714	—	43,928	(221)	17,744	256,165
PIS and COFINS	79,963	—	12,820	(17,030)	6,859	82,612
ICMS	104,069	—	1,485	(42,203)	10,038	73,389
INSS	15,136	—	44	(2,221)	1,346	14,305
Civil litigation	91,644	20	6,580	(19,934)	3,231	81,541
Labor litigation	23,259	527	20,397	(1,695)	2,657	45,145
Other	1,346	—	87	(622)	167	978

Total	510,131	547	85,341	(83,926)	42,042	554,135

Current	39,626					41,347
Non current	470,505					512,788

Provisions	Balance in 2009	Adoption tax amnesty	Opening balance of DNP acquisition	Additions	Write-offs	Adjustments	Balance in 2010
IRPJ and CSLL	182,103	(19,670)	2,188	18,142	(190)	12,141	194,714
PIS and COFINS	67,990	—	985	10,190	(4,158)	4,956	79,963
ICMS	192,544	—	10,823	24,041	(130,605)	7,266	104,069
INSS	8,527	—	—	7,382	(1,498)	725	15,136
Civil litigation	86,792	—	3,317	1,964	(3,428)	2,999	91,644
Labor litigation	18,394	—	—	8,260	(5,300)	1,905	23,259
Other	6,905	—	—	764	(6,414)	91	1,346

Total	563,255	(19,670)	17,313	70,743	(151,593)	30,083	510,131

Current	23,024						39,626
Non current	540,231						470,505

Some of the provisions above involve escrow deposits related to them in the amount of R$ 328,865 in 2011 (R$ 252,009 in 2010).

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

a.	Tax contingencies

More-likely-than-not contingencies – assets and liabilities

Subsidiaries Cia. Ultragaz, Utingás Armazenadora S.A. (“Utingás”), Tequimar and Ultracargo Operações Logísticas e Participações Ltda. (“Ultracargo Participações”) have filed actions with a motion for preliminary injunction seeking full and immediate utilization of the supplementary monetary adjustment based on the Consumer Price Index (IPC)/National Treasury Bonds (BTN) for 1990 (Law 8200/91); the subsidiaries Cia. Ultragaz, Utingás and Tequimar settled the contingencies related to their processes with the benefits of the amnesty, instituted by Law 11941/09 and reclassified the contingencies’ amount to the line of taxes payables in the previous year. Ultracargo Participação maintains a provision of R$ 1,058 in 2011 (R$ 980 in 2010) to cover this contingency.

The Company and some of its subsidiaries have filed actions with a motion for preliminary injunction against the application of the law restricting offset of tax losses (IRPJ) and negative tax bases (CSLL) incurred until 1994 to 30% of the income for the year. As a result of the position of the Federal Supreme Court (STF) and based on the opinion of its legal counsel, a provision was recorded for this contingency in the amount of R$ 6,707 in 2011 (R$ 6,481 in 2010).

Subsidiary IPP has a pending Declaratory Judgment Action challenging the constitutionality of Law No. 9316/96, which has made CSLL nondeductible for the IRPJ calculation basis. The claim was denied in the first and second instances, and the extraordinary appeal presented is halted until the trial of a leading case by the STF. Backed by an order issued in a Provisional Remedy connected to the main action, the subsidiary made a escrow deposit for the amounts challenged and maintains a provision for this contingency in the amount of R$ 18,413 in 2011 (R$ 12,934 in 2010).

The subsidiaries Oxiteno Nordeste and Oxiteno S.A. have a lawsuit for the exclusion of export revenues from the tax base for CSLL. A preliminary injunction was granted to Oxiteno Nordeste and the decision was confirmed by the lower court setence. The subsidiary made escrow deposits of the amounts in discussion, as well as provisioned the corresponding contingency in the amount of R$ 1,076 in 2011 (R$ 982 in 2010); the subsidiary Oxiteno S.A. awaits judgment of an extraordinary appeal against the judgment which denied the requested preliminary injunction, and is still normally paying the CSLL. Althought in August 2010 the STF has positioned itself against the thesis, this decision is effective just between the parties involved in that lawsuit, not affecting directly the subsidiaries lawsuit.

The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia Ultragaz, Tequimar, RPR, Tropical, Empresa Carioca de Produtos Químicos S.A. (“EMCA”) and IPP, filed for a preliminary injunction seeking the deduction of ICMS from the PIS and COFINS tax basis. Oxiteno Nordeste and IPP obtained an injunction and are paying the disputed amounts into escrow deposits, as well as recording the respective provision in the amount of R$ 75,636 in 2011 (R$ 57,302 in 2010); the others subsidiaries did not obtain a preliminary injunction. The trial of these and all claims involving this issue are suspended due to the granting of an injunction in the Declaratory Action of Constitutionality No. 18.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

The Company and its subsidiaries obtained preliminary injunctions to pay PIS and COFINS contributions without the changes introduced by Law 9718/98 in its original version. The ongoing questioning refers to the levy of theses taxes on sources other than revenues. In 2005, the STF decided the question in favor of the taxpayers. Although it has set a precedent, the effect of this decision does not automatically apply to all companies, since they must await judgment of their own legal lawsuits. The Company has subsidiaries whose lawsuits have not yet been decided. If all ongoing lawsuits are finally decided in favor of the subsidiaries, the Company estimates that the total positive effect on income before income tax and social contribution will reach R$ 36,386, net of attorney’s fees.

The Company and its subsidiaries are recording provision for PIS and COFINS calculated on the basis of interest on equity. The total amount accrued is R$ 4,236 in 2011 (R$ 19,216 in 2010).

On October 7, 2005, the subsidiaries Companhia Ultragaz S.A. and Bahiana Distribuidora de Gás Ltda. filed for and obtained a preliminary injunction to offset PIS and COFINS credits on LPG purchases against other taxes administered by the Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court judgment on May 16, 2008. Under the preliminary injunction obtained, the subsidiaries have been making escrow deposits for these debits in the accumulated amount of R$ 242,058 in 2011 (R$ 185,398 in 2010) and have recorded a corresponding liability.

The subsidiary Oxiteno S.A. has a provision of R$ 14,285 in 2011 related to an official notification issued on the grounds of supposed undue credits of ICMS taken on invoices related to the symbolic return of materials sent to subsidiary Oxiteno Nordeste for industrialization.

IPP and its subsidiaries maintain provisions for ICMS-related contingencies mainly in connection with (a) appropriation of a credit related to the difference between the amount that served as a basis for tax withholding and the amount actually charged in the sale to end consumers, which resulted in excess ICMS withholding by refineries: R$ 8,461; (b) tax-deficiency notices for interstate sales of fuels to industrial customers without payment of ICMS due to the interpretation of Article 2 of Supplementary Law No. 87/96: R$ 12,155; (c) collection of ICMS-ST (State VAT Substitution) from distributors on interstate sales to end consumers, since there is no withholding under ICMS Agreements No. 105/92 and No. 112/93: R$ 5,199; (d) collection of ICMS on the common ground of non-payment, since there are several reasons that resulted in the tax assessments and whose rebuttal is not evident: R$ 16,021.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

Possible contingencies

The main tax claims of subsidiary IPP that are considered to pose a possible risk of loss, and based on this position, have not been provided for in the financial statements, relate to ICMS and refer mainly to: (a) requirement of proportionate reversal of ICMS credits in view of the acquisitions of ethanol, since the product was resold at a price below the purchase price because PROÁLCOOL, a Federal Government program to encourage alcohol production determined the anticipation of financial subsidy by the distributors to the mill owners and their subsequently reimbursement by the DNC (current National Oil Agency), R$ 94,357; (b) allegedly undue credit, relating to ICMS tax credits recognized in the subsidiary´s tax books, in relation to which the Tax Authorities understand that there was no proof of origin, R$ 19,313; (c) assessments for alleged lack of tax payment, R$ 25,318; (d) assessment notices issued in Ourinhos/SP in connection with the return of ethanol loans made with tax deferral, R$ 28,733; (e) assessments in the State of Rio de Janeiro demanding the reversal of ICMS credits generated in interstate shipments made under Article 33 of the ICMS Convention 66/88, which allowed the maintenance of credits and was suspended by a preliminary injunction granted by STF, R$ 14,654; (f) disallowance of ICMS credits taken in relation to bills considered invalid, though the understanding of the STJ is in the sense that it is possible to take credit even if there is defect in the document of the seller, provided that the transaction effectivelly took place, R$ 25,761; (g) assessments arising from surplus or shortage of stock, occurred due to differences in temperature or handling of the product in which the Authorities believe that there is input or output without a corresponding issue of invoice, R$ 19,627; (h) assessment notices relating to the disallowance of ICMS credits legitimately appropriated by the company due to alledged non-compliance with formalities required under applicable law R$ 25,277 and; (i) assessments arising from ICMS credits related to inputs of ethanol from certain States that had granted tax benefits to producers of alcohol in alledged disagreement with the law, R$ 20,340.

Subsidiary IPP has assessments invalidating the set-off of IPI credits generated by taxable inputs, whose subsequent outputs were not taxed under the protection of immunity. The non-provisioned amount of this contingency, updated as of December 31, 2011, is R$ 78,508 (R$ 60,053 in 2010). The subsidiary also has lawsuits to guarantee the compensation of overpaid PIS values before the declaration of unconstitutionality of Decrees 2445/88 and 2449/88, and decided to pay off part of these cases within the Law 11941/09 amnesty.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

b.	Civil contingencies

More-likely-than-not contingencies

The Company and its subsidiaries have provisions for the settlement of contract terms with customers and ex-service providers, as well as environmental issues, in the amount of R$ 81,541 in 2011 (R$ 91,644 in 2010).

Possible contingencies

Subsidiary Cia. Ultragaz is part to an administrative proceeding before the CADE (Brazilian Antitrust Authority) based on alleged anticompetitive practices in municipalities of the Triângulo Mineiro region in 2001, in which a fine in the amount of R$ 23,104 was awarded against it. The execution of such administrative decision was suspended by a court order and the credit is being discussed in court. Based on the above elements and on the opinion of its legal advisors, the management of the subsidiary has not recorded a provision for this contingency.

Subsidiary Cia. Ultragaz is the defendant in legal proceedings for damages arising from an explosion in 1996 in a shopping mall located in the City of Osasco, State of São Paulo. Such proceedings involve: (i) individual proceedings brought by victims of the explosion seeking compensation for loss of income and pain and suffering (ii) request for compensation for expenses of the shopping mall administrator and its insurer; and (iii) class action seeking economic and non-economic damages for all victims injured and dead. The subsidiary believes that it produced evidence that the defective gas pipelines in the shopping mall caused the accident, and Ultragaz’s local LPG storage facilities did not contribute to the explosion. Out of the 64 actions decided to date, 63 were favorable, of which 43 are already shelved; only 1 was adverse and the subsidiary was sentenced to pay R$ 17. There is only 1 action yet to be decided. The Company has not recorded a provision for these cases because it believes that the likeliness of realization of this contingency is remote, and also because it has insurance coverage for the full amount in dispute.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

c.	Labor contingencies

More-likely-than-not contingencies

The Company and its subsidiaries have provisions of R$ 45,145 in 2011 (R$ 23,259 in 2010) for labor litigation filed by former employees or employees of service providers requiring payment of employment related matters.

Possible contingencies

In 1990, the Petrochemical Workers’ Union (Sindiquímica), of which the employees of Oxiteno Nordeste and EMCA, companies sited on the Petrochemical Hub of Camaçari are members, filed individual claims against the subsidiaries for the performance of the Section 4 of the Collective Labor Agreement, which provided for salary adjustments in lieu of the salary policies actually implemented. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica for recognition of the loss of effectiveness of such Section 4. The individual claims were denied. The collective dispute is currently awaiting trial by the STF. From the second half of 2010, some companies in the Camaçari Complex signed an agreement with Sindiquímica and reported the fact in the collective dispute. Based on the opinion of its legal advisors, who have reviewed the latest STF decision in the collective dispute and the position of the individual claims involving subsidiaries Oxiteno Nordeste and EMCA, the management of those subsidiaries decided that it was not necessary to record a provision in 2011.

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

Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros in connection with its port facilities in Aratu and Suape, respectively. Such agreements set a minimum value for cargo movement, as shown below:

Port	Minimum moviment in tons per year	Maturity
Aratu	100,000	2016
Aratu	900,000	2022
Suape	250,000	2027
Suape	400,000	2029

If the annual movement is less than the minimum required, then the subsidiary will have to pay the difference between the actual movement and the minimum required by the agreements, using the port rates in effect at the date established for payment. As of December 31, 2011, such charges were R$ 5.79 and R$ 1.38 per ton for Aratu and Suape, respectively. The subsidiary has met the minimum cargo movement requirements since the beginning of the agreements.

Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. setting a minimum value for quarterly consumption of ethylene and establishing conditions for the supply of ethylene until 2021. The minimum purchase commitment and the actual demand accumulated in 2011 and 2010, expressed in tons of ethylene, are shown below. In case of breach of the minimum purchase commitment, the subsidiary agrees to pay a penalty of 40% of the current ethylene price, to the extent of the shortfall. The provision of minimum purchase commitment is under renegotiation with Braskem.

	Minimum purchase commitment				Accumulated demand (actual)
	2011		2010		2011	2010
In tons of ethylene	165,965	(*)	145,555	(*)	166,953	171,521

(*)	Adjusted for operational stoppages carried out by Braskem during the year.

Subsidiary Oxiteno S.A has an ethylene supply agreement with Quattor Participações S.A., maturiting in 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. In case of breach, the subsidiary agrees to pay a penalty of 30% of the current ethylene price, to the extent of the shortfall. The subsidiary has met the minimum purchase required in the agreement.

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

e.	Insurance coverage in subsidiaries

The Company maintains appropriate insurance policies with the objective of covering several risks to which it is exposed, including property insurance against losses caused by fire, lightning, explosion of any kind, gale, aircraft crash, electric damage, and other risks, covering the facilities and other branches of all subsidiaries, except RPR, which maintains its own insurance. The maximum compensation value, including loss of profits, based on the risk analysis of maximum loss possible at a certain site is US$ 1,509 million.

The General Liability Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sale of products and services.

In addition, group life and personal accident, health and national and international transportation and other insurance policies are also maintained.

The coverages and limits of the insurance policies maintained are based on a careful study of risks and losses conducted by independent insurance advisors, and the type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies. The risk assumptions adopted, given their nature, are not part of the scope of an audit of financial statements, and consequently haven’t been audited by our independent accountants.

f.	Operating lease contracts

Subsidiaries Cia. Ultragaz, Serma and Oxiteno S.A. have operating lease contracts for the use of IT equipment.

These contracts have terms of 36 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option.

The future disbursements (installments), assumed under these contracts, total approximately:

	2011	2010
Up to 1 year	989	752
More than 1 year	1,005	400

	1,994	1,152

The total operating lease recognized as expense in 2011 was R$ 1,230 (R$ 686 in 2010).

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

24.	Employee benefits and private pension plan

a.	ULTRAPREV- Associação de Previdência Complementar

The Company and its subsidiaries offer a defined-contribution pension plan to their employees, which is managed by Ultraprev - Associação de Previdência Complementar. Under the plan, the basic contribution of each participating employee is calculated by multiplying a percentage ranging from 0% to 11%, which is annually defined by the participant based on his/her salary. The sponsor companies match the amount of the basic contribution paid by the participant. As the participants retire, they choose to receive monthly either: (i) a percentage, ranging from 0.5% to 1.0%, of the fund accumulated for the participant with Ultraprev; or (ii) a fixed monthly amount that will exhaust the participant´s accumulated fund within a period ranging from 5 to 25 years. Thus, the Company and its subsidiaries do not assume responsibility for guaranteeing amounts and periods of pension benefits. In 2011, the Company and its subsidiaries contributed R$ 14,254 (R$ 13,041 in 2010) to Ultraprev, which amount is recorded as expense in the income statement. The total number of employees participating in the plan as of December 31, 2011 was 7,330 active participants and 60 retired participants. In addition, Ultraprev had 29 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

b.	Post-employment benefits

The Company and its subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and are recorded in the financial statements in accordance with Resolution CVM 600/2009.

	2011	2010

Health plan	43,069	37,828
FGTS Penalty	33,346	33,232
Bonus	12,966	12,038
Life insurance	20,652	21,403

Total	110,033	104,501

Current	13,282	11,339
Non current	96,751	93,162

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

Significant actuarial assumptions adopted include:

Economic Factors

•	Discount rate for the actuarial obligation at present value - 10.13% per annum

•	Average projected salary growth rate - 6.32% per annum

•	Inflation rate (long term) - 4.24% per annum

•	Growth rate of medical services - 8.41% per annum

Demographic factors

•	Mortality Table for the life insurance benefit - CSO-80

•	Mortality Table for other benefits - AT 2000 Basic decreased by 10%

•	Disabled Mortality Table - RRB 1983

•	Disability Table - RRB 1944 modified

25.	Gross revenue

	2011	2010
Gross revenue from sale	49,729,159	43,772,024
Gross revenue from services	447,336	429,002
Sales tax	(1,283,462)	(1,536,649)
Discount and sales return	(222,770)	(178,130)
Other deductions	(8,959)	(4,535)

Net revenue from sales and services	48,661,304	42,481,712

The other deductions shown in the table above refer to deferred revenues (see Notes 14.i and 19).

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

26.	Expenses by nature

The Company opted for disclosing its income statement by function and is presenting below its breakdown by nature:

	2011	2010
Raw materials and materials for use and consumption	44,275,967	38,511,330
Freight and storage	744,053	673,133
Depreciation and amortization	580,076	530,829
Personnel expenses	1,146,443	1,049,639
Advertising and marketing	130,986	104,180
Services provided by third parties	158,511	132,624
Lease of real estate and equipment	63,738	51,282
Other expenses	182,931	193,972

Total	47,282,705	41,246,989

Classified as:
Cost of products and services sold	45,139,601	39,322,888
Selling and marketing	1,349,880	1,164,422
General and administrative	793,224	759,679

Total	47,282,705	41,246,989

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

27.	Income from disposal of assets

Income from disposal of assets is determined as the difference between the selling price and residual book value of the investment, property, plant and equipment or intangible asset disposed of. In 2011, the gain was of R$ 21,390, primarily from disposal of property, plant and equipment. In 2010, the gain was R$ 78,969, including proceeds from the sale of property, plant and equipment; proceeds from the sale of interest in AGT and Petrolog, R$ 11,918; cash received in relation to Maxfácil, R$ 35,000; and the income of the position adjustment in fuel distribution pools, R$ 31,456.

28.	Financial income

	2011	2010
Financial revenues:
Interest on financial investments	271,751	217,866
Interest from customers	46,350	43,724
Other revenues	4,271	5,375

	322,372	266,965

Financial expenses:
Interest on loans	(405,232)	(328,489)
Interest on debentures	(143,117)	(133,428)
Interest on finance leases	(2,148)	(1,195)
Bank charges, IOF, and other charges	(21,304)	(22,655)
Monetary and exchange rate changes	(32,652)	(6,625)
Provisions updating and other expenses (*)	(14,423)	(38,659)

	(618,876)	(531,051)

Financial income (expenses)	(296,504)	(264,086)

(*)	In 2010, includes the effect related to the Company and its subsidiaries’ participation in the amnesty established by Law 11941/09 (see Note 23).

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

29.	Earnings per share

The table below presents a conciliation of numerators and denominators used in computing earnings per share. Earnings per share of 2010, consider the stock split occured in 2011. As mentioned in Note 8.c), the Company has a share compensation plan.

	2011	2010
Basic earnings per share
Net income of the Company	848,764	765,303

Weighted average shares outstanding (in thousands)	533,989	533,989
Basic earnings per share – whole R$	1.59	1.43

	2011	2010
Diluted earnings per share
Net income of the Company	848,764	765,303

Weighted average shares outstanding (in thousands), including stock compensation plan	536,072	535,848
Diluted earnings per share – whole R$	1.58	1.43

	2011	2010
Weighted average shares outstanding (in thousands)
Weighted average shares outstanding for basic per share calculation:	533,989	533,989
Dilution effect Stock compensation plan	2,083	1,859

Weighted average shares outstanding for diluted per share calculation:	536,072	535,848

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

30.	Subsequent event

4th public distribution of debentures

As informed in the March 6, 2012 Material Notice, the Company issued its 4th public distribution of debentures in the amount of R$ 800.000, with par value unit of R$ 1,000 with maturity of 3 years starting from the issuance date. The debentures will have yearly interest payments, amortization in one single tranche at the final maturity date and remuneration corresponding to 108.25% of the accumulated variation of the average of CDI. The proceeds of the issuance were used for the partial redemption of the 3rd issuance of the debentures of Ultrapar, with maturity in December 2012.

Acquisition of specialty chemicals plant

As informed in the April 9, 2012 Market Announcement, Oxiteno acquired a specialty chemicals plant in the United States of America in the total amount of US$15 million, with no debt assumption. Oxiteno will invest approximately US$15 million in capital expenditures to retrofit the plant to its product line of specialty surfactants. The total production capacity will be 32 thousand tons per year and operations are expected to start in 2013.

31.	Financial information for subsidiary guarantors and non-guarantor subsidiaries

Ultrapar (Company) and Oxiteno S.A. (a wholly-owned subsidiary of Ultrapar) are guarantors of LPG Inc. obligation in connection with the issuance of registered notes. The guarantees are full and unconditional and are joint and several. The Company is presenting, pursuant to Rule 3 - 10 of Regulation S-X, condensed consolidating financial statements, according to IFRS, of the guarantors and other Ultrapar subsidiaries, as follow:

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

Consolidated Balance Sheets

as of December 31, 2011

(in millions of Reais)

ASSETS	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno -Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CURRENT ASSETS
Cash and cash equivalents	1.0	178.7	32.3	211.0	1,579.0	—	1,791.0
Financial investments	37.0	52.9	33.4	86.3	793.6	—	916.9
Trade accounts receivable	—	—	167.7	167.7	1,959.0	(100.3)	2,026.4
Inventories	—	—	110.1	110.1	1,204.7	(4.7)	1,310.1
Recoverable taxes	—	48.7	40.0	88.7	389.7	(7.9)	470.5
Dividends receivable	—	73.5	1.6	75.1	0.1	(75.2)	—
Other receivable	—	2.0	0.6	2.6	23.2	(5.4)	20.4
Prepaid expenses	—	—	5.5	5.5	34.7	—	40.2

Total current assets	38.0	355.8	391.2	747.0	5,984.0	(193.5)	6,575.5

NON-CURRENT ASSETS
Financial investments	—	—	—	—	74.4	—	74.4
Trade accounts receivable	—	—	—	—	117.7	—	117.7
Related companies	420.6	779.5	349.4	1,128.9	5.7	(1,545.0)	10.2
Deferred income tax and social contribution	—	0.7	50.9	51.6	459.8	(1.3)	510.1
Recoverable taxes	—	39.9	29.5	69.4	12.0	—	81.4
Escrow deposits	—	0.2	2.8	3.0	466.4	—	469.4
Other receivable	—	—	—	—	1.3	—	1.3
Prepaid expenses	—	—	7.3	7.3	61.9	—	69.2

	420.6	820.3	439.9	1,260.2	1,199.2	(1,546.3)	1,333.7

Investments
Subsidiary and affiliates	—	5,291.1	1,716.1	7,007.2	6.1	(7,000.7)	12.6
Others	—	—	0.4	0.4	2.8	(0.4)	2.8
Property, plant and equipment	—	—	368.0	368.0	3,910.9	—	4,278.9
Intangible assets	—	246.2	13.6	259.8	1,279.4	—	1,539.2

	—	5,537.3	2,098.1	7,635.4	5,199.2	(7,001.1)	5,833.5

Total non-current assets	420.6	6,357.6	2,538.0	8,895.6	6,398.4	(8,547.4)	7,167.2

TOTAL ASSETS	458.6	6,713.4	2,929.2	9,642.6	12,382.4	(8,740.9)	13,742.7

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

Consolidated Balance Sheets

as of December 31, 2011

(in millions of Reais)

LIABILITIES	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno -Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CURRENT LIABILITIES
Loans and debentures	—	1,002.5	252.6	1,255.1	1,151.6	(103.9)	2,302.8
Finance lease	—	—	—	—	2.2	—	2.2
Trade payables	—	—	102.6	102.6	1,042.8	(70.4)	1,075.0
Salaries and related charges	—	0.1	40.8	40.9	227.4	—	268.3
Taxes payable	—	2.4	2.8	5.2	104.5	—	109.7
Dividends payable	—	156.1	26.1	182.2	56.8	(75.2)	163.8
Income and social contribution taxes payable	—	—	—	—	38.6	—	38.6
Post-employment benefits	—	—	—	—	13.3	—	13.3
Provision for assets retirement obligation	—	—	—	—	7.3	—	7.3
Provision for contingencies	—	—	—	—	41.4	—	41.4
Other payable	—	0.2	2.0	2.2	90.6	(37.2)	55.6
Deferred revenues	—	—	—	—	19.7	—	19.7

Total current liabilities	—	1,161.3	426.9	1,588.2	2,796.2	(286.7)	4,097.7

NON-CURRENT
Loans and debentures	466.2	—	261.9	261.9	3,751.3	(1,264.2)	3,215.2
Finance lease	—	—	—	—	41.4	—	41.4
Related companies	—	—	7.9	7.9	179.2	(183.1)	4.0
Deferred income and social contribution taxes	—	—	1.5	1.5	37.8	(1.3)	38.0
Provision for contingencies	—	1.0	19.6	20.6	492.2	—	512.8
Post-employment benefits	—	—	4.0	4.0	92.7	—	96.7
Provision for assets retirement obligation	—	—	—	—	60.3	—	60.3
Other payable	—	—	0.6	0.6	90.0	—	90.6
Deferred revenues	—	—	—	—	8.7	—	8.7

	466.2	1.0	295.5	296.5	4,753.6	(1,448.6)	4,067.7

SHAREHOLDERS’ EQUITY
Share capital	—	3,696.8	1,393.6	5,090.4	3,827.2	(5,220.8)	3,696.8
Capital reserve	—	9.8	—	9.8	34.0	(34.0)	9.8
Revaluation reserve	—	7.0	0.6	7.6	11.0	(11.6)	7.0
Profit reserves	—	1,837.7	816.9	2,654.6	530.4	(1,347.3)	1,837.7
Treasury shares	—	(118.2)	—	(118.2)	—	—	(118.2)
Retained earnings	(7.6)	—	—	—	225.6	(218.0)	—
Additional dividends to the minimum mandatory dividends	—	122.2	—	122.2	184.9	(184.9)	122.2
Valuation adjustment	—	0.2	0.1	0.3	0.2	(0.3)	0.2
Cumulative translation adjustments	—	(4.4)	(4.4)	(8.8)	(4.5)	8.9	(4.4)
Non-controlling interests in subsidiaries	—	—	—	—	23.8	2.4	26.2

TOTAL SHAREHOLDERS’ EQUITY	(7.6)	5,551.1	2,206.8	7,757.9	4,832.6	(7,005.6)	5,577.3

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	458.6	6,713.4	2,929.2	9,642.6	12,382.4	(8,740.9)	13,742.7

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

Consolidated Statements of Income

for the year ended December 31, 2011

(in millions of Reais)

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno -Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
NET REVENUE FROM SALES AND SERVICES	—	—	808.0	808.0	48,121.0	(267.6)	48,661.4
Cost of products and services sold	—	—	(666.7)	(666.7)	(44,724.1)	251.2	(45,139.6)

GROSS INCOME	—	—	141.3	141.3	3,396.9	(16.4)	3,521.8

OPERATING (EXPENSES) REVENUES	(0.5)	0.2	(161.7)	(161.5)	(1,926.6)	18.8	(2,069.8)

Selling and marketing	—	—	(54.8)	(54.8)	(1,297.0)	1.9	(1,349.9)
General and administrative	(0.1)	(1.4)	(107.2)	(108.6)	(694.7)	10.1	(793.3)
Income from disposal of assets	—	—	0.2	0.2	21.2	—	21.4
Other operating income, net	(0.4)	1.6	0.1	1.7	43.9	6.8	52.0

OPERATING INCOME BEFORE FINANCIAL INCOME AND OTHER INCOME	(0.5)	0.2	(20.4)	(20.2)	1,470.3	2.4	1,452.0

Financial income	35.1	161.1	65.2	226.3	281.2	(220.2)	322.4
Financial expenses	(34.9)	(139.6)	(63.3)	(202.9)	(600.1)	219.0	(618.9)
Equity in income of affiliates	—	851.4	116.8	968.2	(1.0)	(967.0)	0.2

INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	(0.3)	873.1	98.3	971.4	1,150.4	(965.8)	1,155.7

INCOME TAX AND SOCIAL CONTRIBUTION	—	(24.3)	10.9	(13.4)	(287.5)	—	(300.9)

Current	—	(24.8)	5.0	(19.8)	(223.4)	—	(243.2)
Deferred charges	—	0.5	5.9	6.4	(92.3)	—	(85.9)
Tax incentives	—	—	—	—	28.2	—	28.2

NET INCOME (LOSS)	(0.3)	848.8	109.2	958.0	862.9	(965.8)	854.8
Income attributable to:
Owners of the parent	(0.3)	848.8	109.2	958.0	856.9	(965.8)	848.8
Non-controlling interests in subsidiaries	—	—	—	—	6.0	—	6.0

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

Consolidated Statements of Cash Flows

for the year ended December 31, 2011

(in millions of Reais)

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno -Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	(0.3)	848.8	109.2	958.0	862.9	(965.8)	854.8
Adjustments to reconcile net income to cash provided by operating activities:
Equity in income of subsidiaries and affiliates	—	(851.4)	(116.8)	(968.2)	1.0	967.0	(0.2)
Depreciation and amortization	—	—	44.8	44.8	535.3	—	580.1
PIS and COFINS credits on depreciation	—	—	2.2	2.2	7.9	—	10.1
Expense with tanks removed	—	—	—	—	(3.0)	—	(3.0)
Interest, monetary and exchange rate changes	37.7	30.6	25.5	56.1	898.1	(255.9)	736.0
Deferred income and social contribution taxes	—	(0.5)	(5.9)	(6.4)	92.3	—	85.9
Income from disposal of assets	—	—	(0.2)	(0.2)	(21.2)	—	(21.4)
Others	—	—	0.7	0.7	1.8	—	2.5
Dividends received from subsidiaries	—	335.4	83.8	419.2	—	(419.2)	—
(Increase) decrease in current assets:
Trade accounts receivables	—	—	(17.7)	(17.7)	(321.0)	35.6	(303.1)
Inventories	—	—	(22.6)	(22.6)	(147.5)	5.8	(164.3)
Recoverable taxes	—	21.2	(4.7)	16.5	(130.9)	(0.7)	(115.1)
Other receivables	—	(1.2)	0.5	(0.7)	(4.0)	3.1	(1.6)
Prepaid expenses	—	—	(1.6)	(1.6)	(3.4)	—	(5.0)
Increase (decrease) in current liabilities:
Trade payables	(9.0)	(0.1)	30.6	30.5	158.5	(24.4)	155.6
Salaries and related charges	—	—	4.1	4.1	34.5	—	38.6
Taxes payable	—	2.3	0.6	2.9	(51.2)	—	(48.3)
Income and social contribution taxes	—	—	(0.7)	(0.7)	94.0	—	93.3
Other payables	—	—	0.9	0.9	51.1	(15.6)	36.4
(Increase) decrease in non-current assets:
Trade accounts receivables	—	—	—	—	(21.1)	—	(21.1)
Recoverable taxes	—	(30.9)	(4.4)	(35.3)	8.9	—	(26.4)
Escrow deposits	—	—	(0.1)	(0.1)	(88.5)	—	(88.6)
Other receivables	—	—	—	—	(0.6)	—	(0.6)
Prepaid expenses	—	—	(3.5)	(3.5)	(25.1)	—	(28.6)
Increase (decrease) in non-current liabilities:
Provision for contingencies	—	(2.2)	(3.0)	(5.2)	46.9	—	41.7
Other payables	—	—	0.8	0.8	33.1	—	33.9
Income and social contribution taxes paid	—	—	—	—	(131.5)	—	(131.5)

Net cash (used in) provided by operating activities	28.4	352.0	122.5	474.5	1,877.3	(670.1)	1,710.1

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

Consolidated Statements of Cash Flows

for the year ended December 31, 2011

(in millions of Reais)

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno -Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM INVESTING ACTIVITIES
Financial investments, net of redemptions	(34.5)	(40.1)	(33.4)	(73.5)	(305.4)	—	(413.4)
Disposal (acquisition) of investments, net	—	—	—	—	(76.4)	—	(76.4)
Cash of acquired subsidiaries (sold)	—	—	—	—	2.1	—	2.1
Acquisition of property, plant and equipment	—	—	(15.2)	(15.2)	(690.4)	—	(705.6)
Acquisition of intangible assets	—	—	(4.6)	(4.6)	(361.2)	—	(365.8)
Capital contributions to subsidiaries	—	(320.0)	(230.0)	(550.0)	—	550.0	—
Capital reduction of subsidiaries	—	500.0	—	500.0	—	(500.0)	—
Proceed from disposal of assets	—	—	1.0	1.0	100.2	—	101.2

Net cash (used in) provided by investing activities	(34.5)	139.9	(282.2)	(142.3)	(1,331.1)	50.0	(1,457.9)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans and debentures
Borrowings	—	—	103.4	103.4	872.2	—	975.6
Amortization	—	(200.0)	(260.3)	(460.3)	(798.6)	32.4	(1,226.5)
Interest paid	(31.1)	(134.2)	(67.9)	(202.1)	(327.3)	212.4	(348.1)
Payment of financial lease	—	—	—	—	(7.0)	—	(7.0)
Dividends paid	—	(501.8)	(14.2)	(516.0)	(405.2)	419.2	(502.0)
Capital contributions to subsidiaries	—	—	320.0	320.0	230.0	(550.0)	—
Reduction in minority interest	—	—	—	—	(500.0)	500.0	—
Acquisition of non-controlling interests	—	—	—	—	(0.1)	—	(0.1)
Sale of treasury shares to subsidiaries	—	3.8	—	3.8	(3.8)	—	—
Related companies	38.0	111.3	48.8	160.1	(200.4)	6.1	3.8

Net cash provided by (used in) financing activities	6.9	(720.9)	129.8	(591.1)	(1,140.2)	620.1	(1,104.3)

Effect of changes in exchange rates on cash and cash equivalents in foreign currency	—	—	—	—	0.7	—	0.7
Increase (decrease) in cash and cash equivalents	0.8	(229.0)	(29.9)	(258.9)	(593.3)	—	(851.4)
Cash and cash equivalents at the beginning of the year	0.2	407.7	62.2	469.9	2,172.3	—	2,642.4

Cash and cash equivalents at the end of the year	1.0	178.7	32.3	211.0	1,579.0	—	1,791.0

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the consolidated financial statements

(In thousands of Reais, unless otherwise stated)

Consolidated Statements of Income

for the year ended December 31, 2010

(in millions of Reais)

	LPG Issuer	Ultrapar -Parent Company Guarantor	Oxiteno -Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
NET REVENUE FROM SALES AND SERVICES	—	—	754.4	754.4	41,984.7	(257.4)	42,481.7
Cost of products and services sold			(624.1)	(624.1)	(38,944.9)	246.1	(39,322.9)

GROSS INCOME	—	—	130.3	130.3	3,039.8	(11.3)	3,158.8

OPERATING (EXPENSES) REVENUES	(15.9)	0.9	(168.6)	(167.7)	(1,666.2)	15.5	(1,834.3)

Selling and marketing	—	—	(46.0)	(46.0)	(1,121.9)	3.5	(1,164.4)
General and administrative	0.1	(0.8)	(100.4)	(101.2)	(664.1)	5.5	(759.7)
Income from disposal of assets	—	—	(22.7)	(22.7)	101.7	—	79.0
Other operating income, net	(16.0)	1.7	0.5	2.2	18.1	6.5	10.8

OPERATING INCOME BEFORE FINANCIAL INCOME AND OTHER INCOME	(15.9)	0.9	(38.3)	(37.4)	1,373.6	4.2	1,324.5

Financial income	32.6	146.8	56.4	203.2	199.3	(168.1)	267.0
Financial expenses	(31.2)	(133.6)	(62.9)	(196.5)	(471.5)	168.1	(531.1)
Equity in income of affiliates	—	755.5	99.9	855.4	—	(855.4)	—

INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	(14.5)	769.6	55.1	824.7	1,101.4	(851.2)	1,060.4

INCOME TAX AND SOCIAL CONTRIBUTION	—	(4.4)	4.6	0.2	(295.4)	—	(295.2)

Current		(4.4)	0.9	(3.5)	(167.9)	(19.8)	(191.2)
Deferred charges		—	3.7	3.7	(138.4)	—	(134.7)
Tax incentives				—	10.9	19.8	30.7

NET INCOME (LOSS)	(14.5)	765.2	59.7	824.9	806.0	(851.2)	765.2
Income attributable to:
Owners of the parent	(14.5)	765.2	59.7	824.9	806.1	(851.2)	765.3
Non-controlling interests in subsidiaries	—	—	—	—	(0.1)	—	(0.1)

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