Form 20-F
period 2012-12-31
ULTRAPAR HOLDINGS INC
filed 2013-04-30
CIK 1094972

As filed with the Securities and Exchange Commission on April 30, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

The number of outstanding shares of each class as of December 31, 2012.

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

INTRODUCTION

Ultrapar is a Brazilian company with 75 years of history, with leading positions in the markets in which it operates: fuel distribution through Ultragaz and Ipiranga, production of specialty chemicals through Oxiteno and liquid bulk storage services through Ultracargo. Ultragaz is the leader in liquid petroleum gas distribution in Brazil with a 24% market share in 2012 and one of the largest independent liquid petroleum gas distributors in the world in terms of volume sold. We deliver liquid petroleum gas to an estimated 11 million households using our own vehicle fleet and our network of approximately 4,700 independent retailers in the bottled segment and to approximately 44 thousand customers in the bulk segment. Ipiranga is the second largest fuel distributor in Brazil, with a network of 6,460 service stations and a 22% market share in 2012. Oxiteno is one of the largest producers of ethylene oxide and its main derivatives in Latin America, a major producer of specialty chemicals and the sole producer of fatty-alcohols and related by-products in Latin America. Oxiteno has eleven industrial units in Brazil, Mexico, the United States, Uruguay and Venezuela and commercial offices in Argentina, Belgium, China and Colombia. Ultracargo is the largest provider of storage for liquid bulk in Brazil, with eight terminals and a storage capacity of 765 thousand cubic meters as of December 31, 2012.

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

•	“AGT” are to AGT Armazéns Gerais e Transporte Ltda.;

•	“am/pm” are to Ipiranga’s convenience stores franchise network that operate under the brand am/pm, managed by am/pm Comestíveis Ltda. and Conveniência Ipiranga Norte Ltda.;

•	“American Chemical” are to American Chemical I.C.S.A., a company that was acquired by Oxiteno in November 2012;

•	“ANFAVEA” are to Associação Nacional dos Fabricantes de Veículos Automotores, the Brazilian Association of Vehicle Producers;

•	“ANP” are to the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis, the Brazilian oil, natural gas and biofuels regulatory agency;

•	“Arch Andina” are to Arch Química Andina, C.A., a company that was acquired by Oxiteno in September 2007;

•	“Aqces” are to Aqces Logística Internacional Ltda.;

•	“BM&FBOVESPA” are to the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros, the São Paulo Stock Exchange;

•	“Braskem” are to Braskem S.A. and Quattor Participações S.A. (“Quattor”), currently Braskem Qpar S.A., acquired by Braskem in April, 2010;

•

“Brazilian Corporate Law” are to Law No. 6,404 enacted in December 1976, as amended by Law No. 9,457 enacted in May 1997, by Law No. 10,303 enacted in October 2001, by Law No. 11,638 enacted in December 2007, by Law No. 11,941/09 enacted in May 2009, and by Law No. 12,431 enacted in June 2011;

•	“Brazilian government” are to the federal government of the Federative Republic of Brazil;

•	“Canamex” are to the chemical business formerly owned by the Berci Group, a company that was acquired by Oxiteno in December 2003;

•	“CBPI” are to Companhia Brasileira de Petróleo Ipiranga, a company that was merged into IPP in November 2009;

•	“CBL” are to Chevron Brasil Ltda. (currently IPP), a former subsidiary of Chevron that, together with Galena, held Texaco;

•	“CDI” are to the Brazilian money market interest rate (Certificados de Depósito Interbancário);

•	“Central Bank” are to the Banco Central do Brasil, the Brazilian central bank;

•	“Chevron” are to Chevron Latin America Marketing LLC and Chevron Amazonas LLC;

•	“ConectCar” are to ConectCar Soluções de Mobilidade Eletrônica S.A., a company constituted with Odebrecht TransPort Participações in November 2012;

•

“Conversion” are to the conversion of all preferred shares issued by the company into common shares, at a ratio of 1 (one) preferred share for 1 (one) common share, as approved at the extraordinary general shareholders’ meeting and the special preferred shareholders’ meeting, both held on June 28, 2011;

•	“CVM” are to Comissão de Valores Mobiliários, the Brazilian securities authority;

•	“Deposit Agreement” are to the Deposit Agreement between Ultrapar Participações S.A. and the Bank of New York Mellon, dated September 16, 1999, and all subsequent amendments thereto;

•	“DNP” are to Distribuidora Nacional de Petróleo Ltda., a company that was acquired by Ipiranga in October 2010;

•	“DPPI” are to Distribuidora de Produtos de Petróleo Ipiranga S.A., a company that was merged into CBPI in December 2008;

•	“EMCA” are to Empresa Carioca de Produtos Químicos S.A.;

•	“Galena” are to Sociedade Anônima de Óleo Galena Signal, a former subsidiary of Chevron that, together with CBL, held Texaco;

•	“IFRS” are to International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IASB”);

•	“Ipiranga” are to Ultrapar’s subsidiaries that operate in the fuel distribution business and related activities;

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

•	“IPP” are to Ipiranga Produtos de Petróleo S.A., formerly CBL;

•	“Key Shareholders” are to Ipiranga Group’s former controlling shareholders prior to the closing of the Ipiranga Group SPA;

•	“Latin America” are to countries in America other than the United States and Canada;

•	“LPG” are to liquefied petroleum gas;

•	“LPG International” are to LPG International Inc.;

•	“Maxfácil” are to Maxfácil Participações S.A.;

•

“New Ultra S.A. Shareholders’ Agreement” has the meaning given in “Item 4.A. Information on the Company — History and Development of the Company”, “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders” and “Item 10. Additional Information — Material Contracts”;

•	“NYSE” are to the New York Stock Exchange;

•	“Northern Distribution Business” are to former CBPI’s fuel and lubricant distribution businesses located in the North, Northeast and Midwest regions of Brazil;

•	“Novo Mercado” are to Novo Mercado listing segment of BM&FBOVESPA;

•	“Oleoquímica” are to Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.;

•	“Oxiteno Andina” are to the business of Oxiteno carried out in Venezuela;

•	“Oxiteno Mexico” are to the business of Oxiteno carried out in Mexico;

•	“Oxiteno Nordeste” are to Oxiteno Nordeste S.A. Indústria e Comércio;

•	“Oxiteno Overseas” are to Oxiteno Overseas Co.;

•	“Oxiteno USA” are to Oxiteno USA LLC, the business of Oxiteno carried out in the United States;

•

“Oxiteno” are to Oxiteno S.A. – Indústria e Comércio, our wholly owned subsidiary and its subsidiaries that produce ethylene oxide and its principal derivatives, fatty alcohols and other specialty chemicals;

•	“Petrobras” are to Petrobras – Petróleo Brasileiro S.A.;

•	“Petrochemical Business” are to IQ, IPQ and IPQ’s stake in Copesul;

•	“Petrolog” are to Petrolog Serviços e Armazéns Gerais Ltda.;

•	“PFIC” are to Passive Foreign Investment Company;

•	“Real”, “Reais” or “R$” are to Brazilian Reais, the official currency of Brazil;

•	“Repsol” are to Repsol Gás Brasil S.A., a company that was acquired by Ultragaz in October 2011;

•	“RPR” are to Refinaria de Petróleo Riograndense S.A. (formerly Refinaria de Petróleo Ipiranga S.A.), a company engaged in oil refining;

•	“SBP” are to Sociedade Brasileira de Participações Ltda., a company that was merged into IPP in August 2009;

•	“SEC” are to the U.S. Securities and Exchange Commission;

•	“Securities Act” are to the U.S. Securities Act of 1933, as amended;

•	“Serma” are to Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos, our wholly owned company, responsible for providing IT services to Ultrapar;

•	“Share Exchange” are to the exchanges of RPR’s, DPPI’s and CBPI’s preferred shares and any remaining common shares for Ultrapar’s preferred shares in connection with the acquisition of Ipiranga Group;

•	“Sindigás” are to the Brazilian Association of LPG Distributors;

•	“Sindicom” are to the Brazilian Association of Fuel Distributors;

•	“Southern Distribution Business” are to Ipiranga Group’s fuel and lubricant distribution businesses located in the South and Southeast regions of Brazil and their related activities;

•	“STF” are to Supremo Tribunal Federal, the Brazilian Supreme Federal Court;

•	“Temmar” are to Terminal Marítimo do Maranhão S.A., a company that was acquired by Ultracargo in August 2012;

•	“Tequimar” are to Terminal Químico de Aratu S.A., Ultrapar’s subsidiary that operates in the liquid bulk storage segment;

•	“Texaco” are to the Texaco-branded fuels marketing business in Brazil, previously carried-out by CBL and Galena, companies that were acquired by Ipiranga in March 2009;

•	“Tropical” are to Tropical Transportes Ipiranga Ltda.;

•	“TRR” are to Retail Wholesale Resellers, specialized resellers in the fuel distribution;

•

“Ultra S.A.” are to Ultra S.A. Participações, a holding company owned by members of the founding family and senior management of Ultrapar. Ultra S.A. is the largest shareholder of Ultrapar, holding 24% of its total capital stock. Prior to the Conversion, Ultra S.A. owned 66% of the voting capital of Ultrapar;

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

PRESENTATION OF FINANCIAL INFORMATION

Our audited consolidated financial statements included in Item 18 were prepared in accordance with IFRS and include our consolidated balance sheets as of December 31, 2012 and 2011, and statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2012, 2011 and 2010, as well as notes thereto.

The company first adopted IFRS for the consolidated financial statements for the year ended December 31, 2010. The transition date chosen by the company for the application of IFRS was January 1, 2009, the date on which the company prepared its opening balance sheet in accordance with IFRS. As permitted by the applicable rules to first-time adopters of IFRS, we have not included in the selected financial data in this annual report our consolidated balance sheets and statements of income as of and for the year ended December 31, 2008. The financial information presented in this annual report should be read in conjunction with our consolidated financial statements.

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

On April 19, 2013 the exchange rate for Reais into U.S. dollars was R$2.009 to US$1.00, based on the commercial selling rate as reported by the Central Bank. The commercial selling rate was R$2.044 to US$1.00 on December 31, 2012, and R$1.876 to US$1.00 on December 31, 2011. The Real/dollar exchange rate fluctuates widely, and the current commercial selling rate may not be indicative of future exchange rates. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates” for information regarding exchange rates for the Brazilian currency. Solely for the convenience of the reader, we have translated some amounts included in “Item 3.A. Key Information — Selected Consolidated Financial Information” and elsewhere in this annual report from Reais into U.S. dollars using the commercial selling rate as reported by the Central Bank at December 31, 2012 of R$2.044 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. Such translations should not be construed as representations that the Real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

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

Market share and economic information

All market share information, unless otherwise specified, related to (i) the LPG business was obtained from Sindigás and ANP, (ii) the fuel distribution business was obtained from Sindicom and ANP, and (iii) the liquid bulk storage industry was obtained from ABTL. Unless otherwise specified, all macroeconomic data are obtained from the Instituto Brasileiro de Geografia e Estatística—IBGE, Fundação Getulio Vargas—FGV and the Central Bank. Although we do not have any reason to believe any of this information is inaccurate in any material respect, we have not independently verified any such information.

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

A. Selected Consolidated Financial Data

We have selected the following consolidated financial data from our audited consolidated financial statements, for the periods indicated. You should read our selected consolidated financial data in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included in this annual report. Our consolidated financial statements are prepared in Reais in accordance with IFRS. The consolidated balance sheet information as of December 31, 2012 and 2011, and the consolidated statements of income, statements of comprehensive income, cash flows and changes in shareholders’ equity for the years ended December 31, 2012, 2011 and 2010 are derived from our audited consolidated financial statements included in this annual report. The following table presents our selected financial information in accordance with IFRS at the dates and for each of the periods indicated.

	Year Ended December 31,
	IFRS
	2012(1)	2012	2011	2010	2009
	(in millions, except per share data)
Income Statements:	US$	R$	R$	R$	R$
Net revenue from sales and services	26,385.8	53,919.4	48,661.3	42,481.7	36,097.1
Cost of products and services sold	(24,368.6)	(49,797.2)	(45,139.6)	(39,322.9)	(33,443.6)

Gross profit	2,017.2	4,122.2	3,521.7	3,158.8	2,653.5
Operating income (expenses)
Selling and marketing	(773.9)	(1,581.5)	(1,349.9)	(1,164.4)	(1,020.3)
General and administrative	(447.0)	(913.4)	(793.2)	(759.7)	(751.4)
Income from disposal of assets	1.8	3.7	21.4	79.0	18.9
Other operating income, net	38.1	77.9	52.0	10.8	19.3
Operating income before financial income (expenses) and share of profit of associates	836.2	1,708.9	1,452.0	1,324.5	920.0
Financial income	106.7	218.1	322.4	267.0	176.2
Financial expenses	(235.2)	(480.6)	(618.9)	(531.1)	(467.7)
Share of profit of associates	0.1	0.2	0.2	0.0	0.2

Income before income and social contribution taxes	707.8	1,446.6	1,155.7	1,060.4	628.8
Income and social contribution taxes
Current	(178.6)	(365.0)	(243.2)	(191.2)	(182.2)
Deferred	(52.5)	(107.2)	(85.9)	(134.7)	(26.4)
Taxes incentives — SUDENE	21.3	43.4	28.2	30.7	20.6

	(209.8)	(428.8)	(300.9)	(295.2)	(188.0)

Net income for the year	498.0	1,017.9	854.8	765.2	440.7
Net income for the year attributable to:

Shareholders of the company	494.6	1,011.0	848.8	765.3	437.1

Non-controlling interests in subsidiaries	3.4	6.9	6.0	(0.1)	3.6

Earnings per share(2)
Basic	0.93	1.89	1.59	1.43	0.82

Diluted	0.93	1.89	1.58	1.43	0.82

Dividends per common shares(3)	0.57	1.17	0.98	0.80	0.52

Other financial data
Cash flows from operating activities(4)	1,198.9	2,449.9	1,710.1	1,508.2	1,742.1
Cash flows from investing activities(4)	(769.1)	(1,571.7)	(1,457.9)	(903.6)	(1,609.0)
Cash flows from financing activities(4)	(302.7)	(618.6)	(1,104.4)	153.6	484.5
Depreciation and amortization(5)	340.8	696.3	580.1	530.8	529.3
EBITDA(6)	1,177.1	2,405.4	2,032.3	1,855.3	1,449.6
Net cash (debt)(7)	(1,505.7)	(3,077.0)	(2,779.3)	(2,175.7)	(2,131.8)
Number of common shares (in thousands)(8)	544,384.0	544,384.0	544,384.0	197,719.6	197,719.6
Number of preferred shares (in thousands)(8)	—	—	—	346,664.4	346,664.4

(1)	The figures in Reais for December 31, 2012 have been converted into dollars using the exchange rate of US$1.00 = R$2.044, which is the commercial rate reported by the Central Bank on this date. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this annual report as a statement that the amounts in Reais currently represent such values in U.S. dollars. Additionally, you should not interpret such conversions as statements that the amounts in Reais have been, could have been or could be converted into U.S. dollars at this or any other foreign exchange rates. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates.”
(2)	Earnings per share are calculated based on the net income attributable to Ultrapar’s shareholders and the weighted average shares outstanding during each of the years presented. Earnings per share have been retroactively adjusted for the 1:4 stock split approved in the extraordinary general shareholders’ meeting held on February 10, 2011 described under “Item 4.A. Information on the Company — History and Development of the Company.”
(3)	See “Item 8.A. Financial Information — Consolidated Statements and Other Financial Information — Dividends and Distribution Policy” for information regarding declaration and payment of dividends. Dividends per share were retroactively adjusted for the 1:4 stock split approved in the extraordinary general shareholders’ meeting held on February 10, 2011 described under “Item 4.A. Information on the Company — History and Development of the Company.”
(4)	Cash flows information has been derived from our consolidated financial statements prepared in accordance with IFRS. See our consolidated financial statements.
(5)	Represents depreciation and amortization expenses included in cost of products and services sold and in selling, marketing, general and administrative expenses.

(6)	EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) presented in this document represents the net income before (i) income and social contribution taxes, (ii) net financial expense (income) and (iii) depreciation and amortization, presented in accordance with CVM Instruction 527/12. The purpose of including EBITDA information is to provide a measure used by the management for internal assessment of our operating results, and because a portion of our employee profit sharing plan is linked directly or indirectly to EBITDA performance. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. We also calculate EBITDA in connection with covenants related to some of our financing, as described in Note 14 to our consolidated financial statements. We believe EBITDA allows a better understanding not only of our financial performance but also of our capacity of meeting the payment of interest and principal from our debt and of obtaining resources for our investments and working capital. Our definition of EBITDA may differ from, and, therefore, may not be comparable with similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because EBITDA excludes net financial expense (income), income and social contribution taxes and depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income and social contribution taxes, depreciation and amortization. EBITDA is not a measure of financial performance under accounting practices adopted in Brazil or IFRS, and it should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expense (income) and income and social contribution taxes, depreciation and amortization. The tables below provide a reconciliation of net income to EBITDA of Ultrapar and a reconciliation of operating income to EBITDA of Ultrapar, Ultragaz, Ipiranga, Oxiteno and Ultracargo for the years ended December 31, 2012, 2011, 2010 and 2009:

	Ultrapar
	Reconciliation of net income to EBITDA
	Year ended December 31
	2012	2011	2010	2009
	(in millions of Reais)
Net income for the year	1,017.9	854.8	765.2	440.7
Income and social contribution taxes	428.8	300.9	295.2	188.0
Net financial expense (income)	262.5	296.5	264.1	291.5
Depreciation and amortization	696.3	580.1	530.8	529.3

EBITDA	2,405.4	2,032.3	1,855.3	1,449.6

	Ultrapar
	Reconciliation of operating income to EBITDA
	Year ended December 31
	2012	2011	2010	2009
	(in millions of Reais)
Operating income	1,708.9	1,452.0	1,324.5	920.0
Depreciation and amortization	696.3	580.1	530.8	529.3
Share of profit of associates	0.2	0.2	0.0	0.2

EBITDA	2,405.4	2,032.3	1,855.3	1,449.6

	Ultragaz
	Reconciliation of operating income to EBITDA
	Year ended December 31
	2012	2011	2010	2009
	(in millions of Reais)
Operating income	111.8	162.7	181.2	171.3
Depreciation and amortization	131.4	117.5	118.8	113.6
Share of profit of associates	0.0	0.0	(0.0)	0.0

EBITDA	243.2	280.1	300.0	284.9

	Oxiteno
	Reconciliation of operating income to EBITDA
	Year ended December 31
	2012	2011	2010	2009
	(in millions of Reais)
Operating income	226.6	154.8	114.1	68.5
Depreciation and amortization	123.1	106.3	104.1	102.6
Share of profit of associates	(0.1)	0.0	(0.0)	0.3

EBITDA	349.6	261.1	218.3	171.4

	Ultracargo
	Reconciliation of operating income to EBITDA
	Year ended December 31
	2012	2011	2010	2009
	(in millions of Reais)
Operating income	106.1	88.9	115.8	58.2
Depreciation and amortization	38.9	29.3	28.9	52.8
Share of profit of associates	—	(0.0)	—	(0.0)

EBITDA	144.9	118.2	144.7	111.1

	Ipiranga
	Reconciliation of operating income to EBITDA
	Year ended December 31
	2012	2011	2010	2009
	(in millions of Reais)
Operating income	1,249.0	1,037.1	879.5	586.6
Depreciation and amortization	390.7	316.2	269.1	251.4
Share of profit of associates	0.3	0.2	0.0	(0.0)

EBITDA	1,640.1	1,353.5	1,148.6	837.9

The reconciliation of EBITDA to cash flows from operating activities for the years ending December 31, 2012, 2011, 2010 and 2009 is presented in the table below.

	2012	2011	2010	2009
	(in millions of Reais)
Net income for the year	1,017.9	854.8	765.2	440.7
Adjustments to reconcile net income to EBITDA:
Depreciation and amortization	696.3	580.1	530.8	529.3
Net financial expense (income)	262.5	296.5	264.1	291.5
Income and social contribution taxes	428.8	300.9	295.2	188.0

EBITDA	2,405.4	2,032.3	1,855.3	1,449.6

Adjustments to reconcile EBITDA to cash provided by operating activities:
Financial result that affected the cash flow from operating activities	351.4	439.5	150.5	(180.8)
Current income and social contribution taxes	(365.0)	(243.2)	(191.2)	(182.2)
Tax incentives (income and social contribution taxes)	43.4	28.2	30.7	20.6
PIS and COFINS credits on depreciation	11.7	10.2	9.6	10.2
Assets retirement expense	(2.5)	(3.0)	(5.8)	(3.3)
Others	(1.5)	(19.0)	(78.1)	(17.6)
(Increase) decrease in current assets
Trade receivables	(245.1)	(303.1)	(94.7)	92.0
Inventories	46.0	(164.3)	(131.3)	380.9
Recoverable taxes	(5.8)	(115.1)	(34.3)	52.0
Other receivables	1.3	(1.6)	16.9	69.7
Prepaid expenses	(10.5)	(5.0)	(8.3)	8.4
Increase (decrease) in current liabilities
Trade payables	204.5	155.6	21.1	47.4
Salaries and related charges	(17.5)	38.6	54.4	(2.7)
Taxes payable	(2.8)	(48.3)	36.5	19.6
Income and social contribution taxes	205.8	93.3	94.8	42.6
Post-employment benefits	(1.7)	1.9	(0.6)	3.2
Provision for tax, civil and labor risks	8.7	1.7	16.6	(9.5)
Other payables	(10.8)	27.6	(19.9)	(7.3)
Deferred revenue	(1.7)	5.2	2.8	10.2
(Increase) decrease in non-current assets
Trade receivables	(19.6)	(21.0)	(11.2)	(23.4)
Recoverable taxes	32.3	(26.4)	(1.0)	(8.5)
Escrow deposits	(64.6)	(88.6)	(72.3)	(44.2)
Other receivables	(9.6)	(0.6)	0.8	1.8
Prepaid expenses	1.6	(28.6)	6.7	(10.9)
Increase (decrease) in non-current liabilities
Provision for tax, civil and labor risks	38.7	41.7	(107.3)	60.7
Post-employment benefits	23.9	3.6	3.1	(2.0)
Other payables	1.7	27.5	24.1	8.6
Deferred revenue	1.1	2.8	0.6	(1.6)
Income and social contribution taxes paid	(169.1)	(131.5)	(60.5)	(41.3)

Net cash provided by operating activities	2,449.9	1,710.1	1,508.2	1,742.1

(7)	Net cash (debt) is included in this document in order to provide the reader with information relating to our overall indebtedness and financial position. Net cash (debt) is not a measure of financial performance or liquidity under IFRS. In managing our businesses we rely on net cash (debt) as a means of assessing our financial condition. We believe that this type of measurement is useful for comparing our financial condition from period to period and making related management decisions. Net cash (debt) is also used in connection with covenants related to some of our financings. The table below provides a reconciliation of our consolidated balance sheet data to the net cash (debt) positions shown in the table, as of December 31, 2012, 2011, 2010 and 2009:

	Ultrapar
	Reconciliation of consolidated balance sheet to net cash (debt)
	Year ended December 31
	IFRS
	2012	2011	2010	2009
	(in millions of Reais)
Cash and cash equivalents	2,050.1	1,791.0	2,642.4	1,887.5
Current financial investments	962.1	916.9	558.2	440.3
Non-current financial investments	149.5	74.4	19.8	7.2
Current loans and finance leases	(1,575.4)	(1,302.5)	(817.8)	(1,142.8)
Current debentures	(65.7)	(1,002.5)	(2.7)	(1.4)
Non-current loans and finance leases	(3,194.0)	(3,237.5)	(3,382.1)	(2,136.0)
Non-current debentures	(1,403.6)	(19.1)	(1,193.4)	(1,186.5)

Net cash (debt) position	(3,077.0)	(2,779.3)	(2,175.7)	(2,131.8)

(8)	The number of shares corresponds to the totality of shares issued by the company, including those held in treasury. The number of shares for all periods presented was retroactively adjusted for the 1:4 stock split approved in the extraordinary general shareholders’ meeting held on February 10, 2011 described under “Item 4.A. Information on the Company — History and Development of the Company.”

	Year Ended December 31,
	IFRS
	2012(1)	2012	2011	2010	2009
Consolidated Balance Sheet Data:	US$	R$	R$	R$	R$
Current assets
Cash and cash equivalents	1,003.2	2,050.1	1,791.0	2,642.4	1,887.5
Financial investments	470.8	962.1	916.9	558.2	440.3
Trade receivables	1,128.8	2,306.8	2,026.4	1,715.7	1,618.3
Inventories	636.1	1,299.8	1,310.1	1,133.5	942.2
Recoverable taxes	236.5	483.2	470.5	354.3	320.2
Other receivables	10.1	20.5	20.3	18.1	35.3
Prepaid expenses	26.4	54.0	40.2	35.1	26.0

Total current assets	3,511.9	7,176.6	6,575.5	6,457.4	5,269.7

Non-current assets
Financial investments	73.2	149.5	74.4	19.8	7.2
Trade receivables	67.2	137.4	117.7	96.7	86.4
Related parties	5.3	10.9	10.1	10.1	7.6
Deferred income and social contribution taxes	227.6	465.2	510.1	564.4	697.9
Recoverable taxes	24.0	49.1	81.4	54.8	53.2
Escrow deposits	261.3	534.0	469.4	380.7	308.5
Other receivables	5.4	10.9	1.3	0.7	1.5
Prepaid expenses	39.6	80.9	69.2	40.6	47.7

	703.6	1,437.8	1,333.7	1,167.8	1,210.0

Investments
In associates	6.2	12.7	12.6	12.5	12.5
Other	1.4	2.8	2.8	2.8	2.3
Property, plants and equipment	2,300.7	4,701.4	4,278.9	4,003.7	3,784.5
Intangible assets	963.4	1,968.6	1,539.2	1,345.6	1,203.7

	3,271.7	6,685.5	5,833.5	5,364.6	5,002.9

Total non-current assets	3,975.3	8,123.4	7,167.2	6,532.4	6,212.9

TOTAL ASSETS	7,487.2	15,299.9	13,742.7	12,989.8	11,482.6

	Year Ended December 31,
	IFRS
	2012(1)	2012	2011	2010	2009
Consolidated Balance Sheet Data:	US$	R$	R$	R$	R$
Current liabilities
Loans	770.0	1,573.5	1,300.3	813.5	1,132.1
Debentures	32.1	65.7	1,002.5	2.7	1.4
Finance leases	1.0	2.0	2.2	4.3	10.7
Trade payables	642.2	1,312.3	1,075.1	941.2	891.9
Salaries and related charges	124.6	254.6	268.3	228.2	176.5
Taxes payable	52.8	107.8	109.7	157.9	121.5
Dividends payable	108.8	222.4	163.8	192.5	113.9
Income and social contribution taxes payable	36.9	75.4	38.6	76.8	19.0
Post-employment benefits	5.7	11.6	13.3	11.3	12.0
Provision for assets retirement obligation	1.8	3.7	7.3	5.6	3.8
Provision for tax, civil and labor risks	24.5	50.1	41.3	39.6	23.0
Other payables	25.9	52.5	55.6	29.7	48.7
Deferred revenues	8.8	18.1	19.7	14.6	11.8

Total current liabilities	1,835.1	3,749.5	4,097.8	2,517.9	2,566.2

Non-current liabilities
Loans	1,543.0	3,153.1	3,196.1	3,380.9	2,131.4
Debentures	686.8	1,403.6	19.1	1,193.4	1,186.5
Finance leases	20.0	40.9	41.4	1.3	4.6
Related companies	1.9	3.9	4.0	4.0	4.1
Deferred income and social contribution taxes	41.6	84.9	38.0	26.7	13.5
Provision for tax, civil and labor risks	269.9	551.6	512.8	470.5	540.2
Post-employment benefits	59.0	120.6	96.8	93.2	90.1
Provision for assets retirement obligation	32.6	66.7	60.3	58.3	60.8
Other payables	48.7	99.6	90.6	62.2	34.7
Deferred revenues	4.8	9.9	8.7	5.9	5.3

Total non-current liabilities	2,708.3	5,534.7	4,067.7	5,296.3	4,071.2

TOTAL LIABILITIES	4,543.4	9,284.2	8,165.5	7,814.3	6,637.4

Shareholder’s equity
Share capital	1,809.0	3,696.8	3,696.8	3,696.8	3,696.8
Capital reserve	9.9	20.2	9.8	7.7	4.5
Revaluation reserve	3.3	6.7	7.1	7.6	8.2
Profit reserves	1,087.1	2,221.6	1,837.7	1,513.9	1,177.0
Treasury shares	(56.2)	(114.9)	(118.2)	(120.0)	(123.7)
Additional dividends to the minimum mandatory dividends	72.0	147.2	122.2	68.3	56.9
Valuation adjustment	0.0	0.0	0.2	(2.4)	(4.1)
Cumulative translation adjustments	6.2	12.6	(4.4)	(18.6)	(5.3)

Shareholders’ equity attributable to:
Shareholders of the Company	2,931.3	5,990.2	5,551.1	5,153.3	4,810.1
Non-controlling interest in subsidiaries	12.5	25.5	26.2	22.3	35.1

TOTAL SHAREHOLDER’S EQUITY	2,943.8	6,015.7	5,577.2	5,175.5	4,845.3

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,487.2	15,299.9	13,742.7	12,989.8	11,482.6

(1)	The figures in Reais for December 31, 2012 have been converted into dollars using the exchange rate of US$1.00 = R$2.044, which is the commercial rate reported by the Central Bank on this date. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this annual report as a statement that the amounts in Reais currently represent such values in U.S. dollars. Additionally, you should not interpret such conversions as statements that the amounts in Reais have been, could have been or could be converted into U.S. dollars at this or any other foreign exchange rates. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates.”

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

On March 4, 2005, the National Monetary Council enacted Resolution No. 3,265, pursuant to which the commercial rate exchange market and the floating rate exchange market were unified in a sole exchange market, effective as of March 14, 2005. This resolution allowed, subject to certain procedures and specific regulatory provisions, the purchase and sale of foreign currency and the international transfer of Reais by a person or legal entity, without limitation of the amount involved; provided, however, the transaction is legal. Foreign currencies may only be purchased through financial institutions domiciled in Brazil authorized to operate in the exchange market. Resolution No. 3,265 was revoked by Resolution No. 3,568, effective as of July 1, 2008; however, the main directives provided by Resolution No. 3,265 were maintained.

From 2003 to 2007, the Real appreciated 39% against the U.S. dollar. In 2008, the worsening of the global financial crisis from mid-September onwards led to a sharp reduction in the flow of capital to Brazil that resulted in a 32% Real devaluation, reversing the Real appreciation trend in place since 2003. However, in 2009, the quick rebound of the Brazilian economy has driven the inflow of foreign investments in the country, thus contributing to a 25% appreciation of the Real against the U.S. dollar in 2009 – the highest appreciation in the decade. In 2010, the effects of the strong economic growth in Brazil, together with the public offering of shares of Petrobras in the third quarter, resulted in a record of foreign investments inflow to Brazil, contributing to a 4% appreciation of the Real against the U.S. dollar. In 2011, the unstable international economic environment, especially in the second half of the year as a result of the effects of the European crisis, contributed to a 13% depreciation of the Real against the U.S. dollar for the year, reversing the appreciation trend in the first half of the year. In 2012, the Brazilian government adopted counter-cyclical measures to foster economic growth. Such measures included the reduction of the base interest rate (SELIC) and the reduction of federal taxes on the automotive sector. The effects of the lower economic growth, the lower interest rate and the unstable international environment contributed to a 9% depreciation of the Real against the U.S. dollar. From January 1, 2013 to April 19, 2013 the Real depreciated 1.7% against the U.S. dollar in the period.

It is not possible to predict whether the Real will remain at its present level and what impact the Brazilian government’s exchange rate policies may have on us.

On April 19, 2013, the exchange rate for Reais into U.S. dollars was R$2.009 to US$1.00, based on the commercial selling rate as reported by the Central Bank. The following table sets forth information on prevailing commercial foreign exchange selling rates for the periods indicated, as published by the Central Bank on its electronic information system, SISBACEN, using PTAX 800, Option 5.

	Exchange rates of nominal Reais per US$1.00
	High	Low	Average		Period- Ended
Year Ended
December 31, 2008	2.500	1.559	1.833	(1)	2.337
December 31, 2009	2.422	1.702	1.990	(1)	1.741
December 31, 2010	1.881	1.655	1.759	(1)	1.666
December 31, 2011	1.902	1.535	1.671	(1)	1.876
December 31, 2012	2.112	1.702	1.959	(1)	2.044
Month Ended
November 30, 2012	2.107	2.031	2.069	(2)	2.107
December 31, 2012	2.112	2.044	2.078	(2)	2.044
January 31, 2013	2.047	1.988	2.018	(2)	1.988
February 28, 2013	1.989	1.957	1.973	(2)	1.975
March 31, 2013	2.019	1.953	1.986	(2)	2.014
April 30, 2013 (through April 19)	2.024	1.974	1.999	(2)	2.009

(1)	Average of the foreign exchange rates on the last day of each month in the period.
(2)	Average of the high and low foreign exchange rates for each month.

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

Prior to 1995, Petrobras held a constitutional monopoly for the production and importation of petroleum products in Brazil. Although this monopoly was removed from the Brazilian constitution, Petrobras effectively remains the main provider of LPG and oil-based fuels in Brazil. Currently, Ultragaz and all other LPG distributors in Brazil purchase all or nearly all LPG from Petrobras. Ultragaz’s net sales and services represented 7% of our consolidated net sales and services for the year ended December 31, 2012. The procedures for ordering and purchasing LPG from Petrobras are generally common to all LPG distributors — including Ultragaz. For more details, see “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Supply of LPG.”

With respect to fuel distribution, Petrobras also supplied nearly all of Ipiranga and other distributors’ oil-based fuel requirements in 2012. Petrobras’ supply to Ipiranga is governed by an annual contract, under which the supply volume is established based on the volume purchased in the previous year. Ipiranga’s net sales and services represented 87% of our consolidated net sales and services for the year ended December 31, 2012.

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

Significant interruptions of LPG and oil-based fuel supply from Petrobras may occur in the future. Any interruption in the supply of LPG or oil-based fuels from Petrobras would immediately affect Ultragaz or Ipiranga’s respective ability to provide LPG or oil-based fuels to its customers. If we are not able to obtain an adequate supply of LPG or oil-based fuels from Petrobras under acceptable terms, we may seek to meet our demands through LPG or oil-based fuels purchased on the international market. The average cost of LPG and oil based fuels imported from the international markets in 2012 was higher than the price we obtained through Petrobras. As a result, any such interruption could increase our purchase costs and, consequently, adversely affect our operating margins.

Intense competition in the LPG and in the Brazilian fuel distribution market may affect our operating margins.

The Brazilian LPG market is very competitive in all segments — residential, commercial and industrial. Petrobras, our supplier of LPG, and other major companies participate in the Brazilian LPG distribution market. Intense competition in the LPG distribution market could lead to lower sales volumes and increased marketing expenses, which may have a material adverse effect on our operating margins. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Industry and Regulatory Overview — The role of Petrobras” and “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Competition.”

The Brazilian fuel distribution market is highly competitive in both retail and wholesale segments. Petrobras, our supplier of oil-derivative products, and other major companies with significant resources participate in the Brazilian fuel distribution market. Intense competition in the fuel distribution market could lead to lower sales volumes and increased marketing expenses which may have a material adverse effect on our operating margins. See “Item 4.B. Information on the Company — Business Overview — Fuel Distribution — Industry and Regulatory Overview — The role of Petrobras” and “Item 4.B. Information on the Company — Business Overview — Fuel Distribution — Ipiranga — Competition.” In addition, a number of small local and regional distributors entered the Brazilian fuel distribution market in the late 90s, after the market was deregulated, which further increased competition in such market.

Anticompetitive practices by our competitors may distort market prices.

In the recent past, anticompetitive practices have been one of the main problems affecting fuels distributors in Brazil, including Ipiranga. Generally these practices have involved a combination of tax evasion and fuels adulteration, such as the dilution of gasoline by mixing solvents or adding anhydrous ethanol in an amount greater than that permitted by applicable law.

Taxes constitute a significant portion of the cost of fuels sold in Brazil. For this reason, tax evasion on the part of some fuel distributors has been prevalent, allowing them to lower the prices they charge. As the final prices for the products sold by these distributors, including Ipiranga, are calculated based on, among other factors, the amount of taxes levied on the purchase and sale of these fuels, anticompetitive practices such as tax evasion may affect Ipiranga’s sales volume and could have a material adverse effect on our operating margins. Should there be any increase in the taxes levied on fuel, tax evasion may increase, resulting in a greater distortion of the prices of fuels sold.

These practices have enabled certain distributors to supply fuel products at prices lower than those offered by the major distributors, including Ipiranga.

Although the Brazilian government has been taking measures to inhibit these practices, if such practices become more prevalent, Ipiranga could suffer from a reduction in sales volume and margins, which could have a material adverse effect on our results of operations.

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

All second generation petrochemical producers in Brazil that use ethylene as their key raw material, including Oxiteno, our subsidiary involved in the production and sale of chemical and petrochemical products, purchase ethylene from Brazilian suppliers. Approximately 3% of our net sales are derived from the sale of chemical products that require ethylene. Oxiteno purchases ethylene from two of Brazil’s three naphtha cracker units, which are the sole sources of ethylene in Brazil. Pursuant to long-term contracts, Braskem supplies all of our ethylene requirements at our plants located at Camaçari and at Mauá. For more detailed information about these contracts see “Item 5.F. Operating and Financial Review and Prospects — Tabular Disclosure of Contractual Obligations.” Given its characteristics, ethylene is difficult and expensive to store and transport, and cannot be easily imported to Brazil. Therefore, Oxiteno is almost totally dependent on ethylene produced at Braskem for its supply. For the year ended December 31, 2012, Brazil’s ethylene imports totaled 11 tons, representing less than 0.01% of Brazil’s installed capacity.

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

Palm kernel oil is one of Oxiteno’s main raw materials, used to produce fatty alcohols and its by-products in the oleochemical unit. Oxiteno imports the palm kernel oil from the main producing countries, especially Malaysia and Indonesia. Palm kernel oil is a vegetable oil, also commonly used by the food industry. Consequently, palm kernel oil prices are subject to the effects of environmental and climatic variations that affect the palm plantations, fluctuations of harvest periods, economic environment in major producing countries and fluctuations in the demand for its use in the food industry. A significant increase in palm kernel oil could increase our costs, which could have a material adverse effect on Oxiteno’s results of operations.

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

We are subject to extensive federal and state legislation and regulation by government agencies responsible for the implementation of environmental and health laws and policies in Brazil, Mexico, the Unites States, Uruguay and Venezuela. Companies like ours are required to obtain licenses for their manufacturing facilities from environmental authorities who may also regulate their operations by prescribing specific environmental standards in their operating licenses. Environmental regulations apply particularly to the discharge, handling and disposal of gaseous, liquid and solid products and by-products from manufacturing activities.

In 2007, a new legislation entitled REACH (Registration Evaluation Authorization of Chemicals) was established by the European Union, focusing on controlling the production, imports and utilization of chemical products in the region. According to REACH, all the chemical products sold in the European Economic Area (“EEA”) must be registered, through the submission of information regarding properties, uses and safety of each product that will be analyzed by the European Regulatory Agency. In 2012, 2% of the volume sold by Oxiteno was exported to this region. Oxiteno is in compliance with the current legislative requirements for the products it currently exports in the EEA. As REACH is now an established regulation and has been well accepted by multilateral trade organizations, such as the World Trade Organization, it is possible that other countries may adopt similar procedures in the future. We cannot guarantee the effect that amendments to this new legislation could have on any product we export to the EEA, or whether similar legislation will come into force in other regions.

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

The operations we perform at our plants involve safety risks and other operating risks, including the handling, production, storage and transportation of highly inflammable, explosive and toxic materials. These risks could result in personal injury and death, severe damage to or destruction of property and equipment and environmental damage. A sufficiently large accident at one of our plants, service stations or storage facilities could force us to suspend our operations in the local temporarily and result in significant remediation costs and loss of revenues. In addition, insurance proceeds may not be available on a timely basis and may be insufficient to cover all losses. Equipment breakdowns, natural disasters and delays in obtaining imports or required replacement parts or equipment can also affect our manufacturing operations and consequently our results from operations.

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

We are entitled to federal tax benefits providing for income tax exemption or reduction for our activities in the northeast region of Brazil. These benefits have defined terms and may be cancelled or suspended at any time if we distribute to our shareholders the amount of income tax that was not paid as a consequence of tax benefits or if the relevant tax authorities decide to suspend or cancel our benefits. As a result, we may become liable for the payment of related taxes at the full tax rates. If we are not able to renew such benefits, or if we are only able to renew them under terms that are substantially less favorable than expected, our results of operations may be adversely affected. Income tax exemptions amounted to R$43.4 million and R$28.2 million, respectively, for the years ended December 31, 2012 and 2011. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Income tax exemption status,” “Item 4.B. Information on the Company — Business Overview — Petrochemicals and Chemicals — Oxiteno — Income tax exemption status” and “Item 4.B. Information on the Company — Business Overview — Storage services for liquid bulk — Ultracargo — Income tax exemption status.”

Our founding family and part of our senior management, through their ownership interest in Ultra S.A., own a significant portion of our shares and may influence the management, direction and policies of Ultrapar, including the outcome of any matter submitted to a vote of shareholders.

Although there is no controlling shareholder of Ultrapar, our founding family and part of our senior management, through their ownership interest in Ultra S.A., beneficially own 24% of our outstanding common stock. These individuals are party to a shareholders’ agreement executed on April 1, 2011. See “Item 4.A. Information on the Company — History and Development of the Company” and “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders — Shareholders’ Agreements.” Accordingly, these shareholders, acting together through Ultra S.A., may exercise significant influence over all matters requiring shareholder approval, including the election of our directors. Although our Board of Directors is responsible for nominating the slate of directors to be elected by our shareholders at our annual shareholders’ meetings, the current members of our Board of Directors, who were elected at our April 10, 2013 meeting, are substantially the same as those who previously served as members of our Board of Directors elected by Ultra S.A. on April 27, 2011, which, at that time, held approximately 66% of our voting shares.

No single shareholder or group of shareholders holds more than 50% of our capital stock, which may increase the opportunity for alliances between shareholders and other events that may occur as a result thereof.

No single shareholder or group of shareholders holds more than 50% of our capital stock. Due to the absence of a controlling shareholder, we may be subject to future alliances or agreements between our new shareholders, which may result in the exercise of a relevant influence over our company by them. In the event a controlling group is formed and decides to exercise its influence over our company, we may be subject to unexpected changes in our corporate governance and strategies, including the replacement of key executive officers. Any unexpected change in our management team, business policy or strategy, any dispute between our shareholders, or any attempt to acquire control of our company may have an adverse impact on us. The term of office of our current members of our Board of Directors will expire in the annual general shareholders’ meeting to be held in 2015.

Our status as a holding company may limit our ability to pay dividends on the shares and consequently, on the ADSs.

As a holding company, we have no significant operating assets other than the ownership of shares of our subsidiaries. Substantially all of our operating income comes from our subsidiaries, and therefore we depend on the distribution of dividends or interest on shareholders’ equity from our subsidiaries. Consequently, our ability to pay dividends depends solely upon our receipt of dividends and other cash flows from our subsidiaries.

As a result of the significant acquisitions of Ipiranga, União Terminais, Texaco, as well as other smaller acquisitions and possible future acquisitions, Ultrapar has assumed and may assume in the future certain liabilities related to the transactions and of the businesses acquired and all the risks related to those liabilities.

Ultrapar has assumed certain liabilities of the businesses acquired in the last years; therefore, certain existing financial obligations, legal liabilities or other known and unknown contingent liabilities or risks of the businesses acquired have become the responsibility of Ultrapar. Ultrapar may acquire new businesses in the future and, as a result, it may be subject to additional liabilities, obligations and risks. See “Item 4.A. Information on the Company — History and Development of the Company” for more information in connection with these acquisitions.

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

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes substantial changes in policy and regulations. The Brazilian government’s actions to control inflation and affect other policies and regulations have involved price and wage controls, currency devaluations, capital controls, and limits on imports, among other measures. Our businesses, financial condition and results of operations may be adversely affected by changes in policy or regulations involving or affecting tariffs, exchange controls and other matters, as well as factors such as:

•	currency fluctuations;

•	inflation;

•	interest rates;

•	price instability;

•	energy shortages;

•	liquidity of domestic capital and lending markets;

•	fiscal policy; and

•	other trade, political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government may implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers. These and other future developments in the Brazilian economy and government policies may adversely affect us and our businesses and results of operations and may adversely affect the trading price of our ADSs and shares. Furthermore, the Brazilian government may enact new regulations that may adversely affect us and our businesses.

Inflation and certain governmental measures to curb inflation may contribute significantly to economic uncertainty in Brazil and could harm our business and the market value of the ADSs and our shares.

In the past, Brazil has experienced extremely high rates of inflation. Inflation and some of the Brazilian government’s measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy. Since the introduction of the Real in 1994, Brazil’s inflation rate has been substantially lower than that in previous periods. However, during the last several years, the economy has experienced increasing inflation rates and actions taken in an effort to curb inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. According to the Índice Geral de Preços-Mercado, or IGP-M, an inflation index, the Brazilian general price inflation rates were inflation of 7.8% in 2012, 5.1% in 2011, 11.3% in 2010 and deflation of 1.7% in 2009. From January 2013 to March 2013, IGP-M index was 0.8%. According to the Índice Nacional de Preços ao Consumidor Amplo, or IPCA, an inflation index to which Brazilian government’s inflation targets are linked, inflation in Brazil was 5.8% in 2012, 6.5% in 2011, 5.9% in 2010 and 4.3% in 2009. From January 2013 to March 2013, inflation as measured by IPCA was 1.9%.

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

During the last decades, the Brazilian government has implemented various economic plans and a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Although over long periods depreciation of the Brazilian currency has been generally correlated with the rate of inflation in Brazil, there have historically been observed shorter periods of significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies, in particular in the last 10 years.

From 2003 to 2007, the Real appreciated 39% against the U.S. dollar. In 2008, the worsening of the global financial crisis from mid-September led to a sharp reduction in the flow of capital to Brazil that resulted in a 32% Real devaluation, reversing the Real appreciation trend in place since 2003. In 2009, the quick rebound of the Brazilian economy drove the inflow of foreign investments in the country, thus contributing to a 25% appreciation of the Real against the U.S. dollar in 2009 – the highest appreciation in the decade. In 2010, the effects of the strong economic growth in Brazil, together with the public offering of shares of Petrobras in the third quarter, resulted in a record of foreign investments inflow to Brazil, contributing to a 4% appreciation of the Real against the US dollar. In 2011, the unstable international economic environment, as a consequence of the European crisis, contributed to a 13% depreciation of the Real against the U.S. dollar for the year. In 2012, the effects of the lower economic growth, the lower interest rate and the unstable international scenario resulted in a 9% depreciation of the Real against the U.S. dollar. From January 1, 2013 to April 19, 2013 the Real depreciated 1.7% against the U.S. dollar in the period. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates.”

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

Although a large part of our sales is denominated in Reais, prices and certain costs in the chemical business (particularly ethylene and palm kernel oil, purchased by our subsidiary Oxiteno) are benchmarked to prices prevailing in the international markets. Hence, we are exposed to foreign exchange rate risks that could materially adversely affect our business, financial condition and results of operations as well as our capacity to service our debt.

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

The turmoil of the global financial markets and the scarcity of credit in 2008 and 2009, and to a lesser extent, the European crisis in 2011 and 2012, led to lack of consumer confidence, increased market volatility and widespread reduction of business activity. An economic downturn could materially adversely affect the liquidity, businesses and/or financial conditions of our customers, which could in turn result not only in decreased demand for our products, but also increased delinquencies in our accounts receivable. Furthermore, an eventual new global financial crisis could have a negative impact on our cost of borrowing and on our ability to obtain future borrowings. The disruptions in the financial markets could also lead to a reduction in available trade credit due to counterparties’ liquidity concerns. If we experience a decrease in demand for our products or an increase in delinquencies in our accounts receivable, or if we are unable to obtain borrowings our business, financial condition and results of operations could be materially adversely affected.

Investors from the United States may not be able to obtain jurisdiction over or enforce judgments against us.

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

Under Brazilian Corporate Law, only shareholders registered as such in our corporate books may attend shareholders’ meetings. All common shares underlying the ADRs are registered in the name of the depositary bank. A holder of ADRs, accordingly, is not entitled to attend shareholders’ meetings. A holder of ADRs is entitled to instruct the depositary bank as to how to vote the common shares underlying the ADRs, in accordance with procedures provided for in the Deposit Agreement, but a holder of ADRs will be able neither to vote directly at a shareholders’ meeting the common shares underlying the ADRs nor to appoint a proxy to do so. In addition, a holder of ADRs may not have sufficient or reasonable time to provide such voting instructions to the depositary bank in accordance with the mechanisms set forth in the Deposit Agreement and custody agreement, and the depositary bank will not be held liable for failure to deliver any voting instructions to such holders.

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

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may limit your ability to sell the shares underlying your ADSs at the price and time at which you wish to do so. The BM&FBOVESPA, the only Brazilian stock exchange, had a market capitalization of US$1.2 trillion as of December 31, 2012 and an average monthly trading volume of US$76 billion for 2012. In comparison, the NYSE had a market capitalization of US$14.1 trillion as of December 31, 2012 and an average monthly trading volume of US$0.7 trillion for 2012.

There is also a large concentration in the Brazilian securities market. The ten largest companies in terms of market capitalization represented 52% of the aggregate market capitalization of the BM&FBOVESPA as of December 31, 2012. The top ten stocks in terms of trading volume accounted for approximately 40% of all shares traded on the BM&FBOVESPA in 2012. Ultrapar’s average daily trading volume on both stock exchanges in 2012, 2011 and 2010 was R$55.5 million, R$34.6 million and R$33.0 million, respectively.

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

If we were characterized as a PFIC, in any year during which a U.S. Holder holds shares or ADSs, certain adverse U.S. federal tax income consequences could apply to that person. Based on the manner in which we currently operate our business, the projected composition of our income and valuation of our assets, and the current interpretation of the PFIC rules, we do not believe that we were a PFIC in 2012 and we do not expect to be a PFIC in the foreseeable future. However, because PFIC classification is a factual determination made annually and is subject to change and differing interpretations, there can be no assurance that we will not be considered a PFIC for the current taxable year or any subsequent taxable year. U.S. Holders should carefully read “Item 10.E. Additional Information — Taxation — Material U.S. Federal Income Tax Considerations” for a description of the PFIC rules and consult their own tax advisors regarding the likelihood and consequences if we were treated as a PFIC for U.S. federal income tax purposes.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated on December 20, 1953, with our origins going back to 1937, when Ernesto Igel founded Cia Ultragaz and pioneered the use of LPG as cooking gas in Brazil, using bottles acquired from Companhia Zeppelin. The gas stove began to replace the traditional wood stove and, to a lesser degree, kerosene and coal, which dominated Brazilian kitchens at the time.

In 1966, the market demand for high-quality and safe transportation services led to the entrance in the transportation of chemicals, petrochemicals and LPG segments. In 1978, Tequimar, was founded for the specific purpose of operating the storage business.

We were also one of the pioneers in developing the Brazilian petrochemicals industry with the creation of Oxiteno in 1970, whose first plant was located in the Mauá petrochemical complex in São Paulo metropolitan area. In 1974, Oxiteno inaugurated its second industrial unit, in the Camaçari petrochemical complex in Bahia. In 1986, Oxiteno established its own research and development center in order to respond to specific customer needs.

In 1997, through Ultragaz, we introduced UltraSystem — a small bulk distribution system — to residential, commercial and industrial segments, and we started the process of geographical expansion through the construction of new LPG filling and satellite plants. We also concluded the capacity expansion of Oxiteno’s industrial unit in Camaçari Petrochemical Complex, in the state of Bahia.

On October 6, 1999, we concluded our initial public offering, listing our shares simultaneously on BM&FBOVESPA and NYSE.

In 2000, Ultragaz started the construction of four new filling plants, therefore covering a large portion of the Brazilian territory. Still in 2000, the first of the four new plants, located in Goiânia, in the state of Goiás, started operations. In 2001, Ultragaz started two new plants: in Fortaleza, in the state of Ceará, and in Duque de Caxias, in the state of Rio de Janeiro. In 2002, the company started operations at a filling plant in Betim, in the state of Minas Gerais.

In March 2000, Ultra S.A.’s shareholders signed an agreement, assuring equal treatment of all shareholders (holders of both common and/or preferred shares) in the event of any change in control — tag along rights. The agreement stipulated that any transfer of control of Ultrapar, either direct or indirect, would only be executed in conjunction with a public offer by the acquiring entity to purchase the shares of all shareholders in the same proportion and under the same price and payment terms as those offered to the controlling shareholders.

In April 2002, Oxiteno completed a tender offer for the acquisition of the shares of its subsidiary Oxiteno Nordeste, through the acquisition of 93,871 shares of Oxiteno Nordeste by Oxiteno, representing approximately 73.3% of the shares held by minority shareholders. Oxiteno increased its share ownership from 97% to 98.9% for R$4.4 million.

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

In August 2003, Ultragaz acquired Shell Gás, Royal Dutch Shell plc’s LPG operations in Brazil, for a total amount of R$170.6 million. With this acquisition, Ultragaz became the Brazilian market leader in LPG, with a 24% share of the Brazilian market on that date.

In December 2003, we concluded the acquisition of Canamex, a Mexican specialty chemicals company. Canamex had two plants in Mexico (Guadalajara and Coatzacoalcos). The acquisition amount was US$10.25 million, with no debt assumption. In June, 2004, we acquired the operational assets of Rhodia Especialidades S.A. de C.V. in Mexico for US$2.7 million. Both acquisitions had the target of establishing a stronger presence in the Mexican petrochemical market and to create a production and distribution platform to serve the United States market. Since July, 2007, Canamex has been renamed Oxiteno Mexico S.A. de C.V., or Oxiteno Mexico.

In May 2004, at an extraordinary general shareholders’ meeting, the shareholders of Ultrapar approved the inclusion of tag along rights to the company’s bylaws, for all shareholders, at 100% of the offer price, improving a right that was previously established through a shareholders’ agreement dated March 22, 2000. The bylaws set forth that the sale of the control of Ultrapar, either direct or indirect, triggers a mandatory public offer by the acquiring entity for all of the shares in the same proportion and at the same terms and conditions (including price) as those offered for the control block.

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

In July 2005, Ultracargo started up a new terminal in Santos, its second port terminal that integrates road, rail and maritime transportation systems. The new terminal had a storage capacity of 33.5 thousand cubic meters for chemical products, 40 thousand cubic meters for ethanol and 38 thousand cubic meters for vegetable oil at the time.

In December 2005, Ultrapar, through its subsidiary LPG International, issued US$250 million in notes in the international market, with the aim of lengthening the company’s debt profile, financing possible acquisitions and other corporate purposes. The notes mature in December 2015, have a coupon of 7.25% per annum and were priced at 98.75% of par value, resulting in a yield of 7.429% per annum.

In August 2006, Ultrapar announced the signing of an agreement between its subsidiary Oxiteno Nordeste and Braskem, for the supply of ethylene, with a 15-year term. Under this contract, the current annual minimum purchase commitment is 205 thousand tons of ethylene with a maximum of 220 thousand tons of ethylene per year. The agreed upon supply price is indexed to ethylene prices in the international market and to the volume effectively purchased by Oxiteno. In 2006, Ultrapar also announced its plans to expand its ethylene oxide and specialty chemicals production capacity at Oxiteno’s plants located in Mauá, São Paulo and in Camaçari, Bahia.

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

In April 2007, Ultrapar acquired the sulfate and sulfonate assets of Unión Química S.A. de C.V., in San Juan del Río, Mexico through its subsidiary Oxiteno Mexico. The investment for this acquisition totaled US$4.0 million and was financed entirely by Oxiteno Mexico in the local market.

In September 2007, Oxiteno acquired Arch Andina, a subsidiary of the U.S. company Arch Chemicals, Inc. At such time, Arch Andina was the sole producer of ethoxylates in Venezuela, which had been the only ethylene oxide producing country in Latin America where Oxiteno did not have operations. This acquisition was consistent with the company’s growth and expansion strategy in Latin America. The amount of the acquisition was US$7.6 million. The company was renamed Oxiteno Andina. Also in September 2007, Oxiteno announced the opening of a sales office in the United States. The company intended to leverage its position in the American market, particularly with respect to specialty chemicals.

In January 2008, Ultrapar significantly increased the liquidity of its shares through the issuance of 55 million preferred shares, as a consequence of the Share Exchange. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Ipiranga Group.” The Share Exchange increased Ultrapar’s free float from 32 million shares to 87 million shares, with the free float reaching 64% of the company’s total capital from 39% previously. Ultrapar’s shares achieved a new level of trading liquidity in equity markets, with average trading volume higher than the historical average of Ultrapar, RPR, CBPI and DPPI combined. This significant increase in the size of the free float helped Ultrapar to become part of Ibovespa, the BM&FBOVESPA index, as well as the MSCI index, which is widely recognized in international financial markets. In addition, the Share Exchange resulted in greater alignment of interests of all the company’s shareholders and the extension of Ultrapar’s recognized corporate governance standards to all the former shareholders of RPR, DPPI and CBPI.

In June 2008, Ultrapar announced that its subsidiary Ultracargo signed the sale and purchase agreement for the acquisition of 100% of the shares of União Terminais held by Unipar. In October 2008, Ultrapar completed the acquisition in relation to the port terminals in Santos and Rio de Janeiro. In November 2008, it completed the acquisition of 50% of the total capital stock held by Unipar of União/Vopak, which owned a port terminal in Paranaguá. The combination of its operations with those of União Terminais doubled the size of Ultracargo in terms of EBITDA, and made it the largest liquid bulk storage company in Brazil, strengthening its operating scale. With this acquisition, Ultracargo increased its presence at the port of Santos, the largest Brazilian port, and is now strategically positioned in the ports of Rio de Janeiro and Paranaguá, where the company did not previously have operations. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of União Terminais.”

In July 2008, Oxiteno inaugurated its first sales office in Europe and the third outside Brazil in Brussels, Belgium, as part of Oxiteno’s internationalization strategy.

In August 2008, Ultrapar announced that its subsidiary SBP entered into a sale and purchase agreement with Chevron for the acquisition of 100% of the shares of CBL and Galena. In March 2009, Ultrapar completed the acquisition and paid R$1,106 million to Chevron, in addition to a US$38 million deposit that it had made to Chevron in August 2008. In August 2009, Ultrapar also paid R$162 million related to the expected working capital adjustment as set forth in the sale and purchase agreement. Texaco marketed fuel throughout Brazil, except for the state of Roraima, through a network of more than two thousand service stations and directly to large clients, supported by a logistics infrastructure with 48 distribution terminals. Texaco’s acquisition was part of Ultrapar’s strategy to increase its operational scale in the fuel distribution business and to expand its operations to the Midwest, Northeast and North regions of Brazil. The combination with Texaco created a nationwide fuel distribution business, with a 21% market share in 2009, strengthening its competitiveness through a larger operational scale. The addition of Texaco allowed, for example, improved efficiency and competitiveness in the distribution and sales processes, dilution of advertising, marketing and product development expenses and gains of scale in administrative functions. Additionally, Texaco’s acquisition led to Ultrapar geographical expansion in the sector, allowing the company to operate in regions with consumption growth above the national average, and brought new commercial opportunities arising from the national coverage. See “Item 4.A. Information on the Company — History and Development of the Company —Description of the Acquisition of Texaco.”

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

In February 2009, a capital increase of R$15 million was approved at an extraordinary general shareholders’ meeting of RPR through the issuance of 15 million new common and preferred shares and the admission of new shareholders in its capital stock, as part of the acquisition of the Ipiranga Group. As a result, RPR ceased to be a wholly-owned subsidiary of Ultrapar. Ultrapar now retains an equity interest of 33% in RPR.

In June 2009, Ultrapar completed its third issuance of R$1.2 billion unsecured debentures in Brazil with a three-year term. The proceeds from this issuance were used to redeem the promissory notes issued by Ultrapar in December 2008. For further information see “Item 5.B. Liquidity and Capital Resources — Indebtedness.”

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

In December 2009, Ultrapar, through Ultracargo, paid R$44 million for the acquisition of Puma Storage do Brasil Ltda., or Puma, a storage terminal for liquid bulk with 83 thousand cubic meters capacity located at the port of Suape, in the state of Pernambuco. This acquisition strengthened Ultracargo’s position in the region of the port of Suape, enhanced its operational scale and represented another step in Ultracargo’s strategy of strengthening its position as an important provider of storage for liquid bulk in Brazil.

In March 2010, Ultrapar entered into a loan agreement with Banco do Brasil S.A. through IPP in the amount of R$500 million, with a three-year term, interest rate equivalent to 98.5% of CDI, and a single payment at the maturity date.

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

In June 2010, Ultrapar entered into a series of three loan agreements with Banco do Brasil S.A. through IPP in the total amount of R$900 million, with a four-year duration and average cost equivalent to 99% of CDI. See “Item 10.C. Additional Information — Material Contracts.”

In August 2010, Oxiteno concluded the expansion of the ethoxylate unit at Camaçari, which added 70 thousand tons per year to its production capacity. With this expansion, Oxiteno consolidated its position as the world’s second largest ethoxylate producer.

In October 2010, Ultrapar, through Ipiranga, entered into a sale and purchase agreement for the acquisition of 100% of the shares of DNP. The total value of the acquisition is R$73 million, with an initial disbursement of R$47 million in November 2010 and additional disbursements of R$26 million in January 2011 and R$1 million in July 2011. DNP distributed fuels in the states of Amazonas, Rondônia, Roraima, Acre, Pará and Mato Grosso through a network of 110 service stations, with 4% market share in 2009 in the North of Brazil, and was the fourth largest fuel distributor in this geographic area. In 2009, the combined volume of diesel, gasoline and ethanol sold by DNP totaled approximately 260 thousand cubic meters, with EBITDA of R$17 million. This transaction reinforced the strategy of expansion, initiated with the acquisition of Texaco, to the Midwest, Northeast and North regions of Brazil.

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

In April, 2011, our Board of Directors, at a meeting held, approved the submission to the shareholders of the company a proposal to (a) convert any and all shares of preferred stock issued by the company into shares of common stock, on a 1:1 conversion ratio; (b) amend the company’s bylaws, modifying several of its provisions, aiming to strengthen the company’s corporate governance; and (c) adhere to the Novo Mercado segment rules. The Conversion was approved by a majority vote at the extraordinary general shareholders’ meeting and special preferred shareholders’ meeting each held on June 28, 2011, whereby all preferred shares issued by the company were converted into common shares, at a ratio of one preferred share for one common share. The material amendments to the previous bylaws were the following: (a) the requirement of a mandatory tender offer for 100% of the company’s shareholders in the event a shareholder, or a group of shareholders acting in concert, acquire or become holders of 20% of the company’s shares, excluding treasury shares. The tender offer price must be the highest price per share paid by the buyer in the previous six months, adjusted by the SELIC rate; (b) the requirement of a minimum of 30% of independent members (as defined in the Novo Mercado segment rules) of the Board of Directors; and (c) the creation of audit and compensation committees, as ancillary bodies of the Board of Directors, each with three members. The audit committee must be composed of three independent members, of whom at least two are not directors; and the compensation committee must be composed of at least two independent directors.

In August 2011, Ultrapar’s shares began trading on the Novo Mercado under ticker symbol UGPA3. Simultaneously, Ultrapar’s ADRs, formerly represented by preferred shares, began representing Ultrapar’s common shares and began trading on the NYSE under this new format. Additionally, on the same date, Ultrapar’s new amended bylaws became effective. In April 2011, Ultra S.A.’s shareholders executed a new shareholders’ agreement (“the New Ultra S.A. Shareholders’ Agreement”), which became effective upon the approval of the Conversion and replaced the shareholders’ agreement executed in December 2009. The terms and conditions of the New Ultra S.A. Shareholders’ Agreement are substantially the same as the previous shareholders’ agreement, except, primarily, for (a) the requirement for prior approval at a shareholders’ meeting for a third party to become an Ultra S.A. shareholder and (b) the purpose and form of the preliminary meetings to be held prior to certain shareholders’ meetings of the company. See “Exhibit 2.11 — New Ultra S.A. Shareholders’ Agreement, dated as of April 1, 2011.”

In August 2011, we completed the expansion of the ethylene oxide plant in Camaçari, increasing the production capacity by 90 thousand tons per year. This expansion concluded an important investment cycle in the expansion of Oxiteno.

In September 2011, Ultracargo’s expanded terminal in Suape started operations, increasing its storage capacity by 26 thousand cubic meters. This project was part of Ultracargo’s expansion plan started in 2010.

In October 2011, Ultrapar acquired, through Ultragaz, Repsol’s LPG distribution business in Brazil for a total value of R$50 million, which included R$2 million related to the net cash of the acquired company. Repsol solely distributed bulk LPG and had a 1% share in the LPG bulk distribution market in Brazil at the time of the acquisition. The acquisition of Repsol’s business strengthened Ultragaz’s bulk LPG business, a segment in which Ultragaz pioneered, producing economies of scale in logistics and management, as well as an improved positioning for growth in the bulk segment, where increase in sales volume is correlated to Brazilian GDP growth.

In March 2012, the company completed its fourth issuance of R$800 million in debentures, which mature in June 2015 and bear interest at 108.25% of CDI, with principal due at maturity. The proceeds from this issuance were used to partially redeem the company’s third issuance of debentures, which were due in December 2012 and bore interest at 108.5% of CDI. See “Item 5.B. Liquidity and Capital Resources–Indebtedness.”

In April 2012, Oxiteno acquired a specialty chemicals plant in the United States for US$15 million, with no debt assumption. The plant is located in Pasadena, Texas, one of the most important chemical hubs in the world, benefiting from attractive feedstock conditions, including competitive natural gas-based raw materials, and highly efficient logistics infrastructure. During 2012, Oxiteno invested R$16 million in capital expenditures to retrofit the plant for its product line of specialty surfactants. The total production capacity is 32 thousand tons per year and operations started in late 2012. Oxiteno’s investment plan for 2013 includes the expansion of its production capacity at the Pasadena site. See “Item 4.A. Information on the Company — History and Development of the Company — Investments” for more information.

In May 2012, the Board of Directors approved the nomination of Thilo Mannhardt to succeed Pedro Wongtschowski as Chief Executive Officer starting January 1, 2013. Thilo Mannhardt has extensively participated in strategic and operational projects of Ultrapar’s businesses for over 15 years as a senior partner at McKinsey & Company and as a member of the Board of Directors of the company in 2011 and 2012. Pedro Wongtschowski, in turn, replaced Thilo Mannhardt in the Board of Directors. The succession process was held in accordance with Ultrapar’s philosophy; adequately planned and conducted with transparency. The nomination of Thilo Mannhardt for CEO and of Pedro Wongtschowski for the Board of Directors represented the continuity of Ultrapar’s management and business philosophy.

In July 2012, Ultracargo acquired Temmar from Temmar Netherlands B.V. and Noble Netherlands B.V., subsidiaries of Noble Group Limited for R$68 million, in addition to the assumption of net debt in the amount of R$91 million. Temmar owns a terminal in the port of Itaqui, which added 55 thousand cubic meters to Ultracargo’s capacity. In addition, Ultrapar will disburse a minimum additional amount of R$12 million, which may reach approximately R$30 million as a result of possible future expansions in the storage capacity of the terminal, provided that such expansions are implemented within the next seven years after the acquisition. The port of Itaqui has a strategic location and efficient logistics, which includes access to railways, and is responsible for supplying the fuel market in the states of Maranhão, Piauí and Tocantins, where fuel consumption has been growing above the national average. This acquisition marked the entry of Ultracargo in this important market and enhanced its operational scale, strengthening its position as a provider of storage for liquid bulk in Brazil and adding 8% to the company’s storage capacity.

In September 2012, we concluded an expansion in the terminal of Santos, adding 30 thousand cubic meters to Ultracargo’s storage capacity. This expansion, together with the expansion in the same terminal concluded in January 2012, which added 12 thousand cubic meters to its capacity, and with the expansion in the terminal of Aratu concluded in June 2012, which added approximately 4 thousand cubic meters to its capacity, represented combined additional storage capacity of 46 thousand cubic meters to Ultracargo. This project was part of Ultracargo’s expansion plan started in 2010, increasing its total storage capacity by 15%.

In November 2012, Oxiteno acquired American Chemical, a Uruguayan specialty chemicals company, for R$107 million, in addition to the assumption of R$33 million in net debt. American

Chemical’s production capacity is 81 thousand tons per year, particularly sulfonate and sulfate surfactants for the home and personal care industries, as well as products for the leather industry. With the acquisition of American Chemical, Oxiteno continued the expansion of its international activities, initiated in 2003 and based on its deep knowledge of the technology for the production and application of surfactants and specialty chemicals and on a strong relationship with its customers.

In November 2012, Ipiranga constituted, with Odebrecht TransPort Participações, a new company to operate in the segment of electronic payment for tolls, parking and fuels – ConectCar. The creation of ConectCar was driven by new rules to incentivize competition in this segment and combines the experience and complementarity of its partners, each with a 50% interest in the company. The partners will jointly invest up to R$150 million over the next years. ConectCar fits into Ipiranga’s strategy of differentiation, offering more products and services in its service station network focused on convenience and practicality, generating benefits for its clients, retailers and for the company itself. ConectCar started operations in April 2013 and will operate in markets that have strong growth perspectives.

In December 2012, the subsidiary IPP made its first issuance of R$600 million in public debentures, which mature in November 2017 and bear interest at 107.90% of CDI, with principal due at maturity. The proceeds from this issuance were used for general corporate purposes, in order to strengthen its cash position and lengthen its debt profile, providing greater financial flexibility. See “Item 5.B. Liquidity and Capital Resources – Indebtedness.”

In December 2012, Ultrapar’s Board of Directors approved the renewal of financings from Banco do Brasil S.A. for its subsidiary IPP, in the total principal amount of R$800 million. Of this total amount, the subsidiary renewed R$500 million in March 2013.

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

Following the acquisition, Ultrapar, which was already Brazil’s largest LPG distributor, became the second largest fuel distributor in the country, with a 14% market share in 2007. Ultrapar believes that fuel distribution is a natural extension of LPG distribution as it has similar profitability drivers: logistics efficiency, management of a dealer network and leveraging a renowned brand. The rationale for the acquisition also included the attractive growth perspectives for the fuel distribution business in light of increased fuel consumption in Brazil in the recent past, principally due to increased national income, greater availability of credit and curbing unfair competitive practices, which cause the grey market to decline in relation to the formal market. After the completion of all steps of the acquisition of Ipiranga Group, its businesses were divided among Petrobras, Ultrapar and Braskem. Ultrapar retained the fuel and lubricant distribution businesses located in the South and Southeast regions of Brazil; Petrobras received the fuel and lubricant distribution businesses located in the North, Northeast and Midwest regions of Brazil; Petrobras and Braskem received the Petrochemical Business, in the proportion of 60% for Braskem and 40% for Petrobras.

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

The combination of its operations with those of União Terminais doubled the size of Ultracargo in terms of EBITDA, and made it the largest liquid bulk storage company in Brazil, strengthening its operating scale. With this acquisition, Ultracargo has increased its presence at the port of Santos, the largest Brazilian port, and is now strategically positioned in the ports of Rio de Janeiro and Paranaguá, where the company did not have operations.

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

After completion of this acquisition, Ultrapar started managing Texaco and implementing its business plan, which consisted of two main work streams (i) the integration of operations, administrative and financial functions of Texaco, and (ii) the implementation of Ipiranga’s business model in the expanded network, with a wider range of products and services and a differentiated approach to its resellers. As of December 31, 2012, Ultrapar had also converted all the conversion of the acquired Texaco branded stations into the Ipiranga brand. Under the terms of the Ipiranga Group Transaction Agreements, Petrobras had the exclusive right to use Ipiranga’s brand in the operating regions of the Northern Distribution Business for five years from the date of the acquisition of Ipiranga Group, which expired in March 2012. Until then, Ipiranga operated under the Texaco brand in those regions.

Recent Developments

In March 2013, the subsidiary IPP renewed financings from Banco do Brasil S.A. in the total principal amount of R$500 million. In May 2013, financings from Banco do Brasil S.A. in the total principal amount of R$300 million are expected to be extended. See “Item 5.B. Liquidity and Capital Resources — Sources and uses of funds — Indebtedness — Banco do Brasil.”

Investments

We have made substantial investments in our operations over the last three fiscal years to the date of this annual report. At Ultragaz, we have invested (i) in small bulk LPG distribution (UltraSystem); (ii)

in the purchase and renewal of LPG bottles and tanks; and (iii) in the strengthening and restructuring of our distribution logistics. We have also invested in the consolidation of our national coverage over the past years. Investments at Ipiranga have been directed to (i) the expansion of the network of service stations, convenience stores and lubricant service shops, (ii) the expansion of its logistics infrastructure to support the growing demand, and (iii) the maintenance of its operations. Oxiteno has invested in (i) the expansion of production capacity, mainly for specialty chemicals in Brazil, and the commencement of operations in the United States, (ii) the modernization of its industrial plants and (iii) the development of new products. Ultracargo has invested in the expansion and maintenance of its storage facilities in response to strong demand for logistics infrastructure in Brazil, including investments in capacity expansions at the Aratu, Santos and Suape terminals. See “Item 4.A. Information on the Company — History and Development of the Company.” We have invested in information technology at all our businesses for integrating processes, improving the quality of information, increasing the response time in decision-making and improving our services.

The following table shows our organic investments for the years ended December 31, 2012, 2011 and 2010 (does not include equity investments):

	Year ended December 31,
	(in millions of Reais)
	2012	2011	2010
Ultragaz	157.1	181.6	157.1
Ipiranga(1)	941.6	590.9	382.6
Oxiteno	114.8	107.3	227.3
Ultracargo	83.8	108.2	61.8
Others(2)	25.5	25.0	18.7

Total organic investments, net of disposals	1,322.7	1,013.0	847.5

(1)	Includes financing and bonuses to our resellers, net of repayments. Bonuses are lump sum payments made by distributors to resellers. Resellers typically use these payments to improve their facilities or to invest in working capital. Financing for clients is included under working capital in the cash flow statement and bonuses are included under intangible assets. In 2012, 2011 and 2010 financing to clients (net of repayments) amounted to R$27.6 million, R$42.8 million and R$6.8 million, respectively.
(2)	Includes mainly capital expenditures related to RPR and corporate information technology.

We have also made several acquisitions and related investments to maintain and create new opportunities for growth and to consolidate our position in the markets in which we operate.

In July 2010, Ultracargo sold its in-house logistics, solid bulk storage, and road transportation businesses. See “Item 4.A. Information on the Company — History and Development of the Company.” In November 2010, Ipiranga acquired the totality of shares of DNP. See “Item 4.A. Information on the Company — History and Development of the Company.” In the logistics segment, the sale of Ultracargo’s in-house logistics, solid bulk storage, and road transportation businesses is part of our strategy to focus on storage services for special bulk cargo and become Brazil’s leading provider in this segment. The acquisition of DNP was part of our growth strategy in the fuel distribution industry, representing the strengthening of the company’s position in the Midwest, Northeast and North regions of Brazil and the increase in Ipiranga’s operational scale in the region.

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

In July 2012, Ultracargo acquired Temmar, and in November 2012, Oxiteno acquired American Chemical. See “Item 4.A. Information on the Company — History and Development of the Company.” The acquisition of Temmar marked the entry of Ultracargo in the port of Itaqui, in the state of Maranhão, and enhanced its operational scale, strengthening its position as a provider of storage for liquid bulk in Brazil and adding 8% to the company’s current capacity at the time. With the acquisition of American Chemical, Oxiteno continued the expansion of its international activities, initiated in 2003 and based on its knowledge of the technology for the production and application of surfactants and specialty chemicals and on a strong relationship with its customers.

Ultrapar’s investment plan for 2013, excluding acquisitions, amounts to R$1,437 million and aims at growth through increased scale and productivity gains, as well as the modernization of existing operations. Ultrapar expects to invest R$160 million at Ultragaz, R$872 million at Ipiranga, R$278 million at Oxiteno, and R$103 million at Ultracargo. Ultragaz will focus its investments mainly on (i) UltraSystem (small bulk), due to the prospects of capturing new clients, (ii) the modernization of its filling plants, mainly in the Southeast region of Brazil, and expansion of facilities in the Northeast region of Brazil and (iii) the replacement and purchase of LPG bottles. Ipiranga will invest (i) R$360 million to continue the expansion of its distribution network (through the conversion of unbranded service stations, the opening of new gas stations and new customers) and Jet Oil and am/pm franchises, focused on the Midwest, Northeast and North regions of Brazil, (ii) R$182 million in the expansion of its logistics infrastructure to support the growing demand, through the construction and expansion of logistics facilities, and (iii) R$331 million in the maintenance of its operations, mainly in the renewal of contracts of its distribution network and the renovation of service stations. Out of Ipiranga’s total investment budget, R$868 million refer to additions to property, plant, equipment and intangible assets, and R$4 million refer to financing to clients, net of repayments. Oxiteno will direct R$203 million for expansion investments, mainly to continue the expansion of its production capacity in Pasadena, in the United States, and in Coatzacoalcos, in Mexico. These two plants will add approximately 130 thousand tons per year of production capacity, 30 thousand tons of which will be operational by 2013 and 100 thousand tons will start-up in 2014. Additionally, Oxiteno will invest in the maintenance of its plants. Ultracargo will direct its investments mainly to expansions in its terminals, especially in Itaqui and Suape terminals, in addition to the maintenance of the infrastructure of the other terminals.

Equity Investments

The table below shows our equity investments for the years ended December 31, 2012, 2011 and 2010:

	Year ended December 31,
	2012		2011		2010
Ultragaz	—		49.9	(3)	—
Ipiranga	—		26.6	(4)	46.8	(4)
Oxiteno	100.5	(1)	—		0.8
Ultracargo	68.2	(2)	—		(80.4	)(5)
Total	168.7		76.5		(32.8)

(1)	Investments made in connection with the acquisition of American Chemical, net of proceeds from the sale of Oxiteno’s catalyst production unit. See “Item 4.A. Information on the Company — History and Development of the Company.”
(2)	Investments made in connection with the acquisition of Temmar. See “Item 4.A. Information on the Company — History and Development of the Company.”
(3)	Investments made in connection with the acquisition of Repsol. See “Item 4.A. Information on the Company — History and Development of the Company.”
(4)	Investments made in connection with the acquisition of DNP. See “Item 4.A. Information on the Company — History and Development of the Company.”
(5)	Sale of the in-house logistics, solid bulk storage and road transportation businesses of Ultracargo. See “Item 4.A. Information on the Company — History and Development of the Company.”

We are a company incorporated under the laws of Brazil. Our principal executive office is located at Brigadeiro Luís Antônio Avenue, 1343, 9th Floor, 01317-910, São Paulo, SP, Brazil. Our telephone number is 55 11 3177 7014. Our Internet website address is http://www.ultra.com.br. Our agent for service of process in the United States is C.T. Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

B. Business Overview

Ultrapar is a Brazilian company with 75 years of history, with leading positions in the markets in which it operates: fuel distribution through Ultragaz and Ipiranga, production of specialty chemicals through Oxiteno and liquid bulk storage services through Ultracargo. Ultragaz is the leader in LPG distribution in Brazil with a 24% market share in 2012 and one of the largest independent LPG distributors in the world in terms of volume sold. We deliver LPG to an estimated 11 million households using our own vehicle fleet and our network of approximately 4,700 independent retailers in the bottled segment and to approximately 44 thousand customers in the bulk segment. Ipiranga is the second largest fuel distributor in Brazil, with a network of 6,460 service stations and a 22% market share in 2012. Oxiteno is one of the largest producers of ethylene oxide and its main derivatives in Latin America, a major producer of specialty chemicals and the sole producer of fatty-alcohols and related by-products in Latin America. Oxiteno has eleven industrial units in Brazil, Mexico, the United States, Uruguay and Venezuela and commercial offices in Argentina, Belgium, China and Colombia. Ultracargo is the largest provider of storage for liquid bulk in Brazil, with eight terminals and a storage capacity of 765 thousand cubic meters as of December 31, 2012.

The following chart simplifies our organizational structure as of December 31, 2012, showing our principal business units. For more detailed information about our current organizational structure, see “Item 4.C. Information on the Company — Organizational Structure.”

Our Strengths

Leading market positions across businesses

Ultragaz is the largest LPG distributor in Brazil. In 2012, Ultragaz’s national market share was 24%, serving approximately 11 million homes in the bottled segment and approximately 44 thousand customers in the bulk segment. For the year ended December 31, 2012, Ultragaz’s total volume of LPG sold was 1.7 million tons.

Ipiranga is the second largest fuel distributor in Brazil with a 22% market share in 2012, and a network of 6,460 service stations as of December 31, 2012. In addition to the service stations, Ipiranga’s network has approximately 2.5 thousand am/pm convenience stores and Jet Oil franchises. In 2012, Ipiranga focused on its strategy of expansion to the North, Northeast and Midwest regions of Brazil, where the consumption growth rate has been above the national average and the market share of Ipiranga is lower than that in the South and Southeast. The implementation of Ipiranga’s business model in its service station network allows it to offer a broad range of products and services, which benefits consumers and resellers. The volume of fuel sold by Ipiranga in 2012 was 23.4 million cubic meters.

Oxiteno is the largest producer of ethylene oxide and its principal derivatives in Latin America as well as a major producer of specialty chemicals. Our chemical operations supply a broad range of market segments, particularly crop protection chemicals, food, cosmetics, leather, detergents, packaging for beverages, thread and polyester filaments, brake fluids, petroleum and coatings. For the year ended December 31, 2012, Oxiteno sold 761 thousand tons of chemical products. In Brazil, Oxiteno competes principally against imports.

Ultracargo is the largest provider of storage for liquid bulk in Brazil, with eight terminals and storage capacity of approximately 765 thousand cubic meters as of December 31, 2012, with leading positions in the main ports in Brazil.

Robust business portfolio

Our operations encompass LPG and fuel distribution, the production of ethylene oxide and its derivatives and liquid bulk storage services. We believe our businesses provide us with increased financial capability and flexibility. Our business mix makes us less vulnerable to economic fluctuations and allows us to pursue growth opportunities as they arise in any of our business segments.

Highly efficient LPG distribution network

In addition to making direct sales of bottled LPG, Ultragaz is the only LPG distributor in Brazil with an exclusive network of independent dealers. This network is constituted of approximately 4,700 dealers who sell Ultragaz LPG bottles. This has enabled Ultragaz to control the quality and productivity of its dealers leading to a strong brand name recognition that we believe is associated with quality, safety and efficiency, and also to have frequent contact with LPG customers. In addition, Ultragaz was the first player to introduce LPG small bulk delivery in Brazil, with lower distribution costs than bottled distribution. Over the years it has built a strong client base.

Efficiencies in retail network logistics in addition to resale management know-how

We believe that the expertise in logistics and resale management that we have gained at Ultragaz is complemented by Ipiranga’s know-how in the same areas, thus maximizing efficiency and profitability at both companies.

Differentiated positioning in the fuel distribution sector

We believe that Ipiranga has a differentiated positioning in its sector, supported by a strong brand and ample coverage of products and services in its service stations to increase the convenience of the customer. These services and products include convenience stores, lubricant-changing service shops, Ipiranga-branded credit cards, and a set of initiatives that aim at enhancing customer’s convenience and loyalty.

Flexibility across the petrochemical cycle

Oxiteno is the largest producer of ethylene oxide and its principal derivatives in Latin America. In 2012, 96% of its ethylene oxide production was used internally in the production of ethylene oxide derivatives, which can be classified in two groups: specialty and commodity chemicals. Oxiteno is a major producer of specialty chemicals, which have traditionally higher margins and less exposure to petrochemical cycles than commodity chemicals. Oxiteno has also been heavily investing in the development of products derived from renewable raw materials, such as those produced at its oleochemicals unit, reducing its dependence on oil-based feedstock and expanding its product portfolio.

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

Strong operational track record

Our company has exhibited a solid operational track record. Our EBITDA presented an average compound annual growth of 21% from 1998 to 2012, in spite of the overall macroeconomic volatility in Brazil and in the world during this same period. See “Item 3.A. Key Information — Selected Consolidated Financial Data” for more information about EBITDA. Our net income attributable to shareholders of the company presented average compound annual growth of 25% from 1998 to 2012.

Experienced management team

We are led by a strong and experienced management team with a proven track record in the LPG and fuel distribution, petrochemical and specialized logistics industries. Our senior management team possesses an average of 24 years of experience in the company.

Alignment of interests

The members of Ultrapar’s management are relevant shareholders of Ultrapar and have variable compensation linked to performance and value generation to shareholders measured by Economic Value Added (EVA®) growth targets. Moreover, Ultrapar has consistently implemented improvements in corporate governance, such as being the first Brazilian company to grant 100% tag along right to all its shareholders, the separation of the roles of Executive Officer and Chairman of the Board of Directors and the constant and transparent interaction with the capital market, also being a founding member of the Latin American Corporate Governance Roundtable Companies Circle, a group dedicated to promote the corporate governance in Latin America.

In 2011, Ultrapar completed the implementation of its new corporate governance structure, further aligning our shareholders’ interests by converting all preferred shares into common voting shares. The Conversion resulted in all of our shares having identical voting rights, which allows our shareholders to actively participate in the decisions of the shareholders’ meeting, without (i) any limitation on voting rights, (ii) special treatment to current shareholders, (iii) required public tender offers for prices greater than the acquisition price of a controlling interest or (iv) any other poison pill provisions.

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

Maintain a strong relationship with our resellers in the LPG and fuel distribution business

We intend to preserve our strong relationship with dealers by keeping their distribution exclusivity and continuing to implement our differentiated incentive programs in Ultragaz and Ipiranga. We plan to continue to invest in training our dealers, in order to maximize efficiency, to further strengthen our relationship and to promote the high standards of our distribution network. In parallel, we plan to continue to increase our operational efficiency and productivity at Ultragaz and Ipiranga.

Continuously improve cost and capital efficiency in LPG and fuel distribution

We plan to continue to invest in the cost and capital efficiency of our distribution systems. Current initiatives include enhanced discipline with respect to our capital allocations and programs to revise Ultragaz’s distribution structure.

Increase market share in fuel distribution

We intend to benefit from a generally favorable outlook in the fuel distribution market as a result of an increasing light vehicle fleet in Brazil. Our sales strategy is to increase Ipiranga’s market share by converting unbranded stations to Ipiranga’s brand and by opening new service stations, focusing on the Midwest, Northeast and North regions of Brazil, where we have lower market share and where consumption growth is higher than the national average, given the lower car penetration and faster-growing household income in these regions. Ipiranga’s strategy also includes expanding its logistics infrastructure to support the growing demand for fuels in Brazil.

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

In 2010, as part of its differentiation strategy, Ipiranga opened bakeries within its am/pm stores and became Brazil’s largest bakery franchise chain. Over the year, it developed a new image, further strengthening the perception of being a convenience center always close to its consumer. In addition, Ipiranga increased its strategic partnerships to broaden the scope of the Km de Vantagens loyalty program and, accordingly, the benefits for its clients and resellers, including partners in the areas of entertainment, tourism and magazines, among others. The Km de Vantagens program reached over 11.4 million clients by the end of 2012.

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

In 2012, Ipiranga constituted, with Odebrecht TransPort Participações, a new company that operates in the segment of electronic payment for tolls, parking and fuels – ConectCar. Once installed on a vehicle’s windshield, ConectCar’s chip automatically opens toll gates at lower costs through a prepaid system with free enrollment. In addition, the chip may be used to purchase fuel as well as accumulate and redeem points of the Km de Vantagens program, points which will be acquired by ConectCar from Ipiranga. Ipiranga’s service station network is ConectCar’s main distribution and contact channel with car owners.

Invest in niche segments for LPG distribution

Ultragaz is strengthening its presence in the North and Northeast regions of Brazil by focusing on expanding to states, such as Pará and Maranhão, where it did not use to have significant operations and where LPG consumption is growing faster than Brazil’s national average rate. Ultragaz also expanded its portfolio by selling the propellant (Dymethyl-ether) DME, which was sold in Brazil exclusively through imports. Following its strategy of growing in niche markets, Ultragaz has expanded its participation in the use of LPG for localized heating, such as pre-heating of industrial furnaces, especially in steel and metallurgical plants, and in new applications in agribusiness, such as drying grains and plague control, with greater operational and economic efficiency.

Expand capacity at Oxiteno

We intend to maintain Oxiteno’s production capacity ahead of demand in Brazil. We also plan to continue our efforts to apply the best global practices to Oxiteno’s plants and production processes with a view to remain technologically competitive.

Continue to enhance product mix at Oxiteno

We increased Oxiteno’s capacity to produce a variety of value-added ethylene oxide derivatives and other specialty chemicals in order to optimize its sales mix across petrochemical cycles. Oxiteno’s investments in research and development have resulted in the introduction of 52 new products during the last three years. Oxiteno will continue to invest in research and development focused on developing new products to meet clients’ needs. In addition, we intend to focus Oxiteno’s sales in the Brazilian market, which allows us to have higher margins.

Maintain financial strength

We seek to maintain a sound financial position to allow us to pursue investment opportunities and enhance our shareholders’ return on their investment in our company. Our net debt position for the year ended December 31, 2012 was R$3,077 million, representing a 1.3 times net debt to EBITDA ratio. We have been consistently distributing dividends to our shareholders. During the five years ended December 31, 2012, we have declared yearly dividends representing an average of 61% of our net income.

Continue to grow our businesses

Our principal corporate goal is to enhance shareholder value and strengthen our market presence by growing our businesses. Historically, we have grown our businesses organically and through acquisitions, such as the acquisitions of Shell Gás, Ipiranga, União Terminais, Texaco, DNP, Repsol, Temmar and American Chemical, and we intend to continue this strategy.

We have also made several investments in the expansion of our existing operations. In Oxiteno, in the last five years, we invested in the expansion of our production capacity focusing on specialty chemicals and in starting production of specialty chemicals in the United States. In Ipiranga, organic investments were mainly directed to the expansion of our resellers’ network and logistics infrastructure. In Ultracargo, we started in 2010 an expansion plan to increase the capacity of our terminals in Suape, Santos and Aratu. We constantly analyze acquisition opportunities in the segments in which we operate and in complementary segments that could add value to our company.

Key Financial Information

The table below sets forth certain financial information for us and our principal businesses:

	Year ended December 31,
	IFRS
	2012	2011	2010	2009
	(in millions of Reais)
Net revenue from sales and services (1)
Ultrapar	53,919.4	48,661.3	42,481.7	36,097.1
Ultragaz	3,847.1	3,766.8	3,661.3	3,441.0
Ipiranga	46,832.8	42,223.9	36,483.5	30,485.8
Oxiteno	2,928.8	2,408.6	2,083.0	1,915.8
Ultracargo	300.9	266.9	293.3	336.6
EBITDA (2)
Ultrapar	2,405.4	2,032.3	1,855.3	1,449.6
Ultragaz	243.2	280.1	300.0	284.9
Ipiranga	1,640.1	1,353.5	1,148.6	837.9
Oxiteno	349.6	261.1	218.3	171.4
Ultracargo	144.9	118.2	144.7	111.1
Net income attributable to Ultrapar’s shareholders	1,011.0	848.8	765.3	437.1
Net cash (debt) (3)
Ultrapar	(3,077.0)	(2,779.3)	(2,175.7)	(2,131.8)

(1)	Segment information for Ultragaz, Ipiranga, Oxiteno and Ultracargo is presented on an unconsolidated basis. See “Presentation of Financial Information” for more information.
(2)	See footnote 6 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for a more complete discussion of EBITDA and its reconciliation to information in our financial statements.
(3)	See footnote 7 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for a more complete discussion of net cash (debt) and its reconciliation to information in our financial statements.

Distribution of Liquefied Petroleum Gas

Industry and Regulatory Overview

Liquefied petroleum gas (LPG) is a fuel derived from the oil and natural gas refining process. In Brazil, 80% of local demand in 2012 was produced in local refineries and the remaining 20% was imported. LPG has the following primary uses in Brazil:

•	Bottled LPG — used primarily by residential consumers for cooking; and

•

Bulk LPG — used primarily for cooking and water heating in shopping malls, hotels, residential buildings, restaurants, laundries, hospitals and industries, with several other specific applications to each industrial process.

The following chart shows the process of LPG distribution:

Historically, bottled LPG has represented a substantial portion of the LPG distributed in Brazil, and is primarily used for cooking. The use of LPG for domestic heating in Brazil is immaterial compared with its use in other developed and emerging countries, primarily because of Brazil’s generally warm climate. Consequently, demand seasonality throughout the year is relatively small. In addition, because LPG is not used to a significant extent for domestic heating in Brazil, overall consumption of LPG per capita is lower in Brazil compared to countries where domestic heating is a major element of LPG demand, making low distribution costs a major competitive differential in the Brazilian LPG market.

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

Currently, the LPG distribution industry in Brazil consists of 15 LPG distribution companies or groups of companies, and is regulated by the ANP. The LPG distribution industry includes purchasing nearly all its LPG requirements from Petrobras, filling LPG bottles and bulk delivery trucks at filling stations, selling LPG to dealers and end users, controlling product quality and providing technical assistance to LPG consumers. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Industry and Regulatory Overview — The role of the ANP.” LPG produced by Petrobras, which represented 80% of total LPG sold in Brazil in 2012, is transported in pipelines and by trucks from Petrobras’ production and storage facilities to filling stations maintained by LPG distributors. The balance is imported by Petrobras into Brazil and stored in large storage facilities maintained by Petrobras. The imported LPG is then transported from the storage facilities by pipeline and truck to the LPG distributors’ filling stations.

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

Since 2001, distributors have been allowed to freely establish retail prices, which were previously set by the Brazilian government. Until the end of 2001, the LPG refinery price charged by Petrobras to all LPG distributors was determined by the Brazilian government and was the same for all LPG distributors in all regions of Brazil. Historically, refinery prices have been subsidized by the Brazilian government. In 2002, the Brazilian government abolished subsidies to refinery prices and in January 2002, Petrobras started to freely price LPG in the domestic market, adopting the international price plus surcharges as its benchmark. However, the Petrobras refinery price of LPG is still subject to the Brazilian government influence when the government deems appropriate. Refinery prices of LPG in Reais remained unchanged from May 2003 to December 2007. In 2008, Petrobras increased the LPG refinery price for commercial and industrial usage by 15% in January, an additional 10% in April and 6% in July. In February 2009, Petrobras reduced the LPG refinery price for commercial and industrial usage by 5%. In January 2010, Petrobras increased the LPG refinery price for commercial and industrial usage by 6%. In 2012 and 2011, Petrobras’ average refinery price was US$508 and US$596 per ton, respectively, compared with the average international price of US$630 per ton per ton and US$779 per ton, respectively. LPG refinery prices for residential use have remained unchanged since 2003.

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

Ultragaz itself was required to requalify 13.8 million bottles before November 2006 and an additional 10.7 million bottles by November 2011. In 2012, Ultragaz requalified 2.3 million bottles and in 2013, Ultragaz expects to requalify approximately 2.5 million bottles.

Environmental, health and safety standards. LPG distributors are regulated by ANP and subject to Brazilian federal, state and local laws and regulations relating to the protection of the environment, public health and safety. The National Council of the Environment, or Conselho Nacional do Meio Ambiente — CONAMA, the Ministry of Labor, or Ministério do Trabalho, and the Ministry of Transport, or Ministério dos Transportes, are the primary regulators of LPG distribution at the federal level.

ANP and Brazilian federal and state environmental laws and regulations require LPG distributors to obtain operating permits from the state environmental agencies, from municipal authorities and from the fire department. In order to obtain such permits, distributors must satisfy regulatory authorities that the operation, maintenance and repair of facilities are in compliance with regulations and are not prejudicial to the environment and the community. In addition, regulations establish standard procedures for transporting, delivering and storing LPG and for testing and requalification of LPG bottles. Civil, administrative and criminal sanctions, including fines and the revocation of licenses, may apply to violations of regulations. Under applicable law, distributors are strictly liable for environmental damages.

The LPG industry and market are also subject to federal, state and local laws and regulations that prescribe occupational health and safety standards. In accordance with such laws and regulations, it is mandatory for distributors to prepare reports on their occupational health and safety records on an annual basis to the local office of the Ministry of Labor in each of the states in which they operate. In addition, they are also subject to all federal, state and local governmental regulation and supervision generally applicable to companies doing business in Brazil, including labor laws, social security laws and consumer protection laws.

Ultragaz

We distribute LPG through Ultragaz. Founded in 1937, we were the first LPG distributor in Brazil. At that time, Brazilians used wood stoves and, to a lesser extent, alcohol, kerosene and coal stoves. Ultragaz was the leading company by sales volume in the Brazilian LPG market as of December 31, 2012.

Ultragaz operates nationwide in the distribution of both bottled and bulk LPG, including the most highly populated states in Brazil, such as São Paulo, Rio de Janeiro and Bahia, and sells bottled LPG through its own retail stores and through independent dealers as well as its fleet of owned and leased trucks which operates on a door-to-door basis or on a scheduled/request delivery basis. Bulk LPG is serviced through Ultragaz’s own and leased truck fleet.

In August 2003, Ultragaz acquired Shell Gás, Royal Dutch Shell plc’s LPG operations in Brazil, for a total price of R$171 million. Shell Gás had about a 4.5% market share in Brazilian LPG distribution, selling 287,400 tons of LPG in 2002. With this acquisition, Ultragaz became the national market leader in LPG, with a 24% share of the Brazilian market in 2003. In October 2011, Ultragaz acquired Repsol’s LPG distribution business in Brazil for a total value of R$50 million, which includes R$2 million related to the net cash of the acquired company. In 2011, Repsol sold approximately 22 thousand tons of LPG. See “Item 4.A. Information on the Company — History and Development of the Company”.

Ultragaz has the following operating subsidiaries:

•	Companhia Ultragaz S.A., or Cia Ultragaz, the company that pioneered our LPG operations;

•	Bahiana Distribuidora de Gas Ltda., or Bahiana, which primarily operates in the Northeast region of Brazil;

•	Distribuidora de Gás LP Azul S.A., or LP Azul, (formerly Repsol), acquired in October 2011; and

•

Utingás Armazenadora S.A., or Utingás, a storage services provider that operates two facilities in São Paulo and Paraná. Utingás was incorporated in 1967 when Ultragaz and other LPG distributors joined to construct LPG storage facilities based in the states of São Paulo and Paraná. Ultragaz currently controls 57% of Utingás. See “— Storage of LPG.”

Markets and marketing. When Ultragaz began its operations, it served only the Southeast region of Brazil. Currently, Ultragaz is present in almost all of Brazil’s significant population centers. In the last five years, Ultragaz strengthened its presence in the North and Northeast of Brazil, selling LPG in the states of Pará and Maranhão, where it did not have significant operations and where LPG consumption has been growing faster than Brazil’s national average growth rate. Distribution of bottled LPG includes direct home delivery and retail stores, both carried out by Ultragaz or its dealership network mainly using 13 kg ANP approved bottles. In the case of Ultragaz, the bottles are painted blue, which we believe is an important element in recognizing the “Ultragaz” brand. Ultragaz’s operating margins for bottled LPG vary from region to region and reflect market share and the distribution channel in the region.

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

The table below shows Ultragaz’s sales of LPG to clients of bottled and bulk LPG:

	Year ended December 31,
Client category	2012	2011	2010
	(in thousands of tons)
Bottled LPG
Residential delivery by Ultragaz / Ultragaz owned retail stores	63.9	58.1	61.7
Independent dealers(1)	1,069.5	1,076.0	1,053.3

Total bottled LPG	1,133.5	1,134.1	1,114.9
Total bulk LPG	547.7	518.1	493.3

Total tons delivered	1,681.2	1,652.2	1,608.3

(1)	Includes residential deliveries and distribution through retailers’ stores.

Residential delivery has evolved during the last few years from primarily door-to-door to a primarily scheduled or phone-ordered delivery.

The LPG distribution is a very dynamic retail market where consumers’ habits change constantly, thus creating opportunities for the company. In order to follow market developments and differentiate itself from competitors, Ultragaz has developed and enhanced sales channels and payment methods. In the last decade, the company expanded the participation of Disk Gás (sale of LPG bottles by telephone), created the prepaid voucher system (Vale Ultragaz Eletrônico, which can be acquired at certain establishments such as supermarkets) and is also developing new ordering systems, such as the ability to order online and by mobile phone messages. These initiatives provide customers with greater convenience, add further value and generate logistic optimization to Ultragaz. The same principles are extended to the bulk segment, in which Ultragaz is a pioneer and has a leading position, and where it has been developing new usages for its products, such as localized heating for the ignition of industrial furnaces, mainly in iron and steel industries, and new applications in agribusiness, such as drying grains and plague control, with greater operational and economic efficiency. Also aiming to follow the consumption trends in the bulk segment, Ultragaz intensified its unique account billing service in residential condominiums, through which it provides individual gas bills.

In order to differentiate itself from its competitors, Ultragaz has been implementing initiatives directed to the end consumer and brand promotion. As part of these initiatives, Ultragaz developed programs like Ultragaz na sua rua (“Ultragaz in your street”) and Carreta Ultragaz, both aimed to increase interaction and proximity to customers through distribution of souvenirs and brochures containing safety tips and relevant information on LPG, cultural contests, culinary courses, and handicraft work courses as an alternative source of income, among others. Through its new brand positioning, Ultragaz also created “Ultragaz — especialista no que faz” (“Ultragaz — the specialist”), reinforcing the features of quality and differentiation of its products and services offered in a nationwide marketing campaign through magazines and radio advertisements. Initiatives carried out in 2012 to increase the proximity to consumers and promote the cultural encouragement among the low-income population include the Ultragaz Cultural (“Ultragaz cultural program”), Um piano pela estrada (“A piano on the road”) and Museu Itinerante Ultragaz (“Ultragaz Itinerant Museum”). The Ultragaz Cultural is a wagon turned into a movie theatre that travels throughout Brazil exhibiting movies. This program, launched in 2008, traveled to 70 cities in 22 different states until 2012, reaching approximately 100 thousand adolescents and children. In 2012, Ultragaz also presented the “Um piano pela Estrada” project in partnership with Mr. Arthur Moreira Lima, a renowned Brazilian pianist. This project reached

17 thousand people and traveled to 15 cities, in 11 Brazilian states providing contact with classical music for children assisted by philanthropic entities, public school students and the local communities. Another project performed in 2012 was “Museu Itinarante Ultragaz,” a free exhibition featuring 40 reproductions of famous paintings that visited 12 cities during the year, reaching around 11 thousand people.

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

In addition, Ultragaz leverages the widespread reach of its operations, which serves an average 11 million households per year, to disseminate educational campaigns for its communities. In partnership with the Federal Government, the Ministry of Health and the Childhood Brazil non-profit organization, it reached 16 million people over a period of 12 months of operations, by providing information about AIDS as well as curbing to prevent sexual exploitation.

Since 2009, Ultragaz has sponsored the implementation of educational programs of the “Junior Achievement” organization in Brazil. Junior Achievement is the world’s largest and oldest organization dedicated to educating students on employment opportunities, entrepreneurship and financial literacy through experiential learning and hands-on programs. In 2012, over 270 thousand teenagers of Brazilian public schools benefited from Ultragaz’s sponsorship.

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

Ultragaz delivers bottled LPG using a distribution network, which in 2012 included 58 points of sales, and approximately 4,700 independent dealers. In 2012, Ultragaz had a fleet of 247 vehicles for the delivery of gas bottles and 280 for bulk delivery. Ultragaz also maintains a call center which centralizes LPG bottle orders made through phone calls.

Bottled sales capacity derives from the number of bottles bearing Ultragaz’s brands. Ultragaz estimates that, as of December 31, 2012, there were 22.2 million 13kg bottles stamped with Ultragaz’s brands in the market.

Independent dealers. Ultragaz’s independent distribution network ranges from large dealers, which carry out extensive home delivery, to single retail stores, which sell small quantities of LPG bottles. Until the enactment of ANP Rule 297 on November 18, 2003, independent dealers needed only to be registered with ANP for the sale of LPG bottles. No licenses were required except for those required by the fire department and the municipal authorities. Rule 297 established that the independent dealers must be registered with ANP and comply with a list of prerequisites contained in such rule, as well as those required by law for the storage of bottles up to 90 kg. Also, each municipality sets forth its own safety regulations applicable to stores that sell LPG, including a minimum distance from certain locations, such as schools. For the year ended December 31, 2012, 94% of Ultragaz’s bottled LPG sales were made through independent dealers. The agreements entered into between Ultragaz and independent dealers require the use of the Ultragaz brand and the display of the Ultragaz logo in the delivery vehicles and on the uniforms worn by delivery personnel. Proprietary rights in the trademark and logo are retained by Ultragaz and are duly registered with the National Institute of Industrial Property (INPI — Instituto Nacional de Propriedade Industrial). All contracted dealers are Ultragaz’s exclusive representatives. Under the terms of the respective contracts, each dealer agrees not to deliver non-Ultragaz LPG bottles.

In order to strengthen the relationship with its network of independent dealers, Ultragaz has created Project SOMAR (Marketing Solutions Applied to Independent Dealers), as part of which it recommends changes to dealers’ operating procedures, helps to improve the efficiency of their operations and encourages their adoption of best practices.

In order to improve the efficiency of its network of independent dealers, other reseller relationship programs were implemented aiming at establishing guidelines of market best practices for its network focusing on operational excellence. The main initiative carried out since 2009 is Academia de Revendedores (Resellers Academy), which includes the training programs Formação em Gestão de Revendas (Reseller Management Education) and O especialista em atendimento (The specialist in serving). These programs seek to provide its resellers and their employees with critical skills to ensure an effective management in the LPG retail market and strengthen the qualification of its resellers’ network.

In 2012, Ultragaz continued these training programs, including the Programa de Qualificação de Revendas (Reseller Qualification Program), which seeks to standardize Ultragaz’s resellers’ best management practices, including brand standardization, management quality, and strict compliance with the laws applicable to the industry. Through an assessment process, resellers are classified into categories (blue diamond, diamond, golden, bronze and opportunity), allowing the participants to check their performance compared to Ultragaz’s excellence standards and stimulating constant improvement. In 2012, approximately 4 thousand resellers participated in the program – a significant increase compared to 2008, when the program began with approximately 700 resellers evaluated. Out of the resellers that participated in the program in 2012, 70% (or 2.8 thousand) were qualified as bronze or above, above the 65% verified in 2011, attesting their increased compliance with most of Ultragaz’s quality requirements. Ultragaz believes that improving the efficiency of independent resellers is a key factor for improving the profitability of the entire chain.

Distribution channels to bulk consumers. Large bulk distribution, classified by Ultragaz as consumption of more than five tons per month and constituted mostly of industrial users, is made by tanker trucks that deliver the LPG directly to the storage tanks located at the customers’ premises. Small bulk distribution, classified by Ultragaz as consumption under five tons per month and comprised of residential buildings and commercial users, and smaller industrial users, is made primarily by bob-tail trucks. Ultragaz uses the UltraSystem trade name in connection with its small bulk distribution through bob-tail trucks. Ultragaz makes bulk sales directly to customers using its own fleet and transportation provided by third-party transportation companies.

Payment terms. Ultragaz’s sales through its retail stores and through home delivery are made mainly on a cash basis. Ultragaz’s sales to independent dealers and to industrial and commercial users have payment terms of 20 days on average.

Bottle swapping centers. Pursuant to the Self-Regulatory Code, established in 1996 and approved by ANP, the LPG distributors have established nine operating swapping centers to facilitate the return of the bottles to the appropriate distributor. Under the Self-Regulatory Code, while LPG distributors may pick up any empty LPG bottles tendered by customers in exchange for full LPG bottles, whether or not such empty bottles were put in circulation by that distributor, after October 1997, LPG distributors were not permitted to refill third-party bottles. Accordingly, LPG distributors may deliver third-party bottles to a swapping center where such bottles may be exchanged for bottles placed in circulation by such LPG distributor. The swapping centers currently charge a fee of R$0.36 per exchanged LPG bottle. In areas where only one LPG distributor has a sizable market share, it is customary to use the facilities of that distributor as an unofficial swapping center.

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

Petrobras freely prices LPG in the domestic market, adopting the international price plus surcharges as its benchmark. However, the Petrobras refinery price of LPG is subject to the Brazilian government influence when the government deems appropriate. Refinery prices of LPG in Reais remained unchanged from May 2003 to December 2007. In 2008, Petrobras increased the LPG refinery price for commercial and industrial usage by 15% in January, an additional 10% in April and 6% in July. In February 2009, Petrobras reduced the LPG refinery price for commercial and industrial usage by 5%. In January 2010, Petrobras increased the LPG refinery price for commercial and industrial usage by 6%. In 2012 and 2011, Petrobras’ average refinery price was US$508 per ton and US$596 per ton, respectively, compared with the average international price of US$630 per ton and US$779 per ton, respectively. LPG refinery prices for residential use have remained unchanged since 2003. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Industry and Regulatory Overview — The role of the Brazilian government.”

Storage of LPG. On December 31, 2012, Ultragaz’s storage capacity was approximately 19 thousand tons, including Utingás’ storage capacity. Based on its 2012 average LPG sales, Ultragaz could store approximately three days of LPG supply. Accordingly, an interruption in the production of LPG may result in shortages, such as the one that occurred during the Petrobras strike in 1995.

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

Competition. Ultragaz’s main competitors are:

•

Supergasbras, formed by the merger of Minasgás S.A., founded in 1955, and Supergasbras S.A., founded in 1946, and controlled by SHV Energy, a major multinational LPG distributor, which operates through its two separate brands, Minasgás and Supergasbras;

•	Liquigás, which was acquired by Petrobras in June 2004 from the ENI Group and has been operating in the Brazilian LPG distribution sector for more than 40 years; and

•	Nacional Gás Butano, a Brazilian LPG distributor which has been present in the market for more than 45 years.

The following table sets forth the market share of Ultragaz and its competitors:

	Year ended December 31,
LPG Distributor	2012	2011	2010
Ultragaz	23.5%	23.2%	23.2%
Liquigás	22.6%	22.8%	22.3%
Supergasbras	20.9%	21.2%	22.1%
Nacional Gás Butano	19.0%	18.9%	18.7%
Others	14.0%	13.9%	13.8%

Total	100.0%	100.0%	100.0%

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

In 2009, given the economic downturn, Brazilian LPG market decreased by 1% compared to 2008, mostly driven by the bulk segment, which decreased 4% compared to 2008, while the bottled segment remained flat, given its resilient nature as an essential good. In 2010, the Brazilian LPG market increased by 3.7% compared to 2009, mainly as a result of the growth in the bulk segment, driven by the stronger economy. In 2011, the Brazilian LPG market increased by 2.5% compared to 2010, mostly driven by the volume sold in the bulk segment, which increased 3.5% compared to 2010, mainly as a result of the stronger economy. In 2012, the LPG market increased only 0.5% compared to 2011, mostly driven by the effect of lower economic growth over the bulk segment, mainly during the second half of 2012.

The following graph shows LPG sales volume for the Brazilian market and Ultragaz for the periods indicated:

Source: Sindigás (volume for 2009, 2010, 2011 and 2012 according to ANP)

Income tax exemption status. Pursuant to legislation which provides tax relief for businesses located in the northeast region of Brazil, Ultragaz benefits from a 75% income tax reduction at the Caucaia, Mataripe, Aracaju and Suape filling plants, having expired or expiring in 2012, 2013, 2017 and 2018, respectively. These tax reductions are approved by SUDENE (Superintendency for the Development of the Northeast). Income tax exemptions amounted to R$9.4 million and R$10.0 million for the years ended December 31, 2012 and 2011 respectively. We cannot guarantee that there will be no amendments to the current tax legislation. For further information see Note 9(c) to our consolidated financial statements. In the first semester of 2013, the subsidiary will request the extension of the recognition of the tax incentive for additional 10 years at the Caucaia filling plant, based on its increased production capacity investments.

Quality. We were the first Brazilian LPG distributor to receive ISO (International Standards Organization) certification for excellence in quality management. We were also the first LPG distributor in Brazil to be awarded with Prêmio Paulista de Qualidade, a well-recognized quality award in Brazil. In 2012, Ultragaz received several awards related to quality and management quality in different states in which it operates.

Fuel Distribution

Industry and Regulatory Overview

The Brazilian fuels market comprises the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene and natural gas for vehicles (NGV). In 2012, diesel represented 50% of the fuels distributed in Brazil, followed by gasoline, ethanol, fuel oils, NGV and kerosene, each of which represented 36%, 9%, 4%, 2% and 0.01%, respectively.

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

In December 2012, credit in Brazil reached 53% of GDP, compared to 49% in December 2011, 46% in December 2010, 45% in December 2009, 41% in December 2008 and 35% in December 2007 which, combined with an increase in disposable income and the decrease in relative prices of cars in Brazil, has had a positive effect on the sales of vehicles. According to ANFAVEA, the number of new light vehicles registered in Brazil increased by 6% to 3.6 million in 2012 compared to 2011, mainly as a result of the increased disposable income, availability of credit, and tax incentives to the automotive sector during the year. Consequently, the light vehicle fleet is estimated to have grown by 8% in 2012. Among the total light vehicles sold in 2012, 87% were flex-fuel vehicles, which have engines adapted to operate using either gasoline or ethanol, or by any combination of the two, 8% were gasoline-only fueled vehicles and the remaining 5% were diesel-only. Since the launching of flex-fuel vehicles in Brazil in 2003, 18.5 million flex-fuel cars were sold in Brazil.

Moreover, recent changes to legislation and inspection in the fuel distribution sector have helped to progressively curb unfair competition, creating a level playing field. These improvements should benefit the formal market by capturing the volume from the grey market.

According to ANP, the distribution of fuels (gasoline, ethanol and diesel) is made mainly through three channels as follows:

•	Service stations (77% of the market in 2012), which serve final retail consumers;

•	Large consumers (16% of the market in 2012), mainly industries and fleets; and

•	Retail - wholesale resellers — TRR (7% of the market in 2012), specialized resellers that distribute diesel to medium and small volume end-users.

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

All gasoline sold in Brazil must contain a certain proportion of anhydrous ethanol that can vary from 18% to 25%. In October, 2011, the Brazil’s Agriculture Ministry reduced the required percentage of anhydrous ethanol mixed with gasoline from 25% to 20%, which remains the current percentage as of the date of this annual report. According to the Brazilian government, the required percentage of anhydrous ethanol mixed with gasoline will return to 25% by May 1, 2013.

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

As of December 31, 2012, there were 231 fuel distributors authorized by ANP to operate in Brazil.

Supply. Petrobras is currently the only relevant supplier of oil derivatives in Brazil. There are currently 16 oil refineries in Brazil, of which Petrobras owns 12. Brazil’s total refining capacity in 2011, the last information available, was 348 thousand cubic meters per day, of which Petrobras accounted for 98%. Brazilian refineries are located predominantly in the South and Southeast regions of Brazil. The overall product yield for these refineries in 2012 was 39% diesel, 22% gasoline, 12% fuel oil, 7% LPG and 20% other products, including naphtha.

Ethanol is purchased from various producers. In 2012, there were more than 400 distilleries in Brazil, which produced approximately 23 million cubic meters of ethanol, 41% of which was anhydrous ethanol and the rest of which was hydrated ethanol. Brazil’s supply of anhydrous and hydrated ethanol is seasonal and depends on the sugarcane harvest. In 2012, 92% of such supply came from Central and Southern Brazil and the remainder of which came from Northern Brazil.

Biodiesel is purchased from the many producers of biofuels in Brazil, and can come from soy and tallow. As of December 31, 2012, there were 57 biodiesel producers, located predominantly in the Midwestern region. Brazil’s biodiesel production in 2012 was less than half of its total production capacity. Since January 2008, which was the first year of the Biodiesel Program, Petrobras has been required to purchase biofuels in auctions promoted by ANP and supply distributors with amounts of biodiesel corresponding to the proportional volume of diesel purchased. This policy aims to prevent distributors from selling diesel without including the minimum required amount of biodiesel.

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

From 2008 to 2010, Petrobras changed the prices of gasoline and diesel charged by refineries twice, and the Brazilian government simultaneously changed the CIDE tax in order to partially or fully offset the effect of the change in prices to the end consumer.

In October 2011, the Brazilian government reduced the percentage of anhydrous ethanol mixed into gasoline from 25% to 20%, due to a shortage of ethanol production. To avoid the gasoline price increase to the end consumer, the Brazilian government decided to simultaneously reduce the CIDE tax of gasoline A from R$230 per cubic meter to R$193 per cubic meter. In November 2011, Petrobras increased gasoline and diesel prices by 10% and 2%, respectively and, simultaneously, the Brazilian government reduced once more the CIDE tax of gasoline A to R$91 per cubic meter and that of diesel from R$70 per cubic meter to R$47 per cubic meter, therefore without affecting final consumer prices.

In June 2012, as a consequence of its increased requirements for importing oil products at prices above those practiced in Brazil, Petrobras increased gasoline and diesel prices by 3.9% and 7.8%,

respectively, and the CIDE tax of both products was simultaneously reduced to zero by the Brazilian government, offsetting the effect of the increase in prices. In July 2012, Petrobras further increased its refinery price for diesel by 6.2%.

Ethanol prices are deregulated, being freely charged by the ethanol producers. In order to curb unfair competitive practices in the ethanol sales, some measures have been taken by the government, supported by Sindicom members. In April 2008, it became mandatory for fuel producers and distributors, as well as TRRs, to issue electronic tax invoices in all the states of Brazil. In addition, in June 2008 the government, through the Brazilian Congress, enacted the Law 11,727/08, based on the Provisional Measure 425 (Medida Provisória 425), which came into force in October 2008. Under this law, two initiatives were imposed to prevent tax evasion: (i) increasing the proportion of collection of Social Integration Program Taxes (Programa de Integração Social - PIS) and Contribution for the Financing of Social Security Taxes (Contribuição para o Financiamento da Seguridade Social - Cofins) at distilleries from 25% to 40%, which is currently in place and (ii) requiring distilleries to install flow meters (medidores de vazão) to control the output of ethanol, which is still awaiting the definition of certain technical aspects to be implemented. In 2009, ANP started to track sales of methanol. The blending of methanol with ethanol is an example of product adulteration practiced by certain distributors or gas station owners, mainly in the State of São Paulo.

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

Since 1971, Petrobras has acted in the Brazilian fuel distribution market through its subsidiary BR. BR is the leader in the fuel distribution market, with market share of 34% in 2012, according to ANP.

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

Sindicom represents the interests of major Brazilian fuel distributors, which controlled 77% of the Brazilian fuel market in 2012. Sindicom was formed in 1941 and its primary purpose is to promote uniform standards for industry regulation and to provide a forum in which members can discuss matters affecting the industry. Sindicom represents its members in discussions before federal and state governmental bodies and presents its members perspectives on relevant laws and regulations, including those relating to taxation, operations, industrial and occupational safety and environmental protection.

During the 1990s, when the process of deregulation began in the fuel distribution sector in Brazil, a number of parties entered the market with a business model based on cost advantages derived from anticompetitive practices through fuel adulteration and tax evasion, including (i) diluting gasoline by mixing solvents or adding anhydrous ethanol in an amount greater than the permitted by applicable law (anhydrous ethanol has its taxation incorporated into gasoline “A” and is historically cheaper than gasoline), (ii) non-payment of federal taxes on fuels, taxes on gross revenues and state value-added taxes and (iii) selling anhydrous ethanol mixed with water as hydrated ethanol. Such practices have enabled these players, all of them non-Sindicom distributors, to increase their market share by charging artificially lower prices also based on artificially lower costs. Sindicom distributors, including Ipiranga, have taken, individually and collectively, a number of actions targeted at reducing or eliminating the effects of these anticompetitive and illegal practices. Among the actions taken were: (i) significant interaction with the Brazilian judiciary, including holding seminars for judges and prosecutors concerning the problems facing the industry and directly participating in tax litigation involving distributors that are not Sindicom members, (ii) sponsorship of the development of a chemical coloring solvent that according to ANP Resolution No. 36 must be added to anhydrous ethanol in order to prevent the addition of water (and later to be sold as hydrated ethanol), (iii) support of ANP resolution No. 5 that restricts the sale of hydrated ethanol by producers to distributors and prohibits sales by producers to resellers or end-consumers, (iv) support of ANP resolution No. 7 that forbids distributors to sell fuels to resellers operating under another brand, except for white-flag dealers, who operate without a brand, (v) contribution to the development of CODIF, a system that electronically controls the collection of value-added taxes on fuel sales, (vi) support in the implementation of electronic invoices at the federal level, concluded in 2008, (vii) support for ANP resolution No. 33, which established brand definition and the obligation of disclosing the origin of the fuels in order to inhibit certain distributors from using a fake brand (known as cloned stations), and (viii) the suggestion of several other measures, supported by ANP, including focusing the collection of PIS/COFINS—Social Integration Program Taxes and Contribution for the Financing of Social Security Taxes on distilleries and the installation of flow meters, which were included in Law 11,727/2008. As a result of these efforts, the more regulated market is leading to the weakening of the business model of lower prices based on artificially lower costs and unfair practices, creating a level playing field and increasing sales volume of the formal market. In 2012, 2011and 2010, the share of ethanol volume sold by Sindicom members over the total market remained practically stable, representing approximately 60%.

Environmental, health and safety standards. Fuel distributors are subject to Brazilian federal, state and local laws and regulations relating to environmental protection, safety and occupational health and safety licensing by the fire department and transportation. The National Environment Council — CONAMA — is the principal responsible for ruling and accepting matters with respect to the environment. Environmental state agencies and municipal departments are also responsible for establishing and supervising complementary laws and regulations within its areas of operation.

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

Ipiranga

Ipiranga was founded in 1937 and is currently the largest private player in the Brazilian fuel distribution market, with 22% market share and 6,460 service stations in 2012.

In 2012, Ipiranga distributed diesel, gasoline, ethanol, NGV, fuel oil, kerosene, lubricants and greases nationwide. In addition to a traditional fuel distribution business, Ipiranga has implemented a differentiation strategy, by offering other products and services at Ipiranga-branded service stations. This strategy has led to a significant and growing convenience store business, branded “am/pm,” as well as lubricant servicing businesses, “Jet Oil” and “Jet Oil Motos”, and other related products and services.

Markets and marketing. Until March 2009, Ipiranga only operated in the South and Southeast regions of Brazil. After the acquisition of Texaco, Ipiranga became a nationwide distributor and started to operate in the Northeast, North and Midwest regions of Brazil, regions where the fuel consumption grows above the national average rate, given the lower car penetration and faster-growing household income compared to other regions. Under the terms of the Ipiranga Group Transaction Agreements Petrobras had the exclusive right to use Ipiranga’s brand in the operating regions of the Northern Distribution Business for five years from the date of the acquisition of Ipiranga Group, which expired in April 2012,. Until then, Ipiranga operated under the Texaco brand in those regions. In November 2010, Ultrapar closed the acquisition of DNP, which distributes fuel in the states of Amazonas, Rondônia, Roraima, Acre, Pará and Mato Grosso through a network of 110 service stations, with 4% market share in the North region of Brazil in 2010. See “Item 4.A. Information on the Company — History and Development of the Company.” In 2012, Ipiranga continued its strategy to increase its scale of operations, adding 374 service stations through the conversion of unbranded service stations and the opening of new gas stations. Furthermore, Ipiranga ended 2012 with 231 eco-efficient service stations (Posto Ecoeficiente — service stations with a set of solutions that reduce the consumption of materials, natural resources and energy of these service stations, including the reduction of waste generated during the construction). Ipiranga is also focusing on the expansion of Jet Oil and am/pm franchises to enhance the service and convenience of consumers at the Ipiranga service stations.

Growth in the fuel distribution sector is directly influenced by GDP growth rates and by the size of the car fleet. The number of new vehicles registered in Brazil has grown consistently over the last four years. In 2009, despite the 0.6% decrease in GDP, a record level of car sales was registered in Brazil, as a result of the government reduction in taxes levied on car sales to encourage an increase in demand in the sector, as well as higher credit availability during the second half of the year. In 2010, 2011 and 2012, the automotive sector reached new sales records, mainly as a result of the increased disposable income and credit availability. See “Item 5.D. Operating and Financial Review and Prospects — Trend Information.” See “Item 4.B. Information on the Company — Business Overview — Fuel Distribution — Industry and Regulatory Overview.” Furthermore, legislative changes and inspection in the fuel distribution sector occurred in the last years have progressively curbed unfair competition, creating a level playing field in the Brazilian distribution market. Overtime, these improvements should benefit the formal market by capturing the volume from the grey market.

In 2012, approximately 3.6 million new light vehicles were registered according to ANFAVEA, an increase of 6% from 2011, with flex fuel cars representing 87% of the total light vehicles registered in 2012.

The total light vehicles fleet in Brazil as of December 31, 2011, according to ANFAVEA’s last available data, was 32.2 million.

In 2012, the fuel volume sold by Ipiranga grew by 8% compared to 2011, with (i) the combined sales volume of gasoline, ethanol and NGV increasing by 10%, driven by the growth in light vehicle fleet and investments made to expand its service station network, and (ii) diesel sales volume increasing by 7% in the period, as a result of the investments made to capture new clients and, to a lesser extent, the growth of the Brazilian economy, particularly in the retail and agricultural sectors.

Ipiranga’s sales volume from its service station network accounted for 71% of its total sales in 2012. As of December 31, 2012, there were 6,460 service stations operating under the Ipiranga brand, of which 737 had the land either owned by us or under a long term lease to us and 5,723 owned by third parties. In 2012, 89% of these service stations were located in urban, high population density areas, with the remaining 11% located in highways.

Distribution to large consumers represented 21% of Ipiranga’s sales in 2012. Ipiranga directly sold to 4,483 customers in 2012, including state and municipal governments, industries and cargo and passenger transportation fleet owners.

Ipiranga also sells diesel, lubricants, fuel oil and kerosene to 270 independent TRRs that redistribute these products to small and medium-sized companies throughout Brazil. Ipiranga’s TRR clients consist mostly of companies that have large fixed tanks at their facilities. These clients represented 8% of Ipiranga’s sales volume in 2012.

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

The table below shows Ipiranga’s sales by product:

	Year ended December 31,
	(in thousand cubic meters)
	2012	2011	2010
Client category
Diesel
Service station	6,523.7	6,000.4	5,524.9
Large consumers	4,606.1	4,514.0	4,178.7
Retail - wholesale resellers (TRR)	1,728.3	1,554.2	1,328.4
Total Diesel	12,858.1	12,068.6	11,032.0

Gasoline	8,087.2	7,128.6	5,866.8
Ethanol	1,732.3	1,785.8	2,482.8
Others	686.7	717.9	768.6

Total volume sold	23,364.3	21,700.9	20,150.2

Distribution infrastructure. Ipiranga operated through 85 storage terminals as of December 31, 2012 that were strategically located to facilitate fast and economic delivery of its products. There are two types of facilities: primary storage terminals, generally located near the coast and major cities, which are supplied by refineries through pipelines, and secondary storage terminals, which are mainly located inland, and are supplied by primary terminals by railroad or through road transportation for locations not accessible by railroad. Ethanol is supplied to the terminals, by road.

Ipiranga has its own fleet of trucks through its transportation company, Tropical, which was responsible for transportation of 29% of the volume of fuels sold by Ipiranga in 2012, with the remaining portion of the transportation provided by third parties.

Resellers. Ipiranga generally enters into three types of arrangements with resellers in which: (i) it owns land, equipment and buildings for a service station that it leases to an operator, (ii) a third party owns land, and leases it to Ipiranga and it constructs a service station facility or make improvements to an existing facility and leases the station to an operator and (iii) the operator or a third party owns the land and constructs a service station facility or makes improvements to an existing facility that is typically financed by Ipiranga. Under the terms of the contracts and in accordance with applicable law, each reseller operating under Ipiranga’s brand must purchase fuels exclusively from us. For the year ended December 31, 2012, 71% of Ipiranga’s volume sold was through resellers.

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

Ipiranga also establishes relationship programs with resellers’ employees, such as Clube Vip (VIP Club), to encourage the sale of added-value products and services, including credit cards, such as Cartão Ipiranga (Ipiranga private label credit card), Cartão Ipiranga Carbono Zero (Ipiranga Zero Carbon Card), premium gasoline and lubricants. Training programs are provided to these employees focusing on developing their knowledge about the business and their capacity for selling products and services.

Following the strategy of innovation in the retail segment through a differentiated customer service, in 2008 Ipiranga launched Ipirangashop.com, a service which is aimed to maximize potential business from the large flow of consumers at its fuel service stations and combines two sales channels: the sale of car-related products in its fuel service stations and on its e-commerce website, offering more than 40 thousand items. Ipirangashop.com was created in a partnership with Grupo Hermes, a large retailer in Brazil, which is in charge of the operational aspects of the service, including the purchase, inventory and delivery of the goods that are sold. Ipiranga, in turn, is responsible for marketing campaigns and for the implementation of Ipirangashop.com in its service station network and website.

In 2009, Ipiranga created Km de Vantagens, a pioneer customer loyalty program in the fuel industry that provides awards and benefits to customers and resellers. Ipiranga developed strategic partnerships to broaden the scope of the program and the benefits for its clients and resellers, including partnership in areas of entertainment, tourism, magazines and airline tickets, among others. By the end of 2012, Km de Vantagens had more than 11 million clients registered, becoming the largest loyalty program in Brazil.

In 2010, through its am/pm convenience stores, the largest convenience store network in Brazil, Ipiranga launched some initiatives to increase product offer through the launch of private label products, including energy drinks and snacks, and the expansion of the am/pm bakeries, providing to the resellers the benefit of an additional source of income, as well as strengthening the am/pm brand. Ipiranga ended 2012 with 1,377 am/pm stores.

The Jet Oil units, Ipiranga’s lubricant-changing and automotive service specialized network, ended 2012 with 1,091 franchises whereas Jet Oil Motos, the first specialized lubricant-changing and service network for motorcycles, reached 204 franchises.

In 2012, Ipiranga constituted, with Odebrecht TransPort Participações, a new company that operates in the segment of electronic payment for tolls, parking and fuels – ConectCar. Once installed on a vehicle’s windshield, ConectCar’s chip automatically opens toll gates at lower costs through a prepaid system with free enrollment. In addition, the chip may be used to purchase fuel as well as accumulate and redeem points of the Km de Vantagens program, points which will be acquired by ConectCar from Ipiranga. Ipiranga’s service station network is ConectCar’s main distribution and contact channel with car owners.

These strategic differentiation initiatives implemented by Ipiranga resulted in a better value proposition for customers and resellers, generating benefits for the whole chain – the consumer gets access to differentiated products, the reseller earns higher revenues, and the service station obtains a differentiated positioning, thus contributing for an increase in the company’s income.

In addition, we analyze our service stations and franchises’ results on a monthly basis and compare them to established marketing plans in order to recognize and implement improvements to our resellers’ network, as well as to identify resellers who surpassed their individual goals and, therefore, are eligible to be awarded under the incentive programs.

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

In 2012, due to investments in crops and less adverse climate conditions, sugarcane harvests were higher than that in 2011. Sugar prices in the international markets were higher than ethanol throughout the harvest period, therefore leading sugar production to reach a historical record in Brazil. In addition, the production of anhydrous ethanol also reached record levels, boosted by the strong domestic demand.

Storage of fuels. Ipiranga stores its fuels in large tanks at each of its facilities located throughout the regions in which it operates. Primary facilities receive fuels directly from Petrobras by pipeline and from distilleries by railroad and road transportation and secondary facilities are supplied by railroad and truck. See “Item 4.D. Information on the Company — Property, Plant and Equipment.” In 2012, Ipiranga’s storage capacity was 514,293 cubic meters. Based on its 2012 average sales, Ipiranga can store approximately eight days of fuel supply, in line with the average stock period of the fuel distribution industry. Accordingly, an interruption in the production of oil-based fuels for longer than that time period could result in shortages, such as the one that occurred during the Petrobras strike in 1995.

Competition. Ipiranga’s main competitors in 2012 were:

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

•

Alesat, a domestic Brazilian fuel distributor created in 2006 as a result of the merger of Ale and Satelite, is present in 21 states. In December 2008, Alesat acquired the fuel distribution business of Repsol YPF in Brazil, which had a 1% market share in 2008.

The following table sets forth the market share of Ipiranga and its competitors based on ANP data:

	Year ended December 31,
Distributor (1)	2012	2011	2010
Petrobras	33.8	34.7	34.4
Ipiranga(2)	21.5	21.4	20.7
Raízen(3)	17.7	17.6	17.9
Alesat(4)	3.9	3.8	3.8
Others	23.1	22.5	23.2

Total cubic meters	100.0	100.0	100.0

(1)	Volume sold of gasoline, ethanol and diesel.
(2)	Includes DNP’s volumes from November 2010 onwards.
(3)	Includes the volume sold by Esso and Shell prior to the closing of the joint venture.
(4)	Includes Repsol in all periods.

The retail market for gasoline, diesel and ethanol in Brazil is highly competitive, with similar products and relatively low margins. Therefore, our strategy is to differentiate ourselves in the market by offering value-added services to complement our main products, with the goal of becoming the preferred choice of customers.

In line with this strategy, in 2012, Ipiranga launched ConectCar. ConectCar fits into Ipiranga’s strategy of differentiation, offering more products and services in its service station network focused on convenience and practicality, generating benefits for its clients, retailers and for the company itself.

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

The following graph shows sales volumes for the Brazilian market and Ipiranga for the periods indicated:

(1)	Diesel, gasoline and ethanol (Source: ANP and Sindicom). Information provided by ANP and Sindicom are subject to retroactive adjustments and, therefore, can differ from the information contained herein.

Quality. In 1998, Ipiranga’s terminal in Londrina (PR), received the first ISO 14001 (Environmental Management System) certificate for a fuel distribution terminal in Latin America. In the same year, Ipiranga’s lubricant factory located in Rio de Janeiro obtained an ISO 9001 (Quality Management System). One year later, Ipiranga’s Betim Terminal obtained ISO 9001 and ISO 14001 certifications and in 2008 the OHSAS 18001 (Safety and Occupational Health Management System) certificate. These certifications have been reaffirmed on a yearly basis. Furthermore, since 2002, Ipiranga has adopted its own environmental management system through a program named SIGA, which applies what we believe to be the highest international standards to its policies and practices. Initially focused only on environmental initiatives, in 2009 the program expanded its scope to include areas such as safety, health, quality and social responsibility, in order to align the operations of its terminals to a broader vision of sustainability, becoming SIGA+ (Ipiranga’s management system applied to health, safety, environment, quality and social responsibility). The program has also included, since 2010, audits to verify the results of its implementation and to identify areas of improvement. Since then, SIGA+ grew from 23 operational units audited in 2010 to 35 in 2012, including all owned storage terminals and joint-operated terminals operated by Ipiranga.

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

In 2012, there were about 50 second generation companies operating in Brazil, including Oxiteno. The intermediate petrochemicals are produced in solid form (as plastic pellets or powders) and in liquid form and are transported through roads, railroads or by ship to third generation companies.

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

Oxiteno

We operate in the chemical sector through the second generation company, Oxiteno, a wholly owned subsidiary of Ultrapar and major producer of specialty chemicals. Oxiteno is the only producer of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers and methyl-ethyl-ketone in Brazil, as well as the only producer of fatty alcohol in Latin America. Besides a plant in Venezuela, Oxiteno is the only ethylene oxide producer in South America. Its products are used in a broad range of industrial sectors, such as cosmetics, detergents, crop protection chemicals, polyester, packaging, coatings and oil industry. During the year ended December 31, 2012, Oxiteno sold 761 thousand tons of chemical and petrochemical products.

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

Ethylene
Oxygen
Phenol
Methyl Alcohol
Ethyl Alcohol
Butyl Alcohol
Propylene Oxide
ETHYLENE OXIDE
Ethylene Glycols MEG, DEG, TEG
Phenylglycol Ethers ULTRASOLVE® P 240 A
Methylglycol Ethers
Ethylglycol Ethers
Butylglycol Ethers
Polyols ETOL®
Ethylene Oxide
Engine Coolants ULTRAFLUID® AC
Polyethylene Glycols ULTRAPEG®
Glycol and PEG Esters ALKEST®
Brake Fluids ULTRAFLUID® D
Acetic Acid
Ethylglycol Acetate
Acetic Acid
Butylglycol Acetate
Ethylene Oxide Propylene Oxide
EO/PO Alcohols ULTRARC®
Fusel Oil
Natural Alcohol AIP
Acetic Acid
Natural Alcohol Acetates AAIP
Butene
sec-Butyl Alcohol SBA
Methylethylketone MEK
Acetic Acid
sec-Butyl ULTRASOLVE® M1 200
Ammonia
Nonene
Phenol
Nonylphenol
Bisphenol
Fatty Amines
Vegetable Oils
ETHYLENE OXIDE
Ethanolamines MEA, DEA, TEA
Vegetable Oils
Alkanolamides ALKOLAN®
Ethoxylated Nonylphenols ULTRANEX® NP
P_2O_5
Phosphoric Esters ALKIFOS®
Ethoxylated Bisphenols ULTRATINT® BP
Ethoxylated Fatty Amines ULTRAMINA®
Ethoxylated Vegetable Oils ULTRAMONA®, SUFORM® R

Commodity products. The following are Oxiteno’s principal commodity products and their principal uses and markets:

Ethylene oxide. Ethylene oxide is a colorless and highly flammable gas at room temperature and atmospheric pressure. Ethylene oxide is produced in a continuous production process by gaseous phase catalytic partial oxidation of ethylene by oxygen at high temperature and pressure. In 2012, Oxiteno used 96% of its ethylene oxide production in the production of derivatives and sold the remaining 4% to other chemical companies.

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

Domestic sales. The Brazilian petrochemicals industry seeks to prioritize demand from the domestic market, where there is greater value added, although sales are also made to the overseas market. While Oxiteno sells the larger part of its commodities and specialty chemicals in Brazil, production capacity exceeds domestic market demand, with Oxiteno exporting surplus production to more than 40 countries in Asia, Latin America, Europe and North America. Oxiteno maintains production capacity above local demand for strategic reasons. For the years ended December 31, 2012, 2011 and 2010, 29%, 28% and 29% of Oxiteno’s net sales, respectively, were from sales outside Brazil. For the years ended December 31, 2012, 2011 and 2010, 27%, 27% and 29% of Oxiteno’s sales volume, respectively, were from sales outside Brazil. In the Brazilian market, mono-ethylene glycol, or MEG, produced by Oxiteno, is sold mainly to chemical companies that manufacture polyester fiber, which is used to produce a variety of fabrics, and is also sold to producers of polyethylene terephthalate, or PET, which is a polymer used to make packaging, such as soft drink bottles.

The following table shows Oxiteno’s domestic market sales volume by market segment for the period indicated:

	Year Ended December 31,
Market sector	2012	2011	2010
	(in thousand tons)
Polyester	110.9	57.6	35.1
Cosmetics and detergents	108.9	103.3	105.1
Crop protection	104.1	94.5	101.7
Distributors	56.2	56.4	61.8
Coatings	48.9	48.1	48.2
EO / DOT (brake fluids)	34.0	30.4	31.8
Performance Products (1)	30.3	24.0	25.9
Glycols	27.9	27.5	33.9
Oil and Gas	26.0	30.9	34.1
Others(2)	5.8	6.2	5.2

Total Brazilian market	553.1	478.7	482.8

(1)	Includes food, civil construction, textiles, leather and paper.
(2)	Includes mineral oils and polymers.

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

The following table sets forth Oxiteno’s sales by volume for each geographic market served by Oxiteno in the periods indicated:

	Year Ended December 31,
Breakdown of sales volume outside Brazil	2012		2011		2010
	(in thousand metric tons and percentage of the total)
From Oxiteno Brazil
Mercosur (not including Brazil)	56.3	27%	49.1	27%	58.8	29%
Asia	21.0	10%	11.2	6%	15.0	7%
NAFTA	20.0	10%	16.4	9%	19.7	10%
Europe	11.3	5%	9.6	5%	19.4	10%
Other	13.6	7%	11.1	6%	13.5	7%
Sub-Total	122.2	59%	97.3	54%	126.5	63%
From Oxiteno Mexico
Mexico	39.7	19%	39.6	22%	32.6	16%
USA	17.0	8%	18.5	10%	13.9	7%
Other	6.6	3%	6.5	4%	8.8	4%
Sub-Total	62.2	30%	64.5	36%	55.3	27%
From Oxiteno Andina
Venezuela	15.8	8%	16.8	9%	16.6	8%
Other	1.0	0%	2.3	1%	3.0	1%
Sub-Total	16.8	8%	19.1	11%	19.6	10%
From Oxiteno Uruguay
Uruguay	1.8	1%
USA	0.2	0%
Other	4.9	2%
Sub-Total	6.9	3%
From Oxiteno USA
USA	0.3	0%
Sub-Total	0.3	0%

Total	208.4	100%	180.9	100%	201.3	100%

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

For the year ended December 31, 2012, Oxiteno Mexico’s sales volume totaled 62,216 tons, representing a 4% decrease compared to the year ended December 31, 2011, and a 19% compound average growth rate over 2004, the first year that its plants operated under Oxiteno’s management. We believe Oxiteno Mexico’s success represents a positive step in our expansion outside Brazil, and also strengthens Oxiteno’s brand.

In September 2007, Oxiteno acquired 100% of the shares of Arch Andina in Santa Rita, Venezuela (renamed Oxiteno Andina). For the year ended December 31, 2012, Oxiteno Andina’s sales volume totaled 16,766 tons. See “Item 4.A. Information on the Company — History and Development of the Company.”

In April 2012, Oxiteno acquired a specialty chemicals plant in Pasadena, Texas. For the year ended December 31, 2012, sales volume from the plant totaled 320 tons. See “Item 4.A. Information on the Company — History and Development of the Company.”

In November 2012, Oxiteno acquired of 100% of the shares of American Chemical, a Uruguayan specialty chemicals company. For the year ended December 31, 2012, American Chemical’s sales volume totaled 6,934 tons (from November 2012, when it was consolidated under Oxiteno). See “Item 4.A. Information on the Company — History and Development of the Company.”

As part of our strategy to grow outside of Brazil, we opened commercial offices in Argentina in 2006, in Belgium in 2008, in Colombia in 2011 and in China in 2012.

In most cases, Oxiteno’s sales prices for its commodity chemicals in the export markets are based on international prices. International spot prices are established by reference to published data regarding the price at which industry participants have sold the relevant product. In general, Oxiteno’s operating margins on products manufactured in Brazil and sold in the international market are lower than operating margins for similar products sold in the domestic market. Nevertheless, Oxiteno deems it important to maintain a presence in international markets and is focused on expanding its presence in other specialty chemicals markets by opening international commercial offices. Oxiteno intends to shift sales to the domestic market as local demand for its products increases, but will continue to export and will maintain its presence in the international market.

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

In 2012, Oxiteno’s main customers in the domestic market included MEGlobal, which mainly purchases glycols, Monsanto, which mainly purchases ethanolamines, Syngenta and Indústrias Gessy Lever Ltda. (Unilever), which mainly purchase surfactants. In the international market, Oxiteno sells both to industrial customers, including Unilever Argentina, Procter&Gamble, and Syngenta, as well as trading companies and other third-party distributors. In 2012, Oxiteno’s ten largest customers accounted for 32% of its net sales. No single customer accounted for more than 6% of Oxiteno’s net sales in such year.

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

Oxiteno’s principal competitors are Shell Chemical, Dow Chemical, LyondellBasell, Clariant, BASF S.A., Rhodia and Stepan.

Research and development. Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. As of December 31, 2012, 91 employees of Oxiteno were engaged in research and development and engineering activities. Oxiteno’s research and development expenditures in 2012, 2011 and 2010 were R$24 million, R$22 million and R$19 million, respectively. In 2004, Oxiteno founded its own “Science and Technology Council”, with six of the world’s major specialists in surfactants as members. These specialists, with experience in the surfactant industry or in the academic environment in the US, Europe and Latin America, follow the trends and opportunities in the sector. Since 2004, the council, currently composed of five specialists, has met once a year in São Paulo to analyze Oxiteno’s research and development project portfolio, as well as the management methodology applied. Their recommendations enable Oxiteno to improve its research and development activities’ efficiency, as well as to broaden the reach of its partnerships with international entities.

Oxiteno’s investments in research and development have resulted in the introduction of 52 new applications for its products during the last three years. Oxiteno will continue to invest in research and development focused on developing new product applications to meet clients’ needs.

Raw materials. Oxiteno’s principal raw material is ethylene. For the year ended December 31, 2012, ethylene was responsible for 36% of Oxiteno’s variable costs of production and 31% of its total cost of sales and services. Among Oxiteno’s other raw materials, the principal materials include palm kernel oil, C4, butyl alcohol, primary fatty amine and phenol. Supply of ethylene constitutes an entry barrier for new ethylene oxide producers in the country since the current production capacity of ethylene by Brazilian crackers is committed to existing second generation companies, including Oxiteno, and significant investments are needed for the construction of a new cracker. Additionally, ethylene’s transport and storage is complex and expensive because it must be kept at a temperature below -200 degrees Fahrenheit (-100 degrees Celsius) during transportation and storage, therefore importing and exporting of ethylene is generally uneconomical. Accordingly, the naphtha crackers, such as Braskem, are largely dependent for their sales upon the second generation petrochemical companies, such as Oxiteno, located in the respective petrochemical complexes.

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

Oxiteno has a supply agreement with Braskem which establishes a minimum quarterly consumption level of ethylene Oxiteno is required to purchase and the conditions for the supply of ethylene until 2021 at the Camaçari plant. The current minimum purchase commitment is 205 thousand tons of ethylene and a maximum of 220 thousand tons of ethylene per year. Should the minimum purchase commitment not be met, Oxiteno would be liable for a fine of 40% of the current ethylene price for the quantity not purchased.

In August 2008, Oxiteno signed an ethylene supply agreement with Quattor (which now is owned by Braskem) that expires in 2023 at the Mauá plant. The contract establishes and regulates the conditions for the supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. The minimum purchase commitment is subject to proportional reduction in the case of scheduled shutdowns in the supplier’s and/or Oxiteno’s facilities.

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

The following table shows the average ethylene prices referenced to the North-Western Europe (NWE) contract prices:

NWE
(US$/ton)
2012
First Quarter	1,593
Second Quarter	1,660
Third Quarter	1,471
Fourth Quarter	1,661
Maximum Price in Year	1,770
Minimum Price in Year	1,269
Year Average	1,596
2011
First Quarter	1,569
Second Quarter	1,734
Third Quarter	1,565
Fourth Quarter	1,484
Maximum Price in Year	1,755
Minimum Price in Year	1,422
Year Average	1,588
2010
First Quarter	1,263
Second Quarter	1,224
Third Quarter	1,225
Fourth Quarter	1,328
Maximum Price in Year	1,335
Minimum Price in Year	1,182
Year Average	1,260

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

Other raw materials. For the year ended December 31, 2012, other raw materials, such as palm kernel oil, C4, butyl alcohol, acetic acid, nonene, phenol, primary fatty amine, ethanol, oxygen, base oils, ammonium and other accounted for approximately 35% of Oxiteno’s variable costs and 30% of its total costs of sales and services.

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

Income tax exemption status. Pursuant to legislation that provides tax relief for businesses located in the northeast region of Brazil, Oxiteno benefits from a 75% income tax reduction approved by SUDENE (Superintendency for the Development of the Northeast) at both Camaçari plants, one for Oxiteno Nordeste and the other for Oleoquímica, expiring in 2016 and 2022, respectively. Income tax exemptions amounted to R$29.7 million and R$14.2 million for the years ended December 31, 2012 and 2011, respectively. We cannot guarantee that there will be no amendments to the current tax legislation. For further information see Note 9(c) to our consolidated financial statements.

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

Oxiteno developed an important project to increase the use of renewable raw materials, the oleochemical unit, which uses palm kernel oil, extracted from the palm seed, to produce fatty alcohols and its by-products. After the start-up of the oleochemical unit, the share of renewable raw materials in Oxiteno’s raw materials total costs reached 21% in 2012, compared with 8% in 2007. In 2010, Oxiteno joined the Roundtable on Sustainable Palm Oil, an organization that works to regulate the sustainable plantation of palm, aiming to strengthen its regional leadership and its sustainability practices.

Storage services for liquid bulk

Ultracargo

Ultracargo is the largest provider of storage for liquid bulk in Brazil. Ultracargo’s main differentiating characteristic is the strategic location of its facilities, located close to the main Brazilian ports and rail junctions in Brazil. Ultracargo stores and handles liquid bulk, mainly chemicals, fuels and vegetable oil. Ultracargo also offers ship loading and unloading services, the operation of pipelines, logistics programming and installation engineering. Ultracargo’s ten largest clients accounted for 71% of its revenues in 2012, with its three largest clients, Braskem, Petrobras and Oxiteno accounting for 24%, 11% and 7%, respectively, of Ultracargo’s revenues. Ultracargo’s strategic location of its operations, close to the main Brazilian port terminals, railroad junctions and roads, is one of the company’s main strengths and a key driver of integrated services profitability. The latest available data shows that Ultracargo accounted for 68% of all tank capacity for liquids at the Aratu port in the State of Bahia, which serves South America’s largest petrochemicals complex. The company is also present in the port of Santos, in the state of São Paulo, which was responsible for 26% of the Brazilian foreign trade in 2012. The Santos terminal, which started operating in mid-2005, has become the largest storage facility operated by Ultracargo after the integration of the terminals acquired from União Terminais in 2008. In

December 2009, with the acquisition of Puma, Ultracargo added 83.4 thousand cubic meters to its current capacity. In May 2012, Ultracargo acquired a liquid bulk storage terminal in Itaqui port, in the State of Maranhão, that added 55 thousand cubic meters to Ultracargo’s current capacity. See “Item 4.A. Information on the Company — History and Development of the Company.”

As of December 31, 2012, Ultracargo operated storage facilities with a capacity of 765 thousand cubic meters. Ultracargo’s history is one of pioneering logistics solutions in the Brazilian market. In July 2010, Ultrapar sold Ultracargo’s in-house logistics, solid bulk storage and road transportation businesses, with the transfer of shares of AGT and Petrolog to Aqces. This transaction allowed Ultracargo to focus exclusively on its liquid bulk storage business, a segment in which it has a leadership position. See “Item 4.A. Information on the Company — History and Development of the Company.”

Storage. Ultracargo primarily provides storage services for liquid bulk, especially chemicals, fuels and vegetable oil. Ultracargo provides storage facilities to Braskem and most of the second-generation petrochemical companies in the Northeastern Petrochemical Complex, including Oxiteno. Transactions between Ultracargo and Oxiteno are carried out strictly on an arm’s-length basis. At the end of 2003, Ultracargo maintained four liquid bulk storage terminals — in Aratu in the state of Bahia, in Paulínia and Santos in the state of São Paulo, and in Suape in the state of Pernambuco. In late 2004, Ultracargo completed construction of an intermodal terminal in Montes Claros, in the state of Minas Gerais. With the acquisition of União Terminais in 2008, Ultracargo also started to operate in Paranaguá, in the state of Paraná, and in Rio de Janeiro, in the state of Rio de Janeiro. Since August 2012, Ultracargo has been operating in Itaqui, in the State of Maranhão. In 2012, Ultracargo sold to Ipiranga a liquid bulk terminal for fuels in Montes Claros in the state of Minas Gerais.

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

In 2012, Ultracargo added 101 thousand cubic meters to its liquid bulk storage capacity through: (i) the acquisition of Temmar, which added 55 thousand cubic meters and (ii) the expansion of its terminals in Aratu and Santos that added 46 thousand cubic meters. In 2013, we expect that Ultracargo will add additional 26 thousand cubic meters to its liquid bulk storage capacity in the Aratu and Santos terminals, as part of the expansion plan announced in 2010. See “Item 4.A. Information on the Company — History and Development of the Company.”

Income tax exemption status. Pursuant to legislation which provides tax relief for businesses located in the northeast region of Brazil, Ultracargo benefits from a 75% income tax reduction approved by SUDENE (Superintendency for the Development of the Northeast) in its Aratu terminal, valid through 2012, and in its Suape terminal, valid through 2020. Income tax exemption amounted to R$4.4 million and R$4.0 million for the years ended on December 31, 2012 and 2011, respectively. We cannot guarantee that there will be no amendments to the current legislation. For further information see Note 9(c) to our consolidated financial statements. In April 2013, Ultracargo requested the extension of the recognition of tax incentives for additional 10 years at the Aratu terminal, based on the investments made in the modernization and expansion of this terminal over the last years.

Quality. In 2007, Ultracargo’s terminal in Aratu obtained an ISO 14000 certification. In 2006, Ultracargo completed its ISO 9001:2000 recertification process. The evaluation process occurred under a unified Quality Management System for the entire country. Paulínia terminal obtained the ISO 14000 certification in 2004 and underwent re-certification process in 2009. The adequate treatment of the environment as a central element of Ultracargo’s strategy is also present in the Santos terminal, designed and built to meet the highest safety and environmental standards, consequently obtaining the ISO 14001 certification in 2007 and OHSAS 18001 in 2009. In 2011, Suape terminal obtained an ISO 14000 certification. In 2012, Suape and Aratu terminals obtained OHSAS 18001 certification.

Oil Refining

RPR consists of a refinery in the city of Rio Grande, in the state of Rio Grande do Sul, in the Southern region of Brazil. The refinery’s nominal capacity is 17,000 barrels per day, and its principal products include gasoline, diesel, naphtha, fuel oil, LPG, kerosene, maritime bunker, asphalt and special solvents. In 2012, the average production of the refinery was 16,058 barrels per day, which represented 94% of the refinery’s nominal capacity, and less than 1% of the total Brazilian oil refining capacity, according to ANP data. Ultrapar currently owns approximately one third of the capital of RPR. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Ipiranga Group.” RPR’s results have been proportionally consolidated into Ultrapar’s financial statements since the acquisition of Ipiranga Group. Results generated by the oil refining operations are not significant to Ultrapar. In 2012, EBITDA from RPR operations consolidated into Ultrapar’s EBITDA amounted to R$13.4 million, corresponding to less than 1% of Ultrapar consolidated EBITDA for the year.

In 2009 and 2010, RPR’s results benefited from relatively stable oil prices. In 2011 and 2012, RPR faced a more challenging operating scenario, due to costly raw materials and selling prices that have not followed these variations. No assurance can be given that market conditions will change throughout this year. See “Item 4.A. Information on the Company — History and Development of the Company.”

Insurance

We maintain insurance policies covering all the facilities of our wholly owned subsidiaries, which we consider appropriate to cover the risks to which we believe we are exposed, including but not limited to loss and damage from fire, lightning, explosion of any nature, windstorm, plane crash and electrical damage. The maximum indemnification amount per event, including business interruption, based on the maximum possible loss that could result from specific location, is US$1,202 million, as of December 2012.

We have general liability insurance that covers all our wholly owned subsidiaries with coverage of up to a maximum of US$400 million for losses and damage incurred by third parties as a result of any accidents that occur in connection with our commercial/industrial operations and/or the distribution and sale of our products and services.

Since March 2013, we maintain liability insurance policies to indemnify our directors, executive officers of Ultrapar and its subsidiaries and members of the fiscal council in the total amount of US$50 million, which covers liabilities resulting from wrongful acts, including any act or omission committed or attempted by a person acting in his or her capacity as director, executive officer of Ultrapar and its subsidiaries and member of the fiscal council or any matter claimed against such directors, executive officers of Ultrapar and its subsidiaries and members of the fiscal council solely by reason of his or her serving in such capacity, except if the act, omission or the claim is consequence of gross negligence or willful misconduct of such directors, executive officers of Ultrapar and its subsidiaries and members of the fiscal council.

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

C. Organizational Structure

The following chart shows our organizational structure for our principal subsidiaries as of December 31, 2012:

(1)	Percentages represent approximate ownership of voting share capital and total capital (voting capital/total capital).
(2)	Non-controlling interests in Utingás are mainly held by Liquigás Distribuidora S.A. and SHV Gas (31% and 8% of total capital, respectively).
(3)	Other shareholders of RPR are Petrobras and Braskem, each holding 1/3 of the shares.
(4)	União Vopak – a company jointly owned by Tequimar and Vopak Brasil S.A.

We conduct our LPG distribution business through Ultragaz, which subsidiaries are Cia Ultragaz, Bahiana and Utingás. Cia Ultragaz operates in the business of distribution of LPG, primarily in the South, Southeast and Midwest regions of Brazil. Bahiana operates in the business of distribution of LPG, primarily in the Northeast regions of Brazil. Utingás is an LPG storage company, with facilities in the states of São Paulo and Paraná.

We conduct our fuel distribution business through Ipiranga, represented by our wholly-owned subsidiary IPP, except for IPP’s subsidiaries that operates in the LPG distribution business, as described above. Ipiranga covers the distribution and marketing of petroleum products, fuel ethanol and NGV throughout Brazil. IPP also owns am/pm brand in Brazil and Tropical, which provides transportation services for Ipiranga and other fuel distributors.

We conduct petrochemical and chemical activities through our wholly-owned subsidiary, Oxiteno. Oxiteno operates in the petrochemical and chemical sector directly and through its subsidiaries, Oxiteno Nordeste, Oleoquímica, EMCA, Oxiteno Mexico and Oxiteno Andina. Oxiteno directly operates plants located in the state of São Paulo. Oxiteno Nordeste operates plants located in Camaçari, in the state of Bahia, and in Triunfo, in the state of Rio Grande do Sul. Oleoquímica and EMCA also operate in the Camaçari plant. Oxiteno Mexico operates three plants in Mexico and one plant in the United States through Oxiteno USA. Oxiteno Andina operates one plant located in Venezuela. Oleoquímica is the subsidiary through which we built a fatty alcohol plant in Camaçari. American Chemical, acquired in November 2012, operates one plant located in Uruguay.

We conduct liquid bulk storage business through our wholly-owned subsidiary, Ultracargo, which operates through its subsidiaries, Tequimar and Temmar. Tequimar maintains storage facilities at seven port terminals, of which two are located near the main petrochemical complexes in Brazil, Camaçari and São Paulo. Temmar maintains storage facilities at one terminal located in Itaqui, in the state of Maranhão.

Except for Oxiteno Mexico, Oxiteno Andina, Oxiteno USA and American Chemical, all of our material subsidiaries are incorporated under the laws of Brazil.

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

The following table sets forth the total storage capacity, total filling capacity during 2012 and the 2012 average filling utilization for each of Ultragaz’s primary and secondary filling stations and satellite stations.

Base	Type	Total storage capacity	Filling capacity		2012 average filling utilization rate
		(in tons)	(in tons per month)
Capuava	Primary	720	14,449		80%
Santos	Primary	2,400	3,608		76%
São José dos Campos	Primary	960	4,813		81%
Rio de Janeiro	Primary	500	5,850	(1)	82%
Barueri	Secondary	1,500	5,850		83%
Araraquara	Satellite	60
Mauá	Satellite	720
Pouso Alegre	Satellite	60
Paulínia	Primary	2,250	9,982		95%
Araucária	Primary	240	9,693		83%
Canoas	Secondary	600	4,750		79%
Betim	Secondary	480	6,402	(1)	111%
Imbiruçu	Satellite	372
Ribeirão Preto	Secondary	180	4,646		97%
Goiânia	Secondary	360	4,212		89%

Base	Type	Total storage capacity	Filling capacity		2012 average filling utilization rate
		(in tons)	(in tons per month)
São José do Rio Preto	Satellite	60
Araçatuba	Satellite	180
Bauru	Satellite	60
Cascavel	Satellite	120
Londrina	Satellite	60
Blumenau	Satellite	60
Chapecó	Satellite	60
Florianópolis	Satellite	60
Joinville	Satellite	60
Caxias do Sul	Satellite	60
Ponta Grossa	Satellite	60
Sorocaba	Satellite	120
Mataripe	Primary	900	20,124	(1)	70%
Suape	Primary	500	5,962		95%
Caucaia	Secondary	420	7,371	(1)	82%
Aracaju	Secondary	240	4,263		89%
Juazeiro	Satellite	60
João Pessoa	Satellite	30
Pirajá — Salvador	Satellite	60
Aracruz	Secondary	120	4,212		36%
Barra de São Francisco	Secondary	360	2,400		22%

Total		15,052	117,437		82%

(1)	These facilities operated with more than one 8-hour shift per day.
(2)	Facilities with more than 100% average filling utilization rate operated during and outside of normal business hours.

In addition, Ultragaz maintains headquarters in the city of São Paulo and regional offices in the areas in which it operates. Ultragaz also maintains 58 points of sales.

Ipiranga

Distribution of fuels is carried out through an extensive network of primary and secondary storage terminals. Primary storage terminals are generally located near refineries and are used as storage terminals for products to be transported either to secondary storage terminals or to large customers and TRRs. Distributors own their storage terminals (Owned), lease space in third parties’ storage terminals (Third Party Agreement — TPA) or participate in pools (Joint-Operated terminals — JO) that serve two or more distributors. The following table sets forth the total storage capacity and ownership structure for each of Ipiranga’s primary and secondary facilities in 2012.

Base	Type	Ownership Structure of Storage Terminal	Storage Capacity (m³)
Açailândia	Secondary	JO operated by others(2)	1,867
Araucária	Primary	TPA(1)	188
Araucária	Primary	JO operated by others(2)	64,542
Bagé	Secondary	Owned	5,199
Barcarena	Primary	Owned	8,680
Barra do Piraí	Secondary	MRS(3)	450
Barueri	Primary	TPA(1)	6,100
Bauru	Secondary	TPA(1)	1,205
Bauru	Secondary	Owned	4,741
Belém	Primary	Owned	9,895
Belém	Primary	TPA(1)	2,000
Belo Horizonte MRS	Secondary	MRS(3)	45

Base	Type	Ownership Structure of Storage Terminal	Storage Capacity (m³)
Betim	Primary	JO operated by Ipiranga(2)	9,254
Betim	Primary	JO operated by others(2)	7,431
Biguaçu	Primary	TPA(1)	2,270
Brasília	Primary	JO operated by others(2)	4,381
Cabedelo	Primary	TPA(1)	10,155
Campo Grande	Secondary	Owned	3,119
Campos	Secondary	JO operated by Ipiranga(2)	4,534
Canoas	Primary	Owned	27,246
Cascavel	Secondary	Owned	2,839
Caxias	Primary	Owned	33,257
Caxias	Primary	TPA(1)	180
Caxias	Primary	JO operated by others(2)	6,695
Cruz Alta	Secondary	Owned	4,372
Cubatão	Primary	TPA(1)	2,463
Cuiaba	Secondary	Owned	971
Fortaleza	Primary	TPA(1)	6,810
Goiânia	Primary	JO operated by others(2)	5,725
Goiânia	Primary	TPA(1)	130
Governador Valadares	Secondary	Owned	3,273
Guamaré	Primary	JO operated by others(2)	2,500
Guaramirim	Primary	TPA(1)	980
Guarapuava	Secondary	Owned	4,010
Guarulhos	Primary	TPA(1)	3,310
Imbiruçu	Primary	JO operated by Ipiranga(2)	3,394
Itabuna	Primary	TPA(1)	277
Itaguaí MRS	Secondary	MRS(3)	630
Itaituba	Secondary	Owned	1,351
Itajaí	Primary	JO operated by Ipiranga(2)	8,721
Jequié	Primary	JO operated by others(2)	2,441
Juazeiro	Secondary	JO operated by others(2)	1,793
Jundiaí MRS	Secondary	MRS(3)	90
Lages	Secondary	TPA(1)	300
Londrina	Secondary	JO operated by Ipiranga(2)	4,358
Macapá	Secondary	Owned	2,604
Maceió	Primary	JO operated by others(2)	6,579
Manaus	Primary	Owned	3,522
Manaus	Primary	TPA(1)	3,300
Marabá	Secondary	TPA(1)	213
Maringá	Secondary	TPA(1)	3,693
Montes Claros	Secondary	Owned	892
Munguba	Secondary	Owned	12,244
Ourinhos	Secondary	Owned	5,684
Ourinhos	Secondary	Owned	1,138
Passo Fundo	Primary	JO operated by Ipiranga(2)	9,528
Paulínia	Primary	Owned	7,712
Paulínia	Primary	Owned	3,461
Paulínia	Primary	TPA(1)	220
Paulínia	Primary	JO operated by Ipiranga(2)	28,518
Piaceguera MRS	Secondary	MRS(3)	30
Porto Velho	Secondary	TPA(1)	740
Porto Velho	Secondary	Owned	5,446
Pres. Prudente	Secondary	Owned	2,654
Ribeirão Preto	Primary	JO operated by others(2)	12,431
Rio Grande	Secondary	TPA(1)	3,356
Santa Maria	Secondary	Owned	6,207
Santarém	Secondary	Owned	880
São Brás Suaçui	Secondary	MRS(3)	2,737
São Caetano	Primary	Owned	21,468

Base	Type	Ownership Structure of Storage Terminal	Storage Capacity (m³)
São Francisco do Conde	Primary	TPA(1)	3,200
São José do Rio Preto	Secondary	Owned	5,081
São José do Rio Preto	Secondary	Owned	926
São José do Rio Preto (Simeira)	Secondary	JO operated by others(2)	2,200
São José dos Campos	Primary	JO operated by others(2)	5,599
São José dos Campos	Secondary	MRS(3)	232
São Luis	Primary	JO operated by Ipiranga(2)	12,931
São Luis	Primary	TPA(1)	17,564
Suape	Primary	JO operated by others(2)	13,644
Suape	Primary	TPA(1)	2,980
Teresina	Secondary	JO operated by others(2)	4,669
Uberaba	Primary	TPA(1)	1,810
Uberlândia	Primary	JO operated by others(2)	7,267
Vilhena	Secondary	Owned	416
Vitória	Primary	TPA(1)	16,346

		Total	514,293

(1)	Third party agreements.
(2)	Joint-operated with other distributors.
(3)	Storage terminal dedicated to MRS, a Brazilian logistic company, and operated by Ipiranga.

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

Ethylene oxide is primarily an intermediate material used in the production of ethylene oxide derivatives — only 4% of Oxiteno’s sales volume in the year ended December 31, 2012 were ethylene oxide. Therefore, Oxiteno’s total production output may not be determined by adding the capacities of ethylene oxide and its derivatives.

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
(in tons per year)
Ethylene oxide	350,000
Ethylene glycols	285,000
Ethanolamines	110,000
Glycol ethers	25,000
Ethoxylated derivatives	270,000
White Mineral Oils	60,000
Fatty Alcohols	77,000
Fatty Acids	7,000
Glycerin	11,000

In 2012, the Camaçari plant operated at 75% of its production capacity. The plant had planned stoppages for regular maintenance.

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

Units	Capacity
(in tons per year)
Ethylene Oxide	90,000
Ethylene Glycols	40,000
Glycol Ethers	40,000
Acetates	72,000
C4+C5 Alcohols	14,000
Ethoxylated Derivatives	106,000
Alkylation	17,000
Esterification	4,000
Hydraulic fluids	30,000

In 2012, the Mauá plant operated at 73% of its production capacity.

Tremembé plant. The Tremembé plant, located at Bairro dos Guedes, Tremembé, in the state of São Paulo, has three principal production units, a sulfonation/sulfation unit and two multipurpose units. The Tremembé plant commenced production in 1970 and was subsequently acquired by us in 1985.

The following table shows the current capacity of the principal units at the Tremembé plant.

Units	Capacity
	(in tons per year)
Esterification	10,000
Specialties	15,000
Sulfonation/Sulfation	16,000	(1)
Betaines	10,000
Hydraulic fluids	3,200
Naphthalenes Sulfonates	9,000
Agricultural Blends	15,000

(1)	Capacity adjusted for 100% active matter

In 2012, the Tremembé plant operated at 77% of its production capacity.

Suzano plant. In 2007, Oxiteno began operating a sulfonation and sulfation plant in Suzano, with a production capacity of 13.5 thousand tons per year. In 2012, Oxiteno added 14 thousand tons per year to its capacity. As a result, production capacity at the Suzano plant increased to 27.5 thousand tons per year.

Units	Capacity
(in tons per year)
Sulfonation/Sulfation	13,500
Esterification	12,000
Betaines	2,000

In 2012, the Suzano plant operated at 83% of its production capacity.

Triunfo plant. The Triunfo plant is located in the Southern Complex. The Triunfo plant was built by Oxiteno and started production in October 1989. The Triunfo plant has two process units, one for the production of secondary butyl alcohol, which is used in the production of MEK, and one for the production of MEK.

The following table shows the current capacity of the principal units at the Triunfo plant.

Units	Capacity
(in tons per year)
Oxygenated solvents	42,000

In 2012, the Triunfo plant operated at 96% of its production capacity.

With the acquisition of Oxiteno Mexico (formerly Canamex) in December 2003 and Unión Química in 2007, Oxiteno acquired three specialty chemical plants in Mexico. As of December 31, 2012, the Coatzacoalcos plant had a production capacity of 56 thousand tons per year of ethoxylates and 8 thousand tons per year of alkyphenols; the Guadalajara plant had a production capacity of 32 thousand tons per year of specialty chemicals and San Juan del Río had a production capacity of 8 thousand tons per year of specialty chemicals. In 2012, the Guadalajara, the Coatzacoalcos and San Juan del Río plants operated at an average rate of 71%, 72% and 82% of their production capacity, respectively.

With the acquisition of Oxiteno Andina in September 2007, Oxiteno acquired a specialty chemical plant in Venezuela. As of December 31, 2012, the Santa Rita plant had a production capacity of 70 thousand tons per year of ethoxylates and operated with 62% of its production capacity in 2012.

Oxiteno acquired a specialty chemical plant in Pasadena, Texas in April 2012. As of December 31, 2012, the Pasadena plant had a production capacity of 32 thousand tons per year of specialty and agricultural blends.

With the acquisition of American Chemical in November 2012, Oxiteno acquired a specialty chemical plant in Montevideo, Uruguay. As of December 31, 2012, the Montevideo plant had a production capacity of 81 thousand tons per year of specialty chemicals.

The following table sets forth Oxiteno’s production plants located outside of Brazil:

Units	Capacity
(in metric tons per year)
Ethoxylated derivatives — Coatzacoalcos plant	56,000
Alkylation — Coatzacoalcos plant	8,000
Ethoxylated derivatives — Guadalajara plant	19,000
Esterification — Guadalajara plant	13,000
Sulfonation/Sulfation — San Juan del Río	8,000
Alkoxylated derivatives — Santa Rita	70,000
Specialties/Agricultural Blends — Pasadena	32,000
Sulfonation/Sulfation — Montevideo	45,000
Chrome sulfate — Montevideo	18,000
Fatty Acid Sulfate (FAS) — Montevideo	10,000
Betaines/Amides — Montevideo	6,000
Fatliquor oils — Montevideo	2,000

Ultracargo

The following tables set forth the principal products stored at, and the storage capacity operated by, Ultracargo’s facilities at December 31, 2012, and the average utilization of Ultracargo’s facilities during 2012 and includes third parties’ capacity exclusively operated by Ultracargo.

Facility	Capacity (in cubic meters)	Average utilization %	Product Lines
Aratu (Bahia)	196,350	99%	Chemicals, vegetable oils, corrosives, and fuels
Suape (Pernambuco)	157,910	79%	Chemicals, ethanol, corrosives and fuels
Montes Claros (Minas Gerais)(1)	4,400	177%	Fuels and ethanol
Itaqui (Maranhão)	55,280	112%	Fuels
Santos (São Paulo)(2)	297,300	76%	Chemicals, lubricants, fuels, corrosives, ethanol and vegetable oils
Rio de Janeiro (Rio de Janeiro)	17,247	107%	Corrosives and lubricants
Paranaguá (Paraná)	28,262	84%	Corrosives, vegetable oils and chemicals
Paulínia (São Paulo)	8,600	103%	Chemicals and ethanol
Total	765,349	86%

(1)	Owned by Ipiranga and exclusively operated by Ultracargo until March 2013. See “Item 4.A. Information on the Company — Business Overview — Storage services for liquid bulk”.
(2)	78 thousand cubic meters owned by third parties and exclusively operated by Ultracargo.

Collateral

As of December 31, 2012, R$0.9 million of our consolidated debt was secured by property, plant and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

You should read this discussion together with our consolidated financial statements, including the notes thereto, and other financial information included elsewhere in this annual report and in conjunction with the financial information included under “Item 3.A. Key Information — Selected Consolidated Financial Information.”

Our audited consolidated financial statements included herein were prepared in accordance with IFRS and include our consolidated balance sheets as of December 31, 2012 and 2011, and statements of income, cash flows and changes in shareholders’ equity for the years ended December 31, 2012, 2011 and 2010, as well as notes thereto.

The company first adopted IFRS for the consolidated financial statements for the year ended December 31, 2010. The transition date chosen by the company for the application of IFRS was January 1, 2009, the date on which the company prepared its opening balance sheet in accordance with IFRS. As permitted by the applicable rules to first-time adopters of IFRS, we have not included in the selected financial data in this annual report our consolidated balance sheets and statements of income as of and for the years ended December 31, 2008. The financial information presented in this annual report should be read in conjunction with our consolidated financial statements.

Overview

Ultrapar is a Brazilian company with leading positions in the markets in which it operates achieved over its 75 years of existence. Our four principal businesses are:

•	LPG distribution, conducted by Ultragaz;

•	fuel distribution, conducted by Ipiranga;

•	chemicals production, conducted by Oxiteno; and

•	storage services for liquid bulk, conducted by Ultracargo.

Ultragaz distributes LPG to residential, commercial and industrial market segments. Ipiranga distributes gasoline, ethanol, diesel, NGV, fuel oil, kerosene and lubricants through a network of 6,460 service stations and directly to large customers. Oxiteno produces ethylene oxide and its principal derivatives, and is also a significant producer of specialty chemicals, particularly surfactants. It manufactures approximately 1,400 products used in various industrial sectors such as cosmetics, detergents, crop protection chemicals, packaging, textiles and coatings. Ultracargo is the largest provider of storage for liquid bulk in Brazil, with eight terminals and storage capacity of approximately 765 thousand cubic meters.

Brazilian economic background

Since most of our operating businesses are located in Brazil, we are significantly affected by Brazil’s economic and social conditions, including, but not limited to, gross domestic product, or GDP, growth rates, the domestic rate of inflation and exchange rate fluctuations.

Gross domestic product. During 2007, Brazil benefited from a period of relatively stable economic conditions and GDP grew by 6.1% in line with successive reductions of interest rate by the Central Bank. The economic and operational environment in 2008 was marked by two distinct moments. In the first three quarters of 2008, Brazil’s GDP recorded a strong growth of 6.7% compared to the same period in 2007. However in the fourth quarter the deepening of the global financial crisis reversed this growth trend, and, as a result, GDP growth in 2008 was 5.2%. The year 2009 was marked by the effects of the global financial crisis, which was more intense during the first quarter of 2009, when the Brazilian GDP decreased by 3.0% compared with the same period of 2008. However, measures adopted by the Brazilian government to minimize the impacts of the crisis started to reflect on the economy in the following quarters, leading to a gradual recovery of the GDP. In 2009, Brazil’s GDP recorded a slight contraction of 0.3%. In 2010, Brazil’s GDP recorded a strong growth of 7.5%, driven by the good performance of the retail, automotive and civil construction sectors. Despite the domestic inflationary pressure and the effects of the economic crisis in Europe, Brazil’s GDP grew by 2.7% in 2011, primarily as a result of the good performance of the agricultural and retail sectors, combined with an increase in families’ consumption and historically low unemployment rates. In 2012, despite the Brazilian government’s measures to stimulate the economy through record low interest rates and tax incentives to certain segments, GDP grew by 0.9%, the lowest level since 2009, partially as a result of the slowdown in the global economy and low levels of local investments in previous years. Our operations are significantly impacted by Brazilian GDP growth, specifically, sales of LPG to the commercial and industrial customers, sales of diesel, Oxiteno’s sales to the domestic market and Ultracargo’s logistics operations. In addition, sales of LPG to residential customers and sales of gasoline and ethanol are indirectly affected by the level of household income, which often bears a relation to GDP performance.

Inflation and currency fluctuations. Our cash operating expenses are substantially in Reais and tend to increase with inflation. However, a significant portion of our costs of sales and services rendered are linked to the U.S. dollar and are not substantially affected by the Brazilian inflation rate. In addition, some of our Real-denominated debt is indexed to take into account the effects of inflation. In 2007, the IGP-M was 7.8%, and the IPCA was 4.5%, mainly due to an increase in food prices, despite the 17% appreciation of the Real against the U.S. dollar in 2007. In 2008, the IGP-M was 9.8% and IPCA was 5.9% due to high inflationary pressures until September, mainly the economic growth and high commodity prices. In 2008, foreign direct investment in Brazil reached US$45 billion, significantly increasing capital inflow, contributing to the appreciation of the Real until September and to the assignment of the investment-grade rating to Brazil in April of that year. However, the deepening of the global financial crisis led to a reversal of the appreciation trend in the Real of the previous five years resulting in a 32% depreciation of the Real against the U.S. dollar in 2008. In 2009, the quick rebound of the Brazilian economy drove an inflow of foreign investments in the country, thus contributing to a 25% appreciation of the Real against the U.S. dollar — the highest appreciation in the decade. Despite the gradual recovery of the Brazilian economy after the first quarter of 2009, Brazil presented a 1.7% deflation in the year as measured by the IGP-M. According to the IPCA, however, the inflation rate was 4.3% in 2009, which is more in line with the growth trend in the Brazilian per capita income. In 2010, the IGP-M and the IPCA index rates were 11.3% and 5.9%, respectively. In 2010, the effects of the strong economic growth in Brazil, together with the public offering of shares of Petrobras in the third quarter, resulted in a record of foreign investments inflow to Brazil, contributing to a 4% appreciation of the Real against the U.S. dollar. In 2011, the unstable international economic environment, especially in the second half of the year as a result of the effects of the European crisis, contributed to a 13% depreciation of the Real against the U.S. dollar for the year, reversing the appreciation trend in the first half of the year. In 2012, the Brazilian government adopted counter-cyclical measures during the year to foster economic growth, such as the reduction of the SELIC rate and the reduction of federal taxes on the automotive sector. The effects of the lower economic growth, the lower interest rate and the unstable international environment contributed to a 9% depreciation of the Real against the U.S. dollar. The IGP-M and the IPCA index rates in 2012 were 7.8% and 5.8%, respectively. From January 1, 2013 to April 19, 2013 the Real depreciated 1.7% against the U.S. dollar in the period. The principal foreign exchange risk we face arises from certain U.S. dollar denominated costs and expenses. Although a substantial part of our debt is dollar-denominated, it is currently hedged against currency devaluation through the use of various derivative instruments or matching investments in the same currency. Additionally, a significant part of our raw materials is also denominated or indexed to the U.S. dollar. A large part of our sales is denominated in Reais, although prices in the chemical business are benchmarked to prices prevailing in the international markets, which in turn are linked to U.S. dollars. Hence, we are exposed to foreign exchange rate risks which could negatively impact our businesses, financial situation and operating results as well as our capacity to service our debt.

The table below shows the inflation rate for the periods indicated, as measured by the IGP-M as well as the devaluation (or appreciation) of the Real against the U.S. dollar.

	Year ended December 31,
Index	2012	2011	2010
IGP-M	7.8%	5.1%	11.3%
IPCA	5.8%	6.5%	5.9%
Devaluation (appreciation) of the Real against the U.S. dollar	8.9%	12.6%	(4.3)%

We manage the foreign exchange risk associated with the scheduled payments under the terms of our U.S. dollar indebtedness by investing in U.S. dollar-denominated securities and foreign currency/interest swap contracts, under which we pay variable interest in Reais based on the interbank certificate of deposit rate, or CDI, and receive fixed interest in U.S. currency. As of December 31, 2012 our total obligations denominated in foreign currency were R$1,219.3 million (US$596.7 million), including import payables. At the same date our total asset position in foreign currency was R$884.7 million (US$432.9 million), comprised of investments indexed to U.S. dollars and hedging instruments used to manage fluctuations of exchange rates and foreign currency receivables exposures. As of December 31, 2012, Ultrapar had a net exposure in foreign currency long in R$107.9 million (US$52.8 million). For the purposes of this paragraph, U.S. dollar values were calculated based on the December 31, 2012 Real / dollar exchange rate. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Foreign Exchange Risk” for information about our foreign exchange risk hedging policy and Notes 14 and 22 to our consolidated financial statements.

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

Allowance for doubtful accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the subsequent inability of our customers to make required payments. The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers, as well as other receivables, and is included as selling expenses; no adjustment is made to net sales and services revenue. In order to establish the allowance for doubtful accounts, our management constantly evaluates the amount and characteristics of our accounts receivable. When significant delays occur and the likelihood of receiving these payments decreases, a provision is made. In case receivables in arrears are guaranteed or there are reasonable grounds to believe they will be paid, no provision is made. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required in future periods. However, because we cannot predict with certainty the future financial stability of our customers, we cannot guarantee that our reserves will continue to be adequate. Actual credit losses may be greater than the allowance we have established, which could have a significant impact on our selling expenses. See Notes 5 and 22 to our consolidated financial statements for additional information about our allowance for doubtful accounts.

Deferred income and social contribution taxes. We recognize deferred tax assets and liabilities which do not expire, arising from tax loss carryforwards, temporary add-backs, revaluation of property, plants and equipment and other procedures. The carrying amount of the deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. In the event we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we evaluate the need to establish a reduction in all or a significant portion of our deferred tax assets, resulting in an increase in our effective tax rate, thereby decreasing net income. A high degree of management judgment is required in determining any reduction in the deferred tax assets. The principal uncertainty relates to the likelihood of future taxable income from the subsidiary that generated the deferred tax asset. A change in our projections of profitability could result in the need to record a reduction on the deferred tax assets, resulting in a negative impact of future results. See Note 9 to our consolidated financial statements for additional information on taxes.

Provisions for tax, civil and labor risks. We are currently involved in certain legal and administrative proceedings that arise from our normal course of business as described in “Item 8.A. Financial Information Consolidated Statements and Other Financial Information — Legal Proceedings” and Note 23 (items a,b,c,d) to our consolidated financial statements. We believe that the provisions for such proceedings in our consolidated financial statements are adequate. It is our policy to record provisions in regard to lawsuits when the probability of an existing obligation is considered more-likely-than-not to occur in the opinion of our management, based on information available to the company, including information obtained from our internal and external legal counsel. Future results of operations could be materially affected by changes in our assumptions, by the effectiveness of our strategies relating to these proceedings, by future developments in each matter being discussed or by changes in approach, such as a change in settlement strategy in dealing with these matters.

Property, plant and equipment. Depreciation is calculated using the straight-line method, for the periods mentioned in Note 12 to our consolidated financial statements, taking into account the useful life of the assets, which are reviewed annually.

Intangible assets. Intangible assets include assets acquired by the company and its subsidiaries from third parties, and are recorded according to the criteria below (see Note 13 to our consolidated financial statements):

•

Goodwill is carried net of accumulated amortization as of December 31, 2008, when it ceased to be amortized. Goodwill generated since January 1, 2009 is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity, and is tested annually for impairment. Goodwill is allocated to the respective cash generating units (“CGU”) for impairment testing purposes.

•

Bonus disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as distribution rights when paid and amortized using the straight-line method according to the term of the agreement.

•

Other intangible assets acquired from third parties, such as software, technology and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, for the periods mentioned in Note 13 to our consolidated financial statements, taking into account their useful life, which is reviewed annually.

The company has not recognized intangible assets that were created internally. The company and its subsidiaries have not recognized intangible assets that have an indefinite useful life, except for goodwill and the “am/pm” brand acquired in 2012.

Impairment of assets. We review, at least annually, the existence of indication that an asset may be impaired. If there is an indication, we estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash flow from continuous use and that are largely independent of cash flows of other assets (CGU). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

To assess the value in use, we consider the projections of future cash flows, trends and outlooks, as well as the effects of obsolescence, demand, competition and other economic factors. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, the impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

The company tested the balances of goodwill shown in the table of Note 13 for impairment. The determination of value in use involves assumptions, judgments and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital and discount rates. The assumptions about growth projections and future cash flows are based on the company’s business plan, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related.

The evaluation of the value in use is calculated for a period of five years, after which we calculate the perpetuity, considering the possibility of carrying the business on indefinitely.

On December 31, 2012, the discount and growth rates used to extrapolate the projections ranged from 10.4% to 29.6% and 0% to 3.5% p.a., respectively, depending on the CGU analyzed.

The company’s goodwill impairment tests did not result in the recognition of losses for the year ended December 31, 2012, 2011 and 2010.

Provisions for asset retirement obligations – fuel tanks. We make provisions for asset retirement obligations that correspond to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when tanks are installed. The estimated cost is recognized in property, plant and equipment and depreciated over the respective useful life of the tanks. The amounts recognized as a liability are monetarily restated until the respective tank is removed. An increase in the estimated cost of the obligation to remove the tanks could result in a negative impact on our future results. The estimated removal cost is reviewed and updated annually or when there is a significant change in its amount. For further detail on provisions for assets retirement obligations of Ipiranga, see Note 18 to our consolidated financial statements.

Fair value of financial instruments. Our financial instruments are classified as follows:

•

Measured at fair value through profit or loss: financial assets and liabilities held for trading, that is, acquired or incurred principally for the purpose of selling or repurchasing in the near term, and derivatives. The balances are stated at fair value. The interest earned, the foreign currency exchange variation and changes in fair value are recognized in profit or loss.

•

Held to maturity: non-derivative financial assets with fixed or determinable payments, and fixed maturities for which the entity has the positive intention and ability to hold to maturity. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned through the date of the financial statements, using the effective interest rate method.

•

Available for sale: non-derivative financial assets that are designated as available for sale or that are not classified into other categories at their initial recognition. The balances are stated at fair value. The interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and acquisition cost plus the interest earned and accumulated foreign exchange variation are recognized in a specific account in the shareholders’ equity. Accumulated gains and losses recognized in shareholders’ equity are reclassified to profit or loss in case of prepayment.

•

Loans and receivables: non-derivative financial assets with fixed or determinable payments or receipts, not quoted in an active market, except: (i) those which the entity intends to sell immediately or in the near term and which the entity classified as measured at fair value through profit or loss; (ii) those classified as available for sale; or (iii) those for which the company may not recover substantially all of its initial investment for reasons other than credit deterioration. The interest earned and the foreign currency exchange variation are recognized in profit or loss. The balances are stated at acquisition cost plus interest, using the effective interest rate method and accumulated foreign exchange variation. Loans and receivables include cash and bank deposits, trade receivables, dividends receivable and other trade receivables.

The company uses derivative financial instruments for hedging purposes, applying the concepts described below:

•	Fair value hedge: derivative financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s profit or loss.

•

Hedge accounting: In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

For further detail on financial instruments of the company, see Notes 4, 14 and 22 to our consolidated financial statements.

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

•	The fair value calculation of LPG International’s notes in the foreign market (see Note 14.b to our consolidated financial statements) is based on the quoted prices in an active market.

The fair value of other financial investments and financings was determined using calculation methodologies commonly used for marking-to-market, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of December 31, 2012. For some cases where there is no active market for the financial instrument, the company and its subsidiaries can use quotes provided by the transaction counterparties.

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

Post-employment benefits. The company recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care and life insurance plan for eligible retirees. The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and are recognized in the financial statements in accordance with Resolution CVM 600/2009.

Significant actuarial assumptions adopted include:

Economic Factors

•	Discount rate for the actuarial obligation at present value - 8.68% p.a.

•	Average projected salary growth rate - 6.59% p.a.

•	Inflation rate (long term) - 4.45% p.a.

•	Growth rate of medical services - 8.68% p.a.

Demographic factors

•	Mortality Table for the life insurance benefit - CSO-80

•	Mortality Table for other benefits - AT 2000 Basic decreased by 10%

•	Disabled Mortality Table - RRB 1983

•	Disability Table - RRB 1944 modified

New and revised standards in issue but not yet effective. For 2013, the company expects that the adoption of “IFRS 11 — Joint arrangements” will impact the financial statements. Our investments in RPR, Maxfácil, União/Vopak and ConectCar will no longer be proportionally consolidated and will be accounted for using the equity method. “IFRS 10 — Consolidated financial statements”, “IFRS 12 — Disclosure of interests in other entities”, amendments to “IAS 27 — Separate financial statements” and amendments to “IAS 28 — Investments in associates and joint ventures”, must be adopted in conjunction with IFRS 11, and do not produce impact on the financial statements of the company.

The company estimates that the amendments to “IAS 19 — Employee benefits” will impact the financial statements. Currently, the company recognizes actuarial gains and losses in income and, from 2013, actuarial gains and losses will be recognized in shareholders’ equity as other comprehensive income.

For further information see Note 2.v) to our consolidated financial statements.

Standards and criteria adopted in preparing the information

On October 4, 2012, CVM issued the Instruction No. 527 (“ICVM 527”), which governs the disclosure by listed companies in Brazil of EBITDA — Earnings Before Interest, Taxes, Depreciation and Amortization, and EBIT — Earnings Before Interest and Taxes, for the results disclosed from January 1, 2013 onwards. EBITDA according to ICVM 527 differs from the EBITDA previously reported by the company as it includes the income in the sale of assets and share of profit of associates consolidated under the equity method. The information on EBITDA included in this document was prepared in accordance with ICVM 527 and, therefore, differs from the information previously disclosed by the company for 2010 and 2011. See footnote 6 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for definition of EBITDA.

The reconciliation of the EBITDA starting from the net income is presented below:

R$ million	2012	2011	2010
Net income for the year	1,018	855	765
(+) Income and social contribution taxes	429	301	295
(+) Net financial expense (income)	262	297	264
(+) Depreciation and amortization	696	580	531
EBITDA according to ICVM 527	2,405	2,032	1,855

Results of operations

The following discussion of our results of operations is based on the financial information derived from our consolidated financial statements prepared in accordance with IFRS.

Year ended December 31, 2012 compared to the year ended December 31, 2011.

The following table shows a summary of our results of operations for the years ended December 31, 2012 and 2011:

(in millions of Reais, except percentages)	Year ending December 31, 2012	% of net sales and services	Year ending December 31, 2011	% of net sales and services	Percent change 2012-2011
Net revenue from sales and services	53,919.4	100%	48,661.3	100%	11%
Cost of products and services sold	(49,797.2)	92%	(45,139.6)	93%	10%
Gross profit	4,122.2	8%	3,521.7	7%	17%
Selling, marketing, general and administrative expenses	(2,494.9)	5%	(2,143.1)	4%	16%
Other operating income, net	77.9	0%	52.0	0%	50%
Income from disposal of assets	3.7	0%	21.4	0%	-83%
Operating income before financial income (expenses) and share of profit of associates	1,708.9	3%	1,452.0	3%	18%
Net financial results	(262.5)	0%	(296.5)	1%	-11%
Income and social contribution taxes	(428.8)	1%	(300.9)	1%	42%
Share of profit of associates	0.2	0%	0.2	0%	-1%
Net income for the year	1,017.9	2%	854.8	2%	19%
Net income for the year attributable to:
Shareholders of Ultrapar	1,011.0	2%	848.8	2%	19%
Non-controlling interests in subsidiaries	6.9	0%	6.0	0%	14%
EBITDA(1)	2,405.4	4%	2,032.3	4%	18%
Depreciation and amortization	696.3	1%	580.1	1%	20%

(1)	See footnote 6 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for additional discussion of EBITDA and its reconciliation to other information in our financial statements.

Net revenue from sales and services. Ultrapar’s net revenue from sales and services increased 11%, from R$48,661.3 million in 2011 to R$53,919 million in 2012, mainly as a result of the increased sales volume in all businesses.

The following table shows the change in net revenue from sales and services for each of our businesses:

(in millions of Reais, except percentages)	2012	2011	Percent change 2012-2011
Ultragaz	3,847.1	3,766.8	2%
Ipiranga	46,832.8	42,223.9	11%
Oxiteno	2,928.8	2,408.6	22%
Ultracargo	300.9	266.9	13%

Ultragaz’s net revenue from sales and services increased by 2%, from R$3,766.8 million in 2011 to R$3,847.1 million in 2012, as a result of 2% higher sales volume from 1,652.2 thousand tons in 2011 to 1,681.2 thousand tons in 2012. Such increase was a result of a 6% increase in sales volume in the bulk segment, as a consequence of the acquisition of Repsol in October 2011, which exclusively operated in this segment, and the investments to capture new clients.

Ipiranga’s net revenue from sales and services increased by 11%, from R$42,223.9 million in 2011 to R$46,832.8 million in 2012, mainly due to (i) 8% higher sales volume, (ii) the 6% increase on diesel refinery prices charged by Petrobras in July 2012, which led to an increase in average prices charged by Ipiranga and (iii) the improved sales mix (increased share of gasoline, which has higher prices compared to other fuels). Sales volumes grew by 8%, from 21,701 thousand cubic meters in 2011 to 23,364 thousand cubic meters in 2012. Sales volumes of gasoline, ethanol and NGV grew by 10%, as a result of an estimated 8% growth in the light vehicle fleet and investments made to expand its distribution network. Diesel volumes, in turn, grew by 7% as a result of investments made to capture new clients and, to a lesser extent, the growth of the Brazilian economy, particularly in the consumer goods and agricultural sectors.

Oxiteno’s net revenue from sales and services increased by 22%, from R$2,408.6 million in 2011 to R$2,928.8 million in 2012, mainly due to the 15% growth in sales volume and an average 17% weaker Real, partially offset by the 10% lower average U.S. dollar price of Oxiteno’s products, mainly as result of the increased share of glycols, which generally have lower prices, in Oxiteno’s sales mix. Total sales volume grew by 15%, from 660 thousand tons in 2011 to 761 thousand tons in 2012, as a result of (i) investments to expand production capacity, completed in September 2011, (ii) the growth of segments served by Oxiteno in Brazil, in particular cosmetics and detergents, agrochemicals and coatings, and (iii) the increased volume of exports.

Ultracargo’s net revenue from sales and services increased by 13%, from R$266.9 million in 2011 to R$300.9 million in 2012, mainly due to the growth in average storage in its liquid bulk terminals and the improved mix of handled products and contracts. Average storage volume increased by 5%, from 582 thousand cubic meters in 2011 to 614 thousand cubic meters in 2012, mainly due to the acquisition of Temmar, in August 2012, and by increased volumes of ethanol handled at the Santos terminal. See “Item 4.A. Information on the Company — History and Development of the Company.”

Cost of products and services sold. Ultrapar’s cost of products and services sold increased by 10%, from R$45,139.6 million in 2011 to R$49,797.2 million in 2012, mainly as a result of the increased sales volume of all businesses.

The following table shows the change in cost of products and services sold for each of our businesses:

(in millions of Reais, except percentages)	2012	2011	Percent change 2012-2011
Ultragaz	3,313.3	3,213.5	3%
Ipiranga	44,055.2	39,897.9	10%
Oxiteno	2,312.4	1,931.0	20%
Ultracargo	123.0	114.6	7%

Ultragaz’s cost of products and services sold increased by 3%, from R$3,213.5 million in 2011 to R$3,313.3 million in 2012, due to the 2% higher sales volume and the effects of inflation on personnel and on freight costs, partially offset by cost reduction initiatives in bottling and storage facilities.

Ipiranga’s cost of products and services sold increased by 10%, from R$39,897.9 million in 2011 to R$44,055.2 million in 2012, mainly due to (i) the 8% higher sales volume, (ii) the 6% increase in diesel refinery prices charged by Petrobras in July 2012, and (iii) the increased share of gasoline in the sales mix, which has higher unit costs.

Oxiteno’s cost of products and services sold increased by 20%, from R$1,931.0 million in 2011 to R$2,312.4 million in 2012, mainly due to the 15% growth in sales volume and the average 17% weaker Real, partially offset by a 10% reduction in unit variable costs in U.S. dollars.

Ultracargo’s cost of services sold increased by 7%, from R$114.6 million in 2011 to R$123.0 million in 2012, mainly due to higher depreciation costs resulting from recent capacity expansions and the acquisition of Temmar.

Gross profit. Ultrapar’s gross profit increased by 17%, from R$3,521.7 million in 2011 to R$4,122.2 million in 2012, as a result of the increased gross profit in Ipiranga, Oxiteno and Ultracargo. Ultragaz’s gross profit decreased by 4% from R$553.2 million in 2011 to R$533.8 million in 2012. Ipiranga’s gross profit increased by 19%, from R$2,326.0 million in 2011 to R$2,777.5 million in 2012. Oxiteno’s gross profit increased by 29%, from R$477.6 million in 2011 to R$616.4 million in 2012. Ultracargo’s gross profit increased by 17%, from R$152.3 million in 2011 to R$177.9 million in 2012.

Selling, marketing, general and administrative expenses. Ultrapar’s selling, marketing, general and administrative expenses (“SG&A”) generally include personnel expenses, freight and depreciation and amortization. Ultrapar’s SG&A increased by 16%, from R$2,143.1 million in 2011 to R$2,494.9 million in 2012.

The following table shows the change in SG&A for each of our businesses:

(in millions of Reais, except percentages)	2012	2011	Percent change 2012-2011
Ultragaz	412.1	387.7	6%
Ipiranga	1,622.1	1,365.0	19%
Oxiteno	389.2	319.9	22%
Ultracargo	75.7	66.6	14%

Ultragaz’s SG&A increased by 6%, from to R$387.7 million in 2011 to R$412.1 million in 2012, mainly due to (i) the effects of inflation on personnel expenses, (ii) higher expenses with marketing and sales campaigns, and (iii) the impact of the 2% higher sales volume mainly in freight, partially offset by expense reduction initiatives.

Ipiranga’s SG&A increased by 19%, from R$1,365.0 million in 2011 to R$1,622.1 million in 2012, as a result of (i) the impact of 8% higher sales volume mainly in freight, (ii) the effects of inflation on expenses, (iii) the expansion of its distribution network, and (iv) increased advertising and marketing expenses.

Oxiteno’s SG&A increased by 22%, from R$319.9 million in 2011 to R$389.2 million in 2012, mainly due to (i) higher logistics expenses, resulting from increased sales volume and the effect of exchange rate on international freight expenses, (ii) the effects of inflation on expenses, and (iii) expenses related to the expansion projects in the United States and Uruguay.

Ultracargo’s SG&A increased by 14%, from R$66.6 million in 2011 to R$75.7 million in 2012, mainly as a result of higher expenses related to expansion projects and the acquisition of Temmar.

Other operating income, net. Other operating income, net is mainly composed of merchandising fees from Ipiranga’s suppliers. Ultrapar’s other operating income, net increased from R$52.0 million in 2011 to R$77.9 million in 2012, mainly as a result of the expansion in Ipiranga’s operations.

Income from disposal of assets. Ultrapar’s income from disposal of assets decreased from R$21.4 million in 2011 to R$3.7 million in 2012, mainly due to lower income from the sale of land by Ipiranga and of vehicles by Ultragaz.

Operating income before financial income (expenses) and share of profit of associates. Ultrapar’s operating income before financial income (expenses) and share of profit of associates increased by 18%, from R$1,452.0 million in 2011 to R$1,708.9 million in 2012, as a result of the increased operating income before financial income (expenses) and share of profit of associates in Ipiranga, Oxiteno and Ultracargo. Ultragaz’s operating income before financial income (expenses) and share of profit of associates decreased by 31%, from R$162.7 million in 2011 to R$111.8 million in 2012. Ipiranga’s operating income before financial income (expenses) and share of profit of associates increased by 20%, from R$1,037.1 million in 2011 to R$1,249.0 million in 2012. Oxiteno’s operating income before financial income (expenses) and share of profit of associates increased 46%, from R$154.8 million in 2011 to R$226.6 million in 2012. Ultracargo’s operating income before financial income (expenses) and share of profit of associates increased by 19%, from R$88.9 million in 2011 to R$106.1 million in 2012.

Net financial income (expenses). Net financial income (expenses) includes mainly income and expenses from (i) interest on financial investments and financings and (ii) exchange rate variation. Ultrapar’s net financial expenses decreased 11%, from R$296.5 million in 2011 to R$262.5 million in 2012, mainly due to the reduction of interest rates (CDI) in 2012. Ultrapar’s net debt to EBITDA ratio was 1.3 at the end of 2012, compared with 1.4 at the end of 2011.

As of December 31, 2012, Ultrapar’s gross debt was R$6,238.7 million and its net debt was R$3,077.0 million, R$297.7 million higher than that of December 31, 2011. See footnote 7 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for a more complete discussion of net cash (debt) and its reconciliation to information in our financial statements, as well as Notes 4, 14 and 22 to our consolidated financial statements.

Income and social contribution taxes. Ultrapar’s income and social contribution taxes, net of benefits from income tax exemption, increased by 42%, from R$300.9 million in 2011 to R$428.8 million in 2012, mainly as a result of an increase in pre-tax income due to the increase in Ultrapar’s operating income.

Net income for the year. Ultrapar’s net income for the year increased by 19%, from R$854.8 million in 2011 to R$1,017.9 million in 2012, as a result of the growth in operating income, partially offset by the lower income from sale of assets. Net income attributable to Ultrapar’s shareholders increased 19%, from R$848.8 million in 2011 to R$1,011.0 million in 2012.

EBITDA. Ultrapar’s EBITDA increased 18%, from R$2,032.3 million in 2011 to R$2,405.4 million in 2012, as a result of EBITDA growth in Ipiranga, Oxiteno and Ultracargo.

The following table shows the change in EBITDA for each of our businesses:

(in millions of Reais, except percentages)	2012	2011	Percent change 2012-2011
Ultragaz	243.2	280.1	-13%
Ipiranga	1,640.1	1,353.5	21%
Oxiteno	349.6	261.1	34%
Ultracargo	144.9	118.2	23%

Ultragaz’s EBITDA decreased by 13% from R$280.1 million in 2011 to R$243.2 million, mainly due to the effects of inflation on costs and expenses and higher expenses with marketing and sales campaigns, partially offset by costs and expenses reduction initiatives.

Ipiranga’s EBITDA increased by 21% from R$1,353.5 million in 2011 to R$1,640.1 million in 2012, mainly due to (i) 8% higher sales volume, (ii) improved sales mix, with a higher share of gasoline, and (iii) the strategy of constant innovation in services and convenience at the service station, creating increased customer satisfaction and loyalty. Ipiranga’s unit EBITDA margin in 2012 was R$70/m³, corresponding to an EBITDA margin of 3.5%, higher than the unit EBITDA margin of R$62/m³ in 2011.

Oxiteno’s EBITDA increased by 34% from R$261.1 million to R$349.6 million, as a result of (i) the 15% growth in sales volume, and (ii) the effect of the average 17% weaker Real. Oxiteno’s unit EBITDA reached US$235/ton in 2012, in line with that of 2011.

Ultracargo’s EBITDA increased by 23%, from R$118.2 million in 2011 to R$144.9 million in 2012, mainly due to the acquisition of Temmar, higher average storage, and the improved mix of handled products and contracts.

For a reconciliation of our EBITDA and the EBITDA of Ultragaz, Ipiranga, Oxiteno and Ultracargo to information in our financial statements, see footnote 6 under “Item 3.A. Key Information — Selected Consolidated Financial Data.”

Year ended December 31, 2011 compared to the year ended December 31, 2010.

The following table shows a summary of our results of operations for the years ended December 31, 2011 and 2010:

	Year ended December 31, 2011	Percentage of net revenue from sales and services	Year ended December 31, 2010	Percentage of net revenue from sales and services	Percent change
(in millions of Reais, except percentages)
Net revenue from sales and services	48,661.3	100%	42,481.7	100%	15%
Cost of products and services sold	(45,139.6)	93%	(39,322.9)	93%	15%

Gross profit	3,521.7	7%	3,158.8	7%	11%
Selling, marketing, general and administrative expenses	(2,143.1)	4%	(1,924.1)	5%	11%
Other operating income, net	52.0	0%	10.8	0%	382%
Income from disposal of assets	21.4	0%	79.0	0%	(73)%
Operating income before financial income (expenses and share of profit of associates)	1,452.0	3%	1,324.5	3%	10%
Net financial results	(296.5)	1%	(264.1)	1%	12%
Income and social contribution taxes	(300.9)	1%	(295.2)	1%	2%
Share of profit of associates	0.2	0%	0.0	0%	—
Net income for the year	854.8	2%	765.2	2%	12%
Net income for the year attributable to:
Shareholders of Ultrapar	848.8	2%	765.3	2%	11%
Non-controlling interests in subsidiaries	6.0	0%	(0.1)	0%	—
EBITDA(1)	2,032.3	4%	1,855.3	4%	10%
Depreciation and amortization	580.1	1%	530.8	1%	9%

(1)	See footnote 6 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for additional discussion of EBITDA and its reconciliation to other information in our financial statements.

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

The following table shows the change in net revenue from sales and services for each of our businesses:

	Year ended December 31,		Percent change
	2011	2010
(in millions of Reais, except percentages)
Ultragaz	3,766.8	3,661.3	3%
Ipiranga	42,223.9	36,483.5	16%
Oxiteno	2,408.6	2,083.0	16%
Ultracargo	266.9	293.3	(9)%

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

Ultracargo’s net revenue from sales and services decreased by 9%, from R$293.3 million in 2010 to R$266.9 million in 2011, mainly due to the sale of the in-house logistics, solid bulk storage and road transportation businesses in July 2010, which was partially offset by the growth in average storage in its liquid bulk terminals. Average storage volume increased by 5%, from 552 thousand cubic meters in 2010 to 582 thousand cubic meters in 2011, mainly due to the start-up of the expanded terminal in Suape in September 2011. See “Item 4.A. Information on the Company — History and Development of the Company.”

Cost of products and services sold. Ultrapar’s cost of products and services sold increased by 15%, from R$39,322.9 million in 2010 to R$45,139.6 million in 2011, mainly as a result of the increased sales volume of all businesses, which was partially offset by the sale of the in-house logistics, solid bulk storage, and road transportation businesses of Ultracargo in July 2010.

The following table shows the change in cost of products and services sold for each of our businesses:

	Year ended December 31,		Percent change
	2011	2010
(in millions of Reais, except percentages)
Ultragaz	3,213.5	3,075.7	4%
Ipiranga	39,897.9	34,524.3	16%
Oxiteno	1,931.0	1,655.3	17%
Ultracargo	114.6	138.2	(17)%

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

Gross profit. Ultrapar’s gross profit increased by 11%, from R$3,158.8 million in 2010 to R$3,521.7 million in 2011, as a result of the increased gross profit in Ipiranga and Oxiteno. Ultragaz’s gross profit decreased by 6% from R$585.6 million in 2010 to R$553.2 million in 2011. Ipiranga’s gross profit increased by 19%, from R$1,959.1 million in 2010 to R$2,326.0 million in 2011. Oxiteno’s gross profit increased by 12%, from R$427.7 million in 2010 to R$477.6 million in 2011. Ultracargo’s gross profit decreased by 2%, from R$155.1 million in 2010 to R$152.3 million in 2011.

Selling, marketing, general and administrative expenses. Ultrapar’s selling, marketing, general and administrative expenses (“SG&A”) increased by 11%, from R$1,924.1 million in 2010 to R$2,143.1 million in 2011.

The following table shows the change in SG&A for each of our businesses:

	Year ended December 31,		Percent change
	2011	2010
(in millions of Reais, except percentages)
Ultragaz	387.7	375.4	3%
Ipiranga	1,365.0	1,183.7	15%
Oxiteno	319.9	291.0	10%
Ultracargo	66.6	75.7	(12)%

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

Other operating income, net. Ultrapar’s other operating income, net increased from R$10.8 million in 2010 to R$52.0 million in 2011. Other operating income, net is mainly composed of merchandising fees from Ipiranga’s suppliers.

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

Operating income before financial income (expenses) and share of profit of associates. As a result of the foregoing, Ultrapar’s operating income before financial income (expenses) and share of profit of associates increased by 10%, from R$1,324.5 million in 2010 to R$1,452.0 million in 2011, as a result of the increased operating income before financial income (expenses) and share of profit of associates in Ipiranga and Oxiteno. Ultragaz’s operating income before financial income (expenses) and share of profit of associates decreased by 10%, from R$181.2 million in 2010 to R$162.7 million in 2011. Ipiranga’s operating income before financial income (expenses) and share of profit of associates increased by 18%, from R$879.5 million in 2010 to R$1,037.1 million in 2011. Oxiteno’s operating income before financial income (expenses) and share of profit of associates increased 36%, from R$114.1 million in 2010 to R$154.8 million in 2011. Ultracargo’s operating income before financial income (expenses) and share of profit of associates decreased by 23%, from R$115.8 in 2010 to R$88.9 million in 2011.

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

EBITDA. Ultrapar’s EBITDA increased 10%, from R$1,855.3 million in 2010 to R$2,032.3 million in 2011, as a result of EBITDA growth in Ipiranga, Oxiteno, and Ultracargo.

The following table shows the change in EBITDA for each of our businesses:

	Year ended December 31,		Percent change
	2011	2010
(in millions of Reais, except percentages)
Ultragaz	280.1	300.0	(7)%
Ipiranga	1,353.5	1,148.6	18%
Oxiteno	261.1	218.3	20%
Ultracargo	118.2	144.7	(18)%

Ultragaz’s EBITDA decreased by 7% from R$300.0 million in 2010 to R$280.1 million, mainly due to the effects of inflation on costs and expenses in 2011.

Ipiranga’s EBITDA increased by 18% from R$1,148.6 million in 2010 to R$1,353.5 million in 2011, mainly due to (i) higher sales volume, (ii) the increased share of gasoline in its sales mix, which has higher margins and (iii) the positive non-recurring net effect of R$84 million, mainly related to PIS/Cofins credits in 2011 and expenses and costs to complete the integration/conversion of Texaco in 2010.

Oxiteno’s EBITDA increased by 20% from R$218.3 million to R$261.1 million, mainly as a result of a recovery in margins in U.S. dollar and improved sales mix in the first semester, which was partially offset by the 4% decrease in sales volume, the 5% stronger Real and extraordinary costs resulting from the stoppages in Camaçari plant in 2011. Oxiteno’s unit EBITDA reached US$236/ton in 2011, 30% higher than 2010.

Ultracargo’s EBITDA decreased by 18%, from R$144.7 million in 2010 to R$118.2 million in 2011, due to the sale of the in-house logistics, solid bulk storage, and road transportation businesses in 2010, partially offset by the growth in the average storage in the liquid bulk terminals in 2011. In 2011, Ultracargo’s EBITDA margin reached 49%, higher than the 38% margin reported in 2010. See “Item 4.A. Information on the Company — History and Development of the Company.”

For a reconciliation of our EBITDA and the EBITDA of Ultragaz, Ipiranga, Oxiteno and Ultracargo to information in our financial statements, see footnote 6 under “Item 3.A. Key Information — Selected Consolidated Financial Data.”

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

Periodically, we assess the opportunities for acquisitions and investments. We consider different types of investments, either directly or through joint ventures, or associated companies, and we finance such investments using cash generated from our operations, debt financing, through capital increases or through a combination of these methods.

Sources and uses of funds

Cash flows provided by operating activities was R$2,449.9 million, R$1,710.1 million and R$1,508.2 million in 2012, 2011 and 2010, respectively. In 2012, our cash flows from operating activities increased R$739.7 million compared to 2011, mainly as a result of the growth in our operations and lower investment in working capital, mainly in inventories. In 2011, our cash flow from operations increased R$201.9 million compared to 2010, mainly as a result of the growth in our operations.

Cash flows used in investing activities was R$1,571.7 million, R$1,457.9 million and R$903.6 million in 2012, 2011 and 2010, respectively. In 2012, Ultrapar continued its strategy of value creation and investments to increase operating scale and productivity gains in its businesses. In 2012, 2011 and 2010, we invested R$1,295.1 million, R$970.2 million and R$840.8 million in additions to fixed and intangible assets, net of disposals. In 2012, Ultrapar, through Oxiteno, acquired 100% of the shares of American Chemical for R$107.4 million, in addition to the assumption of R$32.7 million in net debt. Also in 2012, Ultrapar, through Ultracargo, acquired 100% of the shares of Temmar, in the port of Itaqui, for R$68.2 million, including the assumption of R$91.2 million in net debt. In 2011, Ultrapar acquired, through Ultragaz, 100% of Repsol’s shares for the total amount of R$49.8 million, and disbursed R$26.7 million related to the final payment of the DNP acquisition. In 2010, Ultrapar concluded the sale of the in-house logistics, solid bulk storage, and road transportation businesses of Ultracargo, which generated R$80.4 million in net proceeds, which was partially offset by the initial disbursement of R$46.8 million made in November 2010 for the acquisition of DNP. See “Item 4.A. Information on the Company — History and Development of the Company” for further information on the acquisitions of American Chemical, Temmar, Repsol and DNP.

Cash flows (used in) provided by financing activities totaled (R$618.6) million, (R$1,104.4) million and R$153.6 million in 2012, 2011 and 2010, respectively. In 2012, cash flows from financing activities increased R$485.8 million compared to 2011, mainly as a result of the issuance of debentures in March and November 2012, in order to strengthen the company’s cash position and extend its debt profile, which was partially offset by increased amortization of our outstanding financing and debentures. In 2011, the R$1,258.0 million decrease in cash flow from financing activities reflected the increased raising of new loans in 2010. In 2010, cash flow from financing activities resulted mainly from financing obtained with Banco do Brasil S.A. and Banco Nacional de Desenvolvimento Econômico e Social – BNDES. Accordingly, cash and cash equivalents totaled R$2,050.1 million as of December 31, 2012, R$1,791.0 million as of December 31, 2011 and R$2,642.4 million as of December 31, 2010.

We believe we have sufficient working capital to meet our current needs. As of December 31, 2012, our gross indebtedness due from January 1 to December 31, 2013 totaled R$1,866.0 million, including estimated interest on loans. Out of this total, the maturity date of R$500.0 million was already extended from March 2013 to February 2016 and we expect to extend R$300.0 million of such amounts from May 2013 to May 2016. See “Item 4.A. Information on the Company — History and Developments of the Company” and “Item 10.C. Additional Information — Material Contracts — Loan with Banco do Brasil.” Furthermore, our investment plan for 2013 totals R$1,436.5 million. On December 31, 2012, the company had R$3,161.7 million in cash, cash equivalents, short-term and long-term financial investments.

We anticipate that we will spend approximately R$10.8 billion in the next five years to meet long-term contractual obligations described in the Tabular Disclosure of Contractual Obligations and for the 2013 budgeted capital expenditures. We expect to meet these cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financing and the refinancing of some of our indebtedness as it becomes due.

The company uses exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect its assets, liabilities, receipts and disbursements in foreign currency, in order to reduce the effects of changes in exchange rates on its results and cash flows in Brazilian Reais within the exposure limits under its policy. For additional information regarding our funding and treasury policies see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Indebtedness

As of December 31, 2012, our consolidated short and long-term debt was as follows:

Indebtedness	Currency	Interest Rate(1)	Principal amount of outstanding and accrued interest through December 31, 2012
			IFRS
			2012	2011
			(in millions of Reais)
Foreign currency-denominated loans:
Notes in the foreign market	US$	7.2%	508.9	466.2
Foreign loan	US$	LIBOR(2) + 0.9%	281.7	111.9
Advances on Foreign Exchange Contracts	US$	2.0%	114.8	125.8
Financial institutions	US$	2.5%	84.0	—
BNDES	US$	5.5%	59.3	72.9
Foreign currency advances delivered	US$	1.6%	52.7	45.7
Financial institutions	US$	LIBOR(2) + 2.0%	40.6	—
Financial institutions	Bs(3)	11.3%	30.2	21.8
Financial institutions	MX$(4)	TIIE(4) + 1.4%	25.3	28.5
BNDES	UMBNDES(5)	6.9%	0.3	—
FINIMP	US$	—	—	0.9
Reais - denominated loans:
Banco do Brasil fixed rate	R$	11.9%	1,948.1	2,208.1
Debentures – 4th issuance	R$	108.2% of CDI	845.9	—
BNDES	R$	TJLP(6) + 2.5%	679.0	890.9
Banco do Brasil floating rate	R$	101.4% of CDI	668.9	213.1
Debentures – 1st public issuance IPP	R$	107.9% of CDI	602.3	—
Banco do Nordeste do Brasil	R$	8.5%(7)	118.7	86.1
BNDES	R$	5.8%	49.6	57.6
Finance leases	R$	IGP-M(8) + 5.6%	42.4	42.4
FINEP — Research and Projects Financing	R$	4.0%	30.8	10.9
FINEP — Research and Projects Financing	R$	TJLP(6) + 0.2%	23.5	45.6
Debentures — RPR	R$	118% of CDI	21.0	19.1
FINAME — Financing for Machines and Equipment	R$	TJLP(6) + 2.8%	0.5	2.1
Fixed rate finance leases	R$	14.4%	0.5	1.3
Debentures – 3rd issuance	R$	—	—	1,002.5
Loan — Maxfácil	R$	—	—	86.4
Total loans			6,229.0	5,539.5
Unrealized losses on swaps transactions			9.7	22.1

Total			6,238.7	5,561.6

(1)	Interest rate only as of 2012.
(2)	LIBOR = London Interbank Offered Rate.
(3)	Bs = Venezuelan Bolívar Forte.
(4)	MX$= Mexican peso and TIIE = the Mexican interbank balance interest rate.
(5)	UMBNDES = monetary unit of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), which is a “basket of currencies” representing the composition of foreign currency debt obligations of BNDES. As of December 2012, 97% of this composition reflected the U.S. dollar.
(6)	TJLP (Long-Term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of BNDES. On December 31, 2012, TJLP was fixed at 5.5% p.a.

(7)	Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to foster the development of the industrial sector, administered by Banco do Nordeste. On December 31, 2012, the FNE interest was 10% p.a. FNE grants a discount of 15% over the interest rate for timely payments.
(8)	IGP-M = General Index of Market Prices of Brazilian inflation, calculated by the Getulio Vargas Foundation.

Our consolidated debt as of December 31, 2012 had the following maturity schedule:

Maturity	Amount
(in millions of Reais)
January 1, 2013 to December 31, 2013	1,641.1
January 1, 2014 to December 31, 2014	1,449.2
January 1, 2015 to December 31, 2015	2,105.5
January 1, 2016 to December 31, 2016	167.0
January 1, 2017 to December 31, 2017	762.6
2018 thereafter	113.2

Total	6,238.7

As provided in IAS 39, the transaction costs and issuance premiums associated with our fundraising were added to our financial liabilities. See Note 14(i) to our consolidated financial statements for more information.

Ultrapar contracted hedging instruments against foreign currency exchange and interest rate variations for a portion of its indebtedness. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and Note 22 to our consolidated financial statements for more information.

The financings are guaranteed by collateral in the amount of R$41.9 million as of December 31, 2012 and by guarantees and promissory notes in the amount of R$2,423.2 million as of December 31, 2012. In addition, Ultrapar and its subsidiaries offer collateral in the form of letters of credit for commercial and legal proceeding in the amount of R$179.4 million as of December 31, 2012.

Some subsidiaries issued collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under this collateral, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to this collateral is R$12.1 million as of December 31, 2012 with maturities of less than 211 days. As of December 31, 2012, Ultrapar did not have losses in connection with this collateral. The fair value of collaterals recognized in current liabilities as other payables was R$0.3 million as of December 31, 2012, which is recognized as profit or loss as customers settle their obligations with the financial institutions.

Some financing agreements of the company contain cross default clauses whereby we are required to pay the debt assumed in case of default of other debts equal to or greater than US$15 million. As of December 31, 2012, there was no event of default on such debts.

Notes in the foreign market.

In December 2005, the subsidiary LPG International issued US$250 million in notes in the foreign market, maturing in December 2015, with interest rate of 7.2% p.a., paid semiannually. The issuance price was 98.7% of the notes’ face value, which represented a total yield for investors of 7.4% p.a. upon issuance. The notes were guaranteed by Ultrapar and Oxiteno.

As a result of the issuance of these notes, the company is required to undertake certain obligations, including:

•

Limitation on transactions with shareholders that hold 5% or more of any class of stock of the company, except upon fair and reasonable terms no less favorable than could be obtained in a comparable arm’s-length transaction with a third party.

•

Required board approval for transactions with shareholders that hold 5% or more of any class of stock of the company, or with their subsidiaries, in an amount higher than US$15 million (except transactions of the company with its subsidiaries and between its subsidiaries).

•	Restriction on the sale of all or substantially all assets of the company and subsidiaries LPG International and Oxiteno.

•	Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the value of the consolidated tangible assets.

The company and its subsidiaries are in compliance with the levels of covenants required by these loans. The restrictions imposed on the company and its subsidiaries are customary in transactions of this kind and have not limited their ability to conduct their business to date.

Foreign loan.

In November 2012 the subsidiary IPP contracted a foreign loan in the amount of US$80 million, with maturity in November 2015 and interest rate equivalent to LIBOR + 0.8% p.a., paid quarterly. IPP also contracted hedging instruments for floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loan charge to 104.1% of CDI (see Note 22 to our consolidated financial statements). The foreign loan is guaranteed by Ultrapar.

The subsidiary Oxiteno Overseas has a foreign loan in the amount of US$60 million with maturity in June 2014 and interest rate of LIBOR + 1.0% p.a., paid semiannually. Ultrapar, through its subsidiary Cia. Ultragaz, contracted hedging instruments with floating interest rates in U.S. dollar and exchange rate variation, changing the foreign loan charge to 86.9% of CDI (see Note 22 to our consolidated financial statements). The foreign loan is guaranteed by Ultrapar and its subsidiary Oxiteno S.A. See “Item 11.Quantitative and qualitative disclosures about market risk.”

As a result of these foreign loans, some obligations applicable to the notes in the foreign market must also be maintained by Ultrapar. Additionally, during the term of these contracts, Ultrapar shall maintain the following financial ratios, calculated based on its audited consolidated financial statements:

•	Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated EBITDA , at less than or equal to 3.5.

•	Maintenance of a financial ratio determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The company is in compliance with the levels of covenants required by these loans. The restrictions imposed on Ultrapar and its subsidiaries are usual for this type of transactions and have not limited their ability to conduct their business to date.

Debentures

In December 2012, the subsidiary IPP made its first public issuance of debentures in single series of 60,000 simple, nonconvertible into shares, unsecured, nominative and registered debentures, and its main characteristics are as follows:

Face value unit:	R$10,000.00

Final maturity:	November 16, 2017

Payment of the face value:	Lump sum at final maturity

Interest:	107.9% of CDI

Payment of interest:	Semiannually

Reprice:	Not applicable

The proceeds of the issuance were used to manage liquidity of the issuer, in order to strengthen its cash and extend its debt profile, providing greater financial flexibility.

In March 2012, Ultrapar carried out its fourth issuance of debentures, in a single series of 800 simple, nonconvertible into shares, unsecured debentures, and its main characteristics are as follows:

Face value unit:	R$1,000,000.00

Final maturity:	March 16, 2015

Payment of the face value:	Lump sum at final maturity

Interest:	108.2% of CDI

Payment of interest:	Annually

Reprice:	Not applicable

The proceeds of the issuance were used for the partial early redemption of 800 debentures, in March 2012, of Ultrapar’s third issuance of debentures. See “Item 4.A. Information on the Company — History and Development of the Company” and “Item 10.C. Additional Information — Material Contracts — Fourth debentures offering.”

In December 2009, the company concluded the review of certain terms and conditions of its third issuance, in a single series, of 1,200 simple, nonconvertible into shares, unsecured debentures. After such review the interest rate of the debentures was reduced to 108.5% of CDI and its maturity date was extended to December 4, 2012. In April 2011 and March 2012, the company made early partial redemptions of 200 debentures and 800 debentures, respectively. On December 4, 2012, the maturity date of these debentures, the company settled the remaining 200 debentures. The debentures had annual interest payments and amortization in one single tranche at the maturity date.

In November 2010, RPR made its first issuance of debentures, in a single series of 50 simple debentures, nonconvertible into shares, with floating guarantees, and the following characteristics:

Face value unit:	R$1,000,000.00

Final maturity:	November 30, 2014

Payment of the face value:	Eight equal quarterly installments, starting on March 1, 2013 and ending on November 30, 2014

Interest:	118.0% of CDI

Payment of interest:	Eight equal quarterly installments, starting on March 1, 2013 and ending on November 30, 2014

Reprice:	Not applicable

The financial settlement occurred in January 2011. The RPR debentures were consolidated proportionally to the company’s investment in RPR.

BNDES.

Ultrapar has financing from BNDES (Brazilian National Development Bank) for some of its investments. As of December 31, 2012, such lines of credit with BNDES totaled R$2.8 billion, of which R$1.0 billion had been drawn down. See “Item 10.C. Additional Information — Material Contracts — BNDES.”

During the term of these agreements, Ultrapar must maintain the following capitalization and current liquidity levels, as determined in the annual consolidated audited balance sheet:

•	capitalization level: shareholders’ equity / total assets equal to or above 0.3; and

•	current liquidity level: current assets / current liabilities equal to or above 1.3.

We are in compliance with the levels of covenants required by these loans. The restrictions imposed on Ultrapar and its subsidiaries are usual for this type of transactions and have not limited their ability to conduct their business to date.

Financial institutions.

The subsidiaries Oxiteno Mexico, Oxiteno Andina, Oxiteno USA and American Chemical have loans to finance investments and working capital.

Banco do Brasil.

The subsidiary IPP has fixed and floating interest rate loans from Banco do Brasil S.A. to finance the marketing, processing or manufacturing of agricultural goods (ethanol). IPP contracted interest rate hedging instruments, which modified the effective interest rates for such loans to an average of 98.8% of CDI (see Note 22 of our financial statements). IPP designates these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both stated at fair value from inception. Changes in fair value are recognized as profit or loss.

These loans mature between 2013 and 2015, as follows:

Maturity	Balance in 2012
(in millions of Reais)
March, 2013	682.3
May, 2013	406.7
January, 2014	377.3
March, 2014	232.4
April, 2014	59.2
May, 2014	423.4
May, 2015	435.7

2,617.0

On December 12, 2012 Ultrapar’s Board of Directors approved the renewal of financings from Banco do Brasil S.A. for its subsidiary Ipiranga, with a principal amount of R$800 million, of which the maturity date of R$500 million was already extended from March 2013 to February 2016 and R$300 million of which we expect to be extended from May 2013 to May 2016. See “Item 4.A. Information on the Company — History and Developments of the Company”.

Investments

Equity investments

	Year ended December 31,
	2012		2011		2010
Ultragaz	—		49.9	(3)	—
Ipiranga	—		26.6	(4)	46.8	(4)
Oxiteno	100.5	(1)	—		0.8
Ultracargo	68.2	(2)	—		(80.4	)(5)
Others	—		—		—

Total	168.7		76.5		(32.8)

(1)	Investments made in connection with the acquisition of American Chemical, net of proceeds from the sale of Oxiteno’s catalyst production unit. See “Item 4.A. Information on the Company — History and Development of the Company.”
(2)	Investments made in connection with the acquisition of Temmar. See “Item 4.A. Information on the Company — History and Development of the Company.”

(3)	Investments made in connection with the acquisition of Repsol. See “Item 4.A. Information on the Company — History and Development of the Company.”
(4)	Investments made in connection with the acquisition of DNP. See “Item 4.A. Information on the Company — History and Development of the Company.”
(5)	Sale of the in-house logistics, solid bulk storage and road transportation businesses of Ultracargo. See “Item 4.A. Information on the Company — History and Development of the Company.”

Organic Investments

The following table shows our organic investments for the years ended December 31, 2012, 2011 and 2010 (and does not include equity investments):

	Year ended December 31,
	2012	2011	2010
Ultragaz	157.1	181.6	157.1
Ipiranga(1)	941.6	590.9	382.6
Oxiteno	114.8	107.3	227.3
Ultracargo	83.8	108.2	61.8
Others(2)	25.5	25.0	18.7

Total organic investments, net of disposals	1,322.7	1,013.0	847.5

(1)	Includes financing and bonuses to our resellers, net of repayments. Bonuses are lump sum payments made by distributors to resellers. Resellers typically use these payments to improve their facilities or to invest in working capital. Financing for clients is included under working capital in the cash flow statement and bonuses are included under intangible assets. In 2012, 2011 and 2010 financing to clients (net of repayments) amounted to R$27.6 million, R$42.8 million and R$6.8 million, respectively.
(2)	Includes mainly capital expenditures related to RPR and corporate information technology.

Ultragaz invested R$157 million in 2012, mainly focused on capturing new clients in the bulk segment, replacement of bottles and maintenance of its bottling facilities.

Ipiranga invested R$942 million in 2012, of which (i) R$514 million in the expansion of its distribution network (through the conversion of unbranded service stations, the opening of new gas stations and new customers) and Jet Oil and am/pm franchises, focused on the Midwest, Northeast and North regions of Brazil, (ii) R$63 million in expanding its logistics infrastructure to support the growing demand, through the construction and expansion of 12 logistics facilities, and (iii) R$365 million in the maintenance of its operations, mainly in the renewal of contracts of its distribution network and the renovation of service stations. Out of the total amount invested, R$914 million were related to property, plant, equipment and intangible assets and R$28 million were related to financing to clients, net of repayments.

Oxiteno invested R$115 million in 2012, mainly directed to the specialty chemicals plant in the United States and the maintenance of its plants. Oxiteno also acquired American Chemical, a specialty chemicals plant in Uruguay, with the disbursement of R$107 million, in addition to the assumption of R$33 million in net debt.

Ultracargo invested R$84 million in 2012, mainly allocated to the expansion of 72 thousand cubic meters in the Aratu and Santos terminals. Additionally, Ultracargo disbursed R$68 million for the acquisition of Temmar, at the port of Itaqui, and assumed R$91 million in net debt.

Ultrapar’s investment plan for 2013, excluding acquisitions, amounts to R$1,437 million and aims at growth through increased scale and productivity gains, as well as the modernization of existing operations. Ultrapar expects to invest R$160 million at Ultragaz, R$872 million at Ipiranga, R$278 million at Oxiteno and R$103 million at Ultracargo. Ultragaz will focus its investments mainly on (i) UltraSystem (small bulk), due to the prospects of capturing new clients, (ii) the modernization of its filling plants, mainly in the Southeast region of Brazil and expansion of facilities in the Northeast region of

Brazil and (iii) the replacement and purchase of LPG bottles. Ipiranga will invest (i) R$360 million to continue the expansion of its distribution network (through the conversion of unbranded service stations, the opening of new gas stations and new customers) and Jet Oil and am/pm franchises, focused on the Midwest, Northeast and North regions of Brazil, (ii) R$182 million in the expansion of its logistics infrastructure to support the growing demand, through the construction and expansion of logistics facilities, and (iii) R$331 million in the maintenance of its operations, mainly in the renewal of contracts of its distribution network and the renovation of service stations. Out of Ipiranga’s total investment budget, R$868 million refers to additions to property, plant, equipment and intangible assets, and R$4 million refers to financing to clients, net of repayments. Oxiteno will direct R$203 million for expansion investments, mainly to continue the expansion of its production capacity in Pasadena, in the United States, and in Coatzacoalcos, in Mexico. These two plants will add approximately 130 thousand tons per year of production capacity, 30 thousand tons of which will be operational by 2013 and 100 thousand tons will start-up in 2014. Additionally, Oxiteno will invest in the maintenance of its plants. Ultracargo will direct its investments mainly to expansions in its terminals, especially in Itaqui and Suape terminals, in addition to the maintenance of the infrastructure of the other terminals.

C. Research and Development, Patents and Licenses, etc.

Research and Development

Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. As of December 31, 2012, 91 employees of Oxiteno were engaged in research and development and engineering activities. Oxiteno’s research and development expenditures in 2012, 2011 and 2010 were R$24 million, R$22 million and R$19 million, respectively. In 2004, Oxiteno founded its own “Science and Technology Council” with six of the world’s major specialists in surfactants as members. These specialists, with experience in the surfactant industry or in the academic environment in the US, Europe and Latin America, follow the trends and opportunities in the sector. Since 2004, the council, currently composed of five specialists, has met once a year in São Paulo to analyze Oxiteno’s research and development project portfolio, as well as the management methodology applied. Their recommendations enable Oxiteno to improve its research and development activities’ efficiency, as well as to broaden the reach of its partnerships with international entities.

In December 2005, Oxiteno signed a contract with PMD — Project Management and Development Co., or PMD, a private Saudi-Arabian company with its head-office in the industrial city of Al Jubail, to license technologies for the production of ethanolamines and ethoxylates. The technologies licensed by Oxiteno to be used in the petrochemical complex located in Al Jubail. The plants that use Oxiteno’s technologies, whose start-up was in April 2012, have a production capacity of 100 thousand tons per year of ethanolamines and 40 thousand tons per year of ethoxylates. The project commenced in April 2012.

Oxiteno’s investments in research and development have resulted in the introduction of 52 new products during the last three years. Oxiteno will continue to invest in research and development focused on developing new product applications to meet clients’ needs.

Trademarks and Patents

Ipiranga owns registrations for the trademarks used in its distribution business, such as Ipiranga, Km de Vantagens, Jet Oil, Clube VIP Ipiranga, Clube do Milhão Ipiranga, Posto 24 horas, Atlantic, Ipiranga 4x4, Gasolina Original Ipiranga (Original Ipiranga Gasoline), among several others. The 10-year period of validity of the registrations for these trademarks will expire between 2013 and 2022. IPP also owns a supplying fuel pump and other patents. Ipiranga acquired the am/pm brand in Brazil in November 2012 through an agreement signed with Atlantic Richfield Company.

Licenses

As part of the acquisition of the Ipiranga Group, Ipiranga licensed the use of the Ipiranga brand in the Northeast, North and Midwest regions of Brazil to Petrobras until March 2012. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Ipiranga Group.” Under the terms of the acquisition of Texaco, Ipiranga had the right to use the Texaco brand until March 2012 in the South and Southeast regions of Brazil and has such right until March 2014 in the North, Northeast and Midwest regions of Brazil. See “Item 4.A. Information on the Company — History and Development of the Company— Description of the Acquisition of Texaco.”

D. Trend Information

LPG business

Between 2003 and the end of 2007, LPG prices charged to LPG distributors in Brazil have been stable, despite increases in oil and LPG prices in the international markets, which were partially offset by the appreciation of the Real compared to the U.S. dollar, reducing the difference between LPG prices in Brazil and in the international markets. However, in 2008 Petrobras increased LPG refinery price for commercial and industrial usage by 15% in January, an additional 10% in April and 6% in July. In February 2009, Petrobras reduced the LPG refinery price for commercial and industrial usage by 5%. In January 2010, Petrobras increased the LPG refinery price for commercial and industrial usage by 6%. The LPG refinery price for residential use remained unchanged since 2003. In the last few years, Petrobras’ practice has been not to immediately reflect in its oil derivatives prices in Brazil the volatility of international prices of oil and oil derivatives. We cannot guarantee that this trend will continue. Any sharp increase in LPG prices charged to LPG distributors could have an impact on Ultragaz’s results if it is unable to maintain its operational margins or sales volume.

LPG bulk sales are correlated to economic growth, thus an acceleration or deceleration in Brazilian GDP growth can affect our sales volume. As of December 31, 2012, this segment represented approximately 30% of the volume sold by Ultragaz. Bottled LPG is an essential good and, therefore, it has a lower correlation with economic performance.

Chemical and petrochemical business

The specialty chemicals volume in the Brazilian market is correlated to economic growth and therefore an acceleration or deceleration in the Brazilian GDP growth can affect our sales volume, as Oxiteno’s specialty chemicals sales in Brazil represented 58% of its total sales in 2012. From 2008 to 2011, Oxiteno completed certain capacity expansions, including the conclusion in 2011 of the 90 thousand tons per year expansion of the ethylene oxide unit in Camaçari, allowing an increase in sales volumes, and resulted in an increase in exports sales and hence in the portion of its volume sold outside Brazil. As the Brazilian market grows, Oxiteno aims at increasing the volume sold in the domestic market given that the logistics costs are usually lower than logistics cost of sales outside Brazil. In 2012, Oxiteno expanded its activities to the United States, through the acquisition of a specialty chemicals plant in Pasadena, Texas, with production capacity of 32 thousand tons per year, and to Uruguay, through the acquisition of American Chemical, a specialty chemicals company, with production capacity of 81 thousand tons per year. In 2013, Oxiteno expects to invest mainly to continue the expansion of its production capacity in Pasadena, in the United States, and in Coatzacoalcos, in Mexico, which will add approximately 100 thousand tons per year of production capacity, which we expect to commence operating in 2014.

A large portion of Oxiteno’s products prices are linked to the U.S. dollar. Therefore, a sharp appreciation or depreciation of the Real compared to U.S. dollar could have an impact on Oxiteno’s revenues in the future. In 2011, the unstable international economic environment, especially in the second half of the year as a result of the European crisis, contributed to a 13% depreciation of the Real against the U.S. dollar for the year, reversing the appreciation trend in the first half of the year. However, in 2011, the Real was 5% stronger against the dollar when compared with 2010. In 2012, the Real depreciated 9% against the U.S. dollar. Considering the average exchange rate during the year, the Real depreciated an average of 17% against the U.S. dollar in 2012. From January 1, 2013 to April 19, 2013, the Real depreciated 1.7% against the U.S. dollar in 2012 compared to 2011. We cannot predict whether the Real will keep this trend.

Oxiteno’s main raw material is ethylene, which is produced from naphtha in Brazil. Naphtha prices in Brazil fluctuate with oil prices. Oil prices remained at high levels in 2011, ending the year quoted at US$108 per barrel, up 18% from 2010. In 2012, the oil price ended the year quoted at US$110 per barrel, up 2% over 2011. From January 1, 2013 to April 19, 2013, oil prices decreased by 11%. We cannot predict whether oil and ethylene prices will keep this trend. Additionally, the price of palm kernel oil, one of Oxiteno’s main raw materials, is subject to fluctuations in international markets, once it is subject to the effects of environmental and climatic variations that affect the palm plantations, fluctuations of harvest periods, economic environment in major producing countries and fluctuations in the demand for its use in the food industry. As a consequence, palm kernel oil prices are quite volatile. The palm kernel oil price presented high fluctuation in 2011, ending the year quoted at US$1,243 per ton, down 27% from 2010. In 2012, the palm kernel oil price ended the year quoted at US$789 per ton, down 37% over 2011. From January 1, 2013 to March 31, 2013, palm kernel oil prices increased by 3%. We cannot predict whether palm kernel oil prices will keep this trend. A sharp variation in ethylene and palm kernel oil prices could have an impact on Oxiteno’s results of operations if it is unable to maintain its operational margins.

The increase in demand for chemical and petrochemical products in Brazil during the last years and the ongoing integration of regional and world markets have contributed to the increasing integration of the Brazilian petrochemical industry into the international petrochemical marketplace. As a consequence, events affecting the petrochemical industry worldwide could have a material effect on our business and results of operations. The chemical industry performance worldwide was strongly affected by the world financial crisis in 2009, which caused the demand for chemical products to decrease in several countries. Due to the faster recovery of the Brazilian economy, Oxiteno has faced tougher competition from certain foreign producers since 2009, including ethylene oxide and derivatives producers with access to natural gas-based raw materials.

Fuel distribution business

In the recent past, the combined sales of gasoline, ethanol and natural gas in Brazil have been correlated to the growth of the light vehicle fleet. The number of new vehicles registered in Brazil has grown consistently over the past four years, driven by increased credit availability and household income, reaching a new record in 2012. According to ANFAVEA, 3.6 million new light vehicles were registered in 2012, an increase of 6% from 2011, leading to an estimated 8% growth in the fleet.

Additionally, we believe the current ratio of inhabitants per vehicle in Brazil is still low when compared to the rate seen in countries with similar level of development. According to 2010 data released by ANFAVEA (the last available data), the penetration of light vehicles in Brazil is about 16% of total inhabitants, while in Argentina it is 25% and in Mexico it is 29%. Diesel sales, which in 2012 accounted for 55% of the volume sold by Ipiranga, have historically been correlated with Brazilian economic performance, particularly that of the agricultural and retail segments. In 2012, the Brazilian diesel market, according to ANP data, presented growth of 7% when compared to 2011. The increase in fuels consumption could have a positive effect on the future volume sold by the company and on its results, but we cannot guarantee that this trend will continue.

In the last few years, Petrobras’ practice has been not to immediately reflect in its oil derivatives prices in Brazil the volatility of international prices of oil and oil derivatives. We cannot guarantee that this trend will continue. From September 2005 to May 2008, gasoline and diesel refinery prices remained unchanged. In May 2008, Petrobras increased diesel and gasoline prices by 15% and 10%, respectively, in order to adjust internal prices for the successive increases in international oil prices. The Brazilian government simultaneously announced a reduction in CIDE tax on these products, fully offsetting the gasoline price increase and partially offsetting the diesel price increase. However, with the worsening of the global financial crisis and the consequent slowdown in the global economy, prices of commodities fell sharply, and the gasoline and diesel prices in the foreign markets, during the first half of 2009, remained lower than those charged in Brazil. In June 2009, Petrobras reduced diesel and gasoline prices by 15% and 4.5%, respectively, and the Brazilian government simultaneously announced an increase in CIDE tax over these products.

In October 2011, the Brazilian government reduced the percentage of anhydrous ethanol mixed into gasoline from 25% to 20%, due to a shortage of ethanol production. To avoid the gasoline price increase to the end consumer, the Brazilian government decided to simultaneously reduce the CIDE tax of gasoline A from R$230 per cubic meter to R$193 per cubic meter. In November 2011, Petrobras increased gasoline and diesel prices by 10% and 2%, respectively and, simultaneously, the Brazilian government reduced once more the CIDE tax of gasoline A to R$91 per cubic meter and that of diesel from R$70 per cubic meter to R$47 per cubic meter, therefore without affecting final consumer prices.

In June 2012, as a consequence of its increased requirements for importing oil products at prices above those practiced in Brazil, Petrobras increased gasoline and diesel prices by 3.9% and 7.8%, respectively, and the CIDE tax of both products was simultaneously reduced to zero by the Brazilian government, offsetting the effect of the increase in prices. In July 2012, Petrobras further increased diesel price by 6.2%.

E. Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations, as of December 31, 2012:

	Payment due by period
Contractual obligations	Total	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
	(in millions of Reais)
Financing(1)	6,229.0	1,635.2	3,554.7	925.9	113.2
Estimated interest payments on financing(2)	1,094.9	230.8	683.5	158.0	22.6
Hedging Instruments(3)	46.0	19.1	25.0	1.9	—
Estimated planned funding of pension plan — Ultraprev(4)	449.4	16.0	34.2	37.4	361.8
Purchase obligations — raw materials(5)	3,560.0	382.6	765.2	765.2	1,646.9
Purchase obligations — utilities(6)	52.7	22.1	27.0	3.6	—
Operating leases(7)	68.7	6.7	13.4	12.6	36.1

Total contractual obligations	11,500.7	2,312.5	5,102.9	1,904.6	2,180.7

(1)	The estimated interest payment amount was calculated based on macro-economic assumptions including, on average for the period, principally (i) a 9.35% CDI interest rate, (ii) Reais to U.S. dollar exchange rate of R$2.10 in 2013, R$2.23 in 2014, R$2.37 in 2015, R$2.53 in 2016 and R$2.67 in 2017, (iii) a 5.0% TJLP rate and (iv) a 5.3% in 2013 and a 5.0% from 2014 to 2017 Brazilian inflation (IGP-M – General Market Price Index). See “Item 5.B. Operating and Financial Review and Prospect — Liquidity and Capital Resources — Indebtedness” and Note 14 to our consolidated financial statements for more information about the maturity of our debt and applicable interest rates. See Notes 14 and 22 to our consolidated financial statements for more information on the maturity and the fair value of our swap agreements.
(2)	Includes estimated interest payments on our short- and long-term debt. Does not include any information about our derivative instruments, for which the fair value is disclosed in Item 11. Quantitative and Qualitative Disclosures About Market Risk. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for more information about our derivative instruments.
(3)	The currency and interest rate hedging instruments were estimated based on projected U.S. dollar futures contracts and the futures curve of DI x Pre contract quoted on BM&FBOVESPA as of December 28, 2012, and on the futures curve of LIBOR (BBA—British Bankers Association) on December 31, 2012. In the table above, only the hedging instruments with negative result at the time of settlement were considered.
(4)	The estimated payment amount was calculated based on a 4.5% inflation assumption, on the average age of the participants as of December 31, 2012 (37 years) and on the company’s contribution in December 2012.
(5)

Oxiteno Nordeste has a supply agreement with Braskem which establishes a minimum quarterly consumption level of ethylene and conditions for the supply of ethylene until 2021. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased. The minimum purchase commitment clause was renegotiated, and is valid from 2013, and provides a minimum annual consumption of 205 thousand tons and a maximum of 220 thousand tons. Oxiteno has a supply agreement with Braskem, valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 30% of the current ethylene price for the quantity not purchased. The subsidiary has met the minimum purchase required since the beginning of the agreement.
(6)	The purchase obligation relates to long-term contracts under which Oxiteno is required to purchase a minimum amount of energy annually.
(7)	Tequimar has agreements with CODEBA — Companhia Docas do Estado da Bahia and Complexo Industrial Portuário Governador Eraldo Gueiros—in connection with its ports facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products (i) in Aratu, of 1,000 thousand tons per year until 2016, and of 900 thousand tons per year from 2017 to 2022, as well as (ii) in Suape, of 650 thousand tons per year, until 2027, and of 400 thousand tons per year in Suape in 2028 and 2029. If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement based on the port tariff rates on the date established for payment. As of December 31, 2012, these rates per ton were R$5.79 for Aratu and R$1.38 for Suape.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table lists the current members of our Board of Directors and senior management.

Name	Position	Years with the company	Age
Board of Directors
Paulo Guilherme Aguiar Cunha	Chairman	46	73
Lucio de Castro Andrade Filho	Vice Chairman	36	68
Ana Maria Levy Villela Igel	Director	15	70
Renato Ochman	Director	12	53
Nildemar Secches	Director	11	64
Paulo Vieira Belotti	Director	15	80
Olavo Egydio Monteiro de Carvalho	Director	10	71
Pedro Wongtschowski	Director	35	67
Ivan de Souza Monteiro	Director	—	52

Executive Officers
Thilo Mannhardt	Chief Executive Officer	2	58
André Covre	Chief Financial and Investor Relations Officer, Ultrapar	9	42
João Benjamin Parolin	Officer, Oxiteno	27	54
Pedro Jorge Filho	Officer, Ultragaz	35	59
Leocadio de Almeida Antunes Filho	Officer, Ipiranga	6	62
Ricardo Isaac Catran	Officer, Ultracargo	33	58

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

Lucio de Castro Andrade Filho. Mr. Andrade Filho has been the vice chairman of our Board of Directors since 1998. He joined Ultrapar in 1977 and since then Mr. Andrade Filho has held a number of positions with Ultrapar’s subsidiaries in the LPG, logistics, engineering and chemicals segments, as well as serving as Ultrapar’s vice president from 1982 to 2006. Mr. Andrade Filho was also the Chief Executive Officer of GLP — Qualidade Compartilhada, an LPG industry association and a member of the Board of Directors of the Brazilian Petroleum Institute. He has also been a member of the Consultative Council of Green Capital, a private equity fund, since 2009, and of Associação Arte Despertar, from 2005 to 2009. Mr. Andrade Filho received degrees in civil engineering and in administration from Mackenzie University in São Paulo in 1968 and 1972, respectively.

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

Renato Ochman. Mr. Ochman joined us in April 2001 as a member of the Board of Directors. Mr. Ochman is a partner in the law firm Ochman, Real, Amadeo Advogados Associados S/C. Mr. Ochman is a member of the board of Grendene S.A., Graded School (Escola Graduada de São Paulo), Unicasa S.A. and the Brazilian Lawyers Association (Ordem dos Advogados do Brasil) in the states of São Paulo and Rio Grande do Sul. In addition, Mr. Ochman is currently a visiting professor at Fundação Getulio Vargas, where he previously taught commercial law. Previously, Mr. Ochman acted as legal counsel for the Brazilian Association of Supermarkets. Mr. Ochman obtained a law degree from the Catholic University of Rio Grande do Sul and a commercial law master’s degree and post-graduate degree from the Catholic University of São Paulo.

Nildemar Secches. Mr. Secches joined us in April 2002 as a member of our Board of Directors. Mr. Secches is a member of the Board of Directors of Itaú Unibanco Holding S.A., of WEG S.A. and of Suzano Papel and Celulose. From 2007 to 2013, he was the chairman of the Board of Directors of Brasil Foods S.A. and CEO of Empresas Perdigão S.A. from 1994 to 2007. From 1972 to 1990, Mr. Secches worked for National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social — BNDES), serving as an executive officer from 1987 to 1990. From 1990 to 1994, Mr. Secches served as Chief Executive Officer of Grupo Iochpe-Maxion, where he is currently a member of the Board of Directors. Mr. Secches also previously held positions of Chief Executive Officer of ABEF — Brazilian Association of Chicken Producers and Exporters and vice-president of ABIPECS — Brazilian Association of Pork Producers and Exporters Industries. Mr. Secches received a degree in mechanical engineering from the University of São Paulo, a master’s degree in finance from Catholic University in Rio de Janeiro and a doctoral course in economics from the University of Campinas (in the state of São Paulo).

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

Pedro Wongtschowski. Mr. Wongtschowski has been a member of our Board of Directors since January 2013. Mr. Wongtschowski served as an officer of Ultrapar from 1985 to 2012, serving as the Chief Executive Officer from January 2007 to December 2012. Mr. Wongtschowski was a member of the board of directors of Ultraprev from 1989 to 2006, and an officer of Oxiteno and Oxiteno Nordeste from 1992 to 2006. Mr. Wongtschowski was employed at our chemical fertilizer company from 1970 until 1972 and rejoined Ultrapar in 1977. Mr. Wongtschowski is a member of the board of the Brazilian Association for Chemical Engineering, and he was vice-president of the board of directors of ABIQUIM until 2010. He is currently a member of the board of the Latin American Petrochemical and Chemical Association — APLA, of which he was the president until 2012, chairman of the board of the National Association for Research, Development and Engineering of Innovative Companies – ANPEI, chairman of the National Center for Research in Energy and Materials – CNPEM, and member of the Council of Technology and Competitiveness of FIESP. Mr. Wongtschowski received a degree in chemical engineering, master’s degree in chemical engineering and a doctoral degree in chemical engineering from the Escola Politécnica da Universidade de São Paulo. Mr. Wongtschowski is the author of the book “Chemical Industry — Risks and Opportunities” (“Indústria Química — Riscos e Oportunidades”), which was published in 2002 (2nd edition).

Ivan de Souza Monteiro. Mr. Monteiro joined Ultrapar in April 2013 as a member of the Board of Directors. He is the Vice President of Financial Management and Investor Relations of Banco do Brasil S.A., member of the Board of Directors of Previ (the pension fund of Banco do Brasil’s employees), member of the Board of Directors of CPFL Energia S.A. and an alternate member of the Board of Directors of MAPFRE BB SH2 Participações S.A. He holds an electric engineering degree from INATEL-MG and a master’s degree in business administration from IAG Management and in finance from IBMEC-RJ.

Executive Officers

Thilo Mannhardt. Mr. Mannhardt has been the company’s Chief Executive Officer since January 2013. Mr. Mannhardt joined our company in April 2011 as a member of our Board of Directors until December 2012. He was a senior partner and director of McKinsey & Co., a global management consulting firm, where he served from 1985 to 2012. Mr. Mannhardt has a master’s degree in aeronautical and aerospace engineering and in business administration from Technische Universität Berlin. In addition, Mr. Mannhardt holds a PhD in systems engineering and aeronautics from Technische Universität Berlin.

André Covre. Mr. Covre joined Ultrapar in 2003 as Corporate Planning and Investor Relations Director. Mr. Covre has been the company’s Chief Financial and Investor Relations Officer since March 2007. Mr. Covre has 20 years of experience in strategic and corporate development, growth and turnaround ventures, corporate finance, mergers & acquisitions and capital markets. From 2008 to 2010, Mr. Covre was the chairman and since 2010 has been vice-chairman of the Latin American Corporate Governance Roundtable’s Companies Circle, a study group supported by the Organization for Economic Co-operation and Development – OECD, International Finance Corporation—IFC and Global Corporate Governance Forum—GCGF, aiming at developing corporate governance in Latin America. Mr. Covre began his career with Unisys Corp. in the United States, was formerly the treasurer of Pepsi Cola Engarrafadora in Brazil and a director of ABN AMRO Capital in Amsterdam, a private equity and venture capital fund. Mr. Covre holds an MBA from INSEAD, in France, and a bachelor degree in government studies from Fundação Getulio Vargas in São Paulo.

João Benjamin Parolin. Mr. Parolin joined the company in 1986, working in Oxiteno’s commercial area prior to assuming the position of Oxiteno’s Chief Operating Officer in 2007. Mr. Parolin

formerly served as marketing manager from 1989 to 1992 and sales manager from 1992 to 2000. From 2000 to 2006, he held the sales director position at Oxiteno. Prior to joining Oxiteno, Mr. Parolin worked in the commercial area at Dow Química S.A. Mr. Parolin received a bachelor degree in chemical engineering from Escola Politécnica da Universidade de São Paulo in 1980, a post-graduate degree in Marketing Administration at Fundação Getulio Vargas and a master’s degree in business administration from Fundação Instituto de Administração — Universidade de São Paulo in 2003. As a complement to his academic background he attended the STC — Skills, Tools and Competences from Fundação Dom Cabral/J.L Kellogg Graduate School of Management (Northwestern University) in 2000 and the Advanced Management Program at Wharton University in 2005.

Pedro Jorge Filho. Mr. Jorge has been an officer of Ultrapar since April 2005. He has been with the company since 1977 and has held a number of positions with the company, including serving as an officer of Utingás and Director of Engineering and Marketing at Ultragaz. Mr. Jorge was also responsible for the Southeastern and Midwest regions. Mr. Jorge became Ultragaz’s Chief Operating Officer in 2002. He is an officer at Sindigás and at AIGLP (Associación Iberoamericana de Gás Licuado de Petróleo) and vice-president at World LP Gas Association — Paris. Mr. Jorge is also the Chief Executive Officer of GLP—Qualidade Compartilhada, an LPG industry association and a member of the Board of Directors of the Brazilian Petroleum Institute—IBP. He earned a degree in Industrial and Chemical Engineering from Universidade Mackenzie. He also earned a certificate from the Advanced Management Program at INSEAD, in Fontainebleau, France in 1998, and from the program “HR’s — Contribution to Continuous Improvement” at Instituto IESE of Universidade de Navarra, in Barcelona, Spain in 1999.

Leocadio de Almeida Antunes Filho. Mr. Antunes has been an officer of Ultrapar since May 2008. He has held a number of positions at Ipiranga since 1987 when he joined as commercial officer at Fertisul S.A. and Officer at Ipiranga Serrana Fertilizantes S.A. In 1993, he served as an executive officer at CBPI and DPPI. Currently Mr. Antunes is Ipiranga’s Chief Operating Officer and is also a member of the Board of Sindicom. Mr. Antunes is also a member of the Board of Directors of the Brazilian Petroleum Institute—IBP, a member of the Board of the Brazilian Institute for Ethics in Competition—ETCO and a member of the International Committee of the Association for Convenience and Fuel Retailing—NACS. He earned a degree in Economics from Universidade Federal do Rio Grande do Sul and post graduate and a master’s degree in Agricultural Economics at University of Reading (UK) and University of London, respectively. Furthermore, he has completed the Advanced Executive Program, from J.L. Kellogg Graduate School of Management at Northwestern University.

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

For the year ended December 31, 2012, the company recognized aggregate compensation of our directors and executive officers of R$31.6 million in its financial statements, distributed as follows:

	Board of Directors	Executive Officers	Total
	(in thousands of Reais, except for the number of members)
Number of members (1)	9.00	6.00
Annual fixed compensation	3,798.4	11,491.5	15,289.9
Salary	2,944.0	6,906.0	9,850.0
Direct and indirect benefits	854.4	4,585.5	5,439.9

	Board of Directors	Executive Officers	Total
	(in thousands of Reais, except for the number of members)
Variable compensation	—	10,503.4	10,503.4
Short-term variable compensation	—	10,503.4	10,503.4
Post-employment benefit	—	2,509.2	2,509.2
Stock-based compensation	—	3,337.0	3,337.0

Total compensation	3,798.4	27,841.1	31,639.4

The table below shows the higher, lower and average individual compensation for our directors and executive officers in 2012:

Body	Number of members (1)	Highest individual compensation	Lowest individual compensation	Average individual compensation
	(in thousands of Reais, except for the number of members)
Board of Directors	9.00	1,176.0	266.4	392.5
Executive Officers	6.00	6,560.8	3,009.2	4,640.2

(1)	Weighted average number of members over the period

The purposes of the main components of the management compensation plan are:

•

Fixed compensation (salary and direct and indirect benefits): a monthly amount paid with the purpose of remunerating the responsibility and complexity inherent to each position, the individual contribution and the experience of each professional.

•

Short-term variable compensation: an annual amount paid in order to align the interests of the executives with those of the company. This amount is linked to (i) the businesses performance, which is measured through the Economic Value Added (EVA®) metric, and (ii) the achievement of annual individual goals established based on the strategic planning and focused on expansion and operational excellence projects, people development and market positioning, among others.

•

Long-term variable compensation: the purpose of this portion is to align long-term interests of executives and shareholders and to retain executives. The most recent program was effective between 2006 and 2011, with payments made in 2012 after the achievement of the established goals had been verified. Currently, there are parameters and goals under analysis for the long-term variable compensation program for the new management cycle, which started in 2013.

In addition, a portion of the aggregated compensation is represented by the amortization of the shares granted to the executive officers under the Deferred Stock Plan (defined below). See “Item 6.D. Directors, Senior Management and Employees — Employees.”

On April 27, 2001, the general shareholders’ meeting approved a stock-based compensation plan to members of management and employees in executive positions in the company. On November 26, 2003, the extraordinary general shareholders’ Meeting approved certain amendments to the original plan of 2001 (the “Deferred Stock Plan”). In the Deferred Stock Plan, certain members of management of the company have the voting and economic rights of shares and the ownership of these shares is retained by the subsidiaries of the company. The Deferred Stock Plan provides for the transfer of the ownership of the shares to those eligible members of management after five to ten years from the initial concession of the rights, subject to uninterrupted employment of the participant during the period. The total number of shares to be used for the Deferred Stock Plan is subject to the availability of such shares in treasury. Ultrapar’s executive officers are responsible for selecting the members of management eligible for the plan and proposing the number of shares in each case for approval by the Board of Directors. On December 31, 2012, the amount granted to the company’s executives, including tax charges, totaled R$63.6 million. This amount is amortized over the vesting period of the Deferred Stock Plan. The amortization in 2012 in the amount of R$6.4 million was recognized as a general and administrative expense. The fair value of the shares granted was determined on the grant date, based on the market value of the shares on the BM&FBOVESPA.

The chart below summarizes the shares provided to our statutory officers, as of December 31, 2012:

Body	Statutory Officers
Number of members[1]				6.00
Granting date[2]	18-dec-03	4-oct-04	14-dec-05	9-nov-06	12-dec-07	8-oct-08	16-dec-09	10-nov-10	7-nov-12
Number of shares granted[3]	239,200	94,300	20,000	133,600	100,000	496,000	40,000	140,000	70,000
Period for the share effective ownership to be transferred	nov-2013	sep-2014	nov-2015	oct-2016	1/3 in nov-2012 1/3 in nov-2013 1/3 in nov-2014	1/3 in sep-2013 1/3 in sep-2014 1/3 in sep-2015	1/3 in nov-2014 1/3 in nov-2015 1/3 in nov-2016	1/3 in oct-2015 1/3 in oct-2016 1/3 in oct-2017	1/3 in oct-2017 1/3 in oct-2018 1/3 in oct-2019
Price assigned to the shares granted (R$)[3]	7.58	10.20	8.21	11.62	16.17	9.99	20.75	26.78	42.90

¹	Weighted average of the number of statutory officers over the period
²	Includes shares granted from 2004 to 2008 to certain officers who were not statutory officers at the granting date
³	The number and the price of shares granted were adjusted to reflect the stock split of the shares issued by the company at a ratio of 1 existing share to 4 shares approved by extraordinary general meeting in February 10, 2011.

For more information on our Deferred Stock Plan, please see Note 8(c) to our financial statements.

C. Board Practices

We are managed by our Board of Directors (Conselho de Administração) and by our executive officers (Diretoria). As of December 31, 2012, our Board of Directors elected at the annual general shareholders’ meeting on April 27, 2011, consisted of nine members, six of whom are independent, according to the Brazilian rules, non-executive members (including one appointed by former minority preferred shareholders). Two members of the board were executive officers until December 2006. Our Board of Directors must meet regularly every three months and extraordinarily whenever called by its chairman or by any two directors. During 2012, eleven board meetings were held. Each meeting of the Board of Directors requires that a majority of the directors be present, including the chairman or the vice-chairman, before the meeting may commence. The vote of a majority of the members present is required for approval of a resolution by the Board of Directors. In case of a tie, the chairman, or in the chairman’s absence, the vice chairman, will provide the casting vote. The chairman of our Board of Directors has the power to call a special meeting of the Board of Directors as circumstances may require; provided, however, that two-thirds of board members are present in order to convene such special meeting. Among other responsibilities, the Board of Directors is responsible for (i) our general guidelines, (ii) electing and removing our executive officers, supervising their management and fixing their compensation, (iii) deliberating on the issuance of new shares, within the limits of our authorized capital, (iv) authorizing the distributions of dividends and interest on shareholders’ equity, (v) approving transactions with value exceeding three percent of our shareholders’ equity, (vi) approving our dissolution or merger and (vii) the appointment of independent auditors, among other responsibilities. Pursuant to Brazilian law, each member of the Board of Directors must be elected by the holders of our shares at the general shareholders’ meeting.

Members of the Board of Directors are elected for a period of two years and may be reelected.

Our bylaws require that at least thirty percent of the members of our Board of Directors be independent directors, in accordance with independence requirements of the Novo Mercado segment regulation. In addition, our bylaws set forth that the election of the members of the Board of Directors must be made through the nomination of a slate of candidates, unless cumulative voting is requested. Only the following slates of candidates will be eligible (i) those nominated by the Board of Directors; or (ii) those nominated by any shareholder or group of shareholders. See “Item 4.A. Information on the Company — History and Development of the Company – New corporate governance structure” and “Exhibit 1.2. — Bylaws of Ultrapar, dated as of June 28, 2011.”

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

Executive Officers

As of December 31, 2012, our Board of Executive Officers was comprised of a minimum of four and a maximum of eight members, including our Chief Executive Officer.

As of December 31, 2012, each of our executive officers had been appointed by the Board of Directors for a two-year term and will remain in office until the Board of Directors’ meeting that will appoint the executive officers in 2013. Current executive officers can be reelected for additional two-year terms. For the dates on which our executive officers began holding their respective position, see “Item 6.A. Directors, Senior Management and Employees — Directors and Senior Management.”

Fiscal Council and Audit Committee Exemption

Brazilian Corporate Law requires us to establish a fiscal council (Conselho Fiscal), which may operate on a permanent or non-permanent basis. According to the Brazilian Corporate Law, a fiscal council acting on a non-permanent basis is required to be formed when requested by 10% of voting shareholders in an annual general shareholders’ meeting. However, pursuant to CVM Instruction 324/00, in the case of Ultrapar, holders of 2% of the voting capital are entitled to request the installation of the fiscal council. The elected members of the fiscal council will remain in place only until the following annual general shareholders’ meeting, in which they may be reelected by our shareholders.

From 2005 to 2010, our bylaws provided for a fiscal council with permanent operations. As set forth in our bylaws adopted on June 28, 2011, our fiscal council will act on a non-permanent basis. In addition, our bylaws provide for an audit committee as an ancillary body of the Board of Directors. In the event the fiscal council is installed in accordance with Brazilian Corporate Law, the fiscal council will operate as the audit committee during that mandate, exercising all the duties and in accordance with the requirements set forth in our bylaws, including with respect to its members. The audit committee will not operate in any fiscal year when a fiscal council is installed. See “Exhibit 1.2. —Bylaws of Ultrapar, dated as of June 28, 2011.” We currently have a fiscal council installed.

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

The fiscal council is a separate corporate body independent of our management and our external independent registered public accounting firm. According to the Brazilian Corporate Law, the fiscal council must meet at least four times per year. Since its establishment, in July 2005, our fiscal council has been meeting on a regular basis, and in 2012, they held eleven meetings. Our fiscal council is responsible for reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with applicable accounting, internal control and auditing requirements and in compliance with the provisions of Brazilian Corporate Law; the forms of the CVM and requirements for listing on BM&FBOVESPA; the rules of the SEC and the requirements for listing on NYSE. Our fiscal council also (1) makes recommendations to our board of directors regarding the appointment, retention and oversight of our independent auditors, (2) discusses matters related to interim and annual financial statements with the management of the company and the independent auditors, (3) reviews and evaluates the performance of internal auditing and (4) discusses matters related to effectiveness of the internal controls of the company with management and independent auditors. Our fiscal council is supporting the implementation by the company of improved procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. Our fiscal council may hire outside advisors to assist it with matters related to the course of their duties, and such expenses are covered by the company. The members of our fiscal council are elected by our shareholders at the annual general shareholders’ meeting for one-year terms and are eligible for reelection. The terms of the members of our fiscal council expire at the next annual general shareholders’ meeting. Under Brazilian Corporate Law, individuals who are members of our board of directors or our board of executive officers or are employees or spouses or relatives of any member of our management are not eligible to serve on the fiscal council. To be eligible to serve on our fiscal council, a person must be a resident of Brazil and either a university graduate or has been a company officer or fiscal council member of another Brazilian company for at least three years prior to election to our fiscal council. On June 28, 2011, the extraordinary shareholders’ meeting approved the modification of the number of fiscal council members from five to three members. See “Item 4.A. Information on the Company — History and Development of the Company New corporate governance structure” and “Exhibit 1.2. — Bylaws of Ultrapar, dated as of June 28, 2011.”

On April 10, 2013, the general shareholders’ meeting approved compensation for its members of R$12,670 per month for each effective (non-alternate) member, except for the president of the fiscal council, whose compensation was set at R$13,621 per month.

As of December 31, 2012, our fiscal council consisted of three members and their respective alternate members, set forth on the following table:

Name	First Year of Appointment
Flavio César Maia Luz	2005
Márcio Augustus Ribeiro (alternate)	2007
Mario Probst	2005
Pedro Ozires Predeus (alternate)	2005
José Reinaldo Magalhães	2013
Sérgio Paulo Silva (alternate)	2010

On April 10, 2013, at the general shareholders’ meeting, the fiscal council members Flavio César Maia Luz and Mario Probst were reelected, as well as Márcio Augustus Ribeiro and Pedro Ozires Predeus as their alternates, respectively. Additionally, José Reinaldo Magalhães was elected as member of the fiscal council and Sérgio Paulo Silva was reelected as alternate. Summarized below is information regarding the business experience, areas of experience and principal outside business interests of the current members of our fiscal council.

Flavio César Maia Luz. Mr. Luz has been our fiscal council president since 2005. Mr. Luz is a partner-officer at Doing Business Consultoria Empresarial Ltda, a business and corporate finance company. Mr. Luz is a member of the fiscal council at CTEEP S.A. and a member of the Board of Directors of Senior Solution S.A. since 2012. Mr. Luz was corporate and finance vice-president of Cofra Latin America Ltda. – C&A Group from 2001 to 2010 and was Chief Executive Officer of Banco Ibi – C&A Group in 2009. From 1999 to 2001, Mr. Luz served as executive director and vice-president of the Board of Directors at Eletropaulo. From 1976 to 1998, Mr. Luz worked at Duratex, where he occupied the executive vice-president position from 1993 to 1998. Mr. Luz received a degree in civil engineering from Escola Politécnica da Universidade de São Paulo and a post-graduate degree in business administration from Escola de Administração de Empresas de São Paulo da Fundação Getulio Vargas. He also holds certificates of continuing education programs in Finance, Marketing and Mergers & Acquisitions, from Harvard Business School, Stanford University and Wharton Business School, respectively.

Mario Probst. Mr. Probst served as partner at KPMG Auditores Independentes from 1991 to 2004, and is currently retired. Mr. Probst is a member of the fiscal council at Odontoprev S.A., a member of the fiscal council at Companhia Brasileira de Distribuição and was a member of the fiscal council of ViaVarejo S.A., a secretary of the audit committee at Gafisa S.A. and an alternate member of the statutory audit council at Banco Ibi S.A. Mr. Probst received a degree in business administration from Escola de Administração de Empresas de São Paulo da Fundação Getulio Vargas and accountancy from Faculdade de Ciências Políticas e Econômicas do Rio de Janeiro.

José Reinaldo Magalhães. Mr. Magalhães has been the manager of the private equity fund of BR Investimentos since 2010. Mr. Magalhães was a statutory officer at Previ (private pension fund of employees of Banco do Brasil S.A.). Mr. Magalhães also served as a member of the Board of Directors of Embraer S.A., was an effective member of ABRAPP (Brazilian complementary pension companies) and a member of the Board of Principles for Responsible Investment (PRI). Prior to that, Mr. Magalhães served as a member of the Board of Directors of CPFL Energia S.A., of CELPE (Cia. Energética de Pernambuco) and of Cia. Energética do Rio Grande do Norte. Mr. Magalhães received a degree in economics from Universidade Federal de Minas Gerais and a master’s degree in finance from IBMEC-RJ and from Fundação Getulio Vargas-RJ.

Corporate Governance

We are incorporated under the laws of Brazil and we are subject to Brazilian laws related to corporate governance. Under Brazilian Corporate Law, there are no legal requirements with respect to corporate governance regarding (i) the independence of our Board of Directors, (ii) meetings of non-management directors, (iii) the mandatory establishment and composition of certain board committees or (iv) the adoption and disclosure of corporate governance guidelines or codes of business conduct and ethics. As a non-U.S. issuer, we are exempt from adopting certain NYSE corporate governance requirements. However, we aim to ensure that best practices, recommendations and standards of corporate governance are employed in our functioning and operations. As of December 31, 2012, we had adopted corporate governance practices, such as the requirement that at least 30% of the members of the Board of Directors be independent, the implementation of a code of ethics for Ultra S.A., senior officers and all employees, and the implementation of the compensation and audit committees. According to our bylaws, the fiscal council will act on a non-permanent basis and will be installed when requested by our shareholders as set forth in Brazilian Corporate Law. We currently have a fiscal council installed. The audit committee will not operate in any fiscal year when a fiscal council is installed. See “Fiscal Council and Audit Committee Exemption” and “Description of the Audit Committee”.

In 2000, BM&FBOVESPA introduced three special listing segments, known as Levels 1 and 2 of Differentiated Corporate Governance Practices and Novo Mercado, which seek to foster a secondary market for securities issued by Brazilian companies with securities listed on BM&FBOVESPA, by requiring such companies to follow good practices of corporate governance. The listing segments were designed for the trading of shares issued by companies voluntarily abiding by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law. These rules generally increase shareholders’ rights and enhance the disclosure of information provided to shareholders.

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

Description of the Audit Committee

Our bylaws establish the audit committee as an ancillary body of the Board of Directors. The audit committee shall be comprised of three independent members, of whom at least two shall be external members, all elected by the Board of Directors for a one-year term of office, with reelection being permitted for successive terms. The external members of the audit committee shall not be a member of the Board of Directors of the company or of its controlled companies and shall have knowledge or experience in auditing, controls, accounting, taxation or rules applicable to publicly-held companies, in so far as they refer to the adequate preparation of their financial statements. The audit committee shall (a) propose to the Board of Directors the nomination of the independent auditors as well as their replacement; (b) review the management report and the financial statements of the company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors; (c) review the quarterly financial information and the periodic financial statements prepared by the company; (d) assess the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures; (e) provide its opinion, upon request of the Board of Directors, with respect to the proposals of the management bodies, to be submitted to the shareholders’ meetings, relating to changes to the capital stock, issuance of debentures or warrants, capital budgets, dividend distribution, transformation, merger, amalgamation or spin-off; and (f) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant. As set forth by our bylaws, our fiscal council will act on a non-permanent basis and its current members will remain in office until the annual general shareholders’ meeting that will be held on 2014. As determined in our bylaws, in the event the fiscal council is established as set forth in Brazilian Corporate Law, the fiscal council shall operate as the audit committee exercising all the duties provided for in our bylaws. The audit committee will not operate in any fiscal year when a fiscal council is installed. See “Item 4.b. History and Development of the Company – New corporate governance structure” and “Exhibit 1.2. — Bylaws of Ultrapar, dated as of June 28, 2011.”

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

As set forth in our bylaws, the compensation committee was installed by the Board of Directors at the meeting held on November 9, 2011. The members of the Board of Directors Mr. Lucio de Castro Andrade Filho, Mr. Thilo Mannhardt and Mr. Nildemar Secches were appointed as members of the compensation committee. Subsequently, Mr. Thilo Mannhardt was appointed as our Chief Executive Officer, with a term of office starting on January 1, 2013, and his position at the Compensation Committee became vacant until a new member is appointed by the Board of Directors.

Termination Agreements

Not applicable.

D. Employees

As of December 31, 2012, we had 9,282 employees. The following table sets forth our number of employees per line of business at the dates indicated.

	Year Ended December 31,
	Number of employees
	2012	2011	2010
Ultragaz	3,933	4,129	4,104
Ipiranga	2,562	2,434	2,326
Oxiteno	1,795	1,595	1,565
Ultracargo	593	555	546
Others(1)	399	342	342
Ultrapar	9,282	9,055	8,883

(1)	Includes corporate center personnel.

Ultrapar’s employees are covered by collective agreements with the labor unions that represent different industry sectors: Ultragaz in the minerals trading sector; Ipiranga in the fuel distribution sector; Oxiteno in the chemicals sector; and Ultracargo in the storage sector. All agreements, signed between the companies and labor unions of each sector, addresses social, financial, labor union and labor relations issues.

In February 2001, our Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by Ultrapar and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev — Associação de Previdência Complementar, since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective contribution in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective contribution over a period of 5 to 25 years. The sponsoring company does not guarantee the amounts or the duration of the benefits received by each employee that retires. The total number of participating employees as of December 31, 2012 was 6,902.

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

The table below sets forth the number of our common shares beneficially owned by each of our directors and executive officers as of December 31, 2012, including through their participation in Ultra S.A.:

	Total
	Shares	%
Board of directors
Paulo Guilherme Aguiar Cunha(1)	15,730,616	3%
Lucio de Castro Andrade Filho(1)	5,568,164	1%
Ana Maria Levy Villela Igel(1)	36,158,592	7%
Pedro Wongtschowski(1)(2)	2,368,987	0%
Olavo Egydio Monteiro de Carvalho	1,365,592	0%
Nildemar Secches(3)	168,068	0%
Renato Ochman	68	0%
Paulo Vieira Belotti	68	0%
Luiz Carlos Teixeira	—	0%
Executive officers
Thilo Mannhardt(2)	1	0%
André Covre(4)	301,600	0%
Leocadio de Almeida Antunes Filho(4)	300,000	0%
João Benjamin Parolin(4)	241,600	0%
Pedro Jorge Filho(4)	339,900	0%
Ricardo Isaac Catran(4)	150,000	0%

Board of directors and executive officers	62,693,255	12%

Total	544,383,996

(1)	Individuals who beneficially own shares primarily through their participation in the holding company Ultra S.A. See “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders.”
(2)	Since January 1, 2013.
(3)	Individual who owns shares through an exclusive fund.
(4)	Executives who were granted shares through the Deferred Stock Plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The table below shows the capital stock of Ultrapar as of December 31, 2012:

	Total
	Shares	%
Shareholders
Ultra S.A. Participações	128,833,620	24%
Aberdeen Asset Management PLC(1)	65,205,340	12%
Parth Investments Company(2)	42,833,956	8%
Caixa de Previdência dos Funcionários do Banco do Brasil	32,311,800	6%
Ultra-DI Participações S.A.(2)	2,254,436	0%
Others	272,944,844	50%

Total	544,383,996	100%

(1)	Fund managers headquartered in England (according to relevant shareholder position notice disclosed by the respective funds). Position informed by the shareholder on June 13, 2011.
(2)	Parth Investments Company and Ultra-DI Participações S.A. are controlled by Daisy Igel’s family.

Ownership and Capital Structure of Ultra S.A. Participações

As of December 31, 2012, Ultra S.A., owned approximately 24% of Ultrapar’s voting shares. As of December 31, 2012, the capital stock of Ultra S.A. was beneficially owned as follows:

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

B. Related Party Transactions

As of December 31, 2012, Ultrapar is responsible for guarantees and securities provided to subsidiaries in the amount of R$2,423.2 million. This disclosure of related party transactions is provided for purposes of the rules governing Annual Reports on Form 20-F and is not meant to suggest that these matters would be considered related party transactions under IFRS.

None of the members of our Board of Directors or executives or their family members has any direct participation in any material transaction involving the company or that is relevant to our businesses.

Utingás’ bylaws provide for each of its shareholders to use a proportion of Utingás’ total storage capacity equal to such shareholder’s proportionate ownership of Utingás. Accordingly, Ultragaz is entitled to use 4.2 thousand tons of LPG storage capacity at Utingás’ facilities, reflecting Ultragaz’s 57% ownership in Utingás. The amount of payments made by Ultragaz to Utingás in 2012 with respect to the use of storage capacity at Utingás’ facilities totaled R$6.4 million.

See Note 8.a) to our consolidated financial statements for a detailed breakdown of related party transactions as of December 31, 2012.

C. Interests of Expert and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

For our consolidated financial statements and notes thereto see “Item 18. Financial Statements.”

Dividends and Distribution Policy

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

As an alternative form of payment of dividends, Brazilian companies may distribute interest on capital, which payments may be treated by a company as a deductible expense for income and social contribution taxes purposes. Payments of interest on capital may be made at the discretion of our Board of Directors, subject to the approval of the holders of our common shares. Payments of interest attributed to shareholders’ equity, net of withholding tax, may be distributed as part of the minimum mandatory dividends, to the extent that it does not exceed the limits described below. This interest is calculated in accordance with the daily pro rata variation of the Brazilian government’s long-term interest rate, (TJLP), as determined by the Central Bank from time to time, and cannot exceed the greater of:

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

Under Brazilian Corporate Law, a company may suspend the mandatory distribution either in the form of dividends or payments of interest on capital if the shareholders at the general shareholders’ meeting determine, based on the Board of Directors’ proposal, which is reviewed by the fiscal council, that payment of the mandatory distribution for the preceding fiscal year would be inadvisable in light of the company’s financial condition. Our managers must report to the CVM such suspension within five days of the relevant general shareholders’ meeting. Under Brazilian law, mandatory distributions that are suspended and not offset against losses in future years must be paid as soon as the financial condition of the company permits.

We declare and pay dividends and/or interest on capital, pursuant to Brazilian Corporate Law and our bylaws. Our Board of Directors may approve the distribution of dividends and/or interest on capital,

calculated based on our annual or semi-annual financial statements or on financial statements relating to shorter periods. The amount of any distributions will depend on a series of factors, such as our financial condition, prospects, macroeconomic conditions, tariff adjustments, regulatory changes, growth strategies and other issues our Board of Directors and our shareholders may consider relevant.

For 2012 and 2011, we declared dividends to our shareholders in the amounts of R$627 million and R$525 million, corresponding to 62% and 61% of our reported net income for each year, respectively.

The following table sets forth the dividends per share distributed by us with respect to our capital stock in the past five years.

Dividend history

Year declared	Common shares	Preferred shares(3)	Common shares	Preferred shares(3)
	(in Reais per share)		(in US$ per share)(1)
2008(2)	0.44	0.44	0.24	0.24
2009(2)	0.52	0.52	0.29	0.29
2010(2)	0.80	0.80	0.47	0.47
2011	0.98	N/A	0.59	N/A
2012	1.17	N/A	0.60	N/A

(1)	The amounts in Reais have been converted into dollars using the exchange rates at each respective payment date.
(2)	The dividend per share was retroactively adjusted for the 1:4 stock split approved in the extraordinary shareholders’ meeting held on February 10, 2011. For further information see “Item 4.A. Information on the Company — History and Development of the Company.”
(3)	On June 28, 2011, the extraordinary general shareholders’ meeting and the special preferred shareholders’ meeting approved the Conversion, which was concluded on August 17, 2011. For further information see “Item 4.A. Information on the Company — History and Development of the Company.”

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

Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the Custodian on behalf of the Depositary. The Custodian will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the Depositary for distribution to holders of ADSs. See “Description of American Depositary Receipts” in our Registration Statement filed on Form F-1, declared effective on April 12, 2005. In the event that the Custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that may occur before such dividends are converted and remitted. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates” and “Item 3.D. Key Information — Risk factors — Risks Relating to Brazil.”. Dividends in respect of the shares paid to shareholders who are not Brazilian residents, including holders of ADSs, are exempt from Brazilian withholding tax except for dividends declared based on profits generated prior to December 31, 1995. Distributions of interest attributable to shareholders’ equity are currently subject to withholding tax at a rate of 15%, or 25% in the case of a shareholder domiciled in a “tax haven”. See “Item 10.E. Additional Information — Taxation — Brazilian Tax Consequences.”

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

Labor matters

On December 31, 2012 some of our subsidiaries were engaged, as defendants, in labor lawsuits filed by former employees and by employees of our services providers. These subsidiaries maintained a provision of R$45.3 million for labor litigation as of December 31, 2012. Such labor lawsuits mainly contest the alleged non-payment of labor rights (dismissal cost, overtime, hazardous activities additional remuneration and additional payment for insalubrity). In 1990, the Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno Nordeste and EMCA, companies located in the Camaçari Petrochemical Complex, are members, filed separate lawsuits against the subsidiaries demanding the compliance with the fourth section of the collective labor agreement, which provided for a salary adjustment in lieu of the salary policies practiced. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica, requiring the recognition of the loss of effectiveness of such fourth section. Individual claims were rejected. The collective bargain agreement is currently pending trial by STF. In the second half of 2010, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica and reported the fact in the collective bargain agreement dispute. Based on the opinion of their legal advisors, that reviewed the latest STF decision in the collective bargain agreement dispute as well as the status of the individual claims involving the subsidiaries Oxiteno Nordeste and EMCA, the management of such subsidiaries believes that it was not necessary to record a provision as of December 31, 2012.

Civil claims

The civil claims against us are mainly related to legal proceedings for indemnity derived from contractual relationships.

Certain subsidiaries are engaged in lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former suppliers, as well as proceedings related to environmental issues. The company and its subsidiaries maintained total provisions of R$91.3 million, as of December 31, 2012 for such contingencies.

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

Tax matters

We filed lawsuits challenging the constitutionality of several taxes applicable to us. The company and its subsidiaries obtained decisions to pay the PIS and the COFINS without the changes introduced by Law 9,718/1998 in its original version. The ongoing questioning refers to the levy of these contributions on sources of income other than gross revenue. In 2005, the STF decided the question in favor of the taxpayers. Although this has set a favorable precedent, the effect of this decision does not automatically apply to all companies, since they must await the formal decision in their own lawsuits. Certain lawsuits of the company’s other subsidiaries are currently pending trial and, in the event all decisions in such lawsuits become final and unappealable in favor of the subsidiaries, the company estimates that the total positive effect on income before corporate income tax (“IRPJ”) and social contribution on net profit (“CSLL”), may reach R$36.1 million, net of attorney’s fees.

On October 7, 2005, our subsidiaries Cia Ultragaz and Bahiana filed a writ of mandamus and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the Brazilian Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries were required to make escrow deposits for these debits in the accumulated amount of R$291.5 million in 2012 (R$242.1 million in 2011) and have registered a corresponding liability.

The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia Ultragaz, Tequimar, RPR, Tropical, EMCA and IPP filed a writ of mandamus seeking the deduction of ICMS from their PIS and COFINS tax bases. Oxiteno Nordeste and IPP obtained the right to pay the challenged amounts into escrow deposits through preliminary injunctions, and registered a corresponding provision in the amount of R$81.6 million as of December 31, 2012 (R$75.6 million as of December 31, 2011).

Ipiranga has provisions for IRPJ and CSLL related to the unconstitutionality of Law No. 9,316/1996, that denied the deduction of CSLL from the IRPJ tax basis, in the amount of R$19.1 million as of December 31, 2012.

The subsidiary Oxiteno S.A. maintained a provision of R$15.2 million as of December 31, 2012 (R$14.3 as of December 31, 2011) related to a tax assessment based on allegedly undue ICMS credits taken on invoices issued for the symbolic return of raw materials that had previously been delivered to the subsidiary Oxiteno Nordeste for industrialization.

Ipiranga and its subsidiaries have provisions for contingencies related to ICMS, mainly with respect to: (a) tax assessments in connection with interstate sales of fuel to industrial customers without the payment of ICMS in accordance with the interpretation of Article 2 of Supplementary Law No. 87/96 (R$11.7 million); (b) payment of the ICMS for several reasons that resulted in tax assessments for which the proof of payment is not evident (R$19.5 million).

The main tax claims of Ipiranga and its subsidiaries classified as having a possible risk of loss, and that have not been recorded in the financial statements due to this assessment, are related to ICMS, and mainly to: (a) the required proportional reversal of ICMS credits recorded on the purchase of ethanol that was later resold at lower prices as a result of PROÁLCOOL, a Federal Government program to encourage alcohol production, determining the anticipation of financial subsidy by the distributors to the mill owners and their subsequent reimbursement by the DNC (current ANP or “National Oil Agency”) (R$104.1 million), (b) alleged undue ICMS credits on the grounds that the company has taken ICMS credits in its tax records, for which the tax authorities understand that there was no proof of origin (R$23.9 million), (c) assessments for alleged non-payment of ICMS (R$23.1 million), (d) assessments issued in Ourinhos/SP in connection with the return of ethanol loans made with deferred tax (R$36.3 million), (e) assessments in the State of Rio de Janeiro demanding the reversal of ICMS credits on interstate sales made under Article 33 of ICMS Convention 66/88, which allowed the use of the ICMS credit but was suspended by an injunction granted by STF (R$16.1 million), (f) ICMS credits taken in relation to bills considered invalid, though the understanding of the STJ is that it is possible to take credit, even if there is defect in the document of the seller, as long as it is confirmed that the transaction occurred (R$28.5 million), (g) tax assessments arising from surplus or shortage of inventory, generated by differences in temperature or handling of the product, without the corresponding issuance of invoices in accordance with the understanding of tax authorities (R$31.3 million) and (h) infraction relating to the disallowance of ICMS legitimately appropriated by the company issued because of allegedly failing to comply with legal formalities, in the amount of R$35.0 million and; (i) assessments arising from ICMS credits related to inputs of ethanol from certain States that had granted tax benefits to producers of alcohol in alleged disagreement with the law (R$24.7 million).

The subsidiary IPP has assessments invalidating the set-off of IPI credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The non-provisioned amount of this contingency, in 2012, was R$81.9 million (R$78.5 million in 2011).

The table below summarizes our provisions related to legal and administrative proceedings as of December 31, 2012 and 2011:

	2012	2011
	(in millions of Reais)
Income and social contribution taxes	305.8	256.2
PIS and COFINS	82.9	82.6
ICMS	62.5	73.4
Others	150.4	142.0
Total	601.7	554.1

Some of the provisions above involve escrow deposits in the amount of R$402.1 million as of December 31, 2012 (R$328.9 million as of December 31, 2011).

Antitrust matters

Ultragaz in Minas Gerais. The subsidiary Cia Ultragaz is party to an administrative proceeding before CADE (Conselho Administrativo de Defesa Econômica), the Brazilian antitrust authority, based on alleged anti-competitive practices in the State of Minas Gerais in 2001. In 2009, the CADE entered a decision against Cia Ultragaz imposing a penalty of R$23.1 million. The imposition of the administrative decision was suspended by a court order and its merit is being judicially reviewed. Based on the above elements and on the opinion of its legal counsel, the management of the subsidiary did not record a provision for this contingency.

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

Acquisition of Texaco. On March 3, 2010, the Secretariat of Economic Monitoring of the Ministry of Finance (“SEAE/MF”) issued a favorable opinion on the acquisition of Texaco suggesting the approval of the transaction, recommending however the transfer of only one reseller fuel supply contract in each of 9 municipalities in the South and Southeast regions of Brazil, where Ipiranga became the sole distributor in such municipalities after the acquisition. Such notice was followed by an opinion from the Secretariat of Economic Law of the Ministry of Justice (“SDE/MJ”) and from the Attorney-General of CADE, issued on March 8, 2010, and April 27, 2010, respectively, that also followed SEAE/MF’s recommendations. On July 7, 2010, CADE approved the transaction subject to the execution of a Termo de Compromisso de Desempenho (Term of Performance Commitment).

Acquisition of the assets of Puma. The acquisition, by Tequimar, of the storage terminal for liquid bulk from Puma Storage do Brasil Ltda., was approved by CADE on July 21, 2010.

Sale of in-house logistics, solid bulk storage and road transportation businesses. The sale of the in-house logistics, solid bulk storage and road transportation businesses from Tequimar and Transultra to Aqces Logística Internacional Ltda. was duly approved by CADE on June 9, 2010.

Acquisition of DNP. The acquisition, by Ipiranga, of the totality of the quotas of DNP, a company located in the North region of Brazil, was approved by CADE on February 23, 2011.

Lease Agreement of Filling Stations of LPG and Assets from Nutrigás. The transaction consisting of (i) a lease agreement entered into between Nutrigás and Cia. Ultragaz related to filling stations of LPG and assets from Nutrigás S.A. (“Nutrigás”), for a period of 20 years; (ii) the assignment of the right to use bottles of LPG from Nutrigás to Cia. Ultragaz, and (iii) the license of certain trademarks from Nutrigás to Cia. Ultragaz, was approved by CADE on August 12, 2012.

Acquisition of Repsol. The acquisition, by Cia. Ultragaz, of 100% of the shares of Repsol, was approved by CADE on August 15, 2012.

Acquisition of Temmar. The acquisition, by Ultracargo, of 100% of the shares of Temmar was approved by CADE on September 26, 2012.

Acquisition of American Chemical. The acquisition of 100% of the shares of American Chemical by Oxiteno was duly submitted to the antitrust authorities on June 18, 2012. A non-binding opinion of the General Superintendence of CADE was issued on April 19, 2013 recommending the disapproval of the transaction. The final decision by the plenary session of CADE is still pending as of the date of the filing of this annual report.

Sale of T.T.S.S.P.E. Empreendimentos e Participações S.A. The acquisition, by Clariant S.A., of 100% of the shares of T.T.S.S.P.E. Empreendimentos e Participações S.A. (a company controlled by Oxiteno), the owner of machinery and laboratory equipment located at Oxiteno’s plant in the City of Mauá, State of São Paulo, used for manufacturing and marketing of heterogeneous absorbents and adsorbents catalysts, was approved by CADE on August 29, 2012.

Joint venture between Ipiranga and Odebrecht Transport Participações. The creation of a joint venture by Ipiranga and Odebrecht Transport Participações, denominated ConectCar Soluções de Mobilidade Eletrônica S.A., a new company engaged in logistics and roads concessions created to operate in the segment of electronic payment for tolls, parking and fuels, was approved by CADE on August 17, 2012.

B. Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on NYSE, in U.S. dollars, and the shares on the São Paulo Stock Exchange, in Reais:

	New York Stock Exchange			São Paulo Stock Exchange
	High	Low	Volume(1)	High	Low	Volume(1)
	(in US$ per ADS)			(in Reais per share)(2)
Year ended
December 31, 2008	10.13	3.73	468,420	16.80	8.20	1,440,780
December 31, 2009	12.63	5.35	367,888	21.19	12.71	1,284,192
December 31, 2010	16.41	10.47	339,835	27.11	19.50	1,129,221
December 31, 2011	18.70	14.83	350,892	32.50	23.54	879,910
December 31, 2012	24.02	17.75	496,314	49.00	32.01	812,998

	New York Stock Exchange			São Paulo Stock Exchange
	High	Low	Volume(1)	High	Low	Volume(1)
	(in US$ per ADS)			(in Reais per share)(2)
Year ended December 31, 2011
First quarter	17.03	14.92	323,898	27.49	24.54	919,897
Second quarter	18.46	16.33	289,999	28.57	25.75	938,366
Third quarter	18.33	14.83	388,914	29.67	23.54	911,854
Fourth quarter	18.70	15.79	399,725	32.50	29.24	744,085
Year ended December 31, 2012
First quarter	23.24	17.75	464,978	40.70	32.01	744,089
Second quarter	22.72	19.35	542,525	45.35	39.15	778,758
Third quarter	24.02	21.53	504,718	49.00	43.15	810,900
Fourth quarter	22.74	20.56	472,154	46.29	41.50	923,634
Month ended
December 31, 2012	22.33	20.67	415,535	46.29	43.50	842,061
January 31, 2013	24.51	22.36	343,236	48.70	45.28	898,210
February 28, 2013	26.63	24.03	363,397	52.69	48.12	1,231,350
March 31, 2013	25.82	24.77	419,767	51.10	48.95	966,260
April 30, 2013 (through April 19)	26.59	25.14	361,704	53.77	50.20	765,560

(1)	Average daily — number of shares.
(2)	Common shares, with respect to any period on or after the Conversion, which was concluded on August 17, 2011, or preferred shares, with respect to any period prior to the Conversion. See “Item 4.A. Information on the Company — History and Development of the Company.”

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

Description of Capital Stock

As of April 19, 2012 our subscribed and paid-in capital stock consisted of 544,383,996 common shares, all of which have equal voting and equity rights, with no par value.

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

Acquisition of a Relevant Interest

Any person, regardless of whether he/she is a shareholder, which, on his/her own account or acting jointly with another person, acquires our shares, through a single transaction or a series of successive transactions, representing 20% or more of our capital stock, is required to make a tender offer for the acquisition of the shares held by the remaining shareholders at a price equal to the highest value per share paid by him/her in the preceding six months, adjusted pursuant to the SELIC rate. Such persons will not be required to carry out a public tender offer in the event they timely and cumulatively sell on a stock exchange the number of our shares that exceeds such thresholds, within 30 days from the date they provide notice to the company of their intent to make such sales. In addition, the requirement to carry out a public tender offer will not apply in the event any shareholder or group of shareholders hold more than 50% of our capital stock at the time of acquisition of the relevant interest.

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

New Ultra S.A. Shareholders’ Agreement

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

Notes in the foreign market

In December 20, 2005, the subsidiary LPG International issued US$250 million in notes in the international market, with the aim of lengthening the company’s debt profile, financing possible acquisitions and other corporate purposes. The notes mature in December 2015, have a coupon of 7.25% per annum paid semiannually and were priced at 98.75% of par value, resulting in a yield to maturity of 7.429% per annum upon issuance. Standard & Poor’s assigned its BB+ credit rating on a global scale for the company and the securities issued. The notes:

•	are unsecured unsubordinated obligations of LPG International, ranking equally in right of payment with all existing and future unsecured unsubordinated obligations of LPG International;

•	are issued in an original aggregate principal amount of US$250 million in minimum denominations of US$100,000 of original principal amount and integral multiples of US$1,000 above such amount;

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

The registration statement for the notes was filed on May 15, 2006 and was declared effective by the SEC on May 23, 2006. Ultrapar carried out an exchange offer for its outstanding US$250 million 7.25% Notes due 2015, issued on December 20, 2005, which expired at 5:00 p.m. New York City time on June 22, 2006. At the close of the exchange offer, LPG International, Ultrapar and Oxiteno were advised by the exchange agent that an aggregate amount of US$246 million of the old notes had been tendered in exchange for an equivalent amount of new notes. All old notes tendered in exchange for new notes have been accepted and new notes have been issued to the tendering holders of such old notes under identical terms and conditions of the old notes. The remaining outstanding aggregate amount of old notes is US$4 million.

BNDES

Ultrapar has financing from BNDES (Brazilian National Development Bank) for some of its investments. As of December 31, 2012, such lines of credit with BNDES totaled R$2.8 billion, of which R$1.0 billion had been drawn down.

The loans under this credit agreement bear basically an annual interest of TJLP plus an additional rate that varies according to each subsidiary. The credit line agreement contains certain financial ratio covenants and limits on permitted usages of the borrowed amounts (which are limited to certain fixed asset and working capital expenditures). In addition, the subsidiaries may redeem the debt prior to the maturity date, but will be subject to the payment of certain premiums.

Debentures

In March 2012, Ultrapar completed its fourth issuance of debentures in a single series of 800 simple, non-convertible into shares, unsecured debentures. The proceeds of the issuance were used to partially redeem 800 debentures from the third issuance. The terms of the fourth issuance of debentures are substantially the same of those of the third issuance, except for the maturity date, which is March 16, 2015, and the interest rate, which is 108.25% of the CDI.

In December 2012, the subsidiary IPP completed its first issuance, in a single tranche, of unsecured, non-convertible into shares and nominative debentures in the total amount of R$600.0 million for a five-year term at a cost of 107.9% of CDI.

For more information on our debentures, see “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness.”

Banco do Brasil

Our subsidiary IPP entered into several loan agreements with Banco do Brasil S.A. to finance the marketing, processing or manufacturing of agricultural goods (particularly ethanol). IPP contracted hedging instruments, converting the fixed rates for these loans into an average of 98.75% of CDI. The loan agreements contain certain financial penalties for failure to make required payments, limits on permitted usages of the borrowed amounts (which are linked to certain agricultural products expenditures) and loan acceleration clauses. In addition, these agreements contain cross default clauses, requiring the principal and accrued interest to be paid in full for certain events. For further detail on financial instruments of Ultrapar and its subsidiaries, see Note 22 to our consolidated financial statements and “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments.”

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

Payments of interest on capital. Law No. 9,249, dated as of December 26, 1995, as amended, permits Brazilian corporations to make distributions to shareholders of interest on capital, or interest attributed to shareholders’ equity. These distributions may be paid in cash. Such payments represent a deductible expense from the payor’s corporate income tax and social contribution tax basis. This interest is limited to the daily pro rata variation of the Federal Government’s long-term interest rate, as determined by the Central Bank from time to time, and cannot exceed the greater of:

•

50% of net income (after the social contribution on net profits and before the provision for corporate income tax, and the amounts attributable to shareholders as interest on net equity) for the fiscal year; or

•	50% of the sum of retained profits and profits reserves.

Any payment of interest on capital to shareholders (including holders of ADSs in respect of shares) is subject to a withholding income tax at a rate of 15%, or 25% if the Non-Brazilian Holder is domiciled in a jurisdiction that does not impose income tax or where the maximum income tax rate is lower than 20% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment (“Tax Haven Holder”). These payments may be included, net of withholding income taxes, as part of any mandatory dividend.

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

Gains on the exchange of ADS for shares

Although there is no clear regulatory guidance, the exchange of ADSs for shares should not be subject to Brazilian income tax. Non-Brazilian Holders may exchange their ADSs for the underlying shares, sell the shares on a Brazilian stock exchange and remit abroad the proceeds of the sale within five business days from the date of exchange (in reliance on the depositary’s electronic registration). For further information, see “Item 10. Additional Information — Taxation — Brazilian Tax Consequences — Taxation of Bonds and Securities Transactions (IOF/Bonds).” Our understanding is that the exchange of ADSs for the underlying shares and sale of shares within the period mentioned above by a Non-Brazilian Holder that (i) is a Registered Holder and (ii) is not a Tax Haven Holder, should not be subject to the withholding income tax.

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

Taxation of Bonds and Securities Transactions: (IOF/Bonds). Law No. 8,894, dated as of June 21, 1994, created the IOF/Bonds, which may be imposed on any transaction involving bonds and securities, even if the transaction includes Brazilian stock, futures or commodities exchange. The rate of IOF/Bonds with respect to transactions of shares is currently 0%. Regarding the ADSs, under the Decree No. 7,011, from November 18, 2009 which amended the Decree No. 6,306, from December 14, 2007, the transfer of shares listed on the Brazilian stock exchange, with the specific purpose of guaranteeing the issuance of depositary receipts in the foreign market, is subject to a 1.5% IOF/bonds rate. The Brazilian government may increase the rate up to 1.5% per day during the terms of the securities, but only with respect to future transactions relating to shares or ADSs.

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

Material U.S. Federal Income Tax Considerations

The following is a discussion of material U.S. federal income tax considerations relating to the ownership and disposition of our shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to U.S. Holders (as defined below) of our shares or ADSs. The discussion applies only to a U.S. Holder (as defined below) that holds our shares or ADSs as capital assets (generally, for investment purposes) for U.S. federal income tax purposes and does not address all the U.S. federal income tax considerations that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, such as dealers and traders in securities or currencies, financial institutions, insurance companies, tax-exempt entities, real estate investment trusts, regulated investment companies, persons that own, or have owned directly, indirectly or constructively, 10% or more of our voting shares for U.S. federal income tax purposes, persons holding our shares or ADSs as part of a hedging transaction, wash sale, straddle, conversion transaction or other integrated transaction for U.S. federal income tax purposes, persons entering into a “constructive sale” with respect to our shares or ADSs for U.S. federal income tax purposes, persons that have a functional currency for U.S. federal income tax purposes other than the U.S. dollar, persons liable for the alternative minimum tax, certain former citizens or long-term residents of the United States, persons who acquired our shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation, or entities or arrangements classified as partnerships for U.S. federal income tax purposes and their partners.

Moreover, this discussion does not address the U.S. federal estate and gift tax, Medicare contribution or alternative minimum tax considerations relating to the acquisition, ownership or disposition of our shares or ADSs. U.S. Holders should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax considerations relating to the acquisition, ownership and disposition of our shares or ADSs.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury regulations, in each case as in effect and available on the date hereof. All of the foregoing are subject to change (possibly on a retroactive basis), or differing interpretations, which could affect the U.S. federal income tax considerations described herein. In addition, this discussion assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement and any other related document will be performed in accordance with its terms.

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

If a partnership, or any other entity or arrangement treated as a partnership for U.S. federal tax income tax purposes, holds shares or ADSs, the U.S. federal income tax treatment of a partner in such partnership generally will depend on the status of the partner and on the activities of the partnership. Partnerships holding shares or ADSs and partners in such partnerships should consult their own tax advisors as to the particular U.S. federal income tax consequences of owning and disposing of the shares or ADSs.

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

Taxation of distributions

Subject to the discussion below under “— Passive foreign investment company”, the gross amount of any distributions made to a U.S. Holder on shares or ADSs, before reduction for any Brazilian taxes, including withholding taxes attributable to interest on equity, will be includable as ordinary dividend income on the day on which the dividends are actually or constructively received by a U.S. Holder to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A distribution in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted basis in the shares or ADSs and as a capital gain to the extent it exceeds the U.S. Holder’s basis. We do not maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, U.S. Holders should expect that distributions by us generally will be treated as dividends to U.S. Holders for U.S. federal income tax purposes.

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

Dividends on our shares or ADSs received by a U.S. Holder generally will be treated as foreign source income for U.S. foreign tax credit purposes. Subject to certain conditions and limitations under U.S. federal income tax law concerning credits or deductions for non-U.S. taxes and certain exceptions for short-term and hedged positions, a Brazilian withholding tax imposed on dividends would be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or at a U.S. Holder’s election may be deducted in computing taxable income if the U.S. Holder has elected to deduct all foreign income taxes for the taxable year). The limitation on foreign income taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific “baskets” of income. The rules with respect to foreign tax credits are complex and U.S. Holders should consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances. Instead of claiming a credit, a U.S. Holder may, at its election, deduct such otherwise creditable Brazilian taxes in computing its taxable income, subject to generally applicable limitations under the Code and the Treasury regulations promulgated thereunder.

Taxation of sale, exchange or other disposition of shares or ADSs

Subject to the discussion below under “— Passive foreign investment company”, a U.S. Holder generally will recognize gain or loss on the sale, exchange or other disposition of a share or ADS equal to the difference between the amount realized (including the gross amount of the proceeds before the reduction of any Brazilian tax) on such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in the share or ADS. Subject to the discussion below under “— Passive foreign investment company”, gain or loss on the disposition of a share or ADS will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the share or ADS for more than one year. Gain or loss recognized by a U.S. Holder generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes, as the case may be. An individual U.S. Holder may be entitled to preferential rates of taxation for net long-term capital gains; however, the deductibility of capital losses is subject to limitations under the Code.

A U.S. Holder’s initial tax basis of shares or ADSs will be the U.S. dollar value of the purchase price determined on the date of purchase. If the shares or ADSs are treated as traded on an “established securities market,” a cash basis U.S. Holder (or, if it elects, an accrual basis U.S. Holder) will determine the U.S. dollar value of the cost of such shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of U.S. dollars to Reais and the immediate use of that currency to purchase shares or ADSs generally will not result in taxable gain or loss for a U.S. Holder.

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

Based on a review of our gross income and assets, the manner in which we currently operate our business, the current market price of our shares, and the current interpretation of the PFIC provisions in the Code, we believe that we were not a PFIC for U.S. federal income tax purposes for the 2012 taxable year. However, the determination as to whether we will be a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and is not made until after the end of a taxable year. Consequently, there can be no assurance that we will not be considered a PFIC for the current taxable year or any subsequent taxable year.

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

We also file financial statements and other periodic reports with the CVM located as Sete de Setembro Street, 111, Rio de Janeiro, Brazil, 20159-900. In addition the CVM maintains a website that contains information in Portuguese filed electronically with the CVM, which can be accessed over the internet at http://www.cvm.gov.br.

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

The company has a conservative policy for the management of resources, financial instruments and risks approved by its Board of Directors (the “Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

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

Currency risk

Most of the transactions of Ultrapar are located in Brazil and, therefore, the reference currency for currency risk management is the Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of Ultrapar and its exposure to changes in exchange rates. The company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The company and its subsidiaries use exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency, in order to reduce the effects of changes in exchange rates on their results and cash flows in Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Reais as of December 31, 2012 and 2011:

Assets and liabilities in foreign currency

In millions of Reais	2012	2011
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except for hedging instruments)	363.7	303.8
Foreign trade receivables, net of allowance for doubtful accounts	163.2	134.9
Investments in foreign subsidiaries	300.4	115.3

	827.3	554.0

Liabilities in foreign currency
Financing in foreign currency	(1,197.8)	(873.6)
Payables arising from imports, net of advances to foreign suppliers	(21.5)	(11.1)

	(1,219.3)	(884.7)

Foreign currency hedging instruments	499.9	348.5

Net asset position — Total	107.9	17.8

Sensitivity analysis of assets and liabilities in foreign currency

The table below shows the effect of exchange rate changes on different scenarios, based on the net asset position of R$107.9 million in foreign currency:

In millions of Reais		Scenario I	Scenario II	Scenario III
	Risk	10%	25%	50%
(1) Income effect	Real devaluation	(5.1)	(12.8)	(25.5)
(2) Equity effect		15.9	39.7	79.5

(1) + (2)	Net effect	10.8	26.9	54,0

(1) Income effect	Real valuation	5.1	12.8	25.5
(2) Equity effect		(15.9)	(39.7)	(79.5)

(3) + (4)	Net effect	(10.8)	(26.9)	(54.0)

Gains and losses directly recognized in shareholders’ equity in cumulative translation adjustments are due to changes in the exchange rate on equity of foreign subsidiaries. See Note 22 to our consolidated financial statements.

Sensitivity analysis

The company uses derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, the company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S. dollar futures contracts quoted on BM&FBOVESPA as of December 28, 2012. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$2.63 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Real against the likely scenario, according to the risk to which the hedged item is exposed.

Based on the balances of the hedging instruments and hedged items as of December 31, 2012, the exchange rates were replaced, and the changes between the new balance in Reais and the balance in Reais as of December 31, 2012 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (Likely)	Scenario II	Scenario III
	(In millions of Reais)
Currency swaps receivable in U.S. dollars
(1) U.S. dollar / R$ swaps	U.S. dollar appreciation	75.1	222.5	370.0
(2) Debts in U.S. dollars		(75.1)	(222.5)	(370.0)

(1)+(2)	Net Effect	0.0	0.0	0.0

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	U.S. dollar devaluation	(0.1)	5.1	10.4
(4) Gross margin of Oxiteno		0.1	(5.1)	(10.4)

(3)+(4)	Net Effect	0.0	0.0	0.0

See Notes 4, 14 and 22 to our consolidated financial statements for a discussion of the accounting policies for derivative instruments and information with respect to financial instruments.

Interest Rate Risk

Ultrapar adopts conservative policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of Ultrapar are primarily held in transactions linked to the CDI. Our borrowing primarily relate to financings from Banco do Brasil S.A., BNDES and other development agencies, debentures and borrowings in foreign currency. Ultrapar does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial assets and liabilities at floating rates. See Notes 4, 14 and 22 to our consolidated financial statements.

The table below provides information as of December 31, 2012 about our debt obligations in foreign currency and in Reais that are subject to variable and fixed rates of interest. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates and interest rates:

				Principal by year of maturity(1)
Debt	Weighted average interest rate	Fair value	Book value	2013	2014	2015	2016	2017	2018 and thereafter
	(in millions of Reais)
R$ borrowings(2)	11.5%	2,147.4	2,147.7	1,114.3	458.3	476.1	30.9	25.3	42.9
Borrowings indexed to the CDI	106.1% of the CDI	2,137.2	2,138.1	62.3	676.8	799.1	(0.1)	599.9	—
Borrowings indexed to the TJLP	2.4%	705.3	703.0	202.4	158.1	138.7	104.9	63.5	35.3
U.S. dollar borrowings	4.5%	1,218.0	1,142.3	226.4	142.0	684.4	20.6	68.4	0.5
Borrowings indexed to the IGP-M	5.6%	42.4	42.4	1.5	1.5	1.5	1.6	1.7	34.6
Borrowings indexed to the MX$+ TIIE	1.4%	28.5	25.3	7.5	5.4	3.2	9.1	—	—
Borrowings indexed to the Bs	11.3%	30.3	30.2	20.7	7.1	2.4	—	—	—

Subtotal		6,309.0	6,229.0	1,635.2	1,449.2	2,105.5	167.0	758.8	113.2
Unrealized losses on swaps transactions		9.7	9.7	5.9	—	—	—	3.76	—

Total		6,318.7	6,238.7	1,641.1	1,449.2	2,105.5	167.0	762.6	113.2

(1)	Figures include interest accrued until December 31, 2012.
(2)	For the amount of R$1,948.1 million, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 98.8% of CDI on average.

Sensitivity analysis

For the sensitivity analysis of hedging instruments for interest rates in Reais, the company used the futures curve of DI x Pre contract on BM&FBOVESPA as of December 28, 2012 for each of the swap and debt (the hedged item) maturities, to determine the likely scenarios. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the likely scenario pre-fixed interest rate.

Based on the three scenarios of interest rates in Reais, the company estimated the values of its debt and hedging instruments according to the risk which is being hedged (variations in the pre-fixed interest rates in Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The result is shown in the table below:

	Risk	Scenario I (Likely)	Scenario II	Scenario III
	(Amounts in millions of Reais)
Interest rate swap in Reais
(1) Fixed rate swap - CDI	Decrease in pre-fixed rate	—	35.0	71.9
(2) Fixed rate financing		—	(35.0)	(71.9)

(1)+(2)	Net effect	—	0.0	0.0

Credit risk

The financial instruments that would expose the company to credit risks of the counterparty are basically represented by cash and cash equivalents, financial investments, hedging instruments and accounts receivable.

Customer credit risk — Such risks are managed by each business unit through specific criteria for acceptance of customers and credit rating and are additionally mitigated by diversification of sales. As of December 31, 2012, the provision for potential loss on their accounts and assets receivables recorded for Ipiranga, Ultragaz, Oxiteno and Ultracargo were R$111.8 million, R$13.8 million, R$2.6 million and R$0.6 million, respectively.

Credit risk of financial institutions — Such risk results from the inability of financial institutions to comply with their financial obligations to the company due to insolvency. The company and its subsidiaries regularly conducts a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volumes of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by institution and, therefore, require diversification of counterparty.

Government credit risk — The company’s Policy allows investments in government securities from countries classified as investment grade AAA or Aaa by specialized credit rating agencies and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of the counterparties.

Liquidity risk

The company main sources of liquidity derive from (i) cash, cash equivalents and financial investments, (ii) cash generated from operations and (iii) financings. The company believes that these sources are sufficient to satisfy its current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt and payment of dividends.

The company periodically examines opportunities for acquisitions and investments. The company considers different types of investments, either directly or through joint ventures, or associated companies, and finance such investments using cash generated from operations, debt financing, through capital increases or through a combination of these methods.

The company believes it has sufficient working capital to satisfy its current needs. As of December 31, 2012, the gross indebtedness due from January 1 to December 31, 2013 totaled R$1,866 million, including estimated interests on loans. Furthermore, the investment plan for 2013 totals R$1,437 million. On December 31, 2012, the company and its subsidiaries had R$3,012 million in cash, cash equivalents and short-term financial investments (see Notes 4 and 14 to our consolidated financial statements).

For further information on financial liabilities as of December 31, 2012, see Note 22 to our consolidated financial statements.

Capital management

The company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, and the net debt/EBITDA, interest coverage and indebtedness/equity ratios. Net debt is composed of loans, finance leases and debentures minus cash, cash equivalents and financial investments (see Notes 4 and 14 to our consolidated financial statements). We believe the company can change its capital structure depending on economic and financial conditions, in order to optimize its financial leverage and capital management. The company seeks to improve its return on capital employed by implementing efficient working capital management and a selective investment program.

Selection and use of financial instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the company are intended to preserve value and liquidity.

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

The table below summarizes the position of hedging instruments adopted by the company:

			Notional amounts(1)		Fair value		Amounts payable or receivable for the year ended December 31, 2012
Swap contracts	Counterparty	Maturity	2012	2011	2012	2011	Amount receivable	Amount payable
					R$ million	R$ million	R$ million	R$ million
a – Exchange rate swaps receivable in U.S. dollars
Receivables in U.S. dollars (LIBOR)	Bradesco, BTMU, Citibank, Itaú, JP Morgan, Santander	Jan 2013 to Apr 2017	US$140.0	US$60.0	286.0	111.8	286.0	—
Receivables in U.S. dollars (Pre)			US$111.3	US$138.9	234.7	261.5	234.7
Payables in CDI interest rate			(US$251.3)	(US$198.9)	(495.5)	(367.9)	—	495.5

Total result			—	—	25.2	5.4	520.7	495.5

b – Exchange rate swaps payable in U.S. dollars
Receivables in CDI interest rate	Bradesco, Citibank, Itaú	Jan 2013 to Feb 2013	US$10.2	US$13.3	21.1	24.5	21.1	—
Payables in U.S. dollars			(US$10.2)	(US$13.3)	(20.8)	(24.8)	—	20.8

Total result			—	—	0.3	(0.3)	21.1	20.8

c – Interest rate swaps in Reais
Receivables in fixed interest rate	Banco do Brasil	Mar 2013 to May 2015	R$1,400.0	R$1,809.5	1,958.9	2,229.4	1,958.9	—
Payables in CDI interest rate			(R$1,400.0)	(R$1,809.5)	(1,796.7)	(2,152.5)	—	1,796.7

Total result			—	—	162.2	76.9	1,958.9	1,796.7

Total gross result			—	—	187.7	82.0	2,500.7	2,313.0
Income tax			—	—	(18.3)	(10.7)	(18.3)	—
Total net result			—	—	169.4	71.3	2,482.4	2,313.0
Positive balance					179.1	93.4
Negative balance					(9.7)	(22.1)

(1)	In millions. Currency as indicated.

The purposes and the receiving or payable rates of each category of hedging instruments included in the table above are described as follows:

a – Exchange rate swaps receivable in U.S. dollars — the purpose of these contracts is (i) to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Reais linked to CDI and (ii) change a financial investment of R$36.4 million, linked to the CDI and given as guarantee to loan in U.S. dollars, into a financial investment linked to U.S. dollars. The tables below present our position in this category of swaps as of December 31, 2012:

	Maturity
Swap	2013	2014 and thereafter
Notional amount of swaps (in millions of Reais)(1)	119.7	107.7
Notional amount of swaps (in millions of dollars)	58.6	52.7
Average receiving rate	US$+ 3.59%	US$+ 6.00%
Average payment rate	110.70% of the CDI	128.56% of the CDI

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 28, 2012.

Maturity
Swap	2014 and thereafter
Notional amount of swaps (in millions of Reais)(1)	286.1
Notional amount of swaps (in millions of dollars)	140.0
Average receiving rate	US$+ LIBOR + 0.98%
Average payment rate	97.82% of the CDI

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 28, 2012.

b – Exchange rate swaps payable in U.S. dollars — the purpose of these contracts is to make the exchange rate of the revenues of subsidiaries Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials. The table below presents our position in this category of swaps as of December 31, 2012:

Swap	Maturity 2013
Notional amount of swaps (in millions of Reais)(1)	20.84
Notional amount of swaps (in millions of dollars)	10.2
Average receiving rate	74.23% of the CDI
Average payment rate	US$

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 28, 2012.

c – Interest rate swap in Reais — the purpose of these contracts is to convert the interest rate on financing contracted in Reais from fixed into floating. The table below presents our position on this category of swaps as of December 31, 2012:

	Maturity
Swap	2013	2014 and thereafter
Notional amount of swaps (in millions of Reais)	800.0	600.0
Notional amount of swaps (in millions of dollars)(1)	391.5	293.6
Average receiving rate	11.80% p.a.	12.14% p.a.
Average payment rate	98.50% of the CDI	99.25% of the CDI

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 28, 2012.

All transactions mentioned above were properly registered with CETIP S.A. (the Brazilian over-the-counter clearing house).

Hedge accounting

The company tests, throughout the duration of the hedge, the effectiveness of its derivatives, as well as the changes in their fair values. The company designates as fair value hedges certain derivative financial instruments used to offset the variations in interest and exchange rates, based on the market value of financing contracted in Reais and U.S. dollars.

On December 31, 2012, the notional amount of interest rate hedging instruments totaled R$1,400.0 million. In 2012, a gain of R$91.3 million related to the result of hedging instruments, an expense of R$27.0 million related to the fair value adjustment of debt and an expense of R$208.1 million related to the accrued interest rate of the debt were recognized in the income statements, turning the average effective cost of this transaction into 98.8% of CDI.

On December 31, 2012, the notional amount of foreign exchange rate hedging instruments designated as fair value hedge totaled US$80.0 million. In 2012, an expense of R$4.9 million related to the result of hedging instruments, a gain of R$0.8 million related to the fair value adjustment of debt and an expense of R$1.3 million related to the financial expense of the debt were recognized in the income statements, turning the average effective cost of the transaction into 104.1% of CDI.

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

Reimbursement of fees incurred in 2012

From January 1, 2012 until December 31, 2012, Ultrapar received from the depositary US$709,673, net of withholding taxes, for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADSs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

(a) Disclosure Controls and Procedures

As of December 31, 2012, under management’s supervision and with its participation, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of our disclosure controls and procedures for the period relating to the information contained in this 20F report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that (a) our disclosure controls and procedures were effective as of December 31, 2012 to enable the company to record, process, summarize, and report information required to be included in the reports that it files or submits under the Securities Exchange Act of 1934, within the time periods required and (b) our disclosure controls and procedures were also effective as of December 31, 2012 to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Management evaluated the internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO and Chief Financial Officer, or CFO as of December 31, 2012. Management evaluated the effectiveness of our internal control over financial reporting based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. Ultrapar’s management concluded that, as of December 31, 2012, our internal control over financial reporting were effective, based on such criteria.

(c) Report of the Registered Public Accounting Firm on Internal Control over Financial Reporting

The Report of independent registered public accounting firm on internal control over financial reporting issued by our independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”), is presented below.

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting for the year ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Ultrapar Participações S.A.

São Paulo - SP - Brazil

We have audited the accompanying consolidated balance sheet of Ultrapar Participações S.A. and subsidiaries (the “Company”) as of December 31, 2012, and the related consolidated income statements and statement of comprehensive income, changes in equity and cash flows for the year ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ultrapar Participações S.A. and subsidiaries as of December 31, 2012, and the results of their operations and their cash flows for the year ended December 31, 2012, in conformity with International Financial Reporting Standards — IFRS, as issued by the International Accounting Standards Board — IASB.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report, dated April 30, 2013, expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo - Brazil

April 30, 2013

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our fiscal council acts as an audit committee pursuant to the requirements of the Sarbanes-Oxley Act. Under Rule 10A-3(c)(3) of the Exchange Act, non-U.S. issuers, such as Ultrapar, are exempt from the audit committee requirements of Section 303A of the NYSE Listed Company Manual if they establish, according to their local law or regulations, another body that acts as an audit committee. See “Item 6.C. Directors, Senior Management and Employees — Board Practices”.

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

The relationship with our independent auditors in respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the auditor. Our Board of Directors approves our financial statements, the performance by our auditors of audit and permissible non-audit services, and associated fees, supported by our fiscal council, which acts as an audit committee pursuant to the requirements of the Sarbanes-Oxley Act. See “Item 6.C. Directors, Senior Management and Employees — Board Practices — Fiscal Council and Audit Committee Exemption” for more information about the responsibilities of the fiscal council. Our consolidated financial statements for the year ended December 31, 2012 were audited by the independent registered public accounting firm Deloitte. Our consolidated financial statements for the years ended December 31, 2011 and 2010 were audited by the independent registered public accounting firm KPMG Auditores Independentes (“KPMG”).

The following table describes the total amount billed to us by Deloitte Touche Tohmatsu for services performed in 2012 and KPMG for services performed in 2011 and the respective compensation for these services.

	2012	2011
	(in thousands of Reais)
Audit Fees	3,064.0	3,834.0
Audit Related Fees	—	27.0
Tax Fees	136.0	—
All Other Fees	—	—
Total Consolidated Audit Fees	3,200.0	3,861.0

“Audit Fees” are the aggregate fees billed by independent registered public accounting firms for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. “Audit-Related Fees” are fees charged by KPMG for assurance and related services. “Tax Fees” are fees charged by Deloitte in connection with assurance of VAT from off-shore companies and taxes revision.

For the year ended December 31, 2012, Ultrapar and its subsidiaries did not contract for any service from their independent auditors that was not directly linked to the auditing of financial statements.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Our fiscal council meets the requirements for exemption from audit committee independence pursuant to the requirements of the Sarbanes-Oxley Act. Under Rule’ 10A-3(c)(3) of the Exchange Act, non-U.S. issuers, such as Ultrapar, are exempt from the audit committee independence requirements of Section 303A of the NYSE Listed Company Manual if they establish, according to their local law or regulations, another body that meets certain requirements. See “Item 6.C. Directors, Senior Management and Employees — Board Practices — Fiscal Council and Audit Committee Exemption.”

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

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We did not purchase any share issued by the company in 2012.

ITEM 16F.	CHANGE IN REGISTRANT’S INDEPENDENT PUBLIC ACCOUNTING FIRM

The company’s Board of Directors approved on November 9, 2011 the change of its registered public accounting firm from KPMG to Deloitte Touche Tohmatsu Auditores Independentes in accordance with the mandatory rotation requirements of independent public auditing firms set forth under CVM Instruction 308/99. Deloitte Touche Tohmatsu Auditores Independentes audited the company’s financial statements for the 2012 fiscal year, commencing with the review of the company’s interim financial information for the three-month period ended March 31, 2012.

Under CVM Instruction 308/99, specifically article 31, corporations with shares traded on the BM&FBOVESPA, such as Ultrapar, are required to change their independent public accounting firm every five years. Ultrapar engaged KPMG to audit its financial statements for the fiscal years 2007 to 2011. Accordingly, Ultrapar was required to change its independent accounting firm for the fiscal year 2012.

Prior to the expiration of the five-year period, Ultrapar prepared a list of three international independent public accounting firms, excluding KPMG, to submit proposals for providing audit services to the company for the subsequent periods. The company’s fiscal council reviewed such proposals and recommended Deloitte to the company’s Board of Directors.

KPMG’s report on the company’s financial statements for the fiscal years 2010 and 2011 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the company’s two most recent fiscal years, there were no “disagreements”, as that term is defined in Item 16F(a)(1)(iv) of Form 20–F, with KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of KPMG would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the company’s consolidated financial statements. Furthermore, no “reportable events”, as that term is defined in Item 16F(a)(1)(v) of Form 20–F, occurred within the periods covered by KPMG’s reports on such consolidated financial statements.

During the company’s two most recent fiscal years, neither the company nor anyone on its behalf, consulted DTT regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the company’s consolidated financial statements and neither any written report nor any oral advice was provided to the company that DTT concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue or (ii) any matter that was either the subject of a “disagreement” with KPMG, as that term is defined in Item 16F(a)(1)(iv) of Form 20–F or a “reportable event”, as that term is defined in Item 16F(a)(1)(v) of Form 20–F.

Ultrapar has requested that KPMG furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated April 30, 2013, is filed as an exhibit to this annual report.

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

The significant differences between our corporate governance practices and the NYSE corporate governance standards are as follows:

Independence of Directors

NYSE rules require that a majority of the Board of Directors must consist of independent directors as defined under NYSE rules. Under Brazilian Corporate Law, we are not required to have a majority of independent directors. According to the rules of Novo Mercado, at least 20% of the members of the Board of Directors must meet the independence requirements as established set forth these rules. Furthermore, according to our bylaws, at least 30% of the members of the Board of Directors must be independent. The Brazilian Corporate Law requires that our directors be elected by our shareholders at a general shareholders’ meeting. As of December 31, 2012, our Board of Directors consisted of nine members, six of whom were independent non-executive members (including one appointed by former minority preferred shareholders at the general shareholders’ meeting held on April 27, 2011, prior to the Conversion) and three are shareholders of Ultra S.A. Two of these three non-independent board members were executive officers of Ultrapar until December 2006. See “Item 6.C. Directors, Senior Management and Employees — Board Practices” and “Exhibit 1.1 — Bylaws of Ultrapar, dated as of June 28, 2011.”

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

Committees

NYSE rules require that U.S. domestic listed companies have a nominating/corporate governance committee and a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s purpose and responsibilities. Under the Brazilian Corporate Law, we are not required to have a nominating committee, a corporate governance committee or a compensation committee. Our bylaws provides for a compensation and an audit committee, as ancillary bodies of the Board of Directors. See “Item 6.C. Directors, Senior Management and Employees — Board Practices” and “Exhibit 1.1 — Bylaws of Ultrapar, dated as of June 28, 2011”.

On November 9, 2011, our compensation committee was installed and Mr. Lucio de Castro Andrade Filho, Mr. Thilo Mannhardt and Mr. Nildemar Secches, who are also members of the Board of the Directors, were appointed as members of this committee. As Mr. Thilo Mannhardt has been Ultrapar’s Chief Executive Officer since January 1, 2013, he is no longer a member of the Compensation Committee and his position on such committee is currently vacant.

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

Our fiscal council currently in office satisfies the requirements of Rule 10A–3(c)(3) of the Exchange Act. Our fiscal council consists of three members and their respective alternate members, and it is a separate corporate body independent from our management. The members of our fiscal council are elected by our shareholders at the annual general shareholders’ meeting for one-year terms and are eligible for reelection. Under the Brazilian Corporate Law, individuals who are members of the Board of Directors or are executive officers or employees or spouses or relatives of any member of the company’s management are not eligible to serve on the fiscal council.

From 2005 to 2010, our bylaws provided for a fiscal council with permanent operations. As set forth by the bylaws approved at the shareholders’ meeting held on June 28, 2011, our fiscal council acts on a non-permanent basis. In addition, the bylaws establish an audit committee as an ancillary body of the Board of Directors. As determined by the bylaws, in the event the fiscal council is established as set forth in the Brazilian Corporate Law, the fiscal council shall operate as the audit committee exercising all the duties provided for in our bylaws as required of the audit committee, and with respect to its members, subject to all the requirements and limitations provided for by law. The audit committee will not operate in any fiscal year when a fiscal council is installed. See “Exhibit 1.1 — Bylaws of Ultrapar, dated as of June 28, 2011.” See “Item 4.B. History and Development of the Company – New corporate governance structure” and “Exhibit 1.1 — Bylaws of Ultrapar, dated as of June 28, 2011”.

For more information see “Item 6.C. Directors, Senior Management and Employees — Board Practices — Fiscal Council and Audit Committee Exemption” and “Exhibit 1.1 — Bylaws of Ultrapar, dated as of June 28, 2011”.

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

On June 28, 2011, the extraordinary shareholders’ meeting and the special preferred shareholders’ meeting approved the migration of Ultrapar to Novo Mercado segment of BM&FBOVESPA and our bylaws, with new provisions exceeding the listing requirements of Novo Mercado. For example, according to the rules of Novo Mercado the minimum percentage of independent members of the Board of Directors is set at 20%, while a minimum of 30% is required in our bylaws. Our bylaws also establish (i) a mandatory tender offer to 100% of the company’s shareholders in the event a shareholder, or a group of shareholders acting in concert, acquire or become holder of 20% of the company’s shares, excluding treasury shares, and (ii) creation of audit and compensation committees, as ancillary bodies of the Board of Directors. Our bylaws do not establish any limitation on voting rights, special treatment to current shareholders, public tender offers for a price above that of the acquisition price of shares or any other poison pill provisions, thus assuring the effectiveness of a majority shareholders’ approval on all matters to be deliberated. See “Item 4.B. History and Development of the Company – New corporate governance structure” and “Exhibit 1.1 — Bylaws of Ultrapar, dated as of June 28, 2011”.

Code of Business Conduct and Ethics

NYSE rules require that U.S. domestic listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees. In 2004 we established a code of ethics, which was amended on June 17, 2009. For the complete amended code of ethics please see our 6K filed on

June 19, 2009. The main objectives of this code is (i) to reduce the subjectivity of personal interpretations of ethical principles; and (ii) to be a formal and institutional benchmark for the professional conduct of our employees, including the ethical handling of actual or apparent conflicts of interests, becoming a standard for the internal and external relationship of the company with its stakeholders. See “Item 16.B. — Code of Ethics”.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

We file the following consolidated financial statements together with the reports of independent registered public accountants firms, as part of this annual report:

ITEM 19.	EXHIBITS

We are filing the following documents as part of this Annual Report Form 20F:

1.1	Bylaws of Ultrapar, dated as of June 28, 2011.

2.1	Shareholders’ Agreement dated March 22, 2000 (incorporated by reference to Exhibit 2.1 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

2.3	Indenture, dated as of December 20, 2005, among LPG International, as Issuer, Ultrapar Participações S.A. and Oxiteno S.A. Indústria e Comércio, as Guarantors, JPMorgan Chase Bank, N.A., as Trustee, Transfer Agent and Registrar, J.P. Morgan Trust Bank LTD., as Principal Payment Agent and J.P. Morgan Bank Luxembourg S.A., as Luxembourg Paying Agent, Luxembourg Transfer Agent and Luxembourg Listing Agent (incorporated by reference to Exhibit 2.2 to Form 20-F of Ultrapar Participações S.A. filed on May 5, 2006).

2.4	Amendment dated as of March 31, 2006 to the Indenture dated as of December 20, 2005 (incorporated by reference to Exhibit 2.3 to Form 20-F of Ultrapar Participações S.A. filed on May 5, 2006).

2.5	Ipiranga Group Shareholders’ Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Translation (incorporated by reference to Exhibit 2.7 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

2.6	RPR Shareholders Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Translation (incorporated by reference to Exhibit 2.8 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

2.7	Ultrapar Participações S.A. 3rd Public Offering Indenture of Simple Debentures, Non-Convertible, Unsecured and Non-Preferred in a Single Series between Ultrapar Participações S.A. and Pentágono S/A DTVM, dated May 20, 2009 – English Summary (incorporated by reference to Exhibit 2.8 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

2.8	First Amendment to Ultrapar Participações S.A. 3rd Public Offering Indenture of Simple Debentures, Non-Convertible, Unsecured and Non-Preferred in a Single Series between Ultrapar Participações S.A. and Pentágono S/A DTVM, dated June 3, 2009 — English Summary (incorporated by reference to Exhibit 2.9 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

2.9	New Ultra S.A. Shareholders’ Agreement dated April 1, 2011 (incorporated by reference to Item 5 of Form 6-K of Ultrapar Participações S.A., filed on April 5, 2011).

2.10	Second Amendment to Ultrapar Participações S.A. 3rd Public Offering Indenture of Simple Debentures, Non-Convertible, Unsecured and Non-Preferred in a Single Series between Ultrapar Participações, S.A. and Pentágono S/A DTVM, dated December 4, 2009 – English Summary (incorporated by reference to Exhibit 2.11 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

2.11	Ultrapar Participações S.A. 4th Public Offering Indenture of Simple Debentures, Non-Convertible, Unsecured and Non-Preferred in a Single series between Ultrapar Participações S.A. and Pentágono S.A. DTVM, dated March 2, 2012 (incorporated by reference to Exhibit 2.13 to Form 20-F of Ultrapar Participações S.A. filed on April 30, 2012).

2.12	Rules of the Novo Mercado (English translation) (incorporated by reference to Form 8-A of Ultrapar Participações S.A. filed on August 15, 2011).

2.13	Ipiranga Produtos de Petróleo S.A. 1st Public Offering Indenture of Simple Debentures, Non-Convertible, Unsecured and Non-Preferred in a Single series between Ipiranga Produtos de Petróleo S.A. and Banco Bradesco BBI S.A. as lead manager and Banco Bradesco S.A. as co-manager, dated November 7, 2012 — English Summary.

4.1	Share Sale and Purchase Agreement related to the sale and purchase of the entire share capital of Shell Gás (LPG) Brasil S.A. (incorporated by reference to Exhibit 10.2 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005).

4.2	Form of agreement between Ultragaz and independent dealers (incorporated by reference to Exhibit 10.4 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005, as amended).

4.3	Take or pay agreement between Tequimar and CODEBA (incorporated by reference to Exhibit 10.5 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005, as amended).

4.4	The Investment Agreement entered into by and among Ultrapar, Petrobras and Braskem dated March 18, 2007 — English translation, as amended by the Amendment to Investment Agreement entered into by and among Ultrapar, Petrobras and Braskem dated April 18, 2007 — English Summary (incorporated by reference to Exhibit 4.4 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

4.5	Share Purchase Agreement entered into by and among Ultrapar, Petrobras, Braskem and the Key Shareholders of RPR, DPPI and CBPI, dated March 18, 2007 — English Summary (incorporated by reference to Exhibit 4.5 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

4.6	Braskem/Petrobras Asset Security Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Summary (incorporated by reference to Exhibit 4.6 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

4.7	Petrobras Asset Security Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Summary (incorporated by reference to Exhibit 4.7 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

4.8	Ethylene Supply Agreement between Braskem S.A. and Oxiteno Nordeste S.A. Indústria e Comércio, dated June 13, 2008 — English Summary (incorporated by reference to Exhibit 4.8 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

4.9	Fourth Amendement to the Ethylene Supply Agreement between Braskem S.A. and Oxiteno Nordeste S.A. Indústria e Comércio, dated January 1, 2013 — English Summary.

4.10	Share Purchase Agreement between Ultrapar Participações S.A.’s subsidiary Terminal Químico de

Aratu S.A. and Unipar, dated June 6, 2008, including Amendment dated September 22, 2008 — English Summary (incorporated by reference to Exhibit 4.8 to From 20-F of Ultrapar Participações S.A. filed on June 29, 2009).

4.11	Ethylene Supply Agreement between Petroquímica União S.A. and Oxiteno S.A. Indústria e Comércio, dated August 1, 2008 — English Summary (incorporated by reference to Exhibit 4.10 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

4.12	Securities Purchase Agreement entered into by and among Chevron, CBL, Galena and SBP, dated August 14, 2008 (incorporated by reference to Exhibit 4.9 to Form 20-F of Ultrapar Participações S.A. filed on June 29, 2009).

4.13	Revolving Line of Credit Agreement among Banco Nacional de Desenvolvimento Econômico e Social (BNDES), Companhia Brasileira de Petróleo Ipiranga, Companhia Ultragaz S/A, Oleoquímica Indústria e Comércio de Produtos Químicos Ltda, Oxiteno Nordeste S/A Indústria e Comércio, Tequimar — Terminal Químico de Aratu S/A, Tropical Transportes Ipiranga Ltda. and Ultrapar Participações S.A., dated December 16, 2008 — English Summary (incorporated by reference to Exhibit 4.12 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

4.14	Amendment No. 1 to Securities Purchase Agreement entered into by and among Chevron, CBL, Galena and SBP, dated March 30, 2009 (incorporated by reference to Exhibit 4.10 to Form 20-F of Ultrapar Participações S.A. filed on June 29, 2009).

4.15	Line of Credit Agreements between Banco do Brasil S.A. and Ipiranga Produtos de Petróleo S.A., each dated June 16, 2010 — English Summary (incorporated by reference to Exhibit 4.10 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

4.16	Amendment to the line of Credit Agreements between Banco do Brasil S.A. and Ipiranga Produtos de Petróleo S.A., each dated February 7, 2013 — English Summary.

6.1	Statement regarding computation of per share earnings (incorporated by reference to Note 29 to our consolidated financial statements included in this annual report).

8.1	List of subsidiaries of Ultrapar (incorporated by reference to Note 3 to our consolidated financial statements included in this annual report).

11.1	Code of Ethics, amended on June 17, 2009 (incorporated by reference to Form 6-K of Ultrapar Participações S.A. filed on June 19, 2009).

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Documentation with respect to our corporate restructuring of 2002 (incorporated by reference in Forms 6-K, filed with the SEC on October 15, 2002, November 1, 2002 and December 6, 2002).

15.2	Letter from KPMG Auditores Independentes to the SEC, dated April 30, 2013 regarding the change in independent registered public accounting firm.

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

ULTRAPAR PARTICIPAÇÕES S.A.

By:	/s/ THILO MANNHARDT
Name:	Thilo Mannhardt
Title:	Chief Executive Officer

By:	/S/ ANDRÉ COVRE
Name:	André Covre
Title:	Chief Financial and Investor Relations Officer

Date: April 30, 2013

Ultrapar Participações S.A. and Subsidiaries Financial Statements for the Year Ended December 31, 2012 and Report of Independent Registered Public Accounting Firm

Ultrapar Participações S.A. and Subsidiaries

Financial Statements for the Year

Ended December 31, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Ultrapar Participações S.A.

São Paulo - SP - Brazil

We have audited the accompanying consolidated balance sheets of Ultrapar Participações S.A. and subsidiaries (the “Company”) as of December 31, 2012, and the related consolidated income statement and statements of comprehensive income, changes in equity and cash flows for the year ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ultrapar Participações S.A. and subsidiaries as of December 31, 2012, and the results of their operations and their cash flows for the year ended December 31, 2012, in conformity with International Financial Reporting Standards—IFRS, as issued by the International Accounting Standards Board—IASB.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report, dated April 30, 2013, expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

April 30, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Ultrapar Participações S.A.

We have audited the accompanying consolidated balance sheets of Ultrapar Participações S.A. and subsidiaries (the “Company”) as of December 31, 2011, and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ultrapar Participações S.A. and subsidiaries as of December 31, 2011, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2011, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

/s/ KPMG Auditores Independentes

São Paulo, Brazil

April 30, 2012

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of December 31, 2012 and 2011

(In thousands of Brazilian Reais)

	Note	2012	2011
Assets
Current assets
Cash and cash equivalents	4	2,050,051	1,790,954
Financial investments	4	962,136	916,936
Trade receivables	5	2,306,798	2,026,417
Inventories	6	1,299,807	1,310,132
Recoverable taxes	7	483,201	470,511
Other receivables		20,541	20,323
Prepaid expenses	10	54,036	40,221

Total current assets		7,176,570	6,575,494

Non-current assets
Financial investments	4	149,530	74,437
Trade receivables	5	137,359	117,716
Related parties	8.a	10,858	10,144
Deferred income and social contribution taxes	9.a	465,190	510,135
Recoverable taxes	7	49,070	81,395
Escrow deposits		534,009	469,381
Other receivables		10,949	1,312
Prepaid expenses	10	80,856	69,198

		1,437,821	1,333,718

Investments
In associates	11	12,670	12,626
Other		2,843	2,793
Property, plant and equipment	12 ; 14.h	4,701,406	4,278,931
Intangible assets	13	1,968,615	1,539,177

		6,685,534	5,833,527

Total non-current assets		8,123,355	7,167,245

Total assets		15,299,925	13,742,739

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of December 31, 2012 and 2011

(In thousands of Brazilian Reais)

	Note	2012	2011
Liabilities
Current liabilities
Loans	14	1,573,463	1,300,326
Debentures	14.g	65,663	1,002,451
Finance leases	14.h	1,974	2,222
Trade payables	15	1,312,268	1,075,103
Salaries and related charges	16	254,566	268,345
Taxes payable	17	107,822	109,653
Dividends payable	20.g	222,370	163,802
Income and social contribution taxes payable		75,363	38,620
Post-employment benefits	24.b	11,624	13,282
Provision for assets retirement obligation	18	3,719	7,251
Provision for tax, civil and labor risks	23.a	50,052	41,347
Other payables		52,514	55,643
Deferred revenue	19	18,054	19,731

Total current liabilities		3,749,452	4,097,776

Non-current liabilities
Loans	14	3,153,096	3,196,102
Debentures	14.g	1,403,571	19,102
Finance leases	14.h	40,939	41,431
Related parties	8.a	3,872	3,971
Deferred income and social contribution taxes	9.a	84,924	37,980
Post-employment benefits	24.b	120,619	96,751
Provision for assets retirement obligation	18	66,692	60,253
Provision for tax, civil and labor risks	23.a	551,606	512,788
Other payables		99,565	90,625
Deferred revenue	19	9,853	8,724

Total non-current liabilities		5,534,737	4,067,727

Shareholders’ equity
Share capital	20.a	3,696,773	3,696,773
Capital reserve	20.c	20,246	9,780
Treasury shares	20.b	(114,885)	(118,234)
Revaluation reserve	20.d	6,713	7,075
Profit reserves	20.e	2,221,555	1,837,667
Additional dividends to the minimum mandatory dividends	20.g	147,195	122,239
Valuation adjustments	2.c ; 20.f	23	193
Cumulative translation adjustments	2.q ; 20.f	12,621	(4,426)

Shareholders’ equity attributable to:

Shareholders of the Company		5,990,241	5,551,067

Non-controlling interests in subsidiaries		25,495	26,169

Total shareholders’ equity		6,015,736	5,577,236

Total liabilities and shareholders’ equity		15,299,925	13,742,739

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Income statements

Years ended December 31, 2012, 2011 and 2010

(In thousands of Brazilian Reais, except earnings per share)

	Note	2012	2011	2010
Net revenue from sales and services	2.a); 25	53,919,424	48,661,304	42,481,712
Cost of products and services sold	2.a) ; 26	(49,797,200)	(45,139,601)	(39,322,888)

Gross profit		4,122,224	3,521,703	3,158,824
Operating income (expenses)
Selling and marketing	26	(1,581,501)	(1,349,880)	(1,164,422)
General and administrative	26	(913,389)	(793,224)	(759,679)
Income from disposal of assets	27	3,676	21,390	78,969
Other operating income, net		77,916	52,010	10,790

Operating income before financial income (expenses) and share of profit of associates		1,708,926	1,451,999	1,324,482
Financial income	28	218,061	322,372	266,965
Financial expenses	28	(480,557)	(618,876)	(531,051)
Share of profit of associates	11	190	192	4

Income before income and social contribution taxes		1,446,620	1,155,687	1,060,400

Income and social contribution taxes
Current	9.b)	(364,952)	(243,241)	(191,218)
Deferred	9.b)	(107,246)	(85,851)	(134,724)
Tax incentives	9.b) ; 9.c)	43,442	28,192	30,728

		(428,756)	(300,900)	(295,214)

Net income for the year		1,017,864	854,787	765,186

Net income for the year attributable to:
Shareholders of the Company		1,011,009	848,764	765,303
Non-controlling interests in subsidiaries		6,855	6,023	(117)
Earnings per share (based on weighted average of shares outstanding) – R$	29
Basic		1.8933	1.5895	1.4332
Diluted		1.8856	1.5833	1.4282

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of comprehensive income

Years ended December 31, 2012, 2011 and 2010

(In thousands of Brazilian Reais)

	Note	2012	2011	2010
Net income for the year attributable to shareholders of the Company		1,011,009	848,764	765,303
Net income for the year attributable to non-controlling interests in subsidiaries		6,855	6,023	(117)

Net income for the year		1.017.864	854,787	765,186

Valuation adjustments	2.c) ; 20.f)	(170)	2,596	1,672
Cumulative translation adjustments	2.q) ; 20.f)	17,047	14,171	(13,295)

Total comprehensive income for the year		1,034,741	871,554	753,563

Total comprehensive income for the year attributable to shareholders of the Company		1,027,886	865,531	753,680
Total comprehensive income for the year attributable to non-controlling interests in subsidiaries		6,855	6,023	(117)

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in equity

Years ended December 31, 2012, 2011 and 2010

(In thousands of Brazilian Reais, except dividends per share)

					Profit reserve		Other comprehensive income
	Note	Share capital	Capital reserve	Revaluation reserve	Legal reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends to the minimum mandatory dividends	Shareholders’ equity attributable to the Company	Non-controlling interests	Total
Balance as of December 31, 2009		3,696,773	4,482	8,156	142,912	1,034,050	(4,075)	(5,302)	-	(123,720)	56,856	4,810,132	35,119	4,845,251
Net income for the year		—	—	—	—	—	—	—	765,303	—	—	765,303	(117)	765,186
Other comprehensive income:
Valuation adjustments for financial instruments	2.c) ; 20.f)	—	—	—	—	—	1,672	—	—	—	—	1,672	—	1,672
Currency translation of foreign subsidiaries	2.q) ; 20.f)	—	—	—	—	—	—	(13,295)	—	—	—	(13,295)	—	(13,295)

Total comprehensive income for the year		—	—	—	—	—	1,672	(13,295)	—	—	—	753,680	(117)	753,563
Sale of treasury shares, net		—	3,206	—	—	—	—	—	—	3,756	—	6,962	—	6,962
Realization of revaluation reserve	20.d)	—	—	(566)	—	—	—	—	566	—	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	20.d)	—	—	—	—	—	—	—	(147)	—	—	(147)	—	(147)
Transfer to retained earnings		—	—	—	—	419	—	—	(419)	—	—	—	—	—
Approval of additional dividends by the Shareholders Meeting		—	—	—	—	—	—	—	—	—	(56,856)	(56,856)	—	(56,856)
Capital reduction from Utingás Armazenadora Ltda.		—	—	—	—	—	—	—	—	—	—	—	(11,631)	(11,631)
Others		—	—	—	—	—	—	—	—	—	—	—	(326)	(326)
Appropriation of net income:
Legal reserve		—	—	—	37,942	—	—	—	(37,942)	—	—	—	—	—
Interim dividends (R$ 0.33 per share)		—	—	—	—	—	—	—	(176,815)	—	—	(176,815)	—	(176,815)
Proposed dividends payable (R$ 0.47 per share), net of additional dividends		—	—	—	—	—	—	—	(251,949)	—	68,323	(183,626)	(792)	(184,418)
Retention of profits		—	—	—	—	298,597	—	—	(298,597)	—	—	—	—	—

Balance as of December 31, 2010		3,696,773	7,688	7,590	180,854	1,333,066	(2,403)	(18,597)	—	(119,964)	68,323	5,153,330	22,253	5,175,583

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in equity

Years ended December 31, 2012, 2011 and 2010

(In thousands of Brazilian Reais, except dividends per share)

					Profit reserve			Other comprehensive income
	Note	Share capital	Capital reserve	Revaluation reserve	Legal reserve	Investments reserve	Retention of profits	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends to the minimum mandatory dividends	Shareholders’ equity attributable to the Company	Non-controlling interests	Total
Balance as of December 31, 2010		3,696,773	7,688	7,590	180,854	—	1,333,066	(2,403)	(18,597)	—	(119,964)	68,323	5,153,330	22,253	5,175,583
Net income for the year		—	—	—	—	—	—	—	—	848,764	—	—	848,764	6,023	854,787
Other comprehensive income:
Valuation adjustments for financial instruments	2.c) ; 20.f)	—	—	—	—	—	—	2,596	—	—	—	—	2,596	—	2,596
Currency translation of foreign subsidiaries	2.q) ; 20.f)	—	—	—	—	—	—	—	14,171	—	—	—	14,171	—	14,171

Total comprehensive income for the year		—	—	—	—	—	—	2,596	14,171	848,764	—	—	865,531	6,023	871,554
Sale of treasury shares		—	2,092	—	—	—	—	—	—	—	1,730	—	3,822	—	3,822
Realization of revaluation reserve	20.d)	—	—	(515)	—	—	—	—	—	515	—	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	20.d)	—	—	—	—	—	—	—	—	(130)	—	—	(130)	(167)	(297)
Transfer to investment reserve		—	—	—	—	385	—	—	—	(385)	—	—	—	—	—
Approval of additional dividends by the Shareholders’ Meeting		—	—	—	—	—	—	—	—	—	—	(68,323)	(68,323)	—	(68,323)
Acquisition of non-controlling interest		—	—	—	—	—	—	—	—	—	—	—	—	(82)	(82)
Allocation of net income:
Legal reserve	20.e) ; 20.g)	—	—	—	42,438	—	—	—	—	(42,438)	—	—	—	—	—
Interim dividends (R$ 0.47 per share of the Company)	20.g)	—	—	—	—	—	—	—	—	(251,949)	—	—	(251,949)	—	(251,949)
Proposed dividends (R$ 0.51per share of the Company)	20.g)	—	—	—	—	—	—	—	—	(273,453)	—	122,239	(151,214)	(1,858)	(153,072)
Retention of profits	20.e) ; 20.g)	—	—	—	—	280,924	—	—	—	(280,924)	—	—	—	—	—

Balance as of December 31, 2011		3,696,773	9,780	7,075	223,292	281,309	1,333,066	193	(4,426)	—	(118,234)	122,239	5,551,067	26,169	5,577,236

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in equity

Years ended December 31, 2012, 2011 and 2010

(In thousands of Brazilian Reais, except dividends per share)

					Profit reserves			Other comprehensive income
	Note	Share capital	Capital reserve	Revaluation reserve	Legal reserve	Investments reserve	Retention of profits	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends to the minimum mandatory dividends	Shareholders’ equity attributable to the Company	Non-controlling interests	Share- holders’ equity
Balance as of December 31, 2011		3,696,773	9,780	7,075	223,292	281,309	1,333,066	193	(4,426)	—	(118,234)	122,239	5,551,067	26,169	5,577,236
Net income for the year		—	—	—	—	—	—	—	—	1,011,009	—	—	1,011,009	6,855	1,017,864
Other comprehensive income:
Valuation adjustments for financial instruments	2.c ; 20.f	—	—	—	—	—	—	(170)	—	—	—	—	(170)	—	(170)
Currency translation of foreign subsidiaries	2.q ; 20.f	—	—	—	—	—	—	—	17,047	—	—	—	17,047	—	17,047

Total comprehensive income for the year		—	—	—	—	—	—	(170)	17,047	1,011,009	—	—	1,027,886	6,855	1,034,741
Sale of treasury shares		—	10,466	—	—	—	—	—	—	—	3,349	—	13,815	—	13,815
Realization of revaluation reserve	20.d	—	—	(362)	—	—	—	—	—	362	—	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	20.d	—	—	—	—	—	—	—	—	(59)	—	—	(59)	—	(59)
Transfer to investment reserve		—	—	—	—	303	—	—	—	(303)	—	—	—	—	—
Approval of additional dividends by the Shareholders’ Meeting		—	—	—	—	—	—	—	—	—	—	(122,239)	(122,239)	(2,640)	(124,879)
Acquisition of non-controlling interest		—	—	—	—	—	—	—	—	—	—	—	—	(33)	(33)
Redemption of shares of non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(2,863)	(2,863)
Allocation of net income:
Legal reserve	20.e) ; 20.g)	—	—	—	50,550	—	—	—	—	(50,550)	—	—	—	—	—
Interim dividends (R$ 0.51 per share of the Company)	20.g)	—	—	—	—	—	—	—	—	(273,392)	—	—	(273,392)	(155)	(273,547)
Proposed dividends payable (R$ 0.66 per share of the Company)	20.g)	—	—	—	—	—	—	—	—	(354,032)	—	147,195	(206,837)	(1,838)	(208,675)
Retention of profits	20.e) ; 20.g)	—	—	—	—	333,035	—	—	—	(333,035)	—	—	—	—	—

Balance as of December 31, 2012		3,696,773	20,246	6,713	273,842	614,647	1,333,066	23	12,621	—	(114,885)	147,195	5,990,241	25,495	6,015,736

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

Years ended December 31, 2012, 2011 and 2010

(In thousands of Brazilian Reais)

	Note	2012	2011	2010
Cash flows from operating activities
Net income for the year		1,017,864	854,787	765,186
Adjustments to reconcile net income to cash provided by operating activities
Share of profit of associates	11	(190)	(192)	(4)
Depreciation and amortization		696,332	580,076	530,829
PIS and COFINS credits on depreciation		11,683	10,169	9,582
Assets retirement expenses	18	(2,477)	(3,022)	(5,828)
Interest, monetary and exchange variations		613,857	736,049	414,595
Deferred income and social contribution taxes	9.b	107,246	85,851	134,724
Income from disposal of assets	27	(3,676)	(21,390)	(78,969)
Others		2,319	2,555	957
(Increase) decrease in current assets
Trade receivables	5	(245,111)	(303,145)	(94,685)
Inventories	6	46,027	(164,276)	(131,300)
Recoverable taxes	7	(5,789)	(115,102)	(34,282)
Other receivables		1,317	(1,585)	16,929
Prepaid expenses	10	(10,535)	(5,037)	(8,322)
Increase (decrease) in current liabilities
Trade payables	15	204,529	155,599	21,140
Salaries and related charges	16	(17,511)	38,609	54,411
Taxes payable	17	(2,765)	(48,330)	36,542
Income and social contribution taxes		205,812	93,317	94,812
Post-employment benefits	24.b	(1,658)	1,943	(621)
Provision for tax, civil and labor risks	23.a	8,705	1,721	16,602
Other payables		(10,829)	27,568	(19,798)
Deferred revenue	19	(1,677)	5,159	2,751
(Increase) decrease in non-current assets
Trade receivables	5	(19,644)	(21,048)	(11,215)
Recoverable taxes	7	32,326	(26,359)	(1,036)
Escrow deposits		(64,628)	(88,631)	(72,267)
Other receivables		(9,637)	(617)	825
Prepaid expenses	10	1,649	(28,589)	6,699
Increase (decrease) in non-current liabilities
Post-employment benefits	24.b	23,869	3,589	3,082
Provision for tax, civil and labor risks	23.a	38,684	41,669	(107,292)
Other payables		1,714	27,461	24,069
Deferred revenue	19	1,129	2,812	602
Income and social contribution taxes paid		(169,069)	(131,478)	(60,521)

Net cash provided by operating activities		2,449,866	1,710,133	1,508,197

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

Years ended December 31, 2012, 2011 and 2010

(In thousands of Brazilian Reais)

	Note	2012	2011	2010
Cash flows from investing activities
Financial investments, net of redemptions		(120,293)	(413,414)	(130,507)
Acquisition of subsidiaries, net		(168,668)	(76,430)	32,827
Cash and cash equivalents of acquired subsidiaries		8,915	2,151	(99)
Financial investments of acquired subsidiaries		3,426	—	—
Cash received in relation to Maxfacil	27	—	—	35,000
Acquisition of property, plant and equipment	12	(763,132)	(705,548)	(670,745)
Increase in intangible assets	13	(598,093)	(365,825)	(237,707)
Proceeds from disposal of assets	27	66,098	101,190	67,656

Net cash used in investing activities		(1,571,747)	(1,457,876)	(903,575)

Cash flows from financing activities
Loans and debentures
Borrowings	14	2,755,245	975,588	2,475,155
Repayments	14	(2,437,906)	(1,226,535)	(1,723,995)
Interest paid	14	(331,917)	(348,130)	(233,120)
Payment of financial lease	14.h	(4,611)	(6,996)	(11,176)
Dividends paid		(548,610)	(502,036)	(339,310)
Acquisition of non-controlling interests		(33)	(82)	—
Reduction of non-controlling interests		—	—	(11,369)
Payment of loan with Noble Brasil S.A.	3.b	(49,982)	—	—
Related parties		(813)	3,772	(2,587)

Net cash (used in) provided by financing activities		(618,627)	(1,104,419)	153,598

Effect of exchange rate changes on cash and cash equivalents in foreign currency		(395)	698	(3,301)

Increase (decrease) in cash and cash equivalents		259,097	(851,464)	754,919

Cash and cash equivalents at the beginning of the year	4	1,790,954	2,642,418	1,887,499
Cash and cash equivalents at the end of the year	4	2,050,051	1,790,954	2,642,418
Additional information:
Loans of acquired subsidiaries	3.a ; 3.b	136,256	—	—

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

1.	Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”), is a publicly-traded company headquartered at the Brigadeiro Luis Antônio Avenue, 1343 in the city of São Paulo – SP, Brazil.

The Company engages in the investment of its own capital in services, commercial and industrial activities, by the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas - LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”). The Company also operates in oil refining through its joint-venture in Refinaria de Petróleo Riograndense S.A. (“RPR”).

2.	Summary of significant accounting policies

The Company’s financial statements are presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The presentation currency of the Company’s financial statements is the Brazilian Real, which is the Company’s functional currency.

The accounting policies described below were applied by the Company and its subsidiaries in a consistent manner for all years presented in these financial statements.

a.	Recognition of income

Revenue and cost of sales are recognized when all risks and benefits associated with the products are transferred to the purchaser. Revenue from services provided and their costs are recognized when the services are provided. Costs of products and services sold provided include goods (mainly fuels/lubricants and LPG), raw materials (chemicals and petrochemicals) and production, distribution, storage and filling costs.

b.	Cash and cash equivalents

Include cash, banks deposits and short-term highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 4 for further details on cash and cash equivalents of the Company and its subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

c.	Financial instruments

In accordance with International Accounting Standards (“IAS”) 32, 39 and IFRS 7, the financial instruments of the Company and its subsidiaries are classified in accordance with the following categories:

•

Measured at fair value through profit or loss: financial assets and liabilities held for trading, that is, acquired or incurred principally for the purpose of selling or repurchasing in the near term, and derivatives. The balances are stated at fair value. The interest earned, the exchange variation and changes in fair value are recognized in profit or loss.

•

Held to maturity: non-derivative financial assets with fixed or determinable payments, and fixed maturities for which the entity has the positive intention and ability to hold to maturity. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned through the date of the financial statements, using the effective interest rate method.

•

Available for sale: non-derivative financial assets that are designated as available for sale or that are not classified into other categories at initial recognition. The balances are stated at fair value and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and acquisition cost plus the interest earned are recognized in a specific account in the shareholders’ equity. Accumulated gains and losses recognized in the shareholders’ equity are reclassified to profit or loss in case of prepayment.

•

Loans and receivables: non-derivative financial assets with fixed or determinable payments or receipts, not quoted in an active market, except: (i) those which the entity intends to sell immediately or in the near term and which the entity classified as measured at fair value through profit or loss; (ii) those classified as available for sale; or (iii) those for which the Company may not recover substantially all of its initial investment for reasons other than credit deterioration. The interest earned and the foreign currency exchange variation are recognized in profit or loss. The balances are stated at acquisition cost plus the interests, using the effective interest rate method. Loans and receivables include cash and banks, trade receivables, dividends receivable and other trade receivables.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The Company and its subsidiaries use derivative financial instruments for hedging purposes, applying the concepts described below:

•	Fair value hedge: derivative financial instrument used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s profit or loss.

•

Hedge accounting: In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

For further detail on financial instruments of the Company and its subsidiaries, see Notes 4, 14, and 22.

d.	Trade receivables

Trade receivables are recognized at the amount invoiced, adjusted to present value if applicable, including all direct taxes attributable to the Company and its subsidiaries. An allowance for doubtful accounts is recorded based on estimated losses and is set at an amount deemed by management to be sufficient to cover any probable loss on realization of trade receivables (see Note 22 - Customer credit risk).

e.	Inventories

Inventories are stated at the lower of acquisition cost or net realizable value. The cost value of inventory is measured using the weighted average cost and includes the costs of acquisition and processing directly related to the units produced based on the normal capacity of production. Estimates of net realizable value are based on the average selling prices at the end of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials or supplies that (i) do not meet the Company and its subsidiaries’ specifications, (ii) have exceeded their expiration date or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial team.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

f.	Investments

Investments in associates in which management has a significant influence or in which it holds 20% or more of the voting stock, or that are part of a group under shared control are accounted for under the equity method of accounting (see Note 11).

The investments in joint venture entities are proportionally consolidated by the Company (see Note 3). Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

g.	Property, plant and equipment

Property, plant and equipment is recognized at acquisition or construction cost, including financial charges incurred on property, plant and equipment under construction, as well as maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission or to restore assets (see Note 18).

Depreciation is calculated using the straight-line method, for the periods mentioned in Note 12, taking into account the useful life of the assets, which are reviewed annually.

Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

h.	Leases

•	Finance leases

Certain lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the Company and its subsidiaries. These contracts are characterized as finance leases, and assets thereunder are capitalized at lease commencement at their fair value or, if lower, present value of the minimum lease payments under the contracts. The items recognized as assets are depreciated and amortized using the straight-line method based on the useful lives applicable to each group of assets as mentioned in Notes 12 and 13. Financial charges under the finance lease contracts are allocated to profit or loss over the lease contract term, based on the amortized cost and the effective interest rate method of the related lease obligation (see Note 14.h).

•	Operating leases

There are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where there is no purchase option or the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as cost or expenses in the income statement on a straight-line basis over the term of the lease contract (see Note 23.g).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

i.	Intangible assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the criteria below (see Note 13):

•

Goodwill is carried net of accumulated amortization as of December 31, 2008, when it ceased to be amortized. Goodwill generated since January 1, 2009 is shown as intangible asset corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity, and is tested annually for impairment. Goodwill is allocated to the respective cash generating units (“CGU”) for impairment testing purposes.

•

Bonus disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as distribution rights when paid and amortized using the straight-line method according to the term of the agreement.

•

Other intangible assets acquired from third parties, such as software, technology and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, for the periods mentioned in Note 13, taking into account their useful life, which is reviewed annually.

The Company and its subsidiaries have not recognized intangible assets that were created internally. The Company and its subsidiaries have not recognized intangible assets that have an indefinite useful life, except for goodwill and the “am/pm” brand acquired in 2012.

j.	Other assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value (see Note 2.u).

k.	Financial liabilities

The Company and its subsidiaries’ financial liabilities include trade payables and other payables, loans, debentures and hedging instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortised cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – fair value hedge). The financial liabilities at amortised cost are stated at the initial transaction amount plus related charges and transaction costs, net of amortization. The charges are recognized in profit or loss using the effective interest rate method.

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt or equity instruments, are allocated to the instrument and amortized to profit or loss over its term, using the effective interest rate method.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

l.	Income and social contribution taxes on income

Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on the current rates of IRPJ and CSLL, including the value of tax incentives. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the laws enacted on the last day of the financial statements. For further details about recognition and realization of IRPJ and CSLL, see Note 9.

m.	Provision for assets retirement obligation – fuel tanks

The Company and its subsidiaries have the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when tanks are installed. The estimated cost is recognized in property, plant and equipment and depreciated over the respective useful life of the tanks. The amounts recognized as a liability are monetarily restated until the respective tank is removed (see Note 18). An increase in the estimated cost of the obligation to remove the tanks could result in negative impact in future results. The estimated removal cost is reviewed and updated annually or when there is significant change in its amount.

n.	Provisions for tax, civil and labor risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on evaluation of the outcomes of the legal proceedings (see Note 23 items a,b,c,d).

o.	Post-employment benefits

Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary, using the projected unit credit method (see Note 24.b). The actuarial gains and losses are recognized in profit or loss.

p.	Other liabilities

Other liabilities are stated at known or measurable amounts plus, if applicable, related charges, monetary restatement and changes in exchange rates incurred. When applicable, other liabilities are recognized at present value based on interest rates that reflect the term, currency and risk of each transaction.

q.	Foreign currency transactions

Foreign currency transactions carried out by the Company or its subsidiaries are remeasured into their functional currency at the exchange rate prevailing at the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated using the exchange rate at the end of the reporting period. The effect of the difference between those exchange rates is recognized in profit or loss until the conclusion of each transaction.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

r.	Basis for translation of financial statements of foreign subsidiaries

Assets and liabilities of the foreign subsidiaries, denominated in currencies other than that of the Company (functional currency: Brazilian Real), which have administrative autonomy, are translated using the exchange rate at the end of the reporting period. Revenues and expenses are translated using the average exchange rate of each period and shareholders’ equity are translated at the historic exchange rate of each transaction affecting shareholders’ equity. Gains and losses resulting from changes in these foreign investments are directly recognized in the shareholders’ equity as cumulative translation adjustments and will be recognized in profit or loss if these investments are disposed of. The recognized balance in other comprehensive income and presented in the shareholders’ equity as cumulative translation adjustments in 2012 was a gain of R$ 12,621 (loss of R$ 4,426 in 2011).

The foreign subsidiaries with functional currency different from the Company and which have administrative autonomy, are listed below:

Subsidiary	Functional currency	Location

Oxiteno México S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Corporativos S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Industriales de C.V.	Mexican Peso	Mexico
Oxiteno USA LLC	U.S. Dollar	United States
Oxiteno Andina, C.A.	Bolivar Forte	Venezuela
American Chemical I.C.S.A.	U.S. Dollar	Uruguay

The subsidiary American Chemical I.C.S.A. (“American Chemical”) determined its functional currency as the U.S. dollar, as its sales and purchases of goods, and financing activities are performed substantially in this currency.

According to IAS 29, Venezuela is classified as a hyperinflationary economy. As a result, the financial statements of Oxiteno Andina, C.A. (“Oxiteno Andina”) were adjusted by the Venezuelan Consumer Price Index.

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered as an extention of the activities of their parent company and are translated using the exchange rate at the end of the reporting period. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income or loss. The gain recognized as income in 2012 amounted to R$ 2,347 (R$ 1,811 gain in 2011 and R$ 1,726 loss in 2010).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

s.	Use of estimates, assumptions and judgments

The preparation of financial statements requires the use of estimates, assumptions and judgments for the accounting of certain assets, liabilities and income. Therefore, Company and subsidiaries’ management use the best information available at the time of preparation of the financial statements, as well as the experience of past and current events, also considering assumptions regarding future events. The financial statements therefore include estimates, assumptions and judgments related mainly to determining the fair value of financial instruments (Notes 4, 14 and 22), the determination of the allowance for doubtful accounts (Note 5), the determination of provisions for income taxes (Note 9), the useful life of property, plant and equipment (Note 12), the useful life of intangible assets and the determination of the recoverable amount of goodwill (Note 13), provisions for assets retirement obligations (Note 18), tax, civil and labor provisions (Note 23 items a,b,c,d) and estimates for the preparation of actuarial reports (Note 24.b). The actual result of the transactions and information may differ from their estimates.

t.	Impairment of assets

The Company and its subsidiaries review, at least annually, the existence of indication that an asset may be impaired. If there is an indication, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash flow from continuous use and that are largely independent of cash flows of other assets (CGU). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

To assess the value in use, the Company and its subsidiaries consider the projections of future cash flows, trends and outlooks, as well as the effects of obsolescence, demand, competition and other economic factors. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, the impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

No impairment was recognized in the years presented.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

u.	Adjustment to present value

The Company’s subsidiaries recognized a present value adjustment to Tax on Goods and Services (“ICMS”, the Brazilian VAT) credit balances related to property, plant and equipment (CIAP – see Note 7). Because recovery of these credits occurs over a 48 months period, the present value adjustment reflects, in the financial statements, the time value of the ICMS credits to be recovered.

The Company and its subsidiaries reviewed all items classified as non-current and, when relevant, current assets and liabilities and did not identify the need to recognize other present value adjustments.

v.	New and revised standards in issue but not yet effective

Certain standards, amendments and interpretations to IFRS issued by IASB that have been issued but are not yet effective were not applied in the year ended December 31, 2012, as follows:

Effective date
• Consolidated financial statements – IFRS 10 and transition guidance (1)	2013
• Joint arrangements – IFRS 11 and transition guidance (1)	2013
• Disclosure of interests in other entities – IFRS 12 and transition guidance (1)	2013
• Amendments to IAS 27 – Separate financial statements (1)	2013
• Amendments to IAS 28 – Investments in associates and joint ventures (1)	2013
• Amendments to IAS 19 – Employee benefits (2)	2013
• Amendments to IFRS 7 – Financial instruments: offsetting financial assets and liabilities (3)	2013
• Fair value measurement – IFRS 13 (3)	2013
• Amendments to IAS 1 – Presentation of financial statements: other comprehensive income (3)	2013
• Amendments to IAS 32 – Financial instruments: presentation (4)	2014
• IFRS 9 – Financial instruments’ classification and measurement (4)	2015

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

(1)	For 2013, the Company and its subsidiaries expect that the adoption of IFRS 11 - Joint arrangements will impact the financial statements. The investments in RPR, Maxfácil Participações S.A. (“Maxfácil”), União Vopak Armazéns Gerais Ltda. (“União Vopak”) and ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”) will no longer be proportionally consolidated and will be accounted for using the equity method. IFRS 10 - Consolidated financial statements, IFRS 12 - Disclosure of interests in other entities, amendments to IAS 27 - Separate financial statements and amendments to IAS 28 - Investments in associates and joint ventures, must be adopted in conjunction with IFRS 11, and do not produce impact on the financial statements of the Company and its subsidiaries.

(2)	The Company and its subsidiaries estimate that the amendments to IAS 19 - Employee benefits will impact the financial statements. Currently, the Company and its subsidiaries recognize actuarial gains and losses in income and, from 2013, actuarial gains and losses will be recognized in shareholders’ equity as other comprehensive income. In 2012, the actuarial losses recognized in income in the amount of R$ 13,501, will be reversed from income and will be presented in shareholders’ equity, net of deferred IRPJ and CSLL.

The table below summarizes the main effects of adopting these standards on the financial statements as of December 31, 2012, that will be restated for the comparative financial statements as of December 31, 2013.

Mainly balance sheet effects

	IFRS 11 effects	IAS 19 effects
Current assets	(43,532)	—
Non-current assets	(11,814)	4,975

Total assets	(55,346)	4,975

Current liabilities	(28,202)	—
Non-current liabilities	(27,144)	14,633
Shareholders’ equity	—	(9,658)

Total liabilities and shareholders’ equity	(55,346)	4,975

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Mainly income statement effects

	IFRS 11 effects	IAS 19 effects
Net revenue from sales and services	(50,498)	—
Cost of products and services sold	29,063	—
Selling and marketing, general and administrative and other operating income, net	6,917	13,501
Financial income, net	(7,826)	—
Income and social contribution taxes	12,074	(4,590)
Share of profit of associates	10,290	—
Net income for the year	—	8,911

Mainly statement of cash flow effects

	IFRS 11 effects	IAS 19 effects
Net cash provided by operating activities	(20,771)	—
Net cash used in investing activities	7,774	—
Net cash used in financing activities	9,508	—
Increase in cash and cash equivalents	(3,489)	—
Cash and cash equivalents at the beginning of the year	(25,448)	—
Cash and cash equivalents at the end of the year	(28,937)	—

(3)	These statements will not produce impact on the financial statements of the Company and its subsidiaries.
(4)	The Company is currently assessing the impact of these statements on its financial statements.

w.	Authorization for issuance of the financial statements

These financial statements were authorized for issue by the Board of Officers on April 30, 2013.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

3.	Principles of consolidation and investments in subsidiaries

The financial statements were prepared following the basic principles of consolidation established by IAS 27. Investments of one company in another, balances of asset and liability accounts and revenues and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within shareholders’ equity and net income.

The financial statements include the following direct and indirect subsidiaries:

		% interest in the share
		2012		2011
		Control		Control
	Location	Direct control	Indirect control	Direct control	Indirect control
Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	100	—	100	—
Terminal Químico de Aratu S.A. – Tequimar	Brazil	—	99	—	99
União Vopak Armazéns Gerais Ltda. (*)	Brazil	—	50	—	50
Temmar- Terminal Marítimo do Maranhão S.A.	Brazil	—	100	—	—
Melamina Ultra S.A. Indústria Química	Brazil	—	99	—	99
Oxiteno S.A. Indústria e Comércio	Brazil	100	—	100	—
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	—	99	—	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	—	100	—	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	—	100	—	100
American Chemical I.C.S.A.	Uruguay	—	100	—	—
Barrington S.L.	Spain	—	100	—	100
Oxiteno México S.A. de C.V.	Mexico	—	100	—	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	—	100	—	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	—	100	—	100
Oxiteno USA LLC	United States	—	100	—	100
Global Petroleum Products Trading Corp.	Virgin Islands	—	100	—	100
Oxiteno Overseas Corp.	Virgin Islands	—	100	—	100
Oxiteno Andina, C.A.	Venezuela	—	100	—	100
Oxiteno Europe SPRL	Belgium	—	100	—	100
Oxiteno Colombia S.A.S	Colombia	—	100	—	100
Oxiteno Shanghai Trading LTD.	China	—	100	—	—
Empresa Carioca de Produtos Químicos S.A.	Brazil	—	100	—	100
Ipiranga Produtos de Petróleo S.A.	Brazil	100	—	100	—
am/pm Comestíveis Ltda.	Brazil	—	100	—	100
Centro de Conveniências Millennium Ltda.	Brazil	—	100	—	100
Conveniência Ipiranga Norte Ltda.	Brazil	—	100	—	100
Ipiranga Trading Limited	Virgin Islands	—	100	—	100
Tropical Transportes Ipiranga Ltda.	Brazil	—	100	—	100
Ipiranga Imobiliária Ltda.	Brazil	—	100	—	100
Ipiranga Logística Ltda.	Brazil	—	100	—	100
Maxfácil Participações S.A. (*)	Brazil	—	—	—	50
Isa-Sul Administração e Participações Ltda.	Brazil	—	100	—	100
ConectCar Soluções de Mobilidade Eletrônica S.A. (*)	Brazil	—	50	—	—
Companhia Ultragaz S.A.	Brazil	—	99	—	99
Distribuidora de Gás LP Azul S.A.	Brazil	—	—	—	100
Bahiana Distribuidora de Gás Ltda.	Brazil	—	100	—	100
Utingás Armazenadora S.A.	Brazil	—	57	—	57
LPG International Inc.	Cayman Islands	—	100	—	100
Imaven Imóveis Ltda.	Brazil	—	100	—	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	—	100	—	100
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	—	100	—	100
Refinaria de Petróleo Riograndense S.A. (*)	Brazil	33	—	33	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

(*)	The Company and its subsidiaries maintain a shared equity interest in these companies, whose bylaws establish joint control. These joint ventures are recognized by the Company and its subsidiaries using proportionate consolidation, as allowed by IAS 31. RPR is primarily engaged in oil refining, Maxfácil is primarily engaged in the management of Ipiranga-branded credit cards, and União Vopak is primarily engaged in liquid bulk storage in the port of Paranaguá. ConectCar is a joint venture with Odebrecht TransPort Participações, formed in November 2012, and is engaged in electronic payment of tolls, parking and fuel, with start-up scheduled for the first quarter of 2013 in the State of São Paulo.

The subsidiary Oxiteno Shanghai Trading LTD. was formed in May 2012 and is engaged in commercial representation.

In November 2012, Maxfácil was split between the partners in proportion to their shareholdings and subsequently merged by each partner.

In December 2012, in order to simplify the corporate structure, the subsidiary Distribuidora de Gás LP Azul S.A. was merged into Companhia Ultragaz S.A. (“Cia. Ultragaz”).

a)	Business combination – acquisition of American Chemical I.C.S.A.

On November 1st, 2012, the Company, through its subsidiary Oxiteno S.A. Indústria e Comércio (“Oxiteno S.A.”), purchased 100% of the shares of American Chemical I.C.S.A. (“American Chemical”), a Uruguayan specialty chemicals company. American Chemical owns a plant in Montevideo, with production capacity of 81 thousand tons of specialty chemicals, particularly sulfonate and sulfate surfactants for the home and personal care industries, as well as products for the leather industry. The amount paid at closing was R$ 107,435, subject to the customary final adjustments of working capital and net debt.

The purchase price paid for the shares is being allocated among the identified assets acquired and liabilities assumed, measured at fair value. The fair values of inventories, property, plant and equipment and intangible assets are being determined and were not concluded as of December 31, 2012. The conclusion of the determination of fair values is expected for the first semester of 2013. During the process of identification of assets and liabilities, intangible assets which were not recognized in the acquired entity’s books will also be taken into account. The provisional goodwill is R$ 54,927.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The table below summarizes the assets acquired and liabilities assumed as of the acquisition date:

Current assets		Current liabilities
Cash and cash equivalents	7,147	Loans	32,481
Trade receivables	31,169	Trade payables	32,443
Inventories	35,526	Salaries and related charges	3,431
Recoverable taxes	3,163	Other	1,869

Other	1,906		70,224

	78,911
Non-current assets		Non-current liabilities
Property, plant and equipment	43,614	Loans	7,362

Intangible assets	104
Deferred income and social contribution taxes	7,465
Temporary goodwill	54,927

	106,110	Total liabilities assumed	77,586

Total assets acquired and goodwill	185,021	Consideration transferred	107,435

For details on property, plant and equipment and intangible assets acquired, see Notes 12 and 13, respectively.

The following summary presents the Company’s pro forma information for 2012, as if the acquisition had been completed at the beginning of this year. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results:

2012
Net revenue from sales and services	53,947,270
Operating income	1,708,005
Net income for the year	1,016,615
Earnings per share basic - R$ (see Note 29)	1.8910
Earnings per share diluted - R$ (see Note 29)	1.8833

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

b)	Business combination – acquisition of Temmar – Terminal Marítimo do Maranhão S.A.

On July 31, 2012, the Company, through its subsidiary Terminal Químico de Aratu S.A. (“Tequimar”), concluded the acquisition of Temmar - Terminal Marítimo do Maranhão S.A. (“Temmar”). Temmar is located in the port area of Itaqui, in the state of Maranhão, in the Northeast region of Brazil, with a capacity of 55 thousand cubic meters and used mainly for the handling of fuels and biofuels. Temmar has contracts with clients for the entire capacity of the terminal and a long-term lease contract, which includes a large area for future expansions.

The amount paid in the settlement of acquisition was R$ 68,196. Tequimar will disburse a minimum extra value of R$ 12,000, which may reach approximately R$ 30,000 as a result of possible future expansions in the storage capacity of the terminal, provided that such expansions are implemented within the next 7 years, restated by General Market Price Index (“IGP-M”). The total purchase price of the acquisition, in the amount of R$ 80,196 was allocated among the identified assets acquired and liabilities assumed, measured at fair value. During the process of identification of assets and liabilities, intangible assets and provision for tax, civil and labor risks which were not recognized in the acquired entity’s books were also taken into account. The goodwill is R$ 43,781 and is based on expected future profitability. The additional value for the assets acquired, which was determined by an independent appraiser and amounts R$ 30,857 based on its report, reflects the difference between the fair value and the book value of such assets.

The table below summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date:

Current assets		Current liabilities
Cash and cash equivalents	1,768	Loans	755
Trade receivables	1,099	Trade payables	193
Recoverable taxes	3,738	Salaries and related charges	301
Other	307	Taxes payable	371

	6,912		1,620

Non-current assets		Non-current liabilities
Financial investments	3,426	Loans	45,676
Deferred income and social contribution taxes	11,862	Provision for tax, civil and labor risks	203
Property, plant and equipment	88,361	Related parties	49,982
Intangible assets	21,243	Contingent consideration	12,000

Other	2,092		107,861

Goodwill	43,781

	170,765	Total liabilities assumed	109,481

Total assets acquired and goodwill	177,677	Consideration transferred	68,196

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The amount of R$ 49,982 of “Related parties” refers to the loan of Temmar with Noble Brasil S.A. and was settled at the acquisition date.

For details on property, plant and equipment and intangible assets acquired, see Notes 12 and 13, respectively.

The loan assumed refers to Banco do Nordeste do Brasil with maturities between October, 2013 and September, 2021, and interest of 10.0% p.a. A discount of 15% over the interest rate is granted for timely payments.

The following summary presents the Company’s pro forma information for 2012, as if the acquisition had been completed at the beginning of this year. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results:

2012
Net revenue from sales and services	53,932,190
Operating income	1,712,426
Net income for the year	1,014,026
Earnings per share basic - R$ (see Note 29)	1.8861
Earnings per share diluted - R$ (see Note 29)	1.8785

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

c)	Business combination – acquisition of Repsol Gás Brasil S.A.

On October 20, 2011, the Company, through its subsidiary Cia. Ultragaz, acquired a 100% equity interest in Repsol Gás Brasil S.A. (“Repsol”). The total acquisition amount was R$ 49,822. This acquisition strengthens Ultragaz’s bulk LPG business, providing economies of scale in logistics and management, and a better position for growth in the bulk segment in the Southeast. After the acquisition, its name was changed to Distribuidora de Gás LP Azul S.A.

The purchase price paid for the shares was allocated among the identified assets acquired and liabilities assumed, measured at fair value. During the process of identification of assets and liabilities, intangible assets which were not recognized in the acquired entity’s books were also taken into account. The goodwill is R$ 13,403. The additional value for the assets acquired, which was determined by an independent appraiser and amounts R$ 16,555 based on its report, reflects the difference between the fair value and the book value of such assets. The table below summarizes the fair values of the assets acquired and liabilities assumed as of the acquisition date:

Current assets
Cash and cash equivalents	2,151
Trade receivables	2,875
Inventories	995
Prepaid expenses	1,596
Recoverable taxes	1,092
Other	360

9,069
Non-current assets
Property, plant and equipment	22,026
Intangible assets	11,625
Other	265
Goodwill	13,403

47,319
Total assets acquired and goodwill	56,388

Current liabilities
Trade payables	3,838
Salaries and related charges	1,521
Other	67

5,426
Non-current liabilities
Provision for tax, civil and labor risks	1,140
Total liabilities assumed	6,566
Consideration transferred	49,822

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

For details on property, plant and equipment and intangible assets acquired, see Notes 12 and 13, respectively.

The following summary presents the Company’s pro forma information for 2011, as if the acquisition had been completed at the beginning of that year. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results:

2011
Net revenue from sales and services	48,708,540
Operating income	1,451,106
Net income for the year	854,182
Earnings per share basic - R$ (see Note 29)	1.59
Earnings per share diluted - R$ (see Note 29)	1.58

d)	Business combination – acquisition of Distribuidora Nacional de Petróleo Ltda. (“DNP”)

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The table below summarizes the fair values of the assets acquired and liabilities assumed as of the completion of the acquisition:

Current assets
Cash and cash equivalents	2,322
Trade receivables	15,295
Inventories	18,003
Other	9,672

45,292
Non-current assets
Property, plant and equipment	15,977
Intangible	46,650
Other	217
Goodwill	24,736

87,580
Total assets acquired and goodwill	132,872

Current liabilities
Trade payables	7,784
Tax payable	5,130
Income tax and social contribution payable	1,210
Salaries and related charges	754
Other	6,345

21,223
Non-current liabilities
Provision for tax, civil and labor risks	14,812
Income and social contribution taxes	18,587
Other	4,823

38,222
Total liabilities assumed	59,445
Acquisition amount	73,427

The following summary presents the Company’s pro forma information for 2010, as if the acquisition had been completed at the beginning of that year. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results:

2010
Net revenue from sales and services	42,904,092
Operating income	1,343,418
Net income	777,818
Earnings per share basic - R$ (see Note 29)	1.46
Earnings per share diluted - R$ (see Note 29)	1.45

In February 2011, in order to simplify the corporate structure, the subsidiary DNP was merged into IPP.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

4.	Cash and cash equivalents and financial investments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of first-rate financial institutions linked to the Interbank Certificate of Deposit (“CDI”), in debentures and in short term investments funds, whose portfolio comprised exclusively of Brazilian Federal Government bonds; (ii) outside Brazil, in certificates of deposit of first-rate financial institutions and in short-term investment funds with a portfolio composed exclusively of bonds issued by the U.S. Government; and (iii) in currency and interest rate hedging instruments.

The financial assets of the Company and its subsidiaries were classified in Note 22, according to their characteristics and intention of the Company and its subsidiaries.

•	Cash and cash equivalents

Cash and cash equivalents are considered: (i) cash and bank deposits, and (ii) highly-liquid short-term investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value.

	2012	2011
Cash and bank deposits
In local currency	36,088	78,077
In foreign currency	43,866	29,523
Financial investments
In local currency
Fixed-income securities and funds	1,940,852	1,668,178
In foreign currency
Fixed-income securities and funds	29,245	15,176

Total cash and cash equivalents	2,050,051	1,790,954

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

•	Financial investments

The financial investments of the Company and its subsidiaries are distributed as follows:

	2012	2011
Financial investments
In local currency
Fixed-income securities and funds	641,974	638,879
In foreign currency
Fixed-income securities and funds	290,636	259,091
Currency and interest rate hedging instruments (a)	179,056	93,403

Total financial investments	1,111,666	991,373

Current	962,136	916,936

Non-current	149,530	74,437

(a)	Accumulated gains, net of income tax (see Note 22).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

5.	Trade receivables

	2012	2011
Domestic customers	2,131,093	1,885,901
Reseller financing – Ipiranga	276,937	239,588
Foreign customers	164,943	135,098
(-) Allowance for doubtful accounts	(128,816)	(116,454)

Total	2,444,157	2,144,133

Current	2,306,798	2,026,417

Non-current	137,359	117,716

Reseller financing is provided for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market.

The breakdown of trade receivables, gross, is as follows:

	Total	Current	Past due less than 30 days	Past due 31-60 days	Past due 61-90 days	Past due 91-180 days	Past due more than 180 days
2012	2,572,973	2,270,909	81,666	18,463	8,932	25,885	167,118
2011	2,260,587	1,994,399	80,635	18,088	5,788	14,944	146,733

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Movements in the allowance for doubtful accounts are as follows:

Balance at December 31, 2009	114,460
Opening balance of DNP acquisition	1,720
Additions	17,825
Write-offs	(14,073)

Balance at December 31, 2010	119,932
Repsol acquisition	520
Additions	19,766
Write-offs	(23,764)

Balance at December 31, 2011	116,454
Additions	20,616
Write-offs	(8,254)

Balance at December 31, 2012	128,816

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

6.	Inventories

	2012			2011
	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance
Finished goods	262,667	(6,314)	256,353	272,377	(14,605)	257,772
Work in process	3,619	—	3,619	2,841	—	2,841
Raw materials	208,446	(297)	208,149	197,982	(114)	197,868
Liquefied petroleum gas (LPG)	36,820	—	36,820	41,147	—	41,147
Fuels, lubricants and greases	630,439	(635)	629,804	633,035	(710)	632,325
Consumable materials and bottles for resale	65,049	(1,197)	63,852	58,126	(1,696)	56,430
Advances to suppliers	74,378	—	74,378	89,103	—	89,103
Properties for resale	26,832	—	26,832	32,646	—	32,646

	1,308,250	(8,443)	1,299,807	1,327,257	(17,125)	1,310,132

Movements in the provision for losses are as follows:

Balance in 2009	22,050
Recoveries of realizable value adjustment	(10,674)
Recoveries of obsolescence and other losses	2,648

Balance in 2010	14,024
Additions of realizable value adjustment	3,989
Recoveries of obsolescence and other losses	(888)

Balance in 2011	17,125
Recoveries of realizable value adjustment	(8,141)
Recoveries of obsolescence and other losses	(541)

Balance in 2012	8,443

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The breakdown of provisions for losses related to inventories is shown in the table below:

	2012	2011
Realizable value adjustment	5,410	13,551
Obsolescence and other losses	3,033	3,574

Total	8,443	17,125

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

7.	Recoverable taxes

Recoverable taxes are substantially represented by credits of ICMS, Taxes for Social Security Financing (COFINS), Employee’s Profit Participation Program (PIS), IRPJ and CSLL.

	2012	2011
IRPJ and CSLL	191,220	177,244
ICMS	198,589	178,202
Provision for ICMS losses (*)	(61,717)	(41,146)
Adjustment to present value of ICMS on property, plant and equipment - CIAP (see Note 2.u)	(747)	(3,007)
PIS and COFINS	159,819	211,332
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno Andina and American Chemical	32,626	19,513
Excise tax - IPI	4,117	3,552
Other	8,364	6,216

Total	532,271	551,906

Current	483,201	470,511

Non-current	49,070	81,395

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

(*)	The provision for ICMS losses relates to tax credits that the subsidiaries believe to be unable to offset in the future and its movements are as follows:

Balance in 2009	70,986
Reversals	(5,741)
Write-offs	(9,115)

Balance in 2010	56,130
Reversals	(7,114)
Write-offs	(7,870)

Balance in 2011	41,146
Additions	23,473
Write-offs	(2,902)

Balance in 2012	61,717

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

8.	Related parties

a.	Related parties

	Loans		Commercial transactions
	Assets	Liabilities	Receivables 1	Payables 1
Braskem S.A.(*)	—	—	—	18,200
Copagaz Distribuidora de Gas Ltda.	—	—	571	—
Liquigás Distribuidora S.A.	—	—	559	—
Oxicap Indústria de Gases Ltda.	10,368	—	—	926
Petróleo Brasileiro S.A. – Petrobras(*)	—	—	—	573,485
Química da Bahia Indústria e Comércio S.A.	—	3,046	—	—
Braskem Qpar S.A.(*)	—	—	—	2,427
Refinaria de Petróleo Riograndense S.A.(**)	—	—	—	275
Other	490	826	295	—

Total in 2012	10,858	3,872	1,425	595,313

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

	Loans		Commercial transactions
	Assets	Liabilities	Receivables 1	Payables 1
Braskem S.A.(*)	—	—	—	9,105
Copagaz Distribuidora de Gas Ltda.	—	—	450	—
Liquigás Distribuidora S.A.	—	—	159	—
Oxicap Indústria de Gases Ltda.	9,654	—	—	965
Petróleo Brasileiro S.A. – Petrobras(*)	—	—	—	394,908
Química da Bahia Indústria e Comércio S.A.	—	3,145	—	—
Quattor Participações S.A., current Braskem Qpar S.A.(*)	—	—	—	4,803
Refinaria de Petróleo Riograndense S.A.(**)	—	—	—	204
Other	490	826	328	—

Total in 2011	10,144	3,971	937	409,985

1	Included in “trade receivables” and “trade payables”, respectively.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

	Commercial transactions
	Sales	Purchases
Braskem S.A.(*)	27,217	765,749
Copagaz Distribuidora de Gas Ltda.	4,528	—
Liquigás Distribuidora S.A.	5,781	—
Oxicap Indústria de Gases Ltda.	6	12,844
Petróleo Brasileiro S.A. – Petrobras(*)	20,574	33,279,273
Braskem Qpar S.A.(*)	5,200	231,540
Refinaria de Petróleo Riograndense S.A.(**)	—	17,246
Others	2,975	—

Total in 2012	66,281	34,306,652

	Commercial transactions
	Sales	Purchases
Braskem S.A.(*)	23,401	689,463
Copagaz Distribuidora de Gas Ltda.	4,940	—
Liquigás Distribuidora S.A.	6,021	—
Oxicap Indústria de Gases Ltda.	6	11,221
Petróleo Brasileiro S.A. – Petrobras(*)	24,760	28,822,978
Quattor Participações S.A., current Braskem Qpar S.A.(*)	—	175,069
Refinaria de Petróleo Riograndense S.A.(**)	—	122,304
Others	3,476	—

Total in 2011	62,604	29,821,035

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

	Commercial transactions
	Sales	Purchases
Braskem S.A.(*)	16,269	606,813
Copagaz Distribuidora de Gas Ltda.	3,882	—
Liquigás Distribuidora S.A.	5,343	—
Oxicap Indústria de Gases Ltda.	6	13,698
Petróleo Brasileiro S.A. – Petrobras(*)	140,359	24,938,419
Quattor Química S.A., current Braskem Qpar S.A.(*)	17,165	158,729
Refinaria de Petróleo Riograndense S.A.(**)	—	638,530
Others	3,612	—

Total in 2010	186,636	26,356,189

(*)	See Note 15 for further information on the relationship of these suppliers with the Company and its subsidiaries.
(**)	Relates to the non-eliminated portion of the transactions between RPR and Ipiranga Produtos de Petróleo S.A. (“IPP”), since RPR is proportionally consolidated and IPP is fully consolidated.

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation and storage services based on an arm’s-length market prices and terms with customers and suppliers with comparable operational performance. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company’s management, transactions with related parties are not subject to credit risk, which is why no allowance for doubtful accounts or collaterals are provided. Collaterals provided by the Company in loans of subsidiaries and affiliates are mentioned in Note 14.j). Intercompany loans are contracted in light of temporary cash surpluses or deficits of the Company, its subsidiaries and its associates.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

b.	Key executives - Compensation

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintenance of a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance and other similar benefits; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. Further details about the Deferred Stock Plan are contained in Note 8.c) and about post employment benefits in Note 24.b). In addition, in 2011 the Company had a long-term variable compensation plan with the purpose of aligning the long-term interests of executive officers and shareholders, as well as the retention of these executives, which provided the payment in 2012 to Ultrapar’executive officers relating to the Company’s shares’ performance between 2006 and 2011, reflecting the goal of at least doubling the value of the Company’s share within 5 years.

In 2012, the Company and its subsidiaries recognized expenses for compensation of its key executives (Company’s directors and executive officers) in the amount of R$ 31,639 (R$ 26,030 in 2011 and R$ 28,101 in 2010). Out of this total, R$ 25,793 relates to short-term compensation (R$ 20,852 in 2011 and R$ 20,859 in 2010), R$ 3,337 to stock compensation (R$ 3,232 in 2011 and R$ 2,438 in 2010) and R$ 2,509 (R$ 1,946 in 2011 and R$ 4,804 in 2010) to post-employment benefits. In addition to the above amounts, the Company accrued, in 2011, R$ 24,945 (R$ 26,500 in 2010) related to the variable long-term remuneration plan.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

c.	Deferred Stock Plan

On April 27, 2001, the General Shareholders’ Meeting approved a benefit plan to members of management and employees in executive positions in the Company and its subsidiaries. On November 26, 2003, the Extraordinary General Shareholders’ Meeting approved certain amendments to the original plan of 2001 (the “Deferred Stock Plan”). In the Deferred Stock Plan, certain members of management of the Company and its subsidiaries have the voting and economic rights of shares and the ownership of these shares is retained by the subsidiaries of the Company. The Deferred Stock Plan provides for the transfer of the ownership of the shares to those eligible members of management after five to ten years from the initial concession of the rights subject to uninterrupted employment of the participant during the period. The total number of shares to be used for the Deferred Stock Plan is subject to the availability in treasury of such shares. It is incumbent on Ultrapar’s executive officers to select the members of management eligible for the plan and propose the number of shares in each case for approval by the Board of Directors. At December 31, 2012, the amount granted to the company’s executives, including tax charges, amounted R$ 63,643 (R$ 44,436 until December 31, 2011). This amount is amortized over the vesting period of Deferred Stock Plan. The amortization in 2012 in the amount of R$ 6,426 (R$ 6,083 in 2011 and R$ 4,647 in 2010) was recognized as a general and administrative expense. The fair value of the awards were determined on the grant date based on the market value of the shares on the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the Brazilian Securities, Commodities and Futures Exchange.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The table below summarizes shares provided to the Company and its subsidiaries’ management:

Grant date	Number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total compensation costs, including taxes	Accumulated recognized compensation costs	Accumulated unrecognized compensation costs
November 7, 2012	350,000	5 to 7 years	42.90	20,710	(586)	20,124
December 14, 2011	120,000	5 to 7 years	31.85	5,272	(971)	4,301
November 10, 2010	260,000	5 to 7 years	26.78	9,602	(3,533)	6,069
December 16, 2009	250,000	5 to 7 years	20.75	7,155	(3,747)	3,408
October 8, 2008	576,000	5 to 7 years	9.99	8,090	(5,882)	2,208
December 12, 2007	106,640	5 to 7 years	16.17	3,570	(3,062)	508
November 9, 2006	207,200	10 years	11.62	3,322	(2,049)	1,273
December 14, 2005	93,600	10 years	8.21	1,060	(751)	309
October 4, 2004	167,900	10 years	10.20	2,361	(1,948)	413
December 18, 2003	239,200	10 years	7.58	2,501	(2,272)	229

	2,370,540			63,643	(24,801)	38,842

The table below shows the movement in the number of shares vested and transferred to members of the Company and its subsidiaries’ management:

Grant date	Number of shares in 2011	Shares vested and transferred	Number of shares in 2012
December 12, 2007	160,000	(53,360)	106,640

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

9.	Income and social contribution taxes

a.	Deferred income and social contribution taxes

The Company and its subsidiaries recognize tax credits and debits, which are not subject to statute of limitations, resulting from tax loss carryforwards, temporary differences, negative tax bases and revaluation of property, plant and equipment, among others. Credits are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	2012	2011
Assets - Deferred income and social contribution taxes on:
Provision for impairment of assets	27,503	22,645
Provisions for tax, civil and labor risks	110,563	105,160
Provision for post-employment benefit (see Note 24.b)	38,475	31,594
Provision for differences between cash and accrual basis	21,710	2,500
Goodwill (see Note 13)	134,598	220,668
Provision for assets retirement obligation	13,855	13,067
Other provisions	61,120	61,494
Tax losses and negative basis for social contribution carryforwards (d)	57,366	53,007

Total	465,190	510,135

Liabilities - Deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	3,259	3,379
Lease	6,255	6,644
Provision for differences between cash and accrual basis	65,299	22,071
Provision for goodwill/negative goodwill	950	810
Temporary differences of foreign subsidiaries	3,489	871
Other provisions	5,672	4,205

Total	84,924	37,980

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The estimated recovery of deferred tax assets relating to IRPJ and CSLL is stated as follows:

Up to 1 year	190,604
From 1 to 2 years	85,841
From 2 to 3 years	46,536
From 3 to 5 years	48,222
From 5 to 7 years	62,382
From 7 to 10 years	31,605

465,190

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

b.	Reconciliation of income and social contribution taxes

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	2012	2011	2010
Income before taxes and share of profit of associates	1,446,430	1,155,495	1,060,396
Statutory tax rates - %	34	34	34

Income and social contribution taxes at the statutory tax rates	(491,786)	(392,868)	(360,535)

Adjustments to the statutory income and social contribution taxes:
Operating provisions and nondeductible expenses/nontaxable revenues	(343)	38,516	11,182
Adjustment to estimated income	25,919	26,083	25,376
Other adjustments	(5,988)	(823)	(1,965)

Income and social contribution taxes before tax incentives	(472,198)	(329,092)	(325,942)

Tax incentives - SUDENE	43,442	28,192	30,728

Income and social contribution taxes in the income statement	(428,756)	(300,900)	(295,214)

Current	(364,952)	(243,241)	(191,218)
Deferred	(107,246)	(85,851)	(134,724)
Tax incentives - SUDENE	43,442	28,192	30,728

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

c.	Tax incentives - SUDENE

The following subsidiaries are entitled to federal tax benefits providing for IRPJ reduction under the program for development of northeastern Brazil operated by the Superintendency for the Development of the Northeast (“SUDENE”):

Subsidiary	Units	Incentive - %	Expiration
Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2016
Bahiana Distribuidora de Gás Ltda.	Caucaia base (*)	75	2012
	Mataripe base	75	2013
	Aracaju base	75	2017
	Suape base	75	2018
Terminal Químico de Aratu S.A. – Tequimar	Aratu terminal (*)	75	2012
	Suape terminal	75	2020
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (**)	Camaçari plant	75	2022

(*)	In the first quarter of 2013 the subsidiaries will request the extension of the recognition of tax incentive for another 10 years, due the production increase and modernization verified in the Caucaia base and Aratu terminal, respectively.
(**)	In November 2012 the Federal Revenue Service (SRF) acknowledged the income tax reduction for this plant, valid from January 2012.

d.	Income and social contribution taxes carryforwards

The Company and certain subsidiaries have loss carryforwards (income tax) amounting to R$ 172,754 (R$ 158,437 in 2011) and negative basis of CSLL of R$ 157,532 (R$ 148,861 in 2011), whose compensations are limited to 30% of taxable income, which do not expire. Based on these values the Company and its subsidiaries recognized deferred income and social contribution tax assets in the amount of R$ 57,366 (R$ 53,007 in 2011).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

10.	Prepaid expenses

	2012	2011
Rents	60,931	49,937
Deferred Stock Plan, net (see Note 8.c)	31,438	21,066
Software maintenance	11,187	16,233
Insurance premiums	15,716	10,149
Advertising and publicity	6,218	3,589
Purchases of meal and transportation tickets	4,545	4,670
Taxes and other prepaid expenses	4,857	3,775

	134,892	109,419

Current	54,036	40,221

Non-current	80,856	69,198

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

11.	Investments in associates

	Movements in investments
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Total
Balance in 2009	6,623	2,090	3,748	12,461
Equity in income of affiliates	45	(15)	(26)	4

Balance in 2010	6,668	2,075	3,722	12,465
Dividends received	(31)	—	—	(31)
Share of profit (loss) of associates	191	30	(29)	192

Balance in 2011	6,828	2,105	3,693	12,626
Dividends received	(146)	—	—	(146)
Share of profit (loss) of associates	332	(85)	(57)	190

Balance in 2012	7,014	2,020	3,636	12,670

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A., which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders in the Mauá petrochemical complex.

Subsidiary Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”) holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in manufacturing, marketing and processing of chemicals. The operations of this associate are currently suspended.

Subsidiary Cia. Ultragaz holds an interest in Metalúrgica Plus S.A. which is primarily engaged in the manufacture and marketing of LPG containers. The operations of this associate is currently suspended.

Subsidiary IPP holds an interest in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of this associate is currently suspended.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The investment of subsidiary Oxiteno S.A. in the associate Oxicap is accounted for under the equity method of accounting based on its information as of November 30, 2012, while the other associates are valued based on the financial statements as of December 31, 2012.

	2012
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	8,074	15,300	207	364	30
Non-current assets	20,881	88,938	9,745	678	3,150
Current liabilities	565	7,712	—	15	92
Non-current liabilities	332	88,446	2,682	1,708	3,972
Shareholders’ equity	28,058	8,080	7,270	(681)	(884)
Net revenue from sales and services	5,150	32,301	—	—	—
Costs, operating expenses and income	(3,932)	(32,384)	(78)	(141)	356
Net financial income and income and social contribution taxes	110	(256)	(36)	8	(33)
Net income (loss) for the year	1,328	(339)	(114)	(133)	323
Number of shares or units held	20,124,996	156	1,493,120	3,000	1,384,308
% of capital held	25	25	50	33	33

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

	2011
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	6,282	11,049	774	332	25
Non-current assets	22,032	93,310	8,836	842	3,132
Current liabilities	668	6,638	—	13	61
Non-current liabilities	332	89,301	2,226	1,708	4,304
Shareholders’equity	27,314	8,420	7,384	(547)	(1,208)
Net revenue from sales and services	3,879	27,557	—	—	—
Costs, operating expenses and income	(3,620)	(27,342)	(96)	(133)	(225)
Net financial income and income and social contribution taxes	357	(93)	38	42	(5)
Net income (loss) for the year	616	122	(58)	(91)	(230)
Number of shares or units held	20,124,996	156	1,493,120	3,000	1,384,308
% of capital held	25	25	50	33	33

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

12.	Property, plant and equipment

Balances and changes in property, plant and equipment are as follows:

	Weighted average useful life (years)	Balance in 2011	Additions	Depreciation	Transfer	Write- offs	Temmar acquisiton	American Chemical acquisiton	Effect of foreign currency exchange rate variation	Balance in 2012
Cost:
Land	—	356,012	39,621	—	20,411	(11,384)	—	171	938	405,769
Buildings	28	1,098,278	9,724	—	56,876	(24,120)	—	10,599	5,969	1,157,326
Leasehold improvements	13	405,054	6,649	—	68,202	(1,256)	31,749	29	(1)	510,426
Machinery and equipment	13	3,178,694	79,205	—	136,834	(10,740)	60,257	34,851	47,320	3,526,421
Automotive fuel/lubricant distribution equipment and facilities	14	1,639,532	130,303	—	67,223	(20,267)	—	—	—	1,816,791
LPG tanks and bottles	12	415,905	65,843	—	31	(40,773)	—	—	—	441,006
Vehicles	9	192,163	15,044	—	10,031	(19,079)	77	292	383	198,911
Furniture and utensils	8	110,806	4,716	—	473	(149)	238	1,164	1,704	118,952
Construction in progress	—	232,054	397,777	—	(348,598)	(887)	—	14,769	3,298	298,413
Advances to suppliers	—	11,482	15,102	—	(13,701)	(2)	—	—	—	12,881
Imports in progress	—	166	84	—	(105)	—	—	40	(11)	174
IT equipment	5	187,070	10,085	—	3,395	(2,820)	306	195	237	198,468

		7,827,216	774,153	—	1,072	(131,477)	92,627	62,110	59,837	8,685,538

Accumulated depreciation:
Buildings		(465,608)	—	(35,872)	(1,123)	11,220	—	(2,563)	(4,870)	(498,816)
Leasehold improvements		(212,492)	—	(27,392)	(66)	1,045	(1,051)	(28)	—	(239,984)
Machinery and equipment		(1,443,487)	—	(207,474)	(1,347)	6,292	(3,060)	(15,286)	(45,830)	(1,710,192)
Automotive fuel/lubricant distribution equipment and facilities		(892,860)	—	(95,113)	137	15,822	—	—	—	(972,014)
LPG tanks and bottles		(205,213)	—	(25,990)	(29)	14,525	—	—	—	(216,707)
Vehicles		(96,127)	—	(7,992)	366	14,838	(29)	(93)	(292)	(89,329)
Furniture and utensils		(74,338)	—	(8,492)	372	124	(29)	(426)	(1,572)	(84,361)
IT equipment		(156,488)	—	(12,212)	(38)	2,167	(97)	(100)	(135)	(166,903)

		(3,546,613)	—	(420,537)	(1,728)	66,033	(4,266)	(18,496)	(52,699)	(3,978,306)

Provision for loss:
Land		(197)	—	—	—	—	—	—	—	(197)
Machinery and equipment		(1,475)	(4,195)	—	—	54	—	—	—	(5,616)
IT equipment		—	(3)	—	—	—	—	—	—	(3)
Furniture and utensils		—	(10)	—	—	—	—	—	—	(10)

		(1,672)	(4,208)	—	—	54	—	—	—	(5,826)

Net amount		4,278,931	769,945	(420,537)	(656)	(65,390)	88,361	43,614	7,138	4,701,406

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance in 2010	Additions	Repsol acquisition	DNP acquisition adjustment	Depreciation	Transfer	Write- offs	Effect of foreign currency exchange rate variation	Balance in 2011
Cost:
Land	—	375,669	6,750	—	—	—	6,419	(33,428)	602	356,012
Buildings	27	1,046,128	12,797	—	1,055	—	76,021	(41,498)	3,775	1,098,278
Leasehold improvements	13	372,760	12,164	338	—	—	25,916	(6,128)	4	405,054
Machinery and equipment	12	2,601,836	93,094	13,981	—	—	437,980	(2,139)	33,942	3,178,694
Automotive fuel/lubricant distribution equipment and facilities	14	1,465,777	124,744	—	614	—	77,390	(28,993)	—	1,639,532
LPG tanks and bottles	13	362,882	67,509	15,976	—	—	4	(30,466)	—	415,905
Vehicles	8	173,408	28,992	5,914	167	—	12,390	(28,402)	(306)	192,163
Furniture and utensils	7	105,795	6,156	188	—	—	1,250	(2,821)	238	110,806
Construction in progress	—	422,471	353,111	—	—	—	(536,695)	(7,794)	961	232,054
Advances to suppliers	—	6,525	13,767	—	—	—	(8,206)	(606)	2	11,482
Imports in progress	—	340	455	—	—	—	(629)	—	—	166
IT equipment	5	178,296	10,378	293	—	—	1,385	(3,324)	42	187,070

		7,111,887	729,917	36,690	1,836	—	93,225	(185,599)	39,260	7,827,216

Accumulated depreciation:
Buildings		(436,875)	—	—	—	(37,686)	(10,335)	23,145	(3,857)	(465,608)
Leasehold improvements		(195,091)	—	(175)	—	(22,480)	(99)	5,353	—	(212,492)
Machinery and equipment		(1,130,575)	—	(7,526)	—	(186,323)	(89,045)	1,386	(31,404)	(1,443,487)
Automotive fuel/lubricant distribution equipment and facilities		(834,834)	—	—	—	(81,388)	177	23,183	2	(892,860)
LPG tanks and bottles		(190,255)	—	(3,802)	—	(22,620)	—	11,464	—	(205,213)
Vehicles		(109,346)	—	(2,776)	—	(6,044)	(628)	22,745	(78)	(96,127)
Furniture and utensils		(62,325)	—	(121)	—	(9,202)	(2,931)	1,203	(962)	(74,338)
IT equipment		(146,831)	—	(264)	—	(12,483)	167	2,951	(28)	(156,488)

		(3,106,132)	—	(14,664)	—	(378,226)	(102,694)	91,430	(36,327)	(3,546,613)

Provision for loss:
Land		(197)	—	—	—	—	—	—	—	(197)
Machinery and equipment		(1,854)	—	—	—	—	—	379	—	(1,475)
		(2,051)	—	—	—	—	—	379	—	(1,672)

Net amount		4,003,704	729,917	22,026	1,836	(378,226)	(9,469)	(93,790)	2,933	4,278,931

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

	Weighted average term of depreciation (years)	Balance in 2009	Additions	Opening balance of DNP acquisition	Depreciation	Transfer	Write- offs	Exchange rate	Balance in 2010
Cost:
Land	—	396,324	1,454	1,962	—	1,118	(25,743)	554	375,669
Buildings	26	1,056,099	12,342	3,294	—	17,594	(42,462)	(739)	1,046,128
Leasehold improvements	12	363,849	4,918	9	—	15,660	(11,669)	(7)	372,760
Machinery and equipment	11	2,410,395	148,342	—	—	69,457	(23,301)	(3,057)	2,601,836
Light fuel/lubricant distribution equipment and facilities	14	1,340,917	98,978	8,909	—	33,240	(16,267)	—	1,465,777
LPG tanks and bottles	13	326,671	71,969	—	—	2	(35,760)	—	362,882
Vehicles	6	238,006	15,603	1,481	—	(56,763)	(24,076)	(843)	173,408
Furniture and utensils	7	93,697	10,367	237	—	(611)	(1,252)	3,357	105,795
Construction in progress	—	201,010	281,978	—	—	(59,315)	(584)	(618)	422,471
Advances to suppliers	—	79,569	13,866	—	—	(86,582)	(328)	—	6,525
Imports in progress	—	4,738	5,758	—	—	(10,068)	(88)	—	340
IT equipment	5	175,722	8,665	153	—	258	(6,002)	(500)	178,296

		6,686,997	674,240	16,045	—	(76,010)	(187,532)	(1,853)	7,111,887

Accumulated depreciation:
Buildings		(419,969)	—	(287)	(40,473)	1,089	22,649	116	(436,875)
Leasehold improvements		(168,860)	—	1	(28,044)	934	877	1	(195,091)
Machinery and equipment		(969,360)	—	—	(184,302)	4,552	17,058	1,477	(1,130,575)
Light fuel/lubricant distribution equipment and facilities		(776,969)	—	(996)	(69,211)	—	12,342	—	(834,834)
LPG tanks and bottles		(190,962)	—	—	(18,529)	—	19,236	—	(190,255)
Vehicles		(182,193)	—	(394)	(4,241)	67,603	9,550	329	(109,346)
Furniture and utensils		(53,252)	—	(135)	(10,538)	744	839	17	(62,325)
IT equipment		(139,038)	—	(92)	(13,654)	1,088	4,637	228	(146,831)

		(2,900,603)	—	(1,903)	(368,992)	76,010	87,188	2,168	(3,106,132)

Provision for loss:
Land		(197)	—	—	—	—	—	—	(197)
Machinery and equipment		(1,697)	(157)	—	—	—	—	—	(1,854)

		(1,894)	(157)	—	—	—	—	—	(2,051)

Net amount		3,784,500	674,083	14,142	(368,992)	—	(100,344)	315	4,003,704

Construction in progress relates substantially to expansions and renovations in industrial facilities and terminals and construction and upgrade of service stations and fuel distribution bases.

Advances to suppliers of property, plant and equipment relate basically to manufacturing of equipment for expansion of plants, terminals and bases, modernization of service stations and acquisition of real estate.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

13.	Intangible assets

Balances and changes in intangible assets are as follows:

	Goodwill	Software	Technology	Commercial property rights	Distribution rights	Others	Total
Balance in 2009	674,500	70,033	16,413	13,015	427,832	1,900	1,203,693
Opening balance of DNP acquisition	46,541	—	—	—	41,740	—	88,281
Additions	—	26,891	—	—	208,211	2,605	237,707
Write-offs	(6,650)	(4,339)	—	—	—	(924)	(11,913)
Amortization	—	(24,390)	(4,402)	(549)	(142,702)	(88)	(172,131)
Provision for loss	—	—	—	—	—	(5)	(5)
Exchange rate	—	(8)	—	—	—	(13)	(21)

Balance in 2010	714,391	68,187	12,011	12,466	535,081	3,475	1,345,611
DNP acquisition adjustment	(21,805)	—	—	—	4,865	—	(16,940)
Repsol acquisition	13,403	—	—	—	11,625	—	25,028
Additions	—	42,759	—	—	349,460	—	392,219
Write-offs	—	(4)	—	—	(577)	(295)	(876)
Transferences	—	463	8,562	—	—	444	9,469
Amortization	—	(26,643)	(4,973)	(549)	(183,386)	(34)	(215,585)
Effect of foreign currency exchange rate variation	—	28	—	—	—	223	251

Balance in 2011	705,989	84,790	15,600	11,917	717,068	3,813	1,539,177
Additions	—	38,676	—	—	533,185	26,230 (*)	598,091
Write-offs	—	—	—	—	—	(2)	(2)
Transfer	—	245	—	—	(1,443)	(19)	(1,217)
Amortization	—	(30,359)	(6,060)	(549)	(251,099)	(80)	(288,147)
Provision for loss	—	(4)	—	—	—	—	(4)
Effect of foreign currency exchange rate variation	—	1,221	—	—	—	(559)	662
American Chemical acquisition	54,927	104	—	—	—	—	55,031
Temmar acquisition	43,781	—	—	—	21,243	—	65,024

Balance in 2012	804,697	94,673	9,540	11,368	1,018,954	29,383	1,968,615

Weighted average useful life (years)	—	5	5	30	5	7

(*) In 2012, Ipiranga acquired the ‘am/pm’ brand in Brazil for R$ 26,132. am/pm is the largest convenience stores chain in Brazil. am/pm is an important part of Ipiranga´s differentiation model in services and convenience.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Goodwill from acquisition of companies was amortized until December 31, 2008, when its amortization ceased. The net remaining balance is tested annually for impairment analysis purposes.

The Company has the following balances of goodwill:

	2012	2011
Goodwill on the acquisition of:
Ipiranga	276,724	276,724
União Terminais	211,089	211,089
Texaco	177,759	177,759
American Chemical	54,927	—
Temmar	43,781	—
DNP	24,736	24,736
Repsol	13,403	13,403
Other	2,278	2,278

	804,697	705,989

The Company tested the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital and discount rates. The assumptions about growth projections and future cash flows are based on the Company’s business plan, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related.

The evaluation of the value in use is calculated for a period of five years, after which we calculate the perpetuity, considering the possibility of carrying the business on indefinitely.

On December 31, 2012, the discount and growth rates used to extrapolate the projections ranged from 10.4% to 29.6% and 0% to 3.5% p.a., respectively, depending on the CGU analyzed.

The Company’s goodwill impairment tests did not result in the recognition of losses for the year ended December 31, 2012, 2011 and 2010.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information and other systems.

The subsidiaries Oxiteno S.A., Oxiteno Nordeste and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”) recognize as technology certain rights of use held by them. Such licenses include the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which are products that are supplied to various industries.

Commercial property rights include those described below:

•

On July 11, 2002, subsidiary Tequimar executed an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows it to explore the area in which the Aratu Terminal is located for 20 years, renewable for a similar period. The price paid by Tequimar was R$ 12,000, which is being amortized over the period from August 2002 to July 2042.

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

Distribution rights refer mainly to bonus disbursements as provided in Ipiranga’s agreements with resellers and large customers. Bonus disbursements are recognized when paid and recognized as an expense in the income statement over the term of the agreement (typically 5 years) which is reviewed as per the changes occurred in the agreements.

The amortization expenses were recognized in the financial statements as shown below:

	2012	2011	2010
Inventories and cost of products and services sold	13,719	11,872	10,355
Selling and marketing	246,828	180,354	141,606
General and administrative	27,600	23,359	20,170

	288,147	215,585	172,131

Research and development expenses are recognized in the income statements and amounted to R$ 23,683 in 2012 (R$ 21,745 in 2011 and R$ 18,763 in 2010).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

14.	Loans, debentures and finance leases

a.	Composition

Description	2012	2011	Index/Currency	Weighted average financial charges 12/31/2012- % p.a.	Maturity
Foreign currency – denominated loans:
Notes in the foreign market (b)	508,883	466,197	US$	+7.2	2015
Foreign loan (c)	281,702	111,868	US$ + LIBOR (i)	+0.9	2014 to 2015
Advances on foreign exchange contracts	114,760	125,813	US$	+2.0	< 350 days
Financial institutions (e)	84,007	—	US$	+2.5	2013 to 2017
BNDES (d)	59,291	72,869	US$	+5.5	2013 to 2020
Foreign currency advances delivered	52,744	45,692	US$	+1.6	< 87 days
Financial institutions (e)	40,641	—	US$ + LIBOR (i)	+2.0	2017
Financial institutions (e)	30,194	21,784	Bs (ii)	+11.3	2013 to 2015
Financial institutions (e)	25,259	28,454	MX$ + TIIE (iii)	+1.4	2014 to 2016
BNDES (d)	316	—	UMBNDES (iv)	+6.9	2016
FINIMP	—	878	US$	—	—

Subtotal	1,197,797	873,555

Brazilian Reais – denominated loans:
Banco do Brasil – fixed rate (f)	1,948,096	2,208,109	R$	+11.9	2013 to 2015
Debentures - 4th issuance (g)	845,891	—	CDI	108.2	2015
BNDES (d)	678,965	890,865	TJLP (v)	+2.5	2013 to 2020
Banco do Brasil – floating rate (f)	668,900	213,055	CDI	101.4	2014
Debentures - 1st public issuance IPP (g)	602,328	—	CDI	107.9	2017
Banco do Nordeste do Brasil	118,754	86,108	R$	+8.5 (vii)	2018 to 2021
BNDES (d)	49,561	57,626	R$	+5.8	2015 to 2021
Finance leases (h)	42,419	42,356	IGP-M (vi)	+5.6	2031
FINEP	30,789	10,904	R$	+4.0	2019 to 2021
FINEP	23,488	45,647	TJLP (v)	+0.2	2013 to 2014
Debentures – RPR (g)	21,015	19,102	CDI	118.0	2014
FINAME	510	2,106	TJLP (v)	+2.8	2013
Fixed finance leases (h)	494	1,297	R$	+14.4	2013 to 2014
Debentures – 3rd issuance (g)	—	1,002,451	CDI	—	—
Loan – MaxFácil	—	86,364	CDI	—	—

Subtotal	5,031,210	4,665,990

Currency and interest rate hedging instruments	9,699	22,089

Total	6,238,706	5,561,634

Current	1,641,100	2,304,999

Non-current	4,597,606	3,256,635

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

(i)	LIBOR = London Interbank Offered Rate.
(ii)	Bs = Venezuelan Bolivar Forte.
(iii)	MX$ = Mexican Peso; TIIE = the Mexican interbank balance interest rate.
(iv)	UMBNDES = monetary unit of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”) is a “basket of currencies” representing the composition of foreign currency debt obligations of BNDES. As of December 2012, 97% of this composition reflected the U.S. dollar.
(v)	TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of BNDES. On December 31, 2012, TJLP was fixed at 5.5% p.a.
(vi)	IGP-M = General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation.
(vii)	Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to foster the development of the industrial sector, administered by Banco do Nordeste do Brasil. On December 31, 2012, the FNE interest rate was 10% p.a. FNE grants a discount of 15% over the interest rate for timely payments.

The long-term debt had the following maturity schedule:

	2012	2011
From 1 to 2 years	1,449,202	1,214,029
From 2 to 3 years	2,105,543	879,137
From 3 to 4 years	167,013	976,172
From 4 to 5 years	762,608	93,970
More than 5 years	113,240	93,327

	4,597,606	3,256,635

As provided in IAS 39, the transaction costs and issuance premiums associated with debt issuance by the Company and its subsidiaries were added to their financial liabilities, as shown in Note 14.i).

The Company’s management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 22).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

b.	Notes in the foreign market

In December 2005, the subsidiary LPG International Inc. (“LPG Inc.”) issued US$ 250 million in notes in the foreign market, maturing in December 2015, with interest rate of 7.2% p.a., paid semiannually. The issuance price was 98.7% of the note’s face value, which represented a total yield for investors of 7.4% p.a. upon issuance. The notes were guaranteed by the Company and Oxiteno S.A.

As a result of the issuance of these notes, the Company and its subsidiaries are required to undertake certain obligations, including:

•

Limitation on transactions with shareholders that hold 5% or more of any class of stock of the Company, except upon fair and reasonable terms no less favorable than could be obtained in a comparable arm’s-length transaction with a third party.

•

Required board approval for transactions with shareholders that hold 5% or more of any class of stock of the Company, or with their subsidiaries, in an amount higher than US$ 15 million (except transactions of the Company with its subsidiaries and between its subsidiaries).

•	Restriction on sale of all or substantially all assets of the Company and subsidiaries LPG and Oxiteno S.A.

•	Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the value of the consolidated tangible assets.

The Company and its subsidiaries are in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this kind and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

c.	Foreign loan

•

In November 2012 the subsidiary IPP contracted a foreign loan in the amount of US$ 80 million, with maturity in November 2015 and interest of LIBOR + 0.8% p.a., paid quarterly. IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loan charge to 104.1% of CDI (see Note 22). The foreign loan is secured by the Company.

•

The subsidiary Oxiteno Overseas Corp. has a foreign loan in the amount of US$ 60 million with maturity in June 2014 and interest of LIBOR + 1.0% p.a., paid semiannually. The Company, through its subsidiary Cia. Ultragaz, contracted hedging instruments with floating interest rate in dollar and exchange rate variation, changing the foreign loan charge to 86.9% of CDI (see Note 22). The foreign loan is guaranteed by the Company and its subsidiary Oxiteno S.A.

As a result of these foreign loans, some obligations mentioned in Note 14.b) must also be maintained by the Company and its subsidiaries. Additionally, during these contracts, the Company shall maintain the following financial ratios, calculated based on its audited consolidated financial statements:

•

Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial ratio determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The Company is in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transactions and have not limited their ability to conduct their business to date.

d.	BNDES

The Company and its subsidiaries have financing from BNDES for some of their investments and for working capital.

During the term of these agreements, the Company must maintain the following capitalization and current liquidity levels, as determined in the annual consolidated audited balance sheet:

•	capitalization level: shareholders’ equity / total assets equal to or above 0.3; and

•	current liquidity level: current assets / current liabilities equal to or above 1.3.

The Company is in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transactions and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

e.	Financial institutions

The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno Andina, Oxiteno USA LLC and American Chemical have loans to finance investments and working capital.

f.	Banco do Brasil

The subsidiary IPP has fixed and floating interest rate loans with Banco do Brasil to finance the marketing, processing or manufacturing of agricultural goods (ethanol). IPP contracted interest hedging instruments, thus converting the fixed rates for these loans into an average 98.8% of CDI (see Note 22). IPP designates these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both stated at fair value from inception. Changes in fair value are recognized in profit or loss.

These loans mature between 2013 and 2015, as follows:

Maturity	2012
Mar/13	682,324
May/13	406,651
Jan/14	377,293
Mar/14	232,360
Apr/14	59,247
May/14	423,424
May/15	435,697

Total	2,616,996

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

g.	Debentures

•

In December 2012, the subsidiary IPP made its first issuance of public debentures in single series of 60,000 simple, nonconvertible into shares, unsecured, nominative and registered debentures, and its main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	November 16, 2017
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

The proceeds of the issuance were used to manage liquidity of the issuer, in order to strengthen its cash and lengthen its debt profile, providing greater financial flexibility.

•	In March 2012, the Company made its fourth issuance of debentures, in a single series of 800 simple, nonconvertible into shares, unsecured debentures, and its main characteristics are as follows:

Face value unit:	R$ 1,000,000.00
Final maturity:	March 16, 2015
Payment of the face value:	Lump sum at final maturity
Interest:	108.2% of CDI
Payment of interest:	Annually
Reprice:	Not applicable

The proceeds of the issuance were used for the partial redemption, in March 2012, of the Company’s third issuance of debentures.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

•

In December 2009, the Company concluded the review of certain terms and conditions of its third issuance of debentures, in a single series of 1,200 simple, nonconvertible into shares, unsecured debentures, after which the interest of the debentures was reduced to 108.5% of CDI and its maturity date was extended to December 4, 2012. In April 2011 and March 2012, the Company made early partial redemptions of 200 debentures and 800 debentures, respectively. On December 4, 2012, the maturity date of these debentures, the Company settled the remaining 200 debentures. The debentures had annual interest payments and amortization in one single tranche at the maturity date, according to the following characteristics:

Face value unit:	R$ 1,000,000.00
Final maturity:	December 4, 2012
Payment of the face value:	Lump sum at final maturity
Interest:	108.5% of CDI
Payment of interest:	Annually
Reprice:	Not applicable

•	In November 2010, RPR made its first issuance of debentures, in a single series of 50 simple debentures, nonconvertible into shares, with floating guarantees, and the following characteristics:

Face value unit:	R$ 1,000,000.00
Final maturity:	November 30, 2014
Payment of the face value:	Eight equal quarterly installments, starting on March 1, 2013 and ending on November 30, 2014
Interest:	118.0% of CDI
Payment of interest:	Eight equal quarterly installments, starting on March 1, 2013 and ending on November 30, 2014
Reprice:	Not applicable

The proceeds were received in January 2011. The RPR debentures were consolidated proportionally to the Company’s investment in RPR.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

h.	Finance leases

The subsidiary Cia. Ultragaz has a finance lease contract related to LPG bottling facilities, maturing in April 2031.

The subsidiaries Serma – Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos (“Serma”) and Tropical Transportes Ipiranga Ltda. (“Tropical”) have finance lease contracts primarily related to IT equipment and vehicles for fuel transportation. These contracts have terms between 36 and 60 months.

The subsidiaries Serma and Tropical have the option to purchase the assets at a price substantially lower than the fair market price on the date of option, and management intends to exercise such option.

The amounts of equipments and intangible assets, net of depreciation and amortization, and of the liabilities corresponding to such equipments, recognized as of December 31, 2012 and 2011 are shown below:

	2012
	LPG bottling facilities	IT equipment	Vehicles for fuel transportation	Total
Equipment and intangible assets, net of depreciation and amortization	34,649	765	847	36,261
Financing (present value)	42,419	410	84	42,913

Current	1,533	357	84	1,974
Non-current	40,886	53	—	40,939

	2011
	LPG bottling facilities	IT equipment	Vehicles for fuel transportation	Total
Equipment and intangible assets, net of depreciation and amortization	39,645	1,541	865	42,051
Financing (present value)	42,356	952	345	43,653

Current	1,419	542	261	2,222
Non-current	40,937	410	84	41,431

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The future disbursements (installments) assumed under these contracts are presented below:

	2012
	LPG bottling facilities	IT equipment	Vehicles for fuel transportation	Total
Up to 1 year	3,655	385	113	4,153
From 1 to 2 years	3,655	55	—	3,710
From 2 to 3 years	3,655	—	—	3,655
From 3 to 4 years	3,655	—	—	3,655
From 4 to 5 years	3,655	—	—	3,655
More than 5 years	48,730	—	—	48,730

	67,005	440	113	67,558

	2011
	LPG bottling facilities	IT equipment	Vehicles for fuel transportation	Total
Up to 1 year	3,540	622	365	4,527
From 1 to 2 years	3,540	385	113	4,038
From 2 to 3 years	3,540	55	—	3,595
From 3 to 4 years	3,540	—	—	3,540
From 4 to 5 years	3,540	—	—	3,540
More than 5 years	50,740	—	—	50,740

	68,440	1,062	478	69,980

The above amounts include Services Tax (“ISS”) payable on the monthly installments, except for disbursements for the LPG bottling facilities.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

i.	Transaction costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instrument and are recognized as expense according to the effective interest rate method, as follows:

	Effective rate of transaction costs (% p.a.)	Balance in 2011	Incurred cost	Amortization	Balance in 2012
Banco do Brasil (f)	0.6%	21,512	2,926	(11,123)	13,315
Debentures (g)	0.4%	6,023	6,772	(4,679)	8,116
Notes in the foreign market (b)	0.2%	3,697	—	(676)	3,021
Other	0.3%	810	929	(304)	1,435

Total		32,042	10,627	(16,782)	25,887

	Effective rate of transaction costs (% p.a.)	Balance in 2010	Incurred cost	Amortization	Balance in 2011
Banco do Brasil (f)	0.7%	24,545	4,353	(7,386)	21,512
Debentures (g)	0.6%	13,851	—	(7,828)	6,023
Notes in the foreign market (b)	0.2%	4,105	—	(408)	3,697
Other	0.3%	758	508	(456)	810

Total		43,259	4,861	(16,078)	32,042

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

	Effective rate of transaction costs (% p.a.)	Balance in 2009	Incurred cost	Amortization	Balance in 2010
Debentures (g)	0.6%	19,844	—	(5,993)	13,851
Bank Credit Bill	0.8%	8,071	—	(8,071)	—
Notes in the foreign market (b)	0.2%	5,148	—	(1,043)	4,105
Banco do Brasil (f)	0.6%	94	27,974	(3,523)	24,545
Other	0.8%	959	386	(587)	758

Total		34,116	28,360	(19,217)	43,259

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Total
Banco do Brasil (f)	8,915	3,528	872	—	—	13,315
Debentures (g)	3,385	3,766	855	55	55	8,116
Notes in the foreign market (b)	1,007	1,007	1,007	—	—	3,021
Other	540	447	304	78	66	1,435

Total	13,847	8,748	3,038	133	121	25,887

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

j.	Guarantees

The financings are guaranteed by collateral in the amount of R$ 41,863 as of December 31, 2012 (R$ 89,231 as of December 31, 2011) and by guarantees and promissory notes in the amount of R$ 2,423,240 as of December 31, 2012 (R$ 1,841,760 as of December 31, 2011).

In addition, the Company and its subsidiaries offer collateral in the form of letters of credit for commercial and legal proceedings in the amount of R$ 179,387 as of December 31, 2012 (R$ 135,051 as of December 31, 2011).

Some subsidiaries issued collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 12,137 as of December 31, 2012 (R$ 11,843 as of December 31, 2011), with maturities of less than 211 days. As of December 31, 2012, the Company and its subsidiaries did not have losses in connection with these collaterals. The fair value of collaterals recognized in current liabilities as other payables is R$ 298 as of December 31, 2012 (R$ 286 as of December 31, 2011), which is recognized as profit or loss as customers settle their obligations with the financial institutions.

Some financing agreements of the Company and its subsidiaries have cross default clauses that require them to pay the debt assumed in case of default of other debts equal to or greater than US$ 15 million. As of December 31, 2012, there was no event of default of the debts of the Company and its subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

15. Trade payables

	2012	2011
Domestic suppliers	1,256,980	1,024,697
Foreign suppliers	55,288	50,406

	1,312,268	1,075,103

The Company and its subsidiaries acquire oil based fuels and LPG from Petrobras and ethylene from Braskem and Braskem Qpar S.A. (see Note 8.a). These suppliers control almost all the markets for these products in Brazil. The Company and its subsidiaries depend on the ability of those suppliers to deliver products in a timely manner and at acceptable prices and terms. The loss of any major supplier or a significant reduction in product availability from these suppliers could have a significant adverse effect on the Company and its subsidiaries. The Company and its subsidiaries believe that their relationship with suppliers is satisfactory.

16. Salaries and related charges

	2012	2011
Profit sharing, bonus and premium	114,643	144,144
Provisions on payroll	94,408	89,167
Social charges	33,072	27,748
Salaries and related payments	9,489	5,207
Benefíts	1,474	1,121
Others	1,480	958

	254,566	268,345

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

17. Taxes payable

	2012	2011
ICMS	71,284	55,055
PIS and COFINS	10,637	16,818
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno Andina and American Chemical	8,818	8,340
ISS	5,726	4,763
IPI	4,502	14,604
National Institute of Social Security (INSS)	3,448	3,863
Income Tax Withholding (IRRF)	1,455	5,180
Others	1,952	1,030

	107,822	109,653

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

18. Provision for assets retirement obligation – fuel tanks

This provision corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain use period (see Note 2.m).

Movements in the provision for assets retirement obligations are as follows:

Balance in 2009	64,578
Opening balance of DNP acquisition	166
Additions (new tanks)	1,666
Expense with tanks removed	(5,828)
Accretion expense	3,309

Balance in 2010	63,891
Additions (new tanks)	2,421
Expense with tanks removed	(3,022)
Accretion expense	4,214

Balance in 2011	67,504
Additions (new tanks)	1,664
Expense with tanks removed	(2,477)
Accretion expense	3,720

Balance in 2012	70,411

Current	3,719
Non-current	66,692

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

19. Deferred revenue

The Company and its subsidiaries have recognized the following deferred revenue:

	2012	2011
Loyalty program “Km de Vantagens”	13,545	15,983
‘am/pm’ franchising upfront fee	14,362	12,472

	27,907	28,455

Current	18,054	19,731
Non-current	9,853	8,724

Ipiranga has a loyalty program called Km de Vantagens under which registered customers are rewarded with points when they buy products at Ipiranga service stations. The customers may exchange these points, during the period of one year, for discounts on products and services offered by Ipiranga’s partners. Points received by Ipiranga’s customers that may be used with the partner Multiplus Fidelidade and for discounts of fuel in Ipiranga’s website (www.postoipiranganaweb.com.br) are considered part of the sales revenue based on the fair value of the points granted. Revenue is deferred based on the expected redemption of points, and is recognized in profit or loss when the points are redeemed, on which occasion the costs incurred are also recognized. Deferred revenue of unredeemed points is also recognized in profit or loss when the points expire.

The franchising upfront fee related to the ‘am/pm’ convenience store chain received by Ipiranga is deferred and recognized in profit or loss on an accrual basis, based on the substance of the agreements with the franchisees.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

20.	Shareholders’ equity

a.	Share capital

The Company is a publicly traded company listed on BM&FBOVESPA in the Novo Mercado listing segment and on the New York Stock Exchange (NYSE) in the form of level III American Depositary Receipts (“ADRs”). The subscribed and paid-in capital stock consists of 544,383,996 common shares with no par value, and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The Company is authorized to increase capital up to the limit of 800,000,000 common shares, without amendment to the Bylaws, by resolution of the Board of Directors.

As of December 31, 2012, there were 35,425,099 common shares outstanding abroad in the form of ADRs.

b.	Treasury shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Instructions 10, of February 14, 1980 and 268, of November 13, 1997. In the nine months of 2012, there were no stock repurchases.

As of December 31, 2012, 7,971,556 common shares were held in the Company’s treasury, acquired at an average cost of R$ 14.42 per share.

The price of the shares issued by the Company as of December 31, 2012 on BM&FBOVESPA was R$ 46.29.

c.	Capital reserve

The capital reserve reflects the gain on the transfer of shares at market price to be held in treasury by the Company’s subsidiaries, at an average price of R$ 17.44 per share. The voting and economic rights of such shares was granted to executives of these subsidiaries, as mentioned in Note 8.c).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

d.	Revaluation reserve

The revaluation reserve reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects recognized by these subsidiaries.

e.	Profit reserve

Legal reserve

Under Brazilian Corporate Law, the Company is required to appropriate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

Retention of profits

Reserve recognized in previous fiscal years and used for investments contemplated in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments, in accordance with Article 196 of Brazilian Corporate Law.

Investments reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 55.c) of the Bylaws this reserve is aimed to protect the integrity of the Company’s assets and to supplement its capital stock, in order to allow new investments to be made.

f.	Other comprehensive income

Valuation adjustments

The differences between the fair value and amortized cost of financial investments classified as available for sale are recognized as valuation adjustments. The gains and losses recognized in the shareholders’ equity are reclassified to profit or loss in case the financial instruments are prepaid.

Cumulative translation adjustments

The change in exchange rates on assets, liabilities and income of foreign subsidiaries that have (i) functional currency other than the presentation currency of the Company and (ii) an independent administration, is directly recognized in the shareholders’ equity. This accumulated effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

g.	Dividends and allocation of net income of the Company

The shareholders are entitled, under the Bylaws, to a minimum annual dividend of 50% of adjusted net income calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in shareholders’ equity until they are approved by the Shareholders’ Meeting. The proposed dividends payable as of December 31, 2011 in the amount of R$ 273,453 (R$ 0.51 – fifty one cents of Brazilian Reais per share), were approved by Board of Directors on February 15, 2012, having been ratified in the Annual General Shareholders’ Meeting on April 11, 2012 and paid on March 2, 2012. From August 17, 2012, the Company has anticipated dividends of 2012, in the amount of R$ 273,392 (R$ 0.51– fifty one cents of Brazilian Reais per share).

The proposed dividends reflected in the financial statements of the Company, subject to approval of shareholders at a General Meeting, is as follows:

2012
Net income for the year attributable to shareholders of Ultrapar	1,011,009
Legal reserve	(50,550)

Net income for the year after legal reserve	960,459
Minimum mandatory dividends	480,229
Interim dividends (R$ 0.51 per share)	(273,392)

Mandatory dividends payable – Current liabilities	206,837
Additional dividends to the minimum mandatory dividends – shareholders´ equity	147,195

Dividends payable (R$ 0.66 per share)	354,032

Investments reserve	333,035

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

21.	Segment information

The Company operates four main business segments: gas distribution, fuel distribution, chemicals, and storage. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its main derivatives and fatty alcohols, which are the raw materials for the home and personal care, agrochemical, paints, varnishes, and other industries. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast, and Northeast regions of Brazil. The segments shown in the financial statements are strategic business units supplying different products and services. Inter-segment sales are at prices similar to those that would be charged to third parties.

The main financial information of each of the Company’s segments can be stated as follows:

	2012	2011	2010
Net revenue:
Ultragaz	3,847,087	3,766,766	3,661,260
Ipiranga	46,832,770	42,223,900	36,483,456
Oxiteno	2,928,850	2,408,582	2,083,012
Ultracargo	300,876	266,885	293,262
Others (1)	94,620	121,896	366,349
Intersegment sales	(84,779)	(126,725)	(405,627)

Total	53,919,424	48,661,304	42,481,712

Intersegment sales:
Ultragaz	1,245	1,665	2,035
Ipiranga	1,387	5,967	38,372
Oxiteno	—	—	—
Ultracargo	29,005	26,634	39,395
Others (1)	53,142	92,459	325,825

Total	84,779	126,725	405,627

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Net revenue, excluding intersegment sales:
Ultragaz	3,845,842	3,765,101	3,659,225
Ipiranga	46,831,383	42,217,933	36,445,084
Oxiteno	2,928,850	2,408,582	2,083,012
Ultracargo	271,871	240,251	253,867
Others (1)	41,478	29,437	40,524

Total	53,919,424	48,661,304	42,481,712

	2012	2011	2010
Operating income:
Ultragaz	111,797	162,682	181,201
Ipiranga	1,249,032	1,037,095	879,478
Oxiteno	226,600	154,805	114,144
Ultracargo	106,084	88,898	115,802
Others (1)	15,413	8,519	33,857

Total	1,708,926	1,451,999	1,324,482

Financial income	218,061	322,372	266,965
Financial expenses	(480,557)	(618,876)	(531,051)
Share in profit of associates	190	192	4

Income before taxes	1,446,620	1,155,687	1,060,400

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

	2012	2011	2010
Additions to property, plant and equipment and intangible assets:
Ultragaz	175,619	245,250	167,403
Ipiranga	961,637	624,841	433,431
Oxiteno	120,331	108,608	228,047
Ultracargo	89,177	118,425	64,332
Others (1)	25,480	25,012	18,734

Total additions to property, plant and equipment and intangible assets (see Notes 12 and 13)	1,372,244	1,122,136	911,947
Finance leases	—	(43,009)	—
Assets retirement obligation – fuel tanks (see Note 18)	(1,664)	(2,421)	(1,666)
Capitalized borrowing costs	(9,355)	(5,333)	(1,829)

Total investments in property, plant and equipment and intangible assets (cash flow)	1,361,225	1,071,373	908,452

	2012	2011	2010
Depreciation and amortization charges:
Ultragaz	131,441	117,462	118,820
Ipiranga	390,748	316,186	269,085
Oxiteno	123,142	106,314	104,147
Ultracargo	38,857	29,303	28,866
Others (1)	12,144	10,811	9,911

Total	696,332	580,076	530,829

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

	2012	2011
Total assets:
Ultragaz	2,300,633	1,868,270
Ipiranga	7,617,642	6,633,132
Oxiteno	3,530,171	3,454,518
Ultracargo	1,331,164	1,068,780
Others (1)	520,315	718,039

Total	15,299,925	13,742,739

(1)	Composed primarily of the parent company Ultrapar and the investment in RPR.

Geographic area information

The fixed and intangible assets of the Company and its subsidiaries are located in Brazil, except those related to Oxiteno’ plants abroad, as shown below:

	2012	2011
Mexico	46,248	30,853
Venezuela	22,418	17,021
Uruguay	43,769	—
United States of America	48,922	—

The operational start-up of the specialty chemicals plant in the United States is expected for 2013.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The Company generates revenue from operations in Brazil, Mexico, Venezuela and, from November 1st, 2012, in Uruguay, as well as from exports of products to foreign customers, as disclosed below:

	2012	2011	2010
Net revenue:
Brazil	53,049,836	47,952,454	41,869,667
Mexico	124,206	119,763	90,800
Venezuela	142,900	127,591	75,808
Other Latin American countries	320,574	245,103	211,717
United States of America and Canada	137,228	100,959	97,207
Far East	39,206	40,827	51,657
Europe	57,294	43,706	63,018
Other	48,180	30,901	21,838

Total	53,919,424	48,661,304	42,481,712

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

22.	Risks and financial instruments

Risk management and financial instruments - Governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a conservative policy for the management of resources, financial instruments and risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

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

•	Changes in the Policy or revisions of its standards are subject to the approval of the Board of Directors of Ultrapar.

•	Continuous improvement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the financial area.

•	The internal audit department audits the compliance with the requirements of the Policy.

Currency risk

Most transactions of the Company and its subsidiaries are located in Brazil and, therefore, the reference currency for risk management is the Brazilian Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency, in order to reduce the effects of changes in exchange rates on its results and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais as of December 31, 2012 and 2011:

Assets and liabilities in foreign currencies

Amounts in millions of Brazilian Reais	2012	2011
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	363.7	303.8
Foreign trade receivables, net of allowance for doubtful accounts	163.2	134.9
Investments in foreign subsidiaries	300.4	115.3

	827.3	554.0

Liabilities in foreign currency
Financing in foreign currency	(1,197.8)	(873.6)
Payables arising from imports, net of advances to foreign suppliers	(21.5)	(11.1)

	(1,219.3)	(884.7)

Foreign currency hedging instruments	499.9	348.5

Net asset position – Total	107.9	17.8

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Sensitivity analysis of assets and liabilities in foreign currency

The table below shows the effect of exchange rate changes in different scenarios, based on the net asset position of R$ 107.9 million in foreign currency:

Amounts in millions of Brazilian Reais	Risk	Scenario I 10%	Scenario II 25%	Scenario III 50%
(1) Income effect	Real	(5.1)	(12.8)	(25.5)
(2) Equity effect	devaluation	15.9	39.7	79.5

(1) + (2)	Net effect	10.8	26.9	54.0

(3) Income effect	Real	5.1	12.8	25.5
(4) Equity effect	appreciation	(15.9)	(39.7)	(79.5)

(3) + (4)	Net effect	(10.8)	(26.9)	(54.0)

Gains and losses directly recognized in equity in cumulative translation adjustments are due to changes in the exchange rate on equity of foreign subsidiaries (see Note 2.r).

Interest rate risk

The Company and its subsidiaries adopt conservative policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the CDI, as set forth in Note 4. Borrowings primarily relate to financing from Banco do Brasil, BNDES and other development agencies, debentures and borrowings in foreign currency, as shown in Note 14.

The Company does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. As of December 31, 2012, the Company and its subsidiaries had interest rate derivative financial instruments linked to domestic loans, swapping the fixed interest rate of certain debts to floating interest rate (CDI).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The table below shows the financial assets and liabilities exposed to floating interest rates as of December 31, 2012 and 2011:

	2012	2011
CDI
Cash equivalents	1,940,852	1,668,178
Financial investments	641,974	638,879
Asset position of hedging instruments - CDI	21,141	24,527
Loans and debentures - CDI	(2,138,134)	(1,320,972)
Liability position of hedging instruments - CDI	(495,560)	(367,942)
Liability position of hedging instruments from prefixed interest to CDI	(1,796,682)	(2,152,550)

Net liability position in CDI	(1,826,409)	(1,509,880)

TJLP
Loans – TJLP	(702,963)	(938,618)

Net liability position in TJLP	(702,963)	(938,618)

LIBOR
Asset position of hedging instruments - LIBOR	286,039	111,775
Loans - LIBOR	(322,343)	(111,868)

Net liability position in LIBOR	(36,304)	(93)

TIEE
Loans - TIEE	(25,259)	(28,454)

Net liability position in TIEE	(25,259)	(28,454)

Total net liability position	(2,590,935)	(2,477,045)

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Sensitivity analysis of floating interest rate risk

The table below shows the incremental expenses that would be recognized in financial income in 2012, due the effect of floating interest rate changes in different scenarios:

Amounts in millions of Brazilian Reais

	Risk	Scenario I 10%	Scenario II 25%	Scenario III 50%
Exposure of interest rate risk
Interest on financial investments effect	Increase in CDI	16.4	41.0	82.0
Hedge instruments (assets in CDI) effect	Increase in CDI	0.1	0.3	0.7
Interest on debt effect	Increase in CDI	(15.0)	(37.4)	(74.8)
Hedge instruments (liability in CDI) effect	Increase in CDI	(18.4)	(45.9)	(91.8)

Incremental expenses		(16.9)	(42.0)	(83.9)

Interest on debt effect	Increase in TJLP	(3.7)	(9.3)	(18.5)

Incremental expenses		(3.7)	(9.3)	(18.5)

Hedge instruments (liability in LIBOR) effect	Increase in LIBOR	0.1	0.1	0.3
Interest on debt effect	Increase in LIBOR	(0.1)	(0.2)	(0.4)

Incremental expenses		(0.0)	(0.1)	(0.1)

Interest on debt effect	Increase in TIEE	(0.1)	(0.3)	(0.7)

Incremental expenses		(0.1)	(0.3)	(0.7)

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Credit risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and bank deposits, financial investments, hedging instruments and trade receivables.

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

Government credit risk - The Company’s policy allows investments in government securities from countries classified as investment grade AAA or Aaa by specialized credit rating agencies and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

Customer credit risk - Such risks are managed by each business unit through specific criteria for acceptance of customers and credit rating and are additionally mitigated by diversification of sales. No single customer or group accounts for more than 10% of total revenue.

The Company maintained the following allowances for doubtful accounts on trade receivables:

	2012	2011
Ipiranga	111,789	101,318
Ultragaz	13,755	13,107
Oxiteno	2,647	1,415
Ultracargo	625	614

Total	128,816	116,454

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

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

The Company and its subsidiaries periodically examine opportunities for acquisitions and investments. They consider different types of investments, either directly or through joint ventures, or associated companies, and finance such investments using cash generated from operations, debt financing, through capital increases or through a combination of these methods.

The Company and its subsidiaries believe to have enough working capital to satisfy their current needs. The gross indebtedness due over the next twelve months totals R$ 1,866 million, including estimated interests on loans. Furthermore, the investment plan for 2013 totals R$ 1,437 million. On December 31, 2012, the Company and its subsidiaries had R$ 3,012 million in cash, cash equivalents and short-term financial investments (for quantitative information, see Notes 4 and 14).

The table below presents a summary of financial liabilities as of December 31, 2012 to be settled by the Company and its subsidiaries, by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, these amounts can be different from the amounts disclosed on the balance sheet as of December 31, 2012.

Amounts in million of Brazilian Reais

Financial liabilities	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans including future contractual interest (1) (2)	7,323.9	1,866.0	4,238.2	1,083.9	135.8
Currency and interest rate hedging instruments (3)	46.0	19.1	25.0	1.9	—
Trade payables	1,312.3	1,312.3	—	—	—

(1)	To calculate the estimated interest on loans some macroeconomic assumptions were used, including, on average for the period, (i) CDI of 9.35% p.a., (ii) exchange rate of the real against the U.S. dollar of R$ 2.10 in 2013, R$ 2.23 in 2014, R$ 2.37 in 2015, R$ 2.53 in 2016 and R$ 2.67 in 2017 (iii) TJLP of 5.0% p.a. and (iv) IGP-M of 5.35% p.a. in 2013 and 5.00% p.a. from 2014 to 2017.
(2)	Includes estimated interest payments on short-term and long-term loans.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

(3)	The currency and interest rate hedging instruments were estimated based on projected U.S dollar futures contracts and the futures curve of DI x Pre contract quoted on BM&FBOVESPA as of December 28, 2012, and on the futures curve of LIBOR (BBA - British Bankers Association) on December 31, 2012. In the table above, only the hedging instruments with negative result at the time of settlement were considered.

Capital management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, and the net debt / EBITDA, interest coverage and indebtedness / equity ratios. Net debt is composed of cash, cash equivalents and financial investments (see Note 4) and loans, including debentures (see Note 14). The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on capital employed by implementing an efficient working capital management and a selective investment program.

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

As mentioned in the section “Risk management and financial instruments – Governance”, the Committee monitors compliance with the risk standards established by the Policy through a risk monitoring map, including the use of hedging instruments, on a monthly basis. In addition, the internal audit department verifies the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments adopted by the Company and its subsidiaries:

Hedging instruments	Counterparty	Maturity	Notional amount[1]				Fair value		Amounts payable or receivable (2012)
			2012		2011		2012 R$ million	2011 R$ million	Amount receivable R$ million	Amount payable R$ million
a –Exchange rate swaps receivable in U.S. dollars	Bradesco,	Jan 2013 to
Receivables in U.S. dollars (LIBOR)	BTMU,	Apr 2017	US$	140.0	US$	60.0	286.0	111.8	286.0	—
Receivables in U.S. dollars (Pre)	Citibank, Itaú, JP Morgan,		US$	111.3	US$	138.9	234.7	261.5	234.7	—
Payables in CDI interest rate	Santander		US$	(251.3)	US$	(198.9)	(495.5)	(367.9)	—	495.5

Total result				—		—	25.2	5.4	520.7	495.5

b – Exchange rate swaps payable in U.S. dollars + COUPOM	Bradesco,	Jan 2013
Receivables in CDI interest rates	Citibank, Itaú	to Feb 2013	US$	10.2	US$	13.3	21.1	24.5	21.1	—
Payables in U.S. dollars			US$	(10.2)	US$	(13.3)	(20.8)	(24.8)	—	20.8

Total result				—		—	0.3	(0.3)	21.1	20.8

c – Interest rate swaps in R$	Banco do Brasil	Mar 2013 to
Receivables in fixed interest rate		May 2015	R$	1,400.0	R$	1,809.5	1,958.9	2,229.4	1,958.9	—
Payables in CDI interest rate			R$	(1,400.0)	R$	(1,809.5)	(1,796.7)	(2,152.5)	—	1,796.7

Total result				—		—	162.2	76.9	1,958.9	1,796.7

Total gross result							187.7	82.0	2,500.7	2,313.0
Income tax							(18.3)	(10.7)	(18.3)	—

Total net result							169.4	71.3	2,482.4	2,313.0

Positive result (see Note 4)							179.1	93.4
Negative result (see Note 14)							(9.7)	(22.1)

[1]	In million. Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Hedging instruments existing as of December 31, 2012 are described below, according to their category, risk, and protection strategy:

Hedging against foreign exchange exposure of liabilities in foreign currency - The purpose of these contracts is (i) to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Brazilian Reais linked to CDI and (ii) change a financial investment of R$ 36.4 million, linked to the CDI and given as guarantee to loan in U.S. dollar, into a financial investment linked to U.S. dollar. As of December 31, 2012, the Company and its subsidiaries had outstanding swap contracts totaling US$ 251.3 million in notional amount with liability position, on average of 107.8% of CDI, of which US$ 111.3 million, on average, had asset position at US$ + 4.7 p.a. and US$ 140.0 million had asset position at US$ + LIBOR + 0.98% p.a.

Hedging against foreign exchange exposure of operations - The purpose of these contracts is to make the exchange rate of the revenues of subsidiaries Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials. As of December 31, 2012, these swap contracts totaled US$ 10.2 million and, on average, had an asset position at 74.2% of CDI and liability position at US$ + 0.0% p.a.

Hedging against the interest rate fixed in local financing - The purpose of these contracts is to convert the interest rate on financing contracted in Brazilian Reais from fixed into floating. On December 31, 2012 these swap contracts totaled R$ 1,400 million of notional amount, and on average had an asset position at 11.9% p.a. and liability position at 98.8% of CDI.

Hedge accounting

The Company and its subsidiaries test, throughout the duration of the hedge, the effectiveness of their derivatives, as well as the changes in their fair value. The Company and its subsidiaries designate as fair value hedges certain derivative financial instruments used to offset the variations in interest and exchange rates, based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

On December 31, 2012 the notional amount of interest rate hedging instruments totaled R$ 1,400.0 million. In 2012, a gain of R$ 91.3 million related to the result of hedging instruments, an expense of R$ 27.0 million related to the fair value adjustment of debt and an expense of R$ 208.1 million related to the accrued interest rate of the debt were recognized in the income statements, transforming the average effective cost of the operation into 98.8% of CDI.

On December 31, 2012 the notional amount of foreign exchange hedging instruments designated as fair value hedge totaled US$ 80.0 million. In 2012, an expense of R$ 4.9 million related to the result of hedging instruments, a gain of R$ 0.8 million related to the fair value adjustment of debt and an expense of R$ 1.3 million related to the financial expense of the debt were recognized in the income statements, transforming the average effective cost of the operation into 104.1% of CDI.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Gains (losses) on hedging instruments

The following tables summarize the values of gains (losses) recognized in 2012 and 2011 which affected the income statement and shareholders’ equity of the Company and its subsidiaries:

	2012
	R$ million
	Profit or loss	Equity
a - Exchange rate swaps receivable in U.S. dollars (i) (ii)	(7.1)	—
b - Exchange rate swaps payable in U.S. dollars	(0.4)	—
c - Interest rate swaps in R$ (iii)	64.4	—

Total	56.9	—

	2011
	R$ million
	Profit or loss	Equity
a - Exchange rate swaps receivable in U.S. dollars (i)	(14.7)	—
b - Exchange rate swaps payable in U.S. dollars	(7.2)	—
c - Interest rate swaps in R$ (iii)	7.1	—
d - Interest rate swaps in U.S. dollars	(1.7)	1.5
e - NDFs (non-deliverable forwards) - RPR	(0.9)	0.9

Total	(17.4)	2.4

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

	2010
	R$ million
	Income	Shareholders’ equity
A - Exchange rate swaps receivable in U.S. dollars	(30.7)	—
B - Exchange rate swaps payable in U.S. dollars	15.7	—
C - Interest rate swaps in R$	18.2	—
D - Interest rate swaps in U.S. dollars	(3.1)	2.4
E - NDFs (non-deliverable forwards) - RPR	(7.6)	(0.9)
F - Exchange rate swaps payable in U.S. dollars - RPR	(0.1)	—

Total	(7.6)	1.5

The table above: (i) does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars, when this effect is offset in the gain or loss of the hedged item (debt), (ii) considers the designation effect of foreign exchange hedging and (iii) considers the designation effect of interest rate hedging in Brazilian Reais.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Fair value of financial instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, as of December 31, 2012 and 2011, are stated below:

		2012		2011
	Category	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Loans and receivables	79,954	79,954	107,600	107,600
Financial investments in local currency	Measured at fair value through profit or loss	1,940,852	1,940,852	1,668,178	1,668,178
Financial investments in foreign currency	Measured at fair value through profit or loss	29,245	29,245	15,176	15,176
Financial investments
Fixed-income securities and funds in local currency	Available for sale	631,356	631,356	631,686	631,686
Fixed-income securities and funds in local currency	Held to maturity	10,618	10,618	7,193	7,193
Fixed-income securities and funds in foreign currency	Available for sale	290,636	290,636	259,091	259,091
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	179,056	179,056	93,403	93,403

Total		3,161,717	3,161,717	2,782,327	2,782,327

Financial liabilities:
Financing – Banco do Brasil fixed	Measured at fair value through profit or loss	1,948,096	1,948,096	2,208,109	2,208,109
Financing	Measured at amortized cost	2,768,764	2,846,624	2,266,230	2,305,088
Debentures	Measured at amortized cost	1,469,234	1,471,402	1,021,553	1,019,727
Finance leases	Measured at amortized cost	42,913	42,913	43,653	43,653
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	9,699	9,699	22,089	22,089

Total		6,238,706	6,318,734	5,561,634	5,598,666

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

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

•	The fair value calculation of LPG Inc.’s notes in the foreign market (see Note 14.b), is based on the quoted prices in an active market.

The fair value of other financial investments and financings was determined using calculation methodologies commonly used for marking-to-market, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of December 31, 2012 and 2011. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realized in the current market.

Financial instruments were classified as loans and receivables or financial liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, (ii) financial investments classified as measured at fair value through profit or loss and available for sale (see Note 4), (iii) funding from Banco do Brasil that is measured at fair value through profit or loss (see Note 14.f) and (iv) guarantees to customers that have vendor arrangements (see Note 14.j), which are measured at fair value through profit or loss. The financial investments classified as held-to-maturity are measured at amortized cost. Cash, banks and trade receivables are classified as loans and receivables. Trade payables and other payables are classified as financial liabilities measured at amortized cost.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Fair value hierarchy of financial instruments on the balance sheet

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

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The table below shows a summary of the financial assets and financial liabilities measured at fair value in the Company’s and its subsidiaries’ balance sheet as of December 31, 2012 and 2011:

	Category	2012	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Financial investments in local currency	Measured at fair value through profit or loss	1,940,852	1,940,852	—	—
Financial investments in foreign currency	Measured at fair value through profit or loss	29,245	29,245	—	—
Financial investments
Fixed-income securities and funds in local currency	Available for sale	631,356	631,356	—	—
Fixed-income securities and funds in foreign currency	Available for sale	290,636	84,872	205,764	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	179,056	—	179,056	—

Total		3,071,145	2,686,325	384,820	—

Financial liabilities:
Financing – Banco do Brasil fixed	Measured at fair value through profit or loss	1,948,096	—	1,948,096	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	9,699	—	9,699	—

Total		1,957,795	—	1,957,795	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

	Category	2011	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Financial investments in local currency	Measured at fair value through profit or loss	1,668,178	1,668,178	—	—
Financial investments in foreign currency	Measured at fair value through profit or loss	15,176	15,176	—	—
Financial investments
Fixed-income securities and funds in local currency	Available for sale	631,686	631,686	—	—
Fixed-income securities and funds in foreign currency	Available for sale	259,091	—	259,091	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	93,403	—	93,403	—

Total		2,667,534	2,315,040	352,494	—

Financial liabilities:
Financing – Banco do Brasil fixed	Measured at fair value through profit or loss	2,208,109	—	2,208,109	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	22,089	—	22,089	—

Total		2,230,198	—	2,230,198	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Sensitivity analysis

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, as required by CVM Instruction 475/08, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on BM&FBOVESPA as of December 28, 2012. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 2.63 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Real against the likely scenario, according to the risk to which the hedged item is exposed.

Based on the balances of the hedging instruments and hedged items as of December 31, 2012, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the balance in Brazilian Reais as of December 31, 2012 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	75,080	222,555	370,031
(2) Debts in dollars	appreciation	(75,074)	(222,544)	(370,015)

(1)+(2)	Net effect	6	11	16

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(101)	5,135	10,371
(4) Gross margin of Oxiteno	devaluation	101	(5,135)	(10,371)

(3)+(4)	Net effect	—	—	—

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais, the Company used the futures curve of DI x Pre contract on BM&FBOVESPA as of December 28, 2012 for each of the swap and debt (hedged item) maturities, to determine the likely scenarios. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the likely scenario pre-fixed interest rate.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Based on the three scenarios of interest rates in Brazilian Reais, the Company estimated the values of its debt and hedging instruments according to the risk which is being hedged (variations in the pre-fixed interest rates in Brazilian Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The result is shown in the table below:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Interest rate swap
(1) Fixed rate swap - CDI	Decrease in	—	35,007	71,855
(2) Fixed rate financing	prefixed rate	—	(35,010)	(71,858)

(1)+(2)	Net effect	—	(3)	(3)

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

23.	Provisions, contingencies and commitments

a.	Provisions for tax, civil and labor risks

The Company and its subsidiaries are involved in tax, civil and labor disputes and are discussing these issues both at the administrative and judiciary levels, which, when applicable, are backed by escrow deposits. Provisions for losses are estimated and updated by management, supported by the opinion of the legal departments of the Company and its outside legal counsel.

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance in 2011	Temmar acquisition	Additions	Write-offs	Monetary restatement	Balance in 2012
IRPJ and CSLL	256,165	—	33,583	(207)	16,274	305,815
PIS and COFINS	82,612	—	1,176	(5,958)	5,108	82,938
ICMS	73,389	—	1,574	(17,410)	4,977	62,530
INSS	14,305	—	224	(2,637)	897	12,789
Civil litigation	81,541	203	15,657	(6,222)	108	91,287
Labor litigation	45,145	—	8,104	(8,755)	789	45,283
Other	978	—	90	(115)	63	1,016

Total	554,135	203	60,408	(41,304)	28,216	601,658

Current	41,347					50,052
Non current	512,788					551,606
Some of the provisions above involve escrow deposits in the amount of R$ 402,085 as of December 31, 2012 (R$ 328,865 as of December 31, 2011).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

b.	Tax matters

Provisions

The subsidiary IPP has provisions for IRPJ and CSLL related to the unconstitutionality of Law No. 9,316/1996, that denied the deduction of CSLL from the IRPJ tax basis, in the amount of R$ 19,120 in 2012 (R$ 18,413 in 2011).

The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia Ultragaz, Tequimar, RPR, Tropical, Empresa Carioca de Produtos Químicos S.A. (“EMCA”) and IPP filed for a preliminary injunction seeking the deduction of ICMS from their PIS and COFINS tax bases. Oxiteno Nordeste and IPP obtained the right to pay the amounts into escrow deposits through an injunction, and recognized a corresponding provision in the amount of R$ 81,622 in 2012 (R$ 75,636 in 2011).

On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana Distribuidora de Gás Ltda. (“Bahiana”) filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the Brazilian Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries were required to make escrow deposits for these debits in the accumulated amount of R$ 291,483 in 2012 (R$ 242,058 in 2011) and have recognized a corresponding liability.

The subsidiary Oxiteno S.A. maintained a provision of R$ 15,226 in 2012 (R$ 14,285 in 2011) related to a tax assessment based on alleged undue ICMS credits taken on invoices issued for the symbolic return of raw materials that had previously been delivered to the subsidiary Oxiteno Nordeste for industrialization.

The subsidiary IPP has provisions related to ICMS, mainly with respect to: (a) tax notices filed in connection with interstate sales of fuel to industrial customers without the payment of ICMS in accordance with the interpretation of Article 2 of Supplementary Law No. 87/1996, R$ 11,741, and (b) payment of ICMS for several reasons that resulted in tax assessments for which the proof of payment is not so evident, R$ 19,499.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Contigent assets and liabilities

The Company and its subsidiaries have favorable judgments to pay contributions to PIS and COFINS without the changes introduced by Law 9,718/1998 in its original version. The ongoing questioning refers to the levy of these contributions on sources of income other than gross revenue. In 2005, the STF decided the question in favor of the taxpayers. Although this has set a favorable precedent, the effect of this decision does not automatically apply to all companies, since they must await the formal decision in their own lawsuits. Certain lawsuits of the Company’s subsidiaries are currently pending trial and, in the event all such lawsuits are decided in favor of the subsidiaries, the Company estimates that the total positive effect on income before income and social contribution taxes, may reach R$ 36,125, net of attorney’s fees.

The main tax claims of subsidiary IPP classified as having a possible risk of loss, and that have not been recognized in the financial statements due to this assessment, are related to: (a) the required proportional reversal of ICMS credits recognized on the purchase of ethanol that was later resold at lower prices as a result of PROÁLCOOL, a Federal Government program to encourage alcohol production, determining the anticipation of financial subsidy by the distributors to the mill owners and their subsequent reimbursement by the DNC (current National Oil Agency), R$ 104,086, (b) alleged undue ICMS credits for which the tax authorities understand that there was no proof of origin, R$ 23,901, (c) assessments for alleged non-payment of ICMS, R$ 23,096, (d) assessment issued in Ourinhos/SP in connection with the return of ethanol loans made with deferred tax, R$ 36,324, (e) assessments in the State of Rio de Janeiro demanding the reversal of ICMS credits on interstate sales made under Article 33 of ICMS Convention 66/88, which allowed the use of the ICMS credit but was suspended by an injunction granted by STF, R$ 16,060, (f) ICMS credits taken in relation to bills considered invalid, though the understanding of the STJ is that it is possible to take credit, even if there is defect in the document of the seller, as long as it is confirmed that the transaction occurred, R$ 28,515; (g) assessments arising from surplus or shortage of inventory, generated by differences in temperature or handling of the product, without the corresponding issuance of invoices, R$ 31,380, (h) infraction relating to ICMS credits due to alleged non-compliance with legal formalities, R$ 35,032 and; (i) assessments arising from ICMS credits related to inputs of ethanol from certain States that had granted tax benefits to producers of alcohol in alleged disagreement with the law, R$ 24,662.

The subsidiary IPP has assessments invalidating the set-off of IPI credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The non-provisioned amount of this contingency, in 2012, is R$ 81,868 (R$ 78,508 in 2011).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

c.	Civil claims

Provisions

The Company and its subsidiaries maintained provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental issues in the amount of R$ 91,287 in 2012 (R$ 81,541 in 2011).

Contingent liabilities

The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE (Brazilian antitrust authority) based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz imposing a penalty of R$ 23,104. The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed. Based on the above elements and on the opinion of its legal counsel, the subsidiary did not recognized a provision for this contingency.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

d.	Labor matters

Provisions

The Company and its subsidiaries maintained provisions of R$ 45,283 in 2012 (R$ 45,145 in 2011) for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights.

Contingent liabilities

In 1990, the Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno Nordeste and EMCA, companies located in the Camaçari Petrochemical Complex, are members, filed separate lawsuits against the subsidiaries demanding the compliance with the fourth section of the collective labor agreement, which provided for a salary adjustment in lieu of the salary policies practiced. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica, requiring the recognition of the loss of effectiveness of such fourth section. Individual claims were rejected. The collective bargain agreement is currently pending trial by STF. In the second half of 2010, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica and reported the fact in the collective bargain agreement dispute. Based on the opinion of their legal advisors, that reviewed the latest STF decision in the collective bargain agreement dispute as well as the status of the individual claims involving the subsidiaries Oxiteno Nordeste and EMCA, the management of such subsidiaries believed that it was not necessary to recognize a provision in 2012.

The Company and its subsidiaries have other pending administrative and legal proceedings of tax, civil and labor nature, which were estimated by their legal counsel as possible and/or remote risk (proceedings whose chance of loss is 50% or less), and the related potential losses were not provided for by the Company and its subsidiaries based on these opinions. The Company and its subsidiaries are also litigating for recovery of taxes and contributions, which were not recognized in the financial statements due to their contingent nature.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

e.	Contracts

Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros in connection with its port facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products, as shown below:

Port	Minimum movement in tons per year	Maturity
Aratu	100,000	2016
Aratu	900,000	2022
Suape	250,000	2027
Suape	400,000	2029

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of December 31, 2012, these rates were R$ 5.79 per ton for Aratu and R$ 1.38 per ton for Suape. The subsidiary has met the minimum cargo movement required since the beginning of the agreements.

Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. which establishes a minimum quarterly consumption level of ethylene and conditions for the supply of ethylene until 2021. The minimum purchase commitment and the actual demand accumulated to December 31, 2012 and 2011, expressed in tons of ethylene, are shown below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased. The minimum purchase commitment clause was renegotiated, valid from 2013, and provides a minimum annual consumption of 205 thousand tons and a maximum of 220 thousand tons.

	Minimum purchase commitment				Accumulated demand (actual)
	2012		2011		2012	2011
In tons of ethylene	211,060	(*)	165,965	(*)	214,008	166,953

(*)	Adjusted for scheduled shutdowns in Braskem during the year.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Subsidiary Oxiteno S.A has a supply agreement with Braskem Qpar S.A., valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 30% of the current ethylene price for the quantity not purchased. The subsidiary has met the minimum purchase required since the beginning of the agreement.

f.	Insurance coverage in subsidiaries

The Company maintains appropriate insurance policies with the objective of covering several risks to which it is exposed, including property insurance against losses caused by fire, lightning, explosion of any kind, gale, aircraft crash, electric damage, and other risks, covering the facilities and other branches of all subsidiaries, except RPR, which maintains its own insurance. The maximum compensation value, including loss of profits, based on the risk analysis of maximum loss possible at a certain site is US$ 1,202 million.

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

g.	Operating lease contracts

Subsidiaries Cia. Ultragaz, Tequimar, Serma and Oxiteno S.A. have operating lease contracts for the use of IT equipment. These contracts have terms of 36 and 45 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option. Subsidiaries Cia. Ultragaz and Bahiana have operating lease contracts related to vehicles in their fleets. These contracts have terms of 24 to 60 months and there is no purchase option. The future disbursements (installments), assumed under these contracts, amount approximately to:

	Up to 1 year	Between 1 and 5 years	More than 5 years	Total
2012	18,480	30,785	—	49,265

The subsidiaries IPP and Cia. Ultragaz have operating lease contracts related to land and building of service stations and stores, respectively. The future disbursements and receipts (installments), arising from these contracts, amount approximately to:

		Up to 1 year	Between 1 and 5 years	More than 5 years	Total
2012	payable	(55,809)	(179,919)	(132,792)	(368,520)
	receivable	48,910	151,467	113,012	313,389

The net expense recognized in 2012 for operating leases was R$ 39,912.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

24.	Employee benefits and private pension plan

a.	ULTRAPREV- Associação de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by Company and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev - Associação de Previdência Complementar (“Ultraprev”), since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective accumulated fund over a period of 5 to 25 years. The sponsoring company does not guarantee the amounts or the duration of the benefits received by each employee that retires. In 2012, the Company and its subsidiaries contributed R$ 15,563 (R$ 14,254 in 2011 and R$ 13,041 in 2010) to Ultraprev, which amount is recognized as expense in the income statement. The total number of participating employees as of December 31, 2012 was 6,902 active participants and 77 retired participants. In addition, Ultraprev had 29 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

b.	Post-employment benefits

The Company and its subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and are recognized in the financial statements in accordance with Resolution CVM 600/2009.

	2012	2011
Health and dental care plan	57,331	43,069
FGTS Penalty	36,765	33,346
Bonus	16,374	12,966
Life insurance	21,773	20,652

Total	132,243	110,033

Current	11,624	13,282
Non-current	120,619	96,751

Significant actuarial assumptions adopted include:

Economic Factors

•	Discount rate for the actuarial obligation at present value - 8.68% p.a.

•	Average projected salary growth rate - 6.59% p.a.

•	Inflation rate (long term) - 4.5% p.a.

•	Growth rate of medical services - 8.68% p.a.

Demographic factors

•	Mortality Table for the life insurance benefit - CSO-80

•	Mortality Table for other benefits - AT 2000 Basic decreased by 10%

•	Disabled Mortality Table - RRB 1983

•	Disability Table - RRB 1944 modified

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

25.	Revenue from sale and services

	2012	2011	2010
Gross revenue from sale	54,982,899	49,729,159	43,772,024
Gross revenue from services	515,913	447,336	429,002
Sales tax	(1,318,421)	(1,283,462)	(1,536,649)
Discounts and sales returns	(261,085)	(222,770)	(178,130)
Deferred revenue (see Note 19)	118	(8,959)	(4,535)

Net revenue from sales and services	53,919,424	48,661,304	42,481,712

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

26.	Expenses by nature

The Company discloses its income statement by function and is presenting below its breakdown by nature:

	2012	2011	2010
Raw materials and materials for use and consumption	48,879,876	44,275,967	38,511,330
Freight and storage	846,621	744,053	673,133
Depreciation and amortization	696,332	580,076	530,829
Personnel expenses	1,247,874	1,146,443	1,049,639
Advertising and marketing	177,140	130,986	104,180
Services provided by third parties	138,176	158,511	132,624
Lease of real estate and equipment	71,744	63,738	51,282
Other expenses	234,327	182,931	193,972

Total	52,292,090	47,282,705	41,246,989

Classified as:
Cost of products and services sold	49,797,200	45,139,601	39,322,888
Selling and marketing	1,581,501	1,349,880	1,164,422
General and administrative	913,389	793,224	759,679

Total	52,292,090	47,282,705	41,246,989

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

27.	Income from disposal of assets

Income from disposal of assets is determined as the difference between the selling price and residual book value of the investment, property, plant and equipment or intangible asset disposed of. In 2012, the gain was of R$ 3,676 (gain of R$ 21,390 in 2011), primarily from disposal of property, plant and equipment. In 2010, the gain was R$ 78,969, including proceeds from the sale of property, plant and equipment; proceeds from the sale of interest in AGT and Petrolog, R$ 11,918; cash received in relation to Maxfácil, R$ 35,000; and the income of the position adjustment in fuel distribution pools, R$ 31,456.

28.	Financial income (expense)

	2012	2011	2010
Financial income:
Interest on financial investments	156,287	271,751	217,866
Interest from customers	58,365	46,350	43,724
Other financial income	3,409	4,271	5,375

	218,061	322,372	266,965

Financial expenses:
Interest on loans	(332,548)	(405,232)	(328,489)
Interest on debentures	(98,879)	(143,117)	(133,428)
Interest on finance leases	(3,871)	(2,148)	(1,195)
Bank charges, IOF, and other charges	(22,094)	(21,304)	(22,655)
Exchange variation, net of gains and losses with derivative instruments	(12,311)	(32,652)	(6,625)
Monetary restatement of provisions, net, and other financial expenses	(10,854)	(14,423)	(38,659)

	(480,557)	(618,876)	(531,051)

Financial income (expense)	(262,496)	(296,504)	(264,086)

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

29.	Earnings per share

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. As disclosed in Note 8.c), the Company sponsors a Deferred Stock Plan.

	2012	2011	2010
Basic earnings per share
Net income for the year of the Company	1,011,009	848,764	765,303

Weighted average shares outstanding (in thousands)	533,993	533,989	533,989
Basic earnings per share –R$	1.8933	1.5895	1.4332

	2012	2011	2010
Diluted earnings per share
Net income for the year of the Company	1,011,009	848,764	765,303

Weighted average shares outstanding (in thousands), including Deferred Stock Plan	536,171	536,072	535,848
Diluted earnings per share –R$	1.8856	1.5833	1.4282

	2012	2011	2010
Weighted average shares outstanding (in thousands)
Weighted average shares outstanding for basic per share calculation:	533,993	533,989	533,989
Dilution effect

Deferred Stock Plan	2,178	2,083	1,859

Weighted average shares outstanding for diluted per share calculation:	536,171	536,072	535,848

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

30.	Financial information for subsidiary guarantors and non-guarantor subsidiaries

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Balance Sheets

as of December 31, 2012

(in millions of Brazilian Reais)

ASSETS	LPG Issuer	Ultrapar - Parent Company - Guarantor	Oxiteno - Wholly Guarantor - Subsidiary	Total Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CURRENT ASSETS
Cash and cash equivalents	0.2	77.0	45.6	122.6	1,927.3	—	2,050.1
Financial investments	104.6	0.2	26.9	27.1	830.4	—	962.1
Trade receivables	—	—	152.5	152.5	2,472.3	(318.0)	2,306.8
Inventories	—	—	93.2	93.2	1,209.0	(2.4)	1,299.8
Recoverable taxes	—	63.3	53.6	116.9	370.2	(3.9)	483.2
Dividends receivable	—	57.0	29.2	86.2	—	(86.2)	—
Other receivables	—	0.3	0.3	0.6	24.3	(4.4)	20.5
Prepaid expenses	—	—	6.0	6.0	48.0	—	54.0

Total current assets	104.8	197.8	407.3	605.1	6,881.5	(414.9)	7,176.5

NON-CURRENT ASSETS
Financial investments	—	—	—	—	149.5	—	149.5
Trade receivables	—	—	—	—	137.4	—	137.4
Related parties	391.0	781.3	346.4	1,127.7	5.6	(1,513.4)	10.9
Deferred income and social contribution taxes	—	—	42.0	42.0	423.2	—	465.2
Recoverable taxes	—	26.0	15.1	41.1	8.0	—	49.1
Escrow deposits	—	0.2	3.0	3.2	530.8	—	534.0
Other receivables	—	—	—	—	10.9	—	10.9
Prepaid expenses	—	—	5.0	5.0	75.9	—	80.9

	391.0	807.5	411.5	1,219.0	1,341.3	(1,513.4)	1,437.9

Investments
In subsidiaries and in associates	—	5,802.7	1,910.2	7,700.3	10.6	(7,698.2)	12.7
Other	—	—	0.4	0.4	2.8	(0.4)	2.8
Property, plant and equipment	—	—	345.1	345.1	4,356.3	—	4,701.4
Intangible assets	—	246.2	68.1	314.3	1,654.3	—	1,968.6

	—	6,048.9	2,323.8	8,360.1	6,024.0	(7,698.6)	6,685.5

Total non-current assets	391.0	6,856.4	2,735.3	9,579.1	7,365.3	(9,212.0)	8,123.4

TOTAL ASSETS	495.8	7,054.2	3,142.6	10,184.2	14,246.8	(9,626.9)	15,299.9

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Balance Sheets

as of December 31, 2012

(in millions of Brazilian Reais)

LIABILITIES	LPG Issuer	Ultrapar - Parent Company - Guarantor	Oxiteno - Wholly Guarantor - Subsidiary	Total Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CURRENT LIABILITIES
Loans and debentures	—	50.4	152.3	202.7	1,530.2	(93.8)	1,639.1
Finance leases	—	—	—	—	2.0	—	2.0
Trade payables	—	0.2	326.4	326.6	1,298.5	(312.8)	1,312.3
Salaries and related charges	—	0.1	37.9	38.0	216.6	—	254.6
Taxes payable	—	3.1	3.2	6.3	101.5	—	107.8
Dividends payable	—	214.0	40.2	254.2	54.4	(86.2)	222.4
Income and social contribution taxes payable	—	—	—	—	75.4	—	75.4
Post-employment benefits	—	—	—	—	11.6	—	11.6
Provision for assets retirement obligation	—	—	—	—	3.7	—	3.7
Provision for tax, civil and labor risks	—	—	0.5	0.5	49.5	—	50.0
Other payables	—	0.2	5.5	5.7	74.0	(27.2)	52.5
Deferred revenue	—	—	—	—	18.0	—	18.0

Total current liabilities	—	268.0	566.0	834.0	3,435.4	(520.0)	3,749.4

NON-CURRENT LIABILITIES
Loans and debentures	508.9	795.5	192.7	988.2	4,273.4	(1,213.8)	4,556.7
Finance leases	—	—	—	—	40.9	—	40.9
Related parties	—	—	5.9	5.9	207.8	(209.8)	3.9
Deferred income and social contribution taxes	—	—	1.3	1.3	83.6	—	84.9
Provision for tax, civil and labor risks	—	0.5	16.3	16.8	534.8	—	551.6
Post-employment benefits	—	—	6.6	6.6	114.0	—	120.6
Provision for assets retirement obligation	—	—	—	—	66.7	—	66.7
Other payables	—	—	0.9	0.9	98.7	—	99.6
Deferred revenue	—	—	—	—	9.9	—	9.9

Total non-current liabilities	508.9	796.0	223.7	1,019.7	5,429.8	(1,423.6)	5,534.8

SHAREHOLDERS’ EQUITY
Share capital	—	3,696.8	1,393.6	5,090.4	4,034.2	(5,427.8)	3,696.8
Capital reserve	—	20.2	—	20.2	43.9	(43.9)	20.2
Revaluation reserve	—	6.7	0.6	7.3	10.7	(11.3)	6.7
Profit reserves	—	2,221.6	946.1	3,167.7	739.2	(1,685.3)	2,221.6
Treasury shares	—	(114.9)	—	(114.9)	—	—	(114.9)
Retained earnings	(13.1)	—	—	—	272.2	(259.1)	—
Additional dividends to the minimum mandatory dividends	—	147.2	—	147.2	230.4	(230.4)	147.2
Valuation adjustments	—	—	—	—	0.1	(0.1)	—
Cumulative translation adjustments	—	12.6	12.6	(12.6)	25.2	(25.2)	12.6
Non-controlling interest in subsidiaries	—	—	—	—	25.7	(0.2)	25.5

TOTAL SHAREHOLDERS’ EQUITY	(13.1)	5,990.2	2,352.9	8,330.5	5,381.6	(7,683.3)	6,015.7

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	495.8	7,054.2	3,142.6	10,184.2	14,246.8	(9,626.9)	15,299.9

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Income statements

for the year ended December 31, 2012

(in millions of Brazilian Reais)

	LPG Issuer	Ultrapar - Parent Company - Guarantor	Oxiteno -Wholly Guarantor - Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
NET REVENUE FROM SALES AND SERVICES	—	—	926.2	926.2	53,236.2	(243.0)	53,919.4
Cost of products and services sold	—	—	(718.6)	(718.6)	(49,332.4)	253.8	(49,797.2)

GROSS PROFIT	—	—	207.6	207.6	3,903.8	10.8	4,122.2

OPERATING INCOME (EXPENSES)	—	—	(186.2)	(186.2)	(2,211.8)	(15.3)	(2,413.3)

Selling and marketing	—	—	(61.2)	(61.2)	(1,494.7)	(25.6)	(1,581.5)
General and administrative	—	(0.9)	(124.3)	(125.2)	(797.2)	9.0	(913.4)
Income from disposal of assets	—	—	(0.8)	(0.8)	4.5	—	3.7
Other operating income	—	0.9	0.1	1.0	75.6	1.3	77.9

OPERATING INCOME BEFORE FINANCIAL INCOME EXPENSE AND SHARE OF PROFIT OF SUBSIDIARIES AND ASSOCIATES	—	—	21.4	21.4	1,692.0	(4.5)	1,708.9

Financial income	33.4	109.2	47.7	156.9	196.4	(168.6)	218.1
Financial expenses	(38.2)	(94.7)	(38.4)	(133.1)	(477.3)	168.0	(480.6)
Share of profit of subsidiaries and associates	—	1,023.2	146.6	1,169.8	0.3	(1,169.9)	0.2

INCOME BEFORE INCOME (EXPENSE) AND SOCIAL CONTRIBUTION TAXES	(4.8)	1,037.7	177.3	1,215.0	1,411.4	(1,175.0)	1,446.6

INCOME AND SOCIAL CONTRIBUTION TAXES	—	(26.7)	(8.0)	(34.7)	(394.1)	—	(428.8)

Current	—	(26.1)	0.8	(25.3)	(339.7)	—	(365.0)
Deferred	—	0.6	(8.8)	(9.4)	(97.8)	—	(107.2)
Tax incentives	—	—	—	—	43.4	—	43.4

NET INCOME (LOSS) FOR THE YEAR	(4.8)	1,011.0	169.3	1,180.3	1,017.3	(1,175.0)	1,017.9
Net income for the year attributable to:
Shareholders of the Company	(4.8)	1,011.0	169.3	1,180.3	1,010.5	(1,175.1)	1,011.0
Non-controlling interests in subsidiaries	—	—	—	—	6.8	0.1	6.9

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Statements of cash flows

for the year ended December 31, 2012

(in millions of Brazilian Reais)

	LPG Issuer	Ultrapar - Parent Company - Guarantor	Oxiteno - Wholly Guarantor - Subsidiary	Total Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net income for the year	(4.8)	1,011.0	169.5	1,180.3	1,017.4	(1,175.0)	1,017.9
Adjustments to reconcile net income to cash provided by operating activities
Share profit of subsidiaries and associates	—	(1,023.2)	(146.6)	(1,169.8)	(0.3)	1,169.9	(0.2)
Depreciation e amortization	—	—	47.0	47.0	649.3	—	696.3
PIS and COFINS credits on depreciation	—	—	2.1	2.1	9.6	—	11.7
Assets retirement expenses	—	—	—	—	(2.5)	—	(2.5)
Interest, monetary and exchange variations	35.5	14.1	43.4	57.5	715.5	(194.6)	613.9
Deferred income and social contribution taxes	—	0.6	8.8	9.4	97.8	—	107.2
Income from disposal of assets	—	—	0.8	0.8	(4.5)	—	(3.7)
Others	—	—	—	—	2.4	—	2.4

Dividends received from subsidiaries	—	695.0	16.4	711.4	—	(711.4)	—
(Increase) decrease in current assets
Trade receivables	—	—	15.2	15.2	(684.3)	424.0	(245.1)
Inventories	—	—	3.3	3.3	35.6	7.1	46.0
Recoverable taxes	—	(14.6)	(13.7)	(28.3)	10.7	11.8	(5.8)
Other receivables	—	1.7	0.3	2.0	(10.5)	9.8	1.3
Prepaid expenses	—	—	(0.5)	(0.5)	(10.0)	—	(10.5)
Increase (decrease) in current liabilities
Trade payables	—	0.1	223.8	223.9	363.8	(383.2)	204.5
Salaries and related charges	—	—	(3.0)	(3.0)	(14.5)	—	(17.5)
Taxes payable	—	0.7	0.5	1.2	(4.0)	—	(2.8)
Income and social contribution taxes	—	—	—	—	205.8	—	205.8
Post-employment benefits	—	—	—	—	(1.7)	—	(1.7)
Provision for tax, civil and labor risks	—	—	0.5	0.5	8.2	—	8.7
Other payables	—	—	3.5	3.5	50.1	(64.4)	(10.8)
Deferred revenue	—	—	—	—	(1.7)	—	(1.7)
(Increase) decrease in non-current assets
Trade receivables	—	—	—	—	(19.6)	—	(19.6)
Recoverable taxes	—	13.9	14.4	28.3	4.0	—	32.3
Escrow deposits	—	—	(0.2)	(0.2)	(64.4)	—	(64.6)
Other receivables	—	—	—	—	(9.6)	—	(9.6)
Prepaid expenses	—	—	2.3	2.3	(0.7)	—	1.6
Increase (decrease) in non-current liabilities
Post-employment benefits	—	—	2.6	2.6	21.3	—	23.9
Provision for tax, civil and labor risks	—	(0.5)	(3.3)	(3.8)	42.5	—	38.7
Other payables	—	—	0.2	0.2	1.5	—	1.7
Deferred revenue	—	—	—	—	1.1	—	1.1
Income and social contribution taxes paid	—	—	—	—	(169.1)	—	(169.1)

Net cash provided by operating activities	30.7	698.8	387.1	1,085.9	2,239.2	(906.0)	2,449.8

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Statements of cash flows

for the year ended December 31, 2012

(in millions of Brazilian Reais)

	LPG Issuer	Ultrapar - Parent Company - Guarantor	Oxiteno -Wholly Guarantor - Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from investing activities
Financial investments, net of redemptions	(67.5)	52.7	10.3	63.0	(115.8)	—	(120.3)
Acquisition of subsidiaries, net	—	—	(100.5)	(100.5)	(68.2)	—	(168.7)
Cash and cash equivalents of acquired subsidiaries	—	—	—	—	8.9	—	8.9
Financial investments of acquired subsidiaries		—	—	—	3.4	—	3.4
Acquisition of property, plant and equipment	—	—	(16.3)	(16.3)	(746.8)	—	(763.1)
Increase in intangible assets	—	—	(4.5)	(4.5)	(593.6)	—	(598.1)
Capital increase in subsidiaries	—	(150.0)	(21.9)	(171.9)	—	171.9	—
Proceeds from disposal of assets	—	—	0.6	0.6	65.6	—	66.2

Net cash provided by (used in) investing activities	(67.5)	(97.3)	(132.3)	(229.6)	(1,446.5)	171.9	(1,571.7)

Cash flows from financing activities
Loand and debentures
Borrowings	—	793.5	115.3	908.8	1,846.4	—	2,755.2
Repayments	—	(1,000.0)	(286.7)	(1,286.7)	(1,215.3)	64.1	(2,437.9)
Interest paid	(36.9)	(44.1)	(41.5)	(85.6)	(389.8)	180.4	(331.9)
Payment of financial lease	—	—	—	—	(4.6)	—	(4.6)
Dividends paid	—	(544.6)	(25.9)	(570.5)	(689.5)	711.4	(548.6)
Capital increase	—	—	—	—	171.9	(171.9)	—
Payment of loan with Noble Brasil S.A.	—	—	—	—	(50.0)	—	(50.0)
Sale of treasury shares	—	13.8	—	13.8	(13.8)	—	—
Related parties	72.9	78.2	(2.7)	75.5	(99.3)	(49.9)	(0.8)

Net cash used in financing activities	36.0	(703.2)	(241.5)	(944.7)	(444.0)	734.1	(618.6)

Effect of exchange rate changes on cash and cash equivalents in foreign currency	—	—	—	—	(0.4)	—	(0.4)
Increase (decrease) in cash and cash equivalents	(0.8)	(101.7)	13.3	(88.4)	348.3	—	259.1
Cash and cash equivalents at the beginning of the year	1.0	178.7	32.3	211.0	1,579.0	—	1,791.0

Cash and cash equivalents at the end of the year	0.2	77.0	45.6	122.6	1,927.3	—	2,050.1

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Balance Sheets

as of December 31, 2011

(in millions of Brazilian Reais)

ASSETS	LPG Issuer	Ultrapar - Parent Company - Guarantor	Oxiteno - Wholly Guarantor - Subsidiary	Total Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CURRENT ASSETS
Cash and cash equivalents	1.0	178.7	32.3	211.0	1,579.0	—	1,791.0
Financial investments	37.0	52.9	33.4	86.3	793.6	—	916.9
Trade receivables	—	—	167.7	167.7	1,959.0	(100.3)	2,026.4
Inventories	—	—	110.1	110.1	1,204.7	(4.7)	1,310.1
Recoverable taxes	—	48.7	40.0	88.7	389.7	(7.9)	470.5
Dividends receivable	—	73.5	1.6	75.1	0.1	(75.2)	—
Other receivables	—	2.0	0.6	2.6	23.2	(5.4)	20.4
Prepaid expenses	—	—	5.5	5.5	34.7	—	40.2

Total current assets	38.0	355.8	391.2	747.0	5,984.0	(193.5)	6,575.5

NON-CURRENT ASSETS
Financial investments	—	—	—	—	74.4	—	74.4
Trade receivables	—	—	—	—	117.7	—	117.7
Related parties	420.6	779.5	349.4	1,128.9	5.7	(1,545.0)	10.2
Deferred income and social contribution taxes	—	0.7	50.9	51.6	459.8	(1.3)	510.1
Recoverable taxes	—	39.9	29.5	69.4	12.0	—	81.4
Escrow deposits	—	0.2	2.8	3.0	466.4	—	469.4
Other receivables	—	—	—	—	1.3	—	1.3
Prepaid expenses	—	—	7.3	7.3	61.9	—	69.2

	420.6	820.3	439.9	1,260.2	1,199.2	(1,546.3)	1,333.7

Investments
In subsidiaries and in associates	—	5,291.1	1,716.1	7,007.2	6.1	(7,000.7)	12.6
Other	—	—	0.4	0.4	2.8	(0.4)	2.8
Property, plant and equipment	—	—	368.0	368.0	3,910.9	—	4,278.9
Intangible assets	—	246.2	13.6	259.8	1,279.4	—	1,539.2

	—	5,537.3	2,098.1	7,635.4	5,199.2	(7,001.1)	5,833.5

Total non-current assets	420.6	6,357.6	2,538.0	8,895.6	6,398.4	(8,547.4)	7,167.2

TOTAL ASSETS	458.6	6,713.4	2,929.2	9,642.6	12,382.4	(8,740.9)	13,742.7

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Balance Sheets

as of December 31, 2011

(in millions of Brazilian Reais)

LIABILITIES	LPG Issuer	Ultrapar - Parent Company - Guarantor	Oxiteno - Wholly Guarantor - Subsidiary	Total Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CURRENT LIABILITIES
Loans and debentures	—	1,002.5	252.6	1,255.1	1,151.6	(103.9)	2,302.8
Finance leases	—	—	—	—	2.2	—	2.2
Trade payables	—	—	102.6	102.6	1,042.8	(70.4)	1,075.0
Salaries and related charges	—	0.1	40.8	40.9	227.4	—	268.3
Taxes payable	—	2.4	2.8	5.2	104.5	—	109.7
Dividends payable	—	156.1	26.1	182.2	56.8	(75.2)	163.8
Income and social contribution taxes payable	—	—	—	—	38.6	—	38.6
Post-employment benefits	—	—	—	—	13.3	—	13.3
Provision for assets retirement obligation	—	—	—	—	7.3	—	7.3
Provision for tax, civil and labor risks	—	—	—	—	41.4	—	41.4
Other payables	—	0.2	2.0	2.2	90.6	(37.2)	55.6
Deferred revenue	—	—	—	—	19.7	—	19.7

Total current liabilities	—	1,161.3	426.9	1,588.2	2,796.2	(286.7)	4,097.7

NON-CURRENT LIABILITIES
Loans and debentures	466.2	—	261.9	261.9	3,751.3	(1,264.2)	3,215.2
Finance leases	—	—	—	—	41.4	—	41.4
Related parties	—	—	7.9	7.9	179.2	(183.1)	4.0
Deferred income and social contribution taxes	—	—	1.5	1.5	37.8	(1.3)	38.0
Provision for tax, civil and labor risks	—	1.0	19.6	20.6	492.2	—	512.8
Post-employment benefits	—	—	4.0	4.0	92.7	—	96.7
Provision for assets retirement obligation	—	—	—	—	60.3	—	60.3
Other payables	—	—	0.6	0.6	90.0	—	90.6
Deferred revenue	—	—	—	—	8.7	—	8.7

Total non-current liabilities	466.2	1.0	295.5	296.5	4,753.6	(1,448.6)	4,067.7

SHAREHOLDERS’ EQUITY
Share capital	—	3,696.8	1,393.6	5,090.4	3,827.2	(5,220.8)	3,696.8
Capital reserve	—	9.8	—	9.8	34.0	(34.0)	9.8
Revaluation reserve	—	7.0	0.6	7.6	11.0	(11.6)	7.0
Profit reserves	—	1,837.7	816.9	2,654.6	530.4	(1,347.3)	1,837.7
Treasury shares	—	(118.2)	—	(118.2)	—	—	(118.2)
Retained earnings	(7.6)	—	—	—	225.6	(218.0)	—
Additional dividends to the minimum mandatory dividends	—	122.2	—	122.2	184.9	(184.9)	122.2
Valuation adjustments	—	0.2	0.1	0.3	0.2	(0.3)	0.2
Cumulative translation adjustments	—	(4.4)	(4.4)	(8.8)	(4.5)	8.9	(4.4)
Non-controlling interest in subsidiaries	—	—	—	—	23.8	2.4	26.2

TOTAL SHAREHOLDERS’ EQUITY	(7.6)	5,551.1	2,206.8	7,757.9	4,832.6	(7,005.6)	5,577.3

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	458.6	6,713.4	2,929.2	9,642.6	12,382.4	(8,740.9)	13,742.7

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Income statements

for the year ended December 31, 2011

(in millions of Brazilian Reais)

	LPG Issuer	Ultrapar - Parent Company - Guarantor	Oxiteno - Wholly Guarantor - Subsidiary	Total Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
NET REVENUE FROM SALES AND SERVICES	—	—	808.0	808.0	48,121.0	(267.6)	48,661.4
Cost of products and services sold	—	—	(666.7)	(666.7)	(44,724.1)	251.2	(45,139.6)

GROSS PROFIT	—	—	141.3	141.3	3,396.9	(16.4)	3,521.8

OPERATING INCOME (EXPENSES)	(0.5)	0.2	(161.7)	(161.5)	(1,926.6)	18.8	(2,069.8)

Selling and marketing	—	—	(54.8)	(54.8)	(1,297.0)	1.9	(1,349.9)
General and administrative	(0.1)	(1.4)	(107.2)	(108.6)	(694.7)	10.1	(793.3)
Income from disposal of assets	—	—	0.2	0.2	21.2	—	21.4
Other operating income	(0.4)	1.6	0.1	1.7	43.9	6.8	52.0

OPERATING INCOME BEFORE FINANCIAL INCOME (EXPENSE) AND SHARE OF PROFIT OF SUBSIDIARIES AND ASSOCIATES	(0.5)	0.2	(20.4)	(20.2)	1,470.3	2.4	1,452.0

Financial income	35.1	161.1	65.2	226.3	281.2	(220.2)	322.4
Financial expenses	(34.9)	(139.6)	(63.3)	(202.9)	(600.1)	219.0	(618.9)
Share of profit of subsidiaries and associates	—	851.4	116.8	968.2	(1.0)	(967.0)	0.2

INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	(0.3)	873.1	98.3	971.4	1,150.4	(965.8)	1,155.7

INCOME AND SOCIAL CONTRIBUTION TAXES	—	(24.3)	10.9	(13.4)	(287.5)	—	(300.9)

Current	—	(24.8)	5.0	(19.8)	(223.4)	—	(243.2)
Deferred	—	0.5	5.9	6.4	(92.3)	—	(85.9)
Tax incentives	—	—	—	—	28.2	—	28.2

NET INCOME (LOSS) FOR THE YEAR	(0.3)	848.8	109.2	958.0	862.9	(965.8)	854.8
Net income for the year attributable to:
Shareholders of the Company	(0.3)	848.8	109.2	958.0	856.9	(965.8)	848.8
Non-controlling interests in subsidiaries	—	—	—	—	6.0	—	6.0

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Statements of cash flows

for the year ended December 31, 2011

(in millions of Brazilian Reais)

	LPG Issuer	Ultrapar - Parent Company - Guarantor	Oxiteno - Wholly Guarantor - Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net income for the year	(0.3)	848.8	109.2	958.0	862.9	(965.8)	854.8
Adjustments to reconcile net income to cash provided by operating activities
Share profit of subsidiaries and associates	—	(851.4)	(116.8)	(968.2)	1.0	967.0	(0.2)
Depreciation e amortization	—	—	44.8	44.8	535.3	—	580.1
PIS and COFINS credits on depreciation	—	—	2.2	2.2	7.9	—	10.1
Assets retirement expenses	—	—	—	—	(3.0)	—	(3.0)
Interest, monetary and exchange variations	37.7	30.6	25.5	56.1	898.1	(255.9)	736.0
Deferred income and social contribution taxes	—	(0.5)	(5.9)	(6.4)	92.3	—	85.9
Income from disposal of assets	—	—	(0.2)	(0.2)	(21.2)	—	(21.4)
Others	—	—	0.7	0.7	1.8	—	2.5

Dividends received from subsidiaries	—	335.4	83.8	419.2	—	(419.2)	—
(Increase) decrease in current assets
Trade receivables	—	—	(17.7)	(17.7)	(321.0)	35.6	(303.1)
Inventories	—	—	(22.6)	(22.6)	(147.5)	5.8	(164.3)
Recoverable taxes	—	21.2	(4.7)	16.5	(130.9)	(0.7)	(115.1)
Other receivables	—	(1.2)	0.5	(0.7)	(4.0)	3.1	(1.6)
Prepaid expenses	—	—	(1.6)	(1.6)	(3.4)	—	(5.0)
Increase (decrease) in current liabilities
Trade payables	(9.0)	(0.1)	30.6	30.5	158.5	(24.4)	155.6
Salaries and related charges	—	—	4.1	4.1	34.5	—	38.6
Taxes payable	—	2.3	0.6	2.9	(51.2)	—	(48.3)
Income and social contribution taxes	—	—	(0.7)	(0.7)	94.0	—	93.3
Other payables	—	—	0.9	0.9	51.1	(15.6)	36.4
(Increase) decrease in non-current assets
Trade receivables	—	—	—	—	(21.1)	—	(21.1)
Recoverable taxes	—	(30.9)	(4.4)	(35.3)	8.9	—	(26.4)
Escrow deposits	—	—	(0.1)	(0.1)	(88.5)	—	(88.6)
Other receivables	—	—	—	—	(0.6)	—	(0.6)
Prepaid expenses	—	—	(3.5)	(3.5)	(25.1)	—	(28.6)
Increase (decrease) in non-current liabilities
Provision for tax, civil and labor risks	—	(2.2)	(3.0)	(5.2)	46.9	—	41.7
Other payables	—	—	0.8	0.8	33.1	—	33.9
Income and social contribution taxes paid	—	—	—	—	(131.5)	—	(131.5)

Net cash provided by operating activities	28.4	352.0	122.5	474.5	1,877.3	(670.1)	1,710.1

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Statements of cash flows

for the year ended December 31, 2011

(in millions of Brazilian Reais)

	LPG Issuer	Ultrapar - Parent Company - Guarantor	Oxiteno - Wholly Guarantor - Subsidiary	Total Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from investing activities
Financial investments, net of redemptions	(34.5)	(40.1)	(33.4)	(73.5)	(305.4)	—	(413.4)
Disposal (acquisition) of investments, net	—	—	—	—	(76.4)	—	(76.4)
Cash of acquired subsidiaries (sold)	—	—	—	—	2.1	—	2.1
Acquisition of property, plant and equipment	—	—	(15.2)	(15.2)	(690.4)	—	(705.6)
Increase in intangible assets	—	—	(4.6)	(4.6)	(361.2)	—	(365.8)
Capital increase in subsidiaries	—	(320.0)	(230.0)	(550.0)	—	550.0	—
Capital reduction	—	500.0	—	500.0	—	(500.0)	—
Proceeds from disposal of assets	—	—	1.0	1.0	100.2	—	101.2

Net cash provided by (used in) investing activities	(34.5)	139.9	(282.2)	(142.3)	(1,331.1)	50.0	(1,457.9)

Cash flows from financing activities
Loans and debentures
Borrowings	—	—	103.4	103.4	872.2	—	975.6
Repayments	—	(200.0)	(260.3)	(460.3)	(798.6)	32.4	(1,226.5)
Interest paid	(31.1)	(134.2)	(67.9)	(202.1)	(327.3)	212.4	(348.1)
Payment of financial lease	—	—	—	—	(7.0)	—	(7.0)
Dividends paid	—	(501.8)	(14.2)	(516.0)	(405.2)	419.2	(502.0)
Capital increase	—	—	320.0	320.0	230.0	(550.0)	—
Capital reduction	—	—	—	—	(500.0)	500.0	—
Acquisition of non-controlling interests	—	—	—	—	(0.1)	—	(0.1)
Sale of treasury shares	—	3.8	—	3.8	(3.8)	—	—
Related parties	38.0	111.3	48.8	160.1	(200.4)	6.1	3.8

Net cash used in financing activities	6.9	(720.9)	129.8	(591.1)	(1,140.2)	620.1	(1,104.3)

Effect of exchange rate changes on cash and cash equivalents in foreign currency	—	—	—	—	0.7	—	0.7

Increase (decrease) in cash and cash equivalents	0.8	(229.0)	(29.9)	(258.9)	(593.3)	—	(851.4)
Cash and cash equivalents at the beginning of the year	0.2	407.7	62.2	469.9	2,172.3	—	2,642.4

Cash and cash equivalents at the end of the year	1.0	178.7	32.3	211.0	1,579.0	—	1,791.0

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Income statements

for the year ended December 31, 2010

(in millions of Brazilian Reais)

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno -Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
NET REVENUE FROM SALES AND SERVICES	—	—	754.4	754.4	41,984.7	(257.4)	42,481.7
Cost of products and services sold			(624.1)	(624.1)	(38,944.9)	246.1	(39,322.9)

GROSS PROFIT	—	—	130.3	130.3	3,039.8	(11.3)	3,158.8

OPERATING INCOME (EXPENSES)	(15.9)	0.9	(168.6)	(167.7)	(1,666.2)	15.5	(1,834.3)

Selling and marketing	—	—	(46.0)	(46.0)	(1,121.9)	3.5	(1,164.4)
General and administrative	0.1	(0.8)	(100.4)	(101.2)	(664.1)	5.5	(759.7)
Income from disposal of assets	—	—	(22.7)	(22.7)	101.7	—	79.0
Other operating income	(16.0)	1.7	0.5	2.2	18.1	6.5	10.8

OPERATING INCOME BEFORE FINANCIAL INCOME (EXPENSE) AND SHARE OF PROFIT OF SUBSIDIARIES AND ASSOCIATES	(15.9)	0.9	(38.3)	(37.4)	1,373.6	4.2	1,324.5

Financial income	32.6	146.8	56.4	203.2	199.3	(168.1)	267.0
Financial expenses	(31.2)	(133.6)	(62.9)	(196.5)	(471.5)	168.1	(531.1)
Share of profit of subsidiaries and associates	—	755.5	99.9	855.4	—	(855.4)	—

INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	(14.5)	769.6	55.1	824.7	1,101.4	(851.2)	1,060.4

INCOME AND SOCIAL CONTRIBUTION TAXES	—	(4.4)	4.6	0.2	(295.4)	—	(295.2)

Current		(4.4)	0.9	(3.5)	(167.9)	(19.8)	(191.2)
Deferred		—	3.7	3.7	(138.4)	—	(134.7)
Tax incentives				—	10.9	19.8	30.7

NET INCOME (LOSS) FOR THE YEAR	(14.5)	765.2	59.7	824.9	806.0	(851.2)	765.2
Net income for the year attributable to:
Shareholders of the Company	(14.5)	765.2	59.7	824.9	806.1	(851.2)	765.3
Non-controlling interests in subsidiaries	—	—	—	—	(0.1)	—	(0.1)

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Statements of cash flows

for the year ended December 31, 2010

(in millions of Brazilian Reais)

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno -Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net income for the year	(14.5)	765.2	59.7	824.9	806.0	(851.2)	765.2
Adjustments to reconcile net income to cash provided by operating activities
Share profit of subsidiaries and associates	—	(755.5)	(99.9)	(855.4)	—	855.4	—
Depreciation e amortization	—	—	46.1	46.1	484.7	—	530.8
PIS and COFINS credits on depreciation	—	—	2.2	2.2	7.4	—	9.6
Assets retirement expenses	—	—	—	—	(5.8)	—	(5.8)
Interest, monetary and exchange variations	16.9	37.3	39.6	76.9	405.7	(84.9)	414.6
Deferred income and social contribution taxes	—	—	(3.7)	(3.7)	138.4	—	134.7
Income from disposal of assets	—	—	22.7	22.7	(101.7)	—	(79.0)
Others	—	—	—	—	0.5	0.5	1.0
Dividends received from subsidiaries	—	464.8	23.1	487.9	(0.0)	(487.9)	—
(Increase) decrease in current assets
Trade receivables	—	—	(33.9)	(33.9)	(49.6)	(11.2)	(94.7)
Inventories	—	—	(14.8)	(14.8)	(115.4)	(1.1)	(131.3)
Recoverable taxes	—	(31.6)	(10.9)	(42.5)	6.5	1.7	(34.3)
Other receivables	—	(0.8)	(0.1)	(0.9)	24.6	(6.8)	16.9
Prepaid expenses	—	—	(2.0)	(2.0)	(6.3)	—	(8.3)
Increase (decrease) in current liabilities
Trade payables	9.0	(9.9)	10.5	0.6	(8.2)	19.7	21.1
Salaries and related charges	—	—	18.3	18.3	36.1	—	54.4
Taxes payable	—	(1.4)	1.1	(0.3)	36.8	—	36.5
Income and social contribution taxes	—	—	0.7	0.7	33.6	—	34.3
Other payables	—	(0.6)	0.6	—	(1.1)	—	(1.1)
(Increase) decrease in non-current assets
Trade receivables	—	—	—	—	(11.2)	—	(11.2)
Recoverable taxes	—	8.1	(9.3)	(1.2)	0.2	—	(1.0)
Escrow deposits	—	—	—	—	(72.3)	—	(72.3)
Other receivables	—	—	—	—	0.8	—	0.8
Prepaid expenses	—	—	(0.1)	(0.1)	6.8	—	6.7
Increase (decrease) in non-current liabilities
Provision for tax, civil and labor risks	—	(0.2)	(7.0)	(7.2)	(100.1)	—	(107.3)
Other payables	—	—	3.4	3.4	24.4	—	27.8

Net cash provided by operating activities	11.4	475.4	46.3	521.7	1,540.8	(565.8)	1,508.1

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Statements of cash flows

for the year ended December 31, 2010

(in millions of Brazilian Reais)

	LPG Issuer	Ultrapar - Parent Company Guarantor	Oxiteno -Wholly Owned Guarantor Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from investing activities
Financial investments, net of redemptions	(0.3)	(12.8)	2.8	(10.0)	(120.2)	—	(130.5)
Disposal (acquisition) of investments, net	—	—	(104.5)	(104.5)	33.6	103.7	32.8
Capital reduction	—	250.0	0.2	250.2	(450.2)	200.0	—
Cash of acquired subsidiaries (sold)	—	—	—	—	(0.1)	—	(0.1)
Acquisition of property, plant and equipment	—	—	(28.0)	(28.0)	(642.7)	—	(670.7)
Increase in intangible assets	—	—	(3.3)	(3.3)	(234.4)	—	(237.7)
Proceeds from disposal of assets	—	—	0.5	0.5	67.2	—	67.7
Cash received in relation to Maxfacil	—	—	—	—	35.0	—	35.0

Net cash provided by (used in) investing activities	(0.3)	237.2	(132.3)	104.9	(1,311.8)	303.7	(903.5)

Cash flows from financing activities
Loand and debentures
Borrowings	—	—	119.6	119.6	2,355.6	—	2,475.2
Repayments	(30.3)	(118.9)	(206.7)	(325.6)	(1,770.7)	169.5	(1,957.1)
Payment of financial lease	—	—	—	—	(11.2)	—	(11.2)
Dividends paid	—	(334.9)	(12.6)	(347.5)	(479.7)	487.9	(339.3)
Capital contributions to subsidiaries	—	—	200.0	200.0	103.7	(303.7)	—
Reduction in minority interest	—	—	—	—	(11.4)	—	(11.4)
Sale of treasury shares	—	7.0	—	7.0	—	(7.0)	—
Related parties	18.1	83.0	(1.1)	81.9	(18.0)	(84.6)	(2.6)

Net cash used in financing activities	(12.2)	(363.8)	99.2	(264.6)	168.3	262.1	153.6

Effect of exchange rate changes on cash and cash equivalents in foreign currency	—	—	—	—	(3.3)	—	(3.3)
Increase (decrease) in cash and cash equivalents	(1.1)	348.8	13.2	362.0	394.0	(0.0)	754.9
Cash and cash equivalents at the beginning of the year	1.3	58.9	49.0	107.9	1,778.3	0.0	1,887.5

Cash and cash equivalents at the end of the year	0.2	407.7	62.2	469.9	2,172.3		2,642.4