Form 20-F
period 2013-12-31
ULTRAPAR HOLDINGS INC
filed 2014-04-30
CIK 1094972

As filed with the Securities and Exchange Commission on April 30, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

The number of outstanding shares of each class as of December 31, 2013.

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

INTRODUCTION

Ultrapar is a Brazilian company with more than 75 years of history, with leading positions in the markets in which it operates: specialized distribution and retail through Ultragaz, Ipiranga and Extrafarma, production of specialty chemicals through Oxiteno and liquid bulk storage services through Ultracargo. Ultragaz is the leader in liquid petroleum gas distribution in Brazil with a 23% market share in 2013 and one of the largest independent liquid petroleum gas distributors in the world in terms of volume sold. We deliver liquid petroleum gas to an estimated 11 million households using our vehicle fleet and a network of approximately 4,800 independent retailers in the bottled segment and to approximately 46 thousand customers in the bulk segment. Ipiranga is the second largest fuel distributor in Brazil, with a network of 6,725 service stations and a 22% market share in 2013. Oxiteno is one of the largest producers of ethylene oxide and its main derivatives in Latin America, a major producer of specialty chemicals and the sole producer of fatty-alcohols and related by-products in Latin America. Oxiteno has eleven industrial units in Brazil, Mexico, the United States, Uruguay and Venezuela and commercial offices in Argentina, Belgium, China and Colombia. Ultracargo has a leading position in its sector, being the largest provider of storage for liquid bulk in Brazil, with seven terminals and a storage capacity of 787 thousand cubic meters as of December 31, 2013. Extrafarma is one of the leading drugstore chains in Brazil, with operations in the North and Northeast of Brazil, with 195 drugstores in December 2013. The Extrafarma Transaction closed on January 31, 2014 and, accordingly, Extrafarma’s results of operations were consolidated into Ultrapar’s results of operations as from February 1, 2014. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments — Description of the Extrafarma Transaction.”

References in this annual report to “Ultrapar”, “we”, “our”, “us” and “the Company” are to Ultrapar Participações S.A. and its consolidated subsidiaries (unless the context otherwise requires). In addition, all references in this annual report to:

•	“ABTL” are to Associação Brasileira de Terminais de Líquidos, the Brazilian association of liquid bulk terminal operators;

•	“ABIHPEC” are to Associação Brasileira da Indústria de Higiene Pessoal, Perfumaria e Cosméticos, the Brazilian association of personal care products;

•	“ABIQUIM” are to Associação Brasileira da Indústria Química, the Brazilian association of chemical industries;

•	“ABRAFARMA” are to Associação Brasileira de Redes de Farmácias e Drogarias, the Brazilian association of pharmacy and drugstore chains;

•	“ADRs” are to the American Depositary Receipts evidencing our ADSs;

•

“ADSs” are to our American Depositary Shares, each representing (i) one common share, with respect to any period on or after August 17, 2011; or (ii) one non-voting preferred share, with respect to any period prior to August 17, 2011;

•	“AGT” are to AGT Armazéns Gerais e Transporte Ltda.;

•	“am/pm” are to Ipiranga’s convenience stores franchise network that operate under the brand am/pm, managed by am/pm Comestíveis Ltda. and Conveniência Ipiranga Norte Ltda.;

•	“American Chemical” are to American Chemical I.C.S.A., a company that was acquired by Oxiteno in November 2012;

•	“ANFAVEA” are to Associação Nacional dos Fabricantes de Veículos Automotores, the Brazilian association of vehicle producers;

•	“ANP” are to the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis, the Brazilian oil, natural gas and biofuels regulatory agency;

•	“ANVISA” are to the Agência Nacional de Vigilância Sanitária, the Brazilian health surveillance agency;

•	“Arch Andina” are to Arch Química Andina, C.A., a company that was acquired by Oxiteno in September 2007;

•	“Aqces” are to Aqces Logística Internacional Ltda.;

•	“BM&FBOVESPA” are to the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros, the São Paulo Stock Exchange;

•	“Braskem” are to Braskem S.A. and Quattor Participações S.A. (“Quattor”), currently Braskem Qpar S.A., acquired by Braskem in April 2010;

•

“Brazilian Corporate Law” are to Law No. 6,404 enacted in December 1976, as amended by Law No. 9,457 enacted in May 1997, by Law No. 10,303 enacted in October 2001, by Law No. 11,638 enacted in December 2007, by Law No. 11,941/09 enacted in May 2009, and by Law No. 12,431 enacted in June 2011;

•	“Brazilian government” are to the federal government of the Federative Republic of Brazil;

•	“Canamex” are to the chemical business formerly owned by the Berci Group, a company that was acquired by Oxiteno in December 2003;

•	“CBPI” are to Companhia Brasileira de Petróleo Ipiranga, a company that was merged into IPP in November 2009;

•	“CBL” are to Chevron Brasil Ltda. (currently IPP), a former subsidiary of Chevron that, together with Galena, held Texaco;

•	“CDI” are to the Brazilian money market interest rate (Certificados de Depósito Interbancário);

•	“Central Bank” are to the Banco Central do Brasil, the Brazilian central bank;

•	“Chevron” are to Chevron Latin America Marketing LLC and Chevron Amazonas LLC;

•	“Cia Ultragaz” are to Companhia Ultragaz S.A.;

•	“ConectCar” are to ConectCar Soluções de Mobilidade Eletrônica S.A., a joint venture formed by Ipiranga and Odebrecht TransPort Participações S.A. in November 2012;

•

“Conversion” are to the conversion of all preferred shares issued by the company into common shares, at a ratio of 1 (one) preferred share for 1 (one) common share, as approved at the extraordinary general shareholders’ meeting and the special preferred shareholders’ meeting, both held on June 28, 2011;

•	“CVM” are to Comissão de Valores Mobiliários, the Securities and Exchange Commission of Brazil;

•

“ICVM 527/12” are to CVM Instruction No. 527/12, issued by CVM on October 4, 2012, which governs the voluntary disclosure by listed companies in Brazil of EBITDA — Earnings Before Interest, Taxes, Depreciation and Amortization, and EBIT— Earnings Before Interest and Taxes, for the results disclosed from January 1, 2013 onwards;

•	“Deposit Agreement” are to the Deposit Agreement between Ultrapar Participações S.A. and the Bank of New York Mellon, dated September 16, 1999, and all subsequent amendments thereto;

•	“DNP” are to Distribuidora Nacional de Petróleo Ltda., a company that was acquired by Ipiranga in October 2010;

•	“DPPI” are to Distribuidora de Produtos de Petróleo Ipiranga S.A., a company that was merged into CBPI in December 2008;

•	“EMCA” are to Empresa Carioca de Produtos Químicos S.A.;

•	“Extrafarma” are to Imifarma Produtos Farmacêuticos e Cosméticos S.A.;

•

“Extrafarma Transaction” are to the association of Ultrapar with Extrafarma, as described in “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments — Description of the Extrafarma Transaction.”

•	“FGTS” are to Fundo de Garantia do Tempo de Serviço, the Brazilian government severance indemnity fund;

•	“Galena” are to Sociedade Anônima de Óleo Galena Signal, a former subsidiary of Chevron that, together with CBL, held Texaco;

•	“IAS” are to International Accounting Standard;

•	“IFRS” are to International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IASB”);

•	“IGP-M” are to General Index of Market Prices of Brazilian inflation, calculated by the Getulio Vargas Foundation;

•	“IMS Health” are to IMS Health Holdings, Inc.;

•	“Ipiranga” are to Ultrapar’s subsidiaries that operate in the fuel distribution business and related activities;

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

•	“IPP” are to Ipiranga Produtos de Petróleo S.A., formerly CBL;

•	“Key Shareholders” are to Ipiranga Group’s former controlling shareholders prior to the closing of the Ipiranga Group SPA;

•	“Latin America” are to countries in America other than the United States and Canada;

•	“LPG” are to liquefied petroleum gas;

•	“LPG International” are to LPG International Inc.;

•	“Maxfácil” are to Maxfácil Participações S.A., a company that was split between the partners in proportion to their shareholdings and subsequently merged by each partner in November 2012;

•	“NYSE” are to the New York Stock Exchange;

•	“Northern Distribution Business” are to former CBPI’s fuel and lubricant distribution businesses located in the North, Northeast and Midwest regions of Brazil;

•	“Novo Mercado” are to Novo Mercado listing segment of BM&FBOVESPA;

•	“Oleoquímica” are to Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.;

•	“Oxiteno Andina” are to the business of Oxiteno carried out in Venezuela;

•	“Oxiteno Mexico” are to the business of Oxiteno carried out in Mexico;

•	“Oxiteno Nordeste” are to Oxiteno Nordeste S.A. Indústria e Comércio;

•	“Oxiteno Overseas” are to Oxiteno Overseas Co.;

•	“Oxiteno USA” are to Oxiteno USA LLC, the business of Oxiteno carried out in the United States;

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

•

“Ultra S.A.” are to Ultra S.A. Participações, a holding company owned by members of the founding family and senior management of Ultrapar.Ultra S.A. is the largest shareholder of Ultrapar, holding 22% of its total capital stock. Prior to the Conversion, Ultra S.A. owned 66% of the voting capital of Ultrapar;

•	“Ultracargo” are to Ultracargo Operações Logísticas e Participações Ltda., our wholly owned subsidiary and its subsidiaries that provide storage, handling and logistics services for liquid bulk cargo;

•	“Ultragaz” are to Ultrapar’s subsidiaries that operate in the distribution of LPG;

•	“União Terminais” are to União Terminais e Armazéns Gerais Ltda., a company that was merged into Tequimar in December 2008;

•	“União/Vopak” are to União/Vopak Armazéns Gerais Ltda., a company in which União Terminais had a 50% stake;

•	“Unipar” are to União das Indústrias Petroquímicas S.A.;

•	“U.S. Holder” has the meaning given in “Item 10. Additional Information – E. Taxation – Material U.S. Federal Income Tax Considerations”;

•	“US$”, “dollar”, “dollars” or “U.S. dollars” are to the United States dollar; and

•

“2014 Ultra S.A. Shareholders’ Agreement” has the meaning given in “Item 4.A. Information on the Company — History and Development of the Company”, “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders” and “Item 10. Additional Information — Material Contracts”.

Unless otherwise specified, data related to (i) the Brazilian petrochemical industry included in this annual report were obtained from ABIQUIM, (ii) the LPG business were obtained from Sindigás and ANP, (iii) the fuel distribution business were obtained from Sindicom and ANP, (iv) the liquid bulk storage industry were obtained from ABTL, and (v) the retail pharmacy sector were obtained from ABRAFARMA, IMS Health and ABIHPEC.

PRESENTATION OF FINANCIAL INFORMATION

Our audited consolidated financial statements included in Item 18 were prepared in accordance with IFRS and include our consolidated balance sheets as of December 31, 2013, December 31, 2012 and January 1, 2012 and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2013, 2012 and 2011, as well as notes thereto.

The following standards became effective on January 1, 2013 and have impacted the company’s financial information previously disclosed for December 31, 2012, 2011, 2010 and 2009:

(i)	adoption of IFRS 11 (joint arrangements): Ultrapar’s investments in RPR, Maxfácil, Uniăo Vopak Armazéns Gerais Ltda. and ConectCar are no longer proportionally consolidated and are accounted for using the equity method; and

(ii)	amendments to IAS 19 Revised (employee benefits): actuarial gains and losses are no longer recognized in the income statement and are recognized in shareholders’ equity as accumulated other comprehensive income. Past service costs are recognized in retained earnings under shareholders’ equity on the date of transition thereafter recognized in income statements when measured.

The presentation of the restated information as a result of the adoption of IFRS 11 is mandatory for the years ended December 31, 2012 and 2011 and is optional for the years ended December 31, 2010 and 2009. However, for the convenience of the reader and to provide comparability among the periods covered by the present document, the information for the years ended December 31, 2010 and 2009 presented in this annual report has been retrospectively restated to reflect the changes resulting from the adoption of IFRS 11. The presentation of the restated information as a result of the adoption of IAS 19 Revised is mandatory for all periods covered in this annual report and are presented accordingly. Therefore, all financial information presented in this document was prepared in accordance with IAS 19 R2011 and IFRS 11, which differs from the information previously disclosed. For further information about the adoption of these standards with respect to our financial statements as of and for the years ended December 31, 2012 and 2011, see Note 2.v of our audited consolidated financial statements.

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

On April 17, 2014 the exchange rate for Reais into U.S. dollars was R$2.248 to US$1.00, based on the commercial selling rate as reported by the Central Bank. The commercial selling rate was R$2.343 to US$1.00 on December 31, 2013, and R$2.044 to US$1.00 on December 31, 2012. The Real/dollar exchange rate fluctuates widely, and the current commercial selling rate may not be indicative of future exchange rates. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates” for information regarding exchange rates for the Brazilian currency. Solely for the convenience of the reader, we have translated some amounts included in “Item 3.A. Key Information — Selected Consolidated Financial Information” and elsewhere in this annual report from Reais into U.S. dollars using the commercial selling rate as reported by the Central Bank at December 31, 2013 of R$2.343 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. Such translations should not be construed as representations that the Real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

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

Market share and economic information

All market share information, unless otherwise specified, related to (i) the LPG business was obtained from ANP, (ii) the fuel distribution business was obtained from Sindicom and ANP and (iii) the liquid bulk storage industry was obtained from ABTL. Unless otherwise specified, all macroeconomic data are obtained from the Instituto Brasileiro de Geografia e Estatística—IBGE, Fundação Getulio Vargas—FGV and the Central Bank. Although we do not have any reason to believe any of this information is inaccurate in any material respect, we have not independently verified any such information.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act subject to risks and uncertainties, including our estimates, plans, forecasts and expectations regarding future events, strategies and projections. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or revise any forward-looking statements after we distribute this annual report because of new information, future events and other factors. Words such as “believe”, “expect”, “may”, “will”, “plan”, “strategy”, “prospect”, “foresee”, “estimate”, “project”, “anticipate”, “can”, “intend” and similar words are intended to identify forward-looking statements. We have made forward-looking statements with respect to, among other things, our:

•	strategy for marketing and operational expansion;

•	capital expenditures forecasts; and

•	development of additional sources of revenue.

The risks and uncertainties described above include, but are not limited to:

•	the effect of the global economic situation on the Brazilian and Latin American economic condition;

•	general economic and business conditions, including the price of crude oil and other commodities, refining margins and prevailing foreign exchange rates;

•	competition;

•	ability to produce and deliver products on a timely basis;

•	ability to anticipate trends in the LPG, fuels, chemicals, logistics and retail pharmacy industries, including changes in capacity and industry price movements;

•	changes in official regulations;

•	receipt of official authorizations and licenses;

•	political, economic and social events in Brazil;

•	access to sources of financing and our level of indebtedness;

•	ability to integrate acquisitions;

•	regulatory issues relating to acquisitions;

•	instability and volatility in the financial markets;

•	availability of tax benefits; and

•	other factors contained in this 20-F under “Item 3.D. Key Information—Risk Factors.”

Forward-looking statements involve risks and uncertainties and are not a guarantee of future results. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this annual report might not occur and our future results may differ materially from those expressed in or suggested by these forward-looking statements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Consolidated Financial Data

We have selected the following consolidated financial data from our audited consolidated financial statements, for the periods indicated. You should read our selected consolidated financial data in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto included in this annual report. Our consolidated financial statements are prepared in Reais in accordance with IFRS. The consolidated balance sheets, income statements and cash flows as of and for the years ended December 31, 2013, 2012 and 2011 are derived from our audited consolidated financial statements included in this annual report. The consolidated balance sheets, income statements and cash flows as of and for the years ended

December 31, 2010 and 2009 presented in this annual report have been retrospectively restated for the convenience of the reader as a consequence of the adoption of new and amended IFRS standards effective as of January 1, 2013. See “Presentation of Financial Information” and “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Critical accounting policies.” The following table presents our selected financial information in accordance with IFRS at the dates and for each of the periods indicated.

	Years Ended December 31
	2013 (1)	2013	2012 (2)	2011 (2)	2010 (2)	2009 (2)
	(in millions, except per share data)
Income statements data:	US$	R$	R$	R$	R$	R$
Net revenue from sales and services	26,013.9	60,940.2	53,868.9	48,628.7	42,469.7	36,096.3
Cost of products and services sold	(23,975.7)	(56,165.4)	(49,768.1)	(45,124.3)	(39,348.4)	(33,493.3)

Gross profit	2,038.3	4,774.9	4,100.8	3,504.4	3,121.3	2,603.0
Operating income (expenses)
Selling and marketing	(749.8)	(1,756.4)	(1,579.6)	(1,348.6)	(1,162.1)	(1,019.2)
General and administrative	(432.1)	(1,012.3)	(891.1)	(773.7)	(760.4)	(745.3)
Income from disposal of assets	17.2	40.3	3.7	21.4	78.7	18.8
Other operating income, net	41.7	97.6	74.1	52.2	10.8	19.3
Operating income before financial income (expenses) and share of profit of joint ventures and associates	915.2	2,144.0	1,707.9	1,455.7	1,288.3	876.6
Financial income	102.7	240.6	208.2	309.1	256.0	167.8
Financial expenses	(246.8)	(578.2)	(478.5)	(616.6)	(527.4)	(453.5)
Share of profit of joint ventures and associates	(2.1)	(5.0)	10.5	13.9	28.0	29.1

Income before income and social contribution taxes	769.0	1,801.4	1,448.0	1,162.0	1,044.8	620.0
Income and social contribution taxes
Current	(228.2)	(534.5)	(356.3)	(238.6)	(181.8)	(173.3)
Deferred	(38.8)	(91.0)	(108.4)	(91.3)	(132.5)	(26.6)
Taxes incentives — SUDENE	22.5	52.8	43.4	28.2	30.7	20.6

	(244.5)	(572.7)	(421.3)	(301.7)	(283.6)	(179.3)

Net income for the year	524.5	1,228.7	1,026.8	860.3	761.2	440.7
Net income for the year attributable to:

Shareholders of the company	523.0	1,225.1	1,019.9	854.3	761.3	437.1

Non-controlling interests in subsidiaries	1.5	3.6	6.9	6.0	(0.1)	3.6

Earnings per share (3)
Basic	0.98	2.29	1.91	1.60	1.43	0.82

Diluted	0.97	2.28	1.90	1.59	1.42	0.82

Dividends per share (4)	0.58	1.37	1.17	0.98	0.80	0.52

Other financial data
Cash flows from operating activities (5)	905.3	2,120.7	2,443.7	1,673.7	1,487.6	1,760.8
Cash flows from investing activities (5)	(549.8)	(1,287.9)	(1,565.0)	(1,445.2)	(887.1)	(1,640.2)
Cash flows from financing activities (5)	(247.1)	(578.9)	(622.7)	(1,093.7)	166.6	478.7
Depreciation and amortization (6)	332.5	778.9	693.1	578.0	528.2	527.1
EBITDA(7)	1,245.6	2,918.0	2,411.4	2,047.5	1,844.5	1,432.8
Net debt (8)	(1,462.4)	(3,425.9)	(3,084.0)	(2,882.8)	(2,254.9)	(2,199.5)
Number of common shares (in thousands) (9)	544,384.0	544,384.0	544,384.0	544,384.0	197,719.6	197,719.6
Number of preferred shares (in thousands) (9)	—	—	—	—	346,664.4	346,664.4

(1)	The figures in Reais for December 31, 2013 have been converted into U.S. dollars using the exchange rate of US$1.00 = R$2.343, which is the commercial rate reported by the Central Bank on this date. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this annual report as a statement that the amounts in Reais currently represent such values in U.S. dollars. Additionally, you should not interpret such conversions as statements that the amounts in Reais have been, could have been or could be converted into U.S. dollars at this or any other foreign exchange rates. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates.”
(2)	See “Presentation of Financial Information.”
(3)	Earnings per share are calculated based on the net income attributable to Ultrapar’s shareholders and the weighted average shares outstanding during each of the years presented. Earnings per share have been retroactively adjusted for the 1:4 stock split approved in the extraordinary general shareholders’ meeting held on February 10, 2011 described under “Item 4.A. Information on the Company — History and Development of the Company.”
(4)	See “Item 8.A. Financial Information — Consolidated Statements and Other Financial Information — Dividends and Distribution Policy” for information regarding declaration and payment of dividends. Dividends per share were retroactively adjusted for the 1:4 stock split approved in the extraordinary general shareholders’ meeting held on February 10, 2011 described under “Item 4.A. Information on the Company — History and Development of the Company.”
(5)	Cash flows information has been prepared in accordance with IFRS for all periods presented.
(6)	Represents depreciation and amortization expenses included in cost of products and services sold and in selling, marketing, general and administrative expenses.
(7)	EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented in this document in accordance with ICVM 527/12 and represents our net income before (i) income and social contribution taxes, (ii) net financial expense (income) and (iii) depreciation and amortization. The purpose of including EBITDA information is to provide a measure used by management for internal assessment of our operating results, and because a portion of our employee profit sharing plan is linked directly or indirectly to EBITDA performance. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. We also calculate EBITDA in connection with covenants related to some of our financing, as described in Note 14 to our consolidated financial statements. We believe EBITDA allows a better understanding not only of our financial performance but also of our capacity of meeting the payment of interest and principal from our debt and of obtaining resources for our investments and working capital. Our definition of EBITDA may differ from, and, therefore, may not be comparable with similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because EBITDA excludes net financial expense (income), income and social contribution taxes and depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income and social contribution taxes, depreciation and amortization. EBITDA is not a measure of financial performance under IFRS, and it should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expense (income), income and social contribution taxes, depreciation and amortization. The tables below provide a reconciliation of net income and operating income to EBITDA for Ultrapar and a reconciliation of operating income to EBITDA for Ultragaz, Ipiranga, Oxiteno and Ultracargo for the years ended December 31, 2013, 2012, 2011, 2010 and 2009:

	Ultrapar
	Reconciliation of net income to EBITDA
	Years ended December 31
	2013	2012 (2)	2011 (2)	2010 (2)	2009 (2)
	(in millions of Reais)
Net income	1,228.7	1,026.8	860.3	761.2	440.7
Depreciation and amortization	778.9	693.1	578.0	528.2	527.1
Net financial expenses	337.6	270.3	307.6	271.5	285.7
Income and social contribution taxes	572.7	421.3	301.7	283.6	179.3

EBITDA (7)	2,918.0	2,411.4	2,047.5	1,844.5	1,432.8

	Ultrapar
	Reconciliation of operating income to EBITDA
	Years ended December 31
	2013	2012 (2)	2011) (2)	2010 (2)	2009 (2)
	(in millions of Reais)
Operating income before financial income (expenses) and share of profit of joint-ventures and associates	2,144.0	1,707.9	1,455.7	1,288.3	876.6
Depreciation and amortization	778.9	693.1	578.0	528.2	527.1
Share of profit of joint-ventures and associates	(5.0)	10.5	13.9	28.0	29.1

EBITDA (7)	2,918.0	2,411.4	2,047.5	1,844.5	1,432.8

	Ultragaz
	Reconciliation of operating income to EBITDA
	Years ended December 31
	2013	2012 (2)	2011 (2)	2010 (2)	2009 (2)
	(in millions of Reais)
Operating income before financial income (expenses) and share of profit of joint-ventures and associates	147.0	114.3	163.4	181.2	171.3
Depreciation and amortization	133.5	131.4	117.5	118.8	113.6
Share of profit of associates	0.0	0.0	0.0	(0.0)	0.0

EBITDA (7)	280.5	245.7	280.9	300.0	284.9

	Oxiteno
	Reconciliation of operating income to EBITDA
	Years ended December 31
	2013	2012 (2)	2011 (2)	2010 (2)	2009 (2)
	(in millions of Reais)
Operating income before financial income (expenses) and share of profit of joint-ventures and associates	308.6	228.8	156.0	114.1	68.5
Depreciation and amortization	131.9	123.1	106.3	104.1	102.6
Share of profit of associates	0.1	(0.1)	0.0	(0.0)	0.3

EBITDA (7)	440.6	351.8	262.3	218.3	171.4

	Ultracargo
	Reconciliation of operating income to EBITDA
	Years ended December 31
	2013	2012(2)	2011(2)	2010(2)	2009(2)
	(in millions of Reais)
Operating income before financial income (expenses) and share of profit of joint- ventures and associates	108.9	105.5	87.4	114.8	56.6
Depreciation and amortization	47.3	36.6	28.2	27.9	51.8
Share of profit of joint-ventures and associates	1.3	0.6	1.2	0.7	1.2

EBITDA (7)	157.5	142.7	116.8	143.4	109.7

	Ipiranga
	Reconciliation of operating income to EBITDA
	Years ended December 31
	2013	2012(2)	2011(2)	2010(2)	2009(2)
	(in millions of Reais)
Operating income before financial income (expenses) and share of profit of joint-ventures and associates	1,574.7	1,254.4	1,042.4	870.5	576.5
Depreciation and amortization	454.2	390.7	316.2	269.1	251.4
Share of profit of joint-ventures and associates	0.8	7.4	7.9	8.0	14.8

EBITDA (7)	2,029.6	1,652.6	1,366.4	1,147.6	842.7

The reconciliation of EBITDA to cash flows from operating activities for the years ending December 31, 2013, 2012, 2011, 2010 and 2009 is presented in the table below:

	2013	2012(2)	2011(2)	2010(2)	2009(2)
	(in millions of Reais)
Net income for the year	1,228.7	1,026.8	860.3	761.2	440.7
Adjustments to reconcile net income to EBITDA:
Depreciation and amortization	778.9	693.1	578.0	528.2	527.1
Net financial expenses	337.6	270.3	307.6	271.5	285.7
Income and social contribution taxes	572.7	421.3	301.7	283.6	179.3

EBITDA (7)	2,918.0	2,411.4	2,047.5	1,844.5	1,432.8

Adjustments to reconcile EBITDA to cash provided by operating activities:
Financial result that affected the cash flow from operating activities	274.5	345.2	424.4	140.4	(178.7)
Current income and social contribution taxes	(534.5)	(356.3)	(238.6)	(181.8)	(173.3)
Tax incentives (income and social contribution taxes)	52.8	43.4	28.2	30.7	20.6
PIS and COFINS credits on depreciation	12.4	11.6	10.1	9.5	10.1
Assets retirement expense	(5.4)	(2.5)	(3.0)	(5.8)	(3.3)
Others	(31.1)	(2.9)	(20.3)	(97.3)	(19.7)
(Increase) decrease in current assets
Trade receivables	(8.4)	(247.8)	(316.0)	(92.4)	104.6
Inventories	(298.9)	48.5	(180.2)	(137.0)	401.1
Recoverable taxes	(2.0)	(4.5)	(117.4)	(36.8)	56.1
Other receivables	1.1	1.3	(2.7)	6.4	81.3
Prepaid expenses	(11.4)	(10.6)	(4.8)	(8.3)	8.5
Increase (decrease) in current liabilities
Trade payables	(328.8)	198.3	153.2	38.6	27.4
Salaries and related charges	45.1	(18.4)	38.6	54.2	(1.7)
Taxes payable	8.6	(2.5)	(42.1)	36.5	15.2
Income and social contribution taxes	350.8	208.2	93.1	96.0	44.8
Post-employment benefits	1.9	(1.7)	1.9	(0.6)	3.2
Provision for tax, civil and labor risks	19.8	8.5	1.7	16.6	(9.5)
Other payables	36.6	(0.2)	26.2	(19.2)	(8.7)
Deferred revenue	(0.3)	(1.7)	5.2	2.8	10.2
(Increase) decrease in non-current assets
Trade receivables	13.0	(19.6)	(21.0)	(11.2)	(23.4)
Recoverable taxes	11.7	32.3	(26.4)	(1.0)	(8.5)
Escrow deposits	(81.2)	(64.5)	(88.7)	(72.3)	(44.2)
Other receivables	2.2	(9.7)	(0.6)	0.8	1.8
Prepaid expenses	(18.2)	1.5	(27.9)	7.3	(10.9)
Increase (decrease) in non-current liabilities
Post-employment benefits	8.3	8.8	(4.8)	9.1	(2.0)
Provision for tax, civil and labor risks	18.8	38.6	41.7	(107.6)	60.5
Other payables	(21.8)	(3.1)	25.0	25.5	9.3
Deferred revenue	(0.7)	1.1	2.8	0.6	(1.6)
Income and social contribution taxes paid	(312.1)	(169.1)	(131.5)	(60.5)	(41.3)

Net cash provided by operating activities	2,120.7	2,443.7	1,673.7	1,487.6	1,760.8

(8)	Net debt is included in this document in order to provide the reader with information relating to our overall indebtedness and financial position. Net debt is not a measure of financial performance or liquidity under IFRS. In managing our businesses we rely on net debt as a means of assessing our financial condition. We believe that this type of measurement is useful for comparing our financial condition from period to period and making related management decisions. Net debt is also used in connection with covenants related to some of our financings. The table below provides a reconciliation of our consolidated balance sheet data to the net debt positions shown in the table, as of December 31, 2013, 2012, 2011, 2010 and 2009:

	Ultrapar
	Reconciliation of consolidated balance sheets to net debt
	As of December 31
	2013	2012(2)	2011(2)	2010(2)	2009(2)
	(in millions of Reais)
Cash and cash equivalents	2,276.1	2,021.1	1,765.5	2,630.0	1,866.3
Current financial investments	1,149.1	961.2	819.3	464.3	356.8
Non-current financial investments	118.5	149.5	74.4	19.8	7.2
Current loans and finance leases	(1,769.6)	(1,575.0)	(1,302.5)	(802.9)	(1,111.7)
Current debentures	(60.4)	(53.0)	(1,002.5)	(2.7)	(1.4)
Non-current loans and finance leases	(3,740.6)	(3,192.6)	(3,237.1)	(3,370.0)	(2,130.2)
Non-current debentures	(1,399.0)	(1,395.3)	—	(1,193.4)	(1,186.5)

Net debt position	(3,425.9)	(3,084.0)	(2,882.8)	(2,254.9)	(2,199.5)

(9)	The number of shares corresponds to the totality of shares issued by the company, including those held in treasury. The number of shares for all periods presented was retroactively adjusted for the 1:4 stock split approved in the extraordinary general shareholders’ meeting held on February 10, 2011 described under “Item 4.A. Information on the Company — History and Development of the Company.” The number of shares as of December 31, 2013 does not include 12,021,100 shares issued on January 31, 2014 in connection with the Extrafarma Transaction.

The following tables present our consolidated balance sheet in accordance with IFRS as of the dates indicated.

	As of December 31
	2013(1)	2013	2012(2)	2011(2)	2010(2)	2009(2)
	(in millions)
Consolidated balance sheets data:	US$	R$	R$	R$	R$	R$
Current assets
Cash and cash equivalents	971.6	2,276.1	2,021.1	1,765.5	2,630.0	1,866.3
Financial investments	490.5	1,149.1	961.2	819.3	464.3	356.8
Trade receivables, net	991.0	2,321.5	2,306.5	2,023.4	1,705.8	1,604.3
Inventories, net	679.8	1,592.5	1,290.7	1,303.5	1,111.0	913.9
Recoverable taxes, net	204.9	480.0	478.0	466.5	348.0	311.4
Other receivables	8.4	19.6	21.8	20.2	17.6	23.7
Prepaid expenses, net	27.8	65.2	53.8	39.9	35.1	25.9

Total current assets	3,374.0	7,903.9	7,133.0	6,438.4	6,311.8	5,102.2

Non-current assets
Financial investments	50.6	118.5	149.5	74.4	19.8	7.2
Trade receivables, net	53.1	124.5	137.4	117.7	96.7	86.4
Related parties	4.6	10.9	10.9	10.1	10.1	7.6

	As of December 31
	2013(1)	2013	2012(2)	2011(2)	2010(2)	2009(2)
	(in millions)
	US$	R$	R$	R$	R$	R$
Deferred income and social contribution taxes	160.6	376.1	469.3	511.0	570.3	699.9
Recoverable taxes, net	16.0	37.4	49.1	81.4	54.8	53.1
Escrow deposits	262.5	614.9	533.7	469.2	380.5	308.4
Other receivables	2.8	6.6	11.0	1.3	0.7	1.5
Prepaid expenses, net	41.8	97.8	79.7	67.9	40.0	47.7

	591.9	1,386.7	1,440.5	1,333.0	1,172.8	1,211.7

Investments
In joint-ventures	18.9	44.4	28.2	120.8	117.3	99.7
In associates	5.0	11.7	12.7	12.6	12.6	12.5
Other	1.2	2.8	2.8	2.8	2.8	2.3
Property, plant and equipment, net	2,074.7	4,860.2	4,667.0	4,250.9	3,981.3	3,764.0
Intangible assets, net	925.8	2,168.8	1,965.3	1,539.1	1,345.6	1,203.6

	3,025.7	7,087.9	6,676.0	5,926.2	5,459.6	5,083.0

Total non-current assets	3,617.6	8,474.6	8,116.5	7,259.3	6,632.4	6,294.7

TOTAL ASSETS	6,991.6	16,378.5	15,249.6	13,697.7	12,944.1	11,397.0

	As of December 31,
	2013(1)	2013	2012(2)	2011(2)	2010(2)	2009(2)
	(in millions)
Consolidated balance sheets data:	US$	R$	R$	R$	R$	R$
Current liabilities
Loans	754.6	1,767.8	1,573.0	1,300.3	798.6	1,101.0
Debentures	25.8	60.4	53.0	1,002.5	2.7	1.4
Finance leases	0.8	1.8	2.0	2.2	4.3	10.7
Trade payables	413.6	969.0	1,297.7	1,066.8	941.2	868.1
Salaries and related charges	127.1	297.7	252.5	267.2	227.1	175.6
Taxes payable	49.7	116.3	107.7	109.2	151.2	114.9
Dividends payable	103.4	242.2	222.4	163.8	192.5	113.8
Income and social contribution taxes payable	48.6	113.9	75.2	36.2	74.6	15.5
Post-employment benefits	5.1	11.9	10.0	11.7	10.7	10.7
Provision for assets retirement obligation	1.5	3.4	3.7	7.3	5.6	3.8
Provision for tax, civil and labor risks	29.6	69.3	49.5	41.0	39.5	22.8
Other payables	39.7	93.0	56.5	55.4	29.7	48.6
Deferred revenues	7.6	17.7	18.1	19.7	14.6	11.8

Total current liabilities	1,607.0	3,764.5	3,721.3	4,083.2	2,492.1	2,498.8

Non-current liabilities
Loans	1,578.6	3,698.0	3,151.7	3,195.7	3,368.7	2,125.6
Debentures	597.2	1,399.0	1,395.3	—	1,193.4	1,186.5
Finance leases	18.2	42.6	40.9	41.4	1.3	4.6
Related parties	1.7	3.9	3.9	4.0	4.0	4.1
Deferred income and social contribution taxes	43.3	101.5	84.9	37.4	26.5	13.5
Provision for tax, civil and labor risks	243.2	569.7	551.0	512.2	469.9	540.1
Post-employment benefits	42.4	99.4	118.5	97.5	97.7	81.8
Provision for assets retirement obligation	28.3	66.2	66.7	60.3	58.3	60.8
Other payables	33.2	77.7	99.6	90.6	62.2	34.7
Deferred revenues	3.9	9.1	9.9	8.7	5.9	5.3

	As of December 31,
	IFRS
	2013(1)	2013	2012(2)	2011(2)	2010(2)	2009(2)
	(in millions)
	US$	R$	R$	R$	R$	R$
Total non-current liabilities	2,589.9	6,067.2	5,522.2	4,047.8	5,287.9	4,056.9

TOTAL LIABILITIES	4,196.9	9,831.7	9,243.5	8,131.0	7,780.0	6,555.7

Shareholder’s equity
Share capital	1,578.1	3,696.8	3,696.8	3,696.8	3,696.8	3,696.8
Capital reserve	8.6	20.2	20.2	9.8	7.7	4.5
Revaluation reserve	2.6	6.1	6.7	7.1	7.6	8.2
Profit reserves	1,155.4	2,706.6	2,224.5	1,831.8	1,510.0	1,177.0
Treasury shares	(49.0)	(114.9)	(114.9)	(118.2)	(120.0)	(123.7)
Additional dividends to the minimum mandatory dividends	69.0	161.6	147.2	122.2	68.3	56.9
Valuation adjustments reserve	2.3	5.4	(12.6)	(4.4)	(2.4)	(8.0)
Cumulative translation adjustments reserve	16.3	38.1	12.6	(4.4)	(18.6)	(5.3)

Shareholders’ equity attributable to:
Shareholders of the Company	2,783.2	6,520.0	5,980.6	5,540.5	5,141.9	4,806.2
Non-controlling interest in subsidiaries	11.5	26.9	25.5	26.2	22.3	35.1

TOTAL SHAREHOLDER’S EQUITY	2,794.7	6,546.9	6,006.1	5,566.7	5,164.2	4,841.3

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,991.6	16,378.5	15,249.6	13,697.7	12,944.1	11,397.0

(1)	The figures in Reais for December 31, 2013 have been converted into dollars using the exchange rate of US$1.00 = R$2.343, which is the commercial rate reported by the Central Bank on this date. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this annual report as a statement that the amounts in Reais currently represent such values in U.S. dollars. Additionally, you should not interpret such conversions as statements that the amounts in Reais have been, could have been or could be converted into U.S. dollars at this or any other foreign exchange rates. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates.”
(2)	See “Presentation of Financial Information.”

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

In 2009, the quick rebound of the Brazilian economy from the global financial crisis drove the inflow of foreign investments in the country, thus contributing to a 25% appreciation of the Real against the U.S. dollar in 2009 – the highest appreciation in the decade. In 2010, the effects of the strong economic growth in Brazil, together with the public offering of shares of Petrobras in the third quarter, resulted in a record of foreign investments inflow to Brazil, contributing to a 4% appreciation of the Real against the U.S. dollar. In 2011, the unstable international economic environment, especially in the second half of the year as a result of the effects of the European crisis, contributed to a 13% depreciation of the Real against the U.S. dollar for the year, reversing the appreciation trend in the first half of the year. In 2012, the Brazilian government adopted counter-cyclical measures to foster economic growth. Such measures included the reduction of the base interest rate (SELIC) and the reduction of federal taxes on the automotive sector. The effects of the lower economic growth, the lower interest rate and the unstable international environment contributed to a 9% depreciation of the Real against the U.S. dollar. In 2013, the Real depreciated 15% against the U.S. dollar due to the performance of the Brazilian economy, the economic rebound in the United States and the economic instability in the international markets. From December 31, 2013 to April 17, 2014 the Real depreciated 4% against the U.S. dollar.

It is not possible to predict whether the Real will remain at its present level and what impact the Brazilian government’s exchange rate policies may have on us.

On April 17, 2014, the exchange rate for Reais into U.S. dollars was R$2.248 to US$1.00, based on the commercial selling rate as reported by the Central Bank. The following table sets forth information on prevailing commercial foreign exchange selling rates for the periods indicated, as published by the Central Bank on its electronic information system, SISBACEN, using PTAX 800, Option 5.

	Exchange rates of nominal Reais per US$1.00
	High	Low	Average		Period- Ended
Year Ended
December 31, 2009	2.422	1.702	1.990	(1)	1.741
December 31, 2010	1.881	1.655	1.759	(1)	1.666
December 31, 2011	1.902	1.535	1.671	(1)	1.876
December 31, 2012	2.112	1.702	1.959	(1)	2.044
December 31, 2013	2.446	1.953	2.174	(1)	2.343
Month Ended
November 30, 2013	2.336	2.243	2.289	(2)	2.325
December 31, 2013	2.382	2.310	2.346	(2)	2.343
January 31, 2014	2.440	2.334	2.387	(2)	2.426
February 28, 2014	2.424	2.333	2.379	(2)	2.333
March 31, 2014	2.365	2.260	2.313	(2)	2.263
April 30, 2014 (through April 17)	2.281	2.197	2.239	(2)	2.248

(1)	Average of the foreign exchange rates on the last day of each month in the period.
(2)	Average of the high and low foreign exchange rates for each month.

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

Prior to 1995, Petrobras held a constitutional monopoly for the production and importation of petroleum products in Brazil. Although this monopoly was removed from the Brazilian constitution, Petrobras effectively remains the main provider of LPG and oil-based fuels in Brazil. Currently, Ultragaz and all other LPG distributors in Brazil purchase all or nearly all LPG from Petrobras. Ultragaz’s net revenue from sales and services represented 7% of our consolidated net revenue from sales and services for the year ended December 31, 2013. The procedures for ordering and purchasing LPG from Petrobras are generally common to all LPG distributors — including Ultragaz. For more details, see “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Supply of LPG.”

With respect to fuel distribution, Petrobras also supplied nearly all of Ipiranga and other distributors’ oil-based fuel requirements in 2013. Petrobras’ supply to Ipiranga is governed by an annual contract, under which the supply volume is established based on the volume purchased in the previous year. Ipiranga’s net revenue from sales and services represented 88% of our consolidated net revenue from sales and services for the year ended December 31, 2013.

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

Significant interruptions of LPG and oil-based fuel supply from Petrobras may occur in the future. Any interruption in the supply of LPG or oil-based fuels from Petrobras would immediately affect Ultragaz or Ipiranga’s respective ability to provide LPG or oil-based fuels to its customers. If we are not able to obtain an adequate supply of LPG or oil-based fuels from Petrobras under acceptable terms, we may seek to meet our demands through LPG or oil-based fuels purchased on the international market. The average cost of LPG and oil based fuels imported from the international markets in 2013 was higher than the price we obtained through Petrobras. As a result, any such interruption could increase our purchase costs and, consequently, adversely affect our operating margins.

Ipiranga operates in the fuel market, which has been presenting a robust growth in volumes in recent years. If the supply of fuels, either by refineries in Brazil or by imports, is not sufficient to serve the growth in demand, Ipiranga’s ability to provide oil-based fuels to their customers could be immediately affected.

In recent years, Brazilian consumption of oil-based fuels has grown consistently, mainly diesel and gasoline that together represented more than 85% of fuels sold in Brazil in 2013. In the last three years ended December 31, 2013, the consumption of diesel grew, on average, 5.9% per year, as a result of the Brazilian economic performance, particularly the agricultural and consumer goods segments. During the same period, the sales of gasoline by the Brazilian distributors grew by 11.5%, boosted by the growth of the light vehicle fleet in the country. Combined, sales of gasoline and diesel grew by 9.4% per year during the last three years ended December 31, 2013.

The Brazilian fuel market is supplied by domestic refining and by imports. During the last three years ended December 31, 2013, imports of diesel and gasoline A combined have grown by an average of 11.4% per year (4.5% in diesel and 78.6% in gasoline A) as the local production of gasoline and diesel was not sufficient to serve the Brazilian market demand. If the supply of fuels by local refineries and imports are insufficient to meet the demand in Brazil, including as a result of interruptions in supply, insufficient logistics infrastructure or delays in the construction of new refineries , Ipiranga’s ability to provide fuels to its customers would be immediately affected, with a negative impact on its growth perspectives. Consequently, our results could be adversely affected.

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

Although the Brazilian government has been taking measures to inhibit these practices, if such practices become more prevalent, Ipiranga could suffer from a reduction in sales volume and in margins, which could have a material adverse effect on the results of our operations.

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

All second generation petrochemical producers in Brazil that use ethylene as their key raw material, including Oxiteno, our subsidiary involved in the production and sale of chemical and petrochemical products, purchase ethylene from Brazilian suppliers. Approximately 3% of our net revenue from sales and services were derived from the sale of chemical products that require ethylene in 2013. Oxiteno purchases ethylene from two of Brazil’s three naphtha cracker units, which are the sole sources of ethylene in Brazil. Pursuant to long-term contracts, Braskem supplies all of our ethylene requirements at our plants located at Camaçari and at Mauá. For more detailed information about these contracts see “Item 5.F. Operating and Financial Review and Prospects — Tabular Disclosure

of Contractual Obligations.” Given its characteristics, ethylene is difficult and expensive to store and transport, and cannot be easily imported to Brazil. Therefore, Oxiteno is almost totally dependent on ethylene produced at Braskem for its supply. For the year ended December 31, 2013, Brazil’s ethylene imports totaled 4,453 tons, representing 0.11% of Brazil’s installed capacity.

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

Regulatory, political, economic and social conditions in the countries in which we have operations or projects could adversely impact our business and the market price of our securities.

Our financial performance may be negatively affected by regulatory, political, economic and social conditions in countries in which we have operations or projects. In some of these jurisdictions, we are exposed to various risks such as potential renegotiation, nullification or forced modification of existing contracts, expropriation or nationalization of property, foreign exchange controls, changes in local laws, regulations and policies and political instability. We also face the risk of having to submit to the jurisdiction of a foreign court or arbitration panel or having to enforce a judgment against a sovereign nation within its own territory.

Actual or potential political or social changes and changes in economic policy may undermine investor confidence, which may hamper investment and thereby reduce economic growth, and otherwise may adversely affect the economic and other conditions under which we operate in ways that could have a materially negative effect on our business.

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

In 2007, a legislation entitled REACH (Registration Evaluation Authorization of Chemicals) was established by the European Union, focusing on controlling the production, imports and utilization of chemical products in the region. According to REACH, all the chemical products sold in the European Economic Area (“EEA”) must be registered, through the submission of information regarding properties, uses and safety of each product that will be analyzed by the European Regulatory Agency. In 2013, 2% of the volume sold by Oxiteno was exported to this region. Oxiteno is in compliance with the current legislative requirements for the products it currently exports in the EEA. As REACH is now an established regulation and has been well accepted by multilateral trade organizations, such as the World Trade Organization, it is possible that other countries may adopt similar procedures in the future. We cannot guarantee the effect that amendments to this new legislation could have on any product we export to the EEA, or whether similar legislation will come into force in other regions.

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

We are entitled to federal tax benefits providing for income tax exemption or reduction for our activities in the northeast region of Brazil. These benefits have defined terms and may be cancelled or suspended at any time if we distribute to our shareholders the amount of income tax that was not paid as a consequence of tax benefits or if the relevant tax authorities decide to suspend or cancel our benefits. As a result, we may become liable for the payment of related taxes at the full tax rates. If we are not able to renew such benefits, or if we are only able to renew them under terms that are substantially less favorable than expected, our results of operations may be adversely affected. Income tax exemptions amounted to R$52.8 million and R$43.4 million, respectively, for the years ended December 31, 2013 and 2012. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Income tax exemption status,” “Item 4.B. Information on the Company — Business Overview — Petrochemicals and Chemicals — Oxiteno — Income tax exemption status” and “Item 4.B. Information on the Company — Business Overview — Storage services for liquid bulk — Ultracargo — Income tax exemption status.”

Our founding family and part of our senior management, through their ownership interest in Ultra S.A., own a significant portion of our shares and may influence the management, direction and policies of Ultrapar, including the outcome of any matter submitted to a vote of shareholders.

Although there is no controlling shareholder of Ultrapar, our founding family and part of our senior management, through their ownership interest in Ultra S.A., beneficially own 22% of our outstanding common stock. These individuals are party to a shareholders’ agreement executed on February 24, 2014. See “Item 4.A. Information on the Company — History and Development of the Company” and “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders — Shareholders’ Agreements.” Accordingly, these shareholders, acting together through Ultra S.A., may exercise significant influence over all matters requiring shareholder approval, including the election of our directors. Although our Board of Directors is responsible for nominating the slate of directors to be elected by our shareholders at our annual shareholders’ meetings, the current members of our Board of Directors, who were elected at our April 10, 2013 meeting, are substantially the same as those who previously served as members of our Board of Directors elected by Ultra S.A. on April 27, 2011, which, at that time, held approximately 66% of our voting shares.

No single shareholder or group of shareholders holds more than 50% of our capital stock, which may increase the opportunity for alliances between shareholders and other events that may occur as a result thereof.

No single shareholder or group of shareholders holds more than 50% of our capital stock. Due to the absence of a controlling shareholder, we may be subject to future alliances or agreements between our shareholders, which may result in the exercise of a relevant influence over our company by them. In the event a controlling group is formed and decides to exercise its influence over our company, we may be subject to unexpected changes in our corporate governance and strategies, including the replacement of key executive officers. Any unexpected change in our management team, business policy or strategy, any dispute between our shareholders, or any attempt to acquire control of our company may have an adverse impact on us. The term of office of our current members of our Board of Directors will expire in the annual general shareholders’ meeting to be held in 2015.

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

As a result of the significant acquisitions of Ipiranga, União Terminais, Texaco, the Extrafarma Transaction, as well as other smaller acquisitions and possible future acquisitions, Ultrapar has assumed and may assume in the future certain liabilities related to the transactions and of the businesses acquired and all the risks related to those liabilities.

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

In February 2014, we started operating in the retail pharmacy sector, a new business unit in which we have limited experience and which could subject us to additional and unknown business and operating risks.

In February, 2014 we entered the retail pharmacy sector through an association agreement with Extrafarma, a Brazilian drugstore chain. Prior to this transaction, we were not involved in the drugstore business. The drugstore business is complex and involves assets and operations in which we have limited operating experience. Our ability to succeed in this new business unit will depend upon our ability to address and overcome limitations in our experience. The difficulties of integrating new business activities with our existing operations include, among other things, operating distinct business segments that require different operating strategies and different managerial expertise, necessity of coordinating organization systems and facilities in different locations and integrating personnel with diverse backgrounds and organizational cultures. Failure to overcome these limitations and difficulties may have an adverse effect on our business, financial condition and results of operations.

If we fail to successfully implement our organic growth strategy in Extrafarma, our future results of operations may not meet the expectations of investors, which could adversely affect the market price of our shares and ADSs.

Our main growth strategy for Extrafarma consists of the accelerated opening of new drugstores in Brazil by leveraging our access to Ipiranga and Ultragaz resellers’ sites (service stations and LPG shops). Our ability to open new drugstores could be affected if we are unable to find enough appropriate outlets for new drugstores, or if the necessary investments to adapt the property to our needs are too high. Stricter regulations, including those relating to land use and zoning laws in the regions in which we operate may also result in increased expenses and make it more difficult to find suitable outlets for opening our drugstores.

In addition, new or recently opened drugstores may not achieve maturity of its sales within the period we estimate. Also, our new or recently opened stores may adversely affect the profitability of our drugstores, what could adversely affect our business and our consolidated results.

Moreover, personnel are a key success factor in the retail pharmacy sector, and we may be adversely affected if we are unable to hire, train or retain employees. Our business strategy will require the opening of new drugstores, heightening the need to hire, train and retain employees. Failure to do so may impair the process of opening new stores and our operating and financial results. Additionally, a shortage of pharmacists in Brazil as a result of continued robust market growth may result in increased wages or limit our ability to retain or recruit new pharmacists and, consequently, limit our ability to open new drugstores in the long term.

Other risks associated with the opening of new drugstores include (i) entry of new competitors in the retail pharmacy sector, (ii) limited knowledge about the new regions where we may open new drugstores and (iii) decrease in demand for our products. Any of these risks could adversely affect our ability to implement our organic growth strategy with respect to Extrafarma and, therefore, our business and operating and financial results. This could lead to our failure to meet the expectations of investors and to meet our goals for the operating and financial results of our drugstore business.

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

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes substantial changes in policy and regulations. The Brazilian government’s actions to control inflation and affect other policies and regulations have involved price and wage controls, currency devaluations, capital controls, and limits on imports, among other measures. Our businesses, financial condition and results of operations may be adversely affected by changes in policy or regulations involving or affecting tariffs, exchange controls and other matters, as well as factors such as:

•	currency fluctuations;

•	inflation;

•	interest rates;

•	price instability;

•	energy and water shortages and rationing;

•	liquidity of domestic capital and lending markets;

•	fiscal policy; and

•	other trade, political, diplomatic, social and economic developments in or affecting Brazil.

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

In the past, Brazil has experienced extremely high rates of inflation. Inflation and some of the Brazilian government’s measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy. Since the introduction of the Real in 1994, Brazil’s inflation rate has been substantially lower than that in previous periods. However, during the last several years, the economy has experienced increasing inflation rates and actions taken in an effort to curb inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. According to the Índice Geral de Preços-Mercado, or IGP-M, an inflation index, the Brazilian general price inflation rates were inflation of 5.5% in 2013, 7.8% in 2012, 5.1% in 2011, 11.3% in 2010 and deflation of 1.7% in 2009. From January 2014 to March 2014, IGP-M index was 2.5%. According to the Índice Nacional de Preços ao Consumidor Amplo, or IPCA, an inflation index to which Brazilian government’s inflation targets are linked, inflation in Brazil was 5.9% in 2013, 5.8% in 2012, 6.5% in 2011, 5.9% in 2010 and 4.3% in 2009. From January 2014 to March 2014, inflation as measured by IPCA was 2.2%.

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

In 2009, the quick rebound of the Brazilian economy from the global financial crisis drove the inflow of foreign investments in the country, thus contributing to a 25% appreciation of the Real against the U.S. dollar in 2009 – the highest appreciation in the decade. In 2010, the effects of the strong economic growth in Brazil, together with the public offering of shares of Petrobras in the third quarter, resulted in a record of foreign investments inflow to Brazil, contributing to a 4% appreciation of the Real against the US dollar. In 2011, the unstable international economic environment, as a consequence of the European crisis, contributed to a 13% depreciation of the Real against the U.S. dollar for the year. In 2012, the effects of the lower economic growth, the lower interest rate and the unstable international scenario resulted in a 9% depreciation of the Real against the U.S. dollar. In 2013, the Real depreciated 15% against the U.S. dollar due to the performance of the Brazilian economy, the economic rebound of the United States and the economic instability in the international markets. From January 1, 2014 to April 17, 2014 the Real depreciated 4% against the U.S. dollar. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates.”

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

The turmoil of the global financial markets and the scarcity of credit in 2008 and 2009, and to a lesser extent, the European crisis deteriorated in 2011, led to lack of consumer confidence, increased market volatility and widespread reduction of business activity. An economic downturn could materially adversely affect the liquidity, businesses and/or financial conditions of our customers, which could in turn result not only in decreased demand for our products, but also increased delinquencies in our accounts receivable. Furthermore, an eventual new global financial crisis could have a negative impact on our cost of borrowing and on our ability to obtain future borrowings. The disruptions in the financial markets could also lead to a reduction in available trade credit due to counterparties’ liquidity concerns. If we experience a decrease in demand for our products or an increase in delinquencies in our accounts receivable, or if we are unable to obtain borrowings our business, financial condition and results of operations could be materially adversely affected.

Holders of our ADSs may face difficulties in serving process on or enforcing judgments against us and other relevant persons.

We are a company incorporated under the laws of Brazil. All members of our Board of Directors, executive officers and experts named in this annual report are residents of Brazil or have business address in Brazil. All or a substantial part of the assets pertaining to these individuals and to Ultrapar are located outside the United States. As a result, it is possible that investors may not be able to effect service of process upon these individuals or us in the United States or other jurisdictions outside Brazil, or enforce judgments against us or these other persons obtained in the United States or other jurisdictions outside Brazil, including for civil liability based upon United States federal securities laws or otherwise. In addition, because judgments of United States courts for civil liabilities based upon the United States federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests in the case of actions by us or our board of directors or executive officers than would shareholders of a United States corporation.

Risks Relating to the Shares and the American Depositary Shares

Asserting limited voting rights as a holder of ADSs may prove more difficult than for holders of our common shares.

Under Brazilian Corporate Law, only shareholders registered as such in our corporate books may attend shareholders’ meetings. All common shares underlying the ADSs are registered in the name of the depositary bank. A holder of ADSs, accordingly, is not entitled to attend shareholders’ meetings. A holder of ADSs is entitled to instruct the depositary bank as to how to vote the common shares underlying the ADSs in accordance with procedures provided for in the Deposit Agreement, but a holder of ADSs will not be able to vote directly at a shareholders’ meeting or appoint a proxy to do so. In addition, a holder of ADSs may not have sufficient or reasonable time to provide such voting instructions to the depositary bank in accordance with the mechanisms set forth in the Deposit Agreement and custody agreement, and the depositary bank will not be held liable for failure to deliver any voting instructions to such holders.

Holders of our shares or ADSs may not receive dividends.

Under our bylaws, unless otherwise proposed by the Board of Directors and approved by the voting shareholders at the Annual General Meeting, we must generally pay our shareholders a mandatory distribution equal to at least 50% of our adjusted net income. However, our net income may be capitalized, used to set off losses and/or otherwise retained in accordance with the Brazilian Corporate Law and may not be available for the payment of dividends, including in the form of interest on shareholders’ equity. Therefore, whether or not you receive a dividend depends on the amount of the mandatory distribution, if any, and whether the Board of Directors and the voting shareholders exercise their discretion to suspend these payments. See “Item 8.A. Financial Information — Consolidated Statements and Other Financial Information — Dividend and Distribution Policy — Dividend Policy” for a more detailed discussion of mandatory distributions.

Holders of our shares may be unable to exercise preemptive rights with respect to the shares.

In the event that we issue new shares pursuant to a capital increase or offer rights to purchase our shares, shareholders would have preemptive rights to subscribe for the newly issued shares or rights, as the case may be, corresponding to their respective interest in our share capital, allowing them to maintain their existing shareholder percentage.

However, our bylaws establish that the Board of Directors may exclude preemptive rights to the current shareholders or reduce the time our shareholders have to exercise their rights, in the case of an offering of new shares to be sold on a registered stock exchange or otherwise through a public offering.

The holders of our shares or ADSs may be unable to exercise their preemptive rights in relation to the shares represented by the ADSs, unless we file a registration statement for the offering of rights or shares with the SEC pursuant to the United States Securities Act or an exemption from the registration requirements applies. We are not obliged to file registration statements in order to facilitate the exercise of preemptive rights and, therefore, we cannot assure ADS holders that such a registration statement will be filed. As a result, the equity interest of such holders in our company may be diluted. However, if the rights or shares, as the case may be, are not registered as required, the depositary will try to sell the preemptive rights held by holder of the ADSs and you will have the right to the net sale value, if any. However, the preemptive rights will expire without compensation to you should the depositary not succeed in selling them.

If shareholders exchange ADSs for shares, they may lose certain foreign currency remittance and Brazilian tax advantages.

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

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may limit your ability to sell the shares underlying your ADSs at the price and time at which you wish to do so. The BM&FBOVESPA, the only Brazilian stock exchange, had a market capitalization of US$1.0 trillion as of December 31, 2013 and an average monthly trading volume of US$71 billion for 2013. In comparison, the NYSE had a market capitalization of US$18.0 trillion as of December 31, 2013 and an average monthly trading volume of US$0.7 trillion for 2013.

There is also a large concentration in the Brazilian securities market. The ten largest companies in terms of market capitalization represented 51% of the aggregate market capitalization of the BM&FBOVESPA as of December 31, 2013. The top ten stocks in terms of trading volume accounted for approximately 40% of all shares traded on the BM&FBOVESPA in 2013. Ultrapar’s average daily trading volume on both stock exchanges in 2013, 2012 and 2011 was, R$69.9 million, R$55.5 million and R$34.6 million, respectively.

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

Shareholders of Ultra S.A., which own 22% of our shares, have the right to exchange their shares of Ultra S.A. for shares of Ultrapar and freely trade them in the market as more fully described under “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders — Shareholders’ Agreements.” Other shareholders, who may freely sell their respective shares, hold a substantial portion of our remaining shares. A sale of a significant number of shares could negatively affect the market value of the shares and ADSs. The market price of our shares and the ADSs could drop significantly if the holders of shares or the ADSs sell them or the market perceives that they intend to sell them.

There may be adverse U.S. federal income tax consequences to U.S. shareholders if we are or become a PFIC under the U.S. Internal Revenue Code.

If we were characterized as a PFIC, in any year during which a U.S. Holder holds shares or ADSs, certain adverse U.S. federal tax income consequences could apply to that person. Based on the manner in which we currently operate our business, the projected composition of our income and valuation of our assets, and the current interpretation of the PFIC rules, we do not believe that we were a PFIC in 2013 and we do not expect to be a PFIC in the foreseeable future. However, because PFIC classification is a factual determination made annually and is subject to change and differing interpretations, there can be no assurance that we will not be considered a PFIC for the current taxable year or any subsequent taxable year. U.S. Holders should carefully read “Item 10.E. Additional Information — Taxation — Material U.S. Federal Income Tax Considerations” for a description of the PFIC rules and consult their own tax advisors regarding the likelihood and consequences if we were treated as a PFIC for U.S. federal income tax purposes.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated on December 20, 1953, with our origins going back to 1937, when Ernesto Igel founded Ultragaz and pioneered the use of LPG as cooking gas in Brazil, using bottles acquired from Companhia Zeppelin. The gas stove began to replace the traditional wood stove and, to a lesser degree, kerosene and coal, which dominated Brazilian kitchens at the time.

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

In December 2003, we concluded the acquisition of Canamex, a Mexican specialty chemicals company. Canamex had two plants in Mexico (Guadalajara and Coatzacoalcos). The acquisition amount was US$10.3 million, with no debt assumption. In June 2004, we acquired the operational assets of Rhodia Especialidades S.A. de C.V. in Mexico for US$2.7 million. Both acquisitions had the target of establishing a stronger presence in the Mexican petrochemical market and to create a production and distribution platform to serve the United States market. Since July, 2007, Canamex has been renamed Oxiteno Mexico S.A. de C.V., or Oxiteno Mexico.

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

In August 2006, Oxiteno opened its first commercial office outside Brazil, in Buenos Aires, Argentina — Oxiteno Argentina S.R.L.

In April 2007, Ultrapar acquired the control of the Southern Distribution Business, EMCA and a one-third stake in RPR, in connection with the acquisition of the Ipiranga Group. Following the acquisition, Ultrapar, which was already the largest LPG distributor in Brazil, became the second largest fuel distributor in Brazil, with a 14% market share in 2007. Entering fuel distribution business was a natural extension of LPG distribution as it has similar profitability drivers: logistics efficiency, management of a dealer network and leveraging a renowned brand. The rationale for the acquisition also included the attractive growth prospects of the fuel distribution business in light of increased fuel consumption in Brazil in the recent past, principally due to increased national income, greater availability of credit and reducing unfair competitive practices, which caused the grey market to decline in relation to the formal market. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Ipiranga Group.”

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

In April 2011, our Board of Directors, at a meeting held, approved the submission to the shareholders of the company a proposal to (a) convert any and all shares of preferred stock issued by the company into shares of common stock, on a 1:1 conversion ratio; (b) amend the company’s bylaws, modifying several of its provisions, aiming to strengthen the company’s corporate governance; and (c) adhere to the Novo Mercado segment rules. The Conversion was approved by a majority vote at the extraordinary general shareholders’ meeting and special preferred shareholders’ meeting each held on June 28, 2011, whereby all preferred shares issued by the company were converted into common shares, at a ratio of one preferred share for one common share. The material amendments to the previous bylaws were the following: (a) the requirement of a mandatory tender offer for 100% of the company’s shareholders in the event a shareholder, or a group of shareholders acting in concert, acquire or become holders of 20% of the company’s shares, excluding treasury shares. The tender offer price must be the highest price per share paid by the buyer in the previous six months, adjusted by the SELIC rate; (b) the requirement of a minimum of 30% of independent members (as defined in the Novo Mercado segment rules) of the Board of Directors; and (c) the creation of audit and compensation committees, as ancillary bodies of the Board of Directors, each with three members. The audit committee must be composed of three independent members, of whom at least two are not directors; and the compensation committee must be composed of at least two independent directors.

In August 2011, Ultrapar’s shares began trading on the Novo Mercado under ticker symbol UGPA3. Simultaneously, Ultrapar’s ADSs, formerly represented by preferred shares, began representing Ultrapar’s common shares and began trading on the NYSE under this new format. Additionally, on the same date, Ultrapar’s new amended bylaws became effective. In April 2011, Ultra S.A.’s shareholders executed a new shareholders’ agreement (“the 2011 Ultra S.A. Shareholders’ Agreement”), which became effective upon the approval of the Conversion and replaced the shareholders’ agreement executed in December 2009. The terms and conditions of the 2011 Ultra S.A. Shareholders’ Agreement were substantially the same as the previous shareholders’ agreement, except, primarily, for (a) the requirement for prior approval at a shareholders’ meeting for a third party to become an Ultra S.A. shareholder, and (b) the purpose and form of the preliminary meetings to be held prior to certain shareholders’ meetings of the company. See “Exhibit 2.8 — 2011 Ultra S.A. Shareholders’ Agreement, dated as of April 1, 2011.”

In August 2011, we completed the expansion of the ethylene oxide plant in Camaçari, increasing the production capacity by 90 thousand tons per year. This expansion concluded an important investment cycle in the expansion of Oxiteno.

In August 2011, Oxiteno opened a commercial office in Bogota, Colombia — Oxiteno Colombia S.A.S.

In September 2011, Ultracargo’s expanded terminal in Suape started operations, increasing its storage capacity by 26 thousand cubic meters. This project was part of Ultracargo’s expansion plan started in 2010.

In October 2011, Ultrapar acquired, through Ultragaz, Repsol’s LPG distribution business in Brazil for a total value of R$50 million, which included R$2 million related to the net cash of the acquired company. Repsol solely distributed bulk LPG and had a 1% share in the LPG bulk distribution market in Brazil at the time of the acquisition. The acquisition of Repsol’s business strengthened Ultragaz’s bulk LPG business, a segment in which Ultragaz pioneered, producing economies of scale in logistics and management, as well as an improved positioning for growth in the bulk segment, where increase in sales volume is correlated to Brazilian GDP growth. After the acquisition, Repsol was renamed to Distribuidora de Gás LP Azul S.A. In December 2012, in order to simplify the corporate structure, it was merged into Cia Ultragaz.

In April 2012, Oxiteno acquired a specialty chemicals plant in the United States for US$15 million, with no debt assumption. The plant is located in Pasadena, Texas, one of the most important chemical hubs in the world, benefiting from attractive feedstock conditions, including competitive natural gas-based raw materials, and highly efficient logistics infrastructure. During 2012 and 2013, Oxiteno invested R$42 million in capital expenditures to retrofit the plant for its product line of specialty surfactants. The total production capacity is 32 thousand tons per year and operations started in late 2012. See “Item 4.A. Information on the Company — History and Development of the Company — Investments” for more information.

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

In May 2012, Oxiteno opened a commercial office in Shanghai, China — Oxiteno Shanghai Trading LTD.

In July 2012, Ultracargo acquired Temmar from Temmar Netherlands B.V. and Noble Netherlands B.V., subsidiaries of Noble Group Limited for R$68 million, in addition to the assumption of net debt in the amount of R$91 million. In December 2013, in order to simplify our corporate structure, the subsidiary Temmar was merged into Tequimar. Temmar owned a terminal in the port of Itaqui, which added 55 thousand cubic meters to Ultracargo’s capacity. In addition, Ultrapar will disburse a minimum additional amount of R$12 million, which may reach approximately R$30 million as a result of possible future expansions in the storage capacity of the terminal, provided that such expansions are implemented within the next seven years after the acquisition. The port of Itaqui has a strategic location and efficient logistics, which includes access to railways, and is responsible for supplying the fuel market in the states of Maranhão, Piauí and Tocantins, where fuel consumption has been growing above the national average. This acquisition marked the entry of Ultracargo in this important market and enhanced its operational scale, strengthening its position as a provider of storage for liquid bulk in Brazil and adding 8% to the company’s storage capacity.

In September 2012, we concluded an expansion in the terminal of Santos, adding 30 thousand cubic meters to Ultracargo’s storage capacity. This expansion, together with the expansion in the same terminal concluded in January 2012, which added 12 thousand cubic meters to its capacity, and with the expansion in the terminal of Aratu concluded in June 2012, which added approximately 4 thousand cubic meters to its capacity, represented combined additional storage capacity of 46 thousand cubic meters to Ultracargo. This project was part of Ultracargo’s expansion plan started in 2010, to increase its total storage capacity by 15%.

In November 2012, Oxiteno acquired American Chemical (current Oxiteno Uruguay), a Uruguayan specialty chemicals company, for R$107 million, in addition to the assumption of R$33 million in net debt. Oxiteno Uruguay’s production capacity is 81 thousand tons per year, particularly sulfonate and sulfate surfactants for the home and personal care industries, as well as products for the leather industry. With the acquisition of Oxiteno Uruguay, Oxiteno continued the expansion of its international activities, initiated in 2003 and based on its deep knowledge of the technology for the production and application of surfactants and specialty chemicals and on a strong relationship with its customers.

In November 2012, Ipiranga and Odebrecht TransPort Participações S.A. formed a joint venture to operate in the segment of electronic payment for tolls, parking and fuels – ConectCar. This joint venture was driven by new rules to incentivize competition in this segment and combines the experience and complementarity of its partners, each with a 50% interest in the company. The partners will jointly invest up to R$150 million over the initial years of operation. ConectCar fits into Ipiranga’s strategy of differentiation, offering more products and services in its service station network focused on convenience and practicality, generating benefits for its clients, retailers and for the company itself. ConectCar started operations in April 2013 and operates in markets that have strong growth perspectives.

In May 2013, Ultracargo concluded an expansion in the terminal of Aratu, adding 22 thousand cubic meters, and in the terminal of Santos, adding 4 thousand cubic meters, totaling 26 thousand cubic meters of additional storage capacity.

In September 2013, we announced that we entered into an association agreement with Extrafarma, one of Brazil’s top ten drugstore chains, marking our entry in the retail pharmacy sector. In January 2014, at a shareholders’ meeting attended by shareholders holding 74.0% of our total capital, 99.8% of present approved a merger of shares of Extrafarma and our company, pursuant to which Extrafarma became our wholly-owned subsidiary and Extrafarma former shareholders became shareholders of Ultrapar. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments — Description of the Extrafarma Transaction” and “Exhibit 4.17 – Summary of the Association and Other Covenants Agreement, dated September 30, 2013.”

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

After completion of the acquisition, Ultrapar implemented its business plan, which consisted of two main work streams (i) the integration of operations, administrative and financial functions of Texaco, and (ii) the implementation of Ipiranga’s business model in the expanded network, with a wider range of products and services and a differentiated approach to its resellers. As of December 31, 2012, Ultrapar had also converted all the conversion of the acquired Texaco branded stations into the Ipiranga brand. Under the terms of the Ipiranga Group Transaction Agreements, Petrobras had the exclusive right to use Ipiranga’s brand in the operating regions of the Northern Distribution Business for five years from the date of the acquisition of Ipiranga Group, which expired in March 2012. Until then, Ipiranga operated under the Texaco brand in those regions.

Recent Developments

In January 2014, our shareholders approved a merger of all shares issued by Extrafarma and our company, pursuant to which Extrafarma became our wholly-owned subsidiary and Extrafarma’s former shareholders became shareholders of Ultrapar. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments — Description of the Extrafarma Transaction” below.

In January 2014, the subsidiary IPP renegotiated all of its loans with Banco do Brasil, in the principal amount of R$909.5 million, to extend their maturity dates to January 2017, and changed their respective interest rates to floating interest rate of 105.5% of CDI. Also in January 2014, the subsidiary Oxiteno Overseas renegotiated a foreign loan in the amount of US$ 60 million to extend its maturity to January 2017.

In January 2014, the subsidiary IPP made its second public issuance of public debentures in single series of 80,000 simple, nonconvertible into shares, unsecured, nominative and registered debentures, with face unit value of R$10,000.00. These debentures mature in December 2018, with payment of the face value in a lump sum at final maturity, and bear interest rate of 107.9% of CDI paid semi-annually.

In February 2014, Ultra S.A.’s shareholders executed a new shareholders’ agreement which became effective as of that date and replaced the 2011 Ultra S.A. Shareholders’ Agreement. The Ultra S.A. shareholders agreement’s main terms are substantially related to (i) the decision process of Ultra S.A.’s vote at Ultrapar’s shareholders meetings and (ii) procedures to exchange any party’s shares in Ultra S.A. into shares of Ultrapar. The terms and conditions of the new shareholders’ agreement are substantially the same as the previous shareholder’s agreement among the same parties effective since 2011, except, mainly, for the replacement of preliminary meetings among the agreeing parties for extraordinary shareholders’ meetings of Ultra S.A. to decide upon the vote of Ultra S.A. regarding certain matters in general shareholders’ meetings of Ultrapar. See “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders — Shareholders’ Agreements” and “Exhibit 2.13 – 2014 Ultra S.A. Shareholders’ Agreement, dated as of February 24, 2014.”

Extrafarma Transaction

Summary. On September 30, 2013 Ultrapar entered into an association agreement with Extrafarma, one of Brazil’s ten largest drugstore chains. According to the terms of the agreement, Ultrapar and Extrafarma entered into an incorporação de ações (merger of shares), pursuant to which Ultrapar acquired 100% of the shares of Extrafarma in exchange for up to 2.9% of shares issued by Ultrapar to Extrafarma’s shareholders. The Extrafarma Transaction closed on January 31, 2014 with its approval by the Extraordinary General Meetings of Ultrapar and Extrafarma and, consequently, Extrafarma became a wholly-owned subsidiary of Ultrapar from February 1, 2014 onwards. The total consideration of the Extrafarma Transaction consisted of the issuance of up to 16,028,131 shares of Ultrapar and the assumption by Ultrapar of Extrafarma’s net debt of R$106 million as of December 31, 2012.

Motivation and strategic rationale.

A significant market, with strong potential for growth and consolidation - The Brazilian retail pharmacy market’s total revenues, according to data from IMS Health and ABIHPEC, exceeded R$60 billion in 2012, with real growth rate of over 10% per year in the last five years. This market is expected to continue on its growth path, mainly due to the (i) aging population; (ii) increasing consumer income; (iii) greater access to medicines, especially due to the growing participation of generic drugs; and (iv) growing demand for personal care and beauty products. In addition, industry consolidation, leveraged by increasing market formalization and consequent investments, is in its initial stage.

Extrafarma is one of the leaders in regions of higher growth - With over 50 years of activity in pharmaceuticals distribution, Extrafarma operated 195 drugstores at the end of 2013 in the North and Northeast regions of Brazil, and is one of the leaders in its region. Extrafarma operates in areas where recent growth rates are above the national average and that present attractive potential for future growth, counting on renowned and experienced professionals in the sector.

Ultrapar’s plan is to strengthen and accelerate the expansion of Extrafarma - We believe Extrafarma’s association with Ultrapar allows the acceleration of Extrafarma’s expansion plan through (i) increased investment capacity, (ii) access to drugstore openings in Ipiranga’s service stations and Ultragaz’s resellers, with over 10 thousand retail outlets; and (iii) the strengthening of Extrafarma’s experienced retail pharmacy management team, by implementing Ultrapar’s recognized mechanisms of corporate governance, incentives, and alignment of interests. These mechanisms are also expected to contribute to an efficient integration of the operations into Ultrapar and to the development of business models that are increasingly attractive to Extrafarma’s, Ipiranga’s and Ultragaz’s consumers, thus increasing these businesses’ differentiation potential.

Structure of the Extrafarma Transaction. The association became effective through an incorporação de ações (merger of shares), pursuant to which Ultrapar acquired from the former seven shareholders of Extrafarma (who are the heirs of Extrafarma’s founder) all of the shares of Extrafarma in exchange for 12,021,100 newly issued shares of Ultrapar, in accordance with Art. 252 of Brazilian Corporate Law, in addition to subscription warrants that, if exercised, may lead to the issuance of up to 4,007,031 shares in the future.

On January 31, 2014, the incorporação de ações (merger of all shares) was approved at the Extraordinary Shareholders’ Meetings of Ultrapar and Extrafarma (the “Closing”). As a result of the merger of shares, 12,021,100 new ordinary, nominative book-entry shares with no par value were issued, taking Ultrapar’s issued capital to 556,405,096 shares. In addition, the company issued subscription warrants that, if exercised, may lead to the issuance of up to 4,007,031 shares in the future, pursuant to the terms of the Protocol and Justification of Merger of Shares, entered into by the managers of Ultrapar and Extrafarma and published on December 19, 2013. See “Exhibit 4.18. — Protocol and Justification of Incorporação de Ações (merger of shares).”

Ultrapar’s 12,021,100 shares issued and transferred to the former shareholders of Extrafarma are subject to lock-up agreements and become available for trading in phases: 33.5% immediately available for trading after the Closing, and the remaining shares to be unlocked in five annual tranches of 8.3%, with a final tranche of 25% to be unlocked in the sixth year after the Closing.

As a mechanism for possible adjustments related to contingencies whose triggering event occurred prior to the Closing, it has been established that the last 25% (4,007,031 shares) of Ultrapar’s shares to be issued to Extrafarma shareholders should be delivered in the form of subscription warrants that can be exercised after 6 years from the Closing. The shares to be issued as a result of the exercises of the subscription warrants may be reduced as a result of certain adjustment factors.

Extrafarma became a wholly-owned subsidiary of Ultrapar, and the former shareholders of Extrafarma became long-term shareholders of Ultrapar, which evidences their confidence in the growth potential of the sector and in the project to be developed by Ultrapar and Extrafarma. Mr. Paulo Correa Lazera, Extrafarma’s shareholder and CEO, is in charge of our retail pharmacy business as its Chief Operating Officer and became a member of Ultrapar’s executive board. See “Item 6.A. Directors, Senior Management and Employees — Directors and Senior Management.”

Investments

We have made substantial investments in our operations over the last three fiscal years to the date of this annual report. At Ultragaz, we have invested (i) in small bulk LPG distribution (UltraSystem); (ii) in the purchase and renewal of LPG bottles and tanks; and (iii) in the strengthening and restructuring of our distribution logistics. We have also invested in the consolidation of our national coverage over the past years. Investments at Ipiranga have been directed to (i) the expansion of the network of service stations, convenience stores and lubricant service shops, (ii) the expansion of its logistics infrastructure to support the growing demand, and (iii) the maintenance of its operations. Oxiteno has invested in (i) the expansion of production capacity, mainly for specialty chemicals in Brazil and Mexico, and the commencement of operations in the United States, (ii) the modernization of its industrial plants and (iii) the development of new products. Ultracargo has invested in the expansion and maintenance of its storage facilities in response to strong demand for logistics infrastructure in Brazil, including investments in capacity expansions at the Aratu, Santos and Suape terminals. See “Item 4.A. Information on the Company — History and Development of the Company.” We have invested in information technology at all our businesses for integrating processes, improving the quality of information, increasing the response time in decision-making and improving our services.

The following table shows our organic investments (see definition on note 3 below) for the years ended December 31, 2013, 2012 and 2011:

	Year ended December 31,
	(in millions of Reais)
	2013	2012	2011
Ultragaz	150.9	157.1	181.6
Ipiranga	758.3	914.0	548.1
Oxiteno	139.3	114.8	107.3
Ultracargo	37.4	82.0	106.6
Others(1)	15.6	14.8	17.6

Total – additions to property, plant, equipment and intangible assets	1,101.5	1,282.7	961.2
Financing and bonuses to our resellers(2)	(12.2)	27.6	42.8
Total organic investments(3), net of disposals	1,089.4	1,310.3	1,004.1

(1)	Includes mainly capital expenditures related to corporate information technology and headquarters’ building maintenance.
(2)	Financing and bonuses to our resellers, net of repayments. Bonuses are lump sum payments made by distributors to resellers. Resellers typically use these payments to improve their facilities or to invest in working capital. Financing for clients is included under working capital in the cash flow statement and bonuses are included under intangible assets.
(3)	Organic investments consist of acquisitions of property, plant and equipment and intangible assets and financing and repayments to resellers, and do not include investments in acquisitions of subsidiaries and interest in other companies neither capital increases in joint ventures and associates.

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

In November 2012, Ipiranga and Odebrecht TransPort Participações S.A. formed a joint venture to operate in the segment of electronic payment for tolls, parking and fuels — ConectCar. See “Item 4.A. Information on the Company — History and Development of the Company.”

In 2013, Ultrapar invested R$1,089 million, excluding acquisitions, to improve scale and productivity. Ultragaz invested R$151 million in 2013, mainly focused on capturing new clients in the bulk segment, replacement of bottles and maintenance of its bottling facilities. Ipiranga invested R$746 million in 2013, of which (i) R$348 million in the expansion of its distribution network (through the conversion of unbranded service stations, the opening of new gas stations and new customers) and Jet Oil and am/pm franchises, focused on the Midwest, Northeast and North regions of Brazil, (ii) R$86 million in expanding its logistics infrastructure to support the growing demand, through the construction and expansion of 10 logistics facilities, and (iii) R$312 million in the maintenance of its operations, mainly in the renewal of contracts of its distribution network and the renovation of service stations. Ipiranga invested R$758 million in property, plant, equipment and intangible assets, partially offset by R$12 million related to repayments of financing to clients, net of loans granted. Oxiteno invested R$139 million in 2013 mainly in ongoing expansion and retrofit projects at our plants located in Pasadena, United States, and in Coatzacoalcos, Mexico, and in the maintenance of its equipment. Ultracargo invested R$37 million in 2013, mainly directed towards modernization and maintenance of terminals.

Ultrapar’s organic investment plan for 2014 amounts to R$1,484 million, which indicates our belief of continuing opportunities to grow through increased scale and productivity gains, as well as modernization of existing operations. Ultrapar expects to invest R$184 million at Ultragaz, R$886 million at Ipiranga, R$244 million at Oxiteno, R$60 million at Ultracargo and R$67 million at Extrafarma. At Ultragaz, investments will be focused mainly (i) on the construction of a filling plant in São Luis, in the state of Maranhão, (ii) on UltraSystem (small bulk), due to the perspective of capturing new clients and (iii) on the replacement and purchase of new LPG bottles. At Ipiranga, we plan to invest (i) R$366 million to maintain the pace of expansion of its distribution network (through the conversion of unbranded service stations and the opening of new gas stations) and of am/pm and Jet Oil franchises, focused on the Midwest, Northeast and North regions of Brazil, (ii) R$121 million in the expansion of its logistics infrastructure to support the growing demand, mainly through the construction of new logistics facilities, and (iii) R$400 million in the maintenance of its activities, mainly in the renewal of contracts of its distribution network and the renovation of service stations, and in the modernization of its operations. Out of Ipiranga’s total investment budget, R$885 million refer to additions to property, plant, equipment and intangible assets, and R$2 million refer to financing to clients, net of repayments. Oxiteno plans to invest R$161 million in expansion projects, mainly in the potential expansion of its production capacity in Pasadena, in the United States, and in the conclusion of the capacity expansion in Coatzacoalcos, in Mexico. The expansion in Mexico is expected to be operational by 2014 and will add 30,000 tons per year of production capacity. Additionally, Oxiteno intends to invest R$83 million in enhancing the productivity and in the maintenance of its plants and IT systems. Ultracargo is expected to invest mainly in the modernization, adjustment and maintenance of the infrastructure of its terminals and in the potential expansion of the Itaqui terminal, which shall start operating in 2015. At Extrafarma, investments will be directed to the opening of new drugstores, to the expansion of its logistics operations and to the maintenance of its existing stores.

Equity Investments

The table below shows our equity investments (see definition in note 8 below) for the years ended December 31, 2013, 2012 and 2011:

	Year ended December 31,
	2013		2012		2011
Ultragaz	—		—		49.9	(6)
Ipiranga	23.3	(1)	4.1	(3)	26.6	(7)
Oxiteno	6.2	(2)	100.5	(4)	—
Ultracargo	—		68.2	(5)	—
Total equity investments (8)	29.5		172.8		76.5

(1)	Capital invested in ConectCar (R$24.9 million), net of capital reduction in the affiliated Transportadora Sulbrasileira de Gás S.A. (R$1.5 million). See “Item 4.A. Information on the Company — History and Development of the Company.”
(2)	Working capital and net debt closing adjustments relating to the acquisition of American Chemical. See “Item 4.A. Information on the Company — History and Development of the Company.”

(3)	Capital invested in ConectCar. See “Item 4.A. Information on the Company — History and Development of the Company.”
(4)	Investments made in connection with the acquisition of American Chemical, net of proceeds from the sale of Oxiteno’s catalyst production unit. See “Item 4.A. Information on the Company — History and Development of the Company.”
(5)	Investments made in connection with the acquisition of Temmar. See “Item 4.A. Information on the Company — History and Development of the Company.”
(6)	Investments made in connection with the acquisition of Repsol. See “Item 4.A. Information on the Company — History and Development of the Company.”
(7)	Investments made in connection with the acquisition of DNP. See “Item 4.A. Information on the Company — History and Development of the Company.”
(8)	Equity investments consist of investments with acquisition of subsidiaries and interest in other companies and capital increases in joint ventures and associates.

The Extrafarma Transaction closed on January 31, 2014 and, accordingly, Ultrapar started to consolidate the equity investment related to Extrafarma as from such date.

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

B. Business Overview

Ultrapar is a Brazilian company with more than 75 years of history, with leading positions in the markets in which it operates: specialized distribution and retail through Ultragaz, Ipiranga and Extrafarma, production of specialty chemicals through Oxiteno and liquid bulk storage services through Ultracargo. Ultragaz is the leader in LPG distribution in Brazil with a 23% market share in 2013 and one of the largest independent LPG distributors in the world in terms of volume sold. We deliver LPG to an estimated 11 million households using our vehicle fleet and a network of approximately 4,800 independent retailers in the bottled segment and to approximately 46 thousand customers in the bulk segment. Ipiranga is the second largest fuel distributor in Brazil, with a network of 6,725 service stations and a 22% market share in 2013. Oxiteno is one of the largest producers of ethylene oxide and its main derivatives in Latin America, a major producer of specialty chemicals and the sole producer of fatty-alcohols and related by-products in Latin America. Oxiteno has eleven industrial units in Brazil, Mexico, the United States, Uruguay and Venezuela and commercial offices in Argentina, Belgium, China and Colombia. Ultracargo has a leading position in its sector, being the largest provider of storage for liquid bulk in Brazil, with seven terminals and a storage capacity of 787 thousand cubic meters as of December 31, 2013. Extrafarma is one of the leading drugstore chains in Brazil, with operations in the North and Northeast of Brazil, with 195 drugstores in December 2013. The Extrafarma Transaction closed on January 31, 2014 and, accordingly, Extrafarma’s results of operations were consolidated into Ultrapar’s results of operations as from February 1, 2014. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments — Description of the Extrafarma Transaction.”

The following chart simplifies our organizational structure as of the date hereof, showing our principal business units. For more detailed information about our current organizational structure, see “Item 4.C. Information on the Company — Organizational Structure.”

Our Strengths

Leading market positions across businesses

Ultragaz is the largest LPG distributor in Brazil. In 2013, Ultragaz’s national market share was 23%, serving approximately 11 million homes in the bottled segment and approximately 46 thousand customers in the bulk segment. For the year ended December 31, 2013, Ultragaz’s total volume of LPG sold was 1.7 million tons.

Ipiranga is the second largest fuel distributor in Brazil with a 22% market share in 2013, and a network of 6,725 service stations as of December 31, 2013. In addition to the service stations, Ipiranga’s network has approximately 2.8 thousand am/pm convenience stores and Jet Oil franchises. In 2013, Ipiranga focused on its strategy of expansion to the North, Northeast and Midwest regions of Brazil, where the consumption growth rate has been above the national average and the market share of Ipiranga is lower than that in the South and Southeast. The implementation of Ipiranga’s business model in its service station network allows it to offer a broad range of products and services, which benefits consumers and resellers. The volume sold by Ipiranga in 2013 was 24.8 million cubic meters.

Oxiteno is the largest producer of ethylene oxide and its principal derivatives in Latin America as well as a major producer of specialty chemicals. Our chemical operations supply a broad range of market segments, particularly crop protection chemicals, food, cosmetics, leather, detergents, packaging for beverages, thread and polyester filaments, brake fluids, petroleum and coatings. For the year ended December 31, 2013, Oxiteno sold 776 thousand tons of chemical products. In Brazil, Oxiteno competes principally against imports.

Ultracargo is the largest provider of storage for liquid bulk in Brazil, with seven terminals and storage capacity of 787 thousand cubic meters as of December 31, 2013, with leading positions in the main ports in Brazil.

Extrafarma is one of the leading drugstore chains in the region where it operates, in the North and Northeast of Brazil, with 195 drugstores as of December 31, 2013.

Robust business portfolio

Our operations encompass LPG and fuel distribution, operation of a drugstore chain, the production of ethylene oxide and its derivatives and liquid bulk storage services. We believe our businesses provide us with increased financial capability and flexibility. Our business mix makes us less vulnerable to economic fluctuations and allows us to pursue growth opportunities as they arise in any of our business segments.

Ultrapar’s businesses are simultaneously resilient and leveraged on the Brazilian economic growth. Certain of Ultrapar’s businesses, such as LPG for residential use and fuels for light vehicles, are of a resilient nature and, therefore, are less volatile to economic downturns. Other Ultrapar’s businesses such as sales of diesel, specialty chemicals and bulk LPG are linked to economic performance and tend to boost volumes during periods of strong economic growth.

Bottled LPG is an essential good, as it is mainly used for cooking, and, therefore, it has a lower correlation with economic performance. Volume of fuels for light vehicles tends to grow linked to the number of light vehicles in Brazil. The Brazilian light vehicle fleet grew at approximately 7% to 8% per year during the last five years, despite the volatility in the economic growth during this period, leading to a similar level of growth in the volume of fuels for light vehicles. On the other hand, diesel, specialty chemicals and bulk LPG sales growth have been historically correlated to the performance of the Brazilian economy.

Highly efficient LPG distribution network

In addition to making direct sales of bottled LPG, Ultragaz is the only LPG distributor in Brazil with an exclusive network of independent dealers. This network is constituted of approximately 4.8 thousand dealers who sell Ultragaz LPG bottles. This has enabled Ultragaz to control the quality and productivity of its dealers leading to a strong brand name recognition that we believe is associated with quality, safety and efficiency, and also to have frequent contact with LPG customers. In addition, Ultragaz was the first player to introduce LPG small bulk delivery in Brazil, with lower distribution costs than bottled distribution. Over the years, it has built a strong client base.

Efficiencies in retail network logistics in addition to resale management know-how

We believe that the expertise in logistics and resale management that we have gained at Ultragaz is complemented by Ipiranga’s know-how in the same areas, thus maximizing efficiency and profitability at both companies.

Differentiated positioning in the fuel distribution sector

We believe that Ipiranga has a differentiated positioning in its sector, supported by a strong brand and ample coverage of products and services at its service stations to increase the convenience of the customer. These services and products include convenience stores, lubricant-changing service shops, electronic payment, Ipiranga-branded credit cards, and a set of initiatives that aim at enhancing customer’s convenience and loyalty.

Flexibility across the petrochemical cycle

Oxiteno is the largest producer of ethylene oxide and its principal derivatives in Latin America. In 2013, 98% of its ethylene oxide production was used internally in the production of ethylene oxide derivatives, which can be classified in two groups: specialty and commodity chemicals. Oxiteno is a major producer of specialty chemicals, which have traditionally higher margins and less exposure to petrochemical cycles than commodity chemicals. Oxiteno has also been heavily investing in the development of products derived from renewable raw materials, such as those produced at its oleochemicals unit, aiming at reducing its dependence on oil-based feedstock and expanding its product portfolio.

Cost-efficient operations

Oxiteno’s operations have a high degree of production efficiency derived from a scale that we believe is similar to that of the largest producers in the world. Ultragaz has significant market presence in densely populated areas, which allows it to operate its filling plants and distribution system with a high level of capacity utilization and efficiency. Ipiranga also has a significant market presence in the South and Southeast regions of Brazil, which allows it to operate its extensive network of primary and secondary storage terminals and its distribution system in a cost-efficient manner. After the consolidation of Texaco and DNP and the network expansion through the opening of new gas stations and the conversion of unbranded service stations, the increased scale of Ipiranga allowed improved efficiency and competitiveness in the distribution and sales processes, dilution of advertising, marketing and new product development expenses, and gains from economies of scale in administrative functions. Extrafarma also has a significant market presence in the regions it operates (North and Northeast of Brazil), allowing it to distribute more efficiently its products to its drugstores.

Strong operational track record

Our company has exhibited a solid operational track record. Our EBITDA presented an average compound annual growth of 21% from 1998 to 2013, in spite of the overall macroeconomic volatility in Brazil and in the world during this same period. See “Item 3.A. Key Information — Selected Consolidated Financial Data” for more information about EBITDA. Our net income attributable to shareholders of the company presented average compound annual growth of 25% from 1998 to 2013.

Experienced management team

We are led by a strong and experienced management team with a proven track record in the LPG and fuel distribution, petrochemical and specialized logistics industries. Our senior management team (excluding the member who joined our company as a result of the Extrafarma Transaction) possesses on average almost 20 years of experience in the company.

Alignment of interests

The members of Ultrapar’s management are relevant shareholders of Ultrapar and have variable compensation linked to performance and value generation to shareholders measured by Economic Value Added (EVA®) growth targets. Moreover, Ultrapar has consistently implemented improvements in corporate governance, such as being the first Brazilian company to grant 100% tag along right to all its shareholders, the separation of the roles of Executive Officer and Chairman of the Board of Directors and the constant and transparent interaction with the capital market. Ultrapar is also a founding member of the Latin American Corporate Governance Roundtable Companies Circle, a group dedicated to promoting corporate governance in Latin America.

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

Increase market share in fuel distribution

We intend to benefit from a generally favorable outlook in the fuel distribution market as a result of an increasing light vehicle fleet in Brazil. Our sales strategy is to increase Ipiranga’s market share by converting unbranded stations to Ipiranga’s brand and by opening new service stations, focusing on the Midwest, Northeast and North regions of Brazil, where we have lower market share and where consumption growth is higher than the national average, given the lower car penetration and faster-growing household income in these regions. Ipiranga’s strategy also includes expanding its logistics infrastructure to support the growing demand for fuels in Brazil and initiatives aiming at differentiating our products and services.

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

Enhance retail network

Ipiranga’s strategy is strongly focused on differentiation and innovation. This focus has translated to the creation of new market niches through its reseller network characterized by customer service and convenience, thus contributing to high levels of customer loyalty. We believe these initiatives result in a better value proposition for customers and resellers, creating benefits for the whole chain – the client has access to differentiated, more convenient products; the reseller has a more attractive business; and the service station has differentiated positioning, contributing to the evolution of the company’s results.

Ipiranga’s Posto Ecoeficiente project (Eco-Efficient service station) is one of the initiatives that reflect this strategy. This project offers solutions in the construction and operation of service stations intended to improve the use of resources such as water and electricity and to reduce waste and residues, therefore improving the profitability of these stations and benefiting our resellers. The Postos Ecoeficientes project comprised 488 units throughout the Brazilian territory as of December 31, 2013 in addition to 200 units under construction.

In 2010, also as part of its differentiation strategy, Ipiranga opened bakeries within its am/pm stores and became Brazil’s largest bakery franchise chain. Over the year, it developed a new image, further strengthening the perception of being a convenience center always close to its consumer. Over the following years, Ipiranga expanded its bakery chain, which was enabled by the successful acceptance by customers. In addition, Ipiranga increased its strategic partnerships to broaden the scope of the Km de Vantagens loyalty program and, accordingly, the benefits for its clients and resellers, including partners in the areas of entertainment, tourism and magazines, among others.

In 2011, Ipiranga was the first distributor to launch online sales of fuel. This initiative allows clients to purchase credits of fuel through its website. With these credits, clients are able to purchase fuel at any of the Ipiranga’s accredited service stations. Participants of the Km de Vantagens program who purchase credits online can get a discount on the credit price, which represents another benefit for client loyalty. In 2013, Km de Vantagens, the largest loyalty program in Brazil, reached over 15 million clients.

In November 2012, Ipiranga and Odebrecht TransPort Participações formed a joint venture to operate in the segment of electronic payment for tolls, parking and fuels – ConectCar. Once installed on a vehicle’s windshield, ConectCar’s tag automatically opens toll gates at lower costs through a prepaid system with free enrollment. In addition, the tag may be used to purchase fuel as well as accumulate and redeem points of the Km de Vantagens program, points which will be acquired by ConectCar from Ipiranga. The client can buy the tag at Ipiranga’s service stations, using the points of the loyalty program Km de Vantagens. At the end of 2013, ConectCar was operating in 73 highways, 147 toll plazas, 36 shopping malls and parking lots in the states of São Paulo, Rio de Janeiro, Bahia and Pernambuco.

In 2013, Ipiranga developed “Ipiranga Frotas”, a fleet management service offered to qualified corporate clients to improve their fuel consumption. The system allows clients to better monitor and manage their fleet of vehicles remotely over the internet and is provided by Ipiranga free of charge. Participating clients are granted discounts in the purchase of fuel within the Ipiranga network and other benefits, which we believe will ultimately enhance Ipiranga brand loyalty and improve fuel sales.

In addition, in 2013 Ipiranga expanded its online service station, Posto Ipiranga na Web (Ipiranga service station on the web), launched in 2011, pursuant to which end customers are able to acquire credits of fuel over the internet and use them at accredited service stations. Also in 2013, the convenience stores am/pm increased its private label lines.

Enter the significant and growing retail pharmacy sector to expand our growth opportunities

On January 31, 2014, we concluded the Extrafarma Transaction, which marked our entry into Brazil’s significant, growing retail pharmacy sector. We intend to benefit from the favorable outlook of the retail pharmacy sector in Brazil, mainly due to (i) the aging population; (ii) higher levels of disposable income among consumers; (iii) greater access to medicines, especially due to the growing prominence of generic drugs; and (iv) growing demand for personal care and beauty products. In addition, consolidation of the sector, supported by increasing formalization and consequent investments, is still in the incipient stages, and we intend to participate in this process.

We intend to accelerate Extrafarma’s expansion plan through (i) increasing its investment capacity, (ii) expanding its distribution network through the potential opening of drugstores at Ipiranga’s service stations and Ultragaz’s resellers, which together have over 10 thousand retail outlets; and (iii) strengthening its management structure through the implementation of Ultrapar’s recognized corporate governance practices and incentives-based model aimed at the alignment of interests. Through the integration of sites and product, service and convenience offering we intend to develop business models that are continuously more attractive to Extrafarma’s, Ipiranga’s and Ultragaz’s consumers, thus increasing differentiation potential in each of these businesses.

Invest in niche segments for LPG distribution

Ultragaz is strengthening its presence in the North and Northeast regions of Brazil by focusing on expanding to states, such as Pará and Maranhão, where it did not use to have significant operations and where LPG consumption is growing faster than Brazil’s national average rate.

For the bulk segment, Ultragaz strategy is focused on two areas. The first one is offering its clients in industrial and agribusiness segments new applications for LPG. As a result, Ultragaz aims at expanding its participation in the use of LPG for localized heating, such as pre-heating of industrial furnaces, especially in steel and metallurgical plants, and in new applications in agribusiness, such as drying grains and plague control, with greater operational and economic efficiency.

The second one is to invest in the expansion of the bulk LPG distribution to small- and medium-sized businesses, such as laundry shops, restaurants, bakeries, residential condominiums, on the basis of agile and convenience services.

Expand capacity at Oxiteno

We intend to maintain Oxiteno’s production capacity ahead of demand in Brazil. We also plan to continue our efforts to apply the best global practices to Oxiteno’s plants and production processes with a view to remain technologically competitive.

Continue to enhance product mix at Oxiteno

We increased Oxiteno’s capacity to produce a variety of value-added ethylene oxide derivatives and other specialty chemicals in order to optimize its sales mix across petrochemical cycles. Oxiteno’s investments in research and development have resulted in the introduction of 56 new products during the last three years. Oxiteno will continue to invest in research and development focused on developing new products to meet clients’ needs. In addition, we intend to continue to focus Oxiteno’s sales in the Brazilian market, which allows us to have higher margins.

Maintain financial strength

We seek to maintain a sound financial position to allow us to pursue investment opportunities and enhance our shareholders’ return on their investment in our company. Our net debt (consisting of loans, debentures and financial leases recorded as current and non-current liabilities, net of cash and cash equivalents and financial investments) as of December 31, 2013 was R$3,426 million, representing a 1.2 times net debt (consisting of loans, debentures and financial leases recorded as current and non-current liabilities, net of cash and cash equivalents and financial investments) to EBITDA ratio. We have been consistently distributing dividends to our shareholders. During the five years ended December 31, 2013, we have declared yearly dividends representing an average of 61% of our net income.

Continue to grow our businesses

Our principal corporate goals are to enhance shareholder value and to strengthen our market presence by growing our businesses. Historically, we have grown our businesses organically and through acquisitions, such as the acquisitions of Shell Gás, Ipiranga, União Terminais, Texaco, DNP, Repsol, Temmar and American Chemical, and we intend to continue this strategy.

We have also made several investments in the expansion of our existing operations. In Oxiteno, in the last five years ended December 31, 2013, we invested in the expansion of our production capacity focusing on specialty chemicals and in starting production of specialty chemicals in the United States. In Ipiranga, organic investments were mainly directed to the expansion of our resellers’ network and logistics infrastructure. In Ultracargo, investments were made to increase the capacity of our terminals in Suape, Santos and Aratu. We constantly analyze acquisition opportunities in the segments in which we operate and in complementary segments that could add value to our company.

Key Financial Information

The table below sets forth certain financial information for us and our principal businesses:

	Year ended December 31,
	2013	2012(4)	2011(4)	2010(4)	2009(4)
	(in millions of Reais)
Net revenue from sales and services (1)
Ultrapar	60,940.2	53,868.9	48,628.7	42,469.7	36,096.3
Ultragaz	3,982.3	3,847.1	3,766.8	3,661.3	3,441.0
Ipiranga	53,384.1	46,829.4	42,221.6	36,478.7	30,475.1
Oxiteno	3,277.8	2,928.8	2,408.6	2,083.0	1,915.8
Ultracargo	332.1	293.6	259.9	288.0	331.0
EBITDA (2)
Ultrapar	2,918.0	2,411.4	2,047.5	1,844.5	1,432.8
Ultragaz	280.5	245.7	280.9	300.0	284.9
Ipiranga	2,029.6	1,652.6	1,366.4	1,147.6	842.7
Oxiteno	440.6	351.8	262.3	218.3	171.4
Ultracargo	157.5	142.7	116.8	143.4	109.7
Net income attributable to Ultrapar’s shareholders	1,225.1	1,019.9	854.3	761.3	437.1
Net debt (3)
Ultrapar	(3,425.9)	(3,084.0)	(2,882.8)	(2,254.9)	(2,199.5)

(1)	Segment information for Ultragaz, Ipiranga, Oxiteno and Ultracargo is presented on an unconsolidated basis. See “Presentation of Financial Information” for more information.
(2)	See footnote 7 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for a more complete discussion of EBITDA and its reconciliation to information in our financial statements.
(3)	See footnote 8 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for a more complete discussion of net debt and its reconciliation to information in our financial statements.
(4)	See footnote 2 under “Item 3.A. Key Information — Selected Consolidated Financial Data”.

Distribution of Liquefied Petroleum Gas

Industry and Regulatory Overview

Liquefied petroleum gas (LPG) is a fuel derived from the oil and natural gas refining process. In Brazil, 75% of local demand in 2013 was produced in local refineries and the remaining 25% was imported. LPG has the following primary uses in Brazil:

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

Currently, the LPG distribution industry in Brazil consists of 15 LPG distribution companies or groups of companies, and is regulated by the ANP. The LPG distribution industry includes purchasing nearly all its LPG requirements from Petrobras, filling LPG bottles and bulk delivery trucks at filling stations, selling LPG to dealers and end users, controlling product quality and providing technical assistance to LPG consumers. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Industry and Regulatory Overview — The role of the ANP.” LPG produced by Petrobras, which represented 75% of total LPG sold in Brazil in 2013, is transported in pipelines and by trucks from Petrobras’ production and storage facilities to filling stations maintained by LPG distributors. The balance is imported by Petrobras into Brazil and stored in large storage facilities mostly maintained by Petrobras. The imported LPG is then transported from the storage facilities by pipeline and truck to the LPG distributors’ filling stations.

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

Since 2001, distributors have been allowed to freely establish retail prices, which were previously set by the Brazilian government. Until the end of 2001, the LPG refinery price charged by Petrobras to all LPG distributors was determined by the Brazilian government and was the same for all LPG distributors in all regions of Brazil. Historically, refinery prices have been subsidized by the Brazilian government. In 2002, the Brazilian government abolished subsidies to refinery prices and in January 2002, Petrobras started to freely price LPG in the domestic market, adopting the international price plus surcharges as its benchmark. However, the Petrobras refinery price of LPG is still subject to the Brazilian government influence when the government deems appropriate. Refinery prices of LPG in Reais remained unchanged from May 2003 to December 2007. In 2008, Petrobras increased the LPG refinery price for commercial and industrial usage by 15% in January, an additional 10% in April and 6% in July. In February 2009, Petrobras reduced the LPG refinery price for commercial and industrial usage by 5%. In January 2010, Petrobras increased the LPG refinery price for commercial and industrial usage by 6%. In 2013 and 2012, Petrobras’ average refinery price was US$457 and US$508 per ton, respectively, compared with the average international price of US$575 per ton per ton and US$630 per ton, respectively. LPG refinery prices for residential use have remained unchanged since 2003.

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

Ultragaz itself was required to requalify 13.8 million bottles before November 2006 and an additional 10.7 million bottles by November 2011. In 2012, Ultragaz requalified 2.3 million bottles and, in 2013, 3.0 million bottles. In 2014, Ultragaz expects to requalify approximately 3.1 million bottles.

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

Ultragaz

We distribute LPG through Ultragaz. Founded in 1937, we were the first LPG distributor in Brazil. At that time, Brazilians used wood stoves and, to a lesser extent, alcohol, kerosene and coal stoves. Ultragaz was the leading company by sales volume in the Brazilian LPG market as of December 31, 2013.

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

In August 2003, Ultragaz acquired Shell Gás, Royal Dutch Shell plc’s LPG operations in Brazil, for a total price of R$171 million. Shell Gás had about a 4.5% market share in Brazilian LPG distribution, selling 287.4 thousand tons of LPG in 2002. With this acquisition, Ultragaz became the national market leader in LPG, with a 24% share of the Brazilian market in 2003. In October 2011, Ultragaz acquired Repsol’s LPG distribution business in Brazil for a total value of R$50 million, which includes R$2 million related to the net cash of the acquired company. In 2011, Repsol sold approximately 22 thousand tons of LPG. See “Item 4.A. Information on the Company — History and Development of the Company”.

Ultragaz is comprised of the following operating subsidiaries:

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

Before Shell Gás’ acquisition, Ultragaz’s sales strategy for bottled LPG delivery was to increase market share through geographical expansion as well as protecting and incrementing market participation in regions where it already operated. With the acquisition of Shell Gás, Ultragaz became the Brazilian market leader in LPG, and the focus of its marketing strategy evolved to investing in the brand, protecting market share and strengthening its position in certain regions and niche markets where it does not have a significant presence. The LPG bottled market in Brazil is a mature one and Ultragaz believes that growth in demand will be a function of an increasing number of households consuming the product as well as an increasing level of household income.

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

The table below shows Ultragaz’s sales of LPG to clients of bottled and bulk LPG:

	Year ended December 31,
Client category	2013	2012	2011
	(in thousands of tons)
Bottled LPG
Residential delivery by Ultragaz / Ultragaz owned retail stores	64.4	63.9	58.1
Independent dealers(1)	1,069.6	1,069.5	1,076.0

Total bottled LPG	1,134.0	1,133.5	1,134.1
Total bulk LPG	562.3	547.7	518.1

Total tons delivered	1,696.3	1,681.2	1,652.2

(1)	Includes residential deliveries and distribution through retailers’ stores.

Residential delivery has evolved during the last few years from primarily door-to-door to a primarily scheduled or phone-ordered delivery.

The LPG distribution is a very dynamic retail market where consumers’ habits change constantly, thus creating differentiation opportunities for the company. In order to follow market developments and differentiate itself from competitors, Ultragaz has developed and enhanced sales channels and payment methods. In the last decade, the company expanded the participation of Disk Gás (sale of LPG bottles by telephone), created the prepaid voucher system (Vale Ultragaz Eletrônico, which can be acquired at certain establishments such as supermarkets) and is also developing new ordering systems, such as the ability to order online and by mobile phone. These initiatives provide customers with greater convenience, add further value and generate logistic optimization to Ultragaz. The same principles are extended to the bulk segment, in which Ultragaz is a pioneer and has a leading position, and where it has been developing new usages for its products, such as localized heating for the ignition of industrial furnaces, mainly in iron and steel industries, and new applications in agribusiness, such as drying grains and plague control, with greater operational and economic efficiency. Also aiming at meeting the consumption needs in the bulk segment, Ultragaz intensified its unique account billing service in residential condominiums, through which it provides individual gas bills.

With the support of Ultrapar and Banco Nacional de Desenvolvimento Econômico e Social - BNDES, Ultragaz develops social and environmental projects in the surroundings of the communities where we operate. One example is the “Educational Campaign” developed in partnership with the Brazilian government and the Ministry of Health, designed to provide preventive information for the population through the qualification of LPG resellers. This initiative has directly impacted nearly 25 million people in 2013. Ultragaz also develops the project “Escola Nota Dez” (Grade A School), supported by the Ipojuca City Education Department, in the state of Pernambuco, where Ultragaz sponsors the creation and implementation of a Child Education Policy for the city, including the training and qualification for pedagogical coordinators. Concurrently to this work, Ultragaz is refurbishing four rural schools in the region.

Ultragaz signed the UN Global Compact in 2009, and has developed a structured program for advancing causes related to environmental sustainability, through a series of initiatives with internal and external audiences. Ultragaz’s program, “Ultragaz Faz Sustentável. E quer fazer sempre mais” (Ultragaz acts sustainably and always wants to do more), aims at identifying, creating and educating the community on the sustainable initiatives it promotes.

Since 2009, Ultragaz has sponsored the implementation of educational programs of the “Junior Achievement” organization in Brazil. Junior Achievement is the world’s largest and oldest organization dedicated to educating students on employment opportunities, entrepreneurship and financial literacy through experiential learning and hands-on programs. In 2013, over 270 thousand teenagers of Brazilian public schools benefited from Ultragaz’s sponsorship.

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

Ultragaz delivers bottled LPG using a distribution network, which as of December 31, 2013 included 57 company-owned points of sales, and approximately 4.8 thousand independent dealers. As of December 31, 2013, Ultragaz had a fleet of 171 vehicles for the delivery of gas bottles and 267 for bulk delivery. Ultragaz also maintains a call center which centralizes LPG bottle orders made through phone calls.

Bottled sales capacity derives from the number of bottles bearing Ultragaz’s brands. Ultragaz estimates that, as of December 31, 2013, there were 22.5 million 13kg bottles stamped with Ultragaz’s brands in the market.

Independent dealers. Ultragaz’s independent distribution network ranges from large dealers, which carry out extensive home delivery, to single retail stores, which sell small quantities of LPG bottles. Until the enactment of ANP Rule 297 on November 18, 2003, independent dealers needed only to be registered with ANP for the sale of LPG bottles. No licenses were required except for those required by the fire department and the municipal authorities. Rule 297 established that the independent dealers must be registered with ANP and comply with a list of prerequisites contained in such rule, as well as those required by law for the storage of bottles up to 90 kg. Also, each municipality sets forth its own safety regulations applicable to stores that sell LPG, including a minimum distance from certain locations, such as schools. For the year ended December 31, 2013, 94% of Ultragaz’s bottled LPG sales were made through independent dealers. The agreements entered into between Ultragaz and independent dealers require the use of the Ultragaz brand and the display of the Ultragaz logo in the delivery vehicles and on the uniforms worn by delivery personnel. Proprietary rights in the trademark and logo are retained by Ultragaz and are duly registered with the National Institute of Industrial Property (INPI — Instituto Nacional de Propriedade Industrial). All contracted dealers are Ultragaz’s exclusive representatives. Under the terms of the respective contracts, each dealer agrees not to deliver non-Ultragaz LPG bottles.

Ultragaz understands that investing in the efficiency if its resellers network is key for staying ahead of competition and at the same time aligned with market demand for LPG. Accordingly, Ultragaz has developed several programs aimed at improving resellers management quality and standards.

The main tool is the “Programa de Qualificação de Revendas” (Reseller Qualification Program), which seeks to standardize Ultragaz’s resellers’ best management practices, including brand standardization, management quality, and strict compliance with the laws applicable to the industry. Through an assessment process, resellers are classified into categories (blue diamond, diamond, golden, bronze and opportunity), allowing the participants to check their performance compared to Ultragaz’s excellence standards and stimulating constant improvement. In 2013, approximately 4.5 thousand resellers participated in the program – a significant increase compared to 2008, when the program began with approximately 700 resellers evaluated. Out of the resellers that participated in the program in 2013, 74% (or 3.3 thousand) were qualified as bronze or above, above the 70% in 2012 and 65% in 2011, attesting their increased compliance with most of Ultragaz’s quality requirements.

Ultragaz also has invested in the development of training progams offered to its dealers. The first of them is Project SOMAR (Marketing Solutions Applied to Independent Dealers), a program that includes replication of best practices and recommendations of changes to dealers’ operating procedures aiming at improving the efficiency of their operations.

The main initiative carried out since 2009 is Academia de Revendedores (Resellers Academy), which includes the training programs Formação em Gestão de Revendas (Reseller Management Education) and O especialista em atendimento (The specialist in serving). These programs seek to provide its resellers and their employees with critical skills to ensure an effective management in the LPG retail market and strengthen the qualification of the resellers’ network.

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

Payment terms. Ultragaz’s sales through its retail stores and through home delivery are made mainly on a cash basis. Ultragaz’s sales to independent dealers and to industrial and commercial users have payment terms of 18 days on average.

Bottle swapping centers. Pursuant to the Self-Regulatory Code, established in 1996 and approved by ANP, the LPG distributors have established nine operating swapping centers to facilitate the return of the bottles to the appropriate distributor. Under the Self-Regulatory Code, while LPG distributors may pick up any empty LPG bottles tendered by customers in exchange for full LPG bottles, whether or not such empty bottles were put in circulation by that distributor, after October 1997, LPG distributors were not permitted to refill third-party bottles. Accordingly, LPG distributors may deliver third-party bottles to a swapping center where such bottles may be exchanged for bottles placed in circulation by such LPG distributor. The swapping centers currently charge a fee of R$0.40 per exchanged LPG bottle. In areas where only one LPG distributor has a sizable market share, it is customary to use the facilities of that distributor as an unofficial swapping center.

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

Petrobras freely prices LPG in the domestic market, adopting the international price plus surcharges as its benchmark. However, the Petrobras refinery price of LPG is subject to the Brazilian government influence when the government deems appropriate. Refinery prices of LPG in Reais remained unchanged from May 2003 to December 2007. In 2008, Petrobras increased the LPG refinery price for commercial and industrial usage by 15% in January, an additional 10% in April and 6% in July. In February 2009, Petrobras reduced the LPG refinery price for commercial and industrial usage by 5%. In January 2010, Petrobras increased the LPG refinery price for commercial and industrial usage by 6%. In 2013 and 2012, Petrobras’ average refinery price was US$457 per ton and US$508 per ton, respectively, compared with the average international price of US$575 per ton and US$630 per ton, respectively. LPG refinery prices for residential use have remained unchanged since 2003. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Industry and Regulatory Overview — The role of the Brazilian government.”

Storage of LPG. On December 31, 2013, Ultragaz’s storage capacity was approximately 19 thousand tons, including Utingás’ storage capacity. Based on its 2013 average LPG sales, Ultragaz could store approximately three days of LPG supply. Accordingly, an interruption in the production of LPG may result in shortages, such as the one that occurred during the Petrobras strike in 1995.

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

•	Nacional Gás Butano, a Brazilian LPG distributor which has been present in the market for more than 45 years.

The following table sets forth the market share of Ultragaz and its competitors in terms of volume:

	Year ended December 31,
LPG Distributor	2013	2012	2011
Ultragaz	23.1%	23.5%	23.2%
Liquigás	22.6%	22.6%	22.8%
Supergasbras	21.1%	20.9%	21.2%
Nacional Gás Butano	18.8%	19.0%	18.9%
Others	14.3%	14.0%	13.9%

Total	100.0%	100.0%	100.0%

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

In 2011, the Brazilian LPG market increased by 2.5% in terms of volume compared to 2010, mostly driven by the volume sold in the bulk segment, which increased 3.5% compared to 2010, mainly as a result of the strong economy. In 2012, the LPG market increased only 0.5% compared to 2011, mostly driven by the effect of lower economic growth over the bulk segment, mainly during the second half of 2012. In 2013, the Brazilian LPG market increased by 2.7% compared to 2012, mainly driven by the growth of 5.8% in the bulk segment due to the country’s economic growth.

The following graph shows LPG sales volume for the Brazilian market and Ultragaz for the periods indicated:

Source: ANP (volume for 2005, 2006, 2007 and 2008 according to Sindigás)

Income tax exemption status. Pursuant to legislation which provides tax relief for businesses located in the northeast region of Brazil, Ultragaz benefits from a 75% income tax reduction at the Caucaia, Mataripe, Aracaju and Suape filling plants, having expired or expiring in 2012, 2013, 2017 and 2018, respectively. These tax reductions are approved by SUDENE (Superintendency for the Development of the Northeast). Income tax exemptions amounted to R$9.1 million and R$9.4 million for the years ended December 31, 2013 and 2012, respectively. We cannot guarantee that there will be no amendments to the current tax legislation. For further information see Note 9(c) to our consolidated financial statements. In 2014, Ultragaz will request the extension of the recognition of the tax incentive for additional 10 years at Caucaia and Mataripe filling plants, based on investments in increasing the production capacity in both plants and in the modernization of the Mataripe plant.

Quality. We were the first Brazilian LPG distributor to receive ISO (International Standards Organization) certification for excellence in quality management. We were also the first LPG distributor in Brazil to be awarded with Prêmio Paulista de Qualidade, a well-recognized quality award in Brazil. Ultragaz is implementing the Management Excellence Model (Modelo de Excelência da Gestão® – MEG), of the National Quality Foundation (FNQ). This system standardizes and certifies the main working processes in four areas: Quality Management (ISO 9001), Environmental Management (ISO 14001), Occupational Health and Safety Management (OHSAS 18001) and Social Responsibility Management (SA 8000). Also, in 2013, Ultragaz received several awards related to quality and management quality in different states in which it operates.

Fuel Distribution

Industry and Regulatory Overview

The Brazilian fuels market comprises the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene and natural gas for vehicles (NGV). In 2013, diesel represented 50% of the fuels distributed in Brazil, followed by gasoline, ethanol, fuel oils, NGV and kerosene, each of which represented 35%, 9%, 4%, 2% and 0.01%, respectively.

Growth in the fuel distribution sector has been directly influenced by GDP growth rates and size of light vehicle fleet. GDP growth is the main driver for diesel volume, given that diesel in Brazil is highly used for buses, trucks and agricultural engines. The size of the light vehicle fleet influences the growth in the combined volumes of gasoline, ethanol and NGV, which are basically used for light vehicles. The growth in the size of the car fleet in turn, is highly correlated with credit availability and disposable income. Since 2005, the Brazilian economy has been passing through a structural change with the creation of a well-established credit market for consumer goods.

In December 2013, credit in Brazil reached 57% of GDP, compared to 54% in December 2012, 49% in December 2011, 46% in December 2010, 45% in December 2009 and 41% in December 2008, which, combined with an increase in disposable income in Brazil, has had a positive effect on the sales of vehicles in those years. According to ANFAVEA, approximately 3.6 million new light vehicles were registered in Brazil in 2013, stable compared to 2012. As a consequence of the new vehicles sold, the light vehicle fleet is estimated to have grown by 7% in 2013, reaching 37 million at the end of the year. Among the total vehicles sold in 2013, including trucks and buses, 89% were flex-fuel vehicles, which have engines adapted to operate using either gasoline or ethanol, or by any combination of the two, 5% were gasoline-only fueled vehicles and the remaining 6% were diesel-only. Since the launching of flex-fuel vehicles in Brazil in 2003, 21.7 million flex-fuel cars were sold in Brazil.

Moreover, recent changes to legislation and inspection in the fuel distribution sector have helped to progressively curb unfair competition, creating a level playing field. These improvements should benefit the formal market by capturing the volume from the grey market.

According to ANP, the distribution of fuels (gasoline, ethanol and diesel) is made mainly through three channels, as follows:

•	Service stations (77% of the market in terms of volume in 2013), which serve final retail consumers;

•	Large consumers (16% of the market in terms of volume in 2013), mainly industries and fleets; and

•	Retail - wholesale resellers — TRR (7% of the market in terms of volume in 2013), specialized resellers that distribute diesel to medium and small volume end-users.

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

All gasoline sold in Brazil must contain a certain proportion of anhydrous ethanol that can vary from 18% to 25%. In October, 2011, the Brazilian Agriculture Ministry reduced the required percentage of anhydrous ethanol mixed with gasoline from 25% to 20%. In May 2013, the Brazilian Agriculture Ministry increased the required percentage of anhydrous ethanol mixed with gasoline again to 25%, which remains the current percentage as of the date of this annual report.

Gasoline “A”, as it is known in its unmixed form, is mixed with anhydrous ethanol at primary storage terminals or at secondary storage terminals. Gasoline “A,” mixed with anhydrous ethanol, forms gasoline “C,” which is delivered directly to service stations and large consumers by truck.

Since January 2008, under the Biodiesel Program, distributors have been required to include a percentage of biodiesel in the volume of diesel sold, in order to reduce greenhouse gas emissions. In addition, this program has also the social purpose of encouraging and developing small agriculture producers of biodiesel raw materials. From January 2008 to June 2008, the biodiesel mix requirement was 2%. On July 1, 2008 and 2009, the biodiesel mix requirement was increased to 3% and to a further 4%, respectively. Since January 1, 2010, the biodiesel mix requirement is 5%.

As of December 31, 2013, there were 214 fuel distributors authorized by ANP to operate in Brazil.

Supply. Petrobras is currently the only relevant supplier of oil derivatives in Brazil, accounting for 99% of the domestic production. There are currently 16 oil refineries in Brazil, of which Petrobras owns 12. Petrobras’s total refining capacity in 2013 was 318 thousand cubic meters per day. Brazilian refineries are located predominantly in the South and Southeast regions of Brazil. The overall product yield for these refineries in 2013 was 40% diesel, 23% gasoline, 12% fuel oil, 6% LPG and 19% other products, including naphtha.

Ethanol is purchased from various producers. In 2013, there were almost 400 distilleries in Brazil, which produced approximately 27 million cubic meters of ethanol, 44% of which was anhydrous ethanol and the rest of which was hydrated ethanol. Brazil’s supply of anhydrous and hydrated ethanol is seasonal and depends on the sugarcane harvest. In 2013, 93% of such supply came from Central and Southern Brazil and the remainder of which came from Northern Brazil.

Biodiesel is purchased from the many producers of biofuels in Brazil, and its main raw materials are tallow and soy seeds. As of December 31, 2013, there were 58 biodiesel producers, located predominantly in the Midwestern region. Brazil’s biodiesel production in 2013 was less than half of its total production capacity. Since January 2008, which was the first year of the Biodiesel Program,

Petrobras has been required to purchase biofuels in auctions promoted by ANP and supply distributors with amounts of biodiesel corresponding to the proportional volume of diesel purchased. This policy aims to prevent distributors from selling diesel without including the minimum required amount of biodiesel.

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

Due to the Real depreciation and that the average cost of oil derivatives imported from the international markets was higher than the price practiced by Petrobras in the Brazilian market, (i) in January 2013, Petrobras increased gasoline and diesel prices by 6.6% and 5.4%, respectively; (ii) in March 2013, Petrobras announced a new adjustment in diesel price, of 4.9%; and (iii) in November 2013, Petrobras increased gasoline and diesel prices by 4.0% and 8.0%, respectively.

Ethanol prices are deregulated, being freely charged by the ethanol producers. In order to curb unfair competitive practices in the ethanol sales, some measures have been taken by the government, supported by Sindicom members. In April 2008, it became mandatory for fuel producers and distributors, as well as TRRs, to issue electronic tax invoices in all the states of Brazil. In addition, in June 2008 the government, through the Brazilian Congress, enacted the Law 11,727/08, based on the Provisional Measure 425 (Medida Provisória 425), which came into force in October 2008. Under this law, two initiatives were imposed to prevent tax evasion: (i) increasing the proportion of collection of Social Integration Program Taxes (Programa de Integração Social - PIS) and Contribution for the Financing of Social Security Taxes (Contribuição para o Financiamento da Seguridade Social - COFINS) at distilleries from 25% to 40% and (ii) requiring distilleries to install flow meters (medidores de vazão) to control the output of ethanol, which is still awaiting the definition of certain technical aspects to be implemented. In 2009, ANP started to track sales of methanol. The blending of methanol with ethanol is an example of product adulteration practiced by certain distributors or gas station owners, mainly in the State of São Paulo. On May 7, 2013, the government adopted the Provisional Measure 613 (Medida Provisória 613), which, among other resolutions, granted tax incentives to ethanol producers and to chemical producers through PIS and COFINS tax credits and reductions. As a result, all PIS and COFINS taxes levied on ethanol, which corresponded to R$120 per cubic meter as of December 31, 2013, are collected by the producers, and they receive a R$120 per cubic meter tax credit to offset the increased PIS and COFINS taxes levied on ethanol.

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

Since 1971, Petrobras has acted in the Brazilian fuel distribution market through its subsidiary BR. BR is the leader in the fuel distribution market, with market share of 33% in 2013, according to ANP.

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

ANP is also responsible for establishing the limits of oil-based fuel volume purchased by distributors based on their storage capacity. Fuel distributors are required to provide the ANP with monthly reports showing their previous month sales.

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

Sindicom represents the interests of major Brazilian fuel distributors, which controlled 77% of the Brazilian fuel market in 2013. Sindicom was formed in 1941 and its primary purpose is to promote uniform standards for industry regulation and to provide a forum in which members can discuss matters affecting the industry. Sindicom represents its members in discussions before federal and state governmental bodies and presents its members perspectives on relevant laws and regulations, including those relating to taxation, operations, industrial and occupational safety and environmental protection.

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

Among the actions taken were:

(i) significant interaction with the Brazilian judiciary, including holding seminars for judges and prosecutors concerning the problems facing the industry and directly participating in tax litigation involving distributors that are not Sindicom members, (ii) sponsorship of the development of a chemical coloring solvent that is added to anhydrous ethanol, in order to prevent the addition of water (and later to be sold as hydrated ethanol), (iii) support of ANP resolution that restricts the sale of hydrated ethanol by producers to distributors and prohibits sales by producers to resellers or end-consumers; (iv) support of ANP resolution that forbids distributors to sell fuels to resellers operating under another brand, except for white-flag dealers, who operate without a brand; (v) contribution to the development of CODIF, a system that electronically controls the collection of value-added taxes on fuel sales, (vi) support in the implementation of electronic invoices at the federal level, concluded in 2008, (vii) support for ANP regulation which established brand definition and the obligation of disclosing the origin of the fuels in order to inhibit certain distributors from using a fake brand (known as cloned stations); and (viii) the suggestion of several other measures, supported by ANP, including focusing the collection of PIS and COFINS — Social Integration Program Taxes and Contribution for the Financing of Social Security Taxes on distilleries and the installation of flow meters, which were included in Law 11,727/2008. As a result of these efforts, the more regulated market is leading to the weakening of the business model of lower prices based on artificially lower costs and unfair practices, creating a level playing field and increasing sales volume of the formal market. In 2013, share of ethanol volume sold by Sindicom members over the total market was 66%, a significant increase compared to 59% in 2012 and 58% in 2011, as a result of the practices mentioned above and investments made by the branded distributors in converting unbranded service stations.

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

Ipiranga

Ipiranga was founded in 1937 and is currently the largest private player in the Brazilian fuel distribution market, with 22% market share in terms of volume in 2013 and 6,725 service stations as of December 31, 2013.

In 2013, Ipiranga distributed diesel, gasoline, ethanol, NGV, fuel oil, kerosene, lubricants and greases nationwide. In addition to a traditional fuel distribution business, Ipiranga has implemented a differentiation strategy, by offering other products and services throughout its service station network. This strategy has led to a significant and growing convenience store business, branded “am/pm,” including the expansion of the bakery network and private label products under the same brand, as well as lubricant servicing businesses, “Jet Oil” and “Jet Oil Motos”, and the consolidation of other related products and services.

Among the other related products and services, we highlight Ipiranga’s loyalty program, Km de Vantagens, which has reached 15 million participants as of December 31, 2013, and the online service station, “Posto Ipiranga na Web”, where customers can acquire fuel credits online and use them to purchase fuel at our accredited fuel stations.

Markets and marketing. Until March 2009, Ipiranga only operated in the South and Southeast regions of Brazil. After the acquisition of Texaco, Ipiranga became a nationwide distributor and started to operate in the Northeast, North and Midwest regions of Brazil, regions where the fuel consumption grows above the national average rate, given the lower car penetration and faster-growing household income compared to other regions. Under the terms of the Ipiranga Group Transaction Agreements, Petrobras had the exclusive right to use Ipiranga’s brand in the operating regions of the Northern Distribution Business for five years from the date of the acquisition of Ipiranga Group, which expired in April 2012. Until then, Ipiranga operated under the Texaco brand in those regions. In November 2010, Ultrapar closed the acquisition of DNP, which distributes fuel in the states of Amazonas, Rondônia, Roraima, Acre, Pará and Mato Grosso through a network of 110 service stations, with 4% market share in the North region of Brazil in 2010. See “Item 4.A. Information on the Company — History and Development of the Company.” In 2013, Ipiranga continued its strategy to increase its scale of operations, adding 265 service stations through the conversion of unbranded service stations and the opening of new gas stations. Furthermore, Ipiranga ended 2013 with 488 eco-efficient service stations (Posto Ecoeficiente — service stations with a set of solutions that reduce the consumption of materials, natural resources and energy of these service stations, including the reduction of waste generated during the construction). Ipiranga is also focusing on the expansion of Jet Oil and am/pm franchises to enhance the service and convenience of consumers at the Ipiranga service stations.

Growth in the fuel distribution sector is directly influenced by GDP growth rates and by the size of the car fleet. In 2009, despite the 0.6% decrease in GDP, a record level of car sales was registered in Brazil, as a result of the government reduction in taxes levied on car sales to encourage an increase in demand in the sector, as well as higher credit availability during the second half of the year. In 2010, 2011 and 2012, the automotive sector reached new records of light vehicles registered, mainly as a result of the increased disposable income and credit availability. See “Item 5.D. Operating and Financial Review and Prospects — Trend Information.” See “Item 4.B. Information on the Company — Business Overview — Fuel Distribution — Industry and Regulatory Overview.” Furthermore, legislative changes and inspection in the fuel distribution sector occurred in the last years have progressively curbed unfair competition, creating a level playing field in the Brazilian distribution market. Overtime, these improvements should benefit the formal market by capturing the volume from the grey market.

In 2013, 3.6 million new light vehicles were registered according to ANFAVEA, stable in relation to 2012, with flex fuel cars representing 89% of the total light vehicles registered in 2013.

According to ANFAVEA, the estimated total light vehicles fleet in Brazil as of December 31, 2013 was 37 million, an increase of 7% from 2012, as a consequence of the 3.6 million new cars registered and an estimated scrapping of 1.3 million cars.

In 2013, the fuel volume sold by Ipiranga grew by 6% compared to 2012, with (i) the combined sales volume of gasoline, ethanol and NGV increasing by 9%, driven by the growth in light vehicle fleet and investments made to expand its service station network, and (ii) diesel sales volume increasing by 4% in the period, as a result of the investments made to capture new clients and, to a lesser extent, the growth of the Brazilian economy, particularly in the retail and agricultural sectors.

Ipiranga’s sales volume from its service station network accounted for 73% of its total sales in 2013. As of December 31, 2013, there were 6,725 service stations operating under the Ipiranga brand, of which 723 had the land either owned by us or under a long term lease to us and 6,002 owned by third parties. In 2013, 89% of these service stations were located in urban, high population density areas, with the remaining 11% located in highways.

Distribution to large consumers represented 20% of Ipiranga’s sales in 2013. Ipiranga directly sold to 4,620 customers in 2013, including state and municipal governments, industries and cargo and passenger transportation fleet owners.

Ipiranga also sells diesel, lubricants, fuel oil and kerosene to 262 independent TRRs that redistribute these products to small and medium-sized companies throughout Brazil. Ipiranga’s TRR clients consist mostly of companies that have large fixed tanks at their facilities. These clients represented 7% of Ipiranga’s sales volume in 2013.

The relationship between Ipiranga and its clients is generally governed by exclusive supply contracts with terms ranging from 1 to 10 years. The types of contracts change according to the distribution channel. For service stations, contracts usually have longer terms (5 to 10 years) and may provide for the installation of pumps and tanks on the client’s premises and for the offering of financing and bonuses. Supply to large consumers and TRRs is rarely made under contracts. When contracts are entered into with these clients, the terms range from 1 to 3 years.

The table below shows Ipiranga’s sales by product:

	Year ended December 31,
	(in thousand cubic meters)
	2013	2012	2011
Diesel (by client category)
Service station	7,003.5	6,523.7	6,000.4
Large consumers	4,619.1	4,606.1	4,514.0
Retail - wholesale resellers (TRR)	1,709.7	1,728.3	1,554.2
Total Diesel	13,332.3	12,858.1	12,068.6

Gasoline	8,580.9	8,087.2	7,128.6
Ethanol	2,194.6	1,732.3	1,785.8
Others (1)	650.1	686.7	717.9

Total volume sold	24,757.9	23,364.3	21,700.9

(1)	Includes NGV, fuel oil, kerosene and lubricants.

Distribution infrastructure. Ipiranga operated through 87 storage terminals as of December 31, 2013 that were strategically located to facilitate fast and economic delivery of its products. There are two types of facilities: primary storage terminals, generally located near the coast and major cities, which are supplied by refineries through pipelines, and secondary storage terminals, which are mainly located inland, and are supplied by primary terminals by railroad or through road transportation for locations not accessible by railroad. Ethanol is supplied to the terminals by road.

Ipiranga has its own fleet of trucks through its transportation company, Tropical, which was responsible for transportation of 29% of the volume of fuels sold by Ipiranga in 2013, with the remaining portion of the transportation provided by third parties.

Resellers. Ipiranga generally enters into three types of arrangements with resellers in which: (i) it owns land, equipment and buildings for a service station that it leases to an operator, (ii) a third party owns land, and leases it to Ipiranga and it constructs a service station facility or make improvements to an existing facility and leases the station to an operator and (iii) the operator or a third party owns the land and constructs a service station facility or makes improvements to an existing facility that is typically financed by Ipiranga. Under the terms of the contracts and in accordance with applicable law, each reseller operating under Ipiranga’s brand must purchase fuels exclusively from us. For the year ended December 31, 2013, 73% of Ipiranga’s volume sold was through resellers.

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

In 2009, Ipiranga created Km de Vantagens, a pioneer customer loyalty program in the fuel industry that provides awards and benefits to customers and resellers. Ipiranga developed strategic partnerships to broaden the scope of the program and the benefits for its clients and resellers, including partnership in areas of entertainment, tourism, magazines and airline tickets, among others. By the end of 2013, Km de Vantagens, the largest loyalty program in Brazil, had more than 15 million clients registered. Each year, Ipiranga seeks new initiatives to add further value to the program, maintain current participants and increase the number of new participants. In 2013, we entered into partnerships with selected Brazilian soccer clubs pursuant to which our clients were allowed to exchange points for discounts in the purchase of soccer game tickets.

In 2010, through its am/pm convenience stores, the largest convenience store network in Brazil, Ipiranga launched some initiatives to increase product offer through the launch of private label products, including energy drinks and snacks, and the expansion of the am/pm bakeries, providing to the resellers the benefit of an additional source of income, as well as strengthening the am/pm brand. Ipiranga ended 2013 with 1,565 am/pm stores and 277 bakeries.

The Jet Oil units, Ipiranga’s lubricant-changing and automotive service specialized network, ended 2013 with 1.235 franchises, including 241 Jet Oil Motos, the first specialized lubricant-changing and service network for motorcycles.

In November 2012, Ipiranga and Odebrecht TransPort Participações S.A. formed a joint venture to operate in the segment of electronic payment for tolls, parking and fuels – ConectCar. See “Item 4.A. Information on the Company — History and Development of the Company” and “Item 4.B. Information on the Company — Business Overview — Our Strategy — Enhance retail network.”

Another initiative developed in 2013 was “Ipiranga Frotas”, a fleet management service offered to qualified corporate clients and intended to enhance their brand loyalty to Ipiranga. See “Item 4.B. Information on the Company — Business Overview — Our Strategy — Enhance retail network.”

These strategic differentiation initiatives implemented by Ipiranga resulted in a better value proposition for customers and resellers, generating benefits for the whole chain – the consumer gets access to differentiated products, the reseller earns higher revenues, and the service station obtains a differentiated positioning, thus contributing for an increase in the company’s income.

In line with this strategy, Ipiranga created the marketing campaign “Ipiranga: um lugar completo esperando por você” (“Ipiranga: a complete place waiting for you”). The concept consists of creating a place where customers can find a broader range of products and services to meet their consumption needs. This concept is stimulated on Ipiranga’s communications, especially its TV ads, which includes the catchphrase “Pergunta lá no Posto Ipiranga” (“Ask there at the Ipiranga service station”), commonly used by many Brazilians in other contexts than purchasing fuels.

In 2013, Ipiranga signed the UN Global Compact, an initiative sponsored by the United Nations formed by companies, institutions and the society. Its main goal is to mobilize the international business community to adopt internationally accepted business practices in the areas of human rights, labor relations, environment and anti-corruption intended to promote sustainable growth and civic awareness. Ipiranga annually publishes a Communication of Progress - COP - showing projects and actions taken during the year to comply with the UN Global Compact.

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

The ethanol fuel market in Brazil consists of almost 400 distilleries, producing sugar and ethanol from sugarcane. Ethanol production occurs approximately eight months per year. A portion of the production is stored in the distilleries to meet demand during the inter-harvest season. Distilleries produce two types of ethanol: (i) anhydrous ethanol, which must be blended with gasoline and (ii) hydrated ethanol, which is essentially used for flex fuel vehicles.

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

Storage of fuels. Ipiranga stores its fuels in large tanks at each of its facilities located throughout the regions in which it operates. Primary facilities receive fuels directly from Petrobras by pipeline and from distilleries by railroad and road transportation and secondary facilities are supplied by railroad and truck. See “Item 4.D. Information on the Company — Property, Plant and Equipment.” In 2013, Ipiranga’s storage capacity was 561,939 cubic meters. Based on its 2013 average sales, Ipiranga can store approximately eight days of fuel supply, in line with the average stock period of the fuel distribution industry. Accordingly, an interruption in the production of oil-based fuels for longer than that time period could result in shortages, such as the one that occurred during the Petrobras strike in 1995.

Competition. Ipiranga’s main competitors in 2013 were:

•

Petrobras Distribuidora S.A. (“BR”), a subsidiary of Petrobras, which has been operating in the Brazilian fuel distribution sector since 1971. BR is the Brazilian market leader and operates throughout the entire country.

•

Raízen Combustíveis S.A. (“Raízen”), a joint venture between Cosan S.A. (“Cosan”) and Shell International Petroleum Company Limited (“Shell”), a subsidiary of Royal Dutch Shell. Cosan is the largest producer of sugar and ethanol in

Brazil, having entered the fuel distribution market in 2008, when it acquired Esso’s fuel distribution business in Brazil. In June 2011, Cosan established Raízen, a joint venture with Shell in June 2011 by combining certain of their respective assets, including their respective distribution businesses.

•

Alesat, a domestic Brazilian fuel distributor created in 2006 as a result of the merger of Ale and Satelite, is present in 21 states. In December 2008, Alesat acquired the fuel distribution business of Repsol YPF in Brazil.

The following table sets forth the market share of Ipiranga and its competitors based on ANP data:

	Year ended December 31,
Distributor (1)	2013	2012	2011
Petrobras	33.3	33.8	34.7
Ipiranga	21.8	21.5	21.4
Raízen(2)	18.2	17.7	17.6
Alesat	4.1	3.9	3.8
Others	22.7	23.1	22.5

Total cubic meters	100.0	100.0	100.0

(1)	Volume sold of gasoline, ethanol and diesel.
(2)	Includes the volume sold by Esso and Shell prior to the closing of the joint venture.

The retail market for gasoline, diesel and ethanol in Brazil is highly competitive, with similar products and relatively low margins. Therefore, our strategy is to differentiate ourselves in the market by offering value-added services to complement our main products, with the goal of becoming the preferred choice of customers. For more information on Ipiranga’s strategy see “Item 4.B. Information on the Company — Business Overview — Our Strategy — Enhance retail network.”

The following graph shows sales volumes for the Brazilian market and Ipiranga for the periods indicated:

(1)	Diesel, gasoline, ethanol and NGV (Source: ANP and Sindicom). Information provided by ANP and Sindicom are subject to retroactive adjustments and, therefore, can differ from the information contained herein.

Quality. In 1998, Ipiranga’s terminal in Londrina (PR), received the first ISO 14001 (Environmental Management System) certificate for a fuel distribution terminal in Latin America. In the same year, Ipiranga’s lubricant factory located in Rio de Janeiro obtained an ISO 9001 (Quality Management System). One year later, Ipiranga’s Betim Terminal obtained ISO 9001 and ISO 14001 certifications and in 2008 the OHSAS 18001 (Safety and Occupational Health Management System) certificate. These certifications are reaffirmed every three years. Furthermore, since 2002, Ipiranga has adopted its own environmental management system through a program named SIGA, which applies what we believe to be the highest international standards to its policies and practices. Initially focused only on environmental initiatives, in 2009 the program expanded its scope to include areas such as safety, health, quality and social responsibility, in order to align the operations of its terminals to a broader vision of sustainability, becoming SIGA+ (Ipiranga’s management system applied to health, safety, environment, quality and social responsibility). The program included audits in 2010 to verify the results of its implementation and to identify areas of improvement. Since then, SIGA+ grew from 23 operational units audited in 2010 to 41 in 2013, including all owned storage terminals and joint operated terminals operated by Ipiranga.

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

First generation companies. Brazil’s first generation companies, which are referred to as “crackers”, break down or “crack” naphtha (a by-product of the oil refining process), their principal feedstock, into basic petrochemicals. In Brazil, the crackers supply their naphtha requirements from Petrobras and through imports. Currently, Petrobras is the major Brazilian producer of naphtha. The basic petrochemicals produced by the crackers include olefins, primarily ethylene, propylene and butadiene, and aromatics, such as benzene, toluene and xylenes. Braskem has three naphtha-cracker plants, located in Camaçari, in Triunfo and in Mauá. Brazil’s naphtha cracker units sell these basic petrochemicals to second generation companies. The basic petrochemicals, which are in the form of either gases or liquids, are transported to the second generation companies through pipelines for further processing. This sector is passing through a restructuring process, with the emergence of Braskem as the main player and Petrobras as a relevant minority shareholder.

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

In 2013, there were about 50 second generation companies operating in Brazil, including Oxiteno. The intermediate petrochemicals are produced in solid form (as plastic pellets or powders) and in liquid form and are transported through roads, railroads or by ship to third generation companies.

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

Oxiteno

We operate in the chemical sector through the second generation company, Oxiteno, a wholly owned subsidiary of Ultrapar and major producer of specialty chemicals. Oxiteno is the only producer of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers and methyl-ethyl-ketone in Brazil, as well as the only producer of fatty alcohol in Latin America. Besides a plant in Venezuela, Oxiteno is the only ethylene oxide producer in South America. Its products are used in a broad range of industrial sectors, such as cosmetics, detergents, crop protection chemicals, polyester, packaging, coatings and oil industry. During the year ended December 31, 2013, Oxiteno sold 776 thousand tons of chemical and petrochemical products.

Oxiteno’s strategic focus is to provide a broad coverage of the ethylene oxide and derivatives, maintaining a leading position in these markets that strengthens its market positioning in Brazil. Oxiteno’s strategy is to increase its specialty chemical production capacity and its geographic reach.

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

Commodity products. The following are Oxiteno’s principal commodity products and their principal uses and markets:

Ethylene oxide. Ethylene oxide is a colorless and highly flammable gas at room temperature and atmospheric pressure. Ethylene oxide is produced in a continuous production process by gaseous phase catalytic partial oxidation of ethylene by oxygen at high temperature and pressure. In 2013, Oxiteno used 98% of its ethylene oxide production in the production of derivatives and sold the remaining 2% to other chemical companies.

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

Domestic sales. The Brazilian petrochemicals industry seeks to prioritize demand from the domestic market, where there is greater value added, although sales are also made to the overseas market. While Oxiteno sells the larger part of its commodities and specialty chemicals in Brazil, production capacity exceeds domestic market demand, with Oxiteno exporting surplus production to more than 40 countries in Asia, Latin America, Europe and North America. Oxiteno maintains production capacity above local demand for strategic reasons. For the years ended December 31, 2013, 2012 and 2011, 31%, 29% and 28% of Oxiteno’s net revenue from sales and services, respectively, were from sales outside Brazil. For the years ended December 31, 2013, 2012 and 2011, 30%, 27% and 27% of Oxiteno’s sales volume, respectively, were from sales outside Brazil.

The following table shows Oxiteno’s domestic market sales volume by market segment for the period indicated:

	Year Ended December 31,
Market sector	2013	2012	2011
	(in thousand tons)
Polyester	84.0	110.9	57.6
Cosmetics and detergents	115.4	108.9	103.3
Crop protection	104.6	104.1	94.5
Distributors	58.8	56.2	56.4
Coatings	54.7	48.9	48.1
EO / DOT (brake fluids)	38.7	34.0	30.4
Performance Products (1)	27.7	30.3	24.0
Glycols	24.2	27.9	27.5
Oil and Gas	28.5	26.0	30.9
Others(2)	8.8	5.8	6.2

Total Brazilian market	545.5	553.1	478.7

(1)	Includes food, civil construction, textiles, leather and paper.
(2)	Includes mineral oils and polymers.

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

The following table sets forth Oxiteno’s sales by volume for each geographic market served by Oxiteno in the periods indicated:

	Year Ended December 31,
Breakdown of sales volume outside Brazil	2013		2012		2011
	(in thousand metric tons and percentage of the total)
From Oxiteno Brazil
Mercosur (not including Brazil)	42.1	17%	56.3	27%	49.1	27%
NAFTA	22.3	9%	20.0	10%	16.4	9%
Asia	18.7	8%	21.0	10%	11.2	6%
Europe	13.4	6%	11.3	5%	9.6	5%
Other	16.6	7%	13.6	7%	11.1	6%

Sub-Total	113.1	46%	122.2	59%	97.3	54%
From Oxiteno Mexico
Mexico	37.6	15%	39.7	19%	39.6	22%
USA	14.0	6%	17.0	8%	18.5	10%
Other	7.3	3%	6.6	3%	6.5	4%

Sub-Total	58.9	24%	62.2	30%	64.5	36%
From Oxiteno Andina
Venezuela	17.3	7%	15.8	8%	16.8	9%
Other	0.3	0%	1.0	0%	2.3	1%

Sub-Total	17.6	7%	16.8	8%	19.1	11%
From Oxiteno Uruguay
Brazil	23.6	3%	3.3	1%
Uruguay	13.7	6%	1.8	1%
USA	1.1	0%	0.1	0%
Other	12.0	5%	1.7	1%

Sub-Total	50.4	22%	6.9	3%
From Oxiteno USA
USA	3.7	2%	0.3	0%
Sub-Total	3.7	2%	0.3	0%

Total	230.1	100%	208.4	100%	180.9	100%

Oxiteno exports a wide variety of chemical products including glycols, MEK, ethoxylated alkylphenols, glycol ether acetates, glycol ethers, ethanolamines and surfactants.

With the acquisition, in December 2003, of Oxiteno Mexico (formerly Canamex — a Mexican specialty chemicals company), Oxiteno has been focusing on establishing a growing presence in the Mexican market for specialty chemicals and creating a distribution platform for its product sales to the United States. At that time, Canamex had two production units, manufacturing principally ethoxylates, which were operating at 25% production capacity on the acquisition date due to serious financial difficulties. Currently, most of Oxiteno Mexico’s production is sold to the domestic Mexican market, largely for the home and personal care, food and agrochemical segments. The remaining sales volume is exported, mainly to the United States. In April 2007, Oxiteno acquired the operating assets of Unión Química SA de CV, in San Juan del Río, Mexico, adding 8,600 tons/year to Oxiteno Mexico’s production capacity of sulfonates and sulfates. See “Item 4.A. Information on the Company — History and Development of the Company.”

For the year ended December 31, 2013, Oxiteno Mexico’s sales volume totaled 58,892 tons, representing a 5% decrease compared to the year ended December 31, 2012, and a 16% compound average growth rate over 2004, the first year that its plants operated under Oxiteno’s management. We believe Oxiteno Mexico’s success represents a positive step in our expansion outside Brazil, and also strengthens Oxiteno’s brand.

In September 2007, Oxiteno acquired 100% of the shares of Arch Andina in Santa Rita, Venezuela (renamed Oxiteno Andina). For the year ended December 31, 2013, Oxiteno Andina’s sales volume totaled 17,614 tons. See “Item 4.A. Information on the Company — History and Development of the Company.”

In April 2012, Oxiteno acquired a specialty chemicals plant in Pasadena, Texas. For the year ended December 31, 2013, sales volume from the plant totaled 3,742 tons. See “Item 4.A. Information on the Company — History and Development of the Company.”

In November 2012, Oxiteno acquired of 100% of the shares of American Chemical, a Uruguayan specialty chemicals company. For the year ended December 31, 2013, American Chemical’s sales volume totaled 50,352 tons. See “Item 4.A. Information on the Company — History and Development of the Company.”

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

In 2013, Oxiteno’s main customers in the domestic market included Monsanto, which mainly purchases ethanolamines, Syngenta, Indústrias Gessy Lever Ltda. (Unilever), which mainly purchase surfactants and MEGlobal, which mainly purchases glycols. In the international market, Oxiteno sells both to industrial customers, including Unilever Argentina, Monsanto, Procter&Gamble, and Syngenta, as well as trading companies and other third-party distributors. In 2013, Oxiteno’s ten largest customers accounted for 34% of its net revenue from sales and services. No single customer accounted for more than 6% of Oxiteno’s net sales in such year.

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

Oxiteno’s principal competitors are Shell Chemical, Dow Chemical, LyondellBasell, Clariant, BASF S.A., Solvay and Stepan.

Research and development. Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. As of December 31, 2013, 124 employees of Oxiteno were engaged in research and development and engineering activities. Oxiteno’s research and development expenditures in 2013, 2012 and 2011 were R$28 million, R$24 million and R$22 million, respectively. In 2004, Oxiteno founded its own “Science and Technology Council”, with six of the world’s major specialists in surfactants as members. These specialists, with experience in the surfactant industry or in the academic environment in the US, Europe and Latin America, follow the trends and opportunities in the sector. Since 2004, the council, currently composed of five specialists, has met once a year in São Paulo to analyze Oxiteno’s research and development project portfolio, as well as the management methodology applied. Their recommendations enable Oxiteno to improve its research and development activities’ efficiency, as well as to broaden the reach of its partnerships with international entities. In addition, Oxiteno has created specific scientific councils with specialists from its main segments.

Oxiteno’s investments in research and development have resulted in the introduction of 56 new applications for its products during the last three years. Oxiteno will continue to invest in research and development focused on developing new product applications to meet clients’ needs.

Raw materials. Oxiteno’s principal raw material is ethylene. For the year ended December 31, 2013, ethylene was responsible for 36% of Oxiteno’s variable costs of production and 30% of its total cost of sales and services. Among Oxiteno’s other raw materials, the principal materials include palm kernel oil, C4, butyl alcohol, primary fatty amine and phenol. Supply of ethylene constitutes an entry barrier for new ethylene oxide producers in Brazil since the current production capacity of ethylene by Brazilian crackers is committed to existing second generation companies, including Oxiteno, and significant investments are needed for the construction of a new cracker. Additionally, ethylene’s transport and storage is complex and expensive because it must be kept at a temperature below -200 degrees Fahrenheit (-100 degrees Celsius) during transportation and storage, therefore importing and exporting of ethylene is generally uneconomical. Accordingly, the naphtha crackers, such as Braskem, are largely dependent for their sales upon the second generation petrochemical companies, such as Oxiteno, located in the respective petrochemical complexes.

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

The following table shows the average ethylene prices referenced to the North-Western Europe (NWE) contract prices:

NWE
(US$/ton)
2013
First Quarter	1,707
Second Quarter	1,567
Third Quarter	1,608
Fourth Quarter	1,654
Maximum Price in Year	1,719
Minimum Price in Year	1,509
Year Average	1,634
2012
First Quarter	1,593
Second Quarter	1,660
Third Quarter	1,471
Fourth Quarter	1,661
Maximum Price in Year	1,770
Minimum Price in Year	1,269
Year Average	1,596
2011
First Quarter	1,569
Second Quarter	1,734
Third Quarter	1,565
Fourth Quarter	1,484
Maximum Price in Year	1,755
Minimum Price in Year	1,422
Year Average	1,588

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

In April 2013, the Brazilian government announced a reduction in the PIS and the COFINS taxes levied on certain raw materials for the petrochemical industry (first and second generation), including ethylene. The PIS and the COFINS paid on raw material procurement, including ethylene, was reduced to 1% from 9.25%. The lower tax rate was effective from May 2013 and is valid until 2015. After 2015, it will be gradually increased to reach 5.6% in 2018.

Other raw materials. For the year ended December 31, 2013, other raw materials, such as palm kernel oil, C4, butyl alcohol, acetic acid, nonene, phenol, primary fatty amine, ethanol, oxygen, base oils, ammonium and other accounted for approximately 34% of Oxiteno’s variable costs and 29% of its total costs of sales and services.

Oxiteno generally obtains these other raw materials from a variety of sources, except for phenol, which Oxiteno purchases principally from a single supplier, Rhodia Poliamida Especialidades Ltda., and for C4, which is supplied by Braskem in Triunfo.

Utilities. Electric power, steam and natural gas are the main utilities required for Oxiteno’s production. Part of the electricity and steam used by Oxiteno is generated internally and part is purchased from electricity companies and third-party suppliers of steam in the regions where Oxiteno’s plants are located. Natural gas is purchased from local companies. In 2013, electric power represented 2% of Oxiteno’s variable costs.

Income tax exemption status. Pursuant to legislation that provides tax relief for businesses located in the northeast region of Brazil, Oxiteno benefits from a 75% income tax reduction approved by SUDENE (Superintendency for the Development of the Northeast) at both Camaçari plants, one for Oxiteno Nordeste and the other for Oleoquímica, expiring in 2016 and 2022, respectively. Income tax exemptions amounted to R$42.0 million and R$29.7 million for the years ended December 31, 2013 and 2012, respectively. We cannot guarantee that there will be no amendments to the current tax legislation. For further information see Note 9(c) to our consolidated financial statements.

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

Oxiteno developed an important project to increase the use of renewable raw materials, the oleochemical unit, which uses palm kernel oil, extracted from the palm seed, to produce fatty alcohols and its by-products. After the start-up of the oleochemical unit, the share of renewable raw materials in Oxiteno’s raw materials total costs reached 17% in 2013, compared with 8% in 2007. In 2010, Oxiteno joined the Roundtable on Sustainable Palm Oil, an organization that works to regulate the sustainable plantation of palm, aiming to strengthen its regional leadership and its sustainability practices.

Storage services for liquid bulk

Ultracargo

Ultracargo is the largest provider of storage for liquid bulk in Brazil. Ultracargo’s main differentiating characteristic is the strategic location of its facilities, located close to the main Brazilian ports and rail junctions in Brazil. Ultracargo stores and handles liquid bulk, mainly chemicals, fuels and vegetable oil. Ultracargo also offers ship loading and unloading services, the operation of pipelines, logistics programming and installation engineering. Ultracargo’s ten largest clients accounted for 72% of its revenues in 2013, with its three largest clients, Braskem, Petrobras and Oxiteno accounting for 26%, 12% and 6%, respectively, of Ultracargo’s revenues. Ultracargo’s strategic location of its operations, close to the main Brazilian port terminals, railroad junctions and roads, is one of the company’s main strengths and a key driver of integrated services profitability. As of December 31, 2013, Ultracargo operated storage facilities with a capacity of 787 thousand cubic meters. Ultracargo’s history is one of pioneering logistics solutions in the Brazilian market. The latest available data shows that Ultracargo accounted for 71% of all tank capacity for liquids at the Aratu port in the State of Bahia, which serves South America’s largest petrochemicals complex. The company is also present in the port of Santos, in the state of São Paulo, which was responsible for 25% of the Brazilian foreign trade in 2013. The Santos terminal, which started operating in mid-2005, has become the largest storage facility operated by Ultracargo after the integration of the terminals acquired from União Terminais in 2008. In December 2009, with the acquisition of Puma, Ultracargo added 83.4 thousand cubic meters to its current capacity. In May 2012, Ultracargo acquired a liquid bulk storage terminal in Itaqui port, in the State of Maranhão, that added 55 thousand cubic meters to Ultracargo’s current capacity. See “Item 4.A. Information on the Company — History and Development of the Company.”

Storage. Ultracargo primarily provides storage services for liquid bulk, especially chemicals, fuels and vegetable oil. Ultracargo provides storage facilities to Braskem and most of the second-generation petrochemical companies in the Northeastern Petrochemical Complex, including Oxiteno. Transactions between Ultracargo and Oxiteno are carried out strictly on an arm’s-length basis. At the end of 2003, Ultracargo maintained four liquid bulk storage terminals — in Aratu in the state of Bahia, in Paulínia and Santos in the state of São Paulo, and in Suape in the state of Pernambuco. In late 2004, Ultracargo completed construction of an intermodal terminal in Montes Claros, in the state of Minas Gerais. With the acquisition of União Terminais in 2008, Ultracargo also started to operate in Paranaguá, in the state of Paraná, and in Rio de Janeiro, in the state of Rio de Janeiro. Since August 2012, Ultracargo has been operating in Itaqui, in the State of Maranhão. In 2012, Ultracargo sold to Ipiranga a liquid bulk terminal for fuels in Montes Claros in the state of Minas Gerais. Ultracargo operated the terminal until March 2013.

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

In 2010, Ultracargo added 16 thousand cubic meters to its liquid bulk storage in the terminal of Santos. Additionally, in July 2010, Ultrapar sold Ultracargo’s in-house logistics, solid bulk storage and road transportation businesses, with the transfer of shares of AGT and Petrolog to Aqces. This transaction allowed Ultracargo to focus exclusively on its liquid bulk storage business, a segment in which it has a market leadership position. See “Item 4.A. Information on the Company — History and Development of the Company.” In 2011, Ultracargo added 26 thousand cubic meters to its liquid bulk storage capacity in the Suape terminal. In 2012, Ultracargo added 55 thousand cubic meters to its liquid bulk storage capacity through the acquisition of a terminal in Itaqui. In 2013, Ultracargo concluded an expansion in the terminal of Santos, adding 46 thousand cubic meters (42 thousand cubic meters in 2012 and 4 thousand cubic meters in 2013), and in the terminal of Aratu, adding 26 thousand cubic meters (4 thousand cubic meters in 2012 and 22 thousand cubic meters in 2013).

Income tax exemption status. Pursuant to legislation which provides tax relief for businesses located in the northeast region of Brazil, Ultracargo benefits from a 75% income tax reduction approved by SUDENE (Superintendency for the Development of the Northeast) in its Aratu terminal, valid through 2012, and in its Suape terminal, valid through 2020. Income tax exemption amounted to R$1.7 million and R$4.4 million for the years ended on December 31, 2013 and 2012, respectively. We cannot guarantee that there will be no amendments to the current legislation. For further information see Note 9(c) to our consolidated financial statements. On December 26, 2013, SUDENE approved the request for the extension of the tax incentive of the Aratu terminal for 10 more years, based on the investments made by Ultracargo in the modernization of this terminal. On January 16, 2014, the certification issued by SUDENE was filed with the Federal Revenue Service, which has a period of 120 days for approval, after which Tequimar (Aratu terminal) would be allowed to use such incentive, retroactively from January 1 of the year the incentive was granted.

Quality. In 2007, Ultracargo’s terminal in Aratu obtained an ISO 14001 certification and underwent re-certification processes, being the last one in 2012. The evaluation process occurred under a unified Quality Management System for the entire country. Paulínia terminal obtained the ISO 14001 certification in 2004 and underwent re-certification processes, being the last one in 2012. The adequate treatment of the environment as a central element of Ultracargo’s strategy is also present in the Santos terminal, designed and built to meet the highest safety and environmental standards, consequently obtaining the ISO 14001 certification in 2002 and OHSAS 18001 in 2003. In 2011, Suape terminal obtained an ISO 14001 certification. In 2012, Suape and Aratu terminals obtained OHSAS 18001 certification. In 2013, Paulínia terminal obtained OHSAS 18001 certification.

Summarized Information on Retail Pharmacy Business and Industry

Set forth below is an overview of Extrafarma’s business and the retail pharmacy sector in Brazil. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments - Description of the Association with Extrafarma.”

Extrafarma Business Overview

As of December 31, 2013, Extrafarma operated 195 drugstores in six states in the North and Northeast regions of Brazil (Pará, Amapá, Maranhão, Ceará, Piauí and Rio Grande do Norte). Extrafarma also operates one distribution center in Belém, in the state of Pará. Benefitting from over 50 years of activity in the wholesale and retail of pharmaceutical products and an experienced management team, Extrafarma is a leading drugstore chain in the regions in which it operates. Extrafarma operates in areas where recent growth rates are above the national average, which we believe presents attractive potential for future growth.

In 2013, Extrafarma’s gross revenues reached approximately R$1 billion, of which the retail business represented 85% and the wholesale business represented 15%.

Industry Overview

The retail pharmacy sector in Brazil is responsible for the purchase, distribution and resale of medicines to end consumers through drugstores. It is also a common practice in this industry to sell beauty and personal care products as well as certain convenience products at drugstores. Its main suppliers are pharmaceutical producers and beauty and personal care producers.

The retail pharmacy sector is a highly regulated industry. In Brazil, the regulation of the sector is divided among the Brazilian government, the state governments and municipalities. The Brazilian government enacts laws and regulations of general applicability, which are enforced and complemented by actions of the state governments and municipalities. At the federal level, the health and pharmaceutical sectors are regulated and supervised by the Ministry of Health, through ANVISA, established by Federal Law No. 9,782, of January 26, 1999.

The main rules governing the retail pharmacy sector in Brazil are related to pricing of medicines and the restrictions in the handling, transportation, storage and sale of these products. Every year, as of April 1, the government approves maximum wholesale and consumer price adjustments of medicines, according to a metric that includes inflation and the level of competition in each product category. Brazilian drugstores, unlike in the United States and other countries throughout the world, are not allowed to offer a wide range of sundry products, such as fresh food, cleaning products and office supplies, among others.

Brazilian drugstores’ total revenues, according to data from IMS Health and ABIHPEC, exceeded R$60 billion in 2012, with a real growth rate of over 10% per year during the last 5 years. We believe the sector has potential for continued growth, mainly due to (i) the aging population; (ii) higher levels of disposable income among consumers; (iii) greater access to medicines, especially due to the growing prominence of generic drugs; and (iv) the growing demand for personal care and beauty products. In addition, consolidation of the sector, supported by increasing market formalization and consequent investments, is in its early stages, with the top ten drugstore chains in Brazil accounting for only 35% of the overall market revenues. According to IMS Health, there were approximately 68 thousand drugstores in Brazil in 2013.

According to ABRAFARMA, the sale of medicines accounted for 67% of the total sales of its members in the retail pharmacy sector in Brazil in 2013, and products other than medicines accounted for the remaining 33% of the sales.

The main types of pharmaceutical products sold in Brazil are listed below:

Branded medicine – All medicines requiring a doctor’s prescription identified by trademark, usually consisting of innovative products, the efficacy, safety and quality of which have been scientifically proven upon registration with the ANVISA. The pharmaceutical company that developed the medicine typically holds its patent and exclusivity for its marketing during a minimum 10-year period, after which such medicine becomes a reference for the production of similar or generic medicines.

Generic medicine – Generic medicine is a drug product that is comparable to the reference (branded) medicine in dosage form, strength, route of administration, quality and performance characteristics, and intended use, and must contain the same active ingredients as the original formulation. However, instead of being marketed under a trademark, the generic medicine is designated by the name of the active ingredient. Generic medicines may be prescribed as an alternative to the reference medicines or may replace them at the time the medication is dispensed, as permitted by law. Generics can only be produced and sold after expiration, waiver or loss of the patent or other exclusivity rights associated with the comparable reference medicine. In addition, production and marketing of generic medication also requires proof of the efficacy, safety and quality of the generic drugs, as established through bioequivalence and bioavailability testing pursuant to which the composition and absorption by the body of the generic drugs are analyzed against the comparable reference medicine. Generic medicines have no trademark, but the name of the constitutive substance and the name of the laboratory that produces and sells it are printed on the label and packaging.

Similar medicine - Medicines containing the same or more active ingredients and the same concentration, manner of administration, dosage and therapeutic indication as the reference medicine, marketed under a different trademark that did not undergo the bioequivalence testing to prove its efficacy, safety and quality. Similar medicines, like generic medicines, can only be produced and sold after expiration or waiver of the patent for the comparable reference medicine. As the producers do not submit similar medicines to bioequivalence testing, which is an expensive process, similar medicines are usually cheaper than generic medicines and reference medicines. From 2014 onwards, companies producing similar medicines will be required to perform bioequivalence tests.

OTC – Over the Counter (OTC) medicines consist of both branded and generic medicines, as well as other products related to health and well-being that do not need prescription to be sold. They are generally used for the treatment of easily self-diagnosed acute conditions such as pain medication, flu, cough, fever and cold, antacids, vitamins, herbal products, products for vision, health equipment, first aid as well as nutritional dietary and convenience products.

The following chart shows the supply process in Brazil:

Oil Refining

RPR consists of a refinery in the city of Rio Grande, in the state of Rio Grande do Sul, in the Southern region of Brazil. The refinery’s nominal capacity is 17,000 barrels per day, and its principal products include gasoline, diesel, naphtha, fuel oil, LPG, kerosene, maritime bunker, asphalt and special solvents. In 2013, the average production of the refinery was 15,706 barrels per day, which represented 92% of its nominal capacity, and less than 1% of the total Brazilian oil refining capacity, according to ANP data. Ultrapar currently owns approximately one third of the capital of RPR. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Ipiranga Group.” RPR’s results are accounted for using the equity method, as share of profit of joint ventures and associates. Results generated by the oil refining operations are not significant to Ultrapar. In 2013, the share of profits from RPR operations recognized into Ultrapar’s results amounted to R$1.3 million, corresponding to less than 1% of Ultrapar’s consolidated net income for the year.

In 2009 and 2010, RPR’s results benefited from relatively stable oil prices. Between 2011 and 2013, RPR faced a challenging operating scenario, due to costly raw materials and selling prices that have not followed these variations. No assurance can be given that market conditions will change throughout this year or that RPR will be able to continue to operate profitably. See “Item 4.A. Information on the Company — History and Development of the Company.”

Insurance

We maintain insurance policies covering all the facilities of our wholly owned subsidiaries, which we consider appropriate to cover the risks to which we believe we are exposed, including but not limited to loss and damage from fire, lightning, explosion of any nature, windstorm, plane crash and electrical damage. The maximum compensation values based on the maximum possible loss that could result from specific location, as of December 31, 2013, are shown below:

	Maximum compensation value (*)
Oxiteno	US$	1,202
Ultragaz	R$	152
Ipiranga	R$	740
Ultracargo	R$	550

*	In millions. Currency as indicated.

We have general liability insurance that covers all our wholly owned subsidiaries with coverage of up to a maximum of US$400 million as of December 31, 2013 for losses and damage incurred by third parties as a result of any accidents that occur in connection with our commercial/industrial operations and/or the distribution and sale of our products and services.

Since March 2013, we maintain liability insurance policies to indemnify our directors, executive officers of Ultrapar and its subsidiaries and members of the fiscal council in the total amount of US$50 million, which covers liabilities resulting from wrongful acts, including any act or omission committed or attempted by a person acting in his or her capacity as director, executive officer of Ultrapar and its subsidiaries and member of the fiscal council or any matter claimed against such directors, executive officers of Ultrapar and its subsidiaries and members of the fiscal council solely by reason of his or her serving in such capacity, except if the act, omission or the claim is consequence of gross negligence or willful misconduct.

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

C. Organizational Structure

The following chart shows our organizational structure for our principal subsidiaries as of December 31, 2013:

(1)	Percentages represent approximate ownership of voting share capital and total capital (voting capital/total capital).
(2)	Non-controlling interests in Utingás are mainly held by Liquigás Distribuidora S.A. and SHV Gas (31% and 8% of total capital, respectively).
(3)	Other shareholders of RPR are Petrobras and Braskem, each holding 1/3 of the shares.
(4)	União Vopak – a company jointly owned by Tequimar and Vopak Brasil S.A.
(5)	ConectCar – a company jointly owned by Ipiranga and Odebrecht TransPort S.A.

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

We conduct liquid bulk storage business through our wholly-owned subsidiary, Ultracargo, which operates through its subsidiary Tequimar. Tequimar maintains storage facilities at seven terminals, of which two are located near the main petrochemical complexes in Brazil, Camaçari and São Paulo.

Except for Oxiteno Mexico, Oxiteno Andina, Oxiteno USA and Oxiteno Uruguay, all of our material subsidiaries are incorporated under the laws of Brazil.

On January 31, 2014, we closed the Extrafarma Transaction, pursuant to which Extrafarma became our wholly owned subsidiary. Extrafarma is not included in the chart above.

For further information see “Item 4.A. Information on the Company — History and Development of the Company.”

D. Property, Plant and Equipment

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

The following table sets forth the total storage capacity, total filling capacity during 2013 and the 2013 average filling utilization for each of Ultragaz’s primary and secondary filling stations and satellite stations.

Base	Type	Total storage capacity	Filling capacity		2013 average filling utilization rate
		(in tons)	(in tons per month)
Capuava	Primary	720	14,449		68%
Santos	Primary	2,400	3,608		73%
São José dos Campos	Primary	960	5,850		64%
Rio de Janeiro	Primary	500	5,850	(1)	81%
Barueri	Secondary	1,500	5,850		83%
Araraquara	Satellite	60
Mauá	Satellite	720
Pouso Alegre	Satellite	60
Paulínia	Primary	2,250	9,982		94%
Araucária	Primary	240	9,693		84%
Canoas	Secondary	600	4,750		81%
Betim	Secondary	480	8,424	(1)	69%
Imbiruçu	Satellite	372
Ribeirão Preto	Secondary	180	4,646		82%
Goiânia	Secondary	360	5,850		72%
São José do Rio Preto	Satellite	60
Araçatuba	Satellite	180
Bauru	Satellite	60
Cascavel	Satellite	120
Londrina	Satellite	60
Blumenau	Satellite	60
Chapecó	Satellite	60
Florianópolis	Satellite	60
Joinville	Satellite	60
Caxias do Sul	Satellite	60
Ponta Grossa	Satellite	60

Base	Type	Total storage capacity	Filling capacity		2013 average filling utilization rate
		(in tons)	(in tons per month)
Sorocaba	Satellite	120
Mataripe	Primary	900	14,400	(1)	103%
Suape	Primary	500	5,962		97%
Caucaia	Secondary	420	7,371	(1)	88%
Aracaju	Secondary	240	4,263		96%
Juazeiro	Satellite	60
João Pessoa	Satellite	60
Pirajá — Salvador	Satellite	60
Aracruz	Secondary	120	4,212		33%
Barra de São Francisco	Secondary	360	2,400		28%

Total		15,082	117,560		80%

(1)	These facilities operated with more than one 8-hour shift per day.

Note: Facilities with more than 100% average filling utilization rate operated during and outside of normal business hours.

In addition, Ultragaz maintains headquarters in the city of São Paulo and regional offices in the areas in which it operates. Ultragaz also maintains 57 points of sales.

Ipiranga

Distribution of fuels is carried out through an extensive network of primary and secondary storage terminals. Primary storage terminals are generally located near refineries and are used as storage terminals for products to be transported either to secondary storage terminals or to large customers and TRRs. Distributors own their storage terminals (Owned), lease space in third parties’ storage terminals (Third Party Agreement — TPA) or participate in pools (Joint-Operated terminals — JO) that serve two or more distributors. The following table sets forth the total storage capacity and ownership structure for each of Ipiranga’s primary and secondary facilities in 2013.

Base	Type	Owner Structure of Storage Terminal	Storage Capacity (m³)
Açailândia	Secondary	JO operated by others(2)	1,875
Araucária	Primary	TPA(1)	16,775
Araucária	Primary	JO operated by others(2)	54,011
Bagé	Secondary	Owned	5,199
Barcarena	Primary	Owned	8,680
Barra do Piraí	Secondary	MRS(3)	816
Barueri	Primary	TPA(1)	6,100
Bauru	Secondary	TPA(1)	765
Bauru	Secondary	Owned	3,285
Belém	Primary	Owned	11,370
Belém	Primary	TPA(1)	1,700
Belo Horizonte MRS	Secondary	MRS(3)	45
Betim	Primary	JO operated by Ipiranga(2)	11,925
Betim	Primary	JO operated by others(2)	7,150
Biguaçu	Primary	TPA(1)	2,300
Brasília	Primary	JO operated by others(2)	4,299
Cabedelo	Primary	TPA(1)	10,464

Base	Type	Owner Structure of Storage Terminal	Storage Capacity (m³)
Campo Grande	Secondary	Owned	3,605
Campos	Secondary	JO operated by Ipiranga(2)	4,540
Canoas	Primary	Owned	25,212
Cascavel	Secondary	Owned	2,892
Caxias	Primary	Owned	36,091
Caxias	Primary	JO operated by others(2)	6,695
Chapadão do Sul	Secondary	TPA(1)	1,000
Cruz Alta	Secondary	Owned	4,299
Cubatão	Primary	TPA(1)	2,463
Cuiaba	Secondary	Owned	1,051
Cuiaba	Secondary	TPA(1)	75
Esteio	Primary	TPA(1)	2,000
Fortaleza	Primary	TPA(1)	6,810
Goiânia	Primary	JO operated by others(2)	5,693
Goiânia	Primary	TPA(1)	130
Governador Valadares	Secondary	Owned	3,229
Guamare	Primary	JO operated by others(2)	1,922
Guaramirim	Primary	TPA(1)	250
Guarapuava	Secondary	Owned	5,678
Guarulhos	Primary	TPA(1)	2,900
Imbiruçu	Primary	JO operated by Ipiranga(2)	5,085
Itabuna	Primary	TPA(1)	231
Itaguaí MRS	Secondary	MRS(3)	630
Itaituba	Secondary	Owned	1,354
Itajaí	Primary	JO operated by Ipiranga(2)	8,721
Jequié	Primary	JO operated by others(2)	2,504
Juazeiro	Secondary	JO operated by others(2)	1,821
Jundiaí MRS	Secondary	MRS(3)	91
Lages	Secondary	TPA(1)	385
Londrina	Secondary	JO operated by Ipiranga(2)	4,413
Macapá	Secondary	JO operated by Ipiranga(2)	2,031
Maceió	Primary	JO operated by others(2)	6,895
Manaus	Primary	Owned	3,064
Manaus	Primary	TPA(1)	3,300
Marabá	Secondary	TPA(1)	213
Maringá	Secondary	TPA(1)	7,543
Montes Claros	Secondary	Owned	1,128
Munguba	Secondary	Owned	12,298
Ourinhos	Secondary	Owned	5,074
Ourinhos	Secondary	Owned	1,212
Passo Fundo	Primary	JO operated by Ipiranga(2)	9,534
Paulínia	Primary	Owned	7,994
Paulínia	Primary	Owned	3,461
Paulínia	Primary	TPA(1)	170
Paulínia	Primary	JO operated by Ipiranga(2)	30,175

Base	Type	Owner Structure of Storage Terminal	Storage Capacity (m³)
Piaceguera MRS	Secondary	MRS(3)	60
Porto Velho	Secondary	Owned	5,675
Pres. Prudente	Secondary	Owned	2,712
Ribeirão Preto	Primary	JO operated by others(2)	14,856
Rio Grande	Secondary	TPA(1)	5,588
Santa Maria	Secondary	Owned	5,762
Santarém	Secondary	Owned	879
São Brás Suaçui	Secondary	MRS(3)	2,736
São Caetano	Primary	Owned	21,468
São Francisco do Conde	Primary	TPA(1)	4,296
São José do Rio Preto	Secondary	Owned	6,576
São José do Rio Preto	Secondary	Owned	925
São José do Rio Preto (Simeira)	Secondary	JO operated by others(2)	1,402
São José dos Campos	Primary	JO operated by others(2)	8,578
São José dos Campos	Primary	TPA(1)	8,600
São José dos Campos	Secondary	MRS(3)	232
São Luis	Primary	JO operated by Ipiranga(2)	13,899
São Luis	Primary	TPA(1)	17,564
Suape	Primary	JO operated by others(2)	13,645
Suape	Primary	TPA(1)	13,770
Teresina	Secondary	JO operated by others(2)	4,848
Uberaba	Primary	TPA(1)	551
Uberlândia	Primary	JO operated by others(2)	4,455
Vilhena	Secondary	Owned	876
Vitória	Primary	TPA(1)	19,366
		Total	561,939

(1)	Third party agreements
(2)	Joint-operated with other distributors
(3)	Storage terminal dedicated to MRS, a Brazilian logistic company, and operated by Ipiranga

Oxiteno

Oxiteno has five plants in Brazil: Camaçari plant in the northeast complex, Mauá plant in the São Paulo complex, Triunfo plant in the southern complex and Tremembé and Suzano plants in the state of São Paulo.

The following table sets forth the current ethylene oxide production capacity of Oxiteno’s plants in Brazil.

Units	Capacity
(in tons per year)
Camaçari	350,000
Mauá	90,000
Tremembé	—
Triunfo	—
Suzano	—

Total	440,000

Ethylene oxide is primarily an intermediate material used in the production of ethylene oxide derivatives — only 1% of Oxiteno’s sales volume in the year ended December 31, 2013 were ethylene oxide. Therefore, Oxiteno’s total production output may not be determined by adding the capacities of ethylene oxide and its derivatives.

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

Camaçari plant. The Camaçari plant, located in the Northeast Complex, was built by Oxiteno and commenced production in 1978. The Camaçari plant produces ethylene oxide and ethylene oxide derivatives, such as ethylene glycols, ethanolamines, glycol ethers and ethoxylated derivatives. In July 1997, a plant was built with 105 thousand tons of ethylene oxide production capacity.

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

In 2013, the Camaçari plant operated at 74% of its production capacity. The plant had planned stoppages for regular maintenance.

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

In 2013, the Mauá plant operated at 72% of its production capacity.

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

In 2013, the Tremembé plant operated at 75% of its production capacity.

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

In 2013, the Suzano plant operated at 65% of its production capacity.

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

In 2013, the Triunfo plant operated at 98% of its production capacity.

With the acquisition of Oxiteno Mexico (formerly Canamex) in December 2003 and Unión Química in 2007, Oxiteno acquired three specialty chemical plants in Mexico. As of December 31, 2013, the Coatzacoalcos plant had a production capacity of 56 thousand tons per year of ethoxylates and 8 thousand tons per year of alkyphenols; the Guadalajara plant had a production capacity of 32 thousand tons per year of specialty chemicals and San Juan del Río had a production capacity of 8 thousand tons per year of specialty chemicals. In 2013, the Guadalajara, the Coatzacoalcos and San Juan del Río plants operated at an average rate of 72%, 73% and 66% of their production capacity, respectively.

With the acquisition of Oxiteno Andina in September 2007, Oxiteno acquired a specialty chemical plant in Venezuela. As of December 31, 2013, the Santa Rita plant had a production capacity of 70 thousand tons per year of ethoxylates and operated with 56% of its production capacity in 2013.

Oxiteno acquired a specialty chemical plant in Pasadena, Texas in April 2012. As of December 31, 2013, the Pasadena plant had a production capacity of 32 thousand tons per year of specialty and agricultural blends. In 2013, Pasadena plant operated at an average rate of 9% of its production capacity.

With the acquisition of American Chemical in November 2012, Oxiteno acquired a specialty chemical plant in Montevideo, Uruguay. As of December 31, 2013, the Montevideo plant had a production capacity of 81 thousand tons per year of specialty chemicals and operated with 59% of its production capacity.

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

Ultracargo

The following tables set forth the principal products stored at, and the storage capacity operated by, Ultracargo’s facilities at December 31, 2013, and the average utilization of Ultracargo’s facilities during 2013 and includes third parties’ capacity exclusively operated by Ultracargo.

Facility	Capacity (in cubic meters)	Average utilization % (2)	Product Lines
Aratu (Bahia)	218,190	100%	Chemicals, vegetable oils, corrosives, and fuels
Suape (Pernambuco)	157,910	90%	Chemicals, ethanol, corrosives and fuels
Itaqui (Maranhão)	55,280	132%	Fuels
Santos (São Paulo)(1)	301,300	74%	Chemicals, lubricants, fuels, corrosives, ethanol and vegetable oils
Rio de Janeiro (Rio de Janeiro)	17,247	107%	Corrosives and lubricants
Paranaguá (Paraná)	28,262	68%	Corrosives, vegetable oils and chemicals
Paulínia (São Paulo)	8,600	103%	Chemicals and ethanol
Total	786,789	89%

(1)	78 thousand cubic meters owned by third parties and exclusively operated by Ultracargo.
(2)	Based on an estimated turnover of products for each terminal.

Collateral

As of December 31, 2013, Ultrapar had no debt secured by property, plant and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

You should read this discussion together with our consolidated financial statements, including the notes thereto, and other financial information included elsewhere in this annual report and in conjunction with the financial information included under “Item 3.A. Key Information — Selected Consolidated Financial Information.”

Our audited consolidated financial statements included herein were prepared in accordance with IFRS and include our consolidated balance sheets as of December 31, 2013, December 31, 2012 and January 1, 2012, and the related income statements, statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2013, 2012 and 2011, as well as notes thereto.

The following standards became effective on January 1, 2013 and have impacted the company’s financial information previously disclosed for December 31, 2012, 2011, 2010 and 2009:

(i)	adoption of IFRS 11 (joint arrangements): Ultrapar’s investments in RPR, Maxfácil, Uniăo Vopak Armazéns Gerais Ltda. and ConectCar are no longer proportionally consolidated and are accounted for using the equity method; and

(ii)	amendments to IAS 19 Revised (employee benefits): actuarial gains and losses are no longer recognized in the income statement and are recognized in shareholders’ equity as accumulated other comprehensive income. Past service costs are recognized in retained earnings under shareholders’ equity on the date of transition thereafter recognized in income statements when measured.

The presentation of the restated information as a result of the adoption of IFRS 11 is mandatory for the years ended December 31, 2012 and 2011 and is optional for the years ended December 31, 2010 and 2009. However, for the convenience of the reader and to provide comparability among the periods covered by the present document, the information for the years ended December 31, 2010 and 2009 presented in this annual report has been retrospectively restated to reflect the changes resulting from the adoption of IFRS 11. The presentation of the restated information as a result of the adoption of IAS 19 Revised is mandatory for all periods covered in this annual report and are presented accordingly. Therefore, all financial information presented in this document was prepared in accordance with IAS 19 R2011 and IFRS 11, which differs from the information previously disclosed. For further information about the adoption of these standards with respect to our financial statements as of and for the years ended December 31, 2012 and 2011, see Note 2.v of our audited consolidated financial statements.

The financial information presented in this annual report should be read in conjunction with our consolidated financial statements.

Overview

Ultrapar is a Brazilian company with leading positions in the markets in which it operates achieved over its more than 75 years of existence. Our four principal businesses, as of December 31, 2013, were:

•	LPG distribution, conducted by Ultragaz;

•	fuel distribution, conducted by Ipiranga;

•	chemicals production, conducted by Oxiteno; and

•	storage services for liquid bulk, conducted by Ultracargo.

Ultragaz distributes LPG to residential, commercial and industrial market segments. Ipiranga distributes gasoline, ethanol, diesel, NGV, fuel oil, kerosene and lubricants through a network of 6,725 service stations and directly to large customers. Oxiteno produces ethylene oxide and its principal derivatives, and is also a significant producer of specialty chemicals, particularly surfactants. It manufactures approximately 1,500 products used in various industrial sectors such as cosmetics, detergents, crop protection chemicals, packaging, textiles and coatings. Ultracargo is the largest provider of storage for liquid bulk in Brazil, with seven terminals and storage capacity of approximately 787 thousand cubic meters.

On September 30, 2013, Ultrapar entered into an association agreement with Extrafarma, one of Brazil’s ten largest drugstore chains. Extrafarma operates as a drugstore chain and a wholesale distributor, with 195 drugstores and one distribution center as of December 31, 2013. The Extrafarma transaction closed on January 31, 2014 with its approval by the Extraordinary General Meetings of Ultrapar and Extrafarma and, consequentely, Extrafarma became a wholly-owned subsidiary of Ultrapar from February 1, 2014 onwards. Accordingly, Extrafarma’s results of operations did not affect our results of operations in 2013. Extrafarma’s results of operations were consolidated into Ultrapar’s results of operations as from February 1, 2014. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments — Description of the Extrafarma Transaction.”

Brazilian economic background

Since most of our operating businesses are located in Brazil, we are significantly affected by Brazil’s economic and social conditions, including, but not limited to, gross domestic product, or GDP, growth rates, the domestic rate of inflation and exchange rate fluctuations.

Gross domestic product. The year of 2009 was marked by the effects of the global financial crisis, which was more intense during the first quarter of 2009, when the Brazilian GDP decreased by 3.0% compared with the same period of 2008. However, measures adopted by the Brazilian government to minimize the impacts of the crisis started to reflect on the economy in the following quarters, leading to a gradual recovery of the GDP. In 2009, Brazil’s GDP recorded a slight contraction of 0.3%. In 2010, Brazil’s GDP recorded a strong growth of 7.5%, driven by the good performance of the retail, automotive and civil construction sectors. Despite the domestic inflationary pressure and the effects of the economic crisis in Europe, Brazil’s GDP grew by 2.7% in 2011, primarily as a result of the good performance of the agricultural and retail sectors, combined with an increase in families’ consumption and historically low unemployment rates. In 2012, despite the Brazilian government’s measures to stimulate the economy through record low interest rates and tax incentives to certain segments, GDP grew by 0.9%, the lowest level since 2009, partially as a result of the slowdown in the global economy and low levels of local investments in previous years. In 2013, the macroeconomic environment remained challenging in Brazil, with a slightly better situation in the international market, influenced by the recovery in the U.S. and European economies. In order to curb the rising inflation rates observed throughout the year, the Brazilian government raised the economy’s base interest rate, from 7.25% at the end 2012 to 10.0% at the end of 2013. Brazil’s GDP grew by 2.3% over 2012. Our operations are significantly impacted by Brazilian GDP growth, specifically, sales of LPG to commercial and industrial customers, sales of diesel, Oxiteno’s sales to the domestic market and Ultracargo’s logistics operations.

Inflation and currency fluctuations. Our cash operating expenses are substantially in Reais and tend to increase with inflation. However, a significant portion of our costs of sales and services rendered are linked to the U.S. dollar and are not substantially affected by the Brazilian inflation rate. In addition, some of our Real-denominated debt is indexed to take into account the effects of inflation. In 2009, the quick rebound of the Brazilian economy from the global financial crisis drove an inflow of foreign investments in the country, thus contributing to a 25% appreciation of the Real against the U.S. dollar — the highest appreciation in the decade. Despite the gradual recovery of the Brazilian economy after the first quarter of 2009, Brazil presented a 1.7% deflation in the year as measured by the IGP-M. According to the IPCA, however, the inflation rate was 4.3% in 2009, which is more in line with the growth trend in the Brazilian per capita income. In 2010, the IGP-M and the IPCA index rates were 11.3% and 5.9%, respectively. In 2010, the effects of the strong economic growth in Brazil, together with the public offering of shares of Petrobras in the third quarter, resulted in a record of foreign investments inflow to Brazil, contributing to a 4% appreciation of the Real against the U.S. dollar. In 2011, the unstable international economic environment, especially in the second half of the year as a result of the effects of the European crisis, contributed to a 13% depreciation of the Real against the U.S. dollar for the year, reversing the appreciation trend in the first half of the year. In 2011, the IGP-M and the IPCA index rates were 5.1% and 6.5%, respectively. In 2012, the Brazilian government adopted counter-cyclical measures during the year to foster economic growth, such as the reduction of the SELIC rate and the reduction of federal taxes on the automotive sector. The effects of the lower economic growth, the lower interest rate and the unstable international environment contributed to a 9% depreciation of the Real against the U.S. dollar. In 2012, the IGP-M and the IPCA index rates were 7.8% and 5.8%, respectively. In 2013, the Real depreciated 15% against the U.S. dollar influenced by the performance of the Brazilian economy, the economic rebound in the United States and the economic instability in the international markets. From December 31, 2013 to April 17, 2014 the Real depreciated 4% against the U.S. dollar. The principal foreign exchange risk we face arises from certain U.S. dollar denominated costs and expenses. Although a substantial part of our debt is dollar-denominated, it is currently hedged against currency devaluation through the use of various derivative instruments or matching investments in the same currency. Additionally, a significant part of our raw materials is also denominated or indexed to the U.S. dollar. A large part of our sales is denominated in Reais, although prices in the chemical business are benchmarked to prices prevailing in the international markets, which in turn are linked to U.S. dollars. Hence, we are exposed to foreign exchange rate risks which could negatively impact our businesses, financial situation and operating results as well as our capacity to service our debt.

The table below shows the inflation rate for the periods indicated, as measured by the IGP-M as well as the devaluation (or appreciation) of the Real against the U.S. dollar.

	Year ended December 31,
Index	2013	2012	2011
IGP-M	5.5%	7.8%	5.1%
IPCA	5.9%	5.8%	6.5%
Devaluation of the Real against the U.S. dollar	14.6%	8.9%	12.6%

We manage the foreign exchange risk associated with the scheduled payments under the terms of our U.S. dollar indebtedness by investing in U.S. dollar-denominated securities and foreign currency/interest swap contracts, under which we pay variable interest in Reais based on the interbank certificate of deposit rate, or CDI, and receive fixed interest in U.S. currency. As of December 31, 2013 our total obligations denominated in foreign currency were R$1,340.2 million (US$572.1 million), including payables arising from imports, net of advances to foreign suppliers. At the same date our total asset position in foreign currency was R$1,483.7 million (US$633.4 million), comprised of investments indexed to U.S. dollars and hedging instruments used to manage fluctuations of exchange rates and foreign currency receivables exposures. As of December 31, 2013, Ultrapar had a net long exposure in foreign currency of R$143.5 million (US$61.3 million), comprised of a net short position in U.S. dollars of R$65.1 million (US$27.8 million) and a net long position in other currencies, principally the Mexican Peso and Venezuelan Bolivar, of R$208.6 million (US$89.1 million), due to the company’s operations in these two countries. For the purposes of this paragraph, U.S. dollar values were calculated based on the December 31, 2013 Real / dollar exchange rate. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Foreign Exchange Risk” for information about our foreign exchange risk hedging policy and Notes 14 and 22 to our consolidated financial statements.

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

Allowance for doubtful accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the subsequent inability of our customers to make required payments. The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers, as well as other receivables, and is included as selling expenses; no adjustment is made to net revenue from sales and services. In order to establish the allowance for doubtful accounts, our management constantly evaluates the amount and characteristics of our accounts receivable. When significant delays occur and the likelihood of receiving these payments decreases, a provision is made. In case receivables in arrears are guaranteed or there are reasonable grounds to believe they will be paid, no provision is made. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required in future periods. However, because we cannot predict with certainty the future financial stability of our customers, we cannot guarantee that our allowances will continue to be adequate. Actual credit losses may be greater than the allowance we have established, which could have a significant impact on our selling expenses. See Notes 5 and 22 to our consolidated financial statements for additional information about our allowance for doubtful accounts.

Provisions for inventory losses. If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials or supplies that (i) do not meet our specifications, (ii) have exceeded their expiration date or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial team. See Note 6 to our consolidated financial statements for additional information about our provisions for inventory losses.

Deferred income and social contribution taxes. We recognize deferred tax assets and liabilities which do not expire, arising from tax loss carryforwards, temporary add-backs, revaluation of property, plants and equipment and other procedures. We periodically review the deferred tax assets for recoverability and establish a valuation allowance, as required, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. In the event we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we evaluate the need to establish a valuation allowance against in all or a significant portion of our deferred tax assets, resulting in an increase in our effective tax rate, thereby decreasing net income. A high degree of management judgment is required in determining any valuation allowance. The principal uncertainty relates to the likelihood of future taxable income from the subsidiary that generated the deferred tax asset. A change in our projections of profitability could result in the need to record a valuation allowance against deferred tax assets, resulting in a negative impact of future results. See Note 9 to our consolidated financial statements for additional information on taxes.

Provisions for tax, civil and labor risks. We are currently involved in certain legal and administrative proceedings that arise from our normal course of business as described in “Item 8.A. Financial Information Consolidated Statements and Other Financial Information — Legal Proceedings” and Note 23 (items a,b,c,d) to our consolidated financial statements. We believe that the provisions for such proceedings in our consolidated financial statements are adequate. It is our policy to record provisions in regard to lawsuits when the probability of an existing obligation is considered more-likely-than-not to occur in the opinion of our management, based on information available to us, including information obtained from our internal and external legal counsel. Future results of operations could be materially affected by changes in our assumptions, by the effectiveness of our strategies relating to these proceedings, by future developments in each matter being discussed or by changes in approach, such as a change in settlement strategy in dealing with these matters.

Property, plant and equipment. Depreciation is calculated using the straight-line method, for the periods mentioned in Note 12 to our consolidated financial statements, taking into account the useful life of the assets, which are reviewed annually.

Intangible assets. Intangible assets include assets acquired by us from third parties, according to the criteria below (see Note 13 to our consolidated financial statements):

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

We have not recognized intangible assets that were created internally. We and our subsidiaries have not recognized intangible assets that have an indefinite useful life, except for goodwill and the “am/pm” brand, acquired in 2012.

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

The fair value less costs of disposal is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, direct incremental costs to bring an asset into condition for its sale, legal costs and taxes.

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

We tested the balances of goodwill shown in the table of Note 13 for impairment. The determination of value in use involves assumptions, judgments and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital and discount rates. The assumptions about growth projections and future cash flows are based on our business plan, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related.

The evaluation of the value in use is calculated for a period of five years, after which we calculate the perpetuity, considering the possibility of carrying the business on indefinitely.

On December 31, 2013, the discount and real growth rates used to extrapolate the projections ranged from 11.3% to 24.9% and 0% to 5.0% p.a., respectively, depending on the CGU analyzed.

Our goodwill impairment tests did not result in the recognition of losses for the years ended December 31, 2013, 2012 and 2011.

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

Fair value of financial instruments. In accordance with IAS 32, IAS 39 and IFRS 7, our financial instruments are classified as follows:

•

Measured at fair value through profit or loss: financial assets and liabilities held for trading, that is, acquired or incurred principally for the purpose of selling or repurchasing in the near term, and derivatives. The balances are stated at fair value. The interest earned, the exchange variation and changes in fair value are recognized in profit or loss.

•

Held to maturity: non-derivative financial assets with fixed or determinable payments, and fixed maturities for which the entity has the positive intention and ability to hold to maturity. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method.

•

Available for sale: non-derivative financial assets that are designated as available for sale or that are not classified into other categories at initial recognition. The balances are stated at fair value and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and acquisition cost plus the interest earned and the foreign currency exchange variation are recognized in other comprehensive income in the shareholders’ equity. Accumulated gains and losses recognized in the shareholders’ equity are reclassified to profit or loss in case of prepayment.

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

The company uses derivative financial instruments for hedging purposes, applying the concepts described below:

•

Hedge accounting - fair value hedge: derivative financial instrument used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s profit or loss. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

•

Hedge accounting - hedge of net investments in foreign operation: derivative financial instrument used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the company. The portion of the gain or loss on the hedging instrument that is determined to be effective is recognized directly in equity in accumulated other comprehensive income, while the ineffective portion is recognized in profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in income upon disposal of the foreign operation.

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair values of cash and bank deposits balances are identical to their carrying values.

•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the reporting period, which corresponds to their fair value.

•

Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the “yield curve” and, therefore, the company believes their fair value corresponds to their carrying value.

•	The fair value calculation of LPG International’s notes in the foreign market (see Note 14.b to our consolidated financial statements) is based on the quoted prices in an active market.

The fair value of other financial investments and financings was determined using calculation methodologies commonly used for marking-to-market, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of December 31, 2013. For some cases where there is no active market for the financial instrument, the company can use quotes provided by the transaction counterparties.

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

Post-employment benefits. We recognized a provision for post-employment benefits mainly related to seniority bonus, payment of FGTS, and health, dental care and life insurance plan for eligible retirees. The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and are recognized in the financial statements in accordance with IAS 19 (Revised 2011).

Significant actuarial assumptions adopted include:

Economic factors

12/31/2013
% p.a.
Discount rate for the actuarial obligation at present value	11.79
Average projected salary growth rate	7.10
Inflation rate (long term)	5.0
Growth rate of medical services	9.20

Demographic factors

•	Mortality Table for the life insurance benefit - CSO-80

•	Mortality Table for other benefits - AT 2000 Basic decreased by 10%

•	Disabled Mortality Table - RRB 1983

•	Disability Table - RRB 1944 modified

For further information on our post-employment benefits, see Note 24.b) to our consolidated financial statements.

Standards and criteria adopted in preparing the information

The financial information presented below has been prepared in accordance with IFRS. Ultrapar’s financial information is presented on a consolidated basis. Financial information relating to Ultragaz, Ipiranga, Oxiteno and Ultracargo is presented on an individual basis and does not reflect elimination of intercompany transactions. Accordingly, the sum of individual financial information of Ultrapar’s subsidiaries may not correspond to the consolidated financial information of Ultrapar.

From 2013 onwards, the adoption of IFRS 11 and IAS (International Accounting Standard) 19 became mandatory in the presentation of financial statements, resulting in the following changes: (i) results from joint ventures are no longer proportionally consolidated and will be recognized through the equity method and (ii) actuarial gains and losses from post-employment benefits cease to affect the operating results and start to be recognized under shareholders’ equity, and past service costs are recognized in retained earnings within shareholders’ equity in the date of transition.

In order to provide comparability of financial statements with periods prior to the adoption of the aforementioned accounting changes, the figures presented in this document relating to 2011 and 2012 have been restated in accordance with IFRS 11 and IAS 19. EBITDA according to IFRS 11 and IAS 19 and net income according to IAS 19 differ from EBITDA and net income previously reported by the company.

The reconciliation of the EBITDA starting from the net income is presented below:

R$ million	2013	2012(2)	2011(2)
Net income for the year	1,228.7	1,026.8	860.3
(+) Income and social contribution taxes	572.7	421.3	301.7
(+) Net financial expenses	337.6	270.3	307.6
(+) Depreciation and amortization	778.9	693.1	578.0
EBITDA (1)	2,918.0	2,411.4	2,047.5

(1)	See footnote 7 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for a more complete discussion of EBITDA and its reconciliation to information in our financial statements.
(2)	See footnote 2 under “Item 3.A. Key Information — Selected Consolidated Financial Data”.

Results of operations

The following discussion of our results of operations is based on the financial information derived from our consolidated financial statements prepared in accordance with IFRS.

Year ended December 31, 2013 compared to the year ended December 31, 2012.

The following table shows a summary of our results of operations for the years ended December 31, 2013 and 2012:

(R$ million)	Year ended December 31, 2013	% of net revenue from sales and services	Year ended December 31, 2012(2)	% of net revenue from sales and services	Percent change 2013-2012
Net revenue from sales and services	60,940.2	100%	53,868.9	100%	13%
Cost of products and services sold	(56,165.4)	92%	(49,768.1)	92%	13%
Gross profit	4,774.9	8%	4,100.8	8%	16%
Selling, marketing, general and administrative expenses	(2,768.7)	5%	(2,470.7)	5%	12%
Other operating income, net	97.6	0%	74.1	0%	32%
Income from disposal of assets	40.3	0%	3.7	0%	1002%
Operating income	2,144.0	4%	1,707.9	3%	26%
Financial results	(337.6)	1%	(270.3)	1%	25%
Income and social contribution taxes	(572.7)	1%	(421.3)	1%	36%
Share of profit of joint ventures and associates	(5.0)	0%	10.5	0%	-148%
Net income	1,228.7	2%	1,026.8	2%	20%
Net income attributable to:
Shareholders of Ultrapar	1,225.1	2%	1,019.9	2%	20%
Non-controlling shareholders of the subsidiaries	3.6	0%	6.9	0%	-48%
EBITDA(1)	2,918.0	5%	2,411.4	4%	21%
Depreciation and amortization	778.9	1%	693.1	1%	12%

(1)	See footnote 7 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for additional discussion of EBITDA and its reconciliation to other information in our financial statements.
(2)	See footnote 2 under “Item 3.A. Key Information — Selected Consolidated Financial Data.”

Net revenue from sales and services. Ultrapar’s net revenue from sales and services increased 13%, from R$53,868.9 million in 2012 to R$60,940 million in 2013, mainly as a result of the increased sales volume in all businesses. Ultrapar’s net revenue from sales and services generally includes revenues from fuel and gas sales by Ultragaz and Ipiranga, respectively, specialty chemicals sales by Oxiteno and liquid bulk storage services provided by Ultracargo, reduced by sales taxes such as ICMS, PIS and Cofins and by discounts and sales returns.

The following table shows the change in net revenue from sales and services for each of our businesses:

(R$ million)	2013	2012	Percent change 2013-2012
Ipiranga	53,384.1	46,829.4	14%
Oxiteno	3,277.8	2,928.8	12%
Ultracargo	332.1	293.6	13%
Ultragaz	3,982.3	3,847.1	4%

Ipiranga’s net revenue from sales and services increased by 14%, from R$46,829.4 million in 2012 to R$53,384.1 million in 2013, mainly due to (i) 6% higher sales volume, (ii) the 5.4%, 5.0% and 8.0% increases of diesel prices in January, March and November 2013, respectively, and the 6.6% and 4.0% increase on gasoline refinery prices in January and November 2013, respectively, charged by Petrobras, coupled with an increase of ethanol costs, and (iii) improved sales mix, resulting from investments in the service station network expansion, which enabled a higher share of fuels for light vehicles and diesel sold through the reseller segment (sales in service stations), which represented 73% of Ipiranga’s sales volume in 2013 compared to 71% in 2012. Ipiranga’s sales volume in 2013 grew by 6%, from 23,364 thousand cubic meters in 2012 to 24,758 thousand cubic meters in 2013. Sales volume of gasoline, ethanol and natural gas for vehicles increased by 9% in relation to 2012, mainly as a result of an estimated 7% growth of the light vehicles fleet and strong investments in new service stations and in the conversion of unbranded service stations. Diesel volumes, in turn, grew by 4% mainly as a result of the 7% growth in the volume sold in the reseller segment, derived from investments made in expanding the service station network and, to a lesser extent, the growth of the economy.

Oxiteno’s net revenue from sales and services increased by 12%, from R$2,928.8 million in 2012 to R$3,277.8 million in 2013, as a result of (i) a 10% depreciation of the average Real against the U.S. dollar in 2013, due to the fact that Oxiteno’s sales are highly influenced by the foreign exchange rate, increasing Oxiteno’s net revenue in Reais, and (ii) a 2% growth in sales volume, from 761 thousand tons in 2012 to 776 thousand tons in 2013, with an increased share of specialties and the decreased share of glycols in Oxiteno’s sales mix, thus resulting in a richer sales mix. Sales volume of specialty chemicals increased by 8%, from 638 thousand tons in 2012 to 687 thousand tons in 2013 resulting from investments to expand production capacity over the last years coupled with the growth of segments served by Oxiteno in Brazil, in particular cosmetics, detergents, agrochemicals and coatings, and from the acquisition of the specialty chemicals plant in Uruguay in November 2012.

Ultracargo’s net revenue from sales and services increased by 13%, from R$293.6 million in 2012 to R$332.1 million in 2013, mainly due to the increased average storage in its liquid bulk terminals. Average storage grew by 13% compared with 2012, driven by the acquisition of a terminal in the port of Itaqui, in August 2012, and by the increased product handling at the Suape, Aratu and Santos terminals, which was enabled by the investments carried out over the last years.

Ultragaz’s net revenue from sales and services increased by 4%, from R$3,847.1 million in 2012 to R$3,982.3 million in 2013, mainly as a result of a 3% increase in sales volume in the bulk segment, as a consequence of investments made to capture new customers, especially in the residential segment and in small- and medium-sized companies. Total sales volume grew 1%, from 1,681.2 thousand tons in 2012 to 1,696.3 thousand tons in 2013.

Cost of products and services sold. Ultrapar’s cost of products and services sold increased by 14%, from R$49,768.1 million in 2012 to R$56,165.4 million in 2013, as a result of the increased sales volume of all businesses and unit costs of products. Our main costs of products and services sold are related to the purchase of raw materials, including diesel, gasoline and ethanol for Ipiranga, ethylene for Oxiteno and LPG for Ultragaz, and depreciation and amortization.

The following table shows the change in cost of products and services sold for each of our businesses:

(R$ million)	2013	2012	Percent change 2013-2012
Ipiranga	50,190.2	44,055.2	14%
Oxiteno	2,479.5	2,312.4	7%
Ultracargo	133.8	117.4	14%
Ultragaz	3,398.2	3,313.3	3%

Ipiranga’s cost of products and services sold increased by 14%, from R$44,055.2 million in 2012 to R$50,190.2 million in 2013, mainly due to the 6% higher sales volume and the cost increases by Petrobras (i) in diesel, in January, March and November 2013, and (ii) in gasoline, in January 2013.

Oxiteno’s cost of products and services sold increased by 7%, from R$2,312.4 million in 2012 to R$2,479.5 million in 2013, mainly due to the 10% depreciation of the average Real against the U.S. dollar, which increased our costs denominated or linked to the U.S. dollars, particularly variable costs associated with raw materials such as the ethylene, coupled with the 2% growth in Oxiteno’s sales volume. The increase in Oxiteno’s cost of product and services sold was partially offset by a 5% reduction in unit variable costs in dollars, calculated as Oxiteno’s variable cost of products and services sold in dollars divided by the volume of products sold.

Ultracargo’s cost of services sold increased by 14%, from R$117.4 million in 2012 to R$133.8 million in 2013, mainly as a result of increased average storage and increased depreciation costs resulting from the capacity expansions and the acquisition of the terminal in Itaqui in August 2012.

Ultragaz’s cost of products and services sold increased by 3%, from R$3,313.3 million in 2012 to R$3,398.2 million in 2013, as a result of increased sales volume, the effects of a 5.9% inflation rate (as measured by the IPCA) on costs, and increased requalification of LPG bottles in 2013. These increases were partially offset by cost reduction initiatives implemented over the year, such as the management of freight contracts and the increased automation in bottling facilities.

Gross profit. Ultrapar’s gross profit increased by 16%, from R$4,100.8 million in 2012 to R$4,774.9 million in 2013, as a result of the increased gross profit in all businesses. Ipiranga’s gross profit increased by 15%, from R$2,774.2 million in 2012 to R$3,194.0 million in 2013. Oxiteno’s gross profit increased by 30%, from R$616.4 million in 2012 to R$798.3 million in 2013. Ultracargo’s gross profit increased by 13%, from R$176.2 million in 2012 to R$198.3 million in 2013. Ultragaz’s gross profit increased by 9% from R$533.8 million in 2012 to R$584.1 million in 2013.

Selling, marketing, general and administrative expenses. Ultrapar’s selling, marketing, general and administrative expenses (“SG&A”) generally include personnel expenses delivery, freight and depreciation and amortization. Ultrapar’s SG&A increased by 12%, from R$2,470.7 million in 2012 to R$2,768.7 million in 2013.

The following table shows the change in SG&A for each of our businesses:

(R$ million)	2013	2012	Percent change 2013-2012
Ipiranga	1,759.5	1,613.3	9%
Oxiteno	486.9	387.0	26%
Ultracargo	94.5	74.6	27%
Ultragaz	432.4	409.6	6%

Ipiranga’s SG&A increased by 9%, from R$1,613.3 million in 2012 to R$1,759.5 million in 2013, mainly resulting from (i) increased expenses with freight, mainly derived from Ipiranga’s 6% higher sales volume coupled with increased diesel costs and inflation, (ii) the expansion of its distribution network, and (iii) the effects of inflation on personnel expenses.

Oxiteno’s SG&A increased by 26%, from R$387.0 million in 2012 to R$486.9 million in 2013, due to (i) increased logistics expenses, resulting from the rises in diesel costs and the effect of the weaker Real, which adversely affected Oxiteno’s SG&A expenses denominated in U.S. dollars, particularly expenses related to international freight and its plants located outside Brazil, (ii) the acquisition of specialty chemicals plants in Uruguay and in the United States in November 2012 and April 2012, respectively, (iii) an increase in variable compensation, in line with our increased results, and (iv) the effects of inflation on expenses.

Ultracargo’s SG&A increased by 27%, from R$74.6 million in 2012 to R$94.5 million in 2013, mainly as a result of the acquisition of the terminal in the port of Itaqui in July 2012, increased expenses with projects and the effects of inflation on expenses.

Ultragaz’s SG&A increased by 6%, from to R$409.6 million in 2012 to R$432.4 million in 2013, mainly due to the effects of inflation on personnel expenses and freight, which were partially offset by expense reduction initiatives implemented over the year.

Other operating income, net. Other operating income, net is mainly composed of merchandising fees from Ipiranga’s suppliers. Ultrapar’s other operating income, net increased from R$74.1 million in 2012 to R$97.6 million in 2013, mainly as a result of the expansion in Ipiranga’s operations.

Income from disposal of assets. Ultrapar’s income from disposal of assets increased from R$3.7 million in 2012 to R$40.3 million in 2013, mainly due to sale of part of a logistics facility of Ipiranga.

Operating income before financial income (expenses) and share of profit of joint ventures and associates. Ultrapar’s operating income before financial income (expenses) and share of profit of joint ventures and associates increased by 26%, from R$1,707.9 million in 2012 to R$2,144.0 million in 2013, as a result of the increased operating income before financial income (expenses) and share of profit of joint ventures and associates in all businesses. Ipiranga’s operating income before financial income (expenses) and share of profit of joint ventures and associates increased by 26%, from R$1,254.4 million in 2012 to R$1,574.7 million in 2013. Oxiteno’s operating income before financial income (expenses) and share of profit of associates increased 35%, from R$228.8 million in 2012 to R$308.6 million in 2013. Ultracargo’s operating income before financial income (expenses) and share of profit of joint ventures and associates increased by 3%, from R$105.5 million in 2012 to R$108.9 million in 2013. Ultragaz’s operating income before financial income (expenses) and share of profit of associates increased by 29%, from R$114.3 million in 2012 to R$147.0 million in 2013.

Net financial expenses. Net financial expenses include mainly income and expenses from (i) interest on financial investments and financings and (ii) exchange rate variation. Ultrapar’s net financial expenses increased by 25%, from R$270.3 million in 2012 to R$337.6 million in 2013, mainly due to a 11% increase in its net debt and effects of the exchange rate over the year. Ultrapar’s net debt to EBITDA ratio was 1.2 at the end of 2013, compared with 1.3 at the end of 2012.

As of December 31, 2013, Ultrapar’s gross debt was R$6,969.6 million (of which R$1,294.9 million was denominated in foreign currencies, particularly the U.S. dollar) and its net debt was R$3,425.9 million, compared to gross debt of R$6,215.9 million (of which R$1,197.5 million was denominated in foreign currencies, particularly the U.S. dollar) and net debt of R$3,084.0 million in 2012. See footnote 8 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for a more complete discussion of net debt and its reconciliation to information in our financial statements, as well as Notes 4, 14 and 22 to our consolidated financial statements.

Income and social contribution taxes. Ultrapar’s income and social contribution taxes, net of benefits from income tax exemptions, increased by 36%, from R$421.3 million in 2012 to R$572.7 million in 2013, mainly as a result of an increase in pre-tax income due to the increase in Ultrapar’s operating income.

Net income for the year. Ultrapar’s net income for the year increased by 20%, from R$1,026.8 million in 2012 to R$1,228.7 million in 2013, as a result of the growth in operating income. Net income attributable to Ultrapar’s shareholders increased 20%, from R$1,019.9 million in 2012 to R$1,225.1 million in 2013.

EBITDA. Ultrapar’s EBITDA increased 21%, from R$2,411.4 million in 2012 to R$2,918.0 million in 2013, as a result of EBITDA growth in all businesses.

The following table shows the change in EBITDA for each of our businesses:

(R$ million)	2013	2012	Percent change 2013-2012
Ipiranga	2,029.6	1,652.6	23%
Oxiteno	440.6	351.8	25%
Ultracargo	157.5	142.7	10%
Ultragaz	280.5	245.7	14%

Ipiranga’s EBITDA increased by 23% from R$1,652.6 million in 2012 to R$2,029.6 million in 2013, mainly due to (i) investments in the resellers’ network expansion resulting in increased sales volume in the reseller segment (sales in service stations), (ii) the strategy of constant innovation in services and convenience in the service station, (iii) initiatives for reducing the grey market in the ethanol segment, and (iv) the inventory effects resulting from the increases in ethanol, diesel and gasoline costs, effects that were partially offset by higher expenses, mainly with freight.

Oxiteno’s EBITDA increased by 25% from R$351.8 million in 2012 to R$440.6 million in 2013, as a result of (i) the effect of the 10% weaker Real, (ii) a richer sales mix in 2013, with increased share of specialty chemicals, and (iii) the 2% growth in sales volume, effects that were partially offset by higher costs expenses related to the startup of the company’s operations in the United States and in Uruguay. Oxiteno’s unit EBITDA reached US$263/ton in 2013, compared to a unit EBITDA of US$236/ton in 2012.

Ultracargo’s EBITDA increased by 10%, from R$142.7 million in 2012 to R$157.5 million in 2013, mainly due to the acquisition of the terminal in Itaqui and higher average storage.

Ultragaz’s EBITDA increased by 14% from R$245.7 million in 2012 to R$280.5 million in 2013, mainly due to the costs and expenses reduction initiatives implemented over the year.

For a reconciliation of our EBITDA and the EBITDA of Ultragaz, Ipiranga, Oxiteno and Ultracargo to information in our financial statements, see footnote 7 under “Item 3.A. Key Information — Selected Consolidated Financial Data.”

Year ended December 31, 2012 compared to the year ended December 31, 2011.

The following table shows a summary of our results of operations for the years ended December 31, 2012 and 2011:

(R$ million)	Year ended December 31, 2012(2)	% of net revenue from sales and services	Year ended December 31, 2011(2)	% of net revenue from sales and services	Percent change 2012-2011
Net revenue from sales and services	53,868.9	100%	48,628.7	100%	11%
Cost of products and services sold	(49,768.1)	92%	(45,124.3)	93%	10%
Gross profit	4,100.8	8%	3,504.4	7%	17%
Selling, marketing, general and administrative expenses	(2,470.7)	5%	(2,122.3)	4%	16%
Other operating income, net	74.1	0%	52.2	0%	42%
Income from disposal of assets	3.7	0%	21.4	0%	-83%
Operating income	1,707.9	3%	1,455.7	3%	17%
Financial results	(270.3)	1%	(307.6)	1%	-12%
Income and social contribution taxes	(421.3)	1%	(301.7)	1%	40%
Share of profit of joint ventures and associates	10.5	0%	13.9	0%	-24%
Net income	1,026.8	2%	860.3	2%	19%
Net income attributable to:
Shareholders of Ultrapar	1,019.9	2%	854.3	2%	19%
Non-controlling shareholders of the subsidiaries	6.9	0%	6.0	0%	14%
EBITDA(1)	2,411.4	4%	2,047.5	4%	18%
Depreciation and amortization	693.1	1%	578.0	1%	20%

(1)	See footnote 7 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for additional discussion of EBITDA and its reconciliation to other information in our financial statements.
(2)	See footnote 2 under “Item 3.A. Key Information — Selected Consolidated Financial Data.”

Net revenue from sales and services. Ultrapar’s net revenue from sales and services increased 11%, from R$48,628.7 million in 2011 to R$53,868.9 million in 2012, mainly as a result of the increased sales volume in all businesses.

The following table shows the change in net revenue from sales and services for each of our businesses:

(R$ million)	2012	2011	Percent change 2012-2011
Ipiranga	46,829.4	42,221.6	11%
Oxiteno	2,928.8	2,408.6	22%
Ultracargo	293.6	259.9	13%
Ultragaz	3,847.1	3,766.8	2%

Ipiranga’s net revenue from sales and services increased by 11%, from R$42,221.6 million in 2011 to R$46,829.4 million in 2012, mainly due to (i) 8% higher sales volume, (ii) the 6% increase of diesel refinery prices charged by Petrobras in July 2012 and (iii) the improved sales mix, with an increased share of gasoline. Sales volumes grew by 8%, from 21,701 thousand cubic meters in 2011 to 23,364 thousand cubic meters in 2012. Sales volumes of gasoline, ethanol and NGV grew by 10%, as a result of an estimated 8% growth in the light vehicle fleet and investments made to expand its distribution network. Diesel volumes, in turn, grew by 7% as a result of investments made to capture new clients and, to a lesser extent, the growth of the Brazilian economy, particularly in the consumer goods and agricultural sectors.

Oxiteno’s net revenue from sales and services increased by 22%, from R$2,408.6 million in 2011 to R$2,928.8 million in 2012, mainly due to the 15% growth in sales volume and a 17% weaker average Real, partially offset by the 10% lower average U.S. dollar price of Oxiteno’s products, mainly as result of the increased share of glycols, with declining prices, in Oxiteno’s sales mix. Total sales volume grew by 15%, from 660 thousand tons in 2011 to 761 thousand tons in 2012, as a result of (i) investments to expand production capacity, completed in September 2011, (ii) the growth of segments served by Oxiteno in Brazil, in particular cosmetics and detergents, agrochemicals and coatings, and (iii) the increased volume of exports.

Ultracargo’s net revenue from sales and services increased by 13%, from R$259.9 million in 2011 to R$293.6 million in 2012, mainly due to the growth in average storage in its liquid bulk terminals and the improved mix of handled products and contracts. Average storage volume increased by 5%, from 582 thousand cubic meters in 2011 to 614 thousand cubic meters in 2012, mainly due to the acquisition of the terminal in Itaqui, in August 2012, and by increased volumes of ethanol handled at the Santos terminal. See “Item 4.A. Information on the Company — History and Development of the Company.”

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

Cost of products and services sold. Ultrapar’s cost of products and services sold increased by 10%, from R$45,124.3 million in 2011 to R$49,768.1 million in 2012, mainly as a result of the increased sales volume of all businesses and unit costs of products.

The following table shows the change in cost of products and services sold for each of our businesses:

(R$ million)	2012	2011	Percent change 2012-2011
Ipiranga	44,055.2	39,897.9	10%
Oxiteno	2,312.4	1,931.0	20%
Ultracargo	117.4	110.1	7%
Ultragaz	3,313.3	3,213.5	3%

Ipiranga’s cost of products and services sold increased by 10%, from R$39,897.9 million in 2011 to R$44,055.2 million in 2012, mainly due to (i) the 8% higher sales volume, (ii) the 6% increase in diesel refinery prices charged by Petrobras in July 2012, and (iii) the increased share of gasoline in the sales mix, which has higher unit costs compared to other fuel such as diesel.

Oxiteno’s cost of products and services sold increased by 20%, from R$1,931.0 million in 2011 to R$2,312.4 million in 2012, mainly due to the 15% growth in sales volume and the 17% weaker average Real, partially offset by a 10% reduction in unit variable costs in U.S. dollars, calculated as Oxiteno’s variable cost of products and services sold divided by the volume of products sold.

Ultracargo’s cost of services sold increased by 7%, from R$110.1 million in 2011 to R$117.4 million in 2012, mainly due to higher depreciation costs resulting from recent capacity expansions and the acquisition of Temmar.

Ultragaz’s cost of products and services sold increased by 3%, from R$3,213.5 million in 2011 to R$3,313.3 million in 2012, due to the 2% higher sales volume and the effects of inflation on personnel and on freight costs, partially offset by cost reduction initiatives in bottling and storage facilities.

Gross profit. Ultrapar’s gross profit increased by 17%, from R$3,504.5 million in 2011 to R$4,100.8 million in 2012, as a result of the increased gross profit in Ipiranga, Oxiteno and Ultracargo. Ipiranga’s gross profit increased by 19%, from R$2,323.7 million in 2011 to R$2,774.2 million in 2012. Oxiteno’s gross profit increased by 29%, from R$477.6 million in 2011 to R$616.4 million in 2012. Ultracargo’s gross profit increased by 18%, from R$149.7 million in 2011 to R$176.2 million in 2012. Ultragaz’s gross profit decreased by 4% from R$553.2 million in 2011 to R$533.8 million in 2012.

Selling, marketing, general and administrative expenses. Ultrapar’s selling, marketing, general and administrative expenses (“SG&A”) generally include personnel expenses, freight and depreciation and amortization. Ultrapar’s SG&A increased by 16%, from R$2,122.3 million in 2011 to R$2,470.7 million in 2012.

The following table shows the change in SG&A for each of our businesses:

(R$ million)	2012	2011	Percent change 2012-2011
Ipiranga	1,613.3	1,357.4	19%
Oxiteno	387.0	318.7	21%
Ultracargo	74.6	65.6	14%
Ultragaz	409.6	387.0	6%

Ipiranga’s SG&A increased by 19%, from R$1,357.4 million in 2011 to R$1,613.3 million in 2012, as a result of (i) the impact of 8% higher sales volume in freight and other variable expenses, (ii) the effects of inflation on expenses, (iii) the expansion of its distribution network, and (iv) increased advertising and marketing expenses.

Oxiteno’s SG&A increased by 21%, from R$318.7 million in 2011 to R$387.0 million in 2012, mainly due to (i) higher logistics expenses, resulting from increased sales volume and the effect of exchange rate on international freight expenses, (ii) the effects of inflation on expenses, and (iii) expenses related to the expansion projects in the United States and Uruguay.

Ultracargo’s SG&A increased by 14%, from R$65.6 million in 2011 to R$74.6 million in 2012, mainly as a result of higher expenses related to expansion projects and the acquisition of the terminal in Itaqui.

Ultragaz’s SG&A increased by 6%, from to R$387.0 million in 2011 to R$409.6 million in 2012, mainly due to (i) the effects of inflation on personnel expenses, (ii) higher expenses with marketing and sales campaigns, and (iii) the impact of the 2% higher sales volume in freight and other variable expenses, partially offset by expense reduction initiatives.

Other operating income, net. Other operating income, net is mainly composed of merchandising fees from Ipiranga’s suppliers. Ultrapar’s other operating income, net increased from R$52.2 million in 2011 to R$74.1 million in 2012, mainly as a result of the expansion in Ipiranga’s operations.

Income from disposal of assets. Ultrapar’s income from disposal of assets decreased from R$21.4 million in 2011 to R$3.7 million in 2012, mainly due to lower income from the sale of land by Ipiranga and of vehicles by Ultragaz.

Operating income before financial income (expenses) and share of profit of joint ventures and associates. Ultrapar’s operating income before financial income (expenses) and share of profit of joint ventures and associates increased by 17%, from R$1,455.7 million in 2011 to R$1,707.9 million in 2012, as a result of the increased operating income before financial income (expenses) and share of profit of joint ventures and associates in Ipiranga, Oxiteno and Ultracargo. Ipiranga’s operating income before financial income (expenses) and share of profit of joint ventures and associates increased by 20%, from R$1,042.4 million in 2011 to R$1,254.4 million in 2012. Oxiteno’s operating income before financial income (expenses) and share of profit of associates increased 47%, from R$156.0 million in 2011 to R$228.8 million in 2012. Ultracargo’s operating income before financial income (expenses) and share of profit of joint ventures and associates increased by 21%, from R$87.4 million in 2011 to R$105.5 million in 2012. Ultragaz’s operating income before financial income (expenses) and share of profit of associates decreased by 30%, from R$163.4 million in 2011 to R$114.3 million in 2012.

Net financial expenses. Net financial expenses include mainly income and expenses from (i) interest on financial investments and financings and (ii) exchange rate variation. Ultrapar’s net financial expenses decreased 12%, from R$307.6 million in 2011 to R$270.3 million in 2012, mainly due to the reduction of interest rates (CDI) in 2012. Ultrapar’s net debt to EBITDA ratio was 1.3 at the end of 2012, compared with 1.4 at the end of 2011.

As of December 31, 2012, Ultrapar’s gross debt was R$6,215.9 million and its net debt was R$3,084.0 million, R$201.2 million higher than that of December 31, 2011. See footnote 8 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for a more complete discussion of net debt and its reconciliation to information in our financial statements, as well as Notes 4, 14 and 22 to our consolidated financial statements.

Income and social contribution taxes. Ultrapar’s income and social contribution taxes, net of benefits from income tax exemption, increased by 40%, from R$301.7 million in 2011 to R$421.3 million in 2012, mainly as a result of an increase in pre-tax income due to the increase in Ultrapar’s operating income.

Net income for the year. Ultrapar’s net income for the year increased by 19%, from R$860.3 million in 2011 to R$1,026.8 million in 2012, as a result of the growth in operating income, partially offset by the lower income from sale of assets. Net income attributable to Ultrapar’s shareholders increased 19%, from R$854.3 million in 2011 to R$1,019.9 million in 2012.

EBITDA. Ultrapar’s EBITDA increased 18%, from R$2,047.5 million in 2011 to R$2,411.4 million in 2012, as a result of EBITDA growth in Ipiranga, Oxiteno and Ultracargo.

The following table shows the change in EBITDA for each of our businesses:

(R$ million)	2012	2011	Percent change 2012-2011
Ipiranga	1,652.6	1,366.4	21%
Oxiteno	351.8	262.3	34%
Ultracargo	142.7	116.8	22%
Ultragaz	245.7	280.9	-13%

Ipiranga’s EBITDA increased by 21% from R$1,366.4 million in 2011 to R$1,652.6 million in 2012, mainly due to (i) 8% higher sales volume, (ii) improved sales mix, with a higher share of gasoline, and (iii) the strategy of constant innovation in services and convenience at the service station, creating increased customer satisfaction and loyalty. Ipiranga’s unit EBITDA margin in 2012 was R$71/m³, corresponding to an EBITDA margin of 3.5%, higher than the unit EBITDA margin of R$63/m³ in 2011.

Oxiteno’s EBITDA increased by 34% from R$262.3 million in 2011 to R$351.8 million in 2012, as a result of (i) the 15% growth in sales volume, and (ii) the effect of the 17% weaker average Real. Oxiteno’s unit EBITDA reached US$236/ton in 2012, in line with that of 2011.

Ultracargo’s EBITDA increased by 22%, from R$116.8 million in 2011 to R$142.7 million in 2012, mainly due to the acquisition of the terminal in Itaqui, higher average storage, and the improved mix of handled products and contracts.

Ultragaz’s EBITDA decreased by 13% from R$280.9 million in 2011 to R$245.7 million in 2012, mainly due to the effects of inflation on costs and expenses and higher expenses with marketing and sales campaigns, partially offset by costs and expenses reduction initiatives.

For a reconciliation of our EBITDA and the EBITDA of Ultragaz, Ipiranga, Oxiteno and Ultracargo to information in our financial statements, see footnote 7 under “Item 3.A. Key Information — Selected Consolidated Financial Data.”

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

Sources and uses of funds. We generated cash flow from operations of R$2,120.7 million, R$ 2,443.7 million and R$1,673.7 million for 2013, 2012 and 2011, respectively. In 2013, our cash flow from operations was R$323.0 million lower than that in 2012, mainly due to higher investment in working capital, which increased by R$363.2 million in 2013, mainly as a result of higher inventory levels and lower trade payables due to the reduction of the term required to pay Petrobras under our main supply agreements. In 2012, our cash flow from operations increased by R$770.0 million compared to 2011, mainly as a result of the growth in our operations and lower investment in working capital, mainly due to the reduction in inventory. Cash flow used in investing activities was R$1,287.9 million, R$1,565.0 million and R$1,445.2 million in 2013, 2012 and 2011, respectively. In 2013, Ultrapar continued its strategy of value creation and investments to increase operating scale and productivity gains in its businesses. In 2013, 2012 and 2011, we invested R$1,101.5 million, R$1,282.7 million and R$961.2 million in additions to property, plant, equipment and intangible assets, net of disposals. In 2012, Ipiranga and Odebrecht TransPort Participações formed a joint venture to operate in the segment of electronic payment for tolls, parking and fuels — ConectCar. The equity investments made by Ultrapar in ConectCar amounted to R$24.9 million and R$4.1 million in 2013 and 2012, respectively. In 2012, Ultrapar, through its subsidiary Oxiteno S.A., acquired 100% of the shares of American Chemical for R$107.4 million, in addition to the assumption of R$32.7 million in net debt. Also in 2012, Ultrapar, through its subsidiary Tequimar, acquired 100% of the shares of Temmar, in the port of Itaqui, for R$68.2 million, in addition to the assumption of R$91.2 million in net debt. Tequimar will disburse a minimum extra value of R$12 million, which may reach approximately R$30 million as a result of possible future expansions in the storage capacity of the terminal, provided that such expansions are implemented within the 7–year period after the acquisition, amounts that will be update by the IGP-M. In 2011, Ultrapar acquired, through its subsidiary Cia Ultragaz, 100% of Repsol’s shares for the total amount of R$49.8 million, and disbursed R$26.6 million related to the final payment of the DNP acquisition. Cash flows used in financing activities totaled R$ 578.9 million, R$622.7 million and R$1,093.7 million for 2013, 2012 and 2011, respectively. In 2013, cash flows used in financing activities decreased by R$43.8 million compared to 2012, mainly as a result of a R$1,677.2 million decrease in the amortization of financing and debentures, which was partially offset by a R$1,307.8 million decrease in the volume of new loans and debentures obtained from third parties and by higher interest and dividends paid in 2013 compared to 2012. In 2012, cash flows used in financing activities decreased by R$471.1 million, mainly as a result of the issuance of R$800 million and R$600 million debentures in March and November 2012, in order to strengthen the Company’s cash position and extend its debt profile, partially offset by increased amortization of financing and debentures. In 2011, the increase in cash flows used in financing activities reflected the higher volume of new loans in 2010. Accordingly, cash and cash equivalents totaled R$2,276.1 million in 2013, R$2,021.1 million in 2012 and R$1,765.5 million in 2011.

We believe we have sufficient working capital to meet our current needs. In addition to the cash flow generated from operations explained above, we had R$3,425.2 million in cash, cash equivalents and short-term investments as of December 31, 2013. The gross indebtedness due from January 1 to December 31, 2014 totaled R$2,056.9 million, including estimated interest payments on loans, as of December 31, 2013. Furthermore, we estimate investments of R$1,484.1 in 2014.

We anticipate that we will spend approximately R$10.4 billion in the next five years to meet long-term contractual obligations described in the Tabular Disclosure of Contractual Obligations and for the 2014 budgeted capital expenditures. We expect to meet these cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financing and the refinancing of some of our indebtedness as it becomes due.

The company uses exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect its assets, liabilities, receipts and disbursements in foreign currency and net investments in foreign operations, in order to reduce the effects of changes in foreign exchange rates on its results and cash flows in Brazilian Reais within the exposure limits under its policy. For additional information regarding our funding and treasury policies see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Indebtedness

As of December 31, 2013, our consolidated short and long-term debt was as follows:

Indebtedness	Currency	Interest Rate(1)	Principal amount of outstanding and accrued interest through December 31
			2013	2012
			(in millions of Reais)
Foreign currency-denominated loans:
Notes in the foreign market	US$	7.3%	584.5	508.9
Foreign loan	US$	LIBOR(2) + 0.9%	327.7	281.7
Advances on Foreign Exchange Contracts	US$	1.4%	136.8	114.8
Financial institutions	US$	2.1%	95.8	84.0
Financial institutions	US$	LIBOR(2) + 2.0%	46.7	40.6
BNDES	US$	5.6%	46.6	59.3
Financial institutions	MX$(3)	TIIE(3) + 1.2%	31.2	25.3
Foreign currency advances delivered	US$	1.2%	25.5	52.7
Financial institutions	Bs(4)	—	—	30.2

Indebtedness	Currency	Interest Rate(1)	Principal amount of outstanding and accrued interest through December 31
			2013	2012
			(in millions of Reais)
Reais - denominated loans:
Banco do Brasil floating rate	R$	103.3% of CDI	2,402.6	668.9
Banco do Brasil fixed rate	R$	12.1%	905.9	1,948.1
Debentures – 4th issuance	R$	108.3% of CDI	852.5	845.9
BNDES	R$	TJLP(5) + 2.5%	633.8	677.9
Debentures – 1st public issuance IPP	R$	107.9% of CDI	606.9	602.3
Banco do Nordeste do Brasil	R$	8.5%(6)	104.1	118.7
BNDES	R$	5.3%	47.4	49.2
Finance leases	R$	IGP-M(7) + 5.6%	44.4	42.4
FINEP — Research and Projects Financing	R$	4.0%	38.8	30.8
Export Credit Note	R$	8.0%	25.0	—
FINEP — Research and Projects Financing	R$	TJLP(5) + 0.0%	6.7	23.5
Fixed rate finance leases	R$	14.0%	0.1	0.5
FINAME — Financing for Machines and Equipment	R$	—	—	0.5
Total loans			6,963.1	6,206.2
Unrealized losses on swaps transactions			6.6	9.7

Total			6,969.6	6,215.9

(1)	Interest rate as of December 31, 2013.
(2)	LIBOR = London Interbank Offered Rate.
(3)	MX$= Mexican peso and TIIE = the Mexican interbank balance interest rate.
(4)	Bs = Venezuelan Bolívar.
(5)	TJLP (Long-Term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of BNDES. On December 31, 2013, TJLP was fixed at 5.0% p.a.
(6)	Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to foster the development of the industrial sector, administered by Banco do Nordeste. On December 31, 2013, the FNE interest was 10% p.a. FNE grants a discount of 15% over the interest rate for timely payments.
(7)	IGP-M = General Index of Market Prices of Brazilian inflation, calculated by the Getulio Vargas Foundation.

Our consolidated debt as of December 31, 2013 had the following maturity schedule:

Maturity	Amount
(in millions of Reais)
January 1, 2014 to December 31, 2014	1,830.0
January 1, 2015 to December 31, 2015	2,831.8
January 1, 2016 to December 31, 2016	493.4
January 1, 2017 to December 31, 2017	797.6
January 1, 2018 to December 31, 2018	68.6
2019 thereafter	948.2

Total	6,969.6

As provided in IAS 39, the transaction costs and issuance premiums associated with our fundraising are included as part of our financial liabilities. See Note 14(j) to our consolidated financial statements for more information.

Ultrapar contracted hedging instruments against foreign currency exchange and interest rate variations for a portion of its indebtedness. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and Note 22 to our consolidated financial statements for more information.

The financings are guaranteed by collateral in the amount of R$40.7 million as of December 31, 2013 and by guarantees and promissory notes in the amount of R$2,528.5 million as of December 31, 2013. In addition, Ultrapar and its subsidiaries offer collateral in the form of letters of credit for commercial and legal proceeding in the amount of R$155.2 million as of December 31, 2013.

Some subsidiaries issued collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under this collateral, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to this collateral is R$14.3 million as of December 31, 2013 with maturities of less than 214 days. As of December 31, 2013, Ultrapar did not have losses in connection with this collateral. The fair value of collaterals recognized in current liabilities as other payables was R$0.3 million as of December 31, 2013, which is recognized as profit or loss as customers settle their obligations with the financial institutions.

Some financing agreements of the company contain cross default clauses whereby we are required to pay the debt assumed in case of default of other debts equal to or greater than US$15 million. As of December 31, 2013, there was no event of default on such debts.

Notes in the foreign market

In December 2005, the subsidiary LPG International issued US$250 million in notes in the foreign market, maturing in December 2015, with interest rate of 7.3% p.a., paid semiannually. The notes were guaranteed by Ultrapar and Oxiteno.

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

•	Restriction on the sale of all or substantially all assets of the company and subsidiaries LPG International and Oxiteno.

•	Restriction on encumbrance of assets exceeding US$150 million or 15% of the value of the consolidated tangible assets.

The company is in compliance with the levels of covenants required by these loans. The restrictions imposed on the company are customary in transactions of this kind and have not limited their ability to conduct their business to date.

Foreign loan

In November 2012 the subsidiary IPP contracted a foreign loan in the amount of US$80 million, with maturity in November 2015 and interest rate equivalent to LIBOR + 0.8% p.a., paid quarterly. IPP also contracted hedging instruments for floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loan charge to 104.1% of CDI (see Note 22 to our consolidated financial statements). IPP designated these hedging instruments as a fair value hedge; therefore, loan and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loan is guaranteed by Ultrapar.

The subsidiary Oxiteno Overseas has a foreign loan in the amount of US$60 million with maturity in June 2014 and interest rate of LIBOR + 1.0% p.a., paid semiannually. Ultrapar, through its subsidiary Cia. Ultragaz, contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loan charge to 86.9% of CDI (see Note 22 to our consolidated financial statements). The foreign loan is guaranteed by Ultrapar and its subsidiary Oxiteno S.A. See “Item 11. Quantitative and qualitative disclosures about market risk”. In January 2014, Oxiteno Overseas renegotiated this foreign loan, changing the maturity to January 2017. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments”.

As a result of these foreign loans, some obligations applicable to the notes in the foreign market must also be maintained by Ultrapar. Additionally, during these contracts, Ultrapar shall maintain the following financial ratios, calculated based on its audited consolidated financial statements:

•	Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated EBITDA, at less than or equal to 3.5; and

•	Maintenance of a financial ratio determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

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

In March 2012, Ultrapar carried out its fourth issuance of debentures, in a single series of 800 simple, nonconvertible into shares, unsecured debentures, and its main characteristics are as follows:

Face value unit:	R$1,000,000.00

Final maturity:	March 16, 2015

Payment of the face value:	Lump sum at final maturity

Interest:	108.3% of CDI

Payment of interest:	Annually

Reprice:	Not applicable

The proceeds of the issuance were used for the partial early redemption of 800 debentures, in March 2012, of Ultrapar’s third issuance of debentures.

In January 2014, the subsidiary IPP made its second issuance of public debentures. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments” and “Item 10.C. Additional Information — Material Contracts — Debentures.”

BNDES

Ultrapar has financing from BNDES (Brazilian National Development Bank) for some of its investments. As of December 31, 2013, such lines of credit with BNDES totaled R$1.6 billion, of which R$0.3 billion had been drawn down. See “Item 10.C. Additional Information — Material Contracts — BNDES.”

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

Financial institutions

The subsidiaries Oxiteno Mexico, Oxiteno Andina, Oxiteno USA LLC and Oxiteno Uruguay have loans to finance investments and working capital.

Banco do Brasil

The subsidiary IPP has fixed and floating interest rate loans from Banco do Brasil S.A. to finance the marketing, processing or manufacturing of agricultural goods (ethanol). IPP contracted interest rate hedging instruments, which modified the effective interest rates for such loans to an average of 99.3% of CDI (see Note 22 of our financial statements). IPP designates these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both stated at fair value from inception. Changes in fair value are recognized as profit or loss.

These loans mature, as follows (include interest until December 31, 2013):

Maturity	Balance in 2013
(in millions of Reais)
January, 2014	410.2
March, 2014	252.7
April, 2014	64.4
May, 2014	451.9
February, 2015	368.5
May, 2015	670.0
February, 2016	166.7
May, 2016	100.0
May, 2019	824.1

3,308.5

During the first semester of 2013, IPP renegotiated loans with original maturities in this period, with principal amounts of (i) R$ 500 million, changing the maturity to February 2015 and February 2016 and (ii) R$300 million, changing the maturity to May 2015 and May 2016, and changing the floating interest rate to 104.3% of CDI.

In the second quarter of 2013, IPP contracted an additional loan in the notional amount of R$800 million, maturing in May 2019 and floating interest rate of 104.0% of CDI.

In January 2014, our subsidiary IPP renegotiated certain of its loans with Banco do Brasil in the principal amount of R$909.5 million, with the effect of extending the maturity of these loans from 2014 to January 2017 and changing the interest rate to a floating interest rate of 105.5% of CDI.

Export credit note.

In March 2013, the subsidiary Oxiteno Nordeste contracted an export credit note in the amount of R$17.5 million, with maturity in March 2016 and fixed interest rate of 8% per year, paid quarterly.

In August 2013, the subsidiary Oxiteno Nordeste contracted an export credit note in the amount of R$10.0 million, with maturity in August 2016 and fixed interest rate of 8% per year, paid quarterly.

Oxiteno Nordeste contracted interest hedging instruments, thus converting the fixed rates for these loans into 88.8% of CDI (see Note 22). Oxiteno Nordeste designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both measured at fair value from inception. Changes in fair value are recognized in profit or loss.

Investments

Equity investments

	Year ended December 31,
	(in millions of Reais)
	2013		2012		2011
Ultragaz	—		—		49.9	(6)
Ipiranga	23.3	(1)	4.1	(3)	26.6	(7)
Oxiteno	6.2	(2)	100.5	(4)	—
Ultracargo	—		68.2	(5)	—
Others	—		—		—

Total	29.5		172.8		76.5

(1)	Capital invested in ConectCar, net of capital reduction in the affiliated Transportadora Sulbrasileira de Gás S.A. See “Item 4.A. Information on the Company — History and Development of the Company.”
(2)	Working capital and net debt closing adjustments relating to the acquisition of American Chemical. See “Item 4.A. Information on the Company — History and Development of the Company.”
(3)	Capital invested in ConectCar. See “Item 4.A. Information on the Company — History and Development of the Company.”
(4)	Investments made in connection with the acquisition of American Chemical, net of proceeds from the sale of Oxiteno’s catalyst production unit. See “Item 4.A. Information on the Company — History and Development of the Company.”
(5)	Investments made in connection with the acquisition of Temmar. See “Item 4.A. Information on the Company — History and Development of the Company.”
(6)	Investments made in connection with the acquisition of Repsol. See “Item 4.A. Information on the Company — History and Development of the Company.”
(7)	Investments made in connection with the acquisition of DNP. See “Item 4.A. Information on the Company — History and Development of the Company.”

Organic Investments

The following table shows our organic investments for the years ended December 31, 2013, 2012 and 2011 and does not include equity investments:

	Year ended December 31,
	(in millions of Reais)
	2013	2012	2011
Ultragaz	150.9	157.1	181.6
Ipiranga	758.3	914.0	548.1
Oxiteno	139.3	114.8	107.3
Ultracargo	37.4	82.0	106.6
Others(1)	15.6	14.8	17.6

Total – additions to property, plant, equipment and intangible assets	1,101.5	1,282.7	961.2
Financing and bonuses to our resellers (2)	(12.2)	27.6	42.8
Total organic investments(3), net of disposals	1,089.4	1,310.3	1,004.1

(1)	Includes mainly capital expenditures related to corporate information technology and headquarters’ building maintenance.
(2)	Financing and bonuses to our resellers, net of repayments. Bonuses are lump sum payments made by distributors to resellers. Resellers typically use these payments to improve their facilities or to invest in working capital. Financing for clients is included under working capital in the cash flow statement and bonuses are included under intangible assets.
(3)	Organic investments consist of acquisitions of property, plant and equipment and intangible assets and financing and repayments to resellers, and do not include investments in acquisitions of subsidiaries and interest in other companies neither capital increases in joint ventures and associates.

In 2013, Ultrapar invested R$1,089 million, excluding acquisitions, with a strategy of growing scale and productivity. Ultragaz invested R$151 million in 2013, mainly focused on capturing new clients in the bulk segment, replacement of bottles and maintenance of its bottling facilities. Ipiranga invested R$746 million in 2013, of which (i) R$348 million in the expansion of its distribution network (through the conversion of unbranded service stations, the opening of new gas stations and new customers) and Jet Oil and am/pm franchises, focused on the Midwest, Northeast and North regions of Brazil, (ii) R$86 million in expanding its logistics infrastructure to support the growing demand, through the construction and expansion of 10 logistics facilities, and (iii) R$312 million in the maintenance of its operations, mainly in the renewal of contracts of its distribution network and the renovation of service stations. Ipiranga invested R$758 million in property, plant, equipment and intangible assets, partially offset by R$12 million related to repayments of financing to clients, net of loans granted. Oxiteno invested R$139 million in 2013 mainly in ongoing expansion and retrofit projects at our plants located in Pasadena, United States, and in Coatzacoalcos, Mexico, and in the maintenance of their equipment. Ultracargo invested R$37 million in 2013, mainly directed towards modernization and maintenance of terminals.

Ultrapar’s investment plan for 2014, excluding acquisitions, amounts to R$1,484 million, indicates our belief of continuing opportunities to grow through increased scale and productivity gains, as well as modernization of existing operations. Ultrapar expects to invest R$184 million at Ultragaz, R$886 million at Ipiranga, R$244 million at Oxiteno, R$60 million at Ultracargo and R$67 million at Extrafarma. At Ultragaz, investments will be focused mainly (i) on the construction of a filling plant in São Luis, in the state of Maranhão, (ii) on UltraSystem (small bulk), due to the perspective of capturing new clients and (iii) on the replacement and purchase of new LPG bottles. At Ipiranga, we plan to invest (i) R$366 million to maintain the pace of expansion of its distribution network (through the conversion of unbranded service stations and the opening of new gas stations) and of am/pm and Jet Oil franchises, focused on the Midwest, Northeast and North regions of Brazil, (ii) R$121 million in the expansion of its logistics infrastructure to support the growing demand, mainly through the construction of new logistics facilities, and (iii) R$400 million in the maintenance of its activities, mainly in the renewal of contracts of its distribution network and the renovation of service stations, and in the modernization of its operations. Out of Ipiranga’s total investment budget, R$885 million refer to additions to property, plant, equipment and intangible assets, and R$2 million refer to financing to clients, net of repayments. Oxiteno plans to invest R$161 million in expansion projects, mainly in the potential expansion of its production capacity in Pasadena, in the United States, and in the conclusion of the capacity expansion in Coatzacoalcos, in Mexico. The expansion in Mexico is expected to be operational by 2014 and will add 30,000 tons per year of production capacity. Additionally, Oxiteno intends to invest R$83 million in enhancing the productivity and in the maintenance of its plants and IT systems. Ultracargo is expected to invest mainly in the modernization, adjustment and maintenance of the infrastructure of its terminals and in the potential expansion of the Itaqui terminal, which shall start operating in 2015. At Extrafarma, investments will be directed to the opening of new drugstores, to the expansion of its logistics operations and to the maintenance of its existing stores.

C. Research and Development, Patents and Licenses, etc.

Research and Development

Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. As of December 31, 2013, 124 employees of Oxiteno were engaged in research and development and engineering activities. Oxiteno’s research and development expenditures in 2013, 2012 and 2011 were R$28 million, R$24 million and R$22 million, respectively. In 2004, Oxiteno founded its own “Science and Technology Council” with six of the world’s major specialists in surfactants as members. These specialists, with experience in the surfactant industry or in the academic environment in the US, Europe and Latin America, follow the trends and opportunities in the sector. Since 2004, the council, currently composed of five specialists, has met once a year in São Paulo to analyze Oxiteno’s research and development project portfolio, as well as the management methodology applied. Their recommendations enable Oxiteno to improve its research and development activities’ efficiency, as well as to broaden the reach of its partnerships with international entities. In addition, Oxiteno has created specific scientific councils with specialists from its main segments.

Oxiteno’s investments in research and development have resulted in the introduction of 56 new products during the last three years. Oxiteno will continue to invest in research and development focused on developing new product applications to meet clients’ needs.

Trademarks and Patents

Ipiranga owns registrations for the trademarks used in its distribution business, such as Ipiranga, Quilômetros de Vantagens Ipiranga (“Km de Vantagens”), Jet Oil, Clube VIP Ipiranga, Clube do Milhão Ipiranga, Posto 24 horas, Atlantic, Ipiranga 4x4, Gasolina Original Ipiranga (Original Ipiranga Gasoline), among several others. The 10-year period of validity of the registrations for these trademarks will expire between 2014 and 2022. IPP also owns a supplying fuel pump and other patents. Ipiranga acquired the am/pm brand in Brazil in November 2012 through an agreement signed with Atlantic Richfield Company.

Licenses

As part of the acquisition of the Ipiranga Group, Ipiranga licensed the use of the Ipiranga brand in the Northeast, North and Midwest regions of Brazil to Petrobras until March 2012. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Ipiranga Group.” Under the terms of the acquisition of Texaco, Ipiranga had the right to use the Texaco brand until March 2012 in the South and Southeast regions of Brazil and had such right until March 2014 in the North, Northeast and Midwest regions of Brazil. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Texaco.” As of the date of this annual report, we no longer use the Texaco brand at our service stations.

D. Trend Information

LPG business

Between 2003 and the end of 2007, LPG prices charged to LPG distributors in Brazil remained stable, despite increases in oil and LPG prices in the international markets, which were partially offset by the appreciation of the Real compared to the U.S. dollar, reducing the difference between LPG prices in Brazil and in the international markets. However, in 2008 Petrobras increased LPG refinery price for commercial and industrial usage by 15% in January, an additional 10% in April and 6% in July. In February 2009, Petrobras reduced the LPG refinery price for commercial and industrial usage by 5%. In January 2010, Petrobras increased the LPG refinery price for commercial and industrial usage by 6%. The LPG refinery price for residential use remained unchanged since 2003. In the last few years, Petrobras’ practice has been not to immediately reflect in its oil derivatives prices in Brazil the volatility of international prices of oil and oil derivatives. We cannot guarantee that this trend will continue. Any sharp increase in LPG prices charged to LPG distributors could have an impact on Ultragaz’s results if it is unable to maintain its operational margins or sales volume.

LPG bulk sales are correlated to economic growth, thus an acceleration or deceleration in Brazilian GDP growth can affect our sales volume. As of December 31, 2013, this segment represented 33% of the volume sold by Ultragaz. Bottled LPG is an essential good and, therefore, it has a weaker correlation with economic performance.

Chemical and petrochemical business

The specialty chemicals volume in the Brazilian market is correlated to economic growth and therefore an acceleration or deceleration in the Brazilian GDP growth can affect our sales volume, as Oxiteno’s specialty chemicals sales in Brazil represented 59% of its total sales in 2013. From 2008 to 2011, Oxiteno completed certain capacity expansions, including the conclusion in 2011 of the 90 thousand tons per year expansion of the ethylene oxide unit in Camaçari, allowing an increase in sales volumes, and resulted in an increase in exports sales and hence in the portion of its volume sold outside Brazil. As the Brazilian market grows, Oxiteno aims at (i) increasing the volume sold in the domestic market as the logistics costs are usually lower than logistics cost of sales outside Brazil, and (ii) increasing the volume of specialties sold, which are products of higher value added than commodities. In 2013, sales of specialty chemicals represented 89% of the total volume sold by Oxiteno, compared to 84% in 2012. In 2012, Oxiteno expanded its activities to the United States, through the acquisition of a specialty chemicals plant in Pasadena, Texas, with production capacity of 32 thousand tons per year, and to Uruguay, through the acquisition of American Chemical, a specialty chemicals company, with production capacity of 81 thousand tons per year. In 2013, Oxiteno invested in the expansion of its production capacity in Coatzacoalcos, in Mexico. In 2014, Oxiteno plans to invest in the expansion of its production capacity, mainly in the conclusion of the expansion in Coatzacoalcos, in Mexico, and in the potential expansion in Pasadena, in the United States. The expansion in Mexico is planned to be operational by 2014 and will add 30,000 tons per year of production capacity.

Almost all of Oxiteno’s products prices and variable costs are linked to U.S. dollar. Therefore, a sharp appreciation or depreciation of the Real could have an impact on Oxiteno’s contribution margin in the future. In 2012, the unstable international environment contributed to the 9% depreciation of the Real against the U.S. dollar. In 2013, the Real depreciated 15% against the U.S. dollar. Considering the average exchange rate during the year, the Real depreciated 10% against the U.S. dollar. From December 31, 2013 to April 17, 2014 the Real depreciated 4% against the U.S. dollar. We cannot predict what will be the trend for the exchange rate in the future.

Oxiteno’s main raw material is ethylene, which is produced from naphtha in Brazil. Generally, naphtha prices in Brazil fluctuate with oil prices. In 2012, the oil price ended the year quoted at US$ 110 per barrel, up 2% over 2011. In 2013, the oil price ended the year quoted at US$111 per barrel, up 1% over 2011. From December 31, 2013 to April 17, 2014, oil prices decreased by 1%. We cannot predict whether oil and ethylene prices will keep this trend. Additionally, the price of palm kernel oil, one of Oxiteno’s main raw materials, is subject to fluctuations in international markets, once it is subject to the effects of environmental and climatic variations that affect the palm plantations, fluctuations of harvest periods, economic environment in major producing countries and fluctuations in the demand for its use in the food industry. As a consequence, palm kernel oil prices are quite volatile. The palm kernel oil price ended 2011 quoted at US$1,402 per ton, down 27% from 2010. In 2012, the palm kernel oil price ended the year quoted at US$741 per ton, down 47% from 2011. In 2013, the palm kernel oil price ended the year quoted at US$1,187 per ton, up 60% over 2012. From January 1, 2014 to March 31, 2014, palm kernel oil prices increased by 16%. We cannot predict whether palm kernel oil prices will keep this trend. A sharp variation in ethylene and palm kernel oil prices could have an impact on Oxiteno’s results of operations if it is unable to maintain its operational margins.

The increase in demand for chemical and petrochemical products in Brazil during the last years and the ongoing integration of regional and world markets have contributed to the increasing integration of the Brazilian petrochemical industry into the international petrochemical marketplace. As a consequence, events affecting the petrochemical industry worldwide could have a material effect on our business and results of operations. The chemical industry performance worldwide was strongly affected by the world financial crisis in 2009, which caused the demand for chemical products to decrease in several countries. Due to the growth of the Brazilian chemicals market, Oxiteno has been facing tougher competition from certain foreign producers since 2009, including ethylene oxide and derivatives producers with access to natural-gas-based raw materials.

Fuel distribution business

In the recent past, the combined sales of gasoline, ethanol and natural gas in Brazil have been correlated to the growth of light vehicle fleet in the country. According to ANFAVEA, the number of new vehicles registered in Brazil in 2011, 2012 and 2013 was 3.4 million, 3.6 million and 3.6 million, respectively, leading to an average growth of 7.5% per year of the Brazilian light vehicle fleet. The light vehicle fleet in Brazil is estimated at 37 million cars as of December 31, 2013. Additionally, we believe the current ratio of inhabitants per vehicle in Brazil is still low when compared to the rate seen in countries with similar level of development. According to 2011 data released by ANFAVEA (the last available data), the penetration of light vehicles in Brazil is about 18% of total inhabitants, while in Argentina it is 27% and in Mexico it is 28%.

Diesel sales, which in 2013 accounted for 54% of the volume sold by Ipiranga, have historically been correlated with Brazilian economic performance, particularly the agricultural and consumer goods segments. In 2013, the Brazilian diesel market, according to ANP data, presented growth of 5% when compared to 2012. The increase in fuels consumption could have a positive effect on the future volume sold by the company and on its results, but we cannot guarantee that this trend will continue.

The efforts taken to curb the grey market in ethanol are leading to the weakening of business models based on artificially low costs and unfair practices, creating a more level playing field and increasing sales volume of the formal market. In 2013, the share of ethanol volume sold by Sindicom members relative to the total market was 66%, a significant increase compared to 59% in 2012 and 58% in 2011, as a result of the measures taken by the Brazilian government to curb tax evasion and investments made by the branded distributors in converting unbranded service stations. See “Item 4.B. Information on the Company — Business Overview — Fuel Distribution — Industry and Regulatory Overview — Regulation.”

In the last few years, Petrobras’ practice has been not to immediately reflect the volatility of international prices of oil and its derivatives in the Brazilian market. We cannot guarantee that this trend will continue. In October 2011, the Brazilian government reduced the percentage of anhydrous ethanol mixed to gasoline from 25% to 20%, due to a shortage of ethanol production. To avoid the price increase of the gasoline to the end consumer, the government decided to reduce the CIDE tax from R$230/m³ to R$193/m³ at the same time. In November 2011, the government reduced again the CIDE tax of the gasoline A to R$91/m³ and the diesel from R$70/m³ to R$47/m³. This reduction of the CIDE tax allowed Petrobras to increase gasoline and diesel prices by 10% and 2%, respectively, without affecting prices to the distributor. In June 2012, Petrobras increased gasoline and diesel prices by 3.9% and 7.8%, respectively, and the CIDE tax of both products was simultaneously reduced to zero, offsetting the effect of the increase in prices. In July 2012, Petrobras increased diesel price by 6.2%. Due to the Real depreciation and the prices of oil derivatives in the foreign market, (i) in January 2013, Petrobras increased gasoline and diesel prices by 6.6% and 5.4%, respectively; (ii) in March 2013, Petrobras announced a new adjustment in diesel price, of 4.9%; and (iii) in November 2013, Petrobras increased once more gasoline and diesel prices by 4.0% and 8.0%, respectively.

E. Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations, as of December 31, 2013:

	Payment due by period
Contractual obligations	Total	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
	(in millions of Reais)
Financing	6,963.1	1,824.6	3,324.0	866.2	948.2
Estimated interest payments on financing(1) (2)	1,723.9	232.3	615.8	110.8	764.9
Currency and interest rate hedging instruments (3)	38.9	19.3	19.6	—	—
Estimated planned funding of pension plan — Ultraprev(4)	517.2	17.9	38.6	42.6	418.0
Purchase obligations — raw materials(5)	2,884.0	346.2	692.4	692.4	1,153.0
Purchase obligations — utilities(6)	53.9	19.8	25.5	8.6	—
Minimum tariff obligations — Ultracargo(7)	62.1	6.7	13.1	12.2	30.0
Operating leases(8)	45.2	22.0	21.4	1.8	—

Total contractual obligations	12,288.1	2,488.8	4,750.4	1,734.7	3,314.2

(1)	The estimated interest payment amount was calculated based on macro-economic assumptions including, on average for the period, principally (i) a 12.00% CDI interest rate, (ii) Reais to U.S. dollar exchange rate of R$2.50 in 2014, R$2.72 in 2015, R$3.00 in 2016, R$3.29 in 2017 and R$3.57 in 2018, (iii) a 5.0% TJLP rate and (iv) Brazilian inflation (IGP-M – General Market Price Index) at a rate of 6.4% in 2014 and 5.4% from 2015 to 2018. See “Item 5.B. Operating and Financial Review and Prospect — Liquidity and Capital Resources — Indebtedness” and Note 14 to our consolidated financial statements for more information about the maturity of our debt and applicable interest rates. See Notes 14 and 22 to our consolidated financial statements for more information on the maturity and the fair value of our swap agreements.
(2)	Includes estimated interest payments on our short-term and long-term debt. Does not include any information about our derivative instruments, for which the fair value is disclosed in Item 11. Quantitative and Qualitative Disclosures About Market Risk. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for more information about our derivative instruments.
(3)	The currency and interest rate hedging instruments were estimated based on projected U.S. dollar futures contracts and the futures curve of DI x Pre contract quoted on BM&FBOVESPA as of December 30, 2013, and on the futures curve of LIBOR (BBA—British Bankers Association) on December 31, 2013. In the table above, only the hedging instruments that are expected to result in a disbursement at the time of settlement were considered.
(4)	The estimated payment amount was calculated based on (i) a 5.0% inflation assumption, (ii) the average age of the participants as of December 31, 2013 (38 years) and (iii) the company’s contribution in December 2013.
(5)	Our subsidiary Oxiteno Nordeste has a supply agreement with Braskem which establishes a minimum quarterly consumption level of ethylene and conditions for the supply of ethylene until 2021. Pursuant to the terms of this agreement, Oxiteno’s annual purchase commitment may not be lower than 205 thousand tons or higher than 220 thousand tons. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased. Oxiteno Nordeste has met the minimum purchase required since the beginning of the agreement. Our subsidiary Oxiteno has a supply agreement with Braskem, valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 30% of the current ethylene price for the quantity not purchased. The subsidiary has met the minimum purchase required since the beginning of the agreement.
(6)	The purchase obligation relates to long-term contracts under which Oxiteno is required to purchase a minimum amount of energy annually.
(7)	Tequimar has agreements with CODEBA — Companhia Docas do Estado da Bahia and Complexo Industrial Portuário Governador Eraldo Gueiros—in connection with its ports facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products (i) in Aratu, of 1,000 thousand tons per year until 2016, and of 900 thousand tons per year from 2017 to 2022, as well as (ii) in Suape, of 650 thousand tons per year, until 2027, and of 400 thousand tons per year in Suape in 2028 and 2029. If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement based on the port tariff rates on the date established for payment. As of December 31, 2013, these rates per ton were R$5.79 for Aratu and R$1.38 for Suape.
(8)	The subsidiaries IPP and Cia Ultragaz have operating lease contracts related to land and building of service stations and stores, respectively.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table lists the current members of our Board of Directors and senior management:

Name	Position	Years with the company	Age
Board of Directors
Paulo Guilherme Aguiar Cunha	Chairman	47	74
Lucio de Castro Andrade Filho	Vice Chairman	37	69
Ana Maria Levy Villela Igel	Director	16	71
Ivan de Souza Monteiro	Director	1	53
Nildemar Secches	Director	12	65
Olavo Egydio Monteiro de Carvalho	Director	11	72
Paulo Vieira Belotti	Director	16	81
Pedro Wongtschowski	Director	36	68
Renato Ochman	Director	13	54

Executive Officers
Thilo Mannhardt	Chief Executive Officer	3	59
André Covre	Chief Financial and Investor Relations Officer, Ultrapar	10	43
João Benjamin Parolin	Officer, Oxiteno	28	55
Leocadio de Almeida Antunes Filho	Officer, Ipiranga	6	63
Paulo Correa Lazera(1)	Officer, Extrafarma	—	57
Pedro Jorge Filho	Officer, Ultragaz	36	60
Ricardo Isaac Catran	Officer, Ultracargo	34	59

(1)	Although the election of Mr. Paulo Correa Lazera to our board of executive officers was approved by our board of directors on December 11, 2013, such election was subject to the approval of the Extrafarma Transaction by the shareholders of both Extrafarma and us. Upon such approval, on January 31, 2014, Mr. Paulo Correa Lazera officially assumed office as an executive officer. The term of office of Mr. Paulo Correa Lazera coincides with the terms of office of our other executive officers.

Summarized below is information regarding the business experience, areas of experience and principal outside business interest of the current members of our Board of Directors and our senior management.

Board of Directors

Paulo Guilherme Aguiar Cunha. Mr. Cunha has been the chairman of our Board of Directors since 1998 and was our Chief Executive Officer until January 2007. Mr. Cunha has been a member of the Board of Directors of Monteiro Aranha since 1997. Mr. Cunha joined Ultrapar in 1967 and was appointed vice president in 1973 and Chief Executive Officer in 1981. Mr. Cunha has also been a member of the CMN — National Monetary Council, a member of the board of BNDESPAR, a subsidiary of BNDES, president of the Brazilian Association of Technical Standards — ABNT, a member of the consulting board of ABIQUIM and president of IBP, the Brazilian Petroleum Institute (Instituto Brasileiro de Petróleo). Mr. Cunha is a board member of the Superior Council of Economy and of the Consultative Council for Industry of FIESP, the state of São Paulo Industry Association and ex-president of IEDI — Research Institution for the Industrial Development, where he currently is a member of the Board of Directors. Mr. Cunha is also a member of the board of Insper — IBMEC Business School, of the board of IPT — Technological Research Institution and of Development Council of PUC — RJ, an educational institution. Since 2008, Mr. Cunha has also been a board member of the Superior Strategic Council of FIESP. Mr. Cunha received a degree in industrial mechanical engineering from PUC — Catholic University in Rio de Janeiro in 1962. Mr. Cunha also was a Professor of Engineering at the Catholic University and at the Federal University of Rio de Janeiro from 1963 to 1966.

Lucio de Castro Andrade Filho. Mr. Andrade Filho has been the vice chairman of our Board of Directors since 1998. He joined Ultrapar in 1977 and since then Mr. Andrade Filho has held a number of positions with Ultrapar’s subsidiaries in the LPG, logistics, engineering and chemicals segments, as well as serving as Ultrapar’s vice president from 1982 to 2006. Mr. Andrade Filho was also the Chief Executive Officer of GLP — Qualidade Compartilhada, an LPG industry association and a member of the Board of Directors of the Brazilian Petroleum Institute. He has also been a member of Associação Arte Despertar, from 2005 to 2009. Mr. Andrade Filho received degrees in civil engineering and in administration from Mackenzie University in São Paulo in 1968 and 1972, respectively.

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

Ivan de Souza Monteiro. Mr. Monteiro joined Ultrapar in April 2013 as a member of the Board of Directors. He is the CFO of Banco do Brasil S.A., a member of the Board of Directors of Previ (the pension fund of Banco do Brasil’s employees), an alternate member of the Board of Directors of MAPFRE BB SH2 Participações S.A., and was a member of the Board of Directors of CPFL Energia S.A from April 2011 to March 2013. He holds an electric engineering degree from INATEL-MG and a master’s degree in business administration from IAG Management and in finance from IBMEC-RJ.

Nildemar Secches. Mr. Secches joined us in April 2002 as a member of our Board of Directors. Mr. Secches is a member of the Board of Directors of Itaú Unibanco Holding S.A., of WEG S.A. and of Suzano Papel and Celulose. From 2007 to 2013, he was the chairman of the Board of Directors of Brasil Foods S.A. and from 1995 to 2008 he was the CEO of Empresas Perdigão S.A. From 1972 to 1990, Mr. Secches worked for National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social — BNDES), serving as an executive officer from 1987 to 1990. From 1990 to 1994, Mr. Secches served as Chief Executive Officer of Grupo Iochpe-Maxion, where he is currently a member of the Board of Directors. Mr. Secches also previously held positions of Chief Executive Officer of ABEF — Brazilian Association of Chicken Producers and Exporters and vice-president of ABIPECS — Brazilian Association of Pork Producers and Exporters Industries. Mr. Secches received a degree in mechanical engineering from the University of São Paulo, a master’s degree in finance from Catholic University in Rio de Janeiro and a doctoral course in economics from the University of Campinas (in the state of São Paulo).

Olavo Egydio Monteiro de Carvalho. Mr. Monteiro de Carvalho joined our company in December 2002 as a member of the Board of Directors. He is chairman of the Board of Directors of Monteiro Aranha S.A. and a member on the Board of Directors of Klabin S.A. He is also a member of the Board of the Municipal Development Advisory (Conselho Municipal do Desenvolvimento — COMUDES), partner of Geociclo Biotecnologia S.A., member of the of the Management Board of Agência Rio-Negócios, an investment and promotion agency created to promote the economic and commercial development of Rio de Janeiro and was president of Associação Comercial do Rio de Janeiro until 2009. He holds a mechanical engineering degree from Technische Hochschule in Munich.

Paulo Vieira Belotti. Mr. Belotti joined us in October 1998 as a member of our Board of Directors. Mr. Belotti was the CFO of Petrobras from 1977 to 1990 and has served as CEO of several companies including Petrobras Distribuidora S.A., Petrobras Mineração S.A., Petrobras Química S.A., Petrobras Comércio Internacional S.A., Petrobras Fertilizantes S.A. and Norcell S.A. In addition, he has served as a member of the Board of Directors of Nordon Indústria Metalúrgica S.A. and of Oxiteno. Mr. Belotti received a degree in civil engineering from the National School of Engineering at the University of Brazil, a bachelor’s degree in Mathematics from the University of Guanabara and a degree in nuclear engineering from Oak Ridge School of Technology in Tennessee.

Pedro Wongtschowski. Mr. Wongtschowski has served as an officer of Ultrapar since 1985, becoming President and CEO from January 2007 to December 2012 and currently serves on the Board of Directors. He is Chairman of the Board of the National Research Center in Energy and Materials (“Centro Nacional de Pesquisa em Energia e Materiais”), Chairman of the Board of the National Association for Research, Development and Engineering of Innovative Companies (“Associação Nacional de Pesquisa e Desenvolvimento das Empresas Inovadoras”) and Chairman of the Board of EMPRAPII (“Associação Brasileira de Pesquisa e Inovação Industrial”). Mr. Wongtschowski serves on the Board of Directors of other public and private companies and non-profit-organizations. He is author or co-author of books related to the chemical industry. Mr. Wongtschowski is a Chemical Engineer, with MSc and PhD from Escola Politécnica — Universidade de São Paulo.

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

Executive Officers

Thilo Mannhardt. Mr. Mannhardt has been the company’s CEO since January 2013. Mr. Mannhardt joined our company in April 2011 as a member of our Board of Directors until December 2012. He was a senior partner and director of McKinsey & Co., a global management consulting firm, where he served from 1985 to 2012. Mr. Mannhardt has a master’s degree in aeronautical and aerospace engineering from Technische Universität Berlin and holds additionally a degree in business administration. Furthermore, Mr. Mannhardt holds a PhD in systems engineering and aeronautics from Technische Universität Berlin.

André Covre. Mr. Covre joined Ultrapar in 2003 as Corporate Planning and Investor Relations Director. Mr. Covre has been the company’s Chief Financial and Investor Relations Officer since March 2007. Mr. Covre has 20 years of experience in strategic and corporate development, growth and turnaround ventures, corporate finance, mergers & acquisitions and capital markets. Mr. Covre is the coordinator of the Capital Markets Committee of IBGC (Brazilian Institute of Corporate Governance). From 2008 to 2010, Mr. Covre was the chairman and since 2010 has been vice-chairman of the Latin American Corporate Governance Roundtable’s Companies Circle, a group supported by the Organization for Economic Co-operation and Development – OECD, International Finance Corporation—IFC and Global Corporate Governance Forum—GCGF, aiming at developing corporate governance in Latin America. Mr. Covre began his career with Unisys Corp. in the United States, was formerly the treasurer of Pepsi Cola Engarrafadora in Brazil and a director of ABN AMRO Capital in Amsterdam, a private equity and venture capital fund. Mr. Covre holds an MBA from INSEAD, in France, and a bachelor degree in government studies from Fundação Getulio Vargas in São Paulo.

João Benjamin Parolin. Mr. Parolin joined the company in 1986, working in Oxiteno’s commercial department prior to assuming the position of Oxiteno’s Chief Operating Officer in 2007. Mr. Parolin formerly served as marketing manager from 1989 to 1992 and sales manager from 1992 to 2000. From 2000 to 2006, he held the sales director position at Oxiteno. Prior to joining Oxiteno, Mr. Parolin worked in the commercial area at Dow Química S.A. Mr. Parolin received a bachelor degree in chemical engineering from Escola Politécnica da Universidade de São Paulo in 1980, a post-graduate degree in Marketing Administration at Fundação Getulio Vargas and a master’s degree in business administration from Fundação Instituto de Administração — Universidade de São Paulo in 2003. As a complement to his academic background he attended the STC — Skills, Tools and Competences from Fundação Dom Cabral/J.L Kellogg Graduate School of Management (Northwestern University) in 2000 and the Advanced Management Program at Wharton University in 2005.

Leocadio de Almeida Antunes Filho. Mr. Antunes has been an officer of Ultrapar since May 2008. He has held a number of positions at Ipiranga since 1987 when he joined as commercial officer at Fertisul S.A. and officer at Ipiranga Serrana Fertilizantes S.A. From 1993 to 2008, he served as an executive officer at CBPI and DPPI. Currently Mr. Antunes is Ipiranga’s Chief Operating Officer and is also a member of the Board of Sindicom. Mr. Antunes is also a member of the Board of Directors of the Brazilian Petroleum Institute—IBP and of the Association for Convenience and Fuel Retailing—NACS. He earned a degree in Economics from Universidade Federal do Rio Grande do Sul and post graduate and a master’s degree in Agricultural Economics at University of Reading (UK) and University of London, respectively. Furthermore, he has completed the Advanced Executive Program, from J.L. Kellogg Graduate School of Management at Northwestern University.

Paulo Correa Lazera. Mr. Lazera has been an officer of Ultrapar since February 2014. Prior to that, he has held a number of positions at Extrafarma since 1977, and became its CEO in 1984. Currently, Mr. Lazera is Extrafarma’s Chief Operating Officer. He earned a degree in Business Administration from Universidade Federal do Pará.

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

For the year ended December 31, 2013, the company recognized aggregate compensation of our directors and executive officers of R$34.3 million in its financial statements, distributed as follows:

	Board of Directors	Executive Officers	Total
	(in thousands of Reais, except for the number of members)
Number of members (1)	9.00	6.00
Annual fixed compensation	4,055.6	12,147.3	16,202.8
Salary	3,019.7	7,295.5	10,315.2
Direct and indirect benefits	1,035.9	4,851.8	5,887.6
Variable compensation	—	11,838.2	11,838.2
Short-term variable compensation	—	11,838.2	11,838.2
Post-employment benefit	—	2,599.6	2,599.6
Stock-based compensation	—	3,641.8	3,641.8

Total compensation	4,055.6	30,226.8	34,282.4

The table below shows the higher, lower and average individual compensation for our directors and executive officers in 2013:

Body	Number of members (1)	Highest individual compensation	Lowest individual compensation	Average individual compensation
	(in thousands of Reais, except for the number of members)
Board of Directors	9.00	1,279.3	289.2	422.4
Executive Officers	6.00	6,588.9	3,390.3	5,037.8

(1)	Weighted average number of members over the period

The main components of our management compensation plan are:

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

•

Long-term variable compensation: the purpose of this portion is to align long-term interests of executives and shareholders and to retain executives. The previous program had been effective from 2006 to 2011, with payment in 2012 after verified the achievement of the established goals. In February 2014, a similar program was established for the CEO of Ultrapar.

In addition, a portion of the aggregated compensation is represented by the amortization of the shares granted to the executive officers under the Deferred Stock Plan (defined below). See “Item 6.D. Directors, Senior Management and Employees — Employees.”

On April 27, 2001, the general shareholders’ meeting approved a stock-based compensation plan to members of management and employees in executive positions in the company. On November 26, 2003, the extraordinary general shareholders’ Meeting approved certain amendments to the original plan of 2001 (the “Deferred Stock Plan”). In the Deferred Stock Plan, certain members of management of the company have the voting and economic rights of shares and the ownership of these shares is retained by the subsidiaries of the company. The Deferred Stock Plan provides for the transfer of the ownership of the shares to those eligible members of management after five to ten years from the initial concession of the rights, subject to uninterrupted employment of the participant during the period. The total number of shares to be used for the Deferred Stock Plan is subject to the availability of such shares in treasury. Ultrapar’s executive officers are responsible for selecting the members of management eligible for the plan and proposing the number of shares in each case for approval by the Board of Directors. On December 31, 2013, the amount granted to the company’s executives, including tax charges, totaled R$63.6 million. This amount is amortized over the vesting period of the Deferred Stock Plan. The amortization in 2013 in the amount of R$9.7 million was recognized as a general and administrative expense. The fair value of the shares granted was determined on the grant date, based on the market value of the shares on the BM&FBOVESPA.

The chart below sets forth a historical summary of the shares provided to the members of our board of executive officers as of December 31, 2013:

Body	Statutory Officers
Number of officers[1]	six	—	—	—	—	—	—	—	—
Granting date[2]	18-dec-03	4-oct-04	14-dec-05	9-nov-06	12-dec-07	8-oct-08	16-dec-09	10-nov-10	7-nov-12
Number of shares granted[3]	239,200	94,300	20,000	133,600	100,000	496,000	40,000	140,000	70,000
Period for the share effective ownership to be transferred	nov-2013	sep-2014	nov-2015	oct-2016	1/3 in nov-2012 1/3 in nov-2013 1/3 in nov-2014	1/3 in sep-2013 1/3 in sep-2014 1/3 in sep-2015	1/3 in nov-2014 1/3 in nov-2015 1/3 in nov-2016	1/3 in oct-2015 1/3 in oct-2016 1/3 in oct-2017	1/3 in oct-2017 1/3 in oct-2018 1/3 in oct-2019
Price assigned to the shares granted (R$)[3]	7.58	10.20	8.21	11.62	16.17	9.99	20.75	26.78	42.90

¹	Weighted average of the number of statutory officers over the period
²	Includes shares granted from 2004 to 2008 to certain officers who were not statutory officers at the granting date
³	The number and the price of shares granted were adjusted to reflect the stock split of the shares issued by the company at a ratio of 1 existing share to 4 shares approved by extraordinary general meeting on February 10, 2011.

For more information on our Deferred Stock Plan, please see Note 8(c) to our financial statements.

C. Board Practices

We are managed by our Board of Directors (Conselho de Administração) and by our executive officers (Diretoria). As of December 31, 2013, our Board of Directors elected at the annual general shareholders’ meeting on April 10, 2013, consisted of nine members, five of whom are independent, according to the Brazilian rules, non-executive members (including one appointed by former minority preferred shareholders). Two members of the board were executive officers until December 2006 and one member was an executive officer until December 2012. Our Board of Directors must meet regularly every three months and extraordinarily whenever called by its chairman or by any two directors. During 2013, eleven board meetings were held. Each meeting of the Board of Directors requires that a majority of the directors be present, including the chairman or the vice-chairman, before the meeting may commence. The vote of a majority of the members present is required for approval of a resolution by the Board of Directors. In case of a tie, the chairman, or in the chairman’s absence, the vice chairman, will provide the casting vote. The chairman of our Board of Directors has the power to call a special meeting of the Board of Directors as circumstances may require; provided, however, that two-thirds of board members are present in order to convene such special meeting. Among other responsibilities, the Board of Directors is responsible for (i) our general guidelines, (ii) electing and removing our executive officers, supervising their management and fixing their compensation, (iii) deliberating on the issuance of new shares, within the limits of our authorized capital, (iv) authorizing the distributions of dividends and interest on shareholders’ equity, (v) approving transactions with value exceeding three percent of our shareholders’ equity, (vi) approving our dissolution or merger and (vii) the appointment of independent registered public accounting firm, among other responsibilities. Pursuant to Brazilian law, each member of the Board of Directors must be elected by the holders of our shares at the general shareholders’ meeting.

Members of the Board of Directors are elected for a period of two years and may be reelected.

Our bylaws require that at least thirty percent of the members of our Board of Directors be independent directors, in accordance with independence requirements of the Novo Mercado segment regulation. In addition, our bylaws set forth that the election of the members of the Board of Directors must be made through the nomination of a slate of candidates, unless cumulative voting is requested. Only the following slates of candidates will be eligible (i) those nominated by the Board of Directors; or (ii) those nominated by any shareholder or group of shareholders. See “Item 4.A. Information on the Company — History and Development of the Company – New corporate governance structure” and “Exhibit 1.1. — Bylaws of Ultrapar, dated as of January 31, 2014.”

When electing members to the Board of Directors, shareholders will be entitled to request, as required by law and our bylaws, the adoption of a cumulative voting process, provided that they do so within, at least, forty-eight hours in advance of the shareholders’ meeting. The minimum percentage of capital necessary for requesting the cumulative voting process is 5% of the shares. In the event the election has been conducted by cumulative voting, the removal of any member of the Board of Directors by the shareholders’ meeting shall entail the removal of the other members, giving rise to a new election. See “Exhibit 1.1. — Bylaws of Ultrapar, dated as of January 31, 2014.” Shareholders must prove uninterrupted title to our shares for a period of at least three months immediately prior to the date of the general shareholders’ meeting in order to exercise their rights related to the election of directors.

Executive Officers

As of December 31, 2013, our Board of Executive Officers was comprised of a minimum of four and a maximum of eight members, including our Chief Executive Officer.

As of December 31, 2013, each of our executive officers had been appointed by the Board of Directors for a two-year term and will remain in office until the Board of Directors’ meeting that will appoint the executive officers in 2015. Current executive officers can be reelected for additional two-year terms. For the dates on which our executive officers began holding their respective position, see “Item 6.A. Directors, Senior Management and Employees — Directors and Senior Management.”

Although the election of Mr. Paulo Correa Lazera to our board of executive officers was approved by our board of directors on December 11, 2013, such election was subject to the approval of the Extrafarma Transaction by the shareholders of both Extrafarma and us. Upon such approval, on January 31, 2014, Mr. Paulo Correa Lazera officially assumed office as an executive officer. The term of office of Mr. Paulo Correa Lazera coincides with the terms of office of our other executive officers.

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

From 2005 to 2010, our bylaws provided for a fiscal council with permanent operations. As set forth in our bylaws adopted on June 28, 2011, our fiscal council acts on a non-permanent basis. In addition, our bylaws provide for an audit committee as an ancillary body of the Board of Directors. In the event the fiscal council is installed in accordance with Brazilian Corporate Law, the fiscal council will operate as the audit committee during that mandate, exercising all the duties and in accordance with the requirements set forth in our bylaws, including with respect to its members. The audit committee will not operate in any fiscal year when a fiscal council is installed. See “Exhibit 1.1. —Bylaws of Ultrapar, dated as of January 31, 2014.” We currently have a fiscal council installed.

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

The fiscal council is a separate corporate body independent of our management and our external independent registered public accounting firm. According to the Brazilian Corporate Law, the fiscal council must meet at least four times per year. Since its establishment, in July 2005, our fiscal council has been meeting on a regular basis, and in 2013, they held fourteen meetings. Our fiscal council is responsible for reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with applicable accounting, internal control and auditing requirements and in compliance with the provisions of Brazilian Corporate Law; the forms of the CVM and requirements for listing on BM&FBOVESPA; the rules of the SEC and the requirements for listing on NYSE. Our fiscal council also (1) makes recommendations to our board of directors regarding the appointment, retention and oversight of our independent registered public accounting firm, (2) discusses matters related to interim and annual financial statements with the management of the company and the independent registered public accounting firm, (3) reviews and evaluates the performance of internal auditing and (4) discusses matters related to effectiveness of the internal controls of the company with management and independent registered public accounting firm. With the support of our fiscal council, the company improved procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. Our fiscal council may hire outside advisors to assist it with matters related to the course of their duties, and such expenses are covered by the company. The members of our fiscal council are elected by our shareholders at the annual general shareholders’ meeting for one-year terms and are eligible for reelection. The terms of the members of our fiscal council expire at the next annual general shareholders’ meeting. Under Brazilian Corporate Law, individuals who are members of our board of directors or our board of executive officers or are employees or spouses or relatives of any member of our management are not eligible to serve on the fiscal council. To be eligible to serve on our fiscal council, a person must be a resident of Brazil and either a university graduate or has been a company officer or fiscal council member of another Brazilian company for at least three years prior to election to our fiscal council. On June 28, 2011, the extraordinary shareholders’ meeting approved the modification of the number of fiscal council members from five to three members. See “Item 4.A. Information on the Company — History and Development of the Company New corporate governance structure” and “Exhibit 1.1. — Bylaws of Ultrapar, dated as of January 31, 2014.”

On April 16, 2014, the general shareholders’ meeting approved compensation for fiscal council members of R$13,700 per month for each effective (non-alternate) member, except for the president of the fiscal council, whose compensation was set at R$14,700 per month.

As of December 31, 2013, our fiscal council consisted of three members and their respective alternate members, set forth on the following table:

Name	First Year of Appointment
Flavio César Maia Luz	2005
Márcio Augustus Ribeiro (alternate)	2007
Mario Probst	2005
Pedro Ozires Predeus (alternate)	2005
José Reinaldo Magalhães	2013
Sérgio Paulo Silva (alternate)	2010

On April 16, 2014, at the general shareholders’ meeting, the fiscal council members Flavio César Maia Luz, Mario Probst and José Reinaldo Magalhães were reelected, as well as Márcio Augustus Ribeiro and Pedro Ozires Predeus as alternates of Mr. Luz and Mr. Probst, respectively. Additionally, Paulo Cesar Pascotini was elected as Mr. Magalhães’ alternate. Summarized below is information regarding the business experience, areas of experience and principal outside business interests of the current members of our fiscal council.

Flavio César Maia Luz. Mr. Luz has been our fiscal council president since 2005. Mr. Luz is a partner-officer at Doing Business Consultoria Empresarial Ltda, a business and corporate finance company. Mr. Luz is a member of the fiscal council at CTEEP S.A. and a member of the Board of Directors of Senior Solutions S.A., since 2012, and of Ser Educacional S.A. Mr. Luz was corporate and finance vice-president of Cofra Latin America Ltda. – C&A Group from 2001 to 2010 and was Chief Executive Officer of Banco Ibi – C&A Group in 2009. From 1999 to 2001, Mr. Luz served as executive director and vice-president of the Board of Directors at Eletropaulo. From 1976 to 1998, Mr. Luz worked at Duratex, where he occupied the executive vice-president position from 1993 to 1998. Mr. Luz received a degree in civil engineering from Escola Politécnica da Universidade de São Paulo and a post-graduate degree in business administration from Escola de Administração de Empresas de São Paulo da Fundação Getulio Vargas. He also holds certificates of continuing education programs in Finance, Marketing and Mergers & Acquisitions, from Harvard Business School, Stanford University and Wharton Business School, respectively.

Mario Probst. Mr. Probst served as partner at KPMG Auditores Independentes from 1991 to 2004, and is currently retired. Mr. Probst is a member of the fiscal council at Odontoprev S.A. and was a member of the fiscal council at Companhia Brasileira de Distribuição and at ViaVarejo S.A., a secretary of the audit committee at Gafisa S.A. and an alternate member of the statutory audit council at Banco Ibi S.A. Mr. Probst is also a member of the Board of Directors of Hospital Alemão Oswaldo Cruz since 2007. Mr. Probst received a degree in business administration from Escola de Administração de Empresas de São Paulo da Fundação Getulio Vargas and accountancy from Faculdade de Ciências Políticas e Econômicas do Rio de Janeiro.

José Reinaldo Magalhães. Mr. Magalhães has been a manager of the private equity fund of BR Investimentos since 2010. Mr. Magalhães was a statutory officer at Previ (private pension fund of employees of Banco do Brasil S.A.). Mr. Magalhães also served as a member of the Board of Directors of Embraer S.A., was an effective member of ABRAPP (Brazilian complementary pension companies) and a member of the Board of Principles for Responsible Investment (PRI). Prior to that, Mr. Magalhães served as a member of the Board of Directors of CPFL Energia S.A., of CELPE (Cia. Energética de Pernambuco) and of Cia. Energética do Rio Grande do Norte. Mr. Magalhães received a degree in economics from Universidade Federal de Minas Gerais and a master’s degree in finance from IBMEC-RJ and from Fundação Getulio Vargas-RJ.

Corporate Governance

We are incorporated under the laws of Brazil and we are subject to Brazilian laws related to corporate governance. Under Brazilian Corporate Law, there are no legal requirements with respect to corporate governance regarding (i) the independence of our Board of Directors, (ii) meetings of non-management directors, (iii) the mandatory establishment and composition of certain board committees or (iv) the adoption and disclosure of corporate governance guidelines or codes of business conduct and ethics. As a non-U.S. issuer, we are exempt from adopting certain NYSE corporate governance requirements. However, we aim to ensure that best practices, recommendations and standards of corporate governance are employed in our functioning and operations. As of December 31, 2013, we had adopted corporate governance practices, such as the requirement that at least 30% of the members of the Board of Directors be independent, the implementation of a code of ethics for Ultra S.A., senior officers and all employees, and the implementation of the compensation and audit committees. According to our bylaws, the fiscal council will act on a non-permanent basis and will be installed when requested by our shareholders as set forth in Brazilian Corporate Law. We currently have a fiscal council installed. The audit committee will not operate in any fiscal year when a fiscal council is installed. See “Fiscal Council and Audit Committee Exemption” and “Description of the Audit Committee”.

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

On June 28, 2011, the extraordinary general shareholders’ meeting and the special preferred shareholders’ meeting approved the conversion of each preferred share into one common voting share, the migration of Ultrapar to Novo Mercado segment of BM&FBOVESPA and amendments to our bylaws. See “Exhibit 2.11 – Rules of Novo Mercado.”

Our bylaws have provisions that exceed the listing requirements of Novo Mercado. For example, according to the rules of Novo Mercado the minimum percentage of independent members of the Board of Directors is set at 20%, while a minimum of 30% is required in our bylaws. Our bylaws also establish (i) a mandatory tender offer to 100% of the company’s shareholders in the event a shareholder, or a group of shareholders acting in concert, acquire or become holders of 20% of the company’s shares, excluding treasury shares, and (ii) creation of audit and compensation committees, as ancillary bodies of the Board of Directors. Our bylaws do not establish any limitation on voting rights, special treatment to current shareholders, public tender offers for a price above that of the acquisition price of shares or any other poison pill provisions, thus assuring the effectiveness of a majority shareholders’ approval on all matters to be deliberated. See “Item 4.A. History and Development of the Company – New corporate governance structure” and “Exhibit 1.1. — Bylaws of Ultrapar, dated as of January 31, 2014.”

Description of the Audit Committee

Our bylaws establish the audit committee as an ancillary body of the Board of Directors. The audit committee shall be comprised of three independent members, of whom at least two shall be external members, all elected by the Board of Directors for a one-year term of office, with reelection being permitted for successive terms. The external members of the audit committee shall not be a member of the Board of Directors of the company or of its controlled companies and shall have knowledge or experience in auditing, controls, accounting, taxation or rules applicable to publicly-held companies, in so far as they refer to the adequate preparation of their financial statements. The audit committee shall (a) propose to the Board of Directors the nomination of the independent registered public accounting firm as well as their replacement; (b) review the management report and the financial statements of the company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors; (c) review the quarterly financial information and the periodic financial statements prepared by the company; (d) assess the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures; (e) provide its opinion, upon request of the Board of Directors, with respect to the proposals of the management bodies, to be submitted to the shareholders’ meetings, relating to changes to the capital stock, issuance of debentures or warrants, capital budgets, dividend distribution, transformation, merger, amalgamation or spin-off; and (f) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant. As set forth by our bylaws, our fiscal council will act on a non-permanent basis and its current members will remain in office until the annual general shareholders’ meeting that will be held on 2015. As determined in our bylaws, in the event the fiscal council is established as set forth in Brazilian Corporate Law, the fiscal council shall operate as the audit committee exercising all the duties provided for in our bylaws. The audit committee will not operate in any fiscal year when a fiscal council is installed. See “Item 4.A. History and Development of the Company – New corporate governance structure” and “Exhibit 1.1. — Bylaws of Ultrapar, dated as of January 31, 2014.”

Description of the Compensation Committee

Our bylaws establish the compensation committee as an ancillary body of the Board of Directors. The compensation committee shall be comprised of three members of the Board of Directors, two of which shall be independent directors. The compensation committee shall (a) pursuant to the proposal received from the Chief Executive Officer, propose to the Board of Directors and periodically revise the parameters and guidelines of a remuneration and benefits framework to directors, executive officers and senior employees of the company and subsidiaries, and members of the committees and other governing bodies assisting the Board of Directors, (b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the company, which shall be submitted to the shareholders’ meeting; (c) ensure that the company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers; and (d) carry out diligence and supervise the steps taken to ensure that the company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans. See “Item 4.A. History and Development of the Company – New corporate governance structure” and “Exhibit 1.1. — Bylaws of Ultrapar, dated as of January 31, 2014.”

As set forth in our bylaws, the compensation committee was installed by the Board of Directors at the meeting held on November 9, 2011. Mr. Lucio de Castro Andrade Filho, Mr. Renato Ochman and Mr. Nildemar Secches, who all also serve as members of our board of directors, were appointed as members of the compensation committee on the Board of Directors meeting held on May 15, 2013. They will remain in their position until the end of their term of office as Directors.

Termination Agreements

Not applicable.

D. Employees

As of December 31, 2013, we had 9,235 employees, excluding the employees of Extrafarma. The following table sets forth our number of employees per line of business at the dates indicated:

	As of December 31,
	Number of employees
	2013	2012	2011
Ultragaz	3,704	3,933	4,129
Ipiranga	2,682	2,562	2,434
Oxiteno	1,829	1,795	1,595
Ultracargo	604	593	555
Others(1)	416	399	342
Ultrapar	9,235	9,282	9,055

(1)	Includes corporate center personnel.

Ultrapar’s employees are covered by collective agreements with the labor unions that represent different industry sectors: Ultragaz in the minerals trading and transportation sectors; Ipiranga in the fuel distribution sector; Oxiteno in the chemicals sector; Ultracargo in the storage sector; and Extrafarma in the retail pharmacy sector. All agreements, signed between the companies and labor unions of each sector, addresses social, financial, labor union and labor relations issues.

In February 2001, our Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by Ultrapar and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev — Associação de Previdência Complementar, since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective contribution in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective contribution over a period of 5 to 25 years. The sponsoring company does not guarantee the amounts or the duration of the benefits received by each employee that retires. The total number of participating employees as of December 31, 2013 was 6,811.

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

As of December 31, 2013, Ultrapar’s capital stock was composed of 544,383,996 common voting shares.

The table below sets forth the number of our common shares beneficially owned by each of our directors and executive officers as of December 31, 2013, including through their participation in Ultra S.A., and does not reflect changes to our capital stock subsequent to such date:

	Total
	Shares	%
Board of directors
Paulo Guilherme Aguiar Cunha(1)	15,730,616	3%
Lucio de Castro Andrade Filho(1)	5,568,164	1%
Ana Maria Levy Villela Igel(1)	33,249,921	6%
Ivan de Souza Monteiro	—	0%
Nildemar Secches(2)	168,068	0%
Olavo Egydio Monteiro de Carvalho	4	0%
Paulo Vieira Belotti	68	0%
Pedro Wongtschowski(1)	2,368,987	0%
Renato Ochman	68	0%
Executive officers
Thilo Mannhardt	1	0%
André Covre(3)	301,600	0%
João Benjamin Parolin(3)	241,600	0%
Leocadio de Almeida Antunes Filho(3)	300,000	0%
Paulo Correa Lazera	—	0%
Pedro Jorge Filho(3)	339,900	0%
Ricardo Isaac Catran(3)	150,000	0%

Board of directors and executive officers	58,418,997	11%

Total	544,383,996

(1)	Individuals who beneficially own shares primarily through their participation in the holding company Ultra S.A. See “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders.”
(2)	Individual who owns shares through an exclusive fund.
(3)	Executives who were granted shares through the Deferred Stock Plan.

On January 31, 2014, the shareholders of Ultrapar and Extrafarma approved the merger of shares (incorporação de ações) of Extrafarma with Ultrapar. Pursuant to the terms of the association agreement for this transaction, Ultrapar acquired 100% of the shares of Extrafarma from Extrafarma’s shareholders in exchange for shares of Ultrapar representing up to 2.9% of Ultrapar’s total capital stock. As a consequence, on January 31, 2014, we issued 12,021,100 new, ordinary, nominative, book-entry shares of Ultrapar to the seven former shareholders of Extrafarma, increasing our capital stock to 556,405,096 common shares. Of the new shares issued, 1,717,300 shares were delivered to Mr. Paulo Correa Lazera, who became a member of Ultrapar’s executive board upon approval of the Extrafarma Transaction. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments — Description of the Extrafarma Transaction.”

Also on January 31, 2014, in connection with the Extrafarma Transaction, we issued fourteen subscription warrants to the seven former shareholders of Extrafarma. Such subscription warrants, if exercised, may lead to the issuance of up to 4,007,031 new shares of Ultrapar in the future. Of the subscription warrants issued, two were delivered to Mr. Paulo Correa Lazera that, if exercised, may lead to the issuance of up to 572,433 shares in the future. See Item 4.A. Information on the Company — History and Development of the Company — Recent Developments - Description of the Extrafarma Transaction.”

In addition to the above, we granted 188,400 additional shares to the members of the our board of executive officers in 2014 in the context of our Deferred Stock Plan. See “Item 6.B. Directors, Senior Management and Employees – Compensation.” Changes in Ultrapar’s ownership breakdown occurred after December 31, 2013 are not included in the table above. Currently, Ultrapar’s capital stock is composed of 556,405,096 common voting shares. See “Item 4.A. History and Development of the Company – Recent Developments.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The table below shows the capital stock of Ultrapar as of December 31, 2013:

	Total
	Shares	%
Shareholders
Ultra S.A. Participações	120,498,005	22%
Aberdeen Asset Management PLC(1)	65,205,340	12%
Parth Investments Company(2)	42,833,956	8%
Caixa de Previdência dos Funcionários do Banco do Brasil	32,661,800	6%
Ultra-DI Participações S.A.(2)	2,254,436	0%
Others	280,930,459	52%

Total	544,383,996	100%

(1)	Fund managers headquartered in England (according to relevant shareholder position notice disclosed by the respective funds). Position informed by the shareholder on June 13, 2011.
(2)	Parth Investments Company and Ultra-DI Participações S.A. are controlled by Daisy Igel’s family.

Ownership and Capital Structure of Ultra S.A. Participações

As of December 31, 2013, Ultra S.A. owned approximately 22% of Ultrapar’s voting shares. As of December 31, 2013, the capital stock of Ultra S.A. was beneficially owned as follows:

	Common		Preferred		Total
	Shares	%	Shares	%	Shares	%
Shareholders
Fabio Igel	7,518,770	13%	1,768,275	7%	9,287,045	11%
Marcia Igel Joppert	6,201,602	11%	2,062,988	9%	8,264,590	10%
Joyce Igel de Castro Andrade	5,916,246	10%	1,662,989	7%	7,579,235	9%
Rogério Igel	4,134,187	7%	130,519	1%	4,264,706	5%
Christy Participações Ltda.	4,049,199	7%	4,990,444	21%	9,039,643	11%
Others	4,140,702	7%	932,471	4%	5,073,173	6%

Total Shareholders	31,960,706	55%	11,547,686	48%	43,508,392	53%

	Common		Preferred		Total
	Shares	%	Shares	%	Shares	%
Directors and officers
Paulo Guilherme Aguiar de Cunha	10,654,109	18%	—	0%	10,654,109	13%
Ana Maria Levy Villela Igel	9,764,689	17%	12,395,100	52%	22,159,789	27%
Lucio de Castro Andrade Filho	3,775,470	7%	—	0%	3,775,470	5%
Pedro Wongtschowski	1,606,301	3%	—	0%	1,606,301	2%

Total Directors and Officers	25,800,569	45%	12,395,100	52%	38,195,669	47%

Total	57,761,275	100%	23,942,786	100%	81,704,061	100%

All of the securities of Ultra S.A. are held in Brazil and there are 20 record holders of these securities in Brazil.

Shareholders’ Agreements

Ultra S.A.’s shareholders executed, on February 24, 2014, a new shareholders’ agreement which became effective as of that date and replaced the 2011 Ultra S.A. Shareholders’ Agreement. The Ultra S.A. shareholders agreement’s main terms are substantially related to (i) the decision process of Ultra S.A.’s vote at Ultrapar’s shareholders meetings and (ii) procedures to exchange any party’s shares in Ultra S.A. into shares of Ultrapar, provided that the party’s percentage held in our capital remains the same percentage held indirectly through his or her interest in Ultra S.A. The terms and conditions of the new shareholders’ agreement are substantially the same as the previous shareholder’s agreement among the same parties effective since 2011, except, mainly, for the replacement of previous meetings among the agreeing parties for extraordinary shareholders’ meetings of Ultra S.A. to decide upon the vote of Ultra S.A. regarding certain matters in general shareholders’ meetings of Ultrapar. The 2014 Shareholders’ Agreement will be valid for a five-year term and is renewable by a unanimous resolution. It can be terminated prior to the expiration of its term by a resolution of 80% of Ultra S.A. voting shares. Additionally, in line with the 2011 Shareholders’ Agreement, the following provisions remain:

•	any party purchasing shares of Ultra S.A. must agree to be bound by the terms of the 2014 Shareholders’ Agreement;

•	the requirement for prior approval at a shareholders’ meeting for a third party to become an Ultra S.A. shareholder; and

•

the obligation to the agreeing parties of the 2014 Shareholders’ Agreement to vote favorably at the extraordinary shareholders’ meeting of Ultra S.A. convened to discuss and approve the necessary actions for the exchange of any party’s shares in Ultra S.A. into our shares at an exchange ratio necessary to obtain the same percentage of our capital stock as was held in Ultra S.A.

See “Exhibit 2.13 – 2014 Ultra S.A. Shareholders’ Agreement, dated as of February 24, 2014.”

B. Related Party Transactions

As of December 31, 2013, Ultrapar is responsible for guarantees and securities provided to subsidiaries in the amount of R$2,528.5 million. This disclosure of related party transactions is provided for purposes of the rules governing Annual Reports on Form 20-F and is not meant to suggest that these matters would be considered related party transactions under IFRS.

None of the members of our Board of Directors or executives or their family members has any direct participation in any material transaction involving the company or that is relevant to our businesses.

Utingás’ bylaws provide for each of its shareholders to use a proportion of Utingás’ total storage capacity equal to such shareholder’s proportionate ownership of Utingás. Accordingly, Ultragaz is entitled to use 4.3 thousand tons of LPG storage capacity at Utingás’ facilities, reflecting Ultragaz’s 57% ownership in Utingás. The amount of payments made by Ultragaz to Utingás in 2013 with respect to the use of storage capacity at Utingás’ facilities totaled R$7.5 million.

See Note 8.a) to our consolidated financial statements for a detailed breakdown of related party transactions as of December 31, 2013.

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

The amount of retention of profits and investments reserve are free of distribution restrictions and totaled R$2.4 billion as of December 31, 2013 (R$ 2.0 billion as of December 31, 2012 and R$1.6 billion as of January 1, 2012).

For 2013, 2012 and 2011, we declared dividends to our shareholders in the amounts of R$744 million, R$627 million and R$525 million, corresponding to 61%, 62% and 61% of our reported net income for each year, respectively.

The following table sets forth the dividends per share distributed by us with respect to our capital stock in the past five years.

Dividend history

Year’s results	Common shares	Preferred shares(1)	Common shares	Preferred shares(1)
	(in Reais per share)		(in US$ per share)(2)
2009(3)	0.52	0.52	0.29	0.29
2010(3)	0.80	0.80	0.47	0.47
2011	0.98	N/A	0.59	N/A
2012	1.17	N/A	0.60	N/A
2013	1.37	N/A	0.58	N/A

(1)	On June 28, 2011, the extraordinary general shareholders’ meeting and the special preferred shareholders’ meeting approved the Conversion, which was concluded on August 17, 2011. For further information see “Item 4.A. Information on the Company — History and Development of the Company.”
(2)	The amounts in Reais have been converted into dollars using the exchange rates at each respective payment date.
(3)	The dividend per share was retroactively adjusted for the 1:4 stock split approved in the extraordinary shareholders’ meeting held on February 10, 2011. For further information see “Item 4.A. Information on the Company — History and Development of the Company.”

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

Labor matters

The company and its subsidiaries maintained provisions of R$60.2 million as of December 31, 2013 for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights.

In 1990, the Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno Nordeste and EMCA, companies located in the Camaçari Petrochemical Complex, are members, filed separate lawsuits against the subsidiaries demanding the compliance with the fourth section of the collective labor agreement, which provided for a salary adjustment in lieu of the salary policies practiced. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica, requiring the recognition of the loss of effectiveness of such fourth section. Individual claims were rejected. The collective bargain agreement is currently pending trial by STF. In the second half of 2010, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica and reported the fact in the collective bargain agreement dispute. Based on the opinion of their legal advisors, that reviewed the latest STF decision in the collective bargain agreement dispute as well as the status of the individual claims involving the subsidiaries Oxiteno Nordeste and EMCA, the management of such subsidiaries believed that it was not necessary to recognize a provision as of December 31, 2013.

Civil claims

The civil claims against us are mainly related to legal proceedings for indemnity derived from contractual relationships.

Certain subsidiaries are engaged in lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former suppliers, as well as proceedings related to environmental issues. The company and its subsidiaries maintained total provisions of R$90.9 million as of December 31, 2013 for such lawsuits and administrative proceedings.

Additionally, certain former shareholders of RPR, CBPI and DPPI filed two lawsuits in the States of São Paulo and Rio de Janeiro questioning the Share Exchange in connection with the acquisition of the Ipiranga Group in order to prevent the company’s shareholders’ meeting that would deliberate on the Share Exchange from taking place. Decisions by administrative and judicial courts stated that there were no legal grounds for the request. Based on such administrative and court decisions, the Share Exchange was approved by the shareholders’ meeting of the companies on December 18, 2007. The lawsuit filed in the State of Rio de Janeiro terminated as a result of loss of interest to sue, due to the sale of the correspondent shareholding at Ultrapar. Regarding the lawsuit filed in the state of São Paulo, the former Ipiranga shareholders that filed the suit appealed against the decision issued and the court of appeals rejected this appeal and maintained the lower court’s decision. In 2011, a new lawsuit in the State of Rio de Janeiro was filed by some of these former shareholders, questioning aspects of the Share Exchange. This new lawsuit is still pending a lower court decision. The company has not recorded any provision for these lawsuits in its financial statements.

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

On October 7, 2005, our subsidiaries Cia Ultragaz and Bahiana filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the Brazilian Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries were required to make escrow deposits for these debits in the accumulated amount of R$345.5 million as of December 31, 2013 (R$291.5 million as of December 31, 2012 and R$242.1 million as of January 1, 2012) and have registered a corresponding liability.

Ipiranga has provisions for IRPJ and CSLL related to the unconstitutionality of Law No. 9,316/1996, that denied the deduction of CSLL from the IRPJ tax basis, in the amount of R$19.8 million as of December 31, 2013 (R$19.1 million as of December 31, 2012 and R$18.4 million as of January 1, 2012).

The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia Ultragaz, Tequimar, RPR, Tropical, EMCA and IPP filed for a preliminary injunction seeking the deduction of ICMS from their PIS and COFINS tax bases. Oxiteno Nordeste and IPP obtained the right to pay the challenged amounts into escrow deposits through an injunction, and recognized a corresponding provision in the amount of R$86.3 million as of December 31, 2013 (R$81.6 million as of December 31, 2012 and R$75.6 million as of January 1, 2012). The decisions of these and all claims involving this issue are suspended owing to the granting of injunctive relief on the Declaration of Constitutionality Action No. 18.

The subsidiary Oxiteno S.A. decided to pay-off, within Decree 58811/2012 amnesty issued by the State of Săo Paulo, a tax assessment based on alleged undue ICMS credits taken in its tax records, for which the tax authorities understand that there was no proof of origin, recorded in connection with the symbolic return of raw materials that had previously been delivered for industrialization. The provision in the amount of R$15.4 million was paid in April 2013. Similarly, in November 2013 the subsidiary IPP decided to pay-off, within the Decree 885/2013 amnesty issued by the State of Pará, a tax assessment in the amount of R$12.6 million.

Ipiranga has provisions related to ICMS, mainly with respect to the nonpayment of the ICMS for several reasons that resulted in tax assessments for which the proof of payment is not evident. The amount involved is R$19.5 million as of December 31, 2013 (R$19.5 million as of December 31, 2012 and R$16.0 million as of January 1, 2012).

The main tax claims of Ipiranga and its subsidiaries classified as having a possible risk of loss, and that have not been recorded in the financial statements due to this assessment, are related to ICMS, and mainly to: (a) the required proportional reversal of ICMS credits recorded on the purchase of ethanol that was later resold at lower prices as a result of PROÁLCOOL, a Federal Government program to encourage alcohol production, determining the anticipation of financial subsidy by the distributors to the mill owners and their subsequent reimbursement by the DNC (current ANP or “National Oil Agency”) (R$113.6 million), (b) alleged undue ICMS credits on the grounds that the company has taken ICMS credits in its tax records, for which the tax authorities understand that there was no proof of origin (R$29.6 million), (c) assessments for alleged non-payment of ICMS (R$25.6 million), (d) assessments issued in Ourinhos/SP in connection with the return of ethanol loans made with deferred tax (R$40.8 million), (e) assessments in the State of Rio de Janeiro demanding the reversal of ICMS credits on interstate sales made under Article 33 of ICMS Convention 66/88, which allowed the use of the ICMS credit but was suspended by an injunction granted by STF (R$17.2 million), (f) ICMS credits taken in relation to bills considered invalid, though the understanding of the STJ is that it is possible to take credit, even if there is defect in the document of the seller, as long as it is confirmed that the transaction occurred (R$27.2 million), (g) tax assessments arising from surplus or shortage of inventory, generated by differences in temperature or handling of the product, without the corresponding issuance of invoices in accordance with the understanding of tax authorities (R$47.1 million), (h) infraction relating to the disallowance of ICMS legitimately appropriated by the company issued because of allegedly failing to comply with legal formalities, in the amount of R$36.4 million and; (i) assessments arising from ICMS credits related to inputs of ethanol from certain States that had granted tax benefits to producers of alcohol in alleged disagreement with the law (R$30.7 million), (j) assessments that consider various possible breaches of auxiliary obligations, among them the alleged failure to issue invoices, the alleged failure to properly deliver informative reports to the tax authorities and complete the DANFE - Auxiliary Document Electronic Invoice, among others (R$11.8 million); and (k) infraction notice for non-payment of ICMS related to the acquisition of basic lubricating oil, whose remittance was deferred to the time of the subsequent industrialized output relating to interstate transactions (covered by the constitutional non-incidence - article 155, X, ‘b’ of the Federal Constitution) (R$10.7 million).

The subsidiary IPP has assessments invalidating the set-off of IPI credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The non-provisioned amount of this contingency, in 2013, was R$117.7 million (R$81.9 million in 2012).

The table below summarizes our provisions related to legal and administrative proceedings as of December 31, 2013, 2012 and 2011:

	2013	2012	2011
	(in millions of Reais)
Income and social contribution taxes	360.9	305.8	256.2
PIS and COFINS	86.5	82.9	82.6
ICMS	33.1	62.5	73.4
Others	158.5	149.2	141.0
Total	639.0	600.5	553.2

Some of the provisions above involve escrow deposits in the amount of R$456.1 million as of December 31, 2013 (R$401.8 million as of December 31, 2012).

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

Acquisition of American Chemical. The acquisition of 100% of the shares of American Chemical by Oxiteno was duly submitted to the antitrust authorities on June 18, 2012. A non-binding opinion of the General Superintendence of CADE was issued on April 19, 2013 recommending disapproval of the transaction. However, on November 20, 2013, the plenary session of CADE voted unanimously to approve the transaction, subject to the execution of a Performance Commitment Agreement (Termo de Compromisso de Desempenho), setting forth certain business conduct obligations in relation to the acquired company for a period of five years as from the date of the execution of the TCD.

Acquisition of Extrafarma. The merger of shares (incorporação de ações), of Extrafarma with Ultrapar, pursuant to which Ultrapar acquired all of the shares of Extrafarma and Extrafarma became our wholly-owned subsidiary, was duly submitted to the antitrust authorities on October 11, 2013. On October 25, 2013, CADE approved the transaction, which closed on January 31, 2014.

B. Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on NYSE, in U.S. dollars, and the shares on the São Paulo Stock Exchange, in Reais:

	New York Stock Exchange			São Paulo Stock Exchange
	High	Low	Volume(1)	High	Low	Volume(1)
	(in US$ per ADS)			(in Reais per share)(2)
Year ended
December 31, 2009	12.63	5.35	367,888	21.19	12.71	1,284,192
December 31, 2010	16.41	10.47	339,835	27.11	19.50	1,129,221
December 31, 2011	18.70	14.83	350,892	32.50	23.54	879,910
December 31, 2012	24.02	17.75	496,314	49.00	32.01	812,998
December 31, 2013	27.73	21.39	339,862	60.20	45.28	972,171

	New York Stock Exchange			São Paulo Stock Exchange
	High	Low	Volume(1)	High	Low	Volume(1)
	(in US$ per ADS)			(in Reais per share)(2)
Year ended December 31, 2012
First quarter	23.24	17.75	464,978	40.70	32.01	744,089
Second quarter	22.72	19.35	542,525	45.35	39.15	778,758
Third quarter	24.02	21.53	504,718	49.00	43.15	810,900
Fourth quarter	22.74	20.56	472,154	46.29	41.50	923,634
Year ended December 31, 2013
First quarter	26.63	22.36	360,124	52.69	45.28	1,022,914
Second quarter	27.38	21.91	414,038	55.80	49.23	961,243
Third quarter	26.03	21.39	349,251	57.70	51.36	977,534
Fourth quarter	27.73	23.41	288,746	60.20	54.98	928,662
Month ended
November 30, 2013	26.78	24.65	223,622	59.92	56.90	911,000
December 31, 2013	24.33	23.41	317,897	57.00	54.98	916,463
January 31, 2014	23.04	21.41	282,397	54.47	51.85	1,303,968
February 28, 2014	22.94	20.99	319,982	53.00	50.95	1,064,125
March 31, 2014	22.62	21.30	295,578	52.65	50.05	1,195,058
April 30, 2014 (through April 17)	25.65	24.30	422,968	57.30	55.40	1,300,631

(1)	Average daily — number of shares.
(2)	Common shares, with respect to any period on or after the Conversion, which was concluded on August 17, 2011, or preferred shares, with respect to any period prior to the Conversion. See “Item 4.A. Information on the Company — History and Development of the Company.”

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

General

Set forth below is a summary of selected significant provisions of our bylaws and the Brazilian Corporate Law, the rules and regulations of the CVM and the Novo Mercado listing segment of BM&FBOVESPA regarding certain corporate matters in force since the completion of the Conversion. This description does not purport to be complete and is qualified by reference to our bylaws, Brazilian Corporate Law, the rules and regulations of CVM and the rules of the Novo Mercado.

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

Description of Capital Stock

As of January 31, 2014 our subscribed and paid-in capital stock consisted of 556,405,096 common shares, all of which have equal voting and equity rights, with no par value.

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

If the company is withdrawn from the Novo Mercado as a result of a violation of the rules of the Novo Mercado, the controlling shareholders will be required to carry out a tender offer for the remaining shares at a price that corresponds to at least the economic value of such shares as set forth in an appraisal report prepared by a specialized institution. If there are no controlling shareholders, the tender offer shall be carried out by those shareholders who voted in favor of the resolution that resulted in the violation of the rules of the Novo Mercado. If, however, the violation results from management action or fact, our management must call a shareholders’ meeting for the purpose of taking the necessary actions to remedy the breach of its Novo Mercado obligations or to approve the delisting. In the event the shareholders approve the company’s delisting from the Novo Mercado, the shareholders’ must determine the persons responsible for carrying out the public tender offer. The appointment of the institutions responsible for preparing reports as mentioned above will comply with the same procedures applicable to a going private transaction. See “—Deregistration as a Publicly-Held Company.”

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

C. Material Contracts

2011 Ultra S.A. Shareholders’ Agreement

Ultra S.A.’s shareholders executed, on April 1, 2011, the 2011 Ultra S.A. Shareholders’ Agreement, which replaced the shareholders’ agreement executed in December 2009. The terms and conditions of the 2011 Ultra S.A. Shareholders’ Agreement are substantially the same of the previous shareholders’ agreement, except, mainly, for (a) the requirement for prior approval at a shareholders’ meeting for a third party to become an Ultra S.A. shareholder and (b) the purpose and form of the preliminary meetings to be held prior to the company’s certain shareholders’ meetings. The 2011 Ultra S.A. Shareholders’ Agreement was in force until June 28, 2013. See “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders — Shareholders’ Agreements” and “Exhibit 2.8 – 2011 Ultra S.A. Shareholders’ Agreement, dated as of April 1, 2011.”

2014 Ultra S.A. Shareholders’ Agreement

Ultra S.A.’s shareholders executed, on February 24, 2014, a new shareholders’ agreement which became effective as of that date and replaced the 2011 Ultra S.A. Shareholders’ Agreement. The Ultra S.A. shareholders agreement’s main terms are substantially related to (i) the decision process of Ultra S.A.’s vote at Ultrapar’s shareholders meetings and (ii) procedures to exchange shares in Ultra S.A. into shares of Ultrapar. The terms and conditions of the new shareholders’ agreement are substantially the same as the previous shareholder’s agreement among the same parties effective since 2011, except, mainly, for the replacement of preliminary meetings among the agreeing parties for extraordinary shareholders’ meetings of Ultra S.A. to decide upon the vote of Ultra S.A. regarding certain matters in general shareholders’ meetings of Ultrapar. The 2014 Shareholders’ Agreement will be valid for a five-year term and is renewable by a unanimous resolution. It can be terminated prior to the expiration of its term by a resolution of 80% of Ultra S.A. voting shares. See “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders — Shareholders’ Agreements” and “Exhibit 2.13 – 2014 Ultra S.A. Shareholders’ Agreement, dated as of February 24, 2014.”

Association and Other Covenants Agreement - Extrafarma

On September 30, 2013, Ultrapar, Extrafarma, Paulo Correa Lazera, Katia Correa Lazera, Pedro José Correa Lazera, Roberto Correa Lazera, Tania Lazera Lima Paes, Tereza Lazera Kemp and Sandra Correa Lazera, each individual being a former shareholder of Extrafarma entered into an Association and Other Covenants Agreement to effect the merger of shares (incorporação de ações) of Extrafarma with Ultrapar. See “Exhibit 4.17 – Summary of the Association and Other Covenants Agreement, dated September 30, 2013.”

Notes in the foreign market

In December 20, 2005, the subsidiary LPG International issued US$250 million in notes in the international market, with the aim of lengthening the company’s debt profile, financing possible acquisitions and other corporate purposes. The notes mature in December 2015, have a coupon of 7.3% per annum paid semiannually. Standard & Poor’s assigned its BB+ credit rating on a global scale for the company and the securities issued. The notes:

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

BNDES

Ultrapar has financing from BNDES (Brazilian National Development Bank) for some of its investments. As of December 31, 2013, such line of credit with BNDES totaled R$1.6 billion, of which R$0.3 billion had been drawn down.

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

Debentures

In March 2012, Ultrapar completed its fourth issuance of debentures in a single series of 800 simple, nonconvertible into shares, unsecured debentures. The proceeds of the issuance were used to partially redeem 800 debentures from the third issuance. The terms of the fourth issuance of debentures are substantially the same of those of the third issuance, except for the maturity date, which is March 16, 2015, and the interest rate, which is 108.25% of the CDI.

In December 2012, the subsidiary IPP made its first issuance of R$600 million in public debentures, which mature in November 2017 and bear interest at 107.9% of CDI, with principal due at maturity. The proceeds from this issuance were used for general corporate purposes, in order to strengthen its cash position and lengthen its debt profile, providing greater financial flexibility.

In January 2014, the subsidiary IPP made its second issuance of R$800 million in public debentures, which mature in December 2018 and bear interest at 107.9% of CDI, with principal due at maturity. The proceeds from this issuance were used to lengthen its debt profile, providing greater financial flexibility.

For more information on our debentures, see “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness.”

Banco do Brasil

Our subsidiary IPP entered into several loan agreements with Banco do Brasil S.A. to finance the marketing, processing or manufacturing of agricultural goods (particularly ethanol). IPP contracted hedging instruments, converting the fixed rates for these loans into an average of 99.3% of CDI. The loan agreements contain certain financial penalties for failure to make required payments, limits on permitted usages of the borrowed amounts (which are linked to certain agricultural products expenditures) and loan acceleration clauses. In addition, these agreements contain cross default clauses, requiring the principal and accrued interest to be paid in full for certain events.

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

Provisory Measure No. 627 enacted on November 11, 2013 established new rules that may potentially impact the withholding tax exemption available on the payment of dividends related to the period from 2008 to 2013. After a preliminary analysis of this Provisory Measure, the company understands, based on the advice of its tax consultants, that the ultimate impact of this measure might not be material. In any case, we are awaiting the measure’s conversion into law to ascertain its effect, as certain provisions may change in the interim period.

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

On June 24, 2008, Law No. 11,727 was enacted, which provides that, as of January 1, 2009, a “tax haven” will also include:

(1) jurisdictions or countries whose local legislation imposes restrictions on the access of information relating to the ownership of shares of a Brazilian entity or a given investment; and

(2) any “privileged tax regime”. Under this law, a “privileged tax regime” is a tax regime that meets any one of the following requirements: (i) does not tax income or taxes income at a maximum rate of less than 20%; (ii) grants tax advantages to a non-resident entity or individual (a) without requiring substantial economic activity in the jurisdiction of such non-resident entity or individual or (b) to the extent such non-resident entity or individual does not conduct substantial economic activity in the jurisdiction of such non-resident entity or individual; (iii) does not tax income generated abroad, or imposes tax on income generated abroad at a maximum rate of less than 20%, or (iv) restricts the ownership disclosure of assets and ownership rights or restricts disclosure about economic transactions carried out.

Specifically with respect to the part of the Law No. 11,727 described in clause (2) above, our Brazilian counsel has advised that although this part of the Law No. 11,727 should apply only to determining what constitutes a “tax haven” for purposes of Brazilian transfer pricing rules, because several Brazilian regulations utilize the “privileged tax regime” concept when referencing “tax haven” jurisdictions, there is a possibility that the privileged tax regime concept may impact the definition of what constitutes a “tax haven” for purposes of the Brazilian regulations.

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

Alternatively, the Non-Brazilian Holder is also entitled to register with the Central Bank the U.S. dollar value of such shares as a foreign direct investment under Law No. 4,131/62, in which case the respective sale would be subject to the tax treatment of Non-Brazilian Holders that are not Registered Holders.

Gains on the exchange of shares for ADS

The deposit of shares in exchange for the ADSs may be subject to Brazilian income tax on capital gains if the amount previously registered with the Central Bank as a foreign investment in shares (direct investment registered under Law No. 4,131/62) or, in the case of Registered Holders, the acquisition cost of the shares, as the case may be, is lower than:

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

Taxation of Bonds and Securities Transactions: (IOF/Bonds). Law No. 8,894, dated as of June 21, 1994, created the IOF/Bonds, which may be imposed on any transaction involving bonds and securities, even if the transaction includes Brazilian stock, futures or commodities exchange. The rate of IOF/Bonds with respect to transactions of shares is currently 0%. Regarding the ADSs, under the Decree No. 8,165, from December 23, 2013 which amended the Decree No. 6,306, from December 14, 2007, the IOF/Bonds rate applicable to the transfer of shares listed on the Brazilian stock exchange, with the specific purpose of guaranteeing the issuance of depositary receipts in the foreign market, is currently 0%. The Brazilian government may increase the rate up to 1.5% per day during the terms of the securities, but only with respect to future transactions relating to shares or ADSs.

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

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our shares or ADSs that is for U.S. federal income tax purposes (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust, if such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes, or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

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

Passive foreign investment company

In general, certain adverse consequences could apply to a U.S. Holder if we are treated as a PFIC for any taxable year during which the U.S. Holder holds shares or ADSs. A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (i) at least 75 percent of its gross income consists of passive income, such as dividends, interest, rents, royalties and certain gains, or (ii) at least 50 percent of the average quarterly value of its gross assets is attributable to assets that produce passive income or are held for the production of passive income.

Based on a review of our gross income and assets, the manner in which we currently operate our business, the current market price of our shares, and the current interpretation of the PFIC provisions in the Code, we believe that we were not a PFIC for U.S. federal income tax purposes for the 2013 taxable year. However, the determination as to whether we will be a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and is not made until after the end of a taxable year. Consequently, there can be no assurance that we will not be considered a PFIC for the current taxable year or any subsequent taxable year.

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

Foreign tax credit for Brazilian taxes

Any Brazilian IOF/Exchange Tax imposed on a purchase of our shares or ADSs or IOF/Bonds Tax imposed on a transaction (as discussed above under “Brazilian Tax Consequences”) will not be treated as a creditable foreign tax for U.S. federal income tax purposes. U.S. Holders should consult their own tax advisors regarding the tax consequences of these Brazilian taxes.

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

The main risks to which the company is exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by Ultrapar’s management model. Economic/financial risks primarily reflect default of customers credit quality, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the company and by their counterparties. These risks are managed through control policies, specific strategies, and establishment of limits.

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

•	Changes in the Policy, or revisions of its standards are subject to the approval of Board of Directors of Ultrapar;

•	Continuous enhancement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the financial area; and

•	The internal audit department audits the compliance with the requirements of the Policy.

Currency risk

Most business operations of Ultrapar are located in Brazil and, therefore, the reference currency for risk management is the Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of Ultrapar and its exposure to changes in exchange rates. The company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term net revenue from sales and services in foreign currency of Oxiteno.

The company uses exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency and net investments in foreign operations, in order to reduce the effects of changes in exchange rates on its results and cash flows in Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Reais as of December 31, 2013 and 2012:

Assets and liabilities in foreign currency

In millions of Reais	2013	2012
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except for hedging instruments)	457.2	363.7
Foreign trade receivables, net of allowance for doubtful accounts	156.0	163.2
Net investments in foreign subsidiaries (except cash, cash equivalents, financial investments, trade receivables, financing and payables)	443.4	300.4

	1,056.6	827.3

Liabilities in foreign currency
Financing in foreign currency	(1,294.9)	(1,197.5)
Payables arising from imports, net of advances to foreign suppliers	(45.3)	(21.5)

	(1,340.2)	(1,219.0)

Foreign currency hedging instruments	427.1	499.9

Net asset position — Total	143.5	108.2

Sensitivity analysis of assets and liabilities in foreign currency

The table below shows the effect of exchange rate changes on different scenarios, based on the net asset position of R$ 143.5 million in foreign currency and a 10%, 25% and 50% depreciation and appreciation of the Real exchange rate of December 31, 2013:

In millions of Reais		Scenario I	Scenario II	Scenario III
	Risk	10%	25%	50%
(1) Income effect	Real devaluation	(3.9)	(9.8)	(19.6)
(2) Equity effect		18.2	45.6	91.3

(1) + (2)	Net effect	14.3	35.8	71.7

(3) Income effect	Real appreciation	3.9	9.8	19.6
(4) Equity effect		(18.2)	(45.6)	(91.3)

(3) + (4)	Net effect	(14.3)	(35.8)	(71.7)

Gains (losses) directly recognized in equity in cumulative translation adjustments are due to changes in the exchange rate on equity of foreign subsidiaries. See Note 22 to our consolidated financial statements.

Sensitivity analysis of currency derivative instruments

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

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S. dollar futures contracts quoted on BM&FBOVESPA as of December 30, 2013. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$3.18 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Real against the likely scenario, according to the risk to which the hedged item is exposed.

Based on the balances of the hedging instruments and hedged items as of December 31, 2013, the exchange rates were replaced, and the changes between the new balance in Reais and the balance in Reais as of December 31, 2013 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (Likely)	Scenario II	Scenario III
	(In millions of Reais)
Currency swaps receivable in U.S. dollars
(1) U.S. dollar / R$ swaps	U.S. dollar appreciation	77.9	230.8	383.8
(2) Debts in U.S. dollars		(77.9)	(230.8)	(383.8)

(1)+(2)	Net Effect	0.0	0.0	0.0

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	U.S. dollar devaluation	(0.4)	7.4	15.1
(4) Gross margin of Oxiteno		0.4	(7.4)	(15.1)

(3)+(4)	Net Effect	0.0	0.0	0.0

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais, the Company used the futures curve of DI x Pre contract on BM&FBOVESPA as of December 30, 2013 for each of the swap and debt (hedged item) maturities, to determine the likely scenarios. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the likely scenario pre-fixed interest rate.

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

	Risk	Scenario I (likely)	Scenario II	Scenario III
	(In millions of Reais)
Interest rate swap (in R$)
(1) Fixed rate swap - CDI	Decrease in Pre-fixed rate	—	21.8	44.8
(2) Fixed rate financing		—	(21.8)	(44.8)

(1)+(2)	Net effect	—	(0.0)	(0.0)

See Notes 4, 14 and 22 to our consolidated financial statements for a discussion of the accounting policies for derivative instruments and information with respect to financial instruments.

Interest Rate Risk

Ultrapar adopts conservative policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of Ultrapar are primarily held in transactions linked to the CDI. Our borrowings primarily relate to financings from Banco do Brasil S.A., BNDES and other development agencies, debentures and borrowings in foreign currency. Ultrapar does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. As of December 31, 2013, the company had interest rate derivative financial instruments linked to domestic loans, swapping the fixed interest rate of certain debts to floating interest rate (CDI). See Notes 4, 14 and 22 to our consolidated financial statements.

The table below provides information as of December 31, 2013 about our debt obligations in foreign currency and in Reais that are subject to variable and fixed rates of interest. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates and interest rates:

				Principal by year of maturity(1)
Debt	Weighted average interest rate	Fair value	Book value	2014	2015	2016	2017	2018	2019 and thereafter
	(in millions of Reais)
R$ borrowings(2)	11.1%	1,122.7	1,121.3	485.9	495.9	59.9	28.9	20.4	30.3
Borrowings indexed to the CDI	105.1% of the CDI	3,833.3	3,862.0	785.9	1,381.4	263.9	596.7	(3.8)	837.9
Borrowings indexed to the TJLP	2.5%	641.9	640.5	162.9	161.2	132.2	91.1	49.3	43.9
U.S. dollar borrowings	5.5%	944.9	889.2	231.4	599.8	8.5	48.0	0.8	0.7
Borrowings indexed to the LIBOR	1.0%	374.8	374.4	139.7	188.1	15.5	31.1	—	—
Borrowings indexed to the IGP-M	5.6%	44.3	44.4	1.7	1.7	1.8	1.9	2.0	35.4
Borrowings indexed to the MX$+ TIIE	1.2%	30.6	31.2	17.1	3.7	10.4	—	—	—

Subtotal		6,992.5	6,963.1	1,824.6	2,831,8	492.2	797.7	68.7	948.2
Unrealized losses on swaps transactions		6.6	6.6	5.4	—	1.1	—	—	—

Total		6,999.1	6,969.6	1,830.0	2,831.8	493.3	797.7	68.7	948.2

(1)	Figures include interest accrued through December 31, 2013.
(2)	For the principal amount of R$905.9 million, a hedging instrument was used with the objective of swapping the fixed to floating rate, equivalent to 99.3% of CDI on average.

Credit risk

The financial instruments that would expose the company to credit risks of the counterparty are basically represented by cash and cash equivalents, financial investments, hedging instruments and accounts receivable.

Customer credit risk — Such risks are managed by each business unit through specific criteria for acceptance of customers and credit rating and are additionally mitigated by diversification of sales. As of December 31, 2013, the provision for potential loss on their accounts and assets receivables recorded for Ipiranga, Ultragaz, Oxiteno and Ultracargo were R$121.2 million, R$20.8 million, R$2.6 million and R$2.5 million, respectively. In addition, as of December 31, 2013, no single customer or group accounts for more than 2% of total revenue.

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

The company believes it has sufficient working capital to satisfy its current needs. As of December 31, 2013, the gross indebtedness due from January 1 to December 31, 2014 totaled R$2,056.9 million, including estimated interests on loans. Furthermore, the investment plan for 2014 totals R$1,484.0 million. On December 31, 2013, the company and its subsidiaries had R$3,425.2 million in cash, cash equivalents and short-term financial investments (see Notes 4 and 14 to our consolidated financial statements).

For further information on financial liabilities as of December 31, 2013, see Note 22 to our consolidated financial statements.

Capital management

The company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, and the net debt/EBITDA, interest coverage and indebtedness/equity ratios. Net debt is composed of cash, cash equivalents and financial investments (see Note 4 to our consolidated financial statements) and loans, debentures and finance leases (see Note 14 to our consolidated financial statements). We believe the company can change its capital structure depending on economic and financial conditions, in order to optimize its financial leverage and capital management. The company seeks to improve its return on capital employed by implementing an efficient working capital management and a selective investment program.

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

The table below summarizes the position of hedging instruments adopted by the company:

Hedging instruments	Counterparty	Maturity	Notional amount[1]						Fair value			Amounts receivable	Amounts payable
			12/31/2013		12/31/2012		01/01/2012		12/31/2013	12/31/2012	01/01/2012	12/31/2013
									R$ million	R$ million	R$ million	R$ million	R$ million
a – Exchange rate swaps receivable in U.S. dollars
Receivables in U.S. dollars (LIBOR)	Bradesco, BTMU, Citibank, HSBC, Itaú, JP Morgan, Santander	Jan 2014 to Apr 2017	US$	140.0	US$	140.0	US$	60.0	329.7	286.0	111.8	329.7	—
Receivables in U.S. dollars (Fixed)			US$	87.4	US$	111.3	US$	138.9	212.8	234.7	261.5	212.8	—
Payables in CDI interest rate			US$	(227.4)	US$	(251.3)	US$	(198.9)	(452.5)	(495.6)	(367.9)	—	452.5

Total result				—		—		—	90.0	25.1	5.4	542.5	452.5

b.1 and b.2 – Exchange rate swaps payable in U.S. dollars + coupon
Receivables in CDI interest rates	Bradesco, HSBC, Itaú	Jan 2014 to Feb 2014	US$	48.1	US$	10.2	US$	13.3	112.3	21.1	24.5	112.3	—
Payables in U.S. dollars (Fixed)			US$	(48.1)	US$	(10.2)	US$	(13.3)	(115.4)	(20.8)	(24.8)	—	115.4

Total result				—		—		—	(3.1)	0.3	(0.3)	112.3	115.4

c – Interest rate swaps in R$
Receivables in fixed interest rate	Banco do Brasil, Itaú	May 2014 to Aug 2016	R$	627.5	R$	1,400.0	R$	1,809.5	937.0	1,958.9	2,229.4	937.0	—
Payables in CDI interest rate			R$	(627.5)	R$	(1,400.0)	R$	(1,809.5)	(854.6)	(1,796.7)	(2,152.5)	—	854.6

Total result				—		—		—	82.4	162.2	76.9	937.0	854.6

Total gross result									169.3	187.6	82.0	1,591.8	1,422.5
Income tax									(24.3)	(18.2)	(10.7)	(24.3)	—

Total net result									145.0	169.4	71.3	1,567.5	1,422.5

Positive result (see Note 4)									151.6	179.1	93.4
Negative result (see Note 14)									(6.6)	(9.7)	(22.1)

(1)	In millions. Currency as indicated.

The purposes and the receiving or payable rates of each category of hedging instruments included in the table above are described as follows:

a – Exchange rate swaps receivable in U.S. dollars — the purpose of these contracts is (i) to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Reais linked to CDI and (ii) change a financial investment linked to the CDI and given as guarantee to loan in U.S. dollars, into a financial investment linked to U.S. dollars. The tables below present our position in this category of swaps as of December 31, 2013:

	Maturity
Swap	2014	2015 and thereafter
Notional amount of swaps (in millions of Reais)(1)	119.5	85.3
Notional amount of swaps (in millions of dollars)	51.0	36.4
Average receiving rate	US$+ 3.54%	US$+ 5.10%
Average payment rate	105.22% of the CDI	121.38% of the CDI

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 30, 2013.

	Maturity
Swap	2014	2015 and thereafter
Notional amount of swaps (in millions of Reais)(1)	140.6	187.4
Notional amount of swaps (in millions of dollars)	60.0	80.0
Average receiving rate	US$+ LIBOR+1.00%	US$+ LIBOR+0,91%
Average payment rate	86.90% of the CDI	104.1% of the CDI

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 30, 2013.

b.1 – Exchange rate swaps payable in U.S. dollars — the purpose of these contracts is to make the exchange rate of the revenues of subsidiaries Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials during their operating cycles. The table below presents our position in this category of swaps as of December 31, 2013:

Swap	Maturity 2014
Notional amount of swaps (in millions of Reais)(1)	30.58
Notional amount of swaps (in millions of dollars)	13.1
Average receiving rate	79.35% of the CDI
Average payment rate	US$

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 30, 2013.

b.2 – Hedging against the interest rate fixed in local financing — the purpose of these contracts is to minimize the effect of exchange variation of investment in foreign subsidiaries with functional currencies different from the functional of the company in the process of translating these investments to Reais. The table below presents our position in this category of swaps as of December 31, 2013:

Swap	Maturity 2014
Notional amount of swaps (in millions of Reais)(1)	81.99
Notional amount of swaps (in millions of dollars)	35.0
Average receiving rate	95.10% of the CDI
Average payment rate	US$

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 30, 2013.

c – Interest rate swap in Reais — the purpose of these contracts is to convert the interest rate on financing contracted in Reais from fixed into floating. The table below presents our position on this category of swaps as of December 31, 2012:

	Maturity
Swap	2014	2015 and thereafter
Notional amount of swaps (in millions of Reais)	300.0	327.5
Notional amount of swaps (in millions of dollars)(1)	128.1	139.8
Average receiving rate	12.12% p.a.	11.80% p.a.
Average payment rate	99.00% of the CDI	98.60% of the CDI

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 30, 2013.

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

On December 31, 2013, the notional amount of interest rate hedging instruments totaled R$627.5 million referring to the principal of the pre-fixed loans in Reais. In 2013, a loss of R$18.0 million related to the result of hedging instruments, an income of R$69.9 million related to the fair value adjustment of debt and an expense of R$131.7 million related to the accrued interest rate of the debt were recognized in the income statements, turning the average effective cost of the operations into 98.8% of CDI.

On December 31, 2013, the notional amount of foreign exchange hedging instruments designated as fair value hedge totaled US$80.0 million. In 2013, a gain of R$15.4 million related to the result of hedging instruments, an expense of R$2.7 million related to the fair value adjustment of debt and an expense of R$26.1 million related to the financial expense of the debt were recognized in the income statements, turning the average effective cost of the operation into 104.1% of CDI.

On December 31, 2013 the notional amount of exchange rate hedging instruments designated as hedges of net investment in a foreign operation totaled US$35 million relating to the portion of investments in entities which have functional currency different from the Real. In 2013 expenses of R$1.7 million were recorded. The exchange rate on investment and the hedging instrument effects were offset under shareholders’ equity.

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

Reimbursement of fees incurred in 2013

From January 1, 2013 until December 31, 2013, Ultrapar received from the depositary US$515,904, net of withholding taxes, for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADSs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

As of December 31, 2013, under management’s supervision and with its participation, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of our disclosure controls and procedures for the period relating to the information contained in this 20F report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that (a) our disclosure controls and procedures were effective as of December 31, 2013 to enable the company to record, process, summarize, and report information required to be included in the reports that it files or submits under the Securities Exchange Act of 1934, within the time periods required and (b) our disclosure controls and procedures were also effective as of December 31, 2013 to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Management evaluated the internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO and Chief Financial Officer, or CFO as of December 31, 2013. Management evaluated the effectiveness of our internal control over financial reporting based on the criteria established in the Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Ultrapar’s management concluded that, as of December 31, 2013, our internal control over financial reporting were effective, based on such criteria.

(c) Report of the Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Report of independent registered public accounting firm on internal control over financial reporting issued by our independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”), is presented below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Ultrapar Participações S.A.

São Paulo - SP - Brazil

We have audited the internal control over financial reporting of Ultrapar Participações S.A. and subsidiaries (the “Company”) as of December 31, 2013, based on criteria established in the Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission — COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board — PCAOB (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of effectiveness of the internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by Committee of Sponsoring Organizations of the Treadway Commission — COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board — PCAOB (United States), the consolidated financial statements as of and for the years ended December 31, 2013 and 2012 of the Company and our report, dated April 30, 2014, expressed an unqualified opinion on those financial statements and included an explanatory paragraph related to the Company’s adoption of new and amended accounting standards as discussed in Note 2.v) to the consolidated financial statements.

/s/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

April 30, 2014

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting for the year ended December 31, 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

In 2004, we established a code of ethics which covered (i) the Board of Directors; (ii) the whole executive board (including the Chief Executive Officer and the Chief Financial Officer); (iii) the fiscal council of Ultrapar; (iv) the Board of Directors and executive board of its subsidiaries; and (v) remaining bodies with technical or advisory functions that are directly subordinated to the Board of Directors, to the executive board or to the fiscal committee of Ultrapar. Our code of ethics was amended on June 17, 2009 to (i) improve certain existing items of the code by including examples of acceptable or unacceptable behavior and clarifying the language to avoid misunderstanding of such items and (ii) improve access to the channel for reporting non-compliance with the code. On July 31, 2013, we amended our Code of Ethics in order to increase the number of permanent members of the Conduct Committee from three to four members. For the complete amended Code of Ethics please see our 6-K furnished to the SEC on August 1, 2013. The objective of this code is (i) to reduce the subjectivity of personal interpretations of ethical principles; (ii) to be a formal and institutional benchmark for the professional conduct of the employees, including the ethical handling of actual or apparent conflicts of interests, becoming a standard for the internal and external relationship of Ultrapar with its stakeholders, namely: shareholders, clients, employees, partners, suppliers, service providers, labor unions, competitors, society, government and the communities in which it operates; and (iii) to ensure that the daily concerns with efficiency, competitiveness and profitability do not override ethical behavior.

You can obtain a copy of our code of ethics, free of charge, at our website (www.ultra.com.br), or by requesting a copy from the Investor Relations Department (e-mail: invest@ultra.com.br).

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The relationship with our independent registered public accounting firm in respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the independent registered public accounting firm. Our Board of Directors approves our financial statements, the performance by our independent registered public accounting firm of audit and permissible non-audit services, and associated fees, supported by our fiscal council, which acts as an audit committee pursuant to the requirements of the Sarbanes-Oxley Act. See “Item 6.C. Directors, Senior Management and Employees — Board Practices — Fiscal Council and Audit Committee Exemption” for more information about the responsibilities of the fiscal council. Our consolidated financial statements for the years ended December 31, 2013 and 2012 were audited by the independent registered public accounting firm Deloitte. Our consolidated financial statements for the year ended December 31, 2011 were audited by the independent registered public accounting firm KPMG Auditores Independentes (“KPMG”).

The following table describes the total amount billed to us by Deloitte for services performed in 2013 and 2012 and the respective compensation for these services.

	2013	2012
	(in thousands of Reais)
Audit Fees(1)	4,714.4	3,064.0
Audit Related Fees	—	—
Tax Fees	156.6	136.0
All Other Fees	—	—
Total Consolidated Audit Fees	4,874.0	3,200.0

(1)	Includes services in the amount of R$ 1.1 million related to auditing fees of the special purpose interim financial statements for the six-month period ended June 30, 2013 to comply with the requirements of the Brazilian Securities and Exchange Commission (CVM) Instruction 319/99 for the merger of shares of Extrafarma by Ultrapar.

“Audit Fees” are the aggregate fees billed by independent registered public accounting firms for the audit of our consolidated and annual financial statements, reviews of interim financial information and attestation services that are provided in connection with statutory and regulatory filings or engagements. “Tax Fees” are fees charged by Deloitte in connection with assurance of VAT from off-shore companies and other tax compliance services.

For the year ended December 31, 2013, Ultrapar and its subsidiaries did not contract for any service from their independent registered public accounting firm that was not directly linked to the auditing of financial statements.

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

•

all of the members of the fiscal council meet the independence requirements from Ultrapar, the management and the independent registered public accounting firm, as set forth by Brazilian Corporate Law and/or listing provisions in Brazil;

•

the fiscal council makes recommendations to our Board of Directors regarding the appointment, retention and oversight of the work of the independent registered public accounting firm engaged for the purpose of preparing or issuing audit reports for Ultrapar;

•	the fiscal council adopted a complaints procedure in accordance with Rule 10A-3(b)(3) of the Exchange Act;

•	the fiscal council is authorized to engage independent counsel and other advisers, as it deems appropriate; and

•

Ultrapar has provided for appropriate funding, as determined by the fiscal council, for the payment of (i) compensation to Ultrapar’s independent registered public accounting firm engaged for the purpose of issuing audit reports, (ii) compensation to independent counsel and other advisers engaged by the fiscal council, and (iii) ordinary administrative expenses of the fiscal council in carrying out its duties.

Ultrapar’s reliance on Rule 10A-3(c)(3) does not, in its opinion, materially adversely affect the ability of its fiscal council to act independently and to satisfy the other requirements of Rule 10A-3.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We did not purchase any share issued by the company in 2013.

ITEM 16F.	CHANGE IN REGISTRANT’S INDEPENDENT PUBLIC ACCOUNTING FIRM

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

The significant differences between our corporate governance practices and the NYSE corporate governance standards are as follows:

Independence of Directors

NYSE rules require that a majority of the Board of Directors must consist of independent directors as defined under NYSE rules. Under Brazilian Corporate Law, we are not required to have a majority of independent directors. According to the rules of Novo Mercado, at least 20% of the members of the Board of Directors must meet the independence requirements as established set forth these rules. Furthermore, according to our bylaws, at least 30% of the members of the Board of Directors must be independent. The Brazilian Corporate Law requires that our directors be elected by our shareholders at a general shareholders’ meeting. As of December 31, 2013, our Board of Directors consisted of nine members, five of whom were independent non-executive members and four are shareholders of Ultra S.A. Two of these four non-independent board members were executive officers of Ultrapar until December 2006 and one of them was executive officer of Ultrapar until December 2012. See “Item 6.C. Directors, Senior Management and Employees — Board Practices” and “Exhibit 1.1 — Bylaws of Ultrapar, dated as of January 31, 2014.”

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

Committees

NYSE rules require that U.S. domestic listed companies have a nominating/corporate governance committee and a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s purpose and responsibilities. Under the Brazilian Corporate Law, we are not required to have a nominating committee, a corporate governance committee or a compensation committee. Our bylaws provides for a compensation and an audit committee, as ancillary bodies of the Board of Directors. See “Item 6.C. Directors, Senior Management and Employees — Board Practices” and “Exhibit 1.1 — Bylaws of Ultrapar, dated as of January 31, 2014”.

Our compensation committee consists of Lucio de Castro Andrade Filho, Nildemar Secches and Renato Ochman, who are also members of the Board of Directors.

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

Our fiscal council acts on a non-permanent basis. In addition, our bylaws establish an audit committee as an ancillary body of the Board of Directors. As determined by our bylaws, in the event the fiscal council is established as set forth in the Brazilian Corporate Law, the fiscal council shall operate as the audit committee exercising all the duties provided for in our bylaws as required of the audit committee, and with respect to its members, subject to all the requirements and limitations provided for by law. The audit committee will not operate in any fiscal year when a fiscal council is installed. See “Item 4.A. History and Development of the Company – New corporate governance structure” and “Exhibit 1.1 — Bylaws of Ultrapar, dated as of January 31, 2014”.

For more information see “Item 6.C. Directors, Senior Management and Employees — Board Practices — Fiscal Council and Audit Committee Exemption” and “Exhibit 1.1 — Bylaws of Ultrapar, dated as of January 31, 2014”.

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

Since June 28, 2011, we have been listed on the Novo Mercado segment of BM&FBOVESPA. According to the rules of Novo Mercado the minimum percentage of independent members of the Board of Directors is set at 20%, while a minimum of 30% is required in our bylaws. Our bylaws also establish (i) a mandatory tender offer to 100% of the company’s shareholders in the event a shareholder, or a group of shareholders acting in concert, acquire or become holder of 20% of the company’s shares, excluding treasury shares, and (ii) creation of audit and compensation committees, as ancillary bodies of the Board of Directors. Our bylaws do not establish any limitation on voting rights, special treatment to current shareholders, public tender offers for a price above that of the acquisition price of shares or any other poison pill provisions, thus assuring the effectiveness of a majority shareholders’ approval on all matters to be deliberated. See “Item 4.A. History and Development of the Company – New corporate governance structure” and “Exhibit 1.1 — Bylaws of Ultrapar, dated as of January 31, 2014”.

Code of Business Conduct and Ethics

NYSE rules require that U.S. domestic listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees. In 2004 we established a code of ethics, which was amended on June 17, 2009 and further amended on July 31, 2013. For the complete amended code of ethics please see our 6K furnished to the SEC on August 1, 2013. The main objectives of this code is (i) to reduce the subjectivity of personal interpretations of ethical principles; and (ii) to be a formal and institutional benchmark for the professional conduct of our employees, including the ethical handling of actual or apparent conflicts of interests, becoming a standard for the internal and external relationship of the company with its stakeholders. See “Item 16.B. — Code of Ethics”.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

We file the following consolidated financial statements together with the reports of independent registered public accountants firms, as part of this annual report:

ITEM 19.	EXHIBITS

We are filing the following documents as part of this Annual Report Form 20F:

1.1	Bylaws of Ultrapar, dated as of January 31, 2014.

2.1	Shareholders’ Agreement dated March 22, 2000 (incorporated by reference to Exhibit 2.1 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

2.2	Indenture, dated as of December 20, 2005, among LPG International, as Issuer, Ultrapar Participações S.A. and Oxiteno S.A. Indústria e Comércio, as Guarantors, JPMorgan Chase Bank, N.A., as Trustee, Transfer Agent and Registrar, J.P. Morgan Trust Bank LTD., as Principal Payment Agent and J.P. Morgan Bank Luxembourg S.A., as Luxembourg Paying Agent, Luxembourg Transfer Agent and Luxembourg Listing Agent (incorporated by reference to Exhibit 2.2 to Form 20-F of Ultrapar Participações S.A. filed on May 5, 2006).

2.3	Amendment dated as of March 31, 2006 to the Indenture dated as of December 20, 2005 (incorporated by reference to Exhibit 2.3 to Form 20-F of Ultrapar Participações S.A. filed on May 5, 2006).

2.4	Ipiranga Group Shareholders’ Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Translation (incorporated by reference to Exhibit 2.7 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

2.5	RPR Shareholders Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Translation (incorporated by reference to Exhibit 2.8 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

2.6	Ultrapar Participações S.A. 3rd Public Offering Indenture of Simple Debentures, Non-Convertible, Unsecured and Non-Preferred in a Single Series between Ultrapar Participações S.A. and Pentágono S/A DTVM, dated May 20, 2009 – English Summary (incorporated by reference to Exhibit 2.8 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

2.7	First Amendment to Ultrapar Participações S.A. 3rd Public Offering Indenture of Simple Debentures, Non-Convertible, Unsecured and Non-Preferred in a Single Series between Ultrapar Participações S.A. and Pentágono S/A DTVM, dated June 3, 2009 — English Summary (incorporated by reference to Exhibit 2.9 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

2.8	2011 Ultra S.A. Shareholders’ Agreement dated April 1, 2011 (incorporated by reference to Item 5 of the report on Form 6-K furnished by Ultrapar Participações S.A. on April 5, 2011).

2.9	Second Amendment to Ultrapar Participações S.A. 3rd Public Offering Indenture of Simple Debentures, Non-Convertible, Unsecured and Non-Preferred in a Single Series between Ultrapar Participações, S.A. and Pentágono S/A DTVM, dated December 4, 2009 – English Summary (incorporated by reference to Exhibit 2.11 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

2.10	Ultrapar Participações S.A. 4th Public Offering Indenture of Simple Debentures, Non-Convertible, Unsecured and Non-Preferred in a Single series between Ultrapar Participações S.A. and Pentágono S.A. DTVM, dated March 2, 2012 (incorporated by reference to Exhibit 2.13 to Form 20-F of Ultrapar Participações S.A. filed on April 30, 2012).

2.11	Rules of the Novo Mercado (English translation) (incorporated by reference to Form 8-A of Ultrapar Participações S.A. filed on August 15, 2011).

2.12	Ipiranga Produtos de Petróleo S.A. 1st Public Offering Indenture of Simple Debentures, Non-Convertible, Unsecured and Non-Preferred in a Single series between Ipiranga Produtos de Petróleo S.A. and Banco Bradesco BBI S.A. as lead manager and Banco Bradesco S.A. as co-manager, dated November 7, 2012 — English Summary (incorporated by reference to Exhibit 2.13 to Form 20-F of Ultrapar Participações S.A. filed on April 30, 2013).

2.13	2014 Ultra S.A. Shareholders’ Agreement dated February 24, 2014 (incorporated by reference to Item 2 of the report on Form 6-K furnished by Ultrapar Participações S.A. on February 25, 2014).

4.1	Share Sale and Purchase Agreement related to the sale and purchase of the entire share capital of Shell Gás (LPG) Brasil S.A. (incorporated by reference to Exhibit 10.2 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005).

4.2	Form of agreement between Ultragaz and independent dealers (incorporated by reference to Exhibit 10.4 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005, as amended).

4.3	Take or pay agreement between Tequimar and CODEBA (incorporated by reference to Exhibit 10.5 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005, as amended).

4.4	The Investment Agreement entered into by and among Ultrapar, Petrobras and Braskem dated March 18, 2007 — English translation, as amended by the Amendment to Investment Agreement entered into by and among Ultrapar, Petrobras and Braskem dated April 18, 2007 — English Summary (incorporated by reference to Exhibit 4.4 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

4.5	Share Purchase Agreement entered into by and among Ultrapar, Petrobras, Braskem and the Key Shareholders of RPR, DPPI and CBPI, dated March 18, 2007 — English Summary (incorporated by reference to Exhibit 4.5 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

4.6	Braskem/Petrobras Asset Security Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Summary (incorporated by reference to Exhibit 4.6 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

4.7	Petrobras Asset Security Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Summary (incorporated by reference to Exhibit 4.7 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

4.8	Ethylene Supply Agreement between Braskem S.A. and Oxiteno Nordeste S.A. Indústria e Comércio, dated June 13, 2008 — English Summary (incorporated by reference to Exhibit 4.8 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

4.9	Fourth Amendment to the Ethylene Supply Agreement between Braskem S.A. and Oxiteno Nordeste S.A. Indústria e Comércio, dated January 1, 2013 — English Summary (incorporated by reference to Exhibit 4.9 to Form 20-F of Ultrapar Participações S.A. filed on April 30, 2013).

4.10	Share Purchase Agreement between Ultrapar Participações S.A.’s subsidiary Terminal Químico de Aratu S.A. and Unipar, dated June 6, 2008, including Amendment dated September 22, 2008 — English Summary (incorporated by reference to Exhibit 4.8 to From 20-F of Ultrapar Participações S.A. filed on June 29, 2009).

4.11	Ethylene Supply Agreement between Petroquímica União S.A. and Oxiteno S.A. Indústria e Comércio, dated August 1, 2008 — English Summary (incorporated by reference to Exhibit 4.10 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

4.12	Securities Purchase Agreement entered into by and among Chevron, CBL, Galena and SBP, dated August 14, 2008 (incorporated by reference to Exhibit 4.9 to Form 20-F of Ultrapar Participações S.A. filed on June 29, 2009).

4.13	Revolving Line of Credit Agreement among Banco Nacional de Desenvolvimento Econômico e Social (BNDES), Companhia Brasileira de Petróleo Ipiranga, Companhia Ultragaz S/A, Oleoquímica Indústria e Comércio de Produtos Químicos Ltda, Oxiteno Nordeste S/A Indústria e Comércio, Tequimar — Terminal Químico de Aratu S/A, Tropical Transportes Ipiranga Ltda. and Ultrapar Participações S.A., dated December 16, 2008 — English Summary (incorporated by reference to Exhibit 4.12 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

4.14	Amendment No. 1 to Securities Purchase Agreement entered into by and among Chevron, CBL, Galena and SBP, dated March 30, 2009 (incorporated by reference to Exhibit 4.10 to Form 20-F of Ultrapar Participações S.A. filed on June 29, 2009).

4.15	Line of Credit Agreements between Banco do Brasil S.A. and Ipiranga Produtos de Petróleo S.A., each dated June 16, 2010 — English Summary (incorporated by reference to Exhibit 4.10 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

4.16	Amendment to the line of Credit Agreements between Banco do Brasil S.A. and Ipiranga Produtos de Petróleo S.A., each dated February 7, 2013 — English Summary (incorporated by reference to Exhibit 4.16 to Form 20-F of Ultrapar Participações S.A. filed on April 30, 2013).

4.17	Association and Other Covenants Agreement to effect the merger of shares (incorporação de ações) of Extrafarma with Ultrapar — English Summary.

4.18	Protocol and Justification of Incorporação de Ações (merger of shares) issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by Ultrapar Participações S.A. (incorporated by reference to the report on Form 6-K furnished by Ultrapar Participações S.A. on December 27, 2013).

6.1	Statement regarding computation of per share earnings (incorporated by reference to Note 29 to our consolidated financial statements included in this annual report).

8.1	List of subsidiaries of Ultrapar (incorporated by reference to Note 3 to our consolidated financial statements included in this annual report).

11.1	Code of Ethics, amended on July 31, 2013 (incorporated by reference to the report on Form 6-K furnished by Ultrapar Participações S.A. on August 1, 2013).

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Documentation with respect to our corporate restructuring of 2002 (incorporated by reference to the reports on Form 6-K, furnished on October 15, 2002, November 1, 2002 and December 6, 2002).

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

Date: April 30, 2014

Ultrapar Participações S.A. Consolidated Financial Statements for the Year Ended December 31, 2013 and Independent Auditors’ Reports on Financial Statements

Ultrapar Participações S.A. and Subsidiaries

Consolidated Financial Statements for the Years

Ended December 31, 2013, 2012 and 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Ultrapar Participações S.A.

São Paulo - SP - Brazil

We have audited the accompanying consolidated balance sheets of Ultrapar Participações S.A. and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated income statements and statements of comprehensive income, changes in equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board—PCAOB (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ultrapar Participações S.A. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended, in conformity with International Financial Reporting Standards—IFRS, as issued by the International Accounting Standards Board—IASB.

As discussed in Note 2.v) to the consolidated financial statements, the accompanying 2012 financial statements have been retrospectively adjusted for the adoption of IFRS 11—Joint Arrangements and amendments to IAS 19 (Revised 2011) - Employee Benefits and IAS 1 (Revised 2007) – Presentation of Financial Statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board—PCAOB (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission—COSO, and our report, dated April 30, 2014, expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

April 30, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Ultrapar Participações S.A.

São Paulo - SP - Brazil

We have audited the accompanying consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows of Ultrapar Participações S.A. and subsidiaries (the “Company”) for the year ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Ultrapar Participações S.A. and subsidiaries for the year ended December 31, 2011, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

As described in explanatory note 2.v., the Company adopted the provisions of IFRS 11—Joint Arrangements and IAS 19—Employee Benefits in 2013, which included the disclosure of the January 1, 2012 balance sheet.

/s/ KPMG Auditores Independentes

São Paulo, Brazil

February 15, 2012, except for explanatory note 2.v. to the consolidated financial statements as to which the date is April 30, 2014.

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of December 31, 2013, December 31, 2012 and January 1, 2012

(In thousands of Brazilian Reais)

	Note	12/31/2013	12/31/2012 Restated (*)	01/01/2012 Restated (*)
Assets
Current assets
Cash and cash equivalents	4	2,276,069	2,021,114	1,765,506
Financial investments	4	1,149,132	961,184	819,344
Trade receivables, net	5	2,321,537	2,306,521	2,023,405
Inventories, net	6	1,592,513	1,290,694	1,303,495
Recoverable taxes, net	7	479,975	477,959	466,518
Dividends receivable		177	1,292	—
Other receivables		19,361	20,463	20,248
Prepaid expenses, net	10	65,177	53,811	39,913

Total current assets		7,903,941	7,133,038	6,438,429
Non-current assets
Financial investments	4	118,499	149,530	74,437
Trade receivables, net	5	124,478	137,359	117,716
Related parties	8.a	10,858	10,858	10,144
Deferred income and social contribution taxes	9.a	376,132	469,331	510,965
Recoverable taxes, net	7	37,365	49,070	81,395
Escrow deposits	23	614,912	533,729	469,185
Other receivables		6,634	10,978	1,312
Prepaid expenses, net	10	97,805	79,652	67,869

Investments
In joint ventures	11.a	44,386	28,209	120,803
In associates	11.b	11,741	12,670	12,626
Other		2,814	2,814	2,764
Property, plant and equipment, net	12;14.i	4,860,225	4,667,020	4,250,924
Intangible assets, net	13	2,168,755	1,965,296	1,539,132

Total non-current assets		8,474,604	8,116,516	7,259,272

Total assets		16,378,545	15,249,554	13,697,701

The accompanying notes are an integral part of these financial statements.

(*)	Refer to Note 2 (v) for the effects of the restatement.

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of December 31, 2013, December 31, 2012 and January 1, 2012

(In thousands of Brazilian Reais)

	Note	12/31/2013	12/31/2012 Restated (*)	01/01/2012 Restated (*)
Liabilities
Current liabilities
Loans	14	1,767,824	1,573,031	1,300,284
Debentures	14.g	60,377	52,950	1,002,451
Finance leases	14.i	1,788	1,974	2,222
Trade payables	15	968,950	1,297,735	1,066,786
Salaries and related charges	16	297,654	252,526	267,220
Taxes payable	17	116,322	107,673	109,208
Dividends payable	20.g	242,207	222,351	163,791
Income and social contribution taxes payable		113,922	75,235	36,151
Post-employment benefits	24.b	11,922	10,035	11,718
Provision for assets retirement obligation	18	3,449	3,719	7,251
Provision for tax, civil and labor risks	23.a	69,306	49,514	40,986
Other payables		93,040	56,453	55,368
Deferred revenue	19	17,731	18,054	19,731

Total current liabilities		3,764,492	3,721,250	4,083,167
Non-current liabilities
Loans	14	3,697,999	3,151,689	3,195,706
Debentures	14.g	1,399,035	1,395,269	—
Finance leases	14.i	42,603	40,939	41,431
Related parties	8.a	3,872	3,872	3,971
Deferred income and social contribution taxes	9.a	101,499	84,924	37,438
Provision for tax, civil and labor risks	23.a	569,714	550,963	512,215
Post-employment benefits	24.b	99,374	118,460	97,478
Provision for assets retirement obligation	18	66,212	66,692	60,253
Other payables		77,725	99,565	90,625
Deferred revenue	19	9,134	9,853	8,724

Total non-current liabilities		6,067,167	5,522,226	4,047,841
Shareholders’ equity
Share capital	20.a	3,696,773	3,696,773	3,696,773
Capital reserve	20.c	20,246	20,246	9,780
Treasury shares	20.b	(114,885)	(114,885)	(118,234)
Revaluation reserve	20.d	6,107	6,713	7,075
Profit reserves	20.e	2,706,632	2,224,549	1,831,757
Additional dividends to the minimum mandatory dividends	20.g	161,584	147,195	122,239
Valuation adjustments	2.c;2.o; 20.f	5,428	(12,615)	(4,436)
Cumulative translation adjustments	2.r;20.f	38,076	12,621	(4,426)

Shareholders’ equity attributable to:
Shareholders of the Company		6,519,961	5,980,597	5,540,528
Non-controlling interests in subsidiaries		26,925	25,481	26,165

Total shareholders’ equity		6,546,886	6,006,078	5,566,693

Total liabilities and shareholders’ equity		16,378,545	15,249,554	13,697,701

The accompanying notes are an integral part of these financial statements.

(*)	Refer to Note 2 (v) for the effects of the restatement.

Ultrapar Participações S.A. and Subsidiaries

Income statements

For the years ended December 31, 2013, 2012 and 2011

(In thousands of Brazilian Reais, except earnings per share)

	Note	2013	2012 Restated (*)	2011 Restated (*)
Net revenue from sales and services	25	60,940,246	53,868,926	48,628,701
Cost of products and services sold	26	(56,165,382)	(49,768,137)	(45,124,282)

Gross profit		4,774,864	4,100,789	3,504,419
Operating income (expenses)
Selling and marketing	26	(1,756,376)	(1,579,589)	(1,348,579)
General and administrative	26	(1,012,316)	(891,100)	(773,730)
Income from disposal of assets	28	40,280	3,656	21,368
Other operating income, net	27	97,581	74,134	52,209

Operating income before financial income (expenses) and share of profit of joint ventures and associates		2,144,033	1,707,890	1,455,687
Financial income	29	240,562	208,155	309,084
Financial expenses	29	(578,167)	(478,478)	(616,638)
Share of profit of joint ventures and associates	11	(4,993)	10,480	13,878

Income before income and social contribution taxes		1,801,435	1,448,047	1,162,011

Income and social contribution taxes
Current	9.b	(534,481)	(356,330)	(238,580)
Deferred	9.b	(90,996)	(108,384)	(91,317)
Tax incentives	9.b;9.c	52,755	43,442	28,192

		(572,722)	(421,272)	(301,705)
Net income for the year		1,228,713	1,026,775	860,306

Net income for the year attributable to:
Shareholders of the Company		1,225,143	1,019,913	854,283
Non-controlling interests in subsidiaries		3,570	6,862	6,023
Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	30	2.2938	1.9100	1.5998
Diluted	30	2.2840	1.9022	1.5936

The accompanying notes are an integral part of these financial statements.

(*)	Refer to Note 2 (v) for the effects of the restatement.

Ultrapar Participações S.A. and Subsidiaries

Statements of comprehensive income

For the years ended December 31, 2013, 2012 and 2011

(In thousands of Brazilian Reais)

	Note	2013	2012 Restated (*)	2011 Restated (*)
Net income for the year attributable to shareholders of the Company		1,225,143	1,019,913	854,283
Net income for the year attributable to non-controlling interests in subsidiaries		3,570	6,862	6,023

Net income for the year		1,228,713	1,026,775	860,306

Items that are subsequently reclassified to profit or loss:
Valuation adjustments	2.c;20.f	(18)	(170)	2,596
Cumulative translation adjustments	2.r;20.f	25,455	17,047	14,171
Items that are not subsequently reclassified to profit or loss:
Actuarial gains (losses) of post-employment benefits, net of taxes	2.o;20.f	18,063	(8,026)	(4,633)

Total comprehensive income for the year		1,272,213	1,035,626	872,440

Total comprehensive income for the year attributable to shareholders of the Company		1,268,641	1,028,781	866,421
Total comprehensive income for the year attributable to non-controlling interest in subsidiaries		3,572	6,845	6,019

The accompanying notes are an integral part of these financial statements.

(*)	Refer to Note 2 (v) for the effects of the restatement.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in equity

For the years ended December 31, 2013, 2012 and 2011

(In thousands of Brazilian Reais, except dividends per share)

					Profit reserve			Other comprehensive income					Shareholders’ equity attributable to:
	Note	Share capital	Capital reserve	Revalua- tion reserve	Legal reserve	Statutory investments reserve	Retention of profits reserves	Valuation adjust- ments	Cumulative translation adjust- ments	Retained earnings	Treasury shares	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity
Balance as of December 31, 2010		3,696,773	7,688	7,590	180,854	—	1,333,066	(2,403)	(18,597)	—	(119,964)	68,323	5,153,330	22,253	5,175,583
Adoption of IAS 19 - Employee benefits	2.w	—	—	—	—	—	—	—	—	(11,429)	—	—	(11,429)		(11,429)
Transfer of adoption of IAS 19 - Employee benefits effects		—	—	—	—	(11,429)	—	—	—	11,429	—	—	—	—	—

Balance as of January 1, 2011 Restated (*)		3,696,773	7,688	7,590	180,854	(11,429)	1,333,066	(2,403)	(18,597)	—	(119,964)	68,323	5,141,901	22,253	5,164,154
Net income for the year		—	—	—	—	—	—	—	—	854,283	—	—	854,283	6,023	860,306
Other comprehensive income:
Valuation adjustments for financial instruments	2.c) and 20.f)	—	—	—	—	—	—	2,596	—	—	—	—	2,596	—	2,596
Actuarial loss of post employment benefits, net	2.o) and 20.f)	—	—	—	—	—	—	(4,629)	—	—	—	—	(4,629)	(4)	(4,633)

					Profit reserve			Other comprehensive income					Shareholders’ equity attributable to:
	Note	Share capital	Capital reserve	Revalua- tion reserve	Legal reserve	Statutory investments reserve	Retention of profits reserves	Valuation adjust- ments	Cumulative translation adjust- ments	Retained earnings	Treasury shares	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non- controlling interests in subsidiaries	Consolidated shareholders’ equity
Currency translation of foreign subsidiaries	2.q) and 20.f)	—	—	—	—	—	—	—	14,171	—	—	—	14,171	—	14,171

Total comprehensive income for the year		—	—	—	—	—	—	(2,033)	14,171	854,283	—	—	866,421	6,019	872,440
Sale of treasury shares		—	2,092	—	—	—	—	—	—	—	1,730	—	3,822	—	3,822
Realization of revaluation reserve	20.d)	—	—	(515)	—	—	—	—	—	515	—	—	—	—	—
Income and social contribution taxes on realization reserve of subsidiaries	20.d)	—	—	—	—	—	—	—	—	(130)	—	—	(130)	(167)	(297)
Transfer to investments reserve		—	—	—	—	385	—	—	—	(385)	—	—	—	—	—
Approval of additional dividends by the Shareholders’ Meeting		—	—	—	—	—	—	—	—	—	—	(68,323)	(68,323)	—	(68,323)
Acquisition of non-controlling interest		—	—	—	—	—	—	—	—	—	—	—	—	(82)	(82)
Allocation of net income:
Legal reserve	20.e) and 20.g)	—	—	—	42,438	—	—	—	—	(42,438)	—	—	—	—	—
Interim dividends (R$ 0.47 per share of the Company)	20.g)	—	—	—	—	—	—	—	—	(251,949)	—	—	(251,949)	—	(251,949)

					Profit reserve			Other comprehensive income					Shareholders’ equity attributable to:
	Note	Share capital	Capital reserve	Revalua- tion reserve	Legal reserve	Statutory investments reserve	Retention of profits reserves	Valuation adjust- ments	Cumulative translation adjust- ments	Retained earnings	Treasury shares	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non- controlling interests in subsidiaries	Consolidated shareholders’ equity
Proposed dividends (R$ 0.51 per share of the Company)	20.g)	—	—	—	—	—	—	—	—	(273,453)	—	122,239	(151,214)	(1,858)	(153,072)
Retention of profits	20.e) and 20.g)	—	—	—	—	280,924	—	—	—	(280,924)	—	—	—	—	—

Transfer of adoption of IAS 19 - Employee benefits effects		—	—	—	—	5,519	—	—	—	(5,519)	—	—	—	—	—

Balance as of December 31, 2011 Restated (*)		3,696,773	9,780	7,075	223,292	275,399	1,333,066	(4,436)	(4,426)	—	(118,234)	122,239	5,540,528	26,165	5,566,693
Net income for the year		—	—	—	—	—	—	—	—	1,019,913	—	—	1,019,913	6,862	1,026,775
Other comprehensive income:
Valuation adjustments for financial instruments	2.c) and 20.f)	—	—	—	—	—	—	(170)	—	—	—	—	(170)	—	(170)
Actuarial loss of post employment benefits, net	2.o) and 20.f)	—	—	—	—	—	—	(8,009)	—	—	—	—	(8,009)	(17)	(8,026)
Currency translation of foreign subsidiaries	2.q) and 20.f)	—	—	—	—	—	—	—	17,047	—	—	—	17,047	—	17,047

					Profit reserve			Other comprehensive income					Shareholders’ equity attributable to:
	Note	Share capital	Capital reserve	Revalua- tion reserve	Legal reserve	Statutory investments reserve	Retention of profits reserves	Valuation adjust- ments	Cumulative translation adjust- ments	Retained earnings	Treasury shares	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non- controlling interests in subsidiaries	Consolidated shareholders’ equity
Total comprehensive income for the year		—	—	—	—	—	—	(8,179)	17,047	1,019,913	—	—	1,028,781	6,845	1,035,626
Sale of treasury shares		—	10,466	—	—	—	—	—	—	—	3,349	—	13,815	—	13,815
Realization of revaluation reserve	20.d	—	—	(362)	—	—	—	—	—	362	—	—	—	—	—
Income and social contribution taxes on realization reserve of subsidiaries	20.d	—	—	—	—	—	—	—	—	(59)	—	—	(59)	—	(59)
Transfer to investments reserve		—	—	—	—	303	—	—	—	(303)	—	—	—	—	—
Approval of additional dividends by the Shareholders’ Meeting	20.g	—	—	—	—	—	—	—	—	—	—	(122,239)	(122,239)	—	(122,239)
Additional dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(2,640)	(2,640)
Reduction of shares of minority interests in subsidiaries		—	—	—	—	—	—	—	—	—	—	—	—	(2,896)	(2,896)
Interim dividends of non-controlling interest		—	—	—	—	—	—	—	—	—	—	—	—	(155)	(155)
Proposed dividends of non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(1,838)	(1,838)

					Profit reserve			Other comprehensive income					Shareholders’ equity attributable to:
	Note	Share capital	Capital reserve	Revalua- tion reserve	Legal reserve	Investments statutory reserve	Retention of profits reserves	Valuation adjust- ments	Cumulative translation adjust- ments	Retained earnings	Treasury shares	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non- controlling interests in subsidiaries	Consolidated shareholders’ equity
Allocation of net income:
Legal reserve	20.e and 20.g	—	—	—	50,550	—	—	—	—	(50,550)	—	—	—	—	—
Interim dividends (R$ 0.51 per share of the Company)	20.g	—	—	—	—	—	—	—	—	(273,392)	—	—	(273,392)	—	(273.392)
Proposed dividends (R$ 0.66 per share of the Company)	20.g	—	—	—	—	—	—	—	—	(354,032)	—	147,195	(206,837)	—	(206.837)
Retention of profits	20.e and 20.g	—	—	—	—	333,035	—	—	—	(333,035)	—	—	—	—	—
Transfer of adoption of IAS 19 - Employee benefits effects		—	—	—	—	8,904	—	—	—	(8,904)	—	—	—	—	—

Balance as of December 31, 2012 Restated (*)		3,696,773	20,246	6,713	273,842	617,641	1,333,066	(12,615)	12,621	—	(114,885)	147,195	5,980,597	25,481	6,006,078
Net income for the year		—	—	—	—	—	—	—	—	1,225,143	—	—	1,225,143	3,570	1,228,713

					Profit reserve			Other comprehensive income					Shareholders’ equity attributable to:
	Note	Share capital	Capital reserve	Revalua- tion reserve	Legal reserve	Investments statutory reserve	Retention of profits reserves	Valuation adjust- ments	Cumulative translation adjust- ments	Retained earnings	Treasury shares	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non- controlling interests in subsidiaries	Consolidated shareholders’ equity
Other comprehensive income:
Valuation adjustments for financial instruments	2.c) and 20.f)	—	—	—	—	—	—	(18)	—	—	—	—	(18)	—	(18)
Actuarial gain of post employment benefits, net	2.o) and 20.f)	—	—	—	—	—	—	18,061	—	—	—	—	18,061	2	18.063
Currency translation of foreign subsidiaries	2.q) and 20.f)	—	—	—	—	—	—	—	25,455	—	—	—	25,455	—	25.455

Total comprehensive income for the year		—	—	—	—	—	—	18,043	25,455	1,225,143	—	—	1,268,641	3,572	1,272,213
Realization of revaluation reserve	20.d	—	—	(606)	—	—	—	—	—	606	—	—	—	—	—
Income and social contribution taxes on realization reserve of subsidiaries	20.d	—	—	—	—	—	—	—	—	(139)	—	—	(139)	—	(139)
Transfer to investments reserve		—	—	—	—	467	—	—	—	(467)	—	—	—	—	—
Approval of additional dividends by the Shareholders’ Meeting	20.g	—	—	—	—	—	—	—	—	—	—	(147,195)	(147,195)	—	(147,195)
Additional dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(4,295)	(4,295)

					Profit reserve			Other comprehensive income					Shareholders’ equity attributable to:
	Note	Share capital	Capital reserve	Revalua- tion reserve	Legal reserve	Investments statutory reserve	Retention of profits reserves	Valuation adjust- ments	Cumulative translation adjust- ments	Retained earnings	Treasury shares	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non- controlling interests in subsidiaries	Consolidated shareholders’ equity
Prescribed dividends of non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	4,097	4,097
Proposed dividends of non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(1,930)	(1,930)
Allocation of net income:
Legal reserve	20.e and 20.g	—	—	—	61,257	—	—	—	—	(61,257)	—	—	—	—	—
Interim dividends (R$ 0.66 per share of the Company)	20.g	—	—	—	—	—	—	—	—	(354,032)	—	—	(354,032)	—	(354.032)
Proposed dividends (R$ 0.71 per share of the Company)	20.g	—	—	—	—	—	—	—	—	(389,495)	—	161,584	(227,911)	—	(227.911)
Retention of profits	20.e and 20.g	—	—	—	—	420,359	—	—	—	(420,359)	—	—	—	—	—

Balance as of December 31, 2013		3,696,773	20,246	6,107	335,099	1,038,467	1,333,066	5,428	38,076	—	(114,885)	161,584	6,519,961	26,925	6,546,886

The accompanying notes are an integral part of these financial statements.

(*)	Refer to Note 2 (v) for the effects of the restatement.

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

For the years ended December 31, 2013, 2012 and 2011

(In thousands of Brazilian Reais)

	Note	2013	2012 Restated (*)	2011 Restated (*)
Cash flows from operating activities
Net income for the year		1,228,713	1,026,775	860,306
Adjustments to reconcile net income to cash provided by operating activities
Share of profit of joint ventures and associates	11	4,993	(10,480)	(13,878)
Depreciation and amortization	12;13	778,937	693,079	577,951
PIS and COFINS credits on depreciation	12;13	12,368	11,558	10,078
Assets retirement expenses	18	(5,435)	(2,477)	(3,022)
Interest, monetary and exchange variations		612,095	615,499	731,964
Deferred income and social contribution taxes	9.b	90,996	108,384	91,317
Income from disposal of assets	28	(40,280)	(3,656)	(21,368)
Others		(172)	418	3,008
Dividends received		4,319	10,789	11,897
(Increase) decrease in current assets
Trade receivables	5	(8,357)	(247,845)	(312,798)
Inventories	6	(298,930)	48,503	(180,203)
Recoverable taxes	7	(2,016)	(4,540)	(117,421)
Other receivables		1,102	1,319	(2,693)
Prepaid expenses	10	(11,366)	(10,618)	(4,790)
Increase (decrease) in current liabilities
Trade payables	15	(328,785)	198,312	150,034
Salaries and related charges	16	45,128	(18,426)	38,622
Taxes payable	17	8,649	(2,469)	(42,060)
Income and social contribution taxes		350,813	208,153	93,078
Post-employment benefits	24.b	1,887	(1,683)	1,943
Provision for tax, civil and labor risks	23.a	19,792	8,528	1,721
Other payables		36,587	(219)	26,235
Deferred revenue	19	(323)	(1,677)	5,159
(Increase) decrease in non-current assets
Trade receivables	5	13,031	(19,644)	(21,048)
Recoverable taxes	7	11,705	32,326	(26,359)
Escrow deposits		(81,183)	(64,544)	(88,722)
Other receivables		2,221	(9,665)	(617)
Prepaid expenses	10	(18,153)	1,523	(27,863)
Increase (decrease) in non-current liabilities
Post-employment benefits	24.b	8,283	8,823	(4,773)
Provision for tax, civil and labor risks	23.a	18,751	38,614	41,727
Other payables		(21,839)	(3,060)	24,988
Deferred revenue	19	(719)	1,129	2,812
Income and social contribution taxes paid		(312,126)	(169,069)	(131,478)

Net cash provided by operating activities		2,120,686	2,443,660	1,673,747

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

For the years ended December 31, 2013, 2012 and 2011

(In thousands of Brazilian Reais)

	Note	2013	2012 Restated (*)	2011 Restated (*)
Cash flows from investing activities
Financial investments, net of redemptions		(156,917)	(216,907)	(409,724)
Acquisition of subsidiaries, net	3.a ;3.b	(6,033)	(168,668)	(76,430)
Cash and cash equivalents of acquired subsidiaries		—	8,915	2,151
Financial investments of acquired subsidiaries		—	3,426	—
Acquisition of property, plant and equipment	12	(661,215)	(754,010)	(696,580)
Acquition of intangible assets	13	(542,936)	(594,770)	(365,793)
Capital increase in joint ventures	11.a	(24,945)	(4,055)	—
Capital reduction in associates	11.b	1,500	—	—
Cash of joint ventures merged	11.a	—	95,004	—
Proceeds from disposal of assets	27	102,646	66,065	101,169

Net cash provided by (used in) investing activities		(1,287,900)	(1,565,000)	(1,445,207)

Cash flows from financing activities
Loans and debentures
Borrowings	14	1,446,024	2,753,781	951,817
Repayments	14	(760,626)	(2,437,803)	(1,195,510)
Interest paid	14	(548,497)	(331,792)	(344,697)
Payment of financial lease	14.i	(4,348)	(4,611)	(6,996)
Dividends paid		(711,410)	(548,541)	(502,036)
Payment of loan with Noble Brasil	3.b	—	(49,982)	—
Reduction of minority interests in subsidiaries		—	(2,896)	(82)
Related parties		—	(813)	3,772

Net cash used in financing activities		(578,857)	(622,657)	(1,093,732)

Effect of exchange rate changes on cash and cash equivalents in foreign currency		1,026	(395)	698

Increase (decrease) in cash and cash equivalents		254,955	255,608	(864,494)

Cash and cash equivalents at the beginning of the year	4	2,021,114	1,765,506	2,630,000
Cash and cash equivalents at the end of the year	4	2,276,069	2,021,114	1,765,506
Additional information:
Loan of acquired subsidiaries	3.a; 3.b	—	136,256	—

The accompanying notes are an integral part of these financial statements.

(*)	Refer to Note 2 (v) for the effects of the restatement.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”), is a publicly-traded company headquartered at the Brigadeiro Luis Antônio Avenue, 1343 in the city of Săo Paulo – SP, Brazil.

The Company engages in the investment of its own capital in services, commercial and industrial activities, by the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas - LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”). The Company also operates in oil refining through its joint venture in Refinaria de Petróleo Riograndense S.A. (“RPR”).

On September 30, 2013, in order to operate in the retail and wholesale pharmacy segment, Ultrapar signed an association agreement with Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”), which operates a drugstore chain in Brazil through the brand Extrafarma. The closing of the transaction occurred on January 31, 2014 (see Note 31 – Subsequent events).

2.	Summary of significant accounting policies

The Company’s consolidated financial statements are presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The presentation currency of the consolidated financial statements is the Brazilian Real (“R$”), which is the Company’s functional currency.

The accounting policies described below were applied by the Company and its subsidiaries in a consistent manner for all periods presented in these consolidated financial statements.

a.	Recognition of income

Revenue is measured at the fair value of the consideration received or receivable, net of sales returns, discounts and other deductions, if applicable.

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

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Financial instruments

In accordance with International Accounting Standards (“IAS”) 32, IAS 39 and IFRS 7, the financial instruments of the Company and its subsidiaries are classified in accordance with the following categories:

•

Measured at fair value through profit or loss: financial assets and liabilities held for trading, that is, acquired or incurred principally for the purpose of selling or repurchasing in the near term, and derivatives. The balances are stated at fair value. The interest earned, the exchange variation and changes in fair value are recognized in profit or loss.

•

Held to maturity: non-derivative financial assets with fixed or determinable payments, and fixed maturities for which the entity has the positive intention and ability to hold to maturity. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method.

•

Available for sale: non-derivative financial assets that are designated as available for sale or that are not classified into other categories at initial recognition. The balances are stated at fair value and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and acquisition cost plus the interest earned are recognized in other comprehensive income in the shareholders’ equity. Accumulated gains and losses recognized in the shareholders’ equity are reclassified to profit or loss in case of prepayment.

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

•

Hedge accounting - fair value hedge: in the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

•

Hedge accounting - hedge of net investments in foreign operation: derivative financial instrument used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective is recognized directly in equity in accumulated other comprehensive income, while the ineffective portion is recognized in profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in income upon disposal of the foreign operation.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

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

f.	Investments in associates and joint ventures

An associate is an entity over which the Company and its subsidiaries has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

Investments in associates and joint ventures are accounted for under the equity method of accounting (see Note 11).

Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

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

Certain lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the Company and its subsidiaries. These contracts are characterized as finance leases, and assets thereunder are capitalized at lease commencement at their fair value or, if lower, present value of the minimum lease payments under the contracts. The items recognized as assets are depreciated and amortized using the straight-line method based on the useful lives applicable to each group of assets as mentioned in Notes 12 and 13. Financial charges under the finance lease contracts are allocated to profit or loss over the lease contract term, based on the amortized cost and the effective interest rate method of the related lease obligation (see Note 14.i).

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

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the criteria below (see Note 13):

•

Goodwill is carried net of accumulated amortization as of December 31, 2008, when it ceased to be amortized. Goodwill generated since January 1, 2009 is shown as intangible asset corresponding to the positive difference between the amount paid or payable to the seller and the fair values of the identiable assets acquired and liabilities assumed of the acquired entity, and is tested annually for impairment. Goodwill is allocated to the respective cash generating units (“CGU”) for impairment testing purposes.

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

The Company and its subsidiaries have not recognized intangible assets that were created internally. The Company and its subsidiaries have not recognized intangible assets that have an indefinite useful life, except for goodwill and the “am/pm” brand.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

j.	Other assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value (see Note 2.u).

k.	Financial liabilities

The Company and its subsidiaries’ financial liabilities include trade payables and other payables, loans, debentures and hedging instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortized cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – fair value hedge). The financial liabilities at amortized cost are stated at the initial transaction amount plus related charges and transaction costs, net of amortization. The charges are recognized in profit or loss using the effective interest rate method (see Note 14.j).

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt or equity instruments, are allocated to the instrument and amortized to profit or loss over its term, using the effective interest rate method.

l.	Income and social contribution taxes on income

Current income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on taxable profit of the year, which differs from profit before taxes as reported in the statement of income because of items of income and expense that are taxable or deductible in other years and items that are never taxable or deductible, and considering the value of tax incentives. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the laws enacted on the last day of the reporting period. The current rates in Brazil are 25% for income tax and 9% for social contribution on net income tax. For further details about recognition and realization of IRPJ and CSLL, see Note 9.

The Company and its subsidiaries recognize deferred taxes resulting from tax loss carryforwards, temporary differences, negative tax bases and revaluation of property, plant and equipment, among others. Deferred tax assets are generally recognized for all deductible temporary differences and tax loss carryforwards to the extent that it is probable that taxable profits will be available against which they can be utilized. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

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

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

n.	Provisions for tax, civil and labor risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on evaluation of the outcomes of the legal proceedings (see Note 23 items a,b,c,d).

o.	Post-employment benefits

Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary, using the projected unit credit method (see Note 24.b). The actuarial gains and losses are recognized in other comprehensive income and presented in the shareholder’s equity. Past service cost is recognized through the income statement.

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

r.	Basis for translation of financial statements of foreign subsidiaries

Assets and liabilities of the foreign subsidiaries, denominated in currencies other than that of the Company (functional currency: Brazilian Real), which have administrative autonomy, are translated using the exchange rate at the end of the reporting period. Revenues and expenses are translated using the average exchange rate of each period and shareholders’ equity are translated at the historic exchange rate of each transaction affecting shareholders’ equity. Gains and losses resulting from changes in these foreign investments are directly recognized in the shareholders’ equity as cumulative translation adjustments and will be recognized in profit or loss if these investments are disposed of. The recognized balance in other comprehensive income and presented in the shareholders’ equity as cumulative translation adjustments as of December 31, 2013 was a gain of R$ 38,076 (gain of R$ 12,621 as of December 31, 2012 and loss of R$ 4,426 on January 1, 2012).

The foreign subsidiaries with functional currency different from the Company and which have administrative autonomy, are listed below:

Subsidiary	Functional currency	Location

Oxiteno México S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Corporativos S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Industriales de C.V.	Mexican Peso	Mexico
Oxiteno USA LLC	U.S. Dollar	United States
Oxiteno Andina, C.A.	Bolivar	Venezuela
Oxiteno Uruguay S.A.	U.S. Dollar	Uruguay

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

According to IAS 29, Venezuela is classified as a hyperinflationary economy. As a result, the financial statements of Oxiteno Andina, C.A. (“Oxiteno Andina”) were adjusted by the Venezuelan Consumer Price Index.

The subsidiary Oxiteno Uruguay S.A. (“Oxiteno Uruguay”) determined its functional currency as the U.S. dollar, as its sales and purchases of goods, and financing activities are performed substantially in this currency.

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered as an extension of the activities of their parent company and are translated using the exchange rate at the end of the reporting period. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income or loss. The gain recognized in income in 2013 amounted to R$ 4,845 (R$ 2,347 gain in 2012 and R$ 1,811 gain in 2011).

s.	Use of estimates, assumptions and judgments

The preparation of the financial statements requires the use of estimates, assumptions and judgments for the accounting of certain assets, liabilities and income. Therefore, Company and subsidiaries’ management use the best information available at the time of preparation of the financial statements, as well as the experience of past and current events, also considering assumptions regarding future events. The financial statements therefore include estimates, assumptions and judgments related mainly to determining the fair value of financial instruments (Notes 4, 14 and 22), the determination of the allowance for doubtful accounts (Notes 5 and 22), the determination of provisions for losses of inventories (Note 6), the determination of deferred income taxes amounts (Note 9), the useful life of property, plant and equipment (Note 12), the useful life of intangible assets and the determination of the recoverable amount of goodwill (Note 13), provisions for assets retirement obligations (Note 18), tax, civil and labor provisions (Note 23 items a,b,c,d) and estimates for the preparation of actuarial reports (Note 24.b). The actual result of the transactions and information may differ from their estimates.

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

The fair value less costs of disposal is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs and taxes.

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

No impairment was recognized in the periods presented (see Note 13.i).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

u.	Adjustment to present value

Some of the Company’s subsidiaries recognized a present value adjustment to Tax on Goods and Services (“ICMS”, the Brazilian VAT) credit balances related to property, plant and equipment (CIAP – see Note 7). Because recovery of these credits occurs over a 48 months period, the present value adjustment reflects, in the financial statements, the time value of the ICMS credits to be recovered. The balance of these adjustment to present value totalized R$ 354 as of December 31, 2013 (R$ 747 as of December 31, 2012 and R$ 3,007 as of January 1, 2012).

The Company and its subsidiaries reviewed all items classified as non-current and, when relevant, current assets and liabilities and did not identify the need to recognize other present value adjustments.

v.	Adoption of the pronouncements issued by IFRS

The following standards are effective on January 1st, 2013 and have impacted the Company’s financial statements previously disclosed for December 31, 2012 and 2011.

(1) adoption of IFRS 11 - Joint arrangements: the investments in RPR, Maxfácil Participações S.A. (“Maxfácil”), Uniăo Vopak Armazéns Gerais Ltda. (“Uniăo Vopak”) and ConectCar Soluções de Mobilidade Eletrônica S.A. (“Conectcar”) are no longer proportionally consolidated and are accounted for using the equity method.

(2) amendments to IAS 19 (Revised 2011) - Employee benefits: actuarial gains and losses are no longer recognized in the income statement and are recognized in shareholders’ equity as accumulated other comprehensive income. Past service costs are recognized in retained earnings within shareholders’ equity in the date of transition. From the date of transition, past service costs will be recognized in income statements when measured.

As a result of the adoption of IFRS 11 and IAS 19 (Revised 2011), the corresponding figures relating to the prior years, presented as comparative information, have been adjusted and are restated as required by international standard IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors and international standard IAS 1 (Revised 2007) - Presentation of Financial Statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the effects of adopting these standards on the consolidated balance sheets as of December 31, 2012 and January 1, 2012 and on the consolidated income statements and consolidated statement of cash flow for the years ended December 31, 2012 and 2011:

Balance sheet

	12/31/2012 presented	IFRS 11 effects	IAS 19 (R2011) effects	12/31/2012 restated
Current assets
Cash and cash equivalents	2,050,051	(28,937)	—	2,021,114
Financial investments	962,136	(952)	—	961,184
Trade receivables, net	2,306,798	(277)	—	2,306,521
Inventories, net	1,299,807	(9,113)	—	1,290,694
Recoverable taxes, net	483,201	(5,242)	—	477,959
Dividends receivable	—	1,292	—	1,292
Other receivables	20,541	(78)	—	20,463
Prepaid expenses, net	54,036	(225)	—	53,811

Total current assets	7,176,570	(43,532)	—	7,133,038
Non-current assets
Deferred income and social contribution taxes	465,190	(834)	4,975	469,331
Escrow deposits	534,009	(280)	—	533,729
Prepaid expenses, net	80,856	(1,204)	—	79,652
Investments in joint ventures	—	28,209	—	28,209
Property, plant and equipment, net	4,701,406	(34,386)	—	4,667,020
Intangible assets, net	1,968,615	(3,319)	—	1,965,296
Other non-current assets	373,279	—	—	373,279

Total non-current assets	8,123,355	(11,814)	4,975	8,116,516

Total assets	15,299,925	(55,346)	4,975	15,249,554

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2012 presented	IFRS 11 effects	IAS 19 (R2011) effects	12/31/2012 restated
Current liabilities
Loans	1,573,463	(432)	—	1,573,031
Debentures	65,663	(12,713)	—	52,950
Trade payables	1,312,268	(14,533)	—	1,297,735
Salaries and related charges	254,566	(2,040)	—	252,526
Taxes payable	107,822	(149)	—	107,673
Dividends payable	222,370	(19)	—	222,351
Income and social contribution taxes payable	75,363	(128)	—	75,235
Post-employment benefits	11,624	(1,589)	—	10,035
Provision for tax, civil and labor risks	50,052	(538)	—	49,514
Other payables	52,514	3,939	—	56,453
Other current liabilities	23,747	—	—	23,747

Total current liabilities	3,749,452	(28,202)	—	3,721,250
Non-current liabilities
Loans	3,153,096	(1,407)	—	3,151,689
Debentures	1,403,571	(8,302)	—	1,395,269
Provision for tax, civil and labor risks	551,606	(643)	—	550,963
Post-employment benefits	120,619	(16,792)	14,633	118,460
Other non-current liabilities	305,845	—	—	305,845

Total non-current liabilities	5,534,737	(27,144)	14,633	5,522,226
Total shareholders’ equity	6,015,736	—	(9,658)	6,006,078

Total liabilities and shareholders’ equity	15,299,925	(55,346)	4,975	15,249,554

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2011 presented	IFRS 11 effects	IAS 19 (R2011) effects	01/01/2012 restated
Current assets
Cash and cash equivalents	1,790,954	(25,448)	—	1,765,506
Financial investments	916,936	(97,592)	—	819,344
Trade receivables, net	2,026,417	(3,012)	—	2,023,405
Inventories, net	1,310,132	(6,637)	—	1,303,495
Recoverable taxes, net	470,511	(3,993)	—	466,518
Other receivables	20,323	(75)	—	20,248
Prepaid expenses, net	40,221	(308)	—	39,913

Total current assets	6,575,494	(137,065)	—	6,438,429
Non-current assets
Deferred income and social contribution taxes	510,135	(4,601)	5,431	510,965
Escrow deposits	469,381	(196)	—	469,185
Prepaid expenses, net	69,198	(1,329)	—	67,869
Investments in joint ventures	—	120,803	—	120,803
Property, plant and equipment, net	4,278,931	(28,007)	—	4,250,924
Intangible assets, net	1,539,177	(45)	—	1,539,132
Other non-current assets	300,423	(29)	—	300,394

Total non-current assets	7,167,245	86,596	5,431	7,259,272

Total assets	13,742,739	(50,469)	5,431	13,697,701

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2011 presented	IFRS 11 effects	IAS 19 (R2011) effects	01/01/2012 restated
Current liabilities
Loans	1,300,326	(42)	—	1,300,284
Trade payables	1,075,103	(8,317)	—	1,066,786
Salaries and related charges	268,345	(1,125)	—	267,220
Taxes payable	109,653	(445)	—	109,208
Dividends payable	163,802	(11)	—	163,791
Income and social contribution taxes payable	38,620	(2,469)	—	36,151
Post-employment benefits	13,282	(1,564)	—	11,718
Provision for tax, civil and labor risks	41,347	(361)	—	40,986
Other payables	55,643	(275)	—	55,368
Other current liabilities	1,031,655	—	—	1,031,655

Total current liabilities	4,097,776	(14,609)	—	4,083,167
Non-current liabilities
Loans	3,196,102	(396)	—	3,195,706
Debentures	19,102	(19,102)	—	—
Deferred income and social contribution taxes	37,980	(542)	—	37,438
Provision for tax, civil and labor risks	512,788	(573)	—	512,215
Post-employment benefits	96,751	(15,247)	15,974	97,478
Other non-current liabilities	205,004	—	—	205,004

Total non-current liabilities	4,067,727	(35,860)	15,974	4,047,841
Total shareholders’ equity	5,577,236	—	(10,543)	5,566,693

Total liabilities and shareholders’ equity	13,742,739	(50,469)	5,431	13,697,701

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Income statement

	12/31/2012 presented	IFRS 11 effects	IAS 19 (R2011) effects	12/31/2012 restated
Net revenue from sales and services	53,919,424	(50,498)	—	53,868,926
Cost of products and services sold	(49,797,200)	29,063	—	(49,768,137)
Selling and marketing, general and administrative and other operating income, net	(2,416,974)	6,918	13,501	(2,396,555)
Income from disposal of assets	3,676	(20)	—	3,656
Financial income, net	(262,496)	(7,827)	—	(270,323)
Income and social contribution taxes	(428,756)	12,074	(4,590)	(421,272)
Share of profit of joint ventures and associates	190	10,290	—	10,480

Net income for the year	1,017,864	—	8,911	1,026,775
Shareholders of the Company	1,011,009	—	8,904	1,019,913
Non-controlling interests in subsidiaries	6,855	—	7	6,862

	12/31/2011 presented	IFRS 11 effects	IAS 19 (R2011) effects	12/31/2011 restated
Net revenue from sales and services	48,661,304	(32,603)	—	48,628,701
Cost of products and services sold	(45,139,601)	15,319	—	(45,124,282)
Selling and marketing, general and administrative and other operating income, net	(2,091,094)	12,632	8,362	(2,070,100)
Income from disposal of assets	21,390	(22)	—	21,368
Financial income, net	(296,504)	(11,050)	—	(307,554)
Income and social contribution taxes	(300,900)	2,038	(2,843)	(301,705)
Share of profit of joint ventures and associates	192	13,686	—	13,878
Net income for the year	854,787	—	5,519	860,306

Shareholders of the Company	848,764	—	5,519	854,283
Non-controlling interests in subsidiaries	6,023	—	—	6,023

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Statement of cash flow

	12/31/2012 presented	IFRS 11 effects	IAS 19 (R2011) effects	12/31/2012 restated
Net cash provided by operating activities	2,449,866	(6,129)	—	2,443,737
Net cash used in investing activities	(1,571,747)	6,747	—	(1,565,000)
Net cash used in financing activities	(618,627)	(4,107)	—	(622,734)
Increase (decrease) in cash and cash equivalents	259,097	(3,489)	—	255,608
Cash and cash equivalents at the beginning of the year	1,790,954	(25,448)	—	1,765,506
Cash and cash equivalents at the end of the year	2,050,051	(28,937)	—	2,021,114

	12/31/2011 presented	IFRS 11 effects	IAS 19 (R2011) effects	12/31/2011 restated
Net cash provided by operating activities	1,710,133	(36,386)	—	1,673,747
Net cash used in investing activities	(1,457,876)	12,669	—	(1,445,207)
Net cash used in financing activities	(1,104,419)	10,687	—	(1,093,732)
Increase (decrease) in cash and cash equivalents	(851,464)	(13,030)	—	(864,494)
Cash and cash equivalents at the beginning of the year	2,642,418	(12,418)	—	2,630,000
Cash and cash equivalents at the end of the year	1,790,954	(25,448)	—	1,765,506

Statement of comprehensive income

	12/31/2012 presented	IFRS 11 effects	IAS 19 (R2011) effects	12/31/2012 restated
Net income for the year	1,017,864	—	8,911	1,026,775
Valuation adjustments	(170)	—	—	(170)
Cumulative translation adjustments	17,047	—	—	17,047
Actuarial losses of post-employment benefits	—	—	(8,026)	(8,026)
Total comprehensive income for the year	1,034,741	—	885	1,035,626

	12/31/2011 presented	IFRS 11 effects	IAS 19 (R2011) effects	12/31/2011 restated
Net income for the year	854,787	—	5,519	860,306
Valuation adjustments	2,596	—	—	2,596
Cumulative translation adjustments	14,171	—	—	14,171
Actuarial losses of post-employment benefits	—	—	(4,633)	(4,633)
Total comprehensive income for the year	871,554	—	886	872,440

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

The following standards were effective and adopted by the Company on January 1st, 2013 and have impacted only presentation and disclosure of financial statements, without impacting the recognition and measurement criteria:

•	Consolidated financial statements – IFRS 10 and transition guidance: provides a single consolidation model that identifies control as the basis for consolidation for all types of entities.

•	Disclosure of interests in other entities – IFRS 12 and transition guidance: expands the current disclosure requirements in respect of entities where the Company has influence.

•

Amendments to IAS 27 – Separate financial statements: IAS 27 requirements related to consolidated financial statements are replaced by IFRS 10. The requirements for separate financial statements are maintained.

•	Amendments to IAS 28 – Investments in associates and joint ventures: revision of IAS 28 to include the changes introduced by IFRSs 10, 11 and 12.

•

Fair value measurement – IFRS 13: replaces and consolidates in a single standard all the guidance and requirements in respect of fair value measurement contained in other IFRSs. IFRS 13 defines fair value and provides guidance on how to measure fair value and requirements for disclosure relating to fair value measurement. However, it does not introduce any new requirement or amendment with respect to items to be measured at fair value.

•

Amendments to IAS 1 – Presentation of financial statements: other comprehensive income: introduces the requirement that all items recognized in other comprehensive income be separated into and totaled as items that are and items that are not subsequently reclassified to profit or loss.

•	Amendments to IFRS 7 – Financial instruments: offsetting financial assets and liabilities: requires information about all recognized financial instruments that are set off in accordance with IAS 32.

Certain standards, amendments and interpretations to IFRS issued by IASB that have been issued but are not yet effective were not applied as of December 31, 2013, as follows:

	Effective date
Amendments to IAS 32 – Financial instruments: presentation: provides clarifications on the application of the offsetting rules.	2014
IFRS 9 (and corresponding 2010 and 2013 amendments) – Financial instruments’ classification and measurement: includes new requirements for the classification and measurement of financial assets and liabilities, derecognition requirements, new impairment methodology for financial instruments and new hedge accounting guidance (as issued in November, 2013).	2015	(*)

(*)	the amendments issued by the IASB in November, 2013 removed the January 1st, 2015 mandatory effective date.

The Company is assessing the potential effects of these standards.

x.	Authorization for issuance of the financial statements

These financial statements were authorized for issue by the Board of Officers on April 30, 2014.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

3.	Principles of consolidation and investments in subsidiaries

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of a subsidiary. Income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated income statement and other comprehensive income from the date the Company gains control until the date when the Company ceases to control the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

The consolidated financial statements were prepared following the basic principles of consolidation established by IFRS 10. Investments of one company in another, balances of asset and liability accounts and revenues and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated shareholders’ equity and net income.

The consolidated financial statements include the following direct and indirect subsidiaries:

		% interest in the share
		12/31/2013		12/31/2012		01/01/2012
		Control		Control		Control
	Location	Direct control	Indirect control	Direct control	Indirect control	Direct control	Indirect control
Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	100	—	100	—	100	—
Terminal Químico de Aratu S.A. – Tequimar	Brazil	—	99	—	99	—	99
Temmar- Terminal Marítimo do Maranhăo S.A.	Brazil	—	—	—	100	—	—
Melamina Ultra S.A. Indústria Química	Brazil	—	—	—	99	—	99
Oxiteno S.A. Indústria e Comércio	Brazil	100	—	100	—	100	—
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	—	99	—	99	—	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	—	100	—	100	—	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	—	100	—	100	—	100
Oxiteno Uruguay S.A.	Uruguay	—	100	—	100	—	100
Barrington S.L.	Spain	—	100	—	100	—	100
Oxiteno México S.A. de C.V.	Mexico	—	100	—	100	—	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	—	100	—	100	—	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	—	100	—	100	—	100
Oxiteno USA LLC	United States	—	100	—	100	—	100
Global Petroleum Products Trading Corp.	Virgin Islands	—	100	—	100	—	100
Oxiteno Overseas Corp.	Virgin Islands	—	100	—	100	—	100
Oxiteno Andina, C.A.	Venezuela	—	100	—	100	—	100
Oxiteno Europe SPRL	Belgium	—	100	—	100	—	100
Oxiteno Colombia S.A.S	Colombia	—	100	—	100	—	100
Oxiteno Shanghai Trading LTD.	China	—	100	—	100	—	—
Empresa Carioca de Produtos Químicos S.A.	Brazil	—	100	—	100	—	100
Ipiranga Produtos de Petróleo S.A.	Brazil	100	—	100	—	100	—
am/pm Comestíveis Ltda.	Brazil	—	100	—	100	—	100
Centro de Conveniências Millennium Ltda.	Brazil	—	100	—	100	—	100
Conveniência Ipiranga Norte Ltda.	Brazil	—	100	—	100	—	100
Ipiranga Trading Limited	Virgin Islands	—	100	—	100	—	100
Tropical Transportes Ipiranga Ltda.	Brazil	—	100	—	100	—	100
Ipiranga Imobiliária Ltda.	Brazil	—	100	—	100	—	100
Ipiranga Logística Ltda.	Brazil	—	100	—	100	—	100
Isa-Sul Administraçăo e Participações Ltda.	Brazil	—	100	—	100	—	100
Companhia Ultragaz S.A.	Brazil	—	99	—	99	—	99
Distribuidora de Gás LP Azul S.A.	Brazil	—	—	—	—	—	100
Bahiana Distribuidora de Gás Ltda.	Brazil	—	100	—	100	—	100
Utingás Armazenadora S.A.	Brazil	—	57	—	57	—	57
LPG International Inc.	Cayman Islands	—	100	—	100	—	100
Imaven Imóveis Ltda.	Brazil	—	100	—	100	—	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	—	100	—	100	—	100
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	—	100	—	100	—	100

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

The subsidiary Oxiteno Shanghai Trading LTD. was formed in May 2012 and is engaged in commercial representation.

In June 2012, the company T.T.S.S.P.E. Empreendimentos e Participações was formed in order to segregate part of the production and sale of catalysts for subsequent sale, which occurred in July 2012.

In July 2012, the subsidiary Terminal Químico de Aratu S.A. (“Tequimar”), concluded the acquisition of 100% of the shares of Temmar – Terminal Marítimo do Maranhão S.A. (“Temmar”) (see Note 3.b).

In November 2012, the subsidiary Oxiteno S.A. Indústria e Comércio (“Oxiteno S.A.”) purchased 100% of the shares of American Chemical I.C.S.A., current by Oxiteno Uruguay (see Note 3.a).

In December 2012, in order to simplify the corporate structure, the subsidiary Distribuidora de Gás LP Azul S.A. was merged into Companhia Ultragaz S.A. (“Cia. Ultragaz”).

In June 2013, in order to simplify the corporate structure, the subsidiary Melamina Ultra S.A. Indústria Química was merged into subsidiary Ultracargo – Operações Logísticas e Participações Ltda. (“Ultracargo Participações”).

In December 2013, in order to simplify the corporate structure, the subsidiary Temmar was merged into Tequimar.

The Company and its subsidiaries maintain a shared equity interest in the following companies, whose bylaws establish joint control. These joint ventures are accounted for under the equity method of accounting by the Company and its subsidiaries, as required by IFRS 11 – see Note 11.b).

		% interest in the share
		12/31/2013		12/31/2012		01/01/2012
		Control		Control		Control
	Location	Direct control	Indirect control	Direct control	Indirect control	Direct control	Indirect control
Uniăo Vopak Armazéns Gerais Ltda.	Brazil	—	50	—	50	—	50
ConectCar Soluções de Mobilidade Eletrônica S.A.	Brazil	—	50	—	50	—	—
Refinaria de Petróleo Riograndense S.A.	Brazil	33	—	33	—	33	—
Maxfácil Participações S.A.	Brazil	—	—	—	—	—	50

The percentages in the table above are rounded.

In November 2012, Maxfácil Participações S.A. (“Maxfácil”) was split between the partners in proportion of their shareholdings and subsequently merged by each partner (see Note 11.b).

ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”) is a joint venture with Odebrecht TransPort Participações, formed in November 2012 (see Note 11.b).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

a)	Business combination – acquisition of American Chemical I.C.S.A. (current Oxiteno Uruguay)

On November 1st, 2012, the Company, through its subsidiary Oxiteno S.A., purchased 100% of the shares of American Chemical I.C.S.A., a Uruguayan specialty chemicals company. American Chemical owns a plant in Montevideo, with production capacity of 81 thousand tons of specialty chemicals, particularly sulfonate and sulfate surfactants for the home and personal care industries, as well as products for the leather industry. The total amount paid was R$ 113,603, including the adjustments of working capital in the amount of R$ 6,168, paid in the first quarter of 2013.

The purchase price paid for the shares was allocated among the identified assets acquired and liabilities assumed, measured at fair value. The recognition of fair values of inventories, property, plant and equipment and intangible assets was concluded in the first semester of 2013. During the process of identification of assets and liabilities, intangible assets which were not recognized in the acquired entity’s books were also taken into account. The goodwill is R$ 44,856.

The table below summarizes the assets acquired and liabilities assumed as of the acquisition date:

Current assets		Current liabilities
Cash and cash equivalents	7,147	Loans	32,481
Trade receivables	31,169	Trade payables	32,443
Inventories	33,459	Salaries and related charges	3,431
Recoverable taxes	3,163	Other	1,869

Other	1,906		70,224

	76,844
Non-current assets		Non-current liabilities
Property, plant and equipment	68,420	Loans	7,362
Intangible assets	1,969	Deferred income and social contribution taxes	8,365

Deferred income and social contribution taxes	7,465		15,727
Goodwill	44,856

	122,710	Total liabilities assumed	85,951
Total assets acquired and goodwill	199,554	Consideration transferred	113,603

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

The following summary presents the Company’s pro forma information for 2012, as if the acquisition had been completed at the beginning of this year. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results:

2012 (Restated)
Net revenue from sales and services	53,896,772
Operating income	1,706,969
Net income for the year	1,025,526
Earnings per share basic - whole R$ (see Note 30)	1.9076
Earnings per share diluted - whole R$ (see Note 30)	1.8999

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

b)	Business combination – acquisition of Temmar – Terminal Marítimo do Maranhão S.A.

On July 31, 2012, the Company, through its subsidiary Tequimar, concluded the acquisition of 100% of the shares of Temmar. Temmar’ terminal is located in the port area of Itaqui, in the state of Maranhão, in the Northeast region of Brazil, with a capacity of 55 thousand cubic meters and used mainly for the handling of fuels and biofuels. Temmar has contracts with clients for the entire capacity of the terminal and a long-term lease contract, which includes a large area for future expansions.

The amount paid in the settlement of acquisition was R$ 68,196. Tequimar will disburse a minimum extra value of R$ 12,000, which may reach approximately R$ 30,000 as a result of possible future expansions in the storage capacity of the terminal, provided that such expansions are implemented within 7 years, restated by General Market Price Index (“IGP-M”). The total purchase price of the acquisition was allocated among the identified assets acquired and liabilities assumed, measured at fair value. During the process of identification of assets and liabilities, intangible assets and provisions for tax, civil and labor risks which were not recognized in the acquired entity’s books were also taken into account. The goodwill is R$ 43,781.

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

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

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

The following summary presents the Company’s pro forma information for 2012, as if the acquisition had been completed at the beginning of this year. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results:

2012 (Restated)
Net revenue from sales and services	53,881,692
Operating income	1,711,390
Net income for the year	1,022,937
Earnings per share basic - whole R$ (see Note 30)	1.9028
Earnings per share diluted - whole R$ (see Note 30)	1.8951

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

c)	Business combination – acquisition of Repsol Gás Brasil S.A.

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

The following summary presents the Company’s pro forma information for 2011, as if the acquisition had been completed at the beginning of that year. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results:

2011 (Restated)
Net revenue from sales and services	48,675,937
Operating income	1,454,794
Net income for the year	859,701
Earnings per share basic - whole R$ (see Note 29)	1.5987
Earnings per share diluted - whole R$ (see Note 29)	1.5925

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

4.	Cash and cash equivalents and financial investments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of first-rate financial institutions linked to the Interbank Certificate of Deposit (“CDI”), in repurchase agreement and in short term investments funds, whose portfolio comprised exclusively of Brazilian Federal Government bonds; (ii) outside Brazil, in certificates of deposit of first-rate financial institutions and in short-term investment funds with a portfolio composed exclusively of bonds issued by the U.S. Government indexed to fixed interest rates; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified in Note 22, according to their characteristics and intention of the Company and its subsidiaries.

The balance of cash, cash equivalents and financial investments amounted to R$ 3,543,700 at December 31, 2013 (R$ 3,131,828 at December 31, 2012 and R$ 2,659,287 at January 1, 2012) and are distributed as follows:

•	Cash and cash equivalents

Cash and cash equivalents are considered: (i) cash and bank deposits, and (ii) highly-liquid short-term investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value.

	12/31/2013	12/31/2012 (Restated)	01/01/2012 (Restated)
Cash and bank deposits
In local currency	136,532	35,786	77,794
In foreign currency	88,394	43,866	29,523
Financial investments considered cash equivalents
In local currency
Fixed-income securities and funds	2,051,143	1,912,217	1,643,013
In foreign currency
Fixed-income securities and funds	—	29,245	15,176

Total cash and cash equivalents	2,276,069	2,021,114	1,765,506

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

•	Financial investments

The financial investments of the Company and its subsidiaries, which are not classified as cash and cash equivalents, are distributed as follows:

	12/31/2013	12/31/2012 (Restated)	01/01/2012 (Restated)
Financial investments
In local currency
Fixed-income securities and funds	747,256	641,022	541,287
In foreign currency
Fixed-income securities and funds	368,781	290,636	259,091
Currency and interest rate hedging instruments (a)	151,594	179,056	93,403

Total financial investments	1,267,631	1,110,714	893,781

Current	1,149,132	961,184	819,344

Non-current	118,499	149,530	74,437

(a)	Accumulated gains, net of income tax (see Note 22).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

5.	Trade receivables

The composition of trade receivables is as follows:

	12/31/2013	12/31/2012 (Restated)	01/01/2012 (Restated)
Domestic customers	2,159,355	2,130,816	1,882,889
Reseller financing – Ipiranga	276,044	276,937	239,588
Foreign customers	157,696	164,943	135,098
(-) Allowance for doubtful accounts	(147,080)	(128,816)	(116,454)

Total	2,446,015	2,443,880	2,141,121

Current	2,321,537	2,306,521	2,023,405
Non-current	124,478	137,359	117,716

Reseller financing is provided for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market.

The breakdown of trade receivables, gross of allowance for doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
12/31/2013	2,593,095	2,282,310	104,544	12,906	6,428	7,786	179,121
12/31/2012	2,572,696	2,270,632	81,666	18,463	8,932	25,885	167,118
01/01/2012	2,257,575	1,991,490	80,538	18,088	5,788	14,938	146,733

Movements in the allowance for doubtful accounts are as follows:

Balance at January 1, 2012	116,454
Additions	20,616
Write-offs	(8,254)

Balance at December 31, 2012	128,816
Additions	31,745
Write-offs	(13,481)

Balance at December 31, 2013	147,080

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

6.	Inventories

The composition of inventories is as follows:

	12/31/2013			12/31/2012 (Restated)			01/01/2012 (Restated)
	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance
Finished goods	318,451	(7,100)	311,351	262,667	(6,314)	256,353	272,377	(14,605)	257,772
Work in process	2,626	—	2,626	1,914	—	1,914	727	—	727
Raw materials	209,735	(169)	209,566	205,252	(297)	204,955	195,881	(114)	195,767
Liquefied petroleum gas (LPG)	41,678	(5,761)	35,917	36,820	—	36,820	41,147	—	41,147
Fuels, lubricants and greases	817,016	(758)	816,258	629,527	(635)	628,892	632,094	(710)	631,384
Consumable materials and bottles for resale	64,465	(1,450)	63,015	63,226	(1,197)	62,029	56,645	(1,696)	54,949
Advances to suppliers	128,618	—	128,618	72,899	—	72,899	89,103	—	89,103
Properties for resale	25,162	—	25,162	26,832	—	26,832	32,646	—	32,646

	1,607,751	(15,238)	1,592,513	1,299,137	(8,443)	1,290,694	1,320,620	(17,125)	1,303,495

Movements in the provision for losses are as follows:

Balance at January 1, 2012	17,125
Recoveries of realizable value adjustment	(8,141)
Recoveries of obsolescence and other losses	(541)

Balance at December 31, 2012	8,443
Additions of realizable value adjustment	4,087
Additions of obsolescence and other losses	2,708

Balance at December 31, 2013	15,238

The breakdown of provisions for losses related to inventories is shown in the table below:

	12/31/2013	12/31/2012	01/01/2012
Realizable value adjustment	9,497	5,410	13,551
Obsolescence and other losses	5,741	3,033	3,574

Total	15,238	8,443	17,125

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

7.	Recoverable taxes

Recoverable taxes are substantially represented by credits of ICMS, Taxes for Social Security Financing (COFINS), Employee’s Profit Participation Program (PIS), IRPJ and CSLL.

	12/31/2013	12/31/2012 (Restated)	01/01/2012 (Restated)
IRPJ and CSLL	160,590	190,499	175,638
ICMS	210,045	197,294	173,205
Provision for ICMS losses (1)	(65,180)	(61,717)	(41,146)
PIS and COFINS	156,707	156,491	211,332
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno Andina and Oxiteno Uruguay	43,592	32,626	19,513
Excise tax - IPI	3,997	4,117	3,552
Other	7,589	7,719	5,819

Total	517,340	527,029	547,913

Current	479,975	477,959	466,518

Non-current	37,365	49,070	81,395

(1)	The provision for ICMS losses relates to tax credits that the subsidiaries believe to be unable to offset in the future and its movements are as follows:

Balance at January 1, 2012	41,146
Additions	23,473
Write-offs	(2,902)

Balance at December 31, 2012	61,717
Additions	9,274
Write-offs	(5,811)

Balance at December 31, 2013	65,180

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

8.	Related parties

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of 100% of the balances and transactions between the Group and other related parties that are not members of the Group are disclosed below.

a.	Related parties

	Loans		Commercial transactions
	Assets	Liabilities	Receivables 1	Payables 1
Oxicap Indústria de Gases Ltda.	10,368	—	—	1,069
Química da Bahia Indústria e Comércio S.A.	—	3,046	—	—
Refinaria de Petróleo Riograndense S.A.	—	—	—	1,051
ConectCar Soluções de Mobilidade Eletrônica S.A.	—	—	7,952	1,210
Others	490	826	—	—

Total as of December 31, 2013	10,858	3,872	7,952	3,330

	Loans		Commercial transactions
	Assets	Liabilities	Receivables 1	Payables 1
Oxicap Indústria de Gases Ltda.	10,368	—	—	926
Química da Bahia Indústria e Comércio S.A.	—	3,046	—	—
Refinaria de Petróleo Riograndense S.A.	—	—	—	275
ConectCar Soluções de Mobilidade Eletrônica S.A.	—	—	9,871	14
Others	490	826	—	—

Total as of December 31, 2012	10,858	3,872	9,871	1,215

	Loans		Commercial transactions
	Assets	Liabilities	Receivables 1	Payables 1
Oxicap Indústria de Gases Ltda.	9,654	—	—	965
Química da Bahia Indústria e Comércio S.A.	—	3,145	—	—
Refinaria de Petróleo Riograndense S.A.	—	—	—	204
Others	490	826	328	—

Total as of January 1, 2012	10,144	3,971	328	1,169

1	Included in “trade receivables” and “trade payables”, respectively.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Commercial transactions
	Sales	Purchases
Oxicap Indústria de Gases Ltda.	6	12,371
Refinaria de Petróleo Riograndense S.A.	—	30,607
ConectCar Soluções de Mobilidade Eletrônica S.A.	10,161	—

Total in 2013	10,167	42,978

	Commercial transactions
	Sales	Purchases
Oxicap Indústria de Gases Ltda.	6	12,844
Refinaria de Petróleo Riograndense S.A.	—	29,189
ConectCar Soluções de Mobilidade Eletrônica S.A.	1,069	—

Total in 2012	1,075	42,033

	Commercial transactions
	Sales	Purchases
Oxicap Indústria de Gases Ltda.	6	11,221
Refinaria de Petróleo Riograndense S.A.	—	122,304
Others	3,476	—

Total in 2011	3,482	133,525

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation and storage services based on an arm’s-length market prices and terms with customers and suppliers with comparable operational performance. The above operations related to ConectCar refer to the adhesion to Ipiranga’s marketing plan and services provided. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company and its subsidiaries’ management, transactions with related parties are not subject to credit risk, which is why no allowance for doubtful accounts or collaterals are provided. Collaterals provided by the Company in loans of subsidiaries and affiliates are mentioned in Note 14.k). Intercompany loans are contracted in light of temporary cash surpluses or deficits of the Company, its subsidiaries and its associates.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Key executives - Compensation

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintenance of a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation EVA ® and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. Further details about the Deferred Stock Plan are contained in Note 8.c) and about post-employment benefits in Note 24.b).

In 2013, the Company and its subsidiaries recognized expenses for compensation of its key executives (Company’s directors and executive officers) in the amount of R$ 34,282 (R$ 31,639 in 2012 and R$ 26,030 in 2011). Out of this total, R$ 28,041 relates to short-term compensation (R$ 25,793 in 2012 and R$ 20,852 in 2011), R$ 3,642 to stock compensation (R$ 3,337 in 2012 and R$ 3,232 in 2011) and R$ 2,599 to post-employment benefits (R$ 2,509 in 2012 and R$ 1,946 in 2011).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Deferred Stock Plan

On April 27, 2001, the General Shareholders’ Meeting approved a benefit plan to members of management and employees in executive positions in the Company and its subsidiaries. On November 26, 2003, the Extraordinary General Shareholders’ Meeting approved certain amendments to the original plan of 2001 (the “Deferred Stock Plan”). In the Deferred Stock Plan, certain members of management of the Company and its subsidiaries have the voting and economic rights of shares and the ownership of these shares is retained by the subsidiaries of the Company. The Deferred Stock Plan provides for the transfer of the ownership of the shares to those eligible members of management after five to ten years from the initial concession of the rights subject to uninterrupted employment of the participant during the period. The total number of shares to be used for the Deferred Stock Plan is subject to the availability in treasury of such shares. It is incumbent on Ultrapar’s executive officers to select the members of management eligible for the plan and propose the number of shares in each case for approval by the Board of Directors. At December 31, 2013, the amount granted to the company’s executives, including tax charges, amounted R$ 63,643 (R$ 63,643 until December 31, 2012 and R$ 44,436 until December 31, 2011). This amount is amortized over the vesting period of Deferred Stock Plan. The amortization in 2013 in the amount of R$ 9,729 (R$ 6,426 in 2012 and R$ 6,083 in 2011) was recognized as a general and administrative expense. The fair value of the awards were determined on the grant date based on the market value of the shares on the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the Brazilian Securities, Commodities and Futures Exchange.

The table below summarizes shares provided to the Company and its subsidiaries’ management:

Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total compensation costs, including taxes	Accumulated recognized compensation costs	Accumulated unrecognized compensation costs
November 7, 2012	350,000	5 to 7 years	42.90	20,710	(4,104)	16,606
December 14, 2011	120,000	5 to 7 years	31.85	5,272	(1,865)	3,407
November 10, 2010	260,000	5 to 7 years	26.78	9,602	(5,164)	4,438
December 16, 2009	250,000	5 to 7 years	20.75	7,155	(4,962)	2,193
October 8, 2008	384,008	5 to 7 years	9.99	8,090	(7,098)	992
December 12, 2007	53,320	5 to 7 years	16.17	3,570	(3,414)	156
November 9, 2006	207,200	10 years	11.62	3,322	(2,381)	941
December 14, 2005	93,600	10 years	8.21	1,060	(857)	203
October 4, 2004	167,900	10 years	10.20	2,361	(2,184)	177
December 18, 2003	—	10 years	7.58	2,501	(2,501)	—

	1,886,028			63,643	(34,530)	29,113

The table below shows the movement in the number of granted shares:

Balance as of January 1, 2012	2,193,900
Shares granted on November 7, 2012	350,000
Cancellation of shares due to termination of executive employment	(120,000)
Shares vested and transferred	(53,360)

Balance as of December 31, 2012	2,370,540
Shares vested and transferred	(484,512)

Balance as of December 31, 2013	1,886,028

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

9.	Income and social contribution taxes

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

	12/31/2013	12/31/2012 (Restated)	01/01/2012 (Restated)
Assets - Deferred income and social contribution taxes on:
Provision for impairment of assets	32,130	27,503	22,645
Provisions for tax, civil and labor risks	111,395	110,563	105,160
Provision for post-employment benefit	43,753	43,450	37,026
Provision for differences between cash and accrual basis	—	21,710	2,500
Goodwill	57,334	134,598	220,668
Provision for assets retirement obligation	13,760	13,855	13,067
Other provisions	72,153	60,768	61,451
Tax losses and negative basis for social contribution carryforwards (d)	45,607	56,884	48,448

Total	376,132	469,331	510,965

Liabilities - Deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	3,130	3,259	3,379
Lease	5,640	6,255	6,644
Provision for differences between cash and accrual basis	61,864	65,299	21,529
Provision for goodwill/negative goodwill	6,709	950	810
Temporary differences of foreign subsidiaries	4,088	3,489	871
Provision for post-employment benefit	5,911	—	—
Other provisions	14,157	5,672	4,205

Total	101,499	84,924	37,438

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	12/31/2013	12/31/2012
Initial balance	384,407	473,527
Deferred IRPJ and CSLL recognized in income	(90,996)	(108,384)
Deferred IRPJ and CSLL recognized in other comprehensive income	(9,306)	4,133
Initial balance recognized in companies acquired	—	19,258
Deferred IRPJ and CSLL recognized in business combinations	(8,365)	69
Other	(1,107)	(4,196)

Final balance	274,633	384,407

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

The estimated recovery of deferred tax assets relating to IRPJ and CSLL is stated as follows:

Up to 1 year	140,673
From 1 to 2 years	70,322
From 2 to 3 years	34,278
From 3 to 5 years	29,254
From 5 to 7 years	69,035
From 7 to 10 years	32,570

376,132

b.	Reconciliation of income and social contribution taxes

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	12/31/2013	12/31/2012 (Restated)	12/31/2011 (Restated)
Income before taxes and share of profit of joint ventures and associates	1,806,428	1,437,567	1,148,133
Statutory tax rates - %	34	34	34

Income and social contribution taxes at the statutory tax rates	(614,185)	(488,773)	(390,365)
Adjustments to the statutory income and social contribution taxes:
Nondeductible expenses (i)	(24,793)	(15,754)	(5,477)
Nontaxable revenues (ii)	6,569	15,573	40,662
Adjustment to estimated income (iii)	6,050	25,779	26,107
Interest on equity (iv)	(218)	—	—
Other adjustments	1,100	(1,539)	(824)

Income and social contribution taxes before tax incentives	(625,477)	(464,714)	(329,897)
Tax incentives - SUDENE	52,755	43,442	28,192

Income and social contribution taxes in the income statement	(572,722)	(421,272)	(301,705)
Current	(534,481)	(356,330)	(238,580)
Deferred	(90,996)	(108,384)	(91,317)
Tax incentives - SUDENE	52,755	43,442	28,192
Effective IRPJ and CSLL rates - %	31.7	29.3	28.7

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

(i)	Nondeductible expenses, consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets and certain provisions;
(ii)	Nontaxable revenues, consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes and the reversal of certain provisions;
(iii)	Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 48 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution taxes are calculated on a basis that is equal to 32% of operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries.
(iv)	Interest on equity is an option foreseen in Brazilian corporate law to distribute profits to shareholders, calculated based on the long-term interest rate (“TJLP”), which does not affect the income statement, but is deductible for purposes of IRPJ and CSLL.

c.	Tax incentives - SUDENE

The following subsidiaries are entitled to federal tax benefits providing for IRPJ reduction under the program for development of northeastern Brazil operated by the Superintendency for the Development of the Northeast (“SUDENE”):

Subsidiary	Units	Incentive - %	Expiration
Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2016
Bahiana Distribuidora de Gás Ltda.	Caucaia base (1)	75	2012
	Mataripe base (1)	75	2013
	Aracaju base	75	2017
	Suape base	75	2018
Terminal Químico de Aratu S.A. – Tequimar	Aratu terminal (2)	75	2012
	Suape terminal	75	2020
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Camaçari plant	75	2022

(1)	In 2014 the subsidiary will request the extension of the recognition of tax incentive for another 10 years, due to the production increase in the Caucaia base and modernization in the Mataripe base.
(2)	On December 26, 2013, the petition requesting the extension of the tax incentive for another 10 years was granted by SUDENE, due the modernization in the Aratu terminal. On January 16, 2014 the report was filed with the Federal Revenue Service, which has a period of 120 days for approval before Tequimar can use the incentive retrospectively.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

d.	Income and social contribution taxes carryforwards

As of December 31, 2013, the Company and certain subsidiaries have loss carryforwards (income tax) amounting to R$ 142,952 (R$ 171,409 as of December 31, 2012 and R$ 145,030 as of January 1, 2012) and negative basis of CSLL of R$ 109,652 (R$ 155,911 as of December 31, 2012 and R$ 135,454 as of January 1, 2012), whose compensations are limited to 30% of taxable income, which do not expire. Based on these values the Company and its subsidiaries recognized deferred income and social contribution tax assets in the amount of R$ 45,607 as of December 31, 2013 (R$ 56,884 as of December 31, 2012 and R$ 48,448 as of January 1, 2012).

e.	Provisional Measure No. 627

On November 11, 2013 Provisional Measure No. 627 (MP 627/13) was issued, which, among other matters: (i) revokes the Transition Tax Regime (RTT) and regulates the incidence of taxes on the adjustments arising from the convergence of accounting practices adopted in Brazil and international financial reporting standards (IFRS) and (ii) provides for the taxation of residents in Brazil related to profits of overseas subsidiaries and associates.

The Company has assessed the potential effects of MP 627/13 and awaits its conversion into law for completion of the assessment of impacts, however the expected effects are not material based on a preliminary analysis.

10.	Prepaid expenses

	12/31/2013	12/31/2012 (Restated)	01/01/2012 (Restated)
Rents	92,375	60,931	49,937
Advertising and publicity (1)	25,864	6,218	3,589
Deferred Stock Plan, net (see Note 8.c)	23,408	31,438	21,066
Insurance premiums	10,319	15,612	9,995
Software maintenance	3,900	11,168	16,233
Purchases of meal and transportation tickets	1,541	4,545	4,670
Taxes and other prepaid expenses	5,575	3,551	2,292

	162,982	133,463	107,782

Current	65,177	53,811	39,913
Non-current	97,805	79,652	67,869

(1)	On December 31, 2013, R$ 19,194 refer to marketing campaigns that will happen due to the Soccer World Cup 2014 in Brazil.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

11.	Investments

a.	Joint ventures

The Company holds an interest in RPR, which is primarily engaged in oil refining.

The subsidiary Ultracargo Participações holds an interest in Uniăo Vopak, which is primarily engaged in liquid bulk storage in the port of Paranaguá.

The subsidiary Ipiranga Produtos de Petróleo S.A. (“IPP”) holds an interest in ConectCar, which is primarily engaged in electronic payment of tolls, parking and fuel. ConectCar, formed in November 2012, started its operation on April 23, 2013 in the State of Săo Paulo and as of December 31, 2013 also operates in the State of Pernambuco and Bahia.

The subsidiary IPP held an interest in Maxfácil, which was primarily engaged in the management of Ipiranga-branded credit cards. In November 2012, Maxfácil was split between the partners in proportion to their shareholdings and subsequently merged by each partner.

These investments are accounted for under the equity method of accounting based on their information as of December 31, 2013.

Balances and changes in joint ventures are as follows:

	Movements in investments
	Uniăo Vopak	RPR	ConectCar	Maxfácil	Total
Balance as of January 1, 2012	6,331	18,904	—	95,568	120,803
Share of profit (loss) of joint ventures	633	3,866	(1,319)	7,110	10,290
Dividends received	(1,250)	(3,011)	—	(7,674)	(11,935)
Capital increase	—	—	4,055	—	4,055
Merger	—	—	—	(95,004)	(95,004)

Balance as of December 31, 2012	5,714	19,759	2,736	—	28,209
Share of profit (loss) of joint ventures	1,302	4,780 *	(11,962)	—	(5,880)
Dividends received	(1,100)	(1,788)	—	—	(2,888)
Capital increase	—	—	24,945	—	24,945

Balance as of December 31, 2013	5,916	22,751	15,719	—	44,386

*	Includes adjustments related to the conclusion of the audit of 2012.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

In the table below are shown the full positions of balance sheet and income of joint ventures:

	12/31/2013
	Uniăo Vopak	RPR	ConectCar
Current assets	3,814	115,968	26,585
Non-current assets	9,358	98,407	25,301
Current liabilities	1,340	46,973	20,448
Non-current liabilities	—	98,883	—
Shareholders’ equity	11,832	68,519	31,438
Net revenue from sales and services	12,632	200,328	4,146
Costs and operating expenses	(8,954)	(191,860)	(40,319)
Net financial income and income and social contribution taxes	(1,074)	(4,505)	12,248
Net income (loss) for the year	2,604	3,963	(23,925)
Number of shares or units held	29,995	5,078,888	50,000,000
% of capital held	50	33	50

The percentages in the table above are rounded.

	12/31/2012
	Uniăo Vopak	RPR	ConectCar
Current assets	4,254	137,729	12,616
Non-current assets	9,908	91,599	9,363
Current liabilities	2,734	88,070	16,507
Non-current liabilities	—	81,750	—
Shareholders’ equity	11,428	59,508	5,472
Net revenue from sales and services	14,572	147,633	14
Costs and operating expenses	(12,914)	(109,984)	(4,018)
Net financial income and income and social contribution taxes	(392)	(25,669)	1,367
Net income (loss) for the year	1,266	11,980	(2,637)
Number of shares or units held	29,995	5,078,888	25,000,000
% of capital held	50	33	50

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

	01/01/2012
	Uniăo Vopak	RPR	Maxfácil
Current assets	2,657	112,592	176,531
Non-current assets	11,034	86,399	19,122
Current liabilities	1,029	35,688	4,517
Non-current liabilities	—	106,370	—
Shareholders’ equity	12,662	56,933	191,136
Net revenue from sales and services	14,042	212,376	4,524
Costs and operating expenses	(10,668)	(206,505)	(2,452)
Net financial income and income and social contribution taxes	(956)	8,598	13,272
Net income for the year	2,418	14,468	15,344
Number of shares or units held	29,995	5,078,888	10,997
% of capital held	50	33	50

The percentages in the table above are rounded.

b.	Associates

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

Subsidiary Cia. Ultragaz holds an interest in Metalúrgica Plus S.A., which is primarily engaged in the manufacture and trading of LPG containers. The operations of this associate are currently suspended.

Subsidiary IPP holds an interest in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of this associate are currently suspended.

The investment of subsidiary Oxiteno S.A. in the associate Oxicap is accounted for under the equity method of accounting based on its information as of November 30, 2013, while the other associates are valued based on the financial statement as of December 31, 2013.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in associates are as follows:

	Movements in investments
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Total
Balance as of January 1, 2012	6,828	2,105	3,693	12,626
Dividends received	(146)	—	—	(146)
Share of profit (loss) of associates	332	(85)	(57)	190

Balance as of December 31, 2012	7,014	2,020	3,636	12,670
Capital reduction	(1,500)	—	—	(1,500)
Dividends received	(316)	—	—	(316)
Share of profit (loss) of associates	764	124	(1)	887

Balance as of December 31, 2013	5,962	2,144	3,635	11,741

In the table below are shown the full positions of balance sheet and income of associates:

	12/31/2013
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	4,482	19,507	85	555	3
Non-current assets	20,449	73,767	10,085	331	2,926
Current liabilities	749	11,019	—	17	62
Non-current liabilities	332	73,681	2,901	1,708	3,459
Shareholders’ equity	23,850	8,574	7,269	(839)	(592)
Net revenue from sales and services	6,794	31,458	—	—	—
Costs, operating expenses and income	(3,665)	(30,629)	(30)	(159)	276
Net financial income and income and social contribution taxes	(74)	(335)	28	1	12
Net income (loss) for the year	3,055	494	(2)	158	288
Number of shares or units held	20,124,996	156	1,493,120	3,000	1,384,308
% of capital held	25	25	50	33	33

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2012
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

The percentages in the table above are rounded.

	01/01/2012
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

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

12.	Property, plant and equipment

Balances and changes in property, plant and equipment are as follows:

	Weighted average useful life (years)	Balance in 12/31/2012 (Restated)	Additions	Depreciation	Transfer	Write- offs and disposals	Oxiteno Uruguay acquisiton (1)	Effect of foreign currency exchange rate variation	Balance in 12/31/2013
Cost:
Land	—	403,563	3,883	—	53,725	(12,036)	6,881	2,603	458,619
Buildings	29	1,152,647	6,973	—	66,744	(17,538)	(279)	11,199	1,219,746
Leasehold improvements	12	507,548	5,663	—	37,669	(1,097)	—	58	549,841
Machinery and equipment	12	3,465,698	78,304	—	126,864	(3,755)	18,048	60,742	3,745,901
Automotive fuel/lubricant distribution equipment and facilities	14	1,816,791	90,621	—	42,059	(19,010)	—	9,259	1,939,720
LPG tanks and bottles	12	441,006	73,053	—	(30)	(53,433)	—	—	460,596
Vehicles	10	198,674	17,415	—	12,948	(15,517)	156	(41)	213,635
Furniture and utensils	8	117,296	4,912	—	2,554	(183)	—	2,179	126,758
Construction in progress	—	294,328	306,870	—	(293,931)	(2,295)	—	(2,896)	302,076
Advances to suppliers	—	12,881	67,824	—	(53,147)	—	—	—	27,558
Imports in progress	—	174	240	—	(145)	—	—	(139)	130
IT equipment	5	197,881	13,007	—	973	(5,846)	—	271	206,286

		8,608,487	668,765	—	(3,717)	(130,710)	24,806	83,235	9,250,866

Accumulated depreciation:
Buildings		(496,449)	—	(38,652)	(923)	8,631	—	(6,383)	(533,776)
Leasehold improvements		(237,447)	—	(33,111)	(19)	754	—	225	(269,598)
Machinery and equipment		(1,673,635)	—	(219,443)	867	2,337	—	(49,364)	(1,939,238)
Automotive fuel/lubricant distribution equipment and facilities		(972,014)	—	(105,921)	2	11,508	—	—	(1,066,425)
LPG tanks and bottles		(216,707)	—	(28,133)	28	23,491	—	—	(221,321)
Vehicles		(89,221)	—	(9,287)	—	10,719	—	(71)	(87,860)
Furniture and utensils		(83,447)	—	(8,160)	1	144	—	(1,784)	(93,246)
IT equipment		(166,721)	—	(12,145)	1	4,973	—	(50)	(173,942)

		(3,935,641)	—	(454,852)	(43)	62,557	—	(57,427)	(4,385,406)

Provision for losses:
Land		(197)	—	—	—	—	—	—	(197)
Machinery and equipment		(5,616)	(155)	—	—	744	—	—	(5,027)
IT equipment		(3)	(6)	—	—	3	—	—	(6)
Vehicles		—	(106)	—	—	106	—	—	—
Furniture and utensils		(10)	—	—	—	5	—	—	(5)

		(5,826)	(267)	—	—	858	—	—	(5,235)

Net amount		4,667,020	668,498	(454,852)	(3,760)	(67,295)	24,806	25,808	4,860,225

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance in 01/01/2012 (Restated)	Additions	Depreciation	Transfer	Write- offs and disposals	Temmar acquisition (1)	Oxiteno Uruguay acquisiton (1)	Effect of foreign currency exchange rate variation	Balance in 12/31/2012 (Restated)
Cost:
Land	—	354,077	39,350	—	20,411	(11,384)	—	171	938	403,563
Buildings	28	1,095,400	9,077	—	55,722	(24,120)	—	10,599	5,969	1,152,647
Leasehold improvements	13	402,419	6,452	—	68,156	(1,256)	31,749	29	(1)	507,548
Machinery and equipment	13	3,125,412	77,563	—	131,035	(10,740)	60,257	34,851	47,320	3,465,698
Automotive fuel/lubricant distribution equipment and facilities	14	1,639,532	130,303	—	67,223	(20,267)	—	—	—	1,816,791
LPG tanks and bottles	12	415,905	65,843	—	31	(40,773)	—	—	—	441,006
Vehicles	9	191,842	14,977	—	10,151	(19,048)	77	292	383	198,674
Furniture and utensils	8	109,034	4,408	—	897	(149)	238	1,164	1,704	117,296
Construction in progress	—	229,392	392,189	—	(344,433)	(887)	—	14,769	3,298	294,328
Advances to suppliers	—	11,482	15,102	—	(13,701)	(2)	—	—	—	12,881
Imports in progress	—	166	84	—	(105)	—	—	40	(11)	174
IT equipment	5	186,886	9,682	—	3,395	(2,820)	306	195	237	197,881

		7,761,547	765,030	—	(1,218)	(131,446)	92,627	62,110	59,837	8,608,487

Accumulated depreciation:
Buildings		(463,773)	—	(36,423)	(40)	11,220	—	(2,563)	(4,870)	(496,449)
Leasehold improvements		(210,338)	—	(27,009)	(66)	1,045	(1,051)	(28)	—	(237,447)
Machinery and equipment		(1,411,609)	—	(204,144)	2	6,292	(3,060)	(15,286)	(45,830)	(1,673,635)
Automotive fuel/lubricant distribution equipment and facilities		(892,860)	—	(95,113)	137	15,822	—	—	—	(972,014)
LPG tanks and bottles		(205,213)	—	(25,990)	(29)	14,525	—	—	—	(216,707)
Vehicles		(95,683)	—	(7,941)	—	14,817	(29)	(93)	(292)	(89,221)
Furniture and utensils		(73,155)	—	(8,389)	—	124	(29)	(426)	(1,572)	(83,447)
IT equipment		(156,320)	—	(12,198)	(38)	2,167	(97)	(100)	(135)	(166,721)

		(3,508,951)	—	(417,207)	(34)	66,012	(4,266)	(18,496)	(52,699)	(3,935,641)

Provision for losses:
Land		(197)	—	—	—	—	—	—	—	(197)
Machinery and equipment		(1,475)	(4,195)	—	—	54	—	—	—	(5,616)
IT equipment		—	(3)	—	—	—	—	—	—	(3)
Furniture and utensils		—	(10)	—	—	—	—	—	—	(10)

		(1,672)	(4,208)	—	—	54	—	—	—	(5,826)

Net amount		4,250,924	760,822	(417,207)	(1,252)	(65,380)	88,361	43,614	7,138	4,667,020

(1)	For further information on the Oxiteno Uruguay and Temmar acquisitions see Note 3.a) and 3.b), respectively.

Construction in progress relates substantially to expansions and renovations of industrial facilities and terminals and construction and upgrade of service stations and fuel distribution bases.

Advances to suppliers of property, plant and equipment relate basically to manufacturing of equipment for expansion of plants, terminals and bases, modernization of service stations and acquisition of real estate.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

13.	Intangible assets

Balances and changes in intangible assets are as follows:

	Weighted average useful life (years)	Balance in 12/31/2012 (Restated)	Additions	Amortization	Transfer	Write- offs and disposals	Oxiteno Uruguay aquisition (1)	Effect of foreign currency exchange rate variation	Balance in 12/31/2013
Cost:
Goodwill	—	906,680	—	—	—	—	(10,071)	—	896,609
Software	5	324,881	36,457	—	(9,778)	(697)	—	2,774	353,637
Technology	5	32,257	179	—	—	—	—	—	32,436
Commercial property rights	30	16,334	—	—	—	—	—	—	16,334
Distribution rights	5	1,706,335	505,373	—	—	—	1,865	—	2,213,573
Others	9	29,822	927	—	11,231	(155)	—	3,698	45,523

		3,016,309	542,936	—	1,453	(852)	(8,206)	6,472	3,558,112

Accumulated amortization:
Goodwill		(101,983)	—	—	—	—	—	—	(101,983)
Software		(233,520)	—	(32,472)	3,698	693	—	(92)	(261,693)
Technology		(22,717)	—	(4,973)	—	—	—	—	(27,690)
Commercial property rights		(4,966)	—	(549)	—	—	—	—	(5,515)
Distribution rights		(687,381)	—	(302,787)	(1,854)	—	—	—	(992,022)
Others		(442)	—	(50)	—	43	—	(5)	(454)

		(1,051,009)	—	(340,831)	1,844	736	—	(97)	(1,389,357)

Provision for losses:
Software		(4)	—	—	—	4	—	—	—

		(4)	—	—	—	4	—	—	—

Net amount		1,965,296	542,936	(340,831)	3,297	(112)	(8,206)	6,375	2,168,755

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance in 01/01/2012 (Restated)	Additions	Amortization	Transfer	Write- offs and disposals	Oxiteno Uruguay aquisition (1)	Temmar aquisition (1)	Effect of foreign currency exchange rate variation	Balance in 12/31/2012 (Restated)
Cost:
Goodwill	—	807,972	—	—	—	—	54,927	43,781	—	906,680
Software	5	288,286	35,354	—	229	(162)	236	—	938	324,881
Technology	5	32,257	—	—	—	—	—	—	—	32,257
Commercial property rights	30	16,334	—	—	—	—	—	—	—	16,334
Distribution rights	5	1,150,941	533,185	—	966	—	—	21,243	—	1,706,335
Others	7	4,155	26,230 (2)	—	—	—	—	—	(563)	29,822

		2,299,945	594,769	—	1,195	(162)	55,163	65,024	375	3,016,309

Accumulated amortization:
Goodwill		(101,983)	—	—	—	—	—	—	—	(101,983)
Software		(203,538)	—	(30,311)	16	162	(132)	—	283	(233,520)
Technology		(16,657)	—	(6,060)	—	—	—	—	—	(22,717)
Commercial property rights		(4,417)	—	(549)	—	—	—	—	—	(4,966)
Distribution rights		(433,873)	—	(251,099)	(2,409)	—	—	—	—	(687,381)
Others		(345)	—	(82)	(19)	—	—	—	4	(442)

		(760,813)	—	(288,101)	(2,412)	162	(132)	—	287	(1,051,009)

Provision for losses:
Software		—	(4)	—	—	—	—	—	—	(4)

		—	(4)	—	—	—	—	—	—	(4)

Net amount		1,539,132	594,765	(288,101)	(1,217)	—	55,031	65,024	662	1,965,296

(1)	For further information on the Oxiteno Uruguay and Temmar acquisitions see Note 3.a) and 3.b), respectively.
(2)	In 2012, Ipiranga acquired the ‘am/pm’ brand in Brazil for R$ 26,132. am/pm is the largest convenience stores chain in Brazil. am/pm is an important part of Ipiranga´s differentiation model in services and convenience.

i) Goodwill from acquisition of companies was amortized until December 31, 2008, when its amortization ceased. The net remaining balance is tested annually for impairment analysis purposes.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

The Company has the following balances of goodwill:

	Segment	12/31/2013	12/31/2012	01/01/2012
Goodwill on the acquisition of:
Ipiranga	Ipiranga	276,724	276,724	276,724
Uniăo Terminais	Ultracargo	211,089	211,089	211,089
Texaco	Ipiranga	177,759	177,759	177,759
Oxiteno Uruguay	Oxiteno	44,856	54,927	—
Temmar	Ultracargo	43,781	43,781	—
DNP	Ipiranga	24,736	24,736	24,736
Repsol	Ultragaz	13,403	13,403	13,403
Others		2,278	2,278	2,278

		794,626	804,697	705,989

On December 31, 2013 the Company tested the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital and discount rates. The assumptions about growth projections and future cash flows are based on the Company’s business plan, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related.

The evaluation of the value in use is calculated for a period of five years, after which we calculate the perpetuity, considering the possibility of carrying the business on indefinitely.

The discount and real growth rates used to extrapolate the projections ranged from 11.3% to 24.9% and 0% to 5.0% p.a., respectively, depending on the CGU analyzed.

The Company’s goodwill impairment tests did not result in the recognition of losses for the year ended December 31, 2013.

ii) Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information and other systems.

iii) The subsidiaries Oxiteno S.A., Oxiteno Nordeste and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”) recognize as technology certain rights of use held by them. Such licenses include the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which are products that are supplied to various industries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

iv) Commercial property rights include those described below:

•

On July 11, 2002, subsidiary Tequimar executed an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows it to explore the area in which the Aratu Terminal is located for 20 years, renewable for a similar period. The price paid by Tequimar was R$ 12,000, which is being amortized over the period from August 2002 to July 2042.

•

In addition, subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for a similar period, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storage, handling, and distribution. The price paid by Tequimar was R$ 4,334, which is being amortized over the period from August 2005 to December 2022.

v) Distribution rights refer mainly to bonus disbursements as provided in Ipiranga’s agreements with resellers and large customers. Bonus disbursements are recognized when paid and recognized as an expense in the income statement over the term of the agreement (typically 5 years) which is reviewed as per the changes occurred in the agreements.

vi) Others are represented substantially by the acquisition cost of the ‘am/pm’ brand in Brazil.

The amortization expenses were recognized in the financial statements as shown below:

	12/31/2013	12/31/2012 (Restated)	12/31/2011 (Restated)
Inventories and cost of products and services sold	11,534	13,701	11,872
Selling and marketing	298,786	246,828	180,354
General and administrative	30,511	27,572	23,359

	340,831	288,101	215,585

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

14	Loans, debentures and finance leases

a.	Composition

Description	12/31/2013	12/31/2012 (Restated)	01/01/2012 (Restated)	Index/Currency	Weighted average financial charges 12/31/2013- % p.a.	Maturity
Foreign currency – denominated loans:
Notes in the foreign market (b)	584,521	508,883	466,197	US$	+7.3	2015
Foreign loan (c.1) (*)	187,340	159,550	—	US$ + LIBOR (i)	+0.8	2015
Foreign loan (c.2)	140,341	122,152	111,868	US$ + LIBOR (i)	+1.0	2014
Advances on foreign exchange contracts	136,753	114,760	125,813	US$	+1.4	< 349 days
Financial institutions (e)	95,792	84,007	—	US$	+2.1	2014 to 2017
Financial institutions (e)	46,740	40,641	—	US$ + LIBOR (i)	+2.0	2017
BNDES (d)	46,623	59,291	72,869	US$	+5.6	2014 to 2020
Financial institutions (e)	31,241	25,259	28,454	MX$ + TIIE (ii)	+1.2	2014 to 2016
Foreign currency advances delivered	25,511	52,744	45,692	US$	+1.2	< 112 days
Financial institutions (e)	—	30,194	21,784	Bs (iii)	—	—
FINIMP	—	—	878	US$	—	—

Subtotal	1,294,862	1,197,481	873,555

Brazilian Reais – denominated loans:
Banco do Brasil – floating rate (f)	2,402,553	668,900	213,055	CDI	103.3	2014 to 2019
Banco do Brasil – fixed rate (f) (*)	905,947	1,948,096	2,208,109	R$	+12.1	2014 to 2015
Debentures - 4th issuance (g.1)	852,483	845,891	—	CDI	108.3	2015
BNDES (d)	633,829	677,840	890,865	TJLP (iv)	+2.5	2014 to 2020
Debentures - 1st public issuance IPP (g.2)	606,929	602,328	—	CDI	107.9	2017
Banco do Nordeste do Brasil	104,072	118,754	86,108	R$	+8.5 (vi)	2018 to 2021
BNDES (d)	47,428	49,163	57,188	R$	+5.3	2015 to 2020
Finance leases (i)	44,338	42,419	42,356	IGP-M (v)	+5.6	2031
FINEP	38,845	30,789	10,904	R$	+4.0	2019 to 2021
Export Credit Note (h) (*)	24,994	—	—	R$	+8.0	2016
FINEP	6,718	23,488	45,647	TJLP (iv)	+0.0	2014 to 2023
Fixed finance leases (i)	53	494	1,297	R$	+14.0	2014
FINAME	—	510	2,106	TJLP	—	—
Debentures – 3th issuance (g.3)	—	—	1,002,451	CDI	—	—
Loans – Maxfácil	—	—	86,364	CDI	—	—

Subtotal	5,668,189	5,008,672	4,646,450

Currency and interest rate hedging instruments	6,575	9,699	22,089

Total	6,969,626	6,215,852	5,542,094

Current	1,829,989	1,627,955	2,304,957

Non-current	5,139,637	4,587,897	3,237,137

(*)	These transactions were designated for hedge accounting (see Note 22 – Hedge accounting).
(i)	LIBOR = London Interbank Offered Rate.
(ii)	MX$ = Mexican Peso; TIIE = the Mexican interbank balance interest rate.
(iii)	Bs = Venezuelan Bolivar.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

(iv)	TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On December 31, 2013, TJLP was fixed at 5.0% p.a.
(v)	IGP-M = General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation.
(vi)	Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to foster the development of the industrial sector, administered by Banco do Nordeste do Brasil. On December 31, 2013, the FNE interest rate was 10% p.a. FNE grants a discount of 15% over the interest rate for timely payments.

The long-term debt had the following maturity schedule:

	12/31/2013	12/31/2012 (Restated)	01/01/2012 (Restated)
From 1 to 2 years	2,831,799	1,440,473	1,203,175
From 2 to 3 years	493,356	2,105,115	870,784
From 3 to 4 years	797,605	166,648	976,120
From 4 to 5 years	68,640	762,556	93,918
More than 5 years	948,237	113,105	93,140

	5,139,637	4,587,897	3,237,137

As provided in IAS 39, the transaction costs and issuance premiums associated with debt issuance by the Company and its subsidiaries were added to their financial liabilities, as shown in Note 14.j).

The Company’s management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 22).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Notes in the foreign market

In December 2005, the subsidiary LPG International Inc. (“LPG Inc.”) issued US$ 250 million in notes in the foreign market, maturing in December 2015, with interest rate of 7.3% p.a., paid semiannually. The notes were guaranteed by the Company and its subsidiary Oxiteno S.A.

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Foreign loans

1) In November 2012 the subsidiary IPP contracted a foreign loan in the amount of US$ 80 million, due in November 2015 and bearing interest of LIBOR + 0.8% p.a., paid quarterly. IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loan charge to 104.1% of CDI (see Note 22). IPP designated these hedging instruments as a fair value hedge; therefore, loan and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loan is secured by the Company.

2) The subsidiary Oxiteno Overseas Corp. (“Oxiteno Overseas”) has a foreign loan in the amount of US$ 60 million with maturity in June 2014 and interest of LIBOR + 1.0% p.a., paid semiannually. The Company, through its subsidiary Cia. Ultragaz, contracted hedging instruments with floating interest rate in dollar and exchange rate variation, changing the foreign loan charge to 86.9% of CDI (see Note 22). The foreign loan is guaranteed by the Company and its subsidiary Oxiteno S.A.

As a result of these foreign loans, some obligations mentioned in Note 14.b) must also be maintained by the Company and its subsidiaries. Additionally, during these contracts, the Company shall maintain the following financial ratios, calculated based on its audited consolidated financial statement:

•

Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial ratio, determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

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

(In thousands of Brazilian Reais, unless otherwise stated)

e.	Financial institutions

The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno Andina, Oxiteno USA LLC and Oxiteno Uruguay have loans to finance investments and working capital.

f.	Banco do Brasil

The subsidiary IPP has fixed and floating interest rate loans with Banco do Brasil to finance the marketing, processing or manufacturing of agricultural goods (ethanol). IPP contracted interest hedging instruments, thus converting the fixed rates for these loans into an average 99.3% of CDI (see Note 22). IPP designates these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both stated at fair value from inception. Changes in fair value are recognized in profit or loss.

These loans mature, as follows (include interest until December 31, 2013):

Maturity	12/31/2013
Jan/14	410,172
Mar/14	252,709
Apr/14	64,393
May/14	451,926
Feb/15	368,515
May/15	669,965
Feb/16	166,666
May/16	100,000
May/19	824,154

Total	3,308,500

During the first semester of 2013, IPP renegotiated loans with original maturities in this period, with principal amounts of (i) R$ 500 million, changing the maturity to February 2015 and February 2016 and (ii) R$ 300 million, changing the maturity to May 2015 and May 2016, both with floating interest rate of 104.3% of CDI.

In the second quarter of 2013, IPP contracted an additional loan in the notional amount of R$ 800 million, maturing in May 2019 and floating interest rate of 104.0% of CDI.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Debentures

1)	In March 2012, the Company made its fourth issuance of debentures, in a single series of 800 simple, nonconvertible into shares, unsecured debentures, and its main characteristics are as follows:

Face value unit:	R$ 1,000,000.00
Final maturity:	March 16, 2015
Payment of the face value:	Lump sum at final maturity
Interest:	108.3% of CDI
Payment of interest:	Annually
Reprice:	Not applicable

2)	In December 2012, the subsidiary IPP made its first issuance of public debentures in single series of 60,000 simple, nonconvertible into shares, unsecured, nominative and registered debentures, and its main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	November 16, 2017
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

3)	In March 2012, the Company made early partial redemptions of 800 debentures and on December 4, 2012, the maturity date of these debentures, the Company settled the remaining 200 debentures. The debentures had annual interest payments and amortization in one single tranche at the maturity date, according to the following characteristics:

Face value unit:	R$ 1,000,000.00
Final maturity:	December 4, 2012
Payment of the face value:	Lump sum at final maturity
Interest:	108.5% of CDI
Payment of interest:	Annually
Reprice:	Not applicable

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

h.	Export credit note

In March 2013, the subsidiary Oxiteno Nordeste contracted an export credit note in the amount of R$ 17.5 million, with maturity in March 2016 and fixed interest rate of 8% p.a., paid quarterly.

In August 2013, the subsidiary Oxiteno Nordeste contracted an export credit note in the amount of R$ 10.0 million, with maturity in August 2016 and fixed interest rate of 8% p.a., paid quarterly.

Oxiteno Nordeste contracted interest hedging instruments, thus converting the fixed rates for these loans into 88.8% of CDI (see Note 22). Oxiteno Nordeste designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both measured at fair value from inception. Changes in fair value are recognized in profit or loss.

i.	Finance leases

The subsidiary Cia. Ultragaz has a finance lease contract related to LPG bottling facilities, maturing in April 2031.

The subsidiary Serma – Associaçăo dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos (“Serma”) has finance lease contracts related to IT equipment with terms of 36 months. The subsidiary has the option to purchase the assets at a price substantially lower than the fair market price on the date of option, and management intends to exercise such option.

The financial leases contracts of vehicles for fuel transportation of the subsidiary Tropical Transportes Ipiranga Ltda. (“Tropical”) ended in March and April 2013, and the subsidiary received the property rights of the vehicles.

The amounts of equipments and intangible assets, net of depreciation and amortization, and of the liabilities corresponding to such equipments, are shown below:

	12/31/2013
	LPG bottling facilities	IT equipment	Vehicles for fuel transportation	Total
Equipment and intangible assets, net of depreciation and amortization	29,653	292	823	30,768
Financing (present value)	44,338	53	—	44,391
Current	1,735	53	—	1,788
Non-current	42,603	—	—	42,603

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2012
	LPG bottling facilities	IT equipment	Vehicles for fuel transportation	Total
Equipment and intangible assets, net of depreciation and amortization	34,649	765	847	36,261
Financing (present value)	42,419	410	84	42,913
Current	1,533	357	84	1,974
Non-current	40,886	53	—	40,939

	01/01/2012
	LPG bottling facilities	IT equipment	Vehicles for fuel transportation	Total
Equipment and intangible assets, net of depreciation and amortization	39,645	1,541	865	42,051
Financing (present value)	42,356	952	345	43,653
Current	1,419	542	261	2,222
Non-current	40,937	410	84	41,431

The future disbursements (installments) assumed under these contracts are presented below:

	12/31/2013
	LPG bottling facilities	IT equipment	Vehicles for fuel transportation	Total
Up to 1 year	3,949	55	—	4,004
From 1 to 2 years	3,949	—	—	3,949
From 2 to 3 years	3,949	—	—	3,949
From 3 to 4 years	3,949	—	—	3,949
From 4 to 5 years	3,949	—	—	3,949
More than 5 years	48,704	—	—	48,704

	68,449	55	—	68,504

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2012
	LPG bottling facilities	IT equipment	Vehicles for fuel transportation	Total
Up to 1 year	3,655	385	113	4,153
From 1 to 2 years	3,655	55	—	3,710
From 2 to 3 years	3,655	—	—	3,655
From 3 to 4 years	3,655	—	—	3,655
From 4 to 5 years	3,655	—	—	3,655
More than 5 years	48,730	—	—	48,730

	67,005	440	113	67,558

	01/01/2012
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

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

j.	Transaction costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instrument and are recognized as expense according to the effective interest rate method, as follows:

	Effective rate of transaction costs (% p.a.)	Balance as of December 31, 2012	Incurred cost	Amortization	Balance as of December 31, 2013
Banco do Brasil (f)	0.4	13,315	16,212	(9,730)	19,797
Debentures (g)	0.4	8,116	—	(3,386)	4,730
Notes in the foreign market (b)	0.2	3,021	—	(712)	2,309
Other	0.2	1,435	—	(519)	916

Total		25,887	16,212	(14,347)	27,752

	Effective rate of transaction costs (% p.a.)	Balance as of January 1, 2012	Incurred cost	Amortization	Balance as of December 31, 2012
Banco do Brasil (f)	0.6	21,512	2,926	(11,123)	13,315
Debentures (g)	0.4	6,023	6,772	(4,679)	8,116
Notes in the foreign market (b)	0.2	3,697	—	(676)	3,021
Other	0.3	810	929	(304)	1,435

Total		32,042	10,627	(16,782)	25,887

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Banco do Brasil (f)	5,323	3,086	2,691	3,218	3,844	1,635	19,797
Debentures (g)	3,766	854	55	55	—	—	4,730
Notes in the foreign market (b)	1,154	1,155	—	—	—	—	2,309
Other	436	315	89	76	—	—	916

Total	10,679	5,410	2,835	3,349	3,844	1,635	27,752

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

k.	Guarantees

The financings are guaranteed by collateral in the amount of R$ 40,675 as of December 31, 2013 (R$ 41,466 as of December 31, 2012 and R$ 88,794 as of January 1, 2012) and by guarantees and promissory notes in the amount of R$ 2,528,511 as of December 31, 2013 (R$ 2,423,240 as of December 31, 2012 and R$ 1,841,760 as of January 1, 2012).

In addition, the Company and its subsidiaries offer collateral in the form of letters of credit for commercial and legal proceedings in the amount of R$ 155,221 as of December 31, 2013 (R$ 179,387 as of December 31, 2012 and R$ 135,051 as of January 1, 2012).

Some subsidiaries issued collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 14,315 as of December 31, 2013 (R$ 12,137 as of December 31, 2012 and R$ 11,843 as of January 1, 2012), with maturities of less than 214 days. As of December 31, 2013, the Company and its subsidiaries did not have losses in connection with these collaterals. The fair value of collaterals recognized in current liabilities as other payables is R$ 350 as of December 31, 2013 (R$ 298 as of December 31, 2012 and R$ 286 as of January 1, 2012), which is recognized as profit or loss as customers settle their obligations with the financial institutions.

Some financing agreements of the Company and its subsidiaries have cross default clauses that require them to pay the debt assumed in case of default of other debts equal to or greater than US$ 15 million. As of December 31, 2013, there was no event of default of the debts of the Company and its subsidiaries.

15 Trade payables

	12/31/2013	12/31/2012 (Restated)	01/01/2012 (Restated)
Domestic suppliers	907,138	1,242,447	1,016,380
Foreign suppliers	61,812	55,288	50,406

	968,950	1,297,735	1,066,786

The Company and its subsidiaries acquire oil based fuels and LPG from Petróleo Brasileiro S.A.—Petrobras and its subsidiaries and ethylene from Braskem S.A. and Braskem Qpar S.A. These suppliers control almost all the markets for these products in Brazil. The Company and its subsidiaries depend on the ability of those suppliers to deliver products in a timely manner and at acceptable prices and terms. The loss of any major supplier or a significant reduction in product availability from these suppliers could have a significant adverse effect on the Company and its subsidiaries. The Company and its subsidiaries believe that their relationship with suppliers is satisfactory.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

16 Salaries and related charges

	12/31/2013	12/31/2012 (Restated)	01/01/2012 (Restated)
Profit sharing, bonus and premium	142,120	114,305	144,021
Provisions on payroll	111,831	93,596	88,550
Social charges	31,059	32,643	27,553
Salaries and related payments	11,000	9,305	5,246
Benefits	1,303	1,466	1,081
Others	341	1,211	769

	297,654	252,526	267,220

17 Taxes payable

	12/31/2013	12/31/2012 (Restated)	01/01/2012 (Restated)
ICMS	75,883	71,255	55,018
Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno Andina and Oxiteno Uruguay	11,445	8,818	8,340
PIS and COFINS	9,128	10,564	16,491
ISS	5,656	5,703	4,715
IPI	4,304	4,502	14,604
National Institute of Social Security (INSS)	3,998	3,448	3,856
Income Tax Withholding (IRRF)	1,659	1,432	5,175
Others	4,249	1,951	1,009

	116,322	107,673	109,208

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

18 Provision for assets retirement obligation – fuel tanks

This provision corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain use period (see Note 2.m).

Movements in the provision for assets retirement obligation are as follows:

Balance at January 1, 2012	67,504
Additions (new tanks)	1,664
Expense with tanks removed	(2,477)
Accretion expense	3,720

Balance at December 31, 2012	70,411
Additions (new tanks)	715
Expense with tanks removed	(5,435)
Accretion expense	3,970

Balance at December 31, 2013	69,661

Current	3,449
Non-current	66,212

19 Deferred revenue

The Company and its subsidiaries have recognized the following deferred revenue:

	12/31/2013	12/31/2012	01/01/2012
Loyalty program “Km de Vantagens”	12,816	13,545	15,983
‘am/pm’ franchising upfront fee	14,049	14,362	12,472

	26,865	27,907	28,455

Current	17,731	18,054	19,731
Non-current	9,134	9,853	8,724

Ipiranga has a loyalty program called Km de Vantagens under which registered customers are rewarded with points when they buy products at Ipiranga service stations or at its partners. The customers may exchange these points, during the period of one year, for discounts on products and services offered by Ipiranga and its partners. Points received by Ipiranga’s customers that may be used with the partner Multiplus Fidelidade and for discounts of fuel in Ipiranga’s website (www.postoipiranganaweb.com.br) are considered part of the sales revenue based on the fair value of the points granted. Revenue is deferred based on the expected redemption of points, and is recognized in profit or loss when the points are redeemed, on which occasion the costs incurred are also recognized. Deferred revenue of unredeemed points is also recognized in profit or loss when the points expire.

The franchising upfront fee related to the ‘am/pm’ convenience store chain received by Ipiranga is deferred and recognized in profit or loss on an accrual basis, based on the substance of the agreements with the franchisees.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

20 Shareholders’ equity

a.	Share capital

The Company is a publicly traded company listed on BM&FBOVESPA in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (NYSE) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”. As of December 31, 2013 the subscribed and paid-in capital stock consists of 544,383,996 common shares with no par value, and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

As of December 31, 2013, the Company is authorized to increase capital up to the limit of 800,000,000 common shares, without amendment to the Bylaws, by resolution of the Board of Directors.

As of December 31, 2013, there were 34,314,797 common shares outstanding abroad in the form of ADRs (35,425,099 as of December, 2012).

b.	Treasury shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Instructions 10, of February 14, 1980 and 268, of November 13, 1997. In 2013, there were no stock repurchases.

As of December 31, 2013 and December 31, 2012, 7,971,556 common shares were held in the Company’s treasury, acquired at an average cost of R$ 14.42 per share.

The price of the shares issued by the Company as of December 31, 2013 on BM&FBOVESPA was R$ 55.95.

c. Capital reserve

The capital reserve reflects the gain on the transfer of shares at market price to be held in treasury by the Company’s subsidiaries, at an average price of R$ 17.44 per share. Such shares were used in the Deferred Stock Plan granted to executives of these subsidiaries, as mentioned in Note 8.c).

d. Revaluation reserve

The revaluation reserve reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects recognized by these subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

e. Profit reserves

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

Investments reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 55.c) of the Bylaws this reserve is aimed to protect the integrity of the Company’s assets and to supplement its capital stock, in order to allow new investments to be made. As provided in its Bylaws, the Company may allocate up to 45% of net income to the investments reserve, up to the limit of 100% of the capital share.

The amount of retention of profits and investments reserve are free of distribution restrictions and totaled R$ 2,371,533 as of December 31, 2013 (R$ 1,950,707 as of December 31, 2012 and R$ 1,608,465 as of January 1, 2012).

f. Other comprehensive income

Valuation adjustments

The differences between the fair value and amortized cost of financial investments classified as available for sale are recognized as valuation adjustments. The gains and losses recognized in the shareholders’ equity are reclassified to profit or loss in case the financial instruments are prepaid.

Actuarial gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in shareholders’ equity under caption “valuation adjustments”. Actuarial gains and losses recorded in equity are not reclassified to profit or loss in subsequent periods.

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balance and changes in other comprehensive income of the Company are as follows:

	Valuation adjustments
	Fair value of financial investment available for sale	Actuarial gains (losses) of post- employment benefits	Total	Cumulative translation adjustment

Balance as of December 31, 2010	(2,043)	—	(2,043)	(18,597)
Translation of foreign subsidiaries	—	—	—	14,171
Changes in fair value	2,596	—	2,596	—
Actuarial losses of post-employment benefits	—	(7,014)	(7,014)	—
Income and social contribution taxes on actuarial losses	—	2,385	2,385	—

Balance as of December 31, 2011	193	(4,629)	(4,436)	(4,426)
Translation of foreign subsidiaries	—	—	—	17,047
Changes in fair value	(170)	—	(170)	—
Actuarial losses of post-employment benefits	—	(12,135)	(12,135)	—
Income and social contribution taxes on actuarial losses	—	4,126	4,126	—

Balance as of December 31, 2012	23	(12,638)	(12,615)	12,621
Translation of foreign subsidiaries	—	—	—	25,455
Changes in fair value	(18)	—	(18)	—
Actuarial gains of post-employment benefits	—	27,365	27,365	—
Income and social contribution taxes on actuarial gains	—	(9,304)	(9,304)	—

Balance as of December 31, 2013	5	5,423	5,428	38,076

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

g. Dividends

The shareholders are entitled, under the Bylaws, to a minimum annual dividend of 50% of adjusted net income calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in shareholders’ equity until they are approved by the Shareholders’ Meeting. The proposed dividends payable as of January 1, 2012 in the amount of R$ 273,453 (R$ 0.51 – fifty one cents of Brazilian Real per share), were approved by Board of Directors on February 15, 2012, having been ratified in the Annual General Shareholders’ Meeting on April 11, 2012 and paid on March 2, 2012. From August 17, 2012, the Company has anticipated dividends of 2012, in the amount of R$ 273,392 (R$ 0.51– fifty one cents of Brazilian Real per share). The proposed dividends payable as of December 31, 2012 in the amount of R$ 354,032 (R$ 0.66 – sixty six cents of Brazilian Real per share), were approved by the Board of Directors on February 20, 2013, having been ratified in the Annual General Shareholders’ Meeting on April 10, 2013 and paid on March 8, 2013. On July 31, 2013, the Company anticipated dividends of 2013, in the amount of R$ 354,032 (R$ 0.66– sixty six cents of Brazilian Real per share) paid from August 16, 2013.

The proposed dividends reflected in the financial statements of the Company, approved in the Annual General Shareholders’ Meeting on April 16, 2014, is as follows:

2013
Net income for the year attributable to shareholders of Ultrapar	1,225,143
Legal reserve	(61,257)

Net income for the year after legal reserve	1,163,886
Minimum mandatory dividends	581,943
Interim dividends paid (R$ 0.66 per share)	(354,032)

Mandatory dividends payable – Current liabilities	227,911
Additional dividends to the minimum mandatory dividends – shareholders’equity	161,584

Dividends proposed and payable (R$ 0.71 per share)	389,495
Allocation to statutory investments reserve	420,359

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

21	Segment information

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

The main financial information of each of the Company’s segments can be stated as follows:

	12/31/2013	12/31/2012 (Restated)	12/31/2011 (Restated)
Net revenue from sales and services:
Ultragaz	3,982,300	3,847,087	3,766,766
Ipiranga	53,384,116	46,829,423	42,221,638
Oxiteno	3,277,839	2,928,850	2,408,582
Ultracargo	332,070	293,589	259,864
Others (1)	37,146	47,610	51,379
Intersegment sales	(73,225)	(77,633)	(79,528)

Total	60,940,246	53,868,926	48,628,701
Intersegment sales:
Ultragaz	1,300	1,245	1,665
Ipiranga	—	—	5,967
Oxiteno	871	—	—
Ultracargo	33,940	29,005	26,634
Others (1)	37,114	47,383	45,262

Total	73,225	77,633	79,528
Net revenue from sales and services, excluding intersegment sales:
Ultragaz	3,981,000	3,845,842	3,765,101
Ipiranga	53,384,116	46,829,423	42,215,671
Oxiteno	3,276,968	2,928,850	2,408,582
Ultracargo	298,130	264,584	233,230
Others (1)	32	227	6,117

Total	60,940,246	53,868,926	48,628,701

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2013	12/31/2012 (Restated)	12/31/2011 (Restated)
Operating income:
Ultragaz	147,034	114,282	163,413
Ipiranga	1,574,677	1,254,445	1,042,372
Oxiteno	308,589	228,785	155,976
Ultracargo	108,865	105,462	87,355
Others (1)	4,868	4,916	6,571

Total	2,144,033	1,707,890	1,455,687
Financial income	240,562	208,155	309,084
Financial expenses	(578,167)	(478,478)	(616,638)
Share of profit of joint ventures and associates	(4,993)	10,480	13,878

Income before income and social contribution taxes	1,801,435	1,448,047	1,162,011
Additions to property, plant and equipment and intangible assets:
Ultragaz	179,862	175,619	245,250
Ipiranga	836,176	961,637	624,841
Oxiteno	141,122	120,331	108,608
Ultracargo	38,905	87,432	116,862
Others (1)	15,636	14,780	17,575

Total additions to property, plant and equipment and intangible assets (see Notes 12 and 13)	1,211,701	1,359,799	1,113,136
Finance leases	—	—	(43,009)
Assets retirement obligation – fuel tanks (see Note 18)	(715)	(1,664)	(2,421)
Capitalized borrowing costs	(6,835)	(9,355)	(5,333)

Total investments in property, plant and equipment and intangible assets (cash flow)	1,204,151	1,348,780	1,062,373

Depreciation and amortization charges:
Ultragaz	133,489	131,441	117,462
Ipiranga	454,156	390,748	316,186
Oxiteno	131,857	123,142	106,314
Ultracargo	47,349	36,565	28,213
Others (1)	12,086	11,183	9,776

Total	778,937	693,079	577,951

	12/31/2013	12/31/2012 (Restated)	01/01/2012 (Restated)
Total assets:
Ultragaz	2,502,590	2,302,009	1,869,775
Ipiranga	8,077,204	7,619,164	6,628,865
Oxiteno	4,030,122	3,532,076	3,456,611
Ultracargo	1,320,344	1,330,569	1,068,452
Others (1)	448,285	465,736	673,998

Total	16,378,545	15,249,554	13,697,701

(1)	Composed of the parent company Ultrapar, Serma and Imaven Imóveis Ltda.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Geographic area information

The fixed and intangible assets of the Company and its subsidiaries are located in Brazil, except those related to Oxiteno’ plants abroad, as shown below:

	12/31/2013	12/31/2012	01/01/2012
Mexico	85,610	46,248	30,853
Venezuela	24,834	22,418	17,021
Uruguay	50,304	43,769	—
United States of America	109,451	48,922	—

The Company generates revenue from operations in Brazil, Mexico, Venezuela and, from November 1st, 2012, in Uruguay, as well as from exports of products to foreign customers, as disclosed below:

	12/31/2013	12/31/2012 (Restated)	12/31/2011 (Restated)
Net revenue:
Brazil	59,963,359	52,999,338	47,919,851
Mexico	134,241	124,206	119,763
Venezuela	207,008	142,900	127,591
Other Latin American countries	332,738	320,574	245,103
United States of America and Canada	136,666	137,228	100,959
Far East	45,808	39,206	40,827
Europe	73,624	57,294	43,706
Other	46,802	48,180	30,901

	60,940,246	53,868,926	48,628,701

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

22	Risks and financial instruments

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency and net investments in foreign operations, in order to reduce the effects of changes in exchange rates on its results and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais as of December 31, 2013. December 31, 2012 and January 1, 2012:

Assets and liabilities in foreign currencies

In millions of Brazilian Reais	12/31/2013	12/31/2012 (Restated)	01/01/2012 (Restated)
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	457.2	363.7	303.8
Foreign trade receivables, net of allowance for doubtful accounts	156.0	163.2	134.9
Net investments in foreign subsidiaries (except cash, cash equivalents, financial investments, trade receivables, financing and payables)	443.4	300.4	115.3

	1,056.6	827.3	554.0
Liabilities in foreign currency
Financing in foreign currency	(1,294.9)	(1,197.5)	(873.6)
Payables arising from imports, net of advances to foreign suppliers	(45.3)	(21.5)	(2.8)

	(1,340.2)	(1,219.0)	(876.4)
Foreign currency hedging instruments	427.1	499.9	348.5
Net asset position – Total	143.5	108.2	26.1

Sensitivity analysis of assets and liabilities in foreign currency

The table below shows the effect of exchange rate changes in different scenarios, based on the net asset position of R$ 143.5 million in foreign currency:

In millions of Brazilian Reais	Risk	Scenario I 10%	Scenario II 25%	Scenario III 50%
(1) Income effect	Real devaluation	(3.9)	(9.8)	(19.6)
(2) Equity effect		18.2	45.6	91.3

(1) + (2)	Net effect	14.3	35.8	71.7

(3) Income effect	Real appreciation	3.9	9.8	19.6
(4) Equity effect		(18.2)	(45.6)	(91.3)

(3) + (4)	Net effect	(14.3)	(35.8)	(71.7)

Gains (losses) directly recognized in equity in cumulative translation adjustments are due to changes in the exchange rate on equity of foreign subsidiaries (see Note 2.r).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

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

The Company does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. As of December 31, 2013, the Company and its subsidiaries had interest rate derivative financial instruments linked to domestic loans, swapping the fixed interest rate of certain debts to floating interest rate (CDI).

The table below shows the financial assets and liabilities exposed to floating interest rates as of December 31, 2013, December 31, 2012 and January 1, 2012:

In millions of Brazilian Reais

	Note	12/31/2013	12/31/2012	01/01/2012
CDI
Cash equivalents	4	2,051.1	1,912.2	1,643.0
Financial investments	4	747.3	641.0	541.3
Asset position of hedging instruments - CDI	22	112.3	21.1	24.5
Loans and debentures	14	(3,862.0)	(2,117.1)	(1,301.9)
Liability position of hedging instruments - CDI	22	(452.5)	(495.5)	(367.9)
Liability position of hedging instruments from pre-fixed interest to CDI	22	(854.6)	(1,796.7)	(2,152.5)

Net liability position in CDI		(2,258.4)	(1,835.0)	(1,613.5)

TJLP
Loans –TJLP	14	(640.5)	(701.8)	(938.6)

Net liability position in TJLP		(640.5)	(701.8)	(938.6)

LIBOR
Asset position of hedging instruments - LIBOR	22	329.7	286.0	111.8
Loans - LIBOR	14	(374.4)	(322.3)	(111.9)

Net liability position in LIBOR		(44.7)	(36.3)	(0.1)

TIIE
Loans - TIIE	14	(31.2)	(25.3)	(28.5)

Net liability position in TIIE		(31.2)	(25.3)	(28.5)

Total net liability position		(2,974.8)	(2,598.4)	(2,580.7)

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity analysis of floating interest rate risk

The table below shows the incremental expenses and income that would be recognized in financial income as of December 31, 2013, due the effect of floating interest rate changes in different scenarios:

In millions of Brazilian Reais

	Risk	Scenario I 10%	Scenario II 25%	Scenario III 50%
Exposure of interest rate risk
Interest on cash equivalents and financial investments effect	Increase in CDI	18.9	47.2	94.5
Hedge instruments (assets in CDI) effect	Increase in CDI	0.2	0.4	0.8
Interest on debt effect	Increase in CDI	(26.1)	(65.4)	(130.7)
Hedge instruments (liability in CDI) effect	Increase in CDI	(12.4)	(31.3)	(62.4)

Incremental expenses		(19.4)	(49.1)	(97.8)

Interest on debt effect	Increase in TJLP	(3.4)	(8.4)	(16.8)

Incremental expenses		(3.4)	(8.4)	(16.8)

Hedge instruments (assets in LIBOR) effect	Increase in LIBOR	0.1	0.3	0.5
Interest on debt effect	Increase in LIBOR	(0.1)	(0.3)	(0.6)

Incremental expenses		—	—	(0.1)

Interest on debt effect	Increase in TIIE	(0.1)	(0.3)	(0.6)

Incremental expenses		(0.1)	(0.3)	(0.6)

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

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Customer credit risk - Such risks are managed by each business unit through specific criteria for acceptance of customers and credit rating and are additionally mitigated by diversification of sales. No single customer or group accounts for more than 10% of total revenue.

The Company maintained the following allowances for doubtful accounts on trade receivables:

	12/31/2013	12/31/2012	01/01/2012
Ipiranga	121,205	111,789	101,318
Ultragaz	20,793	13,755	13,107
Oxiteno	2,569	2,647	1,415
Ultracargo	2,513	625	614

Total	147,080	128,816	116,454

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

The Company and its subsidiaries believe to have enough working capital to satisfy their current needs. The gross indebtedness due over the next twelve months totals R$ 2,056.9 million, including estimated interests on loans. Furthermore, the investment plan for 2014 totals R$ 1,484.0 million. On December 31, 2013, the Company and its subsidiaries had R$ 3,425.2 million in cash, cash equivalents and short-term financial investments (for quantitative information, see Notes 4 and 14).

The table below presents a summary of financial liabilities as of December 31, 2013 to be settled by the Company and its subsidiaries, by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, these amounts can be different from the amounts disclosed on the balance sheet as of December 31, 2013.

	In millions of Brazilian Reais

Financial liabilities	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans including future contractual interest (1) (2)	8,686.9	2,056.9	3,939.8	977.0	1,713.2
Currency and interest rate hedging instruments (3)	38.9	19.3	19.6	—	—
Trade payables	969.0	969.0	—	—	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

(1)	To calculate the estimated interest on loans some macroeconomic assumptions were used, including, on average for the period: (i) CDI of 12.0% p.a., (ii) exchange rate of the Real against the U.S. dollar of R$ 2.50 in 2014, R$ 2.72 in 2015, R$ 3.00 in 2016 and R$ 3.29 in 2017 and R$ 3.57 in 2018 (iii) TJLP of 5.0% p.a. and (iv) IGP-M of 6.4% in 2014, 5.4% in 2015, 5.4% in 2016, 5.4% in 2017 and 5.4% in 2018 (source: BM&FBOVESPA, Bulletin Focus and financial institutions).
(2)	Includes estimated interest payments on short-term and long-term loans until the payment.
(3)	The currency and interest rate hedging instruments were estimated based on projected U.S dollar futures contracts and the futures curve of DI x Pre contract quoted on BM&FBOVESPA as of December 30, 2013, and on the futures curve of LIBOR (BBA - British Bankers Association) on December 31, 2013. In the table above, only the hedging instruments with negative result at the time of settlement were considered.

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments adopted by the Company and its subsidiaries:

Hedging instruments	Counterparty	Maturity	Notional amount[1]						Fair value			Amounts receivable	Amounts payable
			12/31/2013		12/31/2012		01/01/2012		12/31/2013	12/31/2012	01/01/2012	12/31/2013
									R$ million	R$ million	R$ million	R$ million	R$ million
a –Exchange rate swaps receivable in U.S. dollars	Bradesco, BTMU,	Jan 2014 to Apr 2017
Receivables in U.S. dollars (LIBOR)			US$	140.0	US$	140.0	US$	60.0	329.7	286.0	111.8	329.7	—
Receivables in U.S. dollars (Fixed)	Citibank, HSBC, Itaú, JP Morgan,		US$	87.4	US$	111.3	US$	138.9	212.8	234.7	261.5	212.8	—
Payables in CDI interest rate	Santander		US$	(227.4)	US$	(251.3)	US$	(198.9)	(452.5)	(495.6)	(367.9)	—	452.5

Total result				—		—		—	90.0	25.1	5.4	542.5	452.5

b.1 and b.2 – Exchange rate swaps payable in U.S. dollars + COUPON	Bradesco, HSBC, Itaú	Jan 2014 to Feb 2014
Receivables in CDI interest rates			US$	48.1	US$	10.2	US$	13.3	112.3	21.1	24.5	112.3	—
Payables in U.S. dollars (Fixed)			US$	(48.1)	US$	(10.2)	US$	(13.3)	(115.4)	(20.8)	(24.8)	—	115.4

Total result				—		—		—	(3.1)	0.3	(0.3)	112.3	115.4

c – Interest rate swaps in R$	Banco do Brasil, Itaú	May 2014 to Aug 2016
Receivables in fixed interest rate			R$	627.5	R$	1,400.0	R$	1,809.5	937.0	1,958.9	2,229.4	937.0	—
Payables in CDI interest rate			R$	(627.5)	R$	(1,400.0)	R$	(1,809.5)	(854.6)	(1,796.7)	(2,152.5)	—	854.6

Total result				—		—		—	82.4	162.2	76.9	937.0	854.6

Total gross result									169.3	187.6	82.0	1,591.8	1,422.5
Income tax									(24.3)	(18.2)	(10.7)	(24.3)	—

Total net result									145.0	169.4	71.3	1,567.5	1,422.5

Positive result (see Note 4)									151.6	179.1	93.4
Negative result (see Note 14)									(6.6)	(9.7)	(22.1)

[1]	In millions. Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Hedging instruments existing as of December 31, 2013 are described below, according to their category, risk, and hedging strategy:

a - Hedging against foreign exchange exposure of liabilities in foreign currency - The purpose of these contracts is (i) to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Brazilian Reais linked to CDI and (ii) change a financial investment linked to the CDI and given as guarantee to loan in U.S. dollar, into a financial investment linked to U.S. dollar. As of December 31, 2013, the Company and its subsidiaries had outstanding swap contracts totaling US$ 227.4 million in notional amount with liability position, on average of 103.5% of CDI, of which US$ 87.4 million, on average, had asset position at US$ + 4.19% p.a. and US$ 140.0 million had asset position at US$ + LIBOR + 1.0% p.a.

b.1 - Hedging against foreign exchange exposure of operations - The purpose of these contracts is to make the exchange rate of the revenues of subsidiaries Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials during their operating cycles. As of December 31, 2013, these swap contracts totaled US$ 13.1 million and, on average, had an asset position at 79.3% of CDI and liability position at US$ + 0.0% p.a.

b.2 - Hedging against foreign exchange exposure of net investments in foreign operations - The purpose of these contracts is to minimize the effect of exchange variation of investments in foreign subsidiaries with functional currencies different from the functional currency of the Company, turning them into investments in Brazilian Reais. On December 31, 2013, the Company and its subsidiaries had outstanding swap contracts totaling US$ 35.0 million in notional amount with asset position at 95.1% of CDI and liability position of US$ + 0.0% p.a.

c - Hedging against the interest rate fixed in local financing - The purpose of these contracts is to convert the interest rate on financing contracted in Brazilian Reais from fixed into floating. On December 31, 2013 these swap contracts totaled R$ 627.5 million of notional amount corresponding to principal amount of related debt, and on average had an asset position at 12.0% p.a. and liability position at 98.8% of CDI.

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

On December 31, 2013 the notional amount of interest rate hedging instruments totaled R$ 627.5 million referring to the principal of the pre-fixed loans in Brazilian Reais. As of December 31, 2013, a loss of R$ 18.0 million related to the result of hedging instruments, an income of R$ 69.9 million related to the fair value adjustment of debt and an expense of R$ 131.7 million related to the accrued interest rate of the debt were recognized in the income statements, transforming the average effective cost of the operations into 98.8% of CDI.

On December 31, 2013 the notional amount of foreign exchange hedging instruments designated as fair value hedge totaled US$ 80.0 million. As of December 31, 2013, a gain of R$ 15.4 million related to the result of hedging instruments, an expense of R$ 2.7 million related to the fair value adjustment of debt and an expense of R$ 26.1 million related to the financial expense of the debt were recognized in the income statements, transforming the average effective cost of the operation into 104.1% of CDI (see Note 14.c.1).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

On December 31, 2013 the notional amount of exchange rate hedging instruments designated as hedges of net investment in a foreign operation totaled US$ 35 million relating to the portion of investments in entities which have functional currency different from the Real. In 2013 an expense of R$ 1.7 million was recorded. The exchange rate on investment and the hedging instrument effects were offset in equity.

Gains (losses) on hedging instruments

The following tables summarize the values of gains (losses) recognized as of December 31, 2013 and 2012, which affected the income statement and shareholders’ equity of the Company and its subsidiaries:

	12/31/2013
	R$ million
	Profit or loss	Equity
a - Exchange rate swaps receivable in U.S. dollars (i) (ii)	(26.9)	—
b - Exchange rate swaps payable in U.S. dollars (ii)	(4.8)	—
c - Interest rate swaps in R$ (iii)	51.9	—

Total	20.2	—

	12/31/2012
	R$ million
	Profit or loss	Equity
a - Exchange rate swaps receivable in U.S. dollars (i)	(7.1)	—
b - Exchange rate swaps payable in U.S. dollars	(0.4)	—
c - Interest rate swaps in R$ (iii)	64.4	—

Total	56.9	—

	12/31/2011
	R$ million
	Profit or loss	Equity
a - Exchange rate swaps receivable in U.S. dollars (i)	(14.7)	—
b - Exchange rate swaps payable in U.S. dollars	(7.2)	—
c - Interest rate swaps in R$ (iii)	7.1	—
d - Interest rate swaps in U.S. dollars	(1.7)	1.5
e - NDFs (non-deliverable forwards) - RPR	(0.9)	0.9

Total	(17.4)	2.4

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

Fair value of financial instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, as of December 31, 2013, December 31, 2012 and January 1, 2012, are stated below:

			12/31/2013		12/31/2012 (Restated)		01/01/2012 (Restated)
	Category	Note	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Loans and receivables	4	224,926	224,926	79,652	79,652	107,317	107,317
Financial investments in local currency	Measured at fair value through profit or loss	4	2,051,143	2,051,143	1,912,217	1,912,217	1,643,013	1,643,013
Financial investments in foreign currency	Measured at fair value through profit or loss	4	—	—	29,245	29,245	15,176	15,176
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	736,638	736,638	630,404	630,404	534,094	534,094
Fixed-income securities and funds in local currency	Held to maturity	4	10,618	10,618	10,618	10,618	7,193	7,193
Fixed-income securities and funds in foreign currency	Available for sale	4	368,781	368,781	290,636	290,636	259,091	259,091
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	151,594	151,594	179,056	179,056	93,403	93,403

Total			3,543,700	3,543,700	3,131,828	3,131,828	2,659,287	2,659,287

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,118,281	1,118,281	2,107,646	2,107,646	2,208,109	2,208,109
Financing	Measured at amortized cost	14	4,340,967	4,373,680	2,607,375	2,683,319	2,265,792	2,304,651
Debentures	Measured at amortized cost	14	1,459,412	1,456,282	1,448,219	1,450,300	1,002,451	1,001,121
Finance leases	Measured at amortized cost	14	44,391	44,391	42,913	42,913	43,653	43,653
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	6,575	6,575	9,699	9,699	22,089	22,089

Total			6,969,626	6,999,209	6,215,852	6,293,877	5,542,094	5,579,623

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair values of cash and bank deposits balances are identical to their carrying values.

•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the reporting period, which corresponds to their fair value.

•

Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the “yield curve” and, therefore, the Company believes their fair value corresponds to their carrying value.

•	The fair value calculation of LPG Inc.’s notes in the foreign market (see Note 14.b) is based on the quoted prices in an active market.

The fair value of other financial investments and financings was determined using calculation methodologies commonly used for marking-to-market, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of December 31, 2013, December 31, 2012 and January 1, 2012. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realized in the current market.

Financial instruments were classified as loans and receivables or financial liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, (ii) financial investments classified as measured at fair value through profit or loss, (iii) financial investments that are classified as available for sale, which are measured at fair value through other comprehensive income (see Note 4), (iv) loans and financing measured at fair value through profit or loss (see Note 14) and (v) guarantees to customers that have vendor arrangements (see Note 14.k), which are measured at fair value through profit or loss. The financial investments classified as held-to-maturity are measured at amortized cost. Cash, banks and trade receivables are classified as loans and receivables. Trade payables and other payables are classified as financial liabilities measured at amortized cost.

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Reais, unless otherwise stated)

The table below shows a summary of the financial assets and financial liabilities measured at fair value in the Company’s and its subsidiaries’ balance sheet as of December 31, 2013, December 31, 2012 and January 1, 2012:

	Category	Note	12/31/2013	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Financial investments in local currency	Measured at fair value through profit or loss	4	2,051,143	2,051,143	—	—
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	736,638	736,638	—	—
Fixed-income securities and funds in foreign currency	Available for sale	4	368,781	—	368,781	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	151,594	—	151,594	—

Total			3,308,156	2,787,781	520,375	—

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,118,281	—	1,118,281	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	6,575	—	6,575	—

Total			1,124,856	—	1,124,856	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Category	Note	12/31/2012 (Restated)	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Financial investments in local currency	Measured at fair value through profit or loss	4	1,912,217	1,912,217	—	—
Financial investments in foreign currency	Measured at fair value through profit or loss	4	29,245	29,245	—	—
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	630,404	630,404	—	—
Fixed-income securities and funds in foreign currency	Available for sale	4	290,636	84,872	205,764	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	179,056	—	179,056	—

Total			3,041,558	2,656,738	384,820	—

Financial liabilities:
Financing – Banco do Brasil fixed	Measured at fair value through profit or loss	14	2,107,646	—	2,107,646	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	9,699	—	9,699	—

Total			2,117,345	—	2,117,345	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Category	Note	01/01/2012 (Restated)	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Financial investments in local currency	Measured at fair value through profit or loss	4	1,643,013	1,643,013	—	—
Financial investments in foreign currency	Measured at fair value through profit or loss	4	15,176	15,176	—	—
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	534,094	534,094	—	—
Fixed-income securities and funds in foreign currency	Available for sale	4	259,091	—	259,091	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	93,403	—	93,403	—

Total			2,544,777	2,192,283	352,494	—

Financial liabilities:
Financing – Banco do Brasil fixed	Measured at fair value through profit or loss	14	2,208,109	—	2,208,109	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	22,089	—	22,089	—

Total			2,230,198	—	2,230,198	—

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

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on BM&FBOVESPA as of December 30, 2013. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 3.18 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Brazilian Real against the likely scenario, according to the risk to which the hedged item is exposed.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Based on the balances of the hedging instruments and hedged items as of December 31, 2013, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the balance in Brazilian Reais as of December 31, 2013 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	77,896	230,829	383,763
(2) Debts/firm commitments in dollars	appreciation	(77,889)	(230,828)	(383,767)

(1)+(2)	Net effect	7	1	(4)

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(373)	7,366	15,105
(4) Gross margin of Oxiteno	devaluation	373	(7,366)	(15,105)

(3)+(4)	Net effect	—	—	—

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais, the Company used the futures curve of DI x Pre contract on BM&FBOVESPA as of December 30, 2013 for each of the swap and debt (hedged item) maturities, to determine the likely scenarios. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the likely scenario pre-fixed interest rate.

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

	Risk	Scenario I (likely)	Scenario II	Scenario III
Interest rate swap (in R$)
(1) Fixed rate swap - CDI	Decrease in	—	21,761	44,822
(2) Fixed rate financing	Pre-fixed rate	—	(21,768)	(44,831)

(1)+(2)	Net effect	—	(7)	(9)

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

23	Provisions, contingencies and commitments

a.	Provisions for tax, civil and labor risks

The Company and its subsidiaries are parties in tax, civil and labor disputes and are discussing these issues both at the administrative and judiciary levels, which, when applicable, are backed by escrow deposits. Provisions for losses are estimated and updated by management, supported by the opinion of the legal departments of the Company and its outside legal counsel.

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance in 12/31/2012 (Restated)	Additions	Write-offs	Monetary restatement	Balance in 12/31/2013
IRPJ and CSLL	305,815	37,425	(641)	18,262	360,861
PIS and COFINS	82,938	—	(1,163)	4,737	86,512
ICMS	62,491	752	(33,198)	3,068	33,113
INSS	12,789	123	(7,366)	705	6,251
Civil litigation	91,242	11,202	(11,597)	39	90,886
Labor litigation	44,186	18,359	(3,890)	1,519	60,174
Other	1,016	150	(30)	87	1,223

Total	600,477	68,011	(57,885)	28,417	639,020

Current	49,514				69,306
Non-current	550,963				569,714

Provision	Balance in 01/01/2012 (Restated)	Temmar acquisition	Additions	Write-offs	Monetary restatement	Balance in 12/31/2012 (Restated)
IRPJ and CSLL	256,165	—	33,583	(207)	16,274	305,815
PIS and COFINS	82,612	—	1,176	(5,958)	5,108	82,938
ICMS	73,389	—	1,538	(17,410)	4,974	62,491
INSS	14,305	—	224	(2,637)	897	12,789
Civil litigation	81,522	203	15,631	(6,222)	108	91,242
Labor litigation	44,278	—	8,017	(8,755)	646	44,186
Other	930	—	90	(67)	63	1,016

Total	553,201	203	60,259	(41,256)	28,070	600,477

Current	40,986					49,514
Non-current	512,215					550,963

Some of the provisions above involve escrow deposits in the amount of R$ 456,075 as of December 31, 2013 (R$ 401,847 as of December 31, 2012 and R$ 328,581 as of January 1, 2012).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Tax matters

Provisions

On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana Distribuidora de Gás Ltda. (“Bahiana”) filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the Brazilian Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries were required to make escrow deposits for these debits in the accumulated amount of R$ 345,513 as of December 31, 2013 (R$ 291,483 as of December 31, 2012 and R$ 242,058 as of January 1, 2012) and have recognized a corresponding liability.

The subsidiary IPP has provisions for IRPJ and CSLL related to the unconstitutionality of Law No. 9316/1996, that denied the deduction of CSLL from the IRPJ tax basis, in the amount of R$ 19,806 as of December 31, 2013 (R$ 19,120 as of December 31, 2012 and R$ 18,413 as of January 1, 2012).

The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia. Ultragaz, Tequimar, Tropical, Empresa Carioca de Produtos Químicos S.A. (“EMCA”) and IPP filed for a preliminary injunction seeking the deduction of ICMS from their PIS and COFINS tax bases. Oxiteno Nordeste and IPP obtained the right to pay the amounts into escrow deposits through an injunction, and recognized a corresponding provision in the amount of R$ 86,306 as of December 31, 2013 (R$ 81,622 as of December 31, 2012 and R$ 75,636 as of January 1, 2012). The decisions of these and all claims involving this issue are suspended owing to the granting of injunctive relief on the Declaration of Constitutionality Action No. 18.

The subsidiary Oxiteno S.A. decided to pay off, within the Decree 58811/2012 amnesty issued by the State of Săo Paulo, a tax assessment based on alleged undue ICMS credits taken on invoices issued for the symbolic return of raw materials that had previously been delivered for industrialization. The provision in the amount of R$ 15,364 was paid in April 2013. Similarly, in November 2013 the subsidiary IPP decided to pay off, within the Decree 885/2013 amnesty issued by the State of Pará, a tax assessment in the amount of R$ 12,596.

The subsidiary IPP has provision related to ICMS, mainly with respect to several reasons that resulted in tax assessments for which the proof of payment is not so evident, R$ 19,449 as of December 31, 2013 (R$ 19,499 as of December 31, 2012 and R$ 16,021 as of January 1, 2012).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Contigent liabilities

The main tax claims of subsidiary IPP and its subsidiaries classified as having a possible risk of loss, and that have not been recognized in the financial statements due to this assessment, are related to ICMS, and mainly, to: (a) the required proportional reversal of ICMS credits recognized on the purchase of ethanol that was later resold at lower prices as a result of PROÁLCOOL, a Federal Government program to encourage alcohol production, determining the anticipation of financial subsidy by the distributors to the mill owners and their subsequent reimbursement by the DNC (current National Oil Agency), R$ 113,555 as of December 31, 2013 (R$ 104,086 as of December 31, 2012 and R$ 94,357 as of January 1, 2012), (b) alleged undue ICMS credits for which the tax authorities understand that there was no proof of origin, R$ 29,565 as of December 31, 2013 (R$ 23,901 as of December 31, 2012 and R$ 19,313 as of January 1, 2012), (c) assessments for alleged non-payment of ICMS, R$ 25,576 as of December 31, 2013 (R$ 23,096 as of December 31, 2012 and R$ 25,318 as of January 1, 2012), (d) assessment issued in Ourinhos/SP in connection with the return of ethanol loans made with deferred tax, R$ 40,848 as of December 31, 2013 (R$ 36,324 as of December 31, 2012 and R$ 28,733 as of January 1, 2012), (e) assessments in the State of Rio de Janeiro demanding the reversal of ICMS credits on interstate sales made under Article 33 of ICMS Convention 66/88, which allowed the use of the ICMS credit but was suspended by an injunction granted by STF (the Brazilian Federal Court of Justice), R$ 17,222 as of December 31, 2013 (R$ 16,060 as of December 31, 2012 and R$ 14,654 as of January 1, 2012), (f) ICMS credits taken in relation to bills considered invalid, though the understanding of the STJ (the Brazilian High Court of Justice) is that it is possible to take credit, even if there is defect in the document of the seller, as long as it is confirmed that the transaction occurred, R$ 27,215 as of December 31, 2013 (R$ 28,515 as of December 31, 2012 and R$ 25,761 as of January 1, 2012); (g) assessments arising from surplus or shortage of inventory, generated by differences in temperature or handling of the product, without the corresponding issuance of invoices, R$ 47,106 as of December 31, 2013 (R$ 31,380 as of December 31, 2012 and R$ 19,627 as of January 1, 2012), (h) infraction relating to ICMS credits due to alleged non-compliance with legal formalities, R$ 36,398 as of December 31, 2013 (R$ 35,032 as of December 31, 2012 and R$ 25,277 as of January 1, 2012) and; (i) assessments arising from ICMS credits related to inputs of ethanol from certain States that had granted tax benefits to producers of alcohol in alleged disagreement with the law, R$ 30,726 as of December 31, 2013 (R$ 24,662 as of December 31, 2012 and R$ 20,340 as of January 1, 2012); (j) assessments that consider various possible breaches of auxiliary obligations, among them the alleged lack of issuance of invoices, the alleged failure of delivery or delivery with errors of informative reports to the tax authorities, errors in the filling of DANFE - Auxiliary Document Electronic Invoice, among others, R$ 11,806 as of December 31, 2013 (R$ 9,416 as of December 31, 2012 and R$ 7,926 as of January 1, 2012); and (k) infraction notice for non-payment of ICMS related to the acquisition of basic lubricating oil, whose remittance was deferred to the time of the subsequent industrialized output relating to interstate transactions (covered by the constitutional non-incidence - article 155, X, ‘b’ of the Federal Constitution), R$ 10,657 as of December 2013 (R$ 9,734 as of December 31, 2012 and R$ 8,809 as of January 1, 2012).

The subsidiary IPP has assessments invalidating the set-off of IPI credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The non-provisioned amount of this contingency classified as a possible risk of loss, as of December 31, 2013, is R$ 117,697 (R$ 81,868 as of December 31, 2012 and R$ 78,508 as of January 1, 2012).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Contigent assets

The Company and its subsidiaries have favorable judgments to pay contributions to PIS and COFINS without the changes introduced by Law 9718/1998 in its original version. The ongoing questioning refers to the levy of these contributions on sources of income other than gross revenue. In 2005, the STF (the Brazilian Supreme Federal Court) decided the question in favor of the taxpayers. Although this has set a favorable precedent, the effect of this decision does not automatically apply to all companies, since they must await the formal decision in their own lawsuits. Certain lawsuits of the Company’s subsidiaries are currently pending trial and, in the event all such lawsuits are decided in favor of the subsidiaries, the Company estimates that the total positive effect on income before income and social contribution taxes, may reach R$ 36,197, net of attorney’s fees.

c.	Civil claims

Provisions

The Company and its subsidiaries maintained provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental issues in the amount of R$ 90,886 as of December 31, 2013 (R$ 91,242 as of December 31, 2012 and R$ 81,522 as of January 1, 2012).

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

(In thousands of Brazilian Reais, unless otherwise stated)

d.	Labor matters

Provisions

The Company and its subsidiaries maintained provisions of R$ 60,174 as of December 31, 2013 (R$ 44,186 as of December 31, 2012 and R$ 44,278 as of January 1, 2012) for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights.

Contingent liabilities

In 1990, the Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno Nordeste and EMCA, companies located in the Camaçari Petrochemical Complex, are members, filed separate lawsuits against the subsidiaries demanding the compliance with the fourth section of the collective labor agreement, which provided for a salary adjustment in lieu of the salary policies practiced. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica, requiring the recognition of the loss of effectiveness of such fourth section. Individual claims were rejected. The collective bargain agreement is currently pending trial by STF. In the second half of 2010, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica and reported the fact in the collective bargain agreement dispute. Based on the opinion of their legal advisors, that reviewed the latest STF decision in the collective bargain agreement dispute as well as the status of the individual claims involving the subsidiaries Oxiteno Nordeste and EMCA, the management of such subsidiaries believed that it was not necessary to recognize a provision as of December 31, 2013.

The Company and its subsidiaries have other pending administrative and legal proceedings of tax, civil and labor nature, individually less relevant, which were estimated by their legal counsel as possible and/or remote risk (proceedings whose chance of loss is 50% or less), and the related potential losses were not provided for by the Company and its subsidiaries based on these opinions. The Company and its subsidiaries are also litigating for recovery of taxes and contributions, which were not recognized in the financial statements due to their contingent nature.

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

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of December 31, 2013, these rates were R$ 5.79 per ton for Aratu and R$ 1.38 per ton for Suape. The subsidiary has met the minimum cargo movement required since the beginning of the agreements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. which establishes a minimum quarterly consumption level of ethylene and conditions for the supply of ethylene until 2021. The minimum purchase commitment clause provides a minimum annual consumption of 205 thousand tons and a maximum of 220 thousand tons. The minimum purchase commitment and the actual demand accumulated to December 31, 2013 and 2012, expressed in tons of ethylene, are shown below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased. The subsidiary has met the minimum purchase required in the agreement.

	Minimum purchase commitment (*)		Accumulated demand (actual)
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
In tons of ethylene	195,085	211,060	200,130	214,008

(*)	Adjusted for scheduled shutdowns in Braskem S.A. during the periods.

Subsidiary Oxiteno S.A has a supply agreement with Braskem Qpar S.A., valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. The minimum purchase commitment and the actual demand accumulated to December 31, 2013 and 2012, expressed in tons of ethylene, are shown below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 30% of the current ethylene price for the quantity not purchased. The subsidiary has met the minimum purchase required in the agreement.

	Minimum purchase commitment (*)		Accumulated demand (actual)
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
In tons of ethylene	41,810	39,760	42,201	41,061

(*)	Adjusted for scheduled shutdowns in Braskem Qpar S.A. during the periods.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

f.	Insurance coverage in subsidiaries

The Company maintains appropriate insurance policies with the objective of covering several risks to which it is exposed, including property insurance against losses caused by fire, lightning, explosion of any kind, gale, aircraft crash, electric damage, and other risks, covering the industrial plants and distribution bases and branches of all subsidiaries. The maximum compensation values based on the risk analysis of maximum losses of each business are shown below:

	Maximum compensation value (*)
Oxiteno	US$	1,202
Ultragaz	R$	152
Ipiranga	R$	740
Ultracargo	R$	550

*	In millions. Currency as indicated.

The General Liability Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sale of products and services.

Since March 2013, the Company maintains liability insurance policies for directors and executive officers (D&O) to indemnify the members of the Board of Directors, executive officers of Ultrapar and its subsidiaries and members of the fiscal council in the total amount of US$50 million, which cover liabilities resulting from wrongful acts, including any act or omission committed or attempted by a person acting in his or her capacity as director, executive officer of Ultrapar and its subsidiaries and member of the fiscal council or any matter claimed against such directors, executive officers of Ultrapar and its subsidiaries and members of the fiscal council solely by reason of his or her serving in such capacity, except if the act, omission or the claim is consequence of gross negligence or willful misconduct.

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Operating lease contracts

Subsidiaries Cia. Ultragaz, Bahiana, Utingás Armazenadora S.A., Tequimar, Serma and Oxiteno S.A. have operating lease contracts for the use of IT equipment. These contracts have terms of 36 and 45 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option. Subsidiaries Cia. Ultragaz and Bahiana have operating lease contracts related to vehicles in their fleets. These contracts have terms of 24 to 60 months and there is no purchase option. The future disbursements (installments), assumed under these contracts, amount approximately to:

	Up to 1 year	Between 1 and 5 years	More than 5 years	Total
December 31, 2013	21,990	23,218	—	45,208

The subsidiaries IPP and Cia. Ultragaz have operating lease contracts related to land and building of service stations and stores, respectively. The future disbursements and receipts (installments), arising from these contracts, amount approximately to:

		Up to 1 year	Between 1 and 5 years	More than 5 years	Total
December 31, 2013	payable	(60,436)	(189,401)	(115,923)	(365,760)
	receivable	48,846	147,368	93,783	289,997

The expense recognized in 2013 for operating leases was R$ 41,013 (R$ 39,912 in 2012), net of income.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

24.	Employee benefits and private pension plan

a.	ULTRAPREV- Associaçăo de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by Company and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev - Associaçăo de Previdência Complementar (“Ultraprev”), since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective accumulated fund over a period of 5 to 25 years. The sponsoring company does not guarantee the amounts or the duration of the benefits received by each employee that retires. In 2013, the Company and its subsidiaries contributed R$ 17,876 (R$ 15,563 in 2012) to Ultraprev, which amount is recognized as expense in the income statement. The total number of participating employees as of December 31, 2013 was 6,811 active participants and 113 retired participants. In addition, Ultraprev had 29 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

b.	Post-employment benefits

The Company and its subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and are recognized in the financial statements in accordance with IAS 19 (Revised 2011).

	12/31/2013	12/31/2012 (Restated)	01/01/2012 (Restated)
Health and dental care plan	32,028	41,535	28,523
FGTS Penalty	43,349	44,387	41,625
Bonus	20,545	23,058	20,263
Life insurance	15,374	19,515	18,785

Total	111,296	128,495	109,196

Current	11,922	10,035	11,718
Non-current	99,374	118,460	97,478

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Changes in the present value of provision for post-employment benefits are as follows:

	12/31/2013	12/31/2012
Opening balance	128,495	109,196
Current service cost	3,075	3,276
Interest cost	11,028	10,688
Curtailment	—	(1,072)
Actuarial (gains) losses from changes in actuarial assumptions	(27,369)	12,159
Benefits paid directly by the Company and its subsidiaries	(3,933)	(5,752)

Ending balance	111,296	128,495

The expense of the years, comprised by the current and interest costs, is presented below:

	12/31/2013	12/31/2012
Health and dental care plan	3,550	2,826
FGTS Penalty	5,893	6,310
Bonus	3,043	3,017
Life insurance	1,617	1,811

Total	14,103	13,964

Significant actuarial assumptions adopted include:

Economic factors

	12/31/2013	12/31/2012
	% p.a.	% p.a.
Discount rate for the actuarial obligation at present value	11.79	8.68
Average projected salary growth rate	7.10	6.59
Inflation rate (long term)	5.0	4.5
Growth rate of medical services	9.20	8.68

Demographic factors

•	Mortality Table for the life insurance benefit - CSO-80

•	Mortality Table for other benefits - AT 2000 Basic decreased by 10%

•	Disabled Mortality Table - RRB 1983

•	Disability Table - RRB 1944 modified

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity analysis

The significant actuarial assumptions to determine the provision for post-employment benefits are: discount rate, wage and medical costs increases. The following sensitivity analyses on December 31, 2013 were determined based on reasonably possible changes of assumptions occurring at the reporting date of the financial statements, keeping all other assumptions constant.

Assumption	Change in assumptions	Increase in liability	Change in assumptions	Decrease in liability
Discount rate	increase 1.0 p.p	9,142	decrease 1.0 p.p	7,624
Wage growth rate	increase 1.0 p.p	1,997	decrease 1.0 p.p	1,968
Medical services growth rate	increase 1.0 p.p	4,068	decrease 1.0 p.p	3,409

The sensitivity analysis presented may not represent the real change in the post-employment benefits obligation, since it is unlikely that changes occur in just one assumption alone, considering that some of these assumptions may be correlated.

Risks related to post-employment benefits

Interest rate risk: a long-term interest rate is used to calculate the present value of post-employment liabilities. A reduction in this interest rate will increase the corresponding liability.

Growth wage risk: the present value of the liability is calculated using as reference the wages of the plan participants, projected with the average nominal wage growth rate. An increase in the real wages of plan participants will increase the corresponding liability.

Medical costs growth risk: the present value of the liability is calculated using as reference the medical cost by age based on actual healthcare costs, projected based on the growth rate of medical services costs. An increase in the real medical costs will increase the corresponding liability.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

25	Revenue from sales and services

	12/31/2013	12/31/2012 (Restated)	12/31/2011 (Restated)
Gross revenue from sales	62,054,471	54,953,576	49,694,479
Gross revenue from services	546,159	481,167	418,467
Sales taxes	(1,393,073)	(1,304,850)	(1,252,912)
Discounts and sales returns	(267,714)	(261,085)	(222,770)
Deferred revenue (see Note 19)	403	118	(8.563)

Net revenue from sales and services	60,940,246	53,868,926	48,628,701

26	Expenses by nature

The Company discloses its income statement by function and is presenting below its breakdown by nature:

	12/31/2013	12/31/2012 (Restated)	12/31/2011 (Restated)
Raw materials and materials for use and consumption	55,158,800	48,869,888	44,260,985
Personnel expenses	1,393,115	1,227,930	1,138,078
Freight and storage	975,904	846,638	741,928
Depreciation and amortization	778,937	693,079	571,199
Advertising and marketing	156,730	156,174	130,985
Services provided by third parties	169,235	140,419	157,745
Lease of real estate and equipment	83,311	71,882	63,681
Other expenses	218,042	232,816	181,990

Total	58,934,074	52,238,826	47,246,591

Classified as:
Cost of products and services sold	56,165,382	49,768,137	45,124,282
Selling and marketing	1,756,376	1,579,589	1,348,579
General and administrative	1,012,316	891,100	773,730

Total	58,934,074	52,238,826	47,246,591

Research and development expenses are recognized in the income statements and amounted to R$ 29,052 in 2013 (R$ 23,683 in 2012 and R$ 21,745 in 2011).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

27	Other operating income, net

	12/31/2013	12/31/2012	12/31/2011
Merchandising	41,956	37,618	36,617
Promotions	28,689	29,871	16,256
Loyalty program	28,189	21,620	12
Penalties	(1,957)	(15,634)	(1,705)
Others	704	659	1,029

Other operating income, net	97,581	74,134	52,209

28	Income from disposal of assets

Income from disposal of assets is determined as the difference between the selling price and residual book value of the investment, property, plant and equipment or intangible asset disposed of. In 2013, the gain was of R$ 40,280 (gain of R$ 3,656 in 2012 and gain of R$ 21.368 in 2011), represented primarily from disposal of property, plant and equipment. The gain in 2013 relates primarily to the sale of land and of part of a storage base of Ipiranga.

29	Financial income (expense)

	12/31/2013	12/31/2012 (Restated)	12/31/2011 (Restated)
Financial income:
Interest on financial investments	178,275	146,543	258.602
Interest from customers	58,182	58,360	46.231
Other financial income	4,105	3,252	4.251

	240,562	208,155	309.084
Financial expenses:
Interest on loans	(354,151)	(332,382)	(404,783)
Interest on debentures	(124,908)	(96,968)	(140,862)
Interest on finance leases	(5,816)	(3,871)	(2.148)
Bank charges, financial transactions tax and other charges	(43,499)	(22,092)	(21.025)
Foreign exchange rate variations, net of gains and losses with derivative instruments	(40,654)	(12,311)	(33,397)
Monetary restatement of provisions, net, and other financial expenses	(9,139)	(10,854)	(14,423)

	(578,167)	(478,478)	(616,638)

Financial income (expense)	(337,605)	(270,323)	(307,554)

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

30	Earnings per share

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. As disclosed in Note 8.c), the Company sponsors a Deferred Stock Plan.

	12/31/2013	12/31/2012 (Restated)	12/31/2011 (Restated)
Basic earnings per share
Net income for the year of the Company	1,225,143	1,019,913	854,283
Weighted average number of shares outstanding (in thousands)	534,114	533,993	533,989
Basic earnings per share –R$	2.2938	1.9100	1.5998

	12/31/2013	12/31/2012 (Restated)	12/31/2011 (Restated)
Diluted earnings per share
Net income for the year of the Company	1,225,143	1,019,913	854,283
Weighted average number of shares outstanding (in thousands), including Deferred stock plan (Note 8.c)	536,412	536,171	536,072
Diluted earnings per share –R$	2.2840	1.9022	1.5936

	12/31/2013	12/31/2012	12/31/2011
Weighted average number of shares outstanding (in thousands)
Weighted average number of shares outstanding for basic per share calculation:	534,114	533,993	533.989
Dilution effect

Deferred stock plan (Note 8.c)	2,298	2,178	2,083
Weighted average number of shares outstanding for diluted per share calculation:	536,412	536,171	536,072

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

31	Subsequent events

Acquisition of Extrafarma

On January 31, 2014 the merger of all shares issued by Extrafarma into Ultrapar was approved at the Extraordinary Shareholders’ Meetings of Ultrapar and Extrafarma. As a result, 12,021,100 new ordinary, nominative, book-entry shares with no par value of the Company were issued, increasing capital stock by R$ 141,913 and capital reserves by R$ 490,156, totaling an increase in shareholders’ equity of R$ 632,069, resulting in total capital stock of R$ 3,838,686 represented by 556,405,096 shares. In addition, the Company issued subscription bonus that, if exercised, may lead to the issuance of up to 4,007,031 shares in the future.

From January 31, 2014 Extrafarma became a wholly-owned subsidiary of Ultrapar and the shareholders of Extrafarma became long-term shareholders of Ultrapar. The association with Extrafarma marks Ultrapar’s entry into Brazil’s retail pharmacy sector, making it the third distribution and specialty retail business of the Company.

The Company is preparing the opening balance sheet, measuring the fair value of assets and liabilities and, consequently, the goodwill.

The following summary presents the last audited and public information of Extrafarma as of and the six-month period ended June 30, 2013. The information is not indicative of Extrafarma future operating results:

June 30, 2013
Total assets as of	359,798
Net revenue from sales and services for the six-month period ended	478,375
Operating income for the six-month period ended	27,373
Net income for the six-month period ended	11,079

Renegotiation of financing

In January 2014, the subsidiary IPP renegotiated loans with Banco do Brasil, that would mature in 2014, in the notional amount of R$ 909.5 million, changing the maturities to January 2017, with floating interest rate of 105.5% of CDI.

In January 2014, the subsidiary Oxiteno Overseas renegotiated a foreign loan in the amount of US$ 60 million, changing the maturity to January 2017.

Issuance of debentures

In January 2014, the subsidiary IPP made its second issuance of public debentures in single series of 80,000 simple nonconvertible into shares, unsecured, nominative and registered debentures, with face unit value of R$ 10,000.00, final maturity in December 2018 (payment of the face value in a lump sum at final maturity) and interest of 107.9% of CDI.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

32	Financial information for subsidiary guarantors and non-guarantor subsidiaries

Ultrapar (Company) and Oxiteno S.A. (a wholly-owned subsidiary of Ultrapar) are guarantors of LPG Inc. obligation in connection with the issuance of registered notes. The guarantees are full and unconditional and are joint and several. The Company is presenting, pursuant to Rule 3-10 of Regulation S-X, condensed consolidating financial statements, according to IFRS, of the guarantors and other Ultrapar subsidiaries, as follow. This financial information for subsidiary guarantors and non-guarantor subsidiaries is presented in millions of Brazilian Reais and has been subject to rounding adjustments, and because of this may not be an arithmetic aggregation of the figures that precede them.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balance Sheets

as of December 31, 2013

(in millions of Brazilian Reais)

ASSETS	LPG Issuer	Ultrapar - Parent Company - Guarantor	Oxiteno - Wholly Guarantor - Subsidiary	Total Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CURRENT ASSETS
Cash and cash equivalents	0.2	110.3	303.6	413.8	1,862.0	—	2,276.1
Financial investments	186.5	0.3	120.2	120.5	842.2	—	1,149.1
Trade receivables	—	—	152.1	152.1	2,230.5	(61.1)	2,321.5
Inventories	—	—	134.0	134.0	1,457.9	0.5	1,592.5
Recoverable taxes	—	27.1	67.1	94.2	390.7	(5.0)	480.0
Dividends receivable	—	296.9	2.5	299.4	0.0	(299.3)	0.2
Other receivables	—	1.3	0.6	2.0	21.4	(4.0)	19.4
Prepaid expenses	—	1.9	4.1	6.0	59.2	(0.0)	65.2

Total current assets	186.6	437.8	784.3	1,222.1	6,864.0	(368.8)	7,903.9

NON-CURRENT ASSETS
Financial investments	—	—	—	—	118.5	—	118.5
Trade receivables	—	—	—	—	124.5	—	124.5
Related parties	371.4	772.2	348.8	1,121.0	0.5	(1,482.0)	10.9
Deferred income and social contribution taxes	—	0.4	34.1	34.5	341.6	—	376.1
Recoverable taxes	—	21.5	4.9	26.3	11.0	—	37.4
Escrow deposits	—	0.1	3.3	3.5	611.4	—	614.9
Other receivables	—	—	—	—	6.6	—	6.6
Prepaid expenses	—	—	2.8	2.8	95.0	—	97.8

	371.4	794.2	394.0	1,188.2	1,309.1	(1,482.0)	1,386.7

Investments
In subsidiaries, joint ventures and associates	—	6,134.9	1,798.6	7,890.1	31.2	(7,865.1)	56.1
Other	—	—	2.4	2.4	2.8	(2.4)	2.8
Property, plant and equipment	—	—	336.8	336.8	4,523.4	—	4,860.2
Intangible assets	—	246.2	57.0	303.1	1,865.6	—	2,168.8

	—	6,381.1	2,194.7	8,532.4	6,423.0	(7,867.5)	7,087.9

Total non-current assets	371.4	7,175.3	2,588.7	9,720.5	7,732.2	(9,349.5)	8,474.6

TOTAL ASSETS	558.0	7,613.1	3,373.0	10,942.6	14,596.2	(9,718.3)	16,378.5

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balance Sheets

as of December 31, 2013

(in millions of Brazilian Reais)

LIABILITIES	LPG Issuer	Ultrapar - Parent Company - Guarantor	Oxiteno - Wholly Guarantor - Subsidiary	Total Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CURRENT LIABILITIES
Loans and debentures	0.0	53.3	136.7	190.0	1,751.4	(113.2)	1,828.2
Finance leases	—	—	—	—	1.8	—	1.8
Trade payables	—	1.1	75.4	76.5	934.0	(41.6)	969.0
Salaries and related charges	—	0.1	53.2	53.3	244.4	—	297.7
Taxes payable	—	0.0	2.4	2.4	113.9	—	116.3
Dividends payable	—	237.9	51.3	289.3	252.2	(299.3)	242.2
Income and social contribution taxes payable	—	0.6	—	0.6	113.4	—	113.9
Post-employment benefits	—	—	—	—	11.9	—	11.9
Provision for assets retirement obligation	—	—	—	—	3.4	—	3.4
Provision for tax, civil and labor risks	—	—	0.9	0.9	68.4	—	69.3
Other payables	—	0.3	6.0	6.3	109.6	(22.9)	93.0
Deferred revenue	—	—	—	—	17.7	—	17.7

Total current liabilities	0.0	293.4	325.9	619.3	3,622.1	(477.0)	3,764.5

NON-CURRENT LIABILITIES
Loans and debentures	584.5	799.2	132.4	931.6	4,737.6	(1,156.7)	5,097.0
Finance leases	—	—	—	—	42.6	—	42.6
Related parties	—	—	—	—	221.1	(217.2)	3.9
Deferred income and social contribution taxes	—	—	11.1	11.1	90.4	—	101.5
Provision for tax, civil and labor risks	—	0.5	1.4	1.9	567.8	—	569.7
Post-employment benefits	—	—	8.8	8.8	90.5	—	99.4
Provision for assets retirement obligation	—	—	—	—	66.2	—	66.2
Other payables	—	—	1.2	1.2	76.5	—	77.7
Deferred revenue	—	—	—	—	9.1	—	9.1

Total non-current liabilities	584.5	799.7	154.9	954.6	5,901.9	(1,373.9)	6,067.2

SHAREHOLDERS’ EQUITY
Share capital	0.0	3,696.8	1,743.6	5,440.3	3,167.3	(4,910.9)	3,696.8
Capital reserve	—	20.2	—	20.2	71.6	(71.6)	20.2
Revaluation reserve	—	6.1	0.5	6.6	8.2	(8.7)	6.1
Profit reserves	—	2,706.6	1,108.5	3,815.2	1,432.6	(2,541.2)	2,706.6
Treasury shares	—	(114.9)	—	(114.9)	—	—	(114.9)
Retained earnings	(26.5)	—	—	—	0.0	26.5	—
Additional dividends to the minimum mandatory dividends	—	161.6	—	161.6	332.4	(332.4)	161.6
Valuation adjustments	0.0	5.4	1.6	1.6	3.8	—	5.4
Cumulative translation adjustments	—	38.1	38.1	38.1	31.7	(31.7)	38.1
Non-controlling interest in subsidiaries	—	—	—	—	24.4	2.5	26.9

TOTAL SHAREHOLDERS’ EQUITY	(26.5)	6,520.0	2,892.3	9,368.7	5,072.1	(7,867.4)	6,546.9

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	558.0	7,613.1	3,373.0	10,942.6	14,596.2	(9,718.3)	16,378.5

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Income statements

for the year ended December 31, 2013

(in millions of Brazilian Reais)

	LPG Issuer	Ultrapar - Parent Company - Guarantor	Oxiteno - Wholly Guarantor - Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
NET REVENUE FROM SALES AND SERVICES	—	—	968.8	968.8	60,244.7	(273.2)	60,940.2
Cost of products and services sold	—	—	(732.2)	(732.2)	(55,685.7)	252.5	(56,165.4)

GROSS PROFIT	—	—	236.6	236.6	4,559.0	(20.7)	4,774.9

OPERATING INCOME (EXPENSES)	(0.0)	0.1	(217.0)	(216.9)	(2,434.9)	21.0	(2,630.8)

Selling and marketing	—	—	(72.2)	(72.2)	(1,693.4)	9.3	(1,756.4)
General and administrative	(0.0)	(1.2)	(145.3)	(146.4)	(876.4)	10.5	(1,012.3)
Income from disposal of assets	—	0.0	0.4	0.4	39.9	—	40.3
Other operating income	—	1.3	0.1	1.3	95.0	1.2	97.6

OPERATING INCOME BEFORE FINANCIAL INCOME (EXPENSE) AND SHARE OF PROFIT OF SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	(0.0)	0.1	19.5	19.6	2,124.1	0.3	2,144.0

Financial income	32.2	120.2	49.0	169.3	207.8	(168.6)	240.6
Financial expenses	(43.7)	(86.3)	(35.4)	(121.7)	(580.8)	168.0	(578.2)
Share of profit of subsidiaries, joint ventures and associates	—	1,262.5	198.8	1,461.3	(9.9)	(1,456.3)	(5.0)

INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	(11.5)	1,296.5	231.9	1,528.5	1,741.2	(1,456.7)	1,801.4

INCOME AND SOCIAL CONTRIBUTION TAXES	—	(71.4)	(16.2)	(87.6)	(485.1)	—	(572.7)

Current	—	(71.8)	(7.0)	(78.7)	(455.8)	—	(534.5)
Deferred	—	0.4	(9.3)	(8.9)	(82.1)	—	(91.0)
Tax incentives	—	—	—	—	52.8	—	52.8

NET INCOME (LOSS) FOR THE YEAR	(11.5)	1,225.1	215.7	1,440.9	1,256.1	(1,456.7)	1,228.7

Net income for the year attributable to:
Shareholders of the Company	(11.5)	1,225.1	215.7	1,440.9	1,252.6	(1,456.8)	1,225.1
Non-controlling interests in subsidiaries	—	—	—	—	3.5	0.1	3.6

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Statements of cash flows

for the year ended December 31, 2013

(in millions of Brazilian Reais)

	LPG Issuer	Ultrapar - Parent Company - Guarantor	Oxiteno - Wholly Guarantor - Subsidiary	Total Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net income for the year	(11.5)	1,225.1	215.7	1,440.9	1,256.1	(1,456.7)	1,228.7
Adjustments to reconcile net income to cash provided by operating activities
Share profit of subsidiaries, joint-ventures and associates	—	(1,262.5)	(198.8)	(1,461.3)	9.9	1,456.3	5.0
Depreciation e amortization	—	—	45.9	45.9	733.0	—	778.9
PIS and COFINS credits on depreciation	—	—	2.2	2.2	10.2	—	12.4
Assets retirement expenses	—	—	—	—	(5.4)	—	(5.4)
Interest, monetary and exchange variations	71.5	(2.9)	49.4	46.6	649.6	(155.6)	612.1
Deferred income and social contribution taxes	—	(0.4)	9.3	8.9	82.1	—	91.0
Income from disposal of assets	—	(0.0)	(0.4)	(0.4)	(39.9)	—	(40.3)
Others	—	—	0.0	0.0	(0.2)	—	(0.2)

Dividends received from subsidiaries	—	374.1	217.4	591.5	4.3	(591.5)	4.3
(Increase) decrease in current assets
Trade receivables	—	—	0.4	0.4	(388.8)	380.1	(8.4)
Inventories	—	—	(51.2)	(51.2)	(249.6)	1.9	(298.9)
Recoverable taxes	—	36.2	(13.5)	22.7	(33.6)	8.9	(2.0)
Other receivables	—	(1.0)	(0.3)	(1.3)	(6.0)	8.4	1.1
Prepaid expenses	—	(1.9)	2.0	0.1	(11.4)	0.0	(11.4)
Increase (decrease) in current liabilities
Trade payables	—	1.0	(251.0)	(250.0)	275.6	(354.4)	(328.8)
Salaries and related charges	—	0.0	15.3	15.3	29.8	—	45.1
Taxes payable	—	(3.0)	(0.9)	(3.9)	12.5	—	8.6
Income and social contribution taxes	—	0.9	—	0.9	349.9	—	350.8
Post-employment benefits	—	—	—	—	1.9	—	1.9
Provision for tax, civil and labor risks	—	—	0.4	0.4	19.4	—	19.8
Other payables	—	0.1	0.5	0.6	58.9	(22.9)	36.6
Deferred revenue	—	—	—	—	(0.3)	—	(0.3)
(Increase) decrease in non-current assets
Trade receivables	—	—	—	—	13.0	—	13.0
Recoverable taxes	—	4.5	10.2	14.8	(3.1)	—	11.7
Escrow deposits	—	0.1	(0.3)	(0.2)	(81.0)	—	(81.2)
Other receivables	—	—	—	—	2.2	—	2.2
Prepaid expenses	—	—	2.2	2.2	(20.3)	—	(18.2)
Increase (decrease) in non-current liabilities
Post-employment benefits	—	—	2.1	2.1	6.2	—	8.3
Provision for tax, civil and labor risks	—	0.0	(14.9)	(14.9)	33.7	—	18.8
Other payables	—	—	0.3	0.3	(22.1)	—	(21.8)
Deferred revenue	—	—	—	—	(0.7)	—	(0.7)
Income and social contribution taxes paid	—	(0.4)	—	(0.4)	(311.7)	—	(312.1)

Net cash provided by operating activities	60.0	370.0	42.2	412.1	2,374.1	(725.6)	2,120.7

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Statements of cash flows

for the year ended December 31, 2013

(in millions of Brazilian Reais)

	LPG Issuer	Ultrapar - Parent Company - Guarantor	Oxiteno - Wholly Guarantor - Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from investing activities
Financial investments, net of redemptions	(34.4)	(0.0)	(93.4)	(93.4)	(29.1)	—	(156.9)
Acquisition of subsidiaries, net	—	—	(6.2)	(6.2)	0.1	—	(6.0)
Acquisition of property, plant and equipment	—	—	(27.6)	(27.6)	(633.6)	—	(661.2)
Acquisition of intangible assets	—	—	(3.7)	(3.7)	(539.3)	—	(542.9)
Capital increase in subsidiaries	—	(350.0)	—	(350.0)	—	350.0	—
Capital increase in joint ventures	—	—	—	—	(24.9)	—	(24.9)
Capital reduction in associates	—	—	—	—	1.5	—	1.5
Capital reduction to subsidiaries	—	700.0	169.2	869.2	(869.2)	—	—
Proceeds from disposal of assets	—	0.0	1.3	1.3	101.4	—	102.6

Net cash provided by (used in) investing activities	(34.4)	350.0	39.6	389.6	(1,993.0)	350.0	(1,287.9)

Cash flows from financing activities
Loand and debentures
Borrowings	—	—	103.0	103.0	1,343.0	—	1,446.0
Repayments	—	—	(205.0)	(205.0)	(626.8)	71.2	(760.6)
Interest paid	(41.3)	(66.7)	(23.4)	(90.1)	(563.2)	146.1	(548.5)
Payment of financial lease	—	—	—	—	(4.3)	—	(4.3)
Dividends paid	—	(705.2)	(40.1)	(745.3)	(557.6)	591.5	(711.4)
Capital increase	—	—	350.0	350.0	—	(350.0)	—
Related parties	15.7	85.2	(8.2)	77.0	(9.6)	(83.1)	—

Net cash provided by (used in) financing activities	(25.6)	(686.6)	176.2	(510.4)	(418.4)	375.6	(578.9)

Effect of exchange rate changes on cash and cash equivalents in foreign currency	—	—	—	—	1.0	—	1.0
Increase (decrease) in cash and cash equivalents	0.0	33.3	258.0	291.3	(36.3)	0.0	255.0
Cash and cash equivalents at the beginning of the year	0.2	77.0	45.6	122.6	1,898.3	—	2,021.1

Cash and cash equivalents at the end of the year	0.2	110.3	303.6	413.8	1,862.0	—	2,276.1

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balance Sheets

as of December 31, 2012 - restated

(in millions of Brazilian Reais)

ASSETS	LPG Issuer	Ultrapar - Parent Company - Guarantor	Oxiteno - Wholly Guarantor - Subsidiary	Total Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CURRENT ASSETS
Cash and cash equivalents	0.2	77.0	45.6	122.6	1,898.3	—	2,021.1
Financial investments	104.6	0.2	26.9	27.1	829.5	—	961.2
Trade receivables	—	—	152.5	152.5	2,472.0	(318.0)	2,306.5
Inventories	—	—	93.2	93.2	1,199.9	(2.4)	1,290.7
Recoverable taxes	—	63.3	53.6	116.9	365.0	(3.9)	478.0
Dividends receivable	—	57.0	29.2	86.2	0.6	(85.5)	1.3
Other receivables	—	0.3	0.3	0.6	24.3	(4.4)	20.5
Prepaid expenses	—	—	6.0	6.0	47.8	—	53.8

Total current assets	104.8	197.8	407.3	605.1	6,837.4	(414.2)	7,133.1

NON-CURRENT ASSETS
Financial investments	—	—	—	—	149.5	—	149.5
Trade receivables	—	—	—	—	137.4	—	137.4
Related parties	391.0	781.3	346.4	1,127.7	5.6	(1,513.4)	10.9
Deferred income and social contribution taxes	—	—	43.6	43.6	425.7	—	469.3
Recoverable taxes	—	26.0	15.1	41.1	8.0	—	49.1
Escrow deposits	—	0.2	3.0	3.2	530.5	—	533.7
Other receivables	—	—	—	—	11.0	—	11.0
Prepaid expenses	—	—	5.0	5.0	74.7	—	79.7

	391.0	807.5	413.1	1,220.6	1,342.4	(1,513.4)	1,440.6

Investments
In subsidiaries, joint ventures and associates	—	5,793.0	1,909.6	7,702.6	19.0	(7,680.7)	40.9
Other	—	—	0.4	0.4	2.8	(0.4)	2.8
Property, plant and equipment	—	—	345.1	345.1	4,321.9	—	4,667.0
Intangible assets	—	246.2	68.1	314.3	1,651.0	—	1,965.3

	—	6,039.2	2,323.2	8,362.4	5,994.7	(7,681.1)	6,676.0

Total non-current assets	391.0	6,846.7	2,736.3	9,583.0	7,337.1	(9,194.5)	8,116.6

TOTAL ASSETS	495.8	7,044.5	3,143.6	10,188.1	14,174.5	(9,608.7)	15,249.7

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balance Sheets

as of December 31, 2012 - restated

(in millions of Brazilian Reais)

LIABILITIES	LPG Issuer	Ultrapar - Parent Company - Guarantor	Oxiteno - Wholly Guarantor - Subsidiary	Total Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CURRENT LIABILITIES
Loans and debentures	—	50.4	152.3	202.7	1,517.1	(93.8)	1,626.0
Finance leases	—	—	—	—	2.0	—	2.0
Trade payables	—	0.2	326.4	326.6	1,283.9	(312.8)	1,297.7
Salaries and related charges	—	0.1	37.9	38.0	214.5	—	252.5
Taxes payable	—	3.1	3.2	6.3	101.4	—	107.7
Dividends payable	—	214.0	40.2	254.2	53.7	(85.5)	222.4
Income and social contribution taxes payable	—	—	—	—	75.2	—	75.2
Post-employment benefits	—	—	—	—	10.0	—	10.0
Provision for assets retirement obligation	—	—	—	—	3.7	—	3.7
Provision for tax, civil and labor risks	—	—	0.5	0.5	49.0	—	49.5
Other payables	—	0.2	5.5	5.7	78.0	(27.2)	56.5
Deferred revenue	—	—	—	—	18.1	—	18.1

Total current liabilities	—	268.0	566.0	834.0	3,406.6	(519.3)	3,721.3

NON-CURRENT LIABILITIES
Loans and debentures	508.9	795.5	192.7	988.2	4,263.7	(1,213.8)	4,547.0
Finance leases	—	—	—	—	40.9	—	40.9
Related parties	—	—	5.9	5.9	207.8	(209.8)	3.9
Deferred income and social contribution taxes	—	—	1.3	1.3	83.6	—	84.9
Provision for tax, civil and labor risks	—	0.5	16.3	16.8	534.2	—	551.0
Post-employment benefits	—	—	11.2	11.2	107.3	—	118.5
Provision for assets retirement obligation	—	—	—	—	66.7	—	66.7
Other payables	—	—	0.9	0.9	98.7	—	99.6
Deferred revenue	—	—	—	—	9.9	—	9.9

Total non-current liabilities	508.9	796.0	228.3	1,024.3	5,412.8	(1,423.6)	5,522.4

SHAREHOLDERS’ EQUITY
Share capital	—	3,696.8	1,393.6	5,090.4	4,034.2	(5,427.8)	3,696.8
Capital reserve	—	20.2	—	20.2	43.9	(43.9)	20.2
Revaluation reserve	—	6.7	0.6	7.3	10.7	(11.3)	6.7
Profit reserves	—	2,224.5	944.0	3,168.5	739.5	(1,683.5)	2,224.5
Treasury shares	—	(114.9)	—	(114.9)	—	—	(114.9)
Retained earnings	(13.1)	—	—	—	272.2	(259.1)	—
Additional dividends to the minimum mandatory dividends	—	147.2	—	147.2	230.4	(230.4)	147.2
Valuation adjustments	—	(12.6)	(1.5)	(1.5)	(11.1)	—	(12.6)
Cumulative translation adjustments	—	12.6	12.6	12.6	12.3	(12.3)	12.6
Non-controlling interest in subsidiaries	—	—	—	—	22.9	2.6	25.5

TOTAL SHAREHOLDERS’ EQUITY	(13.1)	5,980.5	2,349.3	8,329.8	5,355.0	(7,665.7)	6,006.0

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	495.8	7,044.5	3,143.6	10,188.1	14,174.5	(9,608.7)	15,249.7

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Income statements

for the year ended December 31, 2012 - restated

(in millions of Brazilian Reais)

	LPG Issuer	Ultrapar - Parent Company - Guarantor	Oxiteno - Wholly Guarantor - Subsidiary	Total Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
NET REVENUE FROM SALES AND SERVICES	—	—	926.2	926.2	53,185.7	(243.0)	53,868.9
Cost of products and services sold	—	—	(718.6)	(718.6)	(49,303.3)	253.8	(49,768.1)

GROSS PROFIT	—	—	207.6	207.6	3,882.4	10.8	4,100.8

OPERATING INCOME (EXPENSES)	—	—	(183.7)	(183.6)	(2,194.0)	(15.3)	(2,392.9)

Selling and marketing	—	—	(61.2)	(61.2)	(1,492.8)	(25.6)	(1,579.6)
General and administrative	—	(0.9)	(121.8)	(122.6)	(777.5)	9.0	(891.1)
Income from disposal of assets	—	—	(0.8)	(0.8)	4.5	—	3.7
Other operating income	—	0.9	0.1	1.0	71.8	1.3	74.1

OPERATING INCOME BEFORE FINANCIAL INCOME (EXPENSE) AND SHARE OF PROFIT OF SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	—	—	23.9	24.0	1,688.4	(4.5)	1,707.9

Financial income	33.4	109.2	47.7	156.9	186.5	(168.6)	208.2
Financial expenses	(38.2)	(94.7)	(38.4)	(133.1)	(475.2)	168.0	(478.5)
Share of profit of subsidiaries, joint ventures and associates	—	1,032.1	146.4	1,178.5	6.7	(1,174.7)	10.5

INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	(4.8)	1,046.6	179.6	1,226.3	1,406.4	(1,179.8)	1,448.1

INCOME AND SOCIAL CONTRIBUTION TAXES	—	(26.7)	(8.8)	(35.5)	(385.8)	—	(421.3)

Current	—	(26.1)	0.8	(25.3)	(331.0)	—	(356.3)
Deferred	—	(0.6)	(9.6)	(10.2)	(98.2)	—	(108.4)
Tax incentives	—	—	—	—	43.4	—	43.4

NET INCOME (LOSS) FOR THE YEAR	(4.8)	1,019.9	170.8	1,190.8	1,020.6	(1,179.8)	1,026.8

Net income for the year attributable to:
Shareholders of the Company	(4.8)	1,019.9	170.8	1,190.8	1,013.7	(1,179.8)	1,019.9
Non-controlling interests in subsidiaries	—	—	—	—	6.9	—	6.9

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Statements of cash flows

for the year ended December 31, 2012 - restated

(in millions of Brazilian Reais)

	LPG Issuer	Ultrapar - Parent Company - Guarantor	Oxiteno - Wholly Guarantor - Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net income (loss) for the year	(4.8)	1,019.9	170.8	1,190.7	1,020.6	(1,179.8)	1,026.8
Adjustments to reconcile net income to cash provided by operating activities
Share profit of subsidiaries and associates	—	(1,032.1)	(146.4)	(1,178.5)	(6.7)	1,174.7	(10.5)
Depreciation e amortization	—	—	47.0	47.0	646.1	—	693.1
PIS and COFINS credits on depreciation	—	—	2.1	2.1	9.6	—	11.7
Assets retirement expenses	—	—	—	—	(2.5)	—	(2.5)
Interest, monetary and exchange variations	35.5	14.1	43.4	57.5	717.1	(194.6)	615.5
Deferred income and social contribution taxes	—	0.6	9.6	10.2	98.2	—	108.4
Income from disposal of assets	—	—	0.8	0.8	(4.5)	—	(3.7)
Others	—	—	—	—	0.4	—	0.4

Dividends received from subsidiaries and joint ventures	—	695.0	16.4	711.4	10.8	(711.4)	10.8
(Increase) decrease in current assets
Trade receivables	—	—	15.2	15.2	(687.0)	424.0	(247.8)
Inventories	—	—	3.3	3.3	38.1	7.1	48.5
Recoverable taxes	—	(14.6)	(13.7)	(28.3)	12.0	11.8	(4.5)
Other receivables	—	1.7	0.3	2.0	(10.5)	9.8	1.3
Prepaid expenses	—	—	(0.5)	(0.5)	(10.1)	—	(10.6)
Increase (decrease) in current liabilities
Trade payables	—	0.1	223.8	223.9	357.6	(383.2)	198.3
Salaries and related charges	—	—	(3.0)	(3.0)	(15.4)	—	(18.4)
Taxes payable	—	0.7	0.5	1.2	(3.7)	—	(2.5)
Income and social contribution taxes	—	—	—	—	208.2	—	208.2
Post-employment benefits	—	—	—	—	(1.7)	—	(1.7)
Provision for tax, civil and labor risks	—	—	0.5	0.5	8.0	—	8.5
Other payables	—	—	3.5	3.5	60.7	(64.4)	(0.2)
Deferred revenue	—	—	—	—	(1.7)	—	(1.7)
(Increase) decrease in non-current assets
Trade receivables	—	—	—	—	(19.6)	—	(19.6)
Recoverable taxes	—	13.9	14.4	28.3	4.0	—	32.3
Escrow deposits	—	—	(0.2)	(0.2)	(64.3)	—	(64.5)
Other receivables	—	—	—	—	(9.7)	—	(9.7)
Prepaid expenses	—	—	2.3	2.3	(0.8)	—	1.5
Increase (decrease) in non-current liabilities
Post-employment benefits	—	—	0.1	0.1	8.7	—	8.8
Provision for tax, civil and labor risks	—	(0.5)	(3.3)	(3.8)	42.4	—	38.6
Other payables	—	—	0.2	0.2	(3.3)	—	(3.1)
Deferred revenue	—	—	—	—	1.1	—	1.1
Income and social contribution taxes paid	—	—	—	—	(169.1)	—	(169.1)

Net cash provided by operating activities	30.7	698.8	387.1	1,085.9	2,233.0	(906.0)	2,443.7

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Statements of cash flows

for the year ended December 31, 2012 - restated

(in millions of Brazilian Reais)

	LPG Issuer	Ultrapar - Parent Company - Guarantor	Oxiteno - Wholly Guarantor - Subsidiary	Total Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from investing activities
Financial investments, net of redemptions	(67.5)	52.7	6.6	59.3	(208.7)	—	(216.9)
Acquisition of subsidiaries, net	—	—	(100.5)	(100.5)	(68.2)	—	(168.7)
Cash and cah equivalents of acquired subsidiaries	—	—	—	—	8.9	—	8.9
Financial investments of acquired subsidiaries		—	—	—	3.4	—	3.4
Acquisition of property, plant and equipment	—	—	(16.3)	(16.3)	(737.7)	—	(754.0)
Increase in intangible assets	—	—	(4.5)	(4.5)	(590.3)	—	(594.8)
Capital increase in subsidiaries	—	(150.0)	(21.9)	(171.9)	—	171.9	—
Capital increase in joint ventures	—	—	—	—	(4.1)	—	(4.1)
Cash of joint ventures merged	—	—	—	—	95.0	—	95.0
Proceeds from disposal of assets	—	—	0.6	0.6	65.5	—	66.1

Net cash used in investing activities	(67.5)	(97.3)	(136.0)	(233.3)	(1,436.2)	171.9	(1,565.1)

Cash flows from financing activities
Loand and debentures
Borrowings	—	793.5	115.3	908.8	1,845.0	—	2,753.8
Repayments	—	(1,000.0)	(286.7)	(1,286.7)	(1,215.2)	64.1	(2,437.8)
Interest paid	(36.9)	(44.1)	(41.5)	(85.6)	(389.7)	180.4	(331.8)
Payment of financial lease	—	—	—	—	(4.6)	—	(4.6)
Dividends paid	—	(544.6)	(25.9)	(570.5)	(689.4)	711.4	(548.5)
Capital increase (decrease)	—	—	—	—	169.0	(171.9)	(2.9)
Payment of loan with Noble Brasil S.A.	—	—	—	—	(50.0)	—	(50.0)
Sale of treasury shares	—	13.8	—	13.8	(13.8)	—	—
Related parties	72.9	78.2	1.0	79.2	(103.0)	(49.9)	(0.8)

Net cash provided by (used in) financing activities	36.0	(703.2)	(237.8)	(941.0)	(451.7)	734.1	(622.6)

Effect of exchange rate changes on cash and cash equivalents in foreign currency	—	—	—	—	(0.4)	—	(0.4)

Increase (decrease) in cash and cash equivalents	(0.8)	(101.7)	13.3	(88.4)	344.8	—	255.6
Cash and cash equivalents at the beginning of the year	1.0	178.7	32.3	211.0	1,553.6	—	1,765.5

Cash and cash equivalents at the end of the year	0.2	77.0	45.6	122.6	1,898.3	—	2,021.1

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balance Sheets

as of December 31, 2011 - restated

(in millions of Brazilian Reais)

ASSETS	LPG Issuer	Ultrapar - Parent Company - Guarantor	Oxiteno - Wholly Guarantor - Subsidiary	Total Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CURRENT ASSETS
Cash and cash equivalents	1.0	178.7	32.3	211.0	1,553.5	—	1,765.5
Financial investments	37.0	52.9	33.4	86.3	696.0	—	819.3
Trade receivables	—	—	167.7	167.7	1,956.0	(100.3)	2,023.4
Inventories	—	—	110.1	110.1	1,198.1	(4.7)	1,303.5
Recoverable taxes	—	48.7	40.0	88.7	385.7	(7.9)	466.5
Dividends receivable	—	73.5	1.6	75.1	0.1	(75.2)	—
Other receivables	—	2.0	0.6	2.6	23.0	(5.4)	20.2
Prepaid expenses	—	—	5.5	5.5	34.4	—	39.9

Total current assets	38.0	355.8	391.2	747.0	5,846.9	(193.5)	6,438.4

NON-CURRENT ASSETS
Financial investments	—	—	—	—	74.4	—	74.4
Trade receivables	—	—	—	—	117.7	—	117.7
Related parties	420.6	779.5	349.4	1,128.9	6.9	(1,546.3)	10.1
Deferred income and social contribution taxes	—	0.7	52.6	53.3	457.7	—	511.0
Recoverable taxes	—	39.9	29.5	69.4	12.0	—	81.4
Escrow deposits	—	0.2	2.8	3.0	466.2	—	469.2
Other receivables	—	—	—	—	1.3	—	1.3
Prepaid expenses	—	—	7.3	7.3	60.6	—	67.9

	420.6	820.3	441.6	1,261.9	1,196.8	(1,546.3)	1,333.0

Investments
In subsidiaries, joint ventures and in associates	—	5,280.6	1,715.5	7,004.9	112.4	(6,983.9)	133.4
Other	—	—	0.4	0.4	2.7	(0.4)	2.8
Property, plant and equipment	—	—	368.0	368.0	3,882.9	—	4,250.9
Intangible assets	—	246.2	13.5	259.7	1,279.4	—	1,539.1

	—	5,526.8	2,097.4	7,633.0	5,277.5	(6,984.2)	5,926.2

Total non-current assets	420.6	6,347.1	2,539.0	8,894.9	6,474.3	(8,530.5)	7,259.3

TOTAL ASSETS	458.6	6,702.9	2,930.2	9,641.9	12,321.2	(8,724.0)	13,697.7

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balance Sheets

as of December 31, 2011 - restated

(in millions of Brazilian Reais)

LIABILITIES	LPG Issuer	Ultrapar - Parent Company - Guarantor	Oxiteno - Wholly Guarantor - Subsidiary	Total Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CURRENT LIABILITIES
Loans and debentures	—	1,002.5	252.6	1,255.1	1,151.6	(103.9)	2,302.7
Finance leases	—	—	—	—	2.2	—	2.2
Trade payables	—	—	102.6	102.6	1,034.6	(70.4)	1,066.8
Salaries and related charges	—	0.1	40.8	40.9	226.3	—	267.2
Taxes payable	—	2.4	2.8	5.2	104.0	—	109.2
Dividends payable	—	156.1	26.0	182.1	56.9	(75.2)	163.8
Income and social contribution taxes payable	—	—	—	—	36.2	—	36.2
Post-employment benefits	—	—	—	—	11.7	—	11.7
Provision for assets retirement obligation	—	—	—	—	7.3	—	7.3
Provision for tax, civil and labor risks	—	—	—	—	41.0	—	41.0
Other payables	—	0.2	2.0	2.2	90.4	(37.2)	55.4
Deferred revenue	—	—	—	—	19.7	—	19.7

Total current liabilities	—	1,161.3	426.8	1,588.1	2,781.8	(286.7)	4,083.2

NON-CURRENT LIABILITES
Loans and debentures	466.2	—	261.9	261.9	3,731.8	(1,264.2)	3,195.7
Finance leases	—	—	—	—	41.4	—	41.4
Related parties	—	—	7.9	7.9	180.4	(184.4)	4.0
Deferred income and social contribution taxes	—	—	1.5	1.5	35.9	—	37.4
Provision for tax, civil and labor risks	—	1.0	19.6	20.6	491.6	—	512.2
Post-employment benefits	—	—	9.1	9.1	88.4	—	97.5
Provision for assets retirement obligation	—	—	—	—	60.3	—	60.3
Other payables	—	—	0.6	0.6	90.0	—	90.6
Deferred revenue	—	—	—	—	8.7	—	8.7

Total non-current liabilities	466.2	1.0	300.6	301.6	4,728.6	(1,448.5)	4,047.8

SHAREHOLDERS’ EQUITY
Share capital	—	3,696.8	1,393.6	5,090.4	3,822.1	(5,215.7)	3,696.8
Capital reserve	—	9.8	—	9.8	34.0	(34.0)	9.8
Revaluation reserve	—	7.0	0.6	7.6	9.1	(9.6)	7.1
Profit reserves	—	1,831.8	813.3	2,645.1	745.5	(1,558.5)	1,831.8
Treasury shares	—	(118.2)	—	(118.2)	(0.0)	—	(118.2)
Retained earnings	(7.6)	—	—	—	—	7.6	—
Additional dividends to the minimum mandatory dividends	—	122.2	—	122.2	184.9	(184.9)	122.2
Valuation adjustments	—	(4.4)	(0.3)	(0.3)	(4.1)	(0.3)	(4.4)
Cumulative translation adjustments	—	(4.4)	(4.4)	(4.4)	(4.4)	4.4	(4.4)
Non-controlling interest in subsidiaries	—	—	—	—	23.8	2.4	26.2

TOTAL SHAREHOLDERS’ EQUITY	(7.6)	5,540.6	2,202.8	7,752.2	4,810.8	(6,988.7)	5,566.7

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	458.6	6,702.9	2,930.2	9,641.9	12,321.2	(8,724.0)	13,697.7

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Income statements

for the year ended December 31, 2011 - restated

(in millions of Brazilian Reais)

	LPG Issuer	Ultrapar - Parent Company - Guarantor	Oxiteno -Wholly Guarantor - Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
NET REVENUE FROM SALES AND SERVICES	—	—	808.0	808.0	48,088.3	(267.6)	48,628.7
Cost of products and services sold	—	—	(666.7)	(666.7)	(44,708.8)	251.2	(45,124.3)

GROSS PROFIT	—	—	141.3	141.3	3,379.6	(16.4)	3,504.4

OPERATING INCOME (EXPENSES)	(0.5)	0.2	(160.4)	(160.2)	(1,906.9)	18.8	(2,048.7)

Selling and marketing	—	—	(54.8)	(54.8)	(1,295.7)	1.9	(1,348.6)
General and administrative	(0.1)	(1.4)	(105.9)	(107.3)	(676.5)	10.1	(773.7)
Income from disposal of assets	—	—	0.2	0.2	21.2	—	21.4
Other operating income	(0.4)	1.6	0.1	1.7	44.1	6.8	52.2

OPERATING INCOME BEFORE FINANCIAL INCOME (EXPENSE) AND SHARE OF PROFIT OF SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	(0.5)	0.2	(19.1)	(18.9)	1,472.7	2.4	1,455.7

Financial income	35.1	161.1	65.2	226.3	267.8	(220.2)	309.1
Financial expenses	(34.9)	(139.6)	(63.3)	(202.9)	(597.8)	219.0	(616.6)
Share of profit of subsidiaries, joint ventures and associates	—	857.0	116.8	973.8	9.1	(969.0)	13.9

INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	(0.3)	878.7	99.6	978.3	1,151.9	(967.8)	1,162.0

INCOME AND SOCIAL CONTRIBUTION TAXES	—	(24.3)	10.6	(13.7)	(288.0)	—	(301.7)

Current	—	(24.8)	5.1	(19.7)	(218.9)	—	(238.6)
Deferred	—	0.5	5.5	6.0	(97.3)	—	(91.3)
Tax incentives	—	—	—	—	28.2	—	28.2

NET INCOME (LOSS) FOR THE YEAR	(0.3)	854.4	110.2	964.6	863.9	(967.8)	860.3

Net income for the year attributable to:
Shareholders of the Company	(0.3)	854.4	110.2	964.6	857.9	(967.8)	854.3
Non-controlling interests in subsidiaries	—	—	—	—	6.0	—	6.0

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Statements of cash flows

for the year ended December 31, 2011 - restated

(in millions of Brazilian Reais)

	LPG Issuer	Ultrapar - Parent Company - Guarantor	Oxiteno -Wholly Guarantor - Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net income for the year	(0.3)	854.4	110.2	964.6	863.9	(967.8)	860.3
Adjustments to reconcile net income to cash provided by operating activities
Share profit of subsidiaries, joint ventures and associates	—	(857.0)	(116.8)	(973.8)	(9.1)	969.0	(13.9)
Depreciation e amortization	—	—	44.8	44.8	533.2	—	578.0
PIS and COFINS credits on depreciation	—	—	2.2	2.2	7.9	—	10.1
Assets retirement expenses	—	—	—	—	(3.0)	—	(3.0)
Interest, monetary and exchange variations	37.7	30.6	25.5	56.1	894.1	(255.9)	732.0
Deferred income and social contribution taxes	—	(0.5)	(5.5)	(6.0)	97.3	—	91.3
Income from disposal of assets	—	—	(0.2)	(0.2)	(21.2)	—	(21.4)
Others	—	—	0.8	0.8	2.2	—	3.0
Dividends received from subsidiaries and joint ventures	—	335.4	83.8	419.2	9.1	(416.4)	11.9
(Increase) decrease in current assets
Trade receivables	—	—	(17.7)	(17.7)	(336.8)	38.6	(316.0)
Inventories	—	—	(22.6)	(22.6)	(163.4)	5.8	(180.2)
Recoverable taxes	—	21.2	(4.7)	16.5	(133.2)	(0.7)	(117.4)
Other receivables	—	(1.2)	0.5	(0.7)	(5.1)	3.1	(2.7)
Prepaid expenses	—	—	(1.6)	(1.6)	(3.2)	—	(4.8)
Increase (decrease) in current liabilities
Trade payables	(9.0)	(0.1)	30.6	30.5	159.1	(27.4)	153.2
Salaries and related charges	—	—	4.1	4.1	34.5	—	38.6
Taxes payable	—	2.3	0.6	2.9	(45.0)	—	(42.1)
Income and social contribution taxes	—	—	(0.7)	(0.7)	93.8	—	93.1
Post-employment benefits	—	—	—	—	1.9	—	1.9
Provision for tax, civil and labor risks	—	—	—	—	1.7	—	1.7
Other payables	—	—	0.9	0.9	40.9	(15.6)	26.2
Deferred revenue	—	—	—	—	5.2	—	5.2
(Increase) decrease in non-current assets
Trade receivables	—	—	—	—	(21.0)	—	(21.0)
Recoverable taxes	—	(30.9)	(4.4)	(35.3)	8.9	—	(26.4)
Escrow deposits	—	—	(0.1)	(0.1)	(88.6)	—	(88.7)
Other receivables	—	—	—	—	(0.6)	—	(0.6)
Prepaid expenses	—	—	(3.5)	(3.5)	(24.4)	—	(27.9)
Increase (decrease) in non-current liabilities
Post-employment benefits	—	—	(1.2)	(1.2)	(3.6)	—	(4.8)
Provision for tax, civil and labor risks	—	(2.2)	(3.0)	(5.2)	46.9	—	41.7
Other payables	—	—	0.8	0.8	24.2	—	25.0
Deferred revenue	—	—	—	—	2.8	—	2.8
Income and social contribution taxes paid	—	—	—	—	(131.5)	—	(131.5)

Net cash provided by operating activities	28.4	352.0	122.8	474.8	1,837.8	(667.3)	1,673.7

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Statements of cash flows

for the year ended December 31, 2011 - restated

(in millions of Brazilian Reais)

	LPG Issuer	Ultrapar - Parent Company - Guarantor	Oxiteno -Wholly Guarantor - Subsidiary	Total Guarantors	Non - Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from investing activities
Financial investments, net of redemptions	(34.5)	(40.1)	(33.4)	(73.5)	(301.7)	—	(409.7)
Disposal (acquisition) of investments, net	—	—	—	—	(76.4)	—	(76.4)
Cash of acquired subsidiaries (sold)	—	—	—	—	2.2	—	2.2
Acquisition of property, plant and equipment	—	—	(15.2)	(15.2)	(681.4)	—	(696.6)
Acquisition of intangible assets	—	—	(4.6)	(4.6)	(361.2)	—	(365.8)
Capital increase in subsidiaries	—	(320.0)	(230.0)	(550.0)	—	550.0	—
Capital reduction	—	500.0	—	500.0	—	(500.0)	—
Proceeds from disposal of assets	—	—	1.0	1.0	100.2	—	101.2

Net cash provided by (used in) investing activities	(34.5)	139.9	(282.2)	(142.3)	(1,318.4)	50.0	(1,445.2)

Cash flows from financing activities
Loand and debentures
Borrowings	—	—	103.4	103.4	848.4	—	951.8
Repayments	—	(200.0)	(260.3)	(460.3)	(767.6)	32.4	(1,195.5)
Interest paid	(31.1)	(134.2)	(67.9)	(202.1)	(323.9)	212.4	(344.7)
Payment of financial lease	—	—	—	—	(7.0)	—	(7.0)
Dividends paid	—	(501.8)	(14.2)	(516.0)	(402.4)	416.4	(502.0)
Capital increase	—	—	320.0	320.0	230.0	(550.0)	—
Capital reduction	—	—	—	—	(500.0)	500.0	—
Acquisition of non-controlling interests	—	—	—	—	(0.1)	—	(0.1)
Sale of treasury shares	—	3.8	—	3.8	(3.8)	—	—
Related parties	38.0	111.3	48.8	160.1	(200.4)	6.1	3.8

Net cash provided by (used in) financing activities	6.9	(720.9)	129.8	(591.1)	(1,126.8)	617.3	(1,093.7)

Effect of exchange rate changes on cash and cash equivalents in foreign currency	—	—	—	—	0.7	—	0.7
Increase (decrease) in cash and cash equivalents	0.8	(229.0)	(29.6)	(258.6)	(606.7)	—	(864.5)
Cash and cash equivalents at the beginning of the year	0.2	407.7	62.2	469.9	2,159.9	—	2,630.0

Cash and cash equivalents at the end of the year	1.0	178.7	32.3	211.0	1,553.5	—	1,765.5