Form 20-F
period 2014-12-31
ULTRAPAR HOLDINGS INC
filed 2015-04-30
CIK 1094972

As filed with the Securities and Exchange Commission on April 30, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

The number of outstanding shares of each class as of December 31, 2014.

Title of Class	Number of Shares Outstanding
Common Stock	556,405,096

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

INTRODUCTION

Ultrapar is a Brazilian Company with more than 75 years of history, with leading positions in the markets in which it operates: specialized distribution and retail through Ultragaz, Ipiranga and Extrafarma, production of specialty chemicals through Oxiteno and liquid bulk storage services through Ultracargo. Ultragaz is the leader in LPG distribution in Brazil with a 23% market share in 2014 and one of the largest independent LPG distributors in the world in terms of volume sold. We deliver LPG to an estimated 11 million households using our vehicle fleet and a network of approximately 4,900 independent retailers in the bottled segment and to approximately 48 thousand customers in the bulk segment. Ipiranga is the second largest fuel distributor in Brazil, with a network of 7,056 service stations and a 21% market share in 2014. Oxiteno is one of the largest producers of ethylene oxide and its main derivatives in Latin America, a major producer of specialty chemicals and the sole producer of fatty-alcohols and related by-products in Latin America. Oxiteno has eleven industrial units in Brazil, Mexico, the United States, Uruguay and Venezuela and commercial offices in Argentina, Belgium, China and Colombia. Ultracargo has a leading position in its sector, being the largest provider of storage for liquid bulk in Brazil, with seven terminals and a storage capacity of 824 thousand cubic meters as of December 31, 2014. Extrafarma is one of the leading drugstore chains in the North and Northeast of Brazil, with 223 drugstores and two distribution centers operating in December 2014. The Extrafarma Transaction closed on January 31, 2014 and, accordingly, Extrafarma’s results of operations were consolidated into Ultrapar’s results of operations as from February 1, 2014. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments — Description of the Extrafarma Transaction.”

References in this annual report to “Ultrapar”, “we”, “our”, “us” and “the Company” are to Ultrapar Participações S.A. and its consolidated subsidiaries (unless the context otherwise requires). In addition, all references in this annual report to:

•	“ABTL” are to Associação Brasileira de Terminais de Líquidos, the Brazilian association of liquid bulk terminal operators;

•	“ABIHPEC” are to Associação Brasileira da Indústria de Higiene Pessoal, Perfumaria e Cosméticos, the Brazilian association of personal care products;

•	“ABIQUIM” are to Associação Brasileira da Indústria Química, the Brazilian association of chemical industries;

•	“ABRAFARMA” are to Associação Brasileira de Redes de Farmácias e Drogarias, the Brazilian association of pharmacy and drugstore chains;

•	“ADRs” are to the American Depositary Receipts evidencing our ADSs;

•	“ADSs” are to our American Depositary Shares, each representing (i) one common share, with respect to any period on or after August 17, 2011; or (ii) one non-voting preferred share, with respect to any period prior to August 17, 2011;

•	“am/pm” are to Ipiranga’s convenience stores franchise network that operate under the brand am/pm, managed by am/pm Comestíveis Ltda. and Conveniência Ipiranga Norte Ltda.;

•	“American Chemical” are to American Chemical I.C.S.A., a company that was acquired by Oxiteno in November 2012, currently Oxiteno Uruguay;

•	“ANFAVEA” are to Associação Nacional dos Fabricantes de Veículos Automotores, the Brazilian association of vehicle producers;

•	“ANP” are to the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis, the Brazilian oil, natural gas and biofuels regulatory agency;

•	“ANVISA” are to the Agência Nacional de Vigilância Sanitária, the Brazilian health surveillance agency;

•	“Arch Andina” are to Arch Química Andina, C.A., a company that was acquired by Oxiteno in September 2007, currently Oxiteno Andina;

•	“Aqces” are to Aqces Logística Internacional Ltda.;

•	“BM&FBOVESPA” are to the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros, the São Paulo Stock Exchange;

•	“Braskem” are to Braskem S.A. and Quattor Participações S.A. (“Quattor”), acquired by Braskem in April 2010;

•	“Brazilian Corporate Law” are to Law No. 6,404 enacted in December 1976, as amended by Law No. 9,457 enacted in May 1997, by Law No. 10,303 enacted in October 2001, by Law No. 11,638 enacted in December 2007, by Law No. 11,941 enacted in May 2009, and by Law No. 12,431 enacted in June 2011;

•	“Brazilian government” are to the federal government of the Federative Republic of Brazil;

•	“Canamex” are to the chemical business formerly owned by the Berci Group, a company that was acquired by Oxiteno in December 2003, currently Oxiteno Mexico;

•	“CBPI” are to Companhia Brasileira de Petróleo Ipiranga, a company that was merged into IPP in November 2009;

•	“CBL” are to Chevron Brasil Ltda. (currently IPP), a former subsidiary of Chevron that, together with Galena, held Texaco;

•	“CDI” are to the Brazilian money market interest rate (Certificados de Depósito Interbancário);

•	“Central Bank” are to the Banco Central do Brasil, the Brazilian central bank;

•	“Chevron” are to Chevron Latin America Marketing LLC and Chevron Amazonas LLC;

•	“Cia Ultragaz” are to Companhia Ultragaz S.A.;

•	“ConectCar” are to ConectCar Soluções de Mobilidade Eletrônica S.A., a joint venture formed by Ipiranga and Odebrecht TransPort S.A. in November 2012;

•	“Conversion” are to the conversion of all preferred shares issued by the company into common shares, at a ratio of 1 (one) preferred share for 1 (one) common share, as approved at the extraordinary general shareholders’ meeting and the special preferred shareholders’ meeting, both held on June 28, 2011;

•	“CVM” are to Comissão de Valores Mobiliários, the Securities and Exchange Commission of Brazil;

•	“ICVM 527/12” are to CVM Instruction No. 527/12, issued by CVM on October 4, 2012, which governs the voluntary disclosure by listed companies in Brazil of EBITDA — Earnings Before Interest, Taxes, Depreciation and Amortization, and EBIT— Earnings Before Interest and Taxes, for the results disclosed from January 1, 2013 onwards;

•	“Deposit Agreement” are to the Deposit Agreement between Ultrapar Participações S.A. and the Bank of New York Mellon, dated September 16, 1999, and all subsequent amendments thereto;

•	“DNP” are to Distribuidora Nacional de Petróleo Ltda., a company that was acquired by Ipiranga in October 2010;

•	“DPPI” are to Distribuidora de Produtos de Petróleo Ipiranga S.A., a company that was merged into CBPI in December 2008;

•	“EMCA” are to Empresa Carioca de Produtos Químicos S.A.;

•	“Extrafarma” are to Imifarma Produtos Farmacêuticos e Cosméticos S.A.;

•	“Extrafarma Transaction” are to the merger of Extrafarma with Ultrapar on January 31, 2014, as described in “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments — Description of the Extrafarma Transaction.”

•	“FGTS” are to Fundo de Garantia do Tempo de Serviço, the Brazilian government severance indemnity fund;

•	“Galena” are to Sociedade Anônima de Óleo Galena Signal, a former subsidiary of Chevron that, together with CBL, held Texaco;

•	“IAS” are to International Accounting Standard;

•	“IFRS” are to International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IASB”);

•	“IGP-M” are to General Index of Market Prices of Brazilian inflation, calculated by the Getulio Vargas Foundation;

•	“IMS Health” are to IMS Health Holdings, Inc.;

•	“Ipiranga” are to Ultrapar’s subsidiaries that operate in the fuel distribution business and related activities;

•	“Ipiranga Group” are to RPR, DPPI, CBPI, Ipiranga Química S.A. (“IQ”), Ipiranga Petroquímica S.A. (“IPQ”), Companhia Petroquímica do Sul S.A. (“Copesul”) and their respective subsidiaries prior to their sale to Ultrapar, Petrobras and Braskem;

•	“Ipiranga Group SPA” are to the Share Purchase Agreement entered into and among Ultrapar, with the consent of Petrobras and Braskem, and the Key Shareholders on March 18, 2007;

•	“Ipiranga Group Transaction Agreements” are to agreements related to the acquisition of Ipiranga Group by Ultrapar, Petrobras and Braskem. Each Ipiranga Group Transaction Agreement is incorporated by reference to Exhibits 2.5, 2.6, 2.7, 4.4, 4.5, 4.6 and 4.7 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007;

•	“IPP” are to Ipiranga Produtos de Petróleo S.A., formerly CBL;

•	“Key Shareholders” are to Ipiranga Group’s former controlling shareholders prior to the closing of the Ipiranga Group SPA;

•	“Latin America” are to countries in America other than the United States and Canada;

•	“LPG” are to liquefied petroleum gas;

•	“LPG International” are to LPG International Inc.;

•	“Maxfácil” are to Maxfácil Participações S.A., a company that was split between the partners in proportion to their shareholdings and subsequently merged by each partner in November 2012;

•	“NYSE” are to the New York Stock Exchange;

•	“Northern Distribution Business” are to former CBPI’s fuel and lubricant distribution businesses located in the North, Northeast and Midwest regions of Brazil;

•	“Novo Mercado” are to Novo Mercado listing segment of BM&FBOVESPA;

•	“Oleoquímica” are to Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.;

•	“Oxiteno Andina” are to the business of Oxiteno carried out in Venezuela;

•	“Oxiteno Mexico” are to the business of Oxiteno carried out in Mexico;

•	“Oxiteno Nordeste” are to Oxiteno Nordeste S.A. Indústria e Comércio;

•	“Oxiteno Overseas” are to Oxiteno Overseas Co.;

•	“Oxiteno USA” are to the business of Oxiteno carried out in the United States;

•	“Oxiteno” are to Oxiteno S.A. – Indústria e Comércio, our wholly owned subsidiary and its subsidiaries that produce ethylene oxide and its principal derivatives, fatty alcohols and other specialty chemicals;

•	“Petrobras” are to Petrobras – Petróleo Brasileiro S.A.;

•	“Petrochemical Business” are to IQ, IPQ and IPQ’s stake in Copesul;

•	“PFIC” are to Passive Foreign Investment Company;

•	“Real”, “Reais” or “R$” are to Brazilian Reais, the official currency of Brazil;

•	“Repsol” are to Repsol Gás Brasil S.A., a company that was acquired by Ultragaz in October 2011;

•	“RPR” are to Refinaria de Petróleo Riograndense S.A. (formerly Refinaria de Petróleo Ipiranga S.A.), a joint venture owned by Petrobras, Braskem and Ultrapar;

•	“SBP” are to Sociedade Brasileira de Participações Ltda., a company that was merged into IPP in August 2009;

•	“SEC” are to the U.S. Securities and Exchange Commission;

•	“Securities Act” are to the U.S. Securities Act of 1933, as amended;

•	“Serma” are to Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos, our wholly owned company, responsible for providing IT services to Ultrapar;

•	“Share Exchange” are to the exchanges of RPR’s, DPPI’s and CBPI’s preferred shares and any remaining common shares for Ultrapar’s preferred shares in connection with the acquisition of Ipiranga Group;

•	“Sindigás” are to the Brazilian association of LPG distributors;

•	“Sindicom” are to the Brazilian association of fuel distributors;

•	“Sindusfarma” are to Sindicato da Indústria de Produtos Farmacêuticos no Estado de São Paulo, the Brazilian association of the industry of pharmaceutical products in the state of São Paulo;

•	“Southern Distribution Business” are to Ipiranga Group’s fuel and lubricant distribution businesses located in the South and Southeast regions of Brazil and their related activities;

•	“STF” are to Supremo Tribunal Federal, the Brazilian Supreme Federal Court;

•	“Temmar” are to Terminal Marítimo do Maranhão S.A., a company that was acquired by Ultracargo in August 2012;

•	“Tequimar” are to Terminal Químico de Aratu S.A., Ultrapar’s subsidiary that operates in the liquid bulk storage segment;

•	“Texaco” are to the Texaco-branded fuels marketing business in Brazil, previously carried-out by CBL and Galena, companies that were acquired by Ipiranga in March 2009;

•	“Tropical” are to Tropical Transportes Ipiranga Ltda.;

•	“TRR” are to Retail Wholesale Resellers, specialized resellers in the fuel distribution;

•	“Ultra S.A.” are to Ultra S.A. Participações, a holding company owned by members of the founding family and senior management of Ultrapar.Ultra S.A. is the largest shareholder of Ultrapar, holding 22% of its total capital stock. Prior to the Conversion, Ultra S.A. owned 66% of the voting capital of Ultrapar;

•	“Ultracargo” are to Ultracargo Operações Logísticas e Participações Ltda., our wholly owned subsidiary and its subsidiaries that provide storage, handling and logistics services for liquid bulk cargo;

•	“Ultragaz” are to Ultrapar’s subsidiaries that operate in the distribution of LPG;

•	“União Terminais” are to União Terminais e Armazéns Gerais Ltda., a company that was merged into Tequimar in December 2008;

•	“União Vopak” are to União Vopak Armazéns Gerais Ltda., a joint venture in which Ultracargo has a 50% stake;

•	“Unipar” are to União das Indústrias Petroquímicas S.A.;

•	“U.S. Holder” has the meaning given in “Item 10. Additional Information – E. Taxation – U.S. Federal Income Tax Considerations”;

•	“US$”, “dollar”, “dollars” or “U.S. dollars” are to the United States dollar; and

•	“2014 Ultra S.A. Shareholders’ Agreement” has the meaning given in “Item 4.A. Information on the Company — History and Development of the Company”, “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders” and “Item 10. Additional Information — Material Contracts”.

Unless otherwise specified, data related to (i) the Brazilian petrochemical industry included in this annual report were obtained from ABIQUIM, (ii) the LPG business were obtained from Sindigás and ANP, (iii) the fuel distribution business were obtained from Sindicom and ANP, (iv) the liquid bulk storage industry were obtained from ABTL, and (v) the retail pharmacy business were obtained from ABRAFARMA, IMS Health, ABIHPEC and Sindusfarma.

PRESENTATION OF FINANCIAL INFORMATION

Our audited consolidated financial statements included in Item 18 were prepared in accordance with IFRS and include our consolidated balance sheets as of December 31, 2014 and 2013 and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2014, 2013 and 2012, as well as notes thereto.

The financial information presented in this annual report should be read in conjunction with our consolidated financial statements.

On January 31, 2014, Ultrapar acquired Extrafarma, one of Brazil’s top ten drugstore chains, marking our entry in the retail pharmacy business. The results of operations of the business acquired were consolidated into Ultrapar’s financial statements as from February 1, 2014. Ultrapar’s financial statements as of and for the periods prior to February 1, 2014 do not reflect any financial information of the acquired businesses. Accordingly, unless otherwise stated, all financial and operational information for Extrafarma presented in this annual report relates to and refers to the 11-month period from February 1, 2014 to December 31, 2014 only. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Extrafarma.”

On April 17, 2015 the exchange rate for Reais into U.S. dollars was R$3.054 to US$1.00, based on the commercial selling rate as reported by the Central Bank. The commercial selling rate was R$2.656 to US$1.00 on December 31, 2014, and R$2.343 to US$1.00 on December 31, 2013. The Real/dollar exchange rate fluctuates widely, and the current commercial selling rate may not be indicative of future exchange rates. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates” for information regarding exchange rates for the Brazilian currency. Solely for the convenience of the reader, we have translated some amounts included in “Item 3.A. Key Information — Selected Consolidated Financial Information” and elsewhere in this annual report from Reais into U.S. dollars using the commercial selling rate as reported by the Central Bank at December 31, 2014 of R$2.656 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. Such translations should not be construed as representations that the Real amounts represent or have been or could be converted into U.S. dollars as of that or any other date. The Real/dollar exchange rate has presented significant volatility since December 31, 2014 and as of the date of this annual report is considered materially different from the rate used to perform the translations throughout this document.

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

Market share and economic information

All market share information, unless otherwise specified, related to (i) the LPG business was obtained from ANP, (ii) the fuel distribution business was obtained from Sindicom and ANP, (iii) the liquid bulk storage industry was obtained from ABTL and (iv) the retail pharmacy business was obtained from ABRAFARMA. Unless otherwise specified, all macroeconomic data are obtained from the Instituto Brasileiro de Geografia e Estatística—IBGE, Fundação Getulio Vargas—FGV and the Central Bank. Although we do not have any reason to believe any of this information is inaccurate in any material respect, we have not independently verified any such information.

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

We have selected the following consolidated financial data from our audited consolidated financial statements, for the periods indicated. You should read our selected consolidated financial data in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto included in this annual report. Our consolidated financial statements are prepared in Reais in accordance with IFRS. The consolidated balance sheets as of and for the years ended December 31, 2014 and 2013 and the consolidated income statements and cash flows as of and for the years ended December 31, 2014, 2013 and 2012 are derived from our audited consolidated financial statements included in this annual report. See “Presentation of Financial Information” and “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Critical accounting policies.” The following table presents our selected financial information in accordance with IFRS at the dates and for each of the periods indicated.

	Years Ended December 31
	2014(1)	2014	2013	2012	2011	2010
	(in millions, except per share data)
Income statements data:	US$	R$	R$	R$	R$	R$
Net revenue from sales and services	25,501.2	67,736.3	60,940.2	53,868.9	48,628.7	42,469.7
Cost of products and services sold	(23,456.3)	(62,304.6)	(56,165.4)	(49,768.1)	(45,124.3)	(39,348.4)

Gross profit	2,044.9	5,431.7	4,774.9	4,100.8	3,504.4	3,121.3
Operating income (expenses)
Selling and marketing	(812.7)	(2,158.7)	(1,756.4)	(1,579.6)	(1,348.6)	(1,162.1)
General and administrative	(425.5)	(1,130.3)	(1,012.3)	(891.1)	(773.7)	(760.4)
Gain on disposal of property, plant and equipment and intangibles	13.9	37.0	40.3	3.7	21.4	78.7
Other operating income, net	40.3	106.9	97.6	74.1	52.2	10.8
Operating income before financial income (expenses) and share of profit of joint ventures and associates	860.9	2,286.6	2,144.0	1,707.9	1,455.7	1,288.3
Financial income	137.8	366.0	240.6	208.2	309.1	256.0
Financial expenses	(305.5)	(811.4)	(578.2)	(478.5)	(616.6)	(527.4)
Share of profit (loss) of joint ventures and associates	(6.2)	(16.5)	(5.0)	10.5	13.9	28.0

Income before income and social contribution taxes	687.0	1,824.7	1,801.4	1,448.0	1,162.0	1,044.8
Income and social contribution taxes
Current	(231.6)	(615.1)	(534.5)	(356.3)	(238.6)	(181.8)
Deferred	(8.2)	(21.7)	(91.0)	(108.4)	(91.3)	(132.5)
Taxes incentives — SUDENE	23.9	63.4	52.8	43.4	28.2	30.7

	(215.9)	(573.5)	(572.7)	(421.3)	(301.7)	(283.6)

Net income for the year	471.1	1,251.2	1,228.7	1,026.8	860.3	761.2
Net income for the year attributable to:

Shareholders of the Company	467.5	1,241.6	1,225.1	1,019.9	854.3	761.3

Non-controlling interests in subsidiaries	3.6	9.7	3.6	6.9	6.0	(0.1)

Earnings per share(2)
Basic	0.86	2.28	2.29	1.91	1.60	1.43

Diluted	0.85	2.26	2.28	1.90	1.59	1.42

Dividends per share(3)	0.53	1.42	1.37	1.17	0.98	0.80

Other financial data
Cash flows from operating activities(4)	997.9	2,650.7	2,120.7	2,443.7	1,673.7	1,487.6
Cash flows from investing activities(4)	(579.9)	(1,540.2)	(1,287.9)	(1,565.0)	(1,445.2)	(887.1)
Cash flows from financing activities(4)	(203.1)	(539.3)	(578.9)	(622.7)	(1,093.7)	166.6
Depreciation and amortization(5)	334.2	887.8	778.9	693.1	578.0	528.2
EBITDA(6)	1,188.9	3,157.9	2,918.0	2,411.4	2,047.5	1,844.5
Net debt(7)	(1,496.5)	(3,975.1)	(3,425.9)	(3,084.0)	(2,882.8)	(2,254.9)
Number of common shares (in thousands)(8)	556,405.1	556,405.1	544,384.0	544,384.0	544,384.0	197,719.6
Number of preferred shares (in thousands)(8)	—	—	—	—	—	346,664.4

(1)	The figures in Reais for December 31, 2014 have been converted into U.S. dollars using the exchange rate of US$1.00 = R$2.656, which is the commercial rate reported by the Central Bank on that date. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this annual report as a statement that the amounts in Reais currently represent such values in U.S. dollars. Additionally, you should not interpret such conversions as statements that the amounts in Reais have been, could have been or could be converted into U.S. dollars at this or any other foreign exchange rates. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates.”
(2)	Earnings per share are calculated based on the net income attributable to Ultrapar’s shareholders and the weighted average shares outstanding during each of the years presented. Earnings per share for 2010 and 2011 have been retroactively adjusted for the 1:4 stock split approved in the extraordinary general shareholders’ meeting held on February 10, 2011 described under “Item 4.A. Information on the Company — History and Development of the Company.”
(3)	See “Item 8.A. Financial Information — Consolidated Statements and Other Financial Information — Dividends and Distribution Policy” for information regarding declaration and payment of dividends. Dividends per share for 2010 were retroactively adjusted for the 1:4 stock split approved in the extraordinary general shareholders’ meeting held on February 10, 2011 described under “Item 4.A. Information on the Company — History and Development of the Company.”
(4)	Cash flows information has been prepared in accordance with IFRS for all periods presented.
(5)	Represents depreciation and amortization expenses included in cost of products and services sold and in selling, marketing, general and administrative expenses.
(6)	EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented in this document in accordance with ICVM 527/12 and represents our net income before (i) income and social contribution taxes, (ii) net financial expense (income) and (iii) depreciation and amortization. The purpose of including EBITDA information is to provide a measure used by management for internal assessment of our operating results, and because a portion of our employee profit sharing plan is linked directly or indirectly to EBITDA performance. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. We also calculate EBITDA in connection with covenants related to some of our financing, as described in Note 14 to our consolidated financial statements. We believe EBITDA allows a better understanding not only of our financial performance but also of our capacity of meeting the payment of interest and principal from our debt and of obtaining resources for our investments and working capital. Our definition of EBITDA may differ from, and, therefore, may not be comparable with similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because EBITDA excludes net financial expense (income), income and social contribution taxes and depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income and social contribution taxes, depreciation and amortization. EBITDA is not a measure of financial performance under IFRS, and it should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expense (income), income and social contribution taxes, depreciation and amortization. The tables below provide a reconciliation of net income and operating income to EBITDA for Ultrapar and a reconciliation of operating income to EBITDA for Ultragaz, Ipiranga, Oxiteno and Ultracargo for the years ended December 31, 2014, 2013, 2012, 2011 and 2010, and the reconciliation of operating income to EBITDA for Extrafarma for 2014, related to the period from February 1 to December 31, 2014:

	Ultrapar
	Reconciliation of net income to EBITDA
	Years ended December 31
	2014	2013	2012	2011	2010
	(in millions of Reais)
Net income	1,251.2	1,228.7	1,026.8	860.3	761.2
Depreciation and amortization	887.8	778.9	693.1	578.0	528.2
Net financial expenses	445.4	337.6	270.3	307.6	271.5
Income and social contribution taxes	573.5	572.7	421.3	301.7	283.6

EBITDA(6)	3,157.9	2,918.0	2,411.4	2,047.5	1,844.5

	Ultrapar
	Reconciliation of operating income to EBITDA
	Years ended December 31
	2014	2013	2012	2011	2010
	(in millions of Reais)
Operating income before financial income (expenses) and share of profit (loss) of joint-ventures and associates	2,286.6	2,144.0	1,707.9	1,455.7	1,288.3
Depreciation and amortization	887.8	778.9	693.1	578.0	528.2
Share of profit (loss) of joint-ventures and associates	(16.5)	(5.0)	10.5	13.9	28.0

EBITDA(6)	3,157.9	2,918.0	2,411.4	2,047.5	1,844.5

	Ultragaz
	Reconciliation of operating income to EBITDA
	Years ended December 31
	2014	2013	2012	2011	2010
	(in millions of Reais)
Operating income before financial income (expenses) and share of profit (loss) of associates	169.0	147.0	114.3	163.4	181.2
Depreciation and amortization	136.4	133.5	131.4	117.5	118.8
Share of profit (loss) of associates	0.2	0.0	0.0	0.0	(0.0)

EBITDA(6)	305.5	280.5	245.7	280.9	300.0

	Oxiteno
	Reconciliation of operating income to EBITDA
	Years ended December 31
	2014	2013	2012	2011	2010
	(in millions of Reais)
Operating income before financial income (expenses) and share of profit (loss) of associates	264.2	308.6	228.8	156.0	114.1
Depreciation and amortization	138.5	131.9	123.1	106.3	104.1
Share of profit (loss) of associates	1.0	0.1	(0.1)	0.0	(0.0)

EBITDA(6)	403.7	440.6	351.8	262.3	218.3

	Ultracargo
	Reconciliation of operating income to EBITDA
	Years ended December 31
	2014	2013	2012	2011	2010
	(in millions of Reais)
Operating income before financial income (expenses) and share of profit of joint-ventures and associates	117.3	108.9	105.5	87.4	114.8
Depreciation and amortization	49.4	47.3	36.6	28.2	27.9
Share of profit of joint-ventures and associates	0.2	1.3	0.6	1.2	0.7

EBITDA(6)	166.9	157.5	142.7	116.8	143.4

	Ipiranga
	Reconciliation of operating income to EBITDA
	Years ended December 31
	2014	2013	2012	2011	2010
	(in millions of Reais)
Operating income before financial income (expenses) and share of profit of joint-ventures and associates	1,758.1	1,574.7	1,254.4	1,042.4	870.5
Depreciation and amortization	529.0	454.2	390.7	316.2	269.1
Share of profit of joint-ventures and associates	1.0	0.8	7.4	7.9	8.0

EBITDA(6)	2,288.0	2,029.6	1,652.6	1,366.4	1,147.6

	Extrafarma
	Reconciliation of operating income to EBITDA
	Years ended December 31
	2014(9)	2013	2012	2011	2010
	(in millions of Reais)
Operating income before financial income (expenses)	16.9
Depreciation and amortization	12.8
Share of profit of joint-ventures and associates	—

EBITDA(6)	29.8	—	—	—	—

The reconciliation of EBITDA to cash flows from operating activities for the years ending December 31, 2014, 2013, 2012, 2011 and 2010 is presented in the table below:

	2014	2013	2012	2011	2010
	(in millions of Reais)
Net income for the year	1,251.2	1,228.7	1,026.8	860.3	761.2
Adjustments to reconcile net income to EBITDA:
Depreciation and amortization	887.8	778.9	693.1	578.0	528.2
Net financial expenses	445.4	337.6	270.3	307.6	271.5
Income and social contribution taxes	573.5	572.7	421.3	301.7	283.6

EBITDA(6)	3,157.9	2,918.0	2,411.4	2,047.5	1,844.5

Adjustments to reconcile EBITDA to cash provided by operating activities:
Financial result that affected the cash flow from operating activities	519.4	274.5	345.2	424.4	140.4
Current income and social contribution taxes	(615.1)	(534.5)	(356.3)	(238.6)	(181.8)
Tax incentives (income and social contribution taxes)	63.4	52.8	43.4	28.2	30.7
PIS and COFINS credits on depreciation	12.7	12.4	11.6	10.1	9.5
Assets retirement obligation	(4.0)	(5.4)	(2.5)	(3.0)	(5.8)
Others	(14.5)	(31.1)	(2.9)	(20.3)	(97.3)
(Increase) decrease in current assets
Trade receivables	(212.3)	(8.4)	(247.8)	(316.0)	(92.4)
Inventories	(184.3)	(298.9)	48.5	(180.2)	(137.0)
Recoverable taxes	(106.8)	(2.0)	(4.5)	(117.4)	(36.8)
Other receivables	(8.2)	1.1	1.3	(2.7)	6.4
Prepaid expenses	8.1	(11.4)	(10.6)	(4.8)	(8.3)
Increase (decrease) in current liabilities
Trade payables	192.1	(328.8)	198.3	153.2	38.6
Salaries and related charges	(19.6)	45.1	(18.4)	38.6	54.2
Taxes payable	19.1	8.6	(2.5)	(42.1)	36.5
Income and social contribution taxes	437.1	350.8	208.2	93.1	96.0
Post-employment benefits	(0.5)	1.9	(1.7)	1.9	(0.6)
Provision for tax, civil and labor risks	(5.1)	19.8	8.5	1.7	16.6
Other payables	(21.0)	36.6	(0.2)	26.2	(19.2)
Deferred revenue	0.6	(0.3)	(1.7)	5.2	2.8
(Increase) decrease in non-current assets
Trade receivables	(19.3)	13.0	(19.6)	(21.0)	(11.2)
Recoverable taxes	(38.0)	11.7	32.3	(26.4)	(1.0)
Escrow deposits	(80.6)	(81.2)	(64.5)	(88.7)	(72.3)
Other receivables	0.8	2.2	(9.7)	(0.6)	0.8
Prepaid expenses	0.5	(18.2)	1.5	(27.9)	7.3
Increase (decrease) in non-current liabilities
Post-employment benefits	9.5	8.3	8.8	(4.8)	9.1
Provision for tax, civil and labor risks	(12.0)	18.8	38.6	41.7	(107.6)
Other payables	(10.8)	(21.8)	(3.1)	25.0	25.5
Deferred revenue	(1.4)	(0.7)	1.1	2.8	0.6
Income and social contribution taxes paid	(416.6)	(312.1)	(169.1)	(131.5)	(60.5)

Net cash provided by operating activities	2,650.7	2,120.7	2.443.7	1,673.7	1,487.6

(7)	Net debt is included in this document in order to provide the reader with information relating to our overall indebtedness and financial position. Net debt is not a measure of financial performance or liquidity under IFRS. In managing our businesses we rely on net debt as a means of assessing our financial condition. We believe that this type of measurement is useful for comparing our financial condition from period to period and making related management decisions. Net debt is also used in connection with covenants related to some of our financings. The table below provides a reconciliation of our consolidated balance sheet data to the net debt positions shown in the table, as of December 31, 2014, 2013, 2012, 2011 and 2010:

	Ultrapar
	Reconciliation of consolidated balance sheets to net debt
	As of December 31
	2014	2013	2012	2011	2010
	(in millions of Reais)
Cash and cash equivalents	2,827.4	2,276.1	2,021.1	1,765.5	2,630.0
Current financial investments	1,441.8	1,149.1	961.2	819.3	464.3
Non-current financial investments	130.9	118.5	149.5	74.4	19.8
Current loans and finance leases	(2,557.5)	(1,769.6)	(1,575.0)	(1,302.5)	(802.9)
Current debentures	(884.9)	(60.4)	(53.0)	(1,002.5)	(2.7)
Non-current loans and finance leases	(3,533.9)	(3,740.6)	(3,192.6)	(3,237.1)	(3,370.0)
Non-current debentures	(1,399.0)	(1,399.0)	(1,395.3)	—	(1,193.4)

Net debt position	(3,975.1)	(3,425.9)	(3,084.0)	(2,882.8)	(2,254.9)

(8)	The number of shares corresponds to the totality of shares issued by the Company, including those held in treasury. The number of shares for the years ended December 31, 2010 and 2011 were retroactively adjusted for the 1:4 stock split approved in the extraordinary general shareholders’ meeting held on February 10, 2011 described under “Item 4.A. Information on the Company — History and Development of the Company.”
(9)	Reflects results of operations for the 11-month period from February 1, 2014, the date on which Extrafarma’s results of operations were consolidated into our financial statements, through December 31, 2014. For additional information, see “Presentation of Financial Information.”

The following tables present our consolidated balance sheet in accordance with IFRS as of the dates indicated.

	As of December 31
	2014(1)	2014	2013	2012	2011	2010
	(in millions)
Consolidated balance sheets data:	US$	R$	R$	R$	R$	R$
Current assets
Cash and cash equivalents	1,064.4	2,827.4	2,276.1	2,021.1	1,765.5	2,630.0
Financial investments	542.8	1,441.8	1,149.1	961.2	819.3	464.3
Trade receivables, net	980.4	2,604.1	2,321.5	2,306.5	2,023.4	1,705.8
Inventories, net	724.7	1,925.0	1,592.5	1,290.7	1,303.5	1,111.0
Recoverable taxes, net	223.4	593.5	480.0	478.0	466.5	348.0
Other receivables	16.3	43.3	19.4	20.5	20.2	17.0
Prepaid expenses, net	25.3	67.3	65.2	53.8	39.9	35.1

Total current assets	3,577.3	9,502.4	7,903.9	7,133.0	6,438.4	6,311.8

Non-current assets
Financial investments	49.3	130.9	118.5	149.5	74.4	19.8
Trade receivables, net	54.1	143.8	124.5	137.4	117.7	96.7
Related parties	4.1	10.9	10.9	10.9	10.1	10.1
Deferred income and social contribution taxes	174.1	462.6	376.1	469.3	511.0	570.3
Recoverable taxes, net	28.4	75.4	37.4	49.1	81.4	54.8
Escrow deposits	262.3	696.8	614.9	533.7	469.2	380.5
Other receivables	2.2	5.8	6.6	11.0	1.3	0.7
Prepaid expenses, net	49.4	131.2	97.8	79.7	67.9	40.0

	623.9	1,657.5	1,386.7	1,440.5	1,333.0	1,172.8

Investments
In joint-ventures	20.5	54.5	44.4	28.2	120.8	117.3
In associates	4.9	13.1	11.7	12.7	12.6	12.6
Other	1.1	2.8	2.8	2.8	2.8	2.8
Property, plant and equipment, net	1,917.0	5,092.0	4,860.2	4,667.0	4,250.9	3,981.3
Intangible assets, net	1,189.0	3,158.1	2,168.8	1,965.3	1,539.1	1,345.6

	3,132.5	8,320.5	7,087.9	6,676.0	5,926.2	5,459.6

Total non- current assets	3,756.4	9,978.0	8,474.6	8,116.5	7,259.3	6,632.4

TOTAL ASSETS	7,333.7	19,480.4	16,378.5	15,249.6	13,697.7	12,944.1

Current liabilities
Loans	961.8	2,554.7	1,767.8	1,573.0	1,300.3	798.6
Debentures	333.1	884.9	60.4	53.0	1,002.5	2.7
Finance leases	1.0	2.7	1.8	2.0	2.2	4.3
Trade payables	481.7	1,279.5	969.0	1,297.7	1,066.8	941.2
Salaries and related charges	110.9	294.6	297.7	252.5	267.2	227.1
Taxes payable	52.3	138.8	116.3	107.7	109.2	151.2
Dividends payable	82.2	218.4	242.2	222.4	163.8	192.5
Income and social contribution taxes payable	50.6	134.4	113.9	75.2	36.2	74.6
Post-employment benefits	4.3	11.4	11.9	10.0	11.7	10.7
Provision for assets retirement obligation	1.7	4.6	3.4	3.7	7.3	5.6
Provision for tax, civil and labor risks	24.2	64.2	69.3	49.5	41.0	39.5
Other payables	30.1	80.4	93.0	56.5	55.4	29.7
Deferred revenues	8.8	23.5	17.7	18.1	19.7	14.6

Total current liabilities	2,142.7	5,692.1	3,764.5	3,721.3	4,083.2	2,492.1

	As of December 31
	2014(1)	2014	2013	2012	2011	2010
Consolidated balance sheets data:	US$	R$	R$	R$	R$	R$
Non-current liabilities
Loans	1,313.8	3,489.6	3,698.0	3,151.7	3,195.7	3,368.7
Debentures	526.7	1,399.0	1,399.0	1,395.3	—	1,193.4
Finance leases	16.7	44.3	42.6	40.9	41.4	1.3
Related parties	1.6	4.4	3.9	3.9	4.0	4.0
Subscription warrants—indemnification	34.7	92.1	—	—	—	—
Deferred income and social contribution taxes	57.5	152.8	101.5	84.9	37.4	26.5
Provision for tax, civil and labor risks	234.6	623.3	569.7	551.0	512.2	469.9
Post-employment benefits	40.8	108.4	99.4	118.5	97.5	97.7
Provision for assets retirement obligation	24.9	66.2	66.2	66.7	60.3	58.3
Other payables	27.9	74.0	77.7	99.6	90.6	62.2
Deferred revenues	2.9	7.7	9.1	9.9	8.7	5.9

Total non-current liabilities	2,282.1	6,061.7	6,067.2	5,522.2	4,047.8	5,287.9

TOTAL LIABILITIES	4,424.8	11,753.8	9,831.7	9,243.5	8,131.0	7,780.0

Shareholder’s equity
Share capital	1,445.2	3,838.7	3,696.8	3,696.8	3,696.8	3,696.8
Capital reserve	206.1	547.5	20.2	20.2	9.8	7.7
Revaluation reserve	2.2	5.8	6.1	6.7	7.1	7.6
Profit reserves	1,193.3	3,169.7	2,706.6	2,224.5	1,831.8	1,510.0
Treasury shares	(38.8)	(103.0)	(114.9)	(114.9)	(118.2)	(120.0)
Additional dividends to the minimum mandatory dividends	71.1	189.0	161.6	147.2	122.2	68.3
Valuation adjustments	2.7	7.1	5.4	(12.6)	(4.4)	(2.4)
Cumulative translation adjustments	16.3	43.2	38.1	12.6	(4.4)	(18.6)

Shareholders’ equity attributable to:
Shareholders of the Company	2,898.1	7,698.0	6,520.0	5,980.6	5,540.5	5,141.9
Non-controlling interest in subsidiaries	10.8	28.6	26.9	25.5	26.2	22.3

TOTAL SHAREHOLDER’S EQUITY	2,908.9	7,726.6	6,546.9	6,006.1	5,566.7	5,164.2

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,333.7	19,480.4	16,378.5	15,249.6	13,697.7	12,944.1

(1)	The figures in Reais for December 31, 2014 have been converted into dollars using the exchange rate of US$1.00 = R$2.656, which is the commercial rate reported by the Central Bank on that date. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this annual report as a statement that the amounts in Reais currently represent such values in U.S. dollars. Additionally, you should not interpret such conversions as statements that the amounts in Reais have been, could have been or could be converted into U.S. dollars at this or any other foreign exchange rates. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates.”
(2)	See “Presentation of Financial Information.”

Exchange	Rates

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

In 2010, the effects of the strong economic growth in Brazil, together with the public offering of shares of Petrobras in the third quarter, resulted in a record of foreign investments inflow to Brazil, contributing to a 4% appreciation of the Real against the U.S. dollar. In 2011, the unstable international economic environment, especially in the second half of the year as a result of the effects of the European crisis, contributed to a 13% depreciation of the Real against the U.S. dollar for the year, reversing the appreciation trend in the first half of the year. In 2012, the Brazilian government adopted counter-cyclical measures to foster economic growth. Such measures included the reduction of the base interest rate (SELIC) and the reduction of federal taxes on the automotive sector. The effects of the lower economic growth, the lower interest rate and the unstable international environment contributed to a 9% depreciation of the Real against the U.S. dollar. In 2013, the Real depreciated 15% against the U.S. dollar due to the performance of the Brazilian economy, the economic rebound in the United States and the economic instability in the international markets. In 2014, despite the weak performance of the Brazilian economy, and the recovery of the North American economy, the Real remained relatively stable against the dollar until September, when it started to devalue, closing the year with a depreciation of 13% against the U.S.dollar. From December 31, 2014 to April 17, 2015, the Real depreciated 15% against the U.S. dollar.

It is not possible to predict whether the Real will remain at its present level and what impact the Brazilian government’s exchange rate policies may have on us.

On April 17, 2015, the exchange rate for Reais into U.S. dollars was R$3.054 to US$1.00, based on the commercial selling rate as reported by the Central Bank. The following table sets forth information on prevailing commercial foreign exchange selling rates for the periods indicated, as published by the Central Bank on its electronic information system, SISBACEN, using PTAX 800, Option 5.

	Exchange rates of nominal Reais per US$1.00
	High	Low	Average		Period- Ended
Year Ended
December 31, 2010	1.881	1.655	1.759	(1)	1.666
December 31, 2011	1.902	1.535	1.671	(1)	1.876
December 31, 2012	2.112	1.702	1.959	(1)	2.044
December 31, 2013	2.446	1.953	2.174	(1)	2.343
December 31, 2014	2.740	2.197	2.360	(1)	2.656
Month Ended
November 30, 2014	2.614	2.484	2.549	(2)	2.560
December 31, 2014	2.740	2.561	2.651	(2)	2.656
January 31, 2015	2.711	2.575	2.643	(2)	2.662
February 28, 2015	2.881	2.689	2.785	(2)	2.878
March 31, 2015	3.268	2.866	3.067	(2)	3.208
April 17, 2015	3.156	3.025	3.090	(2)	3.054

(1)	Average of the foreign exchange rates on the last day of each month in the period.
(2)	Average of the high and low foreign exchange rates for each month.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Prior to 1995, Petrobras held a constitutional monopoly for the production and importation of petroleum products in Brazil. Although this monopoly was removed from the Brazilian constitution, Petrobras effectively remains the main provider of LPG and oil-based fuels in Brazil. Currently, Ultragaz and all other LPG distributors in Brazil purchase all or nearly all LPG from Petrobras. Ultragaz’s net revenue from sales and services represented 6% of our consolidated net revenue from sales and services for the year ended December 31, 2014. The procedures for ordering and purchasing LPG from Petrobras are generally common to all LPG distributors — including Ultragaz. For more details, see “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Supply of LPG.”

With respect to fuel distribution, Petrobras also supplied nearly all of Ipiranga and other distributors’ oil-based fuel requirements in 2014. Petrobras’ supply to Ipiranga is governed by an annual contract, under which the supply volume is established based on the volume purchased in the previous year. Ipiranga’s net revenue from sales and services represented 87% of our consolidated net revenue from sales and services for the year ended December 31, 2014.

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

Petrobras is currently under investigation by the CVM, the SEC, the U.S. Department of Justice (DOJ), the Brazilian Federal Police and other Brazilian public authorities in connection with corruption allegations (so called Lava Jato investigations) consisting, among other things, of illegal payments made to officers, directors and other employees of Petrobras to influence commercial decisions. Such investigations have had a destabilizing effect on Petrobras, and it is difficult to ascertain what impact, if any, the investigations will have on Petrobras’ supply of LPG and oil-based fuels to market players.

Significant interruptions of LPG and oil-based fuel supply from Petrobras may occur in the future. Any interruption in the supply of LPG or oil-based fuels from Petrobras would immediately affect Ultragaz or Ipiranga’s respective ability to provide LPG or oil-based fuels to its customers. If we are not able to obtain an adequate supply of LPG or oil-based fuels from Petrobras under acceptable terms, we may seek to meet our demands through LPG or oil-based fuels purchased on the international market. The average cost of LPG and oil based fuels imported from the international markets in 2014 was higher than the price we obtained through Petrobras. As a result, any such interruption could increase our purchase costs and, consequently, adversely affect our operating margins.

Ipiranga operates in the fuel market, which has been presenting growth in volumes in recent years. If the supply of fuels, either by refineries in Brazil or by imports, is not sufficient to serve the growth in demand, Ipiranga’s ability to provide oil-based fuels to their customers could be immediately affected.

In recent years, Brazilian consumption of oil-based fuels has grown, mainly diesel and gasoline that together represented more than 85% of fuels sold in Brazil in 2014. In the last three years ended December 31, 2014, the consumption of diesel grew, on average, 4.7% per year, as a result of the Brazilian economic performance, particularly the agricultural and consumer goods segments. During the same period, the sales of gasoline by the Brazilian distributors grew by 7.7%, boosted by the growth of the light vehicle fleet in the country. Combined, sales of gasoline and diesel grew by 6.0% per year during the last three years ended December 31, 2014.

The Brazilian fuel market is supplied by domestic refining and by imports. During the last three years ended December 31, 2014, imports of diesel have grown by an average of 6.5% per year and imports of gasoline have remained stable. In 2014, 7.0% of the Brazilian demand of gasoline and 18.5% of diesel was imported, as the local production of gasoline and diesel was not sufficient to serve the Brazilian market demand. If the supply of fuels by local refineries and imports are insufficient to meet the demand in Brazil, including as a result of interruptions in supply, insufficient logistics infrastructure or delays in the construction of new refineries, Ipiranga’s ability to provide fuels to its customers would be immediately affected, with a negative impact on its growth perspectives. Consequently, our results could be adversely affected.

In the recent past, Petrobras’ practice has been not to immediately reflect the volatility of international prices of oil and its derivatives in the Brazilian market, due in part to perceived efforts to curb inflation. We cannot guarantee that this practice will continue, particularly in light of the Lava Jato investigation, and the cash flow constraints of Petrobras, which could result in changes to Petrobras’ pricing policy.

Intense competition is generally inherent to distribution markets, including the LPG, the fuel distribution and the retail pharmacy markets and may affect our operating margins.

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

The Brazilian fuel distribution market is highly competitive in both retail and wholesale segments. Petrobras, our supplier of oil-derivative products, and other major companies with significant resources participate in the Brazilian fuel distribution market. Intense competition in the fuel distribution market could lead to lower sales volumes and increased marketing expenses which may have a material adverse effect on our operating margins. See “Item 4.B. Information on the Company — Business Overview — Fuel Distribution — Industry and Regulatory Overview — The role of Petrobras” and “Item 4.B. Information on the Company — Business Overview — Fuel Distribution — Ipiranga — Competition.” In addition, a number of small local and regional distributors entered the Brazilian fuel distribution market in the late 1990’s, after the market was deregulated, which further increased competition in such market.

In addition, the Brazilian drugstore market is highly competitive. Extrafarma competes with national, regional and local drugstore chains, independent drugstores, phone marketing services, direct marketing companies, prescription-only pharmacies, internet purveyors of pharmaceutical and beauty products, and other retailers such as supermarkets, beauty products stores and convenience stores. In addition, new retailers may enter the market and compete with us. Competition in the retail pharmacy market is shaped by a variety of factors, such as location, range of products, advertising, commercial practices, price, quality of services and strength of brand name, among others. If we are unable to anticipate, predict and meet the preferences of our customers, we may lose revenues and market share to our competitors.

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

LPG competes with alternative sources of energy, such as natural gas, wood, diesel, fuel oil and electricity. Natural gas is currently the principal source of energy against which we compete. Natural gas is currently less expensive than LPG for industrial consumers who purchase large volumes, but more expensive for the vast majority of residential consumers. Changes in relative prices or the development of alternative sources of energy in the future may adversely affect the LPG market and consequently our business, financial results and results of operations. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Competition.”

Ethylene, the principal raw material used in our petrochemical operations, comes from limited supply sources. Any reduction in the supply of ethylene would have an immediate impact on Oxiteno’s production and results of operations.

All second generation petrochemical producers in Brazil that use ethylene as their key raw material, including Oxiteno, our subsidiary involved in the production and sale of chemical and petrochemical products, purchase ethylene from Brazilian suppliers. Approximately 3% of our net revenue from sales and services were derived from the sale of chemical products that require ethylene in 2014. Oxiteno purchases ethylene from two of Brazil’s three naphtha cracker units, which are the sole sources of ethylene in Brazil. Pursuant to long-term contracts, Braskem supplies all of our ethylene requirements at our plants located at Camaçari and at Mauá. For more detailed information about these contracts see “Item 5.F. Operating and Financial Review and Prospects — Tabular Disclosure of Contractual Obligations.” Given its characteristics, ethylene is difficult and expensive to store and transport, and cannot be easily imported to Brazil. Therefore, Oxiteno is almost totally dependent on ethylene produced at Braskem for its supply. For the year ended December 31, 2014, Brazil’s ethylene imports totaled 4,402 tons, representing 0.11% of Brazil’s installed capacity.

Due to ethylene’s chemical characteristics, Oxiteno does not store any quantity of ethylene, and reductions or interruptions in supply from Braskem would have an immediate impact on our production and results of operations. In August 2011, we concluded the expansion of the ethylene oxide unit in Camaçari, adding 90 thousand tons per year to its production capacity. We have agreed with Braskem on an additional ethylene supply, which commenced after this expansion was completed. See “Item 4.A. Information on the Company — History and Development of the Company — Investments.” If we further expand our production capacity, there is no assurance that we will be able to obtain additional ethylene from Braskem. In addition, Petrobras is the principal supplier of naphtha to crackers in Brazil, and any interruption in the supply of naphtha from Petrobras to the crackers could adversely impact their ability to supply ethylene to Oxiteno.

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

The ethylene used in the chemical and petrochemical industries can be obtained either from ethane, which is derived from natural gas, or naphtha, which is derived from oil. During the last few years, naphtha-based ethylene has been more expensive than natural gas-based ethylene, as oil prices have been higher than those of natural gas. The discovery of new shale gas reserves in North America and improvements in the technology to extract natural gas from shale gas have intensified the difference between naphtha- and natural gas-based ethylene prices. Most of the ethylene produced in Brazil is derived from naphtha. As Oxiteno competes in the Brazilian market largely with imported products, lowering feedstock costs of international players could affect the competitiveness of Oxiteno, which could materially affect our results.

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

Our financial and operational performance may be negatively affected by regulatory, political, economic and social conditions in countries in which we have operations or projects. In some of these jurisdictions, we are exposed to various risks such as potential renegotiation, nullification or forced modification of existing contracts, expropriation or nationalization of property, foreign exchange controls, changes in local laws, regulations and policies and political instability. We also face the risk of having to submit to the jurisdiction of a foreign court or arbitration panel or having to enforce a judgment against a sovereign nation within its own territory.

Actual or potential political or social changes and changes in economic policy may undermine investor confidence, which may hamper investment and thereby reduce economic growth, and otherwise may adversely affect the economic and other conditions under which we operate in ways that could have a materially negative effect on our business.

We may be adversely affected by changes to specific laws and regulations in our operating sectors.

We are subject to extensive federal and state legislation and regulation by government agencies and sector associations in the industries we operate. Rules related to quality of products, days of product storage, staff working hours, among others, may become more stringent or be amended overtime, and require new investments or the increase in expenses to adequate our operations. Changes in specific laws and regulations in the sectors we operate may adversely affect the conditions under which we operate in ways that could have a materially negative effect on our business and our results.

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

In 2007, a legislation entitled REACH (Registration Evaluation Authorization of Chemicals) was established by the European Union, focusing on controlling the production, imports and utilization of chemical products in the region. According to REACH, all the chemical products sold in the European Economic Area (“EEA”) must be registered, through the submission of information regarding properties, uses and safety of each product that will be analyzed by the European Regulatory Agency. In 2014, 2% of the volume sold by Oxiteno was exported to this region. Oxiteno is in compliance with the current legislative requirements for the products it currently exports in the EEA. As REACH is now an established regulation and has been well accepted by multilateral trade organizations, such as the World Trade Organization, it is possible that other countries may adopt similar procedures in the future. We cannot guarantee the effect that amendments to this new legislation could have on any product we export to the EEA, or whether similar legislation will come into force in other regions.

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

The operations we perform at our plants involve safety risks and other operating risks, including the handling, production, storage and transportation of highly inflammable, explosive and toxic materials. These risks could result in personal injury and death, severe damage to or destruction of property and equipment and environmental damage. A sufficiently large accident at one of our plants, service stations or storage facilities could force us to suspend our operations in the local temporarily and result in significant remediation costs, loss of revenues and contingent liabilities. In addition, insurance proceeds may not be available on a timely basis and may be insufficient to cover all losses. Equipment breakdowns, natural disasters and delays in obtaining imports or required replacement parts or equipment can also affect our manufacturing operations and consequently our results from operations.

For example, in April 2015, Ultracargo storage facilities in Santos, in the State of São Paulo, suffered a nine-day fire that spread to six storage tanks before being extinguished. The fire did not result in any casualties and its cause and impacts are still being investigated, including the extent of operational losses, damage to assets, potential environmental and other liabilities and reputational harm. While this inquiry remains ongoing, it is uncertain the degree to which this fire will have an impact on our results of operations. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments — Ultracargo-Fire accident in Santos.”

Our insurance coverage may be insufficient to cover losses that we might incur.

The operation of any chemical manufacturing plant and the specialized distribution and retail, as well as the operations of logistics of oil, chemical products, LPG, fuel and pharmaceuticals distribution involve substantial risks of property damage and personal injury and may result in material costs and liabilities. Although we believe that current insurance levels are adequate, the occurrence of losses or other liabilities that are not covered by insurance or that exceed the limits of our insurance coverage could result in significant unexpected additional costs.

The suspension, cancellation or non-renewal of certain federal tax benefits may adversely affect our results of operations.

We are entitled to federal tax benefits providing for income tax exemption or reduction for our activities in the northeast region of Brazil. These benefits have defined terms and may be cancelled or suspended at any time if we distribute to our shareholders the amount of income tax that was not paid as a consequence of tax benefits or if the relevant tax authorities decide to suspend or cancel our benefits. As a result, we may become liable for the payment of related taxes at the full tax rates. If we are not able to renew such benefits, if we are only able to renew them under terms that are substantially less favorable than expected, or if these benefits are cancelled or suspended, our results of operations may be adversely affected. Income tax exemptions amounted to R$63.4 million and R$52.8 million, respectively, for the years ended December 31, 2014 and 2013. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Income tax exemption status,” “Item 4.B. Information on the Company — Business Overview — Petrochemicals and Chemicals — Oxiteno — Income tax exemption status” and “Item 4.B. Information on the Company — Business Overview — Storage services for liquid bulk — Ultracargo — Income tax exemption status.”

Our founding family and part of our senior management, through their ownership interest in Ultra S.A., own a significant portion of our shares and may influence the management, direction and policies of Ultrapar, including the outcome of any matter submitted to a vote of shareholders.

Although there is no controlling shareholder of Ultrapar, our founding family and part of our senior management, through their ownership interest in Ultra S.A., beneficially own 22% of our outstanding common stock. These individuals are party to a shareholders’ agreement executed on February 24, 2014. See “Item 4.A. Information on the Company — History and Development of the Company” and “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders — Shareholders’ Agreements.” Accordingly, these shareholders, acting together through Ultra S.A., may exercise significant influence over all matters requiring shareholder approval, including the election of our directors. Although our Board of Directors is responsible for nominating the slate of directors to be elected by our shareholders at our annual shareholders’ meetings, some of the current members of our Board of Directors, who were elected at our April 15, 2015 meeting, are the same as those who previously served as members of our Board of Directors elected by Ultra S.A. on April 27, 2011, which, at that time, held approximately 66% of our voting shares.

No single shareholder or group of shareholders holds more than 50% of our capital stock, which may increase the opportunity for alliances between shareholders and other events that may occur as a result thereof.

No single shareholder or group of shareholders holds more than 50% of our capital stock. Due to the absence of a controlling shareholder, we may be subject to future alliances or agreements between our shareholders, which may result in the exercise of a relevant influence over our Company by them. In the event a controlling group is formed and decides to exercise its influence over our Company, we may be subject to unexpected changes in our corporate governance and strategies, including the replacement of key executive officers. Any unexpected change in our management team, business policy or strategy, any dispute between our shareholders, or any attempt to acquire control of our Company may have an adverse impact on us. The term of office of our current members of our Board of Directors will expire in the annual general shareholders’ meeting to be held in 2017.

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

As a result of the significant acquisitions of Ipiranga, União Terminais, Texaco, the Extrafarma Transaction, as well as other smaller acquisitions and possible future acquisitions, Ultrapar has assumed and may assume in the future certain liabilities related to the transactions and certain liabilities of the businesses acquired and all the risks related to those liabilities.

Ultrapar has assumed certain liabilities of the businesses acquired in the last years; therefore, certain existing financial obligations, legal liabilities or other known and unknown contingent liabilities or risks of the businesses acquired have become Ultrapar´s responsibility. Ultrapar may acquire new businesses in the future and, as a result, it may be subject to additional liabilities, obligations and risks. See “Item 4.A. Information on the Company — History and Development of the Company” for more information in connection with these acquisitions.

These liabilities may cause Ultrapar to be required to make payments, incur charges or take other actions that may adversely affect Ultrapar’s financial position and results of operations and the price of Ultrapar’s shares.

In February 2014, we started operating in the retail pharmacy business, a new business unit in which we have limited experience and that could subject us to additional and unknown business and operating risks.

In February, 2014 we entered the retail pharmacy business through an association agreement with Extrafarma, a Brazilian drugstore chain. Prior to this transaction, we were not involved in the drugstore business. The drugstore business is complex and involves assets and operations in which we have limited operating experience. Our ability to succeed in this new business unit will depend upon our ability to address and overcome limitations in our experience. The difficulties of integrating new business activities with our existing operations include, among other things, operating distinct business segments that require different operating strategies and different managerial expertise, necessity of coordinating organization systems and facilities in different locations and integrating personnel with diverse backgrounds and organizational cultures. Failure to overcome these limitations and difficulties may have an adverse effect on our business, financial condition and results of operations.

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

Moreover, personnel are a key success factor in the retail pharmacy business, and we may be adversely affected if we are unable to hire, train or retain employees. Our business strategy will require the opening of new drugstores, heightening the need to hire, train and retain employees. Failure to do so may impair the process of opening new stores and our operating and financial results. Additionally, a shortage of pharmacists in Brazil as a result of continued robust market growth may result in increased wages or limit our ability to retain or recruit new pharmacists and, consequently, limit our ability to open new drugstores in the long term.

Other risks associated with the opening of new drugstores include (i) entry of new competitors in the retail pharmacy business, (ii) limited knowledge about the new regions where we may open new drugstores and (iii) decrease in demand for our products as a result of restrictions in consumer spending or other factors. Any of these risks could adversely affect our ability to implement our organic growth strategy with respect to Extrafarma and, therefore, our business and operating and financial results. This could lead to our failure to meet the expectations of investors and to meet our goals for the operating and financial results of our drugstore business.

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

Brazilian president Dilma Rousseff was reelected for a second four year term in October 2014, which began in January 2015. Uncertainty regarding future policies and appointments to influential governmental positions following the reelection as well as ongoing investigations into allegations of corruption in state-controlled enterprises or otherwise may also affect the confidence of investors and the general public. In addition, widescale protests throughout Brazil have called for the impeachment of Dilma Rousseff. Any of these factors may have an adverse impact on the Brazilian economy, our business, financial condition, results of operations and the market price of our ADSs and shares.

Inflation and certain governmental measures to curb inflation may contribute significantly to economic uncertainty in Brazil and could harm our business and the market value of the ADSs and our shares.

In the past, Brazil has experienced extremely high rates of inflation. Inflation and some of the Brazilian government’s measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy. Since the introduction of the Real in 1994, Brazil’s inflation rate has been substantially lower than that in previous periods. However, during the last several years, the economy has experienced increasing inflation rates and actions taken in an effort to curb inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. According to the Índice Geral de Preços-Mercado, or IGP-M, an inflation index, the Brazilian general price inflation rates were inflation of 3.7% in 2014, 5.5% in 2013, 7.8% in 2012, 5.1% in 2011 and 11.3% in 2010. From January 2015 to March 2015, IGP-M index was 2.0%. According to the Índice Nacional de Preços ao Consumidor Amplo, or IPCA, an inflation index to which Brazilian government’s inflation targets are linked, inflation in Brazil was 6.4% in 2014, 5.9% in 2013, 5.8% in 2012, 6.5% in 2011 and 5.9% in 2010.

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

In 2010, the effects of the strong economic growth in Brazil, together with the public offering of shares of Petrobras in the third quarter, resulted in a record of foreign investments inflow to Brazil, contributing to a 4% appreciation of the Real against the U.S. dollar. In 2011, the unstable international economic environment, as a consequence of the European crisis, contributed to a 13% depreciation of the Real against the U.S. dollar for the year. In 2012, the effects of the lower economic growth, the lower interest rate and the unstable international environment contributed to a 9% depreciation of the Real against the U.S. dollar. In 2013, the Real depreciated 15% against the U.S. dollar due to the performance of the Brazilian economy, the economic rebound of the United States and the economic instability in the international markets. In 2014, despite the weak performance of the Brazilian economy, and the recovery of the North American economy, the Real remained relatively stable against the dollar until September, when started to devalue, closing the year with a depreciation of 13%. From December 31, 2014 to April 17, 2015 the Real depreciated by 15% against the U.S. dollar. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates.”

There are no guarantees that the exchange rate between the Real and the U.S. dollar will stabilize at current levels. Although we have contracted hedging instruments with respect to our existing U.S. dollar debt obligations, in order to reduce our exposure to fluctuations in the dollar/Real exchange rate, we cannot guarantee that such instruments will be adequate to protect us fully against further devaluation of the Real, and we could in the future experience monetary losses as a result. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk” for information about our foreign exchange risk hedging policy.

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

Although a large part of our sales is denominated in Reais, prices and certain costs in the chemical business (including but not limited to ethylene and palm kernel oil, purchased by our subsidiary Oxiteno) are benchmarked to prices prevailing in the international markets. Therefore, we are exposed to foreign exchange rate risks that could materially adversely affect our business, financial condition and results of operations as well as our capacity to service our debt.

See “Item 11. Quantitative and Qualitative Disclosure about Market Risk.”

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

We are a Company incorporated under the laws of Brazil. All members of our Board of Directors, executive officers and experts named in this annual report are residents of Brazil or have business address in Brazil. All or a substantial part of the assets pertaining to these individuals and to Ultrapar are located outside the United States. As a result, it is possible that investors may not be able to effect service of process upon these individuals or us in the United States or other jurisdictions outside Brazil, or enforce judgments against us or these other persons obtained in the United States or other jurisdictions outside Brazil, including for civil liability based upon United States federal securities laws or otherwise. In addition, because judgments of United States courts for civil liabilities based upon the United States federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests in the case of actions against us or our board of directors or executive officers than would shareholders of a United States corporation.

Risks Relating to the Shares and the American Depositary Shares

Asserting limited voting rights as a holder of ADSs may prove more difficult than for holders of our common shares.

Under Brazilian Corporate Law, only shareholders registered as such in our corporate books may attend shareholders’ meetings. All common shares underlying the ADSs are registered in the name of the depositary bank. A holder of ADSs, accordingly, is not entitled to attend shareholders’ meetings. A holder of ADSs is entitled to instruct the depositary bank as to how to exercise the voting rights of its common shares underlying the ADSs in accordance with procedures provided for in the Deposit Agreement, but a holder of ADSs will not be able to vote directly at a shareholders’ meeting or appoint a proxy to do so. In addition, a holder of ADSs may not have sufficient or reasonable time to provide such voting instructions to the depositary bank in accordance with the mechanisms set forth in the Deposit Agreement and custody agreement, and the depositary bank will not be held liable for failure to deliver any voting instructions to such holders.

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

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may limit your ability to sell the shares underlying your ADSs at the price and time at which you wish to do so. The BM&FBOVESPA, the only Brazilian stock exchange, had a market capitalization of US$0.8 trillion as of December 31, 2014 and an average monthly trading volume of US$64 billion for 2014. In comparison, the NYSE had a market capitalization of US$19.4 trillion as of December 31, 2014 and an average monthly trading volume of US$0.9 trillion for 2014.

There is also a large concentration in the Brazilian securities market. The ten largest companies in terms of market capitalization represented 51% of the aggregate market capitalization of the BM&FBOVESPA as of December 31, 2014. The top ten stocks in terms of trading volume accounted for approximately 45% of all shares traded on the BM&FBOVESPA in 2014. Ultrapar’s average daily trading volume on both stock exchanges in 2014, 2013 and 2012 was R$88.6 million, R$69.9 million and R$55.5 million, respectively.

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

Shareholders of Ultra S.A., which own 22% of our outstanding shares, have the right to exchange their shares of Ultra S.A. for shares of Ultrapar and freely trade them in the market as more fully described under “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders — Shareholders’ Agreements.” Other shareholders, who may freely sell their respective shares, hold a substantial portion of our remaining shares. A sale of a significant number of shares could negatively affect the market value of the shares and ADSs. The market price of our shares and the ADSs could drop significantly if the holders of shares or the ADSs sell them or the market perceives that they intend to sell them.

There may be adverse U.S. federal income tax consequences to U.S. shareholders if we are or become a PFIC under the U.S. Internal Revenue Code.

If we were characterized as a PFIC, in any year during which a U.S. Holder holds shares or ADSs, certain adverse U.S. federal tax income consequences could apply to that person. Based on the manner in which we currently operate our business, the projected composition of our income and valuation of our assets, and the current interpretation of the PFIC rules, we do not believe that we were a PFIC in 2014 and we do not expect to be a PFIC in the foreseeable future. However, because PFIC classification is a factual determination made annually and is subject to change and differing interpretations, there can be no assurance that we will not be considered a PFIC for the current taxable year or any subsequent taxable year. U.S. Holders should carefully read “Item 10.E. Additional Information — Taxation — U.S. Federal Income Tax Considerations” for a description of the PFIC rules and consult their own tax advisors regarding the likelihood and consequences if we were treated as a PFIC for U.S. federal income tax purposes.

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

In August 2006, Oxiteno opened its first commercial office outside Brazil, in Buenos Aires, Argentina — Oxiteno Argentina S.R.L.

In April 2007, Ultrapar acquired the control of the Southern Distribution Business, EMCA and a one-third stake in RPR, in connection with the acquisition of the Ipiranga Group. Following the acquisition, Ultrapar, which was already the largest LPG distributor in Brazil, became the second largest fuel distributor in Brazil, with a 14% market share in 2007. Entering fuel distribution business was a natural extension of LPG distribution as it has similar profitability drivers: logistics efficiency, management of a resellers network and leveraging a renowned brand. The rationale for the acquisition also included the attractive growth prospects of the fuel distribution business in light of increased fuel consumption in Brazil in the recent past, principally due to increased national income, greater availability of credit and reducing unfair competitive practices, which caused the grey market to decline in relation to the formal market. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Ipiranga Group.”

In April 2007, Ultrapar acquired the sulfate and sulfonate assets of Unión Química S.A. de C.V., in San Juan del Río, Mexico through its subsidiary Oxiteno Mexico. The investment for this acquisition totaled US$4.0 million and was financed entirely by Oxiteno Mexico in the local market.

In September 2007, Oxiteno acquired Arch Andina, a subsidiary of the U.S. company Arch Chemicals, Inc. At such time, Arch Andina was the sole producer of ethoxylates in Venezuela, which had been the only ethylene oxide producing country in Latin America where Oxiteno did not have operations. This acquisition was consistent with the company’s growth and expansion strategy in Latin America. The amount paid for the acquisition was US$7.6 million. The company was renamed Oxiteno Andina. Also in September 2007, Oxiteno announced the opening of a sales office in the United States. The company intended to leverage its position in the American market, particularly with respect to specialty chemicals.

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

In August 2008, Ultrapar announced that its subsidiary SBP entered into a sale and purchase agreement with Chevron for the acquisition of 100% of the shares of CBL and Galena. In March 2009, Ultrapar completed the acquisition and paid R$1,106 million to Chevron, in addition to a US$38 million deposit that it had made to Chevron in August 2008. In August 2009, Ultrapar also paid R$162 million related to the working capital adjustment as set forth in the sale and purchase agreement. Texaco marketed fuel throughout Brazil, except for the state of Roraima, through a network of more than two thousand service stations and directly to large clients, supported by a logistics infrastructure with 48 distribution terminals. Texaco’s acquisition was part of Ultrapar’s strategy to increase its operational scale in the fuel distribution business and to expand its operations to the Midwest, Northeast and North regions of Brazil. The combination with Texaco created a nationwide fuel distribution business, strengthening its competitiveness through a larger operational scale. The addition of Texaco allowed, for example, improved efficiency and competitiveness in the distribution and sales processes, dilution of advertising, marketing and product development expenses and gains of scale in administrative functions. Additionally, Texaco’s acquisition led to Ultrapar geographical expansion in the sector, allowing the company to operate in regions with consumption growth above the national average, and brought new commercial opportunities arising from the national coverage. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Texaco.”

In August 2008, Ultrapar announced the execution of a supply contract between Oxiteno and Quattor for the supply of ethylene to the Mauá unit, in the state of São Paulo, effective through 2023. The long-term contract establishes the ethylene supply conditions, referenced on the international market. The volume contracted allowed the increase of at least 30% in the ethylene oxide production compared to 2007. At the same time, Oxiteno sold the equity interest it owned in Quattor, equivalent to 2,803,365 shares, for R$46 million.

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

In December 2009, Ultrapar, through Ultracargo, paid R$44 million for the acquisition of Puma Storage do Brasil Ltda., a storage terminal for liquid bulk with 83 thousand cubic meters capacity located at the port of Suape, in the state of Pernambuco. This acquisition strengthened Ultracargo’s position in the region of the port of Suape, enhanced its operational scale and represented another step in Ultracargo’s strategy of strengthening its position as an important provider of storage for liquid bulk in Brazil.

In March 2010, Ultrapar entered into a sale and purchase agreement to sell Ultracargo’s in-house logistics, solid bulk storage and road transportation businesses for R$82 million. In July 2010, the sale closed with the transfer of shares of Armazéns Gerais e Transportes Ltda. and Petrolog Serviços e Armazéns Gerais Ltda. to Aqces Logística Internacional Ltda. This transaction allowed Ultracargo to focus exclusively on its liquid bulk storage business, a segment in which it has a leadership position.

In August 2010, Oxiteno concluded the expansion of the ethoxylate unit at Camaçari, which added 70 thousand tons per year to its production capacity. With this expansion, Oxiteno consolidated its position as the world’s second largest ethoxylate producer.

In October 2010, Ultrapar, through Ipiranga, entered into a sale and purchase agreement for the acquisition of 100% of the shares of DNP. The total value of the acquisition was R$73 million. DNP distributed fuels in the states of Amazonas, Rondônia, Roraima, Acre, Pará and Mato Grosso through a network of 110 service stations, with 4% market share in 2009 in the North of Brazil, and was the fourth largest fuel distributor in this geographic area. In 2009, the combined volume of diesel, gasoline and ethanol sold by DNP totaled approximately 260 thousand cubic meters, with EBITDA of R$17 million. This transaction reinforced the strategy of expansion, initiated with the acquisition of Texaco, to the Midwest, Northeast and North regions of Brazil.

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

In May 2012, Oxiteno opened a commercial office in Shanghai, China — Oxiteno Shanghai Trading LTD.

In July 2012, Ultracargo acquired Temmar from Temmar Netherlands B.V. and Noble Netherlands B.V., subsidiaries of Noble Group Limited for R$68 million, in addition to the assumption of net debt in the amount of R$91 million. In December 2013, in order to simplify our corporate structure, the subsidiary Temmar was merged into Tequimar. Temmar owned a terminal in the port of Itaqui, which added 55 thousand cubic meters to Ultracargo’s capacity. In addition, Ultrapar will disburse a minimum additional amount of R$12 million, which may reach approximately R$30 million as a result of possible future expansions in the storage capacity of the terminal, provided that such expansions are implemented within the following seven years after the acquisition. The port of Itaqui has a strategic location and efficient logistics, which includes access to railways, and is responsible for supplying the fuel market in the states of Maranhão, Piauí and Tocantins, where fuel consumption has been growing above the national average. This acquisition marked the entry of Ultracargo in this important market and enhanced its operational scale, strengthening its position as a provider of storage for liquid bulk in Brazil and adding 8% to the company’s storage capacity.

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

In November 2012, Ipiranga entered the segment of electronic payment for tolls, parking and fuels through ConectCar. This initiative was driven by new rules implemented in 2012 to incentivize competition in this segment and combines the experience and complementarity of its partners, each with a 50% interest in the company. ConectCar fits into Ipiranga’s strategy of differentiation, offering more products and services in its service station network focused on convenience and practicality, generating benefits for its clients, retailers and for the company itself. ConectCar started operations in April 2013 and operates in markets that have strong growth perspectives.

In May 2013, Ultracargo concluded an expansion in the terminal of Aratu, adding 22 thousand cubic meters, and in the terminal of Santos, adding 4 thousand cubic meters, totaling 26 thousand cubic meters of additional storage capacity.

In September 2013, we announced that we entered into an association agreement with Extrafarma, one of Brazil’s top ten drugstore chains, marking our entry in the retail pharmacy business. In January 2014, at a shareholders’ meeting attended by shareholders holding 74.0% of our total capital, 99.8% of present shareholders approved a merger of shares of Extrafarma and our Company, pursuant to which

Extrafarma became our wholly-owned subsidiary and Extrafarma former shareholders became shareholders of Ultrapar. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments — Description of the Extrafarma Transaction” and “Exhibit 4.17 – Summary of the Association and Other Covenants Agreement, dated September 30, 2013.”

In January 2014, the subsidiary IPP renegotiated all of its loans with Banco do Brasil that would mature in 2014, in the principal amount of R$909.5 million, to extend their maturity dates to January 2017, and changed their respective interest rates to floating interest rate of 105.5% of CDI. Also in January 2014, the subsidiary Oxiteno Overseas renegotiated a foreign loan in the amount of US$60 million to extend its maturity to January 2017.

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

Structure of the Extrafarma Transaction. Ultrapar acquired from the former seven shareholders of Extrafarma (who are the heirs of Extrafarma’s founder) all of the shares of Extrafarma in exchange for 12,021,100 newly issued shares of Ultrapar, in accordance with Art. 252 of Brazilian Corporate Law, increasing our issued share capital to 556,405,096 shares. In addition, as a mechanism for possible adjustments related to contingencies whose triggering events occurred prior to the closing of the transaction, we issued subscription warrants to the former Extrafarma shareholders that, if exercised , could potentially lead to the issuance of up to 4,007,031 shares in the future, subject to adjustment based on numerous factors. Of the total possible shares that could be issued to the former Extrafarma shareholders upon exercise of the subscription warrants, Extrafarma’s shareholders could receive up to 801,409 additional shares based on working capital adjustments and 3,205,622 shares based on absence of indemnification obligations.

On June 30, 2014, after assessing Extrafarma’s working capital and indebtedness, we have determined that the subscription warrants related to working capital will not be exercised by the former shareholders of Extrafarma and, accordingly, we have reversed the full provision for the issuance of 801,409 shares related to such warrants, corresponding to R$42.1 million. In addition, we also recorded R$12.2 million in receivables under “other receivables” in current assets as of December 31, 2014 to reflect additional amounts payable to us by the former Extrafarma shareholders. The indemnification subscription warrants may still be exercised beginning in 2020, the value of which will be determined based on variations to provisions for fiscal, civil and labor risks and contingent liabilities related to the period prior to January 31, 2014. See Note 3.a to our consolidated financial statements and “Item 18. Financial Statements” for further information on the Extrafarma Transaction, including information on the business combination and goodwill, and “Exhibit 4.18. — Protocol and Justification of Incorporação de Ações (merger of shares).”

Ultrapar’s 12,021,100 shares issued and transferred to the former shareholders of Extrafarma are subject to lock-up agreements and become available for trading in phases: 33.5% immediately available for trading after the Closing, 8.3% became available in February 2015 and the remaining shares to be unlocked in four annual tranches of 8.3%, with a final tranche of 25% to be unlocked in the sixth year after the Closing.

Extrafarma became a wholly-owned subsidiary of Ultrapar, and the former shareholders of Extrafarma became long-term shareholders of Ultrapar, which we believe evidences their confidence in the growth potential of the sector and in the project to be developed by Ultrapar and Extrafarma. Mr. Paulo Correa Lazera, Extrafarma’s shareholder and CEO, is in charge of our retail pharmacy business as its Chief Operating Officer and became a member of Ultrapar’s executive board. See “Item 6.A. Directors, Senior Management and Employees — Directors and Senior Management.”

Recent Developments

Renegotiation of financing

In March 2015, the subsidiary IPP entered into a foreign loan agreement in the amount of US$70 million, due in March 2017 and bearing interest of 2.0% p.a., paid semiannually. IPP contracted hedging instrument with floating interest rate in U.S dollar and exchange rate variation, changing the foreign loan charge to 99.5% of CDI.

Issue of debentures

In February 2015, Ultrapar made its fifth issuance of debentures in single series of 80,000 simple, nonconvertible into shares, approved, nominative and registered debentures, with unit par value of R$10,000.00, maturing three years from the date of issue (payment of the par value in a lump sum at final maturity) and accruing interest at a rate of 108.25% of CDI.

Ultracargo – Fire accident in Santos

On April 2, 2015, part of the storage facilities operated by Ultracargo in Santos, in the state of São Paulo, endured a nine-day fire that spread to six ethanol and gasoline tanks. The six tanks represented 4% of Ultracargo’s overall capacity in Brazil as of December 31, 2014. There were no casualties and the cause of such accident and its impacts are still being investigated, including the extent of operational losses, damage to assets, potential environmental and other liabilities and reputational harm. We maintain insurance policies to cover certain risks to which we are exposed. See “Item 4.B. Business Overview – Insurance”.

On April 9, 2015, the Santos municipal government suspended Ultracargo’s activities in that city. Ultracargo’s operations in Santos comprise two separate areas. On April 27, 2015, the authorization granted by the municipal government to Ultracargo to resume operations in the area not affected by the accident was published at the Santos Official Gazette (Diário Oficial de Santos). The still suspended operations correspond to 185 thousand cubic meters capacity, or 22.5% of Ultracargo’s overall capacity in Brazil.

Until the date of this annual report, the state environmental agency, Companhia de Tecnologia de Saneamento Ambiental (CETESB) and the Santos municipal government had imposed fines on Ultracargo in connection with such event, totaling R$25 million. Part of this amount can be contested by Ultracargo. Ultracargo is currently conducting the preliminary assessments of the impacts of such accident that are not covered by our insurance policies.

Investments

We have made substantial investments in our operations over the last three fiscal years. At Ultragaz, we have invested in (i) small bulk LPG distribution (UltraSystem); (ii) the purchase and renewal of LPG bottles and tanks; and (iii) the strengthening and restructuring of our distribution logistics. We have also invested in the consolidation of our national coverage over the past three years. Investments at Ipiranga have been directed to (i) the expansion of the Ipiranga network of service stations, convenience stores and lubricant service shops, (ii) the expansion of its logistics infrastructure to support the growing demand, and (iii) the maintenance of its operations. Oxiteno has invested in (i) the expansion of production capacity, mainly for specialty chemicals in Brazil and Mexico, and the commencement of operations in the United States, (ii) the modernization of its industrial plants and (iii) the development of new products. Ultracargo has invested in the expansion and maintenance of its storage facilities in response to strong demand for logistics infrastructure in Brazil, including investments in capacity expansions at the Aratu and Santos terminals. In 2014, Extrafarma invested in the opening of new stores, maintenance and the construction of a new distribution center in the state of Ceará. See “Item 4.A. Information on the Company — History and Development of the Company.” We have also invested in information technology at all our businesses for integrating processes, improving the quality of information, decreasing the response time in decision-making and improving our services.

The following table shows our organic investments (see definition in note 3 below) for the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012
	(in millions of Reais)
Ipiranga	810.0	758.3	914.0
Oxiteno	113.9	139.3	114.8
Ultragaz	180.5	150.9	157.1
Ultracargo	26.4	37.4	82.0
Extrafarma	57.1	—	—
Others(1)	27.8	15.6	14.8

Total – additions to property, plant, equipment and intangible assets	1,215.7	1,101.5	1,282.7
Financing and bonuses to our resellers(2)	4.6	(12.2)	27.6
Total organic investments(3), net of disposals	1,220.3	1,089.4	1,310.3

(1)	Includes mainly capital expenditures related to corporate information technology and headquarters’ building maintenance.
(2)	Financing and bonuses to our resellers, net of repayments. Bonuses are lump sum payments made by distributors to resellers. Resellers typically use these payments to improve their facilities or to invest in working capital. Financing for clients is included under working capital in the cash flow statement and bonuses are included under intangible assets.
(3)	Organic investments consist of acquisitions of property, plant and equipment and intangible assets and financing and repayments to resellers, and do not include investments in acquisitions of subsidiaries and interest in other companies neither capital increases in joint ventures and associates.

In 2014, Ultrapar maintained its investment strategy focused on the continued growth of scale and competitiveness, better serving an increasing number of customers. Investments, net of disposals, totaled R$1,220 million in organic investments, R$720 million in the acquisition of Extrafarma and R$28 million of investments in ConectCar. At Ipiranga, R$815 million were invested as follows (i) R$354 million in the expansion of its service stations network (through the conversion of service stations and the opening of new ones) and am/pm and Jet Oil franchises, focused on the Midwest, Northeast and North regions of Brazil, (ii) R$67 million in the expansion of its logistics infrastructure to support the growing demand, through the construction and expansion of logistics facilities, (iii) R$73 million in the modernization of its operations, mainly in the logistics facilities and information systems and (iv) R$321 million in maintenance of its activities, mainly in the renewal of contracts of its distribution network and the renovation of service stations. Out of the total amount invested, R$810 million were related to property, plant, equipment and intangible assets and R$5 million were related to the financing to clients, net of repayments. For Oxiteno, the total investments in 2014 amounted to R$114 million, mainly in continuing the expansion of its production capacity in Coatzacoalcos, Mexico, as well as in the maintenance of its production facilities. At Ultragaz, R$181 million were invested, directed mainly to new customers of the bulk segment, renewal of LPG bottles and maintenance of the bottling facilities, plus R$10 million for the construction of a new bottling facility in São Luís (MA). In 2014, Ultracargo invested R$26 million, mainly directed towards modernization and maintenance of terminals. Extrafarma invested R$57 million in the opening of new stores, maintenance and the construction of a new distribution center in the state of Ceará.

Ultrapar’s investment plan for 2015, approved by the Board of Directors, excluding acquisitions, amounts to R$1,418 million, which demonstrates our continued belief that there exist good opportunities to grow through increased scale and productivity gains, as well as modernization of existing operations. Out of the total, R$922 million will be invested by Ipiranga and will be divided up accordingly: (i) R$357 million to maintain the pace of expansion of its distribution network (through the conversion of unbranded service stations and the opening of new ones) and of am/pm and Jet Oil franchises, focused on the Midwest, Northeast and North regions of Brazil, and in new distribution centers to supply the convenience stores, (ii) R$75 million in the expansion of its logistics infrastructure to support the growing demand, mainly through the construction of logistics facilities, and (iii) R$142 million in modernization, mainly in logistics facilities and IT systems and (iv) R$348 million in the maintenance of its activities, mainly in the renewal of contracts of its distribution network and the renovation of service stations. Oxiteno plans to invest R$121 million primarily in the maintenance of its production plants. Ultragaz plans to invest R$187 million to capture new customers in the bulk segment, and in the construction, expansion and maintenance of bottling facilities. Ultracargo plans to invest R$49 million, especially in the modernization, adjustment and maintenance of the infrastructure of its existing terminals and in the potential expansion of the Itaqui terminal, which shall start operating in 2016. Finally, in Extrafarma R$112 million in investments are planned, mainly in the acceleration of new drugstore openings and in the maintenance of its activities.

Equity investments

The table below shows our equity investments (see definition in note 7 below) for the years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014		2013		2012
Ipiranga	28.5	(1)	23.3	(2)	4.1	(1)
Oxiteno	—		6.2	(3)	100.5	(4)
Ultragaz	—		—		—
Ultracargo	—		—		68.2	(5)
Acquisition of Extrafarma	719.9		—		—
Total equity investments(6)	748.4		29.5		172.8

(1)	Capital invested in ConectCar.
(2)	Capital invested in ConectCar (R$24.9 million), net of capital reduction in the affiliated Transportadora Sulbrasileira de Gás S.A. (R$1.5 million). See “Item 4.A. Information on the Company — History and Development of the Company.”
(3)	Working capital and net debt closing adjustments relating to the acquisition of American Chemical. See “Item 4.A. Information on the Company — History and Development of the Company.”
(4)	Investments made in connection with the acquisition of American Chemical, net of proceeds from the sale of Oxiteno’s catalyst production unit. See “Item 4.A. Information on the Company — History and Development of the Company.”
(5)	Investments made in connection with the acquisition of Temmar. See “Item 4.A. Information on the Company — History and Development of the Company.”
(6)	Equity investments consist of investments with acquisition of subsidiaries and interest in other companies and capital increases in joint ventures and associates.

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

With the acquisition of American Chemical in 2012, Oxiteno continued the expansion of its international activities, initiated in 2003 and based on its knowledge of the technology for the production and application of surfactants and specialty chemicals and on a strong relationship with its customers.

In November 2012, Ipiranga formed a joint venture to operate in the segment of electronic payment for tolls, parking and fuels — ConectCar. See “Item 4.A. Information on the Company — History and Development of the Company.”

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

Ultrapar is a Brazilian Company with more than 75 years of history, with leading positions in the markets in which it operates: specialized distribution and retail through Ultragaz, Ipiranga and Extrafarma, production of specialty chemicals through Oxiteno and liquid bulk storage services through Ultracargo. Ultragaz is the leader in LPG distribution in Brazil with a 23% market share in 2014 and one of the largest independent LPG distributors in the world in terms of volume sold. We deliver LPG to an estimated 11 million households using our vehicle fleet and a network of approximately 4,900 independent retailers in the bottled segment and to approximately 48 thousand customers in the bulk segment. Ipiranga is the second largest fuel distributor in Brazil, with a network of 7,056 service stations and a 21% market share in 2014. Oxiteno is one of the largest producers of ethylene oxide and its main derivatives in Latin America, a major producer of specialty chemicals and the sole producer of fatty-alcohols and related by-products in Latin America. Oxiteno has eleven industrial units in Brazil, Mexico, the United States, Uruguay and Venezuela and commercial offices in Argentina, Belgium, China and Colombia. Ultracargo has a leading position in its sector, being the largest provider of storage for liquid bulk in Brazil, with seven terminals and a storage capacity of 824 thousand cubic meters as of December 31, 2014. Extrafarma is one of the leading drugstore chains in Brazil, with operations in the North and Northeast of Brazil, with 223 drugstores and two distribution centers in December 2014. The Extrafarma Transaction closed on January 31, 2014 and, accordingly, Extrafarma’s results of operations were consolidated into Ultrapar’s results of operations as from February 1, 2014. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments — Description of the Extrafarma Transaction.”

The following chart simplifies our organizational structure as of the date hereof, showing our principal business units. For more detailed information about our current organizational structure, see “Item 4.C. Information on the Company — Organizational Structure.”

Our Strengths

Leading market positions across businesses

Ultragaz is the largest LPG distributor in Brazil. In 2014, Ultragaz’s national market share was 23%, serving approximately 11 million homes in the bottled segment and approximately 48 thousand customers in the bulk segment. For the year ended December 31, 2014, Ultragaz’s total volume of LPG sold was 1.7 million tons.

Ipiranga is the second largest fuel distributor in Brazil with a 21% market share in 2014, and a network of 7,056 service stations as of December 31, 2014. In addition to the service stations, Ipiranga’s network has more than 3 thousand am/pm convenience stores and Jet Oil franchises. In 2014, Ipiranga focused on its strategy of expansion to the North, Northeast and Midwest regions of Brazil, where the consumption growth rate has been above the national average and the market share of Ipiranga is lower than that in the South and Southeast. The implementation of Ipiranga’s business model in its service station network allows it to offer a broad range of products and services, which benefits consumers and resellers. The volume sold by Ipiranga in 2014 was 25.6 million cubic meters.

Oxiteno is the largest producer of ethylene oxide and its principal derivatives in Latin America as well as a major producer of specialty chemicals. Our chemical operations supply a broad range of market segments, particularly crop protection chemicals, food, cosmetics, leather, detergents, packaging for beverages, thread and polyester filaments, brake fluids, petroleum and coatings. For the year ended December 31, 2014, Oxiteno sold 780 thousand tons of chemical products. In Brazil, Oxiteno competes principally against imports.

Ultracargo is the largest provider of storage for liquid bulk in Brazil, with seven terminals and storage capacity of 824 thousand cubic meters as of December 31, 2014, with leading positions in the main ports in Brazil.

Extrafarma is one of the leading drugstore chains in the region where it operates, in the North and Northeast of Brazil, with 223 drugstores as of December 31, 2014.

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

Bottled LPG is an essential good, as it is mainly used for cooking, and, therefore, has a lower correlation with economic performance. Volume of fuels for light vehicles tends to grow linked to the number of light vehicles in Brazil. The Brazilian light vehicle fleet grew at approximately 6% to 8% per year during the last five years, despite the volatility in the economic growth during this period, leading to a similar level of growth in the volume of fuels for light vehicles. On the other hand, diesel, specialty chemicals and bulk LPG sales growth have been historically correlated to the performance of the Brazilian economy.

Highly efficient LPG distribution network

Ultragaz is the only LPG distributor in Brazil with an exclusive network of independent dealers. This network is constituted of approximately 4.9 thousand dealers who sell Ultragaz LPG bottles. This has enabled Ultragaz to control the quality and productivity of its dealers leading to a strong brand name recognition that we believe is associated with quality, safety and efficiency, and also to have frequent contact with LPG customers. In addition, Ultragaz was the first player to introduce LPG small bulk delivery in Brazil, with lower distribution costs than bottled distribution. Over the years, it has built a strong client base in this segment.

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

Flexibility across the petrochemical cycle

Oxiteno is the largest producer of ethylene oxide and its principal derivatives in Latin America. In 2014, 98% of its ethylene oxide production was used internally in the production of ethylene oxide derivatives, which can be classified in two groups: specialty and commodity chemicals. Oxiteno is a major producer of specialty chemicals, which have traditionally higher margins and less exposure to petrochemical cycles than commodity chemicals. Oxiteno has also been heavily investing in the development of products derived from renewable raw materials, such as those produced at its oleochemicals unit, aiming at reducing its dependence on oil-based feedstock and expanding its product portfolio.

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

Strong operational track record

Our Company has exhibited a solid operational track record. Our EBITDA presented an average compound annual growth of 20% from 1998 to 2014, in spite of the overall macroeconomic volatility in Brazil and in the world during this same period. See “Item 3.A. Key Information — Selected Consolidated Financial Data” for more information about EBITDA. Our net income attributable to shareholders of the Company presented average compound annual growth of 23% from 1998 to 2014.

Experienced management team

We are led by a strong and experienced management team with a proven track record in the LPG and fuel distribution, petrochemical and specialized logistics industries. Our senior management team possesses on average almost 20 years of experience in the Company.

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

Continuously improve cost and capital efficiency in the LPG and fuel distribution

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

Ipiranga’s Posto Ecoeficiente project (Eco-Efficient service station) is one of the initiatives that reflect this strategy. This project offers solutions in the construction and operation of service stations intended to improve the use of resources such as water and electricity and to reduce waste and residues, therefore improving the profitability of these stations and benefiting our resellers. Ipiranga ended 2014 with 924 eco-efficient services stations operating.

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

In 2011, Ipiranga was the first distributor to launch online sales of fuel. This initiative allows clients to purchase credits of fuel through its website. With these credits, clients are able to purchase fuel at any of the Ipiranga’s accredited service stations. Participants of the Km de Vantagens program who purchase credits online can get a discount on the credit price, which represents another benefit for client loyalty. In 2014, Km de Vantagens, the largest loyalty program in Brazil, reached over 18 million clients.

In November 2012, Ipiranga entered the segment of electronic payment for tolls, parking and fuels through ConectCar. Once installed on a vehicle’s windshield, ConectCar’s tag automatically opens toll gates at lower costs through a prepaid system with free enrollment. In addition, the tag may be used to purchase fuel as well as accumulate and redeem points of the Km de Vantagens program, points which will be acquired by ConectCar from Ipiranga. The client can buy the tag at Ipiranga’s service stations, using the points of the loyalty program Km de Vantagens. At the end of 2014, ConectCar reached approximately 350 thousand customers, and is now available in almost all toll roads in Brazil.

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

In addition, in 2014 Ipiranga expanded its online service station, Posto Ipiranga na Web (Ipiranga service station on the web), launched in 2011, pursuant to which end customers are able to acquire credits of fuel over the internet and use them at accredited service stations. Also in 2014, the convenience stores am/pm increased its private label lines.

In order to create value to its am/pm convenience stores clients and franchisees, Ipiranga launched in 2014 its own supply solution. This solution will concentrate logistic, selling and service to am/pm convenience stores in one single structure. This initiative aims to facilitate am/pm operations, improve the competitiveness of franchisees and ensure a higher quality product assortment. At the end of 2014, the new am/pm supply solution handled products from suppliers such as Coca-Cola, Inbev, Nestlé, Mondelez, Heineken and supplied stores in the states of Rio de Janeiro and Espírito Santo.

In 2014 Ipiranga also launched a new beer´s purchase experience at am/pm convenience stores. The Beer Cave is a refrigerated container that stores more than 100 national and international brands of cold beers, ready to be taken away. Ipiranga ended the year with 104 Beer Caves installed in its franchisees premises.

Expand our operations in regions that grow above the national average

Extrafarma currently operates exclusively on the North and Northeast regions of Brazil. The company’s organic expansion plan is primarily focused on the consolidation of the presence in these regions, where GDP and household income have grown above the Brazilian average, consequently increasing population´s access to health care programs, to medicines and to personal care and beauty products.

Ipiranga’s expansion strategy is focused on the Midwest, Northeast and North regions of Brazil, where we have lower market share and where consumption growth has been higher than the national average, given the lower car penetration and faster-growing household income in these regions.

Ultragaz is investing in the construction of a new bottling facility in São Luís (MA), a region in the Northeast of the country in which demand for bottled LPG presents growth above the national average.

Take advantage of opportunities in the retail pharmacy business to expand our growth

On January 31, 2014, we concluded the Extrafarma Transaction, which marked our entry into Brazil’s retail pharmacy business. The Brazilian retail pharmacy segment is a relevant market in Brazil and during the last several years has presented significant growth. We believe the outlook of the retail pharmacy business in Brazil remains favorable mainly due to (i) the aging population; (ii) higher levels of disposable income among consumers; (iii) greater access to medicines, especially due to the growing prominence of generic drugs; and (iv) growing demand for personal care and beauty products. In addition, consolidation of the sector, supported by increasing formalization and consequent investments, is still in the incipient stages, and we intend to participate in this process.

We intend to accelerate Extrafarma’s expansion plan through (i) increasing its investment capacity, (ii) expanding its distribution network through the potential opening of drugstores at Ipiranga’s service stations and Ultragaz’s resellers, which together have over 12 thousand retail outlets; and (iii) strengthening its management structure through the implementation of Ultrapar’s recognized corporate governance practices and incentives-based model aimed at the alignment of interests. Through the integration of sites and product, service and convenience offering we intend to develop business models that are continuously more attractive to Extrafarma’s, Ipiranga’s and Ultragaz’s consumers, thus increasing differentiation potential in each of these businesses.

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

Continue to enhance product mix at Oxiteno

We increased Oxiteno’s capacity to produce a variety of value-added ethylene oxide derivatives and other specialty chemicals in order to optimize its sales mix across petrochemical cycles. Oxiteno’s investments in research and development have resulted in the introduction of 57 new products during the last three years. Oxiteno will continue to invest in research and development focused on developing new products to meet clients’ needs. In addition, we intend to continue to focus Oxiteno’s sales in the Brazilian market, which allows us to have higher margins.

Maintain financial strength

We seek to maintain a sound financial position to allow us to pursue investment opportunities and enhance our shareholders’ return on their investment in our Company. Our net debt (consisting of loans, debentures and financial leases recorded as current and non-current liabilities, net of cash and cash equivalents and financial investments) as of December 31, 2014 was R$3,975 million, representing a 1.3 times net debt (consisting of loans, debentures and financial leases recorded as current and non-current liabilities, net of cash and cash equivalents and financial investments) to EBITDA ratio. We have been consistently distributing dividends to our shareholders. During the five years ended December 31, 2014, we have declared yearly dividends representing an average of 61% of our net income.

Continue to grow our businesses

Our principal corporate goals are to enhance shareholder value and to strengthen our market presence by growing our businesses. Historically, we have grown our businesses organically and through acquisitions, such as the acquisitions of Shell Gás, Ipiranga, União Terminais, Texaco, DNP, Repsol, Temmar American Chemical and Extrafarma, and we intend to continue this strategy.

We have also made several investments in the expansion of our existing operations. In Oxiteno, in the last five years ended December 31, 2014, we invested in the expansion of our production capacity focusing on specialty chemicals including investments outside Brazil – in Mexico, the United States and Uruguay. In Ipiranga, organic investments were mainly directed to the expansion of our resellers’ network and logistics infrastructure. In Ultracargo, investments were made to increase the capacity of our terminals in Suape, Santos and Aratu. We constantly analyze acquisition opportunities in the segments in which we operate and in complementary segments that could add value to our Company.

Key Financial Information

The table below sets forth certain financial information for us and our principal businesses:

	Year ended December 31,
	2014	2013	2012(5)	2011(5)	2010(5)
	(in millions of Reais)
Net revenue from sales and services(1)
Ultrapar	67,736.3	60,940.2	53,868.9	48,628.7	42,469.7
Ultragaz	4,091.3	3,982.3	3,847.1	3,776.8	3,661.3
Ipiranga	58,830.1	53,384.1	46,829.4	42,221.6	36,478.7
Oxiteno	3,413.6	3,277.8	2,928.8	2,408.6	2,083.0
Ultracargo	346.5	332.1	293.6	259.9	288.0
Extrafarma(2)	1,101.3	—	—	—	—
EBITDA(3)
Ultrapar	3,157.9	2,918.0	2,411.4	2,047.5	1,844.5
Ultragaz	305.5	280.5	245.7	280.9	300.0
Ipiranga	2,288.0	2,029.6	1,652.6	1,366.4	1,147.6
Oxiteno	403.7	440.6	351.8	262.3	218.3
Ultracargo	166.9	157.5	142.7	116.8	143.4
Extrafarma	29.8	—	—	—	—
Net income attributable to Ultrapar’s shareholders	1,241.6	1,225.1	1,019.9	854.3	761.3
Net debt (4)
Ultrapar	(3,975.1)	(3,425.9)	(3,084.0)	(2,882.8)	(2,254.9)

(1)	Segment information for Ultragaz, Ipiranga, Oxiteno, Ultracargo and Extrafarma is presented on an unconsolidated basis. See “Presentation of Financial Information” for more information.
(2)	Reflects results of operations for the 11-month period from February 1, 2014, the date on which Extrafarma’s results of operations were consolidated into our financial statements, through December 31, 2014. For additional information, see “Presentation of Financial Information.”
(3)	See footnote 7 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for a more complete discussion of EBITDA and its reconciliation to information in our financial statements.
(4)	See footnote 8 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for a more complete discussion of net debt and its reconciliation to information in our financial statements.
(5)	See footnote 2 under “Item 3.A. Key Information — Selected Consolidated Financial Data”.

Distribution of Liquefied Petroleum Gas

Industry and Regulatory Overview

Liquefied petroleum gas (LPG) is a fuel derived from the oil and natural gas refining process. In Brazil, 77% of local demand in 2014 was produced in local refineries and the remaining 23% was imported. LPG has the following primary uses in Brazil:

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

Currently, the LPG distribution industry in Brazil consists of 15 LPG distribution companies or groups of companies, and is regulated by the ANP. The LPG distribution industry includes purchasing nearly all its LPG requirements from Petrobras, filling LPG bottles and bulk delivery trucks at filling stations, selling LPG to dealers and end users, controlling product quality and providing technical assistance to LPG consumers. See “Item 4.B. Information on the Company — Business Overview —

Distribution of Liquefied Petroleum Gas — Industry and Regulatory Overview — The role of the ANP.” LPG produced by Petrobras, which represented 77% of total LPG sold in Brazil in 2014, is transported in pipelines and by trucks from Petrobras’ production and storage facilities to filling stations maintained by LPG distributors. The balance is imported by Petrobras into Brazil and stored in large storage facilities mostly maintained by Petrobras. The imported LPG is then transported from the storage facilities by pipeline and truck to the LPG distributors’ filling stations.

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

Since 2001, distributors have been allowed to freely establish retail prices, which were previously set by the Brazilian government. Until the end of 2001, the LPG refinery price charged by Petrobras to all LPG distributors was determined by the Brazilian government and was the same for all LPG distributors in all regions of Brazil. Historically, refinery prices have been subsidized by the Brazilian government. In 2002, the Brazilian government abolished subsidies to refinery prices and in January 2002, Petrobras started to freely price LPG in the domestic market, adopting the international price plus surcharges as its benchmark. However, the Petrobras refinery price of LPG is still subject to the Brazilian government influence when the government deems appropriate. Refinery prices of LPG in Reais remained unchanged from May 2003 to December 2007. In 2008, Petrobras increased the LPG refinery price for commercial and industrial usage by 15% in January, an additional 10% in April and 6% in July. In February 2009, Petrobras reduced the LPG refinery price for commercial and industrial usage by 5%. In January 2010, Petrobras increased the LPG refinery price for commercial and industrial usage by 6%. In December 2014, Petrobras increased the LPG refinery price for commercial and industrial usage by 15%. In 2012 and 2013, Petrobras’ average refinery price was US$508 per ton and US$457 per ton, respectively, compared with the average international price of US$630 per ton and US$575 per ton, respectively. In 2014, Petrobras’ average refinery price was US$425 per ton compared with the average international price of US$544 per ton. LPG refinery prices for residential use have remained unchanged since 2003.

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

Ruling 334 set forth the following timetable for the implementation of the measures adopted under the Self-Regulatory Code:

•	the construction of at least 15 bottle swapping centers, starting in November 1996 (see “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Bottle swapping centers” and “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Requalification of bottles”);

•	the filling of third-party bottles which ceased in October 1997;

•	the requalification of 68.8 million bottles manufactured up to 1991 starting in November 1996; and

•	the requalification of 12.8 million bottles manufactured between 1992 and 1996 starting in November 1996.

The Self-Regulatory Code was replaced by ANP Resolution 15/2005, which regulates the distribution of LPG activities.

Ultragaz itself was required to requalify 13.8 million bottles before November 2006 and an additional 10.7 million bottles by November 2011. Ultragaz requalified 2.3 million bottles, 3.0 million bottles and 3.8 million bottles in 2012, 2013 and 2014, respectively. In 2015, Ultragaz expects to requalify approximately 3.0 million bottles.

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

Ultragaz

We distribute LPG through Ultragaz. Founded in 1937, we were the first LPG distributor in Brazil. At that time, Brazilians used wood stoves and, to a lesser extent, alcohol, kerosene and coal stoves. Ultragaz was the leading company by sales volume in the Brazilian LPG market as of December 31, 2014.

Ultragaz operates nationwide in the distribution of both bottled and bulk LPG, including the most highly populated states in Brazil, such as São Paulo, Rio de Janeiro and Bahia, and may sell bottled LPG through its own retail stores, through independent dealers as well as through its own truck fleet, which operates on a door-to-door basis or on a scheduled delivery basis. Bulk LPG is serviced through Ultragaz own truck fleet.

In August 2003, Ultragaz acquired Shell Gás, Royal Dutch Shell’s LPG operations in Brazil, for a total price of R$171 million. Shell Gás had about a 4.5% market share in Brazilian LPG distribution, selling 287.4 thousand tons of LPG in 2002. With this acquisition, Ultragaz became the national market leader in LPG, with a 24% share of the Brazilian market in 2003. In October, 2011, Ultragaz acquired Repsol, which sold approximately 22 thousand tons of LPG in 2011. See “Item 4.A. Information on the Company — History and Development of the Company”

Ultragaz is comprised of the following operating subsidiaries:

•	Companhia Ultragaz S.A., or Cia Ultragaz, the company that pioneered our LPG operations;

•	Bahiana Distribuidora de Gás Ltda., or Bahiana, which primarily operates in the Northeast region of Brazil;and

•	Utingás Armazenadora S.A., or Utingás, a storage services provider that operates two facilities in São Paulo and Paraná. Utingás was incorporated in 1967 when Ultragaz and other LPG distributors joined to construct LPG storage facilities based in the states of São Paulo and Paraná. Ultragaz currently owns 57% of Utingás. See “— Storage of LPG”.

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

Ultragaz supplies its bulk clients on the basis of supply contracts with terms ranging typically from two to five years. This type of contract limits fluctuations in sales given that the installation of the tanks is carried out by Ultragaz, and any change in supplier would imply the client’s reimbursing Ultragaz’s investments. The contract also requires that any tank supplied by Ultragaz may only be filled with LPG delivered by the company. When the bulk delivery contract expires, it can be renegotiated or the tank is removed. Since the installation of the tank represents a significant investment for Ultragaz, it seeks to achieve a return on its investment within the term of the contract.

Ultragaz’s strategy for bulk LPG distribution is to continue its process of product and service innovation and to increase the profile of its trademark. Ultragaz also has a team to identify the needs of each bulk LPG client and to develop technical solutions for using LPG as an energy source. The acquisition of Repsol strengthened its bulk LPG business, allowing economies of scale in logistics and management, as well as an improved positioning for growth in the bulk segment.

The table below shows Ultragaz’s sales of LPG to clients of bottled and bulk LPG:

	Year ended December 31,
Client category	2014	2013	2012
	(in thousands of tons)
Bottled LPG
Residential delivery by Ultragaz / Ultragaz owned retail stores	65.9	64.4	63.9
Independent dealers(1)	1,089.6	1,069.6	1,069.5

Total bottled LPG	1,155.4	1,134.0	1,133.4
Total bulk LPG	555.8	562.3	547.7

Total tons delivered	1,711.2	1,696.3	1,681.1

(1)	Includes residential deliveries and distribution through retailers’ stores.

Residential delivery has evolved during the last years from primarily door-to-door to a primarily scheduled or phone-ordered delivery.

LPG distribution is a very dynamic retail market where consumers’ habits change constantly, thus creating opportunities for the company. In order to more closely track market developments and differentiate itself from competitors, Ultragaz has developed and enhanced sales channels and payment methods. In the last decade, the company expanded the participation of Disk Gás (sale of LPG bottles by telephone) and, more recently, introduced online ordering and ordering by text messages on a mobile device. These initiatives provide customers with greater convenience, add further value and generate logistic optimization to Ultragaz. The same principles have been extended to the bulk segment, in which Ultragaz is a pioneer and has a leading position, and where it has been developing new usages for its products, such as localized heating for the ignition of industrial furnaces, mainly in iron and steel industries. Ultragaz also began offering new solutions that make it an alternative or supplement for companies located in areas supplied with natural gas. Lastly, tracking consumption trends in the bulk segment, Ultragaz intensified its unique account billing service in residential condominiums, through which it provides individual gas bills.

Ultragaz takes great care to give back to the community, and has created a number of socio-economic development programs to that end. Ultragaz launched, in 2000, “Ultragaz Cultural” project, created and maintained exclusively by the company and that aims to promote and disseminate the culture among young people and children from different communities through educational shows and events. Through a mobile cart, the project offers music, literature, film and theater presentations to students from public schools and public institutions from all over Brazil. Only in 2014, “Ultragaz Cultural” attended 8 cities, benefiting more than 8 thousand people.

Since 2009, Ultragaz has supported Junior Achievement, the largest and oldest organization in Brazil dedicated to educating youth in business. Ultragaz is a sponsor and participates in the project through a Volunteer Policy created by the company. In 2014, Ultragaz was present with the project in 13 states, involving its volunteers and benefiting more than 257 thousand students.

Also in 2012, Ultragaz launched the “Pega Pilhas, Baterias e Celulares” project, which helps the collection and subsequent disposal of used of batteries. With the program, Ultragaz has contributed to the proper disposal of these items, which are sent for reprocessing or recycling. During the first three years of campaign more than 3.2 thousand tons of waste have been collected.

Due to the outreach of Ultragaz, which has a presence in approximately 11 million households, the company participates, since 2008, in educational campaigns. In partnership with the Federal Government and the Ministry of Health, Ultragaz impacted with this project millions of people, taking preventive information about how to fight dengue and hepatitis and how to promote human health and breastfeeding.

In 2013 Ultragaz started one more project: “Junte Óleo: Ultragaz Coleta e Soya Recicla”, in partnership with Bunge and the Instituto Triângulo ONG. The project now serves the southeast and northeast of the country and aims to educate the public, especially people who use cooking oil, about the importance of recycling the oil, avoiding disposal of used oil in the water. The oil collected by Ultragaz is sent to the Instituto Triângulo, where it is transformed into biodegradable soap. The excessive material is sent to other partner companies, which transform the product into biodiesel, a renewable fuel. By the end of 2014 Ultragaz had collected more than 118 thousand liters of oil, reaching 69 thousand Brazilian households.

With the support of Ultrapar and BNDES, Ultragaz developed the “Nossa Escola é 10” project. In partnership with the city of Ipojuca (PE), between 2012 and 2014, the project helped to improve the quality of education of children and teenagers through the training of teachers and the development of an education policy for the city. The education department and an institute specialized in the subject joined the initiative. In addition, the project improved the infrastructure of four schools located in the rural area of the city. In 2015 and 2016 Ultragaz will replicate this project in other schools in northeastern Brazil.

Since 2009 Ultragaz has been a signatory of the UN Global Compact, an initiative sponsored by the United Nations formed by companies, institutions and the society. Its main goal is to mobilize the international business community to adopt internationally accepted business practices in the areas of human rights, labor relations, environment and anti-corruption intended to promote sustainable growth and civic awareness. To comply with this end, Ultragaz developed a structured program to advance its sustainability program, through a series of internal and external initiatives. The “Ultragaz Faz Sustentável e Quer Fazer Sempre Mais” program is intended to identify these actions and educate the public involved in the sustainable initiatives promoted by the company.

Between January and December 2014 Ultragaz benefited approximately 18 million people through its sustainability projects.

Distribution infrastructure. Ultragaz’s distribution strategy includes having its own distribution infrastructure, since it believes proximity to customers is a significant factor in successful distribution and sales strategies. The services associated with Ultragaz’s home deliveries strongly influence the ranking of the “Ultragaz” brand name in the bottled market. Ultragaz seeks to expand its home delivery services, including faster delivery, quality and comfort for its customers, having delivery personnel that provide safety recommendations to household customers. For both bottled and bulk LPG, deliveries are made by a staff wearing Ultragaz uniforms and driving vehicles with Ultragaz’s logo.

Ultragaz delivers bottled LPG using a distribution network, which as of December 31, 2014 included 58 company-owned points of sales, and approximately 4.9 thousand independent dealers. As of December 31, 2014, Ultragaz had a fleet of 147 vehicles for the delivery of gas bottles and 280 for bulk delivery. Ultragaz also maintains a call center which centralizes LPG bottle orders made through phone calls.

Bottled sales capacity derives from the number of bottles bearing Ultragaz’s brands. Ultragaz estimates that, as of December 31, 2014, there were 22.8 million 13kg bottles stamped with Ultragaz’s brands in the market.

Independent dealers. Ultragaz’s independent distribution network ranges from large dealers, which carry out extensive home delivery, to single retail stores, which sell small quantities of LPG bottles. Until the enactment of ANP Rule 297 on November 18, 2003, independent dealers needed only to be registered with ANP for the sale of LPG bottles. No licenses were required except for those required by the fire department and the municipal authorities. Rule 297 established that the independent dealers must be registered with ANP and comply with a list of prerequisites contained in such rule, as well as those required by law for the storage of bottles up to 90 kg. Also, each municipality sets forth its own safety regulations applicable to stores that sell LPG, including a minimum distance from certain locations, such as schools. For the year ended December 31, 2014, 94% of Ultragaz’s bottled LPG sales were made through independent dealers. The agreements entered into between Ultragaz and independent dealers require the use of the Ultragaz brand and the display of the Ultragaz logo in the delivery vehicles and on the uniforms worn by delivery personnel. Proprietary rights in the trademark and logo are retained by Ultragaz and are duly registered with the National Institute of Industrial Property (INPI — Instituto Nacional de Propriedade Industrial). All contracted dealers are Ultragaz’s exclusive representatives. Under the terms of the respective contracts, each dealer agrees not to deliver non-Ultragaz LPG bottles.

Ultragaz understands that investing in the efficiency if its resellers network is key for staying ahead of competition and at the same time aligned with market demand for LPG. Accordingly, Ultragaz has developed several programs aimed at improving resellers management quality and standards.

The main tool is the Programa de Qualificação de Revendas (Reseller Qualification Program), which seeks to standardize Ultragaz’s resellers’ best management practices, including brand standardization, management quality, and strict compliance with the laws applicable to the industry. Through an assessment process, resellers are classified into categories (blue diamond, diamond, golden, bronze and opportunity), allowing the participants to check their performance compared to Ultragaz’s excellence standards and stimulating constant improvement. In 2014, approximately 4.6 thousand resellers participated in the program – a significant increase compared to 2008, when the program began with approximately 700 resellers evaluated. Out of the resellers that participated in the program in 2014, 75% (or 3.4 thousand) were qualified as bronze or above, in line with 2013 and above the 70% in 2012, attesting their increased compliance with most of Ultragaz’s quality requirements.

Ultragaz also has invested in the development of training programs offered to its dealers. The first of them is Project SOMAR (Marketing Solutions Applied to Dealers), a program that includes replication of best practices and recommendations of changes to dealers’ operating procedures aiming at improving the efficiency of their operations.

The main initiative carried out since 2007 is Academia Revenda (Reseller’s Academy), which includes the training programs Formação em Gestão de Revenda (Reseller Management Education), O Especialista em Atendimento (The serving specialist) and Disk Especialista (Disk specialist).These programs seek to provide its resellers and their employees with critical skills to ensure an effective management in the LPG retail market and strengthen the qualification of the resellers’ network.

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

Bottle swapping centers. Pursuant to the Self-Regulatory Code, established in 1996 and approved by ANP, the LPG distributors have established 9 operating swapping centers to facilitate the return of the bottles to the appropriate distributor. Under the Self-Regulatory Code, while LPG distributors may pick up any empty LPG bottles tendered by customers in exchange for full LPG bottles, whether or not such empty bottles were put in circulation by that distributor, after October 1997, LPG distributors were not permitted to refill third-party bottles. Accordingly, LPG distributors may deliver third-party bottles to a swapping center where such bottles may be exchanged for bottles placed in circulation by such LPG distributor. The swapping centers currently charge a fee of R$0.43 per exchanged LPG bottle. In areas where only one LPG distributor has a sizable market share, it is customary to use the facilities of that distributor as an unofficial swapping center.

Requalification of bottles. The useful life of a bottle varies depending on a number of factors, the most important of which are the extent to which the bottle has been exposed to corrosion from the atmosphere and whether the bottle has been damaged. The Self-Regulatory Code and ANP regulation provides that all bottles must be requalified after their first 15 years of use, and every ten years thereafter. Each bottle is visually inspected for damage and corrosion to determine if it can be requalified or if it should be scrapped. In the case of bottles which pass the quality and safety checks, several procedures are followed before the bottles are stamped with the year of requalification and the next term in which they are due for requalification.

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

Petrobras freely prices LPG in the domestic market, adopting the international price plus surcharges as its benchmark. However, the Petrobras refinery price of LPG is subject to the Brazilian government influence when the government deems appropriate. Refinery prices of LPG in Reais remained unchanged from May 2003 to December 2007. In 2008, Petrobras increased the LPG refinery price for commercial and industrial usage by 15% in January, an additional 10% in April and 6% in July. In February 2009, Petrobras reduced the LPG refinery price for commercial and industrial usage by 5%. In January 2010, Petrobras increased the LPG refinery price for commercial and industrial usage by 6%. In December 2014, Petrobras increased the LPG refinery price for commercial and industrial usage by 15%. In 2012 and 2013, Petrobras’ average refinery price was US$508 per ton and US$457 per ton, respectively, compared with the average international price of US$630 per ton and US$575 per ton, respectively. LPG refinery prices for residential use have remained unchanged since 2003. In 2014, Petrobras’ average refinery price was US$425 per ton compared with the average international price of US$544 per ton. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Industry and Regulatory Overview — The role of the Brazilian government.”

Storage of LPG. On December 31, 2014, Ultragaz’s storage capacity was approximately 19 thousand tons, including Utingás’ storage capacity. Based on its 2014 average LPG sales, Ultragaz could store approximately three days of LPG supply. Accordingly, an interruption in the production of LPG may result in shortages, such as the one that occurred during the Petrobras strike in 1995.

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

Competition. Ultragaz’s main competitors are:

•	Liquigás, which was acquired by Petrobras in June 2004 from the ENI Group and has been operating in the Brazilian LPG distribution sector for more than 60 years;

•	Supergasbras, formed by the merger of Minasgás S.A., founded in 1955, and Supergasbras S.A., founded in 1946, and controlled by SHV Energy, a major multinational LPG distributor, which operates through its two separate brands, Minasgás and Supergasbras; and

•	Nacional Gás Butano, a Brazilian LPG distributor which has been present in the market for more than 60 years.

The following table sets forth the market share of Ultragaz and its competitors in terms of volume:

	Year ended December 31,
LPG Distributor	2014	2013	2012
Ultragaz	23.0%	23.1%	23.5%
Liquigás	22.5%	22.6%	22.6%
Supergasbras	21.1%	21.1%	20.9%
Nacional Gás Butano	18.8%	18.8%	19.0%
Others	14.6%	14.3%	13.9%

Total	100.0%	100.0%	100.0%

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

In addition to competing with other LPG distributors, Ultragaz competes with companies that offer alternative energy sources to LPG, mainly natural gas, and other sources such as wood, diesel, fuel oil and electricity. Natural gas is currently the principal source of energy against which we compete. Natural gas is currently less expensive than LPG for industrial consumers who purchase large volumes, but more expensive for the vast majority of residential consumers. In addition, supply of natural gas requires significant investments in pipelines. While fuel oil is less expensive than LPG, LPG has performance and environmental advantages over fuel oil in most uses.

In 2012, the LPG market increased only 0.5% compared to 2011, mostly driven by the effect of lower economic growth over the bulk segment, mainly during the second half of 2012. In 2013, the Brazilian LPG market increased by 2.7% compared to 2012, mainly driven by the growth of 5.8% in the bulk segment due to the country’s economic growth. In 2014, the Brazilian LPG market increased by 1.2% compared to 2013. The bulk segment grew by 1.4% over 2013, a lower growth compared to the previous year mainly due to the worsening of the economic environment in Brazil.

The following graph shows LPG sales volume for the Brazilian market and Ultragaz for the periods indicated:

Source: ANP (volume for 2005, 2006, 2007 and 2008 according to Sindigás)

Income tax exemption status. Brazilian legislation provides as tax relief for businesses located in the northeast region of Brazil a 75% income tax reduction, which depends of SUDENE’s (Development Superintendence of the Northeast) formal and previous consent. Ultragaz filling plants located at Caucaia and Mataripe, were entitled to this tax benefit, until 2012, 2013. The filling plants in Aracaju and Suape are entitled to this tax benefit until 2017 and 2018, respectively. Ultragaz plans to request a 10-year tax incentive extension for Caucaia and Mataripe plants, based on investments made to increase production capacity and on the modernization of the facilities. The total amount of SUDENE’s income tax exemption for Ultragaz for the years ended December 31, 2014 and 2013 was R$3.9 million and R$9.1 million, respectively. For further information see Note 9(c) to our 2014 consolidated financial statements.

Quality. We were the first Brazilian LPG distributor to receive ISO (International Standards Organization) certification for excellence in quality management. We were also the first LPG distributor in Brazil to be awarded with Prêmio Paulista de Qualidade, a well-recognized quality award in Brazil. Ultragaz is implementing the Management Excellence Model (Modelo de Excelência da Gestão® – MEG), of the National Quality Foundation (FNQ). This system standardizes and certifies the main working processes in four areas: Quality Management (ISO 9001), Environmental Management (ISO 14001), Occupational Health and Safety Management (OHSAS 18001) and Social Responsibility Management (SA 8000). Also, in 2014, Ultragaz received several awards related to quality and management quality in different states in which it operates.

Fuel Distribution

Industry and Regulatory Overview

The Brazilian fuels market comprises the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene and natural gas for vehicles (NGV). In 2014, diesel represented 48% of the fuels distributed in Brazil, followed by gasoline, ethanol, fuel oils, NGV and kerosene, each of which represented 35%, 10%, 5%, 1% and 0.01%, respectively.

Growth in the fuel distribution sector has been directly influenced by GDP growth rates and size of light vehicle fleet. GDP growth is the main driver for diesel volume, given that diesel in Brazil is highly used for buses, trucks and agricultural engines. The size of the light vehicle fleet influences the growth in the combined volumes of gasoline, ethanol and NGV, which are basically used for light vehicles. The growth in the size of the car fleet in turn, is highly correlated with credit availability and disposable income. During the last several years, the Brazilian economy passed through a structural change with the creation of a well-established credit market for consumer goods.

In December 2014, credit in Brazil reached 59% of GDP, compared to 56% in December 2013, 54% in December 2012, 49% in December 2011 and 46% in December 2010, which combined with an increase in disposable income in Brazil, had a positive effect on the sales of vehicles in those years. According to ANFAVEA, approximately 3.3 million new light vehicles were registered in Brazil in 2014, a decrease of 7% compared to 2013, influenced by the slowdown in the Brazilian economy. As a consequence of the new vehicles sold, the light vehicle fleet is estimated to have grown by 6% in 2014, reaching 39 million at the end of the year. Among the total vehicles sold in 2014, including trucks and buses, 88% were flex-fuel vehicles, which have engines adapted to operate using either gasoline or ethanol, or by any combination of the two, 6% were gasoline-only fueled vehicles and the remaining 6% were diesel-only. Since the launching of flex-fuel vehicles in Brazil in 2003, 24.6 million flex-fuel cars were sold in Brazil.

Moreover, recent changes to legislation and inspection in the fuel distribution sector have helped to progressively curb unfair competition, creating a level playing field. These improvements should benefit the formal market by capturing the volume from the grey market.

According to ANP, the distribution of fuels (gasoline, ethanol and diesel) is made mainly through three channels, as follows:

•	Service stations (78% of the market in terms of volume in 2014), which serve final retail consumers;

•	Large consumers (16% of the market in terms of volume in 2014), mainly industries and fleets; and

•	Retail—wholesale resellers — TRR (6% of the market in terms of volume in 2014), specialized resellers that distribute diesel to medium and small volume end-users.

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

Oil-derivative products are transported from refineries to primary storage terminals via pipelines and coastal or river shipment. Transportation of oil-derivative products between primary and secondary storage terminals is provided by pipeline, railroads, trucks and coastal or river barges. Ethanol is transported from the many distilleries to primary and secondary storage bases by trucks and railroads. Delivery to service stations, large consumers and TRRs is made exclusively by trucks.

All gasoline sold in Brazil must contain a certain proportion of anhydrous ethanol that can vary from 18% to 27,5%. In October, 2011, the Brazilian Agriculture Ministry reduced the required percentage of anhydrous ethanol mixed with gasoline from 25% to 20%. In May 2013, the Brazilian Mines and Energy Ministry increased the required percentage of anhydrous ethanol mixed with gasoline again to 25%. In March 2015, the Brazilian Agriculture Ministry increased the required percentage of anhydrous ethanol mixed with gasoline from 25% to 27.5%.

Gasoline “A”, as it is known in its unmixed form, is mixed with anhydrous ethanol at primary storage terminals or at secondary storage terminals. Gasoline “A,” mixed with anhydrous ethanol, forms gasoline “C,” which is delivered directly to service stations and large consumers by truck.

Since January 2008, under the Biodiesel Program, distributors have been required to include a percentage of biodiesel in the volume of diesel sold, in order to reduce greenhouse gas emissions. In addition, this program has also the social purpose of encouraging and developing small agriculture producers of biodiesel raw materials. From January 2008 to June 2008, the biodiesel mix requirement was 2%. On July 1, 2008 and 2009, the biodiesel mix requirement was increased to 3% and to a further 4%, respectively. On January 1, 2010, the biodiesel mix requirement was increased to 5% and on July 1, 2014 to 6%. Since November 2014, the biodiesel mix requirement is 7%.

As of December 31, 2014, there were 212 fuel distributors authorized by ANP to operate in Brazil.

Supply. Petrobras is currently the only relevant supplier of oil derivatives in Brazil, accounting for 99% of the domestic production. There are currently 16 oil refineries in Brazil, of which Petrobras owns 13. Petrobras’s total refining capacity in 2014 was 363 thousand cubic meters per day. Brazilian refineries are located predominantly in the South and Southeast regions of Brazil. The overall product yield for these refineries in 2014 was 39% diesel, 23% gasoline, 13% fuel oil, 6% LPG and 19% other products, including naphtha.

Ethanol is purchased from various producers. In 2014, there were almost 400 distilleries in Brazil, which produced approximately 27 million cubic meters of ethanol, 43% of which was anhydrous ethanol and the rest of which was hydrated ethanol. Brazil’s supply of anhydrous and hydrated ethanol is seasonal and depends on the sugarcane harvest. In 2014, 96% of such supply came from Central and Southern Brazil and the remainder of which came from Northern Brazil.

Biodiesel is purchased from the many producers of biofuels in Brazil, and its main raw materials are tallow and soy seeds. As of December 31, 2014, there were 54 biodiesel producers, located predominantly in the Midwestern region. Brazil’s biodiesel production in 2014 was less than half of its total production capacity. Since January 2008, which was the first year of the Biodiesel Program, Petrobras has been required to purchase biofuels in auctions promoted by ANP and supply distributors with amounts of biodiesel corresponding to the proportional volume of diesel purchased. This policy aims to prevent distributors from selling diesel without including the minimum required amount of biodiesel.

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

Due to the Real depreciation and that the average cost of oil derivatives imported from the international markets was higher than the price practiced by Petrobras in the Brazilian market, (i) in January 2013, Petrobras increased gasoline and diesel prices by 6.6% and 5.4%, respectively; (ii) in March 2013, Petrobras announced a new adjustment in diesel price, of 4.9%; and (iii) in November 2013, Petrobras increased gasoline and diesel prices by 4.0% and 8.0%, respectively. In November 2014, Petrobras announced another increase in the gasoline and diesel prices by 3% and 5%, respectively. In addition, in January 2015, the Brazilian government announced the return of the CIDE tax and the increase in the PIS (Programa de Integração Social) and COFINS (Contribuição para o Financiamento da Seguridade Social) taxes on fuel, with an impact of R$220 per cubic meter for gasoline and R$150 per cubic meter for diesel, valid from February 1, 2015.

Ethanol prices are deregulated, being freely charged by the ethanol producers. In order to curb unfair competitive practices in the ethanol sales, some measures have been taken by the government, supported by Sindicom members. In April 2008, it became mandatory for fuel producers and distributors, as well as TRRs, to issue electronic tax invoices in all the states of Brazil. In addition, in June 2008 the government, through the Brazilian Congress, enacted the Law 11,727/08, based on the Provisional Measure 425 (Medida Provisória 425), which came into force in October 2008. Under this law, two initiatives were imposed to prevent tax evasion: (i) increasing the proportion of collection of Social Integration Program Taxes (PIS) and Contribution for the Financing of Social Security Taxes (COFINS) at distilleries from 25% to 40% and (ii) requiring distilleries to install flow meters (medidores de vazão) to control the output of ethanol, which is still awaiting the definition of certain technical aspects to be implemented. In 2009, ANP started to track sales of methanol. The blending of methanol with ethanol is an example of product adulteration practiced by certain distributors or gas station owners, mainly in the State of São Paulo. On May 7, 2013, the government adopted the Provisional Measure 613 (Medida Provisória 613), which, among other resolutions, granted tax incentives to ethanol producers and to chemical producers through PIS and COFINS tax credits and reductions. As a result, all PIS and COFINS taxes levied on ethanol, which corresponded to R$120 per cubic meter as of December 31, 2013, are collected by the producers, and they receive a R$120 per cubic meter tax credit to offset the increased PIS and COFINS taxes levied on ethanol.

In accordance with the publication of the Law No. 11,097 on January 13, 2005, the National Biodiesel Program (Programa Nacional de Biodiesel) was created. Since 2008, a certain amount of biodiesel has been required to be added to diesel. In addition, some changes were required in the distributors’ facilities, as well as the restructuring of its logistics. Since November 2014, the addition of biodiesel to diesel requirement is 7%.

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

Since 1971, Petrobras has acted in the Brazilian fuel distribution market through its subsidiary BR. BR is the leader in the fuel distribution market, with market share of 33% in 2014, according to ANP.

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

The role of the ANP. The ANP is responsible for the control, supervision and implementation of the Brazilian government’s policies with respect to activities related to oil, natural gas and biofuels. The ANP regulates all aspects of the industry, from the exploration and/or production, transportation to the sale of these products, including product quality standards and to the minimum storage capacities required to be maintained by distributors with respect to oil and oil products in Brazil. Prior to 1999, there were no formal requirements imposed by the Brazilian government on the fuel distribution segment. Distributors were only required to register with the national department of fuels or the national Petroleum Agent or the National Agency prior to starting operations. On December 30, 1999, the ANP established through Resolution No. 202, a number of requirements, with which all distributors must comply. In October 2014 the ANP Resolution No. 202 was replaced by Resolution ANP No 58/2014. Under the new rules a fuel distributor, in order to operate in Brazil, must obtain an operating authorization and meet certain minimum requirements of operation, including:

•	minimum paid-in capital of R$4.500.000,00;

•	proof of financial capacity equivalent to expected volumes to be sold (proof of such capacity may include proof of ownership of assets, insurance or a bank guarantee).

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

Regulation . Distributors are prohibited from operating service stations, other than for training purposes or for the development and testing of new products and services, and therefore, service stations are operated by independent resellers. Three types of arrangements between distributors and service station operators are generally used in the fuels industry: (i) the distributor owns land, equipment and buildings for a service station that it leases to an operator, (ii) a third party owns land, leases it to a distributor who constructs a service station facility or makes improvements to an existing facility and leases the station to an operator and (iii) the operator or a third party owns the land and constructs a service station facility or makes improvements to an existing facility, which is typically financed by the distributor (the most common practice in Brazil). Agreements between distributors and operators of service stations are generally exclusive for a given period. In exchange for being an exclusive supplier, the operator is granted the right to operate under the distributor’s brand name. The agreement might also include provisions related to the leasing of pumps and tanks, layout standards, training, quality control, technical and financial support, marketing and advertising support and franchises for complementary services, such as convenience stores (am/pm) and lubricant servicing franchises (Jet Oil).

Sindicom represents the interests of major Brazilian fuel distributors, which controlled 77% of the Brazilian fuel market in 2014. Sindicom was formed in 1941 and its primary purpose is to promote uniform standards for industry regulation and to provide a forum in which members can discuss matters affecting the industry. Sindicom represents its members in discussions before federal and state governmental bodies and presents its members perspectives on relevant laws and regulations, including those relating to taxation, operations, industrial and occupational safety and environmental protection.

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

Among the actions taken were:

(i) significant interaction with the Brazilian judiciary, including holding seminars for judges and prosecutors concerning the problems facing the industry and directly participating in tax litigation involving distributors that are not Sindicom members, (ii) sponsorship of the development of a chemical coloring solvent that is added to anhydrous ethanol, in order to prevent the addition of water (and later to be sold as hydrated ethanol), (iii) support of ANP resolution that restricts the sale of hydrated ethanol by producers to distributors and prohibits sales by producers to resellers or end-consumers; (iv) support of ANP resolution that forbids distributors to sell fuels to resellers operating under another brand, except for white-flag dealers, who operate without a brand; (v) contribution to the development of CODIF, a system that electronically controls the collection of value-added taxes on fuel sales, (vi) support in the implementation of electronic invoices at the federal level, concluded in 2008, (vii) support for ANP regulation which established brand definition and the obligation of disclosing the origin of the fuels in order to inhibit certain distributors from using a fake brand (known as cloned stations); and (viii) the suggestion of several other measures, supported by ANP, including focusing the collection of PIS and COFINS — Social Integration Program Taxes and Contribution for the Financing of Social Security Taxes on distilleries and the installation of flow meters, which were included in Law 11,727/2008. As a result of these efforts, the more regulated market is leading to the weakening of the business model of lower prices based on artificially lower costs and unfair practices, creating a level playing field and increasing sales volume of the formal market. In 2014, share of ethanol volume sold by Sindicom members over the total market was 61%, an increase compared to 58% in 2011, as a result of the practices mentioned above and investments made by the branded distributors in converting unbranded service stations.

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

Ipiranga

Ipiranga was founded in 1937 and is currently the largest private player in the Brazilian fuel distribution market, with 21% market share in terms of volume in 2014 and 7,056 service stations as of December 31, 2014.

Ipiranga distributes diesel, gasoline, ethanol, NGV, fuel oil, kerosene, ARLA (liquid agent to reduce nitrogen oxides emissions from heavy vehicles), lubricants and greases nationwide. In addition to a traditional fuel distribution business, Ipiranga has implemented a differentiation strategy, by offering other products and services throughout its service station network. This strategy has led to a significant and growing convenience store business, branded am/pm, including the expansion of the bakery network and private label products under the same brand, as well as lubricant servicing businesses, Jet Oil and Jet Oil Motos, and the consolidation of other related products and services. In 2014 Ipiranga launched its own supply solution for its am/pm convenience stores, the am/pm Suprimentos. For more information see “Item 4.B. Information on the Company — Business Overview — Our Strategy — Enhance retail network.”

Among the other related products and services, we highlight Ipiranga’s loyalty program, Km de Vantagens, which has reached 18 million participants as of December 31, 2014, and the online service station, “Posto Ipiranga na Web”, where customers can acquire fuel credits online and use them to purchase fuel at our accredited fuel stations.

Markets and marketing. Until March 2009, Ipiranga only operated in the South and Southeast regions of Brazil. After the acquisition of Texaco, Ipiranga became a nationwide distributor and started to operate in the Northeast, North and Midwest regions of Brazil, regions where the fuel consumption grows above the national average rate, given the lower car penetration and faster-growing household income compared to other regions. Under the terms of the Ipiranga Group Transaction Agreements, Petrobras had the exclusive right to use Ipiranga’s brand in the operating regions of the Northern Distribution Business for five years from the date of the acquisition of Ipiranga Group, which expired in April 2012. Until then, Ipiranga operated under the Texaco brand in those regions. In November 2010, Ultrapar closed the acquisition of DNP, which distributes fuel in the states of Amazonas, Rondônia, Roraima, Acre, Pará and Mato Grosso through a network of 110 service stations, with 4% market share in the North region of Brazil in 2010. See “Item 4.A. Information on the Company — History and Development of the Company.” In 2014, Ipiranga continued its strategy to increase its scale of operations, adding 331 service stations through the conversion of unbranded service stations and the opening of new gas stations. Furthermore, Ipiranga ended 2014 with 924 eco-efficient service stations (Posto Ecoeficiente — service stations with a set of solutions that reduce the consumption of materials, natural resources and energy of these service stations, including the reduction of waste generated during the construction). Ipiranga is also focusing on the expansion of Jet Oil and am/pm franchises to enhance the service and convenience of consumers at the Ipiranga service stations.

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

In 2014, 3.3 million new light vehicles were registered according to ANFAVEA, a decrease of 7% in relation to 2013, with flex fuel cars representing 88% of the total light vehicles registered in 2014.

According to ANFAVEA, the estimated total light vehicles fleet in Brazil as of December 31, 2014 was 39 million, an increase of 6% from 2013, as a consequence of the 3.3 million new cars registered and an estimated scrapping of 1.3 million cars.

In 2014, the fuel volume sold by Ipiranga grew by 3% compared to 2013, with (i) the combined sales volume of gasoline, ethanol and NGV increasing by 8%, driven by the growth in light vehicle fleet and investments made to expand its service station network, and (ii) diesel sales volume stable in the period, as a result of the investments made to capture new clients offset by the poor performance of the economy.

Ipiranga’s sales volume from its service station network accounted for 75% of its total sales in 2014. As of December 31, 2014, there were 7,056 service stations operating under the Ipiranga brand, of which 743 had the land either owned by us or under a long term lease to us and 6,313 owned by third parties. In 2014, 90% of these service stations were located in urban areas, with the remaining 10% located in highways.

Distribution to large consumers represented 18% of Ipiranga’s sales in 2014. Ipiranga directly sold to 5,368 customers in 2014, including state and municipal governments, industries and cargo and passenger transportation fleet owners.

Ipiranga also sells diesel, lubricants, fuel oil and kerosene to 266 independent TRRs that redistribute these products to small and medium-sized companies throughout Brazil. Ipiranga’s TRR clients consist mostly of companies that have large fixed tanks at their facilities. These clients represented 7% of Ipiranga’s sales volume in 2014.

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

The table below shows Ipiranga’s sales by product:

	Year ended December 31,
	(in thousand cubic meters)
	2014	2013	2012
Diesel (by client category)
Service station	7,226.2	7,003.5	6,523.7
Large consumers	4,386.0	4,619.1	4,606.1
Retail—wholesale resellers (TRR)	1,696.4	1,709.7	1,728.3
Total Diesel	13,308.6	13,332.3	12,858.1

Gasoline	9,204.1	8,580.9	8,087.2
Ethanol	2,478.5	2,194.6	1,732.3
Others(1)	622.3	650.1	686.7

Total volume sold	25,613.5	24,757.9	23,364.3

(1)	Includes NGV, fuel oil, kerosene and lubricants.

Distribution infrastructure. Ipiranga operated through 88 storage terminals as of December 31, 2014 that were strategically located to facilitate fast and economic delivery of its products. There are two types of facilities: primary storage terminals, generally located near the coast and major cities, which are supplied by refineries through pipelines, and secondary storage terminals, which are mainly located inland, and are supplied by primary terminals by railroad or through road transportation for locations not accessible by railroad. Ethanol is supplied to the terminals by road.

Ipiranga has its own fleet of trucks through its transportation company, Tropical, which was responsible for transportation of 28% of the volume of fuels sold by Ipiranga in 2014, with the remaining portion of the transportation provided by third parties.

Resellers. Ipiranga generally enters into three types of arrangements with resellers in which: (i) it owns land, equipment and buildings for a service station that it leases to an operator, (ii) a third party owns land, and leases it to Ipiranga and it constructs a service station facility or make improvements to an existing facility and leases the station to an operator and (iii) the operator or a third party owns the land and constructs a service station facility or makes improvements to an existing facility that is typically financed by Ipiranga. Under the terms of the contracts and in accordance with applicable law, each reseller operating under Ipiranga’s brand must purchase fuels exclusively from us. For the year ended December 31, 2014, 75% of Ipiranga’s volume sold was through resellers.

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

In 2009, Ipiranga created Km de Vantagens, a pioneer customer loyalty program in the fuel industry that provides awards and benefits to customers and resellers. Ipiranga developed strategic partnerships to broaden the scope of the program and the benefits for its clients and resellers, including partnerships in areas of entertainment, tourism, magazines and airline tickets, among others. By the end of 2014, Km de Vantagens, the largest loyalty program in Brazil, had more than 18 million clients registered. Each year, Ipiranga seeks new initiatives to add further value to the program, maintain current participants and increase the number of new participants.

In 2010, through its am/pm convenience stores, the largest convenience store network in Brazil, Ipiranga began lauching initiatives to increase product offerings through the launch of private label products, including energy drinks and snacks, and the expansion of the am/pm bakeries, providing to resellers an additional source of income, as well as strengthening the am/pm brand. In 2014, Ipiranga launched a new beer purchase experience through its Beer Cave, which is a refrigerated container that stores more than 100 brands of beer. Ipiranga ended 2014 with 1,708 am/pm stores, 360 bakeries and 104 Beer Caves.

In November 2012, Ipiranga launched ConectCar. See “Item 4.A. Information on the Company — History and Development of the Company” and “Item 4.B. Information on the Company — Business Overview — Our Strategy — Enhance retail network.”

The Jet Oil units, Ipiranga’s lubricant-changing and automotive service specialized network, ended 2014 with 1.337 franchises, including 251 Jet Oil Motos, the first specialized lubricant-changing and service network for motorcycles.

In 2014, we entered into partnerships with Shoptime, the first Brazilian home shopping tv channel, which also operates via the Internet and catalog. The customers are offered more than 100 thousand products, from home care to electronics.

In order to strengthen the am/pm convenience stores´ product offering and operations, Ipiranga launched in 2014 its own supply solution. The am/pm Suprimentos concentrates logistics, sales and customer service of the convenience stores main products in just one structure. This initiative aims to streamline the am/pm´s convenience store operation, increase the competitiveness of franchisees and ensure higher quality product range. At the end of 2014 am/pm Suprimentos supplied the stores of Rio de Janeiro and Espírito Santo states with products from Coca-Cola, InBev, Nestle, Mondelez, Heineken, among others.

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

Since 2013, Ipiranga is a signatory of the UN Global Compact, an initiative sponsored by the United Nations formed by companies, institutions and the society. Its main goal is to mobilize the international business community to adopt internationally accepted business practices in the areas of human rights, labor relations, environment and anti-corruption intended to promote sustainable growth and civic awareness. Ipiranga annually publishes a Communication of Progress—COP—showing projects and actions taken during the year to comply with the UN Global Compact.

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

Storage of fuels. Ipiranga stores its fuels in large tanks at each of its facilities located throughout the regions in which it operates. Primary facilities receive fuels directly from Petrobras by pipeline and from distilleries by railroad and road transportation and secondary facilities are supplied by railroad and truck. See “Item 4.D. Information on the Company — Property, Plant and Equipment.” In 2014, Ipiranga’s storage capacity was 568,161 cubic meters. Based on its 2014 average sales, Ipiranga can store approximately eight days of fuel supply, in line with the average stock period of the fuel distribution industry. Accordingly, an interruption in the production of oil-based fuels for longer than that time period could result in shortages, such as the one that occurred during the Petrobras strike in 1995.

Competition. Ipiranga’s main competitors in 2014 were:

•	Petrobras Distribuidora S.A. (“BR”), a subsidiary of Petrobras, which has been operating in the Brazilian fuel distribution sector since 1971. BR is the Brazilian market leader and operates throughout the entire country.

•	Raízen Combustíveis S.A. (“Raízen”), a joint venture between Cosan S.A. (“Cosan”) and Shell International Petroleum Company Limited (“Shell”), a subsidiary of Royal Dutch Shell. Cosan is the largest producer of sugar and ethanol in Brazil, having entered the fuel distribution market in 2008, when it acquired Esso’s fuel distribution business in Brazil. In June 2011, Cosan established Raízen, a joint venture with Shell in June 2011 by combining certain of their respective assets, including their respective distribution businesses.

•	Alesat, a domestic Brazilian fuel distributor created in 2006 as a result of the merger of Ale and Satelite, is present in 21 states. In December 2008, Alesat acquired the fuel distribution business of Repsol YPF in Brazil.

The following table sets forth the market share of Ipiranga and its competitors based on ANP data:

	Year ended December 31,
Distributor(1)	2014	2013	2012
Petrobras	32.8	33.3	33.8
Ipiranga	21.3	21.8	21.5
Raízen	18.8	18.2	17.7
Alesat	4.1	4.1	3.9
Others	23.0	22.7	23.1

Total cubic meters	100.0	100.0	100.0

(1)	Volume sold of gasoline, ethanol and diesel.

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

The following graphs show sales volumes for the Brazilian market and Ipiranga for the periods indicated:

(1)	Diesel, gasoline, ethanol and NGV (Source: ANP and Sindicom). Information provided by ANP and Sindicom are subject to retroactive adjustments and, therefore, can differ from the information contained herein.

Quality. In 1998, Ipiranga’s terminal in Londrina (PR), received the first ISO 14001 (Environmental Management System) certificate for a fuel distribution terminal in Latin America. In the same year, Ipiranga’s lubricant factory located in Rio de Janeiro obtained an ISO 9001 (Quality Management System). One year later, Ipiranga’s Betim terminal obtained ISO 9001 and ISO 14001 certifications and in 2008 the OHSAS 18001 (Safety and Occupational Health Management System) certificate. These certifications are reaffirmed every three years. Furthermore, since 2002, Ipiranga has adopted its own environmental management system through a program named SIGA, which applies what we believe to be the highest international standards to its policies and practices. Initially focused only on environmental initiatives, in 2009 the program expanded its scope to include areas such as safety, health, quality and social responsibility, in order to align the operations of its terminals to a broader vision of sustainability, becoming SIGA+ (Ipiranga’s management system applied to health, safety, environment, quality and social responsibility). The program included audits in 2010 to verify the results of its implementation and to identify areas of improvement. Since then, SIGA+ grew from 23 operational units audited in 2010 to 46 in 2014, including some offices and all owned storage terminals and joint operated terminals.

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

First generation companies. Brazil’s first generation companies, which are referred to as “crackers”, break down or “crack” naphtha (a by-product of the oil refining process), their principal feedstocks, into basic petrochemicals In Brazil, the crackers supply their naphtha requirements from Petrobras and through imports. Currently, Petrobras is the major Brazilian producer of naphtha. The basic petrochemicals produced by the crackers include olefins, primarily ethylene, propylene and butadiene, and aromatics, such as benzene, toluene and xylenes. Braskem has three naphtha-cracker plants, located in Camaçari, in Triunfo and in Mauá. Brazil’s naphtha cracker units sell these basic petrochemicals to second generation companies. The basic petrochemicals, which are in the form of either gases or liquids, are transported to the second generation companies through pipelines for further processing. This sector passed through a restructuring process, with the emergence of Braskem as the main player and Petrobras as a relevant minority shareholder.

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

In 2014, there were about 50 second generation companies operating in Brazil, including Oxiteno. The intermediate petrochemicals are produced in solid form (as plastic pellets or powders) and in liquid form and are transported through roads, railroads or by ship to third generation companies.

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

The São Paulo complex, located in the municipality of Santo André and Mauá in the state of São Paulo, was created in 1972 and is the oldest petrochemical complex in Brazil. Braskem, supplies first generation petrochemicals to 25 second generation companies including Oxiteno. Braskem has an ethylene production capacity of 700 thousand tons per annum.

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

Oxiteno

We operate in the chemical sector through the second generation company, Oxiteno, a wholly owned subsidiary of Ultrapar and major producer of specialty chemicals. Oxiteno is the only producer of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers and methyl-ethyl-ketone in Brazil, as well as the only producer of fatty alcohol in Latin America. Besides a plant in Venezuela, Oxiteno is the only ethylene oxide producer in South America. Its products are used in a broad range of industrial sectors, such as cosmetics, detergents, crop protection chemicals, polyester, packaging, coatings and oil industry. During the year ended December 31, 2014, Oxiteno sold 780 thousand tons of chemical and petrochemical products.

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

Commodity products. The following are Oxiteno’s principal commodity products and their principal uses and markets:

Ethylene oxide. Ethylene oxide is a colorless and highly flammable gas at room temperature and atmospheric pressure. Ethylene oxide is produced in a continuous production process by gaseous phase catalytic partial oxidation of ethylene by oxygen at high temperature and pressure. In 2014, Oxiteno used 98% of its ethylene oxide production in the production of derivatives and sold the remaining 2% to other chemical companies.

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

Domestic sales. The Brazilian petrochemicals industry seeks to prioritize demand from the domestic market, where there is greater value added, although sales are also made to the overseas market. While Oxiteno sells the larger part of its commodities and specialty chemicals in Brazil, production capacity exceeds domestic market demand, with Oxiteno exporting surplus production to more than 40 countries in Asia, Latin America, Europe and North America. Oxiteno maintains production capacity above local demand for strategic reasons. For the years ended December 31, 2014, 2013 and 2012, 29%, 31% and 29% of Oxiteno’s net revenue from sales and services, respectively, were from sales outside Brazil. For the years ended December 31, 2014, 2013 and 2012, 29%, 30% and 27% of Oxiteno’s sales volume, respectively, were from sales outside Brazil.

The following table shows Oxiteno’s domestic market sales volume by market segment for the period indicated:

	Year Ended December 31,
Market sector	2014	2013	2012
	(in thousand tons)
Polyester	101.9	84.0	110.9
Cosmetics and detergents	121.5	115.4	108.9
Crop protection	98.4	104.6	104.1
Distributors	56.7	58.8	56.2
Coatings	54.6	54.7	48.9
EO / DOT (brake fluids)	38.1	38.7	34.0
Performance Products(1)	28.6	27.7	30.3
Glycols	19.8	24.2	27.9
Oil and Gas	30.2	28.5	26.0
Others(2)	7.7	8.8	5.8

Total Brazilian market	557.3	545.5	553.1

(1)	Includes food, civil construction, textiles, leather and paper.
(2)	Includes mineral oils and polymers.

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

The following table sets forth Oxiteno’s sales by volume for each geographic market served by Oxiteno in the periods indicated:

	Year Ended December 31,
Breakdown of sales volume outside Brazil	2014		2013		2012
	(in thousand metric tons and percentage of the total)
From Oxiteno Brazil
Mercosur (not including Brazil)	43,4	18%	42.1	17%	56.3	27%
NAFTA	13,2	5%	22.3	9%	20.0	10%
Asia	19.8	8%	18.7	8%	21.0	10%
Europe	13.7	6%	13.4	6%	11.3	5%
Other	14.6	7%	16.6	7%	13.6	7%

Sub-Total	104.6	43%	113.1	46%	122.2	59%
From Oxiteno Mexico
Mexico	34.9	14%	37.6	15%	39.7	19%
USA	15.9	7%	14.0	6%	17.0	8%
Other	9.9	4%	7.3	3%	6.6	3%

Sub-Total	60.7	27%	58.9	24%	62.2	30%
From Oxiteno Andina
Venezuela	8.0	3%	17.3	7%	15.8	8%
Other	0.7	0%	0.3	0%	1.0	0%

Sub-Total	8.7	4%	17.6	7%	16.8	8%
From Oxiteno Uruguay
Brazil	24.4	12%	23.6	3%	3.3	1%
Uruguay	11.6	5%	13.7	6%	1.8	1%
USA	0.7	0%	1.1	0%	0.1	0%
Other	15.3	8%	12.0	5%	1.7	1%

Sub-Total	52.0	24%	50.4	22%	6.9	3%
From Oxiteno USA
USA	5.6	3%	3.7	2%	0.3	0%
Sub-Total	6.0	3%	3.7	2%	0.3	0%

Total	232.1	100%	230.1	100%	208.4	100%

Oxiteno exports a wide variety of chemical products including glycols, MEK, ethoxylated alkylphenols, glycol ether acetates, glycol ethers, ethanolamines and surfactants.

Since 2003, Oxiteno has focused on establishing a growing presence in the Mexican market for specialty chemicals and creating a distribution platform for its product sales to the United States.

For the year ended December 31, 2014, Oxiteno Mexico’s sales volume totaled 63,851 tons, representing an 8% increase compared to the year ended December 31, 2013, and a 15% compound average growth rate over 2004, the first year that its plants operated under Oxiteno’s management. We believe Oxiteno Mexico’s success represents a positive step in our expansion outside Brazil, and also strengthens Oxiteno’s brand.

In September 2007, Oxiteno acquired 100% of the shares of Arch Andina in Santa Rita, Venezuela (renamed Oxiteno Andina). For the year ended December 31, 2014, Oxiteno Andina’s sales volume totaled 9,193 tons, representing a decrease of 50% compared to the year ended December 31, 2013, due mainly to Oxiteno´s decision to reduce the operating level in Venezuela due to limitations in importing raw materials in that country. See “Item 4.A. Information on the Company — History and Development of the Company.”

In April 2012, Oxiteno acquired a specialty chemicals plant in Pasadena, Texas. For the year ended December 31, 2014, sales volume from the plant totaled 6,242 tons. See “Item 4.A. Information on the Company — History and Development of the Company.”

In November 2012, Oxiteno acquired of 100% of the shares of American Chemical, a Uruguayan specialty chemicals company. For the year ended December 31, 2014, American Chemical’s sales volume totaled 56,992 tons. See “Item 4.A. Information on the Company — History and Development of the Company.”

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

In 2014, Oxiteno’s main customers in the domestic market included Monsanto, which mainly purchases ethanolamines, Syngenta, Indústrias Gessy Lever Ltda. (Unilever), which mainly purchase surfactants and MEGlobal, which mainly purchases glycols. In the international market, Oxiteno sells both to industrial customers, including Unilever Argentina, Monsanto, Procter&Gamble, and Syngenta, as well as trading companies and other third-party distributors. In 2014, Oxiteno’s ten largest customers accounted for 34% of its net revenue from sales and services. No single customer accounted for more than 6% of Oxiteno’s net sales in such year.

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

Oxiteno’s principal competitors are Shell Chemical, Dow Chemical, LyondellBasell, Clariant, BASF S.A., Solvay and Stepan.

Research and development. Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. As of December 31, 2014, 123 employees of Oxiteno were engaged in research and development and engineering activities. Oxiteno’s research and development expenditures in 2014, 2013 and 2012 were R$36 million, R$28 million and R$24 million, respectively. In 2004, Oxiteno founded its own “Science and Technology Council”, with six of the world’s major specialists in surfactants as members. These specialists, with experience in the surfactant industry or in the academic environment in the US, Europe and Latin America, follow the trends and opportunities in the sector. Since 2004, the council, currently composed of five specialists, has met once a year in São Paulo to analyze Oxiteno’s research and development project portfolio, as well as the management methodology applied. Their recommendations enable Oxiteno to improve its research and development activities’ efficiency, as well as to broaden the reach of its partnerships with international entities. In addition, Oxiteno has created specific scientific councils with specialists from its main segments.

Oxiteno’s investments in research and development have resulted in the introduction of 55 new applications for its products during the last three years. Oxiteno will continue to invest in research and development focused on developing new product applications to meet clients’ needs.

Raw materials. Oxiteno’s principal raw material is ethylene. For the year ended December 31, 2014, ethylene was responsible for 35% of Oxiteno’s variable costs of production and 30% of its total cost of sales and services. Among Oxiteno’s other raw materials, the principal materials include palm kernel oil, C4, butyl alcohol, primary fatty amine and phenol. Supply of ethylene constitutes an entry barrier for new ethylene oxide producers in Brazil since the current production capacity of ethylene by Brazilian crackers is committed to existing second generation companies, including Oxiteno, and significant investments are needed for the construction of a new cracker. Additionally, ethylene’s transport and storage is complex and expensive because it must be kept at a temperature below -200 degrees Fahrenheit (-100 degrees Celsius) during transportation and storage, therefore importing and exporting of ethylene is generally uneconomical. Accordingly, the naphtha crackers, such as Braskem, are largely dependent for their sales upon the second generation petrochemical companies, such as Oxiteno, located in the respective petrochemical complexes.

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

The following table shows the average ethylene prices referenced to the North-Western Europe (NWE) contract prices:

NWE
(US$/ton)
2014
First Quarter	1,647
Second Quarter	1,603
Third Quarter	1,574
Fourth Quarter	1,326
Maximum Price in Year	1,676
Minimum Price in Year	1,245
Year Average	1,534
2013
First Quarter	1,707
Second Quarter	1,567
Third Quarter	1,608
Fourth Quarter	1,654
Maximum Price in Year	1,719
Minimum Price in Year	1,509
Year Average	1,634
2012
First Quarter	1,593
Second Quarter	1,660
Third Quarter	1,471
Fourth Quarter	1,661
Maximum Price in Year	1,770
Minimum Price in Year	1,269
Year Average	1,596

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

Other raw materials. For the year ended December 31, 2014, other raw materials, such as palm kernel oil, C4, butyl alcohol, acetic acid, nonene, phenol, primary fatty amine, ethanol, oxygen, base oils, ammonium and other accounted for approximately 35% of Oxiteno’s variable costs and 30% of its total costs of sales and services.

Oxiteno generally obtains these other raw materials from a variety of sources, except for phenol, which Oxiteno purchases principally from a single supplier, Rhodia Poliamida Especialidades Ltda., and for C4, which is supplied by Braskem in Triunfo.

Utilities. Electric power, steam and natural gas are the main utilities required for Oxiteno’s production. Part of the electricity and steam used by Oxiteno is generated internally and part is purchased from electricity companies and third-party suppliers of steam in the regions where Oxiteno’s plants are located. Natural gas is purchased from local companies. In 2014, electric power represented 2% of Oxiteno’s variable costs.

Income tax exemption status. Brazilian legislation provides a 75% income tax reduction for businesses located in the northeast region of Brazil a 75% income tax reduction, which depends of SUDENE’s (Development Superintendence of the Northeast) formal and previous consent. Oxiteno is entitled to this tax benefit at Oxiteno Nordeste’s and Oleoquímica’s plants in Camaçari, due in 2016 and 2022, respectively. The total amount of SUDENE’s income tax exemption for Oxiteno for the years ended December 31, 2014 and 2013 was R$49 million and R$42 million, respectively. For further information see Note 9(c) to our 2014 consolidated financial statements.

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

Oxiteno developed an important project to increase the use of renewable raw materials, the oleochemical unit, which uses palm kernel oil, extracted from the palm seed, to produce fatty alcohols and its by-products. After the start-up of the oleochemical unit, the share of renewable raw materials in Oxiteno’s raw materials total costs reached 22% in 2014, compared with 8% in 2007. In 2010, Oxiteno joined the Roundtable on Sustainable Palm Oil, an organization that works to regulate the sustainable plantation of palm, aiming to strengthen its regional leadership and its sustainability practices.

Storage services for liquid bulk

Ultracargo

Ultracargo is the largest provider of storage for liquid bulk in Brazil. Ultracargo’s main differentiating characteristic is the strategic location of its facilities, located close to the main Brazilian ports and rail junctions in Brazil. Ultracargo stores and handles liquid bulk, mainly chemicals, fuels and vegetable oil. Ultracargo also offers ship loading and unloading services, the operation of pipelines, logistics programming and installation engineering. Ultracargo’s ten largest clients accounted for 76% of its revenues in 2014, with its three largest clients, Braskem, Petrobras and Oxiteno accounting for 21%, 15% and 8%, respectively, of Ultracargo’s revenues. Ultracargo’s strategic location of its operations, close to the main Brazilian port terminals, railroad junctions and roads, is one of the company’s main strengths and a key driver of integrated services profitability. As of December 31, 2014, Ultracargo operated storage facilities with a capacity of 824 thousand cubic meters. Ultracargo’s history is one of pioneering logistics solutions in the Brazilian market. The latest available data shows that Ultracargo accounted for 71% of all tank capacity for liquids at the Aratu port in the State of Bahia, which serves South America’s largest petrochemicals complex. The company is also present in the port of Santos, in the state of São Paulo, which was responsible for 26% of the Brazilian foreign trade in 2014. The Santos terminal, which started operating in mid-2005, has become the largest storage facility operated by Ultracargo after the integration of the terminals acquired from União Terminais in 2008. In December 2009, with the acquisition of Puma, Ultracargo added 83.4 thousand cubic meters to its current capacity. In May 2012, Ultracargo acquired a liquid bulk storage terminal in Itaqui port, in the State of Maranhão, that added 55 thousand cubic meters to Ultracargo’s current capacity. See “Item 4.A. Information on the Company — History and Development of the Company.”

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

Ultracargo completed the construction of another intermodal terminal in Santos in mid-2005. This project is Ultracargo’s second port installation to integrate road, rail and maritime transportation systems, the first being Aratu. Ultracargo’s investment in this terminal was approximately R$80 million. The terminal occupies an area of approximately 64 thousand square meters that hosts 34 thousand cubic meters of tankage space for chemical products, 40 thousand cubic meters for ethanol and 38 thousand cubic meters for vegetable oils. The terminal was built in partnership with Crystalsev, later assumed by Cosan, and Cargill/Coinbra whose capacity is exclusively operated by Ultracargo. In 2007, Ultracargo also expanded its liquid storage capacity with the addition of 10 thousand cubic meters to Aratu.

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

Income tax exemption status. Brazilian legislation provides a 75% income tax reduction for businesses located in the northeast region of Brazil, which depends of SUDENE’s (Development Superintendence of the Northeast) formal and previous consent. Ultracargo is entitled to this tax benefit in its Aratu terminal, valid through 2022, and its Suape terminal, valid through 2020. The total amount of SUDENE’s income tax exemption for Ultracargo for the years ended December 31, 2014 and 2013 was R$10.5 million and R$1.7 million, respectively. For further information see Note 9(c) to our consolidated financial statements.

On December 30, 2014, Ultracargo filed its request for SUDENE’s tax benefit for its Itaqui Terminal.

Quality. In 2007, Ultracargo’s terminal in Aratu obtained an ISO 14001 certification and underwent re-certification processes, being the last one in 2012. The evaluation process occurred under a unified Quality Management System for the entire country. Paulínia terminal obtained the ISO 14001 certification in 2004 and underwent re-certification processes, being the last one in 2012. The adequate treatment of the environment as a central element of Ultracargo’s strategy is also present in the Santos terminal, designed and built to meet the highest safety and environmental standards, consequently obtaining the ISO 14001 certification in 2002 and OHSAS 18001 in 2003. In 2011, Suape terminal obtained an ISO 14001 certification. In 2012, Suape and Aratu terminals obtained OHSAS 18001 certification. In 2013, Paulínia terminal obtained OHSAS 18001 certification. In 2014, the Aratu terminal was recognized for its performance in Health, Safety and the Environment by Industrial Development Committee of Camaçari (Cofic).

Retail Pharmacy

Industry Overview

The retail pharmacy business in Brazil is responsible for the purchase, distribution and resale of medicines to end consumers through drugstores. It is also a common practice in this industry to sell beauty and personal care products as well as certain convenience products at drugstores. Its main suppliers are pharmaceutical producers and beauty and personal care producers.

The retail pharmacy business is a highly regulated industry. In Brazil, the regulation of the sector is divided among the Brazilian government, the state governments and municipalities. The Brazilian government enacts laws and regulations of general applicability, which are enforced and complemented by actions of the state governments and municipalities. At the federal level, the health and pharmaceutical sectors are regulated and supervised by the Ministry of Health, through ANVISA, established by Federal Law No. 9,782, of January 26, 1999.

The main rules governing the retail pharmacy business in Brazil are related to pricing of medicines and the restrictions in the handling, transportation, storage and sale of these products. Every year, as of April 1, the government approves maximum wholesale and consumer price adjustments of medicines, according to a metric that includes inflation and the level of competition in each product category. Brazilian drugstores, unlike in the United States and other countries throughout the world, are not allowed to offer a wide range of sundry products, such as fresh food, cleaning products and office supplies, among others. In Brazil, the area occupied by drugstores is usually smaller than 300 square meters.

Brazilian drugstores’ total revenues, according to data from IMS Health and ABIHPEC, exceeded R$73 billion in 2014, a 10% growth compared to 2013. We believe the sector has potential for continued growth, mainly due to (i) the aging population; (ii) higher levels of disposable income among consumers; (iii) greater access to medicines, especially due to the growing prominence of generic drugs; and (iv) the growing demand for personal care and beauty products. In addition, consolidation of the sector, supported by increasing market formalization and consequent investments, is in its early stages, with the top ten drugstore chains in Brazil accounting for only 35% of the overall market revenues. According to IMS Health, there were approximately 68 thousand drugstores in Brazil in 2013.

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

Similar medicine—Medicines containing the same or more active ingredients and the same concentration, manner of administration, dosage and therapeutic indication as the reference medicine, marketed under a different trademark that did not undergo the bioequivalence testing to prove its efficacy, safety and quality. Similar medicines, like generic medicines, can only be produced and sold after expiration or waiver of the patent for the comparable reference medicine. As the producers do not submit similar medicines to bioequivalence testing, which is an expensive process, similar medicines are usually cheaper than generic medicines and reference medicines. From 2014 onwards, companies producing similar medicines will be required to perform bioequivalence tests.

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

According to ABRAFARMA, the sale of medicines accounted for 67% of the total sales of its members in the retail pharmacy business in Brazil in 2014, and products other than medicines accounted for the remaining 33% of the sales. Sales of OTC products during the winter are usually higher than in warmer seasons, while sales of personal care products during the summer are usually higher than in other seasons.

The following chart shows the supply process of retail pharmacy in Brazil:

Extrafarma

Benefitting from over 50 years of activity in the wholesale and retail of pharmaceutical products and an experienced management team, Extrafarma is a leading drugstore chain in the regions in which it operates. Extrafarma operates in areas where recent sales growth rates have been above the national average, which we believe presents attractive potential for future growth.

As of December 31, 2014, Extrafarma operated 223 drugstores in six states in the North and Northeast regions of Brazil (99 in Pará, 10 in Amapá, 52 in Maranhão, 52 in Ceará, 3 in Piauí and 7 in Rio Grande do Norte). Extrafarma operates two distribution centers in Belém, in the state of Pará, and in Aquiraz, in the state of Ceará, which are responsible for supplying all of our stores.

Extrafarma – Number and aging of drugstores

Extrafarma operates both in the retail and wholesale of pharmaceutical products. In 2014, Extrafarma’s gross revenues reached R$1 billion, of which the retail business represented approximately 85% and the wholesale business represented approximately 15%.

Extrafarma’s main strategy is focused on the retail business, which is responsible for the larger share of its revenues. Within this business, Extrafarma’s product mix consists of all the main types of pharmaceutical products (branded medicine; generic medicine; similar medicine; OTC) in addition to personal care products and convenience products. In 2014, out of Extrafarma’s revenues in the retail business, branded medicines represented 31%, generic/similar medicines represented 15%, OTC 10%, convenience products represented 24% and personal care products represented 20%.

On the wholesale side, Extrafarma operates as a distributor of both pharmaceutical and personal care products, strengthening relationships with our suppliers. We purchase the products from manufacturers and sell them to other drugstore chains and independent retailers, which are serviced through Extrafarma’s own and leased truck fleet. In 2014, the average payment term of Extrafarma’s sales to independent retailers was 38 days.

Extrafarma has a loyalty program called Club Extra (www.clubextra.com.br) under which registered customers are rewarded with points when they buy products at its drugstore chain. The customers may exchange these points, during the period of one year, for prizes offered by its partners. Points received by Extrafarma’s customers may be exchanged for points of Multiplus Fidelidade and for pre-paid mobile phone credits.

Ultrapar’s plan is to strengthen and accelerate the expansion of Extrafarma through (i) increased investment capacity, (ii) access to retail space in Ipiranga’s service stations and Ultragaz’s resellers, with over 12 thousand potential retail outlets; and (iii) strengthening Extrafarma’s management through the implementation of Ultrapar’s recognized corporate governance, incentives, and alignment of interests. These mechanisms also contributed to an efficient integration of the operations into Ultrapar and to the development of business models that are attractive to Extrafarma’s, Ipiranga’s and Ultragaz’s consumers, thus increasing differentiation potential in each of these businesses.

Competition. The consolidation process of the retail pharmacy business is in its early stages.

The drugstore chains associated to ABRAFARMA represented an estimated 42% of the total revenues in the sector in 2014. There were more than 20 drugstore chains associated to ABRAFARMA in 2014. Another 31% of the revenues came from independent drugstores. According to ABRAFARMA the main players in Brazil are Raia Drogasil, DPSP, Pague Menos, Brasil Pharma, Araujo, Panvel and Nissei.

See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments—Description of the Association with Extrafarma.”

Oil Refining

RPR consists of a refinery in the city of Rio Grande, in the state of Rio Grande do Sul, in the Southern region of Brazil. The refinery’s nominal capacity is 17,000 barrels per day, and its principal products include gasoline, diesel, naphtha, fuel oil, LPG, kerosene, asphalt and special solvents. In 2014, the average production of the refinery was 13,385 barrels per day, which represented 79% of its nominal capacity and less than 1% of the total Brazilian oil refining capacity, according to ANP data. Ultrapar currently owns approximately one third of the capital of RPR. See “Item 4.A. Information on the Company — History and Development of the Company — Description of the Acquisition of Ipiranga Group.” RPR’s results are accounted for using the equity method, as share of profit of joint ventures and associates. Results generated by the oil refining operations are not significant to Ultrapar. In 2014, the share of profits from RPR operations recognized into Ultrapar’s results amounted to R$0.1 million, corresponding to less than 1% of Ultrapar’s consolidated net income for the year.

Between 2011 and third quarter of 2014, RPR faced a challenging operating scenario, due to costly raw materials and controlled selling prices that have not followed these variations in raw material costs. From August 2014 there was a sharp reduction in the international crude oil prices, reaching in December 2014 the lowest level since June 2009 (US$63 per barrel). Despite the reduction in oil prices, the prices of oil –based fuels in Brazil have increased during the same period, helping improve RPR´s margins. No assurance can be given that market conditions will not change throughout this year or that RPR will be able to continue to operate profitably. See “Item 4.A. Information on the Company — History and Development of the Company.”

Insurance

We maintain insurance policies covering all the facilities of our wholly owned subsidiaries, which we consider appropriate to cover the risks to which we believe we are exposed, including but not limited to loss and damage from fire, lightning, explosion of any nature, windstorm, plane crash and electrical damage. The maximum compensation values based on the maximum possible loss that could result from specific location, as of December 31, 2014, are shown below:

	Maximum compensation value(*)
Oxiteno	US$	1,104
Ipiranga	R$	705
Ultracargo	R$	550
Ultragaz	R$	250
Extrafarma	R$	100

(*)	In millions. Currency as indicated.

We have general liability insurance that covers all our wholly owned subsidiaries with coverage of up to a maximum of US$400 million as of December 31, 2014 for losses and damage incurred by third parties as a result of any accidents that occur in connection with our commercial/industrial operations and/or the distribution and sale of our products and services.

We maintain Directors & Officers Liability (D&O) insurance policies to indemnify members of the board, fiscal council and executive officers of Ultrapar and its subsidiaries (insureds) in the total amount of US$50 million, which covers any insured liabilities resulting from wrongful acts, including any act or omission or any matter claimed against them solely by reason of his or her serving in such capacity, except if the act, omission or the claim is consequence of gross negligence or willful misconduct.

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

The following chart shows our organizational structure(1) for our principal subsidiaries as of December 31, 2014:

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

On January 31, 2014, we closed the Extrafarma Transaction, pursuant to which Extrafarma became our wholly owned subsidiary. Extrafarma operates a retail and wholesale pharmacy business in the North and Northeast regions of Brazil. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments — Description of the Extrafarma Transaction.”

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

The following table sets forth the total storage capacity, total filling capacity during 2014 and the 2014 average filling utilization for each of Ultragaz’s primary and secondary filling stations and satellite stations.

Base	Type	Total storage capacity	Filling capacity		2014 average filling utilization rate
		(in tons)	(in tons per month)
Capuava	Primary	720	14,449		59%
Santos	Primary	2,400	3,608		67%
São José dos Campos	Primary	960	5,850		64%
Rio de Janeiro	Primary	480	5,850	(1)	89%
Barueri	Secondary	1,500	5,850		90%
Araraquara	Satellite	60
Mauá	Satellite	720
Pouso Alegre	Satellite	60
Paulínia	Primary	2,260	9,982		93%
Araucária	Primary	240	9,693		87%
Canoas	Secondary	600	4,750		84%
Betim	Secondary	480	9,360	(1)	57%
Imbiruçu	Satellite	372
Ribeirão Preto	Secondary	180	4,646		85%
Goiânia	Secondary	360	5,850		74%
São José do Rio Preto	Satellite	60
Araçatuba	Satellite	180
Bauru	Satellite	60
Cascavel	Satellite	120
Londrina	Satellite	60
Blumenau	Satellite	60
Chapecó	Satellite	60
Florianópolis	Satellite	60
Joinville	Satellite	60
Caxias do Sul	Satellite	60
Ponta Grossa	Satellite	60
Sorocaba	Satellite	120
Mataripe	Primary	900	21,508	(1)	74%
Suape	Primary	480	5,962		101%
Caucaia	Secondary	420	7,371	(1)	98%
Aracaju	Secondary	240	4,263		94%
Juazeiro	Satellite	60
João Pessoa	Satellite	60
Pirajá — Salvador	Satellite	60
Aracruz	Secondary	120	4,212		34%
Barra de São Francisco	Secondary	360	2,400		30%

Total		15,052	125,604		76%

(1)	These facilities operated with more than one 8-hour shift per day.

Note: Facilities with more than 100% average filling utilization rate operated during and outside of normal business hours.

In addition, Ultragaz maintains headquarters in the city of São Paulo and regional offices in the areas in which it operates. Ultragaz also maintains 57 points of sales.

Ipiranga

Distribution of fuels is carried out through an extensive network of primary and secondary storage terminals. Primary storage terminals are generally located near refineries and are used as storage terminals for products to be transported either to secondary storage terminals or to large customers and TRRs. Distributors own their storage terminals (Owned), lease space in third parties’ storage terminals (Third Party Agreement — TPA) or participate in pools (Joint-Operated terminals — JO) that serve two or more distributors. The following table sets forth the total storage capacity and ownership structure for each of Ipiranga’s primary and secondary facilities in 2014.

Base	Type	Owner Structure of Storage Teminal	Storage Capacity (m³)
Açailândia	Secondary	JO operated by others(2)	1,875
Araucária	Primary	TPA(1)	16,150
Araucária	Primary	JO operated by others(2)	53,959
Bagé	Secondary	Owned	5,199
Barcarena	Primary	Owned	8,680
Barra do Piraí	Secondary	MRS(3)	816
Barueri	Primary	TPA(1)	6,100
Bauru	Secondary	TPA(1)	375
Bauru	Secondary	Owned	3,285
Belém	Primary	Owned	11,238
Belém	Primary	TPA(1)	1,700
Belo Horizonte MRS	Secondary	MRS(3)	45
Betim	Primary	JO operated by Ipiranga(2)	11,925
Betim	Primary	JO operated by others(2)	7,150
Biguaçu	Primary	TPA(1)	2,471
Brasília	Primary	JO operated by others(2)	4,299
Cabedelo	Primary	TPA(1)	10,464
Campo Grande	Secondary	Owned	3,405
Campos	Secondary	JO operated by Ipiranga(2)	4,540
Canoas	Primary	Owned	25,252
Cascavel	Secondary	Owned	2,892
Caxias	Primary	Owned	36,091
Caxias	Primary	JO operated by others(2)	6,695
Chapadão do Sul	Secondary	TPA(1)	1,000
Cruz Alta	Secondary	Owned	4,299
Cubatão	Secondary	TPA(1)	2,463
Cuiaba	Primary	Owned	1,051
Cuiaba	Secondary	TPA(1)	75
Esteio	Secondary	TPA(1)	400
Fortaleza	Primary	TPA(1)	6,810
Goiânia	Primary	JO operated by others(2)	5,693
Goiânia	Primary	TPA(1)	130
Governador Valadares	Primary	Owned	3,229
Guamare	Secondary	JO operated by others(2)	1,922
Guaramirim	Primary	TPA(1)	250
Guarapuava	Primary	Owned	5,678
Guarulhos	Secondary	TPA(1)	4,329
Imbiruçu	Primary	JO operated by Ipiranga(2)	5,085
Itabuna	Primary	TPA(1)	246
Itaguaí MRS	Primary	MRS(3)	630
Itaituba	Secondary	Owned	1,304
Itajaí	Secondary	JO operated by Ipiranga(2)	8,721
Jequié	Primary	JO operated by others(2)	2,504
Juazeiro	Primary	JO operated by others(2)	1,821
Jundiaí MRS	Secondary	MRS(3)	91
Lages	Secondary	TPA(1)	385
Londrina	Secondary	JO operated by Ipiranga(2)	4,413
Macapá	Secondary	JO operated by Ipiranga(2)	2,031

Base	Type	Owner Structure of Storage Teminal	Storage Capacity (m³)
Maceió	Secondary	JO operated by others(2)	6,895
Manaus	Primary	Owned	2,975
Manaus	Primary	TPA(1)	3,300
Marabá	Primary	TPA(1)	213
Maringá	Secondary	TPA(1)	7,543
Montes Claros	Secondary	Owned	1,128
Munguba	Secondary	Owned	12,219
Ourinhos	Secondary	Owned	5,152
Ourinhos	Secondary	Owned	2,156
Passo Fundo	Secondary	JO operated by Ipiranga(2)	9,534
Paulínia	Primary	Owned	8,054
Paulínia	Primary	Owned	3,461
Paulínia	Primary	TPA(1)	170
Paulínia	Primary	JO operated by Ipiranga(2)	30,069
Piaceguera MRS	Primary	MRS(3)	60
Porto Velho	Secondary	Owned	5,559
Pres. Prudente	Secondary	Owned	2,712
Ribeirão Preto	Primary	JO operated by others(2)	14,856
Rio Grande	Secondary	TPA(1)	5,588
Santa Maria	Primary	Owned	5,763
Santarém	Secondary	Owned	879
São Brás Suaçui	Secondary	MRS(3)	2,736
São Caetano	Secondary	Owned	21,468
São Francisco do Conde	Secondary	TPA(1)	4,296
São José do Rio Preto	Primary	Owned	6,576
São José do Rio Preto	Primary	Owned	925
São José do Rio Preto (Simeira)	Secondary	JO operated by others(2)	1,398
São José dos Campos	Secondary	JO operated by others(2)	7,541
São José dos Campos	Secondary	TPA(1)	8,600
São José dos Campos	Secondary	MRS(3)	232
São Luis	Primary	JO operated by Ipiranga(2)	13,899
São Luis	Primary	TPA(1)	17,944
Suape	Secondary	JO operated by others(2)	13,645
Suape	Primary	TPA(1)	20,270
Teresina	Primary	JO operated by others(2)	4,843
Uberaba	Primary	TPA(1)	788
Uberlândia	Primary	JO operated by others(2)	4,455
Vilhena	Secondary	Owned	876
Vitória	Primary	TPA(1)	19,366
Porto Nacional	Secondary	TPA(1)	850

			568,161

(1)	Third party agreements.
(2)	Joint-operated with other distributors.
(3)	Storage terminal dedicated to MRS, a Brazilian logistic company, and operated by Ipiranga.

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

Ethylene oxide is primarily an intermediate material used in the production of ethylene oxide derivatives — only 1% of Oxiteno’s sales volume in the year ended December 31, 2014 were ethylene oxide. Therefore, Oxiteno’s total production output may not be determined by adding the capacities of ethylene oxide and its derivatives.

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

In 2014, the Camaçari plant operated at 73% of its production capacity. The plant had planned stoppages for regular maintenance.

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

In 2014, the Mauá plant operated at 69% of its production capacity.

Tremembé plant. The Tremembé plant, located at Bairro dos Guedes, Tremembé, in the state of São Paulo, has three principal production units, a sulfonation/sulfation unit and two multipurpose units. The Tremembé plant commenced production in 1970 and was subsequently acquired by us in 1985.

The following table shows the current capacity of the principal units at the Tremembé plant.

Units	Capacity
	(in tons per year)
Esterification	10,000
Specialties	15,000
Sulfonation/Sulfation	16,000	(1)
Betaines	10,000
Hydraulic fluids	3,200
Naphthalenes Sulfonates	9,000
Agricultural Blends	15,000

(1)	Capacity adjusted for 100% active matter.

In 2014, the Tremembé plant operated at 74% of its production capacity.

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

In 2014, the Suzano plant operated at 75% of its production capacity.

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

In 2014, the Triunfo plant operated at 94% of its production capacity.

With the acquisition of Oxiteno Mexico (formerly Canamex) in December 2003 and Unión Química in 2007, Oxiteno acquired three specialty chemical plants in Mexico. As of December 31, 2014, the Coatzacoalcos plant had a production capacity of 56 thousand tons per year of ethoxylates and 8 thousand tons per year of alkyphenols; the Guadalajara plant had a production capacity of 32 thousand tons per year of specialty chemicals and San Juan del Río had a production capacity of 8 thousand tons per year of specialty chemicals. In 2014, the Guadalajara, the Coatzacoalcos and San Juan del Río plants operated at an average rate of 73%, 82% and 66% of their production capacity, respectively.

With the acquisition of Oxiteno Andina in September 2007, Oxiteno acquired a specialty chemical plant in Venezuela. As of December 31, 2014, the Santa Rita plant had a production capacity of 70 thousand tons per year of ethoxylates and operated with 27% of its production capacity in 2014.

Oxiteno acquired a specialty chemical plant in Pasadena, Texas in April 2012. As of December 31, 2014, the Pasadena plant had a production capacity of 32 thousand tons per year of specialty and agricultural blends. In 2014, Pasadena plant operated at an average rate of 12% of its production capacity.

With the acquisition of American Chemical in November 2012, Oxiteno acquired a specialty chemical plant in Montevideo, Uruguay. As of December 31, 2014, the Montevideo plant had a production capacity of 81 thousand tons per year of specialty chemicals and operated with 71% of its production capacity.

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

Ultracargo

The following tables set forth the principal products stored at, and the storage capacity operated by, Ultracargo’s facilities at December 31, 2014, and the average utilization of Ultracargo’s facilities during 2014 and includes third parties’ capacity exclusively operated by Ultracargo.

Facility	Capacity (in cubic meters)	Average utilization % (3)	Product Lines
Aratu (Bahia)	218,190	95%	Chemicals, vegetable oils, corrosives, and fuels
Suape (Pernambuco)	157,910	116%	Chemicals, ethanol, corrosives and fuels
Itaqui (Maranhão)	55,280	132%	Fuels
Santos (São Paulo)(1)(2)	338,300	66%	Chemicals, lubricants, fuels, corrosives, ethanol and vegetable oils
Rio de Janeiro (Rio de Janeiro)	17,247	108%	Corrosives and lubricants
Paranaguá (Paraná)	28,262	50%	Corrosives, vegetable oils and chemicals
Paulínia (São Paulo)	8,600	71%	Chemicals and ethanol
Total	823,789	89%

(1)	118 thousand cubic meters owned by third parties and exclusively operated by Ultracargo.
(2)	Effective capacity at our Santos facilities have been impacted by fire damage. Please see “Item 4.A. Information on the Company — Development of the Company — History and Recent Developments — Ultracargo-fire Accident in Santos.”
(3)	Based on an estimated turnover of products for each terminal.

Extrafarma

As of December 31, 2014, Extrafarma operated 223 drugstores and 2 distribution centers in the North and Northeast regions of Brazil.

The following tables set forth the breakdown per region of Extrafarma’s drugtores and the capacity for each of Extrafarma’s distribution centers as of December 31, 2014:

Location	# of stores
North	109
Pará	99
Amapá	10
Northeast	114
Ceará	52
Maranhão	52
Rio Grande do Norte	7
Piauí	3

Total	223

Distribution center	Area (in square meters)	Height (in meters)
Belém (Pará)	9,600	6.8
Aquiraz (Ceará)	7,500	12.3
Total	17,100

Collateral

As of December 31, 2014, Ultrapar had no debt secured by property, plant and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

You should read this discussion together with our consolidated financial statements, including the notes thereto, and other financial information included elsewhere in this annual report and in conjunction with the financial information included under “Item 3.A. Key Information — Selected Consolidated Financial Information.”

Our audited consolidated financial statements included herein were prepared in accordance with IFRS and include our consolidated balance sheets as of December 31, 2014 and 2013, and the related income statements, statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2014, 2013 and 2012, as well as notes thereto.

The financial information presented in this annual report should be read in conjunction with our consolidated financial statements.

Overview

Ultrapar is a Brazilian Company with leading positions in the markets in which it operates achieved over its more than 75 years of existence. Our five principal businesses, as of December 31, 2014, were:

•	LPG distribution, conducted by Ultragaz;

•	fuel distribution, conducted by Ipiranga;

•	chemicals production, conducted by Oxiteno;

•	storage services for liquid bulk, conducted by Ultracargo; and

•	retail pharmacy business, conducted by Extrafarma.

Ultragaz distributes LPG to residential, commercial and industrial market segments. Ipiranga distributes gasoline, ethanol, diesel, NGV, fuel oil, kerosene and lubricants through a network of 7,056 service stations and directly to large customers. Oxiteno produces ethylene oxide and its principal derivatives, and is also a significant producer of specialty chemicals, particularly surfactants. It manufactures approximately 1,500 products used in various industrial sectors such as cosmetics, detergents, crop protection chemicals, packaging, textiles and coatings. Ultracargo is the largest provider of storage for liquid bulk in Brazil, with seven terminals and storage capacity of approximately 824 thousand cubic meters.

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

Gross domestic product. In 2010, Brazil’s GDP recorded a strong growth of 7.6%, driven by the good performance of the retail, automotive and civil construction sectors. Despite the domestic inflationary pressure and the effects of the economic crisis in Europe, Brazil’s GDP grew by 3.9% in 2011, primarily as a result of the good performance of the agricultural and retail sectors, combined with an increase in families’ consumption and historically low unemployment rates. In 2012, despite the Brazilian government’s measures to stimulate the economy through record low interest rates and tax incentives to certain segments, GDP grew by 1.8%, the lowest level since 2009, partially as a result of the slowdown in the global economy and low levels of local investments in previous years. In 2013, the macroeconomic environment remained challenging in Brazil, with a slightly better situation in the international market, influenced by the recovery in the U.S. and European economies. In order to curb the rising inflation rates observed throughout the year, the Brazilian government raised the economy’s base interest rate, from 7.25% at the end 2012 to 10.0% at the end of 2013. Brazil’s GDP grew by 2.7% over 2012. In 2014, the inflation rate continued to grow, reaching 6.4% in the year, and the Brazilian government raised again the economy’s basic interest rate (SELIC) from 10.0% at the end 2013 to 11.5% at the end of 2014. Brazil´s GDP grew 0.1% in 2014. Our operations are significantly impacted by Brazilian GDP growth, specifically, sales of LPG to commercial and industrial customers, sales of diesel, Oxiteno’s sales to the domestic market and Ultracargo’s logistics operations.

Inflation and currency fluctuations. Our cash operating expenses are substantially in Reais and tend to increase with inflation. However, some of our costs of sales and services rendered are linked to the U.S. dollar and are not substantially affected by the Brazilian inflation rate. In addition, some of our Real-denominated debt is indexed to take into account the effects of inflation. In 2010, the IGP-M and the IPCA index rates were 11.3% and 5.9%, respectively. In 2010, the effects of the strong economic growth in Brazil, together with the public offering of shares of Petrobras in the third quarter, resulted in a record of foreign investments inflow to Brazil, contributing to a 4% appreciation of the Real against the U.S. dollar. In 2011, the unstable international economic environment, especially in the second half of the year as a result of the effects of the European crisis, contributed to a 13% depreciation of the Real against the U.S. dollar for the year, reversing the appreciation trend in the first half of the year. In 2011, the IGP-M and the IPCA index rates were 5.1% and 6.5%, respectively. In 2012, the Brazilian government adopted counter-cyclical measures during the year to foster economic growth, such as the reduction of the SELIC rate and the reduction of federal taxes on the automotive sector. The effects of the lower economic growth, the lower interest rate and the unstable international environment contributed to a 9% depreciation of the Real against the U.S. dollar. In 2012, the IGP-M and the IPCA index rates were 7.8% and 5.8%, respectively. In 2013, the Real depreciated 15% against the U.S. dollar influenced by the performance of the Brazilian economy, the economic rebound in the United States and the economic instability in the international markets. In 2014, despite the weak performance of the Brazilian economy, and the recovery of the North American economy, the Real depreciated 13% against the U.S.dollar. In 2014, the IGP-M and the IPCA index rates were 3.7% and 6.4%, respectively. From December 31, 2014 to April 17, 2015 the Real devaluated by 15% against the U.S. dollar. The principal foreign exchange risk we face arises from certain U.S. dollar denominated costs and expenses. Although a substantial part of our debt is dollar-denominated, it is currently hedged against currency devaluation through the use of various derivative instruments or matching investments in the same currency. Additionally, a significant part of our raw materials is also denominated or indexed to the U.S. dollar. A large part of our sales is denominated in Reais, although prices in the chemical business are benchmarked to prices prevailing in the international markets, which in turn are linked to U.S. dollars. Hence, we are exposed to foreign exchange rate risks which could negatively impact our businesses, financial situation and operating results as well as our capacity to service our debt.

The table below shows the inflation rate for the periods indicated, as measured by the IGP-M as well as the devaluation (or appreciation) of the Real against the U.S. dollar.

	Year ended December 31,
Index	2014	2013	2012
IGP-M	3.7%	5.5%	7.8%
IPCA	6.4%	5.9%	5.8%
Devaluation of the Real against the U.S. dollar	13.4%	14.6%	8.9%

We manage the foreign exchange risk associated with the scheduled payments under the terms of our U.S. dollar indebtedness by investing in U.S. dollar-denominated securities and foreign currency/interest swap contracts, under which we pay variable interest in Reais based on the interbank certificate of deposit rate, or CDI, and receive fixed interest in U.S. currency. As of December 31, 2014 our total obligations denominated in foreign currency were R$1,937.8 million (US$729.5 million), including payables arising from imports, net of advances to foreign suppliers. At the same date our total asset position in foreign currency was R$2,075.8 million (US$781.5 million), comprised of investments indexed to U.S. dollars and hedging instruments used to manage fluctuations of exchange rates and foreign currency receivables exposures. As of December 31, 2014, Ultrapar had a net long exposure in foreign currency of R$138.0 million (US$52.0 million), comprised of a net short position in U.S. dollars of R$45.9 million (US$17.3 million) and a net long position in other currencies, principally the Mexican Peso and Venezuelan Bolivar, of R$184.0 million (US$69.3 million), due to the company’s operations in these two countries. For the purposes of this paragraph, U.S. dollar values were calculated based on the December 31, 2014 Real / dollar exchange rate. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Foreign Exchange Risk” for information about our foreign exchange risk hedging policy and Notes 14 and 22 to our consolidated financial statements.

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

Provisions for inventory losses. If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials or supplies that (i) do not meet our specifications, (ii) have exceeded their expiration date or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial and operation teams. See Note 6 to our consolidated financial statements for additional information about our provisions for inventory losses.

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

We have not recognized intangible assets that were created internally. We and our subsidiaries have not recognized intangible assets that have an indefinite useful life, except for goodwill, the “am/pm” brand, and “Extrafarma” brand acquired in 2014.

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

We tested the balances of goodwill shown in the table of Note 13 to our consolidated financial statements for impairment. The determination of value in use involves assumptions, judgments and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital and discount rates. The assumptions about growth projections and future cash flows are based on our business plan, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related.

The evaluation of the value in use is calculated for a period of five years, after which we calculate the perpetuity, considering the possibility of carrying the business on indefinitely.

On December 31, 2014, the discount and real growth rates used to extrapolate the projections ranged from 9.3% to 26.4% and 0% to 3.8% p.a., respectively, depending on the CGU analyzed.

Our goodwill impairment tests did not result in the recognition of losses for the years ended December 31, 2014, 2013 and 2012.

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

Financial assets. In accordance with IAS 32, IAS 39, and IFRS 7, our financial instruments are classified as follows:

•	Measured at fair value through profit or loss: financial assets held for trading, that is, acquired or incurred principally for the purpose of selling or repurchasing in the near term, and derivatives. The balances are stated at fair value. The interest earned, the exchange variation, and changes in fair value are recognized in profit or loss.

•	Held to maturity: non-derivative financial assets with fixed or determinable payments, and fixed maturities for which the entity has the positive intention and ability to hold to maturity. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method.

•	Available for sale: non-derivative financial assets that are designated as available for sale or that are not classified into other categories at initial recognition. The balances are stated at fair value, and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and acquisition cost plus the interest earned are recognized in cumulative other comprehensive income in the shareholders’ equity portion of the balance sheet. Accumulated gains and losses recognized in the shareholders’ equity are reclassified to profit or loss in case of prepayment.

•	Loans and receivables: non-derivative financial assets with fixed or determinable payments or receipts, not quoted in an active market, except: (i) those which the entity intends to sell immediately or in the near term and which the entity classified as measured at fair value through profit or loss; (ii) those classified as available for sale; or (iii) those for which the Company may not recover substantially all of its initial investment for reasons other than credit deterioration. The interest earned and the foreign currency exchange variations are recognized in profit or loss. The balances are stated at acquisition cost plus interest, using the effective interest rate method. Loans and receivables include cash and banks, trade receivables, dividends receivable, and other trade receivables.

The Company uses derivative financial instruments for hedging purposes, applying the concepts described below:

•	Hedge accounting – fair value hedge: derivative financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s profit or loss. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

•	Hedge accounting – cash flow hedge: derivative financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction that may affect the income statements. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Valuation adjustments” while the ineffective portion is recognized in profit or loss. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall be recognized in profit or loss in the period in which the hedged item is recognized in profit or loss in the same line of the income statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the Company cancels the hedging relationship; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in other comprehensive income in equity are reclassified to profit or loss in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in other comprehensive income in equity shall be recognized immediately in profit or loss.

•	Hedge accounting – hedge of net investments in foreign operation: derivative financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as cumulative translation adjustments, while the ineffective portion and the operating costs are recognized in profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in income upon disposal of the foreign operation.

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair value of cash and bank deposit balances are identical to their carrying values.

•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the reporting period, which corresponds to their fair value.

•	Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the “yield curve” and, therefore, the Company believes their fair value corresponds to their carrying value.

•	The fair value calculation of LPG International’s notes in the foreign market (see Note 14.b to our consolidated financial statements) is based on the quoted prices in an active market.

•	The subscription warrants – indemnification were measured based on the share price of Ultrapar at the reporting date.

The fair value of other financial investments and financing was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of December 31, 2014 and 2013. For some cases where there is no active market for the financial instrument, the Company can use quotes provided by the transaction counterparties.

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

Financial liabilities. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortized cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments, subscription warrants, and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – Fair Value Hedge to our consolidated financial statements). The financial liabilities at amortized cost are stated at the initial transaction amount plus related charges and transaction costs, net of amortization. The charges are recognized in profit or loss using the effective interest rate method.

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt, are allocated to the instrument and amortized to profit or loss over its term, using the effective interest rate method (see Note 14.k to our consolidated financial statements). Transaction costs incurred and directly attributable to the issue of shares or other equity instruments are recognized in equity and are not amortized.

Post-employment benefits. We recognized a provision for post-employment benefits mainly related to seniority bonus, payment of FGTS, and health, dental care, and life insurance plan for eligible retirees. The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and are recognized in the financial statements in accordance with IAS 19 (Revised 2011).

Significant actuarial assumptions adopted include:

Economic factors

	2014	2013
	% p.a.	% p.a.
Discount rate for the actuarial obligation at present value	11.8	11.8
Average projected salary growth rate	8.4	7.1
Inflation rate (long term)	5.2	5.0
Growth rate of medical services	9.4	9.2

Demographic factors

•	Mortality Table for the life insurance benefit – CSO-80
•	Mortality Table for other benefits—AT 2000 Basic decreased by 10%
•	Disabled Mortality Table—RRB 1983
•	Disability Table—RRB 1944 modified

For further information on our post-employment benefits, see Note 24.b) to our consolidated financial statements.

Standards and criteria adopted in preparing the information

The consolidated financial information presented below was prepared based on the consolidated financial statements as of and for the years ended December 31, 2014, 2013 and 2012, which were prepared in accordance with IFRS. Ultrapar’s financial information is presented on a consolidated basis. Financial information relating to Ultragaz, Ipiranga, Oxiteno, Ultracargo and Extrafarma is presented on an individual basis and does not reflect elimination of intercompany transactions. Accordingly, the sum of individual financial information of Ultrapar’s subsidiaries may not correspond to the consolidated financial information of Ultrapar.

The reconciliation of the EBITDA starting from the net income is presented below:

R$ million	2014	2013	2012
Net income for the year	1,251.2	1,228.7	1,026.8
(+) Income and social contribution taxes	573.5	572.7	421.3
(+) Net financial expenses	445.4	337.6	270.3
(+) Depreciation and amortization	887.8	778.9	693.1
EBITDA(1)	3,157.9	2,918.0	2,411.4

(1)	See footnote 7 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for a more complete discussion of EBITDA and its reconciliation to information in our financial statements.

Results of operations

The following discussion of our results of operations is based on the financial information derived from our consolidated financial statements prepared in accordance with IFRS.

Year ended December 31, 2014 compared to the year ended December 31, 2013.

The following table shows a summary of our results of operations for the years ended December 31, 2014 and 2013:

	Year ended December 31, 2014	% of net revenue from sales and services	Year ended December 31, 2013	% of net revenue from sales and services	Percent change 2014- 2013
	(R$ million)
Net revenue from sales and services	67,736.3	100%	60,940.2	100%	11%
Cost of products and services sold	(62,304.6)	92%	(56,165.4)	92%	11%
Gross profit	5,431.7	8%	4,774.9	8%	14%
Selling, marketing, general and administrative expenses	(3,289.0)	-5%	(2,768.7)	-5%	19%
Other operating income, net	106.9	0%	97.6	0%	10%
Income from disposal of assets	37.0	0%	40.3	0%	-8%
Operating income	2,286.6	3%	2,144.0	4%	7%
Financial results	(445.4)	-1%	(337.6)	-1%	32%
Income and social contribution taxes	(573.5)	-1%	(572.7)	-1%	0%
Share of profit (loss) of joint ventures and associates	(16.5)	-1%	(5.0)	0%	230%
Net income	1,251.2	2%	1,228.7	2%	2%
Net income attributable to:
Shareholders of Ultrapar	1,241.6	2%	1,225.1	2%	1%
Non-controlling shareholders of the subsidiaries	9.7	0%	3.6	0%	170%
EBITDA(1)	3,157.9	5%	2,918.0	5%	8%
Depreciation and amortization	887.8	1%	778.9	1%	14%

(1)	See footnote 7 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for additional discussion of EBITDA and its reconciliation to other information in our financial statements.

Net revenue from sales and services. Ultrapar’s net revenue from sales and services increased 11%, from R$60,940 million in 2013 to R$67,736 million in 2014, mainly as a result of the increased sales volume in all businesses. Ultrapar’s net revenue from sales and services generally includes revenues from fuel and gas sales by Ultragaz and Ipiranga, respectively, pharmaceutical products sales by Extrafarma, specialty chemicals sales by Oxiteno and liquid bulk storage services provided by Ultracargo, reduced by sales taxes such as ICMS, PIS and Cofins and by discounts and sales returns.

The following table shows the change in net revenue from sales and services for each of our businesses:

	2014	2013	Percent change 2014-2013
	(R$ million)
Ipiranga	58,830.1	53,384.1	10%
Oxiteno	3,413.6	3,277.8	4%
Ultragaz	4,091.3	3,982.3	3%
Ultracargo	346.5	332.1	4%
Extrafarma(1)	1,101.3

(1)	Reflects results of operations for the 11-month period from February 1, 2014, the date on which Extrafarma’s results of operations were consolidated into our financial statements, through December 31, 2014. For additional information, see “Presentation of Financial Information.”

Ipiranga’s net revenue from sales and services increased by 10%, from R$53,384.1 million in 2013 to R$58,830.1 million in 2014, mainly due to (i) 3.5% higher sales volume, (ii) the 5% increase on diesel refinery prices and the 3% increase on gasoline refinery prices, charged by Petrobras in November 2014, coupled with an increase of ethanol costs, (iii) improved sales mix, resulting from investments in the expansion of the service station network, which enabled an increased share of fuels for light vehicles and diesel sold through the reseller segment (sales in service stations), which represented 75% of Ipiranga’s sales volume in 2014, and (iv) the strategy of constant innovation in services and convenience in the service station, generating greater customer satisfaction and loyalty. Ipiranga’s sales volume in 2014 grew by 3.5%, from 24,758 thousand cubic meters in 2013 to 25,614 thousand cubic meters in 2014. Sales volume of gasoline, ethanol and natural gas for vehicles increased by 8% in relation to 2013, mainly as a result of an estimated 6% growth of the light vehicles fleet and strong investments made in new service stations and in the conversion of unbranded service stations. Diesel volumes remained stable, with an increase of 3% in the reseller segment, which is the result of investments for the expansion of the network, offset by the weak performance of the economy.

Oxiteno’s net revenue from sales and services increased by 4%, from R$3,277.8 million in 2013 to R$3,413.6 million in 2014, as a result of a 9% depreciation of the average Real against the U.S. dollar in 2014, due to the fact that Oxiteno’s sales are highly influenced by the foreign exchange rate, with the depreciation effectively increasing Oxiteno’s net revenue in Reais. This increase was partially offset by a less favorable sales mix, with an increased share of commodities and lower international prices of glycols. Sales volume of specialty chemicals decreased by 2%, from 687 thousand tons in 2013 to 673 thousand tons in 2014, mainly due to the slowdown of the Brazilian economy and the decision to reduce the level of operations in Venezuela since the beginning of 2014, as a result of the limitations in importing raw materials in that country. The reduction in specialty chemicals was offset by the increase of 21% in sales of glycols, and Oxiteno’s total volume sold presented a sligth increase compared to 2013.

Ultragaz’s net revenue from sales and services increased by 3%, from R$3,982.3 million in 2013 to R$4,091.3 million in 2014, mainly as a result of the growth in the sales volume in bottled segment and commercial initiatives in the commercial and industrial segments including an improved sales mix, especially in the residential and small- and medium-sized companies segments. Total sales volume grew 1%, from 1,696.3 thousand tons in 2013 to 1,711.2 thousand tons in 2014, due to growth of 2% in the bottled segment and growth in small- and medium-business and residential condominiums, due to commercial initiatives focused on convenience and services.

Ultracargo’s net revenue from sales and services increased by 4%, from R$332.1 million in 2013 to R$346.5 million in 2014, mainly due to the increased average storage in its liquid bulk terminals. Average storage grew by 3% compared with 2013, driven by higher demand of fuel oil for thermoelectric plants and automotive fuels, which were possible by investments in additional storage capacity made in recent years.

As a result of Extrafarma Transaction, Extrafarma added R$1,101.3 million to Ultrapar’s net revenues in 2014.

Cost of products and services sold. Ultrapar’s cost of products and services sold increased by 11%, from R$56,165.4 million in 2013 to R$62,304.6 million in 2014, as a result of the increased sales volume of all businesses and unit costs of products. Our main costs of products and services sold are related to the purchase of raw materials, including diesel, gasoline and ethanol for Ipiranga, ethylene for Oxiteno, LPG for Ultragaz and pharmaceutical products for Extrafarma, and depreciation and amortization.

The following table shows the change in cost of products and services sold for each of our businesses:

	2014	2013	Percent change 2014-2013
	(R$ million)
Ipiranga	55,338.9	50,190.2	10%
Oxiteno	2,624.7	2,479.5	6%
Ultragaz	3,478.5	3,398.2	2%
Ultracargo	141.9	133.8	6%
Extrafarma(1)	752.4

(1)	Reflects results of operations for the 11-month period from February 1, 2014, the date on which Extrafarma’s results of operations were consolidated into our financial statements, through December 31, 2014. For additional information, see “Presentation of Financial Information.”

Ipiranga’s cost of products and services sold increased by 10%, from R$50,190.2 million in 2013 to R$55,338.9 million in 2014, mainly due to the 3.5% higher sales volume and the rise in diesel and gasoline costs by Petrobras in November 2014 and, consequently, increased ethanol costs.

Oxiteno’s cost of products and services sold increased by 6%, from R$2,479.5 million in 2013 to R$2,624.7 million in 2014, mainly due to the 9% depreciation of the average Real against the U.S. dollar, which increased our costs denominated or linked to the U.S. dollars, particularly variable costs associated with raw materials such as the ethylene. The increase in Oxiteno’s cost of product and services sold was partially offset by a 4% reduction in unit variable costs in dollars, calculated as Oxiteno’s variable cost of products and services sold in dollars divided by the volume of products sold.

Ultragaz’s cost of products and services sold increased by 2%, from R$3,398.2 million in 2013 to R$3,478.5 million in 2014, as a result of (i) increased sales volume, (ii) the effects of a 6.4% inflation rate (as measured by the IPCA) on costs, and (iii) increased requalification of LPG bottles in 2014. These increases were partially offset by cost reduction initiatives implemented over the year, such as the management of freight contracts and the increased automation in bottling facilities.

Ultracargo’s cost of services sold increased by 6%, from R$133.8 million in 2013 to R$141.9 million in 2014, mainly as a result of increased average storage and the effects of a 6.4% inflation rate (as measured by the IPCA) on costs, mainly personnel costs.

As a result of Extrafarma Transaction, Extrafarma added R$752.4 million to Ultrapar’s cost of products and services sold in 2014.

Gross profit. Ultrapar’s gross profit increased by 14%, from R$4,774.9 million in 2013 to R$5,431.7 million in 2014, as a result of the increased gross profit in all businesses units, except in Oxiteno. Ipiranga’s gross profit increased by 9%, from R$3,194.0 million in 2013 to R$3,491.1 million in 2014. Oxiteno’s gross profit decreased by 1%, from R$798.3 million in 2013 to R$788.9 million in 2014. Ultragaz’s gross profit increased by 5% from R$584.1 million in 2013 to R$612.7 million in 2014. Ultracargo’s gross profit increased by 3%, from R$198.3 million in 2013 to R$204.5 million in 2014. As a result of Extrafarma Transaction, Extrafarma added R$349.0 million to Ultrapar´s gross profit in 2014.

Selling, marketing, general and administrative expenses. Ultrapar’s selling, marketing, general and administrative expenses (“SG&A”) generally include personnel delivery, freight, marketing and depreciation and amortization expenses. Ultrapar’s SG&A increased by 19%, from R$2,768.7 million in 2013 to R$3,289.0 million in 2014.

The following table shows the change in SG&A for each of our businesses:

	2014	2013	Percent change 2014-2013
	(R$ million)
Ipiranga	1,871.1	1,759.5	6%
Oxiteno	522.7	486.9	7%
Ultragaz	444.2	432.4	3%
Ultracargo	94.1	94.5	0%
Extrafarma(1)	332.5

(1)	Reflects results of operations for the 11-month period from February 1, 2014, the date on which Extrafarma’s results of operations were consolidated into our financial statements, through December 31, 2014. For additional information, see “Presentation of Financial Information.”

Ipiranga’s SG&A increased by 6%, from R$1,759.5 million in 2013 to R$1,871.1 million in 2014, mainly resulting from (i) the 3.5% higher sales volume, (ii) the expansion of the distribution network, (iii) the effects of a 6.4% inflation rate (as measured by the IPCA) on expenses and (iv) the increase of diesel costs impacting freight expenses.

Oxiteno’s SG&A increased by 7%, from R$486.9 million in 2013 to R$522.7 million in 2014, due to (i) increased logistics expenses, resulting from the rises in diesel costs and the effect of the weaker Real, which adversely affected Oxiteno’s SG&A expenses denominated in U.S. dollars, particularly expenses related to international freight and its plants located outside Brazil, and (ii) the effects of a 6.4% inflation rate (as measured by the IPCA) on expenses, partially offset by lower variable compensation in line with the earnings progression.

Ultragaz’s SG&A increased by 3%, from to R$432.4 million in 2013 to R$444.2 million in 2014, mainly due to (i) the effects of inflation on personnel and freight expenses and (ii) the increase in variable compensation, in line with the earnings progression, effects partially offset by initiatives for expense reduction during the year.

Ultracargo’s SG&A remained stable, from R$94.5 million in 2013 to R$94.1 million in 2014, with the effects of inflation on expenses offset by lower expenses with projects.

As a result of Extrafarma Transaction, Extrafarma added R$332.5 million to Ultrapar’s SG&A in 2014.

Other operating income, net. Other operating income, net is mainly composed of merchandising fees from Ipiranga’s suppliers. Ultrapar’s other operating income, net increased from R$97.6 million in 2013 to R$106.9 million in 2014, mainly as a result of the expansion in Ipiranga’s operations.

Income from disposal of assets. Ultrapar’s income from disposal of assets is mainly composed of the sale of real estate at Ipiranga in both years and decreased from R$40.3 million in 2013 to R$37.0 million in 2014.

Operating income before financial income (expenses) and share of profit of joint ventures and associates. Ultrapar’s operating income before financial income (expenses) and share of profit of joint ventures and associates increased by 7%, from R$2,144.0 million in 2013 to R$2,286.6 million in 2014, as a result of the increased operating income before financial income (expenses) and share of profit of joint ventures and associates in Ipiranga, Ultragaz and Ultracargo. Ipiranga’s operating income before financial income (expenses) and share of profit of joint ventures and associates increased by 12%, from R$1,574.7 million in 2013 to R$1,758.1 million in 2014. Oxiteno’s operating income before financial income (expenses) and share of profit of associates decreased by 14%, from R$308.6 million in 2013 to R$264.2 million in 2014. Ultragaz’s operating income before financial income (expenses) and share of profit of associates increased by 15%, from R$147.0 million in 2013 to R$169.0 million in 2014. Ultracargo’s operating income before financial income (expenses) and share of profit of joint ventures and associates increased by 8%, from R$108.9 million in 2013 to R$117.3 million in 2014. As a result of Extrafarma Transaction, Extrafarma added R$16.9 million to Ultrapar´s operating income before financial income (expenses) and share of profit of joint ventures and associates in 2014.

Net financial expenses. Net financial expenses include mainly income and expenses from (i) interest on financial investments and financings and (ii) exchange rate variation. Ultrapar’s net financial expenses increased by 32%, from R$337.6 million in 2013 to R$445.4 million in 2014, mainly due to the higher CDI during the period and increased average net debt. Ultrapar’s net debt to EBITDA ratio was 1.3 at the end of 2014, compared with 1.2 at the end of 2013.

As of December 31, 2014, Ultrapar’s gross debt was R$8,375.2 million and its net debt was R$3,975.1 million, compared to gross debt of R$6,969.6 million and net debt of R$3,425.9 million on December 31, 2013. See footnote 8 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for a more complete discussion of net debt and its reconciliation to information in our financial statements, as well as Notes 4, 14 and 22 to our consolidated financial statements.

Income and social contribution taxes. Ultrapar’s income and social contribution taxes, net of benefits from income tax exemptions, remained stable, from R$572.7 million in 2013 to R$573.5 million in 2014.

Net income for the year. Ultrapar’s net income for the year increased by 2%, from R$1,228.7 million in 2013 to R$1,251.2 million in 2014, as a result of the growth in operating income. Net income attributable to Ultrapar’s shareholders increased by 1%, from R$1,225.1 million in 2013 to R$1,241.6 million in 2014.

EBITDA. Ultrapar’s EBITDA increased 8%, from R$2,918.0 million in 2013 to R$3,157.9 million in 2014, as a result of EBITDA growth in Ipiranga, Ultragaz and Ultracargo.

The following table shows the change in EBITDA for each of our businesses:

	2014	2013	Percent change 2014-2013
	(R$ million)
Ipiranga	2,288.0	2,029.6	13%
Oxiteno	403.7	440.6	-8%
Ultragaz	305.5	280.5	9%
Ultracargo	166.9	157.5	6%
Extrafarma(1)	29.8

(1)	Reflects results of operations for the 11-month period from February 1, 2014, the date on which Extrafarma’s results of operations were consolidated into our financial statements, through December 31, 2014. For additional information, see “Presentation of Financial Information.”

Ipiranga’s EBITDA increased by 13% from R$2,029.6 million in 2013 to R$2,288.0 million in 2014, mainly due to (i) investments in the resellers’ network expansion resulting in increased sales volume in the reseller segment (sales in service stations), (ii) the strategy of constant innovation in services and convenience in the service station, generating greater customer satisfaction and loyalty, and (iii) initiatives to reduce the grey market in the ethanol market, mainly on the Midwest, Northeast and North regions of Brazil.

Oxiteno’s EBITDA decreased by 8% from R$440.6 million in 2013 to R$403.7 million in 2014, as a result of (i) lower sales volume of specialty chemicals, (ii) the reduction in the international prices of glycols and (iii) the decision to reduce the level of operations in Venezuela since the beginning of the year, partially compensated by the 9% weaker Real. Oxiteno’s unit EBITDA reached US$220/ton in 2014, compared to a unit EBITDA of US$263/ton in 2013.

Ultragaz’s EBITDA increased by 9% from R$280.5 million in 2013 to R$305.5 million in 2014, mainly due to increased sales volume, commercial initiatives and reduction in costs and expenses.

Ultracargo’s EBITDA increased by 6%, from R$157.5 million in 2013 to R$166.9 million in 2014, mainly due to the increased average storage.

As a result of Extrafarma Transaction, Extrafarma added R$29.8 million to Ultrapar´s EBITDA in 2014.

For a reconciliation of our EBITDA and the EBITDA of Ultragaz, Ipiranga, Oxiteno and Ultracargo to information in our financial statements, see footnote 7 under “Item 3.A. Key Information — Selected Consolidated Financial Data.”

Year ended December 31, 2013 compared to the year ended December 31, 2012.

The following table shows a summary of our results of operations for the years ended December 31, 2013 and 2012:

	Year ended December 31, 2013	% of net revenue from sales and services	Year ended December 31, 2012(2)	% of net revenue from sales and services	Percent change 2013-2012
	(R$ million)
Net revenue from sales and services	60,940.2	100%	53,868.9	100%	13%
Cost of products and services sold	(56,165.4)	92%	(49,768.1)	92%	13%
Gross profit	4,774.9	8%	4,100.8	8%	16%
Selling, marketing, general and administrative expenses	(2,768.7)	5%	(2,470.7)	5%	12%
Other operating income, net	97.6	0%	74.1	0%	32%
Income from disposal of assets	40.3	0%	3.7	0%	1002%
Operating income	2,144.0	4%	1,707.9	3%	26%
Financial results	(337.6)	1%	(270.3)	1%	25%
Income and social contribution taxes	(572.7)	1%	(421.3)	1%	36%
Share of profit (loss) of joint ventures and associates	(5.0)	0%	10.5	0%	-148%
Net income	1,228.7	2%	1,026.8	2%	20%
Net income attributable to:
Shareholders of Ultrapar	1,225.1	2%	1,019.9	2%	20%
Non-controlling shareholders of the subsidiaries	3.6	0%	6.9	0%	-48%
EBITDA(1)	2,918.0	5%	2,411.4	4%	21%
Depreciation and amortization	778.9	1%	693.1	1%	12%

(1)	See footnote 7 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for additional discussion of EBITDA and its reconciliation to other information in our financial statements.
(2)	See footnote 2 under “Item 3.A. Key Information — Selected Consolidated Financial Data.”

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

The following table shows the change in net revenue from sales and services for each of our businesses:

	2013	2012	Percent change 2013-2012
	(R$ million)
Ipiranga	53,384.1	46,829.4	14%
Oxiteno	3,277.8	2,928.8	12%
Ultragaz	3,982.3	3,847.1	4%
Ultracargo	332.1	293.6	13%

Ipiranga’s net revenue from sales and services increased by 14%, from R$46,829.4 million in 2012 to R$53,384.1 million in 2013, mainly due to (i) 6% higher sales volume, (ii) the 5.4%, 5.0% and 8.0% increases of diesel prices in January, March and November 2013, respectively, and the 6.6% and 4.0% increase on gasoline refinery prices in January and November 2013, respectively, charged by Petrobras, coupled with an increase of ethanol costs, and (iii) improved sales mix, resulting from investments in the service station network expansion, which enabled a higher share of fuels for light vehicles and diesel sold through the reseller segment (sales in service stations), which represented 73% of Ipiranga’s sales volume in 2013 compared to 71% in 2012. Ipiranga’s sales volume in 2013 grew by 6%, from 23,364 thousand cubic meters in 2012 to 24,758 thousand cubic meters in 2013. Sales volume of gasoline, ethanol and natural gas for vehicles increased by 9% in relation to 2012, mainly as a result of an estimated 6% growth of the light vehicles fleet and strong investments in new service stations and in the conversion of unbranded service stations. Diesel volumes, in turn, grew by 4% mainly as a result of the 7% growth in the volume sold in the reseller segment, derived from investments made in expanding the service station network and, to a lesser extent, the growth of the economy.

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

Cost of products and services sold. Ultrapar’s cost of products and services sold increased by 13%, from R$49,768.1 million in 2012 to R$56,165.4 million in 2013, as a result of the increased sales volume of all businesses and unit costs of products. Our main costs of products and services sold are related to the purchase of raw materials, including diesel, gasoline and ethanol for Ipiranga, ethylene for Oxiteno and LPG for Ultragaz, and depreciation and amortization.

The following table shows the change in cost of products and services sold for each of our businesses:

	2013	2012	Percent change 2013-2012
	(R$ million)
Ipiranga	50,190.2	44,055.2	14%
Oxiteno	2,479.5	2,312.4	7%
Ultragaz	3,398.2	3,313.3	3%
Ultracargo	133.8	117.4	14%

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

The following table shows the change in SG&A for each of our businesses:

	2013	2012	Percent change 2013-2012
	(R$ million)
Ipiranga	1,759.5	1,613.3	9%
Oxiteno	486.9	387.0	26%
Ultragaz	432.4	409.6	6%
Ultracargo	94.5	74.6	27%

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

EBITDA. Ultrapar’s EBITDA increased 21%, from R$2,411.4 million in 2012 to R$2,918.0 million in 2013, as a result of EBITDA growth in all businesses.

The following table shows the change in EBITDA for each of our businesses:

	2013	2012	Percent change 2013-2012
	(R$ million)
Ipiranga	2,029.6	1,652.6	23%
Oxiteno	440.6	351.8	25%
Ultragaz	280.5	245.7	14%
Ultracargo	157.5	142.7	10%

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

Sources and uses of funds. We generated cash flow from operations of R$2,650.7 million, R$2,120.7 million and R$2,443.7 million for 2014, 2013 and 2012, respectively. In 2014, our operating cash flow was R$530.0 million higher compared to 2013, mainly due to the growth of our operations and lower investment in working capital (mainly trade payables), which corresponded to an increase of R$185.8 million in 2013 and to a reduction of R$99.0 million in 2014. In 2013, our cash flow from operations was R$323.0 million lower than that in 2012, mainly due to higher investment in working capital, especially derived from increased inventories and lower trade payables, due to a reduction in average payment to suppliers.

Cash flow of investing activities used an amount of R$1,540.2 million, R$1,287.9 million and R$1,565.0 million in 2014, 2013 and 2012, respectively. In 2014, Ultrapar continued its strategy of value creation and investments to increase operating scale and productivity gains in its businesses. In 2014, 2013 and 2012, we invested R$1,215.7 million, R$1,101.5 million and R$1,282.7 million in additions to fixed assets, equipment and intangible assets, net of disposals. In addition, capital investments of R$28.5 million were made in ConectCar, R$24.9 million and R$4.1 million in 2014, 2013 and 2012 respectively. In 2012, Ultrapar, through its subsidiary Oxiteno S.A., acquired 100% of the shares of American Chemical for R$107.4 million, in addition to the assumption of R$32.7 million in net debt. Also in 2012, Ultrapar, through its subsidiary Tequimar, acquired 100% of the shares of Temmar, in the port of Itaqui (MA), for R$68.2 million, in addition to the assumption of R$91.2 million in net debt. Tequimar will disburse a minimum extra value of R$12 million, which may reach approximately R$30 million as a result of possible future expansions in the storage capacity of the terminal, provided that such expansions are implemented within the seven year period after the acquisition, an amount that will be updated by the General Index of Market Prices (IGP-M).

Cash flows used by financing activities totaled R$539.3 million, R$578.9 million and R$622.7 million for 2014, 2013 and 2012, respectively. In 2014, cash used by financing activities decreased R$39.5 million compared to 2013, mainly as a result of an increase of R$369.5 million in new loans and debentures, which was partially offset by a greater use of resources of R$327.0 million for amortization of financing and debentures, interest and dividend payments. In 2013, the cash used by financing activities decreased R$43.8 million, primarily as a result of an increase of R$1,307.8 billion in new loans and debentures, which was partially offset by a greater use of resources in R$1,297.6 million for amortization of financing and debentures, interest and dividend payments. In 2012, cash flows from financing activities decreased by R$471.1 million, mainly as a result of the issuance of debentures, in March and November 2012, in order to strengthen the Company’s cash and extend its debt profile, partially offset by increased amortization of financing and debentures in 2012. Accordingly, cash and cash equivalents totaled R$2,827.4 million in 2014, R$2,276.1 million in 2013 and R$2,021.1 million in 2012.

We believe we have sufficient working capital to meet our current needs. In addition to the cash flow generated from operations explained above, we had R$4,269.2 million in cash, cash equivalents and short-term investments as of December 31, 2014. The gross indebtedness due from January 1 to December 31, 2015 totaled R$3,791.1 million, including estimated interest payments on loans, as of December 31, 2014. Furthermore, we estimate investments of R$1,418.4 in 2015.

We anticipate that we will spend approximately R$13.7 billion in the next five years to meet long-term contractual obligations described in the Tabular Disclosure of Contractual Obligations and for the 2015 budgeted capital expenditures. We expect to meet these cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financing and the refinancing of some of our indebtedness as it becomes due.

The Company uses exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect its assets, liabilities, receipts and disbursements in foreign currency and net investments in foreign operations. Hedging instruments are used to reduce the effects of variations in exchange rates on the Company’s income and cash flows in Reais within the exposure limits under its Policy. For additional information regarding our funding and treasury policies see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Indebtedness

As of December 31, 2014, our consolidated short and long-term debt was as follows:

Indebtedness	Currency	Interest Rate(1)	Principal amount of outstanding and accrued interest through December 31
			2014	2013
			(in millions of Reais)
Foreign currency-denominated loans:
Foreign loan	US$	LIBOR(2) + 0.7%	761.0	327.7
Notes in the foreign market	US$	7.3%	664.1	584.5
Advances on Foreign Exchange Contracts	US$	1.1%	184.1	136.8
Financial institutions	US$	2.9%	113.9	95.8
Financial institutions	US$	LIBOR(2) + 2.0%	53.3	46.7
BNDES	US$	6.0%	33.2	46.6
Financial institutions	MX$(3)	TIIE(3) + 1.0%	32.3	31.2
Foreign currency advances delivered	US$	0.8%	25.4	25.5
Reais – denominated loans:
Banco do Brasil floating rate	R$	104.6% of CDI	2,873.6	2,402.6
Debentures – 1st and 2nd public issuances IPP	R$	107.9% of CDI	1,409.5	606.9
Debentures – 4th issuance	R$	108.3% of CDI	874.3	852.5
BNDES	R$	TJLP(4) + 2.6%	531.0	633.8
Banco do Brasil fixed rate	R$	12.1%	503.9	905.9
Banco do Nordeste do Brasil	R$	8.5%(5)	85.1	104.1
FINEP – Research and Projects Financing	R$	4.0%	74.8	38.8
BNDES	R$	4.6%	62.6	47.4
Finance leases	R$	IGP-M(6) + 5.6%	45.9	44.3
Export Credit Note	R$	8.0%	25.7	25.0
FINEP – Research and Projects Financing	R$	TJLP(4)-1.3%	9.1	6.7
Fixed rate working capital loan	R$	10.4%	3.4	—
Fixed rate finance leases	R$	15.6%	0.7	0.1
FINAME – Financing for Machines and Equipment	R$	TJLP(4) + 5.6%	0.5	—
Floating rate finance leases	R$	CDI + 2.8%	0.5	—
Total loans			8,367.8	6,963.1
Unrealized losses on swaps transactions			7.4	6.6

Total			8,375.2	6,969.6

(1)	Interest rate as of December 31, 2014.
(2)	LIBOR = London Interbank Offered Rate.
(3)	MX$= Mexican peso and TIIE = the Mexican interbank balance interest rate.
(4)	TJLP (Long-Term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of BNDES. On December 31, 2014, TJLP was fixed at 5.0% p.a.
(5)	Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to foster the development of the industrial sector, administered by Banco do Nordeste. On December 31, 2014, the FNE interest was 10% p.a. FNE grants a discount of 15% over the interest rate for timely payments.
(6)	IGP-M = General Index of Market Prices of Brazilian inflation, calculated by the Getulio Vargas Foundation.

Our consolidated debt as of December 31, 2014 had the following maturity schedule:

Maturity	Amount
(in millions of Reais)
January 1, 2015 to December 31, 2015	3,442.4
January 1, 2016 to December 31, 2016	572.0
January 1, 2017 to December 31, 2017	2,390.7
January 1, 2018 to December 31, 2018	894.3
January 1, 2019 to December 31, 2019	1,006.9
2020 thereafter	68.9

Total	8,375.2

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

The financings are guaranteed by collateral in the amount of R$50.6 million as of December 31, 2014 and by guarantees and promissory notes in the amount of R$3,779.5 million as of December 31, 2014. In addition, Ultrapar and its subsidiaries offer collateral in the form of letters of credit for commercial and legal proceeding in the amount of R$173.6 million as of December 31, 2014.

Some subsidiaries issued collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under this collateral, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to this collateral is R$26.7 million as of December 31, 2014 with maturities of less than 213 days. As of December 31, 2014, Ultrapar did not have losses in connection with this collateral. The fair value of collaterals recognized in current liabilities as other payables was R$0.7 million as of December 31, 2014, which is recognized as profit or loss as customers settle their obligations with the financial institutions.

Some financing agreements of the Company contain cross default clauses whereby we are required to pay the debt assumed in case of default of other debts equal to or greater than US$15 million. As of December 31, 2014, there was no event of default on such debts.

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

The Company is in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company are customary in transactions of this kind and have not limited its ability to conduct its businesses to date.

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

The subsidiary Oxiteno Overseas has a foreign loan in the amount of US$60 million with interest rate of LIBOR + 1.0% p.a., paid semiannually. Ultrapar, through its subsidiary Cia Ultragaz, contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loan charge to 86.9% of CDI until June 2014 and 94.0% of CDI during the remaining term (see Note 22 to our consolidated financial statements). The foreign loan is guaranteed by Ultrapar and its subsidiary Oxiteno S.A. In January 2014, Oxiteno Overseas renegotiated this foreign loan, changing the maturity to January 2017.

In September 2014 the subsidiary IPP contracted a foreign loan in the amount of US$150 million, with maturity in September 2017 and interest rate equivalent to LIBOR + 0.53% p.a., paid quarterly. IPP also contracted hedging instruments for floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loan charge to 103.7% of CDI (see Note 22 to our consolidated financial statements). IPP designated these hedging instruments as a fair value hedge; therefore, loan and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loan is guaranteed by Ultrapar.

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

Debentures

In January 2014, the subsidiary IPP made its second public issuance of debentures in single series of 80,000 simple, nonconvertible into shares, unsecured, nominative and registered debentures, and its main characteristics are as follows:

Face value unit:	R$10,000.00
Final maturity:	December 20, 2018
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

The proceeds of the issuance were used to manage liquidity of the issuer, in order to strengthen its cash position and extend its debt profile, providing greater financial flexibility.

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

In March 2015, Ultrapar made its fifth issuance of public debentures. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments” and “Item 10.C. Additional Information — Material Contracts — Debentures.”

BNDES

Ultrapar has financing from BNDES (Brazilian National Development Bank) for some of its investments. As of December 31, 2014, such lines of credit with BNDES totaled R$1.6 billion, of which R$0.4 billion had been drawn down. See “Item 10.C. Additional Information — Material Contracts — BNDES.”

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

Financial institutions

The subsidiaries Oxiteno Mexico, Oxiteno USA LLC and Oxiteno Uruguay have loans to finance investments and working capital.

Banco do Brasil

The subsidiary IPP has fixed and floating interest rate loans from Banco do Brasil S.A. to finance the marketing, processing or manufacturing of agricultural goods (ethanol). IPP contracted interest rate hedging instrument, which modified the effective interest rate for the fixed interest rate loan to 99.5% of CDI (see Note 22 of our financial statements). IPP designates this hedging instrument as a fair value hedge; therefore, loan and hedging instrument are both stated at fair value from inception. Changes in fair value are recognized as profit or loss.

In January 2014, IPP renegotiated loans with original maturities in April and May 2014, with principal total amount of R$909.5 million, changing the maturity to January 2017, and changing the floating interest rate to 105.5% of CDI.

These loans mature, as follows (include interest until December 31, 2014):

Maturity	Balance in 2014
(in millions of Reais)
February, 2015	397.1
May, 2015	738.3
February, 2016	198.5
May, 2016	117.2
January, 2017	1,005.8
May, 2019	920.5

3,377.5

In January 2014, our subsidiary IPP renegotiated certain of its loans with Banco do Brasil in the principal amount of R$909.5 million, with the effect of extending the maturity of these loans from 2014 to January 2017 and changing the interest rate to a floating interest rate of 105.5% of CDI.

In February 2015, IPP renegotiated a loan with original maturity in February 2015, with principal total amount of R$333.3 million, extending the maturity to July 2017 and January 2018, and changing the floating interest rate to 106.0% of CDI. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments”.

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

Oxiteno Nordeste contracted interest hedging instruments, thus converting the fixed rates for these loans into 88.8% of CDI (see Note 22 to our consolidated financial statements). Oxiteno Nordeste designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both measured at fair value from inception. Changes in fair value are recognized in profit or loss.

Investments

Equity investments

	Year ended December 31,
	2014		2013		2012
	(in millions of Reais)
Ipiranga	28.5	(1)	23.3	(2)	4.1	(1)
Oxiteno	—		6.2	(3)	100.5	(4)
Ultragaz	—		—		—
Ultracargo	—		—		68.2	(5)
Acquisition of Extrafarma	719.9		—		—
Others	—		—		—

Total	748.4		29.5		172.58

(1)	Capital invested in ConectCar.
(2)	Capital invested in ConectCar, net of capital reduction in the affiliated Transportadora Sulbrasileira de Gás S.A. See “Item 4.A. Information on the Company — History and Development of the Company.”
(3)	Working capital and net debt closing adjustments relating to the acquisition of American Chemical. See “Item 4.A. Information on the Company — History and Development of the Company.”
(4)	Investments made in connection with the acquisition of American Chemical, net of proceeds from the sale of Oxiteno’s catalyst production unit. See “Item 4.A. Information on the Company — History and Development of the Company.”
(5)	Investments made in connection with the acquisition of Temmar. See “Item 4.A. Information on the Company — History and Development of the Company.”

Organic Investments

The following table shows our organic investments for the years ended December 31, 2014, 2013 and 2012 and does not include equity investments:

	Year ended December 31,
	2014	2013	2012
	(in millions of Reais)
Ipiranga	810.0	758.3	914.0
Oxiteno	113.9	139.3	114.8
Ultragaz	180.5	150.9	157.1
Ultracargo	26.4	37.4	82.0
Extrafarma	57.1	—	—
Others(1)	27.8	15.6	14.8

Total – additions to property, plant, equipment and intangible assets	1,215.7	1,101.5	1,282.7
Financing and bonuses to our resellers(2)	4.6	(12.2)	27.6

Total organic investments(3), net of disposals	1,220.3	1,089.4	1,310.3

(1)	Includes mainly capital expenditures related to corporate information technology and headquarters’ building maintenance.
(2)	Financing and bonuses to our resellers, net of repayments. Bonuses are lump sum payments made by distributors to resellers. Resellers typically use these payments to improve their facilities or to invest in working capital. Financing for clients is included under working capital in the cash flow statement and bonuses are included under intangible assets.
(3)	Organic investments consist of acquisitions of property, plant and equipment and intangible assets and financing and repayments to resellers, and do not include investments in acquisitions of subsidiaries and interest in other companies neither capital increases in joint ventures and associates.

In 2014, Ultrapar maintained its investment strategy focused on the continued growth of scale and competitiveness, better serving an increasing number of customers. Investments, net of disposals, totaled R$1,220 million in organic investments, R$720 million in the acquisition of Extrafarma and R$28 million of investments in ConectCar. At Ipiranga, R$815 million were invested as follows (i) R$354 million in the expansion of its service stations network (through the conversion of service stations and the opening of new ones) and am/pm and Jet Oil franchises, focused on the Midwest, Northeast and North regions of Brazil, (ii) R$67 million in the expansion of its logistics infrastructure to support the growing demand, through the construction and expansion of logistics facilities, (iii) R$73 million in the modernization of its operations, mainly in the logistics facilities and information systems and (iv) R$321 million in maintenance of its activities, mainly in the renewal of contracts of its distribution network and the renovation of service stations. Out of the total amount invested, R$810 million were related to property, plant, equipment and intangible assets and R$5 million were related to the financing to clients, net of repayments. For Oxiteno, the total investments in 2014 amounted to R$114 million, mainly in continuing the expansion of its production capacity in Coatzacoalcos, Mexico, as well as in the maintenance of its production facilities. At Ultragaz, R$181 million were invested, directed mainly to new customers of the bulk segment, renewal of LPG bottles and maintenance of the bottling facilities, plus R$10 million for the construction of a new bottling facility in São Luís (MA). In 2014, Ultracargo invested R$26 million, mainly directed towards modernization and maintenance of terminals. Extrafarma invested R$57 million in the opening of new stores, maintenance and the construction of a new distribution center in the state of Ceará.

Ultrapar’s investment plan for 2015 approved by the Board of Directors, excluding acquisitions, amounts to R$1,418 million, which demonstrates our continued belief that there exist good opportunities to grow through increased scale and productivity gains, as well as modernization of existing operations. Out of the total, R$922 million will be invested by Ipiranga and will be divided up accordingly: (i) R$357 million to maintain the pace of expansion of its distribution network (through the conversion of unbranded service stations and the opening of new ones) and of am/pm and Jet Oil franchises, focused on the Midwest, Northeast and North regions of Brazil, and in new distribution centers to supply the convenience stores, (ii) R$75 million in the expansion of its logistics infrastructure to support the growing demand, mainly through the construction of logistics facilities, and (iii) R$142 million in modernization, mainly in logistics facilities and IT systems and (iv) R$348 million in the maintenance of its activities, mainly in the renewal of contracts of its distribution network and the renovation of service stations. Oxiteno plans to invest R$121 million primarily in the maintenance of its production plants. Ultragaz plans to invest R$187 million to capture new customers in the bulk segment, and in the construction, expansion and maintenance of bottling facilities. Ultracargo plans to invest R$49 million, especially in the modernization, adjustment and maintenance of the infrastructure of its existing terminals and in the potential expansion of the Itaqui terminal, which shall start operating in 2016. Finally, in Extrafarma R$112 million in investments are planned, mainly in the acceleration of new drugstore openings and in the maintenance of its activities.

C.	Research and Development, Patents and Licenses, etc.

Research and Development

Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. As of December 31, 2014, 123 employees of Oxiteno were engaged in research and development and engineering activities. Oxiteno’s research and development expenditures in 2014, 2013 and 2012 were R$36 million, R$28 million and R$24 million, respectively. In 2004, Oxiteno founded its own “Science and Technology Council” with six of the world’s major specialists in surfactants as members. These specialists, with experience in the surfactant industry or in the academic environment in the US, Europe and Latin America, follow the trends and opportunities in the sector. Since 2004, the council, currently composed of five specialists, has met once a year in São Paulo to analyze Oxiteno’s research and development project portfolio, as well as the management methodology applied. Their recommendations enable Oxiteno to improve its research and development activities’ efficiency, as well as to broaden the reach of its partnerships with international entities. In addition, Oxiteno has created specific scientific councils with specialists from its main segments.

Oxiteno’s investments in research and development have resulted in the introduction of 55 new products during the last three years. Oxiteno will continue to invest in research and development focused on developing new product applications to meet clients’ needs.

Trademarks and Patents

Ipiranga owns registrations for the trademarks used in its distribution business, such as Ipiranga, Quilômetros de Vantagens Ipiranga (“Km de Vantagens”), Jet Oil, Clube VIP Ipiranga, Clube do Milhão Ipiranga, Posto 24 horas, Atlantic, Ipiranga 4x4, Gasolina Original Ipiranga (Original Ipiranga Gasoline), among several others. The 10-year period of validity of the registrations for these trademarks will expire between 2015 and 2022. IPP also owns a supplying fuel pump and other patents. Ipiranga acquired the am/pm brand in Brazil in November 2012 through an agreement signed with Atlantic Richfield Company.

The Company owns registrations for all its main trademarks: Extrafarma, Ultragaz, Brasilgás, Oxiteno and Ultracargo.

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

LPG business

Between 2003 and the end of 2007, LPG prices charged to LPG distributors in Brazil remained stable, despite increases in oil and LPG prices in the international markets, which were partially offset by the appreciation of the Real compared to the U.S. dollar, reducing the difference between LPG prices in Brazil and in the international markets. In 2008 Petrobras increased LPG refinery price for commercial and industrial usage by 15% in January, an additional 10% in April and 6% in July. In February 2009, Petrobras reduced the LPG refinery price for commercial and industrial usage by 5%. In January 2010, Petrobras increased the LPG refinery price for commercial and industrial usage by 6%. In December 2014, Petrobras increased the LPG refinery price for commercial and industrial usage by approximately 15% on average. The LPG refinery price for residential use remains unchanged since 2003. In the last few years, Petrobras’ practice has been not to immediately reflect in its oil derivatives prices in Brazil the volatility of international prices of oil and oil derivatives. We cannot guarantee that this trend will continue. Any sharp increase in LPG prices charged to LPG distributors could have an impact on Ultragaz’s results if it is unable to maintain its operational margins or sales volume.

LPG bulk sales are correlated to economic growth, thus an acceleration or deceleration in Brazilian GDP growth can affect our sales volume. In 2014, this segment represented 32% of the volume sold by Ultragaz. Bottled LPG is an essential good and, therefore, it has a weaker correlation with economic performance.

Brazil’s GDP grew by only 0.13% in 2014, below market forecasts made at the beginning of the year, and Brazil’s GDP is expected to contract in 2015 amidst social and political volatility, rising inflation, an expanding deficit and the impact of ongoing investigations into allegations of corruption in state-controlled and other enterprises. See “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Brazilian economic background.”

Chemical and petrochemical business

The specialty chemicals volume in the Brazilian market is correlated to economic growth and therefore an acceleration or deceleration in the Brazilian GDP growth can affect our sales volume, as Oxiteno’s specialty chemicals sales in Brazil represented 58% of its total sales in 2014. Brazil’s GDP grew by only 0.13% in 2014, below market forecasts made at the beginning of the year, and Brazil’s GDP is expected to contract in 2015 amidst social and political volatility, rising inflation, an expanding deficit and the impact of ongoing investigations into allegations of corruption in state-controlled and other enterprises. See “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Brazilian economic background.” From 2008 to 2011, Oxiteno completed certain capacity expansions, including the conclusion in 2011 of the 90 thousand tons per year expansion of the ethylene oxide unit in Camaçari, allowing an increase in sales volumes, and resulted in an increase in exports sales and hence in the portion of its volume sold outside Brazil. As the Brazilian market grows, Oxiteno aims at (i) increasing the volume sold in the domestic market as the logistics costs are usually lower than logistics cost of sales outside Brazil, and

(ii) increasing the volume of specialties sold, which are products of higher value added than commodities. In 2014, sales of specialty chemicals represented 86% of the total volume sold by Oxiteno, compared to 89% in 2013. In 2012, Oxiteno expanded its activities to the United States, through the acquisition of a specialty chemicals plant in Pasadena, Texas, with production capacity of 32 thousand tons per year, and to Uruguay, through the acquisition of American Chemical, a specialty chemicals company, with production capacity of 81 thousand tons per year. In 2013, Oxiteno invested in the expansion of its production capacity in Coatzacoalcos, in Mexico. In 2014, Oxiteno invested R$114 million mainly in continuing the expansion of its production capacity in Coatzacoalcos, Mexico, as well as in the maintenance of its production facilities. In 2015, Oxiteno plans to invest R$121 million primarily in the maintenance of its production plants.

Almost all of Oxiteno’s products prices and variable costs are linked to U.S. dollar. Therefore, a sharp appreciation or depreciation of the Real could have an impact on Oxiteno’s contribution margin in the future. In 2013, the Real depreciated 15% against the U.S. dollar. In 2014, the Real depreciated 9% against the U.S. dollar. In 2014, the Real depreciated 13% against the U.S. dollar. From December 31, 2014 to February 28, 2015 the Real depreciated 8% against the U.S. dollar. We cannot predict what will be the trend for the exchange rate in the future.

Oxiteno’s main raw material is ethylene, which is produced from naphtha in Brazil. Generally, naphtha prices in Brazil fluctuate with oil prices. In 2013, the oil price ended the year quoted at US$111 per barrel, up 1% over 2012. In 2014, the oil price ended the year quoted at US$62 per barrel, down 44% from 2013. From December 31, 2014 to February28, 2015, oil prices decreased by 23%. We cannot predict whether oil and ethylene prices will keep this trend. Additionally, the price of palm kernel oil, one of Oxiteno’s main raw materials, is subject to fluctuations in international markets, once it is subject to the effects of environmental and climatic variations that affect the palm plantations, fluctuations of harvest periods, economic environment in major producing countries and fluctuations in the demand for its use in the food industry. As a consequence, palm kernel oil prices are quite volatile. In 2013, the palm kernel oil price ended the year quoted at US$1,187 per ton, up 60% over 2012. In 2014, the palm kernel oil price ended the year quoted at US$1,006 per ton, down 15% over 2013. From December 31, 2014 to February 28, 2015, palm kernel oil prices increased by 21%. We cannot predict whether palm kernel oil prices will keep this trend. A sharp variation in ethylene and palm kernel oil prices could have an impact on Oxiteno’s results of operations if it is unable to maintain its operational margins.

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

Fuel distribution business

In the recent past, the combined sales of gasoline, ethanol and natural gas in Brazil have been correlated to the growth of light vehicle fleet in the country. According to ANFAVEA, the number of new vehicles registered in Brazil in 2011, 2012, 2013 and 2014 was 3.4 million, 3.6 million, 3.6 million and 3.3 million, respectively. In December 31, 2014 the estimated light vehicle fleet in Brazil was 39 million cars. Although registration of new vehicles decreased in 2014, light vehicle fleet grew by 6% which contributed to sustain the continuous increase in the market volume of gasoline, ethanol and NGV. According to ANP data these products combined presented a growth of 8% in 2014. Additionally, we believe the current ratio of inhabitants per vehicle in Brazil is still low when compared to the rate seen in countries with similar level of development. According to 2012 data released by ANFAVEA (the last available data), the penetration of light vehicles in Brazil is about 19% of total inhabitants, while in Argentina and Mexico it is 28%. On the other hand, reduction of the vehicle fleet in Brazil would negatively influence the growth in volumes for the combined sales of gasoline, ethanol and natural gas.

Diesel sales, which in 2014 accounted for 52% of the volume sold by Ipiranga, have historically been correlated with Brazilian economic performance, particularly the agricultural and consumer goods segments. Brazil’s GDP grew by only 0.13% in 2014, below market forecasts made at the beginning of the year, and Brazil’s GDP is expected to contract in 2015 amidst social and political volatility, rising inflation, an expanding deficit and the impact of ongoing investigations into allegations of corruption in state-controlled and other enterprises. See “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Brazilian economic background.” In 2014, the Brazilian diesel market, according to ANP data, presented growth of 3% when compared to 2013, largely influenced by an increased consumption of diesel for thermoeletrical plants.

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

In the last few years, Petrobras’ practice has been not to immediately reflect the volatility of international prices of oil and its derivatives in the Brazilian market. We cannot guarantee that this trend will continue. In October 2011, the Brazilian government reduced the percentage of anhydrous ethanol mixed to gasoline from 25% to 20%, due to a shortage of ethanol production. To avoid the price increase of the gasoline to the end consumer, the government decided to reduce the CIDE tax from R$230/m³ to R$193/m³ at the same time. In November 2011, the government reduced again the CIDE tax of the gasoline A to R$91/m³ and the diesel from R$70/m³ to R$47/m³. This reduction of the CIDE tax allowed Petrobras to increase gasoline and diesel prices by 10% and 2%, respectively, without affecting prices to the distributor. In June 2012, Petrobras increased gasoline and diesel prices by 3.9% and 7.8%, respectively, and the CIDE tax of both products was simultaneously reduced to zero, offsetting the effect of the increase in prices. In July 2012, Petrobras increased diesel price by 6.2%. Due to the Real depreciation and the prices of oil derivatives in the foreign market, (i) in January 2013, Petrobras increased gasoline and diesel prices by 6.6% and 5.4%, respectively; (ii) in March 2013, Petrobras announced a new adjustment in diesel price, of 4.9%; (iii) in November 2013, Petrobras increased once more gasoline and diesel prices by 4.0% and 8.0%, respectively. In November 2014, Petrobras announced another adjustment in the gasoline and diesel prices by 3% and 5%, respectively. In addition, in January 2015, the Brazilian government announced the return of the CIDE and the increase in the PIS and COFINS taxes on fuel, with an impact of R$220 per cubic meter for gasoline and R$150 per cubic meter for diesel, from February 1, 2015.

Retail pharmacy business

Retail pharmacy is a relevant market in Brazil and during the last years has presented significant growth. According to ABRAFARMA, the revenues of its member companies grew by 13% in 2014 compared to 2013. We believe the sector has potential for continued growth, mainly due to:

(i)	Brazilian aging population – the estimated Brazilian population over 60 years, which is responsible for the largest part of the consumption of medicines is estimated at 23 million people and is expected to reach 40 million people in 2030, an average growth of 4% per year, according to IBGE data;

(ii)	greater access to medicines, especially due to the growing prominence of generic drugs, which are cheaper than the reference branded medicine.

(iii)	the growing sale of personal care and beauty products through the drugstore chanel.

E.	Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations, as of December 31, 2014:

	Payment due by period
Contractual obligations	Total	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
	(in millions of Reais)
Financing	8,367.8	3,435.9	2,961.8	1,901.2	68.9
Estimated interest payments on financing(1) (2)	2,013.2	355,2	828.2	808.3	21.5
Currency and interest rate hedging instruments(3)	130.4	67.4	63.0	—	—
Estimated planned funding of pension plan — Ultraprev(4)	642.7	20.0	43.1	47.7	532.0
Purchase obligations — raw materials(5)	2,195.8	298.8	597.6	597.6	701.8
Purchase obligations — utilities(6)	46.5	19.4	23.3	3.7	—
Minimum tariff obligations — Ultracargo(7)	55.4	6.7	12.6	12.2	23.9
Operating leases(8)	222.7	61.3	74.2	46.2	41.1

Total contractual obligations	13,674.5	4,264.7	4,603.7	3,416.9	1,389.2

(1)	The estimated interest payment amount was calculated based on macro-economic assumptions including, on average for the period, principally (i) a 12.6% CDI interest rate, (ii) Reais to U.S. dollar exchange rate of R$2.83 in 2015, R$3.09 in 2016, R$3.36 in 2017, R$3.64 in 2018 and R$3.94 in 2019, (iii) a 5.5% TJLP rate and (iv) Brazilian inflation (IGP-M – General Market Price Index) at a rate of 5.7% in 2015, 6.0% in 2016, and 5.3% from 2017 to 2019. See “Item 5.B. Operating and Financial Review and Prospect — Liquidity and Capital Resources — Indebtedness” and Note 14 to our consolidated financial statements for more information about the maturity of our debt and applicable interest rates. See Notes 14 and 22 to our consolidated financial statements for more information on the maturity and the fair value of our swap agreements.
(2)	Includes estimated interest payments on our short-term and long-term debt. Does not include any information about our derivative instruments, for which the fair value is disclosed in Item 11. Quantitative and Qualitative Disclosures About Market Risk. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for more information about our derivative instruments.
(3)	The currency and interest rate hedging instruments were estimated based on projected U.S. dollar futures contracts and the futures curve of DI x Pre contract quoted on BM&FBOVESPA as of December 30, 2014, and on the futures curve of LIBOR (BBA—British Bankers Association) on December 31, 2014. In the table above, only the hedging instruments that are expected to result in a disbursement at the time of settlement were considered.
(4)	The estimated payment amount was calculated based on (i) a 5.2% inflation assumption, (ii) the average age of the participants as of December 31, 2014 (37 years) and (iii) the Company’s contribution in December 2014.
(5)	Our subsidiary Oxiteno Nordeste has a supply agreement with Braskem which establishes a minimum quarterly consumption level of ethylene and conditions for the supply of ethylene until 2021. Pursuant to the terms of this agreement, Oxiteno’s annual purchase commitment may not be lower than 205 thousand tons or higher than 220 thousand tons. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased. Oxiteno Nordeste has met the minimum purchase required since the beginning of the agreement. Our subsidiary Oxiteno has a supply agreement with Braskem, valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 30% of the current ethylene price for the quantity not purchased. The subsidiary has met the minimum purchase required since the beginning of the agreement.
(6)	The purchase obligation relates to long-term contracts under which Oxiteno is required to purchase a minimum amount of energy annually.
(7)	Tequimar has agreements with CODEBA — Companhia Docas do Estado da Bahia and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its ports facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products (i) in Aratu, of 1,000 thousand tons per year until 2016, and of 900 thousand tons per year from 2017 to 2022, as well as (ii) in Suape, of 650 thousand tons per year, until 2027, and of 400 thousand tons per year in Suape in 2028 and 2029. If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement based on the port tariff rates on the date established for payment. As of December 31, 2014, these rates per ton were R$5.79 for Aratu and R$1.38 for Suape.
(8)	The subsidiaries IPP and Cia Ultragaz have operating lease contracts related to land and building of service stations and stores, respectively.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists the members of our Board of Directors and senior management as of April 15, 2015:

Name	Position	Years with the Company	Age
Board of Directors
Paulo Guilherme Aguiar Cunha	Chairman	48	75
Lucio de Castro Andrade Filho	Vice Chairman	38	70
Alexandre Gonçalves Silva¹	Director	0	69
Carlos Tadeu da Costa Fraga¹	Director	0	57
Jorge Marques de Toledo Camargo¹	Director	0	60
José Maurício Pereira Coelho¹	Director	0	48
Nildemar Secches	Director	13	66
Olavo Egydio Monteiro de Carvalho	Director	12	73
Pedro Wongtschowski	Director	37	69
Executive Officers
Thilo Mannhardt	Chief Executive Officer	4	60
André Covre	Chief Financial and Investor Relations Officer, Ultrapar	11	44
João Benjamin Parolin	Officer, Oxiteno	29	56
Leocadio de Almeida Antunes Filho	Officer, Ipiranga	7	64
Paulo Correa Lazera	Officer, Extrafarma	1	58
Pedro Jorge Filho	Officer, Ultragaz	37	61
Ricardo Isaac Catran	Officer, Ultracargo	35	60

(1)	Members of the Board of Directors elected to first term at the Annual General Shareholders´ Meeting held in April 2015.

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

Pedro Wongtschowski. Mr. Wongtschowski has served as an officer of Ultrapar since 1985, becoming President and CEO from January 2007 to December 2012 and currently serves on the Board of Directors. He is Chairman of the Board of the National Research Center in Energy and Materials (“Centro Nacional de Pesquisa em Energia e Materiais”), Chairman of the Board of the National Association for Research, Development and Engineering of Innovative Companies (“Associação Nacional de Pesquisa e Desenvolvimento das Empresas Inovadoras”) and Chairman of the Board of EMPRAPII (“Associação Brasileira de Pesquisa e Inovação Industrial”). Mr. Wongtschowski is a member of the Board of Directors of Embraer, Companhia Nitroquímica Brasileira, CTC (Centro de Tecnologia Canavieira) and other private companies and non-profit-organizations. He is author or co-author of books related to the chemical industry. Mr. Wongtschowski is a Chemical Engineer, with MSc and PhD from Escola Politécnica — Universidade de São Paulo.

Jorge Marques de Toledo Camargo. Mr. Camargo joined us as a member of the Board of Directors in April 2015. He has been a member of the Board of Directors of Prumo Logística S.A. since 2014. Mr. Camargo currently serves as a senior consultant of Statoil Brazil. He has also been a Senior Consultant at McKinsey & Comp., Inc. since 2012, and a member of the Board of Directors of Mills Estruturas e Serviços de Engenharia S.A. since 2011. He was a member of the Board of Directors of Deepflex do Brasil Ltda from 2010 to 2013. He has more than 35 years of experience in the oil industry. He graduated in geology from the University of Brasilia and obtained a master’s degree in geophysics from the University of Texas.

Nildemar Secches. Mr. Secches joined us in April 2002 as a member of our Board of Directors. Mr. Secches is a member of the Board of Directors of Itaú Unibanco Holding S.A., of WEG S.A. and of Cia Suzano Papel and Celulose. From 2007 to 2013, he was the chairman of the Board of Directors of Brasil Foods S.A. and from 1995 to 2008 he was the CEO of Empresas Perdigão S.A. From 1972 to 1990, Mr. Secches worked for National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social — BNDES), serving as an executive officer from 1987 to 1990. From 1990 to 1994, Mr. Secches served as Chief Executive Officer of Grupo Iochpe-Maxion, where he is currently a member of the Board of Directors. Mr. Secches also previously held positions of Chief Executive Officer of ABEF — Brazilian Association of Chicken Producers and Exporters and vice-president of ABIPECS — Brazilian Association of Pork Producers and Exporters Industries. Mr. Secches received a degree in mechanical engineering from the University of São Paulo, a master’s degree in finance from Catholic University in Rio de Janeiro and a doctoral course in economics from the University of Campinas (in the state of São Paulo).

José Maurício Pereira Coelho. Mr. Coelho joined Ultrapar in April 2015 as a member of the Board of Directors. He is the Vice-president of Financial Management and Investor Relations of Banco do Brasil S.A. since 2015, a member of the Board of Directors of Grupo Neoenergia and has been a member of the Board of Directors of the BB Securities LLC, New York, since 2009. He has also been a member of the Board of Directors of Cielo S.A since 2012. He obtained a degree in accounting from Faculdade Unigranrio, Rio de Janeiro, in 1990. He has an MBA in Finance and Capital Markets, with specialization in Corporate Governance from FGV/RJ.

Olavo Egydio Monteiro de Carvalho. Mr. Monteiro de Carvalho joined our Company in December 2002 as a member of the Board of Directors. He is the chairman of the Board of Directors of Monteiro Aranha S.A. and a member on the Board of Directors of Klabin S.A. He is also a member of the Board of the Municipal Development Advisory (Conselho Municipal do Desenvolvimento — COMUDES), partner of Geociclo Biotecnologia S.A., member of the of the Board of Directors of Agência Rio-Negócios, an investment and promotion agency created to promote the economic and commercial development of Rio de Janeiro and was president of Associação Comercial do Rio de Janeiro until 2009. He holds a mechanical engineering degree from Technische Hochschule in Munich.

Alexandre Gonçalves Silva. Mr. Silva joined us in April 2015 as a member of the Board of Directors. Mr. Silva has been a member of the Board of Directors of Embraer S.A. since 2011, and in 2012 he became the Chairman of the Board of Directors of Embraer S.A. He has also been a member of the Board of Directors of Fibria Celulose S.A. since 2011, Tecsis – Tecnologia e Sistemas Avançados since 2003 and Companhia Nitro Química Brasileira since 2012. Mr. Silva was CEO of General Electric in Brazil from 2001 to 2007. He is a member of the Board of AMCHAM – American Chamber of Commerce for Brazil since 2003. He received a degree in industrial mechanical engineering from PUC—Catholic University in Rio de Janeiro in 1967.

Carlos Tadeu da Costa Fraga. Mr. Fraga joined us in April 2015 as a member of the Board of Directors. Mr. Fraga was a member of the Technological Park Council of the Universidade Federal do Rio de Janeiro from 2006 to 2012. He was also a member of the Orientation Board of Instituto de Pesquisas Tecnológicas de São Paulo from 2008 to 2012, and the Executive Manager of Exploration and Production of the Pre-salt of Petrobras – Petróleo Brasileiro S.A. from 2012 to 2015 (February). He earned a degree in civil engineering from UFRJ (Universidade Federal do Rio de Janeiro) in 1980.

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

André Covre. Mr. Covre joined Ultrapar in 2003 as Corporate Planning and Investor Relations Director. Mr. Covre has been the Company’s Chief Financial and Investor Relations Officer since March 2007. Mr. Covre has over 20 years of experience in strategic and corporate development, growth and turnaround ventures, corporate finance, mergers & acquisitions and capital markets. Mr. Covre is the coordinator of the Capital Markets Committee of IBGC (Brazilian Institute of Corporate Governance). From 2008 to 2010, Mr. Covre was the chairman and from 2010 to 2013 was vice-chairman of the Latin American Corporate Governance Roundtable’s Companies Circle, a group supported by the Organization for Economic Co-operation and Development – OECD, International Finance Corporation—IFC and Global Corporate Governance Forum—GCGF, aiming at developing corporate governance in Latin America. Mr. Covre began his career with Unisys Corp. in the United States, was formerly the treasurer of Pepsi Cola Engarrafadora in Brazil and a director of ABN AMRO Capital in Amsterdam, a private equity and venture capital fund. Mr. Covre holds an MBA from INSEAD, in France, and a bachelor degree in government studies from Fundação Getulio Vargas in São Paulo.

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

For the year ended December 31, 2014, the Company recognized aggregate compensation of our directors and executive officers of R$41.0 million in its financial statements, distributed as follows:

	Board of Directors	Executive Officers	Total
	(in thousands of Reais, except for the number of members)
Number of members(1)	9.00	6.92
Annual fixed compensation	4,409.8	14,126.3	18,536.1
Salary	3,019.7	8,563.6	11,583.3
Direct and indirect benefits	—	2,300.2	2,300.2
Variable compensation	—	13,334.7	13,334.7
Short-term variable compensation	—	11,651.0	11,651.0
Post-employment benefit	—	3,659.9	3,659.9
Stock-based compensation	—	5,461.8	5,461.8

Total compensation	4,409.8	36,582.7	40,992.5

The table below shows the higher, lower and average individual compensation recognized in our financial statements for our directors and executive officers in 2014:

Body	Number of members(1)	Highest individual compensation	Lowest individual compensation	Average individual compensation
	(in thousands of Reais, except for the number of members)
Board of Directors	9.00	1,376.2	311.5	455.4
Executive Officers	6.92	10,756.5	3,551.7	5,226.1

(1)	Weighted average number of members over the period

The main components of our management compensation plan are:

•	Fixed compensation (salary and direct and indirect benefits): a monthly amount paid with the purpose of remunerating the responsibility and complexity inherent to each position, the individual contribution and the experience of each professional.

•	Short-term variable compensation: an annual amount paid in order to align the interests of the executives with those of the Company. This amount is linked to (i) the businesses performance, which is measured through the Economic Value Added (EVA®) metric, and (ii) the achievement of annual individual goals established based on the strategic planning and focused on expansion and operational excellence projects, people development and market positioning, among others.

•	Long-term variable compensation: the purpose of this portion is to align long-term interests of executives and shareholders and to retain executives. The previous program had been effective from 2006 to 2011, with payment in 2012 after verified the achievement of the established goals. In February 2014, a similar program was established for the CEO of Ultrapar.

In addition, a portion of the aggregated compensation is represented by the amortization of the shares granted to the executive officers under the Deferred Stock Plan (defined below). See “Item 6.D. Directors, Senior Management and Employees — Employees.”

On April 27, 2001, the Annual General Shareholders’ Meeting approved a stock-based compensation plan to members of management and employees in executive positions in the Company. On November 26, 2003, the Extraordinary General Shareholders’ Meeting approved certain amendments to the original plan of 2001 (the “Deferred Stock Plan”). In the Deferred Stock Plan, certain members of management of the Company have the voting and economic rights of shares and the ownership of these shares is retained by the subsidiaries of the Company. The Deferred Stock Plan provides for the transfer of the ownership of the shares to those eligible members of management after five to ten years from the initial concession of the rights subject to uninterrupted employment of the participant during the period. The total number of shares to be used for the Deferred Stock Plan is subject to the availability in treasury of such shares. It is incumbent on Ultrapar’s Board of Directors to select the members of management eligible for the plan and propose the number of shares in each case for approval by the Board of Directors. On December 31, 2014, the amount granted to the Company’s executives, including tax charges, totaled R$119.8 million. This amount is amortized over the vesting period of the Deferred Stock Plan, between five and ten years from the grant date. The amortization in 2014 in the amount of R$12.2 million was recognized as a general and administrative expense. The fair value of the awards were determined on the grant date based on the market value of the shares on the BM&FBOVESPA.

The chart below sets forth a historical summary of the shares provided to the members of our board of executive officers as of December 31, 2014:

Body	Statutory Officers
Number of members	6.00
Granting date[1]	18-Dec-03	04-Oct-04	14-Dec-05	09-Nov-06	12-Dec-07	08-Oct-08	16-Dec-09	10-Nov-10	07-Nov-12	03-Feb-14	05-Mar-14	10-Dec-14
Number of shares granted[2]	239,200	94,300	20,000	133,600	100,000	496,000	40,000	140,000	70,000	288,400
Period for the share effective ownership to be transferred					1/3 in Nov-2012	1/3 in Sep-2013	1/3 in Nov-2014	1/3 in Oct-2015	1/3 in Oct-2017	1/3 in Jan-2018	1/3 in Mar-2019	1/3 in Dec-2019
	Nov-2013	Sep-2014	Nov-2016	Oct-2016	1/3 in Nov-2013	1/3 in Sep-2014	1/3 in Nov-2015	1/3 in Oct-2016	1/3 in Oct-2018	1/3 in Jan-2019	1/3 in Mar-2020	1/3 in Dec-2020
					1/3 in Nov-2014	1/3 in Sep-2015	1/3 in Nov-2016	1/3 in Oct-2017	1/3 in Oct-2019	1/3 in Jan-2020	1/3 in Mar-2021	1/3 in Dec-2021
Price assigned to the shares granted (R$)³	7.58	10.20	8.21	11.62	16.17	9.99	20.75	26.78	42.90	50.64

¹	Weighted average of the number of statutory officers over the period.
²	Includes shares granted from 2004 to 2008 to certain officers who were not statutory officers at the granting date.
³	The number and the price of shares granted were adjusted to reflect the stock split of the shares issued by the Company at a ratio of 1 existing share to 4 shares approved by extraordinary general meeting on February 10, 2011.

For more information on our Deferred Stock Plan, please see Note 8(c) to our financial statements.

C.	Board Practices

We are managed by our Board of Directors (Conselho de Administração) and by our executive officers (Diretoria). As of December 31, 2014, our Board of Directors elected at the annual general shareholders’ meeting on April 10, 2013, consisted of nine members, five of whom are independent, according to the Brazilian rules, non-executive members (including one appointed by former minority preferred shareholders). Two members of the board were executive officers until December 2006 and one member was an executive officer until December 2012. Our Board of Directors must meet regularly every three months and extraordinarily whenever called by its chairman or by any two directors. During 2014, eight board meetings were held. Each meeting of the Board of Directors requires that a majority of the directors be present, including the chairman or the vice-chairman, before the meeting may commence. The vote of a majority of the members present is required for approval of a resolution by the Board of Directors. In case of a tie, the chairman, or in the chairman’s absence, the vice chairman, will provide the casting vote. The chairman of our Board of Directors has the power to call a special meeting of the Board of Directors as circumstances may require; provided, however, that two-thirds of board members are present in order to convene such special meeting. Among other responsibilities, the Board of Directors is responsible for (i) our general guidelines, (ii) electing and removing our executive officers, supervising their management and fixing their compensation, (iii) deliberating on the issuance of new shares, within the limits of our authorized capital, (iv) authorizing the distributions of dividends and interest on shareholders’ equity, (v) approving transactions with value exceeding three percent of our shareholders’ equity, (vi) approving our dissolution or merger and (vii) the appointment of independent registered public accounting firm, among other responsibilities. Pursuant to Brazilian law, each member of the Board of Directors must be elected by the holders of our shares at the general shareholders’ meeting.

Members of the Board of Directors are elected for a period of two years and may be reelected.

Our bylaws require that at least thirty percent of the members of our Board of Directors be independent directors, in accordance with independence requirements of the Novo Mercado segment regulation. In addition, our bylaws set forth that the election of the members of the Board of Directors must be made through the nomination of a slate of candidates, unless cumulative voting is requested. Only the following slates of candidates will be eligible; (i) those nominated by the Board of Directors; or (ii) those nominated by any shareholder or group of shareholders. See “Item 4.A. Information on the Company — History and Development of the Company – New corporate governance structure” and “Exhibit 1.1. — Bylaws of Ultrapar, dated as of January 31, 2014.”

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

On April 15, 2015, the annual general shareholders’ meeting of Ultrapar elected the 9 members of Board of Directors, 6 of whom are independent according to the rules of the Novo Mercado.

Executive Officers

As of December 31, 2014, our Board of Executive Officers was comprised of a minimum of four and a maximum of eight members, including our Chief Executive Officer.

Members of Board of Executive Officers are appointed for a two-year term and can be reelected. For the dates on which our executive officers began holding their respective position, see “Item 6.A. Directors, Senior Management and Employees — Directors and Senior Management.”

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

As set forth in our bylaws approved on June 28, 2011, our fiscal council acts on a non-permanent basis. In addition, our bylaws provide for an audit committee as an ancillary body of the Board of Directors. In the event the fiscal council is installed in accordance with Brazilian Corporate Law, the fiscal council will operate as the audit committee during that mandate, exercising all the duties and in accordance with the requirements set forth in our bylaws, including with respect to its members. The audit committee will not operate in any fiscal year when a fiscal council is installed. See “Exhibit 1.1. —Bylaws of Ultrapar, dated as of January 31, 2014.” We currently have a fiscal council installed.

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

The fiscal council is a separate corporate body independent of our management and our external independent registered public accounting firm. According to the Brazilian Corporate Law, the fiscal council must meet at least four times per year. Since its establishment, in July 2005, our fiscal council has been meeting on a regular basis, and in 2014, they held eleven meetings. Our fiscal council is responsible for reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with applicable accounting, internal control and auditing requirements and in compliance with the provisions of Brazilian Corporate Law; the forms of the CVM and requirements for listing on BM&FBOVESPA; the rules of the SEC and the requirements for listing on NYSE. Our fiscal council also (1) makes recommendations to our board of directors regarding the appointment, retention and oversight of our independent registered public accounting firm, (2) discusses matters related to interim and annual financial statements with the management of the Company and the independent registered public accounting firm, (3) reviews and evaluates the performance of internal auditing and (4) discusses matters related to effectiveness of the internal controls of the Company with management and independent registered public accounting firm. With the support of our fiscal council, the Company improved procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. Our fiscal council may hire outside advisors to assist it with matters related to the course of their duties, and such expenses are covered by the Company. The members of our fiscal council are elected by our shareholders at the annual general shareholders’ meeting for one-year terms and are eligible for reelection. The terms of the members of our fiscal council expire at the next annual general shareholders’ meeting. Under Brazilian Corporate Law, individuals who are members of our board of directors or our board of executive officers or are employees or spouses or relatives of any member of our management are not eligible to serve on the fiscal council. To be eligible to serve on our fiscal council, a person must be a resident of Brazil and either a university graduate or has been a Company officer or fiscal council member of another Brazilian company for at least three years prior to election to our fiscal council.

On June 28, 2011, the extraordinary shareholders’ meeting approved the modification of the number of fiscal council members from five to three members. See “Item 4.A. Information on the Company — History and Development of the Company New corporate governance structure” and “Exhibit 1.1. — Bylaws of Ultrapar, dated as of January 31, 2014.”

On April 15, 2015, the annual general shareholders’ meeting approved compensation for fiscal council members of R$14,800 per month for each effective (non-alternate) member, except for the president of the fiscal council, whose compensation was set at R$16,000 per month.

As of December 31, 2014, our fiscal council consisted of three members and their respective alternate members, set forth on the following table:

Name	First Year of Appointment
Flavio César Maia Luz	2005
Márcio Augustus Ribeiro (alternate)	2007
Mario Probst	2005
Pedro Ozires Predeus (alternate)	2005
José Reinaldo Magalhães	2013
Paulo Cesar Pascotini (alternate)	2014

On April 15, 2015, at the general shareholders’ meeting, the fiscal council members Flavio César Maia Luz and Mario Probst were reelected, as well as Márcio Augustus Ribeiro, Paulo Cesar Pascontini and Pedro Ozires Predeus as alternates of Mr. Luz, Mr. Probst and Mr. Janio Carlos Endo Macedo, respectively, the latter elected in replacement of Mr. Magalhães. Summarized below is information regarding the business experience, areas of experience and principal outside business interests of the current members of our fiscal council.

Flavio César Maia Luz. Mr. Luz has been our fiscal council president since 2005. Mr. Luz is a partner-officer at Doing Business Consultoria Empresarial Ltda, a business and corporate finance Company. Mr. Luz is a member of the fiscal council at CTEEP S.A. and Itaúsa S.A. and a member of the Board of Directors of Senior Solutions S.A., since 2012, and of Ser Educacional S.A. Mr. Luz was corporate and finance vice-president of Cofra Latin America Ltda. – C&A Group from 2001 to 2010 and was Chief Executive Officer of Banco Ibi – C&A Group in 2009. From 1999 to 2001, Mr. Luz served as executive director and vice-president of the Board of Directors at Eletropaulo. From 1976 to 1998, Mr. Luz worked at Duratex, where he occupied the executive vice-president position from 1993 to 1998. Mr. Luz received a degree in civil engineering from Escola Politécnica da Universidade de São Paulo and a post-graduate degree in business administration from Escola de Administração de Empresas de São Paulo da Fundação Getulio Vargas. He also holds certificates of continuing education programs in Finance, Marketing and Mergers & Acquisitions, from Harvard Business School, Stanford University and Wharton Business School, respectively.

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

Janio Carlos Endo Macedo. Mr. Silva joined us in April 2015 as a member of fiscal council. He has been the government sector relationship officer of Banco do Brasil S.A. since 2012. He has also been a Board member of Fundo da Marinha Mercante and a member of the Board of Directors of Ativos S.A. since 2013. He was the Commercial Director of Companhia de Seguros Aliança do Brasil from 2010 to 2011. He holds a bachelor in law and an MBA from Universidade São Paulo.

Corporate Governance

We are incorporated under the laws of Brazil and we are subject to Brazilian laws related to corporate governance. Under Brazilian Corporate Law, there are no legal requirements with respect to corporate governance regarding (i) the independence of our Board of Directors, (ii) meetings of non-management directors, (iii) the mandatory establishment and composition of certain board committees or (iv) the adoption and disclosure of corporate governance guidelines or codes of business conduct and ethics. As a non-U.S. issuer, we are exempt from adopting certain NYSE corporate governance requirements. However, we aim to ensure that best practices, recommendations and standards of corporate governance are employed in our functioning and operations. As of December 31, 2014, we had adopted corporate governance practices, such as the requirement that at least 30% of the members of the Board of Directors be independent, the implementation of a code of ethics for Ultra S.A., senior officers and all employees, and the implementation of the compensation and audit committees. According to our bylaws, the fiscal council will act on a non-permanent basis and will be installed when requested by our shareholders as set forth in Brazilian Corporate Law. We currently have a fiscal council installed. The audit committee will not operate in any fiscal year when a fiscal council is installed. See “Fiscal Council and Audit Committee Exemption” and “Description of the Audit Committee”.

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

Description of the Audit Committee

Our bylaws establish the audit committee as an ancillary body of the Board of Directors. The audit committee shall be comprised of three independent members, of whom at least two shall be external members, all elected by the Board of Directors for a one-year term of office, with reelection being permitted for successive terms. The external members of the audit committee shall not be a member of the Board of Directors of the Company or of its controlled companies and shall have knowledge or experience in auditing, controls, accounting, taxation or rules applicable to publicly-held companies, in so far as they refer to the adequate preparation of their financial statements. The audit committee shall (a) propose to the Board of Directors the nomination of the independent registered public accounting firm as well as their replacement; (b) review the management report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors; (c) review the quarterly financial information and the periodic financial statements prepared by the Company; (d) assess the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures; (e) provide its opinion, upon request of the Board of Directors, with respect to the proposals of the management bodies, to be submitted to the shareholders’ meetings, relating to changes to the capital stock, issuance of debentures or warrants, capital budgets, dividend distribution, transformation, merger, amalgamation or spin-off; and (f) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant. As set forth by our bylaws, our fiscal council will act on a non-permanent basis and its current members will remain in office until the annual general shareholders’ meeting that will be held on 2016. As determined in our bylaws, in the event the fiscal council is established as set forth in Brazilian Corporate Law, the fiscal council shall operate as the audit committee exercising all the duties provided for in our bylaws. The audit committee will not operate in any fiscal year when a fiscal council is installed. See “Item 4.A. History and Development of the Company – New corporate governance structure” and “Exhibit 1.1. — Bylaws of Ultrapar, dated as of January 31, 2014.”

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

As set forth in our bylaws, the compensation committee was installed by the Board of Directors at the meeting held on November 9, 2011. Mr. Lucio de Castro Andrade Filho, Mr. Renato Ochman and Mr. Nildemar Secches, were appointed as members of the compensation committee on the Board of Directors meeting held on May 15, 2013. The members of our compensation committee for the next two-year term will be appointed in the meeting of the Board of Directors to be held on May 6, 2015.

Termination Agreements

Not applicable.

D.	Employees

As of December 31, 2014, we had 13,973 employees. The following table sets forth our number of employees per line of business at the dates indicated:

	As of December 31,
	Number of employees
	2014	2013	2012
Ultragaz	3,636	3,704	3,933
Ipiranga	2,764	2,682	2,562
Oxiteno	1,809	1,829	1,795
Ultracargo	613	604	593
Extrafarma	4,711	—	—
Others(1)	440	416	399
Ultrapar	13,973	9,235	9,282

(1)	Includes corporate center personnel.

Ultrapar’s employees are covered by collective agreements with the labor unions that represent different industry sectors: Ultragaz in the minerals trading and transportation sectors; Ipiranga in the fuel distribution sector; Oxiteno in the chemicals sector; Ultracargo in the storage sector; and Extrafarma in the retail pharmacy business. All agreements, signed between the companies and labor unions of each sector, addresses social, financial, labor union and labor relations issues.

In February 2001, our Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by Ultrapar and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev — Associação de Previdência Complementar, since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring Company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective contribution in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective contribution over a period of 5 to 25 years. The sponsoring Company does not guarantee the amounts or the duration of the benefits received by each employee that retires. The total number of participating employees as of December 31, 2014 was 8,511.

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

As of December 31, 2014, following the Extrafarma Transaction and the shares issued to the former Extrafarma shareholders in connection therewith, Ultrapar’s capital stock was composed of 556,405,096 common voting shares.

The table below sets forth the number of our common shares beneficially owned by each of our directors and executive officers as of December 31, 2014, including through their participation in Ultra S.A., and does not reflect changes to our capital stock subsequent to such date:

	Total
	Shares	%
Board of directors
Paulo Guilherme Aguiar Cunha(1)	15,730,616	2.8%
Lucio de Castro Andrade Filho(1)	5,568,164	1.0%
Ana Maria Levy Villela Igel(1)	32,851,421	5.9%
Ivan de Souza Monteiro	—	0.0%
Nildemar Secches(2)	168,068	0.0%
Olavo Egydio Monteiro de Carvalho	4	0.0%
Paulo Vieira Belotti	68	0.0%
Pedro Wongtschowski(1)	2,368,987	0.4%
Renato Ochman	0	0%
Executive officers
Thilo Mannhardt	150,001	0.0%
André Covre(3)	401,600	0.1%
João Benjamin Parolin(3)	280,000	0.1%
Leocadio de Almeida Antunes Filho(3)	300,000	0.1%
Paulo Correa Lazera	1,357,922	0.2%
Pedro Jorge Filho(3)	339,900	0.1%
Ricardo Isaac Catran(3)	149,650	0.0%

Board of directors and executive officers	59,666,401	10.7%

Total	556,405,096

(1)	Individuals who beneficially own shares primarily through their participation in the holding company Ultra S.A. See “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders.”
(2)	Individual who owns shares through an exclusive fund.
(3)	Executives who were granted shares through the Deferred Stock Plan.

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

Additionally, Ultrapar issued subscription warrants that, if exercised, would lead to the issuance of up to 4,007,031 shares in the future, broken down into 801,409 shares related to subscription warrants – working capital and 3,205,622 shares related to subscription warrants – indemnification. On June 30, 2014, after an assessment of the working capital and indebtedness adjustments the Company identified that the subscription warrants – working capital shall not be exercised by the former shareholders of Extrafarma. Accordingly, the Company reversed full provision for the issuance of 801,409 shares related to subscription warrants – working capital, which corresponded to R$42.1 million at the closing date. Additionally, it was verified that Ultrapar has R$12.2 million in receivables due to the adjustment on working capital that was registered under “other receivables” in current assets. The shares of the subscription warrants – indemnification may be exercised as from 2020 and is adjusted according to variations of provisions for fiscal, civil and labor risks and contingent liabilities related to the period prior to January 31, 2014. For more information, see Note 3.a and 22 to our consolidated financial statements.

Currently, Ultrapar’s capital stock is composed of 556,405,096 common voting shares. See “Item 4.A. History and Development of the Company.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The table below shows the capital stock of Ultrapar as of December 31, 2014:

	Total
	Shares	%
Shareholders
Ultra S.A. Participações	119,760,601	22%
Aberdeen Asset Management PLC(1)	65,205,340	12%
Parth Investments Company(2)	42,833,956	8%
Caixa de Previdência dos Funcionários do Banco do Brasil	31,968,700	6%
Ultra-DI Participações S.A.(2)	2,254,436	0%
Others	294,382,063	53%

Total	556,405,096	100%

(1)	Fund managers headquartered in England (according to relevant shareholder position notice disclosed by the respective funds). Position informed by the shareholder on June 13, 2011.
(2)	Parth Investments Company and Ultra-DI Participações S.A. are controlled by Daisy Igel’s family.

Ownership and Capital Structure of Ultra S.A. Participações

As of December 31, 2014, Ultra S.A. owned approximately 22% of Ultrapar’s voting shares. As of December 31, 2014, the capital stock of Ultra S.A. was beneficially owned as follows:

	Common		Preferred		Total
	Shares	%	Shares	%	Shares	%
Shareholders
Fabio Igel	7,518,770	13%	1,768,275	7%	9,287,045	11%
Marcia Igel Joppert	6,201,602	11%	2,062,988	9%	8,264,590	10%
Joyce Igel de Castro Andrade	5,916,246	10%	1,262,989	5%	7,179,235	9%
Rogério Igel	3,634,187	6%	130,519	1%	3,764,706	5%
Christy Participações Ltda.	4,049,199	7%	4,990,444	21%	9,039,643	11%
Others	4,640,702	8%	1,332,571	6%	5,973,273	7%

Total Shareholders	31,960,706	55%	11,547,786	48%	43,508,492	53%

	Common		Preferred		Total
	Shares	%	Shares	%	Shares	%
Directors and officers
Paulo Guilherme Aguiar de Cunha	10,654,109	18%	—	0%	10,654,109	13%
Ana Maria Levy Villela Igel	9,764,689	17%	12,395,100	52%	22,159,789	27%
Lucio de Castro Andrade Filho	3,775,470	7%	—	0%	3,775,470	5%
Pedro Wongtschowski	1,606,301	3%	—	0%	1,606,301	2%

Total Directors and Officers	25,800,569	45%	12,395,100	52%	38,195,669	47%

Total	57,761,275	100%	23,942,886	100%	81,704,161	100%

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

Shareholders’ Agreements

Ultra S.A.’s shareholders executed, on February 24, 2014, a new shareholders’ agreement which became effective as of that date and replaced the 2011 Ultra S.A. Shareholders’ Agreement. The Ultra S.A. shareholders agreement’s main terms are substantially related to (i) the decision process of Ultra S.A.’s vote at Ultrapar’s shareholders meetings and (ii) procedures to exchange any party’s shares in Ultra S.A. into shares of Ultrapar, provided that the party’s percentage held in our capital remains the same percentage held indirectly through his or her interest in Ultra S.A. The terms and conditions of the new shareholders’ agreement are substantially the same as the previous shareholder’s agreement among the same parties effective since 2011, except, mainly, for the replacement of previous meetings among the agreeing parties for extraordinary shareholders’ meetings of Ultra S.A. to decide upon the vote of Ultra S.A. regarding certain matters in general shareholders’ meetings of Ultrapar. The 2014 Shareholders’ Agreement will be valid for a five-year term and is renewable by a unanimous resolution. It can be terminated prior to the expiration of its term by a resolution of 80% of Ultra S.A. voting shares. Additionally, in line with the 2011 Shareholders’ Agreement, the following provisions remain:

•	any party purchasing shares of Ultra S.A. must agree to be bound by the terms of the 2014 Shareholders’ Agreement;

•	the requirement for prior approval at a shareholders’ meeting for a third party to become an Ultra S.A. shareholder; and

•	the obligation to the agreeing parties of the 2014 Shareholders’ Agreement to vote favorably at the extraordinary shareholders’ meeting of Ultra S.A. convened to discuss and approve the necessary actions for the exchange of any party’s shares in Ultra S.A. into our shares at an exchange ratio necessary to obtain the same percentage of our capital stock as was held in Ultra S.A.

See “Exhibit 2.13 – 2014 Ultra S.A. Shareholders’ Agreement, dated as of February 25, 2014.”

B.	Related Party Transactions

As of December 31, 2014, Ultrapar is responsible for guarantees and securities provided to subsidiaries in the amount of R$3,779.5 million. This disclosure of related party transactions is provided for purposes of the rules governing Annual Reports on Form 20-F and is not meant to suggest that these matters would be considered related party transactions under IFRS.

After the Extrafarma Transaction, Mr. Paulo Correa Lazera, Extrafarma’s former shareholder and CEO, became a member of Ultrapar’s executive board, and a long-term shareholder of Ultrapar. In connection with the Extrafarma Transaction, Ultrapar issued subscription warrants and recorded R$12.2 million of accounts receivable in its December 31, 2014 balance sheet. One seventh of such subscription bonuses and accounts receivables is owned or owed by Mr. Paulo Correa Lazera, as the case may be. See Note 3.a) to our consolidated financial statements and “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments — Description of the Extrafarma Transaction.”. None of the members of our Board of Directors or executives or their family members has any direct participation in any material transaction involving the Company or that is relevant to our businesses.

Utingás’ bylaws provide for each of its shareholders to use a proportion of Utingás’ total storage capacity equal to such shareholder’s proportionate ownership of Utingás. Accordingly, Ultragaz is entitled to use 4.3 thousand tons of LPG storage capacity at Utingás’ facilities, reflecting Ultragaz’s 57% ownership in Utingás. The amount of payments made by Ultragaz to Utingás in 2014 with respect to the use of storage capacity at Utingás’ facilities totaled R$7.0 million.

See Note 8.a) to our consolidated financial statements for a detailed breakdown of related party transactions as of December 31, 2014.

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

The amount of retention of profits and investments reserve are free of distribution restrictions and totaled R$2.8 billion as of December 31, 2014 (R$2.4 billion as of December 31, 2013).

For 2014 and 2013, we declared dividends to our shareholders in the amounts of R$779 million and R$744 million, corresponding to 62% and 61% of our reported net income for each year, respectively.

The following table sets forth the dividends per share distributed by us with respect to our capital stock in the past five years.

Dividend history

Year’s results	Common shares	Preferred shares(1)	Common shares	Preferred shares(1)
	(in Reais per share)		(in US$ per share)(2)
2010(3)	0.80	0.80	0.47	0.47
2011	0.98	N/A	0.59	N/A
2012	1.17	N/A	0.60	N/A
2013	1.37	N/A	0.58	N/A
2014	1.42	N/A	0.53	N/A

(1)	On June 28, 2011, the extraordinary general shareholders’ meeting and the special preferred shareholders’ meeting approved the Conversion, which was concluded on August 17, 2011. For further information see “Item 4.A. Information on the Company — History and Development of the Company.”
(2)	The amounts in Reais have been converted into dollars using the exchange rates at each respective payment date.
(3)	The dividend per share was retroactively adjusted for the 1:4 stock split approved in the extraordinary shareholders’ meeting held on February 10, 2011. For further information see “Item 4.A. Information on the Company — History and Development of the Company.”

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

Labor matters

The Company and its subsidiaries maintained provisions of R$71.5 million as of December 31, 2014 for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights.

In 1990, the Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno Nordeste and EMCA, companies located in the Camaçari Petrochemical Complex, are members, filed separate lawsuits against the subsidiaries demanding the compliance with the fourth section of the collective labor agreement, which provided for a salary adjustment in lieu of the salary policies practiced. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica, requiring the recognition of the loss of effectiveness of such fourth section. Individual claims were rejected. The collective bargain agreement is currently pending trial by STF. In the second half of 2010, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica and reported the fact in the collective bargain agreement dispute. Based on the opinion of their legal advisors, that reviewed the latest STF decision in the collective bargain agreement dispute as well as the status of the individual claims involving the subsidiaries Oxiteno Nordeste and EMCA, the management of such subsidiaries believed that it was not necessary to recognize a provision as of December 31, 2014.

Civil claims

The civil claims against us are mainly related to legal proceedings for indemnity derived from contractual relationships.

Certain subsidiaries are engaged in lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former suppliers, as well as proceedings related to environmental issues. The company and its subsidiaries maintained total provisions of R$58.3 million as of December 31, 2014 for such lawsuits and administrative proceedings.

Additionally, certain former shareholders of RPR, CBPI and DPPI filed two lawsuits in the States of São Paulo and Rio de Janeiro questioning the Share Exchange in connection with the acquisition of the Ipiranga Group in order to prevent the Company’s shareholders’ meeting that would deliberate on the Share Exchange from taking place. Decisions by administrative and judicial courts stated that there were no legal grounds for the request. Based on such administrative and court decisions, the Share Exchange was approved by the shareholders’ meeting of the companies on December 18, 2007. The lawsuit filed in the State of Rio de Janeiro terminated as a result of loss of interest to sue, due to the sale of the correspondent shareholding at Ultrapar. Regarding the lawsuit filed in the state of São Paulo, the former Ipiranga shareholders that filed the suit appealed against the decision issued and the court of appeals rejected this appeal and maintained the lower court’s decision. Nonetheless, such former shareholders filed a special appeal against such decision, which was also not admitted by the court of appeals. Against this specific decision on non-admittance, they filed an interlocutory appeal to forcibly refer the case records to the Brazilian Supreme Court, where both admission and merits of the special appeal will be judged. In 2011, a new lawsuit in the State of Rio de Janeiro was filed by some of these former shareholders, questioning aspects of the Share Exchange. This new lawsuit is still pending a lower court decision. The Company has not recorded any provision for these lawsuits in its financial statements.

Tax matters

We filed lawsuits challenging the constitutionality of several taxes applicable to us. The Company and its subsidiaries obtained decisions to pay the PIS and the COFINS without the changes introduced by Law 9,718/1998 in its original version. The ongoing questioning refers to the levy of these contributions on sources of income other than gross revenue. In 2005, the STF decided the question in favor of the taxpayers. Although this has set a favorable precedent, the effect of this decision does not automatically apply to all companies, since they must await the formal decision in their own lawsuits. Certain lawsuits of the Company’s other subsidiaries are currently pending trial and, in the event all decisions in such lawsuits become final and unappealable in favor of the subsidiaries, the Company estimates that the total positive effect on income before corporate income tax (“IRPJ”) and social contribution on net profit (“CSLL”), may reach R$36.5 million, net of attorney’s fees.

On October 7, 2005, our subsidiaries Cia Ultragaz and Bahiana filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the Brazilian Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court of 1st degree on May 16, 2008. Under the preliminary injunction, the subsidiaries were required to make escrow deposits for these debits in the accumulated amount of R$388.6 million as of December 31, 2014 (R$345.5 million as of December 31, 2013) and have registered a corresponding liability. After the decision of 2nd degree court on July 18, 2014 the escrow deposits were suspended by the subsidiaries and they have been collecting the IRPJ and CSLL since then. In order to have the right of making escrow deposits back, the subsidiaries filed a writ of prevention that was defeated on December 30, 2014 and the subsidiaries appealed against such decision on February 3, 2015 before the relevant courts (STJ and STF), and the final decision of such appeal have not been issued until the date of the present annual report on Form 20-F.

Ipiranga has provisions for IRPJ and CSLL related to the unconstitutionality of Law No. 9,316/1996, that denied the deduction of CSLL from the IRPJ tax basis, in the amount of R$20.7 million as of December 31, 2014 (R$19.8 million as of December 31, 2013).

The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia Ultragaz, Tequimar, RPR, Tropical, EMCA, IPP and Extrafarma filed for a preliminary injunction seeking the deduction of ICMS from their PIS and COFINS tax bases. Oxiteno Nordeste and IPP obtained the right to pay the challenged amounts into escrow deposits through an injunction, and recognized a corresponding provision in the amount of R$92.4 million as of December 31, 2014 (R$86.3 million as of December 31, 2013).

Ipiranga has provisions related to ICMS, mainly with respect to the nonpayment of the ICMS for several reasons that resulted in tax assessments for which the proof of payment is not evident. The amount involved is R$19.5 million as of December 31, 2013. In the second half of 2014, the subsidiary provided documental prove relating to the alleged lack of payment of ICMS levied on outflow transactions of fuel that should be examined through judicial inspection. The subsidiary decided to write-off the provision for such contingency after re-examining the chance of loss of such claim and changing it to “possible”.

The main tax claims of Ipiranga and its subsidiaries classified as having a possible risk of loss, and that have not been recorded in the financial statements due to this assessment, are related to ICMS, and mainly to: (a) the required proportional reversal of ICMS credits recorded on the purchase of ethanol that was later resold at lower prices as a result of PROÁLCOOL, a Federal Government program to encourage alcohol production, determining the anticipation of financial subsidy by the distributors to the mill owners and their subsequent reimbursement by the DNC (current ANP or “National Oil Agency”) (R$116.5 million), (b) alleged undue ICMS credits on the grounds that the company has taken ICMS credits in its tax records, for which the tax authorities understand that there was no proof of origin (R$36.4 million), (c) assessments for alleged non-payment of ICMS (R$52 million), (d) assessments issued in Ourinhos/SP in connection with the return of ethanol loans made with deferred tax (R$45.2 million), (e) assessments in the State of Rio de Janeiro demanding the reversal of ICMS credits on interstate sales made under Article 33 of ICMS Convention 66/88, which allowed the use of the ICMS credit but was suspended by an injunction granted by STF (R$17.8 million), (f) ICMS credits taken in relation to bills considered invalid, though the understanding of the STJ is that it is possible to take credit, even if there is defect in the document of the seller, as long as it is confirmed that the transaction occurred (R$28.8 million), (g) tax assessments arising from surplus or shortage of inventory, generated by differences in temperature or handling of the product, without the corresponding issuance of invoices in accordance with the understanding of tax authorities (R$60.4 million), (h) infraction relating to the disallowance of ICMS legitimately appropriated by the company issued because of allegedly failing to comply with legal formalities, in the amount of R$40.2 million and; (i) assessments arising from ICMS credits related to inputs of ethanol from certain States that had granted tax benefits to producers of alcohol in alleged disagreement with the law (R$36.4 million), (j) assessments that consider various possible breaches of auxiliary obligations, among them the alleged failure to issue invoices, the alleged failure to properly deliver informative reports to the tax authorities and complete the DANFE—Auxiliary Document Electronic Invoice, among others (R$8.2 million); and (k) infraction notice for non-payment of ICMS related to the acquisition of basic lubricating oil, whose remittance was deferred to the time of the subsequent industrialized output relating to interstate transactions (covered by the constitutional non-incidence—article 155, X, ‘b’ of the Federal Constitution) (R$11.6 million).

The subsidiary IPP has assessments invalidating the set-off of IPI credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The non-provisioned amount of this contingency, in 2014, was R$140.6 million (R$117.7 million in 2013).

The table below summarizes our provisions related to legal and administrative proceedings as of December 31, 2014, 2013 and 2012:

	2014	2013	2012
	(in millions of Reais)
Income and social contribution taxes	406.5	360.9	305.8
PIS and COFINS	119.2	86.5	82.9
ICMS	20.8	33.1	62.5
Others	140.9	158.5	149.2
Total	687.4	639.0	600.5

Some of the provisions above involve escrow deposits in the amount of R$505.6 million as of December 31, 2014 (R$456.1 million as of December 31, 2013).

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

The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on NYSE, in U.S. dollars, and the shares on the São Paulo Stock Exchange, in Reais:

	New York Stock Exchange			São Paulo Stock Exchange
	High	Low	Volume(1)	High	Low	Volume(1)
	(in US$ per ADS)			(in Reais per share)(2)
Year ended
December 31, 2010	16.41	10.47	339,835	27.11	19.50	1,129,221
December 31, 2011	18.70	14.83	350,892	32.50	23.54	879,910
December 31, 2012	24.02	17.75	496,314	49.00	32.01	812,998
December 31, 2013	27.73	21.39	339,862	60.20	45.28	972,171
December 31, 2014	26.18	17.80	393,511	58.40	48.30	1,270,075
Year ended December 31, 2013
First quarter	26.63	22.36	360,124	52.69	45.28	1,022,914
Second quarter	27.38	21.91	414,038	55.80	49.23	961,243
Third quarter	26.03	21.39	349,251	57.70	51.36	977,534
Fourth quarter	27.73	23.41	288,746	60.20	54.98	928,662
Year ended December 31, 2014
First quarter	24.13	20.99	343,811	54.91	50.05	1,245,149
Second quarter	26.18	23.34	304,209	58.40	52.60	1,158,987
Third quarter	25.61	21.12	361,089	57.75	51.10	1,215,078
Fourth quarter	22.18	17.80	561,209	56.00	48.30	1,459,760
Month ended
November 30, 2014	22.18	19.77	454,355	56.00	50.96	1,393,747
December 31, 2014	20.45	17.80	590,721	52.44	49.10	1,282,975
January 31, 2015	20.44	18.09	476,549	53.00	49.00	1,243,781
February 28, 2015	20.88	19.35	390,515	59.58	54.37	1,665,578
March 31, 2015	20.45	17.80	477,112	64.83	56.70	2,088,614
April 30, 2015 (through April 17)	22.14	20.74	398,857	67.34	65.70	1,584,292

(1)	Average daily — number of shares.
(2)	Common shares, with respect to any period on or after the Conversion, which was concluded on August 17, 2011, or preferred shares, with respect to any period prior to the Conversion. See “Item 4.A. Information on the Company — History and Development of the Company.”

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

Description of Capital Stock

As of December 31, 2014 our subscribed and paid-in capital stock consisted of 556,405,096 common shares, all of which have equal voting and equity rights, with no par value.

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

2014 Ultra S.A. Shareholders’ Agreement

Ultra S.A.’s shareholders executed, on February 24, 2014, a new shareholders’ agreement which became effective as of that date and replaced the Ultra S.A. shareholders’ agreement executed in April, 2011. The Ultra S.A. shareholders agreement’s main terms are substantially related to (i) the decision process of Ultra S.A.’s vote at Ultrapar’s shareholders meetings and (ii) procedures to exchange shares in Ultra S.A. into shares of Ultrapar. The terms and conditions of the new shareholders’ agreement are substantially the same as the previous shareholder’s agreement among the same parties effective since 2011, except, mainly, for the replacement of preliminary meetings among the agreeing parties for extraordinary shareholders’ meetings of Ultra S.A. to decide upon the vote of Ultra S.A. regarding certain matters in general shareholders’ meetings of Ultrapar. The 2014 Shareholders’ Agreement will be valid for a five-year term and is renewable by a unanimous resolution. It can be terminated prior to the expiration of its term by a resolution of 80% of Ultra S.A. voting shares. See “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders — Shareholders’ Agreements” and “Exhibit 2.13 – 2014 Ultra S.A. Shareholders’ Agreement, dated as of February 24, 2014.”

Association and Other Covenants Agreement – Extrafarma

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

BNDES

Ultrapar has financing from BNDES (Brazilian National Development Bank) for some of its investments. As of December 31, 2014, such line of credit with BNDES totaled R$1.6 billion, of which R$0.4 billion had been drawn down.

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

In March 2015, Ultrapar completed its fifth issuance of debentures in a single series of 800 simple, nonconvertible into shares, unsecured debentures. The proceeds of the issuance were used to redeem 800 debentures from the fourth issuance, at the final maturity date. The terms of the fifth issuance of debentures are substantially the same of those of the fourth issuance, except for the maturity date, which is March 16, 2018.

For more information on our debentures, see “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness.”

Banco do Brasil

Our subsidiary IPP entered into several loan agreements with Banco do Brasil S.A. to finance the marketing, processing or manufacturing of agricultural goods (particularly ethanol). IPP contracted hedging instruments, converting the fixed rates for these loans into an average of 99.5% of CDI. The loan agreements contain certain financial penalties for failure to make required payments, limits on permitted usages of the borrowed amounts (which are linked to certain agricultural products expenditures) and loan acceleration clauses. In addition, these agreements contain cross default clauses, requiring the principal and accrued interest to be paid in full for certain events.

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

Provisory Measure No. 627 enacted on November 11, 2013 that was converted into the Law No. 12.973 enacted on May 13, 2014 established new rules that may potentially impact the withholding tax exemption available on the payment of dividends and interest on capital related to the period from 2009 to 2014. For the purposes of the fiscal year of 2014, the Company was not required to follow the rules settled by Law No. 12.973. The accomplishment of such statements should only be observed by the Company up to the fiscal year of 2015. Notwithstanding, after a preliminary analysis of the Law No. 12.973 provisions, the company understands, based on the advice of its tax consultants, that the ultimate impact of this measure might not be material.

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

Payments of interest on capital. Law No. 12.973 provides new rules for the calculation of the interests on capital, however, as said above, for the purposes of the fiscal year of 2014, the Company remains submitted to the provisions of the Law No. 9,249, dated as of December 26, 1995 which permits Brazilian corporations to make distributions to shareholders of interest on capital, or interest attributed to shareholders’ equity.

These distributions may be paid in cash and such payments represent a deductible expense from the payor’s corporate income tax and social contribution tax basis. This interest is limited to the daily pro rata variation of the Federal Government’s long-term interest rate, as determined by the Central Bank from time to time, and cannot exceed the greater of:

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

Specifically with respect to the part of the Law No. 11,727 described in item (2) above, our Brazilian counsel has advised that although this part of the Law No. 11,727 should apply only to determining what constitutes a “tax haven” for purposes of Brazilian transfer pricing rules, because several Brazilian regulations utilize the “privileged tax regime” concept when referencing “tax haven” jurisdictions, there is a possibility that the privileged tax regime concept may impact the definition of what constitutes a “tax haven” for purposes of the Brazilian regulations.

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

U.S. Federal Income Tax Considerations

The following is a discussion of U.S. federal income tax considerations relating to the ownership and disposition of our shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to U.S. Holders (as defined below) of our shares or ADSs. The discussion applies only to a U.S. Holder (as defined below) that holds our shares or ADSs as capital assets (generally, for investment purposes) for U.S. federal income tax purposes and does not address all the U.S. federal income tax considerations that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, such as dealers and traders in securities or currencies, financial institutions, insurance companies, tax-exempt entities, real estate investment trusts, regulated investment companies, persons that own, or have owned directly, indirectly or constructively, 10% or more of our voting shares for U.S. federal income tax purposes, persons holding our shares or ADSs as part of a hedging transaction, wash sale, straddle, conversion transaction or other integrated transaction for U.S. federal income tax purposes, persons entering into a “constructive sale” with respect to our shares or ADSs for U.S. federal income tax purposes, persons that have a functional currency for U.S. federal income tax purposes other than the U.S. dollar, persons liable for the alternative minimum tax, certain former citizens or long-term residents of the United States, persons who acquired our shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation, or entities or arrangements classified as partnerships for U.S. federal income tax purposes and their partners.

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

Based on a review of our gross income and assets, the manner in which we currently operate our business, the current market price of our shares, and the current interpretation of the PFIC provisions in the Code, we believe that we were not a PFIC for U.S. federal income tax purposes for the 2014 taxable year. However, the determination as to whether we will be a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and is not made until after the end of a taxable year. Consequently, there can be no assurance that we will not be considered a PFIC for the current taxable year or any subsequent taxable year.

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

We also file financial statements and other periodic reports with the CVM located as Sete de Setembro Street, 111, Rio de Janeiro, Brazil, 20050-901. In addition the CVM maintains a website that contains information in Portuguese filed electronically with the CVM, which can be accessed over the internet at http:// www.cvm.gov.br.

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

The Company uses exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency and net investments in foreign operations. Therefore, hedge is used in order to reduce the effects of changes in exchange rates on the Company’s income and cash flows in Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Reais as of December 31, 2014 and 2013:

Assets and liabilities in foreign currency

In millions of Reais	2014	2013
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	594.9	457.2
Foreign trade receivables, net of allowance for doubtful accounts	190.3	156.0
Net investments in foreign subsidiaries (except cash, cash equivalents, financial investments, trade receivables, financing and payables)	507.3	443.4

	1,292.5	1,056.6

Liabilities in foreign currency
Financing in foreign currency	(1,867.2)	(1,294.9)
Payables arising from imports, net of advances to foreign suppliers	(70.6)	(45.3)

	(1,937.8)	(1,340.2)

Foreign currency hedging instruments	783.3	427.1

Net asset position — Total	138.0	143.5

Sensitivity analysis of assets and liabilities in foreign currency

The table below shows the effect of exchange rate changes on different scenarios, based on the net asset position of R$138.0 million in foreign currency.

In millions of Brazilian Reais		Scenario I	Scenario II	Scenario III
	Risk	10%	25%	50%
(1) Income statement effect	Real devaluation	(8.0)	(19.9)	(39.8)
(2) Shareholders’ equity effect		21.8	54.4	108.9

(1) + (2)	Net effect	13.8	34.5	69.1

(3) Income statement effect	Real appreciation	8.0	19.9	39.8
(4) Shareholders’ equity effect		(21.8)	(54.4)	(108.9)

(3) + (4)	Net effect	(13.8)	(34.5)	(69.1)

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

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S. dollar futures contracts quoted on BM&FBOVESPA as of December 30, 2014. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$3.38 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Real against the likely scenario, according to the risk to which the hedged item is exposed.

Based on the balances of the hedging instruments and hedged items as of December 31, 2014, the exchange rates were replaced, and the changes between the new balance in Reais and the balance in Reais as of December 31, 2014 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (Likely)	Scenario II	Scenario III
	(In millions of Reais)
Currency swaps receivable in U.S. dollars
(1) U.S. dollar / Real swaps	Dollar appreciation	176.4	446.9	717.4
(2) Debts/firm commitments in dollars		(176.4)	(446.9)	(717.4)

(1)+(2)	Net Effect	0.0	0.0	0.0

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar devaluation	(0.5)	28.1	56.7
(4) Gross margin of Oxiteno		0.5	(28.1)	(56.7)

(3)+(4)	Net Effect	0.0	0.0	0.0

Interest Rate Risk

Ultrapar adopts prudent policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of Ultrapar are primarily held in transactions linked to the CDI. Our borrowings primarily relate to financings from Banco do Brasil S.A., BNDES and other development agencies, debentures and borrowings in foreign currency. Ultrapar does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. As of December 31, 2014, the Company had interest rate derivative financial instruments linked to domestic loans, swapping the fixed interest rate of certain debts to floating interest rate (CDI). See Notes 4, 14 and 22 to our consolidated financial statements.

The table below provides information as of December 31, 2014 about our debt obligations in foreign currency and in Reais that are subject to variable and fixed rates of interest. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates and interest rates:

				Principal by year of maturity(1)
Debt	Weighted average interest rate	Fair value	Book value	2015	2016	2017	2018	2019	2020 and thereafter
	(in millions of Reais)
R$ borrowings(2)	10.2%	753.3	756.2	560.3	75.1	42.1	33.5	21.6	23.6
Borrowings indexed to the CDI	106.1% of the CDI	5,119.1	5,157.9	1,514.4	312.9	1,602.3	795.8	932.5	—
Borrowings indexed to the TJLP	2.5%	510.9	540.5	173.1	144.2	103.1	61.4	49.3	9.5
U.S. dollar borrowings	5.5%	1,064.3	1,020.6	952.3	10.2	55.1	1.5	1.3	0.1
Borrowings indexed to the LIBOR	0.8%	813.8	814.3	212.0	16.2	586.0	—	—	—
Borrowings indexed to the IGP-M	5.6%	45.9	45.9	1.9	1.9	2.0	2.1	2.2	35.7
Borrowings indexed to the MX$+ TIIE	1.0%	31.7	32.3	21.8	10.5	—	—	—	—

Subtotal		8,339.0	8,367.8	3,435.9	571.0	2,390.7	894.3	1,006.9	68.9
Unrealized losses on swaps transactions		7.4	7.4	6.5	1.0

Total		8.346,5	8.375,2	3.442,4	572,0	2.390,7	894,3	1.006,9	68,9

(1)	Figures include interest accrued through December 31, 2014.
(2)	For the principal amount of R$300.0 million, a hedging instrument was used with the objective of swapping the fixed to floating rate, equivalent to 99.5% of CDI on average.

For sensitivity analysis of hedging instruments for interest rates in Reais, the Company used the futures curve of DI x Pre contract on BM&FBOVESPA as of December 30, 2014 for each of the swap and debt (hedged item) maturities, to determine the likely scenarios. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the likely scenario pre-fixed interest rate.

Based on the three scenarios of interest rates in Reais, the Company estimated the values of its debt and hedging instruments according to the risk which is being hedged (variations in the pre-fixed interest rates in Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The results are shown in the table below:

	Risk	Scenario I (likely)	Scenario II	Scenario III
	(In millions of Reais)
Interest rate swap (in R$)
(1) Fixed rate swap – CDI	Decrease in Pre-fixed rate	—	6.3	13.0
(2) Fixed rate financing		—	(6.3)	(13.0)

(1)+(2)	Net effect	—	(0.0)	(0.0)

See Notes 4, 14 and 22 to our consolidated financial statements for a discussion of the accounting policies for derivative instruments and information with respect to financial instruments.

Credit risk

The financial instruments that would expose the Company to credit risks of the counterparty are basically represented by cash and cash equivalents, financial investments, hedging instruments and trade receivables.

Customer credit risk — Such risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by diversification of sales. As of December 31, 2014, the allowance for doubtful accounts on their trade receivables recorded for Ipiranga, Ultragaz, Extrafarma, Oxiteno and Ultracargo were R$136.1 million, R$24.1 million, R$11.1 million, R$4.5 million and R$2.6 million, respectively. In addition, as of December 31, 2014, no single customer or group accounts for more than 10% of total revenue.

Credit risk of financial institutions — Such risk results from the inability of financial institutions to comply with their financial obligations to the Company due to insolvency. The Company regularly conducts a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volumes of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by each institution and, therefore, require diversification of counterparties.

Government credit risk — The Company’s Policy allows investments in government securities from countries classified as investment grade AAA or Aaa by specialized credit rating agencies and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

Liquidity risk

The Company main sources of liquidity derive from (i) cash, cash equivalents and financial investments, (ii) cash generated from operations and (iii) financing. The Company believes that these sources are sufficient to satisfy its current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt and payment of dividends.

The Company periodically examines opportunities for acquisitions and investments. The Company considers different types of investments, either directly, through joint ventures, or through associated companies, and finance such investments using cash generated from operations, debt financing, through capital increases or through a combination of these methods.

The Company believes it has sufficient working capital to satisfy its current needs. The gross indebtedness due over the next twelve months totals R$3,791.1 million, including estimated interests on loans. Furthermore, the investment plan for 2015 totals R$1,418.0 million. In 2014, the Company had R$4,269.2 million in cash, cash equivalents and short-term financial investments (for quantitative information, see Notes 4 and 14).

For further information on financial liabilities as of December 31, 2014, see Note 22 to our consolidated financial statements.

Capital management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, and the net debt/EBITDA, interest coverage and indebtedness/equity ratios. Net debt is composed of cash, cash equivalents and financial investments (see Note 4 to our consolidated financial statements) and loans, including debentures (see Note 14 to our consolidated financial statements). The Company can change its capital structure depending on economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

Selection and use of financial instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and a review is conducted of any documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections, and are subject to risk management. In accordance with the Policy, the Company can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company use the term “hedging instruments” to refer to derivative financial instruments.

The Committee monitors compliance with the risk standards established by the Policy through a risk monitoring map, including the use of hedging instruments, on a monthly basis. In addition, the internal audit department verifies the compliance with the requirements of the Policy.

The table below summarizes the position of hedging instruments entered by the Company:

Hedging instruments	Counterparty	Maturity	Notional amount[1]				Fair value			Amounts receivable	Amounts payable
			2014		2013		2014	2013	2014
							R$ million	R$ million	R$ million	R$ million
a – Exchange rate swaps receivable in U.S. dollars
Receivables in U.S. dollars (LIBOR)	Bradesco, BTMU, HSBC, Itaú, JP Morgan, Santander	Jan 2015 to Sep 2017	US$	290.0	US$	140.0	761.8	329.7	761.8	—
Receivables in U.S. dollars (Fixed)			US$	50.6	US$	87.4	136,6	212.8	136.6	—
Payables in CDI interest rate			US$	(340.6)	US$	(227.4)	(749.1)	(452.5)	—	749.1

Total result				—		—	149.3	90.0	898.4	749.1

b.1 and b.2 – Exchange rate swaps payable in U.S. dollars + COUPON
Receivables in CDI interest rates	Bradesco, HSBC, Citibank, Itaú Santander	Jan 2015 to Mar 2015	US$	42.9	US$	48.1	114.2	112.3	114.2	—
Payables in U.S. dollars (Fixed)			US$	(42.9)	US$	(48.1)	(115,6)	(115.4)	—	115.6

Total result				—		—	(1.4)	(3.1)	114.2	115.6

c – Interest rate swaps in R$
Receivables in fixed interest rate	Banco do Brasil, Itaú	May 2015 to Aug 2016	R$	327.5	R$	627.5	532.0	937.0	532.0	—
Payables in CDI interest rate			R$	(327.5)	R$	(627.5)	(486.1)	(854.6)	—	486.1

Total result				—		—	45.9	82.4	532.0	486.1

d – Exchange rate swaps receivable in Euros
Receivables in Euros (Fixed)	Itaú	Jan 2015		€0.2		—	0.5	—	0.5	—
Payables in CDI interest rate				€(0.2)		—	(0.5)	—	—	0.5

Total result				—		—	—	—	0.5	0.5

Total gross result							193.8	169.3	1,545.1	1,351.3
Income tax							(36.7)	(24.3)	(36.7)	—

Total net result							157.1	145.0	1,508.4	1,351.3

Positive result (see Note 4)							164.5	151.6
Negative result (see Note 14)							(7.4)	(6.6)

(1)	In millions. Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A. (the Brazilian over-the-counter clearing house).

Hedging instruments existing in 2014 are described below, according to their category, risk, and hedging strategy:

a – Hedging against foreign exchange exposure of liabilities in foreign currency — The purpose of these contracts is (i) to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Reais linked to CDI and (ii) change a financial investment linked to the CDI and given as guarantee to loan in U.S. dollars, into a financial investment linked to U.S. dollars. The tables below present our position in this category of swaps as of December 31, 2014:

	Maturity
Swap	2015	2016 and thereafter
Notional amount of swaps (in millions of Reais)(1)	81.2	53.1
Notional amount of swaps (in millions of dollars)	30.6	20.0
Average receiving rate	US$ + 4.35%	US$ + 2.72%
Average payment rate	115.89% of the CDI	100.00% of the CDI

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2014.

	Maturity
Swap	2015	2016 and thereafter
Notional amount of swaps (in millions of Reais)(1)	212.5	557.8
Notional amount of swaps (in millions of dollars)	80.0	210.0
Average receiving rate	US$ + LIBOR + 0.91%	US$ + LIBOR + 0,72%
Average payment rate	104.10% of the CDI	100.97% of the CDI

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2014.

b.1 – Hedging against foreign exchange exposure of operations — The purpose of these contracts is to make the exchange rate of the revenues of subsidiaries Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials during their operating cycles. The table below presents our position in this category of swaps as of December 31, 2014:

Swap	Maturity 2015
Notional amount of swaps (in millions of Reais)(1)	31.7
Notional amount of swaps (in millions of dollars)	11.9
Average receiving rate	79.91% of the CDI
Average payment rate	US$

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2014.

b.2 – Hedging against foreign exchange exposure of net investments in foreign operations — The purpose of these contracts is to minimize the effect of exchange variation of investments in foreign subsidiaries with functional currencies different from the functional currency of the Company, turning them into investments in Reais. The table below presents our position in this category of swaps as of December 31, 2014:

Maturity
Swap	2015
Notional amount of swaps (in millions of Reais)	82.3
Notional amount of swaps (in millions of dollars)(1)	31.0
Average receiving rate	81.75% of the CDI
Average payment rate	US$

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2014.

c – Hedging against the interest rate fixed in local financing — The purpose of these contracts is to convert the interest rate on financing contracted in Reais from fixed into floating. The table below presents our position on this category of swaps as of December 31, 2014:

	Maturity
Swap	2015	2016 and thereafter
Notional amount of swaps (in millions of Reais)	300.0	27.5
Notional amount of swaps (in millions of dollars)(1)	112.9	10.4
Average receiving rate	12.15% p.a.	8.00% p.a.
Average payment rate	99.50% of the CDI	88.81% of the CDI

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2014.

d – Hedging against the foreign currency exchange exposure of liabilities — The purpose of these contracts is offset the effect of exchange variation of debts or firm commitments in euro, turning them into debts or firm commitments in Brazilian Reais indexed to the CDI. The table below presents our position on this category of swaps as of December 31, 2014:

Swap	Maturity 2015
Notional amount of swaps (in millions of Reais)(1)	0.5
Notional amount of swaps (in millions of euros)	0.2
Average receiving rate	€
Average payment rate	95.00% of the CDI

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2014.

Hedge accounting

The Company tests, throughout the duration of the hedge, the effectiveness of its derivatives, as well as the changes in their fair values. The Company designates as fair value hedges certain derivative financial instruments used to offset the variations in interest and exchange rates, which are based on the market value of financing contracted in Reais and U.S. dollars.

In 2014, the notional amount of foreign exchange hedging instruments designated as fair value hedge totaled US$230.0 million. In 2014, a gain of R$50.7 million related to the result of hedging instruments, a gain of R$7.1 million related to the fair value adjustment of debt and a loss of R$90.6 million related to the financial expense of the debt were recognized in the income statements, transforming the average effective cost of the operation into 103.8% of CDI.

In 2014, the notional amount of exchange rate hedging instruments designated as cash flow hedge totaled US$12.0 million related to highly probable transactions and a gain of R$0.1 million was recognized through the income statement.

In 2014, the notional amount of exchange rate hedging instruments designated as hedges of net investment in foreign operation totaled US$31.0 million relating to the portion of investments in entities which have functional currency different from the Real. In 2014, a loss of R$7.3 million was recorded. The exchange rate on investments and the hedging instrument effects were offset in equity.

In 2014, the notional amount of interest rate hedging instruments totaled R$327.5 million referring to the principal of the pre-fixed loans in Reais. In 2014, a gain of R$3.1 million related to the result of hedging instruments, a gain of R$10.2 million related to the fair value adjustment of debt and a loss of R$60.8 million related to the accrued interest rate of the debt were recognized in the income statements, transforming the average effective cost of the operations into 98.6% of CDI.

On December 31, 2014 the notional amount of exchange rate hedging instruments designated as hedges of net investment in a foreign operation totaled US$31 million relating to the portion of investments in entities which have functional currency different from the Real. In 2014 expenses of R$7.3 million were recorded. The exchange rate on investment and the hedging instrument effects were offset under shareholders’ equity.

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

Reimbursement of fees incurred in 2014

From January 1, 2014 until December 31, 2014, Ultrapar received from the depositary US$531,784, net of withholding taxes, for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADSs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

As of December 31, 2014, under management’s supervision and with its participation, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of our disclosure controls and procedures for the period relating to the information contained in this 20F report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that (a) our disclosure controls and procedures were effective as of December 31, 2014 to enable the company to record, process, summarize, and report information required to be included in the reports that it files or submits under the Securities Exchange Act of 1934, within the time periods required and (b) our disclosure controls and procedures were also effective as of December 31, 2014 to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

The Management of Ultrapar Participações S.A. (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934.

The Company’s internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer, or CEO and Chief Financial Officer, or CFO, and effected by our Board of Directors, Management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets thatcould have a material effect on the financial statements.

Because of inherent limitations of internal control over financial reporting, including the possibility of collusion or improper Management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014 based on the criteria established in the Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on such assessment and criteria, Management has concluded that the Company’s internal controls over financial reporting are effective as of December 31, 2014.

The Company completed the acquisition of Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Imifarma”) on January 31, 2014. Due to the timing of this acquisition, we have excluded Imifarma from our evaluation of the effectiveness of internal control over financial reporting. Imifarma’s financial statements constitute approximately 2.1% and 3.1% of net and total assets, respectively, 1.6% of net revenue from sales and services, and 0.2% of net income of the consolidated financial statements amounts as of and for the year ended December 31, 2014.

The Company’s independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes, audited the Company’s internal controls over financial reporting, and their report, dated April 30, 2015 and included herein, expressed an unqualified opinion.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Ultrapar Participações S.A.

São Paulo – SP – Brazil

We have audited the internal control over financial reporting of Ultrapar Participações S.A. and subsidiaries (the “Company”) as of December 31, 2014, based on criteria established in the Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO. As described in the Management´s Annual Report on Internal Control Over Financial Reporting, Company’s Management excluded from its assessment the internal control over financial reporting at Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Imifarma”) which was acquired on January 31, 2014 and whose financial statements constitute approximately 2.1% and 3.1% of net and total assets, respectively, 1.6% of net revenue from sales and services, and 0.2% of net income of the consolidated financial statements amounts as of and for the year ended December 31, 2014. Accordingly, our audit did not include internal control over financial reporting at Imifarma. The Company’s Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board - PCAOB (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures, as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO.

We have also audited, in accordance with the standards of the PCAOB (United States), the consolidated financial statements as of and for the three years ended December 31, 2014 of the Company and our report, dated April 30, 2015, expressed an unqualified opinion on those financial statements.

/s/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

April 30, 2015

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting for the year ended December 31, 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our fiscal council acts as an audit committee pursuant to the requirements of the Sarbanes-Oxley Act. Under Rule 10A-3(c)(3) of the Exchange Act, non-U.S. issuers, such as Ultrapar, are exempt from the audit committee requirements of Section 303A of the NYSE Listed Company Manual if they establish, according to their local law or regulations, another body that acts as an audit committee. See “Item 6.C. Directors, Senior Management and Employees — Board Practices.”

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

In 2004, we established a code of ethics which covered (i) the Board of Directors; (ii) the whole executive board (including the Chief Executive Officer and the Chief Financial Officer); (iii) the fiscal council of Ultrapar; (iv) the Board of Directors and executive board of its subsidiaries; and (v) remaining bodies with technical or advisory functions that are directly subordinated to the Board of Directors, to the executive board or to the fiscal committee of Ultrapar. Our code of ethics was amended on June 17, 2009 to (i) improve certain existing items of the code by including examples of acceptable or unacceptable behavior and clarifying the language to avoid misunderstanding of such items and (ii) improve access to the channel for reporting non-compliance with the code. On July 31, 2013, we amended our Code of Ethics in order to increase the number of permanent members of the Conduct Committee from three to four members. On September 17, 2014, we approved a new Code of Ethics. For the complete amended Code of Ethics please see our 6-K furnished to the SEC on April 30, 2015. The objective of this code is (i) to reduce the subjectivity of personal interpretations of ethical principles; (ii) to be a formal and institutional benchmark for the professional conduct of the employees, including the ethical handling of actual or apparent conflicts of interests, becoming a standard for the internal and external relationship of Ultrapar with its stakeholders, namely: shareholders, clients, employees, partners, suppliers, service providers, labor unions, competitors, society, government and the communities in which it operates; and (iii) to ensure that the daily concerns with efficiency, competitiveness and profitability do not override ethical behavior.
Also, in 2014, we approved the Anti-Corruption and Relationship with Public Officers Policy, applicable to shareholders, employees of the Company, third parties and business partners when representing or acting on behalf of the Company. This policy consolidates the guidelines for corruption prevention to be adopted in the relationship with public officers to protect the integrity and transparency of our businesses.

You can obtain a copy of our Code of Ethics and of our Anti-Corruption and Relationship with Public Officers Policy, free of charge, at our website (www.ultra.com.br), or by requesting a copy from the Investor Relations Department (e-mail: invest@ultra.com.br).

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The relationship with our independent registered public accounting firm in respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the independent registered public accounting firm. Our Board of Directors approves our financial statements, the performance by our independent registered public accounting firm of audit and permissible non-audit services, and associated fees, supported by our fiscal council, which acts as an audit committee pursuant to the requirements of the Sarbanes-Oxley Act. See “Item 6.C. Directors, Senior Management and Employees — Board Practices — Fiscal Council and Audit Committee Exemption” for more information about the responsibilities of the fiscal council. Our consolidated financial statements for the years ended December 31, 2014 and 2013 were audited by the independent registered public accounting firm Deloitte.

The following table describes the total amount billed to us by Deloitte for services performed in 2014 and 2013 and the respective compensation for these services.

	2014	2013
	(in thousands of Reais)
Audit Fees(1)	4,513.3	4,715.8
Audit Related Fees	—	—
Tax Fees	126.7	158.3
All Other Fees	—	—
Total Consolidated Audit Fees	4,640.0	4,874.0

(1)	Includes services in the amount of R$1.1 million related to auditing fees of the special purpose interim financial statements for the six-month period ended June 30, 2013 to comply with the requirements of the Brazilian Securities and Exchange Commission (CVM) Instruction 319/99 for the merger of shares of Extrafarma by Ultrapar.

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

For the year ended December 31, 2014, Ultrapar and its subsidiaries did not contract for any service from their independent registered public accounting firm that was not directly linked to the auditing of financial statements.

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

We did not purchase any share issued by the Company in 2014.

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

The significant differences between our corporate governance practices and the NYSE corporate governance standards are as follows:

Independence of Directors

NYSE rules require that a majority of the Board of Directors must consist of independent directors as defined under NYSE rules. Under Brazilian Corporate Law, we are not required to have a majority of independent directors. According to the rules of Novo Mercado, at least 20% of the members of the Board of Directors must meet the independence requirements as established set forth these rules. Furthermore, according to our bylaws, at least 30% of the members of the Board of Directors must be independent. The Brazilian Corporate Law requires that our directors be elected by our shareholders at a general shareholders’ meeting. As of December 31, 2014, our Board of Directors consisted of nine members, five of whom were independent non-executive members and four are shareholders of Ultra S.A. Two of these four non-independent board members were executive officers of Ultrapar until December 2006 and one of them was executive officer of Ultrapar until December 2012. See “Item 6.C. Directors, Senior Management and Employees — Board Practices” and “Exhibit 1.1 — Bylaws of Ultrapar, dated as of January 31, 2014.”

On April 15, 2015, the annual general shareholders’ meeting elected the members of the Board of Directors, which consists of 9 members, 6 of which are independent according to the criteria defined by the Regulation of Novo Mercado.

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

Lucio de Castro Andrade Filho, Nildemar Secches and Renato Ochman, who were also members of the Board of Directors elected on the Annual General Shareholders Meeting held on April 2013, were members of our compensation committee until our annual general shareholders that occurred on April 15, 2015. The members of such committee for the next two-year term will be appointed in the meeting of the Board of Directors to be held on May 6, 2015.

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

Our fiscal council currently in office satisfies the requirements of Rule 10A–3(c)(3) of the Exchange Act. Our fiscal council consists of three members and their respective alternate members, and it is a separate corporate body independent from our management. The members of our fiscal council are elected by our shareholders at the annual general shareholders’ meeting for one-year term and are eligible for reelection. Under the Brazilian Corporate Law, individuals who are members of the Board of Directors or are executive officers or employees or spouses or relatives of any member of the Company’s management are not eligible to serve on the fiscal council.

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

Code of Business Conduct and Ethics

NYSE rules require that U.S. domestic listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees. In 2004 we established a code of ethics, which was amended on September 17, 2014. For the complete amended code of ethics please see our 6K furnished to the SEC on September 18, 2014. The main objectives of this code is (i) to reduce the subjectivity of personal interpretations of ethical principles; and (ii) to be a formal and institutional benchmark for the professional conduct of our employees, including the ethical handling of actual or apparent conflicts of interests, becoming a standard for the internal and external relationship of the Company with its stakeholders. See “Item 16.B. — Code of Ethics”.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

We file the following consolidated financial statements together with the reports of independent registered public accountants firms, as part of this annual report:

ITEM 19.	EXHIBITS

We are filing the following documents as part of this Annual Report Form 20F:

1.1	Bylaws of Ultrapar, dated as of January 31, 2014 (incorporated by reference to Exhibit 1.1 to Form 20-F of Ultrapar Participações S.A. filed on April 30, 2014).

2.1	Shareholders’ Agreement dated March 22, 2000 (incorporated by reference to Exhibit 2.1 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

2.2	Indenture, dated as of December 20, 2005, among LPG International, as Issuer, Ultrapar Participações S.A. and Oxiteno S.A. Indústria e Comércio, as Guarantors, JPMorgan Chase Bank, N.A., as Trustee, Transfer Agent and Registrar, J.P. Morgan Trust Bank LTD., as Principal Payment Agent and J.P. Morgan Bank Luxembourg S.A., as Luxembourg Paying Agent, Luxembourg Transfer Agent and Luxembourg Listing Agent (incorporated by reference to Exhibit 2.2 to Form 20-F of Ultrapar Participações S.A. filed on May 5, 2006).

2.3	Amendment dated as of March 31, 2006 to the Indenture dated as of December 20, 2005 (incorporated by reference to Exhibit 2.3 to Form 20-F of Ultrapar Participações S.A. filed on May 5, 2006).

2.4	Ipiranga Group Shareholders’ Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Translation (incorporated by reference to Exhibit 2.7 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

2.5	RPR Shareholders Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Translation (incorporated by reference to Exhibit 2.8 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

2.6	Ultrapar Participações S.A. 3rd Public Offering Indenture of Simple Debentures, Non-Convertible, Unsecured and Non-Preferred in a Single Series between Ultrapar Participações S.A. and Pentágono S/A DTVM, dated May 20, 2009 – English Summary (incorporated by reference to Exhibit 2.8 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

2.7	First Amendment to Ultrapar Participações S.A. 3rd Public Offering Indenture of Simple Debentures, Non-Convertible, Unsecured and Non-Preferred in a Single Series between Ultrapar Participações S.A. and Pentágono S/A DTVM, dated June 3, 2009 — English Summary (incorporated by reference to Exhibit 2.9 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

2.8	Second Amendment to Ultrapar Participações S.A. 3rd Public Offering Indenture of Simple Debentures, Non-Convertible, Unsecured and Non-Preferred in a Single Series between Ultrapar Participações, S.A. and Pentágono S/A DTVM, dated December 4, 2009 – English Summary (incorporated by reference to Exhibit 2.11 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

2.9	Ultrapar Participações S.A. 4th Public Offering Indenture of Simple Debentures, Non-Convertible, Unsecured and Non-Preferred in a Single series between Ultrapar Participações S.A. and Pentágono S.A. DTVM, dated March 2, 2012 (incorporated by reference to Exhibit 2.13 to Form 20-F of Ultrapar Participações S.A. filed on April 30, 2012).

2.10	Rules of the Novo Mercado (English translation) (incorporated by reference to Form 8-A of Ultrapar Participações S.A. filed on August 15, 2011).

2.11	Ipiranga Produtos de Petróleo S.A. 1st Public Offering Indenture of Simple Debentures, Non-Convertible, Unsecured and Non-Preferred in a Single series between Ipiranga Produtos de Petróleo S.A. and Banco Bradesco BBI S.A. as lead manager and Banco Bradesco S.A. as co-manager, dated November 7, 2012 — English Summary (incorporated by reference to Exhibit 2.13 to Form 20-F of Ultrapar Participações S.A. filed on April 30, 2013).

2.13	2014 Ultra S.A. Shareholders’ Agreement dated February 24, 2014 (incorporated by reference to Item 2 of the report on Form 6-K furnished by Ultrapar Participações S.A. on February 25, 2014).

2.14	Ultrapar Participações S.A. 5th Public Offering Indenture of Simple, Non-Convertible into Shares, Single-Series, Unsecured Debentures, for Public Distribution with Restricted Placement Efforts between Ultrapar Participações S.A. and Pentágono S.A. DTVM, dated March 3, 2015 (incorporated by reference to Form 6-K of Ultrapar Participações S.A. filed on March 13, 2015).

4.1	Share Sale and Purchase Agreement related to the sale and purchase of the entire share capital of Shell Gás (LPG) Brasil S.A. (incorporated by reference to Exhibit 10.2 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005).

4.2	Form of agreement between Ultragaz and independent dealers (incorporated by reference to Exhibit 10.4 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005, as amended).

4.3	Take or pay agreement between Tequimar and CODEBA (incorporated by reference to Exhibit 10.5 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005, as amended).

4.4	The Investment Agreement entered into by and among Ultrapar, Petrobras and Braskem dated March 18, 2007 — English translation, as amended by the Amendment to Investment Agreement entered into by and among Ultrapar, Petrobras and Braskem dated April 18, 2007 — English Summary (incorporated by reference to Exhibit 4.4 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

4.5	Share Purchase Agreement entered into by and among Ultrapar, Petrobras, Braskem and the Key Shareholders of RPR, DPPI and CBPI, dated March 18, 2007 — English Summary (incorporated by reference to Exhibit 4.5 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

4.6	Braskem/Petrobras Asset Security Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Summary (incorporated by reference to Exhibit 4.6 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

4.7	Petrobras Asset Security Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Summary (incorporated by reference to Exhibit 4.7 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

4.8	Ethylene Supply Agreement between Braskem S.A. and Oxiteno Nordeste S.A. Indústria e Comércio, dated June 13, 2008 — English Summary (incorporated by reference to Exhibit 4.8 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

4.9	Fourth Amendment to the Ethylene Supply Agreement between Braskem S.A. and Oxiteno Nordeste S.A. Indústria e Comércio, dated January 1, 2013 — English Summary (incorporated by reference to Exhibit 4.9 to Form 20-F of Ultrapar Participações S.A. filed on April 30, 2013).

4.10	Share Purchase Agreement between Ultrapar Participações S.A.’s subsidiary Terminal Químico de Aratu S.A. and Unipar, dated June 6, 2008, including Amendment dated September 22, 2008 — English Summary (incorporated by reference to Exhibit 4.8 to From 20-F of Ultrapar Participações S.A. filed on June 29, 2009).

4.11	Ethylene Supply Agreement between Petroquímica União S.A. and Oxiteno S.A. Indústria e Comércio, dated August 1, 2008 — English Summary (incorporated by reference to Exhibit 4.10 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

4.12	Securities Purchase Agreement entered into by and among Chevron, CBL, Galena and SBP, dated August 14, 2008 (incorporated by reference to Exhibit 4.9 to Form 20-F of Ultrapar Participações S.A. filed on June 29, 2009).

4.13	Revolving Line of Credit Agreement among Banco Nacional de Desenvolvimento Econômico e Social (BNDES), Companhia Brasileira de Petróleo Ipiranga, Companhia Ultragaz S/A, Oleoquímica Indústria e Comércio de Produtos Químicos Ltda, Oxiteno Nordeste S/A Indústria e Comércio, Tequimar — Terminal Químico de Aratu S/A, Tropical Transportes Ipiranga Ltda. and Ultrapar Participações S.A., dated December 16, 2008 — English Summary (incorporated by reference to Exhibit 4.12 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

4.14	Amendment No. 1 to Securities Purchase Agreement entered into by and among Chevron, CBL, Galena and SBP, dated March 30, 2009 (incorporated by reference to Exhibit 4.10 to Form 20-F of Ultrapar Participações S.A. filed on June 29, 2009).

4.15	Line of Credit Agreements between Banco do Brasil S.A. and Ipiranga Produtos de Petróleo S.A., each dated June 16, 2010 — English Summary (incorporated by reference to Exhibit 4.10 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

4.16	Amendment to the line of Credit Agreements between Banco do Brasil S.A. and Ipiranga Produtos de Petróleo S.A., each dated February 7, 2013 — English Summary (incorporated by reference to Exhibit 4.16 to Form 20-F of Ultrapar Participações S.A. filed on April 30, 2013).

4.17	Association and Other Covenants Agreement to effect the merger of shares (incorporação de ações) of Extrafarma with Ultrapar — English Summary (incorporated by reference to Exhibit 4.17 to Form 20-F of Ultrapar Participações S.A. filed on April 30, 2014).

4.18	Protocol and Justification of Incorporação de Ações (merger of shares) issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by Ultrapar Participações S.A. (incorporated by reference to the report on Form 6-K furnished by Ultrapar Participações S.A. on December 27, 2013).

6.1	Statement regarding computation of earnings per share (incorporated by reference to Note 30 to our consolidated financial statements included in this annual report).

8.1	List of subsidiaries of Ultrapar (incorporated by reference to Note 3 to our consolidated financial statements included in this annual report).

11.1	Code of Ethics, amended on July 31, 2013 (incorporated by reference to the report on Form 6-K furnished by Ultrapar Participações S.A. on August 1, 2013).

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Documentation with respect to our corporate restructuring of 2002 (incorporated by reference to the reports on Form 6-K, furnished on October 15, 2002, November 1, 2002 and December 6, 2002).

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

ULTRAPAR PARTICIPAÇÕES S.A.

By:	/S/ THILO MANNHARDT
Name:	Thilo Mannhardt
Title:	Chief Executive Officer

Date: April 30, 2015	By:	/S/ ANDRÉ COVRE
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

Consolidated Financial Statements

for the Year Ended

December 31, 2014 and

Report of Independent Registered Public Accounting Firm

on Financial Statements

Deloitte Touche Tohmatsu Auditores Independentes

Ultrapar Participações S.A. and Subsidiaries

Consolidated Financial Statements

for the Years Ended December 31, 2014 and 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Ultrapar Participações S.A.

São Paulo—SP—Brazil

We have audited the accompanying consolidated balance sheets of Ultrapar Participações S.A. and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the three years ended December 31, 2014. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board—PCAOB (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ultrapar Participações S.A. and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for the three years ended December 31, 2014, in conformity with International Financial Reporting Standards—IFRS, issued by the International Accounting Standards Board—IASB.

We have also audited, in accordance with the standards of the PCAOB (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission—COSO, and our report, dated April 30, 2015, expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

April 30, 2015

Ultrapar Participações S.A. and Subsidiaries

Balance Sheets

as of December 31, 2014 and 2013

(In thousands of Brazilian Reais)

Assets	Note	2014	2013
Current assets
Cash and cash equivalents	4	2,827,369	2,276,069
Financial investments	4	1,441,813	1,149,132
Trade receivables, net	5	2,604,101	2,321,537
Inventories, net	6	1,925,002	1,592,513
Recoverable taxes, net	7	593,462	479,975
Dividends receivable		—	177
Other receivables		43,342	19,361
Prepaid expenses, net	10	67,268	65,177

Total current assets		9,502,357	7,903,941
Non-current assets
Financial investments	4	130,940	118,499
Trade receivables, net	5	143,806	124,478
Related parties	8.a	10,858	10,858
Deferred income and social contribution taxes	9.a	462,573	376,132
Recoverable taxes, net	7	75,404	37,365
Escrow deposits	23	696,835	614,912
Other receivables		5,832	6,634
Prepaid expenses, net	10	131,228	97,805

		1,657,476	1,386,683
Investments
In joint-ventures	11.a	54,508	44,386
In associates	11.b	13,143	11,741
Other		2,814	2,814
Property, plant, and equipment, net	12	5,091,971	4,860,225
Intangible assets, net	13	3,158,113	2,168,755

		8,320,549	7,087,921
Total non-current assets		9,978,025	8,474,604

Total assets		19,480,382	16,378,545

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Balance Sheets

as of December 31, 2014 and 2013

(In thousands of Brazilian Reais)

Liabilities	Note	2014	2013
Current liabilities
Loans	14	2,554,730	1,767,824
Debentures	14.g	884,900	60,377
Finance leases	14.j	2,734	1,788
Trade payables	15	1,279,502	968,950
Salaries and related charges	16	294,579	297,654
Taxes payable	17	138,835	116,322
Dividends payable	20.g	218,375	242,207
Income and social contribution taxes payable		134,399	113,922
Post-employment benefits	24.b	11,419	11,922
Provision for asset retirement obligation	18	4,598	3,449
Provision for tax, civil, and labor risks	23.a	64,169	69,306
Other payables		80,392	93,040
Deferred revenue	19	23,450	17,731

Total current liabilities		5,692,082	3,764,492
Non-current liabilities
Loans	14	3,489,586	3,697,999
Debentures	14.g	1,398,952	1,399,035
Finance leases	14.j	44,310	42,603
Related parties	8.a	4,372	3,872
Subscription warrants—indemnification	3.a	92,072	—
Deferred income and social contribution taxes	9.a	152,847	101,499
Provision for tax, civil, and labor risks	23.a	623,272	569,714
Post-employment benefits	24.b	108,372	99,374
Provision for asset retirement obligation	18	66,204	66,212
Other payables		74,009	77,725
Deferred revenue	19	7,709	9,134

Total non-current liabilities		6,061,705	6,067,167
Shareholders’ equity
Share capital	20.a	3,838,686	3,696,773
Capital reserve	20.c	547,462	20,246
Revaluation reserve	20.d	5,848	6,107
Profit reserves	20.e	3,169,704	2,706,632
Treasury shares	20.b	(103,018)	(114,885)
Additional dividends to the minimum mandatory dividends	20.g	188,976	161,584
Valuation adjustments	2.c;2.o;20.f	7,149	5,428
Cumulative translation adjustments	2.c;2.r;20.f	43,192	38,076

Shareholders’ equity attributable to:
Shareholders of the Company		7,697,999	6,519,961
Non-controlling interests in subsidiaries		28,596	26,925

Total shareholders’ equity		7,726,595	6,546,886

Total liabilities and shareholders’ equity		19,480,382	16,378,545

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Income Statements

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais, except earnings per share)

	Note	2014	2013	2012
Net revenue from sales and services	25	67,736,298	60,940,246	53,868,926
Cost of products and services sold	26	(62,304,631)	(56,165,382)	(49,768,137)

Gross profit		5,431,667	4,774,864	4,100,789
Operating income (expenses)
Selling and marketing	26	(2,158,659)	(1,756,376)	(1,579,589)
General and administrative	26	(1,130,303)	(1,012,316)	(891,100)
Gain on disposal of property, plant and equipment and intangibles	28	36,978	40,280	3,656
Other operating income, net	27	106,914	97,581	74,134

Operating income before financial income (expenses) and share of profit of joint ventures and associates		2,286,597	2,144,033	1,707,890
Financial income	29	366,009	240,562	208,155
Financial expenses	29	(811,416)	(578,167)	(478,478)
Share of profit (loss) of joint ventures and associates	11	(16,489)	(4,993)	10,480

Income before income and social contribution taxes		1,824,701	1,801,435	1,448,047

Income and social contribution taxes
Current	9.b	(615,148)	(534,481)	(356,330)
Deferred	9.b	(21,745)	(90,996)	(108,384)
Tax incentives	9.b;9.c	63,405	52,755	43,442

		(573,488)	(572,722)	(421,272)
Net income for the year		1,251,213	1,228,713	1,026,775

Net income for the year attributable to:
Shareholders of the Company		1,241,563	1,225,143	1,019,913
Non-controlling interests in subsidiaries		9,650	3,570	6,862
Earnings per share (based on weighted average number of shares outstanding)—R$
Basic	30	2.2753	2.2938	1.9100
Diluted	30	2.2592	2.2840	1.9022

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Comprehensive Income

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais)

	Note	2014	2013	2012
Net income for the year attributable to shareholders of the Company		1,241,563	1,225,143	1,019,913
Net income for the year attributable to non-controlling interests in subsidiaries		9,650	3,570	6,862

Net income for the year		1,251,213	1,228,713	1,026,775

Items that are subsequently reclassified to profit or loss:
Fair value adjustments of available for sale financial instruments	2.c;20.f	46	(18)	(170)
Cumulative translation adjustments, net of hedge of net investments in foreign operations	2.c;2.r;20.f	5,116	25,455	17,047
Items that are not subsequently reclassified to profit or loss:
Actuarial gains of post-employment benefits		1,675	18,063	(8,026)

Total comprehensive income for the year		1,258,050	1,272,213	1,035,626

Total comprehensive income for the year attributable to shareholders of the Company		1,248,400	1,268,641	1,028,781
Total comprehensive income for the year attributable to non-controlling interest in subsidiaries		9,650	3,572	6,845

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais, except dividends per share)

												Additional dividends to the minimum mandatory dividends
					Profit reserve			Other comprehensive income					Shareholders’ equity atributable to:
	Note	Share capital	Capital reserve	Revaluation reserve	Legal reserve	Statutory investments reserve	Retention of profits reserves	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Treasury shares		Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity
Balance as of December 31, 2011		3,696,773	9,780	7,075	223,292	275,399	1,333,066	(4,436)	(4,426)	—	(118,234)	122,239	5,540,528	26,165	5,566,693
Net income for the year		—	—	—	—	—	—	—	—	1,019,913	—	—	1,019,913	6,862	1,026,775
Other comprehensive income:
Valuation adjustments for financial instruments	2.c) and 20.f)	—	—	—	—	—	—	(170)	—	—	—	—	(170)	—	(170)
Actuarial loss of post employment benefits, net	2.o) and 20.f)	—	—	—	—	—	—	(8,009)	—	—	—	—	(8,009)	(17)	(8,026)
Currency translation of foreign subsidiaries	2.q) and 20.f)	—	—	—	—	—	—	—	17,047	—	—	—	17,047	—	17,047

Total comprehensive income for the year		—	—	—	—	—	—	(8,179)	17,047	1,019,913	—	—	1,028,781	6,845	1,035,626
Sale of treasury shares		—	10,466	—	—	—	—	—	—	—	3,349	—	13,815	—	13,815
Realization of revaluation reserve	20.d	—	—	(362)	—	—	—	—	—	362	—	—	—	—	—
Income and social contribution taxes on realization reserve of subsidiaries	20.d	—	—	—	—	—	—	—	—	(59)	—	—	(59)	—	(59)
Transfer to investments reserve		—	—	—	—	303	—	—	—	(303)	—	—	—	—	—
Approval of additional dividends by the Shareholders’ Meeting	20.g	—	—	—	—	—	—	—	—	—	—	(122,239)	(122,239)	—	(122,239)
Additional dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(2,640)	(2,640)
Reduction of shares of minority interests in subsidiaries		—	—	—	—	—	—	—	—	—	—	—	—	(2,896)	(2,896)
Interim dividends of non-controlling interest		—	—	—	—	—	—	—	—	—	—	—	—	(155)	(155)
Proposed dividends of non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(1,838)	(1,838)
Allocation of net income:
Legal reserve	20.e and 20.g	—	—	—	50,550	—	—	—	—	(50,550)	—	—	—	—	—
Interim dividends (R$0.51 per share of the Company)	20.g	—	—	—	—	—	—	—	—	(273,392)	—	—	(273,392)	—	(273.392)
Proposed dividends (R$0.66 per share of the Company)	20.g	—	—	—	—	—	—	—	—	(354,032)	—	147,195	(206,837)	—	(206.837)
Retention of profits	20.e and 20.g	—	—	—	—	333,035	—	—	—	(333,035)	—	—	—	—	—
Transfer of adoption of IAS 19—Employee benefits effects		—	—	—	—	8,904	—	—	—	(8,904)	—	—	—	—	—

Balance as of December 31, 2012		3,696,773	20,246	6,713	273,842	617,641	1,333,066	(12,615)	12,621	—	(114,885)	147,195	5,980,597	25,481	6,006,078

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais, except dividends per share)

					Profit reserve			Cumulative other comprehensive income					Shareholders’ equity attributable to:
	Note	Share capital	Capital reserve	Revaluation reserve of subsidiaries	Legal reserve	Investments statutory reserve	Retention of profits	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity
Balance as of December 31, 2012		3,696,773	20,246	6,713	273,842	617,641	1,333,066	(12,615)	12,621	—	(114,885)	147,195	5,980,597	25,481	6,006,078
Net income for the year		—	—	—	—	—	—	—	—	1,225,143	—	—	1,225,143	3,570	1,228,713
Other comprehensive income:
Fair value adjustments of available for sale financial instruments	2.c;20.f	—	—	—	—	—	—	(18)	—	—	—	—	(18)	—	(18)
Actuarial gains of post-employment benefits, net	2.o;20.f	—	—	—	—	—	—	18,061	—	—	—	—	18,061	2	18,063
Currency translation of foreign subsidiaries	2.r;20.f	—	—	—	—	—	—	—	25,455	—	—	—	25,455	—	25,455

Total comprehensive income for the year		—	—	—	—	—	—	18,043	25,455	1,225,143	—	—	1,268,641	3,572	1,272,213
Realization of revaluation reserve of subsidiaries	20.d	—	—	(606)	—	—	—	—	—	606	—	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	20.d	—	—	—	—	—	—	—	—	(139)	—	—	(139)	—	(139)
Transfer to investments reserve		—	—	—	—	467	—	—	—	(467)	—	—	—	—	—
Approval of additional dividends by the Shareholders’ Meeting	20.g	—	—	—	—	—	—	—	—	—	—	(147,195)	(147,195)	—	(147,195)
Additional dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(4,295)	(4,295)
Prescribed dividends of non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	4,097	4,097
Proposed dividends of non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(1,930)	(1,930)
Allocation of net income:
Legal reserve	20.e;20.g	—	—	—	61,257	—	—	—	—	(61,257)	—	—	—	—	—
Interim dividends (R$0.66 per share of the Company)	20.g	—	—	—	—	—	—	—	—	(354,032)	—	—	(354,032)	—	(354,032)
Proposed dividends (R$0.71 per share of the Company)	20.g	—	—	—	—	—	—	—	—	(389,495)	—	161,584	(227,911)	—	(227,911)
Retention of profits	20.e;20.g	—	—	—	—	420,359	—	—	—	(420,359)	—	—	—	—	—

Balance as of December 31, 2013		3,696,773	20,246	6,107	335,099	1,038,467	1,333,066	5,428	38,076	—	(114,885)	161,584	6,519,961	26,925	6,546,886

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais, except dividends per share)

					Profit reserve			Cumulative other comprehensive income					Shareholders’ equity attributable to:
	Note	Share capital	Capital reserve	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Retention of profits	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity
Balance as of December 31, 2013		3,696,773	20,246	6,107	335,099	1,038,467	1,333,066	5,428	38,076	—	(114,885)	161,584	6,519,961	26,925	6,546,886
Net income for the year		—	—	—	—	—	—	—	—	1,241,563	—	—	1,241,563	9,650	1,251,213
Other comprehensive income:
Fair value adjustments of available for sale	2.c; 20.f	—	—	—	—	—	—	46	—	—	—	—	46	—	46
Actuarial gains of post-employment benefits, net	2.o; 20.f	—	—	—	—	—	—	1,675	—	—	—	—	1,675	—	1,675
Currency translation of foreign subsidiaries hedge of net investments in foreign operation	2.c; 2.r; 20.f	—	—	—	—	—	—	—	5,116	—	—	—	5,116	—	5,116

Total comprehensive income for the year		—	—	—	—	—	—	1,721	5,116	1,241,563	—	—	1,248,400	9,650	1,258,050
Increase in share capital	3.a; 20.a	141,913	—	—	—	—	—	—	—	—	—	—	141,913	—	141,913
Capital surplus on subscription of shares	3.a; 20.c	—	498,812	—	—	—	—	—	—	—	—	—	498,812	—	498,812
Share issue costs	20.c	—	(2,260)	—	—	—	—	—	—	—	—	—	(2,260)	—	(2,260)
Sale of treasury shares		—	30,664	—	—	—	—	—	—	—	11,867	—	42,531	—	42,531
Realization of revaluation reserve of subsidiaries	20.d	—	—	(259)	—	—	—	—	—	259	—	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	20.d	—	—	—	—	—	—	—	—	(32)	—	—	(32)	—	(32)
Transfer to investments reserve		—	—	—	—	227	—	—	—	(227)	—	—	—	—	—
Dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(2,714)	(2,714)
Acquisition of non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(106)	(106)
Additional dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(5,159)	(5,159)
Approval of additional dividends by the Shareholders’ Meeting	20.g	—	—	—	—	—	—	—	—	—	—	(161,584)	(161,584)	—	(161,584)
Allocation of net income:
Legal reserve	20.e; 20.g	—	—	—	62,078	—	—	—	—	(62,078)	—	—	—	—	—
Interim dividends (R$ 0.71 per share of the Company)	20.g	—	—	—	—	—	—	—	—	(389,554)	—	—	(389,554)	—	(389,554)
Proposed dividends (R$ 0.71 per share of the Company)	20.g	—	—	—	—	—	—	—	—	(389,164)	—	188,976	(200,188)	—	(200,188)
Retention of profits	20.e; 20.g	—	—	—	—	400,767	—	—	—	(400,767)	—	—	—	—	—

Balance as of December 31, 2014		3,838,686	547,462	5,848	397,177	1,439,461	1,333,066	7,149	43,192	—	(103,018)	188,976	7,697,999	28,596	7,726,595

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows—Indirect Method

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais)

	Note	2014	2013	2012
Cash flows from operating activities
Net income for the year		1,251,213	1,228,713	1,026,775
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of joint ventures and associates	11	16,489	4,993	(10,480)
Depreciation and amortization	12;13	887,827	778,937	693,079
PIS and COFINS credits on depreciation	12;13	12,667	12,368	11,558
Asset retirement obligation	18	(4,026)	(5,435)	(2,477)
Interest, monetary, and foreign exchange rate variations		964,788	612,095	615,499
Deferred income and social contribution taxes	9.b	21,745	90,996	108,384
Gain on disposal of property, plant and equipment and intangibles	28	(36,978)	(40,280)	(3,656)
Others		3,924	(172)	418
Dividends received from joint-ventures		2,039	4,319	10,789
(Increase) decrease in current assets
Trade receivables	5	(212,325)	(8,357)	(247,845)
Inventories	6	(184,339)	(298,930)	48,503
Recoverable taxes	7	(106,778)	(2,016)	(4,540)
Other receivables		(8,209)	1,102	1,319
Prepaid expenses	10	8,116	(11,366)	(10,618)
Increase (decrease) in current liabilities
Trade payables	15	192,061	(328,785)	198,312
Salaries and related charges	16	(19,614)	45,128	(18,426)
Taxes payable	17	19,086	8,649	(2,469)
Income and social contribution taxes		437,068	350,813	208,153
Post-employment benefits	24.b	(503)	1,887	(1,683)
Provision for tax, civil, and labor risks	23.a	(5,137)	19,792	8,528
Other payables		(20,972)	36,587	(219)
Deferred revenue	19	568	(323)	(1,677)
(Increase) decrease in non-current assets
Trade receivables	5	(19,328)	13,031	(19,644)
Recoverable taxes	7	(38,039)	11,705	32,326
Escrow deposits		(80,639)	(81,183)	(64,544)
Other receivables		802	2,221	(9,665)
Prepaid expenses	10	461	(18,153)	1,523
Increase (decrease) in non-current liabilities
Post-employment benefits	24.b	9,521	8,283	8,823
Provision for tax, civil, and labor risks	23.a	(11,959)	18,751	38,614
Other payables		(10,814)	(21,839)	(3,060)
Deferred revenue	19	(1,425)	(719)	1,129
Income and social contribution taxes paid		(416,594)	(312,126)	(169,069)

Net cash provided by operating activities		2,650,696	2,120,686	2,443,660

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows—Indirect Method

For the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian Reais)

	Note	2014	2013	2012
Cash flows from investing activities
Financial investments, net of redemptions		(305,123)	(156,917)	(216,907)
Acquisition of subsidiaries, net		—	(6,033)	(168,668)
Cash and cash equivalents of acquired subsidiaries	3	9,123	—	8,915
Financial investments of acquired subsidiaries		—	—	3,426
Acquisition of property, plant, and equipment	12	(705,936)	(661,215)	(754,010)
Acquisition of intangible assets	13	(608,881)	(542,936)	(594,770)
Capital increase in joint ventures	11.a	(28,500)	(24,945)	(4,055)
Capital reduction to associates	11.b	—	1,500	—
Cash of joint ventures merged		—	—	95,004
Proceeds from disposal of property, plant and equipment and intangibles	28	99,087	102,646	66,065

Net cash used in investing activities		(1,540,230)	(1,287,900)	(1,565,000)

Cash flows from financing activities
Loans and debentures
Borrowings	14	1,815,562	1,446,024	2,753,781
Repayments	14	(925,356)	(760,626)	(2,437,803)
Interest paid	14	(639,122)	(548,497)	(331,792)
Payment of financial lease	14.j	(5,545)	(4,348)	(4,611)
Dividends paid		(783,021)	(711,410)	(548,541)
Payment of loan with Noble Brasil	3.d	—	—	(49,982)
Acquisition of non-controlling interests of subsidiaries		(106)	—	(2,896)
Share issue costs	20.c	(2,260)	—	—
Related parties		500	—	(813)

Net cash used in financing activities		(539,348)	(578,857)	(622,657)

Effect of exchange rate changes on cash and cash equivalents in foreign currency		(19,818)	1,026	(395)

Increase in cash and cash equivalents		551,300	254,955	255,608

Cash and cash equivalents at the beginning of the year	4	2,276,069	2,021,114	1,765,506
Cash and cash equivalents at the end of the year	4	2,827,369	2,276,069	2,021,114
Additional information—transactions that do not affect cash and cash equivalents:
Loan of acquired subsidiaries	3.c/d	—	—	136,256
Extrafarma acquisition—capital increase and subscription warrants	3.a	719,926	—	—
Extrafarma acquisition—gross debt assumed on the closing date	3.a	207,911	—	—

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”), is a publicly-traded company headquartered at the Brigadeiro Luis Antônio Avenue, 1343 in the city of Săo Paulo—SP, Brazil.

The Company engages in the investment of its own capital in services, commercial, and industrial activities, by the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas—LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”), and, as from January 31, 2014, trading of pharmaceutical, hygiene, beauty, and skincare products, through Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”)—see Note 3.a).

2.	Presentation of Financial Statements and Summary of Significant Accounting Policies

The Company’s consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The presentation currency of the Company’s consolidated financial statements is the Brazilian Real (“R$”), which is the Company’s functional currency.

The accounting policies described below were applied by the Company and its subsidiaries in a consistent manner for all years presented in the consolidated financial statements.

a.	Recognition of Income

Revenue is measured at the fair value of the consideration received or receivable, net of sales returns, discounts, and other deductions, if applicable.

Revenue from sales of fuels and lubricants is recognized when the products are delivered to gas stations and to large consumers. Revenue from sales of LPG is recognized when the products are delivered to customers at home, to independent dealers and to industrial and commercial customers. Revenue from sales of pharmaceuticals is recognized when the products are delivered to end user customers in own drugstores and when the products are delivered to independent resellers. Revenue from sales of chemical products is recognized when the products are delivered to industrial customers, depending of the freight mode of delivery. The revenue provided from storage services is recognized through the performance of services. Costs of products sold and services provided include goods (mainly fuels, lubricants, LPG, and pharmaceutical products), raw materials (chemicals and petrochemicals) and production, distribution, storage, and filling costs.

b.	Cash and Cash Equivalents

Includes cash, banks deposits, and short-term, highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 4 for further details on cash and cash equivalents of the Company and its subsidiaries.

c.	Financial Assets

In accordance with IAS 32, IAS 39, and IFRS 7, the financial instruments of the Company and its subsidiaries are classified in accordance with the following categories:

•	Measured at fair value through profit or loss: financial assets held for trading, that is, acquired or incurred principally for the purpose of selling or repurchasing in the near term, and derivatives. The balances are stated at fair value. The interest earned, the exchange variation, and changes in fair value are recognized in profit or loss.

•	Held to maturity: non-derivative financial assets with fixed or determinable payments, and fixed maturities for which the entity has the positive intention and ability to hold to maturity. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

•	Available for sale: non-derivative financial assets that are designated as available for sale or that are not classified into other categories at initial recognition. The balances are stated at fair value, and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and acquisition cost plus the interest earned are recognized in cumulative other comprehensive income in the shareholders’ equity portion of the balance sheet. Accumulated gains and losses recognized in the shareholders’ equity are reclassified to profit or loss in case of prepayment.

•	Loans and receivables: non-derivative financial assets with fixed or determinable payments or receipts, not quoted in an active market, except: (i) those which the entity intends to sell immediately or in the near term and which the entity classified as measured at fair value through profit or loss; (ii) those classified as available for sale; or (iii) those for which the Company may not recover substantially all of its initial investment for reasons other than credit deterioration. The interest earned and the foreign currency exchange variation are recognized in profit or loss. The balances are stated at acquisition cost plus interest, using the effective interest rate method. Loans and receivables include cash and banks, trade receivables, dividends receivable, and other trade receivables.

The Company and its subsidiaries use derivative financial instruments for hedging purposes, applying the concepts described below:

•	Hedge accounting—fair value hedge: derivative financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s profit or loss. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

•	Hedge accounting—cash flow hedge: derivative financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction that may affect the income statements. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Valuation adjustments” while the ineffective portion is recognized in profit or loss. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall be recognized in profit or loss in the period in which the hedged item is recognized in profit or loss in the same line of the income statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the Company cancels the hedging relationship; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in other comprehensive income in equity are reclassified to profit or loss in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in other comprehensive income in equity shall be recognized immediately in profit or loss.

•	Hedge accounting—hedge of net investments in foreign operation: derivative financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as cumulative translation adjustments, while the ineffective portion and the operating costs are recognized in profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in income upon disposal of the foreign operation.

For further detail on financial instruments of the Company and its subsidiaries, see Notes 4, 14, and 22.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

d.	Trade Receivables

Trade receivables are recognized at the amount invoiced, adjusted to present value if applicable, and includes all direct taxes attributable to the Company and its subsidiaries. An allowance for doubtful accounts is recorded based on estimated losses and is set at an amount deemed by management to be sufficient to cover any probable loss on realization of trade receivables (see Notes 5 and 22—Customer Credit Risk).

e.	Inventories

Inventories are stated at the lower of acquisition cost or net realizable value (see Note 6). The cost value of inventory is measured using the weighted average cost and includes the costs of acquisition and processing directly related to the units produced based on the normal capacity of production. Estimates of net realizable value are based on the average selling prices at the end of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials, or supplies that (i) do not meet the Company and its subsidiaries’ specifications, (ii) have exceeded their expiration date, or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial and operations teams.

f.	Investments

Investments in associates and joint ventures are accounted for under the equity method of accounting in the consolidated financial statements (see Note 11).

An associate is an investment, in which an investor has significant influence, that is, has the power to participate in the financial and operating decisions of the investee but without exercise control.

A joint venture is an investment in which the shareholders have the right to net assets on behalf of a joint control. Joint control is the agreement which establish that decisions about the relevant activities of the investee require the consent from the parties that share control.

Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

g.	Property, Plant, and Equipment

Property, plant, and equipment is recognized at acquisition or construction cost, including financial charges incurred on property, plant, and equipment under construction, as well as maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission, or to restore assets (see Notes 2.m and 18).

Depreciation is calculated using the straight-line method, for the periods mentioned in Note 12, taking into account the useful life of the assets, which are reviewed annually.

Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

h.	Leases

•	Finance Leases

Certain lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the Company and its subsidiaries. These contracts are characterized as finance leases, and assets thereunder are capitalized at lease commencement at their fair value or, if lower, present value of the minimum lease payments under the contracts. The items recognized as assets are depreciated and amortized using the lower of the straight-line method based on the useful lives applicable to each group of assets or the contract terms, as mentioned in Notes 12 and 13. Financial charges under the finance lease contracts are allocated to profit or loss over the lease contract term, based on the amortized cost and the effective interest rate method of the related lease obligation (see Note 14.j).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

•	Operating Leases

There are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where there is no purchase option, or the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as cost or expense in the income statement on a straight-line basis over the term of the lease contract (see Note 23.g).

i.	Intangible Assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the criteria below (see Note 13):

•	Goodwill is carried net of accumulated amortization as of December 31, 2008, when it ceased to be amortized. Goodwill generated since January 1, 2009 is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity, and is tested annually for impairment. Goodwill is allocated to the respective cash generating units (“CGU”) for impairment testing purposes.

•	Bonus disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as distribution rights when paid and amortized using the straight-line method according to the term of the agreement.

•	Other intangible assets acquired from third parties, such as software, technology, and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, for the periods mentioned in Note 13, taking into account their useful life, which is reviewed annually.

The Company and its subsidiaries have not recognized intangible assets that were created internally. The Company and its subsidiaries have not recognized other intangible assets that have an indefinite useful life, except for goodwill, the “am/pm” brand and “Extrafarma” brand acquired in 2014 (see Note 3.a).

j.	Other Assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value (see Note 2.u).

k.	Financial Liabilities

The Company and its subsidiaries’ financial liabilities include trade payables and other payables, loans, debentures, and hedging instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortized cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments, subscription warrants, and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c—Fair Value Hedge). The financial liabilities at amortized cost are stated at the initial transaction amount plus related charges and transaction costs, net of amortization. The charges are recognized in profit or loss using the effective interest rate method.

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt, are allocated to the instrument and amortized to profit or loss over its term, using the effective interest rate method (see Note 14.k). Transaction costs incurred and directly attributable to the issue of shares or other equity instruments are recognized in equity and are not amortized.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

l.	Income and Social Contribution Taxes on Income

Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on their current rates, considering the value of tax incentives. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the laws enacted on the last day of the reporting period. The current rates in Brazil are 25% for income tax and 9% for social contribution on net income tax. For further details about recognition and realization of IRPJ and CSLL, see Note 9.

m.	Provision for Asset Retirement Obligation—Fuel Tanks

The Company and its subsidiaries have the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when tanks are installed. The estimated cost is recognized in property, plant, and equipment and depreciated over the respective useful life of the tanks. The amounts recognized as a liability are monetarily restated using the National Consumer Price Index—IPCA until the respective tank is removed (see Note 18). An increase in the estimated cost of the obligation to remove the tanks could result in negative impact in future results. The estimated removal cost is reviewed and updated annually or when there is significant change in its amount and change in the estimated costs are recognized in income when they become known.

n.	Provisions for Tax, Civil, and Labor Risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on evaluation of the outcomes of the legal proceedings (see Note 23 items a,b,c,d).

o.	Post-Employment Benefits

Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary, using the projected unit credit method (see Note 24.b). The actuarial gains and losses are recognized in other comprehensive income and presented in the statement of shareholders’ equity. Past service cost is recognized in the income statement.

p.	Other Liabilities

Other liabilities are stated at known or measurable amounts plus, if applicable, related charges, monetary restatement, and changes in exchange rates incurred. When applicable, other liabilities are recognized at present value, based on interest rates that reflect the term, currency, and risk of each transaction.

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

r.	Basis for Translation of Financial Statements of Foreign Subsidiaries

Assets and liabilities of the foreign subsidiaries, denominated in currencies other than that of the Company (functional currency: Brazilian Real), which have administrative autonomy, are translated using the exchange rate at the end of the reporting period. Revenues and expenses are translated using the average exchange rate of each period and shareholders’ equity is translated at the historic exchange rate of each transaction affecting shareholders’ equity. Gains and losses resulting from changes in these foreign investments are directly recognized in the statement of shareholders’ equity as cumulative translation adjustments and will be recognized in profit or loss if these investments are disposed of. The balance in cumulative other comprehensive income and presented in the shareholders’ equity as cumulative translation adjustments, net of the exchange rate effect of hedge of net investments, in 2014 was a gain of R$43,192 (gain of R$38,076 in 2013).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The foreign subsidiaries with functional currency different from the Company and which have administrative autonomy are listed below:

Subsidiary	Functional currency	Location
Oxiteno México S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Corporativos S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Industriales de C.V.	Mexican Peso	Mexico
Oxiteno USA LLC	U.S. Dollar	United States
Oxiteno Andina, C.A.	Bolivar	Venezuela
Oxiteno Uruguay S.A.	U.S. Dollar	Uruguay

The subsidiary Oxiteno Uruguay S.A. (“Oxiteno Uruguay”) determined its functional currency as the U.S. dollar (“US$”), as its sales, purchases of goods, and financing activities are performed substantially in this currency.

According to IAS 29, Venezuela is classified as a hyperinflationary economy. As a result, the financial statements of Oxiteno Andina, C.A. (“Oxiteno Andina”) were adjusted by the Venezuelan Consumer Price Index.

Until December 31, 2014 Venezuela had three spot exchange rates:

a)	CENCOEX—Centro Nacional de Comercio Exterior en Venezuela: Bolivar (“VEF”) is traded at a fixed exchange rate of 6.30 VEF/US$. The applicant makes the request for authorization of payment and receipt of priority transactions. There is no deadline for approval by CENCOEX;

b)	SICAD-I—Sistema Cambiario Alternativo de Divisas I: Bolivar is traded at variable exchange rate of approximately 12.00 VEF/US$. There are a number of requirements for the approval of the transactions traded using this rate, which is the most likely exchange rate for the payment of dividends and repatriation of capital; and

c)	SICAD-II—Sistema Cambiario Alternativo de Divisas II: Bolivar is traded at variable exchange rate of approximately 50.00 VEF/US$. Other transactions may be realized by SICAD-II.

For the consolidation of the Oxiteno Andina in the Company, the amounts in Bolivar have been translated to the U.S. dollar at the exchange rate of SICAD-I and subsequently translated into Brazilian Reais using the official exchange rate published by the Central Bank of Brazil. In management’s judgment, the use of SICAD-I is the most suitable for conversion, since the exchange rate is the most likely rate for the payment of dividends and repatriation of capital.

On February 10, 2015, the Venezuelan Central Bank issued Foreign Exchange Regulation No. 33 altering the Venezuelan foreign exchange markets. The Company analyzed this new regulation and concluded that there should be no impact on the translation of the financial statements of its subsidiary Oxiteno Andina.

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered an extension of the activities of their parent company and are translated using the exchange rate at the end of the reporting period. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income or loss. The gain recognized in income in 2014 amounted to R$2,906 (R$4,845 gain in 2013 and R$2,347 gain in 2012).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

s.	Use of Estimates, Assumptions and Judgments

The preparation of the financial statements requires the use of estimates, assumptions, and judgments for the accounting of certain assets, liabilities, and income. Therefore, the Company’s and subsidiaries’ management use the best information available at the time of preparation of the financial statements, as well as the experience of past and current events, also considering assumptions regarding future events. The financial statements therefore include estimates, assumptions, and judgments related mainly to determining the fair value of financial instruments (Notes 4, 14 and 22), the determination of the allowance for doubtful accounts (Notes 5 and 22), the determination of provisions for losses of inventories (Note 6), the determination of deferred income taxes amounts (Note 9), the determination of control in subsidiaries (Notes 2.f, 2.r, 3, 3 items a, b,c,d), the determination of joint control in joint venture (Notes 2.f and 11.a), the determination of significant influence in associates (Notes 2.f and 11.b), the useful lives of property, plant, and equipment (Note 12), the useful lives of intangible assets, and the determination of the recoverable amount of goodwill (Note 13), provisions for assets retirement obligations (Note 18), provisions for tax, civil, and labor risks (Note 23 items a,b,c,d), estimates for the preparation of actuarial reports (Note 24.b) and the determination of fair value of subscription warrants—indemnification (Notes 3.a and 22). The actual result of the transactions and information may differ from their estimates.

t.	Impairment of Assets

The Company and its subsidiaries review, at least annually, the existence of any indication that an asset may be impaired. If there is an indication, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash flow from continuous use and that are largely independent of cash flows of other assets (CGU). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

The fair value less costs of disposal is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

To assess the value in use, the Company and its subsidiaries consider the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, the impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

No impairment was recognized in the years presented (see Note 13.i).

u.	Adjustment to Present Value

Some of the Company’s subsidiaries recognized a present value adjustment to Tax on Goods and Services (“ICMS”, the Brazilian VAT) credit balances related to property, plant, and equipment (CIAP). Because recovery of these credits occurs over a 48 month period, the present value adjustment reflects, in the financial statements, the time value of the ICMS credits to be recovered. The balance of these adjustment to present value totaled R$279 in 2014 (R$354 in 2013).

The Company and its subsidiaries reviewed all items classified as non-current and, when relevant, current assets and liabilities, and did not identify the need to recognize other present value adjustments.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

v.	Adoption of the Pronouncements Issued by IFRS

The following standards, interpretations and amendments in IFRS issued by IASB are effective on December 31st, 2014 and were adopted by the Company and its subsidiaries:

•	Amendments to IAS 32—Financial Instruments Presentation: provides clarifications on the application of offsetting requirements. There was no impact on the financial statements.

•	International Financial Reporting Interpretations Committee (“IFRIC”) 21—Levies: provides guidance when to recognize a liability for levies that are accounted for in accordance with IAS 37 and those where the timing and amount of the levy is certain. There was no impact on the financial statements.

The following standards, amendments, and interpretations to IFRS were issued by the IASB but are not yet effective and were not adopted as of December 31, 2014:

	Effective date
• IFRS 9 (and corresponding 2010 and 2013 amendments): Financial instrument classification and measurement: includes new requirements for the classification and measurement of financial assets and liabilities, derecognition requirements, new impairment methodology for financial instruments, and new hedge accounting guidance (as issued in November, 2013).	2018	(*)
• IFRS 15—Revenue from contracts with customers: establish the principles of nature, amount, timing and uncertainty of revenue and cash flow arising from a contract with a customer.	2017

(*)	On July 24, 2014, the IASB issued the final version of IFRS 9, with the mandatory effective date set for January 1, 2018.

The Company is assessing the potential effects of these standards.

w.	Authorization for Issuance of the Financial Statements

These financial statements were authorized for issue by the Board of Officers on April 30, 2015.

3.	Principles of Consolidation and Investments in Subsidiaries

The consolidated financial statements were prepared following the basic principles of consolidation established by IFRS 10. Investments of one company in another, balances of asset and liability accounts, and revenues and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated shareholders’ equity and net income.

Consolidation of a subsidiary begins when the parent company obtains direct or indirect control over a company and ceases when the parent company loses control of a company. Income and expenses of a subsidiary acquired are included in the consolidated income statement and other comprehensive income from the date the parent company gains the control. Income and expenses of a subsidiary, in which the parent company loses control, are included in the consolidated income statement and other comprehensive income until the date the parent company loses control.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The consolidated financial statements include the following direct and indirect subsidiaries:

			% interest in the share
			2014		2013
			Control		Control
	Location	Segment	Direct control	Indirect control	Direct control	Indirect control
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	100	—	100	—
am/pm Comestíveis Ltda.	Brazil	Ipiranga	—	100	—	100
Centro de Conveniências Millennium Ltda.	Brazil	Ipiranga	—	100	—	100
Conveniência Ipiranga Norte Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Trading Limited	Virgin Islands	Ipiranga	—	100	—	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	—	100	—	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	—	100	—	100
Companhia Ultragaz S.A.	Brazil	Ultragaz	—	99	—	99
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	—	100	—	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	—	57	—	57
LPG International Inc.	Cayman Islands	Ultragaz	—	100	—	100
Imaven Imóveis Ltda.	Brazil	Others	—	100	—	100
Isa-Sul Administração e Participações Ltda.	Brazil	Ipiranga	99	1	—	100
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	Brazil	Extrafarma	—	100	—	—
Oxiteno S.A. Indústria e Comércio	Brazil	Oxiteno	100	—	100	—
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	Oxiteno	—	99	—	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	Oxiteno	—	100	—	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	Oxiteno	—	100	—	100
Oxiteno Uruguay S.A.	Uruguay	Oxiteno	—	100	—	100
Barrington S.L.	Spain	Oxiteno	—	100	—	100
Oxiteno México S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno USA LLC	United States	Oxiteno	—	100	—	100
Global Petroleum Products Trading Corp.	Virgin Islands	Oxiteno	—	100	—	100
Oxiteno Overseas Corp.	Virgin Islands	Oxiteno	—	100	—	100
Oxiteno Andina, C.A.	Venezuela	Oxiteno	—	100	—	100
Oxiteno Europe SPRL	Belgium	Oxiteno	—	100	—	100
Oxiteno Colombia S.A.S	Colombia	Oxiteno	—	100	—	100
Oxiteno Shanghai Trading LTD.	China	Oxiteno	—	100	—	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	Oxiteno	—	100	—	100
Ultracargo—Operações Logísticas e Participações Ltda.	Brazil	Ultracargo	100	—	100	—
Terminal Químico de Aratu S.A.—Tequimar	Brazil	Ultracargo	—	99	—	99
SERMA—Ass. dos usuários equip. proc. de dados	Brazil	Others	—	100	—	100

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

a)	Business Combination—Acquisition of Extrafarma

On January 31, 2014 the merger of all shares issued by Extrafarma into Ultrapar was approved by the Extraordinary Shareholders’ Meetings of Ultrapar and Extrafarma. After the merger of shares, Extrafarma became a wholly-owned subsidiary of Ultrapar and the former shareholders of Extrafarma became long-term shareholders of Ultrapar. The association with Extrafarma marks Ultrapar’s entry into Brazil’s retail pharmacy sector, making it the third distribution and specialty retail business of the Company.

As a result, 12,021,100 new ordinary, nominative, book-entry shares with no par value of the Company were issued on January 31, 2014, increasing capital share by R$141,913. These resulted in total capital share of R$3,838,686, represented by 556,405,096 shares and increasing capital reserves by R$498,812, totaling an increase in equity in the amount of R$640,725. This transaction did not affect the Company’ cash flow.

In addition, the Company issued subscription warrants that, if exercised, would lead to the issuance of up to 4,007,031 shares in the future, broken down into 801,409 shares related to subscription warrants—working capital and 3,205,622 shares related to subscription warrants—indemnification. On June 30, 2014, in the assessment of the working capital and indebtedness adjustments the Company identified that the subscription warrants—working capital shall not be exercised by the former shareholders of Extrafarma. Accordingly, the Company reversed full provision for the issuance of 801,409 shares related to subscription warrants—working capital, which at the acquisition date amounted to R$42,138. Additionally, the Company determined that it has a receivable in the amount of R$12,222 due to the adjustment of working capital, recognized in “Other receivables” in current assets. The shares of the subscription warrants—indemnification may be exercised as early as 2020 and are adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period previous to January 31, 2014. The subscription warrants – indemnification fair value are measured based on the share price of Ultrapar (UGPA3) and are reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends until that date. On the reporting date, the subscription warrants—indemnification were represented by 2,002,773 shares and totaled R$92,072 (on the acquisition date they were represented by 1.959.576 and totaled R$91,423).

The purchase price is presented below:

Increase in share capital	141,913
Capital surplus on subscription of shares	498,812
Receivables—working capital adjustments	(12,222)
Subscription warrants—indemnification	91,423

Purchase price	719,926

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The purchase price in the amount of R$719,926 was allocated among the identified assets acquired and liabilities assumed, measured at fair value. The Company measured the opening balance, fair value of assets and liabilities, and, consequently, the goodwill. The purchase price allocation was concluded in December, 2014. The goodwill is R$661,553, which is motivated by the Company’s entry into the pharmaceutical retail and wholesale markets in Brazil and by Extrafarma bringing a significant initial scale, an excellent network of drugstores as a starting point and specific knowledge and expertise of the market sector. The deductible tax basis of goodwill is R$780,239. During the process of identification of assets and liabilities, intangible assets which were not recognized in the acquired entity’s books were also taken into account, as shown below:

	Amount	Useful life	Amortization method
Brand—Extrafarma	72,523	Undefined	—
Loyalty program—Club Extra	31,953	4 years	Straight line
Customer relationship—wholesale	17,346	10 years	Straight line
Other	517	By contracts	Straight line

Total	122,339

The table below summarizes the fair value of assets acquired and liabilities assumed as of the acquisition date:

Current assets		Current liabilities
Cash and cash equivalents	9,123	Loans(1)	179,818
Trade receivables	65,104	Trade payables	118,769
Inventories	154,937	Salaries and related charges	16,539
Recoverable taxes	12,385	Income and social contribution taxes payable	3,150
Other	5,109	Deferred revenue	5,152

	246,658	Other	6,316

			329,744
Non-current assets		Non-current liabilities
Property, plant, and equipment	48,838	Loans(1)	28,093
Intangible assets	135,636	Provision for tax, civil and labor risks	65,517
Deferred income and social contribution taxes	56,408	Other	7,097

Escrow deposits	1,284		100,707
Goodwill	661,553

	903,719	Total liabilities assumed	430,451

Total assets acquired and goodwill	1,150,377	Purchase price	719,926

(1)	The gross debt assumed on closing date amounted to R$207,911.

For further details of property, plant, and equipment and intangibles acquired, see Notes 12 and 13 respectively and of provision for tax, civil and labor risks, see Note 23.a).

The acquisition costs related to lawyers and consultants were recognized as administrative expenses and represent approximately 2% of the transaction amount. Additionally, the Company recognized in shareholders’ equity, reducing the capital reserve, the amount of R$2,260 of expenses with lawyers and external audit related to transaction costs for the issuance of shares to the shareholders of Extrafarma in the business combination.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The following summary presents the Company’s pro forma information for 2014, as if the acquisition had been completed at the beginning of this year. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results:

2014
Net revenue from sales and services	67,824,629
Operating income	2,287,695
Net income for the year	1,248,369
Earnings per share basic—whole R$ (see Note 30)	2.2701
Earnings per share diluted—whole R$ (see Note 30)	2.2540

b)	Statutory reorganization

On December 10, 2014, in order to simplify the corporate structure, the Company and the wholly-subsidiary Ipiranga Produtos de Petróleo S.A. (“IPP”), shareholders of Isa-Sul Administração e Participações Ltda. (“Isa-Sul”), approved a capital increase in Isa-Sul in the amount of R$995,696 with the issuance of 995,696,000 new shares with a par value of R$1.00. All shares were subscribed and paid up with ordinary shares of Extrafarma held by the Company. After this reorganization, the Company became the direct parent of Isa-Sul and Isa-Sul became the parent company of Extrafarma.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c)	Business combination – acquisition of American Chemical I.C.S.A. (current Oxiteno Uruguay)

On November 1st, 2012, the Company, through its subsidiary Oxiteno S.A., purchased 100% of the shares of American Chemical I.C.S.A., a Uruguayan specialty chemicals company. American Chemical owns a plant in Montevideo, with production capacity of 81 thousand tons of specialty chemicals, particularly sulfonate and sulfate surfactants for the home and personal care industries, as well as products for the leather industry. The total amount paid was R$113,603, including the adjustments of working capital in the amount of R$6,168, paid in the first quarter of 2013.

The purchase price paid for the shares was allocated among the identified assets acquired and liabilities assumed, measured at fair value. The recognition of fair values of inventories, property, plant and equipment and intangible assets was concluded in the first semester of 2013. During the process of identification of assets and liabilities, intangible assets which were not recognized in the acquired entity’s books were also taken into account. The goodwill is R$44,856.

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

The following summary presents the Company’s pro forma information for 2012, as if the acquisition had been completed at the beginning of this year. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results:

2012
Net revenue from sales and services	53,896,772
Operating income	1,706,969
Net income for the year	1,025,526
Earnings per share basic—whole R$ (see Note 30)	1.9076
Earnings per share diluted—whole R$ (see Note 30)	1.8999

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

d)	Business combination—acquisition of Temmar—Terminal Marítimo do Maranhão S.A.

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

The amount paid in the settlement of acquisition was R$68,196. Tequimar will disburse a minimum extra value of R$12,000, which may reach approximately R$30,000 as a result of possible future expansions in the storage capacity of the terminal, provided that such expansions are implemented within 7 years, restated by General Market Price Index (“IGP-M”). The total purchase price of the acquisition was allocated among the identified assets acquired and liabilities assumed, measured at fair value. During the process of identification of assets and liabilities, intangible assets and provisions for tax, civil and labor risks which were not recognized in the acquired entity’s books were also taken into account. The goodwill is R$43,781.

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

The amount of R$49,982 of “Related parties” refers to the loan of Temmar with Noble Brasil S.A. and was settled at the acquisition date.

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

(In thousands of Brazilian Reais, unless otherwise stated)

The following summary presents the Company’s pro forma information for 2012, as if the acquisition had been completed at the beginning of this year. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results:

2012
Net revenue from sales and services	53,881,692
Operating income	1,711,390
Net income for the year	1,022,937
Earnings per share basic—whole R$ (see Note 30)	1.9028
Earnings per share diluted—whole R$ (see Note 30)	1.8951

4.	Cash and Cash Equivalents and Financial Investments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of first-rate financial institutions linked to the Interbank Certificate of Deposit (“CDI”), in repurchase agreement and in short term investments funds, whose portfolio comprised exclusively of Brazilian Federal Government bonds; (ii) outside Brazil, in certificates of deposit of first-rate financial institutions; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified in Note 22, according to their characteristics and intention of the Company and its subsidiaries.

The balance of cash, cash equivalents and financial investments (consolidated) amounted to R$4,400,122 in 2014 (R$3,543,700 in 2013) and are distributed as follows:

•	Cash and Cash Equivalents

Cash and cash equivalents are considered: (i) cash and bank deposits, and (ii) highly-liquid short-term investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value.

	2014	2013
Cash and bank deposits
In local currency	47,426	136,532
In foreign currency	85,870	88,394
Financial investments considered cash equivalents
In local currency
Fixed-income securities	2,690,638	2,051,143
In foreign currency
Fixed-income securities	3,435	—

Total cash and cash equivalents	2,827,369	2,276,069

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

•	Financial Investments

The financial investments of the Company and its subsidiaries, which are not classified as cash and cash equivalents, are distributed as follows:

	2014	2013
Financial investments
In local currency
Fixed-income securities and funds	902,683	747,256
In foreign currency
Fixed-income securities and funds	505,574	368,781
Currency and interest rate hedging instruments(a)	164,496	151,594

Total financial investments	1,572,753	1,267,631

Current	1,441,813	1,149,132

Non-current	130,940	118,499

(a)	Accumulated gains, net of income tax (see Note 22).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

5.	Trade Receivables

The composition of trade receivables is as follows:

	2014	2013
Domestic customers	2,424,756	2,159,355
Reseller financing—Ipiranga	310,062	276,044
Foreign customers	191,533	157,696
(-) Allowance for doubtful accounts	(178,444)	(147,080)

Total	2,747,907	2,446,015

Current	2,604,101	2,321,537

Non-current	143,806	124,478

Reseller financing is provided for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market.

The breakdown of trade receivables, gross of allowance for doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days

2014	2,926,351	2,515,782	128,778	25,479	12,457	23,542	220,313
2013	2,593,095	2,282,310	104,544	12,906	6,428	7,786	179,121

Movements in the allowance for doubtful accounts are as follows:

Balance in 2011	116,454
Additions	20,616
Write-offs	(8,254)

Balance in 2012	128,816
Additions	31,745
Write-offs	(13,481)

Balance in 2013	147,080
Initial balance of Extrafarma (January 31, 2014)	6,964
Additions	26,864
Write-offs	(2,464)

Balance in 2014	178,444

For further information about allowance for doubtful accounts see Note 22—Customer credit risk.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

6.	Inventories

The composition of inventories is as follows:

	2014			2013
	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance
Finished goods	345,255	(7,849)	337,406	318,451	(7,100)	311,351
Work in process	986	—	986	2,626	—	2,626
Raw materials	193,726	(2,661)	191,065	209,735	(169)	209,566
Liquefied petroleum gas (LPG)	41,616	(5,761)	35,855	41,678	(5,761)	35,917
Fuels, lubricants, and greases	907,466	(619)	906,847	817,016	(758)	816,258
Consumable materials and other items for resale	81,662	(3,594)	78,068	64,465	(1,450)	63,015
Pharmaceutical, hygiene, and beauty products	272,864	(25,841)	247,023	—	—	—
Advances to suppliers	103,124	—	103,124	128,618	—	128,618
Properties for resale	24,628	—	24,628	25,162	—	25,162

	1,971,327	(46,325)	1,925,002	1,607,751	(15,238)	1,592,513

Movements in the provision for losses are as follows:

Balance in 2011	17,125
Recoveries of realizable value adjustment	(8,141)
Recoveries of obsolescence and other losses	(541)

Balance in 2012	8,443
Additions to realizable value adjustment	4,087
Recoveries of obsolescence and other losses	2,708

Balance in 2013	15,238
Initial balance of Extrafarma (January 31, 2014)	27,689
Additions to realizable value adjustment	2,637
Additions to obsolescence and other losses	761

Balance in 2014	46,325

The breakdown of provisions for losses related to inventories is shown in the table below:

	2014	2013
Realizable value adjustment	12,134	9,497
Obsolescence and other losses	34,191	5,741

Total	46,325	15,238

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

7.	Recoverable Taxes

Recoverable taxes are substantially represented by credits of ICMS, Taxes for Social Security Financing (COFINS), Employee’s Profit Participation Program (PIS), IRPJ, and CSLL.

	2014	2013
IRPJ and CSLL	182,602	160,590
ICMS	296,747	210,045
Provision for ICMS losses(1)	(67,657)	(65,180)
PIS and COFINS	207,694	156,707
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno Andina and Oxiteno Uruguay	40,035	43,592
Excise tax—IPI	4,157	3,997
Other	5,288	7,589

Total	668,866	517,340

Current	593,462	479,975

Non-current	75,404	37,365

(1)	The provision for ICMS losses relates to tax credits that the subsidiaries believe to be unable to offset in the future and its movements are as follows:

Balance in 2011	41,146
Write-offs, additions and reversals, net	20,571

Balance in 2012	61,717
Write-offs, additions and reversals, net	3,463

Balance in 2013	65,180
Initial balance of Extrafarma (January 31, 2014)	20,888
Write-offs, additions and reversals, net	(18,411)

Balance in 2014	67,657

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

8.	Related Parties

a.	Related Parties

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. The balances and transactions between the Company and its subsidiaries with other related parties are disclosed below:

	Loans		Commercial transactions
	Assets	Liabilities	Receivables(1)	Payables(1)
Oxicap Indústria de Gases Ltda.	10,368	—	—	1,061
Química da Bahia Indústria e Comércio S.A.	—	3,046	—	—
ConectCar Soluções de Mobilidade Eletrônica S.A.	—	—	10,499	1,494
Others	490	1,326	—	—

Total in 2014	10,858	4,372	10,499	2,555

	Loans		Commercial transactions
	Assets	Liabilities	Receivables(1)	Payables(1)
Oxicap Indústria de Gases Ltda.	10,368	—	—	1,069
Química da Bahia Indústria e Comércio S.A.	—	3,046	—	—
Refinaria de Petróleo Riograndense S.A.	—	—	—	1,051
ConectCar Soluções de Mobilidade Eletrônica S.A.	—	—	7,952	1,210
Others	490	826	—	—

Total in 2013	10,858	3,872	7,952	3,330

(1)	Included in “trade receivables” and “trade payables,” respectively.

	Commercial transactions
	Sales	Purchases
Oxicap Indústria de Gases Ltda.	6	12,725
Refinaria de Petróleo Riograndense S.A.	—	59,162
ConectCar Soluções de Mobilidade Eletrônica S.A.	18,887	—

Total in 2014	18,893	71,887

	Commercial transactions
	Sales	Purchases
Oxicap Indústria de Gases Ltda.	6	12,371
Refinaria de Petróleo Riograndense S.A.	—	30,607
ConectCar Soluções de Mobilidade Eletrônica S.A.	10,161	—

Total in 2013	10,167	42,978

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Commercial transactions
	Sales	Purchases
Oxicap Indústria de Gases Ltda.	6	12,844
Refinaria de Petróleo Riograndense S.A.	—	29,189
ConectCar Soluções de Mobilidade Eletrônica S.A.	1,069	—

Total in 2012	1,075	42,033

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on similar market prices and terms with customers and suppliers with comparable operational performance. The above operations related to ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”) refer to the adhesion to Ipiranga’s marketing plan and services provided. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company and its subsidiaries’ management, transactions with related parties are not subject to credit risk, which is why no allowance for doubtful accounts or collateral is provided. Collateral provided by the Company in loans of subsidiaries and affiliates are mentioned in Note 14.l). Intercompany loans are contracted in light of temporary cash surpluses or deficits of the Company, its subsidiaries, and its associates.

b.	Key executives—Compensation

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintaining a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility, and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance, and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. In addition, the chief executive officer is entitled to additional long term variable compensation relating to the Company’s shares’ performance between 2013 and 2018, reflecting the target of more than doubling the share value of the Company in 5 years. Further details about the Deferred Stock Plan are contained in Note 8.c) and about post-employment benefits in Note 24.b).

In 2014, the Company and its subsidiaries recognized expenses for compensation of its key executives (Company’s directors and executive officers) in the amount of R$40,993 (R$34,282 in 2013 and R$31,639 in 2012). Out of this total, R$30,187 relates to short-term compensation (R$28,041 in 2013 and R$25,793 in 2012), R$5,462 to stock compensation (R$3,642 in 2013 and R$3,337 in 2012), R$3,660 to post-employment benefits (R$2,599 in 2013 and R$2,509 in 2012), and R$1,684 to long-term compensation.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Deferred Stock Plan

On April 27, 2001, the General Shareholders’ Meeting approved a benefit plan to members of management and employees in executive positions in the Company and its subsidiaries. On November 26, 2003, the Extraordinary General Shareholders’ Meeting approved certain amendments to the original plan of 2001 (the “Deferred Stock Plan”). In the Deferred Stock Plan, certain members of management of the Company and its subsidiaries have the voting and economic rights of shares and the ownership of these shares is retained by the subsidiaries of the Company. The Deferred Stock Plan provides for the transfer of the ownership of the shares to those eligible members of management after five to ten years from the initial concession of the rights subject to uninterrupted employment of the participant during the period. The total number of shares to be used for the Deferred Stock Plan is subject to the availability in treasury of such shares. It is incumbent on Ultrapar’s executive officers to select the members of management eligible for the plan and propose the number of shares in each case for approval by the Board of Directors. The fair value of the awards were determined on the grant date based on the market value of the shares on the BM&FBOVESPA S.A.—Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the Brazilian Securities, Commodities and Futures Exchange and the amounts are amortized between five and ten years from the grant date.

The table below summarizes shares provided to the Company and its subsidiaries’ management:

Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
December 9, 2014	590,000	2019 to 2021	50.64	41,210	(583)	40,627
March 5, 2014	83,400	2019 to 2021	52.15	5,999	(849)	5,150
February 3, 2014	150,000	2018 to 2020	55.36	11,454	(2,158)	9,296
November 7, 2012	350,000	2017 to 2019	42.90	20,710	(7,621)	13,089
December 14, 2011	120,000	2016 to 2018	31.85	5,272	(2,761)	2,511
November 10, 2010	260,000	2015 to 2017	26.78	9,602	(6,795)	2,807
December 16, 2009	166,656	2014 to 2016	20.75	7,155	(6,138)	1,017
October 8, 2008	192,008	2013 to 2015	9.99	8,090	(7,807)	283
December 12, 2007	—	2012 to 2014	16.17	3,570	(3,570)	—
November 9, 2006	207,200	2016	11.62	3,322	(2,713)	609
December 14, 2005	93,600	2015	8.21	1,060	(962)	98
October 4, 2004	—	2014	10.20	2,361	(2,361)	—

	2,212,864			119,805	(44,318)	75,487

In 2014, the amortization in the amount of R$12,289 (R$9,729 in 2013 and R$6,426 in 2012) was recognized as a general and administrative expense.

The table below shows the movement in the number of granted shares:

Balance in 2012	2,370,540
Shares vested and transferred	(484,512)

Balance in 2013	1,886,028
Shares granted on February 3, 2014	150,000
Shares granted on March 5, 2014	83,400
Shares granted on December 9, 2014	590,000
Shares vested and transferred	(496,564)

Balance in 2014	2,212,864

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

9.	Income and Social Contribution Taxes

a.	Deferred Income and Social Contribution Taxes

The Company and its subsidiaries recognize tax credits and debits, which are not subject to the statute of limitations, resulting from tax loss carryforwards, temporary differences, negative tax bases and revaluation of property, plant, and equipment, among others. Credits are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	2014	2013
Assets—Deferred income and social contribution taxes on:
Provision for impairment of assets	55,527	32,130
Provisions for tax, civil, and labor risks	128,365	111,395
Provision for post-employment benefit	40,729	43,753
Provision for differences between cash and accrual basis	457	—
Goodwill	48,162	57,334
Business combination—fiscal basis vs. accounting basis of goodwill	68,458	28,105
Provision for asset retirement obligation	21,116	13,760
Other provisions	59,802	44,048
Tax losses and negative basis for social contribution carryforwards (d)	39,957	45,607

Total	462,573	376,132

Liabilities—Deferred income and social contribution taxes on:
Revaluation of property, plant, and equipment	3,009	3,130
Lease	4,948	5,640
Provision for differences between cash and accrual basis	77,266	61,864
Provision for goodwill/negative goodwill	11,183	3,963
Business combination—fair value of assets	49,181	14,584
Temporary differences of foreign subsidiaries	5,097	4,088
Provision for post-employment benefit	—	5,911
Other provisions	2,163	2,319

Total	152,847	101,499

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	2014	2013	2012
Initial balance	274,633	384,407	473,527
Deferred IRPJ and CSLL recognized in income of the year	(21,745)	(90,996)	(108,384)
Deferred IRPJ and CSLL recognized in comprehensive income of the year	(863)	(9,304)	4,133
Deferred IRPJ and CSLL recognized in business combinations	56,408	(8,365)	19,327
Other	1,293	(1,109)	(4,196)

Final balance	309,726	274,633	384,407

The estimated recovery of deferred tax assets relating to IRPJ and CSLL is stated as follows:

Up to 1 year	106,754
From 1 to 2 years	104,496
From 2 to 3 years	52,192
From 3 to 5 years	66,608
From 5 to 7 years	93,119
From 7 to 10 years	39,404

462,573

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Reconciliation of Income and Social Contribution Taxes

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	2014	2013	2012
Income before taxes and share of profit (loss) of joint ventures, and associates	1,841,190	1,806,428	1,437,567
Statutory tax rates—%	34	34	34

Income and social contribution taxes at the statutory tax rates	(626,005)	(614,185)	(488,773)

Adjustments to the statutory income and social contribution taxes:
Nondeductible expenses(i)	(26,519)	(24,793)	(15,754)
Nontaxable revenues(ii)	2,596	6,569	15,573
Adjustment to estimated income(iii)	13,638	6,050	25,779
Interest on equity(iv)	—	(218)	—
Other adjustments	(603)	1,100	(1,539)

Income and social contribution taxes before tax incentives	(636,893)	(625,477)	(464,714)

Tax incentives—SUDENE	63,405	52,755	43,442

Income and social contribution taxes in the income statement	(573,488)	(572,722)	(421,272)

Current	(615,148)	(534,481)	(356,330)
Deferred	(21,745)	(90,996)	(108,384)
Tax incentives—SUDENE	63,405	52,755	43,442
Effective IRPJ and CSLL rates—%	31.1	31.7	29.3

(i)	Nondeductible expenses consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, and certain provisions;
(ii)	Nontaxable revenues consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes and the reversal of certain provisions;
(iii)	Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$78 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution taxes are calculated on a basis equal to 32% of operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries;
(iv)	Interest on equity is an option provided by Brazilian corporate law which permits the distribution of profits to shareholders, calculated based on the long-term interest rate (“TJLP”), which does not affect the income statement, but is deductible for purposes of IRPJ and CSLL.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Tax Incentives—SUDENE

The following subsidiaries are entitled to federal tax benefits providing for IRPJ reduction under the program for development of northeastern Brazil operated by the Superintendency for the Development of the Northeast (“SUDENE”):

Subsidiary	Units	Incentive—%	Expiration
Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2016
Bahiana Distribuidora de Gás Ltda.	Caucaia base(1)	75	2012
	Mataripe base(1)	75	2013
	Aracaju base	75	2017
	Suape base	75	2018
Terminal Químico de Aratu S.A.—Tequimar	Suape terminal	75	2020
	Aratu terminal(2)	75	2022
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Camaçari plant	75	2022

On December 30, 2014, Terminal Químico de Aratu S.A.—Tequimar (“Tequimar”) filed a request at SUDENE requiring the income tax reduction incentive, due to the implementation of the Itaqui Terminal in São Luis, Maranhão.

(1)	In the first quarter of 2015, the subsidiary will request the extension of the recognition of tax incentive for another 10 years, due to the production increase in the Caucaia base and modernization in the Mataripe base.
(2)	On December 26, 2013, the petition requesting the extension of the tax incentive for another 10 years was granted by SUDENE, due to the modernization in the Aratu terminal. Due to the expiration of the period for approval by the Federal Revenue Service on the petition, Tequimar recognized the tax benefit in income of 2014, retroactive to January 2013 in the amount of R$4,356.

d.	Income and Social Contribution Taxes Carryforwards

In 2014, the Company and certain subsidiaries have loss carryforwards (income tax) amounting to R$126,624 (R$142,952 in 2013) and negative basis of CSLL of R$92,232 (R$109,652 in 2013), whose compensations are limited to 30% of taxable income, which do not expire. Based on these values, the Company and its subsidiaries recognized deferred income and social contribution tax assets in the amount of R$39,957 in 2014 (R$45,607 in 2013).

e.	Law No. 12973/14 (conversion of Provisional Measure No. 627/13)

On May 14, 2014, Law No. 12973, a conversion of Provisional Measure No. 627 (MP 627/13), was published which, among other matters: (i) revoked the Transition Tax Regime (RTT) and regulates the incidence of taxes on the adjustments arising from the convergence of accounting practices adopted in Brazil and IFRS and (ii) provided for the taxation of residents in Brazil related to profits of overseas subsidiaries and associates.

The Company and its subsidiaries decided not to anticipate the effects of the application of this law for the calendar year 2014.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

10.	Prepaid Expenses

	2014	2013
Rents	99,285	92,375
Deferred Stock Plan, net (see Note 8.c)	61,183	23,408
Insurance premiums	20,295	10,319
Software maintenance	6,790	3,900
Advertising and publicity	6,103	25,864
Purchases of meal and transportation tickets	1,559	1,541
Taxes and other prepaid expenses	3,281	5,575

	198,496	162,982

Current	67,268	65,177

Non-current	131,228	97,805

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

11.	Investments

a.	Joint Ventures

The Company holds an interest in Refinaria de Petróleo Riograndense (“RPR”), which is primarily engaged in oil refining.

The subsidiary Ultracargo—Operações Logísticas e Participações Ltda. (“Ultracargo Participações”) holds an interest in União Vopak —Armazéns Gerais Ltda. (“União Vopak”), which is primarily engaged in liquid bulk storage in the port of Paranaguá.

The subsidiary IPP holds an interest in ConectCar, which is primarily engaged in electronic payment of tolls, parking and fuel. ConectCar, formed in November 2012, started its operation on April 23, 2013 in the State of Săo Paulo and currently also operates in the States of Rio Grande do Sul, Santa Catarina, Paraná, Minas Gerais, Rio de Janeiro, Espírito Santo, Pernambuco, Bahia, Alagoas, Mato Grosso and Distrito Federal.

These investments are accounted for under the equity method of accounting based on their financial statements as of December 31, 2014.

Balances and changes in joint ventures are as follows:

	Movements in investments
	Uniăo Vopak	RPR	ConectCar	Maxfácil(*)	Total
Balance in 2011	6,331	18,904	—	95,568	120,803
Share of profit (loss) of joint ventures	633	3,866	(1,319)	7,110	10,290
Dividends received	(1,250)	(3,011)	—	(7,674)	(11,935)
Capital increase	—	—	4,055	—	4,055
Merger	—	—	—	(95,004)	(95,004)

Balance in 2012	5,714	19,759	2,736	—	28,209

(*)	The subsidiary IPP held an interest in Maxfácil, which was primarily engaged in the management of Ipiranga-branded credit cards. In November 2012, Maxfácil was split between the partners in proportion to their shareholdings and subsequently merged by each partner.

	Movements in investments
	Uniăo Vopak	RPR	ConectCar	Total
Balance in 2012	5,714	19,759	2,736	28,209
Capital increase	—	—	24,945	24,945
Share of profit (loss) of joint ventures	1,302	4,780 (*)	(11,962)	(5,880)
Dividends received	(1,100)	(1,788)	—	(2,888)

Balance in 2013	5,916	22,751	15,719	44,386
Capital increase	—	—	28,500	28,500
Valuation adjustments	—	1,375	—	1,375
Share of profit (loss) of joint ventures	181	(50)	(18,747)	(18,616)
Dividends received	(1,137)	—	—	(1,137)

Balance in 2014	4,960	24,076	25,472	54,508

(*)	Includes adjustments related to the conclusion of the audit of 2012.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the full amounts of balance sheets and income statements of joint ventures:

	2014
	Uniăo Vopak	RPR	ConectCar
Current assets	2,762	160,789	38,852
Non-current assets	8,066	102,738	53,236
Current liabilities	908	101,083	41,143
Non-current liabilities	—	89,935	—
Shareholders’ equity	9,920	72,509	50,945
Net revenue from sales and services	10,490	233,308	9,981
Costs and operating expenses	(10,114)	(232,634)	(66,797)
Net financial income and income and social contribution taxes	(14)	(825)	19,323
Net income (loss)	362	(151)	(37,493)
Number of shares or units held	29,995	5,078,888	57,500,000
% of capital held	50	33	50

The percentages in the table above are rounded.

	2013
	Uniăo Vopak	RPR	ConectCar
Current assets	3,814	115,968	26,585
Non-current assets	9,358	98,407	25,301
Current liabilities	1,340	46,973	20,448
Non-current liabilities	—	98,883	—
Shareholders’ equity	11,832	68,519	31,438
Net revenue from sales and services	12,632	200,328	4,146
Costs and operating expenses	(8,954)	(191,860)	(40,319)
Net financial income and income and social contribution taxes	(1,074)	(4,505)	12,248
Net income (loss)	2,604	3,963	(23,925)
Number of shares or units held	29,995	5,078,888	50,000,000
% of capital held	50	33	50

The percentages in the table above are rounded.

	2012
	Uniăo Vopak	RPR	ConectCar
Current assets	4,254	137,729	12,616
Non-current assets	9,908	91,599	9,363
Current liabilities	2,734	88,070	16,507
Non-current liabilities	—	81,750	—
Shareholders’ equity	11,428	59,508	5,472
Net revenue from sales and services	14,572	147,633	14
Costs and operating expenses	(12,914)	(109,984)	(4,018)
Net financial income and income and social contribution taxes	(392)	(25,669)	1,367
Net income (loss)	1,266	11,980	(2,637)
Number of shares or units held	29,995	5,078,888	25,000,000
% of capital held	50	33	50

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

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

Subsidiary Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”) holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in manufacturing, marketing, and processing of chemicals. The operations of this associate are currently suspended.

Subsidiary Companhia Ultragaz S.A. (“Cia. Ultragaz”) holds an interest in Metalúrgica Plus S.A., which is primarily engaged in the manufacture and trading of LPG containers. The operations of this associate are currently suspended.

Subsidiary IPP holds an interest in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of this associate are currently suspended.

The investment of subsidiary Oxiteno S.A. in the associate Oxicap is accounted for under the equity method of accounting based on its financial statements as of November 30, 2014, while the other associates are valued based on the financial statements as of December 31, 2014.

Balances and changes in associates are as follows:

	Movements in investments
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Total
Balance in 2011	6,828	2,105	3,693	—	12,626
Dividends received	(146)	—	—	—	(146)
Share of profit (loss) of associates	332	(85)	(57)	—	190

Balance in 2012	7,014	2,020	3,636	—	12,670
Capital reduction	(1,500)	—	—	—	(1,500)
Share of profit (loss) of associates	764	124	(1)	—	887
Dividends received	(316)	—	—	—	(316)

Balance in 2013	5,962	2,144	3,635	—	11,741
Share of profit of associates	975	946	41	165	2,127
Dividends received	(725)	—	—	—	(725)

Balance in 2014	6,212	3,090	3,676	165	13,143

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the full amounts of balance sheets and income statements of associates:

	2014
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	5,832	12,434	103	923	231
Non-current assets	19,978	77,199	10,358	1,682	2,830
Current liabilities	632	2,771	—	403	80
Non-current liabilities	332	74,502	3,109	1,708	3,144
Shareholders’ equity	24,846	12,360	7,352	494	(163)
Net revenue from sales and services	8,525	32,972	—	—	—
Costs, operating expenses, and income	(4,543)	(27,174)	(45)	344	442
Net financial income and income and social contribution taxes	(84)	(2,013)	127	990	(13)
Net income for the year	3,898	3,785	82	1,334	429
Number of shares or units held	20,124,996	156	1,493,120	3,000	1,384,308
% of capital held	25	25	50	33	33

The percentages in the table above are rounded.

	2013
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	4,482	19,507	85	555	3
Non-current assets	20,449	73,767	10,085	331	2,926
Current liabilities	749	11,019	—	17	62
Non-current liabilities	332	73,681	2,901	1,708	3,459
Shareholders’ equity	23,850	8,574	7,269	(839)	(592)
Net revenue from sales and services	6,794	31,458	—	—	—
Costs, operating expenses, and income	(3,665)	(30,629)	(30)	(159)	276
Net financial income and income and social contribution taxes	(74)	(335)	28	1	12
Net income (loss) for the year	3,055	494	(2)	(158)	288
Number of shares or units held	20,124,996	156	1,493,120	3,000	1,384,308
% of capital held	25	25	50	33	33

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

12.	Property, Plant, and Equipment

Balances and changes in property, plant, and equipment are as follows:

	Weighted average useful life (years)	Balance in 2013	Additions	Depreciation	Transfer	Write-offs and disposals	Opening balance of Extrafarma(1)	Effect of foreign currency exchange rate variation	Balance in 2014
Cost:
Land	—	458,619	6,586	—	16,126	(6,668)	—	1,444	476,107
Buildings	30	1,219,746	8,781	—	53,395	(11,189)	—	4,995	1,275,728
Leasehold improvements	11	549,841	9,104	—	51,047	(1,634)	23,023	(39)	631,342
Machinery and equipment	13	3,745,901	81,454	—	77,810	(6,957)	6,365	4,902	3,909,475
Automotive fuel/lubricant distribution equipment and facilities	14	1,939,720	103,387	—	76,431	(22,975)	—	—	2,096,563
LPG tanks and bottles	12	460,596	85,958	—	—	(51,863)	—	—	494,691
Vehicles	8	213,635	25,207	—	18,642	(18,668)	5,554	97	244,467
Furniture and utensils	9	126,758	13,094	—	2,116	(1,030)	14,923	254	156,115
Construction in progress	—	302,076	328,034	—	(266,699)	(1,150)	6,752	3,961	372,974
Advances to suppliers	—	27,558	26,320	—	(32,100)	(2,251)	—	—	19,527
Imports in progress	—	130	1,723	—	(1,690)	—	—	(104)	59
IT equipment	5	206,286	25,830	—	714	(1,556)	8,683	(27)	239,930

		9,250,866	715,478	—	(4,208)	(125,941)	65,300	15,483	9,916,978

Accumulated depreciation:
Buildings		(533,776)	—	(37,671)	(26)	6,171	—	(6)	(565,308)
Leasehold improvements		(269,598)	—	(40,367)	(280)	1,146	(4,585)	37	(313,647)
Machinery and equipment		(1,939,238)	—	(226,811)	312	5,875	(1,756)	3,228	(2,158,390)
Automotive fuel/lubricant distribution equipment and facilities		(1,066,425)	—	(115,095)	2	17,444	—	—	(1,164,074)
LPG tanks and bottles		(221,321)	—	(29,653)	—	19,973	—	—	(231,001)
Vehicles		(87,860)	—	(12,509)	—	12,922	(2,503)	(54)	(90,004)
Furniture and utensils		(93,246)	—	(9,449)	(3)	902	(3,624)	(63)	(105,483)
IT equipment		(173,942)	—	(13,206)	(37)	1,417	(3,994)	(97)	(189,859)

		(4,385,406)	—	(484,761)	(32)	65,850	(16,462)	3,045	(4,817,766)

Provision for losses:
Land		(197)	—	—	—	—	—	—	(197)
Leasehold improvements		—	(459)	—	—	—	—	(3)	(462)
Machinery and equipment		(5,027)	(1,451)	—	—	592	—	(9)	(5,895)
IT equipment		(6)	(677)	—	—	—	—	—	(683)
Furniture and utensils		(5)	—	—	—	1	—	—	(4)

		(5,235)	(2,587)	—	—	593	—	(12)	(7,241)

Net amount		4,860,225	712,891	(484,761)	(4,240)	(59,498)	48,838	18,516	5,091,971

(1)	For further information about the Extrafarma acquisition, see Note 3.a).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance in 2012	Additions	Depreciation	Transfer	Write-offs	Opening balance of Oxiteno Uruguay(2)	Effect of foreign currency exchange rate variation	Balance in 2013
Cost:
Land	—	403,563	3,883	—	53,725	(12,036)	6,881	2,603	458,619
Buildings	29	1,152,647	6,973	—	66,744	(17,538)	(279)	11,199	1,219,746
Leasehold improvements	12	507,548	5,663	—	37,669	(1,097)	—	58	549,841
Machinery and equipment	12	3,465,698	78,304	—	126,864	(3,755)	18,048	60,742	3,745,901
Automotive fuel/lubricant distribution equipment and facilities	14	1,816,791	90,621	—	42,059	(19,010)	—	9,259	1,939,720
LPG tanks and bottles	12	441,006	73,053	—	(30)	(53,433)	—	—	460,596
Vehicles	10	198,674	17,415	—	12,948	(15,517)	156	(41)	213,635
Furniture and utensils	8	117,296	4,912	—	2,554	(183)	—	2,179	126,758
Construction in progress	—	294,328	306,870	—	(293,931)	(2,295)	—	(2,896)	302,076
Advances to suppliers	—	12,881	67,824	—	(53,147)	—	—	—	27,558
Imports in progress	—	174	240	—	(145)	—	—	(139)	130
IT equipment	5	197,881	13,007	—	973	(5,846)	—	271	206,286

		8,608,487	668,765	—	(3,717)	(130,710)	24,806	83,235	9,250,866

Accumulated depreciation:
Buildings		(496,449)	—	(38,652)	(923)	8,631	—	(6,383)	(533,776)
Leasehold improvements		(237,447)	—	(33,111)	(19)	754	—	225	(269,598)
Machinery and equipment		(1,673,635)	—	(219,443)	867	2,337	—	(49,364)	(1,939,238)
Automotive fuel/lubricant distribution equipment and facilities		(972,014)	—	(105,921)	2	11,508	—	—	(1,066,425)
LPG tanks and bottles		(216,707)	—	(28,133)	28	23,491	—	—	(221,321)
Vehicles		(89,221)	—	(9,287)	—	10,719	—	(71)	(87,860)
Furniture and utensils		(83,447)	—	(8,160)	1	144	—	(1,784)	(93,246)
IT equipment		(166,721)	—	(12,145)	1	4,973	—	(50)	(173,942)

		(3,935,641)	—	(454,852)	(43)	62,557	—	(57,427)	(4,385,406)

Provision for losses:
Land		(197)	—	—	—	—	—	—	(197)
Machinery and equipment		(5,616)	(155)	—	—	744	—	—	(5,027)
IT equipment		(3)	(6)	—	—	3	—	—	(6)
Vehicles		—	(106)	—	—	106	—	—	—
Furniture and utensils		(10)	—	—	—	5	—	—	(5)

		(5,826)	(267)	—	—	858	—	—	(5,235)

Net amount		4,667,020	668,498	(454,852)	(3,760)	(67,295)	24,806	25,808	4,860,225

(2)	For further information about the Oxiteno Uruguay acquisition, see Note 3.c).

Construction in progress relates substantially to expansions and renovations of industrial facilities and terminals and construction and upgrade of service stations and fuel distribution bases.

Advances to suppliers of property, plant, and equipment relate basically to manufacturing of equipment for expansion of plants, terminals and bases, modernization of service stations, and acquisition of real estate.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

13.	Intangible Assets

Balances and changes in intangible assets are as follows:

	Weighted average useful life (years)	Balance in 2013	Additions	Amortization	Transfer	Write-offs and disposals	Opening balance of Extrafarma(1)	Effect of foreign currency exchange rate variation	Balance in 2014
Cost:
Goodwill (i)	—	794,626	—	—	—	—	661,553	—	1,456,179
Software (ii)	5	353,637	73,994	—	16,379	(456)	7,817	565	451,936
Technology (iii)	5	32,436	181	—	—	—	—	—	32,617
Commercial property rights (iv)	11	16,334	1,838	—	—	—	13,709	—	31,881
Distribution rights (v)	4	2,213,573	532,461	—	(190)	(205)	17,346	—	2,762,985
Brands (vi)	—	29,048	—	—	—	—	72,523	3,887	105,458
Others (vii)	9	16,475	407	—	(10,294)	—	31,953	65	38,606

		3,456,129	608,881	—	5,895	(661)	804,901	4,517	4,879,662

Accumulated amortization:
Software		(261,693)	—	(36,780)	(3,922)	455	(1,416)	(424)	(303,780)
Technology		(27,690)	—	(1,782)	—	—	—	1	(29,471)
Commercial property rights		(5,515)	—	(2,742)	8	—	(6,296)	—	(14,545)
Distribution rights		(992,022)	—	(367,681)	(6,536)	111	—	—	(1,366,128)
Others		(454)	—	(7,164)	—	—	—	(7)	(7,625)

		(1,287,374)	—	(416,149)	(10,450)	566	(7,712)	(430)	(1,721,549)

Net amount		2,168,755	608,881	(416,149)	(4,555)	(95)	797,189	4,087	3,158,113

(1)	For further information about the Extrafarma acquisition, see Note 3.a).

	Weighted average useful life (years)	Balance in 2012	Additions	Amortization	Transfer	Write-offs	Opening balance of Oxiteno Uruguay(2)	Effect of foreign currency exchange rate variation	Balance in 2013
Cost:
Goodwill (i)	—	804,697	—	—	—	—	(10,071)	—	794,626
Software (ii)	5	324,881	36,457	—	(9,778)	(697)	—	2,774	353,637
Technology (iii)	5	32,257	179	—	—	—	—	—	32,436
Commercial property rights (iv)	30	16,334	—	—	—	—	—	—	16,334
Distribution rights (v)	5	1,706,335	505,373	—	—	—	1,865	—	2,213,573
Brands (vi)	—	25,339	—	—	—	—	—	3,709	29,048
Others	9	4,483	927	—	11,231	(155)	—	(11)	16,475

		2,914,326	542,936	—	1,453	(852)	(8,206)	6,472	3,456,129

Accumulated amortization:
Software		(233,520)	—	(32,472)	3,698	693	—	(92)	(261,693)
Technology		(22,717)	—	(4,973)	—	—	—	—	(27,690)
Commercial property rights		(4,966)	—	(549)	—	—	—	—	(5,515)
Distribution rights		(687,381)	—	(302,787)	(1,854)	—	—	—	(992,022)
Others		(442)	—	(50)	—	43	—	(5)	(454)

		(1,949,026)	—	(340,831)	1,844	736	—	(97)	(1,287,374)

Provision for losses:
Software		(4)	—	—	—	4	—	—	—

		(4)	—	—	—	4	—	—	—

Net amount		1,965,296	542,936	(340,831)	3,297	(112)	(8,206)	6,375	2,168,755

(2)	For further information about the Oxiteno Uruguay acquisition, see Note 3.c)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

i) Goodwill from acquisition of companies was amortized until December 31, 2008, when its amortization ceased. The net remaining balance is tested annually for impairment.

The Company has the following balances of goodwill:

	Segment	2014	2013
Goodwill on the acquisition of:
Extrafarma(*)	Extrafarma	661,553	—
Ipiranga	Ipiranga	276,724	276,724
Uniăo Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Oxiteno Uruguay	Oxiteno	44,856	44,856
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
Others		2,278	2,278

		1,456,179	794,626

(*)	For further information about the goodwill of Extrafarma, see Note 3.a).

On December 31, 2014, the Company tested the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments, and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital, and discount rates. The assumptions about growth projections and future cash flows are based on the Company’s business plan, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related.

The evaluation of the value in use is calculated for a period of five years, after which we calculate the perpetuity, considering the possibility of carrying the business on indefinitely.

On December 31, 2014, the discount and real growth rates used to extrapolate the projections ranged from 9,3% to 26.4% and 0% to 3.8% p.a., respectively, depending on the CGU analyzed.

The Company’s goodwill impairment tests did not result in the recognition of losses for the year ended December 31, 2014.

ii) Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information, and other systems.

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

iv) Commercial property rights include those described below:

•	Subsidiary Tequimar has an agreement with CODEBA—Companhia das Docas do Estado da Bahia, which allows it to explore the area in which the Aratu Terminal is located for 20 years, renewable for a similar period. The price paid by Tequimar was R$12,000, which is being amortized from August 2002 to July 2042.

•	Subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for a similar period, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storage, handling, and distribution. The price paid by Tequimar was R$4,334, which is being amortized from August 2005 to December 2022.

•	Subsidiary Extrafarma pays key money to obtain certain commercial establishments to open drugstores which is stated at the cost of acquisition, amortized using the straight line method, considering the lease contract terms. In the case of the closedown of stores, the residual amount is recorded in income.

v) Distribution rights refer mainly to bonus disbursements as provided in Ipiranga’s agreements with resellers and large customers. Bonus disbursements are recognized when paid and recognized as an expense in the income statement over the term of the agreement (typically 5 years), which is reviewed as per the changes occurred in the agreements.

vi) Brands are represented by the acquisition cost of the ‘am/pm’ brand in Brazil and of the Extrafarma brand (see Note 3.a).

vii) In 2014, Other intangibles refers mainly to the loyalty program Club Extra (see Note 3.a).

The amortization expenses were recognized in the financial statements as shown below:

	2014	2013	2012
Inventories and cost of products and services sold	8,916	11,534	13,701
Selling and marketing	370,828	298,786	246,828
General and administrative	36,405	30,511	27,572

	416,149	340,831	288,101

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

14	Loans, Debentures, and Finance Leases

a.	Composition

Description	2014	2013	Index/Currency	Weighted average financial charges 2014—% p.a.	Maturity
Foreign currency—denominated loans:
Notes in the foreign market (b)	664,078	584,521	US$	+7.3	2015
Foreign loan (c.1 and c.3)(*)	603,002	187,340	US$ + LIBOR(i)	+0.6	2015 to 2017
Advances on foreign exchange contracts	184,057	136,753	US$	+1.1	< 344 days
Foreign loan (c.2)	158,039	140,341	US$ + LIBOR(i)	+1.0	2017
Financial institutions (e)	113,873	95,792	US$	+2.9	2015 to 2017
Financial institutions (e)	53,254	46,740	US$ + LIBOR(i)	+2.0	2016 to 2017
BNDES (d)	33,160	46,623	US$	+6.0	2015 to 2020
Financial institutions (e)	32,343	31,241	MX$ + TIIE(ii)	+1.0	2015 to 2016
Foreign currency advances delivered	25,409	25,511	US$	+0.8	< 55 days

Subtotal	1,867,215	1,294,862

Brazilian Reais—denominated loans:
Banco do Brasil—floating rate (f)	2,873,622	2,402,553	CDI	104.6	2015 to 2019
Debentures—1st public issuance IPP (g.2 and g.3)	1,409,540	606,929	CDI	107.9	2017 to 2018
Debentures—4th issuance (g.1)	874,312	852,483	CDI	108.3	2015
BNDES (d)	530,983	633,829	TJLP(iii)	+2.6	2015 to 2021
Banco do Brasil—fixed rate (f)(*)	503,898	905,947	R$	+12.1	2015
Banco do Nordeste do Brasil	85,068	104,072	R$	+8.5(v)	2015 to 2021
FINEP	74,774	38,845	R$	+4.0	2015 to 2021
BNDES (d)	62,581	47,428	R$	+4.6	2015 to 2022
Finance leases (j)	45,883	44,338	IGP-M(iv)	+5.6	2015 to 2031
Export Credit Note (h)(*)	25,744	24,994	R$	+8.0	2016
FINEP	9,078	6,718	TJLP(iii)	-1.3	2015 to 2023
Working capital loans Extrafarma—fixed rate (i)	3,445	—	R$	+10.4	2015 to 2016
Fixed finance leases (j)	686	53	R$	+15.6	2015 to 2017
FINAME	484	—	TJLP	+5.6	2015 to 2022
Floating finance leases (j)	475	—	CDI	+2.8	2015 to 2017

Subtotal	6,500,573	5,668,189

Currency and interest rate hedging instruments	7,424	6,575

Total	8,375,212	6,969,626

Current	3,442,364	1,829,989

Non-current	4,932,848	5,139,637

(*)	These transactions were designated for hedge accounting (see Note 22—Hedge Accounting).

(i)	LIBOR = London Interbank Offered Rate.
(ii)	MX$ = Mexican Peso; TIIE = the Mexican interbank balance interest rate.
(iii)	TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On December 31, 2014, TJLP was fixed at 5.0% p.a.
(iv)	IGP-M = General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation.
(v)	Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to foster the development of the industrial sector, administered by Banco do Nordeste do Brasil. On December 31, 2014, the FNE interest rate was 10% p.a. FNE grants a discount of 15% over the interest rate for timely payments.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The long-term consolidated debt had the following maturity schedule:

	2014	2013
From 1 to 2 years	571,991	2,831,799
From 2 to 3 years	2,390,747	493,356
From 3 to 4 years	894,301	797,605
From 4 to 5 years	1,006,869	68,640
More than 5 years	68,940	948,237

	4,932,848	5,139,637

As provided in IAS 39, the transaction costs and issuance premiums associated with debt issuance by the Company and its subsidiaries were added to their financial liabilities, as shown in Note 14.k).

The Company’s management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 22).

b.	Notes in the Foreign Market

In December 2005, the subsidiary LPG International Inc. (“LPG Inc.”) issued US$250 million in notes in the foreign market, maturing in December 2015, with interest rate of 7.3% p.a., paid semiannually. The notes were guaranteed by the Company and its subsidiary Oxiteno S.A.

As a result of the issuance of these notes, the Company and its subsidiaries are required to undertake certain obligations, including:

•	Limitation on transactions with shareholders that hold 5% or more of any class of stock of the Company, except upon fair and reasonable terms no less favorable than could be obtained in a comparable transaction with a third party.

•	Required board approval for transactions with shareholders that hold 5% or more of any class of stock of the Company, or with their subsidiaries, in an amount higher than US$15 million (except transactions of the Company with its subsidiaries and between its subsidiaries).

•	Restriction on sale of all or substantially all assets of the Company and subsidiaries LPG and Oxiteno S.A.

•	Restriction on encumbrance of assets exceeding US$150 million or 15% of the value of the consolidated tangible assets.

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

1) The subsidiary IPP has a foreign loan in the amount of US$80 million, due in November 2015 and bearing interest of LIBOR + 0.8% p.a., paid quarterly. IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loan charge to 104.1% of CDI (see Note 22). IPP designated these hedging instruments as a fair value hedge; therefore, loan and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loan is secured by the Company.

2) The subsidiary Oxiteno Overseas Corp. (“Oxiteno Overseas”) has a foreign loan in the amount of US$60 million with interest of LIBOR + 1.0% p.a., paid semiannually. The Company, through its subsidiary Cia. Ultragaz, contracted hedging instruments with floating interest rates in dollar and exchange rate variation, changing the foreign loan charge to 86.9% of CDI with maturity in June 2014 and 94.0% of CDI for the remaining term (see Note 22). The foreign loan is guaranteed by the Company and its subsidiary Oxiteno S.A. In January 2014, the subsidiary renegotiated the loan changing the maturity from June 2014 to January 2017.

3) In September 2014, the subsidiary IPP entered into a foreign loan agreement in the amount of US$150 million, due in September 2017 and bearing interest of LIBOR + 0.53% p.a., paid quarterly. IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loan charge to 103.7% of CDI (see Note 22). IPP designated these hedging instruments as a fair value hedge; therefore, loan and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loan is secured by the Company.

As a result of these foreign loans, some obligations mentioned in Note 14.b) must also be maintained by the Company and its subsidiaries. Additionally, during these contracts, the Company shall maintain the following financial ratios, calculated based on its audited consolidated financial statements:

•	Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated Earnings before Interest, Taxes, Depreciation, and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial ratio, determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The Company is in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

d.	BNDES

The Company and its subsidiaries have financing from BNDES for some of their investments and for working capital.

During the term of these agreements, the Company must maintain the following capitalization and current liquidity levels, as determined in the annual consolidated audited balance sheet:

- Capitalization level: shareholders’ equity/total assets equal to or above 0.3; and

- Current liquidity level: current assets/current liabilities equal to or above 1.3.

The Company is in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

e.	Financial Institutions

The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno USA LLC and Oxiteno Uruguay have loans to finance investments and working capital.

f.	Banco do Brasil

The subsidiary IPP has fixed and floating interest rate loans with Banco do Brasil to finance the marketing, processing, or manufacturing of agricultural goods (ethanol). IPP contracted interest hedging instruments, thus converting the fixed rate for this loan into 99.5% of CDI (see Note 22). IPP designates this hedging instrument as a fair value hedge; therefore, loan and hedging instrument are both stated at fair value from inception. Changes in fair value are recognized in profit or loss.

In January 2014, the subsidiary IPP renegotiated loans, that would mature in 2014, in the notional amount of R$909.5 million, changing the maturities from April and May 2014 to January 2017, with floating interest rate of 105.5% of CDI.

These loans mature, as follows (including interest until December 31, 2014):

Maturity	2014
Feb/15	397,094
May/15	738,321
Feb/16	198,547
May/16	117,212
Jan/17	1,005,842
May/19	920,504

Total	3,377,520

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Debentures

1)	In March 2012, the Company made its fourth issuance of debentures, in a single series of 800 simple, nonconvertible into shares, unsecured debentures, and its main characteristics are as follows:

Face value unit:	R$1,000,000.00
Final maturity:	March 16, 2015
Payment of the face value:	Lump sum at final maturity
Interest:	108.3% of CDI
Payment of interest:	Annually
Reprice:	Not applicable

2)	In December 2012, the subsidiary IPP made its first issuance of public debentures in single series of 60,000 simple, nonconvertible into shares, unsecured, nominative and registered debentures, and its main characteristics are as follows:

Face value unit:	R$10,000.00
Final maturity:	November 16, 2017
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

3)	In January 2014, the subsidiary IPP made its second issuance of public debentures in single series of 80,000 simple nonconvertible into shares, unsecured, nominative and registered debentures, which main characteristics are as follows:

Face value unit:	R$10,000.00
Final maturity:	December 20, 2018
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

h.	Export Credit Note

In March 2013, the subsidiary Oxiteno Nordeste contracted an export credit note in the amount of R$17.5 million, with maturity in March 2016 and fixed interest rate of 8% p.a., paid quarterly.

In August 2013, the subsidiary Oxiteno Nordeste contracted an export credit note in the amount of R$10.0 million, with maturity in August 2016 and fixed interest rate of 8% p.a., paid quarterly.

Subsidiary Oxiteno Nordeste contracted interest hedging instruments, thus converting the fixed rates for these loans into 88.8% of CDI (see Note 22). Oxiteno Nordeste designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both measured at fair value from inception. Changes in fair value are recognized in profit or loss.

i.	Working Capital

The subsidiary Extrafarma has loans for financing its working capital containing fixed rates. The floating rate loans were paid in the fourth quarter of 2014.

j.	Finance Leases

The subsidiary Cia. Ultragaz has a finance lease contract related to LPG bottling facilities, maturing in April 2031.

Subsidiary Extrafarma has finance lease contracts related to IT equipment, vehicles, furniture, machinery and equipment, with terms between 24 to 60 months.

The subsidiary Serma—Associaçăo dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos (“Serma”) had finance lease contracts related to IT equipment with terms of 36 months. The subsidiary had the option to purchase the assets at a price substantially lower than the fair market price on the date of option. In 2014, the term of the contracts ended and Serma exercised its option to purchase the equipment.

The amounts of equipment and intangible assets, net of depreciation and amortization, and the amounts of the corresponding liabilities, are shown below:

	2014
	LPG bottling facilities	IT equipment	Vehicles	Furniture, machinery and equipment	Total
Equipment and intangible assets, net of depreciation and amortization	24,720	883	1,483	1,283	28,369
Financing (present value)	45,883	874	163	124	47,044

Current	1,950	515	145	124	2,734
Non-current	43,933	359	18	—	44,310

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	2013
	LPG bottling facilities	IT equipment	Total
Equipment and intangible assets, net of depreciation and amortization	29,653	292	29,945
Financing (present value)	44,338	53	44,391

Current	1,735	53	1,788
Non-current	42,603	—	42,603

The future disbursements (installments) assumed under these contracts are presented below:

	2014
	LPG bottling facilities	IT equipment	Vehicles	Furniture and utensils	Total
Up to 1 year	4,238	566	155	123	5,082
From 1 to 2 years	4,238	288	18	—	4,544
From 2 to 3 years	4,238	155	—	—	4,393
From 3 to 4 years	4,238	—	—	—	4,238
From 4 to 5 years	4,238	—	—	—	4,238
More than 5 years	48,024	—	—	—	48,024

Total	69,214	1,009	173	123	70,519

	2013
	LPG bottling facilities	IT equipment	Total
Up to 1 year	3,949	55	4,004
From 1 to 2 years	3,949	—	3,949
From 2 to 3 years	3,949	—	3,949
From 3 to 4 years	3,949	—	3,949
From 4 to 5 years	3,949	—	3,949
More than 5 years	48,704	—	48,704

	68,449	55	68,504

The above amounts include Services Tax (“ISS”) payable on the monthly installments, except for disbursements for the LPG bottling facilities.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

k.	Transaction Costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instruments and are recognized as an expense according to the effective interest rate method, as follows:

	Effective rate of transaction costs (% p.a.)	Balance in 2013	Incurred cost	Amortization	Balance in 2014
Banco do Brasil (f)	0.4	19,797	—	(5,323)	14,474
Foreign Loans (c)	0.3	504	3,140	(628)	3,016
Debentures (g)	0.2	4,730	1,422	(3,995)	2,157
Notes in the foreign market (b)	0.2	2,309	—	(1,000)	1,309
Other	0.1	412	30	(124)	318

Total		27,752	4,592	(11,070)	21,274

	Effective rate of transaction costs (% p.a.)	Balance in 2012	Incurred cost	Amortization	Balance in 2013
Banco do Brasil (f)	0.4	13,315	16,212	(9,730)	19,797
Debentures (g)	0.4	8,116	—	(3,386)	4,730
Notes in the foreign market (b)	0.2	3,021	—	(712)	2,309
Other	0.2	1,435	—	(519)	916

Total		25,887	16,212	(14,347)	27,752

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Banco do Brasil (f)	3,086	2,690	3,219	3,844	1,635	—	14,474
Foreign Loans (c)	1,352	1,188	476	—	—	—	3,016
Debentures (g)	1,109	337	366	345	—	—	2,157
Notes in the foreign market (b)	1,309	—	—	—	—	—	1,309
Other	108	109	93	4	3	1	318

Total	6,964	4,324	4,154	4,193	1,638	1	21,274

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

l.	Guarantees

The financings are guaranteed by collateral in the amount of R$50,570 in 2014 (R$40,675 in 2013) and by guarantees and promissory notes in the amount of R$3,779,450 in 2014 (R$2,528,511 in 2013).

In addition, the Company and its subsidiaries offer collateral in the form of letters of credit for commercial and legal proceedings in the amount of R$173,644 in 2014 (R$155,221 in 2013).

Some subsidiaries of Oxiteno issue collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$26,684 in 2014 (R$14,315 in 2013), with maturities of less than 213 days. In 2014, the subsidiaries did not have losses in connection with these collaterals. The fair value of collaterals recognized in current liabilities as other payables is R$646 in 2014 (R$350 in 2013), which is recognized as profit or loss as customers settle their obligations with the financial institutions.

Some financing agreements of the Company and its subsidiaries have cross default clauses that require them to pay the debt assumed in case of default of other debts equal to or greater than US$15 million. Until December 31, 2014, there was no event of default of the debts of the Company and its subsidiaries.

15	Trade Payables

	2014	2013
Domestic suppliers	1,196,876	907,138
Foreign suppliers	82,626	61,812

	1,279,502	968,950

The Company’s subsidiaries acquire oil based fuels and LPG from Petróleo Brasileiro S.A.—Petrobras and its subsidiaries and ethylene from Braskem S.A. These suppliers control almost all of the markets for these products in Brazil. The Company’s subsidiaries depend on the ability of those suppliers to deliver products in a timely manner and at acceptable prices and terms. The loss of any major supplier or a significant reduction in product availability from these suppliers could have a significant adverse effect on the Company and its subsidiaries. The Company and its subsidiaries believe that their relationship with suppliers is satisfactory.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

16	Salaries and Related Charges

	2014	2013
Provisions on payroll	128,181	111,831
Profit sharing, bonus and premium	108,632	142,120
Social charges	44,747	31,059
Salaries and related payments	10,904	11,000
Benefits	1,617	1,303
Others	498	341

	294,579	297,654

17	Taxes Payable

	2014	2013
ICMS	93,761	75,883
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno Andina and Oxiteno Uruguay	14,822	11,445
PIS and COFINS	11,922	9,128
ISS	6,304	5,656
IPI	3,858	4,304
National Institute of Social Security (INSS)	2,991	3,998
Income Tax Withholding (IRRF)	2,267	1,659
Others	2,910	4,249

	138,835	116,322

18	Provision for Asset Retirement Obligation – Fuel Tanks

The provision corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain use period (see Note 2.m).

Changes in the provision for asset retirement obligation are as follows:

Balance in 2011	67,504
Additions (new tanks)	1,664
Expense with tanks removed	(2,477)
Accretion expense	3,720

Balance in 2012	70,411
Additions (new tanks)	715
Expense with tanks removed	(5,435)
Accretion expense	3,970

Balance in 2013	69,661
Additions (new tanks)	709
Expense with tanks removed	(4,026)
Accretion expense	4,458

Balance in 2014	70,802

Current	4,598
Non-current	66,204

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

19	Deferred Revenue

The Company’s subsidiaries have recognized the following deferred revenue:

	2014	2013
‘am/pm’ and Jet Oil franchising upfront fee	14,785	14,049
Loyalty program “Km de Vantagens”	10,025	12,816
Loyalty program “Club Extra”	6,349	—

	31,159	26,865

Current	23,450	17,731
Non-current	7,709	9,134

Loyalty Programs

Ipiranga has a loyalty program called Km de Vantagens (www.kmdevantagens.com.br) under which registered customers are rewarded with points when they buy products at Ipiranga service stations or at its partners. The customers may exchange these points, during the period of one year, for discounts on products and services offered by Ipiranga and its partners. Points received by Ipiranga’s customers that may be used with the partner Multiplus Fidelidade and for discounts of fuel in Ipiranga’s website (www.postoipiranganaweb.com.br) and are considered part of sales revenue.

Extrafarma has a loyalty program called Club Extra (www.clubextra.com.br) under which registered customers are rewarded with points when they buy products at its drugstore chain. The customers may exchange these points, during the period of one year, for prizes offered by its partners. Points received by Extrafarma’s customers may be used with the partner Multiplus Fidelidade and as recharge credit on a mobile phone are considered part of sales revenue.

Deferred revenue is estimated based on the fair value of the points granted, considering the value of the prizes and the expected redemption of points. Deferred revenue is recognized in profit or loss when the points are redeemed, on which occasion the costs incurred are also recognized. Deferred revenue of unredeemed points is also recognized in profit or loss when the points expire.

Franchising Upfront Fee

am/pm is the convenience stores chain of the Ipiranga service stations. Ipiranga ended 2014 with 1,708 stores (1,565 stores in 2013). Jet Oil is Ipiranga’s lubricant-changing and automotive service specialized network. Ipiranga ended 2014 with 1,337 stores (1,235 stores in 2013). The franchising upfront fee received by Ipiranga is deferred and recognized in profit or loss on the straight-line accrual basis throughout the terms of the agreements with the franchisees.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

20	Shareholders’ Equity

a.	Share Capital

The Company is a publicly traded company listed on BM&FBOVESPA in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (NYSE) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”. As of December, 2014, the subscribed and paid-in capital stock consists of 556,405,096 common shares with no par value, (544,383,996 as of December 31, 2013) and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The price of the shares issued by the Company as of December 31, 2014, on BM&FBOVESPA was R$51.45.

On January 31, 2014, the Extraordinary Shareholders’ Meetings of Ultrapar and Extrafarma approved the issuance of 12,021,100 new ordinary, nominative, book-entry shares with no par value of the Company, increasing its capital stock by R$141,913, resulting in a total capital stock of R$3,838,686 represented by 556,405,096 shares. For further information, see Note 3.a).

As of December 31, 2014, the Company is authorized to increase capital up to the limit of 800,000,000 common shares, without amendment to the Bylaws, by resolution of the Board of Directors.

As of December 31, 2014, there were 31,714,297 common shares outstanding abroad in the form of ADRs (34,314,797 shares as of December 31, 2013).

b.	Treasury Shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with the Brazilian Securities and Exchange Commission (“CVM”) Instructions 10, of February 14, 1980 and 268, of November 13, 1997.

On December 10, 2014, the Board of Directors approved Ultrapar’s Shares Repurchase Program (“Share Repurchase Program 2014/15”), with maximum period for the acquisition of 365 days, from December 12, 2014 and maximum acquisition number of 6,500,000 common shares. In 2014, there were no stock repurchases. In 2015, until February 25, the Company acquired 1,139,200 common shares at an average cost of R$51.91 per share.

As of December 31, 2014, 7,148,156 common shares (7,971,556 as of December 31, 2013) were held in the Company’s treasury, acquired at an average cost of R$14.42 per share.

c.	Capital Reserve

The capital reserve reflects the gain on the transfer of shares at market price to be held in treasury by the Company’s subsidiaries, at an average price of R$26.12 per share. Such shares were used in the Deferred Stock Plan granted to executives of these subsidiaries, as mentioned in Note 8.c).

As a result of the issuance of 12,021,100 new shares occurred on January 31, 2014, the Company recognized an increase in the capital reserves in the amount of R$498,812, due to the difference between the value attributable to share capital and the market value of the Ultrapar shares on the date of issue. For further information, see Note 3.a). In addition, the Company incurred costs directly attributable to issuing new shares in the amount of R$2,260, reducing the capital reserve amount.

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

Investments Reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 55.c) of the Bylaws this reserve is aimed to protect the integrity of the Company’s assets and to supplement its capital stock, in order to allow new investments to be made. As provided in its Bylaws, the Company may allocate up to 45% of net income to the investments reserve, up to the limit of 100% of the share capital.

The amounts of retention of profits and investments reserve are free of distribution restrictions and totaled R$2,772,527 in 2014 and R$2,371,533 in 2013.

f.	Other Comprehensive Income

Valuation Adjustments

The differences between the fair value and amortized cost of financial investments classified as available for sale are recognized directly in equity as valuation adjustments. The gains and losses recognized in the shareholders’ equity are reclassified to profit or loss in case the financial instruments are prepaid.

Actuarial gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in shareholders’ equity under the title “valuation adjustments”. Actuarial gains and losses recorded in equity are not reclassified to profit or loss in subsequent periods.

Cumulative Translation Adjustments

The change in exchange rates on assets, liabilities, and income of foreign subsidiaries that have (i) functional currency other than the presentation currency of the Company and (ii) an independent administration, is directly recognized in the shareholders’ equity. This accumulated effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balance and changes in other comprehensive income of the Company are as follows:

	Valuation adjustments
	Fair value of financial investment available for sale	Actuarial gains (losses) of post-employment benefits	Total	Cumulative translation adjustment
Balance in 2011	193	(4,629)	(4,436)	(4,426)
Translation of foreign subsidiaries	—	—	—	17,047
Changes in fair value	(170)	—	(170)	—
Actuarial losses of post-employment benefits	—	(12,135)	(12,135)	—
Income and social contribution taxes on actuarial losses	—	4,126	4,126	—

Balance in 2012	23	(12,638)	(12,615)	12,621
Translation of foreign subsidiaries, including the exchange rate effect of hedge of investments	—	—	—	25,455
Changes in fair value	(18)	—	(18)	—
Actuarial gain of post-employment benefits	—	27,365	27,365	—
Income and social contribution taxes on actuarial gains	—	(9,304)	(9,304)	—

Balance in 2013	5	5,423	5,428	38,076
Translation of foreign subsidiaries, including the exchange rate effect of hedge of investments	—	—	—	5,116
Changes in fair value	46	—	46	—
Actuarial gain of post-employment benefits	—	2,538	2,538	—
Income and social contribution taxes on actuarial gains	—	(863)	(863)	—

Balance in 2014	51	7,098	7,149	43,192

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Dividends

The shareholders are entitled, under the Bylaws, to a minimum annual dividend of 50% of adjusted net income calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in shareholders’ equity until they are approved by the Shareholders. The proposed dividends payable as of December 31, 2013 in the amount of R$389,495 (R$0.71—seventy one cents of Brazilian Real per share), were approved by the Board of Directors on February 19, 2014, and paid as of March 12, 2014, having been ratified in the Annual General Shareholders’ Meeting on April 16, 2014. On August 6, 2014, the Board of Directors approved the anticipation of 2014 dividends, based on first semester results, in the amount of R$389,554 (R$0.71—seventy one cents of Brazilian Real per share), paid as from August 22, 2014.

The proposed dividends reflected in the financial statements of the Company, subject to approval of shareholders at a General Meeting, are as follows:

2014
Net income for the year attributable to shareholders of Ultrapar	1,241,563
Legal reserve	(62,078)

Net income for the year after legal reserve	1,179,485
Minimum mandatory dividends	589,742
Interim dividends paid (R$0.71 per share)	(389,554)

Mandatory dividends payable—Current liabilities	200,188
Additional dividends to the minimum mandatory dividends—shareholders’ equity	188,976

Dividends payable (R$0.71 per share)	389,164
Statutory investments reserve	400,767

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

21	Segment Information

The Company operates five main business segments: gas distribution, fuel distribution, chemicals, storage and, as from January 31, 2014, drugstores. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its main derivatives and fatty alcohols, which are raw materials used in the home and personal care, agrochemical, paints, varnishes, and other industries. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast and Northeast regions of Brazil. The drugstores segment (Extrafarma) trades pharmaceutical, hygiene, and beauty products through its own drugstore chain in the states of Pará, Amapá, Maranhão, Piauí, Ceará, and Rio Grande do Norte. The segments shown in the financial statements are strategic business units supplying different products and services. Intersegment sales are at prices similar to those that would be charged to third parties.

The main financial information of each of the Company’s segments are stated as follows:

	2014	2013	2012
Net revenue from sales and services:
Ultragaz	4,091,273	3,982,300	3,847,087
Ipiranga	58,830,055	53,384,116	46,829,423
Oxiteno	3,413,620	3,277,839	2,928,850
Ultracargo	346,477	332,070	293,589
Extrafarma(1)	1,101,310	—	—
Others(2)	40,005	37,146	47,610
Intersegment sales	(86,442)	(73,225)	(77,633)

Total	67,736,298	60,940,246	53,868,926

Intersegment sales:
Ultragaz	3,222	1,300	1,245
Ipiranga	—	—	—
Oxiteno	1,459	871	—
Ultracargo	41,998	33,940	29,005
Extrafarma(1)	—	—	—
Others(2)	39,763	37,114	47,383

Total	86,442	73,225	77,633

Net revenue from sales and services, excluding intersegment sales:
Ultragaz	4,088,051	3,981,000	3,845,842
Ipiranga	58,830,055	53,384,116	46,829,423
Oxiteno	3,412,161	3,276,968	2,928,850
Ultracargo	304,479	298,130	264,584
Extrafarma(1)	1,101,310	—	—
Others(2)	242	32	227

Total	67,736,298	60,940,246	53,868,926

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	2014	2013	2012
Operating income:
Ultragaz	168,964	147,034	114,282
Ipiranga	1,700,879	1,574,677	1,254,445
Oxiteno	264,246	308,589	228,785
Ultracargo	117,339	108,865	105,462
Extrafarma(1)	16,946	—	—
Others(2)	18,223	4,868	4,916

Total	2,286,597	2,144,033	1,707,890

Share of profit of joint-ventures and associates:
Ultragaz	165	—	—
Ipiranga	(17,772)	(11,198)	6,123
Oxiteno	987	123	(142)
Ultracargo	181	1,302	633
Others(2)	(50)	4,780	3,866

Total	(16,489)	(4,993)	10,480

Financial income	366,009	240,562	208,155
Financial expenses	(811,416)	(578,167)	(478,478)
Income before income and social contribution taxes	1,824,701	1,801,435	1,448,047

Additions to property, plant, and equipment and intangible assets:
Ultragaz	214,305	179,862	175,619
Ipiranga	880,502	836,176	961,637
Oxiteno	115,986	141,122	120,331
Ultracargo	28,565	38,905	87,432
Extrafarma(1)	57,188	—	—
Others(2)	27,813	15,636	14,780

Total additions to property, plant, and equipment and intangible assets (see Notes 12 and 13)	1,324,359	1,211,701	1,359,799
Asset retirement obligation—fuel tanks (see Note 18)	(709)	(715)	(1,664)
Capitalized borrowing costs	(8,833)	(6,835)	(9,355)

Total investments in property, plant, and equipment and intangible assets (cash flow)	1,314,817	1,204,151	1,348,780

Depreciation and amortization charges:
Ultragaz	136,413	133,489	131,441
Ipiranga	528,987	454,156	390,748
Oxiteno	138,501	131,857	123,142
Ultracargo	49,372	47,349	36,565
Extrafarma(1)	12,843	—	—
Others(2)	21,711	12,086	11,183

Total	887,827	778,937	693,079

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	2014	2013
Total assets (excluding intersegment account balances):
Ultragaz	2,701,673	2,502,590
Ipiranga	9,138,758	8,077,204
Oxiteno	4,229,501	4,030,122
Ultracargo	1,382,969	1,320,344
Extrafarma	602,409	—
Others(2)	1,425,072	448,285

Total	19,480,382	16,378,545

(1)	Information of the period from February 1 to December 31, 2014. See Note 3.a).
(2)	Composed of the parent company Ultrapar (including goodwill of certain acquisitions) and subsidiaries Serma and Imaven Imóveis Ltda.

Geographic Area Information

The fixed and intangible assets of the Company and its subsidiaries are located in Brazil, except those related to Oxiteno’ plants abroad, as shown below:

	2014	2013
United States of America	137,470	109,451
Mexico	107,554	85,610
Uruguay	55,855	50,304
Venezuela(*)	18,763	24,834

(*)	See Note 2.r).

The Company generates revenue from operations in Brazil, Mexico, United Stated of America, Uruguay and Venezuela, as well as from exports of products to foreign customers, as disclosed below:

	2014	2013	2012
Net revenue:
Brazil	66,798,903	59,963,359	52,999,338
Mexico	138,651	134,241	124,206
Venezuela	73,390	207,008	142,900
Other Latin American countries	356,905	332,738	320,574
United States of America and Canada	152,384	136,666	137,228
Far East	58,684	45,808	39,206
Europe	89,370	73,624	57,294
Others	68,011	46,802	48,180

Total	67,736,298	60,940,246	53,868,926

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

22	Risks and Financial Instruments

Risk Management and Financial Instruments—Governance

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

The Company has a conservative policy for the management of resources, financial instruments, and risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit, and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•	Implementation of the management of financial assets, instruments, and risks is the responsibility of the financial area, through its treasury department, with the assistance of the tax and accounting departments.

•	Supervision and monitoring of compliance with the principles, guidelines, and standards of the Policy is the responsibility of the Risk and Investment Committee, which is composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fundraising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Changes in the Policy or revisions of its standards are subject to the approval of the Board of Directors of Ultrapar.

•	Continuous improvement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the financial area.

•	The internal audit department audits the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

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

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts, and disbursements in foreign currency and net investments in foreign operations. Hedge is used in order to reduce the effects of changes in exchange rates on the Company´s income and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts, and disbursements in foreign currencies to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais in 2014 and 2013:

Assets and Liabilities in Foreign Currencies

In millions of Brazilian Reais	2014	2013
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	594.9	457.2
Foreign trade receivables, net of allowance for doubtful accounts	190.3	156.0
Net investments in foreign subsidiaries (except cash, cash equivalents, financial investments, trade receivables, financing, and payables)	507.3	443.4

	1,292.5	1,056.6

Liabilities in foreign currency
Financing in foreign currency	(1,867.2)	(1,294.9)
Payables arising from imports, net of advances to foreign suppliers	(70.6)	(45.3)

	(1,937.8)	(1,340.2)

Foreign currency hedging instruments	783.3	427.1

Net asset position—Total	138.0	143.5

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity Analysis of Assets and Liabilities in Foreign Currency

The table below shows the effect of exchange rate changes in different scenarios, based on the net asset position of R$138.0 million in foreign currency:

In millions of Brazilian Reais	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%
(1) Income statement effect	Real devaluation	(8.0)	(19.9)	(39.8)
(2) Shareholders’ equity effect		21.8	54.4	108.9

(1) + (2)	Net effect	13.8	34.5	69.1

(3) Income statement effect	Real appreciation	8.0	19.9	39.8
(4) Shareholders’ equity effect		(21.8)	(54.4)	(108.9)

(3) + (4)	Net effect	(13.8)	(34.5)	(69.1)

Gains (losses) directly recognized in equity in cumulative translation adjustments are due to changes in the exchange rate on equity of foreign subsidiaries (see Notes 2.r and 20.f—Cumulative Translation Adjustments).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Interest Rate Risk

The Company and its subsidiaries adopt conservative policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the CDI, as set forth in Note 4. Borrowings primarily relate to financing from Banco do Brasil, BNDES, and other development agencies, as well as debentures and borrowings in foreign currency, as shown in Note 14.

The Company does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. In 2014, the Company and its subsidiaries had interest rate derivative financial instruments linked to domestic loans, in which the Company swapped the fixed interest rate of certain debts to floating interest rates (CDI).

The table below shows the financial assets and liabilities exposed to floating interest rates in 2014 and 2013:

In millions of Brazilian Reais	Note	2014	2013
CDI
Cash equivalents	4	2,690.6	2,051.1
Financial investments	4	902.7	747.3
Asset position of foreign exchange hedging instruments—CDI	22	114.2	112.3
Loans and debentures	14	(5,157.9)	(3,862.0)
Liability position of foreign exchange hedging instruments—CDI	22	(749.6)	(452.5)
Liability position of hedging instruments from pre-fixed interest to CDI	22	(486.1)	(854.6)

Net liability position in CDI		(2,686.1)	(2,258.4)

TJLP
Loans—TJLP	14	(540.5)	(640.5)

Net liability position in TJLP		(540.5)	(640.5)

LIBOR
Asset position of foreign exchange hedging instruments—LIBOR	22	761.8	329.7
Loans—LIBOR	14	(814.3)	(374.4)

Net liability position in LIBOR		(52.5)	(44.7)

TIIE
Loans—TIIE	14	(32.3)	(31.2)

Net liability position in TIIE		(32.3)	(31.2)

Total net liability position exposed to floating interest		(3,311.4)	(2,974.8)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity Analysis of Floating Interest Rate Risk

The table below shows the incremental expenses and income that would be recognized in financial income in 2014, due to the effect of floating interest rate changes in different scenarios:

In millions of Brazilian Reais	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial investments	Increase in CDI	29.4	73.9	148.1
Foreign exchange hedging instruments (assets in CDI) effect	Increase in CDI	0.9	2.2	4.4
Interest effect on debt	Increase in CDI	(56.2)	(138.1)	(274.7)
Interest rate hedging instruments (liabilities in CDI) effect	Increase in CDI	(10.8)	(26.9)	(53.9)

Incremental expenses		(36.7)	(88.9)	(176.1)

Interest effect on debt	Increase in TJLP	(2.9)	(7.2)	(14.4)

Incremental expenses		(2.9)	(7.2)	(14.4)

Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	0.1	0.3	0.5
Interest effect on debt	Increase in LIBOR	(0.1)	(0.3)	(0.6)

Incremental expenses		—	—	(0.1)

Interest effect on debt	Increase in TIIE	(0.1)	(0.3)	(0.5)

Incremental expenses		(0.1)	(0.3)	(0.5)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Credit Risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and bank deposits, financial investments, hedging instruments, and trade receivables.

Credit risk of financial institutions—Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volume of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by each institution and, therefore, require diversification of counterparties.

Government credit risk—The Company’s policy allows investments in government securities from countries classified as investment grade AAA or Aaa by specialized credit rating agencies and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

Customer credit risk—Such risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. No single customer or group accounts for more than 10% of total revenue.

The Company maintained the following allowances for doubtful accounts on trade receivables:

	2014	2013
Ipiranga	136,104	121,205
Ultragaz	24,140	20,793
Extrafarma	11,067	—
Ultracargo	2,611	2,513
Oxiteno	4,522	2,569

Total	178,444	147,080

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Liquidity Risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents, and financial investments, (ii) cash generated from operations and (iii) financing. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt, and payment of dividends.

The Company and its subsidiaries periodically examine opportunities for acquisitions and investments. They consider different types of investments, either directly, through joint ventures, or through associated companies, and finance such investments using cash generated from operations, debt financing, through capital increases, or through a combination of these methods.

The Company and its subsidiaries believe to have enough working capital to satisfy their current needs. The gross indebtedness due over the next twelve months totals R$3,791.1 million, including estimated interests on loans. Furthermore, the investment plan for 2015 totals R$1,418 million. In 2014, the Company and its subsidiaries had R$4,269.2 million in cash, cash equivalents, and short-term financial investments (for quantitative information, see Notes 4 and 14).

The table below presents a summary of financial liabilities in 2014 to be settled by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, these amounts may be different from the amounts disclosed on the balance sheet in 2014.

	In millions of Brazilian Reais
Financial liabilities	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans including future contractual interest(1)(2)	10,380.9	3,791.1	3,790.0	2,709.4	90.4
Currency and interest rate hedging instruments(3)	130.4	67.4	63.0	—	—
Trade payables	1,279.5	1,279.5	—	—	—

(1)	To calculate the estimated interest on loans some macroeconomic assumptions were used, including averaging for the period the following: (i) CDI of 12.6 % p.a., (ii) exchange rate of the Real against the U.S. dollar of R$2.83 in 2015, R$3.09 in 2016, R$3.36 in 2017, R$3.64 in 2018, and R$3.94 in 2019, (iii) TJLP of 5.5% p.a. and (iv) IGP-M of 5.7% in 2015, 6.0% in 2016, 5.3% in 2017, 5.3% in 2018, and 5.3% in 2019 (source: BM&FBOVESPA, Bulletin Focus and financial institutions).
(2)	Includes estimated interest payments on short-term and long-term loans until the payment date.
(3)	The currency and interest rate hedging instruments were estimated based on projected U.S dollar futures contracts and the futures curve of DI x Pre contract quoted on BM&FBOVESPA as of December 30, 2014 and on the futures curve of LIBOR (ICE—IntercontinentalExchange) on December 31, 2014. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Capital Management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, net debt/EBITDA, interest coverage, and indebtedness/equity ratios. Net debt is composed of cash, cash equivalents, and financial investments (see Note 4) and loans, including debentures (see Note 14). The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

Selection and Use of Financial Instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and a review is conducted of any documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

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

As mentioned in the section “Risk Management and Financial Instruments—Governance”, the Committee monitors compliance with the risk standards established by the Policy through a risk monitoring map, including the use of hedging instruments, on a monthly basis. In addition, the internal audit department verifies the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments entered into by the Company and its subsidiaries:

Hedging instruments	Counterparty	Maturity	Notional amount(1)		Fair value		Amounts receivable	Amounts payable
			2014	2013	2014	2013	2014
					R$ million	R$ million	R$ million	R$ million
a – Exchange rate swaps receivable in U.S. dollars
Receivables in U.S. dollars (LIBOR)	Bradesco, BTMU,		US$290.0	US$140.0	761.8	329.7	761.8	—
Receivables in U.S. dollars (Fixed)	HSBC, Itaú,	Jan 2015 to	US$50.6	US$87.4	136.6	212.8	136.6	—
Payables in CDI interest rate	JP Morgan, Santander	Sep 2017	US$(340.6)	US$(227.4)	(749.1)	(452.5)	—	749.1

Total result			—	—	149.3	90.0	898.4	749.1

b.1 and b.2 – Exchange rate swaps payable in U.S. dollars + COUPON
Receivables in CDI interest rates	Bradesco, HSBC, Citibank,	Jan 2015 to	US$42.9	US$48.1	114.2	112.3	114.2	—
Payables in U.S. dollars (Fixed)	Itaú, Santander	Mar 2015	US$(42.9)	US$(48.1)	(115.6)	(115.4)	—	115.6

Total result			—	—	(1.4)	(3.1)	114.2	115.6

c – Interest rate swaps in R$
Receivables in fixed interest rate	Banco do	May 2015 to	R$327.5	R$627.5	532.0	937.0	532.0	—
Payables in CDI interest rate	Brasil, Itaú	Aug 2016	R$(327.5)	R$(627.5)	(486.1)	(854.6)	—	486.1

Total result			—	—	45.9	82.4	532.0	486.1

d – Exchange rate swaps receivable in Euros
Receivables in Euros (Fixed)	Itaú	Jan 2015	€ 0.2	—	0.5	—	0.5	—
Payables in CDI interest rate			€ (0.2)	—	(0.5)	—	—	0.5

Total result			—	—	—	—	0.5	0.5

Total gross result					193.8	169.3	1,545.1	1,351.3
Income tax					(36.7)	(24.3)	(36.7)	—

Total net result					157.1	145.0	1,508.4	1,351.3

Positive result (see Note 4)					164.5	151.6
Negative result (see Note 14)					(7.4)	(6.6)

(1)	In million. Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A.

Hedging instruments existing in 2014 are described below, according to their category, risk, and hedging strategy:

a – Hedging against foreign exchange exposure of liabilities in foreign currency—The purpose of these contracts is (i) to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Brazilian Reais linked to CDI, and (ii) change a financial investment linked to the CDI and given as a guarantee to a loan in the U.S. dollar into a financial investment linked to the U.S. dollar. In 2014, the Company and its subsidiaries had outstanding swap contracts totaling US$340.6 million in notional amount with a liability position, on average of 103.1 % of CDI, of which US$50.6 million, on average, had an asset position at US$ + 3.7 % p.a. and US$290.0 million had an asset position at US$ + LIBOR + 0.8% p.a.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.1 – Hedging against foreign exchange exposure of operations—The purpose of these contracts is to make the exchange rate of the revenues of subsidiaries Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials during their operating cycles. In 2014, these swap contracts totaled US$11.9 million and, on average, had an asset position at 79.9% of CDI and a liability position at US$ + 0.0% p.a.

b.2 – Hedging against foreign exchange exposure of net investments in foreign operations—The purpose of these contracts is to minimize the effect of exchange variation of investments in foreign subsidiaries with functional currencies different from the functional currency of the Company, turning them into investments in Brazilian Reais. In 2014, the Company and its subsidiaries had outstanding swap contracts totaling US$31.0 million in notional amount with an asset position at 81.8% of CDI and a liability position of US$ + 0.0% p.a.

c – Hedging against the interest rate fixed in local financing—The purpose of these contracts is to convert the interest rate on financing contracted in Brazilian Reais from fixed into floating. In 2014 these swap contracts totaled R$327.5 million of notional amount corresponding to principal amount of related debt, and on average had an asset position at 11.8% p.a. and a liability position at 98.6% of CDI.

d – Hedging against the foreign currency exchange exposure of liabilities—The purpose of these contracts is offset the effect of exchange variation of debts or firm commitments in euro, turning them into debts or firm commitments in Reais indexed to the CDI. In 2014, the Company and its subsidiaries had swap contracts totaling €0.2 million of notional amount with an asset position at EUR + 0,00% and a liability position on average of 95.0% of CDI.

Hedge Accounting

The Company and its subsidiaries test, throughout the duration of the hedge, the effectiveness of their derivatives, as well as the changes in their fair value. The Company and its subsidiaries designate as fair value hedges certain derivative financial instruments used to offset the variations in interest and exchange rates, which are based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

In 2014, the notional amount of foreign exchange hedging instruments designated as fair value hedge totaled US$230.0 million. In 2014, a gain of R$50.7 million related to the result of hedging instruments, a gain of R$7.1 million related to the fair value adjustment of debt, and a loss of R$90.6 million related to the financial expense of the debt were recognized in the income statements, transforming the average effective cost of the operation into 103.8% of CDI (see Note 14.c.1 and c.3).

In 2014, the notional amount of exchange rate hedging instruments designated as cash flow hedges totaled US$12.0 million related to highly probable transactions and a gain of R$0.1 million was recognized through the income statement.

In 2014, the notional amount of exchange rate hedging instruments designated as hedges of net investment in a foreign operation totaled US$31 million relating to the portion of investments in entities which have functional currency different from the Real. In 2014, a loss of R$7.3 million was recorded. The exchange rate on investment and the hedging instrument effects were offset in equity.

In 2014, the notional amount of interest rate hedging instruments totaled R$327.5 million, referring to the principal of the pre-fixed loans in Brazilian Reais. As of December 31,2014, a gain of R$3.1 million related to the result of hedging instruments, a gain of R$10.2 million related to the fair value adjustment of debt, and a loss of R$60.8 million related to the accrued interest rate of the debt were recognized in the income statement, transforming the average effective cost of the operations into 98.6% of CDI.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Gains (losses) on Hedging Instruments

The following tables summarize the value of gains (losses) recognized, which affected the shareholders’ equity and income in 2014, 2013 and 2012 of the Company and its subsidiaries:

	R$ million
	2014
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(51.2)	—
b – Exchange rate swaps payable in U.S. dollars (ii)	6.6	(7.3)
c – Interest rate swaps in R$ (iii)	13.3	—

Total	(31.3)	(7.3)

	R$ million
	2013
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(26.9)	—
b – Exchange rate swaps payable in U.S. dollars (ii)	(4.8)	—
c – Interest rate swaps in R$ (iii)	51.9	—

Total	20.2	—

	R$ million
	2012
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars (i)	(7.1)	—
b – Exchange rate swaps payable in U.S. dollars	(0.4)	—
c – Interest rate swaps in R$ (iii)	64.4	—

Total	56.9	—

The table above: (i) does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars when this effect is offset in the gain or loss of the hedged item (debt), (ii) considers the designation effect of foreign exchange hedging and (iii) considers the designation effect of interest rate hedging in Brazilian Reais.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Fair Value of Financial Instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, in 2014 and 2013, are stated below:

			2014		2013
	Category	Note	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Loans and receivables	4	133,296	133,296	224,926	224,926
Financial investments in local currency	Measured at fair value through profit or loss	4	2,690,638	2,690,638	2,051,143	2,051,143
Financial investments in foreign currency	Measured at fair value through profit or loss	4	3,435	3,435	—	—
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	892,065	892,065	736,638	736,638
Fixed-income securities and funds in local currency	Held to maturity	4	10,618	10,618	10,618	10,618
Fixed-income securities and funds in foreign currency	Available for sale	4	505,574	505,574	368,781	368,781
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	164,496	164,496	151,594	151,594

Total			4,400,122	4,400,122	3,543,700	3,543,700

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,132,644	1,132,644	1,118,281	1,118,281
Financing	Measured at amortized cost	14	4,904,248	4,878,005	4,340,967	4,373,680
Debentures	Measured at amortized cost	14	2,283,852	2,281,353	1,459,412	1,456,282
Finance leases	Measured at amortized cost	14	47,044	47,044	44,391	44,391
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	7,424	7,424	6,575	6,575
Subscription warrants—indemnification	Measured at fair value through profit or loss	3.a	92,072	92,072	—	—

Total			8,467,284	8,438,542	6,969,626	6,999,209

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair value of cash and bank deposit balances are identical to their carrying values.

•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the reporting period, which corresponds to their fair value.

•	Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the “yield curve” and, therefore, the Company believes their fair value corresponds to their carrying value.

•	The fair value calculation of LPG Inc.’s notes in the foreign market (see Note 14.b) is based on the quoted prices in an active market.

•	The subscription warrants—indemnification were measured based on the share price of Ultrapar (UGPA3) at the reporting date.

The fair value of other financial investments and financing was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of December 31, 2014 and 2013. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realizable in the current market.

Financial instruments were classified as loans and receivables or financial liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, (ii) financial investments classified as measured at fair value through profit or loss, (iii) financial investments that are classified as available for sale, which are measured at fair value through other comprehensive income (see Note 4), (iv) loans and financing measured at fair value through profit or loss (see Note 14), (v) guarantees to customers that have vendor arrangements (see Note 14.l), which are measured at fair value through profit or loss, and (vi) subscription warrants—indemnification, which are measured at fair value through profit or loss. The financial investments classified as held-to-maturity are measured at amortized cost. Cash, banks, and trade receivables are classified as loans and receivables. Trade payables and other payables are classified as financial liabilities measured at amortized cost.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Fair Value Hierarchy of Financial Instruments

The financial instruments are classified in the following categories:

(a)	Level 1—prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b)	Level 2—inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

(c)	Level 3—inputs for the asset or liability which are not based on observable market variables (unobservable inputs).

The table below shows a summary of the financial assets and financial liabilities measured at fair value in the Company’s and its subsidiaries in 2014 and 2013:

	Category	Note	2014	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Cash and banks	Loans and receivables	4	133,296	133,296	—	—
Financial investments in local currency	Measured at fair value through profit or loss	4	2,690,638	2,690,638	—	—
Financial investments in foreign currency	Measured at fair value through profit or loss	4	3,435	3,435	—	—
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	892,065	892,065	—	—
Fixed-income securities and funds in local currency	Held to maturity	4	10,618	10,618	—	—
Fixed-income securities and funds in foreign currency	Available for sale	4	505,574	146,782	358,792	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	164,496	—	164,496	—

Total			4,400,122	3,876,834	523,288	—

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,132,644	—	1,132,644	—
Financing	Measured at amortized cost	14	4,878,005	707,281	4,170,724	—
Debentures	Measured at amortized cost	14	2,281,353	—	2,281,353	—
Finance leases	Measured at amortized cost	14	47,044	—	47,044	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	7,424	—	7,424	—
Subscription warrants—indemnification(1)	Measured at fair value through profit or loss	3.a	92,072	—	92,072	—

Total			8,438,542	707,281	7,731,261	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Category	Note	2013	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Cash and banks	Loans and receivables	4	224,926	224,926	—	—
Financial investments in local currency	Measured at fair value through profit or loss	4	2,051,143	2,051,143	—	—
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	736,638	736,638	—	—
Fixed-income securities and funds in local currency	Held to maturity	4	10,618	10,618	—	—
Fixed-income securities and funds in foreign currency	Available for sale	4	368,781	—	368,781	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	151,594	—	151,594	—

Total			3,543,700	3,023,325	520,375	—

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,118,281	—	1,118,281	—
Financing	Measured at amortized cost	14	4,373,680	638,842	3,734,838	—
Debentures	Measured at amortized cost	14	1,456,282	—	1,456,282	—
Finance leases	Measured at amortized cost	14	44,391	—	44,391	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	6,575	—	6,575	—

Total			6,999,209	638,842	6,360,367	—

(1)	Refers to subscription warrants issued by the Company in the Extrafarma acquisition that, if exercised, may lead to the issuance of up to 3,205,622 shares in the future, related to subscription warrants—indemnification. The subscription warrants are measured using the price of the shares issued by Ultrapar (UGPA3) on the reporting date and are adjusted to the Company’s dividend yield, since the exercise is only possible starting in 2020 onwards and are not entitled to dividends. The number of shares of subscription warrants—indemnification is also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. For further information of the Extrafarma acquisition, see Note 3.a).

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

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on BM&FBOVESPA as of December 31, 2014. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$3.38 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Brazilian Real against the likely scenario, according to the risk to which the hedged item is exposed.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Based on the balances of the hedging instruments and hedged items as of December 31, 2014, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the original balance in Brazilian Reais as of December 31, 2014 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar/Real swaps	Dollar	176,383	446,885	717,387
(2) Debts/firm commitments in dollars	appreciation	(176,388)	(446,897)	(717,406)

(1)+(2)	Net effect	(5)	(12)	(19)

Currency swaps payable in U.S. dollars
(3) Real/U.S. Dollar swaps	Dollar	(527)	28,111	56,748
(4) Gross margin of Oxiteno	devaluation	527	(28,111)	(56,748)

(3)+(4)	Net effect	—	—	—

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais, the Company used the futures curve of the DI x Pre contract on BM&FBOVESPA as of December 30, 2014 for each of the swap and debt (hedged item) maturities, to determine the likely scenarios. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the likely scenario pre-fixed interest rate.

Based on the three scenarios of interest rates in Brazilian Reais, the Company estimated the values of its debt and hedging instruments according to the risk which is being hedged (variations in the pre-fixed interest rates in Brazilian Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The results are shown in the table below:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Interest rate swap (in R$)
(1) Fixed rate swap—CDI	Decrease in	—	6,343	12,988
(2) Fixed rate financing	Pre-fixed rate	—	(6,349)	(12,996)

(1)+(2)	Net effect	—	(6)	(8)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

23	Provisions, Contingencies and Commitments

a.	Provisions for tax, civil, and labor risks

The Company and its subsidiaries are parties in tax, civil, and labor disputes and are discussing these issues both at the administrative and judiciary levels, which, when applicable, are backed by escrow deposits. Provisions for losses are estimated and updated by managements. Managements are supported by the opinion of the legal departments of the Company and its outside legal counsel.

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance in 2013	Opening balance of Extrafarma(1)	Additions	Write-offs	Monetary restatement	Balance in 2014
IRPJ and CSLL (i)	360,861	10,630	13,003	(5,230)	27,214	406,478
PIS and COFINS (ii)	86,512	25,540	—	(207)	7,392	119,237
ICMS (iii)	33,113	21,209	366	(34,499)	640	20,829
Social security	6,251	4,315	261	(961)	617	10,483
Civil litigation (iv)	90,886	1,241	567	(34,439)	81	58,336
Labor litigation (v)	60,174	2,578	11,257	(4,550)	2,057	71,516
Other	1,223	4	157	(853)	31	562

Total	639,020	65,517	25,611	(80,739)	38,032	687,441

Current	69,306					64,169
Non-current	569,714					623,272

(1)	For further information on the Extrafarma acquisition, see Note 3.a).

Some of the tax provisions above involve escrow deposits in the amount of R$505,650 in 2014 (R$456,075 in 2013).

b.	Tax Matters

Provisions

(i) On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana Distribuidora de Gás Ltda. (“Bahiana”) filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the Brazilian Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits which amounted to R$388,675 in 2014 (R$345,513 in 2013). On July 18, 2014, a second instance unfavorable decision was published and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision, the subsidiaries presented a writ of prevention which was dismissed on December 30, 2014, and the Company appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts (STJ and STF) whose trials are pending.

(i) The subsidiary IPP has a Declaratory Action discussing the constitutionality of Law No. 9316/1996, that denied the deduction of CSLL from the IRPJ tax basis. This claim was denied on 1st and 2nd instances, and the appeal presented to the Supreme Court awaits trial. The subsidiary has provision of R$20,706 in 2014 (R$19,806 in 2013) for this discussion.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

(ii) The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia. Ultragaz, Tequimar, Tropical Transportes Ipiranga Ltda., Empresa Carioca de Produtos Químicos S.A. (“EMCA”), IPP and Extrafarma filed for a preliminary injunction seeking the deduction of ICMS from their PIS and COFINS tax bases. Oxiteno Nordeste and IPP paid the amounts into escrow deposits, and recognized a corresponding provision in the amount of R$92,457 in 2014 (R$86,306 in 2013).

(iii) The subsidiary IPP had a provision related to ICMS, mainly with respect to several transactions that resulted in tax assessments for which the proof of payment was not evident, in the amount of R$19,449 in 2013. In the second quarter of 2014, the subsidiary provided rebuttal documents, which will be subject to judicial investigation, relating to this failure to pay the ICMS charge for the alleged omission of output fuel oil operations. Thus, the Company reassessed the probability of the losses as “possible”, and reversed the provision.

Contingent Liabilities

The main tax claims of subsidiary IPP and its subsidiaries that are classified as having a possible risk of loss, and that have not been recognized in the financial statements due to this assessment, are related to ICMS, and mainly, to: (a) the required proportional reversal of ICMS credits recognized on the purchase of ethanol that was later resold at lower prices as a result of PROÁLCOOL, a Federal Government program to encourage alcohol production. The Company has determined the anticipation of financial subsidy by the distributors to the mill owners and their subsequent reimbursement by the DNC (current National Oil Agency) as R$116,480 in 2014 (R$113,555 in 2013), (b) alleged undue ICMS credits for which the tax authorities understand that there was no proof of origin for R$36,370 in 2014 (R$29,565 in 2013), (c) assessments for alleged non-payment of ICMS totaling R$52,011 in 2014 (R$25,576 in 2013), (d) assessment issued in Ourinhos/SP in connection with the return of ethanol loans made with deferred tax, in the amount of R$45,256 in 2014 (R$40,848 in 2013), (e) assessments in the State of Rio de Janeiro demanding the reversal of ICMS credits on interstate sales made under Article 33 of ICMS Convention 66/88, which allowed the use of the ICMS credit but was suspended by an injunction granted by STF (the Brazilian Federal Court of Justice), totaling R$17,806 in 2014 (R$17,222 in 2013), (f) ICMS credits taken in relation to bills considered invalid, though the understanding of the STJ (the Brazilian High Court of Justice) is that it is possible to take credit, even if there is a defect in the document of the seller, as long as it is confirmed that the transaction occurred, for R$28,811 in 2014 (R$27,215 in 2013); (g) assessments arising from surplus or shortage of inventory, generated by differences in temperature or handling of the product, without the corresponding issuance of invoices, as of R$60,412 in 2014 (R$47,106 in 2013), (h) infraction relating to ICMS credits due to alleged non-compliance with legal formalities, for R$40,224 in 2014 (R$36,398 in 2013) and; (i) assessments arising from ICMS credits related to inputs of ethanol from certain States that had granted tax benefits to producers of alcohol in alleged disagreement with the law, in the amount of R$36,396 in 2014 (R$30,726 in 2013); (j) assessments that consider various possible breaches of auxiliary obligations, among them the alleged lack of issuance of invoices, the alleged failure of delivery, or delivery with errors of informative reports to the tax authorities, errors in the filling of DANFE—Auxiliary Document Electronic Invoice, among others, totaling R$8,173 in 2014 (R$11,806 in 2013); and (k) infraction notice for non-payment of ICMS related to the acquisition of basic lubricating oil, whose remittance was deferred to the time of the subsequent industrialized output relating to interstate transactions (covered by the constitutional non-incidence—article 155, X, ‘b’ of the Federal Constitution), totaling R$11,579 in 2014 (R$10,657 in 2013).

The subsidiary IPP has assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The non-provisioned amount of this contingency classified as a possible risk of loss, in 2014, is R$140,566 (R$117,697 in 2013).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Contingent Assets

The Company and its subsidiaries have favorable judgments to pay contributions to PIS and COFINS without the changes introduced by Law 9718/1998 in its original version. The ongoing questioning refers to the levy of these contributions on sources of income other than gross revenue. In 2005, the STF (the Brazilian Supreme Federal Court) decided the question in favor of the taxpayers. Although this has set a favorable precedent, the effect of this decision does not automatically apply to all companies, since they must await the formal decision in their own lawsuits. Certain lawsuits of the Company’s subsidiaries are currently pending trial and, in the event all such lawsuits are decided in favor of the subsidiaries, the Company estimates that the total positive effect on income before income and social contribution taxes may reach R$36,555, net of attorney’s fees.

c.	Civil Claims

Provisions

iv) The Company and its subsidiaries maintained provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental issues in the amount of R$58,336 in 2014 (R$90,886 in 2013).

Contingent Liabilities

The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE (Brazilian antitrust authority) based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz and imposed a penalty of R$23,104. The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed. Based on the above elements and on the opinion of its legal counsel, the subsidiary did not recognize a provision for this contingency.

d.	Labor Matters

Provisions

v) The Company and its subsidiaries maintained provisions of R$71,516 in 2014 (R$60,174 in 2013) for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights.

Contingent Liabilities

In 1990, the Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno Nordeste and EMCA, companies located in the Camaçari Petrochemical Complex, are members, filed separate lawsuits against the subsidiaries demanding the compliance with the fourth section of the collective labor agreement, which provided for a salary adjustment in lieu of the salary policies practiced. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica, requiring the recognition of the loss of effectiveness of such fourth section. Individual claims were rejected. The collective bargaining agreement is currently pending trial by STF. In the second half of 2010, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica and reported the fact in the collective bargaining agreement dispute. Based on the opinion of their legal advisors, who reviewed the latest STF decision in the collective bargaining agreement dispute as well as the status of the individual claims involving the subsidiaries Oxiteno Nordeste and EMCA, the management of such subsidiaries believed that it was not necessary to recognize a provision in 2014.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The Company and its subsidiaries have other pending administrative and legal proceedings of tax, civil, and labor nature, which are individually less relevant, and were estimated by their legal counsel as having possible and/or remote risks (proceedings whose chance of loss is 50% or less). A such, the related potential losses were not provided for by the Company and its subsidiaries based on these opinions. The Company and its subsidiaries are also litigating for recovery of taxes and contributions, which were not recognized in the financial statements due to their contingent nature.

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

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. In 2014, these rates were R$5.79 per ton for Aratu and R$1.38 per ton for Suape. The subsidiary has met the minimum cargo movement required since the beginning of the contractual agreements.

Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. which establishes a minimum quarterly consumption level of ethylene and conditions for the supply of ethylene until 2021. The minimum purchase commitment clause provides a minimum annual consumption of 205 thousand tons and a maximum of 220 thousand tons. The minimum purchase commitment and the actual demand accumulated in 2014 and 2013, expressed in tons of ethylene, are shown below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased. The subsidiary has met the minimum purchase required in the agreement.

	Minimum purchase commitment(*)		Accumulated demand (actual)
	2014	2013	2014	2013
In tons of ethylene	205,076	195,085	205,224	200,130

(*)	Adjusted for scheduled shutdowns in Braskem S.A. during the year.

Subsidiary Oxiteno S.A has a supply agreement with Braskem S.A., valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. The minimum purchase commitment and the actual demand accumulated in 2014 and 2013, expressed in tons of ethylene, are shown below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 30% of the current ethylene price for the quantity not purchased. The subsidiary has met the minimum purchase required in the agreement.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Minimum purchase commitment(*)		Accumulated demand (actual)
	2014	2013	2014	2013
In tons of ethylene	39,067	41,810	39,254	42,201

(*)	Adjusted for scheduled shutdowns in Braskem S.A. during the year.

f.	Insurance Coverage in Subsidiaries

The Company maintains appropriate insurance policies with the objective of covering several risks to which it is exposed, including losses and damage from fire, lightning, explosion of any kind, gale, aircraft crash, electric damage, and other risks, covering the industrial plants and distribution bases and branches of all subsidiaries. The maximum compensation values based on the risk analysis of maximum possible losses of certain locations are shown below:

	Maximum compensation value(*)
Oxiteno	US$	1,104
Ipiranga	R$	705
Ultracargo	R$	550
Ultragaz	R$	250
Extrafarma	R$	100

(*)	In millions. As of policy conditions.

The General Liability Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$400 million against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sale of products and services.

The Company maintains liability insurance policies for directors and executive officers (D&O) to indemnify the members of the Board of Directors, fiscal council and executive officers of Ultrapar and its subsidiaries (“Insured”) in the total amount of US$50 million, which cover any of the Insured liabilities resulting from wrongful acts, including any act or omission committed or attempted, except if the act, omission or the claim is consequence of gross negligence or willful misconduct.

In addition, group life and personal accident, health and national and international transportation and other insurance policies are also maintained.

The coverage and limit of the insurance policies maintained are based on a careful study of risks and losses conducted by independent insurance advisors. The type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Operating Lease Contracts

Subsidiaries Cia. Ultragaz, Bahiana, Utingás Armazenadora S.A., Tequimar, Serma, and Oxiteno S.A. have operating lease contracts for the use of IT equipment. These contracts have terms of 36 and 45 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option. Subsidiaries Cia. Ultragaz and Bahiana have operating lease contracts related to vehicles in their fleet. These contracts have terms of 24 to 60 months and there is no purchase option. The future disbursements (installments), assumed under these contracts, amount approximately to:

	Up to 1 year	Between 1 and 5 years	More than 5 years	Total
2014	24,473	18,783	—	43,256

The subsidiaries IPP, Extrafarma, and Cia. Ultragaz have operating lease contracts related to land and building of service stations, drugstores, and stores, respectively. The future disbursements and receipts (installments), arising from these contracts, amount approximately to:

		Up to 1 year	Between 1 and 5 years	More than 5 years	Total
2014	payable	84,740	247,981	153,106	485,827
	receivable	(47,895)	(146,391)	(112,050)	(306,336)

The expense recognized in 2014 for operating leases was R$72,969 (R$41,013 in 2013 and R$39,912 in 2012), net of income. The increase in operating leases expense was substantially due to the acquisition of Extrafarma.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

24.	Employee Benefits and Private Pension Plan

a.	ULTRAPREV—Associaçăo de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev—Associaçăo de Previdência Complementar (“Ultraprev”), since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective accumulated fund over a period of 5 to 25 years. The sponsoring company does not guarantee the amounts or the duration of the benefits received by each employee that retires. In 2014, the Company and its subsidiaries contributed R$19,784 (R$17,876 in 2013 and R$15,563 in 2012) to Ultraprev, which is recognized as expense in the income statement. The total number of participating employees as of December 31, 2014 was 8,511 active participants and 141 retired participants. In addition, Ultraprev had 29 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

b.	Post-employment Benefits

The Company and its subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary as of December 31, 2014 and are recognized in the financial statements in accordance with IAS 19 R2011.

	2014	2013
Health and dental care plan	28,521	32,028
FGTS Penalty	50,881	43,349
Bonus	25,288	20,545
Life insurance	15,101	15,374

Total	119,791	111,296

Current	11,419	11,922
Non-current	108,372	99,374

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Changes in the present value of the provision for post-employment benefits are as follows:

	2014	2013
Opening balance	111,296	128,495
Current service cost	2,594	3,075
Interest cost	12,718	11,028
Actuarial (gains) losses from changes in actuarial assumptions	(455)	(27,369)
Benefits paid directly by Company and its subsidiaries	(6,362)	(3,933)

Ending balance	119,791	111,296

The expense of the year is presented below:

	2014	2013	2012
Health and dental care plan	3,699	3,550	2,826
FGTS Penalty	6,740	5,893	6,310
Bonus	3,159	3,043	3,017
Life insurance	1,714	1,617	1,811

Total	15,312	14,103	13,964

Significant actuarial assumptions adopted include:

Economic factors

	2014	2013
	% p.a.	% p.a.
Discount rate for the actuarial obligation at present value	11.82	11.79
Average projected salary growth rate	8.38	7.10
Inflation rate (long term)	5.2	5.0
Growth rate of medical services	9.41	9.20

Demographic factors

•	Mortality Table for the life insurance benefit—CSO-80
•	Mortality Table for other benefits—AT 2000 Basic decreased by 10%
•	Disabled Mortality Table—RRB 1983
•	Disability Table—RRB 1944 modified

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity analysis

The significant actuarial assumptions to determine the provision for post-employment benefits are: discount rate, wage and medical costs increases. The following sensitivity analyses on December 31, 2014 were determined based on reasonably possible changes of assumptions occurring at the reporting date of the financial statements, keeping all other assumptions constant.

Assumption	Change in assumptions	Increase in liability	Change in assumptions	Decrease in liability
Discount rate	increase by 1.0 p.p	7,494	decrease by 1.0 p.p	8,633
Wage growth rate	increase by 1.0 p.p	2,214	decrease by 1.0 p.p	2,009
Medical services growth rate	increase by 1.0 p.p	3,484	decrease by 1.0 p.p	2,915

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

25	Revenue from Sale and Services

	2014	2013	2012
Gross revenue from sale	69,088,648	62,054,471	54,953,576
Gross revenue from services	578,205	546,159	481,167
Sales tax	(1,628,483)	(1,393,073)	(1,304,850)
Discounts and sales returns	(302,915)	(267,714)	(261,085)
Deferred revenue (see Note 19)	843	403	118

Net revenue from sales and services	67,736,298	60,940,246	53,868,926

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

26	Expenses by Nature

The Company presents its expenses by function in the consolidated income statement and presents below its expenses by nature:

	2014	2013	2012
Raw materials and materials for use and consumption	61,308,509	55,158,800	48,869,888
Personnel expenses	1,619,830	1,393,115	1,227,930
Freight and storage	1,003,462	975,904	846,638
Depreciation and amortization	887,827	778,937	693,079
Advertising and marketing	182,674	169,235	156,174
Services provided by third parties	223,632	156,730	140,419
Lease of real estate and equipment	122,130	83,311	71,882
Other expenses	245,529	218,042	232,816

Total	65,593,593	58,934,074	52,238,826

Classified as:
Cost of products and services sold	62,304,631	56,165,382	49,768,137
Selling and marketing	2,158,659	1,756,376	1,579,589
General and administrative	1,130,303	1,012,316	891,100

Total	65,593,593	58,934,074	52,238,826

Research and development expenses are recognized in the income statements and amounted to R$36,956 in 2014 (R$29,052 in 2013 and R$23,683 in 2012).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

27	Other Operating Income, Net

	2014	2013	2012
Commercial partnerships	46,140	28,689	29,871
Merchandising	37,177	41,956	37,618
Loyalty program	13,305	28,189	21,620
Others	10,292	(1,253)	(14,975)

Other operating income, net	106,914	97,581	74,134

28	Gain on Disposal of Property, Plant and Equipment and Intangibles

The gain is determined as the difference between the selling price and residual book value of the investment, property, plant, and equipment, or intangible asset disposed of. In 2014, the gain was R$36,978 (gain of R$40,280 in 2013 and gain of R$3,656 in 2012). The gain in 2013 relates primarily to the sale of land and of part of a storage base of Ipiranga. The gain in 2014 relates primarily to the sale of land.

29	Financial Income (Expense)

	2014	2013	2012
Financial income:
Interest on financial investments	298,977	178,275	146,543
Interest from customers	63,090	58,182	58,360
Other financial income	3,942	4,105	3,252

	366,009	240,562	208,155

Financial expenses:
Interest on loans	(467,704)	(354,151)	(332,382)
Interest on debentures	(255,419)	(124,908)	(96,968)
Interest on finance leases	(5,883)	(5,816)	(3,871)
Bank charges, financial transactions tax, and other charges	(34,416)	(43,499)	(22,092)
Exchange variation, net of gains and losses with derivative instruments	(46,464)	(40,654)	(12,311)
Changes in subscription warranty—indemnification (see Note 3.a)	(649)	—	—
Monetary restatement of provisions, net, and other financial expenses	(881)	(9,139)	(10,854)

	(811,416)	(578,167)	(478,478)

Financial income (expense)	(445,407)	(337,605)	(270,323)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

30	Earnings per Share

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has subscription warrants—indemnification and a deferred stock plan, as mentioned in Notes 3.a) and 8.c), respectively.

Basic Earnings per Share	2014	2013	2012
Net income for the year of the Company	1,241,563	1,225,143	1,019,913

Weighted average shares outstanding (in thousands)	545,679	534,114	533,993
Basic earnings per share—R$	2.2753	2.2938	1.9100

Diluted Earnings per Share	2014	2013	2012
Net income for the year of the Company	1,241,563	1,225,143	1,019,913

Weighted average shares outstanding (in thousands), including deferred stock plan and subscription warrants—indemnification	549,552	536,412	536,171
Diluted earnings per share—R$	2.2592	2.2840	1.9022

Weighted Average Shares Outstanding (in thousands)	2014	2013	2012
Weighted average shares outstanding for basic per share calculation:	545,679	534,114	533,993
Dilution effect
Subscription warrants—indemnification	1,832	—	—
Deferred Stock Plan	2,041	2,298	2,178

Weighted average shares outstanding for diluted per share calculation:	549,552	536,412	536,171

31	Subsequent event

Renegotiation of financing

Subsidiary IPP renegotiated loans with Banco do Brasil, which would mature in February 2015, in the notional amount of R$333 million, changing the maturities to July 2017 and January 2018, with floating interest rate of 106% of CDI.

Issue of debentures

In February 2015, the Company made its fifth issuance of debentures in single series of 80,000 simple, nonconvertible into shares, unsecured, nominative and registered debentures, with face unit value of R$10,000.00, with a term of three years (payment of the face value in a lump sum at final on maturity) and interest of 108.25% of CDI.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Ultracargo – Fire accident in Santos

On April 2, 2015, part of the storage facilities operated by Ultracargo in Santos, in the state of São Paulo, endured a nine-day fire that spread to six ethanol and gasoline tanks. The six tanks represented 4% of Ultracargo’s overall capacity in Brazil as of December 31, 2014. There were no casualties and the cause of such accident and its impacts are still being investigated, including the extent of operational losses, damage to assets, potential environmental and other liabilities and reputational harm. The Company maintains insurance policies to cover certain risks to which the subsidiaries are exposed (see Note 23.f).

On April 9, 2015, the Santos municipal government suspended Ultracargo’s activities in that city. Ultracargo’s operations in Santos comprise two separate areas. On April 27, 2015, the authorization granted by the municipal government to Ultracargo to resume operations in the area not affected by the accident was published at the Santos Official Gazette (Diário Oficial de Santos). The still suspended operations correspond to 185 thousand cubic meters capacity, or 22.5% of Ultracargo’s overall capacity in Brazil.

Until April 30, 2015, the state environmental agency, Companhia de Tecnologia de Saneamento Ambiental (CETESB) and the Santos municipal government had imposed fines on Ultracargo in connection with such event, totaling R$25 million. Part of this amount can be contested by Ultracargo. Ultracargo is currently conducting the preliminary assessments of the impacts of such accident that are not covered by our insurance policies.

This event had no impact on the financial statements for the year ended December 31, 2014.

32	Financial information for subsidiary guarantors and non-guarantor subsidiaries

Ultrapar (Company) and Oxiteno S.A. (a wholly-owned subsidiary of Ultrapar) are guarantors of LPG Inc. obligation in connection with the issuance of registered notes. The guarantees are full and unconditional and are joint and several. The Company is presenting, pursuant to Rule 3-10 of Regulation S-X, condensed consolidated financial information of the issuer, guarantors and non-guarantor subsidiaries, as follows. The financial information for subsidiary guarantors and non-guarantor subsidiaries is presented in millions of Brazilian Reais and has been subject to rounding adjustments.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balance Sheets

as of December 31, 2014

ASSETS	LPG Issuer	Ultrapar—Parent Company—Guarantor	Oxiteno—Wholly Subsidiary—Guarantor	Total Guarantors	Non-Guarantor Subsidiaries	Eliminations	(in millions of Brazilian Reais) Consolidated
CURRENT ASSETS
Cash and cash equivalents	0.3	119.2	304.8	424.0	2,403.1	—	2,827.4
Financial investments	367.1	67.9	83.3	151.2	923.5	—	1,441.8
Trade receivables	—	—	167.7	167.7	2,517.1	(80.7)	2,604.1
Inventories	—	—	141.6	141.6	1,782.8	0.6	1,925.0
Recoverable taxes	—	30.7	45.8	76.5	522.5	(5.5)	593.5
Dividends receivable	—	448.2	2.6	450.9	(0.0)	(450.9)	—
Other receivables	—	15.9	0.2	16.1	32.3	(5.1)	43.3
Prepaid expenses	—	0.0	7.2	7.3	60.0	(0.0)	67.3

Total current assets	367.4	682.0	753.3	1,435.2	8,241.2	(541.5)	9,502.4

NON-CURRENT ASSETS
Financial investments	—	—	—	—	130.9	—	130.9
Trade receivables	—	—	—	—	143.8	—	143.8
Related parties	246.7	806.5	350.5	1,157.0	87.7	(1,480.5)	10.9
Deferred income and social contribution taxes	—	1.5	28.7	30.2	432.3	0.1	462.6
Recoverable taxes	—	23.1	21.4	44.5	30.9	—	75.4
Escrow deposits	—	0.1	3.6	3.8	693.1	—	696.8
Other receivables	—	—	—	—	5.8	—	5.8
Prepaid expenses	—	—	9.0	9.0	122.3	—	131.2

	246.7	831.2	413.2	1,244.4	1,646.8	(1,480.5)	1,657.5

Investments
In subsidiaries, joint ventures and associates	—	7,123.6	1,973.0	9,046.2	40.5	(9,019.1)	67.7
Other	—	—	4.4	4.4	2.8	(4.4)	2.8
Property, plant and equipment	—	—	339.8	339.8	4,751.8	0.3	5,092.0
Intangible assets	—	246.2	63.4	309.5	2,068.3	780.2	3,158.1

	—	7,369.8	2,380.5	9,699.9	6,863.5	(8,242.8)	8,320.5

Total non-current assets	246.7	8,201.0	2,793.7	10,944.3	8,510.3	(9,723.3)	9,978.0

TOTAL ASSETS	614.1	8,882.9	3,547.0	12,379.6	16,751.5	(10,264.8)	19,480.4

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balance Sheets

as of December 31, 2014

LIABILITIES	LPG Issuer	Ultrapar—Parent Company—Guarantor	Oxiteno—Wholly Subsidiary—Guarantor	Total Guarantors	Non-Guarantor Subsidiaries	Eliminations	(in millions of Brazilian Reais) Consolidated
CURRENT LIABILITIES
Loans and debentures	664.1	874.3	188.3	1,062.6	1,843.3	(130.3)	3,439.6
Finance leases	—	—	—	—	2.7	—	2.7
Trade payables	—	0.5	78.8	79.3	1,270.5	(70.3)	1,279.5
Salaries and related charges	—	0.2	38.9	39.1	255.5	—	294.6
Taxes payable	—	0.1	4.0	4.1	134.7	—	138.8
Dividends payable	—	213.3	117.2	330.5	338.7	(450.9)	218.4
Income and social contribution taxes payable	—	—	—	—	134.4	—	134.4
Post-employment benefits	—	—	—	—	11.4	—	11.4
Provision for assets retirement obligation	—	—	—	—	4.6	—	4.6
Provision for tax, civil and labor risks	—	—	1.0	1.0	63.1	—	64.2
Other payables	—	0.2	5.7	5.9	80.7	(6.2)	80.4
Deferred revenue	—	—	—	—	23.5	—	23.5

Total current liabilities	664.1	1,088.7	433.9	1,522.6	4,163.1	(657.7)	5,692.1

NON-CURRENT LIABILITES
Loans and debentures	—	—	63.6	63.6	5,905.0	(1,080.0)	4,888.5
Finance leases	—	—	—	—	44.3	—	44.3
Related parties	—	—	2.5	2.5	278.5	(276.6)	4.4
Subscription warrants—indemnification	—	92.1	—	92.1	—	—	92.1
Deferred income and social contribution taxes	—	—	12.9	12.9	140.0	—	152.8
Provision for tax, civil and labor risks	—	4.2	1.4	5.6	617.7	—	623.3
Post-employment benefits	—	—	10.5	10.5	97.9	—	108.4
Provision for assets retirement obligation	—	—	—	—	66.2	—	66.2
Other payables	—	—	1.7	1.7	72.3	—	74.0
Deferred revenue	—	—	—	—	7.7	—	7.7

Total non-current liabilities	—	96.3	92.5	188.8	7,229.5	(1,356.6)	6,061.7

SHAREHOLDERS’ EQUITY
Share capital	0.0	3,838.7	1,743.6	5,582.3	3,589.2	(5,332.7)	3,838.7
Capital reserve	—	547.5	—	547.5	95.8	(95.8)	547.5
Revaluation reserve	—	5.8	0.5	6.3	8.0	(8.5)	5.8
Profit reserves	—	3,169.7	940.6	4,110.3	1,170.9	(2,111.5)	3,169.7
Treasury shares	—	(103.0)	—	(103.0)	—	—	(103.0)
Retained earnings	(50.0)	—	—	—	—	50.0	—
Additional dividends to the minimum mandatory dividends	—	189.0	291.3	480.3	425.3	(716.6)	189.0
Valuation adjustments	0.1	7.1	1.4	1.4	5.6	0.0	7.1
Cumulative translation adjustments	—	43.2	43.2	43.2	35.3	(35.3)	43.2
Non-controlling interest in subsidiaries	—	—	—	—	28.7	(0.1)	28.6

TOTAL SHAREHOLDERS’ EQUITY	(49.9)	7,698.0	3,020.6	10,668.2	5,358.8	(8,250.5)	7,726.6

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	614.1	8,882.9	3,547.0	12,379.6	16,751.5	(10,264.8)	19,480.4

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Income statements

for the year ended December 31, 2014

	LPG Issuer	Ultrapar—Parent Company—Guarantor	Oxiteno—Wholly Subsidiary—Guarantor	Total Guarantors	Non-Guarantor Subsidiaries	Eliminations	(in millions of Brazilian Reais) Consolidated

NET REVENUE FROM SALES AND SERVICES	—	—	1,023.4	1,023.4	67,014.2	(301.3)	67,736.3
Cost of products and services sold	—	—	(786.9)	(786.9)	(61,785.2)	267.5	(62,304.6)

GROSS PROFIT	—	—	236.5	236.5	5,229.0	(33.8)	5,431.7

OPERATING INCOME (EXPENSES)	(0.0)	13.8	(243.5)	(229.7)	(2,890.1)	(25.3)	(3,145.1)

Selling and marketing	—	—	(86.7)	(86.7)	(2,084.0)	12.0	(2,158.7)
General and administrative	(0.0)	(42.6)	(157.9)	(200.5)	(948.9)	19.1	(1,130.3)
Income from disposal of assets	—	56.4	0.5	56.9	36.5	(56.4)	37.0
Other operating income	—	—	0.6	0.6	106.3	—	106.9

OPERATING INCOME BEFORE FINANCIAL INCOME (EXPENSE) AND SHARE OF PROFIT OF SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	(0.0)	13.8	(7.0)	6.8	2,338.9	(59.0)	2,286.6

Financial income	29.7	131.9	93.4	225.3	312.4	(201.4)	366.0
Financial expenses	(49.7)	(94.8)	(21.3)	(116.1)	(843.6)	197.9	(811.4)
Share of profit of subsidiaries, joint ventures and associates	—	1,208.3	198.4	1,406.7	(17.4)	(1,405.8)	(16.5)

INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	(20.0)	1,259.2	263.5	1,522.8	1,790.3	(1,468.4)	1,824.7

INCOME AND SOCIAL CONTRIBUTION TAXES	—	(17.7)	(23.1)	(40.8)	(532.7)	—	(573.5)

Current	—	(18.8)	(15.8)	(34.5)	(580.6)	—	(615.1)
Deferred	—	1.1	(7.3)	(6.2)	(15.5)	—	(21.7)
Tax incentives	—	—	—	—	63.4	—	63.4

NET INCOME (LOSS) FOR THE YEAR	(20.0)	1,241.6	240.5	1,482.0	1,257.5	(1,468.4)	1,251.2
Net income for the year attributable to:
Shareholders of the Company	(20.0)	1,241.6	240.5	1,482.0	1,247.9	(1,468.4)	1,241.6
Non-controlling interests in subsidiaries	—	—	—	—	9.6	0.0	9.7

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Statements of cash flows

for the year ended December 31, 2014

	LPG Issuer	Ultrapar—Parent Company—Guarantor	Oxiteno—Wholly Subsidiary—Guarantor	Total Guarantors	Non-Guarantor Subsidiaries	Eliminations	(in millions of Brazilian Reais) Consolidated
Cash flows from operating activities
Net income for the year	(20.0)	1,241.6	240.5	1,482.0	1,257.5	(1,468.4)	1,251.2
Adjustments to reconcile net income to cash provided by operating activities
Share profit of subsidiaries, joint-ventures and associates	—	(1,208.3)	(198.4)	(1,406.7)	17.4	1,405.8	16.5
Depreciation e amortization	—	22.9	46.6	69.5	818.3	—	887.8
PIS and COFINS credits on depreciation	—	—	2.3	2.3	10.4	—	12.7
Assets retirement expenses	—	—	—	—	(4.0)	—	(4.0)
Interest, monetary and exchange variations	120.1	98.0	24.5	122.5	923.3	(201.1)	964.8
Deferred income and social contribution taxes	—	(1.1)	7.3	6.2	15.5	—	21.7
Income from disposal of assets	—	(56.4)	(0.5)	(56.9)	(36.5)	56.4	(37.0)
Others	—	—	(0.1)	(0.1)	4.0	—	3.9
Dividends received from subsidiaries and joint ventures	—	1,068.3	113.1	1,181.4	2.0	(1,181.4)	2.0
(Increase) decrease in current assets
Trade receivables	—	—	(15.6)	(15.6)	(404.6)	207.8	(212.3)
Inventories	—	—	(16.3)	(16.3)	(166.9)	(1.1)	(184.3)
Recoverable taxes	—	(3.6)	21.4	17.7	(135.0)	10.5	(106.8)
Other receivables	—	(2.3)	0.4	(1.9)	(15.3)	9.1	(8.2)
Prepaid expenses	—	1.9	(3.2)	(1.3)	9.4	0.0	8.1
Increase (decrease) in current liabilities
Trade payables	—	(0.6)	3.4	2.8	301.1	(111.9)	192.1
Salaries and related charges	—	0.0	(14.2)	(14.2)	(5.4)	—	(19.6)
Taxes payable	—	0.1	1.6	1.7	17.4	—	19.1
Income and social contribution taxes	—	—	—	—	437.1	—	437.1
Post-employment benefits	—	—	—	—	(0.5)	—	(0.5)
Provision for tax, civil and labor risks	—	—	0.1	0.1	(5.3)	—	(5.1)
Other payables	—	(0.1)	(0.3)	(0.4)	(14.3)	(6.2)	(21.0)
Deferred revenue	—	—	—	—	0.6	—	0.6
(Increase) decrease in non-current assets
Trade receivables	—	—	—	—	(19.3)	—	(19.3)
Recoverable taxes	—	(1.7)	(16.5)	(18.2)	(19.9)	—	(38.0)
Escrow deposits	—	—	(0.3)	(0.3)	(80.4)	—	(80.6)
Other receivables	—	—	—	—	0.8	—	0.8
Prepaid expenses	—	—	(6.2)	(6.2)	6.6	—	0.5
Increase (decrease) in non-current liabilities
Post-employment benefits	—	—	1.4	1.4	8.1	—	9.5
Provision for tax, civil and labor risks	—	0.0	0.0	0.1	(12.0)	—	(12.0)
Other payables	—	—	0.5	0.5	(11.3)	—	(10.8)
Deferred revenue	—	—	—	—	(1.4)	—	(1.4)
Income and social contribution taxes paid	—	(0.6)	—	(0.6)	(416.0)	—	(416.6)

Net cash provided by operating activities	100.1	1,158.1	191.6	1,349.6	2,481.5	(1,280.5)	2,650.7

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Statements of cash flows

for the year ended December 31, 2014

	LPG Issuer	Ultrapar—Parent Company—Guarantor	Oxiteno—Wholly Subsidiary—Guarantor	Total Guarantors	Non-Guarantor Subsidiaries	Eliminations	(in millions of Brazilian Reais) Consolidated
Cash flows from investing activities
Financial investments, net of redemptions	(93.5)	(67.6)	36.9	(30.7)	(181.0)	—	(305.1)
Cash and cash equivalents of acquired subsidiaries	—	—	—	—	9.1	—	9.1
Acquisition of property, plant and equipment	—	—	(31.7)	(31.7)	(674.2)	—	(705.9)
Acquisition of intangible assets	—	—	(10.5)	(10.5)	(598.4)	—	(608.9)
Capital increase in subsidiaries	—	(236.1)	(86.1)	(322.2)	—	322.2	—
Capital increase in joint ventures	—	—	—	—	(28.5)	—	(28.5)
Proceeds from disposal of assets	—	—	1.0	1.0	98.1	—	99.1

Net cash used in investing activities	(93.5)	(303.7)	(90.3)	(394.0)	(1,374.9)	322.2	(1,540.2)

Cash flows from financing activities
Loand and debentures
Borrowings	—	—	156.0	156.0	1,659.6	—	1,815.6
Repayments	—	—	(191.2)	(191.2)	(811.4)	77.2	(925.4)
Interest paid	(44.0)	(75.5)	(14.4)	(89.9)	(693.4)	188.1	(639.1)
Payment of financial lease	—	—	—	—	(5.5)	—	(5.5)
Dividends paid	—	(776.0)	(51.2)	(827.2)	(1,137.2)	1,181.4	(783.0)
Acquisition of non-controlling interests of subsidiaries	—	—	—	—	(0.1)	—	(0.1)
Capital increase	—	—	—	—	322.2	(322.2)	—
Sale of treasury shares	—	42.5	—	42.5	(42.5)	—	—
Share issue costs	—	(2.3)	—	(2.3)	—	—	(2.3)
Related parties	37.5	(34.3)	0.8	(33.4)	162.7	(166.3)	0.5

Net cash used in financing activities	(6.6)	(845.4)	(100.0)	(945.5)	(545.7)	958.3	(539.3)

Effect of exchange rate changes on cash and cash equivalents in foreign currency	—	—	—	—	(19.8)	—	(19.8)
Increase in cash and cash equivalents	0.1	8.9	1.2	10.2	541.0	—	551.3
Cash and cash equivalents at the beginning of the year	0.2	110.3	303.6	413.8	1,862.0	—	2,276.1

Cash and cash equivalents at the end of the year	0.3	119.2	304.8	424.0	2,403.1	—	2,827.4

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balance Sheets

as of December 31, 2013

ASSETS	LPG Issuer	Ultrapar—Parent Company—Guarantor	Oxiteno—Wholly Guarantor—Subsidiary	Total Guarantors	Non-Guarantor Subsidiaries	Eliminations	(in millions of Brazilian Reais) Consolidated
CURRENT ASSETS
Cash and cash equivalents	0.2	110.3	303.6	413.8	1,862.0	—	2,276.1
Financial investments	186.5	0.3	120.2	120.5	842.2	—	1,149.1
Trade receivables	—	—	152.1	152.1	2,230.5	(61.1)	2,321.5
Inventories	—	—	134.0	134.0	1,457.9	0.5	1,592.5
Recoverable taxes	—	27.1	67.1	94.2	390.7	(5.0)	480.0
Dividends receivable	—	296.9	2.5	299.4	0.0	(299.3)	0.2
Other receivables	—	1.3	0.6	2.0	21.4	(4.0)	19.4
Prepaid expenses	—	1.9	4.1	6.0	59.2	(0.0)	65.2

Total current assets	186.6	437.8	784.3	1,222.1	6,864.0	(368.8)	7,903.9

NON-CURRENT ASSETS
Financial investments	—	—	—	—	118.5	—	118.5
Trade receivables	—	—	—	—	124.5	—	124.5
Related parties	371.4	772.2	348.8	1,121.0	0.5	(1,482.0)	10.9
Deferred income and social contribution taxes	—	0.4	34.1	34.5	341.6	—	376.1
Recoverable taxes	—	21.5	4.9	26.3	11.0	—	37.4
Escrow deposits	—	0.1	3.3	3.5	611.4	—	614.9
Other receivables	—	—	—	—	6.6	—	6.6
Prepaid expenses	—	—	2.8	2.8	95.0	—	97.8

	371.4	794.2	394.0	1,188.2	1,309.1	(1,482.0)	1,386.7

Investments
In subsidiaries. joint ventures and associates	—	6,134.9	1,798.6	7,890.1	31.2	(7,865.1)	56.1
Other	—	—	2.4	2.4	2.8	(2.4)	2.8
Property, plant and equipment	—	—	336.8	336.8	4,523.4	—	4,860.2
Intangible assets	—	246.2	57.0	303.1	1,865.6	—	2,168.8

	—	6,381.1	2,194.7	8,532.4	6,423.0	(7,867.5)	7,087.9

Total non-current assets	371.4	7,175.3	2,588.7	9,720.5	7,732.2	(9,349.5)	8,474.6

TOTAL ASSETS	558.0	7,613.1	3,373.0	10,942.6	14,596.2	(9,718.3)	16,378.5

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balance Sheets

as of December 31, 2013

LIABILITIES	LPG Issuer	Ultrapar—Parent Company—Guarantor	Oxiteno—Wholly Guarantor—Subsidiary	Total Guarantors	Non-Guarantor Subsidiaries	Eliminations	(in millions of Brazilian Reais) Consolidated
CURRENT LIABILITIES
Loans and debentures	0.0	53.3	136.7	190.0	1,751.4	(113.2)	1,828.2
Finance leases	—	—	—	—	1.8	—	1.8
Trade payables	—	1.1	75.4	76.5	934.0	(41.6)	969.0
Salaries and related charges	—	0.1	53.2	53.3	244.4	—	297.7
Taxes payable	—	0.0	2.4	2.4	113.9	—	116.3
Dividends payable	—	237.9	51.3	289.3	252.2	(299.3)	242.2
Income and social contribution taxes payable	—	0.6	—	0.6	113.4	—	113.9
Post-employment benefits	—	—	—	—	11.9	—	11.9
Provision for assets retirement obligation	—	—	—	—	3.4	—	3.4
Provision for tax, civil and labor risks	—	—	0.9	0.9	68.4	—	69.3
Other payables	—	0.3	6.0	6.3	109.6	(22.9)	93.0
Deferred revenue	—	—	—	—	17.7	—	17.7

Total current liabilities	0.0	293.4	325.9	619.3	3,622.1	(477.0)	3,764.5

NON-CURRENT LIABILITES
Loans and debentures	584.5	799.2	132.4	931.6	4,737.6	(1,156.7)	5,097.0
Finance leases	—	—	—	—	42.6	—	42.6
Related parties	—	—	—	—	221.1	(217.2)	3.9
Deferred income and social contribution taxes	—	—	11.1	11.1	90.4	—	101.5
Provision for tax, civil and labor risks	—	0.5	1.4	1.9	567.8	—	569.7
Post-employment benefits	—	—	8.8	8.8	90.5	—	99.4
Provision for assets retirement obligation	—	—	—	—	66.2	—	66.2
Other payables	—	—	1.2	1.2	76.5	—	77.7
Deferred revenue	—	—	—	—	9.1	—	9.1

Total non-current liabilities	584.5	799.7	154.9	954.6	5,901.9	(1,373.9)	6,067.2

SHAREHOLDERS’ EQUITY
Share capital	0.0	3,696.8	1,743.6	5,440.3	3,167.3	(4,910.9)	3,696.8
Capital reserve	—	20.2	—	20.2	71.6	(71.6)	20.2
Revaluation reserve	—	6.1	0.5	6.6	8.2	(8.7)	6.1
Profit reserves	—	2,706.6	1,108.5	3,815.2	1,432.6	(2,541.2)	2,706.6
Treasury shares	—	(114.9)	—	(114.9)	—	—	(114.9)
Retained earnings	(26.5)	—	—	—	0.0	26.5	—
Additional dividends to the minimum mandatory dividends	—	161.6	—	161.6	332.4	(332.4)	161.6
Valuation adjustments	0.0	5.4	1.6	1.6	3.8	—	5.4
Cumulative translation adjustments	—	38.1	38.1	38.1	31.7	(31.7)	38.1
Non-controlling interest in subsidiaries	—	—	—	—	24.4	2.5	26.9

TOTAL SHAREHOLDERS’ EQUITY	(26.5)	6,520.0	2,892.3	9,368.7	5,072.1	(7,867.4)	6,546.9

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	558.0	7,613.1	3,373.0	10,942.6	14,596.2	(9,718.3)	16,378.5

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Income statements

for the year ended December 31, 2013

	LPG Issuer	Ultrapar—Parent Company—Guarantor	Oxiteno—Wholly Guarantor—Subsidiary	Total Guarantors	Non-Guarantor Subsidiaries	Eliminations	(in millions of Brazilian Reais) Consolidated
NET REVENUE FROM SALES AND SERVICES	—	—	968.8	968.8	60,244.7	(273.2)	60,940.2
Cost of products and services sold	—	—	(732.2)	(732.2)	(55,685.7)	252.5	(56,165.4)

GROSS PROFIT	—	—	236.6	236.6	4,559.0	(20.7)	4,774.9

OPERATING INCOME (EXPENSES)	(0.0)	0.1	(217.0)	(216.9)	(2,434.9)	21.0	(2,630.8)

Selling and marketing	—	—	(72.2)	(72.2)	(1,693.4)	9.3	(1,756.4)
General and administrative	(0.0)	(1.2)	(145.3)	(146.4)	(876.4)	10.5	(1,012.3)
Income from disposal of assets	—	0.0	0.4	0.4	39.9	—	40.3
Other operating income	—	1.3	0.1	1.3	95.0	1.2	97.6

OPERATING INCOME BEFORE FINANCIAL INCOME (EXPENSE) AND SHARE OF PROFIT OF SUBSIDIARIES. JOINT VENTURES AND ASSOCIATES	(0.0)	0.1	19.5	19.6	2,124.1	0.3	2,144.0

Financial income	32.2	120.2	49.0	169.3	207.8	(168.6)	240.6
Financial expenses	(43.7)	(86.3)	(35.4)	(121.7)	(580.8)	168.0	(578.2)
Share of profit of subsidiaries. joint ventures and associates	—	1,262.5	198.8	1,461.3	(9.9)	(1,456.3)	(5.0)
INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	(11.5)	1,296.5	231.9	1,528.5	1,741.2	(1,456.7)	1,801.4

INCOME AND SOCIAL CONTRIBUTION TAXES	—	(71.4)	(16.2)	(87.6)	(485.1)	—	(572.7)

Current	—	(71.8)	(7.0)	(78.7)	(455.8)	—	(534.5)
Deferred	—	0.4	(9.3)	(8.9)	(82.1)	—	(91.0)
Tax incentives	—	—	—	—	52.8	—	52.8
NET INCOME (LOSS) FOR THE YEAR	(11.5)	1,225.1	215.7	1,440.9	1,256.1	(1,456.7)	1,228.7

Net income for the year attributable to:
Shareholders of the Company	(11.5)	1,225.1	215.7	1,440.9	1,252.6	(1,456.8)	1,225.1
Non-controlling interests in subsidiaries	—	—	—	—	3.5	0.1	3.6

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Statements of cash flows

for the year ended December 31, 2013

	LPG Issuer	Ultrapar—Parent Company—Guarantor	Oxiteno—Wholly Guarantor—Subsidiary	Total Guarantors	Non-Guarantor Subsidiaries	Eliminations	(in millions of Brazilian Reais) Consolidated
Cash flows from operating activities
Net income for the year	(11.5)	1,225.1	215.7	1,440.9	1,256.1	(1,456.7)	1,228.7
Adjustments to reconcile net income to cash provided by operating activities
Share profit of subsidiaries, joint-ventures and associates	—	(1,262.5)	(198.8)	(1,461.3)	9.9	1,456.3	5.0
Depreciation e amortization	—	—	45.9	45.9	733.0	—	778.9
PIS and COFINS credits on depreciation	—	—	2.2	2.2	10.2	—	12.4
Assets retirement expenses	—	—	—	—	(5.4)	—	(5.4)
Interest, monetary and exchange variations	71.5	(2.9)	49.4	46.6	649.6	(155.6)	612.1
Deferred income and social contribution taxes	—	(0.4)	9.3	8.9	82.1	—	91.0
Income from disposal of assets	—	(0.0)	(0.4)	(0.4)	(39.9)	—	(40.3)
Others	—	—	0.0	0.0	(0.2)	—	(0.2)
Dividends received from subsidiaries	—	374.1	217.4	591.5	4.3	(591.5)	4.3
(Increase) decrease in current assets
Trade receivables	—	—	0.4	0.4	(388.8)	380.1	(8.4)
Inventories	—	—	(51.2)	(51.2)	(249.6)	1.9	(298.9)
Recoverable taxes	—	36.2	(13.5)	22.7	(33.6)	8.9	(2.0)
Other receivables	—	(1.0)	(0.3)	(1.3)	(6.0)	8.4	1.1
Prepaid expenses	—	(1.9)	2.0	0.1	(11.4)	0.0	(11.4)
Increase (decrease) in current liabilities
Trade payables	—	1.0	(251.0)	(250.0)	275.6	(354.4)	(328.8)
Salaries and related charges	—	0.0	15.3	15.3	29.8	—	45.1
Taxes payable	—	(3.0)	(0.9)	(3.9)	12.5	—	8.6
Income and social contribution taxes	—	0.9	—	0.9	349.9	—	350.8
Post-employment benefits	—	—	—	—	1.9	—	1.9
Provision for tax, civil and labor risks	—	—	0.4	0.4	19.4	—	19.8
Other payables	—	0.1	0.5	0.6	58.9	(22.9)	36.6
Deferred revenue	—	—	—	—	(0.3)	—	(0.3)
(Increase) decrease in non-current assets
Trade receivables	—	—	—	—	13.0	—	13.0
Recoverable taxes	—	4.5	10.2	14.8	(3.1)	—	11.7
Escrow deposits	—	0.1	(0.3)	(0.2)	(81.0)	—	(81.2)
Other receivables	—	—	—	—	2.2	—	2.2
Prepaid expenses	—	—	2.2	2.2	(20.3)	—	(18.2)
Increase (decrease) in non-current liabilities
Post-employment benefits	—	—	2.1	2.1	6.2	—	8.3
Provision for tax, civil and labor risks	—	0.0	(14.9)	(14.9)	33.7	—	18.8
Other payables	—	—	0.3	0.3	(22.1)	—	(21.8)
Deferred revenue	—	—	—	—	(0.7)	—	(0.7)
Income and social contribution taxes paid	—	(0.4)	—	(0.4)	(311.7)	—	(312.1)

Net cash provided by operating activities	60.0	370.0	42.2	412.1	2,374.1	(725.6)	2,120.7

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Statements of cash flows

for the year ended December 31, 2013

	LPG Issuer	Ultrapar—Parent Company—Guarantor	Oxiteno—Wholly Guarantor—Subsidiary	Total Guarantors	Non-Guarantor Subsidiaries	Eliminations	(in millions of Brazilian Reais) Consolidated
Cash flows from investing activities
Financial investments, net of redemptions	(34.4)	(0.0)	(93.4)	(93.4)	(29.1)	—	(156.9)
Acquisition of subsidiaries, net	—	—	(6.2)	(6.2)	0.1	—	(6.0)
Acquisition of property, plant and equipment	—	—	(27.6)	(27.6)	(633.6)	—	(661.2)
Acquisition of intangible assets	—	—	(3.7)	(3.7)	(539.3)	—	(542.9)
Capital increase in subsidiaries	—	(350.0)	—	(350.0)	—	350.0	—
Capital increase in joint ventures	—	—	—	—	(24.9)	—	(24.9)
Capital reduction in associates	—	—	—	—	1.5	—	1.5
Capital reduction to subsidiaries	—	700.0	169.2	869.2	(869.2)	—	—
Proceeds from disposal of assets	—	0.0	1.3	1.3	101.4	—	102.6

Net cash provided by (used in) investing activities	(34.4)	350.0	39.6	389.6	(1,993.0)	350.0	(1,287.9)

Cash flows from financing activities
Loand and debentures
Borrowings	—	—	103.0	103.0	1,343.0	—	1,446.0
Repayments	—	—	(205.0)	(205.0)	(626.8)	71.2	(760.6)
Interest paid	(41.3)	(66.7)	(23.4)	(90.1)	(563.2)	146.1	(548.5)
Payment of financial lease	—	—	—	—	(4.3)	—	(4.3)
Dividends paid	—	(705.2)	(40.1)	(745.3)	(557.6)	591.5	(711.4)
Capital increase	—	—	350.0	350.0	—	(350.0)	—
Related parties	15.7	85.2	(8.2)	77.0	(9.6)	(83.1)	—

Net cash provided by (used in) financing activities	(25.6)	(686.6)	176.2	(510.4)	(418.4)	375.6	(578.9)

Effect of exchange rate changes on cash and cash equivalents in foreign currency	—	—	—	—	1.0	—	1.0
Increase (decrease) in cash and cash equivalents	0.0	33.3	258.0	291.3	(36.3)	0.0	255.0
Cash and cash equivalents at the beginning of the year	0.2	77.0	45.6	122.6	1,898.3	—	2,021.1

Cash and cash equivalents at the end of the year	0.2	110.3	303.6	413.8	1,862.0	—	2,276.1

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Income statements

for the year ended December 31, 2012

	LPG Issuer	Ultrapar—Parent Company—Guarantor	Oxiteno—Wholly Guarantor—Subsidiary	Total Guarantors	Non-Guarantor Subsidiaries	Eliminations	(in millions of Brazilian Reais) Consolidated
NET REVENUE FROM SALES AND SERVICES	—	—	926.2	926.2	53,185.7	(243.0)	53,868.9
Cost of products and services sold	—	—	(718.6)	(718.6)	(49,303.3)	253.8	(49,768.1)

GROSS PROFIT	—	—	207.6	207.6	3,882.4	10.8	4,100.8

OPERATING INCOME (EXPENSES)	—	—	(183.7)	(183.6)	(2,194.0)	(15.3)	(2,392.9)

Selling and marketing	—	—	(61.2)	(61.2)	(1,492.8)	(25.6)	(1,579.6)
General and administrative	—	(0.9)	(121.8)	(122.6)	(777.5)	9.0	(891.1)
Income from disposal of assets	—	—	(0.8)	(0.8)	4.5	—	3.7
Other operating income	—	0.9	0.1	1.0	71.8	1.3	74.1

OPERATING INCOME BEFORE FINANCIAL INCOME (EXPENSE) AND SHARE OF PROFIT OF SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	—	—	23.9	24.0	1,688.4	(4.5)	1,707.9

Financial income	33.4	109.2	47.7	156.9	186.5	(168.6)	208.2
Financial expenses	(38.2)	(94.7)	(38.4)	(133.1)	(475.2)	168.0	(478.5)
Share of profit of subsidiaries. joint ventures and associates	—	1,032.1	146.4	1,178.5	6.7	(1,174.7)	10.5

INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	(4.8)	1,046.6	179.6	1,226.3	1,406.4	(1,179.8)	1,448.1

INCOME AND SOCIAL CONTRIBUTION TAXES	—	(26.7)	(8.8)	(35.5)	(385.8)	—	(421.3)

Current	—	(26.1)	0.8	(25.3)	(331.0)	—	(356.3)
Deferred	—	(0.6)	(9.6)	(10.2)	(98.2)	—	(108.4)
Tax incentives	—	—	—	—	43.4	—	43.4

NET INCOME (LOSS) FOR THE YEAR	(4.8)	1,019.9	170.8	1,190.8	1,020.6	(1,179.8)	1,026.8

Net income for the year attributable to:
Shareholders of the Company	(4.8)	1,019.9	170.8	1,190.8	1,013.7	(1,179.8)	1,019.9
Non-controlling interests in subsidiaries	—	—	—	—	6.9	—	6.9

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Statements of cash flows

for the year ended December 31, 2012

	LPG Issuer	Ultrapar—Parent Company—Guarantor	Oxiteno—Wholly Guarantor—Subsidiary	Total Guarantors	Non-Guarantor Subsidiaries	Eliminations	(in millions of Brazilian Reais) Consolidated
Cash flows from operating activities
Net income (loss) for the year	(4.8)	1,019.9	170.8	1,190.7	1,020.6	(1,179.8)	1,026.8
Adjustments to reconcile net income to cash provided by operating activities
Share profit of subsidiaries and associates	—	(1,032.1)	(146.4)	(1,178.5)	(6.7)	1,174.7	(10.5)
Depreciation e amortization	—	—	47.0	47.0	646.1	—	693.1
PIS and COFINS credits on depreciation	—	—	2.1	2.1	9.6	—	11.7
Assets retirement expenses	—	—	—	—	(2.5)	—	(2.5)
Interest, monetary and exchange variations	35.5	14.1	43.4	57.5	717.1	(194.6)	615.5
Deferred income and social contribution taxes	—	0.6	9.6	10.2	98.2	—	108.4
Income from disposal of assets	—	—	0.8	0.8	(4.5)	—	(3.7)
Others	—	—	—	—	0.4	—	0.4
Dividends received from subsidiaries and joint ventures	—	695.0	16.4	711.4	10.8	(711.4)	10.8
(Increase) decrease in current assets
Trade receivables	—	—	15.2	15.2	(687.0)	424.0	(247.8)
Inventories	—	—	3.3	3.3	38.1	7.1	48.5
Recoverable taxes	—	(14.6)	(13.7)	(28.3)	12.0	11.8	(4.5)
Other receivables	—	1.7	0.3	2.0	(10.5)	9.8	1.3
Prepaid expenses	—	—	(0.5)	(0.5)	(10.1)	—	(10.6)
Increase (decrease) in current liabilities
Trade payables	—	0.1	223.8	223.9	357.6	(383.2)	198.3
Salaries and related charges	—	—	(3.0)	(3.0)	(15.4)	—	(18.4)
Taxes payable	—	0.7	0.5	1.2	(3.7)	—	(2.5)
Income and social contribution taxes	—	—	—	—	208.2	—	208.2
Post-employment benefits	—	—	—	—	(1.7)	—	(1.7)
Provision for tax, civil and labor risks	—	—	0.5	0.5	8.0	—	8.5
Other payables	—	—	3.5	3.5	60.7	(64.4)	(0.2)
Deferred revenue	—	—	—	—	(1.7)	—	(1.7)
(Increase) decrease in non-current assets
Trade receivables	—	—	—	—	(19.6)	—	(19.6)
Recoverable taxes	—	13.9	14.4	28.3	4.0	—	32.3
Escrow deposits	—	—	(0.2)	(0.2)	(64.3)	—	(64.5)
Other receivables	—	—	—	—	(9.7)	—	(9.7)
Prepaid expenses	—	—	2.3	2.3	(0.8)	—	1.5
Increase (decrease) in non-current liabilities
Post-employment benefits	—	—	0.1	0.1	8.7	—	8.8
Provision for tax, civil and labor risks	—	(0.5)	(3.3)	(3.8)	42.4	—	38.6
Other payables	—	—	0.2	0.2	(3.3)	—	(3.1)
Deferred revenue	—	—	—	—	1.1	—	1.1
Income and social contribution taxes paid	—	—	—	—	(169.1)	—	(169.1)

Net cash provided by operating activities	30.7	698.8	387.1	1,085.9	2,233.0	(906.0)	2,443.7

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Statements of cash flows

for the year ended December 31, 2012—restated

	LPG Issuer	Ultrapar—Parent Company—Guarantor	Oxiteno—Wholly Guarantor—Subsidiary	Total Guarantors	Non-Guarantor Subsidiaries	Eliminations	(in millions of Brazilian Reais) Consolidated
Cash flows from investing activities
Financial investments, net of redemptions	(67.5)	52.7	6.6	59.3	(208.7)	—	(216.9)
Acquisition of subsidiaries, net	—	—	(100.5)	(100.5)	(68.2)	—	(168.7)
Cash and cash equivalents of acquired subsidiaries	—	—	—	—	8.9	—	8.9
Financial investments of acquired subsidiaries	—	—	—	—	3.4	—	3.4
Acquisition of property, plant and equipment	—	—	(16.3)	(16.3)	(737.7)	—	(754.0)
Increase in intangible assets	—	—	(4.5)	(4.5)	(590.3)	—	(594.8)
Capital increase in subsidiaries	—	(150.0)	(21.9)	(171.9)	—	171.9	—
Capital increase in joint ventures	—	—	—	—	(4.1)	—	(4.1)
Cash of joint ventures merged	—	—	—	—	95.0	—	95.0
Proceeds from disposal of assets	—	—	0.6	0.6	65.5	—	66.1

Net cash used in investing activities	(67.5)	(97.3)	(136.0)	(233.3)	(1,436.2)	171.9	(1,565.1)

Cash flows from financing activities
Loand and debentures
Borrowings	—	793.5	115.3	908.8	1,845.0	—	2,753.8
Repayments	—	(1,000.0)	(286.7)	(1,286.7)	(1,215.2)	64.1	(2,437.8)
Interest paid	(36.9)	(44.1)	(41.5)	(85.6)	(389.7)	180.4	(331.8)
Payment of financial lease	—	—	—	—	(4.6)	—	(4.6)
Dividends paid	—	(544.6)	(25.9)	(570.5)	(689.4)	711.4	(548.5)
Capital increase (decrease)	—	—	—	—	169.0	(171.9)	(2.9)
Payment of loan with Noble Brasil S.A.	—	—	—	—	(50.0)	—	(50.0)
Sale of treasury shares	—	13.8	—	13.8	(13.8)	—	—
Related parties	72.9	78.2	1.0	79.2	(103.0)	(49.9)	(0.8)

Net cash provided by (used in) financing activities	36.0	(703.2)	(237.8)	(941.0)	(451.7)	734.1	(622.6)

Effect of exchange rate changes on cash and cash equivalents in foreign currency	—	—	—	—	(0.4)	—	(0.4)
Increase (decrease) in cash and cash equivalents	(0.8)	(101.7)	13.3	(88.4)	344.8	—	255.6
Cash and cash equivalents at the beginning of the year	1.0	178.7	32.3	211.0	1,553.6	—	1,765.5

Cash and cash equivalents at the end of the year	0.2	77.0	45.6	122.6	1,898.3	—	2,021.1