Form 20-F
period 2015-12-31
ULTRAPAR HOLDINGS INC
filed 2016-04-29
CIK 1094972

As filed with the Securities and Exchange Commission on April 29, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

The number of outstanding shares of each class as of December 31, 2015.

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

INTRODUCTION

Ultrapar is a Brazilian company with almost 80 years of history, with leading positions in the markets in which it operates: specialized distribution and retail through Ultragaz, Ipiranga and Extrafarma, production of specialty chemicals through Oxiteno and liquid bulk storage services through Ultracargo. Ultragaz is the leader in LPG distribution in Brazil with a 23% market share in 2015 and one of the largest independent LPG distributors in the world in terms of volume sold. We deliver LPG to an estimated 11 million households through a network of approximately 5,100 independent retailers in the bottled segment and to approximately 50 thousand customers in the bulk segment. Ipiranga is the second largest fuel distributor in Brazil, with a network of 7,230 service stations and 22% market share in 2015. Oxiteno is one of the largest producers of ethylene oxide and its main derivatives in Latin America, a major producer of specialty chemicals and the sole producer of fatty-alcohols and related by-products in Latin America. Oxiteno has twelve industrial units in Brazil, Mexico, the United States, Uruguay and Venezuela and commercial offices in Argentina, Belgium, China and Colombia. Ultracargo has a leading position in its sector, being the largest provider of storage for liquid bulk in Brazil, with six terminals and a storage capacity of 630 thousand cubic meters as of December 31, 2015. Extrafarma is one of the leading drugstore chains in the North and Northeast of Brazil, with 254 drugstores and two distribution centers operating in December 2015. The Extrafarma Transaction closed on January 31, 2014 and, accordingly, Extrafarma’s results of operations were consolidated into Ultrapar’s results of operations as from February 1, 2014. See “Item 4.A. Information on the Company — History and Development of the Company — Extrafarma Transaction.”

References in this annual report to “Ultrapar”, “we”, “our”, “us” and “the Company” are to Ultrapar Participações S.A. and its consolidated subsidiaries (unless the context otherwise requires). In addition, all references in this annual report to:

•	“ABIHPEC” are to Associação Brasileira da Indústria de Higiene Pessoal, Perfumaria e Cosméticos, the Brazilian association of personal care products;

•	“ABIQUIM” are to Associação Brasileira da Indústria Química, the Brazilian association of chemical industries;

•	“ABTL” are to Associação Brasileira de Terminais de Líquidos, the Brazilian association of liquid bulk terminal operators;

•	“ABRAFARMA” are to Associação Brasileira de Redes de Farmácias e Drogarias, the Brazilian association of pharmacy and drugstore chains;

•	“ADRs” are to the American Depositary Receipts evidencing our ADSs;

•	“ADSs” are to our American Depositary Shares, each representing (i) one common share, with respect to any period on or after August 17, 2011; or (ii) one non-voting preferred share, with respect to any period prior to August 17, 2011;

•	“am/pm” are to Ipiranga’s convenience stores franchise network that operate under the brand am/pm, managed by am/pm Comestíveis Ltda.;

•	“American Chemical” are to American Chemical I.C.S.A., a company that was acquired by Oxiteno in November 2012, currently Oxiteno Uruguay;

•	• “ANFAVEA” are to Associação Nacional dos Fabricantes de Veículos Automotores, the Brazilian association of vehicle producers;

•	“ANP” are to the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis, the Brazilian oil, natural gas and biofuels regulatory agency;

•	“ANVISA” are to the Agência Nacional de Vigilância Sanitária, the Brazilian health surveillance agency;

•	“Arch Andina” are to Arch Química Andina, C.A., a company that was acquired by Oxiteno in September 2007, currently Oxiteno Andina;

•	“Aqces” are to Aqces Logística Internacional Ltda.;

•	“BM&FBOVESPA” are to the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros, the São Paulo Stock Exchange;

•	“Braskem” are to Braskem S.A.;

•	“Brazilian Corporate Law” are to Law No. 6,404 enacted in December 1976, as amended by Law No. 9,457 enacted in May 1997, by Law No. 10,303 enacted in October 2001, by Law No. 11,638 enacted in December 2007, by Law No. 11,941 enacted in May 2009, and by Law No. 12,431 enacted in June 2011;

•	“Brazilian government” are to the federal government of the Federative Republic of Brazil;

•	“Canamex” are to the chemical business formerly owned by the Berci Group, a company that was acquired by Oxiteno in December 2003, currently Oxiteno Mexico;

•	“CBPI” are to Companhia Brasileira de Petróleo Ipiranga, a company that was merged into IPP in November 2009;

•	“CBL” are to Chevron Brasil Ltda. (currently IPP), a former subsidiary of Chevron that, together with Galena, held Texaco;

•	“CDI” are to the Brazilian money market interest rate (Certificados de Depósito Interbancário);

•	“Central Bank” are to the Banco Central do Brasil, the Brazilian central bank;

•	“Chevron” are to Chevron Latin America Marketing LLC and Chevron Amazonas LLC;

•	“Cia Ultragaz” are to Companhia Ultragaz S.A.;

•	“ConectCar” are to ConectCar Soluções de Mobilidade Eletrônica S.A., a joint venture initially formed by Ipiranga and OTP (Odebrecht Transport S.A.), which started its operations in November 2012. In January 2016, Redecard S.A. acquired OTP’s interest in ConectCar;

•	“Conversion” are to the conversion of all preferred shares issued by the company into common shares, at a ratio of 1 (one) preferred share for 1 (one) common share, as approved at the extraordinary general shareholders’ meeting and the special preferred shareholders’ meeting, both held on June 28, 2011;

•	“CVM” are to Comissão de Valores Mobiliários, the Securities and Exchange Commission of Brazil;

•	“ICVM 527/12” are to CVM Instruction No. 527/12, issued by CVM on October 4, 2012, which governs the voluntary disclosure by listed companies in Brazil of EBITDA — Earnings Before Interest, Taxes, Depreciation and Amortization, and EBIT— Earnings Before Interest and Taxes, for the results disclosed from January 1, 2013 onwards;

•	“Deposit Agreement” are to the Deposit Agreement between Ultrapar Participações S.A. and the Bank of New York Mellon, dated September 16, 1999, and all subsequent amendments thereto;

•	“DNP” are to Distribuidora Nacional de Petróleo Ltda., a company that was acquired by Ipiranga in October 2010 and was merged into IPP in February 2011;

•	“DPPI” are to Distribuidora de Produtos de Petróleo Ipiranga S.A., a company that was merged into CBPI in December 2008;

•	“EMCA” are to Empresa Carioca de Produtos Químicos S.A.;

•	“Extrafarma” are to Imifarma Produtos Farmacêuticos e Cosméticos S.A.;

•	“Extrafarma Transaction” are to the merger of Extrafarma with Ultrapar on January 31, 2014, as described in “Item 4.A. Information on the Company — History and Development of the Company — Extrafarma Transaction.”

•	“FGTS” are to Fundo de Garantia do Tempo de Serviço, the Brazilian government severance indemnity fund;

•	“Galena” are to Sociedade Anônima de Óleo Galena Signal, a former subsidiary of Chevron that, together with CBL, held Texaco;

•	“IAS” are to International Accounting Standard;

•	“IFRS” are to International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IASB”);

•	“IGP-M” are to General Index of Market Prices of Brazilian inflation, calculated by the Getulio Vargas Foundation;

•	“IMS Health” are to IMS Health Holdings, Inc.;

•	“Ipiranga” are to Ultrapar’s subsidiaries that operate in the fuel distribution business and related activities;

•	“Ipiranga Group” are to RPR, DPPI, CBPI, Ipiranga Química S.A. (“IQ”), Ipiranga Petroquímica S.A. (“IPQ”), Companhia Petroquímica do Sul S.A. (“Copesul”) and their respective subsidiaries prior to their sale to Ultrapar, Petrobras and Braskem;

•	“Ipiranga Group SPA” are to the Share Purchase Agreement entered into and among Ultrapar, with the consent of Petrobras and Braskem, and the Key Shareholders on March 18, 2007;

•	“Ipiranga Group Transaction Agreements” are to agreements related to the acquisition of Ipiranga Group by Ultrapar, Petrobras and Braskem. Each Ipiranga Group Transaction Agreement is incorporated by reference to Exhibits 2.5, 2.6, 2.7, 4.4, 4.5, 4.6 and 4.7 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007;

•	“IPP” are to Ipiranga Produtos de Petróleo S.A., formerly CBL;

•	“Key Shareholders” are to Ipiranga Group’s former controlling shareholders prior to the closing of the Ipiranga Group SPA;

•	“Latin America” are to countries in America other than the United States and Canada;

•	“LPG” are to liquefied petroleum gas;

•	“LPG International” are to LPG International Inc.;

•	“Maxfácil” are to Maxfácil Participações S.A., a company that was split between the partners in proportion to their shareholdings and subsequently merged by each partner in November 2012;

•	“NYSE” are to the New York Stock Exchange;

•	“Northern Distribution Business” are to former CBPI’s fuel and lubricant distribution businesses located in the North, Northeast and Midwest regions of Brazil;

•	“Novo Mercado” are to Novo Mercado listing segment of BM&FBOVESPA;

•	“Selic” are to the Brazilian base interest rate;

•	“Oleoquímica” are to Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.;

•	“Oxiteno Andina” are to the business of Oxiteno carried out in Venezuela;

•	“Oxiteno Mexico” are to the business of Oxiteno carried out in Mexico;

•	“Oxiteno Nordeste” are to Oxiteno Nordeste S.A. Indústria e Comércio;

•	“Oxiteno Overseas” are to Oxiteno Overseas Co.;

•	“Oxiteno Uruguay” are to the business of Oxiteno carried out in Uruguay;

•	“Oxiteno USA” are to the business of Oxiteno carried out in the United States;

•	“Oxiteno” are to Oxiteno S.A. – Indústria e Comércio, our wholly owned subsidiary and its subsidiaries that produce ethylene oxide and its principal derivatives, fatty alcohols and other specialty chemicals;

•	“Petrobras” are to Petrobras – Petróleo Brasileiro S.A.;

•	“Petrochemical Business” are to IQ, IPQ and IPQ’s stake in Copesul;

•	“PIS and COFINS taxes” are to Programa de Integração Social (Integration Program Taxes) and Contribuição para o Financiamento da Securidade Social (Contribution for the Financing of Social Security Taxes), respectively;

•	“PFIC” are to Passive Foreign Investment Company;

•	“Real”, “Reais” or “R$” are to Brazilian Reais, the official currency of Brazil;

•	“Repsol” are to Repsol Gás Brasil S.A., a company that was acquired by Ultragaz in October 2011 and was merged into Cia Ultragaz in December 2012;

•	“RPR” are to Refinaria de Petróleo Riograndense S.A. (formerly Refinaria de Petróleo Ipiranga S.A.), a joint venture owned by Petrobras, Braskem and Ultrapar;

•	“SBP” are to Sociedade Brasileira de Participações Ltda., a company that was merged into IPP in August 2009;

•	“SEC” are to the U.S. Securities and Exchange Commission;

•	“Securities Act” are to the U.S. Securities Act of 1933, as amended;

•	• “Serma” are to Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos, our wholly owned company, responsible for providing IT services to Ultrapar;

•	“Share Exchange” are to the exchanges of RPR’s, DPPI’s and CBPI’s preferred shares and any remaining common shares for Ultrapar’s preferred shares in connection with the acquisition of Ipiranga Group;

•	“Sindigás” are to the Brazilian association of LPG distributors;

•	“Sindicom” are to the Brazilian association of fuel distributors;

•	“Sindusfarma” are to Sindicato da Indústria de Produtos Farmacêuticos no Estado de São Paulo, the Brazilian association of the industry of pharmaceutical products in the state of São Paulo;

•	“Southern Distribution Business” are to Ipiranga Group’s fuel and lubricant distribution businesses located in the South and Southeast regions of Brazil and their related activities;

•	“STF” are to Supremo Tribunal Federal, the Brazilian Supreme Federal Court;

•	“SUDENE” are to Superintendência do Desenvolvimento do Nordeste, the development agengy of the Northeast of Brazil;

•	“Temmar” are to Terminal Marítimo do Maranhão S.A., a company that was acquired by Ultracargo in August 2012 and was merged into Tequimar in December 2013;

•	“Tequimar” are to Terminal Químico de Aratu S.A., Ultrapar’s subsidiary that operates in the liquid bulk storage segment;

•	“Texaco” are to the Texaco-branded fuels marketing business in Brazil, previously carried-out by CBL and Galena, companies that were acquired by Ipiranga in March 2009;

•	“Tropical” are to Tropical Transportes Ipiranga Ltda.;

•	“TRR” are to Retail Wholesale Resellers, specialized resellers in the fuel distribution;

•	“Ultra S.A.” are to Ultra S.A. Participações, a holding company owned by members of the founding family and senior management of Ultrapar. Ultra S.A. is the largest shareholder of Ultrapar, holding 22% of its total capital stock. Prior to the Conversion, Ultra S.A. owned 66% of the voting capital of Ultrapar;

•	“Ultracargo” are to Ultracargo Operações Logísticas e Participações Ltda., our wholly owned subsidiary and its subsidiaries that provide storage, handling and logistics services for liquid bulk cargo;

•	“Ultragaz” are to Ultrapar’s subsidiaries that operate in the distribution of LPG;

•	“União Terminais” are to União Terminais e Armazéns Gerais Ltda., a company that was merged into Tequimar in December 2008;

•	“União Vopak” are to União Vopak Armazéns Gerais Ltda., a joint venture in which Ultracargo has a 50% stake;

•	“Unipar” are to União das Indústrias Petroquímicas S.A.;

•	“U.S. Holder” has the meaning given in “Item 10. Additional Information – E. Taxation – U.S. Federal Income Tax Considerations”;

•	“US$”, “dollar”, “dollars” or “U.S. dollars” are to the United States dollar; and

•	“2014 Ultra S.A. Shareholders’ Agreement” has the meaning given in “Item 4.A. Information on the Company — History and Development of the Company”, “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders” and “Item 10. Additional Information — Material Contracts”.

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

PRESENTATION OF FINANCIAL INFORMATION

Our audited consolidated financial statements included in Item 18 were prepared in accordance with IFRS and include our consolidated balance sheets as of December 31, 2015 and 2014 and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2015, 2014 and 2013, as well as notes thereto.

The financial information presented in this annual report should be read in conjunction with our consolidated financial statements.

On January 31, 2014, Ultrapar acquired Extrafarma, one of Brazil’s top ten drugstore chains, marking our entry in the retail pharmacy business. The results of operations of the business acquired were consolidated into Ultrapar’s financial statements as from February 1, 2014. Ultrapar’s financial statements as of and for the periods prior to February 1, 2014 do not reflect any financial information of the acquired businesses. Accordingly, unless otherwise stated, 2014 financial and operational information for Extrafarma presented in this annual report relates to and refers to the 11-month period from February 1, 2014 to December 31, 2014 only. See “Item 4.A. Information on the Company — History and Development of the Company — Extrafarma Transaction.”

On April 25, 2016 the exchange rate for Reais into U.S. dollars was R$3.547 to US$1.00, based on the commercial selling rate as reported by the Central Bank. The commercial selling rate was R$3.905 to US$1.00 on December 31, 2015, and R$2.656 to US$1.00 on December 31, 2014. The Real/dollar exchange rate fluctuates widely, and the current commercial selling rate may not be indicative of future exchange rates. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates” for information regarding exchange rates for the Brazilian currency. Solely for the convenience of the reader, we have translated some amounts included in “Item 3.A. Key Information — Selected Consolidated Financial Information” and elsewhere in this annual report from Reais into U.S. dollars using the commercial selling rate as reported by the Central Bank at December 31, 2015 of R$3.905 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. Such translations should not be construed as representations that the Real amounts represent or have been or could be converted into U.S. dollars as of that or any other date. The Real/dollar exchange rate has presented significant volatility since December 31, 2015 and as of the date of this annual report is considered materially different from the rate used to perform the translations throughout this document.

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

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables and charts may not be an arithmetic aggregation of the figures that precede them.

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

We have selected the following consolidated financial data from our audited consolidated financial statements, for the periods indicated. You should read our selected consolidated financial data in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto included in this annual report. Our consolidated financial statements are prepared in Reais in accordance with IFRS. The consolidated balance sheets as of and for the years ended December 31, 2015 and 2014 and the consolidated income statements and cash flows as of and for the years ended December 31, 2015, 2014 and 2013 are derived from our audited consolidated financial statements included in this annual report. See “Presentation of Financial Information” and “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Critical accounting policies.” The following table presents our selected financial information in accordance with IFRS at the dates and for each of the periods indicated.

	Years Ended December 31
	2015(1)	2015	2014	2013	2012	2011
	(in millions, except per share data)
Income statements data:	US$	R$	R$	R$	R$	R$
Net revenue from sales and services	19,374.9	75,655.3	67,736.3	60,940.2	53,868.9	48,628.7
Cost of products and services sold	(17,653.6)	(68,933.7)	(62,304.6)	(56,165.4)	(49,768.1)	(45,124.3)

Gross profit	1,721.4	6,721.6	5,431.7	4,774.9	4,100.8	3,504.4
Operating income (expenses)
Selling and marketing	(644.5)	(2,516.6)	(2,158.7)	(1,756.4)	(1,579.6)	(1,348.6)
General and administrative	(338.4)	(1,321.3)	(1,130.3)	(1,012.3)	(891.1)	(773.7)
Gain on disposal of property, plant and equipment and intangibles	7.0	27.3	37.0	40.3	3.7	21.4
Other operating income, net	13.0	50.6	106.9	97.6	74.1	52.2
Operating income before financial income (expenses) and share of profit of joint ventures and associates	758.4	2,961.5	2,286.6	2,144.0	1,707.9	1,455.7
Financial income	109.2	426.4	366.0	240.6	208.2	309.1
Financial expenses	(289.3)	(1,129.8)	(811.4)	(578.2)	(478.5)	(616.6)
Share of profit (loss) of joint ventures and associates	(2.8)	(10.9)	(16.5)	(5.0)	10.5	13.9

Income before income and social contribution taxes	575.5	2,247.3	1,824.7	1,801.4	1,448.0	1,162.0
Income and social contribution taxes
Current	(205.4)	(802.0)	(615.1)	(534.5)	(356.3)	(238.6)
Deferred	(3.8)	(14.8)	(21.7)	(91.0)	(108.4)	(91.3)
Taxes incentives	21.1	82.4	63.4	52.8	43.4	28.2

	(188.1)	(734.3)	(573.5)	(572.7)	(421.3)	(301.7)

Net income for the year	387.5	1,513.0	1,251.2	1,228.7	1,026.8	860.3
Net income for the year attributable to:

Shareholders of the Company	385.0	1,503.5	1,241.6	1,225.1	1,019.9	854.3

Non-controlling interests in subsidiaries	2.4	9.5	9.7	3.6	6.9	6.0

Earnings per share(2)
Basic	0.71	2.76	2.28	2.29	1.91	1.60

Diluted	0.70	2.74	2.26	2.28	1.90	1.59

Dividends per share	0.41	1.60	1.42	1.37	1.17	0.98

Other financial data
Cash flows from operating activities	819.9	3,201.7	2,650.7	2,120.7	2,443.7	1,673.7
Cash flows from investing activities	(205.3)	(801.8)	(1,540.2)	(1,287.9)	(1,565.0)	(1,445.2)
Cash flows from financing activities	(645.5)	(2,520.7)	(539.3)	(578.9)	(622.7)	(1,093.7)
Depreciation and amortization(3)	256.8	1,002.6	887.8	778.9	693.1	578.0
EBITDA(4)	1,012.4	3,953.3	3,157.9	2,918.0	2,411.4	2,047.5
Net debt(5)	(1,262.2)	(4,928.4)	(3,975.1)	(3,425.9)	(3,084.0)	(2,882.8)
Number of common shares (in thousands)(6)	556,405.1	556,405.1	556,405.1	544,384.0	544,384.0	544,384.0

(1)	The figures in Reais for December 31, 2015 have been converted into U.S. dollars using the exchange rate of US$1.00 = R$3.905, which is the commercial rate reported by the Central Bank on that date. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this annual report as a statement that the amounts in Reais currently represent such values in U.S. dollars. Additionally, you should not interpret such conversions as statements that the amounts in Reais have been, could have been or could be converted into U.S. dollars at this or any other foreign exchange rates. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates.”
(2)	Earnings per share are calculated based on the net income attributable to Ultrapar’s shareholders and the weighted average shares outstanding during each of the years presented. Earnings per share for 2011 have been retroactively adjusted for the 1:4 stock split approved in the extraordinary general shareholders’ meeting held on February 10, 2011 described under “Item 4.A. Information on the Company — History and Development of the Company.”
(3)	Represents depreciation and amortization expenses included in cost of products and services sold and in selling, marketing, general and administrative expenses.
(4)

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented in this document in accordance with ICVM 527/12 and represents our net income before (i) income and social contribution taxes, (ii) net financial expense (income) and (iii) depreciation and amortization. The purpose of including EBITDA information is to provide a measure used by management for internal assessment of our operating results, and because a portion of our employee profit sharing plan is linked directly or indirectly to EBITDA performance. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. We also calculate EBITDA in connection with covenants related to some of our financing, as described in Note 14 to our consolidated financial statements. We believe EBITDA allows a better understanding not only of our financial performance but also of our capacity of meeting the payment of interest and principal from our debt and of obtaining resources for our investments and working capital. Our definition of EBITDA may differ from, and, therefore, may not be comparable with similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because EBITDA excludes net financial expense (income), income and social contribution taxes and depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income and social contribution taxes, depreciation and amortization. EBITDA is not a measure of financial performance under IFRS, and it should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expense (income), income and social contribution taxes, depreciation and amortization. The tables below provide a reconciliation of net income and operating income to EBITDA for Ultrapar and a reconciliation of operating income to EBITDA for Ultragaz, Ipiranga, Oxiteno and Ultracargo for the years ended December 31, 2015, 2014, 2013, 2012 and 2011, and the reconciliation of operating income to EBITDA for Extrafarma for the year ended December 31, 2015 and for 2014, related to the period from February 1 to December 31, 2014:

	Ultrapar
	Reconciliation of net income to EBITDA
	Years ended December 31
	2015	2014	2013	2012	2011
	(in millions of Reais)
Net income	1,513.0	1,251.2	1,228.7	1,026.8	860.3
Depreciation and amortization	1,002.6	887.8	778.9	693.1	578.0
Net financial expenses	703.3	445.4	337.6	270.3	307.6
Income and social contribution taxes	734.3	573.5	572.7	421.3	301.7

EBITDA(4)	3,953.3	3,157.9	2,918.0	2,411.4	2,047.5

	Ultrapar
	Reconciliation of operating income to EBITDA
	Years ended December 31
	2015	2014	2013	2012	2011
	(in millions of Reais)
Operating income before financial income (expenses) and share of profit (loss) of joint-ventures and associates	2,961.5	2,286.6	2,144.0	1,707.9	1,455.7
Depreciation and amortization	1,002.6	887.8	778.9	693.1	578.0
Share of profit (loss) of joint-ventures and associates	(10.9)	(16.5)	(5.0)	10.5	13.9

EBITDA(4)	3,953.3	3,157.9	2,918.0	2,411.4	2,047.5

	Ultragaz
	Reconciliation of operating income to EBITDA
	Years ended December 31
	2015	2014	2013	2012	2011
	(in millions of Reais)
Operating income before financial income (expenses) and share of profit (loss) of associates	213.9	169.0	147.0	114.3	163.4
Depreciation and amortization	143.2	136.4	133.5	131.4	117.5
Share of profit (loss) of associates	(0.1)	0.2	0.0	0.0	0.0

EBITDA(4)	357.0	305.5	280.5	245.7	280.9

	Oxiteno
	Reconciliation of operating income to EBITDA
	Years ended December 31
	2015	2014	2013	2012	2011
	(in millions of Reais)
Operating income before financial income (expenses) and share of profit (loss) of associates	579.5	264.2	308.6	228.8	156.0
Depreciation and amortization	158.3	138.5	131.9	123.1	106.3
Share of profit (loss) of associates	2.0	1.0	0.1	(0.1)	0.0

EBITDA(4)	739.8	403.7	440.6	351.8	262.3

	Ultracargo
	Reconciliation of operating income to EBITDA
	Years ended December 31
	2015	2014	2013	2012	2011
	(in millions of Reais)
Operating income before financial income (expenses) and share of profit of joint-ventures and associates	(16.1)	117.3	108.9	105.5	87.4
Depreciation and amortization	41.7	49.4	47.3	36.6	28.2
Share of profit of joint-ventures and associates	0.7	0.2	1.3	0.6	1.2

EBITDA(4)	26.3	166.9	157.5	142.7	116.8

	Ipiranga
	Reconciliation of operating income to EBITDA
	Years ended December 31
	2015	2014	2013	2012	2011
	(in millions of Reais)
Operating income before financial income (expenses) and share of profit of joint-ventures and associates	2,154.6	1,758.1	1,574.7	1,254.4	1,042.4
Depreciation and amortization	612.7	529.0	454.2	390.7	316.2
Share of profit of joint-ventures and associates	1.5	1.0	0.8	7.4	7.9

EBITDA(4)	2,768.8	2,288.0	2,029.6	1,652.6	1,366.4

	Extrafarma
	Reconciliation of operating income to EBITDA
	Years ended December 31
	2015	2014(7)	2013	2012	2011
	(in millions of Reais)
Operating income before financial income (expenses)	5.0	16.9
Depreciation and amortization	23.7	12.8

EBITDA(4)	28.7	29.8	—	—	—

The reconciliation of EBITDA to cash flows from operating activities for the years ending December 31, 2015, 2014, 2013, 2012 and 2011 is presented in the table below:

	2015	2014	2013	2012	2011
	(in millions of Reais)
Net income for the year	1,513.0	1,251.2	1,228.7	1,026.8	860.3
Adjustments to reconcile net income to EBITDA:
Depreciation and amortization	1,002.6	887.8	778.9	693.1	578.0
Net financial expenses	703.3	445.4	337.6	270.3	307.6
Income and social contribution taxes	734.3	573.5	572.7	421.3	301.7

EBITDA(4)	3,953.3	3,157.9	2,918.0	2,411.4	2,047.5

Adjustments to reconcile EBITDA to cash provided by operating activities:
Financial result that affected the cash flow from operating activities	879.2	519.4	274.5	345.2	424.4
Current income and social contribution taxes	(802.0)	(615.1)	(534.5)	(356.3)	(238.6)
Tax incentives (income and social contribution taxes)	82.4	63.4	52.8	43.4	28.2
PIS and COFINS credits on depreciation	12.1	12.7	12.4	11.6	10.1
Assets retirement obligation	(3.9)	(4.0)	(5.4)	(2.5)	(3.0)
Others	0.3	(14.5)	(31.1)	(2.9)	(20.3)
(Increase) decrease in current assets
Trade receivables	(615.4)	(212.3)	(8.4)	(247.8)	(316.0)
Inventories	(615.4)	(184.3)	(298.9)	48.5	(180.2)
Recoverable taxes	(60.1)	(106.8)	(2.0)	(4.5)	(117.4)
Other receivables	13.6	(8.2)	1.1	1.3	(2.7)
Prepaid expenses	(14.2)	8.1	(11.4)	(10.6)	(4.8)
Increase (decrease) in current liabilities
Trade payables	181.0	192.1	(328.8)	198.3	153.2
Salaries and related charges	109.7	(19.6)	45.1	(18.4)	38.6
Taxes payable	30.0	19.1	8.6	(2.5)	(42.1)
Income and social contribution taxes	504.5	437.1	350.8	208.2	93.1
Post-employment benefits	—	(0.5)	1.9	(1.7)	1.9
Provision for tax, civil and labor risks	(18.8)	(5.1)	19.8	8.5	1.7
Other payables	29.2	(21.0)	36.6	(0.2)	26.2
Deferred revenue	1.0	0.6	(0.3)	(1.7)	5.2
(Increase) decrease in non-current assets
Trade receivables	(8.4)	(19.3)	13.0	(19.6)	(21.0)
Recoverable taxes	(60.0)	(38.0)	11.7	32.3	(26.4)
Escrow deposits	(44.0)	(80.6)	(81.2)	(64.5)	(88.7)
Other receivables	(10.7)	0.8	2.2	(9.7)	(0.6)
Prepaid expenses	(15.4)	0.5	(18.2)	1.5	(27.9)
Increase (decrease) in non-current liabilities
Post-employment benefits	10.9	9.5	8.3	8.8	(4.8)
Provision for tax, civil and labor risks	61.4	(12.0)	18.8	38.6	41.7
Other payables	20.1	(10.8)	(21.8)	(3.1)	25.0
Deferred revenue	3.3	(1.4)	(0.7)	1.1	2.8
Income and social contribution taxes paid	(422.0)	(416.6)	(312.1)	(169.1)	(131.5)

Net cash provided by operating activities	3,201.7	2,650.7	2,120.7	2,443.7	1,673.7

(5)	Net debt is included in this document in order to provide the reader with information relating to our overall indebtedness and financial position. Net debt is not a measure of financial performance or liquidity under IFRS. In managing our businesses we rely on net debt as a means of assessing our financial condition. We believe that this type of measurement is useful for comparing our financial condition from period to period and making related management decisions. Net debt is also used in connection with covenants related to some of our financings. The table below provides a reconciliation of our consolidated balance sheet data to the net debt positions shown in the table, as of December 31, 2015, 2014, 2013, 2012 and 2011:

	Ultrapar
	Reconciliation of consolidated balance sheets to net debt
	As of December 31
	2015	2014	2013	2012	2011
	(in millions of Reais)
Cash and cash equivalents	2,702.9	2,827.4	2,276.1	2,021.1	1,765.5
Current financial investments	803.3	1,441.8	1,149.1	961.2	819.3
Non-current financial investments	467.0	130.9	118.5	149.5	74.4
Current loans and finance leases	(1,050.5)	(2,557.5)	(1,769.6)	(1,575.0)	(1,302.5)
Current debentures	(47.4)	(884.9)	(60.4)	(53.0)	(1,002.5)
Non-current loans and finance leases	(5,604.9)	(3,533.9)	(3,740.6)	(3,192.6)	(3,237.1)
Non-current debentures	(2,198.8)	(1,399.0)	(1,399.0)	(1,395.3)	—

Net debt position	(4,928.4)	(3,975.1)	(3,425.9)	(3,084.0)	(2,882.8)

(6)	The number of shares corresponds to the totality of shares issued by the Company, including those held in treasury. The number of shares for the year ended December 31, 2011 were retroactively adjusted for the 1:4 stock split approved in the extraordinary general shareholders’ meeting held on February 10, 2011 described under “Item 4.A. Information on the Company — History and Development of the Company.”
(7)	Reflects results of operations for the 11-month period from February 1, 2014, the date on which Extrafarma’s results of operations were consolidated into our financial statements, through December 31, 2014. For additional information, see “Presentation of Financial Information.”

The following tables present our consolidated balance sheet in accordance with IFRS as of the dates indicated.

	As of December 31
	2015(1)	2015	2014	2013	2012	2011
	(in millions)
Consolidated balance sheets data:	US$	R$	R$	R$	R$	R$
Current assets
Cash and cash equivalents	692.2	2,702.9	2,827.4	2,276.1	2,021.1	1,765.5
Financial investments	205.7	803.3	1,441.8	1,149.1	961.2	819.3
Trade receivables, net	811.1	3,167.2	2,604.1	2,321.5	2,306.5	2,023.4
Inventories, net	639.0	2,495.2	1,925.0	1,592.5	1,290.7	1,303.5
Recoverable taxes, net	161.0	628.8	593.5	480.0	478.0	466.5
Other receivables	8.3	32.5	43.3	19.4	20.5	20.2
Prepaid expenses, net	20.9	81.5	67.3	65.2	53.8	39.9

Total current assets	2,538.2	9,911.4	9,502.4	7,903.9	7,133.0	6,438.4

Non-current assets
Financial investments	119.6	467.0	130.9	118.5	149.5	74.4
Trade receivables, net	39.0	152.2	143.8	124.5	137.4	117.7
Related parties	0.1	0.5	10.9	10.9	10.9	10.1
Deferred income and social contribution taxes	143.2	559.0	462.6	376.1	469.3	511.0
Recoverable taxes, net	34.7	135.4	75.4	37.4	49.1	81.4
Escrow deposits	189.7	740.8	696.8	614.9	533.7	469.2
Other receivables	4.2	16.5	5.8	6.6	11.0	1.3
Prepaid expenses, net	37.6	146.7	131.2	97.8	79.7	67.9

	568.1	2,218.1	1,657.5	1,386.7	1,440.5	1,333.0

Investments
In joint-ventures	20.3	79.4	54.5	44.4	28.2	120.8
In associates	5.5	21.5	13.1	11.7	12.7	12.6
Other	0.7	2.8	2.8	2.8	2.8	2.8
Property, plant and equipment, net	1,392.9	5,438.9	5,092.0	4,860.2	4,667.0	4,250.9
Intangible assets, net	843.6	3,293.9	3,158.1	2,168.8	1,965.3	1,539.1

	2,263.0	8,836.6	8,320.5	7,087.9	6,676.0	5,926.2

Total non-current assets	2,831.1	11,054.7	9,978.0	8,474.6	8,116.5	7,259.3

TOTAL ASSETS	5,369.3	20,966.0	19,480.4	16,378.5	15,249.6	13,697.7

Current liabilities
Loans	268.4	1,048.1	2,554.7	1,767.8	1,573.0	1,300.3
Debentures	12.1	47.4	884.9	60.4	53.0	1,002.5
Finance leases	0.6	2.4	2.7	1.8	2.0	2.2
Trade payables	374.0	1,460.5	1,279.5	969.0	1,297.7	1,066.8
Salaries and related charges	103.5	404.3	294.6	297.7	252.5	267.2
Taxes payable	43.2	168.8	138.8	116.3	107.7	109.2
Dividends payable	76.5	298.8	218.4	242.2	222.4	163.8
Income and social contribution taxes payable	55.5	216.9	134.4	113.9	75.2	36.2
Post-employment benefits	3.5	13.7	11.4	11.9	10.0	11.7
Provision for assets retirement obligation	1.3	5.2	4.6	3.4	3.7	7.3
Provision for tax, civil and labor risks	11.6	45.3	64.2	69.3	49.5	41.0
Other payables	25.0	97.5	80.4	93.0	56.5	55.4
Deferred revenue	6.3	24.4	23.5	17.7	18.1	19.7

Total current liabilities	981.7	3,833.4	5,692.1	3,764.5	3,721.3	4,083.2

	As of December 31
	2015(1)	2015	2014	2013	2012	2011
Consolidated balance sheets data:	US$	R$	R$	R$	R$	R$
Non-current liabilities
Loans	1,424.2	5,561.4	3,489.6	3,698.0	3,151.7	3,195.7
Debentures	563.1	2,198.8	1,399.0	1,399.0	1,395.3	—
Finance leases	11.1	43.5	44.3	42.6	40.9	41.4
Related parties	1.1	4.4	4.4	3.9	3.9	4.0
Subscription warrants — indemnification	28.7	112.2	92.1	—	—	—
Deferred income and social contribution taxes	68.1	266.0	152.8	101.5	84.9	37.4
Provision for tax, civil and labor risks	175.3	684.7	623.3	569.7	551.0	512.2
Post-employment benefits	28.9	112.8	108.4	99.4	118.5	97.5
Provision for assets retirement obligation	17.8	69.5	66.2	66.2	66.7	60.3
Other payables	24.1	94.1	74.0	77.7	99.6	90.6
Deferred revenue	2.8	11.0	7.7	9.1	9.9	8.7

Total non-current liabilities	2,345.5	9,158.5	6,061.7	6,067.2	5,522.2	4,047.8

TOTAL LIABILITIES	3,327.2	12,991.9	11,753.8	9,831.7	9,243.5	8,131.0

Shareholder’s equity
Share capital	983.1	3,838.7	3,838.7	3,696.8	3,696.8	3,696.8
Capital reserve	140.0	546.6	547.5	20.2	20.2	9.8
Revaluation reserve	1.4	5.6	5.8	6.1	6.7	7.1
Profit reserves	973.7	3,802.0	3,169.7	2,706.6	2,224.5	1,831.8
Treasury shares	(125.7)	(490.9)	(103.0)	(114.9)	(114.9)	(118.2)
Additional dividends to the minimum mandatory dividends	40.2	157.2	189.0	161.6	147.2	122.2
Valuation adjustments	4.9	19.0	7.1	5.4	(12.6)	(4.4)
Cumulative translation adjustments	17.1	66.9	43.2	38.1	12.6	(4.4)

Shareholders’ equity attributable to:
Shareholders of the Company	2,034.7	7,945.0	7,698.0	6,520.0	5,980.6	5,540.5
Non-controlling interest in subsidiaries	7.4	29.1	28.6	26.9	25.5	26.2

TOTAL SHAREHOLDER’S EQUITY	2,042.1	7,974.1	7,726.6	6,546.9	6,006.1	5,566.7

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,369.3	20,966.0	19,480.4	16,378.5	15,249.6	13,697.7

(1)	The figures in Reais for December 31, 2015 have been converted into dollars using the exchange rate of US$1.00 = R$3.905, which is the commercial rate reported by the Central Bank on that date. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this annual report as a statement that the amounts in Reais currently represent such values in U.S. dollars. Additionally, you should not interpret such conversions as statements that the amounts in Reais have been, could have been or could be converted into U.S. dollars at this or any other foreign exchange rates. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates.”
(2)	See “Presentation of Financial Information.”

Exchange	Rates

Before March 14, 2005, there were two principal foreign exchange markets in Brazil, in which notes were freely negotiated but could be strongly influenced by Central Bank intervention:

•	the commercial rate exchange market dedicated principally to trade and financial foreign exchange transactions such as the buying and selling of registered investments by foreign entities, the purchase or sale of shares, or the payment of dividends or interest with respect to shares; and

•	the floating rate exchange market generally used for transactions not conducted through the commercial foreign exchange market.

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

In 2011, the unstable international economic environment, especially in the second half of the year as a result of the effects of the European crisis, contributed to a 13% depreciation of the Real against the U.S. dollar for the year, reversing the appreciation trend in the first half of the year. In 2012, the Brazilian government adopted counter-cyclical measures to foster economic growth. Such measures included the reduction of the base interest rate (SELIC) and the reduction of federal taxes on the automotive sector. The effects of the lower economic growth, the lower interest rate and the unstable international environment contributed to a 9% depreciation of the Real against the U.S. dollar. In 2013, the Real depreciated 15% against the U.S. dollar due to the performance of the Brazilian economy, the economic rebound in the United States and the economic instability in the international markets. In 2014, despite the weak performance of the Brazilian economy, and the recovery of the North American economy, the Real remained relatively stable against the dollar until September, when it started to devalue, closing the year with a depreciation of 13% against the U.S. dollar. In 2015, the political instability, the downgrade of Brazil’s sovereign credit rating and the expectation for an interest rate rise by the Federal Reserve System contributed to a 47% depreciation of the Real against the U.S. dollar.

It is not possible to predict whether the Real will remain at its present level and what impact the Brazilian macroeconomic scenario and the Brazilian government’s exchange rate policies may have on us.

On April 25, 2016, the exchange rate for Reais into U.S. dollars was R$3.547 to US$1.00, based on the commercial selling rate as reported by the Central Bank. The following table sets forth information on prevailing commercial foreign exchange selling rates for the periods indicated, as published by the Central Bank on its electronic information system, SISBACEN, using PTAX 800, Option 5.

	Exchange rates of nominal Reais per US$1.00
	High	Low	Average		Period- Ended
Year Ended
December 31, 2011	1.902	1.535	1.671	(1)	1.876
December 31, 2012	2.112	1.702	1.959	(1)	2.044
December 31, 2013	2.446	1.953	2.174	(1)	2.343
December 31, 2014	2.740	2.197	2.360	(1)	2.656
December 31, 2015	4.195	2.575	3.388	(1)	3.905
Month Ended
November 30, 2015	3.851	3.701	3.776	(2)	3.851
December 31, 2015	3.983	3.748	3.865	(2)	3.905
January 31, 2016	4.156	3.986	4.071	(2)	4.043
February 29, 2016	4.049	3.865	3.957	(2)	3.980
March 31, 2016	3.991	3.559	3.775	(2)	3.559
April 25, 2016	3.692	3.513	3.602	(2)	3.547

(1)	Average of the foreign exchange rates on the last day of each month in the period.
(2)	Average of the high and low foreign exchange rates for each month.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Relating to Ultrapar and Its Industries

Petrobras is the main supplier of LPG and oil-based fuels in Brazil. Fuel and LPG distributors in Brazil, including Ipiranga and Ultragaz, have formal contracts with Petrobras for the supply of oil-derivatives. Any interruption in the supply of LPG or oil-based fuels from Petrobras would immediately affect Ultragaz or Ipiranga’s ability to provide LPG and oil-based fuels to their customers.

Prior to 1995, Petrobras held a constitutional monopoly for the production and importation of petroleum products in Brazil. Although this monopoly was removed from the Brazilian constitution, Petrobras effectively remains the main provider of LPG and oil-based fuels in Brazil. Currently, Ultragaz and all other LPG distributors in Brazil purchase all or nearly all LPG from Petrobras. Ultragaz’s net revenue from sales and services represented 6% of our consolidated net revenue from sales and services for the year ended December 31, 2015. The procedures for ordering and purchasing LPG from Petrobras are generally common to all LPG distributors — including Ultragaz. For more details, see “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Supply of LPG.”

With respect to fuel distribution, Petrobras also supplied nearly all of Ipiranga and other distributors’ oil-based fuel requirements in 2015. Petrobras’ supply to Ipiranga is governed by an annual contract, under which the supply volume is established based on the volume purchased in the previous year. Ipiranga’s net revenue from sales and services represented 86% of our consolidated net revenue from sales and services for the year ended December 31, 2015.

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

Petrobras is currently under investigation by the CVM, the SEC, the U.S. Department of Justice (DOJ), the Brazilian Federal Police and other Brazilian public authorities in connection with corruption allegations (so called Lava Jato investigations) consisting, among other things, of illegal payments made to officers, directors and other employees of Petrobras to influence commercial decisions. In addition, Petrobras is subject to securities litigation (including class actions) in the United States. Such investigations and litigation have had a destabilizing effect on Petrobras, and it is difficult to ascertain what impact the investigations and litigation will have on Petrobras’ supply of LPG and oil-based fuels to market players.

Significant interruptions of LPG and oil-based fuel supply from Petrobras may occur in the future. Any interruption in the supply of LPG or oil-based fuels from Petrobras would immediately affect Ultragaz or Ipiranga’s respective ability to provide LPG or oil-based fuels to its customers. If we are not able to obtain an adequate supply of LPG or oil-based fuels from Petrobras under acceptable terms, we may seek to meet our demands through LPG or oil-based fuels purchased on the international market. The logistics infrastructure for LPG and oil-based fuels imports in Brazil is limited and is substantially all controlled by Petrobras. As a result, any such interruption could increase our purchase costs and, consequently, adversely affect our operating margins.

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

LPG and oil-based fuels competes with alternative sources of energy. Competition with and the development of alternative sources of energy in the future may adversely affect the LPG and oil-based fuels market.

LPG competes with alternative sources of energy, such as natural gas, wood, diesel, fuel oil and electricity. Natural gas is currently the principal source of energy against which we compete. Natural gas is currently less expensive than LPG for industrial consumers who purchase large volumes, but more expensive for the vast majority of residential consumers. Changes in relative prices or the development of alternative sources of energy in the future may adversely affect the LPG market and consequently our business, financial results and results of operations. Oil-based fuels also compete with alternative sources of energy, such as electricity. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Competition.”

Ethylene, the principal raw material used in our petrochemical operations, comes from limited supply sources. Any reduction in the supply of ethylene would have an immediate impact on Oxiteno’s production and results of operations.

All second generation petrochemical producers in Brazil that use ethylene as their key raw material, including Oxiteno purchase ethylene from Brazilian suppliers. Approximately 3% of our net revenue from sales and services were derived from the sale of chemical products that require ethylene in 2015. Oxiteno purchases ethylene from two of Brazil’s three naphtha cracker units, which are the sole sources of ethylene in Brazil. Pursuant to long-term contracts, Braskem supplies all of our ethylene requirements at our plants located at Camaçari and at Mauá. For more detailed information about these contracts see “Item 5.F. Operating and Financial Review and Prospects — Tabular Disclosure of Contractual Obligations.” Given its characteristics, ethylene is difficult and expensive to store and transport, and cannot be easily imported to Brazil. Therefore, Oxiteno is almost totally dependent on ethylene produced at Braskem for its supply. For the year ended December 31, 2015, Brazil’s ethylene imports totaled 19 tons, representing less than 0.01% of Brazil’s installed capacity.

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

The price of ethylene and palm kernel oil, Oxiteno’s main raw materials, is subject to fluctuations in international markets.

The price of ethylene, which is the principal component of Oxiteno’s cost of sales and services, is directly linked to the price of naphtha, which, in turn, is largely linked to the price of crude oil. Consequently, ethylene prices are subject to fluctuations in international oil prices. A significant increase in the price of crude oil and, consequently, naphtha and ethylene, could increase our costs, which could have a material adverse effect on Oxiteno’s results of operations, particularly in Brazil.

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

Regulatory, political, economic and social conditions in the countries where we have operations or projects could adversely impact our business and the market price of our securities.

Our financial and operational performance may be negatively affected by regulatory, political, economic and social conditions in countries where we have operations or projects. In some of these jurisdictions, we are exposed to various risks such as potential renegotiation, nullification or forced modification of existing contracts, expropriation or nationalization of property, foreign exchange controls, changes in local laws, regulations and policies and political instability. We also face the risk of having to submit to the jurisdiction of a foreign court or arbitration panel or having to enforce a judgment against a sovereign nation within its own territory.

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

In 2007, a legislation entitled REACH (Registration Evaluation Authorization of Chemicals) was established by the European Union, focusing on controlling the production, imports and utilization of chemical products in the region. According to REACH, all the chemical products sold in the European Economic Area (“EEA”) must be registered, through the submission of information regarding properties, uses and safety of each product that will be analyzed by the European Regulatory Agency. In 2015, 2% of the volume sold by Oxiteno was exported to this region. Oxiteno is in compliance with the current legislative requirements for the products it currently exports in the EEA. As REACH is now an established regulation and has been well accepted by multilateral trade organizations, such as the World Trade Organization, it is possible that other countries may adopt similar procedures in the future. We cannot guarantee the effect that amendments to this new legislation could have on any product we export to the EEA, or whether similar legislation will come into force in other regions.

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

The operations we perform at our plants involve safety risks and other operating risks, including the handling, production, storage and transportation of highly inflammable, explosive and toxic materials. These risks could result in personal injury and death, severe damage to or destruction of property and equipment and environmental damage. A sufficiently large accident at one of our plants, service stations or storage facilities could force us to suspend our operations in the facility temporarily and result in significant remediation costs, loss of revenues and contingent liabilities. In addition, insurance proceeds may not be available on a timely basis and may be insufficient to cover all losses. Equipment breakdowns, natural disasters and delays in obtaining imports or required replacement parts or equipment can also affect our manufacturing operations and consequently our results from operations.

For example, on April 2, 2015, part of the storage facilities operated by Ultracargo in Santos, in the State of São Paulo, endured a nine-day fire surrounding six ethanol and gasoline tanks. There were no casualties in this accident and the cause of such accident and its impacts are still being investigated, including the extent of operational losses, damage to assets, potential environmental damages and other liabilities and reputational harm. See “Item 4.A. Information on the Company — History and Development of the Company — Ultracargo – Fire at storage facilities in Santos.”

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

We are entitled to federal tax benefits providing for income tax exemption or reduction for our activities in the northeast region of Brazil. These benefits have defined terms and may be cancelled or suspended at any time if we distribute to our shareholders the amount of income tax that was not paid as a consequence of tax benefits or if the relevant tax authorities decide to suspend or cancel our benefits. As a result, we may become liable for the payment of related taxes at the full tax rates. If we are not able to renew such benefits, or if we are only able to renew them under terms that are substantially less favorable than expected, our results of operations may be adversely affected. Income tax exemptions amounted to R$82.4 million and R$63.4 million, respectively, for the years ended December 31, 2015 and 2014. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Income tax exemption status,” “Item 4.B. Information on the Company — Business Overview — Petrochemicals and Chemicals — Oxiteno — Income tax exemption status” and “Item 4.B. Information on the Company — Business Overview — Storage services for liquid bulk — Ultracargo — Income tax exemption status.”

Our founding family and part of our senior management, through their ownership interest in Ultra S.A., own a significant portion of our shares and may influence the management, direction and policies of Ultrapar, including the outcome of any matter submitted to a vote of shareholders.

Although there is no controlling shareholder of Ultrapar, our founding family and part of our senior management, through their ownership interest in Ultra S.A., beneficially own 22% of our outstanding common stock. These individuals are party to a shareholders’ agreement executed on February 24, 2014. See “Item 4.A. Information on the Company — History and Development of the Company” and “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders — Shareholders’ Agreements.” Accordingly, these shareholders, acting together through Ultra S.A., may exercise significant influence over all matters requiring shareholder approval, including the election of our directors. Although our Board of Directors is responsible for nominating the slate of directors to be elected by our shareholders at our annual shareholders’ meetings, some of the current members of our Board of Directors, who were elected at our April 15, 2015 shareholders’ meeting, are the same as those who previously served as members of our Board of Directors elected by Ultra S.A. on April 27, 2011, which, at that time, held approximately 66% of our voting shares.

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

Ultrapar has assumed certain liabilities of previously acquired businesses; therefore, certain existing financial obligations, legal liabilities or other known and unknown contingent liabilities or risks of the businesses acquired have become Ultrapar´s responsibility. Ultrapar may acquire new businesses in the future and, as a result, it may be subject to additional liabilities, obligations and risks. See “Item 4.A. Information on the Company — History and Development of the Company” for more information in connection with these acquisitions.

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

In February, 2014 we started to operate in the retail pharmacy business through Extrafarma, our wholly-owned subsidiary operating in the sector, after the approval of the merger of shares by the extraordinary general meetings of Ultrapar and Extrafarma. Prior to this transaction, we were not involved in the drugstore business. The drugstore business is complex and involves assets and operations in which we have limited operating experience. Our ability to succeed in this business unit will depend upon our ability to address and overcome limitations in our experience. The difficulties of integrating new business activities with our existing operations include, among other things, operating distinct business segments that require different operating strategies and different managerial expertise, necessity of coordinating organization systems and facilities in different locations and integrating personnel with diverse backgrounds and organizational cultures. Failure to overcome these limitations and difficulties may have an adverse effect on our business, financial condition and results of operations.

If we fail to successfully implement our organic growth strategy in Extrafarma, our future results of operations may not meet the expectations of investors, which could adversely affect the market price of our shares and ADSs.

Our main growth strategy for Extrafarma consists of the accelerated opening of new drugstores in Brazil. It includes the opening of stores by leveraging our access to Ipiranga and Ultragaz resellers’ sites (service stations and LPG shops). Our ability to open new drugstores could be affected if we are unable to find enough appropriate outlets for new drugstores, or if the necessary investments to adapt the property to our needs are too high. Stricter regulations, including those relating to land use and zoning laws in the regions in which we operate may also result in increased expenses and make it more difficult to find suitable outlets for opening our drugstores.

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

Our governance and compliance processes may fail to prevent regulatory penalties and reputational harm.

We are committed to conduct our businesses in a legal and ethical manner in compliance with the local and international statutory requirements and standards applicable to our activities. However, our governance and compliance processes, which include the review of internal control over financial reporting, may not prevent future breaches of legal, accounting or governance standards. Although we have implemented what we understand to be a robust compliance and anti-corruption program to detect and prevent violations of applicable anti-corruption laws, we may be subject to breaches of our Code of Ethics and Conduct, anti-corruption policies and business conduct protocols and to instances of fraudulent behavior, corrupt practices and dishonesty by our employees, contractors or other agents. Our failure to comply with applicable laws and other standards could subject us to, among others, litigation, investigations, expenses, fines, loss of operating licenses and reputational harm.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions, including ongoing political instability and perceptions of these conditions in the international markets, could adversely affect our businesses and the market price of our shares and ADSs.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes substantial changes in policy and regulations. The Brazilian government’s actions to control inflation and affect other policies and regulations have involved price and wage controls, currency devaluations, capital controls, and limits on imports, among other measures. Our businesses, financial condition and results of operations may be adversely affected by changes in policy or regulations involving or affecting tariffs, exchange controls and other matters, as well as factors such as:

•	currency fluctuations;

•	inflation;

•	interest rates;

•	price instability;

•	energy and water shortages and rationing;

•	liquidity of domestic capital and lending markets;

•	fiscal policy; and

•	other political, economic, social, trade and diplomatic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government may implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers, as well as heightened volatility in the Brazilian Real. These and other future developments in the Brazilian economy and government policies may adversely affect us and our businesses and results of operations and may adversely affect the trading price of our ADSs and shares. Furthermore, the Brazilian government may enact new regulations that may adversely affect us and our businesses.

Brazil faced a series of economic and political difficulties in 2015. These adversities included increasing unemployment rates, decreasing consumer and business confidence, falling industrial output, a deficit in Brazil’s primary accounts, shrinking gross domestic product, rising inflation above recently observed ceilings, increasing uncertainties with regards to Congressional decisions, political instability and the significant devaluation of the Real. Moreover, the political crisis in recent months could worsen economic conditions in Brazil. All these factors contributed to Brazil’s loss of its investment grade rating and an economic recession.

Brazilian president Dilma Rousseff was reelected for a second four-year term in October 2014, which began in January 2015. Uncertainty regarding future policies and appointments to influential governmental positions following the reelection as well as ongoing investigations into allegations of corruption in state-controlled enterprises or otherwise may also affect the confidence of investors and the general public. In addition, widescale protests throughout Brazil have called for the impeachment of Dilma Rousseff and impeachment proceedings are ongoing. On April 17, 2016, Brazil’s lower house of Congress voted in favour of sending an impeachment motion against Mrs. Rousseff to the Brazilian Senate. Any of these factors may have an adverse impact on the Brazilian economy, our business, financial condition, results of operations and the market price of our ADSs and shares.

Currently, Brazilian markets are experiencing heightened volatility due to the uncertainties derived from the ongoing Lava Jato investigation, being conducted by Law Courts in Paraná and the Office of the Brazilian Federal Prosecutor, and its impact on the Brazilian economy and political environment. Members of the Brazilian federal government and of the legislative branch, as well as senior officers of large state-owned companies as well as privately held companies have faced allegations of political corruption, including through the alleged acceptance of bribes by means of kickbacks on contracts granted by the government to infrastructure, oil and gas and construction companies. The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether such allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future. In addition, we cannot predict the outcome of any such allegations nor their effect on the Brazilian economy. The development of such unethical cases could adversely affect our business, financial condition and results of operations.

Inflation and certain governmental measures to curb inflation may contribute significantly to economic uncertainty in Brazil and could harm our business and the market value of the ADSs and our shares.

In the past, Brazil has experienced extremely high rates of inflation. Inflation and some of the Brazilian government’s measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy. Since the introduction of the Real in 1994, Brazil’s inflation rate has been substantially lower than that in previous periods. However, during the last several years, the economy has experienced increasing inflation rates and actions taken in an effort to curb inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. According to the Índice Geral de Preços-Mercado, or IGP-M, an inflation index, the Brazilian general price inflation rates were inflation of 10.5% in 2015, 3.7% in 2014, 5.5% in 2013, 7.8% in 2012 and 5.1% in 2011. From January 2016 to March 2016, IGP-M index was 3.0%. According to the Índice Nacional de Preços ao Consumidor Amplo, or IPCA, an inflation index to which Brazilian government’s inflation targets are linked, inflation in Brazil was 10.7% in 2015, 6.4% in 2014, 5.9% in 2013, 5.8% in 2012 and 6.5% in 2011.

Brazil may continue to experience high levels of inflation in the future. In 2015, Brazil experienced the highest levels of inflation since 2002 and the Brazilian government is already introducing policies aimed at reducing inflationary pressures, which could have the effect of reducing overall performance of the Brazilian economy. There can be no assurance that the lower levels of inflation experienced in Brazil throughout 2014 will return or that inflation going forward will not continue the upward trend experienced in 2015. Our operating expenses are substantially in Reais and tend to increase with Brazilian inflation. Inflationary pressures may also hinder our ability to access foreign financial markets or may lead to further government intervention in the economy, including the introduction of government policies that could harm our business or adversely affect the market value of our shares and, as a result, our ADSs.

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

In 2011, the unstable international economic environment, especially in the second half of the year as a result of the effects of the European crisis, contributed to a 13% depreciation of the Real against the U.S. dollar for the year. In 2012, the effects of the lower economic growth, the lower interest rate and the unstable international environment contributed to a 9% depreciation of the Real against the U.S. dollar. In 2013, the Real depreciated 15% against the U.S. dollar due to the performance of the Brazilian economy, the economic rebound of the United States and the economic instability in the international markets. In 2014, despite the weak performance of the Brazilian economy, and the recovery of the North American economy, the Real remained relatively stable against the dollar until September, when started to devalue, closing the year with a depreciation of 13%. In 2015, the political instability, the downgrade of Brazil’s sovereign credit rating and the expectation for an interest rate rise by the Federal Reserve System contributed to a 47% depreciation of the Real against the U.S. dollar. From December 31, 2015 to April 25, 2016 the Real appreciated by 9% against the U.S. dollar. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates.”

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

Under the Brazilian Corporate Law, only shareholders registered as such in our corporate books may attend shareholders’ meetings. All common shares underlying the ADSs are registered in the name of the depositary bank. A holder of ADSs, accordingly, is not entitled to attend shareholders’ meetings. A holder of ADSs is entitled to instruct the depositary bank as to how to exercise the voting rights of its common shares underlying the ADSs in accordance with procedures provided for in the Deposit Agreement, but a holder of ADSs will not be able to vote directly at a shareholders’ meeting or appoint a proxy to do so. In addition, a holder of ADSs may not have sufficient or reasonable time to provide such voting instructions to the depositary bank in accordance with the mechanisms set forth in the Deposit Agreement and custody agreement, and the depositary bank will not be held liable for failure to deliver any voting instructions to such holders.

Holders of our shares or ADSs may not receive dividends.

Under our bylaws, unless otherwise proposed by the Board of Directors and approved by the voting shareholders at our annual shareholders’ meeting, we must generally pay our shareholders a mandatory distribution equal to at least 50% of our adjusted net income. However, our net income may be capitalized, used to set off losses and/or otherwise retained in accordance with the Brazilian Corporate Law and may not be available for the payment of dividends, including in the form of interest on shareholders’ equity. Therefore, whether or not you receive a dividend depends on the amount of the mandatory distribution, if any, and whether the Board of Directors and the voting shareholders exercise their discretion to suspend these payments. See “Item 8.A. Financial Information — Consolidated Statements and Other Financial Information — Dividend and Distribution Policy — Dividend Policy” for a more detailed discussion of mandatory distributions.

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

The ADSs benefit from the depositary’s certificate of foreign capital registration, which permits the depositary to convert dividends and other distributions with respect to the shares into foreign currency and remit the proceeds abroad. If you exchange your ADSs for shares, you will only be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, you will not be able to remit abroad non-Brazilian currency unless you obtain your own certificate of foreign capital registration or you qualify under National Monetary Council Resolution 4,373 of September 29, 2014 (which replaced Resolution 2,689, of January 26, 2000) which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration. If you do not qualify under Resolution 4,373 (which replaced Resolution 2,689), you will generally be subject to less favorable tax treatment on distributions with respect to the shares. The depositary’s certificate of registration or any certificate of foreign capital registration obtained by you may be affected by future legislative or regulatory changes, and additional Brazilian law restrictions applicable to your investment in the ADSs may be imposed in the future. For a more complete description of Brazilian tax regulations, see “Item 10.E. Additional Information — Taxation — Brazilian Tax Consequences.”

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

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may limit your ability to sell the shares underlying your ADSs at the price and time at which you wish to do so. The BM&FBOVESPA, the only Brazilian stock exchange, had a market capitalization of US$0.5 trillion as of December 31, 2015 and an average monthly trading volume of US$42 billion for 2015. In comparison, the NYSE had a market capitalization of US$18.4 trillion as of December 31, 2015 and an average monthly trading volume of US$0.9 trillion for 2015.

There is also a large concentration in the Brazilian securities market. The ten largest companies in terms of market capitalization represented 51% of the aggregate market capitalization of the BM&FBOVESPA as of December 31, 2015. Ultrapar’s average daily trading volume on both stock exchanges in 2015, 2014 and 2013 was R$136.7 million, R$88.4 million and R$69.9 million, respectively.

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

If we were characterized as a PFIC, in any year during which a U.S. Holder holds shares or ADSs, certain adverse U.S. federal tax income consequences could apply to that person. Based on the manner in which we currently operate our business, the projected composition of our income and valuation of our assets, and the current interpretation of the PFIC rules, we do not believe that we were a PFIC in 2015 and we do not expect to be a PFIC in the foreseeable future. However, because PFIC classification is a factual determination made annually and is subject to change and differing interpretations, there can be no assurance that we will not be considered a PFIC for the current taxable year or any subsequent taxable year. U.S. Holders should carefully read “Item 10.E. Additional Information — Taxation — U.S. Federal Income Tax Considerations” for a description of the PFIC rules and consult their own tax advisors regarding the likelihood and consequences if we were treated as a PFIC for U.S. federal income tax purposes.

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

In March 2000, Ultra S.A’s shareholders signed an agreement, assuring equal treatment of all shareholders (holders of both common and/or preferred shares) in the event of any change in control tag along rights. The agreement stipulated that any transfer of control of Ultrapar, either direct or indirect, would only be executed in conjunction with a public offer by the acquiring entity to purchase the shares of all shareholders in the same proportion and under the same price and payment terms as those offered to the controlling shareholders.

In April 2002, Oxiteno completed a tender offer for the acquisition of the shares of its subsidiary Oxiteno Nordeste, through the acquisition of approximately 73.3% of the shares held by minority shareholders. Oxiteno increased its share ownership from 97% to 98.9% for R$4.4 million.

In December 2002, we completed a corporate restructuring process that had begun in October 2002. The effects of the corporate restructuring were (i) the merger of Gipóia Ltda. into Ultrapar, increasing our ownership in Ultragaz to 100% and (ii) the exchange of shares issued by Oxiteno for shares issued by Ultrapar.

In August 2003, Ultragaz acquired Shell Gás, Royal Dutch Shell plc’s LPG operations in Brazil, for a total amount of R$170.6 million. With this acquisition, Ultragaz became the Brazilian market leader in LPG, with a 24% share of the Brazilian market on that date.

In December 2003, we concluded the acquisition of Canamex, a Mexican specialty chemicals company. In June 2004, we acquired the operational assets of Rhodia Especialidades S.A. de C.V. in Mexico. Both acquisitions had the target of establishing a stronger presence in the Mexican petrochemical market and to create a production and distribution platform to serve the United States market. Since July 2007, Canamex has been renamed Oxiteno Mexico S.A. de C.V., or Oxiteno Mexico.

In April 2005, we concluded a primary and secondary offering of our preferred shares and in July 2005, at an extraordinary general shareholders’ meeting held, our shareholders approved a reverse stock split of all our issued common and preferred shares.

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

Also in August 2006, Oxiteno opened its first commercial office outside Brazil, in Buenos Aires, Argentina — Oxiteno Argentina S.R.L.

In March 2007, Ultrapar, Petrobras and Braskem announced their intent to acquire the Ipiranga Group, and Ultrapar entered into, and Petrobras and Braskem acknowledged, the Ipiranga Group SPA with the Key Shareholders of the principal companies constituting of the Ipiranga Group. In April 2007, Ultrapar acquired the control of the Southern Distribution Business, EMCA and a one-third stake in RPR, in connection with the acquisition of the Ipiranga Group. Following the acquisition, Ultrapar, which was already Brazil’s largest LPG distributor, became the second largest fuel distributor in the country, with a 14% market share in 2007. After the completion of the acquisition of Ipiranga Group, its businesses were divided among Petrobras, Ultrapar and Braskem. Ultrapar retained the fuel and lubricant distribution businesses located in the South and Southeast regions of Brazil; Petrobras received the fuel and lubricant distribution businesses located in the North, Northeast and Midwest regions of Brazil; Petrobras and Braskem received the Petrochemical Business, in the proportion of 60% for Braskem and 40% for Petrobras. For a more detailed discussion of the acquisition of Ipiranga Group, see our Form F-4 filed with the Commission on December 17, 2007.

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

In January 2008, Ultrapar significantly increased the liquidity of its shares through the issuance of 55 million preferred shares, as a consequence of the Share Exchange. The Share Exchange increased Ultrapar’s free float from 32 million shares to 87 million shares, with the free float reaching 64% of the Company’s total capital. The significant increase in the size of the free float helped Ultrapar to become part of Ibovespa, the BM&FBOVESPA index.

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

In August 2008, Ultrapar announced that its subsidiary SBP entered into a sale and purchase agreement with Chevron for the acquisition of 100% of the shares of CBL and Galena. Prior to the closing, Chevron’s lubricant and oil exploration activities in Brazil were spun-off from CBL and Galena to other Chevron’s legal entities. In March 2009, Ultrapar completed the acquisition and paid R$1,106 million to Chevron, in addition to a US$38 million deposit that it had made to Chevron in August 2008. In August 2009, Ultrapar also paid R$162 million related to the expected working capital adjustment, reflecting the increased working capital effectively received by Ultrapar on the closing date of the acquisition (as set forth in the sale and purchase agreement). The combination with Texaco created a nationwide fuel distribution business, strengthening its competitiveness through a larger operational scale. After completion of the acquisition, Ultrapar implemented its business plan, which consisted of two main work streams (i) the integration of operations, administrative and financial functions of Texaco, and (ii) the implementation of Ipiranga’s business model in the expanded network, with a wider range of products and services and a differentiated approach to its resellers. As of December 31, 2012, Ultrapar had also converted all the acquired Texaco branded stations into the Ipiranga brand. Under the terms of the Ipiranga Group Transaction Agreements, Petrobras had the exclusive right to use Ipiranga’s brand in the operating regions of the Northern Distribution Business for five years from the date of the acquisition of Ipiranga Group, which expired in March 2012. Until then, Ipiranga operated under the Texaco brand in those regions.

Also in August 2008, Ultrapar announced the execution of a supply contract between Oxiteno and Braskem for the supply of ethylene to the Mauá unit, in the state of São Paulo, effective through 2023. At the same time, Oxiteno sold the equity interest it owned in Quattor, equivalent to 2,803,365 shares, for R$46 million.

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

In March 2010, Ultrapar entered into a sale and purchase agreement to sell Ultracargo’s in-house logistics, solid bulk storage and road transportation businesses for R$82 million. The sale was closed in July 2010.

In August 2010, Oxiteno concluded the expansion of the ethoxylate unit at Camaçari, which added 70 thousand tons per year to its production capacity.

In October 2010, Ultrapar, through Ipiranga, entered into a sale and purchase agreement for the acquisition of 100% of the shares of DNP. The total value of the acquisition was R$73 million. DNP distributes fuels in the states of Amazonas, Rondônia, Roraima, Acre, Pará and Mato Grosso through a network of 110 service stations, with 4% market share in 2009 in the North of Brazil, and was the fourth largest fuel distributor in this geographic area.

In February 2011, the extraordinary general shareholders’ meeting approved a stock split of the shares issued by Ultrapar resulting in each share converting into four shares of the same class and type, with no modification in the shareholders’ financial position or interest in the Company. After the stock split, the 1:1 ratio between preferred shares and ADSs was maintained, and each ADS consequently continued to represent one share.

In April 2011, our Board of Directors approved a proposal to (a) convert any and all shares of preferred stock issued by the Company into shares of common stock, on a 1:1 conversion ratio; (b) amend the Company’s bylaws, modifying several of its provisions, aiming to strengthen the Company’s corporate governance; and (c) adhere to the Novo Mercado segment rules.

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

In August 2011, Oxiteno opened a commercial office in Bogota, Colombia — Oxiteno Colombia S.A.S.

In September 2011, Ultracargo’s expanded terminal in Suape started operations, increasing its storage capacity by 26 thousand cubic meters. This project was part of Ultracargo’s expansion plan that began in 2010.

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

In May 2012, the Board of Directors approved the nomination of Thilo Mannhardt to succeed Pedro Wongtschowski as Chief Executive Officer starting January 1, 2013. Pedro Wongtschowski replaced Thilo Mannhardt on the Board of Directors consistent with Ultrapar’s philosophy of adequately planning changes in its management.

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

In November 2012, Oxiteno acquired American Chemical (currently Oxiteno Uruguay), a Uruguayan specialty chemicals company, for R$107 million, in addition to the assumption of R$33 million in net debt. Oxiteno Uruguay’s production capacity is 81 thousand tons per year, particularly sulfonate and sulfate surfactants for the home and personal care industries, as well as products for the leather industry. With the acquisition of Oxiteno Uruguay, Oxiteno continued the expansion of its international activities, initiated in 2003 and based on its deep knowledge of the technology for the production and application of surfactants and specialty chemicals and on a strong relationship with its customers.

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

In September 2013, Ultrapar and the former shareholders of Extrafarma entered into an agreement to acquire Extrafarma, one of Brazil’s top ten drugstores chains, marking our entry in the retail pharmacy business. See “— Extrafarma Transaction” below.

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

In June 2015, Ultrapar announced changes in its executive board approved by its Board of Directors. After eight years as Chief Financial and Investor Relations Officer of Ultrapar, André Covre took over as Chief Executive Officer of Extrafarma. André Covre succeeded Paulo Lazera, who continued involved with Ultrapar as a shareholder and special consultant to Extrafarma. The Chief Financial and Investor Relations Officer position was assumed by André Pires de Oliveira Dias.

In October 2015, Redecard entered into an agreement with OTP to acquire 50% of ConectCar, for R$170 million. This new partner will provide opportunities to ConectCar expand its services to new markets, continuing with its purpose of offering customers mobility, convenience, flexibility and, above all, differentiated benefits.

Extrafarma Transaction

Summary. On September 30, 2013, Ultrapar entered into an association agreement with Extrafarma, one of Brazil’s ten largest drugstore chains. According to the terms of the agreement, Ultrapar and Extrafarma entered into an incorporação de ações (merger of shares), pursuant to which Ultrapar acquired 100% of the shares of Extrafarma in exchange for up to 2.9% of shares issued by Ultrapar to Extrafarma’s shareholders. The Extrafarma Transaction closed on January 31, 2014 with the approval of the merger of shares by the Extraordinary General Meetings of Ultrapar and Extrafarma and, consequently, Extrafarma became a wholly-owned subsidiary of Ultrapar from February 1, 2014 onwards. The total consideration of the Extrafarma Transaction consisted of the issuance of up to 16,028,131 shares of Ultrapar and the assumption by Ultrapar of Extrafarma’s net debt of R$106 million as of December 31, 2012.

Structure of the Extrafarma Transaction. Ultrapar acquired from the former seven shareholders of Extrafarma (who are the heirs of Extrafarma’s founder) all of the shares of Extrafarma in exchange for 12,021,100 newly issued shares of Ultrapar, in accordance with Art. 252 of the Brazilian Corporate Law, increasing our issued share capital to 556,405,096 shares. In addition, as a mechanism for possible adjustments related to contingencies whose triggering events occurred prior to the closing of the transaction, we issued subscription warrants to the former Extrafarma shareholders that, if exercised, could potentially lead to the issuance of up to 4,007,031 shares in the future, subject to adjustment based on numerous factors. Of the total possible shares that could be issued to the former Extrafarma shareholders upon exercise of the subscription warrants, Extrafarma’s shareholders could receive up to 801,409 additional shares based on working capital adjustments and 3,205,622 shares based on absence of indemnification obligations.

On June 30, 2014, after assessing Extrafarma’s working capital and indebtedness, we have determined that the subscription warrants related to working capital will not be exercised by the former shareholders of Extrafarma and, accordingly, we have reversed the full provision for the issuance of 801,409 shares related to such warrants, corresponding to R$42.1 million. In addition, we also recorded R$12.2 million in receivables under “other receivables” in current assets as of December 31, 2014 to reflect additional amounts payable to us by the former Extrafarma shareholders. On June 22, 2015, the agreement related to the final adjustment of working capital and net debt of the transaction was executed by and between the parties in the amount of R$26.0 million, that was received by Ultrapar in the third quarter of 2015. The indemnification subscription warrants may still be exercised beginning in 2020, the value of which will be determined based on variations to provisions for fiscal, civil and labor risks and contingent liabilities related to the period prior to January 31, 2014. See Note 3.a to our consolidated financial statements for further information on the Extrafarma Transaction, including information on the business combination and goodwill, and “Exhibit 4.18. — Protocol and Justification of Incorporação de Ações (merger of shares).”

Ultrapar’s 12,021,100 shares received by the former shareholders of Extrafarma are subject to lock-up agreements and will become available for trading in phases. Of the total shares, 33.5% were immediately available for trading after the closing, 8.3% became available in February 2015 and the remaining shares to be unlocked in five annual tranches of 8.3% from 2016 to 2020, with a final tranche of 25% to be released from the lock-up on 2020, which is in the sixth year after the closing.

Extrafarma became a wholly-owned subsidiary of Ultrapar, and the former shareholders of Extrafarma became long-term shareholders of Ultrapar, which we believe evidences their confidence in the growth potential of the sector and in the project to be developed by Ultrapar and Extrafarma.

Ultracargo – Fire at storage facilities in Santos

On April 2, 2015, part of the storage facilities operated by Ultracargo in Santos, in the state of São Paulo, endured a nine-day fire surrounding six ethanol and gasoline tanks. The six tanks represented 4% of Ultracargo’s overall capacity in Brazil as of December 31, 2014. There were no casualties in this accident and the cause of such accident and its impacts are still being investigated, including the extent of operational losses, damage to assets, potential environmental damages and other liabilities and reputational harm. We maintain insurance policies to cover certain risks to which we are exposed. See “Item 4.B. Business Overview — Insurance”.

On April 9, 2015, the Santos municipal government suspended Ultracargo’s activities in that city. Ultracargo’s operations in Santos comprise two separate areas. On April 27, 2015, the authorization granted by the municipal government to Ultracargo to resume operations in the area not affected by the accident was published at the Santos Official Gazette (Diário Oficial de Santos). The still suspended operations correspond to 185 thousand cubic meters capacity, or 22.5% of Ultracargo’s previous capacity in Brazil.

In addition to loss of revenues resulting from the partial interruption of Santos operations, Ultracargo incurred expenses related to the fire accident in the amount of R$92 million in the year ended December 31, 2015. A significant portion of such expenses are entitled to reimbursement under our insurance policies.

Ultracargo completed the preparation and started the implementation of the decommissioning plan, which consists of the removal of equipment and structures of the terminal affected by the fire. This process will allow the experts of the Criminalistics Institute (Instituto de Criminalística) to finalize the assessment to determine the causes of the incident.

Recent Developments

Renegotiation of financing

In February 2016, IPP renegotiated a loan with Banco do Brasil, which would mature in February 2016, with principal total amount of R$166.7 million, extending the maturity to February 2019, and changing the floating interest rate to 114% of CDI.

Loan agreement

In February 2016, Oxiteno USA entered into a loan agreement in the amount of US$40 million, due in February 2021 and bearing interest of LIBOR + 3% p.a., paid quarterly. The loan is guaranteed by Ultrapar and the subsidiary Oxiteno Nordeste and the proceeds of this loan will be used to fund the construction of a new alcoxylation plant in the state of Texas.

Ultracargo – Fire at storage facilities in Santos

On March 16, 2016, Ultracargo decided to pay a fine in the amount of R$ 16 million to the CETESB (Companhia Ambiental do Estado de São Paulo, the São Paulo state environmental agency), as a result of an unfavorable decision at the administrative level.

Also in March 2016, Ultracargo received advances relating to certain rescue and containment expenses from the insurers in the amount of R$29.8 million and paid advances to a customer in the amount of R$30.0 million.

In addition, lawsuits and extrajudicial claims for third-party indemnification, claiming damages, presented until the date of this annual report, will be entitled to insurance coverage and are being analyzed by the insurers.

See notes 20.b.2.2, 26 and 32 to our consolidated financial statements.

Investments

We have made substantial investments in our operations over the last three fiscal years. At Ultragaz, we have invested in (i) small bulk LPG distribution (UltraSystem); (ii) the purchase and renewal of LPG bottles and tanks; and (iii) the strengthening and restructuring of our distribution logistics. We have also invested in the consolidation of our national coverage over the past three years. Investments at Ipiranga have been directed to (i) the expansion of the Ipiranga network of service stations, convenience stores and lubricant service shops, (ii) the expansion of its logistics infrastructure to support the growing demand, and (iii) the maintenance of its operations. Oxiteno has invested in (i) the expansion of production capacity, mainly for specialty chemicals in Brazil and Mexico, and the commencement of operations in the United States, (ii) the modernization of its industrial plants and (iii) the development of new products. Ultracargo has invested in the expansion and maintenance of its storage facilities in response to strong demand for logistics infrastructure in Brazil, including investments in capacity expansions at the Aratu and Santos terminals. In 2015, Extrafarma invested mainly in the opening and maintenance of its stores. See “Item 4.A. Information on the Company — History and Development of the Company.” We have also invested in information technology at all our businesses for integrating processes, improving the quality of information, decreasing the response time in decision-making and improving our services.

The following table shows our organic investments (see definition in note 3 below) for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015	2014	2013
	(in millions of Reais)
Ipiranga	853.9	810.0	758.3
Oxiteno	131.4	113.9	139.3
Ultragaz	219.9	180.5	150.9
Ultracargo	23.9	26.4	37.4
Extrafarma	80.8	57.1	—
Others(1)	24.2	27.8	15.6

Total – additions to property, plant, equipment and intangible assets	1,334.2	1,215.7	1,101.5
Financing and bonuses to our resellers(2)	18.1	4.6	(12.2)
Total organic investments(3), net of disposals	1,352.2	1,220.3	1,089.4

(1)	Includes mainly capital expenditures related to corporate information technology and headquarters’ building maintenance.
(2)	Financing and bonuses to our resellers, net of repayments. Bonuses are lump sum payments made by distributors to resellers. Resellers typically use these payments to improve their facilities or to invest in working capital. Financing for clients is included under working capital in the cash flow statement and bonuses are included under intangible assets.
(3)	Organic investments consist of acquisitions of property, plant and equipment and intangible assets and financing and repayments to resellers, and do not include investments in acquisitions of subsidiaries and interest in other companies neither capital increases in joint ventures and associates.

In 2015, Ultrapar continued with an investment strategy focused on the continuing to generate economies of scale and increase competitiveness, better serving an increasing number of customers. Investments, net of disposals, totaled R$1,352 million in organic investments. At Ipiranga, R$872 million were invested, of which (i) R$374 million in the expansion of its service stations network (through the conversion of unbranded service stations, the opening of new gas stations and new customers) and am/pm and Jet Oil franchises, focused on the Midwest, Northeast and North regions of Brazil, (ii) R$115 million in expanding its logistics infrastructure to support the growing demand, through the construction and expansion of logistics facilities, (iii) R$86 million in modernization, mainly in logistics facilities, and (iv) R$297 million in the maintenance of its operations, mainly in the renewal of contracts of its distribution network and the renovation of service stations. Out of the total amount invested, R$854 million were related to property, plant, equipment and intangible assets and R$18 million were related to the financing to clients, net of repayments. At Oxiteno, the total investments in 2015 amounted to R$131 million, mainly in the maintenance of its production units and the completion of the expansion of its production capacity in Coatzacoalcos, Mexico. At Ultragaz, R$220 million were invested, mainly in new clients in the bulk segment, replacement of bottles and maintenance of its bottling facilities. In 2015, Ultracargo invested R$24 million, mainly directed towards modernization and maintenance of its terminals. Extrafarma invested R$81 million, mainly directed towards the opening of new drugstores, maintenance of existing stores and IT retail-facing projects.

Ultrapar’s investment plan for 2016 amounts to R$1,809 million, which demonstrates the continuity of good opportunities to grow through increased scale and productivity gains, as well as modernization of existing operations. At Ipiranga, we plan to invest (i) R$354 million to maintain the pace of expansion of its distribution network (through the conversion of unbranded service stations and the opening of new gas stations) and of am/pm and Jet Oil franchises, focused on the Midwest, Northeast and North regions of Brazil, and in new distribution centers to supply the convenience stores, (ii) R$112 million in the expansion of its logistics infrastructure to support growth, mainly through the construction and expansion of logistics facilities, and (iii) R$421 million in the maintenance and modernization of its activities, mainly in the renewal of contracts of its distribution network and the renovation of service stations, as well as information systems to support its operations. Oxiteno’s investment plan approved for 2016 totals R$460 million. This amount includes US$65 million to the construction of the new ethoxylation unit at its site in Texas (USA), which was announced in November 2015, and is expected to be concluded by the end of 2017. The new unit’s capacity will be 170,000 tons per year at its final stage. The remaining amount will be focused in maintenance and modernization of its plants for higher productivity, as well as information systems. Ultragaz’s investiment plan approved for 2016 totals R$208 million, which will be focused mainly (i) on capturing new clients in the bottled and bulk segment, (ii) on the replacement and purchase of LPG bottles, (iii) on the expansion and maintenance of filling plants, and (iv) on IT with focus on systems to support its operations. Ultracargo’s investment plan approved for 2016 totals R$118 million, which will mainly be focused on (i) the modernization of safety systems of its terminals, (ii) the expansion of Itaqui terminal, which is expected to start operating in 2017, and (iii) the adjustment and maintenance of the infrastructure of its terminals. At Extrafarma, we plan to invest R$124 million mainly in the opening of new drugstores and in the maintenance of its activities.

Equity investments

We have also made several acquisitions and related investments to maintain and create new opportunities for growth and to consolidate our position in the markets in which we operate.

The Extrafarma Transaction closed on January 31, 2014 and, accordingly, Ultrapar started to consolidate the equity investment related to Extrafarma as from such date.

The table below shows our equity investments (see definition in note 7 below) for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015		2014		2013
Ipiranga	41.1	(1)	28.5	(1)	23.3	(2)
Oxiteno	—		—		6.2	(3)
Ultragaz	—		—		—
Ultracargo	—		—		—
Acquisition of Extrafarma	—		719.9		—
Total equity investments(4)	41.1		748.4		29.5

(1)	Capital invested in ConectCar.
(2)	Capital invested in ConectCar (R$24.9 million), net of capital reduction in the affiliated Transportadora Sulbrasileira de Gás S.A. (R$1.5 million). See “Item 4.A. Information on the Company — History and Development of the Company.”
(3)	Working capital and net debt closing adjustments relating to the acquisition of American Chemical. See “Item 4.A. Information on the Company — History and Development of the Company.”
(4)	Equity investments consist of investments with acquisition of subsidiaries and interest in other companies and capital increases in joint ventures and associates.

We are a company incorporated under the laws of Brazil. Our principal executive office is located at Brigadeiro Luis Antônio Avenue, 1343, 9th Floor, 01317-910, São Paulo, SP, Brazil. Our telephone number is 55 11 3177 7014. Our Internet website address is http://www.ultra.com.br. Our agent for service of process in the United States is C.T. Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

B.	Business Overview

Ultrapar is a Brazilian company with almost 80 years of history, with leading positions in the markets in which it operates: specialized distribution and retail through Ultragaz, Ipiranga and Extrafarma, production of specialty chemicals through Oxiteno and liquid bulk storage services through Ultracargo. Ultragaz is the leader in LPG distribution in Brazil with a 23% market share in 2015 and one of the largest independent LPG distributors in the world in terms of volume sold. We deliver LPG to an estimated 11 million households through a network of approximately 5,100 independent retailers in the bottled segment and to approximately 50 thousand customers in the bulk segment. Ipiranga is the second largest fuel distributor in Brazil, with a network of 7,230 service stations and 22% market share in 2015. Oxiteno is one of the largest producers of ethylene oxide and its main derivatives in Latin America, a major producer of specialty chemicals and the sole producer of fatty-alcohols and related by-products in Latin America. Oxiteno has twelve industrial units in Brazil, Mexico, the United States, Uruguay and Venezuela and commercial offices in Argentina, Belgium, China and Colombia. Ultracargo has a leading position in its sector, being the largest provider of storage for liquid bulk in Brazil, with six terminals and a storage capacity of 630 thousand cubic meters as of December 31, 2015. Extrafarma is one of the leading drugstore chains in the North and Northeast of Brazil, with 254 drugstores and two distribution centers in December 2015. The Extrafarma Transaction closed on January 31, 2014 and, accordingly, Extrafarma’s results of operations were consolidated into Ultrapar’s results of operations as from February 1, 2014. See “Item 4.A. Information on the Company — History and Development of the Company — Extrafarma Transaction.”

The following chart simplifies our organizational structure as of the date hereof, showing our principal business units. For more detailed information about our current organizational structure, see “Item 4.C. Information on the Company — Organizational Structure.”

Our Strengths

Leading market positions across businesses

Ultragaz is the largest LPG distributor in Brazil. In 2015, Ultragaz’s national market share was 23%, serving approximately 11 million homes in the bottled segment and approximately 50 thousand customers in the bulk segment. For the year ended December 31, 2015, Ultragaz’s total volume of LPG sold was 1.7 million tons.

Ipiranga is the second largest fuel distributor in Brazil with a 22% market share in 2015, and a network of 7,230 service stations as of December 31, 2015. In addition to the service stations, Ipiranga’s network has approximately 1.9 thousand am/pm convenience stores and 1.5 thousand Jet Oil franchises. In 2015, Ipiranga focused on its strategy of expansion to the North, Northeast and Midwest regions of Brazil, where the consumption growth rate has been above the national average and the market share of Ipiranga is lower than that in the South and Southeast. The implementation of Ipiranga’s business model in its service station network allows it to offer a broad range of products and services, which benefits consumers and resellers. The volume of fuel sold by Ipiranga in 2015 was 25.7 million cubic meters.

Oxiteno is a major producer of specialty chemicals and the largest producer of ethylene oxide and its principal derivatives in Latin America. Our chemical operations supply a broad range of market segments, particularly crop protection chemicals, food, cosmetics, detergents, packaging for beverages, thread and polyester filaments, brake fluids, petroleum and coatings. For the year ended December 31, 2015, Oxiteno sold 725 thousand tons of chemical products. In Brazil, Oxiteno competes principally against imports.

Ultracargo is the largest provider of storage for liquid bulk in Brazil, with six terminals and storage capacity of 630 thousand cubic meters as of December 31, 2015, with leading positions in the main ports in Brazil.

Extrafarma is the sixth largest drugstore network in the country according to Abrafarma’s ranking, with 254 drugstores and 2 distribution centers as of December 31, 2015.

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

Bottled LPG is an essential good, as it is mainly used for cooking, and, therefore, has a lower correlation with economic performance. Volume of fuels for light vehicles tends to grow linked to the number of light vehicles in Brazil. The Brazilian light vehicle fleet grew at rates ranging from 3% to 8% per year during the last five years, despite the volatility in the economic growth during this period, leading to a similar level of growth in the volume of fuels for light vehicles. On the other hand, diesel, specialty chemicals and bulk LPG sales growth have been historically correlated to the performance of the Brazilian economy.

Highly efficient LPG distribution network

Ultragaz is the only LPG distributor in Brazil with an exclusive network of independent dealers. This network is constituted of approximately 5,100 dealers who sell Ultragaz LPG bottles. This has enabled Ultragaz to control the quality and productivity of its dealers leading to a strong brand name recognition that we believe is associated with quality, safety and efficiency, and also to have frequent contact with LPG customers. In addition, Ultragaz was the first player to introduce LPG small bulk delivery in Brazil, with lower distribution costs than bottled distribution. Over the years, it has built a strong client base in this segment.

Efficiencies in retail network logistics in addition to resale management know-how

We believe that the expertise in logistics and resale management that we have gained at Ultragaz is complemented by Ipiranga’s know-how in the same areas, thus maximizing efficiency and profitability at both companies.

Differentiated positioning in the fuel distribution sector

We believe that Ipiranga has a differentiated positioning in its sector, supported by a strong brand and ample coverage of products and services at its service stations to increase the convenience of the customer. These services and products include convenience stores, lubricant-changing service shops, electronic payment, bakeries, loyalty program, Ipiranga-branded credit cards, and a set of initiatives that aim at enhancing customer’s convenience and loyalty.

Flexibility across the petrochemical cycle

Oxiteno is the largest producer of ethylene oxide and its principal derivatives in Latin America. In 2015, 98% of its ethylene oxide production was used internally in the production of ethylene oxide derivatives, which can be roughly classified in two groups: specialty and commodity chemicals. Oxiteno is a major producer of specialty chemicals, which have traditionally higher margins and less exposure to petrochemical cycles than commodity chemicals. Oxiteno has also been heavily investing in the development of products derived from renewable raw materials, such as those produced at its oleochemicals unit, aiming at reducing its dependence on oil-based feedstock and expanding its product portfolio.

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

Strong operational track record

Our Company has exhibited a solid operational track record. Our EBITDA presented an average compound annual growth of 20% from 1998 to 2015, in spite of the overall macroeconomic volatility in Brazil and in the world during this same period. See “Item 3.A. Key Information — Selected Consolidated Financial Data” for more information about EBITDA. Our net income attributable to shareholders of the Company presented average compound annual growth of 23% from 1998 to 2015.

Experienced management team

We are led by a strong and experienced management team with a proven track record in the LPG and fuel distribution, petrochemical and specialized logistics industries. Our senior management team has on average almost 20 years of experience in the Company.

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

Our Strategy

Build on the strength of our brands

Ultrapar is a multi-business company engaged in specialized distribution and retail (Ipiranga / Ultragaz / Extrafarma), specialty chemicals (Oxiteno) and storage for liquid bulk (Ultracargo). Our businesses have a high brand recognition associated with quality, safety and efficiency. We intend to reinforce this market perception by continuing to supply high-quality products and services and to introduce new services and distribution channels.

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

Ipiranga’s Posto Ecoeficiente project (Eco-Efficient service station) is one of the initiatives that reflect Ultrapar’s innovation philosophy. It aggregates, in a single project, innovative solutions and sustainable technologies, in harmony with the profitability of the service station for the reseller. This project involves solutions in the construction and operation of service stations that result in better use of resources, such as water and electricity, and reduction of wastage and residues. Ipiranga ended 2015 with 1,159 eco-efficient services stations operating and over 226 service stations under constructions.

In another pioneering initiative, Ipiranga launched in 2009 the program Km de Vantagens, a loyalty program in the fuel industry that grants rewards and benefits to customers and resellers that has strengthened as an important platform for customer relationship and for other initiative of Ipiranga, currently with around 21 million participants, up 15% compared to 2014.

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

In 2012, among the initiatives of Ipiranga, we highlight the strengthening of Posto Virtual and the entrance in the segment of electronic payment for tolls, parking and fuels through ConectCar. Once installed on a vehicle’s windshield, ConectCar’s tag automatically opens toll gates at lower costs through a prepaid system with free enrollment. In addition, the tag may be used to purchase fuel as well as accumulate and redeem points of the Km de Vantagens program, points which will be acquired by ConectCar from Ipiranga. The client can buy the tag at Ipiranga’s service stations, using the points of the loyalty program Km de Vantagens. At the end of 2015, ConectCar reached approximately 600 thousand customers, and is now available in almost all toll roads in Brazil.

In 2013, Ipiranga developed “Ipiranga Frotas”, a service for the remote control of the fleet, allowing Ipiranga’s business customers to control and monitor better their vehicle fleet. Another pioneering initiative in 2013 was the app Posto Ipiranga na Web, the first of its kind to be launched in Brazil. The app allows the user with a smartphone to purchase fuels credit, which was already possible through the Ipiranga website.

In order to create value to its am/pm convenience stores clients and franchisees, Ipiranga launched in 2014 its own supply solution. This solution concentrates logistic, selling and service to am/pm convenience stores in one single structure. This initiative aims to facilitate am/pm operations, improve the competitiveness of franchisees and ensure a higher quality product assortment. In 2015, am/pm supply solution handled products from suppliers of the main categories, except tobacco and ice cream, and supplied stores in the states of Rio de Janeiro, Espírito Santo, São Paulo, Paraná and Santa Catarina.

Also in 2014, Ipiranga launched a new beer purchase experience at am/pm convenience stores. The Beer Cave is a refrigerated container that stores more than 100 national and international brands of cold beers, ready to be taken away. In December 31, 2015, there were 237 Beer Caves installed in its franchisees premises. In 2015, the convenience stores am/pm increased its private label lines in 20 items, including ready to drink juice category.

In addition, in 2015, Ipiranga presented in São Paulo new configurations of the “am/pm store concept, the “am/pm Super Store”, which increases the offer of convenience in urban service stations by offering fresh products – fruits, vegetables, meats – and a broader range of fast foods. It was also launched in Sao Paulo a flagship store of the “am/pm Estação”, a model developed for highway service stations, with a broader offer of convenience and personal care for long distances drivers and travelers.

Expand our operations in regions that grow above the national average

Extrafarma’s organic expansion plan is primarily focused on the consolidation of the presence on the North and Northeast regions of Brazil, where GDP and household income have grown above the Brazilian average, consequently increasing population’s access to health care programs, to medicines and to personal care and beauty products.

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

Invest in niche segments for LPG distribution

Ultragaz is strengthening its presence in the North and Northeast regions of Brazil by focusing on expanding to states, such as Pará and Maranhão, where it did not use to have significant operations and where LPG consumption has historically grown faster than Brazil’s national average rate.

For the bulk segment, Ultragaz strategy is focused on two areas. The first one is offering its clients mainly in industrial and agribusiness segments new applications for LPG. As a result, Ultragaz aims at expanding its participation in the use of LPG for localized heating, such as pre-heating of industrial furnaces, especially in steel and metallurgical plants, and in new applications in agribusiness, such as drying grains and plague control, with greater operational and economic efficiency.

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

On November 4, 2015, Ultrapar’s Board of Directors approved the expansion of Oxiteno’s specialty chemicals’ capacity in Pasadena (TX), in the U.S., by building an ethoxylation unit at its current site, which is expected to be concluded by the end of 2017. The plant is located in one of the world’s most important chemical hubs, taking advantage of attractive conditions of raw materials, as well as highly efficient logistics infrastructure. The total investment, estimated at US$113 million, will expand Oxiteno’s footprint in the U.S., focusing on local markets of agrochemicals, personal care, household and industrial cleaning, coatings and oil and gas. The new unit’s capacity will be 170,000 tons per year at its final stage.

Continue to enhance product mix at Oxiteno

We increased Oxiteno’s capacity to produce a variety of value-added ethylene oxide derivatives and other specialty chemicals in order to optimize its sales mix across petrochemical cycles. Oxiteno’s investments in research and development have resulted in the introduction of 70 new products during the last three years. Oxiteno will continue to invest in research and development focused on developing new products to meet clients’ needs. In addition, we intend to continue to focus Oxiteno’s sales in the Brazilian market, which allows us to continuously add value to our products.

Maintain financial strength

We seek to maintain a sound financial position to allow us to pursue investment opportunities and enhance our shareholders’ return on their investment in our Company. Our net debt (consisting of loans, debentures and financial leases recorded as current and non-current liabilities, net of cash and cash equivalents and financial investments) as of December 31, 2015 was R$4,928 million, representing a 1.2 times net debt (consisting of loans, debentures and financial leases recorded as current and non-current liabilities, net of cash and cash equivalents and financial investments) to EBITDA ratio. We have been consistently distributing dividends to our shareholders. During the five years ended December 31, 2015, we have declared yearly dividends representing an average of 60% of our net income.

Continue to grow our businesses

Our principal corporate goals are to enhance shareholder value and to strengthen our market presence by growing our businesses. Historically, we have grown our businesses organically and through acquisitions, such as the acquisitions of Shell Gás, Ipiranga, União Terminais, Texaco, DNP, Repsol, Temmar, American Chemical and Extrafarma, and we intend to continue this strategy.

We have also made several investments in the expansion of our existing operations. In Oxiteno, in the last five years ended December 31, 2015, we invested in the expansion of our production capacity focusing on specialty chemicals including investments outside Brazil – in Mexico, the United States and Uruguay. In Ipiranga, organic investments were mainly directed to the expansion of our resellers’ network and logistics infrastructure. In Ultracargo, investments were made to increase the capacity of our terminals in Suape, Santos and Aratu. We constantly analyze acquisition opportunities in the segments in which we operate and in complementary segments that could add value to our Company.

Key Financial Information

The table below sets forth certain financial information for us and our principal businesses:

	Year ended December 31,
	2015	2014	2013	2012	2011
	(in millions of Reais)
Net revenue from sales and services(1)
Ultrapar	75,655.3	67,736.3	60,940.2	53,868.9	48,628.7
Ultragaz	4,621.2	4,091.3	3,982.3	3,847.1	3,776.8
Ipiranga	65,349.8	58,830.1	53,384.1	46,829.4	42,221.6
Oxiteno	4,082.5	3,413.6	3,277.8	2,928.8	2,408.6
Ultracargo	315.5	346.5	332.1	293.6	259.9
Extrafarma(2)	1,336.3	1,101.3	—	—	—
EBITDA(3)
Ultrapar	3,953.3	3,157.9	2,918.0	2,411.4	2,047.5
Ultragaz	357.0	305.5	280.5	245.7	280.9
Ipiranga	2,768.8	2,288.0	2,029.6	1,652.6	1,366.4
Oxiteno	739.8	403.7	440.6	351.8	262.3
Ultracargo	26.3	166.9	157.5	142.7	116.8
Extrafarma(2)	28.7	29.8	—	—	—
Net income attributable to Ultrapar’s shareholders	1,503.5	1,241.6	1,225.1	1,019.9	854.3
Net debt(4)
Ultrapar	(4,928.4)	(3,975.1)	(3,425.9)	(3,084.0)	(2,882.8)

(1)	Segment information for Ultragaz, Ipiranga, Oxiteno, Ultracargo and Extrafarma is presented on an unconsolidated basis. See “Presentation of Financial Information” for more information.
(2)	In 2014, reflects results of operations for the 11-month period from February 1, 2014, the date on which Extrafarma’s results of operations were consolidated into our financial statements, through December 31, 2014. For additional information, see “Presentation of Financial Information.”
(3)	See footnote 5 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for a more complete discussion of EBITDA and its reconciliation to information in our financial statements.
(4)	See footnote 6 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for a more complete discussion of net debt and its reconciliation to information in our financial statements.

Distribution of Liquefied Petroleum Gas

Industry and Regulatory Overview

Liquefied petroleum gas (LPG) is a fuel derived from the oil or natural gas refining process. In Brazil, 76% of local demand in 2015 was produced in local refineries and the remaining 24% was imported. LPG has the following primary uses in Brazil:

•	Bottled LPG — used primarily by residential consumers for cooking; and

•	Bulk LPG — used primarily for cooking and water heating in shopping malls, hotels, residential buildings, restaurants, laundries, hospitals and industries, with several other specific applications to each industrial process, such as furnace heating, asphalt production, among others.

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

Currently, the LPG distribution industry in Brazil consists of 15 LPG distribution companies or groups of companies, and is regulated by the ANP. The LPG distribution industry includes purchasing nearly all its LPG requirements from Petrobras, filling LPG bottles and bulk delivery trucks at filling stations, selling LPG to dealers and end users, controlling product quality and providing technical assistance to LPG consumers. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Industry and Regulatory Overview — The role of the ANP.” LPG produced by Petrobras, which represented 76% of total LPG sold in Brazil in 2015, is transported in pipelines and by trucks from Petrobras’ production and storage facilities to filling stations maintained by LPG distributors. The balance is imported by Petrobras into Brazil and stored in large storage facilities mostly maintained by Petrobras. The imported LPG is then transported from the storage facilities by pipeline and truck to the LPG distributors’ filling stations.

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

Since 2001, distributors have been allowed to freely establish retail prices, which were previously set by the Brazilian government. Until the end of 2001, the LPG refinery price charged by Petrobras to all LPG distributors was determined by the Brazilian government and was the same for all LPG distributors in all regions of Brazil. Historically, refinery prices have been subsidized by the Brazilian government. In 2002, the Brazilian government abolished subsidies to refinery prices and in January 2002, Petrobras started to freely price LPG in the domestic market, adopting the international price plus surcharges as its benchmark. However, the Petrobras refinery price of LPG is still subject to the Brazilian government influence when the government deems appropriate. Refinery prices of LPG in Reais remained unchanged from May 2003 to the end of 2007, despite increases in oil and LPG prices in the international markets, which were partially offset by the appreciation of the Real compared to the U.S. dollar, reducing the difference between LPG prices in Brazil and in the international markets. However, since 2008 Petrobras has increased LPG refinery prices for commercial and industrial usage sporadically, as shown below:

(% increase)	Jan/08	Apr/08	Jul/08	Jan/10	Dec/14	Sep/15	Dec/15
Commercial and industrial LPG	15%	10%	6%	6%	15%	11%	4%

The LPG refinery price for residential use remained unchanged from May 2003 to September 2015, when Petrobras increased prices by 15%. In the last few years, Petrobras’ practice has been not to immediately reflect in its oil derivatives prices in Brazil the volatility of international prices of oil and oil derivatives.

In 2013 and 2014, Petrobras’ average refinery price was US$457 per ton and US$425 per ton, respectively, compared with the average international price of US$575 per ton and US$544 per ton, respectively. In 2015, Petrobras’ average refinery price was US$331 per ton compared with the average international price of US$254 per ton.

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

The self-regulatory code/ANP Resolution 15/2005. In August 1996, most of the Brazilian LPG distributors, representing more than 90% of the market, bottle manufacturers, LPG transportation companies and certain LPG retail stores, under the supervision of the Brazilian government, entered into a statement of intent regarding the establishment of a program for “requalifying” LPG bottles (a process under which they undergo safety and quality checks) and other safety procedures, known as the “Self-Regulatory Code” or “Código de Auto-Regulamentação.” See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Bottle swapping centers” and “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Requalification of bottles.” Before the Self-Regulatory Code came into effect, certain LPG distributors, not including Ultragaz, would fill bottles stamped with another distributor’s brand. This practice resulted in a low level of investment in new bottles, giving rise to concerns regarding the safety of older bottles. The Self-Regulatory Code provides, among other things, that:

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

Ultragaz itself was required to requalify 13.8 million bottles before November 2006 and an additional 10.7 million bottles by November 2011. Ultragaz requalified 3.0 million bottles, 3.8 million bottles and 3.1 million bottles in 2013, 2014 and 2015, respectively. In 2016, Ultragaz expects to requalify approximately 2.5 million bottles.

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

Ultragaz

We distribute LPG through Ultragaz. Founded in 1937, we were the first LPG distributor in Brazil. At that time, Brazilians used wood stoves and, to a lesser extent, alcohol, kerosene and coal stoves. Ultragaz was the leading company by sales volume in the Brazilian LPG market as of December 31, 2015.

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

Ultragaz is comprised of the following operating subsidiaries:

•	Companhia Ultragaz S.A., or Cia Ultragaz, the company that pioneered our LPG operations;

•	Bahiana Distribuidora de Gás Ltda., or Bahiana, which primarily operates in the Northeast region of Brazil; and

•	Utingás Armazenadora S.A., or Utingás, a storage services provider that operates two facilities in São Paulo and Paraná. Utingás was incorporated in 1967 when Ultragaz and other LPG distributors joined to construct LPG storage facilities based in the states of São Paulo and Paraná. Ultragaz currently owns 57% of Utingás. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Storage of LPG”.

Markets and marketing. When Ultragaz began its operations, it served only the Southeast region of Brazil. Currently, Ultragaz is present in almost all of Brazil’s significant population centers. In the last four years, Ultragaz strengthened its presence in the North and Northeast of Brazil, selling LPG in the states of Pará and Maranhão, where it did not have significant operations and where LPG consumption has historically grown faster than Brazil’s national average growth rate. Distribution of bottled LPG includes direct home delivery and retail stores, both carried out by Ultragaz or its dealership network mainly using 13 kg ANP approved bottles. In the case of Ultragaz, the bottles are painted blue, which we believe is an important element in recognizing the “Ultragaz” brand. Ultragaz’s operating margins for bottled LPG vary from region to region and reflect market share and the distribution channel in the region.

Before Shell Gás’ acquisition, Ultragaz’s sales strategy for bottled LPG delivery was to increase market share through geographical expansion as well as protecting and incrementing market participation in regions where it already operated. With the acquisition of Shell Gás, Ultragaz became the Brazilian market leader in LPG, and the focus of its marketing strategy evolved to investing in the brand, protecting market share and strengthening its position in certain regions where it does not have a significant presence. The LPG bottled market in Brazil is a mature one and Ultragaz believes that growth in demand in the long term will be a function of an increasing number of households consuming the product as well as an increasing level of household income.

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

Ultragaz’s strategy for bulk LPG distribution is to continue its process of product and service innovation and to increase the profile of its trademark. Ultragaz also has a team to identify the needs of each bulk LPG client and to develop technical solutions for using LPG as an energy source. Furthermore, in 2015 Ultragaz started operating under a new concept for the small- and medium business clients, named Ultrapronto. As an innovative concept in the LPG industry, Ultrapronto represents a more agile and complete service to the client, including client prospection, setup of equipment, logistics and after-sale service, and permeates the entire value chain of the bulk segment, based on: (i) differentiated value proposition for the client, (ii) standardization of processes, in order to enable the service to client, (iii) substantially increase the generation of new business, and (iv) rationalization of the installation process (30% of time reduction on average).

The table below shows Ultragaz’s sales of LPG to clients of bottled and bulk LPG:

	Year ended December 31,
Client category	2015	2014	2013
	(in thousands of tons)
Bottled LPG
Residential delivery by Ultragaz / Ultragaz owned retail stores	63.2	65.9	64.4
Independent dealers(1)	1,104.5	1,089.6	1,069.6

Total bottled LPG	1,167.8	1,155.4	1,134.0
Total bulk LPG	528.8	555.8	562.3

Total tons delivered	1,696.6	1,711.2	1,696.3

(1)	Includes residential deliveries and distribution through retailers’ stores.

Residential delivery has evolved during the last years from primarily door-to-door to a primarily scheduled or phone-ordered delivery.

LPG distribution is a very dynamic retail market where consumers’ habits change constantly, thus creating opportunities for the company. In order to more closely track market developments and differentiate itself from its competitors, Ultragaz has developed and enhanced sales channels and payment methods. In the last decade, the company expanded the participation of Disk Gás (sale of LPG bottles by telephone) and, more recently, introduced ordering through a smartphone app (Ultragaz Connect). These initiatives provide customers with greater convenience, add further value and generate logistic optimization to Ultragaz. The same principles have been extended to the bulk segment, in which Ultragaz is a pioneer and has a leading position, and where it has been developing new usages for its products, such as localized heating for the ignition of industrial furnaces, mainly in iron and steel industries. Ultragaz also began offering new solutions that make it an alternative or supplement for companies located in areas supplied with natural gas. Lastly, tracking consumption trends in the bulk segment, Ultragaz intensified its unique account billing service in residential condominiums, through which it provides individual gas bills.

Given Ultragaz’s capillarity and outreach of the most remote communities in Brazil, it has engaged in a series of initiatives and partnerships to promote social inclusion, education and culture. The table below shows the most relevant ones.

Project	Year of launch	Brief description
Ultragaz Cultural	2000

✓ Series of shows, movies, theater, literature and educational workshops

✓ 2008 – 2014: attended 22 states in Brazil and 125,000 children

✓ 2015: benefited more than 12,000 children in 13 states in Brazil

Partnership with Ministry of Health	2008	✓ Awareness and educational campaigns to address diseases prevention, such as dengue, and H1N1, as well as other basic health concerns

UN Global Compact	2009	✓ Ultragaz is a signatory of the UN Global Compact

Junior Achievement	2009	✓ The largest and oldest organization in Brazil dedicated to educating youth in business ✓ 2015: benefited more than 300,000 students in 13 states in Brazil

“Pega Pilhas, Baterias e Celulares”	2012	✓ Collection and disposal of used batteries in Ultragaz’s consumers’ households ✓ 2015: more than 1 ton of batteries collected in 10 states in Brazil

“Campanha Junte Óleo: Ultragaz Coleta e Soya Recicla” – Partnership with Bunge and Triângulo Institute, a NGO	2013

✓ Cooking oil recycle campaign to avoid its disposal into drinkable water sources

✓ 2015: over 300,000 liters of oil collected, reaching 180,000 Brazilian households

✓ 2015: the project won the 14th Marketing Best Sustainability Award

Partnership with BNDES	2014

✓ Improvement of the infrastructure of Brazilian cooperatives of recyclable materials and training of the cooperative members in basic management tools

✓ 2014 – 2015: carried out in six cities in Brazil

“Somar Sustentabilidade”	2014	✓ A project that aims to foster sustainability concept and practices among its resellers

Also, in 2014, Ultragaz developed its first LPG Shop constructed according to USGBC (United States Green Building Council) criteria, seeking to be accredited by LEED (Leadership in Energy and Environmental Design) and AQUA (High Environmental Quality) certifications. It has recyclable materials collectors, rainwater utilization system, saving light bulbs, LPG heater and “green wall”. The first store was launched in 2014 in São Paulo, and there are expansion projects in progress in Ceará and Salvador.

Distribution infrastructure. Ultragaz’s distribution strategy includes having its own distribution infrastructure for bulk LPG, since it believes proximity to customers is a significant factor in successful distribution and sales strategies. Ultragaz also maintains a large independent dealers network for the bottled LPG. See “— Independent dealers”. The services associated with Ultragaz’s home deliveries strongly influence the ranking of the “Ultragaz” brand name in the bottled market. Ultragaz seeks to expand its home delivery services, including faster delivery, quality and comfort for its customers, having delivery personnel that provide safety recommendations to household customers. For both bottled and bulk LPG, deliveries are made by a staff wearing Ultragaz uniforms and driving vehicles with Ultragaz’s logo. Ultragaz has also invested in information technology for improving its process, such as logistics optimization and production efficiency.

Ultragaz delivers bottled LPG, using a distribution network, which as of December 31, 2015 included 52 company-owned points of sales, and approximately 5,100 independent dealers. As of December 31, 2015 Ultragaz had a fleet of 93 vehicles for the delivery of gas bottles and 281 for bulk delivery. Ultragaz also maintains a call center, which centralizes LPG bottle orders made through phone calls.

Bottled sales capacity derives from the number of bottles bearing Ultragaz’s brands. Ultragaz estimates that, as of December 31, 2015, there were 23.2 million 13 kg bottles stamped with Ultragaz’s brands in the market.

Independent dealers. Ultragaz’s independent distribution network ranges from large dealers, which carry out extensive home delivery, to single retail stores, which sell small quantities of LPG bottles. Until the enactment of ANP Rule 297 on November 18, 2003, independent dealers needed only to be registered with ANP for the sale of LPG bottles. No licenses were required except for those required by the fire department and the municipal authorities. Rule 297 established that the independent dealers must be registered with ANP and comply with a list of prerequisites contained in such rule, as well as those required by law for the storage of bottles up to 90 kg. Also, each municipality sets forth its own safety regulations applicable to stores that sell LPG, including a minimum distance from certain locations, such as schools. For the year ended December 31, 2015, 95% of Ultragaz’s bottled LPG sales were made through independent dealers. The agreements entered into between Ultragaz and independent dealers require the use of the Ultragaz brand and the display of the Ultragaz logo in the delivery vehicles and on the uniforms worn by delivery personnel. Proprietary rights in the trademark and logo are retained by Ultragaz and are duly registered with the National Institute of Industrial Property (INPI —Instituto Nacional de Propriedade Industrial). All contracted dealers are Ultragaz’s exclusive representatives. Under the terms of the respective contracts, each dealer agrees not to deliver non-Ultragaz LPG bottles.

Ultragaz understands that investing in the efficiency if its resellers network is key for staying ahead of competition and at the same time aligned with market demand for LPG. Accordingly, Ultragaz has developed several programs aimed at improving resellers management quality and standards.

The main tool is the Programa de Qualificação de Revendas (Reseller Qualification Program), which seeks to standardize Ultragaz’s resellers’ best management practices, including brand standardization, management quality, and strict compliance with the laws applicable to the industry. Through an assessment process, resellers are classified into categories (blue diamond, diamond, golden, bronze and opportunity), allowing the participants to check their performance compared to Ultragaz’s excellence standards and stimulating constant improvement. In 2015, approximately 4.7 thousand resellers participated in the program – a significant increase compared to 2008, when the program began with approximately 700 resellers evaluated. Out of the resellers that participated in the program in 2015, 74% (or 3.5 thousand) were qualified as bronze or above, in line with 2014 (75%) and 2013 (74%), attesting their compliance with most of Ultragaz’s quality requirements. In addition to the Reseller Qualification Program, Ultragaz has been deploying new initiatives to improve the efficiency of its resellers, such as the pre-operation training programs, aiming to accelerate their maturing process and anticipate financial results, increasing success rates among the new resellers, comprised of courses focused on key aspects of LPG operations, marketing and cash flows, among others.

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

Bottle swapping centers. Pursuant to the Self-Regulatory Code, established in 1996 and approved by ANP, the LPG distributors have established 9 operating swapping centers to facilitate the return of the bottles to the appropriate distributor. Under the Self-Regulatory Code, while LPG distributors may pick up any empty LPG bottles tendered by customers in exchange for full LPG bottles, whether or not such empty bottles were put in circulation by that distributor, after October 1997, LPG distributors were not permitted to refill third-party bottles. Accordingly, LPG distributors may deliver third-party bottles to a swapping center where such bottles may be exchanged for bottles placed in circulation by such LPG distributor. The swapping centers currently charge a fee of R$0.48 per exchanged LPG bottle. In areas where only one LPG distributor has a sizable market share, it is customary to use the facilities of that distributor as an unofficial swapping center.

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

Petrobras freely prices LPG in the domestic market, adopting the international price plus surcharges as its benchmark. However, the Petrobras refinery price of LPG is still subject to the Brazilian government influence when the government deems appropriate. Refinery prices of LPG in Reais remained unchanged from May 2003 to the end of 2007, despite increases in oil and LPG prices in the international markets, which were partially offset by the appreciation of the Real compared to the U.S. dollar, reducing the difference between LPG prices in Brazil and in the international markets. However, since 2008 Petrobras has increased LPG refinery prices for commercial and industrial usage sporadically, as shown below:

(% increase)	Jan/08	Apr/08	Jul/08	Jan/10	Dec/14	Sep/15	Dec/15
Commercial and industrial LPG	15%	10%	6%	6%	15%	11%	4%

The LPG refinery price for residential use remained unchanged from May 2003 to September 2015, when Petrobras increased prices by 15%. In the last few years, Petrobras’ practice has been not to immediately reflect in its oil derivatives prices in Brazil the volatility of international prices of oil and oil derivatives. We cannot guarantee that this trend will continue. Any sharp increase in LPG prices charged to LPG distributors could have an impact on Ultragaz’s results if it is unable to maintain its operational margins or sales volume.

In 2013 and 2014, Petrobras’ average refinery price was US$457 per ton and US$425 per ton, respectively, compared with the average international price of US$575 per ton and US$544 per ton, respectively. LPG refinery prices for residential use have remained unchanged since 2003. In 2015, Petrobras’ average refinery price was US$331 per ton compared with the average international price of US$254 per ton. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Industry and Regulatory Overview — The role of the Brazilian government.”

Storage of LPG. On December 31, 2015, Ultragaz’s storage capacity was approximately 19.4 thousand tons, including Utingás’ storage capacity. Based on its 2015 average LPG sales, Ultragaz could store approximately 3.5 days of LPG supply. Accordingly, an interruption in the production of LPG may result in shortages, such as the one that occurred during the Petrobras strike in 1995.

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

Competition. Ultragaz’s main competitors are:

•	Liquigás, which was acquired by Petrobras in June 2004 from the ENI Group and has been operating in the Brazilian LPG distribution sector for more than 60 years;

•	Supergasbras, formed by the merger of Minasgás S.A., founded in 1955, and Supergasbras S.A., founded in 1946, and controlled by SHV Energy, a major multinational LPG distributor, which operates through its two separate brands, Minasgás and Supergasbras; and

•	Nacional Gás Butano, a Brazilian LPG distributor which has been present in the market for more than 60 years.

The following table sets forth the market share of Ultragaz and its competitors in terms of volume:

	Year ended December 31,
LPG Distributor	2015	2014	2013
Ultragaz	23.2%	23.0%	23.1%
Liquigás	22.6%	22.5%	22.6%
Supergasbras	20.4%	21.1%	21.1%
Nacional Gás Butano	19.2%	18.8%	18.8%
Others	14.6%	14.6%	14.3%

Total	100.0%	100.0%	100.0%

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

In 2013, the Brazilian LPG market increased by 2.7% compared to 2012, mainly driven by the growth of 5.8% in the bulk segment due to the country’s economic growth. In 2014, the Brazilian LPG market increased by 1.2% compared to 2013. The bulk segment grew by 1.4% over 2013, a lower growth compared to the previous year mainly due to the worsening of the economic environment in Brazil. In 2015, the Brazilian LPG market decreased by 1.5% compared to 2014, mainly driven by the decrease of 5.4% in the bulk segment compared to 2014, mostly due to the continued worsening of the economic environment in Brazil.

The following graph shows LPG sales volume for the Brazilian market and Ultragaz for the periods indicated:

Source:	ANP (volume for 2005, 2006, 2007 and 2008 according to Sindigás)

Income tax exemption status. Brazilian legislation provides a 75% income tax reduction for businesses located in the northeast region of Brazil, which depends of SUDENE’s formal and previous consent. The tax benefits that Ultragaz’s filling plant located at Caucaia benefited from expired in 2012. On December 2015, a new request for the incentive was filled, without response until the date of this report. Mataripe’s plant has renewed its 75% income tax reduction up to December 2024, based on investments made to increase production capacity and on the modernization of the facility. Also, Aracaju’s and Suape’s plants are entitled to this tax benefit up to 2017 and 2018, respectively. The total amount of SUDENE’s income tax exemption for Ultragaz for the years ended December 31, 2015 and 2014 was R$5.3 million and R$3.9 million, respectively. For further information, see Note 9(c) to our 2015 consolidated financial statements.

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

Fuel Distribution

Industry and Regulatory Overview

The Brazilian fuels market comprises the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene and natural gas for vehicles (NGV). In 2015, diesel represented 47% of the fuels distributed in Brazil, followed by gasoline, ethanol, fuel oils, NGV and kerosene, each of which represented 33%, 15%, 4%, 1% and less than 0.01%, respectively.

Growth in the fuel distribution sector has been directly influenced by GDP growth rates and size of light vehicle fleet. GDP growth is the main driver for diesel volume, given that diesel in Brazil is highly used for buses, trucks and agricultural engines. The size of the light vehicle fleet influences the growth in the combined volumes of gasoline, ethanol and NGV, which are basically used for light vehicles. The growth in the size of the car fleet in turn, is highly correlated with credit availability and disposable income. Since 2005, the Brazilian economy has been passing through a structural change with the creation of a larger credit market for consumer goods.

In December 2015, credit in Brazil reached 54% of GDP, compared to 59% in December 2014, 56% in December 2013, 54% in December 2012 and 49% in December 2011, which, combined with an increase in disposable income in Brazil, had a positive effect on the sales of vehicles in those years. According to ANFAVEA, approximately 2.5 million new light vehicles were registered in Brazil in 2015, a decrease of 26% compared to 2014. The light vehicle fleet was estimated to have grown by 3% in 2015, reaching 40 million at the end of the year. Among the total vehicles sold in 2015, 88% were flex-fuel vehicles, which have engines adapted to operate using either gasoline or ethanol, or by any combination of the two, 5% were gasoline-only fueled vehicles and the remaining 6% were diesel-only. Since the launching of flex-fuel vehicles in Brazil in 2003, 26.8 million flex-fuel cars were sold in Brazil.

Moreover, recent changes to legislation and inspection in the fuel distribution sector have helped to progressively curb unfair competition, creating a level playing field. These improvements should benefit the formal market by capturing the volume from the grey market.

According to ANP, the distribution of fuels (gasoline, ethanol and diesel) is made mainly through three channels, as follows:

•	Service stations (78% of the market in terms of volume in 2014, last available data), which serve final retail consumers;

•	Large consumers (16% of the market in terms of volume in 2014, last available data), mainly industries and fleets; and

•	Retail — wholesale resellers — TRR (6% of the market in terms of volume in 2014, last available data), specialized resellers that distribute diesel to medium and small volume end-users.

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

All gasoline sold in Brazil must contain a certain proportion of anhydrous ethanol that can vary from 18% to 27.5%. In October, 2011, the Brazilian Agriculture Ministry reduced the required percentage of anhydrous ethanol mixed with gasoline from 25% to 20%. In May 2013, the Brazilian Mines and Energy Ministry increased the required percentage of anhydrous ethanol mixed with gasoline again to 25%. In March 2015, the Brazilian Agriculture Ministry increased the required percentage of anhydrous ethanol mixed with gasoline from 25% to 27.5%.

Gasoline “A”, as it is known in its unmixed form, is mixed with anhydrous ethanol at primary storage terminals or at secondary storage terminals. Gasoline “A,” mixed with anhydrous ethanol, forms gasoline “C,” which is delivered directly to service stations and large consumers by truck.

Since January 2008, under the Biodiesel Program, distributors have been required to include a percentage of biodiesel in the volume of diesel sold, in order to reduce greenhouse gas emissions. In addition, this program has also the social purpose of encouraging and developing small agriculture producers of biodiesel raw materials. From January 2008 to June 2008, the biodiesel mix requirement was 2%. On July 1, 2008 and 2009, the biodiesel mix requirement was increased to 3% and to a further 4%, respectively. On January 1, 2010, the biodiesel mix requirement was increased to 5%, on July 1, 2014 to 6% and on November 1, 2014 to 7%. In March 2016, the government enacted the Law 13,263 which rises the required percentage of biodiesel mix to diesel to 8% until 2017, reaching 10% in 2019.

As of December 31, 2015, there were 188 fuel distributors authorized by ANP to operate in Brazil.

Supply. Petrobras is currently the only relevant supplier of oil derivatives in Brazil, accounting for 99% of the domestic production. There are currently 17 oil refineries in Brazil, of which Petrobras owns 13. Petrobras’s total refining capacity in 2015 was 367 thousand cubic meters per day. Brazilian refineries are located predominantly in the South and Southeast regions of Brazil. The overall product yield for these refineries in 2015 was 42% diesel, 22% gasoline, 12% fuel oil, 6% LPG and 18% other products, including naphtha.

Ethanol is purchased from various producers. In 2015, there were nearly 400 distilleries in Brazil, which produced approximately 30 million cubic meters of ethanol, 39% of which was anhydrous ethanol and the rest of which was hydrated ethanol. Brazil’s supply of anhydrous and hydrated ethanol is seasonal and depends on the sugarcane harvest. In 2015, 92% of such supply came from Central and Southern Brazil and the remainder of which came from Northern Brazil.

Biodiesel is purchased from the many producers of biofuels in Brazil, and its main raw materials are tallow and soy seeds. As of December 31, 2015, there were 51 biodiesel producers, located predominantly in the Midwestern region. Brazil’s biodiesel production in 2015 was about half of its total production capacity. Since January 2008, which was the first year of the Biodiesel Program, Petrobras has been required to purchase biofuels in auctions promoted by ANP and supply distributors with amounts of biodiesel corresponding to the proportional volume of diesel purchased. This policy aims to prevent distributors from selling diesel without including the minimum required amount of biodiesel.

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

Due to the Real depreciation and that the average cost of oil derivatives imported from the international markets was higher than the price practiced by Petrobras in the Brazilian market, (i) in January 2013, Petrobras increased gasoline and diesel prices by 6.6% and 5.4%, respectively; (ii) in March 2013, Petrobras announced a new adjustment in diesel price, of 4.9%; and (iii) in November 2013, Petrobras increased gasoline and diesel prices by 4.0% and 8.0%, respectively. In November 2014, Petrobras announced another increase in the gasoline and diesel prices by 3.0% and 5.0%, respectively.

In January 2015, the Brazilian government announced the return of the CIDE tax and the increase in the PIS and COFINS taxes on fuel, with an impact of R$220 per cubic meter for gasoline and R$150 per cubic meter for diesel, valid from February 1, 2015. On September, 30 2015, Petrobras announced a new increase in gasoline and diesel prices of 6.0% and 4.0%, respectively.

Ethanol prices are deregulated, being freely charged by the ethanol producers. In order to curb unfair competitive practices in the ethanol sales, some measures have been taken by the government, supported by Sindicom members. In April 2008, it became mandatory for fuel producers and distributors, as well as TRRs, to issue electronic tax invoices in all the states of Brazil. In addition, in June 2008 the government, through the Brazilian Congress, enacted the Law 11,727/08, based on the Provisional Measure 425 (Medida Provisória 425), which came into force in October 2008. Under this law, two initiatives were imposed to prevent tax evasion: (i) increasing the proportion of collection of PIS and COFINS taxes at distilleries from 25% to 40% and (ii) requiring distilleries to install flow meters (medidores de vazão) to control the output of ethanol, which is still awaiting the definition of certain technical aspects to be implemented. In 2009, ANP started to track sales of methanol. The blending of methanol with ethanol is an example of product adulteration practiced by certain distributors or gas station owners, mainly in the State of São Paulo. On May 7, 2013, the government adopted the Provisional Measure 613 (Medida Provisória 613), which, among other resolutions, granted tax incentives to ethanol producers and to chemical producers through PIS and COFINS tax credits and reductions. As a result, all PIS and COFINS taxes levied on ethanol, which corresponded to R$120 per cubic meter as of December 31, 2013, are collected by the producers, and they receive a R$120 per cubic meter tax credit to offset the increased PIS and COFINS taxes levied on ethanol.

In accordance with the publication of the Law No. 11,097 on January 13, 2005, the National Biodiesel Program (Programa Nacional de Biodiesel) was created. Since 2008, a certain amount of biodiesel has been required to be added to diesel. In addition, some changes were required in the distributors’ facilities, as well as the restructuring of its logistics. In March 2016, the government enacted the Law 13,263 which rises the required percentage of biodiesel mix to diesel to 8% until 2017, reaching 10% in 2019.

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

The role of the ANP. The ANP is responsible for the control, supervision and implementation of the Brazilian government’s policies with respect to activities related to oil, natural gas and biofuels. The ANP regulates all aspects of the industry, from the exploration and/or production, transportation to the sale of these products, including product quality standards and to the minimum storage capacities required to be maintained by distributors with respect to oil and oil products in Brazil. Prior to 1999, there were no formal requirements imposed by the Brazilian government on the fuel distribution segment. Distributors were only required to register with the national department of fuels or the national Petroleum Agent or the National Agency prior to starting operations. On December 30, 1999, the ANP established through Resolution No. 202, a number of requirements, with which all distributors must comply. In October 2014, the ANP Resolution No. 202 was replaced by Resolution ANP No 58/2014. Under the new rules a fuel distributor, in order to operate in Brazil, must obtain an operating authorization and meet certain minimum requirements of operation, including:

•	minimum paid-in capital of R$4,500,000.00;

•	proof of financial capacity equivalent to expected volumes to be sold (proof of such capacity may include proof of ownership of assets, insurance or a bank guarantee).

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

Sindicom represents the interests of major Brazilian fuel distributors, which controlled 77% of the Brazilian fuel market in 2015. Sindicom was formed in 1941 and its primary purpose is to promote uniform standards for industry regulation and to provide a forum in which members can discuss matters affecting the industry. Sindicom represents its members in discussions before federal and state governmental bodies and presents its members perspectives on relevant laws and regulations, including those relating to taxation, operations, industrial and occupational safety and environmental protection.

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

Among the actions taken were:

(i) significant interaction with the Brazilian judiciary, including holding seminars for judges and prosecutors concerning the problems facing the industry and directly participating in tax litigation involving distributors that are not Sindicom members, (ii) sponsorship of the development of a chemical coloring solvent that is added to anhydrous ethanol, in order to prevent the addition of water (and later to be sold as hydrated ethanol), (iii) support of ANP resolution that restricts the sale of hydrated ethanol by producers to distributors and prohibits sales by producers to resellers or end-consumers; (iv) support of ANP resolution that forbids distributors to sell fuels to resellers operating under another brand, except for white-flag dealers, who operate without a brand; (v) contribution to the development of CODIF, a system that electronically controls the collection of value-added taxes on fuel sales, (vi) support in the implementation of electronic invoices at the federal level, concluded in 2008, (vii) support for ANP regulation which established brand definition and the obligation of disclosing the origin of the fuels in order to inhibit certain distributors from using a fake brand (known as cloned stations); and (viii) the suggestion of several other measures, supported by ANP, including focusing the collection of PIS and COFINS on distilleries and the installation of flow meters, which were included in Law 11,727/2008. As a result of these efforts, the more regulated market is leading to the weakening of the business model of lower prices based on artificially lower costs and unfair practices, creating a level playing field and increasing sales volume of the formal market. In 2015, share of ethanol volume sold by Sindicom members over the total market was 62%, an increase compared to 58% in 2011, as a result of the practices mentioned above and investments made by the branded distributors in converting unbranded service stations.

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

Ipiranga

Ipiranga was founded in 1937 and is currently the largest private player in the Brazilian fuel distribution market, with 22% market share in terms of volume in 2015 and 7,230 service stations as of December 31, 2015.

Ipiranga distributes diesel, gasoline, ethanol, NGV, fuel oil, kerosene, ARLA (liquid agent to reduce nitrogen oxides emissions from heavy vehicles), lubricants and greases nationwide. In addition to a traditional fuel distribution business, Ipiranga has implemented a differentiation strategy, by offering other products and services throughout its service station network. This strategy has led to a significant and growing convenience store business, branded am/pm, including the expansion of the bakery network and private label products under the same brand, as well as lubricant servicing businesses, Jet Oil and Jet Oil Motos, and the consolidation of other related products and services. In 2014 Ipiranga launched its own supply solution for its am/pm convenience stores, the am/pm Suprimentos. At the end of 2015, am/pm Suprimentos operated three distribution centers in Brazil (Rio de Janeiro, Paraná and São Paulo). In 2015, Ipiranga launched in São Paulo new configurations of the am/pm store concept, “the am/pm Super Store”, for urban service stations, and “am/pm Estação”, for service station in highways. The newly launched am/pm models increased the offer of convenience by adding new services and products to the traditional ones: health and beauty space, grocery store, full meals and a new fast food concept appropriate to each type of client. For more information see “Item 4.B. Information on the Company — Business Overview — Our Strategy — Enhance retail network.”

Among the other related products and services, we highlight Ipiranga’s loyalty program, Km de Vantagens, which has reached 21 million participants as of December 31, 2015, and the online service station, “Posto Ipiranga na Web”, where customers can acquire fuel credits online and use them to purchase fuel at our accredited fuel stations.

Markets and marketing. Until March 2009, Ipiranga only operated in the South and Southeast regions of Brazil. After the acquisition of Texaco, Ipiranga became a nationwide distributor and started to operate in the Northeast, North and Midwest regions of Brazil, regions where the fuel consumption grows above the national average rate, given the lower car penetration and faster-growing household income compared to other regions. Under the terms of the Ipiranga Group Transaction Agreements, Petrobras had the exclusive right to use Ipiranga’s brand in the operating regions of the Northern Distribution Business for five years from the date of the acquisition of Ipiranga Group, which expired in April 2012. Until then, Ipiranga operated under the Texaco brand in those regions. In November 2010, Ultrapar closed the acquisition of DNP, which distributes fuel in the states of Amazonas, Rondônia, Roraima, Acre, Pará and Mato Grosso through a network of 110 service stations, with 4% market share in the North region of Brazil in 2010. See “Item 4.A. Information on the Company — History and Development of the Company.” In 2015, Ipiranga continued its strategy to increase its scale of operations, adding 174 service stations through the conversion of unbranded service stations and the opening of new gas stations. Furthermore, Ipiranga ended 2015 with 1,159 eco-efficient service stations (Posto Ecoeficiente — service stations with a set of solutions that reduce the consumption of materials, natural resources and energy of these service stations, including the reduction of waste generated during the construction). Ipiranga is also focusing on the expansion of Jet Oil and am/pm franchises to enhance the service and convenience of consumers at the Ipiranga service stations.

Growth in the fuel distribution sector is directly influenced by GDP growth rates and by the size of the car fleet. In 2010, 2011 and 2012, the automotive sector reached new records of new light vehicles registered, mainly as a result of the increased disposable income and credit availability. See “Item 5.D. Operating and Financial Review and Prospects — Trend Information.” See “Item 4.B. Information on the Company — Business Overview — Fuel Distribution — Industry and Regulatory Overview.” Furthermore, legislative changes and inspection in the fuel distribution sector occurred in the last years have progressively curbed unfair competition, creating a level playing field in the Brazilian distribution market. Overtime, these improvements should benefit the formal market by capturing the volume from the grey market.

In 2015, 2.5 million new light vehicles were registered according to ANFAVEA, a decrease of 26% in relation to 2014, with flex fuel cars representing 88% of the total light vehicles registered in 2015.

According to ANFAVEA, the estimated total light vehicles fleet in Brazil as of December 31, 2015 was 40 million, an increase of 3% from 2014, as a consequence of the 2.5 million new cars registered and an estimated scrapping of 1.4 million cars in 2015.

In 2015, the fuel volume sold by Ipiranga slightly increased by 0.4% compared to 2014, with (i) the combined sales volume of gasoline, ethanol and NGV increasing by 2.5 driven by the growth in light vehicle fleet and investments made to expand its service station network, partially offset by the effects of higher unemployment rates over the year and the consequent impact on household consumption, and (ii) diesel sales volume decreased 1.6% in the period, as a result of the economic downturn, partially offset by the investments made to capture new clients.

Ipiranga’s sales volume from its service station network accounted for 75% of its total sales in 2015. As of December 31, 2015, there were 7,230 service stations operating under the Ipiranga brand, of which 795 had the land either owned by us or under a long term lease to us and 6,435 owned by third parties. In 2015, 90% of these service stations were located in urban areas, with the remaining 10% located in highways.

Distribution to large consumers represented 18% of Ipiranga’s sales in 2015. Ipiranga directly sold to 5,630 customers in 2015, including state and municipal governments, industries and cargo and passenger transportation fleet owners.

Ipiranga also sells diesel, lubricants, fuel oil and kerosene to 281 independent TRRs that redistribute these products to small and medium-sized companies throughout Brazil. Ipiranga’s TRR clients consist mostly of companies that have large fixed tanks at their facilities. These clients represented 7% of Ipiranga’s sales volume in 2015.

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

The table below shows Ipiranga’s sales by product:

	Year ended December 31,
	(in thousand cubic meters)
	2015	2014	2013
Diesel (by client category)
Service station	6,982.9	7,226.2	7,003.5
Large consumers	4,379.5	4,386.0	4,619.1
Retail—wholesale resellers (TRR)	1,733.8	1,696.4	1,709.7
Total Diesel	13,096.2	13,308.6	13,332.3

Gasoline	8,554.4	9,204.1	8,580.9
Ethanol	3,444.8	2,478.5	2,194.6
Others(1)	629.5	622.3	650.1

Total volume sold	25,724.8	25,613.5	24,757.9

(1)	Includes NGV, fuel oil, kerosene, arla and lubricants.

Distribution infrastructure. Ipiranga operated through 91 storage terminals as of December 31, 2015 that were strategically located to facilitate fast and economic delivery of its products. There are two types of facilities: primary storage terminals, generally located near the coast and major cities, which are supplied by refineries through pipelines, and secondary storage terminals, which are mainly located inland, and are supplied by primary terminals by railroad or through road transportation for locations not accessible by railroad. Ethanol is supplied to the terminals by road.

Ipiranga has its own fleet of trucks through its transportation company, Tropical, which was responsible for transportation of 28% of the volume of fuels sold by Ipiranga in 2015, with the remaining portion of the transportation provided by third parties.

Resellers. Ipiranga generally enters into three types of arrangements with resellers in which: (i) it owns land, equipment and buildings for a service station that it leases to an operator, (ii) a third party owns land, and leases it to Ipiranga and it constructs a service station facility or make improvements to an existing facility and leases the station to an operator and (iii) the operator or a third party owns the land and constructs a service station facility or makes improvements to an existing facility that is typically financed by Ipiranga. Under the terms of the contracts and in accordance with applicable law, each reseller operating under Ipiranga’s brand must purchase fuels exclusively from us. For the year ended December 31, 2015, 75% of Ipiranga’s volume sold was through resellers.

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

In 2009, Ipiranga created Km de Vantagens, a pioneer customer loyalty program in the fuel industry that provides awards and benefits to customers and resellers. Ipiranga developed strategic partnerships to broaden the scope of the program and the benefits for its clients and resellers, including partnerships in areas of entertainment, tourism, magazines and airline tickets, among others. By the end of 2015, Km de Vantagens, the largest loyalty program in Brazil, had more than 21 million clients registered. Each year, Ipiranga seeks new initiatives to add further value to the program, maintain current participants and increase the number of new participants.

In 2010, through its am/pm convenience stores, the largest convenience store network in Brazil, Ipiranga began launching initiatives to increase product offerings through the launch of private label products, including energy drinks and snacks, and the expansion of the am/pm bakeries, providing to resellers an additional source of income, as well as strengthening the am/pm brand. In 2014, Ipiranga launched a new beer purchase experience through its Beer Cave, which is a refrigerated container that stores more than 100 brands of beer. Ipiranga ended 2015 with 1,910 am/pm stores, 521 bakeries and 237 Beer Caves.

In November 2012, Ipiranga launched ConectCar. See “Item 4.A. Information on the Company — History and Development of the Company” and “Item 4.B. Information on the Company — Business Overview — Our Strategy — Enhance retail network.”

The Jet Oil units, Ipiranga’s lubricant-changing and automotive service specialized network, ended 2015 with 1,466 franchises, including 251 Jet Oil Motos, the first specialized lubricant-changing and service network for motorcycles.

In 2014, we entered into partnerships with Shoptime, the first Brazilian home shopping television channel, which also operates via the Internet and catalog. The customers are offered more than 100 thousand products, from home care to electronics.

In order to strengthen the am/pm convenience stores’ product offering and operations, Ipiranga launched in 2014 its own supply solution. The am/pm Suprimentos concentrates logistics, sales and customer service of the convenience stores main products in just one structure. This initiative aims to streamline the am/pm’s convenience store operation, increase the competitiveness of franchisees and ensure higher quality product range. At the end of 2015, am/pm Suprimentos supplied the stores of Rio de Janeiro, Espírito Santo, São Paulo, Paraná and Santa Catarina states with the main categories of products, except for tobacco and ice cream.

In 2015, Ipiranga presented in São Paulo new configurations of the am/pm store concept, as previously described. The new am/pm store models increase the options for complementary revenues to resellers.

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

Since 2013, Ipiranga is a signatory of the UN Global Compact, an initiative sponsored by the United Nations formed by companies, institutions and the society. Its main goal is to mobilize the international business community to adopt internationally accepted business practices in the areas of human rights, labor relations, environment and anti-corruption intended to promote sustainable growth and civic awareness. Ipiranga annually publishes a Communication of Progress – COP – showing projects and actions taken during the year to comply with the UN Global Compact.

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

The ethanol fuel market in Brazil consists of nearly 400 distilleries, producing sugar and ethanol from sugarcane. Ethanol production occurs approximately eight months per year. A portion of the production is stored in the distilleries to meet demand during the inter-harvest season. Distilleries produce two types of ethanol: (i) anhydrous ethanol, which must be blended with gasoline and (ii) hydrated ethanol, which is essentially used for flex fuel vehicles.

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

Storage of fuels. Ipiranga stores its fuels in large tanks at each of its facilities located throughout the regions in which it operates. Primary facilities receive fuels directly from Petrobras by pipeline and from distilleries by railroad and road transportation and secondary facilities are supplied by railroad and truck. See “Item 4.D. Information on the Company — Property, Plant and Equipment.” In 2015, Ipiranga’s storage capacity was 576,211 cubic meters. Based on its 2015 average sales, Ipiranga can store approximately eight days of fuel supply, in line with the average stock period of the fuel distribution industry. Accordingly, an interruption in the production of oil-based fuels for longer than that time period could result in shortages, such as the one that occurred during the Petrobras strike in 1995.

Competition. Ipiranga’s main competitors in 2015 were:

•	Petrobras Distribuidora S.A. (“BR”), a subsidiary of Petrobras, which has been operating in the Brazilian fuel distribution sector since 1971. BR is the Brazilian market leader and operates throughout the entire country.

•	Raízen Combustíveis S.A. (“Raízen”), a joint venture between Cosan S.A. (“Cosan”) and Shell International Petroleum Company Limited (“Shell”), a subsidiary of Royal Dutch Shell. Cosan is the largest producer of sugar and ethanol in Brazil, having entered the fuel distribution market in 2008, when it acquired Esso’s fuel distribution business in Brazil. In June 2011, Cosan established Raízen, a joint venture with Shell in June 2011 by combining certain of their respective assets, including their respective distribution businesses.

•	Alesat, a domestic Brazilian fuel distributor created in 2006 as a result of the merger of Ale and Satelite, is present in 21 states. In December 2008, Alesat acquired the fuel distribution business of Repsol YPF in Brazil.

The following table sets forth the market share of Ipiranga and its competitors based on ANP data:

	Year ended December 31,
Distributor(1)	2015	2014	2013
Petrobras	31.3%	32.8%	33.3%
Ipiranga	21.6%	21.3%	21.8%
Raízen	19.3%	18.8%	18.2%
Alesat	3.7%	4.1%	4.1%
Others	24.1%	23.0%	22.7%

Total cubic meters	100.0%	100.0%	100.0%

(1)	Volume sold of gasoline, ethanol and diesel.

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

The following graphs show sales volumes for the Brazilian market and Ipiranga for the periods indicated:

(1)	Diesel, gasoline, ethanol (Source: ANP and Sindicom) and NGV (Source: Abegás). Information provided by ANP and Sindicom are subject to retroactive adjustments and, therefore, can differ from the information contained herein.

Quality. In 1998, Ipiranga’s terminal in Londrina (PR), received the first ISO 14001 (Environmental Management System) certificate for a fuel distribution terminal in Latin America. In the same year, Ipiranga’s lubricant factory located in Rio de Janeiro obtained an ISO 9001 (Quality Management System). One year later, Ipiranga’s Betim terminal obtained ISO 9001 and ISO 14001 certifications and in 2008 the OHSAS 18001 (Safety and Occupational Health Management System) certificate. These certifications are reaffirmed every three years. Furthermore, since 2002, Ipiranga has adopted its own environmental management system through a program named SIGA, which applies what we believe to be the highest international standards to its policies and practices. Initially focused only on environmental initiatives, in 2009 the program expanded its scope to include areas such as safety, health, quality and social responsibility, in order to align the operations of its terminals to a broader vision of sustainability, becoming SIGA+ (Ipiranga’s management system applied to health, safety, environment, quality and social responsibility). The program included audits in 2010 to verify the results of its implementation and to identify areas of improvement. Since then, SIGA+ grew from 23 operational units audited in 2010 to 54 in 2015, including some offices and all owned storage terminals and joint operated terminals.

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

First generation companies. Brazil’s first generation companies, which are referred to as “crackers”, break down or “crack” naphtha (a by-product of the oil refining process), their principal feedstocks, into basic petrochemicals. In Brazil, the crackers supply their naphtha requirements from Petrobras and through imports. Currently, Petrobras is the major Brazilian producer of naphtha. The basic petrochemicals produced by the crackers include olefins, primarily ethylene, propylene and butadiene, and aromatics, such as benzene, toluene and xylenes. Braskem has three naphtha-cracker plants, located in Camaçari, in Triunfo and in Mauá. Brazil’s naphtha cracker units sell these basic petrochemicals to second generation companies. The basic petrochemicals, which are in the form of either gases or liquids, are transported to the second generation companies through pipelines for further processing. This sector passed through a restructuring process, with the emergence of Braskem as the main player and Petrobras as a relevant minority shareholder.

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

In 2015, there were about 50 second generation companies operating in Brazil, including Oxiteno. The intermediate petrochemicals are produced in solid form (as plastic pellets or powders) and in liquid form and are transported through roads, railroads or by ship to third generation companies.

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

Oxiteno

We operate in the chemical sector through the second generation company, Oxiteno, a wholly owned subsidiary of Ultrapar and major producer of specialty chemicals. Oxiteno is the only producer of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers and methyl-ethyl-ketone in Brazil, as well as the only producer of fatty alcohol in Latin America. Besides a plant in Venezuela, Oxiteno is the only ethylene oxide producer in South America. Its products are used in a broad range of industrial sectors, such as cosmetics, detergents, crop protection chemicals, polyester, packaging, coatings and oil industry. During the year ended December 31, 2015, Oxiteno sold 725 thousand tons of chemical and petrochemical products.

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

The following chart outlines the principal raw materials used by Oxiteno and their intermediate and final products.

Specialty chemicals. The following table sets forth Oxiteno’s principal specialty chemical products and their principal uses and markets.

Major Markets	Specialty Chemicals	Examples of uses and effects

Detergents	Alkylbenzene sulfonic acids, alkylsulfates, alkyl ether sulfates, ethoxylated alkylphenols, ethoxylated fatty alcohols, polyethyleneglycols, alkanolamides, betaines, sulphosuccinates, block copolymers EO/PO	Used in detergents, the specialty chemicals are added mainly to improve cleaning power and foaming and to reduce skin irritability.

Cosmetics	Alkylsulfates, alkyl ether sulfates, betaines, ethoxylated fatty alcohols, polyethyleneglycols, alkanolamides, ethoxylated sorbitan esters, sorbitan fatty esters	Used in cosmetics as moisturizers, detergents for foaming and residue removal, and reduction of eye irritation in shampoos.

Crop protection chemicals	Ethoxylated fatty amines, ethoxylated alkylphenols, alkyl ether sulfates, blends, naphthalene sulfonate, ethoxylated vegetable oil, copolymers EO/PO	Used as part of the composition of crop protection chemical, such as herbicides. Increases their efficiency, by improving soil penetration and adherence of the products to plant surfaces.

Foods	Sorbitan fatty esters, ethoxylated sorbitan esters, emulsifiers, stabilizers, dispersants	Principally used as additives for breads and cakes, improving their texture and consistency, and as an emulsifier responsible for ice cream creaminess.

Textiles	Ethoxylated alkylphenols, ethoxylated fatty alcohols, ethoxylated vegetable oils, ethoxylated fatty amines, antistatic agents, lubricants, softeners, emulsifiers, antifoamers, mercerizing additives, humectants, low foam detergents	Used in the processing of textiles, improving spinning and weaving performance. Permits greater evenness in the mixing of fibers, dyeing, bleaching and improving the softness of the final cloth.

Hydraulic fluids	Ethylene glycol ethers, ethylene glycols, corrosion inhibitors	Used directly as hydraulic fluids in vehicles. Brake fluids guarantee brake system performance and safe braking. Cooling liquids help to cool the motor and maintain the correct operating temperature.

Major Markets	Specialty Chemicals	Examples of uses and effects

Oil field chemicals	Additives, emulsion breaker, mutual solvent, surfactant, antifouling, glycols, ethanolamines and dispersants	Chemical inputs applied in all stages of the production of oil and gas, such as drilling, cementing, completion, stimulation, production and refining, each one with specific characteristics.

Coatings	Acetates, alcohols, glycols ethers, glycols, ketones, alkyl ether sulfates, ethoxylated alkylphenols, ethoxylated fatty alcohols, block copolymers EO/PO	Solvents and surfactants are used in the
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

Commodity products. The following are Oxiteno’s principal commodity products and their principal uses and markets:

Ethylene oxide. Ethylene oxide is a colorless and highly flammable gas at room temperature and atmospheric pressure. Ethylene oxide is produced in a continuous production process by gaseous phase catalytic partial oxidation of ethylene by oxygen at high temperature and pressure. In 2015, Oxiteno used 98% of its ethylene oxide production in the production of derivatives and sold the remaining 2% to other chemical companies.

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

Domestic sales. The Brazilian petrochemicals industry seeks to prioritize demand from the domestic market, where there is greater value added, although sales are also made to the overseas market. While Oxiteno sells the larger part of its commodities and specialty chemicals in Brazil, production capacity exceeds domestic market demand, with Oxiteno exporting surplus production to more than 40 countries in Asia, Latin America, Europe and North America. Oxiteno maintains production capacity above local demand for strategic reasons. For the years ended December 31, 2015, 2014 and 2013, 33%, 29% and 31% of Oxiteno’s net revenue from sales and services, respectively, were from sales outside Brazil. For the years ended December 31, 2015, 2014 and 2013, 28%, 29% and 30% of Oxiteno’s sales volume, respectively, were from sales outside Brazil.

The following table shows Oxiteno’s domestic market sales volume by market segment for the period indicated:

	Year Ended December 31,
Market sector	2015	2014	2013
	(in thousand tons)
Polyester	103.3	101.9	84.0
Cosmetics and detergents	123.1	121.5	115.4
Crop protection	91.2	98.4	104.6
Distributors	53.5	56.7	58.8
Coatings	45.2	54.6	54.7
EO / DOT (brake fluids)	33.0	38.1	38.7
Performance Products(1)	26.1	28.6	27.7
Glycols	19.6	19.8	24.2
Oil and Gas	20.1	30.2	28.5
Others(2)	6.7	7.7	8.8

Total Brazilian market	521.8	557.3	545.5

(1)	Includes food, civil construction, textiles, leather and paper.
(2)	Includes mineral oils and polymers.

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

The following table sets forth Oxiteno’s sales by volume for each geographic market served by Oxiteno in the periods indicated:

	Year Ended December 31,
Breakdown of sales volume outside Brazil(1)	2015		2014		2013
	(in thousand metric tons and percentage of the total)
From Oxiteno Brazil
Mercosur (not including Brazil)	40.7	19%	43.4	18%	42.1	17%
NAFTA	11.0	5%	13.2	5%	22.3	9%
Asia	16.8	8%	19.8	8%	18.7	8%
Europe	12.2	6%	13.7	6%	13.4	6%
Other	17.1	7%	14.6	7%	16.6	7%

Sub-Total	97.8	46%	104.6	43%	113.1	46%
From Oxiteno Mexico
Mexico	41.2	19%	34.9	14%	37.6	15%
USA	10.5	5%	15.9	7%	14.0	6%
Other	6.4	3%	9.9	4%	7.3	3%

Sub-Total	58.0	27%	60.7	27%	58.9	24%
From Oxiteno Andina
Venezuela	6.0	3%	8.0	3%	17.3	7%
Other	2.9	1%	0.7	0%	0.3	0%

Sub-Total	8.8	4%	8.7	4%	17.6	7%
From Oxiteno Uruguay
Brazil	14.0	7%	24.4	12%	23.6	3%
Uruguay	9.6	5%	11.6	5%	13.7	6%
USA	0.7	0%	0.7	0%	1.1	0%
Other	15.1	7%	15.3	8%	12.0	5%

Sub-Total	39.5	19%	52.0	24%	50.4	22%
From Oxiteno USA
USA	7.4	3%	5.6	3%	3.7	2%
Sub-Total	7.6	4%	6.0	3%	3.7	2%

Total	211.8	100%	232.1	100%	230.1	100%

(1)	Does not include intercompany sales volume.

Oxiteno exports a wide variety of chemical products including glycols, MEK, ethoxylated alkylphenols, glycol ether acetates, glycol ethers, ethanolamines and surfactants.

Since 2003, Oxiteno has focused on expanding its presence in Americas, and on increasing its specialty chemicals sales, creating a closer relationship with its customers. As a first step, in December 2003 Oxiteno acquired Canamex — a Mexican specialty chemicals company (renamed Oxiteno Mexico). In April 2007, Oxiteno acquired the operating assets of Unión Química SA de CV, in San Juan del Río, Mexico. For the year ended December 31, 2015, Oxiteno Mexico’s sales volume totaled 58,031 tons, which represented a 4% decreased compared to the year ended December 31, 2014. See “Item 4.A. Information on the Company — History and Development of the Company.”

In September 2007, Oxiteno acquired 100% of the shares of Arch Andina in Santa Rita, Venezuela (renamed Oxiteno Andina). For the year ended December 31, 2015, Oxiteno Andina’s sales volume totaled 8,849 tons, representing an increase of 1% compared to the year ended December 31, 2014. See “Item 4.A. Information on the Company — History and Development of the Company.”

In April 2012, Oxiteno acquired a specialty chemicals plant in Pasadena, Texas. For the year ended December 31, 2015, sales volume from the plant totaled 7,647 tons, representing an increase of 27% compared to the year ended December 31, 2014. See “Item 4.A. Information on the Company — History and Development of the Company.”

In November 2012, Oxiteno acquired of 100% of the shares of American Chemical (renamed Oxiteno Uruguay), a Uruguayan specialty chemicals company. For the year ended December 31, 2015, Oxiteno Uruguay’s sales volume totaled 39,473 tons, which represented a 24% decrease compared to the year ended December 31, 2014, due to the decision to discontinue a line of products for the leather market. See “Item 4.A. Information on the Company — History and Development of the Company.”

As part of our strategy to grow outside of Brazil, we opened commercial offices in Argentina in 2006, in Belgium in 2008, in Colombia in 2011 and in China in 2012.

In November 2015, Oxiteno announced the approval of investments to build an ethoxylation plant in the U.S. See “Item 4.A. Information on the Company — History and Development of the Company — Investments.”

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

In 2015, Oxiteno’s main customers in the domestic market included Monsanto, which mainly purchases ethanolamines, Syngenta, Indústrias Gessy Lever Ltda. (Unilever), which mainly purchase surfactants and MEGlobal, which mainly purchases glycols. In the international market, Oxiteno sells both to industrial customers, including Unilever, Procter&Gamble and Syngenta, as well as trading companies and other third-party distributors. In 2015, Oxiteno’s ten largest customers accounted for 32% of its net revenue from sales and services. No single customer accounted for more than 6% of Oxiteno’s net sales in such year.

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

Oxiteno’s principal competitors are Shell Chemical, Dow Chemical, Clariant, BASF S.A., Solvay and Stepan.

Research and development. Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. As of December 31, 2015, 133 employees of Oxiteno were engaged in research and development and engineering activities. Oxiteno’s research and development expenditures in 2015, 2014 and 2013 were R$41 million, R$36 million and R$28 million, respectively. In 2004, Oxiteno founded its own “Science and Technology Council”, with six of the world’s major specialists in surfactants as members. These specialists, with experience in the surfactants industry or in the academic environment in the US, Europe and Latin America, follow the trends and opportunities in the sector. Since 2004, the council, currently composed of five specialists, has met once a year in São Paulo to analyze Oxiteno’s research and development project portfolio, as well as the management methodology applied. Their recommendations enable Oxiteno to improve its research and development activities’ efficiency, as well as to broaden the reach of its partnerships with international entities. In addition, Oxiteno has created specific scientific councils with specialists from its main segments.

Oxiteno’s investments in research and development have resulted in the introduction of 70 new applications for its products during the last three years. Oxiteno will continue to invest in research and development focused on developing new product applications to meet clients’ needs.

Raw materials. Oxiteno’s principal raw material is ethylene. For the year ended December 31, 2015, ethylene was responsible for 30% of Oxiteno’s variable costs of production and 24% of its total cost of sales and services. Among Oxiteno’s other raw materials, the principal materials include palm kernel oil, C4, butyl alcohol, primary fatty amine and phenol. Supply of ethylene constitutes an entry barrier for new ethylene oxide producers in Brazil since the current production capacity of ethylene by Brazilian crackers is committed to existing second generation companies, including Oxiteno, and significant investments are needed for the construction of a new cracker. Additionally, ethylene’s transport and storage is complex and expensive because it must be kept at a temperature below -200 degrees Fahrenheit (-100 degrees Celsius) during transportation and storage, therefore importing and exporting of ethylene is generally uneconomical. Accordingly, the naphtha crackers, such as Braskem, are largely dependent for their sales upon the second generation petrochemical companies, such as Oxiteno, located in the respective petrochemical complexes.

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

Oxiteno has a supply agreement with Braskem which establishes a minimum annually consumption level of ethylene, calculated quarterly, and conditions for the supply of ethylene until 2021 at the Camaçari plant. The minimum purchase commitment clause is 190 thousand tons of ethylene and a maximum of 205 thousand tons of ethylene per year. Should the minimum purchase commitment not be met, Oxiteno would be liable for a fine of 40% of the current ethylene price for the quantity not purchased. The minimum purchase commitment is subject to proportional reduction in the case of scheduled shutdowns in the supplier’s and/or Oxiteno’s facilities.

In addition, Oxiteno has a supply agreement with Braskem that expires in 2023 at the Mauá plant. The contract establishes and regulates the conditions for the supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. Should the minimum purchase commitment not be met, Oxiteno be liable for a fine of 30% of the current ethylene price for the quantity not purchased. The minimum purchase commitment is subject to proportional reduction in the case of scheduled shutdowns in the supplier’s and/or Oxiteno’s facilities.

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

The following table shows the average ethylene prices referenced to the North-Western Europe (NWE) contract prices:

NWE
(US$/ton)
2015
First Quarter	972
Second Quarter	1,155
Third Quarter	1,128
Fourth Quarter	996
Maximum Price in Year	1,240
Minimum Price in Year	946
Year Average	1,063

2014
First Quarter	1,647
Second Quarter	1,603
Third Quarter	1,574
Fourth Quarter	1,326
Maximum Price in Year	1,676
Minimum Price in Year	1,245
Year Average	1,534

2013
First Quarter	1,707
Second Quarter	1,567
Third Quarter	1,608
Fourth Quarter	1,654
Maximum Price in Year	1,719
Minimum Price in Year	1,509
Year Average	1,634

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

In April 2013, the Brazilian government announced a reduction in the PIS and COFINS taxes levied on certain raw materials for the petrochemical industry (first and second generation), including ethylene. The PIS and COFINS paid on raw material procurement, including ethylene, was reduced to 1% from 9.25%. The lower tax rate was effective from May 2013 and is valid until 2015. According to the current legislation, the level of PIS and COFINS taxes levied in the acquisition of ethylene will gradually increase from 3% in 2016 to 5.6% in 2018.

Other raw materials. For the year ended December 31, 2015, other raw materials, such as palm kernel oil, C4, butyl alcohol, acetic acid, nonene, phenol, primary fatty amine, ethanol, oxygen, base oils, ammonium and other accounted for approximately 35% of Oxiteno’s variable costs and 28% of its total costs of sales and services.

Oxiteno generally obtains these other raw materials from a variety of sources, except for phenol, which Oxiteno purchases principally from a single supplier, Rhodia Poliamida Especialidades Ltda., and for C4, which is supplied by Braskem in Triunfo.

Utilities. Electric power, steam and natural gas are the main utilities required for Oxiteno’s production. Part of the electricity and steam used by Oxiteno is generated internally and part is purchased from electricity companies and third-party suppliers of steam in the regions where Oxiteno’s plants are located. Natural gas is purchased from local companies. In 2015, electric power represented 3% of Oxiteno’s variable costs.

Income tax exemption status. Brazilian legislation provides a 75% income tax reduction for businesses located in the northeast region of Brazil, which depends of SUDENE’s formal and previous consent. Oxiteno is entitled to this tax benefit at Oxiteno Nordeste and Oleoquímica, due in 2016 and 2021, respectively. The total amount of SUDENE’s income tax exemption for Oxiteno for the years ended December 31, 2015 and 2014 is R$75 million and R$49 million, respectively. For further information, see Note 9(c) to our 2015 consolidated financial statements.

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

Oxiteno developed an important project to increase the use of renewable raw materials, the oleochemical unit, which uses palm kernel oil, extracted from the palm seed, to produce fatty alcohols and its by-products. After the start-up of the oleochemical unit, the share of renewable raw materials in Oxiteno’s raw materials total costs reached 25% in 2015, compared with 8% in 2007. In 2010, Oxiteno joined the Roundtable on Sustainable Palm Oil, an organization that works to regulate the sustainable plantation of palm, aiming to strengthen its regional leadership and its sustainability practices.

Storage services for liquid bulk

Ultracargo

Ultracargo is the largest provider of storage for liquid bulk in Brazil. Ultracargo’s main differentiating characteristic is the strategic location of its facilities, located close to the main Brazilian ports and rail junctions in Brazil. Ultracargo stores and handles liquid bulk, mainly chemicals, fuels and vegetable oil. Ultracargo also offers ship loading and unloading services, the operation of pipelines, logistics programming and installation engineering. Ultracargo’s ten largest clients accounted for 77% of its revenues in 2015, with its three largest clients, Braskem, Petrobras and Oxiteno accounting for 21%, 16% and 8%, respectively, of Ultracargo’s revenues. Ultracargo’s strategic location of its operations, close to the main Brazilian port terminals, railroad junctions and roads, is one of the company’s main strengths and a key driver of integrated services profitability. As of December 31, 2015, Ultracargo operated storage facilities with a capacity of 630 thousand cubic meters. Ultracargo’s history is one of pioneering logistics solutions in the Brazilian market. The latest available data shows that Ultracargo accounted for 67% of all tank capacity for liquids at the Aratu port in the State of Bahia, which serves South America’s largest petrochemicals complex. The company is also present in the port of Santos, in the state of São Paulo, which was responsible for 27% of the Brazilian foreign trade in 2015. The Santos terminal, which started operating in mid-2005, has become the largest storage facility operated by Ultracargo after the integration of the terminals acquired from União Terminais in 2008. In December 2009, with the acquisition of Puma, Ultracargo added 83.4 thousand cubic meters to its current capacity. In May 2012, Ultracargo acquired a liquid bulk storage terminal in Itaqui port, in the State of Maranhão, that added 55 thousand cubic meters to Ultracargo’s current capacity. See “Item 4.A. Information on the Company — History and Development of the Company.”

Storage. Ultracargo primarily provides storage services for liquid bulk, especially chemicals, fuels and vegetable oil. Ultracargo provides storage facilities to Braskem and most of the second-generation petrochemical companies in the Northeastern Petrochemical Complex, including Oxiteno. Transactions between Ultracargo and Oxiteno are carried out strictly on an arm’s-length basis. At the end of 2003, Ultracargo maintained four liquid bulk storage terminals — in Aratu in the state of Bahia, in Paulínia and Santos in the state of São Paulo, and in Suape in the state of Pernambuco. In late 2004, Ultracargo completed construction of an intermodal terminal in Montes Claros, in the state of Minas Gerais. With the acquisition of União Terminais in 2008, Ultracargo also started to operate in Paranaguá, in the state of Paraná, and in Rio de Janeiro, in the state of Rio de Janeiro. Since August 2012, Ultracargo has been operating in Itaqui, in the State of Maranhão. In 2012, Ultracargo sold to Ipiranga a liquid bulk terminal for fuels in Montes Claros in the state of Minas Gerais. Ultracargo operated the terminal until March 2013. Ultracargo’s terminal in Paulínia was permanently closed in August 2015.

Ultracargo completed the construction of another intermodal terminal in Santos in mid-2005. This project is Ultracargo’s second port installation to integrate road, rail and maritime transportation systems, the first being Aratu. Ultracargo’s investment in this terminal was approximately R$80 million. The terminal occupies an area of approximately 64 thousand square meters that hosts 38 thousand cubic meters of tankage space for chemical products, 40 thousand cubic meters for ethanol and 38 thousand cubic meters for vegetable oils. The terminal was built in partnership with Crystalsev, later assumed by Cosan, and Cargill/Coinbra whose capacity is exclusively operated by Ultracargo. In 2007, Ultracargo also expanded its liquid storage capacity with the addition of 10 thousand cubic meters to Aratu.

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

Income tax exemption status. Brazilian legislation provides a 75% income tax reduction for businesses located in the northeast region of Brazil, which depends on SUDENE formal and previous consent. Ultracargo is entitled to this tax benefit at the Aratu and Suape terminals, up to 2022 and 2020, respectively. The total amount of SUDENE’s Income tax exemption for the years ended on December 31, 2015 and 2014 is R$2.3 million and R$10.5 million, respectively. For further information see Note 9(c) to our consolidated financial statements. On December 30, 2014, Ultracargo filed its request for SUDENE’s tax benefit for its Itaqui terminal, without response up to the moment this report was published.

Quality. In 2007, Ultracargo’s terminal in Aratu obtained an ISO 14001 certification and underwent re-certification processes, being the last one in 2015. The evaluation process occurred under a unified Quality Management System for the entire country. Paulínia terminal obtained the ISO 14001 certification in 2004 and underwent re-certification processes, being the last one in 2012. In 2012 Santos terminal obtained the ISO 14001 certification and OHSAS 18001 in 2003. In 2011, Suape terminal obtained an ISO 14001 certification. In 2012, Suape and Aratu terminals obtained OHSAS 18001 certification. In 2013, Paulínia terminal obtained OHSAS 18001 certification. Ultracargo’s terminal in Paulínia was permanently closed in August 2015.In 2014, the Aratu terminal was recognized for its performance in Health, Safety and the Environment by Industrial Development Committee of Camaçari (Cofic). In 2015, Itaqui terminal obtained an ISO 14001 and OHSAS 18001 certification.

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

The main rules governing the retail pharmacy business in Brazil are related to pricing of medicines and the restrictions in the handling, transportation, storage, marketing and sale of these products. Every year, as of March 31, the government approves maximum wholesale and consumer price adjustments of medicines, according to a metric that includes inflation, currency and the level of competition in each product category. In Brazil, the front-store area occupied by drugstores is usually smaller than 300 square meters.

Brazilian drugstores’ total revenues, according to data from IMS Health, exceeded R$82 billion in 2015, a 12% growth compared to 2014. We believe the sector has potential for continued growth, mainly due to (i) the aging population; (ii) greater access to medicines, especially due to the growing prominence of generic drugs; (iii) the growing demand for personal care and beauty products in drugstores; and (iv) higher levels of disposable income among, consumers in the longer term. In addition, consolidation of the sector, supported by increasing market formalization and consequent investments, is in its early stages, with the top five drugstore chains in Brazil accounting for only 28% of the overall market revenues. According to IMS Health, there were approximately 71 thousand drugstores in Brazil in 2014.

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

Similar medicine – Medicines containing the same or more active ingredients and the same concentration, manner of administration, dosage and therapeutic indication as the reference medicine, marketed under a different trademark that did not undergo the bioequivalence testing to prove its efficacy, safety and quality. Similar medicines, like generic medicines, can only be produced and sold after expiration or waiver of the patent for the comparable reference medicine. As the producers do not necessarily submit similar medicines to bioequivalence testing, which is an expensive process, similar medicines are usually cheaper than generic medicines and reference medicines.

OTC medicines – Over the Counter (OTC) medicines consist of both branded and generic medicines, as well as other products related to health and well-being that do not need prescription to be sold. They are generally used for the treatment of easily self-diagnosed acute conditions such as pain medication, flu, cough, fever and cold, antacids, vitamins, herbal products, products for vision, health equipment, first aid as well as nutritional dietary and convenience products.

According to ABRAFARMA, the sale of medicines accounted for 66% of the total sales of its members in the retail pharmacy business in Brazil in 2015, and products other than medicines accounted for the remaining 34% of the sales. Sales of OTC products during the winter are usually higher than in warmer seasons, while sales of personal care products during the summer are usually higher than in other seasons.

The following chart shows the supply process of retail pharmacy in Brazil:

Extrafarma

Benefitting from over 50 years of activity in the wholesale and retail of pharmaceutical products, Extrafarma is a leading drugstore chain in the regions in which it operates. Extrafarma operates in areas where recent sales growth rates have been above the national average, which we believe presents attractive potential for future growth.

As of December 31, 2015, Extrafarma operated 254 drugstores in six states of Brazil (103 in Pará, 11 in Amapá, 63 in Ceará, 57 in Maranhão, 11 in Rio Grande do Norte, 6 in Piauí, 1 in Pernambuco, 1 in Paraíba and 1 in São Paulo). Extrafarma operates two distribution centers in Belém, in the state of Pará, and in Aquiraz, in the state of Ceará, which are responsible for supplying all of our stores.

Extrafarma operates both in the retail and wholesale of pharmaceutical products. In 2015, Extrafarma’s gross revenues reached over R$1.4 billion, of which the retail business represented 87% and the wholesale business represented 13%.

Extrafarma’s main strategy is focused on the retail business, which is responsible for the larger share of its revenues. Within this business, Extrafarma’s product mix consists of all the main types of pharmaceutical products (branded medicine; generic medicine; similar medicine; OTC) in addition to personal care products and convenience products. In 2015, out of Extrafarma’s revenues in the retail business, branded medicines represented 34%, generic/similar medicines represented 15%, OTC 10%, convenience products represented 21% and personal care products represented 21%.

On the wholesale side, Extrafarma operates as a distributor of both pharmaceutical and personal care products. We purchase the products from manufacturers and sell them to other drugstore chains and independent retailers, which are serviced through Extrafarma’s own and leased truck fleet. In December 31, 2015, the average payment term of Extrafarma’s sales to independent retailers was 46 days.

In January 2016, Extrafarma remodeled its loyalty program and renamed it Clube Extrafarma (www.clubeextrafarma.com.br). The program provides immediate discounts on purchases, in addition to accumulating 1 point for each R$1 spent. Points received by Extrafarma’s customers may be exchanged during the period of 6 months for significant discounts in store products, pre-paid mobile phone credits, Ipiranga’s Km de Vantagens and Multiplus Fidelidade.

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

The drugstore chains associated to ABRAFARMA represented an estimated 43% of the total revenues in the sector in 2015. There were more than 20 drugstore chains associated to ABRAFARMA in 2015. According to ABRAFARMA the main players in Brazil are Raia Drogasil, DPSP, Pague Menos, Brasil Pharma, Araujo and Panvel.

See “Item 4.A. Information on the Company — History and Development of the Company — Extrafarma Transaction.”

Oil Refining

RPR consists of a refinery in the city of Rio Grande, in the state of Rio Grande do Sul, in the Southern region of Brazil. The refinery’s nominal capacity is 17,000 barrels per day, and its principal products include gasoline, diesel, naphtha, fuel oil, LPG, kerosene, asphalt and special solvents. In 2015, the average production of the refinery was 10,087 barrels per day, which represented 59% of its nominal capacity and less than 1% of the total Brazilian oil refining capacity, according to ANP data. Ultrapar currently owns approximately one third of the capital of RPR. See “Item 4.A. Information on the Company — History and Development of the Company.” RPR’s results are accounted for using the equity method, as share of profit of joint ventures and associates. Results generated by the oil refining operations are not significant to Ultrapar. In 2015, the share of profits from RPR operations recognized into Ultrapar’s results amounted to R$8.2 million, corresponding to less than 1% of Ultrapar’s consolidated net income for the year.

Between 2011 and the third quarter of 2014, RPR faced a challenging operating scenario, due to costly raw materials and controlled selling prices that have not followed these variations in raw material costs. From August 2014, there was a sharp reduction in the international crude oil prices, reaching in December 2015 the lowest level since December 2008 (US$36 per barrel). Despite the reduction in oil prices, the prices of oil – based fuels in Brazil have increased during the same period, helping improve RPR´s margins. No assurance can be given that market conditions will not change throughout this year or that RPR will be able to continue to operate profitably. See “Item 4.A. Information on the Company — History and Development of the Company.”

Insurance

We maintain insurance policies covering all the facilities of our wholly owned subsidiaries, which we consider appropriate to cover the risks to which we believe we are exposed, including but not limited to loss and damage from fire, lightning, explosion of any nature, windstorm, plane crash and electrical damage. The maximum compensation values based on the maximum possible loss that could result from specific location, as of December 31, 2015, are shown below:

	Maximum compensation value(*)
Oxiteno	US$	1,062
Ipiranga	R$	769
Ultracargo	R$	550
Ultragaz	R$	300
Extrafarma	R$	125

(*)	In millions. Currency as indicated.

We have general liability insurance that covers all our wholly owned subsidiaries with coverage of up to a maximum of US$400 million as of December 31, 2015 for losses and damage incurred by third parties as a result of any accidents that occur in connection with our commercial/industrial operations and/or the distribution and sale of our products and services.

We maintain Directors & Officers Liability (D&O) insurance policies to indemnify members of the board of directors, fiscal council and executive officers of Ultrapar and its subsidiaries (insureds) in the total amount of US$50 million, which covers any insured liabilities resulting from wrongful acts, including any act or omission or any matter claimed against them solely by reason of his or her serving in such capacity, except if the act, omission or the claim is consequence of gross negligence or willful misconduct.

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

C.	Organizational Structure

The following chart shows our organizational structure(1) for our principal subsidiaries as of December 31, 2015:

(1)	Percentages represent approximate ownership of voting share capital and total capital (voting capital/total capital).
(2)	Non-controlling interests in Utingás are mainly held by Liquigás Distribuidora S.A. and SHV Gas (31% and 8% of total capital, respectively).
(3)	Other shareholders of RPR are Petrobras and Braskem, each holding 1/3 of the voting shares.
(4)	União Vopak – a company jointly owned by Tequimar and Vopak Brasil S.A.
(5)	ConectCar.

We conduct our LPG distribution business through Ultragaz, composed of Cia Ultragaz, Bahiana and Utingás. Cia Ultragaz operates in the business of distribution of LPG, primarily in the South, Southeast and Midwest regions of Brazil. Bahiana operates in the business of distribution of LPG, primarily in the Northeast regions of Brazil. Utingás is an LPG storage company, with facilities in the states of São Paulo and Paraná.

We conduct our fuel distribution business through Ipiranga, represented by our wholly-owned subsidiary IPP, except for IPP’s subsidiaries that operates in the LPG distribution business, as described above. Ipiranga covers the distribution and marketing of petroleum products, fuel ethanol and NGV throughout Brazil. IPP also, through its subsidiary ITL, owns am/pm brand in Brazil and Tropical, which provides transportation services for Ipiranga and other fuel distributors.

We conduct petrochemical and chemical activities through our wholly-owned subsidiary, Oxiteno. Oxiteno operates in the petrochemical and chemical sector directly and through its subsidiaries, Oxiteno Nordeste, Oleoquímica, EMCA, Oxiteno Mexico and Oxiteno Andina. Oxiteno directly operates plants located in the state of São Paulo. Oxiteno Nordeste operates plants located in Camaçari, in the state of Bahia, and in Triunfo, in the state of Rio Grande do Sul. Oleoquímica and EMCA also operate in the Camaçari plant. Oxiteno Mexico operates three plants in Mexico and one plant in the United States through Oxiteno USA. Oxiteno Andina operates one plant located in Venezuela. Oleoquímica is the subsidiary through which we built a fatty alcohol plant in Camaçari. Oxiteno Uruguay, acquired in November 2012, operates one plant located in Uruguay.

We conduct liquid bulk storage business through our wholly-owned subsidiary, Ultracargo, which operates through its subsidiary Tequimar. Tequimar maintains storage facilities at seven terminals, of which two are located near the main petrochemical complexes in Brazil, Camaçari and São Paulo.

On January 31, 2014, we closed the Extrafarma Transaction, pursuant to which Extrafarma became our wholly owned subsidiary. Extrafarma operates a retail and wholesale pharmacy business in the North and Northeast regions of Brazil. See “Item 4.A. Information on the Company — History and Development of the Company — Extrafarma Transaction.”

Except for Oxiteno Mexico, Oxiteno Andina, Oxiteno USA and Oxiteno Uruguay, all of our material subsidiaries are incorporated under the laws of Brazil.

For further information see “Item 4.A. Information on the Company — History and Development of the Company.”

D.	Property, Plant and Equipment

Ultragaz

Ultragaz’s LPG distribution network includes 17 filling plants. LPG is carried to the filling plants either via gas pipelines from Petrobras’ installations or by tanker trucks. When LPG transportation is via gas pipeline the bases are known as primary and when transportation is via tanker truck, the bases are known as secondary. Ultragaz also operates LPG storage bases, known as satellite bases for supplying our bulk trucks. Ultragaz maintains storage facilities for LPG bottles and satellite bulk distribution plants at strategic locations in order to maintain supplies close to its customer bases and thus to reduce transportation costs. LPG is stored in the filling plants in large LPG storage tanks with a typical capacity of 60 tons per tank. In the case of LPG to be delivered in bulk, the LPG is pumped directly from the storage tanks into the bulk tankers. In the case of LPG to be delivered in bottles, the LPG is pumped from the storage tanks into a number of filling heads, which fills the LPG bottles.

The following table sets forth the total storage capacity, total filling capacity during 2015 and the 2015 average filling utilization for each of Ultragaz’s primary and secondary filling stations and satellite stations.

Base	Type	Total storage capacity	Filling capacity		2015 average filling utilization rate
		(in tons)	(in tons per month)
Aracaju	Secondary	240	4,263		91%
Araçatuba	Satellite	180
Aracruz	Secondary	120	4,212		33%
Araraquara	Satellite	60
Araucária	Primary	240	9,693		68%
Barra de São Francisco	Secondary	360	2,400		24%
Barueri	Secondary	1,500	5,850		76%
Bauru	Satellite	60
Betim	Secondary	480	9,360	(1)	45%
Blumenau	Satellite	60
Canoas	Secondary	600	4,750		80%
Capuava	Primary	720	14,449		50%
Cascavel	Satellite	120
Caucaia	Secondary	420	7,371	(1)	98%
Caxias do Sul	Satellite	60
Chapecó	Satellite	60
Florianópolis	Satellite	60
Goiânia	Secondary	360	5,850		64%
Imbiruçu	Satellite	372
João Pessoa	Satellite	60
Joinville	Satellite	60
Juazeiro	Satellite	60
Londrina	Satellite	60
Mauá	Satellite	720
Mataripe	Primary	1,025	21,508	(1)	74%
Paulínia	Primary	2,260	9,982		74%
Pirajá — Salvador	Satellite	60
Ponta Grossa	Satellite	60
Pouso Alegre	Satellite	60
Ribeirão Preto	Secondary	180	4,646		78%
Rio de Janeiro	Primary	480	5,850	(1)	77%
Santos	Primary	2,400	3,608		57%
São José do Rio Preto	Satellite	60
São José dos Campos	Primary	960	5,850		55%
Sorocaba	Satellite	120
Suape	Primary	480	5,962		104%

Total		15,177	125,604		68%

(1)	These facilities operated with more than one 8-hour shift per day.

Note: Facilities with more than 100% average filling utilization rate operated during and outside of normal business hours.

In addition, Ultragaz maintains headquarters in the city of São Paulo and regional offices in the areas in which it operates. Ultragaz also maintains 52 points of sales.

Ipiranga

Distribution of fuels is carried out through an extensive network of primary and secondary storage terminals. Primary storage terminals are generally located near refineries and are used as storage terminals for products to be transported either to secondary storage terminals or to large customers and TRRs. Distributors own their storage terminals (Owned), lease space in third parties’ storage terminals (Third Party Agreement — TPA) or participate in pools (Joint-Operated terminals — JO) that serve two or more distributors. The following table sets forth the total storage capacity and ownership structure for each of Ipiranga’s primary and secondary facilities in 2015.

Base	Type	Owner Structure of Storage Teminal	Storage Capacity (m³)
Açailândia	Secondary	JO operated by others(2)	3,013
Araucária	Primary	TPA(1)	850
Araucária	Primary	JO operated by others(2)	54,093
Bagé	Secondary	Owned	4,721
Barcarena	Primary	Owned	8,202
Barra do Piraí	Secondary	MRS(3)	869
Barueri	Primary	TPA(1)	6,100
Bauru	Secondary	TPA(1)	—
Bauru	Secondary	Owned	3,288
Belém	Primary	Owned	13,585
Belém	Primary	TPA(1)	1,700
Belo Horizonte MRS	Secondary	MRS(3)	45
Betim	Primary	JO operated by Ipiranga(2)	12,024
Betim	Primary	JO operated by others(2)	7,258
Biguaçu	Primary	TPA(1)	2,313
Brasília	Primary	JO operated by others(2)	6,939
Cabedelo	Primary	TPA(1)	10,464
Campo Grande	Secondary	Owned	3,405
Campos	Secondary	JO operated by Ipiranga(2)	3,728
Canoas	Primary	Owned	36,216
Canoas	Primary	TPA(1)	1,000
Cascavel	Secondary	Owned	4,047
Caxias	Primary	Owned	36,084
Caxias	Primary	JO operated by others(2)	6,695
Chapadão do Sul	Secondary	TPA(1)	1,000
Cruz Alta	Secondary	Owned	4,325
Cubatão	Primary	TPA(1)	2,463
Cuiaba	Secondary	Owned	1,064
Cuiaba	Secondary	TPA(1)	75
Esteio	Primary	TPA(1)	400
Fortaleza	Primary	TPA(1)	5,900
Goiânia	Primary	JO operated by others(2)	5,693
Goiânia	Primary	TPA(1)	2,185
Governador Valadares	Secondary	Owned	3,245
Guamare	Primary	JO operated by others(2)	2,258
Guaramirim	Primary	TPA(1)	402
Guarapuava	Secondary	Owned	5,625
Guarulhos	Primary	TPA(1)	3,410
Imbiruçu	Primary	JO operated by Ipiranga(2)	5,241
Itabuna	Primary	TPA(1)	105
Itaguaí MRS	Secondary	MRS(3)	631
Itaituba	Secondary	Owned	1,350
Itajaí	Primary	JO operated by Ipiranga(2)	10,625
Itajaí	Primary	TPA(1)	923
Jequié	Primary	JO operated by others(2)	2,414
Juazeiro	Secondary	JO operated by others(2)	1,821
Jundiaí MRS	Secondary	MRS(3)	87

Base	Type	Owner Structure of Storage Teminal	Storage Capacity (m³)
Lages	Secondary	TPA(1)	385
Londrina	Secondary	JO operated by Ipiranga(2)	6,469
Macapá	Primary	JO operated by Ipiranga(2)	3,076
Maceió	Primary	JO operated by others(2)	6,895
Manaus	Primary	Owned	6,370
Manaus	Primary	TPA(1)	700
Marabá	Secondary	TPA(1)	213
Maringá	Secondary	TPA(1)	7,453
Montes Claros	Secondary	Owned	1,171
Munguba	Secondary	Owned	12,377
Ourinhos	Secondary	Owned	5,015
Ourinhos	Secondary	Owned	2,163
Passo Fundo	Primary	JO operated by Ipiranga(2)	10,088
Paulínia	Primary	Owned	7,994
Paulínia	Primary	Owned	3,461
Paulínia	Primary	TPA(1)	170
Paulínia	Primary	JO operated by Ipiranga(2)	30,785
Piaceguera MRS	Secondary	MRS(3)	55
Porto Velho	Secondary	Owned	8,318
Pres. Prudente	Secondary	Owned	2,712
Ribeirão Preto	Primary	JO operated by others(2)	11,922
Rio Grande	Primary	TPA(1)	3,356
Rondonópolis	Secondary	Owned	10,709
Santa Maria	Secondary	Owned	5,913
Santarém	Secondary	Owned	846
São Brás Suaçui	Secondary	MRS(3)	2,736
São Caetano	Primary	Owned	21,265
São Francisco do Conde	Primary	TPA(1)	4,740
São José do Rio Preto	Secondary	Owned	6,491
São José do Rio Preto	Secondary	Owned	1,189
São José do Rio Preto (Simeira)	Secondary	JO operated by others(2)	1,838
São José dos Campos	Primary	JO operated by others(2)	7,541
São José dos Campos	Secondary	MRS(3)	269
São Luis	Primary	JO operated by Ipiranga(2)	13,899
São Luis	Primary	TPA(1)	22,913
Suape	Primary	JO operated by others(2)	11,228
Suape	Primary	TPA(1)	10,450
Teresina	Secondary	JO operated by others(2)	4,395
Uberaba	Primary	TPA(1)	685
Uberlândia	Primary	JO operated by others(2)	5,834
Uberlândia	Primary	TPA(1)	1,000
Vilhena	Secondary	Owned	884
Vitória	Primary	TPA(1)	19,566
Porto Nacional	Secondary	TPA(1)	2,790

			576,211

(1)	Third party agreements.
(2)	Joint-operated with other distributors.
(3)	Storage terminal dedicated to MRS, a Brazilian logistic company, and operated by Ipiranga.

Oxiteno

Oxiteno has six plants in Brazil: Camaçari plants in the northeast complex, Mauá plant in the São Paulo complex, Triunfo plant in the southern complex and Tremembé and Suzano plants in the state of São Paulo.

The following table sets forth the current ethylene oxide production capacity of Oxiteno’s plants in Brazil as of December 31, 2015.

Units	Capacity
(in tons per year)
Camaçari	350,000
Mauá	90,000
Tremembé	—
Triunfo	—
Suzano	—

Total	440,000

Ethylene oxide is primarily an intermediate material used in the production of ethylene oxide derivatives — only 1% of Oxiteno’s sales volume in the year ended December 31, 2015 were ethylene oxide. Therefore, Oxiteno’s total production output may not be determined by adding the capacities of ethylene oxide and its derivatives.

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

Camaçari plants. The Camaçari plants, located in the Northeast Complex, was built by Oxiteno and commenced production in 1978. The Camaçari plants produce ethylene oxide and ethylene oxide derivatives, such as ethylene glycols, ethanolamines, glycol ethers and ethoxylated derivatives.

In 2007, in connection with the acquisition of Ipiranga Group by Ultrapar, Oxiteno started to operate a mineral oils production plant, EMCA.

See “Item 4.A. Information on the Company — History and Development of the Company — Investments.”

The following table sets forth the production capacity of the Camaçari plant for each of its principal products.

Units	Capacity
(in tons per year)
Ethylene oxide	350,000
Ethylene glycols	285,000
Ethanolamines	110,000
Glycol ethers	25,000

Units	Capacity
(in tons per year)
Ethoxylated derivatives	270,000
White Mineral Oils	60,000
Fatty Alcohols	77,000
Fatty Acids	7,000
Glycerin	11,000

In 2015, the Camaçari plant operated at 65% of its production capacity. The plant had planned stoppages for regular maintenance.

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

In 2015, the Mauá plant operated at 58% of its production capacity.

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

In 2015, the Tremembé plant operated at 81% of its production capacity.

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

In 2015, the Suzano plant operated at 70% of its production capacity.

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

In 2015, the Triunfo plant operated at 95% of its production capacity.

With the acquisition of Oxiteno Mexico (formerly Canamex) in December 2003 and Unión Química in 2007, Oxiteno acquired three specialty chemical plants in Mexico. As of December 31, 2015, the Coatzacoalcos plant had a production capacity of 90 thousand tons per year of ethoxylates and 8 thousand tons per year of alkyphenols; the Guadalajara plant had a production capacity of 32 thousand tons per year of specialty chemicals and San Juan del Río had a production capacity of 8 thousand tons per year of specialty chemicals. In 2015, the Guadalajara, the Coatzacoalcos and San Juan del Río plants operated at an average rate of 77%, 50% and 85% of their production capacity, respectively.

With the acquisition of Oxiteno Andina in September 2007, Oxiteno acquired a specialty chemical plant in Venezuela. As of December 31, 2015, the Santa Rita plant had a production capacity of 70 thousand tons per year of ethoxylates and operated with 30% of its production capacity in 2015.

Oxiteno acquired a specialty chemical plant in Pasadena, Texas in April 2012. As of December 31, 2015, the Pasadena plant had a production capacity of 32 thousand tons per year of specialty and agricultural blends. In 2015, Pasadena plant operated at an average rate of 23% of its production capacity.

With the acquisition of Oxiteno Uruguay in November 2012, Oxiteno acquired a specialty chemical plant in Montevideo, Uruguay. As of December 31, 2015, the Montevideo plant had a production capacity of 63 thousand tons per year of specialty chemicals and operated with 71% of its production capacity.

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

Ultracargo

The following tables set forth the principal products stored at, and the storage capacity operated by, Ultracargo’s facilities at December 31, 2015, and the average utilization of Ultracargo’s facilities during 2015.

Facility	Capacity (in cubic meters)	Average utilization %(2)	Product Lines
Aratu (Bahia)	218,190	96%	Chemicals, vegetable oils, corrosives, and fuels
Suape (Pernambuco)	157,910	117%	Chemicals, ethanol, corrosives and fuels
Itaqui (Maranhão)	55,280	134%	Fuels
Santos (São Paulo)(1)	152,800	78%	Chemicals, lubricants, fuels, corrosives, ethanol and vegetable oils
Rio de Janeiro (Rio de Janeiro)	17,247	108%	Corrosives and lubricants
Paranaguá (Paraná)	28,262	58%	Corrosives, vegetable oils
Paulínia (São Paulo)(3)	0	44%	Chemicals and ethanol
Total	629,689	97%

(1)	185 thousand cubic meters of effective capacity at our Santos facilities have been interrupted due to the fire accident. Please see “Item 4.A. Information on the Company — History and Development of the Company — Ultracargo – Fire at storage facilities in Santos.”
(2)	Based on an estimated turnover of products for each terminal.
(3)	Ultracargo’s terminal in Paulínia was permanently closed in August 2015.

Extrafarma

As of December 31, 2015, Extrafarma operated 254 drugstores and 2 distribution centers in the North and Northeast regions of Brazil.

The following tables set forth the breakdown per region of Extrafarma’s drugstores and the capacity for each of Extrafarma’s distribution centers as of December 31, 2015:

Location	# of stores
North	114
Pará	103
Amapá	11
Northeast	139
Ceará	63
Maranhão	57
Rio Grande do Norte	11
Piauí	6
Pernambuco	1
Paraíba	1
Southeast	1
São Paulo	1

Total	254

Distribution center	Area (in square meters)	Height (in meters)
Belém (Pará)	11,400	6.8
Aquiraz (Ceará)	7,500	12.3
Total	18,900

Collateral

As of December 31, 2015, Ultrapar had no debt secured by property, plant and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

You should read this discussion together with our consolidated financial statements, including the notes thereto, and other financial information included elsewhere in this annual report and in conjunction with the financial information included under “Item 3.A. Key Information — Selected Consolidated Financial Information.”

Our audited consolidated financial statements included herein were prepared in accordance with IFRS and include our consolidated balance sheets as of December 31, 2015 and 2014, and the related income statements, statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2015, 2014 and 2013, as well as notes thereto.

The financial information presented in this annual report should be read in conjunction with our consolidated financial statements.

Overview

Ultrapar is a Brazilian Company with leading positions in the markets in which it operates with almost 80 years of history. Our five principal businesses, as of December 31, 2015, were:

•	LPG distribution, conducted by Ultragaz;

•	fuel distribution, conducted by Ipiranga;

•	chemicals production, conducted by Oxiteno;

•	storage services for liquid bulk, conducted by Ultracargo; and

•	retail pharmacy business, conducted by Extrafarma.

Ultragaz distributes LPG to residential, commercial and industrial market segments. Ipiranga distributes gasoline, ethanol, diesel, NGV, fuel oil, kerosene and lubricants through a network of 7,230 service stations and directly to large customers. Oxiteno produces ethylene oxide and its principal derivatives, and is also a significant producer of specialty chemicals, particularly surfactants. It manufactures approximately 1,500 products used in various industrial sectors such as cosmetics, detergents, crop protection chemicals, packaging, textiles and coatings. Ultracargo is the largest provider of storage for liquid bulk in Brazil, with six terminals and storage capacity of approximately 630 thousand cubic meters.

On September 30, 2013, Ultrapar entered into an association agreement with Extrafarma, one of Brazil’s ten largest drugstore chains. The Extrafarma Transaction closed on January 31, 2014 with the approval of the merger of shares by the Extraordinary General Meetings of Ultrapar and Extrafarma and, consequently, Extrafarma became a wholly-owned subsidiary of Ultrapar from February 1, 2014 onwards. Accordingly, Extrafarma’s results of operations did not affect our results of operations in 2013. Extrafarma’s results of operations were consolidated into Ultrapar’s results of operations as from February 1, 2014. See “Item 4.A. Information on the Company — History and Development of the Company — Extrafarma Transaction.”

Brazilian economic background

Since most of our operating businesses are located in Brazil, we are significantly affected by Brazil’s economic and social conditions, including, but not limited to, gross domestic product, or GDP, growth rates, the domestic rate of inflation and exchange rate fluctuations.

Gross domestic product. Despite the domestic inflationary pressure and the effects of the economic crisis in Europe, Brazil’s GDP grew by 3.9% in 2011, primarily as a result of the good performance of the agricultural and retail sectors, combined with an increase in families’ consumption and historically low unemployment rates. In 2012, despite the Brazilian government’s measures to stimulate the economy through record low interest rates and tax incentives to certain segments, GDP grew by 1.8%, the lowest level since 2009, partially as a result of the slowdown in the global economy and low levels of local investments in previous years. In 2013, the macroeconomic environment remained challenging in Brazil, with a slightly better situation in the international market, influenced by the recovery in the U.S. and European economies. In order to curb the rising inflation rates observed throughout the year, the Brazilian government raised the economy’s base interest rate (SELIC), from 7.25% at the end of 2012 to 10.0% at the end of 2013. Brazil’s GDP grew by 2.7% over 2012. In 2014, inflation remained at high levels, reaching 6.4% at the end of the year, and the Brazilian government raised again the economy’s basic interest rate from 10.0% at the end of 2013 to 11.75% at the end of 2014. Brazil´s GDP grew 0.1% in 2014. In 2015, Brazilian GDP decreased 3.8%, influenced by a challenging domestic environment with a combination of economic slowdown, higher unemployment levels, inflationary pressure and a higher economy’s basic interest rate (from 11.75% at the end of 2014 to 14.25% at the end of 2015). Our operations are significantly impacted by Brazilian GDP growth, specifically, sales of LPG to commercial and industrial customers, sales of diesel, Oxiteno’s sales to the domestic market and Ultracargo’s logistics operations.

Inflation and currency fluctuations. Our cash operating expenses are substantially in Reais and tend to increase with inflation. However, some of our costs of sales and services rendered are linked to the U.S. dollar and are not substantially affected by the Brazilian inflation rate. In addition, some of our Real-denominated debt is indexed to take into account the effects of inflation. In 2011, the unstable international economic environment, especially in the second half of the year as a result of the effects of the European crisis, contributed to a 13% depreciation of the Real against the U.S. dollar for the year, reversing the appreciation trend in the first half of the year. In 2011, the IGP-M and the IPCA index rates were 5.1% and 6.5%, respectively. In 2012, the Brazilian government adopted counter-cyclical measures during the year to foster economic growth, such as the reduction of the SELIC rate and the reduction of federal taxes on the automotive sector. The effects of the lower economic growth, the lower interest rate and the unstable international environment contributed to a 9% depreciation of the Real against the U.S. dollar. In 2012, the IGP-M and the IPCA index rates were 7.8% and 5.8%, respectively. In 2013, the Real depreciated 15% against the U.S. dollar influenced by the performance of the Brazilian economy, the economic rebound in the United States and the economic instability in the international markets. In 2014, the weak performance of the Brazilian economy and the recovery of the North American economy contributed to a 13% depreciation of Real against the U.S. dollar. The IGP-M and the IPCA index rates were 3.7% and 6.4%, respectively. In 2015, the IGP-M and the IPCA index rates were 10.5% and 10.7%, respectively, impacted by the adjustment of regulated prices, such as fuels and electric energy, and the Real depreciated 47% against the U.S. dollar influenced by the downgrade of Brazil’s sovereign credit rating and the expectation for an interest rate rise by the Federal Reserve System. From December 31, 2015 to April 25, 2016 the Real appreciated by 9% against the U.S. dollar. The principal foreign exchange risk we face arises from certain U.S. dollar denominated costs and expenses. Although a substantial part of our debt is dollar-denominated, it is currently hedged against currency devaluation through the use of various derivative instruments or matching investments in the same currency. Additionally, a significant part of our raw materials is also denominated or indexed to the U.S. dollar. A large part of our sales is denominated in Reais, although prices in the chemical business are benchmarked to prices prevailing in the international markets, which in turn are linked to U.S. dollars. Hence, we are exposed to foreign exchange rate risks which could negatively impact our businesses, financial situation and operating results as well as our capacity to service our debt.

The table below shows the inflation rate for the periods indicated, as measured by the IGP-M as well as the devaluation (or appreciation) of the Real against the U.S. dollar.

	Year ended December 31,
Index	2015	2014	2013
IGP-M	10.5%	3.7%	5.5%
IPCA	10.7%	6.4%	5.9%
Devaluation of the Real against the U.S. dollar	47.0%	13.4%	14.6%

We manage the foreign exchange risk associated with the scheduled payments under the terms of our U.S. dollar indebtedness by investing in U.S. dollar-denominated securities and foreign currency/interest swap contracts, under which we pay variable interest in Reais based on the interbank certificate of deposit rate, or CDI, and receive fixed interest in U.S. currency. As of December 31, 2015 our total obligations denominated in foreign currency were R$2,694.7 million (US$690.1 million), including payables arising from imports, net of advances to foreign suppliers. At the same date our total asset position in foreign currency was R$3,615.2 million (US$925.8 million), comprised of investments indexed to U.S. dollars and hedging instruments used to manage fluctuations of exchange rates and foreign currency receivables exposures. As of December 31, 2015, Ultrapar had a net long exposure in foreign currency of R$920.5 million (US$235.7 million), comprised of a net short position in U.S. dollars of R$552.7 million (US$141.5 million), a net long position in U.S. dollars of R$94.6 million (R$24.2 million) and a net long position in other currencies, principally the Mexican Peso of R$273.2 million (US$70.0 million), due to the company’s operations in this country. For the purposes of this paragraph, U.S. dollar values were calculated based on the December 31, 2015 Real/dollar exchange rate. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Foreign Exchange Risk” for information about our foreign exchange risk hedging policy and Notes 14 and 30 to our consolidated financial statements.

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

Allowance for doubtful accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the subsequent inability of our customers to make required payments. The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers, as well as other receivables, and is included as selling expenses; no adjustment is made to net revenue from sales and services. In order to establish the allowance for doubtful accounts, our management constantly evaluates the amount and characteristics of our accounts receivable. When significant delays occur and the likelihood of receiving these payments decreases, a provision is made. In case receivables in arrears are guaranteed or there are reasonable grounds to believe they will be paid, no provision is made. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required in future periods. However, because we cannot predict with certainty the future financial stability of our customers, we cannot guarantee that our allowances will continue to be adequate. Actual credit losses may be greater than the allowance we have established, which could have a significant impact on our selling expenses. See Notes 5 and 30 to our consolidated financial statements, for additional information about our allowance for doubtful accounts.

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

Deferred income and social contribution taxes. We recognize deferred tax assets and liabilities, which do not expire, arising from tax loss carry forwards, temporary add-backs, revaluation of property, plants and equipment and other procedures. The deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which they can be utilized. We periodically review the deferred tax assets for recoverability considering historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. In the event we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we reduce all or a significant portion of our deferred tax assets, resulting in an increase in our effective tax rate, thereby decreasing net income. A high degree of management judgment is required in determining the recoverability of deferred tax assets. The principal uncertainty relates to the likelihood of future taxable income from the subsidiary that generated the deferred tax asset. A change in our projections of profitability could result in the need to reduce the deferred tax assets, resulting in a negative impact of future results. See Note 9 to our consolidated financial statements for additional information on taxes.

Provisions for tax, civil and labor risks. We are currently involved in certain legal and administrative proceedings that arise from our normal course of business as described in “Item 8.A. Financial Information Consolidated Statements and Other Financial Information — Legal Proceedings” and Note 20 to our consolidated financial statements. We believe that the provisions for such proceedings in our consolidated financial statements are adequate. It is our policy to record provisions in regard to lawsuits when the probability of an existing obligation is considered more-likely-than-not to occur in the opinion of our management, based on information available to us, including information obtained from our internal and external legal counsel. Future results of operations could be materially affected by changes in our assumptions, by the effectiveness of our strategies relating to these proceedings, by future developments in each matter being discussed or by changes in approach, such as a change in settlement strategy in dealing with these matters.

Property, plant and equipment. Property, plant and equipment is recognized at acquisition or construction cost, including financial charges incurred on property, plant and equipment under construction, as well as maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission or to restore assets (see Note 19 to our consolidated financial statements). Depreciation is calculated using the straight-line method, for the periods mentioned in Note 12 to our consolidated financial statements, taking into account the useful lives of the assets, which are reviewed annually. Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

Intangible assets. Intangible assets include assets acquired by us from third parties, according to the criteria below (see Note 13 to our consolidated financial statements):

•	Goodwill is carried net of accumulated amortization as of December 31, 2008, when it ceased to be amortized. Goodwill generated since January 1, 2009 is shown as intangible asset corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity, and is tested annually for impairment. Goodwill is allocated to the respective cash generating units (“CGU”) for impairment testing purposes.

•	Bonus disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as distribution rights when paid and amortized using the straight-line method according to the term of the agreement.

•	Other intangible assets acquired from third parties, such as software, technology and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, for the periods mentioned in Note 13 to our consolidated financial statements, taking into account their useful lives, which is reviewed annually.

We have not recognized intangible assets that were created internally. We and our subsidiaries have goodwill and brands acquired in business combinations, which are evaluated as intangible assets with indefinite useful life (see Note 13 items i and vi).

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

The evaluation of the value in use is calculated for a period of five years (except the Extrafarma segment), after which we calculate the perpetuity, considering the possibility of carrying the business on indefinitely. For the Extrafarma segment, a 10-year period was used due to its expansion plan and considering a three-year period to maturity of new stores.

On December 31, 2015, the discount and real growth rates used to extrapolate the projections ranged from 10.3% to 17.1% (except discount rate of Oxiteno Andina of 43.5%) and 0% to 1% p.a., respectively, depending on the CGU analyzed.

Our goodwill impairment tests did not result in the recognition of losses for the years ended December 31, 2015, 2014 and 2013.

Provisions for assets retirement obligations – fuel tanks. We make provisions for assets retirement obligations that correspond to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when tanks are installed. The estimated cost is recognized in property, plant and equipment and depreciated over the respective useful life of the tanks. The amounts recognized as a liability are monetarily restated until the respective tank is removed. An increase in the estimated cost of the obligation to remove the tanks could result in negative impact in future results. The estimated removal cost is reviewed and updated annually or when there is significant change in its amount. For further detail on provisions for assets retirement obligations of Ipiranga, see Note 19 to our consolidated financial statements.

Exchange rate used in translation of Oxiteno Andina’ financial statements. Due to the political and economic situation in Venezuela, the Company’s management reassessed the exchange rate used in the translation of financial statements and changed, on December 31, 2015, the rate from SICAD—Sistema Complementario de Administración de Divisas to SIMADI—Sistema Marginal de Divisas, due to the fact that currently this exchange rate is the one that most closely matches the best expression of the Venezuelan economy. SIMADI: Bolivar is traded at variable exchange rate of approximately 199 VEF/US$ on December 31, 2015. For further detail, see Note 2.r to our consolidated financial statements.

Subscription warrants – indemnification fair value determination. Subscription warrants are valued according to Ultrapar´s share price (UGPA3) on the effective date of financial statements, reduced by the dividend yield, once the subscription warrants’ exercise is only possible from 2020 onward, without dividends rights until then. The quantity of shares of the subscription warrants – indemnification is also adjusted according to the variation of the amounts of provisions and of tax, civil and labor risks contingent liabilities, relative to the period before January 31, 2014. For further detail, see Notes 3.a and 30 to our consolidated financial statements.

Financial assets. In accordance with IAS 32, IAS 39, and IFRS 7, our financial instruments are classified as follows:

•	Measured at fair value through profit or loss: financial assets held for trading, that is, acquired or incurred principally for the purpose of selling or repurchasing in the near term, and derivatives. The balances are stated at fair value. The interest earned, the exchange variation, and changes in fair value are recognized in profit or loss.

•	Held to maturity: non-derivative financial assets with fixed or determinable payments, and fixed maturities for which the entity has the positive intention and ability to hold to maturity. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method.

•	Available for sale: non-derivative financial assets that are designated as available for sale or that are not classified into other categories at initial recognition. The balances are stated at fair value, and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and acquisition cost plus the interest earned are recognized in other comprehensive income in the “Valuation adjustments”. Accumulated gains and losses recognized in shareholders’ equity are reclassified to profit or loss in case of prepayment.

•	Loans and receivables: non-derivative financial assets with fixed or determinable payments or receipts, not quoted in an active market, except: (i) those which the entity intends to sell immediately or in the near term and which the entity classified as measured at fair value through profit or loss; (ii) those classified as available for sale; or (iii) those for which the Company may not recover substantially all of its initial investment for reasons other than credit deterioration. The interest earned and the foreign currency exchange variation are recognized in profit or loss. The balances are stated at acquisition cost plus interest, using the effective interest rate method. Loans and receivables include cash and banks, trade receivables, dividends receivable, and other trade receivables.

The Company uses derivative financial instruments for hedging purposes, applying the concepts described below:

•	Hedge accounting – fair value hedge: derivative financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s profit or loss. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

•

Hedge accounting – cash flow hedge: derivative financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction that may affect the income statements. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Valuation adjustments” while the ineffective portion is recognized in profit or loss. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall be recognized in profit or loss in the period in which the hedged item is recognized in profit or loss or as initial cost of non-financial assets, in the same line of the statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the Company cancels the hedging relationship; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in other comprehensive income in equity are reclassified to profit or loss in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in other comprehensive income in equity shall be recognized immediately in profit or loss.

•	Hedge accounting – hedge of net investments in foreign operation: derivative financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as cumulative translation adjustments, while the ineffective portion and the operating costs are recognized in profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in income upon disposal of the foreign operation.

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair value of cash and bank deposit balances are identical to their carrying values.

•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the reporting period, which corresponds to their fair value.

•	Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the “yield curve” and, therefore, the Company believes their fair value corresponds to their carrying value.

•	The fair value calculation of LPG International’s notes in the foreign market in 2014 was based on the quoted prices in an active market. In 2015 the notes were settled by LPG International on the maturity date (see Note 14.b to our consolidated financial statements).

•	The subscription warrants – indemnification were measured based on the share price of Ultrapar (UGPA3) at the reporting date and are adjusted to the Company’s dividend yield, since the exercise is only possible starting in 2020 onwards and they are not entitled to dividends until then. The number of shares of subscription warrants – indemnification is also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. For further information of the Extrafarma acquisition, see Note 3.a to our consolidated financial statements.

The fair value of other financial investments and financing was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of December 31, 2015 and 2014. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realizable in the current market.

For further detail on financial instruments of the Company, see Notes 4, 14 and 30 to our consolidated financial statements.

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

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt, are allocated to the instrument and amortized to profit or loss over its term, using the effective interest rate method (see Note 14.j to our consolidated financial statements). Transaction costs incurred and directly attributable to the issue of shares or other equity instruments are recognized in equity and are not amortized.

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

Significant actuarial assumptions adopted include:

Economic factors

	2015	2014
	% p.a.	% p.a.
Discount rate for the actuarial obligation at present value	12.7	11.8
Average projected salary growth rate	9.0	8.4
Inflation rate (long term)	5.0	5.2
Growth rate of medical services	9.2	9.4

Demographic factors

•	Mortality Table for the life insurance benefit – CSO-80

•	Mortality Table for other benefits—AT 2000 Basic decreased by 10%

•	Disabled Mortality Table—RRB 1983

•	Disability Table—RRB 1944 modified

For further information on our post-employment benefits, see Note 18.b) to our consolidated financial statements.

Standards and criteria adopted in preparing the information

The consolidated financial information presented below was prepared based on the consolidated financial statements as of and for the years ended December 31, 2015, 2014 and 2013, which were prepared in accordance with IFRS. Ultrapar’s financial information is presented on a consolidated basis. Financial information relating to Ultragaz, Ipiranga, Oxiteno, Ultracargo and Extrafarma is presented on an individual basis and does not reflect elimination of intercompany transactions. Accordingly, the sum of individual financial information of Ultrapar’s subsidiaries may not correspond to the consolidated financial information of Ultrapar.

The reconciliation of the EBITDA starting from the net income is presented below:

R$ million	2015	2014	2013
Net income for the year	1,513.0	1,251.2	1,228.7
(+) Income and social contribution taxes	734.3	573.5	572.7
(+) Net financial expenses	703.3	445.4	337.6
(+) Depreciation and amortization	1,002.6	887.8	778.9
EBITDA(1)	3,953.3	3,157.9	2,918.0

(1)	See footnote 7 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for a more complete discussion of EBITDA and its reconciliation to information in our financial statements.

Results of operations

The following discussion of our results of operations is based on the financial information derived from our consolidated financial statements prepared in accordance with IFRS.

Year ended December 31, 2015 compared to the year ended December 31, 2014.

The following table shows a summary of our results of operations for the years ended December 31, 2015 and 2014:

	Year ended December 31, 2015	% of net revenue from sales and services	Year ended December 31, 2014	% of net revenue from sales and services	Percent change 2015- 2014
	(R$ million)
Net revenue from sales and services	75,655.3	100%	67,736.3	100%	12%
Cost of products and services sold	(68,933.7)	-91%	(62,304.6)	92%	11%
Gross profit	6,721.6	9%	5,431.7	8%	24%
Selling, marketing, general and administrative expenses	(3,837.9)	-5%	(3,289.0)	-5%	17%
Other operating income, net	50.6	0%	106.9	0%	-53%
Income from disposal of assets	27.3	0%	37.0	0%	-26%
Operating income	2,961.5	4%	2,286.6	3%	30%
Financial results	(703.3)	-1%	(445.4)	-1%	58%
Income and social contribution taxes	(734.3)	-1%	(573.5)	-1%	28%
Share of profit (loss) of joint ventures and associates	(10.9)	0%	(16.5)	-1%	-34%
Net income	1,513.0	2%	1,251.2	2%	21%
Net income attributable to:
Shareholders of Ultrapar	1,503.5	2%	1,241.6	2%	21%
Non-controlling shareholders of the subsidiaries	9.5	0%	9.7	0%	-1%
EBITDA(1)	3,953.3	5%	3,157.9	5%	25%
Depreciation and amortization	1,002.6	1%	887.8	1%	13%

(1)	See footnote 7 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for additional discussion of EBITDA and its reconciliation to other information in our financial statements.

Net revenue from sales and services. Ultrapar’s net revenue from sales and services increased 12%, from R$67,736.3 million in 2014 to R$75,655.3 million in 2015. Ultrapar’s net revenue from sales and services generally includes revenues from fuel and gas sales by Ultragaz and Ipiranga, respectively, pharmaceutical products sales by Extrafarma, specialty chemicals sales by Oxiteno and liquid bulk storage services provided by Ultracargo, reduced by sales taxes such as ICMS, PIS and COFINS and by discounts and sales returns.

The following table shows the change in net revenue from sales and services for each of our businesses:

	2015	2014	Percent change 2015- 2014
	(R$ million)
Ipiranga	65,349.8	58,830.1	11%
Oxiteno	4,082.5	3,413.6	20%
Ultragaz	4,621.2	4,091.3	13%
Ultracargo	315.5	346.5	-9%
Extrafarma(1)	1,336.3	1,101.3	21%

(1)	In 2014, reflects results of operations for the 11-month period from February 1, 2014, the date on which Extrafarma’s results of operations were consolidated into our financial statements, through December 31, 2014. For additional information, see “Presentation of Financial Information.”

Ipiranga’s net revenue from sales and services increased by 11%, from R$58,830.1 million in 2014 to R$65,349.8 million in 2015, mainly due to (i) the rise on diesel and gasoline refinery prices, charged by Petrobras in November 2014 and September 2015, as well as the increase of CIDE, PIS and COFINS taxes on gasoline and diesel as from February 2015, impacting ethanol costs, and (ii) the strategy of constant innovation in services and convenience in the service station, generating greater customer satisfaction and loyalty. Ipiranga’s sales volume in 2015 slightly increased by 0.4%, from 25,614 thousand cubic meters in 2014 to 25,725 thousand cubic meters in 2015. In 2015, sales volume of gasoline, ethanol and natural gas for vehicles (Otto cycle) increased by 2% from 2014, as a result of an estimated 3% growth of the light vehicles fleet and investments made in new service stations and conversion of unbranded service stations, partially offset by the effects of higher unemployment rates over the year and the consequent impact on household consumption. In 2015, the total volume of diesel decreased by 2% compared to 2014 due to the weak performance of the economy.

Oxiteno’s net revenue from sales and services increased by 20%, from R$3,413.6 million in 2014 to R$4,082.5 million in 2015, as a result of (i) the 42% weaker Real, due to the fact that Oxiteno’s sales are highly influenced by the foreign exchange rate, with the depreciation effectively increasing Oxiteno’s net revenue in Reais, and (ii) its continuing strategic focus on specialty chemicals. The increase in Oxiteno’s net revenue was partially offset by the lower sales volume and the decrease in the prices of main raw materials. Sales volume of specialty chemicals decreased by 8%, from 673 thousand tons in 2014 to 618 thousand tons in 2015, mainly due to the effects of the Brazilian economy slowdown, resulting in a 7% decrease in total volume compared to 2014.

Ultragaz’s net revenue from sales and services increased by 13%, from R$4,091.3 million in 2014 to R$4,621.2 million in 2015, mainly due to the increase on LPG refinery prices, charged by Petrobras for use in the bulk segment in December 2014, September 2015 and December 2015, and in the bottled segment in September 2015. Ultragaz’s sales volume decrease 1%, from 1,711 thousand tons in 2014 to 1,697 thousand tons in 2015, mainly due to the economy slowdown in bulk segment, partially offset by the capture of new customers in the residential and small- and medium-sized companies segments and condominiums and the 1% growth in bottled segment.

Ultracargo’s net revenue from sales and services decreased by 9%, from R$346.5 million in 2014 to R$315.5 million in 2015, mainly due to the partial stoppage of the Santos terminal as a result of the fire accident occurred in the beginning of April. Average storage had an 8% reduction over 2014, mainly as a result of the partial stoppage of the Santos terminal offset by the increased demand of fuels in Suape and Aratu.

Extrafarma’s net sales and services grew by 21%, from R$1,101.3 million in 2014 to R$1,336.3 million in 2015, due to the higher average number of stores and a 10% increase in same store sales excluding mobile phones (sales in stores with more than 12 months). Extrafarma ended the year with 14% growth compared to 2014 in the average number of stores, compared to a growth of 8% Abrafarma, gaining two positions when compared to December 2014 in the Abrafarma ranking, ending the year in 6th position.

Cost of products and services sold. Ultrapar’s cost of products and services sold increased by 11%, from R$62,304.6 million in 2014 to R$68,933.7 million in 2015. Our main costs of products and services sold are related to the purchase of raw materials, including diesel, gasoline and ethanol for Ipiranga, ethylene for Oxiteno, LPG for Ultragaz and pharmaceutical products for Extrafarma, and depreciation and amortization.

The following table shows the change in cost of products and services sold for each of our businesses:

	2015	2014	Percent change 2015- 2014
	(R$ million)
Ipiranga	61,236.8	55,338.9	11%
Oxiteno	2,809.8	2,624.7	7%
Ultragaz	3,884.6	3,478.5	12%
Ultracargo	151.9	141.9	7%
Extrafarma(1)	900.9	752.4	20%

(1)	In 2014, reflects results of operations for the 11-month period from February 1, 2014, the date on which Extrafarma’s results of operations were consolidated into our financial statements, through December 31, 2014. For additional information, see “Presentation of Financial Information.”

Ipiranga’s cost of products and services sold increased by 11%, from R$55,338.9 million in 2014 to R$61,236.8 million in 2015, mainly due to the increases in diesel and gasoline costs by Petrobras and the increase of CIDE tax on such costs and higher sales volume.

Oxiteno’s cost of products and services sold had a 7% increase compared to 2014, from R$2,624.7 million in 2014 to R$2,809.8 million in 2015, mainly due to the 42% weaker Real against the U.S. dollar, which increased our costs denominated or linked to the U.S. dollar, particularly variable costs associated with raw materials such as the ethylene. The increase in Oxiteno’s cost of products and services sold was partially offset by a 22% reduction in unit variable costs in dollars (calculated as Oxiteno’s variable cost of products and services sold in dollars divided by the volume of products sold) and a decrease in sales volume.

Ultragaz’s cost of products and goods sold was 12% higher than in 2014, from R$3,478.5 million in 2014 to R$3,884.6 million in 2015, due to the increase in the cost of LPG for use in the bottled and bulk segments by Petrobras and the effects of a 10.7% inflation rate (as measured by the IPCA) on personnel expenses.

Ultracargo’s cost of services sold increased by 7%, from R$141.9 million in 2014 to R$151.9 million in 2015, maily as a result ofthe effects of a 10.7% inflation rate (as measured by the IPCA), mainly on personnel expenses.

The cost of products sold by Extrafarma increased by 20%, from R$752.4 million in 2014 to R$900.9 million in 2015, due to increased sales volume and the annual adjustment in the prices of medicines, set by the Chamber for the Regulation of the Medical Pharmaceuticals Market (CMED).

Gross profit. Ultrapar’s gross profit increased by 24%, from R$5,431.7 million in 2014 to R$6,721.6 million in 2015, as a result of the increased gross profit in all businesses units, except in Ultracargo. Ipiranga’s gross profit increased by 18%, from R$3,491.1 million in 2014 to R$4,113.0 million in 2015. Oxiteno’s gross profit increased by 61%, from R$788.9 million in 2014 to R$1,272.7 million in 2015. Ultragaz’s gross profit increased by 20%, from R$612.7 million in 2014 to R$736.7 million in 2015. Ultracargo’s gross profit decreased by 20%, from R$204.5 million in 2015 to R$163.6 million in 2015, due to the fire that occurred in Santos in April 2015. Extrafarma’s gross profit increased by 25%, from R$349.0 million in 2014 to R$435.3 million in 2015.

Selling, marketing, general and administrative expenses. Ultrapar’s selling, marketing, general and administrative (“SG&A”) expenses generally include personnel delivery, freight, marketing and depreciation and amortization expenses. Ultrapar’s SG&A expenses increased by 17%, from R$3,289.0 million in 2014 to R$3,837.9 million in 2015.

The following table shows the change in SG&A expenses for each of our businesses:

	2015	2014	Percent change 2015- 2014
	(R$ million)
Ipiranga	2,087.2	1,871.1	12%
Oxiteno	690.8	522.7	32%
Ultragaz	525.4	444.2	18%
Ultracargo	100.6	94.1	7%
Extrafarma(1)	427.5	332.5	29%

(1)	In 2014, reflects results of operations for the 11-month period from February 1, 2014, the date on which Extrafarma’s results of operations were consolidated into our financial statements, through December 31, 2014. For additional information, see “Presentation of Financial Information.”

Ipiranga’s SG&A expenses increased by 12% compared to 2014, from R$1,871.1 million in 2014 to R$2,087.2 million in 2015 mainly due to (i) the expansion of the distribution network, (ii) higher freight expenses mainly due to the rise in diesel costs and (iii) higher expenses with variable compensation, in line with the earnings progression.

Oxiteno’s SG&A expenses increased by 32% compared to 2014, from R$522.7 million in 2014 to R$690.8 million in 2015 mainly due to (i) higher expenses with variable compensation, in line with the earnings progression, (ii) the effects of the weaker Real on expenses with logistics and international units, and (iii) the effects of a 10.7% inflation rate (as measured by the IPCA).

Ultragaz’s SG&A expenses increased by 18% compared to 2014, from R$444.2 million in 2014 to R$525.4 million in 2015 mainly due to (i) higher expenses with variable compensation, in line with the earnings progression, (ii) the effects of a 10.7% inflation rate (as measured by the IPCA) on expenses, and (iii) higher expenses with advertising and marketing in the relaunch campaign of the Ultragaz brand, highlighting the attributes of its current strategy focused on convenience and services for consumers.

Ultracargo’s SG&A expenses increased by 7% in 2015, from R$94.1 million in 2014 to R$100.6 million in 2015, excluding expenses related to the fire in the Santos terminal referred to below under “Other operating results”.

Extrafarma’s SG&A expenses increased by 29% in 2015, from R$332.5 million in 2014 to R$427.5 million in 2015 mainly due to (i) the 14% increase in the average number of stores, (ii) the inclusion of expenses for the structuring for a more accelerated growth during 2014, (iii) the beginning of the operation of the new distribution center of Ceará at the end of 2014, and (iv) due to the effects of a 10.7% inflation rate (as measured by the IPCA) on expenses, partially offset by lower integration expenses.

Other operating income, net. Other operating income, net is mainly composed of merchandising fees from Ipiranga’s suppliers. Ultrapar’s other operating income, net decreased from R$106.9 million in 2014 to R$50.6 million in 2015, mainly as a result of the expansion in Ipiranga’s operations, partially offset by expenses related to the fire in the terminal Ultracargo in Santos, which resulted in expenses of R$92.0 million in 2015.

Income from disposal of assets. Ultrapar’s income from disposal of assets is mainly composed of the sale of real estate at Ipiranga in both years and decreased from R$37.0 million in 2014 to R$27.3 million in 2015.

Operating income before financial income (expenses) and share of profit of joint ventures and associates. Ultrapar’s operating income before financial income (expenses) and share of profit of joint ventures and associates increased by 30%, from R$2,286.6 million in 2014 to R$2,961.5 million in 2015, as a result of the increased operating income before financial income (expenses) and share of profit of joint ventures and associates in Ipiranga, Oxiteno and Ultragaz. Ipiranga’s operating income before financial income (expenses) and share of profit of joint ventures and associates increased by 23%, from R$1,758.1 million in 2014 to R$2,154.6 million in 2015. Oxiteno’s operating income before financial income (expenses) and share of profit of associates increased by 119%, from R$264.2 million in 2014 to R$579.5 million in 2015. Ultragaz’s operating income before financial income (expenses) and share of profit of associates increased by 27%, from R$169.0 million in 2014 to R$213.9 million in 2015. Ultracargo’s operating income before financial income (expenses) and share of profit of joint ventures and associates decreased by 114%, from profit of R$117.3 million in 2014 to loss of -R$16.1 million in 2015. Extrafarma’s operating income before financial income (expenses) and share of profit of joint ventures and associates decreased by 71%, from R$16.9 million in 2014 to R$5.0 million in 2015.

Net financial expenses. Net financial expenses include mainly income and expenses from (i) interest on financial investments and financings and (ii) exchange rate variation. Ultrapar’s net financial expenses increased by 58%, from R$445.4 million in 2014 to R$703.3 million in 2015, mainly due to (i) higher CDI during the period, (ii) the higher net debt, in line with the growth of the company, (iii) the exchange rate fluctuations in the period and (iv) PIS and COFINS contributions on financial revenue as from July. Ultrapar’s net debt to EBITDA ratio was 1.2 at the end of 2015, compared with 1.3 at the end of 2014.

As of December 31, 2015, Ultrapar’s gross debt was R$8,901.6 million and its net debt was R$4,928.4 million, compared to gross debt of R$8,375.2 million and net debt of R$3,975.1 million on December 31, 2014. See footnote 8 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for a more complete discussion of net debt and its reconciliation to information in our financial statements, as well as Notes 4, 14 and 30 to our consolidated financial statements.

Income and social contribution taxes. Ultrapar’s income and social contribution taxes, net of benefits from income tax exemptions, increased by 28%, from R$573.5 million in 2014 to R$734.3 million in 2015, mainly as a result of an increase in pre-tax income due to the increase in Ultrapar’s operational income.

Net income for the year. Ultrapar’s net income for 2015 reached R$1,513.0 million, a 21% increase in net income compared to 2014, mainly due to the EBITDA growth between the periods, partially offset by the increase in financial expenses and higher expenses and costs with depreciation and amortization costs, as a result of investments made over the period.

EBITDA. Ultrapar’s EBITDA increased 25%, from R$3,157.9 million in 2014 to R$3,953.3 million in 2015, as a result of EBITDA growth in Ipiranga, Oxiteno and Ultragaz.

The following table shows the change in EBITDA for each of our businesses:

	2015	2014	Percent change 2015- 2014
	(R$ million)
Ipiranga	2,768.8	2,288.0	21%
Oxiteno	739.8	403.7	83%
Ultragaz	357.0	305.5	17%
Ultracargo	26.3	166.9	-84%
Extrafarma(1)	28.7	29.8	-4%

(1)	In 2014, reflects results of operations for the 11-month period from February 1, 2014, the date on which Extrafarma’s results of operations were consolidated into our financial statements, through December 31, 2014. For additional information, see “Presentation of Financial Information.”

Ipiranga reported EBITDA of R$2,768.8 million in 2015, an increase of 21% compared to 2014, primarily due to (i) the strategy of constant innovation in services and convenience in service stations, generating greater customer satisfaction and loyalty, (ii) increased sales volume in Otto cycle, and (iii) effects of import and inventory gains resulting from the economic adjustments in the Brazilian fuels market.

Oxiteno reported EBITDA of R$739.8 million, an 83% increase compared to 2014, mainly due to the effect of a weaker Real against U.S. dollar and its strategic focus on specialty chemicals, partially offset by lower sales volume. Oxiteno’s unit EBITDA reached US$306/ton in 2015, compared to a unit EBITDA of US$ 220/ton in 2014.

Ultragaz’s EBITDA totaled R$357.0 million, 17% higher than 2014, mainly due to the company’s commercial initiatives, specially in capturing residential and small- and medium-sized companies and condominiums, as well as the expansion of its resellers.

Ultracargo’s EBITDA totaled R$26.3 million in 2015, an 84% decrease mainly due to the lower handling, due to the partial stoppage of the Santos terminal and its fire related expenses. Excluding Santos operations, other Ultracargo’s terminals reported an EBITDA of R$92.9 million, a 5% decrease mainly due to the effects of economy slowdown on handling of chemicals.

Extrafarma reported EBITDA of R$28.7 million, a 4% decrease as compared to 2014, due to expenses related to the initiatives for a more accelerated growth, including the beginning of the operation of the new distribution center of Ceará and the increased of new drugstores openings, the benefits of which are expected to be generated in the next years, partially offset by the increased in same store sales.

For a reconciliation of our EBITDA and the EBITDA of Ipiranga, Oxiteno, Ultragaz, Ultracargo and Extrafarma to information in our financial statements, see footnote 7 under “Item 3.A. Key Information — Selected Consolidated Financial Data.”

Year ended December 31, 2014 compared to the year ended December 31, 2013.

The following table shows a summary of our results of operations for the years ended December 31, 2014 and 2013:

	Year ended December 31, 2014	% of net revenue from sales and services	Year ended December 31, 2013	% of net revenue from sales and services	Percent change 2014- 2013
	(R$ million)
Net revenue from sales and services	67,736.3	100%	60,940.2	100%	11%
Cost of products and services sold	(62,304.6)	92%	(56,165.4)	92%	11%
Gross profit	5,431.7	8%	4,774.9	8%	14%
Selling, marketing, general and administrative expenses	(3,289.0)	-5%	(2,768.7)	-5%	19%
Other operating income, net	106.9	0%	97.6	0%	10%
Income from disposal of assets	37.0	0%	40.3	0%	-8%
Operating income	2,286.6	3%	2,144.0	4%	7%
Financial results	(445.4)	-1%	(337.6)	-1%	32%
Income and social contribution taxes	(573.5)	-1%	(572.7)	-1%	0%
Share of profit (loss) of joint ventures and associates	(16.5)	-1%	(5.0)	0%	230%
Net income	1,251.2	2%	1,228.7	2%	2%
Net income attributable to:
Shareholders of Ultrapar	1,241.6	2%	1,225.1	2%	1%
Non-controlling shareholders of the subsidiaries	9.7	0%	3.6	0%	170%
EBITDA(1)	3,157.9	5%	2,918.0	5%	8%
Depreciation and amortization	887.8	1%	778.9	4%	14%

(1)	See footnote 7 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for additional discussion of EBITDA and its reconciliation to other information in our financial statements.

Net revenue from sales and services. Ultrapar’s net revenue from sales and services increased 11%, from R$60,940.2 million in 2013 to R$67,736.3 million in 2014, mainly as a result of the increased sales volume in all businesses. Ultrapar’s net revenue from sales and services generally includes revenues from fuel and gas sales by Ultragaz and Ipiranga, respectively, pharmaceutical products sales by Extrafarma, specialty chemicals sales by Oxiteno and liquid bulk storage services provided by Ultracargo, reduced by sales taxes such as ICMS, PIS and COFINS and by discounts and sales returns.

The following table shows the change in net revenue from sales and services for each of our businesses:

	2014	2013	Percent change 2014- 2013
	(R$ million)
Ipiranga	58,830.1	53,384.1	10%
Oxiteno	3,413.6	3,277.8	4%
Ultragaz	4,091.3	3,982.3	3%
Ultracargo	346.5	332.1	4%
Extrafarma(1)	1,101.3

(1)	Reflects results of operations for the 11-month period from February 1, 2014, the date on which Extrafarma’s results of operations were consolidated into our financial statements, through December 31, 2014. For additional information, see “Presentation of Financial Information.”

Ipiranga’s net revenue from sales and services increased by 10%, from R$53,384.1 million in 2013 to R$58,830.1 million in 2014, mainly due to (i) 3.5% higher sales volume, (ii) the 5% increase on diesel refinery prices and the 3% increase on gasoline refinery prices, charged by Petrobras in November 2014, coupled with an increase of ethanol costs, (iii) improved sales mix, resulting from investments in the expansion of the service station network, which enabled an increased share of fuels for light vehicles and diesel sold through the reseller segment (sales in service stations), which represented 75% of Ipiranga’s sales volume in 2014, and (iv) the strategy of constant innovation in services and convenience in the service station, generating greater customer satisfaction and loyalty. Ipiranga’s sales volume in 2014 grew by 3.5%, from 24,758 thousand cubic meters in 2013 to 25,614 thousand cubic meters in 2014. Sales volume of gasoline, ethanol and natural gas for vehicles increased by 8% in relation to 2013, mainly as a result of an estimated 6% growth of the light vehicles fleet and strong investments made in new service stations and in the conversion of unbranded service stations. In 2014, diesel volumes remained stable, with an increase of 3% in the reseller segment compared to 2013, which is the result of investments for the expansion of the network, offset by the weak performance of the economy.

Oxiteno’s net revenue from sales and services increased by 4%, from R$3,277.8 million in 2013 to R$3,413.6 million in 2014, as a result of a 9% depreciation of the average Real against the U.S. dollar in 2014, due to the fact that Oxiteno’s sales are highly influenced by the foreign exchange rate, with the depreciation effectively increasing Oxiteno’s net revenue in Reais. This increase was partially offset by a less favorable sales mix, with an increased share of commodities and lower international prices of glycols. Sales volume of specialty chemicals decreased by 2%, from 687 thousand tons in 2013 to 673 thousand tons in 2014, mainly due to the slowdown of the Brazilian economy and the decision to reduce the level of operations in Venezuela since the beginning of 2014, as a result of the limitations in importing raw materials in that country. The reduction in specialty chemicals was offset by the increase of 21% in sales of glycols, and Oxiteno’s total volume sold presented a slight increase compared to 2013.

Ultragaz’s net revenue from sales and services increased by 3%, from R$3,982.3 million in 2013 to R$4,091.3 million in 2014, mainly as a result of the growth in the sales volume in bottled segment and commercial initiatives in the commercial and industrial segments including an improved sales mix, especially in the residential and small- and medium-sized companies segments. Total sales volume grew 1%, from 1,696 thousand tons in 2013 to 1,711 thousand tons in 2014, due to growth of 2% in the bottled segment and growth in small- and medium-business and residential condominiums, due to commercial initiatives focused on convenience and services.

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

The following table shows the change in cost of products and services sold for each of our businesses:

	2014	2013	Percent change 2014- 2013
	(R$ million)
Ipiranga	55,338.9	50,190.2	10%
Oxiteno	2,624.7	2,479.5	6%
Ultragaz	3,478.5	3,398.2	2%
Ultracargo	141.9	133.8	6%
Extrafarma(1)	752.4

(1)	Reflects results of operations for the 11-month period from February 1, 2014, the date on which Extrafarma’s results of operations were consolidated into our financial statements, through December 31, 2014. For additional information, see “Presentation of Financial Information.”

Ipiranga’s cost of products and services sold increased by 10%, from R$50,190.2 million in 2013 to R$55,338.9 million in 2014, mainly due to the 3.5% higher sales volume and the rise in diesel and gasoline costs by Petrobras in November 2014 and, consequently, increased ethanol costs.

Oxiteno’s cost of products and services sold increased by 6%, from R$2,479.5 million in 2013 to R$2,624.7 million in 2014, mainly due to the 9% depreciation of the average Real against the U.S. dollar, which increased our costs denominated or linked to the U.S. dollars, particularly variable costs associated with raw materials such as ethylene. The increase in Oxiteno’s cost of product and services sold was partially offset by a 4% reduction in unit variable costs in dollars, calculated as Oxiteno’s variable cost of products and services sold in dollars divided by the volume of products sold.

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

Gross profit. Ultrapar’s gross profit increased by 14%, from R$4,774.9 million in 2013 to R$5,431.7 million in 2014, as a result of the increased gross profit in all businesses units, except in Oxiteno. Ipiranga’s gross profit increased by 9%, from R$3,194.0 million in 2013 to R$3,491.1 million in 2014. Oxiteno’s gross profit decreased by 1%, from R$798.3 million in 2013 to R$788.9 million in 2014. Ultragaz’s gross profit increased by 5% from R$584.1 million in 2013 to R$612.7 million in 2014. Ultracargo’s gross profit increased by 3%, from R$198.3 million in 2013 to R$204.5 million in 2014. As a result of Extrafarma Transaction, Extrafarma added R$349.0 million to Ultrapar’s gross profit in 2014.

Selling, marketing, general and administrative expenses. Ultrapar’s selling, marketing, general and administrative (“SG&A”) expenses generally include personnel delivery, freight, marketing and depreciation and amortization expenses. Ultrapar’s SG&A expenses increased by 19%, from R$2,768.7 million in 2013 to R$3,289.0 million in 2014.

The following table shows the change in SG&A expenses for each of our businesses:

	2014	2013	Percent change 2014- 2013
	(R$ million)
Ipiranga	1,871.1	1,759.5	6%
Oxiteno	522.7	486.9	7%
Ultragaz	444.2	432.4	3%
Ultracargo	94.1	94.5	0%
Extrafarma(1)	332.5

(1)	Reflects results of operations for the 11-month period from February 1, 2014, the date on which Extrafarma’s results of operations were consolidated into our financial statements, through December 31, 2014. For additional information, see “Presentation of Financial Information.”

Ipiranga’s SG&A expenses increased by 6%, from R$1,759.5 million in 2013 to R$1,871.1 million in 2014, mainly resulting from (i) the 3.5% higher sales volume, (ii) the expansion of the distribution network, (iii) the effects of a 6.4% inflation rate (as measured by the IPCA) on expenses and (iv) the increase of diesel costs impacting freight expenses.

Oxiteno’s SG&A expenses increased by 7%, from R$486.9 million in 2013 to R$522.7 million in 2014, due to (i) increased logistics expenses, resulting from the rises in diesel costs and the effect of the weaker Real, which adversely affected Oxiteno’s SG&A expenses denominated in U.S. dollars, particularly expenses related to international freight and its plants located outside Brazil, and (ii) the effects of a 6.4% inflation rate (as measured by the IPCA) on expenses, partially offset by lower variable compensation in line with the earnings progression.

Ultragaz’s SG&A expenses increased by 3%, from to R$432.4 million in 2013 to R$444.2 million in 2014, mainly due to (i) the effects of inflation on personnel and freight expenses and (ii) the increase in variable compensation, in line with the earnings progression, effects partially offset by initiatives for expense reduction during the year.

Ultracargo’s SG&A expenses remained stable, from R$94.5 million in 2013 to R$94.1 million in 2014, with the effects of inflation on expenses offset by lower expenses with projects.

As a result of Extrafarma Transaction, Extrafarma added R$332.5 million to Ultrapar’s SG&A expenses in 2014.

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

Operating income before financial income (expenses) and share of profit of joint ventures and associates. Ultrapar’s operating income before financial income (expenses) and share of profit of joint ventures and associates increased by 7%, from R$2,144.0 million in 2013 to R$2,286.6 million in 2014, as a result of the increased operating income before financial income (expenses) and share of profit of joint ventures and associates in Ipiranga, Ultragaz and Ultracargo. Ipiranga’s operating income before financial income (expenses) and share of profit of joint ventures and associates increased by 12%, from R$1,574.7 million in 2013 to R$1,758.1 million in 2014. Oxiteno’s operating income before financial income (expenses) and share of profit of associates decreased by 14%, from R$308.6 million in 2013 to R$264.2 million in 2014. Ultragaz’s operating income before financial income (expenses) and share of profit of associates increased by 15%, from R$147.0 million in 2013 to R$169.0 million in 2014. Ultracargo’s operating income before financial income (expenses) and share of profit of joint ventures and associates increased by 8%, from R$108.9 million in 2013 to R$117.3 million in 2014. As a result of Extrafarma Transaction, Extrafarma added R$16.9 million to Ultrapar’s operating income before financial income (expenses) and share of profit of joint ventures and associates in 2014.

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

As of December 31, 2014, Ultrapar’s gross debt was R$8,375.2 million and its net debt was R$3,975.1 million, compared to gross debt of R$6,969.6 million and net debt of R$3,425.9 million on December 31, 2013. See footnote 8 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for a more complete discussion of net debt and its reconciliation to information in our financial statements, as well as Notes 4, 14 and 30 to our consolidated financial statements.

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

The following table shows the change in EBITDA for each of our businesses:

	2014	2013	Percent change 2014- 2013
	(R$ million)
Ipiranga	2,288.0	2,029.6	13%
Oxiteno	403.7	440.6	-8%
Ultragaz	305.5	280.5	9%
Ultracargo	166.9	157.5	6%
Extrafarma(1)	29.8

(1)	Reflects results of operations for the 11-month period from February 1, 2014, the date on which Extrafarma’s results of operations were consolidated into our financial statements, through December 31, 2014. For additional information, see “Presentation of Financial Information.”

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

As a result of Extrafarma Transaction, Extrafarma added R$29.8 million to Ultrapar’s EBITDA in 2014.

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

Sources and uses of funds. We generated cash flow from operations of R$3,201.7 million, R$2,650.7 million and R$2,120.7 million for 2015, 2014 and 2013, respectively. In 2015, our cash flow from operations was R$551.0 million higher than that of 2014, mainly due to the growth of our operations, partially offset by increased investment in working capital, which grew from a divestment of R$99.0 million in 2014 to an investment of R$436.2 million in 2015. In 2014, our cash flow from operations was R$530.0 million higher than that in 2013, mainly due to the growth of our operations and lower investment in working capital, which decreased from an investment of R$185.8 million to a divestment of R$99.0 million in 2014.

Cash flow of investing activities used an amount of R$801.8 million, R$1,540.2 million and R$1,287.9 million in 2015, 2014 and 2013, respectively. In 2015, Ultrapar continued with an investment strategy focused on the continuing growth of scale and competitiveness, better serving an increasing number of customers. In 2015, 2014 and 2013, we invested R$1,334.2 million, R$1,215.7 million and R$1,101.5 million in additions to fixed assets, equipment and intangible assets, net of disposals. In addition, capital investments were made in ConectCar of R$41.1 million (including an advance payment of R$4 million for future capital increase), R$28.5 million and R$24.9 million in 2015, 2014 and 2013 respectively.

Cash flows used by financing activities totaled R$2,520.7 million, R$539.3 million and R$578.9 million for 2015, 2014 and 2013, respectively. In 2015, cash used by financing activities increased R$1,981.4 million compared to 2014, mainly as a result increased use of resources for amortization of debt interest payment and as for acquisition of shares issued by the Company (share buyback program). In 2014, cash used by financing activities decreased R$39.5 million compared to 2013, mainly as a result of an increase of R$369.5 million in new loans and debentures, which was partially offset by a greater use of resources of R$327.0 million for amortization of financing and debentures, interest and dividend payments. In 2013, the cash used by financing activities decreased R$43.8 million, primarily as a result of an increase of R$1,307.8 million in new loans and debentures, which was partially offset by a greater use of resources in R$1,297.6 million for amortization of financing and debentures, interest and dividend payments.

Accordingly, cash and cash equivalents totaled R$2,702.9 million in 2015, R$2,827.4 million in 2014 and R$2,276.1 million in 2013.

We believe we have sufficient working capital to meet our current needs. In addition to the cash flow generated from operations explained above, we had R$3,506.2 million in cash, cash equivalents and short-term investments as of December 31, 2015. The gross indebtedness due from January 1 to December 31, 2016 totaled R$1,515.7 million, including estimated interest payments on loans, as of December 31, 2015. Furthermore, we estimate investments of R$1,809.4 in 2016.

We anticipate that we will spend approximately R$13.7 billion in the next five years to meet long-term contractual obligations described in the Tabular Disclosure of Contractual Obligations and for the 2016 budgeted capital expenditures. We expect to meet these cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financing and the refinancing of some of our indebtedness as it becomes due.

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

Indebtedness

As of December 31, 2015, our consolidated short and long-term debt was as follows:

Indebtedness	Currency	Interest Rate(1)	Principal amount of outstanding and accrued interest through December 31
			2015	2014
			(in millions of Reais)
Foreign currency-denominated loans:
Foreign loan	US$	LIBOR(2) + 0.7%	1,111.7	603.0
Foreign loan	US$	+2.1%	576.6	—
Foreign loan	US$	LIBOR(2) + 1.4%	397.6	158.0
Advances on Foreign Exchange Contracts	US$	1.5%	222.5	184.1
Financial institutions	US$	2.8%	142.8	113.9
Financial institutions	US$	LIBOR(2) + 2.0%	77.8	53.3
Foreign currency advances delivered	US$	1.3%	50.1	25.4
Financial institutions	MX$(3)	TIIE(3) + 1.0%	27.1	32.3
BNDES	US$	6.0%	24.1	33.2
Notes in the foreign market	US$	—	—	664.1
Reais – denominated loans:
Banco do Brasil floating rate	R$	105.0% of CDI	3,115.8	2,873.6
Debentures – 1st and 2nd public issuances IPP	R$	107.9% of CDI	1,413.1	1,409.5
Debentures – 5th issuance	R$	108.3% of CDI	833.1	—
BNDES	R$	TJLP(4) + 2.7%	409.3	531.0
Export Credit Note floating rate	R$	101.5% of CDI	158.6	—
Banco do Nordeste do Brasil	R$	8.5%	66.1	85.1
FINEP – Research and Projects Financing	R$	4.0%	61.7	74.8
BNDES	R$	4.6%	49.7	62.6
Finance leases	R$	IGP-M(5) + 5.6%	45.5	45.9
BNDES	R$	SELIC(6) + 2.2%	30.9	—
Export Credit Note	R$	8.0%	27.0	25.7
FINEP – Research and Projects Financing	R$	TJLP(4)-1.4%	11.2	9.1
Fixed rate working capital loan	R$	10.3%	1.2	3.4
Floating rate finance leases	R$	CDI + 2.8%	0.3	0.5
FINAME – Financing for Machines and Equipment	R$	TJLP(4) + 5.6%	0.3	0.5
Fixed rate finance leases	R$	15.4%	0.1	0.7
Debentures – 4th issuance	R$	—	—	874.3
Banco do Brasil fixed rate	R$	—	—	503.9
Total loans			8,854.2	8,367.8
Unrealized losses on swaps transactions			47.4	7.4

Total			8,901.6	8,375.2

(1)	Interest rate as of December 31, 2015.
(2)	LIBOR = London Interbank Offered Rate.
(3)	MX$ = Mexican peso and TIIE = the Mexican interbank balance interest rate.
(4)	TJLP (Long-Term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of BNDES. On December 31, 2015, TJLP was fixed at 7.0% p.a.
(5)	IGP-M = General Index of Market Prices of Brazilian inflation, calculated by the Getulio Vargas Foundation.
(6)	SELIC = Brazilian base interest rate.

Our consolidated debt as of December 31, 2015 had the following maturity schedule:

Maturity	Amount
(in millions of Reais)
January 1, 2016 to December 31, 2016	1,097.9
January 1, 2017 to December 31, 2017	3,393.6
January 1, 2018 to December 31, 2018	3,165.6
January 1, 2019 to December 31, 2019	1,155.8
January 1, 2020 to December 31, 2020	38.6
2021 thereafter	50.2

Total	8,901.6

As provided in IAS 39, the transaction costs and issuance premiums associated with our fundraising are included as part of our financial liabilities. See Note 14(j) to our consolidated financial statements for more information.

Ultrapar contracted hedging instruments against foreign currency exchange and interest rate variations for a portion of its indebtedness. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and Note 30 to our consolidated financial statements for more information.

The financings are guaranteed by collateral in the amount of R$52.3 million as of December 31, 2015 and by guarantees and promissory notes in the amount of R$4,370.0 million as of December 31, 2015. In addition, Ultrapar and its subsidiaries offer collateral in the form of letters of credit for commercial and legal proceeding in the amount of R$187.6 million and guarantees related to raw materials imported by the subsidiary Ipiranga in the amount of R$ 133.2 million as of December 31, 2015.

Some subsidiaries issued collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under this collateral, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to this collateral is R$27.1 million as of December 31, 2015 with maturities of less than 213 days. As of December 31, 2015, Ultrapar did not have losses in connection with this collateral. The fair value of collaterals recognized in current liabilities as other payables was R$0.7 million as of December 31, 2015, which is recognized as profit or loss as customers settle their obligations with the financial institutions.

Some financing agreements of the Company contain cross default clauses whereby we are required to pay the debt assumed in case of default of other debts equal to or greater than US$15 million. As of December 31, 2015, there was no event of default on such debts.

Notes in the foreign market

In December 2005, the subsidiary LPG International issued US$250 million in notes in the foreign market, maturing in December 2015, with interest rate of 7.3% p.a., paid semiannually. The notes were guaranteed by Ultrapar and Oxiteno.

The notes were settled by LPG International at their maturity date.

Foreign loans

1)	The subsidiary IPP contracted foreign loans in the total amount of US$440 million. IPP also contracted hedging instruments for floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charge to an average cost of 102.1% of CDI (see Note 30 to our consolidated financial statements). IPP designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loans are guaranteed by Ultrapar.

The maturity of the principal amount of these loans are as follows:

Maturity	Amount	Cost
	in millions of dollars	% of CDI
March, 2017	70.0	99.5
September, 2017	150.0	103.7
July, 2018	60.0	103.0
September, 2018	80.0	101.5
November, 2018(*)	80.0	101.4

Total / average cost	440.0	102.1

(*)	The subsidiary IPP renegociated this foreign loan, in the total amount of US$80 million, changing its maturity date from November, 2015 to November, 2018.

2)	The subsidiary Oxiteno Overseas has a foreign loan in the amount of US$60 million with maturity in January 2017 and interest rate of LIBOR + 1.0% p.a., paid semiannually. Ultrapar, through its subsidiary Cia Ultragaz, contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loan charge to 94.0% of CDI (see Note 30 to our consolidated financial statements). The foreign loan is guaranteed by Ultrapar and its subsidiary Oxiteno S.A.

3)	In December 2015, the subsidiary LPG contracted a foreign loan in the amount of US$30 million, with maturity in December 2018 and interest rate equivalent to LIBOR + 1.85% p.a., paid quarterly. The foreign loan is guaranteed by Ultrapar and its subsidiary IPP.

4)	In December 2015, the subsidiary Global Petroleum Products Trading Corporation contracted a foreign loan in the amount of US$12 million, with maturity in December 2018 and interest rate equivalent to LIBOR + 1.85% p.a., paid quarterly. The foreign loan is guaranteed by Ultrapar and its subsidiary IPP.

During these contracts, Ultrapar shall maintain the following financial ratios, calculated based on its audited consolidated financial statements:

•	Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated EBITDA, at less than or equal to 3.5; and

•	Maintenance of a financial ratio determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The Company is in compliance with the levels of covenants required by these loans. The restrictions imposed on Ultrapar and its subsidiaries are usual for this type of transactions and have not limited their ability to conduct their business to date.

Debentures

In March 2015, Ultrapar carried out its fifth issuance of debentures, in a single series of 80,000 simple, nonconvertible into shares, unsecured debentures, and its main characteristics are as follows:

Face value unit:	R$10,000.00
Final maturity:	March 16, 2018
Payment of the face value:	Lump sum at final maturity
Interest:	108.3% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

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

BNDES

Ultrapar has financing from BNDES (Brazilian National Development Bank) for some of its investments. As of December 31, 2015, such lines of credit with BNDES totaled R$1.6 billion, of which R$0.4 billion had been drawn down. See “Item 10.C. Additional Information — Material Contracts — BNDES.”

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

Banco do Brasil

The subsidiary IPP has floating interest rate loans from Banco do Brasil S.A. to finance the marketing, processing or manufacturing of agricultural goods (ethanol).

IPP renegotiated loans with original maturity in February 2015, with principal total amount of R$333.3 million, changing the maturity to July 2017 and January 2018, and changing the floating interest rate to 106.0% of CDI.

IPP renegotiated loans with original maturity in May 2015, with principal total amount of R$200.0 million, changing the maturity to November 2017 and April 2018, and changing the floating interest rate to 107.0% of CDI.

These loans mature as follows (include interest until December 31, 2015):

Maturity	Balance in 2015
(in millions of Reais)
February, 2016	226.0
May, 2016	133.4
January, 2017	1,146.7
July, 2017	177.5
November, 2017	101.6
January, 2018	177.5
April, 2018	101.6
May, 2019	1,051.6

3,115.8

In February 2016, IPP renegotiated a loan with original maturity in February 2016, with principal total amount of R$166.7 million, extending the maturity to February 2019, and changing the floating interest rate to 114.0% of CDI. See “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments”.

Export credit note.

The subsidiary Oxiteno Nordeste has export credit notes in the amounts of R$17.5 million and R$10.0 million, with maturities in March and August 2016, respectively, and fixed interest rate of 8% per year, paid quarterly. In May 2015, the subsidiary Oxiteno Nordeste contracted an export credit note in the amount of R$156.8 million, with maturity in May 2018 and floating interest rate of 101.5% of CDI, paid quarterly.

For the fixed rates contracts, Oxiteno Nordeste contracted interest hedging instruments, thus converting the fixed rates for these loans into 88.8% of CDI (see Note 30 to our consolidated financial statements). Oxiteno Nordeste designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both measured at fair value from inception. Changes in fair value are recognized in profit or loss.

Investments

Equity investments

	Year ended December 31,
	2015		2014		2013
	(in millions of Reais)
Ipiranga	41.1	(1)	28.5	(1)	23.3	(2)
Oxiteno	—		—		6.2	(3)
Ultragaz	—		—		—
Ultracargo	—		—		—
Acquisition of Extrafarma	—		719.9		—
Others	—		—		—

Total equity investments(4)	41.1		748.4		29.5

(1)	Capital invested in ConectCar.
(2)	Capital invested in ConectCar (R$24.9 million), net of capital reduction in the affiliated Transportadora Sulbrasileira de Gás S.A. (R$1.5 million). See “Item 4.A. Information on the Company — History and Development of the Company.”
(3)	Working capital and net debt closing adjustments relating to the acquisition of American Chemical. See “Item 4.A. Information on the Company — History and Development of the Company.”
(4)	Equity investments consist of investments with acquisition of subsidiaries and interest in other companies and capital increases in joint ventures and associates.

Organic Investments

The following table shows our organic investments for the years ended December 31, 2015, 2014 and 2013 and does not include equity investments:

	Year ended December 31,
	2015	2014	2013
	(in millions of Reais)
Ipiranga	853.9	810.0	758.3
Oxiteno	131.4	113.9	139.3
Ultragaz	219.9	180.5	150.9
Ultracargo	23.9	26.4	37.4
Extrafarma	80.8	57.1	—
Others(1)	24.2	27.8	15.6

Total – additions to property, plant, equipment and intangible assets	1,334.2	1,215.7	1,101.5
Financing and bonuses to our resellers(2)	18.1	4.6	(12.2)

Total organic investments(3), net of disposals	1,352.2	1,220.3	1,089.4

(1)	Includes mainly capital expenditures related to corporate information technology and headquarters’ building maintenance.
(2)	Financing and bonuses to our resellers, net of repayments. Bonuses are lump sum payments made by distributors to resellers. Resellers typically use these payments to improve their facilities or to invest in working capital. Financing for clients is included under working capital in the cash flow statement and bonuses are included under intangible assets.
(3)	Organic investments consist of acquisitions of property, plant and equipment and intangible assets and financing and repayments to resellers, and do not include investments in acquisitions of subsidiaries and interest in other companies neither capital increases in joint ventures and associates.

In 2015, Ultrapar continued with an investment strategy focused on the continuing growth of scale economy and competitiveness, better serving an increasing number of customers. Investments, net of disposals, totaled R$1,352 million in organic investments. At Ipiranga, R$872 million were invested, of which (i) R$374 million in the expansion of its service stations network (through the conversion of unbranded service stations, the opening of new gas stations and new customers) and am/pm and Jet Oil franchises, focused on the Midwest, Northeast and North regions of Brazil, (ii) R$115 million in expanding its logistics infrastructure to support the growing demand, through the construction and expansion of logistics facilities, (iii) R$86 million in the modernization, mainly in logistics facilities and information systems, and (iv) R$297 million in the maintenance of its operations, mainly in the renewal of contracts of its distribution network and the renovation of service stations. Out of the total amount invested, R$854 million were related to property, plant, equipment and intangible assets and R$18 million were related to the financing to clients, net of repayments. At Oxiteno, the total investments in 2015 amounted to R$131 million, mainly in the maintenance of its production units and the completion of the expansion of its production capacity in Coatzacoalcos, Mexico. At Ultragaz, R$220 million were invested, mainly in new clients in the bulk segment, replacement of LGP bottles and maintenance of its bottling facilities. In 2015, Ultracargo invested R$24 million, mainly directed towards modernization and maintenance of its terminals. Extrafarma invested R$81 million, mainly directed towards the opening of new drugstores, maintenance of existing stores and IT retail-facing projects.

Ultrapar’s investment plan for 2016 amounts to R$1,809 million, which demonstrates the continuity of good opportunities to grow through increased scale and productivity gains, as well as modernization of existing operations. At Ipiranga, we plan to invest (i) R$354 million to maintain the pace of expansion of its distribution network (through the conversion of unbranded service stations and the opening of new gas stations) and of am/pm and Jet Oil franchises, focused on the Midwest, Northeast and North regions of Brazil, and in new distribution centers to supply the convenience stores, (ii) R$112 million in the expansion of its logistics infrastructure to support growth, mainly through the construction and expansion of logistics facilities, and (iii) R$421 million in the maintenance and modernization of its activities, mainly in the renewal of contracts of its distribution network and the renovation of service stations, as well as information systems to support its operations. Oxiteno’s investment plan approved for 2016 totals R$460 million. This amount includes US$65 million to the construction of the new ethoxylation unit at its site in Texas (USA), which was announced in November 2015, and is expected to be concluded by the end of 2017. The new unit’s capacity will be 170,000 tons per year at its final stage. The remaining amount will be focused in maintenance and modernization of its plants for higher productivity, as well as information systems. Ultragaz’s investment plan approved for 2016 totals R$208 million, which will be focused mainly (i) on capturing new clients in the bottled and bulk segment, (ii) on the replacement and purchase of LPG bottles, (iii) on the expansion and maintenance of filling plants, and (iv) on IT with focus on systems to support its operations. Ultracargo’s investiment plan approved for 2016 totals R$118 million, which will mainly be focused on (i) the modernization of safety systems of its terminals, (ii) the expansion of Itaqui terminal, which is expected to start operating in 2017, and (iii) the adjustment and maintenance of the infrastructure of its terminals. At Extrafarma, we plan to invest R$124 million mainly in the opening of new drugstores and in the maintenance of its activities.

C.	Research and Development, Trademarks and Patents

Research and Development

Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. As of December 31, 2015, 133 employees of Oxiteno were engaged in research and development and engineering activities. Oxiteno’s research and development expenditures in 2015, 2014 and 2013 were R$41 million, R$36 million and R$28 million, respectively. In 2004, Oxiteno founded its own “Science and Technology Council” with six of the world’s major specialists in surfactants as members. These specialists, with experience in the surfactants industry or in the academic environment in the US, Europe and Latin America, follow the trends and opportunities in the sector. Since 2004, the council, currently composed of five specialists, has met once a year in São Paulo to analyze Oxiteno’s research and development project portfolio, as well as the management methodology applied. Their recommendations enable Oxiteno to improve its research and development activities’ efficiency, as well as to broaden the reach of its partnerships with international entities. In addition, Oxiteno has created specific scientific councils with specialists from its main segments.

Oxiteno’s investments in research and development have resulted in the introduction of 70 new products during the last three years. Oxiteno will continue to invest in research and development focused on developing new product applications to meet clients’ needs.

Trademarks and Patents

Ipiranga owns registrations for the trademarks used in its distribution business, such as Ipiranga, Quilômetros de Vantagens Ipiranga (“Km de Vantagens”), Jet Oil, Clube VIP Ipiranga, Clube do Milhão Ipiranga, Posto 24 horas, Atlantic, Ipiranga 4x4, Gasolina Original Ipiranga (Original Ipiranga Gasoline), among several others. The 10-year period of validity of the registrations for these trademarks will expire between 2016 and 2022. IPP also owns a supplying fuel pump and other patents. Ipiranga acquired the am/pm brand in Brazil in November 2012 through an agreement signed with Atlantic Richfield Company.

Additionally, Ipiranga has filed applications for the trademarks “Abastece Aí”, “am/pm Super Store” and “am/pm Estação” which are under INPI analysis.

The Company owns registrations for all its main trademarks: Extrafarma, Ultragaz, Brasilgás, Oxiteno and Ultracargo.

D.	Trend Information

LPG business

Between 2003 and the end of 2007, LPG prices charged to LPG distributors in Brazil remained stable, despite increases in oil and LPG prices in the international markets, which were partially offset by the appreciation of the Real compared to the U.S. dollar, reducing the difference between LPG prices in Brazil and in the international markets. However, since 2008 Petrobras has increased LPG refinery prices for commercial and industrial usage sporadically, as shown below:

(% increase)	Jan/08	Apr/08	Jul/08	Jan/10	Dec/14	Sep/15	Dec/15
Commercial and industrial LPG	15%	10%	6%	6%	15%	11%	4%

The LPG refinery prices for residential use remained unchanged from May 2003 to September 2015, when Petrobras increased prices by 15%. In the last years, Petrobras’ practice was not to immediately reflect volatility of international prices of oil and its derivatives in the Brazilian market. We cannot guarantee that this trend will continue. Any sharp increase in LPG prices charged to LPG distributors could have an impact on Ultragaz’s results if it is unable to maintain its operational margins or sales volume.

LPG bulk sales are correlated to economic growth. Thus an acceleration or deceleration in Brazilian GDP growth can affect our sales volume. This segment represented approximately 30% of the volume sold by Ultragaz. Bottled LPG is an essential good and, therefore, it has a relatively low correlation with economic performance.

Chemical and petrochemical business

The specialty chemicals volume in the Brazilian market is correlated to economic growth. Therefore, an acceleration or deceleration in the Brazilian GDP growth can affect our sales volume, as Oxiteno’s specialty chemicals sales in Brazil represented 58% of its total sales in 2015. In periods of the Brazilian market growth, Oxiteno aims at (i) increasing the volume sold in the domestic market once the logistics costs are usually lower than those of sales outside Brazil, and (ii) increasing sales volume of specialties products of higher value added than commodities. In 2015, sales of specialty chemicals represented 85% of the total volume sold by Oxiteno.

In 2012, Oxiteno expanded its activities to the United States, through the acquisition of a specialty chemicals plant in Pasadena, Texas, with production capacity of 32,000 tons per year, and to Uruguay, through the acquisition of American Chemical, a specialty chemicals Company, with production capacity of 81,000 tons per year. In 2013, Oxiteno invested in the expansion of its production capacity in Coatzacoalcos, in Mexico. In 2015, Oxiteno announced investments of R$460 million in 2016. Such amount includes US$65 million to build a new ethoxylation unit in its site in Texas, which is expected to be completed in 2017. The new facility will reach production capacity of 170,000 tons per year in its final stage. Sharp changes in the foreign exchange rates can impact Oxiteno’s investments in Reais, leading to increased use of cash.

Almost all of Oxiteno’s products prices and variable costs are linked to U.S. dollar. Therefore, a sharp appreciation or depreciation of the U.S. dollar could have an impact on Oxiteno’s contribution margin in the future. In 2015, Real depreciated 47% against the U.S. dollar, influencing positively Oxiteno’s results. From December 31, 2015 to April 25, 2016, the Real appreciated 9% against the U.S. dollar. We cannot predict what will be the trend of the Real in the future.

Oxiteno’s main raw material is ethylene, which is produced from naphtha in Brazil. Generally, naphtha prices in Brazil fluctuate with oil prices. In 2014, the slowdown in the global economy and the decisions of the OPEC member countries on oil production influenced the international oil price, which started the year at US$111/barrel (Brent) and remained stable until the third quarter, but ended 2014 at US$62/barrel. In 2015, oil prices ended at US$38/barrel, down 39% compared to 2014. From December 31, 2015 to April 25, 2016, oil prices increased by 10%. We cannot predict whether oil and ethylene prices maintain this trend. A sharp variation in ethylene prices would impact Oxiteno’s results if it is not able to keep operating margins.

The increase in demand for chemical and petrochemical products in Brazil during the last years and the ongoing integration of regional and world markets have contributed to the increasing integration of the Brazilian petrochemical industry into the international marketplace. As a consequence, events affecting the petrochemical industry worldwide could have a material effect on our business and results of operations. The chemical industry performance worldwide was strongly affected by the world financial crisis in 2009, which caused the demand for chemical products to decrease in several countries. Due to the growth of the Brazilian chemicals market that year, Oxiteno faces tougher competition from certain foreign producers since 2009, including ethylene oxide and derivatives producers with access to natural-gas-based raw materials.

Fuel distribution business

In the recent past, the combined sales of gasoline, ethanol and natural gas (Otto cycle) in Brazil have been correlated to the growth of the light vehicle fleet. According to ANFAVEA, in 2015, the light vehicle fleet continued to grow, with about 2.5 million new vehicles licensed in Brazil, and estimated growth of 3% of the fleet compared to 2014, reaching about 40 million light vehicles. Additionally, we believe the current ratio of inhabitants per vehicle in Brazil is still low when compared to the rate seen in countries with similar level of development. According to 2013 data released by ANFAVEA (the last available data), the penetration of light vehicles in Brazil is about 20% of total inhabitants, while in Argentina and in Mexico is 30%. Recent data show a growth of Otto cycle below the fleet growth, due to worsening in employment levels and household income. Diesel sales, which in 2015 accounted for 51% of the volume sold by Ipiranga, have historically been correlated with Brazilian economic performance, particularly the agricultural and consumer goods segments. In 2015, the Brazilian diesel market, according to ANP data, experienced a reduction of 5% when compared to 2014, influenced by the weak performance of the economy and decrease in diesel consumption for thermoelectric power plants. A decrease in fuel consumption could have a negative effect on the future volume sold by the Company and on its results.

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

In June 2012, Petrobras started to sporadically increase diesel and gasoline prices, as shown below, but the CIDE tax of both products was simultaneously reduced to zero, offsetting the effect of the price increase at that moment to consumers. Subsequent increases had an impact on consumer prices. In January 2015, the Brazilian government announced the return of the CIDE tax and the increase in the PIS and COFINS taxes on fuel, with an impact of R$220/m³ for gasoline and R$150/m³ for diesel as from February 1, 2015.

(% increase)	Jun/12	Jul/12	Jan/13	Mar/13	Nov/13	Nov/14	Sep/15
Diesel	3.9%	6.2%	5.4%	4.9%	8.0%	5.0%	4.0%
Gasoline	7.8%	–	6.6%	–	4.0%	3.0%	6.0%

Retail pharmacy business

Retail pharmacy is a relevant market in Brazil and during the last years has presented significant growth. According to ABRAFARMA, the revenues of its member companies grew by 12% in 2015 compared to 2014. We believe the sector has potential for continued growth, mainly due to:

(i)	Brazilian aging population – the estimated Brazilian population over 60 years, which is responsible for the largest part of the consumption of medicines is estimated at 24 million people and is expected to reach 42 million people in 2030, an average growth of 4% per year, according to IBGE data;

(ii)	greater access to medicines, especially due to the growing prominence of generic drugs, which are cheaper than the reference branded medicine;

(iii)	the growing sale of personal care and beauty products through the drugstore chanel.

E.	Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations, as of December 31, 2015:

	Payment due by period
Contractual obligations	Total	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
	(in millions of Reais)
Financing	8,854.2	1,067.7	6,541.9	1,194.4	50.2
Estimated interest payments on financing(1)(2)	2,257.6	448.0	1,036.2	754.7	18.7
Currency and interest rate hedging instruments(3)	369.7	184.6	185.1	—	—
Estimated planned funding of pension plan — Ultraprev(4)	696.4	22.4	48.2	53.2	572.6
Purchase obligations — raw materials(5)	2,098.3	330.8	661.7	661.7	444.1
Purchase obligations — utilities(6)	62.5	20.3	45.8	(3.5)	—
Minimum tariff obligations — Ultracargo(7)	69.4	8.6	16.4	16.4	28.1
Operating leases(8)	282.7	65.8	98.2	51.9	67.0

Total contractual obligations	14,690.9	2,148.2	8,633.4	2,728.6	1,180.7

(1)	The estimated interest payment amount was calculated based on macro-economic assumptions including, on average for the period, principally (i) a 16.4% CDI interest rate, (ii) Reais to U.S. dollar exchange rate of R$4.18 in 2016, R$4.67 in 2017, R$5.25 in 2018, R$5.90 in 2019 and R$6.64 in 2020, (iii) a 7.0% TJLP rate and (iv) Brazilian inflation (IGP-M – General Market Price Index) at a rate of 7.3% in 2016, 6.5% in 2017 and 6.3% from 2018 to 2020. See “Item 5.B. Operating and Financial Review and Prospect — Liquidity and Capital Resources — Indebtedness” and Note 14 to our consolidated financial statements for more information about the maturity of our debt and applicable interest rates. See Notes 14 and 30 to our consolidated financial statements for more information on the maturity and the fair value of our swap agreements.
(2)	Includes estimated interest payments on our short-term and long-term debt. Does not include any information about our derivative instruments, for which the fair value is disclosed in Item 11. Quantitative and Qualitative Disclosures About Market Risk. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for more information about our derivative instruments.
(3)	The currency and interest rate hedging instruments were estimated based on projected U.S. dollar futures contracts and the futures curve of DI x Pre contract quoted on BM&FBOVESPA as of December 30, 2015, and on the futures curve of LIBOR (ICE – IntercontinentalExchange) on December 31, 2015. In the table above, only the hedging instruments that are expected to result in a disbursement at the time of settlement were considered.
(4)	The estimated payment amount was calculated based on (i) a 5.0% inflation assumption, (ii) the average age of the participants as of December 31, 2015 (37 years) and (iii) the Company’s contribution in December 2015.
(5)	Our subsidiary Oxiteno Nordeste has a supply agreement with Braskem which establishes a minimum annually consumption level of ethylene, calculed quarterly, and conditions for the supply of ethylene until 2021. Pursuant to the terms of this agreement, Oxiteno’s annual purchase commitment may not be lower than 190 thousand tons or higher than 205 thousand tons. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased. The minimum purchase commitment was revised to adapt the interest of the companies, with no pending issues. Our subsidiary Oxiteno has a supply agreement with Braskem, valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 30% of the current ethylene price for the quantity not purchased.
(6)	The purchase obligation relates to long-term contracts under which Oxiteno is required to purchase a minimum amount of energy annually.
(7)	Tequimar has agreements with CODEBA — Companhia Docas do Estado da Bahia and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its ports facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products (i) in Aratu, of 100,000 tons per year until 2016, and of 900,000 tons per year from 2017 to 2022, as well as (ii) in Suape, of 250,000 tons per year, until 2027, and of 400,000 tons per year in Suape in 2028 and 2029. If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement based on the port tariff rates on the date established for payment. As of December 31, 2015, these rates per ton were R$6.99 for Aratu and R$2.90 for Suape.
(8)	The subsidiaries IPP, Extrafarma and Cia Ultragaz have operating lease contracts related to land and building of service stations, drugstores and stores, respectively.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists the members of our Board of Directors and senior management as of April 25, 2016:

Name	Position	Years with the Company	Age
Board of Directors
Paulo Guilherme Aguiar Cunha	Chairman	49	76
Lucio de Castro Andrade Filho	Vice Chairman	39	71
Alexandre Gonçalves Silva(1)	Director	1	71
Carlos Tadeu da Costa Fraga(1)	Director	1	58
Jorge Marques de Toledo Camargo(1)	Director	1	61
José Maurício Pereira Coelho(1)	Director	1	49
Nildemar Secches	Director	14	67
Olavo Egydio Monteiro de Carvalho	Director	13	74
Pedro Wongtschowski	Director	38	70
Executive Officers
Thilo Mannhardt	Chief Executive Officer	5	61
André Pires de Oliveira Dias(2)	Chief Financial and Investor Relations Officer, Ultrapar	0	49
João Benjamin Parolin	Officer, Oxiteno	30	57
Leocadio de Almeida Antunes Filho	Officer, Ipiranga	8	65
André Covre	Officer, Extrafarma	12	45
Pedro Jorge Filho	Officer, Ultragaz	38	62
Ricardo Isaac Catran	Officer, Ultracargo	36	61

(1)	Members of the Board of Directors elected to first term at the Annual General Shareholders’ Meeting held in April 2015.
(2)	Mr. Pires assumed the position of Chief Financial and Investor Relations Officer in July, 2015. See “Item 4.A. Information on the Company — History and Development of the Company”.

Summarized below is information regarding the business experience, areas of experience and principal outside business interest of the current members of our Board of Directors and our senior management.

Board of Directors

Paulo Guilherme Aguiar Cunha. Mr. Cunha has been the chairman of our Board of Directors since 1998 and was our Chief Executive Officer until January 2007. Mr. Cunha has been a member of the Board of Directors of Monteiro Aranha since 1997. Mr. Cunha joined Ultrapar in 1967 and was appointed vice president in 1973 and Chief Executive Officer in 1981. Mr. Cunha has also been a member of the CMN – National Monetary Council, a member of the board of BNDESPAR, a subsidiary of BNDES, president of the Brazilian Association of Technical Standards – ABNT, a member of the consulting board of ABIQUIM and president of IBP, the Brazilian Petroleum Institute (Instituto Brasileiro de Petróleo). Mr. Cunha is a board member of the Superior Council of Economy and of the Consultative Council for Industry of FIESP, the state of São Paulo Industry Association and ex-president of IEDI – Research Institution for the Industrial Development, where he currently is a member of the Board of Directors. Mr. Cunha is also a member of the board of Insper – IBMEC Business School, of the board of IPT – Technological Research Institution and of Development Council of PUC – RJ, an educational institution. Since 2008, Mr. Cunha has also been a board member of the Superior Strategic Council of FIESP. Mr. Cunha received a degree in industrial mechanical engineering from PUC – Catholic University in Rio de Janeiro in 1962. Mr. Cunha also was a Professor of Engineering at the Catholic University and at the Federal University of Rio de Janeiro from 1963 to 1966.

Lucio de Castro Andrade Filho. Mr. Andrade Filho has been the vice chairman of our Board of Directors since 1998. He joined Ultrapar in 1977 and since then Mr. Andrade Filho has held a number of positions with Ultrapar’s subsidiaries in the LPG, logistics, engineering and chemicals segments, as well as serving as Ultrapar’s vice president from 1982 to 2006. Mr. Andrade Filho was also the Chief Executive Officer of GLP – Qualidade Compartilhada, an LPG industry association and a member of the Board of Directors of the Brazilian Petroleum Institute. He has also been a member of Associação Arte Despertar, from 2005 to 2009. Mr. Andrade Filho received degrees in civil engineering and in administration from Mackenzie University in São Paulo in 1968 and 1972, respectively.

Pedro Wongtschowski. Mr. Wongtschowski has served as an officer of Ultrapar since 1985, becoming President and CEO from January 2007 to December 2012 and currently serves on the Board of Directors. He is Chairman of the Board of the National Research Center in Energy and Materials (“Centro Nacional de Pesquisa em Energia e Materiais”), Chairman of the Board of the National Association for Research, Development and Engineering of Innovative Companies (“Associação Nacional de Pesquisa e Desenvolvimento das Empresas Inovadoras”) and Chairman of the Board of EMPRAPII (“Associação Brasileira de Pesquisa e Inovação Industrial”). Mr. Wongtschowski is a member of the Board of Directors of Embraer S.A., Companhia Nitroquímica Brasileira, CTC (Centro de Tecnologia Canavieira) and other private companies and non-profit-organizations. He is author or co-author of books related to the chemical industry. Mr. Wongtschowski is a Chemical Engineer, with MSc and PhD from Escola Politécnica — Universidade de São Paulo.

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

Nildemar Secches. Mr. Secches joined us in April 2002 as a member of our Board of Directors. Mr. Secches is a member of the Board of Directors of Itaú Unibanco Holding S.A., of WEG S.A. and of Cia Suzano Papel and Celulose. From 2007 to 2013, he was the chairman of the Board of Directors of Brasil Foods S.A. and from 1995 to 2008 he was the CEO of Empresas Perdigão S.A. From 1972 to 1990, Mr. Secches worked for National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social – BNDES), serving as an executive officer from 1987 to 1990. From 1990 to 1994, Mr. Secches served as Chief Executive Officer of Grupo Iochpe-Maxion, where he is currently a member of the Board of Directors. Mr. Secches also previously held positions of Chief Executive Officer of ABEF – Brazilian Association of Chicken Producers and Exporters and vice-president of ABIPECS – Brazilian Association of Pork Producers and Exporters Industries. Mr. Secches received a degree in mechanical engineering from the University of São Paulo, a master’s degree in finance from Catholic University in Rio de Janeiro and a doctoral course in economics from the University of Campinas (in the state of São Paulo).

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

Olavo Egydio Monteiro de Carvalho. Mr. Monteiro de Carvalho joined our Company in December 2002 as a member of the Board of Directors. He is the chairman of the Board of Directors of Monteiro Aranha S.A. and a member on the Board of Directors of Klabin S.A. He is also a member of the Board of the Municipal Development Advisory (Conselho Municipal do Desenvolvimento – COMUDES), partner of Geociclo Biotecnologia S.A., member of the of the Board of Directors of Agência Rio-Negócios, an investment and promotion agency created to promote the economic and commercial development of Rio de Janeiro and was president of Associação Comercial do Rio de Janeiro until 2009. He holds a mechanical engineering degree from Technische Hochschule in Munich.

Alexandre Gonçalves Silva. Mr. Silva joined us in April 2015 as a member of the Board of Directors. Mr. Silva has been a member of the Board of Directors of Embraer S.A. since 2011, and in 2012 he became the Chairman of the Board of Directors of Embraer S.A. He has also been a member of the Board of Directors of Fibria Celulose S.A. since 2011, Tecsis – Tecnologia e Sistemas Avançados since 2003 and Companhia Nitro Química Brasileira since 2012. Mr. Silva was CEO of General Electric in Brazil from 2001 to 2007. He is a member of the Board of AMCHAM – American Chamber of Commerce for Brazil since 2003. He received a degree in industrial mechanical engineering from PUC – Catholic University in Rio de Janeiro in 1967.

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

André Pires de Oliveira Dias. Mr. Pires joined Ultrapar in July 2015 as Chief Financial and Investor Relations Officer. With over 25 years of experience in the financial and capital markets, Mr. Pires began his career in 1988 and held several positions in Brazil and in the United States in Banco Geral de Comércio, Montgomery Asset Management, Banco BBA Creditanstalt and BNP Paribas. He joined Gerdau S.A. in 2004 where he worked as a fund manager in Gerdau’s family office and as CFO in Gerdau Ameristeel in the United States. In 2013, Mr. Pires was appointed Executive Vice President of the Executive Committee of Gerdau and CFO, positions he held until 2015. Mr. Pires holds a bachelor degree in business administration with an emphasis in finance from Fundação Getulio Vargas and attended the Advanced Management Program at the University of Pennsylvania in the United States.

André Covre. Mr. Covre joined Ultrapar in September 2003 as Corporate Planning and Investor Relations Director. Mr. Covre has been the Company’s Chief Financial and Investor Relations Officer since March 2007. Mr. Covre has 25 years of experience in multiple management functions, including the field of strategic and corporate development, growth and turnaround ventures, corporate governance, mergers & acquisitions and capital markets. Mr. Covre was the coordinator of the Capital Markets Committee of IBGC (Brazilian Institute of Corporate Governance from 2012 to 2015). From 2008 to 2010, Mr. Covre was the chairman and from 2010 to 2013 was vice-chairman of the Latin American Corporate Governance Roundtable’s Companies Circle, a group supported by the Organization for Economic Co-operation and Development – OECD, International Finance Corporation – IFC and Global Corporate Governance Forum – GCGF, aiming at developing corporate governance in Latin America. Mr. Covre began his career with Unisys Corp. in the United States, was formerly the treasurer of Pepsi Cola Engarrafadora in Brazil and a director of ABN AMRO Capital in Amsterdam, a private equity and venture capital fund. Mr. Covre holds an MBA from INSEAD, in France, and a bachelor degree in government studies from Fundação Getulio Vargas in São Paulo.

João Benjamin Parolin. Mr. Parolin joined the Company in 1986, working in Oxiteno’s commercial department prior to assuming the position of Oxiteno’s Chief Operating Officer in 2007. Mr. Parolin formerly served as marketing manager from 1989 to 1992 and sales manager from 1992 to 2000. From 2000 to 2006, he held the sales director position at Oxiteno. Prior to joining Oxiteno, Mr. Parolin worked in the commercial area at Dow Química S.A. Mr. Parolin received a bachelor degree in chemical engineering from Escola Politécnica da Universidade de São Paulo in 1980, a post-graduate degree in Marketing Administration at Fundação Getulio Vargas and a master’s degree in business administration from Fundação Instituto de Administração – Universidade de São Paulo in 2003. As a complement to his academic background he attended the STC – Skills, Tools and Competences from Fundação Dom Cabral/J.L Kellogg Graduate School of Management (Northwestern University) in 2000 and the Advanced Management Program at Wharton University in 2005.

Leocadio de Almeida Antunes Filho. Mr. Antunes has been an officer of Ultrapar since May 2008. He has held a number of positions at Ipiranga since 1987 when he joined as commercial officer at Fertisul S.A. and officer at Ipiranga Serrana Fertilizantes S.A. From 1993 to 2008, he served as an executive officer at CBPI and DPPI. Currently Mr. Antunes is Ipiranga’s Chief Operating Officer and is also a member of the Board of Sindicom. Mr. Antunes is also a member of the Board of Directors of the Brazilian Petroleum Institute – IBP and of the Association for Convenience and Fuel Retailing – NACS. He earned a degree in Economics from Universidade Federal do Rio Grande do Sul and post graduate and a master’s degree in Agricultural Economics at University of Reading (UK) and University of London, respectively. Furthermore, he has completed the Advanced Executive Program, from J.L. Kellogg Graduate School of Management at Northwestern University.

Pedro Jorge Filho. Mr. Jorge has been an officer of Ultrapar since April 2005. He has been with the Company since 1977 and has held a number of positions with the Company, including serving as an officer of Utingás and Director of Engineering and Marketing at Ultragaz. Mr. Jorge was also responsible for the Southeastern and Midwest regions. Mr. Jorge became Ultragaz’s Chief Operating Officer in 2002. He is an officer at Sindigás and at AIGLP (Associación Iberoamericana de Gás Licuado de Petróleo) and first vice-president at World LP Gas Association – Paris. Mr. Jorge is also the Chief Executive Officer of GLP – Qualidade Compartilhada, an LPG industry association. He earned a degree in Industrial and Chemical Engineering from Universidade Mackenzie. He also earned a certificate from the Advanced Management Program at INSEAD, in Fontainebleau, France in 1998, and from the program “HR’s – Contribution to Continuous Improvement” at Instituto IESE of Universidade de Navarra, in Barcelona, Spain in 1999.

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

The purpose of Ultrapar’s compensation policy and practices are (i) to align the interests between management and shareholders, based on the principle of sharing risks and returns, (ii) to converge individual goals to the Company’s strategy, and (iii) to recognize the contribution and retain professionals, based on market references. Following these principles, Ultrapar adopts a differentiated and competitive compensation plan that includes the use of value creation metrics to establish variable compensation targets, differentiated benefits to executives and a stock ownership plan.

For the year ended December 31, 2015, the Company recognized aggregate compensation of our directors and executive officers of R$49.1 million in its financial statements, distributed as follows:

	Board of Directors	Executive Officers	Total
	(in thousands of Reais, except for the number of members)
Number of members(1)	8.83	7.00
Annual fixed compensation	5,289.5	15,251.6	20,541.1
Salary	3,963.7	9,182.4	13,146.1
Direct and indirect benefits	1,325.8	6,069.2	7,394.9
Variable compensation	—	19,519.7	19,519.7
Short-term variable compensation	—	17,218.1	17,218.1
Long-term variable compensation	—	2,301.6	2,301.6
Post-employment benefit	—	2,936.0	2,936.0
Stock-based compensation	—	6,125.9	6,125.9

Total compensation	5,289.5	43,833.2	49,122.7

The table below shows the higher, lower and average individual compensation recognized in our financial statements for our directors and executive officers in 2015:

Body	Number of members(1)	Highest individual compensation	Lowest individual compensation	Average individual compensation
	(in thousands of Reais, except for the number of members)
Board of Directors	8.83	1,493.1	399.5	599.0
Executive Officers	7.00	13,069.0	3,710.1	6,261.9

(1)	Weighted average number of members over the period, which reflects that (a) Mr. Ivan de Souza Monteiro was a board member until February 11, 2015 and no additional board member was added until April, 2015 and (b) Mr. José Maurício Pereira Coelho was elected at the annual shareholder’s meeting held in April 15, 2015.

The main components of our management compensation plan are:

•	Fixed compensation (salary and direct and indirect benefits): a monthly amount paid with the purpose of remunerating the responsibility and complexity inherent to each position, the individual contribution and the experience of each professional.

•	Short-term variable compensation: an annual amount paid in order to align the interests of the executives with those of the Company. This amount is linked to (i) the businesses performance, which is measured through the Economic Value Added (EVA®) metric, and (ii) the achievement of annual individual goals established based on the strategic planning and focused on expansion and operational excellence projects, people development and market positioning, among others.

•	Long-term variable compensation: the purpose of this portion is to align long-term interests of executives and shareholders and to retain executives. The previous program had been effective from 2006 to 2011, with payment in 2012 after verified the achievement of the established goals. In February 2014, a similar program was established for the CEO of Ultrapar.

In addition, a portion of the aggregated compensation is represented by the amortization of the shares granted to the executive officers under the Deferred Stock Plan (defined below). See “Item 6.D. Directors, Senior Management and Employees — Employees.”

On April 27, 2001, the annual general shareholders’ meeting approved a stock-based compensation plan to members of management and employees in executive positions in the Company. On November 26, 2003, the extraordinary general shareholders’ meeting approved certain amendments to the original plan of 2001 (the “Deferred Stock Plan”). In the Deferred Stock Plan, certain members of management of the Company have the voting and economic rights of shares and the ownership of these shares is retained by the subsidiaries of the Company. The Deferred Stock Plan provides for the transfer of the ownership of the shares to those eligible members of management after five to ten years from the initial concession of the rights subject to uninterrupted employment of the participant during the period. The total number of shares to be used for the Deferred Stock Plan is subject to the availability in treasury of such shares. It is incumbent on Ultrapar’s Board of Directors to select the members of management eligible for the plan and propose the number of shares in each case for approval by the Board of Directors. On December 31, 2015, the amount granted to the Company’s executives, including tax charges, totaled R$112.3 million. This amount is amortized over the vesting period of the Deferred Stock Plan, between five and ten years from the grant date. The amortization in 2015 in the amount of R$16.9 million was recognized as a general and administrative expense. The fair value of the awards were determined on the grant date based on the market value of the shares on the BM&FBOVESPA.

The chart below sets forth a historical summary of the shares provided to the members of our board of executive officers as of December 31, 2015:

Body	Statutory Officers
Number of members	6.00
Granting date(1)	18- Dec- 03	04- Oct- 04	14- Dec- 05	09- Nov- 06	12- Dec- 07	08- Oct- 08	16- Dec- 09	10- Nov- 10	07- Nov- 12	03- Feb- 14	05- Mar- 14	10- Dec- 14

Number of shares granted(2)	239,200	94,300	20,000	133,600	100,000	496,000	40,000	140,000	70,000	150,000	38,400	100,000

					1/3 in Nov- 2012	1/3 in Sep- 2013	1/3 in Nov- 2014	1/3 in Oct- 2015	1/3 in Oct- 2017	1/3 in Jan- 2018	1/3 in Mar- 2019	1/3 in Dec- 2019

Period for the share effective ownership to be transferred	Nov- 2013	Sep- 2014	Nov- 2015	Oct- 2016	1/3 in Nov- 2013	1/3 in Sep- 2014	1/3 in Nov- 2015	1/3 in Oct- 2016	1/3 in Oct- 2018	1/3 in Jan- 2019	1/3 in Mar- 2020	1/3 in Dec- 2020

					1/3 in Nov- 2014	1/3 in Sep- 2015	1/3 in Nov- 2016	1/3 in Oct- 2017	1/3 in Oct- 2019	1/3 in Jan- 2020	1/3 in Mar- 2021	1/3 in Dec- 2021
Price assigned to the shares granted (R$)(³)	7.58	10.20	8.21	11.62	16.17	9.99	20.75	26.78	42.90	55.36	52.15	50.64

(¹)	Weighted average of the number of statutory officers over the period, which reflects that (a) Mr. Ivan de Souza Monteiro was a board member until February 11, 2015 and no additional board member was added until April, 2015 and (b) Mr. José Maurício Pereira Coelho was elected at the annual shareholder’s meeting held in April 15, 2015.
(²)	Includes shares granted from 2004 to 2008 to certain officers who were not statutory officers at the granting date.
(³)	The number and the price of shares granted were adjusted to reflect the stock split of the shares issued by the Company at a ratio of 1 existing share to 4 shares approved by extraordinary general meeting on February 10, 2011.

For more information on our Deferred Stock Plan, please see Note 8(c) to our financial statements.

C.	Board Practices

We are managed by our Board of Directors (Conselho de Administração) and by our executive officers (Diretoria). As of December 31, 2015, our Board of Directors elected at the annual general shareholders’ meeting held on April 15, 2015, consisted of nine members, six of whom are independent, according to the Brazilian rules, non-executive members (including one appointed by former minority preferred shareholders). Two members of the board were executive officers until December 2006 and one member was an executive officer until December 2012. Our Board of Directors must meet regularly every three months and extraordinarily whenever called by its chairman or by any two directors. During 2015, eleven board meetings were held. Each meeting of the Board of Directors requires that a majority of the directors be present, including the chairman or the vice-chairman, before the meeting may commence. The vote of a majority of the members present is required for approval of a resolution by the Board of Directors. In case of a tie, the chairman, or in the chairman’s absence, the vice chairman, will provide the casting vote. The chairman of our Board of Directors has the power to call a special meeting of the Board of Directors as circumstances may require; provided, however, that two-thirds of board members are present in order to convene such special meeting. Among other responsibilities, the Board of Directors is responsible for (i) our general guidelines, (ii) electing and removing our executive officers, supervising their management and fixing their compensation, (iii) deliberating on the issuance of new shares, within the limits of our authorized capital, (iv) authorizing the distributions of dividends and interest on shareholders’ equity, (v) approving transactions with value exceeding three percent of our shareholders’ equity, (vi) approving our dissolution or merger and (vii) the appointment of independent registered public accounting firm, among other responsibilities. Pursuant to Brazilian law, each member of the Board of Directors must be elected by the holders of our shares at the general shareholders’ meeting.

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

Executive Officers

As of December 31, 2015, our Board of Executive Officers was comprised of a minimum of four and a maximum of eight members, including our Chief Executive Officer.

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

The fiscal council is a separate corporate body independent of our management and our external independent registered public accounting firm. According to the Brazilian Corporate Law, the fiscal council must meet at least four times per year. Since its establishment, in July 2005, our fiscal council has been meeting on a regular basis, and in 2015, they held twelve meetings. Our fiscal council is responsible for reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with applicable accounting, internal control and auditing requirements and in compliance with the provisions of Brazilian Corporate Law; the forms of the CVM and requirements for listing on BM&FBOVESPA; the rules of the SEC and the requirements for listing on NYSE. Our fiscal council also (1) makes recommendations to our board of directors regarding the appointment, retention and oversight of our independent registered public accounting firm, (2) discusses matters related to interim and annual financial statements with the management of the Company and the independent registered public accounting firm, (3) reviews and evaluates the performance of internal auditing and (4) discusses matters related to effectiveness of the internal controls of the Company with management and independent registered public accounting firm. With the support of our fiscal council, the Company improved procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. Our fiscal council may hire outside advisors to assist it with matters related to the course of their duties, and such expenses are covered by the Company. The members of our fiscal council are elected by our shareholders at the annual general shareholders’ meeting for one-year terms and are eligible for reelection. The terms of the members of our fiscal council expire at the next annual general shareholders’ meeting. Under Brazilian Corporate Law, individuals who are members of our board of directors or our board of executive officers or are employees or spouses or relatives of any member of our management are not eligible to serve on the fiscal council. To be eligible to serve on our fiscal council, a person must be a resident of Brazil and either a university graduate or has been a Company officer or fiscal council member of another Brazilian company for at least three years prior to election to our fiscal council.

On June 28, 2011, the extraordinary shareholders’ meeting approved the modification of the number of fiscal council members from five to three members. See “Item 4.A. Information on the Company — History and Development of the Company — New corporate governance structure” and “Exhibit 1.1. — Bylaws of Ultrapar, dated as of January 31, 2014.”

On April 13, 2016, the annual general shareholders’ meeting approved compensation for fiscal council members of R$16,200 per month for each effective (non-alternate) member, except for the president of the fiscal council, whose compensation was set at R$17,500 per month.

As of December 31, 2015, our fiscal council consisted of three members and their respective alternate members, set forth on the following table:

Name	First Year of Appointment
Flavio César Maia Luz	2005
Márcio Augustus Ribeiro (alternate)	2007
Mario Probst	2005
Pedro Ozires Predeus (alternate)	2005
Janio Carlos Endo Macedo	2015
Paulo Cesar Pascotini (alternate)	2014

On April 13, 2016, at the annual general shareholders’ meeting, the fiscal council members Flavio César Maia Luz (president) and Mario Probst were reelected, as well as Márcio Augustus Ribeiro, Paulo Cesar Pascontini and Pedro Ozires Predeus as alternates of Mr. Luz, Mr. Probst and Mr. Nilson Martiniano Moreira, respectively, the latter elected in replacement of Mr. Macedo. Summarized below is information regarding the business experience, areas of experience and principal outside business interests of the current members of our fiscal council.

Flavio César Maia Luz. Mr. Luz has been our fiscal council president since 2005. Mr. Luz is a partner-officer at Doing Business Consultoria Empresarial Ltda, a business and corporate finance Company. He is also a member of the fiscal council at CTEEP S.A. and Itaúsa S.A. and a member of the Board of Directors of Senior Solutions S.A., of Ser Educacional S.A. and of Marcopolo S.A. Mr. Luz was corporate and finance vice-president of Cofra Latin America Ltda. – C&A Group from 2001 to 2010 and was Chief Executive Officer of Banco Ibi – C&A Group in 2009. From 1999 to 2001, Mr. Luz served as executive director and vice-president of the Board of Directors at Eletropaulo and as a member of the Board of Directors at Light S.A. From 1976 to 1998, Mr. Luz worked at Duratex, where he occupied the executive vice-president position from 1993 to 1998. Mr. Luz received a degree in civil engineering from Escola Politécnica da Universidade de São Paulo and a post-graduate degree in business administration from Escola de Administração de Empresas de São Paulo da Fundação Getulio Vargas. He also holds certificates of continuing education programs in Finance, Marketing and Mergers & Acquisitions, from Harvard Business School, Stanford University and Wharton Business School, respectively.

Mario Probst. Mr. Probst served as partner at KPMG Auditores Independentes from 1991 to 2004, and is currently retired. Mr. Probst was a member of the fiscal council at Odontoprev S.A. until 2014 and was a member of the fiscal council at Companhia Brasileira de Distribuição and at ViaVarejo S.A., a secretary of the audit committee at Gafisa S.A. and an alternate member of the statutory audit council at Banco Ibi S.A. Mr. Probst is also a member of the Board of Directors of Hospital Alemão Oswaldo Cruz since 2007 and a member of the fiscal council of Mahle Metal Leve S.A. Mr. Probst received a degree in business administration from Escola de Administração de Empresas de São Paulo da Fundação Getulio Vargas and accountancy from Faculdade de Ciências Polĺticas e Econômicas do Rio de Janeiro.

Nilson Martiniano Moreira. Mr. Moreira joined the Company in April 2016 as a member of fiscal council. He has been an officer of Banco do Brasil S.A. since 2007 and a member of fiscal council of Alelo – Companhia Brasileira de Soluções e Serviços S.A. since 2014. Mr. Moreira was also a member of fiscal council of Neoenergia from 2011 to 2014 and a member of Board of Directors of BB Tecnologia e Serviços in 2014. He holds a bachelor degree in Economics from PUC – Pontificia Universidade Católica de Minas Gerais and an MBA from IBMEC – Instituto Brasileiro de Mercado de Capitais.

Corporate Governance

We are incorporated under the laws of Brazil and we are subject to Brazilian laws related to corporate governance. Under Brazilian Corporate Law, there are no legal requirements with respect to corporate governance regarding (i) the independence of our Board of Directors, (ii) meetings of non-management directors, (iii) the mandatory establishment and composition of certain board committees or (iv) the adoption and disclosure of corporate governance guidelines or codes of business conduct and ethics. As a non-U.S. issuer, we are exempt from adopting certain NYSE corporate governance requirements. However, we aim to ensure that best practices, recommendations and standards of corporate governance are employed in our functioning and operations. As of December 31, 2015, we had adopted corporate governance practices, such as the requirement that at least 30% of the members of the Board of Directors be independent, the implementation of a code of ethics for Ultra S.A., senior officers and all employees, and the implementation of the compensation and audit committees. According to our bylaws, the fiscal council will act on a non-permanent basis and will be installed when requested by our shareholders as set forth in Brazilian Corporate Law. We currently have a fiscal council installed. The audit committee will not operate in any fiscal year when a fiscal council is installed. See “Fiscal Council and Audit Committee Exemption” and “Description of the Audit Committee”.

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

Description of the Audit Committee

Our bylaws establish the audit committee as an ancillary body of the Board of Directors. The audit committee shall be comprised of three independent members, of whom at least two shall be external members, all elected by the Board of Directors for a one-year term of office, with reelection being permitted for successive terms. The external members of the audit committee shall not be a member of the Board of Directors of the Company or of its controlled companies and shall have knowledge or experience in auditing, controls, accounting, taxation or rules applicable to publicly-held companies, in so far as they refer to the adequate preparation of their financial statements. The audit committee shall (a) propose to the Board of Directors the nomination of the independent registered public accounting firm as well as their replacement; (b) review the management report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors; (c) review the quarterly financial information and the periodic financial statements prepared by the Company; (d) assess the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures; (e) provide its opinion, upon request of the Board of Directors, with respect to the proposals of the management bodies, to be submitted to the shareholders’ meetings, relating to changes to the capital stock, issuance of debentures or warrants, capital budgets, dividend distribution, transformation, merger, amalgamation or spin-off; and (f) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant. As determined in our bylaws, in the event the fiscal council is established as set forth in Brazilian Corporate Law, the fiscal council shall operate as the audit committee exercising all the duties provided for in our bylaws. The audit committee will not operate in any fiscal year when a fiscal council is installed. As set forth by our bylaws, our fiscal council will act on a non-permanent basis and its current members will remain in office until the annual general shareholders’ meeting that will be held on 2017. See “Item 4.A. History and Development of the Company – New corporate governance structure” and “Exhibit 1.1. — Bylaws of Ultrapar, dated as of January 31, 2014.”

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

As set forth in our bylaws, the compensation committee was installed by the Board of Directors at the meeting held on November 9, 2011. Mr. Alexandre Gonçalves Silva, Mr. Nildemar Secches and Mr. Pedro Wongtschowski were appointed as members of the compensation committee on the Board of Directors meeting held on May 6, 2015. The members of our compensation committee shall maintain their positions up the end of their term of office as Directors, on annual general shareholders’ meeting of 2017.

Termination Agreements

Not applicable.

D.	Employees

As of December 31, 2015, we had 14,597 employees. The following table sets forth our number of employees per line of business at the dates indicated:

	As of December 31,
	Number of employees
	2015	2014	2013
Ultragaz	3,603	3,636	3,704
Ipiranga	2,864	2,769	2,682
Oxiteno	1,806	1,809	1,829
Ultracargo	596	613	604
Extrafarma	5,269	4,711	—
Others(1)	459	440	416
Ultrapar	14,597	13,978	9,235

(1)	Includes corporate center personnel.

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

In February 2001, our Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by Ultrapar and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev —Associação de Previdência Complementar, since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring Company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective contribution in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective contribution over a period of 5 to 25 years. The sponsoring Company does not guarantee the amounts or the duration of the benefits received by each employee that retires. The total number of participating employees as of December 31, 2015 was 8,903.

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

As of December 31, 2015, following the Extrafarma Transaction and the shares issued to the former Extrafarma shareholders in connection therewith, Ultrapar’s capital stock was composed of 556,405,096 common voting shares.

The table below sets forth the number of our common shares beneficially owned by each of our directors and executive officers as of December 31, 2015, including through their participation in Ultra S.A., and does not reflect changes to our capital stock subsequent to such date:

	Total
	Shares	%
Board of directors
Paulo Guilherme Aguiar Cunha(1)	15,730,616	2.8%
Lucio de Castro Andrade Filho(1)	5,568,164	1.0%
Pedro Wongtschowski(1)	2,368,987	0.4%
Alexandre Gonçalves Silva	—	0.0%
Carlos Tadeu da Costa Fraga	—	0.0%
Jorge Marques de Toledo Camargo	—	0.0%
José Maurício Pereira Coelho	—	0.0%
Nildemar Secches(2)	168,068	0.0%
Olavo Egydio Monteiro de Carvalho	4	0.0%
Executive officers
Thilo Mannhardt	150,001	0.0%
André Pires de Oliveira Dias	—	0.0%
André Covre(3)	401,600	0.1%
João Benjamin Parolin(3)	280,000	0.1%
Leocadio de Almeida Antunes Filho(3)	300,000	0.1%
Pedro Jorge Filho(3)	339,900	0.1%
Ricardo Isaac Catran(3)	149,650	0.0%

Board of directors and executive officers	25,456,990	4.6%

Total	556,405,096

(1)	Individuals who beneficially own shares primarily through their participation in the holding company Ultra S.A. See “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders.”
(2)	Individual who owns shares through an exclusive fund.
(3)	Executives who were granted shares through the Deferred Stock Plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The table below shows the capital stock of Ultrapar as of December 31, 2015:

	Total
	Shares	%
Shareholders
Ultra S.A. Participações	119,760,601	22%
Aberdeen Asset Management PLC(1)	65,205,340	12%
Parth do Brasil Participações(2)	42,833,956	8%
Others	328,605,199	59%

Total	556,405,096	100%

(1)	Fund managers headquartered in England (according to relevant shareholder position notice disclosed by the respective funds). Position informed by the shareholder on June 13, 2011.
(2)	Parth do Brasil Participações Ltda. is controlled by Daisy Igel’s family. In November 2015, it was renamed from Parth Investments Company to Parth do Brasil Participações Ltda.

Ownership and Capital Structure of Ultra S.A. Participações

As of December 31, 2015, Ultra S.A. owned 22% of Ultrapar’s voting shares. As of December 31, 2015, the capital stock of Ultra S.A. was beneficially owned as follows:

	Common		Preferred		Total
	Shares	%	Shares	%	Shares	%
Shareholders
Ana Maria Levy Villela Igel	9,764,689	17%	12,395,100	52%	22,159,789	27%
Fabio Igel	7,518,770	13%	1,768,275	7%	9,287,045	11%
Marcia Igel Joppert	6,201,602	11%	2,062,988	9%	8,264,590	10%
Joyce Igel de Castro Andrade	5,916,246	10%	1,262,989	5%	7,179,235	9%
Rogério Igel	3,634,187	6%	130,519	1%	3,764,706	5%
Christy Participações Ltda	4,049,199	7%	4,990,444	21%	9,039,643	11%
Others	4,140,702	7%	1,332,571	6%	5,473,273	7%

Total Shareholders	41,225,395	72%	23,942,886	100%	65,168,281	80%

	Common		Preferred		Total
	Shares	%	Shares	%	Shares	%
Directors and officers
Paulo Guilherme Aguiar de Cunha	10,654,109	19%	—	0%	10,654,109	13%
Lucio de Castro Andrade Filho	3,775,470	7%	—	0%	3,775,470	5%
Pedro Wongtschowski	1,606,301	3%	—	0%	1,606,301	2%

Total Directors and Officers	16,035,880	28%	—	0%	16,035,880	20%

Total	57,261,275	100%	23,942,886	100%	81,204,161	100%

All of the securities of Ultra S.A. are held in Brazil and there are 20 record holders of these securities in Brazil.

Shareholders’ Agreements

Ultra S.A.’s shareholders executed, on February 24, 2014, a new shareholders’ agreement which became effective as of that date and replaced the Ultra S.A. Shareholders’ Agreement executed on 2011. The Ultra S.A. shareholders agreement’s main terms are substantially related to (i) the decision process of Ultra S.A.’s vote at Ultrapar’s shareholders meetings and (ii) procedures to exchange any party’s shares in Ultra S.A. into shares of Ultrapar, provided that the party’s percentage held in our capital remains the same percentage held indirectly through his or her interest in Ultra S.A. The terms and conditions of the new shareholders’ agreement are substantially the same as the previous shareholder’s agreement among the same parties effective since 2011, except, mainly, for the replacement of previous meetings among the agreeing parties for extraordinary shareholders’ meetings of Ultra S.A. to decide upon the vote of Ultra S.A. regarding certain matters in general shareholders’ meetings of Ultrapar. The 2014 Shareholders’ Agreement will be valid for a five-year term and is renewable by a unanimous resolution. It can be terminated prior to the expiration of its term by a resolution of 80% of Ultra S.A. voting shares. Additionally, in line with the 2011 Shareholders’ Agreement, the following provisions remain:

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

As of December 31, 2015, Ultrapar is responsible for guarantees and securities provided to subsidiaries in the amount of R$4,370.0 million. This disclosure of related party transactions is provided for purposes of the rules governing Annual Reports on Form 20-F and is not meant to suggest that these matters would be considered related party transactions under IFRS.

Utingás’ bylaws provide for each of its shareholders to use a proportion of Utingás’ total storage capacity equal to such shareholder’s proportionate ownership of Utingás. Accordingly, Ultragaz is entitled to use 4.3 thousand tons of LPG storage capacity at Utingás’ facilities, reflecting Ultragaz’s 57% ownership in Utingás. The amount of payments made by Ultragaz to Utingás in 2015 with respect to the use of storage capacity at Utingás’ facilities totaled R$7.7 million.

See Note 8.a) to our consolidated financial statements for a detailed breakdown of related party transactions as of December 31, 2015.

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

The amount of retention of profits and investments reserve are free of distribution restrictions and totaled R$3.3 billion as of December 31, 2015 (R$2.8 billion as of December 31, 2014).

For 2015 and 2014, we declared dividends to our shareholders in the amounts of R$871 million and R$779 million, respectively, corresponding to 58% and 62% of our reported net income for each year, respectively.

We usually pay dividends twice a year – interim dividends are paid after the reporting of the second quarter financial statements and the remaining is paid after the reporting of the annual financial statements.

The following table sets forth the dividends per share distributed by us with respect to our capital stock in the past five years.

Dividend history

Year’s results	Common shares
	(in Reais per share)	(in US$ per share)(1)
2011	0.98	0.59
2012	1.17	0.60
2013	1.37	0.58
2014	1.42	0.53
2015	1.60	0.44

(1)	The amounts in Reais have been converted into dollars using the exchange rates at each respective payment date.

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

Legal proceedings

Provisions for tax, civil and labor risks. We are party to administrative proceedings and lawsuits in relation to tax, civil, environmental, regulatory and labor matters, that are incidental to the normal course of our business, and whenever applicable, the Company maintains escrow deposits. The provisions for the losses related to those suits are based in the opinion of the legal departments of the Company and its subsidiaries and also of its legal advisors, being estimated and updated by the administration.

The following chart summarizes our provisions by kind as of December 31, 2015 and December 31, 2014:

Provisions	2014	Additions	Write-offs	Monetary restatement	2015
	(in millions of Reais)
IRPJ and CSLL	406.5	—	—	33.4	439.9
PIS and COFINS	119.2	—	—	16.6	135.8
ICMS	20.8	—	(3.5)	(0.7)	16.6
Social security	10.5	0.3	(0.2)	0.9	11.5
Civil, environmental and regulatory claims	58.3	6.7	(4.9)	0.1	60.3
Labor litigation	71.5	6.3	(13.7)	1.2	65.4
Others	0.6	0.0	(0.0)	0.0	0.5
Total	687.4	13.3	(22.3)	51.5	730.0

Some of the provisions above involve escrow deposits in the amount of R$548.1 million as of December 31, 2015 (R$505.6 million as of December 31, 2014).

Social Security and tax provisions. On October 7, 2005, our subsidiaries Cia Ultragaz and Bahiana were granted with a preliminary injunction issued in a writ of mandamus, which aims at recognizing their right to ascertain PIS and COFINS credits upon LPG purchases and offset then against other taxes collected by the Brazilian Federal Revenue Service, specially IRPJ and CSLL. The preliminary decision was confirmed by the 1st instance decision, issued on May 16, 2008. Given the preliminary injunction, the subsidiaries made judicial escrow deposits in relation to the debts discussed in such lawsuit (and registered the corresponding liability). The current amount of the judicial deposits is of R$422.7 million, updated to December 31, 2015 (R$388.7 million as of December 31, 2014). The 1st instance decision was revoked by the Court of Appeals on July 18, 2014 and, since then, the subsidiaries suspended the escrow deposits and have been collecting the IRPJ and CSLL. In order to reassure their right of making escrow deposits, the subsidiaries filed a writ of prevention that was defeated on December 30, 2014.The subsidiaries appealed against such decision on February 3, 2015. In what concerns to the merits of the case, the subsidiaries presented the relevant appeals before the Brazilian Superior Court of Justice and Brazilian Supreme Court (STJ and STF), but the final decision yet have not been issued.

The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia Ultragaz, Tequimar, Tropical, EMCA, IPP and Extrafarma filed a writ of mandamus seeking for the recognition of their right to deduct the ICMS from their PIS and COFINS tax basis. Oxiteno Nordeste and IPP obtained the right to ‘pay’ the challenged amounts into escrow deposits through an injunction, and recognized a corresponding provision in the amount of R$99.9 million as of December 31, 2015 (R$92.5 million as of December 31, 2014).

Civil, environmental and regulatory provisions. Certain subsidiaries are engaged in lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former suppliers, as well as proceedings related to environmental issues. The company and its subsidiaries maintained total provisions of R$60.3 million as of December 31, 2015 (R$58.3 million as of December 31, 2014) for such lawsuits and administrative proceedings.

Labor provisions. The Company and its subsidiaries maintain provisions of R$65.4 million as of December 31, 2015 (R$71.5 million as of December 31, 2014) for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights.

Contingent liabilities. The company and its subsidiaries are party into tax, civil, environmental, regulatory and labor proceedings which loss prognosis is evaluated as ‘possible’ (loss chances up to 50%) by their legal departments and external advisors as well. Based on this assessment, those suits have no provisions in the financial reports. The total amount involved in these cases is R$2.07 billion as of December 31, 2015.

Tax and social security contingent liabilities. The Company and its subsidiaries have tax and social security contingent liabilities of R$1.26 billion as of December 31, 2015, as stated below.

The subsidiary IPP has assessments invalidating the offset of IPI credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI due to tax immunity. The non-provisioned amount of this contingency in 2015 was R$154.8 million.

In addition, Ipiranga has legal proceedings related to ICMS matters. The total amount involved as at December 31, 2015, was R$509.6 million. Such proceedings arise mostly (i) of the disregard of ICMS credits amounting to R$294.5 million, of which R$119.7 million refers to proportional reversal requirement of ICMS credits related to the acquisition of hydrated alcohol; (ii) of alleged non-payment in the amount of R$105.1 million; (iii) inventory differences in the amount of R$103.4 million related to the leftovers or faults occurred in function of temperature changes or product handling, and (iv) noncompliance of ancillary obligations in the amount of R$6.7 million.

The Company and its subsidiaries are party into administrative and judicial suits involving Income Tax, Social Security Contribution, PIS and COFINS, substantially about denials for offset claims and credits disallowance which total amount is R$308.4 million as of December 31, 2015.

Civil, environmental and regulatory contingent liabilities. The Company and its subsidiaries have civil, environmental and regulatory contingent liabilities in the total amount of R$583.0 million as of December 31, 2015, as stated below.

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

Additionally, certain former shareholders of RPR, CBPI and DPPI filed two lawsuits in the States of São Paulo and Rio de Janeiro questioning the Share Exchange in connection with the acquisition of the Ipiranga Group in order to prevent the Company’s shareholders’ meeting that would deliberate on the Share Exchange from taking place. Decisions by administrative and judicial courts stated that there were no legal grounds for the request. Based on such administrative and court decisions, the Share Exchange was approved by the shareholders’ meeting of the companies on December 18, 2007. The lawsuit filed in the State of Rio de Janeiro terminated as a result of loss of interest to sue, due to the sale of the correspondent shareholding at Ultrapar. Regarding the lawsuit filed in the state of São Paulo, the former Ipiranga shareholders that filed the suit appealed against the decision issued and the court of appeals rejected this appeal and maintained the lower court’s decision. Nonetheless, such former shareholders filed a special appeal against such decision, which was also not admitted by the court of appeals. Against this specific decision on non-admittance, they filed an interlocutory appeal to forcibly refer the case records to the Brazilian High Court of Justice, where both admission and merits of the special appeal will be judged. In 2011, a new lawsuit in the State of Rio de Janeiro was filed by some of these former shareholders, questioning aspects of the Share Exchange. This new lawsuit is still pending a lower court decision. The Company has not recorded any provision for these lawsuits in its financial statements.

Labor contingent liabilities. The Company and its subsidiaries have labor contingent liabilities in the total amount of R$225.2 million as of December 31, 2015, as mentioned below.

In 1990, the Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno Nordeste and EMCA, companies located in the Camaçari Petrochemical Complex, are members, filed separate lawsuits against the subsidiaries demanding the compliance with the fourth section of the collective labor agreement, which provided for a salary adjustment in lieu of the salary policies practiced. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica, requiring the recognition of the loss of effectiveness of such fourth section. Individual claims were rejected. The collective bargain agreement is currently pending trial by STF. In the second half of 2010, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica and reported the fact in the collective bargain agreement dispute. Based on the opinion of their legal advisors that reviewed the latest STF decision in the collective bargain agreement dispute as well as the final judgement of the individual claims involving the subsidiaries Oxiteno Nordeste and EMCA, the management of such subsidiaries believed that it was not necessary to recognize a provision as of December 31, 2015.

Antitrust matters

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

Acquisition of Certain Assets of Servgás. The acquisition of certain assets of Servgás Distribuidora de Gás S.A. by Cia Ultragaz S.A. was duly submitted to the antitrust authorities on October 22, 2015. On November 19, 2015, CADE approved the transaction, which closed on December 5, 2015.

B.	Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on NYSE, in U.S. dollars, and the shares on the São Paulo Stock Exchange, in Reais:

	New York Stock Exchange			São Paulo Stock Exchange
	High	Low	Volume(1)	High	Low	Volume(1)
	(in US$ per ADS)			(in Reais per share)(2)
Year ended
December 31, 2011	18.70	14.83	350,892	32.50	23.54	879,910
December 31, 2012	24.02	17.75	496,314	49.00	32.01	812,998
December 31, 2013	27.73	21.39	339,862	60.20	45.28	972,171
December 31, 2014	26.18	17.80	393,511	58.40	48.30	1,270,075
December 31, 2015	24.50	15.25	554,041	73.85	49.00	1,576,482
Year ended December 31, 2014
First quarter	24.13	20.99	343,811	54.91	50.05	1,245,149
Second quarter	26.18	23.34	304,209	58.40	52.60	1,158,987
Third quarter	25.61	21.12	361,089	57.75	51.10	1,215,078
Fourth quarter	22.18	17.80	561,209	56.00	48.30	1,459,760
Year ended December 31, 2015
First quarter	20.88	17.80	449,955	64.83	49.00	1,684,418
Second quarter	24.50	20.74	441,078	73.85	65.70	1,503,695
Third quarter	21.70	15.54	657,291	70.89	59.71	1,485,663
Fourth quarter	18.81	15.25	661,194	69.89	60.45	1,637,622
Month ended
November 30, 2015	18.81	16.00	653,970	69.44	62.73	1,818,526
December 31, 2015	17.26	15.25	604,632	65.34	60.45	1,517,490
January 31, 2016	14.95	13.14	655,581	59.38	54.35	1,639,958
February 29, 2016	15.71	14.14	519,265	62.85	56.77	1,308,842
March 31, 2016	19.62	16.22	571,408	71.00	64.00	1,712,850
April 30, 2016 (through April 25)	20.93	18.75	486,029	73.71	68.04	1,396,013

(1)	Average daily — number of shares.
(2)	Common shares, with respect to any period on or after the Conversion, which was concluded on August 17, 2011, or preferred shares, with respect to any period prior to the Conversion. See “Item 4.A. Information on the Company — History and Development of the Company.”

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

Description of Capital Stock

As of December 31, 2015 our subscribed and paid-in capital stock consisted of 556,405,096 common shares, all of which have equal voting and equity rights, with no par value.

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

Notes in the foreign market

In December 20, 2005, the subsidiary LPG International issued US$250 million in notes in the international market, with the aim of lengthening the Company’s debt profile, financing possible acquisitions and other corporate purposes. The notes had a coupon of 7.3% per annum paid semiannually. The notes were settled by LPG at their maturity date.

BNDES

Ultrapar has financing from BNDES (Brazilian National Development Bank) for some of its investments. As of December 31, 2015, such line of credit with BNDES totaled R$1.6 billion, of which R$0.4 billion had been drawn down.

The loans under this credit agreement bear mainly an annual interest of TJLP plus an additional rate that varies according to each subsidiary. The credit line agreement contains certain financial ratio covenants and limits on permitted usages of the borrowed amounts (which are limited to certain fixed asset and working capital expenditures). In addition, the subsidiaries may redeem the debt prior to the maturity date, but will be subject to the payment of certain premiums.

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

For further detail on financial instruments of Ultrapar and its subsidiaries, see Note 30 to our consolidated financial statements and “Item 4.A. Information on the Company — History and Development of the Company — Recent Developments.”

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

Foreign investors may register their investment in our shares under Law 4,131, dated as of September 3, 1962, as amended, or Resolution 4,373, dated as of September 29, 2014 (which replaced Resolution 2,689, dated of January 26, 2000). Registration under Resolution 4,373 affords favorable tax treatment to non-Brazilian investors who are not residents in a “tax haven” jurisdiction (i.e. countries that do not impose income tax or where the maximum income tax rate is lower than 20%), as defined by Brazilian tax laws.

Under Resolution 4,373, investments of non-Brazilian investors shall be made in Brazil pursuant to the same instruments and operational modalities available to the investors resident or domiciled in Brazil. The definition of non-Brazilian investor includes individuals, legal entities, funds and other collective investment entities, resident, domiciled or headquartered abroad.

Pursuant to Resolution 4,373, among the requirements applicable to the investment of a non-Brazilian investor in the Brazilian financial and capital marker, such investor must:

•	appoint at least one representative in Brazil, which must be a financial institution or other institution authorized by the Central Bank of Brazil to operate. The local representative appointed by the foreign investor shall be responsible for performing and keeping updated the registration of the investments made by the foreign investor with the Central Bank of Brazil, as well as the registration of the foreign investor with the CVM;

•	obtain a registry as foreign investor with the CVM, through the representative appointed pursuant to item (i) above; and

•	establish or contract one or more custodians authorized by CVM to perform custody activities.

Securities and other financial assets held by non-Brazilian investors pursuant to Resolution 4,373 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM, or be registered with clearing houses or other entities that provide services of registration, clearing and settlement duly licensed by the Brazilian Central Bank or the CVM. In the case of Depositary Receipts (DRs), the record must be made by the Brazilian custodian entity on behalf of the foreign depositary institution.

For purposes of the mandatory registration with the Central Bank of Brazil of foreign investments in the Brazilian financial and capital markets, Resolution 4,373 expressly provides that simultaneous foreign exchange transactions (i.e. without effective transfer of funds) shall be required in specific situations, including (i) conversion of credits held by foreign investors in Brazil into foreign investment in Brazilian companies; (ii) transfer of investments made in depositary receipts into foreign direct investments (or investimento externo direto) or investments in the Brazilian financial and capital markets; and (iii) transfer of investments in the Brazilian financial and capital markets into foreign direct investments.

In addition, Resolution 4,373 does not allow foreign investors to perform investments outside of organized markets, except as expressly authorized by CVM through specific regulation. Pursuant to CVM Rule 560/15, the exceptions for investments outside of organized markets include subscription, stock bonus, initial purchase offers and the exercise of put options due to initial purchase offers, among others.

Foreign investors must be registered with the Brazilian internal Revenue Service (“Receita Federal”) pursuant to the Nominative Instruction 1,470, dated as of May 30, 2014. This registration process is undertaken by the investor’s legal representative in Brazil.

Resolution 4,373 provides that foreign investors may invest in the financial and capital markets in Brazil, including by means of the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers.

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

As from 2005, the National Monetary Council enacted new regulations allowing, subject to certain procedures and specific regulatory provisions, the purchase and sale of foreign currency and the international transfer of Reais by a person or legal entity, without limitation of the amount involved, provided that the transaction is legal and has economic grounds (as evidenced by documents presented by the Brazilian person or legal entity).

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

Provisory Measure No. 627 enacted on November 11, 2013 that was converted into the Law No. 12,973 enacted on May 13, 2014 established new rules that may potentially impact the withholding tax exemption available on the payment of dividends and interest on capital related to the period from 2009 to 2014. For the purposes of the fiscal year of 2014, the Company was not required to follow the rules settled by Law No. 12,973, but within the fiscal year of 2015 the rules of the Law No. 12,973 were followed and their impact was not material, as foreseen by the tax consultants in the 20-F form in the previous year.

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

Interpretation of the Discussion on the Definition of “Favorable Tax Jurisdiction”. On June 4, 2010, Brazilian tax authorities enacted Normative Instruction 1,037 listing (i) the countries and jurisdictions considered as favorable tax jurisdiction or where local legislation does not allow access to information related to the shareholding composition of legal entities to their ownership or to the identity of the effective beneficiary of the income attributed to non-residents, or “tax haven” jurisdictions, and (ii) the privileged tax regimes, whose definition is provided by Law No. 11,727, dated as of June 23, 2008. Although we believe that the best interpretation of the current tax legislation could lead to the conclusion that the above mentioned “privileged tax regime” concept should apply solely for purposes of Brazilian transfer pricing, thin capitalization and controlled foreign company rules, we cannot assure you whether subsequent legislation or interpretations by the Brazilian tax authorities regarding the definition of a “privileged tax regime” provided by Law No. 11,727/08 will also apply to a Non-Brazilian Holder on payments potentially made by a Brazilian source.

Moreover, on November 28, 2014, due to the enactment of Ordinance No. 488, the definition of a favorable tax jurisdiction, for the purposes described above, was changed from jurisdictions where there is no income tax, or the income tax applicable rate is inferior to 20%, to jurisdictions where there is no income tax, or the income tax applicable rate is inferior to 17%. Due to this change, the listing of Normative Instruction No. 1,037 may soon be updated.

We recommend prospective investors consult their own tax advisors from time to time to verify any possible tax consequences arising of Normative Ruling No. 1,037/10 and Law No. 11,727/08. If the Brazilian tax authorities determine that the concept of “privileged tax regime” provided by Law No. 11,727/08 will also apply to a Non-Resident Holder on payments potentially made by a Brazilian source the withholding income tax applicable to such payments could be assessed at a rate up to 25%.

Payments of interest on capital. Law No. 9,249, dated as of December 26, 1995, permits Brazilian corporations to make distributions to shareholders of interest on capital, or interest attributed to shareholders’ equity.

These distributions may be paid in cash and such payments represent a deductible expense from the payer’s corporate income tax and social contribution tax basis. This interest is limited to the daily pro rata variation of the Federal Government’s long-term interest rate, as determined by the Central Bank from time to time, and cannot exceed the greater of:

•	50% of net income (after the social contribution on net profits and before the provision for corporate income tax, and the amounts attributable to shareholders as interest on net equity) for the fiscal year; or

•	50% of the sum of retained profits and profits reserves.

Any payment of interest on capital to shareholders (including holders of ADSs in respect of shares) is subject to a withholding income tax at a rate of 15%, or 25% if the Non-Brazilian Holder is domiciled in a “tax haven” jurisdiction (“Tax Haven Holder”). These payments may be included, net of withholding income taxes, as part of any mandatory dividend.

Under the Decree 8,426 of 2014 the payment of interest on capital are also subjected to PIS and COFINS at a rate of 9.25%.

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

Taxation of Bonds and Securities Transactions: (IOF/Bonds). Law No. 8,894, dated as of June 21, 1994, created the IOF/Bonds, which may be imposed on any transaction involving bonds and securities, even if the transaction includes Brazilian stock, futures or commodities exchange. The Federal Supreme Court of Brazil recently decided that the transfer of shares shall be taxed1 by IOF/Bonds. The current rate of IOF/Bonds with respect to transactions of shares is 0%. Regarding the ADSs, under the Decree No. 8,165, from December 23, 2013 which amended the Decree No. 6,306, from December 14, 2007, the IOF/Bonds rate applicable to the transfer of shares listed on the Brazilian stock exchange, with the specific purpose of guaranteeing the issuance of depositary receipts in the foreign market, is currently 0%. The Brazilian government may increase the rate up to 1.5% per day during the terms of the securities, but only with respect to future transactions relating to shares or ADSs.

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

The Company uses exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency and net investments in foreign operations. Therefore, hedge is used in order to reduce the effects of changes in exchange rates on the Company’s income and cash flows in Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Reais as of December 31, 2015 and 2014:

Assets and liabilities in foreign currency

In millions of Reais	2015	2014
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	147.8	594.9
Foreign trade receivables, net of allowance for doubtful accounts	188.8	190.3
Net investments in foreign subsidiaries (except cash, cash equivalents, financial investments, trade receivables, financing and payables)	611.4	507.3

	948.0	1,292.5

Liabilities in foreign currency
Financing in foreign currency	(2,630.3)	(1,867.2)
Payables arising from imports, net of advances to foreign suppliers	(64.4)	(70.6)

	(2,694.7)	(1,937.8)

Foreign currency hedging instruments	2,667.2	783.3

Net asset position — Total	920.5	138.0

Sensitivity analysis of assets and liabilities in foreign currency

The table below shows the effect of exchange rate changes on different scenarios, based on the net asset position of R$920.5 million in foreign currency.

In millions of Brazilian Reais		Scenario I	Scenario II	Scenario III
	Risk	10%	25%	50%
(1) Income statement effect	Real devaluation	(7.7)	(19.4)	(38.7)
(2) Shareholders’ equity effect		99.8	249.5	499.0

(1) + (2)	Net effect	92.1	230.1	460.3

(3) Income statement effect	Real appreciation	7.7	19.4	38.7
(4) Shareholders’ equity effect		(99.8)	(249.5)	(499.0)

(3) + (4)	Net effect	(92.1)	(230.1)	(460.3)

Gains (losses) directly recognized in equity in cumulative translation adjustments are due to changes in the exchange rate on equity of foreign subsidiaries. See Note 30 to our consolidated financial statements.

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

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S. dollar futures contracts quoted on BM&FBOVESPA as of December 31, 2015. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$5.49 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Real against the likely scenario, according to the risk to which the hedged item is exposed.

Based on the balances of the hedging instruments and hedged items as of December 31, 2015, the exchange rates were replaced, and the changes between the new balance in Reais and the balance in Reais as of December 31, 2015 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (Likely)	Scenario II	Scenario III
	(In millions of Reais)
Currency swaps receivable in U.S. dollars
(1) U.S. dollar / Real swaps	Dollar appreciation	578.4	1,392.8	2,207.1
(2) Debts/firm commitments in dollars		(578.4)	(1,392.8)	(2,207.1)

(1)+(2)	Net Effect	0.0	0.0	0.0

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar devaluation	(0.7)	7.2	15.1
(4) Gross margin of Oxiteno		0.7	(7.2)	(15.1)

(3)+(4)	Net Effect	0.0	0.0	0.0

Interest Rate Risk

Ultrapar adopts prudent policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of Ultrapar are primarily held in transactions linked to the CDI. Our borrowings primarily relate to financings from Banco do Brasil S.A., BNDES and other development agencies, debentures and borrowings in foreign currency. Ultrapar does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. As of December 31, 2015, the Company had interest rate derivative financial instruments linked to domestic loans, swapping the fixed interest rate of certain debts to floating interest rate (CDI). See Notes 4, 14 and 30 to our consolidated financial statements.

The table below provides information as of December 31, 2015 about our debt obligations in foreign currency and in Reais that are subject to variable and fixed rates of interest. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates and interest rates:

				Principal by year of maturity(1)
Debt	Weighted average interest rate	Fair value	Book value	2016	2017	2018	2019	2020	2021 and thereafter
	(in millions of Reais)
R$ borrowings	6.2%	190.7	205.8	78.6	44.0	35.4	23.5	13.6	10.7
Borrowings indexed to the CDI	106.1% of the CDI	5,391.9	5,520.9	431.2	2,009.3	2,019.1	1,061.3	—	—
Borrowings indexed to the TJLP	2.5%	394.8	420.8	154.5	114.0	72.1	59.9	16.2	4.0
U.S. dollar borrowings	2.1%	1,015.1	1,016.1	350.2	353.5	309.8	2.4	0.2	—
Borrowings indexed to the LIBOR	1.0%	1,585.3	1,587.1	19.5	864.3	703.2	—	—	—
Borrowings indexed to the IGP-M	5.6%	45.5	45.5	2.1	2.1	2.2	2.3	2.4	34.5
Borrowings indexed to the SELIC	2.2%	30.4	30.9	4.4	6.4	6.5	6.5	6.1	1.0
Borrowings indexed to the MX$+ TIIE	1.0%	27.1	27.1	27.1	—	—	—	—	—

Subtotal		8,680.8	8,854.2	1,067.7	3,393.6	3,148.3	1,155.8	38.6	50.2
Unrealized losses on swaps transactions		47.4	47.4	30.1	—	17.3	—	—	—

Total		8,728.2	8,901.6	1,097.9	3,393.6	3,165.6	1,155.8	38.6	50.2

(1)	Figures include interest accrued through December 31, 2015.

For sensitivity analysis of hedging instruments for interest rates in Reais, the Company used the futures curve of DI x Pre contract on BM&FBOVESPA as of December 30, 2015 for each of the swap and debt (hedged item) maturities, to determine the likely scenarios. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the likely scenario pre-fixed interest rate.

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

	Risk	Scenario I (likely)	Scenario II	Scenario III
	(In millions of Reais)
Interest rate swap (in R$)
(1) Fixed rate swap – CDI	Decrease in Pre- fixed rate	—	0.2	0.6
(2) Fixed rate financing		—	(0.2)	(0.6)

(1)+(2)	Net effect	—	(0.0)	(0.0)

See Notes 4, 14 and 30 to our consolidated financial statements for a discussion of the accounting policies for derivative instruments and information with respect to financial instruments.

Credit risk

The financial instruments that would expose the Company to credit risks of the counterparty are basically represented by cash and cash equivalents, financial investments, hedging instruments and trade receivables.

Customer credit risk — Such risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by diversification of sales. As of December 31, 2015, the allowance for doubtful accounts on their trade receivables recorded for Ipiranga, Ultragaz, Extrafarma, Oxiteno and Ultracargo were R$151.9 million, R$28.1 million, R$5.4 million, R$12.4 million and R$3.0 million, respectively. In addition, as of December 31, 2015, no single customer or group accounts for more than 10% of total revenue.

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

The Company believes it has sufficient working capital to satisfy its current needs. The gross indebtedness due over the next twelve months totals R$1,515.7 million, including estimated interests on loans. Furthermore, the investment plan for 2016 totals R$1,809.4 million. In 2015, the Company had R$3,506.2 million in cash, cash equivalents and short-term financial investments (for quantitative information, see Notes 4 and 14).

For further information on financial liabilities as of December 31, 2015, see Note 30 to our consolidated financial statements.

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

As mentioned in the section “Risk Management and Financial Instruments – Governance”, the Committee monitors compliance with the risk standards established by the Policy through a risk map, including the use of hedging instruments, on a monthly basis. In addition, the internal audit department verifies the compliance with the requirements of the Policy.

The table below summarizes the position of hedging instruments entered by the Company:

Hedging instruments	Counterparty	Maturity	Notional amount(1)				Fair value		Amounts receivable	Amounts payable
			2015		2014		2015	2014	2015
							R$ million	R$ million	R$ million	R$ million
a –Exchange rate swaps receivable in U.S. dollars
Receivables in U.S. dollars (LIBOR)	Bradesco, BTMU, Itaú, JP		US$	350.0	US$	290.0	1,364.4	761.8	1,364.4	—
Receivables in U.S. dollars (Fixed)	Morgan,	Jan 2016 to	US$	334.5	US$	50.6	1,335.1	136.6	1,335.1	—
Payables in CDI interest rate	Santander, Scotiabank	Nov 2018	US$	(684.5)	US$	(340.6)	(2,225.1)	(749.1)	—	2,225.1

Total result				—		—	474.4	149.3	2,699.5	2,225.1

b.1 and b.2 – Exchange rate swaps payable in U.S. dollars + COUPON
Receivables in CDI interest rates	Bradesco, Citibank,		US$	7.9	US$	42.9	30.6	114.2	30.6	—
Payables in U.S. dollars (Fixed)	Itaú, Santander	Jan 2016 to	US$	(7.9)	US$	(42.9)	(32.3)	(115.6)	—	32.3

Total result		Mar 2016		—		—	(1.7)	(1.4)	30.6	32.3

c – Interest rate swaps in R$
Receivables in fixed interest rate	Itaú	Mar 2016 to	R$	27.5	R$	327.5	27.4	532.0	27.4	—
Payables in CDI interest rate		Aug 2016	R$	(27.5)	R$	(327.5)	(27.8)	(486.1)	—	27.8

Total result				—		—	(0.4)	45.9	27.4	27.8

d – Exchange rate swaps receivable in Euros
Receivables in Euros (Fixed)		—		—		€0.2	—	0.5	—	—
Payables in CDI interest rate				—		€(0.2)	—	(0.5)	—	—

Total result				—		—	—	—	—	—

Total gross result							472.3	193.8	2,757.5	2,285.2
Income tax							(86.0)	(36.7)	(86.0)	—

Total net result							386.3	157.1	2,671.5	2,285.2

Positive result (see Note 4)							433.7	164.5
Negative result (see Note 14)							(47.4)	(7.4)

(1)	In millions. Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A. (the Brazilian over-the-counter clearing house).

Hedging instruments existing in 2015 are described below, according to their category, risk, and hedging strategy:

a – Hedging against foreign exchange exposure of liabilities in foreign currency — The purpose of these contracts is (i) to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Reais linked to CDI and (ii) change a financial investment linked to the CDI and given as guarantee to loan in U.S. dollars, into a financial investment linked to U.S. dollars. The tables below present our position in this category of swaps as of December 31, 2015:

	Maturity
Swap	2016	2017 and thereafter
Notional amount of swaps (in millions of Reais)(1)	642.4	663.8
Notional amount of swaps (in millions of dollars)	164.5	170.0
Average receiving rate	US$ + 0.08%	US$ + 2.50%
Average payment rate	82.09% of the CDI	100.59% of the CDI

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2015.

	Maturity
Swap	2016	2017 and thereafter
Notional amount of swaps (in millions of Reais)(1)	—		1,366.7
Notional amount of swaps (in millions of dollars)	—		350.0
Average receiving rate	—	US$	+ LIBOR + 0.85%
Average payment rate	—		101.50% of the CDI

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2015.

b – Hedging against foreign exchange exposure of operations — The purpose of these contracts is to make the exchange rate of the revenues of subsidiaries Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials during their operating cycles. The table below presents our position in this category of swaps as of December 31, 2015:

Swap	Maturity 2016
Notional amount of swaps (in millions of Reais)(1)	30.9
Notional amount of swaps (in millions of dollars)	7.9
Average receiving rate	75.69% of the CDI
Average payment rate	US$

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2015.

c – Hedging against the interest rate fixed in local financing — The purpose of these contracts is to convert the interest rate on financing contracted in Reais from fixed into floating. The table below presents our position on this category of swaps as of December 31, 2015:

Swap	Maturity 2016
Notional amount of swaps (in millions of Reais)	27.5
Notional amount of swaps (in millions of dollars)(1)	7.0
Average receiving rate	8.00% p.a.
Average payment rate	88.81% of the CDI

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2015.

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

In 2015, the notional amount of foreign exchange hedging instruments designated as fair value hedge totaled US$440.0 million. In 2015, a gain of R$285.3 million related to the result of hedging instruments, a loss of R$4.6 million related to the fair value adjustment of debt and a loss of R$403.2 million related to the financial expense of the debt were recognized in the income statements, transforming the average effective cost of the operation into 102.5% of CDI.
In 2015, the notional amount of exchange rate hedging instruments of firm commitments designated as cash flow hedge totaled US$151.4 million, and a gain of R$120.2 million was recognized through the income statement. In 2015, the balance of “Other comprehensive income” was R$6.3 million.

In 2015, the notional amount of exchange rate hedging instruments designated as hedges of net investment in foreign operation relating to the portion of investments in entities which have functional currency different from the Real was zero. In 2015, a loss of R$31.3 million was recorded. The exchange rate on investments and the hedging instrument effects were offset in equity.

In 2015, the notional amount of interest rate hedging instruments totaled R$27.5 million referring to the principal of the pre-fixed loans in Brazilian Reais. In 2015, a gain of R$2.0 million related to the result of hedging instruments, a loss of R$0.9 million related to the fair value adjustment of debt, and a loss of R$25.0 million related to the accrued interest rate of the debt were recognized in the income statement, transforming the average effective cost of the operations into 88.8% of CDI.

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

Reimbursement of fees incurred in 2015

From January 1, 2015 until December 31, 2015, Ultrapar received from the depositary US$643,934, net of withholding taxes, for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADSs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

As of December 31, 2015, under management’s supervision and with its participation, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of our disclosure controls and procedures for the period relating to the information contained in this 20F report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that (a) our disclosure controls and procedures were effective as of December 31, 2015 to enable the company to record, process, summarize, and report information required to be included in the reports that it files or submits under the Securities Exchange Act of 1934, within the time periods required and (b) our disclosure controls and procedures were also effective as of December 31, 2015 to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015 based on the criteria established in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on such assessment and criteria, Management has concluded that the Company’s internal controls over financial reporting are effective as of December 31, 2015.

The Company’s independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes, audited the Company’s internal controls over financial reporting, and their report, dated April 29, 2016 and included herein, expressed an unqualified opinion.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Ultrapar Participações S.A.

São Paulo – SP – Brazil

We have audited the internal control over financial reporting of Ultrapar Participações S.A. and subsidiaries (the “Company”) as of December 31, 2015, based on criteria established in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission—COSO. The Company’s Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board—PCAOB (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures, as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the PCAOB (United States), the consolidated financial statements as of and for the three years ended December 31, 2015 of the Company and our report, dated April 29, 2016, expressed an unqualified opinion on those financial statements.

/S/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

April 29, 2016

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting for the year ended December 31, 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Ultrapar has determined that it will not appoint an audit committee financial expert, as Brazilian law does not require a fiscal council member to have the same attributes of such a financial expert. However, the Company believes that its fiscal council members have broad commercial experience and extensive business leadership, having held various roles in accountancy, financial management and supervision, treasury and corporate finance. For example, one member of the Company’s fiscal council is a former partner of a major audit firm. In addition, other members of the Company’s fiscal council have served as the chief financial officer of major Brazilian companies and as a member of the board of executive officers in a major Brazilian bank. We believe that there is a broad and suitable mix of business and financial experience on the fiscal council.

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

The relationship with our independent registered public accounting firm in respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the independent registered public accounting firm. Our Board of Directors approves our financial statements, the performance by our independent registered public accounting firm of audit and permissible non-audit services, and associated fees, supported by our fiscal council, which acts as an audit committee pursuant to the requirements of the Sarbanes-Oxley Act. See “Item 6.C. Directors, Senior Management and Employees — Board Practices — Fiscal Council and Audit Committee Exemption” for more information about the responsibilities of the fiscal council. Our consolidated financial statements for the years ended December 31, 2015 and 2014 were audited by the independent registered public accounting firm Deloitte.

The following table describes the total amount billed to us by Deloitte for services performed in 2015 and 2014 and the respective compensation for these services.

	2015	2014
	(in thousands of Reais)
Audit Fees	5,753.8	4,513.3
Audit Related Fees	—	—
Tax Fees	131.2	126.7
All Other Fees	—	—
Total Consolidated Audit Fees	5,885.0	4,640.0

“Audit Fees” are the aggregate fees billed by independent registered public accounting firms for the audit of our consolidated and annual financial statements, reviews of interim financial information and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Tax Fees” are fees charged by Deloitte related to tax compliance services.

For the years ended December 31, 2015 and 2014, Ultrapar and its subsidiaries did not contract for any service from their independent registered public accounting firm that was not directly linked to the auditing of financial statements.

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

In December 2014, the Board of Directors approved a share repurchase program with a 12-month term under which we can acquire our own shares at market price and hold them in treasury for subsequent sale or cancellation. The maximum number of shares that may be repurchased is 6,500,000 shares. The total shares repurchased through December 31, 2015 under this program, were 6,143,200 shares, as follows:

Period	Total number of shares repurchased	Average price per share in Reais	Total number of shares repurchased as part of publicly announced plans or programs	Maximum number of shares that may yet be repurchased under the plans or program
January 1, 2015 – January 31, 2015	864,200	50.97	864,200	5,635,800
February 1, 2015 – February 28, 2015	275,000	54.84	1,139,200	5,360,800
March 1, 2015 – March 31, 2015	715,000	60.09	1,854,200	4,645,800
April 1, 2015 – April 30, 2015	275,000	65.97	2,129,200	4,370,800
May 1, 2015 – May 31, 2015	440,000	71.56	2,569,200	3,930,800
June 1, 2015 – June 30, 2015	220,000	68.48	2,789,200	3,710,800
July 1, 2015 – July 31, 2015	385,000	66.22	3,174,200	3,325,800
August 1, 2015 – August 31, 2015	495,000	62.36	3,669,200	2,830,800
September 1, 2015 – September 30, 2015	1,048,000	64.86	4,717,200	1,782,800
October 1, 2015 – October 31, 2015	552,000	68.32	5,269,200	1,230,800
November 1, 2015 – November 30, 2015	782,000	66.88	6,051,200	448,800
December 1, 2015 – December 31, 2015	92,000	63.89	6,143,200	356,800

Total shares repurchased during 2015	6,143,200	63.00	6,143,200	356,800

ITEM 16F.	CHANGE IN REGISTRANT’S INDEPENDENT PUBLIC ACCOUNTING FIRM

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

The significant differences between our corporate governance practices and the NYSE corporate governance standards are as follows:

Independence of Directors

NYSE rules require that a majority of the Board of Directors must consist of independent directors as defined under NYSE rules. Under Brazilian Corporate Law, we are not required to have a majority of independent directors. According to the rules of Novo Mercado, at least 20% of the members of the Board of Directors must meet the independence requirements as established set forth these rules. Furthermore, according to our bylaws, at least 30% of the members of the Board of Directors must be independent. The Brazilian Corporate Law requires that our directors be elected by our shareholders at a general shareholders’ meeting. As of December 31, 2015, our Board of Directors consisted of nine members, six of whom were independent non-executive members and three are shareholders of Ultra S.A. Two of these three non-independent board members were executive officers of Ultrapar until December 2006 and one of them was executive officer of Ultrapar until December 2012. See “Item 6.C. Directors, Senior Management and Employees — Board Practices” and “Exhibit 1.1 — Bylaws of Ultrapar, dated as of January 31, 2014.”

No member of the Board has any material relationship with the Company, either directly or as a partner or officer of an organization that has relationship with Ultrapar, except for their interest as shareholders of Ultrapar, when applicable. The Brazilian Corporate Law, the rules of Novo Mercado and CVM establish rules relating to the qualification of the members of our Board of Directors and our executive officers, including their compensation, duties and responsibilities. We believe these rules provide adequate assurances that our directors are independent according to the independence tests established by the NYSE.

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

Alexandre Gonçalves Silva, Nildemar Secches and Pedro Wongtschowski, who are also members of the Board of Directors elected on the Annual General Shareholders Meeting held on April 2015, are members of our compensation committee. The members of such committee shall maintain their positions up to the end of their term of office as Directors, on the annual general shareholders’ meeting of 2017.

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

We file the following consolidated financial statements together with the reports of independent registered public accountants firms, as part of this annual report:

ITEM 19.	EXHIBITS

We are filing the following documents as part of this Annual Report Form 20F:

1.1	Bylaws of Ultrapar, dated as of January 31, 2014 (incorporated by reference to Exhibit 1.1 to Form 20-F of Ultrapar Participações S.A. filed on April 30, 2014).

2.1	Shareholders’ Agreement dated March 22, 2000 (incorporated by reference to Exhibit 2.1 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

2.2	Amendment dated as of March 31, 2006 to the Indenture dated as of December 20, 2005 (incorporated by reference to Exhibit 2.3 to Form 20-F of Ultrapar Participações S.A. filed on May 5, 2006).

2.3	Ipiranga Group Shareholders’ Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Translation (incorporated by reference to Exhibit 2.7 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

2.4	RPR Shareholders Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Translation (incorporated by reference to Exhibit 2.8 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

2.5	Ultrapar Participações S.A. 3rd Public Offering Indenture of Simple Debentures, Non-Convertible, Unsecured and Non-Preferred in a Single Series between Ultrapar Participações S.A. and Pentágono S/A DTVM, dated May 20, 2009 – English Summary (incorporated by reference to Exhibit 2.8 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

2.6	First Amendment to Ultrapar Participações S.A. 3rd Public Offering Indenture of Simple Debentures, Non-Convertible, Unsecured and Non-Preferred in a Single Series between Ultrapar Participações S.A. and Pentágono S/A DTVM, dated June 3, 2009 — English Summary (incorporated by reference to Exhibit 2.9 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

2.7	Second Amendment to Ultrapar Participações S.A. 3rd Public Offering Indenture of Simple Debentures, Non-Convertible, Unsecured and Non-Preferred in a Single Series between Ultrapar Participações, S.A. and Pentágono S/A DTVM, dated December 4, 2009 – English Summary (incorporated by reference to Exhibit 2.11 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

2.8	Ultrapar Participações S.A. 4th Public Offering Indenture of Simple Debentures, Non-Convertible, Unsecured and Non-Preferred in a Single series between Ultrapar Participações S.A. and Pentágono S.A. DTVM, dated March 2, 2012 (incorporated by reference to Exhibit 2.13 to Form 20-F of Ultrapar Participações S.A. filed on April 30, 2012).

2.9	Rules of the Novo Mercado (English translation) (incorporated by reference to Form 8-A of Ultrapar Participações S.A. filed on August 15, 2011).

2.10	Ipiranga Produtos de Petróleo S.A. 1st Public Offering Indenture of Simple Debentures, Non-Convertible, Unsecured and Non-Preferred in a Single series between Ipiranga Produtos de Petróleo S.A. and Banco Bradesco BBI S.A. as lead manager and Banco Bradesco S.A. as co-manager, dated November 7, 2012 — English Summary (incorporated by reference to Exhibit 2.13 to Form 20-F of Ultrapar Participações S.A. filed on April 30, 2013).

2.11	2014 Ultra S.A. Shareholders’ Agreement dated February 24, 2014 (incorporated by reference to Item 2 of the report on Form 6-K furnished by Ultrapar Participações S.A. on February 25, 2014).

2.12	Ultrapar Participações S.A. 5th Public Offering Indenture of Simple, Non-Convertible into Shares, Single-Series, Unsecured Debentures, for Public Distribution with Restricted Placement Efforts between Ultrapar Participações S.A. and Pentágono S.A. DTVM, dated March 3, 2015 (incorporated by reference to Form 6-K of Ultrapar Participações S.A. filed on March 13, 2015).

4.1	Share Sale and Purchase Agreement related to the sale and purchase of the entire share capital of Shell Gás (LPG) Brasil S.A. (incorporated by reference to Exhibit 10.2 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005).

4.2	Form of agreement between Ultragaz and independent dealers (incorporated by reference to Exhibit 10.4 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005, as amended).

4.3	Take or pay agreement between Tequimar and CODEBA (incorporated by reference to Exhibit 10.5 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005, as amended).

4.4	The Investment Agreement entered into by and among Ultrapar, Petrobras and Braskem dated March 18, 2007 — English translation, as amended by the Amendment to Investment Agreement entered into by and among Ultrapar, Petrobras and Braskem dated April 18, 2007 — English Summary (incorporated by reference to Exhibit 4.4 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

4.5	Share Purchase Agreement entered into by and among Ultrapar, Petrobras, Braskem and the Key Shareholders of RPR, DPPI and CBPI, dated March 18, 2007 — English Summary (incorporated by reference to Exhibit 4.5 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

4.6	Braskem/Petrobras Asset Security Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Summary (incorporated by reference to Exhibit 4.6 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

4.7	Petrobras Asset Security Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Summary (incorporated by reference to Exhibit 4.7 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

4.8	Ethylene Supply Agreement between Braskem S.A. and Oxiteno Nordeste S.A. Indústria e Comércio, dated June 13, 2008 — English Summary (incorporated by reference to Exhibit 4.8 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

4.9	Fourth Amendment to the Ethylene Supply Agreement between Braskem S.A. and Oxiteno Nordeste S.A. Indústria e Comércio, dated January 1, 2013 — English Summary (incorporated by reference to Exhibit 4.9 to Form 20-F of Ultrapar Participações S.A. filed on April 30, 2013).

4.10	Share Purchase Agreement between Ultrapar Participações S.A.’s subsidiary Terminal Químico de Aratu S.A. and Unipar, dated June 6, 2008, including Amendment dated September 22, 2008 — English Summary (incorporated by reference to Exhibit 4.8 to From 20-F of Ultrapar Participações S.A. filed on June 29, 2009).

4.11	Ethylene Supply Agreement between Petroquímica União S.A. and Oxiteno S.A. Indústria e Comércio, dated August 1, 2008 — English Summary (incorporated by reference to Exhibit 4.10 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

4.12	Securities Purchase Agreement entered into by and among Chevron, CBL, Galena and SBP, dated August 14, 2008 (incorporated by reference to Exhibit 4.9 to Form 20-F of Ultrapar Participações S.A. filed on June 29, 2009).

4.13	Revolving Line of Credit Agreement among Banco Nacional de Desenvolvimento Econômico e Social (BNDES), Companhia Brasileira de Petróleo Ipiranga, Companhia Ultragaz S/A, Oleoquímica Indústria e Comércio de Produtos Químicos Ltda, Oxiteno Nordeste S/A Indústria e Comércio, Tequimar — Terminal Químico de Aratu S/A, Tropical Transportes Ipiranga Ltda. and Ultrapar Participações S.A., dated December 16, 2008 — English Summary (incorporated by reference to Exhibit 4.12 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

4.14	Amendment No. 1 to Securities Purchase Agreement entered into by and among Chevron, CBL, Galena and SBP, dated March 30, 2009 (incorporated by reference to Exhibit 4.10 to Form 20-F of Ultrapar Participações S.A. filed on June 29, 2009).

4.15	Line of Credit Agreements between Banco do Brasil S.A. and Ipiranga Produtos de Petróleo S.A., each dated June 16, 2010 — English Summary (incorporated by reference to Exhibit 4.10 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

4.16	Amendment to the line of Credit Agreements between Banco do Brasil S.A. and Ipiranga Produtos de Petróleo S.A., each dated February 7, 2013 — English Summary (incorporated by reference to Exhibit 4.16 to Form 20-F of Ultrapar Participações S.A. filed on April 30, 2013).

4.17	Association and Other Covenants Agreement to effect the merger of shares (incorporação de ações) of Extrafarma with Ultrapar — English Summary (incorporated by reference to Exhibit 4.17 to Form 20-F of Ultrapar Participações S.A. filed on April 30, 2014).

4.18	Protocol and Justification of Incorporação de Ações (merger of shares) issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by Ultrapar Participações S.A. (incorporated by reference to the report on Form 6-K furnished by Ultrapar Participações S.A. on December 27, 2013).

6.1	Statement regarding computation of earnings per share (incorporated by reference to Note 30 to our consolidated financial statements included in this annual report).

8.1	List of subsidiaries of Ultrapar (incorporated by reference to Note 3 to our consolidated financial statements included in this annual report).

11.1	Code of Ethics, amended on July 31, 2013 (incorporated by reference to the report on Form 6-K furnished by Ultrapar Participações S.A. on August 1, 2013).

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Documentation with respect to our corporate restructuring of 2002 (incorporated by reference to the reports on Form 6-K, furnished on October 15, 2002, November 1, 2002 and December 6, 2002).

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

ULTRAPAR PARTICIPAÇÕES S.A.

By:	/S/ THILO MANNHARDT
Name:	Thilo Mannhardt
Title:	Chief Executive Officer

Date: April 29, 2016	By:	/S/ ANDRÉ PIRES DE OLIVEIRA DIAS
	Name:	André Pires de Oliveira Dias
	Title:	Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

Consolidated Financial Statements

for the Year Ended

December 31, 2015 and

Report of Independent Registered Public Accounting Firm

Deloitte Touche Tohmatsu Auditores Independentes

Ultrapar Participações S.A. and Subsidiaries

Consolidated Financial Statements

for the Years Ended December 31, 2015 and 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Ultrapar Participações S.A.

São Paulo - SP - Brazil

We have audited the accompanying consolidated balance sheets of Ultrapar Participações S.A. and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the three years ended December 31, 2015. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ultrapar Participações S.A. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for the three years ended December 31, 2015, in conformity with International Financial Reporting Standards - IFRS, issued by the International Accounting Standards Board - IASB.

We have also audited, in accordance with the standards of the PCAOB (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO, and our report, dated April 29, 2016, expressed an unqualified opinion on the Company’s internal control over financial reporting.

/S/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

April 29, 2016

Ultrapar Participações S.A. and Subsidiaries

Balance Sheets

as of December 31, 2015 and 2014

(In thousands of Brazilian Reais)

Assets	Note	2015	2014
Current assets
Cash and cash equivalents	4	2,702,893	2,827,369
Financial investments	4	803,304	1,441,813
Trade receivables, net	5	3,167,164	2,604,101
Inventories, net	6	2,495,237	1,925,002
Recoverable taxes, net	7	628,778	593,462
Dividends receivable		2,710	—
Other receivables		29,787	43,342
Prepaid expenses, net	10	81,476	67,268

Total current assets		9,911,349	9,502,357
Non-current assets
Financial investments	4	466,965	130,940
Trade receivables, net	5	152,239	143,806
Related parties	8.a	490	10,858
Deferred income and social contribution taxes	9.a	558,993	462,573
Recoverable taxes, net	7	135,449	75,404
Escrow deposits	20.a	740,835	696,835
Other receivables		16,507	5,832
Prepaid expenses, net	10	146,664	131,228

		2,218,142	1,657,476
Investments
In joint-ventures	11.a	79,377	54,508
In associates	11.b	21,537	13,143
Other		2,814	2,814
Property, plant, and equipment, net	12	5,438,895	5,091,971
Intangible assets, net	13	3,293,935	3,158,113

		8,836,558	8,320,549
Total non-current assets		11,054,700	9,978,025

Total assets		20,966,049	19,480,382

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Balance Sheets

as of December 31, 2015 and 2014

(In thousands of Brazilian Reais)

Liabilities	Note	2015	2014
Current liabilities
Loans	14	1,048,098	2,554,730
Debentures	14.g	47,372	884,900
Finance leases	14.i	2,385	2,734
Trade payables	15	1,460,532	1,279,502
Salaries and related charges	16	404,313	294,579
Taxes payable	17	168,804	138,835
Dividends payable	22.g	298,791	218,375
Income and social contribution taxes payable		216,883	134,399
Post-employment benefits	18.b	13,747	11,419
Provision for asset retirement obligation	19	5,232	4,598
Provision for tax, civil, and labor risks	20.a	45,322	64,169
Other payables		97,492	80,392
Deferred revenue	21	24,420	23,450

Total current liabilities		3,833,391	5,692,082
Non-current liabilities
Loans	14	5,561,401	3,489,586
Debentures	14.g	2,198,843	1,398,952
Finance leases	14.i	43,509	44,310
Related parties	8.a	4,372	4,372
Subscription warrants – indemnification	3.a	112,233	92,072
Deferred income and social contribution taxes	9.a	266,004	152,847
Provision for tax, civil, and labor risks	20.a	684,660	623,272
Post-employment benefits	18.b	112,848	108,372
Provision for asset retirement obligation	19	69,484	66,204
Other payables		94,139	74,009
Deferred revenue	21	11,036	7,709

Total non-current liabilities		9,158,529	6,061,705
Shareholders’ equity
Share capital	22.a	3,838,686	3,838,686
Capital reserve	22.c	546,607	547,462
Revaluation reserve	22.d	5,590	5,848
Profit reserves	22.e	3,801,999	3,169,704
Treasury shares	22.b	(490,881)	(103,018)
Additional dividends to the minimum mandatory dividends	22.g	157,162	188,976
Valuation adjustments	2.c; 2.o; 22.f	18,953	7,149
Cumulative translation adjustments	2.c; 2.r; 22.f	66,925	43,192

Shareholders’ equity attributable to:
Shareholders of the Company		7,945,041	7,697,999
Non-controlling interests in subsidiaries		29,088	28,596

Total shareholders’ equity		7,974,129	7,726,595

Total liabilities and shareholders’ equity		20,966,049	19,480,382

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Income Statements

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais, except earnings per share)

	Note	2015	2014	2013
Net revenue from sales and services	23	75,655,274	67,736,298	60,940,246
Cost of products and services sold	24	(68,933,702)	(62,304,631)	(56,165,382)

Gross profit		6,721,572	5,431,667	4,774,864
Operating income (expenses)
Selling and marketing	24	(2,516,561)	(2,158,659)	(1,756,376)
General and administrative	24	(1,321,341)	(1,130,303)	(1,012,316)
Gain on disposal of property, plant and equipment and intangibles	25	27,276	36,978	40,280
Other operating income, net	26	50,584	106,914	97,581

Operating income before financial income (expenses) and share of profit of joint ventures and associates		2,961,530	2,286,597	2,144,033
Financial income	27	426,429	366,009	240,562
Financial expenses	27	(1,129,767)	(811,416)	(578,167)
Share of profit (loss) of joint ventures and associates	11	(10,884)	(16,489)	(4,993)

Income before income and social contribution taxes		2,247,308	1,824,701	1,801,435

Income and social contribution taxes
Current	9.b	(801,959)	(615,148)	(534,481)
Deferred	9.b	(14,813)	(21,745)	(90,996)
Tax incentives	9.b; 9.c	82,436	63,405	52,755

		(734,336)	(573,488)	(572,722)
Net income for the year		1,512,972	1,251,213	1,228,713

Net income for the year attributable to:
Shareholders of the Company		1,503,466	1,241,563	1,225,143
Non-controlling interests in subsidiaries		9,506	9,650	3,570
Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	28	2.7649	2.2753	2.2938
Diluted	28	2.7433	2.2592	2.2840

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Comprehensive Income

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais)

	Note	2015	2014	2013
Net income for the year attributable to shareholders of the Company		1,503,466	1,241,563	1,225,143
Net income for the year attributable to non-controlling interests in subsidiaries		9,506	9,650	3,570

Net income for the year		1,512,972	1,251,213	1,228,713

Items that are subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments	2.c; 22.f	7,733	46	(18)
Cumulative translation adjustments, net of hedge of net investments in foreign operations	2.c; 2.r; 22.f	23,733	5,116	25,455
Items that are not subsequently reclassified to profit or loss:
Actuarial gains of post-employment benefits	2.o; 22.f	4,071	1,675	18,063

Total comprehensive income for the year		1,548,509	1,258,050	1,272,213

Total comprehensive income for the year attributable to shareholders of the Company		1,539,003	1,248,400	1,268,641
Total comprehensive income for the year attributable to non-controlling interest in subsidiaries		9,506	9,650	3,572

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais, except dividends per share)

					Profit reserve			Cumulative other comprehensive income					Shareholders’ equity attributable to:
	Note	Share capital	Capital reserve	Revaluation reserve of subsidiaries	Legal reserve	Investments statutory reserve	Retention of profits	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity
Balance as of December 31, 2012		3,696,773	20,246	6,713	273,842	617,641	1,333,066	(12,615)	12,621	—	(114,885)	147,195	5,980,597	25,481	6,006,078

Net income for the year		—	—	—	—	—	—	—	—	1,225,143	—	—	1,225,143	3,570	1,228,713
Other comprehensive income:
Fair value adjustments of available for sale financial instruments	2.c; 20.f	—	—	—	—	—	—	(18)	—	—	—	—	(18)	—	(18)
Actuarial gains of post-employment benefits, net	2.o; 20.f	—	—	—	—	—	—	18,061	—	—	—	—	18,061	2	18,063
Currency translation of foreign subsidiaries	2.r; 20.f	—	—	—	—	—	—	—	25,455	—	—	—	25,455	—	25,455

Total comprehensive income for the year		—	—	—	—	—	—	18,043	25,455	1,225,143	—	—	1,268,641	3,572	1,272,213

Realization of revaluation reserve of subsidiaries	20.d	—	—	(606)	—	—	—	—	—	606	—	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	20.d	—	—	—	—	—	—	—	—	(139)	—	—	(139)	—	(139)
Transfer to investments reserve		—	—	—	—	467	—	—	—	(467)	—	—	—	—	—
Approval of additional dividends by the Shareholders’ Meeting	20.g	—	—	—	—	—	—	—	—	—	—	(147,195)	(147,195)	—	(147,195)
Additional dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(4,295)	(4,295)
Prescribed dividends of non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	4,097	4,097
Proposed dividends of non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(1,930)	(1,930)
Allocation of net income:
Legal reserve	20.e;20.g	—	—	—	61,257	—	—	—	—	(61,257)	—	—	—	—	—
Interim dividends (R$ 0.66 per share of the Company)	20.g	—	—	—	—	—	—	—	—	(354,032)	—	—	(354,032)	—	(354,032)
Proposed dividends (R$ 0.71 per share of the Company)	20.g	—	—	—	—	—	—	—	—	(389,495)	—	161,584	(227,911)	—	(227,911)
Retention of profits	20.e;20.g	—	—	—	—	420,359	—	—	—	(420,359)	—	—	—	—	—

Balance as of December 31, 2013		3,696,773	20,246	6,107	335,099	1,038,467	1,333,066	5,428	38,076	—	(114,885)	161,584	6,519,961	26,925	6,546,886

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais, except dividends per share)

					Profit reserve			Cumulative other comprehensive income					Shareholders’ equity attributable to:
	Note	Share capital	Capital reserve	Revaluation reserve of subsidiaries	Legal reserve	Investments statutory reserve	Retained earnings reserve	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non–controlling interests in subsidiaries	Consolidated shareholders’ equity

Balance as of December, 31 2013		3,696,773	20,246	6,107	335,099	1,038,467	1,333,066	5,428	38,076	—	(114,885)	161,584	6,519,961	26,925	6,546,886
Net income for the year		—	—	—	—	—	—	—	—	1,241,563	—	—	1,241,563	9,650	1,251,213
Other comprehensive income:
Fair value adjustments of financial instruments	2.c; 22.f	—	—	—	—	—	—	46	—	—	—	—	46	—	46
Actuarial gains of post–employment benefits, net	2.o; 22.f	—	—	—	—	—	—	1,675	—	—	—	—	1,675	—	1,675
Currency translation of foreign subsidiaries	2.c, 2.r; 22.f	—	—	—	—	—	—	—	5,116	—	—	—	5,116	—	5,116

Total comprehensive income for the year		—	—	—	—	—	—	1,721	5,116	1,241,563	—	—	1,248,400	9,650	1,258,050
Increase in share capital	3.a; 22.a	141,913	—	—	—	—	—	—	—	—	—	—	141,913	—	141,913
Capital surplus on subscription of shares	3.a; 22.c	—	498,812	—	—	—	—	—	—	—	—	—	498,812	—	498,812
Share issue costs	22.c	—	(2,260)	—	—	—	—	—	—	—	—	—	(2,260)	—	(2,260)
Sale of treasury shares		—	30,664	—	—	—	—	—	—	—	11,867	—	42,531	—	42,531
Realization of revaluation reserve of subsidiaries	22.d	—	—	(259)	—	—	—	—	—	259	—	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	22.d	—	—	—	—	—	—	—	—	(32)	—	—	(32)	—	(32)
Transfer to investments reserve		—	—	—	—	227	—	—	—	(227)	—	—	—	—	—
Dividends attributable to non–controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(2,714)	(2,714)
Acquisition of non–controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(106)	(106)
Additional dividends attributable to non–controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(5,159)	(5,159)
Approval of additional dividends by the Shareholders’ Meeting	22.g	—	—	—	—	—	—	—	—	—	—	(161,584)	(161,584)	—	(161,584)
Allocation of net income:
Legal reserve	22.e; 22.g	—	—	—	62,078	—	—	—	—	(62,078)	—	—	—	—	—
Interim dividends (R$ 0.71 per share of the Company)	22.g	—	—	—	—	—	—	—	—	(389,554)	—	—	(389,554)	—	(389,554)

Proposed dividends (R$ 0.71 per share of the Company)	22.g	—	—	—	—	—	—	—	—	(389,164)	—	188,976	(200,188)	—	(200,188)
Retention of profits	22.e; 22.g	—	—	—	—	400,767	—	—	—	(400,767)	—	—	—	—	—

Balance as of December, 31 2014		3,838,686	547,462	5,848	397,177	1,439,461	1,333,066	7,149	43,192	—	(103,018)	188,976	7,697,999	28,596	7,726,595

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais, except dividends per share)

					Profit reserve			Cumulative other comprehensive income					Shareholders’ equity attributable to:
	Note	Share capital	Capital reserve	Revaluation reserve on subsidiaries	Legal Reserve	Investments statutory reserve	Retained earnings reserve	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non–controlling interests in subsidiaries	Consolidated shareholders’ equity
Balance as of December, 31 2014		3,838,686	547,462	5,848	397,177	1,439,461	1,333,066	7,149	43,192	—	(103,018)	188,976	7,697,999	28,596	7,726,595
Net income for the year		—	—	—	—	—	—	—	—	1,503,466	—	—	1,503,466	9,506	1,512,972
Other comprehensive income:
Fair value adjustments of financial instruments	2.c; 22.f	—	—	—	—	—	—	7,733	—	—	—	—	7,733	—	7,733
Actuarial gains of post–employment benefits, net	2.o; 22.f	—	—	—	—	—	—	4,071	—	—	—	—	4,071	—	4,071
Currency translation of foreign subsidiaries hedge of net investments in foreign operation	2.c; 2.r; 22.f	—	—	—	—	—	—	—	23,733	—	—	—	23,733	—	23,733

Total comprehensive income for the year		—	—	—	—	—	—	11,804	23,733	1,503,466	—	—	1,539,003	9,506	1,548,509
Acquisition of own shares to held in treasury	22.b	—	(855)	—	—	—	—	—	—	—	(387,863)	—	(388,718)	—	(388,718)
Realization of revaluation reserve of subsidiaries	22.d	—	—	(258)	—	—	—	—	—	258	—	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	22.d	—	—	—	—	—	—	—	—	(120)	—	—	(120)	—	(120)
Transfer to investments reserve		—	—	—	—	138	—	—	—	(138)	—	—	—	—	—
Dividends attributable to non–controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(2,757)	(2,757)
Acquisition of non–controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(9)	(9)
Additional dividends attributable to non–controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(6,248)	(6,248)
Approval of additional dividends by the Shareholders’ Meeting	22.g	—	—	—	—	—	—	—	—	—	—	(188,976)	(188,976)	—	(188,976)
Allocation of net income:
Legal reserve	22.e; 22.g	—	—	—	75,173	—	—	—	—	(75,173)	—	—	—	—	—
Interim dividends (R$ 0.80 per share of the Company)	22.g	—	—	—	—	—	—	—	—	(436,842)	—	—	(436,842)	—	(436,842)
Proposed dividends (R$ 0.80 per share of the Company)	22.g	—	—	—	—	—	—	—	—	(434,467)	—	157,162	(277,305)	—	(277,305)
Retention of profits	22.e; 22.g	—	—	—	—	556,984	—	—	—	(556,984)	—	—	—	—	—

Balance as of December, 31 2015		3,838,686	546,607	5,590	472,350	1,996,583	1,333,066	18,953	66,925	—	(490,881)	157,162	7,945,041	29,088	7,974,129

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows—Indirect Method

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais)

	Note	2015	2014	2013
Cash flows from operating activities
Net income for the year		1,512,972	1,251,213	1,228,713
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of joint ventures and associates	11	10,884	16,489	4,993
Depreciation and amortization	12;13	1,002,647	887,827	778,937
PIS and COFINS credits on depreciation	12;13	12,146	12,667	12,368
Asset retirement obligation	19	(3,949)	(4,026)	(5,435)
Interest, monetary, and foreign exchange rate variations		1,582,579	964,788	612,095
Deferred income and social contribution taxes	9.b	14,813	21,745	90,996
Gain on disposal of property, plant and equipment and intangibles	25	(27,276)	(36,978)	(40,280)
Others		13,313	3,924	(172)
Dividends received from subsidiaries and joint-ventures		3,417	2,039	4,319

(Increase) decrease in current assets
Trade receivables	5	(615,381)	(212,325)	(8,357)
Inventories	6	(615,390)	(184,339)	(298,930)
Recoverable taxes	7	(60,141)	(106,778)	(2,016)
Other receivables		13,555	(8,209)	1,102
Prepaid expenses	10	(14,209)	8,116	(11,366)
Increase (decrease) in current liabilities
Trade payables	15	181,030	192,061	(328,785)
Salaries and related charges	16	109,734	(19,614)	45,128
Taxes payable	17	29,969	19,086	8,649
Income and social contribution taxes		504,495	437,068	350,813
Post-employment benefits	18.b	—	(503)	1,887
Provision for tax, civil, and labor risks	20.a	(18,847)	(5,137)	19,792
Other payables		29,235	(20,972)	36,587
Deferred revenue	21	970	568	(323)
(Increase) decrease in non-current assets
Trade receivables	5	(8,433)	(19,328)	13,031
Recoverable taxes	7	(60,045)	(38,039)	11,705
Escrow deposits		(44,000)	(80,639)	(81,183)
Other receivables		(10,675)	802	2,221
Prepaid expenses	10	(15,437)	461	(18,153)
Increase (decrease) in non-current liabilities
Post-employment benefits	18.b	10,868	9,521	8,283
Provision for tax, civil, and labor risks	20.a	61,388	(11,959)	18,751
Other payables		20,130	(10,814)	(21,839)
Deferred revenue	21	3,327	(1,425)	(719)
Income and social contribution taxes paid		(422,010)	(416,594)	(312,126)

Net cash provided by operating activities		3,201,679	2,650,696	2,120,686

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows—Indirect Method

For the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais)

	Note	2015	2014	2013
Cash flows from investing activities
Financial investments, net of redemptions		573,446	(305,123)	(156,917)
Cash and cash equivalents of acquired subsidiaries	3.a	—	9,123	—
Acquisition of subsidiaries, net		—	—	(6,033)
Acquisition of property, plant, and equipment	12	(803,503)	(705,936)	(661,215)
Acquisition of intangible assets	13	(609,600)	(608,881)	(542,936)
Capital increase in joint ventures	11.b	(41,080)	(28,500)	(24,945)
Capital reduction to associates	11.b	—	—	1,500
Proceeds from disposal of property, plant and equipment and intangibles	25	78,941	99,087	102,646

Net cash used in investing activities		(801,796)	(1,540,230)	(1,287,900)

Cash flows from financing activities
Loans and debentures
Proceeds	14	2,384,589	1,815,562	1,446,024
Repayments	14	(2,824,543)	(925,356)	(760,626)
Interest paid	14	(855,190)	(639,122)	(548,497)
Payments of financial lease	14.i	(5,174)	(5,545)	(4,348)
Dividends paid		(831,654)	(783,021)	(711,410)
Acquisition of non-controlling interests of subsidiaries		(9)	(106)	—
Acquisition of own shares to hold in treasury		(388,718)	—	—
Share issue costs	22.c	—	(2,260)	—
Related parties		—	500	—

Net cash used in financing activities		(2,520,699)	(539,348)	(578,857)

Effect of exchange rate changes on cash and cash equivalents in foreign currency		(3,660)	(19,818)	1,026

Increase (decrease) in cash and cash equivalents		(124,476)	551,300	254,955

Cash and cash equivalents at the beginning of the year	4	2,827,369	2,276,069	2,021,114
Cash and cash equivalents at the end of the year	4	2,702,893	2,827,369	2,276,069
Additional information—transactions that do not affect cash and cash equivalents:
Extrafarma acquisition – capital increase and subscription warrants	3.a	—	719,926	—
Extrafarma acquisition – gross debt assumed on the closing date	3.a	—	207,911	—

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

The Company engages in the investment of its own capital in services, commercial, and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas—LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”), and, as from January 31, 2014, retail distribution of pharmaceutical, hygiene, beauty, and skincare products, through Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”) – see Note 3.a. For further information about segments see Note 29.

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

Revenue from sales of fuels and lubricants is recognized when the products are delivered to gas stations and to large consumers. Revenue from sales of LPG is recognized when the products are delivered to customers at home, to independent dealers and to industrial and commercial customers. Revenue from sales of pharmaceuticals is recognized when the products are delivered to end user customers in own drugstores and when the products are delivered to independent resellers. Revenue from sales of chemical products is recognized when the products are delivered to industrial customers, depending of the freight mode of delivery. The revenue provided from storage services is recognized as services are performed.

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Financial Assets

In accordance with International Accounting Standards (“IAS”) 32, IAS 39, and IFRS 7, the financial assets of the Company and its subsidiaries are classified in accordance with the following categories:

•	Measured at fair value through profit or loss: financial assets held for trading, that is, acquired or incurred principally for the purpose of selling or repurchasing in the near term, and derivatives. The balances are stated at fair value. The interest earned, the exchange variation, and changes in fair value are recognized in profit or loss.

•	Held to maturity: non-derivative financial assets with fixed or determinable payments, and fixed maturities for which the entity has the positive intention and ability to hold to maturity. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method.

•	Available for sale: non-derivative financial assets that are designated as available for sale or that are not classified into other categories at initial recognition. The balances are stated at fair value, and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and acquisition cost plus the interest earned are recognized in other comprehensive income in the “Valuation adjustments”. Accumulated gains and losses recognized in shareholders’ equity are reclassified to profit or loss in case of prepayment.

•	Loans and receivables: non-derivative financial assets with fixed or determinable payments or receipts, not quoted in an active market, except: (i) those which the entity intends to sell immediately or in the near term and which the entity classified as measured at fair value through profit or loss; (ii) those classified as available for sale; or (iii) those for which the Company may not recover substantially all of its initial investment for reasons other than credit deterioration. The interest earned and the foreign currency exchange variation are recognized in profit or loss. The balances are stated at acquisition cost plus interest, using the effective interest rate method. Loans and receivables include cash and banks, trade receivables, dividends receivable, and other trade receivables.

The Company and its subsidiaries use derivative financial instruments for hedging purposes, applying the concepts described below:

•	Hedge accounting—fair value hedge: derivative financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s profit or loss. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

•	Hedge accounting—cash flow hedge: derivative financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction that may affect the income statements. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Valuation adjustments” while the ineffective portion is recognized in profit or loss. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall be recognized in profit or loss in the period in which the hedged item is recognized in profit or loss or as initial cost of non- financial assets, in the same line of the statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the Company cancels the hedging relationship; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in other comprehensive income in equity are reclassified to profit or loss in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in other comprehensive income in equity shall be recognized immediately in profit or loss.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

•	Hedge accounting—hedge of net investments in foreign operation: derivative financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as cumulative translation adjustments, while the ineffective portion and the operating costs are recognized in profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in income upon disposal of the foreign operation.

For further detail on financial instruments of the Company and its subsidiaries, see Notes 4, 14, and 30.

d.	Trade Receivables

Trade receivables are recognized at the amount invoiced, adjusted to present value if applicable, and includes all direct taxes attributable to the Company and its subsidiaries. An allowance for doubtful accounts is recorded based on estimated losses and is set at an amount deemed by management to be sufficient to cover any probable loss on realization of trade receivables (see Notes 5 and 30—Customer Credit Risk).

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

Investments in associates and joint ventures are accounted for under the equity method of accounting in the individual and consolidated financial statements (see Note 11).

An associate is an investment, in which an investor has significant influence, that is, has the power to participate in the financial and operating decisions of the investee but does not exercise control.

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

Property, plant, and equipment is recognized at acquisition or construction cost, including financial charges incurred on property, plant, and equipment under construction, as well as maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission, or to restore assets (see Notes 2.m and 19).

Depreciation is calculated using the straight-line method, over the periods mentioned in Note 12, taking into account the estimated useful lives of the assets, which are reviewed annually.

Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

h.	Leases

•	Finance Leases

Certain lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the Company and its subsidiaries. These contracts are characterized as finance leases, and assets thereunder are capitalized at lease commencement at their fair value or, if lower, present value of the minimum lease payments under the contracts. The items recognized as assets are depreciated and amortized using the lower of the straight-line method over the lower of the useful lives applicable to each group of assets or the contract terms, as mentioned in Notes 12 and 13. Financial charges under the finance lease contracts are allocated to profit or loss over the lease contract term, based on the amortized cost and the effective interest rate method of the related lease obligation (see Note 14.i).

•	Operating Leases

There are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where there is no purchase option, or the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as cost or expense in the income statement on a straight-line basis over the term of the lease contract (see Note 31.c).

i.	Intangible Assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the criteria below (see Note 13):

•	Goodwill is carried net of accumulated amortization as of December 31, 2008, when it ceased to be amortized. Goodwill generated since January 1, 2009 is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity, and is tested annually for impairment. Goodwill is allocated to the business segments, which represent the lowest level that goodwill is monitored by the Company for impairment testing purposes.

•	Bonus disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as distribution rights when paid and amortized using the straight-line method according to the term of the agreement.

•	Other intangible assets acquired from third parties, such as software, technology, and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, over the periods mentioned in Note 13, taking into account their useful life, which is reviewed annually.

The Company and its subsidiaries have not recognized intangible assets that were generated internally. The Company and its subsidiaries have goodwill and brands acquired in business combinations, which are evaluated as intangible assets with indefinite useful life (see Note 13 items i and vi).

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

The Company and its subsidiaries’ financial liabilities include trade payables and other payables, loans, debentures, finance leases and derivative financial instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortized cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments, subscription warrants, and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – Fair Value Hedge). The financial liabilities at amortized cost are stated at the initial transaction amount plus related charges and transaction costs, net of amortization. The charges are recognized in profit or loss using the effective interest rate method.

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt, are allocated to the instrument and amortized to profit or loss over its term, using the effective interest rate method (see Note 14.j). Transaction costs incurred and directly attributable to the issue of shares or other equity instruments are recognized in equity and are not amortized.

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

m.	Provision for Asset Retirement Obligation – Fuel Tanks

The Company and its subsidiaries have the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when the tanks are installed. The estimated cost is recognized in property, plant, and equipment and depreciated over the respective useful lives of the tanks. The amounts recognized as a liability are monetarily restated using the National Consumer Price Index—IPCA until the respective tank is removed (see Note 19). An increase in the estimated cost of the obligation to remove the tanks could result in negative impact in future results. The estimated removal cost is reviewed and updated annually or when there is significant change in its amount and change in the estimated costs are recognized in income when they become known.

n.	Provisions for Tax, Civil, and Labor Risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on the evaluation of the outcomes of the legal proceedings (see Note 20 items a,b).

o.	Post-Employment Benefits

Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary, using the projected unit credit method (see Note 18.b). The actuarial gains and losses are recognized in cumulative other comprehensive income in the “Valuation adjustments” and presented in the statement of shareholders’ equity. Past service cost is recognized in the income statement.

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

r.	Basis for Translation of Financial Statements of Foreign Subsidiaries

Assets and liabilities of the foreign subsidiaries, denominated in currencies other than that of the Company (functional currency: Brazilian Real), which have administrative autonomy, are translated using the exchange rate at the end of the reporting period. Revenues and expenses are translated using the average exchange rate of each year and shareholders’ equity is translated at the historic exchange rate of each transaction affecting shareholders’ equity. Gains and losses resulting from changes in these foreign investments are directly recognized in shareholders’ equity in cumulative other comprehensive income in the “cumulative translation adjustments” and will be recognized in profit or loss if these investments are disposed of. The balance in cumulative other comprehensive income and presented in the shareholders’ equity as cumulative translation adjustments, net of the exchange rate effect of hedge of net investments, in 2015 was a gain of R$ 66,925 (gain of R$ 43,192 in 2014).

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

According to IAS 29, Venezuela is classified as a hyperinflationary economy. As a result, the financial information of Oxiteno Andina, C.A. (“Oxiteno Andina”) was adjusted by the Venezuelan Consumer Price Index.

On February 10, 2015, the Venezuelan Central Bank issued Foreign Exchange Regulation No. 33 altering the Venezuelan foreign exchange markets and regulating the legally recognized types of exchange rates:

a)	Oficial: Bolivar (“VEF”) is traded at an exchange rate of 6.30 VEF/US$. This rate is applied to importation of essential goods (medicines and food) channeled through CENCOEX—Centro Nacional de Comercio Exterior en Venezuela;

b)	SICAD—Sistema Complementario de Administración de Divisas: Bolivar is traded at exchange rate of 13.50 VEF/US$, last quotation of September 1, 2015. In accordance with the Foreign Exchange Regulation No. 25, only some transactions are allowed to be exchanged using this rate, for example, imports of goods, payment of dividends, among other transactions.

c)	SICAD-II—this foreign exchange market was eliminated with Foreign Exchange Regulation No. 33. The last quotation was 52.1013 VEF/US$; and

d)	SIMADI—Sistema Marginal de Divisas: Bolivar is traded at variable exchange rate of approximately 199 VEF/US$ on December 31, 2015. This rate is applied through the bank market, retail market and securities market.

Due to the political and economic situation in Venezuela, the Company’s management reassessed the exchange rate used in the translation of financial statements and changed, on December 31, 2015, the rate from SICAD to SIMADI, due to the fact that currently this exchange rate is the one that most closely matches the best expression of the Venezuelan economy. Thus, on December 31, 2015, the amounts in Bolivar have been translated to the U.S. dollar at the exchange rate of SIMAD and subsequently translated into Brazilian Reais using the official exchange rate published by the Central Bank of Brazil.

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered an extension of the activities of their parent company and are translated using the exchange rate at the end of the reporting period. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income or loss. The gain recognized in income in 2015 amounted to R$ 6,243 (R$ 2,906 gain in 2014 and R$ 4,845 gain in 2013).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

s.	Use of Estimates, Assumptions and Judgments

The preparation of the financial statements requires the use of estimates, assumptions, and judgments for the accounting of certain assets, liabilities, and income. Therefore, the Company’s and subsidiaries’ management use the best information available at the time of preparation of the financial statements, as well as the experience of past and current events, also considering assumptions regarding future events. The financial statements therefore include estimates, assumptions, and judgments related mainly to determining the fair value of financial instruments (Notes 2.c, 2.k, 4, 14 and 30), the determination of the allowance for doubtful accounts (Notes 2.d, 5 and 30), the determination of provisions for losses of inventories (Notes 2.e and 6), the determination of deferred income taxes amounts (Notes 2.l and 9), the determination of control in subsidiaries (Notes 2.r and 3), the determination of joint control in joint venture (Notes 2.f and 11.a), the determination of significant influence in associates (Notes 2.f and 11.b), the determination of exchange rate used to translation of Oxiteno Andina’ financial statements (Notes 2.r), the useful lives of property, plant, and equipment (Notes 2.g and 12), the useful lives of intangible assets, and the determination of the recoverable amount of goodwill (Notes 2.i and 13), provisions for assets retirement obligations (Notes 2.m and 19), provisions for tax, civil, and labor risks (Notes 2.n and 20 items a,b), estimates for the preparation of actuarial reports (Notes 2.o and 18.b) and the determination of fair value of subscription warrants – indemnification (Notes 3.a and 30). The actual result of the transactions and information may differ from their estimates.

t.	Impairment of Assets

The Company and its subsidiaries review, at least annually, the existence of any indication that an asset may be impaired. If there is an indication, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash flow from continuous use and that are largely independent of cash flows of other assets (cash generating units -“CGU”). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

The fair value less costs of disposal is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

To assess the value in use, the Company and its subsidiaries consider the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, an impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

No impairment was recognized in the years presented (see Note 13.i).

u.	Adjustment to Present Value

Some of the Company’s subsidiaries recognized a present value adjustment to Tax on Goods and Services (“ICMS”, the Brazilian VAT) credit balances related to property, plant, and equipment (CIAP). Because recovery of these credits occurs over a 48 month period, the present value adjustment reflects, in the financial statements, the time value of the ICMS credits to be recovered. The balance of these adjustment to present value totaled R$ 109 in 2015 (R$ 279 in 2014).

The Company and its subsidiaries reviewed all items classified as non-current and, when relevant, current assets and liabilities, and did not identify the need to recognize other present value adjustments.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

v.	Business Combination

A business combination is accounted applying the acquisition method. The cost of the acquisition is measured based on the consideration transferred and to be transferred, measured at fair value at the acquisition date. In a business combination, the assets acquired and liabilities assumed are measured in order to classify and allocate them accordingly to the contractual terms, economic circumstances and relevant conditions on the acquisition date. The non-controlling interest in the acquired is measured at fair value or based on its interest in identifiable net assets acquired. Goodwill is measured as the excess of the consideration transferred and to be transferred over the fair value of net assets acquired (identifiable assets and liabilities assumed, net). After the initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing purposes, goodwill is allocated to the Company’s operating segments. When the cost of the acquisition is lower than the fair value of net assets acquired, a gain is recognized directly in the income statement. Costs related to the acquisition are recorded in the income statement when incurred.

w.	Statements of Cash Flows

The Company and its subsidiaries prepared its individual and consolidated statements of cash flows in accordance with IAS 7—Cash Flow Statement. The Company and its subsidiaries present the interest paid on loans and debentures in financing activities.

x.	Adoption of the Pronouncements Issued by IFRS

The following standards, amendments, and interpretations to IFRS were issued by the IASB but are not yet effective and were not adopted as of December 31, 2015:

Effective date
• IFRS 9: Financial instrument classification and measurement: includes new requirements for the classification and measurement of financial assets and liabilities, derecognition requirements, new impairment methodology for financial instruments, and new hedge accounting guidance.	2018
• IFRS 15—Revenue from contracts with customers: establish the principles of nature, amount, timing and uncertainty of revenue and cash flow arising from a contract with a customer.	2018
• IFRS 16—Lease: requires lessees record, in the financial statements, a liability reflecting future payments of a lease and the right to use an asset for the lease contracts, except for certain short-term leases and low asset value contracts. The criteria for recognition and measurement of leases in the financial statements of lessors are substantially maintained.	2019

The Company is assessing the potential effects of these standards.

y.	Authorization for Issuance of the Financial Statements

These financial statements were authorized for issue by the Board of Officers on April 29, 2016.

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The consolidated financial statements include the following direct and indirect subsidiaries:

			% interest in the share
			12/31//2015		12/31/2014
			Control		Control
	Location	Segment	Direct control	Indirect control	Direct control	Indirect control
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	100	—	100	—
am/pm Comestíveis Ltda.	Brazil	Ipiranga	—	100	—	100
Centro de Conveniências Millennium Ltda.	Brazil	Ipiranga	—	100	—	100
Icorban—Correspondente Bancário Ltda. (*)	Brazil	Ipiranga	—	100	—	100
Ipiranga Trading Limited	Virgin Islands	Ipiranga	—	100	—	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	—	100	—	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	—	100	—	100
Companhia Ultragaz S.A.	Brazil	Ultragaz	—	99	—	99
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	—	100	—	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	—	57	—	57
LPG International Inc.	Cayman Islands	Ultragaz	—	100	—	100
Imaven Imóveis Ltda.	Brazil	Others	—	100	—	100
Isa-Sul Administração e Participações Ltda. (b)	Brazil	Ipiranga	—	—	99	1
Imifarma Produtos Farmacêuticos e Cosméticos S.A. (b)	Brazil	Extrafarma	—	100	—	100
Oxiteno S.A. Indústria e Comércio	Brazil	Oxiteno	100	—	100	—
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	Oxiteno	—	99	—	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	Oxiteno	—	100	—	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	Oxiteno	—	100	—	100
Oxiteno Uruguay S.A.	Uruguay	Oxiteno	—	100	—	100
Barrington S.L.	Spain	Oxiteno	—	100	—	100
Oxiteno México S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno USA LLC	United States	Oxiteno	—	100	—	100
Global Petroleum Products Trading Corp.	Virgin Islands	Oxiteno	—	100	—	100
Oxiteno Overseas Corp.	Virgin Islands	Oxiteno	—	100	—	100
Oxiteno Andina, C.A.	Venezuela	Oxiteno	—	100	—	100
Oxiteno Europe SPRL	Belgium	Oxiteno	—	100	—	100
Oxiteno Colombia S.A.S	Colombia	Oxiteno	—	100	—	100
Oxiteno Shanghai Trading LTD.	China	Oxiteno	—	100	—	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	Oxiteno	—	100	—	100
Ultracargo—Operações Logísticas e Participações Ltda.	Brazil	Ultracargo	100	—	100	—
Terminal Químico de Aratu S.A. – Tequimar	Brazil	Ultracargo	—	99	—	99
SERMA—Ass. dos usuários equip. proc. de dados	Brazil	Others	—	100	—	100

(*)	In October 2015, the name of Conveniências Ipiranga Norte Ltda. was changed to Icorban—Correspondente Bancário Ltda.

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

a) Business Combination – Acquisition of Extrafarma

On January 31, 2014, Extrafarma became a wholly-owned subsidiary of Ultrapar, through the merger of the total shares issued by Extrafarma. As a result, 12,021,100 new ordinary, nominative, book-entry shares with no par value of the Company were issued, totaling an increase in equity in the amount of R$ 640,725. The Company also issued subscription warrants – working capital of up to 801,409 shares, equivalent to R$ 42,138. On December 31, 2014, the Company determined that it had a receivable in the amount of R$ 12,222 due to the adjustment of working capital, recognizing in “Other receivables” in current assets. In 2015, the final agreement of working capital and net debt was formalized in the amount of R$ 26,006, and the Company recognized a revenue of R$ 13,784 in “other operating income” (see Note 26). In addition, 7 subscription warrants – indemnification were issued, corresponding to up to 3,205,622 shares. The shares of the subscription warrants – indemnification may be exercised from 2020 onwards and are adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. The subscription warrants – indemnification’s fair value is measured based on the share price of Ultrapar (UGPA3) and is reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends until that date. As of December 31, 2015, the subscription warrants – indemnification were represented by 2,011,766 shares and amounted R$ 112,233 (in 2014 were represented by 2,002,773 and totaled R$ 92,072). This transaction did not affect the Company’s cash flow.

The purchase price is presented below:

Increase in share capital	141,913
Capital surplus on subscription of shares	498,812
Receivables—working capital adjustments	(12,222)
Subscription warrants—indemnification	91,423

Purchase price	719,926

The purchase price in the amount of R$ 719,926 was allocated among the identified assets acquired and liabilities assumed, measured at fair value. The goodwill of R$ 661,553 is substantiated related to the Company’s entry into the pharmaceutical retail and wholesale markets in Brazil and by Extrafarma bringing a significant initial scale, an excellent network of drugstores as a starting point and specific knowledge and expertise of the market sector. The deductible tax basis of goodwill is R$ 780,239. During the process of identification of assets and liabilities, intangible assets which were not previously recognized in the acquired entity’s books were also taken into account, as shown below:

	Amount	Useful life	Amortization method
Brand—Extrafarma	72,523	Indefinite	—
Loyalty program—Clube Extrafarma	31,953	4 years	Straight line
Customer relationship—wholesale	17,346	10 years	Straight line
Other	517	By contract	Straight line

Total	122,339

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the fair value of assets acquired and liabilities assumed as of the acquisition date:

Current assets		Current liabilities
Cash and cash equivalents	9,123	Loans(1)	179,818
Trade receivables	65,104	Trade payables	118,769
Inventories	154,937	Salaries and related charges	16,539
Recoverable taxes	12,385	Income and social contribution taxes payable	3,150
Other	5,109	Deferred revenue	5,152

	246,658	Other	6,316

			329,744
Non-current assets		Non-current liabilities
Property, plant, and equipment	48,838	Loans(1)	28,093
Intangible assets	135,636	Provision for tax, civil and labor risks	65,517
Deferred income and social contribution taxes	56,408	Other	7,097

Escrow deposits	1,284		100,707
Goodwill	661,553

	903,719	Total liabilities assumed	430,451

Total assets acquired and goodwill	1,150,377	Purchase price	719,926

(1)	The gross debt assumed on the closing date amounted to R$ 207,911.

The acquisition costs related to lawyers and consultants were recognized as administrative expenses and represent approximately 2% of the transaction amount. Additionally, the Company recognized in shareholders’ equity, reducing the capital reserve, the amount of R$ 2,260 of expenses with lawyers and external audit related to transaction costs for the issuance of shares to the shareholders of Extrafarma.

The following summary presents the Company’s consolidated information for 2014, as if the acquisition had been completed at the beginning of that year. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, neither is an indicative of future operating results:

2014
Net revenue from sales and services	67,824,629
Operating income	2,287,695
Net income for the year	1,248,369
Earnings per share basic—whole R$ (see Note 28)	2.2701
Earnings per share diluted—whole R$ (see Note 28)	2.2540

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b)	Statutory reorganization

On December 10, 2014, the Company and the wholly-subsidiary Ipiranga Produtos de Petróleo S.A. (“IPP”), approved a capital increase in Isa-Sul Administração e Participações Ltda. (“Isa-Sul”), in the amount of R$ 995,696 with the issuance of 995,696,000 new shares. All shares were subscribed and paid up with ordinary shares of Extrafarma held by the Company. After this reorganization, the Company became the direct parent company of Isa-Sul and Isa-Sul became the parent company of Extrafarma.

On October 31, 2015, the Company increased the capital of IPP in the amount of R$ 986,886 with the capital contribution of 995,696,017 shares issued by Isa-Sul. After this step, Isa-Sul became a direct subsidiary of IPP and Extrafarma became an indirect subsidiary of IPP. On December 1, 2015, Isa-Sul was merged by its subsidiary Extrafarma with equity fully incorporated at book-value. After this reorganization, the Extrafarma became the subsidiary of IPP and Isa-Sul was extinguished.

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

The financial assets were classified in Note 30, according to their characteristics and intention of the Company and its subsidiaries.

The balance of cash, cash equivalents and financial investments amounted to R$ 3,973,162 in 2015 (R$ 4,400,122 in 2014) and are distributed as follows:

•	Cash and Cash Equivalents

Cash and cash equivalents are considered: (i) cash and bank deposits, and (ii) highly-liquid short-term investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value.

	2015	2014
Cash and bank deposits
In local currency	92,160	47,426
In foreign currency	99,856	85,870
Financial investments considered cash equivalents
In local currency
Fixed-income securities	2,497,903	2,690,638
In foreign currency
Fixed-income securities	12,974	3,435

Total cash and cash equivalents	2,702,893	2,827,369

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

•	Financial Investments

The financial investments of the Company and its subsidiaries, which are not classified as cash and cash equivalents, are distributed as follows:

	2015	2014
Financial investments
In local currency
Fixed-income securities and funds	801,587	902,683
In foreign currency
Fixed-income securities and funds	35,013	505,574
Currency and interest rate hedging instruments (a)	433,669	164,496

Total financial investments	1,270,269	1,572,753

Current	803,304	1,441,813

Non-current	466,965	130,940

(a)	Accumulated gains, net of income tax (see Note 30).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

5.	Trade Receivables

The composition of trade receivables is as follows:

	2015	2014
Domestic customers	2,971,019	2,424,756
Reseller financing—Ipiranga	350,119	310,062
Foreign customers	199,081	191,533
(-) Allowance for doubtful accounts	(200,816)	(178,444)

Total	3,319,403	2,747,907

Current	3,167,164	2,604,101

Non-current	152,239	143,806

Reseller financing is provided for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market.

The breakdown of trade receivables, gross of allowance for doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
2015	3,520,219	3,080,681	113,136	22,834	13,473	30,411	259,684
2014	2,926,351	2,515,782	128,778	25,479	12,457	23,542	220,313

Movements in the allowance for doubtful accounts are as follows:

Balance in 2012	128,816
Additions	31,745
Write-offs	(13,481)

Balance in 2013	147,080
Initial balance of Extrafarma (January 31, 2014)	6,964
Additions	26,864
Write-offs	(2,464)

Balance in 2014	178,444
Additions	44,380
Write-offs	(22,008)

Balance in 2015	200,816

For further information about allowance for doubtful accounts see Note 30 – Customer credit risk.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

6.	Inventories

The composition of inventories is as follows:

	2015			2014
	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance
Finished goods	400,994	(7,649)	393,345	345,255	(7,849)	337,406
Work in process	1,723	—	1,723	986	—	986
Raw materials	257,700	(1,026)	256,674	193,726	(2,661)	191,065
Liquefied petroleum gas (LPG)	58,875	(5,761)	53,114	41,616	(5,761)	35,855
Fuels, lubricants, and greases	1,205,598	(729)	1,204,869	907,466	(619)	906,847
Consumable materials and other items for resale	103,013	(9,259)	93,754	81,662	(3,594)	78,068
Pharmaceutical, hygiene, and beauty products	303,603	(9,568)	294,035	272,864	(25,841)	247,023
Advances to suppliers	171,726	—	171,726	103,124	—	103,124
Properties for resale	25,997	—	25,997	24,628	—	24,628

	2,529,229	(33,992)	2,495,237	1,971,327	(46,325)	1,925,002

Movements in the provision for losses are as follows:

Balance in 2012	8,443
Additions to net realizable value adjustment	4,087
Additions to obsolescence and other losses	2,708

Balance in 2013	15,238
Initial balance of Extrafarma (January 31, 2014)	27,689
Additions to net realizable value adjustment	2,637
Additions to obsolescence and other losses	761

Balance in 2014	46,325
Additions to net realizable value adjustment	2,003
Reversals of obsolescence and other losses	(14,336)

Balance in 2015	33,992

The breakdown of provisions for losses related to inventories is shown in the table below:

	2015	2014
Net realizable value adjustment	14,137	12,134
Obsolescence and other losses	19,855	34,191

Total	33,992	46,325

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

7.	Recoverable Taxes

Recoverable taxes are substantially represented by credits of State VAT (ICMS), Contribution for Social Security Financing (COFINS), Social Integration Program (PIS), Income Tax (IRPJ), and Social Contribution (CSLL).

	2015	2014
IRPJ and CSLL	197,890	182,602
ICMS	350,325	296,747
Provision for ICMS losses (1)	(64,891)	(67,657)
PIS and COFINS	248,254	207,694
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno Andina and Oxiteno Uruguay	22,791	40,035
Excise tax—IPI	4,542	4,157
Others	5,316	5,288

Total	764,227	668,866

Current	628,778	593,462

Non-current	135,449	75,404

(1)	The provision for ICMS losses relates to tax credits that the subsidiaries believe will not be utilized or offset in the future, based on its estimative, and its movements are as follows:

Balance in 2012	61,717
Write-offs, additions and reversals, net	3,463

Balance in 2013	65,180
Initial balance of Extrafarma (January 31, 2014)	20,888
Write-offs, additions and reversals, net	(18,411)

Balance in 2014	67,657
Write-offs, additions and reversals, net	(2,766)

Balance in 2015	64,891

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

8.	Related Parties

a.	Related Parties

Balances and transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in this note. The balances and transactions between the Company and its subsidiaries with other related parties are disclosed below:

	Loans		Commercial transactions
	Assets	Liabilities	Receivables(1)	Payables(1)
Oxicap Indústria de Gases Ltda.	—	—	—	1,506
Química da Bahia Indústria e Comércio S.A.	—	3,046	—	—
ConectCar Soluções de Mobilidade Eletrônica S.A.	—	—	12,553	6,562
Refinaria de Petróleo Riograndense S.A.	—	—	—	23,784
Others	490	1,326	—	—

Total in 2015	490	4,372	12,553	31,852

	Loans/AFAC			Commercial transactions
	Assets		Liabilities	Receivables(1)	Payables(1)
Oxicap Indústria de Gases Ltda.	10,368	(2)	—	—	1,061
Química da Bahia Indústria e Comércio S.A.	—		3,046	—	—
ConectCar Soluções de Mobilidade Eletrônica S.A.	—		—	10,499	1,494
Others	490		1,326	—	—

Total in 2014	10,858		4,372	10,499	2,555

(1)	Included in “trade receivables” and “trade payables,” respectively.
(2)	On January 28, 2015, the subsidiary Oxiteno S.A. Indústria e Comércio (“Oxiteno S.A.”) capitalized this Advance for Future Capital Increase – “AFAC” (see Note 11.b).

	Commercial transactions
	Sales and services	Purchases
Oxicap Indústria de Gases Ltda.	6	12,353
Refinaria de Petróleo Riograndense S.A.	—	615,014
ConectCar Soluções de Mobilidade Eletrônica S.A.	18,205	—

Total in 2015	18,211	627,367

	Commercial transactions
	Sales and services	Purchases
Oxicap Indústria de Gases Ltda.	6	12,725
Refinaria de Petróleo Riograndense S.A.	—	59,162
ConectCar Soluções de Mobilidade Eletrônica S.A.	18,887	—

Total in 2014	18,893	71,887

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

b.	Key executives

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintaining a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility, and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance, and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. In addition, the chief executive officer is entitled to additional long term variable compensation relating to the Company’s shares’ performance between 2013 and 2018, reflecting the target of more than doubling the share value of the Company in 5 years. Further details about the Deferred Stock Plan are contained in Note 8.c) and about post-employment benefits in Note 18.b).

The Company and its subsidiaries recognized expenses for compensation of its key executives (Company’s directors and executive officers) as shown below:

	2015	2014	2013
Short-term compensation	37,759	30,187	28,041
Stock compensation	6,126	5,462	3,642
Post-employment benefits	2,936	3,660	2,599
Long-term compensation	2,302	1,684	—

Total	49,123	40,993	34,282

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Deferred Stock Plan

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

The table below summarizes shares granted to the Company and its subsidiaries’ management:

Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
December 9, 2014	590,000	2019 to 2021	50.64	41,210	(7,583)	33,627
March 5, 2014	83,400	2019 to 2021	52.15	5,999	(1,868)	4,131
February 3, 2014	150,000	2018 to 2020	55.36	11,454	(4,513)	6,941
November 7, 2012	320,000	2017 to 2019	42.90	19,098	(10,347)	8,751
December 14, 2011	120,000	2016 to 2018	31.85	5,272	(3,656)	1,616
November 10, 2010	173,336	2015 to 2017	26.78	9,602	(8,319)	1,283
December 16, 2009	83,328	2014 to 2016	20.75	7,155	(6,843)	312
October 8, 2008	—	2013 to 2015	9.99	8,090	(8,090)	—
November 9, 2006	207,200	2016	11.62	3,322	(3,045)	277
December 14, 2005	—	2015	8.21	1,060	(1,060)	—

	1,727,264			112,262	(55,324)	56,938

In 2015, the amortization in the amount of R$ 16,935 (R$ 12,289 in 2014 and R$ 9,729 in 2013) was recognized as a general and administrative expense.

The table below summarizes the changes of number of shares granted:

Balance in 2013	1,886,028
Shares granted on February 3, 2014	150,000
Shares granted on March 5, 2014	83,400
Shares granted on December 9, 2014	590,000
Shares vested and transferred	(496,564)

Balance in 2014	2,212,864
Shares vested and transferred	(455,600)
Cancellation of granted shares due to termination of executive employment	(30,000)

Balance in 2015	1,727,264

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

9.	Income and Social Contribution Taxes

a. Deferred Income and Social Contribution Taxes

The Company and its subsidiaries recognize deferred tax assets and liabilities which are not subject to the statute of limitations, resulting from tax loss carryforwards, temporary differences, negative tax bases and revaluation of property, plant, and equipment, among others. Deferred tax assets are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	2015	2014
Assets—Deferred income and social contribution taxes on:
Provision for impairment of assets	41,428	55,527
Provisions for tax, civil, and labor risks	140,707	128,365
Provision for post-employment benefits	42,297	40,729
Provision for differences between cash and accrual basis	989	457
Goodwill	33,894	48,162
Business combination – fiscal basis vs. accounting basis of goodwill	72,691	68,458
Provision for asset retirement obligation	22,418	21,116
Other provisions	145,336	59,802
Tax losses and negative basis for social contribution carryforwards (d)	59,233	39,957

Total	558,993	462,573

Liabilities—Deferred income and social contribution taxes on:
Revaluation of property, plant, and equipment	2,887	3,009
Lease	4,426	4,948
Provision for differences between cash and accrual basis	184,951	77,266
Provision for goodwill/negative goodwill	17,794	11,183
Business combination – fair value of assets	47,110	49,181
Temporary differences of foreign subsidiaries	2,855	5,097
Other provisions	5,981	2,163

Total	266,004	152,847

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	2015	2014	2013
Initial balance	309,726	274,633	384,407
Deferred IRPJ and CSLL recognized in income of the year	(14,813)	(21,745)	(90,996)
Deferred IRPJ and CSLL recognized in comprehensive income of the year	(2,250)	(863)	(9,304)
Deferred IRPJ and CSLL recognized in business combinations	—	56,408	(8,365)
Others	326	1,293	(1,109)

Final balance	292,989	309,726	274,633

The estimated recovery of deferred tax assets relating to IRPJ and CSLL is stated as follows:

Up to 1 year	195,705
From 1 to 2 years	88,552
From 2 to 3 years	44,149
From 3 to 5 years	69,225
From 5 to 7 years	111,256
From 7 to 10 years	50,106

558,993

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b. Reconciliation of Income and Social Contribution Taxes

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	2015	2014	2013
Income before taxes and share of profit (loss) of joint ventures, and associates	2,258,192	1,841,190	1,806,428
Statutory tax rates—%	34	34	34

Income and social contribution taxes at the statutory tax rates	(767,785)	(626,005)	(614,185)

Adjustments to the statutory income and social contribution taxes:
Nondeductible expenses (i)	(70,540)	(26,519)	(24,793)
Nontaxable revenues (ii)	3,753	2,596	6,569
Adjustment to estimated income (iii)	12,926	13,638	6,050
Interest on equity (iv)	—	—	(218)
Other adjustments	4,874	(603)	1,100

Income and social contribution taxes before tax incentives	(816,772)	(636,893)	(625,477)

Tax incentives—SUDENE	82,436	63,405	52,755

Income and social contribution taxes in the income statement	(734,336)	(573,488)	(572,722)

Current	(801,959)	(615,148)	(534,481)
Deferred	(14,813)	(21,745)	(90,996)
Tax incentives—SUDENE	82,436	63,405	52,755
Effective IRPJ and CSLL rates—%	32.5	31.1	31.7

(i)	Nondeductible expenses consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, negative effects of foreign subsidiaries and certain provisions;
(ii)	Nontaxable revenues consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes and the reversal of certain provisions;
(iii)	Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 78 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution taxes are calculated on a basis equal to 32% of operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries.
(iv)	Interest on equity is an option provided by Brazilian corporate law which permits the distribution of profits to shareholders, calculated based on the long-term interest rate (“TJLP”), which does not affect the income statement, but is deductible for purposes of IRPJ and CSLL.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Tax Incentives—SUDENE

The following subsidiaries are entitled to federal tax benefits providing for IRPJ reduction under the program for development of northeastern Brazil operated by the Superintendency for the Development of the Northeast (“SUDENE”):

Subsidiary	Units	Incentive—%	Expiration
Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2016
Bahiana Distribuidora de Gás Ltda.	Caucaia base(1)	75	2012
	Mataripe base(2)	75	2024
	Aracaju base	75	2017
	Suape base	75	2018
Terminal Químico de Aratu S.A.—Tequimar	Suape terminal	75	2020
	Aratu terminal	75	2022
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Camaçari plant	75	2021

On December 30, 2014, Terminal Químico de Aratu S.A.—Tequimar (“Tequimar”) filed a request at SUDENE requiring the income tax reduction incentive, due to the implementation of the Itaqui Terminal in São Luis—Maranhão.

(1)	On December 22, 2015, the subsidiary requested SUDENE the extension of the recognition of tax incentives for another 10 years, due to the expansion of the Caucaia base.
(2)	Due to modernization realized in the Mataripe base, SUDENE approved the 75% income tax reduction until 2024 through an appraisal report issued on December 30, 2015. On January 19, 2016, the constitutive benefit appraisal report was forwarded to the Brazilian Federal Revenue Service for approval within a term of 120 days.

d.	Income and Social Contribution Taxes Carryforwards

In 2015, certain subsidiaries of the Company had tax loss carryforwards related to income tax (IRPJ) of R$ 190,359 (R$ 126,624 in 2014) and negative basis of CSLL of R$ 129,368 (R$ 92,232 in 2014), whose compensations are limited to 30% of taxable income in a given tax year, which do not expire. Based on these values, the Company and its subsidiaries recognized deferred income and social contribution tax assets in the amount of R$ 59,233 in 2015 (R$ 39,957 in 2014).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

10.	Prepaid Expenses

	2015	2014
Rents	114,439	99,285
Deferred Stock Plan, net (see Note 8.c)	45,889	61,183
Advertising and publicity	25,195	6,103
Insurance premiums	24,644	20,295
Software maintenance	8,937	6,790
Purchases of meal and transportation tickets	1,757	1,559
Taxes and other prepaid expenses	7,279	3,281

	228,140	198,496

Current	81,476	67,268

Non-current	146,664	131,228

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

11.	Investments

a.	Joint Ventures

The Company holds an interest in Refinaria de Petróleo Riograndense (“RPR”), which is primarily engaged in oil refining.

The subsidiary Ultracargo—Operações Logísticas e Participações Ltda. (“Ultracargo Participações”) holds an interest in União Vopak —Armazéns Gerais Ltda. (“União Vopak”), which is primarily engaged in liquid bulk storage in the port of Paranaguá.

The subsidiary IPP holds an interest in ConectCar, which is primarily engaged in electronic payment of tolls, parking and fuel. ConectCar, formed in November 2012 currently operates in the States of Alagoas, Bahia, Ceará, Espírito Santo, Goiás, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Paraná, Pernambuco, Rio de Janeiro, Rio Grande do Sul, Santa Catarina and São Paulo, and the Distrito Federal.

These investments are accounted for under the equity method of accounting based on their financial statements as of December 31, 2015.

Balances and changes in joint ventures are as follows:

	Movements in investments
	Uniăo Vopak	RPR	ConectCar	Total
Balance in 2012	5,714	19,759	2,736	28,209
Capital increase	—	—	24,945	24,945
Share of profit (loss) of joint ventures	1,302	4,780	(11,962)	(5,880)
Dividends received	(1,100)	(1,788)	—	(2,888)

Balance in 2013	5,916	22,751	15,719	44,386
Capital increase	—	—	28,500	28,500
Valuation adjustments	—	1,375	—	1,375
Share of profit (loss) of joint ventures	181	(50)	(18,747)	(18,616)
Dividends received	(1,137)	—	—	(1,137)

Balance in 2014	4,960	24,076	25,472	54,508
Capital increase	—	—	37,080	37,080
Advance for Future Capital Increase	—	—	4,000	4,000
Valuation adjustments	—	1,535	—	1,535
Share of profit (loss) of joint ventures	699	8,248	(23,234)	(14,287)
Dividends received	(1,114)	(2,345)	—	(3,459)

Balance in 2015	4,545	31,514	43,318	79,377

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the full amounts of balance sheets and income statements of joint ventures:

	2015
	Uniăo Vopak	RPR	ConectCar
Current assets	3,360	234,094	59,599
Non-current assets	7,300	114,123	85,195
Current liabilities	1,570	176,134	62,158
Non-current liabilities	—	77,172	—
Shareholders’ equity	9,090	94,911	82,636
Net revenue from sales and services	12,026	974,807	18,410
Costs and operating expenses	(10,198)	(926,392)	(89,431)
Net financial income and income and social contribution taxes	(430)	(20,768)	24,553
Net income (loss)	1,398	27,647	(46,468)
Number of shares or units held	29,995	5,078,888	94,579,500
% of capital held	50	33	50

The percentages in the table above are rounded.

	2014
	Uniăo Vopak	RPR	ConectCar
Current assets	2,762	160,789	38,852
Non-current assets	8,066	102,738	53,236
Current liabilities	908	101,083	41,143
Non-current liabilities	—	89,935	—
Shareholders’ equity	9,920	72,509	50,945
Net revenue from sales and services	10,490	233,308	9,981
Costs and operating expenses	(10,114)	(232,634)	(66,797)
Net financial income and income and social contribution taxes	(14)	(825)	19,323
Net income (loss)	362	(151)	(37,493)
Number of shares or units held	29,995	5,078,888	57,500,000
% of capital held	50	33	50

The percentages in the table above are rounded.

	2013
	Uniăo Vopak	RPR	ConectCar
Current assets	3,814	115,968	26,585
Non-current assets	9,358	98,407	25,301
Current liabilities	1,340	46,973	20,448
Non-current liabilities	—	98,883	—
Shareholders’ equity	11,832	68,519	31,438
Net revenue from sales and services	12,632	200,328	4,146
Costs and operating expenses	(8,954)	(191,860)	(40,319)
Net financial income and income and social contribution taxes	(1,074)	(4,505)	12,248
Net income (loss)	2,604	3,963	(23,925)
Number of shares or units held	29,995	5,078,888	50,000,000
% of capital held	50	33	50

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Associates (Consolidated)

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

The investment of subsidiary Oxiteno S.A. in the associate Oxicap is accounted for under the equity method of accounting based on its financial information as of November 30, 2015, while the other associates are valued based on the financial statements in 2015.

Balances and changes in associates are as follows:

	Movements in investments
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.		Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Total
Balance in 2012	7,014	2,020		3,636	—	12,670
Capital reduction	(1,500)	—		—	—	(1,500)
Share of profit (loss) of associates	764	124		(1)	—	887
Dividends received	(316)	—		—	—	(316)

Balance in 2013	5,962	2,144		3,635	—	11,741
Dividends received	(725)	—		—	—	(725)
Share of profit of associates	975	946		41	165	2,127

Balance in 2014	6,212	3,090		3,676	165	13,143
Capital increase	—	10,368	(1)	—	—	10,368
Dividends received	(1,924)	(3,453)		—	—	(5,377)
Share of profit (loss) of associates	1,455	1,995		8	(55)	3,403

Balance in 2015	5,743	12,000		3,684	110	21,537

(1)	As mentioned in Note 8.a) – Consolidated, in the 1st quarter 2015, Oxiteno realized a capital increase in Oxicap. Thus the interest in the associate has been changed from 25% to 15% approximately.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the full amounts of balance sheets and income statements of associates:

	2015
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	5,175	13,390	73	759	691
Non-current assets	18,773	79,203	10,403	1,681	2,830
Current liabilities	644	8,682	—	403	101
Non-current liabilities	332	4,371	3,109	1,708	1,777
Shareholders’ equity	22,972	79,540	7,367	329	1,643
Net revenue from sales and services	10,628	42,799	—	—	—
Costs, operating expenses, and income	(4,703)	(14,050)	(34)	(172)	1,792
Net financial income and income and social contribution taxes	(7)	(9,973)	49	8	14
Net income (loss) for the year	5,918	18,776	15	(164)	1,806
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33
The percentages in the table above are rounded.

	2014
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	5,832	12,434	103	923	231
Non-current assets	19,978	77,199	10,358	1,682	2,830
Current liabilities	632	2,771	—	403	80
Non-current liabilities	332	74,502	3,109	1,708	3,144
Shareholders’ equity	24,846	12,360	7,352	494	(163)
Net revenue from sales and services	8,525	32,972	—	—	—
Costs, operating expenses, and income	(4,543)	(27,174)	(45)	344	442
Net financial income and income and social contribution taxes	(84)	(2,013)	127	990	(13)
Net income for the period	3,898	3,785	82	1,334	429
Number of shares or units held	20,124,996	156	1,493,120	3,000	1,384,308
% of capital held	25	25	50	33	33

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

12.	Property, Plant, and Equipment

Balances and changes in property, plant, and equipment are as follows:

	Weighted average useful life (years)	Balance in 2014	Additions	Depreciation	Transfer	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance in 2015
Cost:
Land	—	476,107	45,843	—	3,077	(4,947)	4,079	524,159
Buildings	31	1,275,728	14,521	—	86,725	(4,060)	9,689	1,382,603
Leasehold improvements	11	631,342	17,825	—	55,615	(3,599)	—	701,183
Machinery and equipment	13	3,909,475	99,038	—	108,286	(12,300)	(112,660)	3,991,839
Automotive fuel/lubricant distribution equipment and facilities	14	2,096,563	121,746	—	81,386	(17,233)	—	2,282,462
LPG tanks and bottles	12	494,691	83,608	—	2,777	(39,725)	—	541,351
Vehicles	7	244,467	21,883	—	11,358	(18,341)	(591)	258,776
Furniture and utensils	9	156,115	14,198	—	4,888	(440)	(4,066)	170,695
Construction in progress	—	372,974	373,774	—	(337,967)	(2,550)	31,302	437,533
Advances to suppliers	—	19,527	10,685	—	(18,095)	—	8	12,125
Imports in progress	—	59	1,959	—	(817)	—	—	1,201
IT equipment	5	239,930	24,255	—	1,124	(4,810)	186	260,685

		9,916,978	829,335	—	(1,643)	(108,005)	(72,053)	10,564,612

Accumulated depreciation:
Buildings		(565,308)	—	(40,766)	15	1,919	12,309	(591,831)
Leasehold improvements		(313,647)	—	(48,132)	1	2,661	—	(359,117)
Machinery and equipment		(2,158,390)	—	(234,792)	(240)	9,005	143,173	(2,241,244)
Automotive fuel/lubricant distribution equipment and facilities		(1,164,074)	—	(116,010)	—	9,287	—	(1,270,797)
LPG tanks and bottles		(231,001)	—	(34,392)	(136)	16,295	—	(249,234)
Vehicles		(90,004)	—	(15,769)	369	12,126	821	(92,457)
Furniture and utensils		(105,483)	—	(10,050)	—	323	4,951	(110,259)
IT equipment		(189,859)	—	(16,872)	(7)	3,667	(722)	(203,793)

		(4,817,766)	—	(516,783)	2	55,283	160,532	(5,118,732)

Provision for losses:
Advances to suppliers		—	(83)	—	—	—	—	(83)
Land		(197)	—	—	—	—	—	(197)
Leasehold improvements		(462)	—	—	—	2	(199)	(659)
Machinery and equipment		(5,895)	(1,137)	—	—	2,964	(671)	(4,739)
Automotive fuel/lubricant distribution equipment and facilities		—	(1,342)	—	—	36	—	(1,306)
IT equipment		(683)	—	—	—	683	—	—
Furniture and utensils		(4)	(1)	—	—	4	—	(1)

		(7,241)	(2,563)	—	—	3,689	(870)	(6,985)

Net amount		5,091,971	826,772	(516,783)	(1,641)	(49,033)	87,609	5,438,895

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance in 2013	Additions	Depreciation	Transfer	Write- offs and disposals	Opening balance of Extrafarma(1)	Effect of foreign currency exchange rate variation	Balance in 2014
Cost:
Land	—	458,619	6,586	—	16,126	(6,668)	—	1,444	476,107
Buildings	30	1,219,746	8,781	—	53,395	(11,189)	—	4,995	1,275,728
Leasehold improvements	11	549,841	9,104	—	51,047	(1,634)	23,023	(39)	631,342
Machinery and equipment	13	3,745,901	81,454	—	77,810	(6,957)	6,365	4,902	3,909,475
Automotive fuel/lubricant distribution equipment and facilities	14	1,939,720	103,387	—	76,431	(22,975)	—	—	2,096,563
LPG tanks and bottles	12	460,596	85,958	—	—	(51,863)	—	—	494,691
Vehicles	8	213,635	25,207	—	18,642	(18,668)	5,554	97	244,467
Furniture and utensils	9	126,758	13,094	—	2,116	(1,030)	14,923	254	156,115
Construction in progress	—	302,076	328,034	—	(266,699)	(1,150)	6,752	3,961	372,974
Advances to suppliers	—	27,558	26,320	—	(32,100)	(2,251)	—	—	19,527
Imports in progress	—	130	1,723	—	(1,690)	—	—	(104)	59
IT equipment	5	206,286	25,830	—	714	(1,556)	8,683	(27)	239,930

		9,250,866	715,478	—	(4,208)	(125,941)	65,300	15,483	9,916,978

Accumulated depreciation:
Buildings		(533,776)	—	(37,671)	(26)	6,171	—	(6)	(565,308)
Leasehold improvements		(269,598)	—	(40,367)	(280)	1,146	(4,585)	37	(313,647)
Machinery and equipment		(1,939,238)	—	(226,811)	312	5,875	(1,756)	3,228	(2,158,390)
Automotive fuel/lubricant distribution equipment and facilities		(1,066,425)	—	(115,095)	2	17,444	—	—	(1,164,074)
LPG tanks and bottles		(221,321)	—	(29,653)	—	19,973	—	—	(231,001)
Vehicles		(87,860)	—	(12,509)	—	12,922	(2,503)	(54)	(90,004)
Furniture and utensils		(93,246)	—	(9,449)	(3)	902	(3,624)	(63)	(105,483)
IT equipment		(173,942)	—	(13,206)	(37)	1,417	(3,994)	(97)	(189,859)

		(4,385,406)	—	(484,761)	(32)	65,850	(16,462)	3,045	(4,817,766)

Provision for losses:
Land		(197)	—	—	—	—	—	—	(197)
Leasehold improvements		—	(459)	—	—	—	—	(3)	(462)
Machinery and equipment		(5,027)	(1,451)	—	—	592	—	(9)	(5,895)
IT equipment		(6)	(677)	—	—	—	—	—	(683)
Furniture and utensils		(5)	—	—	—	1	—	—	(4)

		(5,235)	(2,587)	—	—	593	—	(12)	(7,241)

Net amount		4,860,225	712,891	(484,761)	(4,240)	(59,498)	48,838	18,516	5,091,971

(1)	For further information about the Extrafarma acquisition, see Note 3.a).

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

13.	Intangible Assets

Balances and changes in intangible assets are as follows:

	Weighted average useful life (years)	Balance in 2014	Additions	Amortization	Transfer	Write- offs and disposals	Effect of foreign currency exchange rate variation	Balance in 2015
Cost:
Goodwill (i)	—	1,456,179	—	—	—	—	—	1,456,179
Software (ii)	5	451,936	82,612	—	453	(59)	4,580	539,522
Technology (iii)	5	32,617	—	—	—	—	—	32,617
Commercial property rights (iv)	10	31,881	4,994	—	—	(287)	—	36,588
Distribution rights (v)	5	2,762,985	515,502	—	—	—	—	3,278,487
Brands (vi)	—	105,458	—	—	2	—	15,484	120,944
Others (vii)	4	38,606	6,492	—	(79)	—	1,932	46,951

		4,879,662	609,600	—	376	(346)	21,996	5,511,288

Accumulated amortization:
Software		(303,780)	—	(44,346)	—	59	(2,693)	(350,760)
Technology		(29,471)	—	(1,785)	—	—	—	(31,256)
Commercial property rights		(14,545)	—	(2,643)	—	209	—	(16,979)
Distribution rights		(1,366,128)	—	(433,869)	(2,992)	—	—	(1,802,989)
Others		(7,625)	—	(7,821)	96	—	(19)	(15,369)

		(1,721,549)	—	(490,464)	(2,896)	268	(2,712)	(2,217,353)

Net amount		3,158,113	609,600	(490,464)	(2,520)	(78)	19,284	3,293,935

	Weighted average useful life (years)	Balance in 2013	Additions	Amortization	Transfer	Write- offs and disposals	Opening balance of Extrafarma(1)	Effect of foreign currency exchange rate variation	Balance in 2014
Cost:
Goodwill (i)	—	794,626	—	—	—	—	661,553	—	1,456,179
Software (ii)	5	353,637	73,994	—	16,379	(456)	7,817	565	451,936
Technology (iii)	5	32,436	181	—	—	—	—	—	32,617
Commercial property rights (iv)	11	16,334	1,838	—	—	—	13,709	—	31,881
Distribution rights (v)	4	2,213,573	532,461	—	(190)	(205)	17,346	—	2,762,985
Brands (vi)	—	29,048	—	—	—	—	72,523	3,887	105,458
Others (vii)	9	16,475	407	—	(10,294)	—	31,953	65	38,606

		3,456,129	608,881	—	5,895	(661)	804,901	4,517	4,879,662

Accumulated amortization:
Software		(261,693)	—	(36,780)	(3,922)	455	(1,416)	(424)	(303,780)
Technology		(27,690)	—	(1,782)	—	—	—	1	(29,471)
Commercial property rights		(5,515)	—	(2,742)	8	—	(6,296)	—	(14,545)
Distribution rights		(992,022)	—	(367,681)	(6,536)	111	—	—	(1,366,128)
Others		(454)	—	(7,164)	—	—	—	(7)	(7,625)

		(1,287,374)	—	(416,149)	(10,450)	566	(7,712)	(430)	(1,721,549)

Net amount		2,168,755	608,881	(416,149)	(4,555)	(95)	797,189	4,087	3,158,113

(1)	For further information about the Extrafarma acquisition, see Note 3.a).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

i)	Goodwill from acquisition of companies was amortized until December 31, 2008, when its amortization ceased. The net remaining balance is tested annually for impairment.

The Company has the following balances of goodwill:

	Segment	2015	2014
Goodwill on the acquisition of:
Extrafarma	Extrafarma	661,553	661,553
Ipiranga	Ipiranga	276,724	276,724
Uniăo Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Oxiteno Uruguay	Oxiteno	44,856	44,856
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
Others		2,278	2,278

		1,456,179	1,456,179

On December 31, 2015, the Company tested the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments, and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital, and discount rates. The assumptions about growth projections and future cash flows are based on the Company’s business plan of its operating segments, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related.

The evaluation of the value in use is calculated for a period of five years (except the Extrafarma segment), after which we calculate the perpetuity, considering the possibility of carrying the business on indefinitely. For the Extrafarma segment, a period of 10 years was used due to its expansion plan and considering a three-years period to maturity of new stores.

On December 31, 2015, the discount and real growth rates used to extrapolate the projections ranged from 10.3% to 17.1% (except discount rate of Oxiteno Andina of 43.5%) and 0% to 1% p.a., respectively, depending on the CGU analyzed.

The goodwill impairment tests and net assets of the Company and its subsidiaries did not result in the recognition of losses for the year ended December 31, 2015. The Company assessed a sensitivity analysis of discount and growth rate of perpetuity, due to their significant impact on cash flows and value in use. An increase of 0.5 percentage points in the discount rate or a decrease of 0.5 percentage points in the growth rate of the perpetuity of the cash flow of each business segment would not result in the recognition of impairment.

ii)	Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information, and other systems.

iii)	The subsidiaries Oxiteno S.A., Oxiteno Nordeste and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”) recognize as technology certain rights of use held by them. Such licenses include the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which are products that are supplied to various industries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

iv)	Commercial property rights include those described below:

•	Subsidiary Tequimar has an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows it to explore the area in which the Aratu Terminal is located for 20 years, renewable for a similar period. The price paid by Tequimar was R$ 12,000, which is being amortized from August 2002 to July 2042.

•	Subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for a similar period, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storage, handling, and distribution. The price paid by Tequimar was R$ 4,334, which is being amortized from August 2005 to December 2022.

•	Subsidiary Extrafarma pays key money to obtain certain commercial establishments to open drugstores which is stated at the cost of acquisition, amortized using the straight line method, considering the lease contract terms. In the case of the closedown of stores, the residual amount is written off.

v)	Distribution rights refer mainly to bonus disbursements as provided in Ipiranga’s agreements with resellers and large customers. Bonus disbursements are recognized when paid and recognized as an expense in the income statement over the term of the agreement (typically 5 years), which is reviewed as per the changes occurred in the agreements.

vi)	Brands are represented by the acquisition cost of the ‘am/pm’ brand in Brazil and of the Extrafarma brand.

vii)	Other intangibles refer mainly to the loyalty program “Clube Extrafarma”.

The amortization expenses were recognized in the financial statements as shown below:

	2015	2014	2013
Inventories and cost of products and services sold	11,522	8,916	11,534
Selling and marketing	436,253	370,828	298,786
General and administrative	42,689	36,405	30,511

	490,464	416,149	340,831

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

14	Loans, Debentures, and Finance Leases

a.	Composition

Description	2015	2014	Index/Currency	Weighted average financial charges 2015—% p.a.	Maturity
Foreign currency – denominated loans:
Foreign loan (c.1)(*)	1,111,721	603,002	US$ + LIBOR(i)	+0.7	2017 to 2018
Foreign loan (c.1)(*)	576,645	—	US$	+2.1	2017 to 2018
Foreign loan (c.2) (c.3) (c.4)	397,586	158,039	US$ + LIBOR(i)	+1.4	2017 to 2018
Advances on foreign exchange contracts	222,478	184,057	US$	+1.5	< 351 days
Financial institutions (e)	142,779	113,873	US$	+2.8	2016 to 2017
Financial institutions (e)	77,800	53,254	US$ + LIBOR(i)	+2.0	2016 to 2017
Foreign currency advances delivered	50,132	25,409	US$	+1.3	< 60 days
Financial institutions (e)	27,110	32,343	MX$ + TIIE(ii)	+1.0	2016
BNDES (d)	24,057	33,160	US$	+6.0	2016 to 2020
Notes in the foreign market (b)	—	664,078	US$

Subtotal	2,630,308	1,867,215

Brazilian Reais – denominated loans:
Banco do Brasil – floating rate (f)	3,115,752	2,873,622	CDI	105.0	2016 to 2019
Debentures—IPP (g.2 and g.3)	1,413,101	1,409,540	CDI	107.9	2017 to 2018
Debentures—5th issuance (g.4)	833,114	—	CDI	108.3	2018
BNDES (d)	409,339	530,983	TJLP(iii)	+2.7	2016 to 2021
Export Credit Note – floating rate (h)	158,648	—	CDI	101.5	2018
Banco do Nordeste do Brasil	66,096	85,068	R$	+8.5	2016 to 2021
FINEP	61,724	74,774	R$	+4.0	2016 to 2021
BNDES (d)	49,681	62,581	R$	+4.6	2016 to 2022
Finance leases (i)	45,480	45,883	IGP-M(iv)	+5.6	2016 to 2031
BNDES (d)	30,878	—	SELIC(vi)	+2.2	2016 to 2021
Export Credit Note (h)(*)	27,039	25,744	R$	+8.0	2016
FINEP	11,174	9,078	TJLP(iii)	-1.4	2016 to 2023
Working capital loans Extrafarma – fixed rate (i)	1,160	3,445	R$	+10.3	2016
Floating finance leases (i)	319	475	CDI	+2.8	2016 to 2017
FINAME	255	484	TJLP(iii)	+5.6	2016 to 2022
Fixed finance leases (i)	95	686	R$	+15.4	2016 to 2017
Banco do Brasil – fixed rate (f)(*)	—	503,898
Debentures—4th issuance (g.1)	—	874,312

Subtotal	6,223,855	6,500,573

Currency and interest rate hedging instruments	47,445	7,424

Total	8,901,608	8,375,212

Current	1,097,855	3,442,364

Non-current	7,803,753	4,932,848

(*)	These transactions were designated for hedge accounting (see Note 30 – Hedge Accounting).

(i)	LIBOR = London Interbank Offered Rate.
(ii)	MX$ = Mexican Peso; TIIE = the Mexican interbank balance interest rate.
(iii)	TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On December 31, 2015, TJLP was fixed at 7% p.a.
(iv)	IGP-M = General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation.
(v)	SELIC = basic interest rate set by the Brazilian Central Bank.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The long-term consolidated debt had the following principal maturity schedule:

	2015	2014
From 1 to 2 years	3,393,586	571,991
From 2 to 3 years	3,165,603	2,390,747
From 3 to 4 years	1,155,809	894,301
From 4 to 5 years	38,585	1,006,869
More than 5 years	50,170	68,940

	7,803,753	4,932,848

As provided in IAS 39, the transaction costs and issuance premiums associated with debt issuance by the Company and its subsidiaries were added to their financial liabilities, as shown in Note 14.j).

The Company’s management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 30).

b.	Notes in the Foreign Market

In December 2005, the subsidiary LPG International Inc. (“LPG Inc.”) issued US$ 250 million in notes in the foreign market, maturing in December 2015, with interest rate of 7.3% p.a., paid semiannually. The notes were guaranteed by the Company and its subsidiary Oxiteno S.A.

The notes were settled by LPG Inc. on the maturity date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Foreign Loans

1) The subsidiary IPP has foreign loans in the amount of US$ 440 million. IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charges, on average, to 102.1% of CDI (see Note 30). IPP designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loans are secured by the Company.

The foreign loans have the maturity distributed as follows:

Maturity	US$ (million)	Cost in % of CDI
Mar/17	70.0	99.5
Sep/17	150.0	103.7
Jul/18	60.0	103.0
Sep/18	80.0	101.5
Nov/18(*)	80.0	101.4

Total/average cost	440.0	102.1

(*)	The subsidiary IPP renegotiated foreign loans which would mature in November 2015, in the notional amount of US$ 80 million changing its maturity to November 2018.

2) The subsidiary Oxiteno Overseas Corp. (“Oxiteno Overseas”) has a foreign loan in the amount of US$ 60 million with maturity in January 2017 and interest of LIBOR + 1.0% p.a., paid semiannually. The Company, through its subsidiary Cia. Ultragaz, contracted hedging instruments with floating interest rates in dollar and exchange rate variation, changing the foreign loan charge to 94.0% of CDI (see Note 30). The foreign loan is guaranteed by the Company and its subsidiary Oxiteno S.A.

3) The subsidiary LPG Inc. has a foreign loan in the amount of US$ 30 million with maturity in December 2018 and interest rate of LIBOR + 1.85% p.a, paid quarterly. The foreign loan is guaranteed by the Company and its subsidiary IPP.

4) The subsidiary Global Petroleum Products Trading Corporation has a foreign loan in the amount of US$ 12 million with maturity in December 2018 and interest rate of LIBOR + 1.85% p.a, paid quarterly. The foreign loan is guaranteed by the Company and its subsidiary IPP.

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

The subsidiary IPP has floating interest rate loans with Banco do Brasil to finance the marketing, processing, or manufacturing of agricultural goods (ethanol).

The subsidiary IPP renegotiated loans with Banco do Brasil, which would mature in February 2015, in the notional amount of R$ 333 million, changing the maturities to July 2017 and January 2018, with floating interest rate of 106% of CDI.

The subsidiary IPP renegotiated loans with Banco do Brasil, which would mature in May 2015, in the notional amount of R$ 200 million, changing the maturities to November 2017 and April 2018, with floating interest rate of 107% of CDI.

These loans mature, as follows (including interest until December 31, 2015):

Maturity
Feb/16	226,016
May/16	133,428
Jan/17	1,146,711
Jul/17	177,453
Nov/17	101,565
Jan/18	177,453
Apr/18	101,566
May/19	1,051,560

Total	3,115,752

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Debentures

1)	In March 2012, the Company made its fourth issuance of debentures, in a single series of 800 simple, nonconvertible into shares, unsecured debentures, and its main characteristics are as follows:

Face value unit:	R$ 1,000,000.00
Final maturity:	March 16, 2015
Payment of the face value:	Lump sum at final maturity
Interest:	108.3% of CDI
Payment of interest:	Annually
Reprice:	Not applicable

The debentures were settled by the Company on the maturity date.

2)	In December 2012, the subsidiary IPP made its first issuance of public debentures in single series of 60,000 simple, nonconvertible into shares, unsecured, nominative and registered debentures, and its main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	November 16, 2017
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

3)	In January 2014, the subsidiary IPP made its second issuance of public debentures in single series of 80,000 simple nonconvertible into shares, unsecured, nominative and registered debentures, which main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	December 20, 2018
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

4)	In March 2015, the Company made its fifth issuance of debentures, in a single series of 80,000 simple, nonconvertible into shares, unsecured debentures, and its main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	March 16, 2018
Payment of the face value:	Lump sum at final maturity
Interest:	108.25% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

The resources of the issuance were used to manage liquidity of the issuer, in order to strengthen its cash and lengthen its debt profile, providing greater financial flexibility.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

h.	Export Credit Note

The subsidiary Oxiteno Nordeste has export credit note contracts in the amounts of R$ 17.5 million and R$ 10.0 million, with maturities in March and August 2016, respectively, and fixed interest rate of 8% p.a., paid quarterly. In May 2015, the subsidiary Oxiteno Nordeste contracted an export credit note in the amount of R$ 156.8 million, with maturity in May 2018 and floating interest rate of 101.5% of CDI, paid quarterly.

For the fixed interest rate contracts, the subsidiary Oxiteno Nordeste contracted interest hedging instruments, thus converting the fixed rates for these loans into 88.8% of CDI (see Note 30). Oxiteno Nordeste designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both measured at fair value from inception. Changes in fair value are recognized in profit or loss.

i.	Finance Leases

The subsidiary Cia. Ultragaz has a finance lease contract related to LPG bottling facilities, maturing in April 2031.

Subsidiary Extrafarma has finance lease contracts related to IT equipment, software and vehicles, with terms between 24 to 60 months.

The amounts of equipment and intangible assets, net of depreciation and amortization, and the amounts of the corresponding liabilities are shown below:

	2015
	LPG bottling facilities	IT equipment and software	Vehicles	Furniture, machinery and equipment	Total
Equipment and intangible assets, net of depreciation and amortization	19,890	438	95	—	20,423
Financing (present value)	45,480	396	18	—	45,894

Current	2,107	260	18	—	2,385
Non-current	43,373	136	—	—	43,509

	2014
	LPG bottling facilities	IT equipment and software	Vehicles	Furniture, machinery and equipment	Total
Equipment and intangible assets, net of depreciation and amortization	24,720	883	1,483	1,283	28,369
Financing (present value)	45,883	874	163	124	47,044

Current	1,950	515	145	124	2,734
Non-current	43,933	359	18	—	44,310

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The future disbursements (installments) assumed under these contracts are presented below:

	2015
	LPG bottling facilities	IT equipment and software	Vehicles	Total
Up to 1 year	4,371	287	18	4,676
From 1 to 2 years	4,371	155	—	4,526
From 2 to 3 years	4,371	—	—	4,371
From 3 to 4 years	4,371	—	—	4,371
From 4 to 5 years	4,371	—	—	4,371
More than 5 years	45,165	—	—	45,165

Total	67,020	442	18	67,480

	2014
	LPG bottling facilities	IT equipment and software	Vehicles	Furniture and utensils	Total
Up to 1 year	4,238	566	155	123	5,082
From 1 to 2 years	4,238	288	18	—	4,544
From 2 to 3 years	4,238	155	—	—	4,393
From 3 to 4 years	4,238	—	—	—	4,238
From 4 to 5 years	4,238	—	—	—	4,238
More than 5 years	48,024	—	—	—	48,024

Total	69,214	1,009	173	123	70,519

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

Transaction costs incurred in issuing debt were deducted from the value of the related financial instruments and are recognized as an expense according to the effective interest rate method, as follows:

	Effective rate of transaction costs (% p.a.)	Balance in 2014	Incurred cost	Amortization	Balance in 2015
Banco do Brasil (f)	0.3	14,474	600	(3,191)	11,883
Foreign Loans (c)	0.3	3,016	3,151	(1,518)	4,649
Debentures (g)	0.0	2,157	958	(1,314)	1,801
Notes in the foreign market (b)	0.2	1,309	—	(1,309)	—
Other	0.5	318	367	(140)	545

Total		21,274	5,076	(7,472)	18,878

	Effective rate of transaction costs (% p.a.)	Balance in 2013	Incurred cost	Amortization	Balance in 2014
Banco do Brasil (f)	0.4	19,797	—	(5,323)	14,474
Foreign Loans (c)	0.3	504	3,140	(628)	3,016
Debentures (g)	0.2	4,730	1,422	(3,995)	2,157
Notes in the foreign market (b)	0.2	2,309	—	(1,000)	1,309
Other	0.1	412	30	(124)	318

Total		27,752	4,592	(11,070)	21,274

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Banco do Brasil (f)	2,894	3,473	3,881	1,635	—	—	11,883
Foreign Loans (c)	2,425	1,459	765	—	—	—	4,649
Debentures (g)	644	716	441	—	—	—	1,801
Other	190	222	71	45	16	1	545

Total	6,153	5,870	5,158	1,680	16	1	18,878

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

k.	Guarantees

The financings are guaranteed by collateral in the amount of R$ 52,312 in 2015 (R$ 50,570 in 2014) and by guarantees and promissory notes in the amount of R$ 4,369,977 in 2015 (R$ 3,779,450 in 2014).

In addition, the Company and its subsidiaries offer collateral in the form of letters of credit for commercial and legal proceedings in the amount of R$ 187,551 in 2015 (R$ 173,644 in 2014) and guarantees related to raw materials imported by the subsidiary Ipiranga in the amount of R$ 133,154 in 2015.

Some subsidiaries of Oxiteno issue collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 27,106 in 2015 (R$ 26,684 in 2014), with maturities of up to 213 days. As of December 31, 2015, the subsidiaries did not have losses in connection with these collaterals. The fair value of collaterals recognized in current liabilities as other payables is R$ 656 in 2015 (R$ 646 in 2014), which is recognized as profit or loss as customers settle their obligations with the financial institutions.

Some financing agreements of the Company and its subsidiaries have cross default clauses that require them to pay the debt assumed in case of default of other debts equal to or greater than US$ 15 million. As of December 31, 2015, there was no event of default of the debts of the Company and its subsidiaries.

15.	Trade Payables

	2015	2014
Domestic suppliers	1,390,204	1,196,876
Foreign suppliers	70,328	82,626

	1,460,532	1,279,502

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

16.	Salaries and Related Charges

	2015	2014
Provisions on payroll	149,818	128,181
Profit sharing, bonus and premium	201,579	108,632
Social charges	43,782	44,747
Salaries and related payments	6,993	10,904
Benefits	1,558	1,617
Others	583	498

	404,313	294,579

17.	Taxes Payable

	2015	2014
ICMS	111,107	93,761
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno USA, Oxiteno Andina and Oxiteno Uruguay	26,342	14,822
PIS and COFINS	11,165	11,922
ISS	6,976	6,304
IPI	4,949	3,858
National Institute of Social Security (INSS)	3,309	2,991
Income Tax Withholding (IRRF)	2,418	2,267
Others	2,538	2,910

	168,804	138,835

18.	Employee Benefits and Private Pension Plan

a.	ULTRAPREV- Associaçăo de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev—Associaçăo de Previdência Complementar (“Ultraprev”), since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective accumulated fund over a period of 5 to 25 years. The sponsoring company does not guarantee the amounts or the duration of the benefits received by each employee that retires. In 2015, the Company and its subsidiaries contributed R$ 22,216 (R$ 19,784 in 2014 and R$ 17,876 in 2013) to Ultraprev, which is recognized as expense in the income statement. The total number of participating employees as of December 31, 2015 was 8,903 active participants and 169 retired participants. In addition, Ultraprev had 28 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

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

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary as of December 31, 2015 and are recognized in the financial statements in accordance with IAS 19 R2011.

	2015	2014
Health and dental care plan	24,869	28,521
FGTS Penalty	59,517	50,881
Bonus	28,835	25,288
Life insurance	13,374	15,101

Total	126,595	119,791

Current	13,747	11,419
Non-current	112,848	108,372

Changes in the present value of the provision for post-employment benefits are as follows:

	2015	2014
Opening balance	119,791	111,296
Current service cost	6,395	2,594
Interest cost	13,681	12,718
Actuarial (gains) losses from changes in actuarial assumptions	(6,288)	(455)
Benefits paid directly by Company and its subsidiaries	(6,984)	(6,362)

Ending balance	126,595	119,791

The expense of the year is presented below:

	2015	2014	2013
Health and dental care plan	3,291	3,699	3,550
FGTS Penalty	10,445	6,740	5,893
Bonus	4,352	3,159	3,043
Life insurance	1,683	1,714	1,617

Total	19,771	15,312	14,103

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Significant actuarial assumptions adopted include:

Economic factors

	2015	2014
	% p.a.	% p.a.
Discount rate for the actuarial obligation at present value	12.71	11.82
Average projected salary growth rate	8.98	8.38
Inflation rate (long term)	5.0	5.2
Growth rate of medical services	9.20	9.41

Demographic factors

•	Mortality Table for the life insurance benefit—CSO-80

•	Mortality Table for other benefits—AT 2000 Basic decreased by 10%

•	Disabled Mortality Table—RRB 1983

•	Disability Table—RRB 1944 modified

Sensitivity analysis

The significant actuarial assumptions to determine the provision for post-employment benefits are: discount rate, wage and medical costs increases. The following sensitivity analyses on December 31, 2015 were determined based on reasonably possible changes of assumptions occurring at the reporting date of the financial statements, keeping all other assumptions constant.

Assumption	Change in assumptions	Increase in liability	Change in assumptions	Decrease in liability
Discount rate	increase by 1.0 p.p	6,794	decrease by 1.0 p.p	7,742
Wage growth rate	increase by 1.0 p.p	578	decrease by 1.0 p.p	534
Medical services growth rate	increase by 1.0 p.p	2,759	decrease by 1.0 p.p	2,342

The sensitivity analysis presented may not represent the real change in the post-employment benefits obligation, since it is unlikely that changes occur in just one assumption alone, considering that some of these assumptions may be correlated.

Inherent risks related to post-employment benefits

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

19.	Provision for Asset Retirement Obligation – Fuel Tanks

The provision corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain use period (see Note 2.m).

Changes in the provision for asset retirement obligation are as follows:

	2015	2014	2013
Initial balance	70,802	69,661	70,411
Additions (new tanks)	625	709	715
Expense with tanks removed	(3,949)	(4,026)	(5,435)
Accretion expense	7,238	4,458	3,970

Final balance	74,716	70,802	69,661

Current	5,232	4,598	3,449
Non-current	69,484	66,204	66,212

20.	Provisions, Contingencies and Commitments

a.	Provisions for tax, civil, and labor risks

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor disputes at the administrative and judiciary levels, which, when applicable, are backed by escrow deposits. Provisions for losses are estimated and updated by Management based on the opinion of the Company’s legal department and its external legal advisors.

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance in 2014	Additions	Write-offs	Monetary restatement	Balance in 2015
IRPJ and CSLL (a.1.1)	406,478	—	—	33,445	439,923
PIS and COFINS (a.1.2)	119,237	—	—	16,581	135,818
ICMS	20,829	—	(3,503)	(726)	16,600
Social security	10,483	317	(212)	867	11,455
Civil, environmental and regulatory claims (a.2.1)	58,336	6,689	(4,860)	128	60,293
Labor litigation (a.3.1)	71,516	6,335	(13,653)	1,190	65,388
Other	562	7	(88)	24	505

Total	687,441	13,348	(22,316)	51,509	729,982

Current	64,169				45,322
Non-current	623,272				684,660

Some of the tax provisions above involve, in whole or in part, escrow deposits in the amount of R$ 548,150 in 2015 (R$ 505,650 in 2014).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

a.1	Provisions for Tax Matters and Social Security

a.1.1)	On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana Distribuidora de Gás Ltda. (“Bahiana”) filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the Brazilian Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits which amounted to R$ 422,678 in 2015 (R$ 388,675 in 2014). On July 18, 2014, a second instance unfavorable decision was published and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision, the subsidiaries presented a writ of prevention which was dismissed on December 30, 2014, and the Company appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts (STJ and STF) whose trials are pending.

a.1.2)	The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia. Ultragaz, Tequimar, Tropical Transportes Ipiranga Ltda., Empresa Carioca de Produtos Químicos S.A. (“EMCA”), IPP and Extrafarma filed for a preliminary injunction seeking the deduction of ICMS from their PIS and COFINS tax bases. Oxiteno Nordeste and IPP paid the amounts into escrow deposits, and recognized a corresponding provision in the amount of R$ 99,874 in 2015 (R$ 92,457 in 2014).

.a.2)	Provisions for Civil, Environmental and Regulatory Claims

a.2.1)	The Company and its subsidiaries maintained provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental and regulatory issues in the amount of R$ 60,293 in 2015 (R$ 58,336 in 2014).

a.3)	Provisions for Labor Matters

a.3.1)	The Company and its subsidiaries maintained provisions of R$ 65,388 in 2015 (R$ 71,516 in 2014) for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights.

b.	Contingent Liabilities (Possible)

The Company and its subsidiaries have other pending administrative and legal proceedings of tax, civil, environmental, regulatory, and labor nature, which are individually less relevant, and were estimated by their legal counsel as having possible and/or remote risks (proceedings whose chance of loss is 50% or less). A such, the related potential losses were not provided for by the Company and its subsidiaries based on these opinions. The Company and its subsidiaries are also litigating for recovery of taxes and contributions, which were not recognized in the financial statements due to their contingent nature. The estimated amount of this contingency is R$ 2,069,516 in 2015.

b.1)	Contingent Liabilities for Tax Matters and Social Security

The Company and its subsidiaries have contingent liabilities for tax matters and social security in the amount of R$ 1,261,396 in 2015, mainly represented by:

b.1.1)	The subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The amount of this contingency is R$ 154,821 in 2015.

b.1.2)	The subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved in 2015 in these proceedings, was R$ 509,604. Such proceedings arise mostly of the disregard of ICMS credits amounting to R$ 294,454, of which R$ 119,663 refer to proportional reversal requirement of ICMS credits related to the acquisition of hydrated alcohol; of alleged non-payment in the amount of R$ 105,070; inventory differences in the amount of R$ 103,428 related to the leftovers or faults due to temperature changes or product handling, and noncompliance of ancillary obligations in the amount of R$ 6,652.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.1.3)	The Company and its subsidiaries are parties to administrative and judicial suits involving Income Tax, Social Security Contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total amount is R$ 308,377 in 2015.

b.2)	Contingent Liabilities for Civil, Environmental and Regulatory Claims

The Company and its subsidiaries have contingent liabilities for civil, environmental and regulatory claims in the amount of R$ 582,960 in 2015, mainly represented by:

b.2.1)	The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE (Brazilian antitrust authority) based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz and imposed a penalty of R$ 23,104. The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed.

b.2.2)	As a result of the fire on April 2nd, 2015 at the Santos Terminal of the subsidiary Tequimar, CETESB—Environmental Company of the State of São Paulo charged a fine of R$ 22,500, due to the environmental and urban impacts allegedly caused by the incident. Tequimar filed before such Environmental Agency its refutation under the first administrative jurisdiction, in which, among other things, it claimed the inapplicability of federal legislation due to the existence of state legislation that not only regulate the issue but also may cause the fine reduction. It also denied the unlawful conduct by Tequimar. On March 16, 2016, Ultracargo decided to pay the fine in the amount of R$ 16,032 to CETESB, with discount of 30%, as a result of an unfavorable decision at the administrative level and quit the lawsuit. For more information about the fire accident in Santos and the related contingent liabilities, see Note 32.

b.3)	Contingent Liabilities for Labor Matters

The Company and its subsidiaries have contingent liabilities for labor matters in the amount of R$ 225,160 in 2015, mainly represented by:

b.3.1)	In 1990, the Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno Nordeste and EMCA, companies located in the Camaçari Petrochemical Complex, are members, filed separate lawsuits against the subsidiaries demanding the compliance with the fourth section of the collective labor agreement, which provided for a salary adjustment in lieu of the salary policies practiced. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica, requiring the recognition of the loss of effectiveness of such fourth section. The decisions rendered on the individual claims which were favorable to the subsidiaries Oxiteno Nordeste and EMCA are final and unappealable. The collective labor dispute remains pending trial by STF. In 2010, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica and reported the fact in the collective labor dispute. In October 2015, Sindiquímica filed enforcement lawsuits against all Camaçari Petrochemical Complex companies that have not yet made settlements, including Oxiteno Nordeste and EMCA.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

21. Deferred Revenue

The Company’s subsidiaries have recognized the following deferred revenue:

	2015	2014
‘am/pm’ and Jet Oil franchising upfront fee	16,988	14,785
Loyalty program “Km de Vantagens”	10,569	10,025
Loyalty program “Clube Extrafarma”	7,899	6,349

	35,456	31,159

Current	24,420	23,450
Non-current	11,036	7,709

Loyalty Programs

Subsidiary Ipiranga has a loyalty program called Km de Vantagens (www.kmdevantagens.com.br) under which registered customers are rewarded with points when they buy products at Ipiranga service stations or at its partners. The customers may exchange these points, during the period of one year, for discounts on products and services offered by Ipiranga and its partners. Points received by Ipiranga’s customers that may be used with the partner Multiplus Fidelidade and for discounts of fuel in Ipiranga’s website (www.postoipiranganaweb.com.br) and are considered part of sales revenue.

Subsidiary Extrafarma has a loyalty program called Clube Extrafarma (www.clubeextrafarma.com.br) under which registered customers are rewarded with points when they buy products at its drugstore chain. The customers may exchange these points, during the period of one year, for prizes offered by its partners. Points received by Extrafarma’s customers may be used with the partner Multiplus Fidelidade and as recharge credit on a mobile phone are considered part of sales revenue.

Deferred revenue is estimated based on the fair value of the points granted, considering the value of the prizes and the expected redemption of points. Deferred revenue is recognized in profit or loss when the points are redeemed, on which occasion the costs incurred are also recognized. Deferred revenue of unredeemed points is also recognized in profit or loss when the points expire.

Franchising Upfront Fee

am/pm is the convenience stores chain of the Ipiranga service stations. Ipiranga ended in 2015 with 1,909 stores (1,708 stores in 2014). Jet Oil is Ipiranga’s lubricant-changing and automotive service specialized network. Ipiranga ended in 2015 with 1,466 stores (1,337 stores in 2014). The franchising upfront fee received by Ipiranga is deferred and recognized in profit or loss on the straight-line accrual basis throughout the terms of the agreements with the franchisees.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

22. Shareholders’ Equity

a.	Share Capital

The Company is a publicly traded company listed on BM&FBOVESPA in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (NYSE) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”. As of December 31, 2015, the subscribed and paid-in capital stock consists of 556,405,096 common shares with no par value and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The price of the shares issued by the Company as of December 31, 2015, on BM&FBOVESPA was R$ 60.45.

On January 31, 2014, the Extraordinary Shareholders’ Meetings of Ultrapar and Extrafarma approved the issuance of 12,021,100 new ordinary, nominative, book-entry shares with no par value of the Company, increasing its capital stock by R$ 141,913, resulting in a total capital stock of R$ 3,838,686 represented by 556,405,096 shares. For further information, see Note 3.a).

As of December 31, 2015, the Company is authorized to increase capital up to the limit of 800,000,000 common shares, without amendment to the Bylaws, by resolution of the Board of Directors.

As of December 31, 2015, there were 29,385,497 common shares outstanding abroad in the form of ADRs (31,714,297 shares as of December 31, 2014).

b.	Treasury Shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with the Brazilian Securities and Exchange Commission (“CVM”) Instructions 10, of February 14, 1980 and 268, of November 13, 1997.

On December 10, 2014, the Board of Directors approved Ultrapar’s Shares Repurchase Program (“Share Repurchase Program 2014/15”), with maximum period for the acquisition of 365 days, from December 12, 2014 and maximum acquisition number of 6,500,000 common shares. The Company acquired in the Share Repurchase Program 2014/15, 6,143,200 common shares at an average cost of R$ 63.07 per share.

As of December 31, 2015, 13,321,356 common shares (7,148,156 in 2014) were held in the Company’s treasury, acquired at an average cost of R$ 36.85 per share (R$ 14.42 in 2014).

c.	Capital Reserve

The capital reserve reflects the gain on the transfer of shares at market price to be held in treasury by the Company’s subsidiaries, at an average price of R$ 26.09 per share. Such shares were used in the Deferred Stock Plan granted to executives of these subsidiaries, as mentioned in Note 8.c).

As a result of the issuance of 12,021,100 new shares occurred on January 31, 2014, the Company recognized an increase in the capital reserves in the amount of R$ 498,812, due to the difference between the value attributable to share capital and the market value of the Ultrapar shares on the date of issue. For further information, see Note 3.a). In addition, the Company incurred costs directly attributable to issuing new shares in the amount of R$ 2,260, reducing the capital reserve amount.

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

The amounts of retention of profits and investments reserve are free of distribution restrictions and totaled R$ 3,329,649 in 2015 (R$ 2,772,527 in 2014).

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

Gains and losses on the hedging instruments of firm commitment of exchange rate designated as cash flows hedges are recorded in shareholders’ equity as “valuation adjustments”. Gains and losses are reclassified to initial cost of non-financial assets.

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balance and changes in other comprehensive income of the Company are as follows:

	Valuation adjustments
	Fair value of cash flow hedging instruments	Fair value of financial instruments classified as available for sale	Actuarial gains of post- employment benefits	Total	Cumulative translation adjustment
Balance in 2012	—	23	(12,638)	(12,615)	12,621
Translation of foreign subsidiaries, including the exchange rate effect of hedge of investments	—	—	—	—	25,455
Changes in fair value	—	(18)	—	(18)	—
Actuarial gain of post-employment benefits	—	—	27,365	27,365	—
Income and social contribution taxes on actuarial gains	—	—	(9,304)	(9,304)	—
Balance in 2013	—	5	5,423	5,428	38,076
Translation of foreign subsidiaries, including the exchange rate effect of hedge of investments	—	—	—	—	5,116
Changes in fair value	—	46	—	46	—
Actuarial gain of post-employment benefits	—	—	2,538	2,538	—
Income and social contribution taxes on actuarial gains	—	—	(863)	(863)	—

Balance in 2014	—	51	7,098	7,149	43,192
Translation of foreign subsidiaries, including the exchange rate effect of hedge of investments	—	—	—	—	23,733
Changes in fair value	6,261	1,472	—	7,733	—
Actuarial gain of post-employment benefits	—	—	6,321	6,321	—
Income and social contribution taxes on actuarial gains	—	—	(2,250)	(2,250)	—

Balance in 2015	6,261	1,523	11,169	18,953	66,925

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Dividends

The shareholders are entitled, under the Bylaws, to a minimum annual dividend of 50% of adjusted net income calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in shareholders’ equity until they are approved by the Shareholders. The proposed dividends payable as of December 31, 2014 in the amount of R$ 389,164 (R$ 0.71 – seventy one cents of Brazilian Real per share), were approved by the Board of Directors on February 25, 2015, and paid as of March 13, 2015, having been ratified in the Annual General Shareholders’ Meeting on April 15, 2015. On August 5, 2015, the Board of Directors approved the anticipation of 2015 dividends, in the amount of R$ 436,842 (R$ 0.80– eighty cents of Brazilian Real per share), paid as from August 21, 2015. The proposed dividends payable as of December 31, 2015 in the amount of R$ 434,467 (R$ 0.80 – eighty cents of Brazilian Real per share), were approved by the Board of Directors on February 17, 2016, and will be paid as from March 4, 2016.

The proposed dividends reflected in the financial statements of the Company, subject to approval of shareholders at a General Meeting, are as follows:

2015
Net income for the year attributable to shareholders of Ultrapar	1,503,466
Legal reserve	(75,173)

Net income for the year after legal reserve	1,428,293
Minimum mandatory dividends	714,147
Interim dividends paid (R$ 0.80 per share)	(436,842)

Mandatory dividends payable – Current liabilities	277,305
Additional dividends to the minimum mandatory dividends – shareholders’ equity	157,162

Dividends payable (R$ 0.80 per share)	434,467
Statutory investments reserve	556,984

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

23. Revenue from Sale and Services

	2015	2014	2013
Gross revenue from sale	77,463,652	69,088,648	62,054,471
Gross revenue from services	568,556	578,205	546,159
Sales taxes	(2,011,860)	(1,628,483)	(1,393,073)
Discounts and sales returns	(360,777)	(302,915)	(267,714)
Deferred revenue (see Note 21)	(4,297)	843	403

Net revenue from sales and services	75,655,274	67,736,298	60,940,246

24. Expenses by Nature

The Company presents its expenses by function in the consolidated income statement and presents below its expenses by nature:

	2015	2014	2013
Raw materials and materials for use and consumption	67,763,793	61,308,509	55,158,800
Personnel expenses	1,950,776	1,619,830	1,393,115
Freight and storage	1,134,388	1,003,462	975,904
Depreciation and amortization	1,002,647	887,827	778,937
Advertising and marketing	177,336	182,674	169,235
Services provided by third parties	255,750	223,632	156,730
Lease of real estate and equipment	143,677	122,130	83,311
Other expenses	343,237	245,529	218,042

Total	72,771,604	65,593,593	58,934,074

Classified as:
Cost of products and services sold	68,933,702	62,304,631	56,165,382
Selling and marketing	2,516,561	2,158,659	1,756,376
General and administrative	1,321,341	1,130,303	1,012,316

Total	72,771,604	65,593,593	58,934,074

Research and development expenses are recognized in the income statements and amounted to R$ 41,368 in 2015 (R$ 36,956 in 2014 and R$ 29,052 in 2013).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

25.	Gain on Disposal of Property, Plant and Equipment and Intangibles

The gain is determined as the difference between the selling price and residual book value of the investment, property, plant, and equipment, or intangible asset disposed of. In 2015, the gain was R$ 27,276 (gain of R$ 36,978 in 2014 and gain of R$ 40,280 in 2013), represented primarily from disposal of property, plant, and equipment.

26.	Other Operating Income, Net

	2015	2014	2013
Commercial partnerships(1)	21,646	46,140	28,689
Merchandising(2)	58,275	37,177	41,956
Loyalty program(3)	22,455	13,305	28,189
Adjustment of working capital and net debt—Extrafarma acquisition (see Note 3.a)	13,784	—	—
Ultracargo—fire accident in Santos (see Note 32)	(92,192)	—	—
Compensation of undue use of Ultratecno brand	16,000	—	—
Others	10,616	10,292	(1,253)

Other operating income, net	50,584	106,914	97,581

(1)	Refers to contracts with service providers and suppliers which establish trade agreements for convenience stores and gas stations.
(2)	Refers to contracts with suppliers of convenience stores, which establish, among other agreements, promotional campaigns.
(3)	Refers to sales of “Km de Vantagens” to partners of the loyalty program. Revenue is recognized at the time that the partners transfer the points to their customers.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

27.	Financial Income (Expense)

	2015	2014	2013
Financial income:
Interest on financial investments	341,739	298,977	178,275
Interest from customers	81,374	63,090	58,182
Other financial income	3,316	3,942	4,105

	426,429	366,009	240,562

Financial expenses:
Interest on loans	(666,791)	(526,707)	(354,151)
Interest on debentures	(308,290)	(255,419)	(124,908)
Interest on finance leases	(4,023)	(5,883)	(5,816)
Bank charges, financial transactions tax, and other charges	(46,966)	(20,512)	(43,499)
Exchange variation, net of gains and losses with derivative instruments	(71,384)	(1,365)	(40,654)
Changes in subscription warranty—indemnification (see Note 3.a)	(21,154)	(649)	—
Monetary restatement of provisions, net, and other financial expenses	(11,159)	(881)	(9,139)

	(1,129,767)	(811,416)	(578,167)

Financial income (expense)	(703,338)	(445,407)	(337,605)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

28	Earnings per Share

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has subscription warrants—indemnification and a deferred stock plan, as mentioned in Notes 3.a) and 8.c), respectively.

Basic Earnings per Share	2015	2014	2013
Net income for the period of the Company	1,503,466	1,241,563	1,225,143

Weighted average shares outstanding (in thousands)	543,775	545,679	534,114
Basic earnings per share –R$	2.7649	2.2753	2.2938

Diluted Earnings per Share	2015	2014	2013
Net income for the period of the Company	1,503,466	1,241,563	1,225,143

Weighted average shares outstanding (in thousands), including deferred stock plan and subscription warrants—indemnification	548,054	549,552	536,412
Diluted earnings per share –R$	2.7433	2.2592	2.2840

Weighted Average Shares Outstanding (in thousands)	2015	2014	2013
Weighted average shares outstanding for basic per share calculation:	543,775	545,679	534,114
Dilution effect
Subscription warrants—indemnification	2,161	1,832	—
Deferred Stock Plan	2,118	2,041	2,298

Weighted average shares outstanding for diluted per share calculation:	548,054	549,552	536,412

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

29.	Segment Information

The Company operates five main business segments: gas distribution, fuel distribution, chemicals, storage and, as from January 31, 2014, drugstores. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its main derivatives and fatty alcohols, which are raw materials used in the home and personal care, agrochemical, paints, varnishes, and other industries. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast and Northeast regions of Brazil. The drugstores segment (Extrafarma) trades pharmaceutical, hygiene, and beauty products through its own drugstore chain in the states of Amapá, Ceará, Maranhão, Pará, Paraiba, Pernambuco, Piauí, Rio Grande do Norte, and São Paulo. The segments shown in the financial statements are strategic business units supplying different products and services. Intersegment sales are at prices similar to those that would be charged to third parties.

The main financial information of each of the Company’s segments are stated as follows:

	2015	2014		2013
Net revenue from sales and services:
Ultragaz	4,621,242	4,091,273		3,982,300
Ipiranga	65,349,812	58,830,055		53,384,116
Oxiteno	4,082,479	3,413,620		3,277,839
Ultracargo	315,510	346,477		332,070
Extrafarma	1,336,255	1,101,310	(1)	—
Others(2)	45,244	40,005		37,146
Intersegment sales	(95,268)	(86,442)		(73,225)

Total	75,655,274	67,736,298		60,940,246

Intersegment sales:
Ultragaz	3,027	3,222		1,300
Ipiranga	—	—		—
Oxiteno	2,576	1,459		871
Ultracargo	44,395	41,998		33,940
Extrafarma	—	—		—
Others(2)	45,270	39,763		37,114

Total	95,268	86,442		73,225

Net revenue from sales and services, excluding intersegment sales:
Ultragaz	4,618,215	4,088,051		3,981,000
Ipiranga	65,349,786	58,830,055		53,384,116
Oxiteno	4,079,903	3,412,161		3,276,968
Ultracargo	271,115	304,479		298,130
Extrafarma	1,336,255	1,101,310	(1)	—
Others(2)	—	242		32

Total	75,655,274	67,736,298		60,940,246

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	2015	2014	2013
Operating income:
Ultragaz	213,895	168,964	147,034
Ipiranga	2,154,606	1,700,879	1,574,677
Oxiteno	579,541	264,246	308,589
Ultracargo	(16,058)	117,339	108,865
Extrafarma	4,985	16,946 (1)	—
Others(2)	24,561	18,223	4,868

Total	2,961,530	2,286,597	2,144,033

Share of profit of joint-ventures and associates:
Ultragaz	(55)	165	—
Ipiranga	(21,779)	(17,772)	(11,198)
Oxiteno	2,003	987	123
Ultracargo	699	181	1,302
Others(2)	8,248	(50)	4,780

Total	(10,884)	(16,489)	(4,993)

Financial income	426,429	366,009	240,562
Financial expenses	(1,129,767)	(811,416)	(578,167)

Income before income and social contribution taxes	2,247,308	1,824,701	1,801,435

Additions to property, plant, and equipment and intangible assets:
Ultragaz	251,463	214,305	179,862
Ipiranga	921,634	880,502	836,176
Oxiteno	136,314	115,986	141,122
Ultracargo	24,463	28,565	38,905
Extrafarma	80,813	57,188 (1)	—
Others(2)	24,248	27,813	15,636

Total additions to property, plant, and equipment and intangible assets (see Notes 12 and 13)	1,438,935	1,324,359	1,211,701
Asset retirement obligation – fuel tanks (see Note 19)	(625)	(709)	(715)
Capitalized borrowing costs	(25,207)	(8,833)	(6,835)

Total investments in property, plant, and equipment and intangible assets (cash flow)	1,413,103	1,314,817	1,204,151

Depreciation and amortization charges:
Ultragaz	143,207	136,413	133,489
Ipiranga	612,727	528,987	454,156
Oxiteno	158,261	138,501	131,857
Ultracargo	41,668	49,372	47,349
Extrafarma	23,744	12,843 (1)	—
Others(2)	23,040	21,711	12,086

Total	1,002,647	887,827	778,937

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	2015	2014
Total assets (excluding intersegment account balances):
Ultragaz	2,195,314	2,701,673
Ipiranga	11,292,350	9,138,758
Oxiteno	4,148,716	4,229,501
Ultracargo	1,283,613	1,382,969
Extrafarma	1,570,024	602,409
Others (2)	476,033	1,425,072

Total	20,966,049	19,480,382

(1)	Information of the period from February 1st to December 31, 2014.
(2)	Composed of the parent company Ultrapar (including goodwill of certain acquisitions) and subsidiaries Serma—Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos (“Serma”) and Imaven Imóveis Ltda.

Geographic Area Information

The fixed and intangible assets of the Company and its subsidiaries are located in Brazil, except those related to Oxiteno’ plants abroad, as shown below:

	2015	2014
United States of America (1)	201,286	137,470
Mexico (1)	140,759	107,554
Uruguay (1)	79,408	55,855
Venezuela	4,364	18,763

(1)	The increase in fixed and intangible assets in 2015 is substantially due to the devaluation of the Real against the functional currencies of the foreign subsidiaries used in the translation of information.

The Company generates revenue from operations in Brazil, Mexico, United Stated of America, Uruguay and Venezuela, as well as from exports of products to foreign customers, as disclosed below:

	2015	2014	2013
Net revenue:
Brazil	74,337,803	66,798,903	59,963,359
Mexico	215,141	138,651	134,241
Venezuela	158,020	73,390	207,008
Uruguay	37,938	32,293	37,014
Other Latin American countries	392,748	324,612	295,723
United States of America and Canada	166,277	152,384	136,666
Far East	190,160	58,684	45,808
Europe	101,931	89,370	73,624
Others	55,256	68,011	46,802

Total	75,655,274	67,736,298	60,940,246

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

30.	Risks and Financial Instruments

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

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts, and disbursements in foreign currency and net investments in foreign operations. Hedge is used in order to reduce the effects of changes in exchange rates on the Company´s income and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts, and disbursements in foreign currencies to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais in 2015 and 2014:

Assets and Liabilities in Foreign Currencies

In millions of Brazilian Reais	2015	2014
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	147.8	594.9
Foreign trade receivables, net of allowance for doubtful accounts	188.8	190.3
Net investments in foreign subsidiaries (except cash, cash equivalents, financial investments, trade receivables, financing, and payables)	611.4	507.3

	948.0	1,292.5

Liabilities in foreign currency
Financing in foreign currency	(2,630.3)	(1,867.2)
Payables arising from imports, net of advances to foreign suppliers	(64.4)	(70.6)

	(2,694.7)	(1,937.8)

Foreign currency hedging instruments	2,667.2	783.3

Net asset position – Total	920.5	138.0

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity Analysis of Assets and Liabilities in Foreign Currency

The table below shows the effect of exchange rate changes in different scenarios, based on the net asset position of R$ 920.5 million in foreign currency:

In millions of Brazilian Reais
	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%
(1) Income statement effect	Real devaluation	(7.7)	(19.4)	(38.7)
(2) Shareholders’ equity effect		99.8	249.5	499.0

(1) + (2)	Net effect	92.1	230.1	460.3

(3) Income statement effect	Real appreciation	7.7	19.4	38.7
(4) Shareholders’ equity effect		(99.8)	(249.5)	(499.0)

(3) + (4)	Net effect	(92.1)	(230.1)	(460.3)

Gains (losses) directly recognized in equity in cumulative translation adjustments are due to changes in the exchange rate on equity of foreign subsidiaries (see Notes 2.r and 22.f—Cumulative Translation Adjustments).

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

The Company does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. As of December 31, 2015, the Company and its subsidiaries had interest rate derivative financial instruments linked to domestic loans, in which the Company swapped the fixed interest rate of certain debts to floating interest rates (CDI).

The table below shows the financial assets and liabilities exposed to floating interest rates in 2015 and 2014:

In millions of Brazilian Reais
	Note	2015	2014
CDI
Cash equivalents	4	2,497.9	2,690.6
Financial investments	4	801.6	902.7
Asset position of foreign exchange hedging instruments—CDI	30	30.6	114.2
Loans and debentures	14	(5,520.9)	(5,157.9)
Liability position of foreign exchange hedging instruments—CDI	30	(2,225.1)	(749.6)
Liability position of hedging instruments from pre-fixed interest to CDI	30	(27.8)	(486.1)

Net liability position in CDI		(4,443.7)	(2,686.1)

TJLP
Loans—TJLP	14	(420.8)	(540.5)

Net liability position in TJLP		(420.8)	(540.5)

LIBOR
Asset position of foreign exchange hedging instruments—LIBOR	30	1,364.4	761.8
Loans—LIBOR	14	(1,587.1)	(814.3)

Net liability position in LIBOR		(222.7)	(52.5)

TIIE
Loans—TIIE	14	(27.1)	(32.3)

Net liability position in TIIE		(27.1)	(32.3)

SELIC
Loans—SELIC	14	(30.9)	—

Net liability position in SELIC		(30.9)	—

Total net liability position exposed to floating interest		(5,145.2)	(3,311.4)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity Analysis of Floating Interest Rate Risk

The table below shows the incremental expenses and income that would be recognized in financial income in 2015, due to the effect of floating interest rate changes in different scenarios:

In millions of Brazilian Reais
	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial investments	Increase in CDI	33.6	84.0	168.1
Foreign exchange hedging instruments (assets in CDI) effect	Increase in CDI	2.1	5.2	10.4
Interest effect on debt in CDI	Increase in CDI	(71.1)	(177.7)	(355.4)
Interest rate hedging instruments (liabilities in CDI) effect	Increase in CDI	(20.1)	(50.1)	(100.1)

Incremental expenses		(55.5)	(138.6)	(277.0)

Interest effect on debt in TJLP	Increase in TJLP	(3.0)	(7.4)	(14.8)

Incremental expenses		(3.0)	(7.4)	(14.8)

Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	0.3	0.7	1.5
Interest effect on debt in LIBOR	Increase in LIBOR	(0.4)	(0.9)	(1.9)

Incremental expenses		(0.1)	(0.2)	(0.4)

Interest effect on debt in TIIE	Increase in TIIE	(0.1)	(0.3)	(0.7)

Incremental expenses		(0.1)	(0.3)	(0.7)

Interest effect on debt in SELIC	Increase in SELIC	(0.2)	(0.4)	(0.8)

Incremental expenses		(0.2)	(0.4)	(0.8)

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

The Company maintained the following allowances for doubtful accounts on trade receivables:

	2015	2014
Ipiranga	151,921	136,104
Ultragaz	28,136	24,140
Oxiteno	12,412	4,522
Extrafarma	5,376	11,067
Ultracargo	2,971	2,611

Total	200,816	178,444

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

The Company and its subsidiaries believe to have enough working capital to satisfy their current needs. The gross indebtedness due over the next twelve months totals R$ 1,515.7 million, including estimated interests on loans. Furthermore, the investment plan for 2016 totals R$ 1,809 million. As of December 31, 2015, the Company and its subsidiaries had R$ 3,506.2 million in cash, cash equivalents, and short-term financial investments (for quantitative information, see Notes 4 and 14).

The table below presents a summary of financial liabilities as of December 31, 2015 to be settled by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, these amounts may be different from the amounts disclosed on the balance sheet as of December 31, 2015.

In millions of Brazilian Reais
Financial liabilities	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans including future contractual interest (1) (2)	11,111.8	1,515.7	7,578.1	1,949.1	68.9
Currency and interest rate hedging instruments (3)	369.7	184.6	185.1	—	—
Trade payables	1,460.5	1,460.5	—	—	—

(1)	To calculate the estimated interest on loans some macroeconomic assumptions were used, including averaging for the period the following: (i) CDI of 16.4% p.a., (ii) exchange rate of the Real against the U.S. dollar of R$ 4.18 in 2016, R$ 4.67 in 2017, R$ 5.25 in 2018, R$ 5.90 in 2019 and R$ 6.64 in 2020, (iii) TJLP of 7.0% p.a. and (iv) IGP-M of 7.3% in 2016, 6.5% in 2017, 6.3% in 2018, 6.3% in 2019 and 6.3% in 2020 (source: BM&FBOVESPA, Bulletin Focus and financial institutions).
(2)	Includes estimated interest payments on short-term and long-term loans until the payment date.
(3)	The currency and interest rate hedging instruments were estimated based on projected U.S dollar futures contracts and the futures curve of DI x Pre contract quoted on BM&FBOVESPA on December 30, 2015 and on the futures curve of LIBOR (ICE—IntercontinentalExchange) on December 31, 2015. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Capital Management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, net debt / EBITDA, interest coverage, and indebtedness / equity ratios. Net debt is composed of cash, cash equivalents, and financial investments (see Note 4) and loans, including debentures (see Note 14). The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

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

As mentioned in the section “Risk Management and Financial Instruments – Governance”, the Committee monitors compliance with the risk standards established by the Policy through a risk map, including the use of hedging instruments, on a monthly basis. In addition, the internal audit department verifies the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments entered into by the Company and its subsidiaries:

Hedging instruments	Counterparty	Maturity	Notional amount(1)				Fair value		Amounts receivable	Amounts payable
			2015		2014		2015	2014	2015
							R$ million	R$ million	R$ million	R$ million
a –Exchange rate swaps receivable in U.S. dollars
Receivables in U.S. dollars (LIBOR)	Bradesco, BTMU, Itaú, JP		US$	350.0	US$	290.0	1,364.4	761.8	1,364.4	—
Receivables in U.S. dollars (Fixed)	Morgan,	Jan 2016 to	US$	334.5	US$	50.6	1,335.1	136.6	1,335.1	—
Payables in CDI interest rate	Santander, Scotiabank	Nov 2018	US$	(684.5)	US$	(340.6)	(2,225.1)	(749.1)	—	2,225.1

Total result				—		—	474.4	149.3	2,699.5	2,225.1

b.1 and b.2 – Exchange rate swaps payable in U.S. dollars + COUPON
Receivables in CDI interest rates	Bradesco, Citibank,		US$	7.9	US$	42.9	30.6	114.2	30.6	—
Payables in U.S. dollars (Fixed)	Itaú, Santander	Jan 2016 to	US$	(7.9)	US$	(42.9)	(32.3)	(115.6)	—	32.3

Total result		Mar 2016		—		—	(1.7)	(1.4)	30.6	32.3

c – Interest rate swaps in R$
Receivables in fixed interest rate	Itaú	Mar 2016 to	R$	27.5	R$	327.5	27.4	532.0	27.4	—
Payables in CDI interest rate		Aug 2016	R$	(27.5)	R$	(327.5)	(27.8)	(486.1)	—	27.8

Total result				—		—	(0.4)	45.9	27.4	27.8

d – Exchange rate swaps receivable in Euros
Receivables in Euros (Fixed)		—		—		€0.2	—	0.5	—	—
Payables in CDI interest rate				—		€(0.2)	—	(0.5)	—	—

Total result				—		—	—	—	—	—

Total gross result							472.3	193.8	2,757.5	2,285.2
Income tax							(86.0)	(36.7)	(86.0)	—

Total net result							386.3	157.1	2,671.5	2,285.2

Positive result (see Note 4)							433.7	164.5
Negative result (see Note 14)							(47.4)	(7.4)

(1)	In million. Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A.

Hedging instruments existing as of December 31, 2015 are described below, according to their category, risk, and hedging strategy:

a—Hedging against foreign exchange exposure of liabilities in foreign currency—The purpose of these contracts is (i) to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Brazilian Reais linked to CDI, (ii) firm commitments in U.S. dollars, changing them into debts or firm commitments in Reais indexed to the CDI and (iii) change a financial investment linked to the CDI and given as a guarantee to a loan in the U.S. dollar into a financial investment linked to the U.S. dollar. As of December 31, 2015, the Company and its subsidiaries had outstanding swap contracts totaling US$ 684.5 million in notional amount with a liability position, on average of 95.7% of CDI, of which US$ 334.5 million, on average, had an asset position at US$ + 1.31% p.a. and US$ 350.0 million had an asset position at US$ + LIBOR + 0.85% p.a. This amount includes US$ 440.0 million related to the fair value of hedging instruments of Ipiranga’ debt (see Notes 14.c and “hedge accounting” below) and US$ 151.4 million related to hedging instruments of cash flow of firm commitment (see “hedge accounting” below).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.1—Hedging against foreign exchange exposure of operations—The purpose of these contracts is to make the exchange rate of the revenues of subsidiaries Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials during their operating cycles. As of December 31, 2015, these swap contracts totaled US$ 7.9 million and, on average, had an asset position at 75.7% of CDI and a liability position at US$ + 0.0% p.a.

b.2—Hedging against foreign exchange exposure of net investments in foreign operations—The purpose of these contracts is to minimize the effect of exchange variation of investments in foreign subsidiaries with functional currencies different from the functional currency of the Company, turning them into investments in Brazilian Reais. As of December 31, 2015, the Company and its subsidiaries had no swap contracts.

c—Hedging against the interest rate fixed in local financing—The purpose of these contracts is to convert the interest rate on financing contracted in Brazilian Reais from fixed into floating. As of December 31, 2015 these swap contracts totaled R$ 27.5 million of notional amount corresponding to principal amount of related debt, and on average had an asset position at 8.0% p.a. and a liability position at 88.8% of CDI.

d—Hedging against the foreign currency exchange exposure of liabilities—The purpose of these contracts is offset the effect of exchange variation of debts or firm commitments in euro, turning them into debts or firm commitments in Reais indexed to the CDI. As of December 31, 2015, the Company and its subsidiaries had no swap contracts.

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

On December 31, 2015, the notional amount of foreign exchange hedging instruments designated as fair value hedge totaled US$ 440.0 million. In 2015, a gain of R$ 285.3 million related to the result of hedging instruments, a loss of R$ 4.6 million related to the fair value adjustment of debt, and a loss of R$ 403.2 million related to the financial expense of the debt were recognized in the income statements, transforming the average effective cost of the operation into 102.5% of CDI (see Note 14.c.1).

On December 31, 2015, the notional amount of exchange rate hedging instruments of firm commitments designated as cash flow hedges totaled US$ 151.4 million, and a gain of R$ 120.2 million was recognized through the income statement. On December 31, 2015, the balance of “Other comprehensive income” is R$ 6.3 million.

On December 31, 2015, the notional amount of exchange rate hedging instruments designated as hedges of net investment in a foreign operation relating to the portion of investments in entities which have functional currency different from the Real was zero. In 2015, a loss of R$ 31.3 million was recorded. The exchange rate on investment and the hedging instrument effects were offset in equity.

On December 31, 2015, the notional amount of interest rate hedging instruments totaled R$ 27.5 million, referring to the principal of the pre-fixed loans in Brazilian Reais. In 2015, a gain of R$ 2.0 million related to the result of hedging instruments, a loss of R$ 0.9 million related to the fair value adjustment of debt, and a loss of R$ 25.0 million related to the accrued interest rate of the debt were recognized in the income statement, transforming the average effective cost of the operations into 88.8% of CDI.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Gains (losses) on Hedging Instruments

The following tables summarize the value of gains (losses) recognized, which affected the shareholders’ equity and income in 2015, 2014 and 2013 of the Company and its subsidiaries:

	R$ million
	2015
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(143.1)	6.3
b – Exchange rate swaps payable in U.S. dollars (ii)	(2.2)	(31.3)
c – Interest rate swaps in R$ (iii)	1.1	—

Total	(144.2)	(25.0)

	R$ million
	2014
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(51.2)	—
b – Exchange rate swaps payable in U.S. dollars (ii)	6.6	(7.3)
c – Interest rate swaps in R$ (iii)	13.3	—

Total	(31.3)	(7.3)

	R$ million
	2013
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(26.9)	—
b – Exchange rate swaps payable in U.S. dollars (ii)	(4.8)	—
c – Interest rate swaps in R$ (iii)	51.9	—

Total	20.2	—

The table above: (i) does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars when this effect is offset in the gain or loss of the hedged item (debt/ firm commitments), (ii) considers the designation effect of foreign exchange hedging and (iii) considers the designation effect of interest rate hedging in Brazilian Reais.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Fair Value of Financial Instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, in 2015 and 2014, are stated below:

			2015		2014
	Category	Note	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Loans and receivables	4	192,016	192,016	133,296	133,296
Financial investments in local currency	Measured at fair value through profit or loss	4	2,497,903	2,497,903	2,690,638	2,690,638
Financial investments in foreign currency	Measured at fair value through profit or loss	4	12,974	12,974	3,435	3,435
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	790,969	790,969	892,065	892,065
Fixed-income securities and funds in local currency	Held to maturity	4	10,618	10,618	10,618	10,618
Fixed-income securities and funds in foreign currency	Available for sale	4	35,013	35,013	505,574	505,574
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	433,669	433,669	164,496	164,496

Total			3,973,162	3,973,162	4,400,122	4,400,122

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,715,405	1,715,405	1,132,644	1,132,644
Financing	Measured at amortized cost	14	4,846,649	4,686,178	4,904,248	4,878,005
Debentures	Measured at amortized cost	14	2,246,215	2,233,313	2,283,852	2,281,353
Finance leases	Measured at amortized cost	14	45,894	45,894	47,044	47,044
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	47,445	47,445	7,424	7,424
Subscription warrants – indemnification	Measured at fair value through profit or loss	3.a	112,233	112,233	92,072	92,072

Total			9,013,841	8,840,468	8,467,284	8,438,542

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair value of cash and bank deposit balances are identical to their carrying values.

•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the reporting period, which corresponds to their fair value.

•	Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the “yield curve” and, therefore, the Company believes their fair value corresponds to their carrying value.

•	The fair value calculation of LPG Inc.’s notes in the foreign market in 2014 was based on the quoted prices in an active market. In 2015 the notes were settled by LPG Inc. on the maturity date (see Note 14.b).

•	The subscription warrants – indemnification were measured based on the share price of Ultrapar (UGPA3) at the reporting date and are adjusted to the Company’s dividend yield, since the exercise is only possible starting in 2020 onwards and they are not entitled to dividends until then. The number of shares of subscription warrants – indemnification is also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. Due to the final adverse decision of some of these lawsuits, on December 31, 2015, the maximum number of shares that could be issued related to the subscription warrants – indemnification was up to 3,070,106 shares. For further information of the Extrafarma acquisition, see Note 3.a).

The fair value of other financial investments and financing was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of December 31, 2015 and 2014. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realizable in the current market.

Financial instruments were classified as loans and receivables or financial liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, (ii) financial investments classified as measured at fair value through profit or loss, (iii) financial investments that are classified as available for sale, which are measured at fair value through other comprehensive income (see Note 4), (iv) loans and financing measured at fair value through profit or loss (see Note 14), (v) guarantees to customers that have vendor arrangements (see Note 14.k), which are measured at fair value through profit or loss, and (vi) subscription warrants – indemnification, which are measured at fair value through profit or loss (see Note 3.a). The financial investments classified as held-to-maturity are measured at amortized cost. Cash, banks, and trade receivables are classified as loans and receivables. Trade payables and other payables are classified as financial liabilities measured at amortized cost.

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

The table below shows a summary of the financial assets and financial liabilities measured at fair value in the Company’s and its subsidiaries in 2015 and 2014:

	Category	Note	2015	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Cash and banks	Loans and receivables	4	192,016	192,016	—	—
Financial investments in local currency	Measured at fair value through profit or loss	4	2,497,903	2,497,903	—	—
Financial investments in foreign currency	Measured at fair value through profit or loss	4	12,974	12,974	—	—
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	790,969	790,969	—	—
Fixed-income securities and funds in local currency	Held to maturity	4	10,618	10,618	—	—
Fixed-income securities and funds in foreign currency	Available for sale	4	35,013	25,615	9,398	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	433,669	—	433,669	—

Total			3,973,162	3,530,095	443,067	—

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,715,405	—	1,715,405	—
Financing	Measured at amortized cost	14	4,686,178	—	4,686,178	—
Debentures	Measured at amortized cost	14	2,233,313	—	2,233,313	—
Finance leases	Measured at amortized cost	14	45,894	—	45,894	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	47,445	—	47,445	—
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	3.a	112,233	—	112,233	—

Total			8,840,468	—	8,840,468	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Category	Note	2014	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Cash and banks	Loans and receivables	4	133,296	133,296	—	—
Financial investments in local currency	Measured at fair value through profit or loss	4	2,690,638	2,690,638	—	—
Financial investments in foreign currency	Measured at fair value through profit or loss	4	3,435	3,435	—	—
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	892,065	892,065	—	—
Fixed-income securities and funds in local currency	Held to maturity	4	10,618	10,618	—	—
Fixed-income securities and funds in foreign currency	Available for sale	4	505,574	146,782	358,792	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	164,496	—	164,496	—

Total			4,400,122	3,876,834	523,288	—

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,132,644	—	1,132,644	—
Financing	Measured at amortized cost	14	4,878,005	707,281	4,170,724	—
Debentures	Measured at amortized cost	14	2,281,353	—	2,281,353	—
Finance leases	Measured at amortized cost	14	47,044	—	47,044	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	7,424	—	7,424	—
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	3.a	92,072	—	92,072	—

Total			8,438,542	707,281	7,731,261	—

(1)	Refers to subscription warrants issued by the Company in the Extrafarma acquisition. For further information of the Extrafarma acquisition, see Note 3.a).

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

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on BM&FBOVESPA as of December 31, 2015. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 5.49 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Brazilian Real against the likely scenario, according to the risk to which the hedged item is exposed.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Based on the balances of the hedging instruments and hedged items as of December 31, 2015, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the original balance in Brazilian Reais as of December 31, 2015 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	578,420	1,392,762	2,207,105
(2) Debts/firm commitments in dollars	appreciation	(578,426)	(1,392,789)	(2,207,152)

(1)+(2)	Net effect	(6)	(27)	(47)

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(728)	7,189	15,107
(4) Gross margin of Oxiteno	devaluation	728	(7,189)	(15,107)

(3)+(4)	Net effect	—	—	—

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais, the Company used the futures curve of the DI x Pre contract on BM&FBOVESPA as of December 30, 2015 for each of the swap and debt (hedged item) maturities, to determine the likely scenarios. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the likely scenario pre-fixed interest rate.

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

	Risk	Scenario I (likely)	Scenario II	Scenario III
Interest rate swap (in R$)
(1) Fixed rate swap—CDI	Decrease in	—	250	553
(2) Fixed rate financing	Pre-fixed rate	—	(250)	(553)

(1)+(2)	Net effect	—	—	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

31.	Commitments

a.	Contracts

Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its port facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products, as shown below:

Port	Minimum movement in tons per year	Maturity
Aratu	100,000	2016
Aratu	900,000	2022
Suape	250,000	2027
Suape	400,000	2029

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of December 31, 2015, these rates were R$ 6.99 per ton for Aratu and R$ 2.90 per ton for Suape. The subsidiary has met the minimum cargo movement required since the beginning of the contractual agreements.

Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. which establishes a minimum annually consumption level of ethylene, calculated quarterly, and conditions for the supply of ethylene until 2021. The minimum purchase commitment clause provided for a minimum annual consumption of 190 thousand tons and a maximum of 205 thousand tons in 2015. The minimum purchase commitment and the actual demand accumulated to December 31, 2015 and 2014, expressed in tons of ethylene, are shown below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased. The minimum purchase commitment for the 4th quarter of 2015 was revised to adapt the interests of Braskem S.A. and of Oxiteno Nordeste, with no pending issues.

	Minimum purchase commitment(*)		Accumulated demand (actual)
In tons of ethylene	2015	2014	2015	2014
1st quarter	37,743	52,048	44,352	52,196
2nd quarter	46,596	48,450	51,112	48,450
3rd quarter	47,890	51,225	48,507	51,225
4th quarter	47,890	53,353	41,950	53,353

Total	180,119	205,076	185,921	205,224

(*)	Adjusted for scheduled shutdowns in Braskem S.A. during the periods.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Subsidiary Oxiteno S.A. has a supply agreement with Braskem S.A., valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. The minimum purchase commitment and the actual demand accumulated to December 31, 2015 and 2014, expressed in tons of ethylene, are shown below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 30% of the current ethylene price for the quantity not purchased. In agreement with Braskem S.A., in the fisrt semester of 2015 the ethylene volume acquired jointly by Oxiteno S.A and Oxiteno Nordeste was considered for minimum purchase commitment purposes. Thus, the subsidiary met the minimum purchase required in the agreement.

	Minimum purchase commitment(*)		Accumulated demand (actual)
In tons of ethylene	2015	2014	2015	2014
1st semester	20,101	22,050	17,669	22,085
2nd semester	17,376	17,017	19,482	17,169

Total	37,477	39,067	37,151	39,254

(*)	Adjusted for scheduled shutdowns in Braskem S.A. during the periods.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Insurance Coverage in Subsidiaries

The Company maintains appropriate insurance policies with the objective of covering several risks to which it is exposed, including loss of profits, losses and damage from fire, lightning, explosion of any kind, gale, aircraft crash, electric damage, and other risks, covering the industrial plants and distribution bases and branches of all subsidiaries. The maximum compensation values based on the risk analysis of maximum possible losses of certain locations are shown below:

Maximum compensation value(*)
Oxiteno	US$ 1,062
Ipiranga	R$ 769
Ultracargo	R$ 550
Ultragaz	R$ 300
Extrafarma	R$ 125

(*)	In millions. In accordance with policy conditions.

The General Liability Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sale of products and services.

The Company maintains liability insurance policies for directors and executive officers (D&O) to indemnify the members of the Board of Directors, fiscal council and executive officers of Ultrapar and its subsidiaries (“Insured”) in the total amount of US$ 50 million, which cover any of the Insured liabilities resulting from wrongful acts, including any act or omission committed or attempted, except if the act, omission or the claim is consequence of gross negligence or willful misconduct.

In addition, group life and personal accident, health and national and international transportation and other insurance policies are also maintained.

The coverage and limit of the insurance policies are based on a careful study of risks and losses conducted by independent insurance advisors. The type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Operating Lease Contracts

Subsidiaries Cia. Ultragaz, Tequimar, Serma, and Oxiteno S.A. have operating lease contracts for the use of IT equipment. These contracts have terms of 36 and 45 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option. Subsidiaries Cia. Ultragaz and Bahiana have operating lease contracts related to vehicles in their fleet. These contracts have terms of 24 to 60 months and there is no purchase option. The future disbursements (installments), assumed under these contracts, amount approximately to:

	Up to 1 year	Between 1 and 5 years	More than 5 years	Total
2015	19,212	29,319	—	48,531

The subsidiaries IPP, Extrafarma, and Cia. Ultragaz have operating lease contracts related to land and building of service stations, drugstores, and stores, respectively. The future disbursements and receipts (installments), arising from these contracts, amount approximately to:

		Up to 1 year	Between 1 and 5 years	More than 5 years	Total
2015	payable	95,476	271,286	140,179	506,941
	receivable	(48,913)	(150,594)	(73,221)	(272,728)

The expense recognized in 2015 for operating leases was R$ 100,522 (R$ 72,969 in 2014 and R$ 41,013 in 2013), net of sublease income.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

32.	Ultracargo – Fire accident in Santos

On April 2, 2015, part of the storage facilities operated by Ultracargo in Santos, in the State of São Paulo, endured a nine-day fire accident surrounding six ethanol and gasoline tanks. The six tanks represented 4% of Ultracargo’s overall capacity in Brazil as of December 31, 2014. There were no casualties and the cause of such accident and its impacts are still being investigated, including the extent of operational losses, damage to assets, potential environmental damages (see Note 20.b.2.2) and other liabilities and reputational harm. The Company maintains insurance policies to cover certain risks to which the subsidiaries are exposed (see Note 31.b).

On April 9, 2015, the Santos municipal government suspended Ultracargo’s activities in that city. Ultracargo’s operations in Santos comprise two separate areas. On April 27, 2015, the municipal government granted Ultracargo the authorization to resume its operations in the area not affected by the accident as published in the Santos Official Gazette (Diário Oficial de Santos). The operations corresponding to 185 thousand cubic meters capacity, or 22.5% of Ultracargo’s overall capacity in Brazil, are still suspended.

Ultracargo started the implementation of the decommissioning plan, which is the removal of equipments and structures of the terminal affected by the fire. This process will allow the experts of the Criminalistics Institute to conclude their work and the assessment to determine the causes of the incident.

According to its services contracts with clients, Ultracargo has the obligation to hire insurance coverage and any indemnification will be paid by the insurer, according to the respective insurer’s analysis and processing terms for the insurance adjustment. Therefore, Ultracargo has not accrued any indemnification obligation to customers as of December 31, 2015. The amounts pleaded by customers relating to losses of assets and certain logistics costs as of December 31, 2015 total R$ 164,892. Such amounts are covered by insurance and their adjustment process is underway. Its completion and the indemnification payments from insurers to clients or to Ultracargo are subject to the conclusion of the Criminalistics Institute assessment, and are not expected to materially affect the results of the Company.

In addition, lawsuits and extrajudicial claims for third-party indemnification, claiming damages, presented until the date of these financial statements, will be entitled to insurance coverage and are being analyzed by the insurers. The amounts of contingent liabilities relating to lawsuits and extrajudicial claims is R$ 93,691 and R$ 33,582, respectively.

Finally, Ultracargo pleaded advances related to expenses with rescue/containment and business interruption, which are being adjusted by the insurers, in the amounts of R$ 50,818 and R$ 40,453, respectively. The Company has not recognized such contingent assets as of December 31, 2015.

In March 2016, Ultracargo received advances relating to certain rescue and containment expenses from the insurers in the amount of R$ 29,751. Additionally, in March 2016, Ultracargo paid advances to a customer in the amount of R$ 30,000.

33.	Financial information for subsidiary guarantors and non-guarantor subsidiaries

Ultrapar (Company) and Oxiteno S.A. (a wholly-owned subsidiary of Ultrapar) were guarantors of LPG Inc. obligation in connection with the issuance of registered notes. The guarantees were full and unconditional and were joint and several. Until 2014, the Company presented, pursuant to Rule 3-10 of Regulation S-X, condensed consolidated financial information of the issuer, guarantors and non-guarantor subsidiaries.

As disclosed in the Note 14.b), the Notes in the Foreign Market were settled by LPG Inc. on the maturity date, December 2015. Thus, the Company is not presenting the condensed consolidated financial information of the issuer, guarantors and non-guarantor subsidiaries.

34.	Subsequent event

Loan agreement

In February 2016, Oxiteno USA entered into a loan agreement in the amount of US$40 million, due in February 2021 and bearing interest of LIBOR + 3% p.a., paid quarterly. The loan is guaranteed by Ultrapar and the subsidiary Oxiteno Nordeste and the proceeds of this loan will be used to fund the construction of a new alcoxylation plant in the state of Texas.