Form 20-F
period 2016-12-31
ULTRAPAR HOLDINGS INC
filed 2017-04-28
CIK 1094972

As filed with the Securities and Exchange Commission on April 28, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

São Paulo, SP, Brazil 01317-910

Telephone: 55 11 3177 3820

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

The number of outstanding shares of each class as of December 31, 2016.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulations S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☒  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer  ☒                    Accelerated Filer  ☐

Non-accelerated Filer  ☐                        Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.    ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

•	Ultragaz is the leader in LPG distribution in Brazil, which is one of the largest markets worldwide. Ultragaz had a 23.8% market share as of December 31, 2016 according to ANP and was one of the largest independent LPG distributors in the world in terms of volume sold. As of December 31, 2016, we delivered LPG to an estimated 11 million households through a network of approximately 5,800 independent retailers in the bottled segment and to approximately 52 thousand customers in the bulk segment.

•	Ipiranga was the second largest fuel distributor in Brazil in 2016, with, as of December 31, 2016, a network of 7,563 service stations and 20.4% market share as of December 31, 2016 according to ANP. See “Item 4.B. Information on the Company — Business Overview — Fuel Distribution — Ipiranga — Competition.”

•	Oxiteno is one of the largest producers of ethylene oxide and its main derivatives in Latin America, a major producer of specialty chemicals and the sole producer of fatty-alcohols and related by-products in Latin America, according to IHS Chemical. Oxiteno has twelve industrial units: six in Brazil, three in Mexico, one in the United States, one in Uruguay and one in Venezuela and commercial offices in Argentina, Belgium, China and Colombia.

•	Ultracargo has a leading position in its sector, being the largest provider of liquid bulk storage in Brazil in terms of number of terminals and storage capacity, with six terminals and a storage capacity of 629 thousand cubic meters as of December 31, 2016.

•	Extrafarma is one of the leading drugstore chains in the North and Northeast of Brazil, with 315 drugstores and 2 distribution centers as of December 31, 2016.

References in this annual report to “Ultrapar”, “we”, “our”, “us” and “the Company” are to Ultrapar Participações S.A. and its consolidated subsidiaries (unless the context otherwise requires). In addition, all references in this annual report to:

•	“ABIHPEC” are to Associação Brasileira da Indústria de Higiene Pessoal, Perfumaria e Cosméticos, the Brazilian association of personal care products;

•	“ABIQUIM” are to Associação Brasileira da Indústria Química, the Brazilian association of chemical industries;

•	“ABRAFARMA” are to Associação Brasileira de Redes de Farmácias e Drogarias, the Brazilian association of pharmacy and drugstore chains;

•	“ABTL” are to Associação Brasileira de Terminais de Líquidos, the Brazilian association of liquid bulk terminal operators;

•	“ADSs” are to our American Depositary Shares, each representing (i) one common share, with respect to any period on or after August 17, 2011; or (ii) one non-voting preferred share, with respect to any period prior to August 17, 2011;

•	“Ale” are to Alesat Combustíveis S.A.;

•	“am/pm” are to Ipiranga’s convenience stores franchise network that operate under the brand am/pm, managed by am/pm Comestíveis Ltda.;

•	“American Chemical” are to American Chemical I.C.S.A., a company that was acquired by Oxiteno in November 2012, currently Oxiteno Uruguay;

•	“ANFAVEA” are to Associação Nacional dos Fabricantes de Veículos Automotores, the Brazilian association of vehicle producers;

•	“ANP” are to the Agência Nacional do Petróleo, Gás Natural e Biocombustíveis, the Brazilian oil, natural gas and biofuels regulatory agency;

•	“ANVISA” are to the Agência Nacional de Vigilância Sanitária, the Brazilian health surveillance agency;

•	“Aqces” are to Aqces Logística Internacional Ltda.;

•	“Arch Andina” are to Arch Química Andina, C.A., a company that was acquired by Oxiteno in September 2007, currently Oxiteno Andina;

•	“BM&FBOVESPA” are to the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros, the São Paulo Stock Exchange;

•	“Braskem” are to Braskem S.A.;

•	“Brazil” are to the Federative Republic of Brazil;

•	“Brazilian Corporate Law” are to Law No. 6,404 enacted in December 1976, as amended by Law No. 9,457 enacted in May 1997, by Law No. 10,303 enacted in October 2001, by Law No. 11,638 enacted in December 2007, by Law No. 11,941 enacted in May 2009, and by Law No. 12,431 enacted in June 2011;

•	“Brazilian GAAP” are accounting practices adopted in Brazil that comprise the Brazilian Corporate Law and the Pronouncements, Guidelines and Interpretations issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”);

•	“Brazilian government” are to the federal government of the Federative Republic of Brazil;

•	“CADE” are to Conselho Administrativo de Defesa Econômica, the Brazilian Antitrust Authority;

•	“Canamex” are to the chemical business formerly owned by the Berci Group, a company that was acquired by Oxiteno in December 2003, currently Oxiteno Mexico;

•	“CBL” are to Chevron Brasil Ltda. (currently IPP), a former subsidiary of Chevron that, together with Galena, held Texaco;

•	“CBPI” are to Companhia Brasileira de Petróleo Ipiranga, a company that was merged into IPP in November 2009;

•	“CDI” are to the Brazilian money market interest rate (Certificados de Depósito Interbancário);

•	“Central Bank” are to the Banco Central do Brasil, the Brazilian central bank;

•	“Chevron” are to Chevron Latin America Marketing LLC and Chevron Amazonas LLC;

•	“Chevron Lub” are to Chevron Brasil Lubrificantes Ltda.;

•	“Cia. Ultragaz” are to Companhia Ultragaz S.A.;

•	“Code” are to the U.S. Internal Revenue Code of 1986, as amended;

•	“ConectCar” are to ConectCar Soluções de Mobilidade Eletrônica S.A., a joint venture initially formed by Ipiranga and OTP (Odebrecht Transport S.A.), which started its operations in November 2012. In January 2016, Redecard S.A. acquired OTP’s interest in ConectCar;

•	“Conversion” are to the conversion of all preferred shares issued by the company into common shares, at a ratio of 1 (one) preferred share for 1 (one) common share, as approved at the extraordinary general shareholders’ meeting and the special preferred shareholders’ meeting, both held on June 28, 2011;

•	“CVM” are to Comissão de Valores Mobiliários, the Securities and Exchange Commission of Brazil;

•	“ICVM 527/12” are to CVM Instruction No. 527/12, issued by CVM on October 4, 2012, which governs the voluntary disclosure by listed companies in Brazil of EBITDA — Earnings Before Interest, Taxes, Depreciation and Amortization, and EBIT— Earnings Before Interest and Taxes, for the results disclosed from January 1, 2013 onwards;

•	“Deposit Agreement” are to the Deposit Agreement between Ultrapar Participações S.A. and the Bank of New York Mellon, dated September 16, 1999, and all subsequent amendments thereto;

•	“DNP” are to Distribuidora Nacional de Petróleo Ltda., a company that was acquired by Ipiranga in October 2010 and was merged into IPP in February 2011;

•	“DPPI” are to Distribuidora de Produtos de Petróleo Ipiranga S.A., a company that was merged into CBPI in December 2008;

•	“EMCA” are to Empresa Carioca de Produtos Químicos S.A.;

•	“Extrafarma” are to Imifarma Produtos Farmacêuticos e Cosméticos S.A.;

•	“Extrafarma Transaction” are to the merger of Extrafarma with Ultrapar on January 31, 2014, as described in “Item 4.A. Information on the Company — History and Development of the Company — Extrafarma Transaction”;

•	“FGTS” are to Fundo de Garantia do Tempo de Serviço, the Brazilian government severance indemnity fund;

•	“Galena” are to Sociedade Anônima de Óleo Galena Signal, a former subsidiary of Chevron that, together with CBL, held Texaco;

•	“IAS” are to International Accounting Standard;

•	“IFRS” are to International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IASB”);

•	“IGP-M” are to General Index of Market Prices of Brazilian inflation, calculated by the Getulio Vargas Foundation;

•	“IMS Health” are to IMS Health Holdings, Inc.;

•	“Ipiranga” are to Ultrapar’s subsidiaries that operate in the fuel distribution business and related activities;

•	“Ipiranga Group” are to RPR, DPPI, CBPI, Ipiranga Química S.A. (“IQ”), Ipiranga Petroquímica S.A. (“IPQ”), Companhia Petroquímica do Sul S.A. (“Copesul”) and their respective subsidiaries prior to their sale to Ultrapar, Petrobras and Braskem;

•	“Ipiranga Group SPA” are to the Share Purchase Agreement entered into and among Ultrapar, with the consent of Petrobras and Braskem, and the Key Shareholders on March 18, 2007;

•	“Ipiranga Group Transaction Agreements” are to agreements related to the acquisition of Ipiranga Group by Ultrapar, Petrobras and Braskem. Each Ipiranga Group Transaction Agreement is incorporated by reference to Exhibits 2.5, 2.6, 2.7, 4.4, 4.5, 4.6 and 4.7 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007;

•	“IPP” are to Ipiranga Produtos de Petróleo S.A., formerly CBL;

•	“IRS” are to U.S. Internal Revenue Service;

•	“Key Shareholders” are to Ipiranga Group’s former controlling shareholders prior to the closing of the Ipiranga Group SPA;

•	“Latin America” are to countries in America other than the United States and Canada;

•	“Liquigás” are to Liquigás Distribuidora S.A.;

•	“LPG” are to liquefied petroleum gas;

•	“LPG International” are to LPG International Inc.;

•	“Maxfácil” are to Maxfácil Participações S.A., a company that was split between the partners in proportion to their shareholdings and subsequently merged by each partner in November 2012;

•	“Northern Distribution Business” are to former CBPI’s fuel and lubricant distribution businesses located in the North, Northeast and Midwest regions of Brazil;

•	“Novo Mercado” are to Novo Mercado listing segment of BM&FBOVESPA;

•	“NYSE” are to the New York Stock Exchange;

•	“Oleoquímica” are to Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.;

•	“Oxiteno” are to Oxiteno S.A. – Indústria e Comércio, our wholly-owned subsidiary and its subsidiaries that produce ethylene oxide and its principal derivatives, fatty alcohols and other specialty chemicals;

•	“Oxiteno Andina” are to the business of Oxiteno carried out in Venezuela;

•	“Oxiteno Mexico” are to the business of Oxiteno carried out in Mexico;

•	“Oxiteno Nordeste” are to Oxiteno Nordeste S.A. Indústria e Comércio;

•	“Oxiteno Overseas” are to Oxiteno Overseas Co.;

•	“Oxiteno Uruguay” are to the business of Oxiteno carried out in Uruguay;

•	“Oxiteno USA” are to the business of Oxiteno carried out in the United States;

•	“Petrobras” are to Petrobras – Petróleo Brasileiro S.A.;

•	“Petrochemical Business” are to IQ, IPQ and IPQ’s stake in Copesul;

•	“PFIC” are to passive foreign investment company;

•	“PIS and COFINS taxes” are to Programa de Integração Social (Integration Program Taxes) and Contribuição para o Financiamento da Securidade Social (Contribution for the Financing of Social Security Taxes), respectively;

•	“Real”, “Reais” or “R$” are to Brazilian Reais, the official currency of Brazil;

•	“Repsol” are to Repsol Gás Brasil S.A., a company that was acquired by Ultragaz in October 2011 and was merged into Cia. Ultragaz in December 2012;

•	“RPR” are to Refinaria de Petróleo Riograndense S.A. (formerly Refinaria de Petróleo Ipiranga S.A.), a joint venture owned by Petrobras, Braskem and Ultrapar;

•	“SBP” are to Sociedade Brasileira de Participações Ltda., a company that was merged into IPP in August 2009;

•	“SEC” are to the U.S. Securities and Exchange Commission;

•	“Securities Act” are to the U.S. Securities Act of 1933, as amended;

•	“Selic” are to the Brazilian base interest rate;

•	“Serma” are to Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos, our wholly owned company, responsible for providing IT services to Ultrapar;

•	“Share Exchange” are to the exchanges of RPR’s, DPPI’s and CBPI’s preferred shares and any remaining common shares for Ultrapar’s preferred shares in connection with the acquisition of Ipiranga Group;

•	“Sindicom” are to the Brazilian association of fuel distributors;

•	“Sindigás” are to the Brazilian association of LPG distributors;

•	“Sindusfarma” are to Sindicato da Indústria de Produtos Farmacêuticos no Estado de São Paulo, the Brazilian association of the industry of pharmaceutical products in the state of São Paulo;

•	“Southern Distribution Business” are to Ipiranga Group’s fuel and lubricant distribution businesses located in the South and Southeast regions of Brazil and their related activities;

•	“STF” are to Supremo Tribunal Federal, the Brazilian Supreme Federal Court;

•	“SUDENE” are to Superintendência do Desenvolvimento do Nordeste, the development agency of the Northeast of Brazil;

•	“Temmar” are to Terminal Marítimo do Maranhão S.A., a company that was acquired by Ultracargo in August 2012 and was merged into Tequimar in December 2013;

•	“Tequimar” are to Terminal Químico de Aratu S.A., Ultrapar’s subsidiary that operates in the liquid bulk storage segment;

•	“Texaco” are to the Texaco-branded fuels marketing business in Brazil, previously carried-out by CBL and Galena, companies that were acquired by Ipiranga in March 2009;

•	“Tropical” are to Tropical Transportes Ipiranga Ltda.;

•	“TRR” are to Retail Wholesale Resellers, specialized resellers in the fuel distribution;

•	“Ultra S.A.” are to Ultra S.A. Participações, a holding company owned by members of the founding family and senior management of Ultrapar. Ultra S.A. is the largest shareholder of Ultrapar, holding 22% of its total capital stock. Prior to the Conversion, Ultra S.A. owned 66% of the voting capital of Ultrapar;

•	“Ultracargo” are to Ultracargo Operações Logísticas e Participações Ltda., our wholly owned subsidiary and its subsidiaries that provide storage, handling and logistics services for liquid bulk cargo;

•	“Ultragaz” are to Ultrapar’s subsidiaries that operate in the distribution of LPG;

•	“União Terminais” are to União Terminais e Armazéns Gerais Ltda., a company that was merged into Tequimar in December 2008;

•	“União Vopak” are to União Vopak Armazéns Gerais Ltda., a joint venture in which Ultracargo has a 50% stake;

•	“Unipar” are to União das Indústrias Petroquímicas S.A.;

•	“U.S. Holder” has the meaning given in “Item 10. Additional Information – E. Taxation – U.S. Federal Income Tax Considerations”;

•	“US$”, “dollar”, “dollars” or “U.S. dollars” are to the United States dollar; and

•	“2014 Ultra S.A. Shareholders’ Agreement” has the meaning given in “Item 4.A. Information on the Company — History and Development of the Company”, “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders” and “Item 10. Additional Information — Material Contracts”.

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

PRESENTATION OF FINANCIAL INFORMATION

Our audited consolidated financial statements included in Item 18 were prepared in accordance with IFRS and include our consolidated balance sheets as of December 31, 2016 and 2015 and the related consolidated income statements, statements of comprehensive income, changes in equity and statement of cash flows for the years ended December 31, 2016, 2015 and 2014, as well as notes thereto.

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

On April 20, 2017 the exchange rate for Reais into U.S. dollars was R$3.145 to US$1.00, based on the commercial selling rate as reported by the Central Bank. The commercial selling rate was R$3.259 to US$1.00 on December 31, 2016, and R$3.905 to US$1.00 on December 31, 2015. The Real/dollar exchange rate fluctuates widely, and the current commercial selling rate may not be indicative of future exchange rates. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates” for information regarding exchange rates for the Brazilian currency. Solely for the convenience of the reader, we have translated some amounts included in “Item 3.A. Key Information — Selected Consolidated Financial Information” and elsewhere in this annual report from Reais into U.S. dollars using the commercial selling rate as reported by the Central Bank at December 31, 2016 of R$3.259 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. Such translations should not be construed as representations that the Real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

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

We have selected the following consolidated financial data from our audited consolidated financial statements, for the periods indicated. You should read our selected consolidated financial data in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto included in this annual report. Our consolidated financial statements are prepared in Reais and in accordance with IFRS. The consolidated balance sheets as of and for the years ended December 31, 2016 and 2015 and the consolidated income statements and cash flows as of and for the years ended December 31, 2016, 2015 and 2014 are derived from our audited consolidated financial statements included in this annual report. See “Presentation of Financial Information” and “Item 5.A. Operating and Financial Review and Prospects — Operating Results — Critical accounting policies.” The following table presents our selected financial information in accordance with IFRS at the dates and for each of the periods indicated.

	Years Ended December 31
	2016(1)	2016	2015	2014	2013	2012
	(in millions, except per share data)
Income statements data:	US$	R$	R$	R$	R$	R$
Net revenue from sales and services	23,734.5	77,353.0	75,655.3	67,736.3	60,940.2	53,868.9
Cost of products and services sold	(21,583.5)	(70,342.7)	(68,933.7)	(62,304.6)	(56,165.4)	(49,768.1)

Gross profit	2,151.0	7,010.2	6,721.6	5,431.7	4,774.9	4,100.8
Operating income (expenses)
Selling and marketing	(813.6)	(2,651.5)	(2,516.6)	(2,158.7)	(1,756.4)	(1,579.6)
General and administrative	(443.6)	(1,445.9)	(1,321.3)	(1,130.3)	(1,012.3)	(891.1)
Gain (loss) on disposal of property, plant and equipment and intangibles	(1.9)	(6.1)	27.3	37.0	40.3	3.7
Other operating income, net	61.1	199.0	50.6	106.9	97.6	74.1
Operating income before financial income (expenses) and share of profit of joint ventures and associates	952.9	3,105.7	2,961.5	2,286.6	2,144.0	1,707.9
Financial income	157.5	513.2	426.4	366.0	240.6	208.2
Financial expenses	(416.0)	(1,355.8)	(1,129.8)	(811.4)	(578.2)	(478.5)
Share of profit (loss) of joint ventures and associates	2.3	7.5	(10.9)	(16.5)	(5.0)	10.5
Income before income and social contribution taxes	696.7	2,270.6	2,247.3	1,824.7	1,801.4	1,448.0
Income and social contribution taxes
Current	(276.0)	(899.4)	(802.0)	(615.1)	(534.5)	(356.3)
Deferred	30.8	100.5	(14.8)	(21.7)	(91.0)	(108.4)
Taxes incentives	30.3	98.9	82.4	63.4	52.8	43.4
	(214.8)	(700.0)	(734.3)	(573.5)	(572.7)	(421.3)
Net income for the year	481.9	1,570.6	1,513.0	1,251.2	1,228.7	1,026.8
Net income for the year attributable to:
Shareholders of the Company	479.1	1,561.6	1,503.5	1,241.6	1,225.1	1,019.9
Non-controlling interests in subsidiaries	2.8	9.0	9.5	9.7	3.6	6.9
Earnings per share(2)
Basic	0.89	2.88	2.76	2.28	2.29	1.91
Diluted	0.88	2.86	2.74	2.26	2.28	1.90
Dividends per share	0.51	1.67	1.60	1.42	1.37	1.17
Other financial data
Cash flows from operating activities	771,3	2,513.7	3,201.7	2,650.7	2,120.7	2,443.7
Cash flows from investing activities	(567.3)	(1,848.8)	(801.8)	(1,540.2)	(1,287.9)	(1,565.0)
Cash flows from financing activities	284.9	928.4	(2,520.7)	(539.3)	(578.9)	(622.7)
Depreciation and amortization(3)	338.6	1,103.5	1,002.6	887.8	778.9	693.1
EBITDA(4)	1,293.8	4,216.7	3,953.3	3,157.9	2,918.0	2,411.4
Net debt(5)	(1,753.6)	(5,715.3)	(4,928.4)	(3,975.1)	(3,425.9)	(3,084.0)
Number of common shares (in thousands)(6)	556,405.1	556,405.1	556,405.1	556,405.1	544,384.0	544,384.0

(1)	The figures in Reais for December 31, 2016 have been converted into U.S. dollars using the exchange rate of US$1.00 = R$3.259, which is the commercial rate reported by the Central Bank on that date. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this annual report as a statement that the amounts in Reais currently represent such values in U.S. dollars. Additionally, you should not interpret such conversions as statements that the amounts in Reais have been, could have been or could be converted into U.S. dollars at this or any other foreign exchange rates. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates.”
(2)	Earnings per share are calculated based on the net income attributable to Ultrapar’s shareholders and the weighted average shares outstanding during each of the years presented.
(3)	Represents depreciation and amortization expenses included in cost of products and services sold and in selling, marketing, general and administrative expenses.
(4)	EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented in this document in accordance with ICVM 527/12 and represents our net income before (i) income and social contribution taxes, (ii) net financial expense (income) and (iii) depreciation and amortization. The purpose of including EBITDA information is to provide a measure used by management for internal assessment of our operating results, and because a portion of our employee profit sharing plan is linked directly or indirectly to EBITDA performance. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. We also calculate EBITDA in connection with covenants related to some of our financing, as described in Note 14 to our consolidated financial statements. We believe EBITDA allows a better understanding not only of our financial performance but also of our capacity of meeting the payment of interest and principal from our debt and of obtaining resources for our investments and working capital. Our definition of EBITDA may differ from, and, therefore, may not be comparable with similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because EBITDA excludes net financial expense (income), income and social contribution taxes and depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income and social contribution taxes, depreciation and amortization. EBITDA is not a measure of financial performance under IFRS, and it should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expense (income), income and social contribution taxes, depreciation and amortization. The tables below provide a reconciliation of net income and operating income to EBITDA for Ultrapar and a reconciliation of operating income to EBITDA for Ultragaz, Ipiranga, Oxiteno and Ultracargo for the years ended December 31, 2016, 2015, 2014, 2013 and 2012, and the reconciliation of operating income to EBITDA for Extrafarma for the year ended December 31, 2016 and 2015, and for 2014, related to the period from February 1 to December 31, 2014:

	Ultrapar
	Reconciliation of net income to EBITDA
	Years ended December 31
	2016	2015	2014	2013	2012
	(in millions of Reais)
Net income	1,570.6	1,513.0	1,251.2	1,228.7	1,026.8
Depreciation and amortization	1,103.5	1,002.6	887.8	778.9	693.1
Net financial expenses	842.6	703.3	445.4	337.6	270.3
Income and social contribution taxes	700.0	734.3	573.5	572.7	421.3

EBITDA(4)	4,216.7	3,953.3	3,157.9	2,918.0	2,411.4

	Ultrapar
	Reconciliation of operating income to EBITDA
	Years ended December 31
	2016	2015	2014	2013	2012
	(in millions of Reais)
Operating income before financial income (expenses) and share of profit (loss) of joint-ventures and associates	3,105.7	2,961.5	2,286.6	2,144.0	1,707.9
Depreciation and amortization	1,103.5	1,002.6	887.8	778.9	693.1
Share of profit (loss) of joint-ventures and associates	7.5	(10.9)	(16.5)	(5.0)	10.5

EBITDA(4)	4,216.7	3,953.3	3,157.9	2,918.0	2,411.4

	Ultragaz
	Reconciliation of operating income to EBITDA
	Years ended December 31
	2016	2015	2014	2013	2012
	(in millions of Reais)
Operating income before financial income (expenses) and share of profit (loss) of associates	288.4	213.9	169.0	147.0	114.3
Depreciation and amortization	158.2	143.2	136.4	133.5	131.4
Share of profit (loss) of associates	(0.0)	(0.1)	0.2	0.0	0.0

EBITDA(4)	446.6	357.0	305.5	280.5	245.7

	Oxiteno
	Reconciliation of operating income to EBITDA
	Years ended December 31
	2016	2015	2014	2013	2012
	(in millions of Reais)
Operating income before financial income (expenses) and share of profit (loss) of associates	308.2	579.5	264.2	308.6	228.8
Depreciation and amortization	149.7	158.3	138.5	131.9	123.1
Share of profit (loss) of associates	1.0	2.0	1.0	0.1	(0.1)

EBITDA(4)	458.9	739.8	403.7	440.6	351.8

	Ultracargo
	Reconciliation of operating income to EBITDA
	Years ended December 31
	2016	2015	2014	2013	2012
	(in millions of Reais)
Operating income (expense) before financial income (expenses) and share of profit of joint-ventures and associates	127.9	(16.1)	117.3	108.9	105.5
Depreciation and amortization	43.4	41.7	49.4	47.3	36.6
Share of profit of joint-ventures and associates	(0.0)	0.7	0.2	1.3	0.6

EBITDA(4)	171.2	26.3	166.9	157.5	142.7

	Ipiranga
	Reconciliation of operating income to EBITDA
	Years ended December 31
	2016	2015	2014	2013	2012
	(in millions of Reais)
Operating income before financial income (expenses) and share of profit of associates	2,383.6	2,154.6	1,758.1	1,574.7	1,254.4
Depreciation and amortization	695.7	612.7	529.0	454.2	390.7
Share of profit of joint-ventures and associates	1.2	1.5	1.0	0.8	7.4

EBITDA(4)(8)	3,080.5	2,768.8	2,288.0	2,029.6	1,652.6

	Extrafarma
	Reconciliation of operating income to EBITDA
	Years ended December 31
	2016	2015	2014(7)	2013	2012
	(in millions of Reais)
Operating income (expense) before financial income (expenses)	(5.6)	5.0	16.9
Depreciation and amortization	42.7	23.7	12.8

EBITDA(4)	37.1	28.7	29.8	—	—

The reconciliation of EBITDA to cash flows from operating activities for the years ending December 31, 2016, 2015, 2014, 2013 and 2012 is presented in the table below:

	2016	2015	2014	2013	2012
	(in millions of Reais)
Net income for the year	1,570.6	1,513.0	1,251.2	1,228.7	1,026.8
Adjustments to reconcile net income to EBITDA:
Depreciation and amortization	1,103.5	1,002.6	887.8	778.9	693.1
Net financial expenses	842.6	703.3	445.4	337.6	270.3
Income and social contribution taxes	700.0	734.3	573.5	572.7	421.3

EBITDA(4)	4,216.7	3,953.3	3,157.9	2,918.0	2,411.4

Adjustments to reconcile EBITDA to cash provided by operating activities:
Financial result that affected the cash flow from operating activities	(78.8)	879.2	519.4	274.5	345.2
Current income and social contribution taxes	(899.4)	(802.0)	(615.1)	(534.5)	(356.3)
Tax incentives (income and social contribution taxes)	98.9	82.4	63.4	52.8	43.4
PIS and COFINS credits on depreciation	12.6	12.1	12.7	12.4	11.6
Assets retirement obligation	(2.8)	(3.9)	(4.0)	(5.4)	(2.5)
Others	0.1	0.3	(14.5)	(31.1)	(2.9)
(Increase) decrease in current assets
Trade receivables	(326.7)	(615.4)	(212.3)	(8.4)	(247.8)
Inventories	(263.0)	(615.4)	(184.3)	(298.9)	48.5
Recoverable taxes	87.0	(60.1)	(106.8)	(2.0)	(4.5)
Other receivables	(309.7)	13.6	(8.2)	1.1	1.3
Prepaid expenses	(40.0)	(14.2)	8.1	(11.4)	(10.6)
Increase (decrease) in current liabilities
Trade payables	249.1	181.0	192.1	(328.8)	198.3
Salaries and related charges	(41.6)	109.7	(19.6)	45.1	(18.4)
Taxes payable	2.2	30.0	19.1	8.6	(2.5)
Income and social contribution taxes	567.3	504.5	437.1	350.8	208.2
Post-employment benefits	11.2	—	(0.5)	1.9	(1.7)
Provision for tax, civil and labor risks	7.4	(18.8)	(5.1)	19.8	8.5
Other payables	56.8	29.2	(21.0)	36.6	(0.2)
Deferred revenue	(2.1)	1.0	0.6	(0.3)	(1.7)
(Increase) decrease in non-current assets
Trade receivables	(74.8)	(8.4)	(19.3)	13.0	(19.6)
Recoverable taxes	(47.2)	(60.0)	(38.0)	11.7	32.3
Escrow deposits	(37.9)	(44.0)	(80.6)	(81.2)	(64.5)
Other receivables	13.8	(10.7)	0.8	2.2	(9.7)
Prepaid expenses	(65.8)	(15.4)	0.5	(18.2)	1.5
Increase (decrease) in non-current liabilities
Post-employment benefits	(0.0)	10.9	9.5	8.3	8.8
Provision for tax, civil and labor risks	42.4	61.4	(12.0)	18.8	38.6
Other payables	(19.3)	20.1	(10.8)	(21.8)	(3.1)
Deferred revenue	1.5	3.3	(1.4)	(0.7)	1.1
Income and social contribution taxes paid	(644.2)	(422.0)	(416.6)	(312.1)	(169.1)

Net cash provided by operating activities	2,513.7	3,201.7	2,650.7	2,120.7	2,443.7

(5)	Net debt is included in this document in order to provide the reader with information relating to our overall indebtedness and financial position. Net debt is not a measure of financial performance or liquidity under IFRS. In managing our businesses, we rely on net debt as a means of assessing our financial condition. We believe that this type of measurement is useful for comparing our financial condition from period to period and making related management decisions. Net debt is also used in connection with covenants related to some of our financings. The IFRS financial measure most directly comparable to net debt is the total of short-term debt and current maturities of long-term debt and long-term debt. The table below provides a reconciliation of our consolidated balance sheet data to the net debt positions shown in the table, as of December 31, 2016, 2015, 2014, 2013 and 2012:

	Ultrapar
	Reconciliation of consolidated balance sheets to net debt
	As of December 31
	2016	2015	2014	2013	2012
	(in millions of Reais)
Current loans and finance leases	(1,824.0)	(1,050.5)	(2,557.5)	(1,769.6)	(1,575.0)
Current debentures	(651.6)	(47.4)	(884.9)	(60.4)	(53.0)
Non-current loans and finance leases	(6,846.2)	(5,604.9)	(3,533.9)	(3,740.6)	(3,192.6)
Non-current debentures	(2,095.3)	(2,198.8)	(1,399.0)	(1,399.0)	(1,395.3)

Gross debt position	(11,417.1)	(8,901.6)	(8,375.2)	(6,969.6)	(6,215.9)
Cash and cash equivalents	4,274.2	2,702.9	2,827.4	2,276.1	2,021.1
Current financial investments	1,412.6	803.3	1,441.8	1,149.1	961.2
Non-current financial investments	15.1	467.0	130.9	118.5	149.5

Net debt position	(5,715.3)	(4,928.4)	(3,975.1)	(3,425.9)	(3,084.0)

(6)	The number of shares corresponds to the totality of shares issued by the Company, including those held in treasury.
(7)	Reflects results of operations for the 11-month period from February 1, 2014, the date on which Extrafarma’s results of operations were consolidated into our financial statements, through December 31, 2014. For additional information, see “Presentation of Financial Information.”
(8)	EBITDA does not include losses related to ConectCar in the amount of R$24.4 million, R$23.2 million, R$18.7 million, R$12.0 million and R$1.3 million in 2016, 2015, 2014, 2013 and 2012, respectively.

The following tables present our consolidated balance sheets in accordance with IFRS as of the dates indicated.

	As of December 31
	2016(1)	2016	2015	2014	2013	2012
	(in millions)
Consolidated balance sheets data:	US$	R$	R$	R$	R$	R$
Current assets
Cash and cash equivalents	1,311.5	4,274.2	2,702.9	2,827.4	2,276.1	2,021.1
Financial investments	433.4	1,412.6	803.3	1,441.8	1,149.1	961.2
Trade receivables, net	1,074.6	3,502.3	3,167.2	2,604.1	2,321.5	2,306.5
Inventories, net	847.2	2,761.2	2,495.2	1,925.0	1,592.5	1,290.7
Recoverable taxes, net	166.2	541.8	628.8	593.5	480.0	478.0
Other receivables	121.4	395.9	32.5	43.3	19.4	20.5
Prepaid expenses, net	38.0	123.9	81.5	67.3	65.2	53.8

Total current assets	3,992.5	13,011.8	9,911.4	9,502.4	7,903.9	7,133.0

Non-current assets
Financial investments	4.6	15.1	467.0	130.9	118.5	149.5
Trade receivables, net	69.7	227.1	152.2	143.8	124.5	137.4
Related parties	0.2	0.5	0.5	10.9	10.9	10.9
Deferred income and social contribution taxes(2)	128.1	417.3	306.0	311.8	275.5	385.1
Recoverable taxes, net	56.0	182.6	135.4	75.4	37.4	49.1
Escrow deposits	239.0	778.8	740.8	696.8	614.9	533.7
Other receivables	0.8	2.7	16.5	5.8	6.6	11.0
Prepaid expenses, net	68.3	222.5	146.7	131.2	97.8	79.7

	566.6	1,846.6	1,965.2	1,506.7	1,286.0	1,356.3

Investments
In joint-ventures	35.6	116.1	79.4	54.5	44.4	28.2
In associates	7.0	22.7	21.5	13.1	11.7	12.7
Other	0.9	2.8	2.8	2.8	2.8	2.8
Property, plant and equipment, net	1,775.9	5,788.0	5,438.9	5,092.0	4,860.2	4,667.0
Intangible assets, net	1,034.5	3,371.6	3,293.9	3,158.1	2,168.8	1,965.3

	2,853.9	9,301.3	8,836.6	8,320.5	7,087.9	6,676.0

Total non-current assets	3,420.5	11,147.9	10,801.7	9,827.3	8,374.0	8,032.3

TOTAL ASSETS	7,413.0	24,159.7	20,713.1	19,329.6	16,277.9	15,165.4

	As of December 31
	2016(1)	2016	2015	2014	2013	2012
	(in millions)
Consolidated balance sheets data:	US$	R$	R$	R$	R$	R$
Current liabilities
Loans	558.9	1,821.4	1,048.1	2,554.7	1,767.8	1,573.0
Debentures	199.9	651.6	47.4	884.9	60.4	53.0
Finance leases	0.8	2.6	2.4	2.7	1.8	2.0
Trade payables	524.6	1,709.7	1,460.5	1,279.5	969.0	1,297.7
Salaries and related charges	111.3	362.7	404.3	294.6	297.7	252.5
Taxes payable	52.5	171.0	168.8	138.8	116.3	107.7
Dividends payable	98.5	320.9	298.8	218.4	242.2	222.4
Income and social contribution taxes payable	43.0	140.0	216.9	134.4	113.9	75.2
Post-employment benefits	7.7	24.9	13.7	11.4	11.9	10.0
Provision for asset retirement obligation	1.4	4.6	5.2	4.6	3.4	3.7
Provision for tax, civil and labor risks	16.2	52.7	45.3	64.2	69.3	49.5
Other payables	62.2	202.6	97.5	80.4	93.0	56.5
Deferred revenue	6.8	22.3	24.4	23.5	17.7	18.1
Total current liabilities	1,683.6	5,486.9	3,833.4	5,692.1	3,764.5	3,721.3
Non-current liabilities
Loans	2,086.5	6,800.1	5,561.4	3,489.6	3,698.0	3,151.7
Debentures	642.9	2,095.3	2,198.8	1,399.0	1,399.0	1,395.3
Finance leases	14.1	46.1	43.5	44.3	42.6	40.9
Related parties	1.3	4.3	4.4	4.4	3.9	3.9
Deferred income and social contribution taxes(2)	2.3	7.6	13.0	2.1	0.9	0.7
Provision for tax, civil and labor risks	223.1	727.1	684.7	623.3	569.7	551.0
Post-employment benefits	36.8	119.8	112.8	108.4	99.4	118.5
Provision for assets retirement obligation	22.4	73.0	69.5	66.2	66.2	66.7
Subscription warrants — indemnification	47.1	153.4	112.2	92.1	—	—
Other payables	22.9	74.9	94.1	74.0	77.7	99.6
Deferred revenue	3.8	12.5	11.0	7.7	9.1	9.9

Total non-current liabilities	3,103.4	10,114.2	8,905.5	5,910.9	5,966.5	5,438.0

TOTAL LIABILITIES	4,786.9	15,601.1	12,738.9	11,603.0	9,731.0	9,159.3

	As of December 31
	2016(1)	2016	2015	2014	2013	2012
Shareholder’s equity
Share capital	1,177.8	3,838.7	3,838.7	3,838.7	3,696.8	3,696.8
Capital reserve	169.4	552.0	546.6	547.5	20.2	20.2
Treasury shares	(148.5)	(483.9)	(490.9)	(103.0)	(114.9)	(114.9)
Revaluation reserve	1.6	5.3	5.6	5.8	6.1	6.7
Profit reserves	1,370.4	4,466.4	3,802.0	3,169.7	2,706.6	2,224.5
Additional dividends to the minimum mandatory dividends	50.8	165.5	157.2	189.0	161.6	147.2
Valuation adjustments	(7.4)	(24.0)	19.0	7.1	5.4	(12.6)
Cumulative translation adjustments	2.3	7.5	66.9	43.2	38.1	12.6

Shareholders’ equity attributable to:
Shareholders of the Company	2,616.6	8,527.6	7,945.0	7,698.0	6,520.0	5,980.6
Non-controlling interest in subsidiaries	9.5	30.9	29.1	28.6	26.9	25.5

TOTAL SHAREHOLDER’S EQUITY	2,626.0	8,558.6	7,974.1	7,726.6	6,546.9	6,006.1

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,413.0	24,159.7	20,713.1	19,329.6	16,277.9	15,165.4

(1)	The figures in Reais for December 31, 2016 have been converted into dollars using the exchange rate of US$1.00 = R$3.259, which is the commercial rate reported by the Central Bank on that date. This information is presented solely for the convenience of the reader. You should not interpret the currency conversions in this annual report as a statement that the amounts in Reais currently represent such values in U.S. dollars. Additionally, you should not interpret such conversions as statements that the amounts in Reais have been, could have been or could be converted into U.S. dollars at this or any other foreign exchange rates. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates.”
(2)	Our balance of deferred income tax and social contribution assets and liabilities from 2012 to 2015 have been reclassified to maintain comparability and consistency with the 2016 criteria to offset deferred income tax and social contribution assets against deferred income tax and social contribution liabilities, in the same taxable entity and the same tax authority.

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

In 2012, the Brazilian government adopted counter-cyclical measures to foster economic growth. Such measures included the reduction of the base interest rate (SELIC) and the reduction of federal taxes on the automotive sector. The effects of the lower economic growth, the lower interest rate and the unstable international environment contributed to a 9% depreciation of the Real against the U.S. dollar. In 2013, the Real depreciated 15% against the U.S. dollar due to the performance of the Brazilian economy, the economic rebound in the United States and the economic instability in the international markets. In 2014, despite the weak performance of the Brazilian economy, and the recovery of the North American economy, the Real remained relatively stable against the dollar until September, when it started to devalue, closing the year with a depreciation of 13% against the U.S. dollar. In 2015, the political instability, the downgrade of Brazil’s sovereign credit rating and the expectation for an interest rate rise by the Federal Reserve System contributed to a 47% depreciation of the Real against the U.S. dollar. In 2016, the Real appreciated 17% against the U.S. dollar, marking the first year that it has appreciated against the U.S. dollar since 2011, despite residual political instability and continuing signs of shrinking of the Brazilian economy. This was due mostly to improvements in the Brazilian political environment, following the impeachment of former president Dilma Rousseff and certain stabilizing measures proposed by current President Michel Temer as well as ongoing efforts by the government’s economic team to curb public spending and debt.

It is not possible to predict whether the Real will remain at its present level and what impact the Brazilian macroeconomic scenario and the Brazilian government’s exchange rate policies may have on us.

On April 20, 2017, the exchange rate for Reais into U.S. dollars was R$3.145 to US$1.00, based on the commercial selling rate as reported by the Central Bank. The average Real-U.S. dollar of the monthly exchange rate in 2016 was R$3.490 per US$1.00 compared with R$3.332 per US$1.00, a depreciation of 5%. The following table sets forth information on prevailing commercial foreign exchange selling rates for the periods indicated, as published by the Central Bank on its electronic information system, SISBACEN, using PTAX 800, Option 5.

	Exchange rates of nominal Reais per US$1.00
	High	Low	Average	Period-Ended
Year Ended
December 31, 2012	2.112	1.702	1.959(1)	2.044
December 31, 2013	2.446	1.953	2.174(1)	2.343
December 31, 2014	2.740	2.197	2.360(1)	2.656
December 31, 2015	4.195	2.575	3.388(1)	3.905
December 31, 2016	4.156	3.119	3.450(1)	3.259
Month Ended
November 30, 2016	3.445	3.202	3.324(2)	3.397
December 31, 2016	3.465	3.259	3.362(2)	3.259
January 31, 2017	3.273	3.127	3.200(2)	3.127
February 29, 2017	3.148	3.051	3.099(2)	3.099
March 31, 2017	3.174	3.077	3.125(2)	3.168
April 20, 2017	3.146	3.092	3.119(2)	3.145

(1)	Average of the foreign exchange rates on the last day of each month in the period.
(2)	Average of the high and low foreign exchange rates for each month.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Prior to 1995, Petrobras held a constitutional monopoly for the production and importation of petroleum products in Brazil. Although this monopoly was removed from the Brazilian constitution, Petrobras effectively remains the main provider of LPG and oil-based fuels in Brazil. Currently, Ultragaz and all other LPG distributors in Brazil purchase all or nearly all LPG from Petrobras. Ultragaz’s net revenue from sales and services represented 7% of our consolidated net revenue from sales and services for the year ended December 31, 2016. The procedures for ordering and purchasing LPG from Petrobras are generally common to all LPG distributors — including Ultragaz. For more details, see “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Supply of LPG.”

With respect to fuel distribution, Petrobras also supplied nearly all of Ipiranga and other distributors’ oil-based fuel requirements in 2016. Petrobras’ supply to Ipiranga is governed by an annual contract, under which the supply volume is established based on the volume purchased in the previous year. Ipiranga’s net revenue from sales and services represented 86% of our consolidated net revenue from sales and services for the year ended December 31, 2016.

The last significant interruption in the supply of oil derivatives by Petrobras to LPG and fuel distributors occurred during 1995 due to a 15-day strike by Petrobras employees. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Industry and Regulatory Overview” and “Item 4.B. Information on the Company — Business Overview — Fuel Distribution — Industry and Regulatory Overview.”

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

Significant interruptions of LPG and oil-based fuel supply from Petrobras may occur in the future. Any interruption in the supply of LPG or oil-based fuels from Petrobras would immediately affect Ultragaz or Ipiranga’s respective ability to provide LPG or oil-based fuels to its customers. If we are not able to obtain an adequate supply of LPG or oil-based fuels from Petrobras under acceptable terms, we may seek to meet our demands through LPG or oil-based fuels purchased on the international market. The logistics infrastructure for LPG and oil-based fuel imports in Brazil is limited and is substantially all controlled by Petrobras. Any such interruption could increase our purchase costs and reduce our sales volume, consequently, adversely affecting our operating margins.

Petrobras has made several changes to the composition of its management team and has undertaken a long-term divestment plan that may change the structure and long-term outlook of the fuel market. We cannot predict the outcome that the Lava Jato investigations will have on the fuel market and, specifically, on the availability of, and our ability to access, the LPG and oil-based fuel supply from Petrobras.

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

The Brazilian fuel distribution market is highly competitive in both retail and wholesale segments. Petrobras, our supplier of oil-derivative products, and other major companies with significant resources participate in the Brazilian fuel distribution market. Intense competition in the fuel distribution market could lead to lower sales volumes and increased marketing expenses, which may have a material adverse effect on our operating margins. See “Item 4.B. Information on the Company — Business Overview — Fuel Distribution — Industry and Regulatory Overview — The role of Petrobras” and “Item 4.B. Information on the Company — Business Overview — Fuel Distribution — Ipiranga — Competition.” In addition, a number of small local and regional distributors entered the Brazilian fuel distribution market in the late 1990’s, after the market was deregulated, which further increased competition in such market.

Likewise, the Brazilian drugstore market is highly competitive. Extrafarma competes with national, regional and local drugstore chains, independent drugstores, phone marketing services, direct marketing companies, prescription-only pharmacies, internet purveyors of pharmaceutical and beauty products, and other retailers such as supermarkets, beauty products stores and convenience stores. In addition, new retailers may enter the market and compete with us. Competition in the retail pharmacy market is shaped by a variety of factors, such as location, range of products, advertising, commercial practices, price, quality of services and strength of brand name, among others. If we are unable to anticipate, predict and meet the preferences of our customers, we may lose revenues and market share to our competitors.

Anticompetitive practices in the fuel distribution sector may distort market prices.

In the recent past, anticompetitive practices have been one of the main problems affecting fuels distributors in Brazil, including Ipiranga. Generally, these practices have involved a combination of tax evasion and fuels adulteration, such as the dilution of gasoline by mixing solvents or adding anhydrous ethanol in an amount greater than that permitted by applicable law.

Taxes constitute a significant portion of the cost of fuels sold in Brazil. For this reason, tax evasion on the part of some fuel distributors has been prevalent, allowing them to lower the prices they charge compared to large distributors such as Ipiranga. As the final prices for the products sold by distributors, including Ipiranga, are calculated based on, among other factors, the amount of taxes levied on the purchase and sale of these fuels, anticompetitive practices such as tax evasion may reduce Ipiranga’s sales volume and could have a material adverse effect on our operating margins. Should there be any increase in the taxes levied on fuel, tax evasion may increase, resulting in a greater distortion of the prices of fuels sold and further adversely affecting our results of operations.

LPG and oil-based fuels compete with alternative sources of energy. Competition with and the development of alternative sources of energy in the future may adversely affect the LPG and oil-based fuels market.

LPG competes with alternative sources of energy, such as natural gas, wood, diesel, fuel oil and electricity. Natural gas is currently the principal source of energy against which we compete. Natural gas is currently less expensive than LPG for industrial consumers who purchase medium and large volumes, but more expensive for the vast majority of residential consumers. Changes in relative prices or the development of alternative sources of energy in the future may adversely affect the LPG market and consequently our business, financial results and results of operations. Oil-based fuels also compete with alternative sources of energy, such as electricity. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Competition.”

Ethylene, one of the principal raw materials used in our petrochemical operations, comes from limited supply sources. Any reduction in the supply of ethylene would have an immediate impact on Oxiteno’s production and results of operations.

All second generation petrochemical producers in Brazil that use ethylene as their key raw material, including Oxiteno purchase ethylene from Brazilian suppliers. Approximately 3% of our net revenue from sales and services were derived from the sale of chemical products manufactured in Brazil that require ethylene in 2016. Oxiteno purchases ethylene from two of Brazil’s three naphtha cracker units, which are the sole sources of ethylene in Brazil. Pursuant to long-term contracts, Braskem is the sole supplier of all of our ethylene requirements at our plants located at Camaçari and at Mauá. For more detailed information about these contracts see “Item 5.F. Operating and Financial Review and Prospects — Tabular Disclosure of Contractual Obligations.” Given its characteristics, ethylene is difficult and expensive to store and transport, and cannot be easily imported to Brazil. Therefore, Oxiteno is almost totally dependent on ethylene produced at Braskem for its supply. For the year ended December 31, 2016, Brazil’s ethylene imports totaled 19 tons, representing less than 0.01% of Brazil’s installed capacity.

Due to ethylene’s chemical characteristics, Oxiteno does not store any quantity of ethylene, and reductions or interruptions in supply from Braskem, Oxiteno’s sole supplier of ethylene in Brazil, would have an immediate impact on our production and results of operations. See “Item 4.A. Information on the Company — History and Development of the Company — Investments.” If we further expand our production capacity, there is no assurance that we will be able to obtain additional ethylene from Braskem. In addition, Petrobras is the principal supplier of naphtha to crackers in Brazil, and any interruption in the supply of naphtha from Petrobras to the crackers could adversely impact their ability to supply ethylene to Oxiteno.

In addition, Brazilian markets have been experiencing heightened volatility due to the uncertainties derived from the ongoing Lava Jato investigations, which are being conducted by the Office of the Brazilian Federal Prosecutor, and its impact on the Brazilian economy and political environment. Members of the Brazilian federal government and of the legislative branch, as well as former senior officers of Petrobras, have faced allegations of political corruption. These government officials and senior officers allegedly accepted bribes by means of kickbacks on contracts granted by Petrobras to several infrastructure, oil and gas and construction companies, including Odebrecht S.A., Braskem’s controlling shareholder. We cannot currently predict how the Lava Jato investigations and any future decisions and actions by authorities in relation to Braskem’s shareholders may impact Braskem or, consequently, Oxiteno’s supply of ethylene.

The prices of ethylene and palm kernel oil, Oxiteno’s main raw materials, are subject to fluctuations in international markets.

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

Palm kernel oil is one of Oxiteno’s main raw materials, used to produce fatty alcohols and its by-products in the oleochemical unit. Oxiteno imports the palm kernel oil from the main producing countries, especially Malaysia and Indonesia, and therefore palm kernel oil prices are subject to the effects of foreign exchange rate variation. Palm kernel oil is a vegetable oil, also commonly used by the food industry. Consequently, palm kernel oil prices are subject to the effects of environmental and climatic variations that affect the palm plantations, fluctuations of harvest periods, economic environment in major producing countries and fluctuations in the demand for its use in the food industry. A significant increase in the price of palm kernel oil combined with foreign exchange rate variations of the real could increase our costs, which could have a material adverse effect on Oxiteno’s results of operations.

New natural gas reserves, primarily in North America, may reduce the global prices of natural gas-based ethylene, which could affect Oxiteno’s competitiveness with imported petrochemical products.

The ethylene used in the chemical and petrochemical industries can be obtained either from ethane, which is derived from natural gas, or naphtha, which is derived from oil. During the last few years, naphtha-based ethylene has been more expensive than natural gas-based ethylene, as oil prices have been higher than those of natural gas. The discovery of new shale gas reserves in North America and improvements in the technology to extract natural gas from shale gas have intensified the difference between naphtha- and natural gas-based ethylene prices. Most of the ethylene produced in Brazil is derived from naphtha. As Oxiteno competes in the Brazilian market largely with imported products, declining feedstock costs of international players could affect the competitiveness of Oxiteno, which could materially affect our results.

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

Our financial and operational performance may be negatively affected by regulatory, political, economic and social conditions in countries where we have operations or projects. In some of these jurisdictions, we are exposed to various risks such as potential renegotiation, nullification or forced modification of existing contracts, expropriation or nationalization of property, foreign exchange controls, changes in local laws, regulations and policies, trade controls and tariffs and political instability. We also face the risk of having to submit to the jurisdiction of a foreign court or arbitration panel or having to enforce a judgment against a sovereign nation within its own territory. Furthermore, we operate in labor-intensive industries that are subject to the effects of instabilities in the labor market, including strikes, work stoppages, protests and changes in employment regulations, increases in wages and the conditions of collective bargaining agreements that, individually or in the aggregate, could have a material adverse effect on our results. The industries in which we operate have experienced these types of instabilities in the past and we cannot assure you that these instabilities will not occur again.

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

We are subject to extensive federal, state and local legislation and regulation by government agencies and sector associations in the industries we operate. Rules related to quality of products, days of product storage, staff working hours, among others, may become more stringent or be amended overtime, and require new investments or the increase in expenses to adequate our operations. Changes in specific laws and regulations in the sectors we operate may adversely affect the conditions under which we operate in ways that could have a materially negative effect on our business and our results.

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

For example, on April 2, 2015, part of the storage facilities operated by Ultracargo in Santos, in the State of São Paulo, endured a nine-day fire surrounding six ethanol and gasoline tanks. There were no casualties in this accident and, following an investigation by the Civil and Federal Police into the accident and its impact on the region, the cause of the accident was determined to be inconclusive. See “Item 4.A. Information on the Company — History and Development of the Company — Ultracargo – Fire at storage facilities in Santos.”

Our level of indebtedness may require us to use a significant portion of our cash flow to service such indebtedness.

As of December 31, 2016, our consolidated gross debt (consisting of loan, debentures and financial leases recorded as current and non-current liabilities) totaled R$11,417.1 million (US$3,503.2 million), our consolidated net debt was R$5,715.3 million (US$1,753.6 million). See “Selected Consolidated Financial and Other Information—Non-GAAP financial measures and reconciliation.” The level and composition of our indebtedness could have significant consequences for us, including requiring a portion of our cash flow from operations to be committed to the payment of principal and interest on our indebtedness, thereby reducing our available cash to finance our working capital and investments.

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

We are entitled to federal tax benefits providing for income tax exemption or reduction for our activities in the northeast region of Brazil. These benefits have defined terms and may be cancelled or suspended at any time if we distribute to our shareholders the amount of income tax that was not paid as a consequence of tax benefits or if the relevant tax authorities decide to suspend or cancel our benefits. As a result, we may become liable for the payment of related taxes at the full tax rates. If we are not able to renew such benefits, or if we are only able to renew them under terms that are substantially less favorable than expected, our results of operations may be adversely affected. Income tax exemptions amounted to R$98.9 million and R$82.4 million, respectively, for the years ended December 31, 2016 and 2015. See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Income tax exemption status,” “Item 4.B. Information on the Company — Business Overview — Petrochemicals and Chemicals — Oxiteno — Income tax exemption status” and “Item 4.B. Information on the Company — Business Overview — Storage services for liquid bulk — Ultracargo — Income tax exemption status.”

Our founding family and part of our senior management, through their ownership interest in Ultra S.A., own a significant portion of our shares and may influence the management, direction and policies of Ultrapar, including the outcome of any matter submitted to a vote of shareholders.

Although there is no controlling shareholder of Ultrapar, our founding family and part of our senior management, through their ownership interest in Ultra S.A., beneficially own 22% of our outstanding common stock. These individuals are party to a shareholders’ agreement executed on February 24, 2014. See “Item 4.A. Information on the Company — History and Development of the Company” and “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders — Shareholders’ Agreements”. Accordingly, these shareholders, acting together through Ultra S.A., may exercise significant influence over all matters requiring shareholder approval, including the election of our directors. Although our board of directors is responsible for nominating the slate of directors to be elected by our shareholders at our annual shareholders’ meetings, five of the current members of our board of directors, who were elected at our April 19, 2017 shareholders’ meeting, are the same as those who previously served as members of our board of directors elected by Ultra S.A. on April 27, 2011, which, at that time, held approximately 66% of our voting shares.

No single shareholder or group of shareholders holds more than 50% of our capital stock, which may increase the opportunity for alliances between shareholders and other events that may occur as a result thereof.

No single shareholder or group of shareholders holds more than 50% of our capital stock. Due to the absence of a controlling shareholder, we may be subject to future alliances or agreements between our shareholders, which may result in the exercise of a relevant influence over our Company by them. In the event a controlling group is formed and decides to exercise its influence over our Company, we may be subject to unexpected changes in our corporate governance and strategies, including the replacement of key executive officers. Any unexpected change in our management team, business policy or strategy, any dispute between our shareholders, or any attempt to acquire control of our Company may have an adverse impact on us. The term of office of our current members of our board of directors, who were elected at the annual general shareholders’ meeting held on April 19, 2017, will expire in the annual general shareholders’ meeting to be held in 2019.

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

As a result of the significant acquisitions of Ipiranga, União Terminais, Texaco, the Extrafarma Transaction, as well as other smaller acquisitions and possible future acquisitions, including Ale and Liquigás, Ultrapar has assumed and may assume in the future certain liabilities related to the businesses acquired or to be acquired and risks associated with the transactions, including regulatory risks.

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

In addition, Ultrapar is subject to risks relating to acquisitions that it enters into from time to time. Such risks include that the approval of such transactions may ultimately be refused by the relevant regulatory bodies, including CADE. See “Item 8.A. Financial Information Consolidated Statements and Other Financial Information — Legal Proceedings.”

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

Due to concern over the risk of climate change, a number of countries, including Brazil, have adopted, or are considering the adoption of, regulatory frameworks to, among other things, reduce greenhouse gas emissions. These include adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. These requirements could reduce demand for hydrocarbons, as well as shifting hydrocarbon demand toward relatively lower-carbon sources. In addition, many governments are providing tax advantages and other subsidies and mandates to make alternative energy sources more competitive against oil and gas. Governments are also promoting research into new technologies to reduce the cost and increase the scalability of alternative energy sources, all of which could lead to a decrease in demand for our products. In addition, current and pending greenhouse gas regulations may substantially increase our compliance costs and, as a result, increase the price of the products we produce or distribute.

Our governance and compliance processes may fail to prevent regulatory penalties and reputational harm.

We are committed to conduct our businesses in a legal and ethical manner in compliance with the local and international statutory requirements and standards applicable to our activities. However, our governance and compliance processes, which include the review of internal control over financial reporting, may not prevent future breaches of legal, regulatory (including applicable anti-corruption and antitrust laws), accounting or governance standards. Although we have implemented what we understand to be a robust compliance and anti-corruption program to detect and prevent violations of applicable anti-corruption and antitrust laws, we may be subject to breaches of our Code of Ethics and Conduct, anti-corruption policies and business conduct protocols, and to instances of fraudulent behavior, corrupt or anticompetitive practices and dishonesty by our employees, contractors or other agents. In the recent past, anticompetitive practices have been one of the main problems affecting fuels and LPG distributors in Brazil, including Ipiranga and Ultragaz. There are allegations of cartels involved in price fixing in the fuel distribution and LPG sectors, and CADE has been targeting players of these sectors in different regions of Brazil. CADE has recently been actively investigating these sectors and the outcome of the ongoing investigations, administrative proceedings and lawsuits could have a material adverse effect on Ipiranga and Ultragaz. See “Item 8.A. Financial Information Consolidated Statements and Other Financial Information — Legal Proceedings.” Our failure to comply with applicable laws and other standards could subject us to, among others, litigation, investigations, expenses, fines, loss of operating licenses and reputational harm.

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

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes substantial changes in policy and regulations. The Brazilian government’s actions to control inflation and affect other policies and regulations have involved price and wage controls, currency devaluations, capital controls, and limits on imports, among other measures. Our businesses, financial condition and results of operations may be adversely affected by changes in policy or regulations involving or affecting tariffs, exchange controls and other matters, as well as factors such as:

•	currency fluctuations;

•	inflation;

•	interest rates;

•	exchange rate policies;

•	liquidity available in the domestic capital, credit and financial markets;

•	oil and gas sector regulations, including price policies;

•	price instability;

•	social and political instability;

•	energy and water shortages and rationing;

•	liquidity of domestic capital and lending markets;

•	fiscal policy; and

•	other political, economic, social, trade and diplomatic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government may implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers, as well as heightened volatility in the Brazilian Real. These and other future developments in the Brazilian economy and government policies may adversely affect us and our businesses and results of operations and may adversely affect the trading price of our ADSs and shares. Furthermore, the Brazilian government may enact new regulations that may adversely affect our businesses and us.

Brazilian president Dilma Rousseff was reelected for a second four-year term in October 2014, which began in January 2015. Following the reelection, wide scale protests throughout Brazil called for the impeachment of Dilma Rousseff. On April 17, 2016, Brazil’s lower house of Congress voted in favor of sending an impeachment motion against Mrs. Rousseff to the Brazilian Senate. In May 2016, the Brazilian Senate voted to approve the commencement of an impeachment trial, which was concluded on August 31, 2016 with approval by the Senate of the impeachment of Mrs. Rousseff. As a result, Michel Temer, Brazil’s vice president, assumed the presidency permanently until the next election, which is scheduled to take place in October 2018. We have no control over, and cannot predict what policies or actions the Brazilian government may take in the future. Any of these factors may have an adverse impact on the Brazilian economy, our business, financial condition, results of operations and the market price of our ADSs and shares.

Currently, Brazilian markets are experiencing heightened volatility due to the uncertainties derived from the ongoing Lava Jato investigations, being conducted by Law Courts in Paraná and the Office of the Brazilian Federal Prosecutor, and its impact on the Brazilian economy and political environment. Members of the Brazilian federal government (including Mr. Temer and other senior members of the executive branch) and of the legislative branch, as well as senior officers of large state-owned companies as well as privately held companies have faced allegations of political corruption, including through the alleged acceptance of bribes by means of kickbacks on contracts granted by the government to infrastructure, oil and gas and construction companies. The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether such allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future. In addition, we cannot predict the outcome of any such allegations nor their effect on the Brazilian economy. The development of such unethical cases could adversely affect our business, financial condition and results of operations.

The Brazilian government may be subject to internal pressure to change its current macroeconomic policies in order to achieve higher rates of economic growth and has historically maintained a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. We cannot predict which policies will be adopted by the Brazilian government. Moreover, in the past, the Brazilian economy has been affected by the country’s political events, which have also affected the confidence of investors and the public in general, thereby adversely affecting the performance of the Brazilian economy. Furthermore, any indecisiveness by the Brazilian government in implementing changes to certain policies or regulations may contribute to economic uncertainty in Brazil and heightened volatility for the Brazilian securities markets and securities issued abroad by Brazilian companies.

We are not able to fully estimate the impact of global and Brazilian political and macroeconomic developments on our business. In addition, due to the current political instability, there is substantial uncertainty regarding future economic policies and we cannot predict which policies will be adopted by the Brazilian government and whether these policies will negatively affect the economy or our business or financial performance. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect our securities and us. Any continued economic instability and political uncertainty which results in reduced availability of credit and reduced economic growth may materially and adversely affect our business.

Inflation and certain governmental measures to curb inflation may contribute significantly to economic uncertainty in Brazil and could harm our business and the market value of the ADSs and our shares.

In the past, Brazil has experienced extremely high rates of inflation. Inflation and some of the Brazilian government’s measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy. Since the introduction of the Real in 1994, Brazil’s inflation rate has been substantially lower than that in previous periods. However, during the last several years, the economy has experienced increasing inflation rates and actions taken in an effort to curb inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. According to the Índice Geral de Preços-Mercado, or IGP-M, an inflation index, the Brazilian general price inflation rates were 7.2% in 2016, 10.5% in 2015, 3.7% in 2014, 5.5% in 2013 and 7.8% in 2012. From January 2017 through March 2017, IGP-M index was 0.7%. According to the Índice Nacional de Preços ao Consumidor Amplo, or IPCA, an inflation index to which Brazilian government’s inflation targets are linked, inflation in Brazil was 6.3% in 2016, 10.7% in 2015, 6.4% in 2014, 5.9% in 2013 and 5.8% in 2012.

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

In 2012, the effects of the lower economic growth, the lower interest rate and the unstable international environment contributed to a 9% depreciation of the Real against the U.S. dollar. In 2013, the Real depreciated 15% against the U.S. dollar due to the performance of the Brazilian economy, the economic rebound of the United States and the economic instability in the international markets. In 2014, despite the weak performance of the Brazilian economy, and the recovery of the North American economy, the Real remained relatively stable against the dollar until September, when started to devalue, closing the year with a depreciation of 13%. In 2015, the political instability, the downgrade of Brazil’s sovereign credit rating and the expectation for an interest rate rise by the Federal Reserve System contributed to a 47% depreciation of the Real against the U.S. dollar. In 2016, the Real appreciated 17% against the U.S. dollar, marking the first year that it has appreciated against the U.S. dollar since 2011, despite residual political instability and continuing signs of shrinking of the Brazilian economy. This was due mostly to improvements in the Brazilian political environment, following the impeachment of former president Dilma Rouseff and certain stabilizing measures proposed by current President Michel Temer as well as ongoing efforts by the government’s economic team to curb public spending and debt. From December 31, 2016 to April 20, 2017, the Real appreciated 3% against the U.S. dollar. See “Item 3.A. Key Information — Selected Consolidated Financial Data — Exchange Rates.”

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

See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Economic and market conditions in other countries, including in the United States and emerging market countries, may materially and adversely affect the Brazilian economy and, therefore, our financial condition and the market price of the shares and ADSs.

The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil, and, to varying degrees, market conditions in other countries, including the United States and other Latin American and emerging market countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Developments or conditions in other countries, including the United States and other emerging market countries, have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil, as well as limited access to international capital markets, all of which may materially and adversely affect our ability to borrow funds at an acceptable interest rate or to raise equity capital when and if we should have such a need.

In 2014, 2015 and 2016, there was an increase in volatility in all Brazilian markets due to, among other factors, uncertainties about how monetary policy adjustments in the United States would affect the international financial markets, the increasing risk aversion to emerging market countries, and the uncertainties regarding Brazilian macroeconomic and political conditions. These uncertainties adversely affected us and the market value of our securities.

In addition, we continue to be exposed to disruptions and volatility in the global financial markets because of their effects on the financial and economic environment, particularly in Brazil, such as a slowdown in the economy, an increase in the unemployment rate, a decrease in the purchasing power of consumers and the lack of credit availability.

Disruption or volatility in the global financial markets could further increase negative effects on the financial and economic environment in Brazil, which could have a material adverse effect on our business, results of operations and financial condition.

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

There may be adverse U.S. federal income tax consequences to U.S. Holders if we are or become a PFIC under the Code.

If we were characterized as a PFIC, in any year during which a U.S. Holder holds our shares or ADSs, certain adverse U.S. federal tax income consequences could apply to that person. Based on the manner in which we currently operate our business, the projected composition of our income and valuation of our assets, and the current interpretation of the PFIC rules, we do not believe that we were a PFIC in 2016 and we do not expect to be a PFIC in the foreseeable future. However, because PFIC classification is a factual determination made annually and is subject to change and differing interpretations, there can be no assurance that we will not be considered a PFIC for the current taxable year or any subsequent taxable year. U.S. Holders should carefully read “Item 10.E. Additional Information — Taxation — U.S. Federal Income Tax Considerations” for a description of the PFIC rules and consult their own tax advisors regarding the likelihood and consequences of us being treated as a PFIC for U.S. federal income tax purposes.

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

In 1995, through Ultragaz, we introduced UltraSystem — a small bulk distribution system — to residential, commercial and industrial segments, and we started the process of geographical expansion through the construction of new LPG filling and satellite plants.

In 1997, we concluded the capacity expansion of Oxiteno’s industrial unit in Camaçari Petrochemical Complex, in the state of Bahia.

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

In December 2003, we concluded the acquisition of Canamex, a Mexican specialty chemicals company. In June 2004, we acquired the operational assets of Rhodia Especialidades S.A. de C.V. in Mexico. Both acquisitions had the target of establishing a stronger presence in the Mexican petrochemical market and to create a production and distribution platform to serve the United States market. Since July 2007, Canamex has been renamed Oxiteno Mexico S.A. de C.V. (“Oxiteno Mexico”).

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

Also in August 2006, Oxiteno opened its first commercial office outside Brazil, in Buenos Aires, Argentina — Oxiteno Argentina S.R.L.

In March 2007, Ultrapar, Petrobras and Braskem announced their intent to acquire the Ipiranga Group, and Ultrapar entered into, and Petrobras and Braskem acknowledged, the Ipiranga Group SPA with the Key Shareholders of the principal companies constituting of the Ipiranga Group. In April 2007, Ultrapar acquired the control of the Southern Distribution Business, EMCA and a one-third stake in RPR, in connection with the acquisition of the Ipiranga Group. Following the acquisition, Ultrapar, which was already Brazil’s largest LPG distributor, became the second largest fuel distributor in the country, with a 14% market share in 2007, according to ANP. After the completion of the acquisition of Ipiranga Group, its businesses were divided among Petrobras, Ultrapar and Braskem. Ultrapar retained the fuel and lubricant distribution businesses located in the South and Southeast regions of Brazil; Petrobras received the fuel and lubricant distribution businesses located in the North, Northeast and Midwest regions of Brazil; Petrobras and Braskem received the Petrochemical Business, in the proportion of 60% for Braskem and 40% for Petrobras. For a more detailed discussion of the acquisition of Ipiranga Group, see our Form F-4 filed with the Commission on December 17, 2007.

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

In April 2011, our board of directors, at a meeting held, approved the submission to our shareholders a proposal to (a) convert any and all shares of preferred stock issued by the Company into shares of common stock, on a 1:1 conversion ratio; (b) amend the Company’s bylaws, modifying several of its provisions, aiming to strengthen the Company’s corporate governance; and (c) adhere to the Novo Mercado segment rules.

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

In September 2013, Ultrapar and the former shareholders of Extrafarma entered into an association agreement with Extrafarma, one of Brazil’s top ten drugstores chains, marking our entry in the retail pharmacy business. See “— Extrafarma Transaction” below.

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

In October 2015, Redecard entered into an agreement with OTP to acquire 50% of ConectCar, for R$170 million. This new partner provided opportunities to ConectCar expand its services to new markets, continuing with its purpose of offering customers mobility, convenience, flexibility and, above all, differentiated benefits.

On June 12, 2016, Ipiranga signed a sale and purchase agreement for the acquisition, directly or indirectly, of 100% of the capital stock of Ale and the assets comprising its operations. The total value of the acquisition is R$2,168 million and the amount to be paid to the sellers will be deducted from Ale’s net debt as of December 31, 2015 and is subject to working capital and net debt adjustments as of the closing date of the transaction. The parties also agreed to maintain an escrow account in the amount of R$300 million to pay for possible adjustments related to liabilities or contingencies that may come due prior to the closing of the transaction. On August 3, 2016, Ultrapar’s shareholders approved the acquisition. The completion of the acquisition is still subject to certain customary conditions precedent for this type of transaction, including the approval by CADE.

On August 4, 2016, our subsidiary IPP entered into a joint venture agreement with Chevron Lub to create a new company in the lubricants business. Under this agreement, the joint venture will be formed by Ipiranga’s and Chevron’s lubricants operations in Brazil. Ipiranga and Chevron will hold 56% and 44%, respectively, of the new company’s capital stock. On February 9, 2017, CADE approved the transaction.

On November 17, 2016, Ultragaz signed a sale and purchase agreement for the acquisition of 100% of the capital stock of Liquigás. The enterprise value of the acquisition is R$2.8 billion. The final amount of the acquisition will be adjusted according to the prevailing CDI rate for during the period between the signing date and the closing of the transaction, and will be subject to adjustments related to working capital and net debt position between December 31, 2015 and the closing date of the transaction. On January 23, 2017, Ultrapar’s shareholders approved the acquisition. The closing of the acquisition remains subject to certain customary conditions precedent for this type of transaction, including the approval by CADE.

Extrafarma Transaction

Summary. On September 30, 2013, Ultrapar entered into an agreement with Extrafarma, one of Brazil’s ten largest drugstore chains. According to the terms of the agreement, Ultrapar and Extrafarma entered into a merger of shares, pursuant to which Ultrapar acquired 100% of the shares of Extrafarma in exchange for up to 2.9% of shares issued by Ultrapar to Extrafarma’s shareholders. The Extrafarma Transaction closed on January 31, 2014 with the approval of the merger of shares by the Extraordinary General Meetings of Ultrapar and Extrafarma and, consequently, Extrafarma became a wholly-owned subsidiary of Ultrapar from February 1, 2014 onwards. The total consideration of the Extrafarma Transaction consisted of the issuance of up to 16,028,131 shares of Ultrapar and the assumption by Ultrapar of Extrafarma’s net debt of R$106 million as of December 31, 2012.

Structure of the Extrafarma Transaction. Ultrapar received from the former seven shareholders of Extrafarma (who are the heirs of Extrafarma’s founder) all of the shares of Extrafarma in exchange for 12,021,100 newly issued shares of Ultrapar, in accordance with Art. 252 of the Brazilian Corporate Law, increasing our issued share capital to 556,405,096 shares. In addition, as a mechanism for possible adjustments related to contingencies whose triggering events occurred prior to the closing of the transaction, we issued subscription warrants to the former Extrafarma shareholders that, if exercised, could potentially lead to the issuance of up to 4,007,031 shares in the future, subject to adjustment based on numerous factors. Of the total possible shares that could be issued to the former Extrafarma shareholders upon exercise of the subscription warrants, Extrafarma’s shareholders could receive up to 801,409 additional shares based on working capital adjustments and 3,205,622 shares based on absence of indemnification obligations.

On January 31, 2014, at the extraordinary general shareholders’ meetings of Ultrapar and Extrafarma, ours and Extrafarma’s shareholders approved the merger of shares and consequently, Extrafarma became a wholly-owned subsidiary of Ultrapar. The former shareholders of Extrafarma became long-term shareholders of Ultrapar, which we believe evidences their confidence in the growth potential of the sector and in the project to be developed by Ultrapar and Extrafarma.

On June 30, 2014, after assessing Extrafarma’s working capital and indebtedness, we have determined that the subscription warrants related to working capital will not be exercised by the former shareholders of Extrafarma and, accordingly, we have reversed the full provision for the issuance of 801,409 shares related to such warrants, corresponding to R$42.1 million. In addition, we also recorded R$12.2 million in receivables under “other receivables” in current assets as of December 31, 2014 to reflect additional amounts payable to us by the former Extrafarma shareholders. On June 22, 2015, the agreement related to the final adjustment of working capital and net debt of the transaction was executed by and between the parties in the amount of R$26.0 million, that was received by Ultrapar in the third quarter of 2015. The indemnification subscription warrants may still be exercised in the beginning of 2020, the value of which will be determined based on variations to provisions for fiscal, civil and labor risks and contingent liabilities related to the period prior to January 31, 2014. See Note 3.a to our consolidated financial statements for further information on the Extrafarma Transaction, including information on the business combination and goodwill, and “Exhibit 4.18. — Protocol and Justification of Incorporação de Ações (merger of shares).”

Ultrapar’s 12,021,100 shares received by the former shareholders of Extrafarma are subject to lock-up agreements and will become available for trading in phases. Of the total shares, 33.5% were immediately available for trading after the closing, 8.3% became available in each of February 2015, February 2016 and February 2017, and the remaining shares to be unlocked in two annual tranches of 8.3% in each of 2018 and 2019, with a final tranche of 25% to be released from the lock-up on 2020, which is in the sixth year after the closing.

Ultracargo – Fire at storage facilities in Santos

In April 2015, a fire occurred in six ethanol and gasoline tanks operated by Ultracargo in Santos, which represented 4% of the subsidiary’s overall capacity as of December 31, 2014. The Civil and Federal Police investigated the accident and its impacts, and concluded that it is not possible to determine the cause of the accident and neither to individualize active or passive conduct related to the cause, and there was no criminal charge against either individual or the subsidiary, by both authorities.

As a result of this accident, some of the operations, which correspond to 150 thousand cubic meters, or 22.5% of Ultracargo’s overall capacity, are still suspended. The decommissioning process, which comprised the removal of equipment and structures of the terminal affected by the fire, was concluded and the recommissioning works for resuming the terminal operation are underway, as of the date of this report.

As a result of the evolution of the regulation process with insurers, as of December 31, 2016, the company recorded insurance receivables in the amount of R$366.7 million and indemnities to customers and third parties in the amount of R$99.9 million in its balance sheet. In addition, contingent liabilities related to lawsuits and extrajudicial lawsuits in the amount of R$96.4 million and R$16.6 million, respectively, were also recorded. See “Item 8.A. Financial Information Consolidated Statements and Other Financial Information — Legal Proceedings.” During 2016, Ultracargo received R$78.9 million related to rescue, containment expenses and business interruption. In 2016, Ultracargo registered a net gain of R$76.4 million in its results (R$92.2 million of expenses in 2015).

Recent Developments

Debentures

In April 2017, IPP carried out its fifth issuance of debentures, in two single series of 600,139 and 352,361, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures, unconditionally guaranteed by Ultrapar. The debentures have been subscribed by Eco Consult – Consultoria de Operações Financeiras Agropecuárias Ltda. and the main characteristics of the debentures are as follows:

Principal amount: R$660,139,000.00	Principal amount: R$352,361,000.00
Unit Par Value: R$1.000,00	Unit Par Value: R$1.000,00
Maturity date: April 18, 2022	Maturity date: April 15, 2024
Repayment method: Lump sum at final maturity	Repayment method: Lump sum at final maturity
Interest: 95% of CDI	Interest: NTNB – 0.50%
Payment of interest: Semiannually	Payment of interest: Annually

The debentures were later assigned and transferred to Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). IPP will use the net proceeds from this issuance for the purchase of ethanol.

Goodwill

Our subsidiary IPP has a tax contingency related to the alleged undue amortization of the goodwill (IRPJ and CSLL) paid on acquisitions of investments, in the amount of R$180.9 million as of March 31, 2017. The management and its legal advisors have evaluated the probability of loss of this contingency as possible.

Investments

We have made substantial investments in our operations over the last three fiscal years. At Ultragaz, we have invested in (i) small bulk LPG distribution (UltraSystem); (ii) the purchase and renewal of LPG bottles and tanks; and (iii) the strengthening and restructuring of our distribution logistics. We have also invested in the consolidation of our national coverage over the past three years. Investments at Ipiranga have been directed to (i) the expansion of the Ipiranga network of service stations, convenience stores and lubricant service shops, (ii) the expansion of its logistics infrastructure to support the growing demand, and (iii) the maintenance of its operations. Oxiteno has invested in (i) the maintenance of its production units, mainly for specialty chemicals in Brazil, Mexico and in the United States, and the expansion of operations in the United States, (ii) the modernization of its industrial plants and (iii) the development of new products. Ultracargo has mainly invested in the maintenance of its storage facilities in response to strong demand for logistics infrastructure in Brazil, including investments in upgrading safety systems of its terminals. Extrafarma has invested mainly in the opening and maintenance of its stores. See “Item 4.A. Information on the Company — History and Development of the Company.” We have also invested in information technology at all our businesses for integrating processes, improving the quality of information, decreasing the response time in decision-making and improving our services.

The following table shows our organic investments (see definition in note 3 below) for the years ended December 31, 2016, 2015 and 2014:

	Year ended December 31,
	2016	2015	2014
	(in millions of Reais)
Ipiranga	892.3	853.9	810.0
Oxiteno	288.4	131.4	113.9
Ultragaz	225.5	219.9	180.5
Ultracargo	78.9	23.9	26.4
Extrafarma	142.8	80.8	57.1
Others(1)	9.9	24.2	27.8

Total – additions to property, plant, equipment and intangible assets	1,637.9	1,334.2	1,215.7
Financing and bonuses to our resellers(2)	173.0	18.1	4.6
Total organic investments(3), net of disposals	1,810.9	1,352.2	1,220.3

(1)	Includes mainly capital expenditures related to corporate information technology and headquarters’ building maintenance.
(2)	Financing and bonuses to our resellers, net of repayments. Bonuses are lump sum payments made by distributors to resellers. Resellers typically use these payments to improve their facilities or to invest in working capital. Financing for clients is included under working capital in the cash flow statement and bonuses are included under intangible assets.
(3)	Organic investments consist of acquisitions of property, plant and equipment and intangible assets and financing and repayments to resellers, and do not include investments in acquisitions of subsidiaries and interest in other companies neither capital increases in joint ventures and associates.

In 2016, Ultrapar continued with an investment strategy focused on the continuing to generate economies of scale and increase competitiveness, better serving an increasing number of customers. Investments, net of disposals, totaled R$1,811 million in organic investments. Total investment at Ipiranga reached R$1,065 million, of which (i) R$429 million in the expansion of its distribution network (through the conversion of unbranded service stations, opening of new service stations and new customers) and am/pm and Jet Oil franchises focused on the Midwest, Northeast and North regions of Brazil, (ii) R$64 million in the expansion of its logistics infrastructure through the construction and expansion of logistics facilities, (iii) R$101 million in modernization largely in logistics facilities, and (iv) R$471 million in maintenance of its activities, mainly in the renewal of contracts of its distribution network and the renovation of service stations. Out of the total amount invested, R$892 million were related to property, plant, equipment and intangible assets and R$173 million were related to the financing to clients, net of repayments. At Oxiteno, total 2016 investments were R$288 million, mainly due to the maintenance of its industrial units and for the new ethoxylation plant in the United States. Ultragaz invested R$225 million, allocated mainly in new clients in the bulk segment, replacement and acquisitions of bottles and maintenance of its bottling facilities. Investments at Ultracargo were R$79 million in 2016, mainly directed towards modernization of its safety systems and adaptation and maintenance of its terminals infrastructure. Extrafarma invested R$143 million, mainly directed towards the opening of new drugstores and maintenance of the existing ones, as well as to the new distribution center in Pará, replacing an existing distribution center in that state.

Ultrapar’s investment plan for 2017 amounts to R$2,174 million, demonstrating the continuity of good opportunities to grow through increased scale and productivity gains, as well as modernization of existing operations. At Ipiranga, we plan to invest R$1,116 million (i) to maintain the pace of expansion and modernization of its distribution network and of am/pm and Jet Oil franchises, and in new distribution centers to supply the convenience stores, (ii) in the expansion of its logistics infrastructure to support growth, mainly through the construction and expansion of logistics facilities, and (iii) in the maintenance and modernization of its activities, mainly in the renewal of contracts of its distribution network and the renovation of service stations, as well as information systems to support its operations. Oxiteno’s investment plan approved for 2017 totals R$478 million. This amount includes US$77 million to the construction of the new ethoxylation unit at its Texas (USA) plant, which shall be concluded by the end of 2017. The new unit’s capacity will be 120,000 tons per year at its initial stage. The remaining amount will be focused in maintenance and modernization of its plants for higher productivity, as well as information systems. Ultragaz will invest R$221 million in 2017, mainly (i) on capturing new clients in the bottled and bulk segment, (ii) on the replacement and purchase of LPG bottles, (iii) on the expansion and maintenance of filling plants, and (iv) on IT with focus on systems to support its operations. Ultracargo will invest R$158 million, of which R$58 million in the expansion of Itaqui terminal, which shall be concluded by 2018 and in the adjustment, safety and maintenance of the infrastructure of its terminals. At Extrafarma, we plan to invest R$178 million mainly in the opening and remodeling of stores, and in IT. The plan also takes into account the continued modernization of our IT platform in all businesses to serve even better our customers, to improve logistics efficiency, to develop new selling strategies and to expand relationships with our resellers and partners.

Equity investments

We have also made several acquisitions and related investments to maintain and create new opportunities for growth and to consolidate our position in the markets in which we operate.

The Extrafarma Transaction closed on January 31, 2014 and, accordingly, Ultrapar started to consolidate the equity investment related to Extrafarma as from such date.

The table below shows our equity investments (see definition in note 2 below) for the years ended December 31, 2016, 2015 and 2014:

	Year ended December 31,
	2016	2015	2014
Ipiranga(1)	47.3	41.1	28.5
Oxiteno	—	—	—
Ultragaz	—	—	—
Ultracargo	—	—	—
Acquisition of Extrafarma	—	—	719.9

Total equity investments(2)	47.3	41.1	748.4

(1)	Capital invested in ConectCar.
(2)	Equity investments consist of investments with acquisition of subsidiaries and interest in other companies and capital increases in joint ventures and associates.

We are a company incorporated under the laws of Brazil. Our principal executive office is located at Brigadeiro Luis Antônio Avenue, 1343, 9th Floor, 01317-910, São Paulo, SP, Brazil. Our telephone number is +55 (11) 3177 7014. Our Internet website address is http://www.ultra.com.br. Our agent for service of process in the United States is C.T. Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

B.	Business Overview

Ultrapar is a Brazilian company with almost 80 years of history, with leading positions in the markets in which it operates: specialized distribution and retail through Ultragaz, Ipiranga and Extrafarma, production of specialty chemicals through Oxiteno and liquid bulk storage services through Ultracargo.

•	Ultragaz is the leader in LPG distribution in Brazil, which is one of the largest markets worldwide. Ultragaz had a 23.8% market share as of December 31, 2016 according to ANP and was one of the largest independent LPG distributors in the world in terms of volume sold. As of December 31, 2016, we delivered LPG to an estimated 11 million households through a network of approximately 5,800 independent retailers in the bottled segment and to approximately 52 thousand customers in the bulk segment.

•	Ipiranga was the second largest fuel distributor in Brazil in 2016, with, as of December 31, 2016, a network of 7,563 service stations and 20.4% market share as of December 31, 2016 according to ANP. See “Item 4.B. Information on the Company — Business Overview — Fuel Distribution — Ipiranga — Competition.”

•	Oxiteno is one of the largest producers of ethylene oxide and its main derivatives in Latin America, a major producer of specialty chemicals and the sole producer of fatty-alcohols and related by-products in Latin America, according to IHS Chemical. Oxiteno has twelve industrial units: six in Brazil, three in Mexico, one in the United States, one in Uruguay and one in Venezuela and commercial offices in Argentina, Belgium, China and Colombia.

•	Ultracargo has a leading position in its sector, being the largest provider of liquid bulk storage in Brazil in terms of number of terminals and storage capacity, with six terminals and a storage capacity of 629 thousand cubic meters as of December 31, 2016.

•	Extrafarma is one of the leading drugstore chains in the North and Northeast of Brazil, with 315 drugstores and 2 distribution centers as of December 31, 2016.

The following chart simplifies our organizational structure as of the date hereof, showing our principal business units. For more detailed information about our current organizational structure, see “Item 4.C. Information on the Company — Organizational Structure.”

Our Strengths

Leading market positions across all businesses

Ultragaz is the largest LPG distributor in Brazil. In 2016, Ultragaz’s national market share was 23.8% according to ANP, and served approximately 11 million homes in the bottled segment and approximately 52 thousand customers in the bulk segment. For the year ended December 31, 2016, Ultragaz’s total volume of LPG sold was 1.8 million tons.

Ipiranga was the second largest fuel distributor in Brazil with a 20.4% market share in 2016 according to ANP, see “Item 4.B. Information on the Company — Business Overview — Fuel Distribution — Ipiranga — Competition”, and a network of 7,563 service stations as of December 31, 2016. In addition to the service stations, Ipiranga’s network has approximately 2.2 thousand am/pm convenience stores and 1.6 thousand Jet Oil franchises. In 2016, Ipiranga focused on its strategy of expansion to the North, Northeast and Midwest regions of Brazil, where the consumption growth rate has been above the national average and the market share of Ipiranga is lower than that in the South and Southeast. The implementation of Ipiranga’s business model – including its network of convenience stores and loyalty programs – in its service station network allows it to offer a broad range of products and services, which benefits consumers and resellers. The volume of fuel sold by Ipiranga in 2016 was 23.5 million cubic meters.

Oxiteno is a major producer of specialty chemicals and one of the largest producers of ethylene oxide and its principal derivatives in Latin America, according to IHS Chemical. Our chemical operations supply a broad range of market segments, particularly crop protection chemicals, food, cosmetics, detergents, packaging for beverages, thread and polyester filaments, brake fluids, petroleum and paints and coatings. For the year ended December 31, 2016, Oxiteno sold 738 thousand tons of chemical products. In Brazil, Oxiteno competes principally against imports in Brazil.

Ultracargo is the largest provider of liquid bulk storage in Brazil, with six terminals and storage capacity of 629 thousand cubic meters as of December 31, 2016, with leading positions in the main ports in Brazil in which it operates.

Extrafarma is the sixth largest drugstore network in the country according to Abrafarma’s ranking, with 315 drugstores and 2 distribution centers as of December 31, 2016.

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

Ultrapar’s businesses are simultaneously resilient and leveraged on Brazilian economic growth. Certain of Ultrapar’s businesses, such as the sale of LPG for residential use and fuels for light vehicles, are resilient due to their inelastic demand profile and, therefore, are less volatile in economic downturns. Other of Ultrapar’s businesses, such as sales of diesel fuel, specialty chemicals and bulk LPG are linked to economic performance and tend to experience higher sales volumes during periods of strong economic growth.

Bottled LPG is an essential good, as it is mainly used for cooking, and, therefore, is not as correlated to economic performance. Volume of fuels for light vehicles tends to grow linked to the number of light vehicles in Brazil. The Brazilian light vehicle fleet grew at rates ranging from 2% to 8% per year during the last five years, despite the volatility in the economic growth during this period, leading to a similar level of growth in the volume of fuels for light vehicles. On the other hand, diesel, specialty chemicals and bulk LPG sales growth have been historically correlated to the performance of the Brazilian economy.

Highly efficient LPG distribution network

Ultragaz maintains an exclusive network of independent dealers. This network constituted approximately 5,800 dealers, which sells Ultragaz LPG bottles. In 2016, this has enabled Ultragaz to control the quality and productivity of its dealers leading to a recognition that we believe is associated with quality, safety and efficiency, and also to have frequent contact with LPG customers. In addition, in April 1995, Ultragaz was the first player to introduce LPG small bulk delivery in Brazil, with lower distribution costs than bottled distribution. Over the years, it has built a strong client base in this segment.

Efficiencies in retail network logistics in addition to resale management know-how

We believe that the expertise in logistics and resale management that we have gained at Ultragaz is complemented by Ipiranga’s know-how in the same areas, thus maximizing efficiency and profitability at both companies.

Distinguished positioning in the fuel distribution sector

We believe that Ipiranga differentiates itself from its competition in the sector by having a more diverse array of products and services and thereby being a more convenient choice for customers. These services and products include convenience stores, lubricant-changing service shops, electronic payment, bakeries, loyalty program, Ipiranga-branded credit cards, and a set of initiatives that aim at enhancing customer’s convenience and loyalty.

Flexibility across the petrochemical cycle

Oxiteno is one of the largest producers of ethylene oxide and its principal derivatives in Latin America. In 2016, 98% of its ethylene oxide production was used internally in the production of ethylene oxide derivatives, which can be roughly classified in two groups: specialty and commodity chemicals. Oxiteno is a major producer of specialty chemicals, which have traditionally higher margins and less exposure to petrochemical cycles than commodity chemicals. Oxiteno has also been heavily investing in the development of products derived from renewable raw materials, aiming at reducing its dependence on oil-based feedstock and expanding its product portfolio.

Cost-efficient operations

Oxiteno’s operations have a high degree of production efficiency derived from a scale that we believe is similar to that of the largest producers in the world. Ultragaz has significant market presence in densely populated areas, which allows it to operate its filling plants and distribution system with a high level of capacity utilization and efficiency with depth and capillarity. Ipiranga also has a significant market presence in the South and Southeast regions of Brazil, which allows it to operate its extensive network of primary and secondary storage terminals and its distribution system in a cost-efficient manner. After the consolidation of Texaco and DNP and the network expansion through the opening of new gas stations and the conversion of unbranded service stations, the increased scale of Ipiranga allowed improved efficiency and competitiveness in the distribution and sales processes, dilution of advertising, marketing and new product development expenses, and gains from economies of scale in administrative functions. Extrafarma also has a significant market presence in the regions it operates (North and Northeast of Brazil), allowing it to distribute more efficiently its products to its drugstores. Ultracargo is the largest independent liquid bulk storage company in Brazil and the only player in the liquid bulk storage sector present in more than three major ports. Such position provides Ultracargo with increased operational flexibility, operational efficiency and economies of scale.

Strong operational track record

Our Company has exhibited a solid operational track record. Our EBITDA presented an average compound annual growth of 19% from 1998 to 2016, in spite of the overall macroeconomic volatility in Brazil and in the world during this same period. See “Item 3.A. Key Information — Selected Consolidated Financial Data” for more information about EBITDA. Our net income attributable to shareholders of the Company presented average compound annual growth of 22% from 1998 to 2016.

Experienced management team

We are led by a strong and experienced management team with a proven track record in the LPG and fuel distribution, petrochemical and specialized logistics industries. Our senior management team has on average almost 20 years of experience in the Company. In addition, among the nine members of our board of directors, five have more than 15 years with the Company.

Alignment of interests

The members of Ultrapar’s management are relevant shareholders of Ultrapar and receive variable compensation linked to performance and value generation to shareholders measured by Economic Value Added (EVA®) growth targets. Moreover, Ultrapar has consistently implemented improvements in corporate governance, such as being the first Brazilian company to grant 100% tag along rights to all its shareholders, the segregation of the roles of Chief Executive Officer and Chairman of the board of directors and its emphasis on maintaining transparency and consistency in its interactions with investors. Ultrapar is also a founding member of the Latin American Corporate Governance Roundtable Companies Circle, a group dedicated to promoting corporate governance in Latin America.

In 2011, Ultrapar completed the implementation of a new corporate governance structure, further aligning our shareholders’ interests by converting all preferred shares into common voting shares. The conversion resulted in all of our shares having identical voting rights, which allows our shareholders to actively participate in the decisions of shareholders’ meetings, without (i) any limitations on voting rights, (ii) special treatment to current shareholders, (iii) mandatory public tender offers at a premium to market prices once a certain beneficial ownership threshold is crossed or (iv) any other poison pill provisions.

Our Strategies

Build on the strength of our brands

Ultrapar is a multi-business company engaged in specialized distribution and retail, specialty chemicals and liquid bulk storage. We believe that our businesses have a high brand recognition associated with quality, safety and efficiency that we continually strive to deliver. We intend to reinforce this market perception by continuing to supply high-quality products and services and to introduce new services and distribution channels.

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

Continuously improve cost and capital efficiency in the LPG and fuel distribution business

We plan to continue to invest in the cost and capital efficiency of our distribution systems. Current initiatives include enhanced discipline with respect to our capital allocations and other programs designed to control our costs in both the LPG and fuel distribution business units.

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

Enhance retail network

Ultrapar’s strategy for its retail operations is strongly focused on differentiation and innovation. At Ipiranga, this focus has translated to the creation of new market niches through its reseller network characterized by customer service and convenience, thus contributing to high levels of customer loyalty. We believe these initiatives result in a better value proposition for customers and resellers, creating benefits for the whole chain – the client has access to differentiated, more convenient products; the reseller has a more attractive business; and the service station has a differentiated positioning, contributing to the evolution of the company’s results.

Ipiranga’s Posto Ecoeficiente project (Eco-Efficient service station) is one of the initiatives that reflect Ultrapar’s innovation philosophy. It aggregates, in a single project, innovative solutions and sustainable technologies, in harmony with the profitability of the service station for the reseller. This project offers solutions in the construction and operation of service stations that result in better use of resources, such as water and electricity, and reduction of wastage and residues. Ipiranga ended 2016 with 1,191 eco-efficient services stations operating.

In 2009, Ipiranga launched Km de Vantagens, a loyalty program through which customers and resellers may redeem rewards and benefits. We believe that Km de Vantagens has served as an important platform, strengthening relationships with Ipiranga’s customers, currently with over 24 million participants.

In 2010, also as part of its differentiation strategy, Ipiranga opened bakeries within its “am/pm” stores and became Brazil’s largest bakery franchise chain, further strengthening the perception of being a convenience center for its consumers.

In 2012, among the initiatives of Ipiranga, we highlight the strengthening of Posto Virtual and the entrance in the segment of electronic payment for tolls, parking and fuels through ConectCar. Once installed on a vehicle’s windshield, ConectCar’s tag automatically opens toll gates at lower costs through a prepaid system with free enrollment. In addition, the tag may be used to purchase fuel as well as accumulate and redeem points of the Km de Vantagens program, points which will be acquired by ConectCar from Ipiranga. The client can buy the tag at Ipiranga’s service stations, using points from the Km de Vantagens loyalty program. At the end of 2016, ConectCar reached 840 thousand active customers, and is available in almost all toll roads in Brazil.

In 2014, Ipiranga launched a verticalized and integrated supply solution, concentrating logistics, sales to and service of am/pm convenience stores under a single umbrella structure: am/pm Suprimentos. This initiative aims to streamline am/pm operations, improve the franchisees’ competitiveness and ensure a higher quality product assortment, creating value for clients and franchisees. As of December 31, 2016, am/pm Suprimentos operated 4 distribution centers located in the states of Rio de Janeiro, São Paulo, Paraná and Rio Grande do Sul, which supplied am/pm convenience stores in those states with the main categories of products, except for tobacco and ice cream.

Also in 2014, Ipiranga launched Beer Cave, a new beer purchase experience at its am/pm convenience stores. The Beer Cave is a refrigerated container aimed at the retail consumer that stores more than 100 national and international brands of cold beers ready for consumption. As of December 31, 2016, there were 375 Beer Caves installed in Ipiranga’s franchisees premises.

In addition, in 2015, Ipiranga opened a new configuration of am/pm in São Paulo: an expanded concept of convenience comparable to small neighborhood supermarkets for urban service stations, with supply of fresh products—like fruits, vegetables, meats, flowers and a wider range of fast meals. Ipiranga also launched a flagship store, “am/pm Estação,” in the State of São Paulo, a model developed for highway service stations to provide long distances travelers with a broader array of convenience and personal care products distances drivers and travelers.

In 2016, Ipiranga developed and launched on the market Abastece Aí (Portuguese for Fill Up Here), an initiative that seeks to maximize advantages from the integration of platforms for offering even greater convenience and benefits to customers. Through the Abastece Aí mobile phone app, the customer can obtain discounts and pre-program a refueling option, which is recognized by the Ipiranga service station attendant through a number automatically generated by the app. Through the app, the customer also chooses the rewards he/she prefers to receive and finalizes the refueling process by using a unique Km de Vantagens password in a safe payment method.

Ipiranga has also launched a new gasoline called DT Clean in 2016, using one of the most modern fuel additive technologies and aims to restore the engine’s performance to its original state, while at the same time increasing the car’s useful life and efficiency.

Expand our operations in regions that grow above the national average

Extrafarma’s organic expansion plan is primarily focused on the consolidation of the presence in the North and Northeast regions of Brazil, where GDP and household income have grown above the Brazilian average, consequently increasing the population’s access to health care programs, medicines and personal care and beauty products.

Ipiranga’s expansion strategy is focused on the Midwest, Northeast and North regions of Brazil, where we have lower market share and where consumption patterns has been higher than the national average, given the lower car penetration and faster-growing household income in these regions. For example, in connection with Ipiranga’s expansion strategy, Ipiranga recently entered into a sale and purchase agreement for the acquisition of 100% of Ale and the assets integrating its operations, complementing Ipiranga’s existing operations in the North and Northeast regions. See “— History and Development of the Company.” Ipiranga’s strategy also includes expanding its logistics infrastructure to support the growing demand for fuels in Brazil and initiatives aiming at differentiating our products and services.

Take advantage of opportunities in the retail pharmacy business to expand our growth

On January 31, 2014, we concluded the Extrafarma Transaction, which marked our entry into Brazil’s retail pharmacy business. The Brazilian retail pharmacy segment is a relevant market in Brazil and during the last several years has experienced significant growth. We believe the outlook of the retail pharmacy business in Brazil remains favorable mainly due to (i) the aging population; (ii) higher levels of disposable income among consumers; (iii) greater access to medicines, especially due to the growing prominence of generic drugs; and (iv) growing demand for personal care and beauty products. In addition, consolidation of the sector, supported by increasing formalization and consequent investments, is still in the incipient stages, and we intend to participate in this process.

We intend to accelerate Extrafarma’s expansion plan through (i) increasing its investment capacity, (ii) expanding its distribution network through the potential opening of drugstores at Ipiranga’s service stations and Ultragaz’s resellers, which together have over 12 thousand retail outlets; and (iii) strengthening its management structure through the implementation of Ultrapar’s recognized corporate governance practices and a management model based on performance incentives. Through the integration of sites and products, service and convenience offerings we intend to develop business models that are continuously more attractive to Extrafarma’s, Ipiranga’s and Ultragaz’s consumers, thus increasing competitive differentiation in each of these businesses and allowing for increased cross-selling opportunities.

Invest in niche segments for LPG distribution

Ultragaz is strengthening its presence in the North and Northeast regions of Brazil by focusing on expanding to states where it previously did not have significant operations and where LPG consumption has historically grown faster than Brazil’s national average rate.

For the bulk segment, Ultragaz strategy is focused on two areas. The first one is offering its clients mainly in industrial and agribusiness segments new applications for LPG. As a result, Ultragaz aims at expanding its participation in the use of LPG for localized heating, such as preheating of industrial furnaces, especially in steel and metallurgical plants, and in new applications in agribusiness, such as drying grains and plague control, with greater operational and economic efficiency.

The second one is to invest in the expansion of the bulk LPG distribution to small- and medium-sized businesses, such as laundry shops, restaurants, bakeries, residential condominiums, on the basis of agile and convenience services.

Expand capacity at Oxiteno to maintain our capacity ahead of domestic demand

We intend to maintain Oxiteno’s production capacity ahead of demand in Brazil. Between 2008 and 2011, Oxiteno invested heavily to significantly increase its production capacity, thereby allowing it to maintain production capacity ahead of domestic demand. See “— History and Development of the Company.” We also plan to continue our efforts to apply the best global practices to Oxiteno’s plants and production processes with a view to remain technologically competitive.

On November 4, 2015, Ultrapar’s board of directors approved the expansion of Oxiteno’s specialty chemicals’ capacity in Pasadena (Texas) in the United States, by building an ethoxylation unit at its current site, which is expected to be concluded by the end of 2017. The plant is located in one of the world’s most important chemical hubs, taking advantage of attractive conditions of raw materials, as well as highly efficient logistics infrastructure. The total investment, estimated at US$113 million, will expand Oxiteno’s footprint in the United States, focusing on local markets of agrochemicals, personal care, household and industrial cleaning, coatings and oil and gas. We expect that the new unit’s capacity will be 120,000 tons per year at its initial stage.

Continue to enhance product mix at Oxiteno

We increased Oxiteno’s capacity to produce a variety of value-added ethylene oxide derivatives and other specialty chemicals in order to optimize its sales mix across petrochemical cycles. Oxiteno’s investments in research and development have resulted in the introduction of 90 new products during the last three years. Oxiteno will continue to invest in research and development focused on developing new products to meet clients’ needs. In addition, we intend to continue to focus Oxiteno’s sales in the Brazilian market, which allows us to continuously add value to our products. In 2016, Oxiteno’s research and development expenditures were R$50 million.

Maintain financial strength

We seek to maintain a sound financial position to allow us to pursue investment opportunities and enhance our shareholders’ return on their investment in our Company. Our net debt (consisting of loans, debentures and financial leases recorded as current and non-current liabilities, net of cash and cash equivalents and financial investments) as of December 31, 2016 was R$5,715 million, representing a 1.36 times net debt (consisting of loans, debentures and financial leases recorded as current and non-current liabilities, net of cash and cash equivalents and financial investments) to EBITDA ratio. We have been consistently distributing dividends to our shareholders. During the five years ended December 31, 2016, we have declared yearly dividends representing an average of 60% of our net income.

Key Financial Information

The table below sets forth certain financial information for us and our principal businesses:

	Year ended December 31,
	2016	2015	2014	2013	2012
	(in millions of Reais)
Net revenue from sales and services(1)
Ultrapar	77,353.0	75,655.3	67,736.3	60,940.2	53,868.9
Ultragaz	5,365.5	4,621.2	4,091.3	3,982.3	3,847.1
Ipiranga	66,407.3	65,349.8	58,830.1	53,384.1	46,829.4
Oxiteno	3,700.7	4,082.5	3,413.6	3,277.8	2,928.8
Ultracargo	355.4	315.5	346.5	332.1	293.6
Extrafarma(2)	1,578.2	1,336.3	1,101.3	—	—
Net income attributable to Ultrapar’s shareholders	1,561.6	1,503.5	1,241.6	1,225.1	1,019.9
Net debt(3)
Ultrapar	(5,715.3)	(4,928.4)	(3,975.1)	(3,425.9)	(3,084.0)

(1)	Segment information for Ultragaz, Ipiranga, Oxiteno, Ultracargo and Extrafarma is presented on an unconsolidated basis. See “Presentation of Financial Information” for more information.
(2)	In 2014, reflects net revenue for the 11-month period from February 1, 2014, the date on which Extrafarma’s results of operations were consolidated into our financial statements, through December 31, 2014. For additional information, see “Presentation of Financial Information.”
(3)	See footnote 5 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for a more complete discussion of net debt and its reconciliation to information in our financial statements.

The table below sets forth EBITDA for us and our principal businesses:

	Year ended December 31,
	2016	2015	2014	2013	2012
	(in millions of Reais)
EBITDA(1)
Ultrapar	4,216.7	3,953.3	3,157.9	2,918.0	2,411.4
Ultragaz	446.6	357.0	305.5	280.5	245.7
Ipiranga	3,080.5	2,768.8	2,288.0	2,029.6	1,652.6
Oxiteno	458.9	739.8	403.7	440.6	351.8
Ultracargo	171.2	26.3	166.9	157.5	142.7
Extrafarma(2)	37.1	28.7	29.8	—	—

(1)	See footnote 4 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for a more complete discussion of EBITDA and its reconciliation to information in our financial statements.
(2)	In 2014, reflects EBITDA for the 11-month period from February 1, 2014, the date on which Extrafarma’s results of operations were consolidated into our financial statements, through December 31, 2014. For additional information, see “Presentation of Financial Information.”

Distribution of Liquefied Petroleum Gas

Industry and Regulatory Overview

Liquefied petroleum gas (LPG) is a fuel derived from the oil or natural gas refining process. In Brazil, 69% of local demand in 2016 was produced in local refineries and the remaining 31% was imported. LPG has the following primary uses in Brazil:

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

The primary international suppliers of LPG are major oil companies and independent producers of both liquefied natural gas and oil. However, due to Petrobras’ market dominance over the production and import of petroleum and petroleum products, a result of its legal monopoly that was abolished only in 1997, following Constitutional Amendment No. 09/1995 and the enactment of Federal law No. 9,478/97, Petrobras is currently the de facto sole supplier of LPG in Brazil.

Currently, the LPG distribution industry in Brazil consists of 15 LPG distribution companies or groups of companies, and is regulated by the National Petroleum Agency (ANP). The LPG distribution industry includes purchasing nearly all its LPG requirements from Petrobras, filling LPG bottles and bulk delivery trucks at filling stations, selling LPG to dealers and end users, controlling product quality and providing technical assistance to LPG consumers. See “— Industry and Regulatory Overview — The role of the ANP.” LPG produced by Petrobras, which represented 69% of total LPG sold in Brazil in 2016, is transported in pipelines and by trucks from Petrobras’ production and storage facilities to filling stations maintained by LPG distributors. The balance is imported by Petrobras into Brazil and stored in large storage facilities mostly maintained by Petrobras. The imported LPG is then transported from the storage facilities by pipeline and truck to the LPG distributors’ filling stations.

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

	Jan/08	Apr/08	Jul/08	Jan/10	Dec/14	Set/15	Dec/15	Dec/16
Commercial and Industrial LPG (% increase)	15%	10%	6%	6%	15%	11%	4%	12%

The LPG refinery price for residential use remained unchanged from May 2003 to September 2015, when Petrobras increased prices by 15%. In the last few years, Petrobras’ practice has been not to immediately reflect in its oil derivatives prices in Brazil the volatility of international prices of oil and oil derivatives.

In 2014 and 2015, Petrobras’ average refinery price was US$425 per ton and US$331 per ton, respectively, compared with the average international price of US$544 per ton and US$254 per ton, respectively. In 2016, Petrobras’ average refinery price was US$356 per ton compared with the average international price of US$270 per ton.

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

In November 1995, Petrobras’ monopoly was removed from the federal constitution by the aforementioned Constitutional Amendment No. 09/1995 approved by the Brazilian Congress. According to this amendment, other state and private companies would be able to compete with Petrobras in virtually all fields in which Petrobras operated. This amendment was implemented through Law No. 9,478, dated August 6, 1997, which effectively allowed Petrobras’ monopoly over the prices for oil, gas and oil products to continue for a maximum period of three years. Law No. 9,478, also known as Lei do Petróleo, (the “Petroleum Law”), prescribed that the termination of Petrobras’ monopoly would be accompanied by the deregulation of prices for oil, gas and oil products, and created a new regulatory agency, the ANP, to oversee oil-related activities. However, in practice, Petrobras still remains the sole LPG supplier in Brazil, even though there are no legal restrictions to the operation of other suppliers or to imports.

On June 25, 2004, Petrobras entered the LPG distribution market in Brazil through the acquisition of Liquigás, one of the main players in the market.

With the discovery of the pre-salt reservoirs, the Brazilian Government created an inter-ministerial committee to analyze the various alternatives and suggest modifications to Brazil’s exploration and production concession regime, which has been in force since the enactment of the Petroleum Law. The Brazilian Government decided to develop the oil and natural gas deposits in the pre-salt region by means of production sharing contracts (“PSC”), resulting in the new regulatory regime for the pre-salt reservoirs, which was finally implemented through Federal Law 12,351/2010 (the “Pre-salt Law”).

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

In order to operate in Brazil, an LPG distributor must be licensed with the ANP and must comply with certain minimum operating requirements, including:

•	maintenance of sufficient LPG storage capacity;

•	maintenance of an adequate quantity of LPG bottles;

•	use of bottles stamped with the distributor’s own brand name;

•	possession of its own filling plant;

•	appropriate maintenance of LPG filling units;

•	distribution of LPG exclusively in areas where it can provide technical assistance to the consumer either directly or indirectly through an authorized dealer; and

•	full compliance with the Unified Suppliers Registration System (Sistema Único de Cadastramento Unificado de Fornecedores — SICAF).

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

LPG distribution to the end consumer may be carried out by independent dealers or exclusive dealers, according to ANP Resolution 49/2016 and 51/2016. Each LPG distributor must provide the ANP with information regarding its contracted independent dealers on a monthly basis. The construction of LPG filling plants and storage facilities is subject to the prior approval of the ANP, and filling plants and storage facilities may only begin operations after ANP inspection.

The self-regulatory code/ANP Resolution 49/2016 and 51/2016. In August 1996, most of the Brazilian LPG distributors, representing more than 90% of the market, bottle manufacturers, LPG transportation companies and certain LPG retail stores, under the supervision of the Brazilian government, entered into a statement of intent regarding the establishment of a program for “requalifying” LPG bottles (a process under which they undergo safety and quality checks) and other safety procedures, known as the “Self-Regulatory Code” or “Código de Auto-Regulamentação.” See “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Bottle swapping centers” and “Item 4.B. Information on the Company — Business Overview — Distribution of Liquefied Petroleum Gas — Ultragaz — Requalification of bottles.” Before the Self-Regulatory Code came into effect, certain LPG distributors, not including Ultragaz, would fill bottles stamped with another distributor’s brand. This practice resulted in a low level of investment in new bottles, giving rise to concerns regarding the safety of older bottles. The Self-Regulatory Code provides, among other things, that:

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

The Self-Regulatory Code was replaced by ANP Resolution 49/2016 and 51/2016, which regulates the distribution of LPG activities.

Ultragaz itself was required to requalify 13.8 million bottles before November 2006 and an additional 10.7 million bottles by November 2011. Ultragaz requalified 3.8 million bottles, 3.1 million bottles and 2.3 million bottles in 2014, 2015 and 2016, respectively. In 2017, Ultragaz expects to requalify approximately 2.6 million bottles.

Environmental, health and safety standards. LPG distributors are regulated by ANP and subject to Brazilian federal, state and local laws and regulations relating to the protection of the environment, public health and safety. The National Council of the Environment (Conselho Nacional do Meio Ambiente — CONAMA), the Ministry of Labor and Employment (Ministério do Trabalho e Emprego), and the Ministry of Transport (Ministério dos Transportes), are the primary regulators of LPG distribution at the federal level.

The Brazilian regulations require LPG distributors to obtain operating permits from the environmental agencies, from municipal authorities and from the fire department. In order to obtain and maintain the validity of such permits, distributors must satisfy regulatory authorities that the operation of facilities are in compliance with regulations and are not prejudicial to the environment and the community. In addition, regulations establish standard procedures for transporting, delivering and storing LPG and for testing and requalification of LPG bottles. Civil, administrative and criminal sanctions, including fines and the revocation of licenses, may apply to violations of regulations. Under applicable law, distributors are strictly and jointly liable for environmental damages.

The LPG industry and market are also subject to occupational health and safety standards, including labor laws, social security laws and consumer protection laws. In addition, the company also has a sustainability policy that describes the good management practices for health, safety and the environment (HSE). Ultragaz annually conducts audits in its HSE – related processes to verify the performance and compliance with HSE legislation, HSE internal standards and sustainability policy.

Ultragaz

We distribute LPG through Ultragaz. Founded in 1937, we were the first LPG distributor in Brazil. At that time, Brazilians used wood stoves and, to a lesser extent, alcohol, kerosene and coal stoves. Ultragaz was the leading company by sales volume in the Brazilian LPG market as of December 31, 2016.

Ultragaz operates nationwide in the distribution of both bottled and bulk LPG, including the most highly populated states in Brazil, such as São Paulo, Rio de Janeiro and Bahia, and may sell bottled LPG through independent dealers. Bulk LPG is serviced through Ultragaz own infrastructure.

In August 2003, Ultragaz acquired Shell Gás, Royal Dutch Shell’s LPG operations in Brazil, for a total price of R$171 million. Shell Gás had about a 4.5% market share in Brazilian LPG distribution according to ANP, selling 287.4 thousand tons of LPG in 2002. With this acquisition, Ultragaz became the national market leader in LPG, with a 24% share of the Brazilian market in 2003. In October 2011, Ultragaz acquired Repsol, which sold approximately 22 thousand tons of LPG in 2011. In November 2016, Ultragaz entered into a sale and purchase agreement with Petrobras for the acquisition of 100% of the capital stock of Liquigás. On January 23, 2017, Ultrapar’s shareholders approved such acquisition. The completion of the acquisition is still subject to certain customary conditions precedent for this type of transaction, including the approval by CADE. See “Item 4.A. Information on the Company — History and Development of the Company.”

Ultragaz is comprised of the following operating subsidiaries:

•	Cia. Ultragaz, the company that pioneered our LPG operations;

•	Bahiana, which primarily operates in the Northeast region of Brazil; and

•	Utingás, a storage services provider that operates two facilities in São Paulo and Paraná. Utingás was incorporated in 1967 when Ultragaz and other LPG distributors joined to construct LPG storage facilities based in the states of São Paulo and Paraná. Ultragaz currently indirectly owns 57% of Utingás. See “— Storage of LPG”.

Markets and marketing. When Ultragaz began its operations, it served only the Southeast region of Brazil. Currently, Ultragaz is present in almost all of Brazil’s significant population centers. In recent years, Ultragaz strengthened its presence in the North and Northeast of Brazil, where it did not have significant operations and where LPG consumption has historically grown faster than Brazil’s national average growth rate. Distribution of bottled LPG includes mainly retail stores, carried out by Ultragaz’s dealership network mainly using 13 kg ANP approved bottles. In the case of Ultragaz, the bottles are painted blue. Ultragaz’s operating margins for bottled LPG vary from region to region and reflect the distribution channel in the region.

Before Shell Gás’ acquisition, Ultragaz’s sales strategy for bottled LPG delivery was to increase market share through geographical expansion as well as protecting and incrementing market participation in regions where it already operated. With the acquisition of Shell Gás, Ultragaz became the Brazilian market leader in LPG, and the focus of its marketing strategy evolved to protecting market share and strengthening its position in certain regions where it does not have a significant presence. The LPG bottled market in Brazil is a mature one and Ultragaz believes that growth in demand in the long term will be a function of an increasing number of households consuming the product as well as an increasing level of household income.

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

Ultragaz’s bulk sales include large industrial clients, including companies in the food, metallurgical and steel sectors that have large fixed tanks at their plants. In the case of large volume consumers, Ultragaz is competing with other highly competitive energy sources such as natural gas, diesel and fuel oil.

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

Ultragaz’s strategy for bulk LPG distribution is to continue its process of product and service innovation. Ultragaz has a team to identify the needs of each bulk LPG client and to develop technical solutions for using LPG as an energy source. Furthermore, in 2015 Ultragaz started operating under a new concept for the small- and medium business clients, named Ultrapronto. As an innovative concept in the LPG industry, Ultrapronto represents a more agile and complete service to the client, including client prospection, setup of equipment, logistics and after-sale service, and permeates the entire value chain of the bulk segment, based on: (i) differentiated value proposition for the client, (ii) standardization of processes, in order to enable the service to client, (iii) substantially increase the generation of new business, and (iv) rationalization of the installation process (30% of time reduction on average).

The table below shows Ultragaz’s sales of LPG to clients of bottled and bulk LPG:

	Year ended December 31,
Client category	2016	2015	2014
	(in thousands of tons)
Bottled LPG
Residential delivery by Ultragaz / Ultragaz owned retail stores	60.4	63.2	65.9
Independent dealers(1)	1,137.0	1,104.5	1,089.6

Total bottled LPG	1,197.5	1,167.8	1,155.4
Total bulk LPG	562.8	528.8	555.8

Total tons delivered	1,760.3	1,696.6	1,711.2

(1)	Includes residential deliveries and distribution through retailers’ stores.

Residential delivery has evolved during the last years from primarily door-to-door to a scheduled, order by phone or app.

LPG distribution is a very dynamic retail market where consumers’ habits change constantly, thus creating opportunities for the company. In order to more closely track market developments and differentiate itself from its competitors, Ultragaz has developed and enhanced sales channels and payment methods. In the last decade, the company expanded the participation of Disk Gás (sale of LPG bottles by telephone) and, more recently, introduced ordering through a smartphone app (Ultragaz Connect) and through a website (Pedido Online). These initiatives provide customers with greater convenience, add further value and generate logistic optimization to Ultragaz. The same principles have been extended to the bulk segment, in which Ultragaz is a pioneer and has a leading position, and where it has been developing new usages for its products, such as localized heating for the ignition of industrial furnaces, mainly in iron and steel industries, and an automotive steam cleaning system for Ipiranga resellers, which uses steam to substitute the traditional car wash, reducing substantially the usage of water. Ultragaz also began offering new solutions that make it an alternative or supplement for companies located in areas supplied with natural gas. Lastly, tracking consumption trends in the bulk segment, Ultragaz intensified its unique account billing service in residential condominiums, through which it provides individual gas bills.

Given Ultragaz’s capillarity and outreach of the most remote communities in Brazil, it has engaged in a series of initiatives and partnerships to promote social inclusion, education and culture. The table below shows the most relevant ones:

Project	Year of launch	Brief description
Ultragaz Cultural	2000	• Series of shows, movies, theater, literature and educational workshops • 2008 – 2016: served more than 150 thousand children in 22 states in Brazil

Partnership with Ministry of Health	2008	• Awareness and educational campaigns to address diseases prevention, such as dengue, Zika virus and H1N1, as well as other basic health concerns

UN Global Compact	2009	• Ultragaz is a signatory of the UN Global Compact

Junior Achievement	2009	• The largest and oldest organization in Brazil dedicated to educating youth in business • 2016: benefited more than 2,000 students in 13 states in Brazil

“Pega Pilhas, Baterias e Celulares”	2012	• Collection and disposal of used batteries in Ultragaz’s consumers’ households • 2016: more than 1 ton of batteries collected in 10 states in Brazil

“Campanha Junte Óleo: Ultragaz Coleta e Soya Recicla” – Partnership with Bunge and Triângulo Institute, a NGO	2013

•  Cooking oil recycle campaign to avoid its disposal into drinkable water sources

•  2015: the project won the 14th Marketing Best Sustainability Award

•  2016: over 500,000 liters of oil collected, reaching 300,000 Brazilian households with approximately 400 resellers involved

Partnership with BNDES	2014

•  Improvement of the infrastructure of Brazilian cooperatives of recyclable materials and training of the cooperative members in basic management tools

•  2014 – 2015: carried out in six cities in Brazil

“Somar Sustentabilidade”	2014	• A project that aims to foster sustainability concept and practices among its resellers • By the end of 2016, more than 350 resellers had participated

Ultragaz Sustainable Shop	2014

•  A LPG Shop constructed according to USGBC (United States Green Building Council) criteria, seeking to be accredited by LEED (Leadership in Energy and Environmental Design) and AQUA (High Environmental Quality) certifications

•  The first store was launched in 2014 in São Paulo, and the second one in 2016 in Ceará

CDP Partnership	2015

•  With the support of CDP, Ultragaz promotes training with its critical suppliers about CO2 emissions, encouraging them to develop inventories for greenhouse gas emissions

•  2016: 43 supplies were involved

Distribution infrastructure. Ultragaz’s distribution strategy includes having its own distribution infrastructure for bulk LPG, since it believes proximity to customers is a significant factor in successful distribution and sales strategies. Ultragaz also maintains a large independent dealer network for the bottled LPG. See “— Independent dealers.” For both bottled and bulk LPG, deliveries are made by a staff wearing Ultragaz uniforms and driving vehicles with Ultragaz’s logo. Ultragaz has also invested in information technology for improving its process, such as logistics optimization and production efficiency.

Ultragaz delivers bottled LPG, using a distribution network, which as of December 31, 2016 included approximately 5,800 independent dealers. As of December 31, 2016 Ultragaz had a fleet of 64 vehicles for the delivery of gas bottles and 291 for bulk delivery.

Bottled sales capacity derives from the number of bottles bearing Ultragaz’s brands. Ultragaz estimates that, as of December 31, 2016, there were 24.2 million 13 kg bottles stamped with Ultragaz’s brands in the market.

Independent dealers. Ultragaz’s independent distribution network ranges from large dealers, which carry out extensive home delivery, to single retail stores, which sell small quantities of LPG bottles. Until the enactment of ANP Rule 297 on November 18, 2003, independent dealers needed only to be registered with ANP for the sale of LPG bottles. No licenses were required except for those required by the fire department and the municipal authorities. Rule 297 established that the independent dealers must be registered with ANP and comply with a list of prerequisites contained in such rule, as well as those required by law for the storage of bottles up to 90 kg. Also, each municipality sets forth its own safety regulations applicable to stores that sell LPG, including a minimum distance from certain locations, such as schools. For the year ended December 31, 2016, 95% of Ultragaz’s bottled LPG sales were made through independent dealers. The agreements entered into between Ultragaz and independent dealers require the use of the Ultragaz brand and the display of the Ultragaz logo in the delivery vehicles and on the uniforms worn by delivery personnel. Proprietary rights in the trademark and logo are retained by Ultragaz and are duly registered with the National Institute of Industrial Property (INPI —Instituto Nacional de Propriedade Industrial). All contracted dealers are Ultragaz’s exclusive representatives. Under the terms of the respective contracts, each dealer agrees not to deliver non-Ultragaz LPG bottles.

Ultragaz understands that investing in the efficiency of its reseller network is key for staying ahead of competition and at the same time aligned with market demand for LPG. Accordingly, Ultragaz has developed several programs aimed at improving resellers’ management quality and standards.

The main tool is the Programa de Qualificação de Revendas (Reseller Qualification Program), which seeks to standardize Ultragaz’s resellers’ best management practices, including brand standardization, management quality, and strict compliance with the laws applicable to the industry. Through an assessment process, resellers are classified into categories (blue diamond, diamond, golden, bronze and opportunity), allowing the participants to check their performance compared to Ultragaz’s excellence standards and stimulating constant improvement. In 2016, approximately 5.0 thousand resellers participated in the program – a significant increase compared to 2008, when the program began with approximately 750 resellers evaluated. Out of the resellers that participated in the program in 2016, 73% (or 3.6 thousand) were qualified as bronze or above, in line with 2015 (74%) and 2014 (75%), attesting their compliance with most of Ultragaz’s quality requirements. In addition to the Reseller Qualification Program, Ultragaz has been deploying new initiatives to improve the efficiency of its resellers, such as the pre-operation training programs, aiming to accelerate their maturing process and anticipate financial results, increasing success rates among the new resellers, comprised of courses focused on key aspects of LPG operations, marketing and cash flows, among others.

Ultragaz also has invested in the development of training programs offered to its dealers. The first of them is Project SOMAR (Marketing Solutions Applied to Dealers), a program that includes replication of best practices and recommendations of changes to dealers’ operating procedures aiming at improving the efficiency of their operations.

The main initiative carried out since 2007 is Academia Revenda (Reseller’s Academy), which includes the training programs Formação em Gestão de Revenda (Reseller Management Education), O Especialista em Atendimento (The serving specialist) and Disk Especialista (Disk specialist). In addition, in 2016, Ultragaz launched Ultratop, a program for the reseller’s employees, including online trainings and campaigns focused on customer services. These programs seek to provide its resellers and their employees with critical skills to ensure an effective management in the LPG retail market and strengthen the qualification of the resellers’ network.

Distribution channels to bulk consumers. Large bulk distribution, constituted mostly of industrial users, is made by tanker trucks that deliver the LPG directly to the storage tanks located at the customers’ premises. Small bulk distribution, comprised of residential buildings and commercial users, and smaller industrial users, is made primarily by bob-tail trucks. Ultragaz uses the UltraSystem trade name in connection with its small bulk distribution through bob-tail trucks. Ultragaz makes bulk sales directly to customers using its own infrastructure and transportation provided by third-party transportation companies.

Payment terms. Ultragaz’s sales through its retail stores and through home delivery are made mainly on a cash basis. Ultragaz’s sales to independent dealers and to industrial and commercial users have payment terms of 19 days on average.

Bottle swapping centers. Pursuant to the Self-Regulatory Code, established in 1996 and approved by ANP, the LPG distributors have established 9 operating swapping centers to facilitate the return of the bottles to the appropriate distributor. Under the Self-Regulatory Code, while LPG distributors may pick up any empty LPG bottles tendered by customers in exchange for full LPG bottles, whether or not such empty bottles were put in circulation by that distributor, after October 1997, LPG distributors were not permitted to refill third-party bottles. Accordingly, LPG distributors may deliver third-party bottles to a swapping center where such bottles may be exchanged for bottles placed in circulation by such LPG distributor. The swapping centers currently charge a fee of R$ 0.52 per exchanged LPG bottle.

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

	Jan/08	Apr/08	Jul/08	Jan/10	Dec/14	Set/15	Dec/15	Dec/16
Commercial and Industrial LPG (% increase)	15%	10%	6%	6%	15%	11%	4%	12%

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

In 2014 and 2015, Petrobras’ average refinery price was US$425 per ton and US$331 per ton, respectively, compared with the average international price of US$544 per ton and US$254 per ton, respectively. LPG refinery prices for residential use have remained unchanged since 2003. In 2016, Petrobras’ average refinery price was US$356 per ton compared with the average international price of US$270 per ton. See “— Industry and Regulatory Overview — The role of the Brazilian government.”

Storage of LPG. On December 31, 2016, Ultragaz’s storage capacity was approximately 19.7 thousand tons, including Utingás’ storage capacity. Based on its 2016 average LPG sales, Ultragaz could store approximately 3.4 days of LPG supply. Accordingly, an interruption in the production of LPG may result in shortages, such as the one that occurred during the Petrobras strike in 1995.

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

Competition. Ultragaz’s main competitors are:

•	Liquigás, which was acquired by Petrobras in June 2004 from the ENI Group and has been operating in the Brazilian LPG distribution sector for more than 60 years;

•	Supergasbras, formed by the merger of Minasgás S.A., founded in 1955, and Supergasbras S.A., founded in 1946, and controlled by SHV Energy, a major multinational LPG distributor, which operates through its two separate brands, Minasgás and Supergasbras; and

•	Nacional Gás Butano, a Brazilian LPG distributor, which has been present in the market for more than 60 years.

The following table sets forth the market share of Ultragaz and its competitors in terms of volume according to ANP:

	Year ended December 31, 2016
LPG Distributor	2016	2015	2014
Ultragaz	23.8%	23.2%	23.0%
Liquigás	21.7%	22.6%	22.5%
Supergasbras	20.5%	20.4%	21.1%
Nacional Gás Butano	19.3%	19.2%	18.8%
Others	14.7%	14.6%	14.6%

Total	100.0%	100.0%	100.0%

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

Considering that the bottled market for LPG is a mature market with relatively low consumption growth, the competition is largely based upon attempts by LPG distributors to increase market share at the expense of their competitors. Since per capita consumption is small, low distribution cost is the critical factor in dictating profitability. Therefore, LPG distributors largely compete on the basis of efficiencies in distribution and delivery as all LPG distributors currently purchase nearly all of their LPG requirements from Petrobras, and as Petrobras’ refinery price charged to the distributors is the same to all LPG distributors. Ultragaz’s principal markets, including the cities of São Paulo, Salvador and Recife, are highly populated areas and therefore distribution to this market can be carried out with great economies of scale resulting in lower distribution costs to Ultragaz. Additionally, Ultragaz enjoys low bulk LPG distribution costs through UltraSystem.

In addition to competing with other LPG distributors, Ultragaz competes with companies that offer alternative energy sources to LPG, mainly natural gas, and other sources such as wood, diesel, fuel oil and electricity. Natural gas is currently the principal source of energy against which we compete In addition, supply of natural gas requires significant investments in pipelines. While fuel oil is less expensive than LPG, LPG has performance and environmental advantages over fuel oil in most uses.

In 2014, the Brazilian LPG market increased by 1.3% compared to 2013. The bulk segment grew by 1.6% over 2013, a lower growth compared to the previous year mainly due to the worsening of the economic environment in Brazil. In 2015, the Brazilian LPG market decreased by 1.5% compared to 2014, mainly driven by the decrease of 5.4% in the bulk segment compared to 2014, mostly due to the continued worsening of the economic environment in Brazil. In 2016, the Brazilian LPG market increased by 1.2% compared to 2015, driven by an increase in both segments. The bottled segment grew by 1.2% over 2015, given its resilient nature as an essential good and the bulk segment grew by 1.1% compared to 2015, due to new clients entering this market in 2016.

The following graph shows LPG sales volume for the Brazilian market and Ultragaz for the periods indicated:

Source: ANP (volume for 2006 according to Sindigás)

Income tax exemption status. Brazilian legislation provides a 75% income tax reduction for businesses located in the northeast region of Brazil, which depends of SUDENE’s formal and previous consent. The tax benefits that Ultragaz’s filling plant located at Caucaia benefited from expired in 2012. On December 2015, a new request for the incentive was filed and the benefit was granted by SUDENE up to 2025 (on June 1, 2016). Currently, the SUDENE’s approval is subject to ratification by Brazilian Federal Revenue Service. Mataripe’s plant has renewed its 75% income tax reduction up to December 2024, based on investments made to increase production capacity and on the modernization of the facility. Also, Aracaju’s and Suape’s plants are entitled to this tax benefit up to 2017 and 2018, respectively. The total amount of SUDENE’s income tax exemption for Ultragaz for the years ended December 31, 2016 and 2015 was R$28.5 million and R$5.3 million, respectively. For further information, see Note 9(c) to our 2016 consolidated financial statements.

Quality. We were the first Brazilian LPG distributor to receive ISO (International Standards Organization) certification for excellence in quality management. We were also the first LPG distributor in Brazil to be awarded with Prêmio Paulista de Qualidade, a well-recognized quality award in Brazil. Ultragaz is implementing the Management Excellence Model (Modelo de Excelência da Gestão® – MEG), of the National Quality Foundation (FNQ). This system standardizes and certifies the main working processes in four areas: Quality Management (ISO 9001), Environmental Management (ISO 14001), Occupational Health and Safety Management (OHSAS 18001) and Social Responsibility Management (SA 8000). Also, in the last 3 years Ultragaz has received several awards related to quality and management quality in different states in which it operates.

Fuel Distribution

Industry and Regulatory Overview

The Brazilian fuels market comprises the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene and natural gas for vehicles (NGV). In 2016, diesel represented 46% of the fuels distributed in Brazil, followed by gasoline, ethanol, fuel oils, NGV and kerosene, each of which represented 37%, 12%, 3%, 2% and less than 0.01%, respectively.

Growth in the fuel distribution sector has been directly influenced by GDP growth rates and size of light vehicle fleet. GDP growth is the main driver for diesel volume, given that diesel in Brazil is highly used for buses, trucks and agricultural engines. The size of the light vehicle fleet influences the growth in the combined volumes of gasoline, ethanol and NGV, which are basically used for light vehicles. The growth in the size of the car fleet in turn, is highly correlated with credit availability and disposable income. Since 2005, the Brazilian economy has been passing through a structural change with the creation of a larger credit market for consumer goods. However, in recent years, the economic recession has affected the credit availability and levels of disposable income in Brazil.

In December 2016, credit in Brazil reached 49% of GDP, compared to, 54% in December 2015, 59% in December 2014, 56% in December 2013 and 54% in December 2012, which, combined with a decrease in disposable income in Brazil in 2015 and 2016, had a negative effect on the sales of vehicles in those years. According to ANFAVEA, approximately 2.0 million new light vehicles were registered in Brazil in 2016, a decrease of 20% compared to 2015. The light vehicle fleet increased by 2% in 2016, reaching 41 million at the end of the year. Among the total vehicles sold in 2016, 88% were flex-fuel vehicles, which have engines adapted to operate using either gasoline or ethanol, or by any combination of the two, 4% were gasoline-only fueled vehicles, 8% were diesel-only and less than 0.1% were electric vehicles. Since the launching of flex-fuel vehicles in Brazil in 2003, 28.5 million flex-fuel cars were sold in Brazil.

Moreover, recent changes to legislation and inspection in the fuel distribution sector have helped to progressively curb unfair competition, creating a level playing field. These improvements should benefit the formal market by capturing the volume from the grey market.

According to ANP, the distribution of fuels (gasoline, ethanol and diesel) is made mainly through three channels, as follows:

•	Service stations (79% of the market in terms of volume in 2015, last available data), which serve final retail consumers;

•	Large consumers (14% of the market in terms of volume in 2015, last available data), mainly industries and fleets; and

•	Retail — wholesale resellers — TRR (6% of the market in terms of volume in 2015, last available data), specialized resellers that distribute diesel to medium and small volume end-users.

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

All gasoline sold in Brazil must contain a certain proportion of anhydrous ethanol that can vary from 18% to 27%. In May 2013, the Brazilian Mines and Energy Ministry increased the required percentage of anhydrous ethanol mixed with gasoline again to 25%. In March 2015, the Brazilian Agriculture Ministry increased the required percentage of anhydrous ethanol mixed with gasoline from 25% to 27%. Currently, the percentage of anhydrous ethanol mixed with gasoline is 27%. The Brazilian Sugar and Alcohol Interministerial Council (Conselho Interministerial do Açúcar e Álcool) establishes the percentage of anhydrous ethanol that must be used as an additive to gasoline (currently, at 27% in regular gasoline and 25% in additive/premium gasoline).

Gasoline “A”, as it is known in its unmixed form, is mixed with anhydrous ethanol at primary storage terminals or at secondary storage terminals. Gasoline “A,” mixed with anhydrous ethanol, forms gasoline “C,” which is delivered directly to service stations and large consumers by truck.

Since January 2008, under the Biodiesel Program, distributors have been required to include a percentage of biodiesel in the volume of diesel sold, in order to reduce greenhouse gas emissions. In addition, this program has also the social purpose of encouraging and developing small agriculture producers of biodiesel raw materials. From January 2008 to June 2008, the biodiesel mix requirement was 2%. On July 1, 2008 and 2009, the biodiesel mix requirement was increased to 3% and to a further 4%, respectively. On January 1, 2010, the biodiesel mix requirement was increased to 5%, on July 1, 2014 to 6% and on November 1, 2014 to 7%. In March 2016, the government enacted the Law 13,263, which rises the required percentage of biodiesel mix to diesel to 8% until March 2017, reaching 10% in 2019 (or 15%, subject to technical testing of engines).

As of January 2017, there were 164 fuel distributors authorized by ANP to operate in Brazil.

Supply. Petrobras is currently the only relevant supplier of oil derivatives in Brazil, accounting for 99% of the domestic production. There are currently 17 oil refineries in Brazil, of which Petrobras owns 13. Petrobras’s total refining capacity in 2016 was 372 thousand cubic meters per day. Brazilian refineries are located predominantly in the South and Southeast regions of Brazil. The overall product yield for these refineries in 2016 was 41% diesel, 24% gasoline, 10% fuel oil, 7% LPG and 18% other products, including naphtha.

Ethanol is purchased from various producers. In 2016, there were 380 sugarcane mills in Brazil, which produced approximately 28 million cubic meters of ethanol, 42% of which was anhydrous ethanol and the rest of which was hydrated ethanol. Brazil’s supply of anhydrous and hydrated ethanol is seasonal and depends on the sugarcane harvest. In 2016, 94% of such supply came from Central and Southern Brazil and the remainder of which came from Northern Brazil.

Biodiesel is purchased from the many producers of biofuels in Brazil, and its main raw materials are tallow and soy seeds. As of December 31, 2016, there were 48 biodiesel producers, located predominantly in the Midwestern region. Brazil’s biodiesel production in 2016 was about half of its total production capacity. Since January 2008, which was the first year of the Biodiesel Program, Petrobras has been required to purchase biofuels in auctions promoted by ANP and supply distributors with amounts of biodiesel corresponding to the proportional volume of diesel purchased. This policy aims to prevent distributors from selling diesel without including the minimum required amount of biodiesel.

The role of the Brazilian government. The Brazilian government has historically regulated the pricing of oil and oil-derivative products, ethanol, natural gas and electric energy. From 1990 onwards, the Brazilian oil and gas sector has been significantly deregulated. Until the adoption of the Petroleum Law, the Brazilian government maintained strict control over the prices that could be charged by (i) refineries to distributors, (ii) distributors to service stations and other channels and (iii) service stations to end-users.

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

In January 2015, the Brazilian government announced the return of the CIDE tax and the increase in the PIS and COFINS taxes on fuel, with an impact of R$220 per cubic meter for gasoline and R$150 per cubic meter for diesel, valid from February 1, 2015. On September 30, 2015, Petrobras announced a new increase in gasoline and diesel prices of 6.0% and 4.0%, respectively.

In October 2016, Petrobras announced a new pricing policy for gasoline and diesel with the objective of, among other aspects, fluctuating prices according to international references on a monthly basis. Therefore, gasoline and diesel prices became directly influenced by the international prices and the Real/U.S. dollar exchange rate. Under the new pricing policy, gasoline prices were reduced by 3.2% and 3.1% and increased by 8.1%, respectively, in October, November and December 2016. On the same occasions, diesel prices were reduced by 2.7% and 10.4% and increased by 9.5%.

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

In accordance with the publication of the Law No. 11,097 on January 13, 2005, the National Biodiesel Program (Programa Nacional de Biodiesel) was created. Since 2008, a certain amount of biodiesel has been required to be added to diesel. In addition, some changes were required in the distributors’ facilities, as well as the restructuring of its logistics. In March 2016, the government enacted Law No. 13,263, which amended Law No. 11,097 and increased the required percentage of biodiesel mix to diesel to 8% by 2017, reaching 10% by 2019, or 15%, subject to technical testing of engines.

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

Since 1971, Petrobras has acted in the Brazilian fuel distribution market through its subsidiary BR. BR is the leader in the fuel distribution market, with market share of 28.2% in 2016, according to ANP.

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

The role of the ANP. The ANP is responsible for the control, supervision and implementation of the Brazilian government’s policies with respect to activities related to oil, natural gas and biofuels. The ANP regulates all aspects of the industry, from the exploration and/or production, transportation to the sale of these products, including product quality standards and to the minimum storage capacities required to be maintained by distributors with respect to oil and oil products in Brazil. Prior to 1999, there were no formal requirements imposed by the Brazilian government on the fuel distribution segment. Distributors were only required to register with the national department of fuels or the national Petroleum Agent or the National Agency prior to starting operations. On December 30, 1999, the ANP established through Resolution No. 202, a number of requirements, with which all distributors must comply. In October 2014, the ANP Resolution No. 202 was replaced by Resolution ANP No 58/2014. Under the new rules a fuel distributor, in order to operate in Brazil, must obtain an operating authorization and meet certain minimum requirements of operation, including:

•	minimum paid-in capital of R$4,500,000.00; and

•	proof of financial capacity equivalent to expected volumes to be sold (proof of such capacity may include proof of ownership of assets, insurance or a bank guarantee).

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

Sindicom represents the interests of major Brazilian fuel distributors, which controlled 72% of the Brazilian fuel market in 2016. Sindicom was formed in 1941 and its primary purpose is to promote uniform standards for industry regulation and to provide a forum in which members can discuss matters affecting the industry. Sindicom represents its members in discussions before federal and state governmental bodies and presents its members perspectives on relevant laws and regulations, including those relating to taxation, operations, industrial and occupational safety and environmental protection.

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

Ipiranga

Ipiranga was founded in 1937 and is currently the largest private player in the Brazilian fuel distribution market, with 20.4% market share in terms of sales volume in 2016 and 7,563 service stations as of December 31, 2016.

Ipiranga distributes diesel, gasoline, ethanol, NGV, fuel oil, kerosene, ARLA (liquid agent to reduce nitrogen oxides emissions from heavy vehicles), lubricants and greases nationwide. In addition to a traditional fuel distribution business, Ipiranga has implemented a differentiation strategy, by offering other products and services throughout its service station network. This strategy has led to a significant and growing convenience store business, branded am/pm, including the expansion of the bakery network and private label products under the same brand, as well as lubricant servicing businesses, Jet Oil and Jet Oil Motos, and the consolidation of other related products and services. In 2014 Ipiranga launched its own supply solution for its am/pm convenience stores, the am/pm Suprimentos. At the end of 2016, am/pm Suprimentos operated four distribution centers in Brazil (Rio de Janeiro, Rio Grande do Sul, Paraná and São Paulo). In 2016, Ipiranga opened the second am/pm expanded concept for urban service station, a new configuration of the am/pm store, and the first am/pm Estação, a model developed for highways service stations. The new am/pm models increased the offer of convenience by adding new services and products to the traditional ones: health and beauty space, grocery store, full meals and a new fast food concept appropriate to each type of client. For more information see “Item 4.B. Information on the Company — Business Overview — Our Strategy — Enhance retail network.”

Among the other related products and services, we highlight Ipiranga’s loyalty program, Km de Vantagens, which has reached 24 million participants as of December 31, 2016, and the online service station, “Posto Ipiranga na Web”, where customers can acquire fuel credits online and use them to purchase fuel at our accredited fuel stations.

Markets and marketing. Until March 2009, Ipiranga only operated in the South and Southeast regions of Brazil. After the acquisition of Texaco, Ipiranga became a nationwide distributor and started to operate in the Northeast, North and Midwest regions of Brazil, regions where the fuel consumption grows above the national average rate, given the lower car penetration and faster-growing household income compared to other regions. Under the terms of the Ipiranga Group Transaction Agreements, Petrobras had the exclusive right to use Ipiranga’s brand in the operating regions of the Northern Distribution Business for five years from the date of the acquisition of Ipiranga Group, which expired in April 2012. Until then, Ipiranga operated under the Texaco brand in those regions. In November 2010, Ultrapar closed the acquisition of DNP, which distributes fuel in the states of Amazonas, Rondônia, Roraima, Acre, Pará and Mato Grosso through a network of 110 service stations, with 4% market share in the North region of Brazil in 2010. See “Item 4.A. Information on the Company — History and Development of the Company.” In 2016, Ipiranga continued its strategy to increase its scale of operations, adding 333 service stations through the conversion of unbranded service stations and the opening of new gas stations. Furthermore, Ipiranga ended 2016 with 1,191 eco-efficient service stations (Posto Ecoeficiente — service stations with a set of solutions that reduce the consumption of materials, natural resources and energy of these service stations, including the reduction of waste generated during the construction). Ipiranga is also focusing on the expansion of Jet Oil and am/pm franchises to enhance the service and convenience of consumers at the Ipiranga service stations.

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

In 2016, 2.0 million new light vehicles were registered according to ANFAVEA, a decrease of 20% in relation to 2015, with flex fuel cars representing 88% of the total light vehicles registered in 2016.

According to ANFAVEA, the total light vehicles fleet in Brazil as of December 31, 2016 was 41 million, an increase of 2% from 2015, as a consequence of the 2.0 million new cars registered and an estimated scrapping of 1.6 million cars in 2016.

In 2016, the fuel volume sold by Ipiranga decreased by 9% compared to 2015. The combined sales volume of gasoline, ethanol and NGV decreasing by 9%,in spite of the effective growth of 2% in the light vehicle fleet, reflecting economic conditions, a worsening in employment levels and the increase in the relative prices of fuel compared to household income. These market conditions led customers to increase usage of unbranded service stations that gained market share over the Sindicom members throughout 2016. Diesel sales volume also decreased 9% in the period, as a result of the economic downturn.

Ipiranga’s sales volume from its service station network accounted for 75% of its total sales in 2016. As of December 31, 2016, there were 7,563 service stations operating under the Ipiranga brand, of which 840 had the land either owned by us or under a long term lease to us and 6,723 owned by third parties. In 2016, 89% of these service stations were located in urban areas, with the remaining 11% located in highways.

Distribution to large consumers represented 19% of Ipiranga’s sales in 2016. Ipiranga directly sold to 5,176 customers in 2016, including state and municipal governments, industries and cargo and passenger transportation fleet owners.

Ipiranga also sells diesel, lubricants, fuel oil and kerosene to 281 independent TRRs that redistribute these products to small and medium-sized companies throughout Brazil. Ipiranga’s TRR clients consist mostly of companies that have large fixed tanks at their facilities. These clients represented 7% of Ipiranga’s sales volume in 2016.

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

The table below shows Ipiranga’s sales by product:

	Year ended December 31,
	2016	2015	2014
	(in thousand cubic meters)
Diesel (by client category)
Service station	6,330.0	6,983.0	7,226.2
Large consumers	4,065.9	4,379.5	4,386.0
Retail—wholesale resellers (TRR)	1,536.3	1,733.8	1,696.4
Total Diesel	11,932.2	13,096.2	13,308.6

Gasoline	8,493.3	8,554.4	9,204.1
Ethanol	2,453.8	3,444.8	2,478.4
Others(1)	627.5	629.5	622.6

Total volume sold	23,506.9	25,724.8	25,613.7

(1)	Includes NGV, fuel oil, kerosene, arla and lubricants.

Distribution infrastructure. Ipiranga operated through 83 storage terminals as of December 31, 2016 that were strategically located to facilitate fast and economic delivery of its products. There are two types of facilities: primary storage terminals, generally located near the coast and major cities, which are supplied by refineries through pipelines, and secondary storage terminals, which are mainly located inland, and are supplied by primary terminals by railroad or through road transportation for locations not accessible by railroad. Ethanol is supplied to the terminals by road.

Ipiranga has its own fleet of trucks through its transportation company, Tropical, which was responsible for transportation of 27% of the volume of fuels sold by Ipiranga in 2016, with the remaining portion of the transportation provided by third parties.

Resellers. Ipiranga generally enters into three types of arrangements with resellers in which: (i) it owns land, equipment and buildings for a service station that it leases to an operator, (ii) a third party owns land, and leases it to Ipiranga and it constructs a service station facility or make improvements to an existing facility and leases the station to an operator and (iii) the operator or a third party owns the land and constructs a service station facility or makes improvements to an existing facility that is typically financed by Ipiranga. Under the terms of the contracts and in accordance with applicable law, each reseller operating under Ipiranga’s brand must purchase fuels exclusively from us. For the year ended December 31, 2016, 75% of Ipiranga’s volume sold was through resellers.

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

In 2009, Ipiranga created Km de Vantagens, a pioneer customer loyalty program in the fuel industry that provides awards and benefits to customers and resellers. Ipiranga developed strategic partnerships to broaden the scope of the program and the benefits for its clients and resellers, including partnerships in areas of entertainment, tourism, magazines and airline tickets, among others. By the end of 2016, Km de Vantagens, the largest loyalty program in Brazil, had more than 24 million clients registered. Each year, Ipiranga seeks new initiatives to add further value to the program, maintain current participants and increase the number of new participants.

In 2010, through its am/pm convenience stores, the largest convenience store network in Brazil, Ipiranga began launching initiatives to increase product offerings through the launch of private label products, including energy drinks and snacks, and the expansion of the am/pm bakeries, providing to resellers an additional source of income, as well as strengthening the am/pm brand. In 2014, Ipiranga launched a new beer purchase experience through its Beer Cave, which is a refrigerated container that stores more than 100 brands of beer. Ipiranga ended 2016 with 2,166 am/pm stores, 684 bakeries and 375 Beer Caves.

In November 2012, Ipiranga launched ConectCar. See “Item 4.A. Information on the Company — History and Development of the Company” and “Item 4.B. Information on the Company — Business Overview — Our Strategy — Enhance retail network.”

The Jet Oil units, Ipiranga’s lubricant-changing and automotive service specialized network, ended 2016 with 1,347 franchises, including 247 Jet Oil Motos, the first specialized lubricant-changing and service network for motorcycles.

In 2014, we entered into partnerships with Shoptime, the first Brazilian home shopping television channel, which also operates via the Internet and catalog. The customers are offered more than 100 thousand products, from home care to electronics.

In order to strengthen the am/pm convenience stores’ product offering and operations, Ipiranga launched in 2014 its own supply solution. The am/pm Suprimentos concentrates logistics, sales and customer service of the convenience stores main products in just one structure. This initiative aims to streamline the am/pm’s convenience store operation, increase the competitiveness of franchisees and ensure higher quality product range. At the end of 2016, am/pm Suprimentos operated four distribution centers located in Rio de Janeiro, São Paulo, Paraná and Rio Grande do Sul states, which supplied the stores in those states with the main categories of products, except for tobacco and ice cream.

In 2015, Ipiranga presented in São Paulo new configurations of the am/pm store concept, as previously described. The new am/pm store models increase the options for complementary revenues to resellers.

In 2016, Ipiranga developed and launched on the market Abastece Aí (Portuguese for Fill Up Here), an initiative that seeks to maximize advantages from the integration of platforms for offering even greater convenience and benefits to customers. Through the Abastece Aí mobile phone app, the customer can obtain discounts and pre-program a refueling option, which is recognized by the Ipiranga service station attendant through a number automatically generated by the app. Through the app, the customer also chooses the rewards he/she prefers to receive and finalizes the refueling process by using a unique Km de Vantagens password in a safe payment method.

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

In June 2016, Ipiranga signed a sale and purchase agreement for the acquisition, directly or indirectly, of 100% of the capital stock of Ale and the assets comprising its operations. On August 3, 2016, Ultrapar’s shareholders approved the acquisition. The completion of the acquisition is still subject to certain customary conditions precedent for this type of transaction, including the approval by CADE. See “Item 4.A. Information on the Company — History and Development of the Company.”

Supply of fuels. Currently, Ipiranga and its competitors purchase almost all oil-derivative fuels from Petrobras under a formal supply contract that establishes the volume and the terms for supply. The contract with Petrobras is renewed annually and the volume contracted is based on the volume purchased in the previous year. The procedures for ordering and purchasing fuels from Petrobras are generally common to all distributors, including Ipiranga. There have been no significant interruptions in the supply of fuels by Petrobras to the distributors, with the exception of an interruption in 1995 due to a 15-day strike by Petrobras employees.

The ethanol fuel market in Brazil consists of 380 sugarcane mills, producing sugar and ethanol from sugarcane. Ethanol production occurs approximately eight months per year. A portion of the production is stored in the distilleries to meet demand during the inter-harvest season. Distilleries produce two types of ethanol: (i) anhydrous ethanol, which must be blended with gasoline and (ii) hydrated ethanol, which is essentially used for flex fuel vehicles.

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

Storage of fuels. Ipiranga stores its fuels in large tanks at each of its facilities located throughout the regions in which it operates. Primary facilities receive fuels directly from Petrobras by pipeline and from distilleries by railroad and road transportation and secondary facilities are supplied by railroad and truck. See “Item 4.D. Information on the Company — Property, Plant and Equipment.” In 2016, Ipiranga’s storage capacity was 735,125 cubic meters. Based on its 2016 average sales, Ipiranga can store approximately ten days of fuel supply. Accordingly, an interruption in the production of oil-based fuels for longer than that time period could result in shortages, such as the one that occurred during the Petrobras strike in 1995.

Competition. Ipiranga’s main competitors in 2016 were:

•	Petrobras Distribuidora S.A. (“BR”), a subsidiary of Petrobras, which has been operating in the Brazilian fuel distribution sector since 1971. BR is the Brazilian market leader and operates throughout the entire country. Petrobras announced in 2016 its intention to divest part of its equity interest in BR Distribuidora. However, as of the date of this report, such initiative has not yet been completed or had relevant outcomes.

•	Raízen Combustíveis S.A. (“Raízen”), a joint venture between Cosan S.A. (“Cosan”) and Shell International Petroleum Company Limited (“Shell”), a subsidiary of Royal Dutch Shell. Cosan, through its subsidiaries, is the largest producer of sugar and ethanol in Brazil, having entered the fuel distribution market in 2008, when it acquired Esso’s fuel distribution business in Brazil. In June 2011, Cosan established Raízen, a joint venture with Shell in June 2011 by combining certain of their respective assets, including their respective distribution businesses.

•	Alesat, a domestic Brazilian fuel distributor created in 2006, as a result of the merger of Ale and Satelite, is present in 21 states. In December 2008, Alesat acquired the fuel distribution business of Repsol YPF in Brazil.

The following table sets forth the market share of Ipiranga and its competitors based on volume of gasoline, ethanol and diesel sold according to ANP data:

	Year ended December 31,
Distributor(1)	2016	2015	2014
Petrobras	28.2%	31.3%	32.8%
Ipiranga	20.4%	21.6%	21.3%
Raízen	19.9%	19.3%	18.8%
Alesat	3.8%	3.7%	4.1%
Others	27.6%	24.1%	23.0%

Total cubic meters	100.0%	100.0%	100.0%

(1)	Volume sold of gasoline, ethanol and diesel.

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

Quality. In 1998, Ipiranga’s terminal in Londrina (PR), received the first ISO 14001 (Environmental Management System) certificate for a fuel distribution terminal in Latin America. In the same year, Ipiranga’s lubricant factory located in Rio de Janeiro obtained an ISO 9001 (Quality Management System). One year later, Ipiranga’s Betim terminal obtained ISO 9001 and ISO 14001 certifications and in 2008 the OHSAS 18001 (Safety and Occupational Health Management System) certificate. These certifications are reaffirmed every three years. Furthermore, since 2002, Ipiranga has adopted its own environmental management system through a program named SIGA, which applies what we believe to be the highest international standards to its policies and practices. Initially focused only on environmental initiatives, in 2009 the program expanded its scope to include areas such as safety, health, quality and social responsibility, in order to align the operations of its terminals to a broader vision of sustainability, becoming SIGA+ (Ipiranga’s management system applied to health, safety, environment, quality and social responsibility). The program included audits in 2010 to verify the results of its implementation and to identify areas of improvement. Since then, SIGA+ grew from 23 operational units audited in 2010 to 59 in 2016, including some offices and all owned storage terminals and joint operated terminals.

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

Second generation companies. Second generation companies process the basic petrochemicals produced by the crackers to obtain intermediate petrochemicals, such as:

•	polyethylene, ethylene oxide, polystyrene and polyvinyl chloride (PVC), each produced from ethylene;

•	polypropylene, oxo-alcohols and acrylonitrile, each produced from propylene;

•	styrene butadiene rubber (SBR), and polybutadiene, each produced from butadiene;

•	caprolactam, produced from benzene; and

•	purified terephtalic acid (PTA), produced from p-xylene.

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

The northeast complex, located in the municipality of Camaçari in the state of Bahia, began operations in 1978. Braskem currently has an ethylene production capacity of 1.28 million tons per annum.

The São Paulo complex, located in the municipality of Santo André and Mauá in the state of São Paulo, was created in 1972 and is the oldest petrochemical complex in Brazil. Braskem has an ethylene production capacity of 700 thousand tons per annum.

The southern complex, located in the municipality of Triunfo in the state of Rio Grande do Sul, is based around the raw materials cracker, Braskem. Braskem’s plant in Triunfo has an ethylene production capacity of 1.25 million tons per annum. Oxiteno does not purchase ethylene from Braskem in Triunfo, but purchases C4, a raw material used in the production of Methyl-ethyl-ketone (MEK).

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

In accordance with environmental laws and regulations, petrochemical companies are required to obtain licenses for their manufacturing facilities from competent environmental authorities, which may also regulate their operations by prescribing specific environmental standards in their operating licenses. In order to obtain and maintain valid such licenses, petrochemical companies must satisfy regulatory authorities that the operation, maintenance, and reclaiming of facilities comply with regulations and do not cause damage to the environment.

Environmental regulations apply particularly to the discharge, handling and disposal of gaseous, liquid and solid products and by-products from manufacturing activities. Technical rules issued by CONAMA and by state authorities also prescribe preventive measures relating to environmental pollution and waste treatment requirements. In addition, the transportation, storage and supply of products are subject to specific standards designed to prevent spills, leakages and other accidents.

Historically, environmental regulations have imposed increasingly stricter standards, higher fines, and greater exposure to liability and increased operating costs and capital expenditures. In addition, civil, administrative and criminal sanctions, including fines and the revocation of licenses may apply to violations of environmental regulations. Under the Brazilian environmental law, companies are strictly and jointly liable for environmental damages.

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

Due to the use of controlled products, petrochemical companies are also subject to regulation and surveillance by the Army and Civil and Police Forces. In accordance with the applicable laws and regulations, they shall obtain from governmental authorities permits, licenses and certificates to use controlled substances in their activities. Decree No. 3,665, dated November 20, 2000, regulates the Brazilian Army control over explosive substances and/or substances that could be used to prepare explosives and establishes that those that manufacture, store or sell such substances are required to obtain a registration certificate, which must be periodically renewed. Law No. 10,357, dated December 27, 2001, sets forth that those that manufacture, store, handle, use and distribute chemical substances that could be employed in the manufacture of narcotics or psychotropic substances are subject to control by the Federal Police Department and shall obtain the required certificates, which must be periodically renewed. The sanctions that can be imposed in case of noncompliance with the applicable regulations concerning controlled substances include warnings, fines, pre-interdiction fines, interdiction, apprehension of products, suspension, cancellation or forfeiture of the corresponding certificates and licenses.

Oxiteno

We operate in the chemical sector through the second generation company, Oxiteno, a wholly owned subsidiary of Ultrapar and major producer of specialty chemicals. Oxiteno is the only producer of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers and methyl-ethyl-ketone in Brazil, as well as the only producer of fatty alcohol in Latin America. Besides a plant in Venezuela, Oxiteno is the only ethylene oxide producer in South America. Its products are used in a broad range of industrial sectors, such as cosmetics, detergents, crop protection chemicals, polyester, packaging, coatings and oil industry. During the year ended December 31, 2016, Oxiteno sold 738 thousand tons of chemical and petrochemical products.

Oxiteno’s strategic focus is to provide a broad coverage of the ethylene oxide and derivatives, maintaining a leading position in these markets that strengthens its market positioning in Brazil. We intend to maintain Oxiteno’s production capacity ahead of demand in Brazil. Oxiteno’s strategy is to increase its specialty chemical production capacity and its geographic reach.

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

Commodity products. The following are Oxiteno’s principal commodity products and their principal uses and markets:

Ethylene oxide. Ethylene oxide is a colorless and highly flammable gas at room temperature and atmospheric pressure. Ethylene oxide is produced in a continuous production process by gaseous phase catalytic partial oxidation of ethylene by oxygen at high temperature and pressure. In 2016, Oxiteno used 98% of its ethylene oxide production in the production of derivatives and sold the remaining 2% to other chemical companies.

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

Domestic sales. The Brazilian petrochemicals industry seeks to prioritize demand from the domestic market, where there is greater value added, although sales are also made to the overseas market. While Oxiteno sells the larger part of its commodities and specialty chemicals in Brazil, production capacity exceeds domestic market demand, with Oxiteno exporting surplus production to more than 50 countries in Asia, America, Europe, Africa and Oceania. Oxiteno maintains production capacity above local demand for strategic reasons. For the years ended December 31, 2016, 2015 and 2014, 29%, 33% and 29% of Oxiteno’s net revenue from sales and services, respectively, were from sales outside Brazil. For the years ended December 31, 2016, 2015 and 2014, 28%, 28% and 29% of Oxiteno’s sales volume, respectively, were from sales outside Brazil.

The following table shows Oxiteno’s domestic market sales volume by market segment for the period indicated:

	Year Ended December 31,
Market sector	2016	2015	2014
	(in thousand tons)
Polyester	117.7	103.4	101.9
Cosmetics and detergents	111.6	123.0	121.5
Crop protection	97.9	91.2	98.4
Distributors	51.6	53.5	56.7
Coatings	44.6	45.2	54.6
EO / DOT (brake fluids)	32.8	33.0	38.1
Performance Products(1)	27.2	26.1	28.6
Glycols	19.7	19.6	19.8
Oil and Gas	20.3	20.1	30.2
Others(2)	6.1	6.7	7.7

Total Brazilian market	529.4	521.8	557.3

(1)	Includes food, civil construction, textiles, leather and paper.
(2)	Includes mineral oils and polymers.

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

The following table sets forth Oxiteno’s sales by volume for each geographic market served by Oxiteno in the periods indicated:

	Year Ended December 31,
Breakdown of sales volume outside Brazil	2016			2015		2014
	(in thousand metric tons and percentage of the total)
From Oxiteno Brazil
Mercosur (not including Brazil)	43.6	21%	40.7	20%	43.4	19%
NAFTA	12.4	6%	11.2	5%	13.2	6%
Asia	19.1	9%	16.8	8%	19.8	9%
Europe	17.2	8%	12.2	6%	13.7	6%
Other	19.9	10%	17.0	8%	14.6	7%

Sub-Total	112.2	54%	97.8	48%	104.6	47%
From Oxiteno Mexico
Mexico	38.3	18%	41.2	20%	34.9	16%
USA	13.7	7%	10.5	7%	17.8	8%
Other	6.7	3%	7.8	4%	11.2	5%

Sub-Total	58.7	28%	64.0	31%	63.9	29%
From Oxiteno Andina
Venezuela	2.1	1%	6.0	3%	8.0	4%
Other	4.2	2%	4.5	2%	1.2	1%

Sub-Total	6.3	3%	10.4	5%	9.2	4%
From Oxiteno Uruguay
Brazil	16.8	8%	19.6	10%	28.9	13%
Uruguay	11.4	5%	9.6	5%	11.6	5%
USA	0.7	0%	0.7	0%	0.7	0%
Other	20.4	10%	15.2	7%	15.8	7%

Sub-Total	49.3	24%	45.1	22%	57.0	25%
From Oxiteno USA
USA	13.2	6%	7.4	4%	5.6	3%
Sub-Total	16.0	8%	9.5	5%	6.2	3%

Total(1)	208.7	100%	203.3	100%	223.8	100%

(1)	Does not include intercompany sales volume.

Oxiteno exports a wide variety of chemical products including glycols, MEK, ethoxylated alkylphenols, glycol ether acetates, glycol ethers, ethanolamines and surfactants.

Since 2003, Oxiteno has focused on expanding its presence in Americas, and on increasing its specialty chemicals sales, creating a closer relationship with its customers. As a first step, in December 2003 Oxiteno acquired Canamex — a Mexican specialty chemicals company (renamed Oxiteno Mexico). In April 2007, Oxiteno acquired the operating assets of Unión Química SA de CV, in San Juan del Río, Mexico. For the year ended December 31, 2016, Oxiteno Mexico’s sales volume totaled 46,751 tons, which represented a 19% decrease compared to the year ended December 31, 2015. See “Item 4.A. Information on the Company — History and Development of the Company.”

In September 2007, Oxiteno acquired 100% of the shares of Arch Andina in Santa Rita, Venezuela (renamed Oxiteno Andina). For the year ended December 31, 2016, Oxiteno Andina’s sales volume totaled 4,302 tons, representing a decrease of 51% compared to the year ended December 31, 2015. See “Item 4.A. Information on the Company — History and Development of the Company.”

In April 2012, Oxiteno acquired a specialty chemicals plant in Pasadena, Texas. For the year ended December 31, 2016, sales volume from the plant totaled 13,688 tons, representing an increase of 79% compared to the year ended December 31, 2015. See “Item 4.A. Information on the Company — History and Development of the Company.”

In November 2012, Oxiteno acquired of 100% of the shares of American Chemical (renamed Oxiteno Uruguay), a Uruguayan specialty chemicals company. For the year ended December 31, 2016, Oxiteno Uruguay’s sales volume totaled 45,608 tons, which represented a 16% increase compared to the year ended December 31, 2015. See “Item 4.A. Information on the Company — History and Development of the Company.”

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

Customers. Oxiteno’s most important customers for its commodity chemicals are chemical companies, surface coating producers and polyester producers. In turn, the customers for specialty chemicals constitute a variety of industrial and commercial enterprises including brake fluid distributors, agrochemical producers, manufacturers of food additives and manufacturers of detergents and cosmetics. Oxiteno believes that by distributing specialty chemical products to a variety of markets, it is thereby able to protect itself, to a certain extent, from the effects of a decrease in economic activity in any particular market.

In 2016, Oxiteno’s main customers in the domestic market included Monsanto, which mainly purchases ethanolamines, Syngenta, Indústrias Gessy Lever Ltda. (Unilever), which mainly purchase surfactants and MEGlobal, which mainly purchases glycols. In the international market, Oxiteno sells both to industrial customers, including Unilever, Procter&Gamble and Syngenta, as well as trading companies and other third-party distributors. In 2016, Oxiteno’s ten largest customers accounted for 37% of its net revenue from sales and services. No single customer accounted for more than 9% of Oxiteno’s net sales in such year.

Competition. Oxiteno competes in the Brazilian market largely with imported products. Since 1990, it has had to operate in an increasingly competitive environment due to imports from international and transnational petrochemical industries. As imported products are mostly commodity chemicals, competition is based principally on price. Importers incur additional costs when selling their products in the Brazilian market, due to import tariffs, which generally range between 12% and 14%, and additional freight charges. However, factors such as product quality, timely delivery, reliability of supply and technical service and support are also important competitive factors. Because it is a local producer, Oxiteno believes it has a particular competitive advantage over imports with regard to timely delivery and reliability of supply.

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

Oxiteno’s principal competitors are Shell Chemical, Dow Chemical, Clariant, BASF S.A., Solvay and Stepan.

Research and development. Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. As of December 31, 2016, 155 employees of Oxiteno were engaged in research and development and engineering activities. Oxiteno’s research and development expenditures in 2016, 2015 and 2014 were R$50 million, R$41 million and R$36 million, respectively. In 2004, Oxiteno founded its own “Science and Technology Council”, with six of the world’s major specialists in surfactants as members. These specialists, with experience in the surfactants industry or in the academic environment in the US, Europe and Latin America, follow the trends and opportunities in the sector. Since 2004, the council, currently composed of five specialists, has met once a year in São Paulo to analyze Oxiteno’s research and development project portfolio, as well as the management methodology applied. Their recommendations enable Oxiteno to improve its research and development activities’ efficiency, as well as to broaden the reach of its partnerships with international entities. In addition, Oxiteno has created specific scientific councils with specialists from its main segments.

Oxiteno’s investments in research and development have resulted in the introduction of 90 new applications for its products during the last three years. Oxiteno will continue to invest in research and development focused on developing new product applications to meet clients’ needs.

Raw materials. Oxiteno’s principal raw material is ethylene. For the year ended December 31, 2016, ethylene was responsible for 32% of Oxiteno’s variable costs of production and 26% of its total cost of sales and services. Among Oxiteno’s other raw materials, the principal materials include palm kernel oil, C4, butyl alcohol, primary fatty amine and phenol. Supply of ethylene constitutes an entry barrier for new ethylene oxide producers in Brazil since the current production capacity of ethylene by Brazilian crackers is committed to existing second generation companies, including Oxiteno, and significant investments are needed for the construction of a new cracker. Additionally, ethylene’s transport and storage is complex and expensive because it must be kept at a temperature below -200 degrees Fahrenheit (-100 degrees Celsius) during transportation and storage, therefore importing and exporting of ethylene is generally uneconomical. Accordingly, the naphtha crackers, such as Braskem, are largely dependent for their sales upon the second generation petrochemical companies, such as Oxiteno, located in the respective petrochemical complexes.

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

Oxiteno has a supply agreement with Braskem, which establishes a minimum annual consumption level of ethylene, calculated quarterly, and conditions for the supply of ethylene until 2021 at the Camaçari plant. The minimum purchase commitment clause is 205 thousand tons of ethylene and a maximum of 220 thousand tons of ethylene per year. Should the minimum purchase commitment not be met, Oxiteno would be liable for a fine of 40% of the current ethylene price for the quantity not purchased. The minimum purchase commitment is subject to proportional reduction in the case of scheduled shutdowns in the supplier’s and/or Oxiteno’s facilities.

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

The following table shows the average ethylene prices referenced to the North-Western Europe (NWE) contract prices:

NWE
(US$/ton)
2016
First Quarter	926
Second Quarter	1,024
Third Quarter	1,039
Fourth Quarter	1,025
Maximum Price in Year	1,051
Minimum Price in Year	903
Year Average	1,004
2015
First Quarter	972
Second Quarter	1,155
Third Quarter	1,128
Fourth Quarter	996
Maximum Price in Year	1,240
Minimum Price in Year	946
Year Average	1,063
2014
First Quarter	1,647
Second Quarter	1,603
Third Quarter	1,574
Fourth Quarter	1,326
Maximum Price in Year	1,676
Minimum Price in Year	1,245
Year Average	1,534

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

In April 2013, the Brazilian government announced a reduction in the PIS and COFINS taxes levied on certain raw materials for the petrochemical industry (first and second generation), including ethylene. The PIS and COFINS paid on raw material procurement, including ethylene, was reduced to 1% from 9.25%. The lower tax rate was effective from May 2013 and was valid until December 2015. According to the current legislation, the level of PIS and COFINS taxes levied on the acquisition of ethylene will gradually increase from 3% in 2016 to 5.6% in 2018.

Other raw materials. For the year ended December 31, 2016, other raw materials, such as palm kernel oil, C4, butyl alcohol, acetic acid, nonene, phenol, primary fatty amine, ethanol, oxygen, base oils, ammonium and other accounted for approximately 38% of Oxiteno’s variable costs and 31% of its total costs of sales and services.

Oxiteno generally obtains these other raw materials from a variety of sources, except for phenol, which Oxiteno purchases principally from a single supplier, Rhodia Poliamida Especialidades Ltda., and for C4, which is supplied by Braskem in Triunfo.

Utilities. Electric power, steam and natural gas are the main utilities required for Oxiteno’s production. Part of the electricity and steam used by Oxiteno is generated internally and part is purchased from electricity companies and third-party suppliers of steam in the regions where Oxiteno’s plants are located. Natural gas is purchased from local companies. In 2016, electric power represented 3% of Oxiteno’s variable costs.

Income tax exemption status. Brazilian legislation provides a 75% income tax reduction for businesses located in the northeast region of Brazil, which depends of SUDENE’s formal and previous consent. Oxiteno is entitled to this tax benefit at Oxiteno Nordeste and Oleoquímica, due in 2016 and 2021, respectively. Oxiteno Nordeste will file a request for extension of SUDENE’s benefit for an additional period of 10 years. The total amount of SUDENE’s income tax exemption for Oxiteno for the years ended December 31, 2016 and 2015 is R$57 million and R$75 million, respectively. For further information, see Note 9(c) to our 2016 consolidated financial statements.

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

Health, safety and environmental matters. Oxiteno continuously monitors its compliance with federal, state and municipal legislation applicable to its various places of operation. In accordance with applicable law, Oxiteno is strictly and jointly liable for losses and damages of an environmental nature. See “Item 4.B. Information on the Company — Business Overview — Petrochemicals and Chemicals — Industry and Regulatory Overview.”

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

Oxiteno developed an important project to increase the use of renewable raw materials, the oleochemical unit, which uses palm kernel oil, extracted from the palm seed, to produce fatty alcohols and its by-products. After the start-up of the oleochemical unit, the share of renewable raw materials in Oxiteno’s raw materials total costs reached 26% in 2016, compared with 8% in 2007. In 2010, Oxiteno joined the Roundtable on Sustainable Palm Oil, an organization that works to regulate the sustainable plantation of palm, aiming to strengthen its regional leadership and its sustainability practices.

Storage services for liquid bulk

Ultracargo

Ultracargo is the largest provider of liquid bulk storage in Brazil. Ultracargo’s main differentiating characteristic is the strategic location of its facilities, located close to the main Brazilian ports and rail junctions in Brazil. Ultracargo stores and handles liquid bulk, mainly chemicals, fuels and vegetable oil. Ultracargo also offers ship loading and unloading services, the operation of pipelines, logistics programming and installation engineering. Ultracargo’s ten largest clients accounted for 75% of its revenues in 2016, with its three largest clients, Braskem, Petrobras and Oxiteno accounting for 20%, 18% and 6%, respectively, of Ultracargo’s revenues. Ultracargo’s strategic location of its operations, close to the main Brazilian port terminals, railroad junctions and roads, is one of the company’s main strengths and a key driver of integrated services profitability. As of December 31, 2016, Ultracargo operated storage facilities with a capacity of 629 thousand cubic meters. Ultracargo’s history is one of pioneering logistics solutions in the Brazilian market. The latest available data shows that Ultracargo accounted for 67% of all tank capacity for liquids at the Aratu port in the State of Bahia, which serves South America’s largest petrochemicals complex. The company is also present in the port of Santos, in the state of São Paulo, which was responsible for 29% of the Brazilian foreign trade in 2016. The Santos terminal, which started operating in mid-2005, has become the largest storage facility operated by Ultracargo after the integration of the terminals acquired from União Terminais in 2008. In December 2009, with the acquisition of Puma, Ultracargo added 83.4 thousand cubic meters to its current capacity. In May 2012, Ultracargo acquired a liquid bulk storage terminal in Itaqui port, in the State of Maranhão, that added 55 thousand cubic meters to Ultracargo’s current capacity. See “Item 4.A. Information on the Company — History and Development of the Company.”

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

In 2008, Ultracargo added 184 thousand cubic meters to its liquid bulk storage capacity through: (i) the acquisition of União Terminais, which added 170 thousand cubic meters and (ii) the expansion of its terminal in Aratu, adding 14 thousand cubic meters. In 2009, Ultracargo added 95 thousand cubic meters to its liquid bulk storage capacity through (i) the acquisition of Puma’s assets in Suape, adding 83 thousand cubic meters and (ii) the expansion of its terminal in Aratu, adding 12 thousand cubic meters.

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

Income tax exemption status. Brazilian legislation provides a 75% income tax reduction for businesses located in the northeast region of Brazil, which depends on SUDENE formal and previous consent. Ultracargo is entitled to this tax benefit at the Aratu, Suape and Itaqui terminals, up to 2022, 2020 and 2025, respectively. The total amount of SUDENE’s income tax exemption for the years ended on December 31, 2016 and 2015 is R$13 million and R$2 million, respectively. For further information, see Note 9(c) to our consolidated financial statements.

Quality. In 2007, Ultracargo’s terminal in Aratu obtained an ISO 14001 certification and underwent re-certification processes, being the last one in 2015. The evaluation process occurred under a unified Quality Management System for the entire country. Paulínia terminal obtained the ISO 14001 certification in 2004 and underwent re-certification processes, being the last one in 2012. In 2002, Santos terminal obtained the ISO 14001 certification and OHSAS 18001 in 2003. In 2011, Suape terminal obtained an ISO 14001 certification. In 2012, Suape and Aratu terminals obtained OHSAS 18001 certification. In 2013, Paulínia terminal obtained OHSAS 18001 certification. Ultracargo’s terminal in Paulínia was permanently closed in August 2015.In 2014 and 2016, the Aratu terminal was recognized for its performance in Health, Safety and the Environment by Industrial Development Committee of Camaçari (Cofic). In 2015, Itaqui terminal obtained an ISO 14001 and OHSAS 18001 certification.

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

The retail pharmacy business is a highly regulated industry. In Brazil, the regulation of the sector is executed by the Federal Government, the State and Municipalities. The Federal Government enacts laws and regulations of general applicability, which are enforced and complemented by actions of the States and Municipalities. At the federal level, the health and pharmaceutical sectors are regulated and supervised by the Ministry of Health, through ANVISA, a public agency established by Federal Law No. 9,782/ 99 and regulated by Decree No. 3,029/99.

In addition, pursuant to Law No. 10,742/03 and Decree No. 4,766/03, the regulation of standards and criteria for setting and adjusting the prices of medicines in Brazil is established by the Drug Market Regulation Chamber (“CMED”), which fixes a capped price for sales from pharmaceutical companies to their distributors, and for final sales to consumers. This capped-price is based on the mechanism which comprises essentially (i) an inflation rate measured by the National wide Consumer Price Index (“Índice Nacional de Preços ao Consumidor Amplo” – “IPCA”); (ii) factor of productiveness, which is a percentage calculated based on future earnings of productivity by the pharmaceutical industry, and (iii) factor of price adjustments, which is a percentage calculated based on the input costs applicable among market sector prices and to intra-sector prices. The medicines are readjusted in April of every year. However, some pharmaceutical products, such as herbal and homeopathic medicines are not currently subject to CMED’s price regulation. In Brazil, the front-store area occupied by drugstores is usually smaller than 300 square meters.

Brazilian drugstores’ total revenues, according to data from IMS Health, were R$94 billion in 2016, a 12% growth compared to 2015. We believe the sector has potential for continued growth, mainly due to the aging population, greater access to medicines, especially due to the growing prominence of generic drugs, the growing demand for personal care and beauty products in drugstores, and higher levels of disposable income among, consumers in the longer term. In addition, consolidation of the sector, supported by increasing market formalization and consequent investments, is in its early stages, with the top five drugstore chains in Brazil accounting for only 28% of the overall market revenues. According to IMS Health, there were approximately 74 thousand drugstores in Brazil in 2016.

The main types of pharmaceutical products sold in Brazil are listed below:

Branded medicine – Innovative products, registered at the federal agency responsible for sanitary surveillance and marketed in the country whose efficacy, safety and quality have been scientifically proven by the federal competent body upon registration.

Generic medicine – Contain the same active ingredient, in the same strength and dosage form, being administered by the same route and with the same therapeutic indication as the reference drug in the country, showing the same safety as the reference drug in the country, and which can be interchangeable with the latter.

Similar medicine – Contain the same active ingredients, has the same concentration, pharmaceutical form, method of administration, dosage and therapeutic instructions, and is equivalent to a medicine registered with the Federal agency responsible for sanitary surveillance, differing only as regard the characteristics of size and form of the product, period of validity, packaging, labelling, excipients and vehicle.

OTC medicines – Over the Counter (OTC) medicines that do not need prescription to be sold.

According to ABRAFARMA, the sale of medicines accounted for 67% of the total sales of its members in the retail pharmacy business in Brazil in 2016, and products other than medicines accounted for the remaining 33% of the sales. Sales of OTC products during the winter are usually higher than in warmer seasons, while sales of personal care products during the summer are usually higher than in other seasons.

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

As of December 31, 2016, Extrafarma operated 315 drugstores in ten states of Brazil (107 in Pará, 12 in Amapá, 2 in Tocantins, 80 in Ceará, 58 in Maranhão, 22 in Pernambuco, 17 in Rio Grande do Norte, 8 in Piauí, 7 in Paraíba and 2 in São Paulo). Extrafarma operates two distribution centers in Benevides, in the state of Pará, and in Aquiraz, in the state of Ceará, which are responsible for supplying all of our stores.

Extrafarma operates both in the retail and wholesale of pharmaceutical products. In 2016, Extrafarma’s gross revenues reached over R$1.7 billion, of which the retail business represented 89% and the wholesale business represented 11%.

Extrafarma’s main strategy is focused on the retail business, which is responsible for the larger share of its revenues. Within this business, Extrafarma’s product mix consists of all the main types of pharmaceutical products (branded medicine; generic medicine; similar medicine; OTC) in addition to personal care products and convenience products. In 2016, out of Extrafarma’s revenues in the retail business, branded medicines represented 37%, generic/similar medicines represented 15%, OTC 10%, personal care products represented 22% and convenience products represented 16%.

On the wholesale side, Extrafarma operates as a distributor of both pharmaceutical and personal care products. We purchase the products from manufacturers and sell them to other drugstore chains and independent retailers, which are serviced through Extrafarma’s own and leased truck fleet. As of December 31, 2016, the average payment term of Extrafarma’s sales to independent retailers was 51 days.

In January 2016, Extrafarma remodeled its loyalty program and renamed it Clube Extrafarma. The program provides immediate discounts on purchases, in addition to accumulating 1 point for each R$1 spent. Points received by Extrafarma’s customers may be exchanged during the period of 6 months for significant discounts in store products, pre-paid mobile phone credits, Ipiranga’s Km de Vantagens and Multiplus Fidelidade. As of December 31, 2016, Clube Extrafarma had 5.1 million clients registered.

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

The drugstore chains associated to ABRAFARMA represented an estimated 41% of the total revenues in the sector in 2016. There were more than 20 drugstore chains associated to ABRAFARMA in 2016. According to ABRAFARMA the main players in Brazil are Raia Drogasil, DPSP, Pague Menos, Brasil Pharma, Araujo and Panvel.

See “Item 4.A. Information on the Company — History and Development of the Company — Extrafarma Transaction.”

Oil Refining

RPR consists of a refinery in the city of Rio Grande, in the state of Rio Grande do Sul, in the Southern region of Brazil. The refinery’s nominal capacity is 17,000 barrels per day, and its principal products include gasoline, diesel, naphtha, fuel oil, LPG, kerosene, asphalt and solvents. In 2016, the average production of the refinery was 13,906 barrels per day, which represented 82% of its nominal capacity and less than 1% of the total Brazilian oil refining capacity, according to ANP data. Ultrapar currently owns approximately one third of the capital of RPR. See “Item 4.A. Information on the Company — History and Development of the Company.” RPR’s results are accounted for using the equity method, as share of profit of joint ventures and associates. Results generated by the oil refining operations are not significant to Ultrapar. In 2016, the share of profits from RPR operations recognized into Ultrapar’s results amounted to R$29.7 million, corresponding to less than 1% of Ultrapar’s consolidated net income for the year.

Between 2011 and the third quarter of 2014, RPR faced a challenging operating scenario, due to costly raw materials and controlled selling prices that have not followed these variations in raw material costs. From August 2014, there was a sharp reduction in the international crude oil prices, reaching in December 2015 the lowest level since December 2008 (US$36 per barrel). Despite the reduction in oil prices, the prices of oil – based fuels in Brazil have increased during the same period, helping improve RPR´s margins. In October 2016, Petrobras announced a new pricing policy for gasoline and diesel with the objective of, amongst other aspects, fluctuating prices according to international references on a monthly basis. Therefore, gasoline and diesel prices became directly influenced by the international prices and the Real/U.S. dollar exchange rate. See “Item 4.A. Information on the Company — History and Development of the Company.”

Insurance

We maintain insurance policies covering all the facilities of our wholly owned subsidiaries, which we consider appropriate to cover the risks to which we believe we are exposed, including but not limited to loss and damage from fire, lightning, explosion of any nature, windstorm, plane crash and electrical damage. The maximum compensation values based on the maximum possible loss that could result from specific location, as of December 31, 2016, are shown below:

	Maximum compensation value(*)
Oxiteno	US$	1,062
Ipiranga	R$	770
Ultracargo	R$	715
Ultragaz	R$	300
Extrafarma	R$	135

(*)	In millions. Currency as indicated.

We have general liability insurance that covers all our wholly owned subsidiaries with coverage of up to a maximum of US$400 million as of December 31, 2016 for losses and damage incurred by third parties as a result of any accidents that occur in connection with our commercial/industrial operations and/or the distribution and sale of our products and services.

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

The following chart shows our organizational structure(1) for our principal subsidiaries as of December 31, 2016:

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

We conduct our LPG distribution business through Ultragaz, composed of Cia. Ultragaz, Bahiana and Utingás. Cia. Ultragaz operates in the business of distribution of LPG, primarily in the South, Southeast and Midwest regions of Brazil. Bahiana operates in the business of distribution of LPG, primarily in the Northeast regions of Brazil. Utingás is an LPG storage company, with facilities in the states of São Paulo and Paraná.

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

On August 4, 2016, the Company through its subsidiary IPP entered into a joint venture agreement with Chevron Lub to create a new company in the lubricants market. Under this agreement, the joint venture will be formed by Ipiranga’s and Chevron’s lubricants operations in Brazil. Ipiranga and Chevron will hold 56% and 44%, respectively, of the new company’s capital. In September 2016, Ipiranga Lubrificantes S.A. was established in order to segregate Ipiranga’s lubricants operations from Ipiranga.

In September 2016, subsidiary Ultrapar International S.A. was created and subsequently issued an aggregate principal amount of US$750 million of notes in the foreign capital markets.

Except for Oxiteno Mexico, Oxiteno Andina, Oxiteno USA and Oxiteno Uruguay, all of our material subsidiaries are incorporated under the laws of Brazil.

For further information see “Item 4.A. Information on the Company — History and Development of the Company.”

D.	Property, Plant and Equipment

Ultragaz

Ultragaz’s LPG distribution network includes 18 filling plants. LPG is carried to the filling plants either via gas pipelines from Petrobras’ installations or by tanker trucks. When LPG transportation is via gas pipeline the bases are known as primary and when transportation is via tanker truck, the bases are known as secondary. Ultragaz also operates LPG storage bases, known as satellite bases for supplying our bulk trucks. Ultragaz maintains storage facilities for LPG bottles and satellite bulk distribution plants at strategic locations in order to maintain supplies close to its customer bases and thus to reduce transportation costs. LPG is stored in the filling plants in large LPG storage tanks with a typical capacity of 60 tons per tank. In the case of LPG to be delivered in bulk, the LPG is pumped directly from the storage tanks into the bulk tankers. In the case of LPG to be delivered in bottles, the LPG is pumped from the storage tanks into a number of filling heads, which fills the LPG bottles.

The following table sets forth the total storage capacity, total filling capacity during 2016 and the 2016 average filling utilization for each of Ultragaz’s primary and secondary filling stations and satellite stations.

Base	Type	Total storage capacity	Filling capacity		2016 average filling utilization rate
		(in tons)	(in tons per month)
Aracajú	Secondary	240	4,263		87%
Araçatuba	Satellite	180
Aracruz	Secondary	120	4,212		32%
Araraquara	Satellite	60
Araucária	Primary	240	9,693		74%
Barra de São Francisco	Secondary	360	2,400		20%
Barueri	Secondary	1,500	5,850		73%
Bauru	Satellite	60
Betim	Secondary	480	9,360	(1)	51%
Blumenau	Satellite	60
Canoas	Secondary	600	7,371		59%
Capuava	Primary	720	14,449		49%
Cascavel	Satellite	120
Caucaia	Secondary	420	8,424	(1)	85%
Caxias do Sul	Satellite	60
Chapecó	Satellite	60
Florianópolis	Satellite	60
Goiânia	Secondary	360	5,850		71%
Imbiruçu	Satellite	372
João Pessoa	Satellite	60
Joinville	Satellite	60
Juazeiro	Primary	180	4,212		21%
Londrina	Satellite	60
Mataripe	Primary	1,025	21,508	(1)	72%
Mauá	Satellite	720
Paulínia	Primary	2,260	9,982		74%
Pirajá — Salvador	Satellite	60
Ponta Grossa	Satellite	60
Pouso Alegre	Satellite	60
Ribeirão Preto	Secondary	180	4,646		86%
Rio de Janeiro	Primary	720	5,850	(1)	87%
Santos	Primary	2,400	3,608		56%
São José do Rio Preto	Satellite	60
São José dos Campos	Primary	960	5,850		63%
Sorocaba	Satellite	120
Suape	Primary	480	5,962		112%

Total		15,537	133,490		67%

(1)	These facilities operated with more than one 8-hour shift per day.

Note: Facilities with more than 100% average filling utilization rate operated during and outside of normal business hours.

In addition, Ultragaz maintains headquarters in the city of São Paulo and regional offices in the areas in which it operates.

Ipiranga

Distribution of fuels is carried out through an extensive network of primary and secondary storage terminals. Primary storage terminals are generally located near refineries and are used as storage terminals for products to be transported either to secondary storage terminals or to large customers and TRRs. Distributors own their storage terminals (Owned), lease space in third parties’ storage terminals (Third Party Agreement — TPA) or participate in pools (Joint-Operated terminals — JO) that serve two or more distributors. The following table sets forth the total storage capacity and ownership structure for each of Ipiranga’s primary and secondary facilities in 2016.

Base	Type	Owner Structure of Storage Teminal	Storage Capacity (m³)
Açailândia	Secondary	JO operated by others(2)	3,013
Araucária	Primary	TPA(1)	850
Araucária	Primary	JO operated by others(2)	54,094
Bagé	Secondary	Owned	4,721
Barcarena	Primary	Owned	8,202
Barueri	Primary	TPA(1)	6,100
Bauru	Secondary	Owned	3,288
Belém	Primary	Owned	13,835
Belém	Primary	TPA(1)	1,700
Betim	Primary	JO operated by Ipiranga(2)	12,024
Betim	Primary	JO operated by others(2)	7,258
Biguaçu	Primary	TPA(1)	2,313
Brasília	Primary	JO operated by others(2)	6,931
Cabedelo	Primary	TPA(1)	7,344
Campo Grande	Secondary	Owned	3,345
Campos	Secondary	JO operated by Ipiranga(2)	3,728
Canoas	Primary	Owned	39,402
Canoas	Primary	TPA(1)	400
Cascavel	Secondary	Owned	4,047
Caxias	Primary	Owned	36,283
Caxias	Primary	JO operated by others(2)	6,687
Cruz Alta	Secondary	Owned	4,325
Cubatão	Primary	TPA(1)	2,463
Cuiabá	Secondary	Owned	1,064
Cuiabá	Secondary	TPA(1)	315
Fortaleza	Primary	TPA(1)	4,560
Goiânia	Primary	TPA(1)	2,185
Goiânia	Primary	JO operated by others(2)	7,755
Governador Valadares	Secondary	Owned	3,235
Guamare	Primary	JO operated by others(2)	2,790
Guaramirim	Primary	TPA(1)	402
Guarapuava	Secondary	Owned	5,625
Guarulhos	Primary	TPA(1)	3,410
Imbiruçu	Primary	JO operated by Ipiranga(2)	5,241
Itabuna	Primary	TPA(1)	105
Itaituba	Secondary	Owned	1,350
Itajaí	Primary	TPA(1)	923
Itajaí	Primary	JO operated by Ipiranga(2)	10,539
Jequié	Primary	JO operated by others(2)	4,710
Juazeiro	Secondary	JO operated by others(2)	1,821
Lages	Secondary	TPA(1)	1,310
Londrina	Secondary	JO operated by Ipiranga(2)	6,233
Luis Eduardo Magalhães	Secondary	TPA(1)	60
Macapá	Primary	JO operated by Ipiranga(2)	4,307
Maceió	Primary	JO operated by others(2)	6,895
Manaus	Primary	Owned	6,064
Manaus	Primary	TPA(1)	700

Base	Type	Owner Structure of Storage Teminal	Storage Capacity (m³)
Marabá	Secondary	TPA(1)	213
Maringá	Secondary	TPA(1)	7,453
Montes Claros	Secondary	Owned	904
Munguba	Secondary	Owned	12,377
Ourinhos	Secondary	Owned	7,321
Ourinhos	Secondary	Owned	2,573
Paranaguá	Primary	TPA(1)	90,000
Passo Fundo	Primary	JO operated by Ipiranga(2)	8,983
Paulínia	Primary	Owned	7,994
Paulínia	Primary	JO operated by Ipiranga(2)	30,690
Paulínia	Primary	Owned	3,461
Porto Nacional	Secondary	TPA(1)	2,790
Porto Velho	Secondary	Owned	8,318
Presidente Prudente	Secondary	Owned	2,732
Ribeirão Preto	Primary	JO operated by others(2)	12,810
Rio Grande	Primary	TPA(1)	3,571
Rondonópolis	Secondary	Owned	7,609
Santa Maria	Secondary	Owned	5,912
Santarém	Secondary	Owned	1,046
Santos	Primary	TPA(1)	40,000
São Caetano	Primary	Owned	21,220
São Francisco do Conde	Primary	TPA(1)	4,846
São José do Rio Preto (Simeira)	Secondary	JO operated by others(2)	1,838
São José do Rio Preto	Secondary	Owned	5,581
São José do Rio Preto	Secondary	Owned	1,196
São José dos Campos	Primary	JO operated by others(2)	8,640
São Luis	Primary	TPA(1)	33,987
São Luis	Primary	JO operated by Ipiranga(2)	13,824
Suape	Primary	TPA(1)	30,450
Suape	Primary	JO operated by others(2)	13,630
Teresina	Secondary	JO operated by others(2)	4,395
Uberaba	Primary	TPA(1)	685
Uberlândia	Primary	TPA(1)	400
Uberlândia	Primary	JO operated by others(2)	5,833
Vilhena	Secondary	Owned	884
Vitória	Primary	TPA(1)	17,006

			735,125

(1)	Third party agreements.
(2)	Joint-operated with other distributors.

Oxiteno

Oxiteno has six plants in Brazil: Camaçari plants in the northeast complex, Mauá plant in the São Paulo complex, Triunfo plant in the southern complex and Tremembé and Suzano plants in the state of São Paulo.

The following table sets forth the current ethylene oxide production capacity of Oxiteno’s plants in Brazil as of December 31, 2016.

Units	Capacity
(in tons per year)
Camaçari	350,000
Mauá	90,000
Tremembé	—
Triunfo	—
Suzano	—
Total	440,000

Ethylene oxide is primarily an intermediate material used in the production of ethylene oxide derivatives – only 2% of Oxiteno’s sales volume in the year ended December 31, 2016 were ethylene oxide. Therefore, Oxiteno’s total production output may not be determined by adding the capacities of ethylene oxide and its derivatives.

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

In 2016, the Camaçari plant operated at 49% of its production capacity. The plant had planned stoppages for regular maintenance.

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

In 2016, the Mauá plant operated at 42% of its production capacity.

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

In 2016, the Tremembé plant operated at 48% of its production capacity.

Suzano plant. In 2007, Oxiteno began operating a sulfonation and sulfation plant in Suzano, with a production capacity of 13.5 thousand tons per year. In 2012, Oxiteno added 11.5 thousand tons per year to its capacity. As a result, production capacity at the Suzano plant increased to 26.5 thousand tons per year.

Units	Capacity
(in tons per year)
Sulfonation/Sulfation	13,500
Esterification	11,500
Betaines	1,500

In 2016, the Suzano plant operated at 40% of its production capacity.

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

In 2016, the Triunfo plant operated at 49% of its production capacity.

With the acquisition of Oxiteno Mexico (formerly Canamex) in December 2003 and Unión Química in 2007, Oxiteno acquired three specialty chemical plants in Mexico. As of December 31, 2016, the Coatzacoalcos plant had a production capacity of 86 thousand tons per year of ethoxylates and 8 thousand tons per year of alkyphenols; the Guadalajara plant had a production capacity of 32 thousand tons per year of specialty chemicals and San Juan del Río had a production capacity of 8 thousand tons per year of specialty chemicals. In 2016, the Guadalajara, the Coatzacoalcos and San Juan del Río plants operated at an average rate of 57%, 38% and 75% of their production capacity, respectively.

With the acquisition of Oxiteno Andina in September 2007, Oxiteno acquired a specialty chemical plant in Venezuela. As of December 31, 2016, the Santa Rita plant had a production capacity of 70 thousand tons per year of ethoxylates and operated with 15% of its production capacity in 2016.

Oxiteno acquired a specialty chemical plant in Pasadena, Texas in April 2012. As of December 31, 2016, the Pasadena plant had a production capacity of 32 thousand tons per year of specialty and agricultural blends. In 2016, Pasadena plant operated at an average rate of 14% of its production capacity.

With the acquisition of Oxiteno Uruguay in November 2012, Oxiteno acquired a specialty chemical plant in Montevideo, Uruguay. As of December 31, 2016, the Montevideo plant had a production capacity of 63 thousand tons per year of specialty chemicals and operated with 30% of its production capacity.

The following table sets forth Oxiteno’s production plants located outside of Brazil:

Units	Capacity
(in tons per year)
Ethoxylated derivatives — Coatzacoalcos plant	86,000
Alkylation — Coatzacoalcos plant	7,860
Ethoxylated derivatives — Guadalajara plant	19,000
Esterification — Guadalajara plant	13,000
Sulfonation/Sulfation — San Juan del Río	8,400
Alkoxylated derivatives — Santa Rita	70,000
Specialties/Agricultural Blends — Pasadena	32,000
Sulfonation/Sulfation — Montevideo	45,000
Fatty Acid Sulfate (FAS) — Montevideo	10,000
Betaines/Amides — Montevideo	6,000
Fatliquor oils — Montevideo	2,000

Ultracargo

The following tables set forth the principal products stored at, and the storage capacity operated by, Ultracargo’s facilities at December 31, 2016, and the average utilization of Ultracargo’s facilities during 2016.

Facility	Capacity (in cubic meters)	Average utilization %(2)	Product Lines
Aratu (Bahia)	218,190	104%	Chemicals, vegetable oils, corrosives, and fuels
Suape (Pernambuco)	157,910	136%	Chemicals, ethanol, corrosives, and fuels
Itaqui (Maranhão)	55,280	124%	Fuels
Santos (São Paulo)(1)	151,800	82%	Chemicals, lubricants, fuels, corrosives, and ethanol
Rio de Janeiro (Rio de Janeiro)	17,247	105%	Corrosives and lubricants
Paranaguá (Paraná)	28,262	55%	Corrosives and vegetable oils
Total	628,689	106%

(1)	152 thousand cubic meters of effective capacity at our Santos facilities have been interrupted due to the fire accident. Please see “Item 4.A. Information on the Company — History and Development of the Company — Ultracargo – Fire at storage facilities in Santos.”
(2)	Based on an estimated turnover of products for each terminal.

Extrafarma

As of December 31, 2016, Extrafarma operated 315 drugstores and 2 distribution centers in the North and Northeast regions of Brazil.

The following tables set forth the breakdown per region of Extrafarma’s drugstores and the capacity for each of Extrafarma’s distribution centers as of December 31, 2016:

Location	# of stores
North	121
Pará	107
Amapá	12
Tocantins	2
Northeast	192
Ceará	80
Maranhão	58
Pernambuco	22
Rio Grande do Norte	17
Piauí	8
Paraíba	7
Southeast	2
São Paulo	2
Total	315

Distribution center	Area (in square meters)	Height (in meters)
Benevides (Pará)	9.777	13.0
Aquiraz (Ceará)	7,500	12.3
Total	17,277

Collateral

As of December 31, 2016, Ultrapar had no debt secured by property, plant and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

You should read this discussion together with our consolidated financial statements, including the notes thereto, and other financial information included elsewhere in this annual report and in conjunction with the financial information included under “Item 3.A. Key Information — Selected Consolidated Financial Information.”

Our audited consolidated financial statements included herein were prepared in accordance with IFRS and include our consolidated balance sheets as of December 31, 2016 and 2015, and the related income statements, statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2016, 2015 and 2014, as well as notes thereto.

The financial information presented in this annual report should be read in conjunction with our consolidated financial statements.

Overview

Ultrapar is a Brazilian Company with leading positions in the markets in which it operates with almost 80 years of history. Our five principal businesses are:

•	LPG distribution, conducted by Ultragaz;

•	fuel distribution, conducted by Ipiranga;

•	chemicals production, conducted by Oxiteno;

•	storage services for liquid bulk, conducted by Ultracargo; and

•	retail pharmacy business, conducted by Extrafarma.

Ultragaz distributes LPG to residential, commercial and industrial market segments. Ipiranga distributes gasoline, ethanol, diesel, NGV, fuel oil, kerosene and lubricants through a network of 7,563 service stations and directly to large customers. Oxiteno produces ethylene oxide and its principal derivatives, and is also a significant producer of specialty chemicals, particularly surfactants. It manufactures approximately 1,100 products used in various industrial sectors such as cosmetics, detergents, crop protection chemicals, packaging, textiles and coatings. Ultracargo is the largest provider of storage for liquid bulk in Brazil, with six terminals and storage capacity of 629 thousand cubic meters.

On September 30, 2013, Ultrapar entered into an agreement with Extrafarma, one of Brazil’s ten largest drugstore chains. The Extrafarma Transaction closed on January 31, 2014 with the approval of the merger of shares by the Extraordinary General Meetings of Ultrapar and Extrafarma and, consequently, Extrafarma became a wholly-owned subsidiary of Ultrapar from February 1, 2014 onwards. Accordingly, Extrafarma’s results of operations did not affect our results of operations in 2013. Extrafarma’s results of operations were consolidated into Ultrapar’s results of operations as from February 1, 2014. See “Item 4.A. Information on the Company — History and Development of the Company — Extrafarma Transaction.”

Brazilian economic background

Since most of our operating businesses are located in Brazil, we are significantly affected by Brazil’s economic and social conditions, including, but not limited to, gross domestic product (“GDP”), growth rates, credit availability and disposable incomes, the domestic rate of inflation and exchange rate fluctuations.

Gross domestic product. Despite the Brazilian government’s measures to stimulate the economy through record low interest rates and tax incentives to certain segments, GDP grew by 1.9% in 2012, partially as a result of the slowdown in the global economy and low levels of local investments in previous years. In 2013, the macroeconomic environment remained challenging in Brazil, with a slightly better situation in the international market, influenced by the recovery in the U.S. and European economies. In order to curb the rising inflation rates observed throughout the year, the Brazilian government raised the economy’s base interest rate (SELIC), from 7.25% at the end of 2012 to 10.0% at the end of 2013. Brazil’s GDP grew by 3.0% in 2013. In 2014, inflation remained at high levels, reaching 6.4% at the end of the year, and the Brazilian government raised again the economy’s basic interest rate from 10.0% at the end of 2013 to 11.75% at the end of 2014. Brazil´s GDP grew 0.5% in 2014. In 2015, Brazilian GDP decreased 3.8%, influenced by a challenging domestic environment with a combination of economic slowdown, higher unemployment levels, inflationary pressure and a higher economy’s basic interest rate (from 11.75% at the end of 2014 to 14.25% at the end of 2015). In 2016, Brazil’s GDP further contracted 3.6%, reflecting the worsening of the crisis on both political and economic fronts, with a combination of weak economic activity and a deterioration in disposable income and employment rates, thus curbing consumption levels and creating a challenging business environment. However, the inflation rates have been gradually declining since the second half of 2016, paving the way for a reduction in basic interest rate (from 14.25% at the end of 2015 to 13.75% at the end of 2016). Our operations are significantly impacted by Brazilian GDP growth, specifically, sales of LPG to commercial and industrial customers, sales of diesel, Oxiteno’s sales to the domestic market and Ultracargo’s logistics operations.

Inflation and currency fluctuations. Our cash operating expenses are substantially in Reais and tend to increase with inflation. However, some of our costs of sales and services rendered are linked to the U.S. dollar and are not substantially affected by the Brazilian inflation rate. In addition, some of our Real-denominated debt is indexed to take into account the effects of inflation. In 2012, the Brazilian government adopted counter-cyclical measures during the year to foster economic growth, such as the reduction of the SELIC rate and the reduction of federal taxes on the automotive sector. The effects of the lower economic growth, the lower interest rate and the unstable international environment contributed to a 9% depreciation of the Real against the U.S. dollar. In 2012, the IGP-M and the IPCA index rates were 7.8% and 5.8%, respectively. In 2013, the Real depreciated 15% against the U.S. dollar influenced by the performance of the Brazilian economy, the economic rebound in the United States and the economic instability in the international markets. In 2014, the weak performance of the Brazilian economy and the recovery of the North American economy contributed to a 13% depreciation of Real against the U.S. dollar. In 2014, the IGP-M and the IPCA index rates were 3.7% and 6.4%, respectively. In 2015, the IGP-M and the IPCA index rates were 10.5% and 10.7%, respectively, impacted by the adjustment of regulated prices, such as fuels and electric energy, and the Real depreciated 46% against the U.S. dollar influenced by the downgrade of Brazil’s sovereign credit rating and the expectation for an interest rate rise by the Federal Reserve System. In 2016, the IGP-M and the IPCA index rates were, respectively, 7.2% and 6.3%. In 2016, the Real appreciated 17% against the U.S. dollar. From December 31, 2016 to April 20, 2017 the Real appreciated 3% against the U.S. dollar. The principal foreign exchange risk we face arises from certain U.S. dollar denominated costs and expenses. Although a substantial part of our debt is dollar-denominated, it is currently hedged against currency devaluation through the use of various derivative instruments or matching investments in the same currency. Additionally, a significant part of our raw materials is also denominated or indexed to the U.S. dollar. A large part of our sales is denominated in Reais, although prices in the chemical business are benchmarked to prices prevailing in the international markets, which in turn are linked to U.S. dollars. Hence, we are exposed to foreign exchange rate risks which could negatively impact our businesses, financial situation and operating results as well as our capacity to service our debt.

The table below shows the inflation rate for the periods indicated, as measured by the IGP-M as well as the devaluation (or appreciation) of the Real against the U.S. dollar.

	Year ended December 31,
Index	2016		2015	2014
IGP-M	7.2%		10.5%	3.7%
IPCA	6.3%		10.7%	6.4%
Devaluation (appreciation) of the Real against the U.S. dollar	(16.5%	)	47.0%	13.4%

We manage the foreign exchange risk associated with the scheduled payments under the terms of our U.S. dollar indebtedness by investing in U.S. dollar-denominated securities and foreign currency/interest swap contracts, under which we pay variable interest in Reais based on the interbank certificate of deposit rate, (“CDI”), and receive fixed interest in U.S. currency. As of December 31, 2016 our total obligations denominated in foreign currency were R$4,793.4 million (US$1,470.8 million), including debts, payables arising from imports and net of advances to foreign suppliers. At the same date our total asset position in foreign currency was R$3,554.6 million (US$1,090.7 million), comprised of investments indexed to U.S. dollars and hedging instruments used to manage fluctuations of exchange rates and foreign currency receivables exposures. As of December 31, 2016, Ultrapar had a net exposure in foreign currency of R$1,238.8 million (US$380.1 million), comprised of a net short position in U.S. dollars of R$687.9 million (US$211.1 million), a net long position in U.S. dollars of R$1,986.5 million (US$609.5 million), a net short position in other currencies of R$3.5 million (US$1.1 million) and a net long position in other currencies, principally the Mexican Peso of R$63.3 million (US$19.4 million), due to the company’s operations in this country. For the purposes of this paragraph, U.S. dollar values were calculated based on the December 31, 2016 Real/U.S. dollar exchange rate. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Foreign Exchange Risk” for information about our foreign exchange risk hedging policy and Notes 14 and 31 to our consolidated financial statements.

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

Allowance for doubtful accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the subsequent inability of our customers to make required payments. The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers, as well as other receivables, and is included as selling expenses; no adjustment is made to net revenue from sales and services. In order to establish the allowance for doubtful accounts, our management constantly evaluates the amount and characteristics of our accounts receivable. When significant delays occur and the likelihood of receiving these payments decreases, a provision is made. In case receivables in arrears are guaranteed or there are reasonable grounds to believe they will be paid, no provision is made. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required in future periods. However, because we cannot predict with certainty the future financial stability of our customers, we cannot guarantee that our allowances will continue to be adequate. Actual credit losses may be greater than the allowance we have established, which could impact our selling expenses. See Notes 5 and 31 to our consolidated financial statements, for additional information about our allowance for doubtful accounts.

Provisions for inventory losses. If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials or supplies that (i) do not meet our specifications, (ii) have exceeded their expiration date or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial and operation teams. A significant decrease in net realizable value below inventory costs on a higher level of obsolete, slow-moving or expired products could impact our cost of goods sold and our gross and operating margins. See Note 6 to our consolidated financial statements for additional information about our provisions for inventory losses.

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

Investments in subsidiaries, associates and joint ventures. A subsidiary is an investee in which the investor is entitled to variable returns on investment and has the ability to interfere in its financial and operational activities. Usually the equity interest in a subsidiary is more than 50%. See Note 3.a to our consolidated financial statements for additional information on our investments in subsidiaries. Investments in associates and joint ventures are accounted for under the equity method of accounting in consolidated financial statements. An associate is an investment, in which an investor has significant influence, that is, has the power to participate in the financial and operating decisions of the investee but does not exercise control. A joint venture is an investment in which the shareholders have the right to net assets on behalf of a joint control. Joint control is the agreement which establish that decisions about the relevant activities of the investee require the consent from the parties that share control. See Note 11 to our consolidated financial statements for additional information on our investments in associates and joint ventures.

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

Property, plant and equipment. Property, plant and equipment is recognized at acquisition or construction cost, including financial charges incurred on property, plant and equipment under construction, as well as maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission or to restore assets (see Note 19 to our consolidated financial statements). Depreciation is calculated using the straight-line method, for the periods mentioned in Note 12 to our consolidated financial statements, taking into account the useful lives of the assets, which are reviewed annually. Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property. Changes to the useful lives of property, plant and equipment could impact our depreciation expenses and results.

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

We have not recognized intangible assets that were created internally. We and our subsidiaries have goodwill and brands acquired in business combinations, which are classified as intangible assets with an indefinite useful life (see Note 13 items i and vi to our consolidated financial statements).

Changes to the useful lives of the definite useful lives intangibles could impact our selling expenses and results.

Impairment of assets. We assess, at least annually, the existence of indication that an asset may be impaired. If there is an indication, we estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash flow from continuous use and that are largely independent of cash flows of other assets (CGU). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

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

As of December 31, 2016, the discount and real growth rates used to extrapolate the projections ranged from 10.4% to 16.6% and 0% to 1% per year, respectively, depending on the CGU analyzed. For the subsidiary Oxiteno Andina, due to the macroeconomic scenario in Venezuela, the discount rate used was 287.9%.

Our goodwill impairment tests and net assets of the Company resulted in the recognition of losses from the subsidiary Oxiteno Andina for the year ended December 31, 2016. The main reason for the impairment recognized is Venezuela’s political and economic situation. For further detail, see Note 13 (i) to our consolidated financial statements.

Our goodwill impairment tests did not result in the recognition of losses for the years ended December 31, 2015 and 2014.

Changes to the significant assumptions and economic conditions could impact the value in use of the assets and could result in impairment losses and impact our results.

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

Exchange rate used in translation of Oxiteno Andina’s financial statements. Due to the political and economic situation in Venezuela, the Company’s management reassessed the exchange rate used in the translation of financial statements and changed, on December 31, 2015, the rate from SICAD—Sistema Complementario de Administración de Divisas to SIMADI—Sistema Marginal de Divisas, due to the fact that currently this exchange rate is the one that most closely matches the best expression of the Venezuelan economy. Due to the Foreign Exchange Regulation No. 35, beginning March 10, 2016, the Company began to use the DICOM exchange rate in the translation. DICOM — Tipo de Cambio Complementario Flotante de Mercado Supplemental (Floating Market Exchange): The Venezuelan Bolivar is traded at the variable exchange rate of 673.7617 VEF/US$ as of December 31,2016 for sale and reduced by 0.25% for purchase. Changes in the exchange rates, the currency market on Venezuela’s economic and political situation could impact our results.For further detail, see Note 2.r to our consolidated financial statements.

Subscription warrants – indemnification fair value determination. Subscription warrants are valued according to Ultrapar’s share price (UGPA3) as of each closing date of financial statements, reduced by the dividend yield, once the subscription warrants’ exercise is only possible from 2020 onward, without dividends rights until then. The quantity of shares of the subscription warrants – indemnification is also adjusted according to the variation of the amounts of provisions and of tax, civil and labor risks contingent liabilities, relative to the period before January 31, 2014. For further detail, see Notes 22 and 31 to our consolidated financial statements. Changes to the significant assumptions used to measure to the fair value, including Ultrapar’s share prices, could impact our results.

Financial assets. In accordance with IAS 32, IAS 39, and IFRS 7, our financial instruments are classified as follows:

•	Measured at fair value through profit or loss: financial assets held for trading, that is, acquired or incurred principally for the purpose of selling or repurchasing in the near term, and derivatives. The balances are stated at fair value. The interest earned, the exchange variation, and changes in fair value are recognized in profit or loss.

•	Held to maturity: non-derivative financial assets with fixed or determinable payments, and fixed maturities for which the entity has the positive intention and ability to hold to maturity. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method.

•	Available for sale: non-derivative financial assets that are designated as available for sale or that are not classified into other categories at initial recognition. The balances are stated at fair value, and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and acquisition cost plus the interest earned are recognized in other comprehensive income in the “Valuation adjustments”. Accumulated gains and losses recognized in shareholders’ equity are reclassified to profit or loss in case of prepayment.

•	Loans and receivables: non-derivative financial assets with fixed or determinable payments or receipts, not quoted in an active market, except: (i) those which the entity intends to sell immediately or in the near term and which the entity classified as measured at fair value through profit or loss; (ii) those classified as available for sale; or (iii) those for which the Company may not recover substantially all of its initial investment for reasons other than credit deterioration. The interest earned and the foreign currency exchange variation are recognized in profit or loss. The balances are stated at acquisition cost plus interest, using the effective interest rate method. Loans and receivables include cash and banks, trade receivables, dividends receivable, and other trade receivables.

We and our subsidiaries use derivative financial instruments for hedging purposes, applying the concepts described below:

•	Hedge accounting—fair value hedge: financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s profit or loss. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

•	Hedge accounting—cash flow hedge: financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction or firm commitment that may affect the income statements. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Valuation adjustments” while the ineffective portion is recognized in profit or loss. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall be recognized in profit or loss in the period in which the hedged item is recognized in profit or loss or as initial cost of non- financial assets, in the same line of the statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the Company cancels the hedging relationship; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in other comprehensive income in equity are reclassified to profit or loss in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in other comprehensive income in equity shall be recognized immediately in profit or loss.

•	Hedge accounting—hedge of net investments in foreign operation: financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as cumulative translation adjustments, while the ineffective portion and the operating costs are recognized in profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in income upon disposal of the foreign operation.

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair value of cash and bank deposit balances are identical to their carrying values.

•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the financial statements, which corresponds to their fair value.

•	Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the “yield curve” and, therefore, the Company believes their fair value corresponds to their carrying value.

•	The subscription warrants – indemnification were measured based on the share price of Ultrapar (UGPA3) at the financial statements date and are adjusted to the Company’s dividend yield, since the exercise is only possible starting in 2020 onwards and they are not entitled to dividends until then. The number of shares of subscription warrants – indemnification is also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. (See Note 22 to our consolidated financial statements).

•	In 2016, the fair value calculation of notes in the foreign market (see Note 14.b to our consolidated financial statements) is based on the quoted price in an active market.

The fair value of other financial investments and financing was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of December 31, 2016 and 2015. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realizable in the current market. Changes in the significant assumptions used to measure the fair value of financial assets and liabilities could impact our results.

For further detail on financial instruments of the Company, see Notes 4, 14 and 31 to our consolidated financial statements.

Financial liabilities. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortized cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments, subscription warrants, and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – Fair Value Hedge to our consolidated financial statements). The financial liabilities at amortized cost are stated at the initial transaction amount plus related charges and net of amortization and transaction costs. The charges are recognized in profit or loss using the effective interest rate method.

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt, are allocated to the instrument and amortized to profit or loss over its term, using the effective interest rate method (see Note 14.j to our consolidated financial statements). Transaction costs incurred and directly attributable to the issue of shares or other equity instruments are recognized in equity and are not amortized. Changes in the significant assumptions used to measure the fair value of financial assets and liabilities could impact our results.

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

Significant actuarial assumptions adopted include:

Economic factors

	2016	2015
	% per year	% per year
Discount rate for the actuarial obligation at present value	11.5	12.7
Average projected salary growth rate	8.9	9.0
Inflation rate (long term)	5.0	5.0
Growth rate of medical services	9.2	9.2

Demographic factors

•	Mortality Table for the life insurance benefit — CSO-80

•	Mortality Table for other benefits—AT 2000 Basic decreased by 10%

•	Disabled Mortality Table—RRB 1983

•	Disability Table—RRB 1944 modified

For further information on our post-employment benefits, see Note 18.b) to our consolidated financial statements.

Changes to the significant actuarial assumptions could impact our results.

Standards and criteria adopted in preparing the information

The consolidated financial information presented below was prepared based on the consolidated financial statements as of and for the years ended December 31, 2016, 2015 and 2014, which were prepared in accordance with IFRS. Ultrapar’s financial information is presented on a consolidated basis. Financial information relating to Ultragaz, Ipiranga, Oxiteno, Ultracargo and Extrafarma is presented on an individual basis and does not reflect elimination of intercompany transactions. Accordingly, the sum of individual financial information of Ultrapar’s subsidiaries may not correspond to the consolidated financial information of Ultrapar.

Results of operations

The following discussion of our results of operations is based on the financial information derived from our consolidated financial statements prepared in accordance with IFRS.

Year ended December 31, 2016 compared to the year ended December 31, 2015.

The following table shows a summary of our results of operations for the years ended December 31, 2016 and 2015:

	Year ended December 31, 2016	% of net revenue from sales and services	Year ended December 31, 2015	% of net revenue from sales and services	Percent change 2016- 2015
	(R$ million)
Net revenue from sales and services	77,353.0	100%	75,655.3	100%	2%
Cost of products and services sold	(70,342.7)	-91%	(68,933.7)	-91%	2%
Gross profit	7,010.2	9%	6,721.6	9%	4%
Selling, marketing, general and administrative expenses	(4,097.4)	-5%	(3,837.9)	-5%	7%
Other operating income, net	199.0	0%	50.6	0%	293%
Gain (loss) on disposal of property, plant and equipment and intangibles	(6.1)	0%	27.3	0%	-122%
Operating income before financial income (expenses) and share of profit (loss) of joint ventures and associates	3,105.7	4%	2,961.5	4%	5%
Net financial expenses	(842.6)	-1%	(703.3)	-1%	20%
Income and social contribution taxes	(700.0)	-1%	(734.3)	-1%	-5%
Share of profit (loss) of joint ventures and associates	7.5	0%	(10.9)	0%	-169%
Net income	1,570.6	2%	1,513.0	2%	4%
Net income attributable to:
Shareholders of Ultrapar	1,561.6	2%	1,503.5	2%	4%
Non-controlling shareholders of the subsidiaries	9.0	0%	9.5	0%	-5%

The following table shows our EBITDA and depreciation and amortization for for the years ended December 31, 2016 and 2015:

	Year ended December 31, 2016	% of net revenue from sales and services	Year ended December 31, 2015	% of net revenue from sales and services	Percent change 2016- 2015
	(R$ million)
EBITDA(1)	4,216.7	5%	3,953.3	5%	7%
Depreciation and amortization	1,103.5	1%	1,002.6	1%	10%

(1)	See footnote 4 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for additional discussion of EBITDA and its reconciliation to other information in our financial statements.

Net revenue from sales and services. Ultrapar’s net revenue from sales and services increased 2%, from R$75,655.3 million in 2015 to R$77,353.0 million in 2016. Ultrapar’s net revenue from sales and services generally includes revenues from fuel and gas sales by Ipiranga and Ultragaz, respectively, pharmaceutical products sales by Extrafarma, specialty chemicals sales by Oxiteno and liquid bulk storage services provided by Ultracargo, reduced by sales taxes such as ICMS, PIS and COFINS and by discounts and sales returns.

The following table shows the change in net revenue from sales and services for each of our businesses:

	2016	2015	Percent change 2016- 2015
	(R$ million)
Ipiranga	66,407.3	65,349.8	2%
Oxiteno	3,700.7	4,082.5	-9%
Ultragaz	5,365.5	4,621.2	16%
Ultracargo	355.4	315.5	13%
Extrafarma	1,578.2	1,336.3	18%

Ipiranga’s net revenue from sales increased by 2%, from R$65,349.8 million in 2015 to R$66,407.3 million in 2016, mainly due to (i) the rise of diesel and gasoline refinery prices of 4.0% and 6.0%, respectively, charged by Petrobras in October 2015, thereby impacting the price of ethanol, (ii) the greater share of gasoline in the overall sales mix in 2016 from 33% in 2015 to 36% in 2016, and (iii) the strategy of constant innovation in service station services and convenience, resulting in greater customer satisfaction and loyalty, despite lower sales volumes. Ipiranga’s sales volume in 2016 decreased by 9%, from 25,725 thousand cubic meters in 2015 to 23,507 thousand cubic meters in 2016. In 2016, sales volume of gasoline, ethanol and natural gas for vehicles (Otto cycle) reported a decrease of 9%, in spite of the effective growth of 2% in the light vehicle fleet, reflecting economic conditions, a worsening in employment levels and the increase in the relative prices of fuel compared to household income. In 2016, the total volume of diesel was also down 9%, mirroring weakness in the economy overall.

Oxiteno’s net revenue from sales decreased by 9%, from R$4,082.5 million in 2015 to R$3,700.7 million in 2016, largely due to 15% lower average prices in USD, as a consequence of lower international commodities prices and a greater share of these products in the sales mix. Decrease in Oxiteno’s net revenue was partially offset by a 5% increase in the average Real-U.S. dollar exchange rate (from R$3.49 per US$1.00 in 2015 to R$3.33 per US$ in 2016), due to the fact that Oxiteno’s sales are highly influenced by the foreign exchange rate, with the depreciation effectively increasing Oxiteno’s net revenue in Reais and a 2% increase in sales volume. Sales volume sold at Oxiteno was 2% higher in 2016, from 725 thousand tons in 2015 to 738 thousand tons in 2016, as a result of a 17% growth in commodities, as a strategy of increasing efficiency in the use of capacity and dilution in cost of plants, to compensate for the 1% decline in sales volume of specialty chemicals, a reflection of weak economic activity in Brazil.

Ultragaz’s net revenue from sales increased by 16%, from R$4,621.2 million in 2015 to R$5,365.5 million in 2016, mainly due to (i) the increase in the costs of LPG for use in the bottled and bulk segments by Petrobras of 15.0% and 11.0%, respectively, in September 2015, 4.0% in the bulk segment in December 2015 and 12.0% in the bulk segment in December 2016, (ii) higher sales volume sold as detailed below, (iii) the adoption of differentiation and innovation strategies, and (iv) the increased share of the bulk segment in the composition of total sales mix from 31% in 2015 to 32% in 2016. Ultragaz’s sales volume increased by 4%, from 1,697 thousand tons in 2015 to 1,760 thousand tons in 2016, with a 3% growth in the LPG bottled segment, the result of commercial initiatives to increase the numbers of resellers, and 6% growth in the bulk segment due to investments in the capture of new customers despite the effects of the slowdown of the economy.

Ultracargo’s net revenue from services increased by 13%, from R$315.5 million in 2015 to R$355.4 million in 2016, mainly due to the increase in average storage and higher average tariffs at the terminals. Average storage posted an increase of 3% in 2016, due mainly to greater fuel handling at the Suape and Aratu port terminals, which was partially offset by the temporary stoppage of activities at the Ultracargo terminal in Santos in 2015 due to the fire in April of that year.

Extrafarma’s net revenue from sales increased by 18%, from R$1,336.3 million in 2015 to R$1,578.2 million in 2016, due to a growth in retail sales excluding sales of mobile phones, a reflection of the larger average number of stores. Same store sales excluding sales of mobile phones (sales in stores that have been in operation more than 12 months) increased 20% in 2016, which was partially offset by the weak performance of the economy, which saw mobile phone sales decrease by 30% in 2016. Extrafarma ended the year with 24% growth (corresponding to the addition of 61 stores) compared to 2015, compared to a growth of 8% of Abrafarma.

Cost of products and services sold. Ultrapar’s cost of products and services sold increased by 2%, from R$68,933.7 million in 2015 to R$70,342.7 million in 2016. Ultrapar main costs of products and services sold are related to the purchase of goods for resale, including diesel, gasoline and ethanol for Ipiranga, LPG for Ultragaz and pharmaceutical products for Extrafarma, and raw material, substantially the ethylene for Oxiteno, and depreciation and amortization.

The following table shows the change in cost of products and services sold for each of our businesses:

	2016	2015	Percent change 2016-2015
	(R$ million)
Ipiranga	61,877.4	61,236.8	1%
Oxiteno	2,781.7	2,809.8	-1%
Ultragaz	4,467.2	3,884.6	15%
Ultracargo	199.0	151.9	31%
Extrafarma	1,071.9	900.9	19%

Ipiranga’s cost of products sold increased by 1%, from R$61,236.8 million in 2015 to R$61,877.4 million in 2016, due to the increases in diesel and gasoline costs of 4.0% and 6.0%, respectively, by Petrobras in October 2015 and correspondingly higher ethanol costs, partially offset by lower sales volume and imported fuels.

Oxiteno’s cost of products sold decreased 1% compared to 2015, from R$2,809.8 million in 2015 to R$2,781.7 million in 2016, due to lower payroll costs offset by (i) higher sales volume, (ii) a 5% weaker Real, which increased Oxiteno’s costs denominated or linked to the U.S. dollar, particularly variable costs associated with raw materials such as the ethylene and (iii) increased prices of certain raw materials, international prices of palm kernel oil by 45% year on year.

Ultragaz’s cost of products sold increased 15%, from R$3,884.6 million in 2015 to R$4,467.2 million in 2016, mainly due to (i) the increase in the costs of LPG for use in the bottled and bulk segments by Petrobras of 15.0% and 11.0%, respectively, in September 2015, 4.0% in the bulk segment in December 2015 and 12.0% in the bulk segment in December 2016, (ii) higher volumes, and (iii) higher unit freight costs due to the increase in product withdrawals on more distant routes.

Ultracargo’s cost of services sold increased by 31%, from R$151.9 million in 2015 to R$199.0 million in 2016, due to higher costs with payroll, maintenance, insurance and rental expenses in Ultracargo’s terminal.

The cost of products sold by Extrafarma increased by 19%, from R$900.9 million in 2015 to R$1,071.9 million in 2016, due to greater sales volume and the annual price adjustment in medicines authorized by the Drugs Market Regulation Chamber (CMED) of 12.5%.

Gross profit. For the reasons described above, Ultrapar’s gross profit increased by 4%, from R$6,721.6 million in 2015 to R$7,010.2 million in 2016, as a result of the increased gross profit in Ipiranga, Ultragaz and Extrafarma. Ipiranga’s gross profit increased by 10%, from R$4,113.0 million in 2015 to R$4,529.9 million in 2016. Oxiteno’s gross profit decreased by 28%, from R$1,272.7 million in 2015 to R$919.0 million in 2016. Ultragaz’s gross profit increased by 22%, from R$736.7 million in 2015 to R$898.3 million in 2016. Ultracargo’s gross profit decreased by 4%, from R$163.6 million in 2015 to R$156.4 million in 2016. Extrafarma’s gross profit increased by 16%, from R$435.3 million in 2015 to R$506.3 million in 2016.

Selling, marketing, general and administrative expenses. Ultrapar’s selling, marketing, general and administrative (“SG&A”) expenses generally include personnel, freight, marketing and depreciation and amortization expenses. Ultrapar’s SG&A expenses increased by 7%, from R$3,837.9 million in 2015 to R$4,097.4 million in 2016.

The following table shows the changes in SG&A expenses for each of our businesses:

	2016	2015	Percent change 2016-2015
	(R$ million)
Ipiranga	2,257.6	2,087.2	8%
Oxiteno	616.4	690.8	-11%
Ultragaz	615.5	525.4	17%
Ultracargo	99.7	100.6	-1%
Extrafarma	511.1	427.5	20%

Ipiranga’s SG&A expenses increased by 8% in 2016, from R$2,087.2 million in 2015 to R$2,257.6 million in 2016, due to (i) higher expenses with studies and projects for expansion and innovation, (ii) expansion in the service station and franchise network and (iii) the effects of a 6.3% inflation rate (as measured by the IPCA) in 2016, which were partially offset by Ipiranga’s reduced freight on lower sales volume.

Oxiteno’s SG&A expenses decreased by 11% in 2016, from R$690.8 million in 2015 to R$616.4 million in 2016, mainly due to lower personnel expenses, as a result of lower variable compensation, offset by the depreciation in the average U.S. Dollar/Real exchange rate on logistics and international units expenses, aimed by increased sales volume.

Ultragaz’s SG&A expenses increased by 17% in 2016, from R$525.4 million in 2015 to R$615.5 million in 2016, due to (i) higher expenditure on studies and projects for expansion and innovation, (ii) higher expenses with systems and support for commercial initiatives, and (iii) greater spending with advertising and marketing, highlighting key aspects of the current strategy focused on consumer convenience and services.

Ultracargo’s SG&A expenses decreased by 1% in 2016, from R$100.6 million in 2015 to R$99.7 million in 2016, mainly due to the lower insurance and rental expenses, partially offset by higher payroll expenses.

Extrafarma’s SG&A expenses increased by 20% in 2016, from R$427.5 million in 2015 to R$511.1 million in 2016. The increase reflects an 18% average increase in the number of stores, the effects of a 6.3% inflation rate (measured by the IPCA) on payroll expenses and expenses with the launch of the new brand, partially offset by actions implemented for improving pharmaceutical retail management standards.

Other operating income, net. Other operating income, net is mainly composed of merchandising fees from Ipiranga’s suppliers. Ultrapar’s other operating income, net increased from R$50.6 million in 2015 to R$199.0 million in 2016, due to (i) the effects of the fire in April 2015 at Ultracargo’s Santos terminal with a positive impact of R$68 million in 2016, mainly related to recoveries on insurance claims, compared to an expense of R$92 million in 2015, and (ii) receipt of revenues due to the strategy of constant innovation in services and convenience at Ipiranga, partially offset by the recognition in 2015 of non-recurring income of R$30 million relating to the adjustment in working capital and net indebtedness due to the Extrafarma acquisition and a lawsuit relating to the use of trademark decided favorably to Ultrapar.

Income from disposal of assets. Ultrapar’s income from disposal of assets is mainly composed of the sale of real estate at Ipiranga in both years and decreased from net revenues of R$27.3 million in 2015 to a net expense of R$6.1 million in 2016, or a decrease of 122%.

Operating income before financial income (expenses) and share of profit of joint ventures and associates. For the reasons described above, Ultrapar’s operating income before financial income (expenses) and share of profit of joint ventures and associates increased by 5%, from R$2,961.5 million in 2015 to R$3,105.7 million in 2016, as a result of the increased operating income before financial income (expenses) and share of profit of joint ventures and associates in Ipiranga, Ultragaz and Ultracargo. Ipiranga’s operating income before financial income (expenses) and share of profit of joint ventures and associates increased by 11%, from R$2,154.6 million in 2015 to R$2,383.6 million in 2016. Oxiteno’s operating income before financial income (expenses) and share of profit of associates decreased by 47%, from R$579.5 million in 2015 to R$308.2 million in 2016. Ultragaz’s operating income before financial income (expenses) and share of profit of associates increased by 35%, from R$213.9 million in 2015 to R$288.4 million in 2016. Ultracargo’s operating income before financial income (expenses) and share of profit of joint ventures and associates increased by 897%, from operating loss of R$16.1 million in 2015 to operating income of R$127.9 million in 2016. Extrafarma’s operating income before financial income (expenses) and share of profit of joint ventures and associates decreased by 212%, from operating income of R$5.0 million in 2015 to operating loss of R$5.6 million in 2016.

Net financial expenses. Net financial expenses include mainly income and expenses from interest on financial investments and financing and exchange rate variation. Ultrapar’s net financial expenses increased by 20%, from R$703.3 million in 2015 to R$842.6 million in 2016, mainly due to (i) higher CDI rates in the period (14.00% in 2016 compared to 13.24% in 2015), (ii) higher net debt from R$4,928.4 million in 2015 to R$5,715.3 million in 2016, in line with the growth of the company, and (iii) currency rate fluctuations in the period. Ultrapar’s net debt to EBITDA ratio was 1.36x as of December 31, 2016, compared with 1.25x as of December 31, 2015.

As of December 31, 2016, Ultrapar’s gross debt was R$11,417.1 million and net debt was R$5,715.3 million, compared to gross debt of R$8,901.6 million and net debt of R$4,928.4 million as of December 31, 2015. See footnote 8 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for a detailed discussion of net debt and its reconciliation to information in our financial statements, as well as Notes 4, 14 and 31 to our consolidated financial statements.

Income and social contribution taxes. Ultrapar’s income and social contribution taxes, net of benefits from income tax exemptions, decreased by 5%, from R$734.3 million in 2015 to R$700.0 million in 2016.

Net income for the year. Ultrapar’s net income for 2016 reached R$1,570.6 million, a 4% increase in net income compared to 2015, due to growth in operating income before financial income (expenses) and share of profit of joint ventures and associates between the periods, partially offset by higher financial expenses and higher amortization and depreciation, as a result of investments made during the period, all as described above.

EBITDA. Ultrapar’s EBITDA increased 7%, from R$3,953.3 million in 2015 to R$4,216.7 million in 2016, as a result of EBITDA growth in Ipiranga, Ultragaz, Ultracargo and Extrafarma.

The reconciliation of the EBITDA starting from the net income is presented below:

R$ million	2016	2015	2014
Net income for the year	1,570.6	1,513.0	1,251.2
(+) Income and social contribution taxes	700.0	734.3	573.5
(+) Net financial expenses	842.6	703.3	445.4
(+) Depreciation and amortization	1,103.5	1,002.6	887.8
EBITDA(1)	4,216.7	3,953.3	3,157.9

(1)	See footnote 4 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for a more complete discussion of EBITDA and its reconciliation to information in our financial statements.

The following table shows the changes in EBITDA for each of our segments:

	2016	2015	Percent change 2016- 2015
	(R$ million)
Ipiranga(1)	3,080.5	2,768.8	11%
Oxiteno	458.9	739.8	-38%
Ultragaz	446.6	357.0	25%
Ultracargo	171.2	26.3	551%
Extrafarma	37.1	28.7	29%

(1)	EBITDA does not include losses related to ConectCar in the amount of R$24.4 million and R$23.2 million in 2016 and 2015, respectively.

Ipiranga reported EBITDA of R$3,080.5 million in 2016, an increase of 11% compared to 2015, despite lower sales volumes, mainly due to (i) the strategy of constant innovation in service station services and convenience, (ii) the better sales mix and (iii) the reduction in the average cost of fuels, made possible by imports.

Oxiteno reported EBITDA of R$458.9 million, a 38% decrease compared to 2015, mainly due to (i) the variation in exchange rates and in prices of certain raw materials, both moving in opposite directions when comparing 2016 and 2015, and (ii) the greater share of commodities in the product mix, partially offset by higher sales volume and by a 5% weaker Real (R$ 0.16/US$).

Ultragaz’s EBITDA totaled R$446.6 million, 25% higher than 2015, as a result of commercial initiatives for the capture of new customers and resellers and the strategy of differentiation and innovation.

Ultracargo’s EBITDA totaled R$171.2 million in 2016, a 551% increase, due to recoveries against insurance claims and greater handling movement. See “Item 4.A. Information on the Company — History and Development of the Company — Ultracargo – Fire at storage facilities in Santos.”

Extrafarma reported EBITDA of R$37.1 million, a 29% increase compared to 2015, due to sales growth and actions taken to improve pharmaceutical retail management standards, partially offset by the larger number of recently opened stores yet to reach full maturity.

For a reconciliation of our EBITDA and the EBITDA of Ipiranga, Oxiteno, Ultragaz, Ultracargo and Extrafarma to information in our financial statements, see footnote 4 under “Item 3.A. Key Information — Selected Consolidated Financial Data.”

Year ended December 31, 2015 compared to the year ended December 31, 2014.

The following table shows a summary of our results of operations for the years ended December 31, 2015 and 2014:

	Year ended December 31, 2015	% of net revenue from sales and services	Year ended December 31, 2014	% of net revenue from sales and services	Percent change 2015- 2014
	(R$ million)
Net revenue from sales and services	75,655.3	100%	67,736.3	100%	12%
Cost of products and services sold	(68,933.7)	-91%	(62,304.6)	-92%	11%
Gross profit	6,721.6	9%	5,431.7	8%	24%
Selling, marketing, general and administrative expenses	(3,837.9)	-5%	(3,289.0)	-5%	17%
Other operating income, net	50.6	0%	106.9	0%	-53%
Gain (loss) on disposal of property, plant and equipment and intangibles	27.3	0%	37.0	0%	-26%
Operating income before financial expenses and share of profit (loss) of joint ventures and associates	2,961.5	4%	2,286.6	3%	30%
Net financial expenses	(703.3)	-1%	(445.4)	-1%	58%
Income and social contribution taxes	(734.3)	-1%	(573.5)	-1%	28%
Share of profit (loss) of joint ventures and associates	(10.9)	0%	(16.5)	-1%	-34%
Net income	1,513.0	2%	1,251.2	2%	21%
Net income attributable to:
Shareholders of Ultrapar	1,503.5	2%	1,241.6	2%	21%
Non-controlling shareholders of the subsidiaries	9.5	0%	9.7	0%	-1%

The following table shows our EBITDA and depreciation and amortization for for the years ended December 31, 2016 and 2015:

	Year ended December 31, 2015	% of net revenue from sales and services	Year ended December 31, 2014	% of net revenue from sales and services	Percent change 2015- 2014
	(R$ million)
EBITDA(1)	3,953.3	5%	3,157.9	5%	25%
Depreciation and amortization	1,002.6	1%	887.8	1%	13%

(1)	See footnote 4 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for additional discussion of EBITDA and its reconciliation to other information in our financial statements.

Net revenue from sales and services. Ultrapar’s net revenue from sales and services increased 12%, from R$67,736.3 million in 2014 to R$75,655.3 million in 2015. Ultrapar’s net revenue from sales and services generally includes revenues from fuel and gas sales by Ipiranga and Ultragaz, respectively, pharmaceutical products sales by Extrafarma, specialty chemicals sales by Oxiteno and liquid bulk storage services provided by Ultracargo, reduced by sales taxes such as ICMS, PIS and COFINS and by discounts and sales returns.

The following table shows the change in net revenue from sales and services for each of our businesses:

	2015	2014	Percent change 2015-2014
	(R$ million)
Ipiranga	65,349.8	58,830.1	11%
Oxiteno	4,082.5	3,413.6	20%
Ultragaz	4,621.2	4,091.3	13%
Ultracargo	315.5	346.5	-9%
Extrafarma(1)	1,336.3	1,101.3	21%

(1)	In 2014, reflects net revenue from sales and services for the 11-month period from February 1, 2014, the date on which Extrafarma’s results of operations were consolidated in our financial statements, through December 31, 2014. For additional information, see “Presentation of Financial Information.”

Ipiranga’s net revenue from sales increased by 11%, from R$58,830.1 million in 2014 to R$65,349.8 million in 2015, mainly due to the rise on diesel and gasoline refinery prices, charged by Petrobras in November 2014 and September 2015, as well as the increase of CIDE, PIS and COFINS taxes on gasoline and diesel as from February 2015, impacting the price of ethanol, and the strategy of constant innovation in services and convenience in the service station, generating greater customer satisfaction and loyalty. Ipiranga’s sales volume in 2015 slightly increased by 0.4%, from 25,614 thousand cubic meters in 2014 to 25,725 thousand cubic meters in 2015. In 2015, sales volume of gasoline, ethanol and natural gas for vehicles (Otto cycle) increased by 2% from 2014, as a result of an estimated 3% growth of the light vehicles fleet and investments made in new service stations and conversion of unbranded service stations, partially offset by the effects of higher unemployment rates over the year and the consequent impact on household consumption. In 2015, the total volume of diesel decreased by 2% compared to 2014 due to the weak performance of the economy.

Oxiteno’s net revenue from sales increased by 20%, from R$3,413.6 million in 2014 to R$4,082.5 million in 2015, as a result of (i) the 42% weaker Real, due to the fact that Oxiteno’s sales are highly influenced by the foreign exchange rate, with the depreciation effectively increasing Oxiteno’s net revenue in Reais, and (ii) its continuing strategic focus on specialty chemicals. The increase in Oxiteno’s net revenue was partially offset by the lower sales volume and the decrease in the prices in USD of main raw materials. Sales volume of specialty chemicals decreased by 8%, from 673 thousand tons in 2014 to 618 thousand tons in 2015, mainly due to the effects of the Brazilian economy slowdown, resulting in a 7% decrease in total volume compared to 2014.

Ultragaz’s net revenue from sales increased by 13%, from R$4,091.3 million in 2014 to R$4,621.2 million in 2015, mainly due to the increase on LPG refinery prices, charged by Petrobras for use in the bulk segment in December 2014, September 2015 and December 2015, and in the bottled segment in September 2015. Ultragaz’s sales volume decreased by 1%, from 1,711 thousand tons in 2014 to 1,697 thousand tons in 2015, mainly due to the economy slowdown in bulk segment, partially offset by the capture of new customers in the residential and small- and medium-sized companies segments and condominiums and the 1% growth in sales volume in the bottled segment.

Ultracargo’s net revenue from services decreased by 9%, from R$346.5 million in 2014 to R$315.5 million in 2015, mainly due to the partial stoppage of the Santos terminal as a result of the fire accident occurred in the beginning of April 2015. Average storage had an 8% reduction over 2014, mainly as a result of the partial stoppage of the Santos terminal offset by the increased demand of fuels in Suape and Aratu.

Extrafarma’s net revenue from sales increased by 21%, from R$1,101.3 million in 2014 to R$1,336.3 million in 2015, due to the higher average number of stores and a 10% increase in same store sales excluding mobile phones (sales in stores with more than 12 months). Extrafarma ended the year with 14% growth compared to 2014 in the average number of stores, compared to a growth of 8% Abrafarma, gaining two positions when compared to December 2014 in the Abrafarma ranking, ending the year in 6th position.

Cost of products and services sold. Ultrapar’s cost of products and services sold increased by 11%, from R$62,304.6 million in 2014 to R$68,933.7 million in 2015. Ultrapar main costs of products and services sold are related to the purchase of goods for resale, including diesel, gasoline and ethanol for Ipiranga, LPG for Ultragaz and pharmaceutical products for Extrafarma, and raw material, substantially the ethylene for Oxiteno, and depreciation and amortization.

The following table shows the change in cost of products and services sold for each of our businesses:

	2015	2014	Percent change 2015- 2014
	(R$ million)
Ipiranga	61,236.8	55,338.9	11%
Oxiteno	2,809.8	2,624.7	7%
Ultragaz	3,884.6	3,478.5	12%
Ultracargo	151.9	141.9	7%
Extrafarma(1)	900.9	752.4	20%

(1)	In 2014, reflects cost of products and services sold for the 11-month period from February 1, 2014, the date on which Extrafarma’s results of operations were consolidated into our financial statements, through December 31, 2014. For additional information, see “Presentation of Financial Information.”

Ipiranga’s cost of products sold increased by 11%, from R$55,338.9 million in 2014 to R$61,236.8 million in 2015, mainly due to the increases in diesel and gasoline costs by Petrobras and the increase of CIDE tax on such costs and higher sales volume.

Oxiteno’s cost of products sold had a 7% increase compared to 2014, from R$2,624.7 million in 2014 to R$2,809.8 million in 2015, mainly due to the 42% weaker Real against the U.S. dollar, which increased Oxiteno’s costs denominated or linked to the U.S. dollar, particularly variable costs associated with raw materials such as the ethylene. The increase in Oxiteno’s cost of products and services sold was partially offset by a 22% reduction in unit variable costs in U.S. dollars (calculated as Oxiteno’s variable cost of products sold in U.S. dollars divided by the volume of products sold) and a decrease in sales volume.

Ultragaz’s cost of products sold was 12% higher than in 2014, from R$3,478.5 million in 2014 to R$3,884.6 million in 2015, due to the increase in the cost of LPG for use in the bottled and bulk segments by Petrobras and the effects of a 10.7% inflation rate (as measured by the IPCA) on personnel expenses.

Ultracargo’s cost of services sold increased by 7%, from R$141.9 million in 2014 to R$151.9 million in 2015, mainly as a result of the effects of a 10.7% inflation rate (as measured by the IPCA), mainly on personnel expenses.

The cost of products sold by Extrafarma increased by 20%, from R$752.4 million in 2014 to R$900.9 million in 2015, due to increased sales volume and the annual adjustment in the prices of medicines, set by the Chamber for the Regulation of the Medical Pharmaceuticals Market (CMED).

Gross profit. Ultrapar’s gross profit increased by 24%, from R$5,431.7 million in 2014 to R$6,721.6 million in 2015, as a result of the increased gross profit in all businesses units, except in Ultracargo. Ipiranga’s gross profit increased by 18%, from R$3,491.1 million in 2014 to R$4,113.0 million in 2015. Oxiteno’s gross profit increased by 61%, from R$788.9 million in 2014 to R$1,272.7 million in 2015. Ultragaz’s gross profit increased by 20%, from R$612.7 million in 2014 to R$736.7 million in 2015. Ultracargo’s gross profit decreased by 20%, from R$204.5 million in 2014 to R$163.6 million in 2015, due to the fire that occurred in Santos in April 2015. Extrafarma’s gross profit increased by 25%, from R$349.0 million in 2014 to R$435.3 million in 2015.

Selling, marketing, general and administrative expenses. Ultrapar’s selling, marketing, general and administrative (“SG&A”) expenses generally include personnel, freight, marketing and depreciation and amortization expenses. Ultrapar’s SG&A expenses increased by 17%, from R$3,289.0 million in 2014 to R$3,837.9 million in 2015.

The following table shows the changes in SG&A expenses for each of our businesses:

	2015	2014	Percentchange2015-2014
	(R$ million)
Ipiranga	2,087.2	1,871.1	12%
Oxiteno	690.8	522.7	32%
Ultragaz	525.4	444.2	18%
Ultracargo	100.6	94.1	7%
Extrafarma(1)	427.5	332.5	29%

(1)	In 2014, reflects SG&A expenses for the 11-month period from February 1, 2014, the date on which Extrafarma’s results of operations were consolidated into our financial statements, through December 31, 2014. For additional information, see “Presentation of Financial Information.”

Ipiranga’s SG&A expenses increased by 12% compared to 2014, from R$1,871.1 million in 2014 to R$2,087.2 million in 2015 mainly due to the expansion of the distribution network, higher freight expenses mainly due to the rise in diesel costs and higher expenses with variable compensation, in line with the increase in earnings.

Oxiteno’s SG&A expenses increased by 32% compared to 2014, from R$522.7 million in 2014 to R$690.8 million in 2015 mainly due to higher expenses with variable compensation, in line with the increase in earnings, the effects of the weaker Real on expenses with logistics and international units, and the effects of a 10.7% inflation rate (as measured by the IPCA).

Ultragaz’s SG&A expenses increased by 18% compared to 2014, from R$444.2 million in 2014 to R$525.4 million in 2015 mainly due to higher expenses with variable compensation, in line with the increase in earnings, the effects of a 10.7% inflation rate (as measured by the IPCA) on expenses, and higher expenses with advertising and marketing in the relaunch campaign of the Ultragaz brand, highlighting the attributes of its current strategy focused on convenience and services for consumers.

Ultracargo’s SG&A expenses increased by 7% in 2015, from R$94.1 million in 2014 to R$100.6 million in 2015.

Extrafarma’s SG&A expenses increased by 29% in 2015, from R$332.5 million in 2014 to R$427.5 million in 2015 mainly due to (i) the 14% increase in the average number of stores, (ii) the inclusion of expenses for the structuring for a more accelerated growth throughout 2014, (iii) the commencement of the operation of the new distribution center of Ceará at the end of 2014, and (iv) due to the effects of a 10.7% inflation rate (as measured by the IPCA) on expenses, partially offset by lower integration expenses.

Other operating income, net. Other operating income, net is mainly composed of merchandising fees from Ipiranga’s suppliers. Ultrapar’s other operating income, net decreased from R$106.9 million in 2014 to R$50.6 million in 2015, mainly as a result of expenses related to the fire in the terminal Ultracargo in Santos, which resulted in expenses of R$92 million in 2015, partially offset by the expansion in Ipiranga’s operations.

Income from disposal of assets. Ultrapar’s income from disposal of assets is mainly composed of the sale of real estate at Ipiranga in both years and decreased from R$37.0 million in 2014 to R$27.3 million in 2015.

Operating income before financial income (expenses) and share of profit of joint ventures and associates. Ultrapar’s operating income before financial income (expenses) and share of profit of joint ventures and associates increased by 30%, from R$2,286.6 million in 2014 to R$2,961.5 million in 2015, as a result of the increased operating income before financial income (expenses) and share of profit of joint ventures and associates in Ipiranga, Oxiteno and Ultragaz. Ipiranga’s operating income before financial income (expenses) and share of profit of joint ventures and associates increased by 23%, from R$1,758.1 million in 2014 to R$2,154.6 million in 2015. Oxiteno’s operating income before financial income (expenses) and share of profit of associates increased by 119%, from R$264.2 million in 2014 to R$579.5 million in 2015. Ultragaz’s operating income before financial income (expenses) and share of profit of associates increased by 27%, from R$169.0 million in 2014 to R$213.9 million in 2015. Ultracargo’s operating income before financial income (expenses) and share of profit of joint ventures and associates decreased by 114%, from operating income of R$117.3 million in 2014 to operating loss of R$16.1 million in 2015. Extrafarma’s operating income before financial income (expenses) and share of profit of joint ventures and associates decreased by 71%, from R$16.9 million in 2014 to R$5.0 million in 2015.

Net financial expenses. Net financial expenses include mainly income and expenses from interest on financial investments and financings and exchange rate variation. Ultrapar’s net financial expenses increased by 58%, from R$445.4 million in 2014 to R$703.3 million in 2015, mainly due to higher CDI during the period (13.24% in 2015 compared to 10.81% in 2014), the higher net debt, in line with the growth of the company, the exchange rate fluctuations in the period and PIS and COFINS contributions on financial revenue as from July 2015. Ultrapar’s net debt to EBITDA ratio was 1.25x as of December 31, 2015, compared with 1.26x as of December 31, 2014.

As of December 31, 2015, Ultrapar’s gross debt was R$8,901.6 million and net debt was R$4,928.4 million, compared to gross debt of R$8,375.2 million and net debt of R$3,975.1 million on December 31, 2014. See footnote 8 under “Item 3.A. Key Information — Selected Consolidated Financial Data” for a detailed discussion of net debt and its reconciliation to information in our financial statements, as well as Notes 4, 14 and 31 to our consolidated financial statements.

Income and social contribution taxes. Ultrapar’s income and social contribution taxes, net of benefits from income tax exemptions, increased by 28%, from R$573.5 million in 2014 to R$734.3 million in 2015, mainly as a result of an increase in pre-tax income due to the increase in Ultrapar’s operational income.

Net income for the year. Ultrapar’s net income for 2015 reached R$1,513.0 million, a 21% increase in net income compared to 2014, mainly due to the EBITDA growth between the periods, partially offset by the increase in financial expenses and higher expenses and costs with depreciation and amortization, as a result of investments made over the period.

EBITDA. Ultrapar’s EBITDA increased 25%, from R$3,157.9 million in 2014 to R$3,953.3 million in 2015, as a result of EBITDA growth in Ipiranga, Oxiteno and Ultragaz.

The following table shows the changes in EBITDA for each of our segments:

	2015	2014	Percent change 2015- 2014
	(R$ million)
Ipiranga(1)	2,768.8	2,288.0	21%
Oxiteno	739.8	403.7	83%
Ultragaz	357.0	305.5	17%
Ultracargo	26.3	166.9	-84%
Extrafarma(2)	28.7	29.8	-4%

(1)	EBITDA does not include losses related to ConectCar in the amount of R$23.2 million and R$18.7 million in 2015 and 2014, respectively.
(2)	In 2014, reflects EBITDA for the 11-month period from February 1, 2014, the date on which Extrafarma’s results of operations were consolidated into our financial statements, through December 31, 2014. For additional information, see “Presentation of Financial Information.”

Ipiranga reported EBITDA of R$2,768.8 million in 2015, an increase of 21% compared to 2014, primarily due to the strategy of constant innovation in services and convenience in service stations, generating greater customer satisfaction and loyalty, increased sales volume in gasoline, ethanol and natural gas for vehicles (Otto cycle), and effects of import and inventory gains resulting from the economic adjustments in the Brazilian fuels market.

Oxiteno reported EBITDA of R$739.8 million, an 83% increase compared to 2014, mainly due to the effect of a weaker Real against U.S. dollar and its strategic focus on specialty chemicals, partially offset by lower sales volume. Oxiteno’s unit EBITDA reached US$306/ton in 2015, compared to a unit EBITDA of US$ 220/ton in 2014.

Ultragaz’s EBITDA totaled R$357.0 million, 17% higher than 2014, mainly due to the company’s commercial initiatives, especially in capturing residential and small- and medium-sized companies and condominiums, as well as the expansion of its resellers.

Ultracargo’s EBITDA totaled R$26.3 million in 2015, an 84% decrease mainly due to the lower handling and the partial stoppage of the Santos terminal and expenses related to the Santos terminal fire. See “Item 4.A. Information on the Company — History and Development of the Company — Ultracargo – Fire at storage facilities in Santos.”

Extrafarma reported EBITDA of R$28.7 million, a 4% decrease as compared to 2014, due to expenses related to the initiatives for a more accelerated growth, including the beginning of the operation of the new distribution center of Ceará and the increase in the number of new drugstores, the benefits of which are expected to be generated in the next years, partially offset by the increase in same store sales.

For a reconciliation of our EBITDA and the EBITDA of Ipiranga, Oxiteno, Ultragaz, Ultracargo and Extrafarma to information in our financial statements, see footnote 4 under “Item 3.A. Key Information — Selected Consolidated Financial Data.”

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

Sources and uses of funds. Net cash provided by operating activities was R$2,513.7, R$3,201.7 million and R$2,650.7 million for 2016, 2015 and 2014, respectively. In 2016, net cash provided by operating activities was R$688.0 million lower than that of 2015, despite the 7% EBITDA growth and lower investment in working capital when compared to 2015. Due to the use of the indirect method of cash flow, interest on financial liabilities and variations on the exchange rate adjustment in the net cash provided by operating activities in 2016 were R$818.8 million lower than in 2015. In 2015, net cash provided by operating activities was R$551.0 million higher than that of 2014, mainly due to the growth in operations, partially offset by an increase in investment in working capital, that grew from a divestment of R$99.0 million to an investment of R$455.0 million in 2015.

Net cash used in investing activities was R$1,848.8, R$801.8 million and R$1,540.2 million for 2016, 2015 and 2014, respectively. In 2016, Ultrapar continued with an investment strategy focused on the continuing growth of scale and competitiveness, better serving an increasing number of customers. In 2016, 2015 and 2014, we invested R$1,637.9, R$1,334.2 million and R$1,215.7 million in additions to fixed assets, equipment and intangible assets, net of disposals. In addition, capital investments were made in ConectCar of R$47.3, R$41.1 million and R$28.5 million in 2016, 2015 and 2014 respectively.

Net cash from financing activities totaled a cash generation of R$928.4 million in 2016 and a cash used of R$2,520.7 million and R$539.3 million for 2015 and 2014, respectively. In 2016, cash flow used by financing activities increased in R$3,449.1 million compared to 2015, mainly as a result of lower use of resources for amortization of debt and an increase of R$1,292.3 million in new loans and financings, which strengthened the cash position and extended the Company’s debt profile. In 2015, net cash used in financing activities increased by R$1,981.4 million compared to 2014, mainly as a result of an increase in amortization of debt and interest payment and for acquisition of shares issued by the Company (share buyback program).

Accordingly, cash and cash equivalents totaled R$4,274.2 million, R$2,702.9 million and R$2,827.4 million as of December 31, 2016, 2015 and 2014, respectively.

We believe we have sufficient working capital to meet our current needs. In addition to the cash flow generated from operations explained above, we had R$5,686.7 million in cash, cash equivalents and short-term investments as of December 31, 2016. The gross indebtedness due from January 1 to December 31, 2017 totaled R$3,039.9 million, including estimated interest payments on loans, as of December 31, 2016. Furthermore, we estimate investments of R$2,173.7 in 2017.

We anticipate that we will spend approximately R$18.0 billion in the next five years to meet long-term contractual obligations described in the Tabular Disclosure of Contractual Obligations and for the 2017 budgeted capital expenditures. We expect to meet these cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financing and the refinancing of some of our indebtedness as it becomes due.

The Company uses exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect its assets, liabilities, receipts and disbursements in foreign currency and net investments in foreign operations. Hedging instruments are used to reduce the effects of variations in exchange rates on the Company’s income and cash flows in Reais within the exposure limits under its Policy. For additional information regarding our funding and treasury policies, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Indebtedness

As of December 31, 2016, our consolidated short and long-term debt was as follows:

Indebtedness	Currency		Interest Rate(1)	Principal amount of outstanding and accrued interest through December 31
				2016	2015
				(in millions of Reais)
Foreign currency-denominated loans:
Notes in the foreign market	US$		5.3%	2,412.1	—
Foreign loan	US$		LIBOR(2) + 0.7%	942.5	1,111.7
Foreign loan	US$		2.1%	486.5	576.6
Foreign loan	US$		LIBOR(2) + 1.4%	332.6	397.6
Financial institutions	US$		LIBOR(2) + 3.0%	195.0	77.8
Advances on Foreign Exchange Contracts	US$		3.0%	111.1	222.5
Financial institutions	US$		2.7%	109.9	142.8
Foreign currency advances delivered	US$		2.7%	32.6	50.1
Financial institutions	MX$	(3)	6.6%	24.6	—
Financial institutions	MX$	(3)	TIIE(3) + 1.0%	9.6	27.1
BNDES	US$		6.0%	7.1	24.1
Financial institutions	Bs$	(7)	24.0%	0.4	—
Reais – denominated loans:
Banco do Brasil floating rate	R$		107.4% of CDI	2,956.5	3,115.8
Debentures – 1st, 2nd and 4th public issuances IPP	R$		107.1% of CDI	1,914.5	1,413.1
Debentures – 5th issuance	R$		108.3% of CDI	832.4	833.1
BNDES	R$		TJLP(4) + 2.4%	307.6	409.3
Export Credit Note floating rate	R$		101.5% of CDI	158.8	158.6
BNDES	R$		SELIC(6) + 2.3%	71.4	30.9
BNDES EXIM	R$		TJLP(4) + 3.5%	62.1	—
FINEP – Research and Projects Financing	R$		4.0%	48.7	61.7
Finance leases	R$		IGP-M(5) + 5.6%	48.6	45.5
Banco do Nordeste do Brasil	R$		8.5%	47.1	66.1
BNDES	R$		5.5%	40.3	49.7
FINEP – Research and Projects Financing	R$		TJLP(4)+0.9%	34.6	11.2
BNDES EXIM	R$		SELIC(6) +3.9%	28.1	—
Floating rate finance leases	R$		CDI + 2.8%	0.1	0.3
FINAME – Financing for Machines and Equipment	R$		TJLP(4) + 5.7%	0.1	0.3
Fixed rate finance leases	R$		15.6%	0.0	0.1
Export Credit Note	R$			—	27.0
Fixed rate working capital loan	R$			—	1.2
Total loans				11,214.8	8,854.2
Unrealized losses on swaps transactions				202.4	47.4

Total				11,417.1	8,901.6

(1)	Interest rate as of December 31, 2016.
(2)	LIBOR = London Interbank Offered Rate.
(3)	MX$ = Mexican peso and TIIE = the Mexican interbank balance interest rate.
(4)	TJLP (Long-Term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of BNDES. On December 31, 2016, TJLP was fixed at 7.5% p.a.
(5)	IGP-M = General Index of Market Prices of Brazilian inflation, calculated by the Getulio Vargas Foundation.
(6)	SELIC = Brazilian base interest rate.
(7)	Bs$ = Venezuelan bolivar.

Our consolidated debt as of December 31, 2016 had the following maturity schedule:

Maturity	Amount
(in millions of Reais)
January 1, 2017 to December 31, 2017	2,475.6
January 1, 2018 to December 31, 2018	3,203.4
January 1, 2011 to December 31, 2019	1,699.0
January 1, 2020 to December 31, 2020	694.0
January 1, 2021 to December 31, 2021	554.2
2022 thereafter	2,791.0

Total	11,417.1

As provided in IAS 39, the transaction costs and issuance premiums associated with our fundraising are included as part of our financial liabilities. See Note 14(j) to our consolidated financial statements for more information.

Ultrapar contracted hedging instruments against foreign currency exchange and interest rate variations for a portion of its indebtedness. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and Note 31 to our consolidated financial statements for more information.

The financings are guaranteed by collateral in the amount of R$56.6 million as of December 31, 2016 and by guarantees and promissory notes in the amount of R$7,069.5 million as of December 31, 2016 and guarantees related to raw materials imported by the subsidiary Ipiranga in the amount of R$ 59.3 million (R$ 133.2 million as of December 31, 2015).

Some subsidiaries issued collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under this collateral, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to this collateral is R$30.8 million as of December 31, 2016 with maturities of less than 213 days. As of December 31, 2016, Ultrapar did not have losses in connection with this collateral. The fair value of collaterals recognized in current liabilities as other payables was R$0.7 million as of December 31, 2016, which is recognized as profit or loss as customers settle their obligations with the financial institutions.

Notes in the foreign market

In October 2016, the subsidiary Ultrapar International S.A. issued notes in the international market in the principal amount of US$ 750 million, maturing in October 2026 and interest rate of 5.25% per year, with interest payable semiannually. The issue price was 98.097% of the face value of the notes. The notes are guaranteed by Ultrapar and the subsidiary Ipiranga.

As a result of the issuance, Ultrapar and its subsidiaries are required to undertake certain obligations, including:

•	Restriction on sale of all or substantially all assets of the Ultrapar and subsidiaries Ultrapar International S.A. and IPP.

•	Restriction on encumbrance of assets exceeding US$150 million or 15% of the value of the consolidated tangible assets.

Ultrapar and its subsidiaries are in compliance with the levels of covenants required by these loans. The restrictions imposed on Ultrapar and its subsidiaries are customary in transactions of this kind and have not limited their ability to conduct their business in the ordinary course.

Foreign loans

1)	The subsidiary IPP has foreign loans in the total amount of US$440 million. IPP also contracted hedging instruments for floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charge to an average cost of 102.1% of CDI (see Note 31 to our consolidated financial statements). IPP designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loans are guaranteed by Ultrapar.

The maturity of the principal amount of these loans are as follows:

Maturity	Amount	Cost
	in millions of dollars	% of CDI
March 2017	70.0	99.5
September 2017	150.0	103.7
July 2018	60.0	103.0
September 2018	80.0	101.5
November 2018	80.0	101.4

Total / average cost	440.0	102.1

2)	The subsidiary Oxiteno Overseas is party to a foreign loan in the amount of US$60 million with maturity in January 2017 and interest rate of LIBOR + 1.0% per year, paid semiannually. Ultrapar, through its subsidiary Cia. Ultragaz, contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loan charge to 94.0% of CDI (see Note 31 to our consolidated financial statements). The foreign loan is guaranteed by Ultrapar and its subsidiary Oxiteno. On December 20, 2016, the subsidiary Oxiteno Overseas entered into a new foreign loan in the amount of US$60 million with maturity on June 22, 2020 and interest of LIBOR + 2.0% per year, paid quarterly. The proceeds from the operation were received in January 2017 and used in the settlement of existing loan. Ultrapar, through the subsidiary Cia. Ultragaz, contracted hedging instruments subject to floating interest rates in dollar and exchange rate variation, changing the foreign loan charge to 105.9% of CDI. The foreign loan is guaranteed by Ultrapar and its subsidiary Oxiteno Nordeste.

3)	The subsidiary LPG International has a foreign loan in the amount of US$30 million, with maturity in December 2018 and interest rate of LIBOR + 1.85% per year, paid quarterly. The foreign loan is guaranteed by Ultrapar and its subsidiary IPP.

4)	The subsidiary Global Petroleum Products Trading Corporation has a foreign loan in the amount of US$12 million, with maturity in December 2018 and interest rate of LIBOR + 1.85% per year, paid quarterly. The foreign loan is guaranteed by the Company and its subsidiary IPP.

During these contracts, Ultrapar shall maintain the following financial ratios, calculated based on its audited consolidated financial statements:

•	Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated EBITDA, at less than or equal to 3.5; and

•	Maintenance of a financial ratio determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The Company is in compliance with the levels of covenants required by these loans. The restrictions imposed on Ultrapar and its subsidiaries are usual for this type of transactions and have not limited their ability to conduct their business to date.

Debentures

In May 2016, the subsidiary IPP carried out its fourth issuance of public debentures, in a single series of 500 simple, nonconvertible into shares, nominative, book-entry and unsecured debentures, with an additional guarantee granted by Ultrapar, and its main characteristics are as follows:

Principal Amount:	R$500,000,000.00
Unit Par Value:	R$1,000,000.00
Maturity date:	May 25, 2021
Repayment method:	Amortizing annually, beginning in May 2019
Interest:	105.0% of CDI
Payment of interest:	Semiannually

The proceeds of this issuance were used in the purchase of ethanol by the subsidiary IPP. The subsidiary has the obligation to prove the allocation of the resources within 12 months from subscription.

In March 2015, Ultrapar carried out its fifth issuance of debentures, in a single series of 80,000 simple, nonconvertible into shares, nominative, book-entry and unsecured debentures, and its main characteristics are as follows:

Principal Amount:	R$800,000,000.00
Unit Par Value:	R$10,000.00
Maturity date:	March 16, 2018
Repayment method:	Lump sum at final maturity
Interest:	108.25% of CDI
Payment of interest:	Semiannually

The proceeds of the issuance were used to manage liquidity of IPP, in order to strengthen its cash position and extend its debt profile, providing greater financial flexibility.

In January 2014, the subsidiary IPP made its second public issuance of debentures in single series of 80,000 simple, nonconvertible into shares, nominative, book-entry and unsecured debentures with an additional guarantee granted by Ultrapar, and its main characteristics are as follows:

Principal Amount:	R$800,000,000.00
Unit Par Value:	R$10,000.00
Maturity date:	December 20, 2018
Repayment method:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually

The proceeds of the issuance were used to manage liquidity of IPP, in order to strengthen its cash position and extend its debt profile, providing greater financial flexibility.

In December 2012, the subsidiary IPP made its first public issuance of debentures in single series of 60,000 simple, nonconvertible into shares, nominative, book-entry and unsecured debentures, with an additional guarantee granted by Ultrapar, and its main characteristics are as follows:

Principal Amount:	R$600,000,000.00
Unit Par Value:	R$10,000.00
Maturity date:	November 16, 2017
Repayment method:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually

The proceeds of the issuance were used to manage liquidity of IPP, in order to strengthen its cash and extend its debt profile, providing greater financial flexibility.

BNDES

The subsidiaries of Ultrapar have financings from BNDES (Brazilian National Development Bank) for some of their investments and projects and such financings are guaranteed by Ultrapar. As of December 31, 2016, such lines of credit with BNDES totaled R$1.6 billion, of which R$0.3 billion had been drawn down. See “Item 10.C. Additional Information — Material Contracts — BNDES.”

During the term of these agreements, Ultrapar must maintain the following capitalization and current liquidity levels, as determined in the annual audited consolidated balance sheet:

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

Financial institutions

The subsidiaries Oxiteno Mexico, Oxiteno USA, Oxiteno Uruguay and Oxiteno Andina have loans to finance investments and working capital.

In February 2016, subsidiary Oxiteno USA entered into a loan agreement in the amount of US$40 million, due in February 2021 and bearing interest of LIBOR + 3% per year, paid quarterly. The loan is guaranteed by Ultrapar and the subsidiary Oxiteno Nordeste and the proceeds of this loan were used to fund the construction of a new alcoxylation plant in the state of Texas.

In September 2016, the subsidiary Oxiteno USA renegotiated a loan in the notional amount of US$20 million, changing its maturity from October 2017 to September 2021, bearing interest of LIBOR + 3% per year, paid quarterly. The loan is guaranteed by Ultrapar and the subsidiary Oxiteno S.A.

Banco do Brasil

The subsidiary IPP has floating interest rate loans with Banco do Brasil to finance the marketing, processing, or manufacturing of agricultural goods (ethanol).

In 2016, the subsidiary IPP renegotiated the following loans with Banco do Brasil:

•	Notional amount of R$167 million, changing the maturity from February 2016 to February 2019, with floating interest rate of 114% of CDI; and

•	Notional amount of R$100 million and R$909.5 million, changing the maturity from May 2016 and January 2017, respectively, to May 2020, May 2021 and May 2022, with floating interest rate of 110.9% of CDI.

The chart below indicates the consolidated amounts due by the subsidiary IPP to Banco do Brasil on the maturity dates of the subcredits agreed in the loan agreements (include interest until December 31, 2016):

Maturity	Balance in 2016
	(in millions of Reais	)
July, 2017	177.3
November, 2017	101.4
January, 2018	177.3
April, 2018	101.4
February, 2019	170.0
May, 2019	1,209.4
May, 2020	339.9
May, 2021	339.9
May, 2022	339.9

	2,956.5

Export credit note

The subsidiary Oxiteno Nordeste has export credit notes in the amounts of R$156.8 million, with maturity in May 2018 and floating rate of 101.5% of CDI, paid quarterly.

In March 2016, the subsidiary Oxiteno Nordeste settled the export credit note in the amount of R$17.5 million, on the maturity date, with interest rate of 8% per year, and also settled its respective hedging instrument.

In August 2016, the subsidiary Oxiteno Nordeste settled the export credit note in the amount of R$10.0 million, on the maturity date, with interest rate of 8% per year, and also settled its respective hedging instrument.

Investments

Equity investments

	Year ended December 31,
	2016	2015	2014
	(in millions of Reais)
Ipiranga(1)	47.3	41.1	28.5
Oxiteno	—	—	—
Ultragaz	—	—	—
Ultracargo	—	—	—
Acquisition of Extrafarma	—	—	719.9
Others	—	—	—

Total equity investments(2)	47.3	41.1	748.4

(1)	Capital invested in ConectCar.
(2)	Equity investments consist of acquisition of subsidiaries and capital increases, net of capital reductions in joint ventures and associates.

Organic Investments

The following table shows our organic investments for the years ended December 31, 2016, 2015 and 2014 and does not include equity investments:

	Year ended December 31,
	2016	2015	2014
	(in millions of Reais)
Ipiranga	892.3	853.9	810.0
Oxiteno	288.4	131.4	113.9
Ultragaz	225.5	219.9	180.5
Ultracargo	78.9	23.9	26.4
Extrafarma	142.8	80.8	57.1
Others(1)	9.9	24.2	27.8

Total – additions to property, plant, equipment and intangible assets	1,637.9	1,334.2	1,215.7
Financing and bonuses to our resellers(2)	173.0	18.1	4.6

Total organic investments(3), net of disposals	1,810.9	1,352.2	1,220.3

(1)	Includes mainly capital expenditures related to corporate information technology and headquarters’ building maintenance.
(2)	Financing and bonuses to our resellers, net of repayments. Bonuses are lump sum payments made by distributors to resellers. Resellers typically use these payments to improve their facilities or to invest in working capital. Financing for clients is included under working capital in the cash flow statement and bonuses are included under intangible assets.
(3)	Organic investments consist of acquisitions of property, plant and equipment and intangible assets and financing and repayments to resellers, and do not include acquisitions of subsidiaries and capital increases, net of capital reductions in joint ventures and associates.

In 2016, Ultrapar continued with an investment strategy focused on the continuing growth of scale economy and competitiveness, better serving an increasing number of customers. Investments, net of disposals, totaled R$1,811 million in organic investments. Total investment at Ipiranga, reached R$1,065 million, of which (i) R$429 million in the expansion of distribution network (through the conversion of unbranded service stations, the opening of new service stations and new customers) and am/pm and Jet Oil franchises focused on the Midwest, Northeast and North regions of Brazil, (ii) R$64 million in the expansion of its logistics infrastructure, through the construction and expansion of logistics facilities, (iii) R$101 million in the modernization largely in logistics facilities and information systems, and (iv) R$471 million in maintenance of its activities, mainly in the renewal of contracts of its distribution network and the renovation of service stations. Out of the total amount invested, R$892 million were related to property, plant, equipment and intangible assets and R$173 million were related to the financing to clients, net of repayments. At Oxiteno, total 2016 investments were R$288 million, mainly due to the maintenance of its industrial units and for the new ethoxylation plant in the United States. Ultragaz invested R$225 million, allocated mainly in new clients in the bulk segment, replacement and acquisitions of bottles and maintenance of its bottling facilities. Investments at Ultracargo were R$79 million in 2016, mainly directed towards modernization of its safety system and adaptation and maintenance of its terminals infrastructure. Extrafarma invested R$143 million, mainly directed towards the opening of new drugstores and maintenance of existing ones, as well as to the new distribution center in Pará, replacing an existing distribution center in that state.

Ultrapar’s investment plan for 2017 amounts to R$2,174 million, demonstrating the continuity of good opportunities to grow through increased scale and productivity gains, as well as modernization of existing operations. At Ipiranga, we plan to invest R$1,116 million (i) to maintain the pace of expansion and modernization of its distribution network and of am/pm and Jet Oil franchises and in new distribution centers to supply the convenience stores, (ii) in the expansion of its logistics infrastructure to support growth, mainly through the construction and expansion of logistics facilities, and (iii) in the maintenance and modernization of its activities, mainly in the renewal of contracts of its distribution network and the renovation of service stations, as well as information systems to support its operations. Oxiteno’s investment plan approved for 2017 totals R$478 million. This amount includes US$77 million to the construction of the new ethoxylation unit at its Texas (USA) plant, which shall be concluded by the end of 2017. The new unit’s capacity will be 120,000 tons per year at its initial stage. The remaining amount will be focused in maintenance and modernization of its plants for higher productivity, as well as information systems. Ultragaz will invest R$221 million in 2017, mainly (i) on capturing new clients in the bottled and bulk segment, (ii) on the replacement and purchase of LPG bottles, (iii) on the expansion and maintenance of filling plants, and (iv) on IT with focus on systems to support its operations. Ultracargo will invest R$158 million, of which R$58 million in the expansion of Itaqui terminal, which shall be concluded, and in the adjustment, safety and maintenance of the infrastructure of its terminals. At Extrafarma, we plan to invest R$178 million mainly in the opening and remodeling of stores and in IT.

The plan also accounts for the continued modernization of our IT platform in all businesses to serve even better our customers, to improve logistics efficiency, to develop new selling strategies and to expand relationships with our resellers and partners.

C.	Research and Development, Trademarks and Patents

Research and Development

Oxiteno carries on a wide range of research and development activities, principally related to the application of specialty chemicals and improvements in production processes. As of December 31, 2016, 155 employees of Oxiteno were engaged in research and development and engineering activities. Oxiteno’s research and development expenditures in 2016, 2015 and 2014 were R$50 million, R$41 million and R$36 million, respectively. In 2004, Oxiteno founded its own “Science and Technology Council” with six of the world’s major specialists in surfactants as members. These specialists, with experience in the surfactants industry or in the academic environment in the US, Europe and Latin America, follow the trends and opportunities in the sector. Since 2004, the council, currently composed of five specialists, has met once a year in São Paulo to analyze Oxiteno’s research and development project portfolio, as well as the management methodology applied. Their recommendations enable Oxiteno to improve its research and development activities’ efficiency, as well as to broaden the reach of its partnerships with international entities. In addition, Oxiteno has created specific scientific councils with specialists from its main segments.

Oxiteno’s investments in research and development have resulted in the introduction of 90 new products during the last three years. Oxiteno will continue to invest in research and development focused on developing new product applications to meet clients’ needs.

Trademarks and Patents

Ipiranga owns registrations for the trademarks used in its distribution business, such as Ipiranga, Quilômetros de Vantagens Ipiranga (“Km de Vantagens”), Jet Oil, Clube VIP Ipiranga, Clube do Milhão Ipiranga, Posto 24 horas, Atlantic, Gasolina Original Ipiranga (Original Ipiranga Gasoline), among several others. The 10-year period of validity of the registrations for these trademarks will expire between 2017 and 2026. Ipiranga acquired the am/pm brand in Brazil in November 2012 through an agreement signed with Atlantic Richfield Company.

Additionally, Ipiranga has filed applications for the trademarks “Abastece Aí”, “am/pm Super Store” and “am/pm Estação” which are under INPI analysis.

The other Company’s subsidiaries also own registrations for its main trademarks, such as (i) Ultragaz, Ultragaz Ultrasystem and Brasilgás trademarks for the activities of Ultragaz, (ii) Extrafarma and Clubeextrafarma trademarks for the activities of Extrafarma, (iii) Ultracargo and Ultradata for the activities of Ultracargo and (iv) Oxiteno. The 10-year period of validity of the registrations for these trademarks will expire between 2017 and 2024.

D.	Trend Information

LPG business

Between 2003 and the end of 2007, LPG prices charged to LPG distributors in Brazil remained stable, despite increases in oil and LPG prices in the international markets, which were partially offset by the appreciation of the Real compared to the U.S. dollar. However, since 2008 Petrobras has increased LPG refinery prices for commercial and industrial usage sporadically, as shown below:

(% increase)	Jan/08	Apr/08	Jul/08	Jan/10	Dec/14	Sep/15	Dec/15	Dec/16
Commercial and industrial LPG	15%	10%	6%	6%	15%	11%	4%	12%

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

LPG bulk sales are correlated to economic growth. Thus, an acceleration or deceleration in Brazilian GDP growth can affect our sales volume, since the segment represented approximately 30% of the volume sold by Ultragaz. Bottled LPG is an essential good and, therefore, it has a relatively low correlation with economic performance.

Chemical and petrochemical business

The specialty chemicals volume in the Brazilian market is correlated to economic performance. Therefore, an acceleration or deceleration in the Brazilian GDP can affect our sales volume, as Oxiteno’s specialty chemicals sales in Brazil represented 56% of its total sales in 2016. In the end of 2008, Oxiteno concluded certain capacity expansions that, coupled with the increase of 70 thousand tons per year in the ethoxylate unit of Camaçari in 2010 and of 90 thousand tons per year of ethylene oxide also in Camaçari in 2011, allowed an increase in sales volume, exports and, therefore, in the share of international units in volume sold. In periods of the Brazilian market growth, Oxiteno aims at (i) increasing the volume sold in the domestic market once the logistics costs are usually lower than those of sales outside Brazil, and (ii) increasing sales volume of specialties products of higher value added than commodities. In 2016, sales of specialty chemicals represented 83% of the total volume sold by Oxiteno.

In 2012, Oxiteno expanded its activities to the United States, through the acquisition of a specialty chemicals plant in Pasadena, Texas, with production capacity of 32 thousand tons per year, and to Uruguay, through the acquisition of American Chemical, a specialty chemicals Company, with production capacity of 81 thousand tons per year. In 2014, Oxiteno invested in the continuity of the expansion of the production capacity in Coatzacoalcos. In 2015, Oxiteno announced investments of US$113 million to build a new ethoxylation unit in its site in Texas, which is expected to be completed in 2017. The new facility will reach a production capacity of 120 thousand tons per year in its initial stage. In 2016, Oxiteno invested R$288 million for maintenance of its units and for the new site in Texas.

Almost all of Oxiteno’s products prices and variable costs are linked to U.S. dollar. Therefore, a sharp appreciation or depreciation of the U.S. dollar could have an impact on Oxiteno’s contribution margin in the future. The depreciation of the Real against the U.S. dollar was 13% in 2014. In 2015, Real depreciated 47% against the U.S. dollar. In 2016, the Real appreciated 17% against the U.S. dollar. From December 31, 2016 to April 20, 2017, the Real appreciated 3% against the U.S. dollar. We cannot predict what will be the trend of the Real in the future.

Oxiteno’s main raw material is ethylene, which is produced from naphtha in Brazil. Generally, naphtha prices in Brazil fluctuate with oil prices. In 2014, the slowdown in the global economy and the decisions of the OPEC member countries on oil production influenced the international oil price, which started the year at US$111/barrel (Brent) and remained stable until the third quarter, but ended 2014 at US$62/barrel. In 2015, oil prices ended at US$38/barrel, down 39% compared to 2014. In 2016, oil prices ended at US$54/barrel, up 42% compared to 2015. From December 31, 2016 to April 20, 2017, oil prices decreased by 6%. We cannot predict whether oil and ethylene prices maintain this trend. A sharp variation in ethylene prices would impact Oxiteno’s results if it is not able to keep operating margins. The second most important raw material for Oxiteno is the palm kernel oil, the international prices for which increased from US$903/ton in December 2015 to US$1,747/ton in December 2016.

The increase in demand for chemical and petrochemical products in Brazil during the last years and the ongoing integration of regional and world markets have contributed to the increasing integration of the Brazilian petrochemical industry into the international marketplace. As a consequence, events affecting the petrochemical industry worldwide could have a material effect on our business and results of operations. The chemical industry performance worldwide was strongly affected by the world financial crisis in 2009, which caused the demand for chemical products to decrease in several countries. Due to the growth of the Brazilian chemicals market, Oxiteno faces tougher competition from certain foreign producers since 2009, including ethylene oxide and derivatives producers with access to natural-gas-based raw materials.

Fuel distribution business

In the recent past, the combined sales of gasoline, ethanol and natural gas (Otto cycle) in Brazil have been correlated mainly to the growth of the light vehicle fleet. According to ANFAVEA, in 2016, the light vehicle fleet continued to grow, with about 2.0 million new vehicles licensed in Brazil, and growth of 2% of the fleet compared to 2015, reaching about 41 million light vehicles. Additionally, we believe the current ratio of inhabitants per vehicle in Brazil is still low when compared to the rate seen in countries with similar level of development. According to 2014 data released by ANFAVEA (the last available data), the penetration of light vehicles in Brazil is about 20% of total inhabitants, while in Argentina is 32% and in Mexico is 29%. Since the end of 2015, Otto cycle has been posting year-on-year volume decline, due to worsening in employment levels and household income. Diesel sales, which in 2016 accounted for 51% of the volume sold by Ipiranga, have historically been correlated with Brazilian economic performance, particularly the agricultural and consumer goods segments. In 2016, the Brazilian diesel market, according to ANP data, experienced a reduction of 5% when compared to 2015, influenced by the weak performance of the economy and decrease in diesel consumption for thermoelectric power plants. A decrease in the fuel consumption could have a negative effect on the future volume sold by the Company and on its results.

In the last few years, Petrobras’ practice was not to immediately reflect the volatility of international prices of oil and its derivatives in the Brazilian market. Between January 2012 and September 2016, increases in prices occurred, on average, every eight months. In October 2016, Petrobras announced a new pricing policy for gasoline and diesel with the objective of, amongst other aspects, fluctuating prices according to international references on a monthly basis. Therefore, gasoline and diesel prices became directly influenced by the international prices and the Real/U.S. dollar exchange rate.

Under the new pricing policy, gasoline prices were lowered by 3.2% and 3.1% and increased by 8.1%, respectively, in October, November and December 2016. On the same occasions, diesel prices were reduced by 2.7% and 10.4% and increased by 9.5%.

(% adjustment)	Jun/12	Jul/12	Jan/13	Mar/13	Nov/13	Nov/14	Sep/15	Oct/16	Nov/16	Dec/16
Diesel	3.9%	6.2%	5.4%	4.9%	8.0%	5.0%	4.0%	-2.7%	-10.4%	9.5%
Gasoline	7.8%	—	6.6%	—	4.0%	3.0%	6.0%	-3.2%	-3.1%	8.1%

Retail pharmacy business

Retail pharmacy is a relevant market in Brazil and during the last years has presented significant growth. According to ABRAFARMA, the revenues of its member companies grew by 11% in 2016 compared to 2015. We believe the sector has potential for continued growth, mainly due to:

(i)	Brazilian aging population – the estimated Brazilian population over 60 years, which is responsible for the largest part of the consumption of medicines is estimated at 24 million people and is expected to reach 42 million people in 2030, an average growth of 4% per year, according to IBGE data;

(ii)	greater access to medicines, especially due to the growing prominence of generic drugs, which are cheaper than the reference branded medicine; and

(iii)	the growing sale of personal care and beauty products through the drugstore channel.

E.	Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations, as of December 31, 2016:

	Payment due by period
Contractual obligations	Total	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
	(in millions of Reais)
Financing	11,214.8	2,377.9	4,797.8	1,248.2	2,791.0
Estimated interest payments on financing(1)(2)	3,556.4	662.0	1,331.1	538.0	1,025.3
Currency and interest rate hedging instruments(3)	337.7	179.7	128.1	29.6	0.3
Estimated planned funding of pension plan — Ultraprev(4)	728.4	24.0	51.8	57.1	595.5
Purchase obligations — raw materials(5)	1,584.6	294.8	589.5	589.5	110.8
Purchase obligations — utilities(6)	47.1	21.6	25.5	—	—
Minimum tariff obligations — Ultracargo(7)	102.4	11.0	21.9	21.9	47,7
Operating leases(8)	407.3	85.2	96.3	96.3	129.4

Total contractual obligations	17,978.7	3,656.1	7,042.0	2,580.6	4,700.0

(1)	The estimated interest payment amount was calculated based on macro-economic assumptions including, on average for the period, principally (i) a 11.5% CDI interest rate, (ii) Reais to U.S. dollar exchange rate of R$3.40 in 2017, R$3.66 in 2018, R$3.93 in 2019, R$4.21 in 2020 and R$4.51 in 2021, (iii) a 7.5% TJLP rate and (iv) Brazilian inflation (IGP-M – General Market Price Index) at a rate of 4.6% in 2017 and 4.5% from 2018 to 2020. See “Item 5.B. Operating and Financial Review and Prospect — Liquidity and Capital Resources — Indebtedness” and Note 14 to our consolidated financial statements for more information about the maturity of our debt and applicable interest rates. See Notes 14 and 31 to our consolidated financial statements for more information on the maturity and the fair value of our swap agreements.
(2)	Includes estimated interest payments on our short-term and long-term debt. Does not include any information about our derivative instruments, for which the fair value is disclosed in Item 11. Quantitative and Qualitative Disclosures About Market Risk. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for more information about our derivative instruments.
(3)	The currency and interest rate hedging instruments were estimated based on projected U.S. dollar futures contracts and the futures curve of DI x Pre contract quoted on BM&FBOVESPA as of December 29, 2016 and on the futures curve of LIBOR (ICE – IntercontinentalExchange) on December 30, 2016. In the table above, only the hedging instruments that are expected to result in a disbursement at the time of settlement were considered.
(4)	The estimated payment amount was calculated based on (i) a 5.0% inflation assumption, (ii) the average age of the participants as of December 31, 2016 (37 years) and (iii) the Company’s contribution in December 2016.
(5)	Our subsidiary Oxiteno Nordeste has a supply agreement with Braskem which establishes a minimum annually consumption level of ethylene, calculated quarterly, and conditions for the supply of ethylene until 2021. Pursuant to the terms of this agreement, Oxiteno’s annual purchase commitment may not be lower than 190 thousand tons. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased. Our subsidiary Oxiteno has a supply agreement with Braskem, valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 30% of the current ethylene price for the quantity not purchased.
(6)	The purchase obligation relates to long-term contracts under which Oxiteno is required to purchase a minimum amount of energy annually.
(7)	Tequimar has agreements with CODEBA — Companhia Docas do Estado da Bahia and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its ports facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products (i) in Aratu, of 397,000 tons per year until 2031, and of 900,000 tons per year until 2022, as well as (ii) in Suape, of 250,000 tons per year, until 2027, and of 400,000 tons per year in Suape until 2029. If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement based on the port tariff rates on the date established for payment. As of December 31, 2016, these rates per ton were R$6.99 for Aratu and R$2.90 for Suape.
(8)	The subsidiaries Ipiranga, Extrafarma and Cia. Ultragaz have operating lease contracts. Ipiranga has contratcs related to land and building of service stations, Extrafarma to drugstores and Ultragaz to stores and vehicles in their fleet, respectively. In addition, the subsidiaries Cia. Ultragaz, Ultracargo and Oxiteno have operating lease contracts for the use of IT equipment.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists the members of our Board of Directors and senior management as of April 28, 2017:

Name	Position	Years with the Company	Age
Board of Directors
Paulo Guilherme Aguiar Cunha	Chairman	50	77
Lucio de Castro Andrade Filho	Vice Chairman	40	72
Alexandre Gonçalves Silva	Director	2	72
Carlos Tadeu da Costa Fraga	Director	2	59
Jorge Marques de Toledo Camargo	Director	2	62
José Maurício Pereira Coelho	Director	2	50
Nildemar Secches	Director	15	68
Olavo Egydio Monteiro de Carvalho	Director	14	75
Pedro Wongtschowski	Director	39	71
Executive Officers
Thilo Mannhardt	Chief Executive Officer	6	62
André Pires de Oliveira Dias(1)	Chief Financial and Investor Relations Officer, Ultrapar	1	50
João Benjamin Parolin	Officer, Oxiteno	31	58
Leocadio de Almeida Antunes Filho	Officer, Ipiranga	9	66
André Covre	Officer, Extrafarma	13	46
Pedro Jorge Filho	Officer, Ultragaz	39	63
Ricardo Isaac Catran	Officer, Ultracargo	37	62

(1)	Mr. Pires assumed the position of Chief Financial and Investor Relations Officer in July 2015. See “Item 4.A. Information on the Company — History and Development of the Company”.

Summarized below is information regarding the business experience, areas of experience and principal outside business interest of the current members of our Board of Directors and our senior management.

Board of Directors

Paulo Guilherme Aguiar Cunha. Mr. Cunha has been the Chairman of our Board of Directors since 1998 and was our Chief Executive Officer until January 2007. Mr. Cunha has been a member of the Board of Directors of Monteiro Aranha S.A. since 1997. Mr. Cunha joined Ultrapar in 1967 and was appointed Vice President in 1973 and Chief Executive Officer in 1981. Mr. Cunha has also been a member of the CMN – National Monetary Council, a member of the board of BNDESPAR, a subsidiary of BNDES, president of the Brazilian Association of Technical Standards – ABNT, a member of the consulting board of ABIQUIM and president of IBP, the Brazilian Petroleum Institute (Instituto Brasileiro de Petróleo). Mr. Cunha is a board member of the Superior Council of Economy and of the Consultative Council for Industry of FIESP, the state of São Paulo Industry Association and ex-president of IEDI – Research Institution for the Industrial Development, where he currently is a member of the Board of Directors. Mr. Cunha is also a member of the board of Insper – IBMEC Business School and of Development Council of PUC – RJ, an educational institution. From 2008 to 2014, Mr. Cunha was a board member of the Superior Strategic Council of FIESP and of the board of IPT – Technological Research Institution from 2008 to 2012. Mr. Cunha received a degree in industrial mechanical engineering from PUC – Catholic University in Rio de Janeiro in 1962. Mr. Cunha also was a Professor of Engineering at the Catholic University and at the Federal University of Rio de Janeiro from 1963 to 1966.

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

Pedro Wongtschowski. Mr. Wongtschowski has served as an officer of Ultrapar since 1985, becoming President and CEO from January 2007 to December 2012 and currently serves on the Board of Directors. He is Chairman of the Board of the National Research Center in Energy and Materials (Centro Nacional de Pesquisa em Energia e Materiais), Chairman of the board of the National Association for Research, Development and Engineering of Innovative Companies (Associação Nacional de Pesquisa e Desenvolvimento das Empresas Inovadoras) and Chairman of the board of EMPRAPII (Empresa Brasileira de Pesquisa e Inovação Industrial). Since 2015, he is the President of Instituto de Estudos para o Desenvolvimento. Mr. Wongtschowski is a member of the Board of Directors of Embraer S.A., Companhia Nitroquímica Brasileira, CTC (Centro de Tecnologia Canavieira) and other private companies and non-profit-organizations. He is author or co-author of books related to the chemical industry. Mr. Wongtschowski is a Chemical Engineer, with MSc and PhD from University of São Paulo.

Jorge Marques de Toledo Camargo. Mr. Camargo joined us as a member of the Board of Directors in April 2015. He has been a member of the Board of Directors of Prumo Logística S.A. since 2014. Mr. Camargo has also been a member of the Board of Directors of Instituto Brasileiro de Petróleo, Gás e Biocombustíveis since 2010, and in 2015, he became the President of Instituto Brasileiro de Petróleo, Gás e Biocombustíveis. He has also been a senior consultant at McKinsey & Comp., Inc. since 2012, and a member of the Board of Directors of Mills Estruturas e Serviços de Engenharia S.A. since 2011. He was a member of the Board of Directors of Deepflex do Brasil Ltda. from 2010 to 2013 and a senior consultant of Statoil Brazil from 2010 to 2014. He has more than 35 years of experience in the oil industry. He graduated in geology from the University of Brasilia and obtained a master’s degree in geophysics from the University of Texas.

Nildemar Secches. Mr. Secches joined us in April 2002 as a member of our Board of Directors. Mr. Secches is a member of the Board of Directors of Itaú Unibanco Holding S.A., of WEG S.A. and of Suzano Papel and Celulose. From 2007 to 2013, he was the Chairman of the Board of Directors of Brasil Foods S.A. and from 1995 to 2008 he was the CEO of Empresas Perdigão S.A. From 1972 to 1990, Mr. Secches worked for National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social – BNDES), serving as an Executive Officer from 1987 to 1990. From 1990 to 1994, Mr. Secches served as Chief Executive Officer of Grupo Iochpe-Maxion, where he is currently a member of the Board of Directors. Mr. Secches also previously held positions of Chief Executive Officer of ABEF – Brazilian Association of Chicken Producers and Exporters and vice-president of ABIPECS – Brazilian Association of Pork Producers and Exporters Industries. Mr. Secches received a degree in mechanical engineering from the University of São Paulo, a master’s degree in finance from PUC – Catholic University in Rio de Janeiro and a doctoral course in economics from the University of Campinas (in the state of São Paulo).

José Maurício Pereira Coelho. Mr. Coelho joined Ultrapar in April 2015 as a member of the Board of Directors. He currently is the President and CEO of BB Seguridade Participações S.A. He was the Vice-president of Financial Management and Investor Relations of Banco do Brasil S.A. from 2015 to 2017 (January) and a member of the Board of Directors of Grupo Neoenergia from 2009 to 2014. Mr. Coelho was also a member of the Board of Directors of the BB Securities LLC, New York, BB Securities Limited, London and BB Securities Asia Pte. Ltda., Singapore, from 2009 to 2015. He has also been a member of the Board of Directors of Cielo S.A since 2012. He obtained a degree in accounting from Faculdade Unigranrio, Rio de Janeiro, in 1990. He has an MBA in Finance and Capital Markets, with specialization in Corporate Governance from FGV/RJ.

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

Alexandre Gonçalves Silva. Mr. Silva joined us in April 2015 as a member of the Board of Directors. Mr. Silva has been a member of the Board of Directors of Embraer S.A. since 2011, and in 2012, he became the Chairman of the Board of Directors of Embraer S.A. He has also been a member of the Board of Directors of Fibria Celulose S.A. since 2009, Companhia Nitro Química Brasileira since 2012 and Votorantim Cimentos since 2016. Mr. Silva was a member of the Board of Directors of Tecsis – Tecnologia e Sistemas Avançados from 2013 to 2016. He was also CEO of General Electric in Brazil from 2001 to 2007. He received a degree in industrial mechanical engineering from PUC – Catholic University in Rio de Janeiro in 1967.

Carlos Tadeu da Costa Fraga. Mr. Fraga joined us in April 2015 as a member of the Board of Directors. He has been a member of the Board of Directors of GranBio Investimentos S.A. since 2015, MRO Logistics S.A. since 2016 and Instituto Brasileiro de Petróleo, Gás e Biocombustíveis since 2016. Mr. Fraga was a member of the Technological Park Council of the Universidade Federal do Rio de Janeiro from 2006 to 2012. He was also a member of the Orientation Board of Instituto de Pesquisas Tecnológicas de São Paulo from 2008 to 2012, and the Executive Manager of Exploration and Production of the Pre-salt of Petrobras – Petróleo Brasileiro S.A. from 2012 to 2015 (February). He earned a degree in civil engineering from Federal University of Rio de Janeiro in 1980.

Executive Officers

Dr. Thilo Mannhardt. Dr. Mannhardt is Ultrapar’s President and Chief Executive Officer. He took office in January 2013. In his role, he provides strategic direction and guidance to the company and sets operational objectives and challenges to Ultrapar’s five business units. Dr. Mannhardt joined the company in April 2011 as a non-executive member of Ultrapar’s Board of Directors from which he then resigned in December 2012, to move into his current responsibility. Prior to Ultrapar, he had a long career with McKinsey & Company, Inc. – a global management consulting firm; at McKinsey, he was a Senior Partner in various geographies around the world. Dr. Mannhardt holds a master’s degree in aeronautical and aerospace engineering from Technische Universität Berlin/Germany. He – in addition – completed a degree in Business Administration; he is a PhD in Engineering.

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

André Covre. Mr. Covre joined Ultrapar in September 2003 as Corporate Planning and Investor Relations Director. Mr. Covre has been the Extrafarma’s Chief Operating Officer since July 2015. Prior, he was the Company’s Chief Financial and Investor Relations Officer since March 2007. Mr. Covre has 25 years of experience in multiple management functions, including general management strategic and corporate development, growth and turnaround ventures, corporate governance, mergers & acquisitions and capital markets. Mr. Covre was the coordinator of the Capital Markets Committee of IBGC (Brazilian Institute of Corporate Governance from 2012 to 2015). From 2008 to 2010, Mr. Covre was the Chairman and from 2010 to 2013 was Vice-Chairman of the Latin American Corporate Governance Roundtable’s Companies Circle, a group supported by the Organization for Economic Co-operation and Development – OECD, International Finance Corporation – IFC and Global Corporate Governance Forum – GCGF, aiming at developing corporate governance in Latin America. Mr. Covre began his career with Unisys Corp. in the United States, was formerly the treasurer of Pepsi Cola Engarrafadora in Brazil and a director of ABN AMRO Capital in Amsterdam, a private equity and venture capital fund. Mr. Covre holds an MBA from INSEAD, in France, and a bachelor degree in government studies from Fundação Getulio Vargas in São Paulo.

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

Pedro Jorge Filho. Mr. Jorge has been an officer of Ultrapar since April 2005. He has been with the Company since 1977 and has held a number of positions with the Company, including serving as an officer of Utingás and Director of Engineering and Marketing at Ultragaz. Mr. Jorge was also responsible for the Southeastern and Midwest regions. Mr. Jorge became Ultragaz’s Chief Operating Officer in 2003. He is an officer at Sindigás and at AIGLP (Associación Iberoamericana de Gás Licuado de Petróleo) and first vice-president at World LP Gas Association – Paris. Mr. Jorge is also the Chief Executive Officer of GLP – Qualidade Compartilhada, an LPG industry association. He earned a degree in Industrial and Chemical Engineering from Universidade Mackenzie. He also earned a certificate from the Advanced Management Program at INSEAD, in Fontainebleau, France in 1998, and from the program “HR’s – Contribution to Continuous Improvement” at Instituto IESE of Universidade de Navarra, in Barcelona, Spain in 1999.

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

B. Compensation

The purpose of our compensation policy and practices are (i) to align the interests between management and shareholders, based on the principle of sharing risks and returns, (ii) to converge individual goals to the Company’s strategy, and (iii) to recognize the contribution and retain professionals, based on market references. Following these principles, we adopted a differentiated and competitive compensation plan that includes the use of value creation metrics to establish variable compensation targets, differentiated benefits to executives and a stock ownership plan.

For the year ended December 31, 2016, the Company recognized aggregate compensation of our directors and executive officers of R$51.5 million in its financial statements, distributed as follows:

	Board of Directors	Executive Officers	Total
	(in thousands of Reais, except for the number of members)
Number of members	9.00	7.00
Annual fixed compensation	5,721.6	18,351.6	24,073.2
Salary	4,307.9	11,047.7	15,355.6
Direct and indirect benefits	1,413.7	7,303.9	8,717.6
Variable compensation	—	18,705.0	18,705.0
Short-term variable compensation	—	16,232.2	16,232.2
Long-term variable compensation	—	2,472.8	2,472.8
Post-employment benefit	—	3,336.2	3,336.2
Stock-based compensation	—	5,427.4	5,427.4

Total compensation	5,721.6	45,820.2	51,541.8

The table below shows the higher, lower and average individual compensation recognized in our financial statements for our directors and executive officers in 2016:

Body	Number of members	Highest individual compensation	Lowest individual compensation	Average individual compensation
	(in thousands of Reais, except for the number of members)
Board of Directors	9.00	1,526.4	432.0	635.7
Executive Officers	7.00	13,254.2	4,062.0	6,545.7

The main components of our management compensation plan are:

•	Fixed compensation (salary and direct and indirect benefits): a monthly amount paid with the purpose of remunerating the responsibility and complexity inherent to each position, the individual contribution and the experience of each professional.

•	Short-term variable compensation: an annual amount paid in order to align the interests of the executives with those of the Company. This amount is linked to (i) the businesses performance, which is measured through the Economic Value Added (EVA®) metric, and (ii) the achievement of annual individual goals established based on the strategic planning and focused on expansion and operational excellence projects, people development and market positioning, among others.

•	Long-term variable compensation: the purpose of this portion is to align long-term interests of executives and shareholders and to retain executives. The previous program had been effective from 2006 to 2011, with payment in 2012 after verified the achievement of the established goals. In February 2014, a similar program was established for the CEO of Ultrapar.

In addition, a portion of the aggregated compensation is represented by the amortization of the shares granted to the executive officers under the Deferred Stock Plan (defined below). See “Item 6.D. Directors, Senior Management and Employees — Employees.”

On April 27, 2001, the annual general shareholders’ meeting approved a stock-based compensation plan to members of management and employees in executive positions in the Company. On November 26, 2003, the extraordinary general shareholders’ meeting approved certain amendments to the original plan of 2001 (the “Deferred Stock Plan”). In the Deferred Stock Plan, certain members of management of the Company have the voting and economic rights of shares and the ownership of these shares is retained by our subsidiaries. The Deferred Stock Plan provides for the transfer of the ownership of the shares to those eligible members of management after five to ten years from the initial concession of the rights subject to uninterrupted employment of the participant during the period. The total number of shares to be used for the Deferred Stock Plan is subject to the availability in treasury of such shares. It is incumbent on Ultrapar’s Board of Directors to select the members of management eligible for the plan and propose the number of shares in each case for approval by the Board of Directors. On December 31, 2016, the amount granted to the Company’s executives, including tax charges, totaled R$120.3 million. This amount is amortized over the vesting period of the Deferred Stock Plan, between five and seven years from the grant date. The amortization in 2016 in the amount of R$18.4 million was recognized as a general and administrative expense. The fair value of the awards were determined on the grant date based on the market value of the shares on the BM&FBOVESPA.

The chart below sets forth a historical summary of the shares provided to the members of our board of Executive Officers as of December 31, 2016:

Body	Statutory Officers
Total number of members	6.00
Number of compensated members	6.00
Granting date	18- Dec-03	04- Oct-04	14- Dec-05	09- Nov-06	12- Dec-07	08- Oct-08	16- Dec-09	10- Nov-10	07- Nov-12	03- Feb-14	05- Mar-14	10- Dec-14
Number of shares granted(1)	239,200	94,300	20,000	133,600	100,000	496,000	40,000	140,000	70,000	150,000	138,400	100,000
					1/3 in Nov-12	1/3 in Sep-13	1/3 in Nov-14	1/3 in Oct-15	1/3 in Oct-17	1/3 in Jan-18	1/3 in Mar-19	1/3 in Dec-19
Period for the share effective ownership to be transferred	Nov-13	Sep-14	Nov-15	Oct-16	1/3 in Nov-13	1/3 in Sep-14	1/3 in Nov-15	1/3 in Oct-16	1/3 in Oct-18	1/3 in Jan-19	1/3 in Mar-20	1/3 in Dec-20
					1/3 in Nov-14	1/3 in Sep-15	1/3 in Nov-16	1/3 in Oct-17	1/3 in Oct-19	1/3 in Jan-20	1/3 in Mar-21	1/3 in Dec-21
Price assigned to the shares granted (R$/share)(2)	7.58	10.2	8.21	11.62	16.17	9.99	20.75	26.78	42.90	55.36	52.15	50.64

(1)	Includes shares granted from 2004 to 2008 to certain officers who were not statutory officers at the granting date.
(2)	The number and the price of shares granted were adjusted to reflect the stock split of the shares issued by the Company at a ratio of 1 existing share to 4 shares approved by extraordinary general meeting on February 10, 2011.

For more information on our Deferred Stock Plan, please see Note 8(c) to our financial statements.

C.	Board Practices

We are managed by our Board of Directors (Conselho de Administração) and by our Executive Officers (Diretoria). As of December 31, 2016, our Board of Directors elected at the annual general shareholders’ meeting held on April 15, 2015, consisted of nine members, six of whom are independent, according to the Brazilian rules, non-executive members (including one appointed by former minority preferred shareholders). Two members of the Board were executive officers until December 2006 and one member was an executive officer until December 2012. On April 19, 2017, the members of our Board of Directors were reelected for a two-year term. Our Board of Directors must meet regularly every three months and extraordinarily whenever called by its chairman or by any two directors. During 2016, fourteen board meetings were held. Each meeting of the Board of Directors requires that a majority of the directors be present, including the chairman or the vice-chairman, before the meeting may commence. The vote of a majority of the members present is required for approval of a resolution by the Board of Directors. In case of a tie, the chairman, or in the chairman’s absence, the vice chairman, will provide the casting vote. The chairman of our Board of Directors has the power to call a special meeting of the Board of Directors as circumstances may require; provided, however, that two-thirds of board members are present in order to convene such special meeting. Among other responsibilities, the Board of Directors is responsible for (i) our general guidelines, (ii) electing and removing our executive officers, supervising their management and fixing their compensation, (iii) deliberating on the issuance of new shares, within the limits of our authorized capital, (iv) authorizing the distributions of dividends and interest on shareholders’ equity, (v) approving transactions with value exceeding three percent of our shareholders’ equity, (vi) approving our dissolution or merger and (vii) the appointment of independent registered public accounting firm, among other responsibilities. Pursuant to Brazilian law, each member of the Board of Directors must be elected by the holders of our shares at the general shareholders’ meeting.

Members of the Board of Directors are elected for a period of two years and may be reelected.

Our bylaws require that at least thirty percent of the members of our Board of Directors be independent directors, in accordance with independence requirements of the Novo Mercado segment regulation. In addition, our bylaws set forth that the election of the members of the Board of Directors must be made through the nomination of a slate of candidates, unless cumulative voting is requested. Only the following slates of candidates will be eligible; (i) those nominated by the Board of Directors; or (ii) those nominated by any shareholder or group of shareholders. See “Item 4.A. Information on the Company — History and Development of the Company – New corporate governance structure” and “Exhibit 1.1. — Bylaws of Ultrapar, dated as of April 19, 2017”.

When electing members to the Board of Directors, shareholders will be entitled to request, as required by law and our bylaws, the adoption of a cumulative voting process, provided that they do so within, at least, forty-eight hours in advance of the shareholders’ meeting. The minimum percentage of capital necessary for requesting the cumulative voting process is 5% of the shares. In the event the election has been conducted by cumulative voting, the removal of any member of the Board of Directors by the shareholders’ meeting shall entail the removal of the other members, giving rise to a new election. See “Exhibit 1.1. — Bylaws of Ultrapar, dated as of April 19, 2017”.

Executive Officers

As of December 31, 2016, our Board of Executive Officers was comprised of a minimum of four and a maximum of eight members, including our Chief Executive Officer.

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

As set forth in our bylaws approved on June 28, 2011, our Fiscal Council, composed of 3 members, acts on a non-permanent basis and its current members will remain in office until the annual general shareholders’ meeting that will be held in 2018. In addition, our bylaws provide for an audit committee as an ancillary body of the Board of Directors. In the event the Fiscal Council is installed in accordance with Brazilian Corporate Law, the Fiscal Council will operate as the audit committee during that mandate, exercising all the duties and in accordance with the requirements set forth in our bylaws, including with respect to its members. The audit committee will not operate in any fiscal year when a Fiscal Council is installed. See “Exhibit 1.1. —Bylaws of Ultrapar, dated as of April 19, 2017”. We currently have a Fiscal Council installed.

Currently, our Fiscal Council acts as an audit committee pursuant to the requirements of the Sarbanes-Oxley Act. Under Rule 10A-3(c)(3) of the Exchange Act, non-U.S. issuers, including us, are exempt from the audit committee requirements of Section 303A of the NYSE Listed Company Manual if they establish, according to their local law or regulations, another body that acts as an audit committee.

The Fiscal Council is a separate corporate body independent of our management and our external independent registered public accounting firm. According to the Brazilian Corporate Law, the Fiscal Council must meet at least four times per year. Since its establishment, in July 2005, our Fiscal Council has been meeting on a regular basis, and in 2016, they held thirteen meetings. Our Fiscal Council is responsible for reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with applicable accounting, internal control and auditing requirements and in compliance with the provisions of Brazilian Corporate Law; the forms of the CVM and requirements for listing on BM&FBOVESPA; the rules of the SEC and the requirements for listing on NYSE. Our Fiscal Council also (1) makes recommendations to our Board of Directors regarding the appointment, retention and oversight of our independent registered public accounting firm, (2) discusses matters related to interim and annual financial statements with the management of the Company and the independent registered public accounting firm, (3) reviews and evaluates the performance of internal auditing and (4) discusses matters related to effectiveness of the internal controls of the Company with management and independent registered public accounting firm. With the support of our Fiscal Council, the Company improved procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. Our Fiscal Council may hire outside advisors to assist it with matters related to the course of their duties, and such expenses are covered by us. The members of our Fiscal Council are elected by our shareholders at the annual general shareholders’ meeting for one-year terms and are eligible for reelection. The terms of the members of our Fiscal Council expire at the next annual general shareholders’ meeting to be held in 2018. Under Brazilian Corporate Law, individuals who are members of our Board of Directors or our Board of Executive Officers or are employees or spouses or relatives of any member of our management are not eligible to serve on the Fiscal Council. To be eligible to serve on our Fiscal Council, a person must be a resident of Brazil and either a university graduate or has been a Company officer or Fiscal Council member of another Brazilian company for at least three years prior to election to our Fiscal Council.

On June 28, 2011, the extraordinary shareholders’ meeting approved the modification of the number of Fiscal Council members from five to three members. See “Item 4.A. Information on the Company — History and Development of the Company — New corporate governance structure” and “Exhibit 1.1. — Bylaws of Ultrapar, dated as of April 19, 2017”.

On April 19, 2017, the annual general shareholders’ meeting approved compensation for Fiscal Council members of R$17,110 per month for each effective (non-alternate) member, except for the president of the Fiscal Council, whose compensation was set at R$18,500 per month.

As of December 31, 2016, our Fiscal Council consisted of three members and their respective alternate members, set forth on the following table:

Name	First Year of Appointment
Flavio César Maia Luz	2005
Márcio Augustus Ribeiro (alternate)	2007
Mario Probst	2005
Paulo Cesar Pascotini (alternate)	2014
Nilson Martiniano Moreira	2016
Pedro Ozires Predeus (alternate)	2005

On April 19, 2017, at the annual general shareholders’ meeting, the Fiscal Council members Flavio César Maia Luz (president) and Nilson Martiniano Moreira were reelected, as well as Márcio Augustus Ribeiro, Pedro Ozires Predeus and Paulo Cesar Pascontini as alternates of Mr. Luz, Mr. Moreira and Mr. Toffanello, respectively, the latter elected in replacement of Mr. Probst. Summarized below is information regarding the business experience, areas of experience and principal outside business interests of the current members of our Fiscal Council.

Flavio César Maia Luz. Mr. Luz has been our Fiscal Council president since 2005. Mr. Luz is a partner-officer at Doing Business Consultoria Empresarial Ltda, a business and corporate finance Company. He is also a member of the Fiscal Council at CTEEP S.A. and Itaúsa S.A. and a member of the Board of Directors of Ser Educacional S.A. and of Marcopolo S.A. Mr. Luz was corporate and finance vice-president of Cofra Latin America Ltda. – C&A Group from 2001 to 2010 and was Chief Executive Officer of Banco Ibi – C&A Group in 2009. From 1999 to 2001, Mr. Luz served as executive director and vice-president of the Board of Directors at Eletropaulo and as a member of the Board of Directors at Light S.A. From 1976 to 1998, Mr. Luz worked at Duratex, where he occupied the executive vice-president position from 1993 to 1998. Mr. Luz received a degree in civil engineering from Escola Politécnica da Universidade de São Paulo and a post-graduate degree in business administration from Escola de Administração de Empresas de São Paulo da Fundação Getulio Vargas. He also holds certificates of continuing education programs in Finance, Marketing and Mergers & Acquisitions, from Harvard Business School, Stanford University and Wharton Business School, respectively.

Geraldo Toffanello. Mr. Toffanello has been a member of our Fiscal Council since April 19, 2017. Mr. Toffanello is a member of the Fiscal Council of Gerdau S.A. and Metalúrgica Gerdau S.A. From 1998 to 2012, he worked as an accounting director of Gerdau S.A. He was a member of Fiscal Council of Dimed S.A. Distribuidora de Medicamentos and a member of the Board of Director of Puras FO from 2013 to 2015. Mr. Toffanello served as a member of the audit and accounting standards committee of ABRASCA – Associação Brasileira de Companhias Abertas (Brazilian Publicly Traded Companies Association) from 1995 and 2012 and a member of the council board of IFRS. He also is the founder of Luzes do Mundo Ltda. Mr. Toffanello received a degree in accounting from Faculdade Porto-Alegrense de Ciências Contábeis e Administrativas and a postgraduate degree in accounting from Universidade Federal do Rio Grande do Sul.

Nilson Martiniano Moreira. Mr. Moreira joined the Company in April 2016 as a member of Fiscal Council. He has been an officer of Banco do Brasil S.A. since 2006 and a member of the Fiscal Council of Alelo – Companhia Brasileira de Soluções e Serviços S.A. since 2014. Mr. Moreira was also a member of the Fiscal Council of Neoenergia from 2010 to 2014, a member of the Fiscal Council of Companhia Brasileira de Soluções e Serviços from 2013 to 2016 and a member of Board of Directors of BB Tecnologia e Serviços in 2014. He holds a bachelor degree in Economics from PUC –Pontificia Universidade Católica de Minas Gerais and an MBA from IBMEC –Instituto Brasileiro de Mercado de Capitais.

Corporate Governance

We are incorporated under the laws of Brazil and we are subject to Brazilian laws related to corporate governance. Under Brazilian Corporate Law, there are no legal requirements with respect to corporate governance regarding (i) the independence of our Board of Directors, (ii) meetings of non-management directors, (iii) the mandatory establishment and composition of certain board committees or (iv) the adoption and disclosure of corporate governance guidelines or codes of business conduct and ethics. As a non-U.S. issuer, we are exempt from adopting certain NYSE corporate governance requirements. However, we aim to ensure that best practices, recommendations and standards of corporate governance are employed in our functioning and operations. As of December 31, 2016, we had adopted corporate governance practices, such as the requirement that at least 30% of the members of the Board of Directors be independent, the implementation of a code of ethics for Ultra S.A., senior officers and all employees, and the implementation of the compensation and audit committees. According to our bylaws, the Fiscal Council will act on a non-permanent basis and will be installed when requested by our shareholders as set forth in Brazilian Corporate Law. We currently have a Fiscal Council installed. The audit committee will not operate in any fiscal year when a Fiscal Council is installed. See “Fiscal Council and Audit Committee Exemption” and “Description of the Audit Committee”.

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

Our bylaws have provisions that exceed the listing requirements of Novo Mercado. For example, according to the rules of Novo Mercado the minimum percentage of independent members of the Board of Directors is set at 20%, while a minimum of 30% is required in our bylaws. Our bylaws also establish (i) a mandatory tender offer to 100% of the Company’s shareholders in the event a shareholder, or a group of shareholders acting in concert, acquire or become holders of 20% of the Company’s shares, excluding treasury shares, and (ii) creation of audit and people and organization committees, as ancillary bodies of the Board of Directors. Our bylaws do not establish any limitation on voting rights, special treatment to current shareholders, public tender offers for a price above that of the acquisition price of shares or any other poison pill provisions, thus assuring the effectiveness of a majority shareholders’ approval on all matters to be deliberated. See “Item 4.A. History and Development of the Company – New corporate governance structure” and “Exhibit 1.1. — Bylaws of Ultrapar, dated as of April 19, 2017.”

Description of the Audit Committee

Our bylaws establish the audit committee as an ancillary body of the Board of Directors. The audit committee shall be comprised of three independent members, of whom at least two shall be external members, all elected by the Board of Directors for a one-year term of office, with reelection being permitted for successive terms. The external members of the audit committee shall not be a member of the Board of Directors of the Company or of its controlled companies and shall have knowledge or experience in auditing, controls, accounting, taxation or rules applicable to publicly-held companies, in so far as they refer to the adequate preparation of their financial statements. The audit committee shall (a) propose to the Board of Directors the nomination of the independent registered public accounting firm as well as their replacement; (b) review the management report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors; (c) review the quarterly financial information and the periodic financial statements prepared by the Company; (d) assess the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures; (e) provide its opinion, upon request of the Board of Directors, with respect to the proposals of the management bodies, to be submitted to the shareholders’ meetings, relating to changes to the capital stock, issuance of debentures or warrants, capital budgets, dividend distribution, transformation, merger, amalgamation or spin-off; and (f) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant. As determined in our bylaws, in the event the Fiscal Council is installed as set forth in Brazilian Corporate Law, the Fiscal Council shall operate as the audit committee exercising all the duties provided for in our bylaws. The audit committee will not operate in any fiscal year when a Fiscal Council is installed. As set forth by our bylaws, our Fiscal Council will act on a non-permanent basis and its current members will remain in office until the annual general shareholders’ meeting that will be held in 2018. See “Item 4.A. History and Development of the Company – New corporate governance structure” and “Exhibit 1.1. — Bylaws of Ultrapar, dated as of April 19, 2017.”

Description of the People and Organization Committee

Our bylaws establish the people and organization committee as an ancillary body of the Board of Directors. The people and organization committee shall (a) pursuant to the proposal received from the Chief Executive Officer, propose to the Board of Directors and periodically revise the parameters and guidelines of a remuneration and benefits framework to directors, executive officers and senior employees of the Company and subsidiaries, and members of the committees and other governing bodies assisting the Board of Directors, (b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the shareholders’ meeting; (c) ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers; and (d) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans. As approved by the Annual and Extraordinary General Shareholders’ Meeting held on April 19, 2017, the denomination of such committee was modified from compensation committee to people and organization committee. In addition, the composition of such committee was modified from three members of the Board of Directors, two of which shall be independent directors to four members, two of which shall be independent directors, and the others may be directors or not. See “Item 4.A. History and Development of the Company – New corporate governance structure” and “Exhibit 1.1. — Bylaws of Ultrapar, dated as of April 19, 2017.”

As set forth in our bylaws, the people and organization committee was installed by the Board of Directors at the meeting held on November 9, 2011. As of December 31, 2016, Mr. Alexandre Gonçalves Silva, Mr. Nildemar Secches and Mr. Pedro Wongtschowski were members of the people and organization committee appoint by the Board of Directors at the meeting held on May 6, 2015. The Board of Directors will appoint the new members of the people and organization committee in a meeting to be held on May 10, 2017, which is organized as established in the Bylaws, approved on April 19, 2017. See “Exhibit 1.1. — Bylaws of Ultrapar, dated as of April 19, 2017.”

Termination Agreements

Not applicable.

D.	Employees

As of December 31, 2016, we had 15,173 employees. The following table sets forth our number of employees per line of business at the dates indicated:

	As of December 31,
	Number of employees
	2016	2015	2014
Ultragaz	3,610	3,603	3,636
Ipiranga	2,903	2,864	2,769
Oxiteno	1,903	1,806	1,809
Ultracargo	645	596	613
Extrafarma	5,670	5,269	4,711
Others(1)	442	459	440

Ultrapar	15,173	14,597	13,978

(1)	Includes corporate center personnel.

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

In February 2001, our Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by Ultrapar and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev —Associação de Previdência Complementar, since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s base salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective contribution (including accumulated funds) in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective contribution (including accumulated funds) over a period of 5 to 25 years. The sponsoring company does not guarantee the amounts or the duration of the benefits received by each employee that retires. The total number of participating employees as of December 31, 2016 was 9,199.

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

As of December 31, 2016, following the Extrafarma Transaction and the shares issued to the former Extrafarma shareholders in connection therewith, Ultrapar’s capital stock was composed of 556,405,096 common voting shares.

The table below sets forth the number of our common shares beneficially owned by each of our directors and executive officers as of December 31, 2016, including through their participation in Ultra S.A., and does not reflect changes to our capital stock subsequent to such date:

	Total
	Shares	%
Board of Directors
Paulo Guilherme Aguiar Cunha(1)	15,730,616	2.8%
Lucio de Castro Andrade Filho(1)	5,568,164	1.0%
Pedro Wongtschowski(1)	2,368,987	0.4%
Alexandre Gonçalves Silva	—	0.0%
Carlos Tadeu da Costa Fraga	—	0.0%
Jorge Marques de Toledo Camargo	—	0.0%
José Maurício Pereira Coelho	—	0.0%
Nildemar Secches(2)	168,068	0.0%
Olavo Egydio Monteiro de Carvalho	4	0.0%
Executive officers
Thilo Mannhardt(3)	150,001	0.0%
André Pires de Oliveira Dias	—	0.0%
André Covre(3)	401,600	0.1%
João Benjamin Parolin(3)	232,000	0.0%
Leocadio de Almeida Antunes Filho(3)	300,000	0.1%
Pedro Jorge Filho(3)	339,900	0.1%
Ricardo Isaac Catran(3)	149,650	0.0%

Board of Directors and executive officers	25,408,990	4.6%

Total	556,405,096

(1)	Individuals who beneficially own shares primarily through their participation in the holding company Ultra S.A. See “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders.”
(2)	Individual who owns shares through an exclusive fund.
(3)	Executives who were granted shares through the Deferred Stock Plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The table below shows the capital stock of Ultrapar as of December 31, 2016:

	Total
	Shares	%
Shareholders
Ultra S.A. Participações	119,760,601	22%
Aberdeen Asset Management PLC(1)	43,655,602	8%
Parth do Brasil Participações(2)	42,833,956	8%
Others	350,154,937	63%

Total	556,405,096	100%

(1)	Fund managers headquartered in the United Kingdom (according to relevant shareholder position notice disclosed by the respective funds).
(2)	Parth do Brasil Participações Ltda. is controlled by Daisy Igel’s family. In November 2015, it was renamed from Parth Investments Company to Parth do Brasil Participações Ltda.

Ownership and Capital Structure of Ultra S.A. Participações

As of December 31, 2016, Ultra S.A. owned 22% of Ultrapar’s voting shares. As of December 31, 2016, the capital stock of Ultra S.A. was beneficially owned as follows:

	Common		Preferred		Total
	Shares	%	Shares	%	Shares	%
Shareholders
Ana Maria Levy Villela Igel	9,764,689	17%	12,395,100	52%	22,159,789	27%
Fabio Igel	7,518,770	13%	1,768,275	7%	9,287,045	11%
Marcia Igel Joppert	6,201,602	11%	1,031,494	4%	7,233,096	9%
Joyce Igel de Castro Andrade	5,916,246	10%	1,262,989	5%	7,179,235	9%
Rogério Igel	3,634,187	6%	130,519	1%	3,764,706	5%
Christy Participações Ltda	4,049,199	7%	4,990,444	21%	9,039,643	11%
Others	4,140,702	7%	2,364,065	10%	6,504,767	8%

Total Shareholders	41,225,395	72%	23,942,886	100%	65,168,281	80%

	Common		Preferred		Total
	Shares	%	Shares	%	Shares	%
Directors and officers
Paulo Guilherme Aguiar de Cunha	10,654,109	19%	—	0%	10,654,109	13%
Lucio de Castro Andrade Filho	3,775,470	7%	—	0%	3,775,470	5%
Pedro Wongtschowski	1,606,301	3%	—	0%	1,606,301	2%

Total Directors and Officers	16,035,880	28%	—	0%	16,035,880	20%

Total	57,261,275	100%	23,942,886	100%	81,204,161	100%

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

As of December 31, 2016, Ultrapar is responsible for guarantees and securities provided to subsidiaries in the amount of R$7,069.5 million. This disclosure of related party transactions is provided for purposes of the rules governing Annual Reports on Form 20-F and is not meant to suggest that these matters would be considered related party transactions under IFRS.

Utingás’ bylaws provide for each of its shareholders to use a proportion of Utingás’ total storage capacity equal to such shareholder’s proportionate ownership of Utingás. Accordingly, Ultragaz is entitled to use 4.2 thousand tons of LPG storage capacity at Utingás’ facilities, reflecting Ultragaz’s 57% ownership in Utingás. The amount of payments made by Ultragaz to Utingás in 2016 with respect to the use of storage capacity at Utingás’ facilities totaled R$9.6 million.

See Note 8.a) to our consolidated financial statements for a detailed breakdown of related party transactions as of December 31, 2016.

C.	Interests of Expert and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

For our consolidated financial statements and notes thereto see “Item 18. Financial Statements.”

Dividends and Distribution Policy

Dividend policy

The bylaws of a Brazilian company may establish a minimum percentage of the profit that must be paid to shareholders as mandatory dividends. The amounts due as dividends may be paid as interest on net equity. Our bylaws provides for a mandatory distribution equal to 50% of the “net profit” (as defined below).

Brazilian Corporate Law defines the “net profit” as the results of the relevant fiscal year, reduced by accumulated losses of prior fiscal years, provisions for income tax and social contribution on the net profit for such fiscal year, and amounts allocated to employees’ and management’s participation on the results in such fiscal year.

Under Brazilian Corporate Law, the net profit may be reduced or increased by the following:

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

We declare and pay dividends and/or interest on capital, pursuant to Brazilian Corporate Law and our bylaws. Our Board of Directors may approve the distribution of dividends and/or interest on capital, calculated based on our annual or semiannual financial statements or on financial statements relating to shorter periods. The amount of any distributions will depend on a series of factors, such as our financial condition, prospects, macroeconomic conditions, tariff adjustments, regulatory changes, growth strategies and other issues our Board of Directors and our shareholders may consider relevant.

The amount of retention of profits and investments reserve are free of distribution restrictions and totaled R$3.9 billion as of December 31, 2016 (R$3.3 billion as of December 31, 2015). In compliance with Article 199 of the Brazilian Corporate Law, the shareholders’ meeting shall deliberate the excess of the profit reserves in relation to share capital.

For 2016 and 2015, we declared dividends to our shareholders in the amounts of R$907 million and R$871 million, respectively, corresponding to 58% of our reported net income for each year.

We usually pay dividends twice a year – interim dividends are paid after the reporting of the second quarter financial statements and the remaining is paid after the reporting of the annual financial statements.

The following table sets forth the dividends per share distributed by us with respect to our capital stock in the past five years.

Dividend history

Year’s results	Common shares
	(in Reais per share)	(in US$ per share)(1)
2012	1.17	0.60
2013	1.37	0.58
2014	1.42	0.53
2015	1.60	0.44
2016	1.67	0.52

(1)	The amounts in Reais have been converted into dollars using the exchange rates at each respective payment date.

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

Legal proceedings

Provisions for tax, civil and labor risks. We are party to administrative proceedings and lawsuits in relation to tax, civil, environmental, regulatory and labor matters, that are incidental to the normal course of our business, and whenever applicable, the Company maintains escrow deposits. The provisions for the losses related to those suits are based on the assessment of the legal departments of the Company and its subsidiaries and also of its external legal advisors.

The following chart summarizes our provisions by kind as of December 31, 2016 and December 31, 2015:

Provisions	2015	Additions	Write- downs	Updates	2016
	(in millions of Reais)
Income taxes and contribution on net profit	439.9	—	(1.6)	35.2	473.5
PIS and COFINS	135.8	0.4	(5.2)	10.1	141.1
ICMS	16.6	6.3	(8.2)	2.4	17.1
Social Security	11.5	0.8	(0.4)	1.1	13.0
Civil, Environmental and Regulatory	60.3	27.9	(19.0)	0.1	69.3
Labor	65.4	18.9	(21.7)	2.6	65.2
Others	0.5	0.0	—	0.0	0.5

Total	730.0	54.5	(56.2)	51.5	779.8

Some of the provisions above involve, in whole or in part, escrow deposits., as Balances of escrow deposits are as follows:

	2016	2015
Tax	643.4	597.9
Labor	70.4	77.3
Civil and others	65.0	65.7

Total – current asset	778.8	740.8

Social Security and tax provisions. On October 7, 2005, our subsidiaries Cia. Ultragaz and Bahiana filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the Brazilian Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits which amounted to R$457.9 million as of December 31, 2016 (R$422.7 million as of December 31, 2015). On July 18, 2014, a second instance unfavorable decision was published and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. In seeking to appeal the court decision, the subsidiaries presented a writ of prevention which was dismissed on December 30, 2014, and the Company appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts (STJ and STF) whose trials are pending.

Our subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia. Ultragaz, Tequimar, Tropical Transportes Ipiranga Ltda., EMCA, IPP and Extrafarma filed for a preliminary injunction seeking the deduction of ICMS from their PIS and COFINS tax bases. Oxiteno Nordeste and IPP paid the challenged amounts into escrow deposits, and recognized a corresponding provision in the amount of R$107.7million as of December 31, 2016 (R$99.9 million as of December 31, 2015).

Civil, environmental and regulatory provisions. Ultrapar and certain subsidiaries are engaged in lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former suppliers, as well as proceedings related to environmental issues. The company and its subsidiaries maintained total provisions of R$69.3 million as of December 31, 2016 (R$60.3 million as of December 31, 2015) for such lawsuits and administrative proceedings.

Labor provisions. The Company and its subsidiaries maintain provisions of R$65.2 million as of December 31, 2016 (R$65.4 million as of December 31, 2015) for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights.

Contingent liabilities. The Company and its subsidiaries are parties to various tax, civil, environmental, regulatory and labor proceedings for which the risk of loss has been classified as either “possible” or “remote” by the Company’s in-house legal department and its external advisors. Based on this assessment, the Company does not record provisions in its financial statements for such lawsuits with either a possible or remote risk of loss, pursuant to applicable accounting standards. The total amount involved in cases for which the risk of loss was classified as possible was R$2.25 billion as of December 31, 2016 (R$2.07 billion as of December 31, 2015).

Tax and social security contingent liabilities. The Company and its subsidiaries have tax and social security contingent liabilities of R$1.52 billion as of December 31, 2016 (R$1.26 billion as of December 31, 2015), as further described below.

Our subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The amount of this contingency is R$169.9 million as of December 31, 2016 (R$154.8 million as of December 31, 2015).

Our subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved as of December 31, 2016 in these proceedings, was R$626.4 million (R$509.6 million as of December 31, 2015). Such proceedings arise mostly due to (i) the disregard of ICMS credits amounting to R$283.4 million (R$294.5 million as of December 31, 2015), of which R$113.9 million (R$119.7 million as of December 31, 2015) refer to proportional reversal requirement of ICMS credits related to the acquisition of hydrated alcohol; (ii) the alleged nonpayment in the amount of R$108.8 million (R$105.1 million as of December 31, 2015); (iii) inventory differences in the amount of R$147.0 million (R$103.4 million as of December 31, 2015) related to the leftovers or faults due to temperature changes or product handling; (iv) noncompliance with ancillary obligations in the amount of R$17.6 million (R$6.7 million as of December 31, 2015).

The Company and its subsidiaries are parties to administrative and judicial suits involving income tax, social security contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total amount is R$450.1 million as of December 31, 2016 (R$308.4 million as of December 31, 2015).

Civil, environmental and regulatory contingent liabilities. The Company and its subsidiaries have civil, environmental and regulatory contingent liabilities in the total amount of R$480.1 million as of December 31, 2016 (R$583.0 million as of December 31, 2015), as further described below.

Our subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE based on alleged anti-competitive practices in the State of Minas Gerais in 2001. CADE rendered a decision against Ultragaz and imposed a penalty of R$31.3 million. This decision was suspended by a judicial court order and its merit is being judicially reviewed.

In the third quarter of 2016, subsidiary Cia. Ultragaz became a party to two administrative proceedings, one of them along with subsidiary Bahiana, established by CADE, based on allegations of anticompetitive practices in the State of Paraíba and in the Federal District. The subsidiaries’ management, supported by its external legal counsel, are evaluating the facts and evidence and intend to submit the defense in 2017. According to Law 12,529/11 (“Competition Law”), the penalty for infraction of the economic order may vary from 0.1% to 20% of the value of gross sales of the company, group or conglomerate obtained in the last fiscal year prior to the commencement of the administrative proceeding, in the branch of business activity in which the infraction occurred, which will never be less than the advantage obtained, when its estimation will be possible. As of December 31, 2016, no penalty was imposed as result of these administrative proceedings. Based on the above and supported by the opinion of the external legal counsel, which classifies the likelihood of loss as “possible”, the management did not recognize a provision for these contingencies as of December 31, 2016. If it is concluded that the subsidiaries have engaged in anticompetitive activities or behavior, penalties and/or criminal sanctions may be applied against the subsidiaries and/or certain executives, directors or employees.

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

As a result of a fire that occurred on April 2, 2015, the Environmental Agency of the State of São Paulo (“CETESB”) imposed a fine of R$22.5 million due to the environmental and urban impacts allegedly caused by the incident. Tequimar filed with CETESB its refutation defense under the first administrative jurisdiction, in which, among other things, it claimed the inapplicability of federal legislation due to the existence of state legislation that not only regulates the issue but also may cause a reduction of the amount of the fine imposed. The allegedly unlawful conduct by Tequimar was also denied. In March 2016, a decision at the administrative level denied the Company’s appeal against the fine applied by CETESB. The decision set forth a 30% discount in the case of an immediate payment of the fine. In this scenario, the subsidiary’s management, supported by its legal counsel, decided to pay the fine in the amount of R$16.0 million on March 16, 2016.

In addition, on November 29, 2016, a technical opinion was issued by the Operational Support Center for Execution (Centro de Apoio Operacional à Execução — CAEX), an agency linked to the São Paulo State Public Prosecutor’s Office (“MPE”) presenting a proposal for calculation of indemnity for the alleged environmental damages resulting from the fire. This technical opinion is non-binding, with no condemnatory or sanctioning nature, and will still be analyzed by the authorities and parties. The subsidiary disagrees with the methodology and assumptions adopted in the proposal and is under negotiation of a settlement with the MPE, and there is, so far, no lawsuit filed on the matter. The subsidiary is negotiating an agreement with the MPE and the Brazilian Federal Public Prosecutor’s Officer (“MPF”), despite of the ongoing investigations there is no lawsuit filed on the matter. The negotiations relate to in natura repair of the any damages. In case of satisfactory conclusion of the negotiations with the MPE and MPF, the payments related to the project costs may affect the Company’s future financial statements.

Labor contingent liabilities. The Company and its subsidiaries have labor contingent liabilities in the total amount of R$252.9 million as of December 31, 2016 (R$225.2 million as of December 31, 2015), as further described below.

In 1990, the Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno Nordeste and EMCA, companies located in the Camaçari Petrochemical Complex, are members, filed separate lawsuits against the subsidiaries demanding the compliance with the fourth section of the collective labor agreement, which provided for a salary adjustment in lieu of the salary policies practiced. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica, requiring the recognition of the loss of effectiveness of such fourth section. The decisions rendered on the individual claims which were favorable to the subsidiaries Oxiteno Nordeste and EMCA are final and unappealable. The collective labor dispute remains pending trial by STF. In 2010, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica and reported the fact in the collective labor dispute. In October 2015, Sindiquímica filed enforcement lawsuits against all Camaçari Petrochemical Complex companies that have not yet reached settlements, including Oxiteno Nordeste and EMCA.

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

Association of Extrafarma. The merger of shares (incorporação de ações), of Extrafarma with Ultrapar, pursuant to which Ultrapar acquired all of the shares of Extrafarma and Extrafarma became our wholly-owned subsidiary, was duly submitted to the antitrust authorities on October 11, 2013. On October 25, 2013, CADE approved the transaction, which closed on January 31, 2014.

Acquisition of Certain Assets of Servgás. The acquisition of certain assets of Servgás Distribuidora de Gás S.A. by Cia. Ultragaz S.A. was duly submitted to the antitrust authorities on October 22, 2015. On November 19, 2015, CADE approved the transaction, which closed on December 5, 2015.

Acquisition of Alesat Combustíveis S.A. The acquisition of 100% of Ale and the assets integrating its operation by Ipiranga was duly submitted to the antitrust authorities on September 19, 2016. On February 1, 2017, the General Superintendence issued a non-binding opinion objecting to the transaction. The case is currently under CADE’s Court of appeal analysis.

Joint Venture between Ipiranga and Chevron Brasil Lubrificantes Ltda. The joint venture between Ipiranga and Chevron Lub to create a new company in the lubricants business in Brazil was duly submitted to the antitrust authorities on December 13, 2016. On February 9, 2017, the General Superintendence of CADE issued an opinion for the approval of the transaction without any restriction. On March 2, 2017, CADE issued a certificate attesting to the approval that was published on February 10, 2017.

Acquisition of Liquigás Distribuidora S.A. The acquisition of 100% of Liquigás by Cia. Ultragaz S.A. was submitted to the antitrust authorities on April 7, 2017.

As of December 31, 2016, CADE approvals, which are important trigger events, have not occurred. Therefore, such transactions have not been considered as business combinations yet; as a result, such companies are not included in the 2016 consolidated financial statements.

B.	Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on NYSE, in U.S. dollars, and the shares on the São Paulo Stock Exchange, in Reais:

	New York Stock Exchange			São Paulo Stock Exchange
	High	Low	Volume(1)	High	Low	Volume(1)
	(in US$ per ADS)			(in Reais per share)(2)
Year ended
December 31, 2012	24.02	17.75	496,314	49.00	32.01	812,998
December 31, 2013	27.73	21.39	339,862	60.20	45.28	972,171
December 31, 2014	26.18	17.80	393,511	58.40	48.30	1,270,075
December 31, 2015	24.50	15.25	554,041	73.85	49.00	1,576,482
December 31, 2016	24.48	13.14	594,273	79.05	54.35	1,356,563
Year ended December 31, 2015
First quarter	20.88	17.80	449,955	64.83	49.00	1,684,418
Second quarter	24.50	20.74	441,078	73.85	65.70	1,503,695
Third quarter	21.70	15.54	657,291	70.89	59.71	1,485,663
Fourth quarter	18.81	15.25	661,194	69.89	60.45	1,637,622
Year ended December 31, 2016
First quarter	19.62	13.14	580,529	71.00	54.35	1,563,085
Second quarter	22.01	18.75	532,337	73.71	65.95	1,305,471
Third quarter	24.48	20.62	617,573	79.05	69.05	1,188,995
Fourth quarter	23.23	19.14	646,830	73.40	65.19	1,384,751
Month ended
November 30, 2016	21.98	19.14	766,189	71.15	65.40	1,570,035
December 31, 2016	20.84	19.35	684,422	68.45	65.19	1,251,776
January 31, 2017	21.50	20.37	481,912	69.00	65.65	995,462
February 29, 2017	22.49	20.60	450,608	68.81	64.55	1,218,217
March 31, 2017	23.15	20.14	600,751	72.50	63.78	1,475,939
April 30, 2017 (through April 20)	23.07	22.17	469,952	71.94	70.07	1,080,962

(1)	Average daily — number of shares.
(2)	Common shares, with respect to any period on or after the Conversion, which was concluded on August 17, 2011, or preferred shares, with respect to any period prior to the Conversion. See “Item 4.A. Information on the Company — History and Development of the Company.”

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

Description of Capital Stock

As of December 31, 2016, our subscribed and paid-in capital stock consisted of 556,405,096 common shares, all of which have equal voting and equity rights, with no par value.

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

2014 Ultra S.A. Shareholders’ Agreement

Ultra S.A.’s shareholders executed, on February 24, 2014, a new shareholders’ agreement which became effective as of that date and replaced the Ultra S.A. shareholders’ agreement executed in April 2011. The Ultra S.A. shareholders agreement’s main terms are substantially related to (i) the decision process of Ultra S.A.’s vote at Ultrapar’s shareholders meetings and (ii) procedures to exchange shares in Ultra S.A. into shares of Ultrapar. The terms and conditions of the new shareholders’ agreement are substantially the same as the previous shareholder’s agreement among the same parties effective since 2011, except, mainly, for the replacement of preliminary meetings among the agreeing parties for extraordinary shareholders’ meetings of Ultra S.A. to decide upon the vote of Ultra S.A. regarding certain matters in general shareholders’ meetings of Ultrapar. The 2014 Shareholders’ Agreement will be valid for a five-year term and is renewable by a unanimous resolution. It can be terminated prior to the expiration of its term by a resolution of 80% of Ultra S.A. voting shares. See “Item 7.A. Major Shareholders and Related Party Transactions — Major Shareholders — Shareholders’ Agreements” and “Exhibit 2.13 – 2014 Ultra S.A. Shareholders’ Agreement, dated as of February 24, 2014.”

Acquisition of Liquigás by Cia. Ultragaz

On November 17, 2016, we and Cia. Ultragaz executed a Share Sale and Purchase Agreement and Other Covenants (the “Liquigás SPA”) for the acquisition by Cia. Ultragaz of all shares of Liquigás Distribuidora S.A. – Liquigás (“Liquigás”), which are currently held by Petrobras. The consummation of the transaction is subject to customary closing conditions, including approval by CADE. In January 2017, the shareholders of each Ultrapar and Petrobras approved the transaction.

The total price due for the Acquisition is R$2.6 billion, which shall be adjusted according to the average CDI rate, calculated daily and published by the Securities Custody and Settlement Center (Central de Custódia e Liquidação Financeira de Tĺtulos – CETIP), between the SPA’s execution date and the closing date of the Acquisition.

The Base Acquisition Price corresponds to an enterprise value of R$2.8 billion, plus the value attributed to certain non-operational fixed assets held by Liquigás in the city of Osasco minus Liquigás’ net debt as of December 31, 2015 (corresponding to R$196 million).

The Liquigás SPA sets forth customary representations and warranties made by Petrobras, Liquigás and Ultragaz. Petrobras is required to indemnify Ultragaz, Liquigás and their affiliates for any loss resulting from breaches of Petrobras’ representations or warranties or covenants. Indemnity obligations are generally subject to customary limitations, including baskets, caps and time restrictions. Except for certain losses such as those from fraud, tort or bad-faith by Petrobras or violations of anti-corruption laws related to Liquigás’ management and/or businesses and activities, which are limited to the acquisition price and are due for a period of up to 5 years as from the closing date.

Any dispute or controversy arising out of or relating in any way to the Liquigás SPA is subject to arbitration in accordance with Brazilian law, pursuant to the Rules of the International Chamber of Commerce – ICC.

See “Exhibit 4.19 — Sale and Purchase Agreement of Shares and Other Covenants for the acquisition by Ultrapar Participações S.A.and Companhia Ultragaz S.A. of the entirety of Petróleo Brasileiro S.A. – Petrobras’s equity interest in Liquigás Distribuidora S.A. – Liquigás, dated November 17, 2016 – English Summary.”

Acquisition of equity interests and assets of Ale by Ipiranga

On June 12, 2016, Ultrapar and Ipiranga executed an Equity Interests Purchase and Sale Agreement and Other Covenants (“Alesat SPA”) for the acquisition by Ipiranga of all of the shares of Alesat Combustíveis S.A. and related entities (the “Alesat Companies”), as well as certain assets owned by its affiliates. The consummation of the transaction is subject to customary closing conditions, including the approval by CADE and was already approved by the shareholders of Ultrapar.

The price for the Alesat acquisition is R$2.1 billion, which is subject to working capital and net debt adjustments as of the closing date (the “Base Price”). In addition, it shall also be paid R$8.0 million for a one-year non-compete restriction applicable to one specific seller in addition to a 3-year non-compete restriction applicable to all sellers. In addition, it shall also be paid R$48.0 million for certain logistics facilities located in the cities of Betim and Duque de Caxias and owned by affiliates of the sellers. The closing of the Duque de Caxias acquisition (R$19.2 million out of the R$48.0 million) is subject to conditions established to our benefit which can be waived at our discretion.

At closing, we shall pay to the sellers the Base Price, minus the amount of R$300 million , to be held in escrow, and an amount corresponding to 15% of the Base Price, which will be held back for purchase price adjustments associated with the closing. The Alesat SPA sets forth customary representations and warranties made by parties therein.

The sellers are required to indemnify Ipiranga and the Alesat Companies, and their respective affiliates, employees and agents, for losses resulting from, among other things, inaccuracy of representations and warranties or breach of covenants made by the Sellers or by the Alesat Companies to Ipiranga, or any successor liability resulting from any acts by the Sellers or any act prior to closing by the Alesat Companies. These indemnity provisions are generally subject to customary limitations, including baskets, caps and time restrictions. Except for willful misconduct, fraud or bad faith, the parties waived direct claims for indirect damages, loss of profits, loss of opportunity and moral damages.

Any dispute or controversy arising out of or relating in any way to the Alesat SPA is subject to arbitration in accordance with Brazilian law, pursuant to the Rules of the Brazil-Canada Chamber of Commerce.

See “Exhibit 4.20 — Purchase and Sale Agreement of Ultrapar Participações S.A. and Ipiranga Produtos de Petróleo S.A. for the acquisition of the total share capital of Alesat Combustíveis S.A., dated June 12, 2016 – English Summary.”

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

Notes in the foreign market

In October 2016, the subsidiary Ultrapar International S.A. issued notes in the international market in the principal amount of US$750 million, with maturity in October 2026 and interest rate of 5.25% per annum, with interest payable semiannually. The issue price was 98.097% of its face value. The notes are jointly and unconditionally guaranteed by Ultrapar and by the subsidiary IPP.

BNDES

Ultrapar has financing from BNDES (Brazilian National Development Bank) for some of its investments. As of December 31, 2016, such line of credit with BNDES totaled R$1.6 billion, of which R$0.3 billion had been drawn down.

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

In March 2015, Ultrapar completed its fifth issuance of R$800 million in public debentures, which mature in March 2018 and bear interest at 108.25% of CDI, with principal due at maturity. The proceeds of the issuance were used to redeem 800 debentures from the fourth issuance, at the final maturity date.

In May 2016, the subsidiary IPP made its fourth issuance of R$500 million in public debentures, which mature in May 2021 and bear interest at 105.0% of CDI, with annual amortization, beginning in May 2019. The proceeds from this issuance were used in the purchase of ethanol by the subsidiary IPP.

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

For further detail on financial instruments of Ultrapar and its subsidiaries, see Note 31 to our consolidated financial statements and “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Indebtedness.”

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

There are no restrictions on ownership of our common shares by individual or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of our shares into foreign currency and to remit such amounts abroad is subject to restrictions under foreign investment legislation, which generally require, among other things, that the relevant investment be registered with the Central Bank and/or the CVM, as the case may be.

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

Under Annex I of Resolution 4,373, investments of non-Brazilian investors shall be made in Brazil pursuant to the same instruments and operational modalities available to the investors resident or domiciled in Brazil. The definition of non-Brazilian investor includes individuals, legal entities, funds and other collective investment entities, resident, domiciled or headquartered abroad.

Pursuant to Annex I of Resolution 4,373, among the requirements applicable to the investment of a non-Brazilian investor in the Brazilian financial and capital market, such investor must:

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

Securities and other financial assets held by non-Brazilian investors pursuant to Annex I Resolution 4,373 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM, or be registered with clearing houses or other entities that provide services of registration, clearing and settlement duly licensed by the Brazilian Central Bank or the CVM. In the case of Depositary Receipts (DRs), the record must be made by the Brazilian custodian entity on behalf of the foreign depositary institution.

Annex II of Resolution 4,373 of the National Monetary Council provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The ADS program was approved by the CVM prior to the issuance of the ADSs.

For purposes of the mandatory registration with the Central Bank of Brazil of foreign investments in the Brazilian financial and capital markets, Resolution 4,373 expressly provides that simultaneous foreign exchange transactions (i.e. without effective transfer of funds) shall be required in specific situations, including (i) conversion of credits held by foreign investors in Brazil into foreign investment in Brazilian companies in the financial and capital markets; (ii) transfer of investments made in depositary receipts into foreign direct investments (or investimento externo direto) or investments in the Brazilian financial and capital markets under Annex I of Resolution. 4,373; and (iii) transfer of investments in the Brazilian financial and capital markets under Annex I of Resolution. 4,373 into foreign direct investments.

In addition, Resolution 4,373 does not allow foreign investors to perform investments outside of organized markets, except as expressly authorized by CVM through specific regulation or according to the exceptions provided in CVM Rule 560/15. Pursuant to CVM Rule 560/15, the exceptions for investments outside of organized markets include subscription, stock bonus, initial purchase offers and the exercise of put options due to initial purchase offers, among others.

Foreign investors must be registered with the Brazilian internal Revenue Service (“Receita Federal”) pursuant to the Nominative Instruction 1,634, dated as of May 6, 2016 and Nominative Instruction 1,548, dated as of February 13, 2015. This registration process is undertaken by the investor’s legal representative in Brazil.

The right to convert dividend payments and proceeds from the sale of our shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investment be registered with the Central Bank and/or the CVM, as the case may be. A foreign investor holder of shares may experience delays in obtaining a foreign investor registration, which may delay remittances outside Brazil and adversely affect the amount, in U.S. dollars, received by the foreign investor holder.

We have obtained a certificate of registration in the name of The Bank of New York, the depositary. Pursuant to this certificate, the custodian and the depositary are able to convert dividends and other distributions with respect to the shares represented by ADSs into foreign currency and to remit the proceeds outside Brazil. If a holder exchanges ADSs for shares, such holder must seek to register its investment directly with the Central Bank. Unless the holder has registered its investment with the Central Bank, such holder may not convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such shares. Such holder generally will be subject to less favorable Brazilian tax treatment than a holder of ADSs.

As from 2005, the National Monetary Council enacted new regulations allowing, subject to certain procedures and specific regulatory provisions, the purchase and sale of foreign currency and the international transfer of Reais by a person or legal entity, without limitation of the amount involved, provided that the transaction is legal and has economic grounds (as evidenced by documents presented by the Brazilian person or legal entity to the financial institution executing the purchase and sale of foreign currency or the international transfer of Reais).

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

This summary is based upon tax laws of Brazil and the United States as of the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. Investors who hold our shares and ADSs should consult their own tax advisors as to the Brazilian, U.S. or other tax considerations relating to the ownership and disposition of shares or ADSs, including, in particular, the effect of any non-U.S., state or local tax laws.

The tax considerations described below do not take into account the effects of a possible future bilateral income tax treaty between Brazil and the United States. We cannot assure you as to whether or when an income tax treaty will enter into force or how it will affect U.S. Holders of our shares or ADSs.

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

Law No. 12,973 enacted on May 13, 2014 established new rules regarding the withholding tax exemption available on the payment of dividends and interest on capital. The legislation had no material impact, as foreseen by the tax consultants in the 20-F form in the previous year.

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

Moreover, on November 28, 2014, due to the enactment of Ordinance No. 488, the definition of a favorable tax jurisdiction, for the purposes described above, was changed from jurisdictions where there is no income tax, or the income tax applicable rate is inferior to 20%, to jurisdictions where there is no income tax, or the income tax applicable rate is inferior to 17% (if the country is aligned with the international standards of fiscal transparency defined by Brazilian legislation).

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

Furthermore, according to the general rules set forth in Law No. 13,259/2016, any other gains on the disposal of shares (out of the Brazilian stock exchange and qualified under Law No. 4131/62) are subject to income tax at a progressive rate from 15% to 22.5% or 25% if the resident is located in a low-tax jurisdiction or Tax Heaven.

Sale of ADS and shares by non-Brazilian Holders to other non-residents in Brazil

Pursuant to Section 26 of Law No. 10,833, published on December 29, 2003, the sale of property located in Brazil involving non-resident investors is subject to Brazilian income tax as of February 1, 2004. Our understanding is that ADSs do not qualify as property located in Brazil and, thus, should not be subject to the Brazilian withholding tax. Insofar as the regulatory norm referred to in Section 26 is generic and since, at the present time, no definitive jurisprudence provided by Brazilian Superior Courts has been established with respect to this matter, we are unable to assure the final outcome of such discussion.

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

Taxation of Bonds and Securities Transactions: (IOF/Bonds). Law No. 8,894, dated as of June 21, 1994, created the IOF/Bonds, which may be imposed on any transaction involving bonds and securities, even if the transaction includes Brazilian stock, futures or commodities exchange. The Federal Supreme Court of Brazil decided that the transfer of shares shall be taxed by IOF/Bonds. The current rate of IOF/Bonds with respect to transactions of shares is 0%. Regarding the ADSs, under the Decree No. 8,165, from December 23, 2013 which amended the Decree No. 6,306, from December 14, 2007, the IOF/Bonds rate applicable to the transfer of shares listed on the Brazilian stock exchange, with the specific purpose of guaranteeing the issuance of depositary receipts in the foreign market, is currently 0%. The Brazilian government may increase the rate up to 1.5% per day during the terms of the securities, but only with respect to future transactions relating to shares or ADSs.

Other Brazilian Taxes. Some Brazilian states impose gift and inheritance tax on gifts or bequests made by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of shares or ADSs.

U.S. Federal Income Tax Considerations

The following is a discussion of U.S. federal income tax considerations relating to the ownership and disposition of our shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to U.S. Holders of our shares or ADSs. The discussion applies only to a U.S. Holder that holds our shares or ADSs as capital assets (generally, for investment purposes) for U.S. federal income tax purposes and does not address all the U.S. federal income tax considerations that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, such as dealers and traders in securities or currencies, financial institutions, insurance companies, tax-exempt entities, real estate investment trusts, regulated investment companies, persons that own, or have owned directly, indirectly or constructively, 10% or more of our voting shares for U.S. federal income tax purposes, persons holding our shares or ADSs as part of a hedging transaction, wash sale, straddle, conversion transaction or other integrated transaction for U.S. federal income tax purposes, persons entering into a “constructive sale” with respect to our shares or ADSs for U.S. federal income tax purposes, persons that have a functional currency for U.S. federal income tax purposes other than the U.S. dollar, certain former citizens or long-term residents of the United States, persons who acquired our shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

Moreover, this discussion does not address the U.S. federal estate and gift tax, Medicare contribution or alternative minimum tax considerations relating to the acquisition, ownership or disposition of our shares or ADSs. U.S. Holders should consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. tax considerations relating to the acquisition, ownership and disposition of our shares or ADSs.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury regulations, in each case as in effect and available on the date hereof. All of the foregoing are subject to change (possibly on a retroactive basis), or differing interpretations, which could affect the U.S. federal income tax considerations described herein. There can be no assurance that the IRS or a court will not take a contrary position with respect to any U.S. federal income tax considerations described below. In addition, this discussion assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement and any other related document will be performed in accordance with its terms.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our shares or ADSs that is for U.S. federal income tax purposes (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust, (1) if such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes, or (2) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

If a partnership, or any other entity or arrangement treated as a partnership for U.S. federal tax income tax purposes, holds shares or ADSs, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and on the activities of the partnership. Partnerships holding our shares or ADSs and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of acquiring, owning and disposing of our shares or ADSs.

Ownership of ADSs in general

In general, U.S. Holders of ADSs will be treated for U.S. federal income tax purposes as owners of the shares underlying the ADSs. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs or exchanges the underlying shares represented by those ADSs for ADSs.

Taxation of distributions

Subject to the discussion below under “— Passive foreign investment company”, the gross amount of any distributions made to a U.S. Holder on our shares or ADSs, before reduction for any Brazilian taxes, including withholding taxes attributable to interest on equity, will be includable as ordinary dividend income on the day on which the dividends are actually or constructively received by a U.S. Holder to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A distribution in excess of our current or accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted basis in our shares or ADSs and as a capital gain to the extent it exceeds the U.S. Holder’s basis. We do not maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, U.S. Holders should expect that distributions by us will generally be treated as dividends to U.S. Holders for U.S. federal income tax purposes.

A non-corporate U.S. Holder will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income”, provided that certain conditions are satisfied, including that (1) our shares or ADSs, as applicable, are readily tradable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Although no assurance may be given, we believe that our ADSs are readily tradable on the New York Stock Exchange, which is an established securities market in the United States. There can be no assurance, however, that our ADSs will be considered readily tradable on an established securities market in the United States in later years. Because we do not expect that our shares will be listed on an established securities market in the United States, we do not expect that dividends we pay on our shares will meet the conditions required for the reduced tax rate.

Dividends paid to U.S. Holders in Reais will be includable in income in a U.S. dollar amount based on the exchange rate in effect on the date of actual or constructive receipt whether or not converted into U.S. dollars at that time. If dividends received in Reais are converted into U.S. dollars on the day they are actually or constructively received, the U.S. Holder will generally not be required to recognize foreign currency gain or loss in respect of the dividend income. Assuming the payment is not converted at that time, the U.S. Holder will have a tax basis in Reais equal to that U.S. dollar amount, which will be used to measure gain or loss from subsequent changes in exchange rates. Any gain or loss that a U.S. Holder recognizes on a subsequent conversion of Reais into U.S. dollars (or other disposition) will generally be U.S. source ordinary income or loss for U.S. foreign tax credit purposes.

Dividends on our shares or ADSs received by a U.S. Holder will generally be treated as foreign source income and will generally constitute passive category income for U.S. foreign tax credit purposes. Subject to certain conditions and limitations under U.S. federal income tax law concerning credits or deductions for non-U.S. taxes and certain exceptions for short-term and hedged positions, a Brazilian withholding tax imposed on dividends would be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or at a U.S. Holder’s election may be deducted in computing taxable income if the U.S. Holder has elected to deduct all foreign income taxes for the taxable year). The rules with respect to foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of sale, exchange or other disposition of shares or ADSs

Subject to the discussion below under “— Passive foreign investment company”, a U.S. Holder will generally recognize gain or loss on the sale, exchange or other disposition of a share or ADS in an amount equal to the difference between the amount realized (including the gross amount of the proceeds before the reduction of any Brazilian tax) on such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such share or ADS. Subject to the discussion below under “— Passive foreign investment company”, gain or loss on the sale, exchange or other disposition of a share or ADS will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held such share or ADS for more than one year. Gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss for U.S. foreign tax credit purposes, as the case may be. An individual U.S. Holder may be entitled to preferential rates of taxation for net long-term capital gains; however, the deductibility of capital losses is subject to limitations under the Code.

A U.S. Holder’s initial tax basis of our shares or ADSs will be the U.S. dollar value of the purchase price determined on the date of purchase. If our shares or ADSs are treated as traded on an “established securities market,” a cash basis U.S. Holder (or, if it elects, an accrual basis U.S. Holder) will determine the U.S. dollar value of the cost of such shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of U.S. dollars to Reais and the immediate use of that currency to purchase shares or ADSs will generally not result in taxable gain or loss for a U.S. Holder.

A U.S. Holder that receives Reais upon a sale, exchange or other disposition of our shares or ADSs will realize an amount equal to the U.S. dollar value of the Reais on the date of sale, exchange, or other disposition. If our shares or ADSs are treated as traded on an “established securities market,” a cash basis U.S. Holder (or, if it elects, an accrual basis U.S. Holder) will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale, exchange or other disposition. A U.S. Holder will have a tax basis in the Reais received equal to that U.S. dollar amount. Any gain or loss realized by a U.S. Holder on a subsequent conversion of Reais into U.S. dollars (or other disposition) will generally be U.S. source ordinary income or loss for U.S. foreign tax credit purposes.

If any gain from the sale, exchange or other disposition of our shares or ADSs is subject to Brazilian tax, U.S. Holders may not be able to credit such taxes against their U.S. federal income tax liability under the U.S. foreign tax credit limitations of the Code since such gain will generally be U.S. source income, unless such tax can be credited (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. Alternatively, the U.S. Holder may take a deduction for the Brazilian income tax if such holder does not take a credit for any foreign income tax during the taxable year. The rules with respect to foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Passive foreign investment company

In general, certain adverse consequences could apply to a U.S. Holder if we are treated as a PFIC for any taxable year during which the U.S. Holder holds our shares or ADSs. A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (i) at least 75 percent of its gross income consists of “passive income”, such as dividends, interest, rents, royalties and certain gains, or (ii) at least 50 percent of the average quarterly value of its gross assets is attributable to assets that produce or are held for the production of passive income.

We must make a separate determination each year as to whether we are a PFIC. Based on a review of our gross income and assets, the manner in which we currently operate our business, the current market price of our shares, and the current interpretation of the PFIC provisions in the Code, we believe that we were not a PFIC for U.S. federal income tax purposes for the 2016 taxable year. However, the determination as to whether we are a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and is not made until after the end of a taxable year. Consequently, there can be no assurance that we will not be considered a PFIC for the current taxable year or any subsequent taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our shares or ADSs, a U.S. Holder of our shares or ADSs may be subject to imputed interest charges and other generally adverse tax consequences with respect to any gain from the sale, exchange or other taxable disposition of, and certain “excess distributions” with respect to, our shares or ADSs. Distributions received in a taxable year that are greater than 125 percent of the average annual distributions received during the shorter of (i) the three preceding taxable years or (ii) a U.S. Holder’s holding period for the shares or ADSs will be treated as “excess distributions”. Under these special tax rules: (A) any excess distributions or gain will be allocated ratably to each day in the U.S. Holder’s holding period for the shares or ADSs, (B) the amount allocated to the taxable year of disposition, and any taxable year prior to the first taxable year in which we are a PFIC, will be treated as ordinary income, and (C) the amount allocated to each other taxable years that we were a PFIC will be subject to tax at the highest tax rate applicable to ordinary income in effect for such taxpayer for each such earlier taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our shares or ADSs and any of our non-U.S. subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by such lower-tier PFIC and a disposition of shares of such lower-tier PFIC even though such U.S. Holder would generally not receive the proceeds of those distributions or dispositions. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

If a company that is a PFIC provides certain information to U.S, Holders, a U.S. Holder can then avoid certain adverse tax consequences described above by making a “qualified electing fund” election to be taxed currently on its proportionate share of the PFIC’s ordinary income and net capital gains. However, a qualified electing fund election will not be available to U.S. Holders because we do not intend to provide the necessary information to allow U.S. Holders to make such an election for any tax year in which we are a PFIC.

Alternatively, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock. Marketable stock is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange (such as the New York Stock Exchange) or other market as defined in applicable U.S. Treasury regulations. We believe that our shares and ADSs qualify as being regularly traded on a qualified exchange, but no assurances may be given in this regard. If a U.S. Holder makes this election, such holder will generally (i) include as income for each taxable year the excess, if any, of the fair market value of our shares or ADSs held at the end of the taxable year over the adjusted tax basis of such shares or ADSs and (ii) deduct as a loss the excess, if any, of the adjusted tax basis of our shares or ADSs over the fair market value of such shares or ADSs held at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in our shares or ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, such holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

U.S. Holders should consult their tax advisors regarding the tax consequences that would arise if we were treated as a PFIC for U.S. federal income tax purposes, including the possibility of making a mark-to-market election.

Foreign tax credit for Brazilian taxes

Any Brazilian IOF/Exchange Tax imposed on a purchase of our shares or ADSs or IOF/Bonds Tax imposed on a transaction (as discussed above under “Brazilian Tax Consequences”) will not be treated as a creditable foreign tax for U.S. federal income tax purposes. U.S. Holders should consult their tax advisors regarding the tax consequences of these Brazilian taxes.

Certain reporting requirements

Certain U.S. Holders are required to report to the IRS information relating to an interest in our shares or ADSs, subject to exceptions (including an exception for shares or ADSs held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with its tax return for each year in which it held an interest in our shares or ADSs. If a U.S. Holder holds our shares or ADSs in any year in which we are treated as a PFIC with respect to such U.S. Holder, the U.S. Holder will be required to file IRS Form 8621 U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting rules to their particular circumstances.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS INTENDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF AN INVESTMENT IN OUR SHARES OR ADSs.

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

We also file financial statements and other periodic reports with the CVM located as Sete de Setembro Street, 111, Rio de Janeiro, Brazil, 20050-901. In addition, the CVM maintains a website that contains information in Portuguese filed electronically with the CVM, which can be accessed over the internet at http:// www.cvm.gov.br.

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

The Company uses exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency and net investments in foreign operations. Therefore, hedge is used in order to reduce the effects of changes in exchange rates on the Company’s income and cash flows in Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Reais as of December 31, 2016 and 2015:

Assets and liabilities in foreign currency

In millions of Reais	2016	2015
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	423.9	147.8
Foreign trade receivables, net of allowance for doubtful accounts and advances to foreign customers	323.4	188.8
Net investments in foreign subsidiaries (except cash, cash equivalents, financial investments, trade receivables, financing and payables)	600.9	611.4

	1,348.2	948.0

Liabilities in foreign currency
Financing in foreign currency	(4,736.3)	(2,630.3)
Payables arising from imports, net of advances to foreign suppliers	(57.1)	(64.4)

	(4,793.4)	(2,694.7)

Foreign currency hedging instruments	2,206.4	2,667.2

Net asset (liability) position – Total	(1,238.8)	920.5
Net asset (liability) position – Income statement effect	24.8	(40.7)
Net asset (liability) position – Shareholders’ equity effect	(1,263.6)	961.2

Sensitivity analysis of assets and liabilities in foreign currency

The table below shows the effect of exchange rate changes on different scenarios, based on the net liability position of R$1,238.8 million in foreign currency.

In millions of Brazilian Reais		Scenario I	Scenario II	Scenario III
	Risk	10%	25%	50%
(1) Income statement effect	Real devaluation	2.5	6.2	12.4
(2) Shareholders’ equity effect		(126.4)	(315.9)	(631.8)

(1) + (2)	Net effect	(123.9)	(309.7)	(619.4)

(3) Income statement effect	Real appreciation	(2.5)	(6.2)	(12.4)
(4) Shareholders’ equity effect		126.4	315.9	631.8

(3) + (4)	Net effect	123.9	309.7	619.4

The shareholders’ equity effect refers to cumulative translation adjustments of changes in the exchange rate on equity of foreign subsidiaries (see Notes 2.r and 23.f—Cumulative Translation Adjustments to our consolidated financial statements), net investments hedge in foreign entities, cash flow hedge of firm commitment and highly probable transaction (see Note 2.c and Hedge Accounting to our consolidated financial statements).

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

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S. dollar futures contracts quoted on BM&FBOVESPA as of December 29, 2016. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$5.94 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Real against the likely scenario, according to the risk to which the hedged item is exposed.

Based on the balances of the hedging instruments and hedged items as of December 30, 2016, the exchange rates were replaced, and the changes between the new balance in Reais and the balance in Reais as of December 31, 2016 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (Likely)	Scenario II	Scenario III
	(In millions of Reais)
Currency swaps receivable in U.S. dollars
(1) U.S. dollar / Real swaps	Dollar appreciation	170.0	775.2	1,380.4
(2) Debts/firm commitments in U.S. dollars		(170.0)	(775.2)	(1,380.4)

(1)+(2)	Net Effect	—	—	—

Currency swaps payable in U.S. dollars
(3) Real / U.S. dollar swaps	Dollar devaluation	(0.2)	6.8	13.7
(4) Gross margin of Oxiteno		0.2	(6.8)	(13.7)

(3)+(4)	Net Effect	—	—	—

Interest Rate Risk

Ultrapar adopts prudent policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of Ultrapar are primarily held in transactions linked to the CDI. Our borrowings primarily relate to financings from Banco do Brasil S.A., BNDES and other development agencies, debentures, notes in the foreign credit markets and other borrowings in foreign currency. Ultrapar does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. See Notes 4, 14 and 31 to our consolidated financial statements.

The table below provides information as of December 31, 2016 about our debt obligations in foreign currency and in Reais that are subject to variable and fixed rates of interest. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates and interest rates:

				Principal by year of maturity(1)
Debt	Weighted average interest rate	Fair value	Book value	2017	2018	2019	2020	2021	2022 and thereafter
	(in millions of Reais)
R$ borrowings	6.0%	129.6	136.1	46.4	37.5	25.6	15.7	11.0	—
Borrowings indexed to the CDI	107.3% of the CDI	5,834.4	5,862.3	957.3	2,016.8	1,547.7	501.7	502.5	336.4
Borrowings indexed to the TJLP	2.5%	404.5	404.4	128.1	148.7	76.7	32.2	9.2	9.4
U.S. dollar borrowings	4.6%	3,085.6	3,159.2	508.9	255.8	(3.5)	(5.6)	(6.1)	2,409.6
Borrowings indexed to the LIBOR	1.2%	1,468.7	1,470.1	683.1	591.9	32.3	130.3	32.6	—
Borrowings indexed to the IGP-M	5.6%	48.6	48.6	2.5	2.4	2.6	2.7	2.8	35.6
Borrowings indexed to the SELIC	2.7%	99.7	99.5	17.0	45.6	17.7	17.1	2.2	—
Borrowings indexed to the MX$	6.6%	24.6	24.6	24.6	—	—	—	—	—
Borrowings indexed to the MX$+ TIIE	1.0%	9.5	9.6	9.6	—	—	—	—	—
Borrowings indexed to the Bs	24.0%	0.4	0.4	0.4	—	—	—	—	—
Subtotal		11,105.6	11,214.8	2,377.9	3,098.8	1,699.0	694.0	554.2	2,791.0
Unrealized losses on swaps transactions		202.4	202.4	97.7	104.6	—	—	—	—
Total		11,308.0	11,417.1	2,475.6	3,203.4	1,699.0	694.0	554.2	2,791.0

(1)	Figures include interest accrued through December 31, 2016.

As of December 31, 2016, the Company did not have any hedging instruments for interest rates in Reais.

Credit risk

The financial instruments that would expose the Company to credit risks of the counterparty are basically represented by cash and cash equivalents, financial investments, hedging instruments and trade receivables.

Customer credit risk — Such risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and customers credit risks are also mitigated by diversification of sales. As of December 31, 2016, the allowance for doubtful accounts on their trade receivables recorded for Ipiranga, Ultragaz, Extrafarma, Oxiteno and Ultracargo were R$182.3 million, R$33.8 million, R$3.4 million, R$10.9 million and R$3.0 million, respectively. In addition, as of December 31, 2016, no single customer or group accounts for more than 10% of total revenue.

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

The Company believes it has sufficient working capital to satisfy its current needs. The gross indebtedness due over the next twelve months totals R$3,039.9 million, including estimated interests on loans. Furthermore, the investment plan for 2017 totals R$2,174 million. In 2016, the Company had R$5,686.7 million in cash, cash equivalents and short-term financial investments (for quantitative information, see Notes 4 and 14 to our consolidated financial statements).

For further information on financial liabilities as of December 31, 2016, see Note 31 to our consolidated financial statements.

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

The table below summarizes the position of hedging instruments entered by the Company:

Hedging instruments	Counterparty	Maturity	Notional amount(1)		Fair value		Amounts receivable	Amounts payable
			2016	2015	2016	2015	2016
					R$ million	R$ million	R$ million	R$ million
a –Exchange rate swaps receivable in U.S. dollars
Receivables in U.S. dollars (LIBOR)	Bradesco, BTMU, Itaú, JP Morgan, Morgan Stanley Santander, Scotiabank	Jan 2017 to Oct 2026	US$350.0	US$350.0	1,149.7	1,364.4	1,149.7	—
Receivables in U.S. dollars (Fixed)			US$1,062.4	US$334.5	1,084.6	1,335.1	1,084.6	—
Payables in CDI interest rate			US$(1,412.4)	US$(684.5)	(2,181.6)	(2,225.1)	—	2,181.6

Total result			—	—	52.7	474.4	2,234.3	2,181.6

b.1 and b.2 – Exchange rate swaps payable in U.S. dollars + COUPON
Receivables in CDI interest rates	Itaú, Santander	Jan 2017 to Apr 2017	US$8.5	US$7.9	28.3	30.6	28.3	—
Payables in U.S. dollars (Fixed)			US$(8.5)	US$(7.9)	(27.9)	(32.3)	—	27.9

Total result			—	—	0.4	(1.7)	28.3	27.9

c – Interest rate swaps in R$
Receivables in fixed interest rate			—	R$27.5	—	27.4	—	—
Payables in CDI interest rate			—	R$(27.5)	—	(27.8)	—	—

Total result			—	—	—	(0.4)	—	—

Total gross result					53.1	472.3	2,262.6	2,209.5
Income tax					(36.9)	(86.0)	(36.9)	—

Total net result					16.2	386.3	2,225.7	2,209.5

Positive result (see Note 4)					218.5	433.7
Negative result (see Note 14)					(202.3)	(47.4)

(1)	In millions. Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A. (the Brazilian over-the-counter clearing house).

Hedging instruments existing in 2016 are described below, according to their category, risk, and hedging strategy:

a – Hedging against foreign exchange exposure of liabilities in foreign currency — The purpose of these contracts is (i) to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Reais linked to CDI and (ii) change a financial investment linked to the CDI and given as guarantee to loan in U.S. dollars, into a financial investment linked to U.S. dollars. The tables below present our position in this category of swaps as of December 31, 2016:

	Maturity
Swap	2017	2018 and thereafter
Notional amount of swaps (in millions of Reais)(1)	812.7	2,649.6
Notional amount of swaps (in millions of dollars)	249.4	813.0
Average receiving rate	US$ + 0.88%	US$ + 5.35%
Average payment rate	88.70% of the CDI	75.31% of the CDI

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2016.

	Maturity
Swap	2017	2018 and thereafter
Notional amount of swaps (in millions of Reais)(1)	684.4	456.3
Notional amount of swaps (in millions of dollars)	210.0	140.0
Average receiving rate	US$ + LIBOR + 0.72%	US$ + LIBOR + 1.10%
Average payment rate	100.97% of the CDI	101.98% of the CDI

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2016.

b – Hedging against foreign exchange exposure of operations — The purpose of these contracts is to make the exchange rate of the revenues of subsidiaries Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials during their operating cycles. The table below presents our position in this category of swaps as of December 31, 2016:

Swap	Maturity 2017
Notional amount of swaps (in millions of Reais)(1)	27.7
Notional amount of swaps (in millions of dollars)	8.5
Average receiving rate	72.28% of the CDI
Average payment rate	US$

(1)	Notional amount converted according to the commercial selling rate reported by the Central Bank (PTAX) as of December 31, 2016.

c – Hedging against the interest rate fixed in local financing — The purpose of these contracts is to convert the interest rate on financing contracted in Reais from fixed into floating. There was no position on this category of swaps as of December 31, 2016.

Hedge accounting

The Company uses derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness, as well as the changes in their fair value.

Fair value hedge

The Company and its subsidiaries designates as fair value hedges certain financial instruments used to offset the variations in interest and exchange rates, which are based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

In 2016, the notional amount of foreign exchange hedging instruments designated as fair value hedge totaled US$440.0 million. In 2016, a loss of R$426.4 million related to the result of hedging instruments, a loss of R$11.6 million related to the fair value adjustment of debt, and a gain of R$255.6 million related to the financial expense of the debt were recognized in the income statements, transforming the average effective cost of the operation into 101.9% of CDI (see Note 14.c.1 to our consolidated financial statements).

Cash flow hedge

The Company and its subsidiaries designates as cash flow hedge of firm commitment and highly probable transactions, derivative financial instruments to hedge “firm commitments” and non-derivative financial instruments to hedge “highly probable future transactions”, so as to hedge against fluctuations arising from changes in exchange rate.

In 2016, the notional amount of exchange rate hedging instruments of firm commitments designated as cash flow hedges totaled US$152.6 million, and a loss of R$132.5 million was recognized in the income statement. In 2016, the unrealized loss of “Other comprehensive income” is R$13.8 million, net of deferred income and social contribution taxes.

In 2016, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as fair value hedge, related to notes in the foreign market totaled US$570.0 million, In 2016, the unrealized loss of “Other comprehensive income” is R$12.1 million, net of deferred income and social contribution taxes.

Net investment hedge in foreign entities

The Company and its subsidiaries designates as net investment hedge in foreign entities notes in the foreign market, for hedging net investment hedge in foreign entities, to offset changes in exchange rates.

In 2016, the balance of foreign exchange hedging instruments designated as net investments hedge in foreign entities, related to part of the investments made in entities which functional currency is other than the Brazilian Real, totaled US$133.0 million. In 2016, the unrealized loss of “Other comprehensive income” is R$2.8 million, net of deferred income and social contribution taxes. The effects of exchange rate changes on investments and hedging instruments were offset in shareholders’ equity.

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

Reimbursement of fees incurred in 2016

From January 1, 2016 until December 31, 2016, Ultrapar received from the depositary US$179,915, net of withholding taxes, for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADSs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

As of December 31, 2016, under management’s supervision and with its participation, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of our disclosure controls and procedures for the period relating to the information contained in this 20F report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that (a) our disclosure controls and procedures were effective as of December 31, 2016 to enable the company to record, process, summarize, and report information required to be included in the reports that it files or submits under the Securities Exchange Act of 1934, within the time periods required and (b) our disclosure controls and procedures were also effective as of December 31, 2016 to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016 based on the criteria established in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on such assessment and criteria, Management has concluded that the Company’s internal controls over financial reporting are effective as of December 31, 2016.

The Company’s independent registered public accounting firm for the year ended December 31, 2016, Deloitte Touche Tohmatsu Auditores Independentes, audited the Company’s internal controls over financial reporting as of December 31, 2016, and their report, dated April 28, 2017 and included herein, expressed an unqualified opinion.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Ultrapar Participações S.A.

São Paulo – SP – Brazil

We have audited the internal control over financial reporting of Ultrapar Participações S.A. and subsidiaries (the “Company”) as of December 31, 2016, based on criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission – COSO. The Company’s Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board – PCAOB (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures, as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

We have also audited, in accordance with the standards of the PCAOB (United States), the consolidated financial statements as of and for the year ended December 31, 2016 of the Company and our report dated April 28, 2017 expressed an unqualified opinion on those financial statements.

/S/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

April 28, 2017

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting for the year ended December 31, 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Ultrapar has determined that it will not appoint an audit committee financial expert, as Brazilian law does not require a Fiscal Council member to have the same attributes of such a financial expert. However, the Company believes that its Fiscal Council members have broad commercial experience and extensive business leadership, having held various roles in accountancy, financial management and supervision, treasury and corporate finance. For example, one member of the Company’s Fiscal Council served as a board member at the CPC (Accounting Pronouncements Committee) and at the IFRS. In addition, other members of the Company’s Fiscal Council have served as the chief financial officer of major Brazilian companies and as a member of the board of executive officers in a major Brazilian bank. We believe that there is a broad and suitable mix of business and financial experience on the Fiscal Council.

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

On September 21, 2016, our Board of Directors approved the Antitrust Policy applicable to employees of the Company, third parties and business partners. This policy establishes guidelines in addition to our Code of Ethics for anti-competitive practices.

On the same date, the Company approved the Conflict of Interests Policy applicable to employees of the Company, third parties and business partners when representing or acting on behalf of the Company. This policy provides for standard behaviors and professional conduct of the employees, including the ethical handling of actual or apparent conflicts of interests.

You can obtain a copy of our Code of Ethics and of our Anti-Corruption and Relationship with Public Officers Policy, free of charge, at our website (www.ultra.com.br), or by requesting a copy from the Investor Relations Department (e-mail: invest@ultra.com.br).

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The relationship with our independent registered public accounting firm in respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the independent registered public accounting firm. Our Board of Directors approves our financial statements, the performance by our independent registered public accounting firm of audit and permissible non-audit services, and associated fees, supported by our Fiscal Council, which acts as an audit committee pursuant to the requirements of the Sarbanes-Oxley Act. See “Item 6.C. Directors, Senior Management and Employees — Board Practices — Fiscal Council and Audit Committee Exemption” for more information about the responsibilities of the Fiscal Council. Our consolidated financial statements for the years ended December 31, 2016 and 2015 were audited by the independent registered public accounting firm Deloitte Touche Tohmatsu Auditores Independentes.

The following table describes the total amount billed to us by Deloitte Touche Tohmatsu Auditores Independentes for services performed in 2016 and 2015 and the respective compensation for these services.

	2016	2015
	(in thousands of Reais)
Audit Fees	5,745.9	5,753.8
Audit Related Fees	623.9	—
Tax Fees	145.1	131.2
All Other Fees	—	—

Total Consolidated Audit Fees	6,514.9	5,885.0

“Audit Fees” are the aggregate fees billed by our independent registered public accounting firm for the audit of our consolidated and annual financial statements, reviews of interim financial information and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Tax Fees” are fees charged by Deloitte Touche Tohmatsu Auditores Independentes related to tax compliance services.

“Audit Related Fees” are fees related to a comfort letter provided by Deloitte Touche Tohmatsu Auditores Independentes in connection with the offering of US$750 million notes in the international market by subsidiary Ultrapar International S.A. in October 2016. See “Item 5.B. Operating and Financial Review and Prospect — Liquidity and Capital Resources — Indebtedness.”

Pre-Approval Policies and Procedures

Pursuant to our Fiscal Council internal rules, services rendered by our independent auditors must be pre-approved by the Fiscal Council. All services exceeding R$250 thousand threshold should be approved by our Fiscal Council, provided that these are permitted services as stated in the Fiscal Council internal rules. In addition, permitted services up to the R$250 thousand threshold are pre-approved, and should be informed to the Fiscal Council in the subsequent meeting.

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

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We did not purchase any share issued by the Company in 2016.

ITEM 16F.	CHANGE IN REGISTRANT’S INDEPENDENT PUBLIC ACCOUNTING FIRM

Deloitte Touche Tohmatsu Auditores Independentes was appointed to act as our independent registered public accounting firm to audit our consolidated financial statements for the fiscal years ended December 31, 2016 and 2015 until the filing of this Form 20-F with the SEC. Pursuant to CVM Instruction 308/99, Brazilian public companies are required to rotate their independent public accounting firm every five years. On December 14, 2016, our Board of Directors approved the appointment of KPMG Auditores Independentes to act as our independent public accounting firm for the audit of the financial statements for the year ending December 31, 2017, beginning with the review of our interim financial information for the first quarter of 2017.

Deloitte Touche Tohmatsu Auditores Independentes’ report on our financial statements for each of the fiscal years ended on December 31, 2016 and 2015 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles. During such two fiscal years, there were no disagreements with Deloitte Touche Tohmatsu Auditores Independentes, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or scope of audit procedures, which disagreement, if not resolved to the satisfaction of Deloitte Touche Tohmatsu Auditores Independentes, would have caused Deloitte Touche Tohmatsu Auditores Independentes to make a reference to the subject matter of the disagreement in connection with its audit reports for such fiscal years.

We have requested that Deloitte Touche Tohmatsu Auditores Independentes furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of this letter is filed as “Exhibit 15.2 — Letter from Deloitte Touche Tohmatsu Auditores Independentes to the SEC, dated April 28, 2017 regarding the change in independent registered public accounting firm” to this Form 20-F.

We did not consult with KPMG Auditores Independentes during our two most recent fiscal years or any subsequent interim period as to the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements or any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

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

The significant differences between our corporate governance practices and the NYSE corporate governance standards are as follows:

Independence of Directors

NYSE rules require that a majority of the Board of Directors must consist of independent directors as defined under NYSE rules. Under Brazilian Corporate Law, we are not required to have a majority of independent directors. According to the rules of Novo Mercado, at least 20% of the members of the Board of Directors must meet the independence requirements as established set forth these rules. Furthermore, according to our bylaws, at least 30% of the members of the Board of Directors must be independent. The Brazilian Corporate Law requires that our directors be elected by our shareholders at a general shareholders’ meeting. As of December 31, 2016, our Board of Directors consisted of nine members, six of whom were independent non-executive members and three are shareholders of Ultra S.A. Two of these three non-independent board members were executive officers of Ultrapar until December 2006 and one of them was executive officer of Ultrapar until December 2012. On April 19, 2016, the members of our Board of Directors were reelected for a two-year term. See “Item 6.C. Directors, Senior Management and Employees — Board Practices” and “Exhibit 1.1 — Bylaws of Ultrapar, dated as of April 19, 2017”.

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

Committees

NYSE rules require that U.S. domestic listed companies have a nominating/corporate governance committee and a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s purpose and responsibilities. Under the Brazilian Corporate Law, we are not required to have a nominating committee, a corporate governance committee or a compensation committee. Our bylaws provides for a compensation and an audit committee, as ancillary bodies of the Board of Directors. See “Item 6.C. Directors, Senior Management and Employees — Board Practices” and “Exhibit 1.1 — Bylaws of Ultrapar, dated as of April 19, 2017”.

Alexandre Gonçalves Silva, Nildemar Secches and Pedro Wongtschowski, who are also members of the Board of Directors elected on the Annual General Shareholders Meeting held on April 2015, are members of our people and organization committee. The members of such committee maintained their positions up to the end of their term of office as Directors, on the annual general shareholders’ meeting held on April 19, 2017. The new members of the people and organization committee shall be elected by the Board of Directors at the meeting to be held on May 10, 2017.

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

Our Fiscal Council acts on a non-permanent basis. In addition, our bylaws establish an audit committee as an ancillary body of the Board of Directors. As determined by our bylaws, in the event the Fiscal Council is established as set forth in the Brazilian Corporate Law, the Fiscal Council shall operate as the audit committee exercising all the duties provided for in our bylaws as required of the audit committee, and with respect to its members, subject to all the requirements and limitations provided for by law. The audit committee will not operate in any fiscal year when a Fiscal Council is installed. See “Item 4.A. History and Development of the Company – New corporate governance structure” and “Exhibit 1.1 — Bylaws of Ultrapar, dated as of April 19, 2017”.

For more information see “Item 6.C. Directors, Senior Management and Employees — Board Practices — Fiscal Council and Audit Committee Exemption” and “Exhibit 1.1 — Bylaws of Ultrapar, dated as of April 19, 2017”.

Shareholder Approval of Equity Compensation Plans

NYSE rules require that equity compensation plans for U.S. domestic listed companies be subject to shareholder approval, with limited exceptions. In November 2003, our shareholders approved the Deferred Stock Plan. In accordance with the Deferred Stock Plan, the Board of Directors determines the eligible participants and the number of shares to which each participant shall have rights. See “Item 6.B. Directors, Senior Management and Employees — Compensation”. At the annual general shareholders’ meeting held on April 19, 2017, our shareholders approved a new stock-based incentive plan for our employees and executives.

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

Since June 28, 2011, we have been listed on the Novo Mercado segment of BM&FBOVESPA. According to the rules of Novo Mercado the minimum percentage of independent members of the Board of Directors is set at 20%, while a minimum of 30% is required in our bylaws. Our bylaws also establish (i) a mandatory tender offer to 100% of the Company’s shareholders in the event a shareholder, or a group of shareholders acting in concert, acquire or become holder of 20% of the Company’s shares, excluding treasury shares, and (ii) creation of audit and people and organization committees, as ancillary bodies of the Board of Directors. Our bylaws do not establish any limitation on voting rights, special treatment to current shareholders, public tender offers for a price above that of the acquisition price of shares or any other poison pill provisions, thus assuring the effectiveness of a majority shareholders’ approval on all matters to be deliberated. See “Item 4.A. History and Development of the Company – New corporate governance structure” and “Exhibit 1.1 — Bylaws of Ultrapar, dated as of April 19, 2017”.

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

We file the following consolidated financial statements together with the reports of independent registered public accountants firms, as part of this annual report:

ITEM 19.	EXHIBITS

We are filing the following documents as part of this Annual Report Form 20F:

1.1	Bylaws of Ultrapar, dated as of April 19, 2017.

2.1	Shareholders’ Agreement dated March 22, 2000 (incorporated by reference to Exhibit 2.1 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

2.2	Amendment dated as of March 31, 2006 to the Indenture dated as of December 20, 2005 (incorporated by reference to Exhibit 2.3 to Form 20-F of Ultrapar Participações S.A. filed on May 5, 2006).

2.3	Ipiranga Group Shareholders’ Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Translation (incorporated by reference to Exhibit 2.7 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

2.4	RPR Shareholders Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Translation (incorporated by reference to Exhibit 2.8 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

2.5	Ultrapar Participações S.A. 3rd Public Offering Indenture of Simple Debentures, Non-Convertible, Unsecured and Non-Preferred in a Single Series between Ultrapar Participações S.A. and Pentágono S/A DTVM, dated May 20, 2009 – English Summary (incorporated by reference to Exhibit 2.8 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

2.6	First Amendment to Ultrapar Participações S.A. 3rd Public Offering Indenture of Simple Debentures, Non-Convertible, Unsecured and Non-Preferred in a Single Series between Ultrapar Participações S.A. and Pentágono S/A DTVM, dated June 3, 2009 — English Summary (incorporated by reference to Exhibit 2.9 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

2.7	Second Amendment to Ultrapar Participações S.A. 3rd Public Offering Indenture of Simple Debentures, Non-Convertible, Unsecured and Non-Preferred in a Single Series between Ultrapar Participações, S.A. and Pentágono S/A DTVM, dated December 4, 2009 – English Summary (incorporated by reference to Exhibit 2.11 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

2.8	Ultrapar Participações S.A. 4th Public Offering Indenture of Simple Debentures, Non-Convertible, Unsecured and Non-Preferred in a Single series between Ultrapar Participações S.A. and Pentágono S.A. DTVM, dated March 2, 2012 (incorporated by reference to Exhibit 2.13 to Form 20-F of Ultrapar Participações S.A. filed on April 30, 2012).

2.9	Rules of the Novo Mercado (English translation) (incorporated by reference to Form 8-A of Ultrapar Participações S.A. filed on August 15, 2011).

2.10	Ipiranga Produtos de Petróleo S.A. 1st Public Offering Indenture of Simple Debentures, Non-Convertible, Unsecured and Non-Preferred in a Single series between Ipiranga Produtos de Petróleo S.A. and Banco Bradesco BBI S.A. as lead manager and Banco Bradesco S.A. as co-manager, dated November 7, 2012 — English Summary (incorporated by reference to Exhibit 2.13 to Form 20-F of Ultrapar Participações S.A. filed on April 30, 2013).

2.11	2014 Ultra S.A. Shareholders’ Agreement dated February 24, 2014 (incorporated by reference to Item 2 of the report on Form 6-K furnished by Ultrapar Participações S.A. on February 25, 2014).

2.12	Ultrapar Participações S.A. 5th Public Offering Indenture of Simple, Non-Convertible into Shares, Single-Series, Unsecured Debentures, for Public Distribution with Restricted Placement Efforts between Ultrapar Participações S.A. and Pentágono S.A. DTVM, dated March 3, 2015 (incorporated by reference to Form 6-K of Ultrapar Participações S.A. filed on March 13, 2015).

4.1	Share Sale and Purchase Agreement related to the sale and purchase of the entire share capital of Shell Gás (LPG) Brasil S.A. (incorporated by reference to Exhibit 10.2 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005).

4.2	Form of agreement between Ultragaz and independent dealers (incorporated by reference to Exhibit 10.4 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005, as amended).

4.3	Take or pay agreement between Tequimar and CODEBA (incorporated by reference to Exhibit 10.5 to Form F-1 of Ultrapar Participações S.A. filed on February 2, 2005, as amended).

4.4	The Investment Agreement entered into by and among Ultrapar, Petrobras and Braskem dated March 18, 2007 — English translation, as amended by the Amendment to Investment Agreement entered into by and among Ultrapar, Petrobras and Braskem dated April 18, 2007 — English Summary (incorporated by reference to Exhibit 4.4 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

4.5	Share Purchase Agreement entered into by and among Ultrapar, Petrobras, Braskem and the Key Shareholders of RPR, DPPI and CBPI, dated March 18, 2007 — English Summary (incorporated by reference to Exhibit 4.5 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

4.6	Braskem/Petrobras Asset Security Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Summary (incorporated by reference to Exhibit 4.6 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

4.7	Petrobras Asset Security Agreement entered into by and among Ultrapar, Petrobras and Braskem, dated April 18, 2007 — English Summary (incorporated by reference to Exhibit 4.7 to Form 20-F of Ultrapar Participações S.A. filed on June 7, 2007).

4.8	Ethylene Supply Agreement between Braskem S.A. and Oxiteno Nordeste S.A. Indústria e Comércio, dated June 13, 2008 — English Summary (incorporated by reference to Exhibit 4.8 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

4.9	Fourth Amendment to the Ethylene Supply Agreement between Braskem S.A. and Oxiteno Nordeste S.A. Indústria e Comércio, dated January 1, 2013 — English Summary (incorporated by reference to Exhibit 4.9 to Form 20-F of Ultrapar Participações S.A. filed on April 30, 2013).

4.10	Share Purchase Agreement between Ultrapar Participações S.A.’s subsidiary Terminal Químico de Aratu S.A. and Unipar, dated June 6, 2008, including Amendment dated September 22, 2008 — English Summary (incorporated by reference to Exhibit 4.8 to From 20-F of Ultrapar Participações S.A. filed on June 29, 2009).

4.11	Ethylene Supply Agreement between Petroquímica União S.A. and Oxiteno S.A. Indústria e Comércio, dated August 1, 2008 — English Summary (incorporated by reference to Exhibit 4.10 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

4.12	Securities Purchase Agreement entered into by and among Chevron, CBL, Galena and SBP, dated August 14, 2008 (incorporated by reference to Exhibit 4.9 to Form 20-F of Ultrapar Participações S.A. filed on June 29, 2009).

4.13	Revolving Line of Credit Agreement among Banco Nacional de Desenvolvimento Econômico e Social (BNDES), Companhia Brasileira de Petróleo Ipiranga, Companhia Ultragaz S/A, Oleoquímica Indústria e Comércio de Produtos Químicos Ltda, Oxiteno Nordeste S/A Indústria e Comércio, Tequimar — Terminal Químico de Aratu S/A, Tropical Transportes Ipiranga Ltda. and Ultrapar Participações S.A., dated December 16, 2008 — English Summary (incorporated by reference to Exhibit 4.12 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

4.14	Amendment No. 1 to Securities Purchase Agreement entered into by and among Chevron, CBL, Galena and SBP, dated March 30, 2009 (incorporated by reference to Exhibit 4.10 to Form 20-F of Ultrapar Participações S.A. filed on June 29, 2009).

4.15	Line of Credit Agreements between Banco do Brasil S.A. and Ipiranga Produtos de Petróleo S.A., each dated June 16, 2010 — English Summary (incorporated by reference to Exhibit 4.10 to Form 20-F of Ultrapar Participações S.A. filed on June 30, 2010).

4.16	Amendment to the line of Credit Agreements between Banco do Brasil S.A. and Ipiranga Produtos de Petróleo S.A., each dated February 7, 2013 — English Summary (incorporated by reference to Exhibit 4.16 to Form 20-F of Ultrapar Participações S.A. filed on April 30, 2013).

4.17	Association and Other Covenants Agreement to effect the merger of shares (incorporação de ações) of Extrafarma with Ultrapar — English Summary (incorporated by reference to Exhibit 4.17 to Form 20-F of Ultrapar Participações S.A. filed on April 30, 2014).

4.18	Protocol and Justification of Incorporação de Ações (merger of shares) issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by Ultrapar Participações S.A. (incorporated by reference to the report on Form 6-K furnished by Ultrapar Participações S.A. on December 27, 2013).

4.19	Sale and Purchase Agreement of Shares and Other Covenants for the acquisition by Ultrapar Participações S.A.and Companhia Ultragaz S.A. of the entirety of Petróleo Brasileiro S.A. –Petrobras’s equity interest in Liquigás Distribuidora S.A. – Liquigás, dated November 17, 2016 – English Summary.

4.20	Purchase and Sale Agreement of Ultrapar Participações S.A. and Ipiranga Produtos de Petróleo S.A. for the acquisition of the total share capital of Alesat Combustíveis S.A., dated June 12, 2016 –English Summary.

6.1	Statement regarding computation of earnings per share (incorporated by reference to Note 29 to our consolidated financial statements included in this annual report).

8.1	List of subsidiaries of Ultrapar (incorporated by reference to Note 3 to our consolidated financial statements included in this annual report).

11.1	Code of Ethics, amended on July 31, 2013 (incorporated by reference to the report on Form 6-K furnished by Ultrapar Participações S.A. on August 1, 2013).

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Documentation with respect to our corporate restructuring of 2002 (incorporated by reference to the reports on Form 6-K, furnished on October 15, 2002, November 1, 2002 and December 6, 2002).

15.2	Letter from Deloitte Touche Tohmatsu Auditores Independentes to the SEC, dated April 28, 2017 regarding the change in independent registered public accounting firm.

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

ULTRAPAR PARTICIPAÇÕES S.A.

By:	/S/ THILO MANNHARDT
Name:	Thilo Mannhardt
Title:	Chief Executive Officer

Date: April 28, 2017	By:	/S/ ANDRÉ PIRES DE OLIVEIRA DIAS
	Name:	André Pires de Oliveira Dias
	Title:	Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

Consolidated

Financial Statements

for the Year Ended

December 31, 2016 and

Report of Independent Registered

Public Accounting Firm

Deloitte Touche Tohmatsu Auditores Independentes

Ultrapar Participações S.A. and Subsidiaries

Consolidated Financial Statements for the Years Ended December 31, 2016

Report of Independent Registered Public Accounting Firm	3

Balance Sheets	4 – 5

Income Statements	6

Statements of Comprehensive Income	7

Statements of Changes in Equity	8 – 10

Statements of Cash Flows—Indirect Method	11 – 12

Notes to the Financial Statements	13 – 96

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Ultrapar Participações S.A.

São Paulo—SP—Brazil

We have audited the accompanying consolidated balance sheets of Ultrapar Participações S.A. and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ultrapar Participações S.A. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards—IFRS, issued by the International Accounting Standards Board—IASB.

We have also audited, in accordance with the standards of the PCAOB (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission—COSO, and our report, dated April 28, 2017, expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/    DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

April 28, 2017

Ultrapar Participações S.A. and Subsidiaries

Balance Sheets

as of December 31, 2016 and 2015

(In thousands of Brazilian Reais)

Assets	Note	2016	2015
Current assets
Cash and cash equivalents	4	4,274,158	2,702,893
Financial investments	4	1,412,587	803,304
Trade receivables, net	5	3,502,322	3,167,164
Inventories, net	6	2,761,207	2,495,237
Recoverable taxes, net	7	541,772	628,778
Dividends receivable		8,616	2,710
Other receivables		20,573	29,787
Receivables – insurer’s indemnification	33	366,678	—
Prepaid expenses, net	10	123,883	81,476

Total current assets		13,011,796	9,911,349
Non-current assets
Financial investments	4	15,104	466,965
Trade receivables, net	5	227,085	152,239
Related parties	8.a	490	490
Deferred income and social contribution taxes	9.a	417,344	306,005
Recoverable taxes, net	7	182,617	135,449
Escrow deposits	20.a	778,770	740,835
Other receivables		2,678	16,507
Prepaid expenses, net	10	222,518	146,664

		1,846,606	1,965,154
Investments
In joint-ventures	11.a	116,142	79,377
In associates	11.b	22,731	21,537
Other		2,814	2,814
Property, plant, and equipment, net	12	5,787,982	5,438,895
Intangible assets, net	13	3,371,599	3,293,935

		9,301,268	8,836,558
Total non-current assets		11,147,874	10,801,712

Total assets		24,159,670	20,713,061

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Balance Sheets

as of December 31, 2016 and 2015

(In thousands of Brazilian Reais)

Liabilities	Note	2016	2015
Current liabilities
Loans	14	1,821,398	1,048,098
Debentures	14.g	651,591	47,372
Finance leases	14.i	2,615	2,385
Trade payables	15	1,709,653	1,460,532
Salaries and related charges	16	362,718	404,313
Taxes payable	17	171,033	168,804
Dividends payable	23.g	320,883	298,791
Income and social contribution taxes payable		139,981	216,883
Post-employment benefits	18.b	24,940	13,747
Provision for asset retirement obligation	19	4,563	5,232
Provision for tax, civil, and labor risks	20.a	52,694	45,322
Payables – customers and third parties’ indemnification	33	99,863	—
Other payables		102,714	97,492
Deferred revenue	21	22,300	24,420

Total current liabilities		5,486,946	3,833,391
Non-current liabilities
Loans	14	6,800,135	5,561,401
Debentures	14.g	2,095,290	2,198,843
Finance leases	14.i	46,101	43,509
Related parties	8.a	4,272	4,372
Deferred income and social contribution taxes	9.a	7,645	13,016
Post-employment benefits	18.b	119,811	112,848
Provision for asset retirement obligation	19	73,001	69,484
Provision for tax, civil, and labor risks	20.a	727,088	684,660
Deferred revenue	21	12,510	11,036
Subscription warrants – indemnification	22	153,429	112,233
Other payables		74,884	94,139

Total non-current liabilities		10,114,166	8,905,541
Shareholders’ equity
Share capital	23.a	3,838,686	3,838,686
Capital reserve	23.c	552,038	546,607
Treasury shares	23.b	(483,879)	(490,881)
Revaluation reserve	23.d	5,339	5,590
Profit reserves	23.e	4,466,392	3,801,999
Additional dividends to the minimum mandatory dividends	23.g	165,515	157,162
Valuation adjustments	2.c; 2.o; 23.f	(23,987)	18,953
Cumulative translation adjustments	2.c; 2.r; 23.f	7,519	66,925

Shareholders’ equity attributable to:
Shareholders of the Company		8,527,623	7,945,041
Non-controlling interests in subsidiaries		30,935	29,088

Total shareholders’ equity		8,558,558	7,974,129

Total liabilities and shareholders’ equity		24,159,670	20,713,061

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Income Statements

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais, except earnings per share)

	Note	2016	2015	2014
Net revenue from sales and services	24	77,352,955	75,655,274	67,736,298
Cost of products and services sold	25	(70,342,723)	(68,933,702)	(62,304,631)

Gross profit		7,010,232	6,721,572	5,431,667
Operating income (expenses)
Selling and marketing	25	(2,651,501)	(2,516,561)	(2,158,659)
General and administrative	25	(1,445,859)	(1,321,341)	(1,130,303)
Gain (loss) on disposal of property, plant and equipment and intangibles	26	(6,134)	27,276	36,978
Other operating income, net	27	198,972	50,584	106,914

Operating income before financial income (expenses) and share of profit (loss) of joint ventures and associates		3,105,710	2,961,530	2,286,597
Financial income	28	513,243	426,429	366,009
Financial expenses	28	(1,355,819)	(1,129,767)	(811,416)
Share of profit (loss) of joint ventures and associates	11	7,476	(10,884)	(16,489)

Income before income and social contribution taxes		2,270,610	2,247,308	1,824,701

Income and social contribution taxes
Current	9.b	(899,409)	(801,959)	(615,148)
Deferred	9.b	100,505	(14,813)	(21,745)
Tax incentives	9.b; 9.c	98,912	82,436	63,405

		(699,992)	(734,336)	(573,488)
Net income for the year		1,570,618	1,512,972	1,251,213

Net income for the year attributable to:
Shareholders of the Company		1,561,585	1,503,466	1,241,563
Non-controlling interests in subsidiaries		9,033	9,506	9,650
Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	29	2.8844	2.7649	2.2753
Diluted	29	2.8626	2.7433	2.2592

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Comprehensive Income

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais)

	Note	2016	2015	2014
Net income for the year attributable to shareholders of the Company		1,561,585	1,503,466	1,241,563
Net income for the year attributable to non-controlling interests in subsidiaries		9,033	9,506	9,650

Net income for the year		1,570,618	1,512,972	1,251,213

Items that are subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments	2.c; 23.f	(34,667)	7,733	46
Cumulative translation adjustments, net of hedge of net investments in foreign operations	2.c; 2.r; 23.f	(59,406)	23,733	5,116
Items that are not subsequently reclassified to profit or loss:
Actuarial gains (losses) of post-employment benefits, net	2.o; 23.f	(8,273)	4,071	1,675

Total comprehensive income for the year		1,468,272	1,548,509	1,258,050

Total comprehensive income for the year attributable to shareholders of the Company		1,459,239	1,539,003	1,248,400
Total comprehensive income for the year attributable to non-controlling interest in subsidiaries		9,033	9,506	9,650

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais, except dividends per share)

	Note	Share capital	Capital reserve	Revaluation reserve of subsidiaries	Profit reserves			Cumulative other comprehensive income			Treasury shares	Additional dividends to the minimum mandatory dividends	Shareholders’ equity attributable to:		Consolidated shareholders’ equity
					Legal reserve	Investments statutory reserve	Retained earnings reserve	Valuation adjustments	Cumulative translation adjustments	Retained earnings			Shareholders of the Company	Non-controlling interests in subsidiaries
Balance as of December, 31 2013		3,696,773	20,246	6,107	335,099	1,038,467	1,333,066	5,428	38,076	—	(114,885)	161,584	6,519,961	26,925	6,546,886
Net income for the year		—	—	—	—	—	—	—	—	1,241,563	—	—	1,241,563	9,650	1,251,213
Other comprehensive income:
Fair value adjustments of financial instruments	2.c; 22.f	—	—	—	—	—	—	46	—	—	—	—	46	—	46
Actuarial gains of post-employment benefits, net of income taxes	2.o; 22.f	—	—	—	—	—	—	1,675	—	—	—	—	1,675	—	1,675
Currency translation of foreign subsidiaries	2.c, 2.r; 22.f	—	—	—	—	—	—	—	5,116	—	—	—	5,116	—	5,116

Total comprehensive income for the year		—	—	—	—	—	—	1,721	5,116	1,241,563	—	—	1,248,400	9,650	1,258,050
Increase in share capital	3.d; 22.a	141,913	—	—	—	—	—	—	—	—	—	—	141,913	—	141,913
Capital surplus on subscription of shares	3.d; 22.c	—	498,812	—	—	—	—	—	—	—	—	—	498,812	—	498,812
Share issue costs	22.c	—	(2,260)	—	—	—	—	—	—	—	—	—	(2,260)	—	(2,260)
Sale of treasury shares		—	30,664	—	—	—	—	—	—	—	11,867	—	42,531	—	42,531
Realization of revaluation reserve of subsidiaries	22.d	—	—	(259)	—	—	—	—	—	259	—	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	22.d	—	—	—	—	—	—	—	—	(32)	—	—	(32)	—	(32)
Transfer to investments reserve		—	—	—	—	227	—	—	—	(227)	—	—	—	—	—
Dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(2,714)	(2,714)
Acquisition of non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(106)	(106)
Additional dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(5,159)	(5,159)
Approval of additional dividends by the Shareholders’ Meeting	22.g	—	—	—	—	—	—	—	—	—	—	(161,584)	(161,584)	—	(161,584)
Allocation of net income:
Legal reserve	22.e; 22.g	—	—	—	62,078	—	—	—	—	(62,078)	—	—	—	—	—
Interim dividends (R$ 0.71 per share of the Company)	22.g	—	—	—	—	—	—	—	—	(389,554)	—	—	(389,554)	—	(389,554)
Proposed dividends (R$ 0.71 per share of the Company)	22.g	—	—	—	—	—	—	—	—	(389,164)	—	188,976	(200,188)	—	(200,188)
Retention of profits	22.e; 22.g	—	—	—	—	400,767	—	—	—	(400,767)	—	—	—	—	—

Balance as of December, 31 2014		3,838,686	547,462	5,848	397,177	1,439,461	1,333,066	7,149	43,192	—	(103,018)	188,976	7,697,999	28,596	7,726,595

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais, except dividends per share)

	Note	Share capital	Capital reserve	Revaluation reserve on subsidiaries	Profit reserves			Cumulative other comprehensive income		Retained earnings	Treasury shares	Additional dividends to the minimum mandatory dividends	Shareholders’ equity attributable to:		Consolidated shareholders’ equity
					Legal reserve	Investments statutory reserve	Retained earnings reserve	Valuation adjustments	Cumulative translation adjustments				Shareholders of the Company	Non-controlling interests in subsidiaries
Balance as of December, 31 2014		3,838,686	547,462	5,848	397,177	1,439,461	1,333,066	7,149	43,192	—	(103,018)	188,976	7,697,999	28,596	7,726,595
Net income for the year		—	—	—	—	—	—	—	—	1,503,466	—	—	1,503,466	9,506	1,512,972
Other comprehensive income:
Fair value adjustments of financial instruments	2.c; 23.f	—	—	—	—	—	—	7,733	—	—	—	—	7,733	—	7,733
Actuarial gains of post-employment benefits, net of income taxes	2.o; 23.f							4,071					4,071		4,071
Currency translation of foreign subsidiaries, including the effect of net investments hedge	2.c; 2.r; 23.f	—	—	—	—	—	—	—	23,733	—	—	—	23,733	—	23,733

Total comprehensive income for the year		—	—	—	—	—	—	11,804	23,733	1,503,466	—	—	1,539,003	9,506	1,548,509
Acquisition of own shares to beheld in treasury	23.b	—	(855)	—	—	—	—	—	—	—	(387,863)	—	(388,718)	—	(388,718)
Realization of revaluation reserve of subsidiaries	23.d	—	—	(258)	—	—	—	—	—	258	—	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	23.d	—	—	—	—	—	—	—	—	(120)	—	—	(120)	—	(120)
Transfer to investments reserve		—	—	—	—	138	—	—	—	(138)	—	—	—	—	—
Dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(2,757)	(2,757)
Acquisition of non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(9)	(9)
Additional dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(6,248)	(6,248)
Approval of additional dividends by the Shareholders’ Meeting	23.g	—	—	—	—	—	—	—	—	—	—	(188,976)	(188,976)	—	(188,976)
Allocation of net income:
Legal reserve	23.e; 23.g	—	—	—	75,173	—	—	—	—	(75,173)	—	—	—	—	—
Interim dividends (R$ 0.80 per share of the Company)	23.g	—	—	—	—	—	—	—	—	(436,842)	—	—	(436,842)	—	(436,842)
Proposed dividends (R$ 0.80 per share of the Company)	23.g	—	—	—	—	—	—	—	—	(434,467)	—	157,162	(277,305)	—	(277,305)
Retention of profits	23.e; 23.g	—	—	—	—	556,984	—	—	—	(556,984)	—	—	—	—	—

Balance as of December, 31 2015		3,838,686	546,607	5,590	472,350	1,996,583	1,333,066	18,953	66,925	—	(490,881)	157,162	7,945,041	29,088	7,974,129

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais, except dividends per share)

	Note	Share capital	Capital reserve	Revaluation reserve on subsidiaries	Profit reserves			Cumulative other comprehensive income		Retained earnings	Treasury shares	Additional dividends to the minimum mandatory dividends	Shareholders’ equity attributable to:		Consolidated shareholders’ equity
					Legal reserve	Investments statutory reserve	Retained earnings reserve	Valuation adjustments	Cumulative translation adjustments				Shareholders of the Company	Non-controlling interests in subsidiaries
Balance as of December, 31 2015		3,838,686	546,607	5,590	472,350	1,996,583	1,333,066	18,953	66,925		(490,881)	157,162	7,945,041	29,088	7,974,129
Net income for the year		—	—	—	—	—	—	—	—	1,561,585	—	—	1,561,585	9,033	1,570,618
Other comprehensive income:
Fair value adjustments of financial instruments	2.c; 23.f	—	—	—	—	—	—	(34,667)	—	—	—	—	(34,667)	—	(34,667)
Actuarial losses of post-employment benefits, net of income taxes	2.o; 23.f	—	—	—	—	—	—	(8,273)	—	—	—	—	(8,273)	—	(8,273)
Currency translation of foreign subsidiaries, including the effect of net investments hedge	2.c; 2.r; 23.f	—	—	—	—	—	—	—	(59,406)	—	—	—	(59,406)	—	(59,406)

Total comprehensive income for the year		—	—	—	—	—	—	(42,940)	(59,406)	1,561,585	—	—	1,459,239	9,033	1,468,272
Sale of treasury shares	23.b	—	5,431	—	—	—	—	—	—	—	7,002	—	12,433	—	12,433
Realization of revaluation reserve of subsidiaries	23.d	—	—	(251)	—	—	—	—	—	251	—	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	23.d	—	—							(42)			(42)		(42)
Expired dividends		—	—	—	—	—	—	—	—	9,868	—	—	9,868	—	9,868
Transfer to investments reserve		—	—			10,077				(10,077)
Additional dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(7,186)	(7,186)
Approval of additional dividends by the Shareholders’ Meeting	23.g	—	—									(157,162)	(157,162)		(157,162)
Allocation of net income:
Legal reserve	23.e; 23.g	—	—	—	78,078	—	—	—	—	(78,078)	—	—	—	—	—
Interim dividends (R$ 0.80 per share of the Company)	23.g	—	—							(434,619)			(434,619)		(434,619)
Proposed dividends (R$ 0.87 per share of the Company)	23.g	—	—	—	—	—	—	—	—	(472,650)	—	165,515	(307,135)	—	(307,135)
Retention of profits	23.e; 23.g	—	—			576,238				(576,238)

Balance as of December, 31 2016		3,838,686	552,038	5,339	550,428	2,582,898	1,333,066	(23,987)	7,519	—	(483,879)	165,515	8,527,623	30,935	8,558,558

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows—Indirect Method

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais)

	Note	2016	2015	2014
Cash flows from operating activities
Net income for the year		1,570,618	1,512,972	1,251,213
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of joint ventures and associates	11	(7,476)	10,884	16,489
Depreciation and amortization	12; 13	1,103,538	1,002,647	887,827
PIS and COFINS credits on depreciation	12; 13	12,581	12,146	12,667
Asset retirement obligation	19	(2,785)	(3,949)	(4,026)
Interest, monetary, and foreign exchange rate variations		763,793	1,582,579	964,788
Deferred income and social contribution taxes	9.b	(100,505)	14,813	21,745
(Gain) loss on disposal of property, plant and equipment and intangibles	26	6,134	(27,276)	(36,978)
Others		(6,515)	13,313	3,924
Dividends received from associates and joint-ventures		7,925	3,417	2,039
(Increase) decrease in current assets
Trade receivables	5	(326,695)	(615,381)	(212,325)
Inventories	6	(262,993)	(615,390)	(184,339)
Recoverable taxes	7	87,006	(60,141)	(106,778)
Insurance and other receivables		(309,725)	13,555	(8,209)
Prepaid expenses	10	(39,980)	(14,209)	8,116
Increase (decrease) in current liabilities
Trade payables	15	249,121	181,030	192,061
Salaries and related charges	16	(41,595)	109,734	(19,614)
Taxes payable	17	2,229	29,969	19,086
Income and social contribution taxes		567,286	504,495	437,068
Post-employment benefits	18.b	11,193	—	(503)
Provision for tax, civil, and labor risks	20.a	7,372	(18,847)	(5,137)
Insurance and other payables		56,811	29,235	(20,972)
Deferred revenue	21	(2,120)	970	568
(Increase) decrease in non-current assets
Trade receivables	5	(74,846)	(8,433)	(19,328)
Recoverable taxes	7	(47,168)	(60,045)	(38,039)
Escrow deposits		(37,935)	(44,000)	(80,639)
Other receivables		13,829	(10,675)	802
Prepaid expenses	10	(65,847)	(15,437)	461
Increase (decrease) in non-current liabilities
Post-employment benefits	18.b	(40)	10,868	9,521
Provision for tax, civil, and labor risks	20.a	42,428	61,388	(11,959)
Other payables		(19,255)	20,130	(10,814)
Deferred revenue	21	1,474	3,327	(1,425)
Income and social contribution taxes paid		(644,188)	(422,010)	(416,594)

Net cash provided by operating activities		2,513,670	3,201,679	2,650,696

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows—Indirect Method

For the years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais)

	Note	2016	2015	2014
Cash flows from investing activities
Financial investments, net of redemptions		(163,625)	573,446	(305,123)
Cash and cash equivalents of acquired subsidiaries	3.d	—	—	9,123
Acquisition of property, plant, and equipment	12	(1,015,199)	(803,503)	(705,936)
Acquisition of intangible assets	13	(651,171)	(609,600)	(608,881)
Capital increase in joint ventures	11.a	(47,281)	(41,080)	(28,500)
Proceeds from disposal of property, plant and equipment and intangibles	26	28,500	78,941	99,087

Net cash used in investing activities		(1,848,776)	(801,796)	(1,540,230)

Cash flows from financing activities
Loans and debentures
Proceeds	14	3,676,874	2,384,589	1,815,562
Repayments	14	(812,520)	(2,824,543)	(925,356)
Interest paid	14	(1,057,580)	(855,190)	(639,122)
Payments of financial lease	14.i	(5,016)	(5,174)	(5,545)
Dividends paid		(873,270)	(831,654)	(783,021)
Acquisition of non-controlling interests of subsidiaries		—	(9)	(106)
Acquisition of own shares to be held in treasury		—	(388,718)	—
Sale of treasury shares		—	—	(2,260)
Related parties		(100)	—	500

Net cash provided by (used in) financing activities		928,388	(2,520,699)	(539,348)

Effect of exchange rate changes on cash and cash equivalents in foreign currency		(22,017)	(3,660)	(19,818)

Increase (decrease) in cash and cash equivalents		1,571,265	(124,476)	551,300

Cash and cash equivalents at the beginning of the year	4	2,702,893	2,827,369	2,276,069
Cash and cash equivalents at the end of the year	4	4,274,158	2,702,893	2,827,369
Additional information—transactions that do not affect cash and cash equivalents:
Extrafarma acquisition – capital increase and subscription warrants	3.d	—	—	719,926
Extrafarma acquisition – gross debt assumed on the closing date	3.d	—	—	207,911

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”) is a publicly-traded company headquartered at the Brigadeiro Luis Antônio Avenue, 1343 in the city of Săo Paulo – SP, Brazil.

The Company engages in the investment of its own capital in services, commercial, and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas—LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”) and retail distribution of pharmaceutical, hygiene, beauty, and skincare products, through Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”). For further information about segments see Note 30.

2.	Presentation of Financial Statements and Summary of Significant Accounting Policies

The Company’s consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

All relevant specific information of the financial statements, and only this information, is being presented and correspond to that used by the Company’s and its subsidiaries’ Management.

The presentation currency of the Company’s consolidated financial statements is the Brazilian Real (“R$”), which is the Company’s functional currency.

The Company and its subsidiaries applied the accounting policies described below in a consistent manner for all years presented in the consolidated financial statements.

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

In accordance with International Accounting Standards (“IAS”) 32, IAS 39, and IFRS 7, the financial assets of the Company and its subsidiaries are classified in accordance with the following categories:

•	Measured at fair value through profit or loss: financial assets held for trading, that is, acquired or incurred principally for the purpose of selling or repurchasing in the near term, and derivatives. The balances are stated at fair value. The interest earned, the exchange variation, and changes in fair value are recognized in profit or loss.

•	Held to maturity: non-derivative financial assets with fixed or determinable payments, and fixed maturities for which the entity has the positive intention and ability to hold to maturity. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method.

•	Available for sale: non-derivative financial assets that are designated as available for sale or that are not classified into other categories at initial recognition. The balances are stated at fair value, and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and acquisition cost plus the interest earned are recognized in other comprehensive income in the “Valuation adjustments”. Accumulated gains and losses recognized in shareholders’ equity are reclassified to profit or loss in case of prepayment.

•	Loans and receivables: non-derivative financial assets with fixed or determinable payments or receipts, not quoted in an active market, except: (i) those which the entity intends to sell immediately or in the near term and which the entity classified as measured at fair value through profit or loss; (ii) those classified as available for sale; or (iii) those for which the Company may not recover substantially all of its initial investment for reasons other than credit deterioration. The interest earned and the foreign currency exchange variation are recognized in profit or loss. The balances are stated at acquisition cost plus interest, using the effective interest rate method. Loans and receivables include cash and banks, trade receivables, dividends receivable, and other trade receivables.

The Company and its subsidiaries use financial instruments for hedging purposes, applying the concepts described below:

•	Hedge accounting—fair value hedge: financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s profit or loss. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

•	Hedge accounting—cash flow hedge: financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction or firm commitment that may affect the income statements. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Valuation adjustments” while the ineffective portion is recognized in profit or loss. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall be recognized in profit or loss in the period in which the hedged item is recognized in profit or loss or as initial cost of non- financial assets, in the same line of the statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the Company cancels the hedging relationship; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in other comprehensive income in equity are reclassified to profit or loss in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in other comprehensive income in equity shall be recognized immediately in profit or loss.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

•	Hedge accounting—hedge of net investments in foreign operation: financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as cumulative translation adjustments, while the ineffective portion and the operating costs are recognized in profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in income upon disposal of the foreign operation.

For further detail on financial instruments of the Company and its subsidiaries, see Notes 4, 14, and 31.

d.	Trade Receivables

Trade receivables are recognized at the amount invoiced, adjusted to present value if applicable, and includes all direct taxes attributable to the Company and its subsidiaries. An allowance for doubtful accounts is recorded based on estimated losses and is set at an amount deemed by management to be sufficient to cover any probable loss on realization of trade receivables (see Notes 5 and 31—Customer Credit Risk).

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

There are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where there is no purchase option, or the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as cost or expense in the income statement on a straight-line basis over the term of the lease contract (see Note 32.c).

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

The Company and its subsidiaries’ financial liabilities include trade payables and other payables, loans, debentures, finance leases and derivative financial instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortized cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments, subscription warrants, and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – Fair Value Hedge). The financial liabilities at amortized cost are stated at the initial transaction amount plus related charges and net of amortization and transaction costs. The charges are recognized in profit or loss using the effective interest rate method.

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

n.	Provisions for Tax, Civil, and Labor Risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on the evaluation of the outcomes of the legal proceedings (see Note 20).

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

Foreign currency transactions carried out by the Company or its subsidiaries are remeasured into their functional currency at the exchange rate prevailing at the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated using the exchange rate at the date of the financial statements. The effect of the difference between those exchange rates is recognized in profit or loss until the conclusion of each transaction.

r.	Basis for Translation of Financial Statements of Foreign Subsidiaries

Assets and liabilities of the foreign subsidiaries, denominated in currencies other than that of the Company (functional currency: Brazilian Real), which have administrative autonomy, are translated using the exchange rate at the end of the reporting year. Revenues and expenses are translated using the average exchange rate of each year and shareholders’ equity is translated at the historic exchange rate of each transaction affecting shareholders’ equity. Gains and losses resulting from changes in these foreign investments are directly recognized in shareholders’ equity in cumulative other comprehensive income in the “cumulative translation adjustments” and will be recognized in profit or loss if these investments are disposed of. The balance in cumulative other comprehensive income and presented in the shareholders’ equity as cumulative translation adjustments in 2016 was a gain of R$ 7,519 (gain of R$ 66,925 in 2015)—see Note 23.f.

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

On March 9, 2016, the Venezuelan Central Bank issued Foreign Exchange Regulation No. 35, effective beginning March 10, 2016, altering the Venezuelan foreign exchange markets and regulating the legally recognized types of exchange rates:

a)	DIPRO—Tipo de Cambio Protegido (Exchange Protected): Bolivar (“VEF”) is traded at an exchange rate of 9.975 VEF/US$ for purchase and 10.00 VEF/US$ for sale. This rate is applied to importation of essential goods (medicines and food) and raw materials and inputs related to the production of these sectors, which transactions are channeled through CENCOEX—Centro Nacional de Comercio Exterior en Venezuela;

b)	DICOM—Tipo de Cambio Complementario Flotante de Mercado Supplemental (Floating Market Exchange): Bolivar is traded at the variable exchange rate of 673.7617 VEF/US$ for sale and reduced by 0.25% for purchase. This rate is applied to all unforeseen currency settlement transactions not expressly set forth in the Foreign Exchange Regulation, which transactions are processed through alternative currency markets.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The types of exchange rates previously regulated by the Foreign Exchange Regulation No. 33 were extinguished.

Due to the political and economic situation in Venezuela, the Company’s management reassessed the exchange rate used in the translation of financial statements and changed, on December 31, 2015, the rate from SICAD—Sistema Complementario de Administración de Divisas to SIMADI—Sistema Marginal de Divisas, due to the fact that currently this exchange rate is the one that most closely matches the best expression of the Venezuelan economy. Thus, beginning December 31, 2015, the amounts in Bolivar have been translated to the U.S. dollar at the exchange rate of SIMADI and subsequently translated into Brazilian Reais using the official exchange rate published by the Central Bank of Brazil. Due to the Foreign Exchange Regulation No. 35, beginning March 10, 2016, the Company began to use the DICOM exchange rate in the translation.

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered an extension of the activities of their parent company and are translated using the exchange rate at the end of the reporting year. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income or loss. The gain recognized in income in 2016 amounted to R$ 3,425 (R$ 6,243 gain in 2015 and R$ 2,906 gain in 2014).

s.	Use of Estimates, Assumptions and Judgments

The preparation of the financial statements requires the use of estimates, assumptions, and judgments for the accounting of certain assets, liabilities, and income. Therefore, the Company’s and subsidiaries’ management use the best information available at the time of preparation of the financial statements, as well as the experience of past and current events, also considering assumptions regarding future events. The financial statements therefore include estimates, assumptions, and judgments related mainly to determining the fair value of financial instruments (Notes 2.c, 2.k, 4, 14 and 31), the determination of the allowance for doubtful accounts (Notes 2.d, 5 and 31), the determination of provisions for losses of inventories (Notes 2.e and 6), the determination of deferred income taxes amounts (Notes 2.l and 9), the determination of control in subsidiaries (Notes 2.r and 3), the determination of joint control in joint venture (Notes 2.f and 11.a), the determination of significant influence in associates (Notes 2.f and 11.b), the determination of exchange rate used to translation of Oxiteno Andina’ information (Note 2.r), the useful lives of property, plant, and equipment (Notes 2.g and 12), the useful lives of intangible assets, and the determination of the recoverable amount of goodwill (Notes 2.i and 13), provisions for assets retirement obligations (Notes 2.m and 19), provisions for tax, civil, and labor risks (Notes 2.n and 20), estimates for the preparation of actuarial reports (Notes 2.o and 18.b) and the determination of fair value of subscription warrants – indemnification (Notes 22 and 31). The actual result of the transactions and information may differ from their estimates.

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

As of December 31, 2016, the Company recognized an impairment loss for subsidiary Oxiteno Andina (see Note 13.i).

u.	Adjustment to Present Value

The Company and its subsidiaries reviewed all items classified as non-current and, when relevant, current assets and liabilities, and did not identify the need to recognize present value adjustments.

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

The Company and its subsidiaries prepared its consolidated statements of cash flows in accordance with IAS 7—Cash Flow Statement. The Company and its subsidiaries present the interest paid on loans and debentures in financing activities.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

x.	Adoption of the Pronouncements Issued by IFRS

The following standards, amendments, and interpretations to IFRS were issued by the IASB but are not yet effective and were not adopted as of December 31, 2016:

		Effective date
•	IAS 7 – Disclosure Initiative – Amendments to IAS 7: clarifications made by the IASB related to liabilities arising from financing activities.	2017
•	IAS 12 – Recognition of Deferred Tax Assets for Unrealised Losses – Amendments to IAS 12: clarifications made by the IASB on the recognition of deferred tax assets on unrealised losses.	2017
•	IFRS 9 – Financial instrument classification and measurement: includes new requirements for the classification and measurement of financial assets and liabilities, derecognition requirements, new impairment methodology for financial instruments, and new hedge accounting guidance.	2018
•	IFRS 15—Revenue from contracts with customers: establish the principles of nature, amount, timing and uncertainty of revenue and cash flow arising from a contract with a customer.	2018
•	IFRS 16—Lease: requires lessees record, in the financial statements, a liability reflecting future payments of a lease and the right to use an asset for the lease contracts, except for certain short-term leases and low asset value contracts. The criteria for recognition and measurement of leases in the financial statements of lessors are substantially maintained.	2019

The Company is assessing the potential effects of these standards and does not expect significant impacts to the financial statements.

y.	Authorization for Issuance of the Financial Statements

These financial statements were authorized for issue by the Board of Officers on April 28, 2017.

3.	Principles of Consolidation, Investments in Subsidiaries, Acquisitions Under Approval and Business Combination – Association of Extrafarma

a)	Principles of Consolidation

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b)	Investments in Subsidiaries

The consolidated financial statements include the following direct and indirect subsidiaries:

			% interest in the share
			12/31/2016		12/31/2015
			Control		Control
	Location	Segment	Direct control	Indirect control	Direct control	Indirect control
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	100	—	100	—
am/pm Comestíveis Ltda.	Brazil	Ipiranga	—	100	—	100
Centro de Conveniências Millennium Ltda.	Brazil	Ipiranga	—	100	—	100
Icorban—Correspondente Bancário Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Trading Limited	Virgin Islands	Ipiranga	—	100	—	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	—	100	—	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Lubrificantes S.A.(1)	Brazil	Ipiranga	—	100	—	—
Companhia Ultragaz S.A.	Brazil	Ultragaz	—	99	—	99
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	—	100	—	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	—	57	—	57
LPG International Inc.	Cayman Islands	Ultragaz	—	100	—	100
Imaven Imóveis Ltda.	Brazil	Others	—	100	—	100
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	Brazil	Extrafarma	—	100	—	100
Oxiteno S.A. Indústria e Comércio	Brazil	Oxiteno	100	—	100	—
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	Oxiteno	—	99	—	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	Oxiteno	—	100	—	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	Oxiteno	—	100	—	100
Oxiteno Uruguay S.A.	Uruguay	Oxiteno	—	100	—	100
Barrington S.L.	Spain	Oxiteno	—	100	—	100
Oxiteno México S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno USA LLC	United States	Oxiteno	—	100	—	100
Global Petroleum Products Trading Corp.	Virgin Islands	Oxiteno	—	100	—	100
Oxiteno Overseas Corp.	Virgin Islands	Oxiteno	—	100	—	100
Oxiteno Andina, C.A.	Venezuela	Oxiteno	—	100	—	100
Oxiteno Europe SPRL	Belgium	Oxiteno	—	100	—	100
Oxiteno Colombia S.A.S	Colombia	Oxiteno	—	100	—	100
Oxiteno Shanghai LTD.	China	Oxiteno	—	100	—	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	Oxiteno	—	100	—	100
Ultracargo—Operações Logísticas e Participações Ltda.	Brazil	Ultracargo	100	—	100	—
Terminal Químico de Aratu S.A. – Tequimar	Brazil	Ultracargo	—	99	—	99
Ultrapar International S.A.(2)	Luxembourg	Others	100	—	—	—
SERMA—Ass. dos usuários equip. proc. de dados	Brazil	Others	—	100	—	100

The percentages in the table above are rounded.

(1)	On August 4, 2016, the Company through its subsidiary Ipiranga Produtos de Petróleo S.A. (“IPP”) entered into a joint venture agreement with Chevron Brasil Lubrificantes Ltda. (“Chevron”) to create a new company in the lubricants market. Under this agreement, the joint venture will be formed by Ipiranga’s and Chevron’s lubricants operations in Brazil. Ipiranga and Chevron will hold 56% and 44%, respectively, of the new company’s capital. On February 9, 2017, this transaction was approved without restrictions through an opinion issued by the General Superintendence (“SG”) of the Brazilian Antitrust Authority (“CADE”). On March 2, 2017, CADE issued a certificate attesting to the approval that was published on February 10, 2017. In September 2016, Ipiranga Lubrificantes S.A. was established in order to segregate Ipiranga’s lubricants operations from IPP.
(2)	In view of the Company’s international expansion plan, subsidiary Ultrapar International S.A. (“Ultrapar International”) was established in September 2016.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c)	Acquisitions Under Approval

On June 12, 2016, the Company through its subsidiary IPP entered into a sale and purchase agreement for the acquisition of 100% of Alesat Combustíveis S.A. (“ALE”) and the assets comprising its operations. The total transaction amount is R$ 2,168 million, which will be reduced by ALE’s net debt as of December 31, 2015 and is subject to working capital and net debt adjustments on the closing date of the transaction. The amount will be paid in domestic currency reduced by ALE’s net debt, by an escrow account in the amount of R$ 300 million in order to secure the payment of potential liabilities or contingencies, and by an additional amount to cover net debt and working capital adjustments. On August 3, 2016, the extraordinary general shareholders’ meeting of Ultrapar approved the transaction. The closing of the acquisition is subject to certain usual conditions precedent in transactions of similar nature, mainly the approval by CADE.

On November 17, 2016, the Company through its subsidiary Companhia Ultragaz S.A. (“Cia Ultragaz”), entered into a sale and purchase agreement for the acquisition of 100% of the capital stock of Liquigás Distribuidora S.A (“Liquigás”). The total transaction amount is R$ 2,665 million and will be adjusted by the Interbank Certificate of Deposit (“CDI”), between the execution date and transaction closing date. The amount will still be subject to adjustments related to the variations in Liquigás’ working capital and net debt between December 31, 2015 and the closing date of the transaction. On January 23, 2017, the extraordinary general shareholders’ meeting of Ultrapar approved the transaction. The closing of the acquisition is subject to certain usual conditions precedent in transactions of similar nature, mainly the approval by CADE.

d)	Business Combination – Association of Extrafarma

On January 31, 2014, Extrafarma became a wholly-owned subsidiary of Ultrapar, through the merger of the total shares issued by Extrafarma. As a result, 12,021,100 new ordinary, nominative, book-entry shares with no par value of the Company were issued, totaling an increase in equity in the amount of R$ 640,725. The Company also issued subscription warrants – working capital of up to 801,409 shares, equivalent to R$ 42,138. On December 31, 2014, the Company determined that it had a receivable in the amount of R$ 12,222 due to the adjustment of working capital, recognizing in “Other receivables” in current assets. In 2015, the final agreement of working capital and net debt was formalized in the amount of R$ 26,006, and the Company recognized a revenue of R$ 13,784 in “other operating income” (see Note 26). In addition, 7 subscription warrants – indemnification were issued, corresponding to up to 3,205,622 shares (see Note 22 for further information about subscription warrants – indemnification). This transaction did not affect the Company’s cash flow.

The purchase price is presented below:

Increase in share capital	141,913
Capital surplus on subscription of shares	498,812
Receivables—working capital adjustments	(12,222)
Subscription warrants – indemnification	91,423

Purchase price	719,926

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

	Amount	Useful life	Amortization method
Brand – Extrafarma	72,523	Indefinite	—
Loyalty program – Clube Extrafarma	31,953	4years	Straight line
Customer relationship – wholesale	17,346	10 years	Straight line
Other	517	By contract	Straight line

Total	122,339

The table below summarizes the fair value of assets acquired and liabilities assumed as of the acquisition date:

Current assets		Current liabilities
Cash and cash equivalents	9,123	Loans(1)	179,818
Trade receivables	65,104	Trade payables	118,769
Inventories	154,937	Salaries and related charges	16,539
Recoverable taxes	12,385	Income and social contribution taxes payable	3,150
Other	5,109	Deferred revenue	5,152

	246,658	Other	6,316

			329,744
Non-current assets		Non-current liabilities
Property, plant, and equipment	48,838	Loans (1)	28,093
Intangible assets	135,636	Provision for tax, civil and labor risks	65,517
Deferred income and social contribution taxes	56,408	Other	7,097

Escrow deposits	1,284		100,707
Goodwill	661,553

	903,719	Total liabilities assumed	430,451

Total assets acquired and goodwill	1,150,377	Purchase price	719,926

(1)	The gross debt assumed on the closing date amounted to R$ 207,911.

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The following summary presents the Company’s consolidated information for 2014, as if the acquisition had been completed at the beginning of that year. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, neither is an indicative of future operating results:

2014
Net revenue from sales and services	67,824,629
Operating income	2,287,695
Net income for the year	1,248,369
Earnings per share basic—whole R$ (see Note 29)	2.2701
Earnings per share diluted—whole R$ (see Note 29)	2.2540

4.	Cash and Cash Equivalents and Financial Investments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of first-rate financial institutions linked to the CDI, in repurchase agreement and in short term investments funds, whose portfolio comprised exclusively of Brazilian Federal Government bonds; (ii) outside Brazil, in certificates of deposit of first-rate financial institutions; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified in Note 31, according to their characteristics and intention of the Company and its subsidiaries.

The balance of cash, cash equivalents and financial investments amounted to R$ 5,701,849 in 2016 (R$ 3,973,162 as of December 31, 2015) and are distributed as follows:

•	Cash and Cash Equivalents

Cash and cash equivalents are considered: (i) cash and bank deposits, and (ii) highly-liquid short-term investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value.

	2016	2015
Cash and bank deposits
In local currency	47,177	92,160
In foreign currency	66,141	99,856
Financial investments considered cash equivalents
In local currency
Fixed-income securities	3,837,807	2,497,903
In foreign currency
Fixed-income securities	323,033	12,974

Total cash and cash equivalents	4,274,158	2,702,893

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

•	Financial Investments

The financial investments of the Company and its subsidiaries, which are not classified as cash and cash equivalents, are distributed as follows:

	2016	2015
Financial investments
In local currency
Fixed-income securities and funds	1,174,458	801,587
In foreign currency
Fixed-income securities and funds	34,775	35,013
Currency and interest rate hedging instruments (a)	218,458	433,669

Total financial investments	1,427,691	1,270,269

Current	1,412,587	803,304

Non-current	15,104	466,965

(a)	Accumulated gains, net of income tax (see Note 31).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

5.	Trade Receivables

The composition of trade receivables is as follows:

	2016	2015
Domestic customers	3,315,783	2,971,019
Reseller financing—Ipiranga	466,277	350,119
Foreign customers	180,679	199,081
(-) Allowance for doubtful accounts	(233,332)	(200,816)

Total	3,729,407	3,319,403

Current	3,502,322	3,167,164

Non-current	227,085	152,239

Reseller financing is provided for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market.

The breakdown of trade receivables, gross of allowance for doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
2016	3,962,739	3,326,934	167,790	44,152	23,738	60,150	339,975
2015	3,520,219	3,080,681	113,136	22,834	13,473	30,411	259,684

Movements in the allowance for doubtful accounts are as follows:

Balance in 2013	147,080
Initial balance of Extrafarma (January 31, 2014)	6,964
Additions	26,864
Write-offs	(2,464)

Balance in 2014	178,444
Additions	44,380
Write-offs	(22,008)

Balance in 2015	200,816
Additions	48,402
Write-offs	(15,886)

Balance in 2016	233,332

For further information about allowance for doubtful accounts see Note 31 – Customer credit risk.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

6.	Inventories

The composition of inventories is as follows:

	2016			2015
	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance
Finished goods	425,335	(19,801)	405,534	400,994	(7,649)	393,345
Work in process	2,011	—	2,011	1,723	—	1,723
Raw materials	246,974	(1,147)	245,827	257,700	(1,026)	256,674
Liquefied petroleum gas (LPG)	71,466	(5,761)	65,705	58,875	(5,761)	53,114
Fuels, lubricants, and greases	1,317,042	(2,851)	1,314,191	1,205,598	(729)	1,204,869
Consumable materials and other items for resale	138,610	(7,619)	130,991	103,013	(9,259)	93,754
Pharmaceutical, hygiene, and beauty products	352,187	(9,985)	342,202	303,603	(9,568)	294,035
Advances to suppliers	228,871	—	228,871	171,726	—	171,726
Properties for resale	25,982	(107)	25,875	25,997	—	25,997

	2,808,478	(47,271)	2,761,207	2,529,229	(33,992)	2,495,237

Movements in the provision for losses are as follows:

Balance in 2013	15,238
Initial balance of Extrafarma (January 31, 2014)	27,689
Additions to net realizable value adjustment	2,637
Additions to obsolescence and other losses	761

Balance in 2014	46,325
Additions to net realizable value adjustment	2,003
Reversals of obsolescence and other losses	(14,336)

Balance in 2015	33,992
Additions to net realizable value adjustment	12,393
Additions of obsolescence and other losses	886

Balance in 2016	47,271

The breakdown of provisions for losses related to inventories is shown in the table below:

	2016	2015
Net realizable value adjustment	26,530	14,137
Obsolescence and other losses	20,741	19,855

Total	47,271	33,992

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

7.	Recoverable Taxes

Recoverable taxes are substantially represented by credits of State VAT (ICMS), Contribution for Social Security Financing (COFINS), Social Integration Program (PIS), Income Tax (IRPJ), and Social Contribution (CSLL).

	2016	2015
IRPJ and CSLL	195,276	197,890
ICMS	459,255	350,325
Provision for ICMS losses(1)	(68,683)	(64,891)
PIS and COFINS	109,552	248,254
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno Andina, Oxiteno Uruguay and Ultrapar International	22,121	22,791
Excise tax—IPI	3,121	4,542
Others	3,747	5,316

Total	724,389	764,227

Current	541,772	628,778

Non-current	182,617	135,449

(1)	The provision for ICMS losses relates to tax credits that the subsidiaries believe will not be utilized or offset in the future, based on its estimative, and its movements are as follows:

Balance in 2013	65,180
Initial balance of Extrafarma (January 31, 2014)	20,888
Write-offs, additions and reversals, net	(18,411)
Balance in 2014	67,657
Write-offs, additions and reversals, net	(2,766)

Balance in 2015	64,891
Write-offs, additions and reversals, net	3,792

Balance in 2016	68,683

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

8.	Related Parties

a.	Related Parties

Balances and transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in this note. The balances and transactions between the Company and its subsidiaries with other related parties are disclosed below:

	Loans		Commercial transactions
	Assets	Liabilities	Receivables(1)	Payables(1)
Oxicap Indústria de Gases Ltda.	—	—	—	1,534
Química da Bahia Indústria e Comércio S.A.	—	2,946	—	—
ConectCar Soluções de Mobilidade Eletrônica S.A.	—	—	7,259	5,820
Refinaria de Petróleo Riograndense S.A.	—	—	—	18,186
Others	490	1,326	—	—

Total in 2016	490	4,272	7,259	25,540

	Loans		Commercial transactions
	Assets	Liabilities	Receivables(1)	Payables(1)
Oxicap Indústria de Gases Ltda.	—	—	—	1,506
Química da Bahia Indústria e Comércio S.A.	—	3,046	—	—
ConectCar Soluções de Mobilidade Eletrônica S.A.	—	—	12,553	6,562
Refinaria de Petróleo Riograndense S.A.	—	—	—	23,784
Others	490	1,326	—	—

Total in 2015	490	4,372	12,553	31,852

(1)	Included in “trade receivables” and “trade payables,” respectively.

	Commercial transactions
	Sales and services	Purchases
Oxicap Indústria de Gases Ltda	6	18,079
Refinaria de Petróleo Riograndense S.A.	—	958,007
ConectCar Soluções de Mobilidade Eletrônica S.A.	13,329	1,424

Total in 2016	13,335	977,510

	Commercial transactions
	Sales and services	Purchases
Oxicap Indústria de Gases Ltda.	6	12,353
Refinaria de Petróleo Riograndense S.A.	—	615,014
ConectCar Soluções de Mobilidade Eletrônica S.A.	18,205	—

Total in 2015	18,211	627,367

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

The Company and its subsidiaries recognized expenses for compensation of its key executives (Company’s directors and executive officers) as shown below:

	2016	2015	2014
Short-term compensation	40,306	37,759	30,187
Stock compensation	5,427	6,126	5,462
Post-employment benefits	3,336	2,936	3,660
Long-term compensation	2,473	2,302	1,684

Total	51,542	49,123	40,993

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Deferred Stock Plan

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

The table below summarizes shares granted to the Company and its subsidiaries’ management:

Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
March 4, 2016	190,000	2021 to 2023	65.43	17,147	(2,427)	14,720
December 9, 2014	590,000	2019 to 2021	50.64	41,210	(14,582)	26,628
March 5, 2014	83,400	2019 to 2021	52.15	5,999	(2,887)	3,112
February 3, 2014	150,000	2018 to 2020	55.36	11,454	(6,867)	4,587
November 7, 2012	320,000	2017 to 2019	42.90	19,098	(13,563)	5,535
December 14, 2011	80,000	2016 to 2018	31.85	5,272	(4,522)	750
November 10, 2010	86,672	2015 to 2017	26.78	9,602	(9,221)	381
December 16, 2009	—	2014 to 2016	20.75	7,155	(7,155)	—
November 9, 2006	—	2016	11.62	3,322	(3,322)	—

	1,500,072			120,259	(64,546)	55,713

In 2016, the amortization in the amount of R$ 18,372 (R$ 16,935 in 2015 and R$ 12,289 in 2014) was recognized as a general and administrative expense.

The table below summarizes the changes of number of shares granted:

Balance in 2014	2,212,864
Shares vested and transferred	(455,600)
Cancellation of granted shares due to termination of executive employment	(30,000)

Balance in 2015	1,727,264
Shares granted on March 4, 2016	190,000
Shares vested and transferred	(417,192)

Balance in 2016	1,500,072

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

9.	Income and Social Contribution Taxes

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

	2016	2015
Assets—Deferred income and social contribution taxes on:
Provision for impairment of assets	46,254	41,428
Provisions for tax, civil, and labor risks	163,096	140,707
Provision for post-employment benefits	54,185	42,297
Provision for differences between cash and accrual basis	18,452	989
Goodwill	17,823	33,894
Business combination – fiscal basis vs. accounting basis of goodwill	68,064	72,691
Provision for asset retirement obligation	23,419	22,418
Other provisions	136,463	145,336
Tax losses and negative basis for social contribution carryforwards (d)	78,682	59,233

Total	606,438	558,993
Offset the liabilities balance (*)	(189,094)	(252,988)

Net balance of assets	417,344	306,005

Liabilities—Deferred income and social contribution taxes on:
Revaluation of property, plant, and equipment	2,640	2,887
Lease	3,899	4,426
Provision for differences between cash and accrual basis	59,264	184,951
Provision for goodwill/negative goodwill	74,895	17,794
Business combination – fair value of assets	46,202	47,110
Temporary differences of foreign subsidiaries	2,290	2,855
Other provisions	7,549	5,981

Total	196,739	266,004
Offset the assets balance (*)	(189,094)	(252,988)

Net balance of liabilities	7,645	13,016

(*)	The balances of the assets and liabilities of 2015 were reclassified to maintain comparability and consistency with the criteria of 2016 to offset deferred income tax and social contribution assets against deferred income tax and social contribution liabilities, in the same taxable entity and the same taxation authority as shown below.

	2015
	Amounts previously presented	Reclassification	Amounts reclassified
Assets—Deferred income and social contribution taxes	558,993	(252,988)	306,005
Liabilities—Deferred income and social contribution taxes	266,004	(252,988)	13,016

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	2016	2015	2014
Initial balance	292,989	309,726	274,633
Deferred IRPJ and CSLL recognized in income of the year	100,505	(14,813)	(21,745)
Deferred IRPJ and CSLL recognized in other comprehensive income	18,938	(2,250)	(863)
Deferred IRPJ and CSLL recognized in business combinations	—	—	56,408
Others	(2,733)	326	1,293

Final balance	409,699	292,989	309,726

The estimated recovery of deferred tax assets relating to IRPJ and CSLL is stated as follows:

Up to 1 Year	153,365
From 1 to 2 Years	81,719
From 2 to 3 Years	67,003
From 3 to 5 Years	138,295
From 5 to 7 Years	109,636
From 7 to 10 Years	56,420

606,438

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Reconciliation of Income and Social Contribution Taxes

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	2016	2015	2014
Income before taxes and share of profit (loss) of joint ventures, and associates	2,263,134	2,258,192	1,841,190
Statutory tax rates—%	34	34	34

Income and social contribution taxes at the statutory tax rates	(769,466)	(767,785)	(626,005)

Adjustments to the statutory income and social contribution taxes:
Nondeductible expenses (i)	(57,961)	(70,540)	(26,519)
Nontaxable revenues (ii)	7,561	3,753	2,596
Adjustment to estimated income (iii)	14,218	12,926	13,638
Interest on equity (iv)	(364)	—	—
Other adjustments	7,108	4,874	(603)

Income and social contribution taxes before tax incentives	(798,904)	(816,772)	(636,893)

Tax incentives—SUDENE	98,912	82,436	63,405

Income and social contribution taxes in the income statement	(699,992)	(734,336)	(573,488)

Current	(899,409)	(801,959)	(615,148)
Deferred	100,505	(14,813)	(21,745)
Tax incentives—SUDENE	98,912	82,436	63,405
Effective IRPJ and CSLL rates—%	30.9	32.5	31.1

(i)	Nondeductible expenses consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, negative effects of foreign subsidiaries and certain provisions;
(ii)	Nontaxable revenues consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes and the reversal of certain provisions;
(iii)	Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 78 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution taxes are calculated on a basis equal to 32% of operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries; and
(iv)	Interest on equity is an option set forth in the Brazilian corporate law to distribute profits to shareholders, calculated based on the long-term interest rate (“TJLP”), which does not affect the income statement, but is deductible for purposes of IRPJ and CSLL.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Tax Incentives—SUDENE

The following subsidiaries are entitled to federal tax benefits providing for IRPJ reduction under the program for development of northeastern Brazil operated by the Superintendency for the Development of the Northeast (“SUDENE”):

Subsidiary	Units	Incentive—%	Expiration
Bahiana Distribuidora de Gás Ltda.	Aracaju base	75	2017
	Suape base	75	2018
	Mataripe base(1)	75	2024
	Caucaia base(2)	75	2025
Terminal Químico de Aratu S.A. – Tequimar	Suape terminal	75	2020
	Aratu terminal	75	2022
	Itaqui terminal(3)	75	2025
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Camaçari plant	75	2021
Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant(4)	75	2016

(1)	Due to modernization realized in the Mataripe base, SUDENE approved the 75% income tax reduction until 2024 through an appraisal report issued on December 30, 2015. On January 19, 2016, the constitutive benefit appraisal report was forwarded to the Brazilian Federal Revenue Service for approval within a term of 120 days. As a result of the expiration of the statutes of limitation for the Brazilian Federal Revenue Service to approve the constitutive benefit appraisal report, the income tax reduction was recognized by the subsidiary in the income statement in 2016, in the total amount of R$ 11,676 with retroactive effect to January 2015.
(2)	Due to modernization realized in the Caucaia base, SUDENE approved the 75% income tax reduction until 2025 through an appraisal report issued on June 1, 2016. On June 15, 2016, the constitutive benefit appraisal report was forwarded to the Brazilian Federal Revenue Service for approval within a term of 120 days. As a result of the expiration of the statutes of limitation for the Brazilian Federal Revenue Service to approve the constitutive benefit appraisal report, the income tax reduction was recognized by the subsidiary in the income statement in 2016, in the total amount of R$ 4,192 with retroactive effect to January 2016.
(3)	Due to the implementation of the Itaqui Terminal, in São Luis – Maranhão, SUDENE approved the 75% income tax reduction until 2025 through an appraisal report issued on November 4, 2016. On November 28, 2016, the constitutive benefit appraisal report was forwarded to the Brazilian Federal Revenue Service for approval within a term of 120 days.
(4)	On April 10, 2017, the subsidiary requested to SUDENE the extension of recognition of the tax incentive for another 10 years.

d.	Income and Social Contribution Taxes Carryforwards

In 2016, certain subsidiaries of the Company had tax loss carryforwards related to income tax (IRPJ) of R$ 236,956 (R$ 190,359 in 2015) and negative basis of CSLL of R$ 216,036 (R$ 129,368 in 2015), whose compensations are limited to 30% of taxable income in a given tax year, which do not expire. Based on these values, the Company and its subsidiaries recognized deferred income and social contribution tax assets in the amount of R$ 78,682 in 2016 (R$ 59,233 in 2015).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

10.	Prepaid expenses

	2016	2015
Rents	196,944	114,439
Deferred Stock Plan, net (see Note 8.c)	44,719	45,889
Advertising and publicity	37,833	25,195
Insurance premiums	46,896	24,644
Software maintenance	12,478	8,937
Purchases of meal and transportation tickets	1,526	1,757
Taxes and other prepaid expenses	6,005	7,279

	346,401	228,140

Current	123,883	81,476

Non-current	222,518	146,664

11.	Investments

a.	Joint Ventures

The Company holds an interest in Refinaria de Petróleo Riograndense (“RPR”), which is primarily engaged in oil refining.

The subsidiary Ultracargo – Operações Logísticas e Participações Ltda. (“Ultracargo Participações”) holds an interest in União Vopak – Armazéns Gerais Ltda. (“União Vopak”), which is primarily engaged in liquid bulk storage in the port of Paranaguá.

The subsidiary IPP holds an interest in ConectCar, established in November 2012, which is primarily engaged in electronic payment of tolls and parking in the States of Alagoas, Bahia, Ceará, Espírito Santo, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Paraná, Pernambuco, Rio de Janeiro, Rio Grande do Sul, Santa Catarina, São Paulo and Distrito Federal, and in the electronic fuel payment segment throughout the Brazilian territory.

These investments are accounted for under the equity method of accounting based on their financial statements of 2016.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in joint ventures are as follows:

	Movements in investments
	União Vopak	RPR	ConectCar	Total
Balance in 2013	5,916	22,751	15,719	44,386
Capital increase	—	—	28,500	28,500
Valuation adjustments	—	1,375	—	1,375
Share of profit (loss) of joint ventures	181	(50)	(18,747)	(18,616)
Dividends received	(1,137)	—	—	(1,137)

Balance in 2014	4,960	24,076	25,472	54,508
Capital increase	—	—	37,080	37,080
Advance for Future Capital Increase	—	—	4,000	4,000
Valuation adjustments	—	1,535	—	1,535
Share of profit (loss) of joint ventures	699	8,248	(23,234)	(14,287)
Dividends received	(1,114)	(2,345)	—	(3,459)

Balance in 2015	4,545	31,514	43,318	79,377
Capital increase	—	—	47,281	47,281
Valuation adjustments	—	(2,935)	—	(2,935)
Share of profit (loss) of joint ventures	(27)	29,745	(24,384)	5,334
Dividends received	—	(12,915)	—	(12,915)

Balance in 2016	4,518	45,409	66,215	116,142

The table below presents the full amounts of balance sheets and income statements of joint ventures:

	2016
	União Vopak	RPR	ConectCar
Current assets	4,228	286,916	93,634
Non-current assets	6,383	116,931	116,243
Current liabilities	700	198,619	77,448
Non-current liabilities	876	68,467	—
Shareholders’ equity	9,035	136,761	132,429
Net revenue from sales and services	12,030	1,490,516	30,058
Costs, operating expenses and income	(12,430)	(1,361,551)	(105,800)
Net financial income and income and social contribution taxes	346	(39,379)	26,974
Net income (loss)	(54)	89,586	(48,768)
Number of shares or units held	29,995	5,078,888	145,860,500
% of capital held	50	33	50

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	2015
	União Vopak	RPR	ConectCar
Current assets	3,360	234,094	59,599
Non-current assets	7,300	114,123	85,195
Current liabilities	1,570	176,134	62,158
Non-current liabilities	—	77,172	—
Shareholders’ equity	9,090	94,911	82,636
Costs, operating expenses and income	(10,198)	(926,392)	(89,431)
Net financial income and income and social contribution taxes	(430)	(20,768)	24,553
Net income (loss)	1,398	27,647	(46,468)
Number of shares or units held	29,995	5,078,888	94,579,500
% of capital held	50	33	50

The percentages in the table above are rounded.

	2014
	União Vopak	RPR	ConectCar
Current assets	2,762	160,789	38,852
Non-current assets	8,066	102,738	53,236
Current liabilities	908	101,083	41,143
Non-current liabilities	—	89,935	—
Shareholders’ equity	9,920	72,509	50,945
Net revenue from sales and services	10,490	233,308	9,981
Costs and operating expenses	(10,114)	(232,634)	(66,797)
Net financial income and income and social contribution taxes	(14)	(825)	19,323
Net income (loss)	362	(151)	(37,493)
Number of shares or units held	29,995	5,078,888	57,500,000
% of capital held	50	33	50

The percentages in the table above are rounded.

b.	Associates

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A., which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. Indústria e Comércio (“Oxiteno S.A”) holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders in the Mauá petrochemical complex.

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The investment of subsidiary Oxiteno S.A. in the associate Oxicap is accounted for under the equity method of accounting based on its financial information as of November 30, 2016, while the other associates are valued based on the financial statements of 2016.

Balances and changes in associates are as follows:

	Movements in investments
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.		Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Total
Balance in 2013	5,962	2,144		3,635	—	11,741
Dividends received	(725)	—		—	—	(725)
Share of profit of associates	975	946		41	165	2,127

Balance in 2014	6,212	3,090		3,676	165	13,143
Capital increase	—	10,368	(1)	—	—	10,368
Dividends received	(1,924)	(3,453)		—	—	(5,377)
Share of profit (loss) of associates	1,455	1,995		8	(55)	3,403

Balance in 2015	5,743	12,000		3,684	110	21,537
Dividends received	(948)	—		—	—	(948)
Share of profit (loss) of associates	1,206	981		(6)	(39)	2,142

Balance in 2016	6,001	12,981		3,678	71	22,731

(1)	In 2015, Oxicap’s shareholders realized a capital increase and Oxiteno S.A. reduced its stake from 25% to 15% approximately.

The table below presents the full amounts of balance sheets and income statements of associates:

	2016
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	7,524	28,358	220	169	1,178
Non-current assets	17,570	70,034	10,246	1,682	2,821
Current liabilities	759	7,125	1	21	53
Non-current liabilities	332	5,226	3,109	1,616	1,667
Shareholders’ equity	24,003	86,041	7,356	214	2,279
Net revenue from sales and services	9,955	52,751	—	—	—
Costs, operating expenses and income	(5,194)	(39,539)	(60)	(189)	574
Net financial income and income and social contribution taxes	63	(6,837)	49	(19)	68
Net income (loss)	4,824	6,375	(11)	(208)	642
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	2015
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	5,175	13,390	73	759	691
Non-current assets	18,773	79,203	10,403	1,681	2,830
Current liabilities	644	8,682	—	403	101
Non-current liabilities	332	4,371	3,109	1,708	1,777
Shareholders’ equity	22,972	79,540	7,367	329	1,643
Net revenue from sales and services	10,628	42,799	—	—	—
Costs, operating expenses and income	(4,703)	(14,050)	(34)	(172)	1,792
Net financial income and income and social contribution taxes	(7)	(9,973)	49	8	14
Net income (loss)	5,918	18,776	15	(164)	1,806
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

The percentages in the table above are rounded.

	2014
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	5,832	12,434	103	923	231
Non-current assets	19,978	77,199	10,358	1,682	2,830
Current liabilities	632	2,771	—	403	80
Non-current liabilities	332	74,502	3,109	1,708	3,144
Shareholders’ equity	24,846	12,360	7,352	494	(163)
Net revenue from sales and services	8,525	32,972	—	—	—
Costs, operating expenses, and income	(4,543)	(27,174)	(45)	344	442
Net financial income and income and social contribution taxes	(84)	(2,013)	127	990	(13)
Net income for the period	3,898	3,785	82	1,334	429
Number of shares or units held	20,124,996	156	1,493,120	3,000	1,384,308
% of capital held	25	25	50	33	33

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

12.	Property, Plant, and Equipment

Balances and changes in property, plant, and equipment are as follows:

	Weighted average useful life (years)	Balance in 2015	Additions	Depreciation	Transfer	Write- offs and disposals	Effect of foreign currency exchange rate variation	Balance in 2016
Cost:
Land	—	524,159	157	—	218	(202)	(3,757)	520,575
Buildings	30	1,382,603	11,597	—	68,989	(281)	(22,704)	1,440,204
Leasehold improvements	9	701,183	11,109	—	87,312	(3,078)	(5)	796,521
Machinery and equipment	13	3,991,839	117,157	—	164,883	(10,209)	(38,614)	4,225,056
Automotive fuel/lubricant distribution equipment and facilities	14	2,282,462	113,162	—	56,213	(22,758)	—	2,429,079
LPG tanks and bottles	11	541,351	107,582	—	1,435	(30,857)	—	619,511
Vehicles	7	258,776	25,882	—	5,559	(18,575)	(509)	271,133
Furniture and utensils	10	170,695	27,319	—	8,955	(1,315)	(1,104)	204,550
Construction in progress	—	437,533	487,651	—	(384,335)	(535)	(17,029)	523,285
Advances to suppliers	—	12,125	102,465	—	(13,781)	—	(4,386)	96,423
Imports in progress	—	1,201	8,007	—	(8,895)	—	(255)	58
IT equipment	5	260,685	27,574	—	3,448	(1,561)	(1,441)	288,705

		10,564,612	1,039,662	—	(9,999)	(89,371)	(89,804)	11,415,100

Accumulated depreciation:
Buildings		(591,831)	—	(43,778)	13	151	2,537	(632,908)
Leasehold improvements		(359,117)	—	(55,913)	339	2,235	7	(412,449)
Machinery and equipment		(2,241,244)	—	(242,419)	3,099	9,536	(3,476)	(2,474,504)
Automotive fuel/lubricant distribution equipment and facilities		(1,270,797)	—	(130,613)	—	18,341	—	(1,383,069)
LPG tanks and bottles		(249,234)	—	(40,941)	—	13,761	—	(276,414)
Vehicles		(92,457)	—	(19,991)	—	11,234	132	(101,082)
Furniture and utensils		(110,259)	—	(11,146)	5	868	(215)	(120,747)
IT equipment		(203,793)	—	(19,225)	(3)	1,488	1,112	(220,421)

		(5,118,732)	—	(564,026)	3,453	57,614	97	(5,621,594)

Provision for losses:
Advances to suppliers		(83)	—	—	—	—	—	(83)
Land		(197)	—	—	—	—	—	(197)
Leasehold improvements		(659)	(4)	—	—	—	103	(560)
Machinery and equipment		(4,739)	(281)	—	—	325	348	(4,347)
Automotive fuel/lubricant distribution equipment and facilities		(1,306)	—	—	—	970	—	(336)
Furniture and utensils		(1)	—	—	—	—	—	(1)

		(6,985)	(285)	—	—	1,295	451	(5,524)

Net amount		5,438,895	1,039,377	(564,026)	(6,546)	(30,462)	(89,256)	5,787,982

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance in 2014	Additions	Depreciation	Transfer	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance in 2015
Cost:
Land	—	476,107	45,843	—	3,077	(4,947)	4,079	524,159
Buildings	31	1,275,728	14,521	—	86,725	(4,060)	9,689	1,382,603
Leasehold improvements	11	631,342	17,825	—	55,615	(3,599)	—	701,183
Machinery and equipment	13	3,909,475	99,038	—	108,286	(12,300)	(112,660)	3,991,839
Automotive fuel/lubricant distribution equipment and facilities	14	2,096,563	121,746	—	81,386	(17,233)	—	2,282,462
LPG tanks and bottles	12	494,691	83,608	—	2,777	(39,725)	—	541,351
Vehicles	7	244,467	21,883	—	11,358	(18,341)	(591)	258,776
Furniture and utensils	9	156,115	14,198	—	4,888	(440)	(4,066)	170,695
Construction in progress	—	372,974	373,774	—	(337,967)	(2,550)	31,302	437,533
Advances to suppliers	—	19,527	10,685	—	(18,095)	—	8	12,125
Imports in progress	—	59	1,959	—	(817)	—	—	1,201
IT equipment	5	239,930	24,255	—	1,124	(4,810)	186	260,685

		9,916,978	829,335	—	(1,643)	(108,005)	(72,053)	10,564,612

Accumulated depreciation:
Buildings		(565,308)	—	(40,766)	15	1,919	12,309	(591,831)
Leasehold improvements		(313,647)	—	(48,132)	1	2,661	—	(359,117)
Machinery and equipment		(2,158,390)	—	(234,792)	(240)	9,005	143,173	(2,241,244)
Automotive fuel/lubricant distribution equipment and facilities		(1,164,074)	—	(116,010)	—	9,287	—	(1,270,797)
LPG tanks and bottles		(231,001)	—	(34,392)	(136)	16,295	—	(249,234)
Vehicles		(90,004)	—	(15,769)	369	12,126	821	(92,457)
Furniture and utensils		(105,483)	—	(10,050)	—	323	4,951	(110,259)
IT equipment		(189,859)	—	(16,872)	(7)	3,667	(722)	(203,793)

		(4,817,766)	—	(516,783)	2	55,283	160,532	(5,118,732)

Provision for losses:
Advances to suppliers		—	(83)	—	—	—	—	(83)
Land		(197)	—	—	—	—	—	(197)
Leasehold improvements		(462)	—	—	—	2	(199)	(659)
Machinery and equipment		(5,895)	(1,137)	—	—	2,964	(671)	(4,739)
Automotive fuel/lubricant distribution equipment and facilities		—	(1,342)	—	—	36	—	(1,306)
IT equipment		(683)	—	—	—	683	—	—
Furniture and utensils		(4)	(1)	—	—	4	—	(1)

		(7,241)	(2,563)	—	—	3,689	(870)	(6,985)

Net amount		5,091,971	826,772	(516,783)	(1,641)	(49,033)	87,609	5,438,895

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance in 2013	Additions	Depreciation	Transfer	Write–offs and disposals	Opening balance of Extrafarma(1)	Effect of foreign currency exchange rate variation	Balance in 2014
Cost:
Land	—	458,619	6,586	—	16,126	(6,668)	—	1,444	476,107
Buildings	30	1,219,746	8,781	—	53,395	(11,189)	—	4,995	1,275,728
Leasehold improvements	11	549,841	9,104	—	51,047	(1,634)	23,023	(39)	631,342
Machinery and equipment	13	3,745,901	81,454	—	77,810	(6,957)	6,365	4,902	3,909,475
Automotive fuel/lubricant distribution equipment and facilities	14	1,939,720	103,387	—	76,431	(22,975)	—	—	2,096,563
LPG tanks and bottles	12	460,596	85,958	—	—	(51,863)	—	—	494,691
Vehicles	8	213,635	25,207	—	18,642	(18,668)	5,554	97	244,467
Furniture and utensils	9	126,758	13,094	—	2,116	(1,030)	14,923	254	156,115
Construction in progress	—	302,076	328,034	—	(266,699)	(1,150)	6,752	3,961	372,974
Advances to suppliers	—	27,558	26,320	—	(32,100)	(2,251)	—	—	19,527
Imports in progress	—	130	1,723	—	(1,690)	—	—	(104)	59
IT equipment	5	206,286	25,830	—	714	(1,556)	8,683	(27)	239,930

		9,250,866	715,478	—	(4,208)	(125,941)	65,300	15,483	9,916,978

Accumulated depreciation:
Buildings		(533,776)	—	(37,671)	(26)	6,171	—	(6)	(565,308)
Leasehold improvements		(269,598)	—	(40,367)	(280)	1,146	(4,585)	37	(313,647)
Machinery and equipment		(1,939,238)	—	(226,811)	312	5,875	(1,756)	3,228	(2,158,390)
Automotive fuel/lubricant distribution equipment and facilities		(1,066,425)	—	(115,095)	2	17,444	—	—	(1,164,074)
LPG tanks and bottles		(221,321)	—	(29,653)	—	19,973	—	—	(231,001)
Vehicles		(87,860)	—	(12,509)	—	12,922	(2,503)	(54)	(90,004)
Furniture and utensils		(93,246)	—	(9,449)	(3)	902	(3,624)	(63)	(105,483)
IT equipment		(173,942)	—	(13,206)	(37)	1,417	(3,994)	(97)	(189,859)

		(4,385,406)	—	(484,761)	(32)	65,850	(16,462)	3,045	(4,817,766)

Provision for losses:
Land		(197)	—	—	—	—	—	—	(197)
Leasehold improvements		—	(459)	—	—	—	—	(3)	(462)
Machinery and equipment		(5,027)	(1,451)	—	—	592	—	(9)	(5,895)
IT equipment		(6)	(677)	—	—	—	—	—	(683)
Furniture and utensils		(5)	—	—	—	1	—	—	(4)

		(5,235)	(2,587)	—	—	593	—	(12)	(7,241)

Net amount		4,860,225	712,891	(484,761)	(4,240)	(59,498)	48,838	18,516	5,091,971

(1)	For further information about the Extrafarma acquisition, see Note 3.d).

Construction in progress relates substantially to expansions, renovations, construction and upgrade of industrial facilities, terminals, stores, service stations and distribution bases.

Advances to suppliers of property, plant, and equipment relate basically to manufacturing of assets for expansion of plants, terminals, stores and bases, and acquisition of real estate.

44

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

13.	Intangible Assets

Balances and changes in intangible assets are as follows:

	Weighted average useful life (years)	Balance in 2015	Additions	Amortization	Transfer	Write- offs and disposals	Effect of foreign currency exchange rate variation	Balance in 2016
Cost:
Goodwill (i)	—	1,456,179	—	—	—	(1,695)	—	1,454,484
Software (ii)	5	539,522	99,734		7,601	(7)	(5,159)	641,691
Technology (iii)	5	32,617	—	—	—	—	—	32,617
Commercial property rights (iv)	10	36,588	7,303	—		(633)	—	43,258
Distribution rights (v)	5	3,278,487	543,527	—	(170,698)	—	—	3,651,316
Brands (vi)	—	120,944	—	—	—	—	(8,008)	112,936
Others (vii)	4	46,951	607	—	(5,960)	(980)	(1,446)	39,172

		5,511,288	651,171	—	(169,057)	(3,315)	(14,613)	5,975,474

Accumulated amortization:
Software		(350,760)	—	(49,380)	(2)	7	3,433	(396,702)
Technology		(31,256)	—	(1,213)	—	—	—	(32,469)
Commercial property rights		(16,979)	—	(3,148)	—	559	—	(19,568)
Distribution rights		(1,802,989)	—	(493,348)	164,511	—	—	(2,131,826)
Others		(15,369)	—	(7,835)	(83)	—	(23)	(23,310)

		(2,217,353)	—	(554,924)	164,426	566	3,410	(2,603,875)

		3,293,935	651,171	(554,924)	(4,631)	(2,749)	(11,203)	3,371,599

	Weighted average useful life (years)	Balance in 2014	Additions	Amortization	Transfer	Write- offs and disposals	Effect of foreign currency exchange rate variation	Balance in 2015
Cost:
Goodwill (i)	—	1,456,179	—	—	—	—	—	1,456,179
Software (ii)	5	451,936	82,612	—	453	(59)	4,580	539,522
Technology (iii)	5	32,617	—	—	—	—	—	32,617
Commercial property rights (iv)	10	31,881	4,994	—	—	(287)	—	36,588
Distribution rights (v)	5	2,762,985	515,502	—	—	—	—	3,278,487
Brands (vi)	—	105,458	—	—	2	—	15,484	120,944
Others (vii)	4	38,606	6,492	—	(79)	—	1,932	46,951

		4,879,662	609,600	—	376	(346)	21,996	5,511,288

Accumulated amortization:
Software		(303,780)	—	(44,346)	—	59	(2,693)	(350,760)
Technology		(29,471)	—	(1,785)	—	—	—	(31,256)
Commercial property rights		(14,545)	—	(2,643)	—	209	—	(16,979)
Distribution rights		(1,366,128)	—	(433,869)	(2,992)	—	—	(1,802,989)
Others		(7,625)	—	(7,821)	96	—	(19)	(15,369)

		(1,721,549)	—	(490,464)	(2,896)	268	(2,712)	(2,217,353)

Net amount		3,158,113	609,600	(490,464)	(2,520)	(78)	19,284	3,293,935

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance in 2013	Additions	Amortization	Transfer	Write–offs and disposals	Opening balance of Extrafarma (1)	Effect of foreign currency exchange rate variation	Balance in 2014
Cost:
Goodwill (i)	—	794,626	—	—	—	—	661,553	—	1,456,179
Software (ii)	5	353,637	73,994	—	16,379	(456)	7,817	565	451,936
Technology (iii)	5	32,436	181	—	—	—	—	—	32,617
Commercial property rights (iv)	11	16,334	1,838	—	—	—	13,709	—	31,881
Distribution rights (v)	4	2,213,573	532,461	—	(190)	(205)	17,346	—	2,762,985
Brands (vi)	—	29,048	—	—	—	—	72,523	3,887	105,458
Others (vii)	9	16,475	407	—	(10,294)	—	31,953	65	38,606

		3,456,129	608,881	—	5,895	(661)	804,901	4,517	4,879,662

Accumulated amortization:
Software		(261,693)	—	(36,780)	(3,922)	455	(1,416)	(424)	(303,780)
Technology		(27,690)	—	(1,782)	—	—	—	1	(29,471)
Commercial property rights		(5,515)	—	(2,742)	8	—	(6,296)	—	(14,545)
Distribution rights		(992,022)	—	(367,681)	(6,536)	111	—	—	(1,366,128)
Others		(454)	—	(7,164)	—	—	—	(7)	(7,625)

		(1,287,374)	—	(416,149)	(10,450)	566	(7,712)	(430)	(1,721,549)

Net amount		2,168,755	608,881	(416,149)	(4,555)	(95)	797,189	4,087	3,158,113

(1)	For further information about the Extrafarma acquisition, see Note 3.d).

i) Goodwill from acquisition of companies was amortized until December 31, 2008, when its amortization ceased. The net remaining balance is tested annually for impairment.

The Company has the following balances of goodwill:

	Segment	2016	2015
Goodwill on the acquisition of:
Extrafarma	Extrafarma	661,553	661,553
Ipiranga	Ipiranga	276,724	276,724
Uniăo Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Oxiteno Uruguay	Oxiteno	44,856	44,856
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
Others	Oxiteno	583	2,278

		1,454,484	1,456,179

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

On December 31, 2016, the Company tested the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments, and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital, and discount rates. The assumptions about growth projections and future cash flows are based on the Company’s business plan of its operating segments, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related. The main key-assumptions used by the Company to calculate the value in use are described below:

Period of evaluation: the evaluation of the value in use is calculated for a period of five years (except the Extrafarma segment), after which we calculate the perpetuity, considering the possibility of carrying the business on indefinitely. For the Extrafarma segment, a period of 10 years was used due to its expansion plan and considering a three-years period to maturity of new stores.

Discount and real growth rates: on December 31, 2016, the discount and real growth rates used to extrapolate the projections ranged from 10.4% to 16.6% and from 0% to 1% p.a., respectively, depending on the CGU analyzed. For the subsidiary Oxiteno Andina, due to the macroeconomic scenario in Venezuela, the discount rate used was 287.9%.

Revenue from sales and services, costs and expenses, and gross margin: for 2017, the budget prepared by management and approved by the Board of Directors was considered. In subsequent periods, the Company considers the forecast of the general inflation or price index predicted in the contracts.

Opening of new commercial points (investments): for 2017, the budget prepared by the management and approved by the Board of Directors was considered. In subsequent periods, the Company considers the expansion plans of each business unit, which also considers the commercial establishments closed in the previously years.

The goodwill impairment tests and net assets of the Company and its subsidiaries result in the recognition of losses in the amount of the R$ 2,114, which correspond to R$ 1,695 related to goodwill and R$ 419 related to other intangible assets from subsidiary Oxiteno Andina (see “others” in the table above) for the year ended December 31, 2016. The main reason for the impairment recognized is Venezuela’s political and economic situation.

The Company assessed a sensitivity analysis of discount and growth rate of perpetuity, due to their significant impact on cash flows and value in use. An increase of 0.5 percentage points in the discount rate or a decrease of 0.5 percentage points in the growth rate of the perpetuity of the cash flow of each business segment would not result in the recognition of impairment.

47

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

The amortization expenses were recognized in the financial statements as shown below:

	2016	2015	2014
Inventories and cost of products and services sold	14,593	11,522	8,916
Selling and marketing	492,973	436,253	370,828
General and administrative	47,358	42,689	36,405

	554,924	490,464	416,149

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

14.	Loans, Debentures, and Finance Leases

a.	Composition

Description	2016	2015	Index/Currency	Weighted average financial charges 12/31/2016 –% p.a.	Maturity
Foreign currency – denominated loans:
Notes in the foreign market (b) (*)	2,412,112	—	US$	+5.3	2026
Foreign loan (c.1) (*)	942,456	1,111,721	US$ + LIBOR (i)	+0.7	2017 to 2018
Foreign loan (c.1) (*)	486,451	576,645	US$	+2.1	2017 to 2018
Foreign loan (c.2, c.3 and c.4)	332,650	397,586	US$ + LIBOR (i)	+1.4	2017 to 2018
Financial institutions (e)	195,021	77,800	US$ + LIBOR (i)	+3.0	2019 to 2021
Advances on foreign exchange contracts	111,066	222,478	US$	+3.0	< 219 days
Financial institutions (e)	109,859	142,779	US$	+2.7	2017
Foreign currency advances delivered	32,582	50,132	US$	+2.7	< 82 days
Financial institutions (e)	24,586	—	MX$ (ii)	+6.6	2017
Financial institutions (e)	9,569	27,110	MX$ + TIIE (ii)	+1.0	2017
BNDES (d)	7,137	24,057	US$	+6.0	2017 to 2020
Financial institutions (e)	435	—	Bs$ (vii)	+24.0	2017

Subtotal	4,663,924	2,630,308

Brazilian Reais – denominated loans:
Banco do Brasil – floating rate (f)	2,956,547	3,115,752	CDI	107.4	2017 to 2022
Debentures—IPP (g.1, g.2 and g.4)	1,914,498	1,413,101	CDI	107.1	2017 to 2021
Debentures—5th issuance (g.3)	832,383	833,114	CDI	108.3	2018
BNDES (d)	307,593	409,339	TJLP (iii)	+2.4	2017 to 2021
Export Credit Note – floating rate (h)	158,753	158,648	CDI	101.5	2018
BNDES (d)	71,430	30,878	SELIC (vi)	+2.3	2017 to 2021
BNDES EXIM	62,084	—	TJLP (iii)	+3.5	2018
FINEP	48,667	61,724	R$	+4.0	2017 to 2021
Finance leases (i)	48,566	45,480	IGP-M (v)	+5.6	2017 to 2031
Banco do Nordeste do Brasil	47,120	66,096	R$ (iv)	+8.5	2017 to 2021
BNDES (d)	40,309	49,681	R$	+5.5	2017 to 2022
FINEP	34,613	11,174	TJLP (iii)	+0.9	2017 to 2023
BNDES EXIM	28,056	—	SELIC (vi)	+3.9	2018
Floating finance leases (i)	109	319	CDI	+2.8	2017
FINAME	80	255	TJLP (iii)	+5.7	2017 to 2022
Fixed finance leases (i)	41	95	R$	+15.6	2017
Export Credit Note (h) (*)	—	27,039	R$
Working capital loans Extrafarma – fixed rate	—	1,160	R$

Subtotal	6,550,849	6,223,855

Currency and interest rate hedging instruments (**)	202,357	47,445

Total	11,417,130	8,901,608

Current	2,475,604	1,097,855

Non-current	8,941,526	7,803,753

(*)	These transactions were designated for hedge accounting (see Note 31 – Hedge Accounting).
(**)	Accumulated losses (see Note 31).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

(i)	LIBOR = London Interbank Offered Rate.

(ii)	MX$ = Mexican Peso; TIIE = the Mexican interbank balance interest rate.

(iii)	TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On December 31, 2016, TJLP was fixed at 7.5% p.a.

(iv)	Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to promote the development of the industrial sector, managed by Banco do Nordeste do Brasil. On December 31, 2016, the FNE interest rate was 10% p.a. FNE grants a discount of 15% on the interest rate for timely payments.

(v)	IGP-M = General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation.

(vi)	SELIC = basic interest rate set by the Brazilian Central Bank.

(vii)	Bs$ = Bolívar.

The long-term consolidated debt had the following principal maturity schedule:

	2016	2015
From 1 to 2 years	3,203,383	3,393,586
From 2 to 3 years	1,699,009	3,165,603
From 3 to 4 years	693,993	1,155,809
From 4 to 5 years	554,162	38,585
More than 5 years	2,790,979	50,170

	8,941,526	7,803,753

As provided in IAS 39, the transaction costs and issuance premiums associated with debt issuance by the Company and its subsidiaries were added to their financial liabilities, as shown in Note 14.j).

The Company’s management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 31).

b.	Notes in the Foreign Market

On October 6, 2016, the subsidiary Ultrapar International issued US$ 750 million in notes in the foreign market, maturing in October 2026, with interest rate of 5.25% p. a., paid semiannually. The issue price was 98.097% of the face value of the note. The notes were guaranteed by the Company and its subsidiary IPP. The Company has designated hedge relationships for this transaction (see Note 31).

As a result of the issuance of the notes in the foreign market, the Company and its subsidiaries are required to perform certain obligations, including:

•	Restriction on sale of all or substantially all assets of the Company and subsidiaries Ultrapar International and IPP.

•	Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the amount of the consolidated tangible assets.

The Company and its subsidiaries are in compliance with the levels of covenants required by this debt. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this nature and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Foreign Loans

1) The subsidiary IPP has foreign loans in the amount of US$ 440 million. IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charges, on average, to 102.1% of CDI (see Note 31). IPP designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loans are secured by the Company.

The foreign loans have the maturity distributed as follows:

Maturity	US$ (million)	Cost in % of CDI
Mar/17	70.0	99.5
Sep/17	150.0	103.7
Jul/18	60.0	103.0
Sep/18	80.0	101.5
Nov/18	80.0	101.4

Total / average cost	440.0	102.1

2) The subsidiary Oxiteno Overseas Corp. (“Oxiteno Overseas”) has a foreign loan in the amount of US$ 60 million with maturity in January 2017 and interest of LIBOR + 1.0% p.a., paid semiannually. The Company, through its subsidiary Cia. Ultragaz, contracted hedging instruments with floating interest rates in dollar and exchange rate variation, changing the foreign loan charge to 94.0% of CDI (see Note 31). The foreign loan is guaranteed by the Company and its subsidiary Oxiteno S.A. On December 20, 2016, the subsidiary Oxiteno Overseas contracted a new foreign loan in the amount of US$ 60 million with maturity on June 22, 2020 and interest of LIBOR + 2.0% p.a., paid quarterly. The proceeds from the operation were received in January 2017 and used in the settlement of existing loan. The Company, through the subsidiary Cia. Ultragaz, contracted hedging instruments subject to floating interest rates in dollar and exchange rate variation, changing the foreign loan charge to 105.9% of CDI. The foreign loan is guaranteed by the Company and its subsidiary Oxiteno Nordeste.

3) The subsidiary LPG International Inc. (“LPG Inc.”) has a foreign loan in the amount of US$ 30 million with maturity in December 2018 and interest rate of LIBOR + 1.85% p.a., paid quarterly. The foreign loan is guaranteed by the Company and its subsidiary IPP.

4) The subsidiary Global Petroleum Products Trading Corporation has a foreign loan in the amount of US$ 12 million with maturity in December 2018 and interest rate of LIBOR + 1.85% p.a., paid quarterly. The foreign loan is guaranteed by the Company and its subsidiary IPP.

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

The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno USA LLC (“Oxiteno USA”), Oxiteno Uruguay and Oxiteno Andina have loans to finance investments and working capital.

In February 2016, subsidiary Oxiteno USA entered into a loan agreement in the amount of US$40 million, due in February 2021 and bearing interest of LIBOR + 3% p.a., paid quarterly. The loan is guaranteed by Ultrapar and the subsidiary Oxiteno Nordeste and the proceeds of this loan will be used to fund the construction of a new alkoxylation plant in the state of Texas.

In September 2016, subsidiary Oxiteno USA renegotiated a loan in the notional amount of US$20 million, changing the maturity from October 2017 to September 2021, with interest of LIBOR + 3% p.a., paid quarterly. The loan is guaranteed by Ultrapar and the subsidiary Oxiteno S.A.

f.	Banco do Brasil

The subsidiary IPP has floating interest rate loans with Banco do Brasil to finance the marketing, processing, or manufacturing of agricultural goods (ethanol).

In 2016, the subsidiary IPP renegotiated the following loans with Banco do Brasil:

•	Notional amount of R$ 167 million, changing the maturity from February 2016 to February 2019, with floating interest rate of 114% of CDI; and

•	Notional amount of R$ 100 million and R$ 909.5 million, changing the maturity from May 2016 and January 2017, respectively, to May 2020, May 2021 and May 2022, with floating interest rate of 110.9% of CDI.

These loans mature, as follows (including interest until December 31, 2016):

Maturity
2017-Jul	177,259
2017-Nov	101,364
2018-Jan	177,259
2018-Apr	101,364
2019-Feb	170,013
2019-May	1,209,440
2020-May	339,949
2021-May	339,949
2022-May	339,950

Total	2,956,547

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Debentures

1)	In December 2012, the subsidiary IPP made its first issuance of public debentures, in a single series of 60,000 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	November 16, 2017
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

2)	In January 2014, the subsidiary IPP made its second issuance of public debentures, in a single series of 80,000 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	December 20, 2018
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

3)	In March 2015, the Company made its fifth issuance of debentures, in a single series of 80,000 simple, nonconvertible into shares, unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	March 16, 2018
Payment of the face value:	Lump sum at final maturity
Interest:	108.25% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

4)	In May 2016, the subsidiary IPP made its fourth issuance of public debentures, in one single series of 500 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Face value unit:	R$ 1,000,000.00
Final maturity:	May 25, 2021
Payment of the face value:	Annual as from May 2019
Interest:	105.0% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

The proceeds from the issue will be used in the purchase of ethanol by the subsidiary. The subsidiary has the obligation to prove the allocation of the proceeds within 12 months from subscription.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

h.	Export Credit Note

The subsidiary Oxiteno Nordeste has export credit note contract in the amount of R$ 156.8 million, with maturity in May 2018, and floating rate of 101.5% of CDI, paid quarterly.

In March 2016, the subsidiary Oxiteno Nordeste settled the export credit note in the amount of R$ 17.5 million, on the maturity date, with interest rate of 8% p.a., and also settled its respective hedging instrument.

In August 2016, the subsidiary Oxiteno Nordeste settled the export credit note in the amount of R$ 10.0 million, on the maturity date, with interest rate of 8% p.a., and also settled its respective hedging instrument.

i.	Finance Leases

The subsidiary Cia. Ultragaz has a finance lease contract related to LPG bottling facilities, maturing in April 2031.

Subsidiary Extrafarma has finance lease contracts related to software, with terms between 48 to 60 months.

The amounts of equipment and intangible assets, net of depreciation and amortization, and the amounts of the corresponding liabilities are shown below:

	2016
	LPG bottling facilities	Software	Total
Equipment and intangible assets, net of depreciation and amortization	17,078	223	17,301
Financing (present value)	48,566	150	48,716

Current	2,465	150	2,615
Non-current	46,101	—	46,101

	2015
	LPG bottling facilities	IT equipment and software	Vehicles	Total
Equipment and intangible assets, net of depreciation and amortization	19,890	438	95	20,423
Financing (present value)	45,480	396	18	45,894

Current	2,107	260	18	2,385
Non-current	43,373	136	—	43,509

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The future disbursements (installments) assumed under these contracts are presented below:

	2016
	LPG bottling facilities	IT equipment and software	Total
Up to 1 year	4,876	156	5,032
From 1 to 2 years	4,876	—	4,876
From 2 to 3 years	4,876	—	4,876
From 3 to 4 years	4,876	—	4,876
From 4 to 5 years	4,876	—	4,876
More than 5 years	45,516	—	45,516

Total	69,896	156	70,052

	2015
	LPG bottling facilities	IT equipment and software	Vehicles	Total
Up to 1 year	4,371	287	18	4,676
From 1 to 2 years	4,371	155	—	4,526
From 2 to 3 years	4,371	—	—	4,371
From 3 to 4 years	4,371	—	—	4,371
From 4 to 5 years	4,371	—	—	4,371
More than 5 years	45,165	—	—	45,165

Total	67,020	442	18	67,480

The above amounts include Services Tax (“ISS”) payable on the monthly installments, except for disbursements for the LPG bottling facilities.

j.	Transaction Costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instruments and are recognized as an expense according to the effective interest rate method, as follows:

	Effective rate of transaction costs (% p.a.)	Balance in 2015	Incurred cost	Amortization	Balance in 2016
Banco do Brasil (f)	0.2	11,883	3,529	(3,230)	12,182
Foreign Loans (c)	0.2	4,649	—	(2,438)	2,211
Debentures (g)	0.1	1,801	6,407	(1,373)	6,835
Notes in the foreign market (b)	0.0	—	16,821	(209)	16,612
Other	0.2	545	2,079	(672)	1,952

Total		18,878	28,836	(7,922)	39,792

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Effective rate of transaction costs (% p.a.)	Balance in 2014	Incurred cost	Amortization	Balance in 2015
Banco do Brasil (f)	0.3	14,474	600	(3,191)	11,883
Foreign Loans (c)	0.3	3,016	3,151	(1,518)	4,649
Debentures (g)	0.0	2,157	958	(1,314)	1,801
Notes in the foreign market (b)	0.2	1,309	—	(1,309)	—
Other	0.5	318	367	(140)	545

Total		21,274	5,076	(7,472)	18,878

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Banco do Brasil (f)	4,117	4,628	2,317	599	385	136	12,182
Foreign Loans (c)	1,446	765	—	—	—	—	2,211
Debentures (g)	2,125	2,066	1,447	909	288	—	6,835
Notes in the foreign market (b)	1,314	1,387	1,464	1,546	1,632	9,269	16,612
Other	524	536	496	374	22	—	1,952

Total	9,526	9,382	5,724	3,428	2,327	9,405	39,792

k.	Guarantees

The financings are guaranteed by collateral in the amount of R$ 56,570 in 2016 (R$ 52,312 in 2015) and by guarantees and promissory notes in the amount of R$ 7,069,482 in 2016 (R$ 4,369,977 in 2015).

In addition, the Company and its subsidiaries offer collaterals in the form of letters of credit for commercial and legal proceedings in the amount of R$ 215,988 in 2016 (R$ 187,551 in 2015) and guarantees related to raw materials imported by the subsidiary IPP in the amount of R$ 59,316 in 2016 (R$ 133,154 in 2015).

Some subsidiaries of Oxiteno issue collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 30,764 in 2016 (R$ 27,106 in 2015), with maturities of up to 213 days. Until December 31, 2016, the subsidiaries did not have losses in connection with these collaterals. The fair value of collaterals recognized in current liabilities as other payables is R$ 743 in 2016 (R$ 656 in 2015), which is recognized as profit or loss as customers settle their obligations with the financial institutions.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

15.	Trade Payables

	2016	2015
Domestic suppliers	1,620,388	1,390,204
Foreign suppliers	89,265	70,328

	1,709,653	1,460,532

Some Company’s subsidiaries acquire oil based fuels and LPG from Petróleo Brasileiro S.A.—Petrobras and its subsidiaries and ethylene from Braskem S.A. These suppliers control almost all of the markets for these products in Brazil. The Company’s subsidiaries depend on the ability of those suppliers to deliver products in a timely manner and at acceptable prices and terms. The loss of any major supplier or a significant reduction in product availability from these suppliers could have a significant adverse effect on the Company and its subsidiaries. The Company and its subsidiaries believe that their relationship with suppliers is satisfactory.

16.	Salaries and Related Charges

	2016	2015
Provisions on payroll	162,216	149,818
Profit sharing, bonus and premium	140,504	201,579
Social charges	49,812	43,782
Salaries and related payments	7,893	6,993
Benefits	1,938	1,558
Others	355	583

	362,718	404,313

17.	Taxes Payable

	2016	2015
ICMS	105,160	111,107
PIS and COFINS	25,287	11,165
Income Tax Withholding (IRRF)	3,620	2,418
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno USA, Oxiteno Andina and Oxiteno Uruguay	16,148	26,342
IPI	5,965	4,949
ISS	8,074	6,976
National Institute of Social Security (INSS)	5,305	3,309
Others	1,474	2,538

	171,033	168,804

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

18.	Employee Benefits and Private Pension Plan

a.	ULTRAPREV- Associaçăo de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev—Associaçăo de Previdência Complementar (“Ultraprev”), since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective accumulated fund over a period of 5 to 25 years. The sponsoring company does not guarantee the amounts or the duration of the benefits received by each employee that retires. In 2016, the Company and its subsidiaries contributed R$ 23,261 (R$ 22,216 in 2015 and R$ 19,784 in 2014) to Ultraprev, which is recognized as expense in the income statement. The total number of participating employees in 2016 was 8,876 active participants and 214 retired participants. In addition, Ultraprev had 28 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

b.	Post-employment Benefits

The Company and its subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary as of December 31, 2016 and are recognized in the financial statements in accordance with IAS 19 R2011.

	2016	2015
Health and dental care plan (1)	32,826	24,869
FGTS Penalty	64,654	59,517
Bonus	32,815	28,835
Life insurance (1)	14,456	13,374

Total	144,751	126,595

Current	24,940	13,747
Non-current	119,811	112,848

(1)	Only Ipiranga

Changes in the present value of the provision for post-employment benefits are as follows:

	2016	2015
Opening balance	126,595	119,791
Current service cost	3,636	6,395
Interest cost	14,538	13,681
Actuarial (gains) losses from changes in actuarial assumptions	11,818	(6,288)
Benefits paid directly by Company and its subsidiaries	(10,971)	(6,984)
Exchange rate from foreign subsidiaries	(865)	—

Ending balance	144.751	126,595

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The expense of the year is presented below:

	2016	2015	2014
Health and dental care plan	3,065	3,291	3,699
FGTS Penalty	9,068	10,445	6,740
Bonus	4,455	4,352	3,159
Life insurance	1,586	1,683	1,714

Total	18,174	19,771	15,312

Significant actuarial assumptions adopted include:

Economic factors	2016	2015
	% p.a.	% p.a.
Discount rate for the actuarial obligation at present value	11.46	12.71
Average projected salary growth rate	8.90	8.98
Inflation rate (long term)	5.0	5.0
Growth rate of medical services	9.20	9.20

Demographic factors

•	Mortality Table for the life insurance benefit – CSO-80

•	Mortality Table for other benefits—AT 2000 Basic decreased by 10%

•	Disabled Mortality Table—RRB 1983

•	Disability Table—RRB 1944 modified

Sensitivity analysis

The significant actuarial assumptions to determine the provision for post-employment benefits are: discount rate, wage and medical costs increases. The following sensitivity analyses on December 31, 2016 were determined based on reasonably possible changes of assumptions occurring at the reporting date of the financial statements, keeping all other assumptions constant.

Assumption	Change in assumptions	Decrease in liability	Change in assumptions	Increase in liability
Discount rate	increase by 1.0 p.p	8,521	decrease by 1.0 p.p	9,797
Wage growth rate	decrease by 1.0 p.p	2,244	increase by 1.0 p.p	2,462
Medical services growth rate	decrease by 1.0 p.p	3,300	increase by 1.0 p.p	3,914

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

Wage growth risk: the present value of the liability is calculated using as reference the wages of the plan participants, projected with the average nominal wage growth rate. An increase in the real wages of plan participants will increase the corresponding liability.

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

Changes in the provision for asset retirement obligation are as follows:

	2016	2015	2014
Initial balance	74,716	70,802	69,661
Additions (new tanks)	483	625	709
Expense with tanks removed	(2,785)	(3,949)	(4,026)
Accretion expense	5,150	7,238	4,458

Final balance	77,564	74,716	70,802

Current	4,563	5,232	4,598
Non-current	73,001	69,484	66,204

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

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance in 2015	Additions	Write- offs	Monetary restatement	Balance in 2016
IRPJ and CSLL (a.1.1)	439,923	—	(1,636)	35,203	473,490
PIS and COFINS (a.1.2)	135,818	427	(5,250)	10,117	141,112
ICMS	16,600	6,347	(8,237)	2,389	17,099
Social security	11,455	846	(376)	1,097	13,022
Civil, environmental and regulatory claims (a.2.1)	60,293	27,915	(18,973)	115	69,350
Labor litigation (a.3.1)	65,388	18,949	(21,742)	2,567	65,162
Other	505	2	—	40	547

Total	729,982	54,486	(56,214)	51,528	779,782

Current	45,322				52,694
Non-current	684,660				727,088

Some of the provisions above involve, in whole or in part, escrow deposits.

Balances of escrow deposits are as follows:

	2016	2015
Tax matters	643,423	597,870
Labor litigation	70,392	77,313
Civil and other	64,955	65,652

Total – non-current assets	778,770	740,835

a.1)	Provisions for Tax Matters and Social Security

a.1.1) On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana Distribuidora de Gás Ltda. (“Bahiana”) filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the Brazilian Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits which amounted to R$ 457,868 in 2016 (R$ 422,678 in 2015). On July 18, 2014, a second instance unfavorable decision was published and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision, the subsidiaries presented a writ of prevention which was dismissed on December 30, 2014, and the Company appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts (STJ and STF) whose trials are pending.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

a.1.2) The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia. Ultragaz, Tequimar, Tropical Transportes Ipiranga Ltda., Empresa Carioca de Produtos Químicos S.A. (“EMCA”), IPP and Extrafarma filed for a preliminary injunction seeking the deduction of ICMS from their PIS and COFINS tax bases. Oxiteno Nordeste and IPP paid the amounts into escrow deposits, and recognized a corresponding provision in the amount of R$ 107,700 in 2016 (R$ 99,874 in 2015).

a.2)	Provisions for Civil, Environmental and Regulatory Claims

a.2.1) The Company and its subsidiaries maintained provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental and regulatory issues in the amount of R$ 69,350 in 2016 (R$ 60,293 in 2015).

a.3)	Provisions for Labor Matters

a.3.1) The Company and its subsidiaries maintained provisions of R$ 65,162 in 2016 (R$ 65,388 in 2015) for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights.

b.	Contingent Liabilities (Possible)

The Company and its subsidiaries have other pending administrative and legal proceedings of tax, civil, environmental, regulatory, and labor nature, which are individually less relevant, and were estimated by their legal counsel as having possible and/or remote risks (proceedings whose chance of loss is 50% or less). As such, the related potential losses were not provided for by the Company and its subsidiaries based on these opinions. The Company and its subsidiaries are also litigating for recovery of taxes and contributions, which were not recognized in the financial statements due to their contingent nature. The estimated amount of this contingency is R$ 2,252,637 in 2016 (R$ 2,069,516 in 2015).

b.1) Contingent Liabilities for Tax Matters and Social Security

The Company and its subsidiaries have contingent liabilities for tax matters and social security in the amount of R$ 1,519,658 in 2016 (R$ 1,261,396 in 2015), mainly represented by:

b.1.1) The subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The amount of this contingency is R$ 169,889 in 2016 (R$ 154,821 in 2015).

b.1.2) The subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved in 2016 in these proceedings, was R$ 626,393 (R$ 509,604 in 2015). Such proceedings arise mostly of the disregard of ICMS credits amounting to R$ 283,367 (R$ 294,454 in 2015), of which R$ 113,889 (R$ 119,663 in 2015) refer to proportional reversal requirement of ICMS credits related to the acquisition of hydrated alcohol; of alleged non-payment in the amount of R$ 108,786 (R$ 105,070 in 2015); inventory differences in the amount of R$ 147,031 (R$ 103,428 in 2015) related to the leftovers or faults due to temperature changes or product handling, and noncompliance of ancillary obligations in the amount of R$ 17,562 (R$ 6,652 in 2015).

b.1.3) The Company and its subsidiaries are parties to administrative and judicial suits involving Income Tax, Social Security Contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total amount is R$ 450,120 in 2016 (R$ 308,377 as of December 31, 2015).

b.1.4) In the first quarter of 2017, the subsidiary IPP received a tax assessment related to the IRPJ and CSLL resulting from the supposedly undue amortization of the goodwill paid on acquisition of a subsidiary, in the amount of R$ 180,855, which includes the amount of the income taxes, interest and penalty. Management assessed the likelihood of the tax assessment, supported by the opinion of its legal advisors, as “possible”, and therefore did not recognize a provision for this contingent liability.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.2)	Contingent Liabilities for Civil, Environmental and Regulatory Claims

The Company and its subsidiaries have contingent liabilities for civil, environmental and regulatory claims in the amount of R$ 480,065 in 2016 (R$ 582,960 in 2015), mainly represented by:

b.2.1) The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz and imposed a penalty of R$ 31,281. The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed.

b.2.2) As a result of the fire on April 2nd, 2015 at the Santos Terminal of the subsidiary Tequimar, Environmental Company of the State of São Paulo (“CETESB”) charged a fine of R$ 22,500, due to the environmental and urban impacts allegedly caused by the event. Tequimar filed before such Environmental Agency its refutation under the first administrative jurisdiction. In March 2016, a decision in the administrative level denied the Company’s appeal. The decision set forth a 30% discount and the subsidiary’s Management, supported by its legal counsel, decided to pay the fine in 2016 in the amount of R$ 16,032.

In addition, on November 29, 2016, a technical opinion was issued by the Operational Support Center for Execution (Centro de Apoio Operacional à Execução—CAEX), a technical body linked to the São Paulo State Public Prosecutor (“MPE”), presenting a proposal of compensation for the alleged environmental damages caused by the fire. This technical opinion is non-binding, with no condemnatory or sanctioning nature, and will still be evaluated by the authorities and parties. The subsidiary disagrees with the methodology and the assumptions adopted in the proposal and is negotiating an agreement with the MPE and the Brazilian Federal Public Prosecutor (“MPF”), and currently there is no lawsuit filed on the matter. The negotiations relate to in natura repair of the any damages. In case of satisfactory conclusion of the negotiations with the MPE and MPF, the payments related to the project costs may affect the future Company’s financial statements.

For more information see Note 33.

b.2.3) In the third quarter of 2016, the subsidiary Cia. Ultragaz became party to two administrative proceedings and the subsidiary Bahiana became party to one administrative proceeding filed by CADE based on allegations of anti-competitive practices in the State of Paraíba and in the Federal District. The subsidiaries’ Management, supported by its external legal counsel, are evaluating the facts and evidences to present a defense in the 2017. According to Law 12,529/11 (“Defense of Competition Law”), the charged fine for violation of the economic order has a range from 0.1% to 20% of the gross revenue of the company, group or conglomerate obtained, in the last year prior to the initiation of the administrative proceeding, in the business activity in which the infraction occurred, and shall never be less than the advantage obtained, when the estimative is possible. As of December 31, 2016, as a result of these administrative proceedings, no fine had been imposed to the subsidiaries. Based on the above, and supported by the opinion of external legal counsel that classified the probability of loss as “possible”, Management did not recognize a provision for these contingencies as of December 31, 2016. If the conclusion is that the subsidiaries have done such activities or anti-competitive behavior, the subsidiaries may incur fines, penalties and/or criminal sanctions against them and/or certain executives, directors or employees.

b.3)	Contingent Liabilities for Labor Matters

The Company and its subsidiaries have contingent liabilities for labor matters in the amount of R$ 252,914 in 2016 (R$ 225,160 in 2015), mainly represented by:

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

21.	Deferred Revenue

The Company’s subsidiaries have recognized the following deferred revenue:

	2016	2015
‘am/pm’ and Jet Oil franchising upfront fee	18,620	16,988
Loyalty program “Km de Vantagens”	13,062	10,569
Loyalty program “Clube Extrafarma”	3,128	7,899

	34,810	35,456

Current	22,300	24,420
Non-current	12,510	11,036

Loyalty Programs

Subsidiary Ipiranga has a loyalty program called Km de Vantagens (www.kmdevantagens.com.br) under which registered customers are rewarded with points when they buy products at Ipiranga service stations or at its partners. The customers may exchange these points, during the period of one year, for discounts on products and services offered by Ipiranga and its partners. Points received by Ipiranga’s customers that may be used with the partner Multiplus Fidelidade and for discounts of fuel in Ipiranga’s website (www.postoipiranganaweb.com.br) and discounted from sales revenue.

Subsidiary Extrafarma has a loyalty program called Clube Extrafarma (www.clubeextrafarma.com.br) under which registered customers are rewarded with points when they buy products at its drugstore chain. The customers may exchange these points, during the period of six months, for discounts in products at its drugstore chain, recharge credit on a mobile phone, and prizes offered by partners Multiplus Fidelidade and Ipiranga, through Km de Vantagens. Points received by Extrafarma’s customers are discounted from sales revenue. Deferred revenue is estimated based on the fair value of the points granted, considering the value of the prizes and the expected redemption of points. Deferred revenue is recognized in profit or loss when the points are redeemed, on which occasion the costs incurred are also recognized. Deferred revenue of unredeemed points is also recognized in profit or loss when the points expire.

Franchising Upfront Fee

am/pm is the convenience stores chain of the Ipiranga service stations. Ipiranga ended 2016 with 2,165 stores (1,909 stores in 2015). Jet Oil is Ipiranga’s lubricant-changing and automotive service specialized network. Ipiranga ended 2016 with 1,594 stores (1,466 stores in 2015). The franchising upfront fee received by Ipiranga is deferred and recognized in profit or loss on the straight-line accrual basis throughout the terms of the agreements with the franchisees.

22.	Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification were issued, corresponding to up to 3,205,622 shares of the Company. The subscription warrants – indemnification may be exercised beginning 2020 by the former shareholders of Extrafarma and are adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. The subscription warrants – indemnification’s fair value is measured based on the share price of Ultrapar (UGPA3) and is reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends until that date. In 2016, the subscription warrants – indemnification were represented by 2,394,825 shares and amounted to R$ 153,429 (as of December 31, 2015, they were represented by 2,011,766 and totaled R$ 112,233). Due to the final adverse decision of some of these lawsuits, on December 31, 2016, the maximum number of shares that could be issued related to the subscription warrants – indemnification was up to 3,059,579 (3,070,106 shares as of December 31, 2015). For further information on Extrafarma’s acquisition, see Note 3.d.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

23.	Shareholders’ Equity

a.	Share Capital

The Company is a publicly traded company listed on BM&FBOVESPA in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (NYSE) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”. On December 31, 2016, the subscribed and paid-in capital stock consists of 556,405,096 common shares with no par value and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The price of the shares issued by the Company as of December 31, 2016, on BM&FBOVESPA was R$ 68.45.

As of December 31, 2016, the Company is authorized to increase capital up to the limit of 800,000,000 common shares, without amendment to the Bylaws, by resolution of the Board of Directors.

As of December 31, 2016, there were 28,944,097 common shares outstanding abroad in the form of ADRs (29,385,497 shares as of December 31, 2015).

b.	Treasury Shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled.

As of December 31, 2016, 13,131,356 common shares (13,321,356 as of December 31, 2015) were held in the Company’s treasury, acquired at an average cost of R$ 36.85 per share (R$ 36.85 as of December 31, 2015).

c.	Capital Reserve

The capital reserve reflects the gain on the transfer of shares at market price to be held in treasury by the Company’s subsidiaries, at an average price of R$ 26.09 per share. Such shares were used in the Deferred Stock Plan granted to executives of these subsidiaries, as mentioned in Note 8.c).

Because of Extrafarma’s association in 2014, the Company recognized an increase in the capital reserves in the amount of R$ 498,812, due to the difference between the value attributable to share capital and the market value of the Ultrapar shares on the date of issue, deducted by R$ 2,260 related to the incurred costs directly attributable to issuing new shares.

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

The amounts of retention of profits and investments reserve are free of distribution restrictions and totaled R$ 3,915,964 as of December 31, 2016 (R$ 3,329,649 as of December 31, 2015). In compliance with Article 199 of the Brazilian Corporate Law, on April 19, 2017 the Annual General Shareholders’ Meeting deliberated the excess of the profit reserves in relation to share capital, increasing the share capital in the amount of R$ 1,333,066, related to the retained earnings reserve, without issuing new shares.

f.	Other Comprehensive Income

Valuation Adjustments

The differences between the fair value and amortized cost of financial investments classified as available for sale are recognized directly in equity as valuation adjustments. The gains and losses recognized in the shareholders’ equity are reclassified to profit or loss in derecognition of financial instruments.

Actuarial gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in shareholders’ equity under the title “valuation adjustments”. Actuarial gains and losses recorded in equity are not reclassified to profit or loss in subsequent periods.

Gains and losses on the hedging instruments of exchange rate related to firm commitment and highly probable transactions designated as cash flows hedges are recorded in shareholders’ equity as “valuation adjustments”. Gains and losses are reclassified to initial cost of non-financial assets.

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balance and changes in other comprehensive income of the Company are as follows:

	Valuation adjustments
	Fair value of cash flow hedging instruments	Fair value of financial instruments classified as available for sale	Actuarial gains of post- employment benefits	Total	Cumulative translation adjustment
Balance in 2013	—	5	5,423	5,428	38,076
Translation of foreign subsidiaries, including the exchange rate effect of net investments hedge	—	—	—	—	5,116
Changes in fair value	—	46	—	46	—
Actuarial gains of post-employment benefits	—	—	2,538	2,538	—
Income and social contribution taxes on actuarial gains	—	—	(863)	(863)	—

Balance in 2014	—	51	7,098	7,149	43,192
Translation of foreign subsidiaries, including the exchange rate effect of net investments hedge	—	—	—	—	23,733
Changes in fair value	6,261	1,472	—	7,733	—
Actuarial gains of post-employment benefits	—	—	6,321	6,321	—
Income and social contribution taxes on actuarial gains	—	—	(2,250)	(2,250)	—

Balance in 2015	6,261	1,523	11,169	18,953	66,925

Translation of foreign subsidiaries, including the exchange rate effect of net investments hedge	—	—	—	—	(59,406)
Changes in fair value	(46,470)	(1,523)	—	(47,993)	—
Income and social contribution taxes on fair value	13,326	—	—	13,326	—
Actuarial losses of post-employment benefits	—	—	(12,435)	(12,435)	—
Income and social contribution taxes on actuarial losses	—	—	4,162	4,162	—

Balance in 2016	(26,883)	—	2,896	(23,987)	7,519

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Dividends and Allocation of Net Income

The shareholders are entitled, under the Bylaws, to a minimum annual dividend of 50% of adjusted net income calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in shareholders’ equity until they are approved by the Shareholders. The proposed dividends payable as of December 31, 2015 in the amount of R$ 434,467 (R$ 0.80 – eighty cents of Brazilian Real per share), were approved by the Board of Directors on February 17, 2016, and paid beginning March 4, 2016, being ratified at the Annual General Shareholders’ Meeting on April 13, 2016. On August 10, 2016, the Board of Directors approved the prepayment of dividends, in the amount of R$ 434,619 (R$ 0.80 – eighty cents of Brazilian Real per share), paid beginning August 26, 2016. The proposed dividends payable as of December 31, 2016 in the amount of R$ 472,650 (R$ 0.87 – eighty seven cents of Brazilian Real per share), were approved by the Board of Directors on February 22, 2017, and were paid beginning March 10, 2017, being ratified at the Annual General Shareholders’ Meeting on April 19, 2017.

The proposed dividends and allocation of net income reflected in the financial statements of the Company are as follows:

2016
Net income for the year attributable to shareholders of Ultrapar	1,561,585
Legal reserve	(78,078)

Net income for the year after legal reserve	1,483,507
Minimum mandatory dividends	741,754
Interim dividends paid (R$ 0.80 per share)	(434,619)

Mandatory dividends payable – Current liabilities	307,135
Additional dividends to the minimum mandatory dividends – shareholders’ equity	165,515

Dividends payable (R$ 0.87 per share)	472,650
Statutory investments reserve	576,238

24.	Revenue from Sale and Services

	2016	2015	2014
Gross revenue from sale	79,361,004	77,463,652	69,088,648
Gross revenue from services	621,823	568,556	578,205
Sales taxes	(1,929,288)	(2,011,860)	(1,628,483)
Discounts and sales returns	(703,305)	(360,777)	(302,915)
Deferred revenue (see Note 21)	2,721	(4,297)	843

Net revenue from sales and services	77,352,955	75,655,274	67,736,298

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

25.	Expenses by Nature

The Company presents its expenses by function in the consolidated income statement and presents below its expenses by nature:

	2016	2015	2014
Raw materials and materials for use and consumption	69,173,511	67,763,793	61,308,509
Personnel expenses	2,042,985	1,950,776	1,619,830
Freight and storage	1,077,552	1,134,388	1,003,462
Depreciation and amortization	1,103,538	1,002,647	887,827
Advertising and marketing	200,011	177,336	182,674
Services provided by third parties	318,746	255,750	223,632
Lease of real estate and equipment	164,740	143,677	122,130
Other expenses	359,000	343,237	245,529

Total	74,440,083	72,771,604	65,593,593

Classified as:
Cost of products and services sold	70,342,723	68,933,702	62,304,631
Selling and marketing	2,651,501	2,516,561	2,158,659
General and administrative	1,445,859	1,321,341	1,130,303

Total	74,440,083	72,771,604	65,593,593

Research and development expenses are recognized in the income statements and amounted to R$ 50,129 in 2016 (R$ 41,368 in 2015 and R$ 36,956 in 2014).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

26.	Gain (loss) on Disposal of Property, Plant and Equipment and Intangibles

The gain or loss is determined as the difference between the selling price and residual book value of the investment, property, plant, and equipment, or intangible asset disposed of. In 2016, the loss was R$ 6,134 (gain of R$ 27,276 in 2015 and gain of R$ 36,978 in 2014), represented primarily from disposal of property, plant, and equipment.

27.	Other Operating Income, Net

	2016	2015	2014
Commercial partnerships(1)	59,761	50,763	46,140
Merchandising(2)	38,851	29,158	37,177
Loyalty program(3)	19,411	22,455	13,305
Adjustment of working capital and net debt – Extrafarma acquisition(4)	—	13,784	—
Ultracargo – fire accident in Santos (see Note 33)	76,443	(92,192)	—
Compensation of undue use of Ultratecno brand	—	16,000	—
Others	4,506	10,616	10,292

Other operating income, net	198,972	50,584	106,914

(1)	Refers to contracts with service providers and suppliers which establish trade agreements for convenience stores and gas stations.
(2)	Refers to contracts with suppliers of convenience stores, which establish, among other agreements, promotional campaigns.
(3)	Refers to sales of “Km de Vantagens” to partners of the loyalty program. Revenue is recognized at the time that the partners transfer the points to their customers.
(4)	For further information, see Note 3.d.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

28.	Financial Income (Expense)

	2016	2015	2014
Financial income:
Interest on financial investments	404,080	341,739	298,977
Interest from customers	103,976	81,374	63,090
Other financial income	5,187	3,316	3,942

	513,243	426,429	366,009

Financial expenses:
Interest on loans	(777,424)	(666,791)	(526,707)
Interest on debentures	(374,125)	(308,290)	(255,419)
Interest on finance leases	(7,839)	(4,023)	(5,883)
Bank charges, financial transactions tax, and other charges	(74,761)	(46,966)	(20,512)
Exchange variation, net of gains and losses with derivative instruments	(69,854)	(71,384)	(1,365)
Changes in subscription warranty—indemnification (see Note 22)	(42,615)	(21,154)	(649)
Monetary restatement of provisions, net, and other financial expenses	(9,201)	(11,159)	(881)

	(1,355,819)	(1,129,767)	(811,416)

Financial income (expense)	(842,576)	(703,338)	(445,407)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

29.	Earnings per Share

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a deferred stock plan and subscription warrants—indemnification, as mentioned in Notes 8.c and 22, respectively.

Basic Earnings per Share	2016	2015	2014
Net income for the year of the Company	1,561,585	1,503,466	1,241,563

Weighted average shares outstanding (in thousands)	541,391	543,775	545,679
Basic earnings per share –R$	2.8844	2.7649	2.2753

Diluted Earnings per Share	2016	2015	2014
Net income for the year of the Company	1,561,585	1,503,466	1,241,563

Weighted average shares outstanding (in thousands), including deferred stock plan and subscription warrants—indemnification	545,509	548,054	549,552
Diluted earnings per share –R$	2.8626	2.7433	2.2592

Weighted Average Shares Outstanding (in thousands)	2016	2015	2014
Weighted average shares outstanding for basic per share calculation:	541,391	543,775	545,679
Dilution effect
Subscription warrants—indemnification	2,267	2,161	1,832
Deferred Stock Plan	1,851	2,118	2,041

Weighted average shares outstanding for diluted per share calculation:	545,509	548,054	549,552

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

30.	Segment Information

The Company operates five main business segments: gas distribution, fuel distribution, chemicals, storage and drugstores. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its main derivatives and fatty alcohols, which are raw materials used in the home and personal care, agrochemical, paints, varnishes, and other industries. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast and Northeast regions of Brazil. The drugstores segment (Extrafarma) trades pharmaceutical, hygiene, and beauty products through its own drugstore chain in the states of Amapá, Ceará, Maranhão, Pará, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, São Paulo and Tocantins. The segments shown in the financial statements are strategic business units supplying different products and services. Intersegment sales are at prices similar to those that would be charged to third parties.

The main financial information of each of the Company’s segments are stated as follows:

	2016	2015	2014
Net revenue from sales and services:
Ultragaz	5,365,524	4,621,242	4,091,273
Ipiranga	66,407,305	65,349,812	58,830,055
Oxiteno	3,700,703	4,082,479	3,413,620
Ultracargo	355,412	315,510	346,477
Extrafarma	1,578,210	1,336,255	1,101,310(2)
Others(1)	45,504	45,244	40,005
Intersegment sales	(99,703)	(95,268)	(86,442)

Total	77,352,955	75,655,274	67,736,298

Intersegment sales:
Ultragaz	2,942	3,027	3,222
Ipiranga	—	—	—
Oxiteno	2,519	2,576	1,459
Ultracargo	48,941	44,395	41,998
Extrafarma	—	—	—
Others(1)	45,301	45,270	39,763

Total	99,703	95,268	86,442

Net revenue from sales and services, excluding intersegment sales:
Ultragaz	5,362,582	4,618,215	4,088,051
Ipiranga	66,407,305	65,349,786	58,830,055
Oxiteno	3,698,184	4,079,903	3,412,161
Ultracargo	306,471	271,115	304,479
Extrafarma	1,578,210	1,336,255	1,101,310(2)
Others(1)	203	—	242

Total	77,352,955	75,655,274	67,736,298

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	2016	2015	2014
Operating income (expense):
Ultragaz	288,449	213,895	168,964
Ipiranga	2,383,585	2,154,606	1,700,879
Oxiteno	308,177	579,541	264,246
Ultracargo	127,904	(16,058)	117,339
Extrafarma	(5,577)	4,985	16,946(2)
Others(1)	3,172	24,561	18,223

Total	3,105,710	2,961,530	2,286,597

Share of profit (loss) of joint-ventures and associates:
Ultragaz	(39)	(55)	165
Ipiranga	(23,178)	(21,779)	(17,772)
Oxiteno	975	2,003	987
Ultracargo	(27)	699	181
Others(1)	29,745	8,248	(50)

Total	7,476	(10,884)	(16,489)

Financial income	513,243	426,429	366,009
Financial expenses	(1,355,819)	(1,129,767)	(811,416)

Income before income and social contribution taxes	2,270,610	2,247,308	1,824,701

Additions to property, plant, and equipment and intangible assets:
Ultragaz	248,627	251,463	214,305
Ipiranga	911,927	921,634	880,502
Oxiteno	291,294	136,314	115,986
Ultracargo	81,166	24,463	28,565
Extrafarma	140,454	80,813	57,188(2)
Others(1)	17,365	24,248	27,813

Total additions to property, plant, and equipment and intangible assets (see Notes 12 and 13)	1,690,833	1,438,935	1,324,359
Asset retirement obligation – fuel tanks (see Note 19)	(483)	(625)	(709)
Capitalized borrowing costs	(23,980)	(25,207)	(8,833)

Total investments in property, plant, and equipment and intangible assets (cash flow)	1,666,370	1,413,103	1,314,817

Depreciation and amortization charges (excluding intersegment account balances):
Ultragaz	158,193	143,207	136,413
Ipiranga	695,664	612,727	528,987
Oxiteno	149,716	158,261	138,501
Ultracargo	43,356	41,668	49,372
Extrafarma	42,666	23,744	12,843(2)
Others(1)	13,943	23,040	21,711

Total	1,103,538	1,002,647	887,827

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	2016	2015
Total assets (excluding intersegment account balances):
Ultragaz	2,308,686	2,155,618
Ipiranga	11,663,289	11,155,357
Oxiteno	6,354,788	4,121,368
Ultracargo	1,535,815	1,276,927
Extrafarma	1,719,524	1,527,759
Others (1)	577,568	476,032

Total	24,159,670	20,713,061

(1)	Composed of the parent company Ultrapar (including goodwill of certain acquisitions) and subsidiaries Serma—Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos (“Serma”) and Imaven Imóveis Ltda.
(2)	Information of the period from February 1st to December 31, 2014.

The balances of the assets of 2015 were reclassified to maintain comparability and consistency with the criteria of 2016 to offset deferred income tax and social contribution assets against deferred income tax and social contribution liabilities, as shown in Note 9.a):

	2015
	Amounts previously presented	Reclassification	Amounts reclassified
Ultragaz	2,195,314	(39,696)	2,155,618
Ipiranga	11,292,350	(136,993)	11,155,357
Oxiteno	4,148,716	(27,348)	4,121,368
Ultracargo	1,283,613	(6,686)	1,276,927
Extrafarma	1,570,024	(42,265)	1,527,759
Others (1)	476,032	—	476,032

Total	20,966,049	(252,988)	20,713,061

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Geographic Area Information

The fixed and intangible assets of the Company and its subsidiaries are located in Brazil, except those related to Oxiteno’ plants abroad, as shown below:

	2016	2015
United States of America	264,478	201,286
Mexico(1)	103,051	140,759
Uruguay(1)	67,251	79,408
Venezuela	5,989	4,364

	440,769	425,817

(1)	The decrease in fixed and intangible assets in 2016 is substantially due to the valuation of the Real against the functional currencies of the foreign subsidiaries used in the translation of information.

The Company generates revenue from operations in Brazil, Mexico, United Stated of America, Uruguay and Venezuela, as well as from exports of products to foreign customers, as disclosed below:

	2016	2015	2014
Net revenue:
Brazil	76,283,061	74,337,803	66,798,903
Mexico	183,124	215,141	138,651
Uruguay	33,782	37,938	73,390
Venezuela	25,393	158,020	32,293
Other Latin American countries	448,814	392,748	324,612
United States of America and Canada	158,280	166,277	152,384
Far East	57,662	190,160	58,684
Europe	97,261	101,931	89,370
Others	65,578	55,256	68,011

Total	77,352,955	75,655,274	67,736,298

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

31.	Risks and Financial Instruments

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

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts, and disbursements in foreign currency and net investments in foreign operations. Hedge is used in order to reduce the effects of changes in exchange rates on the Company´s income and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts, and disbursements in foreign currencies to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais as of December 31, 2016 and 2015:

Assets and Liabilities in Foreign Currencies

In millions of Brazilian Reais	2016	2015
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	423.9	147.8
Foreign trade receivables, net of allowance for doubtful accounts and advances to foreign customers	323.4	188.8
Net investments in foreign subsidiaries (except cash, cash equivalents, financial investments, trade receivables, financing, and payables)	600.9	611.4

	1,348.2	948.0

Liabilities in foreign currency
Financing in foreign currency, gross of transaction costs and negative goodwill	(4,736.3)	(2,630.3)
Payables arising from imports, net of advances to foreign suppliers	(57,1)	(64.4)

	(4,793.4)	(2,694.7)

Foreign currency hedging instruments	2,206.4	2,667.2

Net asset (liability) position – Total	(1,238.8)	920.5
Net asset (liability) position – Income statement effect	24.8	(40.7)
Net asset (liability) position – Shareholders’ equity effect	(1,263.6)	961.2

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity Analysis of Assets and Liabilities in Foreign Currency

The table below shows the effect of exchange rate changes in different scenarios, based on the net liability position of R$ 1,238.8 million in foreign currency:

In millions of Brazilian Reais	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%
(1) Income statement effect	Real devaluation	2.5	6.2	12.4
(2) Shareholders’ equity effect		(126.4)	(315.9)	(631.8)

(1) + (2)	Net effect	(123.9)	(309.7)	(619.4)

(3) Income statement effect	Real appreciation	(2.5)	(6.2)	(12.4)
(4) Shareholders’ equity effect		126.4	315.9	631.8

(3) + (4)	Net effect	123.9	309.7	619.4

The shareholders’ equity effect refers to cumulative translation adjustments of changes in the exchange rate on equity of foreign subsidiaries (see Notes 2.r and 23.f—Cumulative Translation Adjustments), net investments hedge in foreign entities, cash flow hedge of firm commitment and highly probable transaction (see Note 2.c and Hedge Accounting below).

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

The Company attempts to maintain its financial interest assets and liabilities at floating rates.

The table below shows the financial assets and liabilities exposed to floating interest rates as of December 31, 2016 and 2015:

In millions of Brazilian Reais

	Note	2016	2015
CDI
Cash equivalents	4	3,837.8	2,497.9
Financial investments	4	1,174.5	801.6
Asset position of foreign exchange hedging instruments—CDI	31	28.3	30.6
Loans and debentures	14	(5,862.3)	(5,520.9)
Liability position of foreign exchange hedging instruments—CDI	31	(2,181.6)	(2,225.1)
Liability position of hedging instruments from pre-fixed interest to CDI	31	—	(27.8)

Net liability position in CDI		(3,003.3)	(4,443.7)

TJLP
Loans –TJLP	14	(404.4)	(420.8)

Net liability position in TJLP		(404.4)	(420.8)

LIBOR
Asset position of foreign exchange hedging instruments—LIBOR	31	1,149.7	1,364.4
Loans—LIBOR	14	(1,470.1)	(1,587.1)

Net liability position in LIBOR		(320.4)	(222.7)

TIIE
Loans—TIIE	14	(9.6)	(27.1)

Net liability position in TIIE		(9.6)	(27.1)

SELIC
Loans – SELIC	14	(99.5)	(30.9)

Net liability position in SELIC		(99.5)	(30.9)

Total net liability position exposed to floating interest		(3,837.2)	(5,145.2)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity Analysis of Floating Interest Rate Risk

The table below shows the incremental expenses and income that would be recognized in financial income in 2016, due to the effect of floating interest rate changes in different scenarios:

In millions of Brazilian Reais
	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial investments	Increase in CDI	40.1	100.3	200.6
Foreign exchange hedging instruments (assets in CDI) effect	Increase in CDI	0.3	0.8	1.6
Interest effect on debt in CDI	Increase in CDI	(80.8)	(202.1)	(404.2)
Interest rate hedging instruments (liabilities in CDI) effect	Increase in CDI	(57.4)	(110.1)	(198.0)

Incremental expenses		(97.8)	(211.1)	(400.0)

Interest effect on debt in TJLP	Increase in TJLP	(3.0)	(7.6)	(15.2)

Incremental expenses		(3.0)	(7.6)	(15.2)

Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	0.8	2.0	4.1
Interest effect on debt in LIBOR	Increase in LIBOR	(1.1)	(2.7)	(5.5)

Incremental expenses		(0.3)	(0.7)	(1.4)

Interest effect on debt in TIIE	Increase in TIIE	(0.1)	(0.2)	(0.4)

Incremental expenses		(0.1)	(0.2)	(0.4)

Interest effect on debt in SELIC	Increase in SELIC	(0.9)	(2.3)	(4.6)

Incremental expenses		(0.9)	(2.3)	(4.6)

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

The Company maintained the following allowances for doubtful accounts on trade receivables:

	2016	2015
Ipiranga	182,252	151,921
Ultragaz	33,804	28,136
Oxiteno	10,856	12,412
Extrafarma	3,449	5,376
Ultracargo	2,971	2,971

Total	233,332	200,816

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

The Company and its subsidiaries believe to have enough working capital and sources of financing to satisfy their current needs. The gross indebtedness due over the next twelve months totals R$ 3,039.9 million, including estimated interests on loans (for quantitative information, see Note 14). Furthermore, the investment plan for 2017 totals R$ 2,174 million. As of December 31, 2016, the Company and its subsidiaries had R$ 5,686.7 million in cash, cash equivalents, and short-term financial investments (for quantitative information, see Note 4).

The table below presents a summary of financial liabilities as of December 31, 2016 to be settled by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, these amounts may be different from the amounts disclosed on the balance sheet as of December 31, 2016.

	In millions of Brazilian Reais
Financial liabilities	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans including future contractual interest (1) (2)	14,771.2	3,039.9	6,128.9	1,786.2	3,816.2
Currency and interest rate hedging instruments (3)	337.7	179.7	128.1	29.6	0.3
Trade payables	1,709.7	1,709.7	—	—	—

(1)	To calculate the estimated interest on loans some macroeconomic assumptions were used, including averaging for the period the following: (i) CDI of 11.5%, (ii) exchange rate of the Real against the U.S. dollar of R$ 3.40 in 2017, R$ 3.66 in 2018, R$ 3.93 in 2019, R$ 4.21 in 2020 and R$ 4.51 in 2021, (iii) TJLP of 7.5% p.a. and (iv) IGP-M of 4.6% in 2017, 4.5% in 2018, 4.5% in 2019 and 4.5% in 2020 (source: BM&FBOVESPA, Bulletin Focus and financial institutions).
(2)	Includes estimated interest payments on short-term and long-term loans until the payment date.
(3)	The currency and interest rate hedging instruments were estimated based on projected U.S dollar futures contracts and the futures curve of DI x Pre contract quoted on BM&FBOVESPA on December 29, 2016 and on the futures curve of LIBOR (ICE—IntercontinentalExchange) on December 30, 2016. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

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

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments entered into by the Company and its subsidiaries:

			Notional amount(1)				Fair value		Amounts receivable	Amounts payable
Hedging instruments	Counterparty	Maturity	2016		2015		2016	2015	2016
							R$ million	R$ million	R$ million	R$ million
a –Exchange rate swaps receivable in U.S. dollars
Receivables in U.S. dollars (LIBOR)	Bradesco, BTMU, Itaú, JP Morgan, Morgan Stanley, Santander, Scotiabank	Jan 2017 to Oct 2026	US$	350.0	US$	350.0	1,149.7	1,364.4	1,149.7	—
Receivables in U.S. dollars (Fixed)			US$	1,062.4	US$	334.5	1,084.6	1,335.1	1,084.6	—
Payables in CDI interest rate			US$	(1,412.4)	US$	(684.5)	(2,181.6)	(2,225.1)	—	2,181.6

Total result				—		—	52.7	474.4	2,234.3	2,181.6

b – Exchange rate swaps payable in U.S. dollars + COUPON	, Itaú, Santander	Jan 2017 to Apr 2017
Receivables in CDI interest rates			US$	8.5	US$	7.9	28.3	30.6	28.3	—
Payables in U.S. dollars (Fixed)			US$	(8.5)	US$	(7.9)	(27.9)	(32.3)	—	27.9

Total result				—		—	0.4	(1.7)	28.3	27.9

c –Interest rate swaps in R$
Receivables in fixed interest rate				—	R$	27.5	—	27.4	—	—
Payables in CDI interest rate				—	R$	(27.5)	—	(27.8)	—	—

Total result				—		—	—	(0.4)	—	—

Total gross result							53.1	472.3	2,262.6	2,209.5
Income tax							(36.9)	(86.0)	(36.9)	—

Total net result							16.2	386.3	2,225.7	2,209.5

Positive result (see Note 4)							218.5	433.7
Negative result (see Note 14)							(202.3)	(47.4)

(1)	In million. Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Hedging instruments existing as of December 31, 2016 are described below, according to their category, risk, and hedging strategy:

a—Hedging against foreign exchange exposure of liabilities in foreign currency—The purpose of these contracts is (i) to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Brazilian Reais linked to CDI, (ii) firm commitments in U.S. dollars, changing them into debts or firm commitments in Reais indexed to the CDI and (iii) change a financial investment linked to the CDI and given as a guarantee to a loan in the U.S. dollar into a financial investment linked to the U.S. dollar. As of December 31, 2016, the Company and its subsidiaries had outstanding swap contracts totaling US$ 1,412.4 million in notional amount with a liability position, on average of 83.5% of CDI, of which US$ 329.4 million, had an asset position at US$ + 1.29% p.a., US$ 350.0 million had an asset position at US$ + LIBOR + 0.87% p.a. and US$ 733.0 million in interest rate swap with an asset position at US$ + 5.65% p.a. This amount includes US$ 440.0 million related to the fair value of hedging instruments of Ipiranga’s debt (see Notes 14.c and “hedge accounting” below) and US$ 152.6 million related to hedging instruments of cash flow of firm commitment (see “hedge accounting” below).

b—Hedging against foreign exchange exposure of operations—The purpose of these contracts is to make the exchange rate of the revenues of subsidiaries Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials during their operating cycles. As of December 31, 2016, these swap contracts totaled US$ 8.5 million and, on average, had an asset position at 72.3% of CDI and a liability position at US$ + 0.0% p.a.

c—Hedging against the interest rate fixed in local financing—The purpose of these contracts is to convert the interest rate on financing contracted in Brazilian Reais from fixed into floating. This swap contract was settled at maturity date (See Note 14.h)

Hedge Accounting

The Company and its subsidiaries use derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness , as well as the changes in their fair value.

Fair value hedge

The Company and its subsidiaries designate as fair value hedges certain financial instruments used to offset the variations in interest and exchange rates, which are based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

On December 31, 2016, the notional amount of foreign exchange hedging instruments designated as fair value hedge totaled US$ 440.0 million. In 2016, a loss of R$ 426.4 million related to the result of hedging instruments, a loss of R$ 11.6 million related to the fair value adjustment of debt, and a gain of R$ 255.6 million related to the financial expense of the debt were recognized in the income statements, transforming the average effective cost of the operation into 101.9% of CDI (see Note 14.c.1).

Cash flow hedge

The Company and its subsidiaries designate, as cash flow hedge of firm commitment and highly probable transactions, derivative financial instruments to hedge “firm commitments” and non-derivative financial instruments to hedge “highly probable future transactions”, to hedge against fluctuations arising from changes in exchange rate.

On December 31, 2016, the notional amount of exchange rate hedging instruments of firm commitments designated as cash flow hedges totaled US$ 152.6 million, and a loss of R$ 132.5 million was recognized in the income statement. On December 31, 2016, the unrealized loss of “Other comprehensive income” is R$ 13.8 million, net of deferred income and social contribution taxes.

On December 31, 2016, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as fair value hedge, related to notes in the foreign market totaled US$ 570.0 million. On December 31, 2016, the unrealized loss of “Other comprehensive income” is R$ 12.1 million, net of deferred income and social contribution taxes.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Net investment hedge in foreign entities

The Company and its subsidiaries designate, as net investment hedge in foreign entities, notes in the foreign market, for hedging net investment in foreign entities, to offset changes in exchange rates.

On December 31, 2016, the balance of foreign exchange hedging instruments designated as net investments hedge in foreign entities, related to part of the investments made in entities which functional currency is other than the Brazilian Real, totaled US$ 133.0 million. On December 31, 2016, the unrealized loss of “Other comprehensive income” is R$ 2.8 million, net of deferred income and social contribution taxes. The effects of exchange rate changes on investments and hedging instruments were offset in shareholders’ equity.

Gains (losses) on Hedging Instruments

The following tables summarize the value of gains (losses) recognized, which affected the shareholders’ equity as of December 31, 2016, 2015 and 2014 of the Company and its subsidiaries:

	R$ million
	2016
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(177.0)	(13.8)
b – Exchange rate swaps payable in U.S. dollars (ii)	9.2	—
c – Interest rate swaps in R$ (iii)	(0.5)	—
d – Non-derivative financial instruments (iv)	(28.5)	(14.9)

Total	(196.8)	(28.7)

	R$ million
	2015
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(143.1)	6.3
b – Exchange rate swaps payable in U.S. dollars (ii)	(2.2)	(31.3)
c – Interest rate swaps in R$ (iii)	1.1	—

Total	(144.2)	(25.0)

	R$ million
	2014
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(51.2)	—
b – Exchange rate swaps payable in U.S. dollars (ii)	6.6	(7.3)
c – Interest rate swaps in R$ (iii)	13.3	—

Total	(31.3)	(7.3)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

(i) Does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars when this effect is offset in the gain or loss of the hedged item (debt/firm commitments).

(ii) Considers the designation effect of foreign exchange hedging.

(iii) Considers the designation effect of interest rate hedging in Brazilian Reais.

(iv) Considers the results of notes in the foreign market.

Fair Value of Financial Instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, as of December 31, 2016 and 2015, are stated below:

			2016		2015
	Category	Note	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Loans and receivables	4	113,318	113,318	192,016	192,016
Financial investments in local currency	Measured at fair value through profit or loss	4	3,837,807	3,837,807	2,497,903	2,497,903
Financial investments in foreign currency	Measured at fair value through profit or loss	4	323,033	323,033	12,974	12,974
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	113,640	113,640	790,969	790,969
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4	1,053,369	1,053,369	—	—
Fixed-income securities and funds in local currency	Held to maturity	4	7,449	7,449	10,618	10,618
Fixed-income securities and funds in foreign currency	Available for sale	4	34,775	34,775	35,013	35,013
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	218,458	218,458	433,669	433,669

Total			5,701,849	5,701,849	3,973,162	3,973,162

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,428,907	1,428,907	1,715,405	1,715,405
Financing	Measured at amortized cost	14	6,990,269	6,881,085	4,846,649	4,686,178
Debentures	Measured at amortized cost	14	2,746,881	2,746,915	2,246,215	2,233,313
Finance leases	Measured at amortized cost	14	48,716	48,716	45,894	45,894
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	202,357	202,357	47,445	47,445
Subscription warrants – indemnification	Measured at fair value through profit or loss	22	153,429	153,429	112,233	112,233

Total			11,570,559	11,461,409	9,013,841	8,840,468

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair value of cash and bank deposit balances are identical to their carrying values.

•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the financial statements, which corresponds to their fair value.

•	Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the “yield curve” and, therefore, the Company believes their fair value corresponds to their carrying value.

•	The subscription warrants – indemnification were measured based on the share price of Ultrapar (UGPA3) at the financial statements date and are adjusted to the Company’s dividend yield, since the exercise is only possible starting in 2020 onwards and they are not entitled to dividends until then. The number of shares of subscription warrants – indemnification is also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. (See Note 22).

•	In 2016, the fair value calculation of notes in the foreign market (see Note 14.b) is based on the quoted price in an active market.

The fair value of other financial investments and financing was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates December 31, 2016 and 2015. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realizable in the current market.

Financial instruments were classified as loans and receivables or financial liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, (ii) financial investments classified as measured at fair value through profit or loss, (iii) financial investments that are classified as available for sale, which are measured at fair value through other comprehensive income (see Note 4), (iv) loans and financing measured at fair value through profit or loss (see Note 14), (v) guarantees to customers that have vendor arrangements (see Note 14.k), which are measured at fair value through profit or loss, and (vi) subscription warrants – indemnification, which are measured at fair value through profit or loss (see Note 22). The financial investments classified as held-to-maturity are measured at amortized cost. Cash, banks, and trade receivables are classified as loans and receivables. Trade payables and other payables are classified as financial liabilities measured at amortized cost.

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

The table below shows a summary of the financial assets and financial liabilities measured at fair value in the Company’s and its subsidiaries December 31, 2016 and 2015:

	Category	Note	2016	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Cash and banks	Loans and receivables	4	113,318	113,318	—	—
Financial investments in local currency	Measured at fair value through profit or loss	4	3,837,807	3,837,807	—	—
Financial investments in foreign currency	Measured at fair value through profit or loss	4	323,033	323,033	—	—
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	113,640	113,640	—	—
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4	1,053,369	1,053,369	—	—
Fixed-income securities and funds in local currency	Held to maturity	4	7,449	7,449	—	—
Fixed-income securities and funds in foreign currency	Available for sale	4	34,775	32,167	2,608	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	218,458	—	218,458	—

Total			5,701,849	5,480,783	221,066	—

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,428,907	—	1,428,907	—
Financing	Measured at amortized cost	14	6,881,085	2,338,920	4,542,165	—
Debentures	Measured at amortized cost	14	2,746,915	—	2,746,915	—
Finance leases	Measured at amortized cost	14	48,716	—	48,716	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	202,357	—	202,357	—
Subscription warrants – indemnification(1)	Measured at fair value through profit or loss	22	153,429	—	153,429	—

Total			11,461,409	2,338,920	9,122,489	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Category	Note	2015	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Cash and banks	Loans and receivables	4	192,016	192,016	—	—
Financial investments in local currency	Measured at fair value through profit or loss	4	2,497,903	2,497,903	—	—
Financial investments in foreign currency	Measured at fair value through profit or loss	4	12,974	12,974	—	—
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	790,969	790,969	—	—
Fixed-income securities and funds in local currency	Held to maturity	4	10,618	10,618	—	—
Fixed-income securities and funds in foreign currency	Available for sale	4	35,013	25,615	9,398	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	433,669	—	433,669	—

Total			3,973,162	3,530,095	443,067	—

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,715,405	—	1,715,405	—
Financing	Measured at amortized cost	14	4,686,178	—	4,686,178	—
Debentures	Measured at amortized cost	14	2,233,313	—	2,233,313	—
Finance leases	Measured at amortized cost	14	45,894	—	45,894	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	47,445	—	47,445	—
Subscription warrants – indemnification(1)	Measured at fair value through profit or loss	22	112,233	—	112,233	—

Total			8,840,468	—	8,840,468	—

(1)	Refers to subscription warrants issued by the Company in the Extrafarma acquisition. For further information, see Note 22.

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

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on BM&FBOVESPA as of December 29, 2016. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 5.94 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Brazilian Real against the likely scenario, according to the risk to which the hedged item is exposed.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Based on the balances of the hedging instruments and hedged items as of December 30, 2016, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the original balance in Brazilian Reais as of December 31, 2016 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	170,030	775,209	1,380,387
(2) Debts/firm commitments in dollars	appreciation	(170,029)	(775,200)	(1,380,371)

(1)+(2)	Net effect	1	9	16

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(236)	6,753	13,742
(4) Gross margin of Oxiteno	devaluation	236	(6,753)	(13,742)

(3)+(4)	Net effect	—	—	—

32.	Commitments

a.	Contracts

Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its port facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products, as shown below:

Port	Minimum movement in tons per year	Maturity
Aratu (*)	397,000	2031
Aratu	900,000	2022
Suape	250,000	2027
Suape	400,000	2029

(*)	In December 2016, this contract was renewed for a period of 15 years, changing the minimum contractual movement from 100,000 tons/year to 397,000 tons/year.

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of December 31, 2016, these rates were R$ 6.99 per ton for Aratu and R$ 2.90 per ton for Suape. The subsidiary has met the minimum cargo movement required since the beginning of the contractual agreements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. which establishes a minimum annually consumption level of ethylene, calculated quarterly, and conditions for the supply of ethylene until 2021. The minimum purchase commitment clause provided for a minimum annual consumption of 190 thousand tons in 2016. The minimum purchase commitment and the actual demand accumulated to December 31, 2016 and 2015, expressed in tons of ethylene, are shown below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased. The subsidiary met the minimum purchase volume required in the agreement, according to contractual conditions and tolerance.

	Minimum purchase commitment(*)		Accumulated demand (actual)
In tons of ethylene	2016	2015	2016	2015
1st quarter	47,240	37,743	47,196	44,352
2nd quarter	47,240	46,596	53,530	51,112
3rd quarter	47,760	47,890	54,180	48,507
4th quarter	35,599	47,890	37,649	41,950

Total	177,839	180,119	192,555	185,921

(*)	Adjusted for scheduled shutdowns in Braskem S.A. during the periods.

Subsidiary Oxiteno S.A. has a supply agreement with Braskem S.A., valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. The minimum purchase commitment and the actual demand accumulated to December 31, 2016 and 2015, expressed in tons of ethylene, are shown below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 30% of the current ethylene price for the quantity not purchased. The subsidiary met the minimum purchase volume required in the agreement, according to contractual conditions and tolerance.

	Minimum purchase commitment(*)		Accumulated demand (actual)
In tons of ethylene	2016	2015	2016	2015
1st semester	17,688	20,101	18,423	17,669
2nd semester	21,206	17,376	21,480	19,482

Total	38,894	37,477	39,903	37,151

(*)	Adjusted for scheduled shutdowns in Braskem S.A. during the periods.

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

Maximum compensation value (*)
Oxiteno	US$ 1,062
Ipiranga	R$770
Ultracargo	R$715
Ultragaz	R$300
Extrafarma	R$135

(*)	In millions. In accordance with policy conditions.

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

Subsidiaries Cia. Ultragaz, Bahiana, Tequimar, Serma, and Oxiteno S.A. have operating lease contracts for the use of IT equipment. These contracts have terms of 36 and 45 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option. Subsidiaries Cia. Ultragaz and Bahiana have operating lease contracts related to vehicles in their fleet. These contracts have terms of 24 to 60 months and there is no purchase option. The future disbursements (installments), assumed under these contracts, amount approximately to:

	Up to 1 year	Between 1 and 5 years	More than 5 years	Total
2016	25,237	26,464	—	51,701

The subsidiaries IPP, Extrafarma, and Cia. Ultragaz have operating lease contracts related to land and building of service stations, drugstores, and stores, respectively. The future disbursements and receipts (installments), arising from these contracts, amount approximately to:

		Up to 1 year	Between 1 and 5 years	More than 5 years	Total
2016	payable	112,627	325,295	204,956	642,878
	receivable	(52,703)	(159,074)	(75,523)	(287,300)

The expense recognized in 2016 for operating leases was R$ 101,330 (R$ 100,522 in 2015 and R$ 72,969 in 2014), net of sublease income.

33.	Ultracargo – Fire Accident in Santos

In April 2015, a fire occurred in six ethanol and gasoline tanks operated by Ultracargo in Santos, which represented 4% of the subsidiary’s overall capacity as of December 31, 2014. The Civil and Federal Police investigated the accident and its impacts, and concluded that it is not possible to determine the cause of the accident and neither to individualize active or passive conduct related to the cause, and there was no criminal charge against either individual or the subsidiary, by both authorities.

As a result of this accident, some of the operations, which correspond to 150 thousand cubic meters, or 22.5% of Ultracargo’s overall capacity, are still suspended. The decommissioning process, which comprised the removal of equipment and structures of the terminal affected by the fire, was concluded and works of the rehabilitation and commissioning for return of the overall terminal operation are underway.

As a result of the evolution of the regulation process with insurers, as of December 31, 2016, the insurance receivable in the amount of R$ 366,678 and indemnities to customers and third parties in the amount of R$ 99,863 were recorded. In the first quarter of 2017, Ultracargo received the total amount of insurance receivable. In addition, there are contingent liabilities related to lawsuits and extrajudicial lawsuits in the amount of R$ 96,408 and R$ 16,637, respectively. During 2016, Ultracargo received R$ 78,878 related to rescue, containment expenses and loss of profit. As disclosed in Note 27, in 2016 the accident generated a revenue of R$ 76,443 (an expense of R$ 92,192 in 2015).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

34.	Subsequent Event

Issuance of debentures

In April 2017, IPP carried out its fifth issuance of debentures, in two single series of 600,139 and 352,361, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures, unconditionally guaranteed by Ultrapar. The debentures have been subscribed by Eco Consult – Consultoria de Operações Financeiras Agropecuárias Ltda. and the main characteristics of the debentures are as follows:

Principal amount: R$ 660,139	Principal amount: R$ 352,361
Unit Par Value: R$ 1.000,00	Unit Par Value: R$ 1.000,00
Maturity date: April 18, 2022	Maturity date: April 15, 2024
Repayment method: Lump sum at final maturity	Repayment method: Lump sum at final maturity
Interest: 95% of CDI	Interest: NTNB – 0.50%
Payment of interest: Semiannually	Payment of interest: Annually

The debentures were later assigned and transferred to Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). IPP will use the net proceeds from this issuance for the purchase of ethanol.